Form 20-F
period 2002-12-31
KT CORP
filed 2003-06-25
CIK 892450

As filed with the Securities and Exchange Commission on June 25, 2003

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.

FORM 20-F

ANNUAL REPORT PURSUANT TO

SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2002

Commission file number 1-14926

KT Corporation

(Exact name of Registrant as specified in its charter)

KT Corporation

(Translation of Registrant’s name into English)

The Republic of Korea

(Jurisdiction of incorporation or organization)

206 Jungja-dong

Bundang-gu, Sungnam

Gyunggi-do

463-711 Korea

(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Name of each exchange on which registered
American Depositary Shares, each	New York Stock Exchange, Inc.
representing one-half of one share
of Common Stock

Common Stock, par value	New York Stock Exchange, Inc.*
Won 5,000 per share

Securities registered or to be registered pursuant to Section 12(g) of the Act.

None

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

$150,000,000 7 1/2% Notes due 2006

$200,000,000 7 5/8% Notes due 2007

$1,210,050,000 0.25% Convertible Notes due 2007

$500,000,000 4.30% Bonds due 2005

9,270,200 Warrants to Purchase Common Shares

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

247,543,547 shares of Common Stock, par value Won 5,000 per share

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

☒  Yes                          ☐  No

Indicate by check mark which financial statement item the registrant has elected to follow.

☐  Item 17                    ☒  Item 18

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.

☐  Yes                         ☐  No

*	Not for trading, but only in connection with the registration of the American Depositary Shares.

i

GLOSSARY

All references to “Korea” or the “Republic” contained in this annual report mean the Republic of Korea. All references to the “Government” mean the government of the Republic of Korea. All references to “we”, “us” or the “Company” mean KT Corporation and, as the context may require, its subsidiaries.

Any discrepancies in any table between totals and the sums of the amounts listed are due to rounding.

All references to “Won” or “(Won)” in this annual report are to the currency of the Republic, all references to “Dollars”, “$” or “US$” are to the currency of the United States of America, and all references to “Yen” or “¥” are to the currency of Japan.

Unless otherwise indicated, translations of Won amounts into Dollars in this annual report were made at the noon buying rate in The City of New York for cable transfers in Won per US$1.00 as certified for customs purposes by the Federal Reserve Bank of New York. Unless otherwise stated, the translations of Won into Dollars were made at the noon buying rate in effect on December 31, 2002, which was Won 1,186.3 to US$1.00.

Item 3.    Key Information

SELECTED FINANCIAL DATA

You should read the selected consolidated financial data below in conjunction with the Consolidated Financial Statements as of December 31, 2001 and 2002 and for each of the years in the three-year period ended December 31, 2002 and the auditors’ report on these statements. The selected consolidated financial data for the five years ended December 31, 2002 are derived from our audited consolidated financial statements.

Our Consolidated Financial Statements are prepared in accordance with Korean GAAP, which differ in certain significant respects from accounting principles generally accepted in the United States of America (“U.S. GAAP”). See Note 37 of Notes to Consolidated Financial Statements.

	Year Ended December 31,
	1998		1999		2000		2001		2002		2002
	(in billions of Won and millions of Dollars, except per share data)
Income statement data
Korean GAAP(1):
Operating revenues	(Won)	10,176	(Won)	11,786	(Won)	13,538	(Won)	15,945	(Won)	16,394	US$	13,819
Cost of services		8,751		9,436		10,492		11,595		11,378		9,591
Selling, general and administrative expenses		828		1,593		1,995		2,406		2,678		2,257
Operating income		598		757		1,051		1,943		2,338		1,971
Donations and contribution payments(2)		199		182		145		157		145		123
Gain on disposition of investments(3)		28		124		941		628		1,177		992
Income taxes(4)		103		46		551		421		741		625
Net earnings		195		383		986		1,113		1,947		1,641
Basic earnings per share(5)		679		1,268		3,165		3,576		7,504		6.33
Diluted earnings per share(6)		679		1,268		3,165		3,576		6,601		5.56
Dividends per share(7)		236		294		511		720		860		0.72
U.S. GAAP(8):
Operating revenues	(Won)	8,881	(Won)	9,890	(Won)	10,512	(Won)	11,560	(Won)	11,470	US$	9,669
Operating income		438		434		613		1,118		1,159		977
Net earnings		388		475		701		1,006		1,556		1,312
Basic earnings per share(5)		1,348		1,573		2,251		3,233		5,998		5.10
Basic earnings per share before cumulative effect of accounting change(5)		1,348		1,573		2,966		3,233		5,998		5.10
Diluted earnings per share(6)		1,348		1,573		2,251		3,233		4,972		4.19
Diluted earnings per share before cumulative effect of accounting change(6)		1,348		1,573		2,966		3,233		4,972		4.19

	Year Ended December 31,
	1998		1999		2000		2001		2002		2002
	(in billions of Won and millions of Dollars)
Balance sheet data
Korean GAAP(1):
Working capital(9)	(Won)	(413)	(Won)	(927)	(Won)	(3,252)	(Won)	(331)	(Won)	(567)	US$	(478)
Net property, plant and equipment		13,876		14,218		17,435		17,139		16,853		14,206
Total assets		19,651		26,347		28,393		30,012		29,050		24,488
Long-term debt(10)		3,256		2,964		5,319		6,513		9,877		8,326
Refundable deposits for telephone installation(11)		3,925		3,228		3,040		2,349		1,534		1,293
Total stockholders’ equity		6,050		14,382		12,370		13,759		9,620		8,109
U.S. GAAP(8):
Net property, plant and equipment	(Won)	12,978	(Won)	12,743	(Won)	13,600	(Won)	12,804	(Won)	11,995	US$	10,111
Total assets		18,101		22,828		23,066		22,856		21,737		18,324
Total stockholders’ equity		6,578		12,158		10,637		11,189		7,270		6,129

	As of December 31,
	1998	1999	2000	2001	2002
Operating data
Lines installed (thousands)(12)	24,455	24,464	24,383	24,854	25,062
Lines in service (thousands)(12)	20,756	21,192	21,525	21,898	22,327
Lines in service per 100 inhabitants(13)	43.2	43.8	44.1	44.9	46.8
Lines in service per employee(12)(14)	403	446	473	497	507
PCS subscribers (thousands)(15)	2,353	4,268	8,416	9,591	10,333
Broadband Internet subscribers (thousands)	—	14	1,729	3,858	4,922

	Year Ended December 31,
	1998		1999		2000		2001		2002		2002
	(in billions of Won and millions of Dollars)
Other financial data
Korean GAAP(1):
Net cash provided by operating activities	(Won)	2,712	(Won)	2,927	(Won)	2,651	(Won)	3,629	(Won)	4,827	US$	4,069
Net cash used in investing activities		(3,705)		(3,355)		(5,486)		(3,916)		(4,065)		(3,427)
Net cash provided by (used in) financing activities		1,070		580		2,842		755		(844)		(712)
U.S. GAAP(8):
Net cash provided by operating activities	(Won)	2,890	(Won)	2,246	(Won)	2,196	(Won)	2,317	(Won)	2,973	US$	2,506
Net cash used in investing activities		(2,707)		(3,349)		(4,651)		(2,443)		(2,639)		(2,224)
Net cash provided by (used in) financing activities		42		1,256		2,450		299		(254)		(214)

	Years ended December 31,
	2000		2001		2002
	(in billions of Won)
Other data in accordance with U.S. GAAP-transitional disclosures of SFAS No. 142(16)
Net earnings	(Won)	701	(Won)	1,006	(Won)	1,556
Add back: goodwill amortization		4		3		—
Add back: goodwill amortization related to equity investee		54		114		—

Adjusted net earnings	(Won)	759	(Won)	1,123	(Won)	1,556

	Years ended December 31,
	2000		2001		2002
	(in Won)
Basic earnings per share	(Won)	2,251	(Won)	3,233	(Won)	5,998
Add back: goodwill amortization		12		11		—
Add back: goodwill amortization related to equity investee		172		365		—

Adjusted basic earnings per share	(Won)	2,435	(Won)	3,609	(Won)	5,998

Basic earnings per share before cumulative effect of accounting change	(Won)	2,966	(Won)	3,233	(Won)	4,972
Add back: goodwill amortization		12		11		—
Add back: goodwill amortization related to equity investee		172		365		—

Adjusted basic earnings per share before cumulative effect of accounting change	(Won)	3,150	(Won)	3,609	(Won)	4,972

(1)	During 1998, 1999 and 2000, we changed, among others, our method of depreciation for certain property, plant and equipment, accounting for certain foreign currency translation gains and losses, accounting for interconnection charges, accounting for prior period adjustments, accounting for deferred charges, accounting for income taxes, accounting for losses on the sale of PCS handsets and accounting for consolidation.
(2)	Includes donations and contributions to the Government’s Information and Telecommunication Improvement Fund, the Korea Electronic Telecommunication Research Institute and other institutes supporting science and technology research. See Note 33 of Notes to Consolidated Financial Statements.
(3)	Includes a gain of Won 921 billion in 2000 as a result of our disposition of 2,943,627 shares of SK Telecom to the major shareholders of Hansol M.com in connection with our acquisition of a 47.9% interest in Hansol M.com. Includes a gain of Won 616 billion in 2001 as a result of our disposition of 2,674,580 shares of SK Telecom. Includes a gain of Won 1,154 billion in 2002 as a result of our disposition of 5,457,635 shares of SK Telecom. See Note 10(a) of Notes to Consolidated Financial Statements.
(4)	Includes deferred tax expense of Won 233 billion in 2000 related to the write-off of deferred income tax assets of KT M.com due to KT M.com’s conclusion in December 2000 that it was not likely that KT M.com would be able to realize the tax benefit of KT M.com’s loss carryforward. See Note 29 to the Consolidated Financial Statements.
(5)	Basic earnings per share under Korean GAAP and U.S. GAAP is calculated by dividing net earnings by the weighted average number of shares outstanding during the period. The weighted average number of shares outstanding was 311,647 thousand for 2000, 311,276 thousand for 2001 and 259,450 thousand for 2002.
(6)	Diluted earnings per share are calculated based on the effect of dilutive securities that were outstanding during the period. The denominator of the diluted earnings per share computation is adjusted to include the number of additional common shares that would have been outstanding if the dilutive securities had been converted into common stock. In addition, the numerator is adjusted to include the after-tax amount of interest recognized associated with convertible notes. The weighted average number of shares outstanding was 311,647 thousand for 2000, 311,276 thousand for 2001 and 300,097 thousand for 2002.
(7)	Dividends paid on a per share basis for shares owned by the Government differ from dividends paid on a per share basis to all the other shareholders. The Government completed the disposition of its ownership interest in us in May 2002. The calculation of dividends per share represents the weighted average dividends paid per share.
(8)	See Note 37 of Notes to Consolidated Financial Statements for reconciliation to U.S. GAAP.
(9)	“Working capital” means current assets minus current liabilities.
(10)	Excluding current portion.
(11)	See “Operating and Financial Review and Prospects—Trend Information—Changes in the Telephone Installation Charge System”, “—Liquidity and Capital Resources” and Note 2(t) of Notes to Consolidated Financial Statements for a discussion of changes in the telephone installation charge system.
(12)	Including public telephones.
(13)	Excluding public telephones.
(14)	Excluding employees of our subsidiaries.
(15)	Includes subscribers of KT Freetel and resale subscribers of KT Corporation and as of December 31, 2000, subscribers of KT M.com. In June and October 2000, we acquired a 47.9% interest in KT M.com. KT M.com merged into KT Freetel on May 1, 2001. We currently hold a 44.7% effective interest in KT Freetel. As of December 31, 2000, KT Freetel had approximately 4.7 million subscribers, KT M.com had approximately 3.0 million subscribers and KT Corporation had approximately 0.7 million resale subscribers. As of December 31, 2001, KT Freetel had approximately 8.4 million subscribers and KT Corporation had approximately 1.1 million resale subscribers. As of December 31, 2002, KT Freetel had approximately 8.9 million subscribers and KT Corporation had approximately 1.4 million resale subscribers.
(16)	Effective January 1, 2002, we adopted SFAS No. 142, “Goodwill and Other Intangible Assets”. SFAS No.142 requires that goodwill and indefinite-lived intangible assets no longer be amortized, but instead be tested for impairment at least annually. This table presents net income and earnings per share amounts on an adjusted basis to exclude the amortization of goodwill, and reconciles such adjusted amounts to net income and earnings per share presented in our condensed U.S. GAAP financial statements.

EXCHANGE RATE INFORMATION

The following table sets out information concerning the noon buying rate for the periods and dates indicated.

Period	At End of Period	Average Rate(1)	High	Low
1998	1,206.0	1,367.3	1,812.0	1,196.0
1999	1,136.0	1,188.2	1,243.0	1,125.0
2000	1,267.0	1,140.3	1,267.0	1,105.5
2001	1,313.5	1,295.1	1,369.0	1,234.0
2002	1,186.3	1,242.0	1,332.0	1,160.6
December	1,186.3	1,206.6	1,221.0	1,186.3
2003 (through June 24)	1,193.0	1,204.9	1,262.0	1,164.6
January	1,165.0	1,165.0	1,197.3	1,164.6
February	1,193.7	1,179.4	1,206.0	1,173.0
March	1,252.0	1,203.6	1,260.0	1,184.6
April	1,215.5	1,206.6	1,262.0	1,204.0
May	1,210.0	1,207.2	1,217.0	1,192.0
June (through June 24)	1,193.0	1,204.9	1,203.0	1,190.3

Source:	Federal Reserve Bank of New York.
(1)	The average of the Noon Buying Rates on the last day of each month (or a portion thereof) during the period.

We have translated the Won amounts into Dollars in this annual report solely for your convenience. We make no representation that the Won or Dollar amounts contained in this annual report could have been or could be converted into Dollar or Won, as the case may be, at any particular rate or at all.

RISK FACTORS

Increased competition in Korea has had and may continue to have an adverse effect on our results of operations and financial condition.

The telecommunications sector in Korea is rapidly evolving. We face increasing competition from new entrants to the telecommunications market. We expect the number and the identity of service providers in the market to continue to change. Future business combinations and alliances in the telecommunications industry may create significant new competitors. In addition, advances in technology as well as changes in the regulatory environment are also occurring. Any significant changes in the competitive landscape of the telecommunications sector and our inability to adapt to such changes could have a material adverse effect on our business, financial condition and results of operations.

Fixed-line Telephone Services

Before December 1991, we were the sole provider of local, domestic long-distance and international long-distance telephone services in Korea. DACOM Corporation became the second provider of international long-distance service in December 1991 and of domestic long-distance service in January 1996. In October 1997, a third carrier, Onse Telecom Corp., began to offer international long-distance service and in December 1999, it started to offer domestic long-distance service in Korea. In April 1999, Hanaro Telecom, Inc. became the second provider of local telephone service in Korea and obtained licenses in January 2003 to offer international long-distance service and domestic long-distance service. In addition, SK Telink obtained a license in June 2003 to offer international long-distance service. In addition, the increased availability and usage of mobile telephone services in Korea have had and are expected to have a material impact on our fixed-line telephone services.

The entry of these and other potential competitors into the local, domestic long-distance and international long-distance telephone service markets has had and may continue to have a material adverse effect on our revenues and profitability from these businesses. See “Information on the Company—Competition—Network Service Providers”. We cannot give any assurance that we will be able to maintain our share of these businesses at or above current levels.

Many of our competitors offer lower rates than we do for similar services. For example, although Hanaro’s and our local usage charges are the same at Won 39 per pulse (generally three minutes), Hanaro’s non-refundable telephone installation charge and basic monthly charge are lower than ours. Hanaro’s customers do not pay any non-refundable telephone installation charge, while our customers pay Won 60,000, and Hanaro’s customers pay a basic monthly charge of up to Won 3,500, while our customers pay up to Won 5,200, depending on location.

In addition, DACOM’s domestic long-distance rates are currently about 2.8% lower on average than ours, and Onse’s domestic long-distance rates are up to 4.1% lower than ours depending on the calling area.

DACOM’s international rates are currently about 0.6% lower on average than ours, and Onse’s international rates are currently about 4.1% lower on average than ours. Our discount calling plans for international calls offer rates that are comparable to those offered by DACOM’s and Onse’s discount calling plans. Starting in 1998, specific service providers, such as Internet phone service providers, voice resellers and call-back service providers, began offering international long-distance service in Korea at rates that are lower than the rates charged by us, DACOM or Onse. Demand for international long-distance services offered by specific service providers has grown rapidly since the launch of their services. Although we also began providing Internet phone service in April 1998, we cannot give any assurance that competition from specific service providers will not have a material adverse effect on our revenues and profitability from international long-distance service.

Mobile Telecommunications Services

KT Freetel, our consolidated subsidiary in which we own a 44.7% effective interest, provides PCS service, a type of mobile telecommunications service based on Code Division Multiple Access (“CDMA”) technology utilizing the 1,800 MHz frequency, in Korea. KT M.com, another provider of PCS service in which we owned a 47.9% interest, merged into KT Freetel on May 1, 2001. Competitors in this industry are cellular service provider SK Telecom and PCS service provider LG Telecom. SK Telecom acquired control of Shinsegi Telecom, another cellular service provider, in a series of transactions ended in April 2000, and Shinsegi merged into SK Telecom in January 2002. KT Freetel (including 1.4 million resale subscribers of KT Corporation) had a market share of 31.9% as of December 31, 2002 based on the total number of mobile subscribers in Korea, making KT Freetel the second largest mobile telecommunications service provider. SK Telecom had a market share of 53.2% as of December 31, 2002. We cannot give any assurance that KT Freetel will be able to successfully prevent SK Telecom or LG Telecom from increasing its market share in the future.

On March 6, 2003, KT ICOM, a company created by a consortium of companies including KT Corporation and KT Freetel to offer IMT-2000 services, merged into KT Freetel in a stock-for-stock transaction. IMT-2000 is a third-generation, high-capacity wireless communications technology, which when implemented, is expected to allow operators to provide to their customers significantly more bandwidth capacity. We cannot assure you that KT Freetel will be able to successfully compete with other third generation service providers. KT Freetel’s inability to compete effectively with third-generation service providers could have a material adverse effect on its financial condition and results of operations.

Broadband and Internet-Related Services

The Korean broadband Internet access service market has experienced significant growth over the last four years since Korea Thrunet first introduced its Hybrid Fiber Coaxial (or HFC) based service in July 1998. Hanaro Telecom entered the broadband market in April 1999 offering both HFC and Asymmetric Digital Subscriber Line (or ADSL) services. We began offering broadband Internet access service in June 1999. Dreamline and DACOM followed and introduced their services in late 1999 and early 2000, and numerous cable television operators have also begun HFC-based services. As a result of having to compete with a number of competitors and the maturing of the Internet access service market, we currently encounter and we expect to encounter pressure to increase marketing expenses in the future. We had a market share of 47.3% as of December 31, 2002 based on the number of subscribers in Korea. Our inability to compete effectively with our competitors could have a material adverse effect on our business.

The market for Internet-related services in Korea is very competitive. We anticipate that competition will continue to intensify as the usage and popularity of the Internet grows and as new domestic and international competitors enter the Internet industry in Korea. The substantial growth and potential size of the Internet industry in Korea have drawn many competitors and as a result may lead to increasing price competition to provide Internet-related services. Increased competition in the Internet industry could have a material adverse effect on our business.

WTO Agreement

Under the multilateral agreement on basic telecommunications services among the members of the World Trade Organization effective November 1997 (the “WTO Agreement”), the Government of Korea has agreed to gradually reduce the restrictions on foreign and individual shareholdings in KT Corporation and other network service providers in Korea. The relevant Korean law was amended to give effect to the provisions of the WTO Agreement. See “Information on the Company—Regulation—Foreign Investment”. While the WTO Agreement enables us to seek foreign investors and strategic partners and to more easily take advantage of opportunities for investments in overseas telecommunications projects, it may also benefit our competitors and further intensify competition in the domestic market.

Implementation of the IMT-2000 technology poses significant challenges and risks to us.

We acquired the right to purchase one of three licenses to provide IMT-2000 services on December 15, 2000, as a member of a consortium of companies including KT Corporation and KT Freetel. In March 2001, KT ICOM, a company created by our consortium to offer IMT-2000 services, obtained one of three licenses to provide IMT-2000 services in Korea. KT ICOM merged into KT Freetel on March 6, 2003 in a stock-for-stock transaction. As a condition to the merger, KT Freetel is required to offer its IMT-2000 services with limited coverage by the end of 2003. Accordingly, KT Freetel is planning to offer its IMT-2000 services in metropolitan Seoul by the end of 2003, but the timing of its nationwide service has not been determined. IMT-2000 presents risks and challenges to our business, any or all of which if realized or not addressed may have a material adverse effect on our financial condition, results of operations and prospects.

Specifically, IMT-2000 is a new technology. No assurance can be given that KT Freetel will be able to construct its network and provide services in a timely and cost efficient manner, or at all. Several telecommunications providers in other countries have announced delays in the roll-out of their third-generation services as a result of technological difficulties.

New content, solutions and services must also be developed for IMT-2000. No assurance can be given that the content and services will be developed in a timely manner, or at all, by us or third parties, or if developed will gain market acceptance such that KT Freetel will be able to derive revenues from such services to justify the investments made as well as to justify future investments. The total IMT-2000 license cost was Won 1.3 trillion, of which Won 650 billion was paid in March 2001, and the remainder of which is required to be paid over a period of five years starting 2007. KT ICOM made capital expenditure of Won 95 billion in 2002 for the development of IMT-2000. We estimate that KT Freetel will need to make capital expenditures of approximately Won 135 billion in 2003 and additional amounts thereafter for the development of IMT-2000.

We cannot assure you that we will realize the anticipated benefits of the merger between KT ICOM and KT Freetel.

In response to an increasing demand for wireless data communications and mobile telecommunications services, KT ICOM merged into KT Freetel on March 6, 2003 in a stock-for-stock transaction. The success of the merger depends, in part, on KT Freetel’s ability to realize the anticipated synergies, growth opportunities and cost savings from combining those two companies. The integration of the operations of the two companies will continue to require significant amounts of time, financial resources and management attention. We cannot assure you that the merger will not adversely affect the combined business, financial condition and results of operations of the two companies.

Disputes with our labor union may disrupt our business operations.

Our strategy of restructuring to improve our efficiency and profitability by disposing of non-core businesses and reducing our employee base have met with opposition from our labor union. In December 2000, certain members of the KT Trade Union carried out work stoppages, demanding changes in Government policies to prevent widespread layoffs and seeking negotiations with management regarding the scope of our restructuring. In May 2001, certain members of our labor union held protests in our headquarters opposing our strategy of restructuring unprofitable businesses, including 114 phone directory services, and the expected layoffs resulting from such strategy. There can be no assurance that we will not experience in the future labor disputes and unrests, including expanded protests and strikes, which could disrupt our business operations and have an adverse effect on our financial condition and results of operation.

The Korean telecommunications industry has been subject to the Government’s regulation and change in Government policy relating to the industry could have a material adverse effect on our operations and financial condition.

The Government, primarily through the Ministry of Information and Communication, has authority to regulate the telecommunications industry. The Ministry of Information and Communication, in consultation with the Ministry of Finance and Economy, approves local service rates charged by us and mobile service rates charged by SK Telecom. See “Information on the Company—Regulation—Rates”. The form of our standard agreement for providing local network service and each agreement for interconnection with other service providers are also subject to approval by the Ministry of Information and Communication. The Ministry of Information and Communication currently does not regulate our domestic long-distance, international long-distance, broadband Internet access and mobile service rates. The Ministry of Information and Communication’s policy is to promote competition in the Korean telecommunications markets through measures designed to prevent the dominant service provider in any such market from exercising its market power in such a way as to prevent the emergence and development of viable competitors. Government policies and regulations relating to the above as well as other regulations involving the telecommunications industry (including regulation of us as a dominant service provider) may change, which could have a material adverse effect on our operations and financial condition. See “Information on the Company—Regulation” and “—Relationship with the Government”.

Under current Government regulations, if a network service provider has the largest market share for a specified type of service and its revenue from that service for the previous year exceeds a specific revenue amount set by the Ministry of Information and Communication, it must obtain prior approval from the Ministry of Information and Communication for the rates and the general terms for that service. Each year the Ministry of Information and Communication designates service providers the rates and the general terms of which must be approved by the Ministry of Information and Communication. In the past five years, the Ministry of Information and Communication has so designated us for local telephone service and SK Telecom for mobile service. The inability to freely set our local telephone service rates may hurt the profit from that business and impede our ability to compete effectively against our competitors.

Starting April 2002, we are required to lease to other companies our fixed-lines that connect subscribers to our network. This policy, which is called local loop unbundling, is intended to prevent excessive investment in local loops. This policy requires us to lease to other companies from time to time the portion of our copper lines that represent our excess capacity at rates that will be determined by the Ministry of Information and Communication based on our cost, and taking into consideration an appropriate rate of return, to enable our competitors to provide fixed-line voice and broadband services. Local loop unbundling may have a material adverse effect on our number of subscribers and on our results of operations.

In addition, the Ministry of Information and Communication announced in October 2002 that it will allow local fixed-line telephone service subscribers to choose a competing local telephone service provider without changing his or her telephone number. Local number portability will be implemented in certain regions starting in mid-2003 and will be implemented nationwide by the second half of 2004. Local number portability may allow Hanaro to compete more effectively for our existing customers and may have a material adverse effect on our number of subscribers and on our results of operations.

The Ministry of Information and Communication announced in February 2003 that it will also implement mobile number portability which will allow mobile telephone service subscribers to choose a competing mobile service provider without changing his or her mobile number. Mobile number portability will be allowed to subscribers of SK Telecom, KT Freetel and LG Telecom starting in January 2004, July 2004 and January 2005, respectively. The Ministry of Information and Communication also announced that starting in January 2004, all new subscribers of mobile services and existing subscribers who elect to receive a new mobile number will be given the uniform mobile code of “010” as the first three digits of their mobile numbers without regard to the mobile service provider. The Ministry of Information and Communication is planning to implement the uniform mobile code to all mobile numbers by 2007. Mobile number portability and uniform mobile code may allow SK Telecom and LG Telecom to compete more effectively for KT Freetel’s existing and future customers and may have a material adverse effect on the number of subscribers of KT Freetel and on our results of operations.

Refunds of deposits for telephone installation may have a material adverse effect on our financial condition and short-term cash flow requirements.

Until September 1998, whenever we initiated local telephone service to a new customer, we required that the customer post a non-interest-bearing refundable telephone installation deposit ranging from Won 122,000 to Won 242,000, depending on the size of the local calling area in which the phone was installed, and a non-

refundable installation fee of Won 8,000. Such deposit is required to be refunded when the customer terminates its service. We have historically utilized substantially all of the deposited amounts for capital expenditures, working capital and other funding needs. In September 1998, we, with the approval of the Ministry of Information and Communication, implemented an alternative telephone installation charge system that allowed our new and existing customers to choose between the pre-existing plan and a second plan for telephone service. Under the second plan, customers paid a Won 100,000 non-refundable installation fee instead of the refundable telephone installation deposit and paid a higher basic monthly charge of up to Won 1,500, depending on location.

Starting on April 15, 2001, we implemented a new telephone installation system. New customers who were not subscribers to our local telephone service no longer have the option to choose the pre-existing plan and must pay a Won 60,000 non-refundable installation fee (including value added tax). Our existing customers who are enrolled in the pre-existing plan may switch to the new plan and receive refund of the telephone installation deposit (less Won 52,000, reflecting the Won 60,000 non-refundable installation fee under the new plan minus the Won 8,000 non-refundable installation fee paid under the pre-existing plan). See “Information on the Company—Revenues and Rates—Fixed-line Telephone Services”.

As a result of customers switching from the pre-existing plan to the second plan and the new plan, the balance of telephone installation deposits decreased from Won 4,373 billion as of December 31, 1997 to Won 1,534 billion as of December 31, 2002. As of December 31, 2002, there were 7.0 million subscribers who are enrolled under the pre-existing plan and eligible to switch to the new plan and receive their installation deposit back (less Won 52,000 as described above). The non-refundable installation fees and higher monthly charges payable by customers electing the revised plans have partially offset the amount of these refunds, but the refunds increased our reliance on short-term and long-term debt for our working capital and other capital requirements. Increased refunds of telephone installation deposits may increase our reliance on debt for our working capital and other requirements and may have a material adverse effect on our financial condition and short-term cash flow requirements.

We are subject to various regulations under the Fair Trade Act starting April 1, 2002.

The Fair Trade Act (Law No. 3320 of December 31, 1980, as amended) provide for various regulations and restrictions on large business groups enforced by the Fair Trade Commission. Previously, we were not regulated as a large business group under the Fair Trade Act due to the Government’s ownership (including Government invested enterprises and the Korea Development Bank) of greater than 30% of our issued shares. The Fair Trade Commission designated us as a large business group under the Fair Trade Act on April 1, 2002, which subjects us to regulations limiting, among other things, the gross amount of investments, cross guarantees of debt and cross shareholdings by members of a business group.

Adverse economic and financial developments in Korea recently had and may in the future have an adverse effect on our results of operations, financial condition and the price of the shares of our common stock and American Depositary Shares.

In 1997 and 1998, the Republic experienced a significant increase in the number and size of companies filing for corporate reorganization and protection from their creditors. As a result of these corporate failures, high levels of short-term foreign currency borrowings from foreign financial institutions and the consideration of non-market oriented factors in making lending decisions, the Republic’s financial institutions experienced a sharp increase in non-performing loans and a deterioration in their capital adequacy ratios. These developments led to a substantial increase in the number of unemployed workers, reducing the purchasing power of consumers in Korea. These developments also led international credit rating agencies to downgrade the credit ratings of the Republic and various companies, including us, and financial institutions in the Republic to below investment grade, although S&P and Moody’s raised the credit rating of the Republic and our credit rating back to investment grade levels in early 1999. The current long-term foreign currency rating of the Republic by Standard & Poor’s is A- and the current foreign currency rating on bond obligations of the Republic by Moody’s is A3.

Prompted by heightened security concerns stemming from North Korea’s nuclear weapons program, Moody’s changed the outlook on the long-term ratings of the Republic from positive to negative in February 2003.

Although the Korean economy began to experience a recovery in 1999, the pace of the recovery has since slowed and has been volatile. The economic indicators in 2001 and 2002 have shown mixed signs of recovery and uncertainty, and future recovery or growth of the economy is subject to many factors beyond our control. Events such as the terrorist attacks in the United States that took place on September 11, 2001, the war in Iraq and the outbreak of severe acute respiratory syndrome (SARS) in Asia and other parts of the world have increased the uncertainty of world economic prospects in general and continue to have an adverse effect on the world economy, and may thus adversely affect the Korean economy. Any future deterioration of the Korean economy would adversely affect our financial condition and results of operations.

Developments that could hurt Korea’s economy in the future include:

•	financial problems relating to chaebols, or their suppliers, and their potential adverse impact on Korea’s financial sector;

•	failure of restructuring of other large troubled companies;

•	a slowdown in consumer spending and the overall economy;

•	adverse changes or volatility in foreign currency reserve levels, commodity prices, exchange rates (including depreciation of the U.S. dollar or Japanese yen), interest rates and stock markets;

•	increased reliance on exports to service foreign currency debts, which could cause friction with Korea’s trading partners;

•	adverse developments in the economies of countries such as the United States, Japan and China to which Korea exports, or in emerging market economies in Asia or elsewhere that could result in a loss of confidence in the Korean economy;

•	social and labor unrest;

•	a decrease in tax revenues and a substantial increase in the Government’s expenditures for unemployment compensation and other social programs that, together, lead to an increased budget deficit;

•	political uncertainty or increased strife among and within political parties in Korea;

•	a deterioration in economic or diplomatic relations between Korea and its trading partners or allies, including such deterioration resulting from trade disputes or disagreements in foreign policy;

•	political uncertainty and risk of further attacks by terrorist groups around the world;

•	hostilities involving oil producing countries in the Middle East and any material disruption in the supply of oil or increase in the price of oil resulting from those hostilities; and

•	an increase in the level of tensions or an outbreak of hostilities between Korea and North Korea.

Any developments that adversely affect the Republic’s economic recovery will likely also decrease demand for our services and adversely affect our results of operations. Korea is our most important market, accounting for substantially all of our revenues in 2002.

Increased tensions with North Korea could have an adverse effect on us or the price of the common shares and the ADSs.

Relations between Korea and North Korea have been tense over most of Korea’s modern history. The level of tension between the two Koreas has fluctuated and may increase or change abruptly as a result of current events, including renewed contacts at the highest levels of the governments of Korea and North Korea and the increased hostility between North Korea and the United States. In December 2002, North Korea removed the seals and surveillance equipment from its Yongbyon nuclear power plant, evicted inspectors from the United Nations International Atomic Energy Agency and has reportedly resumed activity at the Yongbyon power plant. In January 2003, North Korea renounced its obligations under the Nuclear Non-Proliferation Treaty and demanded that the United States sign a non-aggression pact before North Korea dismantles its nuclear power and arms program. North Korea has also test-fired at least two missiles, engaged an unarmed U.S. military aircraft and is reported to have successfully developed nuclear weapons. As a result of these events, the level of tension between the two Koreas, as well as between North Korea and other countries including the United States, has increased. While discussions between North Korea and other countries, including Korea, the United States and China, to resolve these issues peacefully have taken place, any further increase in the tension or occurrence of military hostilities could have a material adverse effect on our operations and the price of the common shares and the ADSs.

Sale of our shares by our strategic investors or the perception that these sales may occur may adversely affect the prices of our common stock and ADSs.

Our domestic strategic investors purchased convertible bonds in May 2002 which are convertible into 22,267,103 shares of our common stock starting June 25, 2002 until April 25, 2005. They also hold a total of 3,810,650 shares of our common stock. We also entered into a strategic relationship with Microsoft Corporation on January 4, 2002 and sold US$500 million aggregate principal amount of our 4.30% bonds due 2005 with warrants to purchase 9,270,200 shares of our shares at an initial exercise price of Won 69,416 per share. See “Information on the Company—Privatization”. Sales of substantial amounts of our common stock in the public market, or the perception that these sales may occur, could adversely affect the prevailing market price of the shares or the ADSs or our ability to raise capital through an offering of securities.

Depreciation of the value of the Won against the Dollar and other major foreign currencies may have a material adverse effect on the results of our operations and on the prices of our common stock and the ADSs.

Substantially all of our revenues are denominated in Won. Depreciation of the Won may materially affect the results of our operations because, among other things, it causes an increase in the amount of Won required by us to make interest and principal payments on our foreign-currency-denominated debt, the costs of equipment that we purchase from overseas sources and net settlement payments to foreign carriers and administrations, which are denominated in foreign currencies. Of the Won 11,805 billion total long-term debt (including current portion) outstanding as of December 31, 2002, Won 2,759 billion was denominated in foreign currencies with interest rates ranging from 0.25% to 7.63%. The net settlement payments in foreign currencies to foreign carriers and administrations totaled Won 13 billion in 2002. See “Operating and Financial Review and Prospects—Liquidity and Capital Resources”.

Fluctuations in the exchange rate between the Won and the Dollar will affect the Dollar equivalent of the Won price of the shares of our common stock on the Korea Stock Exchange. These fluctuations also will affect the amounts a holder of ADSs will receive from the depositary bank in respect of:

•	dividends, which will be paid in Won to the depositary bank and converted by the depositary bank into Dollars;

•	the Dollar value of the proceeds which a holder will receive upon sale in Korea of the shares; and

•	the secondary market price of the ADSs.

See “Key Information—Exchange Rate Information”.

If an investor surrenders his ADSs to withdraw the underlying shares, he may not be allowed to deposit the shares again to obtain ADSs.

Korean law currently limits foreign ownership of the ADSs and our shares. In addition, under our deposit agreement, the depositary bank cannot accept deposits of shares and deliver ADSs representing those shares unless (1) we have consented to such deposit or (2) Korean counsel has advised the depositary bank that the consent required under (1) is no longer required under Korean laws and regulations. Under current Korean laws and regulations, the depositary bank is required to obtain our prior consent for the number of shares to be deposited in any given proposed deposit which exceeds the difference between (1) the aggregate number of shares deposited by us or with our consent for the issuance of ADSs (including deposits in connection with the initial and all subsequent offerings of ADSs and stock dividends or other distributions related to these ADSs) and (2) the number of shares on deposit with the depositary bank at the time of such proposed deposit. The depositary bank has informed us that, at a time it considers to be appropriate, the depositary bank plans to start accepting deposits of shares without our consent and deliver ADSs representing those shares up to the amount allowed under current Korean laws and regulations. Until such time, however, the depositary bank will continue to obtain our consent for such deposits of shares and delivery of ADSs, which we may not provide. Consequently, if an investor surrenders his ADSs to withdraw the underlying shares, he may not be allowed to deposit the shares again to obtain ADSs. See “Additional Information—Exchange Controls”.

Limitations on foreign ownership may have an adverse effect on the conversion of our convertible notes and the exercise of our warrants.

The Telecommunications Business Law limits the aggregate foreign ownership of our shares with voting rights to 49% of our total issued shares with voting rights. In addition, pursuant to authorization granted under the Privatization Law, our articles of incorporation provided prior to August 2002 that the aggregate number of the shares that may be purchased by foreigners in Korea is limited to 5% of the issued shares of each class. With the completion of the disposition of the Government’s ownership interest in us in May 2002, the Privatization Law ceased to apply to us after the general shareholders’ meeting in August 2002 and the 5% foreign ownership limitation under our articles of incorporation has been eliminated. Elimination of such limitation may have an adverse effect on the conversion of our convertible notes and the exercise of our warrants, which were issued in January 2002. See “Information on the Company—Privatization” and “Additional Information—Articles of Incorporation—Limitation on Shareholding”. If conversion or exercise by a foreigner results in the violation of the 49% foreign ownership limitation under the Telecommunications Business Law, such conversion or exercise may be effectively prohibited. In such an event, we will be required under the terms of the convertible notes and the warrants to pay cash in Dollars the aggregate market values of our common shares deliverable upon conversion of convertible notes or issuable upon exercise of warrants to the relevant holder to satisfy the conversion or exercise right.

A foreign investor may not be able to exercise voting rights with respect to common shares exceeding the number of common shares held by our largest domestic shareholder.

The Telecommunications Business Law prohibits a foreign shareholder from being our largest shareholder. In the event that the number of common shares held by a foreign shareholder exceeds the number of common shares held by our largest domestic shareholder, the Telecommunications Business Law restricts such foreign shareholder from exercising his or her voting rights with respect to common shares exceeding such threshold. The Ministry of Information and Communication may also order us or the foreign shareholder to take corrective measures in respect of the excess shares within a specified period of six months or less.

Holders of ADSs will not be able to exercise dissenter’s rights unless they have withdrawn the underlying common stock and become our direct shareholders.

In some limited circumstances, including the transfer of the whole or any significant part of our business and our merger or consolidation with another company, dissenting shareholders have the right to require us to purchase their shares under Korean law. A holder of ADSs will not be able to exercise dissenter’s rights unless he has withdrawn the underlying common stock and become our direct shareholder. See “Additional Information—Articles of Incorporation”.

An investor may not be able to exercise preemptive rights for additional shares and may suffer dilution of his equity interest in us.

The Commercial Code of Korea and our articles of incorporation require us, with some exceptions, to offer shareholders the right to subscribe for new shares in proportion to their existing ownership percentage whenever new shares are issued. If we offer any rights to subscribe for additional shares of our common stock or any rights of any other nature, the depositary bank, after consultation with us, may make the rights available to an ADS holder or use reasonable efforts to dispose of the rights on behalf of the ADS holder and make the net proceeds available to the ADS holder. The depositary bank, however, is not required to make available to an ADS holder any rights to purchase any additional shares unless it deems that doing so is lawful and feasible and:

•	a registration statement filed by us under the Securities Act of 1933, as amended, is in effect with respect to those shares; or

•	the offering and sale of those shares is exempt from or is not subject to the registration requirements of the Securities Act.

We are under no obligation to file any registration statement. If a registration statement is required for an ADS holder to exercise preemptive rights but is not filed by us, the ADS holder will not be able to exercise his preemptive rights for additional shares. As a result, the ADS holder may suffer dilution of his equity interest in us.

You may not be able to find trading markets for your Bonds.

The bonds are securities with no established trading market. We cannot provide any assurance as to the liquidity of, or the trading markets for, these bonds.

Forward-looking statements may prove to be inaccurate.

This annual report contains “forward-looking statements” that are based on our current expectations, assumptions, estimates and projections about our company and our industry. The forward-looking statements are subject to various risks and uncertainties. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “anticipate”, “believe”, “estimate”, “expect”, “intend”, “project”, “should”, and similar expressions. Those statements include, among other things, the discussions of our business strategy and expectations concerning our market position, future operations, margins, profitability, liquidity and capital resources. We caution you that reliance on any forward-looking statement involves risks and uncertainties, and that although we believe that the assumptions on which our forward-looking statements are based are reasonable, any of those assumptions could prove to be inaccurate, and, as a result, the forward-looking statements based on those assumptions could be incorrect. The uncertainties in this regard include, but are not limited to, those identified in the risk factors discussed above. In light of these and other uncertainties, you should not conclude that we will necessarily achieve any plans and objectives or projected financial results referred to in any of the forward-looking statements. We do not undertake to release the results of any revisions of these forward-looking statements to reflect future events or circumstances.

Item 4.    Information on the Company

Overview

We are the leading telecommunications service provider in Korea and one of the largest and most advanced in Asia. As an integrated telecommunications service provider, our principal services include:

•	fixed-line telephone services, including local, domestic long-distance and international long-distance telephone services;

•	interconnection services to other telecommunications companies;

•	business and data communications services, including broadband Internet access service, leased-line services and other Internet-related services;

•	mobile telecommunications services through KT Freetel, our 44.7%-owned consolidated subsidiary, and PCS resale services; and

•	other telecommunications services, including system and network integration services and satellite communications services.

We own substantially all of the domestic public exchanges, the nationwide network of local telephone lines, the principal public long-distance telephone transmission facilities and the principal data communications network in Korea, as well as two satellites. In addition, through KT Freetel, we operate a nationwide PCS network.

Historically, we have derived a substantial majority of our revenues from fixed-line telephone services. However, as our traditional businesses have matured and new technologies have become available, we have successfully leveraged our nationwide network, strong brand name and established customer base in Korea to pursue new growth opportunities. These growth businesses include business and data communications (including broadband Internet access service) and mobile telecommunications services. As a result, revenues from these businesses have grown rapidly in recent years and now account for a majority of our total revenues, having risen from 39.6% of our total revenues in 2000 to 53.3% in 2002. Diversifying our services and focusing on growth businesses have allowed us to increase our operating revenue from Won 13,538 billion in 2000 to Won 16,394 billion in 2002 under Korean GAAP.

We are focusing on building upon our strong position in each of our principal lines of business:

•	We are currently the dominant provider of fixed-line telephone services in Korea with approximately 25.1 million installed lines, of which 22.3 million lines were in service as of December 31, 2002. In the year 2002, our market share of the local market was 96.0% based on the number of local fixed-line subscribers in Korea, our market share of the domestic long-distance market was 85.1% based on revenues estimated by us and our market share of the international long-distance market was 66.5% based on revenues estimated by us, respectively;

•	We are one of the world’s largest broadband Internet access providers and Korea’s largest broadband Internet access provider in terms of subscribers, with 4.9 million subscribers as of December 31, 2002, representing a market share of 47.3%. We achieved market leadership within a year of launching this service in June 1999;

•	We are Korea’s second largest mobile telecommunications service provider. KT Freetel, our consolidated subsidiary, had approximately 10.3 million subscribers as of December 31, 2002, equivalent to a market share of 31.9% of the total mobile service market in Korea based on the number of mobile subscribers in Korea; and

•	We are also the leading provider of business and data communications services in Korea, with a market share in leased-line services in 2002 of approximately 70.6% based on revenues estimated by us.

For the year ended December 31, 2002, under Korean GAAP our consolidated operating revenues were Won 16,394 billion (US$13,819 million), our consolidated net earnings were Won 1,947 billion (US$1,641 million) and our basic earnings per share was Won 7,504 (US$6.33). As of December 31, 2002, our total stockholders’ equity was Won 9,620 billion (US$8,109 million).

The Telecommunications Industry in Korea

The Korean telecommunications industry is one of the most developed in Asia in terms of mobile penetration, and in terms of the growth of the mobile, Internet and data services markets. As of December 31, 2002, the fixed-line penetration rate, which is calculated by dividing the number of lines in service by the population of Korea, was 46.8%, and the mobile penetration rate, which is calculated by dividing the number of mobile subscribers by the population of Korea, was 67.9%. According to the Ministry of Information and Communication from the end of 1997 to the end of 2002, the number of mobile subscribers increased from approximately 6.8 million to approximately 32.3 million, and the number of Internet subscribers increased from approximately 3.1 million at the end of 1998 to approximately 26.3 million at the end of 2002. The Ministry of Information and Communication estimates that from the end of 1999 to December 31, 2002, broadband Internet access subscribers increased from approximately 290,000 to approximately 10.5 million.

Historically, the Government monopolized and directly operated the Korean telecommunications business. In 1981, the Government established us under the Korea Telecom Act to operate the telecommunications services business that it previously directly operated. The Korea Telecom Act was repealed and we became a corporation with limited liability under the Commercial Code in 1997. Until 1993, the Government owned all of the issued shares of our common stock. From 1993 through May 2002 the Government disposed of all of its equity interest in us. We amended our legal name from Korea Telecom Corp. to KT Corporation in March 2002.

The Ministry of Information and Communication has the primary responsibility for regulating the telecommunications industry in Korea. See “—Regulation”.

Before December 1991, we were the sole provider of local, domestic long-distance and international long-distance telephone services in Korea. The Government began to introduce competition in the telecommunications services market in the early 1990’s. As a result, including ourselves, there are currently three international and domestic long-distance carriers and two local telephone service providers in Korea. In addition, the Government has also awarded licenses to several new service providers to enhance the competition in other telecommunications business areas such as mobile telephone services and data network services. See “—Competition.”

Internet Access Market

Korea is one of the largest and fastest growing Internet markets in the Asia/Pacific region. According to the Ministry of Information and Communication, the number of Internet users in Korea has grown from 3.1 million to 26.3 million during the period between December 31, 1999 and December 31, 2002.

Recognizing the potential of the Internet, the Government has taken major steps to accelerate Internet awareness among Korean consumers and businesses. In March 1999, the Government announced the blueprint for managing the country’s transformation into an information society, which reaffirms the Government’s commitment to focus its resources on the following tasks:

•	building and upgrading telecommunications networks;

•	wiring government, businesses and individuals to the Internet; and

•	facilitating growth of the software and Internet protocol industries.

New technologies have been developed in recent years that offer high speed Internet access at speeds of up to 20 Mbps and are generally referred to as broadband access. These technologies include satellite, terrestrial wireless and fiber optic-based solutions. However, the principal technologies used in the provision of high speed Internet access are ADSL with speed of up to 8 Mbps and HFC with speed of up to 10 Mbps. ADSL offers an access solution over existing telephone lines using a specialized modem while HFC service involves the use of two-way cable networks. These two technologies are more widely used than the other available technologies because of their relative reliability, ease of provisioning and cost effectiveness. In the case of Korea, we believe that ADSL enjoys an advantage over HFC because two-way cable networks are much less widespread than the local telephone network. While ADSL technology was commercially introduced after HFC technology, it has surpassed HFC to become the prevalent access platform in Korea. In 2002, VDSL technology with enhanced speed of up to 20 Mbps became commercialized and the broadband Internet service providers introduced wireless LAN service with speed of up to 11 Mbps, which is designed to integrate fixed-line and wireless services by offering high speed wireless Internet access to laptops or PDAs in hot-spot zones and at home. With advancement of broadband technology, the Korean broadband Internet access market has experienced significant growth over the past five years. Total broadband Internet subscribers in Korea reached 10.5 million as of December 31, 2002.

Mobile Telecommunications Service Market

The Korean cellular market was formally established in 1984 when SK Telecom, formerly Korea Mobile Telecom, became the first mobile telephone operator in Korea. SK Telecom remained the only cellular operator in Korea throughout the 1980s and the early 1990s. Competition was later introduced to the market when Shinsegi Telecomm began service in 1994. In order to encourage further market growth and competition, the Ministry of Information and Communication awarded three PCS licenses in June 1996. Our mobile subsidiary, KT Freetel, was awarded a license alongside LG Telecom and Hansol M.com. Commercial PCS service was launched in October 1997.

The mobile market has undergone rapid consolidation in recent years. Following SK Telecom’s purchase of a controlling stake in Shinsegi, we acquired a 47.9% interest in Hansol M.com in 2000 and renamed the company KT M.com. KT M.com merged into KT Freetel on May 1, 2001 and Shinsegi merged into SK Telecom in January 2002.

Since the introduction of three new operators in 1997, the Korean mobile market has undergone significant growth. According to the Ministry of Information and Communication, the total number of mobile subscribers increased from 3.2 million at the end of 1996 to 32.3 million as of December 31, 2002. Mobile penetration has also increased from 7.0% to 67.9% during the same period. With such significant penetration, Korea is among one of the most penetrated mobile markets in the region at the end of 2002.

Korea’s highly developed mobile market also extends into an advanced mobile data market. Mobile Internet service in Korea has grown rapidly since its introduction in 2001. All the mobile operators have developed extensive mobile data and Internet service portals. Korean operators have also invested in networks compatible with EV-DO handsets which allow subscribers to enjoy 2.5 generation high speed wireless data services which KT Freetel began offering in May 2001.

On December 15, 2000, the Ministry of Information and Communication awarded two W-CDMA licenses to provide IMT-2000 service. One license was awarded to SK IMT Co., Ltd., an SK Telecom-led consortium, and the other to KT ICOM, a consortium of companies including KT Corporation and KT Freetel. On August 26, 2001, the Ministry of Information and Communication awarded one additional IMT-2000 license based on CDMA-2000 technology to a LG Telecom-led consortium. KT ICOM merged into KT Freetel on March 6, 2003 and SK IMT Co., Ltd. merged into SK Telecom on May 1, 2003.

Competitive Strengths

We are the only fully integrated telecommunications service provider in Korea

We are the largest and only fully integrated telecommunications service provider in Korea. We are a leader in broadband Internet access and data communications services, mobile services and Korea’s dominant provider of local, domestic long-distance and international long-distance telephone services. In addition, we launched in February 2002 our wireless LAN service under the brand name “NESPOT”, which is designed to integrate fixed-line and wireless services by offering high speed wireless Internet access to laptops or PDAs in hot-spot zones and at home. We own substantially all of the domestic public exchanges, the nationwide network of local telephone lines, the principal public long-distance telephone transmission facilities and the principal data communications network in Korea, as well as two satellites. In addition, through KT Freetel, we operate a nationwide PCS network.

We have a large customer base, dominant market position and strong brand recognition

We have a large customer base with approximately 22.3 million subscribers of fixed-line telephone services (as of December 31, 2002), 4.9 million broadband Internet subscribers (as of December 31, 2002) and 10.3 million mobile telecommunications subscribers through our consolidated subsidiary, KT Freetel (as of December 31, 2002). We also have a dominant market position in each of our fixed-line telecommunications service markets as of December 31, 2002, as shown in the following table:

Service	Year competition introduced	KT Corporation market share
Local	1999	96.0%
Domestic long distance	1996	85.1%
International long distance	1991	66.5%

(1)	in terms of subscribers announced by the Ministry of Information and Communication.
(2)	in terms of revenue estimated by KT Corporation.
(3)	in terms of revenue estimated by KT Corporation.

We also believe that KT Corporation and KT Freetel enjoy wide brand recognition for telecommunications services in Korea with a reputation for quality and reliability.

We are one of the world’s largest broadband Internet access providers

By leveraging our nationwide advanced digital and fiber-optic network, we have become the largest provider of broadband services in Korea. As part of our strategy to focus on higher growth businesses and in order to meet increased demand, we have invested approximately Won 1,987 billion over the past three years in broadband equipment and network. We achieved market leadership in June 2000 and by September 2000, subscribers passed 1 million from 12,000 at December 31, 1999. As of December 31, 2002, we have 4.9 million subscribers and a broadband market share in Korea of 47.3% in terms of subscribers.

We believe that we acquired our IMT-2000 license at a reasonable cost

We acquired the right to purchase one of three licenses to provide IMT-2000 service on December 15, 2000, as a member of a consortium of companies including KT Corporation and KT Freetel. In March 2001, KT ICOM, a company created by our consortium to offer IMT-2000 services, paid half of the Won 1.3 trillion license fee payable to the Ministry of Information and Communication. KT ICOM merged into KT Freetel on March 6, 2003 in a stock-for-stock transaction. KT Freetel will pay the remaining Won 650 billion over a period of five years starting in 2007. See “—Our Services—Planned Services—IMT-2000”. We believe that we paid a lower license fee, taking account of population and number of licenses awarded, than the license fees paid by mobile service providers for IMT-2000 licenses in a number of other OECD countries, including the United Kingdom, Germany, France and the Netherlands. In addition, we expect KT Freetel to leverage its existing nationwide network and technology to minimize its capital expenditures and other costs in order to expand out its IMT-2000 network.

We have achieved critical mass in the mobile telecommunications service market

We believe we are well-positioned to take advantage of the attractive growth potential in the mobile service market, which we expect will grow with the increasing demand for mobile data communications services and the implementation of IMT-2000. SK Telecom, as the provider with the largest market share, is subject to approval from the Ministry of Information and Communication for the rates and the general terms of its service. KT Freetel is not subject to such restrictions. Following our acquisition of a 47.9% interest in Hansol M.com (since renamed KT M.com) in July 2000 and KT M.com’s merger into KT Freetel on May 1, 2001 in a stock-for-stock transaction, KT Freetel had a total of approximately 10.3 million subscribers (including 1.4 million resale subscribers of KT Corporation) as of December 31, 2002, representing 31.9% of the mobile service market. We believe that KT M.com and KT ICOM’s merger into KT Freetel strengthened our position in the mobile service market in Korea.

We have a proven track record of improving our efficiency and profitability

We have successfully executed our plans to improve our efficiency and profitability in recent years. We have closed unprofitable businesses and divested numerous non-core investments over the past several years to enhance overall profitability. We reduced the number of employees from 51,548 as of December 31, 2000 to 48,624 as of December 31, 2002. We have also been successful in containing increases in employee costs through agreements on wages and retirement programs with the union. We believe that these efforts have resulted in higher margins.

Business Strategy

We believe the telecommunications market in Korea will continue to expand due to Korea’s growing economy, consumers’ willingness to adopt new technologies, relatively high income and a relatively large middle class. Also, Korea has one of the highest fixed-line, mobile and broadband Internet penetration rates in Asia. Use of the Internet has also risen dramatically, commensurate with Korea’s economic growth and development.

We believe that telecommunications services will evolve at an accelerated pace over the coming years, driven by technological advancement and the general improvement of the Korean economy. We also believe that the convergence of communications technologies will provide a competitive advantage to incumbent telecommunications service providers with existing infrastructure, which are able to design and construct sophisticated and nationwide networks capable of serving as a common platform for a broad range of services and enhance value for our customers.

Our vision is to become a global leading company by maintaining our leading position as an integrated telecommunications service provider in all of the market segments we serve and expanding our leadership position in high-growth markets, such as mobile, broadband Internet and data communications services.

Consistent with our strategic objectives, we have developed the following business strategies.

Leverage dominant market positions to maximize profitability

We will continue to seek ways to capitalize on our position as the leading telecommunications services provider in Korea with dominant positions in local, domestic long-distance and international long-distance telephone services and leading positions in broadband Internet access and business data communications services, as well as mobile communications services.

The breadth of our network and our ownership of the so called “last one mile” infrastructure, which comprises the connection between the local telephone service provider’s switching centers to the end-users’ buildings or homes, provides us with low-cost access to existing and potential customers and creates a platform for expanding our services. For example, we have been able to greatly expand our broadband Internet access customer base by utilizing such existing infrastructure. Also, we believe that we can capitalize on our large and well-established customer base, as well as our well-known brand name, to cross-sell our service offering and expand into other service areas in a cost-efficient manner.

We believe that the above factors will also enable us to achieve lower customer acquisition costs than our competitors, allowing us to more efficiently roll out new services.

Focus on high-growth, high-margin businesses

We plan to focus our resources on services that have potential for significant growth and high margins. In line with our strategy to place greater emphasis on businesses that have potential for significant growth and higher margins, we plan to increase the proportion of capital expenditures in these areas. We are devoting a substantial part of our resources toward the construction of infrastructure for data communications and mobile telecommunications services, and the portion of our planned capital expenditures devoted to these services is 60.8% in 2003.

Broadband Internet Access and Business and Data Communications.    We plan to use our advanced digital network to provide high quality transmission and value added services with competitive pricing. We have the advantage that approximately 98% of potential subscribers are located within a four kilometer radius of our existing telephone offices to receive ADSL service over existing lines, allowing us to provide connection at a lower cost than our competitors. In addition, we launched in July 2002 our VDSL services, which currently allow broadband Internet access speed of up to 20 Mbps. Through continued emphasis on improving the technology and our broadband Internet access services, we plan to remain as the dominant player in this market segment. We will continue to seek to expand our customer base and promote ADSL and VDSL services for high speed Internet access.

In addition, we launched in February 2002 our wireless LAN service called NESPOT, which is designed to integrate fixed-line and wireless services by offering high speed wireless Internet access to laptops and PDAs in hot-spot zones and at home. NESPOT service provides our subscribers wireless access to high speed Internet in hot-spot zones, and Megapass service in fixed-line environments. As the fixed-line broadband Internet access market becomes mature, we believe that our NESPOT service will play an increasingly important role in expanding our customer base for high speed Internet access.

We completed connection of all of our lines to digital exchanges on June 9, 2003, and also plan to enhance our Internet protocol virtual private networking (or IP VPN) capabilities and continue to expand our fiber optic network by laying new fiber and to increase its bandwidth through increased application of dense wave division multiplexing (or DWDM) technology. Through these efforts, we will be able to offer higher quality and greater volume of broadband Internet access services, including our wireless LAN service, and additional value-added services.

Internet-Related Services.    Our Internet-related services focus on providing infrastructure and solutions for business enterprises. We expect to continue to build out our Internet data centers to meet the demand resulting from the rapid increase in the use of the Internet and data traffic. We already have twelve Internet data centers, providing a full range of co-location, server hosting and web hosting services. We also anticipate that demand for commercial transactions over the Internet will continue to increase in the future. We launched bizmeka.com to develop and commercialize business-to-business (or B2B) solutions targeting approximately 3.0 million small- and medium-sized business enterprises in Korea. In addition, we launched in June 2003 a smart card business under the “1’ts” brand name, which provides multi-functional services utilizing embedded computer chips that calculate and record information. We expect our smart card to have a variety of functions, including those of credit cards, electronic online wallets and transportation fare passes. We are working with leading banks and credit card companies in Korea to build the necessary infrastructure and increase subscribers to our new service. We plan to continue to expand our Internet-related value added services.

Mobile.    We are focusing our resources on the expansion of the type of services offered, as well as growing and consolidating the mobile business. In July and October 2000, we acquired a controlling stake in Hansol M.com, since renamed KT M.com and merged into KT Freetel on May 1, 2001. Also, our consolidated subsidiary KT ICOM, which purchased an IMT-2000 license in March 2001, merged into KT Freetel on March 6, 2003. KT Freetel began offering in May 2001 2.5 generation high speed wireless data services which allow voice, data and video transmission to EV-DO handsets. KT Freetel is planning to offer its IMT-2000 services in metropolitan Seoul by the end of 2003, but the timing of its nationwide service has not been determined. IMT-2000 is a third generation high capacity wireless Internet and video multimedia communication technology which allows an operator to provide to its subscribers significantly more bandwidth capacity compared to 2.5 generation technology. We will continue to develop and introduce services to capture the significant growth potential that this new technology offers.

Promote synergies within the KT Corporation group

We plan to actively promote synergies within the KT Corporation group to take advantage of economies of scale in various areas and to prepare for increasing demand for mobile data communications and integrated fixed-line and wireless telecommunications services. We also plan to use our extensive customer relationships and market knowledge to expand our revenue bases by bundling and cross-selling our products and services. For example:

•	we have already been successful in reselling PCS services through KT Corporation, with approximately 1.4 million resale subscribers as of December 31, 2002;

•	we merged KT M.com and KT ICOM into KT Freetel, which we believe will increase scale efficiencies as well as promote cross-selling and technology sharing among these companies; and

•	our NESPOT service and KT Freetel’s mobile service integrate wireless and fixed-line services by enabling subscribers wireless access to high speed Internet in hot-spot zones, Megapass service in fixed-line environments and dial-up connection to PCS network.

See “—Competitive Strengths—We have achieved critical mass in the mobile telecommunications service market”.

Continue to improve operational efficiencies

We will continue to seek to improve our operational efficiencies in order to enhance customer service, increase profitability and maximize shareholder value. For example, we are investing in information technology and management information systems, thereby improving management efficiency, internal communications, and customer relations functions, and disposing of, discontinuing or merging non-core businesses or subsidiaries.

In May 2003, we also reorganized our operational structure from focusing on localized telephone offices responsible for multi-tasking to having individual offices specialized in one of four areas. Each office will focus on either sales, network operation and maintenance, customer relations or regional support. Accordingly, we currently reorganized our offices into 31 sales offices, 31 network operation and maintenance offices, 38 district offices and 11 regional business groups. We believe that this new operational structure will promote specialization and enhance customer satisfaction.

Focus on maximizing customer satisfaction and promoting quality innovation

Quality of service is critical in attracting and retaining customers and enhancing our long-term profitability. We have a nationwide network of customer service centers which we believe allows us to provide comprehensive customer service functions. We strive to continually enhance customer satisfaction and loyalty by providing higher quality customer service. For example, we are implementing several programs to maximize customer satisfaction, including the expansion of services offered by our on-line customer center dedicated to respond to the special needs and demands of our customers. In June 2003, we began implementing our first round of six-sigma innovation program and will seek new opportunities to implement our company-wide quality innovation and promote cost-effectiveness and new market growth.

Our Services

Our Telephone Network and Fixed-line Telephone Services

We utilize our extensive nationwide telephone network to provide fixed-line telephone services, which consist of local, domestic long-distance and international long-distance services. Our telephone network includes exchanges, long-distance transmission equipment and fiber optic and copper cables. The following table gives some basic measures of the development of our telephone system:

	As of or for the Year Ended December 31,
	1998	1999	2000	2001	2002
Lines installed (thousands)(1)	24,455	24,464	24,383	24,854	25,104
Lines in service (thousands)(1)	20,756	21,192	21,525	21,898	22,327
Lines in service per 100 inhabitants(2)	43.2	43.8	44.1	44.9	46.8
Percentage of lines connected to digital exchanges(3)	68.9	73.9	79.7	87.5	92.4
Lines in service per employee(4)	403	446	473	497	507
Fiber optic cable (kilometers)	56,327	84,751	111,728	118,815	122,243
Number of public telephones installed (thousands)	505	565	539	500	446
Domestic long-distance call minutes (millions)(5)	29,835	26,019	21,563	19,632	17,133
Local call pulses (millions)(6)	51,929	40,942	34,691	30,968	26,859

(1)	Including lines used for public telephones, which were 504,771 lines, 564,906 lines, 538,983 lines, 499,566 lines and 446,367 lines, respectively, for the years presented.
(2)	Source: International Telecommunication Union for 1998 and 1999 and KT Corporation for 2000 to 2002. Excluding public telephones.
(3)	We completed connection of all of our lines to digital exchanges on June 9, 2003.
(4)	Excluding employees of our subsidiaries and including lines used for public telephones.
(5)	Including calls placed from public telephones, which were 2,586 million minutes, 1,749 million minutes, 1,055 million minutes, 747 million minutes and 483 million minutes, respectively, for the years presented.
(6)	Including calls placed from public telephones, which were 4,531 million pulses, 2,756 million pulses, 1,551 million pulses, 1,252 million pulses and 680 million pulses, respectively, for the years presented.

In recent years, we have increased the proportion of our lines that are connected to exchanges capable of handling digital signal technology. A principal limitation of the older analog technology is that applications other than voice communications, such as the transmission of text and computer data, require either separate networks or conversion equipment. Digital systems permit a range of voice, text and data applications to be transmitted simultaneously on the same network. All lines installed since 1992 have been connected to digital exchanges and we completed connection of all installed lines to digital exchanges on June 9, 2003.

Our domestic long-distance cable network is entirely made up of fiber optic cable and can carry both voice and data transmissions. Compared to conventional materials such as coaxial cable, fiber optic cable provides significantly greater transmission capacity with less signal fading, thus requiring less frequent amplification.

International Long-Distance Service.    The following table shows the number of minutes of international long-distance calls recorded by us in each specified category for each year in the five-year period ended December 31, 2002:

	Year ended December 31,
	1998	1999	2000	2001	2002
	(in millions of billed minutes)
Incoming international long-distance calls	484.5	369.9	460.1	515.8	546.8
Outgoing international long-distance calls	604.3	534.6	552.1	552.9	572.3

Total	1,088.8	904.5	1,012.2	1,068.7	1,119.1

United States (33%), Japan (19%) and China (11%) accounted for the greatest percentage of our international long-distance call traffic measured in minutes in 2002. The agreed settlement rate is applied to the call minutes to determine the applicable net settlement payment. Overall, we have been a net payer of settlement payments since 1996, and the volume of our outgoing calls exceeded the volume of our incoming calls for the first time in 1997. We receive the largest net settlement payment from U.S. carriers. Because the volume of incoming calls from the United States is larger than that of outgoing calls to the United States, amounts payable by the U.S. carriers to us in respect of calls billed by U.S. carriers have historically exceeded amounts payable by us to U.S. carriers in respect of calls billed by us. On the other hand, because the volume of outgoing calls to China exceeds that of incoming calls from China, we make the largest net settlement payment to international long-distance service providers in China.

To compete with our competitors in the international long-distance services market, we have implemented special discount calling plans and advertising campaigns directed at high-volume corporate users and we are also promoting our international leased-lines business.

We also provide Internet phone service for international long-distance calls. Despite the inconvenience of having to dial many numbers to access the Internet phone service, the volume of international long-distance calls made on Internet phone services, measured in terms of call minutes, has significantly increased since Internet phone service was first introduced in Korea in March 1998. Our Internet phone service also competes with international long-distance services provided by voice resellers.

Interconnection

Under the Telecommunications Business Law, we are required to permit other service providers to interconnect to our fixed-line network. Currently, the principal users of this interconnection capacity include DACOM and Onse (offering international and domestic long-distance services), SK Telecom (transmitting calls to and from its cellular network) and the two PCS service providers (transmitting calls to and from their PCS networks). We expect that an increasing number of new service providers will commence operations and require interconnection services in the future. Accordingly, we expect that interconnection revenues and payments will remain important for our results of operations. In recent years, revenues from a landline user for a call initiated by a landline user to a mobile service subscriber (land-to-mobile interconnection) have become a significant portion of our results of operations, accounting for 13.1% of our operating revenues in 2002. We recognize as land-to-mobile interconnection revenue the entire amount of the usage charge collected from the landline user and recognize as an expense the amount of interconnection charge paid to the mobile service provider.

Business and Data Communications

Our business and data communication services include:

•	broadband Internet access service;

•	leased-line services; and

•	Internet-related services.

Broadband Internet Access Service.    Responding to the increasing demand for data communications and other value-added services by our customers, we are investing extensively in our data communications infrastructure and are focusing on providing advanced services such as broadband Internet access service and wireless LAN service. Leveraging on our nationwide network of more than 25.1 million installed lines and 122,243 kilometers of fiber optic cable network, we have achieved a leading market position in the broadband Internet access market in Korea. We believe we currently have a competitive advantage over other broadband Internet access service providers because, unlike our competitors, we, as the dominant local telephone service provider, do not have to install new lines or cables in order to provide broadband Internet access service.

Under the “Megapass” brand name, we offer an ADSL service with data transmission speed of up to 8 Mbps, a VDSL service with data transmission speed of up to 20 Mbps and a B&A service designed for buildings and apartments. In addition, we offer a fiber-optic cable-based service under the “Megapass Ntopia” brand name. For those regions where we are not able to provide Internet access service using fixed lines, we offer satellite-based Internet access service and broadband wireless local loop (or BWLL) service. We had 4.9 million broadband Internet subscribers as of December 31, 2002, of which 4.2 million subscribed to the ADSL or VDSL services (85.4%), 0.4 million subscribed to the B&A service (7.1%) and 0.2 million subscribed to the Ntopia service (4.5%).

ADSL is a modem technology that converts existing copper twisted-pair telephone lines into access paths for multimedia and high-speed data communications. While ADSL technology was commercially introduced after HFC-based technology, it has surpassed HFC to become the prevalent access platform in Korea. VDSL, which is based on ADSL technology with enhanced speeds of up to 20 Mbps, became commercialized in 2002. According to the Ministry of Information and Communication, there were 5.7 million ADSL and VDSL subscribers and 3.6 million HFC subscribers in Korea as of December 31, 2002, representing 54.4% and 34.2% of the broadband market, respectively.

An ADSL or VDSL circuit connects a modem on each end of a twisted-pair telephone line. For ADSL, the high-speed downstream rate reaches up to 8.0 Mbps, while for VDSL, the high-speed downstream rate reaches up to 20.0 Mbps. The asymmetric design optimizes the bandwidth by maximizing the downstream speed for downloading information from the Internet. In essence, ADSL and VDSL transform the existing public information network from one limited to voice, text and low-resolution graphics to a powerful system capable of bringing multimedia to subscriber premises without new cabling. The traditional telephone service channel is split off from the digital information channels by filters, thus guaranteeing uninterrupted telephone service even in the event that ADSL or VDSL connection fails.

Downstream rates depend on a number of factors. For a constant wire gauge, the data rate decreases as the length of the copper wire increases. Generally, if the separation between the telephone office and the subscriber is greater than four kilometers, line attenuation is so severe that broadband speeds can no longer be achieved. Approximately 98% of our subscribers for basic local telephone service are located within a four kilometer radius of our telephone offices, making our ADSL or VDSL service available to most of the Korean population.

Our B&A service utilizes a bandwidth-shared, point-to-multipoint installation of T-LAN, an ethernet-based technology. The apartment building is connected to the local telephone office by a leased line and the bandwidth is shared by a number of subscribers in various units in the building using a local area network, or LAN, topology. This solution provides access speed of up to 2 Mbps and can be implemented for apartment buildings. The advantages of B&A are lower capital expenditures per port and cheaper prices. However, since this service utilizes a shared medium, degradation of speed can be substantial when multiple users try to access the Internet simultaneously. While we still offer B&A to users who do not use high bandwidth applications, we currently focus on marketing the ADSL, VDSL and Ntopia services. We are planning to discontinue our B&A service prior to the end of 2003 and shift the existing subscribers to our other broadband services.

Our Ntopia service connects fiber-optic cables to apartment complexes and buildings with LAN capabilities. This technology allows data transmission speed up to 2.5 Mbps. Because this service is UTP cable-based, a subscriber is automatically connected to the Internet whenever his or her personal computer is in operation. We began offering our Ntopia service in September 2001.

On February 1, 2002, we launched a wireless LAN service called NESPOT, which is designed to integrate fixed-line and wireless services by offering high speed wireless Internet access to laptops and PDAs. NESPOT service provides our subscribers wireless access to high speed Internet in hot-spot zones and Megapass service in fixed-line environments. We had approximately 112,000 subscribers of NESPOT and 8,145 hot-spot zones nationwide for wireless connection as of December 31, 2002. This service provides access speed up to 11.0 Mbps.

Leased Lines.    Leased-line service involves offering exclusive lines that allow point-to-point connection for voice and data traffic between two or more geographically separate points. As of December 31, 2000, 2001 and 2002, we leased 592,125 lines, 593,567 lines and 598,872 lines to domestic businesses. We also had 264 international leased lines on December 31, 2002.

Internet-Related Services.    Our Internet-related services focus on providing infrastructure and solutions for business enterprises. We operate Internet data centers and provide website hosting services to numerous companies which need servers, routers and leased lines for Internet access. Internet data centers are facilities used to house, protect and maintain network server computers that store and deliver Internet and other network content, such as web pages, applications and data. We currently operate twelve centers located throughout Korea.

Our Internet data centers are professionally designed to international standards, and are equipped with temperature control systems, regulated and reliable power supplies, fire detection and suppression equipment, security monitoring and high-bandwidth connections to the Internet. Internet data centers allow corporations or Internet service providers to outsource their application and server hardware management. Services offered under our brand name “enTUM” include shared application hosting, dedicated hosting, co-location and managed hosting. Shared application hosting is the storage and delivery of applications over the Internet via a shared server. Dedicated hosting is application hosting on a dedicated server. Co-location is the installation of the customer’s network equipment at the Internet data centers. Managed hosting refers to additional premium hosting services for which customers are charged separately, such as network availability monitoring, remote power supply, bandwidth utilization monitoring and data backup and recovery.

We anticipate that demand for commercial transactions over the Internet will continue to increase in the future. To prepare for the increased demand, we launched a service called bizmeka.com to develop and commercialize business-to-business solutions targeting approximately 3.0 million small- and medium-sized business enterprises in Korea. Bizmeka.com is an applied application service provider which provides industry-specific business solutions, including customer database management and electronic data interchange. We had approximately 300,000 subscribers as of May 31, 2003. We also established the buynjoy.com on-line shopping mall which offers a variety of products and services from participating on-line retailers, as well as purchase aggregation services and auction services. We spun-off buynjoy.com in June 2002. Our hanmir.com portal site features a search engine and website directory, telephone directory, news articles, financial information and other contents. We also operate Korea’s largest clearinghouse for medical claims using electronic data interchange, processing 489 million transactions in 2002, and on-line medical prescription and hospital application hosting services. In addition, we launched in June 2003 a smart card business under the “1’ts” brand name, which provides multi-functional services utilizing embedded computer chips that calculate and record information. We expect our smart card to have a variety of functions, including those of credit cards, electronic online wallets and transportation fare passes. We plan on working with leading banks and credit card companies in Korea to build the necessary infrastructure and increase subscribers to our new service.

PCS Service

PCS service is a digital wireless telephone system that uses light handsets with long battery life to communicate via low-power antennae. PCS telephones have the capacity to receive and send data as well as voice transmission. KT Freetel, one of our consolidated subsidiaries in which we have a 44.7% effective interest, obtained one of the three licenses to provide nationwide PCS service in June 1996. KT Freetel began offering PCS service in all major population centers in Korea in October 1997 and currently covers substantially all of the Korean population. In July and October 2000, we acquired a 47.9% interest in one of the other PCS service providers, Hansol M.com, since renamed KT M.com and merged into KT Freetel on May 1, 2001. PCS service is currently offered at rates that are lower than rates for cellular services. KT Freetel’s PCS service uses CDMA technology and utilizes 20 MHz of bandwidth in the 1800 MHz frequency. KT Freetel launched its 2.5 generation high speed wireless data services in May 2001 which currently have a population coverage of 85%. Subscribers who have EV-DO-compatible handsets are able to enjoy high speed multimedia services including voice, data and video transmission.

On December 15, 2000, we acquired the right to purchase one of three licenses to provide IMT-2000 services, as a member of a consortium of companies including KT Corporation and KT Freetel. IMT-2000 is a third-generation, high-capacity wireless Internet and video multimedia communications technology which allows an operator to provide to its subscribers significant more bandwidth capacity. In June 2002, KT ICOM, a company created by our consortium to offer IMT-2000 services, launched a pilot version of IMT-2000 services in cities in Korea which sponsored FIFA Worldcup games. KT ICOM subsequently merged into KT Freetel on March 6, 2003 in a stock-for-stock transaction. KT Freetel is planning to offer its IMT-2000 services in metropolitan Seoul by the end of 2003, but the timing of its nationwide service has not been determined.

We entered into air-time reselling and revenue-sharing arrangements with KT Freetel in July 1999 and KT M.com in September 2000, through which we use our extensive marketing network and strong brand name to attract subscribers who can utilize the PCS networks of KT Freetel. We bill directly to our resale subscribers for their usage of KT Freetel’s PCS networks and collect all fees and charges relating to such usage, including initial subscription fees, monthly access fees and usage charges for outgoing calls, wireless data communications and value-added monthly services. We reimburse to KT Freetel 49.0% of the revenues from monthly access fees and usage charges. We had approximately 1.4 million resale subscribers who utilized KT Freetel’s network as of December 31, 2002.

KT Freetel competes not only with another PCS service provider, LG Telecom, which began its service at around the same time, but also with SK Telecom, a cellular service provider that has a longer operating history.

Mobile telecommunications service has grown rapidly in Korea in recent years. The table below gives the subscription and penetration information of the mobile telecommunications industry for the periods indicated:

	As of December 31,
	1998	1999	2000	2001	2002
Total Korean Population(1)	46,287	46,617	47,008	47,343	47,640
Mobile Subscribers(2)	13,983	23,443	26,817	29,046	32,342
PCS	5,880	10,094	12,364	13,867	15,122
Cellular	8,103	13,349	14,453	15,179	17,220
Mobile Subscriber Growth Rate	104.8%	67.7%	14.4%	8.3%	11.3%
Mobile Penetration(3)	30.2%	50.3%	57.0%	61.4%	67.9%

(1)	In thousands, based on population trend estimates by the National Statistical Office of Korea.
(2)	In thousands, based on information compiled by the Ministry of Information and Communication.
(3)	Penetration is determined by dividing mobile subscribers by total Korean population, each as of December 31.

As of December 31, 2002, KT Freetel had approximately 10.3 million subscribers (including 1.4 million resale subscribers of KT Corporation), which was second largest among the three mobile service providers. As of that date, in terms of number of subscribers, we estimate that KT Freetel had a market share of 68.3% of the PCS service market and a market share of 31.9% of the mobile service market. In 2002, KT Freetel had an average monthly churn rate of 2.68%. The churn rate is calculated by dividing the number of customers who discontinue their subscription by the total number of customers. Monthly churn rate calculations include customers who receive a new phone number after upgrading to a new phone.

The following table shows selected information concerning the usage of KT Freetel’s network during the periods indicated and the number of KT Freetel’s subscribers as of the end of such periods:

	As of or for the Year Ended December 31,
	2000(1)		2001		2002
Outgoing Minutes (in thousands)		6,409,660		13,054,299		16,130,211
Average Monthly Outgoing Minutes Per Subscriber(2)		119		150		153
Average Monthly Revenue per Subscriber(3)	(Won)	34,649	(Won)	38,729	(Won)	38,694
Number of Subscribers (in thousands)(4)		4,735		9,591		10,333

(1)	Not including information related to KT M.com. In June and October 2000, we acquired a 47.9% interest in KT M.com, which subsequently merged into KT Freetel on May 1, 2001. As of December 31, 2000, KT M.com had approximately 3.0 million subscribers.
(2)	The average monthly outgoing minutes per subscriber is computed by dividing the total minutes of usage for the period by the weighted average number of subscribers for the period and dividing the quotient by the number of months in the period. The weighted average number of subscribers is the sum of the total number of subscribers at the end of each month divided by the number of months in the period.
(3)	The average monthly revenue per subscriber is computed by dividing total monthly access fees, usage charges, interconnection fees and value-added service fees for the period by the weighted average number of subscribers and dividing the quotient by the number of months in the period.
(4)	KT Corporation had approximately 1,422 thousand resale subscribers who utilized KT Freetel’s network as of December 31, 2002.

KT Freetel markets its services through two channels: (1) exclusive dealers and (2) the marketing network of KT Corporation pursuant to air-time reselling and revenue-sharing arrangements with us. The primary distribution channels of KT Freetel are its 1,455 independent exclusive dealers located throughout Korea. In addition to assisting new subscribers to activate PCS service and purchase handsets, authorized dealers are connected to the database of KT Freetel and are able to assist customers with account information. Although most of these dealers sell exclusively products and services of KT Freetel, sub-dealers hired by exclusive dealers may sell products and services offered by other mobile telecommunications service providers. Authorized dealers are entitled to a commission of Won 22,000 for each new subscriber registered, as well as ongoing commissions for the first five years based primarily on the subscriber’s monthly access fee, usage charges and length of subscription. Ongoing commissions range from 5.5% to 8.0% of monthly fees paid by the subscriber depending on the subscriber’s monthly usage charges, and from 0.3% to 0.9% of monthly fees depending on the subscriber’s length of subscription. In addition, dealers are entitled to bonuses ranging from 0.1% to 1.0% of monthly fees based on subscriber satisfaction surveys conducted by KT Freetel.

The handsets sold by KT Freetel to the dealers cannot be returned to KT Freetel unless they are defective. If a handset is defective, it may be exchanged for a new one within three days from the date of purchase.

KT Freetel does not require its subscribers to make facility deposits or take out facility insurance policies with the Korea Guarantee Insurance Company, unless a subscriber purchased his or her handset through the installment payment plan. In such a situation, facility insurance is required and the subscriber usually pays a one-time insurance fee ranging from Won 10,000 to Won 20,000. KT Freetel conducts the screening process for new subscribers with great caution. A potential subscriber must meet all internal credit criteria before receiving PCS service. The procedure includes checking the history of non-payment and credit information from banks and credit agencies such as the National Information and Credit Evaluation Corporation. Applicants who do not meet the minimum criteria can only subscribe to the PCS service by using a pre-paid card.

Other Telecommunications Services

We provide various telecommunications services that extend beyond basic telephone service and data communications service, including:

•	system and network integration services;

•	satellite communications services;

•	services provided by KTH; and

•	leasing of telecommunications equipment.

These services accounted for 4.6% of our operating revenues for 2002.

System and Network Integration Services.    We offer a wide range of system and network integration services to our clients. Our range of services includes consulting services that provide solutions to specific system or network issues in designing, building and maintaining communications networks which satisfy the individual needs of our clients. Typically, it takes between six months to one year to complete a project.

From our system and network integration services, we derived revenues of approximately Won 89 billion in 2000, Won 199 billion in 2001 and Won 258 billion in 2002.

Satellite Communications Services.    In 1996, we launched Koreasat II, a telecommunications satellite with 15 transponders. Koreasat II became fully operational in July 1996. We use a total of 12 transponders to provide our telecommunications services and three transponders to television broadcasting companies. Koreasat II is due to reach the end of its operational life in 2006.

We launched Koreasat III in September 1999 to replace Koreasat I. Koreasat III carries 33 transponders, of which 27 are used for telecommunications and the remaining 6 for broadcasting purposes. Among the 27 transponders reserved for telecommunications, 12 are used to replace the telecommunications operations of an older satellite that has been phased out, while 12 are used for business and data transmission services. The remaining three transponders are used for ultra-high-speed communications pilot projects for sparsely populated areas. The six broadcast transponders for Koreasat III are used to replace the operations of the older satellite. All broadcast transponders are currently utilized by Korea Digital Satellite Broadcasting Inc., and broadcasting has become the main use of our satellites. The expected useful life of Koreasat III is approximately 15 years.

We are planning to launch Koreasat V in May 2006 to replace Koreasat II. Koreasat V will be a telecommunication satellite with 24 transponders and an expected useful life of approximately 15 years.

From our satellite communications services, we derived revenues of approximately Won 67 billion in 2000, Won 101 billion in 2001 and Won 124 billion in 2002.

KTH.    KTH is a consolidated subsidiary in which we own a 65.9% interest, and its services include providing on-line content subscription services under the “Hitel” brand name and developing on-line contents for hanmir.com portal site and our Megapass and NESPOT services. Hitel subscribers can access a variety of content from various third-party content providers, including news articles and information on business, entertainment, sports and other areas. KTH’s communication services include e-mail services, instant messenger services, web storage services and exchanges of electronic files.

KTH’s revenues consist primarily of monthly membership fees and usage charges and fees received from KT Corporation for development of on-line content for the KT Hanmir portal site and our Megapass and NESPOT services. Hitel subscribers also incur local telephone charges when they access the Hitel service using a dial-up modem. We also select the content providers whose content is made available to Hitel subscribers and receive a commission from these content providers. Hitel’s standard package charges subscribers a one-time subscription fee of Won 10,000 and a monthly membership fee of Won 10,000. In 2002, KTH had revenues of Won 41 billion.

Revenues and Rates

The table below shows the percentage of our revenues derived from each category of services for each of the years from 2000 through 2002.

	Year Ended December 31,
	2000	2001	2002
Fixed-line telephone services:
Local services	20.6%	17.2%	17.7%
Non-refundable service installation fees	1.3	1.5	1.5
Domestic long-distance service	8.1	6.6	6.5
International long-distance service	4.1	3.4	3.3

Total	34.1	28.6	29.0

Land-to-mobile interconnection	20.9	16.9	13.1
Business and data communications services:
Broadband Internet access service	1.9	7.0	9.6
Leased-line service	7.8	7.0	6.4
Internet-related services(1)	2.3	2.5	2.5
Miscellaneous	3.6	1.6	1.3

Total	15.6	18.1	19.8

PCS service	17.2	23.4	25.2
Sales of goods(2)	6.9	7.9	8.3
Other services(3)	5.4	5.1	4.6

Total operating revenues	100.0%	100.0%	100.0%

(1)	Includes revenues from services provided by Kornet, enTUM, bizmeka.com and hanmir.com.
(2)	Includes PCS handset sales.
(3)	Includes revenues from system and network integration services, satellite service and KTH.

Fixed-line Telephone Services

Local Telephone Service.    Our revenues from local telephone service consist primarily of:

•	installation fees for new lines,

•	monthly basic charges, and

•	monthly usage charges based on the number of call pulses.

All calls are currently measured by call pulses. Each pulse is determined by the duration of the call and the time of the day at which the call is made. For instance, during regular service hours, a call pulse is triggered at the beginning of each local telephone call and every three minutes thereafter.

The rates we charge for local calls are currently subject to approval by the Ministry of Information and Communication after consultation with the Ministry of Finance and Economy. The rates are the same for residential and commercial customers.

Before September 1998, in addition to a non-refundable installation fee of Won 8,000 and a monthly basic charge, a customer was required to pay at the time of a telephone installation a non-interest-bearing refundable deposit. The deposit ranged from Won 122,000 to Won 242,000 depending on the size of the local calling area in which the phone was installed. In September 1998, with the approval of the Ministry of Information and

Communication, we implemented an alternative telephone installation charge system that allowed our customers to choose between the pre-existing service plan and a second service plan. The charges under each plan were as follows:

Rates from September 1998 to April 14, 2001	Pre-existing Plan	Second Plan
Telephone Installation Deposit (refunded upon termination of service)	Between Won 122,000 to Won 242,000, depending on location	None
Non-refundable Telephone Installation Fee	Won 8,000	Won 100,000
Basic Monthly Charge	Between Won 1,500 to Won 2,500, depending on location	Between Won 2,000 to Won 4,000, depending on location

Through April 14, 2001, approximately 7.1 million existing customers switched to or enrolled under the second plan. To each of these customers, we refunded between Won 30,000 and Won 150,000 of their telephone installation deposits while keeping Won 92,000, reflecting the Won 100,000 non-refundable telephone installation fee under the second plan minus the Won 8,000 non-refundable installation fee paid under the pre-existing plan.

Starting on April 15, 2001, with the approval of the Ministry of Information and Communication, we implemented a new telephone installation charge system. The changes are as follows:

Rates Starting April 15, 2001	Pre-existing Plan	New Plan
Telephone Installation Deposit (refunded upon termination of service)	Between Won 122,000 to Won 242,000, depending on location	None
Non-refundable Telephone Installation Fee	Won 8,000	Won 60,000 (including value added tax)
Basic Monthly Charge	Between Won 2,500 to Won 3,700, depending on location	Between Won 3,000 to Won 5,200, depending on location

All new customers subscribing to our local service on or after April 15, 2001 must choose the new plan. Our existing customers who are enrolled in the pre-existing plan are still allowed to switch to the new plan and receive their installation deposit back (less Won 52,000, reflecting the Won 60,000 non-refundable installation fee paid under the new plan minus the Won 8,000 non-refundable installation fee paid under the pre-existing plan). Our existing customers who switched to or enrolled under the second plan cannot switch to the new plan.

Between April 15, 2001 to December 31, 2002, approximately 9.7 million customers either chose to switch to the new plan or subscribed to our local service. The total refund amount (excluding the non-refundable telephone installation fees retained by us) to customers choosing to switch to the second plan or the new plan in 2002 amounted to Won 752 billion. As of December 31, 2002, there are 7.0 million subscribers who are enrolled under the pre-existing plan and eligible to switch to the new plan and receive their installation deposit back (less Won 52,000 as described above).

Starting May 1, 2002, we increased our charge for local directory assistance service from Won 80 per call to Won 100.

On April 15, 2001, with the approval of the Ministry of Information and Communication, we lowered the monthly usage charges from Won 45 per pulse (generally three minutes) to Won 39 per pulse while increasing the basic monthly charge as described above.

Domestic Long-distance Telephone Service.    Our revenues from domestic long-distance service consist of charges for calls placed, charged for the duration, time of day and day of the week a call is placed, and the distance covered by the call. Since January 1998, we have been setting our own rates for domestic long-distance service with no need to obtain Ministry of Information and Communication approval.

The following table summarizes our local usage charges and domestic long-distance rates as of each date on which rates were revised since our establishment in 1981.

	Date of Rate Change(1)
	May 1, 1991		Feb. 10, 1993		Aug. 1, 1994		Dec. 1, 1996		Sept. 1, 1997		Dec. 1, 2000		Apr. 15, 2001		Nov. 1, 2001
Local Usage Charges (per pulse)(2)
Regular service	(Won)	25	(Won)	30	(Won)	40	(Won)	41.6	(Won)	45	(Won)	45	(Won)	39	(Won)	39
Public telephone		20		30		40		40		50		50		50		70
Domestic Long-Distance Service (per three minutes)(3)
Up to 30 km		100		100		40		41.6		45		45		39		39
Up to 100 km		400		360		200		183		172		192		192		261
100 km or longer		900		675		313		277		245		252		252		261

(1)	These charges do not reflect discounts applicable to calls made during off-peak hours or holidays.
(2)	Since January 1, 1990, usage charges for local service in those metropolitan areas subject to measured service have been based on the number of pulses, which are a function of the duration and number of calls, and per pulse rates. Commencing January 1, 1993, measured service applies to all lines in service. A pulse is triggered at the beginning of each local call and every three minutes thereafter from 8:00 a.m. to 9:00 p.m. on weekdays and every 258 seconds thereafter on holidays and from 9:00 p.m. to 8:00 a.m. on weekdays. Before January 1, 1993, in areas not subject to measured service, a pulse was triggered once for each local telephone call, regardless of the length of the call.
(3)	Domestic long-distance calls of up to 30 kilometers are billed on the same basis as local calls described in note (2) above. For domestic long-distance calls in excess of 30 kilometers, a pulse was triggered at the beginning of each call and every 47 seconds (for calls up to 100 kilometers) or every 33 seconds (for calls in excess of 100 kilometers) thereafter. Starting on April 15, 2001, a pulse was triggered at the beginning of each call and every 30 seconds thereafter. Starting on November 1, 2001, a pulse is triggered at the beginning of each call and every 10 seconds thereafter. Rates for domestic long-distance calls in excess of 30 kilometers are currently discounted (by an adjustment in the period between pulses) by 20% on holidays and from 9:00 p.m. to 8:00 a.m. on weekdays, and by 50% from midnight to 6:00 a.m. everyday.

From September 10, 2002 to December 9, 2002, with the approval from the Ministry of Information and Communication, we also offered an optional flat rate plan for our fixed-line telephone service subscribers who had been our customers since August 1, 2001. Under the optional plan, a subscriber who elected to pay the monthly average of local and domestic long-distance usage amounts previously paid by such subscriber from August 1, 2001 to July 31, 2002 plus an extra charge of Won 1,000 to Won 5,000 each month (depending on average usage amount) is able to make unlimited minutes of local and domestic long-distance calls for up to 12 months from the election date. The optional flat rate plan is not renewable, unless we obtain an approval from the Ministry of Information and Communication.

The revenues from domestic calls placed from public telephones, which are included in local and domestic long-distance service revenues, as appropriate, were Won 154 billion in 2000, Won 114 billion in 2001 and Won 93 billion in 2002.

International Long-distance Service.    Our revenues from international long-distance service consist of:

•	amounts we bill to customers for outgoing calls made to foreign countries (including customers who make calls to Korea from foreign countries under our home country direct-dial service);

•	amounts we bill to foreign telecommunications carriers and administrations for connection to the Korean telephone network in respect of incoming calls (including calls placed in Korea by customers of the foreign carriers for home country direct-dial service); and

•	other revenues, including revenues from international calls placed from public telephones.

We bill outgoing calls made by customers in Korea (and calls made to Korea from foreign countries under our home country direct-dial service) in accordance with our international long-distance rate schedule for the country called. These rates vary depending on the time of day at which a call is placed. We bill outgoing international calls on the basis of one-second increments. Since January 1998, we have been setting our own rates for international long-distance service without the need to obtain Ministry of Information and Communication approval.

We bill outgoing calls (and calls made from Korea through a home country direct-dial service) to the relevant foreign carrier or administration at the applicable settlement rate specified under the agreement with the foreign entity. We have entered into over 240 bilateral agreements with foreign carriers and administrations. We negotiate the settlement rates under these agreements with each foreign carrier, subject to Ministry of Information and Communication approval. It is the practice among international carriers for the carrier in the country in which the call is billed to collect payments due in respect of the use of overseas networks. Although we record the gross amounts due to and from us in our consolidated financial statements, we make settlements with most carriers quarterly on a net basis.

The net settlement payment rate between U.S. carriers and us was reduced from US$0.355 per minute in 1999 to US$0.255 per minute in 2000 and US$0.190 per minute in 2001, 2002 and 2003. The reduction in the net settlement payment rates between KT Corporation and U.S. carriers will adversely affect our revenues from international long-distance service unless the reduction in rates can be offset by volume increases.

Effective January 1, 1999, the settlement rate applicable to Japan was reduced from Special Drawing Rights 0.315 per minute to Special Drawing Rights 0.20 per minute. The rate was further reduced to Special Drawing Rights 0.19 per minute effective October 1, 1999. Special Drawing Rights 1.00 was equivalent to US$1.3598 on December 31, 2002.

Starting March 10, 2003, we changed the rate structure for our international long-distance telephone service to compete more effectively in the international long-distance market, as well as in the Internet phone service market. We lowered our international long-distance rates applicable to most countries while decreasing the discounted hours during weekdays from 12 hours to 6 hours and on Saturdays from 16 hours to 6 hours and the discount rates applicable during these hours from 30% to 10%. Our normal rates for international long-distance calls to the United States, Japan and China decreased by 60%, 18% and 22%, respectively. Dacom and Onse also made comparable changes to their international long-distance rates.

Interconnection

We provide other telecommunications service providers, including mobile operators and other fixed-line operators, interconnection to our fixed-line network. Orders issued by the Ministry of Information and Communication require that all interconnection charges levied by local, domestic long-distance and mobile operators must be based on the costs to that operator of carrying a call (“Imputed Costs”). The interconnecting parties are to calculate the relevant Imputed Costs on an annual basis. In the event of a dispute regarding Imputed Costs, the Korea Communications Commission is empowered to act as arbitrator.

Land-to-mobile Interconnection.    In December 1997, the Ministry of Information and Communication issued an order setting the interconnection charge calculation method applicable to interconnections with SK Telecom as well as all other mobile service providers. Commencing in 1998, for a call initiated by a landline user to a mobile service subscriber, we collect from the landline user the land-to-mobile usage charge and remit to the mobile service provider a land-to-mobile interconnection charge based on the leading mobile service provider’s Imputed Costs. For 1998 and 1999, however, in lieu of calculating the leading mobile service providers’ Imputed Costs, the Ministry of Information and Communication set the amount of interconnection charge payable by us for calls from landline users to mobile service subscribers. To SK Telecom, we paid interconnection charges (excluding an unrecoverable value-added tax payable by us equal to 10% of the interconnection charges) equal to (1) 70% of the usage charge collected by us from the landline user in 1998 and (2) 65% of the usage charge collected in 1999. To PCS service providers, we paid interconnection charges (excluding value-added tax) equal to (1) 75% of the usage charge collected in 1998 and (2) 70% of the usage charge collected in 1999.

For 2000, our payments to cellular and PCS service providers were calculated by taking the actual Imputed Costs of SK Telecom in 1998 and adjusting for several factors including the call volume of mobile service providers. For 2001, our payments to mobile service providers were calculated by reducing the 2000 per-minute amount applicable to cellular service providers by 7.76% and the 2000 per-minute amount applicable to PCS service providers by 10.75%. On December 12, 2002, the Ministry of Information and Communication issued an order revising the land-to-mobile interconnection charge calculation method applicable beginning January 2002. In addition to taking the actual Imputed Costs of SK Telecom in 2000, the Ministry of Information and Communication takes into consideration several factors including the call volume of each mobile service provider in determining interconnection charges we pay per minute to SK Telecom, KT Freetel and LG Telecom. Starting in 2004, the Ministry of Information and Communication announced that it will determine the land-to-mobile interconnection charge by calculating the long-run incremental cost of mobile service providers, taking into consideration technology development and future expected costs. We can give no assurance, however, that the method of calculating the payments in the future will be implemented as planned.

The following table shows the interconnection charges we paid per minute (exclusive of value-added taxes) to cellular and PCS operators for landline to mobile calls in 2001 and 2002 and which KT Corporation will pay in 2003 under the revised calculation method. The Ministry of Information and Communication is expected to announce the new rates for 2004 in the first half of 2004.

	2001	2002	2003
SK Telecom	Won 63.6	Won 45.7	Won 41.0
KT Freetel(1)	Won 65.7	Won 53.5	Won 48.0
LG Telecom	Won 65.7	Won 59.0	Won 52.9

(1)	Eliminated in consolidation.

The following table shows the usage charge per ten seconds collected from a landline user for a call initiated by a landline user to a mobile service subscriber.

	2001	2002	2003(1)
SK Telecom	Won 19.0	Won 15.6	Won 15.6
KT Freetel and LG Telecom	Won 19.0	Won 15.6	Won 15.6

(1)	The Ministry of Information and Communication may order us to adjust the usage charges applicable for 2003.

The charges above have been agreed among the parties involved and confirmed by the Ministry of Information and Communication. In order to compensate for the lack of corresponding decrease in the base usage charge per ten seconds in 2001 which remained at Won 19.0, we agreed with the Ministry of Information and Communication to offer to landline users ten minutes of free calls per month from May 2002 to December 2002 for calls initiated by a landline user to a mobile service subscriber. The Ministry of Information and Communication may also order us to adjust the usage charge per ten seconds applicable for 2003, which remained constant at the 2002 rate of Won 15.6. It has been reported that the Ministry of Information and Communication is planning to lower the rate to Won 14.8 per ten seconds starting July 1, 2003. In order to compensate for the lack of corresponding decrease in the base usage charge per ten seconds in the first half of 2003, it has been reported that the Ministry of Information and Communication is also planning to order us to offer to landline users six minutes of free calls per month from July 2003 to December 2003 for calls initiated by a landline user to a mobile service subscriber. The amounts are expected to be confirmed by the Ministry of Information and Communication after consultation with other government agencies.

We recognize as land-to-mobile interconnection revenue the entire amount of the usage charge collected from the landline user and recognize as an expense the amount of interconnection charge paid to the mobile service provider.

Land-to-land Interconnection.    We entered into interconnection agreements with DACOM, Onse and Hanaro in February 2001. The DACOM interconnection agreement provides that for a domestic or international long-distance call initiated by a DACOM subscriber, DACOM bills the customer its normal rate for the call and remits to us an interconnection charge based on our Imputed Costs. We entered into an interconnection agreement with Onse on the same terms as the DACOM interconnection agreement. We also entered into an interconnection agreement with Hanaro which provides that for a domestic call initiated by a Hanaro subscriber, Hanaro bills the customer its normal rate for the call and remits to us an interconnection charge based on our Imputed Costs.

On March 30, 2002, the Government issued an order to require us to provide domestic long distance interconnection services to our competitors without charging for local access network charge, effective retroactively starting January 2001. Additional exemptions will adversely affect our revenues from domestic long distance interconnection business.

Mobile-to-land Interconnection.    Commencing in 1998, for a call initiated by a mobile service subscriber to a landline user, the mobile service provider collects from its subscriber the mobile-to-land usage charge and remit to us a mobile-to-land interconnection charge based on our Imputed Costs. For 2001, payments by mobile service providers were calculated by taking our actual Imputed Costs in 1998 and adjusting for call volume. For 2002 and 2003, payments are calculated by taking our actual Imputed Costs in 2000 and adjusting for call volume. Mobile-to-land interconnection charges we received from mobile service providers were Won 15.9 or Won 21.2 per minute in 2001, Won 16.2 or Won 20.3 per minute in 2002 and Won 14.9 or Won 19.0 in 2003, depending on location of interconnection. The Ministry of Information and Communication is expected to announce the new rates for 2004 in the first half of 2004. Starting in 2004, the Ministry of Information and Communication will determine the mobile-to-land interconnection charge by calculating our long-run incremental cost, taking into consideration technology development and future expected costs.

Business and Data Communications Services

Broadband Internet Access Service.    We offer broadband Internet access service that uses existing telephone lines to provide both voice and data transmission. Our broadband Internet access service revenues accounted for 48.3% of our business and data communications revenues in 2002. The substantial increase in our broadband Internet revenues was primarily due to the increase in our broadband Internet access subscribers from approximately 12,000 as of December 31, 1999 to 4.9 million as of December 31, 2002. We charge customers of broadband Internet services on a monthly fixed-cost basis with no additional time charges. In addition, we charge customers a one time installation fee per site of Won 30,000. The following table summarizes our charges for different broadband Internet services:

	Maximum Speed	Monthly Access Fee(1)
Megapass Special II	20.0 Mbps	(Won)	60,000
Megapass Special I	13.0 Mbps		50,000
Megapass Premium	8.0 Mbps		40,000
Megapass Ntopia	2.5 Mbps		36,000
Megapass Lite	2.0 Mbps		30,000

(1)	We provide discounts of up to 15.0% for mandatory subscription periods ranging from one to three years.

The following table is a comparison of standard rate plans of our competitors:

	Maximum Speed	Initial Installation Fee	Monthly Access Fee
Hana FOS V Dream II (VDSL)	20.0 Mbps	30,000	56,000
Hana FOS V Dream I (VDSL)	13.0 Mbps	30,000	47,000
Hana FOS V Pro (ADSL)	8.0 Mbps	30,000	38,000
Hana FOS V Pro (Cable)	8.0 Mbps	30,000	34,000
Thrunet VDSL Special	13.0 Mbps	36,000	47,000
Thrunet VDSL Premium	10.0 Mbps	36,000	38,000
Thrunet Cable Internet Premium	10.0 Mbps	36,000	38,000

Leased-line Service.    We charge customers of domestic leased-lines on a monthly fixed-cost basis based on the distance of the line, the capacity of the line measured in bits per second (“bps”), the type of line provided and whether the service site is local or long-distance. In addition, we charge customers a one-time installation fee per site ranging from Won 56,000 to Won 1,940,000, depending on the capacity of the line. As part of our effort to maximize revenues through rebalancing our rate structure, effective September 15, 2002, we increased our rates for local leased lines with capacity of up to 1,544 Kbps by 5.0% to 15.0%, depending on speed, and our rates for long-distance leased lines with distances of up to 100 kilometers by 8.0% to 10.0%, depending on distance.

PCS Services and Handset Sales

Our revenues from PCS service and PCS handset sales are generated through our consolidated subsidiary KT Freetel. KT Freetel derives revenues principally from:

•	initial subscription fees;

•	monthly access fees;

•	usage charges for outgoing calls;

•	usage charges for wireless data transmission; and

•	value-added monthly service fees.

KT Freetel may set these fees and charges, including any promotional rates, without the need to obtain Ministry of Information and Communication approval. Like all Korean mobile service providers, KT Freetel does not charge its customers for incoming calls. Instead, KT Freetel receives interconnection charges from us for calls initiated from our fixed-line network to its PCS network (which are eliminated in consolidation) and charges from other mobile service operators for calls initiated by their subscribers. Rates for PCS services are lower than rates for cellular services.

The following table is a comparison of the standard rate plan of KT Freetel with the standard rate plans of its competitors as of January 1, 2003:

	Type of Service	Facility Deposit Amount			Initial Subscription Fee		Monthly Access Fee		Usage Charge per 10 Seconds
KT Freetel(1)	PCS		None		(Won)	30,000	(Won)	14,000	(Won)	18
LG Telecom	PCS		None			30,000		13,000		18
SK Telecom(1)	Cellular	(Won)	200,000	(2)		50,000		14,000		20

(1)	KT Freetel and SK Telecom also offer ten minutes of free calls each month in their standard rate plans.
(2)	Subscribers may elect to obtain facility insurance from the Korea Guarantee Insurance Company in lieu of the facility deposits. The insurance costs Won 20,000 for three years’ coverage.

Although KT Freetel provides various rate plans, approximately 25% of its subscribers are currently enrolled in the standard rate plan. KT Freetel’s other rate plans include those that offer a specified number of free airtime minutes per month in return for a higher monthly access fee and those that are geared toward business customers. Our competitors also offer similar plans.

In order to promote its PCS services, KT Freetel acquires PCS handsets in bulk for resale to its subscribers. Sales of PCS handsets by KT Freetel amounted to Won 700 billion in 2000, Won 1,032 billion in 2001 and Won 1,112 billion in 2002. KT Freetel and its competitors offered handsets to subscribers at prices that were substantially below the prices at which they purchased the handsets from manufacturers until June 1, 2000 when the Government banned such practices.

Investments

Korea Digital Satellite Broadcasting Company

We invested Won 60.1 billion in March 2001 for an 18.2% interest in Korea Digital Satellite Broadcasting Co., Ltd., a new affiliate created to offer satellite broadcasting services. KT Corporation holds a 15.0% interest, KT Freetel (our 44.7%-owned consolidated subsidiary) holds a 3.0% interest and KT Solutions Corporation (our wholly-owned consolidated subsidiary) holds an additional 0.2% interest. We formed a consortium with 51 other companies in June 2000 and obtained the license for satellite broadcasting on December 19, 2000. Other members of the consortium include major television broadcasting companies in Korea, conglomerates, newspaper companies and other media companies as well as manufacturers of equipment for satellite broadcasting. Korea Digital Satellite Broadcasting Company started its broadcasting services in March 2002 and had approximately 516,000 subscribers as of December 31, 2002. Our satellites are used to provide these services.

Competition

Under the Telecommunications Basic Law and the Telecommunications Business Law, telecommunications service providers in Korea are currently classified into network service providers, value-added service providers and specific service providers. See
“—Regulation”.

Network Service Providers

All network service providers in Korea are permitted to set the rates for international or domestic long-distance services on their own without Ministry of Information and Communication approval. Many of our competitors have set their rates lower than ours. Currently, we can compete freely with other providers on the basis of rates in all services except for local rates which requires advance Ministry of Information and Communication approval. See “—Regulation”. In all service areas, we also compete by endeavoring to provide superior customer service and superior technical quality, taking advantage of our broad customer base and our ability to provide integrated telecommunication services.

We and SK Telecom qualify as market-dominating business entities in the respective markets under the Monopoly Regulation and Fair Trade Act. Under this Act, a market-dominating business entity may not engage in any act of abuse, such as unreasonably interfering with business activities of other business entities, hindering unfairly the entry of newcomers or substantially restricting competition to the detriment of the interests of consumers. The Ministry of Information and Communication has also issued guidelines on fair competition of the telecommunications companies under the Telecommunications Business Law. If any telecommunications service provider breaches the guidelines, the Ministry of Information and Communication may take necessary corrective measures against it after a hearing at which the service provider may defend its action.

Local.    The only company licensed to compete with us in the local telecommunications business is Hanaro, whose major shareholders include LG Telecom and DACOM, and began providing local telephone service in four major cities in 1999. According to statistics published by the Ministry of Information and Communication, as of December 31, 2002, Hanaro had 4.0% of the market for local service in terms of number of subscribers. Although the local usage charge of both Hanaro and us is the same at Won 39 per pulse (generally three minutes), Hanaro’s non-refundable telephone installation charge and basic monthly charge are lower than ours. Hanaro’s customers do not pay any non-refundable telephone installation charge and pay basic monthly charge of up to Won 3,500, while our customers pay an installation charge of Won 60,000 and basic monthly charge of up to Won 5,200, depending on location.

In October 2002, the Ministry of Information and Communication announced its intention to implement local number portability in certain regions starting in mid-2003 and nationwide by the second half of 2004, which will allow our existing customers to choose a competing local telephone service provider without changing his or her telephone number. This implementation may allow Hanaro to compete more effectively for our existing customers.

Domestic Long-Distance.    Three companies, DACOM, Onse and Hanaro, are licensed to compete with us in the domestic long-distance market. DACOM began offering domestic long-distance service in January 1996. Currently, DACOM’s rates for domestic long-distance service are approximately 2.8% lower on average than ours. Onse began providing domestic long-distance service in December 1999. Onse’s domestic long-distance rates are up to 4.1% lower than ours depending on the calling area. Onse filed for court receivership in April 2003. Hanaro obtained its domestic long-distance licenses in January 2003 but has not started offering services.

The following table shows the market share, in terms of revenue, of us, DACOM and Onse in the domestic long-distance market in terms of revenues estimated by us for the years indicated:

	Market Share(1) (%)
	KT Corporation	DACOM	Onse(2)
2000	85.6	11.5	3.0
2001	85.5	10.9	3.6
2002	85.0	10.6	4.4

(1)	In terms of revenues estimated by KT Corporation.
(2)	Onse commenced domestic long-distance service in December 1999.

International Long-Distance.    Since its entry into the market for international long-distance service in December 1991, DACOM has obtained a significant share of Korea’s international long-distance business. In 2002, DACOM had 22.1% of the international long-distance market in terms of revenue. DACOM’s rates were at a 5% discount to ours before February 1993 and at a 3% discount before December 1995. Currently, we estimate that DACOM’s rates are at an average discount of 0.6% to ours.

Onse became the third carrier in Korea to provide international long-distance service and commenced service in October 1997. We estimate that Onse’s international rates are currently at an average discount of 4.1% to ours. We lost significant market share to Onse when Onse commenced service. Hanaro and SK Telink obtained their international long-distance licenses in January 2003 and June 2003, respectively, but they have not started offering international long-distance services.

The following table shows market share, in terms of revenue, of us, DACOM and Onse in the international long-distance market as estimated by us for the years indicated:

	Market Share(1) (%)
	KT Corporation	DACOM	Onse (2)
2000	63.6	24.7	11.7
2001	67.1	21.8	11.1
2002	66.5	22.1	11.4

(1)	In terms of revenue.
(2)	Onse commenced international long-distance service in October 1997.

In addition, the entry of other telecommunications services providers, such as Internet phone service providers and voice resellers, that can offer telecommunications services at rates lower than ours has increased competition in the international long-distance market and adversely affected our revenues and profitability from international long-distance services. See “—Specific Service Providers”.

Business and Data Communications.    The Korean broadband Internet access service market has experienced significant growth over the last four years since Korea Thrunet first introduced its HFC-based service in July 1998. Hanaro Telecom entered the broadband market in April 1999 offering both HFC and ADSL services. We entered the market with our ADSL services in June 1999. Dreamline and DACOM followed and introduced their services in late 1999 and early 2000. The corporate reorganization proceeding for Korea Thrunet was commenced by Seoul District Court in March 2003.

The following table presents the number of subscribers and the market shares announced by the Ministry of Information and Communication as of December 31, 2002:

	Subscribers	Market Share(1)
KT Corporation	4,922,395	47.3%
Hanaro	2,872,351	27.6%
Korea Thrunet	1,301,620	12.6%
Others	1,309,120	12.5%

(1)	In terms of number of subscribers. Source: Ministry of Information and Communication.

DACOM had a monopoly on business and data communications services (except for leased-line service) until July 1990, when we were permitted by the Ministry of Information and Communication to compete in this area. We had a monopoly in domestic leased-line service until January 1994, when DACOM was also authorized to provide the same service. We estimate that for the year ended December 31, 2002, we had a market share of 70.6% in domestic leased-line services, Powercomm had a market share of 9.5% and DACOM had a market share of 7.1%.

Mobile Telecommunications.    Competition in the mobile telecommunications industry in Korea is intense. Competitors in this industry are cellular service provider SK Telecom and PCS service providers KT Freetel and LG Telecom. In July and October 2000, we acquired a 47.9% interest in Hansol M.com and renamed the company KT M.com. KT M.com merged into KT Freetel on May 1, 2001 in a stock-for-stock transaction, which increased our interest in KT Freetel to 40.7%. We currently own a 44.7% effective interest in KT Freetel. As of December 31, 2002, in terms of number of subscribers, we estimate that KT Freetel (including 1.4 million resale subscribers of KT Corporation) had a market share 68.3% of the PCS service market and a market share of 31.9% of the mobile service market. SK Telecom acquired control of Shinsegi in a series of transactions ending in April 2000, and Shinsegi merged into SK Telecom in January 2002. As of December 31, 2002, SK Telecom had a market share of approximately 53.2% based on the total number of mobile subscribers in Korea.

In February 2003, the Ministry of Information and Communication announced its intention to implement mobile number portability which will allow mobile telephone service subscribers to choose a competing mobile service provider without changing his or her mobile number. Mobile number portability will be allowed to subscribers of SK Telecom, KT Freetel and LG Telecom starting in January 2004, July 2004 and January 2005, respectively. Mobile number portability may allow SK Telecom and LG Telecom to compete more effectively for KT Freetel’s existing customers. Starting in January 2004, all new subscribers of mobile services and existing subscribers who elect to receive a new mobile number will be given the uniform mobile code of “010” as the first three digits of their mobile numbers without regard to the mobile service provider. The Ministry of Information and Communication expects all mobile numbers to be switched to “010” by 2007.

The cellular services provided by SK Telecom and the PCS services provided by the PCS service providers have had a material adverse effect on KT Corporation in terms of the number of subscribers to KT Corporation’s fixed-line telephone services and our revenues from fixed-line telecommunications services. We expect this situation to continue. However, we believe that our increasing revenues from PCS services and from interconnection service more than offset the adverse effect. See “Operating and Financial Review and Prospects—Operating Results”.

Value-Added Service Providers

Value-added service providers may commence operations following notification to the Ministry of Information and Communication. The scope of business of a value-added service provider includes specific value-added telecommunications activities (other than services reserved for network service providers), such as data communications using telecommunications facilities leased from network service providers.

Specific Service Providers

Specific service providers, such as Internet phone service providers and voice resellers, started operations in Korea in 1998. We began providing Internet phone service for international long-distance calls in May 1998. Our Internet phone service also competes with international long-distance services provided by voice resellers who have also seen sharp increases in demand for their services.

Foreign Competition

Under the multilateral agreement on basic telecommunications services among the members of the WTO, effective November 27, 1997, the Government of Korea agreed to gradually reduce the restrictions on foreign and individual shareholdings in KT Corporation and other network service providers in Korea. Currently, the Telecommunications Business Law limits ownership of shares with voting rights in network service providers (including us) by foreign shareholders to 49% of issued shares with voting rights. In addition, the Telecommunications Business Law prohibits a foreign shareholder from being our largest shareholder. See  “—Regulation—Foreign Investment”. While the WTO Agreement enables us to seek foreign investors and strategic partners and to more easily take advantage of opportunities for investments in overseas telecommunications projects, it may also benefit our competitors and further intensify competition in the domestic market.

Regulation

Under the Telecommunications Basic Law and the Telecommunications Business Law, telecommunications service providers are currently classified into three categories:

•	network service providers, such as us, which typically provide telecommunications services with their own telecommunications networks and related facilities; their services may include local, domestic long-distance and international long-distance telephone services, mobile communications service, paging service and trunked radio system service;

•	value-added service providers, which provide telecommunications services other than those services specified for network service providers, such as data communications using telecommunications facilities leased from network service providers; and

•	specific service providers, which may occupy a middle ground between network service providers and value-added service providers and are broadly defined by law as telecommunications service providers that provide network services using the telecommunications network facilities or services of network service providers.

Under the Telecommunications Basic Law and the Telecommunications Business Law, the Ministry of Information and Communication has comprehensive regulatory authority over the telecommunications industry and all network service providers. The Ministry of Information and Communication’s policy is to promote competition in the Korean telecommunications markets through measures designed to prevent the dominant service provider in any such market from exercising its market power in such a way as to prevent the emergence and development of viable competitors. A network service provider must be licensed by the Ministry of Information and Communication. Our license as a network service provider permits us to engage in a wide range of telecommunications services.

Rates

Under current regulations implementing the Telecommunications Business Law, a network service provider may set its rates at its discretion, although it must report to the Ministry of Information and Communication the rates and the general terms and conditions for each type of network service provided by it. There is, however, one exception to this general rule: if a network service provider has the largest market share for a specified type of service and its revenue from that service for the previous year exceeds a specific revenue amount set by the Ministry of Information and Communication, it must obtain prior approval from the Ministry of Information and Communication for the rates and the general terms for that service. Each year the Ministry of Information and Communication designates the service providers and the types of services for which the rates and the general terms must be approved by the Ministry of Information and Communication. In 1999, 2000, 2001 and 2002, the Ministry of Information and Communication designated us for local telephone service and SK Telecom for cellular service. The Ministry of Information and Communication, in consultation with the Ministry of Finance and Economy, is required to approve the rates proposed by a network service provider if (1) the proposed rates are appropriate, fair and reasonable and (2) the calculation method for the rates are appropriate and transparent.

In January 2001, the Ministry of Information and Communication announced its intention to adopt a price range system for local service rates, under which local service providers (including us) may set the rates for their service at their own discretion within a range determined by the Ministry of Information and Communication. However, it remains uncertain when such price range system for local service rates will be implemented. Although no system has been implemented yet, we expect that this price range system would allow local service providers to increase their rates each year by a percentage no higher than the percentage increase in the consumer price index minus an amount that would be subject to periodic review. This system would give us greater flexibility in setting our local rates in response to market conditions, but we cannot give any assurance that the system will be adopted as contemplated or at all.

Other Activities

A network service provider, such as us, must obtain the permission of the Ministry of Information and Communication in order to:

•	engage in certain businesses specified in the Presidential Decree under the Telecommunications Business Law such as telecommunications equipment manufacturing business and telecommunications network construction business;

•	change the conditions for its licenses;

•	transfer, terminate, suspend or spin off all or a part of the business for which it is licensed;

•	acquire all or a part of the business of another network service provider; or

•	enter into a merger with another network service provider.

A telephone service provider may provide some network services using the equipment it currently has by submitting a report to the Ministry of Information and Communication. The Ministry of Information and Communication can revoke our licenses or order the suspension of any of our businesses if we do not comply with the regulations of the Ministry of Information and Communication under the Telecommunications Business Law.

The Ministry of Information and Communication’s responsibilities also include:

•	formulating the basic plan for the telecommunications industry;

•	preparing periodic reports to the National Assembly of the Republic regarding developments in the telecommunications industry;

•	setting technical standards for all service providers; and

•	promoting technological development and technological standardization.

The Ministry of Information and Communication may also recommend to network service providers that they invest a percentage of their total annual revenues in research and development and that they contribute to telecommunications research institutes in Korea. In addition, since January 2000, all network service providers (other than regional paging service providers) are obligated to contribute toward the supply of “universal” telecommunications services in Korea. Telecommunications service providers designated as “universal service providers” by the Ministry of Information and Communication are required to provide universal telecommunications services such as local services, local public telephone services, telecommunications services for remote islands and wireless communication services for ships. We have been designated as a universal service provider. The costs and losses recognized by universal service providers in connection with providing these universal telecommunications services will be shared on an annual basis by all network service providers (other than regional paging service providers), including us, on a pro rata basis based on their respective net annual revenue calculated pursuant to a formula set by the Ministry of Information and Communication.

Due to the amendment of the Telecommunication Business Law, effective April 9, 2001, a network service provider must permit other telecommunication service providers, which is designated by the Ministry of Information and Communication, to co-use wirelines connecting from the switching equipment to end-users, upon the request of such other telecommunication service providers. In addition, a network service provider may permit other network service providers to co-use its wireless communication systems upon the request of any of such other network service providers. The compensation method for the co-use must be determined by the Ministry of Information and Communication and be settled, by fair and proper methods.

In addition, starting April 2002, we are required to lease to other companies our fixed-lines that connect subscribers to our network. This system, which is called local loop unbundling, is intended to prevent excessive investment in local loops. This system requires us to lease the portion of our copper lines that represent our excess capacity to other companies upon their request at rates that are determined by the Ministry of Information and Communication based on our cost, and taking into consideration an appropriate rate of return, to enable them to provide voice and broadband services.

Korea Communications Commission

In accordance with the Telecommunications Basic Law, the Korea Communications Commission was established within the Ministry of Information and Communication to:

•	promote fair competition in the telecommunications industry;

•	protect the rights of telecommunications services users; and

•	settle disputes between telecommunications service providers.

The Korea Communications Commission is composed of up to nine commissioners appointed by the President of the Republic. The Ministry of Information and Communication has established a working bureau in the Korea Communications Commission to support the work of the Korea Communications Commission and intends to make the Korea Communications Commission more independent. We expect that the Korea Communications Commission will become more active in investigating and settling the above mentioned matters.

Foreign Investment

The Telecommunications Business Law restricts the ownership and control of network service providers by foreign shareholders. Foreigners, foreign governments and “foreign invested companies” may not own more than 49% of the issued shares with voting rights of a network service provider, including us, and a foreign shareholder may not become our largest shareholder. For purposes of the Telecommunications Business Law, the term “foreign invested company” means (1) a company in which foreigners and foreign governments hold 80% or more shares with voting rights in the aggregate or (2) a company in which foreigners and foreign governments hold 15% or more shares with voting rights in the aggregate and a foreigner or a foreign government is the largest shareholder. There is no restriction on foreign ownership for specific service providers and value-added service providers. In the event that a network service provider violates the shareholding restrictions, its shareholders cannot exercise voting rights for their shares in excess of such limitation, and the Ministry of Information and Communication may require corrective measures be taken to comply with the ownership restrictions.

Individual Shareholding Limit

In January 1999, the Government amended the Privatization Law and raised the ceiling on individual shareholdings from 7% to 15%. Accordingly our articles of incorporation had provided for an individual shareholding limit of 15%. However, with the completion of the disposition of the Government’s ownership interest in us in May 2002, the Privatization Law ceased to apply to us after the general shareholders’ meeting held in August 2002 and such ceiling on individual shareholding specified in the articles of incorporation has been eliminated. See “Additional Information—Articles of Incorporation—Limitation on Shareholding”.

Relationship with the Government

Government as Shareholder

Before 1993, the Government owned all of our shares. Since 1993, the Government has gradually reduced its ownership and completed the disposition of its ownership interest in us in May 2002.

See “—Privatization”.

Government as Regulator

Under Korean law, the Government, primarily through the Ministry of Information and Communication, has authority to regulate all aspects of our activities. Currently, our telecommunications rates for local telephone service are subject to Ministry of Information and Communication’s approval. See “—Regulation”. The form of our standard agreement for providing local network service and each of our agreements for interconnection with other service providers are also subject to the Ministry of Information and Communication’s approval. In addition, we are required to furnish reports relating to our business and affairs to the Ministry of Information and Communication and from time to time consult with Ministry of Information and Communication officials on these matters. See “—Regulation”.

Government as Customer

The Government purchases services from us on an arm’s-length basis. The rates charged to the Government for our services are the same as those charged to the public.

Contributions to Government

We make contributions to the Ministry of Information and Communication, primarily to its Information and Telecommunication Improvement Fund. Our contributions amounted to Won 107 billion in 2000, Won 95 billion in 2001 and Won 68 billion in 2002. See Note 33 of Notes to Consolidated Financial Statements.

Privatization

Since 1988, the Government has sold shares of a number of Government-owned companies to promote the efficiency of these companies. Examples include the privatization of POSCO completed in 2000 and the partial privatization of Korea Electric Power Corporation in 1989, 1999 and 2000. In keeping with its privatization plans, the Government has gradually reduced its ownership interest in us since 1993 and completed the disposition of all of its equity interest in us in May 2002.

The following table shows the dates, the number of shares sold in each series of share sales by the Government:

Number of Shares Sold
November 9, 1993(1)	5,723,470
April 19, 1994	14,283,020
November 10, 1994(2)	8,752,480
October 14, 1996	152,000
November 12, 1996(3)	3,648,800
November 29, 1996	9,565,440
December 12, 1996(4)	6,920,000
May 28, 1999	20,813,311
February 20, 2001	3,330,640
July 2, 2001	55,502,161
January 4, 2002(5)	36,770,183
May 23 and 24, 2002(6)	70,859,544

(1)	Not including 5,7 58,200 shares and 17,309,330 shares sold to our employee stock ownership association and the National Pension Corporation.
(2)	Not including 5,760,000 shares sold to our employee stock ownership association.
(3)	Not including 3,324,000 shares sold to our employee stock ownership association.
(4)	Not including 1,730,000 shares sold to our employee stock ownership association.
(5)	We purchased these shares from the Government as treasury shares, of which 27,404,193 shares have been reserved in connection with our convertible notes offering to foreign investors in January 2002.
(6)	Not including 17,714,885 shares sold to our employee stock ownership association. The Government sold 33,618,983 shares to domestic strategic investors, 6,931,690 shares to institutional investors and 6,784,479 shares to individual investors in the May 2002 domestic public offering. In addition, we purchased 23,524,392 shares from the Government as treasury shares in connection with our domestic convertible bond offering in May 2002.

Under the Korea Telecom Act and the Government-Invested Enterprises Management Basic Act the Government had a greater control over our business and affairs. Effective October 1, 1997, the Korea Telecom Act was repealed and the Government-Invested Enterprises Management Basic Act became inapplicable to us. As a result, we became a corporation (chusik hoesa) under the Commercial Code, and our corporate organization and shareholders’ rights were governed by the Privatization Law and the Commercial Code. Among other things, we began to exercise greater autonomy in setting our annual budget and making investments within the telecommunications industry, and our directors, who used to be appointed by the Government under the Korea Telecom Act, are now elected by our shareholders. See “Directors, Senior Management and Employees”. With the completion of disposition of the Government’s ownership interest in us in May 2002, the Privatization Law ceased to apply to us after the general shareholders’ meeting in August 2002.

Strategic Investments

As part of the privatization plan, we entered into a business corporation agreement and a co-branded portal service agreement with Microsoft Corporation on January 3, 2002, pursuant to which we will jointly develop and deploy products, services and systems for our internal use and for distribution to our customers. Microsoft purchased US$500 million aggregate principal amount of our 4.30% bonds due 2005 with warrants to purchase 9,270,200 shares of our shares at an initial exercise price of Won 69,416 per share. We believe that such an investment will help to enhance management and operational efficiencies and provide us with, among other things, access to new technology and access to opportunities in new growth businesses. Microsoft Corporation and we are currently involved in several projects, including development of enhanced Internet telephone and messenger services, digital video-on-demand services and a new operating support system.

As part of the privatization plan, the Government allocated 15.0% of our issued common shares to domestic strategic investors in its May 2002 public offering. SK Telecom, the largest provider of mobile telecommunications services in Korea, purchased 29,808,333 shares, or a 9.6% interest, and LG Electronics and a consortium led by Daelim Industrial purchased 2,360,018 shares (0.8% interest) and 1,450,632 shares (0.5% interest), respectively. SK Telecom, LG Electronics and Daelim Industrial also purchased convertible bonds which may be convertible into 5,589,663 shares (1.8% interest), 4,720,035 shares (1.5% interest) and 2,901,263 shares (0.9% interest), respectively. SK Telecom and we agreed to an equity swap on December 20, 2002, under which each company agreed to sell to the other all of the equity ownership in the other. Accordingly, on December 30, 2002 and January 10, 2003, we exchanged an aggregate of 8,266,923 shares of SK Telecom, or a 9.3% interest in SK Telecom, for an aggregate of 29,808,333 of our shares previously owned by SK Telecom plus Won 335 billion in cash. As a result of the stock swap transactions with SK Telecom, SK Telecom no longer owns any interest in us.

Customers and Customer Billing

We charge residential subscribers and business subscribers the same rates for services provided. We bill all of our customers on a monthly basis. Our customers may make payment at either payment points such as local post offices, banks or our service offices, through a direct-debit service that automatically deducts the monthly payment from a subscriber’s designated bank account, or through a direct-charge service that automatically charges the monthly payment to a subscriber’s designated credit card account. In Seoul, approximately half of our subscribers pay through the direct-debit service. Subscribers who incur charges in an amount greater than the amount deposited at initial installation receive a notice of payment from us and if such charges are not paid after the notice, we cease to provide outgoing service to such subscribers after a period of time determined by, among other things, their credit history. If charges are still not paid after outgoing service is cut off, we cease all services to such subscribers after a period of time determined by the head of our relevant regional office. After service is ceased, we transfer the account to a collection agency and the overdue charges that are not collected by the collection agency are written off.

To support business subscribers and meet their increasing demand for data communications services, we have initiated an on-site service system. Under this system, business subscribers have access to an account manager who has the capability to market new products and services tailored to the needs of the business subscribers and provide systems management consulting and technical assistance.

Insurance

We carry insurance against loss or damage to all significant buildings and automobiles. Except for our insurance coverage of our two satellites, we do not carry insurance covering losses to outside plant or to equipment because we believe the cost of such insurance is excessive and the risk of material loss or damage is insignificant. We do not have any provisions or reserves against such loss or damage.

We provide co-location and a variety of value-added services including web- and server-hosting and application-hosting services to a number of corporations whose business largely depends on critical data operated on our servers or on their servers located at our data centers. Any disruptions, interruptions, physical or electronic data loss, delays or slow down in communication connections could expose us to potential liabilities for losses relating to the disrupted businesses of our customers relying on our services.

Property, Plant and Equipment

Our principal fixed asset is our integrated telecommunications network that consists of exchanges and transmission equipment, access lines, backbone network, and PCS network of KT Freetel. In addition, we own buildings and real estate.

Our fixed-line equipment vendors include well-known international and local suppliers such as Samsung Electronics, Cisco, LG Electronics and Lucent Technologies. Our major mobile equipment suppliers are Samsung Electronics, LG Electronics and Lucent Technologies.

Exchanges and Transmission Equipment

Exchanges include local exchanges and “toll” exchanges that connect local exchanges to long-distance transmission facilities. The following table shows the number and percentages of lines connected to different types of our exchange equipment at December 31, 2002.

	Local Exchanges		Toll Exchanges
	Number of lines	% of lines	Number of lines	% of lines
	(in thousands)
Electromechanical switches	1,927	7.6%	0	0.0%
Digital switches	23,177	92.4	2,127	100.0

Total	25,104	100.0%	2,127	100.0%

All of our exchanges are fully automatic. We completed replacement of all electromechanical analog exchanges with digital exchanges on June 9, 2003 in order to provide higher speed and larger volume services.

Access Lines

As of December 31, 2002, we have 25.1 million access lines installed, which allow us to reach virtually all homes and businesses in Korea. As part of our broadband deployment strategy, we have upgraded many of our access lines by equipping them with broadband capability using ADSL and VDSL technology. As of December 31, 2002, we had approximately 6.7 million broadband lines that enable us to deliver high-speed Internet access and multimedia content to our customers.

Domestic Backbone

Our domestic fiber network consists of 122,243 kilometers of fiber. Our network is based on a synchronous digital hierarchy (SDH) architecture, which allows for instantaneous re-routing and reduced downtime in the event of a fiber cut. In addition, SDH offers better reliability and performance for optical fiber transmission at a lower operating cost. In certain parts of our SDH network we have installed dense wavelength division multiplexing (DWDM) equipment. DWDM technology allows the combination of data from multiple signals on an optical fiber by carrying each signal on a separate wavelength, and hence substantially improving bandwidth efficiency.

Our extensive domestic long-distance network is supplemented by our fully digital domestic microwave network, which consists of 62 relay sites and 7 satellite earth stations.

International Long-Distance Network

Our international long-distance network infrastructure consists of both submarine cables and satellite transmission systems, which link our national network directly to 111 telecommunications service providers in 76 international destinations.

International calls are routed between Korea and international destinations through our four international switching centers, two of which are located in Seoul, while the other two are located in Daejun and Pusan. Each center had four international gateway switches with a combined simultaneous call capacity of 51,330 as of December 31, 2002.

In order to supplement the capacity of our cable and microwave networks and enhance our domestic long-distance and broadcasting services, we operate two telecommunications satellites, Koreasat II and III, launched in 1996 and 1999, respectively. The two satellites are due to reach the end of their normal operational lives in 2007 and 2015, respectively. We are planning to launch Koreasat V in May 2006 to replace Koreasat II. Koreasat V will be a telecommunication satellite with 24 transponders and an expected useful life of approximately 15 years. See “—Other Telecommunications Services”.

Personal Communication Services (PCS) Networks

Our PCS network architecture includes the following components:

•	cell sites, which are physical locations equipped with base transceiver stations consisting of transmitters, receivers and other equipment used to communicate through radio channels with subscribers’ mobile telephone handsets within the range of a cell;

•	base station controllers, which connect to, and control, the base transceiver station within each cell site;

•	mobile switching centers, which in turn control the base station controllers and the routing of telephone calls; and

•	transmission lines, which connect the mobile switching centers, base station controllers, base transceiver stations and the public switched telephone network.

The following table lists selected information regarding PCS networks of KT Freetel as of December 31, 2002.

Mobile switching centers	51
Base station controllers	425
Base transceiver stations	9,899
Indoor and outdoor repeaters	112,971
Total capacity (millions)	13.1
Population coverage of 2.0 generation network	98%
Population coverage of 2.5 generation network	85%

Through our consolidated subsidiary KT Freetel, we have 20 MHz of bandwidth in the 1,800 MHz spectrum to provide PCS services based on CDMA wireless network standards. We also have another 20 MHz of bandwidth in the 2,000 MHz spectrum to provide IMT-2000 services based on W-CDMA wireless network standards. We have also installed an intelligent network on our mobile network infrastructure to enable us to provide a wide range of advanced call features and value-added services.

We have been upgrading our digital networks to provide 2.5 generation multimedia services. Toward this effort, we have installed 2,413 IS-95C base transceiver stations as of December 31, 2002. Starting in February 2002, we have also installed 1,217 EV-DO base transceiver stations as of December 31, 2002, and we expect to install an additional 957 EV-DO base transceiver stations in 2003. We launched our 2.5 generation services in May 2001 and currently have population coverage of 85%.

International Submarine Cable Networks

International long-distance traffic is handled by telecommunications satellites and submarine cables. Because of the high cost of laying a submarine cable, the usual practice is for multiple carriers to jointly commission a new cable and share the costs and the capacity.

We own interests in several international fiber optic submarine cable networks, including:

•	a 18.3% interest in the 4,587-kilometer H-J-K fiber optic submarine cable network connecting Korea, Japan and Hong Kong, completed in May 1990;

•	a 20.9% interest in the 1,762-kilometer R-J-K fiber optic submarine cable network connecting Korea, Japan and Russia, completed in January 1995;

•	a 38.9% interest in the 549-kilometer C-K-C fiber optic submarine cable network connecting Korea with China, completed in January 1996;

•	a 4.4% interest in the 12,083-kilometer Asia Pacific Cable Network connecting Korea, Japan and Hong Kong with six Southeast Asian countries and Australia, completed in January 1997;

•	a 1.5% interest in the 29,000-kilometer Fiber Optic Link Around the Globe network connecting Korea, Southeast Asia, the Middle East and Europe, completed in April 1997;

•	a 2.3% interest in the 39,000-kilometer Southeast Asia-Middle East-Western Europe 3 Cable Network linking 34 countries, completed in December 1999;

•	a 6.3% interest in the 30,444-kilometer China-U.S. Cable Network linking Korea, China, Japan, Taiwan and the United States, completed in January 2000;

•	a 3.4% interest in the 19,000-kilometer Asia Pacific Cable Network 2 connecting Korea, China, Japan, Taiwan, Hong Kong, Philippines, Singapore and Malaysia, to be completed in September 2001; and

•	a 20.0% interest in the 500-kilometer Korea-Japan Cable Network linking Korea and Japan, completed in March 2002.

We have also invested in 24 other international fiber optic submarine cables around the world.

Item 5.    Operating and Financial Review and Prospects

We are an integrated provider of telecommunications services. Our principal services include fixed-line telephone services, interconnection services to other telecommunications companies, business and data communications services including broadband Internet access service and leased-line service, and mobile telecommunications services through our consolidated subsidiaries. The principal factors affecting our revenues from these services have been our rates for, and the volume of usage of, these services, as well as the number of subscribers.

Trend Information

A number of developments have had and may have in the future a material impact on our results of operations, financial condition and capital expenditures. These developments include:

•	increasing demand for enhanced broadband Internet access service;

•	developing IMT-2000 services;

•	stock swap transactions with SK Telecom;

•	acquisition of a controlling interest in KT M.com and merger into KT Freetel;

•	a change in the rate structure for land-to-mobile interconnection;

•	changes in the rate structure for local, domestic long-distance and international long-distance telephone services;

•	changes in the telephone installation charge system that have resulted and will continue to result in our having to make refunds of deposits;

•	a change in the telephone tax system; and

•	voluntary early retirement programs and changes in severance and retirement benefits.

As a result of these changes, our financial results in the past may not be indicative of future results or trends in those results.

One of the major factors contributing to our historical performance was the growth of the Korean economy, and our future performance will depend at least in part on the Republic’s general economic growth and prospects. For a description of recent developments that have had and may continue to have an adverse effect on our results of operations and financial condition, see “Key Information—Risk Factors—Adverse economic and financial developments in Korea recently had and may in the future have an adverse effect on our results of operations, financial condition and the price of the shares of our common stock and American Depositary Shares”.

Increasing Demand for Enhanced Broadband Internet Access Service

We have experienced a sharp increase in demand for our broadband Internet access services during the past several years. As of December 31, 2002, we had 4.9 million subscribers of broadband Internet access services, representing a market share of 47.3% of the broadband Internet access market in Korea. We have budgeted approximately Won 458 billion in capital expenditures for broadband Internet access service in 2003. A significant portion of this amount will be used to purchase equipment that needs to be installed to expand our network and increase the transmission speed. If demand for enhanced Internet access service increases more than our current estimates, we may need to incur additional capital expenditures to meet our customers’ needs.

Developing IMT-2000 Services

We acquired the right to purchase one of three licenses to provide IMT-2000 services on December 15, 2000, as a member of a consortium of companies including KT Corporation and KT Freetel. In March 2001,

KT ICOM, a company created by the consortium to offer IMT-2000 services, paid half of the Won 1.3 trillion license fee payable to the Ministry of Information and Communication. KT ICOM merged into KT Freetel on March 6, 2003 in a stock-for-stock transaction. KT Freetel will pay the remaining Won 650 billion over a period of five years starting in 2007. KT Freetel will pay Won 90 billion in 2007, Won 110 billion in 2008, Won 130 billion in 2009, Won 150 billion in 2010 and Won 170 billion in 2011. The Ministry of Information and Communication will also charge interest rates of three-year Government bonds minus 0.75% on these amounts until they are paid. We expect KT Freetel to leverage our existing network and technology to minimize its capital expenditures and other costs related to developing IMT-2000 services. However, we believe KT Freetel will require significant amounts of research and development and capital expenditures to build out its IMT-2000 network, and we estimate that KT Freetel’s capital expenditures related to IMT-2000 will be approximately Won 134 billion in 2003.

Stock Swap Transactions with SK Telecom

SK Telecom and we agreed to an equity swap on December 20, 2002, under which each company agreed to sell to the other all of the equity ownership in the other. Accordingly, on December 30, 2002 and January 10, 2003, we exchanged an aggregate of 8,266,923 shares of SK Telecom, or a 9.3% interest in SK Telecom, for an aggregate of 29,808,333 of our shares previously owned by SK Telecom plus Won 335 billion in cash. As a result of the stock swap transactions with SK Telecom, we no longer own any interest in SK Telecom. We recognized a gain on disposition of investment securities in the amount of Won 908 billion in 2002 and Won 775 billion in 2003.

Acquisition of a Controlling Interest in KT M.com and Merger into KT Freetel

In July and October 2000, we acquired a 47.9% interest in Hansol M.com, a PCS mobile service provider which was renamed KT M.com. We acquired this interest from major shareholders of Hansol M.com to whom we paid Won 513 billion and US$200 million in cash, issued promissory notes in the amount of Won 737 billion with a maturity of one year and transferred 2,943,627 shares of SK Telecom that we own. We paid the cash portion of the purchase price with cash on hand and with short-term debt financing. We prepaid Won 655 billion of the issued promissory notes by the end of 2000 and the remainder in the first half of 2001 using the proceeds of short-term debt financing with lower interest rates. As a result of our acquisition, KT M.com’s balance sheet and statement of income as of and for the six months ended December 31, 2000 are included in our consolidated financial statements prepared under Korean GAAP. See Note 2(a) of Notes to Consolidated Financial Statements. KT M.com merged into KT Freetel on May 1, 2001 in a stock-for-stock transaction, which increased our interest in KT Freetel to 40.9%. We currently own a 44.7 % effective interest in KT Freetel.

A Change in the Rate Structure for Land-to-mobile Interconnection

On April 2, 2002, the Ministry of Information and Communication issued an order revising the interconnection charge calculation method applicable beginning January 2002. On April 25, 2002, the Ministry of Information and Communication issued another order lowering the base usage charge collected from a landline user for a call initiated by a landline user to a mobile service subscriber. As a result, the base usage charge per ten seconds collected from a landline user for a call initiated by a landline user to a mobile service subscriber decreased from Won 19.0 in 2001 to Won 15.6 in 2002 and 2003. The interconnection charge we pay per minute (exclusive of value-added taxes) to SK Telecom, KT Freetel and LG Telecom decreased from Won 63.6, Won 65.7 and
Won 65.7 in 2001 to Won 45.7, Won 53.5 and Won 59.0 in 2002, respectively. These rates further decreased to Won 41.0, Won 48.0 and Won 52.9 in 2003. We expect these changes in the rate structure to have a negative impact on our land-to-mobile interconnection revenues and profits. Revenues from land-to-mobile interconnection accounted for 13.1% of our operating revenues in 2002, compared to 16.9% in 2001. See “Information on the Company—Revenues and Rates—Interconnection”.

Changes in the Rate Structure for Local, Domestic Long-distance and International Long-distance Telephone Services

On April 15, 2001, with the approval from the Ministry of Information and Communication, we changed the rate structure for our local telephone service which applies to all our customers. We lowered usage charges from

Won 45 per pulse (generally three minutes) to Won 39 per pulse while increasing the basic monthly charge from the previous range of Won 1,500 to Won 4,000 to the new range of Won 2,500 to Won 5,200, depending on location. We expect such adjustment in the rate structure to have a positive effect on our financial condition by increasing the portion of fixed income and stabilizing our cash flow. In addition, because the growing use of mobile telecommunications services has decreased the usage of our fixed-line telephone services, we believe we will be able to maximize our revenues from fixed-line telephone services by adjusting the rate structure so as to increase our basic monthly charges. Revenues from local telephone service accounted for 17.7% of our operating revenues in 2002, compared to 17.2% in 2001. See “Information on the Company—Revenues and Rates—Fixed-line Telephone Services”.

From September 10, 2002 to December 9, 2002, with the approval from the Ministry of Information and Communication, we also offered an optional flat rate plan for our fixed-line telephone service subscribers who had been our customers since August 1, 2001. Under the optional plan, a subscriber who elected to pay the monthly average of local and domestic long-distance usage amounts previously paid by such subscriber from August 1, 2001 to July 31, 2002 plus an extra charge of Won 1,000 to Won 5,000 each month (depending on average usage amount) is able to make unlimited minutes of local and domestic long-distance calls for up to 12 months from the election date. The optional flat rate plan is not renewable, unless we obtain an approval from the Ministry of Information and Communication. As long as our existing customers who have elected the optional flat rate plan do not discontinue our domestic long-distance service, we expect such optional flat rate plan to have a positive effect on our financial condition by increasing the portion of fixed income and stabilizing our cash flow. See “Information on the Company—Revenues and Rates—Domestic Long-distance Telephone Service.”

Starting March 10, 2003, we changed the rate structure for our international long-distance telephone service. We lowered our international long-distance rates applicable to most countries while decreasing the discounted hours during weekdays from 12 hours to 6 hours and on Saturdays from 16 hours to 6 hours and the discount rates applicable during these hours from 30% to 10%. Our normal rates for international long-distance calls to the United States, Japan and China decreased by 60%, 18% and 22%, respectively. We expect such adjustment in the rate structure to have a negative effect on our revenues from international long-distance service. Revenues from international long-distance service accounted for 3.3% of our operating revenues in 2002. See “Information on the Company—Revenues and Rates—International Long-distance Service.

Changes in the Telephone Installation Charge System

In September 1998, with the approval of the Ministry of Information and Communication, we implemented an alternative telephone installation charge system that allowed our new and existing customers to choose between a pre-existing plan and a second plan for telephone service. Under the pre-existing plan, a customer paid a basic monthly charge and was also required to post a non-interest-bearing refundable telephone installation deposit ranging from Won 122,000 to Won 242,000, depending on the size of the local calling area in which the phone was installed, and a non-refundable installation fee of Won 8,000. The deposit was required to be refunded upon termination of service. Under the second plan, customers paid a Won 100,000 non-refundable installation fee instead of the refundable telephone installation deposit and paid a higher basic monthly charge. When customers switched from the pre-existing plan to the second plan, we refunded the telephone installation deposit (less Won 92,000, reflecting the Won 100,000 non-refundable installation fee under the second plan minus the Won 8,000 non-refundable installation fee paid under the pre-existing plan) to these customers.

Starting on April 15, 2001, we implemented a new telephone installation charge system as part of our adjustment in the rate structure for local telephone services described above. New customers who did not previously subscribe to our local services no longer have the option to choose the pre-existing plan and must pay a Won 60,000 non-refundable installation fee (including value added tax). Our existing customers who are enrolled in the pre-existing plan may switch to the new plan and receive the telephone installation deposit (less Won 52,000, reflecting the Won 60,000 non-refundable installation fee under the new plan minus the
Won 8,000

non-refundable installation fee paid under the pre-existing plan). Our existing customers who enrolled under the second plan cannot switch to the new plan. These telephone installation fees are recognized as revenues. See “Information on the Company—Revenues and Rates—Fixed-line Telephone Services”.

The non-refundable installation fees and higher monthly charges payable by our customers under the revised plans have partially offset the amount of the refunds, but the refunds have increased our reliance on short-term and long-term debt for our working capital and other capital requirements.

A Change in Accounting Estimate in 2001

We amortized goodwill from the KTM.com acquisition of July 26, 2000 on a straight-line basis over five years through December 31, 2000. Effective January 1, 2001, as permitted under Korean GAAP and to present and amortize the goodwill amount in a more appropriate manner, we classified this goodwill into two components of subscriber base and other, and revised their useful lives to four and ten years, respectively. The effect of this change reduced the goodwill amortization by Won 108 billion in 2001. See Note 2(a) of Notes to Consolidated Financial Statements.

A Change in the Telephone Tax System

In December 2000, the Government ruled that Korean fixed-line telecommunications service providers, which include ourselves, are eligible for a refund of the 10% value added tax assessed based on capital and other applicable expenditures incurred on or after September 1, 2001. Prior to that date, the value added tax we paid to Korean tax authorities was non-refundable.

Effective starting September 1, 2001, the National Assembly abolished the telephone excise tax charged to our customers as part of their monthly service charges. However, starting September 1, 2001, we are charging our customers a 10% value added tax.

Taxes we collect from our customers are remitted by us to the Korean tax authorities. We also record revenues in our financial statements net of such taxes. Effective from September 1, 2001, value added tax we collect from our customers can be offset against value added tax refundable to us by the Korean tax authorities. The total amount of value added tax refunded to us by the Korean tax authorities was Won 50 billion in 2001 and Won 123 billion in 2002.

Employee Reductions and Changes in Severance and Retirement Benefits

In 2000, we reduced our workforce by 1,429 employees under a voluntary early retirement program. The aggregate amount of retirement and severance benefits paid in connection with the 2000 program was approximately Won 71 billion (including Won 9 billion of normal retirement and severance benefits). In 2001, we implemented another voluntary early retirement program under which a total of 1,389 employees retired. The aggregate amount of retirement and severance benefits paid in connection with our 2001 program was approximately Won 87 billion (including Won 13 billion of normal retirement and severance benefits). In 2002, we implemented another voluntary retirement program under which a total of 166 employees retired. The aggregate amount of retirement and severance benefits paid in connection with the 2002 program was approximately Won 19 billion (including Won 3 billion of normal retirement and severance benefits). See “Directors, Senior Management and Employees”.

We pay a lump-sum retirement and severance benefit to employees who have been employed by us for more than one year when they leave. In 1999 we changed the method of calculating retirement and severance benefits with the consent of our employees’ labor union in order to reduce retirement and severance expenses. Prior to July 1, 1999, employees received more than one month’s salary and wages for each year of service. Starting July 1, 1999, employees receive only one month’s salary and wages for each year of employment. The amount that would have been payable to our employees using the previous method if they had all retired on
June 30,

1999 was Won 2,389 billion. We decided to pay the entire amount, together with applicable interest on such amount, to our employees during 2000 and the first half of 2001 as an interim settlement of their retirement and severance benefits. We paid
Won 1,741 billion in 2000 and Won 745 billion in 2001 (including accrued interest). Of these amounts, Won 115 billion in 2000 and
Won 1 billion in 2001 were paid from funds previously deposited with insurance companies.

Critical Accounting Policies

The following discussion and analysis is based on our consolidated financial statements, which have been prepared in accordance with Korean GAAP. Korean GAAP varies in certain material respects from accounting principles generally accepted in the United States of America. We have summarized these differences and their effect on our stockholders’ equity as of December 31, 2001 and 2002 and the results of our operations for each of the years in the three-year period ended December 31, 2002, in Note 37 of Notes to Consolidated Financial Statements.

The preparation of financial statements in conformity with Korean GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and revenues and expenses during the years reported. We based our estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying amounts of assets and liabilities that are not readily apparent from other sources. On an on-going basis, management evaluates its estimates. Actual results may differ from those estimates under different assumptions and conditions.

The fundamental objective of financial reporting is to provide useful information that allows a reader to comprehend our business activities. To aid in that understanding, our management has identified “critical accounting policies”. These policies have the potential to have a more significant impact on our financial statements, either because of the significance of the financial statement item to which they relate, or because they require judgment and estimation due to the uncertainty involved in measuring, at a specific point in time, events which are continuous in nature.

These critical accounting policies include:

•	Revenue recognition;

•	Allowances for doubtful accounts;

•	Useful lives and impairment of long lived assets including fixed assets and goodwill arising from acquisitions;

•	Investments; and

•	Income taxes

Revenue Recognition

We only record revenue for transactions that are considered to be part of our central, ongoing operations. Revenues are recorded when earned as described in Note 2(t) of Notes to Consolidated Financial Statements. We recognize local and long distance voice and data services revenue based upon minutes of traffic processed or contracted fee schedules including sales of prepaid calling cards. Installation revenue received from non-refundable fees are recognized in the period the installation services are provided. We recognize other products and service revenues when the products are delivered and accepted by customers and when services are provided in accordance with contract terms. For contracts where we provide customers with a right to use network capacity, we recognize revenue ratably over the stated life of the agreement.

Allowances for doubtful accounts

We maintain allowances for doubtful accounts for estimated losses which result from the inability of our customers to make required payments. We base our allowances on the likelihood of recoverability of accounts receivable based on past experience and taking into account current collection trends that are expected to continue. If economic or specific industry trends worsen beyond our estimates, we would increase our allowances for doubtful accounts by recording additional expense. See Note 2(d) of Notes to Consolidated Financial Statements.

Useful lives and impairment of long lived assets including fixed assets and goodwill arising from acquisitions

Property, plant and equipment and intangible assets are depreciated and amortized based on the lives disclosed in Note 2 of Notes to Consolidated Financial Statements. Generally, the useful lives are estimated at the time the asset is acquired and are based on historical experience with similar assets as well as taking into account anticipated technological or other changes. In certain cases and as permitted under Korean GAAP, those lives used for accounting purpose are different from the estimated economic lives of the related asset. In addition, the estimated lives of certain other assets, including underground access to cable tunnels, concrete and steel telephone poles are based on rates established by a ruling by the Korean National Tax Service (which is also applicable under Korean GAAP).

If technological changes were to occur more rapidly than anticipated or in a different form than anticipated, the useful lives assigned to these assets may need to be shortened, resulting in the recognition of increased depreciation and amortization expense in future periods. Alternatively, these types of technological changes could result in the recognition of an impairment charge to reflect the write-down in value of the asset. We review these types of assets for impairment annually, or when events or circumstances indicate that the carrying amount may not be recoverable over the remaining lives of the assets. In assessing impairments, we use cash flows which take into account management’s estimates of future operations.

Investments

We hold investments in other companies that we account for under either the cost method or equity method of accounting. Certain of these companies are publicly traded and have volatile share prices; however, some of these companies are not publicly traded and therefore the value may be difficult to determine.

For investments in companies, both publicly traded and not publicly traded, that are under our significant influence, we utilize the equity method of accounting. Significant influence is generally deemed to exist if we can exercise significant influence over the operating and financial policies of an investee. The ability to exercise that influence may be indicated in several ways, such as our representation on its board of directors, our participating in its policy making process, material transactions with the investee, interchange of managerial personnel, or technological dependency. Also, if we own directly or indirectly 20% or more of the voting stock of an investee and the investee is not required to be consolidated, we generally presume that the investee is under significant influence. Under Korean GAAP, we are required to consolidate majority owned investments and investments in which we own more than 30% and are the largest shareholder. Under the equity method of accounting, our initial investment is recorded at cost and is subsequently increased to reflect our share of the investee income and reduced to reflect our share of the investee losses or dividends received. Any excess in our acquisition cost over our share of the investee’s net assets is generally recorded as goodwill or other intangibles and amortized by the straight line method over the estimated useful life. As described above, when events or circumstances indicate that the carrying amount may not be recoverable, we review goodwill for impairment.

Under the equity method of accounting, we do not record our shares of losses of an affiliate or a subsidiary which is not consolidated when such losses would make our investment in such entity less than zero unless we have guaranteed obligations of the investee or is otherwise committed to provide further financial support.

Our investments in publicly traded companies that are not under our significant influence are recorded at fair value with the difference between fair value and acquisition cost included in stockholders’ equity as a capital adjustment. We record an investment impairment charge on these investments when we believe a decline in the investment value is other than temporary. When determining an other than temporary decline, we consider, among other items, the length of time the trading price has been below our carrying amount, the financial condition of the investee company, including the industry in which it operates, and our ability or intent to retain the investment. If the financial condition of the investee company or the industry in which it operates were to be materially different than our expectation, we would record an expense to reflect the other than temporary decline in value of the investment.

For investments that are accounted for under the cost method that are not publicly traded, our investments are carried at acquisition cost. If our portion of the net book value of the investment declines significantly compared to our acquisition costs and it is not expected to recover, we record a loss for the difference.

Income Taxes

We record deferred tax assets and liabilities using enacted tax rates for the effect of temporary differences between the book and tax bases of assets and liabilities. If enacted tax rates changed, we would adjust our deferred tax assets and liabilities, through the provision for income taxes in the period of change, to reflect the enacted tax rate expected to be in effect when the deferred tax items reverse. We record a valuation allowance on deferred tax assets to reflect the expected future tax benefits to be realized. In determining the appropriate valuation allowance, we take into account the level of expected future taxable income and available tax planning strategies. If future taxable income was lower than expected or if expected tax planning strategies were not available as anticipated, we may record additional valuation allowance through income tax expense in the period such determination was made.

Operating Results

In recent years we have been deriving an increasing portion of our operating revenues from business and data communications services (including broadband Internet access and leased-line services), PCS service, land-to-mobile interconnection and other telecommunications services. Revenues from these businesses have risen from 65.9% of our total operating revenues in 2000 to 71.0% in 2002. Historically, our revenues were derived principally from fixed-line telephone services, which consist of local, domestic long-distance and international long-distance services.

The principal factors affecting our operating revenues from these services have been our rates for, and the volume of, usage of these services. For information on rates we charge for telephone services, see “Information on the Company—Revenues and Rates”.

The following table shows, for each of the years in the three-year period ended December 31, 2002, our operating revenues, expenses and operating income, and each amount as a percentage of total operating revenues.

	Year Ended December 31,
	2000			2001			2002
	(in billions of Won)		(percentage of total operating revenues	(in billions of Won)		(percentage of total operating revenues	(in billions of Won)		(percentage of total operating revenues)
Operating revenues:
Fixed-line telephone services:
Local service	(Won)	2,789	20.6%	(Won)	2,750	17.2%	(Won)	2,897	17.7%
Non-refundable service installation fees		173	1.3		233	1.5		251	1.5
Domestic long-distance service		1,097	8.1		1,046	6.6		1,061	6.5
International long-distance service		553	4.1		535	3.4		534	3.3

Sub-total		4,612	34.1		4,564	28.6		4,743	29.0

Land-to-mobile interconnection		2,826	20.9		2,698	16.9		2,152	13.1
Business and data communications services:
Broadband Internet access service		253	1.9		1,116	7.0		1,572	9.6
Leased-line service		1,053	7.8		1,116	7.0		1,054	6.4
Internet-related services		308	2.3		392	2.5		418	2.5
Miscellaneous		494	3.6		260	1.6		208	1.3

Sub-total		2,108	15.6		2,884	18.1		3,252	19.8

PCS service		2,332	17.2		3,735	23.4		4,127	25.2
Sales of goods		927	6.9		1,256	7.9		1,367	8.3
Others:
System and network integration services		89	0.7		199	1.2		258	1.6
Satellite service		67	0.5		101	0.6		124	0.8
Miscellaneous		577	4.3		508	3.2		371	2.2

Sub-total		733	5.4		808	5.1		753	4.6

Total operating revenues		13,538	100.0		15,945	100.0		16,394	100.0

Expenses:
Salaries and related costs		2,906	21.5		2,960	18.6		3,089	18.8
Depreciation and amortization		3,473	25.7		4,010	25.1		3,797	23.2
Other operating and maintenance(1)		6,108	45.1		7,032	44.1		7,170	43.7

Total expenses		12,487	92.2		14,002	87.8		14,056	85.7

Operating income	(Won)	1,051	7.8%	(Won)	1,943	12.2%	(Won)	2,338	14.3

(1)	For a breakdown of other operating and maintenance expenses, see “—Other Operating and Maintenance Expenses”.

We have three reportable operating segments—a wireline communications segment, a PCS services segment and an IMT-2000 services segment. Wireline communications include all services provided to fixed-line customers, including local, domestic long-distance and international long-distance telephone service, interconnection service, and business and data communications services, including broadband Internet access service and leased-line service. The revenues for the PCS services segment include sales of PCS handsets. The IMT-2000 services segment did not record any operating revenue in 2002. Our operations such as submarine cable construction and group telephone management that are provided by some of our consolidated subsidiaries are included in the “Miscellaneous” segment under Note 2(ad) of Notes to Consolidated Financial Statements. The revenues from the “Miscellaneous” segment are included in “Other” in the above table.

Fixed-line Telephone Services

Local Service Revenues.    Local service revenues include basic monthly charges and monthly usage charges from local telephone service and revenues from other value-added services, including local telephone directory assistance, call waiting and caller identification services. In addition, we charge interconnection fees to Hanaro and mobile service providers whenever Hanaro and mobile service providers use our network in providing their local services. Basic monthly charges vary depending on the location of the customer and the telephone installation charge system selected by the customer, and monthly usage charges are based on the number of call pulses. All lines in service are subject to measured service under which call pulses are a function of the number of calls made, each call’s duration and the time of day at which each call is made. Revenues from local calls placed from public telephones are also included in local service revenues. Until 2002, when a new rate structure was implemented, revenues from local service had decreased in recent years and accounted for a smaller portion of our total operating revenues, decreasing from 20.6% of our total operating revenues in 2000 to 17.2% in 2001, before increasing to 17.7% in 2002.

Service revenues from local service vary principally depending on the number of lines in service, the number of new lines placed in service, rates and the volume of calls.

In 2001, we had local service revenues of Won 2,750 billion, representing a decrease of 1.4% compared to 2000 local service revenues of Won 2,789 billion. The decrease in local service revenues in 2001 was due principally to the continued increase in usage of mobile telephone services and the Internet, which caused a 16.2% decrease in the number of local call pulses, and a decrease in the local usage charge per pulse from Won 45 to Won 39 starting April 15, 2001, which more than offset the effect of a 1.7% increase in lines in service as of December 31, 2001 compared to December 31, 2000.

In 2002, we had local service revenues of Won 2,897 billion, representing an increase of 5.3% compared to 2001 local service revenues of Won 2,750 billion. The increase in local service revenues in 2002 was due principally to a change in the rate structure for our local telephone service and the implementation of our optional flat rate plan, which had a positive effect on our financial condition by increasing the portion of fixed income and stabilizing our cash flow, and a 2.0% increase in lines in service as of December 31, 2002 compared to December 31, 2001. See “—Trend Information—Change in the Rate Structure for Local Telephone Service”. These effects more than offset the effect of a 13.3% decrease in the number of local call pulses in 2002 compared to 2001 which were attributable principally to the continued increase in usage of mobile telephone services and the Internet.

Non-refundable Service Installation Fee.    Prior to April 15, 2001, we recognized as revenue the non-refundable service installation fee paid by customers who had chosen an alternative plan instead of the pre-existing plan. Starting on April 15, 2001, we implemented a new telephone installation charge system, pursuant to which new customers who did not previously subscribe to our local service no longer have the option to choose the pre-existing plan and must pay a Won 60,000 non-refundable installation fee. We also recognize such non-refundable installation fee as revenue. See “Information on the Company—Revenues and Rates—Fixed-line Telephone Services”. We recognized as revenue Won 173 billion in non-refundable service installation fees in 2000, Won 233 billion in 2001 and Won 251 billion in 2002.

Domestic Long-distance Revenues.    Service revenues from domestic long-distance service depend on rates, the number of call minutes, and the distance and the time of day each call is made. In addition, we charge interconnection fees to DACOM, Onse, mobile service providers and voice resellers whenever they use our network in providing their domestic long-distance services. Domestic long-distance revenues include revenues from domestic long-distance calls placed from public telephones. Revenues from domestic long-distance service have decreased in recent years and are accounting for a smaller portion of our total operating revenues, decreasing from 8.1% of our total operating revenues in 2000 to 6.5% in 2002.

In 2001, we had domestic long-distance revenues of Won 1,046 billion, representing a decrease of 4.6% from 2000 domestic long-distance revenues. A 3.4% decrease in the number of call minutes in 2001 compared to 2000 was the principal reason for this decrease in domestic long-distance service revenues. The decrease in call minutes was due primarily to the substitution effect of increased mobile telephone and Internet usage.

In 2002, we had domestic long-distance revenues of Won 1,061 billion, representing an increase of 1.4% from 2001 domestic long-distance revenues. The increase in domestic long-distance revenues in 2002 was due principally to the implementation of our optional flat rate plan, which more than offset the effect of a 12.7% decrease in the number of domestic long-distance call minutes in 2002 compared to 2001. The decrease in call minutes was due principally to the substitution effect of increased mobile telephone and Internet usage.

International Long-Distance Revenues.    Service revenues from international long-distance service consist of:

•	amounts we bill to our customers for outgoing calls made to foreign countries (including customers who make calls to Korea from foreign countries under our home country direct-dial service);

•	amounts we bill to foreign telecommunications carriers and administrations for connection to the Korean telephone network in respect of incoming calls;

•	amounts we charge to DACOM, Onse, mobile service providers and voice resellers as interconnection fees for using our network in providing their international long-distance services; and

•	other revenues, including revenues from international calls placed from public telephones and international leased lines.

Outgoing calls made by customers in Korea (and by customers from foreign countries under our home country direct service) are billed in accordance with our rate schedule for the country called, which rates vary depending on the time of day when a call is placed. Incoming calls are billed by us to the relevant foreign carrier or administration at the applicable settlement rate specified under the relevant agreement with the foreign entity. International long-distance calls to and from the United States, Japan and China in the aggregate accounted for approximately 63% of our total international long-distance call minutes in 2002. See “Information on the Company—Our Services—Our Telephone Network and Fixed-line Telephone Services—International Long-Distance Service”.

In 2001, we had international long-distance revenues of Won 535 billion, representing a decrease of 3.3% compared to 2000 international long-distance revenues. The decrease was due principally to the decreasing trend in settlement rates with foreign long-distance carriers, which more than offset the 5.6% increase in the number of international long-distance call minutes to and from Korea in 2001 compared to 2000. The increase in the number of international long-distance call minutes was due principally to our increased market share in terms of revenue from 63.6% in 2000 to 67.1% in 2001.

In 2002, we had international long-distance revenues of Won 534 billion, representing a decrease of 0.2% compared to 2001 international long-distance revenues. Our international long-distance revenues remained fairly constant in 2002 as increased competition offset a 4.7% increase in the number of international long-distance call minutes to and from Korea in 2002 compared to 2001.

Land-to-mobile Interconnection Revenues

When a landline user initiates a call to a mobile subscriber, we record the entire amount of the usage charges for these calls in land-to-mobile interconnection revenues and pay an interconnection charge to the relevant mobile service provider. See “Information on the Company—Revenues and Rates—Interconnection”.

In 2001, we had land-to-mobile interconnection revenues of Won 2,698 billion, representing a decrease of 4.5% from 2000 interconnection revenues, primarily due to increased volume of calls between mobile subscribers which had the effect of lowering call volume from landline users to mobile subscribers.

In 2002, we had land-to-mobile interconnection revenues of Won 2,152 billion, representing a decrease of 20.2% from 2001 interconnection revenues, primarily due to a 17.7% decrease in the usage charge which are collected by us as land-to-mobile interconnection fees, Won 19.0 per ten seconds in 2001 to Won 15.6 per ten seconds in 2002, as well as increased volume of calls between mobile subscribers which had the effect of lowering call volume from landline users to mobile subscribers. See “Information on the Company—Revenues and Rates—Interconnection”.

Business and Data Communications Revenues

Traditionally, the largest component of our business and data communications revenues has been our revenues from leased lines, which accounted for 50.0% of our business and data communications revenues in 2000, 38.7% in 2001 and 32.4% in 2002. However, broadband Internet access service is accounting for an increasing portion of our total operating revenues since we began offering the service in 2000 and in 2002 accounted for the largest component of our business and data communications revenues. Broadband Internet access service accounted for 12.0% of our business and data communications revenues in 2000, 38.7% in 2001 and 48.3% in 2002. Internet-related services, which include Internet-related value-added services provided by our Internet data centers, Kornet, enTUM, bizmeka.com and hanmir.com, accounted for 14.6% of our business and data communications revenues in 2000, 13.6% in 2001 and 12.9% in 2002. Miscellaneous services include packet service, participation in construction of national infrastructure network, intergrated services digital network (ISDN) service, electronic document transfer service and modem dial-up service under the brand name 014XY.

In 2001, we had business and data communications revenues of Won 2,884 billion, representing an increase of 36.8% from 2000 business and data communications revenues, primarily due to a substantial increase in our broadband Internet access service subscribers from approximately 1.7 million as of December 31, 2000 to 3.9 million as of December 31, 2001.

Broadband Internet Access Service Revenues.    Broadband Internet access service revenues increased to Won 1,116 billion in 2001 from Won 253 billion in 2000 primarily due to an increase in subscribers.

Leased-line Service Revenues.    Leased-line revenues increased to Won 1,116 billion in 2001 from Won 1,053 billion in 2000, primarily due to a 4.2% increase in the number of domestic leased lines.

Internet-related Service Revenues.    Internet-related service revenues increased to Won 392 billion in 2001 from Won 308 billion in 2000, primarily due to increased revenues from our Internet data centers, Kornet, bizmeka.com and a general increase in usage of our other Internet-related value added services.

Miscellaneous Revenues.    The miscellaneous component of our business and data communications revenues decreased to Won 260 billion in 2001 from Won 494 billion in 2000.

In 2002, we had business and data communications revenues of Won 3,252 billion, representing an increase of 12.8% from 2001 business and data communications revenues, primarily due to a continued increase in our broadband Internet access service subscribers from approximately 3.9 million as of December 31, 2001 to 4.9 million as of December 31, 2002.

Broadband Internet Access Service Revenues.    Broadband Internet access service revenues increased to Won 1,572 billion in 2002 from Won 1,116 billion in 2001 primarily due to an increase in subscribers and the launch of our wireless LAN service in February 2002.

Leased-line Service Revenues.    Leased-line revenues decreased to Won 1,054 billion in 2002 from Won 1,116 billion in 2001, primarily due to a decrease in revenues from Internet service providers utilizing broadband connections instead of leased-lines and increased competition.

Internet-related Service Revenues.    Internet-related service revenues increased to Won 418 billion in 2002 from Won 392 billion in 2001, primarily due to increased revenues from our Internet data centers, Kornet, bizmeka.com and a general increase in usage of our other Internet-related value added services.

Miscellaneous Revenues.    The miscellaneous component of our business and data communications revenues decreased to Won 208 billion in 2002 from Won 260 billion in 2001.

PCS Revenues

KT Freetel, a consolidated subsidiary in which we own a 44.7 % effective interest, provides PCS service. In order to strengthen our mobile telecommunications business, in July and October 2000 we acquired a 47.9% interest in one of the other PCS service providers, Hansol M.com, and renamed the company KT M.com. KT M.com merged into KT Freetel on May 1, 2001.

In 2001, PCS service revenues increased by 60.2% to Won 3,735 billion, and revenues from sales of PCS handsets increased by 35.5% to Won 1,256 billion, primarily due to the net increase in the number of subscribers and the net increase in the average monthly revenue per subscriber of KT Freetel. The net increase in the number of subscribers, including the resale subscribers of KT Corporation, was approximately 14.0% in 2001 with 9.6 million subscribers as of December 31, 2001. In addition, the average monthly revenue per subscriber of KT Freetel increased by 11.8% to Won 38,729 in 2001.

In 2002, PCS service revenues increased by 10.5% to Won 4,127 billion, and revenues from sales of PCS handsets increased by 8.8% to Won 1,367 billion, primarily due to a 7.7% increase in the number of subscribers, including the resale subscribers of KT Corporation, to approximately 10.3 million subscribers as of December 31, 2002 compared to 9.6 million as of December 31, 2001. The average monthly revenue per subscriber of KT Freetel decreased slightly to Won 38,694 in 2002 from Won 38,729 in 2001.

Other Revenues

Revenues from other services consist primarily of revenues from system and network integration consulting services, satellite communications services, domestic and international telegram services and KTH.

Other revenues increased by 10.2% in 2001 to Won 808 billion primarily due to increased demand for system and network integration consulting services. Other revenues decreased by 6.8% in 2002 to Won 753 billion primarily due to a decrease in revenues from submarine cable construction and maintenance, which more than offset a 29.6% increase in revenues from system and network integration consulting services and a 22.8% increase in revenues from satellite services in 2002 compared to 2001.

Salaries and Related Costs

The principal components of salaries and related costs are salaries and wages, provisions for retirement and severance benefits and employee benefits. Employee benefits include meal subsidies, commuting subsidies and contributions to pension plans. The retirement and severance benefit is a lump-sum amount paid to employees who have been employed by us for more than one year when they leave. We changed the method of calculating the lump-sum amount effective July 1, 1999 with the consent of our employees’ labor union in order to reduce retirement and severance expenses, as discussed in “—Trend Information—Employee Reductions and Changes in Severance and Retirement Benefits” above.

In 2001, salaries and related costs were Won 2,960 billion, representing a 1.9% increase from 2000. This increase occurred despite a 5.6% decrease in the number of employees as of December 31, 2001 compared to December 31, 2000, and reflected higher average salaries and wages. Higher expenses for retirement and severance benefits also contributed to the increase.

In 2002, salaries and related costs were Won 3,089 billion, representing a 4.4% increase from 2001, primarily as a result of a 7.6% increase in salaries and wages which more than offset a 19.6% decrease in provision for retirement and severance benefits, including early retirement payments. The increase in salaries and wages occurred despite a 0.1% decrease in the number of employees as of December 31, 2002 compared to December 31, 2001, and reflected higher incentive bonus.

Wireline Communications.    In 2001, salaries and related costs increased by 0.5% to Won 2,641 billion for the reasons described above. The number of employees as of December 31, 2001 decreased by 4.3% compared to December 31, 2000.

In 2002, salaries and related costs increased by 4.4 % to Won 2,757 billion for the reasons described above. The number of employees as of December 31, 2002 decreased by 0.2% compared to December 31, 2001.

PCS Service.    In 2001, salaries and related costs increased by 67.7% to Won 123 billion as the number of employees at KT Freetel increased by 38.9% to 2,584 as of December 31, 2001 compared to 1,860 as of December 31, 2000.

In 2002, salaries and related costs increased by 39.9% to Won 172 billion as the number of employees at KT Freetel increased by 1.5 % to 2,622 as of December 31, 2002 compared to 2,584 as of December 31, 2001.

Depreciation and Amortization

In 2001, depreciation and amortization expense increased by 15.5% to Won 4,010 billion due primarily to an addition of property and equipment during this period to meet the increased demand for broadband Internet access and enhanced mobile telecommunications services.

In 2002, depreciation and amortization expense decreased by 5.3% to Won 3,797 billion due primarily to a decrease in capital expenditures on property and equipment in 2002 as a result of more efficient utilization of our facilities.

Wireline Communications.    In 2001, depreciation and amortization expense increased by 5.9% to Won 3,038 billion due primarily to additional property and equipment to enhance our broadband Internet network during this period. In 2002, depreciation and amortization expense decreased by 10.6% to Won 2,714 billion due primarily to a decrease in capital expenditures on property and equipment in 2002 as a result of a more efficient utilization of our facilities.

PCS Service.    In 2001, depreciation and amortization expense increased by 69.5% to Won 619 billion due primarily to increased capital expenditures at KT Freetel in 2001 to enhance and expand its mobile network. In 2002, depreciation and amortization expense increased further by 17.3% to Won 726 billion due primarily to additional capital expenditures at KT Freetel in 2002 to enhance and expand its mobile network.

Other Operating and Maintenance Expenses

The largest components of other operating and maintenance expenses are commissions, cost of services and settlement payments, cost of PCS handsets, interconnection payments for landline to mobile calls, and repair and maintenance expenses. The following table shows other operating and maintenance expenses broken down by major components and the percentage changes in these expenses for each of the years in the three-year period ended December 31, 2002:

	Year Ended December 31,						Year Ended December 31,
	2000		2001		2002		2000/2001	2001/2002
	(in billions of Won)						(% change)
Commissions, cost of services and settlement payments	(Won)	1,740	(Won)	2,263	(Won)	2,344	30.1	3.6
PCS handset costs		1,018		1,206		1,346	18.5	11.6
Interconnection charge		1,682		1,593		1,188	(5.3)	(25.4)
Repairs and maintenance		329		387		421	17.6	8.8
Other expenses		1,339		1,583		1,871	18.2	18.2

Total	(Won)	6,108	(Won)	7,032	(Won)	7,170	15.1%	2.0%

Commissions, cost of services and settlement payments consist principally of payments to foreign carriers and administrations for provision of international long-distance service pursuant to service agreements, commissions related to PCS handset sales and system and network integration services and production of prepaid phone cards. Our commissions, cost of services and settlement payments increased by 30.1% in 2001 to Won 2,263 billion as the increase in commissions related to system and network integration services and 114 phone directory services more than offset the decreases in commissions related to PCS handset sales and in international settlement payments to Won 200 billion. In 2002, our commissions, cost of services and settlement payments increased by 3.6% to Won 2,344 billion as a 25.4% increase in commissions related to 114 phone directory services to Won 795 billion more than offset a 5.7% decrease in commissions to PCS sales agents to Won 632 billion and a 13.1% decrease in international settlement payments to Won 174 billion. See “Information on the Company—Our Services—Our Telephone Network and Fixed-line Telephone Services—International Long-Distance Service”.

The cost of PCS handsets sold was Won 1,018 billion in 2000, Won 1,206 billion in 2001 and Won 1,346 billion in 2002.

We recognize as an expense the interconnection payments to mobile service providers for calls from landline users to mobile service subscribers. We paid interconnection charges of Won 1,682 billion in 2000, Won 1,593 billion in 2001 and Won 1,188 billion in 2002. Our payments to cellular service providers were calculated in 2002 by taking the actual Imputed Costs in 2000 of SK Telecom and taking into consideration several factors including the call volume of each mobile service provider in determining interconnection charges we pay per minute to SK Telecom, KT Freetel and LG Telecom. See “Information on the Company—Revenues and Rates—Interconnection”.

Our repair and maintenance expenses increased by 17.6% in 2001 to Won 387 billion and by 8.8% to Won 421 billion in 2002 primarily due to an expansion of our broadband network.

Sales promotion costs increased by 39.6% in 2001 to Won 341 billion as we increased our efforts to promote ADSL broadband and PCS resale services. In 2002, sales promotion increased by an additional 19.3% to Won 407 billion as we increased our efforts to promote VDSL broadband and wireless LAN services.

Advertising costs increased by 5.0% in 2001 to Won 230 billion as KT Freetel increased its marketing activities. In 2002, advertising costs increased by 41.9% to Won 327 billion as we increased our global advertising during the 2002 FIFA Worldcup soccer tournament.

Wireline Communications.    The largest components of other operating and maintenance expenses are commissions and settlement payments, interconnection payments for landline to mobile calls and repair and maintenance expenses discussed above.

PCS Service.    The largest components of other operating and maintenance expenses are commissions (including commissions related to PCS handset sales), charges for leased lines used to connect the PCS network to the public switched telephone networks, sales promotion costs and advertisement costs.

Operating Income

Operating income in 2001 increased by 84.8% to Won 1,943 billion, as the increase in operating revenues more than offset the increase in expenses described above. Our operating margin also increased to 12.2% in 2001. In particular, our operating income in 2001 was positively affected by the increase in broadband Internet access service revenues and PCS revenues, which more than offset the decrease in our fixed-line revenues.

Operating income in 2002 increased by 20.4% to Won 2,338 billion, as the increase in operating revenues more than offset the increase in expenses described above. Our operating margin also increased to 14.3% in 2002. In particular, our operating income in 2002 was positively affected by the increase in broadband Internet access service revenues and PCS revenues, which more than offset the decrease in our land-to-mobile interconnection revenues.

Wireline Communications.    In 2001, operating income increased by 53.7% to Won 1,455 billion, as the increase in operating revenues more than offset the increase in expenses described above. Operating margin also increased to 12.6% in 2001. In 2002, operating income increased by 23.3% to Won 1,794 billion, as the increase in operating revenues more than offset the increase in expenses described above. Operating margin also increased to 15.3% in 2002.

PCS Service.    In 2001, operating income increased by 165.4% to Won 789 billion as the increase in operating revenues more than offset the increase in expenses described above. In 2002, operating income increased by 7.0% to Won 844 billion as the increase in operating revenues more than offset the increase in expenses described above. Operating margin increased from 15.7% in 2001 to 15.8% in 2002.

Income Taxes

In 2001, our income tax expense was Won 421 billion and our effective corporate income tax rate was 23.5%. Effective January 1, 2002, the normal corporate tax rate decreased from approximately 30.8% to 29.7%. Consequently, the resulting decrease in deferred income tax assets was recognized as deferred income tax expense in 2001.

In 2002, our income tax expense was Won 741 billion and our effective tax rate was 24.7%.

The effective tax rate of 23.5% in 2001 and 24.7% in 2002 differed from the normal tax rate primarily due to investment tax credits of Won 190 billion in 2001 and Won 162 billion in 2002. We had investment tax credit carryforward of Won 61 billion remaining as of December 31, 2002 which are available to reduce our future income taxes through 2006.

Wireline Communications.    Income tax expense of the wireline communications segment was Won 279 billion in 2001 and Won 652 billion in 2002 due to the increase in earnings before income taxes from Won 1,366 billion in 2001 to Won 2,616 billion in 2002.

PCS Services.    Income tax expense of the PCS services segment decreased from Won 124 billion in 2001 to Won 80 billion in 2002 despite an increase in earnings before income taxes from Won 560 billion in 2001 to Won 612 billion in 2002. Income tax expense decreased in 2002 primarily as a result of Won 45 billion of tax credit from accumulated loss carried forward from KT M.com which existed before its merger into KT Freetel.

Net Earnings

In 2001, our net earnings increased by 12.9% to Won 1,113 billion principally as a result of a significant increase in operating income discussed above, which more than offset a decrease of Won 313 billion in our net gain on disposition of investment securities to 628 billion in 2001 from 941 billion in 2000 and an increase in interest expense to Won 712 billion in 2001 from Won 501 billion in 2000. We recognized net gain on disposition of investment securities of Won 628 billion in 2001, primarily as a result of our disposition of 2,674,580 shares of SK Telecom in November 2001 for a gain of Won 616 billion. Interest expense increased in 2001 primarily as a result of an increase in our long-term debt for capital expenditures.

Our net earnings increased by 74.9% in 2002 to Won 1,947 billion principally as a result of an 87.5% increase in our net gain on disposition of investment securities to Won 1,177 billion, a 20.4% increase in our operating income discussed above and a net foreign currency translation gain of Won 100 billion in 2002 compared to a net foreign currency translation loss of Won 24 billion in 2001. We recognized net gain on disposition of investment securities of Won 1,177 billion in 2002 principally as a result of our disposition of shares of SK Telecom. On April 11, 2002, we disposed 1,000,000 shares of SK Telecom, or a 1.1% interest in SK Telecom, and recorded a gain on disposition of Won 246 billion. On December 30, 2002, we exchanged 4,457,635 shares of SK Telecom, or a 5.0% interest in SK Telecom, for an aggregate of 15,454,659 of our shares previously owned by SK Telecom plus Won 212 billion in cash. We recognized a gain on disposition of investment securities in the amount of Won 908 billion in this stock swap transaction. We recorded net foreign currency translation gain of Won 100 billion in 2002 primarily as a result of the appreciation of the Won against major currencies, primarily against the Dollar.

On January 10, 2003, we exchanged an additional 3,809,288 shares of SK Telecom, or a 4.3% interest in SK Telecom, for 14,353,674 of our shares previously owned by SK Telecom plus Won 123 billion in cash. We recognized in 2003 a gain on disposition of investment securities in the amount of Won 775 billion in this stock swap transaction. As a result of the December 2002 and January 2003 stock swap transactions with SK Telecom, we no longer own any interest in SK Telecom.

Wireline Communications.    Net earnings increased by 7.6% in 2001 to Won 1,087 and 80.6% in 2002 to Won 1,964 billion as a result of the reasons described above.

PCS Service.    The PCS service segment recorded net earnings of Won 436 billion in 2001 compared to net loss of Won 96 billion in 2000. Net earnings increased by 22.1% in 2002 to Won 532 billion.

Liquidity and Capital Resources

We have traditionally met our working capital and other capital requirements principally from cash provided by operations and long-term debt financings. We do not depend on the use of off-balance sheet financing arrangements. Until 1997, additional working capital and other requirements had been met primarily by increases in non-interest-bearing refundable deposits for telephone installation, although as a result of a recent decline in these deposits as described below, short-term and long-term debt and equity financings have become important sources of cash. Net cash provided by operations was Won 2,651 billion in 2000, Won 3,629 billion in 2001 and Won 4,827 billion in 2002.

Net cash provided by financing activities amounted to Won 2,842 billion in 2000 and Won 755 billion in 2001. In 2002, we recorded net cash used in financing activities of Won 844 billion. Refundable deposits for telephone installation decreased by Won 187 billion in 2000, Won 696 billion in 2001 and Won 750 billion in 2002. Our customers used to place the non-interest-bearing refundable deposits with us at the time telephones were installed. We hold these deposits until the customer terminates our services, at which time we are required to refund the customer’s deposit. At December 31, 2002, these deposits amounted to Won 1,534 billion, compared to Won 2,349 billion at December 31, 2001. In September 1998, with the approval of the Ministry of

Information and Communication, we implemented a telephone installation charge system that allowed our customers to choose between the pre-existing plan and a second plan requiring the payment of a Won 100,000 non-refundable installation fee and a higher basic monthly charge. Starting on April 15, 2001, new customers who did not previously subscribe to our local service no longer have the option to choose the pre-existing plan and must pay a Won 60,000 non-refundable installation fee instead of the refundable telephone installation deposit. Our existing customers who are enrolled in the pre-existing plan may switch to the new plan and receive the telephone installation deposit (less Won 52,000, reflecting the Won 60,000 non-refundable installation fee under the new plan minus the Won 8,000 non-refundable installation fee paid under the pre-existing plan). These non-refundable installation fees are recorded as our revenues. For a discussion of the reduction of the amount of these deposits, see “—Trend Information—Changes in the Telephone Installation Charge System” and “Information on the Company—Revenues and Rates—Fixed-line Telephone Services”. On November 29, 2002 and December 13, 2002, we sold all of our 46.6% interest in KT ICOM to KT Freetel for Won 849 billion.

Proceeds from long-term debt amounted to Won 3,581 billion in 2000, Won 3,226 billion in 2001 and Won 5,559 billion in 2002. These proceeds were used primarily to fund capital expenditures and investments, voluntary early retirement programs described in “—Trend Information—Employee Reductions and Changes in Severance and Retirement Benefits”, repayment of outstanding long-term debt and, in 2002, purchase of our shares from the Government. The sources of such proceeds included:

•	the issuance of Won-denominated bonds in 2000, 2001 and 2002 in the aggregate principal amount of Won 7,598 billion having maturities of one to nine years bearing interest at annual rates ranging from 2.64% to 10.20%;

•	the issuance in May 2002 of Won 1,397 billion aggregate principal amount of 3.00% convertible bonds due 2005 which are convertible into shares at an initial exercise price of Won 59,400 per share;

•	the issuance in January 2002 of US$1,318 million aggregate principal amount of 0.25% convertible bonds due 2007 which are convertible into shares at an initial exercise price of Won 61,922 per share; and

•	the issuance in January 2002 of US$500 million aggregate principal amount of 4.30% bonds due 2005 with warrants to purchase shares at an initial exercise price of Won 69,416 per share.

Long-term debt (excluding current portion) increased from Won 5,319 billion as of December 31, 2000 to Won 6,513 billion as of December 31, 2001 primarily due to the new issuances of long-term debt for the interim settlement of retirement and severance benefits and the license fee for IMT-2000 services. We repaid Won 2,205 billion of long-term debt while incurring long-term debt of Won 3,226 billion in 2001. Of the Won 8,323 billion total long-term debt (including current portion) outstanding as of December 31, 2001, Won 648 billion was denominated in foreign currencies. Primarily due to the new issuances of convertible bonds in January 2002 and May 2002 and bonds with warrants in January 2002 for the acquisition of our shares from the Government as treasury shares, long-term debt (excluding current portion) increased to Won 9,877 billion as of December 31, 2002. We repaid Won 2,065 billion of long-term debt while incurring long-term debt of Won 5,559 billion in 2002. Of the Won 11,805 billion total long-term debt (including current portion) outstanding as of December 31, 2002, Won 2,759 billion was denominated in foreign currencies. See Note 17 of Notes to Consolidated Financial Statements. In 2003, we plan to incur long-term debt of approximately Won 1,305 billion, depending on market conditions, mostly in the domestic capital market. We expect that most of the new incurrences of long-term debt will be used for capital expenditures to enhance and expand the broadband Internet network and KT Freetel’s PCS network and build KT Freetel’s IMT-2000 network.

Uses of cash have consisted principally of purchases of property, plant and equipment and, in 2002, purchase of our shares from the Government as treasury shares. Net cash used in investing activities was Won 5,486 billion in 2000, Won 3,916 billion in 2001 and Won 4,065 billion in 2002, including additions to property, plant and equipment of Won 4,583 billion in 2000, Won 3,918 billion in 2001 and Won 3,232 billion in 2002.

See “Information on the Company—Capital Expenditures”. In 2002, we also spent Won 3,234 billion to purchase 60,294,575 of our shares from the Government as treasury shares as a part of our privatization plan and an additional Won 167 billion to purchase 3,122,000 of our shares on the Korea Stock Exchange for retirement. In April 2002, we also spent Won 133 billion to purchase equity-linked securities having maturities of two and 2.5 years. The value of the equity-linked securities is linked to the weighted average quoted price of 500,000 shares of SK Telecom stock. See Note 12 of Notes to Consolidated Financial Statements. Repayments of long-term debt amounted to Won 893 billion in 2000, Won 2,205 billion in 2001 and Won 2,065 billion in 2002. Repayment of long-term debt in 2002 included our repurchase and retirement of US$108 million aggregate principal amount of 0.25% convertible bonds due 2007 and Won 74 billion aggregate principal amount of 3.00% convertible bonds due 2005. Payments of cash dividends amounted to Won 95 billion in 2000, Won 161 billion in 2001 and Won 225 billion in 2002. We also paid Won 1,741 billion in 2000 and Won 727 billion in April 2001 for the interim settlement of retirement and severance benefits. See “—Trend Information—Employee Reductions and Changes in Severance and Retirement Benefits”. We also purchased 3.4 million shares of KT Freetel on January 29, 2003 for Won 99 billion, 4.1 million shares on March 31, 2003 for Won 101 billion and 3.8 million shares on June 5, 2003 for Won 100 billion to increase our interest in KT Freetel from 40.3% to 44.7%, as well as Won 336 billion of convertible bonds issued by KT Freetel on November 29, 2002. These convertible bonds have a maturity of three years and are convertible into shares of KT Freetel after one year from the issuance date at an exercise price of Won 37,200 per share. We also spent Won 138 billion on June 17, 2003 to purchase 2,937,000 of our shares on the Korea Stock Exchange for retirement.

We anticipate that capital expenditures, and, to a lesser extent, repayment of outstanding contractual obligations and commitments will represent the most significant use of funds for the next several years. We may also be required to spend funds to pay cash in Dollars the aggregate market values of our common shares deliverable upon conversion of convertible notes or issuable upon exercise of warrants to relevant holders of convertible notes and warrants to satisfy their conversion or exercise rights if such conversion or exercise may be effectively prohibited due to their violation of the 49% foreign ownership limitation under the Telecommunications Business Law. See “Risk Factors—Limitations on foreign ownership may have an adverse effect on the conversion of our convertible notes and the exercise of our warrants”. We may also purchase additional treasury shares on the Korea Stock Exchange from the market for retirement. Our total capital expenditures are estimated to be approximately Won 3,312 billion in 2003 (including approximately Won 1,160 billion in capital expenditures by KT Freetel). See “Information on the Company—Capital Expenditures”. We compete in the telecommunications sector in Korea which is rapidly evolving. We also face increasing competition from new entrants to the market. We may need to incur additional capital expenditures to keep up with unexpected developments in rapidly evolving telecommunications technology. There can be no assurance that we will be able to secure funds on satisfactory terms from financial institutions or other sources which are sufficient for our unanticipated needs.

Payments of contractual obligations and commitments will also require considerable resources. As of December 31, 2002, we had various contractual obligations and commitments which are more fully disclosed in the notes to our consolidated financial statements. The principal components of the obligations and commitments include:

•	our long-term debt, which includes financial leases;

•	operating leases; and

•	capital expenditure commitments.

In our ordinary course of business, we routinely enter into commercial commitments for various aspects of our operations, including repair and maintenance. However, we believe that those commitments will not have a material effect on our financial condition, results of operations or cash flows.

The following table sets forth selected information regarding our contractual obligations to make future payments as of December 31, 2002.

	Payments due by period
Contractual obligations(1)	Total	Less than 1 year	1-3 years	4-5 years	After 5 years
	(in billions of Won)
Trade notes and accounts payable	1,167	1,167	—	—	—
Short-term borrowings	1,116	1,116	—	—	—
Accounts payable—other	1,485	1,485	—	—	—
Long-term debt (including current portion of long-term debt)	11,805	1,851	5,631	3,553	770
Long-term accounts payable—other	554	—	53	75	426

Total contractual obligations	16,127	5,619	5,684	3,628	1,196

(1)	Contractual obligations represent on-balance sheet contractual liabilities as of the consolidated balance sheet date excluding refundable deposits for telephone installation and payments for customer call bonus points, which do not have definitive payment schedules.

The following table sets forth certain information regarding our other commercial commitments as of December 31, 2002.

	Total amounts committed	Amount of commitment expiration per period
Other commercial commitments		Less than 1 year	1-3 years	4-5 years	After 5 years
	(in billions of Won)
Operating lease	156	48	55	16	37
Capital expenditure obligation commitment	1,048	949	99	—	—

Total commercial commitments	1,204	997	154	16	37

We expect to continue to rely primarily upon cash provided by operations and short-term and long-term debt financings to meet our future working capital and other funding requirements. We believe that we have sufficient working capital available to us for our current requirements and that we have a variety of alternatives available to us to satisfy our financial requirements to the extent that they are not met by funds generated by operations, including the issuance of debt securities and bank borrowings denominated in Won and various foreign currencies. However, our ability to rely on some of these alternatives could be affected by factors such as the liquidity of the Korean and other financial markets, prevailing interest rates, our credit rating and the Government’s policies regarding Won currency and foreign currency borrowings. Other factors which could materially affect our liquidity in the future include unanticipated increase in capital expenditures and decrease in cash provided by operations resulting from a significant decrease in demand for our services.

We had a working capital deficit (current assets minus current liabilities) of Won 3,252 billion as of December 31, 2000, Won 331 billion as of December 31, 2001 and Won 567 billion as of December 31, 2002.

Our short-term borrowings (not including current portion of long-term debt) totaled Won 1,148 billion as of December 31, 2000, Won 1,111 billion as of December 31, 2001 and Won 1,116 billion as of December 31, 2002. We believe that we have credit sources sufficient to cover our anticipated short-term and long-term borrowing needs, including any necessary refinancing of debt, but there can be no assurance that the cost at which the financing may be obtained will be acceptable to us.

Our cash, cash equivalents and short-term financial instruments maturing within one year totaled Won 1,045 billion as of December 31, 2000, 1,864 billion as of December 31, 2001 and Won 1,907 billion as of December 31, 2002. The increase in cash, cash equivalents and short-term financial instruments in 2001 resulted principally from increase in cash, cash equivalents and short-term financial instruments of KT ICOM. Cash, cash equivalents and short-term financial instruments in 2002 remained at a similar level compared to 2001.

As of December 31, 2002, our trade notes and accounts payable increased by 10.0% compared to December 31, 2001 to Won 1,167 billion, due principally to an increase in purchase of handsets. Accounts payable (other) increased by 29.6% as of December 31, 2002 to Won 1,485 billion compared to December 31, 2001, primarily as a result of an increase in purchase of IMT-2000 network equipment.

Substantially all of our revenues are denominated in Won. Our principal source of foreign currency had been net settlement payments received from foreign telecommunications carriers and administrations. In accordance with international practice, all settlement payments paid or received by us are in foreign currency, principally Dollars and Special Drawing Rights (SDRs). The ratio of incoming call minutes to outgoing call minutes has been declining over time (from 1.17x in 1995 to 1.01x in 2002) as a result of increasing economic development in Korea and reductions in our international long-distance rates. This trend is expected to continue, and we have been a net payer of settlement payments since 1997. See “Information on the Company—Our Services—Our Telephone Network and Fixed-line Telephone Services—International Long-Distance Service”.

Our principal expenses denominated in foreign currencies are net settlement payments to foreign carriers and administrations, capital expenditures in foreign currencies and debt servicing costs for foreign currency denominated debt. See “—Operating Results—Other Operating and Maintenance Expenses”.

Accrued and unpaid retirement and severance benefits for all of our employees, computed on the basis of the amount that would be payable if all employees terminated their employment on the balance sheet date and reduced by amounts payable by the Civil Servant Pension Fund, are reflected in our Consolidated Financial Statements as a liability. Our liability for retirement and severance payments decreased to Won 380 billion as of December 31, 2002 from Won 2,867 billion as of December 31, 1998, because we decided to make interim settlement payments in 2000 and in the first half of 2001 for retirement and severance benefits to our employees as though they all had terminated their service on June 30, 1999 and transferred Won 2,389 billion in liabilities to accounts payable.

Capital Expenditures

Capital expenditures on property, plant and equipment in 2002 totaled Won 3,232 billion compared to Won 3,918 billion in 2001 and Won 4,583 billion in 2000.

Our current capital expenditure plan (including expenditures on property, plant and equipment and other investments) calls for the expenditure of approximately Won 3,359 billion in 2003 (including approximately Won 1,083 billion by KT Freetel). The principal components of our capital investment plans are:

•	expansion and modernization of our networks, which are expected to account for approximately 25.4% of all capital expenditures in 2003;

•	capital investments for our Internet access (including broadband) and Internet-related services, which are expected to account for approximately 23.6% of all capital expenditures in 2003;

•	capital investments in PCS and IMT-2000 mobile telecommunications services made by KT Freetel, which are expected to account for approximately 32.2% of all capital expenditures in 2003;

•	capital investments in data communications and related services (including investments for leased-line service and other data communications services but excluding broadband), which are expected to account for approximately 5.0% of all capital expenditures in 2003;

•	capital investments in our fixed-line services, which are expected to account for approximately 6.6% of all capital expenditures in 2003; and

•	miscellaneous investment expenses which are expected to account for approximately 7.2% of all capital expenditures in 2003.

We expect that KT Freetel will obtain the necessary capital from financial institutions. There can be no assurance, however, that KT Freetel will be able to secure sufficient funds on satisfactory terms from these or other sources, and KT Freetel’s failure to secure funds for its capital expenditures and ongoing operating costs may have a material adverse effect on its financial condition and results of operations. We are not under any obligation to fund capital expenditures of KT Freetel if these consolidated subsidiaries are unable to obtain necessary capital through operations or from financial institutions.

In 1999, KT Freetel received strategic investments from Microsoft Corporation, Qualcomm and Caisse de Depot et Placement du Québec of US$600 million. Microsoft and Qualcomm also purchased bonds with warrants in the total amount of US$85.9 million from KT Freetel. Qualcomm exercised all of its warrants in December 2001 and had a 2.4% interest in KT Freetel as of December 31, 2002. Caisse de Depot et Placement du Québec had a 2.3% interest and Microsoft had a 1.1% interest as of December 31, 2002. We purchased 3.4 million shares of KT Freetel on January 29, 2003 for Won 100 billion, 4.1 million shares on March 31, 2003 for Won 101 billion and 3.8 million shares on June 5, 2003 for Won 100 billion to increase our interest in KT Freetel from 40.3% to 44.7%.

Research and Development

In order to develop applications of new technology for the Korean telecommunications system, we operate:

•	a service development laboratory;

•	a technology laboratory; and

•	an operations support system laboratory.

At December 31, 2002, these research centers employed a total of 917 researchers and additional 295 employees, of whom 114 had doctoral degrees and 731 had masters degrees. Total expenditures on research and development (excluding the contributions referred to below) were Won 308 billion in 2000, Won 378 billion in 2001 and Won 274 billion in 2002.

A substantial part of our research and development budget is for contributions to unaffiliated educational foundations and institutes conducting research. Under the Telecommunications Basic Law, the Ministry of Information and Communication may recommend that network service providers contribute a percentage of their total annual revenues to telecommunications research institutes in Korea. Our contributions amounted to Won 112 billion in 2000, Won 97 billion in 2001 and Won 69 billion in 2002. See Note 33 of Notes to Consolidated Financial Statements. Under contracts with the recipients of these contributions, we are entitled to co-ownership of intellectual property developed through the use of the contributions and any of the intellectual property may be licensed to a third party only with our consent. Intellectual property developed by our affiliated research and development centers and unaffiliated educational foundations and institutes is licensed on a commercial basis to domestic manufacturers. As of December 31, 2002, we had 1,121 registered patents and 3,178 patents pending domestically and had 175 registered patents and 388 patents pending internationally.

The recent products and systems developed by us include:

•	enhanced Internet phone service;

•	home network construction;

•	next generation telecommunication network construction; and

•	integration of wireless LAN and third generation services.

Inflation

We do not consider that inflation in the Republic has had a material impact on our results of operations in recent years. Inflation in the Republic was 2.2% in 2000, 4.1% in 2001 and is estimated to have been 2.7% in 2002. See “Key Information—Risk Factors—Adverse economic and financial developments in Korea recently had and may in the future have an adverse effect on our results of operations and the price of the shares of our common stock and American Depositary Shares”.

U.S. GAAP Reconciliation

In 2000, we recorded net earnings of Won 701 billion under U.S. GAAP compared to net earnings of Won 986 billion under Korean GAAP, primarily because of the application of different depreciation methods and useful lives, which was more than offset by the differing treatment of interest capitalization and service installation fees, including the cumulative effect of a U.S. GAAP accounting change. In 2001, we recorded net earnings of Won 1,006 billion under U.S. GAAP compared to net earnings of Won 1,113 billion under Korean GAAP, primarily because of the application of different depreciation methods and useful lives, the treatment of equity method affiliates and service installation fees. In 2002, we recorded net earnings of Won 1,556 billion under U.S. GAAP compared to net earnings of Won 1,947 billion under Korean GAAP, primarily because of impairment loss relating to equity method, foreign currency translation of convertible notes and deferred tax effects of U.S. GAAP adjustments.

Stockholders’ equity under U.S. GAAP is lower than under Korean GAAP by Won 2,570 billion and Won 2,350 billion at December 31, 2001 and 2002, respectively, primarily as a result of:

•	the difference in the treatment of minority interests;

•	the difference in the treatment of impairment loss relating to equity method;

•	the difference in 2001 and 2002 in the treatment of service installation fees;

•	the difference in the treatment of deferred income taxes on marketable securities; and

•	the difference in the treatment of interest capitalization,

which more than offset the effect of:

•	other differences in the treatment of equity method affiliates;

•	the aggregate effect of deferred income taxes recognized under U.S. GAAP;

•	the effects of different depreciation methods and useful lives;

•	the difference in the treatment of dividends; and

•	the difference in the treatment of foreign currency translation gains and losses.

In addition, under U.S. GAAP, certain subsidiaries, including KT Freetel, would be accounted for under the equity method and would not be consolidated.

For further discussion of the principal differences between Korean GAAP and U.S. GAAP as they relate to us, see Note 37 of Notes to Consolidated Financial Statements.

Item 6.    Directors, Senior Management and Employees

Directors

Our board of directors has the ultimate responsibility for the administration of our affairs. Our articles of incorporation provide for a board of directors consisting of:

•	up to six standing directors, including the President; and

•	up to nine outside directors.

All of our directors are elected at the annual general meeting of shareholders. If the total assets of a company listed on the Korea Stock Exchange as of the end of the preceding year exceeds Won 2,000 billion, which is the case with us, the Securities and Exchange Act requires such company to have at least three outside directors with at least half of its total directors being outside directors. Our articles of incorporation provide that the board of directors consists of up to six standing directors and up to nine outside directors. The term of office for all directors is three years, but the term is extended to the close of the annual general meeting of shareholders convened with respect to the last fiscal year of the term.

Under the Securities and Exchange Act, we must establish a committee to recommend candidates for outside directors within the board of directors, and outside directors must make up not less than half of the total members of the outside director candidates recommendation committee. According to our articles of incorporation, such committee must consist of one standing director and four outside directors. Our outside director candidates recommendation committee recommends outside director candidates for appointment at the general shareholders’ meeting.

One-third of the outside directors must be up for election in any given year. Upon the request of any director, a meeting of the board of directors will be assembled. The chairman of the board of directors is elected from among the outside directors by a resolution of the board of directors. The term of office of the chairman is one year.

Our current Directors are as follows:

Name	Position	Years as Director	Age	Expiration of Term of Office
Standing Directors*
Yong Kyung Lee	President and Chief Executive Officer	1	59	2005
Tai-Won Chung	Senior Executive Vice President	2	58	2004
Young Han Song	Senior Executive Vice President	4	46	2005
An Yong Choi	Executive Vice President	3	52	2003
Sang Hoon Lee	Executive Vice President	1	48	2006
Woo Sik Kim	Executive Vice President	1	48	2006

Outside Directors*
Ju Myung Hwang	Attorney	4	64	2005
Sung Deuk Park	President of The Electronic Times	2	64	2004
Chang Bun Yoon	Former President of Korea Information Society Development Institute	2	49	2004
Chu Hwan Yim	Secretary General of Telecommunications Technology Association	1	54	2005
Kook Hyun Moon	Chief Executive Officer of Yuhan-Kimberly Corporation	1	54	2005
Stuart B. Solomon	Chief Executive Officer of Metropolitan Life Insurance (Korea)	1	53	2005
Hyun Joon Chang	Visiting Professor, Pohang University of Science and Technology	1	50	2004
Jong Sang Kim	Chief Executive Officer of Seil Tax-Accounting Service	1	56	2006
Do Hwan Kim	Current Professor, Sejong University	1	43	2006

*	All of our standing and outside directors beneficially own less than one percent of the issued shares of KT Corporation in the aggregate.

For the purposes of the Commercial Code, our President is deemed to be the “representative director” who is authorized to perform all judicial and extra-judicial acts relating to our business. Our shareholders elect the President in accordance with the provisions of the Commercial Code and our articles of incorporation. A candidate for President is recommended by a committee formed for that purpose. The president recommendation committee consists of:

•	three outside directors who are elected from among our outside directors;

•	one person who is designated by the board of directors from among the ex-presidents or the current president (provided, however, that the incumbent president is prohibited from participation if seeking reelection); and

•	one non-government person designated by the board of directors, other than the president, standing directors, former and present officers and employees of any telecommunications business operator and any of their related persons as defined in the Monopoly Regulation and Fair Trade Act, as well as our officers and employees.

Under our articles of incorporation, the president recommendation committee must submit a draft management contract between the company and the candidate covering the management objectives of the company, including management goals during the tenure of the president, to the general meeting of shareholders at the time of recommendation of the candidate to the meeting. When the draft management contract has been approved at the shareholders’ meeting, the company enters into such management contract with the candidate for president. In such case, the chairman of the president recommendation committee, as representative of the company, signs the management contract.

The board of directors may conduct performance review discussions to determine if the new president performed his or her duties under the management contract, or hire a professional evaluation agency for such purpose. If the board of directors determines, based on the results of the performance review, that the new president has failed to achieve the management goals, it may propose to dismiss the president at a shareholders’ meeting.

Senior Management

Our articles of incorporation provide that we may have up to seventy executive officers, including the standing directors. Our executive officers consist of Senior Executive Vice Presidents, Executive Vice Presidents, Senior Vice Presidents and Vice Presidents. The executive officers other than the standing directors are appointed by the President and may serve up to three years. Our Chief Financial Officer is Jeong-Soo Suh, Vice President of the Financial Management Office.

The current executive officers are as follows:

Name(1)	Title and Responsibilities	Current Position Held Since	Years with the Company	Age
Kyun-Chul Park	Executive Vice President, Human Resource Office	2003	28	56
Jong-Lok Yoon	Executive Vice President, Marketing Planning Group	2003	23	45
Jong Soo Park	Senior Vice President, Chungbuk Regional Business Group	1998	25	52
Won-Pyo Hong	Senior Vice President, Global Business Center	2002	8	43
Boo Kweun Park	Senior Vice President, Metropolitan North Business Group	2001	32	52
Byoung-Kon Shin	Senior Vice President, Public Relations Office	2003	16	46
Song Jae Lee	Senior Vice President, Network Management and Support Center	2002	36	55
Tae Seok Ro	Senior Vice President, Quality Management Office	2003	23	48
Ki Youl Kim	Senior Vice President, Audit Office	2003	23	46
Myung Sang Yoon	Senior Vice President, IT Group	2003	19	52
Seong Hwan Jeong	Vice President, Management Research Laboratory	2002	18	44
Hansuk Kim	Vice President, Human Resource Development Center	2001	12	47
Soo-Ho Maeng(2)	Vice President	2002	13	43
Dong-Hoon Kim	Vice President, Chollabuk Regional Business Group	2002	31	52
Byung-Sup Jun	Vice President, SI/NI Business Center	2001	30	54
Jeong Soo Suh	Vice President, Financial Management Office	2002	20	45
Yo-Dong Kim	Vice President, Chungnam Regional Business Group	2000	28	47
Gwang-Ju Seo	Vice President, Satellite Engineering Center	2001	22	46
Sang-Il Lee	Vice President, Technology Investigation & Evaluation Center	2001	19	55
Jong-Rak Lee	Vice President, Operations and Support System Laboratory	1998	17	53
Young-Hyun Cho	Vice President, Pusan Regional Business Group	2001	19	54
Deok-Rae Lim(2)	Vice President	2002	22	48
Jae-Jin Chung	Vice President, Metropolitan South Regional Business Group	2002	35	55
Myeng-Gyu Sun	Vice President, Chollanam Regional Business Group	2002	37	54
Moon-Seok Chae(2)	Vice President	2002	31	52
Youn-Kuck Kang	Vice President, Metropolitan West Regional Business Group	2001	33	53
Young-Whan Kim	Vice President, Solution Business Center	2002	20	45
Jong-Soo Lee	Vice President, Taegu Regional Business Group	2001	22	48
Hi Chang Roh	Vice President, Corporate Relations Office	2003	32	50
Hee Kyun Park	Vice President, Human Resource Office, Personnel Team	2003	18	47
Beang Woo Lee	Vice President, Public Relations Office, Public Relations Team	2003	16	46
Haing Min Kwon	Vice President, Vision and Corporate Strategy Office	2003	19	44
In Sung Jun	Vice President, Core Network Engineering Center	2003	23	44
Sang Heon Song	Vice President, Construction Center	2003	23	44
Jeong Tae Park	Vice President, Service Development Laboratory	2003	19	43
Tae Il Park	Vice President, Technology Laboratory	2003	25	47
Bong Kee Yang	Vice President, Kangwon Regional Business Group	2003	34	55
Young Gun You(2)	Vice President	2003	20	47

(1)	All of our executive officers beneficially own less than one percent of the issued shares of KT Corporation in the aggregate.
(2)	Currently on sabbatical.

Audit Committee

Under the Securities and Exchange Act of Korea, we are required to establish an audit committee within the board of directors consisting of more than three directors, of whom at least two-thirds should be outside directors. We established an audit committee in March 2003. Our articles of incorporation require that the audit committee be comprised of three outside directors. The audit committee has the duty to review the business affairs and accounting of the company. Other matters regarding organization and operation of the audit committee are determined by resolutions of the board of directors. Members of our audit committee are Hyun Joon Chang, Chang Bun Yoon and Jong Sang Kim.

Compensation Committee

The compensation committee has the duty to evaluate performance of the President in meeting the conditions set forth in the employment agreement. The committee also deliberates the compensation of all of our directors and makes a final recommendation to the shareholders for approval. The shareholders ultimately determine the compensation of the President and the other standing directors at a general shareholders meeting, taking into consideration the final recommendations made by the compensation committee. The compensation committee is comprised of four outside directors. Current members of our compensation committee are Ju Myung Hwang, Chang Bun Yoon, Jong Sang Kim and Do Hwan Kim.

Compensation of Directors and Officers

For the year ended December 31, 2002, the total amount of salaries, bonuses and allowances paid and accrued to all standing directors and executive officers of KT Corporation for services in all capacities was approximately Won 6.0 billion. The aggregate amount set aside or accrued by us to provide person and retirement benefits to such persons was Won 0.5 billion in 2002. Outside directors do not receive salaries, fees for attending meetings or retirement and severance benefits, but their actual expenses required for the execution of their duties are reimbursed. We have not granted stock options to our outside directors and executive officers.

On December 26, 2002, we granted stock options to our standing directors for purchases of 680,000 shares of common stock including 220,000 shares issued under performance conditions at the option price of Won 70,000 per share. Upon completion of mandatory service period of two years, these options can be exercised during the period from December 27, 2004 to December 26, 2009. Option holders may exercise up to one third of the total options annually commencing in 2004. We adopted a fair value based method using Black-Scholes model for the calculation of compensation expense, which is amortized to expense over the option vesting period, and recognized (Won)103 million of compensation expense related to the stock options in 2002.

In August 2002, the chairman of the committee for recommending candidates for President entered into an employment agreement on our behalf with our current President. The employment agreement sets certain management targets to be achieved by the President, including a target for the amount of “economic value added” to be achieved in each year. Economic value added is defined as net operating profits after tax minus the cost of capital. Failure to achieve certain thresholds below the targets will allow the board of directors to take actions with respect to the President’s employment, including proposing to the general meeting of shareholders an early termination of his employment. In addition, the head of each of our functional departments, the president of each of our subsidiaries and the heads of each regional head office have entered into employment agreements with the President that provides for similar management targets to be achieved by each of our departments, subsidiaries and regional head offices.

Employees

At December 31, 2002, we had 48,624 employees, compared to 48,668 employees at December 31, 2001, and 51,537 employees at December 31, 2000. KT Freetel had 2,236 employees at December 31, 2002.

Our efficiency, as measured by lines in service per employee (excluding employees of our subsidiaries), has improved from 299 as of December 31, 1994 to 507 as of December 31, 2002. This improvement has been achieved through the construction of new lines, the continuing modernization of our facilities and the voluntary early retirement programs described below.

The Voluntary Early Retirement Programs

In 2000, we implemented a voluntary early retirement program. Under this program, employees meeting requirements based on the categories of employment, age and years of service could receive certain retirement and severance benefits in addition to their normal retirement and severance benefits if they elected to retire during a specified period. Designed to enhance efficiency, this program resulted in the early retirement of 1,429 employees.

The aggregate amount of retirement and severance benefits paid in connection with the 2000 retirement program was approximately Won 71 billion (including Won 9 billion of normal retirement and severance benefits). See “Operating and Financial Review and Prospects—Trend Information”.

In 2001, we implemented another voluntary early retirement program under which a total of 1,389 employees retired. We have agreed with the KT Trade Union that we will not conduct any spin-offs in the future which result in layoffs of our employees. The aggregate amount of retirement and severance benefits paid in connection with the 2001 program was approximately Won 87 billion (including Won 13 billion of normal retirement and severance benefits).

In 2002, we implemented another voluntary retirement program under which a total of 166 employees retired. The aggregate amount of retirement and severance benefits paid in connection with the 2002 program was approximately Won 19 billion (including Won 3 billion of normal retirement and severance benefits).

Labor Relations

Although we consider our current relations with our work force to be good, our strategy of restructuring to improve our efficiency and profitability by disposing of non-core businesses and reducing our employee base have met with opposition from our labor union. In December 2000, certain members of the KT Trade Union carried out work stoppages, demanding changes in Government policies to prevent widespread layoffs and seeking negotiations with management regarding the scope of our restructuring. In May 2001, certain members of our labor union held protests in our headquarters opposing our strategy of restructuring unprofitable businesses, including 114 phone directory services, and the expected layoffs resulting from such strategy.

Under Korean labor law, our employees are permitted to strike. However, because the maintenance of our network is in the public interest, the Government has the authority to mediate and/or arbitrate any strike, as well as any disagreement involving the collective bargaining process. Criminal proceedings may be brought against any party refusing Government mediation or arbitration. The current collective bargaining agreement provides that even in the event of a strike, the minimum number of employees necessary to operate the telecommunications business must continue to work.

As of December 31, 2002, about 83.3% of all our employees were members of the KT Trade Union. On behalf of its members, the Union negotiates with us a collective bargaining agreement every two years and an annual agreement on wages. Under the Act of the Promotion of Worker’s Participation and Cooperation (Law No. 5312 of March 13, 1997, as amended), our Employee-Employer Cooperation Committees, which are composed of representatives of management and labor for each business unit and regional office, meet quarterly to discuss employee grievances, working conditions and potential employee-initiated improvements in service or management.

In May 2002, we reached an agreement with our labor union to increase our employees’ wages by 3.1% in 2002. We expect to reach an agreement with our labor union for 2003 wages in the second half of 2003.

Employee Stock Ownership and Benefits

We have an employee stock ownership association, which may purchase on behalf of its members up to 20% of any of our shares offered publicly in Korea. The employee stock ownership association owned 5.7% of our issued shares as of December 31, 2002. As part of the privatization plan, the Government sold 17,714,885 shares to our employee stock ownership association in May 2002.

We maintain a retirement and severance plan, as required by Korean labor law. Employees terminating their employment after one year or more of service are entitled to receive a lump-sum payment based upon the length of their service and their wage rates, with adjustments, at the time of termination. We make provision for our obligations under the retirement plan. In addition, we provide a wide range of fringe benefits to our employees, including physical education grants, meal allowances, housing, housing loans, medical examinations and training and resort centers. See “Operating and Financial Review and Prospects—Operating Results—Salaries and Related Costs”.

Employee Training

We operate a central training and learning center in Daejon and three regional training centers in Wonju, Gimhae and Najoo, offering 238 courses in subjects such as management and new technologies. In 2002, over 26,000 of our employees participated in such courses at our central and regional training centers, new employees receive training in technology and service, and selected employees receive additional training to enhance their knowledge and leadership skills. We also send selected employees to the Korea Advanced Institute of Science and Technology for training and to universities in Korea and abroad.

Item 7.    Major Shareholders and Related Party Transactions

MAJOR SHAREHOLDERS

The following table sets forth certain information relating to the shareholders of our common stock as of December 31, 2002.

Shareholders	Number of Shares	Percent of Class
SK Telecom(1)	29,808,333	9.6
Brandes Investment Partners	18,769,057	6.1
Employee stock ownership association	17,678,198	5.7
National Pension Corporation	7,859,178	2.6
Directors and executive officers as a group	7,576	0.0
Public	173,421,205	56.1
KT Corporation (held in the form of treasury stock)(2)(3)(4)(5)(6)	61,534,112	19.9

Total(7)	309,077,659	100.0%

(1)	Settlement for our December 30, 2002 exchange of 4,457,635 shares of SK Telecom for 15,454,659 of our shares held by SK Telecom plus Won 212 billion occurred on January 3, 2003. Accordingly, SK Telecom’s shareholding as of December 31, 2002 includes these 15,454,659 shares. On January 10, 2003, we exchanged 3,809,288 shares of SK Telecom for 14,353,674 of our shares held by SK Telecom plus Won 123 billion. SK Telecom no longer owns any interest in us.
(2)	Includes 1,250,330 shares of treasury stock owned by our treasury stock fund.
(3)	Includes 47,519,360 shares of treasury stock reserved for delivery upon conversion of the convertible bonds issued in January 2002 and May 2002.
(4)	On January 6, 2003, we retired 15,454,659 shares of treasury stock.
(5)	On January 10, 2003, we acquired an additional 14,353,679 shares as treasury shares from SK Telecom as a result of a stock swap transaction.
(6)	On June 17, 2003, we acquired 2,937,000 shares on the Korea Stock Exchange for retirement.
(7)	Upon retirement of 15,454,659 shares of treasury stock on January 6, 2003 and 2,937,000 shares of treasury stock on June 20, 2003, the number of shares of our common stock issued decreased to 290,686,000 shares.

Before 1993, the Government owned all of our shares. Since 1993, the Government has gradually reduced its ownership and currently does not own any of our issued shares.

For a discussion of our relationship with the Government, see “Operating and Financial Review and Prospects—Relationship with the Government”. For a discussion of the Government’s dispositions and plans for future dispositions of shares, see “Information on the Company—Privatization”.

RELATED PARTY TRANSACTIONS

On November 29, 2002 and December 13, 2002, we sold all of our 46.6% interest in KT ICOM to KT Freetel for Won 540 billion in cash and Won 309 billion in 3-month short term notes. We also purchased Won 336 billion of convertible bonds issued by KT Freetel on November 29, 2002. These convertible bonds have a maturity of three years and are convertible into shares of KT Freetel after one year from the issuance date at an exercise price of Won 37,200 per share.

We have issued guarantees of Won 289 billion as of December 31, 2000, Won 112 billion as of December 31, 2001 and Won 81 billion as of December 31, 2002, in favor of our consolidated subsidiaries. We have also engaged in various transactions with our subsidiaries and affiliated companies. See Note 2(a) of Notes to Consolidated Financial Statements.

Item 8.    Financial Information

See “Item 18—Financial Statements” and pages F-1 through F-76.

Item 9.    The Offer and Listing

Notes and Warrants

Our 7.50% Notes due 2006 and 7.625% Notes due 2007 are traded in the over-the-counter market. Sales prices for the Notes are not regularly reported on any exchange or other quotation service. Our 0.25% Convertible Notes due 2007 are listed on the Luxembourg Stock Exchange. There is no existing trading market for our 4.30% Bonds due 2005 and Warrants to purchase 9,270,200 common shares.

Shares and ADSs

The principal trading market for the shares is the Korea Stock Exchange. The ADSs are traded on the New York Stock Exchange under the symbol “KTC”. The ADSs have been admitted to the Official List of the London Stock Exchange. Each ADS represents one-half of one share.

Markets

The Korea Stock Exchange

The Korea Stock Exchange began its operations in 1956. Currently it is the only stock exchange in Korea. It has a single trading floor located in Seoul. The Korea Stock Exchange is a non-profit making organization privately managed by its members, consisting of all Korean securities companies and some Korean branches of foreign securities companies.

As of December 31, 2002, the aggregate market value of equity securities listed on the Korea Stock Exchange was approximately Won 259 trillion. The average daily trading volume of equity securities for 2002 was approximately 857 million shares with an average transaction value of Won 3,042 billion.

The Korea Stock Exchange has the power in some circumstances to suspend trading in the shares of a given company or to de-list a security. The Korea Stock Exchange also restricts share price movements. All listed companies are required to file accounting reports annually and quarterly and to release immediately all information that may affect trading in a security.

The Government has in the past exerted, and continues to exert, substantial influence over many aspects of the private sector business community which can have the intention or effect of depressing or boosting the market. In the past, the Government has informally both encouraged and restricted the declaration and payment of dividends, induced mergers to reduce what it considers excess capacity in a particular industry and induced private companies to offer publicly their securities.

The Korea Stock Exchange publishes the Korea Composite Stock Price Index every thirty seconds, which is an index of all equity securities listed on the Korea Stock Exchange. On January 1, 1983, the method of computing the Korea Composite Stock Price Index was changed from the Dow Jones method to the aggregate value method. In the new method, the market capitalizations of all listed companies are aggregated, subject to certain adjustments, and this aggregate is expressed as a percentage of the aggregate market capitalization of all listed companies as of the base date, January 4, 1980.

Movements in Korea Composite Stock Price Index are set out in the following table together with the associated dividend yields and price earnings ratios.

					Period Average
Year	Opening	High	Low	Closing	Dividend Yield(1) (percent)		Price Earnings Ratio(2)
1979	131.28	131.28	104.38	118.97	17.8		3.8
1980	100.00	119.36	100.00	106.87	20.9		2.6
1981	97.95	165.95	93.14	131.37	13.2		3.1
1982	123.60	134.49	106.00	127.31	10.5		3.4
1983	122.52	134.46	115.59	121.21	6.9		3.8
1984	116.73	142.46	114.37	142.46	5.1		4.5
1985	139.53	163.37	131.40	163.37	5.3		5.2
1986	161.40	279.67	153.85	272.61	4.3		7.6
1987	264.82	525.11	264.82	525.11	2.6		10.9
1988	532.04	922.56	527.89	907.20	2.4		11.2
1989	919.61	1,007.77	844.75	909.72	2.0		13.9
1990	908.59	928.82	566.27	696.11	2.2		12.8
1991	679.75	763.10	586.51	610.92	2.6		11.2
1992	624.23	691.48	459.07	678.44	2.2		10.9
1993	697.41	874.10	605.93	866.18	1.6		12.7
1994	879.32	1,138.75	855.37	1,027.37	1.2		16.2
1995	1,013.57	1,016.77	847.09	882.94	1.2		16.4
1996	888.85	986.84	651.22	651.22	1.3		17.8
1997	653.79	792.29	350.68	376.31	1.5		17.0
1998	385.49	579.86	280.00	562.46	1.9		10.8
1999	587.57	1,028.07	498.42	1,028.07	1.1		13.5
2000	1,059.04	1,059.04	500.60	504.62	1.6	(3)	18.6	(3)
2001	520.95	704.50	468.76	693.70	2.0	(3)	14.2	(3)
2002	724.95	937.61	584.04	627.55	1.4	(3)	17.8	(3)
2003 (through June 25)	635.17	690.49	515.24	674.03	2.0	(3)	12.6	(3)

Source:	The Korea Stock Exchange
(1)	Dividend yields are based on daily figures. Before 1983, dividend yields were calculated at the end of each month. Dividend yields after January 3, 1984 include cash dividends only.
(2)	The price earnings ratio is based on figures for companies that record a profit in the preceding year.
(3)	Starting in April 2000, dividend yield and price earnings ratio of KOSPI 200, an index of 200 equity securities listed on the Korea Stock Exchange. Starting in April 2000, excludes classified companies, companies which did not submit annual reports to the Korea Stock Exchange, and companies which received disqualified opinion from external auditors.

Shares are quoted “ex-dividend” on the first trading day of the relevant company’s accounting period; since the calendar year is the accounting period for the majority of listed companies, this may account for the drop in the Korea Composite Stock Price Index between its closing level at the end of one calendar year and its opening level at the beginning of the following calendar year.

With certain exceptions, principally to take account of a share being quoted “ex-dividend” and “ex-rights”, permitted upward and downward movements in share prices of any category of shares on any day are limited under the rules of the Korea Stock Exchange to 15% of the previous day’s closing price of the shares, rounded down as set out below:

Previous Day’s Closing Price (Won)	Rounded Down To (Won)
Less than 5,000.	5
5,000 to less than 10,000	10
10,000 to less than 50,000	50
50,000 to less than 100,000	100
100,000 to less than 500,000	500
500,000 or more .	1,000

As a consequence, if a particular closing price is the same as the price set by the fluctuation limit, the closing price may not reflect the price at which persons would have been prepared, or would be prepared to continue, if so permitted, to buy and sell shares. Orders are executed on an auction system with priority rules to deal with competing bids and offers.

Due to a recent deregulation of restrictions on brokerage commission rates, the brokerage commission rate on equity securities transactions may be determined by the parties, subject to commission schedules being filed with the Korea Stock Exchange by the securities companies. In addition, a securities transaction tax will generally be imposed on the transfer of shares or certain securities representing rights to subscribe for shares at the rate of 0.15% if such transfer is made through the Korea Stock Exchange. A special agricultural and fishery tax of 0.15% of the sales prices will also be imposed on transfer of these shares and securities on the Korea Stock Exchange. See “Taxation—Korean Taxation”.

The number of companies listed on the Korea Stock Exchange, the corresponding total market capitalization at the end of the periods indicated and the average daily trading volume for those periods are set forth in the following table:

	Market Capitalization on the Last Day of Each Period			Average Daily Trading Volume, Value
Year	Number of Listed Companies	(Millions of Won)	(Thousands of Dollars)(1)	Thousands of Shares	(Millions of Won)	(Thousands of Dollars)(1)
1979	355	2,609,414	5,391,351	5,382	4,579	4,641
1980	352	2,526,553	3,828,691	5,654	3,897	5,905
1981	343	2,959,057	4,224,207	10,565	8,708	12,433
1982	334	3,000,494	4,407,711	9,704	6,667	8,904
1983	328	3,489,654	4,386,743	9,325	5,941	7,468
1984	336	5,148,460	6,222,456	14,847	10,642	12,862
1985	342	6,570,404	7,380,818	18,925	12,315	13,834
1986	355	11,994,233	13,924,115	31,755	32,870	38,159
1987	389	26,172,174	33,033,162	20,353	70,185	88,584
1988	502	64,543,685	94,348,318	10,367	198,364	289,963
1989	626	95,476,774	140,489,660	11,757	280,967	414,431
1990	669	79,019,676	110,301,055	10,866	183,692	256,500
1991	686	73,117,833	96,182,364	14,022	214,263	281,850
1992	688	84,711,982	107,502,515	24,028	308,246	391,175
1993	693	112,665,260	139,419,948	35,130	574,048	676,954
1994	699	151,217,231	191,729,721	36,862	776,257	984,223
1995	721	141,151,399	182,201,367	26,130	487,762	629,614
1996	760	117,369,988	139,031,021	26,571	486,834	575,733
1997	776	70,988,897	50,161,742	41,525	555,759	392,707
1998	748	137,798,451	114,090,455	97,716	660,429	471,432
1999	725	349,503,966	305,137,040	278,551	3,481,620	3,039,654
2000	704	188,041,490	150,162,898	306,163	2,602,211	2,078,028
2001	689	255,850,070	194,784,979	473,241	1,997,420	1,520,685
2002	683	258,680,756	216,071,436	857,245	3,041,595	2,540,590
2003 (through June 25)	681	279,655,608	235,162,805	606,556	2,022,522	1,700,781

Source:	The Korea Stock Exchange
(1)	Converted at the Concentration Base Rate of The Bank of Korea or the Market Average Exchange Rate, as the case may be, at the end of the periods indicated.

The Korean securities markets are principally regulated by the Financial Supervisory Commission of Korea and the Securities and Exchange Act. The Securities and Exchange Act was amended fundamentally numerous times in recent years to broaden the scope and improve the effectiveness of official supervision of the securities markets. As amended, the law imposes restrictions on insider trading and price manipulation, requires specified information to be made available by listed companies to investors and establishes rules regarding margin trading, proxy solicitation, takeover bids, acquisition of treasury shares and reporting requirements for shareholders holding substantial interests.

Further Opening of the Korean Securities Market

A stock index futures market was opened on May 3, 1996 and a stock index option market was opened on July 7, 1997, in each case at the Korea Stock Exchange. Remittance and repatriation of funds in connection with investment in stock index futures and options are subject to regulations similar to those that govern remittance and repatriation in the context of foreign investment in Korean stocks.

Starting from May 1, 1996, foreign investors were permitted to invest in warrants representing the right to subscribe for shares of a company listed on the Korea Stock Exchange or registered on the KOSDAQ, subject to certain investment limitations. A foreign investor may not acquire such warrants with respect to shares of a class of a company for which the ceiling on aggregate investment by foreigners has been reached or exceeded.

As of December 30, 1997, foreign investors were permitted to invest in all types of corporate bonds, bonds issued by national or local governments and bonds issued in accordance with certain special laws without being subject to any aggregate or individual investment ceiling. The Financial Supervisory Commission sets forth procedural requirements for such investments. The Government announced on February 8, 1998 its plans for the liberalization of the money market with respect to investment in money market instruments by foreigners in 1998. According to the plan, foreigners have been permitted to invest in money market instruments issued by corporations, including commercial paper, starting February 16, 1998 with no restrictions as to the amount. Starting May 25, 1998, foreigners have been permitted to invest in certificates of deposit and repurchase agreements.

Currently, foreigners are permitted to invest in securities including shares of all Korean companies which are not listed on the Korea Stock Exchange nor registered on the KOSDAQ and in bonds which are not listed.

Protection of Customer’s Interest in Case of Insolvency of Securities Companies

Under Korean law, the relationship between a customer and a securities company in connection with a securities sell or buy order is deemed to be consignment and the securities acquired by a consignment agent (i.e., the securities company) through such sell or buy order are regarded as belonging to the customer in so far as the customer and the consignment agent’s creditors are concerned. Therefore, in the event of a bankruptcy or reorganization procedure involving a securities company, the customer of the securities company is entitled to the proceeds of the securities sold by the securities company.

When a customer places a sell order with a securities company which is not a member of the Korea Stock Exchange and this securities company places a sell order with another securities company which is a member of the Korea Stock Exchange, the customer is still entitled to the proceeds of the securities sold received by the non-member company from the member company regardless of the bankruptcy or reorganization of the non-member company.

Under the Securities and Exchange Act, the Korea Stock Exchange is obliged to indemnify any loss or damage incurred by a counterparty as a result of a breach by its members. If a securities company which is a member of the Korea Stock Exchange breaches its obligation in connection with a buy order, the Korea Stock Exchange is obliged to pay the purchase price on behalf of the breaching member. Therefore, the customer can acquire the securities that have been ordered to be purchased by the breaching member.

When a customer places a buy order with a non-member company and the non-member company places a buy order with a member company, the customer has the legal right to the securities received by the non-member company from the member company because the purchased securities are regarded as belonging to the customer in so far as the customer and the non-member company’s creditors are concerned.

As the cash deposited with a securities company is regarded as belonging to the securities company, which is liable to return the same at the request of its customer, the customer cannot take back deposited cash from the securities company if a bankruptcy or reorganization procedure is instituted against the securities company and, therefore, can suffer from loss or damage as a result. However, the Depositor Protection Act provides that Korea Deposit Insurance Corporation will, upon the request of the investors, pay investors up to Won 50 million in case of the securities company’s bankruptcy, liquidation, cancellation of securities business license or other insolvency events. Pursuant to the Securities and Exchange Act, as amended, securities companies are required to deposit the cash received from its customers to the extent the amount not covered by the insurance with the Korea Securities Finance Corporation, a special entity established pursuant to the Securities and Exchange Act.

Set-off or attachment of cash deposits by securities companies is prohibited. The premiums related to this insurance are paid by securities companies.

Market Price Information

Common Stock

Our shares were listed on the Korea Stock Exchange on December 23, 1998.

The price of the shares on the Korea Stock Exchange as of the close of trading on June 25, 2003 was Won 48,350 per Share. The table below shows the high and low closing prices and the average daily volume of trading activity on the Korea Stock Exchange for the shares since December 23, 1998.

	Price		Average Daily Trading Volume
	High	Low
	(in Won)		(Number of Shares)
1998 (from December 23)	38,000	28,750	85,487
1999	179,000	33,550	977,499
First quarter	45,000	33,550	789,344
Second quarter	79,000	41,800	1,025,689
Third quarter	91,500	72,200	730,069
Fourth quarter	179,000	74,300	1,355,593
2000	169,000	58,000	941,178
First quarter	169,000	94,000	1,366,174
Second quarter	102,500	73,000	1,173,388
Third quarter	96,900	58,000	510,957
Fourth quarter	73,000	59,000	696,727
2001	81,900	40,500	716,042
First quarter	81,900	55,600	738,074
Second quarter	63,000	51,100	729,157
Third quarter	54,600	40,500	606,358
Fourth quarter	56,800	44,800	788,673
2002	65,000	41,350	1,261,121
First quarter	65,000	44,300	1,772,568
Second quarter	63,200	46,650	1,334,419
Third quarter	56,300	41,350	932,334
Fourth quarter	55,000	48,100	1,031,093
December	55,000	50,700	1,517,868
2003 (through June 25)	53,600	41,900	831,486
First quarter	53,600	41,900	760,406
January	53,600	47,100	887,640
February	49,000	42,800	731,129
March	44,600	41,900	661,055
Second quarter (through June 25)	50,400	44,200	907,468
April	50,400	44,200	775,150
May	49,000	44,300	865,242
June (through June 25)	48,350	44,500	1,125,899

Source:	Korea Stock Exchange.

ADSs

The outstanding ADSs, each of which represents one-half of one share of our common stock, are traded on the New York Stock Exchange and the London Stock Exchange.

The price of the ADSs on the New York Stock Exchange as of the close of trading on June 24, 2003 was $19.92 per ADS. The table below shows the high and low trading prices and the average daily volume of trading activity on the New York Stock Exchange for our ADSs since May 25, 1999.

	Price		Average Daily Trading Volume
	High	Low
	(in US$)		(Number of ADSs)
1999 (from May 25)	74.75	27.56	575,160
Second quarter (from May 25)	40.00	27.56	1,419,844
Third quarter	44.25	31.75	440,850
Fourth quarter	74.75	31.50	388,502
2000	74.50	26.88	467,352
First quarter	74.50	41.13	582,749
Second quarter	48.88	32.13	493,857
Third quarter	49.88	30.75	353,878
Fourth quarter	37.88	26.88	438,925
December	35.19	26.88	384,170
2001	39.88	16.39	1,085,253
First quarter	39.88	22.50	541,265
Second quarter	27.75	20.35	889,440
Third quarter	21.87	16.39	1,235,822
Fourth quarter	24.94	18.10	1,666,189
2002	24.64	18.12	1,084,210
First quarter	24.49	18.12	1,620,290
Second quarter	24.64	21.45	1,100,248
Third quarter	22.76	19.42	900,939
Fourth quarter	22.60	19.43	749,067
December	22.60	21.32	463,829
2003 (through June 24)	22.58	16.85	899,950
First quarter	22.58	16.85	904,731
January	22.58	20.33	941,048
February	20.87	18.05	987,932
March	18.44	16.85	793,138
Second quarter (through June 24)	20.43	17.53	895,007
April	20.43	17.53	726,676
May	20.42	18.77	835,495
June (through June 24)	20.11	18.65	1,176,459

Source:	New York Stock Exchange.

Item 10.    Additional Information

ARTICLES OF INCORPORATION

This section provides information relating to our capital stock, including brief summaries of material provisions of our articles of incorporation, the Korean Securities and Exchange Act of 1962 (the “Securities and Exchange Act”), the Commercial Code, the Privatization Law and related laws of Korea, all as currently in effect. The following summaries are subject to, and are qualified in their entirety by reference to, our articles of incorporation and the applicable provisions of the Securities and Exchange Act and the Commercial Code. We have filed copies of our articles of incorporation and these laws as exhibits to registration statements under the Securities Act or the Securities Exchange Act previously filed by us.

General

Currently, our authorized share capital is 1,000,000,000 shares, which consists of shares of common stock, par value Won 5,000 per share (“Common Shares”) and shares of non-voting preferred stock, par value Won 5,000 per share (“Non-Voting Shares”). Common Shares and Non-Voting Shares together are referred to as “Shares”. Under our articles of incorporation, we are authorized to issue Non-Voting Shares up to one-fourth of our total issued capital stock. As of December 31, 2002, 309,077,659 Common Shares were issued, of which 1,250,330 shares were held by the treasury stock fund and an additional 60,283,782 shares were held by us as treasury shares. We have never issued any Non-Voting Shares. All of the issued Common Shares are fully-paid and non-assessable and are in registered form. We issue share certificates in denominations of 1, 5, 10, 50, 100, 500, 1,000 and 10,000 shares.

Dividends

We distribute dividends to our shareholders in proportion to the number of shares owned by each shareholder. No dividends are distributed with respect to shares held by us or our treasury stock fund. The Common Shares represented by the ADSs have the same dividend rights as other outstanding Common Shares.

Holders of Non-Voting Shares are entitled to receive dividends in priority to the holders of Common Shares in an amount of not less than 9% of the par value of the Non-Voting Shares as determined by the board of directors at the time of their issuance, provided that if the dividends on the Common Shares exceed those on the Non-Voting Shares, the Non-Voting Shares will also participate in the distribution of such excess dividend amount in the same proportion as the Common Shares. If the amount available for dividends is less than the aggregate amount of such minimum dividend, the holders of Non-Voting Shares will be entitled to receive such accumulated unpaid dividend in priority to the holders of Common Shares from the dividends payable in respect of the next fiscal year.

We declare dividends annually at the annual general meeting of shareholders which is held within three months after the end of the fiscal year. We pay the annual dividend shortly after the annual general meeting to the shareholders of record as of the end of the preceding fiscal year. We may distribute the annual dividend in cash or in Shares. However, a dividend of Shares must be distributed at par value. If the market price of the Shares is less than their par value, dividends in Shares may not exceed one-half of the annual dividend. We may pay interim dividends in cash once a year to shareholders or registered pledgees who are registered in the registry of shareholders as of June 30 of each fiscal year by a resolution of the board of directors. We have no obligation to pay any annual dividend unclaimed for five years from the payment date.

Under the Commercial Code, we may pay our dividend only out of the excess of our net assets, on a non-consolidated basis, over the sum of (1) our stated capital and (2) the total amount of our capital surplus reserve and legal reserve accumulated up to the end of the relevant dividend period. In addition, we may not pay any dividend unless we have set aside as legal reserve an amount equal to at least 10% of the cash portion of the dividend or unless we have accumulated a legal reserve of not less than one-half of our stated capital. Financial Supervisory Commission regulations applicable to companies listed on the Korea Stock Exchange requires us to set aside specified amounts as financial structure improvement reserve until the ratio of our shareholders’ equity to the total assets reaches 30.0%. We may not use legal reserve to pay cash dividends but may transfer amounts from legal reserve to capital stock or use legal reserve to reduce an accumulated deficit. See Note 24 of Notes to Consolidated Financial Statements.

Distribution of Free Shares

In addition to paying dividends in Shares out of our retained or current earnings, we may also distribute to our shareholders an amount transferred from our capital surplus or legal reserve to our stated capital in the form of free shares. We must distribute such free shares to all our shareholders in proportion to their existing shareholdings.

Preemptive Rights and Issuance of Additional Shares

We may issue authorized but unissued shares at times and, unless otherwise provided in the Commercial Code, on terms our board of directors may determine. Subject to the limitation described in “Limitation on Shareholdings” below, all our shareholders are generally entitled to subscribe for any newly issued Shares in proportion to their existing shareholdings. We must offer new Shares on uniform terms to all shareholders who have preemptive rights and are listed on our shareholders’ register as of the relevant record date. Under the Commercial Code, we may vary, without shareholders’ approval, the terms of these preemptive rights for different classes of shares. We must give public notice of the preemptive rights regarding new Shares and their transferability at least two weeks before the relevant record date. Our board of directors may determine how to distribute Shares for which preemptive rights have not been exercised or where fractions of Shares occur.

Under the Commercial Code, the new Shares, convertible bonds or bonds with warrants must be issued to persons other than the existing shareholders solely for the purpose of achieving managerial objectives. Under our articles of incorporation, we may issue new Shares pursuant to a board resolution to persons other than existing shareholders, who in these circumstances will not have preemptive rights, if the new Shares are:

•	publicly offered pursuant to the Securities and Exchange Act;

•	issued to members of our employee stock ownership association;

•	represented by depositary receipts;

•	issued upon exercise of stock options granted to our officers and employees;

•	issued through an offering to public investors, the amount of which is no more than 10% of the issued Shares;

•	issued in order to satisfy specific needs such as strategic alliance, inducement of foreign funds or new technology, improvement of financial structure or other capital raising requirement; or

•	issued to domestic or foreign financial institutions when necessary for raising funds in emergency cases.

In addition, we may issue convertible bonds or bonds with warrants, each up to an aggregate principal amount of Won 2,000 billion, to persons other than existing shareholders in situations described above.

Members of our employee stock ownership association, whether or not they are our shareholders, generally have a preemptive right to subscribe for up to 20% of the Shares publicly offered pursuant to the Securities and Exchange Act. This right is exercisable only to the extent that the total number of Shares so acquired and held by members of our employee stock ownership association does not exceed 20% of the total number of Shares then issued. As of December 31, 2002, approximately 5.7% of the issued Shares were held by members of our employee stock ownership association.

Limitation on Shareholdings

The Telecommunications Business Law permits maximum aggregate foreign shareholdings in us of 49% of the issued shares with voting rights. In addition, (1) a foreigner, (2) a foreign government or (3) a company in which foreigners and foreign governments hold 80% or more shares with voting rights in the aggregate or hold 15% or more shares with voting rights in the aggregate and a foreigner or a foreign government is the largest shareholder, may not be our largest shareholder. A foreigner who has acquired the Shares in excess of such ceiling described above may not exercise its voting rights for shares in excess of such limitation, and the Ministry of Information and Communication may require corrective measures to comply with the ownership restrictions.

General Meeting of Shareholders

We hold the annual general meeting of shareholders within three months after the end of each fiscal year. Subject to a board resolution or court approval, we may hold an extraordinary general meeting of shareholders:

•	as necessary;

•	at the request of holders of an aggregate of 3% or more of our issued Common Shares;

•	at the request of shareholders holding an aggregate of 1.5% or more of our issued Shares for at least six months; or

•	at the request of our audit committee

Holders of Non-Voting Shares may request a general meeting of shareholders only after the Non-Voting Shares become entitled to vote or are enfranchised, as described under “—Voting Rights” below.

We must give shareholders written notice setting out the date, place and agenda of the meeting at least two weeks before the date of the general meeting of shareholders. However, for holders of less than 1% of the total number of issued and issued Common Shares, we may give notice by placing at least two public notices in at least two daily newspapers at least two weeks in advance of the meeting. Currently, we use The Korea Daily News, Maeil Business Newspaper and The Korea Economic Daily published in Seoul for this purpose. Shareholders not on the shareholders’ register as of the record date are not entitled to receive notice of the general meeting of shareholders or attend or vote at the meeting. Holders of Non-Voting Shares, unless enfranchised, are not entitled to receive notice of general meetings of shareholders, but may attend such meetings.

Our general meetings of shareholders are held at our head office, in Sungnam, or if necessary, may be held anywhere near our head office or in Seoul.

Voting Rights

Holders of our Common Shares are entitled to one vote for each Common Share, except that voting rights of Common Shares held by us, or by a corporate shareholder that is more than 10% owned by us either directly or indirectly, may not be exercised. The Commercial Code permits cumulative voting, under which voting method each shareholder has multiple voting rights corresponding to the number of directors to be appointed in the voting and may exercise all voting rights cumulatively to elect one director. Our articles of incorporation permit cumulative voting at our shareholders’ meeting. Under the Securities and Exchange Act, any shareholder holding shares equivalent to not less than 1/100 of the total number of shares issued may ask us to select and appoint such directors by cumulative voting.

Our shareholders may adopt resolutions at a general meeting by an affirmative majority vote of the voting shares present or represented at the meeting, where the affirmative votes also represent at least one-fourth of our total voting shares then outstanding. However, under the Commercial Code, the following matters require approval by the holders of at least two-thirds of the voting shares present or represented at a meeting, where the affirmative votes also represent at least one-third of our total voting shares then outstanding:

•	amending our articles of incorporation;

•	removing a director;

•	effecting any dissolution, merger or consolidation of us;

•	transferring the whole or any significant part of our business;

•	effecting our acquisition of all of the business of any other company or our acquisition of a part of the business of any other company which will significantly affect our business; or

•	issuing any new Shares at a price lower than their par value.

In general, holders of Non-Voting Shares are not entitled to vote on any resolution or receive notice of any general meeting of shareholders. However, in the case of amendments to our articles of incorporation, any merger or consolidation of us, capital reductions or in some other cases which affect the rights or interests of the Non-Voting Shares, approval of the holders of Non-Voting Shares is required. We may obtain such approval by a resolution of holders of at least two-thirds of the Non-Voting Shares present or represented at a class meeting of the holders of Non-Voting Shares, where the affirmative votes also represent at least one-third of our total issued Non-Voting Shares. In addition, if we are unable to pay dividends on Non-Voting Shares as provided in our articles of incorporation, the holders of Non-Voting Shares will become enfranchised and will be entitled to exercise voting rights until those dividends are paid. The holders of enfranchised Non-Voting Shares have the same rights as holders of Common Shares to request, receive notice of, attend and vote at a general meeting of shareholders.

Shareholders may exercise their voting rights by proxy. The proxy must present a document evidencing an appropriate power of attorney prior to the start of the general meeting of shareholders.

Holders of ADRs exercise their voting rights through the depositary bank, an agent of which is the record holder of the underlying Common Shares. Subject to the provisions of the deposit agreement, ADR holders are entitled to instruct the depositary bank how to vote the Common Shares underlying their ADSs. See “Description of Securities Other than Equity Securities—Description of American Depositary Shares—Voting Rights”.

Rights of Dissenting Shareholders

In some limited circumstances, including the transfer of the whole or any significant part of our business and our merger or consolidation with another company, dissenting shareholders have the right to require us to purchase their Shares. To exercise this right, shareholders must submit to us a written notice of their intention to dissent before the general meeting of shareholders. Within 20 days after the relevant resolution is passed at a meeting, the dissenting shareholders must request us in writing to purchase their Shares. We are obligated to purchase the Shares of dissenting shareholders within one month after the expiration of the 20-day period. The purchase price for the Shares is required to be determined through negotiation between the dissenting shareholders and us. If we cannot agree on a price through negotiation, the purchase price will be the average of (1) the weighted average of the daily Share prices on the Korea Stock Exchange for the two-month period before the date of the adoption of the relevant board resolution, (2) the weighted average of the daily Share price on the Korea Stock Exchange for the one month period before the date of the adoption of the relevant board resolution and (3) the weighted average of the daily Share price on the Korea Stock Exchange for the one week period before the date of the adoption of the relevant board resolution. However, the Financial Supervisory Commission may adjust this price if we or holders of 30% or more of the Shares we are obligated to purchase do not accept the purchase price. Holders of ADSs will not be able to exercise dissenter’s rights unless they have withdrawn the underlying common stock and become our direct shareholders.

Register of Shareholders and Record Dates

Our transfer agent, Kookmin Bank, maintains the register of our shareholders at its office in Seoul, Korea. It registers transfers of Shares on the register of shareholders on presentation of the Share certificates.

The record date for annual dividends is December 31. For the purpose of determining the shareholders entitled to annual dividends, the register of shareholders may be closed for the period from the day after the record date to January 31 of the following year. Further, for the purpose of determining the shareholders entitled to some other rights pertaining to the Shares, we may, on at least two weeks’ public notice, set a record date and/or close the register of shareholders for not more than three months. The trading of Shares and the delivery of share certificates may continue while the register of shareholders is closed.

Annual Report

At least one week before the annual general meeting of shareholders, we must make our annual report and audited non-consolidated financial statements available for inspection at our principal office and at all of our branch offices. In addition, copies of annual reports, the audited non-consolidated financial statements and any resolutions adopted at the general meeting of shareholders will be available to our shareholders.

Under the Securities and Exchange Act, we must file with the Financial Supervisory Commission and the Korea Stock Exchange (1) an annual securities report within 90 days after the end of our fiscal year and (2) interim reports with respect to the three month period, six month period and nine month period from the beginning of each fiscal year within 45 calendar days following the end of each period. Copies of these reports are or will be available for public inspection at the Financial Supervisory Commission and the Korea Stock Exchange.

Transfer of Shares

Under the Commercial Code, the transfer of Shares is effected by delivery of share certificates. However, to assert shareholders’ rights against us, the transferee must have his name and address registered on our register of shareholders. For this purpose, a shareholder is required to file his name, address and seal with our transfer agent. A non-Korean shareholder may file a specimen signature in place of a seal, unless he is a citizen of a country with a sealing system similar to that of Korea. In addition, a non-resident shareholder must appoint an agent authorized to receive notices on his behalf in Korea and file a mailing address in Korea. The above requirements do not apply to the holders of ADSs.

Under current Korean regulations, Korean securities companies and banks, including licensed branches of non-Korean securities companies and banks, investment management companies, futures trading companies, internationally recognized foreign custodians and the Korea Securities Depository may act as agents and provide related services for foreign shareholders. Certain foreign exchange controls and securities regulations apply to the transfer of Shares by non-residents or non-Koreans. See “—Exchange Controls”.

Our transfer agent is Kookmin Bank, located at 24-3, Yoido-dong, Youngdungpo-ku, Seoul, Korea.

Acquisition of Shares by Us

We may not acquire our own Shares except in limited circumstances, such as a reduction in capital. In addition, we may acquire Shares through purchases on the Korea Stock Exchange or through a tender offer. We may also acquire interests in our own Shares through agreements with trust companies, securities investment trust companies and securities investment companies. The aggregate purchase price for the Shares may not exceed the total amount available for distribution of dividends at the end of the preceding fiscal year, subject to certain procedural requirements, provided that, in case of acquisition of our own Shares by us for the purpose of cancellation, the aggregate purchase price may not exceed the total amount available for distribution of dividends at the end of the preceding fiscal year minus certain reserves.

In general, corporate entities in which we own a 50% or more equity interest may not acquire our Shares.

Liquidation Rights

In the event of our liquidation, after payment of all debts, liquidation expenses and taxes, our remaining assets will be distributed among shareholders in proportion to their shareholdings. Holders of Non-Voting Shares have no preference in liquidation.

LEGAL PROCEEDINGS

Dispute with the Fair Trade Commission

On February 20, 2001, the Fair Trade Commission issued a cease and desist order prohibiting us from engaging in any activity amounting to an unfair intra-group transaction, claiming that certain of our transactions with our affiliates were in violation of the Fair Trade Laws. The Fair Trade Commission alleged that we had unfairly assisted our affiliates by paying them unreasonably high service fees. The Fair Trade Commission imposed a fine of approximately Won 30 billion, which we paid. On July 9, 2001, the Korean Fair Trade Commission rejected our appeal. We filed an appeal in the High Court of Korea and intend to continue to seek redress in the courts.

Retirement Benefits Disputes

In October 2000, approximately 4,500 of our former and current employees, who had previously been employed by the Ministry of Information and Commission and transferred to us in 1981, filed a lawsuit against us claiming that we owe to them an additional Won 27 billion for retirement and severance benefits. Their claim was that we should have given them full credit for their military service, whereas we believed that we were in compliance with the laws in effect at that time. In July 2002, the Seoul District Court held in favor of the claimants and ordered that we pay to the claimants Won 27 billion plus interest for retirement and service benefits. Interest accrued as of December 31, 2002 totaled Won 6.1 billion. The Seoul District Court also ordered that we pay the full amount of the judgment amount although the judgment was not concluded finally, and we filed an application for an order suspending such payment obligation pending our appeal of the judgment. The court accepted our application for suspension of execution of the judgment without requiring any monetary deposit, and we are in the process of appealing the Seoul District Court’s decision to the Seoul High Court. To date, we have not made any provision for the judgment. Although we plan to vigorously defend against this claim, we are unable to predict the outcome of this lawsuit or any similar future claims. In the event that the courts ultimately rule in favor of the plaintiffs, we cannot rule out the possibility that similar claims may be brought in the future by another approximately 1,400 of our former and current employees.

Dispute in the Philippines

In September 2001 and December 2001, two of three subcontractors of Korea Telecom Philippines, Inc. (“KTPI”), our wholly-owned subsidiary in the Philippines, filed lawsuits seeking damages of approximately US$19 million and US$10 million, respectively, from us in connection with a telecommunication project where KTPI acted as the project manager. PT&T, the project coordinator, defaulted on payments to KTPI and, as a consequence, KTPI was unable to make payments to the three subcontractors. Although their contracts were entered into with KTPI, the plaintiffs brought their claims against us on the basis that KTPI is a small, wholly-owned subsidiary with insufficient assets to pay the claimed amounts and we are the actual party owing payment obligations to such sub-contractors. With respect to the claim for US$19 million, which was brought by Korea Communications Engineering, the Seoul District Court held in December 2002 that we should pay US$4.17 million and applicable interest accrued on such amount to the claimant. The Seoul District Court also ordered that the full amount of the judgment be paid although the judgment was not concluded finally, and we filed an application for an order suspending such payment obligation pending our appeal of the judgment. We were ordered to pay Won 1 billion to the court, pending our appeal, and we are in the process of appealing the Seoul District Court’s judgment to the Seoul High Court. The claim for US$10 million was brought by Ssangyong Singapore Pte., Ltd. in the Seoul District Court, but the claim for the entire amount was denied on June 20, 2003. However, Ssangyong Singapore Pte., Ltd. may file an appeal, and we cannot give assurance that the ultimate outcome of this lawsuit or any similar future claims will be favorable to us.

Interruption and Slowdown of Internet Services

In April 2003, a suit was filed by 1,587 claimants (including People’s Solidarity for Participatory Democracy, at-home users of the Internet and businesses providing access to the Internet to consumers in their premises) against us and seven other defendants, including five Internet service providers. The claimants have claimed damages in the amount of Won 117 million as a result of interruption and slowdown of Internet services. The interruption and slowdown of Internet services in certain areas was caused by a worm virus that infected MS-SQL server and jammed Internet traffic. We plan to defend against this claim on the basis that it is too onerous to require that we and the other defendants be held liable to protect end-users of Internet services from any and all viruses that may inflict the telecommunications network through which such Internet services are provided, especially in the case of viruses that originate from outside Korea, as was the case in this case. Although we plan to vigorously defend against this claim, we are unable to predict the outcome of this lawsuit or any similar future claims. We further understand that the class of claimants and the amounts claimed in this lawsuit may be increased.

Miscellaneous

We are a defendant in various court proceedings involving claims for civil damages arising in the ordinary course of our business. While we are unable to predict the ultimate disposition of these claims, in the opinion of our management, the ultimate disposition of these claims will not, taken as a whole, have a material adverse effect on us.

EXCHANGE CONTROLS AND SECURITIES REGULATIONS

General

The Foreign Exchange Transaction Act and the Presidential Decree and regulations under that Act and Decree (collectively the “Foreign Exchange Transaction Laws”) regulate investment in Korean securities by non-residents and issuance of securities outside Korea by Korean companies. Under the Foreign Exchange Transaction Laws, non-residents may invest in Korean securities only to the extent specifically allowed by these laws or otherwise permitted by the Ministry of Finance and Economy. The Financial Supervisory Commission has also adopted, pursuant to its authority under the Korean Securities and Exchange Act, regulations that restrict investment by foreigners in Korean securities and regulate issuance of securities outside Korea by Korean companies.

Under the Foreign Exchange Transaction Laws, if the Government deems that certain emergency circumstances, including, but not limited to, the outbreak of natural calamities, wars or grave and sudden changes in domestic or foreign economies, are likely to occur, the Ministry of Finance and Economy may temporarily suspend the transactions where Foreign Exchange Transaction Laws are applicable, or impose an obligation to deposit or sell capital to certain Korean governmental agencies or financial institutions. In addition, if the

Government deems that it is confronted or is likely to be confronted with serious difficulty in movement of capital between Korea and abroad which will bring serious obstacles in carrying out its currency policies, exchange rate policies and other macroeconomic policies, the Ministry of Finance and Economy may take measures to require any person who plans to conduct transactions to obtain permission or to require any person who performs transactions to deposit such capital to certain Korean governmental agencies or financial institutions.

Government Review of Issuance of ADSs

In order for us to issue shares represented by ADSs in an amount exceeding US$30 million, we are required to file a prior report of the issuance with the Ministry of Finance and Economy. No further Korean governmental approval is necessary for the initial offering and issuance of the ADSs.

Under current Korean laws and regulations, the depositary bank is required to obtain our prior consent for the number of shares to be deposited in any given proposed deposit which exceeds the difference between (1) the aggregate number of shares deposited by us or with the consent of us for the issuance of ADSs (including deposits in connection with the initial and all subsequent offerings of ADSs and stock dividends or other distributions related to these ADSs) and (2) the number of shares on deposit with the depositary bank at the time of such proposed deposit. We can give no assurance that we would grant our consent, if our consent is required. Therefore, a holder of ADRs who surrenders ADRs and withdraws shares may not be permitted subsequently to deposit those shares and obtain ADRs.

Reporting Requirements for Holders of Substantial Interests

Any person whose direct or beneficial ownership of shares, whether in the form of shares or ADSs, certificates representing the rights to subscribe for Shares and equity-related debt securities including convertible bonds and bonds with warrants (collectively, the “Equity Securities”) together with the Equity Securities beneficially owned by certain related persons or by any person acting in concert with the person accounts for 5% or more of the total issued Equity Securities is required to report the status of the holdings to the Financial Supervisory Commission and the Korea Stock Exchange within five business days after reaching the 5% ownership interest. In addition, any change in the ownership interest subsequent to the report which equals or exceeds 1% of the total issued Equity Securities is required to be reported to the Financial Supervisory Commission and the Korea Stock Exchange within five business days from the date of the change.

Violation of these reporting requirements may subject a person to criminal sanctions such as fines or imprisonment and may result in a loss of voting rights with respect to the unreported ownership of Equity Securities exceeding 5%. Furthermore, the Financial Supervisory Commission may issue an order to dispose of non-reported Equity Securities.

Restrictions Applicable to ADSs

No Korean governmental approval is necessary for the sale and purchase of ADSs in the secondary market outside Korea or for the withdrawal of shares underlying ADSs and the delivery inside Korea of shares in connection with the withdrawal, provided that a foreigner who intends to acquire the shares must obtain an investment registration card from the Financial Supervisory Service as described below. The acquisition of the shares by a foreigner must be reported by the foreigner or his standing proxy in Korea immediately to the Governor of the Financial Supervisory Service.

Persons who have acquired shares as a result of the withdrawal of shares underlying the ADSs may exercise their preemptive rights for new shares, participate in free distributions and receive dividends on shares without any further governmental approval.

Restrictions Applicable to Shares

As a result of amendments to the Foreign Exchange Transaction Laws and Financial Supervisory Commission regulations (together, the “Investment Rules”) adopted in connection with the stock market opening from January 1992 and after that date, foreigners may invest, with limited exceptions and subject to procedural requirements, in all shares of Korean companies, whether listed on the Korea Stock Exchange or registered on the KOSDAQ, unless prohibited by specific laws. Foreign investors may trade shares listed on the Korea Stock Exchange or registered on the KOSDAQ only through the Korea Stock Exchange or the KOSDAQ, except in limited circumstances, including:

•	odd-lot trading of shares;

•	acquisition of shares (“Converted Shares”) by exercise of warrant, conversion right under convertible bonds or withdrawal right under depositary receipts issued outside of Korea by a Korean company;

•	acquisition of shares as a result of inheritance, donation, bequest or exercise of shareholders’ rights, including preemptive rights or rights to participate in free distributions and receive dividends; and

•	over-the-counter transactions between foreigners of a class of shares for which the ceiling on aggregate acquisition by foreigners, as explained below, has been reached or exceeded.

For over-the-counter transactions of shares between foreigners outside the Korea Stock Exchange or the KOSDAQ for shares with respect to which the limit on aggregate foreign ownership has been reached or exceeded, a securities company licensed in Korea must act as an intermediary. Odd-lot trading of shares outside the Korea Stock Exchange or the KOSDAQ must involve a licensed securities company in Korea as the other party. Foreign investors are prohibited from engaging in margin transactions through borrowing shares from a securities company with respect to shares which are subject to a foreign ownership limit.

The Investment Rules require a foreign investor who wishes to invest in shares on the Korea Stock Exchange or the KOSDAQ (including Converted Shares) to register its identity with the Financial Supervisory Service prior to making any such investment; however, the registration requirement does not apply to foreign investors who acquire Converted Shares with the intention of selling such Converted Shares within three months from the date of acquisition of the Converted Shares. Upon registration, the Financial Supervisory Service will issue to the foreign investor an investment registration card which must be presented each time the foreign investor opens a brokerage account with a securities company. Foreigners eligible to obtain an investment registration card include foreign nationals who are individuals residing abroad for more than six months, foreign governments, foreign municipal authorities, foreign public institutions, international financial institutions or similar international organizations, corporations incorporated under foreign laws and any person in any additional category designated by decree of the Ministry of Finance and Economy. All Korean offices of a foreign corporation as a group are treated as a separate foreigner from the offices of the corporation outside Korea. However, a foreign corporation or depositary bank issuing depositary receipts may obtain one or more investment registration cards in its name in certain circumstances as described in the relevant regulations.

Upon a foreign investor’s purchase of shares through the Korea Stock Exchange or the KOSDAQ, no separate report by the investor is required because the investment registration card system is designed to control and oversee foreign investment through a computer system. However, a foreign investor’s acquisition or sale of shares outside the Korea Stock Exchange or the KOSDAQ (as discussed above) must be reported by the foreign investor or his standing proxy to the Governor of the Financial Supervisory Service at the time of each such acquisition or sale; provided, however, that a foreign investor must ensure that any acquisition or sale by it of shares outside the Korea Stock Exchange or the KOSDAQ in the case of trades in connection with a tender offer, odd-lot trading of shares or trades of a class of shares for which the aggregate foreign ownership limit has been reached or exceeded, is reported to the Governor of the Financial Supervisory Service by the securities company engaged to facilitate such transaction. A foreign investor must appoint one or more standing proxies from among the Korea Securities Depository, foreign exchange banks, including domestic branches of foreign banks, securities companies, including domestic branches of foreign securities companies, investment trust companies, futures trading companies and internationally recognized custodians which will act as a standing proxy to exercise shareholders’ rights or perform any matters related to the foregoing activities if the foreign investor does not perform these activities himself. However, a foreign investor may be exempted from complying with these standing proxy rules with the approval of the Governor of the Financial Supervisory Service in cases deemed inevitable by reason of conflict between laws of Korea and the home country of the foreign investor.

Certificates evidencing shares of Korean companies must be kept in custody with an eligible custodian in Korea. Only foreign exchange banks, including domestic branches of foreign banks, securities companies, including domestic branches of foreign securities companies, the Korea Securities Depository, investment trust companies, futures trading companies and internationally recognized custodians are eligible to act as a custodian of shares for a non-resident or foreign investor. A foreign investor must ensure that his custodian deposits its shares with the Korea Securities Depository. However, a foreign investor may be exempted from complying with this deposit requirement with the approval of the Governor of the Financial Supervisory Service in circumstances where compliance with that requirement is made impracticable, including cases where compliance would contravene the laws of the home country of such foreign investor.

Under the Investment Rules, with certain exceptions, foreign investors may acquire shares of a Korean company without being subject to any foreign investment ceiling. As one such exception, designated public corporations are subject to a 40% ceiling on the acquisition of shares by foreigners in the aggregate. Designated public corporations may set a ceiling on the acquisition of shares by a single person within 3% of the total number of shares. Currently, Korea Electric Power Corporation is the only designated public corporation which has set such a ceiling. Furthermore, an investment by a foreign investor of not less than 10% of the issued shares with voting rights of a Korean company is defined as a direct foreign investment under the Foreign Investment Promotion Law, which is, in general, subject to the report to, and acceptance, by the Ministry of Commerce, Industry and Energy. The acquisition of our Shares by a foreign investor is also subject to the restrictions prescribed in the Telecommunications Business Law. The Telecommunications Business Law limits the maximum aggregate foreign shareholdings in us to 49% of the total issued shares with voting rights and prohibits a foreign shareholder from being our largest shareholder. A foreigner who has acquired Shares in excess of such restriction described above may not exercise its voting rights with respect to the Shares exceeding such limitations.

Under the Foreign Exchange Transaction Laws, a foreign investor who intends to acquire shares must designate a foreign exchange bank at which he must open a foreign currency account and a Won account exclusively for stock investments. No approval is required for remittance into Korea and deposit of foreign currency funds in the foreign currency account. Foreign currency funds may be transferred from the foreign currency account at the time required to place a deposit for, or settle the purchase price of, a stock purchase transaction to a Won account opened at a securities company. Funds in the foreign currency account may be remitted abroad without any governmental approval.

Dividends on Shares are paid in Won. No governmental approval is required for foreign investors to receive dividends on, or the Won proceeds of the sale of, any shares to be paid, received and retained in Korea. Dividends paid on, and the Won proceeds of the sale of, any shares held by a non-resident of Korea must be deposited either in a Won account with the investor’s securities company or his Won Account. Funds in the investor’s Won Account may be transferred to his foreign currency account or withdrawn for local living expenses up to certain limitations. Funds in the Won Account may also be used for future investment in shares or for payment of the subscription price of new shares obtained through the exercise of preemptive rights.

The securities companies and investment trust companies were allowed to open foreign currency accounts with foreign exchange banks exclusively for accommodating foreign investors’ stock investments in Korea.

Through these accounts, these securities companies and investment trust companies may enter into foreign exchange transactions on a limited basis, such as conversion of foreign currency funds and Won funds, either as a counterparty to or on behalf of foreign investors, without the investors having to open their own accounts with foreign exchange banks.

TAXATION

The following summary is based upon tax laws of the United States and the Republic of Korea as in effect on the date of this annual report on Form 20-F, and is subject to any change in United States or Korean law that may come into effect after such date. Investors in the convertible notes, bonds, warrants, shares of common stock or ADSs are advised to consult their own tax advisers as to the United States, Korean or other tax consequences of the purchase, ownership and disposition of such securities, including the effect of any national, state or local tax laws. In this section, all references to “convertible notes” mean our 0.25% Convertible Notes due 2007 and all references to “bonds” mean our 7.50% Notes due 2006, 7.625% Notes due 2007 and 4.30% Bonds due 2005.

Korean Taxation

The following summary of Korean tax considerations applies to you as long as you are not:

•	a resident of Korea;

•	a corporation organized under Korean law; or

•	engaged in a trade or business in Korea through a permanent establishment or a fixed base.

Convertible Notes or Bonds

Tax on Interest

In principle, interest paid to a non-resident by a Korean company is subject to withholding of Korean income or corporation tax unless exempted by relevant laws or tax treaties. However, the Special Tax Treatment Control Law of Korea (the “STTCL”) exempts interest on convertible notes or bonds denominated in a foreign currency (excluding payments to a Korean corporation or resident other than to its overseas permanent establishment) from Korean income and corporation tax. The residence tax referred to below is also therefore eliminated. Therefore, under the STTCL, you may be exempt from any Korean withholding tax on convertible notes or bonds.

Tax on Capital Gains

Korean tax laws currently exclude from Korean taxation gains made by a non-resident without a permanent establishment in Korea from the sale of convertible notes or bonds to non-residents (unless the sale is to the non-resident’s permanent establishment in Korea). In addition, capital gains earned by non-residents in Korea from the transfer of convertible notes or bonds taking place outside of Korea are currently exempt from taxation by virtue of the STTCL, provided that the offering of the convertible notes or bonds is deemed to be an overseas issuance under the STTCL.

In the absence of an applicable treaty or any other special tax laws reducing or eliminating capital gains tax, the applicable rate of tax is the lower of 11.0% of the gross realization proceeds or (subject to the production of satisfactory evidence of the acquisition cost and the transaction cost of the relevant Korean securities) 27.5% of the gain made. There is no provision under relevant Korean law for offsetting gains and losses or otherwise aggregating transactions for the purpose of computing the net gain attributable to sales of Korean securities. If you are a resident of the United States for the purposes of the income tax treaty currently in force between Korea and the United States (“US-Korea Tax Treaty”), you are generally entitled to an exemption from Korean taxation in respect of any capital gain realized on a disposition of convertible notes or bonds, regardless of whether the disposition is to a Korean resident or made within Korea. In order to obtain the benefit of a tax exemption available under applicable tax treaties on or after July 1, 2002, you should submit to the purchaser or the securities company, as applicable, the application for the exemption prior to the time of the payment, together with a certificate of your tax residence issued by a competent authority of your resident country. However, this requirement will not apply to the exemption under Korean tax laws.

There is no liability for tax on capital gains in respect of the delivery of shares of common stock following the conversion of the convertible notes. The Korean tax authority has interpreted that the acquisition cost of such shares which are subsequently sold is to be calculated as the acquisition cost of the relevant convertible notes.

Inheritance Tax and Gift Tax

Korean inheritance tax is imposed upon (1) all assets (wherever located) of the deceased if at the time of death the deceased was domiciled in Korea and (2) all property located in Korea which passes on death (irrespective of the domicile of the deceased). Gift tax is imposed in similar circumstances to the above. Taxes are currently imposed at the rate of 10% to 50% if the value of the relevant property is above a certain limit and the tax amount varies according to the value of the relevant property and the identity of the parties involved. Under Korean inheritance and gift tax laws, convertible notes or bonds issued by Korean corporations are deemed located in Korea irrespective of where they are physically located or by whom they are owned.

Shares, ADSs or Warrants

Dividends on Shares of Common Stock or ADSs

Unless an applicable tax treaty provides otherwise, we will deduct Korean withholding tax from dividends paid to you either in cash or shares at a rate of 27.5%. If you are a resident of a country that has entered into a tax treaty with Korea, you may qualify for a reduced rate of Korean withholding tax under such a treaty. For example, if you are a qualified resident of the United States for purposes of the US-Korea Tax Treaty (the “Treaty”) and you are the beneficial owner of a dividend, a reduced withholding tax rate of 16.5% generally will apply. You will not be entitled to claim treaty benefits if you are not the beneficial owner of a dividend.

In order to obtain the benefits of a reduced withholding tax rate under a tax treaty, you must submit to us, prior to the dividend payment date, such evidence of tax residence as may be required by the Korean tax authorities. In the case of ADSs, evidence of tax residence may be submitted to us through the depositary. In addition, on or after July 1, 2002, in order to obtain the benefit of a tax exemption available under applicable tax treaties, you should submit an exemption application prior to the time of the dividend payment, together with a certificate of your tax residence issued by a competent authority of your resident country. Excess taxes withheld generally are not recoverable even if you subsequently produce evidence that you were entitled to have tax withheld at a lower rate.

If we distribute to you free shares representing a transfer of certain capital reserves or asset revaluation reserves into paid-in capital, that distribution may be a deemed dividend subject to Korean tax.

Capital Gains

Capital gain from a sale of shares of common stock will generally be exempt from Korean taxation if you have owned, together with certain related parties, less than 25% of our total issued shares during the year of sale and the five calendar years before the year of sale, and the sale is made through the Korea Stock Exchange. Capital gain earned by a non-Korean holder from a sale of ADSs or warrants outside of Korea are exempt from Korean taxation by virtue of the STTCL, provided that the issuance of the ADSs or warrants is deemed to be an overseas issuance under the STTCL.

There is no liability for tax on capital gains in respect of the delivery of shares of common stock following the exercise of the warrants. The Korean tax authority has interpreted that the acquisition cost of such shares which are subsequently sold is to be calculated as the subscription price of the shares plus acquisition cost of the relevant warrants.

If you are subject to tax on capital gain from a sale of ADSs, or shares of common stock that you acquired as a result of a withdrawal, your gain will be calculated based on your cost of acquiring the ADSs representing the shares of common stock, although there are no specific Korean tax provisions or rulings on this issue. In the absence of the application of a tax treaty that exempts or reduces the rate of tax on capital gain, the amount of Korean tax imposed on such capital gains will be the lesser of 11% of the gross realization proceeds or, subject to the production of satisfactory evidence of the acquisition cost and the transaction costs of the ADSs, 27.5% of the net capital gain.

If you sell your shares of common stock, ADSs or warrants, the purchaser or, in the case of a sale of shares of common stock on the Korea Stock Exchange or through a licensed securities company in Korea, the licensed securities company, is required to withhold Korean tax from the sales price in an amount equal to 11% of the gross realization proceeds and to make payment thereof to the Korean tax authorities, unless you establish your entitlement to an exemption or lower rate of taxation under an applicable tax treaty or produce satisfactory evidence of your acquisition cost and the transaction costs for the shares of common stock, ADSs or warrants. In order to obtain the benefit of an exemption of tax pursuant to a tax treaty, you must submit to the purchaser or the securities company (or through the depositary), as the case may be, prior to the first payment, an exemption application, together with a certificate of your tax residence issued by a competent authority of your residence country. This requirement will not apply to exemptions under Korean tax law. Excess taxes withheld are generally not recoverable even if you subsequently produce evidence that you were entitled to have taxes withheld at a lower rate.

Inheritance Tax and Gift Tax

Korean inheritance tax is imposed upon (a) all assets (wherever located) of the deceased if at the time of his death he was domiciled in Korea and (b) all property located in Korea which passes on death (irrespective of the domicile of the deceased). Gift tax is imposed in similar circumstances to the above. Taxes are currently imposed at the rate of 10% to 50% if the value of the relevant property is above a certain limit and vary according to the identity of the parties involved.

Under Korean Inheritance and Gift Tax Law, shares issued by a Korean corporation are deemed located in Korea irrespective of where they are physically located or by whom they are owned. It remains unclear whether, for Korean inheritance and gift tax purposes, a non-resident holder of ADSs will be treated as the owner of the shares underlying the ADSs. If such non-resident is treated as the owner of the shares, the heir or donee of such non-resident (or in certain circumstances, the non-resident as the donor) will be subject to Korean inheritance or gift tax at the same rate as described above.

Securities Transaction Tax

If you transfer shares of common stock or warrants on the Korea Stock Exchange, you will be subject to securities transaction tax at a rate of 0.15% and an agriculture and fishery special tax at a rate of 0.15%, calculated based on the sales price of the shares or warrants. If you transfer shares of common stock or warrants and your transfer is not made on the Korea Stock Exchange you will generally be subject to the securities transaction tax at a rate of 0.5% and will generally not be subject to the agriculture and fishery special tax. Transfers of ADSs will not be subject to either the securities transaction tax or the agriculture and fishery special tax.

Although a tax ruling has been issued to the effect that a foreign holder of depositary shares will not be subject to securities transaction tax upon (i) deposit of underlying stock and receipt of depositary shares or upon (ii) the surrender of depositary shares and withdrawal of originally deposited underlying stock, an issue still remains as to whether, in the case where the depositary shares were transferred by one holder to another (which transfer is not subject to securities transaction tax it itself), the surrender of depositary shares and withdrawal of underlying stock by the subsequent (as opposed to the initial) holder of depositary shares will be treated as a taxable event for the purpose of the securities transaction tax. The Korean tax authorities issued another ruling indicating that securities transaction tax would be imposed “when depository shares which were issued upon deposit with an overseas depository of stock issued by a Korean company are later converted into the underlying stock,” except in the circumstances mentioned in the previously discussed ruling issued by the Korean tax authorities. This ruling, however, is silent on certain essential points such as the party responsible for the payment of the tax as well as the amount of tax due in such event. As a result, it remains uncertain under Korean tax law whether the surrender of depositary shares and withdrawal of underlying stock by the holders of depositary other than an initial holder will not trigger the securities transaction tax.

United States Federal Income Taxation

This summary describes the material U.S. federal income tax consequences to you, if you are a U.S. holder (as defined below), of owning our convertible notes, bonds, warrants, shares of common stock or ADSs. This summary applies to you only if you hold convertible notes, bonds, warrants, shares of common stock or ADSs as capital assets for tax purposes and, in the case of the convertible notes, only if you purchased such convertible notes in the applicable initial offering at their issue price. This summary does not apply to you if you are a member of a class of holders subject to special rules, such as:

•	a dealer in securities or currencies;

•	a trader in securities that elects to use a mark-to-market method of accounting for your securities holdings;

•	a bank;

•	a life insurance company;

•	a tax-exempt organization;

•	a person that holds convertible notes, bonds, warrants, shares of common stock or ADSs that are a hedge or that are hedged against interest rate or currency risks;

•	a person that holds convertible notes, bonds, warrants, shares of common stock or ADSs as part of a straddle or conversion transaction for tax purposes;

•	a person whose functional currency for tax purposes is not the U.S. dollar; or

•	a person that owns or is deemed to own 10% or more of any class of our stock.

This summary is based on laws, treaties and regulatory interpretations in effect on the date hereof, all of which are subject to change, possibly on a retroactive basis.

Please consult your own tax advisers concerning the U.S. federal, state, local and other national tax consequences of purchasing, owning and disposing of convertible notes, bonds, warrants, shares of common stock or ADSs in your particular circumstances.

For purposes of this summary, you are a “U.S. holder” if you are a beneficial owner of a convertible note, bond, warrant, share of common stock or ADS that is:

•	a citizen or resident of the United States;

•	a U.S. domestic corporation; or

•	subject to U.S. federal income tax on a net income basis with respect to income from the convertible note, bond, warrant, share of common stock or ADS.

Convertible Notes

Stated Interest

Payments of stated interest on the convertible notes will generally be subject to U.S. federal income taxation as ordinary income at the time such payments are accrued or received, in accordance with your method of tax accounting.

Premium

If you purchase a convertible note at a cost greater than the convertible note’s remaining redemption amount (i.e., the total of all future payments to be made on the convertible note other than payments of stated interest), you will be considered to have purchased the convertible note at a premium, and you may elect to amortize the premium as an offset to interest income, using a constant yield method, over the remaining term of the convertible note. If you make this election, it generally will apply to all debt instruments that you hold at the time of the election, as well as any debt instruments that you subsequently acquire. In addition, you may not revoke the election without the consent of the Internal Revenue Service. If you elect to amortize the premium, you will be required to reduce your tax basis in the convertible note by the amount of the premium amortized during your holding period. Convertible notes purchased at a premium will not be subject to the original issue discount rules described above. If you do not elect to amortize premium, the amount of premium will be included in your tax basis in the convertible note. Therefore, if you do not elect to amortize premium and you hold the convertible note to maturity, you generally will be required to treat the premium as capital loss when the convertible note matures.

Market Discount

If you purchase a convertible note at a price that is lower than the convertible note’s remaining redemption amount, by 0.25% or more of the remaining redemption amount, multiplied by the number of remaining whole years to maturity, the convertible note will be considered to bear “market discount” in your hands. In this case, any gain that you realize on the disposition of the convertible note generally will be treated as ordinary interest income to the extent of the market discount that accrued on the convertible note during your holding period. In addition, you may be required to defer the deduction of a portion of the interest paid on any indebtedness that you incurred or continued to purchase or carry the convertible note. In general, market discount will be treated as accruing ratably over the term of the convertible note, or, at your election, under a constant yield method.

You may elect to include market discount in gross income currently as it accrues (on either a ratable or constant yield basis), in lieu of treating a portion of any gain realized on a sale of the convertible note as ordinary income. If you elect to include market discount on a current basis, the interest deduction deferral rule described above will not apply. If you do make such an election, it will apply to all market discount debt instruments that you acquire on or after the first day of the first taxable year to which the election applies. The election may not be revoked without the consent of the Internal Revenue Service.

Conversion

For U.S. federal income tax purposes, if you elect to convert a convertible note into shares of common stock or ADSs pursuant to the conversion right incorporated in the terms of the convertible note, you generally will realize no gain or loss from the conversion. Your basis in the shares of common stock or ADSs received upon such a conversion generally will be equal to your adjusted basis in the convertible notes so converted, and your holding period for such shares of common stock and ADSs generally will include the period during which you held such convertible notes.

Adjustment of the Conversion Price

The conversion ratio of the convertible notes is subject to adjustment under certain circumstances. Adjustments that have the effect of increasing the proportionate interest of a holder of the convertible notes in our assets or earnings (for example, an adjustment following the distribution of property by us to our shareholders) can give rise to deemed dividend income to those holders; similarly, a failure to adjust the conversion ratio to reflect a stock dividend or other event increasing the proportionate interest of the holders of the outstanding shares of common stock or ADSs can in some circumstances give rise to deemed dividend income to those holders.

Sale, Exchange or other Disposition

Except as described above under “—Conversion,” you will generally recognize gain or loss on a sale, exchange or other disposition of a convertible note (including pursuant to any cash settlement) in an amount equal to the difference between the amount realized on such sale, exchange or other disposition (less any accrued stated interest, which will be taxable as ordinary interest income) and your adjusted basis in the convertible note (or, in the case of cash settlement in respect of less than all of the shares of common stock or ADSs into which the convertible notes may be converted, the amount of such basis allocable to the cash settlement amount). Initially, your tax basis in a convertible note generally will equal the cost of the convertible note to you. Your basis will increase by any amounts that you are required to include in income under the rules governing market discount, and will decrease by the amount of any amortized premium and any payments other than stated interest made on the convertible note. Gain or loss that you recognize on a sale, exchange or other disposition of a convertible note generally will be capital gain or loss, and will be long-term capital gain or loss if the convertible note was held for more than one year. Your ability to offset capital losses against ordinary income is limited. Long-term capital gain recognized by an individual U.S. holder generally is subject to taxation at reduced rates.

Foreign Tax Credit Considerations

You should consult your own tax advisers to determine whether you are subject to any special rules that limit your ability to make effective use of foreign tax credits, including the possible adverse impact of failing to take advantage of benefits under the income tax treaty between the United States and Korea. If no such rules apply, you may claim a credit against your U.S. federal income tax liability for Korean taxes withheld from payments of interest or in respect of a conversion of the convertible notes into shares of common stock or ADSs, or you may, at your election, deduct such Korean taxes in computing your taxable income, subject to generally applicable limitations under U.S. tax law.

As discussed above, your conversion of convertible notes into shares of common stock or ADSs generally will not be a taxable event for U.S. federal income tax purposes (and, thus, no U.S. federal income tax will be imposed on any gains realized by you on such a conversion transaction). Consequently, any Korean withholding tax imposed on a conversion of convertible notes into shares of common stock or ADSs would be treated for U.S. federal income tax purposes as being imposed on “general limitation” income. Such treatment may affect your ability to utilize any available foreign tax credit in respect of such Korean tax.

The calculation of foreign tax credits and, if you elect to deduct foreign taxes, the availability of deductions involve the application of complex rules that depend on your particular circumstances. You should consult your own tax advisers regarding the creditability and deductibility of such taxes.

The Bonds

Stated Interest

Payments of stated interest on the bonds will generally be subject to U.S. federal income taxation as ordinary income at the time such payments are accrued or received, in accordance with your method of tax accounting.

Original Issue Discount

If you invest in a bond, you generally will be subject to the special tax accounting rules for “original issue discount” obligations provided by the Internal Revenue Code and certain U.S. Treasury regulations. The difference between the issue price and the stated redemption price at maturity of the bonds will be the “original issue discount.” The aggregate “issue price” of the bonds is the total principal amount thereof less the fair market value of the warrants at the time of the issuance. The “stated redemption price at maturity” will include all payments under the bonds other than payments of stated interest. You should be aware that, as described in greater detail below, if you invest in a bond, you generally will be required to include original issue discount in ordinary gross income for U.S. federal income tax purposes as it accrues, although you may not yet have received the cash attributable to that income.

In general, and regardless of whether you use the cash or the accrual method of tax accounting, if you are the holder of a bond, you will be required to include in ordinary gross income the sum of the “daily portions” of original issue discount on that bond for all days during the taxable year that you own the bond. The daily portions of original issue discount on a bond are determined by allocating to each day in any accrual period a ratable portion of the original issue discount allocable to that period. Accrual periods may be any length and may vary in length over the term of a bond, so long as no accrual period is longer than one year and each scheduled payment of principal or interest occurs on the first or last day of an accrual period. The amount of original issue discount on a bond allocable to each accrual period is determined by:

(i)	multiplying the “adjusted issue price” (as defined below) of the bond at the beginning of the accrual period by a fraction, the numerator of which is the annual yield to maturity (defined below) of the bond and the denominator of which is the number of accrual periods in a year; and

(ii)	subtracting from that product the amount payable as stated interest allocable to that accrual period.

The “adjusted issue price” of a bond at the beginning of any accrual period will generally be the sum of its issue price (including any accrued interest) and the amount of original issue discount allocable to all prior accrual periods, reduced by the amount of all payments other than any stated interest payments on the bond in all prior accrual periods. All payments on a bond (other than stated interest) will generally be viewed first as payments of previously accrued original issue discount (to the extent of the previously accrued discount), with payments considered made from the earliest accrual periods first, and then as a payment of principal. The “annual yield to maturity” of a bond is the discount rate (appropriately adjusted to reflect the length of accrual periods) that causes the present value on the issue date of all payments on the bond to equal the issue price. As a result of this “constant yield” method of including original issue discount income, the amounts you will be required to include in your gross income if you invest in a bond generally will be lower in the early years and higher in the later years than amounts that would be includible on a straight-line basis.

You generally may make an irrevocable election to include in income your entire return on a bond (i.e., the excess of all remaining payments to be received on the bond, including payments of stated interest, over the amount you paid for the bond) under the constant yield method described above. If you purchase bonds at a premium or market discount and if you make this election, you will also be deemed to have made the election (discussed below under the “Premium” and “Market Discount”) to amortize premium or to accrue market discount currently on a constant yield basis in respect of all other premium or market discount bonds that you hold.

If you purchase a bond at a cost less than its remaining redemption amount (i.e., the total of all future payments to be made on the bond other than payments of stated interest), you generally will also be required to include in gross income the daily portions of original issue discount, calculated as described above. However, if you acquire a bond at a price greater than its adjusted issue price, you will be entitled to reduce your periodic inclusions of original issue discount to reflect the premium paid over the adjusted issue price.

Premium

If you purchase a bond at a cost greater than the bond’s remaining redemption amount, you will be considered to have purchased the bond at a premium, and you may elect to amortize the premium as an offset to interest income, using a constant yield method, over the remaining term of the bond. If you make this election, it generally will apply to all debt instruments that you hold at the time of the election, as well as any debt instruments that you subsequently acquire. In addition, you may not revoke the election without the consent of the Internal Revenue Service. If you elect to amortize the premium, you will be required to reduce your tax basis in the bond by the amount of the premium amortized during your holding period. Bonds purchased at a premium will not be subject to the original issue discount rules described above.

If you do not elect to amortize premium, the amount of premium will be included in your tax basis in the bond. Therefore, if you do not elect to amortize premium and you hold the bond to maturity, you generally will be required to treat the premium as capital loss when the bond matures.

Market Discount

If you purchase a bond at a price that is lower than the bond’s adjusted issue price, by 0.25% or more of the adjusted issue price, multiplied by the number of remaining whole years to maturity, the bond will be considered to bear “market discount” in your hands. In this case, any gain that you realize on the disposition of the bond generally will be treated as ordinary interest income to the extent of the market discount that accrued on the bond during your holding period. In addition, you may be required to defer the deduction of a portion of the interest paid on any indebtedness that you incurred or continued to purchase or carry the bond. In general, market discount will be treated as accruing ratably over the term of the bond, or, at your election, under a constant yield method.

You may elect to include market discount in gross income currently as it accrues (on either a ratable or constant yield basis), in lieu of treating a portion of any gain realized on a sale of the bond as ordinary income. If you elect to include market discount on a current basis, the interest deduction deferral rule described above will not apply. If you do make such an election, it will apply to all market discount debt instruments that you acquire on or after the first day of the first taxable year to which the election applies. The election may not be revoked without the consent of the Internal Revenue Service.

Sale, Exchange and Retirement of the Bonds

You will generally recognize gain or loss on a sale, exchange or other disposition of a bond in an amount equal to the difference between the amount realized on such sale, exchange or other disposition (less any accrued stated interest, which will be taxable as ordinary interest income) and your adjusted basis in the bond. Initially, your tax basis in a bond generally will equal the cost of the bond to you. Your basis will increase by any amounts that you are required to include in income under the rules governing original issue discount and market discount, and will decrease by the amount of any amortized premium and any payments other than stated interest made on the bond. (The rules for determining these amounts are discussed above.) Except as discussed above with respect to market discount, gain or loss recognized on a sale, exchange or other disposition of a bond generally will be capital gain or loss, and will be long-term capital gain or loss if the bond was held for more than one year. Your ability to offset capital losses against ordinary income is limited. Long-term capital gain recognized by an individual U.S. holder generally is subject to taxation at reduced rates.

Foreign Tax Credit Considerations

You should consult your own tax advisers to determine whether you are subject to any special rules that limit your ability to make effective use of foreign tax credits, including the possible adverse impact of failing to take advantage of benefits under the income tax treaty between the United States and Korea. If no such rules apply, you may claim a credit against your U.S. federal income tax liability for Korean taxes withheld from payments of interest, or you may, at your election, deduct such Korean taxes in computing your taxable income, subject to generally applicable limitations under U.S. tax law.

The calculation of foreign tax credits and, if you elect to deduct foreign taxes, the availability of deductions involve the application of complex rules that depend on your particular circumstances. You should consult your own tax advisers regarding the creditability and deductibility of such taxes.

The Warrants

Sale of Warrants

You will generally recognize capital gain or loss if you sell a warrant. Your gain or loss will equal the difference between the proceeds you receive and your basis in the warrant. The proceeds you receive will include the amount of any cash and the fair market value of any other property received for the warrant. Your basis in the warrant will equal the amount you paid for the warrant. The gain or loss that you recognize on a sale of a warrant will generally be treated as United States source gain or loss. Such gain or loss will be capital gain or loss and will be long-term capital gain or loss if at the time of sale, the warrant has been held for more than one year. Capital gains of individuals derived with respect to capital assets held for more than one year are eligible for reduced rates of taxation. The deductibility of capital losses is subject to limitations.

Exercise of Warrants

In general, you will not recognize gain or loss upon the exercise of a warrant, except with respect to cash, if any, paid in lieu of the issuance of fractional shares. Upon exercise of a warrant, your basis in the shares of common stock or ADSs acquired will be the sum of your basis in the warrant and the amount paid upon exercise of the warrant.

If upon exercise of a warrant you receive any cash in lieu of (i) shares of common stock or (ii) fractional shares of shares of common stock, you will recognize gain or loss, and the character and amount of gain or loss will be determined as if you had received such shares of common stock or fractional shares and then immediately sold them for cash. Your holding period of the shares of common stock or ADSs acquired upon exercise of a warrant begins on the day following the day of exercise.

Expiration of Warrants

If the warrants expire unexercised, you will recognize a loss equal to your basis in the warrants. A loss realized upon expiration of the warrant will be capital loss if you would have held the shares of common stock as a capital asset and will be long-term capital loss if held for more than a year. The deductibility of capital losses is subject to limitations.

Adjustment of the Exercise Price

The exercise price of the warrants is subject to adjustment under certain circumstances. Adjustments that have the effect of increasing the proportionate interest of a holder of the warrants in our assets or earnings (for example, an adjustment following the distribution of property by us to our shareholders) can give rise to deemed dividend income to those holders; similarly, a failure to adjust the exercise ratio to reflect a stock dividend or other event increasing the proportionate interest of the holders of the outstanding shares of common stock or ADSs can in some circumstances give rise to deemed dividend income to those holders.

The Shares of Common Stock and ADSs

In general, if you hold ADSs, you will be treated as the holder of the shares of common stock represented by those ADSs for U.S. federal income tax purposes, and no gain or loss will be recognized if you exchange an ADS for the shares of common stock represented by that ADS.

Dividends

The gross amount of cash dividends that you receive (prior to deduction of Korean taxes) generally will be subject to U.S. federal income taxation as foreign source dividend income. Dividends paid in Won will be included in your income in a U.S. dollar amount calculated by reference to the exchange rate in effect on the date of your (or, in the case of ADSs, the depositary’s) receipt of the dividend, regardless of whether the payment is in fact converted into U.S. dollars. If such a dividend is converted into U.S. dollars on the date of receipt, you generally should not be required to recognize foreign currency gain or loss in respect of the dividend income. Subject to certain exceptions for short-term (60 days or less) and hedged positions, the U.S. dollar amount of dividends received by an individual U.S. holder in respect of shares or ADSs after December 31, 2002 and before January 1, 2009 is subject to taxation at a maximum rate of 15%. U.S. holders should consult their own tax advisers regarding the availability of the reduced dividend tax rate in the light of their own particular circumstances.

Distributions of additional shares in respect of shares of common stock or ADSs that are made as part of a pro-rata distribution to all of our shareholders generally will not be subject to U.S. federal income tax.

Sales and Other Dispositions

For U.S. federal income tax purposes, gain or loss you realize on the sale or other disposition of shares of common stock or ADSs will be capital gain or loss, and will be long-term capital gain or loss if the shares of common stock or ADSs were held for more than one year. Your ability to offset capital losses against ordinary income is limited. Long-term capital gain recognized by an individual U.S. holder generally is subject to taxation at reduced rates.

Foreign Tax Credit Considerations

You should consult your own tax advisers to determine whether you are subject to any special rules that limit your ability to make effective use of foreign tax credits, including the possible adverse impact of failing to take advantage of benefits under the income tax treaty between the United States and Korea. If no such rules apply, you may claim a credit against your U.S. federal income tax liability for Korean taxes withheld from dividends on shares of common stock or ADSs, so long as you have owned the shares of common stock or ADSs (and not entered into specified kinds of hedging transactions) for at least a 16-day period that includes the ex-dividend date. Instead of claiming a credit, you may, at your election, deduct such Korean taxes in computing your taxable income, subject to generally applicable limitations under U.S. tax law. Korean taxes withheld from a distribution of additional shares that is not subject to U.S. tax will be treated for U.S. federal income tax purposes as imposed on “general limitation” income. Such treatment may affect your ability to utilize any available foreign tax credit in respect of such taxes.

Any Korean securities transaction tax or agriculture and fishery special tax that you pay will not be creditable for foreign tax credit purposes.

The calculation of foreign tax credits and, in the case of a U.S. holder that elects to deduct foreign taxes, the availability of deductions involve the application of complex rules that depend on a U.S. holder’s particular circumstances. You should consult your own tax advisers regarding the creditability or deductibility of such taxes.

U.S. Information Reporting and Backup Withholding Rules

Payments in respect of the convertible notes, bonds, warrants, shares of common stock or ADSs that are made within the United States or through certain U.S.-related financial intermediaries are subject to information reporting and may be subject to backup withholding unless the holder (1) is a corporation or other exempt recipient or (2) provides a taxpayer identification number and certifies that no loss of exemption from backup withholding has occurred. Holders that are not U.S. persons generally are not subject to information reporting or backup withholding. However, such a holder may be required to provide a certification of its non-U.S. status in connection with payments received within the United States or through a U.S.-related financial intermediary.

DIVIDENDS

The table below sets out the dividends declared on the outstanding common stock to shareholders of record on December 31 of the years indicated. As of December 31, 2002, there were 247,543,547 shares of common stock outstanding. The dividends set out for each of the years below were paid in the immediately following year.

Year Ended December 31,	Dividend Per Common Stock to Government	Dividend Per Common Stock to Public	Average Dividend Per Share	Total Amount of Dividend Declared
	(in Won)	(in Won)	(in Won)	(in millions of Won)
1998	150	450	236	68,066
1999	150	500	294	91,638
2000	450	600	511	159,265
2001	720	720	720	224,054
2002	—	860	860	212,887

Annual dividends, if any, on the outstanding common stock are recommended by the Board of Directors and must be approved at our annual general meeting of shareholders. This meeting is generally held in March of the following year, and the annual dividend is generally paid shortly after the meeting. The declaration of annual dividends is subject to the vote of our shareholders, and consequently, there can be no assurance as to the amount of dividends per common stock or that any such dividends will be declared. Interim dividends paid in cash can be declared by a resolution of the board of directors. See “Articles of Incorporation—Dividends” and “Description of Securities Other than Equity Securities—Description of American Depositary Shares—Dividends and Distributions”.

The Commercial Code provides that each share of a company of the same class must receive equal treatment. In practice, however, the dividend per share may vary depending on the size of a shareholder’s holding. Major shareholders may consent to receive a dividend at a lesser rate than minor shareholders (a “Differential Dividend”). A Differential Dividend can only be paid if each affected shareholder consents to the reduced dividend. If any shareholder who would otherwise receive the reduced dividend dissents, such shareholder would receive a dividend at the full rate. When a Differential Dividend is to be distributed, the resolution declaring the dividend must specify both the full dividend rate for minor shareholders and the reduced rate for the consenting shareholders. Previously, the Government consented to receiving a smaller dividend compared to other shareholders. The Government no longer holds any interest in us.

Any cash dividends relating to the shares held in the form of ADSs will be paid to the depositary bank in Won. The deposit agreement provides that, except in certain circumstances, cash dividends received by the depositary bank will be converted by the depositary bank into Dollars and distributed to the holders of the ADRs, less withholding tax, other governmental charges and the depositary bank’s fees and expenses. See “Description of Securities Other than Equity Securities—Description of the American Depositary Shares—Dividends and Distributions”, “Additional Information—Exchange Controls—Restrictions Applicable to Shares” and “Additional Information—Taxation—Korean Taxation”.

DOCUMENTS ON DISPLAY

We are subject to the information requirements of the U.S. Securities Exchange Act of 1934, as amended, and, in accordance therewith, are required to file reports, including annual reports on Form 20-F, and other information with the U.S. Securities and exchange Commission. These materials, including this annual report and the exhibits thereto, may be inspected and copied at the Commission’s public reference rooms in Washington, D.C., New York, New York and Chicago, Illinois. Please call the Commission at 1-800-SEC-0330 for further information on the public reference rooms. We are required to make filings with the Commission by electronic means, which will be available to the public over the Internet at the Commission’s web site at http://www.sec.gov.

Item 11.    Quantitative and Qualitative Disclosures About Market Risk

We are exposed to foreign exchange rate and interest rate risks primarily associated with underlying liabilities, and to equity price risk as a result of our investment in equity-linked securities. Following evaluation of these positions, we selectively enter into derivative financial instruments to manage the related risk exposures. These contracts are entered into with major financial institutions, thereby minimizing the risk of credit loss. The activities of our finance division are subject to policies approved by senior management. These policies address the use of derivative financial instruments, including the approval of counterparties, setting of limits and investment of excess liquidity. Our general policy is to hold or issue derivative financial instruments only for hedging purposes. As of December 31, 2002, we had one interest rate swaption contract outstanding with Citibank and three interest rate swap contracts outstanding with Shinhan Bank. See Note 25 of Notes to Consolidated Financial Statements.

The following table summarizes the carrying amounts, fair values, principal cash flows by maturity date and weighted average interest rates of our short-term and long-term liabilities as of December 31, 2002 which are sensitive to exchange rates and/or interest rates. The information is presented in Won, which is our reporting currency.

	December 31, 2002								December 31, 2001
	Maturities
	2003	2004	2005	2006	2007	Thereafter	Total	Fair Value	Total	Fair Value
	(in Won millions except rates)
Local currency:
Fixed rate	2,947,610	2,144,923	2,558,364	821,427	700,333	770,000	9,942,657	9,793,433	8,586,384	8,394,019
Average weighted rate(1)	5.86%	5.62%	7.05%	6.73%	6.93%	6.71%	5.82%	—	7.16%	—
Variable rate	—	10,822	191,813	11,813	992	—	215,440	221,297	—	—
Average weighted rate(1)	7.35%	7.42%	5.92%	5.92%	—	—	7.35%	—	—	—

Sub-total	2,947,610	2,155,745	2,750,177	833,240	701,325	770,000	10,158,097	10,014,730	8,586,384	8,394,019

Foreign currency, principally Dollars:
Fixed rate	17,765	—	600,200	180,060	1,833,958	—	2,631,983	2,449,230	663,835	748,315
Average weighted rate(1)	2.36%	2.36%	1.78%	1.22%	—	—	2.38%	—	6.72%	—
Variable rate	2,401	2,401	122,441	2,401	1,200	—	130,844	125,514	183,160	180,487
Average weighted rate(1)	1.91%	1.89%	3.08%	3.08%	—	—	1.93%	—	3.00%	—

Sub-total	20,166	2,401	722,641	182,461	1,835,158	—	2,762,827	2,574,744	846,995	928,802

Total	2,967,776	2,158,146	3,472,818	1,015,701	2,536,483	770,000	12,920,924	12,589,474	9,433,379	9,322,821

(1)	Weighted average rates of the portfolio at the period end.

Exchange Rate Risk

Substantially all of our cash flow is denominated in Won. We are exposed to foreign exchange risk related to foreign currency denominated liabilities and anticipated foreign exchange payments. Anticipated foreign exchange payments, mostly in Dollars, relate primarily to net settlements paid to foreign telecommunication carriers and for equipment purchased from foreign suppliers. Foreign currency denominated liabilities, mostly in Dollars, relate primarily to foreign currency denominated debt.

Interest Rate Risk

We are subject to exposure arising from changing interest rates. A reduction of interest rates increases the fair value of our debt portfolio, which is primarily of a fixed rate nature.

Equity Price Risk

We are exposed to equity price risk primarily from changes in the stock price of SK Telecom. In April 2002, we spent Won 133 billion to purchase equity-linked securities having maturities of two and 2.5 years, which have been categorized as investments in equity-linked securities in our financial statements. The value of the equity-linked securities is linked to the weighted average quoted price of 500,000 share of SK Telecom stock. The aggregate carrying amount and fair value of our investment in equity-linked securities was Won 97 billion as of December 31, 2002. Shares of SK Telecom stock were quoted at Won 229,000 per share as of December 31, 2002, resulting in an unrealized loss of Won 35 billion. See Note 12 of Notes to Consolidated Financial Statements.

Item 12.    Description of Securities Other than Equity Securities.

DESCRIPTION OF AMERICAN DEPOSITARY SHARES

Citibank, N.A. is the depositary bank for our outstanding American Depositary Shares and has agreed to continue to act as the depositary bank for this offering of American Depositary Shares. Citibank’s depositary offices are located at 111 Wall Street, New York, New York 10005. American Depositary Shares are frequently referred to as “ADSs” and represent ownership interests in securities that are on deposit with the depositary bank. ADSs are normally represented by certificates that are commonly known as “American Depositary Receipts” or “ADRs”. The depositary bank typically appoints a custodian to safekeep the securities on deposit. In this case, the custodian is Korea Securities Depository located at 33 Yoido-dong, Youngdeungpo-ku, Seoul 150-010, Korea.

We have appointed Citibank as depositary bank pursuant to a deposit agreement. A copy of the deposit agreement is on file with the SEC under cover of a Registration Statement on Form F-6. You may obtain a copy of the deposit agreement from the SEC’s Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. Please refer to Registration Number 333-13578 when retrieving such copy.

We are providing you with a summary description of the material terms of the ADSs and of your material rights as an owner of ADSs. Please remember that summaries by their nature lack the precision of the information summarized and that a holder’s rights and obligations as an owner of ADSs will be determined by reference to the terms of the deposit agreement and not by this summary. We urge you to review the deposit agreement in its entirety.

Each ADS represents one-half of one share of common stock on deposit with the custodian. An ADS will also represent any other property received by the depositary bank or the custodian on behalf of the owner of the ADS but that has not been distributed to the owners of ADSs because of legal restrictions or practical considerations.

If you become an owner of ADSs, you will become a party to the deposit agreement and therefore will be bound to its terms and to the terms of the ADR that represents your ADSs. The deposit agreement and the ADRs specify our rights and obligations as well as your rights and obligations as owner of ADSs and those of the depositary bank. As an ADS holder you appoint the depositary bank to act on your behalf in certain circumstances. The deposit agreement and the ADRs are governed by New York law. However, our obligations to the holders of common stock will continue to be governed by the laws of Korea which may be different from the laws in the United States.

As an owner of ADSs, you may hold your ADSs either by means of an ADR registered in your name or through a brokerage or safekeeping account. If you decide to hold your ADSs through your brokerage or safekeeping account, you must rely on the procedures of your broker or bank to assert your rights as ADS owner. Please consult with your broker or bank to determine what those procedures are. This summary description assumes you have opted to own the ADSs directly by means of an ADR registered in your name and, as such, we will refer to you as the “holder”. When we refer to “you”, we assume the reader owns ADSs and will own ADSs at the relevant time.

Dividends and Distributions

As a holder, you generally have the right to receive the distributions we make on the securities deposited with the custodian bank. Your receipt of these distributions may be limited, however, by practical considerations and legal limitations. Holders will receive such distributions under the terms of the deposit agreement in proportion to the number of ADSs held as of a specified record date.

Distributions of Cash

Whenever we make a cash distribution for the securities on deposit with the custodian, we will notify the depositary bank. Upon receipt of such notice the depositary bank will arrange for the funds to be converted into U.S. dollars and for the distribution of the U.S. dollars to the holders, subject to Korean laws and regulations.

The conversion into U.S. dollars will take place only if practicable and if the U.S. dollars are transferable to the United States. The amounts distributed to holders will be net of the fees, expenses, taxes and governmental charges payable by holders under the terms of the deposit agreement. The depositary bank will apply the same method for distributing the proceeds of the sale of any property (such as undistributed rights) held by the custodian in respect of securities on deposit.

The distribution of cash will be made net of fees, expenses, taxes and governmental charges payable by holders under the terms of the deposit agreement.

Distributions of Shares

Whenever we make a free distribution of common stock for the securities on deposit with the custodian, we will notify the depositary bank and deposit the applicable number of common stock with the custodian. Upon receipt of notice of such deposit, the depositary bank will either distribute to holders new ADSs representing the common stock deposited or modify the ADS to common stock ratio, in which case each ADS you hold will represent rights and interests in the additional common stock so deposited. Only whole new ADSs will be distributed. Fractional entitlements will be sold and the proceeds of such sale will be distributed as in the case of a cash distribution.

The distribution of new ADSs or the modification of the ADS-to-share ratio upon a distribution of common stock will be made net of the fees, expenses, taxes and governmental charges payable by holders under the terms of the deposit agreement. In order to pay such taxes or governmental charges, the depositary bank may sell all or a portion of the new common stock so distributed.

No such distribution of new ADSs will be made if it would violate a law (such as the U.S. securities laws) or if it is not, in our opinion or that of the depositary bank, operationally practicable. If the depositary bank does not distribute new ADSs as described above, it will use its best efforts to sell the common stock received and will distribute the proceeds of the sale as in the case of a distribution of cash.

Distributions of Rights

Whenever we intend to distribute rights to purchase additional common stock, we will give prior notice to the depositary bank and the depositary bank will determine whether it is lawful and reasonably practicable to distribute rights to purchase additional ADSs to holders.

The depositary bank will establish procedures to distribute rights to purchase additional ADSs to holders and to enable such holders to exercise such rights if it is lawful and reasonably practicable to make the rights available to holders of ADSs, and if we provide all of the documentation contemplated in the deposit agreement such as opinions to address the lawfulness of the transaction. You may have to pay fees, expenses, taxes and other governmental charges to subscribe for the new ADSs upon the exercise of your rights. The depositary bank is not obligated to establish procedures to facilitate the distribution and exercise by holders of rights to purchase new common stock directly rather than new ADSs.

The depositary bank will not distribute the rights to you if:

•	we do not timely request that the rights be distributed to you or we request that the rights not be distributed to you;

•	we fail to deliver satisfactory documents to the depositary bank; or

•	the depositary bank determines that it is not reasonably practicable to distribute the rights.

The depositary bank will sell the rights that are not exercised or not distributed if such sale is, in our opinion, lawful and reasonably practicable. The proceeds of such sale will be distributed to holders as in the case of a cash distribution. If the depositary bank is unable to sell the rights, it will allow the rights to lapse.

Other Distributions

Whenever we intend to distribute property other than cash, common stock or rights to purchase additional common stock, we will notify the depositary bank in advance and will indicate whether we wish such distribution to be made to you. If so, the depositary bank will determine whether such distribution to holders is lawful and reasonably practicable.

If it is reasonably practicable to distribute such property to you and if we provide all of the documentation contemplated in the deposit agreement, the depositary bank will distribute the property to the holders in a manner it deems practicable.

The distribution will be made net of fees, expenses, taxes and governmental charges payable by holders under the terms of the deposit agreement. In order to pay such taxes and governmental charges, the depositary bank may sell all or a portion of the property received.

The depositary bank will not distribute the property to you and will sell the property if:

•	we do not request that the property be distributed to you or if we ask that the property not be distributed to you;

•	we do not deliver satisfactory documents to the depositary bank; or

•	the depositary bank determines that all or a portion of the distribution to you is not reasonably practicable.

The proceeds of such a sale will be distributed to holders as in the case of a cash distribution.

If a distribution consists of a dividend in, or a free distribution of, our non-voting preferred stock, we will enter into a non-voting shares deposit agreement with the depositary bank. If you are an owner of ADSs, you will become a party to the non-voting shares deposit agreement and will receive depositary shares representing the non-voting preferred stock in proportion to your holding of ADSs. However, if the depositary bank determines that such a distribution of our non-voting preferred stock is not feasible, it may adopt, after consultation with us, another method of effecting such a distribution which it deems to be equitable and practicable. If we issue rights with respect to our non-voting preferred stock, the securities issuable upon the exercise of such rights will be depositary shares representing our non-voting preferred stock issued pursuant to a non-voting shares deposit agreement.

We will not be obligated to list depositary shares representing our non-voting preferred stock on any exchange.

Changes Affecting Common Stock

The common stock held on deposit for your ADSs may change from time to time. For example, there may be a change in nominal or par value, a split-up, cancellation, consolidation or reclassification of such common stock or a recapitalization, reorganization, merger, consolidation or sale of assets.

If any such change were to occur, your ADSs would, to the extent permitted by law, represent the right to receive the property received or exchanged in respect of the common stock held on deposit. The depositary bank may (with our approval) or will (if we request) deliver new ADSs to you or call for the exchange of your existing ADSs for new ADSs in such circumstances. If the depositary bank may not lawfully distribute such property to you, the depositary bank may sell such property and distribute the net proceeds to you as in the case of a cash distribution.

Issuance of ADSs upon Deposit of Common Stock

The depositary bank may create ADSs on your behalf if you or your broker deposits common stock with the custodian. The depositary bank will deliver these ADSs to the person you indicate only after you pay any applicable issuance fees and any charges and taxes payable for the transfer of the common stock to the custodian. Your ability to deposit common stock and receive ADSs may be limited by U.S. and Korean legal considerations applicable at the time of deposit. The depositary bank cannot accept deposits of shares and deliver ADSs representing those shares unless (1) we have consented to such deposit or (2) Korean counsel has advised the depositary bank that the consent required under (1) is no longer required under Korean laws and regulations. Under current Korean laws and regulations, the depositary bank is required to obtain our prior consent for the number of shares to be deposited in any given proposed deposit which exceeds the difference between (1) the aggregate number of shares deposited by us or with the consent of us for the issuance of ADSs (including deposits in connection with the initial and all subsequent offerings of ADSs and stock dividends or other distributions related to these ADSs) and (2) the number of shares on deposit with the depositary bank at the time of such proposed deposit. The depositary bank has informed us that, at a time it considers to be appropriate, the depositary bank plans to start accepting deposits of shares without our consent and deliver ADSs representing those shares up to the amount allowed under current Korean laws and regulations. Until such time, however, the depositary bank will continue to obtain our consent for such deposits of shares and delivery of ADSs, which we may not provide.

The issuance of ADSs may be delayed until the depositary bank or the custodian receives confirmation that all required approvals have been given and that the common stock has been duly transferred to the custodian. The depositary bank will only issue ADSs in whole numbers.

When you make a deposit of common stock, you will be responsible for transferring good and valid title to the depositary bank. As such, you will be deemed to represent and warrant that:

•	the common stock is duly authorized, validly issued, fully paid, non-assessable and legally obtained;

•	all preemptive (and similar) rights, if any, with respect to such common stock has been validly waived or exercised;

•	you are duly authorized to deposit the common stock;

•	the common stock presented for deposit is free and clear of any lien, encumbrance, security interest, charge, mortgage or adverse claim, and is not, and the ADSs issuable upon such deposit will not be, “restricted securities” (as defined in the deposit agreement); and

•	the common stock presented for deposit has not been stripped of any rights or entitlements.

If any of the representations or warranties are incorrect in any way, we and the depositary bank may, at your cost and expense, take any and all actions necessary to correct the consequences of the misrepresentations.

Withdrawal of Shares Upon Cancellation of ADSs

As a holder, you will be entitled to present your ADSs to the depositary bank for cancellation and then receive the corresponding number of underlying shares of common stock at the custodian’s offices. In order to withdraw the common stock represented by your ADSs, you will be required to pay to the depositary bank the fees for cancellation of ADSs and any charges and taxes payable upon the transfer of the common stock being withdrawn. You assume the risk for delivery of all funds and securities upon withdrawal. Once cancelled, the ADSs will not have any rights under the deposit agreement.

If you hold an ADR registered in your name, the depositary bank may ask you to provide proof of identity and genuineness of any signature and such other documents as the depositary bank may deem appropriate before it will cancel your ADSs. The withdrawal of the common stock represented by your ADSs may be delayed until the depositary bank receives satisfactory evidence of compliance with all applicable laws and regulations. Please keep in mind that the depositary bank will only accept ADSs for cancellation that represent a whole number of securities on deposit.

You will have the right to withdraw the securities represented by your ADSs at any time except for:

•	temporary delays that may arise because (1) the transfer books for the common stock or ADSs are closed, or (2) the common stock is immobilized on account of a shareholders’ meeting or a payment of dividends;

•	obligations to pay fees, taxes and similar charges; and

•	restrictions imposed because of laws or regulations applicable to ADSs or the withdrawal of securities on deposit.

The deposit agreement may not be modified to impair your right to withdraw the securities represented by your ADSs except to comply with mandatory provisions of law.

An investor who wants to withdraw the shares from the depositary facility created under the deposit agreement must register its identity with the Financial Supervisory Service of Korea before the acquisition of the shares if such registration has not been made unless such investor intends to sell the shares within three months of obtaining them. See “Additional Information—Exchange Controls—Restrictions Applicable to ADSs”.

Voting Rights

As a holder, you generally have the right under the deposit agreement to instruct the depositary bank to exercise the voting rights for the common stock represented by your ADSs. The voting rights of holders of common stock are described in this annual report under the heading, “Additional Information—Articles of Incorporation—Voting Rights”.

At our request, the depositary bank will distribute to you any notice of shareholders’ meetings received from us together with information explaining how to instruct the depositary bank to exercise the voting rights of the securities represented by ADSs.

If the depositary bank timely receives voting instructions from a holder of ADSs, it will endeavor to vote the securities represented by the holder’s ADSs in accordance with such voting instructions.

Please note that the ability of the depositary bank to carry out voting instructions may be limited by practical and legal limitations and the terms of the securities on deposit. We may not be able to notify the depositary bank sufficiently in advance of the scheduled date of a shareholders’ meeting and cannot assure you that you will receive voting materials in time to enable you to return voting instructions to the depositary bank in a timely manner. Securities for which no voting instructions have been received will not be voted, and the depositary bank and the custodian will not exercise any discretion as to voting under any circumstances.

Fees and Charges

As an ADS holder, you will be required to pay the following service fees to the depositary bank:

Service	Fees
Issuance of ADSs	Up to 5¢ per ADS issued
Cancellation of ADSs	Up to 5¢ per ADS cancelled

Distributions (other than cash or stock dividends); Sale or exercise of rights; or other corporate action involving distributions to shareholders (including any distribution in the form of common stock, non-voting preferred stock or delivery of ADSs upon exercise of rights)

Up to 2¢ per ADS held

The depositary bank has agreed to waive the fees that would have been payable in connection with the issuance of ADSs in offerings of ADSs by us. In addition, the depositary bank has agreed to waive the fees that may be payable by the Government in connection with this offering.

As an ADS holder you will also be responsible for paying the following fees and expenses incurred by the depositary bank and taxes and governmental charges:

•	fees for the transfer and registration of common stock charged by the registrar and transfer agent for the common stock in Korea (that is, upon deposit and withdrawal of common stock);

•	expenses incurred for converting foreign currency into U.S. dollars;

•	expenses for cable, telex and fax transmissions and for delivery of securities;

•	fees and expenses incurred by the depositary bank in connection with compliance with exchange control regulations and other regulatory requirements applicable to our shares, ADSs and ADRs; and

•	taxes and duties upon the transfer of securities (that is, when common stock is deposited or withdrawn from deposit).

We have agreed to pay certain other charges and expenses of the depositary bank. Please note that the fees and charges you may be required to pay may vary over time and may be changed by us and by the depositary bank. You will receive prior notice of such changes.

Amendments and Termination

We may agree with the depositary bank to modify the deposit agreement at any time without your consent. We undertake to give holders 30 days’ prior notice of any modifications that would materially prejudice any of their substantial rights under the deposit agreement.

You will be bound by the modifications to the deposit agreement if you continue to hold your ADSs after the modifications to the deposit agreement become effective. The deposit agreement cannot be amended to prevent you from withdrawing the common stock represented by your ADSs (except as permitted by law).

We have the right to direct the depositary bank to terminate the deposit agreement. Similarly, the depositary bank may in certain circumstances on its own initiative terminate the deposit agreement. In either case, the depositary bank must give notice to the holders at least 30 days before termination.

If any ADSs remain outstanding after termination, the following will occur under the deposit agreement:

•	for a period of six months after termination, you will be able to request the cancellation of your ADSs and the withdrawal of the common stock represented by your ADSs and the delivery of all other property held by the depositary bank in respect of the common stock on the same terms as prior to the termination. During such six month period the depositary bank will continue to collect all distributions received on the common stock on deposit (e.g., dividends) but will not distribute any such property to you until you request the cancellation of your ADSs; and

•	after the expiration of such six month period, the depositary bank may sell the securities held on deposit. The depositary bank will hold the proceeds from such sale and any other funds then held for the holders of ADSs in a non-interest-bearing account. At that point, the depositary bank will have no further obligations to holders other than to account for the funds then held for the holders of ADSs still outstanding.

Books of Depositary

The depositary bank will maintain ADS holder records at its depositary office. You may inspect such records at such office during regular business hours but solely for the purpose of communicating with other holders in the interest of business matters relating to the ADSs and the deposit agreement.

The depositary bank will maintain in New York facilities to record and process the issuance, cancellation, combination, split-up and transfer of ADRs. These facilities may be closed from time to time, to the extent not prohibited by law.

Limitations on Obligations and Liabilities

The deposit agreement limits our obligations and the depositary bank’s obligations to you. Please note the following:

•	we and the depositary bank are obligated only to take the actions specifically stated in the deposit agreement without negligence or bad faith;

•	the depositary bank disclaims any liability for any failure to carry out voting instructions, for any manner in which a vote is cast or for the effect of any vote, provided it acts in good faith and in accordance with the terms of the deposit agreement;

•	the depositary bank disclaims any liability for any failure to determine the lawfulness or practicality of any action, for the content of any document forwarded to you on our behalf or for the accuracy of any translation of such a document, for the investment risks associated with investing in common stock, for the validity or worth of the common stock, for any tax consequences that result from the ownership of ADSs, for the credit-worthiness of any third party, for allowing any rights to lapse under the terms of the deposit agreement, for the timeliness of any of our notices or for our failure to give notice;

•	we and the depositary bank will not be obligated to perform any act that is inconsistent with the terms of the deposit agreement;

•	we and the depositary bank disclaim any liability if we are prevented or forbidden from acting on account of any law or regulation, any provision of our articles of incorporation, any provision of any securities on deposit or by reason of any act of God or war or other circumstances beyond our control;

•	we and the depositary bank disclaim any liability by reason of any exercise of, or failure to exercise, any discretion provided for in the deposit agreement or in our articles of incorporation or in any provisions of securities on deposit;

•

we and the depositary bank further disclaim any liability for any action or inaction in reliance on the advice or information received from legal counsel, accountants, any person presenting common stock for deposit, any holder of ADSs or authorized representatives of such holder, or any other person believed by either of us in good faith to be competent to give such advice or information;

•	we and the depositary bank also disclaim liability for the inability by a holder to benefit from any distribution, offering, right or other benefit which is made available to holders of common stock but is not, under the terms of the deposit agreement, made available to you; and

•	we and the depositary bank may rely without any liability upon any written notice, request or other document believed to be genuine and to have been signed or presented by the proper parties.

Pre-Release Transactions

The depositary bank may, in certain circumstances, issue ADSs before receiving a deposit of common stock and deliver shares of common stock before receipt and cancellation of ADSs. These transactions are commonly referred to as “pre-release transactions”. The deposit agreement limits the aggregate size of pre-release transactions and imposes a number of conditions on such transactions (i.e., the need to receive collateral, the type of collateral required, the representations required from brokers, etc.). The depositary bank may retain the compensation received from the pre-release transactions.

Taxes

You will be responsible for the taxes and other governmental charges payable on the ADSs and the securities represented by the ADSs. We, the depositary bank and the custodian may deduct from any distribution the taxes and governmental charges payable by holders and may sell any and all property on deposit to pay the taxes and governmental charges payable by holders. You will be liable for any deficiency if the sale proceeds do not cover the taxes that are due.

The depositary bank may refuse to issue ADSs, to deliver, transfer, split and combine ADRs or to release securities on deposit until all taxes and charges are paid by the applicable holder. The depositary bank and the custodian may take reasonable administrative actions to obtain tax refunds and reduced tax withholding for any distributions on your behalf. However, you may be required to provide to the depositary bank and to the custodian proof of taxpayer status and residence and such other information as the depositary bank and the custodian may require to fulfill legal obligations. In certain circumstances, you will be required to indemnify us, the depositary bank and the custodian for any claims with respect to taxes based on any tax benefit obtained for you.

Foreign Currency Conversion

The depositary bank will arrange for the conversion of all foreign currency received into U.S. dollars if such conversion is practical, and it will distribute the U.S. dollars in accordance with the terms of the deposit agreement. You may have to pay fees and expenses incurred in converting foreign currency, such as fees and expenses incurred in complying with currency exchange controls and other governmental requirements.

If the conversion of foreign currency is not practical or lawful, or if any required approvals are denied or not obtainable at a reasonable cost or within a reasonable period, the depositary bank may take the following actions in its discretion:

•	convert the foreign currency to the extent practical and lawful and distribute the U.S. dollars to the holders for whom the conversion and distribution is lawful and practical;

•	distribute the foreign currency to holders for whom the distribution is lawful and practical; and

•	hold the foreign currency (without liability for interest) for the applicable holders.

The Custodian

The depositary bank has agreed with the custodian that the custodian will receive and hold the deposited securities for the account of the depositary bank in accordance with the deposit agreement. If the custodian resigns or is discharged from its duties under the deposit agreement, the depositary bank will promptly appoint a successor custodian that is organized under the laws of Korea. The resigning or discharged custodian will deliver the deposited securities and related records to the custodian designated by the depositary bank. The depositary bank may also appoint an additional custodian for any deposited securities. The depositary bank will immediately give you and us written notice of any such changes. If the depositary bank resigns or is discharged from its duties under the deposit agreement, the custodian will, unless otherwise instructed by the depositary bank, continue to act as custodian and will be subject to the direction of the successor depositary.

Governing Law

The deposit agreement is governed by the laws of the State of New York. We and the depositary bank have agreed that the federal or state courts in The City of New York shall have jurisdiction to hear and determine any suit, action or proceeding and to settle any dispute between us that may arise out of or in connection with the deposit agreement. We also submitted to the jurisdiction of such courts and we have appointed an agent for service of process in The City of New York.

Item 15.    Controls and Procedures.

Within the 90 days prior to the date of this report, we carried out an evaluation under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention of overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives. Based upon and as of the date of the evaluation, the Chief Executive Officer and Chief Financial Officer concluded that the disclosure controls and procedures are effective to provide reasonable assurance that information required to be disclosed in the reports we file and submit under the Exchange Act is recorded, processed, summarized and reported as and when required.

Based upon our most recent evaluation, there were no significant changes in our internal controls or in other factors that could significantly affect these internal controls subsequent to the date of their evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Item 18.    Financial Statements

KT CORPORATION AND SUBSIDIARIES

*	Related financial statements are not included herein.

Item 19.    Exhibits

1.1	Articles of Incorporation of KT Corporation (English translation)
7.1	Ratio of earnings to fixed charges
8.1	List of subsidiaries of KT Corporation
10.1	Consent of KPMG Samjong Accounting Corp. with respect to the financial statements of KT Corporation
10.2	Consent of Anjin & Co. with respect to the financial statements of KT Freetel Co., Ltd. and KT M.com Co., Ltd.
10.3	Consent of Samil Accounting Corporation with respect to the financial statements of KT ICOM Co., Limited
10.4	The Telecommunications Basic Law (English translation)
10.5	Enforcement Decree of the Telecommunications Basic Law (English translation)
10.6	The Telecommunications Business Law (English translation)
10.7	Enforcement Decree of the Telecommunications Business Law (English translation)
10.8	Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

Independent Auditors’ Report

The Board of Directors and Stockholders

KT Corporation:

We have audited the accompanying consolidated balance sheets of KT Corporation and subsidiaries (the “Company”) as of December 31, 2001 and 2002, and the related consolidated statements of earnings and retained earnings and cash flows for each of the years in the three-year period ended December 31, 2002, all expressed in Korean Won. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We did not audit the financial statements of (1) KT Freetel Co., Ltd. (“KTF”), a 40.3 percent owned subsidiary at December 31, 2001 and 2002, as of and for each of the years in the three-year period ended December 31, 2002, (2) KT ICOM Co., Ltd. (“KT ICOM”), a 46.6 percent (plus an additional 16.0 percent indirectly owned by other subsidiaries) and 87.3 percent (all indirectly owned by KTF) owned subsidiary at December 31, 2001 and 2002, respectively, as of December 31, 2001 and 2002, and for the period from March 16, 2001 (date of inception) to December 31, 2001 and for the year ended December 31, 2002, and (3) Korea Telecom M.Com Co., Ltd. (“KTM”), a 47.9 percent owned subsidiary at December 31, 2000, as of and for the six-month period ended December 31, 2000, and for the four-month period ended April 30, 2001. The financial statements of KTF, KT ICOM and KTM reflect total combined assets constituting 29.3 percent and 30.1 percent as of December 31, 2001 and 2002, respectively, and total combined revenues constituting 22.7 percent, 27.8 percent and 29.3 percent for the years ended December 31, 2000, 2001 and 2002, respectively, of the related consolidated totals. Those financial statements were audited by other auditors whose reports have been furnished to us, and our opinion, insofar as it relates to the amounts included for KTF, KT ICOM and KTM, is based solely on the reports of the other auditors.

We conducted our audits in accordance with auditing standards generally accepted in the Republic of Korea and the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits and the reports of the other auditors provide a reasonable basis for our opinion.

In our opinion, based on our audits and the reports of the other auditors, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2001 and 2002, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2002 in accordance with the Financial Accounting Standards, as established by the Financial Supervisory Commission of the Republic of Korea.

The accompanying consolidated financial statements as of and for the year ended December 31, 2002 have been translated into United States dollars solely for the convenience of the reader and have been translated on the basis set forth in note 3 to the consolidated financial statements.

Financial Accounting Standards in the Republic of Korea vary in certain material respects from accounting principles generally accepted in the United States of America. Application of accounting principles generally accepted in the United States of America would have affected stockholders’ equity as of December 31, 2001 and 2002 and results of operations for each of the years in the three-year period ended December 31, 2002, to the extent summarized in note 37 to the consolidated financial statements.

KPMG Samjong Accounting Corp.

Seoul, Korea

March 24, 2003

Report of Independent Public Accountants

To the Shareholders and Board of Directors of

KT Freetel Co., Ltd.:

We have audited the accompanying consolidated balance sheets of KT Freetel Co., Ltd. and its subsidiaries (collectively referred to as the “Company”) as of December 31, 2002 and 2001, and the related consolidated statements of income, shareholder’s equity and cash flows for the years then ended, all expressed in Korean won (not included herein). These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We did not audit the financial statements of KT ICOM Co., Ltd. (“KT ICOM”), which statements reflect 23 percent of the total consolidated assets as of December 31, 2002. Those financial statements were audited by other auditors whose reports have been furnished to us, and our opinion, insofar as it relates to the amounts included for KT ICOM is based solely on the reports of the other auditors.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, based on our audits and the reports of other auditors, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2002 and 2001, and the results of its operations, the changes in its shareholders’ equity and its cash flows for the years then ended in conformity with financial accounting standards in the Republic of Korea.

The translated amounts in the accompanying financial statements have been translated into U.S. dollars, solely for the convenience of the reader, on the basis set forth in the financial statements.

On December 13, 2002, the Company acquired shares of KT ICOM from the following related parties: 700 thousand shares from KT Hitel, 300 thousand shares from KT Powertel and 46,585 thousand shares from KT Corporation all at (Won)18,227 per share. The Company also acquired 24,685 shares of KT ICOM from a third party for the same price. For the acquisition of KT ICOM’s shares from KT Corporation, the Company paid cash of (Won)540,000 million and gave a note for (Won)309,103 million, due in March 2003. The Company paid cash to the third party, KT Hitel and KT Powertel. On November 30, 2002, KT Freetel Co., Ltd. exercised the conversion right of convertible bonds at (Won)5 thousand per share to acquire an additional 400,000 shares of common stock of KTF Technologies Co., Ltd (“KTF Technologies”). The assets and liabilities and results of operations of KT ICOM and KTF Technologies are included in the consolidated balance sheet as of December 31, 2002. The results of operations of KT ICOM from the acquisition date to December 31, 2002 are excluded from the consolidated statement of income for the year ended December 31, 2002 since they do not have a significant effect on the Company’s consolidated results of operations.

On January 28, 2003, the Board of Directors approved the merger with KT ICOM. The transaction is deemed to be a “small-scale merger” as defined in the Commercial Code of the Republic of Korea, which states that the total number of new shares to be issued by the acquiring company does not exceed 5 percent of the total issued shares of the acquiring company. In accordance with the Commercial Code of the Republic of Korea, the approval by the general shareholders of the Company may be replaced by the approval of the board of directors of the Company. The exchange ratio of common shares between the Company and KT ICOM is 1 to 0.55636. The merger was completed on March 6, 2003.

Accounting practices used by the Company in preparing the accompanying financial statements conform with generally accepted accounting principles in the Republic of Korea, but do not conform with generally accepted accounting principles in the United States of America. The description of the significant differences and the reconciliation of net loss and shareholders’ equity to U.S. generally accepted accounting principles are set forth in the financial statements.

Anjin & Co.

(A former member firm of Andersen Worldwide.

Anjin & Co. became an associate member firm of

Deloitte Touche Tohmatsu effective July 2, 2002.)

Seoul, Korea

March 7, 2003

Report of Independent Public Accountants

To the Shareholders and Board of Directors of

KT Freetel Co., Ltd.:

We have audited the accompanying balance sheets of KT Freetel Co., Ltd. (the “Company”, formerly Korea Telecom Freetel Co., Ltd.) as of December 31, 2001 and 2000, and the related statements of income, appropriations of retained earnings, and cash flows for the years then ended, all expressed in Korean won (not included herein). These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2001 and 2000, and the results of its operations, the changes in its retained earnings and its cash flows for the years then ended in conformity with financial accounting standards in the Republic of Korea.

The translated amounts in the accompanying financial statements have been translated into US dollars, solely for the convenience of the reader, on the basis set forth in the financial statements.

Without qualifying our opinion, we draw attention to the financial statements, which states that the operations of the Company have been affected, and may continue to be affected for the foreseeable future, by the general unstable economic conditions in the Republic of Korea and in the Asia Pacific region. The ultimate effect of these uncertainties on the financial position of the Company as of the balance sheet date cannot presently be determined.

Effective June 7, 2001, the Company changed its name from Korea Telecom Freetel Co., Ltd. to KT Freetel Co., Ltd.

Effective May 1, 2001, KTM.Com Co., Ltd., a former affiliate, was merged with the Company. In connection with the merger, KTM.Com Co., Ltd. transferred to the Company its net assets of (Won)24,103 million at book value as shown in the consolidated financial statements of Korea Telecom Corp., the parent company, and the par value of capital stock issued to KTM.Com’s shareholders was (Won)197,719 million. The difference between the par value of capital stock issued and the value of net assets transferred amounting to (Won)226,384 million, less the issuance cost of (Won)958 million was recorded in the capital surplus account.

Accounting practices used by the Company in preparing the accompanying financial statements conform with accounting principles generally accepted in the Republic of Korea, but do not conform with accounting principles generally accepted in the United States of America. The description of the significant differences and the reconciliation of net income and shareholders’ equity to U.S. generally accepted accounting principles are set forth in the financial statements.

Anjin & Co.

Seoul, Korea

January 26, 2002

Report of Independent Public Accountants

To the Shareholders and Board of Directors of

KT M.com Co., Ltd.:

We have audited the accompanying balance sheets of KT M.com Co., Ltd. (the “Company”) as of April 30, 2001 and December 31, 2000 and the related statements of operations, disposition of deficit and cash flows for the four month and six month periods then ended, all expressed in Korean won (not included herein). These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of KT M.com Co., Ltd. as of April 30, 2001 and December 31, 2000 and the result of its operations, the changes in its deficit and its cash flows for the four month and six month periods then ended in conformity with financial accounting standards in the Republic of Korea.

The translated amounts in the accompanying financial statements have been translated into US dollars, solely for the convenience of the reader, on the basis set forth in the financial statements.

Without qualifying our opinion, we draw attention to the financial statements, which states that the operations of the Company have been affected, and may continue to be affected for the foreseeable future, by the general unstable economic conditions in the Republic of Korea and in the Asia Pacific region. The ultimate effect of these uncertainties on the financial position of the Company as of the balance sheet date cannot presently be determined.

Effective May 1, 2001, the Company merged into KT Freetel Co., Ltd.

Accounting practices used by the Company in preparing the accompanying financial statements conform with accounting principles generally accepted in the Republic of Korea, but do not conform with accounting principles generally accepted in the United States of America. The description of the significant differences and the reconciliation of net loss and shareholders’ equity to U.S generally accepted accounting principles are set forth in the financial statements.

Anjin & Co.

Seoul, Korea

May 25, 2001

Independent Auditor’s Report

To the Board of Directors and Shareholders of

KT ICOM Co., Limited

We have audited the accompanying balance sheets of KT ICOM Co., Limited. (the “Company”) as of December 31, 2002 and 2001 and the related statements of operations, appropriations of retained earnings and cash flows for the year ended December 31, 2002 and for the period from March 16, 2001 (date of inception) to December 31, 2001, expressed in Korean Won. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in conformity with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of KT ICOM Co., Limited. as of December 31, 2002 and 2001 and the results of its operations, the changes in its retained earnings and its cash flows for the year ended December 31, 2002 and for the period from March 16, 2001 (date of inception) to December 31, 2001, in conformity with financial accounting standards generally accepted in the Republic of Korea (“Korea”).

As discussed in Note 16 to the accompanying financial statements, the Company has entered into a merger agreement with KT Freetel on December 20, 2002.

Accounting principles generally accepted in the Republic of Korea vary in certain important respects from accounting principles generally accepted in the United States of America. The application of the latter would have affected the determination of net earnings for the year ended December 31, 2002 and for the period from March 16, 2001 (date of inception) to December 31, 2001 and the determination of shareholders’ equity at December 31, 2002 and 2001 to the extent summarized in Note 18 to the financial statements. A description of the significant differences and a reconciliation of net income and shareholders’ equity to accounting principles generally accepted in the United States of America are set forth in Note 18 to the financial statements.

The amounts expressed in U.S. Dollar are provided solely for the convenience of the reader and have been translated on the basis set forth in Note 3 to the accompanying financial statements.

Samil Accounting Corporation

Seoul, Korea

January 14, 2003

KT CORPORATION AND SUBSIDIARIES

Consolidated Balance Sheets

December 31, 2001 and 2002

(In millions of Won and US dollars)

	2001		2002	2002 (note 3)
Assets
Current assets:
Cash and cash equivalents (notes 2 and 4)	(Won)	1,169,005	1,086,689	$916.0
Short-term financial instruments (notes 2 and 5)		694,776	819,859	691.1
Marketable securities (notes 2 and 6)		442,268	433,661	365.6
Notes and accounts receivable—trade, less allowance for doubtful accounts of (Won)330,345 in 2001 and (Won)430,066 in 2002 (note2)		2,773,211	2,982,501	2,514.1
Accounts receivable—other (note 2)		365,895	512,512	432.0
Inventories (note 7)		122,115	244,191	205.9
Prepaid expenses		34,682	38,086	32.1
Other current assets (note 8)		125,749	243,337	205.1

Total current assets		5,727,701	6,360,836	5,361.9

Investment securities:
Equity securities of affiliates (notes 2 and 9)		121,964	102,504	86.4
Equity securities of non-affiliates (notes 2 and 10)		2,595,463	1,065,543	898.2
Debt securities (notes 2 and 11)		22,615	49,443	41.7
Equity-linked securities (note 12)		—	97,495	82.2

Total investment securities		2,740,042	1,314,985	1,108.5

Property, plant and equipment (notes 2, 13 and 28):
Land		1,131,717	1,155,824	974.3
Buildings and structures		3,809,739	4,124,828	3,477.1
Machinery and equipment		31,766,211	33,400,282	28,155.0
Vehicles and ships		74,150	75,607	63.7
Furniture and tools		1,567,163	1,628,175	1,372.5
Construction in progress		935,730	907,093	764.6

		39,284,710	41,291,809	34,807.2
Less accumulated depreciation		22,145,484	24,439,218	20,601.2

Net property, plant and equipment		17,139,226	16,852,591	14,206.0

Other assets (notes 2, 5, 14 and 29)		4,405,585	4,521,734	3,811.6

	(Won)	30,012,554	29,050,146	$24,488.0

See accompanying notes to consolidated financial statements.

KT CORPORATION AND SUBSIDIARIES

Consolidated Balance Sheets, Continued

December 31, 2001 and 2002

(In millions of Won and US dollars, except share data)

	2001		2002	2002 (note 3)
Liabilities and Stockholders’ Equity
Current liabilities:
Notes and accounts payable—trade (note 2)	(Won)	1,060,878	1,167,195	$983.9
Short-term borrowings (notes 2 and 15)		1,110,795	1,116,385	941.0
Current portion of long-term debt (notes 17 and 25)		1,730,686	1,846,210	1,556.3
Accounts payable—other		1,146,291	1,485,427	1,252.2
Advance receipts from customers		91,936	128,498	108.3
Accrued expenses (notes 2 and 25)		201,160	257,565	217.1
Withholdings		231,537	170,684	143.9
Income taxes payable		182,372	449,486	378.9
Other current liabilities (notes 16 and 25)		303,301	306,661	258.5

Total current liabilities		6,058,956	6,928,111	5,840.1

Long-term debt, excluding current portion (notes 2, 17 and 25)		6,512,535	9,877,487	8,326.3
Refundable deposits for telephone installation (note 18)		2,349,343	1,533,566	1,292.7
Retirement and severance benefits, net of cumulative transfers to National Pension Fund and deposit for severance benefit insurance (notes 2 and 19)		474,438	379,606	320.0
Long-term accounts payable—other (note 2(m))		707,746	554,138	467.1
Other long-term liabilities (note 20)		150,287	157,559	132.8

Total liabilities		16,253,305	19,430,467	16,379.0

Stockholders’ equity (note 21):
Common stock of (Won)5,000 par value:
Authorized—1,000,000,000 shares Issued—312,199,659 shares in 2001 and 309,077,659 shares in 2002		1,560,998	1,560,998	1,315.9
Capital surplus (note 22)		1,446,149	1,447,951	1,220.6

Retained earnings:
Appropriated (note 23)		6,442,265	8,025,853	6,765.5
Unappropriated		52,624	35,742	30.1

		6,494,889	8,061,595	6,795.6

Capital adjustments:
Foreign-based operations translation adjustment		(6,607)	(7,946)	(6.7)
Unrealized gains on investment securities, net (notes 9, 10, 11 and 12)		2,308,800	739,297	623.2
Stock options (note 31)		71	553	0.4
Treasury stock (note 24)		(91,131)	(4,112,225)	(3,466.4)
Loss on retirement of treasury stock (note 24)		—	(6,638)	(5.6)

		2,211,133	(3,386,959)	(2,855.1)

Minority interest in consolidated subsidiaries		2,046,080	1,936,094	1,632.0

Total stockholders’ equity		13,759,249	9,619,679	8,109.0
Commitments and contingencies (notes 2 and 25)

	(Won)	30,012,554	29,050,146	$24,488.0

See accompanying notes to consolidated financial statements.

KT CORPORATION AND SUBSIDIARIES

Consolidated Statements of Earnings and Retained Earnings

Years ended December 31, 2000, 2001 and 2002

(In millions of Won and US dollars, except earnings per share)

	2000		2001	2002	2002 (note 3)
Operating revenues (notes 2 and 26)	(Won)	13,537,625	15,944,600	16,393,882	$13,819.3
Operating expenses (notes 2 and 27)		12,486,525	14,001,951	14,055,619	11,848.3

Operating income		1,051,100	1,942,649	2,338,263	1,971.0

Other income (expenses):
Interest income (note 2)		126,336	132,646	123,118	103.8
Interest expense (notes 2 and 28)		(500,861)	(712,442)	(650,460)	(548.3)
Equity in earnings (losses) of affiliates, net (note 9)		7,240	(1,696)	(17,009)	(14.3)
Foreign currency translation gain (loss), net (note 28)		(66,174)	(24,243)	99,845	84.1
Donations and contribution payments (notes 25 and 33)		(144,788)	(157,107)	(145,405)	(122.6)
Loss on disposition of property, plant and equipment, net		(31,395)	(181,187)	(116,106)	(97.9)
Gain on disposition of investment securities, net (notes 9 and 10)		940,686	627,545	1,176,868	992.1
Contributions received for losses on universal telecommunications services (note 34)		12,792	50,764	113,908	96.0
Reversal of negative goodwill (note 2)		477	413	413	0.3
Prior year’s income tax refund (additional payment)		23,677	(12,513)	7,005	5.9
Other, net		63,515	130,038	74,766	63.1

		431,505	(147,782)	666,943	562.2

Earnings before income taxes and minority interest		1,482,605	1,794,867	3,005,206	2,533.2
Income taxes (notes 2 and 29)		550,724	421,470	741,354	624.9

Earnings before minority interest		931,881	1,373,397	2,263,852	1,908.3
Minority interest in losses (earnings) of consolidated subsidiaries, net		54,329	(260,422)	(316,918)	(267.1)

Net earnings		986,210	1,112,975	1,946,934	1,641.2
Retained earnings at beginning of year		4,848,248	5,605,968	6,494,889	5,474.9
Cumulative effect of accounting changes (note 2)		(69,225)	—	—	—
Retirement of treasury stock (notes 21 and 24)		—	—	(167,341)	(141.0)
Dividends (note 30)		(159,265)	(224,054)	(212,887)	(179.5)

Retained earnings at end of year	(Won)	5,605,968	6,494,889	8,061,595	$6,795.6

Basic earnings per share of common stock in Won and US dollars (note 32)	(Won)	3,165	3,576	7,504	$6.33

Diluted earnings per share of common stock in Won and US dollar (note 32)	(Won)	3,165	3,576	6,601	$5.56

See accompanying notes to consolidated financial statements.

KT CORPORATION AND SUBSIDIARIES

Consolidated Statements of Cash Flows

Years ended December 31, 2000, 2001 and 2002

(In millions of Won and US dollars)

	2000		2001	2002	2002 (note 3)
Cash flows from operating activities:
Net earnings	(Won)	986,210	1,112,975	1,946,934	$1,641.2
Adjustments to reconcile net earnings to net cash provided by operating activities:
Depreciation		3,225,167	3,653,706	3,440,145	2,899.9
Amortization		247,429	356,066	356,949	300.9
Provision for doubtful accounts		86,609	162,655	194,288	163.8
Provision for retirement and severance benefits		284,555	341,902	275,007	231.8
Withdrawal from National Pension Fund, net		5,367	355	332	0.3
Equity in losses (earnings) of affiliates		(7,240)	1,696	17,009	14.3
Loss on disposition of property, plant and equipment		31,395	181,187	116,106	97.9
Gain on disposition of investment securities		(940,686)	(627,545)	(1,176,868)	(992.0)
Deferred income tax expense		517,635	202,285	149,032	125.6
Minority interest in earnings (losses) of consolidated subsidiaries		(54,329)	260,422	316,918	267.2
Changes in assets and liabilities:
Increase in notes and accounts receivable—trade		(241,229)	(733,040)	(725,904)	(611.9)
Increase in inventories		(105,159)	(178,047)	(275,813)	(232.5)
Decrease (increase) in prepaid expenses		(6,425)	4,171	(3,420)	(2.9)
Increase (decrease) in notes and accounts payable—trade		129,166	(395,556)	125,313	105.6
Decrease (increase) in prepayments		(98,614)	65,422	(22,333)	(18.8)
Increase in advance receipts from customers		35,055	20,970	4,415	3.7
Increase (decrease) in income taxes payable		(64,628)	166,724	269,886	227.5
Increase (decrease) in withholdings		8,441	1,686	(123,085)	(103.8)
Increase (decrease) in accrued expenses		84,883	(145,660)	8,702	7.3
Increase in severance benefits insurance deposit		(10,673)	(3,640)	(325,376)	(274.3)
Decrease in retirement and severance Benefit		(133,446)	(144,631)	(42,942)	(36.2)
Increase (decrease) in accounts payable—other		(1,545,998)	(716,867)	378,531	319.1
Increase in long-term accounts receivable		(23,544)	(63,674)	(175,358)	(147.8)
Other, net		240,569	105,507	98,392	82.9

Net cash provided by operating activities	(Won)	2,650,510	3,629,069	4,826,860	$4,068.8

See accompanying notes to consolidated financial statements.

KT CORPORATION AND SUBSIDIARIES

Consolidated Statements of Cash Flows, Continued

Years ended December 31, 2000, 2001 and 2002

(In millions of Won and US dollars)

	2000		2001	2002	2002 (note 3)
Cash flows from investing activities:
Decrease (increase) in accounts receivable—other	(Won)	(257,165)	106,410	8,918	7.5
Additions to property, plant and equipment		(4,583,002)	(3,918,201)	(3,232,346)	(2,724.7)
Proceeds from sale of property, plant and equipment		146,644	225,047	52,966	44.6
Decrease (increase) in other assets		116,238	(492,549)	(1,022,341)	(861.8)
Decrease (increase) in short-term financial instruments		525,664	(351,538)	(125,921)	(106.1)
Decrease (increase) in other current assets		95,734	(208,885)	173,110	145.9
Proceeds from sale of investments in affiliates		—	618	17,988	15.2
Proceeds from sale of other investment securities		50,545	803,162	304,688	256.8
Acquisition of other investment securities		(150,460)	(11,000)	(235,785)	(198.7)
Acquisition of investments in affiliates		(11,382)	(68,565)	(6,180)	(5.2)
Increase in goodwill		(1,418,938)	—	—	—

Net cash used in investing activities		(5,486,122)	(3,915,501)	(4,064,903)	(3,426.5)

Cash flows from financing activities:
Payment of dividends		(94,775)	(161,159)	(224,955)	(189.6)
Increase (decrease) in short-term borrowings, net		508,115	(37,961)	(15,656)	(13.2)
Repayment of long-term debt		(893,499)	(2,205,094)	(2,064,527)	(1,740.3)
Proceeds from issuance of long-term debt		3,581,438	3,225,579	5,558,966	4,686.0
Increase (decrease) in other current liabilities		(38,447)	1,694	(906)	(0.8)
Proceeds from refundable deposits for telephone installation		276,569	83,907	—	—
Repayment of refundable deposits for telephone installation		(463,711)	(779,368)	(750,394)	(632.5)
Increase (decrease) in other long-term liabilities		62,739	(16,366)	12,893	10.9
Increase (decrease) in minority interest		(10,778)	645,676	22,787	19.2
Reacquisition of treasury stock		—	—	(3,401,186)	(2,867.1)
Acquisition of additional equity interest in consolidated subsidiaries		(67,661)	—	(449,935)	(379.3)
Proceeds from sale of note and accounts receivable—trade		—	—	470,000	396.2
Other, net		(18,143)	(1,499)	(1,338)	(1.1)

Net cash provided by (used in) financing activities		2,841,847	755,409	(844,251)	(711.6)

Net increase (decrease) in cash and cash equivalents from change of subsidiaries in consolidated financial statements		22,775	(1,676)	(22)	(0.1)

Net increase (decrease) in cash and cash equivalents		29,010	467,301	(82,316)	(69.4)
Cash and cash equivalents at beginning of year		672,694	701,704	1,169,005	985.4

Cash and cash equivalents at end of year	(Won)	701,704	1,169,005	1,086,689	$916.0

See accompanying notes to consolidated financial statements.

KT CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements

December 31, 2001 and 2002

(1)    Business

KT Corporation (“KT” or the “Company”) commenced operation on January 1, 1982 through the segregation of specified operations from the Ministry of Information and Communication (the “MIC”) for the purposes of contributing to the convenience in national life and the improvement of public welfare through rational management of the public telecommunications business and improvement of telecommunications technology under the Korea Telecom Act.

Upon the repeal of the Korea Telecom Act as of October 1, 1997, KT became a government invested institution regulated by the Korean Commercial Code and changed its name from Korea Telecom to Korea Telecom Corp. pursuant to an amendment to its Articles of Incorporation. Shares of KT were listed on the Korea Stock Exchange on December 23, 1998. KT issued additional shares of 24,282,195 on May 29, 1999 and issued American Depository Shares (“ADS”) representing these new shares and Government owned shares. On July 2, 2001, additional ADS representing 55,502,161 government owned shares were issued. On March 22, 2002, the Company changed its name from Korea Telecom Corp. to KT Corporation.

The Korean government has gradually reduced its ownership interest in the Company since 1993 and completed the disposition of its ownership interest in the Company on May 24, 2002. Therefore, as of December 31, 2002, there are no shares of the Company owned by the Korean government.

Under Korean law, the MIC and other Government entities have extensive authority to regulate KT. The MIC has responsibility for approving rates for local service and interconnection services provided by KT. Beginning January 1998, KT was allowed to set its own rates for domestic long-distance service, international long-distance service and other services without approval from MIC.

In recent years, KT has been subject to increasing competition as a result of the Government’s issuance of additional licenses to create competition in the telecommunications market and to foster new telecommunications business areas. Additionally, in June 1997 the MIC awarded a license to a second carrier to provide local telephone service. This new carrier commenced operations in 1999. A third carrier commenced international long-distance service in 1997 and domestic long-distance service in 1999. The entry of these new carriers into the local and long-distance telephone service markets has had, and is expected to continue to have, a material adverse effect on KT’s telephone service revenues and profitability.

(2) Summary	of Significant Accounting Policies and Basis of Presenting Consolidated Financial Statements

(a)    Basis of Presenting Consolidated Financial Statements

The accompanying consolidated financial statements have been extracted from KT’s Korean language consolidated financial statements that were prepared using accounting principles, procedures and reporting practices generally accepted in the Republic of Korea (“Korean GAAP”). The consolidated financial statements have been translated from those issued in Korean, from the Korean language into the English language, and have been modified to allow for the formatting of the consolidated financial statements in a manner which is different from the presentation under Korean financial statements practices. In addition, certain modifications have been made in the accompanying consolidated financial statements to bring the formal presentation into conformity with practices outside of Korea, and certain information included in the Korean language statutory consolidated financial statements, which management believes is not required for a fair presentation of KT’s financial position

KT CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements, Continued

(2)	Summary of Significant Accounting Policies and Basis of Presenting Consolidated Financial Statements, Continued

(a)    Basis of Presenting Consolidated Financial Statements, Continued

or results of operations, is not presented in the accompanying consolidated financial statements. Accordingly, the accompanying consolidated financial statements and their utilization are not designed for those who are not informed about Korean accounting principles, procedures and practices and furthermore are not intended to present the financial position and results of operations and cash flows in accordance with accounting principles and practices generally accepted in countries and jurisdictions other than Korea.

Certain amounts in prior years’ consolidated financial statements were reclassified to conform to the current year’s presentation. These reclassifications did not result in any change to reported net earnings, stockholders’ equity or total assets.

The consolidated financial statements include the accounts of KT and the following controlled subsidiaries (collectively referred to as the “Company”). Controlled subsidiaries include majority-owned entities by either the Company or a controlled subsidiary and other entities where the Company or its controlled subsidiary owns more than 30% of total outstanding common stock and is the largest shareholder.

Subsidiary	Year of establishment	Year of obtaining control	Percentage ownership			Primary business
			December 31,
			2000	2001	2002
KT Infotech* (formerly, KT International)	1986	1986	100	100	16	Telecommunication technology and engineering
KT Powertel Co., Ltd. (“KTP”) (formerly, Korea Telecom Powertel Co., Ltd.)	1985	1985	45	45	45	Trunk Radio System business
KT Solution Corporation (formerly, Korea Informatics Telesis Inc.)	1986	1986	100	100	100	Group telephone management
KT Linkus Co., Ltd.	1988	1988	100	100	94	Public telephone maintenance
KT Hitel Co. Ltd (“KTH”) (formerly, Korea Telecom Hitel Co.)	1991	1992	66	66	66	Data communication
Korea Telecom America, Inc.	1993	1993	100	100	100	Foreign telecommunications business
Korea Telecom Philippines, Inc.	1994	1994	100	100	100	Foreign telecommunications business
KT Submarine Co., Ltd. (“KTSC”) (formerly, Korea Telecom Submarine Communication Inc.)	1995	1995	55	53	37	Submarine cable construction and maintenance
KT Freetel Co., Ltd. (“KTF”)	1997	1997	39	40	40	PCS business
Korea Telecom Realty Development Co. (“KTRD”)**	1997	1997	100	19	19	Real estate development business
Korea Telecom M.com Co. (“KTM”)	1996	2000	48	—	—	PCS business
New Telephone Company	1993	1998	53	69	73	Foreign telecommunications business
Korea Telecom Japan Co., Ltd.	1999	1999	100	100	100	Foreign telecommunications business
KT ICOM Co., Ltd. (“KT ICOM”)***	2001	2001	—	63	87	IMT2000 service
KTF Technologies Inc. (“KTFT”)****	2001	2002	—	—	57	PCS handset development
KT Commerce Inc. (“KTC”)*****	2002	2002	—	—	100	B2C, B2B service

KT CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements, Continued

(2)	Summary of Significant Accounting Policies and Basis of Presenting Consolidated Financial Statements, Continued

(a)    Basis of Presenting Consolidated Financial Statements, Continued

*	Due to disposition of the shares, KT Infotech was excluded from consolidation in 2002.
**	Due to disposition of the shares, KTRD was excluded from consolidation in 2001 and 2002.
***	The 87% ownership percentage in KT ICOM represents the ownership of this equity by KTF.
****	The 57% ownership percentage in KTFT represents the ownership of this equity by KTF.
*****	The 100% ownership percentage in KTC represents the ownership of this equity by KT (19%) and KTH (81%).

All significant intercompany balances and transactions have been eliminated in consolidation.

On July 26, 2000, in order to strengthen its competitiveness in the wireless telecommunications services market, the Company acquired a controlling financial interest in KTM through the acquisition of 69,109,834 shares of KTM, representing 44.1% of the total outstanding common shares, for consideration of (Won)2,291,675 million. The consideration was comprised of cash of (Won)458,957 million (including (Won)12,878 million of direct acquisition costs) and US$200 million, promissory notes of (Won)737,001 million maturing within one year from the date of issue, and 2,522,362 shares of SK Telecom Co., Ltd. (SK Telecom) with a fair value of (Won)920,622 million. In 2000, (Won)655,003 million of the (Won)737,001 million promissory notes were redeemed prior to maturity.

The acquisition of KTM was recorded under the purchase method of accounting and the purchase price was allocated to assets acquired and liabilities assumed based on estimated fair values as follows:

	Millions
Working capital	(Won)	(691,075)
Property, plant and equipment		1,691,226
Other assets		410,393
Goodwill		2,011,949
Long-term liability		(776,194)
Minority interest		(354,624)

	(Won)	2,291,675

Goodwill recorded as a result of the KTM transaction described above was amortized on a straight-line basis over five years through December 31, 2000. Effective January 1, 2001, as permitted under Korean GAAP and to present and amortize the amount in a more appropriate manner, the Company classified this goodwill into two components of subscriber base and other, and revised their useful lives to four and ten years, respectively. The effect of this change reduced the amortization of goodwill in the amount of (Won)108,083 million for the years ended after December 31, 2000.

KTM’s results of operations are included in the Company’s consolidated financial results from July 1, 2000 to April 30, 2001. On May 1, 2001, KTM merged with KTF, with the combined entity operating under the name KTF. KTF exchanged its shares for KTM’s shares with respect to a majority of KTM’s shareholders, including the Company, and paid cash to the remaining shareholders who did not approve the merger. As a result of the merger between KTF and KTM, KTM shares were eliminated and the Company’s ownership percentage in the combined entity, KTF, was approximately 40% as of December 31, 2001.

KT CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements, Continued

(2)	Summary of Significant Accounting Policies and Basis of Presenting Consolidated Financial Statements, Continued

(a)    Basis of Presenting Consolidated Financial Statements, Continued

On October 5, 2000, the Company acquired an additional 3.75%, or 5,883,218 of the outstanding common shares of KTM for additional consideration of (Won)176,347 million comprised of cash of (Won)67,660 million (including (Won)991 million of direct acquisition costs) and 421,265 shares of SK Telecom with a fair value of (Won)114,584 million. The purchase price was allocated to assets acquired and liabilities assumed based on estimated fair values, and the excess of acquisition cost over fair value of net assets acquired of (Won)160,567 million is presented as a decrease in capital surplus (see discussion in note 2(j)(i)).

The following unaudited pro forma data summarizes the results of operations for the year indicated as if the July 2000 acquisition of KTM had been completed as of the beginning of 2000, presented after giving effect to certain adjustments, including amortization of goodwill. These pro forma amounts do not purport to be indicative of the results that would have actually been achieved if the acquisition occurred as of the beginning of the years presented or that may be obtained in the future.

	Unaudited
	(Millions, except for earnings per share)
	2000
Revenues:
As reported	(Won)	13,537,625
Pro forma		14,339,275
Net earnings:
As reported	(Won)	986,210
Pro forma		800,025
Earnings per share—basic and diluted:
As reported	(Won)	3,165
Pro forma		2,567

In 2000, the Company acquired an additional 2,713,008 shares of common stock issued by KTP for (Won)29,843 million.

On December 15, 2000, the Company acquired the right to purchase one of two licenses utilizing W-CDMA technology to provide IMT-2000 service from the MIC as a member of a consortium of businesses. For this business, the Company and its subsidiaries invested (Won)1,126,528 million to acquire 63% of the total common shares of KT ICOM in 2001.

Korea Telecom Realty Development Co. (“KTRD”), a 100% owned subsidiary in 2000 was excluded from consolidation and accounted for under the equity method in 2001 and 2002, because the Company sold 81% of its equity interest in KTRD.

In 2001, the Company acquired an additional 2,166,666 shares of common stock issued by New Telephone Company for W8,487 million, increasing its equity ownership percentage to 69%. The Company’s ownership percentage in KTSC was reduced to 53% in 2001 as a result of KTSC’s issuance of new shares to investors other than the Company.

In 2002, KT and its subsidiaries, KTH and KTP, disposed of their equity interests comprising 47,584,905 shares of common stock in KT ICOM to KTF at (Won)18,227 per share. In addition, KTF purchased 24,685,070

KT CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements, Continued

(2)	Summary of Significant Accounting Policies and Basis of Presenting Consolidated Financial Statements, Continued

(a)    Basis of Presenting Consolidated Financial Statements, Continued

shares of common stock of KT ICOM from a third party for the same price. As a result, KTF increased its equity ownership percentage in KT ICOM to 87.3%.

In 2002, KTF exercised its conversion right of convertible notes issued by KTFT. As a result of the conversion, KTF increased its ownership percentage in KTFT from 0% to 57%.

In 2002, the Company acquired an additional 6,856 shares of common stock issued by Korea Telecom Japan Co., Ltd. for (Won)3,461 million.

In 2002, the Company acquired an additional 833,334 shares of common stock issued by New Telephone Company for 3,331 million, increasing its equity ownership percentage to 73%.

The Company’s ownership percentage in KTSC and KT Linkus Co., Ltd. was reduced to 37% and 94%, respectively, in 2002 as a result of these companies’ issuance of new shares to investors other than the Company.

The Company invested (Won)7,000 million in KTC in 2002. The 100% ownership percentage in KTC represents the combined ownership of this entity by KT (19%) and KTH (81%).

The Company disposed of 1,628,927 shares of KT Infotech Corporation, representing 84.4% of the Company’s equity interest, and recognized a disposition loss of (Won)3,725 million in 2002. As a result of the disposition, the Company’s remaining interest in KT Infotech Corporation is accounted for under the equity method (see note 9).

KT has issued guarantees for debt and contract performance in favor of the following consolidated subsidiaries as of December 31, 2002 :

	Millions
Subsidiary
KTF	(Won)	14,165
New Telephone Company		10,804
KTSC		56,528

	(Won)	81,497

Significant transactions and related account balances which occurred in the normal course of business with and between consolidated subsidiaries as of December 31, 2001 and 2002, and for each of the years in the three-year period ended December 31, 2002, are summarized as follows (these amounts have been eliminated in consolidation):

	Millions
	2001		2002
Balance Sheet Items
Trade notes and accounts receivable	(Won)	205,876	230,705
Trade notes and accounts payable		176,041	207,241
Convertible notes of KTF		—	336,200
Long-term accrued interest expense of KTF		—	590

KT CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements, Continued

(2)	Summary of Significant Accounting Policies and Basis of Presenting Consolidated Financial Statements, Continued

(a)    Basis of Presenting Consolidated Financial Statements, Continued

	Millions
	2000		2001	2002
Income Statement Items
Operating revenues	(Won)	1,041,683	1,267,768	1,366,192
Operating expenses		1,059,068	1,283,567	1,412,782
Interest expense of KTF		—	—	884

(b)    Cash Equivalents

The Company considers short-term financial instruments with maturities of three months or less at the acquisition date to be cash equivalents.

(c)    Short-term Financial Instruments

Short-term financial instruments include time deposits, installment savings deposits, restricted bank deposits and standardized financial instruments handled by financial institutions which are held for short-term cash management purposes or will mature within one year.

(d)    Allowance for Doubtful Accounts

The allowances for doubtful notes and accounts receivable are based on an analysis of portfolio quality and management’s judgment.

Changes in the allowances for doubtful notes and accounts receivable for each of the years in the three-year period ended December 31, 2002 are summarized as follows:

	Millions
	2000		2001	2002
Beginning of year	(Won)	133,026	241,272	330,345
Increase due to the change of consolidated subsidiaries		56,198	—	483
Provision		86,609	162,655	194,288
Write-offs		(34,561)	(73,582)	(95,050)

End of year	(Won)	241,272	330,345	430,066

(e)    Marketable Securities

Marketable securities, which include marketable equity, debt securities and money market funds held for short-term cash management purposes, are stated at fair value, with valuation gains and losses included in current earnings.

(f)    Inventories

Inventories are stated at the lower of cost or net realizable value. Cost is determined by the moving-average cost method, except for materials in transit, for which costs are determined by the specific identification method. Net realizable value is the estimated selling price in the ordinary course of business, less the estimated selling cost. When the net realizable value of inventory is less than the carrying amount, the carrying amount is reduced to net realizable value.

KT CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements, Continued

(2)	Summary of Significant Accounting Policies and Basis of Presenting Consolidated Financial Statements, Continued

(g)    Investment Securities

For investments in companies, publicly traded or not publicly traded, that are not controlled, but are under the Company’s significant influence, the Company utilizes the equity method of accounting. Significant influence is generally deemed to exist if the Company can exercise significant influence over the operating and financial policies of an investee. The ability to exercise that influence may be indicated in several ways, such as the Company’s representation on its board of directors, the Company’s participation in its policy making processes, material transactions with the investee, interchange of managerial personnel, or technological dependency. Also, if the Company owns directly or indirectly 20% or more of the voting stock of an investee and the investee is not required to be consolidated, the Company generally presumes that the investee is under significant influence. Under Korean GAAP, the Company is required to consolidate majority owned investments and investments in which the Company owns more than 30% and is the largest shareholder. Under the equity method of accounting, the Company’s initial investment is recorded at cost and is subsequently increased to reflect the Company’s share of the investee income and reduced to reflect the Company’s share of the investee losses or dividends received. Any excess in the Company’s acquisition cost over the Company’s share of the investee’s net assets is generally recorded as goodwill or other intangibles and amortized by the straight-line method over the estimated useful life. When events or circumstances indicate that the carrying amount may not be recoverable, the Company reviews goodwill for impairment. Under the equity method of accounting, the Company does not record its share of losses of an affiliate or subsidiary not consolidated when such losses would make the Company’s investment in such entity less than zero unless the Company has guaranteed obligations of the investee or is otherwise committed to provide further financial support.

Investments in marketable equity securities (except for investments in affiliated companies accounted for under the equity method) are recorded at fair value with the difference between the acquisition cost and fair value included in stockholders’ equity as a capital adjustment.

Non-marketable investments in equity securities (except for investments in affiliated companies accounted for under the equity method) are stated at acquisition cost. If the Company’s portion of the net book value of the investment declines significantly compared to acquisition cost and is not expected to recover, the acquisition cost is adjusted to the net book value of the investee company. In such cases, the difference between the original acquisition cost and revalued amount is charged to current earnings.

Investments in marketable debt securities are classified as either held-to-maturity or available-for-sale at the time of purchase. Held-to-maturity investments in debt securities are stated at purchase cost and available-for-sale investments in debt securities are stated at fair value, with resulting valuation gains or losses recorded as a capital adjustment. If the fair value of a held-to-maturity or an available-for-sale investment in debt securities declines significantly compared to the acquisition cost, and is not expected to recover, the carrying value of the investment in the debt security is adjusted to fair value with the resulting valuation gain or loss charged to current earnings.

Through December 31, 2001, treasury stock included in the trust fund was stated at cost as determined based on the fair value of stock at the acquisition date. The carrying amount was adjusted to fair value on each balance sheet date and the resulting gain or loss was recorded as a separate component of stockholders’ equity. Effective January 1, 2002, treasury stock included in the trust fund is stated at cost at the acquisition date. In connection with this change, the related accounts in the 2001 balance sheet presented for comparative purposes were restated.

KT CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements, Continued

(2)	Summary of Significant Accounting Policies and Basis of Presenting Consolidated Financial Statements, Continued

(h)    Property, Plant and Equipment

Property, plant and equipment are stated at cost. Improvements that significantly extend the useful life of an asset or add to its productive capacity are capitalized. Expenditures for repairs and maintenance are charged to earnings as incurred. Property, plant and equipment contributed by the Government on January 1, 1982 are stated at net revalued amounts.

As described in note 2(i), the Company evaluates its property, plant and equipment for impairment each year, as a part of its annual forecasting process. Due to a decrease in expected profits from some of the Company’s property, plant and equipment, an impairment loss of (Won)23,098 million was recorded in 2002 within “Other, net” in the consolidated statement of earnings and retained earnings, which represented the difference between the fair value of property, plant and equipment and their carrying amounts. The fair value of property, plant and equipment was estimated using the expected present value of future cash flows.

Depreciation is computed using the declining-balance method (except for buildings, structures, underground access to cable tunnels, concrete and steel telephone poles, and the assets of some subsidiaries which are depreciated using the straight-line method) using rates based on the following estimated useful lives of the related units of property:

Estimated useful lives (years)
Buildings and structures	5-60
Machinery and equipment:
Underground access to cable tunnels and concrete and steel telephone poles	20-40
Other	3-15
Ships	5-12
Vehicles	3-5
Tools, furniture and fixtures:
Steel safe boxes	20
Other	2-8

The Company capitalizes interest cost, discounts and other financial charges, including certain foreign exchange transaction gains and losses (see note 28), on all borrowings, incurred prior to the completion of intended use, as part of the cost of assets.

(i)    Long-Lived Assets

Under Korean GAAP, long-lived assets generally consist of property, plant and equipment, goodwill and other intangible assets. The Company reviews long-lived assets for impairment, whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. In addition, the Company evaluates its long-lived assets for impairment each year as part of its annual forecasting process. An impairment loss would be recognized when estimated discounted future net cash flows expected to result from the use of the asset and its eventual disposition are less than its carrying amount. If such assets are considered to be impaired, the impairment loss is measured as the amount by which the carrying amount of the assets exceeds the fair value of the assets.

KT CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements, Continued

(2)	Summary of Significant Accounting Policies and Basis of Presenting Consolidated Financial Statements, Continued

(j)    Intangible Assets

Intangible assets are stated at cost less accumulated amortization, which are computed using the following methods.

(i)    Goodwill

Goodwill, which represents the excess of the acquisition cost over the fair value of net identifiable assets acquired related to entities that are being consolidated, is amortized on a straight-line basis over its estimated economic useful life.

Through 1999, the difference between the acquisition cost and the amount of underlying equity of the acquired entity’s net assets was recorded as a consolidation adjustment asset similar to goodwill.

Commencing in 2000 and in accordance with changes to Korean GAAP, accounting for the difference between the acquisition cost and the amount of underlying equity of a purchased entity differs depending on whether 1) the acquisition of the controlling interest of an investee is the original acquisition or 2) the purchase represents an additional equity purchase of a controlled entity. When the Company first acquires a controlling financial interest of an entity, the difference between the acquisition cost and the corresponding proportionate share of the entity’s equity as of the most recently audited or reviewed balance sheet date is recorded as goodwill. For additional equity purchases of existing consolidated subsidiaries, such difference is recorded as a reduction of stockholders’ equity (capital surplus). Goodwill is amortized over its estimated useful life.

Amortization of goodwill of (Won)208,156 million, (Won)301,292 million and W294,652 million in 2000, 2001 and 2002, respectively, and reversals of negative goodwill of (Won)477 million, (Won)413 million and (Won)413 million in 2000, 2001 and 2002, respectively, are included in operating expenses and other income, respectively, in the consolidated statements of earnings.

As discussed in note 2(a), goodwill recorded as a result of the KTM transaction in July 2000 was amortized on a straight-line basis over five years through December 31, 2000. Effectively January 1, 2001, as permitted under Korean GAAP and to present and amortize the amount in a more appropriate manner, the Company classified this goodwill into two components of subscriber base and other, and revised their useful lives to four and ten years, respectively. The effect of this change reduced the amortization of goodwill in the amount of (Won)108,083 million for the years ended after December 31, 2000.

(ii)    Other Intangible Assets

Other intangible assets, consisting of rights to exclusive usage, are stated at cost less accumulated amortization. Amortization is computed using the straight-line method over periods which range from 3 to 60 years.

As discussed in note 2(i), the Company evaluates its other intangible assets for impairment each year as part of its annual forecasting process. Due to a decrease in expected profits from some of the Company’s other intangible assets, an impairment loss of (Won)23,485 million was recorded within “Other, net” in the consolidated statement of earnings and retained earnings, which represented the difference between the fair value of other intangible assets and their carrying amounts. The fair value of other intangible assets was estimated using the expected present value of future cash flows.

KT CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements, Continued

(2)	Summary of Significant Accounting Policies and Basis of Presenting Consolidated Financial Statements, Continued

(j)    Intangible Assets, Continued

During 2001, KT ICOM acquired IMT-2000 frequency usage right and a license to operate the IMT-2000 business from the MIC for (Won)1,300 billion. KT ICOM recorded the net amount as frequency usage right included in other assets in the accompanying consolidated balance sheets as of December 31, 2002. KT ICOM paid 50%, or (Won)650 billion, of this amount in 2001 and the net present value of the remaining (Won)650 billion unpaid balance is recorded as long-term accounts payable-other in the accompanying consolidated balance sheets as of December 31, 2002 and 2001. This amount is payable over a period of five years beginning in 2007 and interest is paid annually based on the three-year Government bonds minus 0.75% (5.01% as of December 31, 2002). These rights have a contractual life of 15 years and will be amortized commencing on the date commercial service is initiated through the end of their contractual life. The Company has not amortized frequency usage right in the year ended December 31, 2002 because the related commercial services have not been provided during the year.

In addition, the interest expense incurred from long-term accounts payable—other for frequency usage right is capitalized as frequency usage right (see note 28). For the year ended December 31, 2002, capitalized interest amounts to (Won)74,631 million.

As of December 31, 2002, frequency usage right in other assets in the accompanying consolidated balance sheet is calculated as follows:

	Millions
Balance at beginning of period	(Won)	1,300,000
Discount for present value		(165,777)
Capitalized interest		74,631

	(Won)	1,208,854

(iii)    Research and Development Costs

The Company charges research and development costs to expense as incurred. However, the costs which are recoverable from future earnings are deferred and amortized over their estimated useful life. In addition, the internal software development costs, after technological feasibility has been obtained, such as those associated with Broadband Integrated Services Digital Network (B-ISDN), Integrated Customer Information System (ICIS) and Enterprise Resource Planning (ERP), are accounted for as intangible assets and amortized by the straight-line method over their estimated economic useful lives from 3 to 6 years.

The Company incurred research and development costs of (Won)307,525 million, (Won)378,388 million and (Won)274,410 million including capitalized research and development costs amounts of (Won)116,400 million, (Won)145,196 million and (Won)28,855 million for the years ended December 31, 2000, 2001 and 2002, respectively.

(iv)    Advertising Costs

The Company expenses advertising costs as they are incurred. These expenses include media and other promotional and sponsoring costs.

KT CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements, Continued

(2)	Summary of Significant Accounting Policies and Basis of Presenting Consolidated Financial Statements, Continued

(k)    Convertible Notes and Bonds with Warrants

The Company recognizes interest expense on convertible notes and bonds with warrants as determined using the effective interest method, and amortization of a redemption premium is recorded as long-term accrued interest expense.

(l)    Retirement and Severance Benefits

Employees who have been with the Company for more than one year are entitled to lump sum payments based on current rates of pay and length of service when they leave the Company. The Company’s estimated liability under the plan which would be payable if all employees left on the balance sheet date is accrued in the accompanying consolidated balance sheets. A portion of the liability is covered by an employees’ severance benefits insurance where the employees have a vested interest in the deposit with the insurance company. Therefore, such deposits for severance benefits insurance amounting to (Won)13,200 million and (Won)338,576 million as of December 31, 2001 and 2002, respectively, are reflected in the accompanying consolidated balance sheets as a deduction from the liability for retirement and severance benefits.

Additionally, the Company had deposits with insurance companies totaling (Won)1,487 million at December 31, 2001, which were to be used for the payment of severance liabilities. The employees do not have a vested interest in such deposits. This deposit was recorded in other assets at December 31, 2001. During 2002, the deposit was used to fund a portion of the liabilities.

Through March 1999, under the National Pension Scheme of Korea, the Company transferred a certain portion of retirement allowances of employees to the National Pension Fund. The amount transferred will reduce the retirement and severance benefit amount to be payable to the employees when they leave the Company and is accordingly reflected in the accompanying consolidated balance sheets as a reduction from the retirement and severance benefit liability. The cumulative balance of such transfers to the National Pension Fund were (Won)1,398 million and (Won)1,066 million as of December 31, 2001 and 2002, respectively. Beginning in April 1999, however, a new regulation applies and such transfers to the National Pension Fund are no longer required.

(m)    Valuation of Receivables and Payables at Present Value

Receivables and payables arising from long-term installment transactions and other similar transactions are stated at present value and the difference between the nominal value and present value is amortized using the effective interest method over the installment or redemption period.

Long-term accounts payable—other related to frequency usage right is stated at the net present value of future cash flows, calculated using the effective interest rate (9.93%) at the time of receipt of the frequency use license. The balance as of December 31, 2002 is as follows:

	Millions
Long-term accounts payable—other	(Won)	650,000
Discount		(148,742)

	(Won)	501,258

KT CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements, Continued

(2)	Summary of Significant Accounting Policies and Basis of Presenting Consolidated Financial Statements, Continued

(m)    Valuation of Receivables and Payables at Present Value, Continued

The maturities of the Company’s long-term accounts payable—other related to frequency usage right outstanding as of December 31, 2002 are as follows:

Year	Millions
2007	(Won)	90,000
2008		110,000
2009		130,000
2010		150,000
2011		170,000

	(Won)	650,000

(n)    Customer call bonus program

The Company records an estimated liability for the marketing cost associated with providing free gifts under the customer call bonus program when call bonus points are earned. The liability is recorded in other long-term liabilities on the accompanying consolidated balance sheets. The liability is adjusted periodically based on points earned, points redeemed, and changes in estimated costs.

(o)    Contributions Received for Capital Expenditures

Contributions received for capital expenditures are reflected as a reduction from the acquisition cost of the acquired assets and, accordingly, reduce depreciation expense related to the acquired assets over their useful lives. Contributions received, which have yet to be disbursed for capital expenditures, are presented as a deduction of received assets.

Effective January 1, 2002, the Company changed its policy regarding contributions received for capital expenditures according to a revision of Korean GAAP. In prior periods, contributions received which had yet to be disbursed for capital expenditures were included in capital adjustments. Such contributions received are now presented as a deduction from the received asset. In connection with this change, the related amounts in the 2001 balance sheet, presented for comparative purposes, were restated.

(p)    Derivatives

Derivative financial instruments used for trading purposes are valued at their estimated fair value and the resulting unrealized valuation gains or losses are recognized in current results of operations.

Derivative financial instruments used for hedging purposes are accounted for in a manner consistent with the accounting treatment appropriate for the transactions being hedged or associated with such contracts. The instruments are valued at fair value when underlying transactions are valued at fair value, and resulting unrealized valuation gains or losses are recorded in current results of operations. For instruments that are not valued at fair value, unrealized valuation gains or losses are recognized at the time of settlement.

(q)    Foreign Currency Translation

Monetary assets and liabilities denominated in foreign currencies are translated into Korean Won at the balance sheet date. Unrealized foreign currency translation gains and losses on monetary assets and liabilities,

KT CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements, Continued

(2)	Summary of Significant Accounting Policies and Basis of Presenting Consolidated Financial Statements, Continued

(q)    Foreign Currency Translation, Continued

except for the amounts included in cost of property, plant and equipment (see note 2(h)), are included in current results of operations. Non-monetary assets and liabilities denominated in foreign currencies are translated into Korean Won at the historical rates.

As of December 31, 2001 and 2002, monetary assets and liabilities denominated in foreign currencies are translated into Korean Won at (Won)1,326.10 to US$1 and (Won)1,200.40 to US$1, respectively.

(r)    Stock Options

The stock option program allows the Company’s officers to acquire shares of the Company. The option exercise price is generally fixed at above the market price of underlying shares at the date of the grant. The Company values stock options based upon an option pricing model (Black-Scholes model) under the fair value method and recognizes this value as an expense over the period in which the options vest. When the options are exercised, equity is increased by the amount of the proceeds received, and the difference between the exercise price and market price is included in compensation expense and credited to the capital adjustment account.

(s)    Contingent Liabilities

Contingent losses are generally recognized as a liability when probable and reasonably estimable.

(t)    Revenue Recognition

Operating revenues are recognized on a service-rendered basis. Revenues from public telephone cards are recognized when the cardholder places a call. Sales and cost of sales for Personal Communication Service (“PCS”) handsets are recognized when delivered to the customer.

Prior to April 15, 2001, KT revised the telephone installation deposit system which allowed customers to choose between alternative plans for initiating basic telephone services. Under these alternatives, customers can elect to place a fully refundable deposit (which is reflected as a liability) or pay a reduced non-refundable fee (which is included in operating revenues). Prior to this change, all customers were required to place fully refundable deposits.

Effective April 15, 2001, the Company revised its telephone installation deposit system. Under the revised system, new customers are required to pay a non-refundable service initiation fee. The non-refundable service initiation fee is included in operating revenues.

(u)    Income Taxes

Income tax expense or benefit on earnings includes both current and deferred taxes. Current tax is the expected tax payable on the taxable income for the year, using tax rates enacted at the balance sheet date. Deferred tax is provided using the asset and liability method, providing for temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. However, deferred taxes are not recognized for temporary differences related to unrealized gains and losses on marketable investments in equity securities that are reported in a separate component of stockholders’

KT CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements, Continued

(2)	Summary of Significant Accounting Policies and Basis of Presenting Consolidated Financial Statements, Continued

(u)    Income Taxes, Continued

equity. Deferred tax assets and liabilities are measured using tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.

A deferred tax asset is recognized only to the extent that it is probable that such deferred tax asset is recoverable in a future period. Deferred tax assets are reduced to the extent that it is no longer probable that the related tax benefit will be realized.

(v)    Minority Interest in Consolidated Subsidiaries

Minority interest in consolidated subsidiaries are presented as a separate component of stockholders’ equity in the consolidated balance sheets.

(w)    Earnings Per Share

Basic earnings per common share are calculated by dividing net earnings available to common stock by the weighted-average number of shares of common stock outstanding during the period. Diluted earnings per share are calculated by using the weighted-average number of shares of common stock outstanding adjusted to include the potentially dilutive effect of convertible notes.

(x)    Foreign Currency Translation of Foreign Subsidiaries

Assets and liabilities of the Company’s foreign subsidiaries and operations are translated into Korean Won at the rates of exchange in effect at the balance sheet date. Income and expense items are translated at the average exchange rates prevailing during the fiscal year. Gains and losses resulting from such translation of financial statements are recognized as a foreign-based operations translation adjustment in stockholders’ equity.

(y)    Use of Estimates

The preparation of consolidated financial statements in conformity with Korean GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(z)    Accounting for the disposition of an equity interest in a consolidated subsidiary

Gain or loss on the Company’s sale of a subsidiary’s stock is recognized in income if, after the sale of the equity interest, the investment is no longer required to be consolidated under Korean GAAP. If the entity is still required to be consolidated, the Company records the difference between net proceeds and the carrying amount of the stock as an adjustment to stockholders’ equity.

(aa)    Application of the Statements of Korea Financial Accounting Standards

The Korean Accounting Standards Board (“KASB”) has published a series of Statements of Korea Accounting Standards (“SKAS”), which will gradually replace the existing financial accounting standards, established by the Korea Financial and Supervisory Board. SKAS No. 2 through No. 9 becomes effective for the Company on January 1, 2003.

KT CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements, Continued

(2)	Summary of Significant Accounting Policies and Basis of Presenting Consolidated Financial Statements, Continued

(aa)    Application of the Statements of Korea Financial Accounting Standards, Continued

In accordance with the Statement of Korea Accounting Standards, the cumulative effect on prior years of these changes in accounting method will be credited (charged) to the beginning balance of retained earnings.

Under SKAS No. 2, interim financial reports replace quarterly and semi-annual financial standards and should include a balance sheet, statement of earnings, statement of cash flows, and explanatory notes. In principle, interim financial statements should be presented in the same format of the annual financial statements. Interim financial statements should be presented in comparative format.

SKAS No. 3 defines the recognition criteria for internally generated intangible assets. SKAS No. 3 requires that costs incurred during the research phase to be expensed, and also requires the residual value of an intangible asset to be assumed to be zero unless:

(a) There is a commitment by a third party to purchase the asset at the end of its useful life; or

(b) There is an active market for that type of asset and it is probable that such a market will exist at the end of the asset’s useful life.

Costs incurred during the development phase are to be capitalized, if certain criteria are met. SKAS No. 3 also requires start-up costs, training and advertising costs to be expensed as incurred. The useful life of an intangible asset should be based on its estimated useful life, not to exceed twenty years from the date when the asset is available for use. Capitalized software is expected to have shorter useful life due to its technological obsolescence. Intangible assets should be assessed for impairment annually. The Company will charge the organization cost of (Won)1,414 million to the beginning balance of retained earnings in 2003. The Company does not expect the adoption of this statement to have a material impact on its financial position or results of operations.

SKAS No. 4 clarifies existing standards regarding revenue recognition. Bartering transactions, where goods or services are exchanged for goods or services that are of a similar nature and value, should not result in revenue recognition. Revenue from the sale of goods or services should only be recognized when all the following conditions have been met:

(a)    Significant risks and rewards of ownership of the goods have been transferred to the buyer

(b)    The enterprise no longer retains legal title or effective control over the goods sold

(c)    The seller’s price to the buyer is fixed or determinable

(d)    Collectibility is reasonably assured

(e)    The costs incurred or to be incurred in respect of the transaction can be measured reliably

The Company’s current policy for revenue recognition is not significantly different from the requirements of SKAS No. 4. Accordingly, the Company does not expect the adoption of this statement to have a material impact on its financial position or results of operations.

SKAS No. 5 requires certain asset retirement obligations to be estimated and recorded as part of its acquisition cost. For exchange of dissimilar assets, fair market value of asset given up should be recorded as

KT CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements, Continued

(2)	Summary of Significant Accounting Policies and Basis of Presenting Consolidated Financial Statements, Continued

(aa)    Application of the Statements of Korea Financial Accounting Standards, Continued

acquisition cost for asset acquired. In case of exchange of similar assets, book value of asset given up should be recorded as acquisition cost for asset acquired. However, if significant amount of cash is involved in exchange of assets, due to the differences in its fair value, such transaction cannot be treated as exchange of similar assets. Tangible assets should be written down to its net realization value when the fair market value of the asset declines significantly due to its obsolescence.

SKAS No. 6 requires that proposed dividends that are subject to ratification from the shareholders’ meeting subsequent to the issuance of the financial statements not be recognized as a liability at the balance sheet date. In addition, appropriation of retained earnings subsequent to the balance sheet data should not be reflected in the current year balance sheet. SKAS No. 6 also requires that companies that are undergoing liquidation to present their financial statements under the liquidation basis. The Company will reclassify the amount of dividends of (Won)212,887 million to the beginning balance of retained earnings in 2003. The Company does not expect the adoption of this statement to have a material impact on its financial position or results of operations.

SKAS No. 7, “Capitalization of Financial Cost”, generally requires financial costs to be expensed as incurred, except when certain criteria are met for capitalization. The provision of this standard is to be applied consistently. Capitalized interest costs in connection with past due borrowings should be expensed. The Company does not expect the adoption of this statement to have material impact on its financial position or results of operations.

SKAS No. 8 requires that marketable equity securities and all debt securities be classified into trading securities, available-for-sale securities or held-to-maturity securities in accordance with enterprise’s intentions. Trading and available-for-sale securities are reported at fair value. Securities that are not publicly traded and which the fair value cannot be reasonably measured are recorded at acquisition cost. Unrealized gains and losses from trading securities are reported as part of the results of operations, whereas unrealized gains and losses from available-for-sale securities are reported as a capital adjustment in the statement of shareholders’ equity. Transfers of securities from the trading category are prohibited, whereas transfers of securities between available-for-sale and held-to-maturity are permitted. The Company does not expect the adoption of this statement to have a material impact on its financial position or results of operation.

SKAS No. 9 “Convertible Security” is related to convertible bonds, bonds with warrants and convertible preferred stock, which requires the separate recognition of the convertible features and warrant rights. However, as of December 31, 2002, the convertible notes and bond with warrants that the Company holds or has issued, will not be impacted by this statement because this statement will be applied for convertible notes and bond with warrants purchased or issued on after December 31, 2002. The Company does not expect the adoption of this statement to have material impact on its financial position or results of operations.

(ab)    Fair Value of Financial Instruments

The following methods and assumptions were used to estimate the fair value of each significant class of financial instruments for which it was practicable to estimate such value:

(i)    Cash and cash equivalents, short-term financial instruments, trade notes and accounts receivable, accounts receivable—other, marketable securities, trade notes and accounts payable, short-term borrowings and accrued expenses.

KT CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements, Continued

(2)	Summary of Significant Accounting Policies and Basis of Presenting Consolidated Financial Statements, Continued

(ab)    Fair Value of Financial Instruments, Continued

The carrying amount approximates fair value because these instruments are either carried at fair value or because of the short maturity of these instruments.

(ii)    Investment securities

The fair value of equity securities of non-affiliates and debt securities are estimated based on quoted market prices. The fair values of equity-linked securities are estimated based on quotes obtained from dealer. For those investments for which there were no quoted market prices, a reasonable estimate of fair value could not be made without incurring excessive costs. Additional information pertinent to the fair value of unquoted investments is provided below.

(iii)    Loans included in other current assets and other assets

The carrying amount of loans included in other current assets approximate fair value due to the short term maturities of these investments. The fair value of long-term loans in other assets is estimated based on discounted cash flows using current rates offered for loans of the same remaining maturities.

(iv)    Long-term debt

The fair value of the long-term debt, including the current portion, is estimated based on quoted market prices for the same or similar issues or on the current rates offered for debt of the same remaining maturities.

(v)    Interest rate swap and interest rate swaption

The fair values of interest rate swap and interest rate swaption are estimated based on quotes obtained from dealers.

The estimated fair values of the Company’s significant financial instruments at December 31, 2001 and 2002 are summarized as follows:

	2001 (millions)
	Carrying amount		Fair value
Cash and cash equivalents	(Won)	1,169,005	1,169,005
Short-term financial instruments		694,776	694,776
Trade notes and accounts receivable		2,773,211	2,773,211
Accounts receivable—other		365,895	365,895
Marketable securities		442,268	442,268
Equity securities of non-affiliates:
• Practicable to estimate fair value		2,485,162	2,485,162
• Not practicable		110,301	N/A
Debt securities		22,615	22,501
Loans included in other current assets and other assets		231,498	203,662
Trade notes and accounts payable		1,060,878	1,060,878
Short-term borrowings		1,110,795	1,110,795
Accrued expenses		201,160	201,160
Foreign currency forward contracts		3,401	3,401
Long-term debt, including current portion		8,243,221	8,212,026

KT CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements, Continued

(2)	Summary of Significant Accounting Policies and Basis of Presenting Consolidated Financial Statements, Continued

(ab)    Fair Value of Financial Instruments, Continued

	2001 (millions)
	Carrying amount		Fair value
Cash and cash equivalents	(Won)	1,086,689	1,086,689
Short-term financial instruments		819,859	819,859
Trade notes and accounts receivable		2,982,501	2,982,501
Accounts receivable—other		512,512	512,512
Marketable securities		433,661	433,661
Equity securities of non-affiliates:
• Practicable to estimate fair value		869,603	869,603
• Not practicable		195,940	N/A
Debt securities		49,443	49,427
Equity linked securities		97,495	97,495
Loans included in other current assets and other assets		1,033,499	849,888
Trade notes and accounts payable		1,167,195	1,167,195
Short-term borrowings		1,116,385	1,116,385
Accrued expenses		257,565	257,565
Interest rate swap		7,662	7,662
Interest rate swaption		1,459	1,459
Long-term debt, including current portion		11,723,697	11,473,089

It was not practicable to estimate the fair value of investments in unlisted companies. Additional unaudited information as to total assets, stockholders’ equity (deficit), revenues and net income (loss) for these investments as of and for the years ended December 31, 2001 and 2002 are summarized as follows:

	Unaudited 2001 (millions)
	Percentage ownership	Carrying amount		Total assets	Stock- holders’ equity (deficit)	Revenues	Net income (loss)
Investment in INTELSAT	0.7	(Won)	6,221	4,240,894	2,256,545	1,416,379	651,707
Investment in INMARSAT	2.3		15,015	1,424,231	947,101	415,118	7,487
Investment in R.J.K. Cable	10.0		307	Not available
Investment in NSS N.V.	1.4		12,747	1,460,191	1,363,695	202,114	32,644
Investment in Korea S/W Industry Association	1.7		1,000	72,743	67,266	5,670	2,620
Investment in Korea Multinet Co.	7.6		—	8,229	(745)	722	(2,350)
Investment in Potatos Co.	6.7		200	2,996	2,992	—	(79)
Investment in Intech Telecom	7.8		5,190	55,154	20,131	31,818	(7,981)
Investment in KT internal Venture fund No.1	89.3		3,303	3,976	3,927	56	7
Investment in Media Valley Inc	7.3		1,087	6,601	6,514	275	(3,742)
Investment in Korea Information Certificate Authority	9.4		2,000	20,621	18,603	3,676	(1,230)
Investment in Mirae Asset Securities Co., Ltd	13.0		14,600	438,116	170,945	74,936	5,574
Strategic Fund investment	90.0		18,000	22,216	22,007	1,206	983
e-Charge Corp.	3.1		—	Not available
Other	—		30,631	Not available

		(Won)	110,301

KT CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements, Continued

(2)	Summary of Significant Accounting Policies and Basis of Presenting Consolidated Financial Statements, Continued

(ab)    Fair Value of Financial Instruments, Continued

	Unaudited 2002 (millions)
	Percentage ownership	Carrying amount		Total assets	Stock- holders’ equity (deficit)	Revenues	Net income (loss)
	Unaudited (millions)
Investment in INTELSAT	0.7	(Won)	6,221	Not available
Investment in INMARSAT	2.3		15,015	Not available
Investment in R.J.K. Cable	10.0		307	Not available
Investment in Korea S/W Industry Association	1.4		1,000	88,188	82,140	5,953	2,819
Investment in Korea Multinet Co.	7.1		—	7,650	(4,012)	1,468	(2,574)
Investment in Potatos Co.	6.7		200	2,934	2,907	—	(99)
Investment in Intech Telecom	7.8		5,190	46,196	14,837	22,928	(4,424)
Investment in KT internal Venture fund No.1	89.3		3,303	3,785	3,682	24	(134)
Investment in Korea Information Certificate Authority	9.4		2,000	21,551	18,133	13,743	(381)
Investment in Mirae Asset Securities Co., Ltd	9.6		11,960	563,773	191,315	531,763	21,311
Strategic Fund investment	90.0		18,000	22,122	21,856	619	350
National Information & Credit Evaluation, Inc.	13.0		1,202	12,901	6,550	32,249	1,243
KIF Fund	33.3		100,000	300,000	300,000	—	—
On Game net	19.5		1,060	9,016	5,869	10,953	148
On line pass	19.5		370	1,873	1,571	1,731	(324)
e-Charge Corp.	3.1		—	Not available
Other	—		30,112	Not available

		(Won)	195,940

(ac)    Consolidated Statements of Cash Flows

The Company paid (Won)414,643 million, (Won)669,690 million and (Won)574,795 million in interest (net of amounts capitalized) and (Won)74,040 million, (Won)67,789 million and (Won)329,816 million in income taxes in 2000, 2001 and 2002, respectively.

(ad)    Segment Information

The Company has three reportable operating segments—wireline communications, PCS services and IMT-2000 services. Wireline communications include all services provided to fixed line customers, including internet services, data communication services, wire and other facilities, leased line services and telephone services. PCS service is a digital wireless telephone system that uses light handsets with a long battery life to communicate via low-power antennas. PCS telephones have the capacity to receive and send data as well as voice transmission. IMT-2000 service is a third-generation, high-capacity wireless communication system that enables subscribers to utilize a full range of mobile multi-media services including video phone and wireless data transmission. The operations of all other entities which fall below the reporting thresholds are included in the “Miscellaneous” segment below, and include entities providing, among others, submarine cable construction and group telephone management.

The Company’s reportable segments are separate legal entities that offer different products and services and/or serve different customers. No single customer accounted for revenues of 10% or more of total revenues. The

KT CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements, Continued

(2)	Summary of Significant Accounting Policies and Basis of Presenting Consolidated Financial Statements, Continued

(ad)    Segment Information, Continued

entities are managed differently since they utilize different technology and marketing strategies and have different capital requirements. Management primarily evaluates the performance of the segments based on operating income (loss).

The Company accounts for intersegment revenues and costs as if the related transactions were with third parties. The adjustments included in “Reconciling Adjustments,” line item “Other income (deductions), net”include minority interest in losses (earnings) of consolidated subsidiaries of (Won)54,329 million, (Won)(260,422) million and W(316,918) million in 2000, 2001 and 2002, respectively, and elimination of the parent company’s equity in net losses (earnings) of KTF and other subsidiaries of (Won)48,444 million, (Won)(175,911) million and (Won)(208,756) million in 2000, 2001 and 2002, respectively. Reconciling adjustments also include reclassification of amortization of goodwill (reversal of negative goodwill), net, between the line items “Other income (deductions), net”and “Operating expenses—Depreciation and amortization” in the amount of (Won)189,623 million, (Won)306,330 million and (Won)298,891 million in 2000, 2001 and 2002 respectively. Additionally, reconciling adjustments include intersegment eliminations in all line items.

The following table provides information for each operating segment as of and for the year ended December 31, 2000.

	2000 (millions)
	Wireline Communications		PCS Services	Miscellaneous	Reconciling Adjustments	Consolidated
Operating revenues:
External customers	(Won)	9,989,933	3,076,634	471,058	—	13,537,625
Intersegment		332,224	465,105	244,354	(1,041,683)	—

		10,322,157	3,541,739	715,412	(1,041,683)	13,537,625
Operating expenses:
Depreciation and amortization		2,869,924	365,094	33,354	204,224	3,472,596
Other		6,505,489	2,879,293	684,463	(1,055,316)	9,013,929

		9,375,413	3,244,387	717,817	(851,092)	12,486,525
Operating income (loss)		946,744	297,352	(2,405)	(190,591)	1,051,100
Interest income		101,799	6,947	17,590	—	126,336
Interest expense		(331,801)	(153,413)	(15,810)	163	(500,861)
Other income (expenses), net		544,078	48,170	(5,275)	273,386	860,359

Earnings (loss) before income taxes		1,260,820	199,056	(5,900)	82,958	1,536,934
Income taxes		250,694	295,238	5,390	(598)	550,724

Net earnings (loss)	(Won)	1,010,126	(96,182)	(11,290)	83,556	986,210

Total assets	(Won)	23,231,901	5,714,602	868,926	(1,422,504)	28,392,925

Capital expenditures	(Won)	3,495,333	1,075,113	18,149	(5,593)	4,583,002

KT CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements, Continued

(2)	Summary of Significant Accounting Policies and Basis of Presenting Consolidated Financial Statements, Continued

(ad)    Segment Information, Continued

The following table provides information for each operating segment as of and for the year ended December 31, 2001.

	2001 (millions)
	Wireline Communications		PCS Services	IMT-2000 Services		Miscellaneous	Reconciling Adjustments	Consolidated
Operating revenues:
External customers	(Won)	11,069,884	4,424,151	—		450,565	—	15,944,600
Intersegment		448,378	593,986	—		225,404	(1,267,768)	—

		11,518,262	5,018,137	—		675,969	(1,267,768)	15,944,600
Operating expenses:
Depreciation and amortization		3,037,816	618,706	1,538		54,912	296,800	4,009,772
Other		7,025,305	3,610,328	26,829		617,123	(1,287,406)	9,992,179

		10,063,121	4,229,034	28,367		672,035	(990,606)	14,001,951
Operating income (loss)		1,455,141	789,103	(28,367)		3,934	(277,162)	1,942,649
Interest income		48,717	23,905	44,489		15,535	—	132,646
Interest expense		(423,577)	(276,825)	—		(12,040)	—	(712,442)
Other income (expenses), net		285,881	24,120	14,429		(17,533)	(135,305)	171,592

Earnings (loss) before income taxes		1,366,162	560,303	30,551		(10,104)	(412,467)	1,534,445
Income taxes		278,951	124,494	11,482		6,764	(221)	421,470

Net earnings (loss)	(Won)	1,087,211	435,809	19,069		(16,868)	(412,246)	1,112,975

Total assets	(Won)	22,851,115	6,496,362	2,485,017		928,948	(2,748,887)	30,012,555

Capital expenditures	(Won)	2,677,672	1,165,956	5,508	*	76,222	(7,157)	3,918,201

*	During 2001, as described in note 2(j)-(ii), KT ICOM acquired IMT-2000 frequency usage right which is a license to operate the IMT-2000 business from the MIC for (Won)1,300 billion.

KT CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements, Continued

(2)	Summary of Significant Accounting Policies and Basis of Presenting Consolidated Financial Statements, Continued

(ad)    Segment Information, Continued

The following table provides information for each operating segment as of and for the year ended December 31, 2002.

	2002 (millions)
	Wireline Communications		PCS Services	IMT-2000 Services	Miscellaneous	Reconciling Adjustments	Consolidated
Operating revenues:
External customers	(Won)	11,253,726	4,800,739	—	339,417	—	16,393,882
Intersegment		455,113	552,334	—	358,745	(1,366,192)	—

		11,708,839	5,353,073	—	698,162	(1,366,192)	16,393,882
Operating expenses:
Depreciation and amortization		2,714,437	725,500	3,345	62,713	291,099	3,797,094
Other		7,200,342	3,783,382	57,958	626,417	(1,409,574)	10,258,525

		9,914,779	4,508,882	61,303	689,130	(1,118,475)	14,055,619
Operating income (loss)		1,794,060	844,191	(61,303)	9,032	(247,717)	2,338,263
Interest income		53,890	17,950	40,026	12,280	(1,028)	123,118
Interest expense		(425,482)	(216,092)	—	(9,914)	1,028	(650,460)
Other income (expenses), net		1,193,150	(33,606)	20,032	(22,779)	(279,430)	877,367

Earnings (loss) before income taxes		2,615,618	612,443	(1,245)	(11,381)	(527,147)	2,688,288
Income taxes		651,801	80,280	(359)	11,129	(1,497)	741,354

Net earnings (loss)	(Won)	1,963,817	532,163	(886)	(22,510)	(525,650)	1,946,934

Total assets	(Won)	21,761,117	8,033,227	2,464,426	893,828	(4,102,452)	29,050,146

Capital expenditures	(Won)	2,145,210	1,014,278	20,415	56,722	(4,279)	3,232,346

(3)    Basis of Translating Consolidated Financial Statements

The consolidated financial statements are expressed in Korean Won and, solely for the convenience of the reader, the consolidated financial statements as of and for the year ended December 31, 2002, have been translated into United States dollars at the rate of (Won)1,186.3 to US$1, the noon buying rate in The City of New York for cable transfers in Won as certified for customs purposes by the Federal Reserve Bank of New York at December 31, 2002. The translation should not be construed as a representation that any or all of the amounts shown could be converted into US dollars at this or any other rate.

KT CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements, Continued

(4)    Cash and Cash Equivalents

Cash and cash equivalents as of December 31, 2001 and 2002 are summarized as follows:

	Millions
	2001		2002
Cash on hand	(Won)	3,339	79
Checking accounts		447	2,358
Cash in transit		442,342	610,207
Passbook accounts		18,708	36,321
Time deposits		704,169	437,724

	(Won)	1,169,005	1,086,689

(5)    Restricted Deposits

There are certain amounts included in short-term and long-term financial instruments which are restricted in use for payment of employees’ retirement and severance benefits or expenditures for certain business purposes as of December 31, 2001 and 2002 as follows:

	Millions
	2001		2002
Short-term financial instruments	(Won)	12,544	7,709
Long-term financial instruments		1,583	80

	(Won)	14,127	7,789

(6)    Marketable Securities

Marketable securities as of December 31, 2001 and 2002 are summarized as follows:

	Millions
	2001		2002
Money market funds	(Won)	442,268	433,661

(7)    Inventories

Inventories as of December 31, 2001 and 2002 are summarized as follows:

	Millions
	2001		2002
Construction and repair materials	(Won)	57,169	66,915
PCS handsets		57,258	146,818
Other		7,688	30,458

	(Won)	122,115	244,191

KT CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements, Continued

(8)    Other Current Assets

Other current assets as of December 31, 2001 and 2002 are summarized as follows:

	Millions
	2001		2002

Accrued interest income	(Won)	35,362	16,171
Prepayments		39,290	61,269
Current portion of long-term loans to employees		25,951	157,340
Short-term loans		20,320	3,553
Other		4,826	5,004

	(Won)	125,749	243,337

(9)    Investments in and Transactions with Affiliated Companies

Investments in affiliated companies accounted for using the equity method as of December 31, 2001 and 2002 are summarized as follows:

	Percentage ownership		Millions
	2001	2002	2001		2002
Mongolian Telecommunications Co.	40.0	40.0	(Won)	5,376	5,693
Korea IT venture partner	28.0	28.0		14,090	8,531
Centel	48.8	48.8		19,417	23,314
KBSi Co. (formerly Crezio.com)	32.4	32.4		2,746	2,154
Korea Telecom Directory Co.	34.0	34.0		8,267	8,383
eNtoB Co.	25.0	23.8		2,979	2,591
Online Pass	19.5	—		370	—
On Game Network	19.5	—		1,060	—
KT Infotech Corporation (KTI) (see note 2(a))	—	15.6		—	4,105
Korea Telecom Realty Development Co.	19.0	19.0		1,315	1,502
Korea Digital Satellite Broadcasting Co. (KDB)	18.2	18.2		57,891	36,257
National Information & Credit Evaluation, Inc.	13.0	—		842	—
Korea Information Data	19.0	19.0		4,106	5,233
Korea Information Service	19.0	19.0		3,150	3,633
KT Instrument & Calibration Center	19.0	19.0		148	210
Bank Town Corp.	19.0	19.0		207	408
Korea Telecom Hitel Global	—	49.0		—	490

			(Won)	121,964	102,504

The Company recorded unrealized losses of (Won)1,343 million and (Won)4,266 million relating to the above affiliates as of December 31, 2001 and 2002, respectively, which have been accounted for by the Company as a capital adjustment, which is recorded within unrealized gains on investment securities within stockholders’ equity.

The Company received dividends of (Won)572 million, (Won)1,995 million and (Won)469 million from affiliates for the years ended December 31, 2000, 2001 and 2002, respectively.

KT CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements, Continued

(9)	Investments in and Transactions with Affiliated Companies, Continued

During 2002, KTH, a subsidiary of KT, invested (Won)490 million in Korea Telecom Hitel Global (KTHG) representing 49% of KTHG’s equity interest.

The Company disposed of certain portions of its equity interests in Online Pass and On Game Network in 2001, and the Company no longer has significant influence over those companies. Therefore, the Company discontinued use of the equity method of accounting and now classifies those companies as non-affiliated companies as of December 31, 2002.

The Company no longer exercises significant influence over National Information & Credit Evaluation, Inc. in 2002, and therefore reclassified the investment from equity securities of affiliated company accounted for under the equity method to equity securities of non-affiliated company.

(10)    Investments in Equity Securities of Non-Affiliated Companies

(a)    Marketable equity securities

Investments in marketable equity securities of non-affiliated companies accounted for at fair value, with any unrealized gains or losses included in stockholders’ equity, as of December 31, 2001 and 2002 are summarized as follows:

	Percentage ownership		Millions
	2001	2002	2001		2002
SK Telecom Co., Ltd.(“SK Telecom”)	10.4	4.3	(Won)	2,483,535	853,281
Dream Line Co., Ltd.	1.2	1.0		1,535	369
Wide Telecom Inc.	0.5	0.5		92	30
New Skies Satellites N.V.	—	1.4		—	9,246
GAEASOFT Corp.	—	6.4		—	2,184
KRTnet Corp.	—	7.5		—	4,493

			(Won)	2,485,162	869,603

The Company’s investments in the companies listed above were carried at fair value, with unrealized gains of (Won)2,308,142 million and (Won)778,787 million reported as a separate component of stockholders’ equity, as of December 31, 2001 and 2002, respectively.

During 2002, the Company disposed of 1,000,000 shares of SK Telecom, or a 1.1% equity interest in the non-affiliate, with a gain on disposition of (Won)246,075 million.

The Company and SK Telecom agreed to an equity swap on December 20, 2002 under which each company agreed to sell all of the other’s equity shares it held in the other. According to the agreement, the Company exchanged 4,457,635 shares of SK Telecom for 15,454,659 shares of treasury stock plus cash of (Won)211,868 million on December 30, 2002 and the Company recognized a gain on disposition of the investment securities in the amount of (Won)907,624 million in 2002.

KT CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements, Continued

(10)    Investments in Equity Securities of Non-Affiliated Companies, Continued

(b)    Non-marketable equity securities

Investments in non-marketable equity securities (except for equity securities accounted for using the equity method) accounted for at cost as of December 31, 2001 and 2002 are summarized as follows:

	Percentage ownership		Millions
	2001	2002	2001		2002
Investment in INTELSAT	0.7	0.7	(Won)	6,221	6,221
Investment in INMARSAT	2.3	2.3		15,015	15,015
Investment in R. J. K. Cable	10.0	10.0		307	307
Investment in Korea S/W Industry Association	1.7	1.4		1,000	1,000
Investment in Korea Multinet Co.	7.6	7.1		—	—
Investment in Potatos Co.	6.7	6.7		200	200
Investment in Intech Telecom	7.8	7.8		5,190	5,190
Investment in NSS N.V.	1.4	—		12,747	—
Investment in Media Valley Inc.	7.3	—		1,087	—
Investment in Korea Information Certificate Authority	9.4	9.4		2,000	2,000
On Game Network (See note 9)	—	19.5		—	1,060
Online Pass(See note 9)	—	19.5		—	370
National Information & Credit Evaluation, Inc(See note 9)	—	13.0		—	1,202
Investment in KT internal venture fund No.1	89.3	89.3		3,303	3,303
Investment in Mirae Asset Securities Co., Ltd.	13.0	9.6		14,600	11,960
Strategic Fund Investment	90.0	90.0		18,000	18,000
e-Charge Corp.	3.1	3.1		—	—
Korea IT Fund	—	33.3		—	100,000
Other	—	—		30,631	30,112

			(Won)	110,301	195,940

As the Company disposed of certain portions of its equity interest in Online Pass and On Game Network in 2001, the Company no longer has significant influence on those companies. Therefore, the Company discontinued use of the equity method of accounting and currently classifies those companies as non-affiliated companies as of December 31, 2002. Due to this disposition, the Company has recorded unrealized losses aggregating (Won)125 million as of December 31, 2002, which have been accounted for by the Company as a capital adjustment, representing the Company’s proportionate share of the unrealized losses on investment securities which is included in stockholders’ equity.

In 2002, the Company invested in the Korea IT Fund (“KIF Fund”), a fund dedicated to making equity investments in information and technology (“IT”) related venture capital funds, with other network service providers, including SK Telecom.

The net book values of 10 companies included in “other” declined significantly as of December 31, 2002, and were not expected to recover. The Company recognized a valuation loss amounting to (Won)3,339 million within “Other, net” related to its investments in these companies in 2002.

KT CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements, Continued

(11)    Investments in Debt Securities

Investments in debt securities as of December 31, 2001 and 2002 are summarized as follows:

	Millions
	2001		2002
KTF First Securitization Specialty Co., Ltd.	(Won)	—	43,430
Convertible notes of KTFT		2,000	—
Other		20,615	6,013

	(Won)	22,615	49,443

As of December 31, 2001, the unrealized holding gains from valuation of marketable debt securities held by the trust fund, which were included in unrealized gains on investment securities in a separate component of stockholders’ equity, were (Won)2,001 million.

(12)    Investments in Equity-Linked Securities

Equity-linked securities as of December 31, 2001 and 2002 are summarized as follows:

	Millions
	2001		2002
Equity-linked securities	(Won)	—	97,495

	(Won)	—	97,495

On April 11, 2002, the Company purchased equity-linked securities from Salomon Smith Barney Holdings, Inc. (SSB). The equity-linked securities have maturities of 2 and 2.5 years. The value of the equity-linked securities is linked to the weighted average quoted price of 500,000 shares of SK Telecom stock, whereby the amount payable to the Company from SSB will be adjusted based on the weighted average quoted share price of SK Telecom. Generally, if the weighted average quoted share price of the SK Telecom shares were to fall below (Won)150,930 and (Won)154,155 for the 2 year and 2.5 year notes, respectively, the amount payable to KT from SSB would be zero and if the weighted average quoted share price of SK Telecom shares were to exceed (Won)301,860 and (Won)308,310 for the 2 year and 2.5 year notes, respectively, then the amount payable to KT from SSB would be the full value of 500,000 SK Telecom shares based on the weighted average quoted share price of SK Telecom. In addition, if the weighted average quoted share price were to fall between the prescribed ceiling and floor amounts, then the amount payable to KT by SSB would be two times the weighted average quoted share price of SK Telecom shares less (Won)301,860 and (Won)308,310 for the 2 year and 2.5 year notes, respectively, calculated based on 500,000 SK Telecom shares.

The Company’s investments in the equity-linked securities are recorded at fair value and unrealized holding gains and losses are recorded as a separate component of stockholders’ equity. As of December 31, 2002, SK Telecom shares were quoted at (Won)229,000 per share, resulting in an unrealized loss of (Won)35,099 million

(13)    Insurance

Property, plant and equipment were insured against fire damage up to an amount of (Won)1,524,652 million and (Won)1,386,075 million as of December 31, 2001 and 2002, respectively. Additionally, the Company maintains insurance policies covering loss and liability arising from automobile accidents.

KT CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements, Continued

(14)    Other Assets

Other assets as of December 31, 2001 and 2002 are summarized as follows:

	Millions
	2001		2002
Long-term loans to employees	(Won)	183,823	872,606
Long-term financial instruments (see note 5)		1,583	580
Leasehold rights and deposits		274,477	278,757
Goodwill (see note 2(j))		1,517,132	1,224,102
Negative goodwill (see note 2(j))		(413)	(2,589)
Frequency usage right (see note 2(j))		1,300,000	1,208,854
Other intangible assets (see note 2(j))		280,237	246,944
Long-term accounts receivable—trade		137,022	80,978
Long-term accounts receivable—other		—	7,797
Deferred income tax asset, net (see notes 2 and 29)		597,990	447,670
Other		113,734	156,035

	(Won)	4,405,585	4,521,734

(15)    Short-term Borrowings

Short-term borrowings as of December 31, 2001 and 2002 are summarized as follows:

		Millions
	Interest rate per annum (%)	2001		2002
Banks	3.87~11.00	(Won)	385,880	489,037
Life insurance companies	7.45		6,000	—
Bonds issued	—		100,000	—
Commercial paper	4.73 ~ 5.55		100,000	623,747
National Australia Bank	LIBOR + 0.6		198,915	3,601
Securities companies	6.50~6.98		320,000	—

		(Won)	1,110,795	1,116,385

The weighted average interest rates on short-term borrowings were 5.71% and 5.20% at December 31, 2001 and 2002, respectively.

(16)    Other Current Liabilities

Other current liabilities as of December 31, 2001 and 2002 are summarized as follows:

	Millions
	2001		2002

Unearned income	(Won)	19,619	7,504
Dividends payable		226,272	214,204
Key money deposits		49,340	64,542
Payable from interest rate swap		—	7,662
Payable from interest rate swaption		—	1,459
Unrealized loss on foreign currency forward contracts		3,401	—
Other		4,669	11,290

	(Won)	303,301	306,661

KT CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements, Continued

(17)    Long-term Debt

Long-term debt as of December 31, 2001 and 2002 is summarized as follows:

	Interest rate per annum(%)	Due as of December 31, 2002	Millions
			2001		2002
Local currency debt:
Bonds issued	2.64~10.20	2003~2011	(Won)	7,356,375	7,267,970
Convertible notes of KTF and KTFT	1.00~11.00	2004~2005		—	38,880
Convertible notes	3.00	2005		—	1,322,704
KTB Network	6.50	2003		1,679	534
Chohung Bank	5.00~8.30	2004~2007		14,566	17,711
Woori Bank	6.50	2004		331	198
Kookmin Bank	6.00~6.50	2005~2006		3,727	3,438
Samsung Capital	5.64	2004		3,890	813
Information and Telecommunication Improvement Fund	5.92~7.25	2004~2007		93,935	93,065
Samsung Securities	5.15~5.64	2003~2004		40,000	100,000
Bridge Securities	5.64	2004		—	10,000
Seoul Securities	5.15~5.64	2003~2004		40,000	60,000
Shinheung Securities	5.15	2003		30,000	30,000
Korea Exchange Bank	5.15~5.64	2003~2004		70,000	80,000
Good Morning Securities	5.15	2003		10,000	10,000
KYOBO Securities	5.15	2003		10,000	10,000

				7,674,503	9,045,313

Foreign currency debt:
Yankee bonds	7.50~7.63	2006~2007		464,135	420,140
US dollars	Libor+0.45~5.18	2003~2007		183,946	145,008
Bonds with warrants	4.30	2005		—	600,200
Convertible notes	0.25	2007		—	1,593,878

				648,081	2,759,226

				8,322,584	11,804,539
Add: Premium on bonds				—	11,319
Less:
Current portion, net of discount				1,730,686	1,846,210
Discount on bonds				79,363	92,161

			(Won)	6,512,535	9,877,487

The Company issued convertible notes and bonds with warrants in 2002. The details are as follows:

	Issuance date	Issuance amount (millions)		Interest rate per annum	Maturity date

Convertible notes	January 4, 2002	US$	1,318	0.25%	January 4, 2007
Bonds with warrants	January 4, 2002	US$	500	4.30%	January 4, 2005
Convertible notes	May 25, 2002	(Won)	1,397,349	3.00%	May 25, 2005

KT CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements, Continued

(17)    Long-term Debt, Continued

Holders of convertible notes issued on January 4, 2002 are entitled to convert notes into the Company’s treasury stock from January 4, 2003 to three business days prior to maturity date. The exchange price is (Won)61,922 per share of common stock, which allows the bondholders to obtain up to 25,251,552 shares except for the portion of early retirement of the convertible notes.

Bonds with warrants were issued in connection with a strategic alliance with Microsoft Corp. Holders of bonds with warrants are entitled to exercise the warrants from January 4, 2003 to January 1, 2004. The warrants have an exercise price of (Won)69,416 per share of common stock, which allows the bondholders to obtain up to 9,270,200 shares.

Holders of convertible notes issued on May 25, 2002 are entitled to convert notes into the Company’s treasury stock from June 25, 2002 to April 25, 2005. The exchange price is (Won)59,400 per share of common stock, which allows the bondholders to obtain up to 22,267,749 shares except for the portion of early retirement of the convertible notes and 10,793 shares of common stock converted. The convertible notes, if not converted into the Company’s treasury stock, will be redeemed at 104.438% of their principal amount at maturity date. The Company recognized interest expense on convertible notes using the effective interest method, and amortization of a redemption premium is recorded as long-term accrued interest expense.

On October 14, 2002, the Company purchased and retired convertible notes issued on January 4, 2002 with a face value of US$107,750 thousand and convertible notes issued on May 25, 2002 with a face value of (Won)74,000 million for US$116,743 thousand and (Won)77,839 million, with a loss on retirement of convertible notes of (Won)10,762 million recognized.

Aggregate principal maturities for the Company’s long-term debt as of December 31, 2002 are as follows:

Fiscal years ending December 31,	Millions
2003	(Won)	1,851,391
2004		2,158,146
2005		3,472,818
2006		1,015,701
2007		2,536,483
Thereafter		770,000

	(Won)	11,804,539

(18)    Refundable Deposits for Telephone Installation

Through September 15, 1998, KT collected deposits for telephone installation in accordance with the Korea Public Telecommunication Business Law. Such deposits are to be refunded without interest to the telephone subscribers upon termination of service. For changes in site classifications of telephones that were installed prior to January 1, 1990, KT is obliged to refund the original deposit received plus the increased deposit due to changes in site classifications.

Prior to April 15, 2001, KT revised the telephone installation system which allowed customers to choose between alternative plans for basic telephone service, permitting customers the option to either place fully refundable deposits or pay a reduced non-refundable service initiation fee. The non-refundable service installation fees are included in operating revenues in the statements of earnings. Refundable deposits continue to be subject to the same provisions as described above. Effective April 15, 2001, KT revised the telephone installation system, whereby new customers are required to pay a non-refundable service initiation fee.

KT CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements, Continued

(19)    Retirement and Severance Benefits

Changes in retirement and severance benefits for each of the years in the three-year period ended December 31, 2002 are summarized as follows:

	Millions
	2000		2001	2002
Beginning balance	(Won)	134,322	280,788	474,438
Provision for the year		284,555	341,902	275,007
Increase (decrease) due to the change in the consolidated subsidiaries		663	(336)	(1,853)
Payments		(133,446)	(144,631)	(42,942)
Withdrawal from National Pension Fund		5,367	355	332
Deposit for severance benefit insurance		(10,673)	(3,640)	(325,376)

Net balance at end of year	(Won)	280,788	474,438	379,606

In 2000 and 2001, KT implemented a voluntary early retirement plan for its employees. Employees electing voluntary early retirement in such years received additional amounts of retirement and severance benefits which were expensed in 2000 and 2001, amounting to (Won)61,811 million and (Won)74,337 million. The aggregate amounts of normal retirement and severance benefits, previously accrued as retirement and severance benefit liabilities, of the employees electing to retire pursuant to such programs amounted to (Won)8,910 million and (Won)13,017 million in 2000 and 2001.

(20)    Other Long-term Liabilities

Other long-term liabilities as of December 31, 2001 and 2002 are summarized as follows:

	Millions
	2001		2002
Unearned income	(Won)	20,602	20,382
Key money deposits		22,909	19,881
Accrued expenses		33,509	17,509
Accrual for customer call bonus points		68,287	96,397
Other		4,980	3,390

	(Won)	150,287	157,559

(21)    Stockholders’ Equity

The composition of holders of common stock as of December 31, 2000, 2001 and 2002 are summarized as follows:

	No. of shares owned			Ownership percentage
	2000	2001	2002	2000	2001	2002
Ministry of Information and Communication	183,998,378	125,165,577	—	58.94%	40.09%	—
Korea National Railroad	179,035	179,035	—	0.06	0.06	—
National Pension Corporation	8,499,342	9,666,789	7,859,178	2.72	3.10	2.54
Employee Stock Ownership Associations	1,052,242	823,879	17,678,198	0.34	0.26	5.72
Treasury stock	713,060	1,073,060	76,988,771	0.23	0.34	24.91
Others, including private companies	117,757,602	175,291,319	206,551,512	37.71	56.15	66.83

	312,199,659	312,199,659	309,077,659	100.00%	100.00%	100.00%

KT CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements, Continued

(21) Stockholders’	Equity, Continued

Changes in common stock for the year ended December 31, 2002 are as follows:

	Number of Shares issued	Millions
Balance at December 31, 2001	312,199,659	(Won)	1,560,998
Retirement of treasury stock (See note 24)	(3,122,000)		—

Balance at December 31, 2002	309,077,659	(Won)	1,560,998

Changes in stockholders’ equity for the years ended December 31, 2000, 2001 and 2002 are as follows:

	Millions
				Retained earnings
	Common stock		Capital surplus	Approp- riated	Unapprop- riated	Capital adjustments	Minority interest	Total
Balance at December 31, 1999	(Won)	1,560,998	1,448,029	4,721,848	126,400	5,774,277	748,300	14,379,852
Net earnings		—	—	—	986,210	—	—	986,210
Cumulative effect of accounting changes		—	144,777	—	(69,225)	—	—	75,552
Appropriations of retained earnings		—	—	857,260	(857,260)	—	—	—
Dividends		—	—	—	(159,265)	—	—	(159,265)
Additional acquisition of equity in consolidated subsidiary		—	(160,567)	—	—	—	—	(160,567)
Treasury stock		—	—	—	—	(71,352)	—	(71,352)
Unrealized losses on investments in equity securities		—	—	—	—	(2,986,312)	—	(2,986,312)
Minority interest in losses of consolidated subsidiaries, net		—	—	—	—	—	(54,329)	(54,329)
Issuance of common stock of a consolidated subsidiary		—	—	—	—	—	43,551	43,551
Changes in subsidiaries included in consolidation		—	—	—	—	—	322,565	322,565
Other		—	(800)	—	—	882	(4,895)	(4,813)

Balance at December 31, 2000	(Won)	1,560,998	1,431,439	5,579,108	26,860	2,717,495	1,055,192	12,371,092

KT CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements, Continued

(21) Stockholders’	Equity, Continued

	Millions
				Retained earnings
	Common stock		Capital surplus	Approp- riated	Unapprop- riated	Capital adjustments	Minority interest	Total
Balance at December 31, 2000	(Won)	1,560,998	1,431,439	5,579,108	26,860	2,717,495	1,055,192	12,371,092
Net earnings		—	—	—	1,112,975	—	—	1,112,975
Appropriations of retained earnings		—	—	863,157	(863,157)	—	—	—
Dividends		—	—	—	(224,054)	—	—	(224,054)
Treasury stock		—	—	—	—	(19,779)	—	(19,779)
Unrealized losses on investments in equity securities		—	—	—	—	(485,134)	—	(485,134)
Minority interest in earnings of consolidated subsidiaries, net		—	—	—	—	—	260,422	260,422
Issuance of common stock of a consolidated subsidiary		—	33,784	—	—	—	66,110	99,894
Changes in subsidiaries included in consolidation		—	—	—	—	—	673,472	673,472
Effect of merger between KTF and KTM		—	(19,124)	—	—	—	—	(19,124)
Other		—	50	—	—	(1,449)	(9,116)	(10,515)

Balance at December 31, 2001	(Won)	1,560,998	1,446,149	6,442,265	52,624	2,211,133	2,046,080	13,759,249

Net earnings		—	—	—	1,946,934	—	—	1,946,934
Appropriations of retained earnings		—	—	1,583,588	(1,583,588)	—	—	—
Retirement of treasury stock		—	—	—	(167,341)	—	—	(167,341)
Dividends		—	—	—	(212,887)	—	—	(212,887)
Treasury stock		—	—	—	—	(4,021,094)	—	(4,021,094)
Loss on retirement of treasury stock		—	—	—	—	(6,638)	—	(6,638)
Unrealized losses on investments in equity securities		—	—	—	—	(1,569,503)	—	(1,569,503)
Minority interest in earnings of consolidated subsidiaries, net		—	—	—	—	—	316,918	316,918
Issuance of common stock of a consolidated subsidiary		—	2,526	—	—	—	22,169	24,695
Changes in subsidiaries included in consolidation		—	—	—	—	—	238	238
Acquisition of additional equity in consolidated subsidiaries		—	(217)	—	—	—	(449,774)	(449,991)
Other		—	(507)	—	—	(857)	463	(901)

Balance at December 31, 2002	(Won)	1,560,998	1,447,951	8,025,853	35,742	(3,386,959)	1,936,094	9,619,679

(22)    Capital Surplus

Capital surplus as of December 31, 2001 and 2002 is summarized as follows:

	Millions
	2001		2002
Paid-in capital in excess of par value	(Won)	1,440,258	1,440,258
Other		5,891	7,693

	(Won)	1,446,149	1,447,951

KT CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements, Continued

(23)    Appropriated Retained Earnings

Retained earnings appropriated to various restricted reserves as of December 31, 2000, 2001 and 2002 are summarized as follows:

	Millions
	2000		2001	2002
Involuntary reserve:
Legal reserve	(Won)	780,499	780,499	780,499
Voluntary reserve:
Reserve for business rationalization		76,931	193,101	443,416
Reserve for business expansion		4,460,398	5,230,718	6,587,325
Reserve for redemption of telephone bonds		207,947	207,947	207,947
Reserve for social overhead capital		43,333	23,333	3,333
Reserve for technology and human resource development		10,000	6,667	3,333

	(Won)	5,579,108	6,442,265	8,025,853

Retained earnings appropriated to legal reserve are restricted in use as cash dividends under the applicable laws and regulations of the Republic of Korea. The Korean Commercial Code requires the Company to appropriate to legal reserve an amount equal to at least 10% of the cash dividend amount at the end of the year for each accounting period until the reserve equals 50% of stated capital. The legal reserve may be used to reduce a deficit or may be transferred to stated capital.

The Company is allowed to appropriate from retained earnings amounts necessary to establish reserves for business expansion and research and development at its own discretion. These reserves may be used for research, development and facilities expansion of the Company.

Under the Special Tax Treatment Control Law, the Company is allowed to make certain deductions from taxable income. The Company is, however, required to appropriate retained earnings the amount of tax benefits obtained and transfer such amount into reserves for social overhead capital and technology and human resources development.

Through 2001, under the Special Tax Treatment Control Law, investment tax credit was allowed for certain investments. The Company was, however, required to transfer from retained earnings the amount of tax benefits obtained into a reserve for business rationalization. Effective December 11, 2002, the Company is no longer required to establish a reserve for business rationalization despite tax benefits received for certain investments, and consequently the existing balance is now regarded as a voluntary reserve.

(24)    Treasury Stock

During the first half of 2000, in order to stabilize the price of the Company’s common stock in the market, the Company established a treasury stock fund of (Won)100 billion. This trust fund is managed by a certain bank, which is used primarily as a vehicle for trading the shares of common stock of the Company. The trust fund held treasury stock of 713,060 shares, 1,073,060 shares and 1,250,330 shares as of December 31, 2000, 2001 and 2002, respectively, which were recorded at cost.

On January 4 and May 24, 2002, the Company reacquired 36,770,183 shares and 23,524,392 shares of treasury stock for (Won)1,963,527 million and (Won)1,270,317 million, representing 11.78% and 7.54%, respectively, from the Ministry of Information and Communication.

KT CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements, Continued

(24) Treasury	Stock, Continued

During 2002, some holders of the convertible notes which were issued on May 25, 2002 converted the notes into the shares of the Company; therefore, 10,793 shares of treasury stock were issued to former noteholders.

On August 29, 2002, the Board of Directors of the Company approved the purchase and subsequent retirement of treasury stock. Pursuant to the resolution, the Company reacquired 3,122,000 shares of the treasury stock for (Won)167,341 million and retired these treasury shares by a charge to retained earnings on October 9, 2002. Upon retirement of the treasury stock, the number of shares of the Company’s common stock issued decreased from 312,199,659 to 309,077,659.

The Company and SK Telecom agreed to an equity swap on December 20, 2002 under which each company is to sell all of the other’s equity shares it held in the other. According to the agreement, the Company exchanged 4,457,635 shares of SK Telecom for 15,454,659 shares of treasury stock and cash of (Won)211,868 million on December 30, 2002.

(25)    Commitments and Contingencies

(a)    Legal matters

On February 20, 2001, the Fair Trade Commission issued a cease and desist order prohibiting the Company from engaging in any activity amounting to an unfair intra-group transaction, claiming that certain of the transactions with the affiliates were in violation of the Fair Trade Laws. The Fair Trade Commission alleged that the Company had unfairly assisted the affiliates by paying them unreasonably high service fees. The Fair Trade Commission imposed a fine of approximately (Won)30 billion, and the Company made a provision of (Won)30 billion for this claim during 2001. On July 9, 2001, the Korean Fair Trade Commission rejected the appeal. The Company filed an appeal in the High Court of Korea and intend to continue to seek redress in the courts.

In October 2000, approximately 4,500 of the former and current employees, who had previously been employed by the MIC and transferred to the Company in 1981, filed a lawsuit against the Company claiming that the Company owes them an additional (Won)27 billion for retirement and severance benefits. The claim was that the Company should have given them full credit for their military service, whereas the Company believed that the Company was in compliance with the laws in effect at that time. In July 2002, the Seoul District Court held in favor of the claimants and ordered that the Company pay to the claimants (Won)27 billion plus interest for retirement and service benefits. Interest accrued as of December 31, 2002 totaled (Won)16 billion. The Seoul District Court also ordered that the Company pay the full amount of the judgment amount although the judgment was not concluded finally, and the Company filed an application for an order suspending such payment obligation pending the appeal of the judgment. The court accepted the application for suspension of execution of the judgment without requiring any monetary deposit, and the Company is in the process of appealing the Seoul District Court’s decision to the Seoul High Court. In the event that the courts ultimately rule in favor of the plaintiffs and similar claims are brought in the future, the Company cannot rule out the possibility that similar claims may be brought in the future by another approximately 1,400 of the former and current employees. The Company believes, based on the advice from legal counsel, that the judgment of the Seoul District Court is not supported by the facts of the case and will be reversed by the Seoul High Court.

KT CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements, Continued

(25)    Commitments and Contingencies, Continued

(a)    Legal matters, Continued

However, although the Company plans to vigorously defend against this claim, the Company cannot give any assurance that the ultimate outcome of this lawsuit or any similar future claim will be favorable to the Company. To date, the Company has not made any provision for the judgment. In the event that the existing judgment is upheld after all appeals, it would be likely that the Company’s results of operations for a particular year may be adversely impacted.

The Company is also in litigation as a defendant in other cases for damages allegedly resulting from various claims, disputes and legal actions in the normal course of operations. These claims amounted to (Won)40,707 million, (Won)73,466 million and (Won)84,795 million as of December 31, 2000, 2001 and 2002, respectively. Management believes that the ultimate settlement of these matters will not have a materially adverse effect on the Company’s financial position or results of operations.

(b)    Interest rate swaption

The Company entered into interest rate swaption contracts with Citibank for variable rates of interest. Details of interest rate swaption contracts outstanding as of December 31, 2002 are as follows:

Bank	Swaption premium (thousands)		Fixed interest rate (3 months)	Variable interest rate (3 months)	Exercise date	Type
Citibank	(Won)	1,913,215	1.975%	CD rate	April 25, 2005	Selling

Under the interest swaption contracts, the Company recognized a valuation gain of (Won)454 million in 2002.

(c)    Interest rate swap

The Company entered into interest rate swap contracts with Shinhan Bank for variable rates.

Details of interest rate swap contracts outstanding as of December 31, 2002, are as follows:

Bank	Nominal premium (thousands)		Fixed amount (thousands)		Interest rate (1 year)	Variable interest rate (1 year)	Terminal date
Shinhan Bank	US$	6,397	US$	150,000	7.500%	Libor+4.485%+Contingent spread	Jun. 1, 2006
Shinhan Bank	US$	12,300	US$	200,000	7.625%	Libor+4.610%+Contingent spread	Jul. 15, 2007
Shinhan Bank		—	(Won)	180,000,000	6.350%	Libor+2.470%+Contingent spread	Sep. 30, 2007

In relation to the interest swap contracts, the Company recognized a valuation gain of (Won)16,442 million and a valuation loss of (Won)2,253 million in 2002.

(d)    Others

On December 16, 2002, KTF transferred the handset installment receivable of (Won)528,578 million and guarantee insurance and other incident rights to KTF First Securitization Specialty Co., Ltd. As a result of this transfer, the Company received cash of (Won)470,000 million and the subordinate debt investment of (Won)43,430 million, and recognized a loss on disposition of trade accounts and notes receivable of (Won)15,147 million. KTF has provided a guarantee for uncollected receivables up to 14.3 percent of total amount transferred. As of December 31, 2002, the uncollected trade receivables under this program are (Won)400,201 million.

KT CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements, Continued

(25)    Commitments and Contingencies, Continued

(d)    Others, Continued

The Company established a labor welfare fund as a separate entity and contributed (Won)22,800 million, (Won)50,000 million and (Won)50,000 million to the fund in 2000, 2001 and 2002, respectively. The Company committed to contribute (Won)50,000 million per year for next two years.

(26)    Operating Revenues

Operating revenues for the years ended December 31, 2000, 2001 and 2002 are as follows:

	Millions
	2000		2001	2002
Internet services	(Won)	560,820	1,507,801	1,989,915
Data communication services		494,064	260,238	208,355
Rental income from wire and other facilities		1,052,555	1,116,327	1,054,022
Telephone services		7,438,143	7,262,217	6,895,301
PCS services		2,332,255	3,734,823	4,127,323
Sales of goods		926,983	1,255,776	1,366,548
Satellite services		67,218	100,444	123,616
Other		665,587	706,974	628,802

	(Won)	13,537,625	15,944,600	16,393,882

(27)    Operating Expenses

Operating expenses for the years ended December 31, 2000, 2001 and 2002 are as follows:

	Millions
	2000		2001	2002
Cost of services :
Salaries and wages	(Won)	2,030,026	1,931,941	2,065,564
Provision for retirement and severance benefits,including early retirement payments		276,967	327,031	257,619
Employee benefits		477,439	548,004	588,615
Communications		43,310	38,724	33,729
Utilities		133,680	157,452	156,853
Taxes and dues		89,080	88,007	86,309
Rent		117,553	150,258	149,746
Depreciation		3,187,020	3,577,231	3,351,008
Amortization		35,394	51,529	59,762
Repairs and maintenance		319,943	376,175	408,953
Automobile maintenance		23,230	20,411	24,006
Commissions		309,073	433,690	526,166
Entertainment		1,811	2,465	3,256
Advertising		85,767	63,407	113,616
Education and training		11,251	8,482	11,484
Research and development		55,306	95,688	116,747
Travel		26,355	29,764	33,199
Supplies		42,970	30,229	36,315
Cost of services (commissions for system integration service, B&A and other miscellaneous service)		346,559	758,951	743,055
Cost of goods sold		1,018,398	1,206,254	1,345,950
Interconnection charge		1,681,695	1,592,733	1,187,882
International line usage		239,994	199,968	173,779
Miscellaneous		81,210	51,761	47,656

		10,634,031	11,740,155	11,521,269
Less : amounts capitalized in construction in progress		142,192	144,665	143,538

		10,491,839	11,595,490	11,377,731
Selling, general and administrative expenses		1,994,686	2,406,461	2,677,888

	(Won)	12,486,525	14,001,951	14,055,619

KT CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements, Continued

(27)    Operating Expenses, Continued

Selling, general and administrative expenses for the years ended December 31, 2000, 2001 and 2002 are as follows:

	Millions
	2000		2001	2002
Salaries and wages	(Won)	91,511	107,323	129,186
Compensation expense		45	111	1,172
Provision for retirement and severance benefits, including early retirement payments		7,588	14,871	17,388
Employee benefits		22,582	31,128	29,351
Travel		4,107	6,797	7,107
Communications		18,735	17,528	28,978
Utilities		3,482	5,051	4,834
Taxes and dues		32,896	34,299	44,597
Books and printing		2,642	2,422	2,660
Rent		5,124	28,081	66,380
Depreciation		38,147	76,475	89,137
Amortization		212,035	304,537	297,187
Repairs and maintenance		8,752	11,316	12,109
Automobile maintenance		1,992	2,292	2,410
Commissions		93,323	200,361	268,755
Entertainment		1,052	866	1,051
Advertising		133,682	167,064	213,399
Education and training		53,396	38,240	49,824
Research and development		135,819	137,504	128,808
Rewards		2,709	3,495	10,858
Supplies		7,888	12,671	9,913
Provision for doubtful accounts		86,609	162,655	194,288
Sales promotion		244,204	340,924	406,833
Commissions to sales agents		751,008	669,815	631,964
Miscellaneous		35,358	30,635	29,699

	(Won)	1,994,686	2,406,461	2,677,888

(28)    Interest Capitalization

In connection with the construction of property, plant and equipment and IMT-2000 frequency usage right, the Company capitalizes interest and certain foreign exchange transaction gains and losses on borrowings associated with property, plant and equipment during the construction period (see notes 2(h) and 2(j)).

The details of interest and foreign exchange loss capitalization for the years ended December 31, 2000, 2001 and 2002 are as follows:

	Millions
	2000		2001	2002
Total interest incurred	(Won)	653,435	831,589	808,942
Less amounts charged to expense		500,861	712,442	650,460

Interest capitalized		152,574	119,147	158,482
Capitalized foreign exchange loss		28,401	11,945	—

	(Won)	180,975	131,092	158,482

KT CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements, Continued

(29)    Income Taxes

The Company is subject to a number of income taxes based upon earnings which result from application of a statutory corporate income tax rate (including resident tax) of approximately 30.8% for the years ended December 31, 2000 and 2001. Effective January 1, 2002, the statutory corporate income tax rate (including resident tax) decreased to 29.7%. Consequently, the resulting decrease in deferred income tax assets was recognized as part of deferred income tax expense for 2001.

The components of income tax expense for the years ended December 31, 2000, 2001 and 2002 are as follows:

	Millions
	2000		2001	2002
Current income tax expense	(Won)	33,089	219,185	592,322
Deferred income tax expense		517,635	202,285	149,032

Income taxes for the year	(Won)	550,724	421,470	741,354

The provision for income taxes using statutory tax rates differs from the actual provision for the years ended December 31, 2000, 2001 and 2002 for the following reasons:

	Millions
	2000		2001	2002
Provision for income taxes at statutory tax rate	(Won)	456,642	552,819	892,546
Tax effect of permanent differences, net		19,155	73,840	55,068
Unrecognized (utilization) of net operating losses		233,496	(29,895)	(44,744)
Investment tax credit		(158,569)	(190,000)	(161,516)
Effect of tax rate change		—	14,706	—

Income taxes for the year	(Won)	550,724	421,470	741,354

Following the Company’s acquisition of a controlling financial interest in KTM in July 2000, KTM reassessed its business plan, operations strategy, growth prospects and involvement with the Company in KTM’s future business. As part of the revised strategy, KTM’s intent was to seek a merger partner and undertake other operational changes. During December 2000, KTM concluded that it was not likely that it would be able to realize the tax benefit of its loss carryforward and, therefore, wrote off the related deferred tax assets in the amount of (Won)233,496 million as of December 31, 2000 by a charge to deferred income tax expense in 2000.

In 2001, KTM merged with KTF with the combined entity operating under the name KTF. As a result of KTM’s operating performance in 2001 as well as a change in tax regulations, KTF was able to utilize KTM’s loss carryforward in the amount of (Won)97,062 million in 2001 and (Won)150,653 million in 2002. However, KTF concluded that it is not likely that the tax benefit of the loss carryforward generated by KTM can be realized in future years and therefore, did not recognize a deferred income tax asset related to KTM’s remaining loss carryforwards of (Won)427,345 million as of December 31, 2002.

KT CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements, Continued

(29)    Income Taxes, Continued

The composition of deferred income tax assets and liabilities as of December 31, 2001 and 2002 are as follows:

	Millions
	2001		2002
Deferred income tax assets:
Retirement and severance benefits	(Won)	84,194	29,202
Allowance for doubtful accounts		96,691	121,404
Refundable deposits for telephone installation		40,102	26,505
Equity securities of affiliates		169,856	202,712
Investment securities		24,865	25,224
Loss carryforward		5,517	—
Tax credit carryforwards		195,401	61,415
Other		38,032	28,091

Total deferred income tax assets		654,658	494,553

Deferred income tax liabilities:
Accrued interest income		9,019	4,641
Property, plant and equipment		47,649	42,242

Total deferred income tax liabilities		56,668	46,883

Net deferred income tax asset	(Won)	597,990	447,670

The inclusion and exclusion of subsidiaries from the consolidation in 2001 and 2002 resulted in an increase in net deferred tax asset of (Won)61 million and a decrease in net deferred tax asset of (Won)1,288 million, respectively. At December 31, 2002, the Company has investment tax credit carryforwards of (Won)61,415 million which are available to reduce future income taxes through 2006.

(30)    Dividends

Dividends are generally proposed based on each year’s earnings and are declared and paid in the subsequent year. Dividends relating to each of the following years’ earnings based upon the par value of common stock are as follows:

	Rate			Millions
	2000	2001	2002	2000		2001	2002
Cash dividends	10.23%	14.40%	17.20%	(Won)	159,265	224,054	212,887

(31)    Stock Options

On December 26, 2002, the Company granted stock options to its officers for purchases of 680,000 shares of common stock including 220,000 shares issued under performance conditions at the option price of (Won)70,000 per share. The option can be exercised during the period from December 27, 2004 to December 26, 2009 and upon completing two years mandatory service periods. Option holders can exercise one third of the total vesting options annually commencing in 2004. The Company adopted the fair value based method (Black-Scholes model) for the calculation of compensation expense which is amortized on a straight-line basis to expense over the option vesting period. Compensation expense of (Won)103 million was recorded for the year ended December 31, 2002.

KT CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements, Continued

(31)    Stock Options, Continued

The valuation assumptions of stock options based on the fair value method under the Black-Scholes model are as follows:

Risk free interest rate:	5.46%
Expected exercise period:	4.5 years to 5.5 years
Expected standard deviation of stock price:	49.07% ~ 49.90%
Expected dividend yield ratio :	1.10%

In addition, KTF and KTP granted stock options to its officers and adopted the fair value based method for the calculation of compensation expense which is amortized to expense over the option vesting period. (Won)450 million included in stock options account under capital adjustments is due to KT’s interest in KTF and KTP.

(32)    Earnings Per Share

Earnings per share of common stock for the years ended December 31, 2000, 2001 and 2002 are calculated as follows:

(a)    Basic earnings per share

	2000		2001	2002
Net earnings (in millions of Won)	(Won)	986,210	1,112,975	1,946,934
Weighted average number of shares of common stock outstanding (in thousands)		311,647	311,276	259,450

Basic earnings per share (in Won)	(Won)	3,165	3,576	7,504

(b)    Diluted earnings per share

	2000		2001	2002
Net earnings (in millions of Won)	(Won)	986,210	1,112,975	1,946,934
Adjustment:
Interest expense on convertible notes (millions of Won)		—	—	34,070

Net earnings available for common and common equivalent shares (millions of Won)		986,210	1,112,975	1,981,004
Weighted average number of shares of common stock outstanding (in thousands)		311,647	311,276	300,097

Diluted earnings per share (in Won)	(Won)	3,165	3,576	6,601

Diluted earnings per share are calculated based on the effect of dilutive securities that were outstanding during the period. The denominator of the diluted earnings per share computation is adjusted to include the number of additional common shares that would have been outstanding if the dilutive securities had been converted into common stock. In addition, the numerator is adjusted to include the after-tax amount of interest recognized associated with convertible notes.

KT CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements, Continued

(32)    Earnings Per Share, Continued

(b)    Diluted earnings per share, Continued

Potentially dilutive securities as of December 31, 2002 are as follows:

Potentially dilutive shares (thousands)
Convertible notes	47,520
Bonds with warrants	9,270
Stock options	680

Bonds with warrants and stock options were not included in the determination of diluted earnings per share in 2002 because they were antidilutive.

(33)    Contribution Payments for Research and Development

The Company made donations of (Won)111,524 million, (Won)97,248 million and (Won)69,314 million to the Korean government (Information and Telecommunication Improvement Fund), the Korea Electronic Telecommunication Research Institute (ETRI), and other institutes for the years ended December 31, 2000, 2001 and 2002, respectively.

(34)    Contributions Received for Losses on Universal Telecommunications Services

Starting on January 1, 2000, all telecommunications service providers must contribute towards the supply of universal telecommunications services in Korea. Telecommunications service providers designated as universal service providers by the MIC are required to provide universal telecommunications services, such as local services, local public telephone services, telecommunications services for remote islands and wireless communication services for ships. The Company has been designated a universal service provider. The losses incurred by universal service providers in connection with providing these universal telecommunications services will be shared on an annual basis by all telecommunications service providers, including the Company, on a pro rata basis based on their respective annual revenues.

The losses incurred by the Company in connection with providing universal telecommunications services, net of contributions received from other telecommunications providers, were (Won)140,656 million, (Won)137,015 million and (Won)42,669 million for the years ended December 31, 2000, 2001 and 2002, respectively.

(35)    Subsequent Events

(a)    Stock Swap with SK Telecom

The Company and SK Telecom agreed to an equity swap on December 20, 2002 under which each company agreed to sell all of the other’s equity shares it has held to the other. According to the agreement, the Company exchanged 4,457,635 shares of SK Telecom for 15,454,659 shares of treasury stock plus cash of (Won)211,868 million on December 30, 2002 and recognized a gain on disposition of the investment securities in the amount of (Won)907,624 million in 2002. The Company exchanged 3,809,288 shares of SK Telecom for 14,353,674 shares of treasury stock plus (Won)122,679 million on January 10, 2003 and recognized a gain on disposition of investment securities in the amount of (Won)775,241 million in January 2003.

KT CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements, Continued

(35)    Subsequent Events, Continued

(b)    Retirement of Treasury Stock

On January 6, 2003, the Company retired 15,454,659 shares of treasury stock obtained through the equity swap with SK Telecom. Upon retirement of the treasury stock, the number of shares of the Company’s common stock issued decreased from 309,077,659 shares to 293,623,000 shares.

(c)    Purchase of Equity Interest in KTF

The Company entered into a contract with Salomon Brothers International Ltd. (`SBIL`) on December 31, 2002, to purchase (Won)100 billion of KTF stock. Pursuant to the contract, the Company purchased 3,350,000 shares of KTF for (Won)99,308 million from SBIL on January 29, 2003. On February 19, 2003, the Company entered into a separate contract with SBIL for the purchase of KTF stock up to (Won)100 billion.

(d)    Merger between KTF and KT ICOM

On January 28, 2003, the Board of Directors of KTF approved its merger with KT ICOM. The transaction is deemed to be a “small-scale merger” as defined in the Commercial Code of the Republic of Korea, which states that the total number of new shares to be issued by the acquiring company does not exceed 5 percent of the total issued shares of the acquiring company. In accordance with the Commercial Code of the Republic of Korea, the approval by the general shareholders of KTF may be replaced by the approval of the board of directors of KTF. The exchange ratio of common share between the Company and KT ICOM is 1 to 0.55636 and the merger is to be completed by March 6, 2003.

(36)    Economic Environment

In response to general unstable economic conditions, the Korean government and the private sector have been implementing structural reforms to historical business practices. Implementation of these reforms is progressing slowly, particularly in the areas of restructuring private enterprises and reforming the banking industry. The Korean government continues to apply pressure to Korean companies to restructure into more efficient and profitable firms. The Company may be either directly or indirectly affected by these general unstable economic conditions and the reform program described above. The accompanying financial statements reflect management’s assessment of the impact to date of the economic situation on the financial position of the Company. Actual results may differ materially from management’s current assessment.

(37)    Reconciliation to United States Generally Accepted Accounting Principles

The consolidated financial statements are prepared in accordance with Korean GAAP which differ in certain respects from accounting principles generally accepted in the United States of America (“U.S. GAAP”). In addition, there are various classification differences between Korean GAAP and U.S. GAAP on the balance sheets, statements of earnings and retained earnings and cash flows. These reclassifications would have no impact on the shareholders’ equity, net income or earnings per share amounts reported under U.S. GAAP. The significant differences between Korean GAAP and U.S. GAAP that affect the Company’s financial statements are described below.

(a)    Companies Included in Consolidation

Under Korean GAAP, all majority-owned subsidiaries and entities of which the Company or a controlled subsidiary own more than 30% of total outstanding voting stock and is the largest stockholder are included in the consolidation. However, U.S. GAAP generally requires that majority-owned subsidiaries be consolidated and

KT CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements, Continued

(37)    Reconciliation to United States Generally Accepted Accounting Principles, Continued

(a)    Companies Included in Consolidation, Continued

that any entity of which the Company owns twenty to fifty percent of total outstanding voting stock not be consolidated; rather that entity should be accounted for under the equity method. Accordingly, the following entities are excluded from consolidation under U.S. GAAP and instead are accounted for under the equity method:

	Percentage of ownership
	December 31,
Entity	2000	2001	2002
KTF	38.7	40.3	40.3
KTM	47.9	—	—
KTP	45.4	45.4	45.4
KTSC	—	—	36.9

In addition, under Korean GAAP, the Company consolidates KTF Technologies (owned 57% by KTF) in 2002, and KT ICOM of which KT owned 46.6% in 2001 and KTF owned 87.3% as of December 31, 2002. These entities are also accounted for under the equity method under U.S. GAAP.

Presented below is summarized combined financial information of the above companies in accordance with Korean GAAP as of December 31, 2001 and 2002, and for each of the years in three-year period ended December 31, 2002.

	Millions
	2001		2002
Current assets	(Won)	2,748,261	2,587,526
Other assets		6,363,861	8,175,008

Total assets		9,112,122	10,762,534

Current liabilities		2,280,261	3,035,253
Other liabilities		2,899,242	3,195,128

Total liabilities		5,179,503	6,230,381

Net assets	(Won)	3,932,619	4,532,153

	Millions
	2000		2001	2002
Operating revenues	(Won)	3,570,437	5,077,082	5,589,271
Operating income		280,142	739,258	791,933
Net earnings (loss)	(Won)	(112,876)	434,194	538,529

The Company’s proportionate share of U.S. GAAP adjustments of KTF, KT ICOM, KTSC, KTF Technologies Inc. and KTP are presented in the line item “U.S. GAAP adjustments of equity method affiliates” in the U.S. GAAP reconciliation of net earnings and shareholders’ equity. Condensed consolidated balance sheets and condensed consolidated income statements of the Company under U.S. GAAP as of December 31, 2001 and 2002, and for each of the years in three-year period ended December 31, 2002 are presented elsewhere in note 37.

KT CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements, Continued

(37)    Reconciliation to United States Generally Accepted Accounting Principles, Continued

(b)    Debt and Marketable Equity Securities

Under Korean GAAP, investments in equity securities and debt securities which are held for short-term cash management purposes are included in “marketable securities” and reported at fair value with unrealized gains and losses included in earnings. Investments in marketable equity securities and equity linked securities held for long-term investment purposes are reported at fair value with unrealized gains and losses excluded from earnings and reported in a separate component of stockholders’ equity. Non-marketable investments in equity securities are reported at cost unless there is a significant decline in value which is not expected to be recovered. Investments in debt securities held for long-term investment purposes are carried at amortized cost for all periods.

For U.S. GAAP purposes, the Company accounts for investments under the provisions of Statement of Financial Accounting Standards (“SFAS”) No. 115, “Accounting for Certain Investments in Debt and Equity Securities.” SFAS No. 115 requires that marketable equity securities and all debt securities be classified in three categories and accounted for as follows:

•	Debt securities that the enterprise has the positive intent and ability to hold to maturity are classified as held-to-maturity securities and reported at amortized cost.

•	Debt and equity securities that are bought and held principally for the purpose of selling in the short term are classified as trading securities and reported at fair value, with unrealized gains and losses included in earnings.

•	Debt and equity securities not classified as either held-to-maturity securities or trading securities are classified as available-for-sale securities and reported at fair value, with unrealized gains and losses excluded from earnings and reported in a separate component of stockholders’ equity until realized.

Under U.S. GAAP, the Company classified its debt securities included in “investment securities” as held-to-maturity and available-for-sale, and its debt securities included in “marketable securities” and marketable equity securities included in “investment securities” as available-for-sale.

Under Korean GAAP, the equity-linked debt securities are treated as marketable securities held for long-term investment purposes and are reported at fair value based on the quoted price of SK Telecom shares. Unrealized gains and losses are excluded from earnings and reported in a separate component of stockholders equity.

For U.S. GAAP purposes, the equity-linked debt securities are considered a hybrid instrument with an equity based derivative embedded in a debt instrument. In accordance with SFAS No. 133, the equity- based embedded derivative is separated from the debt instrument and accounted for separately. The embedded derivative is recorded at fair value with gains and losses included in earnings. The debt instrument has been classified as an available-for-sale debt security and reported at fair value, with unrealized gains and losses excluded from earnings and reported as a separate component of stockholders’ equity.

Under Korean GAAP, the convertible notes are treated as long-term investment securities and are reported at cost. The Company recognizes interest income on convertible notes as determined using the effective interest method, and amortization of a redemption premium is recorded as long-term accrued interest income. However, since these convertible notes are between KT and KTF (consolidated subsidiary under Korean GAAP), the convertible notes and related interest income/expense are eliminated in consolidation.

KT CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements, Continued

(37)    Reconciliation to United States Generally Accepted Accounting Principles, Continued

(b)    Debt and Marketable Equity Securities, Continued

For U.S. GAAP purposes, KTF is treated as an equity method investment. As a result, the convertible notes are considered a hybrid instrument with a conversion option embedded in a debt instrument. In accordance with SFAS No. 133, the conversion option is separated from the debt instrument and accounted for separately. The conversion option is recorded at fair value with gains and losses included in earnings. The debt instrument has been classified as an available for sale debt security and reported at fair value, with unrealized gains and losses excluded from earnings and reported as a separate component of stockholders’ equity.

Information under U.S. GAAP with respect to investments affected by SFAS No. 115 at December 31, 2001 and 2002 is as follows:

	2001 (millions)
	Cost or amortized cost		Gross unrealized holding gains	Gross unrealized holding losses	Fair value
Equity securities (available-for-sale)	(Won)	218,338	2,265,258	—	2,483,841
Debt securities (available-for-sale)		114,713	1,999	—	116,712
Debt securities (held-to-maturity)		4,084	—	98	3,986

	(Won)	337,135	2,267,257	98	2,604,539

	2002 (millions)
	Cost or amortized cost		Gross unrealized holding gains	Gross unrealized holding losses	Fair value
Equity securities (available-for-sale)	(Won)	102,249	760,278	—	862,527
Debt securities (available-for-sale)		336,698	—	2,795	333,903
Equity-linked notes (available-for-sale)		120,981	—	10,004	110,977
Debt securities (held-to-maturity)		4,199	—	12	4,187

	(Won)	564,127	760,278	12,811	1,311,594

The proceeds from sales of available-for-sale securities were (Won)981,424 million in 2000, (Won)665,970 million in 2001 and (Won)470,006 million in 2002. The gross realized gains on those sales were (Won)907,085 million in 2000, (Won)603,129 million in 2001 and (Won)1,128,442 million in 2002. The average cost method is used to calculate gains or losses from the sale of available-for-sale securities.

In addition, prior to 1995, the Company’s investment in SK Telecom was accounted for under the equity method for both Korean GAAP and U.S. GAAP. In 1995, the Company’s investment in SK Telecom decreased to below 20% and the Company concluded that it no longer had significant influence with respect to its investment in SK Telecom. As a result, under both Korean GAAP and U.S. GAAP, the Company discontinued the use of the equity method. However, under Korean GAAP, certain previously recognized equity in earnings were reversed as an adjustment to retained earnings. As a result, the Company’s cost basis for its investment in SK Telecom is higher under U.S. GAAP than under Korean GAAP. This difference has been eliminated since the investment in SK Telecom is reported at fair value under both Korean GAAP and U.S. GAAP, with the unrealized gain reported in a separate component of stockholders’ equity until realized.

KT CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements, Continued

(37)    Reconciliation to United States Generally Accepted Accounting Principles, Continued

(b)    Debt and Marketable Equity Securities, Continued

In 2000, 2001 and 2002, as described in notes 2(a) and 10, the Company sold a portion of its shares in SK Telecom. As a result of the higher cost basis under U.S. GAAP, an adjustment has been recorded in the net earnings reconciliation to reduce U.S. GAAP net earnings.

(c)    Business Combinations

Under Korean GAAP, effective January 1, 2000, upon acquiring a controlling financial interest in a subsidiary, either the difference between the Company’s cost of an acquired company and the fair value of tangible and identifiable intangible assets acquired or the difference between the cost of an acquired company and the corresponding share of stockholders’ equity (book value) of an acquired company, depending on the availability of fair value information, is presented as goodwill. In addition, acquisitions are accounted for assuming such transactions occur as of the date of the audited or reviewed financial statements of the acquired company which are closest to the date of acquisition.

Under U.S. GAAP, the cost of an acquired company is allocated to the fair value of net tangible and identifiable intangible assets acquired and liabilities assumed, with any excess presented as goodwill.

Under U.S. GAAP, the acquisition of the controlling interest in KTM in July 2000 was accounted for as of the date the transaction occurred. Under Korean GAAP, the acquisition was accounted for as of June 30, 2000 which was the date of the most recent audited financial statements.

(d)    Goodwill

Under Korean GAAP, goodwill, which represents the excess of the acquisition cost over the fair value of net identifiable assets acquired, is amortized on a straight-line basis over its estimated economic useful life. When it is no longer probable that goodwill will be recovered from expected future economic benefits, it is expensed immediately. Also, for investments in affiliated companies accounted for using the equity method, the excess of acquisition cost of the affiliates over the Company’s share of their net assets at the acquisition date is being amortized by the straight-line method over its estimated useful life.

Effective January 1, 2002, KT adopted SFAS No. 142, “Goodwill and Other Intangible Assets.” SFAS No. 142 requires that goodwill and indefinite-lived intangible assets no longer be amortized, but instead be tested for impairment at least annually. Intangible assets that have finite useful lives will continue to be amortized over their useful lives. In addition, the amortization period for intangible assets with finite lives will no longer be limited to 40 years. In accordance with SFAS No. 142, goodwill was tested for impairment by comparing the fair value of the Company’s reporting units to their carrying amounts.

KT CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements, Continued

(37)    Reconciliation to United States Generally Accepted Accounting Principles, Continued

(d)    Goodwill, Continued

The following tables present the impact of SFAS No. 142 on net income and earnings per share had the standard been in effect on January 1, 2000.

	In millions of Won, except earnings per share
	For the Years Ended December 31,
	2000		2001	2002
Net income	(Won)	701,391	1,006,324	1,556,262

Add back : Goodwill amortization		3,877	3,463	—
Add back : Goodwill amortization related to equity investee		53,521	113,585	—

Adjusted net income	(Won)	758,789	1,123,372	1,556,262

Basic earnings per share :

Basic earnings per share	(Won)	2,251	3,233	5,998

Goodwill amortization		12	11	—
Goodwill amortization related to equity investee		172	365	—

Adjusted basic earnings per share	(Won)	2,435	3,609	5,998

Diluted earnings per share:

Diluted earnings per share	(Won)	2,251	3,233	4,972
Goodwill amortization		12	11	—
Goodwill amortization related to equity investee		172	365	—

Adjusted diluted earnings per share	(Won)	2,435	3,609	4,972

Identifiable intangible assets as of December 31, 2001 and 2002, are as follows:

	2001 (Millions)
	Gross Carrying Amount		Accumulated Amortization	Net Amount
Amortized Intangible Assets:
Internal-use Software	(Won)	192,660	36,950	155,710
Buildings and Facilities Utilization Rights		96,455	35,782	60,673
Purchased Consumer Data		26,761	2,489	24,272
Other		2,166	250	1,916

Total	(Won)	318,042	75,471	242,571

KT CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements, Continued

(37)    Reconciliation to United States Generally Accepted Accounting Principles, Continued

(d)    Goodwill, Continued

	2002 (Millions)
	Gross Carrying Amount		Accumulated Amortization	Net Amount
Amortized Intangible Assets:
Internal-use Software	(Won)	227,363	78,094	149,269
Buildings and Facilities Utilization Rights		99,014	40,758	58,256
Purchased Consumer Data		1,448	109	1,339
Other		4,091	855	3,236

Total	(Won)	331,916	119,816	212,100

Million
Amortization Expense:
For the Year Ended December 31, 2002	(Won)	38,851

Estimated Amortization Expense:
	Millions
For the years ended December 31,
2003	(Won)	40,961
2004		40,200
2005		38,050
2006		35,783
2007		20,894

The weighted average amortization period of total amortized intangible assets, internal-use software and right of utilization are 9 years, 6 years and 20 years, respectively. The Company has no identifiable intangible assets that are not subject to amortization.

The changes in the carrying amount of goodwill for the year ended December 31, 2002, are as follows:

	Millions
	PCS Service		Miscellaneous	Total
Balance as of January 1, 2002	(Won)	1,418,989	12,961	(Won)	1,431,950
Goodwill acquired for the period		—	—		—
Impairment loss		663,345	12,947		676,292

Balance as of December 31, 2002	(Won)	755,644	14	(Won)	755,658

*	PCS service segment goodwill is included in equity method investments as of December 31, 2002, under U.S.GAAP.

KTF, an equity investee accounted for using the equity method of accounting included in the PCS service segment, was tested for impairment during 2002, because of the significant decrease of the quoted market value of its stock. In 2002, the Company recognized an impairment loss amounting to (Won)663,345 million relating to KTF. If the quoted market value of KTF continues to decline, the Company may be required to record additional impairment losses.

KT CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements, Continued

(37)    Reconciliation to United States Generally Accepted Accounting Principles, Continued

(d)    Goodwill, Continued

KTH, a consolidated subsidiary included in the miscellaneous segment was tested for impairment during 2002, because of the significant decrease of the quoted market value of KTH. In 2002, the Company recognized an impairment loss amounting to (Won)12,947 million relating to KTH.

(e)    Additional Equity Investments in and Transactions of Subsidiaries

Under Korean GAAP, subsequent to acquiring a controlling financial interest in a subsidiary, additional equity investments by the Company in subsidiaries stock and other equity transactions of subsidiaries are accounted for assuming such transactions occur as of the date of audited or reviewed financial statements of the acquired subsidiary closest to the date of acquisition. In addition, the difference between the Company’s cost of the acquired additional interest and the corresponding share of stockholders’ equity of the acquired subsidiary is presented as an adjustment to capital surplus.

Under U.S. GAAP, such equity investments in and transactions of affiliates and subsidiaries are recorded and accounted for as of the date the transaction occurs. As a result, the Company has a different basis in its equity investments in the subsidiaries under Korean GAAP as compared to U.S. GAAP. Therefore, any gains or losses recorded by the Company (which are recorded as capital transactions in stockholders’ equity) when an equity investee sells shares of its stock will be different under U.S. GAAP as compared to Korean GAAP. In addition, under U.S. GAAP, the cost of an additional equity interest would be allocated based on the fair value of net tangible and identifiable assets acquired and liabilities assumed, with the excess allocated to goodwill.

(f)    Depreciation

In 1995, KT adopted a method of depreciation, as allowed under Korean GAAP, whereby property, plant and equipment placed in service at any time in the first half of the year attracted a full year of depreciation expense, and property, plant and equipment placed in service at any time in the second half of the year attracted one-half year of depreciation. Also, as permitted under Korean GAAP, depreciation of these assets was based on lives which are shorter than their economic useful lives. In 1996, KT readopted the policy utilized, also acceptable under Korean GAAP, whereby property, plant and equipment is depreciated from the actual date it is placed in service, while continuing to use useful lives which are shorter than the economic useful lives of such assets. In 1998, under Korean GAAP, as required under a ruling by the National Tax Service (which is also applicable under Korean GAAP), the Company changed the estimated useful lives of certain assets, including underground access to cable tunnels and concrete and steel telephone poles acquired after 1995, from 6 years to periods ranging from 20 years to 40 years, and changed the depreciation method from the declining-balance method to the straight-line method.

In 1999, under Korean GAAP, the Company changed its depreciation method for buildings and structures acquired before December 31, 1994, from the declining-balance method to the straight-line method in order to be consistent with the method applied to buildings and structures acquired after January 1, 1995.

Under U.S. GAAP, property, plant and equipment is generally depreciated over its estimated useful life in a systematic and rational manner. In addition, the depreciation method in the year of acquisition based on the Company’s in-service dates for its capital additions in 1995 described above, does not comply with U.S. GAAP in that significant depreciation expense is recognized prior to the actual use of the asset. The change in estimated useful lives in 1998, and the changes in 1998 and 1999 from the declining-balance method to the straight-line

KT CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements, Continued

(37)    Reconciliation to United States Generally Accepted Accounting Principles, Continued

(f)    Depreciation, Continued

method would also not be appropriate under U.S. GAAP. Accordingly, adjustments have been reflected for U.S. GAAP purposes for the effect of each of these items.

Under U.S. GAAP, property, plant and equipment is generally depreciated by using the declining-balance method except for the assets of certain subsidiaries which are depreciated using the straight-line method.

Under U.S. GAAP, the useful lives of property, plant and equipment are summarized as follows:

Estimated Useful Lives
Buildings and structures	5 - 60 years
Machinery and equipment	8 - 10 years
Ships	5 - 12 years
Vehicles	3 - 5 years
Tools, furniture and fixtures	2 - 20 years

(g)    Special Depreciation

Special depreciation was an acceleration of depreciation on certain assets under Korean GAAP. The U.S. GAAP reconciliation reflects the adjustment of special depreciation to a declining balance method, based on the economic useful life of the asset.

(h)    Interest Capitalization

Under Korean GAAP, interest is capitalized on borrowings related to the construction of all property, plant and equipment and IMT-2000 frequency usage right, incurred prior to completing the acquisition, as part of the cost of such assets.

Under U.S. GAAP, the Company’s policy is to capitalize interest in the amount that would have theoretically been avoided had expenditures not been made for assets which require a period of time to get them ready for their intended use.

Under U.S. GAAP, details of interest capitalization for the years ended December 31, 2000, 2001 and 2002 are as follows:

	Millions
	2000		2001	2002
Total interest incurred	(Won)	446,554	560,976	488,970
Less amounts charged to expense		427,402	517,051	461,117

Interest capitalized	(Won)	19,152	43,925	27,853

(i)    Intangible Assets

Under Korean GAAP, pre-operating costs and research costs are expensed as incurred, and development costs are deferred and amortized over estimated useful lives provided such costs are recoverable from future earnings. All of these costs are expensed as incurred under U.S. GAAP except for capitalized internal software developments costs.

KT CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements, Continued

(37)    Reconciliation to United States Generally Accepted Accounting Principles, Continued

(j)    Bonds with Stock Warrants

Under Korean GAAP, all proceeds received for bonds issued with detachable stock warrants, are recorded as a debt obligation and are not allocated between the debt and stockholders’ equity components.

Under U.S. GAAP, the proceeds from the issuance of bonds with detachable stock warrants should be allocated between the debt obligation and the warrants. The allocations is based on the relative fair values at the date of issuance and the portion of proceeds allocated to the stock warrants is recorded in stockholders’ equity.

(k)    Revenue Recognition

Under Korean GAAP, non-refundable service initiation fees for telephone, broadband Internet access, PCS services and leased-line service are recognized as revenue upon receipt.

Under U.S. GAAP, service installation fees related to activation of ongoing service are deferred and recognized to revenue over the expected estimated life of customer relationships. The Company defers service installation fees over the expected terms of customer relationship. The expected terms of customer relationships for telephone, broadband Internet access, PCS services and leased-line service are 15 years, 3 years, 4 years and 3 years, respectively. Incremental direct costs related to customer acquisition are expensed as incurred.

As a result of the adoption of the accounting method described above, income before taxes and the cumulative effect of the accounting change decreased by (Won)146,097 million in 2000. In addition, (Won)222,675 million (net of income taxes of (Won)99,110 million), or (Won)715 per share, at the beginning of 2000 has been recorded under U.S. GAAP as the cumulative effect of an accounting change.

(l)    Foreign Currency Transactions

Under Korean GAAP, all unrealized foreign currency translation gains and losses on monetary assets and liabilities, except for amounts included in the cost of property, plant and equipment, are included in results of operations.

Under U.S. GAAP, all foreign exchange transaction gains and losses (referred to as translation gains and losses under Korean GAAP) are included in the results of operations for the current period and therefore, the amounts included in property, plant and equipment under Korean GAAP are reversed.

Under Korean GAAP, the convertible notes denominated in a foreign currency are regarded as non-monetary liabilities since they have equity like characteristics, and the Company does not recognize the associated foreign currency translation gain or loss.

Under U.S.GAAP, the convertible notes denominated in a foreign currency are translated at the rate of exchange on the balance sheet date, and the resulting foreign currency transaction gain or loss is included in the results of operations.

(m)    Equity-Linked Securities

Under Korean GAAP, the equity-linked securities owned by the Company are considered as available-for-sale securities and recorded at fair value at the balance sheet date. Fair value is calculated based on the quoted

KT CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements, Continued

(37)    Reconciliation to United States Generally Accepted Accounting Principles, Continued

(m)    Equity-Linked Securities, Continued

market price of SK Telecom shares. Unrealized holding gains and losses are recorded as a separate component of stockholders’ equity.

Under U.S. GAAP, the equity-linked securities are separated into two components, the host contract and the embedded derivative. The host contract is recorded as an available-for-sale debt security and unrealized holding gains and losses are excluded from earnings and included as a separate component of stockholder’s equity. The fair value of the debt security is based on the third party’s appraisal value. The embedded derivative is recorded at fair value and unrealized gains and losses are recorded in results of operations. The fair value of the derivative is based on commonly accepted valuation methods.

(n)    Convertible Notes

Under Korean GAAP, the convertible notes entered into between KT and KTF during 2002 are treated as long-term investment securities and are reported at cost. The Company recognizes interest expense on convertible notes as determined using the effective interest method, and amortization of a redemption premium is recorded as long-term accrued interest income. However, since these convertible notes are between the parent and the consolidated subsidiary under Korean GAAP, the convertible notes and related interest income/expense are eliminated in consolidation.

For U.S. GAAP purposes, KTF is treated as an equity method investment. As a result, the convertible notes are considered a hybrid instrument with a conversion option embedded in a debt instrument. In accordance with SFAS No. 133, the conversion option is separated from the debt instrument and accounted for separately. The conversion option is recorded at fair value with gains and losses included in earnings. The debt instrument has been classified as an available for sale debt security and reported at fair value, with unrealized gains and losses excluded from earnings and reported as a separate component of stockholders’ equity.

(o)    Deferred Income Taxes

Under Korean GAAP, income tax expense or benefit on earnings includes both current and deferred taxes. Current tax is the expected tax payable on the taxable income for the year, using tax rates applicable at the balance sheet date. Deferred tax is provided using the asset and liability method. Deferred tax assets and liabilities are generally recognized for temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes.

However, under Korean GAAP, deferred taxes are not recognized for temporary differences related to the discount on bonds related to stock warrants and unrealized gains and losses on marketable investments in debt and equity securities that are reported in a separate component of stockholders’ equity. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.

For U.S. GAAP purposes, the Company accounts for income tax expense under the provisions of SFAS No. 109, “Accounting for Income Taxes”. SFAS No. 109 requires the recognition of deferred tax assets and liabilities created by temporary differences between the financial statement carrying amounts and tax bases of assets and liabilities. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. A valuation

KT CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements, Continued

(37)    Reconciliation to United States Generally Accepted Accounting Principles, Continued

(o)    Deferred Income Taxes, Continued

allowance is provided on deferred tax assets to the extent that it is more likely than not that such deferred tax assets will not be realized.

(p)    Dividends

Under Korean GAAP, dividends are recognized in the period during which the income from which the dividend is to be declared was earned. Under U.S. GAAP, dividends are recognized in the period in which they are declared.

(q)    Minority Interest in Consolidated Subsidiaries

Under Korean GAAP, minority interests in consolidated subsidiaries are presented for all periods as a component of stockholders’ equity in the consolidated balance sheet.

Under U.S. GAAP, minority interests in consolidated subsidiaries are not included in stockholders’ equity in the consolidated balance sheet.

(r)    Treasury Stock

Through December 31, 2001, under Korean GAAP, treasury stock was stated at cost as determined based on fair value of the stock at acquisition. For treasury stock that was acquired and held by the trust, the carrying amount was adjusted to fair value on each balance sheet date and the resulting gain or loss was recorded as a separate component of Stockholders’ equity. However, effective for fiscal years beginning on or after January 1, 2002, as a result of the change under Korean GAAP, treasury stock included in trust fund is stated at cost. As a result, the Company has restated the related amounts and restated the financial statements retroactively.

Under U.S. GAAP, treasury stock is stated at cost at acquisition date. Therefore, there is no longer a difference between Korean GAAP and U.S. GAAP related to treasury stock.

(s)    Other

Korean GAAP requires gains and losses from the sale of assets and impairment write-downs to be included as part of “non-operating income (expenses)”. For U.S. GAAP purposes, impairment write-downs are required to be recorded as a component of “operating income.”

KT CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements, Continued

(37) Reconciliation	to United States Generally Accepted Accounting Principles, Continued

(t)    Comprehensive Income

Under U.S. GAAP, the Company applies the provisions of SFAS No. 130 which requires the reporting and display of comprehensive income and its components (revenues, expenses, gains and losses). Such presentation is not required under Korean GAAP. Comprehensive income for the years ended and accumulated other comprehensive income balances as of December 31, 2000, 2001 and 2002 are summarized as follows:

	Millions
	As of and for the years ended December 31,
	2000		2001	2002	2002 (note 3)
Net earnings as adjusted in accordance with U.S. GAAP	(Won)	701,391	1,006,324	1,556,262	$1,311.9
Other comprehensive income, net of taxes:
Foreign currency translation adjustments		861	(1,499)	(1,339)	(1.1)
Unrealized gains (losses) on investments:
Unrealized holding gains (losses) net of tax of, (Won)(567,293) million and (Won)43,910 million and (Won)(54,057) million in 2000, 2001 and 2002, respectively		(1,276,012)	123,594	(127,952)	(107.9)
Less: reclassification adjustment, net of tax of, (Won)347,697 million and W189,062 million and (Won)396,319 million in 2000, 2001 and 2002, respectively		(781,188)	(424,775)	(938,090)	(790.8)

Comprehensive income (loss) as adjusted in accordance with U.S. GAAP	(Won)	(1,354,948)	703,644	488,881	$412.1

Accumulated other comprehensive income balances:
Foreign currency translation adjustments	(Won)	(5,108)	(6,607)	(7,946)	$(6.7)
Unrealized gains on investments		1,895,063	1,593,882	527,840	444.9

	(Won)	1,889,955	1,587,275	519,894	$438.2

(u)    Statement of Cash Flows

Statements of cash flows under Korean GAAP include cash flows of KTF, KTF Technologies Inc., KT ICOM, KTSC and KTP, which are accounted for under the equity method under U.S. GAAP.

(v)    Recent Changes in U.S. GAAP

In June 2001, the FASB issued SFAS No. 143, “Accounting for Asset Retirement Obligations.” This standard requires that obligations associated with the retirement of tangible long-lived assets be recorded as liabilities when those obligations are incurred, with the amount of the liability initially measured at fair value. Upon initially recognizing a liability for an asset retirement obligation, an entity must capitalize the cost by recognizing an increase in the carrying amount of the related long-lived asset. Over time, this liability is accreted to its future value, and the capitalized cost is depreciated over the useful life of the related asset. Upon settlement of the liability, an entity either settles the obligation for its recorded amount or incurs a gain or loss upon settlement. SFAS No. 143 is effective for financial statements issued for fiscal years beginning after June 15, 2002. For the Company, this means that the standard will be adopted on January 1, 2003. The Company does not

KT CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements, Continued

(37)    Reconciliation to United States Generally Accepted Accounting Principles, Continued

(v)    Recent Changes in U.S. GAAP, Continued

expect that the adoption of this statement will have a material impact on the Company’s results of operations, financial position or cash flows.

On June 28, 2002, the FASB issued SFAS No. 146, “Accounting for Exit or Disposal Activities.” This statement addresses the recognition, measurement and reporting of costs that are associated with exit and disposal activities. This statement includes the restructuring activities that are currently accounted for pursuant to the guidance set forth in EITF 94-3, “Liability Recognition for Certain Employee Termination Benefits and Other Costs to exit an Activity (including Certain Costs Incurred in a Restructuring),” costs related to terminating a contract that is not a capital lease and one-time benefit arrangements received by employees who are involuntarily terminated-nullifying the guidance under EITF 94-3. Under SFAS No. 146, the cost associated with an exit or disposal activity is recognized in the periods in which it is incurred rather than at the date the company committed to the exit plan. This statement is effective for exit or disposal activities initiated after December 31, 2002 with earlier application encouraged. Previously issued financial statements will not be restated. The provisions of EITF 94-3 shall continue to apply for exit plans initiated prior to the adoption of SFAS No. 146. Accordingly, the initial adoption of SFAS No. 146 will not have an effect on the Company’s results of operation, financial position or cash flows. However, liabilities associated with future exit and disposal activities will not be recognized until actually incurred.

In November 2002, the FASB issued Interpretation No. 45, “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others, an interpretation of FASB Statements No. 5, 57 and 107 and a recession of FASB Interpretation No.34.” This Interpretation elaborates on the disclosures to be made by a guarantor in its interim and annual financial statements about its obligations under guarantees issued. The Interpretation also clarifies that a guarantor is required to recognize, at inception of a guarantee, a liability for the fair value of the obligation undertaken. The initial recognition and measurement provisions of the Interpretation are applicable to guarantees issued or modified after December 31, 2002 and are not expected to have a material effect on the Company’s financial statements. The disclosure requirements are effective for the 2002 financial statements. A disclosure of these guarantees is in note 2(a).

In January 2003, the FASB issued Interpretation No. 46, “Consolidation of Variable Interest Entities, an interpretation of ARB No. 51.” This Interpretation addresses the consolidation by business enterprises of variable interests in variable interest entities as defined in the Interpretation. The Interpretation applies immediately to variable interests in variable interest entities created after January 31, 2003, and to variable interests in variable interest entities obtained after January 31, 2003. The application of this Interpretation is not expected to have a material effect on the Company’s financial statements.

KT CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements, Continued

(37) Reconciliation	to United States Generally Accepted Accounting Principles, Continued

(w)    U.S. GAAP Reconciliations

The effects of the significant adjustments to net earnings and stockholders’ equity which would be required if U.S. GAAP were to be applied instead of Korean GAAP are summarized as follows:

	Millions, except per share data
	Years ended December 31,
	2000		2001	2002	2002 (note 3)
Net earnings in accordance with Korean GAAP	(Won)	986,210	1,112,975	1,946,934	$1,641.2
Adjustments:
Intangible assets		(11,935)	13,617	7,424	6.3
Special depreciation		(188)	(188)	(189)	(0.2)
Depreciation		66,910	(96,547)	(85,008)	(71.7)
Equity in earnings of equity method affiliates
Date of acquisition		(41,285)	(56,064)	(23,709)	(20.0)
Different useful life of intangibles		79,235	1,600	137,920	116.3
Additional acquisitions of equity investees		(5,760)	828	11,203	9.4
Impairment loss relating to equity investee		—	—	(663,345)	(559.1)
Goodwill impairment		—	—	(12,947)	(10.9)
U.S. GAAP adjustments of equity method affiliates		(12,084)	48,958	24,528	20.7
Interest capitalization, net		(37,375)	13,282	24,608	20.7
Capitalized foreign exchange transactions, net		(14,840)	2,220	5,879	5.0
Foreign currency translation of convertible notes		—	—	139,730	117.8
Service installation fees, including cumulative effect of accounting change in 2000		(467,882)	(57,216)	(17,528)	(14.7)
Reversal of gain on disposition of investment		(13,622)	(12,377)	(25,256)	(21.3)
Equity-linked securities		—	—	(25,095)	(21.2)
Convertible notes of KTF		—	—	(14,427)	(12.2)
Bonds with stock warrants		—	—	(7,435)	(6.3)
Deferred income tax effects of U.S. GAAP adjustments		174,007	35,236	132,975	112.1

		(284,819)	(106,651)	(390,672)	(329.3)

Net earnings as adjusted in accordance with U.S. GAAP	(Won)	701,391	1,006,324	1,556,262	$1,311.9

Net earnings as adjusted in accordance with U.S. GAAP	(Won)	701,391	1,006,324	1,556,262	$1,311.9

Basic earnings per share in accordance with U.S. GAAP	(Won)	2,251	3,233	5,998	$5.1

Basic earnings per share before cumulative effect of accounting change in accordance with U.S. GAAP	(Won)	2,966	3,233	5,998	$5.1

Diluted earnings per share in accordance with U.S. GAAP	(Won)	2,251	3,233	4,972	$4.2

Diluted earnings per share before cumulative effect of accounting change in accordance with U.S. GAAP	(Won)	2,966	3,233	4,972	$4.2

Dividend per share in accordance with U.S. GAAP	(Won)	294	511	720	$0.6

KT CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements, Continued

(37)    Reconciliation to United States Generally Accepted Accounting Principles, Continued

(w)    U.S. GAAP Reconciliations, Continued

The following table sets forth the computation of basic and diluted earnings per share:

	Millions, except per share data
	Years ended December 31,
	2000		2001	2002	2002 (note 3)
Income before cumulative effect accounting change	(Won)	924,066	1,006,324	1,556,262	$1,311.9
Cumulative effects of accounting change for the adoption of SAB No. 101, net of tax of (Won)99,110 million		(222,675)	—	—	—

Net income available to common shareholders		701,391	1,006,324	1,556,262	1,311.9
Dilutive effect of convertible notes		—	—	(64,161)	(54.1)

		701,391	1,006,324	1,492,101	1,257.8

Weighted average outstanding shares of common stock		312	311	259
Dilutive effect of convertible notes		—	—	41

Common stock and common stock equivalents		312	311	300

Basic earnings per share before cumulative effect accounting change	(Won)	2,966	3,233	5,998	$5.1
Cumulative effect accounting change		(715)	—	—	—

Basic earnings per share after cumulative effect of accounting change in accordance with U.S. GAAP	(Won)	2,251	3,233	5,998	$5.1

Diluted earnings per share before cumulative effect of accounting change in accordance with U.S. GAAP	(Won)	2,251	3,233	4,972	$4.2

Diluted earnings per share after cumulative effect of accounting change in accordance with U.S. GAAP	(Won)	2,251	3,233	4,972	$4.2

Basic earnings per share is computed on the basis of the weighted average number of common shares outstanding. Diluted earnings per share is computed on the basis of the weighted average number of common shares outstanding plus the effect of outstanding convertible notes using the “if-converted method”. The denominator of the diluted earnings per share computation is adjusted to include the number of additional common shares that would have been outstanding had the dilutive potential common stock been issued. In addition, the numerator is adjusted to include the after-tax amount of interest and foreign currency translation gain recognized associated with convertible notes. Bonds with warrants and stock options were not considered when calculating diluted earnings per share because the exercise price of the warrants and stock options was greater than the average market price of the common share and, therefore, the effect would have been antidilutive.

KT CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements, Continued

(37)    Reconciliation to United States Generally Accepted Accounting Principles, Continued

(w)    U.S.GAAP Reconciliations, Continued

	Millions
	Years ended December 31,
	2001		2002	2002 (note 3)
Stockholders’ equity in accordance with Korean GAAP	(Won)	13,759,249	9,619,679	$8,109.0
Adjustments:
Intangible assets		(23,389)	(15,965)	(13.5)
Special depreciation		189	—	—
Depreciation		204,439	119,431	100.7
Equity in earnings of equity method affiliates:
Date of acquisition		248,348	224,639	189.3
Different useful life of intangibles		80,835	218,755	184.4
Additional acquisitions of equity investees		(8,299)	2,138	1.8
Impairment loss relating to equity investee		—	(663,345)	(559.1)
Goodwill impairment		—	(12,947)	(10.9)
U.S. GAAP adjustments of equity method affiliates		21,057	47,061	39.7
Interest capitalization, net		(134,326)	(109,718)	(92.5)
Capitalized foreign exchange transactions, net		(17,018)	(11,139)	(9.4)
Foreign currency translation of convertible notes		—	139,730	117.8
Deferred service installation fees		(525,098)	(542,626)	(457.4)
Convertible notes of KTF		—	(17,222)	(14.5)
Bonds with stock warrants		—	6,415	5.4
Deferred tax effects of U.S. GAAP adjustments		78,590	211,565	178.3
Deferred income taxes on investment securities		(673,375)	(222,999)	(188.0)
Minority interest		(2,046,080)	(1,936,094)	(1,632.0)
Dividends		224,054	212,887	179.4

		(2,570,073)	(2,349,434)	(1,980.5)

Stockholders’ equity as adjusted in accordance with U.S. GAAP	(Won)	11,189,176	7,270,245	$6,128.5

Effective January 1, 2002, under Korean GAAP, the Company adopted new accounting policy regarding treasury stock included in the trust fund and contribution received for capital expenditures due to the revision of Korean GAAP (see notes 2(g) and 2(o)). Under Korean GAAP, these accounting changes were adopted retroactively, resulting in a restatement of certain prior year amounts. Under U.S. GAAP, this accounting change is considered a restatement for a correction of an error. However, the amount of the restatement under U.S. GAAP was not considered material to the Company’s results of operations or shareholders’ equity.

KT CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements, Continued

(37) Reconciliation	to United States Generally Accepted Accounting Principles, Continued

(x)    Condensed Consolidated U.S. GAAP Financial Information

Consolidated balance sheets in accordance with U.S. GAAP as of December 31, 2001 and 2002 are summarized as follows:

	Millions
	As of December 31
	2001		2002	2002 (note 3)
Assets
Trade notes and accounts receivable	(Won)	1,707,052	2,070,140	$1,745.1
Other current assets		1,458,793	3,127,337	2,636.2
Investments		5,602,905	2,825,826	2,382.0
Property, plant and equipment		12,804,415	11,995,028	10,111.3
Other assets		1,283,307	1,719,068	1,449.1

	(Won)	22,856,472	21,737,399	$18,323.7

Liabilities
Trade notes and accounts payable	(Won)	938,151	916,964	$773.0
Other current liabilities		2,894,246	3,602,173	3,036.4
Long-term debt, excluding current portion		4,303,989	7,426,284	6,260.0
Other long-term liabilities		3,424,866	2,434,226	2,052.0

Total liabilities		11,561,252	14,379,647	12,121.4

Minority interest in consolidated subsidiaries		106,044	87,507	73.8

Stockholders’ equity		11,189,176	7,270,245	6,128.5

	(Won)	22,856,472	21,737,399	$18,323.7

Condensed consolidated income statements in accordance with U.S. GAAP for the years ended December 31, 2000, 2001 and 2002 are summarized as follows:

	Millions
	Years ended December 31,
	2000		2001	2002	2002 (note 3)
Operating revenues	(Won)	10,511,700	11,559,822	11,470,325	$9,669.0
Cost of services		9,134,704	9,847,796	8,862,201	7,470.5

Gross profit		1,376,996	1,712,026	2,608,124	2,198.5

Selling, general and administration expenses		741,806	491,895	813,124	685.4
Other operating expense, net		(22,088)	(102,562)	(635,669)	(535.8)

Operating income		613,102	1,117,569	1,159,331	977.3

Other income		493,841	140,446	919,705	775.3

Earnings before income taxes, minority interest and cumulative effect of accounting change		1,106,943	1,258,015	2,079,036	1,752.6

Income taxes		180,589	249,471	525,996	443.4

Earnings before minority interest and cumulative effect of accounting change		926,354	1,008,544	1,553,040	1,309.2

Minority interest in losses (earnings) of consolidated subsidiaries		(2,288)	(2,220)	3,222	2.7

Earnings before cumulative effect of accounting change		924,066	1,006,324	1,556,262	1,311.9
Cumulative effect of accounting change, adoption of SAB 101, net of tax of (Won)99,110 million		(222,675)	—	—	—

Net earnings	(Won)	701,391	1,006,324	1,556,262	$1,311.9

KT CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements, Continued

(37)    Reconciliation to United States Generally Accepted Accounting Principles, Continued

(x)    Condensed Consolidated U.S. GAAP Financial Information, Continued

Changes in consolidated stockholders’ equity in accordance with U.S. GAAP for the years ended December 31, 2000, 2001 and 2002 are as follows:

	Millions
	2000		2001	2002
Beginning of Year	(Won)	12,155,764	10,637,190	11,189,176
Net earnings		701,391	1,006,324	1,556,262
Foreign currency translation adjustments		861	(1,499)	(1,339)
Unrealized gains (losses) on investments, net of tax		(2,057,200)	(301,181)	(1,066,042)
Treasury stock		(71,352)	(19,779)	(4,188,435)
Dividends		(91,638)	(159,265)	(224,054)
Gains on sales of stock by subsidiaries and equity affiliates		—	30,332	—
Other		(636)	(2,946)	4,677

End of Year	(Won)	10,637,190	11,189,176	7,270,245

Condensed consolidated statements of cash flows in accordance with U.S. GAAP for the years ended December 31, 2000, 2001 and 2002, respectively, are set out below:

	Millions
	2000		2001	2002	2002 (note 3)
Cash flows from operating activities:
Net earnings	(Won)	701,391	1,006,324	1,556,262	$1,311.9
Adjustments to reconcile net earnings to net cash provided by operating activities:
Depreciation and amortization		2,986,858	3,100,982	2,772,281	2,336.9
Provision for doubtful accounts		69,868	108,287	170,250	143.5
Withdrawal from National Pension Fund, net		6,020	93	4	0.1
Loss on disposition of property, plant and equipment		76,131	142,645	84,696	71.4
Equity in losses (earnings) of affiliates including equity method goodwill amortization		230,592	151,036	(51,519)	(43.4)
Deferred income tax expense		147,500	30,286	23,506	19.8
Gain on disposition of investment securities		(940,945)	(627,421)	(1,151,353)	(970.5)
Changes in assets and liabilities:
Increase (decrease) in retirement and severance benefits		148,567	189,993	223,875	188.7
Increase in trade notes and accounts receivable		(73,873)	(309,808)	(334,046)	(281.6)
Increase in inventories		(73,937)	(196,392)	(174,806)	(147.4)
Increase (decrease) in trade notes and accounts payable		600,885	(251,400)	(1,130)	(1.0)
Increase in advance receipts from customers		38,976	7,649	7,500	6.3
Increase (decrease) in income taxes payable		(64,628)	166,724	236,189	199.1
Increase in prepaid expenses		(4,250)	(2,061)	(2,275)	(1.9)
Decrease in withholdings		(10,548)	(63,029)	(109,025)	(91.9)
Increase (decrease) in accrued expenses		34,459	(143,043)	(15,056)	(12.7)
Increase (decrease) in accounts payable-other		(1,583,914)	(514,004)	341,357	287.7
Decrease in refundable deposits of telephone installation		(187,142)	(694,414)	(749,546)	(631.8)
Other, net		94,228	214,262	146,237	123.2

Net cash provided by operating activities		2,196,238	2,316,709	2,973,401	2,506.4

Cash flows from investing activities:
Decrease (increase) in receivables on the sale of property, plant and equipment		5,328	(90,998)	(27,149)	(22.9)
Additions to property, plant and equipment		(3,550,176)	(2,723,114)	(2,187,075)	(1,843.6)
Proceeds from sale of property, plant and equipment		110,862	104,058	45,605	38.4
Decrease (increase) in short-term financial instruments		497,948	135,963	(71,720)	(60.5)
Proceeds from the sale of investment		27,081	809,554	870,467	733.8
Purchase of investment		(1,608,203)	(916,482)	(540,723)	(455.8)
Other, net		(133,421)	238,307	(728,116)	(613.7)

Net cash used in investing activities		(4,650,581)	(2,442,712)	(2,638,711)	(2,224.3)

KT CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements, Continued

(37)    Reconciliation to United States Generally Accepted Accounting Principles, Continued

(x)    Condensed Consolidated U.S. GAAP Financial Information, Continued

	Millions
	2000		2001	2002	2002 (note 3)
Cash flows from financing activities:
Payment of dividends	(Won)	(94,775)	(161,159)	(224,955)	$(189.6)
Increase (decrease) in short-term borrowings, net		329,615	(322,961)	81,702	68.9
Repayments of long-term debt		(464,694)	(1,019,155)	(1,391,816)	(1,173.2)
Proceeds from long-term debt		2,764,227	1,804,653	4,675,158	3,940.9
Increase (decrease) in other current liabilities		(38,447)	(546)	212	0.2
Acquisition of treasury stock		—	—	(3,401,186)	(2,867.1)
Other, net		(46,157)	(1,996)	7,007	5.9

Net cash provided by (used in) financing activities		2,449,769	298,836	(253,878)	(214.0)

Increase (decrease) in cash and cash equivalents		(4,574)	172,833	80,812	68.1
Cash and cash equivalents at beginning of year		637,038	632,464	805,297	678.8

Cash and cash equivalents at end of year	(Won)	632,464	805,297	886,109	$746.9

Supplemental schedule of non-cash investing and financing activities	(Won)	981,424	—	786,666	$663.1

As discussed in Note 2(a), the Company financed (Won)981,424 million of its purchase of KTM in 2000 through the transfer of shares of SK Telecom stock which the Company previously held as available—for-sale securities.

As discussed in Note 10(a), the Company financed (Won)786,666 million of its purchase of treasury stock in 2002 through the transfer of shares of SK Telecom which the Company previously held as available—for-sale securities.

(y)    Additional U.S. GAAP Disclosures

The Company is subject to a number of income taxes based upon earnings which result from application of a statutory corporate income tax rate (including resident tax) of approximately 30.8%, 30.8% and 29.7% for the years ended December 31, 2000, 2001 and 2002, respectively.

KT CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements, Continued

(37)    Reconciliation to United States Generally Accepted Accounting Principles, Continued

(y)    Additional U.S. GAAP Disclosures, Continued

The components of income tax expense for the years ended December 31, 2000, 2001 and 2002 are as follows:

	Millions
	2000		2001	2002	2002 (note 3)
Current income tax expense	(Won)	33,089	219,185	503,776	$424.7
Deferred income net expense		147,500	30,286	22,220	18.7

Income tax expense	(Won)	180,589	249,471	525,996	$443.4

The provision for income taxes using statutory tax rates differs from the actual provision for the years ended December 31, 2000, 2001 and 2002 for the following reasons:

	Millions
	2000		2001	2002	2002 (note 3)
Provision for income taxes at statutory tax rates	(Won)	340,938	387,469	617,474	$520.5
Other, principally nondeductible expenses		(1,780)	39,207	49,852	42.0
Investment tax credit		(158,569)	(190,000)	(141,330)	(119.1)
Effect of tax rate change		—	12,795	—	—

Actual provision for income taxes	(Won)	180,589	249,471	525,996	$443.4

The effective tax rates after adjustments of certain differences between amounts reported for financial accounting and income tax purpose, were approximately 16.3%, 19.8% and 25.3% for the years ended December 31, 2000, 2001 and 2002, respectively.

At December 31, 2002, the Company has investment credit carryforwards of (Won)43,215 million which are available to reduce future income taxes through 2006.

KT CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements, Continued

(37)    Reconciliation to United States Generally Accepted Accounting Principles, Continued

(y)    Additional U.S. GAAP Disclosures, Continued

The tax effects of temporary differences that resulted in significant portions of the deferred tax assets and liabilities at December 31, 2001 and 2002, computed under U.S. GAAP, and a description of financial statement items that created these differences are as follows:

	Millions
	Years ended December 31
	2001		2002	2002 (note 3)
Deferred tax assets
Retirement and severance benefits	(Won)	79,811	22,597	$19.0
Doubtful accounts		47,761	80,807	68.1
Refundable deposits for telephone installation		40,102	26,505	22.3
Investment securities		24,865	24,400	20.6
Inventories		11,275	324	0.3
Intangible assets		6,947	4,742	4.0
Unearned income		155,954	161,160	135.9
Equity securities of affiliates		101,369	278,368	234.6
Tax credit carryforwards		186,510	43,215	36.4
Other		16,825	—	—

Total deferred tax assets		671,419	642,118	541.2

Deferred tax liabilities
Marketable equity securities		(673,375)	(222,999)	(188.0)
Property, plant and equipment		(68,529)	(45,210)	(38.1)
Accrued interest income		(1,588)	(789)	(0.6)
Other		—	(25,360)	(21.4)

Total deferred tax liabilities		(743,492)	(294,358)	(248.1)

Net deferred tax assets (liabilities)	(Won)	(72,073)	347,760	$293.1

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies in making this assessment. Based upon the level of historical taxable income and projections for future taxable income over the periods which the deferred tax assets are deductible, management believes it is more likely than not the Company will realize the benefits of these deductible differences.

KT CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements, Continued

(37)    Reconciliation to United States Generally Accepted Accounting Principles, Continued

(y)    Additional U.S. GAAP Disclosures, Continued

Gross and net property, plant and equipment under U.S. GAAP at December 31, 2001 and 2002 are summarized as follows:

	Millions
	Years ended December 31,
	2001		2002	2002 (note 3)
Gross property, plant and equipment	(Won)	33,029,289	33,825,965	$28,513.8
Accumulated depreciation		20,224,874	21,830,937	18,402.5

Net property, plant and equipment	(Won)	12,804,415	11,995,028	$10,111.3

(38)    Event (Unaudited) Subsequent to the Date of the Report of the Independent Auditor

Starting June 2 2003, the Company has been under the tax audit for the periods from 1998 to 2002 by the Korea National Tax Service. The tax audit will continue for the next 90 days. The Company cannot estimate the financial impacts of the tax audit to the consolidated financial statements.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

KT CORPORATION (Registrant)

/s/ YONG-KYUNG LEE
Name:	Yong-Kyung Lee
Title:	President and Chief Executive Officer

Date: June 25, 2003

CERTIFICATION

I, Yong-Kyung Lee, President and Chief Executive Officer of KT Corporation, hereby certify in connection with the filing with the U.S. Securities and Exchange Commission (“SEC”) of KT Corporation’s Annual Report on Form 20-F for the fiscal year ended December 31, 2002 (the “Annual Report”) that:

1.	I have reviewed this annual report on Form 20-F of KT Corporation;

2.	Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3.	Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of KT Corporation as of, and for, the periods presented in this annual report;

4.	KT Corporation’s other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for KT Corporation and have:

(a)	designed such disclosure controls and procedures to ensure that material information relating to KT Corporation, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

(b)	evaluated the effectiveness of KT Corporation’s disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the “Evaluation Date”); and

(c)	presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5.	KT Corporation’s other certifying officer and I have disclosed, based on our most recent evaluation, to KT Corporation’s auditors and the audit committee of KT Corporation’s board of directors:

(a)	all significant deficiencies in the design or operation of internal controls which could adversely affect KT Corporation’s ability to record, process, summarize and report financial data and have identified for KT Corporation’s auditors any material weaknesses in internal controls; and

(b)	any fraud, whether or not material, that involves management or other employees who have a significant role in KT Corporation’s internal controls; and

6.	KT Corporation’s other certifying officer and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

June 25, 2003

/s/ YONG-KYUNG LEE
Name:	Yong-Kyung Lee
Title:	President and Chief Executive Officer

CERTIFICATION

I, Jeong-Soo Suh, Vice President and Chief Financial Officer of KT Corporation, hereby certify in connection with the filing with the U.S. Securities and Exchange Commission (“SEC”) of KT Corporation’s Annual Report on Form 20-F for the fiscal year ended December 31, 2002 (the “Annual Report”) that:

1.	I have reviewed this annual report on Form 20-F of KT Corporation;

2.	Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3.	Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of KT Corporation as of, and for, the periods presented in this annual report;

4.	KT Corporation’s other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for KT Corporation and have:

(a)	designed such disclosure controls and procedures to ensure that material information relating to KT Corporation, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

(b)	evaluated the effectiveness of KT Corporation’s disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the “Evaluation Date”); and

(c)	presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5.	KT Corporation’s other certifying officer and I have disclosed, based on our most recent evaluation, to KT Corporation’s auditors and the audit committee of KT Corporation’s board of directors:

(c)	all significant deficiencies in the design or operation of internal controls which could adversely affect KT Corporation’s ability to record, process, summarize and report financial data and have identified for KT Corporation’s auditors any material weaknesses in internal controls; and

(d)	any fraud, whether or not material, that involves management or other employees who have a significant role in KT Corporation’s internal controls; and

6.	KT Corporation’s other certifying officer and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

June 25, 2003

/s/ JEONG-SOO SUH
Name:	Jeong-Soo Suh
Title:	Vice President and Chief Financial Officer

EXHIBIT INDEX

Exhibit No.	Description of Exhibit

1.1	Articles of Incorporation of KT Corporation (English translation)
7.1	Ratio of earnings to fixed charges
8.1	List of subsidiaries of KT Corporation
10.1	Consent of KPMG Samjong Accounting Corp. with respect to the financial statements of KT Corporation
10.2	Consent of Anjin & Co. with respect to the financial statements of KT Freetel Co., Ltd. and KT M.com Co., Ltd.
10.3	Consent of Samil Accounting Corporation with respect to the financial statements of KT ICOM Co., Limited
10.4	The Telecommunications Basic Law (English translation)
10.5	Enforcement Decree of the Telecommunications Basic Law (English translation)
10.6	The Telecommunications Business Law (English translation)
10.7	Enforcement Decree of the Telecommunications Business Law (English translation)
10.8	Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002