Form 20-F
period 2003-12-31
KT CORP
filed 2004-06-25
CIK 892450

As filed with the Securities and Exchange Commission on June 25, 2004

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.

FORM 20-F

ANNUAL REPORT PURSUANT TO

SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2003

Commission file number 1-14926

KT Corporation

(Exact name of Registrant as specified in its charter)

The Republic of Korea

(Jurisdiction of incorporation or organization)

206 Jungja-dong

Bundang-ku, Sungnam

Gyunggi-do

463-711 Korea

(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Name of each exchange on which registered
American Depositary Shares, each representing one-half of one share of Common Stock	New York Stock Exchange, Inc.

Common Stock, par value Won 5,000 per share	New York Stock Exchange, Inc.*

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

210,758,426 shares of Common Stock, par value Won 5,000 per share

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

ii

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

All references to “Won” or “(Won)” in this annual report are to the currency of the Republic and all references to “Dollars”, “$”, “US$” or “U.S. dollars” are to the currency of the United States of America.

Unless otherwise indicated, translations of Won amounts into Dollars in this annual report were made at the noon buying rate in The City of New York for cable transfers in Won per US$1.00 as certified for customs purposes by the Federal Reserve Bank of New York. Unless otherwise stated, the translations of Won into Dollars were made at the noon buying rate in effect on December 31, 2003, which was Won 1,192.0 to US$1.00.

PART I

Item 1. Identity of Directors, Senior Managers and Advisors

Item 1.A. Directors and Senior Management

Not applicable.

Item 1.B. Advisers

Not applicable.

Item 1.C. Auditors

Not applicable.

Item 2. Offer Statistics and Expected Timetable

Not applicable.

Item 3. Key Information

Item 3.A. Selected Financial Data

You should read the selected consolidated financial data below in conjunction with the Consolidated Financial Statements as of December 31, 2002 and 2003 and for each of the years in the three-year period ended December 31, 2003 and the report of independent registered public accounting firm on these statements included herein. The selected consolidated financial data for the five years ended December 31, 2003 are derived from our audited consolidated financial statements.

Our Consolidated Financial Statements are prepared in accordance with Korean GAAP, which differ in certain significant respects from accounting principles generally accepted in the United States of America (“U.S. GAAP”). See Note 34 to the Consolidated Financial Statements for a description of the nature and the effects of such differences.

Income Statement Data

	Year Ended December 31,
	1999		2000		2001		2002		2003		2003
	(in billions of Won and millions of Dollars, except per share data)
Korean GAAP(1):
Operating revenues	(Won)	11,786	(Won)	13,538	(Won)	15,978	(Won)	16,437	(Won)	16,068	US$	13,480
Operating expenses		11,029		12,487		14,002		14,056		14,245		11,951
Operating income		757		1,051		1,976		2,382		1,822		1,529
Donations and contribution payments(2)		182		145		157		145		182		154
Gain on disposition of available-for-sale securities(3)		124		941		628		1,177		772		648
Income taxes(4)		46		551		421		741		524		439
Net earnings		383		986		1,113		1,947		822		689
Basic earnings per share(5)		1,268		3,165		3,576		7,504		3,802		3.19
Diluted earnings per share(6)		1,268		3,165		3,576		6,601		3,313		2.78
Dividends per share(7)		294		511		720		860		2,000		1.68
U.S. GAAP(8):
Operating revenues	(Won)	9,890	(Won)	10,512	(Won)	11,588	(Won)	11,508	(Won)	11,776	US$	9,879
Operating income		434		613		1,146		1,197		377		316
Net earnings		475		701		1,006		1,556		395		331
Basic earnings per share(5)		1,573		2,251		3,233		5,998		1,831		1.54
Basic earnings per share before cumulative effect of accounting change(5)		1,573		2,966		3,233		5,998		1,831		1.54
Diluted earnings per share(6)		1,573		2,251		3,233		4,972		1,655		1.39
Diluted earnings per share before cumulative effect of accounting change(6)		1,573		2,966		3,233		4,972		1,655		1.39

Balance Sheet Data

	Year Ended December 31,
	1999		2000		2001		2002		2003		2003
	(in billions of Won and millions of Dollars)
Korean GAAP(1):
Working capital(9)	(Won)	(927)	(Won)	(3,252)	(Won)	(331)	(Won)	499	(Won)	(1,184)	US$	(993)
Net property, plants and equipment		14,218		17,435		17,139		16,853		16,374		13,737
Total assets		26,347		28,393		30,012		29,050		25,557		21,440
Long-term debt(10)		2,964		5,319		6,513		9,877		9,050		7,592
Refundable deposits for telephone installation(11)		3,228		3,040		2,349		1,534		1,227		1,030
Total stockholders’ equity		14,382		12,370		13,759		9,833		8,397		7,044
U.S. GAAP(8):
Net property, plants and equipment		12,743		13,600		12,804		11,995		11,515	US$	9,661
Total assets		22,828		23,066		22,856		21,737		19,532		16,386
Total stockholders’ equity		12,158		10,637		11,189		7,270		5,890		4,942

Operating Data

	As of December 31,
	1999	2000	2001	2002	2003
	(Unaudited)
Lines installed (thousands)(12)	24,464	24,383	24,854	25,062	25,202
Lines in service (thousands)(12)	21,192	21,525	21,898	22,327	21,841
Lines in service per 100 inhabitants(13)	43.8	44.1	44.9	46.8	45.6
Lines in service per employee(12)(14)	446	473	497	511	580
PCS subscribers (thousands)(15)	4,268	8,416	9,591	10,333	10,442
Broadband Internet subscribers (thousands)	14	1,729	3,858	4,922	5,589

Other Financial Data

	Year Ended December 31,
	1999		2000		2001		2002		2003		2003
	(in billions of Won and millions of Dollars)
Korean GAAP(1):
Net cash provided by operating activities	(Won)	2,927	(Won)	2,651	(Won)	3,629	(Won)	4,827	(Won)	3,190	US$	2,677
Net cash used in investing activities		(3,355)		(5,486)		(3,916)		(4,065)		(1,481)		(1,242)
Net cash provided by (used in) financing activities		580		2,842		755		(844)		(2,065)		(1,733)
U.S. GAAP(8):
Net cash provided by operating activities	(Won)	2,246	(Won)	2,196	(Won)	2,317	(Won)	2,973	(Won)	2,174	US$	1,824
Net cash used in investing activities		(3,349)		(4,651)		(2,443)		(2,639)		(1,654)		(1,388)
Net cash provided by (used in) financing activities		1,256		2,450		299		(254)		(691)		(579)

Other data in accordance with U.S. GAAP-transitional disclosures of SFAS No. 142(16)

	Years Ended December 31,
	2001		2002		2003		2003
	(in billions of Won, except per share data)
Net earnings	(Won)	1,006	(Won)	1,556	(Won)	395	US$	331
Add back: goodwill amortization		3		—		—		—
Add back: goodwill amortization related to equity investee		114		—		—		—
Adjusted net earnings	(Won)	1,123	(Won)	1,556	(Won)	395	US$	331
Basic earnings per share	(Won)	3,233	(Won)	5,998	(Won)	1,831	US$	1.54
Add back: goodwill amortization		11		—		—		—
Add back: goodwill amortization related to equity investee		365		—		—		—
Adjusted basic earnings per share	(Won)	3,609	(Won)	5,998	(Won)	1,831	US$	1.54
Basic earnings per share before cumulative effect of accounting change	(Won)	3,233	(Won)	4,972	(Won)	1,655	US$	1.39
Add back: goodwill amortization		11		—		—		—
Add back: goodwill amortization related to equity investee		365		—		—		—
Adjusted basic earnings per share before cumulative effect of accounting change	(Won)	3,609	(Won)	4,972	(Won)	1,655	US$	1.39

(1)

During 1999 and 2000, we changed, among others, our method of depreciation for certain property, plants and equipment, accounting for certain foreign currency translation gains and losses, accounting for interconnection charges, accounting for prior period adjustments, accounting for deferred charges, accounting for income taxes, accounting for losses on the sale of PCS handsets and accounting for consolidation. Effective January 1, 2003, we adopted Statements of Korea Accounting Standards (“SKAS”) No. 2 through No. 9. In accordance with these standards, the cumulative effects on prior years were adjusted to the beginning balance of retained earnings. In addition, certain accounts of the prior year consolidated financial statements were reclassified to conform to the current year’s presentation. See Note 2(a) to the Consolidated Financial Statements.

(2)	Includes donations and contributions to the Government’s Information and Telecommunication Improvement Fund, the Korea Electronic Telecommunication Research Institute and other institutes supporting science and technology research. See Note 30 to the Consolidated Financial Statements.
(3)	Includes a gain of Won 921 billion in 2000 as a result of our disposition of 2,943,627 shares of SK Telecom to the major shareholders of Hansol M.com in connection with our acquisition of a 47.9% interest in Hansol M.com, a gain of Won 616 billion in 2001 as a result of our disposition of 2,674,580 shares of SK Telecom, a gain of Won 1,154 billion in 2002 as a result of our disposition of 5,457,635 shares of SK Telecom and a gain of Won 776 billion in 2003 as a result of our disposition of 3,809,288 shares of SK Telecom. See Note 8(b) to the Consolidated Financial Statements.
(4)	Includes deferred tax expense of Won 233 billion in 2000 related to the write-off of deferred income tax assets of KT M.com due to KT M.com’s conclusion in December 2000 that it was not likely that KT M.com would be able to realize the tax benefit of KT M.com’s loss carryforward. Includes impairment of deferred tax asset of Won 134 billion due to our conclusion in 2003 that we would not be able to realize the tax benefit of our equity in losses of affiliates. See Note 25 to the Consolidated Financial Statements.
(5)	Basic earnings per share under Korean GAAP and U.S. GAAP is calculated by dividing net earnings by the weighted average number of shares outstanding during the period. The weighted average number of shares outstanding during the period was 311,276 thousand for 2001, 259,450 thousand for 2002 and 216,106 thousand for 2003.
(6)	Diluted earnings per share are calculated based on the effect of dilutive securities that were outstanding during the period. The denominator of the diluted earnings per share computation is adjusted to include the number of additional common shares that would have been outstanding if the dilutive securities had been converted into common stock. In addition, the numerator is adjusted to include the after-tax amount of interest recognized associated with convertible notes. The weighted average number of shares outstanding was 311,276 thousand for 2001, 300,097 thousand for 2002 and 263,556 thousand for 2003. (Under U.S. GAAP, 311,276 thousand for 2001, 300,097 thousand for 2002 and 241,291 thousand for 2003.)
(7)	Dividends paid on a per share basis for shares owned by the Government differ from dividends paid on a per share basis to all the other shareholders. The Government completed the disposition of its ownership interest in us in May 2002. The calculation of dividends per share represents the weighted average dividends paid per share.
(8)	See Note 34 to the Consolidated Financial Statements for reconciliation to U.S. GAAP.
(9)	“Working capital” means current assets minus current liabilities.
(10)	Excluding current portion.
(11)	See “Item 5. Operating and Financial Review and Prospects—Item 5.A. Operating Results—Changes in the Telephone Installation Charge System”, “Item 5. Operating and Financial Review and Prospects—Item 5.B. Liquidity and Capital Resources—Capital Resources” and Note 15 to the Consolidated Financial Statements for a discussion of changes in the telephone installation charge system.
(12)	Including public telephones.
(13)	Excluding public telephones.
(14)	Excluding employees of our subsidiaries.
(15)

Includes subscribers of KT Freetel and resale subscribers of KT Corporation and as of December 31, 2000, subscribers of KT M.com. In June and October 2000, we acquired a 47.9% interest in KT M.com. KT M.com merged into KT Freetel on May 1, 2001. We currently hold a 48.1% effective interest in KT Freetel. As of December 31, 2001, KT Freetel had approximately 8.4 million subscribers and KT Corporation had approximately 1.1 million resale subscribers. As of December 31, 2002, KT Freetel had approximately 8.9 million subscribers and KT Corporation had approximately 1.4 million resale subscribers. As of

December 31, 2003, KT Freetel had approximately 8.9 million subscribers and KT Corporation had approximately 1.6 million resale subscribers.
(16)	Effective January 1, 2002, we adopted SFAS No. 142, “Goodwill and Other Intangible Assets”. SFAS No.142 requires that goodwill and indefinite-lived intangible assets no longer be amortized, but instead be tested for impairment at least annually. This table presents net income and earnings per share amounts on an adjusted basis to exclude the amortization of goodwill, and reconciles such adjusted amounts to net income and earnings per share presented in our condensed U.S. GAAP financial statements.

Exchange Rate Information

The following table sets out information concerning the noon buying rate for the periods and dates indicated.

Period	At End of Period	Average Rate(1)	High	Low
	(per US$1.00)
1999	1,136.0	1,188.2	1,243.0	1,125.0
2000	1,267.0	1,140.0	1,267.0	1,105.5
2001	1,313.5	1,293.4	1,369.0	1,234.0
2002	1,186.3	1,242.0	1,332.0	1,160.6
2003	1,192.0	1,183.0	1,262.0	1,146.0
November	1,202.1	1,186.4	1,203.0	1,171.0
December	1,192.0	1,192.3	1,200.0	1,183.0
2004 (through June 24)	1,156.0	1,165.7	1,195.1	1,141.4
January	1,174.0	1,183.3	1,195.1	1,172.0
February	1,179.0	1,167.5	1,180.0	1,152.2
March	1,146.7	1,166.3	1,181.0	1,146.7
April	1,173.6	1,152.9	1,173.6	1,141.4
May	1,165.0	1,177.9	1,191.0	1,165.0
June (through June 24)	1,156.0	1,160.4	1,164.8	1,155.0

Source:	Federal Reserve Bank of New York.
(1)	The average rate for each full year is calculated as the average of the noon buying rates on the last business day of each month during the relevant year. The average rate for a full month is calculated as the average of the noon buying rates on each business day during the relevant month (or portion thereof).

We have translated the Won amounts into Dollars in this annual report solely for your convenience. We make no representation that the Won or Dollar amounts contained in this annual report could have been or could be converted into Dollar or Won, as the case may be, at any particular rate or at all.

Item 3.B. Capitalization and Indebtedness

Not applicable.

Item 3.C. Reasons for Offer and Use of Proceeds

Not applicable.

Item 3.D. Risk Factors

You should carefully consider the following factors.

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

Fixed-line Telephone Services

Before December 1991, we were the sole provider of local, domestic long-distance and international long-distance telephone services in Korea. DACOM Corporation became the second provider of international long-distance service in December 1991 and of domestic long-distance service in January 1996. Onse Telecom Corp. also began offering international long-distance service in October 1997 and domestic long-distance service in December 1999. In April 1999, Hanaro Telecom, Inc. became the second provider of local telephone service in Korea and obtained licenses in January 2003 to offer international long-distance service and domestic long-distance service and will expect to offer these services in July 2004. In addition, SK Telink obtained a license in June 2003 to offer international long-distance service and began offering this service in November 2003. Starting in 1998, specific service providers, such as Internet phone service providers, voice resellers and call-back service providers, also began offering international long-distance service in Korea. Demand for international long-distance services offered by specific service providers has grown rapidly since the launch of their services.

The entry of these and other potential competitors into the local, domestic long-distance and international long-distance telephone service markets has had and may continue to have a material adverse effect on our revenues and profitability from these businesses. We cannot give assurance that we will be able to maintain our share of these businesses at or above current levels. Many of our competitors offer lower rates than we do for similar services. For example, although Hanaro’s and our local usage charges are the same at Won 39 per pulse (generally three minutes), Hanaro’s customers pay a non-refundable telephone installation charge of up to Won 30,000, while our customers pay Won 60,000, and Hanaro’s customers pay a basic monthly charge of up to Won 4,500, while our customers pay up to Won 5,200, depending on location. In addition, the Ministry of Information and Communication announced in October 2002 that it would allow local fixed-line telephone service subscribers to choose a competing local telephone service provider while retaining the same phone number. Local number portability has been implemented in certain regions starting in June 30, 2003 and will be implemented in Pusan in July 2004 and in Seoul in August 2004. As of April 30, 2004, 42,678 of our subscribers switched to Hanaro, which represents 0.2% of our total subscribers, and 209 of Hanaro’s subscribers switched to us. Local number portability may allow Hanaro to compete more effectively for our existing customers and may have a material adverse effect on our number of subscribers and on our results of operations.

Mobile Telecommunications Services

KT Freetel, our consolidated subsidiary in which we currently own a 48.1% effective interest, provides PCS service, a type of mobile telecommunications service based on Code Division Multiple Access (“CDMA”) technology utilizing the 1,800 MHz frequency, in Korea. Competitors in the mobile telecommunications service industry are cellular service provider SK Telecom and PCS service provider LG Telecom. KT Freetel (including 2.1 million resale subscribers of KT Corporation) had a market share of 32.4% as of April 30, 2004 based on the total number of mobile service subscribers in Korea, making KT Freetel the second largest mobile telecommunications service provider. SK Telecom had a market share of 52.0% as of April 30, 2004.

In January 2003, the Ministry of Information and Communication announced its plan to implement mobile number portability, which would allow mobile telephone service subscribers to switch their mobile service provider while retaining the same mobile phone number. Subscribers who switch service providers may return to the original service provider without paying any penalty within 14 days of the switch. Mobile number portability has been allowed to subscribers of SK Telecom starting in January 2004 and will be allowed to subscribers of KT Freetel and LG Telecom starting July 2004 and January 2005, respectively. Following the implementation of mobile number portability, 553,275 of SK Telecom’s subscribers switched to KT Freetel from January 1, 2004 to April 30, 2004. We expect some of KT Freetel’s current subscribers to switch to SK Telecom and LG Telecom when KT Freetel’s subscribers are able to transfer their existing mobile numbers starting July 1, 2004. The Ministry of Information and Communication also announced that starting in January 2004, all new subscribers of mobile services and existing subscribers who elect to receive a new mobile number would be given the uniform mobile code of “010” as the first three digits of their mobile numbers without regard to the mobile service provider. The Ministry of Information and Communication is planning to implement the uniform mobile code to all mobile numbers by 2007. Mobile number portability and uniform mobile code may allow SK Telecom and LG Telecom to compete more effectively for KT Freetel’s existing and future customers and may have a material adverse effect on the number of subscribers of KT Freetel and on our results of operations.

On June 15, 2004, the Ministry of Information and Communication announced a temporary restriction on mobile service providers from obtaining new subscribers and us from obtaining new resale subscribers as penalties for providing illegal handset subsidies. The restriction will apply to LG Telecom from June 21, 2004 to July 20, 2004, KT Freetel from July 21, 2004 to August 19, 2004, KT Corporation from July 21, 2004 to August 9, 2004 and SK Telecom from August 20, 2004 to September 28, 2004. The temporary ban may have a material adverse effect on our results of operations.

On March 6, 2003, KT ICOM, a company created by a consortium of companies including KT Corporation and KT Freetel to offer W-CDMA-based IMT-2000 services, merged into KT Freetel in a stock-for-stock transaction. IMT-2000 is a third-generation, high-capacity wireless communications technology, which when implemented, is expected to allow operators to provide to their customers significantly more bandwidth capacity. Although we expect that our competitors will face similar challenges that we expect to face in implementing third-generation technology, we cannot assure you that KT Freetel will be able to successfully compete with other third generation service providers. KT Freetel’s inability to compete effectively with third-generation service providers could have a material adverse effect on its financial condition and results of operations. See “—Implementation of IMT-2000 technology poses significant challenges and risks to us”.

Broadband and Internet-Related Services

The Korean broadband Internet access service market has experienced significant growth over the last four years since Korea Thrunet first introduced its Hybrid Fiber Coaxial (or HFC) based service in July 1998. Hanaro Telecom entered the broadband market in April 1999 offering both HFC and Asymmetric Digital Subscriber Line (or ADSL) services. We began offering broadband Internet access service in June 1999. Dreamline and DACOM followed and introduced their services in late 1999 and early 2000, and numerous cable television operators have also begun HFC-based services. As a result of having to compete with a number of competitors and the maturing of the Internet access service market, we currently encounter and we expect to encounter pressure to increase marketing expenses in the future. We had a market share of 50.6% as of April 30, 2004 based on the number of subscribers in Korea. Our inability to compete effectively with our competitors could have a material adverse effect on our business.

The market for Internet-related services in Korea is very competitive. We anticipate that competition will continue to intensify as the usage and popularity of the Internet grows and as new domestic and international competitors enter the Internet industry in Korea. The substantial growth and potential size of the Internet industry in Korea have drawn many competitors and as a result may lead to increasing price competition to provide Internet-related services. Recently, cable television providers began offering HFC-based broadband Internet access services at rates lower than ours. Increased competition in the Internet industry could have a material adverse effect on the number of subscribers of our broadband Internet access service and on our results of operations.

WTO Agreement

Under the multilateral agreement on basic telecommunications services among the members of the World Trade Organization effective November 1997 (the “WTO Agreement”), the Government of Korea has agreed to gradually reduce the restrictions on foreign and individual shareholdings in KT Corporation and other network service providers in Korea. The relevant Korean law was amended to give effect to the provisions of the WTO Agreement. See “Item 4. Information on the Company—Item 4.B. Business Overview—Regulation—Foreign Investment”. While the WTO Agreement enables us to seek foreign investors and strategic partners and to more easily take advantage of opportunities for investments in overseas telecommunications projects, it may also benefit our competitors and further intensify competition in the domestic market.

Implementation of the IMT-2000 technology poses challenges and risks to us.

We acquired the right to purchase one of three licenses to provide IMT-2000 services on December 15, 2000, as a member of a consortium of companies including KT Corporation and KT Freetel. In March 2001, KT ICOM, a company created by the consortium to offer IMT-2000 services, paid half of the Won 1.3 trillion license fee payable to the Ministry of Information and Communication. KT ICOM subsequently merged into KT Freetel on March 6, 2003 in a stock-for-stock transaction. KT Freetel will pay the remaining Won 650 billion over a period of five years starting in 2007 as follows: Won 90 billion in 2007, Won 110 billion in 2008, Won 130 billion in 2009, Won 150 billion in 2010 and Won 170 billion in 2011. The Ministry of Information and Communication also charges interest rates of three-year Government bonds minus 0.75% on these amounts until they are paid, which are currently accruing.

As a condition to the merger, KT Freetel was required to offer its IMT-2000 services with limited coverage by the end of 2003. Accordingly, KT Freetel began test service of its IMT-2000 services in metropolitan Seoul and parts of Gyunggi Province in December 2003. Although KT Freetel is planning to offer IMT-2000 services in 45 cities by December 2005, KT Freetel and its competitors may delay the nationwide roll-out of third-generation services if there are unfavorable market conditions and weak service demand. Several telecommunications service providers in Europe have already announced delays in the roll-out of their third-generation services as a result of technological difficulties and unfavorable market conditions. In the event consumer demand for IMT-2000 services does not meet our expectations, we may attempt to renegotiate the terms of the license with the Government. However, there can be no assurance that the Government will agree to adjust the license fee already paid by KT ICOM as well as future license fee payments to be made by KT Freetel.

IMT-2000 presents risks and challenges to our business, any or all of which if realized or not addressed may have a material adverse effect on our financial condition and results of operations. Specifically, IMT-2000 is a new and developing technology. New content, solutions and network must be developed for IMT-2000. We expect KT Freetel to leverage its existing PCS network and 2.5-generation technology to minimize its capital expenditures and other costs related to developing IMT-2000 services. However, we believe KT Freetel will still require significant amounts of research and development and capital expenditures to build out its IMT-2000 network. No assurance can be given that the content, solutions and network will be developed in a timely and efficient manner by us or third parties, or if developed will gain market acceptance such that KT Freetel will be able to derive revenues from IMT-2000 services to justify the Won 1.3 trillion license fee, capital expenditures and other investments required for such service.

Disputes with our labor union may disrupt our business operations.

Our strategy of restructuring to improve our efficiency and profitability by disposing of non-core businesses and reducing our employee base have met with opposition from our labor union. In May 2001, certain members of our labor union held protests in our headquarters opposing our strategy of restructuring unprofitable businesses, including 114 phone directory services, and the layoffs resulting from such strategy. In 2002 and 2003, we did not have any significant labor disputes and unrests. However, there can be no assurance that we will not experience in the future labor disputes and unrests, including expanded protests and strikes, which could disrupt our business operations and have an adverse effect on our financial condition and results of operation.

We also negotiate wage agreements with our labor union on an annual basis. Our latest round of negotiation was in August 2003. Although we have been able to reach wage agreements with our labor union in recent years, there can be no assurance that we will not experience in the future labor disputes and unrests resulting from disagreement in our annual wage negotiation with the labor union.

The Korean telecommunications industry has been subject to the Government’s regulation and change in Government policy relating to the industry could have a material adverse effect on our operations and financial condition.

The Government, primarily through the Ministry of Information and Communication, has authority to regulate the telecommunications industry. The Ministry of Information and Communication’s policy is to promote competition in the Korean telecommunications markets through measures designed to prevent the dominant service provider in any such market from exercising its market power in such a way as to prevent the emergence and development of viable competitors. The Ministry of Information and Communication, in consultation with the Ministry of Finance and Economy, approves local service rates charged by us and mobile service rates charged by SK Telecom. Under current Government regulations, if a network service provider has the largest market share for a specified type of service and its revenue from that service for the previous year exceeds a specific revenue amount set by the Ministry of Information and Communication, it must obtain prior approval from the Ministry of Information and Communication for the rates and the general terms for that service. Each year the Ministry of Information and Communication designates service providers the rates and the general terms of which must be approved by the Ministry of Information and Communication. In the past five years, the Ministry of Information and Communication has so designated us for local telephone service and SK Telecom for mobile service. The inability to freely set our local telephone service rates may hurt the profit from that business and impede our ability to compete effectively against our competitors. See “Item 4. Information on the Company—Item 4.B. Business Overview—Regulation—Rates”. The form of our standard agreement for providing local network service and each agreement for interconnection with other service providers are also subject to approval by the Ministry of Information and Communication. The Ministry of Information and Communication currently does not regulate our domestic long-distance, international long-distance, broadband Internet access and mobile service rates.

Starting April 2002, we are required to lease to other companies our fixed-lines that connect subscribers to our network. This policy, which is called local loop unbundling, is intended to prevent excessive investment in local loops. This policy requires us to lease to other companies from time to time the portion of our fixed lines that represent our excess capacity at rates that will be determined by the Ministry of Information and Communication based on our cost, and taking into consideration an appropriate rate of return, to enable our competitors to provide fixed-line voice and broadband services. Local loop unbundling may have a material adverse effect on our number of subscribers and on our results of operations.

In October 2002, the Ministry of Information and Communication announced that it would allow local fixed-line telephone service subscribers to choose a competing local telephone service provider while retaining the same phone number, followed by another plan in January 2003 to implement mobile number portability, which would allow mobile telephone service subscribers to switch their mobile service provider while retaining the same mobile phone number. The Ministry of Information and Communication also announced that starting in January 2004, all new subscribers of mobile services and existing subscribers who elect to receive a new mobile number would be given the uniform mobile code of “010” as the first three digits of their mobile numbers without regard to the mobile service provider. The Ministry of Information and Communication is planning to implement the uniform mobile code to all mobile numbers by 2007. See “—Increased competition in Korea has had and may continue to have an adverse effect on our results of operations and financial condition”.

Government policies and regulations relating to the above as well as other regulations involving the telecommunications industry (including regulation imposed on us as a dominant service provider) may change, which could have a material adverse effect on our operations and financial condition. See “Item 4. Information on the Company—Item 4.B. Business Overview—Regulation” and “Item 4. Information on the Company—Item 4.B. Business Overview—Relationship with the Government”.

We are subject to various regulations under the Monopoly Regulation and Fair Trade Act.

Monopoly Regulation and Fair Trade Act provides for various regulations and restrictions on large business groups enforced by the Fair Trade Commission. Previously, we were not regulated as a large business group under the Monopoly Regulation and Fair Trade Act due to the Government’s ownership (including Government invested enterprises and The Korea Development Bank) of greater than 30% of our issued shares. The Fair Trade Commission initially designated us as a large business group under the Monopoly Regulation and Fair Trade Act on April 1, 2002, which subjects us to regulations limiting, among other things, the gross amount of investments, cross guarantees of debt and cross shareholdings by members of a business group.

If economic conditions in Korea deteriorate, our current business and future growth could be materially and adversely affected.

We are incorporated in Korea, and substantially all of our operations and assets are located in Korea. As a result, we are subject to political, economic, legal and regulatory risks specific to Korea.

From 1997 to 1999, Korea experienced a significant financial and economic downturn, from which it is widely believed the country has recovered to a large extent. Although the Korean economy began to recover since 1999, the pace of the recovery has since slowed and has been volatile. The economic indicators in 2001, 2002 and 2003 have shown mixed signs of recovery and uncertainty, and future recovery or growth of the economy is subject to many factors beyond our control. Events related to terrorist attacks in the United States on September 11, 2001, recent developments in the Middle East, including the war in Iraq, higher oil prices, the general weakness of the global economy and the outbreak of severe acute respiratory syndrome, or SARS, in Asia and other parts of the world have increased the uncertainty of world economic prospects in general and continue to have an adverse effect on the Korean economy. Any future deterioration of the Korean and global economy could adversely affect our financial condition and results of operations.

Other developments that could hurt Korea’s economy in the future include:

•	financial problems relating to chaebols (Korean conglomerates), or their suppliers, and their potential adverse impact on the Korean economy;

•	failure or lack of progress in restructuring of chaebols, the financial industry and other large troubled companies;

•	loss of investor confidence arising from corporate accounting irregularities and corporate governance issues at certain chaebols;

•	a slowdown in consumer spending and the overall economy;

•	adverse changes or volatility in foreign currency reserve levels, commodity prices (including an increase in oil prices), exchange rates (including depreciation of the U.S. dollar or Japanese yen), interest rates and stock markets;

•	deterioration of economic or market conditions in other emerging markets;

•	adverse developments in the economies of countries that are important export markets for Korea, such as the United States, Japan and China, or in emerging market economies in Asia or elsewhere that could result in a loss of confidence in the Korean economy;

•	social and labor unrest;

•	a decrease in tax revenues and a substantial increase in the Korean government’s expenditures for unemployment compensation and other social programs that, together, would lead to an increased government budget deficit;

•	geo-political uncertainty and risk of further attacks by terrorist groups around the world;

•	deterioration in economic or diplomatic relations between Korea and its trading partners or allies, including such deterioration resulting from trade disputes or disagreements in foreign policy;

•	a widespread recurrence of SARS;

•	hostilities involving oil producing countries in the Middle East and any material disruption in the supply of oil or increase in the price of oil resulting from those hostilities; and

•	an increase in the level of tensions or an outbreak of hostilities between North Korea and Korea and/or the United States.

Increased tensions with North Korea could have an adverse effect on us or the price of our securities.

Relations between Korea and North Korea have been tense over most of Korea’s history. The level of tension between the two Koreas has fluctuated and may increase or change abruptly as a result of current and future events, including ongoing contacts at the highest levels of the governments of Korea and North Korea and increasing hostility between North Korea and the United States. In December 2002, North Korea removed the seals and surveillance equipment from its Yongbyon nuclear power plant and evicted inspectors from the United Nations International Atomic Energy Agency, and has reportedly resumed activity at its Yongbyon power plant. In January 2003, North Korea announced its intention to withdraw from the Nuclear Non-Proliferation Treaty, demanding that the United States sign a non-aggression pact as a condition to North Korea dismantling its nuclear program. In August 2003, representatives of Korea, the United States, North Korea, China, Japan and Russia held multilateral talks in an effort to resolve issues relating to North Korea’s nuclear weapons program. While the talks concluded without resolution, participants in the August meeting indicated that further negotiations may take place in the future and, in February 2004, six party talks resumed in Beijing, China. Any further increase in tensions, resulting for example from a break-down in contacts or an outbreak in military hostilities, could hurt our business, results of operations and financial condition and could lead to a decline in the market value of our securities.

Depreciation of the value of the Won against the Dollar and other major foreign currencies may have a material adverse effect on the results of our operations and on the prices of our securities.

Substantially all of our revenues are denominated in Won. Depreciation of the Won may materially affect the results of our operations because, among other things, it causes an increase in the amount of Won required by us to make interest and principal payments on our foreign-currency-denominated debt, the costs of equipment that we purchase from overseas sources, net settlement payments to foreign carriers and administrations and certain payments related to our derivative instruments entered into for foreign exchange risk hedging purposes. In addition, we may be required to pay cash in Dollars the aggregate market value of our common shares deliverable upon conversion of convertible notes issued in January 2002 if conversion by a foreigner results in the violation of the 49% foreign ownership limitation under the Telecommunications Business Law and such conversion becomes effectively prohibited. Of the Won 11,244 billion total long-term debt (including current portion) outstanding as of December 31, 2003, Won 3,089 billion was denominated in foreign currencies with interest rates ranging from 0.25% to 7.63%. See “Item 5. Operating and Financial Review and Prospects—Item 5.B. Liquidity and Capital Resources”.

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

See “Item 3. Key Information—Item 3.A. Selected Financial Data—Exchange Rate Information”.

If an investor surrenders his ADSs to withdraw the underlying shares, he may not be allowed to deposit the shares again to obtain ADSs.

Korean law currently limits foreign ownership of the ADSs and our shares. In addition, under our deposit agreement, the depositary bank cannot accept deposits of shares and deliver ADSs representing those shares unless (1) we have consented to such deposit or (2) Korean counsel has advised the depositary bank that the consent required under (1) is no longer required under Korean laws and regulations. Under current Korean laws and regulations, the depositary bank is required to obtain our prior consent for the number of shares to be deposited in any given proposed deposit which exceeds the difference between (1) the aggregate number of shares deposited by us or with our consent for the issuance of ADSs (including deposits in connection with the initial and all subsequent offerings of ADSs and stock dividends or other distributions related to these ADSs) and (2) the number of shares on deposit with the depositary bank at the time of such proposed deposit. The depositary bank has informed us that, at a time it considers to be appropriate, the depositary bank plans to start accepting deposits of shares without our consent and deliver ADSs representing those shares up to the amount allowed under current Korean laws and regulations. Until such time, however, the depositary bank will continue to obtain our consent for such deposits of shares and delivery of ADSs, which we may not provide. Consequently, if an investor surrenders his ADSs to withdraw the underlying shares, he may not be allowed to deposit the shares again to obtain ADSs. See “Item 10. Additional Information—Item 10.D. Exchange Controls”.

Limitations on foreign ownership may have an adverse effect on the conversion of our convertible notes.

The Telecommunications Business Law limits the aggregate foreign ownership of our shares with voting rights to 49% of our total issued shares with voting rights. Such 49% foreign ownership limitation under the Telecommunications Business Law may have an adverse effect on the conversion of our convertible notes issued in January 2002. See “Item 10. Additional Information—Item 10.B. Memorandum and Articles of Association—Limitation on Shareholding”. If conversion by a foreigner results in the violation of the 49% foreign ownership limitation under the Telecommunications Business Law, such conversion may be effectively prohibited. In such an event, we will be required under the terms of the convertible notes to pay cash in U.S. Dollars the aggregate market value of our common shares deliverable upon conversion of convertible notes to the relevant holder to satisfy the conversion right. As of December 31, 2003, 45.5% of our common shares were owned by foreign investors.

A foreign investor may not be able to exercise voting rights with respect to common shares exceeding the number of common shares held by our largest domestic shareholder.

Under the Foreign Investment Promotion Act, a foreign shareholder who holds 5% or more of our total shares is prohibited from becoming our largest shareholder. In addition, under the Telecommunications Business Law, the Ministry of Information and Communication may, if it deems it necessary to preserve substantial public interests, prohibit a foreign shareholder from being our largest shareholder. In the event that the number of common shares held by a foreign shareholder exceeds the number of common shares held by our largest domestic shareholder, the Telecommunications Business Law restricts such foreign shareholder from exercising his or her voting rights with respect to common shares exceeding such threshold. The Ministry of Information and Communication may also order us or the foreign shareholder to take corrective measures in respect of the excess shares within a specified period of six months or less.

Holders of ADSs will not be able to exercise dissenter’s rights unless they have withdrawn the underlying common stock and become our direct shareholders.

In some limited circumstances, including the transfer of the whole or any significant part of our business and our merger or consolidation with another company, dissenting shareholders have the right to require us to purchase their shares under Korean law. A holder of ADSs will not be able to exercise dissenter’s rights unless he has withdrawn the underlying common stock and become our direct shareholder. See “Item 10. Additional Information—Item 10.B. Memorandum and Articles of Association”.

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

Item 4. Information on the Company

Item 4.A. History and Development of the Company

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

Before December 1991, we were the sole provider of local, domestic long-distance and international long-distance telephone services in Korea. The Government began to introduce competition in the telecommunications services market in the early 1990’s. As a result, including ourselves, there are currently four international long- distance carriers, three domestic long-distance carriers and two local telephone service providers in Korea. In addition, the Government has also awarded licenses to several new service providers to enhance the competition in other telecommunications business areas such as mobile telephone services and data network services. See “Item 4.B. Business Overview—Competition”.

Item 4.B. Business Overview

We are the leading telecommunications service provider in Korea and one of the largest and most advanced in Asia. As an integrated telecommunications service provider, our principal services include:

•	fixed-line telephone services, including local, domestic long-distance and international long-distance telephone services;

•	interconnection services to other telecommunications companies;

•	business and data communications services, including broadband Internet access service, leased-line services and other Internet-related services;

•	mobile telecommunications services through KT Freetel, our 48.1%-owned consolidated subsidiary, and PCS resale services; and

•	other telecommunications services, including system and network integration services and satellite communications services.

We own substantially all of the domestic public exchanges, the nationwide network of local telephone lines, the principal public long-distance telephone transmission facilities and the principal data communications network in Korea, as well as two satellites. In addition, through KT Freetel, we operate a nationwide PCS network.

Historically, we have derived a substantial majority of our revenues from fixed-line telephone services. However, as our traditional businesses have matured and new technologies have become available, we have successfully leveraged our nationwide network, strong brand name and established customer base in Korea to pursue new growth opportunities. These growth businesses include business and data communications (including broadband Internet access service) and mobile telecommunications services. As a result, revenues from these businesses have grown rapidly in recent years and now account for a majority of our total revenues, having risen from 41.5% of our total revenues in 2001 to 47.4% in 2003.

We are focusing on building upon our strong position in each of our principal lines of business:

•	We are currently the dominant provider of fixed-line telephone services in Korea with approximately 24.0 million installed lines, of which 21.5 million lines were in service as of April 30, 2004. In the year 2003, our market share of the local market was 95.6% based on the number of local fixed-line subscribers in Korea, our market share of the domestic long-distance market was 84.3% based on revenues estimated by us and our market share of the international long-distance market was 64.4% based on revenues estimated by us;

•	We are one of the world’s largest broadband Internet access providers and Korea’s largest broadband Internet access provider in terms of subscribers, with 5.8 million subscribers as of April 30, 2004, representing a market share of 50.6%. We achieved market leadership within a year of launching this service in June 1999;

•	We are Korea’s second largest mobile telecommunications service provider. KT Freetel, our consolidated subsidiary, had approximately 11.5 million subscribers as of April 30, 2004, representing a market share of 32.4% of the total mobile service market in Korea based on the number of mobile subscribers; and

•	We are also the leading provider of business and data communications services in Korea, with a market share in domestic leased-line services in 2003 of approximately 72.3% based on revenues estimated by us.

For the year ended December 31, 2003, under Korean GAAP our consolidated operating revenues were Won 16,068 billion (US$13,480 million), our consolidated net earnings were Won 822 billion (US$689 million) and our basic earnings per share was Won 3,802 (US$3.19). As of December 31, 2003, our total stockholders’ equity was Won 8,397 billion (US$7,044 million).

The Telecommunications Industry in Korea

The Korean telecommunications industry is one of the most developed in Asia in terms of the growth of the mobile, Internet and data services markets. As of December 31, 2003, the fixed-line penetration rate, which is calculated by dividing the number of lines in service by the population of Korea, was 47.7%, and the mobile penetration rate, which is calculated by dividing the number of mobile subscribers by the population of Korea, was 70.1%. According to the Ministry of Information and Communication from the end of 1997 to the end of 2003, the number of mobile subscribers increased from approximately 6.8 million to approximately 33.6 million, and the number of Internet subscribers increased from approximately 3.1 million at the end of 1998 to approximately 28.6 million at the end of June 2003. The Ministry of Information and Communication estimates that from the end of 1999 to December 31, 2003, broadband Internet access subscribers increased from approximately 290,000 to approximately 11.2 million.

The Ministry of Information and Communication has the primary responsibility for regulating the telecommunications industry in Korea. See “Item 4.B. Business Overview—Regulation”.

Internet Access Market

Korea is one of the largest and fastest growing Internet markets in the Asia/Pacific region. According to the Ministry of Information and Communication, the number of Internet users in Korea has grown from 3.1 million as of December 31, 1998 to 28.6 million at the end of June 2003.

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

New technologies have been developed in recent years that enable high speed Internet access at speeds of up to 100 Mbps. These technologies include satellite, terrestrial wireless and fiber optic-based solutions. However, the principal technologies used in the provision of high speed Internet access are ADSL with speed of up to 8 Mbps and HFC with speed of up to 10 Mbps. ADSL offers an access solution over existing telephone lines using a specialized modem while HFC service involves the use of two-way cable networks. These two technologies are more widely used than the other available technologies because of their relative reliability, ease of provisioning and cost effectiveness. In case of Korea, we believe that ADSL enjoys an advantage over HFC because two-way cable networks are much less widespread than the local telephone network. While ADSL technology was commercially introduced after HFC technology, it has surpassed HFC to become the prevalent access platform in Korea. In July 2002, VDSL technology with speeds of up to 20 Mbps became commercialized and the broadband Internet service providers introduced wireless LAN service with speed of up to 11 Mbps, which is designed to integrate fixed-line and wireless services by offering high speed wireless Internet access to laptops or PDAs in hot-spot zones and at home. Starting December 2003, we began installing infrastructure that enables us to offer VDSL service with speeds of up to 50 Mbps, although we have not yet commercialized such service. With advancement of broadband technology, the Korean broadband Internet access market has experienced significant growth over the past five years. The Ministry of Information and Communication estimates that total broadband Internet subscribers in Korea reached 11.2 million as of December 31, 2003.

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

Since the introduction of three new operators in 1997, the Korean mobile market has undergone consolidation and significant growth. Following SK Telecom’s purchase of a controlling stake in Shinsegi, we acquired a 47.9% interest in Hansol M.com in 2000 and renamed the company KT M.com. KT M.com merged into KT Freetel on May 1, 2001 and Shinsegi merged into SK Telecom in January 2002. According to the Ministry of Information and Communication, the total number of mobile subscribers increased from 3.2 million at the end of 1996 to 33.6 million as of December 31, 2003. Mobile penetration has also increased from 7.0% to 70.1% during the same period. With such significant penetration, Korea is among one of the most penetrated mobile markets in the region at the end of 2003.

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

On December 15, 2000, the Ministry of Information and Communication awarded two W-CDMA licenses to provide IMT-2000 service. One license was awarded to SK IMT Co., Ltd., an SK Telecom-led consortium, and the other to KT ICOM, a consortium of companies including KT Corporation and KT Freetel. On August 26, 2001, the Ministry of Information and Communication awarded one additional IMT-2000 license based on CDMA-2000 technology to a LG Telecom-led consortium. KT ICOM merged into KT Freetel on March 6, 2003 and SK IMT Co., Ltd. merged into SK Telecom on May 1, 2003. KT Freetel began offering its test service of IMT-2000 services in metropolitan Seoul and parts of Gyunggi Province in December 2003.

Competitive Strengths

We are the only fully integrated telecommunications service provider in Korea

We are the largest and only fully integrated telecommunications service provider in Korea. We are a leader in broadband Internet access and data communications services, mobile services and Korea’s dominant provider of local, domestic long-distance and international long-distance telephone services. In addition, we own substantially all of the domestic public exchanges, the nationwide network of local telephone lines, the principal public long-distance telephone transmission facilities and the principal data communications network in Korea, as well as two satellites. We also operate a nationwide PCS network through KT Freetel and a satellite broadcasting network through Korea Digital Satellite Broadcasting Company.

As a result, we possess the requisite capabilities to offer convergence services that interconnect the different services in our current portfolio of products and service offerings. For example, in February 2002, we launched our wireless LAN service under the brand name “NESPOT”, which is designed to integrate fixed-line and wireless services by offering high speed wireless Internet access to laptops or PDAs in hot-spot zones and at home. We extended this service further in February 2003 through the launch of “NESPOT Swing” which allows users with PDA phones to connect to the Internet even outside the NESPOT hotspots through KT Freetel’s PDA-only wireless data service. We also launched “Home N” service in May 2004 and plan to offer the “DU:” service in the second half of 2004, both of which are services that converge the different products and services that we currently offer. For additional information of Home N and DU:, see “—Business Strategy—Focus on high-growth, high-margin businesses”.

We have a large customer base, dominant market position and strong brand recognition

We have a large customer base. As of April 30, 2004, we had approximately 21.5 million fixed-line telephone service subscribers and 5.8 million broadband service subscribers, and KT Freetel had 11.5 million mobile subscribers (including 2.1 million resale subscribers of KT Corporation). We also have a dominant market position in each of our fixed-line telecommunications service markets, as shown in the following table:

Service	Year competition introduced	KT Corporation market share
Local(1)	1999	95.6%
Domestic long distance(2)	1996	84.3%
International long distance(2)	1991	64.4%

(1)	in terms of subscribers as of December 31, 2003 announced by the Ministry of Information and Communication.
(2)	in terms of revenues in 2003 estimated by KT Corporation.

We also believe that KT Corporation and KT Freetel enjoy wide brand recognition for telecommunications services in Korea with a reputation for quality and reliability.

We are one of the world’s largest broadband Internet access providers

By leveraging our nationwide advanced digital and fiber-optic network, we have become the largest provider of broadband services in Korea. As part of our strategy to focus on higher growth businesses and in order to meet increased demand, we have invested approximately Won 1.9 trillion over the past three years in broadband equipment and network. We achieved market leadership in June 2000 and we have 5.8 million subscribers and a broadband market share in Korea of 50.6% in terms of subscribers as of April 30, 2004.

We have achieved critical mass in the mobile telecommunications service market

We believe we are well-positioned to take advantage of the attractive growth potential in the mobile service market, which we expect will grow with the increasing demand for mobile data communications services and the implementation of nationwide IMT-2000 services. SK Telecom, as the dominant service provider with the largest market share, is subject to approval from the Ministry of Information and Communication for the rates and the general terms of its service. KT Freetel is not subject to such restrictions. KT Freetel had a total of approximately 11.5 million subscribers (including 2.1 million resale subscribers of KT Corporation) as of April 30, 2004, representing 32.4% of the mobile service market.

We have a proven track record of improving our efficiency and profitability

We have successfully executed our plans to improve our efficiency and profitability in recent years. We have closed unprofitable businesses and divested numerous non-core investments over the past several years to enhance overall profitability. In addition, we have streamlined our workforce to increase efficiency. Under our voluntary early retirement programs, we reduced our workforce by 1,389 employees in 2001 and 166 employees in 2002. In September 2003, we offered another round of voluntary early retirement program to our employees, which resulted in a reduction of 5,497 employees for the period ended December 31, 2003. We had a total of 38,167 employees as of December 31, 2003 compared to 45,114 employees as of December 31, 2001. We have also been successful in containing increases in employee costs through agreements on wages and retirement programs with the union.

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

Our slogan, “The Value Networking Company”, reflects our vision to become a global leading company by maximizing shareholder value, pursuing corporate growth through customized services, maintaining our leading position as an integrated telecommunications service provider in all of the market segments we serve and expanding our leadership position in high-growth markets, such as mobile, broadband Internet and data communications services.

Consistent with our strategic objectives, we have developed the following business strategies.

Focus on high-growth, high-margin businesses

We plan to focus our resources on services that have potential for significant growth and high margins. In line with our strategy to place greater emphasis on businesses that have potential for significant growth and higher margins, we plan to increase the proportion of capital expenditures in these areas. We are devoting a substantial part of our resources toward the construction of infrastructure for Internet access and Internet-related services and mobile telecommunications services, and the portion of our planned capital expenditures devoted to these services is approximately 50% in 2004.

Broadband Internet Access and Business and Data Communications. We plan to use our advanced digital network to provide high quality transmission and value added services with competitive pricing. We have the advantage that approximately 98% of potential subscribers are located within a four kilometer radius of our existing telephone offices to receive ADSL service over existing lines, allowing us to provide connection at a lower cost than our competitors. In addition, we launched in July 2002 our VDSL services, which currently allow broadband Internet access speed of up to 20 Mbps. In addition, starting December 2003, we began installing infrastructure that enables us to offer VDSL service with speeds of up to 50 Mbps, although we have not yet commercialized such service. Through continued emphasis on improving the technology and our broadband Internet access services, we plan to remain as the dominant player in this market segment. We will continue to seek to expand our customer base and promote broadband services for high speed Internet access.

In addition, we launched in February 2002 our wireless LAN service called NESPOT, which is designed to integrate fixed-line and wireless services by offering high speed wireless Internet access to laptops and PDAs in hot-spot zones and at home. NESPOT service provides our subscribers wireless access to high speed Internet in hot-spot zones and Megapass service in fixed-line environments. We extended the NESPOT service in February 2003 through the launch of NESPOT Swing, which allows users with PDA phones to connect to the Internet even outside the NESPOT hotspots through KT Freetel’s wireless data service specifically designed for PDAs. As the fixed-line broadband Internet access market becomes mature, we believe that our NESPOT and NESPOT Swing service will play an increasingly important role in expanding our customer base for high speed Internet access.

In May 2004, we began offering Home N, a home networking service available to our broadband subscribers for additional installation and monthly fees. The service currently allows subscribers to connect multiple computers in their homes, order videos on demand, monitor homes remotely through security cameras mounted on computers that can be accessed through mobile phones, and receive enhanced traffic, weather and stock market information through a computer or a television set. Additionally, as home appliances compatible with our Home N service develop, we expect our subscribers to be able to remotely control these appliances through their mobile phones. We will continue to develop and introduce value adding services to capture the growth potential that this new technology offers.

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

Mobile. We are focusing our resources on the expansion of the type of services offered, as well as growing and consolidating the mobile business. KT Freetel began offering in May 2001 2.5 generation high speed wireless data services which allow voice, data and video transmission to EV-DO handsets. KT Freetel also began test service of its IMT-2000 services in metropolitan Seoul and parts of Gyunggi Province in December 2003, and KT Freetel plans to offer services in 45 cities by December 2005, subject to market conditions and service demand. IMT-2000 is a third generation high capacity wireless Internet and video multimedia communication technology which allows an operator to provide to its subscribers significantly more bandwidth capacity compared to 2.5 generation technology.

In the second half of 2004, we plan to offer DU:, a service which enables specially designed handsets to act as cordless phones within the transmission range of a user’s base transmitter, and to act as mobile phones outside such areas. When used as a cordless phone within the designated area, DU: applies fixed-line telephone services fee. In addition, the handsets can receive data transmissions without being charged for airtime usage within the designated area if the homes or businesses subscribe to one of our fixed-line broadband services. The handsets can also be used as walkie-talkies and to exchange data between DU: phones within short distance. We will continue to develop and introduce additional services to capture the significant growth potential that new technology offers.

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

The breadth of our network and our ownership of the so called “last one mile” infrastructure, which is comprised of the connection between the local telephone service provider’s switching centers to the end-users’ buildings or homes, provides us with low-cost access to existing and potential customers and creates a platform for expanding our services. For example, we have been able to greatly expand our broadband Internet access customer base by utilizing such existing infrastructure. Also, we believe that we can capitalize on our large and well-established customer base, as well as our well-known brand name, to cross-sell our service offerings and expand into other service areas in a cost-efficient manner.

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

Promote synergies within the KT Corporation group

We plan to actively promote synergies within the KT Corporation group to take advantage of economies of scale in various areas and to prepare for increasing demand for mobile data communications and integrated fixed-line and wireless telecommunications services. We also plan to use our extensive customer relationships and market knowledge to expand our revenue bases by bundling and cross-selling our products and services. For example:

•	we have already been successful in reselling PCS services through KT Corporation, with approximately 2.1 million resale subscribers as of April 30, 2004;

•	we merged KT M.com and KT ICOM into KT Freetel, which we believe will increase scale efficiencies as well as promote cross-selling and technology sharing among these companies;

•	our NESPOT Swing service and KT Freetel’s mobile service integrate wireless and fixed-line services by enabling subscribers with PDA phones access to high speed Internet in hot-spot zones, Megapass service in fixed-line environments and dial-up Internet access through KT Freetel’s wireless data service outside the hot-spot zones;

•	our DU: service integrates our fixed-line services and KT Freetel’s wireless service by enabling specially designed handsets to act as cordless phones within the transmission range of a user’s base transmitter, and to act as mobile phones outside such areas; and

•	we plan to offer enhanced video-on-demand services in the second half of 2004 which will allow subscribers of both our broadband Internet access service and satellite broadcasting service to experience higher-quality video and audio offerings on demand through an integrated set box.

See “Item 4.B. Business Overview—Competitive Strengths—We have achieved critical mass in the mobile telecommunications service market”.

Continue to improve operational efficiencies

We will continue to seek to improve our operational efficiencies in order to enhance customer service, increase profitability and maximize shareholder value. For example, in March 2003, we began implementing six sigma initiatives for us and all of our subsidiaries. The objectives of the initiatives, which are designed to reduce the number of defects in processing lines, are to introduce greater efficiency in manufacturing productivity and cost and employee performance while increasing customer satisfaction. We will continue to seek new opportunities to implement our company-wide process innovation and instill six-sigma programs as part of our corporate culture. In addition, we are investing in information technology and management information systems, thereby improving management efficiency, internal communications, and customer relations functions, and disposing of, discontinuing or merging non-core businesses or subsidiaries.

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

Our Services

Our Telephone Network and Fixed-line Telephone Services

We utilize our extensive nationwide telephone network to provide fixed-line telephone services, which consist of local, domestic long-distance and international long-distance services. Our telephone network includes exchanges, long-distance transmission equipment and fiber optic and copper cables. The following table gives some basic measures of the development of our telephone system:

	As of or for the Year Ended December 31,
	1999	2000	2001	2002	2003
Lines installed (thousands)(1)	24,464	24,383	24,854	25,104	25,202
Lines in service (thousands)(1)	21,192	21,525	21,898	22,327	21,841
Lines in service per 100 inhabitants(2)	43.8	44.1	44.9	46.8	45.6
Percentage of lines connected to digital exchanges	73.9	79.7	87.5	92.4	100.0
Lines in service per employee(3)	446	473	497	511	580
Fiber optic cable (kilometers)	84,751	111,728	118,815	122,243	128,478
Number of public telephones installed (thousands)	565	539	500	446	374
Domestic long-distance call minutes (millions)(4)	26,019	21,563	19,632	17,133	17,007
Local call pulses (millions)(5)	40,942	34,691	30,968	26,859	23,597

(1)	Including lines used for public telephones, which were 564,906 lines, 538,983 lines, 499,566 lines, 446,367 lines and 374,000 lines, respectively, for the years presented.
(2)	Source: International Telecommunication Union for 1999 and KT Corporation for 2000 to 2003. Excluding public telephones.
(3)	Excluding employees of our subsidiaries and including lines used for public telephones.
(4)	Including calls placed from public telephones, which were 1,749 million minutes, 1,055 million minutes, 747 million minutes, 483 million minutes and 291 million minutes, respectively, for the years presented.
(5)	Including calls placed from public telephones, which were 2,756 million pulses, 1,551 million pulses, 1,252 million pulses, 680 million pulses and 429 million pulses, respectively, for the years presented.

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

International Long-Distance Service. The following table shows the number of minutes of international long-distance calls recorded by us in each specified category for each year in the five-year period ended December 31, 2003:

	Year ended December 31,
	1999	2000	2001	2002	2003
	(in millions of billed minutes)
Incoming international long-distance calls	369.9	460.1	515.8	544.0	528.8
Outgoing international long-distance calls	534.6	552.1	552.9	572.3	524.7
Total	904.5	1,012.2	1,068.7	1,116.3	1,053.5

United States (32%) Japan (20%) and China (14%) accounted for the greatest percentage of our international long-distance call traffic measured in minutes in 2003. The agreed settlement rate is applied to the call minutes to determine the applicable net settlement payment. Overall, we have been a net payer of settlement payments since 1996, and the volume of our outgoing calls exceeded the volume of our incoming calls for the first time in 1997. We receive the largest net settlement payment from U.S. carriers. Because the volume of incoming calls from the United States is larger than that of outgoing calls to the United States, amounts payable by the U.S. carriers to us in respect of calls billed by U.S. carriers have historically exceeded amounts payable by us to U.S. carriers in respect of calls billed by us. On the other hand, because the volume of outgoing calls to China exceeds that of incoming calls from China, we make the largest net settlement payment to international long-distance service providers in China.

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

Interconnection

Under the Telecommunications Business Law, we are required to permit other service providers to interconnect to our fixed-line network. Currently, the principal users of this interconnection capacity include DACOM and Onse (offering international and domestic long-distance services), SK Telecom (transmitting calls to and from its cellular network) and the two PCS service providers (transmitting calls to and from their PCS networks). We expect that an increasing number of new service providers will commence operations and require interconnection services in the future. Accordingly, we expect that interconnection revenues and payments will remain important for our results of operations. In recent years, revenues from a landline user for a call initiated by a landline user to a mobile service subscriber (land-to-mobile interconnection) have become a significant portion of our results of operations, accounting for 12.9% of our operating revenues in 2003. We recognize as land-to-mobile interconnection revenue the entire amount of the usage charge collected from the landline user and recognize as an expense the amount of interconnection charge paid to the mobile service provider.

Business and Data Communications

Our business and data communication services include:

•	broadband Internet access service;

•	leased-line services; and

•	Internet-related services.

Broadband Internet Access Service. Responding to the increasing demand for data communications and other value-added services by our customers, we are investing extensively in our data communications infrastructure and are focusing on providing advanced services such as broadband Internet access service and wireless LAN service. Leveraging on our nationwide network of more than 24.0 million installed lines and 122,243 kilometers of fiber optic cable network as of April 30, 2004, we have achieved a leading market position in the broadband Internet access market in Korea. We believe we currently have a competitive advantage over other broadband Internet access service providers because, unlike our competitors, we, as the dominant local telephone service provider, do not have to install new lines or cables in order to provide broadband Internet access service.

Under the “Megapass” brand name, we offer ADSL and VDSL services with data transmission speed of up to 8 Mbps and 20 Mbps, respectively. In addition, we offer a fiber-optic cable-based service under the “Megapass Ntopia” brand name. For those regions where we are not able to provide Internet access service using fixed lines, we offer satellite-based Internet access service and broadband wireless local loop (or BWLL) service. We had 5.8 million broadband Internet subscribers as of April 30, 2004, of which 5.4 million subscribed to the ADSL or VDSL services (approximately 93%) and 0.4 million subscribed to the Ntopia service (approximately 7%).

ADSL is a modem technology that converts existing copper twisted-pair telephone lines into access paths for multimedia and high-speed data communications. While ADSL technology was commercially introduced after HFC-based technology, it has surpassed HFC to become the prevalent access platform in Korea. VDSL with enhanced speeds of up to 20 Mbps became commercialized in July 2002. According to the Ministry of Information and Communication, there were 6.4 million ADSL and VDSL subscribers and 3.8 million HFC subscribers in Korea as of December 31, 2003, representing 57.6% and 34.3% of the broadband market, respectively.

An ADSL or VDSL circuit connects a modem on each end of a twisted-pair telephone line. For ADSL, the high-speed downstream rate reaches up to 8.0 Mbps, while for VDSL, the high-speed downstream rate can reach up to 100.0 Mbps. The asymmetric design optimizes the bandwidth by maximizing the downstream speed for downloading information from the Internet. In essence, ADSL and VDSL transform the existing public information network from one limited to voice, text and low-resolution graphics to a powerful system capable of bringing multimedia to subscriber premises without new cabling. The traditional telephone service channel is split off from the digital information channels by filters, thus guaranteeing uninterrupted telephone service even in the event that ADSL or VDSL connection fails.

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

On February 1, 2002, we launched a wireless LAN service called NESPOT, which is designed to integrate fixed-line and wireless services by offering high speed wireless Internet access to laptops and PDAs. NESPOT service provides our subscribers wireless access to high speed Internet in hot-spot zones and Megapass service in fixed-line environments. We extended the NESPOT service in 2003 through the launch of NESPOT Swing, which allows users with PDA phones to connect to the Internet even outside the NESPOT hotspots through KT Freetel’s wireless data service specifically designed for PDAs. We had approximately 360 thousand subscribers of NESPOT and 11,500 hot-spot zones nationwide for wireless connection as of April 30, 2004. NESPOT allows users to access the Internet at up to 11.0 Mbps in hot-spot zones.

In May 2004, we began offering Home N, a home networking service available to our broadband subscribers for additional installation and monthly fees. The service currently allows subscribers to connect multiple computers in their homes, order videos on demand, monitor homes remotely through security cameras mounted on computers that can be accessed through mobile phones, and receive enhanced traffic, weather and stock market information through a computer or a television set. Additionally, as home appliances compatible with our Home N service develop, we expect our subscribers to be able to remotely control these appliances through their mobile phones. We will continue to develop and introduce value adding services to capture the growth potential that this new technology offers.

Leased-line Service. Leased-line service involves offering exclusive lines that allow point-to-point connection for voice and data traffic between two or more geographically separate points. As of December 31, 2001, 2002 and 2003, we leased 593,567 lines, 598,872 lines and 454,281 lines to domestic businesses. We also had 110 international leased lines on December 31, 2003.

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

Our Internet data centers are professionally designed to international standards, and are equipped with temperature control systems, regulated and reliable power supplies, fire detection and suppression equipment, security monitoring and high-bandwidth connections to the Internet. Internet data centers allow corporations or Internet service providers to outsource their application and server hardware management. Services offered include shared application hosting, dedicated hosting, co-location and managed hosting. Shared application hosting is the storage and delivery of applications over the Internet via a shared server. Dedicated hosting is application hosting on a dedicated server. Co-location is the installation of the customer’s network equipment at the Internet data centers. Managed hosting refers to additional premium hosting services for which customers are charged separately, such as network availability monitoring, remote power supply, bandwidth utilization monitoring and data backup and recovery.

We anticipate that demand for commercial transactions over the Internet will continue to increase in the future. To prepare for the increased demand, we launched a service called bizmeka.com to develop and commercialize business-to-business solutions targeting approximately 3.0 million small- and medium-sized business enterprises in Korea. Bizmeka.com is an applied application service provider which provides industry-specific business solutions, including customer database management and electronic data interchange. We had approximately 49,000 subscribers as of April 30, 2004. We also established the buynjoy.com on-line shopping mall which offers a variety of products and services from participating on-line retailers, as well as purchase aggregation services and auction services. We spun-off buynjoy.com in June 2002. Our hanmir.com portal site features a search engine and website directory, telephone directory, news articles, financial information and other contents. In December 2003, we transferred buynjoy.com on-line shopping mall and hanmir.com portal site to KTH, our 65.9%-owned subsidiary. We also operate Korea’s largest clearinghouse for medical claims using electronic data interchange and on-line medical prescription and hospital application hosting services.

Miscellaneous. We launched in June 2003 a smart card business under the “1’ts” brand name, which provides multi-functional services utilizing embedded computer chips that calculate and record information. We expect our smart card to have a variety of functions, including those of credit cards, electronic online wallets and transportation fare passes. We plan on working with leading banks and credit card companies in Korea to build the necessary infrastructure and increase subscribers to our new service.

PCS Service

PCS service is a digital wireless telephone system that uses light handsets with long battery life to communicate via low-power antennae. PCS telephones have the capacity to receive and send data as well as voice transmission. KT Freetel, one of our consolidated subsidiaries in which we currently own a 48.1% effective interest, obtained one of the three licenses to provide nationwide PCS service in June 1996. KT Freetel began offering PCS service in all major population centers in Korea in October 1997 and currently covers substantially all of the Korean population. PCS service is currently offered at rates that are lower than rates for cellular services. KT Freetel’s PCS service uses CDMA technology and utilizes 20 MHz of bandwidth in the 1800 MHz frequency. KT Freetel launched its 2.5 generation high speed wireless data services in May 2001 which currently have a population coverage of 85%. Subscribers who have EV-DO-compatible handsets are able to enjoy high speed multimedia services including voice, data and video transmission.

On December 15, 2000, we acquired the right to purchase one of three licenses to provide W-CDMA-based IMT-2000 services, as a member of a consortium of companies including KT Corporation and KT Freetel. IMT-2000 is a third-generation, high-capacity wireless Internet and video multimedia communications technology which allows an operator to provide to its subscribers significant more bandwidth capacity. In June 2002, KT ICOM, a company created by our consortium to offer IMT-2000 services, launched a pilot version of IMT-2000 services in cities in Korea which sponsored FIFA Worldcup games. KT ICOM subsequently merged into KT Freetel on March 6, 2003 in a stock-for-stock transaction. KT Freetel began offering its test service of IMT-2000 services in metropolitan Seoul and parts of Gyunggi Province in December 2003, and KT Freetel plans to offer service in 45 cities by December 2005, subject to market conditions and service demand.

We entered into air-time reselling arrangements with KT Freetel in July 1999, through which we use our extensive marketing network and strong brand name to attract subscribers who can utilize the PCS networks of KT Freetel. We bill directly to our resale subscribers for their usage of KT Freetel’s PCS networks and collect all fees and charges relating to such usage, including initial subscription fees, monthly access fees and usage charges for outgoing calls, wireless data communications and value-added monthly services. We had approximately 2.1 million resale subscribers who utilized KT Freetel’s network as of April 30, 2004.

Mobile telecommunications service has grown rapidly in Korea in recent years. The table below gives the subscription and penetration information of the mobile telecommunications industry for the periods indicated:

	As of December 31,
	1999	2000	2001	2002	2003
Total Korean Population(1)	46,617	47,008	47,343	47,640	47,925
Mobile Subscribers(2)	23,443	26,817	29,046	32,342	33,592
PCS(2)	10,094	12,364	13,867	15,122	15,279
Cellular(2)	13,349	14,453	15,179	17,220	18,313
Mobile Subscriber Growth Rate	67.7%	14.4%	8.3%	11.3%	3.9%
Mobile Penetration(3)	50.3%	57.0%	61.4%	67.9%	70.1%

(1)	In thousands, based on population trend estimates by the National Statistical Office of Korea.
(2)	In thousands, based on information compiled by the Ministry of Information and Communication.
(3)	Penetration is determined by dividing mobile subscribers by total Korean population, each as of December 31.

KT Freetel competes not only with another PCS service provider, LG Telecom, which began its service at around the same time, but also with SK Telecom, a cellular service provider that has a longer operating history. As of April 30, 2004, KT Freetel had approximately 11.5 million subscribers (including 2.1 million resale subscribers of KT Corporation), which was second largest among the three mobile service providers. As of that date, in terms of number of subscribers, we estimate that KT Freetel had a market share of 32.4% of the mobile service market. In recent months, KT Freetel’s subscribers increased as a result of the implementation of the mobile phone number portability of SK Telecom’s subscribers starting January 1, 2004. From January 1, 2004 to April 30, 2004, 553,275 of SK Telecom’s subscribers switched to KT Freetel. We expect some of KT Freetel’s current subscribers to switch to SK Telecom or LG Telecom when KT Freetel’s subscribers are able to transfer their existing mobile numbers starting July 1, 2004.

In 2003, KT Freetel had an average monthly churn rate of 2.0%. The churn rate is calculated by dividing the number of customers who discontinue their subscription by the total number of customers. Monthly churn rate calculations include customers who receive a new phone number after upgrading to a new phone.

The following table shows selected information concerning the usage of KT Freetel’s network during the periods indicated and the number of KT Freetel’s subscribers as of the end of such periods:

	As of or for the Year Ended December 31,
	2001		2002		2003
Outgoing Minutes (in thousands)		13,054,299		16,130,211	19,275,415
Average Monthly Outgoing Minutes Per Subscriber(1)		150		153	154
Average Monthly Revenue per Subscriber(2)	(Won)	38,729	(Won)	38,694	36,947
Number of Subscribers (in thousands)(3)		9,591		10,333	10,442

(1)	The average monthly outgoing minutes per subscriber is computed by dividing the total minutes of usage for the period by the weighted average number of subscribers for the period and dividing the quotient by the number of months in the period. The weighted average number of subscribers is the sum of the total number of subscribers at the end of each month divided by the number of months in the period.
(2)	The average monthly revenue per subscriber is computed by dividing total monthly access fees, usage charges, interconnection fees and value-added service fees for the period by the weighted average number of subscribers and dividing the quotient by the number of months in the period.
(3)	KT Corporation had approximately 1,555 thousand resale subscribers who utilized KT Freetel’s network as of December 31, 2003.

KT Freetel markets its services through two channels: (1) exclusive dealers and (2) the marketing network of KT Corporation pursuant to air-time reselling arrangements with us. The primary distribution channels of KT Freetel are its 1,464 independent exclusive dealers located throughout Korea. In addition to assisting new subscribers to activate PCS service and purchase handsets, authorized dealers are connected to the database of KT Freetel and are able to assist customers with account information. Although most of these dealers sell exclusively products and services of KT Freetel, sub-dealers hired by exclusive dealers may sell products and services offered by other mobile telecommunications service providers. Authorized dealers are entitled to a commission of Won 22,000 for each new subscriber registered, as well as ongoing commissions for the first five years based primarily on the subscriber’s monthly access fee, usage charges and length of subscription. Ongoing commissions range from 5.5% to 8.0% of monthly fees paid by the subscriber depending on the subscriber’s monthly usage charges, and from 0.3% to 0.9% of monthly fees depending on the subscriber’s length of subscription. In addition, dealers are entitled to bonuses ranging from 0.1% to 1.0% of monthly fees based on subscriber satisfaction surveys conducted by KT Freetel.

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

Other Services

We provide various services that extend beyond basic telephone service and data communications service, including:

•	system and network integration services;

•	satellite communications services; and

•	services provided by KTH.

These services accounted for 4.3% of our operating revenues for 2003.

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

From our system and network integration services, we derived revenues of approximately Won 199 billion in 2001, Won 258 billion in 2002 and Won 115 billion in 2003.

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

From our satellite communications services, we derived revenues of approximately Won 101 billion in 2001, Won 124 billion in 2002 and Won 120 billion in 2003.

KTH. KTH is a consolidated subsidiary in which we own a 65.9% interest, and its services include providing on-line content subscription services under the “Hitel” brand name and developing on-line contents for hanmir.com portal site and our Megapass and NESPOT services. In December 2003, we also transferred hanmir.com portal site to KTH. Hitel subscribers can access a variety of content from various third-party content providers, including news articles and information on business, entertainment, sports and other areas. Hitel subscribers also incur local telephone charges when they access the Hitel service using a dial-up modem. KTH’s communication services include e-mail services, instant messenger services, web storage services and exchanges of electronic files.

Revenues and Rates

The table below shows the percentage of our revenues derived from each category of services for each of the years from 2001 through 2003.

	Year Ended December 31,
	2001	2002	2003
Fixed-line telephone services:
Local services	17.2%	17.6%	18.8%
Non-refundable service installation fees	1.5	1.5	0.8
Domestic long-distance service	6.5	6.5	5.8
International long-distance service	3.3	3.2	2.8

Total	28.5	28.8	28.2

Land-to-mobile interconnection	16.9	13.1	12.9
Business and data communications services:
Broadband Internet access service	7.0	9.6	11.7
Leased-line service	7.0	6.4	5.6
Internet-related services(1)	2.5	2.5	3.0
Miscellaneous	1.6	1.3	1.2

Total	18.1	19.8	21.5

PCS service	23.4	25.1	25.9
Sales of goods(2)	7.9	8.3	7.2
Other services(3)	5.2	4.9	4.3

Total operating revenues	100.0%	100.0%	100.0%

(1)	Includes revenues from services provided by Kornet, bizmeka.com and hanmir.com.
(2)	Includes PCS handset sales.
(3)	Includes revenues from system and network integration services, satellite service and KTH.

Fixed-line Telephone Services

Local Telephone Service. Our revenues from local telephone service consist primarily of:

•	installation fees for new lines,

•	monthly basic charges, and

•	monthly usage charges based on the number of call pulses.

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

From April 15, 2001 to December 31, 2003, approximately 11.8 million customers either chose to switch to the new plan or subscribed to our local service. The total refund amount (excluding the non-refundable telephone installation fees retained by us) to customers choosing to switch to the new plan in 2003 amounted to Won 166 billion. As of December 31, 2003, there were 5.5 million subscribers who are enrolled under the pre-existing plan and eligible to switch to the new plan and receive their installation deposit back (less Won 52,000 as described above).

Starting May 1, 2002, we increased our charge for local directory assistance service from Won 80 per call to Won 100.

On April 15, 2001, with the approval of the Ministry of Information and Communication, we lowered the usage charges from Won 45 per pulse (generally three minutes) to Won 39 per pulse while increasing the basic monthly charge as described above.

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

	May 1, 1991		Feb. 10, 1993		Aug. 1, 1994		Dec. 1, 1996		Sept. 1, 1997		Dec. 1, 2000		April 15, 2001		Nov. 1, 2001
Local Usage Charges (per pulse)(2)
Regular service	(Won)	25	(Won)	30	(Won)	40	(Won)	41.6	(Won)	45	(Won)	45	(Won)	39	(Won)	39
Public telephone		20		30		40		40		50		50		50		70
Domestic Long-Distance Service (per three minutes)(3)
Up to 30 km		100		100		40		41.6		45		45		39		39
Up to 100 km		400		360		200		183		172		192		192		261
100 km or longer		900		675		313		277		245		252		252		261

(1)	These charges do not reflect discounts applicable to calls made during off-peak hours or holidays.
(2)	Since January 1, 1990, usage charges for local service in those metropolitan areas subject to measured service have been based on the number of pulses, which are a function of the duration and number of calls, and per pulse rates. Commencing January 1, 1993, measured service applies to all lines in service. A pulse is triggered at the beginning of each local call and every three minutes thereafter from 8:00 a.m. to 9:00 p.m. on weekdays and every 258 seconds thereafter on holidays and from 9:00 p.m. to 8:00 a.m. on weekdays. Before January 1, 1993, in areas not subject to measured service, a pulse was triggered once for each local telephone call, regardless of the length of the call.
(3)	Domestic long-distance calls of up to 30 kilometers are billed on the same basis as local calls described in note (2) above. For domestic long-distance calls in excess of 30 kilometers, a pulse was triggered at the beginning of each call and every 47 seconds (for calls up to 100 kilometers) or every 33 seconds (for calls in excess of 100 kilometers) thereafter. Starting on April 15, 2001, a pulse was triggered at the beginning of each call and every 30 seconds thereafter. Starting on November 1, 2001, a pulse is triggered at the beginning of each call and every 10 seconds thereafter. Rates for domestic long-distance calls in excess of 30 kilometers are currently discounted (by an adjustment in the period between pulses) by 10% on holidays and from 6:00 a.m. to 8:00 a.m. on weekdays, and by 30% from midnight to 6:00 a.m. everyday.

From September 10, 2002 to December 9, 2002, with the approval from the Ministry of Information and Communication, we also offered an optional flat rate plan for our fixed-line telephone service subscribers who had been our customers since August 1, 2001. Under the optional plan, a subscriber who elected to pay the monthly average of local and domestic long-distance usage amounts previously paid by such subscriber from August 1, 2001 to July 31, 2002 plus an extra charge of Won 1,000 to Won 5,000 each month (depending on average usage amount) is able to make unlimited minutes of local and domestic long-distance calls for up to 12 months from the election date. We obtained an approval from the Ministry of Information and Communication to extend the optional flat rate plan for another 12 months for those subscribers who had previously elected to participate. The plan is not renewable at the expiration of the 24-month period unless we obtain another approval from the Ministry of Information and Communication.

The revenues from domestic calls placed from public telephones, which are included in local and domestic long-distance service revenues, as appropriate, were Won 114 billion in 2001, Won 93 billion in 2002 and Won 84 billion in 2003.

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

The net settlement payment rate between U.S. carriers and us was reduced from US$0.355 per minute in 1999 to US$0.255 per minute in 2000 and US$0.190 per minute in 2001, 2002, 2003 and 2004. The reduction in the net settlement payment rates between KT Corporation and U.S. carriers will adversely affect our revenues from international long-distance service unless the reduction in rates can be offset by volume increases.

Effective January 1, 1999, the settlement rate applicable to Japan was reduced from Special Drawing Rights 0.315 per minute to Special Drawing Rights 0.20 per minute. The rate was further reduced to Special Drawing Rights 0.19 per minute effective October 1, 1999. Special Drawing Rights 1.00 was equivalent to US$1.44 on December 31, 2003.

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

Land-to-mobile Interconnection. In December 1997, the Ministry of Information and Communication issued an order setting the interconnection charge calculation method applicable to interconnections with SK Telecom as well as all other mobile service providers. Commencing in 1998, for a call initiated by a landline user to a mobile service subscriber, we collect from the landline user the land-to-mobile usage charge and remit to the mobile service provider a land-to-mobile interconnection charge.

For 2000, our payments to cellular and PCS service providers were calculated by taking the actual costs of carrying a call (“Imputed Costs”) of SK Telecom in 1998 and adjusting for several factors including the call volume of mobile service providers. For 2001, our payments to mobile service providers were calculated by reducing the 2000 per-minute amount applicable to cellular service providers by 7.76% and the 2000 per-minute amount applicable to PCS service providers by 10.75%. On December 12, 2002, the Ministry of Information and Communication issued an order revising the land-to-mobile interconnection charge calculation method applicable beginning January 2002. In addition to taking the actual Imputed Costs of SK Telecom in 2000, the Ministry of Information and Communication took into consideration several factors including the call volume of each mobile service provider in determining interconnection charges we pay per minute to SK Telecom, KT Freetel and LG Telecom. Starting in 2004, the Ministry of Information and Communication announced that it will determine the land-to-mobile interconnection charge by calculating the long-run incremental cost of mobile service providers, taking into consideration technology development and future expected costs. We can give no assurance, however, that the method of calculating the payments will be implemented as planned.

The following table shows the interconnection charges we paid per minute (exclusive of value-added taxes) to cellular and PCS operators for landline to mobile calls in 2001, 2002 and 2003 and which KT Corporation will pay in 2004 under the revised calculation method. The Ministry of Information and Communication is expected to announce the new rates for 2004 in mid-2004.

	2001		2002		2003
SK Telecom	(Won)	63.6	(Won)	45.7	(Won)	41.0
KT Freetel(1)	(Won)	65.7	(Won)	53.5	(Won)	48.0
LG Telecom	(Won)	65.7	(Won)	59.0	(Won)	52.9

(1)	Eliminated in consolidation of financial statements.

The following table shows the usage charge per ten seconds collected from a landline user for a call initiated by a landline user to a mobile service subscriber.

	Effective Starting
	April 1, 2000		May 1, 2002		July 1, 2003
Weekday	(Won)	19.00	(Won)	15.63	(Won)	14.83
Weekend	(Won)	19.00	(Won)	14.81	(Won)	14.00
Evening (1)	(Won)	19.00	(Won)	13.99	(Won)	13.20

(1)	Evening rates are applicable from 12:00 a.m. to 6:00 a.m. everyday.

The charges above have been agreed among the parties involved and confirmed by the Ministry of Information and Communication. In order to compensate for the lack of corresponding decrease in the base usage charge per ten seconds in 2001 and the first four months of 2002 which remained at Won 19.0, we agreed with the Ministry of Information and Communication to offer to landline users ten minutes of free calls per month from May 2002 to December 2002 for calls initiated by a landline user to a mobile service subscriber. In addition, in order to compensate for the lack of corresponding decrease in the base usage charge per ten seconds in the first half of 2003, we agreed with the Ministry of Information and Communication to offer to landline users six minutes of free calls per month from July 2003 to December 2003 for calls initiated by a landline user to a mobile service subscriber. The amounts for 2004 are expected to be confirmed by the Ministry of Information and Communication in mid-2004 after consultation with other government agencies.

We recognize as land-to-mobile interconnection revenue the entire amount of the usage charge collected from the landline user and recognize as expense the amount of interconnection charge paid to the mobile service provider.

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

Mobile-to-land Interconnection. Commencing in 1998, for a call initiated by a mobile service subscriber to a landline user, the mobile service provider collects from its subscriber the mobile-to-land usage charge and remits to us a mobile-to-land interconnection charge based on our Imputed Costs. For 2002 and 2003, payments are calculated by taking our actual Imputed Costs in 2000 and adjusting for call volume. Mobile-to-land interconnection charges we received from mobile service providers were Won 16.2 or Won 20.3 per minute in 2002 and Won 14.9 or Won 19.0 per minute in 2003, depending on location of interconnection. The Ministry of Information and Communication is expected to announce the new rates for 2004 in the fourth quarter of 2004. Starting in 2004, the Ministry of Information and Communication plans to determine the mobile-to-land interconnection charge by calculating our long-run incremental cost, taking into consideration technology development and future expected costs.

Business and Data Communications Services

Broadband Internet Access Service. We offer broadband Internet access service that uses existing telephone lines to provide both voice and data transmission. Our broadband Internet access service revenues accounted for 54.6% of our business and data communications revenues in 2003. The substantial increase in our broadband Internet revenues was primarily due to the increase in our broadband Internet access subscribers from approximately 12,000 as of December 31, 1999 to 5.8 million as of April 30, 2004. We charge customers of broadband Internet services on a monthly fixed-cost basis with no additional time charges. In addition, we charge customers a one time installation fee per site of Won 30,000. The following table summarizes our charges for different broadband Internet services:

	Maximum Speed	Monthly Access Fee(1)
Megapass Special II	20.0 Mbps	(Won)	60,000
Megapass Special I	13.0 Mbps		50,000
Megapass Premium	8.0 Mbps		40,000
Megapass Ntopia	2.5 Mbps		36,000
Megapass Lite	2.0 Mbps		30,000

(1)	We provide discounts of up to 15.0% for mandatory subscription periods ranging from one to three years.

The following table is a comparison of standard rate plans of our competitors:

	Maximum Speed	Initial Installation Fee		Monthly Access Fee
Hana FOS V Dream II (VDSL)	20.0 Mbps	(Won)	30,000	(Won)	56,000
Hana FOS V Dream I (VDSL)	13.0 Mbps		30,000		47,000
Hana FOS V Pro (ADSL)	8.0 Mbps		30,000		38,000
Hana FOS V Pro (Cable)	8.0 Mbps		30,000		34,000
Thrunet VDSL Special	13.0 Mbps		36,000		47,000
Thrunet VDSL Premium	10.0 Mbps		36,000		38,000
Thrunet Cable Internet Premium	10.0 Mbps		36,000		38,000

In addition, the entry of cable television providers that offer HFC-based broadband Internet access services at rates lower than ours has increased competition in the broadband Internet access service market. They typically charge initial installation fee of Won 30,000 and monthly access fee of Won 17,000 to Won 25,000 per month.

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

PCS Services and Handset Sales

Our revenues from PCS service and PCS handset sales are generated through our consolidated subsidiary KT Freetel and our PCS resale service. We derive revenues principally from:

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

The following table is a comparison of the standard rate plan of KT Freetel with the standard rate plans of its competitors as of April 30, 2004:

	Type of Service	Initial Subscription Fee		Monthly Access Fee		Usage Charge per 10 Seconds
KT Freetel(1)	PCS	(Won)	27,272	(Won)	14,000	(Won)	18
LG Telecom	PCS		27,272		13,000		18
SK Telecom(1)	Cellular		50,000		14,000		20

(1)	KT Freetel and SK Telecom also offer ten minutes of free calls each month in their standard rate plans.

Although KT Freetel provides various rate plans, approximately 25% of its subscribers are currently enrolled in the standard rate plan. KT Freetel’s other rate plans include those that offer a specified number of free airtime minutes per month in return for a higher monthly access fee and those that are geared toward business customers. Our competitors also offer similar plans.

In order to promote its PCS services, KT Freetel acquires PCS handsets in bulk for resale to its subscribers. Sales of PCS handsets by KT Freetel amounted to Won 1,032 billion in 2001, Won 1,112 billion in 2002 and Won 875 billion in 2003. KT Freetel and its competitors offered handsets to subscribers at prices that were substantially below the prices at which they purchased the handsets from manufacturers until June 1, 2000 when the Government banned such subsidies.

Investments

We invested Won 60.3 billion in March 2001 for an 18.2% interest in Korea Digital Satellite Broadcasting Co., Ltd., a new affiliate created to offer satellite broadcasting services, and invested an additional Won 82.4 billion in December 2003. KT Corporation currently holds a 27.4% interest, KT Freetel (our 48.1%-owned consolidated subsidiary) holds a 2.4% interest and KT Networks Corporation (our wholly-owned consolidated subsidiary) holds an additional 0.1% interest. We formed a consortium with 51 other companies in June 2000 and obtained the license for satellite broadcasting on December 19, 2000. Other members of the consortium include major television broadcasting companies in Korea, conglomerates, newspaper companies and other media companies as well as manufacturers of equipment for satellite broadcasting. Korea Digital Satellite Broadcasting Company started its broadcasting services called SkyLife in March 2002 and had approximately 1.3 million subscribers as of April 30, 2004. Our satellites are used to provide these services.

From time to time, we may also consider investment opportunities involving acquisitions and strategic relationships. We may acquire controlling interests in companies that we believe possess growth opportunities. We may also make selective minority investments in companies with which we want to form strategic alliances.

Competition

Under the Telecommunications Basic Law and the Telecommunications Business Law, telecommunications service providers in Korea are currently classified into network service providers, value-added service providers and specific service providers. See “Item 4.B. Business Overview—Regulation”.

Network Service Providers

All network service providers in Korea are permitted to set the rates for international or domestic long-distance services on their own without Ministry of Information and Communication approval. Many of our competitors have set their rates lower than ours. Currently, we can compete freely with other providers on the basis of rates in all services except for local rates which require advance Ministry of Information and Communication approval. See “Item 4.B. Business Overview —Regulation”. In all service areas, we also compete by endeavoring to provide superior customer service and superior technical quality, taking advantage of our broad customer base and our ability to provide integrated telecommunication services.

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

Local. The only company licensed to compete with us in the local telecommunications business is Hanaro, whose major shareholders include American International Group Inc. and Newbridge Capital, LLC, and began providing local telephone service in four major cities in 1999. According to statistics published by the Ministry of Information and Communication, as of December 31, 2003, Hanaro had 4.4% of the market for local service in terms of number of subscribers. Although the local usage charge of both Hanaro and us is the same at Won 39 per pulse (generally three minutes), Hanaro’s non-refundable telephone installation charge and basic monthly charge are lower than ours. Hanaro’s customers pay non-refundable telephone installation charge of up to Won 30,000 and pay basic monthly charge of up to Won 4,500, while our customers pay an installation charge of Won 60,000 and basic monthly charge of up to Won 5,200, depending on location.

The Ministry of Information and Communication implemented local number portability in certain regions starting on June 30, 2003 and plans to implement it in Pusan in July 2004 and in Seoul in August 2004, which allows our existing customers to choose a competing local telephone service provider without changing his or her telephone number. This implementation may allow Hanaro to compete more effectively for our existing customers. As of April 30, 2004, 42,678 of our subscribers have switched to Hanaro and 209 subscribers of Hanaro have switched to us.

Domestic Long-Distance. Three companies, DACOM, Onse and Hanaro, are licensed to compete with us in the domestic long-distance market. DACOM began offering domestic long-distance service in January 1996. Currently, DACOM’s rates for domestic long-distance service are approximately 2.8% lower on average than ours. Onse began providing domestic long-distance service in December 1999. Onse’s domestic long-distance rates are up to 4.1% lower than ours depending on the calling area. Onse filed for court receivership in April 2003. Hanaro obtained its domestic long-distance licenses in January 2003, and we expect Hanaro to begin offering this service in July 2004.

The following table shows the market share, in terms of revenue, of us, DACOM and Onse in the domestic long-distance market in terms of revenues estimated by us for the years indicated:

	Market Share (%)
	KT Corporation	DACOM	Onse
2001	85.4	11.0	3.6
2002	85.0	10.6	4.4
2003	84.3	11.5	4.2

International Long-Distance. Four companies, DACOM, Onse, Hanaro and SK Telink, are licensed to compete with us in the international long-distance market. Since its entry into the market for international long-distance service in December 1991, DACOM has obtained a significant share of Korea’s international long-distance business. In 2003, DACOM had 24.0% of the international long-distance market in terms of revenue. Currently, we estimate that DACOM’s rates are at an average discount of 0.6% to ours.

Onse became the third carrier in Korea to provide international long-distance service and commenced service in October 1997. We estimate that Onse’s international rates are currently at an average discount of 4.1% to ours. SK Telink obtained another international-long distance license in June 2003 and began offering this service in November 2003. In addition, Hanaro obtained an international-long distance license in January 2003 and we expect Hanaro to begin offering this service in July 2004.

The following table shows market share, in terms of revenue, of us, DACOM and Onse in the international long-distance market as estimated by us for the years indicated:

	Market Share (%)
	KT Corporation	DACOM	Onse
2001	67.1	21.8	11.1
2002	66.5	22.1	11.4
2003	64.4	24.0	10.6

In addition, the entry of other telecommunications services providers, such as Internet phone service providers and voice resellers, that can offer telecommunications services at rates lower than ours has increased competition in the international long-distance market and adversely affected our revenues and profitability from international long-distance services. See “Item 4.B. Business Overview—Specific Service Providers”.

Business and Data Communications. The Korean broadband Internet access service market has experienced significant growth over the last four years since Korea Thrunet first introduced its HFC-based service in July 1998. Hanaro Telecom entered the broadband market in April 1999 offering both HFC and ADSL services. We entered the market with our ADSL services in June 1999. Dreamline and DACOM followed and introduced their services in late 1999 and early 2000. In addition, the entry of cable television providers that offer HFC-based broadband Internet access services at rates lower than ours has increased competition in the broadband Internet access service market. We expect competition from these service providers to intensify in the future.

The following table presents the number of subscribers and the market shares in terms of subscribers as of April 30, 2004 as announced by the Ministry of Information and Communication:

	Subscribers	Market Share
KT Corporation	5,814,343	50.6%
Hanaro	2,766,253	24.1%
Korea Thrunet	1,293,441	11.3%
Others	1,607,422	14.0%

DACOM had a monopoly on business and data communications services (except for leased-line service) until July 1990, when we were permitted by the Ministry of Information and Communication to compete in this area. We had a monopoly in domestic leased-line service until January 1994, when DACOM was also authorized to provide the same service. We estimate that for the year ended December 31, 2003, we had a market share of 72.3% in domestic leased-line services, Powercomm had a market share of 10.2% and DACOM had a market share of 6.3%.

Mobile Telecommunications. Competition in the mobile telecommunications industry in Korea is intense among cellular service provider SK Telecom and PCS service providers KT Freetel and LG Telecom. As of April 30, 2004, in terms of number of subscribers, we estimate that KT Freetel (including 2.1 million resale subscribers of KT Corporation) had a market share 32.4% of the mobile service market. SK Telecom acquired control of Shinsegi in a series of transactions ending in April 2000, and Shinsegi merged into SK Telecom in January 2002. As of April 30, 2004, SK Telecom had a market share of approximately 52.0% based on the total number of mobile subscribers in Korea.

In January 2003, the Ministry of Information and Communication announced its plan to implement mobile number portability, which would allow mobile telephone service subscribers to switch their mobile service provider while retaining the same mobile phone number. Subscribers who switch service providers must purchase a new handset and may return to the original service provider without paying any penalty within 14 days of the switch. Mobile number portability has been allowed to subscribers of SK Telecom starting in January 2004 and will be allowed to subscribers of KT Freetel and LG Telecom starting July 2004 and January 2005, respectively. Following the implementation of mobile number portability, 553,275 of SK Telecom’s subscribers switched to KT Freetel from January 1, 2004 to April 30, 2004. We expect some of KT Freetel’s current subscribers to switch to SK Telecom and LG Telecom when KT Freetel’s subscribers are able to transfer their existing mobile numbers starting July 1, 2004.

The Ministry of Information and Communication also announced that starting in January 2004, all new subscribers of mobile services and existing subscribers who elect to receive a new mobile number would be given the uniform mobile code of “010” as the first three digits of their mobile numbers without regard to the mobile service provider. The Ministry of Information and Communication is planning to implement the uniform mobile code to all mobile numbers by 2007.

The cellular services provided by SK Telecom and the PCS services provided by the PCS service providers have had a material adverse effect on KT Corporation in terms of the number of subscribers to KT Corporation’s fixed-line telephone services and our revenues from fixed-line telecommunications services. We expect this situation to continue. See “Item 5. Operating and Financial Review and Prospects”.

Value-Added Service Providers

Value-added service providers may commence operations following filing of a report to the Ministry of Information and Communication. The scope of business of a value-added service provider includes specific value-added telecommunications activities (other than services reserved for network service providers), such as data communications using telecommunications facilities leased from network service providers.

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

Foreign Competition

Under the multilateral agreement on basic telecommunications services among the members of the WTO, effective November 27, 1997, the Government of Korea agreed to gradually reduce the restrictions on foreign and individual shareholdings in KT Corporation and other network service providers in Korea. Currently, the Telecommunications Business Law limits aggregate ownership of shares with voting rights in network service providers (including us) by foreign shareholders to 49% of issued shares with voting rights. In addition, the Foreign Investment Promotion Act regulations prohibit a foreign shareholder from being our largest shareholder if such shareholder holds 5% or more of our shares. See “Item 4.B. Business Overview—Regulation—Foreign Investment”. While the WTO Agreement enables us to seek foreign investors and strategic partners and to more easily take advantage of opportunities for investments in overseas telecommunications projects, it may also benefit our competitors and further intensify competition in the domestic market.

Regulation

Under the Telecommunications Basic Law and the Telecommunications Business Law, telecommunications service providers are currently classified into three categories:

•	network service providers, such as us, which typically provide telecommunications services with their own telecommunications networks and related facilities. Their services may include local, domestic long-distance and international long-distance telephone services, mobile communications service, paging service and trunked radio system service;

•	value-added service providers, which provide telecommunications services other than those services specified for network service providers, such as data communications using telecommunications facilities leased from network service providers; and

•	Specific Service Providers, which may occupy a middle ground between network service providers and value-added service providers and are broadly defined by law as telecommunications service providers that provide network services using the telecommunications network facilities or services of network service providers.

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

Rates

Under current regulations implementing the Telecommunications Business Law, a network service provider may set its rates at its discretion, although it must report to the Ministry of Information and Communication the rates and the general terms and conditions for each type of network service provided by it. There is, however, one exception to this general rule: if a network service provider has the largest market share for a specified type of service and its revenue from that service for the previous year exceeds a specific revenue amount set by the

Ministry of Information and Communication, it must obtain prior approval from the Ministry of Information and Communication for the rates and the general terms for that service. Each year the Ministry of Information and Communication designates the service providers and the types of services for which the rates and the general terms must be approved by the Ministry of Information and Communication. In 2003, the Ministry of Information and Communication designated us for local telephone service and SK Telecom for cellular service. The Ministry of Information and Communication, in consultation with the Ministry of Finance and Economy, is required to approve the rates proposed by a network service provider if (1) the proposed rates are appropriate, fair and reasonable and (2) the calculation method for the rates are appropriate and transparent.

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

Other Activities

A network service provider, such as us, must obtain the permission of the Ministry of Information and Communication in order to:

•	engage in businesses other than certain businesses specified in the Presidential Decree under the Telecommunications Business Law such as telecommunications equipment manufacturing business and telecommunications network construction business;

•	change the conditions for its licenses;

•	transfer, terminate, suspend or spin off all or a part of the business for which it is licensed;

•	acquire all or a part of the business of another network service provider; or

•	enter into a merger with another network service provider.

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

The Ministry of Information and Communication may also recommend to network service providers that they invest a percentage of their total annual revenues in research and development or that they contribute to telecommunications research institutes in Korea. In addition, since January 2000, all network service providers (other than regional paging service providers) are obligated to contribute toward the supply of “universal”

telecommunications services in Korea. Telecommunications service providers designated as “universal service providers” by the Ministry of Information and Communication are required to provide universal telecommunications services such as local services, local public telephone services, telecommunications services for remote islands and wireless communication services for ships. We have been designated as a universal service provider. The costs and losses recognized by universal service providers in connection with providing these universal telecommunications services will be shared on an annual basis by all network service providers (other than regional paging service providers), including us, on a pro rata basis based on their respective net annual revenue calculated pursuant to a formula set by the Ministry of Information and Communication.

Due to the amendment of the Telecommunication Business Law, effective April 9, 2001, a network service provider must permit other network service providers to co-use wirelines connecting the switching equipment to end-users, upon the request of such other telecommunication service providers. In addition, a network service provider may permit other network service providers to co-use its wireless communication systems upon the request of any of such other network service providers. The compensation method for the co-use must be determined by the Ministry of Information and Communication and be settled, by fair and proper methods.

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

Foreign Investment

The Telecommunications Business Law restricts the ownership and control of network service providers by foreign shareholders. Foreigners, foreign governments and “foreign invested companies” may not own more than 49% of the issued shares with voting rights of a network service provider, including us, and a foreign shareholder may not become our largest shareholder. For purposes of the Telecommunications Business Law, the term “foreign invested company” means a company in which foreigners and foreign governments hold 15% or more shares with voting rights in the aggregate and a foreigner or a foreign government is the largest shareholder, provided, however, that such company will not be counted as a foreign shareholder for the purposes of the above-referenced 49% limit if it holds less than 1% of our total issued and outstanding Shares with voting rights. As of December 31, 2003, 45.5% of our common shares were owned by foreign investors. There is no restriction on foreign ownership for specific service providers and value-added service providers. In the event that a network service provider violates the shareholding restrictions, its shareholders cannot exercise voting rights for their shares in excess of such limitation, and the Ministry of Information and Communication may require corrective measures be taken to comply with the ownership restrictions.

Individual Shareholding Limit

In January 1999, the Government amended the Privatization Law and raised the ceiling on individual shareholdings from 7% to 15%. Accordingly, our articles of incorporation had provided for an individual shareholding limit of 15%. However, with the completion of the disposition of the Government’s ownership interest in us in May 2002, the Privatization Law ceased to apply to us after the general shareholders’ meeting held in August 2002 and such ceiling on individual shareholding specified in the articles of incorporation has been eliminated. See “Item 10. Additional Information—Item 10.B. Memorandum and Articles of Incorporation—Limitation on Shareholding”.

Relationship with the Government

Government as Shareholder

Before 1993, the Government owned all of our shares. Since 1993, the Government has gradually reduced its ownership and completed the disposition of its ownership interest in us in May 2002.

Government as Regulator

Under Korean law, the Government, primarily through the Ministry of Information and Communication, has authority to regulate all aspects of our activities. Currently, our telecommunications rates for local telephone service are subject to Ministry of Information and Communication’s approval. See “Item 4.B. Business Overview—Regulation”. The form of our standard agreement for providing local network service and each of our agreements for interconnection with other service providers are also subject to the Ministry of Information and Communication’s approval. In addition, we are required to furnish reports relating to our business and affairs to the Ministry of Information and Communication and from time to time consult with Ministry of Information and Communication officials on these matters. See “Item 4.B. Business Overview—Regulation”.

Government as Customer

The Government purchases services from us on an arm’s-length basis. The rates charged to the Government for our services are the same as those charged to the public.

Contributions to Government

We make contributions to the Ministry of Information and Communication, primarily to its Information and Telecommunication Improvement Fund. Our contributions amounted to Won 97 billion in 2001, Won 69 billion in 2002 and Won 63 billion in 2003. See Note 30 to the Consolidated Financial Statements.

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

The following table shows the dates, the number of shares sold in each series of share sales by the Government:

Number of Shares Sold
November 9, 1993(1)	5,723,470
April 19, 1994	14,283,020
November 10, 1994(2)	8,752,480
October 14, 1996	152,000
November 12, 1996(3)	3,648,800
November 29, 1996	9,565,440
December 12, 1996(4)	6,920,000
May 28, 1999	20,813,311
February 20, 2001	3,330,640
July 2, 2001	55,502,161
January 4, 2002(5)	36,770,183
May 23 and 24, 2002(6)	70,859,544

(1)	Not including 5,758,200 shares and 17,309,330 shares sold to our employee stock ownership association and the National Pension Corporation.
(2)	Not including 5,760,000 shares sold to our employee stock ownership association.
(3)	Not including 3,324,000 shares sold to our employee stock ownership association.
(4)	Not including 1,730,000 shares sold to our employee stock ownership association.
(5)	We purchased these shares from the Government as treasury shares, of which 27,404,193 shares have been reserved in connection with our convertible notes offering to foreign investors in January 2002.
(6)	Not including 17,714,885 shares sold to our employee stock ownership association. The Government sold 33,618,983 shares to domestic strategic investors, 6,931,690 shares to institutional investors and 6,784,479 shares to individual investors in the May 2002 domestic public offering. In addition, we purchased 23,524,392 shares from the Government as treasury shares in connection with our domestic convertible bond offering in May 2002.

Under the Korea Telecom Act and the Government-Invested Enterprises Management Basic Act the Government had a greater control over our business and affairs. Effective October 1, 1997, the Korea Telecom Act was repealed and the Government-Invested Enterprises Management Basic Act became inapplicable to us. As a result, we became a corporation (chusik hoesa) under the Commercial Code, and our corporate organization and shareholders’ rights were governed by the Privatization Law and the Commercial Code. Among other things, we began to exercise greater autonomy in setting our annual budget and making investments within the telecommunications industry, and our directors, who used to be appointed by the Government under the Korea Telecom Act, are now elected by our shareholders. See “Item 6. Directors, Senior Management and Employees”. With the completion of disposition of the Government’s ownership interest in us in May 2002, the Privatization Law ceased to apply to us after the general shareholders’ meeting in August 2002.

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

Item 4.C. Organizational Structure

These matters are discussed under Item 4.B. where relevant.

Item 4.D. Property, Plants and Equipment

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

All of our exchanges are fully automatic. We completed replacement of all electromechanical analog exchanges with digital exchanges on June 9, 2003 in order to provide higher speed and larger volume services. We had 25.2 million lines connected to local exchanges and 2.1 million lines connected to toll exchanges as of December 31, 2003.

Access Lines

As of December 31, 2003, we had 25.2 million access lines installed, which allow us to reach virtually all homes and businesses in Korea. As part of our broadband deployment strategy, we have upgraded many of our access lines by equipping them with broadband capability using ADSL and VDSL technology. As of December 31, 2003, we had approximately 5.6 million broadband lines that enable us to deliver high-speed Internet access and multimedia content to our customers.

Domestic Backbone

Our domestic fiber network consisted of 128,478 kilometers of fiber as of December 31, 2003. Our network is based on a synchronous digital hierarchy (SDH) architecture, which allows for instantaneous re-routing and reduced failure in the event of a fiber cut. In addition, SDH offers better reliability and performance for optical fiber transmission at a lower operating cost. In certain parts of our SDH network we have installed dense wavelength division multiplexing (DWDM) equipment. DWDM technology allows the combination of data from multiple signals on an optical fiber by carrying each signal on a separate wavelength, and hence substantially improving bandwidth efficiency.

Our extensive domestic long-distance network is supplemented by our fully digital domestic microwave network, which consists of 56 relay sites and 6 satellite earth stations.

International Long-Distance Network

Our international long-distance network infrastructure consists of both submarine cables and satellite transmission systems, which link our national network directly to 109 telecommunications service providers in 77 international destinations.

International calls are routed between Korea and international destinations through our four international switching centers, two of which are located in Seoul, while the other two are located in Daejun and Pusan. Each center had four international gateway switches with a combined simultaneous call capacity of 52,050 as of December 31, 2003.

In order to supplement the capacity of our cable and microwave networks and enhance our domestic long-distance and broadcasting services, we operate two telecommunications satellites, Koreasat II and III, launched in 1996 and 1999, respectively. The two satellites are due to reach the end of their normal operational lives in 2007 and 2015, respectively. We are planning to launch Koreasat V in May 2006 to replace Koreasat II. Koreasat V will be a telecommunication satellite with 24 transponders and an expected useful life of approximately 15 years. See “Item 4.B. Business Overview—Other Telecommunications Services”.

Personal Communication Services (PCS) Networks

Our PCS network architecture includes the following components:

•	cell sites, which are physical locations equipped with base transceiver stations consisting of transmitters, receivers and other equipment used to communicate through radio channels with subscribers’ mobile telephone handsets within the range of a cell;

•	base station controllers, which connect to and control, the base transceiver stations;

•	mobile switching centers, which in turn control the base station controllers and the routing of telephone calls; and

•	transmission lines, which connect the mobile switching centers, base station controllers, base transceiver stations and the public switched telephone network.

The following table lists selected information regarding PCS networks of KT Freetel as of December 31, 2003.

Mobile switching centers	59
Base station controllers	441
Base transceiver stations	9,286
Indoor and outdoor repeaters	169,514
Total capacity (millions)	20.7
Population coverage of 2.0 generation network	98%
Population coverage of 2.5 generation network	84%
Population coverage of 3.0 generation (IMT-2000) network	27%

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

We have been upgrading our digital networks to provide 2.5 generation multimedia services. Toward this effort, we have installed 2,557 IS-95C base transceiver stations as of December 31, 2003. Starting in February 2002, we have also installed 2,132 EV-DO base transceiver stations as of December 31, 2003, and we expect to install an additional 607 EV-DO base transceiver stations in 2004. We launched our 2.5 generation services in May 2001 and currently have population coverage of 84%. We launched test service of our 3.0 generation service (IMT-2000) in December 2003 in metropolitan Seoul and parts of Gyunggi Province, and KT Freetel is planning to offer IMT-2000 service in 45 cities by December 2005, subject to market conditions and service demand.

International Submarine Cable Networks

International long-distance traffic is handled by telecommunications satellites and submarine cables. Because of the high cost of laying a submarine cable, the usual practice is for multiple carriers to jointly commission a new cable and share the costs and the capacity.

We own interests in several international fiber optic submarine cable networks, including:

•	a 20.9% interest in the 1,762-kilometer R-J-K fiber optic submarine cable network connecting Korea, Japan and Russia, completed in January 1995;

•	a 38.9% interest in the 549-kilometer C-K-C fiber optic submarine cable network connecting Korea with China, completed in January 1996;

•	a 2.3% interest in the 12,083-kilometer Asia Pacific Cable Network connecting Korea, Japan and Hong Kong with six Southeast Asian countries and Australia, completed in January 1997;

•	a 1.4% interest in the 29,000-kilometer Fiber Optic Link Around the Globe network connecting Korea, Southeast Asia, the Middle East and Europe, completed in April 1997;

•	a 2.0% interest in the 39,000-kilometer Southeast Asia-Middle East-Western Europe 3 Cable Network linking 34 countries, completed in December 1999;

•	a 6.7% interest in the 30,444-kilometer China-U.S. Cable Network linking Korea, China, Japan, Taiwan and the United States, completed in January 2000;

•	a 4.0% interest in the 19,000-kilometer Asia Pacific Cable Network 2 connecting Korea, China, Japan, Taiwan, Hong Kong, Philippines, Singapore and Malaysia, to be completed in September 2001; and

•	a 20.0% interest in the 500-kilometer Korea-Japan Cable Network linking Korea and Japan, completed in March 2002.

We have also invested in 19 other international fiber optic submarine cables around the world.

Item 5. Operating and Financial Review and Prospects

Overview

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

Historically, our revenues were derived principally from fixed-line telephone services which consist of local, domestic long-distance and international long-distance services. In recent years we have been deriving an increasing portion of our operating revenues from business and data communications services (including broadband Internet access and leased-line services), PCS service, land-to-mobile interconnection and other telecommunications services. The principal factors affecting our operating revenues from these services have been our rates for, and the volume of, usage of these services. For information on rates we charge for telephone services, see “Item 4. Information on the Company—Item 4.B. Business Overview—Revenues and Rates”.

The following table shows, for each of the years in the three-year period ended December 31, 2003, our operating revenues, expenses and operating income, and each amount as a percentage of total operating revenues.

	Year Ended December 31,
	2001			2002			2003
	(in billions of Won)		(percentage of total operating revenues)	(in billions of Won)		(percentage of total operating revenues)	(in billions of Won)		(percentage of total operating revenues)
Operating revenues:
Fixed-line telephone services:
Local service	(Won)	2,750	17.2%	(Won)	2,897	17.6%	(Won)	3,026	18.8%
Non-refundable service installation fees		233	1.5		251	1.5		125	0.8
Domestic long-distance service		1,046	6.5		1,061	6.5		932	5.8
International long-distance service		535	3.3		534	3.2		451	2.8

Sub-total		4,564	28.5		4,743	28.8		4,534	28.2

Land-to-mobile interconnection		2,698	16.9		2,152	13.1		2,075	12.9
Business and data communications services:
Broadband Internet access service		1,116	7.0		1,572	9.6		1,885	11.7
Leased-line service		1,116	7.0		1,054	6.4		900	5.6
Internet-related services		392	2.5		418	2.5		485	3.0
Miscellaneous		260	1.6		208	1.3		184	1.2

Sub-total		2,884	18.1		3,252	19.8		3,454	21.5

PCS service		3,735	23.4		4,127	25.1		4,164	25.9
Sales of goods		1,256	7.9		1,367	8.3		1,154	7.2
Others:
System and network integration services		199	1.2		258	1.6		115	0.7
Satellite service		101	0.6		124	0.8		120	0.8
Miscellaneous		541	3.4		414	2.5		452	2.8

Sub-total		841	5.2		796	4.9		687	4.3

Total operating revenues		15,978	100.0		16,437	100.0		16,068	100.0

Operating expenses:
Salaries and related costs		2,960	18.5		3,089	18.8		3,710	23.1
Depreciation and amortization		4,010	25.1		3,797	23.1		3,757	23.4
Other operating and maintenance(1)		7,032	44.0		7,170	43.6		6,778	42.2
Total operating expenses		14,002	87.6		14,056	85.5		14,245	88.7
Operating income		1,976	12.4%		2,381	14.5%		1,823	11.3%

(1)	For a breakdown of other operating and maintenance expenses, see “Item 5.A.Operating Results—Other Operating and Maintenance Expenses”.

We have two reportable operating segments—a wireline communications segment and a PCS services segment. Wireline communications include all services provided to fixed-line customers, including local, domestic long-distance and international long-distance telephone service, interconnection service, and business and data communications services, including broadband Internet access service and leased-line service. The revenues for the PCS services segment include sales of PCS handsets. Our operations such as submarine cable construction and group telephone management that are provided by some of our consolidated subsidiaries are included in the “Miscellaneous” segment under Note 2(ag) to the Consolidated Financial Statements. The revenues from the “Miscellaneous” segment are included in “Other” in the above table.

One of the major factors contributing to our historical performance was the growth of the Korean economy, and our future performance will depend at least in part on the Republic’s general economic growth and prospects. For a description of recent developments that have had and may continue to have an adverse effect on our results of operations and financial condition, see “Item 3. Key Information—Item 3.D. Risk Factors—If economic conditions in Korea deteriorate, our current business and future growth could be materially and adversely affected”. A number of other developments have had a material impact on our results of operations, financial condition and capital expenditures. These developments include:

•	developing and implementing IMT-2000 services;

•	stock swap transactions with SK Telecom;

•	employee reductions and changes in severance and retirement benefits;

•	a change in the rate structure for land-to-mobile interconnection;

•	changes in the rate structure for local, domestic long-distance and international long-distance telephone services;

•	changes in the telephone installation charge system that have resulted and will continue to result in our having to make refunds of deposits; and

•	a change in the telephone tax system.

As a result of these changes, our financial results in the past may not be indicative of future results or trends in those results.

Developing IMT-2000 Services

We acquired the right to purchase one of three licenses to provide IMT-2000 services on December 15, 2000, as a member of a consortium of companies including KT Corporation and KT Freetel. In March 2001, KT ICOM, a company created by the consortium to offer IMT-2000 services, paid half of the Won 1.3 trillion license fee payable to the Ministry of Information and Communication. KT ICOM subsequently merged into KT Freetel on March 6, 2003 in a stock-for-stock transaction. KT Freetel will pay the remaining Won 650 billion over a period of five years starting in 2007 as follows: Won 90 billion in 2007, Won 110 billion in 2008, Won 130 billion in 2009, Won 150 billion in 2010 and Won 170 billion in 2011. The Ministry of Information and Communication also charges interest rates of three-year Government bonds minus 0.75% on these amounts until they are paid, which are currently accruing.

IMT-2000 presents risks and challenges to our business, any or all of which if realized or not addressed may have a material adverse effect on our financial condition and results of operations. Specifically, IMT-2000 is a new and developing technology. New content, solutions and network must be developed for IMT-2000. We expect KT Freetel to leverage its existing PCS network and 2.5-generation technology to minimize its capital expenditures and other costs related to developing IMT-2000 services. However, we believe KT Freetel will still require significant amounts of research and development and capital expenditures to build out its IMT-2000 network. KT Freetel began test service of its IMT-2000 services in metropolitan Seoul and parts of Gyunggi Province in December 2003, and KT Freetel is planning to offer IMT-2000 services in 45 cities by December 2005. KT Freetel and its competitors may, however, delay the nationwide roll-out of third-generation services if there are unfavorable market conditions and weak service demand.

Stock Swap Transactions with SK Telecom

SK Telecom and we agreed to an equity swap on December 20, 2002, under which each company agreed to sell to the other all of the equity ownership in the other. Accordingly, on December 30, 2002 and January 10, 2003, we exchanged an aggregate of 8,266,923 shares of SK Telecom, or a 9.3% interest in SK Telecom, for an aggregate of 29,808,333 of our shares previously owned by SK Telecom plus Won 335 billion in cash. We recognized a gain on the disposition of the shares of SK Telecom in the amount of Won 908 billion in 2002 and Won 775 billion in 2003. As a result of the stock swap transactions with SK Telecom, we no longer own any interest in SK Telecom.

Employee Reductions and Changes in Severance and Retirement Benefits

In 2001, we reduced our workforce by 1,389 employees under a voluntary early retirement program. The aggregate amount of retirement and severance benefits paid in 2001 was approximately Won 87 billion (including Won 13 billion of normal retirement and severance benefits). In 2002, we implemented another voluntary early retirement program under which a total of 166 employees retired. The aggregate amount of retirement and severance benefits paid in 2002 was approximately Won 19 billion (including Won 3 billion of normal retirement and severance benefits). In 2003, we implemented another voluntary retirement program under which a total of 5,497 employees retired. The aggregate amount of retirement and severance benefits paid in 2003 was approximately Won 942 billion (including Won 111 billion of normal retirement and severance benefits). See “Item 6. Directors, Senior Management and Employees—Item 6.D Employees—The Voluntary Early Retirement Programs” and Note 16 to the Consolidated Financial Statements.

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

A Change in the Rate Structure for Land-to-mobile Interconnection

On December 12, 2002, the Ministry of Information and Communication issued an order revising the interconnection charge calculation method applicable beginning January 2002. On December 12, 2002, the Ministry of Information and Communication issued another order lowering the base usage charge collected from a landline user for a call initiated by a landline user to a mobile service subscriber. As a result, the base usage charge per ten seconds collected from a landline user for a call initiated by a landline user to a mobile service subscriber on a weekday decreased from Won 19.00 as of April 1, 2000 to Won 14.83 as of July 1, 2003. The interconnection charge we pay per minute (exclusive of value-added taxes) to SK Telecom, KT Freetel and LG Telecom decreased from Won 63.6, Won 65.7 and Won 65.7 in 2001 to Won 45.7, Won 53.5 and Won 59.0 in 2002, respectively. These rates further decreased to Won 41.0, Won 48.0 and Won 52.9 in 2003. We expect these changes in the rate structure to have a negative impact on our land-to-mobile interconnection revenues and profits. Revenues from land-to-mobile interconnection accounted for 12.9% of our operating revenues in 2003, compared to 13.1% in 2002. See “Item 4. Information on the Company—Item 4.B. Business Overview—Revenues and Rates—Interconnection”.

Changes in the Rate Structure for Local, Domestic Long-distance and International Long-distance Telephone Services

On April 15, 2001, with the approval from the Ministry of Information and Communication, we changed the rate structure for our local telephone service which applies to all our customers. We lowered usage charges from Won 45 per pulse (generally three minutes) to Won 39 per pulse while increasing the basic monthly charge from the previous range of Won 1,500 to Won 4,000 to the new range of Won 2,500 to Won 5,200, depending on location. Such adjustment in the rate structure has had a positive effect on our financial condition by increasing the portion of fixed income and stabilizing our cash flow. In addition, because the growing use of mobile telecommunications services has decreased the usage of our fixed-line telephone services, we believe we are able to maximize our revenues from fixed-line telephone services by adjusting the rate structure so as to increase our basic monthly charges. Revenues from local telephone service were Won 3,026 billion in 2003, compared to Won 2,750 billion in 2001. See “Item 4. Information on the Company—Item 4.B. Business Overview—Revenues and Rates—Fixed-line Telephone Services”.

From September 10, 2002 to December 9, 2002, with the approval from the Ministry of Information and Communication, we also offered an optional flat rate plan for our fixed-line telephone service subscribers who had been our customers since August 1, 2001. Under the optional plan, a subscriber who elected to pay the monthly average of local and domestic long-distance usage amounts previously paid by such subscriber from August 1, 2001 to July 31, 2002 plus an extra charge of Won 1,000 to Won 5,000 each month (depending on average usage amount) is able to make unlimited minutes of local and domestic long-distance calls for up to 12 months from the election date. We obtained an approval from the Ministry of Information and Communication to extend the optional flat rate plan for another 12 months for those subscribers who had previously elected to participate. The plan is not renewable at the expiration of the 24-month period unless we obtain another approval from the Ministry of Information and Communication. Such optional flat rate plan has increased the portion of fixed income and stabilized our cash flow. See “Item 4. Information on the Company—Item 4.B. Business Overview—Revenues and Rates—Domestic Long-distance Telephone Service.”

Starting March 10, 2003, we changed the rate structure for our international long-distance telephone service. We lowered our international long-distance rates applicable to most countries while decreasing the discounted hours during weekdays from 12 hours to 6 hours and on Saturdays from 16 hours to 6 hours and the discount rates applicable during these hours from 30% to 10%. Our normal rates for international long-distance calls to the United States, Japan and China decreased by 60%, 18% and 22%, respectively. We expect such adjustment in the rate structure to have a negative effect on our revenues from international long-distance service. Revenues from international long-distance service accounted for 2.8% of our operating revenues in 2003, compared to 3.2% in 2002. See “Item 4. Information on the Company—Item 4.B. Business Overview—Revenues and Rates—International Long-distance Service.

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

Starting on April 15, 2001, we implemented a new telephone installation charge system as part of our adjustment in the rate structure for local telephone services described above. New customers who did not previously subscribe to our local services no longer have the option to choose the pre-existing plan and must pay a Won 60,000 non-refundable installation fee (including value added tax). Our existing customers who are enrolled in the pre-existing plan may switch to the new plan and receive the telephone installation deposit (less Won 52,000, reflecting the Won 60,000 non-refundable installation fee under the new plan minus the Won 8,000 non-refundable installation fee paid under the pre-existing plan). Our existing customers who enrolled under the second plan cannot switch to the new plan. These telephone installation fees are recognized as revenues. See “Item 4. Information on the Company—Item 4.B. Business Overview—Revenues and Rates—Fixed-line Telephone Services”.

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

Taxes we collect from our customers are remitted by us to the Korean tax authorities. We also record revenues in our financial statements net of such taxes. Effective from September 1, 2001, value added tax we collect from our customers can be offset against value added tax refundable to us by the Korean tax authorities. The total amount of value added tax refunded to us by the Korean tax authorities was Won 123 billion in 2002 and Won 60 billion in 2003.

Critical Accounting Policies

The following discussion and analysis is based on our consolidated financial statements, which have been prepared in accordance with Korean GAAP. Korean GAAP varies in certain significant respects from accounting principles generally accepted in the United States of America. We have summarized these differences and their effect on our stockholders’ equity as of December 31, 2002 and 2003 and the results of our operations for each of the years in the three-year period ended December 31, 2003, in Note 34 to the Consolidated Financial Statements.

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

These critical accounting policies include:

•	Allowances for doubtful accounts;

•	Useful lives of property, plant and equipment;

•	Impairment of long-lived assets including the IMT-2000 frequency usage right;

•	Impairment of investment securities; and

•	Income taxes

Allowances for doubtful accounts

Allowance for doubtful accounts is our best estimate of the amount of probable credit losses in our existing notes and accounts receivable. We determine the allowance for doubtful notes and accounts receivable based on an analysis of portfolio quality and historical write-off experience. Account balances are charged off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote.

Changes in the allowances for doubtful accounts for each of the years in the three-year period ended December 31, 2003 are summarized as follows:

	2001		2002		2003
	(in millions of Won)
Balance at beginning of year	(Won)	241,272	(Won)	330,345	(Won)	430,066
Increase due to the changes of consolidated subsidiaries		—		483		65
Provision		162,655		194,288		363,774
Write-offs		(73,582)		(95,050)		(147,632)

Balance at end of year	(Won)	330,345	(Won)	430,066	(Won)	646,273

If economic or specific industry trends change, we would adjust our allowances for doubtful accounts by recording additional expense or benefit. Our study shows that a 5% decrease or increase in the historical write-off experience would increase or decrease the provision for doubtful accounts by approximately Won 50 billion.

Useful lives of property, plant and equipment

Property, plant and equipment are depreciated based on the useful lives disclosed in Notes 2(h) to the Consolidated Financial Statements. Generally, the useful lives are estimated at the time the asset is acquired and are based on historical experience with similar assets as well as taking into account anticipated technological or other changes. In certain cases and as permitted under Korean GAAP, those useful lives used for accounting purpose are different from the estimated economic lives of the related asset. In addition, the estimated lives of certain other assets, including underground access to cable tunnels, and concrete and steel telephone poles are based on rates established by a ruling by the Korean National Tax Service (which is also applicable under Korean GAAP). If technological changes were to occur more rapidly than anticipated or in a different form than anticipated, the useful lives assigned to these assets may need to be shortened, resulting in the recognition of increased depreciation expense in future periods. A decrease in useful life by one year would result in an increase of depreciation expense of approximately Won 361 billion.

Impairment of long-lived assets including the IMT-2000 frequency usage right

Long-lived assets generally consist of property, plant and equipment and intangible assets. We review long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. In addition, we evaluate our long-lived assets for impairment each year as part of our annual forecasting process. An impairment loss would be considered when estimated undiscounted future net cash flow expected to result from the use of the asset and its eventual disposition are less than its carrying amount. If such assets are considered to be impaired, the impairment to be recognized is measured as the amount by which the carrying amount of the assets exceeds the fair value of the assets.

Our intangible assets include the IMT-2000 frequency usage right, which has a contractual life of 15 years and will be amortized commencing on the date commercial service is initiated through the end of its contractual life. We started to amortize this frequency usage right on December 1, 2003. Because IMT-2000 presents risks and challenges to our business, any or all of which, if realized or not properly addressed, may have a material adverse effect on our financial condition and results of operations, we review the IMT-2000 frequency usage right for impairment on an annual basis. In connection with our review, we utilize the estimated long-term revenue and cash flow forecasts developed as part of our planning process and assumptions on terminal value. The use of different assumptions within our cash flow model could result in different amounts for the IMT-2000 frequency usage right. The results of our review using the testing method described above did not indicate any need to impair the IMT-2000 frequency usage right for 2003.

Impairment of investment securities

For investments in companies, whether or not publicly held, that are not controlled, but under our significant influence, we utilize the equity method of accounting. Under the equity method of accounting, our initial investment is recorded at cost and is subsequently increased to reflect our share of the investee income and reduced to reflect our share of the investee losses or dividends received. Any excess in our acquisition cost over our share of the investee’s identifiable net assets is generally recorded as goodwill or other intangibles and amortized by the straight-line method over the estimated useful life. The amortization of goodwill is recorded against the equity income (losses) of affiliates.

Under U.S. GAAP, when events or circumstances indicate that the carrying amount of an investment may not be recoverable, we review the investment for other-than-temporary impairment. As part of this review, the investee’s operating results, net asset value and future performance forecasts as well as general market conditions are taken into consideration. If we believe, based on this review, that the market value of our investment may realistically be expected to recover, the loss will continue to be classified as temporary. If economic or specific industry trends worsen beyond our estimates, valuation losses previously determined to be recoverable may need to be charged as a valuation loss in equity income (losses) of affiliates.

Significant management judgment is involved in the evaluation of declines in value of individual investments. The estimates and assumptions used by management to evaluate declines in value can be impacted by many factors, such as the financial condition, earnings capacity and near-term prospects of the company in which we have invested and, for publicly-traded securities, the length of time and the extent to which fair value has been less than cost. The evaluation of these investments is also subject to the overall condition of the economy and its impact on the capital markets.

We currently own 48.1% of KT Freetel, and owned 46.9% as of December 31, 2003. Under Korean GAAP, an entity is required to be consolidated with the holding entity if the holding entity is the largest shareholder of the entity and owns more than 30% of the entity’s equity. Accordingly, we consolidate KT Freetel under Korean GAAP. However, under U.S. GAAP, KT Freetel is accounted for as an investment under the equity method of accounting.

KT Freetel is a publicly held company which trades on the Korea Stock Exchange. Using the testing method described above, in considering whether our investment in KT Freetel is other-than-temporarily impaired, we compare the closing price of the KT Freetel shares compared to our carrying value.

For the years ended December 31, 2002 and 2003, we recognized an impairment loss amounting to Won 663 billion and Won 790 billion, respectively, relating to KT Freetel under U.S.GAAP, principally due to our conclusion that the decline of the KT Freetel stock price merited such an impairment.

If the quoted market value of KT Freetel continues to decline, we may be required to record additional impairment losses.

Income Taxes

We are required to estimate the amount of tax payable or refundable for the current year and the deferred income tax liabilities and assets for the future tax consequences of events that have been reflected in our financial statements or tax returns. This process requires management to make assessments regarding the timing and probability of the ultimate tax impact. Actual income taxes could vary from these estimates due to future changes in income tax law or unpredicted results from the final determination of each year’s liability by taxing authorities.

We believe that the accounting estimate related to establishing tax valuation allowances is a “critical accounting estimate” because: (1) it requires management to make assessments about the timing of future events, including the probability of expected future taxable income and available tax planning opportunities, and (2) the impact that changes in actual performance versus these estimates could have on the realization of tax benefits as reported in our results of operations could be material. Management’s assumptions require significant judgment because actual performance has fluctuated in the past and may continue to do so.

In 2001, KT M.com merged with and into KT Freetel. As a result of KT M.com’s operating performance in 2001 as well as a change in tax regulations, KT Freetel was able to utilize KT M.com’s loss carryforward in the amount of Won 97 billion in 2001, Won 151 billion in 2002 and Won 136 billion in 2003. However, KT Freetel, having concluded that it is not probable that the tax benefit of the loss carryforward generated by KT M.com could be realized in future years, did not recognize a deferred income tax asset related to KT M.com’s remaining loss carryforwards of Won 290 billion as of December 31, 2003, which will expire through 2005. The utilization of remaining loss carryforwards is dependent on whether or not KT M.com’s operating businesses in KT Freetel would be able to generate a profit in future years.

During 2003, having concluded that it is not probable that we would be able to realize the tax benefit of our equity in losses of affiliates within the near future, mainly from KT Freetel’s goodwill amortization expense, we wrote off the related deferred income tax assets in the amount of Won 134 billion by taking a charge to deferred income tax expense under Korean GAAP. However, under U.S. GAAP, we did not recognize valuation allowance. For an investment in an equity method investee, there is no prescribed time limit with respect to the realization of a deferred tax asset, provided that the tax basis exceeds its book basis under U.S. GAAP.

Item 5.A. Operating Results

Fixed-line Telephone Service Revenues

Local Service Revenues. Local service revenues include basic monthly charges and monthly usage charges from local telephone service and revenues from other value-added services, including local telephone directory assistance, call waiting and caller identification services. In addition, we charge interconnection fees to Hanaro and mobile service providers whenever Hanaro and mobile service providers use our network in providing their local services. Basic monthly charges vary depending on the location of the customer and the telephone installation charge system selected by the customer, and monthly usage charges are based on the number of call pulses. All lines in service are subject to measured service under which call pulses are a function of the number of calls made, each call’s duration and the time of day at which each call is made. Revenues from local calls placed from public telephones are also included in local service revenues. After the implementation of the new rate structure in 2001, revenues from local service increased from Won 2,750 billion in 2001 to Won 3,026 billion in 2003.

Service revenues from local service vary principally depending on the number of lines in service, the number of new lines placed in service, rates and the volume of calls.

In 2002, we had local service revenues of Won 2,897 billion, representing an increase of 5.3% compared to 2001 local service revenues of Won 2,750 billion. The increase in local service revenues in 2002 was due principally to a change in the rate structure for our local telephone service and, to a lesser extent, to the implementation of our optional flat rate plan in the last quarter of 2002, which had a positive effect on our financial condition by increasing the portion of fixed income and stabilizing our cash flow, and a 2.0% increase in lines in service as of December 31, 2002 compared to December 31, 2001. See “—Overview—Changes in the Rate Structure for Local, Domestic Long-distance and International Long-distance Telephone Services”. These effects more than offset the effect of a 13.3% decrease in the number of local call pulses in 2002 compared to 2001 which were attributable principally to the continued increase in usage of mobile telephone services and the Internet.

In 2003, we had local service revenues of Won 3,026 billion, representing an increase of 4.5% compared to 2002 local service revenues of Won 2,897 billion. The increase in local service revenues in 2003 was due principally to the implementation of our optional flat rate plan, which more than offset a 12.1% decrease in the number of local call pulses in 2003 compared to 2002 attributable principally to the continued increase in usage of mobile telephone services and the Internet.

Non-refundable Service Installation Fee. Prior to April 15, 2001, we recognized as revenue the non-refundable service installation fee paid by customers who had chosen an alternative plan instead of the pre-existing plan. Starting on April 15, 2001, we implemented a new telephone installation charge system, pursuant to which new customers who did not previously subscribe to our local service no longer have the option to choose the pre-existing plan and must pay a Won 60,000 non-refundable installation fee. We also recognize such non-refundable installation fee as revenue. See “Item 4. Information on the Company—Item 4.B. Business Overview—Revenues and Rates—Fixed-line Telephone Services”. We recognized as revenue Won 233 billion in non-refundable service installation fees in 2001, Won 251 billion in 2002 and Won 125 billion in 2003.

Domestic Long-distance Revenues. Service revenues from domestic long-distance service depend on rates, the number of call minutes, and the distance and the time of day each call is made. In addition, we charge interconnection fees to DACOM, Onse, mobile service providers and voice resellers whenever they use our network in providing their domestic long-distance services. Domestic long-distance revenues include revenues from domestic long-distance calls placed from public telephones. Revenues from domestic long-distance service have decreased in recent years and are accounting for a smaller portion of our total operating revenues, decreasing from 6.5% of our total operating revenues in 2001 to 5.8% in 2003.

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

In 2003, we had domestic long-distance revenues of Won 932 billion, representing a decrease of 12.2% from 2002 domestic long-distance revenues. The decrease in domestic long-distance revenues in 2003 was due principally to the implementation of our optional flat rate plan and, to a lesser extent, a 0.7% decrease in the number of domestic long-distance call minutes in 2003 compared to 2002. The decrease in call minutes was due principally to the substitution effect of increased mobile telephone and Internet usage. For more information on the optional flat rate plan, see “Item 4. Information on the Company—Item 4.B. Business Overview—Revenues and Rates—Fixed-line Telephone Services”.

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

Outgoing calls made by customers in Korea (and by customers from foreign countries under our home country direct service) are billed in accordance with our rate schedule for the country called, which rates vary depending on the time of day when a call is placed. Incoming calls are billed by us to the relevant foreign carrier or administration at the applicable settlement rate specified under the relevant agreement with the foreign entity. International long-distance calls to and from the United States, Japan and China in the aggregate accounted for approximately 66% of our total international long-distance call minutes in 2003. See “Item 4. Information on the Company—Item 4.B. Business Overview—Our Services—Our Telephone Network and Fixed-line Telephone Services—International Long-Distance Service”.

In 2002, we had international long-distance revenues of Won 534 billion, representing a decrease of 0.2% compared to 2001 international long-distance revenues. Our international long-distance revenues remained fairly constant in 2002 as increased competition offset a 4.7% increase in the number of international long-distance call minutes to and from Korea in 2002 compared to 2001.

In 2003, we had international long-distance revenues of Won 451 billion, representing a decrease of 15.5% compared to 2002 international long-distance revenues. Our international long-distance revenues decreased in 2003 due principally to the implementation of our lower rates in March 2003 and a 5.6% decrease in the number of international long-distance call minutes to and from Korea in 2003 compared to 2002.

Land-to-mobile Interconnection Revenues

When a landline user initiates a call to a mobile subscriber, we record the entire amount of the usage charges for these calls in land-to-mobile interconnection revenues and pay an interconnection charge to the relevant mobile service provider. See “Item 4. Information on the Company—Item 4.B. Business Overview—Revenues and Rates—Interconnection”.

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

In 2003, we had land-to-mobile interconnection revenues of Won 2,075 billion, representing a decrease of 3.6% from 2002 interconnection revenues, primarily due to increased volume of calls between mobile subscribers which had the effect of lowering call volume from landline users to mobile subscribers, as well as lower land-to-mobile interconnection rates in 2003 compared to 2002. See “Item 4. Information on the Company—Item 4.B. Business Overview—Revenues and Rates—Interconnection”.

Business and Data Communications Revenues

Traditionally, the largest component of our business and data communications revenues has been our revenues from leased lines, which accounted for 38.7% of our business and data communications revenues in

2001, 32.4% in 2002 and 26.1% in 2003. However, broadband Internet access service is accounting for an increasing portion of our total operating revenues since we began offering the service in 2000 and in 2002 and 2003 accounted for the largest component of our business and data communications revenues. Broadband Internet access service accounted for 38.7% of our business and data communications revenues in 2001, 48.3% in 2002 and 54.6% in 2003. Internet-related services, which include Internet-related value-added services provided by our Internet data centers, Kornet, bizmeka.com and hanmir.com, accounted for 13.6% of our business and data communications revenues in 2001, 12.9% in 2002 and 14.0% in 2003. Miscellaneous services include packet service, participation in construction of national infrastructure network, integrated services digital network (ISDN) service, electronic document transfer service and modem dial-up service under the brand name 014XY.

In 2002, we had business and data communications revenues of Won 3,252 billion, representing an increase of 12.8% from 2001 business and data communications revenues, primarily due to an increase in our broadband Internet access subscribers from approximately 3.9 million as of December 31, 2001 to approximately 4.9 million as of December 31, 2002.

In 2003, we had business and data communications revenues of Won 3,454 billion, representing an increase of 6.2% from 2002 business and data communications revenues, primarily due to continued increase in our broadband Internet access subscribers from approximately 4.9 million as of December 31, 2002 to approximately 5.6 million as of December 31, 2003.

Broadband Internet Access Service Revenues. Broadband Internet access service revenues increased to Won 1,572 billion in 2002 from Won 1,116 billion in 2001 primarily due to an increase in subscribers and the launch of our wireless LAN service in February 2002.

Broadband Internet access service revenues increased to Won 1,885 billion in 2003 from Won 1,572 billion in 2002 primarily due to continued increase in our broadband Internet access subscribers, as well as subscribers of our wireless LAN service.

Leased-line Service Revenues. Leased-line revenues decreased to Won 1,054 billion in 2002 from Won 1,116 billion in 2001, primarily due to a decrease in revenues from Internet service providers utilizing connections other than through leased-lines.

Leased-line revenues decreased to Won 900 billion in 2003 from Won 1,054 billion in 2002, primarily due to continued decrease in revenues from Internet service providers utilizing connections other than through leased-lines.

Internet-related Service Revenues. Internet-related service revenues increased to Won 418 billion in 2002 from Won 392 billion in 2001, primarily due to increased revenues from our Internet data centers, Kornet, bizmeka.com and a general increase in usage of our other Internet-related value added services.

Internet-related service revenues increased to Won 485 billion in 2003 from Won 418 billion in 2002, primarily due to increased revenues from bizmeka.com and our other Internet-related value added services.

Miscellaneous Revenues. The miscellaneous component of our business and data communications revenues decreased to Won 208 billion in 2002 from Won 260 billion in 2001.

The miscellaneous component of our business and data communications revenues decreased to Won 184 billion in 2003 from Won 208 billion in 2002.

PCS Revenues

KT Freetel, a consolidated subsidiary in which we currently own a 48.1% effective interest, provides PCS service.

In 2002, PCS service revenues increased by 10.5% to Won 4,127 billion, and revenues from sales of goods increased by 8.8% to Won 1,367 billion, primarily due to a 7.7% increase in the number of subscribers, including the resale subscribers of KT Corporation, to approximately 10.3 million subscribers as of December 31, 2002 compared to 9.6 million as of December 31, 2001. The average monthly revenue per subscriber of KT Freetel decreased slightly to Won 38,694 in 2002 from Won 38,729 in 2001.

In 2003, PCS service revenues increased by 0.9% to Won 4,164 billion primarily due to a 1.1% increase in the number of subscribers, including the resale subscribers of KT Corporation, to approximately 10.4 million subscribers as of December 31, 2003 compared to 10.3 million as of December 31, 2002. Revenues from sales of goods decreased 15.6% to Won 1,154 billion in 2003, primarily due to a decrease in the number of handsets purchased by PCS service subscribers. The average monthly revenue per subscriber of KT Freetel decreased to Won 38,538 in 2003 from Won 38,694 in 2002.

Other Revenues

Revenues from other services consist primarily of revenues from system and network integration consulting services, satellite communications services, domestic and international telegram services and KTH.

Other revenues decreased by 5.4% in 2002 to Won 796 billion primarily due to a decrease in revenues from submarine cable construction and maintenance, which more than offset a 29.6% increase in revenues from system and network integration consulting services and a 22.8% increase in revenues from satellite services in 2002 compared to 2001.

Other revenues decreased by 13.7% in 2003 to Won 687 billion primarily due to a 55.4% decrease in revenues from system and network integration services, which more than offset a 9.2% increase in revenues from miscellaneous services.

Salaries and Related Costs

The principal components of salaries and related costs are salaries and wages, provisions for retirement and severance benefits and employee benefits. Employee benefits include meal subsidies, commuting subsidies and contributions to pension plans. The retirement and severance benefit is a lump-sum amount paid to employees who have been employed by us for more than one year when they leave. We changed the method of calculating the lump-sum amount effective July 1, 1999 with the consent of our employees’ labor union in order to reduce retirement and severance expenses, as discussed in “Item 5. Operating and Financial Review and Prospects—Overview—Employee Reductions and Changes in Severance and Retirement Benefits” above.

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

In 2003, salaries and related costs were Won 3,710 billion, representing a 20.1% increase from 2002, primarily as a result of an increase in provision for retirement and severance benefits resulting from our latest round of voluntary early retirement program. In September 2003, we offered a voluntary early retirement plan to 5,497 of our employees and recognized costs of Won 832 billion related to this plan. See Note 16 to the Consolidated Financial Statements.

Wireline Communications. In 2002, salaries and related costs increased by 4.4% to Won 2,757 billion for the reasons described above. The number of employees as of December 31, 2002 decreased by 0.2% compared to December 31, 2001. In 2003, salaries and related costs increased by 22.8% to Won 3,385 billion, primarily as a result of an increase in provision for retirement and severance benefits of the latest round of voluntary early retirement program.

PCS Service. In 2002, salaries and related costs increased by 42.3% to Won 195 billion primarily as a result of a 37.2% increase in salaries and wages and a 125.0% increase in provision for retirement and severance benefit. The number of employees at KT Freetel increased by 4.3% to 2,505 as of December 31, 2002 compared to 2,403 as of December 31, 2001. In 2003, salaries and related costs decreased by 1.5% to Won 192 billion primarily as a result of a decrease in the number of employees at KT Freetel by 2.3% to 2,446 as of December 31, 2003 compared to 2,505 as of December 31, 2002.

Depreciation and Amortization

In 2002, depreciation and amortization expense decreased by 5.3% to Won 3,797 billion due primarily to a decrease in capital expenditures on property and equipment in 2002 as a result of more efficient utilization of our facilities.

In 2003, depreciation and amortization expense decreased by 1.1% to Won 3,757 billion due primarily to a decrease in capital expenditures on property and equipment in 2003.

Wireline Communications. Depreciation and amortization expense decreased by 10.6% in 2002 to Won 2,714 billion and 7.3% in 2003 to Won 2,515 billion due primarily to a decrease in capital expenditures on property and equipment in recent years as a result of a more efficient utilization of our facilities.

PCS Service. In 2002, depreciation and amortization expense increased by 17.3% to Won 729 billion due primarily to additional capital expenditures at KT Freetel to enhance and expand its mobile network. In 2003, depreciation and amortization expense increased further by 16.5% to Won 849 billion due primarily to increases in capital expenditures at KT Freetel to enhance and expand its mobile network.

Other Operating and Maintenance Expenses

The largest components of other operating and maintenance expenses are commissions and cost of services, cost of PCS handsets, interconnection payments for landline to mobile calls, and repairs and maintenance costs. The following table shows other operating and maintenance expenses broken down by major components and the percentage changes in these expenses for each of the years in the three-year period ended December 31, 2003:

	Year Ended December 31,						Year-Ended December 31,
	2001		2002		2003		2001/2002	2002/2003
	(in billions of Won)
Commissions and cost of services and settlement payments	(Won)	2,263	(Won)	2,344	(Won)	2,117	3.6%	(9.7)%
Cost of goods sold		1,206		1,346		1,131	11.6	16.0
Interconnection charge		1,593		1,188		1,077	(25.4)	(9.3)
Repairs and maintenance		387		421		451	8.8	7.1
Other expenses		1,583		1,871		2,002	18.2	7.0
Total	(Won)	7,032	(Won)	7,170	(Won)	6,778	2.0%	(5.5)%

Commissions, cost of services and settlement payments consist principally of payments to foreign carriers and administrations for provision of international long-distance service pursuant to service agreements, commissions related to PCS handset sales and system and network integration services and production of prepaid phone cards. In 2002, our commissions, cost of services and settlement payments increased by 3.6% to Won 2,344 billion as a 25.4% increase in commissions related to 114 phone directory services to Won 795 billion more than offset a 5.7% decrease in commissions to PCS sales agents to Won 632 billion and a 13.1% decrease in international settlement payments to Won 174 billion. In 2003, our commissions, cost of services and settlement payments decreased by 9.7% to Won 2,117 billion, primarily as a result of a 28.3% decrease in commissions for system integration service and other miscellaneous services to Won 532 billion, as well as a 10.5% decrease in commissions to PCS sales agents to Won 565 billion.

The cost of goods sold was Won 1,206 billion in 2001, Won 1,346 billion in 2002 and Won 1,131 billion in 2003.

We recognize as an expense the interconnection payments to mobile service providers for calls from landline users to mobile service subscribers. We paid interconnection charges of Won 1,593 billion in 2001, Won 1,188 billion in 2002 and Won 1,077 billion in 2003. Our payments to cellular service providers were calculated in 2002 and 2003 by taking the actual Imputed Costs in 2000 of SK Telecom and taking into consideration several factors including the call volume of each mobile service provider in determining interconnection charges we pay per minute to SK Telecom, KT Freetel and LG Telecom. See “Item 4. Information on the Company—Item 4.B. Business Overview—Revenues and Rates—Interconnection”.

Our repair and maintenance expenses increased by 8.8% in 2002 to Won 421 billion and by 7.0% to Won 451 billion in 2003 primarily due to expansion and maintenance of our broadband network.

Provision for doubtful accounts increased by 19.4% in 2002 to Won 194 billion and by 87.2% in 2003 to Won 364 billion primarily due to an increase in unpaid accounts resulting from an increase in the number of consumers in Korea with credit risks in recent years.

Wireline Communications. The largest components of other operating and maintenance expenses are commissions and settlement payments, interconnection payments for landline to mobile calls and repair and maintenance expenses discussed above.

PCS Service. The largest components of other operating and maintenance expenses are commissions (including commissions related to PCS handset sales), sales promotion costs and advertisement costs.

Operating Income

Operating income in 2002 increased by 20.5% to Won 2,381 billion, as the increase in operating revenues more than offset the increase in expenses described above. Our operating margin also increased to 14.5% in 2002.

Operating income in 2003 decreased by 23.4% to Won 1,823 billion as a result of an increase in expenses described above, as well as a decrease in operating revenues. Our operating margin decreased to 11.3% in 2003. In particular, our operating income in 2003 was negatively affected by an increase in provision for retirement and severance benefits resulting from our latest round of voluntary early retirement program.

Wireline Communications. In 2002, operating income increased by 23.4% to Won 1,831 billion, as the increase in operating revenues more than offset the increase in operating expenses described above. Operating margin also increased from 12.8% in 2001 to 15.6% in 2002. In 2003, operating income decreased by 32.1% to Won 1,243 billion due to an increase in operating expenses as described above, as well as a decrease in operating revenues. Operating margin decreased to 10.7% in 2003.

PCS Service. In 2002, operating income increased by 3.2% to Won 789 billion as the increase in operating revenues more than offset the increase in expenses described above. Operating margin decreased from 15.2% in 2001 to 14.7% in 2002. In 2003, operating income decreased by 1.4% to Won 778 billion as a decrease in operating revenues more than offset a decrease in operating expenses. Operating margin increased to 15.3% in 2003.

Income Taxes

In 2002, our income tax expense was Won 741 billion and our effective tax rate was 24.7%. In 2003, our income tax expense was Won 524 billion and our effective tax rate was 33.1%. The effective tax rate of 24.7% in 2002 differed from the normal tax rate primarily due to investment tax credit of Won 162 billion in 2002. In

2003, we recognized investment tax credit of Won 175 billion but also recognized impairment of deferred tax asset of Won 134 million in 2003 resulting from our conclusion that it was not probable for us to be able to realize the tax benefit of our equity in losses of affiliates.

We had investment tax credit carryforward of Won 26 billion outstanding as of December 31, 2003 which are available to reduce our future income taxes through 2008.

Wireline Communications. Income tax expense of the wireline communications segment was Won 652 billion in 2002 and Won 459 billion in 2003, primarily due to a decrease in earnings before income taxes from Won 2,616 billion in 2002 to Won 1,290 billion in 2003.

PCS Services. Income tax expense of the PCS services segment increased from Won 80 billion in 2002 to Won 52 billion in 2003, primarily due to a decrease in earnings before income taxes from Won 612 billion in 2002 to Won 459 billion in 2003.

Net Earnings

Our net earnings increased by 74.9% in 2002 to Won 1,947 billion principally as a result of an 87.5% increase in our net gain on disposition of investment securities to Won 1,177 billion, a 20.5% increase in our operating income discussed above and a net foreign currency translation gain of Won 100 billion in 2002 compared to a net foreign currency translation loss of Won 24 billion in 2001. We recognized net gain on disposition of investment securities of Won 1,177 billion in 2002 principally as a result of our disposition of shares of SK Telecom. On April 11, 2002, we disposed 1,000,000 shares of SK Telecom, or a 1.1% interest in SK Telecom, and recorded a gain on disposition of Won 246 billion. On December 30, 2002, we exchanged 4,457,635 shares of SK Telecom, or a 5.0% interest in SK Telecom, for an aggregate of 15,454,659 of our shares previously owned by SK Telecom plus Won 212 billion in cash. We recognized a gain on disposition of investment securities in the amount of Won 908 billion in this stock swap transaction. We recorded net foreign currency translation gain of Won 100 billion in 2002 primarily as a result of the appreciation of the Won against major currencies, primarily against the Dollar.

Our net earnings decreased by 57.8% in 2003 to Won 822 billion principally as a result of a 23.6% decrease in our operating income discussed above, a 34.3% decrease in our net gain on disposition of investment securities to Won 773 billion, a net foreign currency translation loss of Won 27 billion in 2003 compared to a net foreign currency translation gain of Won 100 billion in 2002, and a 74.9% decrease in contributions received for losses on universal telecommunication services to Won 29 billion. Our net gain on disposition of investment securities decreased in 2003 primarily as a result of an unusually large net gain on disposition of shares of SK Telecom in 2002 which was greater than the net gain on our disposition of additional shares of SK Telecom in 2003. On January 10, 2003, we exchanged an additional 3,809,288 shares of SK Telecom, or a 4.5% interest in SK Telecom, for 14,353,674 of our shares previously owned by SK Telecom plus Won 123 billion in cash. We recognized a gain on disposition of investment securities in the amount of Won 775 billion in this stock swap transaction. We recorded net foreign currency translation loss of Won 27 billion in 2003 primarily as a result of the depreciation of the Won against the Dollar. Contributions received for losses on universal telecommunication services decreased in 2003 as losses resulting from local universal telecommunication services were excluded from contributions starting in 2003. We also recognized additional payment of prior year’s tax of Won 54 billion in 2003 resulting from tax audit by Korea National Tax Service, compared to prior year’s income tax refund of Won 6 billion in 2002. In addition, we recognized impairment loss on available-for-sale securities of Won 44 billion in 2003, primarily as a result of impairment of equity-linked securities resulting from a decrease of the market value of SK Telecom shares. See Note 8(b) to the Consolidated Financial Statements.

Wireline Communications. Net earnings increased by 80.6% in 2002 to Won 1,964 billion and decreased by 57.7% in 2003 to Won 830 billion as a result of the reasons described above.

PCS Service. Net earnings increased by 16.8% in 2002 to Won 531 billion and decreased by 22.6% in 2003 to Won 411 billion as a result of the reasons described above.

Inflation

We do not consider that inflation in the Republic has had a material impact on our results of operations in recent years. Inflation in the Republic was 4.1% in 2001, 2.7% in 2002 and 3.7% in 2003. See “Item 3. Key Information—Item 3.D. Risk Factors—If economic conditions in Korea deteriorate, our current business and future growth could be materially and adversely affected”.

Item 5.B. Liquidity and Capital Resources

The following table sets forth the summary of our cash flows for the periods indicated:

	For the years ended December 31,
	2001		2002		2003
	(In billions of Won)
Net cash provided by operating activities	(Won)	3,629	(Won)	4,827	(Won)	3,190
Net cash used in investing activities		3,916		4,065		1,481
Net cash provided by (used in) financing activities		755		(844)		(2,065)
Cash and cash equivalents at beginning of period		702		1,169		1,087
Cash and cash equivalents at end of period		1,169		1,087		761
Net increase (decrease) in cash and cash equivalents		467		(82)		(326)

Capital Requirements

Historically, uses of cash consisted principally of purchases of property, plant and equipment and other assets and payments of long-term debt. In recent years, we have also used cash for acquisition of treasury shares and payment of retirement and severance benefits for early retirement plans. From time to time, we may also require capital for investments involving acquisitions and strategic relationships.

Net cash used in investing activities was Won 3,916 billion in 2001, Won 4,065 billion in 2002 and Won 1,481 billion in 2003, including additions to property, plants and equipment of Won 3,918 billion in 2001, Won 3,232 billion in 2002 and Won 3,209 billion in 2003. We recorded net acquisition of short-term financial instruments of Won 352 billion in 2001 and Won 126 billion in 2002 and net sale of short-term financial instruments of Won 759 billion in 2003.

In our financing activities, we used cash of Won 2,205 billion in 2001, Won 2,065 billion in 2002 and Won 1,989 billion in 2003 for principal repayment of outstanding long-term debt. Repayment of long-term debt in 2002 included our repurchase and retirement of US$108 million aggregate principal amount of 0.25% convertible notes due 2007 and Won 74 billion aggregate principal amount of 3.00% convertible notes due 2005. Repayment of long-term debt in 2003 consisted of our repurchase and retirement of US$84 million aggregate principal amount of 0.25% convertible notes issued due 2007.

From time to time, we have also required capital needs for acquisition of treasury shares and payment of retirement and severance benefits for early retirement plans. In 2002, we spent Won 3,234 billion to purchase 60,294,575 of our shares from the Government as treasury shares as a part of our privatization plan and an additional Won 167 billion to purchase 3,122,000 of our shares on the Korea Stock Exchange for retirement. In 2003, we spent Won 412 billion to purchase an additional 8,773,600 of our shares on the Korea Stock Exchange for retirement. In 2003, we also spent Won 1,021 billion as payment of retirement and severance benefits, primarily resulting from our latest round of early retirement program in which 5,497 employees elected to retire. See Note 16 to the Consolidated Financial Statements.

Payments of cash dividends amounted to Won 161 billion in 2001, Won 225 billion in 2002 and Won 213 billion in 2003.

We anticipate that capital expenditures, and, to a lesser extent, repayment of outstanding contractual obligations and commitments will represent the most significant use of funds for the next several years. We may also require capital for investments involving acquisitions and strategic relationships, as well as funds to pay cash in Dollars the aggregate market values of our common shares deliverable upon conversion of 0.25% convertible notes due 2007 to satisfy their conversion right if such conversion may be effectively prohibited due to their violation of the 49% foreign ownership limitation under the Telecommunications Business Law. As of December 31, 2003, 45.5% of our common shares were owned by foreign investors. See “Item 3. Key Information—Item 3.D. Risk Factors—Limitation on foreign ownership may have an adverse effect on the conversion of our convertible notes”. Holders of the 0.25% convertible notes due 2007 have the option to redeem the notes on January 4, 2005 at 100% of their principal amount of approximately $1,126 million, plus any accrued and unpaid interest to the redemption date. If holders elect to exercise their option, we will be required to spend funds to pay such amounts in Dollars. We may also purchase additional treasury shares on the Korea Stock Exchange from the market.

Our total capital expenditures are estimated to be approximately Won 3,100 billion in 2004 (including approximately Won 950 billion in capital expenditures by KT Freetel). See “—Capital Expenditures”. We compete in the telecommunications sector in Korea which is rapidly evolving. We also face increasing competition from new entrants to the market. We may need to incur additional capital expenditures to keep up with unexpected developments in rapidly evolving telecommunications technology. There can be no assurance that we will be able to secure funds on satisfactory terms from financial institutions or other sources which are sufficient for our unanticipated needs.

Payments of contractual obligations and commitments will also require considerable resources. In our ordinary course of business, we routinely enter into commercial commitments for various aspects of our operations, including repair and maintenance. As of December 31, 2003, we had various contractual obligations and commitments which are more fully disclosed in the notes to our consolidated financial statements.

The following table sets forth selected information regarding our contractual obligations to make future payments as of December 31, 2003.

	Payments due by period
Contractual obligations(1)	Total	Less than 1 year	1-3 years	4-5 years	After 5 years
	(in billions of Won)
Long-term debt obligations (including current portion of long-term debt)	11,244	2,177	4,899	2,968	1,200
Capital lease obligations	4	1	1	2	—
Other long-term liabilities reflected on our balance sheet	704	—	54	200	450

Total	11,952	2,178	4,954	3,170	1,650

(1)	Contractual obligations represent on-balance sheet contractual liabilities as of the consolidated balance sheet date excluding refundable deposits for telephone installation and payments for customer call bonus points, which do not have definitive payment schedules.

In addition, we have entered into off-balance sheet operating lease agreements for certain machinery and equipment that will require capital resources. See Note 22(k)(i) to the Consolidated Financial Statements. Future lease payments under these operating leases as of December 31, 2003 are as follows:

Fiscal year ending December 31,	Amount of payments (in millions of Won)
2004	89,549
2005	54,447
2006	53,665
2007	7,099
2008	7,099
Thereafter	31,949

Total	243,808

Capital Resources

We have traditionally met our working capital and other capital requirements principally from cash provided by operations, while raising the remainder of our requirements primarily through debt financing. Until 1997, additional working capital and other requirements had been met primarily by increases in non-interest-bearing refundable deposits for telephone installation, although as a result of a recent decline in these deposits, short-term and long-term debt and equity financings have increasingly become important sources of cash. For a discussion of the reduction of the amount of these deposits, see “Item 5. Operating and Financial Review and Prospects—Overview—Changes in the Telephone Installation Charge System” and “Item 4. Information on the Company—Item 4.B. Business Overview—Revenues and Rates—Fixed-line Telephone Services”.

Our major sources of cash have been net earnings before depreciation and amortization and proceeds of long-term debt and other long-term liabilities, and we expect that these sources will continue to be our principal sources of cash in the future. Net income before depreciation and amortization were Won 5,123 billion in 2001, Won 5,744 billion in 2002 and Won 4,579 billion in 2003, and cash proceeds from long-term debt were Won 3,226 billion in 2001, Won 5,559 billion in 2002 and Won 1,286 billion in 2003. The sources of such proceeds from long-term debt included:

•	the issuance of Won-denominated bonds in 2001, 2002 and 2003 in the aggregate principal amount of Won 5,519 billion having maturities of three to ten years bearing interest at annual rates ranging from 5.00% to 11.00%;

•	as part of our privatization efforts, the issuance in May 2002 of Won 1,397 billion aggregate principal amount of 3.00% convertible bonds due 2005 which are convertible into shares at an initial exercise price of Won 59,400 per share;

•	as part of our privatization efforts, the issuance in January 2002 of US$1,318 million aggregate principal amount of 0.25% convertible bonds due 2007 which are convertible into shares at an initial exercise price of Won 61,922 per share; and

•	as part of our privatization efforts, the issuance in January 2002 of US$500 million aggregate principal amount of 4.30% bonds due 2005 with warrants to purchase shares at an initial exercise price of Won 69,416 per share.

In recent years, KT Freetel has also begun utilizing off-balance financing arrangements to supplement the primary sources of financing discussed above. The off-balance sheet arrangements are as follows:

•	On December 16, 2002, KT Freetel transferred its handset installment receivables of Won 529 billion, guarantee insurance and other related rights to KTF First Securitization Specialty Co., Ltd. In return, KT Freetel received cash of Won 470 billion and subordinated debt securities in the principal amount of Won 43 billion and recognized a loss on disposition of trade accounts and notes receivable of Won 15 billion. As of December 31, 2003, all trade receivables under this arrangement were collected.

•	On November 4, 2003, KT Freetel transferred its handset installment receivables of Won 340 billion, guarantee insurance and other related rights to KTF Second Securitization Specialty Co., Ltd. In return, KT Freetel received cash of Won 312 billion and subordinated debt securities in the principal amount of Won 19 billion and recognized a loss on disposition of trade accounts and notes receivable of Won 8 billion. As of December 31, 2003, Won 218 billion of trade receivables remained uncollected under this arrangement.

•	On December 19, 2003, KT Freetel entered into a securitization agreement with Shinhan Bank that enables KT Freetel to sell trade receivables on an on-going basis until February 28, 2007. KT Freetel initially sold its PCS service receivables of Won 253 billion and received cash of Won 200 billion and subordinated interest in the trade receivables of Won 53 billion. As of December 31, 2003, an aggregate of Won 302 billion of trade receivables remained uncollected under this securitization agreement.

We believe that we have sufficient working capital available to us for our current requirements and that we have a variety of alternatives available to us to satisfy our financial requirements to the extent that they are not met by funds generated by operations, including the issuance of debt securities and bank borrowings denominated in Won and various foreign currencies. However, our ability to rely on some of these alternatives could be affected by factors such as the liquidity of the Korean and other financial markets, prevailing interest rates, our credit rating and the Government’s policies regarding Won currency and foreign currency borrowings. Other factors which could materially affect our liquidity in the future include unanticipated increase in capital expenditures and decrease in cash provided by operations resulting from a significant decrease in demand for our services. We may also need to raise additional capital sooner than we expect in order to fund unanticipated investments and acquisitions.

Our total shareholders’ equity decreased from (Won)13,759 billion at December 31, 2001 to (Won)8,397 billion at December 31, 2003, primarily as a result of our acquisition of treasury shares.

Liquidity

We had a working capital (current assets minus current liabilities) deficit of Won 331 billion as of December 31, 2001, surplus of Won 499 billion as of December 31, 2002 and deficit of Won 1,184 billion as of December 31, 2003. The following table sets forth the summary of our significant current assets for the periods indicated:

	As of December 31,
	2001		2002		2003
	(In billions of Won)
Cash and cash equivalents	(Won)	1,169	(Won)	1,087	(Won)	761
Short-term financial instruments		695		820		61
Current portion of available-for-sale securities		—		853		287
Notes and accounts receivable—trade, net of allowance for doubtful accounts		2,773		2,983		2,647
Accounts receivable—other		366		513		323
Inventories		122		244		365

Our cash, cash equivalents and short-term financial instruments maturing within one year totaled Won 1,864 billion as of December 31, 2001, Won 1,907 billion as of December 31, 2002 and Won 822 billion as of December 31, 2003. Under Korean GAAP, bank deposits and all highly liquid temporary cash instruments within maturities of three months are considered as cash equivalents. Short-term financial instruments primarily consist of time and trust deposits with maturities between four to twelve months. Cash, cash equivalents and short-term financial instruments in 2002 remained at a similar level compared to 2001. The decrease in cash, cash equivalents and short-term financial instruments in 2003 resulted primarily from our net sale of short-term financial instruments of Won 759 billion in 2003 to raise capital for payment of retirement and severance benefits of our latest round of voluntary early retirement program and repayment of short-term borrowing and long-term debt.

The following table sets forth the summary of our significant current liabilities for the periods indicated:

	As of December 31,
	2001		2002		2003
	(In billions of Won)
Notes and accounts payable—trade	(Won)	1,061	(Won)	1,167	(Won)	1,023
Short-term borrowings		1,111		1,116		632
Current portion of long-term debt		1,731		1,846		2,173
Accounts payable—other		1,446		1,485		1,233

As of December 31, 2003, we had unused credit lines of approximately Won 441 billion out of total available credit lines of Won 443 billion. These credit lines permit drawings at an interest rate of approximately 5.8%. We have not had, and do not believe that we will have, difficulty gaining access to short-term financing sufficient to meet our current requirements. We had issued guarantees in favor of our consolidated companies of Won 70 billion as of December 31, 2003.

Capital Expenditures

Capital expenditures on property, plants and equipment in 2003 totaled Won 3,209 billion compared to Won 3,232 billion in 2002 and Won 3,918 billion in 2001.

Our current capital expenditure plan (including expenditures on property, plants and equipment and other investments) calls for the expenditure of approximately Won 3,100 billion in 2004 (including approximately Won 950 billion by KT Freetel). The principal components of our capital investment plans are:

•	expansion and modernization of our networks, which are expected to account for approximately 27% of all capital expenditures in 2004;

•	capital investments for our Internet access (including broadband) and Internet-related services, which are expected to account for approximately 19% of all capital expenditures in 2004;

•	capital investments in PCS and IMT-2000 mobile telecommunications services made by KT Freetel, which are expected to account for approximately 31% of all capital expenditures in 2004;

•	capital investments in data communications and related services (including investments for leased-line service and other data communications services but excluding broadband), which are expected to account for approximately 7% of all capital expenditures in 2004;

•	capital investments in our fixed-line voice services, which are expected to account for approximately 4% of all capital expenditures in 2004; and

•	miscellaneous investment expenses which are expected to account for approximately 12% of all capital expenditures in 2004.

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

U.S. GAAP Reconciliation

In 2001, we recorded net earnings of Won 1,006 billion under U.S. GAAP compared to net earnings of Won 1,113 billion under Korean GAAP, primarily because of the application of different depreciation methods and useful lives, the treatment of equity method affiliates and service installation fees. In 2002, we recorded net earnings of Won 1,556 billion under U.S. GAAP compared to net earnings of Won 1,947 billion under Korean GAAP, primarily because of impairment loss relating to equity method, foreign currency translation of convertible notes and deferred tax effects of U.S. GAAP adjustments. In 2003, we recorded net earnings of Won 395 billion under U.S. GAAP compared to net earnings of Won 822 billion under Korean GAAP, primarily because of impairment loss relating to equity method investments.

Stockholders’ equity under U.S. GAAP is lower than under Korean GAAP by Won 2,562 billion and Won 2,506 billion at December 31, 2002 and 2003, respectively, primarily as a result of:

•	the difference in the treatment of minority interests;

•	the difference in the treatment of impairment loss relating to equity method;

•	the difference in the treatment of service installation fees;

•	the difference in the treatment of deferred income taxes on available-for-sale securities; and

•	the difference in the treatment of interest capitalization,

which more than offset the effect of:

•	other differences in the treatment of equity method affiliates;

•	the aggregate effect of deferred income taxes recognized under U.S. GAAP;

•	the effects of different depreciation methods and useful lives; and

•	the difference in the treatment of foreign currency translation gains and losses.

In addition, under U.S. GAAP, certain subsidiaries, including KT Freetel, would be accounted for under the equity method and would not be consolidated.

For further discussion of the principal differences between Korean GAAP and U.S. GAAP as they relate to us, see Note 34 to the Consolidated Financial Statements.

Significant Changes in U.S. GAAP

In December 2003, the Financial Accounting Standards Board (“FASB”) issued revised FASB Interpretation No. 46, “Consolidation of Variable Interest Entities” (FIN 46R), which addresses how a business enterprise should evaluate whether it has a controlling financial interest in an entity through means other than voting rights and accordingly should consolidate the entity. FIN 46R replaces FASB Interpretation No. 46, “Consolidation of Variable Interest Entities”, which was issued in January 2003. We will be required to apply FIN 46R to variable interests in variable interest entities created after December 31, 2003. For variable interests in variable interest entities created before January 1, 2004, the interpretation will be applied beginning on January 1, 2005. For any variable interest entities that must be consolidated under FIN 46R that were created before January 1, 2004, the assets, liabilities and non-controlling interests of variable interest entities initially would be measured at their carrying amounts with any difference between the net amount added to the balance sheet and any previously recognized interest being recognized as the cumulative effect of an accounting change. If determining the carrying amount is not practicable, fair value at the date FIN 46R first applies may be used to measure the assets, liabilities and non-controlling interest of the variable interest entities. We currently do not have any variable interest entities that are within the scope of this interpretation.

FASB Statement No. 150, “Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity”, was issued in May 2003. This statement establishes standards for the classification and measurement of certain financial instruments with characteristics of both liabilities and equity. The statement also includes required disclosures for financial instruments within its scope. For us, the statement was effective for instruments entered into or modified after May 31, 2003 and otherwise will be effective as of January 1, 2004, except for mandatorily redeemable financial instruments. For certain mandatorily redeemable financial instruments, the statement will be effective for us on January 1, 2005. The effective date has been deferred indefinitely for certain other types of mandatorily redeemable financial instruments. We currently do not have any financial instruments that are within the scope of this statement.

In April 2003, the FASB issued Statement of Financial Standards (“SFAS”) No. 149, “Amendment of Statement 133 on Derivative Investments and Hedging Activities”. This standard amends and clarifies the accounting for derivative instruments, including certain derivative instruments embedded in other contracts, and hedging activities under SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities”. This statement is effective prospectively for contracts entered into or modified after December 31, 2003, and for hedging relationships designated after December 31, 2003. SFAS No. 149 will not have an impact upon initial adoption and is not expected to have a material effect on our results of operations, financial position and cash flows.

In May 2003, the FASB’s Emerging Issues Task Force (“EITF”) reached a consensus on Issue 00-21, “Revenue Arrangements with Multiple Deliverables” (“Issue 00-21”). Issue 00-21 provides guidance on how to recognize revenue for arrangements that have multiple deliverables. The guidance in Issue 00-21 was effective for arrangements entered into in fiscal periods beginning after June 15, 2003. We have adopted the consensus reached in Issue 00-21. Adoption did not have a significant impact on our financial condition or results of operations.

In March 2004, the EITF reached a consensus regarding EITF 03-1, “The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments”. The consensus provides guidance for evaluating whether an investment is other-than-temporarily impaired. The EITF 03-1 guidance for determining other-than-temporary impairment will be effective beginning in the second half of 2004. We are currently evaluating the impact that EITF 03-1 may have on our consolidated financial statements.

Item 5.C. Research and Development, Patents, Licenses, Etc.

In order to develop applications of new technology for the Korean telecommunications system, we operate:

•	a service development laboratory;

•	a technology laboratory;

•	an operations support system laboratory; and

•	a research and development center devoted to wireless technology.

At December 31, 2003, these research centers employed a total of 628 researchers and additional 116 employees, of whom 98 had doctoral degrees and 494 had master’s degrees. Total expenditures on research and development (excluding the contributions referred to below) were Won 378 billion in 2001, Won 274 billion in 2002 and Won 306 billion in 2003.

A substantial part of our research and development budget is for contributions to unaffiliated educational foundations and institutes conducting research. Under the Telecommunications Basic Law, the Ministry of Information and Communication may recommend that network service providers contribute a percentage of their total annual revenues to telecommunications research institutes in Korea. Our contributions amounted to Won 97 billion in 2001, Won 69 billion in 2002 and Won 63 billion in 2003. See Note 30 to the Consolidated Financial Statements. Under contracts with the recipients of these contributions, we are entitled to co-ownership of intellectual property developed through the use of the contributions and any of the intellectual property may be licensed to a third party only with our consent. Intellectual property developed by our affiliated research and development centers and unaffiliated educational foundations and institutes is licensed on a commercial basis to domestic manufacturers. As of December 31, 2003, we had approximately 4,581 registered patents and approximately 3,027 patents pending domestically and had approximately 476 registered patents and approximately 181 patents pending internationally.

The recent products and systems developed by us include:

•	enhanced Internet phone service;

•	home network construction;

•	next generation telecommunication network construction; and

•	integration of wireless LAN and third generation services.

Item 5.D. Trend Information

These matters are discussed under Item 5.A. above where relevant.

Item 5.E. Off-balance Sheet Arrangements

These matters are discussed under Item 5.B. above where relevant.

Item 5.F. Tabular Disclosure of Contractual Obligations

These matters are discussed under Item 5.B. above where relevant.

Item 6. Directors, Senior Management and Employees

Item 6.A. Directors and Senior Management

Directors

Our board of directors has the ultimate responsibility for the administration of our affairs. Our articles of incorporation provide for a board of directors consisting of:

•	up to four standing directors, including the President; and

•	up to eight outside directors.

All of our directors are elected at the annual general meeting of shareholders. If the total assets of a company listed on the Korea Stock Exchange as of the end of the preceding year exceeds Won 2,000 billion, which is the case with us, the Securities and Exchange Act requires such company to have at least three outside directors with at least half of its total directors being outside directors. Our articles of incorporation provide that the board of directors consists of up to four standing directors and up to eight outside directors. The term of office for all directors is three years, but the term is extended to the close of the annual general meeting of shareholders convened with respect to the last fiscal year of the term.

Under the Securities and Exchange Act, we must establish a committee to recommend candidates for outside directors within the board of directors, and outside directors must make up not less than half of the total members of the outside director recommendation committee. According to our articles of incorporation, such committee must consist of one standing director and four outside directors. Our outside director candidates recommendation committee recommends outside director candidates for appointment at the general shareholders’ meeting.

One-third of the outside directors must be up for election in any given year. Upon the request of any director, a meeting of the board of directors will be assembled. The chairman of the board of directors is elected from among the outside directors by a resolution of the board of directors. The term of office of the chairman is one year.

Our current directors are as follows:

Name	Position	Years as Director	Age	Expiration of Term of Office
Standing Directors*
Yong-Kyung Lee	President and Chief Executive Officer	2	60	2005
Woo-Sik Kim	Executive Vice President	2	50	2006
Sang-Hoon Lee	Executive Vice President	2	49	2006
Hi-Chang Roh	Senior Vice President	1	51	2005

Outside Directors*
Sung-Deuk Park	President of The Electronic Times	3	64	2007
Chu-Hwan Yim	President, Electronics and Telecommunications Research Institute	2	55	2005
Kook-Hyun Moon	Chief Executive Officer of Yuhan-Kimberly Corporation	2	55	2005
Stuart B. Solomon	Chief Executive Officer of Metropolitan Life Insurance (Korea)	2	54	2005
Jong-Sang Kim	Chief Executive Officer of Seil Tax-Accounting Service	2	57	2006
Do-Hwan Kim	Professor, Sejong University	2	45	2006
Jeong-Ro Yoon	Professor, Korea Advanced Institute of Science and Technology	1	49	2007
Kon-Sik Kim	Professor, Seoul National University	1	49	2007

*	All of our standing and outside directors beneficially own less than one percent of the issued shares of KT Corporation in the aggregate.

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

The current executive officers are as follows:

Name(1)	Title and Responsibilities	Current Position Held Since	Years with the Company	Age
Kyun-Chul Park	Executive Vice President, Human Resource Office	2002	29	57
Moon-Kee Choi	Executive Vice President, Marketing Planning Group	2003	20	53
Jong-Lok Yoon	Executive Vice President, Research & Development Center	2003	24	46
Won-Pyo Hong	Senior Vice President(2)	2004	9	44
Boo-Kweun Park	Executive Vice President, Quality Management Office	2003	33	53
Byoung-Kon Shin	Senior Vice President, Metropolitan North Regional Business Group	2003	17	47
Tae-Poong Kang	Vice President, Planning and Management Team	2003	24	49
Han-Suk Kim	Senior Vice President, Global Business Center	2003	13	48
Soo-Ho Maeng	Vice President, Management Research Laboratory	2003	14	44
Dong-Hoon Kim	Vice President, Chollabuk Regional Business Group	2003	32	53

Name(1)	Title and Responsibilities	Current Position Held Since	Years with the Company	Age
Jeong-Soo Suh	Senior Vice President, Financial Management Office	2003	21	46
Kyung-Choon Shin	Vice President, Kangwon Regional Business Group	2003	23	49
Yo-Dong Kim	Senior Vice President, Choongnam Regional Business Group	2003	29	48
Gwang-Ju Seo	Senior Vice President, Next Generation Telecommunications Center	2003	23	47
Myung-Sang Yoon	Senior Vice President, IT Group	2003	20	53
Young-Hyun Cho	Senior Vice President, Technology Investigation & Evaluation Center	2003	20	55
Deok-Rae Lim	Vice President, SI/NI Business Center	2003	23	49
Tae-Soek Roh	Senior Vice President, Customer Service Center	2003	24	49
Dong-Hoon Han	Vice President, Internet Telecommunications Team	2003	23	44
Sung-Man Kim	Vice President, Network Management and Support Center	2003	21	47
Oak-Kie Lee	Vice President, Network Installation Center	2004	20	45
Myeng-Gyu Sun	Vice President, Chollanam Regional Business Group	2002	38	55
Duek-Kyum Kim	Vice President, Taegu Regional Business Group	2003	21	46
Young-Whan Kim	Vice President(2)	2004	21	46
Jong-Soo Lee	Vice President, Choongbuk Regional Business Group	2003	23	49
Ki-Yeoul Kim	Senior Vice President, Audit Office	2003	24	47
Hee-Kyun Park	Vice President, Human Resource Office, Personnel Team	2003	19	48
Byung-Woo Lee	Vice President, Public Relations Office, Public Relations Team	2003	17	47
Haing Min Kwon	Vice President, Vision and Corporate Strategy Office	2003	20	45
In-Sung Jun	Vice President, Business Cooperation Center	2003	24	45
Gwi-Tae Oak	Vice President(2)	2003	24	45
Sang-Heon Song	Vice President, Construction Center	2003	24	45
Jeong-Tae Park	Vice President, New Business Planning Office	2003	20	44
Yu-Yeol Seo	Vice President, Solution Business Center	2003	25	47
Sang-Ho Lee	Vice President, Professional Development Center	2003	21	52
Sang-Hong Lee	Vice President, Service Development Laboratory	2003	20	48
Won-Joong Song	Vice President, Labor Cooperation Management Team	2003	28	49
Tae-Il Park	Vice President, Technology Laboratory	2003	26	48
Yoon-Hak Bang	Vice President, Applied Systems Laboratory	2003	20	46
Hun-Chul Shin	Vice President, Metropolitan West Regional Business Group	2003	23	45
Bong-Kee Yang	Vice President, Metropolitan South Regional Business Group	2003	35	56
Man-Doo Kim	Vice President, Pusan Regional Business Group	2003	32	53
Yeong-Geun Ryou	Vice President, Jeju Regional Business Group	2003	21	48

(1)	All of our executive officers beneficially own less than one percent of the issued shares of KT Corporation in the aggregate.
(2)	Currently on sabbatical.

Item 6.B. Compensation

Compensation of Directors and Executive Officers

For the year ended December 31, 2003, the total amount of salaries, bonuses and allowances paid and accrued to all standing directors and executive officers of KT Corporation for services in all capacities was approximately Won 7.7 billion. The aggregate amount set aside or accrued by us to provide person and retirement benefits to such persons was Won 0.6 billion in 2003. Outside directors do not receive salaries, fees for attending meetings or retirement and severance benefits, but their actual expenses required for the execution of their duties are reimbursed.

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

Item 6.C. Board Practices

As of December 31, 2003, none of our standing or outside directors maintained directors’ service contracts with us or with any of our subsidiaries providing for benefits upon termination of employment.

Outside Director Recommendation Committee

The Outside Director Recommendation Committee is comprised of four outside directors, Stuart B. Solomon, Kook-Hyun Moon, Jong-Sang Kim and Do-Hwan Kim, and one standing director, Woo-Sik Kim. The committee’s duties include reviewing the qualifications of potential candidates and proposing nominees to serve as outside directors on our board of directors. The committee members are appointed on an ad hoc basis when recommendations are required in connection with the appointment of new outside directors. The committee members’ terms expire immediately after the adjournment of the ordinary general meeting of shareholders at which the committee’s formal recommendations are made.

Evaluation and Compensation Committee

The Evaluation and Compensation Committee is comprised of five outside directors, Sung-Deuk Park, Chu-Hwan Yim, Do-Hwan Kim, Stuart B. Solomon and Kon-Sik Kim. The committee’s duties include the appointment of an outside management evaluation consulting firm, prior review of the President’s management goals, terms and conditions proposed for inclusion in the employment contract of the President, including, but not limited to, determining whether the President has achieved the management goals, and the determination of compensation of the President and the standing directors. The committee members’ term is for one year, to terminate immediately after the ordinary general meeting of shareholders.

Business Strategy Committee

The Executive and Management Committee is comprised of three standing directors, Yong-Kyung Lee, Sang-Hoon Lee and Hi-Chang Roh, and three outside directors, Kook-Hyun Moon, Jong-Sang Kim and Jeong-Ro Yoon. The committee’s duties include the oversight of medium and long-term business strategies, the annual management plans and budget proposals. The committee members’ term is for one year, to terminate immediately after the ordinary general meeting of shareholders.

Executive Committee

The Executive Committee is comprised of all of the standing directors. The committee’s duties include the establishment and management of branch offices, the acquisition and disposal of real estate having market value between Won 10 billion to Won 30 billion, making investments and providing guarantees up to Won 10 billion, the disposal and sale of stocks of our subsidiaries, which stocks have a market value of between Won 10 billion and Won 30 billion, provided that no change of control with respect to such subsidiary occurs as a result of such disposal or sale, the authorization of charitable contributions between Won 100 million to Won 1 billion and the issuance of certain debt securities.

Insider Trading Committee

The Insider Trading Committee is comprised of four outside directors, Chu-Hwan Yim, Sung-Deuk Park, Kook-Hyun Moon and Stuart B. Solomon. This committee reviews internal transactions and ensures compliance with applicable insider trading rules and regulations. The committee members’ term is for one year, to terminate immediately after the ordinary general meeting of shareholders.

Audit Committee

Under the Securities and Exchange Act of Korea, we are required to establish an audit committee within the board of directors comprised of three or more outside directors. Audit Committee members must also meet the applicable independence criteria set forth under the rules and regulations of the Sarbanes-Oxley Act of 2002. The committee is currently comprised of Jong-Sang Kim, Do-Hwan Kim, Jeong-Ro Yoon and Kon-Sik Kim. Members of the committee are elected by our shareholders at the annual shareholder’s meeting. Our internal and external auditors report directly to the committee.

The duties of the committee include:

•	engaging independent auditors;

•	evaluating performance of independent auditors;

•	approving services to be provided by the independent auditors;

•	reviewing annual financial statements;

•	reviewing audit results and reports;

•	reviewing and evaluating our system of controls and policies; and

•	examining improprieties or suspected improprieties.

In addition, in connection with the ordinary general meeting of shareholders, the committee examines the agenda for, and financial statement and other reports to be submitted by, the board of directors at each ordinary general meeting of shareholders.

Differences in Corporate Governance Practices

Pursuant to the rules of the New York Stock Exchange applicable to foreign private issuers like us that are listed on the New York Stock Exchange, we are required to disclose significant differences between the New York Stock Exchange’s corporate governance standards and those that we follow under Korean law and in accordance with our own internal procedures. The following is a summary of such significant differences.

NYSE Corporate Governance Standards	KT Corporation’s Corporate Governance Practice
Director independence Independent directors must comprise a majority of the board.

The Securities and Exchange Act of Korea requires that our board of directors must comprise no less than a majority of outside directors. Our outside directors must meet the criteria for outside directorship set forth under the Securities and Exchange Act of Korea.

The majority of our board of directors is independent (as defined in accordance with the New York Stock Exchange’s standards), and 8 out of 12 directors are outside directors.

NYSE Corporate Governance Standards	KT Corporation’s Corporate Governance Practice
Nomination/Corporate Governance Committee Listed companies must have a nomination/corporate governance committee composed entirely of independent directors.	We have not established a separate nomination/corporate governance committee. However, we maintain an Outside Director Recommendation Committee composed of four outside directors and one standing director.

Compensation Committee Listed companies must have a compensation committee composed entirely of independent directors.	We maintain an Evaluation and Compensation Committee composed of five outside directors.

Executive Session Listed companies must hold meetings solely attended by non-management directors to more effectively check and balance management directors.	Our outside directors hold meetings solely attended by outside directors in accordance with operation guidelines of our board of directors.

Audit Committee Listed companies must have an audit committee that is composed of more than three directors and satisfy the requirements of Rule 10A-3 under the Exchange Act.	We maintain an Audit Committee comprised of four outside directors who meet the applicable independence criteria set forth under Rule 10A-3 under the Exchange Act.

Shareholder Approval of Equity Compensation Plan

Listed companies must allow its shareholders to exercise their voting rights with respect to any material revision to the company’s equity compensation plan.

We currently have two equity compensation plans: one providing for the grant of stock options to officers and directors; and an Employee Stock Ownership Program.

All material matters related to the granting stock options are provided in our articles of incorporation, and any amendments to the articles of incorporation are subject to shareholders’ approval. Matters related to the Employee Stock Ownership Program are not subject to shareholders’ approval under Korean law.

Corporate Governance Guidelines Listed companies must adopt and disclose corporate governance guidelines.	We currently do not have a corporate governance guideline setting forth our practices with respect to relevant corporate governance matters.

Code of Business Conduct and Ethics

Listed companies must adopt and disclose a code of business conduct and ethics for directors, officers and employees, and promptly disclose any waivers of the code for directors or executive officers.

We have adopted a Code of Ethics for all directors, officers and employees. A copy of our Code of Ethics is available on our website at www.kt..co.kr.

Item 6.D. Employees

On a consolidated basis, we had 43,068 employees as of December 31, 2003,compared to 48,624 employees as of December 31, 2002 and 48,668 employees as of December 31, 2001. KT Freetel had 2,446 employees as of December 31, 2003.

Our efficiency, as measured by lines in service per employee (excluding employees of our subsidiaries), has improved from 446 as of December 31, 1999 to 580 as of December 31, 2003. This improvement has been achieved through the construction of new lines, the continuing modernization of our facilities and the voluntary early retirement programs described below.

The Voluntary Early Retirement Programs

In 2001, we implemented a voluntary early retirement program under which a total of 1,389 employees retired. We have agreed with the KT Trade Union that we will not conduct any spin-offs in the future which result in layoffs of our employees. The aggregate amount of retirement and severance benefits paid in connection with the 2001 program was approximately Won 87 billion (including Won 13 billion of normal retirement and severance benefits).

In 2002, we implemented another voluntary retirement program under which a total of 166 employees retired. The aggregate amount of retirement and severance benefits paid in connection with the 2002 program was approximately Won 19 billion (including Won 3 billion of normal retirement and severance benefits).

In 2003, we implemented another voluntary retirement program under which a total of 5,497 employees retired. The aggregate amount of retirement and severance benefits paid in connection with the 2003 program was approximately Won 943 billion (including Won 111 billion of normal retirement and severance benefits).

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

As of December 31, 2003, about 82.6% of all our employees were members of the KT Trade Union. On behalf of its members, the Union negotiates with us a collective bargaining agreement every two years and an annual agreement on wages. Under the Act of the Promotion of Worker’s Participation and Cooperation, our Employee-Employer Cooperation Committees, which are composed of representatives of management and labor for each business unit and regional office, meet quarterly to discuss employee grievances, working conditions and potential employee-initiated improvements in service or management.

Employee Stock Ownership and Benefits

We have an employee stock ownership association, which may purchase on behalf of its members up to 20% of any of our shares offered publicly in Korea. The employee stock ownership association owned 5.76% of our issued shares as of December 31, 2003.

We maintain a retirement and severance plan, as required by Korean labor law. Employees terminating their employment after one year or more of service are entitled to receive a lump-sum payment based upon the length of their service and their wage rates, with adjustments, at the time of termination. We make provision for our obligations under the retirement plan. In addition, we provide a wide range of fringe benefits to our employees, including physical education grants, meal allowances, housing, housing loans, medical examinations and training and resort centers. See “Item 5. Operating and Financial Review and Prospects—Item 5.A Operating Results—Salaries and Related Costs”.

Employee Training

We operate a central training and learning center in Daejon and three regional training centers in Wonju, Gimhae and Najoo, offering courses in subjects such as management and new technologies. In 2003, our employees participated in such courses at our central and regional training centers, new employees receive training in technology and service, and selected employees receive additional training to enhance their knowledge and leadership skills. We also send selected employees to the Korea Advanced Institute of Science and Technology for training and to universities in Korea and abroad.

Item 6.E. Share Ownership

Common Stock

The persons who are currently our directors held, as a group, 8,826 common shares as of December 31, 2003, the most recent date for which this information is available. This represented less than 0.01% of our outstanding common shares as of December 31, 2003. The table below shows the ownership of our common shares by directors.

Shareholders	Number of common shares owned(1)
Yong-Kyung Lee	6,195
Woo-Sik Kim	500
Sang-Hoon Lee	1,731
Hi-Chang Roh	400

(1)	Each represents less than 0.01% of total common shares.

Stock Options

The following table sets forth information regarding the stock options we have granted to our directors and executive officers. With respect to all of the options granted, we may elect either to issue shares of common stock or pay in cash the difference between the exercise and the market price at the date of exercise. All of the stock options listed below relate to our common shares. See Note 28 to the Consolidated Financial Statements.

Directors	Grant Date	Exercise Period		Exercise Price		Number of Granted Options	Number of Exercised Options	Number of Exercisable Options
		From	To
Yong-Kyung Lee	December 26, 2002	12/27/2004	12/26/2009	(Won)	70,000	300,000	0	300,000
Sung-Deuk Park	Sept. 19, 2003	9/17/2005	9/16/2010	(Won)	57,000	5,200	0	5,200
Chu-Hwan Yim	Sept. 19, 2003	9/17/2005	9/16/2010	(Won)	57,000	5,200	0	5,200
Kook-Hyun Moon	Sept. 19, 2003	9/17/2005	9/16/2010	(Won)	57,000	5,200	0	5,200
Stuart B. Solomon	Sept. 19, 2003	9/17/2005	9/16/2010	(Won)	57,000	5,200	0	5,200
Do-Hwan Kim	Sept. 19, 2003	9/17/2005	9/16/2010	(Won)	57,000	5,200	0	5,200
Jong-Sang Kim	Sept. 19, 2003	9/17/2005	9/16/2010	(Won)	57,000	5,200	0	5,200
Sang-Hoon Lee	December 12, 2003	12/13/2005	12/12/2010	(Won)	65,000	60,000	0	60,000
Woo-Sik Kim	December 12, 2003	12/13/2005	12/12/2010	(Won)	65,000	60,000	0	60,000

Item 7. Major Shareholders and Related Party Transactions

Item 7.A. Major Shareholders

The following table sets forth certain information relating to the shareholders of our common stock as of December 31, 2003.

Shareholders	Number of Shares	Percent of Class
Employee stock ownership association	16,394,226	5.76
National Pension Corporation	9,461,792	3.32
Directors as a group	8,826	0	(3)
Public	184,894,156	64.91
KT Corporation (held in the form of treasury stock)(1)(2)	74,090,974	26.01
Total issued shares	284,849,400	100.00%

(1)	Includes 1,259,710 shares of treasury stock owned by our treasury stock fund.
(2)	Includes shares of treasury stock reserved for delivery upon conversion of the convertible bonds issued in January 2002 and May 2002.
(3)	Less than 0.01%.

Before 1993, the Government owned all of our shares. Since 1993, the Government has gradually reduced its ownership and currently does not own any of our issued shares.

For a discussion of our relationship with the Government, see “Item 4. Information on the Company—Item 4.B. Business overview—Relationship with the Government”. For a discussion of the Government’s dispositions and plans for future dispositions of shares, see “Item 4. Information on the Company—Item 4.C. Organizational Structure”.

Item 7.B. Related Party Transactions

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

We have issued guarantees of Won 112 billion as of December 31, 2001, Won 81 billion as of December 31, 2002 and Won 70 billion as of December 31, 2003, in favor of our consolidated subsidiaries. We have also engaged in various transactions with our subsidiaries and affiliated companies. See Note 2(a) to the Consolidated Financial Statements.

Item 7.C. Interests of Experts and Counsel

Not applicable.

Item 8. Financial Information

Item 8.A. Consolidated Statements and Other Financial Information

See “Item 18—Financial Statements” and pages F-1 through F-73.

Legal Proceedings

Dispute with the Fair Trade Commission

On February 20, 2001, the Fair Trade Commission issued a cease and desist order prohibiting us from engaging in any activity amounting to an unfair intra-group transaction, claiming that certain of our transactions with our affiliates were in violation of the Fair Trade Laws. The Fair Trade Commission alleged that we had unfairly assisted our affiliates by paying them unreasonably high service fees. We paid a fine of approximately Won 30 billion to the Fair Trade Commission but filed an appeal. On July 9, 2001, the Korean Fair Trade Commission rejected our appeal. We subsequently filed an appeal in the Seoul High Court and intend to continue to seek redress in the courts.

Proceedings by the Ministry of Information and Communication

On June 1, 2000, the Government prohibited wireless service providers from providing subsidies to subscribers for purchase of handsets. Subsequently, the Ministry of Information and Communication has imposed fines on entities deemed to be in violation of such prohibition. From time to time, KT Freetel and we have been subject to such fines. Since March 2003, KT Freetel and we have been assessed fines in the aggregate amounts of Won 18.5 billion and Won 7.0 billion, respectively, including the largest fines to date on February 23, 2004 of Won 7.5 billion and Won 4.1 billion, respectively. KT Freetel and we have paid all of the fines assessed on us. SK Telecom and LG Telecom have also been assessed similar fines in the aggregate amounts of Won 32.7 billion and Won 7.0 billion, respectively.

As penalties for providing illegal handset subsidies, the Ministry of Information and Communication has also imposed temporary restrictions on wireless service providers from obtaining new subscribers and us from obtaining new resale subscribers. On June 15, 2004, the Ministry of Information and Communication announced its latest intention to impose such restrictions, which will apply to LG Telecom from June 21, 2004 to July 20, 2004, KT Freetel from July 21, 2004 to August 19, 2004, KT Corporation from July 21, 2004 to August 9, 2004 and SK Telecom from August 20, 2004 to September 28, 2004.

Retirement Benefits Disputes

In March and June of 2003, we implemented our regular voluntary retirement plan, in which 198 employees chose to participate. Under the plan, employees who elected to participate were provided with a paid leave ranging from 3 to 6 months. Later in 2003, we implemented another voluntary retirement plan, in which we provided participating employees with a different retirement and severance package. On February and March of 2004, 155 former employees filed two lawsuits against us, in an aggregate claim amount of Won 7.2 billion, on the basis that they deserve the same retirement package of the September 18, 2003 plan, alleging that the paid leave they received was inferior to the retirement and severance package offered to the participants of the September 18, 2003 plan. The two lawsuits are pending at the Seoul District Court and Seongnam District Court. We anticipate that the remaining 43 former employees who have not filed lawsuits against us may do so in the near future, and, if such suits are filed, we expect the aggregate amount of their claim to be approximately Won 2 billion.

Dispute in the Philippines

In September 2001 and December 2001, two of three subcontractors of Korea Telecom Philippines, Inc. (“KTPI”), our wholly-owned subsidiary in the Philippines, filed lawsuits seeking damages of approximately US$19 million and US$10 million, respectively, from us in connection with a telecommunication project where KTPI acted as the project manager. PT&T, the project coordinator, defaulted on payments to KTPI and, as a consequence, KTPI was unable to make payments to the three subcontractors. Although their contracts were entered into with KTPI, the plaintiffs brought their claims against us on the basis that KTPI is a small, wholly- owned subsidiary with insufficient assets to pay the claimed amounts and we are the actual party owing payment obligations to such sub-contractors. With respect to the claim for US$19 million, which was brought by Korea Communications Engineering, the Seoul District Court held in December 2002 that we should pay US$4.17 million and applicable interest accrued on such amount to the claimant. We accrued US$4.17 million and US$1.1 million of applicable interests as expenses in 2003. The Seoul District Court also ordered that the full amount of the judgment be paid although the judgment was not ultimately concluded, and we filed an application for an order suspending such payment obligation pending our appeal of the judgment. Based on our application, the Seoul District Court reduced our payment obligation to Won 1 billion. We paid such amount but filed an appeal to the Seoul High Court which ruled in our favor. Korea Communications Engineering subsequently appealed the Seoul High Court’s judgment to the Supreme Court of Korea, which appeal is currently pending. The claim for US$10 million was brought by Ssangyong Singapore Pte., Ltd. in the Seoul District Court, but the claim for the entire amount was denied on June 20, 2003. However, Ssangyong Singapore Pte., Ltd. filed an appeal with the Seoul High Court on July 25, 2003. We cannot give assurance that the ultimate outcome of these lawsuits or related future claims will be favorable to us.

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

Dividends

The table below sets out the dividends declared on the outstanding common stock to shareholders of record on December 31 of the years indicated. As of December 31, 2003, there were 284,849,400 shares of common stock issued. The dividends set out for each of the years below were paid in the immediately following year.

Year Ended December 31,	Dividend Per Common Stock to Government	Dividend Per Common Stock to Public	Average Dividend Per Share	Total Amount of Dividend Declared
	(in Won)	(in Won)	(in Won)	(in billions of Won)
1999	150	500	294	91.14
2000	450	600	511	159.27
2001	720	720	720	224.05
2002	—	860	860	212.89
2003	—	2,000	2,000	421.52

If sufficient profits are available, the Board of Directors may propose annual dividends on the outstanding common stock, which our shareholders must approve by a resolution at the ordinary general meeting of shareholders. This meeting is generally held in March of the following year and if our shareholders at such ordinary general meeting of shareholders approve the annual dividend, we must pay such dividend within one month following the date of such resolution. Typically, we pay such dividends shortly after the meeting. The declaration of annual dividends is subject to the vote of our shareholders, and consequently, there can be no assurance as to the amount of dividends per common stock or that any such dividends will be declared. Interim dividends paid in cash can be declared by a resolution of the board of directors. See “Item 10. Additional Information—Item 10.B. Memorandum and Articles of Association—Dividends” and “Item 12. Description of Securities Other than Equity Securities—Description of American Depositary Shares—Dividends and Distributions”.

The Commercial Code provides that shares of a company of the same class must receive equal treatment. However, major shareholders may consent to receive dividend distributions at a lesser rate than minor shareholders (a “Differential Rate”). Accordingly, it is possible that in any given dividend distribution, the dividend distribution per share may vary depending on whether major shareholders consent to receiving dividends at a Differential Rate. If any shareholder who would otherwise receive the reduced dividend dissents, such shareholder would receive a dividend at the full rate. When a Differential Rate dividend is to be distributed, the resolution declaring the dividend must specify both the full dividend rate for minor shareholders and the reduced rate for the consenting shareholders. Previously, the Government consented to receiving a smaller dividend compared to other shareholders. The Government no longer holds any interest in us.

Any cash dividends relating to the shares held in the form of ADSs will be paid to the depositary bank in Won. The deposit agreement provides that, except in certain circumstances, cash dividends received by the depositary bank will be converted by the depositary bank into Dollars and distributed to the holders of the ADRs, less withholding tax, other governmental charges and the depositary bank’s fees and expenses. See “Item 12. Description of Securities Other than Equity Securities—Description of the American Depositary Shares—Dividends and Distributions”.

Item 8.B. Significant Changes

Not applicable.

Item 9. The Offer and Listing

Item 9.A. Offer and Listing Details

Notes

Our 7.50% Notes due 2006 and 7.625% Notes due 2007 are traded in the over-the-counter market. Sales prices for the Notes are not regularly reported on any exchange or other quotation service. Our 0.25% Convertible Notes due 2007 are listed on the Luxembourg Stock Exchange. There is no existing trading market for our 4.30% Bonds due 2005.

Shares and ADSs

The principal trading market for the shares is the Korea Stock Exchange. The ADSs are traded on the New York Stock Exchange under the symbol “KTC”. The ADSs have been admitted to the Official List of the London Stock Exchange. Each ADS represents one-half of one share.

Item 9.B. Plan of Distribution

Not applicable.

Item 9.C. Markets

The Korea Stock Exchange

The Korea Stock Exchange began its operations in 1956. Currently it is the only stock exchange in Korea. It has a single trading floor located in Seoul. The Korea Stock Exchange is a non-profit making organization privately managed by its members, consisting of all Korean securities companies and some Korean branches of foreign securities companies.

As of December 31, 2003, the aggregate market value of equity securities listed on the Korea Stock Exchange was approximately Won 355 trillion. The average daily trading volume of equity securities for 2003 was approximately 542 million shares with an average transaction value of Won 2,217 billion.

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

					Period Average
Year	Opening	High	Low	Closing	Dividend Yield(1) (percent)	Price Earnings Ratio(2)
1979	131.28	131.28	104.38	118.97	17.8	3.8
1980	100.00	119.36	100.00	106.87	20.9	2.6
1981	97.95	165.95	93.14	131.37	13.2	3.1
1982	123.60	134.49	106.00	127.31	10.5	3.4
1983	122.52	134.46	115.59	121.21	6.9	3.8
1984	116.73	142.46	114.37	142.46	5.1	4.5
1985	139.53	163.37	131.40	163.37	5.3	5.2
1986	161.40	279.67	153.85	272.61	4.3	7.6
1987	264.82	525.11	264.82	525.11	2.6	10.9
1988	532.04	922.56	527.89	907.20	2.4	11.2
1989	919.61	1,007.77	844.75	909.72	2.0	13.9
1990	908.59	928.82	566.27	696.11	2.2	12.8
1991	679.75	763.10	586.51	610.92	2.6	11.2
1992	624.23	691.48	459.07	678.44	2.2	10.9
1993	697.41	874.10	605.93	866.18	1.6	12.7

					Period Average
Year	Opening	High	Low	Closing	Dividend Yield(1) (percent)		Price Earnings Ratio(2)
1994	879.32	1,138.75	855.37	1,027.37	1.2		16.2
1995	1,013.57	1,016.77	847.09	882.94	1.2		16.4
1996	888.85	986.84	651.22	651.22	1.3		17.8
1997	653.79	792.29	350.68	376.31	1.5		17.0
1998	385.49	579.86	280.00	562.46	1.9		10.8
1999	587.57	1,028.07	498.42	1,028.07	1.1		13.5
2000	1,059.04	1,059.04	500.60	504.62	1.6	(3)	18.6	(3)
2001	520.95	704.50	468.76	693.70	2.0	(3)	14.2	(3)
2002	724.95	937.61	584.04	627.55	1.4	(3)	17.8	(3)
2003	802.5	824.26	512.30	810.71	2.2	(3)	10.9	(3)
2004 (through June 23)	753.28	939.52	716.95	738.93	2.1	(3)	12.8	(3)

Source:    The Korea Stock Exchange

(1)	Dividend yields are based on daily figures. Before 1983, dividend yields were calculated at the end of each month. Dividend yields after January 3, 1984 include cash dividends only.
(2)	The price earnings ratio is based on figures for companies that record a profit in the preceding year.
(3)	Starting in April 2000, dividend yield and price earnings ratio of KOSPI 200, an index of 200 equity securities listed on the Korea Stock Exchange. Starting in April 2000, excludes classified companies, companies which did not submit annual reports to the Korea Stock Exchange, and companies which received disqualified opinion from external auditors.

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

Due to a recent deregulation of restrictions on brokerage commission rates, the brokerage commission rate on equity securities transactions may be determined by the parties, subject to commission schedules being filed with the Korea Stock Exchange by the securities companies. In addition, a securities transaction tax will generally be imposed on the transfer of shares or certain securities representing rights to subscribe for shares at the rate of 0.15% if such transfer is made through the Korea Stock Exchange. A special agricultural and fishery tax of 0.15% of the sales prices will also be imposed on transfer of these shares and securities on the Korea Stock Exchange. See “Item 10. Additional Information—Item 10.A. Taxation—Korean Taxation”.

The number of companies listed on the Korea Stock Exchange, the corresponding total market capitalization at the end of the periods indicated and the average daily trading volume for those periods are set forth in the following table:

	Market Capitalization on the Last Day of Each Period			Average Daily Trading Volume, Value
Year	Number of Listed Companies	(Millions of Won)	(Thousands of Dollars)(1)	Thousands of Shares	(Millions of Won)	(Thousands of Dollars)(1)
1979	355	2,609,414	5,391,351	5,382	4,579	4,641
1980	352	2,526,553	3,828,691	5,654	3,897	5,905
1981	343	2,959,057	4,224,207	10,565	8,708	12,433
1982	334	3,000,494	4,407,711	9,704	6,667	8,904
1983	328	3,489,654	4,386,743	9,325	5,941	7,468
1984	336	5,148,460	6,222,456	14,847	10,642	12,862
1985	342	6,570,404	7,380,818	18,925	12,315	13,834
1986	355	11,994,233	13,924,115	31,755	32,870	38,159
1987	389	26,172,174	33,033,162	20,353	70,185	88,584
1988	502	64,543,685	94,348,318	10,367	198,364	289,963
1989	626	95,476,774	140,489,660	11,757	280,967	414,431
1990	669	79,019,676	110,301,055	10,866	183,692	256,500
1991	686	73,117,833	96,182,364	14,022	214,263	281,850
1992	688	84,711,982	107,502,515	24,028	308,246	391,175
1993	693	112,665,260	139,419,948	35,130	574,048	676,954
1994	699	151,217,231	191,729,721	36,862	776,257	984,223
1995	721	141,151,399	182,201,367	26,130	487,762	629,614
1996	760	117,369,988	139,031,021	26,571	486,834	575,733
1997	776	70,988,897	50,161,742	41,525	555,759	392,707
1998	748	137,798,451	114,090,455	97,716	660,429	471,432
1999	725	349,503,966	305,137,040	278,551	3,481,620	3,039,654
2000	704	188,041,490	150,162,898	306,163	2,602,211	2,078,028
2001	689	255,850,070	194,784,979	473,241	1,997,420	1,520,685
2002	683	258,680,756	216,071,436	857,245	3,041,595	2,540,590
2003	684	355,362,967	298,123,294	385,852	2,026,774	1,700,314
2004 (through June 23)	677	328,623,361	275,690,739	368,500	1,967,997	1,651,004

Source: The	Korea Stock Exchange
(1)	Converted at the Concentration Base Rate of The Bank of Korea or the Market Average Exchange Rate, as the case may be, at the end of the periods indicated.

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

Market Price Information

Common Stock

Our shares were listed on the Korea Stock Exchange on December 23, 1998. The price of the shares on the Korea Stock Exchange as of the close of trading on June 25, 2004 was Won 40,250 per Share. The table below shows the high and low closing prices and the average daily volume of trading activity on the Korea Stock Exchange for the shares since December 23, 1998.

	Price		Average Daily Trading Volume
	High	Low
	(in Won)		(Number of Shares)
1999	179,000	33,550	977,499
First quarter	45,000	33,550	789,344
Second quarter	79,000	41,800	1,025,689
Third quarter	91,500	72,200	730,069
Fourth quarter	179,000	74,300	1,355,593
2000	169,000	58,000	941,178
First quarter	169,000	94,000	1,366,174
Second quarter	102,500	73,000	1,173,388
Third quarter	96,900	58,000	510,957
Fourth quarter	73,000	59,000	696,727
2001	81,900	40,500	716,042
First quarter	81,900	55,600	738,074
Second quarter	63,000	51,100	729,157
Third quarter	54,600	40,500	606,358
Fourth quarter	56,800	44,800	788,673
2002	65,000	41,350	1,261,121
First quarter	65,000	44,300	1,772,568
Second quarter	63,200	46,650	1,334,419
Third quarter	56,300	41,350	932,334
Fourth quarter	55,000	48,100	1,031,093
2003	53,600	41,900	867,991
First quarter	53,600	41,900	760,406
Second quarter	50,400	44,200	899,265
Third quarter	46,900	42,650	875,808
Fourth quarter	51,400	43,950	936,020
2004 (through June 25)	47,550	35,900	689,432
First quarter	47,550	42,250	776,735
January	47,550	44,100	1,088,609
February	45,000	43,000	763,433
March	44,500	42,250	537,750
Second quarter (through June 25)	42,150	35,900	597,533
April	42,150	40,200	560,306
May	41,700	35,900	735,219
June (through June 25)	40,250	38,100	493,562

Source:	Korea Stock Exchange.

ADSs

The outstanding ADSs, each of which represents one-half of one share of our common stock, are traded on the New York Stock Exchange and the London Stock Exchange.

The price of the ADSs on the New York Stock Exchange as of the close of trading on June 24, 2004 was $18.02 per ADS. The table below shows the high and low trading prices and the average daily volume of trading activity on the New York Stock Exchange for our ADSs since May 25, 1999.

	Price		Average Daily Trading Volume
	High	Low
	(in US$)		(Number of ADSs)
1999 (from May 25)	74.75	27.56	575,160
Second quarter (from May 25)	40.00	27.56	1,419,844
Third quarter	44.25	31.75	440,850
Fourth quarter	74.75	31.50	388,502
2000	74.50	26.88	467,352
First quarter	74.50	41.13	582,749
Second quarter	48.88	32.13	493,857
Third quarter	49.88	30.75	353,878
Fourth quarter	37.88	26.88	438,925
December	35.19	26.88	384,170
2001	39.88	16.39	1,085,253
First quarter	39.88	22.50	541,265
Second quarter	27.75	20.35	889,440
Third quarter	21.87	16.39	1,235,822
Fourth quarter	24.94	18.10	1,666,189
2002	24.64	18.12	1,084,210
First quarter	24.49	18.12	1,620,290
Second quarter	24.64	21.45	1,100,248
Third quarter	22.76	19.42	900,939
Fourth quarter	22.60	19.43	749,067
2003	22.58	16.85	878,552
First quarter	22.58	16.85	904,731
Second quarter	20.43	17.53	873,013
Third quarter	20.35	18.15	801,345
Fourth quarter	21.57	18.50	936,258
2004 (through June 24)	20.35	16.57	889,641
First quarter	20.35	18.60	924,189
January	20.35	18.68	907,430
February	19.65	18.60	1,034,316
March	19.51	18.60	847,287
Second quarter (through June 24)	19.21	16.57	853,337
April	19.21	18.42	778,467
May	18.63	16.57	991,810
June (through June 24)	18.27	17.82	786,828

Source:	New York Stock Exchange.

Item 9.D. Selling Shareholders

Not applicable.

Item 9.E. Dilution

Not applicable.

Item 9.F. Expenses of the Issuer

Not applicable.

Item 10. Additional Information

Item 10.A. Share Capital

Currently, our authorized share capital is 1,000,000,000 shares, which consists of shares of common stock, par value Won 5,000 per share (“Common Shares”) and shares of non-voting preferred stock, par value Won 5,000 per share (“Non-Voting Shares”). Common Shares and Non-Voting Shares together are referred to as “Shares”. Under our articles of incorporation, we are authorized to issue Non-Voting Shares up to one-fourth of our total issued capital stock. As of December 31, 2003, 284,849,400 Common Shares were issued, of which 1,259,170 shares were held by the treasury stock fund and an additional 72,831,804 shares were held by us as treasury shares. We have never issued any Non-Voting Shares. All of the issued Common Shares are fully-paid and non-assessable and are in registered form. We issue share certificates in denominations of 1, 5, 10, 50, 100, 500, 1,000 and 10,000 shares.

Item 10.B. Memorandum and Articles of Association

This section provides information relating to our capital stock, including brief summaries of material provisions of our articles of incorporation, the Korean Securities and Exchange Act of 1962 (the “Securities and Exchange Act”), the Commercial Code and related laws of Korea, all as currently in effect. The following summaries are subject to, and are qualified in their entirety by reference to, our articles of incorporation and the applicable provisions of the Securities and Exchange Act and the Commercial Code. We have filed copies of our articles of incorporation and these laws as exhibits to registration statements under the Securities Act or the Securities Exchange Act previously filed by us.

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

Under the Commercial Code, we may pay our dividend only out of the excess of our net assets, on a non-consolidated basis, over the sum of (1) our stated capital and (2) the total amount of our capital surplus reserve and legal reserve accumulated up to the end of the relevant dividend period. In addition, we may not pay any dividend unless we have set aside as legal reserve an amount equal to at least 10% of the cash portion of the dividend or unless we have accumulated a legal reserve of not less than one-half of our stated capital. Financial Supervisory Commission regulations applicable to companies listed on the Korea Stock Exchange requires us to set aside specified amounts as financial structure improvement reserve until the ratio of our shareholders’ equity to the total assets reaches 30.0%. We may not use legal reserve to pay cash dividends but may transfer amounts from legal reserve to capital stock or use legal reserve to reduce an accumulated deficit. See Note 26 to the Consolidated Financial Statements.

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

Members of our employee stock ownership association, whether or not they are our shareholders, generally have a preemptive right to subscribe for up to 20% of the Shares publicly offered pursuant to the Securities and Exchange Act. This right is exercisable only to the extent that the total number of Shares so acquired and held by members of our employee stock ownership association does not then exceed 20% of the total number of all issued and uncancelled Shares then issued. As of December 31, 2003, approximately 5.76% of the issued Shares were held by members of our employee stock ownership association.

Limitation on Shareholdings

The Telecommunications Business Law permits maximum aggregate foreign shareholding in us to be 49% of our total issued and outstanding Shares with voting rights. For the purposes of the foregoing, a shareholder is a “foreign shareholder” if such shareholder is: (1) a foreign person; (2) a foreign government; or (3) a company (i) in which foreign persons and/or foreign governments hold, in aggregate, 15% or more of such company’s total voting shares, (ii) such company’s largest shareholder is a foreign person or a foreign government, and (iii) such company holds at least 1% of our total issued and outstanding Shares with voting rights. For the avoidance of doubt, all of conditions (i) to (iii) in the foregoing clause (3) must exist for such a company to be counted as a “foreign shareholder” for the purposes of calculating whether the 49% foreign shareholding threshold is reached under the Telecommunications Business Law. In addition, Foreign Investment Promotion Act regulations prohibit a foreign shareholder from being our largest shareholder if such shareholder owns 5% or more of our Shares with voting rights. For the purposes of this restriction, a “foreign shareholder” is defined in the same manner as described above with respect to the foreign shareholding restriction under the Telecommunications Business Law, provided, however, that no exception is made under the Foreign Investment Promotion Act regulations for companies that own less than 1% of our Shares (see clause (3)(iii) above in this paragraph). A foreigner who has acquired the Shares in excess of such ceiling described above may not exercise its voting rights for shares in excess of such limitation, and the Ministry of Information and Communication may require corrective measures to comply with the ownership restrictions.

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

Voting Rights

Holders of our Common Shares are entitled to one vote for each Common Share, except that voting rights of Common Shares held by us, or by a corporate shareholder that is more than 10% owned by us either directly or indirectly, may not be exercised. The Commercial Code permits cumulative voting, under which voting method each shareholder has multiple voting rights corresponding to the number of directors to be appointed in the voting and may exercise all voting rights cumulatively to elect one director. Our articles of incorporation permit cumulative voting at our shareholders’ meeting. Under the Securities and Exchange Act, any shareholder holding shares equivalent to not less than 1/100 of the total number of shares with voting rights issued may ask us to select and appoint such directors by cumulative voting.

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

Holders of ADRs exercise their voting rights through the depositary bank, an agent of which is the record holder of the underlying Common Shares. Subject to the provisions of the deposit agreement, ADR holders are entitled to instruct the depositary bank how to vote the Common Shares underlying their ADSs. See “Item 12. Description of Securities Other than Equity Securities—Description of American Depositary Shares—Voting Rights”.

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

Under the Securities and Exchange Act, we must file with the Financial Supervisory Commission and the Korea Stock Exchange (1) an annual report within 90 days after the end of our fiscal year and (2) interim reports with respect to the three month period, six month period and nine month period from the beginning of each fiscal year within 45 calendar days following the end of each period. Copies of these reports are or will be available for public inspection at the Financial Supervisory Commission and the Korea Stock Exchange.

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

Under current Korean regulations, Korean securities companies and banks, including licensed branches of non-Korean securities companies and banks, investment management companies, futures trading companies, internationally recognized foreign custodians and the Korea Securities Depository may act as agents and provide related services for foreign shareholders. Certain foreign exchange controls and securities regulations apply to the transfer of Shares by non-residents or non-Koreans. See “Item 10. Additional Information—Item 10.D. Exchange Controls”.

Our transfer agent is Kookmin Bank, located at 24-3, Yoido-dong, Youngdungpo-ku, Seoul, Korea.

Acquisition of Shares by Us

We may not acquire our own Shares except in limited circumstances, such as a reduction in capital. In addition, we may acquire Shares through purchases on the Korea Stock Exchange or through a tender offer. We may also acquire interests in our own Shares through agreements with trust companies, securities investment trust companies and securities investment companies. The aggregate purchase price for the Shares may not exceed the total amount available for distribution of dividends at the end of the preceding fiscal year, subject to certain procedural requirements, provided that, in case of acquisition of our own Shares by us for the purpose of cancellation, the aggregate purchase price may not exceed the total amount available for distribution of dividends at the end of the current fiscal year minus certain reserves.

In general, corporate entities in which we own a 50% or more equity interest may not acquire our Shares.

Liquidation Rights

In the event of our liquidation, after payment of all debts, liquidation expenses and taxes, our remaining assets will be distributed among shareholders in proportion to their shareholdings. Holders of Non-Voting Shares have no preference in liquidation.

Item 10.C. Material Contracts

None.

Item 10.D. Exchange Controls

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

Under the Investment Rules, with certain exceptions, foreign investors may acquire shares of a Korean company without being subject to any foreign investment ceiling. As one such exception, designated public corporations are subject to a 40% ceiling on the acquisition of shares by foreigners in the aggregate. Designated public corporations may set a ceiling on the acquisition of shares by a single person within 3% of the total number of shares. Currently, Korea Electric Power Corporation is the only designated public corporation which has set such a ceiling. Furthermore, an investment by a foreign investor of not less than 10% of the issued shares with voting rights of a Korean company is defined as a direct foreign investment under the Foreign Investment Promotion Law, which is, in general, subject to the report to, and acceptance, by the Ministry of Commerce, Industry and Energy. The acquisition of our Shares by a foreign investor is also subject to the restrictions prescribed in the Telecommunications Business Law. The Telecommunications Business Law limits the maximum aggregate foreign shareholdings in us to 49% of the total issued shares with voting rights and Foreign Investment Promotion Act regulations prohibit a foreign shareholder from being our largest shareholder if such shareholder owns 5% or more of our Shares. See “Item 4. Information on the Company—Item 4.B. Business Overview—Regulation—Foreign Investment” and “—Limitation on Shareholdings”. A foreigner who has acquired Shares in excess of such restriction described above may not exercise its voting rights with respect to the Shares exceeding such limitations. As of December 31, 2003, 45.5% of our common shares were owned by foreign investors.

Under the Foreign Exchange Transaction Laws, a foreign investor who intends to acquire shares through a securities company in Korea must designate a foreign exchange bank at which he must open a foreign currency account and a Won account exclusively for stock investments. No approval is required for remittance into Korea and deposit of foreign currency funds in the foreign currency account. Foreign currency funds may be transferred from the foreign currency account at the time required to place a deposit for, or settle the purchase price of, a stock purchase transaction to a Won account opened at a securities company. Funds in the foreign currency account may be remitted abroad without any governmental approval.

Dividends on Shares are paid in Won. No governmental approval is required for foreign investors to receive dividends on, or the Won proceeds of the sale of, any shares to be paid, received and retained in Korea. Dividends paid on, and the Won proceeds of the sale of, any shares held by a non-resident of Korea must be deposited either in a Won account with the investor’s securities company or his Won Account. With respect to the withdrawal of local living expenses, up to US$10,000 in Won equivalent per individual may be withdrawn without governmental approval or filing of any report to governmental authorities. However, if an amount in excess of such threshold is withdrawn in any single withdrawal transaction, such withdrawal must be reported to the Korea Tax Office. Funds in the Won Account may also be used for future investment in shares or for payment of the subscription price of new shares obtained through the exercise of preemptive rights.

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

Item 10.E. Taxation

The following summary is based upon tax laws of the United States and the Republic of Korea as in effect on the date of this annual report on Form 20-F, and is subject to any change in United States or Korean law that may come into effect after such date. Investors in the convertible notes, bonds, shares of common stock or ADSs are advised to consult their own tax advisers as to the United States, Korean or other tax consequences of the purchase, ownership and disposition of such securities, including the effect of any national, state or local tax laws. In this section, all references to “convertible notes” mean our 0.25% Convertible Notes due 2007 and all references to “bonds” mean our 7.50% Notes due 2006, 7.625% Notes due 2007 and 4.30% Bonds due 2005.

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

Shares or ADSs

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

Capital Gains

Capital gain from a sale of shares of common stock will generally be exempt from Korean taxation if you have owned, together with certain related parties, less than 25% of our total issued shares during the year of sale and the five calendar years before the year of sale, and the sale is made through the Korea Stock Exchange. Capital gain earned by a non-Korean holder from a sale of ADSs outside of Korea are exempt from Korean taxation by virtue of the STTCL, provided that the issuance of the ADSs is deemed to be an overseas issuance under the STTCL.

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

If you sell your shares of common stock or ADSs, the purchaser or, in the case of a sale of shares of common stock on the Korea Stock Exchange or through a licensed securities company in Korea, the licensed securities company, is required to withhold Korean tax from the sales price in an amount equal to 11% of the gross realization proceeds and to make payment thereof to the Korean tax authorities, unless you establish your entitlement to an exemption or lower rate of taxation under an applicable tax treaty or produce satisfactory evidence of your acquisition cost and the transaction costs for the shares of common stock or ADSs. In order to obtain the benefit of an exemption of tax pursuant to a tax treaty, you must submit to the purchaser or the securities company (or through the depositary), as the case may be, prior to the first payment, an exemption application, together with a certificate of your tax residence issued by a competent authority of your residence country. This requirement will not apply to exemptions under Korean tax law. Excess taxes withheld are generally not recoverable even if you subsequently produce evidence that you were entitled to have taxes withheld at a lower rate.

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

Securities Transaction Tax

If you transfer shares of common stock on the Korea Stock Exchange, you will be subject to securities transaction tax at a rate of 0.15% and an agriculture and fishery special tax at a rate of 0.15%, calculated based on the sales price of the shares. If you transfer shares of common stock and your transfer is not made on the Korea Stock Exchange you will generally be subject to the securities transaction tax at a rate of 0.5% and will generally not be subject to the agriculture and fishery special tax. Transfers of ADSs will not be subject to either the securities transaction tax or the agriculture and fishery special tax.

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

United States Federal Income Taxation

This summary describes the material U.S. federal income tax consequences to you, if you are a U.S. holder (as defined below), of owning our convertible notes, bonds, shares of common stock or ADSs. This summary applies to you only if you hold convertible notes, bonds, shares of common stock or ADSs as capital assets for tax purposes and, in the case of the convertible notes, only if you purchased such convertible notes in the applicable initial offering at their issue price. This summary does not apply to you if you are a member of a class of holders subject to special rules, such as:

•	a dealer in securities or currencies;

•	a trader in securities that elects to use a mark-to-market method of accounting for your securities holdings;

•	a bank;

•	a life insurance company;

•	a tax-exempt organization;

•	a person that holds convertible notes, bonds, shares of common stock or ADSs that are a hedge or that are hedged against interest rate or currency risks;

•	a person that holds convertible notes, bonds, shares of common stock or ADSs as part of a straddle or conversion transaction for tax purposes;

•	a person whose functional currency for tax purposes is not the U.S. dollar; or

•	a person that owns or is deemed to own 10% or more of any class of our stock.

This summary is based on laws, treaties and regulatory interpretations in effect on the date hereof, all of which are subject to change, possibly on a retroactive basis.

Please consult your own tax advisers concerning the U.S. federal, state, local and other national tax consequences of purchasing, owning and disposing of convertible notes, bonds, shares of common stock or ADSs in your particular circumstances.

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

Subject to certain exceptions for short-term and hedged positions, the U.S. dollar amount of dividends received by an individual prior to January 1, 2009 with respect to the ADSs will be subject to taxation at a maximum rate of 15% if the dividends are “qualified dividends.” Dividends paid on the ADSs will be treated as qualified dividends if (i) the ADSs are readily tradeable on an established securities market in the United States and (ii) we were not, in the year prior to the year in which the dividend was paid, and are not, in the year in which the dividend is paid, a passive foreign investment company (“PFIC”), foreign personal holding company (“FPHC”) or foreign investment company (“FIC”). The ADSs are listed on the New York Stock Exchange, and will qualify as readily tradeable on an established securities market in the United States so long as they are so listed. Based on our audited financial statements and relevant market and shareholder data, we believe that we were not treated as a PFIC, FPHC or FIC for U.S. federal income tax purposes with respect to our 2003 taxable year. In addition, based on our audited financial statements and our current expectations regarding the value and nature of our assets, the sources and nature of our income, and relevant market and shareholder data, we do not anticipate becoming a PFIC, FPHC or FIC for our 2004 taxable year. Based on existing guidance, it is not entirely clear whether dividends received with respect to the common shares will be treated as qualified dividends, because the common shares are not themselves listed for trading on a U.S. exchange. In addition, the U.S. Treasury has announced its intention to promulgate rules pursuant to which holders of ADSs or common stock and intermediaries though whom such securities are held will be permitted to rely on certifications from issuers to establish that dividends are treated as qualified dividends. Because such procedures have not yet been issued, it is not clear whether we will be able to comply with them. You should consult your own tax advisers regarding the availability of the reduced dividend tax rate in the light of your own particular circumstances.

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

U.S. Information Reporting and Backup Withholding Rules

Payments in respect of the convertible notes, bonds, shares of common stock or ADSs that are made within the United States or through certain U.S.-related financial intermediaries are subject to information reporting and may be subject to backup withholding unless the holder (1) is a corporation or other exempt recipient or (2) provides a taxpayer identification number and certifies that no loss of exemption from backup withholding has occurred. Holders that are not U.S. persons generally are not subject to information reporting or backup withholding. However, such a holder may be required to provide a certification of its non-U.S. status in connection with payments received within the United States or through a U.S.-related financial intermediary.

Item 10.F. Dividends and Paying Agents

See “Item 8. Financial Information—Consolidated Statements and Other Financial Information—Dividends” for information concerning our dividend policies and our payment of dividends. See “Item 10. Additional Information—Item 10.B. Memorandum and Articles of Association—Dividends” for a discussion of the process by which dividends are paid on our common shares. See “Item 12. Description of Securities Other than Equity Securities—Description of American Depositary Shares—Dividends and Distributions” for a discussion of the process by which dividends are paid on our ADSs. The paying agent for payment of our dividends on ADSs in the United States is Citibank, N.A.

Item 10.G. Statements by Experts

The financial statements as of December 31, 2002 and 2003 and for the three years ended December 31, 2003 included in this annual report have been audited by KPMG Samjong Accounting Corp., independent registered public accounting firm, as stated in their report appearing herein and are included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing. KPMG Samjong Accounting Corp. is the Korean member firm of KPMG. KPMG refers to the network of member firms of KPMG International, each of which is a separate and independent legal entity. KPMG Samjong Accounting Corp.’s address is Star Towers, 10th Floor, Kangnam-ku Yuksam-dong 773, Seoul (135-984), Korea.

Item 10.H. Documents on Display

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

Exchange Rate Risk

Substantially all of our cash flow is denominated in Won. We are exposed to foreign exchange risk related to foreign currency denominated liabilities and anticipated foreign exchange payments. Anticipated foreign exchange payments, mostly in Dollars, relate primarily to payments of foreign currency denominated debt, net settlements paid to foreign telecommunication carriers and payments for equipment purchased from foreign suppliers.

We entered into two currency swap contracts for principal and interest denominated in Won in place of principal and interest of long-term debt denominated in dollars in June 2003. Details of currency swap contracts outstanding as of December 31, 2003 are as follows:

Bank	Contract amount (millions)	Fixed amount (billions)		Receiving interest rate	Paying interest rate	Terminal date
J.P. Morgan	$50	(Won)	59.8	4.3% per year in Dollars	6.17% per year in Won	January 3, 2005
J.P. Morgan	$150	(Won)	179.8	3-month LIBOR plus 0.80% in Dollars	3-month LIBOR plus 2.64% in Won	June 23, 2006

Under these currency swap contracts, we recognized a valuation loss of (Won)2.4 billion in 2003.

In October 2003, we also entered into five interest currency swap contracts with financial institutions for principal and the variable rate of interest denominated in Won in place of principal and the fixed rate of interest of long-term debt denominated in Dollars. The principal amounts in Won will be adjusted according to the foreign exchange rate of the terminal date within certain ranges. Details of interest currency swap contracts outstanding as of December 31, 2003 are as follows:

Bank	Contract amount (millions)	Amount (billions)		Fixed Receiving interest rate (1 year)	Variable paying interest rate (6 months)	Terminal date
J.P. Morgan	$50	(Won)	55 to 60	4.3% (US$)	LIBOR plus 4.55% (Won)	January 3, 2005
Citibank	$25	(Won)	27 to 30	4.3% (US$)	LIBOR plus 4.45% (Won)	January 3, 2005
UBS Bank	$25	(Won)	27 to 30	4.3% (US$)	LIBOR plus 4.45% (Won)	January 3, 2005
Deutsche bank	$50	(Won)	55 to 60	4.3% (US$)	LIBOR plus 4.57% (Won)	January 3, 2005
Shinhan bank	$50	(Won)	55 to 60	4.3% (US$)	LIBOR plus 4.45% (Won)	January 3, 2005

Under these interest currency swap contracts, we recognized a valuation gain of (Won)5.1 billion in 2003.

Interest Rate Risk

We are also subject to market risk exposure arising from changing interest rates. A reduction of interest rates increases the fair value of our debt portfolio, which is primarily of a fixed interest nature. We use, to a limited extent, interest rate swap contracts, interest rate swaption contracts and interest currency swap contracts to reduce interest rate volatility on some of our debt and manage our interest expense by achieving a balanced mixture of floating and fixed rate debt.

During 2003, we entered into various interest rate swap contracts with financial institutions for variable rates of interest in place of fixed rates of interest. Details of interest rate swap contracts outstanding as of December 31, 2003 are as follows:

Bank	Nominal premium (millions)	Fixed amount (millions of Dollars and billions of Won)		Fixed interest rate (1 year)	Variable interest rate	Terminal date
J.P. Morgan	$1.6	US$	150	7.500%	6-month LIBOR plus 4.320%	June 1, 2006
J.P. Morgan	$0.5	US$	200	7.625%	6-month LIBOR plus 4.610%	April 15, 2007
J.P. Morgan	—	(Won)	110	5.290%	3-month LIBOR plus 1.470%	April 30, 2008
J.P. Morgan	—	(Won)	90	5.810%	3-month LIBOR plus 2.470% plus contingent spread	December 30, 2004
J.P. Morgan	—	(Won)	90	5.980%	3-month LIBOR plus 2.470% plus contingent spread	December 30, 2004
Citibank	—	(Won)	110	5.290%	3-month LIBOR plus 1.470%	April 30, 2008
Shinhan Bank	—	(Won)	180	6.350%	3-month LIBOR plus 2.470% plus contingent spread	September 30, 2007

Under the above interest rate swap contracts, we recognized a net valuation loss of (Won)13.4 billion in 2003. In addition, we settled two contracts before the terminal date and recognized a transaction gain of (Won)8.2 billion in 2003.

In 2002, we also entered into one interest rate swaption contract with Citibank for variable rates of interest in place of fixed rates of interest. Details of interest rate swaption contract outstanding as of December 31, 2003 are as follows:

Bank	Swaption premium (billions)		Fixed interest rate (3 months)	Variable interest rate (3 months)	Exercise date	Type
Citibank	(Won)	1.9	1.975%	91-day certified deposit rate	April 25, 2005	Selling

Under the above interest swaption contract, we recognized a valuation gain of (Won)2.4 billion in 2003.

In addition, we entered into five interest currency swap contracts with financial institutions for principal and the variable rate of interest denominated in Won in place of principal and the fixed rate of interest of long-term debt denominated in U.S. dollars in October 2003, as discussed above in “—Exchange Rate Risk”.

See note 22 to the Consolidated Financial Statements.

The following table summarizes the carrying amounts, fair values, principal cash flows by maturity date and weighted average interest rates of our short-term and long-term liabilities as of December 31, 2003 which are sensitive to exchange rates and/or interest rates. The information is presented in Won, which is our reporting currency.

	Maturities
							December 31, 2003		December 31, 2002
	2004	2005	2006	2007	2008	Thereafter	Total	Fair Value	Total	Fair Value
	(in Won millions except rates)
Local currency:
Fixed rate	2,735,063	2,504,866	782,105	700,333	520,000	1,200,000	8,442,367	8,333,449	9,706,563	9,560,882
Average weighted rate(1)	5.77%	6.39%	6.29%	6.10%	5.96%	5.67%	5.41%	—	—	—
Variable rate	37,372	214,805	36,023	16,843	5,595	—	310,638	299,222	215,440	221,086
Average weighted rate(1)	4.33%	3.55%	3.49%	3.54%	—	—	4.07%	—	—	—

Sub-total	2,772,435	2,719,671	818,128	717,176	525,595	1,200,000	8,753,005	8,632,671	9,922,003	9,781,968

Foreign currency, principally Dollars:
Fixed rate	—	705,080	232,161	1,723,188	—	—	2,660,429	2,525,139	2,614,218	2,438,474
Average weighted rate(1)	—	1.90%	1.28%	—	—	—	2.37%	—	—	—
Variable rate	36,774	241,956	182,066	1,198	—	—	461,994	446,792	384,703	369,032
Average weighted rate(1)	1.83%	2.04%	2.92%	—	—	—	1.87%	—	—	—

Subtotal	36,774	947,036	414,227	1,724,386	—	—	3,122,423	2,971,931	2,998,921	2,807,506

Total	2,809,209	3,666,707	1,232,355	2,441,562	525,595	1,200,000	11,875,428	11,604,602	12,920,924	12,589,474

Item 12. Description of Securities Other than Equity Securities

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

An investor who wants to withdraw the shares from the depositary facility created under the deposit agreement must register its identity with the Financial Supervisory Service of Korea before the acquisition of the shares if such registration has not been made unless such investor intends to sell the shares within three months of obtaining them. See “Item 10. Additional Information—Item 10.D. Exchange controls—Restrictions Applicable to ADSs”.

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

PART II

Item 13. Defaults, Dividend Arrearages and Delinquencies

Not applicable.

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds

Not applicable.

Item 15. Controls and Procedures

As of December 31, 2003, we carried out an evaluation under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives. Based upon and as of the date of our evaluation, our Chief Executive Officer and Chief Financial Officer concluded that the disclosure controls and procedures as of December 31, 2003 were effective to provide reasonable assurance that information required to be disclosed in the reports we file and submit under the Securities Exchange Act of 1934, as amended, is recorded, processed, summarized and reported as and when required.

There has been no change in our internal control over financial reporting during 2003 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Item 16.A. Audit Committee Financial Expert

At our annual general meeting of shareholders in March 2004, our shareholders elected the following four members of the Audit Committee: Jong-Sang Kim, Do-Hwan Kim, Jeong-Ro Yoon and Kon-Sik Kim. In addition, they determined and designated that Jong-Sang Kim is an “audit committee financial expert” within the meaning of this Item 16A. The board of directors have approved this newly elected Audit Committee, and reaffirmed the determination by our shareholders that Jong-Sang Kim is an audit committee financial expert and further determined that he is independent within the meaning of applicable SEC rules and the listing standards of the New York Stock Exchange.

Item 16.B. Code of Ethics

We have adopted a code of ethics, as defined in Item 16B of Form 20-F under the Securities Exchange Act of 1934, as amended. Our code of ethics applies to our Chief Executive Officer, Chief Financial Officer and persons performing similar functions, as well as to our directors, other officers and employees. Our code of ethics is available on our web site at www.kt.co.kr. If we amend the provisions of our code of ethics that apply to our Chief Executive Officer, Chief Financial Officer and persons performing similar functions, or if we grant any waiver of such provisions, we will disclose such amendment or waiver on our web site.

Item 16.C. Principal Accountant Fees and Services

Audit and Non-Audit Fees

The following table sets forth the fees billed to us by our independent auditors, KPMG Samjong Accounting Corp., during the fiscal years ended December 31, 2002 and 2003:

	Year ended December 31,
	2002		2003
	in millions
Audit fees	(Won)	1,400	(Won)	1,714
Audit-related fees		377		—
Tax fees		110		77
Other fees		288		172

Total fees		2,175		1,963

Audit fees in the above table are the aggregate fees billed by KPMG Samjong Accounting Corp. in connection with the audit of our annual financial statements and the review of our interim financial statements.

Audit-related fees in the above table are the aggregate fees billed by KPMG Samjong Accounting Corp. for advisory services relating to analyses of multiple accounting issues.

Tax fees in the above table are fees billed by KPMG Samjong Accounting Corp. for the preparation of our income tax return and tax advice.

Other fees in the above table are fees billed by KPMG Samjong Accounting Corp. primarily related to best practice recommendations for our finance resource management system.

Audit Committee Pre-Approval Policies and Procedures

Our audit committee has not established pre-approval policies and procedures for the engagement of our independent auditors for services. Our audit committee expressly approves on a case-by-case basis any engagement of our independent auditors for audit and non-audit services provided to our subsidiaries or us.

Item 16.D. Exemptions from the Listing Standards for Audit Committees

Not applicable.

Item 16.E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers

Not applicable.

PART III

Item 17. Financial Statements

Not applicable.

Item 18. Financial Statements

AUDITED CONSOLIDATED ANNUAL FINANCIAL STATEMENTS OF KT CORPORATION

AUDITED CONSOLIDATED ANNUAL FINANCIAL STATEMENTS OF KT FREETEL CO., LTD.*

AUDITED CONSOLIDATED ANNUAL FINANCIAL STATEMENTS OF KT FREETEL CO., LTD.

AUDITED FINANCIAL STATEMENTS OF KT ICOM CO., LTD.

Page
Reports of Independent Public Accountants of Samil Accounting Corporation for the period from March 16, 2001 to December 31, 2001 and for the year ended December 31, 2002.**	C-1

*	Included pursuant to Rule 3-09 of Regulation S-X under the Securities Act of 1933, as amended.
**	Related financial statements are not included herein.

Item 19. Exhibits

1		Articles of Incorporation of KT Corporation (English translation)

2.1	*	Form of Common Stock Certificate of KT Corporation, par value Won 5,000 per share (including translation in English) (incorporated herein by reference to Exhibit 4.3 of the Registrant’s Registration Statement (Registration No. 333-7630) on Form F-1).

2.2	*	Deposit Agreement dated as of May 25, 1999 entered into among KT Corporation, Citibank, N.A., as depositary, and all Holders and Beneficial Owners of American Depositary Shares evidenced by the American Depositary Receipts issued thereunder, including the form of American depositary receipt (incorporated herein by reference to Exhibit (a)(i) of the Registrant’s Registration Statement (Registration No. 333-13578) on Form F-6).

2.3	*	Form of Amendment No. 1 Deposit Agreement dated as of May 25, 1999 entered into among KT Corporation, Citibank, N.A., as depositary, and all Holders and Beneficial Owners of American Depositary Shares evidenced by the American Depositary Receipts issued thereunder, including the form of American depositary receipt (incorporated herein by reference to Exhibit (a)(ii) of the Registrant’s Registration Statement (Registration No. 333-13578) on Form F-6).

2.4	*	Letter from Citibank, N.A., as depositary, to the Registrant relating to the pre-release of the American depositary receipts (incorporated herein by reference to the Registrant’s Registration Statement (Registration No. 333-10330) on Form F-6).

7.1		Computation of Ratio of earnings to fixed charges

8.1		List of subsidiaries of KT Corporation

12.1		Certifications pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1		Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1		Consent of KPMG Samjong Accounting Corp. with respect to the financial statements of KT Corporation

15.2		Consent of Anjin Deloitte LLC with respect to the financial statements of KT Freetel Co., Ltd.

15.3		Consent of Samil Accounting Corporation with respect to the financial statements of KT ICOM Co., Limited

15.4		The Telecommunications Basic Law (English translation)

15.5	*	Enforcement Decree of the Telecommunications Basic Law (English translation) (incorporated herein by reference to Exhibit 10.5 of the Registrant’s Annual Report (File No. 1-14926) on Form 20-F for the fiscal year ended December 31, 2002)

15.6		The Telecommunications Business Law (English translation)

15.7		Enforcement Decree of the Telecommunications Business Act (English translation)

*	Filed previously as indicated.

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders

KT Corporation:

We have audited the accompanying consolidated balance sheets of KT Corporation and subsidiaries (the “Company”) as of December 31, 2002 and 2003, and the related consolidated statements of earnings and retained earnings and cash flows for each of the years in the three-year period ended December 31, 2003, all expressed in Korean Won. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We did not audit the financial statements of (1) KT Freetel Co., Ltd. (“KTF”), a 40.3% and 46.9% owned subsidiary at December 31, 2002 and 2003, respectively, as of and for each of the years in the three-year period ended December 31, 2003, and (2) KTICOM Co., Ltd. (“KTICOM”), a 87.3% owned (all owned by KTF) subsidiary at December 31, 2002, for the period from March 16, 2001 (date of inception) to December 31, 2001 and for the year ended December 31, 2002, which was merged into KTF on March 6, 2003. The financial statements of KTF and KTICOM, which are included in the consolidated financial statements of the Company, reflect total combined assets constituting 30.1% and 29.1% as of December 31, 2002 and 2003, respectively, and total revenues constituting 27.8%, 29.3% and 28.1% for the years ended December 31, 2001, 2002 and 2003, respectively, of the related consolidated totals. Those financial statements were audited by other auditors whose reports have been furnished to us, and our report, insofar as it relates to the amounts included for KTF and KTICOM, is based solely on the reports of the other auditors.

We conducted our audits in accordance with the Auditing Standards as established by the Financial Supervisory Commission of the Republic of Korea, and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits and the reports of the other auditors provide a reasonable basis for our opinion.

In our opinion, based on our audits and the reports of the other auditors, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2002 and 2003, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2003 in accordance with the Financial Accounting Standards, as established by the Financial Supervisory Commission of the Republic of Korea.

The accompanying consolidated financial statements as of and for the year ended December 31, 2003 have been translated into United States dollars solely for the convenience of the reader and have been translated on the basis set forth in note 3 to the consolidated financial statements.

As discussed in note 2(a) to the consolidated financial statements, effective on January 1, 2003, the Company adopted Statements of Korea Accounting Standards No. 2 through No. 9. In accordance with these standards, the cumulative effects on prior years were recorded as an adjustment to the beginning balance of retained earnings and minority interest at January 1, 2003. In addition, certain accounts of prior year’s financial statements were reclassified to conform to the current year’s presentation.

Accounting principles generally accepted in the Republic of Korea vary in certain significant respects from accounting principles generally accepted in the United States of America. Information relating to the nature and effect of such differences is presented Note 34 to the consolidated financial statements.

KPMG Samjong Accounting Corp.

Seoul, Korea

February 13, 2004

KT CORPORATION AND SUBSIDIARIES

Consolidated Balance Sheets

December 31, 2002 and 2003

(In millions of won and U.S. dollars)

	2002		2003	2003 (note 3)
Assets
Current assets:
Cash and cash equivalents (notes 4 and 5)	(Won)	1,086,689	760,868	$638.3
Short-term financial instruments (note 5)		819,859	60,899	51.1
Current portion of investment securities (note 8):
Trading securities		433,661	52,397	44.0
Available-for-sale securities		853,281	286,757	240.6
Held-to-maturity securities		218	5,712	4.8
Notes and accounts receivable—trade, less allowance for doubtful accounts of (Won)430,066 in 2002 and (Won)646,273 in 2003 (note 2)		2,982,501	2,647,379	2,221.0
Accounts receivable—other		512,512	323,042	271.0
Inventories (note 6)		244,191	364,833	306.0
Other current assets (note 7)		281,423	230,044	192.9

Total current assets		7,214,335	4,731,931	3,969.7

Investment securities:
Available-for-sale securities (note 8)		353,187	260,642	218.7
Held-to-maturity securities (note 8)		5,795	111,409	93.5
Equity securities of affiliates (note 9)		102,504	140,790	118.1

Total investment securities		461,486	512,841	430.3

Property, plant and equipment (note 10):
Land		1,155,824	1,154,955	968.9
Buildings and structures		4,124,827	4,282,494	3,592.7
Machinery and equipment		33,400,282	34,731,446	29,137.1
Vehicles		75,607	82,911	69.6
Tools, furniture and fixtures		1,628,175	2,005,812	1,682.7
Construction in progress		907,093	750,267	629.4

		41,291,808	43,007,885	36,080.4
Less accumulated depreciation		(24,439,217)	(26,633,942)	(22,343.9)

Net property, plant and equipment		16,852,591	16,373,943	13,736.5

Other assets (notes 5, 11 and 25)		4,521,734	3,937,960	3,303.7

	(Won)	29,050,146	25,556,675	$21,440.2

See accompanying notes to consolidated financial statements.

KT CORPORATION AND SUBSIDIARIES

Consolidated Balance Sheets—Continued

December 31, 2002 and 2003

(In millions of won and U.S. dollars, except share data)

	2002		2003	2003 (note 3)
Liabilities and Stockholders’ Equity
Current liabilities:
Notes and accounts payable—trade	(Won)	1,167,195	1,022,805	$858.1
Short-term borrowings (note 12)		1,116,385	631,689	529.9
Current portion of long-term debt (note 14)		1,846,210	2,172,510	1,822.6
Accounts payable—other		1,485,427	1,233,422	1,034.8
Advance receipts from customers		128,498	103,139	86.5
Accrued expenses		257,565	252,841	212.1
Withholdings		170,684	147,233	123.5
Income taxes payable		449,486	219,348	184.0
Other current liabilities (note 13)		93,774	132,614	111.3

Total current liabilities		6,715,224	5,915,601	4,962.8

Long-term debt, excluding current portion (note 14)		9,877,487	9,049,748	7,592.1
Refundable deposits for telephone installation (note 15)		1,533,566	1,227,355	1,029.7
Retirement and severance benefits, net of cumulative transfers to National Pension Fund and deposit for severance benefit insurance (note 16)		379,606	245,878	206.3
Long-term accounts payable—other (note 2(l))		554,138	572,606	480.4
Other long-term liabilities (note 17)		157,559	148,867	124.7

Total liabilities		19,217,580	17,160,055	14,396.0

Stockholders’ equity (note 18):
Common stock of (Won)5,000 par value:
Authorized—1,000,000,000 shares Issued—309,077,659 shares in 2002 and 284,849,400 shares in 2003		1,560,998	1,560,998	1,309.7
Capital surplus (note 19)		1,447,951	1,308,612	1,097.8
Retained earnings (deficit):
Appropriated (note 20)		6,442,265	8,025,854	6,733.1
Unappropriated (deficit)		1,832,217	(342,554)	(287.4)

		8,274,482	7,683,300	6,445.7

Capital adjustments:
Foreign-based operations translation adjustment		(7,946)	(5,859)	(4.9)
Unrealized gains (losses) on available-for-sale securities (note 8)		743,563	(24,799)	(20.8)
Unrealized losses on equity securities of affiliates (note 9)		(4,266)	(2,691)	(2.3)
Stock options (note 28)		553	6,745	5.7
Treasury stock (note 21)		(4,112,225)	(3,962,598)	(3,324.3)
Loss on retirement of treasury stock		(6,638)	(16,391)	(13.8)

		(3,386,959)	(4,005,593)	(3,360.4)

Minority interest in consolidated subsidiaries		1,936,094	1,849,303	1,551.4

Total stockholders’ equity		9,832,566	8,396,620	7,044.2

Commitments and contingencies (note 22)

	(Won)	29,050,146	25,556,675	$21,440.2

See accompanying notes to consolidated financial statements.

KT CORPORATION AND SUBSIDIARIES

Consolidated Statements of Earnings and Retained Earnings

Years ended December 31, 2001, 2002 and 2003

(In millions of won and U.S. dollars, except earnings per share)

	2001		2002	2003	2003 (note 3)
Operating revenues (note 23)	(Won)	15,977,228	16,437,422	16,067,779	$13,479.7
Operating expenses (note 24)		14,001,951	14,055,619	14,245,343	11,950.8

Operating income		1,975,277	2,381,803	1,822,436	1,528.9

Other income (expense):
Interest income		132,646	123,118	115,454	96.9
Interest expense		(712,442)	(650,460)	(705,540)	(591.9)
Equity in losses of affiliates, net (note 9)		(1,696)	(17,009)	(30,270)	(25.4)
Foreign currency translation gain (loss), net		(24,243)	99,845	(27,074)	(22.7)
Loss on disposition of property, plant and equipment, net		(181,187)	(116,106)	(122,966)	(103.2)
Gain on disposition of available-for-sale securities, net (note 8)		627,545	1,176,868	772,901	648.4
Impairment loss on available-for-sale securities (note 8)		(19,636)	(3,339)	(43,993)	(36.9)
Contributions received for losses on universal telecommunications services (note 31)		50,764	113,908	28,539	23.9
Prior year’s income tax refund (additional payment)		(12,513)	6,354	(53,992)	(45.3)
Contribution payments for research and development and donations (notes 22 and 30)		(157,107)	(145,405)	(182,983)	(153.5)
Other, net		117,459	35,629	8,548	7.2

		(180,410)	623,403	(241,376)	(202.5)

Earnings before income taxes and minority interest		1,794,867	3,005,206	1,581,060	1,326.4

Income taxes (note 25)		421,470	741,354	523,631	439.2

Earnings before minority interest		1,373,397	2,263,852	1,057,429	887.2

Minority interest in earnings of consolidated subsidiaries, net		(260,422)	(316,918)	(235,695)	(197.8)

Net earnings	(Won)	1,112,975	1,946,934	821,734	$689.4
Retained earnings at beginning of year		5,765,233	6,718,943	8,274,482	6,941.7

Cumulative effect of accounting change (note 2)		—	—	(1,530)	(1.3)

Retirement of treasury stock (notes 18 and 21)		—	(167,341)	(1,198,499)	(1,005.5)

Dividends (notes 2 and 26)		(159,265)	(224,054)	(212,887)	(178.6)

Retained earnings at end of year	(Won)	6,718,943	8,274,482	7,683,300	$6,445.7

Basic earnings per share of common stock in Won and U.S. dollars (note 27)	(Won)	3,576	7,504	3,802	$3.19

Diluted earnings per share of common stock in Won and U.S. dollars (note 27)	(Won)	3,576	6,601	3,313	$2.78

See accompanying notes to consolidated financial statements.

KT CORPORATION AND SUBSIDIARIES

Consolidated Statements of Cash Flows

Years ended December 31, 2001, 2002 and 2003

(In millions of won and US dollars)

	2001		2002	2003	2003 (note 3)
Cash flows from operating activities:
Net earnings	(Won)	1,112,975	1,946,934	821,734	$689.4
Adjustments to reconcile net earnings to net cash provided by operating activities:
Depreciation		3,653,706	3,440,145	3,393,175	2,846.6
Amortization		356,066	356,949	364,051	305.4
Provision for doubtful accounts		162,655	194,288	363,774	305.2
Provision for retirement and severance benefits		341,902	275,007	1,067,076	895.2
Equity in losses of affiliates		1,696	17,009	30,270	25.4
Loss on disposition of property, plant and equipment		181,187	116,106	122,966	103.2
Loss (gain) on foreign currency translation, net		46,650	(101,077)	27,555	23.1
Gain on disposition of available-for-sale securities, net		(627,545)	(1,176,868)	(772,901)	(648.4)
Impairment loss on available-for-sale securities		19,636	3,339	43,993	36.9
Deferred income tax expense		202,285	149,032	46,294	38.8
Minority interest in earnings of consolidated subsidiaries		260,422	316,918	235,695	197.8
Changes in assets and liabilities:
Increase in notes and accounts receivable—trade		(733,040)	(725,904)	(742,487)	(622.9)
Increase in accounts receivable—other		—	—	(387,518)	(325.1)
Increase in inventories		(178,047)	(275,813)	(197,478)	(165.7)
Decrease (increase) in other current assets		69,593	(25,753)	21,572	18.1
Decrease (increase) in long-term account receivable—trade		(63,674)	(175,358)	126,900	106.5
Increase (decrease) in notes and accounts payable— trade		(395,556)	125,313	(143,425)	(120.3)
Increase (decrease) in advance receipts from customers		20,970	4,415	(25,359)	(21.3)
Increase (decrease) in income taxes payable		166,724	269,886	(240,025)	(201.3)
Increase (decrease) in withholdings		1,686	(123,085)	(23,451)	(19.7)
Increase (decrease) in accrued expenses		(145,660)	8,702	(5,792)	(4.9)
Payment of retirement and severance		(144,631)	(42,942)	(1,020,940)	(856.5)
Increase in severance benefits insurance deposit		(3,640)	(325,376)	(180,801)	(151.7)
Increase (decrease) in accounts payable—other		(716,867)	378,531	60,928	51.1
Other, net		39,576	196,462	204,594	171.6

Net cash provided by operating activities	(Won)	3,629,069	4,826,860	3,190,400	$2,676.5

See accompanying notes to consolidated financial statements.

KT CORPORATION AND SUBSIDIARIES

Consolidated Statements of Cash Flows—Continued

Years ended December 31, 2001, 2002 and 2003

(In millions of won and US dollars)

	2001		2002	2003	2003 (note 3)
Cash flows from investing activities:
Purchases of property, plant and equipment	(Won)	(3,918,201)	(3,232,346)	(3,209,376)	$(2,692.4)
Proceeds from sale of property, plant and equipment		225,047	52,966	253,137	212.4
Decrease in accounts receivable—other (notes 2 and 8)		106,410	8,918	215,021	180.4
Decrease (increase) in other current assets		(208,885)	173,110	560,208	470.0
Decrease (increase) in other assets		(491,931)	(1,004,353)	141,738	118.8
Decrease (increase) in short-term financial instruments		(351,538)	(125,921)	758,916	636.7
Purchase of available-for-sale securities		(8,694)	(235,393)	(315,553)	(264.7)
Purchase of held-to-maturity securities		(2,306)	(392)	(11,412)	(9.6)
Purchase of equity securities of affiliates		(68,565)	(6,180)	(83,890)	(70.4)
Proceeds from sale of available-for-sale securities		702,350	294,694	210,121	176.3
Proceeds from maturity on held-to-maturity securities		100,812	9,994	218	0.2

Net cash used in investing activities		(3,915,501)	(4,064,903)	(1,480,872)	(1,242.3)

Cash flows from financing activities:
Payment of dividends		(161,159)	(224,955)	(213,308)	(178.9)
Proceeds from sale of accounts receivable		—	470,000	512,000	429.5
Repayment of short-term borrowings, net		(37,961)	(15,656)	(484,696)	(406.6)
Repayment of long-term debt		(2,205,094)	(2,064,527)	(1,989,381)	(1,668.9)
Proceeds from issuance of long-term debt		3,225,579	5,558,966	1,285,653	1,078.6
Proceeds from refundable deposits for telephone installation		83,907	—	—	—
Repayment of refundable deposits for telephone installation		(779,368)	(750,394)	(306,211)	(256.9)
Increase (decrease) in other long-term liabilities		(16,366)	12,893	(2,781)	(2.3)
Purchase of subsidiaries’ own shares of treasury stock		—	—	(69,747)	(58.5)
Increase in minority interest		645,676	22,787	—	—
Acquisition of treasury stock		—	(3,401,186)	(412,247)	(345.8)
Proceeds from sale of treasury stock		—	—	39,312	32.9
Acquisition of additional equity interest in consolidated subsidiaries		—	(449,935)	(426,052)	(357.5)
Other, net		195	(2,244)	2,247	1.8

Net cash provided by (used in) financing activities		755,409	(844,251)	(2,065,211)	(1,732.6)

Net increase (decrease) in cash and cash equivalents from change of subsidiaries in consolidated financial statements		(1,676)	(22)	29,862	25.1

Net increase (decrease) in cash and cash equivalents		467,301	(82,316)	(325,821)	(273.3)
Cash and cash equivalents at beginning of year		701,704	1,169,005	1,086,689	911.6

Cash and cash equivalents at end of year	(Won)	1,169,005	1,086,689	760,868	$638.3

See accompanying notes to consolidated financial statements.

KT CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements

December 31, 2002 and 2003

(1) Business

KT Corporation (“KT”) commenced operations on January 1, 1982 through the segregation of specified operations from the Korean Ministry of Information and Communication (the “MIC”) for the purpose of contributing to the convenience in national life and improvement of public welfare through rational management of the public telecommunications business and improvement of telecommunications technology under the Korea Telecom Act.

Upon the repeal of the Korea Telecom Act as of October 1, 1997, KT became a government invested institution regulated by the Korean Commercial Code and changed its name from Korea Telecom to Korea Telecom Corp. pursuant to an amendment to its Articles of Incorporation. Shares of KT were listed on the Korea Stock Exchange on December 23, 1998. KT issued 24,282,195 additional shares on May 29, 1999 and issued American Depository Shares (“ADS”) representing these new shares and government owned shares. On July 2, 2001, additional ADS representing 55,502,161 government-owned shares were issued.

The Korean government has gradually reduced its ownership interest in the Company since 1993 and completed the disposition of its ownership interest in the Company on May 24, 2002. On March 22, 2002, the Company changed its name from Korea Telecom Corp. to KT Corporation.

Under Korean law, the MIC and other government entities have extensive authority to regulate KT. The MIC has responsibility for approving rates for local service and interconnection services provided by KT. Beginning in January 1998, KT is allowed to set its own rates for domestic long-distance service, international long-distance service and other services without approval from the MIC.

In recent years, KT has been subject to increasing competition as a result of the government’s issuance of additional licenses to create competition in the telecommunications market and to foster new telecommunications business areas. Additionally, in June 1997, the MIC awarded a license to a second carrier to provide local telephone service. This new carrier commenced operations in 1999. A third carrier commenced international long-distance service in 1997 and domestic long-distance service in 1999. The entry of these new carriers into the local and long-distance telephone service markets has had, and is expected to continue to have, a negative impact on KT’s telephone service revenues and profitability.

(2) Summary of Significant Accounting Policies and Basis of Presenting Consolidated Financial Statements

(a) Basis of Presenting Consolidated Financial Statements

The accompanying consolidated financial statements have been extracted from KT’s Korean language consolidated financial statements that were prepared using the Financial Accounting Standards, as established by the Financial Supervisory Commission of the Republic of Korea. The consolidated financial statements have been translated from those issued in the Korean language into the English language, and have been modified to allow for the formatting of the consolidated financial statements in a manner which is different from the presentation under Korean financial statements practices. In addition, certain modifications have been made to the disclosures in the accompanying consolidated financial statements to bring the formal presentation into conformity with practices outside of Korea, and certain information included in the Korean language statutory consolidated financial statements, which management believes is not required for a fair presentation of KT’s financial position or results of operations, is not presented in the accompanying consolidated financial statements. Accordingly, the accompanying consolidated financial statements and their utilization are designed for those who are informed about Korean accounting principles, procedures and practices.

KT CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

In addition, effective January 1, 2003, the Company adopted Statements of Korea Accounting Standards No. 2 through No. 9. In accordance with these standards, a cumulative effect on prior years is recorded as an adjustment to the beginning balance of retained earnings and minority interest at January 1, 2003. Therefore, the Company adjusted organization costs of (Won)1,530 million to retained earnings and (Won)2,198 million of minority interest. In addition, certain amounts in prior year’s financial statements were reclassified to conform to the current year’s presentation. These reclassifications did not result in any change to reported stockholder’s equity except for the adoption of Statement of Korea Accounting Standards (SKAS) No. 6, “Events Occurring After the Balance Sheet Date”. As result of adopting SKAS No. 6, stockholders’ equity as of December 31, 2002 increased by (Won)212,887 million. This amount represents the dividends recorded in 2002 but not yet approved. Under the new standard, for comparative purposes, this amount was retroactively adjusted as of December 31, 2002.

The consolidated financial statements include the accounts of KT and the following controlled subsidiaries (collectively referred to as the “Company”) as of December 31, 2001, 2002 and 2003. Controlled subsidiaries include majority-owned entities by either the Company or a controlled subsidiary and other entities where the Company or its controlled subsidiary owns more than 30% of total outstanding common stock and is the largest shareholder. All significant intercompany balances and transactions have been eliminated in consolidation.

Subsidiary	Year of establishment	Year of obtaining control	Percentage ownership (%)			Primary business
			2001	2002	2003
KT Powertel Co., Ltd. (“KTP”)	1985	1985	45.4	45.4	44.8	Trunk radio system business
KT Solutions Corporation (“KTS”)	1986	1986	100.0	100.0	100.0	Group telephone management
KT Linkus Co., Ltd.	1988	1988	100.0	93.8	93.8	Public telephone maintenance
KT Hitel Co., Ltd. (“KTH”)	1991	1992	65.9	65.9	65.9	Data communication
Korea Telecom America, Inc.	1993	1993	100.0	100.0	100.0	Foreign telecommunication business
Korea Telecom Philippines, Inc.	1994	1994	100.0	100.0	100.0	Foreign telecommunication business
KT Submarine Co., Ltd. (“KTSC”)	1995	1995	52.9	36.9	36.9	Submarine cable construction and maintenance
KT Freetel Co., Ltd. (“KTF”)	1997	1997	40.3	40.3	46.9	PCS business
New Telephone Company Inc. (“NTC”)	1993	1998	68.9	72.5	72.5	Foreign telecommunication business
Korea Telecom Japan Co., Ltd.	1999	1999	100.0	100.0	100.0	Foreign telecommunication business
KT ICOM Co., Ltd. (“KTICOM”)*	2001	2001	62.6	87.3	—	IMT-2000 service
KTF Technologies Inc. (“KTFT”)**	2001	2002	—	57.4	57.4	PCS handset development
KT Commerce Inc. (“KTC”)***	2002	2002	—	100.0	100.0	B2C, B2B service
KT Rental Corp. (“KTR”)****	1999	2003	48.8	48.8	98.8	Rental service
Korea Telecom China Co., Ltd. (“KTCC”)	2003	2003	—	—	100.0	Foreign telecommunication business
KT Infotech Corporation*****	1986	1986	100.0	15.6	15.6	Telecommunication technology and engineering

KT CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

*	The ownership percentage in KTICOM represents the ownership of this entity by KTF.
**	The 57.4% ownership percentage in KTFT represents the ownership of this entity by KTF.
***	The 100.0% ownership percentage in KTC represents the ownership of this entity by KT (19.0%) and KTH (81.0%).
****	The 98.8% ownership percentage in KTR represents the ownership of this entity by KTS. KTR changed its name from Centel Telecom Capital Corp. to KT Rental Corporation in October 2003.
*****	Due to disposition of shares, KT Infotech Corporation was excluded from consolidation in 2002.

In 2001, the Company acquired an additional 2,166,666 shares of common stock issued by New Telephone Company for (Won)8,487 million, increasing its equity ownership percentage to 68.9%. The Company’s ownership percentage in KTSC was reduced to 52.9% in 2001 as a result of KTSC’s issuance of new shares to investors other than the Company.

In 2002, KT and its subsidiaries, KTH and KTP, sold of their equity interests comprising 47,584,905 shares of common stock in KTICOM to KTF at (Won)18,227 per share. In addition, KTF purchased 24,685,070 shares of common stock of KTICOM from a third party for the same price. As a result, KTF increased its equity ownership percentage in KTICOM to 87.3%.

In 2002, KTF exercised its conversion right of convertible notes issued by KTFT. As a result of the conversion, KTF increased its ownership percentage in KTFT from 0% to 57.4%.

In 2002, the Company acquired an additional 6,856 shares of common stock issued by Korea Telecom Japan Co., Ltd. for (Won)3,461 million resulting in ownership of 100%.

In 2002, the Company acquired an additional 833,334 shares of common stock issued by New Telephone Company for (Won)3,331 million, increasing its equity ownership percentage to 72.5%.

The Company’s ownership percentage in KTSC and KT Linkus Co., Ltd. was reduced to 36.9% and 93.8%, respectively, in 2002 as a result of these companies’ issuance of new shares to investors other than the Company.

The Company invested (Won)7,000 million in KTC in 2002. The 100% ownership percentage in KTC represents the combined ownership of this entity by KT (19.0%) and KTH (81.0%).

The Company disposed of 1,628,927 shares of KT Infotech Corporation, representing 84.4% of the Company’s equity interest, and recognized a disposition loss of (Won)3,725 million in 2002. As a result of the disposition, the Company’s remaining interest in KT Infotech Corporation is accounted for under the equity method (see note 9).

On March 6, 2003, KTICOM was merged into KTF. This transaction was done by KTF issuing an additional 7,082,476 shares of its common stock to the minority shareholders of KTICOM, which has resulted in a decrease in the Company’s equity ownership interest but an increase in the Company’s capital surplus of (Won)26,181 million due to increase of net equity of KTF. In addition, during 2003, the Company acquired an additional 15,532,846 shares of KTF for (Won)399,996 million, increasing its equity ownership interest to 46.9%. The amount paid by KT exceeded the proportionate net assets of KTF by (Won)165,642 million. This difference was recorded as a reduction to capital surplus.

KTP acquired Anam Telecom Ltd. on February 5, 2003 through the issuance of common stock. As a result, the Company’s equity ownership interest decreased to 44.8%.

KT CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

KTS, a subsidiary of KT, purchased additional 50% of KTR shares and became the largest shareholder of KTR in 2003.

In March 2003, the Company invested (Won)1,245 million in KTCC, which is a wholly-owned subsidiary located in China.

As of December 31, 2003, KT or KTS has issued guarantees of consolidated subsidiaries’ indebtedness and contract performance as follows:

Subsidiary	Millions
KTSC	(Won)	53,517
NTC		8,385
KTR		8,185

	(Won)	70,087

Significant account balances which occurred in the normal course of business with and between consolidated subsidiaries as of December 31, 2002 and 2003 are summarized as follows (these amounts have been eliminated in consolidation):

	Millions
Balance Sheet Items	2002		2003
Notes and accounts receivable—trade	(Won)	230,705	252,327
Notes and accounts payable—trade		207,241	204,793
Long-term accounts receivable—trade		—	35,999
Convertible notes of KTF and KTP		336,789	332,240
Accounts receivable—other		366,151	29,228
Accounts payable—other		344,388	53,839
Key money deposits		65,302	51,455
Accrued expenses		2,678	14,326

Significant transactions which occurred in the normal course of business with and between consolidated subsidiaries for each of the years in the three-year period ended December 31, 2003 are summarized as follows (these amounts have been eliminated in consolidation):

	Millions
Income Statement Items	2001		2002	2003
Operating revenues	(Won)	1,267,768	1,366,192	1,513,082
Operating expenses		1,283,567	1,412,782	1,564,830
Other income		11,398	41,937	64,448

(b) Cash Equivalents

The Company considers short-term financial instruments with maturities of three months or less at the acquisition date to be cash equivalents.

(c) Financial Instruments

Short-term financial instruments are instruments handled by financial institutions which are held for short-term cash management purposes or will mature within one year, including time deposits, installment savings deposits and restricted bank deposits.

KT CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

(d) Allowance for Doubtful Accounts

Notes and trade accounts receivable are recorded at the invoiced amount and do not bear interest. The allowance for doubtful accounts is the Company’s best estimate of the amount of probable credit losses in the Company’s existing notes and accounts receivable. The Company determines the allowance for doubtful notes and accounts receivable based on an analysis of portfolio quality and historical write-off experience. Account balances are charged off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote.

Changes in the allowances for doubtful accounts for each of the years in the three-year period ended December 31, 2003 are summarized as follows:

	Millions
	2001		2002	2003
Balance at beginning of year	(Won)	241,272	330,345	430,066
Increase due to the changes of consolidated subsidiaries		—	483	65
Provision		162,655	194,288	363,774
Write-offs		(73,582)	(95,050)	(147,632)

Balance at end of year	(Won)	330,345	430,066	646,273

(e) Inventories

Inventories are stated at the lower of cost or net realizable value. Cost is determined by the moving-average cost method, except for materials in transit for which cost is determined by the specific identification method. Net realizable value is the estimated selling price in the ordinary course of business, less the estimated selling cost. When the net realizable value of inventory is less than the acquisition cost, the carrying amount is reduced to the net realizable value.

(f) Investments in Securities

Effective January 1, 2003, the Company adopted Statement of Korea Accounting Standards (SKAS) No. 8, “Investments in Securities”. In accordance with this standard, certain debt and equity securities should be classified into one of the three categories of held-to-maturity, available-for-sale, or trading securities at the time of acquisition and such determination should be reassessed at each balance sheet date. Investments in debt securities that the Company has the positive intention and ability to hold to maturity are classified as held-to-maturity. Securities that are bought and held principally for the purpose of selling them in the near term (thus held for only a short period of time) are classified as trading securities. Trading generally reflects active and frequent buying and selling, and trading securities are generally used to generate profit on short-term differences in price. Investments not classified as either held-to-maturity or trading securities are classified as available-for-sale securities.

Trading securities are carried at fair value, with unrealized holding gains and losses included in earnings. Available-for-sale securities are carried at fair value, with unrealized holding gains and losses reported as a capital adjustment. Investments in equity securities and limited partnerships that do not have readily determinable fair values are stated at cost. Declines in value judged to be other-than-temporary on available-for-sale securities are charged to current results of operations. Realized gains and losses are determined using the specific identification method based on the trade date of a transaction. Investments in debt securities that are classified into held-to-maturity are reported at amortized cost at the balance sheet date and such amortization is included in interest income.

KT CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

Marketable securities are at the quoted market prices as of the year end. Non-marketable debt securities are recorded at the fair values derived from the discounted cash flows by using an interest rate deemed to approximate the market interest rate. The market interest rate is determined by the issuers’ credit rate announced by the accredited credit rating agencies in Korea. Beneficiary certificates which are securities indicating beneficiary right on certain investment securities held by the investment management companies are recorded at fair value as determined by the investment management companies.

Trading securities shall be classified as current assets, whereas available-for-sale securities and held-to-maturity securities shall be classified as long-term investments. However, available-for-sale securities, whose maturity dates are due within one year from the balance sheet date or whose likelihood of being disposed of within one year from the balance sheet date is probable, shall be classified as current assets. Likewise, held-to-maturity securities whose maturity dates are due within one year from the balance sheet date shall be classified as current assets.

As allowed by this standard, certain amounts in the prior year financial statements were reclassified to conform to the current year presentation.

For investments in companies, whether or not publicly held, that are not controlled, but under the Company’s significant influence, the Company utilizes the equity method of accounting. Significant influence is generally deemed to exist if the Company can exercise influence over the operating and financial policies of an investee. The ability to exercise that influence may be indicated in several ways, such as the Company’s representation on its board of directors, the Company’s participation in its policy making processes, material transactions with the investee, interchange of managerial personnel, or technological dependency. Also, if the Company owns directly or indirectly 20% or more of the voting stock of an investee and the investee is not required to be consolidated, the Company generally presumes that the investee is under significant influence.

(g) Investment Securities under the Equity Method of Accounting

Under the equity method of accounting, the Company’s initial investment is recorded at cost and is subsequently increased to reflect the Company’s share of the investee income and reduced to reflect the Company’s share of the investee losses or dividends received. Any excess in the Company’s acquisition cost over the Company’s share of the investee’s identifiable net assets is generally recorded as goodwill or other intangibles and amortized by the straight-line method over the estimated useful life. The amortization of goodwill is recorded against the equity income (losses) of affiliates. When events or circumstances indicate that carrying amount may not be recoverable, the Company reviews goodwill for impairment.

Assets and liabilities of foreign-based companies accounted for using the equity method are translated at current rate of exchange at the balance sheet date while profit and loss items in the statement of earnings are translated at average rate and capital account at historical rate. The translation gains and losses arising from collective translation of the foreign currency financial statements of foreign-based companies are offset and the balance is accumulated as a capital adjustment.

Under the equity method of accounting, the Company does not record its share of losses of an affiliate or subsidiary not consolidated when such losses would make the Company’s investment in such entity less than zero unless the Company has guaranteed obligations of the investee or is otherwise committed to provide additional financial support.

KT CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

(h) Property, Plant and Equipment

Property, plant and equipment are stated at cost. Improvements that significantly extend the life of an asset or add to its productive capacity are capitalized. Expenditures for maintenance and repairs are charged to expense as incurred. Property, plant and equipment contributed by the government on January 1, 1982 are stated at net revalued amounts.

Prior to January 1, 2003, the Company capitalized interest costs, discounts and other financial charges, including certain foreign exchange transaction gains and losses, on all borrowings, incurred prior to completion of the acquisitions, as part of the cost of qualifying assets. However, effective January 1, 2003, the Company adopted Statement of Korea Accounting Standards No. 7, “Capitalization of Financing Costs.” In accordance with this standard, the Company elected to no longer capitalize interest costs, discounts and other financial charges, including certain foreign exchange transaction gains and losses on all borrowings. For the years ended December 31, 2001 and 2002, financing costs of (Won)131,092 million and (Won)83,851 million were capitalized, respectively.

Depreciation is computed using the declining-balance method (except for buildings, structures, underground access to cable tunnels, and concrete and steel telephone poles, and the assets of some subsidiaries which are depreciated using the straight-line method) based on the following estimated useful lives of the related units of property:

Estimated useful lives (years)
Buildings and structures	5-60
Machinery and equipment:
Underground access to cable tunnels, and concrete and steel telephone poles	20-40
Other	3-15
Vehicles	3-10
Tools, furniture and fixtures:
Steel safe boxes	20
Tools, computer equipment, furniture and fixtures	2-8

(i) Contributions Received for Capital Expenditures

Contributions received for capital expenditures are reflected as a reduction of the acquisition cost of the acquired assets and, accordingly, reduce depreciation expense related to the acquired assets over their useful lives. Contributions received, which have yet to be disbursed for capital expenditures, are presented as a deduction of received assets.

(j) Long-Lived Assets

Long-lived assets generally consist of property, plant and equipment and other intangible assets. The Company reviews long-lived assets for the impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. In addition, the Company evaluates its long-lived assets for impairment each year as part of its annual forecasting process. An impairment loss would be considered when estimated undiscounted future net cash flows expected to result from the use of the asset and its eventual disposition are less than its carrying amount. If such assets are considered to be impaired, the impairment to be recognized is measured as the amount by which the carrying amount of the assets exceeds the fair value of the assets.

KT CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

(k) Intangible Assets

(i) Goodwill

Goodwill, which represents the excess of the acquisition cost over the fair value of net identifiable assets acquired related to entities that are being consolidated, is amortized on a straight-line basis over its estimated economic useful life.

Accounting for the difference between the acquisition cost and the amount of underlying equity of a purchased entity differs depending on whether (1) the acquisition of the controlling interest of an investee is the original acquisition or (2) the purchase represents an additional equity purchase of a controlled entity. When the Company first acquires a controlling financial interest of an entity, the difference between the acquisition cost and the corresponding proportionate share of the entity’s equity as of the most recently audited or reviewed balance sheet date is recorded as goodwill. However, for additional equity purchases of existing consolidated subsidiaries, such difference is recorded as a reduction of stockholders’ equity (capital surplus). Goodwill is amortized over its estimated useful life of 4 to 10 years.

Amortization of goodwill of (Won)301,292 million, (Won)294,652 million and (Won)294,306 million for the years ended December 31, 2001, 2002 and 2003, respectively, and amortization of negative goodwill of (Won)413 million, (Won)413 million and (Won)518 million for the years ended December 31, 2001, 2002 and 2003, respectively, are included in operating expenses and other income, respectively, in the consolidated statements of operations.

An impairment loss would be recognized when the carrying amount of goodwill exceeds estimated discounted future net cash flows expected from the entities that are being consolidated and its eventual disposition are less than its carrying amount.

(ii) Other Intangible Assets

Other intangible assets, consisting of rights to exclusive usage and deferred development costs, are stated at cost less accumulated amortization. Amortization is computed using the straight-line method over periods which range from 3 to 50 years. The Company has monopolistic and exclusive rights to control buildings and facilities utilization and copyrights by contract or related laws. Accordingly, the Company amortizes those intangible assets over the period of 30 or 50 years based on contract or related laws.

(iii) Research and Development Costs

The Company charges research and development costs to expense as incurred. However, the costs which are recoverable from future earnings are deferred and amortized over their estimated useful lives. In addition, the internal software development costs, after technological feasibility has been established, such as those associated with Broadband Integrated Services Digital Network (B-ISDN), Integrated Customer Information System (ICIS) and Enterprise Resource Planning (ERP), are accounted for as intangible assets and amortized by the straight-line method over their estimated economic useful lives from 3 to 6 years.

The Company incurred research and development costs of (Won)378,388 million, (Won)274,410 million and (Won)306,361 million, including deferred amounts of (Won)145,196 million, (Won)28,855 million and (Won)61,736 million for the years ended December 31, 2001, 2002 and 2003, respectively.

(l) Advertising Costs

The Company expenses advertising costs as they are incurred. These expenses include media and other promotional and sponsoring costs.

KT CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

(m) Valuation of Receivables and Payables at Present Value

Receivables and payables arising from long-term installment transactions and other similar transactions are stated at present value and the difference between the nominal value and present value is deducted directly from the nominal value of related receivables or payables and is amortized using the effective interest method over the installment or redemption period. The amount amortized is included in interest expense or interest income.

(n) Convertible Notes and Bonds with Warrants

Effective January 1, 2003, the Company adopted Statement of Korea Accounting Standards No. 9, “Convertible Securities” related to convertible bonds, bonds with warrants and convertible preferred stock, which requires the separate recognition of the convertible features and warrant rights. However, as allowed by the transition clause of the Statement, the Company recognizes interest expense on convertible notes and bonds with warrants as determined using the effective interest method, and amortization of a redemption premium is recorded as long-term accrued interest expense.

(o) Retirement and Severance Benefits

Employees who have been with the Company for more than one year are entitled to lump sum payments based on current rates of pay and length of service when they leave the Company. The Company’s estimated liability under the plan which would be payable if all employees left on the balance sheet date is accrued in the accompanying consolidated balance sheets. A portion of the liability is covered by an employees’ severance pay insurance where the employees have a vested interest in the deposit with the insurance company. Therefore, such deposit for severance benefit insurance amounting to (Won)338,576 million and (Won)519,377 million as of December 31, 2002 and 2003, respectively, are reflected in the accompanying consolidated balance sheets as a reduction of the liability for retirement and severance benefits.

Through March 1999, under the National Pension Scheme of Korea, the Company transferred a certain portion of retirement allowances of employees to the National Pension Fund. The amount transferred will reduce the retirement and severance benefit amount to be payable to the employees when they leave the Company and is accordingly reflected in the accompanying consolidated balance sheets as a reduction from retirement and severance benefit liability. The cumulative balances of such transfers to the National Pension Fund were (Won)1,066 million and (Won)729 million as of December 31, 2002 and 2003, respectively. Beginning in April 1999, however, a new regulation applies and such transfers to the National Pension Fund are no longer required.

(p) Customer Call Bonus Program

The Company records an estimated liability for the marketing cost associated with providing gifts under the customer call bonus program when call bonus points are earned. The liability is recorded in other long-term liabilities on the accompanying consolidated balance sheets. The liability is adjusted periodically based on points earned, points redeemed, and changes in estimated costs.

(q) Contingent Liabilities

Contingent losses are generally recognized as a liability when probable and reasonably estimable.

(r) Revenue Recognition

Operating revenues are recognized on a service-rendered basis. Revenues from public telephone cards are recognized when the cardholder places a call. Sales and cost of sales of Personal Communication Service

KT CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

(“PCS”) handsets are recognized when delivered to the customer. The non-refundable service initiation fees for telephone, broadband Internet access, PCS services and leased-line service are recognized as revenue upon receipt.

Prior to April 15, 2001, customers could choose between alternative plans for initiating basic telephone services. Under these alternatives, customers could elect to place a fully refundable deposit (which is reflected as a liability) or pay a reduced non-refundable service initiation fee (which is included in operating revenues). Prior to this change, all customers were required to place fully refundable deposits.

Effective April 15, 2001, the Company revised the telephone installation deposit system. Under the revised system, new customers are required to pay a non-refundable service initiation fee. The non-refundable service initiation fee is included in operating revenues.

Effective January 1, 2003, the Company adopted Statement of Korea Accounting Standards No. 4, “Revenue Recognition,” clarifying existing standards regarding revenue recognition. The Company’s current policy for revenue recognition is not significantly different from the requirements of this Statement.

(s) Foreign Currency Translation

Monetary assets and liabilities denominated in foreign currencies are translated into Korean won at the balance sheet date. Unrealized foreign currency translation gains and losses on monetary assets and liabilities are included in current results of operations. As of December 31, 2002 and 2003, monetary assets and liabilities denominated in foreign currencies are translated into Korean won at (Won)1,200.4 to US$1 and (Won)1,197.8 to US$1, respectively, that are permitted by the Financial Accounting Standards. Non-monetary assets and liabilities denominated in foreign currencies, which are stated at historical cost, are translated into Korean won at the foreign exchange rate at the date of the transaction.

Prior to January 1, 2003, the Company accounted for foreign exchange translation gains and losses on all borrowings, capitalizing financing costs, as part of the cost of qualifying assets. However, the Company adopted Statement of Korea Accounting Standards No. 7, “Capitalization of Financing Costs,” effective January 1, 2003. In accordance with this standard, all foreign exchange translation gains and losses are included in the results of operations.

(t) Derivatives

Derivative instruments, regardless of whether they are entered into for trading or hedging purposes, are valued at fair value. Derivative contracts not meeting the requirements for hedge accounting treatment are classified as trading contracts with the changes in fair value included in current operations.

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

(u) Leases

The Company accounts for and classifies its lease transactions as either an operating or capital lease, depending on the terms of the lease under Korean Lease Accounting Standards If a lease is substantially

KT CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

noncancellable and meets one or more of the criteria listed below, the present value of future minimum lease payments is reflected as an obligation under capital lease.

•	Ownership of the leased property shall be transferred to the lessee at the end of the lease term without additional payment or for a contract price.

•	The lease has a bargain purchase option.

•	The lease term is equal to 75% or more of the estimated economic useful life of the leased property.

•	The present value at the beginning of the lease term of the minimum lease payments equals or exceeds 90% of the fair value of the leased property.

If the above criteria are not met, the lease is classified as an operating lease and lease payments are expensed under straight-line over the lease term.

(v) Income Taxes

Income tax expense or benefit on earnings includes both current and deferred taxes. Current tax is the expected tax payable on the taxable income for the year, using tax rates enacted at the balance sheet date. Deferred tax is provided using the asset and liability method, providing for temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. However, deferred taxes are not recognized for temporary differences related to unrealized gains and losses on available-for-sales securities that are reported in a separate component of stockholders’ equity. Deferred tax assets and liabilities are measured using tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period of the expected enactment date.

A deferred tax asset is recognized only to the extent that it is probable that such deferred tax asset is recoverable in a future period. Deferred tax assets are reduced to the extent that it is no longer probable that the related tax benefit will be realized.

(w) Stock Options

The stock option program allows the Company’s officers to acquire shares of the Company. The option exercise price is generally fixed at above the market price of underlying shares at the date of the grant. The Company values stock options based upon an option-pricing model (Black-Scholes model) under the fair value method and recognizes this value as an expense over the period in which the options vest.

When the options are exercised, equity is increased by the amount of the proceeds received, and the values of options exercised and credited to the capital adjustment account. When stock options are forfeited because the specified vesting requirements are not satisfied, previously recognized compensation costs and corresponding capital adjustment account are reversed to earnings. When stock options expire unexercised, previously recognized compensation costs and corresponding capital adjustment account are reversed to capital surplus.

(x) Dividends Payable and Appropriation of Retained Earnings

Effective January 1, 2003, the Company adopted Statement of Korea Accounting Standards No. 6, “Events Occurring After the Balance Sheet Date”. Under this standard, dividends are not recorded until approved by the shareholders. As a result, the Company adjusted stockholder’s equity as of December 31, 2002 by (Won)212,887 million. The amount represents the dividends payable recorded in 2002. In addition, appropriated retained earnings as of December 31, 2002 decreased by (Won)1,583,589 million while unappropriated retained earnings

KT CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

increased by the same amount because the amount of appropriations was declared by the Company but not yet approved at the shareholders’ meeting. Under the new standard, for the comparative purposes, this amount was retroactively adjusted as of December 31, 2002.

(y) Earnings Per Share

Basic earnings per common share are calculated by dividing net earnings available to common stock by the weighted-average number of shares of common stock holders outstanding during each period. Diluted earnings per share are calculated by dividing net earnings plus interest expenses, net of tax, of the convertible notes available to common stock holders by the weighted-average number of shares of common stock outstanding adjusted to include the potentially dilutive effect of the convertible notes.

Bonds with warrants and stock options were not considered when calculating diluted earnings per share because the exercise price of the warrants and stock options was greater than the average market price of the common share and, therefore, the effect would have been antidilutive.

(z) Minority Interest in Consolidated Subsidiaries

Minority interest in consolidated subsidiaries is presented as a separate component of stockholders’ equity in the consolidated balance sheets.

(aa) Foreign Currency Translation of Foreign Subsidiaries

Assets and liabilities of the Company’s foreign subsidiaries and operations are translated at current rate of exchange at the balance sheet date while profit and loss items in the statement of earnings are translated at average exchange rate and capital account at historical rate. Gains and losses resulting from such translation of financial statements are recognized as a foreign-based operations translation adjustment in stockholders’ equity.

(ab) Use of Estimates

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

(ac) Application of the Statements of Korea Financial Accounting Standards

The Korean Accounting Standards Board (“KASB”) has published a series of Statements of Korea Accounting Standards (“SKAS”), which will gradually replace the existing financial accounting standards, established by the Korea Financial Supervisory Board. The Company adopted SKAS No. 2 through No. 9 as of January 1, 2003. SKAS No. 10 “Inventories,” No. 12 “Construction-Type Contracts,” and No. 13 “Troubled Debt Restructuring” become effective for the Company on January 1, 2004 according to the effective date set forth by each SKAS. The Company does not expect the adoption of these Standards to have a material impact on the consolidated financial statements.

(ad) Accounting for the Disposition of an Equity Interest in a Consolidated Subsidiary

Gain or loss on the Company’s sale of a subsidiary’s stock is recognized in income if, after the sale of the equity interest, the investment is no longer required to be consolidated. If the entity is still required to be consolidated, the Company records the difference between net proceeds and the carrying amount of the stock as an adjustment to stockholders’ equity.

KT CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

(ae) Fair Value of Financial Instruments

The following methods and assumptions were used to estimate the fair value of each significant class of financial instruments for which it was practicable to estimate such value:

(i) Cash and cash equivalents, short-term financial instruments, notes and accounts receivable—trade, accounts receivable—other, trading securities, available-for-sale securities, notes and accounts payable—trade, short-term borrowings and accrued expenses. The carrying amount approximates fair value because these instruments are either carried at fair value or because of the short maturity of these instruments.

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

(v) Interest rate swap, interest rate swaption, currency swap and interest currency swap

The fair values of interest rate swap, interest rate swaption, currency swap and interest currency swap are estimated based on quotes obtained from dealers.

The estimated fair values of the Company’s significant financial instruments at December 31, 2002 and 2003 are summarized as follows:

	2002 (millions)
	Carrying amount		Fair value
Cash and cash equivalents	(Won)	1,086,689	1,086,689
Short-term financial instruments		819,859	819,859
Notes and accounts receivable—trade		2,982,501	2,982,501
Accounts receivable—other		512,512	512,512
Trading securities		433,661	433,661
Available-for-sale securities:
• Practicable to estimate fair value		1,010,528	1,010,528
• Not practicable		195,940	N/A
Held-to-maturity securities		6,013	5,997
Loans included in other current assets and other assets		1,033,499	849,888

KT CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

	2002 (millions)
	Carrying amount	Fair value
Notes and accounts payable—trade	1,167,195	1,167,195
Short-term borrowings	1,116,385	1,116,385
Accrued expenses	257,565	257,565
Interest rate swap	7,662	7,662
Interest rate swaption	1,459	1,459
Long-term debt, including current portion	11,723,697	11,473,089

	2003 (millions)
	Carrying amount	Fair value
Cash and cash equivalents	760,868	760,868
Short-term financial instruments	60,899	60,899
Notes and accounts receivable—trade	2,647,379	2,647,379
Accounts receivable—other	323,042	323,042
Trading securities	52,397	52,397
Available-for-sale securities:
• Practicable to estimate fair value	339,640	339,640
• Not practicable	207,759	N/A
Held-to-maturity securities	117,121	117,205
Interest rate swap	2,998	2,998
Interest rate swaption	989	989
Interest currency swap	5,083	5,083
Loans included in other current assets and other assets	690,711	578,609
Notes and accounts payable—trade	1,022,805	1,022,805
Short-term borrowings	631,689	631,689
Accrued expenses	252,841	252,841
Interest rate swap	16,077	16,077
Currency swap	3,554	3,554
Long-term debt, including current portion	11,222,258	10,972,913

KT CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

It was not practicable to estimate the fair value of investments in unlisted companies. Additional unaudited information as to total assets, stockholders’ equity (deficit), revenues and net income (loss) for these investments as of and for the years ended December 31, 2002 and 2003 are summarized as follows:

	Unaudited 2002 (millions)
	Percentage ownership	Carrying amount		Total assets	Stock- holders’ equity (deficit)	Revenues	Net income (loss)
Intelsat Ltd.	0.7	(Won)	6,222	4,760,105	2,581,141	1,241,175	343,015
Inmarsat Venture plc	2.3		15,015	1,664,862	1,117,830	579,459	205,456
Korea Software Financial Cooperative	1.4		1,000	88,188	82,140	5,953	2,819
Korea Multinet Co.	7.1		—	7,650	(4,012)	1,468	(2,574)
Polytech Adventure Town, Inc.	6.7		200	2,934	2,907	—	(99)
Real Telecom Corporation	7.8		5,190	46,196	14,837	22,928	(4,424)
KT Internal Venture Fund No.1	89.3		3,303	3,785	3,682	24	(134)
Korea Information Certificate Authority, Inc.	9.4		2,000	21,551	18,133	13,743	(381)
Mirae Asset Securities Co., Ltd.	9.6		11,960	563,773	191,315	531,763	21,311
Korea Telecom Venture Fund No. 1	90.0		18,000	22,122	21,856	619	350
Kookmin Credit Information, Inc.	13.0		1,202	12,901	6,550	32,249	1,243
Korea Information Technology Fund	33.3		100,000	300,000	300,000	—	—
On Game Network Inc.	19.5		1,060	9,016	5,869	10,953	148
Online Pass Co., Ltd.	19.5		370	1,873	1,571	1,731	(324)
Danish Russian Japan Korean Telecommunication Group	10.0		307	- - - - - - - - - Not available - - - - - - - - -
Other	—		30,111	- - - - - - - - - Not available - - - - - - - - -

		(Won)	195,940

KT CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

	Unaudited 2003 (millions)
	Percentage ownership	Carrying amount		Total assets	Stock- holders’ equity (deficit)	Revenues	Net income (loss)
Intelsat Ltd.	0.7	(Won)	6,222	6,046,679	2,794,525	1,135,715	215,894
Inmarsat Venture plc	2.3		15,015	1,653,212	1,110,008	552,025	195,729
Korea Software Financial Cooperative	1.4		1,000	101,779	96,305	6,542	3,260
Korea Multinet Co.	7.1		—	5,476	(6,110)	131	(2,348)
Polytech Adventure Town, Inc.	6.7		200	1,425	1,405	18	(148)
Real Telecom Corporation	7.8		721	38,260	9,265	18,595	(9,563)
KT Internal Venture Fund No.1	89.3		3,303	12,481	12,410	5,230	5,131
KT Internal Venture Fund No.2	90.0		3,000	3,302	3,301	25	10
Korea Information Certificate Authority, Inc.	9.4		2,000	25,363	18,067	15,062	(26)
Mirae Asset Securities Co., Ltd	9.6		11,960	880,615	214,304	225,222	31,174
Korea Telecom Venture Fund No. 1	90.0		18,000	24,046	23,737	1,136	697
Kookmin Credit Information, Inc.	13.0		1,202	6,457	3,378	8,481	(5,894)
Korea Information Technology Fund	33.3		100,000	309,459	309,459	—	9,459
On Game Network Inc.	19.5		1,060	9,146	6,749	11,681	380
Online Pass Co., Ltd.	19.5		370	1,341	1,006	838	(584)
Danish Russian Japan Korean Telecommunication Group	10.0		307	- - - - - - - - - Not available - - - - - - - - -
Other	—		43,399	- - - - - - - - - Not available - - - - - - - - -

		(Won)	207,759

(af) Consolidated Statements of Cash Flows

The Company paid (Won)669,690 million, (Won)574,795 million and (Won)681,595 million in interest (net of amounts capitalized) and (Won)67,789 million, (Won)329,816 million and (Won)747,700 million in income taxes for the years ended December 31, 2001, 2002 and 2003, respectively.

(ag) Segment Information

The Company has two reportable operating segments—wireline communications and PCS services (including IMT-2000 services). Wireline communications include all services provided to fixed line customers, including internet services, data communication services, wire and other facilities, leased line services and telephone services. Beginning in 2003, the IMT-2000 services operating segment is included within the PCS services operating segment due to the merger between the two separate legal entities, KTF and KTICOM during 2003. In prior years, IMT-2000 services was reported as a separate operating segment. PCS service is a digital wireless telephone system that uses light handsets with a long battery life to communicate via low-power antennas. PCS telephones have the capacity to receive and send data as well as voice transmission. IMT-2000 service is a third-generation, high-capacity wireless communication system that enables subscribers to utilize a full range of mobile multi-media services including video phone and wireless data transmission. The operations of all other entities which fall below the reporting thresholds are included in the “Miscellaneous” segment below, and include entities providing, among others, submarine cable construction and group telephone management.

KT CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

The Company’s reportable segments are separate legal entities that offer different products and services and/or serve different customers. No single customer accounted for revenues in excess of 10% of total revenues. The entities are managed differently since they utilize different technology and marketing strategies and have different capital requirements. Management primarily evaluates the performance of the segments based on operating income (loss).

The Company accounts for intersegment revenues and costs as if the related transactions were with third parties. The adjustments included in “Reconciling Adjustments,” line item “Other income (expenses), net” include minority interest in earnings of consolidated subsidiaries of (Won)(260,422) million, (Won)(316,918) million and (Won)(235,695) million in 2001, 2002 and 2003, respectively, and elimination of the parent company’s equity in net earnings of KTF and other subsidiaries of (Won)(175,911) million, (Won)(208,756) million and (Won)(160,161) million in 2001, 2002 and 2003, respectively. Reconciling adjustments also include reclassification of amortization of goodwill between the line items “Other income (expenses), net” and “Operating expenses—Depreciation and amortization” in the amount of (Won)301,292 million, (Won)294,652 million and (Won)294,306 million in 2001, 2002 and 2003, respectively. Additionally, reconciling adjustments include intersegment eliminations in all line items.

The following table provides information for each operating segment as of and for year ended December 31, 2001:

	2001 (millions)
	Wireline Communications		PCS Services	Miscellaneous	Reconciling Adjustments	Consolidated
Operating revenues:
External customers	(Won)	11,098,504	4,428,159	450,565	—	15,977,228
Intersegment		448,378	593,986	225,404	(1,267,768)	—

		11,546,882	5,022,145	675,969	(1,267,768)	15,977,228

Operating expenses:
Depreciation and amortization		3,037,816	620,244	54,912	296,800	4,009,772
Other		7,025,305	3,637,157	617,123	(1,287,406)	9,992,179

		10,063,121	4,257,401	672,035	(990,606)	14,001,951

Operating income (loss)		1,483,761	764,744	3,934	(277,162)	1,975,277

Interest income		48,717	68,394	15,535	—	132,646
Interest expense		(423,577)	(276,825)	(12,040)	—	(712,442)
Other income (expenses), net		257,261	34,541	(17,533)	(135,305)	138,964

Earnings (loss) before income taxes		1,366,162	590,854	(10,104)	(412,467)	1,534,445

Income taxes		278,951	135,976	6,764	(221)	421,470

Net earnings (loss)	(Won)	1,087,211	454,878	(16,868)	(412,246)	1,112,975

Total assets	(Won)	22,851,115	8,981,379	928,948	(2,748,887)	30,012,555

Capital expenditures	(Won)	2,677,672	1,171,464	76,222	(7,157)	3,918,201

KT CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

The following table provides information for each operating segment as of and for year ended December 31, 2002:

	2002 (millions)
	Wireline Communications		PCS Service	Miscellaneous	Reconciling Adjustments	Consolidated
Operating revenues:
External customers	(Won)	11,291,130	4,806,875	339,417	—	16,437,422
Intersegment		455,113	552,334	358,745	(1,366,192)	—

		11,746,243	5,359,209	698,162	(1,366,192)	16,437,422
Operating expenses:
Depreciation and amortization		2,714,437	728,845	62,713	291,099	3,797,094
Other		7,200,342	3,841,340	626,417	(1,409,574)	10,258,525

		9,914,779	4,570,185	689,130	(1,118,475)	14,055,619

Operating income (loss)		1,831,464	789,024	9,032	(247,717)	2,381,803

Interest income		53,890	57,976	12,280	(1,028)	123,118
Interest expense		(425,482)	(216,092)	(9,914)	1,028	(650,460)
Other income (expenses), net		1,155,746	(19,710)	(22,779)	(279,430)	833,827

Earnings (loss) before income taxes		2,615,618	611,198	(11,381)	(527,147)	2,688,288

Income taxes		651,801	79,921	11,129	(1,497)	741,354

Net earnings (loss)	(Won)	1,963,817	531,277	(22,510)	(525,650)	1,946,934

Total assets	(Won)	21,761,117	8,909,766	893,828	(2,514,565)	29,050,146

Capital expenditures	(Won)	2,145,210	1,034,693	56,722	(4,279)	3,232,346

KT CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

The following table provides information for each operating segment as of and for the year ended December 31, 2003:

	2003 (millions)
	Wireline Communications		PCS Services	Miscellaneous	Reconciling Adjustments	Consolidated
Operating revenues:
External customers	(Won)	11,090,939	4,520,348	456,492	—	16,067,779
Intersegment		483,610	566,999	462,716	(1,513,325)	—

		11,574,549	5,087,347	919,208	(1,513,325)	16,067,779

Operating expenses:
Depreciation and amortization		2,514,299	849,500	101,874	291,553	3,757,226
Other		7,817,106	3,459,638	775,515	(1,564,142)	10,488,117

		10,331,405	4,309,138	877,389	(1,272,589)	14,245,343

Operating income (loss)		1,243,144	778,209	41,819	(240,736)	1,822,436

Interest income		78,670	34,842	12,046	(10,104)	115,454
Interest expense		(432,200)	(272,992)	(10,452)	10,104	(705,540)
Other income (expenses), net		400,055	(76,937)	(55,685)	(154,418)	113,015

Earnings (loss) before income taxes		1,289,669	463,122	(12,272)	(395,154)	1,345,365

Income taxes		459,603	51,657	11,671	700	523,631

Net earnings (loss)	(Won)	830,066	411,465	(23,943)	(395,854)	821,734

Total assets	(Won)	19,573,181	7,591,888	1,229,309	(2,837,703)	25,556,675

Capital expenditures	(Won)	2,083,370	953,377	186,830	(14,201)	3,209,376

(3) Basis of Translating Consolidated Financial Statements

The consolidated financial statements are expressed in Korean won and, solely for the convenience of the reader, the consolidated financial statements as of and for the year ended December 31, 2003, have been translated into United States dollars at the rate of (Won)1,192.0 to US$1, the noon buying rate in the City of New York for cable transfers in Won as certified for customs purposes by the Federal Reserve Bank of New York at December 31, 2003. The translation should not be construed as a representation that any or all of the amounts shown could be converted into U.S. dollars at this or any other rate.

(4) Cash and Cash Equivalents

Cash and cash equivalents as of December 31, 2002 and 2003 are summarized as follows:

	Millions
	2002		2003
Cash on hand	(Won)	79	380
Checking accounts		2,358	3,919
Passbook accounts		36,321	17,859
Cash in transit		610,207	541,918
Time deposits		437,724	196,792

	(Won)	1,086,689	760,868

KT CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

(5) Restricted Deposits

There are certain amounts included in cash and cash equivalents, short-term and long-term financial instruments which are restricted in use for expenditures for certain business purposes as of December 31, 2002 and 2003 as follows:

	Millions
	2002		2003
Short-term financial instruments	(Won)	7,709	3,127
Long-term financial instruments		80	61
Passbook accounts		—	1,038

	(Won)	7,789	4,226

(6) Inventories

Inventories as of December 31, 2002 and 2003 are summarized as follows:

	Millions
	2002		2003
Construction and repair materials	(Won)	66,915	72,924
PCS handsets		146,818	225,809
Other		30,458	66,100

	(Won)	244,191	364,833

(7) Other Current Assets

Other current assets as of December 31, 2002 and 2003 are summarized as follows:

	Millions
	2002		2003
Current portion of long-term loans to employees	(Won)	157,340	118,629
Prepaid expenses		38,086	28,412
Prepayments		61,269	49,371
Accrued interest income		16,171	8,359
Refundable deposits		2,334	8,721
Short-term loans		3,553	6,526
Interest rate swap (note 22)		—	2,998
Interest currency swap (note 22)		—	5,083
Interest rate swaption (note 22)		—	989
Other		2,670	956

	(Won)	281,423	230,044

(8) Investments in Securities

Investments in securities as of December 31, 2002 and 2003 are summarized as follows:

(a) Trading securities (fair value)

	Millions
	2002		2003
Mutual funds	(Won)	433,661	52,397

KT CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

(b) Available-for-sale securities

(i) Equity securities

	Percentage of ownership (%)		Millions
	2002	2003	2002			2003
Current assets:
Knowledge Plant, Inc.	12.6	4.4		—	*	7,272
SK Telecom Co., Ltd. (“SK Telecom”)	4.3	—		853,281		—

			(Won)	853,281		7,272

Investment assets:
New Skies Satellites N.V.	1.4	1.4	(Won)	9,246		15,917
Intelsat Ltd.	0.7	0.7		6,222		6,222
Inmarsat Ventures plc	2.3	2.3		15,015		15,015
Danish Russian Japan Korean Telecommunication Group	10.0	10.0		307		307
Real Telecom Corporation	7.8	7.8		5,190		721
Polytech Adventure Town, Inc.	6.7	6.7		200		200

*	Investment in Knowledge Plant, Inc. of (Won)1,420 million is included in other equity securities as of December 31, 2002.

	Percentage of ownership (%)		Millions
	2002	2003	2002		2003
Korea Software Financial Cooperative	1.4	1.4	(Won)	1,000	1,000
Korea Information Certificate Authority, Inc.	9.4	9.4		2,000	2,000
K-3-I Co., Ltd.	13.0	13.0		300	300
KT Internal Venture Fund No. 1	89.3	89.3		3,303	3,303
KT Internal Venture Fund No. 2	—	90.0		—	3,000
Mirae Asset Securities Co., Ltd.	9.6	9.6		11,960	11,960
Korea Telecom Venture Fund No. 1	90.0	90.0		18,000	18,000
Sky Life Contents fund	22.5	22.5		4,500	4,500
ICO Global Communication (Holdings) Limited	0.1	0.1		617	617
Korea Information Technology Fund	33.3	33.3		100,000	100,000
DAEGU Football Club	1.0	1.0		300	300
Kookmin Credit Information Inc. (formerly National Information & Credit Evaluation, Inc.)	13.0	13.0		1,202	1,202
On Game Network Inc.	19.5	19.5		1,060	1,060
GaeaSoft Corp.	6.4	6.4		2,184	913
KRTnet Corporation	7.5	7.5		4,493	4,454
Sports Toto	—	8.7		—	13,500
VACOM WIRELESS, INC.	16.8	16.8		1,880	1,880
ESTsoft Corp.	15.0	15.0		1,650	1,650
CEC Mobile	16.7	16.7		4,456	4,456
ONSE TELECOM	0.4	0.8		2,148	4,605
Other	—	—		15,029	12,219

			(Won)	212,262	229,301

KT CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

Investments in equity securities for New Skies Satellites N.V., GaeaSoft Corp., Knowledge Plant, Inc., and KRTnet Corporation are recorded at fair value. All other equity securities that do not have readily determinable fair values are stated at cost.

The Company and SK Telecom agreed to an equity swap on December 20, 2002 under which each company sold all of the other’s equity shares it held in the other. According to the agreement, the Company exchanged 4,457,635 shares of SK Telecom for 15,454,659 shares of treasury stock plus cash of (Won)211,868 million on December 30, 2002. In addition, the Company exchanged 3,809,288 shares of SK Telecom for 14,353,674 shares of treasury stock plus cash of (Won)122,679 million on January 10, 2003 and the Company recognized a gain on disposition of available-for-sale securities in the amount of (Won)775,241 million for the year ended December, 31, 2003.

The Company recognized impairment loss of available-for-sale securities of (Won)8,856 million for the year ended December 31, 2003. This charge was related to other-than-temporary declines in the value of the investee company.

(ii) Debt securities

	Maturity	Millions
		2002		2003
Current assets:
Beneficiary certificates	2004	(Won)	—	216,105
Equity-linked securities	2004		—	63,380

		(Won)	—	279,485

Investment assets:
KTF First Securitization Specialty Co., Ltd.	2004	(Won)	43,430	—
KTF Second Securitization Specialty Co., Ltd. (note 22(i))	2005		—	19,254
Equity-linked securities	2004		97,495	—
Beneficiary certificates	2005		—	12,087

		(Won)	140,925	31,341

On April 11, 2002, the Company purchased equity-linked securities of (Won)132,594 million from Citigroup Global Markets Inc. (“CGMI” and previously called “Saloman Smith Barney Holdings, Inc.”). These equity-linked securities have maturities of 2 and 2.5 years. The value of the equity-linked securities is linked to the weighted-average quoted price of 500,000 shares of SK Telecom stock, whereby the amount payable to the Company from CGMI will be adjusted based on the weighted-average quoted share price of SK Telecom. Generally, if the weighted-average quoted share price of the SK Telecom shares were to fall below (Won)150,930 and (Won)154,155 for the 2 year and 2.5 year notes, respectively, the amount payable to KT from CGMI would be zero and if the weighted-average quoted share price of SK Telecom shares were to exceed (Won)301,860 and (Won)308,310 for the 2 year and 2.5 year notes, respectively, then the amount payable to KT from CGMI would be the full value of 500,000 SK Telecom shares based on the weighted-average quoted share price of SK Telecom. In addition, if the weighted-average quoted share price were to fall between the prescribed ceiling and floor amounts, then the amount payable to KT by CGMI would be two times the weighted average quoted share price of SK Telecom shares less (Won)301,860 and (Won)308,310 for the 2 year and 2.5 year notes, respectively, calculated based on 500,000 SK Telecom shares.

KT CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

The Company’s investments in the equity-linked securities are recorded at fair value and unrealized holding gains and losses are recorded as a separate component of stockholders’ equity. The equity-linked securities were tested for impairment during 2003 due to the significant decrease of the quoted market value of SK Telecom shares. As a result of this impairment test, the Company recognized an impairment loss amounting to (Won)35,137 million on the equity-linked securities for the year ended December 31, 2003. If the quoted market value of SK Telecom shares continues to decline, the Company may be required to record additional impairment losses. As of December 31, 2003, SK Telecom shares were quoted at (Won)199,000 per share, resulting in unrealized loss of (Won)34,078 million.

(iii) Changes in unrealized holding gains (losses)

Changes in unrealized gains (losses) on available-for-sale securities for the year ended December 31, 2003 are summarized as follows:

	Millions
Beginning balance	(Won)	743,563
Realized gains on disposition of securities		(781,407)
Impairment loss on available-for-sale securities		35,137
Changes in unrealized losses, net		(22,092)

Net balance at end of year	(Won)	(24,799)

(c) Held-to-maturity securities

	Millions
	2002		2003
Current assets:
Government and municipal bonds	(Won)	218	5,712

Long-term assets:
Government and municipal bonds		5,795	11,495
Subordinated interest in securitized accounts receivable (note 22(j))		—	99,914

	(Won)	5,795	111,409

KTF retained the above subordinated interest in securitized accounts receivable issued by Shinhan Bank Trust in relation to the sale of trade accounts and notes receivable. KTF believes that the difference between fair value and acquisition cost, which may arise from the uncollectibility of the trade accounts and notes receivable, will not have a material effect on the operations or financial position of the Company.

KT CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

(9) Investments in Equity Securities of Affiliated Companies

Investments in affiliated companies accounted for using the equity method as of December 31, 2002 and 2003, are summarized as follows:

	Percentage Ownership(%)		Millions
			2002			2003
	2002	2003	Net asset		Book value	Net asset	Book value
Listed:*
Hallim Venture Capital Corporation (“HVCC”)	—	25.3		—	—	7,700	3,512

Unlisted:
Mongolian Telecommunications Co.	40.0	40.0	(Won)	5,693	5,693	4,982	4,982
Korea IT Venture Partners Inc.	28.0	28.0		8,529	8,529	9,227	9,227
KT Rental Corp. (note 2(a))**	48.8	—		23,314	23,314	—	—
KBSi Co., Ltd.	32.4	32.4		2,153	2,153	1,386	1,386
Korea Telephone Directory Co., Ltd.	34.0	34.0		8,383	8,383	8,601	8,601
eNtoB Corp.	23.8	23.8		2,596	2,596	3,420	3,420
KT Infotech Corporation	15.6	15.6		4,551	4,105	4,350	3,955
Korea Telecom Realty Development and Management Co., Ltd.	19.0	19.0	(Won)	1,600	1,501	1,964	1,921
Korea Digital Satellite Broadcasting Co. (“KDB”)	18.2	29.9		35,740	36,257	40,411	89,885
Korea Information Data Corp.	19.0	19.0		5,233	5,233	6,864	6,864
Korea Information Service Corp.	19.0	19.0		3,632	3,632	4,552	4,552
KT Instrument & Communication Corp.	19.0	19.0		211	210	309	309
Bank Town Co., Ltd.	19.0	19.0		426	408	444	433
Korea Telecom Hitel Global Co., Ltd.	49.0	49.0		490	490	293	293
Sports TOTO On-Line	—	30.0		—	—	1,450	1,450

			(Won)	102,551	102,504	95,953	140,790

*	The quoted market value (based on closing KOSDAQ price) of HVCC as of December 31, 2003 is (Won)4,942 million.
**	KT Rental was included in consolidation during 2003.

In December 2003, the Company purchased an additional 11,770,000 shares of KDB for (Won)82,390 million including (Won)49,119 million of goodwill. After making this cash purchase, the Company’s equity ownership interest increased to 29.9%.

The Company has recorded unrealized losses of (Won)4,266 million and (Won)2,691 million relating to the above affiliates as of December 31, 2002 and 2003, respectively, which have been accounted for as capital adjustments. These capital adjustments have been recorded as unrealized losses on equity securities of affiliates within stockholders’ equity.

The Company received dividends of (Won)1,995 million, (Won)469 million and (Won)554 million in the aggregate from affiliates for the years ended December 31, 2001, 2002 and 2003.

KT CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

(10) Insurance

Property, plant and equipment were insured against fire damage up to an amount of (Won)920,939 million and (Won)1,237,621 million as of December 31, 2002 and 2003, respectively. Additionally, the Company maintains insurance policies covering loss and liability arising from automobile accidents.

(11) Other Assets

Other assets as of December 31, 2002 and 2003 are summarized as follows:

	Millions
	2002		2003
Long-term loans to employees	(Won)	872,606	565,556
Leasehold rights and deposits		278,757	330,747
Goodwill		1,224,102	944,326
Negative goodwill		(2,589)	(2,071)
Frequency usage right, net		1,208,854	1,208,429
Other intangible assets, net		246,944	276,714
Long-term accounts receivable—trade		80,978	48,438
Long-term accounts receivable—other		7,797	17,361
Deferred income tax assets (note 25)		447,670	415,396
Other		156,615	133,064

	(Won)	4,521,734	3,937,960

During 2001, KTICOM acquired IMT-2000 frequency usage right and a license to operate the IMT-2000 business from the MIC for (Won)1,300 billion. As described in note 2(a), KTICOM was merged into KTF on March 6, 2003. The net amount of the frequency usage right of (Won)1,208,429 million is included in other assets in the accompanying consolidated balance sheet as of December 31, 2003. The Company paid 50%, or (Won)650 billion, of this amount in 2001 and the net present value of the remaining (Won)650 billion unpaid balance is recorded as long-term accounts payable—other in the accompanying consolidated balance sheet as of December 31, 2003. These rights have a contractual life of 15 years and will be amortized commencing on the date commercial service is initiated through the end of their contractual life. The Company started to amortize frequency usage right starting from December 1, 2003. In addition, the interest expense incurred from long-term accounts payable—other for frequency usage right was capitalized as frequency usage right through December 31, 2002. For the years ended December 31, 2002 and 2003, capitalized interest amounts to (Won)74,631 million and (Won)7,369 million, respectively. As described in note 2(h), effective January 1, 2003, the Company no longer capitalizes financing costs.

The net amount of the frequency usage right as of December 31, 2002 and 2003 is as follows:

	Millions
	2002		2003
Frequency usage right	(Won)	1,208,854	1,216,223
Less: Accumulated amortization		—	(7,794)

	(Won)	1,208,854	1,208,429

KT CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

Long-term accounts payable—other related to frequency usage right is stated at the net present value of future cash flows, calculated using the effective interest rate(9.93%) at the time of receipt of the frequency use license. The balance as of December 31, 2003 is as follows:

	Millions
Long-term accounts payable—other	(Won)	650,000	650,000
Less: Present value discount		(148,742)	(131,239)

	(Won)	501,258	518,761

The maturities of the Company’s long-term accounts payable—other related to frequency usage right outstanding as of December 31, 2003 are as follows:

Year	Millions
2007	(Won)	90,000
2008		110,000
2009		130,000
2010		150,000
2011		170,000

	(Won)	650,000

(12) Short-term Borrowings

Short-term borrowings (all of which mature within one year) as of December 31, 2002 and 2003 are summarized as follows:

	Interest rate per annum (%)	Millions
		2002		2003
Commercial paper	4.17~4.99	(Won)	623,747	478,000
Banks	4.53~6.35		489,037	119,817
Short-term borrowings in foreign currency	Variable (0.60~3.84)		3,601	33,872

		(Won)	1,116,385	631,689

The weighted average interest rates on short-term borrowings were 5.20% and 4.63% at December 31, 2002 and 2003, respectively.

(13) Other Current Liabilities

Other current liabilities as of December 31, 2002 and 2003 are summarized as follows:

	Millions
	2002		2003
Key money deposits	(Won)	64,542	100,739
Advance receipt		7,505	4,932
Dividends payable		1,316	896
Payables for interest rate swap (note 22)		7,662	16,077
Payables for interest rate swaption (note 22)		1,459	—
Payables for currency swap (note 22)		—	3,554
Other		11,290	6,416

	(Won)	93,774	132,614

KT CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

(14) Long-term Debt

Long-term debt as of December 31, 2002 and 2003 is summarized as follows:

	Interest rate per annum (%)	Maturity date	Millions
			2002		2003
Local currency (Won) debt:
Bonds issued	5.00-11.00	2004~2013	(Won)	7,031,875	6,529,995
Convertible notes of KTF and KTFT	1.00	2004~2005		38,880	38,880
Convertible notes	3.00	2005		1,322,704	1,322,563
Security companies	5.60~6.85	2005~2008		220,000	20,486
Banks	5.66-7.32	2004~2007		101,348	90,680
Information and Telecommunication Improvement Fund	3.42-7.25	2004~2008		93,066	152,584
Other	—	—		1,346	—

				8,809,219	8,155,188

Foreign currency debt:
Convertible notes (USD)	0.25	2007	(Won)	1,593,878	1,483,628
Bonds with warrants (USD)	4.30	2005		600,200	598,900
Yankee bonds (USD)	7.50-7.63	2006~2007		420,140	419,230
Bonds (USD)	Libor+0.80	2006		—	179,670
Bonds (JPY)	2.64~3.13	2004~2006		236,094	158,672
Loans (USD)	Libor+0.45-Libor+1.70	2004~2007		145,008	248,451

				2,995,320	3,088,551

				11,804,539	11,243,739

				2,995,320	3,088,551
				11,804,539	11,243,739
Add: Premium on bonds				11,319	30,997

Less:
Current portion, net of discount				1,846,210	2,172,510
Discount on bonds				92,161	52,478

			(Won)	9,877,487	9,049,748

Convertible notes and bonds with warrants issued by the Company are summarized as follows:

	Issuance date	Issuance amount (millions)		Interest rate per annum	Maturity date
Convertible notes	January 4, 2002	US$	1,318	0.25%	January 4, 2007
Bonds with warrants	January 4, 2002	US$	500	4.30%	January 4, 2005
Convertible notes	May 25, 2002	(Won)	1,397,349	3.00%	May 25, 2005

Holders of convertible notes issued on January 4, 2002 are entitled to convert notes into shares of the Company’s common stock from January 4, 2003 to January 1, 2007. The exchange price is (Won)61,922 per share of common stock, which allowed the bondholders to obtain up to 27,500,099 shares. During 2002 and 2003, due to the early retirement of the convertible notes, the number of shares allowed to the bondholders was reduced to

KT CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

23,504,885 shares. However, in February 2004, the exchange price was changed to (Won)60,588 per share according to the notes covenants requiring the conversion price adjustment upon dividend amounts would increase more than 20%. As a result of the change of exchange price, the number of shares that convertible notes can be converted increased to 24,022,404 shares. These changes are subject to approval at the March 12, 2004 shareholders’ meeting. Holders of convertible notes have the option to redeem the convertible notes on January 4, 2005 at 100% of their principal amount of US$1,126,350 thousand plus accrued and unpaid interest to the redemption date.

Bonds with warrants were issued in connection with a strategic alliance with Microsoft Corp. Holders of bonds with warrants were entitled to exercise the warrants from January 4, 2003 to December 31, 2003. The warrants expired on December 31, 2003 and no warrants had been exercised.

Holders of convertible notes issued on May 25, 2002 are entitled to convert notes into shares of the Company’s common stock from June 25, 2002 to April 25, 2005. The exchange price is (Won)59,400 per share of common stock, which allowed the bondholders to obtain up to 23,524,392 shares. During 2002 and 2003, due to the early retirement of the convertible notes and 13,149 shares of common stock converted, the number of shares allowed to the bondholders was reduced to 22,265,372 shares. The convertible notes, if not converted, will be redeemed at 104.438% of their principal amount at maturity date. The Company recognizes interest expense on convertible notes using the effective interest method, and amortization of the redemption premium is recorded as long-term accrued interest expense.

On October 14, 2002, the Company purchased and retired convertible notes issued on January 4, 2002 with a face value of US$107,750 thousand and convertible notes issued on May 25, 2002 with a face value of (Won)74,000 million for US$116,743 thousand and (Won)77,839 million, with a loss on retirement of convertible notes of (Won)10,762 million.

On December 18, 2003, the Company purchased and retired convertible notes issued on January 4, 2002 with a face value of US$83,700 thousand for US$85,839 thousand with a gain on retirement of convertible notes of (Won)7,441 million.

Aggregate principal maturities for the Company’s long-term debt as of December 31, 2003 are as follows:

Fiscal year ending December 31,	Millions
2004	(Won)	2,177,521
2005		3,666,708
2006		1,232,354
2007		2,441,561
2008		525,595
Thereafter		1,200,000

	(Won)	11,243,739

(15) Refundable Deposits for Telephone Installation

Through September 15, 1998, KT collected deposits for telephone installation in accordance with the Korea Public Telecommunication Business Law. Such deposits (which are reflected as a liability) are to be refunded without interest to the telephone subscribers upon termination of service. For changes in site classifications of telephones that were installed prior to January 1, 1990, KT is obligated to refund the original deposit received plus the increased deposit due to changes in site classifications.

KT CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

Beginning on September 15, 1998, KT allowed customers to choose between alternative plans for basic telephone service. Under such plan, customers were permitted the option to either place fully refundable deposits or pay a reduced non-refundable service initiation fee. The non-refundable service installation fees were recorded as operating revenues. Refundable deposits continue to be subject to the same provisions as described above. Effective April 15, 2001, all new customers are required to pay a non-refundable service initiation fee.

(16) Retirement and Severance Benefits

Changes in retirement and severance benefits for each of the years in the three-year ended December 31, 2003 are summarized as follows:

	Millions
	2001		2002	2003
Estimated severance benefit liability at beginning of year	(Won)	280,788	474,438	379,606
Provision for the year		341,902	275,007	1,067,076
Increase (decrease) due to change of consolidated subsidiaries		(336)	(1,853)	600
Payments		(144,631)	(42,942)	(1,020,940)
Withdrawal from the National Pension Fund, net		355	332	337
Payment of deposit for severance benefit insurance		(3,640)	(325,376)	(180,801)

Net balance at end of year	(Won)	474,438	379,606	245,878

In 2001 and 2003, the Company implemented a voluntary early retirement plan for its employees. Employees electing voluntary early retirement plans in such years received additional amounts of retirement and severance benefits which were expensed in 2001 and 2003, amounting to (Won)74,337 million and (Won)831,535 million, respectively. In 2001 and 2003, the aggregate amounts of normal retirement and severance benefits, previously accrued as retirement and severance benefit liabilities, of the employees electing to retire pursuant to such programs amounted to (Won)13,017 million and (Won)110,932 million, respectively.

(17) Other Long-term Liabilities

Other long-term liabilities as of December 31, 2002 and 2003 are summarized as follows:

	Millions
	2002		2003
Accrual for customer call bonus points	(Won)	96,397	105,391
Advance receipt		20,382	17,099
Key money deposits from customers		19,881	20,963
Other		20,899	5,414

	(Won)	157,559	148,867

KT CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

(18) Stockholders’ Equity

The composition of holders of common stock as of December 31, 2001, 2002 and 2003 are summarized as follows:

	No. of shares owned			Ownership percentage
	2001	2002	2003	2001	2002	2003
Ministry of Information and Communication	125,165,577	—	—	40.09	—	—
National Pension Corporation	9,666,789	7,859,178	9,461,792	3.10	2.54	3.32
Employee Stock Ownership Associations	823,879	17,678,198	16,394,226	0.26	5.72	5.76
Treasury stock	1,073,060	76,988,771	74,090,974	0.34	24.91	26.01
Others, including private companies	175,470,354	206,551,512	184,902,408	56.21	66.83	64.91

	312,199,659	309,077,659	284,849,400	100.00%	100.00%	100.00%

Changes in common stock for the years ended December 31, 2002 and 2003 are as follows:

	Number of shares issued	Millions
Balance at January 1, 2002	312,199,659	(Won)	1,560,998
Retirement of treasury stock on October 9, 2002	(3,122,000)		—

Balance at December 31, 2002	309,077,659	(Won)	1,560,998

Retirement of treasury stock on January 6, 2003	(15,454,659)		—
Retirement of treasury stock on June 20, 2003	(2,937,000)		—
Retirement of treasury stock on December 9, 2003	(5,836,600)		—

Balance at December 31, 2003	284,849,400	(Won)	1,560,998

KT CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

As allowed by the Securities Exchange Law of the Republic of Korea, the Company retired its treasury shares by a charge to retained earnings rather than its common stock.

Changes in stockholders’ equity for the years ended December 31, 2001, 2002 and 2003 are as follows:

	Millions
	Common stock		Capital surplus	Retained earnings		Capital adjustments	Minority interest	Total
				Appropriated	Unappropriated
Balance at January 1, 2001	(Won)	1,560,998	1,431,439	4,721,848	1,043,385	2,717,495	1,055,192	12,530,357
Net earnings		—	—	—	1,112,975	—	—	1,112,975
Appropriations of retained earnings		—	—	857,260	(857,260)	—	—	—
Dividends		—	—	—	(159,265)	—	—	(159,265)
Increase in treasury stock, net		—	—	—	—	(19,779)	—	(19,779)
Decrease in unrealized gains on available-for-sale securities		—	—	—	—	(486,488)	—	(486,488)
Unrealized gain on equity securities of affiliate		—	—	—	—	1,354	—	1,354
Minority interest in earnings of consolidated subsidiaries, net		—	—	—	—	—	260,422	260,422
Issuance of common stock of a consolidated subsidiary		—	33,784	—	—	—	66,110	99,894
Changes in subsidiaries included in consolidation		—	—	—	—	—	673,472	673,472
Effect of merger between KTF and KTM		—	(19,124)	—	—	—	—	(19,124)
Other		—	50	—	—	(1,449)	(9,116)	(10,515)

Balance at December 31, 2001	(Won)	1,560,998	1,446,149	5,579,108	1,139,835	2,211,133	2,046,080	13,983,303

Net earnings		—	—	—	1,946,934	—	—	1,946,934
Appropriations of retained earnings		—	—	863,157	(863,157)	—	—	—
Retirement of treasury stock		—	—	—	(167,341)	—	—	(167,341)
Dividends		—	—	—	(224,054)	—	—	(224,054)
Increase in treasury stock, net		—	—	—	—	(4,021,094)	—	(4,021,094)
Loss on retirement of treasury stock		—	—	—	—	(6,638)	—	(6,638)
Increase (decrease) in unrealized gains on available-for-sale securities		—	—	—	—	(1,566,580)	1,310	(1,565,270)
Unrealized loss on equity securities of affiliate		—	—	—	—	(2,923)	(178)	(3,101)
Minority interest in earnings of consolidated subsidiaries, net		—	—	—	—	—	316,918	316,918
Issuance of common stock of a consolidated subsidiary		—	2,526	—	—	—	22,169	24,695
Changes in subsidiaries included in consolidation		—	—	—	—	—	238	238
Goodwill of additional equity in consolidated subsidiaries acquired during 2002		—	(217)	—	—	—	(449,774)	(449,991)
Other		—	(507)	—	—	(857)	(669)	(2,033)

Balance at December 31, 2002	(Won)	1,560,998	1,447,951	6,442,265	1,832,217	(3,386,959)	1,936,094	9,832,566

KT CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

	Millions
	Common stock		Capital surplus	Retained earnings		Capital adjustments	Minority interest	Total
				Appropriated	Unappropriated
Balance at January 1, 2003	(Won)	1,560,998	1,447,951	6,442,265	1,832,217	(3,386,959)	1,936,094	9,832,566
Net earnings		—	—	—	821,734	—	—	821,734
Appropriations of retained earnings		—	—	1,583,589	(1,583,589)	—	—	—
Retirement of treasury stock		—	—	—	(1,198,499)		—	(1,198,499)
Dividends (note 26)		—	—	—	(212,887)	—	—	(212,887)
Cumulative effect of an accounting Change (note 2(a))		—	—	—	(1,530)	—	(2,198)	(3,728)
Increase (decrease) in unrealized gains on available-for-sale securities		—	—	—	—	(768,362)	2,541	(765,821)
Unrealized loss on equity securities of affiliate		—	—	—	—	1,575	1,937	3,512
Decrease of treasury stock, net (note 21)		—	—	—	—	149,627	—	149,627
Loss on retirement of treasury stock		—	—	—	—	(9,753)	—	(9,753)
Stock options		—	—	—	—	6,192	774	6,966
Changes in translation adjustments of foreign subsidiaries		—	—	—	—	2,087	160	2,247
Changes in subsidiaries included in consolidation		—	—	—	—	—	27,379	27,379
Acquisition of additional equity in consolidated subsidiaries during 2003		—	(165,642)	—	—	—	(260,410)	(426,052)
Equity change of subsidiary from merger transaction		—	26,181	—	—	—	(92,958)	(66,777)
Minority interest in earnings of consolidated subsidiaries, net		—	—	—	—	—	235,695	235,695
Other		—	122	—	—	—	289	411

Balance at December 31, 2003	(Won)	1,560,998	1,308,612	8,025,854	(342,554)	(4,005,593)	1,849,303	8,396,620

(19) Capital Surplus

Capital surplus as of December 31, 2001, 2002 and 2003 is summarized as follows:

	Millions
	2001		2002	2003
Paid-in capital in excess of par value	(Won)	1,440,258	1,440,258	1,440,258
Goodwill of additional equity in consolidated subsidiaries		(15,790)	(16,007)	(181,649)
Other, net		21,681	23,700	50,003

	(Won)	1,446,149	1,447,951	1,308,612

The line item, Other, net, mainly consists of the effects of common stock issuance of subsidiaries and merger between subsidiaries.

KT CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

(20) Appropriated Retained Earnings

Retained earnings appropriated to various restricted reserves as of December 31, 2001, 2002 and 2003 are summarized as follows:

	Millions
	2001		2002	2003
Involuntary reserve:
Legal reserve	(Won)	780,499	780,499	780,499
Voluntary reserve:
Reserve for business rationalization		76,931	193,101	443,416
Reserve for technology and human resource development		10,000	6,667	3,334
Reserve for social overhead capital		43,333	23,333	3,333
Reserve for business expansion		4,460,398	5,230,718	6,587,325
Reserve for redemption of telephone bonds		207,947	207,947	207,947

	(Won)	5,579,108	6,442,265	8,025,854

Retained earnings appropriated to legal reserve are restricted in use as cash dividends under the applicable laws and regulations of the Republic of Korea. The Korean Commercial Code requires KT to appropriate to a legal reserve an amount equal to at least 10% of the cash dividend amount at the end of each accounting period until the reserve equals 50% of stated capital. The legal reserve may be used to reduce a deficit or may be transferred to stated capital.

The Company is allowed to appropriate from retained earnings amounts necessary to establish reserves for business expansion and research and development. These reserves may be used for research, development and facilities expansion of the Company.

Under the Special Tax Treatment Control Law, the Company is allowed to make certain deductions from taxable income. The Company is, however, required to transfer from retained earnings the amount of tax benefits obtained and transfer such amount into reserves for social overhead capital and technology and human resource development.

Through 2001, under the Special Tax Treatment Control Law, investment tax credits were allowed for certain investments. The Company was, however, required to transfer from retained earnings the amount of tax benefits obtained into a reserve for business rationalization. Effective December 11, 2002, the Company is no longer required to establish a reserve for business rationalization despite tax benefits received for certain investments, and consequently the existing balance is now regarded as a voluntary reserve.

Due to the adoption of Statement of Korea Accounting Standards No. 6, “Events Occurring After the Balance Sheet Date,” appropriated retained earnings as of December 31, 2002 decreased by (Won)1,583,589 million, the amount of appropriations declared by the Company but not yet approved by the shareholders’ meeting. In March 2003, the shareholders’ meeting approved this appropriation. As a result, under this standard, this amount was recorded during 2003.

(21) Treasury Stock

(a) Trust fund

During 2000, in order to stabilize the price of the Company’s common stock in the market, the Company established a treasury stock fund of (Won)100 billion. This trust fund is managed by a bank, which is used primarily

KT CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

as a vehicle for trading the common stock shares of the Company. The trust fund (which is recorded at cost) held treasury stock of 1,250,330 shares and 1,259,170 shares as of December 31, 2002 and 2003, respectively.

(b) Issuance to the notes holders

During 2003, certain holders of convertible notes (as described in note 14), which were issued on May 25, 2002, converted their notes into shares of the Company’s common stock. As part of this transaction, 2,356 shares of treasury stock were issued to the note holders.

(c) Purchase and retirement of treasury stock

The Company and SK Telecom agreed to an equity swap on December 20, 2002, under which each company sold all of the other’s equity shares it held in the other. According to the agreement, the Company exchanged 4,457,635 shares of SK Telecom for 15,454,659 shares of the Company’s common stock and cash of (Won)211,868 million on December 30, 2002 and retired this treasury stock for (Won)786,666 million by a charge to retained earnings on January 6, 2003. In addition, on January 10, 2003, the Company exchanged 3,809,288 shares of SK Telecom for 14,353,674 shares of the Company’s common stock amounting (Won)730,704 million and cash of (Won)122,679 million.

During 2003, the Company initiated a stock buyback and retirement program approved by the Board of Directors. The Company reacquired 8,773,600 shares of treasury stock during 2003 and retired these treasury shares amounting to (Won)411,833 million by a charge to retained earnings. As of December 31, 2003, no amounts under the stock buyback and retirement programs are outstanding.

(d) Sale and contribution to Employee Stock Ownership Association

On August 28, 2003, the Company sold 1,803,296 shares of treasury stock to the KT employee stock ownership association (“ESOA”). The difference between carrying value and the fair value of (Won)13,886 million was recorded as a loss on retirement of treasury stock and the difference between the fair value and the sales proceeds of (Won)40,754 million was expensed.

Changes in treasury stock for the year ended December 31, 2003 were as follows:

	Number of shares	Millions
Balance at December 31, 2002	76,988,771	(Won)	4,112,225

Purchase of the Company’s common stock	23,127,274		1,142,537
Issuance to the convertible note holders	(2,356)		(127)
Purchase by trust fund, net	8,840		414
Retirement of treasury stock	(24,228,259)		(1,198,499)
Sale and contribution to ESOA	(1,803,296)		(93,952)

Balance at December 31, 2003	74,090,974	(Won)	3,962,598

(22) Commitments and Contingencies

(a) Legal matters

On February 20, 2001, the Fair Trade Commission issued a cease and desist order prohibiting the Company from engaging in any activity amounting to an unfair intra-group transaction, claiming that certain of the

KT CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

transactions with the affiliates were in violation of the Fair Trade Laws. The Fair Trade Commission alleged that the Company had unfairly assisted the affiliates by paying them unreasonably high service fees. The Fair Trade Commission imposed a fine of approximately (Won)30 billion, and the Company made a provision of (Won)30 billion for this claim during 2001. On July 9, 2001, the Korean Fair Trade Commission rejected the Company’s appeal. The Company filed a second appeal in the Seoul High Court and intends to continue to seek redress in the courts. The case is still pending as of December 31, 2003.

In October 2000, approximately 4,500 of the former and current employees, who had previously been employed by the MIC and transferred to the Company in 1981, filed a lawsuit against the Company claiming that the Company owes them an additional (Won)27 billion for retirement and severance benefits. The claim was that the Company should have given them full credit for their military service, whereas the Company believed that the Company was in compliance with the laws in effect at that time. In July 2002, the Seoul District Court held in favor of the claimants. However, on July 7, 2003, the Seoul High Court reversed the Seoul District Court’s decision and ruled in favor of the Company. The case was appealed to the Supreme Court of Korea on October 8, 2003 by the plaintiffs and is still pending as of December 31, 2003. Consistent with prior year, the Company has not recorded an accrual for this matter. The Company is also in litigation as a defendant in other cases for damages allegedly resulting from various claims, disputes and legal actions in the normal course of operations. These claims amounted to (Won)84,795 million and (Won)71,188 million as of December 31, 2002 and 2003, respectively. The Company accrued (Won)11,441 million as contingent liabilities related to the claims as of December 31, 2003. Management believes that the ultimate settlement of these matters, and the matters described in the previous paragraphs, will not have a material adverse effect on the Company’s financial position, results of operations or cash flows.

(b) Interest rate swaption

In 2002, the Company entered into interest rate swaption contract with Citibank for variable rates of interest in place of fixed rates of interest. Details of interest rate swaption contract outstanding as of December 31, 2003 are as follows:

Bank	Swaption premium (millions)		Fixed interest rate (3 months)	Variable interest rate (3 months)	Exercise date	Type
Citibank	(Won)	1,913	1.975%	91-day CD rate	April, 25 2005	Selling

Under the interest swaption contract, the Company recognized a valuation gain of (Won)454 million and a valuation gain of (Won)2,448 million for the years ended December 31, 2002 and 2003, respectively.

(c) Interest rate swap

During 2002 and 2003, the Company entered into various interest rate swap contracts with financial institutions for variable rates of interest in place of fixed rates of interest.

KT CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

Details of interest rate swap contracts outstanding as of December 31, 2003 are as follows:

Bank	Nominal premium (millions)	Fixed amount (millions)		Fixed interest rate (1 year)	Variable interest rate	Terminal date
J.P. Morgan	$1.6	US$	150	7.500%	6-month Libor +4.320%	June 1, 2006
J.P. Morgan	$0.5	US$	200	7.625%	6-month Libor +4.610%	April 15, 2007
J.P. Morgan	—	(Won)	110,000	5.290%	3-month Libor +1.470%	April 30, 2008
					3-month Libor +2.470%
J.P. Morgan	—	(Won)	90,000	5.810%	+Contingent spread	December 30, 2004
					3-month Libor +2.470%
J.P. Morgan	—	(Won)	90,000	5.980%	+Contingent spread	December 30, 2004
Citibank	—	(Won)	110,000	5.290%	3-month Libor +1.470%	April 30, 2008
					3 month Libor +2.470%
Shinhan Bank	—	(Won)	180,000	6.350%	+Contingent spread	September 30, 2007

Under the interest rate swap contracts, the Company recognized a valuation loss and gain of (Won)(2,253) million and (Won)16,442 million, respectively, for the year ended December 31, 2002, and a valuation loss and gain of (Won)(13,645) million and (Won)222 million, respectively, for the year ended December 31, 2003. In addition, the Company settled two contracts before the terminal date and recognized a transaction gain of (Won)8,170 million in 2003.

(d) Currency swap

The Company entered into two currency swap contracts for principal and interest denominated in Korean won in place of principal and interest of long-term debt denominated in U.S. dollars in June 2003.

Details of currency swap contracts outstanding as of December 31, 2003 are as follows:

Bank	Contract amount (millions)	Fixed amount (millions)		Receiving interest rate	Paying interest rate	Terminal date
J.P. Morgan	$50	(Won)	59,750	4.3% (US$) per year	6.17% (Won) per year	January 3, 2005
J.P. Morgan	$150	(Won)	179,760	3-month Libor+ 0.80%(US$)	3-month Libor +2.64%(Won)	June 23, 2006

Under the currency swap contracts, the Company recognized a valuation loss of (Won)2,429 million for the year ended December 31, 2003.

(e) Interest currency swap

The Company entered into five interest currency swap contracts with financial institutions for principal and the variable rate of interest denominated in Korean won in place of principal and the fixed rate of interest of long-term debt denominated in U.S. dollars in October 2003. The principal amounts in Korean won will be adjusted according to the foreign exchange rate of the terminal date within certain ranges.

KT CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

Details of interest currency swap contracts outstanding as of December 31, 2003 are as follows:

Bank	Contract amount (millions)	Amount (millions)	Fixed receiving interest rate (1 year)	Variable paying interest rate (6 months)	Terminal date
J.P. Morgan	$50	(Won)55,000 ~ 60,000	4.3% (US$)	Libor +4.55%(Won)	January 3, 2005
Citibank	$25	(Won)27,500 ~ 30,000	4.3% (US$)	Libor +4.45%(Won)	January 3, 2005
UBS Bank	$25	(Won)27,500 ~ 30,000	4.3% (US$)	Libor +4.45%(Won)	January 3, 2005
Deutsche bank	$50	(Won)55,000 ~ 60,000	4.3% (US$)	Libor +4.57%(Won)	January 3, 2005
Shinhan bank	$50	(Won)55,000 ~ 60,000	4.3% (US$)	Libor +4.45%(Won)	January 3, 2005

Under the interest currency swap contracts, the Company recognized a valuation gain of (Won)5,083 million for the year ended December 31, 2003.

(f) The Company established a labor welfare fund as a separate entity and contributed (Won)50,000 million and (Won)100,000 million in 2002 and 2003, respectively. In addition, the Company committed to contribute (Won)100,000 million for 2004.

(g) Loans and borrowings

As of December 31, 2003, the Company has entered into bank overdraft agreements with two banks for borrowings up to (Won)400,000 million and a collection agreement for foreign currency denominated checks up to US$1 million with Korea Exchange Bank. In addition, the Company has received letter of credits up to US$35 million with three banks.

(h) Guarantee provided by a third party

The Company is provided the guarantees covering contract biddings up to US$57,910 thousand and (Won)25,833 million by three banks including Kookmin Bank.

(i) Transfer of KTF accounts receivable

On December 16, 2002, KTF transferred the handset installment receivable of (Won)528,578 million and guarantee insurance and other incident rights to KTF First Securitization Specialty Co., Ltd. As a result of this transfer, the Company received cash of (Won)470,000 million and subordinate debt securities in the principal amount of (Won)43,430 million, and recognized a loss on disposition of trade accounts and notes receivable of (Won)15,148 million. KTF has provided a guarantee for uncollected receivables up to 14.3 percent of total amount transferred. As of December 31, 2003, the program was completed.

On November 4, 2003, KTF transferred handset installment receivables amounting (Won)339,677 million, related guarantee insurance and other incident rights to KTF Second Securitization Specialty Co., Ltd. As a result of this transfer, the Company received cash of (Won)312,000 million and subordinate debt securities in the principal amount of (Won)19,254 million and recognized a loss on disposition of trade accounts and notes receivable of (Won)8,423 million. As of December 31, 2003, the uncollected trade receivables under this program are (Won)218,035 million.

In addition, on December 19, 2003, KTF entered into a securitization agreement with Shinhan Bank to sell PCS service receivables of (Won)253,247 million as of October 31, 2003. The agreement allows the Company to sell trade receivables on an on-going basis until February 28, 2007. As a result of this transaction, the Company received cash of (Won)200,000 million and subordinated interest in the trade receivable of (Won)53,247 million. In addition, the Company incurred transaction cost expense of (Won)1,680 million. As of December 31, 2003, the uncollected trade receivables under this program are (Won)301,802 million.

KT CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

(j) Leases

(i) Operating leases

The Company maintains operating lease agreements for certain machinery and equipment from Macquarie IT KOREA Lease Company and others. Future lease payments under operating leases as of December 31, 2003 are as follows:

Fiscal year ending December 31,	Millions
2004	(Won)	89,549
2005		54,447
2006		53,665
2007		7,099
2008		7,099
Thereafter		31,949

	(Won)	243,808

(ii) Capital leases

The Company has capital lease agreements for certain machinery and equipment, of which acquisition cost amounts to (Won)6,312 million from GE Capital Korea Ltd and others. Depreciation on the machinery and equipment for the year ended December 31, 2003 amounted to (Won)607 million. Annual future minimum payments under the lease agreements as of December 31, 2003 are as follows:

Fiscal year ending December 31,	Millions
2004	(Won)	1,242
2005		693
2006		693
2007		693
2008		693

Less: amount representing interest		(312)

	(Won)	3,702

(23) Operating Revenues

Operating revenues for the years ended December 31, 2001, 2002 and 2003 are as follows:

	Millions
	2001		2002	2003
Internet services	(Won)	1,507,801	1,989,915	2,369,593
Data communication services		260,238	208,355	183,573
Leased line services		1,116,327	1,054,022	899,520
Telephone services		7,262,217	6,895,301	6,610,982
PCS services		3,734,823	4,127,323	4,164,286
Sales of goods		1,255,776	1,366,548	1,153,505
Satellite services		100,444	123,616	119,639
Real estate rental services		32,628	43,540	50,443
Other		706,974	628,802	516,238

	(Won)	15,977,228	16,437,422	16,067,779

KT CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

Starting from January 1, 2003, revenues from real estate rental services are accounted for as operating revenues. For comparative purposes, revenues from real estate rental services which were accounted for as other income in 2001 and 2002 are reclassified into operating revenues.

(24) Operating Expenses

Operating expenses for the years ended December 31, 2001, 2002 and 2003 are as follows:

	Millions
	2001		2002	2003
Cost of services:
Salaries and wages	(Won)	1,931,941	2,065,564	1,918,479
Provision for retirement and severance benefits, including early retirement payments (note 16)		327,031	257,619	999,607
Employee benefits		548,004	588,615	569,463
Communications		38,724	33,729	34,549
Utilities		157,452	156,853	176,554
Taxes and dues		88,007	86,309	92,497
Rent		150,258	149,746	138,677
Depreciation		3,577,231	3,351,008	3,305,255
Amortization		51,529	59,762	67,155
Repairs and maintenance		376,175	408,953	444,867
Automobile maintenance		20,411	24,006	23,811
Commissions and professional fees		433,690	526,166	552,593
Entertainment		2,465	3,256	2,969
Advertising		63,407	113,616	101,503
Education and training		8,482	11,484	15,102
Research and development		95,688	116,747	99,130
Travel		29,764	33,199	32,326
Supplies		30,229	36,315	36,997
Cost of services (commissions for system integration service, and other miscellaneous service)		758,951	743,055	532,424
Cost of goods sold		1,206,254	1,345,950	1,131,475
Interconnection charges		1,592,733	1,187,882	1,077,082
International line usage		199,968	173,779	184,326
Other		51,761	47,656	70,495

		11,740,155	11,521,269	11,607,336
Less: amounts included in construction in progress		144,665	143,538	119,986

		11,595,490	11,377,731	11,487,350
Selling, general and administrative expenses		2,406,461	2,677,888	2,757,993

	(Won)	14,001,951	14,055,619	14,245,343

In September 2003, the Company offered a voluntary early retirement plan (the “Plan”) to its employees. Under the terms of the Plan, employees participating in the Plan would receive additional amounts of retirement and severance benefits. For the year ended December 31, 2003, the Company recorded costs of (Won)831,535 million related to this Plan covering 5,497 employees (approximately 12% of total employees). The aggregate amounts of normal retirement and severance benefits, previously accrued as retirement and severance benefits liabilities, of the employees electing to retire pursuant to this plan amounted to (Won)110,932 million. Substantially all of these costs were paid during the fourth quarter of 2003.

KT CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

Selling, general and administrative expenses for the years ended December 31, 2001, 2002 and 2003 are as follows:

	Millions
	2001		2002	2003
Salaries and wages	(Won)	107,323	129,186	119,987
Compensation expenses (note 28)		111	1,172	6,966
Provision for retirement and severance benefits, including early retirement payments (note 16)		14,871	17,388	67,469
Employee benefits		31,128	29,351	28,396
Travel		6,797	7,107	5,643
Commissions		17,528	28,978	29,682
Utilities		5,051	4,834	4,805
Taxes and dues		34,299	44,597	47,794
Rent		28,081	66,380	55,653
Depreciation		76,475	89,137	87,920
Amortization		304,537	297,187	296,896
Repairs and maintenance		11,316	12,109	5,683
Automobile maintenance		2,292	2,410	1,871
Commissions and professional fees		200,361	268,755	282,253
Commissions to sales agent		669,815	631,964	565,082
Entertainment		866	1,051	1,576
Advertising		167,064	213,399	182,466
Education and training		38,240	49,824	44,152
Research and development		137,504	128,808	145,495
Supplies		12,671	9,913	10,099
Promotion		340,924	406,833	376,834
Provision for doubtful accounts		162,655	194,288	363,774
Other		36,552	43,217	27,497

	(Won)	2,406,461	2,677,888	2,757,993

(25) Income Taxes

(a) The Company is subject to a number of income taxes based upon taxable income which results in the following normal tax rates (including resident tax):

Taxable earnings	Prior to 2002	2002 ~ 2004	Thereafter
Up to (Won)100 million	17.6%	16.5%	14.3%
Over (Won)100 million	30.8%	29.7%	27.5%

Starting from January 1, 2002, the corporate income tax rate (including resident tax) decreased to 29.7%. In addition, in December 2003, the Korean government reduced the corporate income tax rate (including resident tax) beginning in 2005. Specifically, effective from January 1, 2005, the income tax rate will be reduced from 29.7% to 27.5%. As a result, a change in deferred income taxes of (Won)14,706 million and (Won)33,974 million is charged to income tax expense for the year ended December 31, 2001 and 2003, respectively.

KT CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

The components of income tax expense for the years ended December 31, 2001, 2002 and 2003 are as follows:

	Millions
	2001		2002	2003
Current income tax expense	(Won)	219,185	592,322	477,337
Deferred income tax expense		202,285	149,032	46,294

Income taxes for the year	(Won)	421,470	741,354	523,631

(b) The provision for income taxes calculated using tax rates differs from the actual provision for the years ended December 31, 2001, 2002 and 2003 for the following reasons:

	Millions
	2001		2002	2003
Provision for income taxes at normal tax rate	(Won)	552,819	892,546	469,575
Tax effect of prior years income tax additional payment (refund)		3,854	(1,887)	16,036
Tax effect of permanent differences, net		69,986	56,955	85,689
Utilization of loss carryforwards		(29,895)	(44,744)	(40,273)
Investment tax credits		(190,000)	(161,516)	(174,952)
Effect of tax rate change		14,706	—	33,974
Impairment of deferred tax asset		—	—	133,582

Income taxes for the year	(Won)	421,470	741,354	523,631

The effective tax rates, after adjustments for certain differences between amounts reported for financial accounting and income tax purposes, were approximately 23.5%, 24.7% and 33.1% for the years ended December 31, 2001, 2002 and 2003, respectively.

(c) The tax effects of temporary differences that result in significant portions of deferred income tax assets and liabilities as of December 31, 2002 and 2003 are presented below:

	Millions
	2002		2003
Deferred income tax assets:
Retirement and severance benefits	(Won)	29,202	9,309
Allowance for doubtful accounts		121,404	161,473
Refundable deposits for telephone installation		26,505	20,022
Investment securities		227,936	272,426
Tax credit carryforwards		61,415	25,816
Other, net		28,091	90,355

Total deferred income tax assets		494,553	579,401

Deferred income tax liabilities:
Accumulated depreciation		42,242	28,166
Accrued interest income		4,641	2,257

Total deferred income tax liabilities		46,883	30,423

Less: Valuation allowance		—	133,582

Net deferred income tax asset	(Won)	447,670	415,396

KT CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

The exclusion and inclusion of subsidiaries from the consolidation in 2002 and 2003 resulted in a decrease in net deferred tax asset of (Won)1,288 million and an increase in net deferred tax asset of (Won)1,709 million, respectively. During 2003, the Korea National Tax Service initiated a tax audit of the Company for the periods from 1998 to 2002. In September 2003, the Company received a final notice from the Korean tax authorities asserting income tax deficiencies. As a result of the tax audit, the Company paid (Won)67,410 million which consisted of (Won)1,639 million of deferred income tax asset and (Won)65,771 million of prior year’s income tax additional expense for the year ended December 31, 2003. At December 31, 2003, the Company has investment tax credit carryforwards of (Won)25,816 million which are available to reduce future income taxes through 2008.

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

In 2001, KTM merged with KTF with the combined entity operating under the name of KTF. As a result of KTM’s operating performance in 2001 as well as a change in tax regulations, KTF was able to utilize KTM’s loss carryforward in the amount of (Won)97,062 million in 2001, (Won)150,653 million in 2002 and (Won)135,600 million in 2003. However, KTF concluded that it is not probable that the tax benefit of the loss carryforward generated by KTM can be realized in future years and therefore, did not recognize a deferred income tax asset related to KTM’s remaining loss carryforwards of (Won)290,081 million as of December 31, 2003, which will expire through 2005.

During 2003, the Company concluded that it was not probable that it would be able to realize the tax benefit of its equity in losses of affiliates and, therefore, wrote off the related deferred income tax assets in the amount of (Won)133,582 million by a charge to deferred income tax expense.

(26) Dividends

Dividends are generally proposed based on each year’s earnings and are declared and paid in the subsequent year. Dividends relating to each of the following years’ earnings based upon the par value of common stock are as follows:

	Rate			Millions
	2001	2002	2003	2001		2002	2003
Dividends proposed	14.4%	17.2%	40.0%	(Won)	224,054	212,887	421,517

Proposed dividends of (Won)421,517 million were not recorded in the 2003 financial statements. They will be recorded upon the approval by the shareholders in 2004.

KT CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

(27) Earnings Per Share

Earnings per share of common stock for the years ended December 31, 2001, 2002 and 2003 are calculated as follows:

(a) Basic earnings per share

	Millions (except number of shares and earnings per share)
	2001		2002	2003
Net earnings	(Won)	1,112,975	1,946,934	821,734
Weighted-average number of shares of common stock (in thousands)		311,276	259,450	216,106

Basic earnings per share (in Won)	(Won)	3,576	7,504	3,802

(b) Diluted earnings per share

	Millions (except number of shares and earnings per share)
	2001		2002	2003
Net earnings (in millions of won)	(Won)	1,112,975	1,946,934	821,734
Adjustments:
Interest expense on convertible notes		—	34,070	51,373

Net earnings available for common and common equivalent shares		1,112,975	1,981,004	873,107
Weighted-average number of common and common equivalent shares (in thousands)		311,276	300,097	263,556

Diluted earnings per share (in Won)	(Won)	3,576	6,601	3,313

Diluted earnings per share are calculated based on the effect of dilutive securities that were outstanding during the year. The denominator for the diluted earnings per share computation is adjusted to include the number of additional common shares that would have been outstanding if the dilutive securities had been converted into common stock. In addition, the numerator is adjusted to include the after-tax amount of interest recognized associated with convertible notes.

Potentially dilutive securities as of December 31, 2002 and 2003 are as follows:

	Potentially dilutive shares (thousands)
	2002	2003
Convertible notes (note 14)	47,520	46,288
Stock options (note 28)	680	616
Bonds with warrants (note 14)	9,270	—

Stock options and bonds with warrants did not enter into the determination of diluted earnings per share in 2002 and 2003 because of an anti-dilutive effect on the exercise of warrants.

KT CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

(28) Stock Options

The Company granted stock options to its executive officers and directors in accordance with a stock option plan approved by the Board of Directors. The details of the stock options granted are as follows:

	1st Grant	2nd Grant	3rd Grant
Grant date	December 26, 2002	September 16, 2003	December 12, 2003
Exercise price	(Won)70,000 per share	(Won)57,000 per share	(Won)65,000 per share
Number of shares	474,067 shares	36,400 shares	106,141 shares
Exercise period	December 27, 2004 ~ December 26, 2009	September 17, 2005 ~ September 16, 2010	December 13, 2005 ~ December 12, 2010
Valuation method	Fair value based method (Black-Scholes model)	Fair value based method (Black-Scholes model)	Fair value based method (Black-Scholes model)

The first grant of stock options consisted of 680,000 shares of common stock, including 220,000 shares under performance condition at the option price of (Won)70,000 per share. However, the number of stock options decreased to 474,067 shares and the total cost of compensation from (Won)12,590 million to (Won)10,602 million because of the resignation of a number of officers.

The options are fully vested upon completion of two years mandatory service periods starting from the grant dates. The first and third granted option holders can exercise one third of total options annually from 2004 and 2005, respectively. The second granted options holders can exercise total options when the options are vested.

The Company adopted the fair value based method (Black-Scholes model) for the calculation of compensation costs which are amortized to expense over the option vesting periods.

The valuation assumptions of stock options based on the fair value method under the Black-Scholes model are as follows:

	1st Grant	2nd Grant	3rd Grant
Risk free interest rate	5.46%	4.45%	5.09%
Expected option life	4.5 years to 5.5 years	4.5 years	4.5 years to 5.5 years
Expected volatility	49.07% ~ 49.90%	34.49%	31.26% ~ 33.90%
Expected dividend yield ratio	1.10%	1.57%	1.57%
Fair value per option (in Won)	(Won)22,364	(Won)12,443	(Won)10,926
Total compensation cost (in millions)	(Won)10,602	(Won)453	(Won)1,160

Changes in the total cost of compensation for the year ended December 31, 2003 are summarized as follows:

	Millions
Total cost of compensation	(Won)	12,215
Accumulated cost recognized in prior years		(103)
Cost recognized for the year		(5,376)

Cost recognized in future year	(Won)	6,736

KT CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

In addition, KTF and KTP granted stock options to its officers and adopted the fair value based method for the calculation of compensation expense which is amortized to expense over the option vesting period. KTF and KTP recognized aggregate stock option expense of (Won)1,266 million which was recorded as capital adjustments from 2000.

(29) Non-cash Financing and Investing Activities

Significant non-cash investing activities for the year ended December 31, 2003 are summarized as follows:

	Millions
Change in unrealized gains on available-for-sale securities	(Won)	768,362
Available-for-sale securities transferred to treasury stock		730,704
Construction in progress transferred to property, plant and equipment		2,473,599
Inventory transferred to property, plant and equipment		85,382

(30) Contribution Payments for Research and Development

The Company made contributions of (Won)97,248 million, (Won)69,314 million and (Won)63,407 million to the Korean government (Information and Telecommunication Improvement Fund), the Korea Electronic Telecommunication Research Institute (ETRI), and other institutes for the years ended December 31, 2001, 2002 and 2003, respectively.

(31) Contributions Received for Losses on Universal Telecommunications Services

Starting on January 1, 2000, all telecommunications service providers must contribute towards the supply of universal telecommunications services in Korea. Telecommunications service providers designated as universal service providers by the MIC are required to provide universal telecommunications services, including local services, local public telephone services, telecommunications services for remote islands and wireless communication services for ships. The Company has been designated a universal service provider. The losses incurred by universal service providers in connection with providing these universal telecommunications services are to be apportioned among the service providers based on their respective annual revenues. For the years ended December 31, 2001, 2002 and 2003, amounts reimbursed to the Company were (Won)50,764 million, (Won)113,908 million and (Won)28,539 million, respectively.

(32) Fourth Quarter Information (Unaudited)

Operating revenues, operating income, net earnings and earnings per share are for the three-month periods ended December 31, 2002 and 2003 are as follows:

	Millions (except per share data)
	2002		2003
Operating revenues	(Won)	4,221,748	3,977,336
Operating income		262,245	491,410
Net earnings		664,353	82,516
Basic earnings per share		3,074	382

(33) Economic Environment

In common with other Asian countries, the economic environment in the Republic of Korea continues to be volatile. In addition, the Korean government and the private sector continue to implement structural reforms to

KT CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

historical business practices including corporate governance. The Company may be either directly or indirectly affected by these economic conditions and the reform program described above. The accompanying consolidated financial statements reflect management’s assessment of the impact to date of the economic environment on the financial position and results of operations of the Company. Actual results may differ materially from management’s current assessment.

(34) Reconciliation to United States Generally Accepted Accounting Principles

The consolidated financial statements are prepared in accordance with Korean GAAP which differ in certain respects from accounting principles generally accepted in the United States of America (“U.S. GAAP”). In addition, there are various classification differences between Korean GAAP and U.S. GAAP on the balance sheets, statements of earnings and retained earnings and cash flows. These reclassifications do not have any impact on the shareholders’ equity, net income or earnings per share amounts reported under U.S. GAAP. The significant differences between Korean GAAP and U.S. GAAP that affect the Company’s financial statements are described below.

(a) Companies Included in Consolidation

Under Korean GAAP, all majority-owned subsidiaries and entities of which the Company or a controlled subsidiary owns more than 30% of total outstanding voting stock and is the largest stockholder are included in the consolidation. However, U.S. GAAP generally requires that majority-owned subsidiaries be consolidated and that any entity of which the Company owns twenty to fifty percent of total outstanding voting stock not be consolidated; rather that entity should be accounted for under the equity method. Accordingly, the following entities are excluded from consolidation under U.S. GAAP and instead are accounted for under the equity method:

	Percentage of ownership
	December 31,
Entity	2001	2002	2003
KTF	40.3	40.3	46.9
KTP	45.4	45.4	44.8
KTSC	—	36.9	36.9

In addition, under Korean GAAP, the Company consolidates KTFT (owned 57.4% by KTF) as of December 31, 2002 and 2003, KTICOM of which KTF owned 87.3% as of December 31, 2002 and merged into KTF on March 6, 2003. These entities are also accounted for under the equity method under U.S. GAAP.

Presented below is summarized combined financial information of the above companies in accordance with Korean GAAP as of December 31, 2002 and 2003, and for each of the years in three-year period ended December 31, 2003.

	Millions
	2002		2003
Current assets	(Won)	2,587,526	1,314,125
Other assets		6,587,121	6,628,830

Total assets		9,174,647	7,942,955

Current liabilities		3,035,253	2,464,485
Other liabilities		3,195,128	2,175,495

Total liabilities		6,230,381	4,639,980

Net assets	(Won)	2,944,266	3,302,975

KT CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

	Millions
	2001		2002	2003
Operating revenues	(Won)	5,077,082	5,589,271	5,414,326
Operating income		739,258	791,933	779,982
Net earnings	(Won)	434,194	538,529	423,943

The Company’s proportionate share of U.S. GAAP adjustments of KTF, KTICOM, KTSC, KTFT and KTP are presented in the line item “U.S. GAAP adjustments of equity method affiliates” in the U.S. GAAP reconciliation of net earnings and shareholders’ equity. Condensed consolidated balance sheets as of December 31, 2002 and 2003, and condensed consolidated income statements of the Company under U.S. GAAP for each of the years in three-year period ended December 31, 2003 are presented elsewhere in note 34.

(b) Debt and Equity Securities

Under Korean GAAP, prior to January 1, 2003, investments in equity securities and debt securities which were held for short-term cash management purposes were included in “marketable securities” and reported at fair value with unrealized gains and losses included in earnings. Investments in marketable equity securities and equity linked securities held for long-term investment purposes were reported at fair value with unrealized gains and losses excluded from earnings and reported in a separate component of stockholders’ equity. Non-marketable investments in equity securities were reported at cost unless there was a significant decline in value which was not expected to be recovered. Investments in debt securities held for long-term investment purposes were carried at amortized cost for all periods.

However, effective January 1, 2003, the Company adopted Statement of Korea Accounting Standards (“SKAS”) No. 8 “Investment in Securities”. This new Standard is similar to existing U.S. GAAP as below except the accounting for non-marketable equity securities. For Korean GAAP purposes, non-marketable securities should be classified as available-for-sale and carried at fair value, with unrealized holding gains and losses reported as a capital adjustment. For U.S. GAAP purposes, non-marketable securities are classified as cost method investments and carried at cost.

Under SKAS No. 8, certain debt and equity securities should be classified into one of the three categories of held-to-maturity, available-for-sale, or trading securities at the time of acquisition and such determination should be reassessed at each balance sheet date. Investments in debt securities that the Company has the positive intent and ability to hold to maturity are classified as held-to-maturity. Securities that are bought and held principally for the purpose of selling them in the near term (thus held for only a short period of time) are classified as trading securities. Trading generally reflects active and frequent buying and selling, and trading securities are generally used to generate profit on short-term differences in price. Investments not classified as either held-to-maturity or trading securities are classified as available-for-sale securities.

Through 2002, the Company classified trading securities as current assets, whereas available-for-sale securities and held-to-maturity securities were recorded as non-current investments. Effective January 1, 2003, however, available-for-sale securities, whose maturity dates are due within one year from the balance sheet date or whose likelihood of being disposed of within one year from the balance sheet date is probable, are classified as current assets. Likewise, held-to-maturity securities whose maturity dates are due within one year from the balance sheet date are classified as current assets.

Effective January 1, 2003, trading securities are carried at fair value, with unrealized holding gains and losses included in earnings. Available-for-sale securities are carried at fair value, with unrealized holding gains and losses reported as a capital adjustment. Investments in debt securities that are classified into held-to-maturity are reported at amortized cost at the balance sheet date and such amortization is included in interest income.

KT CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

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

Under Korean GAAP, the equity-linked debt securities are treated as available-for-sale securities and are reported at fair value based on the quoted price of SK Telecom shares. Unrealized gains and losses are excluded from earnings and reported in a separate component of stockholders equity.

For U.S. GAAP purposes, the equity-linked debt securities are considered a hybrid instrument with an equity based derivative embedded in a debt instrument. In accordance with SFAS No. 133, the equity-based embedded derivative is separated from the debt instrument and accounted for separately. The embedded derivative is recorded at fair value with gains and losses included in earnings. The debt instrument has been classified as an available-for-sale debt security and reported at fair value, with unrealized gains and losses excluded from earnings and reported as a separate component of stockholders’ equity.

Under Korean GAAP, prior to January 1, 2003, the convertible notes were treated as long-term investment securities and are reported at cost. However, effective January 1, 2003, the Company adopted Statement of Korea Accounting Standards No. 9 “Convertible Securities.” As a result, the convertible notes are treated as available-for-sale securities and are reported at fair value. The Company recognizes interest income on convertible notes as determined using the effective interest method and unrealized holding gain and losses of the difference between fair value and book value as the component of the stockholders’ equity. However, since these convertible notes are between KT and KTF (consolidated subsidiary under Korean GAAP), the convertible notes and related interest income/expense are eliminated in consolidation.

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

KT CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

Information under U.S. GAAP with respect to investments under SFAS No. 115 at December 31, 2002 and 2003 is as follows:

	2002 (millions)
	Cost or amortized cost		Gross unrealized holding gains	Gross unrealized holding losses	Fair value
Equity securities (available-for-sale)	(Won)	102,249	763,779	3,501	862,527
Debt securities (available-for-sale)		457,679	—	12,799	444,880
Debt securities (held-to-maturity)		4,199	—	12	4,187

	(Won)	564,127	763,779	16,312	1,311,594

	2003 (millions)
	Cost or amortized cost		Gross unrealized holding gains	Gross unrealized holding losses	Fair value
Equity securities (available-for-sale)	(Won)	14,523	3,170	341	17,212
Debt securities (available-for-sale)		669,838	11,010	12,594	668,254
Debt securities (held-to-maturity)		12,068	—	—	12,068

	(Won)	696,429	14,180	12,935	697,534

In addition, the Company has trading securities of (Won)27,750 million and (Won)16,340 million as of December 31, 2002 and 2003.

The proceeds from sales of available-for-sale securities were (Won)700,620 million in 2001, (Won)306,552 million in 2002 and (Won)166,281 million in 2003. The gross realized gains on those sales were (Won)603,159 million in 2001, (Won)1,128,442 million in 2002 and (Won)763,779 million in 2003. The average cost method is used to calculate gains or losses from the sale of available-for-sale securities.

In addition, prior to 1995, the Company’s investment in SK Telecom was accounted for under the equity method for both Korean GAAP and U.S. GAAP. In 1995, the Company’s investment in SK Telecom decreased to below 20% and the Company concluded that it no longer had significant influence with respect to its investment in SK Telecom. As a result, under both Korean GAAP and U.S. GAAP, the Company discontinued the use of the equity method. However, under Korean GAAP, certain previously recognized equity in earnings were reversed as an adjustment to retained earnings. As a result, the Company’s cost basis for its investment in SK Telecom was higher under U.S. GAAP than under Korean GAAP. This difference was eliminated since the investment in SK Telecom was reported at fair value under both Korean GAAP and U.S. GAAP, with the unrealized gain reported in a separate component of stockholders’ equity until realized.

In 2002 and 2003, as described in note 8, the Company sold all of its shares in SK Telecom. As a result of the higher cost basis under U.S. GAAP, an adjustment has been recorded in the net earnings reconciliation to reduce U.S. GAAP net earnings.

KT CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

In December 2003, the Emerging Issues Task Force (EITF) 03-1, “The meaning of Other-Than-Temporary Impairment and Its application to Certain Investments” and addresses how to define an “other-than-temporary impairment” as well as its application to investments classified as either “available-for-sale” and “held-to-maturity” under SFAS 115. The EITF requires disclosure of securities in a continuous unrealized loss position to be stratified based on length of time those securities were carried in such a position (less than 12 months or 12 months more). Comparative information for earlier periods is not required. The Company has included the new disclosure requirements of EITF 03-1 in the following paragraph.

The following table shows the investments’ gross unrealized losses and fair value, aggregated by investment category and length of time that individual securities have been a continuous unrealized loss position as of December 31, 2003:

	2003 (millions)
	Less than 12 Months			12 Months or more		Total
	Fair value		Unrealized losses	Fair value	Unrealized losses	Fair value	Unrealized losses
Equity-linked notes	(Won)	—	—	116,248	12,594	116,248	12,594
Common stock		—	—	1,295	342	1,295	342

Total temporarily impaired securities	(Won)	—	—	117,543	12,936	117,543	12,936

(c) Business Combinations

Under Korean GAAP, upon acquiring a controlling financial interest in a subsidiary, either the difference between the Company’s cost of an acquired business and the fair value of tangible and identifiable intangible assets acquired or the difference between the cost of an acquired business and the corresponding share of stockholders’ equity (book value) of an acquired business, depending on the availability of fair value information, is presented as goodwill. In addition, acquisitions are accounted for assuming such transactions occur as of the date of the audited or reviewed financial statements of the acquired business which are closest to the date of acquisition.

Under U.S. GAAP, the cost of an acquired business is allocated to the fair value of net tangible and identifiable intangible assets acquired and liabilities assumed, with any excess presented as goodwill and the acquisitions are accounted for as of the date the transaction occurred.

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

Effective January 1, 2002, KT adopted SFAS No. 142, “Goodwill and Other Intangible Assets.” SFAS No. 142 requires that goodwill and indefinite-lived intangible assets no longer be amortized, but instead be tested for impairment at least annually. Intangible assets that have finite useful lives will continue to be amortized over their useful lives. In addition, the amortization period for intangible assets with finite lives will no longer be limited to 40 years. In accordance with SFAS No. 142, goodwill is tested for impairment on an annual basis by comparing the fair value of the Company’s reporting units to their carrying amounts.

KT CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

The following tables present the impact of SFAS No. 142 on net income and earnings per share had the standard been in effect on January 1, 2001:

	In millions of Won, except earnings per share
	For the Years Ended December 31,
	2001		2002	2003
Net income	(Won)	1,006,324	1,556,262	395,443
Add back: Goodwill amortization		3,463	—	—
Add back: Goodwill amortization related to equity investee		113,585	—	—

Adjusted net income	(Won)	1,123,372	1,556,262	395,443

Basic earnings per share:
Basic earnings per share	(Won)	3,233	5,998	1,831
Goodwill amortization		11	—	—
Goodwill amortization related to equity investee		365	—	—

Adjusted basic earnings per share	(Won)	3,609	5,998	1,831

Diluted earnings per share:
Diluted earnings per share	(Won)	3,233	4,972	1,655
Goodwill amortization		11	—	—
Goodwill amortization related to equity investee		365	—	—

Adjusted diluted earnings per share	(Won)	3,609	4,972	1,655

Identifiable intangible assets as of December 31, 2002 and 2003, are as follows:

	2002 (Millions)
	Gross Carrying Amount		Accumulated Amortization	Net Amount
Amortized intangible assets:
Internal-use software	(Won)	227,363	78,094	149,269
Buildings and facilities utilization rights		90,997	37,241	53,756
Purchased consumer data		1,448	109	1,339
Other		12,108	4,372	7,736

Total	(Won)	331,916	119,816	212,100

	2003 (Millions)
	Gross Carrying Amount		Accumulated Amortization	Net Amount
Amortized intangible assets:
Internal-use software	(Won)	284,523	107,028	177,495
Buildings and facilities utilization rights		103,443	41,630	61,813
Purchased consumer data		946	128	818
Other		16,231	6,254	9,977

Total	(Won)	405,143	155,040	250,103

Amortization expense:
For the year ended December 31, 2002		(Won)38,851 million
For the year ended December 31, 2003		(Won)47,489 million

KT CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

Estimated amortization expense:

For years ended December 31,	Millions
2004	(Won)	58,548
2005		56,309
2006		51,114
2007		26,046
2008		14,382

The weighted average amortization period of total amortized intangible assets, internal-use software and right of utilization are 9 years, 6 years and 20 years, respectively. The Company has no identifiable intangible assets that are not subject to amortization.

The changes in the carrying amount of goodwill for the years ended December 31, 2002 and 2003 are as follows:

	2002 (Millions)
	PCS Service		Miscellaneous	Total
Balance as of January 1, 2002	(Won)	1,418,989	12,961	(Won)	1,431,950
Goodwill acquired during the period		—	—		—
Impairment loss		(663,345)	(12,947)		(676,292)

Balance as of December 31, 2002	(Won)	755,644	14	(Won)	755,658

Balance as of January 1, 2003	(Won)	755,644	14	(Won)	755,658
Goodwill acquired during the period		—	—		—
Impairment loss		(755,644)	—		(755,644)

Balance as of December 31, 2003	(Won)	—	14	(Won)	14

*	PCS service segment goodwill is included in equity method investments as of December 31, 2002 and 2003, under U.S. GAAP.

KTF, an equity investee accounted for using the equity method of accounting included in the PCS service segment, was tested for impairment during 2002 and 2003 because of the significant decrease of the quoted market value of its stock. In 2002 and 2003, the Company recognized an impairment loss amounting to (Won)663,345 million and (Won)789,503 million, respectively, relating to KTF.

KTH, a consolidated subsidiary included in the miscellaneous segment, was tested for impairment during 2002. Due to the significant decrease of the quoted market value of KTH the Company recognized an impairment loss amounting to (Won)12,947 million relating to KTH during 2002.

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

KT CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

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

(f) Depreciation

In 1995, KT adopted a method of depreciation, as allowed under Korean GAAP, whereby property, plant and equipment placed in service at any time in the first half of the year received a full year of depreciation expense, and property, plant and equipment placed in service at any time in the second half of the year received one-half year of depreciation. Also, as permitted under Korean GAAP, depreciation of these assets was based on lives which are shorter than their economic useful lives. In 1996, KT readopted the policy utilized, also acceptable under Korean GAAP, whereby property, plant and equipment is depreciated from the actual date it is placed in service, while continuing to use useful lives which are shorter than the economic useful lives of such assets. In 1998, under Korean GAAP, as required under a ruling by the National Tax Service (which is also applicable under Korean GAAP), the Company changed the estimated useful lives of certain assets, including underground access to cable tunnels and concrete and steel telephone poles acquired after 1995, from 6 years to periods ranging from 20 years to 40 years, and changed the depreciation method from the declining-balance method to the straight-line method.

In 1999, under Korean GAAP, the Company changed its depreciation method for buildings and structures acquired before December 31, 1994, from the declining-balance method to the straight-line method in order to be consistent with the method applied to buildings and structures acquired after January 1, 1995.

Under U.S. GAAP, property, plant and equipment is generally depreciated over its estimated useful life in a systematic and rational manner. In addition, the depreciation method in the year of acquisition based on the Company’s in-service dates for its capital additions in 1995 described above, does not comply with U.S. GAAP in that significant depreciation expense is recognized prior to the actual use of the asset. The change in estimated useful lives in 1998, and the changes in 1998 and 1999 from the declining-balance method to the straight-line method would also not be appropriate under U.S. GAAP. Accordingly, adjustments have been reflected for U.S. GAAP purposes for the effect of each of these items.

Under U.S. GAAP, property, plant and equipment is generally depreciated by using the declining-balance method except for the assets of certain subsidiaries, buildings and structures acquired in 1995 and thereafter which are depreciated using the straight-line method.

Under U.S. GAAP, the useful lives of property, plant and equipment are summarized as follows:

Estimated Useful Lives
Buildings and structures	5 - 60 years
Underground access to cable tunnels, and concrete and steel telephone poles	10 - 40 years
Machinery and equipment	8 - 10 years
Vehicles	3 - 5 years
Tools, furniture and fixtures:
Steel safe boxes	20 years
Tools, computer equipment, furniture and fixtures	2 - 8 years

KT CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

(g) Special Depreciation

Special depreciation was an acceleration of depreciation on certain assets under Korean GAAP. The U.S. GAAP reconciliation reflects the adjustment of special depreciation to a declining balance method, based on the economic useful life of the asset. During 2002, the assets under special depreciation were fully depreciated under U.S. GAAP. Therefore, the adjustment under U.S. GAAP is no longer required in 2003.

(h) Interest Capitalization

Under Korean GAAP, prior to January 1, 2003, interest was capitalized on borrowings related to the construction of all property, plant and equipment and IMT-2000 frequency usage right, incurred prior to completing the acquisition, as part of the cost of such assets. Effective January 1, 2003, the Company adopted Statement of Korea Accounting Standards No. 7 “Capitalization of Financing Costs”. As allowed by this standard, the Company has elected to expense all interest costs as incurred beginning in 2003.

Under U.S. GAAP, interest is capitalized in the amount that would have theoretically been avoided had expenditures not been made for assets which require a period of time to get them ready for their intended use. Under U.S. GAAP, details of interest capitalization for the years ended December 31, 2001, 2002 and 2003 are as follows:

	Millions
	2001		2002	2003
Total interest costs incurred	(Won)	560,976	488,970	443,078
Less amounts charged to expense		517,051	461,117	421,609

Interest capitalized	(Won)	43,925	27,853	21,469

(i) Intangible Assets

Under Korean GAAP, pre-operating costs and research costs are expensed as incurred, and development costs and organization costs are deferred and amortized over estimated useful lives provided such costs are recoverable from future earnings. Effective January 1, 2003, the Company adopted Statement of Korea Accounting Standards No. 3 “Intangible Assets”, which requires that organization costs are to be expensed as incurred. In addition, the cumulative effects on prior years of this change in accounting method of (Won)1,530 million have been charged to the retained earnings and (Won)2,198 million of minority interest as of January 1, 2003. All of these costs are expensed as incurred under U.S. GAAP except for capitalized internal software costs. Therefore, adoption of SKAS No.3 does not require any U.S. GAAP adjustments.

(j) Bonds with Stock Warrants

Under Korean GAAP, prior to January 1, 2003, all proceeds received for bonds issued with detachable stock warrants, are recorded as a debt obligation and are not allocated between the debt and stockholders’ equity components. Effective January 1, 2003, the Company adopted Statement of Korea Accounting Standards No. 9, “Convertible Securities”, which requires that the proceeds from the issuance of bonds with detachable stock warrants should be allocated between the debt obligation and the warrants. In accordance with SKAS No. 9, the new requirements are applicable on a prospective basis to bonds with warrants issued or modified after December 31, 2002.

Under U.S. GAAP and consistent with SKAS No. 9, the proceeds from the issuance of bonds with detachable stock warrants should be allocated between the debt obligation and the warrants. The allocations is based on the relative fair values at the date of issuance and the portion of proceeds allocated to the stock warrants is recorded in stockholders’ equity.

KT CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

(k) Revenue Recognition

Under Korean GAAP, non-refundable service initiation fees for telephone, broadband Internet access, PCS services and leased-line service are recognized as revenue upon receipt.

Under U.S. GAAP, service installation fees related to activation of ongoing service are deferred and recognized to revenue over the expected estimated terms of customer relationships. The Company defers service installation fees over the expected terms of customer relationship. The expected terms of customer relationships for telephone, broadband Internet access, PCS services and leased-line service are 15 years, 3 years, 4 years and 3 years, respectively. Incremental direct costs related to customer acquisition are expensed as incurred.

(l) Foreign Currency Transactions

Under Korean GAAP, prior to January 1, 2003, all unrealized foreign currency translation gains and losses on monetary assets and liabilities, except for amounts included in the cost of property, plant and equipment, are included in results of operations. Effective January 1, 2003 the Company adopted Statement of Korea Accounting Standards No. 7, “Capitalization of Financing Costs”. As allowed by the Standard, the Company elected to include all unrealized foreign currency translation gains and losses (including property, plant and equipment) in the results of operations.

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

Under U.S. GAAP, the convertible notes denominated in a foreign currency are translated at the rate of exchange on the balance sheet date, and the resulting foreign currency transaction gain or loss is included in the results of operations.

(m) Equity-Linked Securities

Under Korean GAAP, the equity-linked securities owned by the Company are considered as available-for-sale securities and recorded at fair value at the balance sheet date. Fair value is calculated based on the quoted market price of SK Telecom shares. Unrealized holding gains and losses are recorded as a separate component of stockholders’ equity.

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

(n) Convertible Notes

Under Korean GAAP, prior to January 1, 2003, the convertible notes entered into between KT and KTF during 2002 were treated as long-term investment securities and were reported at cost. However, effective

KT CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

January 1, 2003, the Company adopted Statement of Korea Accounting Standards No. 9, “Convertible Securities”, which requires that convertible notes are treated as available-for-sale securities and are reported at fair value. The Company recognizes interest income on convertible notes as determined using the effective interest method and unrealized holding gain and losses of the difference between fair value and book value as a component of stockholders’ equity. However, since these convertible notes are between the parent and the consolidated subsidiary under Korean GAAP, the convertible notes and related interest income/expense are eliminated in consolidation.

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

(o) Income Taxes

Under Korean GAAP, deferred taxes are not recognized for temporary differences related to unrealized gains and losses on investment securities that are reported in a separate component of stockholders’ equity. Any income tax refund (payment) attributable to a prior year is included in other income (expense).

Under U.S. GAAP, deferred taxes are recognized on the temporary difference related to unrealized gains and losses on investment securities that are reported in other comprehensive income. Any income tax refund (payment) attributable to a prior year is included in income tax benefit (expense).

Under Korean GAAP, deferred tax asset provided for equity in losses for affiliates are recognized only to extent that it is probable that such deferred tax asset is recoverable within 5 years.

Under U.S. GAAP, there is no prescribed time limit with respect to the realization of a deferred tax asset provided on the excess tax basis over book basis of an investment in an equity method investee.

(p) Minority Interest in Consolidated Subsidiaries

Under Korean GAAP, minority interests in consolidated subsidiaries are presented for all periods as a component of stockholders’ equity in the consolidated balance sheet.

Under U.S. GAAP, minority interests in consolidated subsidiaries are not included in stockholders’ equity in the consolidated balance sheet.

(q) Other

Korean GAAP requires gains and losses from the sale of assets and impairment write-downs to be included as part of “non-operating income (expenses)”. For U.S. GAAP purposes, gains and losses from the sale of assets and impairment write-downs are required to be recorded as a component of “operating income”.

(r) Comprehensive Income

Under U.S. GAAP, the Company applies the provisions of SFAS No. 130 which requires the reporting and display of comprehensive income and its components (revenues, expenses, gains and losses). Such presentation is

KT CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

not required under Korean GAAP. Comprehensive income for the years ended and accumulated other comprehensive income balances as of December 31, 2001, 2002 and 2003 are summarized as follows:

	Millions
	As of and for the years ended December 31,
	2001		2002	2003	2003 (note 3)
Net earnings as adjusted in accordance with U.S. GAAP	(Won)	1,006,324	1,556,262	395,443	$331.7
Other comprehensive income, net of taxes:
Foreign currency translation adjustments		(1,499)	(1,339)	2,087	1.8
Unrealized gains (losses) on investments :
Unrealized holding gains (losses) net of tax of, (Won)43,910 million, (Won)(54,057) million and (Won)6,215 million in 2001, 2002 and 2003, respectively		123,594	(127,952)	10,276	8.6
Less: reclassification adjustment, net of tax of, (Won)189,062 million, (Won)396,319 million and (Won)226,842 million in 2001, 2002 and 2003, respectively		(424,775)	(938,090)	(536,936)	(450.5)

Comprehensive income (loss) as adjusted in accordance with U.S. GAAP	(Won)	703,644	488,881	(129,130)	$(108.4)

	Millions
	As of and for the years ended December 31,
	2001		2002	2003	2003 (note 3)
Accumulated other comprehensive income (loss) balances:
Foreign currency translation adjustments	(Won)	(6,607)	(7,946)	(5,859)	$(4.9)
Unrealized gains on investments		1,593,882	527,840	1,180	1.0

	(Won)	1,587,275	519,894	(4,679)	$(3.9)

(s) Statement of Cash Flows

Statements of cash flows under Korean GAAP include the cash flows of KTF, KTFT, KTICOM, KTSC and KTP, which are accounted for under the equity method under U.S. GAAP.

(t) Recent Changes in U.S. GAAP

In December 2003, the FASB issued FASB Interpretation No. 46 (revised December 2003), “Consolidation of Variable Interest Entities”, which addresses how a business enterprise should evaluate whether it has a controlling financial interest in an entity through means other than voting rights and accordingly should consolidate the entity. FIN 46R replaces FASB Interpretation No. 46, “Consolidation of Variable Interest Entities”, which was issued in January 2003. The Company will be required to apply FIN 46R to variable interests in VIEs created after December 31, 2003. For variable interests in VIEs created before January 1, 2004, the Interpretation will be applied beginning on January 1, 2005. For any VIEs that must be consolidated under FIN 46R that were created before January 1, 2004, the assets, liabilities and non-controlling interests of the VIE initially would be measured at their carrying amounts with any difference between the net amount added to the balance sheet and any previously recognized interest being recognized as the cumulative effect of an accounting change. If determining the carrying amounts is not practicable, fair value at the date FIN 46R first applies may be

KT CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

used to measure the assets, liabilities and non-controlling interest of the VIE. The Company currently does not have any VIEs that are within the scope of this Statement.

FASB Statement No. 150, “Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity”, was issued in May 2003. This Statement establishes standards for the classification and measurement of certain financial instruments with characteristics of both liabilities and equity. The Statement also includes required disclosures for financial instruments within its scope. For the Company, the Statement was effective for instruments entered into or modified after May 31, 2003 and otherwise will be effective as of January 1, 2004, except for mandatorily redeemable financial instruments. For certain mandatorily redeemable financial instruments, the Statement will be effective for the Company on January 1, 2005. The effective date has been deferred indefinitely for certain other types of mandatorily redeemable financial instruments. The Company currently does not have any financial instruments that are within the scope of this Statement.

In April 2003, the FASB issued Statement of Financial Standards (SFAS) No. 149, “Amendment of Statement 133 on Derivative Instruments and Hedging Activities.” This standard amends and clarifies the accounting for derivative instruments, including certain derivative instruments embedded in other contracts, and hedging activities under SFAS No. 133, “ Accounting for Derivative Instruments and Hedging Activities”. This statement is effective prospectively for contracts entered into or modified after December 31, 2003, and for hedging relationships designated after December 31, 2003. SFAS No. 149 will not have an impact upon initial adoption and is not expected to have a material effect on the Company’s results of operations, financial position and cash flows.

In May 2003, the EITF reached a consensus on Issue 00-21, “Revenue Arrangements with Multiple Deliverables.” Issue 00-21 provides guidance on how to recognize revenue for arrangements that have multiple deliverables. The guidance in 00-21 was effective for arrangements entered into in fiscal periods beginning after June 15, 2003. The Company has adopted the consensus reached in Issue 00-21. Adoption did not have a significant impact on the Company’s financial condition or results of operations.

In March 2004, the EITF reached a consensus regarding EITF 03-1, “The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments.” The consensus provides guidance for evaluating whether an investment is other-than-temporarily impaired. The EITF 03-1 guidance for determining other-than-temporary impairment will be effective beginning with the second half of 2004. The Company adopted EITF 03-01 disclosure requirement of certain disclosures for securities accounted for under FASB statement 115, which was reached a consensus on December 13, 2003 meeting. The Company is currently evaluating the impact that EITF 03-1 may have on its consolidated financial statements.

KT CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

(u) U.S. GAAP Reconciliations

The effects of the significant adjustments to net earnings and stockholders’ equity which would be required if U.S. GAAP were to be applied instead of Korean GAAP are summarized as follows:

	Millions
	Years ended December 31,
	2001		2002	2003	2003 (note 3)
Net earnings in accordance with Korean GAAP	(Won)	1,112,975	1,946,934	821,734	$689.4
Adjustments:
Intangible assets		13,617	7,424	10,264	8.6
Special depreciation		(188)	(189)	—	—
Depreciation		(96,547)	(85,008)	(135,905)	(114.0)
Equity in earnings of equity method affiliates
Reversal of goodwill amortization		—	130,113	130,113	109.2
Different useful life of intangibles		1,600	7,807	7,807	6.5
Additional acquisitions of equity investees		(55,236)	(12,506)	(40,591)	(34.1)
Impairment loss relating to equity investee		—	(663,345)	(789,503)	(662.3)
Goodwill impairment		—	(12,947)	—	—
U.S. GAAP adjustments of equity method affiliates		48,958	24,528	33,171	27.8
Interest capitalization (including related depreciation), net		13,282	24,608	54,089	45.4
Capitalized foreign exchange transactions, net		2,220	5,879	5,859	4.9
Foreign currency translation of convertible notes		—	139,730	(6,426)	(5.4)
Service installation fees		(57,216)	(17,528)	20,729	17.4
Reversal of gain on disposition of investment		(12,377)	(25,256)	(17,628)	(14.8)
Equity-linked securities		—	(25,095)	3,613	3.0
Convertible notes of KTF		—	(14,427)	(9,810)	(8.2)
Bonds with stock warrants		—	(7,435)	(6,043)	(5.1)
Deferred income tax—methodology difference		—	—	133,582	112.1
Deferred income tax effects of U.S. GAAP adjustments		35,236	132,975	180,388	151.3

		(106,651)	(390,672)	(426,291)	(357.7)

Net earnings as adjusted in accordance with U.S. GAAP	(Won)	1,006,324	1,556,262	395,443	$331.7

	Millions, except per share data
	Years ended December 31,
	2001		2002	2003	2003 (note 3)
Net earnings as adjusted in accordance with U.S. GAAP	(Won)	1,006,324	1,556,262	395,443	$331.7

Basic earnings per share in accordance with U.S. GAAP	(Won)	3,233	5,998	1,831	$1.54

Diluted earnings per share in accordance with U.S. GAAP	(Won)	3,233	4,972	1,655	$1.39

Dividend per share in accordance with U.S. GAAP	(Won)	511	720	860	$0.72

KT CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

The following table sets forth the computation of basic and diluted earnings per share:

	Millions, except per share data
	Years ended December 31,
	2001		2002	2003	2003 (note 3)
Net earnings available to common shareholders	(Won)	1,006,324	1,556,262	395,443	$331.7
Dilutive effect of convertible notes		—	(64,161)	3,431	2.9

		1,006,324	1,492,101	398,874	334.6

Weighted average outstanding shares of common stock		311	259	216
Dilutive effect of convertible notes		—	41	25

Common stock and common stock equivalents		311	300	241

Basic earnings per share in accordance with U.S. GAAP	(Won)	3,233	5,998	1,831	$1.54

Diluted earnings per share in accordance with U.S. GAAP	(Won)	3,233	4,972	1,655	$1.39

Basic earnings per share is computed on the basis of the weighted average number of common shares outstanding. Diluted earnings per share is computed on the basis of the weighted average number of common shares outstanding plus the effect of outstanding convertible notes using the “if-converted method”. The denominator of the diluted earnings per share computation is adjusted to include the number of additional common shares that would have been outstanding had the dilutive potential common stock been issued. In addition, the numerator is adjusted to include the after-tax amount of interest and foreign currency translation gain(loss) recognized associated with convertible notes. Bonds with warrants and stock options were not considered when calculating diluted earnings per share because the exercise price of the warrants and stock options was greater than the average market price of the common share and, therefore, the effect would have been antidilutive.

KT CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

	Millions
	Years ended December 31,
	2002		2003	2003 (note 3)
Stockholders’ equity in accordance with Korean GAAP	(Won)	9,832,566	8,396,620	$7,044.2
Adjustments:
Intangible assets		(15,965)	(5,701)	(4.8)
Depreciation		119,431	(16,474)	(13.8)
Equity in earnings of equity method affiliates:
Reversal of goodwill amortization		130,113	260,226	218.3
Different useful life of intangibles		88,642	96,449	80.9
Additional acquisitions of equity investees		226,777	352,650	295.9
Impairment loss relating to equity investee		(663,345)	(1,452,848)	(1,218.8)
Goodwill impairment		(12,947)	(12,947)	(10.9)
U.S. GAAP adjustments of equity method affiliates		47,061	46,129	38.7
Interest capitalization, net		(109,718)	(55,629)	(46.7)
Capitalized foreign exchange transactions, net		(11,139)	(5,280)	(4.4)
Foreign currency translation of convertible notes		139,730	133,304	111.8
Deferred service installation fees		(542,626)	(521,897)	(437.8)
Convertible notes of KTF		(17,222)	—	—
Bonds with stock warrants		6,415	372	0.3
Deferred tax effects of U.S. GAAP adjustments		211,565	391,307	328.2
Deferred tax-methodology difference		—	133,582	112.1
Deferred income taxes on investment securities		(222,999)	(65)	(0.1)
Minority interests		(1,936,094)	(1,849,303)	(1,551.4)

		(2,562,321)	(2,506,125)	(2,102.5)

Stockholders’ equity as adjusted in accordance with U.S. GAAP	(Won)	7,270,245	5,890,495	$4,941.7

KT CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

(v) Condensed Consolidated U.S. GAAP Financial Information

Consolidated balance sheets in accordance with U.S. GAAP as of December 31, 2002 and 2003 are summarized as follows:

	Millions
	2002		2003	2003 (note 3)
Assets
Notes and accounts receivable—trade	(Won)	2,070,140	1,878,179	$1,575.7
Other current assets		3,127,337	1,845,458	1,548.2
Investments		2,825,826	2,501,212	2,098.3
Property, plant and equipment		11,995,028	11,515,315	9,660.5
Other assets		1,719,068	1,791,955	1,503.3

	(Won)	21,737,399	19,532,119	$16,386.0

Liabilities
Notes and accounts payable—trade	(Won)	916,964	925,567	$776.5
Other current liabilities		3,602,173	2,897,098	2,430.5
Long-term debt, excluding current portion		7,426,284	7,669,463	6,434.1
Other long-term liabilities		2,434,226	2,059,782	1,727.9

Total liabilities		14,379,647	13,551,910	11,369.0

Minority interest in consolidated subsidiaries		87,507	89,714	75.3

Stockholders’ equity		7,270,245	5,890,495	4,941.7

	(Won)	21,737,399	19,532,119	$16,386.0

Condensed consolidated income statements in accordance with U.S. GAAP for the years ended December 31, 2001, 2002 and 2003 are summarized as follows:

	Millions
	Years ended December 31,
	2001		2002	2003	2003 (note 3)
Operating revenues	(Won)	11,588,442	11,507,729	11,776,189	$9,879.4
Cost of services		9,847,796	8,862,201	9,467,818	7,942.8

Gross profit		1,740,646	2,645,528	2,308,371	1,936.6

Selling, general and administration expenses		491,895	813,124	1,166,197	978.4
Other operating expense, net		102,562	635,669	765,017	641.8

Operating income		1,146,189	1,196,735	377,157	316.4

Other income		124,032	875,947	235,832	197.8

Earnings before income tax and minority interest		1,270,221	2,072,682	612,989	514.2

Income tax		261,677	519,642	217,568	182.5

Earnings before minority interest		1,008,544	1,553,040	395,421	331.7

Minority interest in losses (earnings) of consolidated subsidiaries		(2,220)	3,222	22	—

Net earnings	(Won)	1,006,324	1,556,262	395,443	$331.7

KT CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

Changes in consolidated stockholders’ equity in accordance with U.S. GAAP for the years ended December 31, 2001, 2002 and 2003 are as follows:

	Millions
	2001		2002	2003	2003 (note 3)
Beginning of year	(Won)	10,637,190	11,189,176	7,270,245	$6,099.2
Net earnings		1,006,324	1,556,262	395,443	331.7
Foreign currency translation adjustments		(1,499)	(1,339)	2,087	1.8
Unrealized losses on investments, net of tax		(301,181)	(1,066,042)	(526,660)	(441.8)
Treasury stock		(19,779)	(4,188,435)	(1,048,872)	(879.9)
Dividends		(159,265)	(224,054)	(212,887)	(178.6)
Gains on sales of stock by subsidiaries and equity affiliates		30,332	—	—	—
Other		(2,946)	4,677	11,139	9.3

End of year	(Won)	11,189,176	7,270,245	5,890,495	$4,941.7

Condensed consolidated statements of cash flows in accordance with U.S. GAAP for the years ended December 31, 2001, 2002 and 2003, respectively, are set out below:

	Millions
	2001		2002	2003	2003 (note 3)
Cash flows from operating activities:
Net earnings	(Won)	1,006,324	1,556,262	395,443	$331.7
Adjustments to reconcile net earnings to net cash provided by operating activities:
Depreciation and amortization		3,100,982	2,772,281	2,683,464	2,251.2
Provision for doubtful accounts		108,287	170,250	305,652	256.4
Loss on disposition of property, plant and equipment		142,645	84,696	52,326	43.9
Equity in losses (gains) of affiliates including equity method goodwill amortization		151,036	(51,519)	5,000	4.2
Deferred income tax expense (benefit)		30,286	22,220	(240,922)	(202.1)
Gain on disposition of available-for-sale securities		(627,421)	(1,151,353)	(752,117)	(631.0)
Changes in assets and liabilities:
Increase in retirement and severance benefits		189,993	223,875	43,464	36.5
Increase in trade notes and accounts receivable		(309,808)	(334,046)	(287,510)	(241.2)
Increase in inventories		(196,392)	(174,806)	(151,198)	(126.8)
Increase (decrease) in trade notes and accounts payable		(251,400)	(1,130)	46,684	39.2
Increase (decrease) in advance receipts from customers		7,649	7,500	(21,897)	(18.4)
Increase (decrease) in income taxes payable		166,724	237,475	(229,368)	(192.4)
Increase in prepaid expenses		(2,061)	(2,275)	(3,612)	(3.0)

KT CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

	Millions
	2001		2002	2003	2003 (note 3)
Increase (decrease) in withholdings		(63,029)	(109,025)	2,657	2.2
Decrease in accrued expenses		(143,043)	(15,056)	(52,181)	(43.8)
Increase (decrease) in accounts payable-other		(514,004)	341,357	154,646	129.7
Decrease in refundable deposits of telephone installation		(694,414)	(749,546)	(307,026)	(257.6)
Other, net		214,355	146,241	530,366	444.9

Net cash provided by operating activities		2,316,709	2,973,401	2,173,871	1,823.6

Cash flows from investing activities:
Decrease (increase) in accounts receivables—other		(90,998)	(27,149)	527,954	442.9
Additions to property, plant and equipment		(2,723,114)	(2,187,075)	(2,219,902)	(1,862.3)
Proceeds from sale of property, plant and equipment		104,058	45,605	115,914	97.2
Decrease (increase) in short-term financial instruments		135,963	(71,720)	198,724	166.7
Proceeds from the sale of available-for-sale securities		700,620	306,552	166,281	139.5
Proceeds from the sale of equity security of affiliates		8,122	553,921	18,401	15.4
Proceeds from maturity on held-to-maturity securities		100,812	9,994	218	0.2
Purchase of available-for-sale securities		(7,083)	(540,331)	(312,881)	(262.5)
Purchase of equity security of affiliates		(907,093)	—	(483,886)	(405.9)
Purchase of held-to-maturity securities		(2,306)	(392)	(11,412)	(9.6)
Other, net		238,307	(728,116)	346,670	290.8

Net cash used in investing activities		(2,442,712)	(2,638,711)	(1,653,919)	(1,387.6)

Cash flows from financing activities:
Payment of dividends	(Won)	(161,159)	(224,955)	(213,308)	$(178.9)
Increase (decrease) in short-term borrowings, net		(322,961)	81,702	(237,621)	(199.3)
Repayments of long-term debt		(1,019,155)	(1,391,816)	(1,150,639)	(965.3)
Proceeds from long-term debt		1,804,653	4,675,158	1,282,661	1,076.1
Acquisition of treasury stock		—	(3,401,186)	(412,247)	(345.8)
Other, net		(2,542)	7,219	40,432	33.9

Net cash provided by (used in) financing activities		298,836	(253,878)	(690,722)	(579.3)

Increase (decrease) in cash and cash equivalents		172,833	80,812	(170,770)	(143.3)
Cash and cash equivalents at beginning of year		632,464	805,297	886,109	743.4

Cash and cash equivalents at end of year	(Won)	805,297	886,109	715,339	$600.1

Supplemental schedule of non-cash investing and financing activities*	(Won)	—	786,666	730,704	$613.0

*	As discussed in Note 8, the Company financed (Won)786,666 million and (Won)730,704 million of its purchase of treasury stock in 2002 and 2003, respectively, through the transfer of shares of SK Telecom which the Company previously held as available-for-sale securities.

KT CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

(w) Additional U.S. GAAP Disclosures

The Company is subject to a number of income taxes based upon earnings which result from the application of a statutory corporate income tax rate (including resident tax) of approximately 30.8%, 29.7% and 29.7% for the years ended December 31, 2001, 2002 and 2003, respectively.

Starting from January 1, 2002, the corporate income tax rate (including resident tax) decreased to 29.7%. In addition, in December 2003, the Korean government reduced the corporate income tax rate (including resident tax) beginning in 2005. Specifically, effective from January 1, 2005, the income tax rate will be reduced from 29.7% to 27.5%. As a result, a change in deferred income taxes of (Won)12,795 and (Won)64,820 million is charged to income tax expense for the year ended December 31, 2001 and 2003, respectively.

The components of income tax expense for the years ended December 31, 2001, 2002 and 2003 are as follows:

	Millions
	2001		2002	2003	2003 (note 3)
Current income tax expense	(Won)	231,391	497,422	458,490	$384.6
Deferred income net expense (benefit)		30,286	22,220	(240,922)	(202.1)

Income tax expense	(Won)	261,677	519,642	217,568	$182.5

Substantially all pretax income and related income tax expense (benefit) is attributable to domestic operations. The provision for income taxes using statutory tax rates differs from the actual provision for the years ended December 31, 2001, 2002 and 2003 for the following reasons:

	Millions
	2001		2002	2003	2003 (note 3)
Provision for income taxes at statutory tax rates	(Won)	391,094	615,587	182,058	$152.7
Prior years income tax additional payment (refund)		12,206	(6,354)	61,928	52.0
Nondeductible expense		39,112	60,990	66,748	56.0
Nontaxable income		(3,530)	(9,251)	(5,945)	(5.0)
Investment tax credits		(190,000)	(141,330)	(152,041)	(127.6)
Effect of tax rate change		12,795	—	64,820	54.4

Actual provision for income taxes	(Won)	261,677	519,642	217,568	$182.5

The effective tax rates after adjustments of certain differences between amounts reported for financial accounting and income tax purpose, were approximately 19.8%, 25.3% and 28.2% for the years ended December 31, 2001, 2002 and 2003, respectively.

At December 31, 2003, the Company does not have any remaining investment tax credit carryforwards.

KT CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

The tax effects of temporary differences that resulted in significant portions of the deferred tax assets and liabilities at December 31, 2002 and 2003, computed under U.S. GAAP, and a description of financial statement items that created these differences are as follows:

	Millions
	Years ended December 31,
	2002		2003	2003 (note 3)
Deferred tax assets
Retirement and severance benefits	(Won)	22,597	3,207	$2.7
Allowance for doubtful accounts		80,807	122,880	103.1
Refundable deposits for telephone installation		26,505	20,022	16.8
Investment securities		24,400	27,417	23.0
Inventories		324	479	0.4
Intangible assets		4,742	1,568	1.3
Unearned income		161,160	143,522	120.4
Equity securities of affiliates		278,368	488,375	409.7
Tax credit carryforwards		43,215	—	—
Other		—	24,762	20.8

Total deferred tax assets		642,118	832,232	698.2

Deferred tax liabilities
Investment securities		(222,999)	(65)	(0.1)
Property, plant and equipment		(45,210)	(8,732)	(7.3)
Accrued interest income		(789)	(2,171)	(1.8)
Other		(25,360)	—	—

Total deferred tax liabilities		(294,358)	(10,968)	(9.2)

Net deferred tax assets	(Won)	347,760	821,264	$689.0

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies in making this assessment. Based upon the level of historical taxable income and projections for future taxable income over the periods which the deferred tax assets are deductible, management believes that it is more likely than not the Company will realize the benefits of these deductible differences.

Gross and net property, plant and equipment under U.S. GAAP at December 31, 2002 and 2003 are summarized as follows:

	Millions
	Years ended December 31,
	2002		2003	2003 (note 3)
Gross property, plant and equipment	(Won)	33,825,965	34,695,320	$29,106.8
Accumulated depreciation		21,830,937	23,180,005	19,446.3

Net property, plant and equipment	(Won)	11,995,028	11,515,315	$9,660.5

KT CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

(35) Event (Unaudited) Subsequent to the Date of the Report of the Independent Registered Public Accounting Firm

In April 2004, the Company received a preliminary notice as a result of an ongoing audit by the National Tax Service with respect to prior year income taxes, of an additional assessment related to such prior years in the amount of (Won)73,793 million. Although the Company has appealed to the National Tax Tribunal, it has provided for the tax assessment in its fiscal 2004 consolidated financial statements.

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Shareholders and Board of Directors of

KT Freetel Co., Ltd.:

We have audited the accompanying consolidated balance sheets of KT Freetel Co., Ltd. and its subsidiaries (collectively referred to as the “Company”) as of December 31, 2003 and 2002, and the related consolidated statements of income, changes in shareholders’ equity and cash flows for the years then ended, all expressed in Korean won. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We did not audit the financial statements of KT ICOM Co., Ltd. (“KT ICOM”), which statements reflect 23 percent of the total consolidated assets as of December 31, 2002. Those financial statements were audited by other auditors whose reports have been furnished to us, and our opinion, insofar as it relates to the amounts included for KT ICOM is based solely on the reports of the other auditors.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, based on our audits and the reports of other auditors, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2003 and 2002, and the results of its operations, the changes in its shareholders’ equity and its cash flows for the years then ended in conformity with financial accounting standards in the Republic of Korea.

The translated amounts in the accompanying financial statements have been translated into U.S. dollars, solely for the convenience of the reader, on the basis set forth in Note 2.

As explained in Note 20, revenues and expenses to and from related parties amounted to (Won)609,634 million and (Won)481,956 million, respectively, for the year ended December 31, 2003 and (Won)555,700 million and (Won)1,272,712 million, respectively, for the year ended December 31, 2002. Related receivables and payables amounted to (Won)160,209 million and (Won)356,445 million, respectively, as of December 31, 2003 and (Won)161,008 million and (Won)325,442 million, respectively, as of December 31, 2002.

As explained in Note 24, effective March 6, 2003, KT ICOM, a former affiliate, was merged into the Company. In connection with the merger, KT ICOM transferred to the Company its net assets of (Won)1,818,604 million at book value as shown in the consolidated financial statements of KT Corporation, the parent company. As a result of the merger, the investment securities of KT ICOM accounted for using the equity method of (Won)1,590,360 million were eliminated, and capital stock with a par value of (Won)35,412 million was issued to KT ICOM’s shareholders. The difference between the carrying value of the investment securities and the value of net assets transferred amounting to (Won)228,244 million, less capital stock issued with a par value of (Won)35,412 million and the issuance cost of (Won)177 million, was recorded as paid-in capital in excess of par value.

Accounting practices used by the Company in preparing the accompanying financial statements conform with generally accepted accounting principles in the Republic of Korea, but do not conform with generally accepted accounting principles in the United States of America. The description of the significant differences and the reconciliation of net income and shareholders’ equity to U.S. generally accepted accounting principles are set forth in Note 25.

Anjin Deloitte LLC

Seoul, Korea

March 27, 2004

KT FREETEL CO., LTD. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

AS OF DECEMBER 31, 2003 AND 2002

	Korean Won				Translation into U.S. Dollars (Note 2)
	2003		2002		2003	2002
	(In millions)				(In thousands)
ASSETS
CURRENT ASSETS:
Cash and cash equivalents (Note 18)	(Won)	20,424	(Won)	147,555	$17,134	$123,788
Short-term financial instruments (Note 3)		—		555,000	—	465,604
Short-term investment securities (Note 7)		7,788		404,397	6,534	339,259
Trade accounts and notes receivable, net of allowance for doubtful accounts of (Won)163,016 million in 2003 and (Won)160,212 million in 2002 (Notes 2, 5, 18 and 20)		831,487		1,024,031	697,556	859,086
Accounts receivable-other, net of allowance for doubtful accounts of (Won)4,714 million in 2003 and (Won)3,405 million in 2002 (Notes 2 and 20)		67,549		62,206	56,669	52,186
Prepaid expenses		13,490		20,003	11,317	16,781
Inventories		192,165		149,728	161,212	125,611
Short-term loans (Note 6)		7,915		5,550	6,640	4,656
Other current assets		18,950		69,681	15,898	58,458

		1,159,768		2,438,151	972,960	2,045,429

NON-CURRENT ASSETS:
Long-term financial instruments (Notes 3 and 4)		52		61	44	51
Long-term investment securities (Note 8)		175,779		103,035	147,466	86,439
Investment securities using the equity method (Note 9)		3,178		6,607	2,666	5,543
Long-term loans (Notes 6 and 18)		51,191		45,768	42,945	38,396
Guarantee deposits, net of allowance for doubtful accounts of (Won)4,989 million in 2003 and 2002		239,111		227,984	200,596	191,262
Deferred income tax assets (Note 17)		97,464		68,508	81,765	57,473
Property and equipment, net (Notes 10 and 12)		4,685,914		4,771,176	3,931,136	4,002,664
Intangibles (Note 11)		1,239,633		1,228,356	1,039,961	1,030,500
Other non-current assets		8,752		6,844	7,341	5,742

		6,501,074		6,458,339	5,453,920	5,418,070

Total Assets	(Won)	7,660,842	(Won)	8,896,490	$6,426,880	$7,463,499

(continued)

KT FREETEL CO., LTD. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS (CONTINUED)

AS OF DECEMBER 31, 2003 AND 2002

	Korean Won				Translation into U.S. Dollars (Note 2)
	2003		2002		2003	2002
	(In millions)				(In thousands)
LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES:
Short-term borrowings (Note 13)	(Won)	293,339	(Won)	559,411	$246,090	$469,305
Trade accounts and notes payable (Notes 18 and 20)		209,323		353,467	175,607	296,533
Current portion of long-term debt, net of discount on debentures of (Won)4,997 million in 2003 and (Won)5,181 million in 2002 (Notes 12, 13 and 14)		1,050,812		792,494	881,554	664,844
Accounts payable-other (Notes 18 and 20)		584,177		984,682	490,081	826,076
Accrued expenses		113,445		81,019	95,172	67,969
Withholdings		75,037		92,037	62,951	77,212
Income tax payable		34,342		44,199	28,810	37,080
Other current liabilities		16,495		25,497	13,837	21,389

		2,376,970		2,932,806	1,994,102	2,460,408

LONG-TERM LIABILITIES:
Debentures, net (Note 14)		1,579,953		2,522,850	1,325,464	2,116,485
Long-term debt, net of current portion (Note 13)		—		100,000	—	83,893
Long-term accounts payable-other, net (Note 15)		518,761		501,258	435,202	420,518
Long-term obligation under capital lease, net of current portion (Note 12)		—		536	—	450
Accrued severance indemnities, net (Note 2)		32,740		30,672	27,466	25,732
Other long-term liabilities		9,380		8,062	7,870	6,763

		2,140,834		3,163,378	1,796,002	2,653,841

Total Liabilities		4,517,804		6,096,184	3,790,104	5,114,249

SHAREHOLDERS’ EQUITY:
Common stock (Note 16)		955,702		920,290	801,763	772,055
Paid-in capital in excess of par value		1,327,625		1,129,274	1,113,779	947,378
Retained earnings		945,501		542,644	793,206	455,238
Capital adjustments:
Treasury stock (Note 16)		(97,587)		(30,999)	(81,868)	(26,006)
Loss on disposal of treasury stock (Note 16)		(1,535)		—	(1,288)	—
Loss on valuation of available-for-sale securities (Notes 7 and 8)		7,377		2,191	6,189	1,838
Stock compensation (Note 16)		2,655		1,064	2,227	893
Minority interest		3,300		235,842	2,768	197,854

Total Shareholders’ Equity		3,143,038		2,800,306	2,636,776	2,349,250

Total Liabilities and Shareholders’ Equity	(Won)	7,660,842	(Won)	8,896,490	$6,426,880	$7,463,499

See accompanying notes to consolidated financial statements.

KT FREETEL CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME

FOR THE YEARS ENDED DECEMBER 31, 2003 AND 2002

	Korean Won				Translation into U.S. Dollars (Note 2)
	2003		2002		2003	2002
	(In millions, except per share amounts)				(In thousands, except per share amounts)
OPERATING REVENUE (Notes 19, 20 and 22)	(Won)	5,123,612	(Won)	5,320,028	$4,298,332	$4,490,833
OPERATING EXPENSES (Notes 19 and 20)		4,341,960		4,475,837	3,642,584	3,782,619

OPERATING INCOME		781,652		844,191	655,748	708,214

OTHER INCOME (EXPENSES), NET:
Interest income		24,502		17,950	20,555	15,059
Rental income		11,074		11,526	9,290	9,669
Gain on foreign currency transactions, net		565		1,083	474	909
Gain (loss) on foreign currency translation, net		(28,111)		2,182	(23,583)	1,831
Interest expense		(274,885)		(216,092)	(230,608)	(181,285)
Loss on disposal of trade accounts and notes receivable (Note 5)		(10,222)		(15,147)	(8,576)	(12,707)
Loss on valuation of inventories		(975)		(2,155)	(818)	(1,808)
Loss on valuation using the equity method of accounting (Note 9)		(2,257)		(122)	(1,893)	(102)
Loss on disposal of short-term investment securities, net		(1,746)		—	(1,465)	—
Loss on disposal of long-term investment securities, net		(2,773)		(36)	(2,326)	(30)
Loss on disposal of property and equipment, net		(70,559)		(45,606)	(59,194)	(38,260)
Impairment loss on investment securities (Note 8)		(2,280)		(2,774)	(1,913)	(2,327)
Recovery of impairment loss on investment securities (Note 7)		3,579		—	3,003	—
Other, net		28,092		17,443	23,567	14,632

		(325,996)		(231,748)	(273,487)	(194,419)

ORDINARY INCOME		455,656		612,443	382,261	513,795
EXTRAORDINARY ITEMS		—		—	—	—

INCOME BEFORE INCOME TAX EXPENSE		455,656		612,443	382,261	513,795
INCOME TAX EXPENSE (Note 17)		(50,702)		(80,280)	(42,535)	(67,349)
MINORITY INTEREST IN NET LOSS OF CONSOLIDATED SUBSIDIARIES		1,075		—	902	—

NET INCOME	(Won)	406,029	(Won)	532,163	$340,628	$446,446

EARNINGS PER SHARE (Note 2)	(Won)	2,167	(Won)	2,904	$1.818	$2.436

DILUTED EARNINGS PER SHARE (Note 2)	(Won)	2,105	(Won)	2,894	$1.766	$2.428

See accompanying notes to consolidated financial statements.

KT FREETEL CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2003 AND 2002

	Korean Won (In million)
	Common stock		Capital surplus		Retained earnings (deficit)		Capital adjustments		Minority interests		Total
Balance at December 31, 2001	(Won)	920,290	(Won)	1,132,834	(Won)	10,481	(Won)	(31,609)	(Won)	—	(Won)	2,031,996
Net income for 2002		—		—		532,163		—		—		532,163
Effect of changes in consolidated subsidiaries		—		(3,265)		—		2,104		235,842		234,681
Compensation expense incurred in connection with stock options		—		—		—		1,064		—		1,064
Loss on valuation of investment securities using the equity method		—		(295)		—		—		—		(295)
Gain on valuation of available-for-sale securities		—		—		—		698		—		698
Purchase of treasury stock		—		—		—		(1)		—		(1)

Balance at December 31, 2002		920,290		1,129,274		542,644		(27,744)		235,842		2,800,306
Net income for 2003		—		—		406,029		—		(1,075)		404,954

Merger		35,412		192,654		—		—		—		228,066
Effect of changes in consolidated subsidiaries		—		3,561		(16)		(1,614)		(231,467)		(229,536)
Amortization of organization cost		—		—		(3,156)		—		—		(3,156)
Compensation expense incurred in connection with stock options		—		—		—		1,591		—		1,591
Gain on valuation of investment securities using the equity method		—		2,136		—		—		—		2,136
Gain on valuation of available-for-sale securities								5,266		—		5,266
Purchase of treasury stock		—		—		—		(66,589)				(66,589)

Balance at December 31, 2003	(Won)	955,702	(Won)	1,327,625	(Won)	945,501	(Won)	(89,090)	(Won)	3,300	(Won)	3,143,038

Translation into U.S. Dollars (In thousands) (Note 2)		$801,763		$1,113,779		$793,206		$(74,740)		$2,768		$2,636,776

See accompanying notes to consolidated financial statements.

KT FREETEL CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2003 AND 2002

	Korean Won				Translation into U.S. Dollars (Note 2)
	2003		2002		2003	2002
	(In millions)				(In thousands)
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	(Won)	406,029	(Won)	532,163	$340,628	$446,446

Addition of expenses not involving cash outflows:
Loss on disposal of property and equipment, net		70,559		45,606	59,194	38,260
Depreciation		839,430		723,667	704,220	607,103
Amortization of intangibles		19,287		1,832	16,180	1,537
Long-term accrued interest		7,420		—	6,225	—
Amortization of discounts on debentures		11,883		33,452	9,969	28,064
Amortization of discounts on long-term payable-other		14,722		—	12,351	—
Provision for severance indemnities		12,311		15,100	10,328	12,668
Loss on disposal of trade accounts and notes receivable		10,222		15,147	8,576	12,707
Loss on valuation using the equity method of accounting		2,257		122	1,893	102
Loss on disposal of short-term investment securities, net		1,746		—	1,465	—
Loss on disposal of long-term investment securities, net		2,773		36	2,326	30
Loss on valuation of inventories		975		2,155	818	1,808
Loss on foreign currency translation, net		28,111		—	23,583	—
Stock compensation		4,560		1,064	3,826	893
Impairment loss on investment securities		2,280		2,774	1,913	2,327
Bad debt expense		52,488		23,555	44,033	19,761
Other		1,617		2,161	1,356	1,813

		1,082,641		866,671	908,256	727,073

Deduction of revenues not involving cash inflows:
Gain on foreign currency translation, net		—		2,182	—	1,831
Recovery of impairment loss in investment securities		3,579		—	3,003	—
Minority interest in net loss of consolidated subsidiaries		1,075		—	902	—
Other		676		3	567	3

		5,330		2,185	4,472	1,834

Changes in assets and liabilities resulting from operations:
Increase in trade accounts and notes receivable		(433,633)		(396,750)	(363,786)	(332,844)
Decrease (Increase) in accounts receivable-other		(3,991)		27,537	(3,348)	23,102
Decrease (Increase) in prepaid expenses		14,504		(1,908)	12,168	(1,601)
Increase in inventories		(32,229)		(88,072)	(27,038)	(73,886)
Decrease (Increase) in other current assets		34,534		(23,173)	28,972	(19,440)
Payment of severance indemnities		(13,873)		(9,487)	(11,638)	(7,959)
Increase (Decrease) in trade accounts and notes payable		(199,829)		168,328	(167,642)	141,215
Increase (Decrease) in accounts payable-other		(151,212)		334,530	(126,856)	280,646
Increase in accrued expenses		28,838		29,083	24,193	24,398
Decrease in withholdings		(29,529)		(10,308)	(24,773)	(8,648)
Increase (Decrease) in income tax payable		(9,101)		40,804	(7,635)	34,232
Decrease in other current liabilities		(6,303)		(19,509)	(5,288)	(16,367)
Decrease in National Pension		337		325	283	273
Increase in deferred income tax assets		(20,919)		(2,025)	(17,549)	(1,699)
Increase in other long-term liabilities		4,028		4,165	3,379	3,494

		(818,378)		53,540	(686,558)	44,916

Net cash provided by operating activities	(Won)	664,962	(Won)	1,450,189	$557,854	$1,216,601

(continued)

KT FREETEL CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2003 AND 2002

	Korean Won				Translation into U.S. Dollars (Note 2)
	2003		2002		2003	2002
	(In millions)				(In thousands)
CASH FLOWS FROM INVESTING ACTIVITIES:
Cash inflows from investing activities
Proceeds from sale of short-term investment securities	(Won)	417,249	(Won)	—	$350,041	$—
Collection of short-term loans		24,432		33,170	20,497	27,827
Proceeds from sale of long-term investment securities		23,145		5,101	19,417	4,279
Withdrawal of guarantee deposits		48,750		25,439	40,898	21,341
Withdrawal of short-term financial instruments		370,000		2,500	310,403	2,097
Proceeds from disposal of property and equipment		137,114		6,553	115,029	5,497
Proceeds from disposal of intangibles		100		4	84	3
Other		93		169	77	144

		1,020,883		72,936	856,446	61,188

Cash outflow from financing activities
Purchase of short-term financial instrument		(35,000)		—	(29,362)	—
Purchase of short-term investment securities		(35,684)		—	(29,936)	—
Purchase of long-term investment securities		(2,614)		(1,354,787)	(2,193)	(1,136,566)
Payment of guarantee deposits		(46,131)		(34,307)	(38,701)	(28,781)
Acquisition of property and equipment		(935,326)		(1,014,278)	(784,669)	(850,904)
Increase in intangibles		(31,205)		(3,443)	(26,179)	(2,888)
Payment of long-term loans		(32,152)		(34,537)	(26,973)	(28,974)
Other		(5)		(382)	(5)	(322)

		(1,118,117)		(2,441,734)	(938,018)	(2,048,435)

Net cash used in investing activities		(97,234)		(2,368,798)	(81,572)	(1,987,247)

CASH FLOWS FROM FINANCING ACTIVITIES:
Cash inflows from financing activities
Proceeds from sale of trade accounts and notes receivable		512,000		470,000	429,530	394,295
Proceeds from short-term borrowings		3,876,831		1,295,000	3,252,375	1,086,409
Proceeds from issuance of debentures		—		1,111,208	—	932,221
Proceeds from long-term debt		—		100,000	—	83,893
Increase from merger		314,610		—	263,935	—

		4,703,441		2,976,208	3,945,840	2,496,818

Cash outflows from financing activities
Repayment of short-term borrowings		(4,130,000)		(1,415,000)	(3,464,765)	(1,187,081)
Repayment of debentures		(177)		—	(149)	—
Repayment of current portion of long-term debt		(831,802)		(672,290)	(697,820)	(564,001)
Repayment of long-term debt		(315,775)		—	(264,912)	—
Acquisition of treasury stock		(4,317)		(1)	(3,622)	(1)
Repayment of other non-current liabilities		(19)		(10)	(16)	(8)

		(5,282,090)		(2,087,301)	(4,431,284)	(1,751,091)

Net cash provided by (used in) financing activities		(578,649)		888,907	(485,444)	745,727

NET DECREASE IN CASH AND CASH EQUIVALENTS		(10,921)		(29,702)	(9,162)	(24,919)

INCREASE (DECREASE) FROM CHANGES IN CONSOLIDATED SUBSIDIARIES		(116,210)		124,895	(97,492)	104,778

CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR		147,555		52,362	123,788	43,929

CASH AND CASH EQUIVALENTS, END OF YEAR	(Won)	20,424	(Won)	147,555	$17,134	$123,788

(continued)

KT FREETEL CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2003 AND 2002

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION

	Korean Won				Translation into U.S. Dollars (Note 2)
	2003		2002		2003	2002
	(In millions)				(In thousands)
TRANSACTIONS NOT INVOLVING CASH:
Transfer of trade accounts and notes receivable to long-term investments securities	(Won)	119,168	(Won)	43,430	$99,973	$36,435
Transfer of debentures to current portion of long term debt		994,014		571,103	833,904	479,113
Transfer of long-term obligation under capital lease to current portion of long-term debt		550		2,235	461	1,875
Transfer of interest expense to construction in progress		—		34,116	—	28,621
Transfer of long-term debt to current portion of long-term debt		100,000		216,994	83,893	182,042
Transfer of long-term loans to short-term loans		26,752		17,672	22,443	14,826
Transfer of long-term investments securities to trade accounts and notes receivable		22,332		—	18,735	—
Transfer of long-term investments securities to short-term investments securities		1,420		—	1,191	—
Recognition of loss on valuation of investments securities using the equity method as capital adjustments		58,197		296	48,823	248

See accompanying notes to consolidated financial statements.

KT FREETEL CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2003 AND 2002

1. GENERAL:

(1) KT Freetel Co., Ltd.

KT Freetel Co., Ltd. (“KT Freetel”) was incorporated on January 3, 1997, under the Commercial Code of the Republic of Korea, and listed on the Korean Securities Dealers Association Automated Quotation System (the KOSDAQ) in December 1999. The Company is currently engaged in providing personal communications service (“PCS”), value added services and sale and lease of personal communication devices.

As of December 31, 2003, the shareholders of KT Freetel are as follows:

	Number of shares	Percentage of ownership (%)
KT Corporation	89,640,088	46.90
Qualcomm Incorporated	4,416,350	2.31
HyoSung Corp.	3,017,276	1.58
SSB Capital Communications	2,175,210	1.14
Microsoft Corp.	2,030,000	1.06
Millcate Mater Fund Ltd.	1,700,000	0.89
Others	88,161,595	46.12

	191,140,519	100.00

In common with other Asian countries, the economic environment in the Republic of Korea continues to be volatile. In addition, the Korean government and the private sector continue to implement structural reforms to historical business practices including corporate governance. The Company may be either directly or indirectly affected by these economic conditions and the reform program described above. The accompanying financial statements reflect management’s assessment of the impact to date of the economic environment on the financial position and results of operations of the Company. Actual results may differ materially from management’s current assessment.

(2) Consolidated Subsidiaries

The consolidated financial statements include the accounts of KT Freetel and the controlled subsidiaries listed below (collectively referred to as the “Company”), of which KT Freetel owns a majority of the issued shares. Significant inter-company accounts and transactions have been eliminated in consolidation.

Subsidiaries	Year control was obtained	Ownership percentage (%)		Primary business
		2003	2002
KTF Technologies Co., Ltd. (“KTF Technologies”)	2002	57.40	57.40	Developing and manufacturing of PCS handsets
KT ICOM Co., Ltd. (“KT ICOM”)	2002	—	87.27	IMT 2000 Service

On November 30, 2002, KT Freetel exercised the conversion right of convertible bonds at (Won)5 thousand per share to acquire an additional 400,000 shares of common stock of KTF Technologies.

The acquisition of KTF Technologies was recorded in accordance with the purchase method of accounting, with the (Won)2,589 million excess of the fair value of KTF Technologies’ net assets over the acquisition cost being

KT FREETEL CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

assigned as negative goodwill. Negative goodwill will be recognized as income on a systematic basis over the remaining weighted average useful life (5 years) of the identifiable acquired depreciable or amortizable assets.

As KT ICOM, a former affiliate, was merged into the Company, effective March 6, 2003, KT ICOM was excluded from the consolidated subsidiaries (Note 24).

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Basis of Financial Statement Presentation

The Company maintains its official accounting records in Korean won and prepares statutory financial statements in the Korean language (Hangul) in conformity with the accounting principles generally accepted in the Republic of Korea. Certain accounting principles applied by the Company that conform with financial accounting standards and accounting principles in the Republic of Korea may not conform with generally accepted accounting principles in other countries. Accordingly, these financial statements are intended for use by those who are informed about Korean accounting principles and practices. The accompanying financial statements have been condensed, restructured and translated into English (with certain expanded descriptions) from the Korean language financial statements.

The U.S. dollar amounts presented in these financial statements were computed by translating the Korean won into U.S. dollars based on the noon buying rate of (Won)1,192.00 to US$1.00 at December 31, 2003 in the City of New York for cable transfers in won as certified for customs purposes by the Federal Reserve Bank of New York, solely for the convenience of the reader. This convenience translation into U.S. dollars should not be construed as a representation that the Korean won amounts have been, could have been, or could in the future be, converted at this or any other rate of exchange.

Significant accounting policies followed by the Company in preparing the accompanying financial statements are summarized as follows:

Adoption of Newly Effective Statements of Korea Accounting Standards

The Company prepared its financial statements in accordance with the Statements of Korea Accounting Standards (“SKAS”), which are effective from January 1, 2003. The revised accounting standards include SKAS No.2—“Interim Financial Reporting”, No.3—“Intangible Assets”, No.4—“Revenue Recognition”, No.5—“Tangible Assets”, No.6—“Events Occurring After Balance Sheet Dates”, No.7—“Capitalization of Financing Costs”, No.8—“Investment in Securities” and No.9—“Convertible Securities”. The comparative financial statements were restated applying these accounting standards.

Use of Estimates

The preparation of financial statements in accordance with Korean GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. The most significant estimates and assumptions relate to the allowance for doubtful accounts and depreciation. Actual results could differ from those estimates and may affect amounts reported in future periods. Management believes that the estimates are reasonable.

Revenue Recognition

The Company’s revenues are principally derived from sales of PCS handsets and PCS service revenues, which consist of non-refundable initial subscription fees, fixed monthly access fees and usage charges. The

KT FREETEL CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Company recognizes sales on PCS handsets when they are delivered to the dealers, fixed monthly access fees in the period earned, and usage charges and non-refundable initial subscription fees at the time services are rendered.

Allowance for Doubtful Accounts

The allowance for doubtful accounts is provided based on the estimated loss on uncollectible accounts and historical bad debt experience.

Changes in allowance for doubtful trade accounts and notes receivable and accounts receivable-other for the years ended December 31, 2003 and 2002 are summarized as follows (won in millions):

	2003		2002
Beginning of year	(Won)	163,617	(Won)	176,313
Write-offs		(48,375)		(36,734)

		115,242		139,579
Provision		52,488		23,555
Increase from changes in consolidated subsidiaries		—		483

End of year	(Won)	167,730	(Won)	163,617

Inventories

Inventories are stated at the lower of cost or net realized value, cost being determined using the average cost method. If the net realizable value of inventories is lower than cost, inventories are adjusted to net realizable value and the difference between cost and revalued amount is charged to current operations.

Investment Securities Other than those Accounted for Using the Equity Method

(1) Classification of Securities

At acquisition, the Company classifies securities into one of the three categories: trading, held-to-maturity or available-for-sale. Trading securities are those that were acquired principally to generate profits from short-term fluctuations in prices. Held-to-maturity securities are those with fixed and determinable payments and fixed maturity that an enterprise has the positive intent and ability to hold to maturity. Available-for-sale securities are those not classified as either held-to-maturity or trading securities. Trading securities are classified as short-term investment securities, whereas available-for-sale securities and held-to-maturity securities are classified as long-term investment securities, except for those maturity dates or whose likelihood of being disposed of are within one year from balance sheet date, which are classified as short-term investment securities.

(2) Valuation of Securities

Securities are recognized initially at cost, which includes the market value of the consideration given and incidental expenses. If the market price of the consideration given is not available, the market prices of the securities purchased are used as the basis of measurement. If neither the market price of the consideration given nor those of the acquired securities are available, the acquisition cost is measured at the best estimates of its fair value.

After initial recognition, held-to-maturity securities are valued at amortized cost. The difference between their acquisition costs and face values is amortized over the remaining term of the securities by applying the

KT FREETEL CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

effective interest method and added to or subtracted from the acquisition costs and interest income of the remaining period. Trading securities are valued at fair value, with unrealized gains or losses included in current operations. Available-for-sale securities are also valued at fair value, with unrealized gains or losses included in capital adjustments, until the securities are sold or if the securities are determined to be impaired and the lump-sum cumulative amount of capital adjustments are reflected in current operations. However, available-for-sale securities that are not traded in an active market and whose fair values cannot be reliably estimated are accounted for at acquisition costs. For those securities that are traded in an active market (marketable securities), fair values refer to the quoted market prices, which are measured as the closing price at the balance sheet date. The fair values of non-marketable securities are measured at the discounted future cash flows by using the discount rate that appropriately reflects the credit rating of the issuing entity assessed by a publicly reliable independent credit rating agency. If application of such measurement method is not feasible, estimates of the fair values may be made using a reasonable valuation model or quoted market prices of similar debt securities issued by entities conducting similar business in similar industries.

Securities are evaluated at each balance sheet date to determine whether there is any objective evidence of impairment loss. When any such evidence exists, unless there is a clear counter-evidence that recognition of impairment is unnecessary, the Company estimates the recoverable amount of the impaired security and recognizes any impairment loss in current operations. The amount of impairment loss of held-to-maturity security or non-marketable equity security is measured as the difference between the recoverable amount and the carrying amount. The recoverable amount of held-to maturity security is the present value of expected future cash flows discounted at the securities’ original effective interest rate. For available-for-sale debt or equity security, the amount of impairment loss to be recognized in the current period is determined by subtracting the amount of impairment loss of debt or equity security already recognized in prior period from the amount of amortized cost in excess of the recoverable amount for debt security or from the amount of acquisition cost in excess of fair value for equity security.

If the realizable value subsequently recovers, in case of a security stated at fair value, the increase in value in recorded in current operations, up to the amount of the previously recognized impairment loss, while security stated at amortized cost or acquisition cost, the increase in value is recorded in current operations, so that its recovered value does not exceed what its amortized cost would be as of the recovery date if there had been no impairment loss.

(3) Reclassification of Securities

When transfers of securities between categories are needed because of changes in an entity’s intention and ability to hold those securities, such transfer is accounted for as follows: trading securities cannot be reclassified into available-for-sale and held-to-maturity securities, and vice versa, except when certain trading securities lose their marketability. Available-for-sale securities and held-to-maturity securities can be reclassified into each other after fair value recognition. When held-to-maturity security is classified into available-for-sale security, the difference between fair value and book value is recorded as capital adjustments. Whereas, in case available-for-sale security is reclassified into held-to-maturity security, the difference is recorded as capital adjustments and amortized using effective interest rate method for the remaining periods.

Investment Securities Using the Equity Method

Equity securities held for investments in companies in which the Company is able to exercise significant influence over the investees are accounted for using the equity method. The Company’s share in net income or net loss of investees is reflected in current operations. Changes in the retained earnings, capital surplus or other capital accounts of investees are accounted for as an adjustment to retained earnings or to capital adjustments.

KT FREETEL CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Property and Equipment

Property and equipment are stated at cost. Routine maintenance and repairs are expensed as incurred. Expenditures that result in enhancement of the value or extension of the useful lives of the facilities involved are capitalized as additions to property and equipment.

Depreciation is computed using the straight-line method based on the estimated useful lives of the assets as follows:

Estimated useful lives
Buildings and structures	15~30 years
Machinery and equipment	8 years
Vehicles	4~8 years
Other	4~8 years

Capitalization of Financing Costs

Interest expense, discount and other financial charges, including certain foreign exchange translation gains and losses on borrowings associated with the manufacture, purchase, or construction of property and equipment, incurred prior to the completion of the acquisition, are capitalized until the year ended December 31, 2002, and are no longer capitalized from January 1, 2003 in compliance with SKAS No. 7. The amount of capitalized interest for the year ended December 31, 2002 was (Won)34,116 million.

Long-Lived Assets

Long-lived assets are subject to review for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. An impairment loss would be recognized when estimated undiscounted future net cash flows expected to result from the use of the asset and its eventual disposition are less than its carrying amount. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets.

Leases

Lease agreements that include a bargain purchase option, result in the transfer of ownership by the end of the lease term, have a term equal to at least 75% of the estimated economic life of the leased property or where the present value of the minimum lease payments at the beginning of the lease term equals or exceeds 90% of the fair value of the leased property are accounted for as capital leases. All other leases are accounted for as operating leases. Assets and liabilities related to capital leases are recorded as property, plant and equipment and long-term debt, respectively, and the related interest is calculated using the effective interest rate method. In respect to operating leases, the future minimum lease payments are expensed ratably over the lease term while contingent rentals are expensed as incurred.

KT FREETEL CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Intangibles

Intangible assets are stated at cost, net of accumulated amortization computed using the straight-line method over the useful lives of the assets as described below.

Estimated useful lives
Frequency use rights	13 years
Goodwill	5 years
Intellectual property rights	5~10 years
Facility use rights	10~20 years
Development costs	4~5 years
Other	5 years

Convertible bonds

Interest expense on convertible bonds is recognized using the effective interest rate, which equalizes the issued amount of bonds to the present value of the future cash outflow of bonds. Accordingly, the differences between accrued interest and interest paid are presented as an addition to the normal value of bonds in the long-term accrued interest account.

Discounts on Debentures

Discounts on debentures are amortized over the redemption period of the debentures using the effective interest rate method. Amortization of discounts is recognized as interest expense.

Accrued Severance Indemnities

All employees with more than one year of service are entitled to receive a lump-sum payment upon termination of their employment with the Company, based on their length of service and rate of pay at the time of termination. The severance indemnities that would be payable assuming all eligible employees were to resign amount to (Won)33,897 million and (Won)31,604 million as of December 31, 2003 and 2002, respectively.

Before April 1999, the Company and its employees paid 3 percent and 6 percent, respectively, of monthly pay (as defined) to the National Pension Fund in accordance with the National Pension Law of Korea. The Company paid half of the employees’ 6 percent portion and is paid back at the termination of service by offsetting the receivable against the severance payments. Such receivables, with a balance of (Won)1,157 million and (Won)932 million as of December 31, 2003 and 2002, respectively, are presented as deduction from accrued severance indemnities. Starting April 1999, the Company and its employees each pay 4.5 percent of monthly pay to the National Pension Fund under the revised National Pension Law of Korea.

Changes in accrued severance indemnities for the years ended December 31, 2003 and 2002 are as follows (won in millions):

	2003		2002
Beginning of year	(Won)	31,604	(Won)	25,792
Severance payments		(13,873)		(9,487)

		17,731		16,305
Provision		12,311		15,100
Increase due to merger		3,292		18
Increase from changes in consolidated subsidiaries		563		181

End of year	(Won)	33,897	(Won)	31,604

KT FREETEL CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Accounting for Foreign Currency Transactions and Translation

The Company maintains its accounts in Korean won. Transactions in foreign currencies are recorded in Korean won based on the prevailing rates of exchange on the transaction date. Monetary accounts with balances denominated in foreign currencies are recorded and reported in the accompanying financial statements at the exchange rates prevailing at the balance sheet date and the translation gains or losses are reflected in current operations. The balances have been translated using the rate announced by the Bank of Korea basic rate, which was (Won)1,197.80 and (Won)1,200.40.10 to US$ 1.00 at December 31, 2003 and 2002, respectively.

Income Tax

The provision for income tax consists of the corporate income tax and resident surtax currently payable and changes in deferred income taxes for the period. The Company recognizes deferred taxes arising from temporary differences between amounts reported for financial accounting and income tax purposes. Deferred income taxes will be offset against those incurred in the future, if any. Deferred income taxes are recalculated based on the actual rate, effective at each balance sheet date.

Stock Compensation Expense

The Company records the difference between the present value of the exercise price and the stock price at the grant date as compensation expense with a corresponding credit to the capital adjustment account (using the fair value method). The computed deferred compensation expenses are allocated over the contracted vesting period. When the stock options are exercised with the issuance of new shares, the difference between the exercise price plus the stock option cost recorded in the capital adjustment account and the par value of the new shares issued, is recorded as additional paid-in capital.

Basic and Diluted Ordinary Income Per Share and Earnings Per Share

Ordinary income per share and earnings per share are computed by dividing ordinary income (after deducting the income tax effect) and net income by the weighted average number of common shares outstanding during the period. The number of shares used in computing earnings and ordinary income per share is 187,405 thousand shares and 183,236 thousand shares for the years ended December 31, 2003 and 2002, respectively.

Diluted ordinary income per share and earnings per share are computed by dividing ordinary income (after deducting the income tax effect) and net income by the weighted average number of common shares outstanding, including the additional common share that would have been outstanding if the dilutive potential common shares had been issued during the period. The number of shares used in computing diluted earnings and ordinary income per share is 197,322 thousand shares and 184,108 thousand shares for the years ended December 31, 2003 and 2002, respectively. Diluted ordinary income and earnings are (Won)415,315 million and (Won)532,732 million for the years ended December 31, 2003 and 2002, respectively.

The dilutive potential shares as of December 31, 2003 are as follows:

	Exercise period	Number of common shares to be issued
Convertible bonds	November 29, 2003~November 29, 2005	9,946,236
Stock warrants	Until November 25, 2005	1,851,851
Stock options	March 29, 2004~March 29, 2009	18,000
”	March 25, 2005~March 25, 2010	44,800
”	September 9. 2005~September 8. 2010	629,500

KT FREETEL CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Comparative Presentation

Certain amounts of prior year’s financial statements are reclassified to conform to the current year’s presentation. This reclassification does not affect the net income and net assets of the prior period.

3. SHORT-TERM AND LONG-TERM FINANCIAL INSTRUMENTS:

(1) Short-term financial instruments as of December 31, 2003 and 2002 are as follows (won in millions):

	2003		2002
Time deposits	(Won)	—	(Won)	535,000
Repurchase agreements		—		20,000

	(Won)	—	(Won)	555,000

(2) Long-term financial instruments as of December 31, 2003 and 2002 are as follows (won in millions):

	2003		2002
Deposits for checking accounts	(Won)	27	(Won)	36
Other		25		25

	(Won)	52	(Won)	61

4. RESTRICTED DEPOSITS:

As of December 31, 2003 and 2002, the deposits under long-term financial instruments amounting to (Won)52 million and (Won)61 million, respectively, are subject to withdrawal restriction as collateral for borrowings and guarantee of checking accounts.

5. DISPOSAL OF TRADE ACCOUNTS AND NOTES RECEIVABLE:

On November 4, 2003, the Company transferred the handset installment receivable of (Won)339,677 million and guarantee insurance and other incident rights to KTF Second Securitization Specialty Co., Ltd. As a result of this disposal, the Company received cash of (Won)312,000 million and subordinate debt securities of (Won)19,254 million, and the Company recognized a loss on disposal of trade accounts and notes receivable of (Won)8,423 million.

In addition, the Company entered in to a contract with Shinhan Bank Trust for the transfer of trade receivables as of October 31, 2003 and future trade receivables, which were expected to be incurred until February 28, 2007. On December 19, 2003, the Company transferred PCS service receivables of (Won)253,247 million and received cash of (Won)200,000 million and beneficiary certificates of (Won)53,247 million. As a result of the above transaction, the Company recognized a loss on disposal of trade and notes receivables of (Won)1,680 million. The Company subsequently transferred trade receivables of (Won)453,567 million won and additionally received (Won)46,667 million of beneficiary certificates.

6. LOANS TO EMPLOYEES:

As of December 31, 2003 and 2002, the Company has provided loans to its employees for housing and purchase of KT Freetel’s stock with the balance of (Won)1,697 million and (Won)2,237 million, respectively, in short-term loans and (Won)5,235 million and (Won)8,698 million, respectively, in long-term loans.

KT FREETEL CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

7. SHORT-TERM INVESTMENT SECURITIES:

(1) Short-term investment securities as of December 31, 2003 and 2002 are as follows (won in millions):

	2003		2002
Trading securities:
Beneficiary certificates	(Won)	516	(Won)	404,397
Available-for-sale securities:
Listed equity securities		7,272		—

	(Won)	7,788	(Won)	404,397

(2) Trading securities as of December 31, 2003 and 2002 are as follows (won in millions):

	2003						2002
	Acquisition cost		Fair value		Loss on valuation		Fair value
Beneficiary certificates	(Won)	542	(Won)	516	(Won)	(26)	(Won)	404

(3) Listed equity securities as of December 31, 2003 is as follows (won in millions):

	Acquisition cost		Fair value		Gain on valuation
Knowledge Power Plant, Inc.	(Won)	2,500	(Won)	7,272	4,772

The gain on valuation of the above listed equity securities is recorded in capital adjustments. As the realizable value has been recovered, the impairment loss of (Won)3,579 million charged to prior operation was reversed and recognized as current earnings within the limit of acquisition cost.

8. LONG-TERM INVESTMENT SECURITIES:

(1) Long-term investment securities as of December 31, 2003 and 2002 are as follows (won in millions):

	2003		2002
Available-for-sale securities:
Listed equity securities	(Won)	5,391	(Won)	7,076
Non-listed equity securities		8,500		11,296
Investments in funds		40,633		39,522
Debt securities		21,341		45,141
Held-to maturity securities:
Beneficiary certificates		99,914		—

	(Won)	175,779	(Won)	103,035

(2) Listed equity securities as of December 31, 2003 and 2002 are as follows (won in millions):

	2003						2002
	Acquisition cost		Fair value		Gain (loss) on valuation		Fair value
Wide Telecom Co.	(Won)	300	(Won)	24	(Won)	(276)	(Won)	30
Dreamline Co.		—		—		—		369
Gaeasoft Co., Ltd.		533		913		380		2,184
KRTnet Corp.		1,953		4,454		2,501		4,493

	(Won)	2,786	(Won)	5,391	(Won)	2,605	(Won)	7,076

KT FREETEL CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The gain (loss) on valuation of the above listed equity securities is included in capital adjustments.

(3) Non-listed equity securities as of December 31, 2003 and 2002 are as follows (won in millions):

	2003							2002
	Ownership (%)	Acquisition cost		Net asset value		Book value		Book value
Mondex Korea Co., Ltd.	6.02		920		—		—	(Won)	101
Internet Metix Inc.	2.00		200		25		23		23
Geotel Co., Ltd.	10.55		263		264		263		225
Mobilians Co., Ltd.	16.55		385		1,036		385		385
Inews24. Co., Ltd.	3.58		350		—		—		—
ENtoB Corp.	3.13		500		343		500		500
The Radio News Co., Ltd.	10.73		624		—		—		—
Korea Information & Communications, Inc.	—		—		—		—		32
Prime Venture Capital Co.	10.00		1,000		411		1,000		1,000
Onse Telecom Corp.	0.38		2,148		334		105		2,148
NAZCA Entertainment Co., Ltd.	11.74		500		51		46		46
Toysoft Co., Ltd	8.78		500		91		80		80
Knowledge Power Plant, Inc.	—		—		—		—		1,421
Ohmylove Co., Ltd.	12.06		1,200		213		1,200		1,200
Vacom Wireless, Inc.	16.77		1,880		955		1,880		1,880
Others	—		3,239		4,040		3,018		2,255

		(Won)	13,709	(Won)	7,763	(Won)	8,500	(Won)	11,296

In 2003, the Company recognized an additional impairment loss of (Won)2,280 million on non-listed equity securities of Onse Telecom Corp. and other companies for which the net equity value had declined compared to the acquisition cost and it is not expected to recover.

(4) Investments in funds as of December 31, 2003 and 2002 are as follows (won in millions):

	2003					2002
	Ownership (%)	Acquisition cost		Net asset value		Ownership (%)	Acquisition cost		Net asset value
CEC Mobile Ltd.	16.67	(Won)	4,456	(Won)	4,456	16.67	(Won)	4,456	(Won)	4,456
PT. KTF Indonesia	99.00		234		234	—		—		—
Korea IT Fund	10.00		30,000		30,000	10.00		30,000		30,000
Korea Telecom Strategy Fund	10.00		2,000		2,000	10.00		2,000		2,000
KT Freetel Internal Venture	95.00		950		950	95.00		950		950
Others	—		2,993		2,993	—		2,116		2,116

		(Won)	40,633	(Won)	40,633		(Won)	39,522	(Won)	39,522

PT. KTF Indonesia is not subject to the equity method in accordance with the interpretation 42-59 of the financial accounting standards in Korea.

KT FREETEL CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(5) Debt securities as of December 31, 2003 and 2002 are as follows (won in millions):

	2003				2002
	Acquisition cost		Book value		Acquisition cost		Book value
KTF First Securitization Specialty Co., Ltd.	(Won)	—	(Won)	—	(Won)	43,430	(Won)	43,430

KTF Second Securitization Specialty Co., Ltd.		19,254		19,254		—		—
Government bonds		1,587		1,587		1,211		1,211
Convertible bonds		500		500		500		500

	(Won)	21,341	(Won)	21,341	(Won)	45,141	(Won)	45,141

(6) Maturities of debt securities as of December 31, 2003 are as follows (won in millions):

	2-5 years		6-10 years
KTF Second Securitization Specialty Co., Ltd.	(Won)	19,254	(Won)	—
Government bonds		1,565		22
Convertible bonds		500		—

	(Won)	21,319	(Won)	22

(7) Held-to-maturity securities as of December 31, 2003 are as follows (won in millions):

	Acquisition cost		Book value
Beneficiary certificates	(Won)	99,914	(Won)	99,914

The Company acquired the above beneficiary certificates issued by Shinhan Bank Trust in relation to the disposal of trade accounts and notes receivable (Note 5). The Company believes that the difference between fair value and acquisition cost, which may arise from the uncollectibility of the trade accounts and notes receivable, will not have a material effect on the operations or financial positions of the Company.

9. INVESTMENT SECURITIES USING THE EQUITY METHOD:

(1) Investment securities using the equity method as of December 31, 2003 and 2002 are as follows (won in millions):

	Ownership (%)	2003		2002
		Acquisition cost	Book value	Acquisition cost	Book value
Korea Digital Satellite Broadcasting Co., Ltd.	2.38	9,954	3,178	10,033	6,607

(2) Details of valuation using the equity method for the year ended December 31, 2003 are as follows (won in millions):

	Beginning of year	Loss on valuation	Other changes	End of year
Korea Digital Satellite Broadcasting Co., Ltd.	6,607	(5,782)	2,353	3,178

KT FREETEL CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

10. PROPERTY AND EQUIPMENT:

Changes in property and equipment for the year ended December 31, 2003 are as follows (won in millions):

	Beginning of year		Increase				Decrease				Changes in consolidated subsidiaries		End of year
			Acquisition		Other		Disposal		Other
Land	(Won)	124,401	(Won)	2,388	(Won)	—	(Won)	4,077	(Won)	—	(Won)	—	(Won)	122,712
Buildings and structures		284,979		25,484		479		8,128		—		29		302,843
Machinery and equipment		5,563,211		465,831		351,079		134,058		243		14,543		6,260,364
Vehicles		10,099		295		501		506		—		1,334		11,723
Other		461,027		111,869		20,806		10,072		1,802		113		581,363
Construction in progress		514,108		329,480		—		130,306		370,820		12,206		354,668

	(Won)	6,957,248	(Won)	935,347	(Won)	372,865	(Won)	287,147	(Won)	372,865	(Won)	28,225	(Won)	7,633,673

	Beginning of year		Increase				Decrease				Changes in consolidated subsidiaries		End of year
			Depreciation		Other		Disposal		Other
Less: Accumulated depreciation
Buildings and structures	(Won)	39,232	(Won)	10,079	(Won)	4	(Won)	1,656	(Won)	—	(Won)	—	(Won)	47,659
Machinery and equipment		1,910,743		726,207		10,963		70,701		9,721		(697)		2,566,794
Vehicles		4,576		1,786		—		304		—		(71)		5,987
Other		231,521		101,358		—		5,519		162		(706)		326,492
Accumulated impairment loss		577		—		250		—		—		—		827

		2,186,649		839,430		11,217		78,180		11,096		(1,474)		2,947,759

	(Won)	4,771,176											(Won)	4,685,914

The market value of the Company’s land based on the official price of land (published by Ministry of Construction and Traffic) is (Won)94,517 million as of December 31, 2003.

Depreciable assets are insured against fire and other casualty losses up to (Won)368,244 million as of December 31, 2003.

KT FREETEL CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

11. INTANGIBLES:

(1) Changes in intangibles for the year ended December 31, 2003 are as follows (won in millions):

	Beginning of year		Increase				Decrease				Changes in consolidated subsidiaries		End of year
			Acquisition		Other		Amortization		Other
Goodwill	(Won)	1,951	(Won)	12,798	(Won)	—	(Won)	1,608	(Won)	—	(Won)	—	(Won)	13,141

Intellectual property rights		1,038		608		—		311		1		—		1,334
Facility use rights		9,832		814		—		1,044		2,070		—		7,532
Frequency use rights		1,208,854		7,369		—		7,794		—		—		1,208,429
Development costs		4,639		12,535		—		4,193		3,254		(4,314)		5,593
Organization cost		3,645		—		—		—		3,645		—		—
Other		1,655		6,707		—		1,528		640		—		6,194
Negative goodwill		(3,258)		—		—		(668)		—		—		(2,590)

	(Won)	1,228,356	(Won)	40,831	(Won)	—	(Won)	15,810	(Won)	9,610	(Won)	(4,314)	(Won)	1,239,633

(2) (Won)18,325 million and (Won)19,991 million of ordinary development costs were charged to expense for the years ended December 31, 2003 and 2002, respectively.

(3) On December 15, 2000, KT ICOM acquired the license to provide third generation mobile services utilizing 2Ghz frequency band (“IMT-2000 service”) with W-CDMA technology. KT ICOM paid (Won)650 billion of the total license fee of (Won)1,300 billion on March 20, 2001 and the remaining balance was required to be paid including interest for the period from 2007 to 2011. On December 4, 2001, MIC granted the license to KT ICOM and assigned the related frequency band, giving KT ICOM the right to provide IMT-2000 services using W-CDMA technology for 15 years from that date.

On March 6, 2003, KT ICOM was merged into the Company, and the Company started to provide IMT-2000 service on December 28, 2003.

12. LEASED ASSETS:

(1) The Company maintains operating lease agreements for certain machinery and equipment. The following are the future minimum rental payments under operating leases as of December 31, 2003 (won in millions):

Year	Operating lease payment
2004	(Won)	89,227
2005		47,347
2006		46,567

	(Won)	183,141

(2) The Company also has capital lease agreements for certain machinery and equipment, of which acquisition cost amounts to (Won)3,145 million. Depreciation on the machinery and equipment for the year ended December 31, 2003 amounted to (Won)295 million.

KT FREETEL CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Annual future payments on the foreign currency lease agreements as of December 31, 2003 are as follows (Korean won in millions and U.S dollars in thousands):

	Lease obligations				Interest				Lease payment
Year	U.S dollars		Won equivalent		U.S dollars		Won equivalent		U.S dollars		Won equivalent
2004	US$	447	(Won)	535	US$	2	(Won)	3	US$	449	(Won)	538
Less: Current portion		(447)		(535)

	US$	—	(Won)	—

13. BORROWINGS:

(1) Short-term borrowings as of December 31, 2003 and 2002 are as follows (won in millions, JPY in millions, U.S dollars in thousands):

	Interest rate per annum (%)	2003		2002
	2003
General loans	4.55	(Won)	60,000	(Won)	100,000
Discounted promissory notes	4.96~5.95		213,000		459,411
Usance	0.60~1.80		10,185		—
		US$	(8,503)
	0.60~1.80		10,154		—
		JPY	(907)

		(Won)	293,339	(Won)	559,411

(2) Long-term debt as of December 31, 2003 and 2002 are as follows (won in millions, U.S dollars in thousands):

	Interest rate per annum (%)	2003		2002
	2003
Long-term debt in local currency:
Facility loans	—	(Won)	—	(Won)	533
General loans	5.64		50,000		300,813

			50,000		301,346
Less: Current portion			(50,000)		(201,346)

			—		100,000

Long-term debt in foreign currency:
General loans	—		—		14,165
				US$	(11,800)
Less: Current portion			—		(14,165)

			—		—

		(Won)	—	(Won)	100,000

KT FREETEL CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

14. DEBENTURES:

(1) Debentures as of December 31, 2003 and 2002 are as follows (won in millions):

	Interest rate per annum (%)	2003		2002
	2003
General debentures	2.64-9.00	(Won)	2,213,666	(Won)	2,766,094
Convertible bonds	1.00		375,080		375,080

			2,588,746		3,141,174
Less: Current portion			(1,005,274)		(580,000)
Discount on debentures			(11,608)		(39,157)
Add: Long-term accrued interest			8,089		833

		(Won)	1,579,953	(Won)	2,522,850

(2) General debentures as of December 31, 2003 and 2002 are as follows (won in millions, JPY in millions):

	Due date	Interest rate per annum (%)	2003		2002
		2003
19th	Nov. 6, 2003	8.00	(Won)	—	(Won)	250,000
20th	Feb. 9, 2006	6.00		300,000		300,000
21st	Mar. 19, 2004	6.00		400,000		400,000
22nd	Apr. 18, 2004	2.70		104,994		94,014
			JPY	(9,390)	JPY	(9,390)
23rd	Apr. 20, 2006	3.13		52,492		47,003
			JPY	(4,695)	JPY	(4,695)
28th	Apr. 8, 2004	7.00		200,000		200,000
31st	May 9, 2003	9.00		—		50,000
32nd	July 3, 2003	8.00		—		70,000
33rd	July 18, 2003	8.00		—		110,000
34th	Aug. 25, 2003	8.00		—		100,000
37th	May 24, 2005	2.64		106,180		95,077
			JPY	(9,497)	JPY	(9,497)
38th	July 16,2004	6.00		300,000		300,000
40th	Feb. 18, 2005	6.00		350,000		350,000
41st	Aug. 26, 2005	5.92		200,000		200,000
42nd	Nov. 14, 2007	5.94		200,000		200,000

			(Won)	2,213,666	(Won)	2,766,094
			JPY	(23,583)	JPY	(23,583)

Discounts on debentures are amortized over the period from the issue date to due date, using effective interest rate, and the amortized amounts are charged as interest expense.

KT FREETEL CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(3) Convertible bonds as of December 31, 2003 are as follows (won in millions):

	Due date	Interest rate per annum (%)		Conversion price	Amount
		Coupon	Guaranteed
2nd	Jun. 30, 2004	1.00	3.00	5,000	280
3rd	Sep. 11, 2005	—	11.00	40,000	4,800
43rd	Nov. 29, 2005	—	9.00	37,200	370,000

					375,080

For the bonds not converted, the Company will redeem them with a premium calculated by applying the compound interest rate method to the difference between the guaranteed interest rate and the coupon interest rate. In relation to these convertible bonds, the Company recorded (Won)8,089 million as long term accrued interest, which is shown as addition to debentures, as of December 31, 2003.

(4) Payment schedules for the Company’s debentures as of December 31, 2003 are as follows (won in millions):

Year	Amount
2004	(Won)	1,005,274
2005		1,030,980
2006		352,492
2007		200,000

	(Won)	2,588,746

15. LONG-TERM ACCOUNTS PAYABLE-OTHER:

Long-term account payable-other is related to frequency use right and required to be paid including applicable interest from 2007 to 2011.

Long-term accounts payable-other as of December 31, 2003 is stated at the net present value of future cash flows, calculated using the effective interest rate (9.93%) at the time of receipt of frequency use license as follows (won in millions):

	Amount
Long-term account payable-other	(Won)	650,000
Discount		(131,239)

	(Won)	518,761

KT FREETEL CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The maturities of the Company’s long-term account payable-other as of December 31, 2003 are as follows (won in millions):

Year	Amount
2007	(Won)	90,000
2008		110,000
2009		130,000
2010		150,000
2011		170,000

	(Won)	650,000

16. SHAREHOLDERS’ EQUITY:

(1) Capital stock

The Company has authorized 400,000,000 shares of (Won)5,000 par value common stock and issued 191,140,519 shares as of December 31, 2003.

(2) Treasury stock

In 2003, the Company contributed 132,864 shares of treasury stock to Employee Stock Ownership Plan (“ESOP”). The fair value of treasury stock of (Won)2,969 million is recorded as salaries and wages, and the difference between the acquisition cost and the fair value amounting to (Won)1,535 million is recorded as capital adjustments. As of December 31, 2003, the Company holds 2,966,741 shares of treasury stock and intends to dispose of the treasury stock in near future.

(3) Stock Option Plan

The Company entered into stock option agreements with the Chief Executive Officer and senior managers. The details of the stock options granted as of December 31, 2003 are as follows (won in millions):

Grant date	Employee	Number of shares	Exercise price/share		Methods	Exercise period
2001. 3.29	Former CEO	18,000	(Won)	41,273	New stock issue	2004.3.29~2009.3.28
2002. 3.25	Senior managers	44,800		45,178	New stock issue	2005.3.25~2010.3.24
2003. 9. 8	CEO, Senior managers, outside directors	629,500		30,000	New stock issue, treasury stock, compensation of difference	2005.9.9~2010.9.8

The Company values stock options granted based on the fair value method (see Note 2). Total compensation expense of (Won)7,428 million was allocated over the vesting period, and the compensation expense charged to operations for the year ended December 31, 2003 is (Won)1,591 million.

(4) Dividends

The Company is scheduled to pay cash dividends of (Won)94,137 million for the 188,274 thousand outstanding shares at (Won)500 dividend per share and the dividend pay out ratio (Dividend / Net income) is 23.1% in 2003.

KT FREETEL CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

17. INCOME TAX AND DEFERRED INCOME TAXES:

(1) The statutory corporate income tax rate (including resident surtax) applicable to the Company is approximately 29.7 percent and 30.8 percent in 2003 and 2002, respectively. Income tax expense for the years ended December 31, 2003 and 2002 is as follows (won in millions):

	2003		2002
Income before income tax	(Won)	455,656	(Won)	612,443
Adjustments:
Permanent differences		16,624		8,163
Temporary differences, net		46,499		(5,949)

		63,123		2,214

Taxable income before tax loss carryforward		518,779		614,657
Tax loss carryforward		(135,600)		(150,653)

Taxable income		383,179		464,004
Tax rate (%)		29.7		29.7

Tax calculated on taxable income		113,804		137,809
Tax credit		(42,485)		(55,505)

Income tax currently payable		71,319		82,304
Foreign income tax		35		—
Decrease (Increase) in deferred income taxes:
Temporary differences		(12,978)		1,767
Utilization of accumulated tax losses carried forward		—		5,518
Utilization of accumulated tax credit carried forward		(7,674)		(9,309)

Income tax expense	(Won)	50,702	(Won)	80,280

(2) The changes in deferred income taxes for the years ended December 31, 2003 and 2002 are as follows (won in millions):

	2003		2002
Beginning of year	(Won)	68,508	(Won)	75,657
Increase		37,261		9,309
Decrease		—		(7,285)
Decrease from changes in consolidated subsidiaries		(8,305)		(9,173)

End of year	(Won)	97,464	(Won)	68,508

KT FREETEL CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

18. ASSETS AND LIABILITIES DENOMINATED IN FOREIGN CURRENCIES:

As of December 31, 2003 and 2002, assets and liabilities denominated in foreign currencies, other than the lease obligations under capital lease, long-term debt and debentures in foreign currencies described in Notes 12, 13 and 14, are as follows (foreign currencies other than U.S. dollars are translated into U.S. dollars; Korean won in millions):

	2003			2002
Account	U.S. dollars	Won equivalent		U.S. dollars	Won equivalent
Cash and cash equivalents	$163	(Won)	195	$398	(Won)	477
Trade accounts and notes receivable	1,447		1,733	—		—
Long-term loans	1,450		1,737	—		—
Trade accounts and notes payable	6,623		7,933	—		—
Accounts payable—other	3,019		3,616	2,343		2,813

19. OPERATING REVENUE AND EXPENSES:

(1) Operating revenue for the years ended December 31, 2003 and 2002 consist of the following (won in millions):

	2003		2002
PCS service	(Won)	4,246,131	(Won)	4,208,409
Sales of PCS handsets		877,481		1,111,619

	(Won)	5,123,612	(Won)	5,320,028

(2) Operating expenses for the years ended December 31, 2003 and 2002 are summarized below (won in millions).

	2003		2002
Salaries and wages	(Won)	146,271	(Won)	133,695
Provision for severance indemnities		12,257		15,100
Employee welfare		27,041		23,686
Rent		100,925		80,885
Lease		40,839		50,383
Commissions		424,255		353,628
Depreciation		838,747		723,667
Amortization		15,288		1,832
Tax and dues		47,887		41,451
Interconnection charges		464,264		462,117
Leased line charges		355,936		367,800
Ordinary development costs		13,146		19,991
Sales promotion		131,394		173,646
Sales commissions		457,760		553,015
Advertisements		123,842		144,938
Bad debt		52,488		23,555
Water and electricity		43,980		39,521
Communications		29,397		28,125
Repairs and maintenance		59,373		71,597
Cost of PCS handset sales		881,678		1,102,273
Other		75,192		64,932

	(Won)	4,341,960	(Won)	4,475,837

KT FREETEL CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

20. RELATED PARTY TRANSACTIONS:

(1) Transactions with related parties for the years ended December 31, 2003 and 2002 are as follows (won in millions):

Revenues:

	Transaction	2003		2002
KT Corporation	Interconnection charges and others	(Won)	599,176	(Won)	549,493
KT Solutions	Interconnection charges and others		9,683		5,671
KT Hitel	”		—		25
Others	”		775		511

		(Won)	609,634	(Won)	555,700

Expenses:

	Transaction	2003		2002
KT Corporation	Leased line charges and others	(Won)	475,648	(Won)	1,270,716
KT Solutions	Interconnection charges and others		2,437		261
KT Hitel	”		280		539
Others	”		3,591		1,196

		(Won)	481,956	(Won)	1,272,712

(2) Receivables and payables with related parties as of December 31, 2003 and 2002 are as follows (won in millions):

	Receivables				Payables
	2003		2002		2003		2002
KT Corporation	(Won)	160,042	(Won)	161,002	(Won)	354,893	(Won)	325,405
KT Solutions		150		—		201		17
KT Hitel		—		—		28		20
Others		17		6		1,323		—

	(Won)	160,209	(Won)	161,008	(Won)	356,445	(Won)	325,442

KT FREETEL CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

21. COMMITMENTS:

The Company has entered into an agreement covering the resale of PCS with KT Corporation. As compensation for providing telecommunications network, the Company receives certain amount by multiplying outgoing call generated from KT Corporation’s subscribers by rate per minute.

22. SEGMENT INFORMATION:

The Company’s reportable segments are separate legal entities that offer different products and services. The segments are managed separately based on the difference in products and services. The Company has three reportable operating segments: PCS service, IMT 2000 service and sales of PCS handsets. The accounting policies of the segments are the same as those described in Note 2.

Details of the Company’s business segment operations for the years ended December 31, 2003 and 2002 are as follows (won in millions):

2003	PCS service		IMT 2000 service		Manufacturing of PCS handsets		Total
Operating revenue	(Won)	5,076,526	(Won)	—	(Won)	47,086	(Won)	5,123,612
Operating income (loss)		782,231		—		(579)		781,652
Ordinary income		459,084		—		(3,428)		455,656
Depreciation		837,971		—		1,459		839,430
Property and equipment, net(*)		4,272,653		49,714		8,879		4,331,246

2002	PCS service		IMT 2000 service		Manufacturing of PCS handsets		Total
Operating revenue	(Won)	5,320,028	(Won)	—	(Won)	—	(Won)	5,320,028
Operating income		844,191		—		—		844,191
Ordinary income		612,443		—		—		612,443
Depreciation		723,667		—		—		723,667
Property and equipment, net(*)		4,241,471		11,732		3,865		4,257,068

(*)	construction in progresses is not included.

23. EVENT OCCURRING AFTER BALANCE SHEET DATES:

On February 19 and March 15, 2004, the Company issued debentures amounting to (Won)360,000 million and (Won)320,000 million, respectively.

24. MERGER:

Effective March 6, 2003, KT ICOM, a former affiliate, was merged into the Company. The overview of the merger is as follows:

(1) Relation of two companies

Prior to the merger, both KT ICOM and the Company were subsidiaries of KT Corporation.

(2) Schedule of merger

The merger was approved at the general meeting of shareholders on January 28, 2003. The effective date of the merger was March 6, 2003.

KT FREETEL CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(3) Exchange rate of stocks

0.55636 share of the Company was issued in exchange for one share of KTI COM, and KT ICOM had 100,000,000 issued shares of (Won)5,000 par value at the time of the merger. Newly issued shares to KT ICOM shareholders were 7,082,476 common shares.

(4) Result of merger

Assets, liabilities and treasury stock transferred from KT ICOM to the Company at book value as shown on the consolidated financial statements of the parent company were (Won)2,458,989 million, (Won)707,162 million and (Won)66,777 million, respectively.

As a result of the merger, the investment securities of KT ICOM accounted for using the equity method of (Won)1,590,360 million were eliminated. The capital stock with a par value of (Won)35,412 million won was issued to KT ICOM’s shareholders and the value of net assets transferred was (Won)1,818,604 million. The difference between the carrying value of the investment securities and the value of net assets transferred amounting to (Won)228,244 million, less capital stock issued with a par value of (Won)35,412 million and the issuance cost of (Won)177 million, was recorded as paid-in capital in excess of par value.

(5) Summarized financial statements of KT ICOM are as follows (won in millions):

Summarized Balance Sheets

	2003.3.5		2002.12.31
Current assets	(Won)	1,080,950	(Won)	1,114,766
Non-current assets		1,378,039		1,349,660

Total assets	(Won)	2,458,989	(Won)	2,464,426

Current liabilities	(Won)	196,745	(Won)	130,625
Long-term liabilities		510,417		515,619

Total liabilities		707,162		646,244

Capital stock		500,000		500,000
Capital surplus		1,300,000		1,300,000
Accumulated retained earnings		18,604		18,182
Capital adjustments		(66,777)		—

Total shareholders’ equity		1,751,827		1,818,182

Total liabilities and shareholders equity	(Won)	2,458,989	(Won)	2,464,426

KT FREETEL CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Summarized Statements of Income

	2003.1.1-2003.3.5		2002.1.1-2002.12.31
Operating revenue	(Won)	—	(Won)	—
Operating expenses		14,570		61,303

Operating loss		(14,570)		(61,303)
Other income		10,571		60,058

Ordinary loss		(3,999)		(1,245)
Extraordinary items		—		—

Loss before income tax expense		(3,999)		(1,245)
Income tax benefits		(8,038)		(359)

Net income (loss)	(Won)	4,039	(Won)	(886)

25. RECONCILIATION TO ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN THE UNITED STATES:

Accounting practices used by the Company in preparing the accompanying financial statements conform with generally accepted accounting principles in the Republic of Korea, but do not conform with accounting principles generally accepted in the United States of America (“U.S. GAAP”). The significant differences applicable to the Company are described below. Other differences do not have a significant effect on either net income or shareholders’ equity.

(1) Capitalization of foreign currency translation gain (loss)

Under previous Korean GAAP, certain unrealized foreign exchange translation gains and losses were excluded from the results of operations and included in the cost of property and equipment. However, under U.S. GAAP, all unrealized foreign currency translation gains and losses on monetary assets and liabilities are to be included in the current year’s results of operations.

The amounts of foreign exchange translation gains and losses included in property and equipment under Korean GAAP were adjusted to comply with U.S. GAAP.

(2) Interest Capitalization

As explained in Note 2, under Korean GAAP, starting from January 1, 2003, interest expense is no longer capitalized. However, under U.S. GAAP, the Company’s policy is to capitalize interest in the amount that would have theoretically been avoided had expenditures not been made for assets, which require a period of time to get them ready for their intended uses.

(3) Licensing Cost

Under Korean GAAP, the licensing cost paid with funds collected from the initial shareholders to obtain the operating licenses prior to the establishment of the Company were not recorded in the accounts of the Company.

Under U.S. GAAP, licensing costs were accounted for as an intangible asset and capital surplus at the time of establishment of the Company.

KT FREETEL CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(4) Deferred Charges

Deferred charges in intangibles consist primarily of development costs and organization costs, which are deferred under Korean GAAP.

Under U.S. GAAP, development costs and organization costs are charged to expenses when incurred and are classified as operating expenses.

(5) Revenue Recognition

Under Korean GAAP, activation fees are recorded as revenue when billed and the related direct incremental acquisition costs are expensed as incurred.

Under U.S. GAAP, such amount should be deferred and recognized over the period of the customer relationship.

(6) Merger with KTM.Com Co., Ltd.

Under Korean GAAP, as KT Freetel and KTM.Com Co., Ltd. were subsidiaries of KT Corporation prior to merger, assets and liabilities were transferred from KTM.Com Co., Ltd. to KT Freetel at book value as shown in the consolidated statements of KT Corporation and the difference between the par value of capital stock issued and the value of net assets transferred was recorded in the capital surplus account.

Under U.S. GAAP, assets and liabilities were transferred from KTM.Com Co., Ltd. to KT Freetel at fair value and the difference between the fair value of capital stock issued and the fair value of net assets transferred was recorded as intangible assets.

The Company classified the intangible assets into two components: subscriber base and goodwill.

(7) Merger with KT ICOM

Under Korean GAAP, as KT Freetel and KT ICOM were subsidiaries of KT Corporation prior to merger, assets and liabilities were transferred from KT ICOM to KT Freetel at book value as shown on the consolidated statements of KT Corporation and the difference between the par value of capital stock issued and the value of net assets transferred was recorded in the capital surplus account.

Under U.S. GAAP, assets and liabilities were transferred from KT ICOM to KT Freetel at fair value. As the fair value of net assets transferred exceed the fair value of capital stock issued, the non-current assets are reduced proportionally.

(8) Goodwill and other intangibles

Under Korean GAAP, the purchase price over the fair value of net assets being acquired was recorded as goodwill and it is amortized over 20 years. An impairment loss is recognized when the carrying amount of goodwill exceeds the fair value.

Under U.S. GAAP, SFAS No. 142—“Goodwill and Intangible Assets”, intangible assets with finite lives continue to be amortized over their useful economic lives. Goodwill and intangible assets with indefinite lives are not amortized, but tested for impairment, at least annually, in accordance with SFAS No.142.

KT FREETEL CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

In accordance with SFAS No. 142, the goodwill and intangibles acquired from KTM.Com and KT ICOM and amortization expense for the years ended December 31, 2003 and 2002 are as follows (won in millions):

		Initial amounts		Amortization expense
				2003		2002
KTM .Com	Goodwill	(Won)	558,505	(Won)	—	(Won)	—
	Subscriber base		605,563		—		126,159
	License cost		83,875		—		—
KT ICOM	Frequency use right		1,209,883		7,753		—

(9) Disposal of trade accounts and notes receivable

Under Korea GAAP, the transactions between KT Freetel and KTF First Securitization Specialty Co., Ltd., between KT Freetel and KTF Second Securitization Specialty Co., Ltd. and between KT Freetel and Shinhan Bank Trust are recorded as a sale of trade accounts and notes receivable. Under U.S. GAAP, the transaction does not qualify for sale accounting and transaction is classified as a borrowing.

(10) Minority Interest in Consolidated Subsidiary

Under Korean GAAP, minority interest in consolidated subsidiary is presented as a component of shareholders’ equity in the consolidated balance sheets. Under U.S. GAAP, minority interest in consolidated subsidiary is not included in shareholders’ equity; rather, it is presented between liability and shareholders’ equity in the consolidated balance sheets.

(11) Comprehensive Income

Under the Korean GAAP, there is no requirement to present comprehensive income. Under U.S. GAAP, effective for fiscal years beginning after December 15, 1997, comprehensive income and its components must be presented in the financial statements. Comprehensive income includes all changes in shareholders’ equity during a period except those resulting from investment by, or distribution to, owners, including certain items not included in the current year’s results of operations.

Comprehensive income for the years ended December 31, 2003 and 2002 is summarized as follows:

	Korean Won
	2003		2002
	(In millions)
Net income as adjusted in accordance with U.S. GAAP	(Won)	332,756	(Won)	460,679

Other comprehensive income, net of tax:
Unrealized gain (loss) on investments, net of tax of (Won)1,540 million in 2003 and (Won)745 million in 2002		3,646		1,762

Comprehensive income as adjusted in accordance with U.S. GAAP	(Won)	336,402	(Won)	462,441

KT FREETEL CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(12) Effect on Net Earnings and Shareholders’ Equity

The effects of the significant adjustments to net earnings and shareholders’ equity that are required if U.S. GAAP were applied instead of Korean GAAP are summarized as follows (won in millions, except for share amounts):

	2003		2002
Net income under Korean GAAP	(Won)	406,029	(Won)	532,163

Adjustments:
(1) Capitalization of foreign currency translation gain (loss), net		820		1,278
(2) Interest capitalization		75,867		4,398
(4) Deferred charges		(3,210)		248
(5) Revenue recognition		4,150		4,482
(7) Merger with KT ICOM		240		—
(8) Amortization of goodwill		(162,204)		(126,159)
(9) Disposal of trade accounts and notes receivable		(7,357)		14,068
Deferred tax effect of U.S. GAAP adjustments		18,421		30,201

		(73,273)		(71,484)

Adjusted net income under U.S. GAAP	(Won)	332,756	(Won)	460,679

Basic earnings per share	(Won)	1,776	(Won)	2,514

	2003		2002
Shareholders’ equity under Korean GAAP	(Won)	3,143,038	(Won)	2,800,306

Adjustments:
(1) Capitalization of foreign currency translation gain (loss), net		(2,246)		(3,066)
(2) Interest capitalization		57,386		(18,480)
(3) Licensing cost		(31,167)		(31,167)
(4) Deferred charges		(3,210)		—
(5) Revenue recognition		(1,743)		(5,894)
(6) Merger with KTM.Com		793,800		956,004
(7) Merge with KT ICOM		(37,249)		3,265
(9) Disposal of trade accounts and notes receivable		6,711		14,068
(10) Minority interest in consolidated subsidiaries		(3,300)		(235,842)
Deferred tax effect of U.S. GAAP adjustments		(161,127)		(190,681)

		617,855		488,207

Shareholders’ equity under U.S. GAAP	(Won)	3,760,893	(Won)	3,288,513

KT FREETEL CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The condensed balance sheets in accordance with U.S. GAAP as of December 31, 2003 and 2002 are summarized as follows (won in millions):

	2003		2002
Assets:
Current assets	(Won)	1,770,935	(Won)	2,990,290
Property and equipment		4,710,105		4,749,629
Intangible assets		2,127,992		2,291,617
Other assets		358,894		346,869

	(Won)	8,967,926	(Won)	10,378,405

Liabilities:
Current liabilities	(Won)	2,604,848	(Won)	3,384,910
Long-term liabilities		2,600,613		3,469,140

		5,205,461		6,854,050
Minority interest in consolidated subsidiaries		1,572		235,842
Shareholders’ equity		3,760,893		3,288,513

	(Won)	8,967,926	(Won)	10,378,405

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Shareholders and Board of Directors of

KT Freetel Co., Ltd.:

We have audited the accompanying consolidated balance sheets of KT Freetel Co., Ltd. and its subsidiaries (collectively referred to as the “Company”) as of December 31, 2002 and 2001, and the related consolidated statements of income, shareholder’s equity and cash flows for the years then ended, all expressed in Korean won. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We did not audit the financial statements of KT ICOM Co., Ltd. (“KT ICOM”), which statements reflect 23 percent of the total consolidated assets as of December 31, 2002. Those financial statements were audited by other auditors whose reports have been furnished to us, and our opinion, insofar as it relates to the amounts included for KT ICOM is based solely on the reports of the other auditors.

We conducted our audits in accordance with the standards of Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

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

The translated amounts in the accompanying financial statements have been translated into U.S. dollars, solely for the convenience of the reader, on the basis set forth in Note 2.

As discussed in Note 1, on December 13, 2002, the Company acquired shares of KT ICOM from the following related parties: 700 thousand shares from KT Hitel, 300 thousand shares from KT Powertel and 46,585 thousand shares from KT Corporation all at (Won) 18,227 per share. The Company also acquired 24,685 shares of KT ICOM from a third party for the same price. For the acquisition of KT ICOM’s shares from KT Corporation, the Company paid cash of (Won) 540,000 million and gave a note for (Won) 309,103 million, due in March 2003. The Company paid cash to the third party, KT Hitel and KT Powertel. On November 30, 2002, KT Freetel Co., Ltd. exercised the conversion right of convertible bonds at (Won) 5 thousand per share to acquire an additional 400,000 shares of common stock of KTF Technologies Co., Ltd (“KTF Technologies”). The assets and liabilities and results of operations of KT ICOM and KTF Technologies are included in the consolidated balance sheet as of December 31, 2002. The results of operations of KT ICOM from the acquisition date to December 31, 2002 are excluded from the consolidated statement of income for the year ended December 31, 2002 since they do not have a significant effect on the Company’s consolidated results of operations.

As discussed in Note 22, on January 28, 2003, the Board of Directors approved the merger with KT ICOM. The transaction is deemed to be a “small-scale merger” as defined in the Commercial Code of the Republic of Korea, which states that the total number of new shares to be issued by the acquiring company does not exceed 5 percent of the total issued shares of the acquiring company. In accordance with the Commercial Code of the Republic of Korea, the approval by the general shareholders of the Company may be replaced by the approval of the board of directors of the Company. The exchange ratio of common shares between the Company and KT ICOM is 1 to 0.55636. The merger was completed on March 6, 2003.

Accounting practices used by the Company in preparing the accompanying financial statements conform with generally accepted accounting principles in the Republic of Korea, but do not conform with generally accepted accounting principles in the United States of America. The description of the significant differences and the reconciliation of net loss and shareholders’ equity to U.S. generally accepted accounting principles are set forth in Note 23.

Anjin Deloitte LLC

Seoul, Korea

March 7, 2003

KT FREETEL CO., LTD. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

AS OF DECEMBER 31, 2002 AND 2001

	Korean Won				Translation into U.S. Dollars (Note 2)
	2002		2001		2002	2001
	(In millions)				(In thousands)
ASSETS

CURRENT ASSETS:
Cash and cash equivalents (Note 16)	(Won)	147,555	(Won)	52,362	$124,383	$44,139
Short-term financial instruments (Notes 3 and 4)		555,000		2,500	467,841	2,107
Marketable securities (Note 5)		404,397		—	340,889	—
Trade accounts and notes receivable, net of allowance for doubtful accounts of (Won)160,212 million in 2002 and (Won)172,927 million in 2001 (Notes 2, 18 and 20)		1,024,031		1,189,393	863,214	1,002,607
Accounts receivable-other, net of allowance for doubtful accounts of (Won)3,405 million in 2002 and (Won)3,386 million in 2001 (Notes 2 and 18)		62,206		193,560	52,437	163,163
Prepaid expenses		20,003		17,394	16,862	14,662
Inventories		149,728		58,159	126,214	49,026
Short-term loans (Note 6)		5,550		20,774	4,678	17,512
Other current assets		69,681		13,097	58,739	11,040

		2,438,151		1,547,239	2,055,257	1,304,256

NON-CURRENT ASSETS:
Long-term financial instruments (Notes 3 and 4)		61		75	51	63
Investment securities (Note 7)		109,642		309,498	92,424	260,894
Long-term loans (Note 6)		45,768		27,846	38,580	23,473
Guarantee deposits, net of allowance for doubtful accounts of (Won)4,989 million in 2002 and (Won)4,719 in 2001		227,984		212,407	192,181	179,050
Deferred income tax assets (Note 15)		68,508		75,657	57,749	63,776
Property and equipment, net (Notes 8 and 10)		4,771,176		4,307,778	4,021,897	3,631,272
Intangibles (Note 9)		1,228,356		9,373	1,035,451	7,901
Other non-current assets		6,844		6,519	5,769	5,495

		6,458,339		4,949,153	5,444,102	4,171,924

Total Assets	(Won)	8,896,490	(Won)	6,496,392	$7,499,359	$5,476,180

(continued)

KT FREETEL CO., LTD. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS (CONTINUED)

AS OF DECEMBER 31, 2002 AND 2001

	Korean Won				Translation into U.S. Dollars (Note 2)
	2002		2001		2002	2001
	(In millions)				(In thousands)
LIABILITIES AND SHAREHOLDERS’ EQUITY

CURRENT LIABILITIES:
Short-term borrowings (Note 11)	(Won)	559,411	(Won)	650,000	$471,559	$547,922
Trade accounts and notes payable (Note 18)		353,467		225,937	297,958	190,455
Current portion of long-term debt, net of discount on debentures of (Won)5,181 million in 2002 and (Won)29,100 million in 2001 (Notes 10, 11 and 12)		792,494		642,838	668,038	541,885
Accounts payable-other (Notes 1, 16 and 18)		984,682		544,241	830,045	458,772
Accrued expenses		81,019		25,565	68,296	21,550
Withholdings		92,037		114,585	77,583	96,590
Income tax payable		44,199		—	37,258	—
Other current liabilities		25,497		38,964	21,493	32,845

		2,932,806		2,242,130	2,472,230	1,890,019

LONG-TERM LIABILITIES:
Debentures, net (Note 12)		2,522,850		1,977,771	2,126,654	1,667,176
Long-term debt, net of current portion (Note 11)		100,000		216,994	84,296	182,917
Long-term accounts payable-other, net (Note 13)		501,258		—	422,539	—
Long-term obligation under capital lease, net of current portion (Note 10)		536		2,828	452	2,384
Accrued severance indemnities, net of payments to National Pension of (Won)932 million in 2002 and (Won)1,257 million in 2001 (Note 2)		30,672		24,535	25,855	20,682
Other long-term liabilities		8,062		138	6,796	116

		3,163,378		2,222,266	2,666,592	1,873,275

Total Liabilities		6,096,184		4,464,396	5,138,822	3,763,294

SHAREHOLDERS’ EQUITY:
Common stock (Note 14)		920,290		920,290	775,765	775,765
Paid-in capital in excess of par value		1,129,274		1,132,834	951,929	954,930
Retained earnings
(Net income of (Won)532,163 million in 2002 and (Won)433,027 million in 2001)		542,644		10,481	457,426	8,835
Capital adjustments:
Treasury stock (Note 14)		(30,999)		(30,997)	(26,131)	(26,129)
Loss on valuation of investment securities (Note 7)		2,191		(612)	1,847	(515)
Stock compensation (Note 14)		1,064		—	897	—
Minority interest		235,842		—	198,804	—

Total Shareholders’ Equity		2,800,306		2,031,996	2,360,537	1,712,886

Total Liabilities and Shareholders’ Equity	(Won)	8,896,490	(Won)	6,496,392	$7,499,359	$5,476,180

See accompanying notes to consolidated financial statements.

KT FREETEL CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME

FOR THE YEARS ENDED DECEMBER 31, 2002 AND 2001

	Korean Won				Translation into U.S. Dollars (Note 2)
	2002		2001		2002	2001
	(In millions, except per share amounts)				(In thousands, except per share amounts)
OPERATING REVENUE (Notes 17 and 18)	(Won)	5,353,073	(Won)	4,468,026	$4,512,411	$3,766,354
OPERATING EXPENSES (Notes 17 and 18)		4,508,882		3,720,237	3,800,794	3,136,000

OPERATING INCOME		844,191		747,789	711,617	630,354

OTHER INCOME (EXPENSES), NET:
Interest income		17,950		19,157	15,131	16,149
Gain on disposal of marketable securities, net		—		3,824	—	3,223
Rental income		11,526		8,292	9,716	6,990
Gain (loss) on foreign currency transactions, net		1,083		(440)	913	(370)
Gain on foreign currency translation, net		2,182		9,652	1,839	8,136
Gain on retirement of debentures		—		8,206	—	6,917
Interest expense		(216,092)		(231,003)	(182,156)	(194,726)
Loss on disposal of trade accounts and notes receivable (Note 20)		(15,147)		—	(12,768)	—
Loss on valuation of inventories		(2,155)		(7,966)	(1,817)	(6,715)
Loss on valuation using the equity method of accounting		(122)		—	(103)	—
Gain (loss) on disposal of investment securities, net		(36)		145	(30)	122
Loss on disposal of property and equipment, net		(45,606)		(24,581)	(38,444)	(20,721)
Impairment loss on investment securities (Note 7)		(2,774)		(4,203)	(2,338)	(3,543)
Other, net		17,443		32,147	14,703	27,099

		(231,748)		(186,770)	(195,354)	(157,439)

ORDINARY INCOME		612,443		561,019	516,263	472,915
EXTRAORDINARY ITEMS		—		—	—	—

INCOME BEFORE INCOME TAX EXPENSE		612,443		561,019	516,263	472,915
INCOME TAX EXPENSE (Note 15)		(80,280)		(127,992)	(67,672)	(107,892)

NET INCOME	(Won)	532,163	(Won)	433,027	$448,591	$365,023

EARNINGS PER SHARE (Note 2)	(Won)	2,904	(Won)	2,568	$2.448	$2.165

DILUTED EARNINGS PER SHARE (Note 2)	(Won)	2,894	(Won)	2,568	$2.440	$2.165

See accompanying notes to consolidated financial statements.

KT FREETEL CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2002 AND 2001

	Korean Won (In million)
	Common stock		Capital surplus		Retained Earnings (Deficit)		Capital adjustments		Minority interests		Total
Balance at December 31, 2000	(Won)	713,314	(Won)	816,771	(Won)	(422,546)	(Won)	(310)	(Won)	—	(Won)	1,107,229
Net income for 2001		—		—		433,027		—		—		433,027
Merger with KTM. Com		197,719		225,426		—		—		—		423,145
Loss on valuation of investment securities		—		—		—		(434)		—		(434)
Purchase of treasury stock		—		—		—		(30,865)		—		(30,865)
Issuance of common stock for exercise of stock warrants		9,257		90,637		—		—		—		99,894

Balance at December 31, 2001		920,290		1,132,834		10,481		(31,609)		—		2,031,996

Net income for 2002		—		—		532,163		—		—		532,163
Effect of changes in consolidated subsidiaries		—		(3,265)		—		2,104		235,842		234,681
Compensation expense incurred in connection with stock options		—		—		—		1,064		—		1,064
Gain on valuation of investment securities		—		(295)		—		698		—		403
Purchase of treasury stock		—		—		—		(1)		—		(1)

Balance at December 31, 2002	(Won)	920,290	(Won)	1,129,274	(Won)	542,644	(Won)	(27,744)	(Won)	235,842	(Won)	2,800,306

Translation into U.S. Dollars (In thousands) (Note 2)		$775,765		$951,929		$457,426		$(23,387)		$198,804		$2,360,537

See accompanying notes to consolidated financial statements.

KT FREETEL CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2002 AND 2001

	Korean Won				Translation into U.S. Dollars (Note 2)
	2002		2001		2002	2001
	(In millions)				(In thousands)
CASH FLOWS FROM OPERATING ACTIVITIES:

Net income	(Won)	532,163	(Won)	433,027	$448,591	$365,023

Addition of expenses not involving cash outflows:
Loss on disposal of property and equipment, net		45,606		24,581	38,444	20,721
Depreciation		723,667		533,995	610,020	450,135
Amortization of intangibles		1,832		4,572	1,544	3,854
Amortization of discounts on debentures		33,452		38,471	28,199	32,429
Provision for severance indemnities		15,100		6,780	12,729	5,715
Loss on disposal of trade accounts and notes receivable		15,147		—	12,768	—
Loss on valuation using the equity method of accounting		122		—	103	—
Loss on disposal of investment securities, net		36		—	30	—
Loss on valuation of inventories		2,155		7,966	1,817	6,715
Stock compensation		1,064		—	897	—
Impairment losses on investment securities		2,774		4,203	2,338	3,543
Bad debt expense		23,555		68,169	19,856	57,464
Other		2,161		514	1,821	433

		866,671		689,251	730,566	581,009

Deduction of revenues not involving cash inflows:
Gain on foreign currency translation, net		2,182		9,652	1,839	8,136
Gain on disposal of investment securities, net		—		145	—	122
Gain on retirement of debentures				8,206	—	6,917
Other		3		3,824	3	3,224

		2,185		21,827	1,842	18,399

Changes in assets and liabilities resulting from operations:
Increase in trade accounts and notes receivable		(396,750)		(470,383)	(334,444)	(396,513)
Decrease in accounts receivable-other		27,537		160,934	23,213	135,660
Decrease (Increase) in prepaid expenses		(1,908)		26,899	(1,608)	22,675
Decrease (Increase) in inventories		(88,072)		24,972	(74,241)	21,050
Increase in other current assets		(23,173)		(2,918)	(19,534)	(2,460)
Payment of severance indemnities		(9,487)		(2,725)	(7,997)	(2,297)
Increase (Decrease) in trade accounts and notes payable		168,328		(98,557)	141,893	(83,079)
Increase (Decrease) in accounts payable-other		334,530		(13,985)	281,994	(11,789)
Increase (Decrease) in accrued expenses		29,083		(5,054)	24,516	(4,260)
Increase (Decrease) in withholdings		(10,308)		76,478	(8,689)	64,468
Increase in income tax payable		40,804		—	34,396	—
Increase (Decrease) in other current liabilities		(19,509)		12,652	(16,446)	10,665
Decrease in National Pension		325		184	274	155
Decrease (Increase) in deferred income tax assets		(2,025)		127,992	(1,707)	107,892
Increase in other long-term liabilities		4,165		—	3,511	—

		53,540		(163,511)	44,710	(137,833)

Net cash provided by operating activities	(Won)	1,450,189	(Won)	936,940	$1,222,446	$789,800

(continued)

KT FREETEL CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2002 AND 2001

	Korean Won				Translation into U.S. Dollars (Note 2)
	2002		2001		2002	2001
	(In millions)				(In thousands)
CASH FLOWS FROM INVESTING ACTIVITIES:
Cash inflows from investing activities
Proceeds from sale of marketable securities	(Won)	—	(Won)	81,235	$—	$68,478
Collection of short-term loans		33,170		17,542	27,961	14,787
Proceeds from sale of investment securities		5,101		755	4,300	636
Withdrawal of guarantee deposits		25,439		73,912	21,444	62,305
Withdrawal of short term financial instruments		2,500		50	2,108	42
Proceeds from disposal of property and equipment		6,553		120,955	5,524	101,960
Proceeds from disposal of intangible assets		4		3,546	3	2,989
Other		169		—	142	—

		72,936		297,995	61,482	251,197

Cash outflow from financing activities
Purchase of marketable securities		—		(50,000)	—	(42,148)
Purchase of investment securities		(1,354,787)		(193,566)	(1,142,027)	(163,168)
Payment of guarantee deposits		(34,307)		(85,485)	(28,920)	(72,060)
Acquisition of property and equipment		(1,014,278)		(1,083,199)	(854,993)	(913,090)
Increase in intangibles		(3,443)		(4,409)	(2,902)	(3,717)
Payment of long-term loans		(34,537)		(9,575)	(29,113)	(8,071)
Other		(382)		(2,522)	(322)	(2,126)

		(2,441,734)		(1,428,756)	(2,058,277)	(1,204,380)

Net cash used in investing activities		(2,368,798)		(1,130,761)	(1,996,795)	(953,183)

CASH FLOWS FROM FINANCING ACTIVITIES:
Cash inflows from financing activities
Proceeds from sale of trade accounts and notes receivable		470,000		—	396,190	—
Proceeds from short-term borrowings		1,295,000		930,000	1,091,629	783,950
Proceeds from issuance of debentures		1,111,208		1,208,926	936,701	1,019,073
Proceeds from long-term debt		100,000		200,000	84,296	168,591
Increase from merger		—		10,185	—	8,586

		2,976,208		2,349,111	2,508,816	1,980,200

Cash outflows from financing activities
Repayment of short-term borrowings		(1,415,000)		(1,015,000)	(1,192,784)	(855,601)
Repayment of debentures		—		(13,167)	—	(11,099)
Repayment of current portion of long-term debt		(672,290)		(946,066)	(566,712)	(797,493)
Repayment of long-term debt		—		(114,105)	—	(96,186)
Acquisition of treasury stock		(1)		(1,967)	(1)	(1,658)
Repayment of other non-current liabilities		(10)		(8,668)	(8)	(7,307)

		(2,087,301)		(2,105,841)	(1,759,505)	(1,775,134)

Net cash provided by financing activities		888,907		243,270	749,311	205,066

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS		(29,702)		49,449	(25,038)	41,683

INCREASE FROM CHANGES IN CONSOLIDATED SUBSIDIARIES		124,895		—	105,282	—

CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR		52,362		2,913	44,139	2,456

CASH AND CASH EQUIVALENTS, END OF YEAR	(Won)	147,555	(Won)	52,362	$124,383	$44,139

(continued)

KT FREETEL CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2002 AND 2001

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION

	Korean Won				Translation into U.S. Dollars (Note 2)
	2002		2001		2002	2001
	(In millions)				(In thousands)
TRANSACTIONS NOT INVOLVING CASH:
Transfer of trade accounts and notes receivable to investments securities	(Won)	43,430	(Won)	—	$36,610	$—
Transfer of bonds to current portion of long term debt		571,103		360,486	481,415	303,874
Transfer of bonds with stock warrants to common stock		—		99,973	—	84,273
Transfer of long-term prepaid expenses to short-term prepaid expenses		—		5,156	—	4,346
Transfer of long-term obligation under capital lease to current portion of long-term debt		2,235		1,263	1,884	1,065
Transfer of interest expense to construction in progress		34,116		39,611	28,758	33,390
Transfer of long-term debt to current portion of long-term debt		216,994		102,875	182,917	86,719
Transfer of long-term loans to short-term loans		17,672		18,833	14,897	15,875
Loss on valuation of investment securities		403		—	340	—
Transfer of accounts receivable-other to property and equipment		113,332		—	95,534	—

See accompanying notes to consolidated financial statements.

KT FREETEL CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2002 AND 2001

1. GENERAL:

(1) KT Freetel Co., Ltd.

KT Freetel Co., Ltd. (“KT Freetel”) was incorporated on January 3, 1997, under the Commercial Code of the Republic of Korea, and listed on the Korean Securities Dealers Association Automated Quotation System (the KOSDAQ) in December 1999. The Company is currently engaged in providing personal communications service (“PCS”), value added services and sale and lease of personal communication devices.

As of December 31, 2002, the shareholders of KT Freetel are as follows:

	Number of shares	Percentage of ownership (%)
KT Corporation	74,107,242	40.26
JPMCB-CAP RE EM GTH FD	4,574,070	2.49
Qualcomm Incorporated	4,416,350	2.40
SSB Capital Communications	4,279,000	2.32
HyoSung Corp.	3,017,276	1.64
Microsoft Corp.	2,030,000	1.10
Others	91,634,105	49.79

	184,058,043	100.00

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

(2) Consolidated Subsidiaries

The consolidated financial statements include the accounts of KT Freetel and the controlled subsidiaries listed below (collectively referred to as the “Company”), of which KT Freetel owns a majority of the issued shares. Significant inter-company accounts and transactions have been eliminated in consolidation.

	Year control was obtained	Ownership percentage (%)		Primary business
Subsidiaries		2002	2001
KT ICOM Co., Ltd. (“KT ICOM”)	2002	87.27	15.00	IMT 2000 Service
KTF Technologies Co., Ltd. (“KTF Technologies”)	2002	57.40	18.63	Developing and manufacturing of PCS handsets

On December 13, 2002, KT Freetel acquired shares of KT ICOM from the following related parties: 700 thousand shares from KT Hitel, 300 thousand shares from KT Powertel and 46,585 thousand shares from KT Corporation all at (Won)18,227 per share. KT Freetel also acquired 24,685 shares of KT ICOM from a third party for

KT FREETEL CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

the same price. For the acquisition of KT ICOM’s shares from KT Corporation, KT Freetel paid cash of (Won) 540,000 million and gave a note for (Won)309,103 million, due in March 2003. KT Freetel paid cash to the third party, KT Hitel and KT Powertel. As KT Freetel and KT ICOM were subsidiaries of KT Corporation prior to KT Freetel’s additional acquisition of KT ICOM’s shares, KT Freetel recorded the assets and liabilities of KT ICOM at book value.

On November 30, 2002, KT Freetel exercised the conversion right of convertible bonds at (Won) 5 thousand per share to acquire an additional 400,000 shares of common stock of KTF Technologies.

The acquisition of KTF Technologies was recorded in accordance with the purchase method of accounting, with the (Won) 2,589 million excess of the fair value of KTF Technologies’ net assets over the acquisition cost being assigned to negative goodwill. Negative goodwill will be recognized as income on a systematic basis over the remaining weighted average useful life (5 years) of the identifiable acquired depreciable or amortizable assets.

The assets and liabilities and results of operations of KT ICOM and KTF Technologies are included in the consolidated balance sheet as of December 31, 2002. The results of operations of KT ICOM and KTF Technologies from the acquisition dates to December 31, 2002 are excluded from the consolidated statement of income for the year ended December 31, 2002 since they do not have a significant effect on the Company’s consolidated results of operations.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Basis of Financial Statement Presentation

The Company maintains its official accounting records in Korean won and prepares statutory financial statements in the Korean language (Hangul) in conformity with the accounting principles generally accepted in the Republic of Korea. Certain accounting principles applied by the Company that conform with financial accounting standards and accounting principles in the Republic of Korea may not conform with generally accepted accounting principles in other countries. Accordingly, these financial statements are intended for use by those who are informed about Korean accounting principles and practices. The accompanying financial statements have been condensed, restructured, and translated into English (with certain expanded descriptions) from the Korean language financial statements.

The U.S. dollar amounts presented in these financial statements were computed by translating the Korean won into U.S. dollars based on the noon buying rate of (Won)1,186.30 to US$1.00 at December 31, 2002 in the City of New York for cable transfers in won as certified for customs purposes by the Federal Reserve Bank of New York, solely for the convenience of the reader. This convenience translation into U.S. dollars should not be construed as a representation that the Korean won amounts have been, could have been, or could in the future be, converted at this or any other rate of exchange.

Significant accounting policies followed by the Company in preparing the accompanying financial statements are summarized as follows:

Use of Estimates

The preparation of financial statements in accordance with Korean GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. The most significant estimates and assumptions relate to the allowance for doubtful accounts and depreciation. Actual results could differ from those estimates and may affect amounts reported in future periods. Management believes that the estimates are reasonable.

KT FREETEL CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Revenue Recognition

The Company’s revenues are principally derived from sales of PCS handsets and PCS service revenues, which consist of non-refundable initial subscription fees, fixed monthly access fees and usage charges. The Company recognizes sales on PCS handsets when they are delivered to the dealers, fixed monthly access fees in the period earned, and usage charges and non-refundable initial subscription fees at the time services are rendered.

Marketable Securities

Marketable securities are stated at acquisition cost plus incidental expenses. If the fair value of marketable securities differs from the book value determined by the individual moving average method, marketable securities are stated at fair value and the unrealized gain or loss is reflected in current operations.

Allowance for Doubtful Accounts

The allowance for doubtful accounts is provided based on the estimated loss on uncollectible accounts and historical bad debt experience.

Changes in allowance for doubtful trade accounts and notes receivable and accounts receivable-other for the years ended December 31, 2002 and 2001 are summarized as follows (won in millions):

	2002		2001
Beginning of year	(Won)	176,313	(Won)	59,157
Write-offs		(36,734)		(16,602)

		139,579		42,555
Provision		23,555		63,450
Increase due to merger		—		70,308
Increase from changes in consolidated subsidiaries		483		—

End of year	(Won)	163,617	(Won)	176,313

Inventories

Inventories are stated at the lower of cost or net realized value, cost being determined using the average cost method. If the net realizable value of inventories is lower than cost, inventories are adjusted to net realizable value and the difference between cost and revalued amount is charged to current operations.

Investment Securities

(1) Equity Securities

Equity securities held for investment (excluding those of affiliates and subsidiaries discussed in the next paragraph) that are not actively quoted (unlisted security) are stated at acquisition cost. Actively quoted (listed) securities, including those traded over-the-counter, are stated at fair value and the valuation gain or loss is recorded as a capital adjustment. If the fair value of a listed equity security or the net equity value of an unlisted equity security held for investment declines compared to acquisition cost and is not expected to recover (an impaired investment security), the value of the equity security is adjusted to fair value or net equity value and the valuation loss is charged to current operations.

KT FREETEL CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Equity securities held for investment in companies in which the Company is able to exercise significant influence over the investees are accounted for using the equity method. The Company’s share in net income or net loss of investees is reflected in current operations. Changes in the retained earnings, capital surplus or other capital accounts of investees are accounted for as an adjustment to retained earnings or to capital adjustments.

(2) Debt Securities

Debt securities held for investment are classified as either held-to-maturity investment debt securities or available-for-sale investment debt securities at the time of purchase. Investments in debt securities are classified as available-for-sale investment debt securities as follows:

•	All held-to-maturity investment debt securities if some portion was sold during the current period

•	Securities obliged to be sold before maturity by legal regulations

•	Securities accounted for as investment securities impairment loss

Held-to-maturity investment debt securities are stated at acquisition cost determined by the individual moving average method. When the face value of a held-to-maturity investment debt security differs from its acquisition cost, the effective interest method is applied to amortize the difference over the remaining term of the security. Available-for-sale investment debt securities are stated at fair value and the valuation gains or losses are recorded as a capital adjustment. If the fair value of a held-to-maturity or a available-for-sale investment debt security declines compared to the acquisition cost and is not expected to recover (an impaired investment security), the carrying value of the debt security is adjusted to fair value and the valuation loss is charged to current operations.

(3) Gain or Loss on Valuation of Investment Securities

The net unrealized gain or loss is presented as gain or loss on valuation of investment securities in capital adjustments. An unrealized valuation gain or loss of investment securities incurred in subsequent periods is deducted from or added to the previous balance of unrealized valuation gain or loss of investment securities. When investment securities are sold, the unrealized valuation gain or loss of investment securities included in the capital adjustment account is added to or deducted from the gain or loss on disposal. With respect to an impaired investment security, any unrealized valuation gain or loss on the security previously included in the capital adjustment account is reversed.

(4) Recovery of Impaired Investment Securities

For commercial companies, the recovery of previously impaired investment securities is accounted for as follows:

For marketable equity securities and available for sale debt securities, the recovery is recorded in capital adjustment. For unlisted equity securities and held-to-maturity debt securities, the recovery is recorded in current operations up to the amount of previously recognized impairment loss.

(5) Reclassification of Securities

If the Company’s objectives change, a trading security can be reclassified to investment securities, but only as of a balance sheet date. The difference between the fair value of the security as of the balance sheet date and the book value is recognized as gain or loss on valuation of trading securities and credited or charged to current operations. Investment securities cannot be reclassified to trading securities.

KT FREETEL CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Property and Equipment

Property and equipment are stated at cost. Routine maintenance and repairs are expensed as incurred. Expenditures that result in enhancement of the value or extension of the useful lives of the facilities involved are capitalized as additions to property and equipment. In addition, interest expense and other financing charges for borrowings (that were used for the manufacture, purchase, or construction of property and equipment) incurred prior to completion of the asset are capitalized as part of the cost of such asset. Interest capitalization for the years ended December 31, 2002 and 2001 are as follow (won in millions):

	2002		2001
Total interest incurred	(Won)	250,731	(Won)	272,261
Charged to expense		(216,092)		(231,003)
Capitalized gain on foreign currency transactions and translation, net		(523)		(1,647)

Interest capitalized	(Won)	34,116	(Won)	39,611

Depreciation is computed using the straight-line method based on the estimated useful lives of the assets as follows:

Estimated useful lives
Buildings and structures	15~30 years
Machinery and equipment	8 years
Vehicles	4~8 years
Other	2~8 years

Long-Lived Assets

Long-lived assets are subject to review for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. An impairment loss would be recognized when estimated undiscounted future net cash flows expected to result from the use of the asset and its eventual disposition are less than its carrying amount. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets.

Leases

Lease agreements that include a bargain purchase option, result in the transfer of ownership by the end of the lease term, have a term equal to at least 75% of the estimated economic life of the leased property or where the present value of the minimum lease payments at the beginning of the lease term equals or exceeds 90% of the fair value of the leased property are accounted for as capital leases. All other leases are accounted for as operating leases. Assets and liabilities related to capital leases are recorded as property, plant and equipment and long-term debt, respectively, and the related interest is calculated using the effective interest rate method. In respect to operating leases, the future minimum lease payments are expensed ratably over the lease term while contingent rentals are expensed as incurred.

KT FREETEL CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Intangibles

Intangible assets are stated at cost, net of accumulated amortization computed using the straight-line method over the useful lives of the assets as described below.

Estimated useful lives
Goodwill	5 years
Intellectual property rights	5~10 years
Facility use rights	10~20 years
Organization costs	5 years
Development costs	4~5 years

Frequency use rights has a contractual life of 15 years. Frequency use rights will be amortized over the useful life commencing from the date of initiating commercial service through expiration of the right of use. The Company has not amortized frequency use rights for the year ended December 31, 2002 since the related commercial services have not been provided during the year.

Convertible bonds

Interest expense on convertible bonds is recognized using the effective interest rate, which equalizes the issued amount of bonds to the present value of the future cash outflow of bonds. Accordingly, the differences between accrued interest and interest paid are presented as an addition to the normal value of bonds in the long-term accrued interest account.

Discounts on Debentures

Discounts on debentures are amortized over the redemption period of the debenture using the effective interest rate method. Amortization of discounts is recognized as interest expense.

Accrued Severance Indemnities

All employees with more than one year of service are entitled to receive a lump-sum payment upon termination of their employment with the Company, based on their length of service and rate of pay at the time of termination. The severance indemnities that would be payable assuming all eligible employees were to resign amount to (Won)31,604 million and (Won)25,792 million as of December 31, 2002 and 2001, respectively.

Before April 1999, the Company and its employees paid 3 percent and 6 percent, respectively, of monthly pay (as defined) to the National Pension Fund in accordance with the National Pension Law of Korea. The Company paid half of the employees’ 6 percent portion and is paid back at the termination of service by offsetting the receivable against the severance payments. Such receivables, with a balance of (Won)932 million and (Won)1,257 million as of December 31, 2002 and 2001, respectively, are presented as deduction from accrued severance indemnities. Starting April 1999, the Company and its employees each pay 4.5 percent of monthly pay to the National Pension Fund under the revised National Pension Law of Korea.

KT FREETEL CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Changes in accrued severance indemnities for the years ended December 31, 2002 and 2001 are as follows (won in millions):

	2002		2001
Beginning of year	(Won)	25,792	(Won)	10,263
Severance payments		(9,487)		(2,725)

		16,305		7,538
Provision		15,100		6,780
Increase due to merger and other		18		11,474
Increase from changes in consolidated subsidiaries		181		—

End of year	(Won)	31,604	(Won)	25,792

Accounting for Foreign Currency Transactions and Translation

The Company maintains its accounts in Korean won. Transactions in foreign currencies are recorded in Korean won based on the prevailing rates of exchange on the transaction date. Monetary accounts with balances denominated in foreign currencies are recorded and reported in the accompanying financial statements at the exchange rates prevailing at the balance sheet date and the translation gains or losses are reflected in current operations. The balances have been translated using the rate announced by the Bank of Korea Basic Rate, which was (Won)1,200.40 and (Won)1,326.10 to US$ 1.00 at December 31, 2002 and 2001, respectively.

Income Tax

The provision for income tax consists of the corporate income tax and resident surtax currently payable and changes in deferred income taxes for the period. The Company recognizes deferred taxes arising from temporary differences between amounts reported for financial accounting and income tax purposes. Deferred income taxes will be offset against those incurred in the future, if any. Deferred income taxes will be recalculated based on the actual rate, effective at each balance sheet date.

Stock Compensation Expense

The Company records the difference between the present value of the exercise price and the stock price at the grant date as compensation expense with a corresponding credit to the capital adjustment account (using the fair value method). The computed deferred compensation expenses are allocated over the contracted vesting period. When the stock options are exercised with the issuance of new shares, the difference between the exercise price plus the stock option cost recorded in the capital adjustment account and the par value of the new shares issued, is recorded as additional paid-in capital.

Basic and Diluted Ordinary Income Per Share and Earnings Per Share

Ordinary income per share and earnings per share are computed by dividing ordinary income (after deducting the income tax effect) and net income by the weighted average number of common shares outstanding during the period. The number of shares used in computing earnings and ordinary income per share is 186,236 thousand shares and 168,652 thousand shares for the years ended December 31, 2002 and 2001, respectively.

Diluted ordinary income per share and earnings per share are computed by dividing ordinary income (after deducting the income tax effect) and net income by the weighted average number of common shares outstanding, including the additional common share that would have been outstanding if the dilutive potential common shares had been issued during the period. The number of shares used in computing diluted earnings and ordinary income

KT FREETEL CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

per share is 184,108 thousand shares and 168,652 thousand shares for the years ended December 31, 2002 and 2001, respectively. Diluted ordinary income and earnings are (Won)532,732 million and (Won)433,027 million for the years ended December 31, 2002 and 2001, respectively.

The dilutive potential shares as of December 31, 2002 are as follows:

	Exercise period	Number of common shares to be issued
Convertible bonds	Nov. 29, 2003~ Nov. 29, 2005	9,946,236
Stock warrants	Until Nov. 25, 2004	1,851,851
Stock options	March 28, 2004~ March 28, 2009	18,000
”	March 25, 2005~ March 25, 2010	44,800

Comparative Presentation

Certain amounts of prior year’s financial statements are reclassified to conform to the current year’s presentation. This reclassification does not affect the net income and net assets of the prior period.

3. SHORT-TERM AND LONG-TERM FINANCIAL INSTRUMENTS:

(1) Short-term financial instruments as of December 31, 2002 and 2001 are as follows (won in millions):

	Interest rate per annum (%) 2002	2002		2001
Time deposits	5.08 ~ 5.45	(Won)	535,000	(Won)	2,500
Repurchase agreements	5.10		20,000		—

		(Won)	555,000	(Won)	2,500

(2) Long-term financial instruments as of December 31, 2002 and 2001 are as follows (won in millions):

	Interest rate per annum (%) 2002	2002		2001
Deposits for checking accounts	—	(Won)	36	(Won)	75
Other	—		25		—

		(Won)	61	(Won)	75

4. RESTRICTED DEPOSITS:

As of December 31, 2002 and 2001, the following deposits are subject to withdrawal restriction as collateral for borrowings and guarantee for checking accounts (won in millions):

	2002		2001
Short-term financial instruments	(Won)	—	(Won)	2,500
Long-term financial instruments		61		75

	(Won)	61	(Won)	2,575

KT FREETEL CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

5. MARKETABLE SECURITIES:

Marketable securities as of December 31, 2002 are as follows (won in millions):

	Acquisition cost		Fair value
Beneficiary Certificates	(Won)	395,000	(Won)	404,397

6. LOANS TO EMPLOYEES:

As of December 31, 2002 and 2001, the Company has provided loans to its employees for housing and purchase of KT Freetel’s stock with the balance of (Won)2,237 million and (Won)2,131 million, respectively, which is recorded in short-term loans and (Won)8,698 million and (Won)12,396 million, respectively, in long-term loans.

7. INVESTMENT SECURITIES:

(1) Investment securities as of December 31, 2002 and 2001 are as follows (won in millions):

	2002		2001
Listed equity securities	(Won)	7,076	(Won)	1,321
Non-listed equity securities		11,296		296,511
Investments in affiliates		6,607		—
Investments in funds		39,522		4,666
Debt securities		45,141		7,000

	(Won)	109,642	(Won)	309,498

(2) Listed equity securities as of December 31, 2002 and 2001 are as follows (won in millions):

	2002						2001 Fair value
	Acquisition cost		Fair value		Gain (Loss) on valuation
Wide Telecom Co.	(Won)	300	(Won)	30	(Won)	(270)	(Won)	92
Dream line Co.		1,633		369		(1,264)		1,229
Gaeasoft Co., Ltd.		998		2,184		1,186		—
KRTnet Corp.		1,954		4,493		2,539		—

	(Won)	4,885	(Won)	7,076	(Won)	2,191	(Won)	1,321

The gain (loss) on valuation of the above listed equity securities is included in capital adjustments.

KT FREETEL CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(3) Non-listed equity securities as of December 31, 2002 and 2001 are as follows (won in millions):

	2002							2001 Book value
	Ownership (%)	Acquisition cost		Net asset value		Book value
KT ICOM	—	(Won)	—	(Won)	—	(Won)	—	(Won)	270,000
Korea Digital Satellite Broadcasting Co., Ltd.	—		—		—		—		10,033
KRTnet Corp.	—		—		—		—		1,954
Gaeasoft Co., Ltd.	—		—		—		—		397
Mondex Korea Co., Ltd.	6.02		920		101		101		920
Internet Metix Inc.	2.00		200		25		23		200
Geotel Co., Ltd.	8.94		225		246		225		225
Mobilians Co., Ltd.	16.55		385		758		385		385
Inews24. Co., Ltd.	3.58		350		—		—		350
EntoB Corp.	3.13		500		373		500		500
The Radio News Co., Ltd.	10.83		624		—		—		—
Korea Information & Communications, Inc.	3.86		500		32		32		500
Prime Venture Capital Co.	10.00		1,000		511		1,000		1,000
Onse Telecom Corp.	0.38		2,148		341		2,148		2,148
NAZCA entertainment Co., Ltd.	11.74		500		51		46		500
Toysoft Co., Ltd	8.78		500		91		80		500
Knowledge Power Plant, Inc.	12.56		5,000		2,161		1,421		1,420
Ohmylove Co., Ltd.	12.06		1,200		275		1,200		1,200
Vacom Wireless, Inc.	16.77		1,880		932		1,880		1,880
Media Valley, Inc.	—		—		—		—		187
Others	—		2,340		2,804		2,255		2,212

		(Won)	18,272	(Won)	8,701	(Won)	11,296	(Won)	296,511

In 2002, the Company recognized an additional impairment loss of (Won)2,774 million on non-listed equity securities of Mondex Korea Co., Ltd. and 7 other companies for which the net equity value had declined compared to the acquisition cost and it is not expected to recover. For the other non-listed equity securities, the Company’s management believes that the decline in value is temporary and is expected to recover, thus, the Company did not recognize an impairment loss.

(4) Investments in affiliates accounted for using the equity method of accounting as of December 31, 2002 are as follows (won in millions):

	Ownership (%)	Acquisition cost		Book value
Korea Digital Satellite Broadcasting Co., Ltd.	3.00	(Won)	10,033	(Won)	6,607

KT FREETEL CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(5) Investments in funds as of December 31, 2002 and 2001 are as follows (won in millions):

	2002					2001
	Ownership (%)	Acquisition cost		Net asset value		Ownership (%)	Acquisition cost		Net asset value
CEC Mobile Ltd.	16.67	(Won)	4,456	(Won)	4,456	—	(Won)	—	(Won)	—
Korea IT Fund	10.00		30,000		30,000	—		—		—
Korea Telecom Strategy Fund	10.00		2,000		2,000	10.00		2,000		2,000
KT Freetel Internal Venture	95.00		950		950	95.00		950		950
Others	—		2,116		2,116	—		1,716		1,716

		(Won)	39,522	(Won)	39,522		(Won)	4,666	(Won)	4,666

(6) Debt securities as of December 31, 2002 and 2001 are as follows (won in millions):

	2002				2001
	Acquisition cost		Book value		Acquisition cost		Book value
Subordinated bonds	(Won)	—	(Won)	—	(Won)	5,000	(Won)	5,000
KTF First Securitization Specialty Co., Ltd.		43,430		43,430		—		—
Government bonds		1,211		1,211		—		—
Convertible bonds		500		500		2,000		2,000

	(Won)	45,141	(Won)	45,141	(Won)	7,000	(Won)	7,000

8. PROPERTY AND EQUIPMENT:

Property and equipment as of December 31, 2002 and 2001 are as follows (won in millions):

	2002		2001
Land	(Won)	124,401	(Won)	100,615
Buildings and structures		284,979		239,282
Machinery and equipment		5,563,211		4,767,283
Vehicles		10,099		8,556
Other		460,450		372,347
Construction in progress		514,108		319,885

		6,957,248		5,807,968

Less: Accumulated depreciation
Buildings and structures		(39,232)		(30,848)
Machinery and equipment		(1,910,743)		(1,309,439)
Vehicles		(4,576)		(3,589)
Other		(231,521)		(156,314)

		(2,186,072)		(1,500,190)

	(Won)	4,771,176	(Won)	4,307,778

KT FREETEL CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The market value of the Company’s land based on the official price of land (published by Ministry of Construction and Traffic) is (Won)84,856 million as of December 31, 2002.

Depreciable assets are insured against fire and other casualty losses up to (Won)225,899 million as of December 31, 2002.

9. INTANGIBLES:

(1) Intangibles, net of amortization, as of December 31, 2002 and 2001 are as follows (won in millions):

	2002		2001
Goodwill	(Won)	1,951	(Won)	670
Frequency use rights		1,208,854		—
Property rights of industry		1,038		778
Facility use rights		9,832		7,472
Development costs		4,639		248
Organization cost		3,645		—
Other		1,655		205
Negative goodwill		(3,258)		—

	(Won)	1,228,356	(Won)	9,373

(2) Amortization of intangibles for the years ended December 31, 2002 and 2001 are as follows (won in millions):

	2002		2001
Goodwill	(Won)	342	(Won)	188
Property rights of industry		226		131
Facility use rights		969		866
Organization costs		—		764
Development costs		248		2,591
Other		47		32

	(Won)	1,832	(Won)	4,572

(3) (Won)19,991 million and (Won)10,074 million of ordinary development costs were charged to expense for the years ended December 31, 2002 and 2001, respectively.

(4) Changes in development costs (intangibles) for the years ended December 31, 2002 and 2001 are as follows (won in millions):

	2002		2001
Beginning of year	(Won)	248	(Won)	2,839
Increase from changes in consolidated subsidiaries		4,639		—
Amortization		(248)		(2,591)

End of year	(Won)	4,639	(Won)	248

KT FREETEL CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(5) On December 15, 2000, the right to purchase one of two licenses to provide third generation mobile telecommunication services utilizing 2GHz frequency band (“IMT-2000”) with W-CDMA technology was acquired by a consortium comprised of KT Corporation, KT Freetel, KT Hitel Co., Ltd., KT Powertel Co., Ltd. and others. The consortium formed KT ICOM for the purpose of acquiring the license and providing the related services. The total license cost was (Won)1,300 billion. KT ICOM paid (Won)650 billion to the Ministry of Information and Communication (“MIC”) on March 20, 2001 and the remaining balance was required to be paid including interest for the period from 2002 to 2011. On December 4, 2001, MIC granted the license to KT ICOM and assigned the related frequency band, giving KT ICOM the right to provide IMT-2000 services using W-CDMA technology for 15 years from that date.

10. LEASED ASSETS:

(1) The Company maintains operating lease agreements for certain machinery and equipment. The following are the future minimum rental payments under operating leases as of December 31, 2002 (won in millions):

	Operating lease payment
Year
2003		40,058
2004		36,647

	(Won)	76,705

(2) The Company also has capital lease agreements for certain machinery and equipment, of which acquisition cost amounts to (Won)8,163 million. Depreciation on the machinery and equipment for the year ended December 31, 2002 amounts to (Won)1,348 million.

Annual future payments on the local currency lease agreements as of December 31, 2002 are as follows (won in millions):

Year	Lease obligations		Interest		Lease payment
2003	(Won)	1,486	(Won)	99	(Won)	1,585
Less: Current portion		(1,486)

	(Won)	—

Annual future payments on the foreign currency lease agreements as of December 31, 2002 are as follows (Korean won in millions and U.S dollars in thousands):

	Lease obligations				Interest				Lease payment
Year	U.S dollars		Won equivalent		U.S dollars		Won equivalent		U.S dollars		Won equivalent
2003	US$	564	(Won)	678	US$	43	(Won)	51	US$	607	(Won)	729
2004		447		536		12		15		459		551

		1,011		1,214	US$	55	(Won)	66	US$	1,066	(Won)	1,280

Less: Current portion		(564)		(678)

	US$	447	(Won)	536

KT FREETEL CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

11. BORROWINGS:

(1) Short-term borrowings as of December 31, 2002 and 2001 are as follows (won in millions):

	Interest rate per annum (%) 2002	2002		2001
General loans	5.55~5.57	(Won)	100,000	(Won)	150,000
Discounted promissory notes	4.80~5.55		459,411		500,000

		(Won)	559,411	(Won)	650,000

(2) Long-term debt as of December 31, 2002 and 2001 are as follows (won in millions):

	Interest rate per annum (%) 2002	2002		2001
Long-term debt in local currency:
Facility loans	6.50	(Won)	533	(Won)	1,679
General loans	5.15-8.85		300,813		203,890

			301,346		205,569
Less: Current portion			(201,346)		(4,223)

			100,000		201,346

Long-term debt in foreign currency:
General loans	5.18		14,165		31,296
Less: Current portion			(14,165)		(15,648)

			—		15,648

		(Won)	100,000	(Won)	216,994

(3) Payment schedules for the Company’s long-term debt as of December 31, 2002 are as follows:

	Local currency		Foreign currency			Total
Year			U.S. Dollars	Korean won
	(In millions)		(In thousands)	(In millions)		(In millions)
2003	(Won)	201,346	$11,800	(Won)	14,165	(Won)	215,511
2004		100,000	—		—		100,000

	(Won)	301,346	$11,800	(Won)	14,165	(Won)	315,511

As of December 31, 2002, the Company has been provided payment guarantees amounting to US$11,800 thousand by KT Corporation, a major shareholder. Also, the Company provided one blank check to Samsung Capital Co., Ltd. and one blank check to KTB Network Co., Ltd. as collateral.

KT FREETEL CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

12. DEBENTURES:

(1) Debentures as of December 31, 2002 and 2001 are as follows (won in millions):

	Interest rate per annum (%) 2002	2002		2001
General debentures	2.64-9.00	(Won)	2,766,094	(Won)	2,667,000
Convertible bonds	1.00		375,080		—

			3,141,174		2,667,000
Less: Current portion			(580,000)		(650,000)
Discount on debentures			(39,157)		(39,229)
Add: Long-term accrued interest			833		—

		(Won)	2,522,850	(Won)	1,977,771

(2) General debentures as of December 31, 2002 and 2001 are as follows (won in millions):

	Due date	Interest rate per annum (%) 2002	2002		2001
16th	Jun. 30, 2002	9.26		—		30,000
17th	July 12, 2002	8.00		—		170,000
18th	Sep. 25, 2002	8.85		—		100,000
19th	Nov. 6, 2003	8.00		250,000		250,000
20th	Feb. 9, 2006	6.00		300,000		300,000
21st	Mar. 19, 2004	6.00		400,000		400,000
22nd	Apr. 18, 2004	2.70		94,014		94,375
			JPY	(9,390)	JPY	(9,390)
23rd	Apr. 20, 2006	3.13		47,003		47,183
			JPY	(4,695)	JPY	(4,695)
25th	Jan. 8, 2002	6.00		—		45,000
26th	Feb. 2, 2002	7.00		—		170,000
27th	Feb. 18, 2002	7.00		—		45,000
28th	Apr. 8, 2004	7.00		200,000		200,000
29th	Jun. 14, 2002	7.00		—		45,000
30th	July 9, 2002	7.00		—		45,000
31st	May 9, 2003	9.00		50,000		50,000
32nd	July 3, 2003	8.00		70,000		70,000
33rd	July 18, 2003	8.00		110,000		110,000
34th	Aug. 25, 2003	8.00		100,000		100,000
37th	May 24, 2005	2.64		95,077		95,442
			JPY	(9,497)	JPY	(9,497)
38th	July 16,2004	6.00		300,000		300,000
40th	Feb. 18, 2005	6.00		350,000		—
41st	Aug. 26, 2005	5.92		200,000		—
42nd	Nov. 14, 2007	5.94		200,000		—

			(Won)	2,766,094	(Won)	2,667,000
			JPY	(23,583)	JPY	(23,583)

KT FREETEL CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Discounts on debentures are amortized over the period from the issue date to due date, using the effective interest rate method, and the amortized amounts are charged as interest expense.

(3) Convertible bonds as of December 31, 2002 are as follows (won in millions):

		Interest rate per annum (%)
	Due date	Coupon	Guaranteed	Conversion Price	Amount
2nd	Jun. 30, 2004	1.00	3.00	5,000	280
3rd	Sep. 11, 2005	—	11.00	40,000	4,800
43rd	Nov. 29, 2005	—	9.00	37,200	370,000

					375,080

For the bonds not converted, the Company will redeem them with a premium calculated by applying the compound interest rate method to the difference between the guaranteed interest rate and the coupon interest rate. In relation to these convertible bonds, the Company recorded (Won)833 million as long term accrued interest, which is shown as addition to debentures, as of December 31, 2002.

(4) Payment schedules for the Company’s debentures as of December 31, 2002 are as follows (won in millions):

Year	Amount
2003	(Won)	580,000
2004		994,294
2005		1,019,877
2006		347,003
2007		200,000

	(Won)	3,141,174

13. LONG-TERM ACCOUNTS PAYABLE-OTHER:

Long-term account payable-other is related to frequency use right and required to be paid including applicable interest from 2007 to 2011.

Long-term accounts payable-other as of December 31, 2002 is stated at the net present value of future cash flows, calculated using the effective interest rate (9.93%) at the time of receipt of frequency use license as follows (won in millions):

	Amount
Long-term account payable-other	(Won)	650,000
Discount		(148,742)

	(Won)	501,258

KT FREETEL CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The maturities of the Company’s long-term account payable-other as of December 31, 2002 are as follows (won in millions):

Year	Amount
2007	(Won)	90,000
2008		110,000
2009		130,000
2010		150,000
2011		170,000

	(Won)	650,000

14. SHAREHOLDERS’ EQUITY:

(1) Capital stock

The Company has authorized 400,000,000 shares of (Won)5,000 par value common stock and issued 184,058,043 shares as of December 31, 2002.

(2) Treasury stock

As of December 31, 2002, the Company holds 822,331 treasury shares consisting of 21,711 collateralized shares received from its sales agencies as payment for receivables and 800,620 shares purchased in connection with the merger. The Company intends to dispose of the treasury stock in near future.

(3) Stock Option Plan

The Company entered into stock option agreements with the former Chief Executive Officer and senior managers. The details of the stock options granted as of December 31, 2002 are as follows (won in millions):

Grant Date	Employee	Number of shares	Exercise price/share		Methods	Exercise period
2001. 3.29	Former CEO	18,000	(Won)	41,273	New stock issue	2004. 3.28~2009. 3.28
2002. 3.25	Senior managers	44,800		45,178	New stock issue	2005. 3.25~2010. 3.25

The Company values stock options granted based on the fair value method (see Note 2). Total compensation expense of (Won)1,881 million was allocated over the vesting period, and the compensation expense charged to operations for the year ended December 31, 2002 is (Won)1,064 million.

KT FREETEL CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

15. INCOME TAX AND DEFERRED INCOME TAXES:

(1) The statutory corporate income tax rate (including resident surtax) applicable to the Company is approximately 29.7 percent and 30.8 percent in 2002 and 2001, respectively. Income tax expense for the years ended December 31, 2002 and 2001 is as follows (won in millions):

	2002		2001
Income before income tax	(Won)	612,443	(Won)	561,019
Adjustments:
Permanent differences		8,163		7,715
Temporary differences, net		(5,949)		37,657

		2,214		45,372

Taxable income before tax loss carryforward		614,657		606,391
Tax loss carryforward		(150,653)		(527,907)
Tax loss carryforward from KTM.Com		—		(97,062)

Taxable income (loss)		464,004		(18,578)
Tax rate (%)		29.7		30.8

Tax calculated on taxable income		137,809		—
Tax credit		(52,631)		—

Income tax currently payable		82,304		—
Decrease (Increase) in deferred income taxes:
Temporary differences		1,767		(29,086)
Utilization of accumulated tax losses carried forward		5,518		157,078
Utilization of accumulated tax credit carried forward		(9,309)		—

Income tax expense	(Won)	80,280	(Won)	127,992

(2) The changes in deferred income taxes for the years ended December 31, 2002 and 2001 are as follows (won in millions):

	2002		2001
Beginning of year	(Won)	75,657	(Won)	194,289
Increase		9,309		38,446
Decrease		(7,285)		(157,078)
Decrease from changes in consolidated subsidiaries		(9,173)		—

End of year	(Won)	68,508	(Won)	75,657

16. ASSETS AND LIABILITIES DENOMINATED IN FOREIGN CURRENCIES:

As of December 31, 2002 and 2001, assets and liabilities denominated in foreign currencies, other than the lease obligations under capital lease, long-term debt and debentures in foreign currencies described in Notes 8, 9 and 10, are as follows (foreign currencies other than U.S. dollars are translated into U.S. dollars; Korean won in millions):

	2002			2001
Account	U.S. dollars	Won equivalent		U.S. dollars	Won equivalent
Cash and cash equivalents	$398	(Won)	477	$2,806	(Won)	3,721
Accounts payable—other	2,343		2,813	2,035		2,699

KT FREETEL CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

17. OPERATING REVENUE AND EXPENSES:

(1) Operating revenue for the years ended December 31, 2002 and 2001 consist of the following (won in millions):

	2002		2001
PCS service	(Won)	4,241,454	(Won)	3,560,562
Sales of PCS handsets		1,111,619		907,464

	(Won)	5,353,073	(Won)	4,468,026

(2) Operating expenses for the years ended December 31, 2002 and 2001 are summarized below (won in millions):

	2002		2001
Salaries and wages	(Won)	133,695	(Won)	86,405
Provision for severance indemnities		15,100		6,780
Employee welfare		23,686		30,075
Rent		80,885		63,160
Lease		50,383		9,103
Commissions		348,729		277,112
Depreciation		723,667		533,995
Amortization		1,832		4,572
Tax and dues		41,451		30,537
Interconnection charges		462,117		463,855
Leased line charges		367,800		304,557
Ordinary development costs		19,991		10,074
Sales promotion		173,646		128,120
Sales commissions		553,015		541,001
Advertisements		144,938		106,044
Bad debt		23,555		68,169
Water and electricity		39,521		33,058
Communications		28,125		22,683
Repairs and maintenance		71,597		56,760
Cost of PCS handset sales		1,102,273		896,284
Other		102,876		47,893

	(Won)	4,508,882	(Won)	3,720,237

18. RELATED PARTY TRANSACTIONS:

(1) Transactions with related parties for the years ended December 31, 2002 and 2001 are as follows (won in millions):

Revenues:

	Transaction	2002		2001
KT Corporation	Interconnection charges, others	(Won)	549,493	(Won)	537,870
KTM.Com	Interconnection charges, others		—		14,322
KT Solutions	Interconnection charges, others		5,671		1,029
KT ICOM	PCS revenues, others		1,816		824
KT Hitel	”		25		205
Others	”		514		3,802

		(Won)	557,519	(Won)	558,052

KT FREETEL CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Expenses:

	Transaction	2002		2001
KT Corporation	Leased line charges, others	(Won)	1,270,716	(Won)	334,586
KTM.Com	Interconnection charges, others		—		11,637
KTF Technologies Co., Ltd	PCS revenues, others		138,475		—
KT Hitel	”		539		2,264
Others	”		1,456		6,589

			1,411,186	(Won)	355,076

(2) Receivables and payables with related parties as of December 31, 2002 and 2001 are as follows (won in millions):

	Receivables				Payables
	2002		2001		2002		2001
KT Corporation	(Won)	161,002	(Won)	155,773	(Won)	325,405	(Won)	13,897
KT ICOM		679		91		13,780
KT Solutions		—		—		17		—
KT Hitel		—		—		20		1,032
KTF Technologies Co., Ltd		—		—		61,689		—
Others		6		13		—		1

	(Won)	161,687	(Won)	155,877	(Won)	400,911	(Won)	14,930

19. COMMITMENTS:

The Company has entered into an agreement covering the resale of PCS with KT Corporation. As compensation for providing the telecommunications network, the Company receives some portion of the monthly revenues generated from KT Corporation’s subscribers.

20. DISPOSAL OF TRADE ACCOUNTS AND NOTES RECEIVABLE:

On December 16, 2002, the Company transferred the handset installment receivable of (Won)528,578 million and guarantee insurance and other incident rights to KTF First Securitization Specialty Co., Ltd. As a result of this disposal, the Company received cash of (Won)470,000 million and the subordinate debt investment of (Won) 43,430 million, and the Company recognized a loss on disposal of trade accounts and notes receivable of (Won)15,147 million. The Company has provided a guarantee for uncollected receivables up to 14.3 percent of total amount transferred. As of December 31, 2002, the uncollected securitized trade receivable is (Won)400,200 million.

21. SEGMENT INFORMATION:

The Company’s reportable segments are separate legal entities that offer different products and services. The segments are managed separately based on the difference in products and services. The Company has three reportable operating segments: PCS service, IMT 2000 service and sales of PCS handsets. The accounting policies of the segments are the same as those described in Note 2.

KT FREETEL CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Segment information for the years ended December 31, 2002 is as follows (won in millions):

2002	PCS service		IMT 2000 service		Manufacturing of PCS handsets		Total
Revenue	(Won)	5,353,073	(Won)	—	(Won)	137,923	(Won)	5,490,796
Operating income (loss)		844,191		(61,303)		8,305		791,193
Tangible and intangible assets		4,665,015		1,329,218		5,299		5,999,532
Capital expenditure and advance payments for property and equipment		1,014,278		20,415		3,606		1,038,299
Depreciation and amortization		725,499		3,346		6,159		735,004

22. SUBSEQUENT EVENT:

On January 28, 2003, the Board of Directors approved the merger with KT ICOM. The transaction is deemed to be a “small-scale merger” as defined in the Commercial Code of the Republic of Korea, which states that the total number of new shares to be issued by the acquiring company does not exceed 5 percent of the total issued shares of the acquiring company. In accordance with the Commercial Code of the Republic of Korea, the approval by the general shareholders of KT Freetel may be replaced by the approval of the board of directors of KT Freetel. The exchange ratio of common share between KT Freetel and KT ICOM is 1 to 0.55636 and the merger was completed on March 6, 2003.

23. RECONCILIATION TO ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN THE UNITED STATES:

Accounting practices used by the Company in preparing the accompanying financial statements conform with generally accepted accounting principles in the Republic of Korea, but do not conform with accounting principles generally accepted in the United States of America (“U.S. GAAP”). The significant differences applicable to the Company are described below. Other differences do not have a significant effect on either net income or shareholders’ equity.

(1) Marketable Securities and Investments Securities

Under Korean GAAP, use of the equity method for certain minority-owned (more than 20%) investments is required except for companies with assets of less than (Won)7 billion as of the previous year-end. However, under U.S. GAAP, use of the equity method for investments in 50% or less owned affiliates is generally required.

Under Korean GAAP, marketable securities in listed companies that the Company does not expect to hold for long-term investment purposes are reported at fair value with unrealized gains and losses are charged to the current operations. Investments in listed companies held for long-term investment purposes are reported at fair value, and the unrealized gains and losses reported in a separate component of stockholders’ equity. Investments in unlisted companies are reported at cost unless there is a significant decline in value and the value is not expected to recover. Investments in debt securities are carried at amortized cost.

Under U.S. GAAP, Statement of Financial Accounting Standards No. 115 (SFAS No. 115)—“Accounting for Certain Investments in Debt and Equity Securities” requires that marketable equity securities and all debt securities be classified into three categories and be accounted for as follows:

(i) Debt securities that the Company has the positive intent and ability to hold to maturity are classified as held-to-maturity securities and reported at amortized cost.

KT FREETEL CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(ii) Debt and equity securities that are bought and held principally for the purpose of selling them in the near term are classified as trading securities and reported at fair value, with the unrealized gains and losses included in current operations.

(iii) Debt and equity securities not classified as either held-to-maturity securities or trading securities are classified as available-for-sale securities and reported at fair value, with the unrealized gains and losses excluded from income and reported as a separate component of shareholders’ equity.

Under U.S. GAAP, the Company classified its marketable securities as trading securities and listed equity securities of investment securities as available-for-sale securities. Non-listed equity securities and debt securities of investment securities that the Company intends to hold to maturity are classified as “held-to maturity”.

(2) Capitalization of foreign currency translation gain (loss)

As explained in Note 2, under Korean GAAP, certain unrealized foreign exchange translation gains and losses were excluded from the results of operations and included in the cost of property and equipment. However, under U.S.GAAP, all unrealized foreign currency translation gains and losses on monetary assets and liabilities are to be included in the current year’s results of operations.

The amounts of foreign exchange translation gains and losses included in property and equipment under Korean GAAP were adjusted to comply with U.S.GAAP.

(3) Interest Capitalization

Under Korean GAAP, interest is capitalized on borrowings related to the construction of all property and equipment, incurred prior to completing the acquisition, as part of the cost of such assets. Under U.S. GAAP, the Company’s policy is to capitalize interest in the amount that would have theoretically been avoided had expenditures not been made for assets, which require a period of time to get them ready for their intended uses.

(4) Licensing Cost

Under Korean GAAP, the licensing cost paid with funds collected from the initial shareholders to obtain the operating licenses prior to the establishment of the Company were not recorded in the accounts of the Company.

Under U.S.GAAP, licensing costs were accounted for as an intangible asset and capital surplus at the time of establishment of the Company.

(5) Deferred Charges

Deferred charges in intangibles consist primarily of development costs and organization costs, which are deferred under Korean GAAP.

Under U.S.GAAP, development costs and organization costs are charged to expenses when incurred and are classified as operating expenses.

(6) Revenue Recognition

Under Korean GAAP, activation fees are recorded as revenue when billed and the related direct incremental acquisition costs are expensed as incurred.

Under U.S.GAAP, such amount should be deferred and recognized over the period of the customer relationship.

KT FREETEL CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(7) Merger with KTM.Com Co., Ltd.

Under Korean GAAP, as KT Freetel and KTM.Com Co., Ltd. were subsidiaries of KT Corporation prior to merger, assets and liabilities were transferred from KTM.Com Co., Ltd. to KT Freetel at book value as shown in the consolidated statements of KT Corporation and the difference between the par value of capital stock issued and the value of net assets transferred was recorded in the capital surplus accounts.

Under U.S.GAAP, assets and liabilities were transferred from KTM.Com Co., Ltd. to KT Freetel at fair value and the difference between the fair value of capital stock issued and the fair value of net assets transferred was recorded as intangible assets.

The Company classified the intangible assets into two components: f subscriber base and goodwill.

(8) Consolidation of KT ICOM

Under Korean GAAP, KT Freetel consolidated KT ICOM as of December 31, 2002. U.S. GAAP requires that the accounts of KT ICOM be consolidated as of the acquisition date that is December 13, 2002. However, since the results of operations of KT ICOM are not significant for the period from December 14 to December 31, 2002, they have not been reflected in the accompanying reconciliation of U.S. GAAP to Korean GAAP.

Under Korean GAAP, as KT Freetel and KT ICOM were subsidiaries of KT Corporation prior to consolidation, KT Freetel consolidated the assets and liabilities of KT ICOM at book value as shown in the consolidated statements of KT Corporation and the difference between the purchase price and the value of net assets was recorded in the capital surplus accounts. However, under U.S. GAAP, assets and liabilities of KT ICOM were recorded at fair value and the difference between the purchase price and the fair value of net assets was recorded as goodwill.

(9) Goodwill and other intangibles

Under Korean GAAP, the purchase price over the fair value of net assets being acquired was recorded as goodwill and it should be amortized within 20 years. However, the impairment loss should be recognized when the carrying amount of goodwill exceeds the fair value.

Under U.S. GAAP, SFAS No. 142—“Goodwill and Intangible Assets”, intangible assets with finite lives continue to be amortized over their useful economic lives. Goodwill and intangible assets with indefinite lives are not amortized, but tested for impairment, at least annually, in accordance with SFAS No.142.

In accordance with SFAS No. 142, the goodwill and intangibles acquired from KTM.Com and KT ICOM and amortization expense for the years ended December 31, 2002 and 2001 are as follows (won in millions):

		Initial amounts		Amortization expense
				2002		2001
KTM .Com	Goodwill	(Won)	558,505	(Won)	—	(Won)	37,234
	Subscriber base		605,563		126,159		100,927
	License cost		83,875		—		3,667
KT ICOM	Frequency use right		1,208,854		—		—

The Company evaluated indefinite lives intangibles and goodwill for impairment on goodwill in accordance with the standard’s guidance and determined these assets were not impaired.

KT FREETEL CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following table reconciles reported net income under U.S. GAAP to adjusted net income, which excludes amortization expense related to goodwill and indefinite lived intangibles, assuming the adoption of SFAS No. 142 had occurred on January 1 of each of the years presented (won in millions):

	2002		2001
Reported net income under U.S. GAAP	(Won)	460,679	(Won)	361,130
Add: Goodwill amortization, net of tax effect		—		32,620

Adjusted net income	(Won)	460,679	(Won)	393,750

(10) Disposal of trade accounts and notes receivable

Under Korea GAAP, the transaction between KT Freetel and KTF First Securitization Specialty Co., Ltd. purport to be a sale of trade accounts and notes receivable. Under U.S.GAAP, the transaction does not purport to be a sale and transaction is classified as a borrowing.

(11) Minority Interest in Consolidated Subsidiaries

Under Korean GAAP, minority interest in consolidated subsidiaries is presented as a component of shareholders’ equity in the consolidated balance sheets. Under U.S.GAAP, minority interest in consolidated subsidiaries is not included in shareholders’ equity; rather, it is presented between liability and shareholders’ equity in the consolidated balance sheets.

(12) Comprehensive Income

Under the Korean GAAP, there is no requirement to present comprehensive income. Under U.S.GAAP, effective for fiscal years beginning after December 15, 1997, comprehensive income and its components must be presented in the financial statements. Comprehensive income includes all changes in shareholders’ equity during a period except those resulting from investment by, or distribution to, owners, including certain items not included in the current year’s results of operations.

Comprehensive income for the years ended December 31, 2002 and 2001 is summarized as follows:

	Korean Won
	2002		2001
	(In millions)
Net income as adjusted in accordance with U.S.GAAP	(Won)	460,679	(Won)	361,130

Other comprehensive income, net of tax:
Unrealized gain (loss) on investments, net of tax of (Won)745 million in 2002 and (Won)127 million in 2001		1,762		(307)

Comprehensive income as adjusted in accordance with U.S.GAAP	(Won)	462,441	(Won)	360,823

KT FREETEL CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(13) Effect on Net Earnings and Shareholders’ Equity

The effects of the significant adjustments to net earnings and shareholders’ equity that are required if U.S.GAAP were applied instead of Korean GAAP are summarized as follows (won in millions, except for share amounts):

	2002		2001
Net income under Korean GAAP	(Won)	532,163	(Won)	433,027

Adjustments:
(2) Capitalization of foreign currency translation gain (loss), net		1,278		2,607
(3) Interest capitalization		4,398		4,398
(4) Licensing cost		—		(9,167)
(5) Deferred charges		248		3,231
(6) Revenue recognition		4,482		36,487
(7) Amortization of goodwill		(126,159)		(138,161)
(10) Disposal of trade accounts and notes receivable		14,068		—
Deferred tax effect of U.S.GAAP adjustments		30,201		28,708

		(71,484)		(71,897)

Adjusted net income under U.S. GAAP	(Won)	460,679	(Won)	361,130

Basic earnings per share	(Won)	2,502	(Won)	2,141

	2002		2001
Shareholders’ equity under Korean GAAP	(Won)	2,800,306	(Won)	2,031,996

Adjustments:
(2) Capitalization of foreign currency translation gain (loss), net		(3,066)		(4,344)
(3) Interest capitalization		(18,480)		(22,878)
(4) Licensing cost		(31,167)		(31,167)
(5) Deferred charges		—		(248)
(6) Revenue recognition		(5,894)		(10,376)
(7) Merger with KTM.Com		956,004		1,082,163
(8) Consolidation of KT ICOM		3,265		—
(10) Disposal of trade accounts and notes receivable		14,068		—
(11) Minority interest in consolidated subsidiaries		(235,842)		—
Deferred tax effect of U.S.GAAP adjustments		(190,681)		(220,882)

		488,207		792,268

Shareholders’ equity under U.S.GAAP	(Won)	3,288,513	(Won)	2,824,264

KT FREETEL CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The condensed balance sheets in accordance with U.S. GAAP as of December 31, 2002 and 2001 are summarized as follows (won in millions):

	2002		2001
Assets:
Current assets	(Won)	2,990,290	(Won)	1,601,762
Property and equipment		4,749,629		4,280,556
Intangible assets		2,291,617		1,197,740
Other assets		346,869		556,345

	(Won)	10,378,405	(Won)	7,636,403

Liabilities:
Current liabilities	(Won)	3,384,910	(Won)	2,242,130
Long-term liabilities		3,469,140		2,570,009
		6,854,050		4,812,139
Minority interest in consolidated subsidiaries		235,842		—
Shareholders’ equity		3,288,513		2,824,264

	(Won)	10,378,405	(Won)	7,636,403

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

C-1

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

KT CORPORATION
(Registrant)

/s/ Yong-Kyung Lee
Name:	Yong-Kyung Lee
Title:	President and Chief Executive Officer

Date: June 25, 2004

Exhibit Index

1		Articles of Incorporation of KT Corporation (English translation)

2.1	*	Form of Common Stock Certificate of KT Corporation, par value Won 5,000 per share (including translation in English) (incorporated herein by reference to Exhibit 4.3 of the Registrant’s Registration Statement (Registration No. 333-7630) on Form F-1).

2.2	*	Deposit Agreement dated as of May 25, 1999 entered into among KT Corporation, Citibank, N.A., as depositary, and all Holders and Beneficial Owners of American Depositary Shares evidenced by the American Depositary Receipts issued thereunder, including the form of American depositary receipt (incorporated herein by reference to Exhibit (a)(i) of the Registrant’s Registration Statement (Registration No. 333-13578) on Form F-6).

2.3	*	Form of Amendment No. 1 Deposit Agreement dated as of May 25, 1999 entered into among KT Corporation, Citibank, N.A., as depositary, and all Holders and Beneficial Owners of American Depositary Shares evidenced by the American Depositary Receipts issued thereunder, including the form of American depositary receipt (incorporated herein by reference to Exhibit (a)(ii) of the Registrant’s Registration Statement (Registration No. 333-13578) on Form F-6).

2.4	*	Letter from Citibank, N.A., as depositary, to the Registrant relating to the pre-release of the American depositary receipts (incorporated herein by reference to the Registrant’s Registration Statement (Registration No. 333-10330) on Form F-6).

7.1		Computation of Ratio of earnings to fixed charges

8.1		List of subsidiaries of KT Corporation

12.1		Certifications pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1		Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1		Consent of KPMG Samjong Accounting Corp. with respect to the financial statements of KT Corporation

15.2		Consent of Anjin Deloitte LLC with respect to the financial statements of KT Freetel Co., Ltd.

15.3		Consent of Samil Accounting Corporation with respect to the financial statements of KT ICOM Co., Limited

15.4		The Telecommunications Basic Law (English translation)

15.5	*	Enforcement Decree of the Telecommunications Basic Law (English translation) (incorporated herein by reference to Exhibit 10.5 of the Registrant’s Annual Report (File No. 1-14926) on Form 20-F for the fiscal year ended December 31, 2002)

15.6		The Telecommunications Business Law (English translation)

15.7		Enforcement Decree of the Telecommunications Business Act (English translation)

*	Filed previously as indicated.