Form 20-F
period 2004-12-31
KT CORP
filed 2005-06-28
CIK 892450

As filed with the Securities and Exchange Commission on June 28, 2005

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.

Form 20-F

ANNUAL REPORT PURSUANT TO
SECTION 13 OR 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2004
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
$150,000,000 7 1/2% Notes due 2006
$200,000,000 7 5/8% Notes due 2007
$94,950,000 0.25% Convertible Notes due 2007
(Title of Class)

      Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.
      210,758,982 shares of Common Stock, par value Won 5,000 per share
      Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.     ☑ Yes          No ☐
      Indicate by check mark which financial statement item the registrant has elected to follow.     ☐ Item 17          ☑ Item 18
      (APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)
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
      All references to “Won” or “W” in this annual report are to the currency of the Republic and all references to “Dollars”, “$”, “US$” or “U.S. dollars” are to the currency of the United States of America.
      Unless otherwise indicated, translations of Won amounts into Dollars in this annual report were made at the noon buying rate in The City of New York for cable transfers in Won per US$1.00 as certified for customs purposes by the Federal Reserve Bank of New York. Unless otherwise stated, the translations of Won into Dollars were made at the noon buying rate in effect on December 31, 2004, which was Won 1,035.1 to US$1.00.
PART I

Item 1.	Identity of Directors, Senior Managers and Advisors

Item 1.A.	Directors and Senior Management
      Not applicable.

Item 1.B.	Advisers
      Not applicable.

Item 1.C.	Auditors
      Not applicable.

Item 2.	Offer Statistics and Expected Timetable
      Not applicable.

Item 3.	Key Information

Item 3.A.	Selected Financial Data
      You should read the selected consolidated financial data below in conjunction with the Consolidated Financial Statements as of December 31, 2003 and 2004 and for each of the years in the three-year period ended December 31, 2004, and the report of independent registered public accounting firm on these statements included herein. The selected consolidated financial data for the five years ended December 31, 2004 are derived from our audited consolidated financial statements.
      Our Consolidated Financial Statements are prepared in accordance with Korean GAAP, which differ in certain significant respects from accounting principles generally accepted in the United States of America (“U.S. GAAP”). See Note 36 to the Consolidated Financial Statements for a description of the nature and the effect of such differences.

Income Statement Data

	Year Ended December 31,

	2000		2001		2002		2003		2004		2004

	(In billions of Won and millions of Dollars, except per share data)
Korean GAAP(1):
Operating revenues	W	13,538	W	15,978	W	16,437	W	16,068	W	17,068	US$	16,490
Operating expenses		12,487		14,002		14,056		14,245		14,588		14,093
Operating income		1,051		1,976		2,382		1,822		2,481		2,396
Donations and contribution payments(2)		145		157		145		182		147		142
Gain (loss) on disposition of available-for-sale securities(3)		941		628		1,177		772		(15)		(15)
Income taxes(4)		551		421		741		524		578		588
Net earnings		986		1,113		1,947		822		1,282		1,239
Basic earnings per share(5)		3,165		3,576		7,504		3,802		6,084		5.88
Diluted earnings per share(6)		3,165		3,576		6,601		3,313		5,697		5.50
Dividends per share(7)		511		720		860		2,000		3,000		2.90
U.S. GAAP(8):
Operating revenues	W	10,512	W	11,588	W	11,508	W	11,776	W	12,240	US$	11,825
Operating income		613		1,146		1,860		1,167		1,944		1,878
Income taxes		181		250		520		218		387		374
Net earnings		701		1,106		1,556		395		1,405		1,357
Basic earnings per share(5)		2,251		3,233		5,997		1,830		6,663		6.44
Basic earnings per share before cumulative effect of accounting change(5)		2,966		3,233		5,997		1,830		6,663		6.44
Diluted earnings per share(6)		2,251		3,233		4,972		1,655		6,215		6.00
Diluted earnings per share before cumulative effect of accounting change(6)		2,966		3,233		4,972		1,655		6,215		6.00
Balance Sheet Data

	Year Ended December 31,

	2000		2001		2002		2003		2004		2004

	(In billions of Won and millions of Dollars)
Korean GAAP(1):
Working capital(9)	W	(3,252)	W	(331)	W	499	W	(1,184)	W	(1,526)	US$	(1,474)
Net property, plants and equipment		17,435		17,139		16,853		16,374		15,721		15,188
Total assets		28,393		30,012		29,050		25,557		26,473		25,576
Long-term debt, excluding current portion		5,319		6,513		9,877		9,050		6,985		6,748
Refundable deposits for telephone installation(10)		3,040		2,349		1,534		1,227		1,087		1,050
Total stockholders’ equity		12,370		13,759		9,833		8,397		9,026		8,720
U.S. GAAP(8):
Working capital(9)	W	(1,985)	W	(666)	W	678	W	(99)	W	(763)	US$	(737)
Net property, plants and equipment		13,600		12,804		11,995		11,515		10,846		10,479
Total assets		23,066		22,856		21,737		19,532		20,384		19,693
Total stockholders’ equity		10,637		11,189		7,270		5,890		6,660		6,434

Operating Data

	As of December 31,

	2000	2001	2002	2003	2004

	(Unaudited)
Lines installed (thousands)(11)	24,383	24,854	25,062	25,202	25,577
Lines in service (thousands)(11)	21,525	21,898	22,327	21,841	21,091
Lines in service per 100 inhabitants(12)	44.1	44.9	46.8	45.6	43.1
Lines in service per employee(11)(13)	473	497	511	580	559
PCS subscribers (thousands)(14)	8,416	9,591	10,333	10,442	11,729
Broadband Internet subscribers (thousands)	1,729	3,858	4,922	5,589	6,078
Other Financial Data

	Year Ended December 31,

	2000		2001		2002		2003		2004		2004

	(In billions of Won and millions of Dollars)
Korean GAAP(1):
Net cash provided by operating activities	W	2,651	W	3,629	W	4,827	W	3,190	W	4,719	US$	4,559
Net cash used in investing activities		(5,486)		(3,916)		(4,065)		(1,481)		(3,618)		(3,459)
Net cash provided by (used in) financing activities		2,842		755		(844)		(2,065)		(106)		(103)
U.S. GAAP(8):
Net cash provided by operating activities	W	2,196	W	2,317	W	2,973	W	2,174	W	3,613	US$	3,491
Net cash used in investing activities		(4,651)		(2,443)		(2,639)		(1,654)		(2,607)		(2,519)
Net cash provided by (used in) financing activities		2,450		299		(254)		(691)		(19)		(19)

(1)	Effective January 1, 2003, we adopted Statements of Korea Accounting Standards (“SKAS”) No. 2 through No. 9. In accordance with these standards, the cumulative effects on prior years were adjusted to the beginning balance of retained earnings. In addition, certain accounts of the prior year consolidated financial statements were reclassified to conform to the current year’s presentation. See Note 2(a) to the Consolidated Financial Statements.

(2)	Includes donations and contributions to the Government’s Information and Telecommunication Improvement Fund, the Korea Electronic Telecommunication Research Institute and other institutes supporting science and technology research. See Note 32 to the Consolidated Financial Statements.

(3)	Includes a gain of Won 921 billion in 2000 as a result of our disposition of 2,943,627 shares of SK Telecom to the major shareholders of Hansol M.com in connection with our acquisition of a 47.9% interest in Hansol M.com, a gain of Won 616 billion in 2001 as a result of our disposition of 2,674,580 shares of SK Telecom, a gain of Won 1,154 billion in 2002 as a result of our disposition of 5,457,635 shares of SK Telecom and a gain of Won 776 billion in 2003 as a result of our disposition of 3,809,288 shares of SK Telecom. See Note 8(b) to the Consolidated Financial Statements.

(4)	Includes deferred tax expense of Won 233 billion in 2000 related to the write-off of deferred income tax assets of KT M.com due to KT M.com’s conclusion in December 2000 that it was not likely that KT M.com would be able to realize the tax benefit of KT M.com’s loss carryforward. Includes impairment of deferred tax asset of Won 134 billion in 2003 and Won 170 billion in 2004 due to our conclusion in 2003 that we would not be able to realize the tax benefit of our equity in losses of affiliates. See Note 26 to the Consolidated Financial Statements.

(5)	Basic earnings per share under Korean GAAP and U.S. GAAP is calculated by dividing net earnings by the weighted average number of shares outstanding during the period. The weighted average number of shares outstanding during the period was 259,450 thousand for 2002, 216,106 thousand for 2003 and 210,759 thousand for 2004.

(6)	Diluted earnings per share are calculated based on the effect of dilutive securities that were outstanding during the period. The denominator of the diluted earnings per share computation is adjusted to include the number of additional common shares that would have been outstanding if the dilutive securities had been converted into common stock. In addition, the numerator is adjusted to include the after-tax amount of interest recognized associated with convertible notes. The weighted average number of shares outstanding was 300,097 thousand for 2002, 263,556 thousand for 2003 and 233,270 thousand for 2004 (Under U.S. GAAP, 300,097 thousand for 2002, 241,291 thousand for 2003 and 233,270 thousand for 2004).

(7)	Dividends paid on a per share basis for shares owned by the Government differ from dividends paid on a per share basis to all the other shareholders. The Government completed the disposition of its ownership interest in us in May 2002. The calculation of dividends per share represents the weighted average dividends paid per share.

(8)	See Note 36 to the Consolidated Financial Statements for reconciliation to U.S. GAAP.

(9)	“Working capital” means current assets minus current liabilities.

(10)	See “Item 5. Operating and Financial Review and Prospects — Item 5.A. Operating Results — Non-refundable Service Installation Fee,” “Item 4. Information on the Company — Item 4.B. Business Overview — Revenues and Rates — Telephone Services — Local Telephone Service” and Note 16 to the Consolidated Financial Statements for a discussion of changes in the telephone installation charge system.

(11)	Including public telephones.

(12)	Excluding public telephones.

(13)	Excluding employees of our subsidiaries.

(14)	Includes subscribers of KTF and resale subscribers of KT Corporation and as of December 31, 2000, subscribers of KT M.com. In June and October 2000, we acquired a 47.9% interest in KT M.com. KT M.com merged into KTF on May 1, 2001. As of December 31, 2002, KTF had approximately 8.9 million subscribers and KT Corporation had approximately 1.4 million resale subscribers. As of December 31, 2003, KTF had approximately 8.9 million subscribers and KT Corporation had approximately 1.6 million resale subscribers. As of December 31, 2004, KTF had approximately 9.5 million subscribers and KT Corporation had approximately 2.2 million resale subscribers.

Exchange Rate Information
      The following table sets out information concerning the noon buying rate for the periods and dates indicated.

	At End	Average
Period	of Period	Rate(1)	High	Low

	(Won per US$1.00)
2000	1,267.0	1,140.0	1,267.0	1,105.5
2001	1,313.5	1,293.4	1,369.0	1,234.0
2002	1,186.3	1,242.0	1,332.0	1,160.6
2003	1,192.0	1,183.0	1,262.0	1,146.0
2004	1,035.1	1,139.3	1,195.1	1,035.1
2005 (through June 24)	1,013.5	1,009.8	1,058.0	997.0
January	1,026.9	1,038.0	1,058.0	1,024.0
February	1,000.9	1,023.1	1,044.0	1,000.9
March	1,015.4	1,007.8	1,023.9	997.5
April	997.0	1,010.1	1,019.0	997.0
May	1,005.0	1,001.8	1,009.0	997.0
June (through June 24)	1,013.5	1,009.6	1,016.0	1,003.0

Source: Federal Reserve Bank of New York.

(1)	The average rate for each full year is calculated as the average of the noon buying rates on the last business day of each month during the relevant year. The average rate for a full month is calculated as the average of the noon buying rates on each business day during the relevant month (or portion thereof).
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
Increased competition in Korea has had and may continue to have an adverse effect on our results of operations and financial condition
      The telecommunications sector in Korea is rapidly evolving. We face increasing competition from new entrants to the telecommunications market. We expect the number and the identity of service providers in the market to continue to change. Future business combinations and alliances in the telecommunications industry may create significant new competitors. In addition, advances in technology as well as changes in the regulatory environment are also occurring. Any significant changes in the competitive landscape of the telecommunications sector and our inability to adapt to such changes could have a material adverse effect on our business, financial condition and results of operations.

Fixed-line Telephone Services
      Before December 1991, we were the sole provider of local, domestic long-distance and international long-distance telephone services in Korea. Since then, various competitors have entered the local, domestic long-distance and international long-distance telephone service markets in Korea, which have eroded our market shares. DACOM Corporation and Hanaro Telecom, Inc. currently provide local, domestic long-distance and international long-distance telephone services. In addition, Onse Telecom Corp. and SK Telink, Inc. currently provide domestic long-distance and international long-distance telephone services. Starting in 1998, specific service providers, such as Internet phone service providers, voice resellers and call-back service providers, also began offering international long-distance service in Korea. The entry of these and other potential competitors into the local, domestic long-distance and international long-distance telephone service markets has had and may continue to have a material adverse effect on our revenues and profitability from these businesses. We had a market share in the local telephone service of 93.8% as of March 31, 2005 in terms of number of subscribers published by the Ministry of Information and Communication, a market share in the domestic long-distance service of 83.2% in March 2005 in terms of revenues estimated by us, and a market share in the international long-distance service of 45.6% in March 2005 in terms of revenues estimated by us. We cannot give assurance that we will be able to maintain our share of these businesses at or above current levels.
      In recent years, the Ministry of Information and Communication implemented local number portability allowing local fixed-line telephone service subscribers to choose a competing local telephone service provider while retaining the same phone number. The gradual implementation of local number portability began in March 2003 and was completed in August 2004. As of March 31, 2005, approximately 215 thousand of our subscribers switched to our competitors and approximately 18 thousand subscribers of our competitors switched to us. Local number portability may enable Hanaro and DACOM to compete more effectively for our existing customers and may have a material adverse effect on our number of subscribers and on our results of operations.

PCS Service
      KTF, our consolidated subsidiary in which we currently own a 48.7% interest, provides PCS service, a type of mobile telecommunications service based on Code Division Multiple Access (“CDMA”) technology. Competitors in the mobile telecommunications service industry are cellular service provider SK Telecom and PCS service provider LG Telecom. KTF (including resale subscribers of KT Corporation) had a market share of 32.5% as of March 31, 2005 based on the total number of mobile service subscribers in Korea, making KTF the second largest service provider. SK Telecom had a market share of 51.2% as of March 31, 2005.
      Starting in January 2004 for SK Telecom subscribers, July 2004 for KTF subscribers and January 2005 for LG Telecom subscribers, mobile subscribers have been allowed to switch their service provider while retaining the same mobile phone number. In addition, all new subscribers of mobile services and existing subscribers who elect to receive a new mobile number are given the uniform mobile code of “010” as the first three digits of their mobile numbers without regard to the mobile service provider. The Ministry of Information and Communication has announced that it will implement the uniform mobile code to all mobile numbers in 2007 and 2008 once the total number of subscribers using the uniform mobile code reaches 80% to 90% of the total mobile subscribers in Korea. Mobile number portability and uniform mobile code may allow SK Telecom and LG Telecom to compete more effectively for KTF’s existing and future customers and may have a material adverse effect on the number of subscribers of KTF and on our results of operations.
      On March 6, 2003, KT ICOM, a company created by a consortium of companies including KT Corporation and KTF to offer W-CDMA-based IMT-2000 services, merged into KTF in a stock-for-stock transaction. IMT-2000 is a third-generation, high-capacity wireless communications technology, which when implemented, is expected to allow operators to provide to their customers significantly more bandwidth capacity. Although we expect that our competitors will face similar challenges that we expect to face in implementing third-generation technology, we cannot assure you that KTF will be able to successfully compete with other third generation service providers. KTF’s inability to compete effectively with third-

generation service providers could have a material adverse effect on its financial condition and results of operations. See “— Implementation of the IMT-2000 technology poses challenges and risks to us.”

Internet Services
      The Korean broadband Internet access service market has experienced significant growth since Korea Thrunet first introduced its Hybrid Fiber Coaxial (or HFC) based service in 1998. Hanaro Telecom entered the broadband market in 1999 offering both HFC and Asymmetric Digital Subscriber Line (or ADSL) services. We also began offering broadband Internet access service in 1999, followed by Dreamline, Onse and DACOM. In recent years, numerous cable television operators have also begun HFC-based services at rates lower than ours. We had a market share of 50.7% as of March 31, 2005 based on the number of subscribers in Korea. As a result of having to compete with a number of competitors and the maturing of the Internet access service market, we currently encounter and we expect to encounter pressure to increase marketing expenses in the future. In addition, we expect industry consolidation among our competitors in the near future, and smaller competitors in the broadband market today may become larger competitors. For example, it has been reported that Hanaro has entered into a memorandum of understanding to merge with Korea Thrunet and is currently waiting for a court order ending the court receivership of Korea Thrunet in order to finalize the merger. Our inability to compete effectively with our competitors could have a material adverse effect on our business.
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
Implementation of the IMT-2000 technology poses challenges and risks to us
      We acquired the right to purchase one of three licenses to provide IMT-2000 services on December 15, 2000, as a member of a consortium of companies including KT Corporation and KTF. In March 2001, KT ICOM, a company created by the consortium, paid half of the Won 1.3 trillion license fee payable to the Ministry of Information and Communication. KTF, which subsequently merged with KT ICOM, is currently obligated to pay the remaining Won 650 billion over a period of five years starting in 2007 as follows: Won 90 billion in 2007, Won 110 billion in 2008, Won 130 billion in 2009, Won 150 billion in 2010 and Won 170 billion in 2011. The Ministry of Information and Communication also charges interest rates of three-year Government bonds minus 0.75% on these amounts until they are paid, which are currently accruing.
      IMT-2000 presents risks and challenges to our business, any or all of which, if realized or not addressed, may have a material adverse effect on our financial condition and results of operations. We expect KTF to leverage its existing PCS network and 2.5-generation technology to minimize its capital expenditures and other costs related to developing IMT-2000 services. However, we believe KTF will still require significant amounts of research and development and capital expenditures to build out its IMT-2000 network. No assurance can be given that the content, solutions and network will be developed in a timely and efficient manner by us or third parties, or if developed will gain market acceptance such that KTF will be able to derive revenues from IMT-2000 services to justify the license fee, capital expenditures and other investments required for such service. KTF began trial service of its IMT-2000 services in metropolitan Seoul and parts of Gyunggi Province in December 2003. Although KTF is planning to offer IMT-2000 services in 45 cities by December 2006, KTF and its competitors may delay the nationwide roll-out of third-generation services if there are unfavorable market conditions and weak service demand.
Disputes with our labor union may disrupt our business operations
      In the past, we have experienced opposition from our labor union for our strategy of restructuring to improve our efficiency and profitability by disposing of non-core businesses and reducing our employee base. Although we have not experienced any significant labor disputes and unrests during the past three years, there can be no assurance that we will not experience in the future labor disputes and unrests, including expanded protests and strikes, which could disrupt our business operations and have an adverse effect on our financial condition and results of operation.
      We also negotiate wage agreements with our labor union on an annual basis. Although we have been able to reach wage agreements with our labor union in recent years, there can be no assurance that we will not experience in the future labor disputes and unrests resulting from disagreement in our annual wage negotiation with the labor union.
The Korean telecommunications industry has been subject to the Government’s regulation and change in Government policy relating to the industry could have a material adverse effect on our operations and financial condition
      The Government, primarily through the Ministry of Information and Communication, has authority to regulate the telecommunications industry. The Ministry of Information and Communication’s policy is to promote competition in the Korean telecommunications markets through measures designed to prevent the dominant service provider in any such market from exercising its market power in such a way as to prevent the emergence and development of viable competitors. The Ministry of Information and Communication, in consultation with the Ministry of Finance and Economy, currently approves local service rates charged by us and mobile service rates charged by SK Telecom. Under current Government regulations, if a network service provider has the largest market share for a specified type of service and its revenue from that service for the previous year exceeds a specific revenue amount set by the Ministry of Information and Communication, it must obtain prior approval from the Ministry of Information and Communication for the rates and the general terms for that service. Each year the Ministry of Information and Communication designates service providers the rates and the general terms of which must be approved by the Ministry of Information and Communication. In recent years, the Ministry of Information and Communication has so designated us for local telephone service and SK Telecom for mobile service. In June 2005, the Ministry of Information and Communication announced that it plans to designate us for broadband Internet access service. Starting in the third quarter of 2005, we expect the rates we charge and the general terms of our broadband Internet access service to become subject to approval by the Ministry of Information and Communication. The inability to freely set our local telephone service and broadband Internet access rates may hurt the profit from that business and impede our ability to compete effectively against our competitors. See “Item 4. Information on the Company — Item 4.B. Business Overview — Regulation — Rates.” The form of our standard agreement for providing local network service and each agreement for interconnection with other service providers are also subject to approval by the Ministry of Information and Communication. The Ministry of Information and Communication currently does not regulate our domestic long-distance, international long-distance and mobile service rates.
      Government policies and regulations relating to the above as well as other regulations involving the telecommunications industry (including implementation of fixed-line phone number portability, mobile phone number portability and uniform mobile code) may change, which could have a material adverse effect on our operations and financial condition. See “Item 4. Information on the Company — Item 4.B. Business Overview — Regulation” and “Item 4. Information on the Company — Item 4.B. Business Overview — Relationship with the Government.”

We are subject to various regulations under the Monopoly Regulation and Fair Trade Act
      The Monopoly Regulation and Fair Trade Act provides for various regulations and restrictions on large business groups enforced by the Fair Trade Commission. Previously, we were not regulated as a large business group under the Monopoly Regulation and Fair Trade Act due to the Government’s ownership (including Government invested enterprises and The Korea Development Bank) of greater than 30.0% of our issued shares. The Fair Trade Commission initially designated us as a large business group under the Monopoly Regulation and Fair Trade Act on April 1, 2002, which subjects us to regulations limiting, among other things, the gross amount of investments, anti-competitive behaviors, cross guarantees of debt and cross shareholdings by members of a business group.
      In July 2004, the Fair Trade Commission began an antitrust investigation into alleged unfair collaborative practices of us, Hanaro, DACOM and Onse in local, domestic long-distance and international long-distance telephone service markets, as well as in broadband Internet access and Internet leased line service markets. On May 25, 2005, the Fair Trade Commission imposed fines of Won 116 billion on us, Won 2 billion on Hanaro and Won 1 billion on DACOM, claiming that we and these other companies engaged in unfair collaborative practices in local telephone and Internet leased line service markets. We believe that we were following administrative guidelines from the Ministry of Information and Communication, which had advised that we, as a dominant service provider in the local telephone service market, assist late market entrants in order to promote a more competitive local telephone service market in Korea. We plan to file for judicial review of administrative action, but we cannot give any assurance that the ultimate outcome of the lawsuit or related future actions will be favorable to us or reduce the amount of fine imposed on us. As a result of the ruling by the Fair Trade Commission, we have recorded Won 116 billion as taxes and dues under operating expenses in the second quarter of 2005.
      There is a possibility that we may also face class action or individual lawsuits from some of our customers stemming from the May 2005 ruling by the Fair Trade Commission, and we cannot provide any assurance that the ultimate outcome of any such lawsuits will be favorable to us or that they will not have a material adverse effect on our financial condition or results of operations.
Korea is our most important market, and our current business and future growth could be materially and adversely affected if economic conditions in Korea deteriorate
      We are incorporated in Korea, and substantially all of our operations and assets are located in Korea. As a result, we are subject to political, economic, legal and regulatory risks specific to Korea.
      From early 1997 until 1999, Korea experienced a significant financial and economic downturn, from which it is widely believed the country has now recovered to a significant extent. However, the economic indicators in the past three years have shown mixed signs of recovery and uncertainty, and future recovery or growth of the economy is subject to many factors beyond our control. Events related to the terrorist attacks in the United States on September 11, 2001, recent developments in the Middle East including the war in Iraq, higher oil prices, the general weakness of the global economy and the outbreak of severe acute respiratory syndrome, or SARS, in Asia and other parts of the world have increased the uncertainty of global economic prospects and may continue to adversely affect the Korean economy. Any future deterioration of the Korean and global economy could adversely affect our financial condition and results of operations.
      Developments that could have an adverse impact on Korea’s economy include:

•	financial problems or lack of progress in restructuring of chaebols, or Korean conglomerates, other large troubled companies, their suppliers or the financial sector, including credit card companies;

•	loss of investor confidence arising from corporate accounting irregularities and corporate governance issues of certain chaebols;

•	a slowdown in consumer spending;

•	adverse changes or volatility in foreign currency reserve levels, commodity prices, exchange rates, interest rates or stock markets;

•	adverse developments in the economies of countries that are important export markets for Korea, such as the United States, Japan and China, or in emerging market economies in Asia or elsewhere;

•	the continued emergence of the Chinese economy, to the extent its benefits (such as increased exports to China) are outweighed by its costs (such as competition in export markets or for foreign investment and the relocation of manufacturing base from Korea to China);

•	social and labor unrest;

•	a decrease in tax revenues and a substantial increase in the Korean government’s expenditures for unemployment compensation and other social programs that, together, would lead to an increased government budget deficit;

•	geo-political uncertainty and risk of further attacks by terrorist groups around the world;

•	the recurrence of SARS or avian flu in Asia and other parts of the world;

•	deterioration in economic or diplomatic relations between Korea and its trading partners or allies, including deterioration resulting from trade disputes or disagreements in foreign policy;

•	political uncertainty or increasing strife among or within political parties in Korea;

•	hostilities involving oil producing countries in the Middle East and any material disruption in the supply of oil or increase in the price of oil; and

•	an increase in the level of tension or an outbreak of hostilities between North Korea and Korea or the United States.
Escalations in tension with North Korea could have an adverse effect on us and the market value of our Notes
      Relations between Korea and North Korea have been tense throughout Korea’s modern history. The level of tension between the two Koreas has fluctuated and may increase abruptly as a result of current and future events. In recent years, there have been heightened security concerns stemming from North Korea’s nuclear weapons program and increased uncertainty regarding North Korea’s actions and possible responses from the international community. In addition, the United States proposed plans in June 2004 to withdraw approximately one-third of the 37,500 troops currently stationed in Korea by the end of 2005. Specific details regarding the timing and other aspects of the proposed reduction in U.S. troops have not been finalized and talks between the governments of the United States and Korea are ongoing.
      In December 2002, North Korea removed the seals and surveillance equipment from its Yongbyon nuclear power plant and evicted inspectors from the United Nations International Atomic Energy Agency. In January 2003, North Korea renounced its obligations under the Nuclear Non-Proliferation Treaty. In August 2003, representatives of Korea, the United States, North Korea, China, Japan and Russia held six party multi-lateral talks in an effort to resolve issues relating to North Korea’s nuclear weapons program. Two more rounds of multi-lateral talks were held in February 2004 and June 2004 without any resolution, and the parties agreed to hold further talks. In February 2005, North Korea pulled out of the six-party disarmament talks and announced that it possesses nuclear weapons. In June 2005, North Korea indicated that it would return to the six-party talks, but it remains uncertain whether the discussion will resume.
      There can be no assurance that the level of tension will not escalate. Any further increase in tension on the Korean peninsula, including break down of high-level contacts between Korea and North Korea or occurrence of military hostilities, could have a material adverse effect on our operations and the market value of our Notes.

Depreciation of the value of the Won against the Dollar and other major foreign currencies may have a material adverse effect on the results of our operations and on the prices of our securities
      Substantially all of our revenues are denominated in Won. Depreciation of the Won may materially affect the results of our operations because, among other things, it causes an increase in the amount of Won required by us to make interest and principal payments on our foreign-currency-denominated debt, the costs of equipment that we purchase from overseas sources, net settlement payments to foreign carriers and administrations and certain payments related to our derivative instruments entered into for foreign exchange risk hedging purposes. Of the Won 11,731 billion total long-term debt (including current portion) outstanding as of December 31, 2004, Won 3,315 billion was denominated in foreign currencies with interest rates ranging from 0.25% to 7.63%. See Item 5. Operating and Financial Review and Prospects — Item 5.B. — Liquidity and Capital Resources.”
      Fluctuations in the exchange rate between the Won and the Dollar will affect the Dollar equivalent of the Won price of the shares of our common stock on the Stock Market Division of the Korea Exchange. These fluctuations also will affect the amounts a holder of ADSs will receive from the depositary bank in respect of:

•	dividends, which will be paid in Won to the depositary bank and converted by the depositary bank into Dollars;

•	the Dollar value of the proceeds which a holder will receive upon sale in Korea of the shares; and

•	the secondary market price of the ADSs.
      See “Item 3. Key Information — Item 3.A. Selected Financial Data — Exchange Rate Information.”
If an investor surrenders his ADSs to withdraw the underlying shares, he may not be allowed to deposit the shares again to obtain ADSs.
      Korean law currently limits foreign ownership of the ADSs and our shares. In addition, under our deposit agreement, the depositary bank cannot accept deposits of shares and deliver ADSs representing those shares unless (1) we have consented to such deposit or (2) Korean counsel has advised the depositary bank that the consent required under (1) is no longer required under Korean laws and regulations. Under current Korean laws and regulations, the depositary bank is required to obtain our prior consent for the number of shares to be deposited in any given proposed deposit which exceeds the difference between (1) the aggregate number of shares deposited by us or with our consent for the issuance of ADSs (including deposits in connection with the initial and all subsequent offerings of ADSs and stock dividends or other distributions related to these ADSs) and (2) the number of shares on deposit with the depositary bank at the time of such proposed deposit. The depositary bank has informed us that, at a time it considers to be appropriate, the depositary bank plans to start accepting deposits of shares without our consent and deliver ADSs representing those shares up to the amount allowed under current Korean laws and regulations. Until such time, however, the depositary bank will continue to obtain our consent for such deposits of shares and delivery of ADSs, which we may not provide. Consequently, if an investor surrenders his ADSs to withdraw the underlying shares, he may not be allowed to deposit the shares again to obtain ADSs. See “Item 10. Additional Information — Item 10.D. Exchange Controls.”
Limitations on foreign ownership may have an adverse effect on the conversion of our convertible notes.
      The Telecommunications Business Law limits the aggregate foreign ownership of our shares with voting rights to 49.0% of our total issued shares with voting rights. Such 49.0% foreign ownership limitation under the Telecommunications Business Law may have an adverse effect on the conversion of our convertible notes issued in January 2002. See “Item 10. Additional Information — Item 10.B. Memorandum and Articles of Association — Limitation on Shareholding.” If conversion by a foreigner results in the violation of the 49.0% foreign ownership limitation under the Telecommunications Business Law, such conversion may be effectively prohibited. In such an event, we will be required under the terms of the convertible notes to pay cash in U.S. Dollars the aggregate market value of our common shares deliverable upon conversion of convertible notes to the relevant holder to satisfy the conversion right. As of December 31, 2004, 49.0% of our common shares were owned by foreign investors.
A foreign investor may not be able to exercise voting rights with respect to common shares exceeding the number of common shares held by our largest domestic shareholder.
      Under the Telecommunications Business Law, a foreign shareholder who holds 5.0% or more of our total shares is prohibited from becoming our largest shareholder. However, any foreign shareholder who held 5.0% or more of our total shares and was our largest shareholder on or prior to May 9, 2004 is exempt from the regulations, provided that such foreign shareholder may not acquire any more of our shares. Under the Telecommunications Business Law, the Ministry of Information and Communication may, if it deems it necessary to preserve substantial public interests, prohibit a foreign shareholder from being our largest shareholder. In addition, the Foreign Investment Promotion Act prohibits any foreign shareholder from being our largest shareholder if such shareholder owns 5.0% or more of our shares with voting rights. In the event that any foreigner or foreign government acquires our shares in violation of the above provisions, such foreign shareholder may not be able to exercise voting rights with respect to common shares exceeding such threshold. The Ministry of Information and Communication may also order us or the foreign shareholder to take corrective measures in respect of the excess shares within a specified period of six months or less.
Holders of ADSs will not be able to exercise dissenter’s rights unless they have withdrawn the underlying common stock and become our direct shareholders.
      In some limited circumstances, including the transfer of the whole or any significant part of our business and our merger or consolidation with another company, dissenting shareholders have the right to require us to purchase their shares under Korean law. A holder of ADSs will not be able to exercise dissenter’s rights unless he has withdrawn the underlying common stock and become our direct shareholder. See “Item 10. Additional Information — Item 10.B. Memorandum and Articles of Association.”
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

Forward-looking statements may prove to be inaccurate
      This annual report contains “forward-looking statements” that are based on our current expectations, assumptions, estimates and projections about our company and our industry. The forward-looking statements are subject to various risks and uncertainties. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “anticipate,” “believe,” “estimate,” “expect,” “intend,” “project,” “should,” and similar expressions. Those statements include, among other things, the discussions of our business strategy and expectations concerning our market position, future operations, margins, profitability, liquidity and capital resources. We caution you that reliance on any forward-looking statement involves risks and uncertainties, and that although we believe that the assumptions on which our forward-looking statements are based are reasonable, any of those assumptions could prove to be inaccurate, and, as a result, the forward-looking statements based on those assumptions could be incorrect. The uncertainties in this regard include, but are not limited to, those identified in the risk factors discussed above. In light of these and other uncertainties, you should not conclude that we will necessarily achieve any plans and objectives or projected financial results referred to in any of the forward-looking statements. We do not undertake to release the results of any revisions of these forward-looking statements to reflect future events or circumstances.

Item 4.	Information on the Company

Item 4.A.	History and Development of the Company
      In 1981, the Government established us under the Korea Telecom Act to operate the telecommunications services business that it previously directly operated. Under the Korea Telecom Act and the Government-Invested Enterprises Management Basic Act the Government had a greater control over our business and affairs. Effective October 1, 1997, the Korea Telecom Act was repealed and the Government-Invested Enterprises Management Basic Act became inapplicable to us. As a result, we became a corporation under the Commercial Code, and our corporate organization and shareholders’ rights were governed by the Privatization Law and the Commercial Code. Among other things, we began to exercise greater autonomy in setting our annual budget and making investments within the telecommunications industry, and our directors, who used to be appointed by the Government under the Korea Telecom Act, are now elected by our shareholders.
      Until 1993, the Government owned all of the issued shares of our common stock. From 1993 through May 2002 the Government disposed of all of its equity interest in us. With the completion of disposition of the Government’s ownership interest in us in May 2002, the Privatization Law ceased to apply to us in August 2002. We amended our legal name from Korea Telecom Corp. to KT Corporation in March 2002.
      Before December 1991, we were the sole provider of local, domestic long-distance and international long-distance telephone services in Korea. The Government began to introduce competition in the telecommunications services market in the early 1990’s. As a result, including ourselves, there are currently five international long-distance carriers, five domestic long-distance carriers and three local telephone service providers in Korea. In addition, the Government has also awarded licenses to several new service providers to enhance the competition in other telecommunications business areas such as mobile telephone services and data network services. See “Item 4.B. Business Overview — Competition.”

Item 4.B.	Business Overview
      We are the leading telecommunications service provider in Korea and one of the largest and most advanced in Asia. As an integrated telecommunications service provider, our principal services include:

•	telephone services, including local, domestic long-distance and international long-distance fixed-line telephone services and interconnection services to other telecommunications companies;

•	broadband Internet access service and other Internet-related services;

•	PCS mobile telecommunications service; and

•	various other services, including leased line service and other data communication service, satellite service and system and network integration service.
      We own substantially all of the domestic public exchanges, the nationwide network of local telephone lines, the principal public long-distance telephone transmission facilities and the principal data communications network in Korea, as well as two satellites in operation. In addition, through KTF, we operate a nationwide PCS network.
      Historically, we have derived a substantial majority of our revenues from fixed-line telephone services. However, as our traditional businesses have matured and new technologies have become available, we have successfully leveraged our nationwide network, strong brand name and established customer base in Korea to pursue new growth opportunities. These growth businesses include broadband Internet access service and other Internet-related services and mobile telecommunications service. As a result, revenues from these businesses have grown rapidly in recent years and now account for a substantial portion of our total revenues, having risen from 37.2% of our total operating revenues in 2002 to 43.4% in 2004.
      We are focusing on building upon our strong position in each of our principal lines of business:

•	We are currently the dominant provider of fixed-line telephone services in Korea with approximately 25.5 million installed lines, of which 21.0 million lines were in service as of March 31, 2005. As of March 31, 2005, our market share of the local market was 93.8% based on the number of local fixed-line subscribers in Korea. Based on revenues in March 2005 estimated by us, our market share of the domestic long-distance market was 83.2% and our market share of the international long-distance market was 45.6%;

•	We are one of the world’s largest broadband Internet access providers and Korea’s largest provider in terms of subscribers, with 6.1 million subscribers as of March 31, 2005, representing a market share of 50.7%;

•	We are Korea’s second largest mobile telecommunications service provider. KTF, our consolidated subsidiary, had approximately 12.0 million subscribers (including our resale subscribers) as of March 31, 2005, representing a market share of 32.5% of the total mobile service market in Korea based on the number of mobile subscribers; and

•	We are also the leading provider of data communication service in Korea, with a market share of 67.5% of the domestic leased line market in March 2005 based on revenues estimated by us.
      For the year ended December 31, 2004, under Korean GAAP our consolidated operating revenues were Won 17,068 billion (US$16,490 million), our consolidated net earnings were Won 1,282 billion (US$1,239 million) and our basic earnings per share was Won 6,084 (US$5.88). As of December 31, 2004, our total stockholders’ equity was Won 9,026 billion (US$8,720 million).
The Telecommunications Industry in Korea
      The Korean telecommunications industry is one of the most developed in Asia in terms of broadband Internet and mobile penetration rates. As of March 31, 2005, the broadband Internet penetration rate, which is calculated by dividing the number of broadband Internet access service subscribers by the number of households in Korea, was 76.6%, and the mobile penetration rate, which is calculated by dividing the number of mobile subscribers by the population of Korea, was 76.8%. According to the Ministry of Information and Communication, the number of broadband Internet access subscribers totaled 12.1 million as of March 31, 2005 and the number of mobile subscribers totaled 37.1 million as of such date.
      The Ministry of Information and Communication has the primary responsibility for regulating the telecommunications industry in Korea. See “— Regulation.”

Broadband Internet Access Market
      With advancement of broadband technology, the Korean broadband Internet access market has experienced significant growth in recent years. Broadband Internet connection can be achieved through satellite, terrestrial wireless and fiber optic-based solutions. However, the principal technologies used in the provision of high speed Internet access are xDSL and HFC. xDSL refers to various types of digital subscriber lines, including ADSL and VDSL. xDSL offers an access solution over existing telephone lines using a specialized modem while HFC service involves the use of two-way cable networks. These two technologies are more widely used than the other available technologies because of their relative reliability, ease of provisioning and cost effectiveness. In case of Korea, we believe that xDSL enjoys an advantage over HFC because two-way cable networks are much less widespread than the local telephone network. In addition, since the subscribers of two-way cable networks share a limited bandwidth, the downstream speed tends to slow down as the number of subscribers increases, thereby decreasing the quality of HFC-based service. While xDSL technology was commercially introduced after HFC technology, it has surpassed HFC to become the prevalent broadband access platform in Korea.
      In December 2004, VDSL technology with speeds of up to 50 Mbps became commercialized and the broadband Internet service providers introduced wireless LAN service with speed of up to 54 Mbps, which is designed to integrate fixed-line and wireless services by offering high speed wireless Internet access to laptops or PDAs in hot-spot zones and at home.

Mobile Telecommunications Service Market
      The Korean cellular market was formally established in 1984 when SK Telecom, formerly Korea Mobile Telecom, became the first mobile telephone operator in Korea. SK Telecom remained the only cellular operator in Korea throughout the 1980s and the early 1990s. Competition was later introduced to the market when Shinsegi Telecomm began service in 1994. In order to encourage further market growth and competition, the Ministry of Information and Communication awarded three PCS licenses in June 1996. Our mobile subsidiary, KTF, was awarded a license alongside LG Telecom and Hansol M.com. Commercial PCS service was launched in October 1997.
      Since the introduction of three new operators in 1997, the Korean mobile market has undergone consolidation and significant growth. Following SK Telecom’s purchase of a controlling stake in Shinsegi, we acquired a 47.9% interest in Hansol M.com in 2000 and renamed the company KT M.com. KT M.com merged into KTF on May 1, 2001 and Shinsegi merged into SK Telecom in January 2002. The table below gives the subscription and penetration information of the mobile telecommunications industry for the periods indicated:

	As of December 31,

	2000	2001	2002	2003	2004

Total Korean Population(1)	47,008	47,343	47,640	47,925	48,199
Mobile Subscribers(2)	26,817	29,046	32,342	33,592	36,586
PCS(2)	12,364	13,867	15,122	15,279	17,803
Cellular(2)	14,453	15,179	17,220	18,313	18,783
Mobile Subscriber Growth Rate	14.4%	8.3%	11.3%	3.9%	8.9%
Mobile Penetration(3)	57.0%	61.4%	67.9%	70.1%	75.9%

(1)	In thousands, based on population trend estimates by the National Statistical Office of Korea.

(2)	In thousands, based on information compiled by the Ministry of Information and Communication.

(3)	Penetration is determined by dividing mobile subscribers by total Korean population.
      Korea’s highly developed mobile market also extends into an advanced mobile data market. Mobile Internet service in Korea has grown rapidly since its introduction in 2001. All the mobile operators have developed extensive mobile data and Internet service portals. Korean operators have also invested in networks compatible with EV-DO handsets which allow subscribers to enjoy 2.5 generation high speed wireless data services. They are also working to commercialize a third-generation, high-capacity wireless Internet and video multimedia communications technology which allows an operator to provide to its subscribers significantly greater bandwidth capacity.
Competitive Strengths

We are the only fully integrated telecommunications service provider in Korea
      We are the largest and only fully integrated telecommunications service provider in Korea. We are Korea’s dominant provider of local, domestic long-distance and international long-distance telephone services, broadband Internet access service and data communication service, as well as a leader in PCS service. We own substantially all of the domestic public exchanges, the nationwide network of local telephone lines, the principal public long-distance telephone transmission facilities and the principal data communications network in Korea, as well as two satellites in operation. We also operate a nationwide PCS network through KTF and a satellite broadcasting network through Korea Digital Satellite Broadcasting Company.
      As a result, we possess the requisite capabilities to offer convergence services that integrate the different services in our current portfolio of products and service offerings. For example, we have the advantage that approximately 98% of potential subscribers are located within a four kilometer radius of our existing telephone offices to receive xDSL service over existing lines, allowing us to provide connection at a lower cost than our competitors. In addition, in February 2002, we launched our wireless LAN service under the brand name “NESPOT,” which is designed to integrate fixed-line and wireless services by offering high speed wireless Internet access to laptops or PDAs in hot-spot zones and at home. We extended this service further in February 2003 through the launch of “NESPOT Swing” which allows users with PDA phones to connect to the Internet even outside the NESPOT hotspots through KTF’s PDA-only wireless data service. We also launched “Home N” service in May 2004 and the “One Phone” service in August 2004, both of which are services that converge the different products and services that we currently offer. For additional information of Home N and One Phone, see “— Our Services — Internet Services — Broadband Internet Access Service” and “— Business Strategy — Focus on high-growth, high-margin businesses.”

We have a large customer base, dominant market position and strong brand recognition
      We have a large customer base. As of March 31, 2005, we had approximately 21.1 million fixed-line telephone service subscribers and 6.1 million broadband service subscribers, and KTF had 12.0 million mobile subscribers (including resale subscribers of KT Corporation). We have a dominant market position in each of the fixed-line telephone service markets as well as the broadband Internet access market in Korea, as shown in the following table:

	Year Competition	KT Corporation
Service	Introduced	Market Share

Local(1)	1999	93.8%
Domestic long distance(2)	1996	83.2%
International long distance(2)	1991	45.6%
Broadband Internet access(1)	1998	50.7%

(1)	In terms of subscribers as of March 31, 2005 announced by the Ministry of Information and Communication.

(2)	In terms of revenues in March 2005 estimated by us.
      We also believe that KT Corporation and KTF enjoy wide brand recognition in Korea with a reputation for quality and reliability.

We have achieved critical mass in the mobile telecommunications service market
      We believe we are well-positioned to take advantage of the attractive growth potential in the mobile service market, which we expect will grow with the increasing demand for mobile data communications services and the implementation of nationwide IMT-2000 services. SK Telecom, as the dominant service provider with the largest market share, is subject to approval from the Ministry of Information and Communication for the rates and the general terms of its service. KTF is not subject to such restrictions. KTF had a total of approximately 12.0 million subscribers (including resale subscribers of KT Corporation) as of March 31, 2005, representing 32.5% of the mobile service market.

We have a proven track record of improving our efficiency and profitability
      We have successfully executed our plans to improve our efficiency and profitability in recent years. We have closed unprofitable businesses and divested numerous non-core investments over the past several years to enhance overall profitability. In addition, we have streamlined our workforce to increase efficiency. Under our voluntary early retirement programs, we laid off 6,279 employees in 2003 and 346 employees in 2004. We had a total of 43,218 employees as of December 31, 2004 compared to 48,624 employees as of December 31, 2002. We have also been successful in containing increases in employee costs through agreements on wages and retirement programs with the union.
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
      Our slogan, “The Value Networking Company,” reflects our vision to become a global leading company by maximizing shareholder value, pursuing corporate growth through customized services, maintaining our leading position as an integrated telecommunications service provider in all of the market segments we serve and expanding our leadership position in high-growth markets, such as Internet and mobile telecommunications services.
      Consistent with our strategic objectives, we have developed the following business strategies.

Focus on high-growth, high-margin businesses
      We plan to focus our resources on services that have potential for significant growth and high margins. In line with our strategy to place greater emphasis on businesses that have potential for significant growth and higher margins, we plan to increase the proportion of capital expenditures in these areas. We are devoting a substantial part of our resources toward the construction of infrastructure for Internet services and PCS service, and the portion of our planned capital expenditures devoted to these services is approximately 51.9% in 2005.
      Internet Services. We plan to use our advanced network to provide high quality transmission and value-added services with competitive pricing. We launched in December 2004 our VDSL services, which currently allow broadband Internet access speed of up to 50 Mbps. Through continued emphasis on improving the technology of our broadband Internet access service and offering additional value-added services such as Home N, we plan to remain as the dominant player in this market segment.
      PCS Service. KTF will continue to focus its research efforts on introducing next-generation mobile telecommunications services, as well as offering additional value-added services to enhance PCS experience for it subscribers. In May 2001, KTF began offering 2.5 generation high speed wireless data services which allow voice, data and video transmission to EV-DO handsets. KTF also began trial service of its IMT-2000 services with W-CDMA technology in metropolitan Seoul and parts of Gyunggi Province in December 2003, and KTF plans to offer services in 45 cities by December 2006, subject to market conditions and service demand.
      New Businesses. We will continue to develop and introduce additional services that can take advantage of our competitive strengths, complement our traditional fixed-line telephone services and capture the growth potential that new businesses offer. For example, we launched One Phone in August 2004, a service which enables specially designed handsets to act as cordless phones within the transmission range of a user’s base transmitter, and to act as PCS mobile phones outside such areas. When used as a cordless phone within the designated area, One Phone applies fixed-line telephone services fee. In addition, the handsets can receive data transmissions without being charged for airtime usage within the designated area if the homes or businesses subscribe to one of our fixed-line broadband services. The handsets can also be used as walkie-talkies and to exchange data between One Phone phones within short distance.
      We also launched KT Ann service in November 2004, a service that provides subscribers with specially designed cordless phones with mobile handset functions such as text-messaging, address book and portal service. We bundle KT Ann service with our other value-added services such as customized ring tone service and caller identification service.
      We will also continue to develop our wireless broadband Internet access service called KT WiBro that will enable broadband Internet access to portable computers, mobile phones and other portable devices at a speed of up to 1Mbps. The Ministry of Information and Communication granted SK Telecom, Hanaro and us the right to purchase licenses to provide wireless broadband Internet access service in Korea. We paid license fee of Won 126 billion in March 2005, and we expect SK Telecom to compete with us in this market. We plan to test service KT WiBro at the Asia-Pacific Economic Cooperation meetings scheduled to be held in Busan in November 2005. We expect to begin commercial service of KT WiBro in metropolitan Seoul in April 2006 and to gradually expand our wireless broadband Internet access service nationwide by 2008, subject to market conditions. We will explore combining KT WiBro with our existing services, including Megapass and Nespot services.

Leverage dominant market positions to maximize profitability
      We will continue to seek ways to capitalize on our position as the leading telecommunications services provider in Korea with dominant position in each of the fixed-line telephone service markets, as well as the broadband Internet market.
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

•	we have been successful in reselling PCS services through KT Corporation, with approximately 2.5 million resale subscribers as of March 31, 2005;

•	our Nespot Swing service and KTF’s mobile service integrate wireless and fixed-line services by enabling subscribers with PDA phones access to high speed Internet in hot-spot zones, Megapass service in fixed-line environments and KTF’s wireless data service outside the hot-spot zones;

•	our One Phone service integrates our fixed-line services and KTF’s wireless service by enabling specially designed handsets to act as cordless phones within the transmission range of a user’s base transmitter, and to act as PCS mobile phones outside such areas; and

•	our enhanced video-on-demand services allow subscribers of both our Megapass broadband Internet access service and SkyLife satellite broadcasting service to experience higher-quality video and audio offerings on demand through an integrated set-top box.

Continue to improve operational efficiencies through company-wide process innovation
      We will continue to seek to improve our operational efficiencies in order to enhance customer service, increase profitability and maximize shareholder value. In June 2003, we began implementing our first round of six-sigma innovation program as part of our company-wide process innovation. We are the first telecommunications services provider in Korea to implement six-sigma programs, the objectives of which are to maximize customer satisfaction and operating revenues through greater efficiency in cost and enhancement in employee performance. We will continue to seek new opportunities to implement our company-wide process innovation, promote cost-effectiveness and instill six-sigma programs as part of our corporate culture. In addition, we are investing in information technology and management information systems, thereby improving management efficiency and internal communications.
Our Services

Telephone Services
      Fixed-line Telephone Services. We utilize our extensive nationwide telephone network to provide fixed-line telephone services, which consist of local, domestic long-distance and international long-distance services. These fixed-line telephone services accounted for 24.9% of our operating revenues in 2004. Our telephone network includes exchanges, long-distance transmission equipment and fiber optic and copper cables. The following table gives some basic measures of the development of our telephone system:

	As of or for the Year Ended December 31,

	2000	2001	2002	2003	2004

Lines installed (thousands)(1)	24,383	24,854	25,104	25,202	25,577
Lines in service (thousands)(1)	21,525	21,898	22,327	21,841	21,091
Lines in service per 100 inhabitants(2)	44.1	44.9	46.8	45.6	43.1
Percentage of lines connected to digital exchanges	79.7	87.5	92.4	100.0	100.0
Lines in service per employee(3)	473	497	511	580	559
Fiber optic cable (kilometers)	111,728	118,815	122,243	128,478	133,181
Number of public telephones installed (thousands)	539	500	446	374	317
Domestic long-distance call minutes (millions)(4)	21,563	19,632	17,133	17,007	15,024
Local call pulses (millions)(5)	34,691	30,968	26,859	23,597	20,585

(1)	Including lines used for public telephones, which were 538,983 lines, 499,566 lines, 446,367 lines, 374,000 lines and 317,000 lines, respectively, for the years presented.

(2)	Source: KT Corporation. Excluding public telephones.

(3)	Excluding employees of our subsidiaries and including lines used for public telephones.

(4)	Including calls placed from public telephones.

(5)	Including calls placed from public telephones.
      Our domestic long-distance cable network is entirely made up of fiber optic cable and can carry both voice and data transmissions. Compared to conventional materials such as coaxial cable, fiber optic cable provides significantly greater transmission capacity with less signal fading, thus requiring less frequent amplification. In recent years, we have also increased the proportion of our lines that are connected to exchanges capable of handling digital signal technology. A principal limitation of the older analog technology is that applications other than voice communications, such as the transmission of text and computer data, require either separate networks or conversion equipment. Digital systems permit a range of voice, text and data applications to be transmitted simultaneously on the same network. All lines installed since 1992 have been connected to digital exchanges and we completed connection of all installed lines to digital exchanges on June 9, 2003.
      The following table shows the number of minutes of international long-distance calls recorded by us in each specified category for each year in the five-year period ended December 31, 2004:

	Year Ended December 31,

	2000	2001	2002	2003	2004

	(In millions of billed minutes)
Incoming international long-distance calls	460.1	515.8	544.0	528.8	569.8
Outgoing international long-distance calls	552.1	552.9	572.3	524.7	527.4

Total	1,012.2	1,068.7	1,116.3	1,053.5	1,097.2

      United States (27.5%) Japan (16.7%) and China (14.3%) accounted for the greatest percentage of our international long-distance call traffic measured in minutes in 2004. The volume of our outgoing calls exceeded the volume of our incoming calls in 2000, 2001 and 2002. Starting in 2003, the volume of our incoming calls exceeded the volume of our outgoing calls. The agreed settlement rate is applied to the call minutes to determine the applicable net settlement payment. We receive the largest net settlement payment from U.S. carriers. Because the volume of incoming calls from the United States is larger than that of outgoing calls to the United States, amounts payable by the U.S. carriers to us in respect of calls billed by U.S. carriers have historically exceeded amounts payable by us to U.S. carriers in respect of calls billed by us.
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
      Interconnection. Under the Telecommunications Business Law, we are required to permit other service providers to interconnect to our fixed-line network. Currently, the principal users of this interconnection capacity include Hanaro and DACOM (offering local, domestic long-distance and international long-distance services), Onse (offering international and domestic long-distance services), SK Telecom (transmitting calls to and from its cellular network) and KTF and LG Telecom (transmitting calls to and from their PCS networks). We expect that an increasing number of new service providers will commence operations and require interconnection services in the future. Accordingly, we expect that interconnection revenues and payments will remain important for our results of operations. In recent years, revenues from a landline user for a call initiated by a landline user to a mobile service subscriber (land-to-mobile interconnection) have become a significant portion of our results of operations, accounting for 10.9% of our operating revenues in 2004. We recognize as land-to-mobile interconnection revenue the entire amount of the usage charge collected from the landline user and recognize as an expense the amount of interconnection charge paid to the mobile service provider.

Internet Services
      Broadband Internet Access Service. Leveraging on our nationwide network of more than 25.6 million installed lines and 133 thousand kilometers of fiber optic cable network, we have achieved a leading market position in the broadband Internet access market in Korea. We believe we have a competitive advantage over other broadband Internet access service providers because, unlike our competitors, we can utilize our existing networks nationwide to provide broadband Internet access service. Our principal Internet access services include:

•	xDSL services under the “Megapass” brand name;

•	fiber-optic cable-based service under the “Ntopia” brand name; and

•	wireless LAN service under the “Nespot” brand name, which is designed to integrate fixed-line and wireless services by offering high speed wireless Internet access to laptops and PDAs in hot-spot zones and Megapass service in fixed-line environments.
      We had 6.1 million fixed-line broadband Internet subscribers as of March 31, 2005, of which 5.6 million subscribed to the xDSL service and 0.6 million subscribed to the Ntopia service. xDSL refers to various types of digital subscriber lines, including ADSL and VDSL. We also had 0.5 million Nespot service subscribers as of March 31, 2005. Our broadband Internet access service accounted for 12.5% of our operating revenues in 2004.
      ADSL is a modern technology that converts existing copper twisted-pair telephone lines into access paths for multimedia and high-speed data communications. In essence, ADSL transforms the existing public information network from one limited to voice, text and low-resolution graphics to a system capable of bringing multimedia to subscriber premises without new cabling. The asymmetric design optimizes the bandwidth by maximizing the downstream speed for downloading information from the Internet. The traditional telephone service channel is split off from the digital information channels by filters, thus guaranteeing uninterrupted telephone service even when broadband connection fails. While ADSL technology was commercially introduced after HFC-based technology, it has surpassed HFC to become the prevalent access platform in Korea. VDSL, ADSL-based technology with enhanced downstream speed, became commercialized in July 2002.
      The high-speed downstream rates can reach up to 8 Mbps for ADSL and 50 Mbps for VDSL. Downstream rates depend on a number of factors. For a constant wire gauge, the data rate decreases as the length of the copper wire increases. Generally, if the separation between the telephone office and the subscriber is greater than four kilometers, line attenuation is so severe that broadband speeds can no longer be achieved. Approximately 95% of the households subscribing to our basic local telephone service are located within a four kilometer radius of our telephone offices, making our Megapass service available to most of the Korean population.
      Our Ntopia service connects fiber-optic cables to apartment complexes and buildings with LAN capabilities. This technology allows data transmission speed up to 100 Mbps. Because the service is UTP cable-based, a subscriber is automatically connected to the Internet whenever his or her personal computer is in operation. We began offering our Ntopia service in September 2001.
      In February 2002, we launched a wireless LAN service called Nespot, which provides laptops and PDAs wireless access to high speed Internet in hot-spot zones and Megapass service in fixed-line environments. Nespot enables subscribers to access the Internet at up to 54 Mbps. We sponsored approximately 14,000 hot-spot zones nationwide for wireless connection as of March 31, 2005. We extended the Nespot service in 2003 through the launch of Nespot Swing, which allows users with PDA phones to connect to the Internet even outside the Nespot hotspots through KTF’s wireless data service specifically designed for PDAs.
      Responding to the increasing demand for value-added services, we plan to continue to develop and introduce additional services to take advantage of the growth potential of the broadband market. In May 2004, we began offering Home N, a home networking service available to our broadband subscribers for additional installation and monthly fees. The service allows subscribers to connect multiple computers in their homes, order streaming videos on demand, monitor homes remotely through security cameras mounted on computers that can be accessed through mobile phones, and receive enhanced traffic, weather and stock market information through a computer or a television set. As home appliances compatible with our Home N service develop, we expect our subscribers to be able to remotely control these appliances through their mobile phones We also introduced Home N Sky service, a value-added service developed in conjunction with SkyLife, our satellite broadcasting service provider, that enables our broadband subscribers to view on television streaming video contents delivered through broadband network.
      Miscellaneous Internet-related Services. Our Internet-related services focus primarily on providing infrastructure and solutions for business enterprises. These services accounted for 2.8% of our operating revenues in 2004.
      We provide dedicated and secure broadband Internet connection service to institutional customers under the “Kornet” brand name. We provide high-speed connection ranging from 56 Kbps to 2.5Gbps, as well as rent to our customers and install necessary routers to ensure reliable Internet connection and enhanced security. We provide discount rates to qualified customers, including small- and medium-sized enterprises, businesses engaging in Internet access services and government agencies.
      We operate eleven Internet data centers located throughout Korea and provide website hosting services to companies which need servers, routers and leased lines. Internet data centers are facilities used to house, protect and maintain network server computers that store and deliver Internet and other network content, such as web pages, applications and data. Our Internet data centers are professionally designed to meet international standards, and are equipped with temperature control systems, regulated and reliable power supplies, fire detection and suppression equipment, security monitoring and high-bandwidth connections to the Internet. Internet data centers allow corporations or Internet service providers to outsource their application and server hardware management. Services offered include shared application hosting, dedicated hosting, co-location and managed hosting. Shared application hosting is the storage and delivery of applications over the Internet via a shared server. Dedicated hosting is application hosting using a dedicated server. Co-location is the installation of the customer’s network equipment at the Internet data centers. Managed hosting refers to additional premium hosting services for which customers are charged separately, such as network availability monitoring, remote power supply, bandwidth utilization monitoring and data backup and recovery.
      We also offer a service called bizmeka.com to develop and commercialize business-to-business solutions targeting small- and medium-sized business enterprises in Korea. Bizmeka.com is an applied application service provider which provides industry-specific business solutions, including customer database management and electronic data interchange.

PCS Service
      KTF, one of our consolidated subsidiaries in which we currently own a 48.7% interest, obtained one of the three licenses to provide nationwide PCS service in June 1996 and began offering PCS service in all major population centers in Korea in October 1997. PCS service is a digital wireless telephone and data transmission system that uses portable handsets with long battery life to communicate via low-power antennae. KTF’s PCS service uses CDMA technology and utilizes 20 MHz of bandwidth in the 1800 MHz frequency. In May 2001, KTF launched its 2.5 generation high speed wireless data services which currently has a population coverage of 87%. Subscribers who have EV-DO-compatible handsets are able to enjoy high speed multimedia services including voice, data and video transmission. KTF also began offering its trial service of IMT-2000 services in metropolitan Seoul and parts of Gyunggi Province in December 2003, and KTF plans to offer service in 45 cities by December 2006, subject to market conditions and service demand. IMT-2000 is a third-generation, high-capacity wireless Internet and video multimedia communications technology which allows an operator to provide to its subscribers significant more bandwidth capacity.
      We entered into an air-time reselling arrangement with KTF in July 1999, under the brand name “Let’s 010,” through which we use our extensive marketing network and strong brand name to attract subscribers who can utilize the PCS networks of KTF. We bill directly to our resale subscribers for their usage of KTF’s PCS networks and collect all fees and charges relating to such usage, including initial subscription fees, monthly access fees and usage charges for outgoing calls, wireless data communications and value-added monthly services. We had approximately 2.5 million resale subscribers who utilized KTF’s network as of March 31, 2005.

      PCS service accounted for 28.1% of our operating revenues in 2004. The following table shows selected information concerning the usage of KTF’s network during the periods indicated and the number of KTF’s subscribers as of the end of such periods:

	As of or for the Year Ended December 31,

	2002	2003	2004

Outgoing Minutes (in thousands)	16,130,211	16,035,117	19,950,143
Average Monthly Outgoing Minutes per Subscriber(1)	153	159	181
Average Monthly Revenue per Subscriber(2)	W38,694	W38,539	W39,890
Number of Subscribers (in thousands)(3)	10,333	10,442	11,729

(1)	The average monthly outgoing minutes per subscriber is computed by dividing the total minutes of usage for the period by the weighted average number of subscribers for the period and dividing the quotient by the number of months in the period. The weighted average number of subscribers is the sum of the total number of subscribers at the end of each month divided by the number of months in the period.

(2)	The average monthly revenue per subscriber is computed by dividing total monthly access fees, usage charges, interconnection fees and value-added service fees for the period by the weighted average number of subscribers and dividing the quotient by the number of months in the period.

(3)	Includes resale subscribers of KT Corporation who utilized KTF’s network. KT Corporation had approximately 2.2 million resale subscribers as of December 31, 2004.
      KTF competes not only with another PCS service provider, LG Telecom, which began its service at around the same time, but also with SK Telecom, a cellular service provider that has a longer operating history. As of March 31, 2005, KTF had approximately 12.0 million subscribers (including resale subscribers of KT Corporation), which was second largest among the three mobile service providers. As of March 31, 2005, in terms of number of subscribers published by the Ministry of Information and Communication, KTF had a market share of 32.5% of the mobile service market.
      KTF’s increase in subscribers since January 2004 is partially attributable to the implementation of mobile phone number portability. Starting in January 2004 for SK Telecom subscribers, July 2004 for KTF subscribers and January 2005 for LG Telecom subscribers, mobile subscribers have been allowed to switch their service provider while retaining the same mobile phone number. Although KTF has lost some of its subscribers to competitors since July 2004, more subscribers of SK Telecom and LG Telecom have switched to KTF since the implementation of mobile phone number portability.
      All new subscribers of mobile services and existing subscribers who elect to receive a new mobile number are given the uniform mobile code of “010” as the first three digits of their mobile numbers without regard to the mobile service provider. The Ministry of Information and Communication has announced that it will implement the uniform mobile code to all mobile numbers in 2007 or 2008 once the total number of subscribers using the uniform mobile code reaches 80% to 90% of the total mobile subscribers in Korea.
      KTF markets its services through two channels: (1) exclusive dealers and (2) the marketing network of KT Corporation pursuant to air-time reselling arrangements with us. The primary distribution channels of KTF are its approximately 1,550 independent exclusive dealers located throughout Korea. In addition to assisting new subscribers to activate PCS service and purchase handsets, authorized dealers are connected to the database of KTF and are able to assist customers with account information. Although most of these dealers sell exclusively products and services of KTF, sub-dealers hired by exclusive dealers may sell products and services offered by other mobile telecommunications service providers. Authorized dealers are entitled to a commission of Won 22,000 for each new subscriber registered, as well as ongoing commissions for the first five years based primarily on the subscriber’s monthly access fee, usage charges and length of subscription. The handsets sold by KTF to the dealers cannot be returned to KTF unless they are defective. If a handset is defective, it may be exchanged for a new one within 14 days from the date of purchase.

      KTF does not require its subscribers to make facility deposits or take out facility insurance policies with the Korea Guarantee Insurance Company, unless a subscriber purchased his or her handset through the installment payment plan. In such a situation, facility insurance is required and the subscriber usually pays a one-time, non-refundable insurance fee ranging from Won 10,000 to Won 30,000. KTF conducts the screening process for new subscribers with great caution. A potential subscriber must meet all internal credit criteria before receiving PCS service. The procedure includes checking the history of non-payment and credit information from banks and credit agencies such as the National Information and Credit Evaluation Corporation. Applicants who do not meet the minimum criteria can only subscribe to the PCS service by using a pre-paid card.

Data Communication Service
      Our data communication service involves offering exclusive lines that allow point-to-point connection for voice and data traffic between two or more geographically separate points. As of December 31, 2002, 2003 and 2004, we leased 598,872 lines, 454,281 lines and 426,633 lines to domestic businesses. We also had 110 international leased lines on December 31, 2004. The data communication service accounted for 5.6% of our operating revenues in 2004.

Satellite Services
      We currently have two telecommunications satellites in operation, Koreasat 2 and Koreasat 3. The satellite service accounted for 0.7% of our operating revenues in 2004. In January 1996, we launched Koreasat 2, a telecommunications satellite with 15 transponders. Koreasat 2 is due to reach the end of its operational life in 2006.
      We launched Koreasat 3 in September 1999. Koreasat 3 carries 33 transponders. Among the transponders reserved for telecommunications, nine are reserved for direct-to-home satellite broadcasting, 15 are used for telecommunication operations and six are used for broadcasting. The remaining three transponders are used for ultra-high-speed communications pilot projects for sparsely populated areas. The six broadcast transponders of Koreasat 3 are used to replace the operations of the older satellite. All six broadcast transponders are currently utilized by Korea Digital Satellite Broadcasting Inc. The expected useful life of Koreasat 3 is approximately 15 years.
      We are planning to launch Koreasat 5 in the summer of 2006 to replace Koreasat 2. Koreasat 5 will be a telecommunication satellite with 24 transponders and an expected useful life of approximately 15 years.

Miscellaneous Services
      We provide various services that extend beyond telephone services and data communications services, including:

•	system and network integration service;

•	services provided by KTH; and

•	real estate-related service.
      Our miscellaneous services accounted for 3.7% of our operating revenues for 2004.
      System and Network Integration Service. We offer a wide range of system and network integration services to our clients. Our range of services includes consulting services that provide solutions to specific system or network issues in designing, building and maintaining communications networks which satisfy the individual needs of our clients. Typically, it takes between six months to one year to complete a project.
      KTH. KTH is a consolidated subsidiary in which we own a 65.9% interest, and its services include providing on-line content subscription services under the “Hitel” brand name and developing on-line contents for paran.com (formerly hanmir.com) portal site and our Megapass and Nespot services. In December 2003, we also transferred hanmir.com portal site to KTH. Hitel subscribers can access a variety of content from various third-party content providers, including news articles and information on business, entertainment, sports and other areas. Hitel subscribers also incur local telephone charges when they access the Hitel service using a dial-up modem. KTH’s communication services include e-mail services, instant messenger services, web storage services and exchanges of electronic files.
Revenues and Rates
      The table below shows the percentage of our revenues derived from each category of services for each of the years from 2002 through 2004:

	Year Ended December 31,

	2002	2003	2004

Telephone services:
Local service	17.6%	18.8%	17.4%
Non-refundable service installation fees	1.5	0.8	0.5
Domestic long-distance service	6.5	5.8	5.0
International long-distance service	3.3	2.8	2.5
Land-to-mobile interconnection	13.1	12.9	10.9

Sub-total	42.0	41.1	36.3

Internet services:
Broadband Internet access service	9.6	11.8	12.5
Miscellaneous Internet-related services(1)	2.5	3.0	2.8

Sub-total	12.1	14.8	15.3

PCS service	25.1	25.9	28.1
Sales of goods(2)	8.3	7.2	10.3
Other services:
Data communications service	7.7	6.7	5.6
Satellite service	0.8	0.8	0.7
Miscellaneous(3)	4.1	3.5	3.7

Sub-total	12.5	11.0	10.0

Total operating revenues	100.0%	100.0%	100.0%

(1)	Includes revenues from Kornet Internet connection service and services provided by our Internet data centers and bizmeka.com.

(2)	Includes PCS handset sales.

(3)	Includes revenues from system and network integration services, KTH and real estate related service.

Telephone Services
      Local Telephone Service. Our revenues from local telephone service consist primarily of:

•	installation fees for new lines;

•	monthly basic charges; and

•	monthly usage charges based on the number of call pulses.
      All calls are currently measured by call pulses. Each pulse is determined by the duration of the call and the time of the day at which the call is made. For instance, during regular service hours, a call pulse is triggered at the beginning of each local telephone call and every three minutes thereafter.

      The rates we charge for local calls are currently subject to approval by the Ministry of Information and Communication after consultation with the Ministry of Finance and Economy. The rates are identical for residential and commercial customers. The following table summarizes our local usage rates as of each date on which rates were revised:

	May 1,	Feb. 10,	Aug. 1,	Dec. 1,	Sept. 1,	April 15,	Nov. 1,
	1991	1993	1994	1996	1997	2001	2001

Local Usage Charges (per pulse)(1)
Regular service	W25	W30	W40	W41.6	W45	W39	W39
Public telephone	20	30	40	40	50	50	70

(1)	Since January 1, 1990, usage charges for local service in those metropolitan areas subject to measured service have been based on the number of pulses, which are a function of the duration and number of calls, and per pulse rates. Before January 1, 1993, in areas not subject to measured service, a pulse was triggered once for each local telephone call, regardless of the length of the call. Commencing January 1, 1993, measured service applies to all lines in service. A pulse is triggered at the beginning of each local call and every three minutes thereafter from 8:00 a.m. to 9:00 p.m. on weekdays and every 258 seconds thereafter on holidays and from 9:00 p.m. to 8:00 a.m. on weekdays.
      Before September 1998, in addition to a non-refundable installation fee of Won 8,000 and a monthly basic charge, a customer was required to pay at the time of a telephone installation a non-interest-bearing refundable deposit. The deposit ranged from Won 122,000 to Won 242,000 depending on the size of the local calling area in which the phone was installed. In September 1998, we implemented an alternative telephone installation charge system that allowed our customers to choose between the original service plan and a second service plan. The charges under each plan were as follows:

Rates from September 1998 to April 14, 2001	Original Plan	Second Plan

Installation Deposit (refunded upon termination of service)	Between Won 122,000 to Won 242,000, depending on location	None
Non-refundable Installation Fee	Won 8,000	Won 100,000
Monthly Basic Charge	Between Won 1,500 to Won 2,500, depending on location	Between Won 2,000 to Won 4,000, depending on location
      Through April 14, 2001, approximately 7.1 million customers switched to or enrolled under the second plan. To each of our customers switching plans, we refunded between Won 30,000 and Won 150,000 of their telephone installation deposits while keeping Won 92,000, reflecting the Won 100,000 non-refundable telephone installation fee under the second plan minus the Won 8,000 non-refundable installation fee paid under the original plan.
      Starting on April 15, 2001, we implemented a new telephone installation charge system. The changes are as follows:

Rates Starting April 15, 2001	New Plan

Installation Deposit (refunded upon termination of service)	None
Non-refundable Installation Fee	Won 60,000 (including value added tax)
Monthly Basic Charge	Between Won 3,000 to Won 5,200, depending on location
      All new customers subscribing to our local service on or after April 15, 2001 are enrolled under the new plan. Our existing customers who are enrolled in the original plan may switch to the new plan and receive their installation deposit back (less Won 52,000, reflecting the Won 60,000 non-refundable installation fee paid under the new plan minus the Won 8,000 non-refundable installation fee paid under the original plan). Our existing customers who switched to or enrolled under the second plan cannot switch to the new plan.
      As of December 31, 2004, we had Won 1,087 billion of refundable installation deposits outstanding and 4.9 million subscribers who are enrolled under the original plan and eligible to switch to the new plan and receive their installation deposit back (less Won 52,000 as described above). The total refund amount (excluding the non-refundable telephone installation fees retained by us) to approximately 358 thousand customers choosing to switch to the new plan amounted to Won 142 billion in 2004. As of December 31, 2004, we also had 0.4 million subscribers who are enrolled under the second plan and 15.8 million subscribers who are enrolled under the new plan.
      Domestic Long-distance Telephone Service. Our revenues from domestic long-distance service consist of charges for calls placed, charged for the duration, time of day and day of the week a call is placed, and the distance covered by the call. Since January 1998, we have been setting our own rates for domestic long-distance service without approval from the Ministry of Information and Communication.
      The following table summarizes our domestic long-distance rates as of each date on which rates were revised. These charges do not reflect discounts applicable to calls made during off-peak hours or holidays.

	Date of Rate Change(1)

	May 1,		Feb. 10,		Aug. 1,		Dec. 1,		Sept. 1,		Dec. 1,		April 15,		Nov. 1,
	1991		1993		1994		1996		1997		2000		2001		2001

Domestic Long-Distance Charges (per three minutes)(1)(2)
Up to 30 km	W	100	W	100	W	40	W	41.6	W	45	W	45	W	39	W	39
Up to 100 km		400		360		200		183		172		192		192		261
100 km or longer		900		675		313		277		245		252		252		261

(1)	Domestic long-distance calls of up to 30 kilometers are billed on the same basis as local calls. Before April 15, 2001, for domestic long-distance calls in excess of 30 kilometers, a pulse was triggered at the beginning of each call and every 47 seconds for calls up to 100 kilometers or every 33 seconds for calls in excess of 100 kilometers. Commencing April 15, 2001, a pulse was triggered at the beginning of each call and every 30 seconds thereafter. Commencing November 1, 2001, a pulse is triggered at the beginning of each call and every 10 seconds thereafter.

(2)	Rates for domestic long-distance calls in excess of 30 kilometers are currently discounted (by an adjustment in the period between pulses) by 10% on holidays and from 6:00 a.m. to 8:00 a.m. on weekdays, and by 30% from midnight to 6:00 a.m. everyday.
      From September 10, 2002 to December 9, 2002, with the approval from the Ministry of Information and Communication, we also offered an optional flat rate plan for our fixed-line telephone service subscribers who had been our customers since August 1, 2001. Under the optional plan, a subscriber who elected to pay the monthly average of local and domestic long-distance usage amounts previously paid by such subscriber from August 1, 2001 to July 31, 2002 plus an extra charge of Won 1,000 to Won 5,000 each month (depending on average usage amount) is able to make unlimited minutes of local and domestic long-distance calls for up to 12 months from the election date. We obtained an approval from the Ministry of Information and Communication to extend the optional flat rate plan for those subscribers who had previously elected to participate.
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
      We bill outgoing calls made by customers in Korea (and calls made to Korea from foreign countries under our home country direct-dial service) in accordance with our international long-distance rate schedule for the country called. These rates vary depending on the time of day at which a call is placed. We bill outgoing international calls on the basis of one-second increments. Since January 1998, we have been setting our own rates for international long-distance service without approval from the Ministry of Information and Communication.
      We bill outgoing calls (and calls made from Korea through a home country direct-dial service) to the relevant foreign carrier or administration at the applicable settlement rate specified under the agreement with the foreign entity. We have entered into numerous bilateral agreements with foreign carriers and administrations. We negotiate the settlement rates under these agreements with each foreign carrier, subject to Ministry of Information and Communication approval. It is the practice among international carriers for the carrier in the country in which the call is billed to collect payments due in respect of the use of overseas networks. Although we record the gross amounts due to and from us in our consolidated financial statements, we make settlements with most carriers quarterly on a net basis.
      In recent years, we changed the rate structure of our international long-distance telephone service to compete more effectively in the international long-distance market, as well as in the Internet phone service market. We lowered our international long-distance rates applicable to most countries while decreasing discount hours. In addition, we began offering various optional plans at additional monthly fees, including a plan that provides special discounts for calls to pre-designated phone numbers. Our competitors have made comparable adjustments to their international long-distance rates.
      Interconnection. We provide other telecommunications service providers, including mobile operators and other fixed-line operators, interconnection to our fixed-line network.
      Land-to-mobile Interconnection. For a call initiated by a landline user to a mobile service subscriber, we collect from the landline user the land-to-mobile usage charge and remit to the mobile service provider a land-to-mobile interconnection charge. The Ministry of Information and Communication periodically issues orders setting the interconnection charge calculation method applicable to interconnections with mobile service providers.
      For 2000, our payments to cellular and PCS service providers were calculated by taking the actual costs of carrying a call (“Imputed Costs”) of SK Telecom in 1998 and adjusting for several factors including the call volume of mobile service providers. For 2001, our payments were calculated by reducing the per-minute amount applicable to cellular service providers in 2000 by 7.76% and the per-minute amount applicable to PCS service providers in 2000 by 10.75%. In 2002 and 2003, in addition to taking the actual Imputed Costs of SK Telecom, the Ministry of Information and Communication took into consideration additional factors including the call volume of each mobile service provider in determining interconnection charges. Starting in 2004, the Ministry of Information and Communication determines the land-to-mobile interconnection charge by calculating the long-run incremental cost of mobile service providers, taking into consideration technology development and future expected costs.

      The following table shows the interconnection charges we paid per minute (exclusive of value-added taxes) to cellular and PCS operators for landline to mobile calls:

Effective Starting

	May 1,		July 1,		July 1,		January 1,
	2002		2003		2004		2005

SK Telecom	W	on 45.7	W	on 41.0	W	on 31.8	W	on 31.2
KTF(1)	W	on 53.5	W	on 48.0	W	on 47.7	W	on 46.7
LG Telecom	W	on 59.0	W	on 52.9	W	on 58.5	W	on 55.0

(1)	Eliminated in consolidation of financial statements.
      The following table shows the usage charge per minute collected from a landline user for a call initiated by a landline user to a mobile service subscriber:

Effective Starting

	May 1,		July 1,		September 1,
	2002		2003		2004

Weekday	W	on 93.8	W	on 89.0	W	on 87.0
Weekend	W	on 88.9	W	on 84.0	W	on 82.0
Evening(1)	W	on 83.9	W	on 79.2	W	on 77.2

(1)	Evening rates are applicable from 12:00 a.m. to 6:00 a.m. everyday.
      The charges above have been agreed among the parties involved and confirmed by the Ministry of Information and Communication. In order to compensate for the lack of corresponding decrease in the base usage charge per ten seconds in 2001 and the first four months of 2002 which remained at Won 19.0, we agreed with the Ministry of Information and Communication to offer to landline users ten minutes of free calls per month from May 2002 to December 2002 for calls initiated by a landline user to a mobile service subscriber. In addition, in order to compensate for the lack of corresponding decrease in the base usage charge in the first half of 2003, we agreed with the Ministry of Information and Communication to offer to landline users six minutes of free calls per month from July 2003 to December 2003 for calls initiated by a landline user to a mobile service subscriber. Landline users are offered five minutes of free calls per month from September 2004 to November 2005 for calls initiated by a landline user to a mobile service subscriber in order to compensate for the lack of corresponding decrease in the base usage charge from January 2004 to August 2004.
      We recognize as land-to-mobile interconnection revenue the entire amount of the usage charge collected from the landline user and recognize as expense the amount of interconnection charge paid to the mobile service provider.
      Land-to-land and Mobile-to-land Interconnection. For a call initiated by a landline subscriber of our competitor to our fixed-line user, the landline service provider collects from its subscriber its normal rate and remits to us a land-to-land interconnection charge. In addition, for a call initiated by a mobile service subscriber to our landline user, the mobile service provider collects from its subscriber its normal rate and remits to us a mobile-to-land interconnection charge.
      The following table shows the interconnection charge per minute collected for a call initiated by a landline subscriber of our competitor to a landline user, as well as the interconnection charge per minute collected for a call initiated by a mobile service subscriber to a landline user, as determined by the Ministry of Information and Communication:

Effective Starting

	July 1,		January 1,		January 1,		January 1,
	2002		2003		2004		2005

Local land-to-land and mobile-to-land interconnection	W	on 12.7	W	on 11.3	W	on 16.2	W	on 16.5
Long-distance land-to-land and mobile-to-land interconnection(1)	W	on 16.2	W	on 14.9	W	on 17.8	W	on 18.1
Long-distance land-to-land and mobile-to-land interconnection(2)	W	on 20.3	W	on 19.0	W	on 20.5	W	on 20.8

Source: The Ministry of Information and Communication.

(1)	Interconnection between local switching centers and between local switching centers and domestic long-distance switching centers located within 30 kilometers.

(2)	Interconnection involving domestic long-distance switching centers located greater than 30 kilometers away.

Internet Services
      Broadband Internet Access Service. We offer broadband Internet access service that primarily uses existing telephone lines to provide both voice and data transmission. We charge customers of broadband Internet service on a monthly fixed charges. In addition, we charge customers a one time installation fee per site of Won 30,000 and modem rental fee ranging from Won 3,000 to Won 8,000 on a monthly fixed basis. Starting in the third quarter of 2005, we expect the rates we charge for broadband Internet access service to become subject to approval by the Ministry of Information and Communication. The following table summarizes our charges for various broadband Internet services as of March 31, 2005:

	Maximum Speed	Monthly Fee(1)

Megapass Special II	50 Mbps	W	on 45,000
Megapass Special I	20 Mbps	W	on 42,000
Megapass Premium	8/13 Mbps	W	on 40,000
Megapass Lite	4 Mbps	W	on 30,000

(1)	We provide discounts of up to 20.0% for mandatory subscription periods ranging from one to three years.

PCS Service and PCS Handset Sales
      Our operating revenues from PCS service and PCS handset sales are generated through our consolidated subsidiary KTF and our PCS resale service. We derive revenues from PCS service principally from:

•	initial subscription fees;

•	monthly access fees;

•	usage charges for outgoing calls;

•	usage charges for wireless data transmission; and

•	value-added monthly service fees.
      KTF may set these fees and charges, including any promotional rates, without approval from the Ministry of Information and Communication. Like all Korean mobile service providers, KTF does not charge its customers for incoming calls. Instead, KTF receives interconnection charges from us for calls initiated from our fixed-line network to its PCS network (which are eliminated in consolidation) and interconnection charges from other mobile and fixed-line service operators for calls initiated by their subscribers.

      Although KTF provides various rate plans, 22.4% of its subscribers are enrolled in the standard rate plan as of December 31, 2004. Under the standard rate plan, KTF charges an initial subscription fee of Won 30,000, monthly access fee of Won 13,000 and usage charges of Won 18 per ten seconds. KTF’s other rate plans include those that offer a specified number of free airtime minutes per month in return for a higher monthly access fee and those that are geared toward business customers. Our competitors also offer similar plans.
      In order to promote its PCS services, KTF acquires PCS handsets in bulk for resale to its subscribers. KTF and its competitors are restricted from selling handsets to subscribers at prices below the prices at which they purchased the handsets from manufacturers, except in cases of certain PDA phones and W-CDMA phones where the government allows wireless service providers to provide subsidies to subscribers for purchases of handsets.

Data Communication Service
      We charge customers of domestic leased-lines on a monthly fixed-cost basis based on the distance of the leased line, the capacity of the line measured in bits per second (“bps”), the type of line provided and whether the service site is local or long-distance. In addition, we charge customers a one-time installation fee per site ranging from Won 56,000 to Won 1,940,000, depending on the capacity of the line.
Competition
      Under the Telecommunications Basic Law and the Telecommunications Business Law, telecommunications service providers in Korea are currently classified into network service providers, value-added service providers and specific service providers. See “— Regulation.”

Network Service Providers
      All network service providers in Korea are permitted to set the rates for international or domestic long-distance services on their own without Ministry of Information and Communication approval. Many of our competitors have set their rates lower than ours. Currently, we can compete freely with other providers on the basis of rates in all services except for local rates which require advance approval from the Ministry of Information and Communication. Starting in the third quarter of 2005, we expect the rates we charge for broadband Internet access service to become subject to approval by the Ministry of Information and Communication. See “— Regulation.” In all service areas, we compete by endeavoring to provide superior customer service and superior technical quality, taking advantage of our broad customer base and our ability to provide integrated telecommunication services.
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
      Local Telephone Service. We compete with Hanaro and DACOM in the local telephone service business. Hanaro began providing local telephone service in 1999, followed by DACOM in 2004. In addition, the mobile services provided by SK Telecom and the PCS service providers have had a material adverse effect on KT Corporation in terms of our revenues from fixed-line telephone services. We expect this trend to continue. See “Item 5. Operating and Financial Review and Prospects — Item 5.A. Operating Results — Telephone Service Revenues.”

      In recent years, the Ministry of Information and Communication has completed nationwide implementation of local number portability allowing local fixed-line telephone service subscribers to choose a competing local telephone service provider while retaining the same phone number. The gradual implementation of local number portability began in March 2003 and was completed in August 2004. Local number portability may enable Hanaro and DACOM to compete more effectively for our existing customers. As of March 31, 2005, approximately 215 thousand of our subscribers switched to our competitors, and approximately 18 thousand subscribers of our competitors switched to us.
      The following table shows the market share in the local telephone service market in terms of number of subscribers published by the Ministry of Information and Communication as of the dates indicated:

	Market Share (%)

	KT Corporation	Hanaro

December 31, 2002	96.0	4.0
December 31, 2003	95.8	4.2
December 31, 2004	93.8	6.2

Source: The Ministry of Information and Communication.
      Although the local usage charge of our competitors and us is the same at Won 39 per pulse (generally three minutes), our competitors’ non-refundable telephone installation charge and basic monthly charge are lower than ours. Our customers pay a non-refundable telephone installation charge of Won 60,000 and basic monthly charge of up to Won 5,200, depending on location. On the other hand, customers of our competitors pay a non-refundable telephone installation charge of Won 30,000 and a basic monthly charge of up to Won 4,500 depending on location.
      Domestic Long-distance Telephone Service. We compete with DACOM, Onse, Hanaro and SK Telink in the domestic long-distance market. DACOM began offering domestic long-distance service in 1996, followed by Onse in 1999 and Hanaro and SK Telink in 2004.
      The following table shows the market shares in the domestic long-distance market in terms of revenues estimated by us for the years indicated:

	Market Share (%)

	KT Corporation	DACOM	Onse	Hanaro

2002	85.0	10.6	4.4	—
2003	84.3	11.5	4.2	—
2004	84.4	11.0	3.8	0.8

Source: KT Corporation.
      Our competitors and we charge Won 39 per three minutes for domestic long-distance calls up to 30 kilometers. For domestic long-distance calls greater than 30 kilometers, our competitors charge between 2.7% to 5.0% less than us. The following table is a comparison of our standard long-distance usage charges per three minutes with the standard rates of our competitors as of March 31, 2005:

	Market Share (%)

	KT Corporation		DACOM		Onse		Hanaro		SK Telink

Up to 30 kilometers	W	39	W	39	W	39	W	39	W	39
30 kilometers or longer		261		250		254		248		248

Source: KT Corporation.
      International Long-Distance Telephone Service. Three companies, DACOM, Onse and Hanaro, directly compete with us in the international long-distance market. DACOM began offering international long-distance service in 1991, followed by Onse in 1997 and Hanaro in 2004. SK Telink, which only provides

Internet phone service, entered the international long-distance market in 2003 and offers its services at rates lower than those of network-based international long-distance telephone services. The entry of Internet phone service providers and other telecommunications service providers, such as voice resellers, that can offer telecommunications services at rates lower than ours has increased competition in the international long-distance market and adversely affected our revenues and profitability from international long-distance services. See “— Specific Service Providers.”
      The following table shows market shares in the international long-distance market in terms of revenue estimated by us for the years indicated:

	Market Share (%)

	KT Corporation	DACOM	SK Telink	Onse

2002	66.5	22.1	—	11.4
2003	64.4	24.0	1.0	10.6
2004	53.7	23.1	14.7	8.5

Source: KT Corporation.
      Our competitors generally charge less than us for international long-distance calls. The following table is a comparison of our standard long-distance usage charges per one minute with the standard rates of our competitors as of March 31, 2005:

	KT Corporation		DACOM		Onse		Hanaro

United States	W	288	W	288	W	276	W	276
Japan		690		678		672		672
China		996		996		984		984
Australia		1,092		1,086		1,044		1,044
Great Britain		1,008		996		966		966
Germany		948		942		912		912

Source: KT Corporation.
      Broadband Internet Access Service. The Korean broadband Internet access market has experienced significant growth since Korea Thrunet first introduced its HFC-based service in 1998. Hanaro Telecom entered the broadband market in 1999 offering both HFC and ADSL services, and we entered the market with our ADSL services in 1999, followed by Dreamline, Onse and DACOM. In addition, the entry of cable television providers that offer HFC-based broadband Internet access services at rates lower than ours has increased competition in the broadband Internet access market. We expect industry consolidation among our competitors in the near future, and smaller competitors in the broadband market today may become larger competitors. For example, it has been reported that Hanaro has entered into a memorandum of understanding to merge with Korea Thrunet and is currently waiting for a court order ending the court receivership of Korea Thrunet in order to finalize the merger.
      The following table shows the market share in the broadband Internet access market in terms of number of subscribers published by the Ministry of Information and Communication as of the dates indicated:

	Market Share (%)

	KT Corporation	Hanaro	Korea Thrunet	Cable Providers	Others

December 31, 2002	47.3	27.6	12.6	5.2	7.4
December 31, 2003	50.0	24.4	11.6	7.1	6.9
December 31, 2004	51.0	23.1	10.8	9.0	6.1

Source: The Ministry of Information and Communication.

      Our competitors generally charge less than us for broadband Internet access service. The following table is a comparison of fees for our Megapass Lite service with three year mandatory subscription period with fees of our competitors for comparable services as of March 31, 2005:

	KT Corporation		Hanaro		Korea Thrunet		Cable Providers(1)

Monthly subscription fee	W	25,500	W	24,920	W	23,800	W	16,800
Monthly modem rental fee		3,000		3,000		3,000		1,000
Initial installation fee		30,000		30,000		30,000		55,000
Additional installation fee upon moving		10,000		10,000		18,000		55,000

Source: KT Corporation.

(1)	These are fees typically charged by cable providers.
      PCS Service. Competition in the mobile telecommunications industry in Korea is intense among cellular service provider SK Telecom and PCS service providers KTF and LG Telecom. In January 2003, the Ministry of Information and Communication announced its plan to implement mobile number portability, which enables mobile subscribers to switch their service provider while retaining the same mobile phone number. Under the plan, mobile subscribers have been allowed to switch starting in January 2004 for SK Telecom subscribers, July 2004 for KTF subscribers and January 2005 for LG Telecom subscribers. Although KTF has lost some of its subscribers to competitors since July 2004, more subscribers of SK Telecom and LG Telecom have switched to KTF since the implementation of mobile phone number portability. However, this implementation may enable SK Telecom and LG Telecom to compete more effectively for KTF’s existing customers in the future.
      The following table shows the market share in the mobile telecommunications market in terms of number of subscribers as published by the Ministry of Information and Communication as of the dates indicated:

	Market Share (%)

	KTF	SK Telecom	LG Telecom

December 31, 2002	32.0	53.2	14.8
December 31, 2003	31.1	54.5	14.4
December 31, 2004	32.1	51.3	16.6
March 31, 2005	32.5	51.2	16.3

Source: The Ministry of Information and Communication.
      The following table is a comparison of the standard rate plan of KTF with the standard rate plans of its competitors as of March 31, 2005:

	KTF		SK Telecom		LG Telecom

Type of service		PCS		Cellular		PCS
Initial subscription fee	W	30,000	W	55,000	W	30,000
Monthly access fee		13,000		13,000		12,000
Usage charge per 10 seconds		18		20		18

Source: KTF.
      Data Communication Service. We had a monopoly in domestic data communication service until 1994, when DACOM was authorized to provide the leased-line service. In 2004, we estimate that we had a market share of 67.6% in the domestic leased-line market based on revenues, as well as a market share of 54.1% in the international leased-line market in Korea.

Value-Added Service Providers
      Value-added service providers may commence operations following filing of a report to the Ministry of Information and Communication. The scope of business of a value-added service provider includes specific value-added telecommunications activities (other than services reserved for network service providers), such as data communications utilizing telecommunications facilities leased from network service providers.

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

Foreign Competition
      Under the multilateral agreement on basic telecommunications services among the members of the WTO, effective November 27, 1997, the Government of Korea agreed to gradually reduce the restrictions on foreign and individual shareholdings in KT Corporation and other network service providers in Korea. Currently, the Telecommunications Business Law limits aggregate ownership of shares with voting rights (including equivalent securities with voting rights, such as depository certificates and certain other equity interests, and all references to “shares with voting rights” include such equivalent securities) in network service providers (including us) by foreign shareholders to 49.0% of issued shares with voting rights. In addition, the Telecommunications Business Law and the Foreign Investment Promotion Act prohibit a foreign shareholder from being our largest shareholder if such shareholder holds 5.0% or more of our shares. See “— Regulation — Foreign Investment.” While the WTO Agreement enables us to seek foreign investors and strategic partners and to more easily take advantage of opportunities for investments in overseas telecommunications projects, it may also benefit our competitors and further intensify competition in the domestic market.
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

Rates
      Under current regulations implementing the Telecommunications Business Law, a network service provider may set its rates at its discretion, although it must report to the Ministry of Information and Communication the rates and the general terms and conditions for each type of network service provided by it. There is, however, one exception to this general rule: if a network service provider has the largest market share for a specified type of service and its revenue from that service for the previous year exceeds a specific revenue amount set by the Ministry of Information and Communication, it must obtain prior approval from the Ministry of Information and Communication for the rates and the general terms for that service. Each year the Ministry of Information and Communication designates the service providers and the types of services for which the rates and the general terms must be approved by the Ministry of Information and Communication. In 2004, the Ministry of Information and Communication designated us for local telephone service and SK Telecom for cellular service. In June 2005, the Ministry of Information and Communication announced that it plans to designate us for broadband Internet access service. Starting in the third quarter of 2005, we expect the rates we charge and the general terms of our broadband Internet access service to become subject to approval by the Ministry of Information and Communication. The Ministry of Information and Communication, in consultation with the Ministry of Finance and Economy, is required to approve the rates proposed by a network service provider if (1) the proposed rates are appropriate, fair and reasonable and (2) the calculation method for the rates are appropriate and transparent.

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
      The Ministry of Information and Communication’s responsibilities also include:

•	formulating the basic plan for the telecommunications industry;

•	preparing periodic reports to the National Assembly of Korea regarding developments in the telecommunications industry;

•	setting technical standards for all service providers; and

•	promoting technological development and technological standardization.
      The Ministry of Information and Communication may also recommend to network service providers that they invest a percentage of their total annual revenues in research and development or that they contribute to telecommunications research institutes in Korea. In addition, since January 2000, all network service providers (other than regional paging service providers) are obligated to contribute toward the supply of “universal” telecommunications services in Korea. Telecommunications service providers designated as “universal service providers” by the Ministry of Information and Communication are required to provide universal telecommuni-

cations services such as local services, local public telephone services, discount services for persons with disabilities and for certain low-income persons, telecommunications services for remote islands and wireless communication services for ships. We have been designated as a universal service provider. The costs and losses recognized by universal service providers in connection with providing these universal telecommunications services will be shared on an annual basis by all network service providers (other than regional paging service providers), including us, on a pro rata basis based on their respective net annual revenue calculated pursuant to a formula set by the Ministry of Information and Communication.
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
      In addition, starting April 2002, we are required to lease to other companies our fixed-lines that connect subscribers to our network. This system, which is called local loop unbundling, is intended to prevent excessive investment in local loops. This system requires us to lease the portion of our copper lines that represent our excess capacity to other companies upon their request at rates that are determined by the Ministry of Information and Communication based on our cost, and taking into consideration an appropriate rate of return, to enable them to provide voice and broadband services. Revenues from local loop unbundling is recognized as revenues from miscellaneous services.

Korea Communications Commission
      In accordance with the Telecommunications Basic Law, the Korea Communications Commission was established within the Ministry of Information and Communication to:

•	promote fair competition in the telecommunications industry;

•	protect the rights of telecommunications services users; and

•	settle disputes between telecommunications service providers.
      The Korea Communications Commission is composed of up to nine commissioners recommended by the Minister of Information and Communications and appointed by the President of Korea. The Ministry of Information and Communication has established a working bureau in the Korea Communications Commission to support the work of the Korea Communications Commission and intends to make the Korea Communications Commission more independent. We expect that the Korea Communications Commission will become more active in investigating and settling the above mentioned matters.

Foreign Investment
      The Telecommunications Business Law restricts the ownership and control of network service providers by foreign shareholders. Foreigners, foreign governments and “foreign invested companies” may not own more than 49.0% of the issued shares with voting rights of a network service provider, including us, and a foreign shareholder may not become our largest shareholder if such shareholder holds 5.0% or more of our shares. For purposes of the Telecommunications Business Law, the term “foreign invested company” means a company in which foreigners and foreign governments hold 15.0% or more shares with voting rights in the aggregate and a foreigner or a foreign government is the largest shareholder, provided, however, that such company will not be counted as a foreign shareholder for the purposes of the above-referenced 49.0% limit if it holds less than 1.0% of our total issued and outstanding shares with voting rights. As of December 31, 2004, 49.0% of our common shares were owned by foreign investors. In the event that a network service provider violates the shareholding restrictions, its shareholders cannot exercise voting rights for their shares in excess of such limitation, and the Ministry of Information and Communication may require corrective measures be taken to comply with the ownership restrictions. There is no restriction on foreign ownership for specific service providers and value-added service providers.

Individual Shareholding Limit
      The Privatization Law ceased to apply to us in August 2002, and ceiling on individual shareholding specified in the articles of incorporation has been eliminated.
      Under the Telecommunications Business Law, a foreign shareholder who holds 5.0% or more of our total shares is prohibited from becoming our largest shareholder. However, any foreign shareholder who held 5.0% or more of our total shares and was our largest shareholder on or prior to May 9, 2004 is exempt from the regulations, provided that such foreign shareholder may not acquire any more of our shares. In addition, under the Telecommunications Business Law, the Ministry of Information and Communication may, if it deems it necessary to preserve substantial public interests, prohibit a foreign shareholder from being our largest shareholder. In addition, the Foreign Investment Promotion Act prohibits any foreign shareholder from being our largest shareholder, if such shareholder owns 5.0% or more of our Shares with voting rights. In the event that any foreigner or foreign government acquires our shares in violation of the above provisions, the Telecommunications Business Law restricts such foreign shareholder from exercising his or her voting rights with respect to common shares exceeding such threshold. The Ministry of Information and Communication may also order us or the foreign shareholder to take corrective measures in respect of the excess shares within a specified period of six months or less.
Relationship with the Government

Government as Shareholder
      Before 1993, the Government owned all of our shares. Since 1993, the Government has gradually reduced its ownership and completed the disposition of its ownership interest in us in May 2002.

Government as Regulator
      Under Korean law, the Government, primarily through the Ministry of Information and Communication, has authority to regulate all aspects of our activities. Currently, our telecommunications rates for local telephone service are subject to Ministry of Information and Communication’s approval. See “— Regulation.” The form of our standard agreement for providing local network service and each of our agreements for interconnection with other service providers are also subject to the Ministry of Information and Communication’s approval. In addition, we are required to furnish reports relating to our business and affairs to the Ministry of Information and Communication and from time to time consult with Ministry of Information and Communication officials on these matters. See “— Regulation.”

Government as Customer
      The Government purchases services from us on an arm’s-length basis. The rates charged to the Government for our services are the same as those charged to the public.

Contributions to Government
      We make contributions to the Ministry of Information and Communication, primarily to its Information and Telecommunication Improvement Fund. Our contributions amounted to Won 69 billion in 2002, Won 63 billion in 2003 and Won 74 billion in 2004. See Note 32 to the Consolidated Financial Statements.
Customers and Customer Billing
      We charge residential subscribers and business subscribers the same rates for services provided. We bill all of our customers on a monthly basis. Our customers may make payment at either payment points such as local post offices, banks or our service offices, through a direct-debit service that automatically deducts the monthly payment from a subscriber’s designated bank account, or through a direct-charge service that automatically charges the monthly payment to a subscriber’s designated credit card account. In Seoul, approximately 65.0% of our subscribers pay through the direct-debit service. Subscribers who incur charges in an amount greater than the amount deposited at initial installation receive a notice of payment from us and if such charges are not paid after the notice, we cease to provide outgoing service to such subscribers after a period of time determined by, among other things, their credit history. If charges are still not paid after outgoing service is cut off, we cease all services to such subscribers after a period of time determined by the head of our relevant regional office. After service is ceased, we transfer the account to a collection agency and the overdue charges that are not collected by the collection agency are written off.
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
Insurance
      We carry insurance against loss or damage to all significant buildings and automobiles. Except for our insurance coverage of our satellites and Internet data centers, we do not carry insurance covering losses to outside plant or to equipment because we believe the cost of such insurance is excessive and the risk of material loss or damage is insignificant. We do not have any provisions or reserves against such loss or damage.
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
      Our principal fixed asset is our integrated telecommunications network that consists of exchanges and transmission equipment, access lines, backbone network, and PCS network of KTF. In addition, we own buildings and real estate throughout Korea.
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
      All of our exchanges are fully automatic. We completed replacement of all electromechanical analog exchanges with digital exchanges on June 9, 2003 in order to provide higher speed and larger volume services. We had 25.6 million lines connected to local exchanges and 2.1 million lines connected to toll exchanges as of December 31, 2004.

Access Lines
      As of December 31, 2004, we had 25.6 million access lines installed, which allow us to reach virtually all homes and businesses in Korea. As part of our broadband deployment strategy, we have upgraded many of our access lines by equipping them with broadband capability using xDSL technology. As of December 31, 2004, we had approximately 6.1 million broadband lines that enable us to deliver high-speed Internet access and multimedia content to our customers.

Domestic Backbone
      Our domestic fiber network consisted of 133 thousand kilometers of fiber as of December 31, 2004. Our network is based on a synchronous digital hierarchy (SDH) architecture, which allows for instantaneous re-routing and reduced failure in the event of a fiber cut. In addition, SDH offers better reliability and performance for optical fiber transmission at a lower operating cost. In certain parts of our SDH network we have installed dense wavelength division multiplexing (DWDM) equipment. DWDM technology allows the combination of data from multiple signals on an optical fiber by carrying each signal on a separate wavelength, and substantially improving bandwidth efficiency.
      Our extensive domestic long-distance network is supplemented by our fully digital domestic microwave network, which consists of 56 relay sites and 6 satellite earth stations.

International Long-Distance Network
      Our international long-distance network infrastructure consists of both submarine cables and satellite transmission systems, which link our national network directly to 114 telecommunications service providers in 74 international destinations.
      International calls are routed between Korea and international destinations through our four international switching centers, two of which are located in Seoul, while the other two are located in Daejeon and Busan. Each center had four international gateway switches with a combined simultaneous call capacity of approximately 25,000 calls per second as of December 31, 2004.
      In order to supplement the capacity of our cable and microwave networks and enhance our domestic long-distance and broadcasting services, we operate two telecommunications satellites, Koreasat 2 and 3, launched in 1996 and 1999, respectively. The two satellites are due to reach the end of their normal operational lives in 2006 and 2014, respectively. We are planning to launch Koreasat 5 in the summer of 2006 to replace Koreasat 2. Koreasat 5 will be a telecommunication satellite with 24 transponders and an expected useful life of approximately 15 years. See “— Item 4.B. Business Overview — Our Services — Satellite Services” and “— International Submarine Cable Networks.”

PCS Networks
      PCS network architecture of KTF includes the following components:

•	cell sites, which are physical locations equipped with base transceiver stations consisting of transmitters, receivers and other equipment used to communicate through radio channels with subscribers’ mobile telephone handsets within the range of a cell;

•	base station controllers, which connect to and control, the base transceiver stations;

•	mobile switching centers, which in turn control the base station controllers and the routing of telephone calls; and

•	transmission lines, which connect the mobile switching centers, base station controllers, base transceiver stations and the public switched telephone network.

      The following table lists selected information regarding PCS networks of KTF as of December 31, 2004:

Mobile switching centers	28
Base station controllers	518
Base transceiver stations	13,627
Indoor and outdoor repeaters	157,580
Population coverage of 2.0 generation network	98%
Population coverage of 2.5 generation network	87%
Population coverage of 3.0 generation (W-CDMA) network	27%
      Through our consolidated subsidiary KTF, we have 20 MHz of bandwidth in the 1,800 MHz spectrum to provide PCS services based on CDMA wireless network standards and another 20 MHz of bandwidth in the 2,000 MHz spectrum to provide IMT-2000 services based on W-CDMA wireless network standards. We have also installed an intelligent network on our mobile network infrastructure to enable us to provide a wide range of advanced call features and value-added services.
      We have been upgrading our digital networks to provide 2.5 generation and IMT-2000 multimedia services. Toward this effort, we have installed 3,086 IS-95C and 2,899 EV-DO base transceiver stations as of December 31, 2004. We expect to install an additional 130 EV-DO base transceiver stations in 2005.

International Submarine Cable Networks
      International long-distance traffic is handled by telecommunications satellites and submarine cables. Because of the high cost of laying a submarine cable, the usual practice is for multiple carriers to jointly commission a new cable and share the costs and the capacity.
      We own interests in several international fiber optic submarine cable networks, including:

•	a 20.9% interest in the 1,762-kilometer R-J-K fiber optic submarine cable network connecting Korea, Japan and Russia, completed in January 1995;

•	a 2.3% interest in the 12,083-kilometer Asia Pacific Cable Network connecting Korea, Japan and Hong Kong with six Southeast Asian countries and Australia, completed in January 1997;

•	a 1.4% interest in the 29,000-kilometer Fiber Optic Link Around the Globe network connecting Korea, Southeast Asia, the Middle East and Europe, completed in April 1997;

•	a 2.0% interest in the 39,000-kilometer Southeast Asia-Middle East-Western Europe 3 Cable Network linking 34 countries, completed in December 1999;

•	a 6.7% interest in the 30,444-kilometer China-U.S. Cable Network linking Korea, China, Japan, Taiwan and the United States, completed in January 2000;

•	a 3.8% interest in the 19,000-kilometer Asia Pacific Cable Network 2 connecting Korea, China, Japan, Taiwan, Hong Kong, Philippines, Singapore and Malaysia, to be completed in September 2001; and

•	a 20.0% interest in the 500-kilometer Korea-Japan Cable Network linking Korea and Japan, completed in March 2002.
      We have also invested in 17 other international fiber optic submarine cables around the world.
Item 5.     Operating and Financial Review and Prospects

Item 5.A.	Operating Results
Overview
      We are an integrated provider of telecommunications services. Our principal services include fixed-line telephone services, Internet services including broadband Internet access service, PCS service through our consolidated subsidiary and data communication service. The principal factors affecting our revenues from these services have been our rates for, and the volume of usage of, these services, as well as the number of subscribers. For information on rates we charge for telephone services, see “Item 4. Information on the Company — Item 4.B. Business Overview — Revenues and Rates — Telephone Services.”
      Historically, our revenues were derived principally from telephone services which consist of local, domestic long-distance and international long-distance services and land-to-mobile interconnection service. In recent years we have been deriving an increasing portion of our operating revenues from Internet services, PCS service and other telecommunications services.
      The following table shows, for each of the years in the three-year period ended December 31, 2004, our operating revenues, expenses and operating income determined in accordance with Korean GAAP, and each amount as a percentage of total operating revenues.

	Year Ended December 31,

	2002			2003			2004

			(Percentage			(Percentage			(Percentage
	(In		of total	(In		of total	(In		of total
	billions of		operating	billions of		operating	billions of		operating
	Won)		revenues)	Won)		revenues)	Won)		revenues)

Operating revenues:
Telephone services:
Local service	W	2,897	17.6%	W	3,026	18.8%	W	2,975	17.4%
Non-refundable service installation fees		251	1.5		125	0.8		79	0.5
Domestic long-distance service		1,061	6.5		932	5.8		854	5.0
International long-distance service		534	3.3		451	2.8		420	2.5
Land-to-mobile interconnection		2,152	13.1		2,075	12.9		1,861	10.9

Sub-total		6,895	42.0		6,611	41.1		6,189	36.3

Internet services:
Broadband Internet access service		1,572	9.6		1,885	11.8		2,135	12.5
Miscellaneous Internet-related services		418	2.5		485	3.0		472	2.8

Sub-total		1,990	12.1		2,370	14.8		2,607	15.3

PCS service		4,127	25.1		4,164	25.9		4,800	28.1
Sale of goods		1,367	8.3		1,154	7.2		1,755	10.3
Others:
Data communication service		1,262	7.7		1,084	6.7		963	5.6
Satellite service		124	0.8		120	0.8		119	0.7
Miscellaneous(1)		673	4.1		566	3.5		636	3.7

Sub-total		2,059	12.5		1,769	11.0		1,718	10.0

Total operating revenues		16,437	100.0		16,068	100.0		17,068	100.0

Operating expenses:
Salaries and related costs		3,089	18.8		3,710	23.1		2,737	16.0
Depreciation and amortization		3,797	23.1		3,757	23.4		3,797	22.2
Other operating and maintenance(2)		7,170	43.6		6,778	42.2		8,054	47.2

Total operating expenses		14,056	85.5		14,245	88.7		14,588	85.5

Operating income		2,381	14.5		1,823	11.3		2,481	14.5

(1)	Includes revenues from system and network integration services, KTH and real estate-related service.

(2)	For a breakdown of other operating and maintenance expenses, see “— Item 5.A. Operating Results — Other Operating and Maintenance Expenses.”
      We have two reportable operating segments — a wireline communications segment and a PCS services segment. Wireline communications include all services provided to fixed-line customers, including local, domestic long-distance and international long-distance telephone service, interconnection service, Internet services and data communication service. The revenues for the PCS services segment include sales of PCS handsets. Our operations such as submarine cable construction and group telephone management that are provided by some of our consolidated subsidiaries are included in the “Miscellaneous” segment. The revenues from the “Miscellaneous” segment are included in “Miscellaneous” in the above table.
      One of the major factors contributing to our historical performance was the growth of the Korean economy, and our future performance will depend at least in part on Korea’s general economic growth and prospects. For a description of recent developments that have had and may continue to have an adverse effect on our results of operations and financial condition, see “Item 3. Key Information — Item 3.D. Risk Factors — Korea is our most important market, and our current business and future growth could be materially and adversely affected if economic conditions in Korea deteriorate.” A number of other developments have had a material impact on our results of operations, financial condition and capital expenditures. These developments include:

•	developing and implementing IMT-2000 services;

•	stock swap transactions with SK Telecom;

•	employee reductions and payment of severance and retirement benefits;

•	changes in the rate structure for interconnection;

•	changes in the rate structure for local, domestic long-distance and international long-distance telephone services; and

•	fines imposed by the Fair Trade Commission.
      As a result of these factors, our financial results in the past may not be indicative of future results or trends in those results.

Developing and Implementing IMT-2000 Services
      We acquired the right to purchase one of three licenses to provide IMT-2000 services on December 15, 2000, as a member of a consortium of companies including KT Corporation and KTF. In March 2001, KT ICOM, a company created by the consortium to offer IMT-2000 services, paid half of the Won 1.3 trillion license fee payable to the Ministry of Information and Communication. KTF, which subsequently merged with KT ICOM, is currently obligated to pay the remaining Won 650 billion over a period of five years starting in 2007 as follows: Won 90 billion in 2007, Won 110 billion in 2008, Won 130 billion in 2009, Won 150 billion in 2010 and Won 170 billion in 2011. The Ministry of Information and Communication also charges interest rates of three-year Government bonds minus 0.75% on these amounts until they are paid, which are currently accruing.
      IMT-2000 presents risks and challenges to our business, any or all of which if realized or not addressed may have a material adverse effect on our financial condition and results of operations. We expect KTF to leverage its existing PCS network and 2.5-generation technology to minimize its capital expenditures and other costs related to developing IMT-2000 services. However, we believe KTF will still require significant amounts of research and development and capital expenditures to build out its IMT-2000 network. KTF began trial service of its IMT-2000 services in metropolitan Seoul and parts of Gyunggi Province in December 2003, and KTF is planning to offer IMT-2000 services in 45 cities by December 2006. KTF and its competitors may, however, delay the nationwide roll-out of third-generation services if there are unfavorable market conditions and weak service demand.

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

Employee Reductions and Payment of Severance and Retirement Benefits
      We paid interim settlement of retirement and severance benefits of Won 1,741 billion in 2000 and Won 745 billion in 2001 to our employees for all accrued retirement and severance benefits as of June 20, 1999. Starting July 1, 1999, we record a lump-sum retirement and severance benefit to employees who have been employed by us for more than one year when they leave, in which employees receive one month’s salary and wages for each year of service. From time to time, we also sponsor voluntary early retirement programs where we provide additional financial incentives for our employees to retire early, as part of our efforts to improve operational efficiencies. In 2002, a total of 166 employees retired under our voluntary early retirement plan. The aggregate amount of retirement and severance benefits paid in 2002 was Won 43 billion. In 2003, a total of 6,279 employees retired under our voluntary early retirement plan, including 5,497 employees under a special program in September 2003. The aggregate amount of retirement and severance benefits paid in 2003 was Won 1,021 billion. In 2004, another 346 employees retired under our voluntary early retirement plan. The aggregate amount of retirement and severance benefits paid in 2004 was Won 94 billion. See “Item 6. Directors, Senior Management and Employees — Item 6.D. Employees — The Voluntary Early Retirement Programs” and Note 17 to the Consolidated Financial Statements.

A Change in the Rate Structure for Interconnection
      On December 12, 2002, the Ministry of Information and Communication issued an order revising the interconnection charge calculation method applicable beginning January 2002. In particular, the Ministry of Information and Communication lowered the base usage charge collected from a landline user for a call initiated by a landline user to a mobile service subscriber. As a result, the base usage charge per minute collected from a landline user for a call initiated by a landline user to a mobile service subscriber on a weekday decreased from Won 93.8 as of May 1, 2002 to Won 89.0 as of July 1, 2003 and Won 87.0 as of September 1, 2004. We expect these changes in the rate structure to have a negative impact on our land-to-mobile interconnection revenues. Revenues from land-to-mobile interconnection accounted for 10.9% of our operating revenues in 2004, compared to 12.9% in 2003. See “Item 4. Information on the Company — Item 4.B. Business Overview — Revenues and Rates — Telephone Services — Interconnection.”

Changes in the Rate Structure for Local, Domestic Long-distance and International Long-distance Telephone Services
      Periodically, we change our rate structure for fixed-line telephone services. In recent years, we have lowered usage charges of local, domestic long-distance and international long-distance calls while increasing the basic monthly charges, as well as offered an optional flat rate plan for our fixed-line subscribers. Such adjustments in the rate structure have had a positive effect on our financial condition by increasing the portion of fixed income and stabilizing our cash flow. In addition, because the growing use of mobile telecommunications services has decreased the usage of our fixed-line telephone services, we believe we are able to maximize our revenues from fixed-line telephone services by adjusting the rate structure so as to increase our basic monthly charges. For a discussion of adjustments in our rate structure, see “Item 4. Information on the Company — Item 4.B. Business Overview — Revenues and Rates — Telephone Services.”

Fines for Unfair Collaborative Practices Imposed by the Fair Trade Commission
      In July 2004, the Fair Trade Commission began an antitrust investigation into alleged unfair collaborative practices of us, Hanaro, DACOM and Onse in local, domestic long-distance and international long-distance telephone service markets, as well as in broadband Internet access and Internet leased line service markets. On May 25, 2005, the Fair Trade Commission imposed fine of Won 116 billion on us, claiming that we engaged in unfair collaborative practices in local telephone and Internet leased line service markets. We plan to file for judicial review of administrative action, but we cannot give any assurance that the ultimate outcome of the lawsuit or related future actions will be favorable to us or reduce the amount of fine imposed on us. As a result of the ruling by the Fair Trade Commission, we have recorded Won 116 billion as taxes and dues under operating expenses in the second quarter of 2005. There is a possibility that we may also face class action or individual lawsuits from some of our customers stemming from the May 2005 ruling by the Fair Trade Commission, and we cannot provide any assurance that the ultimate outcome of any such lawsuits will be favorable to us or that they will not have a material adverse effect on our financial condition or results of operations. See “Item 8. Financial Information — Item 8.A. Consolidated Statements and Other Financial Information — Legal Proceedings.”
Critical Accounting Estimates
      The following discussion and analysis is based on our consolidated financial statements, which have been prepared in accordance with Korean GAAP. Korean GAAP varies in certain significant respects from accounting principles generally accepted in the United States of America. We have summarized these differences and their effect on our stockholders’ equity as of December 31, 2003 and 2004 and the results of our operations for each of the years in the three-year period ended December 31, 2004, in Note 36 to the Consolidated Financial Statements.
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
      The fundamental objective of financial reporting is to provide useful information that allows a reader to comprehend our business activities. To aid in that understanding, our management has identified “critical accounting estimates.” These estimates have the potential to have a more significant impact on our financial statements, either because of the significance of the financial statement item to which they relate, or because they require judgment and estimation due to the uncertainty involved in measuring, at a specific point in time, events which are continuous in nature.
      These critical accounting estimates include:

•	allowances for doubtful accounts;

•	useful lives of property, plant and equipment;

•	impairment of long-lived assets including the IMT-2000 frequency usage right;

•	impairment of investment securities; and

•	income taxes

Allowances for doubtful accounts
      Allowance for doubtful accounts is our best estimate of the amount of probable credit losses in our existing notes and accounts receivable. We determine the allowance for doubtful notes and accounts receivable based on an analysis of portfolio quality and historical write-off experience. Account balances are charged off against the allowance when all means of collection have been exhausted and the potential for recovery is considered remote. Our past experience shows that the possibility of collection is remote after three years of collection effort.
      Changes in the allowances for doubtful accounts for each of the years in the three-year period ended December 31, 2004 are summarized as follows:

	2002		2003		2004

	(In millions of Won)
Balance at beginning of year	W	330,345	W	430,066	W	646,273
Increase due to the changes of consolidated subsidiaries		483		65		—
Provision		194,288		363,774		287,073
Write-offs		(95,050)		(147,632)		(230,711)

Balance at end of year	W	430,066	W	646,273	W	702,635

      If economic or specific industry trends change, we would adjust our allowances for doubtful accounts by recording additional expense or benefit. Our study shows that a 5.0% decrease or increase in the historical write-off experience would increase or decrease the provision for doubtful accounts by approximately Won 66 billion.

Useful lives of property, plant and equipment
      Property, plant and equipment are depreciated based on the useful lives disclosed in Note 2(h) to the Consolidated Financial Statements. Generally, the useful lives are estimated at the time the asset is acquired and are based on historical experience with similar assets as well as taking into account anticipated technological or other changes. In certain cases and as permitted under Korean GAAP, those useful lives used for accounting purpose are different from the estimated economic lives of the related asset. In addition, the estimated lives of certain other assets, including underground access to cable tunnels, and concrete and steel telephone poles are based on rates established by a ruling by the Korean National Tax Service (which is also applicable under Korean GAAP). If technological changes were to occur more rapidly than anticipated or in a different form than anticipated, the useful lives assigned to these assets may need to be shortened, resulting in the recognition of increased depreciation expense in future periods. For example, effective January 1, 2005, we reduced the useful life of certain assets related to broadband Internet access and Nespot services from six years to three years as a result of rapid technology development. Such adjustment is expected to increase our depreciation expense by approximately Won 44 billion in 2005. A decrease in useful life by one year of our property, plant and equipment would result in an increase of depreciation expense of approximately Won 405 billion.

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
      Our intangible assets include the IMT-2000 frequency usage right, which has a contractual life of 15 years and is amortized from the date commercial service is initiated through the end of its contractual life. We started to amortize this frequency usage right on December 1, 2003. Because IMT-2000 presents risks and challenges to our business, any or all of which, if realized or not properly addressed, may have a material adverse effect on our financial condition and results of operations, we review the IMT-2000 frequency usage right for impairment on an annual basis. In connection with our review, we utilize the estimated long-term revenue and cash flow forecasts developed as part of our planning process and assumptions on terminal value. The use of different assumptions within our cash flow model could result in different amounts for the IMT-2000 frequency usage right. The results of our review using the testing method described above did not indicate any need to impair the IMT-2000 frequency usage right for 2004.

Impairment of investment securities
      For investments in companies, whether or not publicly held, that are not controlled, but under our significant influence, we utilize the equity method of accounting. Under the equity method of accounting, our initial investment is recorded at cost and is subsequently increased to reflect our share of the investee income and reduced to reflect our share of the investee losses or dividends received. Any excess in our acquisition cost over our share of the investee’s identifiable net assets is generally recorded as investor-level goodwill or other intangibles and amortized by the straight-line method over the estimated useful life. The amortization of goodwill is recorded against the equity income (losses) of affiliates.
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
      We currently own 48.7% of KTF. Under Korean GAAP, an entity is required to be consolidated with the holding entity if the holding entity is the largest shareholder of the entity and owns more than 30.0% of the entity’s equity. Accordingly, we consolidate KTF under Korean GAAP. However, under U.S. GAAP, KTF is accounted for as an investment under the equity method of accounting.
      KTF is a publicly held company which trades on the Stock Market Division of the Korea Exchange in Korea. Using the testing method described above, in considering whether our investment in KTF is other-than-temporarily impaired, we compare the closing price of the KTF shares with our carrying value.
      For the year ended December 31, 2002 and 2003, we recognized an impairment loss amounting to Won 663 billion and Won 790 billion, respectively, relating to KTF under U.S. GAAP, principally due to our conclusion that the decline of the KTF stock price merited such an impairment. If the quoted market value of KTF continues to decline, we may be required to record additional impairment losses. For the year ended December 31, 2004, we did not recognize any impairment loss in connection with KTF as the quoted market value of KTF exceeded the carrying value.

Income Taxes
      We are required to estimate the amount of tax payable or refundable for the current year and the deferred income tax liabilities and assets for the future tax consequences of events that have been reflected in our financial statements or tax returns. This process requires management to make assessments regarding the timing and probability of the tax impact. Actual income taxes could vary from these estimates due to future changes in income tax law or unpredicted results from the final determination of each year’s liability by taxing authorities.

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
      In 2001, KT M.com merged with and into KTF. As a result of KT M.com’s operating performance in 2001 as well as a change in tax regulations, KTF was able to utilize KT M.com’s loss carryforward as a benefit to income tax expense in the amount of Won 45 billion in 2002, Won 40 billion in 2003 and Won 34 billion in 2004. In addition, KTF further reduced its valuation allowance by Won 13 billion as of December 31, 2004 for the portion of the net operating loss that KTF estimates it will utilize in 2005. As of December 31, 2004, KTF’s remaining loss carryforwards were Won 132 billion, all of which will expire in 2005.
      Having concluded that it is not probable that we would be able to realize the tax benefit of our equity in losses of affiliates within the near future, mainly from KTF’s goodwill amortization expense, we wrote off the related deferred income tax assets in the amount of Won 134 billion in 2003 and Won 170 billion in 2004 by taking a charge to deferred income tax expense under Korean GAAP. However, under U.S. GAAP, we did not recognize valuation allowance. For an investment in an equity method investee, there is no prescribed time limit with respect to the realization of a deferred tax asset, provided that the tax basis exceeds its book basis under U.S. GAAP.
Operating Results

Telephone Service Revenues
      Local Service Revenues. Local service revenues include basic monthly charges and monthly usage charges from local telephone service and revenues from other value-added services, including local telephone directory assistance, call waiting and caller identification services. In addition, we charge interconnection fees to fixed-line competitors and mobile service providers whenever fixed-line competitors and mobile service providers use our local network in providing their services. Basic monthly charges vary depending on the location of the customer and the telephone installation charge system selected by the customer, and monthly usage charges are based on the number of call pulses. Service revenues from local service vary principally depending on the number of lines in service, the number of new lines placed in service, rates and the volume of calls. All lines in service are subject to measured service under which call pulses are a function of the number of calls made, each call’s duration and the time of day at which each call is made. Revenues from local calls placed from public telephones are also included in local service revenues.
      In 2003, we had local service revenues of Won 3,026 billion, representing an increase of 4.5% compared to 2002 local service revenues of Won 2,897 billion. The increase in local service revenues in 2003 was due principally to the implementation of our optional flat rate plan, which more than offset a 12.1% decrease in the number of local call pulses in 2003 compared to 2002 attributable principally to the continued increase in usage of mobile telephone services and the Internet. See “— Overview — Changes in the Rate Structure for Local, Domestic Long-distance and International Long-distance Telephone Services.”
      In 2004, we had local service revenues of Won 2,975 billion, representing a decrease of 1.7% compared to 2003 local service revenues. The decrease in local service revenues in 2004 was due principally to a 12.8% decrease in the number of local call pulses in 2004 compared to 2003, which was attributable to the continued increase in usage of mobile telephone services and the Internet. Effects from such decrease were partially mitigated by our optional flat rate plan.
      Non-refundable Service Installation Fee. We implemented a new telephone installation charge system on April 15, 2001, pursuant to which new customers who did not previously subscribe to our local service must pay a Won 60,000 non-refundable installation fee. We also recognize such non-refundable installation fee as revenue. See “Item 4. Information on the Company — Item 4.B. Business Overview — Revenues and

Rates — Telephone Services — Local Telephone Service.” We recognized as revenue Won 251 billion in non-refundable service installation fees in 2002, Won 125 billion in 2003 and Won 79 billion in 2004.
      Domestic Long-distance Revenues. Service revenues from domestic long-distance service depend on rates, the number of call minutes, and the distance and the time of day each call is made. In addition, we charge interconnection fees to fixed-line competitors, mobile service providers and voice resellers whenever they use our domestic long-distance network in providing their services. Domestic long-distance revenues include revenues from domestic long-distance calls placed from public telephones. Revenues from domestic long-distance service have decreased in recent years and are accounting for a smaller portion of our total operating revenues, decreasing from 6.5% of our total operating revenues in 2002 to 5.0% in 2004.
      In 2003, we had domestic long-distance revenues of Won 932 billion, representing a decrease of 12.2% from 2002 domestic long-distance revenues. The decrease in domestic long-distance revenues in 2003 was due principally to a reduction in interconnection fees we charge to others for utilizing our domestic long-distance network in providing their services, and, to a lesser extent, a 0.7% decrease in the number of domestic long-distance call minutes in 2003 compared to 2002. The decrease in call minutes was due principally to the substitution effect of increased mobile telephone and Internet usage.
      In 2004, we had domestic long-distance revenues of Won 854 billion, representing a decrease of 8.4% from 2003 domestic long-distance revenues. The decrease in domestic long-distance revenues in 2004 was due principally to a 11.7% decrease in the number of domestic long-distance call minutes in 2004 compared to 2003. The decrease in call minutes was due principally to the substitution effect from increase in usage of mobile telephone services and the Internet.
      International Long-distance Revenues. Service revenues from international long-distance service consist of:

•	amounts we bill to our customers for outgoing calls made to foreign countries (including customers who make calls to Korea from foreign countries under our home country direct-dial service);

•	amounts we bill to foreign telecommunications carriers and administrations for connection to the Korean telephone network in respect of incoming calls;

•	amounts we charge to fixed-line competitors, mobile service providers and voice resellers as interconnection fees for using our international network in providing their services; and

•	other revenues, including revenues from international calls placed from public telephones and international leased lines.
      Outgoing calls made by customers in Korea (and by customers from foreign countries under our home country direct service) are billed in accordance with our rate schedule for the country called, which rates vary depending on the time of day when a call is placed. Incoming calls are billed by us to the relevant foreign carrier or administration at the applicable settlement rate specified under the relevant agreement with the foreign entity. International long-distance calls to and from the United States, Japan and China in the aggregate accounted for approximately 58.5% of our total international long-distance call minutes in 2004. See “Item 4. Information on the Company — Item 4.B. Business Overview — Our Services — Telephone Services — Fixed-line Telephone Services.”
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
      In 2004, we had international long-distance revenues of Won 420 billion, representing a decrease of 6.9% compared to 2003 international long-distance revenues. Our international long-distance revenues decreased in 2004 primarily due to lower rates resulting from increased competition in 2004, which more than offset effects from a 4.1% increase in the number of international long-distance call minutes in 2004 compared to 2003.

      Land-to-mobile Interconnection Revenues. When a landline user initiates a call to a mobile subscriber, we record the entire amount of the usage charges for these calls in land-to-mobile interconnection revenues and pay an interconnection charge to the relevant mobile service provider. See “Item 4. Information on the Company — Item 4.B. Business Overview — Revenues and Rates — Telephone Services — Interconnection.”
      In 2003, we had land-to-mobile interconnection revenues of Won 2,075 billion, representing a decrease of 3.6% from 2002 interconnection revenues, primarily due to lower land-to-mobile interconnection rates in 2003 compared to 2002, as well as increased volume of calls between mobile subscribers which had the effect of lowering call volume from landline users to mobile subscribers.
      In 2004, we had land-to-mobile interconnection revenues of Won 1,861 billion, representing a decrease of 10.3% from 2003 interconnection revenues, primarily due to a decrease in the usage charge which are collected by us as land-to-mobile interconnection fees, as well as increased volume of calls between mobile subscribers which had the effect of lowering call volume from landline users to mobile subscribers.

Internet Service Revenues
      Broadband Internet access service is accounting for an increasing portion of our total operating revenues since we began offering the service in June 1999. Broadband Internet access service accounted for 79.0% of our Internet service revenues in 2002, 79.5% in 2003 and 81.9% in 2004. Miscellaneous Internet-related services include broadband Internet connection service to institutional customers under the “Kornet” brand name and services provided by our Internet data centers and bizmeka.com.
      Broadband Internet Access Service Revenues. Broadband Internet access service revenues include basic monthly charges for fixed-line broadband service and wireless LAN service, as well as applicable one-time installation fees. We do not charge usage fees to our subscribers of broadband Internet access service.
      Broadband Internet access service revenues increased by 19.9% to Won 1,885 billion in 2003 compared to 2002 primarily due to continued increase in our broadband Internet access subscribers, as well as subscribers of our wireless LAN service.
      Broadband Internet access service revenues increased by 13.3% to Won 2,135 billion in 2004 compared to 2003, primarily due to continued increase in our broadband Internet access subscribers and subscribers of our wireless LAN service.
      Miscellaneous Internet-related Service Revenues. Miscellaneous Internet-related service revenues increased by 16.0% to Won 485 billion in 2003 compared to 2002, primarily due to increased revenues from bizmeka.com and our other Internet-related value added services.
      Miscellaneous Internet-related service revenues decreased by 2.7% to Won 472 billion in 2004 compared to 2003.

PCS Revenues
      Our revenues from PCS service are generated through our consolidated subsidiary KTF and our PCS resale service. We derive revenues principally from:

•	initial subscription fees;

•	monthly access fees;

•	usage charges for outgoing calls;

•	usage charges for wireless data transmission; and

•	value-added monthly service fees.
      PCS service revenues increased by 0.9% to Won 4,164 billion in 2003 compared to 2002, primarily due to a 1.1% increase in the number of subscribers, including the resale subscribers of KT Corporation, to

10.4 million subscribers as of December 31, 2003 compared to 10.3 million as of December 31, 2002. The average monthly revenue per subscriber of KTF decreased to Won 38,539 in 2003 from Won 38,694 in 2002.
      PCS service revenues increased by 15.3% to Won 4,800 billion in 2004 compared to 2003, primarily due to a 12.3% increase in the number of subscribers, including the resale subscribers of KT Corporation, to 11.7 million subscribers as of December 31, 2004 compared to 10.4 million as of December 31, 2003. The average monthly revenue per subscriber of KTF increased to Won 39,890 in 2004 from Won 38,539 in 2003.

Sale of Goods
      Our revenues from sale of goods are generated primarily through sale of PCS handsets through our consolidated subsidiary KTF and our PCS resale service and sale of specially designed handsets.
      Revenues from sale of goods decreased by 15.6% to Won 1,154 billion in 2003 compared to 2002 primarily due to a decrease in the number of handsets purchased by PCS service subscribers.
      Revenues from sale of goods increased by 52.1% to Won 1,755 billion in 2004 compared to 2003, primarily due to an increase in the number of PCS handsets purchased by former SK Telecom subscribers who switched to KTF.

Other Revenues
      Other revenues consist primarily of revenues from data communications service, satellite service, and our miscellaneous services such as system and network integration service, services provided by KTH and real estate-related service.
      Revenues from data communications service include basic monthly charges of leased lines based on their distance, the capacity of the line and the type of line provided, as well as applicable one-time installation fees. Data communications service revenues decreased by 14.2% in 2003 to Won 1,083 billion, primarily due to a decrease in demand from Internet service providers utilizing connections other than through leased-lines. Such revenues decreased further by 11.1% in 2004 to Won 963 billion as a result of continued decrease in demand for leased-lines from Internet service providers who elect to utilize connections other than through leased-lines.
      Our satellite service revenues remained relatively stable during the past three years, and amounted to Won 124 billion in 2002, Won 120 billion in 2003 and Won 119 billion in 2004.
      Revenues from miscellaneous services decreased by 15.9% in 2003 to Won 566 billion, primarily due to a decrease in revenues from system and network integration service. Such revenues increased by 12.3% in 2004 to Won 636 billion primarily due to an increase in revenues from system and network integration service and real estate-related service.

Salaries and Related Costs
      The principal components of salaries and related costs are salaries and wages, provisions for retirement and severance benefits and employee benefits. Employee benefits include meal subsidies and commuting subsidies. The retirement and severance benefit is a lump-sum amount paid to employees who have been employed by us for more than one year when they leave.
      In 2003, salaries and related costs were Won 3,710 billion, representing a 20.1% increase from 2002, primarily as a result of an increase in provision for retirement and severance benefits resulting from our latest round of voluntary early retirement program. In September 2003, 5,497 of our employees retired pursuant to a special round of voluntary early retirement program and we recognized costs of Won 832 billion related to this program. See Note 17 to the Consolidated Financial Statements.
      In 2004, salaries and related costs were Won 2,737 billion, representing a 26.2% decrease from 2003, primarily as a result of a decrease in early retirement payments in 2004 compared to 2003, as well as a decrease in the number of employees. The aggregate amount of retirement and severance benefits paid in 2004 was Won 94 billion compared to Won 1,021 billion in 2003.
      Wireline Communications. In 2003, salaries and related costs increased by 22.8% to Won 3,385 billion, primarily as a result of an increase in provision for retirement and severance benefits of the latest round of voluntary early retirement program. In 2004, salaries and related costs decreased by 31.3% to Won 2,324 billion for the reasons described above.
      PCS Service. In 2003, salaries and related costs decreased by 1.5% to Won 192 billion primarily as a result of a decrease in the number of employees at KTF by 2.3% to 2,446 as of December 31, 2003 compared to 2,505 as of December 31, 2002. In 2004, salaries and related costs increased by 14.0% to Won 212 billion primarily as a result of special incentive payments to employees of KTF who successfully recruited PCS subscribers in 2004. The number of employees at KTF decreased by 0.2% to 2,441 as of December 31, 2004 compared to 2,446 as of December 31, 2003.

Depreciation and Amortization
      Depreciation and amortization remained relatively stable in recent years. In 2003, depreciation and amortization expense decreased by 1.1% to Won 3,757 billion. In 2004, depreciation and amortization expense increased by 1.1% to Won 3,797 billion.
      Wireline Communications. Depreciation and amortization expense decreased by 7.3% in 2003 to Won 2,514 billion and by an additional 6.1% in 2004 to Won 2,361 billion due primarily to a decrease in capital expenditures on property and equipment in recent years as a result of a more efficient utilization of our facilities.
      PCS Service. Depreciation and amortization expense increased by 16.5% in 2003 to Won 849 billion and by an additional 28.5% in 2004 to Won 1,091 billion due primarily to increases in capital expenditures at KTF to enhance and expand its mobile network.

Other Operating and Maintenance Expenses
      The largest components of other operating and maintenance expenses are commissions and cost of services, cost of PCS handsets, interconnection payments for landline to mobile calls, and repairs and maintenance costs. The following table shows other operating and maintenance expenses broken down by major components and the percentage changes in these expenses for each of the years in the three-year period ended December 31, 2004:

	Year Ended December 31,						Year-Ended December 31,

	2002		2003		2004		2002/2003		2003/2004

	(In billions of Won)
Commissions and cost of services and settlement payments	W	2,344	W	2,117	W	2,616	(9.7	) %	23.6%
Cost of goods sold		1,346		1,131		1,782	16.0		57.5
Interconnection charge		1,188		1,077		973	(9.3)		(9.6)
Repairs and maintenance		421		451		488	7.1		8.2
Miscellaneous expenses		1,871		2,002		2,195	7.0		9.6

Total	W	7,170	W	6,778	W	8,054	(5.5	) %	18.8%

      Commissions, cost of services and settlement payments consist principally of payments to foreign carriers and administrations for provision of international long-distance service pursuant to service agreements, commissions related to PCS handset sales and system and network integration services and production of prepaid phone cards. In 2003, our commissions, cost of services and settlement payments decreased by 9.7% to Won 2,117 billion, primarily as a result of a 28.3% decrease in commissions for system integration service and other miscellaneous services to Won 532 billion, as well as a 10.5% decrease in commissions to PCS sales agents to Won 565 billion. In 2004, our commissions, cost of services and settlement payments increased by 23.6% to Won 2,616 billion, primarily as a result of a 66.4% increase in commissions to PCS sales agents to Won 940 billion.
      Our cost of goods sold consists primarily of PCS handsets sold through our consolidated subsidiary KTF and our PCS resale service. Cost of goods sold decreased by 16.0% to Won 1,131 billion in 2003 primarily due to a decrease in the number of handsets purchased by PCS service subscribers. In 2004, our cost of goods sold increased by 57.6% to Won 1,782 billion primarily due to an increase in the number of PCS handsets purchased by subscribers who switched from competitors.
      We recognize as an expense the interconnection payments to mobile service providers for calls from landline users to mobile service subscribers. We paid interconnection charges of Won 1,188 billion in 2002, Won 1,077 billion in 2003 and Won 973 billion in 2004. For a discussion of the interconnection payment calculation methodology, see “Item 4. Information on the Company — Item 4.B. Business Overview — Revenues and Rates — Telephone Services — Interconnection.”
      Our repair and maintenance expenses increased by 7.1% in 2003 to Won 451 billion and by 8.2% in 2004 to Won 488 billion primarily due to expansion and maintenance of our broadband network.
      Wireline Communications. The largest components of other operating and maintenance expenses are commissions and settlement payments, interconnection payments for landline to mobile calls and repair and maintenance expenses. In 2003, other operating and maintenance expenses decreased by 0.2% to Won 4,432 billion. In 2004, other operating and maintenance expenses increased by 13.7% to Won 5,039 billion, primarily as a result of an increase in commissions, settlement payments and repair and maintenance expenses, which more than offset a decrease in interconnection payments for landline to mobile calls.
      PCS Service. The largest components of other operating and maintenance expenses are cost of goods sold, sales promotion and advertisement costs, interconnection payments and commissions (including commissions related to PCS handset sales). In 2003, other operating and maintenance expenses decreased by 8.9% to Won 3,254 billion, primarily as a result of a decrease in cost of goods sold and advertisement costs. In 2004, other operating and maintenance expenses increased by 22.9% to Won 3,999 billion, primarily as a result of an increase in cost of goods sold and advertisement costs, as well as an increase in interconnection payments and commissions related to PCS handset sales.

Operating Income
      Operating income decreased by 23.4% in 2003 to Won 1,823 billion as a result of an increase in expenses described above, as well as a decrease in operating revenues. Our operating margin decreased from 14.5% in 2002 to 11.3% in 2003. In particular, our operating income in 2003 was negatively affected by an increase in provision for retirement and severance benefits resulting from our latest round of voluntary early retirement program.
      Operating income increased by 36.1% in 2004 to Won 2,481 billion, as the increase in operating revenues more than offset the increase in expenses described above. Accordingly, our operating margin also increased to 14.5% in 2004.
      Wireline Communications. In 2003, operating income decreased by 32.1% to Won 1,243 billion due to an increase in operating expenses as described above, as well as a decrease in operating revenues. Operating margin decreased from 15.6% in 2002 to 10.7% in 2003. In 2004, operating income increased by 71.1% to Won 2,127 billion, as an increase in operating revenues more than offset an increase in operating expenses described above. Operating margin increased to 17.9% in 2004.
      PCS Service. In 2003, operating income decreased by 1.4% to Won 778 billion as a decrease in operating revenues more than offset a decrease in operating expenses. Operating margin, however, increased from 14.7% in 2002 to 15.3% in 2003. In 2004, operating income decreased by 30.7% to Won 539 billion as an increase in operating expenses described above more than offset an increase in operating revenues. Operating margin decreased to 9.2% in 2004.

Income Taxes
      In 2003, our income tax expense was Won 524 billion and our effective tax rate was 33.1%. We recognized investment tax credit of Won 175 billion but also recognized impairment of deferred tax asset of Won 134 billion in 2003 resulting from our conclusion that it was not probable for us to be able to realize the tax benefit of our equity in losses of affiliates. In 2004, our income tax expense was Won 578 billion and our effective tax rate was 28.8%. We recognized investment tax credit of Won 206 billion but also recognized impairment of deferred tax asset of Won 174 billion in 2004 resulting from our conclusion that it was not probable for us to be able to realize the tax benefit of our equity in losses of affiliates.
      We had net deferred income tax assets of Won 374 billion outstanding as of December 31, 2004.
      Wireline Communications. Income tax expense of the Wireline communications segment increased by 18.4% from Won 460 billion in 2003 to Won 544 billion in 2004, primarily due to an increase in earnings before income taxes from Won 1,290 billion in 2003 to Won 1,800 billion in 2004.
      PCS Services. Income tax expense of the PCS service segment decreased by 51.9% from Won 52 billion in 2003 to Won 25 billion in 2004, primarily due to a decrease in earnings before income taxes from Won 463 billion in 2003 to Won 309 billion in 2004.

Net Earnings
      In 2003, our net earnings decreased by 57.8% to Won 822 billion primarily as a result of a 23.6% decrease in our operating income discussed above, a 34.3% decrease in our net gain on disposition of investment securities to Won 773 billion, a net foreign currency transaction and translation loss of Won 27 billion in 2003 compared to a net foreign currency transaction and translation gain of Won 100 billion in 2002, and a 74.9% decrease in contributions received for losses on universal telecommunication services to Won 29 billion. Our net gain on disposition of investment securities decreased in 2003 primarily as a result of a large net gain on disposition of shares of SK Telecom in 2002 which was greater than the net gain on our disposition of additional shares of SK Telecom in 2003. On January 10, 2003, we exchanged an additional 3,809,288 shares of SK Telecom, or a 4.5% interest in SK Telecom, for 14,353,674 of our shares previously owned by SK Telecom plus Won 123 billion in cash. We recognized a gain on disposition of investment securities in the amount of Won 775 billion in this stock swap transaction. We recorded net foreign currency translation loss of Won 27 billion in 2003 primarily as a result of the depreciation of the Won against the Dollar. Contributions received for losses on universal telecommunication services decreased in 2003 as losses resulting from local universal telecommunication services were offset by adjustments in contributions resulting from a decrease in investments in fixed-line telephone services. We also recognized additional payment of prior year’s tax of Won 54 billion in 2003 resulting from tax audit by Korea National Tax Service, compared to prior year’s income tax refund of Won 6 billion in 2002. In addition, we recognized impairment loss on available-for-sale securities of Won 44 billion in 2003, primarily as a result of impairment of equity-linked securities resulting from a decrease of the market value of SK Telecom shares. See Note 8(b) to the Consolidated Financial Statements.
      In 2004, our net earnings increased by 56.0% to Won 1,282 billion primarily as a result of a 36.1% increase in our operating income in 2004 discussed above and a 36.8% decrease in minority interest in losses of consolidated subsidiaries in 2004 to Won 149 billion from Won 236 billion in 2003, which more than offset a 95.4% increase in other expenses in 2004 to Won 471 billion from Won 241 billion in 2003. Other expenses increased in 2004 primarily as a result of a net loss on disposition of available-for-sale securities of Won 15 billion in 2004 compared to a net gain of Won 773 billion in 2003 resulting primarily from our disposition of shares of SK Telecom in January 2003, as well as an increase in net loss from derivative transaction and valuation of Won 147 billion in 2004 from Won 151 million in 2003 resulting primarily from appreciation of the Won against the Dollar, which more than offset a net foreign currency transaction and translation gain of Won 543 billion in 2004 compared to net foreign currency transaction and translation loss of

Won 27 billion in 2003. We recorded a significant net foreign currency translation gain in 2004 primarily as a result of the appreciation of the Won against the Dollar, in which a significant portion of our debt is denominated. In terms of the average noon buying rate, the Won appreciated against the Dollar from a high in 2002 of Won 1,332.0 to US$1 to Won 1,035.1 to US$1 as of December 31, 2004.
      Wireline Communications. Net earnings decreased by 57.7% in 2003 to Won 830 billion and increased by 51.3% in 2004 to Won 1,256 billion, primarily as a result of the reasons discussed above.
      PCS Service. In 2003, net earnings decreased by 22.6% to Won 411 billion despite a 1.4% decrease in operating income in 2003 discussed above, primarily as a result of an increase in net interest expense by 50.6% to Won 238 billion, as well as an increase in net other expenses by three fold to Won 77 billion in 2003. In 2004, net earnings decreased by 30.9% to Won 284 billion primarily as a result of a 30.7% decrease in operating income in 2004 discussed above.

Inflation
      We do not consider that inflation in Korea has had a material impact on our results of operations in recent years. Inflation in Korea was 2.7% in 2002, 3.6% in 2003 and 3.6% in 2004. See “Item 3. Key Information — Item 3.D. Risk Factors — Korea is our most important market, and our current business and future growth could be materially and adversely affected if economic conditions in Korea deteriorate.”

Item 5.B.	Liquidity and Capital Resources
      The following table sets forth the summary of our cash flows determined in accordance with Korean GAAP for the periods indicated:

	For the Years Ended December 31,

	2002		2003		2004

	(In billions of Won)
Net cash provided by operating activities	W	4,827	W	3,190	W	4,719
Net cash used in investing activities		4,065		1,481		3,618
Net cash used in financing activities		844		2,065		106
Cash and cash equivalents at beginning of period		1,169		1,087		761
Cash and cash equivalents at end of period		1,087		761		1,756
Net increase (decrease) in cash and cash equivalents		(82)		(326)		995
Capital Requirements
      Historically, uses of cash consisted principally of purchases of property, plant and equipment and other assets and payments of long-term debt. In recent years, we have also used cash for acquisition of treasury shares and payment of retirement and severance benefits for early retirement programs. From time to time, we may also require capital for investments involving acquisitions and strategic relationships.
      Net cash used in investing activities was Won 4,065 billion in 2002, Won 1,481 billion in 2003 and Won 3,618 billion in 2004, including additions to property, plants and equipment of Won 3,232 billion in 2002, Won 3,209 billion in 2003 and Won 2,971 billion in 2004. We recorded net acquisition of short-term financial instruments of Won 126 billion in 2002, net sale of short-term financial instruments of Won 759 billion in 2003 and net acquisition of short-term financial instruments of Won 923 billion in 2004.
      In our financing activities, we used cash of Won 2,065 billion in 2002, Won 1,989 billion in 2003 and Won 2,178 billion in 2004 for principal repayment of outstanding long-term debt. Repayment of long-term debt in 2002 included our repurchase and retirement of US$108 million aggregate principal amount of 0.25% convertible notes due 2007 and Won 74 billion aggregate principal amount of 3.00% convertible notes due 2005. Repayment of long-term debt in 2003 included our repurchase and retirement of US$84 million aggregate principal amount of 0.25% convertible notes issued due 2007. In November 2004, substantially all of the holders of convertible notes due 2007 elected to exercise their option to redeem the notes, and we repaid the principal amount of US$1.1 billion on January 4, 2005. On the same day, we also spent US$500 million to repay the principal amount of bonds issued to Microsoft Corporation. In addition, we spent Won 1,401 billion on May 25, 2005 to repay the outstanding principal of and accrued interest on convertible bonds issued to domestic investors in May 2002.
      From time to time, we have also required capital needs for acquisition of treasury shares and payment of retirement and severance benefits for early retirement programs. In 2002, we spent Won 3,234 billion to purchase 60,294,575 of our shares from the Government as treasury shares as a part of our privatization plan and an additional Won 167 billion to purchase 3,122,000 of our shares on the Stock Market Division of the Korea Exchange for cancellation. In 2003, we spent Won 412 billion to purchase an additional 8,773,600 of our shares on the Stock Market Division of the Korea Exchange for retirement. In 2003, we also spent Won 1,021 billion as payment of retirement and severance benefits, primarily resulting from a special round of voluntary early retirement program in September 2003 in which 5,497 employees elected to retire.
      Payments of cash dividends amounted to Won 225 billion in 2002, Won 213 billion in 2003 and Won 683 billion in 2004.
      We anticipate that capital expenditures, and, to a lesser extent, repayment of outstanding contractual obligations and commitments will represent the most significant use of funds for the next several years. We may also require capital for investments involving acquisitions and strategic relationships, as well as the purchase of additional treasury shares on the Stock Market Division of the Korea Exchange from the market.
      We compete in the telecommunications sector in Korea, which is rapidly evolving. We also face increasing competition from new entrants to the market. We may need to incur additional capital expenditures to keep up with unexpected developments in rapidly evolving telecommunications technology. There can be no assurance that we will be able to secure funds on satisfactory terms from financial institutions or other sources that are sufficient for our unanticipated needs.
      Payments of contractual obligations and commitments will also require considerable resources. In our ordinary course of business, we routinely enter into commercial commitments for various aspects of our operations, including repair and maintenance. As of December 31, 2004, we had various contractual obligations and commitments which are more fully disclosed in the notes to our consolidated financial statements.
      The following table sets forth selected information regarding our contractual obligations to make future payments as of December 31, 2004:

	Payments Due by Period

			Less than		1-3		4-5		After 5
Contractual Obligations(1)	Total		1 Year		Years		Years		Years

	(In billions of Won)
Long-term debt obligations (including current portion of long-term debt)(2)	W	11,731	W	4,714	W	2,543	W	1,852	W	2,622
Capital lease obligations		22		5		10		7		—
Operating lease obligations		184		68		73		12		31
Other long-term liabilities reflected on our balance sheet		704		54		90		240		320

Total	W	12,641	W	4,841	W	2,716	W	2,111	W	2,973

(1)	Contractual obligations represent on-balance sheet contractual liabilities as of the consolidated balance sheet date excluding refundable deposits for telephone installation and payments for customer call bonus points, which do not have definitive payment schedules.

(2)	Includes: (1) the then outstanding amount of Won 1,179 billion of convertible notes due 2007, of which Won 1,164 billion was repaid on January 4, 2005 upon election by noteholders to exercise their option to redeem the notes, (2) the then outstanding amount of Won 522 billion of bonds due 2005 issued to

Microsoft Corporation, which we repaid on January 4, 2005 upon maturity, and (3) the then outstanding amount of Won 1,323 billion of convertible bonds due 2005 issued to domestic investors, which we repaid, together with accrued interest, on May 25, 2005 upon maturity.

Capital Resources
      We have traditionally met our working capital and other capital requirements principally from cash provided by operations, while raising the remainder of our requirements primarily through debt financing. Our major sources of cash have been net earnings before depreciation and amortization and proceeds of long-term debt and other long-term liabilities, and we expect that these sources will continue to be our principal sources of cash in the future. Net income was Won 1,947 billion in 2002, Won 822 billion in 2003 and Won 1,282 billion in 2004, depreciation and amortization were Won 3,797 billion in 2002, Won 3,757 billion in 2003 and Won 3,797 billion in 2004, and aggregate cash proceeds from long-term debt were Won 5,559 billion in 2002, Won 1,286 billion in 2003 and Won 3,236 billion in 2004.
      In recent years, KTF has also begun to utilize off-balance financing arrangements to supplement the primary sources of financing discussed above. For example, on November 4, 2003, KTF transferred PCS handset installment receivables of Won 340 billion and guarantee insurance and other related rights to KTF Second Securitization Specialty Co., Ltd. and received cash of Won 312 billion and subordinated debt securities of Won 19 billion. In addition, on December 19, 2003, KTF transferred PCS service receivables of Won 253 billion and future trade receivables until February 2007 to Shinhan Bank Trust and received cash of Won 200 billion and beneficiary certificate of Won 53 billion. Under this program, KTF sells receivables on a monthly basis, and the uncollected trade receivables under the program were Won 343 billion as of December 31, 2004.
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
      Our total shareholders’ equity decreased from W9,833 billion at December 31, 2002 to W9,026 billion at December 31, 2004, primarily as a result of our acquisition of treasury shares.

Liquidity
      We had a working capital (current assets minus current liabilities) surplus of Won 499 billion as of December 31, 2002 and deficits of Won 1,184 billion as of December 31, 2003 and Won 1,526 billion as of

December 31, 2004. The following table sets forth the summary of our significant current assets for the periods indicated:

	As of December 31,

	2002		2003		2004

	(In billions of Won)
Cash and cash equivalents	W	1,087	W	761	W	1,756
Short-term financial instruments		820		61		984
Current portion of available-for-sale securities		853		287		258
Notes and accounts receivable — trade, net of allowance for doubtful accounts		2,983		2,647		2,793
Accounts receivable — other		513		323		365
Inventories		244		365		374
      Our cash, cash equivalents and short-term financial instruments maturing within one year totaled Won 1,907 billion as of December 31, 2002, Won 822 billion as of December 31, 2003 and Won 2,740 billion as of December 31, 2004. Under Korean GAAP, bank deposits and all highly liquid temporary cash instruments within maturities of three months are considered as cash equivalents. Short-term financial instruments primarily consist of time and trust deposits with maturities between four to twelve months. The decrease in cash, cash equivalents and short-term financial instruments in 2003 resulted primarily from our net sale of short-term financial instruments of Won 759 billion in 2003 to raise capital for payment of retirement and severance benefits of our latest round of voluntary early retirement program and repayment of short-term borrowing and long-term debt. The level of cash and cash equivalents increased by additional borrowings and accumulation of earnings at the end of 2004 to repay in January 2005 the principal amount of US$1.1 billion of convertible bonds due 2007 and the principal amount of US$500 million of bonds due 2005.
      The following table sets forth the summary of our significant current liabilities for the periods indicated:

	As of December 31,

	2002		2003		2004

	(In billions of Won)
Notes and accounts payable — trade	W	1,167	W	1,023	W	853
Short-term borrowings		1,116		632		439
Current portion of long-term debt		1,846		2,173		4,756
Accounts payable — other		1,485		1,233		1,123
      As of December 31, 2004, we had unused credit lines of approximately Won 1,383 billion out of total available credit lines of Won 2,118 billion. These credit lines permit drawings at interest rates ranging from 4.45% to 4.63%. We have not had, and do not believe that we will have, difficulty gaining access to short-term financing sufficient to meet our current requirements. We had issued guarantees in favor of our consolidated companies of Won 73 billion as of December 31, 2004.

Capital Expenditures
      Capital expenditures on property, plants and equipment in 2004 totaled Won 2,971 billion compared to Won 3,209 billion in 2003 and Won 3,232 billion in 2002.
      Our current capital expenditure plan (including expenditures on property, plants and equipment and other investments) calls for the expenditure of approximately Won 3,084 billion in 2005 (including approximately Won 959 billion by KTF). The principal components of our capital investment plans are:

•	expansion and modernization of our networks, which are expected to account for approximately 29.6% of all capital expenditures in 2005;

•	capital investments for our Internet services, which are expected to account for approximately 20.8% of all capital expenditures in 2005;

•	capital investments in PCS and IMT-2000 mobile telecommunications services made by KTF, which are expected to account for approximately 31.1% of all capital expenditures in 2005;

•	capital investments in data communications and related services (including investments for leased line service and other data communications services but excluding broadband), which are expected to account for approximately 8.9% of all capital expenditures in 2005;

•	capital investments in our fixed-line voice services, which are expected to account for approximately 3.6% of all capital expenditures in 2005; and

•	miscellaneous investment expenses which are expected to account for approximately 6.0% of all capital expenditures in 2005.
      We expect that KTF will obtain the necessary capital for its investments from financial institutions. There can be no assurance, however, that KTF will be able to secure sufficient funds on satisfactory terms from these or other sources, and KTF’s failure to secure funds for its capital expenditures and ongoing operating costs may have a material adverse effect on its financial condition and results of operations. We are not under any obligation to fund capital expenditures of KTF or any other consolidated subsidiary if these consolidated subsidiaries are unable to obtain necessary capital through operations or from financial institutions.
Recent Accounting Pronouncements in Korean GAAP Not Yet Adopted
      The Korean Accounting Standards Board has published a series of Statements of Korean Accounting Standards (“SKAS”), which will gradually replace the existing financial accounting standards established by the Korea Financial Supervisory Board. SKAS No. 10, No. 12 and No. 13 were adopted by us on January 1, 2004. In addition, SKAS No. 15 “Equity Method Accounting,” No. 16 “Income Taxes,” and No. 17 “Provisions, Contingent Liabilities and Contingent Assets” became effective for us on January 1, 2005. We do not expect the adoption of these standards to have a material impact on our results of operations, financial position and cash flows.
U.S. GAAP Reconciliation
      In 2002, we recorded net earnings of Won 1,556 billion under U.S. GAAP compared to net earnings of Won 1,947 billion under Korean GAAP, primarily because of impairment loss relating to equity method investments, foreign currency translation of convertible notes and deferred tax effects of U.S. GAAP adjustments. In 2003, we recorded net earnings of Won 395 billion under U.S. GAAP compared to net earnings of Won 822 billion under Korean GAAP, primarily because of impairment loss relating to equity method investments, deferred income tax effects of U.S. GAAP adjustments and depreciation. In 2004, we recorded net earning of Won 1,405 billion under U.S. GAAP compared to net earnings of Won 1,282 billion under Korean GAAP, primarily because of difference in the treatment of deferred income tax under U.S. GAAP, foreign currency translation of convertible notes and reversal of goodwill amortization relating to equity method investments.
      Stockholders’ equity under U.S. GAAP is lower than under Korean GAAP by Won 2,506 billion and Won 2,366 billion at December 31, 2003 and 2004, respectively, primarily as a result of:

•	the difference in the treatment of minority interests;

•	the difference in the treatment of impairment loss relating to equity method;

•	the difference in the treatment of deferred service installation fees; and

•	the difference in the treatment of depreciation,
which more than offset the effect of:

•	other differences in the treatment of equity method affiliates; and

•	the aggregate effect of deferred income taxes recognized under U.S. GAAP.

      In addition, under U.S. GAAP, certain subsidiaries, including KTF, would be accounted for under the equity method and would not be consolidated.
      For further discussion of the principal differences between Korean GAAP and U.S. GAAP as they relate to us, see Note 36 to the Consolidated Financial Statements.
Recent Accounting Pronouncements in U.S. GAAP Not Yet Adopted
      In December 2004, the Financial Accounting Standards Board (“FASB”) issued FASB Statement No. 151, “Inventory Costs,” which clarifies the accounting for abnormal amounts of idle facility expense, freight, handling cost, and wasted material (spoilage). Under this statement, such items will be recognized as current-period charges. In addition, the statement requires that allocation of fixed production overheads to the costs of conversion be based on the normal capacity of the production facilities. This statement will be effective for us for inventory costs incurred on or after January 1, 2006. We believe that the adoption of this statement will not have significant impact on our financial position or operating results.
      In December 2003, the FASB Statement No. 132 (revised), “Employer’s Disclosures about Pensions and Other Postretirement Benefits,” was issued. Statement 132 (revised) prescribes employers’ disclosures about pension plans and other postretirement benefit plans; it does not change the measurement or recognition of those plans. The statement retains and revises the disclosure requirements contained in the original Statement 132. It also requires additional disclosure about the assets, obligations, cash flows and net periodic benefit cost of defined benefit pension plans and other postretirement benefit plans. The new annual disclosure requirements became effective for us as of the year ended December 31, 2004. See Note 36(x) to the Consolidated Financial Statements for the requirements of Statement 132 (revised).
      In March 2005, FASB issued FIN No. 47 (“FIN 47) “Accounting for Conditional Asset Retirement Obligations — an interpretation of FASB Statement No. 143.” FIN 47 provides guidance relating to the identification of and financial reporting for legal obligations to perform an asset retirement activity. FIN 47 requires recognition of a liability for the fair value of a conditional asset retirement obligation when incurred if the liability’s fair value can be reasonably estimated. FIN 47 is effective for fiscal years ending after December 15, 2005. Based on its preliminary assessment, we do not believe that the adoption of FIN 47 will have a material impact on our results of operations or financial position.

Item 5.C.	Research and Development, Patents, Licenses, Etc.
      In order to conduct our research and develop applications of new technology for the Korean telecommunications system, we operate:

•	a marketing and technology laboratory;

•	a convergence laboratory;

•	a telecommunications network laboratory;

•	an operations support system laboratory; and

•	a new business planning group that organizes all of our research and development activities.
      At December 31, 2004, these research centers employed a total of 944 researchers and employees, of whom 115 had doctoral degrees and 696 had master’s degrees. Total expenditures on research and development (excluding the contributions referred to below) were Won 246 billion in 2002, Won 245 billion in 2003 and Won 265 billion in 2004.
      A substantial part of our research and development budget is for contributions to unaffiliated educational foundations and institutes conducting research. Under the Telecommunications Business Law, network service providers and specific service providers are obligated to contribute 0.75% and 0.5% of their total annual revenues, respectively, to the Institute of Information Technology Assessment, which uses the fund to promote research and development in information technology. Our contributions as a network service provider amounted to Won 69 billion in 2002, Won 63 billion in 2003 and Won 74 billion in 2004. See Note 32 to the

Consolidated Financial Statements. As of December 31, 2004, we had 4,558 registered patents and 2,470 patents pending domestically and had 574 registered patents and 275 patents pending internationally.
      In recent years, we have focused our research and development efforts in the following areas:

•	integrated operations support system;

•	enhanced Internet phone service;

•	home network and application services;

•	next generation telecommunication network construction and engineering, including broadband convergence network;

•	Internet protocol infrastructure and access network engineering;

•	development of technology for installation of optical fiber to a subscriber’s home;

•	integration of wireless LAN and third generation services;

•	wireless broadband Internet access service; and

•	various new products and services, including One Phone, Ann and dial-tone services.

Item 5.D.	Trend Information
      These matters are discussed under Item 5.A. above where relevant.

Item 5.E.	Off-balance Sheet Arrangements
      These matters are discussed under Item 5.B. above where relevant.

Item 5.F.	Tabular Disclosure of Contractual Obligations
      These matters are discussed under Item 5.B. above where relevant.

Item 6.	Directors, Senior Management and Employees

Item 6.A.	Directors and Senior Management
Directors
      Our board of directors has the ultimate responsibility for the administration of our affairs. Our articles of incorporation provide for a board of directors consisting of:

•	up to four standing directors, including the President; and

•	up to eight outside directors.
      All of our directors are elected at the annual general meeting of shareholders. If the total assets of a company listed on the Stock Market Division of the Korea Exchange as of the end of the preceding year exceeds Won 2,000 billion, which is the case with us, the Securities and Exchange Act requires such company to have more than three outside directors with at least half of its total directors being outside directors. Our articles of incorporation provide that the board of directors consists of up to four standing directors and up to eight outside directors. The term of office for all directors is three years, but the term is extended to the close of the annual general meeting of shareholders convened with respect to the last fiscal year of the term.
      Under the Securities and Exchange Act, we must establish a committee to recommend candidates for outside directors within the board of directors, and outside directors must make up not less than half of the total members of the outside director candidate nominating committee. According to our articles of incorporation, such committee must consist of one standing director and four outside directors. Our outside director candidate nominating committee recommends outside director candidates for appointment at the general shareholders’ meeting.

      One-third of the outside directors must be up for election in any given year. Upon the request of any director, a meeting of the board of directors will be assembled. The chairman of the board of directors is elected from among the outside directors by a resolution of the board of directors. The term of office of the chairman is one year.
      Our current directors are as follows:

				Expiration
		Years as		of Term
Name	Position	Director	Age	of Office

Standing Directors(1)
Yong-Kyung Lee	President and Chief Executive Officer(2)	3	61	2005
Woo-Sik Kim	Executive Vice President	3	51	2006
Sang-Hoon Lee	Executive Vice President	3	50	2006
Jeong-Soo Suh	Senior Vice President	1	47	2006
Outside Directors(1)
Sung-Deuk Park	President of The Electronic Times	5	65	2007
Kook-Hyun Moon	Chief Executive Officer of Yuhan-Kimberly Corporation	3	56	2005
Stuart B. Solomon	Chief Executive Officer of Metropolitan Life Insurance (Korea)	4	55	2008
Jong-Sang Kim	Chief Executive Officer of Seil Tax-Accounting Service	3	58	2006
Do-Hwan Kim	Professor, Sejong University	3	46	2006
Jeong-Ro Yoon	Professor, Korea Advanced Institute of Science and Technology	2	50	2007
Kon-Sik Kim	Professor, Seoul National University	2	50	2007
Thae-Surn Khwarg	Chief Executive Officer of SEI Asset Korea	1	46	2008

(1)	All of our standing and outside directors beneficially own less than one percent of the issued shares of KT Corporation in the aggregate.

(2)	On June 18, 2005, the president recommendation committee announced the decision to recommend Joong Soo Nam as our next president and chief executive officer. Mr. Nam is currently the president and chief executive officer of KTF. Mr. Nam is expected to succeed Mr. Lee in August 2005, subject to approval by the shareholders.
      For the purposes of the Commercial Code, our President is deemed to be the “representative director” who is authorized to perform all judicial and extra-judicial acts relating to our business. Our shareholders elect the President in accordance with the provisions of the Commercial Code and our articles of incorporation. A candidate for President is recommended by a committee formed for that purpose. The president recommendation committee consists of:

•	three outside directors who are elected from among our outside directors;

•	one person who is designated by the board of directors from among the ex-presidents or the current president (provided, however, that the incumbent president is prohibited from participation if seeking reelection); and

•	one civilian designated by the board of directors, other than the President, standing directors, former and present officers and employees of any telecommunications business operator and any of their related persons as defined in the Monopoly Regulation and Fair Trade Act, as well as our officers and employees.
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
Senior Management
      Our executive officers consist of Senior Executive Vice Presidents, Executive Vice Presidents, Senior Vice Presidents and Vice Presidents. The executive officers other than the standing directors are appointed by the President and may serve up to three years. Our Chief Financial Officer is Haing Min Kwon, Senior Vice President of the Financial Management Office.
      The current executive officers are as follows:

		Current	Years
		Position	with the
Name(1)	Title and Responsibilities	Held Since	Company	Age

Hi-Chang Roh	Senior Vice President, Management Strategy Office	2004	34	52
Jong-Lok Yoon	Executive Vice President, New Business Planning Group	2003	25	47
Won-Pyo Hong	Senior Vice President, Portable Internet Business Group	2004	10	45
Byoung-Kon Shin	Senior Vice President, Metropolitan North Business Group	2003	18	48
Tae-Poong Kang	Vice President, Quality Management Office	2004	25	50
Han-Suk Kim	Senior Vice President, Global Business Center	2004	14	49
Soo-Ho Maeng	Senior Vice President, Corporate Relations Office	2004	15	45
Dong-Hoon Kim	Vice President, Jeonbuk Regional Business Group	2003	34	54
Kyung-Choon Shin	Vice President, Voice Business Center	2004	24	50
Yo-Dong Kim	Senior Vice President, Chungnam Regional Business Group	2003	30	49
Gwang-Ju Seo	Senior Vice President, Metropolitan South Business Group	2004	24	48
Deok-Rae Lim	Vice President, SI Business Center	2003	24	50
Tae-Soek Ro	Executive Vice President, Customer Service Group	2005	25	50
Dong-Hoon Han	Vice President, Gangwon Regional Business Group	2004	23	45
Sung-Man Kim	Vice President, Network Service Group	2004	22	48
Ok-Kie Lee	Vice President, Convergence Business Center	2004	21	46
Deok-Kyum Kim	Vice President, Daegu Regional Business Group	2003	22	47
Young-Whan Kim	Vice President, Special Business Center	2004	22	47
Jong-Soo Lee	Senior Vice President, Chungbuk Regional Business Group	2003	24	50
Ki-Yeoul Kim	Senior Vice President, Management Research Laboratory	2004	25	48
Hee-Kyun Park	Senior Vice President, Human Resource Office	2004	20	49

		Current	Years
		Position	with the
Name(1)	Title and Responsibilities	Held Since	Company	Age

Byung-Woo Lee	Senior Vice President, Public Relations Office	2003	18	48
Haing Min Kwon	Senior Vice President, Financial Management Office	2004	21	46
In-Sung Jun	Senior Vice President, U-City Strategy Planning Center	2004	25	46
In-Kyu Park	Vice President, Purchasing Strategy Office	2004	20	49
Seong-Beom Kim	Vice President, Network Management & Support Center	2004	21	48
Sun-Cheol Gweon	Vice President, Network Engineering Center	2004	14	43
Suk-Joon Park	Vice President, Information Security Center	2004	24	47
Kil-Ho Song	Vice President, Operation Support System Laboratory	2004	13	52
Young-Gwun Kim	Vice President, Jeonnam Regional Business Group	2004	30	49
Sang-Heon Song	Vice President, Construction Center	2003	25	46
Jeong-Tae Park	Vice President, New Business Development Center	2003	21	45
Yu-Yeol Seo	Vice President, Business Market Sales Center	2004	26	48
Sang-Ho Lee	Senior Vice President, Human Resource Development Center	2003	22	53
Sang-Hong Lee	Vice President, Convergence Laboratory	2004	21	49
Won-Joong Song	Vice President, Ethics Management Office	2004	29	49
Tae-Il Park	Vice President, Telecommunication Network Laboratory	2004	27	49
Yoon-Hak Bang	Vice President(2)	2004	21	47
Heon-Chul Shin	Senior Vice President, Metropolitan West Business Group	2003	24	46
Man-Doo Kim	Vice President, Busan Regional Business Group	2003	33	54
Yeong-Geun Ryou	Vice President, Jeju Regional Business Group	2003	22	49
Sang-Eun Woo	Vice President, Chungnam Business Center	2005	30	49
Eun-Hee Kwon	Vice President(2)	2005	19	46
Sung-Ho Myung	Vice President(2)	2005	21	47
Dong-Myun Lee	Vice President(2)	2005	13	42
Hae-Jong Yun	Vice President, U-City Planning Department	2005	22	47
Ki-Heon Yu	Vice President, Seoul Joongbu Business Center	2005	22	48
Sang-Gyun Han	Vice President, Incheon Business Center	2005	21	51
Yong-Seok Yoon	Vice President, Business Strategy Team	2005	12	48
Byoung-Seon Jeon	Vice President, CEO Support Team	2005	5	44
Kie-You Song	Vice President, Financial Planning Team	2005	15	45
Gil-Joo Lee	Vice President, Media Relations Team	2005	29	49
Jong-Jin Chae	Vice President, Bizmeka Team	2005	19	43

(1)	All of our executive officers beneficially own less than one percent of the issued shares of KT Corporation in the aggregate.

(2)	Currently on sabbatical.

Item 6.B.	Compensation
Compensation of Directors and Executive Officers
      For the year ended December 31, 2004, the total amount of salaries, bonuses and allowances paid and accrued to all standing directors and executive officers of KT Corporation for services in all capacities was approximately Won 14 billion. The aggregate amount set aside or accrued by us to provide person and retirement benefits to such persons was Won 2 billion in 2004. Outside directors do not receive salaries, fees for attending meetings or retirement and severance benefits, but their actual expenses required for the execution of their duties are reimbursed.
      In August 2002, the chairman of the president recommendation committee entered into an employment agreement on our behalf with our current President. The employment agreement sets certain management targets to be achieved by the President, including a target for the amount of “economic value added” to be achieved in each year. Economic value added is defined as net operating profits after tax minus the cost of capital. Failure to achieve certain thresholds below the targets will allow the board of directors to take actions with respect to the President’s employment, including proposing to the general meeting of shareholders an early termination of his employment. In addition, the head of each of our functional departments, the president of each of our subsidiaries and the heads of each regional head office have entered into employment agreements with the President that provides for similar management targets to be achieved by each of our departments, subsidiaries and regional head offices.

Item 6.C.	Board Practices
      As of December 31, 2004, none of our standing or outside directors maintained directors’ service contracts with us or with any of our subsidiaries providing for benefits upon termination of employment.
Outside Director Candidate Nominating Committee
      The Outside Director Candidate Nominating Committee is currently comprised of four outside directors, Jong-Sang Kim, Do-Hwan Kim, Jeong-Ro Yoon and Kon-Sik Kim, and one standing director, Hi-Chang Roh. The committee’s duties include reviewing the qualifications of potential candidates and proposing nominees to serve as outside directors on our board of directors. The committee The committee members are appointed on an ad hoc basis when recommendations are required in connection with the appointment of new outside directors. The committee members’ terms expire immediately after the adjournment of the ordinary general meeting of shareholders at which the committee’s formal recommendations are made.
Evaluation and Compensation Committee
      The Evaluation and Compensation Committee is currently comprised of five outside directors, Sung-Deuk Park, Jong-Sang Kim, Do-Hwan Kim, Jeong-Ro Yoon and Stuart B. Solomon. The committee’s duties include the appointment of an outside management evaluation consulting firm, prior review of the President’s management goals, terms and conditions proposed for inclusion in the employment contract of the President, including, but not limited to, determining whether the President has achieved the management goals, and the determination of compensation of the President and the standing directors. The committee members’ term is for one year, to terminate immediately after the ordinary general meeting of shareholders.
Business Strategy Committee
      The Business Strategy Committee is currently comprised of three standing directors, Yong-Kyung Lee, Sang-Hoon Lee and Jeong-Soo Suh, and three outside directors, Kook-Hyun Moon, Sung-Deuk Park and Thae-Surn Khwarg. The committee’s duties include the oversight of medium and long-term business strategies, the annual management plans and budget proposals. The committee members’ term is for one year, to terminate immediately after the ordinary general meeting of shareholders.

Executive Committee
      The Executive Committee is currently comprised of all of the standing directors. The committee’s duties include the establishment and management of branch offices, the acquisition and disposal of real estate having market value between Won 10 billion to Won 30 billion, making investments and providing guarantees up to Won 10 billion, the disposal and sale of stocks of our subsidiaries, which stocks have a market value of between Won 10 billion and Won 30 billion, provided that no change of control with respect to such subsidiary occurs as a result of such disposal or sale, the authorization of charitable contributions between Won 100 million to Won 1 billion and the issuance of certain debt securities.
Insider Trading Committee
      The Insider Trading Committee is currently comprised of four outside directors, Stuart B. Solomon, Kon-Sik Kim, Kook-Hyun Moon and Thae-Surn Khwarg. This committee reviews internal transactions and ensures compliance with applicable insider trading rules and regulations. The committee members’ term is for one year, to terminate immediately after the ordinary general meeting of shareholders.
Audit Committee
      Under the Securities and Exchange Act of Korea, we are required to establish an audit committee comprised of three or more outside directors. Audit Committee members must also meet the applicable independence criteria set forth under the rules and regulations of the Sarbanes-Oxley Act of 2002. The committee is currently comprised of Jong-Sang Kim, Do-Hwan Kim, Jeong-Ro Yoon and Kon-Sik Kim. Members of the committee are elected by our shareholders at the annual shareholder’s meeting. Our internal and external auditors report directly to the committee.
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

Nomination/ Corporate Governance Committee Listed companies must have a nomination/corporate governance committee composed entirely of independent directors.
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

Corporate Governance Guidelines Listed companies must adopt and disclose corporate governance guidelines.	We currently do not have a corporate governance guideline setting forth our practices with respect to relevant corporate governance matters.

NYSE Corporate Governance Standards	KT Corporation’s Corporate Governance Practice

Code of Business Conduct and Ethics
Listed companies must adopt and disclose a code of business conduct and ethics for directors, officers and employees, and promptly disclose any waivers of the code for or executive officers.	We have adopted a Code of Ethics for all directors, officers and employees. A copy of our Code of Ethics is available on our website at www.kt.co.kr.

Item 6.D.	Employees
      On a consolidated basis, we had 43,218 employees as of December 31, 2004, compared to 43,068 employees as of December 31, 2003 and 48,624 employees as of December 31, 2002. KTF had 2,441 employees as of December 31, 2004.
      Our efficiency, as measured by lines in service per employee (excluding employees of our subsidiaries), has improved from 473 as of December 31, 2000 to 559 as of December 31, 2004. This improvement has been achieved through the construction of new lines, the continuing modernization of our facilities and the voluntary early retirement programs described below.

The Voluntary Early Retirement Programs
      We sponsor voluntary early retirement programs where we provide additional financial incentives for our employees to retire early, as part of our efforts to improve operational efficiencies. In 2002, a total of 166 employees retired under our voluntary early retirement plan. In 2003, a total of 6,279 employees retired under our voluntary early retirement plan, including 5,497 employees under a special program in September 2003. In 2004, another 346 employees retired under our voluntary early retirement plan.

Labor Relations
      We consider our current relations with our work force to be good. However, in recent years, our strategy of restructuring to improve our efficiency and profitability by disposing of non-core businesses and reducing our employee base have met with opposition from our labor union. In December 2000, certain members of the KT Trade Union carried out work stoppages, demanding changes in Government policies to prevent widespread layoffs and seeking negotiations with management regarding the scope of our restructuring. In May 2001, certain members of our labor union held protests in our headquarters opposing our strategy of restructuring unprofitable businesses, including 114 phone directory services, and the expected layoffs resulting from such strategy.
      Under Korean labor law, our employees are permitted to strike. However, because the maintenance of our network is in the public interest, the Government has the authority to mediate or arbitrate any strike, as well as any disagreement involving the collective bargaining process. Criminal proceedings may be brought against any party refusing Government mediation or arbitration. The current collective bargaining agreement provides that even in the event of a strike, the minimum number of employees necessary to operate the telecommunications business must continue to work.
      As of December 31, 2004, about 82.6% of all employees of KT Corporation were members of the KT Trade Union. On behalf of its members, the Union negotiates with us a collective bargaining agreement every two years and an annual agreement on wages. Our collective bargaining agreement expires on August 7, 2005. Under the Act of the Promotion of Worker’s Participation and Cooperation, our Employee-Employer Cooperation Committees, which are composed of representatives of management and labor for each business unit and regional office, meet quarterly to discuss employee grievances, working conditions and potential employee-initiated improvements in service or management.

Employee Stock Ownership and Benefits
      We have an employee stock ownership association, which may purchase on behalf of its members up to 20.0% of any of our shares offered publicly in Korea. The employee stock ownership association owned 5.7% of our issued shares as of December 31, 2004.
      We maintain a retirement and severance plan, as required by Korean labor law. Employees terminating their employment after one year or more of service are entitled to receive a lump-sum payment based upon the length of their service and their wage rates, with adjustments, at the time of termination. We make provision for our obligations under the retirement plan. In addition, we provide a wide range of fringe benefits to our employees, including physical education grants, meal allowances, housing, housing loans, medical examinations and training and resort centers. See “Item 5. Operating and Financial Review and Prospects — Item 5.A. Operating Results — Salaries and Related Costs.”

Employee Training
      We operate a central training and learning center in Daejeon and three regional training centers in Wonju, Gimhae and Najoo, offering courses in subjects such as management, six-sigma process innovation and new telecommunication technologies. In 2004, our employees participated in such courses at our central and regional training centers, with new employees receiving training in technology and service and those in managerial positions receiving additional training to enhance their management and leadership skills. We also send selected employees to the Korea Advanced Institute of Science and Technology for training and to universities in Korea and abroad.

Item 6.E.	Share Ownership
Common Stock
      The persons who are currently our directors held, as a group, 11,716 common shares as of December 31, 2004, the most recent date for which this information is available. This represented less than 0.01% of our outstanding common shares as of December 31, 2004. The table below shows the ownership of our common shares by directors.

Number of
Common Shares
Shareholders	Owned

Yong-Kyung Lee	6,195
Woo-Sik Kim	500
Sang-Hoon Lee	1,731
Jeong-Soo Suh	3,040
Thae-Surn Khwarg	250
Stock Options
      The following table sets forth information regarding the stock options we have granted to our directors and executive officers as of March 31, 2005. With respect to all of the options granted, we may elect either to issue shares of common stock or pay in cash the difference between the exercise and the market price at the date of exercise. All of the stock options listed below relate to our common shares. See Note 29 to the Consolidated Financial Statements.

		Exercise Period				Number of	Number of	Number of
				Exercise		Granted	Exercised	Exercisable
Directors	Grant Date	From	To	Price		Options	Options	Options

Yong-Kyung Lee	December 26, 2002	12/27/2004	12/26/2009	W	70,000	300,000	0	300,000
Sung-Deuk Park	September 19, 2003	9/17/2005	9/16/2010	W	57,000	5,200	0	5,200
Kook-Hyun Moon	September 19, 2003	9/17/2005	9/16/2010	W	57,000	5,200	0	5,200
Stuart B. Solomon	September 19, 2003	9/17/2005	9/16/2010	W	57,000	5,200	0	5,200
Do-Hwan Kim	September 19, 2003	9/17/2005	9/16/2010	W	57,000	5,200	0	5,200
Jong-Sang Kim	September 19, 2003	9/17/2005	9/16/2010	W	57,000	5,200	0	5,200
Sang-Hoon Lee	December 12, 2003	12/13/2005	12/12/2010	W	65,000	60,000	0	60,000
Woo-Sik Kim	December 12, 2003	12/13/2005	12/12/2010	W	65,000	60,000	0	60,000
Jeong-Ro Yoon	February 4, 2005	2/5/2007	2/4/2012	W	54,600	5,400	0	5,400
Kon-Sik Kim	February 4, 2005	2/5/2007	2/4/2012	W	54,600	5,400	0	5,400
Hi-Chang Roh	February 4, 2005	2/5/2007	2/4/2012	W	54,600	60,000	0	60,000
Jeong-Soo Suh	April 28, 2005	4/29/2007	4/28/2012	W	50,400	60,000	0	60,000
Thae-Surn Khwarg	April 28, 2005	4/29/2007	4/28/2012	W	50,400	5,700	0	5,700
Item 7.     Major Shareholders and Related Party Transactions
Item 7.A.     Major Shareholders
      The following table sets forth certain information relating to the shareholders of our common stock as of December 31, 2004:

	Number of	Percent
Shareholders	Shares	of Class

Employee stock ownership association	16,173,934	5.68%
National Pension Corporation	10,654,638	3.74
Directors as a group	11,716	0.00 (3)
Public	183,918,694	64.57
KT Corporation (held in the form of treasury stock)(1)(2)	74,090,418	26.01

Total issued shares	284,849,400	100.00%

(1)	Includes 1,259,170 shares of treasury stock owned by our treasury stock fund.

(2)	Includes shares of treasury stock reserved for delivery upon conversion of the convertible bonds issued in January 2002 and May 2002.

(3)	Less than 0.01%.
      Before 1993, the Government owned all of our shares. Since 1993, the Government has gradually reduced its ownership and completed the disposition of its ownership interest in us in May 2002.
      For a discussion of our relationship with the Government, see “Item 4. Information on the Company — Item 4.B. Business Overview — Relationship with the Government.” For a discussion of the Government’s dispositions and plans for future dispositions of shares, see “Item 4. Information on the Company — Item 4.C. Organizational Structure.”
Item 7.B.     Related Party Transactions
      On November 29, 2002 and December 13, 2002, we sold all of our 46.6% interest in KT ICOM to KTF for Won 540 billion in cash and Won 309 billion in 3-month short term notes. We also purchased Won 336 billion of convertible bonds issued by KTF on November 29, 2002. These convertible bonds have a maturity of three years and are convertible into shares of KTF after one year from the issuance date at an exercise price of Won 37,200 per share.
      We have issued guarantees of Won 81 billion as of December 31, 2002, Won 70 billion as of December 31, 2003 and Won 73 billion as of December 31, 2004, in favor of our consolidated subsidiaries. We have also engaged in various transactions with our subsidiaries and affiliated companies. See Note 2(a) to the Consolidated Financial Statements.
Item 7.C.     Interests of Experts and Counsel
      Not applicable.
Item 8.     Financial Information
Item 8.A.     Consolidated Statements and Other Financial Information
      See “Item 18 — Financial Statements” and pages F-1 through A-36.
Legal Proceedings

Investigation by the Fair Trade Commission
      In July 2004, the Fair Trade Commission began an antitrust investigation into alleged unfair collaborative practices of us, Hanaro, DACOM and Onse in local, domestic long-distance and international long-distance telephone service markets, as well as in broadband Internet access and Internet leased line service markets. On May 25, 2005, the Fair Trade Commission imposed fines of Won 116 billion on us, Won 2 billion on Hanaro and Won 1 billion on DACOM, claiming that we and these other companies engaged in unfair collaborative practices in local telephone and Internet leased line service markets. We believe that we were following administrative guidelines from the Ministry of Information and Communication, which had advised that we, as a dominant service provider in the local telephone service market, assist late market entrants in order to promote a more competitive local telephone service market in Korea. We plan to file for judicial review of administrative action, but we cannot give any assurance that the ultimate outcome of the lawsuit or related future actions will be favorable to us or reduce the amount of fine imposed on us. As a result of the ruling by the Fair Trade Commission, we have recorded Won 116 billion as taxes and dues under operating expenses in the second quarter of 2005.
      There is a possibility that we may also face class action or individual lawsuits from some of our customers stemming from the May 2005 ruling by the Fair Trade Commission, and we cannot provide any assurance that the ultimate outcome of any such lawsuits will be favorable to us or that they will not have a material adverse effect on our financial condition or results of operations.

Dispute with the Fair Trade Commission
      On February 20, 2001, the Fair Trade Commission issued a cease and desist order prohibiting us from engaging in any activity amounting to an unfair intra-group transaction, claiming that certain of our transactions with our affiliates were in violation of the Fair Trade Laws. The Fair Trade Commission alleged that we had unfairly assisted our affiliates by paying them unreasonably high service fees. We paid a fine of approximately Won 31 billion but filed an appeal with the Fair Trade Commission. On July 9, 2001, the Fair Trade Commission rejected our appeal. We subsequently filed an appeal in the Seoul High Court and intend to continue to seek redress in the courts. In October 2004, the Seoul High Court partially reversed the decision of the Fair Trade Commission and reduced the fine to approximately Won 2 billion. On February 17, 2005, both the Fair Trade Commission and we appealed the ruling to the Supreme Court of Korea, which appeals are currently pending.

Proceedings by the Ministry of Information and Communication
      On June 1, 2000, the Government prohibited wireless service providers from providing subsidies to subscribers for purchase of handsets. Subsequently, the Ministry of Information and Communication has imposed fines on entities deemed to be in violation of such prohibition. From time to time, KTF and we have been subject to such fines. Since March 2003, KTF and we have been assessed fines in the aggregate amounts of Won 22 billion and Won 7 billion, respectively, including the largest fines to date on February 23, 2004 of Won 8 billion and Won 4 billion, respectively. KTF and we have paid all of the assessed fines. SK Telecom and LG Telecom have also been assessed fines for providing subsidies to subscribers purchasing of handsets.

Retirement Benefits Disputes
      In March and June of 2003, we implemented our regular voluntary retirement plan, in which 198 employees chose to participate. Under the plan, employees who elected to participate were provided with a paid leave ranging from 3 to 6 months. Later in October 2003, we implemented a special voluntary retirement plan, in which we provided participating employees with a different retirement and severance package. In February and March of 2004, 155 former employees filed two lawsuits against us with the Seoul Central District Court and the Seongnam District Court, in an aggregate claim amount of Won 7.2 billion, on the basis that they deserve the same retirement package of the October 2003 plan. Both the Seoul Central District Court and the Seongnam District Court ruled in our favor. 138 of the 155 former employees appealed the judgments to the Seoul High Court, of which 98 former employees who appealed the decision of the Seoul Central District Court lost the appeal while the 40 remaining former employees who appealed the decision of the Seongnam District Court are currently waiting for review by the Seoul High Court. We anticipate that the 43 former employees who have not filed lawsuits against us may do so in the near future, and, if such suits are filed, we expect the aggregate amount of their claim to be approximately Won 2 billion.

Dispute in the Philippines
      In September 2001 and December 2001, two of three subcontractors of Korea Telecom Philippines, Inc. (“KTPI”), our wholly-owned subsidiary in the Philippines, filed lawsuits seeking damages of approximately US$19 million and US$10 million, respectively, from us in connection with a telecommunication project where KTPI acted as the project manager. PT&T, the project coordinator, defaulted on payments to KTPI and, as a consequence, KTPI was unable to make payments to the three subcontractors. Although their contracts were entered into with KTPI, the plaintiffs brought their claims against us arguing that KTPI is a small, wholly-owned subsidiary with insufficient assets to pay the claimed amounts and we are the actual party owing payment obligations to such sub-contractors. With respect to the claim for US$19 million, which was brought by Korea Communications Engineering, the Seoul District Court held in December 2002 that we should pay US$4.17 million and applicable interest accrued on such amount to the claimant. We accrued US$4.17 million and US$1.1 million of applicable interests as expenses in 2003. The Seoul District Court also ordered that the full amount of the judgment be paid although the judgment was not ultimately concluded, and we filed an application for an order suspending such payment obligation pending our appeal of the judgment. Based on our application, the Seoul District Court suspended such payment obligation upon our payment of Won 1 billion to be held in escrow as guarantee. We filed an appeal to the Seoul High Court which ruled in our favor. Korea Communications Engineering subsequently appealed the Seoul High Court’s judgment to the Supreme Court of Korea, which appeal is currently pending. The claim for US$10 million was brought by Ssangyong Singapore Pte., Ltd. in the Seoul District Court, but the claim for the entire amount was denied on June 20, 2003. However, Ssangyong Singapore Pte., Ltd. filed an appeal with the Seoul High Court on July 25, 2003. We cannot give assurance that the ultimate outcome of these lawsuits or related future claims will be favorable to us.

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
Dividends
      The table below sets out the dividends declared on the outstanding common stock to shareholders of record on December 31 of the years indicated. As of December 31, 2004, there were 284,849,400 shares of common stock issued. The dividends set out for each of the years below were paid in the immediately following year.

	Dividend per	Dividend per
	Common	Common
	Stock to	Stock to	Average Dividend	Total Amount of
Year Ended December 31,	Government	Public	per Share	Dividend Declared

	(In Won)	(In Won)	(In Won)	(In billions of Won)
2000	450	600	511	159.27
2001	720	720	720	224.05
2002	—	860	860	212.89
2003	—	2,000	2,000	421.52
2004	—	3,000	3,000	421.52
      If sufficient profits are available, the Board of Directors may propose annual dividends on the outstanding common stock, which our shareholders must approve by a resolution at the ordinary general meeting of shareholders. This meeting is generally held in March of the following year and if our shareholders at such ordinary general meeting of shareholders approve the annual dividend, we must pay such dividend within one month following the date of such resolution. Typically, we pay such dividends shortly after the meeting. The declaration of annual dividends is subject to the vote of our shareholders, and consequently, there can be no assurance as to the amount of dividends per common stock or that any such dividends will be declared. Interim dividends paid in cash can be declared by a resolution of the board of directors. See “Item 10. Additional Information — Item 10.B. Memorandum and Articles of Association — Dividends” and “Item 12. Description of Securities Other than Equity Securities — Description of American Depositary Shares — Dividends and Distributions.”
      The Commercial Code provides that shares of a company of the same class must receive equal treatment. However, major shareholders may consent to receive dividend distributions at a lesser rate than minor shareholders. Previously, the Government consented to receiving a smaller dividend compared to other shareholders. The Government no longer holds any interest in us.
      Any cash dividends relating to the shares held in the form of ADSs will be paid to the depositary bank in Won. The deposit agreement provides that, except in certain circumstances, cash dividends received by the depositary bank will be converted by the depositary bank into Dollars and distributed to the holders of the ADRs, less withholding tax, other governmental charges and the depositary bank’s fees and expenses. See

“Item 12. Description of Securities Other than Equity Securities — Description of the American Depositary Shares — Dividends and Distributions.”
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
Shares and ADSs

Common Stock
      Our shares were listed on the Stock Market Division of the Korea Exchange on December 23, 1998. The price of the shares on the Stock Market Division of the Korea Exchange as of the close of trading on June 27, 2005 was Won 42,200 per share. The table below shows the high and low closing prices and the average daily volume of trading activity on the Stock Market Division of the Korea Exchange for the shares.

	Price
			Average Daily
	High	Low	Trading Volume

			(Number of shares)
	(In Won)
1999	179,000	33,550	977,499
First quarter	45,000	33,550	789,344
Second quarter	79,000	41,800	1,025,689
Third quarter	91,500	72,200	730,069
Fourth quarter	179,000	74,300	1,355,593
2000	169,000	58,000	941,178
First quarter	169,000	94,000	1,366,174
Second quarter	102,500	73,000	1,173,388
Third quarter	96,900	58,000	510,957
Fourth quarter	73,000	59,000	696,727
2001	81,900	40,500	716,042
First quarter	81,900	55,600	738,074
Second quarter	63,000	51,100	729,157
Third quarter	54,600	40,500	606,358
Fourth quarter	56,800	44,800	788,673
2002	65,000	41,350	1,261,121
First quarter	65,000	44,300	1,772,568
Second quarter	63,200	46,650	1,334,419
Third quarter	56,300	41,350	932,334
Fourth quarter	55,000	48,100	1,031,093

	Price
			Average Daily
	High	Low	Trading Volume

			(Number of shares)
	(In Won)
2003	53,600	41,900	867,991
First quarter	53,600	41,900	760,406
Second quarter	50,400	44,200	899,265
Third quarter	46,900	42,650	875,808
Fourth quarter	51,400	43,950	936,020
2004	47,550	34,200	577,620
First quarter	47,550	42,250	776,735
Second quarter	42,150	35,900	591,403
Third quarter	38,700	34,200	372,460
Fourth quarter	43,900	35,600	584,547
2005 (through June 27)	43,250	37,600	459,453
First quarter	43,200	39,400	464,673
January	43,200	40,400	419,409
February	42,400	40,700	478,941
March	41,950	39,400	497,065
Second quarter (through June 27)	43,250	37,600	454,065
April	39,400	37,600	572,227
May	40,700	38,150	343,638
June (through June 27)	43,250	40,750	451,607

Source:	Stock Market Division of the Korea Exchange.

ADSs
      The outstanding ADSs, each of which represents one-half of one share of our common stock, are traded on the New York Stock Exchange and the London Stock Exchange.
      The price of the ADSs on the New York Stock Exchange as of the close of trading on June 27, 2005 was $21.80 per ADS. The table below shows the high and low trading prices and the average daily volume of trading activity on the New York Stock Exchange for our ADSs since May 25, 1999.

	Price
			Average Daily
	High	Low	Trading Volume

			(Number of ADSs)
	(In US$)
1999 (from May 25)	74.75	27.56	575,160
Second quarter (from May 25)	40.00	27.56	1,419,844
Third quarter	44.25	31.75	440,850
Fourth quarter	74.75	31.50	388,502
2000	74.50	26.88	467,352
First quarter	74.50	41.13	582,749
Second quarter	48.88	32.13	493,857
Third quarter	49.88	30.75	353,878
Fourth quarter	37.88	26.88	438,925
December	35.19	26.88	384,170

	Price
			Average Daily
	High	Low	Trading Volume

			(Number of ADSs)
	(In US$)
2001	39.88	16.39	1,085,253
First quarter	39.88	22.50	541,265
Second quarter	27.75	20.35	889,440
Third quarter	21.87	16.39	1,235,822
Fourth quarter	24.94	18.10	1,666,189
2002	24.64	18.12	1,084,210
First quarter	24.49	18.12	1,620,290
Second quarter	24.64	21.45	1,100,248
Third quarter	22.76	19.42	900,939
Fourth quarter	22.60	19.43	749,067
2003	22.58	16.85	878,552
First quarter	22.58	16.85	904,731
Second quarter	20.43	17.53	873,013
Third quarter	20.35	18.15	801,345
Fourth quarter	21.57	18.50	936,258
2004	22.73	16.57	671,995
First quarter	20.35	18.60	924,169
Second quarter	19.21	16.57	840,529
Third quarter	18.34	16.70	479,480
Fourth quarter	22.73	17.89	454.298
2005 (through June 27)	23.21	19.75	488,019
First quarter	23.21	20.98	466,382
January	22.45	21.05	428,990
February	23.21	21.70	467,905
March	23.20	20.98	499,059
Second quarter (through June 27)	22.01	19.75	509,656
April	21.52	19.82	678,676
May	20.95	19.75	434,924
June (through June 27)	22.01	21.05	405,442

Source:	New York Stock Exchange.

Item 9.B.	Plan of Distribution
      Not applicable.

Item 9.C.	Markets
The Stock Market Division of the Korea Exchange
      The Stock Market Division of the Korea Exchange began its operations in 1956. Currently it is the only stock exchange in Korea. It has a single trading floor located in Seoul. The Stock Market Division of the Korea Exchange is a non-profit making organization privately managed by its members, consisting of all Korean securities companies and some Korean branches of foreign securities companies.
      The Stock Market Division of the Korea Exchange has the power in some circumstances to suspend trading in the shares of a given company or to de-list a security. The Stock Market Division of the

Korea Exchange also restricts share price movements. All listed companies are required to file accounting reports annually and quarterly and to release immediately all information that may affect trading in a security.
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
      The Stock Market Division of the Korea Exchange publishes the Korea Composite Stock Price Index every thirty seconds, which is an index of all equity securities listed on the Stock Market Division of the Korea Exchange. On January 1, 1983, the method of computing the Korea Composite Stock Price Index was changed from the Dow Jones method to the aggregate value method. In the new method, the market capitalizations of all listed companies are aggregated, subject to certain adjustments, and this aggregate is expressed as a percentage of the aggregate market capitalization of all listed companies as of the base date, January 4, 1980.
      Movements in Korea Composite Stock Price Index are set out in the following table together with the associated dividend yields and price earnings ratios.

					Period Average

					Dividend	Price
					Yield(1)(2)	Earnings
Year	Opening	High	Low	Closing	(Percent)	Ratio(2)(3)

1979	131.28	131.28	104.38	118.97	17.8	3.8
1980	100.00	119.36	100.00	106.87	20.9	2.6
1981	97.95	165.95	93.14	131.37	13.2	3.1
1982	123.60	134.49	106.00	127.31	10.5	3.4
1983	122.52	134.46	115.59	121.21	6.9	3.8
1984	116.73	142.46	114.37	142.46	5.1	4.5
1985	139.53	163.37	131.40	163.37	5.3	5.2
1986	161.40	279.67	153.85	272.61	4.3	7.6
1987	264.82	525.11	264.82	525.11	2.6	10.9
1988	532.04	922.56	527.89	907.20	2.4	11.2
1989	919.61	1,007.77	844.75	909.72	2.0	13.9
1990	908.59	928.82	566.27	696.11	2.2	12.8
1991	679.75	763.10	586.51	610.92	2.6	11.2
1992	624.23	691.48	459.07	678.44	2.2	10.9
1993	697.41	874.10	605.93	866.18	1.6	12.7
1994	879.32	1,138.75	855.37	1,027.37	1.2	16.2
1995	1,013.57	1,016.77	847.09	882.94	1.2	16.4
1996	888.85	986.84	651.22	651.22	1.3	17.8
1997	653.79	792.29	350.68	376.31	1.5	17.0
1998	385.49	579.86	280.00	562.46	1.9	10.8
1999	587.57	1,028.07	498.42	1,028.07	1.1	13.5
2000	1,059.04	1,059.04	500.60	504.62	1.6	18.6
2001	520.95	704.50	468.76	693.70	2.0	14.2
2002	724.95	937.61	584.04	627.55	1.4	17.8
2003	635.17	822.16	515.24	810.71	2.2	10.9
2004	821.26	936.06	719.59	895.92	2.1	15.8
2005 (through June 27)	896.00	1,023.34	866.17	999.11	2.5	—

Source:	The Stock Market Division of the Korea Exchange

(1)	Dividend yields are based on daily figures. Before 1983, dividend yields were calculated at the end of each month. Dividend yields after January 3, 1984 include cash dividends only.

(2)	Starting in April 2000, dividend yield and price earnings ratio are calculated based on KOSPI 200, an index of 200 equity securities listed on the Stock Market Division of the Korea Exchange. Starting in April 2000, excludes classified companies, companies which did not submit annual reports to the Stock Market Division of the Korea Exchange, and companies which received qualified opinion from external auditors.

(3)	The price earnings ratio is based on figures for companies that record a profit in the preceding year.
      Shares are quoted “ex-dividend” on the first trading day of the relevant company’s accounting period; since the calendar year is the accounting period for the majority of listed companies, this may account for the drop in the Korea Composite Stock Price Index between its closing level at the end of one calendar year and its opening level at the beginning of the following calendar year.
      With certain exceptions, principally to take account of a share being quoted “ex-dividend” and “ex-rights,” permitted upward and downward movements in share prices of any category of shares on any day are limited under the rules of the Stock Market Division of the Korea Exchange to 15% of the previous day’s closing price of the shares, rounded down as set out below:

Previous Days’ Closing Price	Rounded Down To

Less than W5,000	W	5
W5,000 to less than W10,000	W	10
W10,000 to less than W50,000	W	50
W50,000 to less than W100,000	W	100
W100,000 to less than W500,000	W	500
W500,000 or more	W	1,000
      As a consequence, if a particular closing price is the same as the price set by the fluctuation limit, the closing price may not reflect the price at which persons would have been prepared, or would be prepared to continue, if so permitted, to buy and sell shares. Orders are executed on an auction system with priority rules to deal with competing bids and offers.
      Due to a deregulation of restrictions on brokerage commission rates, the brokerage commission rate on equity securities transactions may be determined by the parties, subject to commission schedules being filed with the Stock Market Division of the Korea Exchange by the securities companies. In addition, a securities transaction tax will generally be imposed on the transfer of shares or certain securities representing rights to subscribe for shares at the rate of 0.15% if such transfer is made through the Stock Market Division of the Korea Exchange. A special agricultural and fishery tax of 0.15% of the sales prices will also be imposed on transfer of these shares and securities on the Stock Market Division of the Korea Exchange. See “Item 10. Additional Information — Item 10.A. Taxation — Korean Taxation.”

      The number of companies listed on the Stock Market Division of the Korea Exchange, the corresponding total market capitalization at the end of the periods indicated and the average daily trading volume for those periods are set forth in the following table:

	Market Capitalization
	on the Last Day of Each Period			Average Daily Trading Volume,
				Value
	Number of
	Listed	(Millions of	(Thousands of	Thousands	(Millions of	(Thousands of
Year	Companies	Won)	Dollars)(1)	of Shares	Won)	Dollars)(1)

1979	355	2,609,414	5,391,351	5,382	4,579	4,641
1980	352	2,526,553	3,828,691	5,654	3,897	5,905
1981	343	2,959,057	4,224,207	10,565	8,708	12,433
1982	334	3,000,494	4,407,711	9,704	6,667	8,904
1983	328	3,489,654	4,386,743	9,325	5,941	7,468
1984	336	5,148,460	6,222,456	14,847	10,642	12,862
1985	342	6,570,404	7,380,818	18,925	12,315	13,834
1986	355	11,994,233	13,924,115	31,755	32,870	38,159
1987	389	26,172,174	33,033,162	20,353	70,185	88,584
1988	502	64,543,685	94,348,318	10,367	198,364	289,963
1989	626	95,476,774	140,489,660	11,757	280,967	414,431
1990	669	79,019,676	110,301,055	10,866	183,692	256,500
1991	686	73,117,833	96,182,364	14,022	214,263	281,850
1992	688	84,711,982	107,502,515	24,028	308,246	391,175
1993	693	112,665,260	139,419,948	35,130	574,048	676,954
1994	699	151,217,231	191,729,721	36,862	776,257	984,223
1995	721	141,151,399	182,201,367	26,130	487,762	629,614
1996	760	117,369,988	139,031,021	26,571	486,834	575,733
1997	776	70,988,897	50,161,742	41,525	555,759	392,707
1998	748	137,798,451	114,090,455	97,716	660,429	471,432
1999	725	349,503,966	305,137,040	278,551	3,481,620	3,039,654
2000	704	188,041,490	150,162,898	306,163	2,602,211	2,078,028
2001	689	255,850,070	194,784,979	473,241	1,997,420	1,506,685
2002	683	258,680,756	216,071,436	857,245	3,041,595	2,540,590
2003	684	355,362,626	298,123,294	385,852	2,026,774	1,700,314
2004	683	412,588,139	395,275,090	372,895	2,232,109	2,138,445
2005 (through June 27)	679	460,342,240	454,703,912	439,159	2,456,361	2,426,475

Source: The Stock Market Division of the Korea Exchange

(1)	Converted at the Concentration Base Rate of The Bank of Korea or the Market Average Exchange Rate as announced by the Seoul Money Brokerage Services Limited, as the case may be, at the end of the periods indicated.
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

Further Opening of the Korean Securities Market
      A stock index futures market was opened on May 3, 1996 and a stock index option market was opened on July 7, 1997, in each case at the Stock Market Division of the Korea Exchange. Remittance and repatriation of funds in connection with investment in stock index futures and options are subject to regulations similar to those that govern remittance and repatriation in the context of foreign investment in Korean stocks.
      Starting from May 1, 1996, foreign investors were permitted to invest in warrants representing the right to subscribe for shares of a company listed on the Stock Market Division of the Korea Exchange or registered on the KOSDAQ Market Division of the Korea Exchange, subject to certain investment limitations. A foreign investor may not acquire such warrants with respect to shares of a class of a company for which the ceiling on aggregate investment by foreigners has been reached or exceeded.
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
      Currently, foreigners are permitted to invest in securities including shares of all Korean companies which are not listed on the Stock Market Division of the Korea Exchange nor registered on the KOSDAQ Market Division of the Korea Exchange and in bonds which are not listed.
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
      When a customer places a sell order with a securities company which is not a member of the Stock Market Division of the Korea Exchange and this securities company places a sell order with another securities company which is a member of the Stock Market Division of the Korea Exchange, the customer is still entitled to the proceeds of the securities sold received by the non-member company from the member company regardless of the bankruptcy or reorganization of the non-member company.
      Under the Securities and Exchange Act, the Stock Market Division of the Korea Exchange is obliged to indemnify any loss or damage incurred by a counterparty as a result of a breach by its members. If a securities company which is a member of the Stock Market Division of the Korea Exchange breaches its obligation in connection with a buy order, the Stock Market Division of the Korea Exchange is obliged to pay the purchase price on behalf of the breaching member. Therefore, the customer can acquire the securities that have been ordered to be purchased by the breaching member.
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
Item 9.D.     Selling Shareholders
      Not applicable.
Item 9.E.     Dilution
      Not applicable.
Item 9.F.     Expenses of the Issuer
      Not applicable.
Item 10.     Additional Information
Item 10.A.     Share Capital
      Currently, our authorized share capital is 1,000,000,000 shares, which consists of shares of common stock, par value Won 5,000 per share (“Common Shares”) and shares of non-voting preferred stock, par value Won 5,000 per share (“Non-Voting Shares”). Common Shares and Non-Voting Shares together are referred to as “Shares.” Under our articles of incorporation, we are authorized to issue Non-Voting Shares up to one-fourth of our total issued capital stock. As of December 31, 2004, 284,849,400 Common Shares were issued, of which 1,259,170 shares were held by the treasury stock fund and an additional 72,831,248 shares were held by us as treasury shares. We have never issued any Non-Voting Shares. All of the issued Common Shares are fully-paid and non-assessable and are in registered form. We issue share certificates in denominations of 1, 5, 10, 50, 100, 500, 1,000 and 10,000 shares.
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
      Under the Commercial Code, we may pay our dividend only out of the excess of our net assets, on a non-consolidated basis, over the sum of (1) our stated capital and (2) the total amount of our capital surplus reserve and legal reserve accumulated up to the end of the relevant dividend period. In addition, we may not pay any dividend unless we have set aside as legal reserve an amount equal to at least 10% of the cash portion of the dividend or unless we have accumulated a legal reserve of not less than one-half of our stated capital. Financial Supervisory Commission regulations applicable to companies listed on the Stock Market Division of the Korea Exchange requires us to set aside specified amounts as financial structure improvement reserve until the ratio of our shareholders’ equity to the total assets reaches 30.0%. We may not use legal reserve to pay cash dividends but may transfer amounts from legal reserve to capital stock or use legal reserve to reduce an accumulated deficit. See Note 21 to the Consolidated Financial Statements.
Distribution of Free Shares
      In addition to paying dividends in Shares out of our retained or current earnings, we may also distribute to our shareholders an amount transferred from our capital surplus or legal reserve to our stated capital in the form of free shares. We must distribute such free shares to all our shareholders in proportion to their existing shareholdings.
Preemptive Rights and Issuance of Additional Shares
      We may issue authorized but unissued shares at times and, unless otherwise provided in the Commercial Code, on terms our board of directors may determine. Subject to the limitation described in “Limitation on Shareholdings” below, all our shareholders are generally entitled to subscribe for any newly issued Shares in proportion to their existing shareholdings. We must offer new Shares on uniform terms to all shareholders who have preemptive rights and are listed on our shareholders’ register as of the relevant record date. Under the Commercial Code, we may vary, without shareholders’ approval, the terms of these preemptive rights for different classes of shares. We must give notice to all persons who are entitled to exercise preemptive rights regarding new Shares and their transferability at least two weeks before the relevant record date. Our board of directors may determine how to distribute Shares for which preemptive rights have not been exercised or where fractions of Shares occur.
      Under the Commercial Code, it is required that the new Shares, convertible bonds or bonds with warrants be issued to persons other than the existing shareholders solely for the purpose of achieving managerial objectives. Under our articles of incorporation, we may issue new Shares pursuant to a board resolution to persons other than existing shareholders, who in these circumstances will not have preemptive rights, if the new Shares are:

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
      Members of our employee stock ownership association, whether or not they are our shareholders, generally have a preemptive right to subscribe for up to 20.0% of the Shares publicly offered pursuant to the Securities and Exchange Act. This right is exercisable only to the extent that the total number of Shares so acquired and held by members of our employee stock ownership association does not then exceed 20.0% of the total number of Shares then issued (including in such total both: (i) all issued and outstanding Shares at the time the preemptive rights are exercised; and (ii) all Shares to be newly issued in the applicable share issuance transaction in connection with which such preemptive rights are exercised). As of December 31, 2004, 5.7% of the issued Shares were held by members of our employee stock ownership association.
Limitation on Shareholdings
      The Telecommunications Business Law permits maximum aggregate foreign shareholding in us to be 49.0% of our total issued and outstanding Shares with voting rights (including equivalent securities with voting rights, e.g., depositary certificates and certain other equity interests). For the purposes of the foregoing, a shareholder is a “foreign shareholder” if such shareholder is: (1) a foreign person; (2) a foreign government; or (3) a company whose largest shareholder is a foreign person (including any “specially related persons” as determined under the Securities and Exchange Act) or a foreign government, in circumstances where (i) such foreign person or foreign government holds, in aggregate, 15.0% or more of such company’s total voting shares, and (ii) such company holds at least 1.0% of our total issued and outstanding Shares with voting rights. For the avoidance of doubt, all of conditions (i) to (ii) in the foregoing item (3) must exist for such a company to be counted as a “foreign shareholder” for the purposes of calculating whether the 49.0% foreign shareholding threshold is reached under the Telecommunications Business Law. In addition, the Telecommunications Business Law prohibits a foreign shareholder from being our largest shareholder if such shareholder owns 5.0% or more of our Shares with voting rights. For the purposes of this restriction, any two or more foreign persons or foreign governments who enter into an agreement to act in concert in the exercise of their voting rights will be counted together and prohibited from becoming our largest shareholder in the event that they collectively hold 5.0% or more of our Shares. The Foreign Investment Promotion Act also prohibits any foreign shareholder from being our largest shareholder, if such shareholder owns 5.0% or more of our Shares with voting rights. For the purposes of this restriction under the Foreign Investment Promotion Act, a “foreign shareholder” is defined in the same manner as described above with respect to the foreign shareholding restriction under the Telecommunications Business Law, provided, however, that no exception is made under the Foreign Investment Promotion Act regulations for companies that own less than 1.0% of our Shares (see item (3)(ii) above in this paragraph). A foreigner who has acquired the Shares in excess of such ceiling described above may not exercise its voting rights for shares in excess of such limitation, and the Ministry of Information and Communication may require corrective measures to comply with the ownership restrictions.
General Meeting of Shareholders
      We hold the annual general meeting of shareholders within three months after the end of each fiscal year. Subject to a board resolution or court approval, we may hold an extraordinary general meeting of shareholders:

•	as necessary;

•	at the request of holders of an aggregate of 3.0% or more of our issued Common Shares;

•	at the request of shareholders holding an aggregate of 1.5% or more of our issued Shares for at least six months; or

•	at the request of our audit committee.
      Holders of Non-Voting Shares may request a general meeting of shareholders only after the Non-Voting Shares become entitled to vote or are enfranchised, as described under “— Voting Rights” below.
      We must give shareholders written notice setting out the date, place and agenda of the meeting at least two weeks before the date of the general meeting of shareholders. However, for holders of less than 1.0% of the total number of issued and issued Common Shares, we may give notice by placing at least two public notices in at least two daily newspapers at least two weeks in advance of the meeting. Currently, we use The Korea Daily News, Maeil Business Newspaper and The Korea Economic Daily published in Seoul for this purpose. Shareholders not on the shareholders’ register as of the record date are not entitled to receive notice of the general meeting of shareholders or attend or vote at the meeting. Holders of Non-Voting Shares, unless enfranchised, are not entitled to receive notice of general meetings of shareholders, but may attend such meetings.
      Our general meetings of shareholders are held at our head office, in Sungnam, or if necessary, may be held anywhere near our head office or in Seoul.
Voting Rights
      Holders of our Common Shares are entitled to one vote for each Common Share, except that voting rights of Common Shares held by us, or by a corporate shareholder that is more than 10.0% owned by us either directly or indirectly, may not be exercised. The Commercial Code permits cumulative voting, under which voting method each shareholder has multiple voting rights corresponding to the number of directors to be appointed in the voting and may exercise all voting rights cumulatively to elect one director. Our articles of incorporation permit cumulative voting at our shareholders’ meeting. Under the Securities and Exchange Act, any shareholder holding shares equivalent to not less than 1/100 of the total number of shares issued may apply to us for selecting and appointing such directors by cumulative voting.
      Our shareholders may adopt resolutions at a general meeting by an affirmative majority vote of the voting shares present or represented at the meeting, where the affirmative votes also represent at least one-fourth of our total voting shares then outstanding. However, under the Commercial Code and our articles of incorporation, the following matters require approval by the holders of at least two-thirds of the voting shares present or represented at a meeting, where the affirmative votes also represent at least one-third of our total voting shares then outstanding:

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
      In general, holders of Non-Voting Shares are not entitled to vote on any resolution or receive notice of any general meeting of shareholders. However, in the case of amendments to our articles of incorporation, any merger or consolidation of us, or in some other cases that affect the rights or interests of the Non-Voting Shares, approval of the holders of Non-Voting Shares is required. We may obtain such approval by a resolution of holders of at least two-thirds of the Non-Voting Shares present or represented at a class meeting of the holders of Non-Voting Shares, where the affirmative votes also represent at least one-third of our total outstanding Non-Voting Shares. In addition, if we are unable to pay dividends on Non-Voting Shares as provided in our articles of incorporation, the holders of Non-Voting Shares will become enfranchised and will be entitled to exercise voting rights until those dividends are paid. The holders of enfranchised Non-Voting Shares have the same rights as holders of Common Shares to request, receive notice of, attend and vote at a general meeting of shareholders.
      Shareholders may exercise their voting rights by proxy. The proxy must present a document evidencing an appropriate power of attorney prior to the start of the general meeting of shareholders. Additionally, shareholders may exercise their voting rights in abstentia by submission of signed write-in voting forms. To make it possible for our shareholders to proceed with voting on a write-in basis, we are required to attach the appropriate write-in voting form and related informational material to the notices distributed to shareholders for convening the relevant general meeting of shareholders. Any of our shareholders who desires to vote on such write-in basis must submit their completed and signed write-in voting forms to us no later than one day prior to the date that the relevant general meeting of shareholders is convened.
      Holders of ADRs exercise their voting rights through the ADR depositary, an agent of which is the record holder of the underlying Common Shares. Subject to the provisions of the deposit agreement, ADR holders are entitled to instruct the ADR depositary how to vote the Common Shares underlying their ADSs. See “Item 12. Description of Securities Other than Equity Securities — Description of American Depositary Shares — Voting Rights.”
Rights of Dissenting Shareholders
      In some limited circumstances, including the transfer of the whole or any significant part of our business and our merger or consolidation with another company, dissenting shareholders have the right to require us to purchase their Shares. To exercise this right, shareholders must submit to us a written notice of their intention to dissent before the general meeting of shareholders. Within 20 days after the relevant resolution is passed at a meeting, the dissenting shareholders must request us in writing to purchase their Shares. We are obligated to purchase the Shares of dissenting shareholders within one month after the expiration of the 20-day period. The purchase price for the Shares is required to be determined through negotiation between the dissenting shareholders and us. If we cannot agree on a price through negotiation, the purchase price will be the average of (1) the weighted average of the daily Share prices on the Stock Market Division of the Korea Exchange for the two-month period before the date of the adoption of the relevant board resolution, (2) the weighted average of the daily Share price on the Stock Market Division of the Korea Exchange for the one month period before the date of the adoption of the relevant board resolution and (3) the weighted average of the daily Share price on the Stock Market Division of the Korea Exchange for the one week period before the date of the adoption of the relevant board resolution. However, the Financial Supervisory Commission may intervene to adjust this price if we or any group of shareholders who hold in aggregate 30.0% or more of the total number of Shares that we are requested to purchase from dissenting shareholders do not accept the purchase price. Holders of ADSs will not be able to exercise dissenter’s rights unless they have withdrawn the underlying common stock and become our direct shareholders.
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
      Under the Securities and Exchange Act, we must file with the Financial Supervisory Commission and the Stock Market Division of the Korea Exchange (1) an annual report within 90 days after the end of our fiscal year and (2) interim reports with respect to the three month period, six month period and nine month period from the beginning of each fiscal year within 45 calendar days following the end of each period. Copies of these reports are or will be available for public inspection at the Financial Supervisory Commission and the Stock Market Division of the Korea Exchange.
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
      Under current Korean regulations, Korean securities companies and banks, including licensed branches of non-Korean securities companies and banks, investment management companies, futures trading companies, internationally recognized foreign custodians and the Korea Securities Depository may act as agents and provide related services for foreign shareholders. Certain foreign exchange controls and securities regulations apply to the transfer of Shares by non-residents or non-Koreans. See “Item 10. Additional Information — Item 10.D. Exchange Controls.”
      Our transfer agent is Kookmin Bank, located at 24-3, Yoido-dong, Youngdungpo-ku, Seoul, Korea.
Acquisition of Shares by Us
      We may not acquire our own Shares except in limited circumstances, such as a reduction in capital. In addition, we may acquire Shares (including equivalent securities with voting rights, e.g., depository certificates and certain other equity interests) through purchases on the Stock Market Division of the Korea Exchange or through a tender offer. We may also acquire interests in our own Shares pursuant to (i) a trust agreement entered into with a asset management company established under the Indirect Investment Asset Management Business Act or with a trust company established under the Trust Business Act or (ii) indirectly by a contract for acquisition of shares issued by an investment company established under the Indirect Investment Asset Management Business Act and which investment company may from time to time hold Shares issued by us. The aggregate purchase price for the Shares may not exceed the total amount available for distribution of dividends at the end of the preceding fiscal year, subject to certain procedural requirements, provided that, in case of acquisition of our own Shares by us for the purpose of cancellation, the aggregate purchase price may not exceed the total amount available for distribution of dividends at the end of the preceding fiscal year minus certain reserves.
      In general, corporate entities in which we own a 50.0% or more equity interest may not acquire our Shares.
      As of December 31, 2004, we held 72,831,248 shares as treasury shares. On January 4, 2002, as part of our privatization plan, we purchased 36,770,183 Shares from the Government at the price of Won 53,400 per share using the proceeds from the offerings of bonds with warrants and convertible bonds in January 2002. On May 24, 2002, we purchased an additional 23,524,392 Shares from the Government at the price of

Won 54,000 per share using the proceeds from the offering of convertible bonds in May 2002. Our treasury stock fund held an additional 1,259,170 Shares as of December 31, 2004.
Liquidation Rights
      In the event of our liquidation, after payment of all debts, liquidation expenses and taxes, our remaining assets will be distributed among shareholders in proportion to their shareholdings. Holders of Non-Voting Shares have no preference in liquidation.
Item 10.C.     Material Contracts
      None.
Item 10.D.     Exchange Controls
General
      The Foreign Exchange Transaction Act and the Presidential Decree and regulations under that Act and Decree (collectively the “Foreign Exchange Transaction Laws”) regulate investment in Korean securities by non-residents and issuance of securities outside Korea by Korean companies. Under the Foreign Exchange Transaction Laws, non-residents may invest in Korean securities only in compliance with the provisions of, and to the extent specifically allowed by, these laws or otherwise permitted by the Ministry of Finance and Economy. The Financial Supervisory Commission has also adopted, pursuant to its authority under the Korean Securities and Exchange Act, regulations that control investment by foreigners in Korean securities and regulate the issuance of securities outside Korea by Korean companies.
      Under the Foreign Exchange Transaction Laws, if the Government deems that certain emergency circumstances, including, but not limited to, the outbreak of natural calamities, wars or grave and sudden changes in domestic or foreign economies, are likely to occur, the Ministry of Finance and Economy may temporarily suspend the transactions where Foreign Exchange Transaction Laws are applicable, or impose an obligation to deposit or sell capital to certain Korean governmental agencies or financial institutions. In addition, if the Government deems that it is confronted or is likely to be confronted with serious difficulty in movement of capital between Korea and abroad which will bring serious obstacles in carrying out its currency policies, exchange rate policies and other macroeconomic policies, the Ministry of Finance and Economy may take measures to require any person who performs transactions to deposit such capital to certain Korean governmental agencies or financial institutions.
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
Reporting Requirements for Holders of Substantial Interests
      Any person whose direct or beneficial ownership of shares, whether in the form of shares or ADSs, certificates representing the rights to subscribe for Shares and equity-related debt securities including convertible bonds and bonds with warrants (collectively, the “Equity Securities”) together with the Equity

Securities beneficially owned by certain related persons or by any person acting in concert with the person accounts for 5.0% or more of the total issued Equity Securities is required to report the status of the holdings to the Financial Supervisory Commission and the Stock Market Division of the Korea Exchange within five business days after reaching the 5.0% ownership interest. In addition, any change in the ownership interest subsequent to the report which equals or exceeds 1.0% of the total issued Equity Securities is required to be reported to the Financial Supervisory Commission and the Stock Market Division of the Korea Exchange within five business days from the date of the change. The required information to be included in the 5.0% report and the deadline for filing the report may be different if the acquisition of such shareholding interest is for the purpose of exercising influence over the management, as opposed to an acquisition for investment purposes.
      Violation of these reporting requirements may subject a person to criminal sanctions such as fines or imprisonment and may result in a loss of voting rights with respect to the unreported ownership of Equity Securities exceeding 5.0%. Furthermore, the Financial Supervisory Commission may issue an order to dispose of non-reported Equity Securities.
Restrictions Applicable to ADSs
      No Korean governmental approval is necessary for the sale and purchase of ADSs in the secondary market outside Korea or for the withdrawal of shares underlying ADSs and the delivery inside Korea of shares in connection with the withdrawal, provided that a foreigner who intends to acquire the shares must obtain an investment registration card from the Financial Supervisory Service as described below. In general, the acquisition of the shares by a foreigner must be reported by the foreigner or his standing proxy in Korea immediately to the Governor of the Financial Supervisory Service; provided, however, that in cases where a foreigner acquires shares through the exercise of rights as a holder of ADSs (or other depositary certificates), the foreigner must cause such report to the Governor of the Financial Supervisory Service to be filed by the Korea Securities Depository.
      Persons who have acquired shares as a result of the withdrawal of shares underlying the ADSs may exercise their preemptive rights for new shares, participate in free distributions and receive dividends on shares without any further governmental approval.
Restrictions Applicable to Shares
      Foreigners may invest, with limited exceptions and subject to procedural requirements, in all shares of Korean companies, whether listed on the Stock Market Division of the Korea Exchange or registered on the KOSDAQ Market Division of the Korea Exchange, unless prohibited by specific laws. Foreign investors may trade shares listed on the Stock Market Division of the Korea Exchange or registered on the KOSDAQ Market Division of the Korea Exchange only through the Stock Market Division of the Korea Exchange or the KOSDAQ Market Division of the Korea Exchange, except in limited circumstances, including:

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
      For over-the-counter transactions of shares between foreigners outside the Stock Market Division of the Korea Exchange or the KOSDAQ Market Division of the Korea Exchange for shares with respect to which the limit on aggregate foreign ownership has been reached or exceeded, a securities company licensed in Korea must act as an intermediary. Odd-lot trading of shares outside the Stock Market Division of the Korea Exchange or the KOSDAQ Market Division of the Korea Exchange must involve a licensed securities company in Korea as the other party. Foreign investors are prohibited from engaging in margin transactions through borrowing shares from a securities company with respect to shares which are subject to a foreign ownership limit.
      The Investment Rules require a foreign investor who wishes to invest in shares on the Stock Market Division of the Korea Exchange or the KOSDAQ Market Division of the Korea Exchange (including Converted Shares) to register its identity with the Financial Supervisory Service prior to making any such investment; however, the registration requirement does not apply to foreign investors who acquire Converted Shares with the intention of selling such Converted Shares within three months from the date of acquisition of the Converted Shares. Upon registration, the Financial Supervisory Service will issue to the foreign investor an investment registration card that must be presented each time the foreign investor opens a brokerage account with a securities company. Foreigners eligible to obtain an investment registration card include foreign nationals who are individuals residing abroad for more than six months, foreign governments, foreign municipal authorities, foreign public institutions, international financial institutions or similar international organizations, corporations incorporated under foreign laws and any person in any additional category designated by decree of the Ministry of Finance and Economy. All Korean offices of a foreign corporation as a group are treated as a separate entity from the offices of the corporation outside Korea. However, a foreign corporation or depositary bank issuing depositary receipts may obtain one or more investment registration cards in its name in certain circumstances as described in the relevant regulations.
      Upon a foreign investor’s purchase of shares through the Stock Market Division of the Korea Exchange or the KOSDAQ Market Division of the Korea Exchange, no separate report by the investor is required because the investment registration card system is designed to control and oversee foreign investment through a computer system. However, a foreign investor’s acquisition or sale of shares outside the Stock Market Division of the Korea Exchange or the KOSDAQ Market Division of the Korea Exchange (as discussed above) must be reported by the foreign investor or his standing proxy to the Governor of the Financial Supervisory Service at the time of each such acquisition or sale; provided, however, that in cases where a foreigner acquires shares through the exercise of rights as a holder of ADSs (or other depositary certificates), the foreigner must cause such report to the Governor of the Financial Supervisory Service to be filed by the Korea Securities Depository; and further provided that a foreign investor must ensure that any acquisition or sale by it of shares outside the Stock Market Division of the Korea Exchange or the KOSDAQ Market Division of the Korea Exchange in the case of trades in connection with a tender offer, odd-lot trading of shares or trades of a class of shares for which the aggregate foreign ownership limit has been reached or exceeded, is reported to the Governor of the Financial Supervisory Service by the securities company engaged to facilitate such transaction. A foreign investor must appoint one or more standing proxies from among the Korea Securities Depository, foreign exchange banks, including domestic branches of foreign banks, securities companies, including domestic branches of foreign securities companies, asset management companies, futures trading companies and internationally recognized custodians that will act as a standing proxy to exercise shareholders’ rights or perform any matters related to the foregoing activities if the foreign investor does not perform these activities himself. However, a foreign investor may be exempted from complying with these standing proxy rules with the approval of the Governor of the Financial Supervisory Service in cases deemed inevitable by reason of conflict between laws of Korea and the home country of the foreign investor.
      Certificates evidencing shares of Korean companies must be kept in custody with an eligible custodian in Korea. Only foreign exchange banks, including domestic branches of foreign banks, securities companies, including domestic branches of foreign securities companies, the Korea Securities Depository, asset management companies, futures trading companies and internationally recognized custodians are eligible to act as a custodian of shares for a non-resident or foreign investor. A foreign investor must ensure that his custodian deposits its shares with the Korea Securities Depository. However, a foreign investor may be exempted from complying with this deposit requirement with the approval of the Governor of the Financial Supervisory Service in circumstances where compliance with that requirement is made impracticable, including cases where compliance would contravene the laws of the home country of such foreign investor.
      Under the Investment Rules, with certain exceptions, foreign investors may acquire shares of a Korean company without being subject to any foreign investment ceiling. As one such exception, designated public corporations are subject to a 40.0% ceiling on the acquisition of shares by foreigners in the aggregate and a ceiling on the acquisition of shares by a single foreign investor pursuant to the articles of incorporation of such corporation. Currently, Korea Electric Power Corporation is the only designated public corporation which has set such a ceiling. Furthermore, an investment by a foreign investor of not less than 10.0% of the issued shares with voting rights of a Korean company is defined as a direct foreign investment under the Foreign Investment Promotion Act, which is, in general, subject to the report to, and acceptance, by the Ministry of Commerce, Industry and Energy. The acquisition of shares of a Korean company by a foreign investor may also be subject to certain foreign shareholding restrictions in the event that the restrictions are prescribed in each specific law which regulates the business of the Korean company. A foreigner who has acquired shares of our common stock in excess of this ceiling may not exercise his voting rights with respect to the shares of our common stock exceeding the limit.
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
      The securities companies and asset management companies are allowed to open foreign currency accounts with foreign exchange banks exclusively for accommodating foreign investors’ stock investments in Korea. Through these accounts, these securities companies and asset management companies may enter into foreign exchange transactions on a limited basis, such as conversion of foreign currency funds and Won funds, either as a counterparty to or on behalf of foreign investors, without the investors having to open their own accounts with foreign exchange banks.
Item 10.E.     Taxation
      The following summary is based upon tax laws of the United States and the Republic of Korea as in effect on the date of this annual report on Form 20-F, and is subject to any change in United States or Korean law that may come into effect after such date. Investors in the convertible notes, bonds, shares of common stock or ADSs are advised to consult their own tax advisers as to the United States, Korean or other tax consequences of the purchase, ownership and disposition of such securities, including the effect of any national, state or local tax laws. In this section, all references to “convertible notes” mean our 0.25% Convertible Notes due 2007 and all references to “bonds” mean our 7.50% Notes due 2006 and 7.625% Notes due 2007.
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
      In order to obtain the benefits of a reduced withholding tax rate under a tax treaty, you must submit to us, prior to the dividend payment date, such evidence of tax residence as may be required by the Korean tax authorities. In the case of ADSs, evidence of tax residence may be submitted to us through the depositary. In addition, on or after July 1, 2002, in order to obtain the benefit of a tax exemption available under applicable tax treaties, you should submit an exemption application prior to the time of the dividend payment, together with a certificate of your tax residence issued by a competent authority of your resident country. Excess taxes withheld may be recoverable if you subsequently produce satisfactory evidence that you were entitled to have tax withheld at a lower rate.
      If we distribute to you free shares representing a transfer of certain capital reserves or asset revaluation reserves into paid-in capital, that distribution may be a deemed dividend subject to Korean tax.

Capital Gains
      Capital gain from a sale of shares of common stock will generally be exempt from Korean taxation if you have owned, together with certain related parties, less than 25.0% of our total issued shares during the year of sale and the five calendar years before the year of sale, and the sale is made through the Stock Market Division of the Korea Exchange. Capital gain earned by a non-Korean holder from a sale of ADSs outside of Korea are exempt from Korean taxation by virtue of the STTCL, provided that the issuance of the ADSs is deemed to be an overseas issuance under the STTCL.
      If you are subject to tax on capital gain from a sale of ADSs, or shares of common stock that you acquired as a result of a withdrawal, your gain will be calculated based on your cost of acquiring the ADSs representing the shares of common stock, although there are no specific Korean tax provisions or rulings on this issue. In the absence of the application of a tax treaty that exempts tax on capital gain, the amount of Korean tax imposed on such capital gains will be the lesser of 11.0% of the gross realization proceeds or, subject to the production of satisfactory evidence of the acquisition cost and the transaction costs of the ADSs, 27.5% of the net capital gain.
      If you sell your shares of common stock or ADSs, the purchaser or, in the case of a sale of shares of common stock on the Stock Market Division of the Korea Exchange or through a licensed securities company in Korea, the licensed securities company, is required to withhold Korean tax from the sales price in an amount equal to 11% of the gross realization proceeds and to make payment thereof to the Korean tax authorities, unless you establish your entitlement to an exemption of taxation under an applicable tax treaty or produce satisfactory evidence of your acquisition cost and the transaction costs for the shares of common stock or ADSs. In order to obtain the benefit of an exemption of tax pursuant to a tax treaty, you must submit to the purchaser or the securities company (or through the depositary), as the case may be, prior to the first payment, an exemption application, together with a certificate of your tax residence issued by a competent authority of your residence country. This requirement will not apply to exemptions under Korean tax law. Excess taxes withheld may be recoverable if you subsequently produce satisfactory evidence that you were entitled to have taxes withheld at a lower rate.

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

Securities Transaction Tax
      If you transfer shares of common stock on the Stock Market Division of the Korea Exchange, you will be subject to securities transaction tax at a rate of 0.15% and an agriculture and fishery special tax at a rate of 0.15%, calculated based on the sales price of the shares. If you transfer shares of common stock and your transfer is not made on the Stock Market Division of the Korea Exchange you will generally be subject to the securities transaction tax at a rate of 0.5% and will generally not be subject to the agriculture and fishery special tax. Transfers of ADSs will not be subject to either the securities transaction tax or the agriculture and fishery special tax.
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

Sale, Exchange or other Disposition
      Except as described above under “— Conversion,” you will generally recognize gain or loss on a sale, exchange or other disposition of a convertible note (including pursuant to any cash settlement) in an amount equal to the difference between the amount realized on such sale, exchange or other disposition (less any accrued stated interest, which will be taxable as ordinary interest income) and your adjusted basis in the convertible note (or, in the case of cash settlement in respect of less than all of the shares of common stock or ADSs into which the convertible notes may be converted, the amount of such basis allocable to the cash settlement amount). Initially, your tax basis in a convertible note generally will equal the cost of the convertible note to you. Your basis will increase by any amounts that you are required to include in income under the rules governing market discount, and will decrease by the amount of any amortized premium and any payments other than stated interest made on the convertible note. Gain or loss that you recognize on a sale, exchange or other disposition of a convertible note generally will be capital gain or loss, and will be long-term capital gain or loss if the convertible note was held for more than one year. Your ability to offset capital losses against ordinary income is limited. Long-term capital gain recognized by an individual U.S. holder generally is subject to taxation at reduced rates.

Foreign Tax Credit Considerations
      You should consult your own tax advisers to determine whether you are subject to any special rules that limit your ability to make effective use of foreign tax credits, including the possible adverse impact of failing to take advantage of benefits under the income tax treaty between the United States and Korea. If no such rules apply, you may claim a credit against your U.S. federal income tax liability for Korean taxes withheld from payments of interest or in respect of a conversion of the convertible notes into shares of common stock or ADSs, so long as you have owned the convertible notes (and not entered into specified kinds of hedging transactions) for at least a 16-day period that includes the date on which the right to receive payment of such interest or payment in respect of such conversion arises. Instead of claiming a credit, you may, at your election, deduct such Korean taxes in computing your taxable income, subject to generally applicable limitations under U.S. tax law.

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

Foreign Tax Credit Considerations
      You should consult your own tax advisers to determine whether you are subject to any special rules that limit your ability to make effective use of foreign tax credits, including the possible adverse impact of failing to take advantage of benefits under the income tax treaty between the United States and Korea. If no such rules apply, you may claim a credit against your U.S. federal income tax liability for Korean taxes withheld from payments of interest, so long as you have owned the bonds (and not entered into specified kinds of hedging transactions) for at least a 16-day period that includes the date on which the right to receive payment of such interest arises. Instead of claiming a credit, you may, at your election, deduct such Korean taxes in computing your taxable income, subject to generally applicable limitations under U.S. tax law.
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
      Subject to certain exceptions for short-term and hedged positions, the U.S. dollar amount of dividends received by an individual prior to January 1, 2009 with respect to the ADSs and common stock will be subject to taxation at a maximum rate of 15% if the dividends are “qualified dividends.” Dividends paid on the ADSs and common stock will be treated as qualified dividends if (i) we are eligible for the benefits of a comprehensive income tax treaty with the United States that the Internal Revenue Service has approved for the purposes of the qualified dividend rules and (ii) we were not, in the year prior to the year in which the dividend was paid, and are not, in the year in which the dividend is paid, (a) a passive foreign investment company (“PFIC”) or (b) for dividends paid prior to the 2005 tax year, a foreign personal holding company (“FPHC”) or foreign investment company (“FIC”). The income tax treaty between Korea and the United States has been approved for the purposes of the qualified dividend rules. Based on our audited financial statements and relevant market and shareholder data, we believe that we were not treated as a PFIC, FPHC or FIC for U.S. federal income tax purposes with respect to our 2003 or 2004 taxable year. In addition, based on our audited financial statements and our current expectations regarding the value and nature of our assets, the sources and nature of our income, and relevant market and shareholder data, we do not anticipate becoming a PFIC for our 2005 taxable year. The U.S. Treasury has announced its intention to promulgate rules pursuant to which holders of ADSs or common stock and intermediaries though whom such securities are held will be permitted to rely on certifications from issuers to establish that dividends are treated as qualified dividends. Because such procedures have not yet been issued, it is not clear whether we will be able to comply with them. You should consult your own tax advisers regarding the availability of the reduced dividend tax rate in the light of your own particular circumstances.
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
Item 10.F.     Dividends and Paying Agents
      See “Item 8. Financial Information — Consolidated Statements and Other Financial Information — Dividends” for information concerning our dividend policies and our payment of dividends. See “Item 10. Additional Information — Item 10.B. Memorandum and Articles of Association — Dividends” for a discussion of the process by which dividends are paid on our common shares. See “Item 12. Description of Securities Other than Equity Securities — Description of American Depositary Shares — Dividends and

Distributions” for a discussion of the process by which dividends are paid on our ADSs. The paying agent for payment of our dividends on ADSs in the United States is Citibank, N.A.
Item 10.G.     Statements by Experts
      Not applicable.
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
      We are exposed to foreign exchange rate and interest rate risks primarily associated with underlying liabilities, and to equity price risk as a result of our investment in equity-linked securities. Following evaluation of these positions, we (including KTF) selectively enter into derivative financial instruments to manage the related risk exposures. These contracts are entered into with major financial institutions, thereby minimizing the risk of credit loss. The activities of our finance division are subject to policies approved by our foreign exchange and interest rate risk management committee. These policies address the use of derivative financial instruments, including the approval of counterparties, setting of limits and investment of excess liquidity. Our general policy is to hold or issue derivative financial instruments only for hedging purposes.
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
      We entered into two currency swap contracts for principal and interest denominated in Won in place of principal and interest of long-term debt denominated in dollars in June 2003. Under these currency swap contracts, we recognized a valuation loss of Won 2 billion in 2003 and Won 37 billion in 2004. Details of currency swap contracts outstanding as of December 31, 2004 are as follows:

	Contract Amount	Fixed Amount
Bank	(In millions)	(In billions)		Receiving Interest Rate	Paying Interest Rate	Terminal Date

J.P. Morgan	$50	W	59.8	4.30% per year in Dollars	6.17% per year in Won	January 3, 2005
J.P. Morgan	$150	W	179.8	3-month LIBOR plus 0.80% in Dollars	3-month LIBOR plus 2.64% in Won	June 24, 2006
      We have also entered into various interest currency swap contracts with financial institutions for principal and interest denominated in one currency in place of principal and interest of long-term debt denominated in the other currency. The principal amounts in Won will be adjusted according to the foreign exchange rate of the terminal date within certain ranges. Under these interest currency swap contracts, we recognized a valuation gain of Won 5 billion in 2003 and a valuation loss of Won 106 billion in 2004. Details of interest currency swap contracts outstanding as of December 31,2004 are as follows:

	Contract			Fixed Receiving		Variable Paying
	Amount	Amount		Interest Rate		Interest Rate
Bank	(In millions)	(In billions)		(1 year)		(6 months)	Terminal Date

J.P. Morgan	$50	W	55 to 60	4.3% (US$	)	6-month LIBOR plus 4.55% W	January 3, 2005
J.P. Morgan(1)	$100	W	116	5.9% (US$	)	6-month LIBOR plus 1.87% W	June 24, 2014
				5.5% (Won	)
J.P. Morgan(2)	$200	W	231	5.5% (Won	)	6-month LIBOR plus 0.69% W	June 24, 2014
						5.9% minus contingent spread (US$)
Merrill Lynch	$100	W	116	5.0% (Won	)	5.9% minus contingent spread (US$)	June 24, 2014
Merrill Lynch	$50	W	53	4.7% (Won	)	5.9% minus contingent spread (US$)	June 24, 2014
Citibank	$25	W	28 to 30	4.3% (US$	)	6-month LIBOR plus 4.45% W	January 3, 2005
UBS Bank	$25	W	28 to 30	4.3% (US$	)	6-month LIBOR plus 4.45% W	January 3, 2005
Deutsche bank	$50	W	55 to 60	4.3% (US$	)	6-month LIBOR plus 4.57% W	January 3, 2005
Deutsche bank	$50	W	53	4.7% (Won	)	5.9% minus contingent spread (US$)	June 24, 2014
Shinhan bank	$50	W	55 to 60	4.3% (US$	)	6-month LIBOR plus 4.45% W	January 3, 2005

(1)	The interest will be received at 5.9% (US$) and paid at 6-month LIBOR plus 1.87% (Won) every six months over the first five years. Then, the interest will be received at 5.9% (US$) every six months and paid at 5.5% (Won) per year over the following five years.

(2)	The interest will be received at 5.9%-contingent spread (US$) and paid at 6-month LIBOR plus 0.69% (Won) every six months over the first five years. Then, the interest will be received at 5.9%-contingent spread (US$) every six months and paid at 5.5% (Won) per year over the following five years.
      We also entered into eight currency forward contracts with financial institutions in connection with out repayment of outstanding principal amounts of convertible notes due 2007 and bonds due 2005. Under these currency forward contracts, we recognized a net valuation loss of Won 10 billion in 2004. See Note 23(f) to the Consolidated Financial Statements.
Interest Rate Risk
      We are also subject to market risk exposure arising from changing interest rates. A reduction of interest rates increases the fair value of our debt portfolio, which is primarily of a fixed interest nature. We use, to a limited extent, interest rate swap contracts, interest rate swaption contracts and interest currency swap contracts to reduce interest rate volatility on some of our debt and manage our interest expense by achieving a balanced mixture of floating and fixed rate debt. We have entered into various interest rate swap contracts with financial institutions for variable rates of interest in place of fixed rates of interest. Under our interest rate swap contracts, we recognized a net valuation loss of Won 13 billion in 2003 and a net valuation gain of Won 9 billion in 2004. See Note 23(c) to the Consolidated Financial Statements.
      During 2003, we entered into various interest rate swap contracts with financial institutions for variable rates of interest in place of fixed rates of interest. Under these interest rate swap contracts, we recognized a net valuation loss of W13.4 billion in 2004. Details of interest rate swap contracts outstanding as of December 31, 2004 are as follows:

		Fixed Amount
	Nominal	(In millions of
	Premium	Dollars and	Fixed Interest Rate
Bank	(In millions)	billions of Won)	(1 year)	Variable Interest Rate	Terminal Date

J.P. Morgan	$1.6	US$150	7.50%	6-month LIBOR plus 4.32%	June 1, 2006
J.P. Morgan	$0.5	US$200	7.63%	6-month LIBOR plus 4.61%	April 15, 2007
Citibank	—	W110	5.29%	3-month LIBOR plus 1.47%	April 30, 2008
Shinhan Bank	—	W180	6.35%	3-month LIBOR plus 2.47% plus contingent spread	September 30, 2007
Shinhan Bank	—	W58	4.70%	6-month LIBOR plus 0.69%	June 24, 2009
UBS	—	W58	4.70%	6-month LIBOR plus 0.69%	June 24, 2009
UBS	—	W58	4.64%	6-month LIBOR plus 0.69%	June 24, 2009
BNP Paribas	—	W110	5.29%	3-month LIBOR plus 1.54%	April 30, 2008
CSFB	—	W58	4.64%	6-month LIBOR plus 0.69%	June 24, 2009
      In 2002, we also entered into one interest rate swaption contract with Citibank for variable rates of interest in place of fixed rates of interest. Under this interest swaption contract, we recognized a valuation gain of Won 2 billion in 2003 and a valuation loss of Won 1 billion in 2004. Details of interest rate swaption contract outstanding as of December 31, 2004 are as follows:

	Swaption Premium		Fixed Interest Rate	Variable Interest
Bank	(In billions)		(1 year)	Rate (3 months)	Exercise Date	Type

Citibank	W	1.9	7.9%	91-day certified deposit rate	April 25, 2005	Selling
      In addition, we entered into various interest currency swap contracts with financial institutions for principal and the variable rate of interest denominated in Won in place of principal and the fixed rate of interest of long-term debt denominated in U.S. dollars in October 2003, as discussed above in “— Exchange Rate Risk.” See Note 23(2) to the Consolidated Financial Statements.
      The following table summarizes the carrying amounts, fair values, principal cash flows by maturity date and weighted average interest rates of our short-term and long-term liabilities as of December 31, 2004 which are sensitive to exchange rates and/or interest rates. The information is presented in Won, which is our reporting currency.

	Maturities

							December 31, 2004		December 31, 2003

	2005	2006	2007	2008	2009	Thereafter	Total(1)	Fair Value	Total	Fair Value

	(In Won millions except rates)
Local currency:
Fixed rate	2,892,880	813,874	1,050,560	840,000	990,000	1,890,033	8,477,347	8,776,448	8,442,367	8,333,449
Average weighted rate(2)	5.17%	5.30%	4.62%	4.46%	5.36%	5.31%	4.85%	—	5.41%	—
Variable rate	239,693	55,431	34,135	16,642	3,752	—	349,653	351,403	310,638	299,222
Average weighted rate(2)	4.40%	4.28%	4.51%	4.26%	—	—	3.97%	—	4.07%	—

Sub-total	3,132,573	869,305	1,084,695	856,642	993,752	1,890,033	8,827,000	9,127,851	8,753,005	8,632,671

Foreign currency:
Fixed rate	1,780,968	203,595	223,572	0	0	730,660	2,938,795	2,909,679	2,660,429	2,525,139
Average weighted rate(2)	5.69%	5.13%	5.97%	5.97%	5.97%	5.97%	5.17%	—	2.37%	—
Variable rate	238,556	159,701	2,088	1,044	1,044	1,044	403,477	393,600	461,994	446,792
Average weighted rate(2)	3.61%	6.32%	6.78%	6.78%	6.78%	—	3.13%	—	1.87%	—

Subtotal	2,019,524	363,296	225,660	1,044	1,044	731,704	3,342,272	3,303,279	3,122,423	2,971,931

Total	5,152,097	1,232,601	1,310,355	857,686	994,796	2,621,737	12,169,272	12,431,130	11,875,428	11,604,602

(1)	Includes: (1) the then outstanding amount of Won 1,179 billion of convertible notes due 2007, of which Won 1,164 billion was repaid on January 4, 2005 upon election by noteholders to exercise their option to redeem the notes, (2) the then outstanding amount of Won 522 billion of bonds due 2005 issued to Microsoft Corporation, which we repaid on January 4, 2005 upon maturity, and (3) the then outstanding amount of Won 1,323 billion of convertible bonds due 2005 issued to domestic investors, which we repaid, together with accrued interest, on May 25, 2005 upon maturity.

(2)	Weighted average rates of the portfolio at the period end.

Item 12.	Description of Securities Other than Equity Securities
Description of American Depositary Shares
      Citibank, N.A. is the depositary bank for our outstanding American Depositary Shares and has agreed to continue to act as the depositary bank for this offering of American Depositary Shares. Citibank’s depositary offices are located at 111 Wall Street, New York, New York 10005. American Depositary Shares are frequently referred to as “ADSs” and represent ownership interests in securities that are on deposit with the depositary bank. ADSs are normally represented by certificates that are commonly known as “American Depositary Receipts” or “ADRs.” The depositary bank typically appoints a custodian to safekeep the securities on deposit. In this case, the custodian is Korea Securities Depository located at 33 Yoido-dong, Youngdeungpo-ku, Seoul 150-010, Korea.
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
      As an owner of ADSs, you may hold your ADSs either by means of an ADR registered in your name or through a brokerage or safekeeping account. If you decide to hold your ADSs through your brokerage or safekeeping account, you must rely on the procedures of your broker or bank to assert your rights as ADS owner. Please consult with your broker or bank to determine what those procedures are. This summary description assumes you have opted to own the ADSs directly by means of an ADR registered in your name and, as such, we will refer to you as the “holder.” When we refer to “you,” we assume the reader owns ADSs and will own ADSs at the relevant time.
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
      If any of the representations or warranties is incorrect in any way, we and the depositary bank may, at your cost and expense, take any and all actions necessary to correct the consequences of the misrepresentations.
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
      If you hold an ADR registered in your name, the depositary bank may ask you to provide proof of identity and genuineness of any signature and such other documents as the depositary bank may deem appropriate before it will cancel your ADSs. The withdrawal of the common stock represented by your ADSs may be delayed until the depositary bank receives satisfactory evidence of compliance with all applicable laws and regulations. Please keep in mind that the depositary bank will only accept ADSs for cancellation that represents a whole number of securities on deposit.
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
      An investor who wants to withdraw the shares from the depositary facility created under the deposit agreement must register its identity with the Financial Supervisory Service of Korea before the acquisition of the shares if such registration has not been made unless such investor intends to sell the shares within three months of obtaining them. See “Item 10. Additional Information — Item 10.D. Exchange controls — Restrictions Applicable to ADSs.”
Voting Rights
      As a holder, you generally have the right under the deposit agreement to instruct the depositary bank to exercise the voting rights for the common stock represented by your ADSs. The voting rights of holders of common stock are described in this annual report under the heading, “Additional Information — Articles of Incorporation — Voting Rights.”
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
Pre-Release Transactions
      The depositary bank may, in certain circumstances, issue ADSs before receiving a deposit of common stock and deliver shares of common stock before receipt and cancellation of ADSs. These transactions are commonly referred to as “pre-release transactions.” The deposit agreement limits the aggregate size of pre-release transactions and imposes a number of conditions on such transactions (i.e., the need to receive collateral, the type of collateral required, the representations required from brokers, etc.). The depositary bank may retain the compensation received from the pre-release transactions.
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
      We carried out an evaluation under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures as of December 31, 2004. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives. Based upon our evaluation, our Chief Executive Officer and Chief Financial Officer concluded that the disclosure controls and procedures as of December 31, 2004 were effective to provide reasonable assurance that information required to be disclosed in the reports we file and submit under the Securities Exchange Act of 1934, as amended, is recorded, processed, summarized and reported as and when required.
      There has been no change in our internal control over financial reporting during 2004 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Item 16.A.	Audit Committee Financial Expert
      At our annual general meeting of shareholders in March 2004, our shareholders elected the following four members of the Audit Committee: Jong-Sang Kim, Do-Hwan Kim, Jeong-Ro Yoon and Kon-Sik Kim. In addition, they determined and designated that Jong-Sang Kim is an “audit committee financial expert” within the meaning of this Item 16.A. The board of directors have approved this newly elected Audit Committee, and reaffirmed the determination by our shareholders that Jong-Sang Kim is an audit committee financial expert and further determined that he is independent within the meaning of applicable SEC rules and the listing standards of the New York Stock Exchange.

Item 16.B.	Code of Ethics
      We have adopted a code of ethics, as defined in Item 16.B. of Form 20-F under the Securities Exchange Act of 1934, as amended. Our code of ethics applies to our Chief Executive Officer, Chief Financial Officer and persons performing similar functions, as well as to our directors, other officers and employees. Our code of ethics is available on our web site at www.kt.co.kr. If we amend the provisions of our code of ethics that apply to our Chief Executive Officer, Chief Financial Officer and persons performing similar functions, or if we grant any waiver of such provisions, we will disclose such amendment or waiver on our web site.

Item 16.C.	Principal Accountant Fees and Services
Audit and Non-Audit Fees
      The following table sets forth the fees billed to us by our independent auditors, KPMG Samjong Accounting Corp., during the fiscal years ended December 31, 2003 and 2004:

	Year Ended
	December 31,

	2003		2004

	(In millions)
Audit fees	W	1,847	W	2,053
Audit-related fees		—		—
Tax fees		77		—
Other fees		172		154

Total fees	W	2,096	W	2,207

      Audit fees in the above table are the aggregate fees billed by KPMG Samjong Accounting Corp. in connection with the audit of our annual financial statements and the review of our interim financial statements.
      Audit-related fees in the above table are the aggregate fees billed by KPMG Samjong Accounting Corp. for issuing a comfort letter related to an offering.
      Tax fees in the above table are fees billed by KPMG Samjong Accounting Corp. for the preparation of our income tax return and tax advice.
      Other fees in the above table are fees billed by KPMG Samjong Accounting Corp. primarily related to best practice recommendations for our finance resource management system and market research service.
      KPMG Samjong Accounting Corp. had a contingent fee arrangement related to a tax appeal of KT Corporation in 2003. However, we lost the appeal and KPMG Samjong Accounting Corp. did not receive any contingent fee under this arrangement.
Audit Committee Pre-Approval Policies and Procedures
      Our audit committee has not established pre-approval policies and procedures for the engagement of our independent auditors for services. Our audit committee expressly approves on a case-by-case basis any engagement of our independent auditors for audit and non-audit services provided to our subsidiaries or us.

Item 16.D.	Exemptions from the Listing Standards for Audit Committees
      Not applicable.

Item 16.E.	Purchases of Equity Securities by the Issuer and Affiliated Purchasers
      The following table sets forth the repurchases of common shares by us or any affiliated purchasers during the fiscal year ended December 31, 2004:

		Average Price		Total Number of Shares	Maximum Number of Shares
	Total Number of	Paid per Share		Purchased as Part of	that May Yet Be Purchased
Period	Shares Purchased	(In Won)		Publicly Announced Plans	Under the Plans

January 1 to January 31	0	W	—	0	0
February 1 to February 29	0		—	0	0
March 1 to March 31	0		—	0	0
April 1 to April 30	0		—	0	0
May 1 to May 31	0		—	0	0
June 1 to June 30	0		—	0	0
July 1 to July 31	0		—	0	0
August 1 to August 31	0		—	0	0
September 1 to September 30	0		—	0	0
October 1 to October 31	0		—	0	0
November 1 to November 30	0		—	0	0
December 1 to December 31	0		—	0	0

Total	0	W	—	0	0

PART III

Item 17.	Financial Statements
      Not applicable.

Item 18.	Financial Statements
AUDITED CONSOLIDATED ANNUAL FINANCIAL STATEMENTS OF KT CORPORATION
AUDITED CONSOLIDATED ANNUAL FINANCIAL STATEMENTS OF KT FREETEL CO., LTD.*

*	Included pursuant to Rule 3-09 of Regulation S-X under the Securities Act of 1933, as amended.

Item 19.	Exhibits

1		Articles of Incorporation of KT Corporation (English translation)
2	.1*	Form of Common Stock Certificate of KT Corporation, par value Won 5,000 per share (including translation in English) (incorporated herein by reference to Exhibit 4.3 of the Registrant’s Registration Statement (Registration No. 333-7630) on Form F-1)
2	.2*	Deposit Agreement dated as of May 25, 1999 entered into among KT Corporation, Citibank, N.A., as depositary, and all Holders and Beneficial Owners of American Depositary Shares evidenced by the American Depositary Receipts issued thereunder, including the form of American depositary receipt (incorporated herein by reference to Exhibit(a)(i) of the Registrant’s Registration Statement (Registration No. 333-13578) on Form F-6)
2	.3*	Form of Amendment No. 1 Deposit Agreement dated as of May 25, 1999 entered into among KT Corporation, Citibank, N.A., as depositary, and all Holders and Beneficial Owners of American Depositary Shares evidenced by the American Depositary Receipts issued thereunder, including the form of American depositary receipt (incorporated herein by reference to Exhibit(a)(ii) of the Registrant’s Registration Statement (Registration No. 333-13578) on Form F-6)
2	.4*	Letter from Citibank, N.A., as depositary, to the Registrant relating to the pre-release of the American depositary receipts (incorporated herein by reference to the Registrant’s Registration Statement (Registration No. 333-10330) on Form F-6)
7.1		Computation of ratio of earnings to fixed charges
8.1		List of subsidiaries of KT Corporation
12.1		Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2		Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1		Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1		Consent of KPMG Samjong Accounting Corp. with respect to the financial statements of KT Corporation
15.2		Consent of Deloitte HanaAnjin LLC with respect to the financial statements of KT Freetel Co., Ltd.
15.3		The Telecommunications Basic Law (English translation)
15.4		Enforcement Decree of the Telecommunications Basic Law (English translation)
15.5		The Telecommunications Business Law (English translation)
15.6		Enforcement Decree of the Telecommunications Business Act (English translation)

*	Filed previously as indicated.

Report of Independent Registered Public Accounting Firm
The Board of Directors and Stockholders
KT Corporation:
      We have audited the accompanying consolidated balance sheets of KT Corporation and subsidiaries (the “Company”) as of December 31, 2003 and 2004, and the related consolidated statements of earnings and retained earnings and cash flows for each of the years in the three-year period ended December 31, 2004, all expressed in Korean Won. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We did not audit the financial statements of (1) KT Freetel Co., Ltd. (“KTF”), a 40.3%, 46.9% and 48.7% owned subsidiary at December 31, 2002, 2003 and 2004, respectively, as of and for each of the years in the three-year period ended December 31, 2004, and (2) KTICOM Co., Ltd. (“KTICOM”), a 87.3% owned (indirectly owned through KTF) subsidiary at December 31, 2002, for the year ended December 31, 2002, which was merged into KTF on March 6, 2003. The financial statements of KTF and KTICOM, which are included in the consolidated financial statements of the Company, reflect total combined assets constituting 29.1% and 29.5% as of December 31, 2003 and 2004, respectively, and total revenues constituting 29.3%, 28.1% and 30.5% for the years ended December 31, 2002, 2003 and 2004, respectively, of the related consolidated totals. Those financial statements were audited by other auditors whose reports have been furnished to us, and our report, insofar as it relates to the amounts included for KTF and KTICOM, is based solely on the reports of the other auditors.
      We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits and the reports of the other auditors provide a reasonable basis for our opinion.
      In our opinion, based on our audits and the reports of the other auditors, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2003 and 2004, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2004 in accordance with accounting principles generally accepted in the Republic of Korea.
      The accompanying consolidated financial statements as of and for the year ended December 31, 2004 have been translated into United States dollars solely for the convenience of the reader. We have audited the translation and, in our opinion, the consolidated financial statements expressed in Korean Won have been translated into dollars on the basis set forth in note 3 of the notes to the consolidated financial statements.
      Accounting principles generally accepted in the Republic of Korea vary in certain significant respects from accounting principles generally accepted in the United States of America. Information relating to the nature and effect of such differences is presented Note 36 to the consolidated financial statements.
KPMG Samjong Accounting Corp.
Seoul, Korea
March 25, 2005, except as to the second paragraph of note 35, which is as of May 25, 2005

KT CORPORATION AND SUBSIDIARIES
Consolidated Balance Sheets
December 31, 2003 and 2004

					2004
Assets	2003		2004		(Note 3)

	(In millions of Won and U.S. dollars)
Current assets:
Cash and cash equivalents (notes 4 and 5)	W	760,868	W	1,755,929	$1,696.4
Short-term financial instruments (note 5)		60,899		984,122	950.8
Current portion of investment securities (note 8):
Trading securities		52,397		6,186	6.0
Available-for-sale securities		286,757		257,803	249.1
Held-to-maturity securities		5,712		1,660	1.6
Notes and accounts receivable — trade, less allowance for doubtful accounts of W646,273 in 2003 and W702,635 in 2004 (note 2)		2,647,379		2,793,143	2,698.4
Accounts receivable — other		323,042		365,162	352.8
Inventories (note 6)		364,833		374,319	361.6
Other current assets (note 7)		230,044		270,653	261.5

Total current assets		4,731,931		6,808,977	6,578.2

Investment securities:
Available-for-sale securities (note 8)		260,642		218,757	211.3
Held-to-maturity securities (note 8)		111,409		94,404	91.2
Equity securities of affiliates (note 9)		140,790		54,061	52.2

Total investment securities		512,841		367,222	354.7

Property, plant and equipment (note 10):
Land		1,154,955		1,167,683	1,128.1
Buildings and structures		4,282,494		4,555,427	4,401.0
Machinery and equipment		34,731,446		35,624,899	34,416.9
Vehicles		82,911		89,316	86.3
Tools, furniture and fixtures		2,005,812		2,114,653	2,042.9
Construction in progress		750,267		487,461	470.9

		43,007,885		44,039,439	42,546.1
Less accumulated depreciation		(26,633,942)		(28,317,984)	(27,357.8)

Net property, plant and equipment		16,373,943		15,721,455	15,188.3

Other assets (notes 5, 11 and 26)		3,937,960		3,575,578	3,454.3

	W	25,556,675	W	26,473,232	$25,575.5

See accompanying notes to consolidated financial statements.

KT CORPORATION AND SUBSIDIARIES
Consolidated Balance Sheets, Continued
December 31, 2003 and 2004

					2004
Liabilities and Stockholders’ Equity	2003		2004		(Note 3)

	(In millions of Won and U.S. dollars,
	except share data)
Current liabilities:
Notes and accounts payable — trade	W	1,022,805	W	853,381	$824.4
Short-term borrowings (note 13)		631,689		438,592	423.8
Current portion of long-term debt (note 15)		2,172,510		4,756,067	4,594.8
Accounts payable — other		1,233,422		1,123,323	1,085.2
Advance receipts from customers		103,139		125,989	121.7
Accrued expenses		252,841		288,488	278.7
Withholdings		147,233		187,579	181.2
Income taxes payable		219,348		284,102	274.5
Other current liabilities (note 14 and 23)		132,614		276,969	267.5

Total current liabilities		5,915,601		8,334,490	8,051.8

Long-term debt, excluding current portion (note 15)		9,049,748		6,985,071	6,748.2
Refundable deposits for telephone installation (note 16)		1,227,355		1,086,635	1,049.8
Accrual for retirement and severance benefits, net (note 17)		245,878		314,789	304.1
Long-term accounts payable — other (note 12)		572,606		554,024	535.2
Other long-term liabilities (note 18)		148,867		171,843	166.0

Total liabilities		17,160,055		17,446,852	16,855.1

Stockholders’ equity (note 19):
Common stock of W5,000 par value:
Authorized — 1,000,000,000 shares Issued — 284,849,400 shares in 2003 and 2004		1,560,998		1,560,998	1,508.1
Capital surplus (note 20)		1,308,612		1,291,617	1,247.8
Retained earnings:
Appropriated (note 21)		8,025,854		5,431,862	5,247.7
Unappropriated (deficit)		(342,554)		2,901,378	2,803.0

		7,683,300		8,333,240	8,050.7

Capital adjustments:
Treasury stock (note 22)		(3,962,598)		(3,962,568)	(3,828.2)
Loss on retirement of treasury stock (note 22)		(16,391)		(16,388)	(15.8)
Foreign-based operations translation adjustment		(5,859)		(2,847)	(2.7)
Unrealized gains (losses) on available-for-sale securities (note 8)		(24,799)		7,797	7.5
Unrealized losses on equity securities of affiliates (note 9)		(2,691)		(6,732)	(6.5)
Stock options (note 29)		6,745		11,686	11.3

		(4,005,593)		(3,969,052)	(3,834.4)

Minority interest in consolidated subsidiaries		1,849,303		1,809,577	1,748.2

Total stockholders’ equity		8,396,620		9,026,380	8,720.4
Commitments and contingencies (note 23)		—		—	—

	W	25,556,675	W	26,473,232	$25,575.5

See accompanying notes to consolidated financial statements

KT CORPORATION AND SUBSIDIARIES
Consolidated Statements of Earnings and Retained Earnings
Years ended December 31, 2002, 2003 and 2004

							2004
	2002		2003		2004		(Note 3)

	(In millions of Won and U.S. dollars, except earnings per share)
Operating revenues (note 24)	W	16,437,422	W	16,067,779	W	17,068,371	$16,489.6
Operating expenses (note 25)		14,055,619		14,245,343		14,587,839	14,093.2

Operating income		2,381,803		1,822,436		2,480,532	2,396.4

Other income (expense):
Interest income		123,118		115,454		116,725	112.8
Interest expense		(650,460)		(705,540)		(678,514)	(655.5)
Equity in losses of affiliates, net (note 9)		(17,009)		(30,270)		(79,350)	(76.7)
Foreign currency transaction and translation gain (loss), net (note 15)		99,845		(27,074)		542,566	524.2
Loss on disposition of property, plant and equipment, net		(116,106)		(122,966)		(103,513)	(100.0)
Gain (loss) on disposition of available-for-sale securities, net (note 8)		1,176,868		772,901		(15,115)	(14.6)
Impairment loss on available-for-sale securities (note 8)		(3,339)		(43,993)		(5,831)	(5.6)
Impairment loss on held-to-maturity securities (note 8)		—		—		(42,078)	(40.7)
Contributions received for losses on universal telecommunications services (note 33)		113,908		28,539		80,310	77.6
Prior year’s additional income tax refund (payment) (note 26)		6,354		(53,992)		(943)	(0.9)
Contribution payments for research and development and donations (note 32)		(145,405)		(182,983)		(146,779)	(141.8)
Derivatives transaction and valuation loss, net (note 23)		(7,618)		(151)		(146,937)	(142.0)
Other, net		43,247		8,699		7,963	7.7

		623,403		(241,376)		(471,496)	(455.5)

Earnings before income taxes and minority interest		3,005,206		1,581,060		2,009,036	1,940.9
Income taxes (note 26)		741,354		523,631		577,889	558.3

Earnings before minority interest		2,263,852		1,057,429		1,431,147	1,382.6
Minority interest in earnings of consolidated subsidiaries, net		(316,918)		(235,695)		(148,931)	(143.9)

Net earnings	W	1,946,934	W	821,734	W	1,282,216	$1,238.7
Retained earnings at beginning of year		6,718,943		8,274,482		7,683,300	7,422.8
Cumulative effect of accounting change (note 2)		—		(1,530)		—	—
Retirement of treasury stock (notes 19 and 22)		(167,341)		(1,198,499)		—	—
Dividends (notes 2 and 27)		(224,054)		(212,887)		(632,276)	(610.8)

Retained earnings at end of year	W	8,274,482	W	7,683,300	W	8,333,240	$8,050.7

Basic earnings per share of common stock in Won and U.S. dollars (note 28)	W	7,504	W	3,802	W	6,084	$5.88

Diluted earnings per share of common stock in Won and U.S. dollars (note 28)	W	6,601	W	3,313	W	5,697	$5.50

See accompanying notes to consolidated financial statements.

KT CORPORATION AND SUBSIDIARIES
Consolidated Statements of Cash Flows
Years ended December 31, 2002, 2003 and 2004

							2004
	2002		2003		2004		(Note 3)

	(In millions of Won and U.S. dollars)
Cash flows from operating activities:
Net earnings	W	1,946,934	W	821,734	W	1,282,216	$1,238.7
Adjustments to reconcile net earnings to net cash provided by operating activities:
Depreciation		3,440,145		3,393,175		3,403,639	3,288.2
Amortization		356,949		364,051		393,849	380.5
Provision for doubtful accounts		194,288		363,774		287,073	277.3
Provision for retirement and severance benefits		275,007		1,067,076		281,453	271.9
Equity in losses of affiliates		17,009		30,270		79,350	76.7
Loss on disposition of property, plant and equipment		116,106		122,966		103,513	100.0
Loss (gain) on foreign currency translations, net		(101,077)		27,555		(546,335)	(527.8)
Loss (gain) on disposition of available-for-sale securities, net		(1,176,868)		(772,901)		15,115	14.6
Impairment loss on available-for-sale securities		3,339		43,993		5,831	5.6
Impairment loss on held-to-maturity securities		—		—		42,078	40.7
Deferred income tax expense		149,032		46,294		106,964	103.3
Minority interest in earnings of consolidated subsidiaries		316,918		235,695		148,931	143.9
Changes in operating assets and liabilities:
Notes and accounts receivable — trade		(725,904)		(742,487)		(361,316)	(349.1)
Accounts receivable — other		—		(387,518)		(93,936)	(90.7)
Inventories		(275,813)		(197,478)		(15,564)	(15.0)
Other asset (long-term accounts receivable — trade)		(175,358)		126,900		(266,813)	(257.8)
Notes and accounts payable — trade		125,313		(143,425)		(150,771)	(145.7)
Accounts payable — other		378,531		60,928		(107,901)	(104.2)
Advance receipts from customers		4,415		(25,359)		22,850	22.1
Accrued expenses		8,702		(5,792)		35,647	34.4
Income taxes payable		269,886		(240,025)		(540)	(0.5)
Withholdings		(123,085)		(23,451)		40,346	39.0
Payment of retirement and severance benefits		(42,942)		(1,020,940)		(93,178)	(90.0)
Severance benefits insurance deposit		(325,376)		(180,801)		(119,568)	(115.5)
Other, net		170,709		226,166		226,434	218.8

Net cash provided by operating activities	W	4,826,860	W	3,190,400	W	4,719,367	$4,559.4

See accompanying notes to consolidated financial statements.

KT CORPORATION AND SUBSIDIARIES
Consolidated Statements of Cash Flows, Continued
Years ended December 31, 2002, 2003 and 2004

							2004
	2002		2003		2004		(Note 3)

	(In millions of Won and U.S. dollars)
Cash flows from investing activities:
Purchases of property, plant and equipment	W	(3,232,346)	W	(3,209,376)	W	(2,971,376)	$(2,870.6)
Proceeds from sale of property, plant and equipment		52,966		253,137		109,469	105.7
Decrease in accounts receivable — other		8,918		215,021		—	—
Decrease (increase) in short-term financial instruments		(125,921)		758,916		(923,223)	(891.9)
Purchases of available-for-sale securities		(235,393)		(315,553)		(499,370)	(482.4)
Purchases of held-to-maturity securities		(392)		(11,412)		(3,182)	(3.1)
Purchases of equity securities of affiliates		(6,180)		(83,890)		—	—
Proceeds from sale of available-for-sale securities		294,694		210,121		589,977	570.0
Proceeds from maturity of held-to-maturity securities		9,994		218		12,992	12.5
Decrease in other current assets		173,110		560,208		184,753	178.5
Decrease (increase) in other assets		(1,004,353)		141,738		(117,851)	(113.8)

Net cash used in investing activities		(4,064,903)		(1,480,872)		(3,617,811)	(3,495.1)

Cash flows from financing activities:
Payment of dividends		(224,955)		(213,308)		(683,208)	(660.0)
Proceeds from sale of accounts receivable		470,000		512,000		—	—
Proceeds from short-term borrowings, net		(15,656)		(484,696)		(193,097)	(186.6)
Repayment of long-term debt		(2,064,527)		(1,989,381)		(2,178,028)	(2,104.2)
Proceeds from issuance of long-term debt		5,558,966		1,285,653		3,235,976	3,126.2
Decrease in refundable deposits for telephone installation		(750,394)		(306,211)		(140,720)	(135.9)
Increase (decrease) in other long-term liabilities		12,893		(2,781)		3,905	3.8
Reacquisition of treasury stock		(3,401,186)		(412,247)		—	—
Proceeds from sale of treasury stock		—		39,312		—	—
Reacquisition of treasury stock in consolidated subsidiaries		—		(69,747)		(151,308)	(146.2)
Acquisition of additional equity interest in consolidated subsidiaries		(449,935)		(426,052)		(609)	(0.6)
Other, net		20,543		2,247		594	0.6

Net cash used in financing activities		(844,251)		(2,065,211)		(106,495)	(102.9)

Net increase (decrease) in cash and cash equivalents from change of subsidiaries in consolidated financial statements		(22)		29,862		—	—

Net increase (decrease) in cash and cash equivalents		(82,316)		(325,821)		995,061	961.4
Cash and cash equivalents at beginning of year		1,169,005		1,086,689		760,868	735.0

Cash and cash equivalents at end of year	W	1,086,689	W	760,868	W	1,755,929	$1,696.4

See accompanying notes to consolidated financial statements.

KT CORPORATION AND SUBSIDIARIES
Notes to Consolidated Financial Statements

(1)	Organization and Description of Business
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
      Upon the repeal of the Korea Telecom Act as of October 1, 1997, KT became a government invested institution regulated by the Korean Commercial Code and changed its name from Korea Telecom to Korea Telecom Corp. pursuant to an amendment to its Articles of Incorporation. Shares of KT were listed on the Stock Market Division of the Korea Exchange on December 23, 1998. KT issued 24,282,195 additional shares on May 29, 1999 and issued American Depository Shares (“ADS”) representing these new shares and government owned shares. On July 2, 2001, additional ADS representing 55,502,161 government-owned shares were issued.
      The Korean government gradually reduced its ownership interest in the Company since 1993 and completed the disposition of its ownership interest in the Company on May 24, 2002. On March 22, 2002, the Company changed its name from Korea Telecom Corp. to KT Corporation.
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
      Accordingly, the accompanying consolidated financial statements and their utilization are not designed for those who are not informed about Korean accounting principles, procedures and practices and furthermore are not intended to present the financial position and results of operations and cash flows in accordance with

KT CORPORATION AND SUBSIDIARIES
Notes to Consolidated Financial Statements — (Continued)
accounting principles and practices generally accepted in countries and jurisdictions other than the Republic of Korea.
      In addition, effective January 1, 2003, the Company adopted statements of Korea Accounting Standards No. 2 through No. 9. In accordance with these standards, a cumulative effect on prior years is recorded as an adjustment to the beginning balance of retained earnings and minority interest at January 1, 2003. Therefore, the Company adjusted organization costs of W1,530 million to retained earnings and W2,198 million of minority interest. In addition, certain amounts in prior year’s financial statements were reclassified to conform to the current year’s presentation. These reclassifications did not result in any change to reported stockholders’ equity except for the adoption of Statement of Korea Accounting Standards (SKAS) No. 6, “Events Occurring After the Balance Sheet Date”. As result of adopting SKAS No. 6, “Events Occurring After the Balance Sheet Date”, stockholders’ equity as of December 31, 2002 increased by W212,887 million. This amount represents the dividends recorded in 2002 but not yet approved. Under the new standard, for comparative purposes, this amount was retroactively adjusted as of December 31, 2002.
      The consolidated financial statements include the accounts of KT and the following controlled subsidiaries (collectively referred to as the “Company”) as of December 31, 2002, 2003 and 2004. Controlled subsidiaries include majority-owned entities by either the Company or a controlled subsidiary and other entities where the Company or its controlled subsidiary owns more than 30% of total outstanding common

KT CORPORATION AND SUBSIDIARIES
Notes to Consolidated Financial Statements — (Continued)
stock and is the largest shareholder. All significant intercompany balances and transactions have been eliminated in consolidation.

			Percentage
		Year of	Ownership (%)
	Year of	Obtaining
Subsidiary	Establishment	Control	2002	2003	2004	Primary Business

KT Freetel Co., Ltd. (“KTF”)	1997	1997	40.3	46.9	48.7	PCS business
KT Hitel Co., Ltd. (“KTH”)	1991	1992	65.9	65.9	65.9	Data communication
KT Submarine Co., Ltd. (“KTSC”)	1995	1995	36.9	36.9	36.9	Submarine cable construction and maintenance
KT Powertel Co., Ltd. (“KTP”)	1985	1985	45.4	44.8	44.8	Trunk radio system business
KT Networks Corporation (“KTN”)	1986	1986	100.0	100.0	100.0	Group telephone management
KT Linkus Co., Ltd.	1988	1988	93.8	93.8	93.8	Public telephone maintenance
Korea Telecom America, Inc.	1993	1993	100.0	100.0	100.0	Foreign telecommunication business
Korea Telecom Philippines, Inc.	1994	1994	100.0	100.0	100.0	Foreign telecommunication business
New Telephone Company Inc. (“NTC”)	1993	1998	72.5	72.5	72.5	Foreign telecommunication business
Korea Telecom Japan Co., Ltd.	1999	1999	100.0	100.0	100.0	Foreign telecommunication business
KT ICOM Co., Ltd. (“KTICOM”)*	2001	2001	87.3	—	—	IMT-2000 service
KTF Technologies Inc. (“KTFT”)**	2001	2002	57.4	57.4	70.8	PCS handset development
KT Commerce Inc. (“KTC”)***	2002	2002	100.0	100.0	100.0	B2C, B2B service
KT Rental Corp. (“KTR”)****	1999	2003	48.8	98.8	—	Rental service
KT China Co., Ltd. (“KTCC”)	2003	2003	—	100.0	100.0	Foreign telecommunication business

*	The ownership percentage in KTICOM represents the ownership of this entity by KTF.

**	The 70.8% ownership percentage in KTFT represents the ownership of this entity by KTF.

***	The 100.0% ownership percentage in KTC represents the ownership of this entity by KT (19.0%) and KTH (81.0%).

****	The 98.8% ownership percentage in KTR represents the ownership of this entity by KTN.
      In 2002, KT and its subsidiaries, KTH and KTP, sold of their equity interests comprising 47,584,905 shares of common stock in KTICOM to KTF at W18,227 per share. In addition, KTF purchased

KT CORPORATION AND SUBSIDIARIES
Notes to Consolidated Financial Statements — (Continued)
24,685,070 shares of common stock of KTICOM from a third party for the same price. As a result, KTF increased its equity ownership percentage in KTICOM to 87.3%.
      In 2002, KTF exercised its conversion right of convertible notes issued by KTFT. As a result of the conversion, KTF increased its ownership percentage in KTFT from 0% to 57.4%. In June 2004, KTF purchased an additional 555,555 shares of KTFT for W13,000 million. As a result, KTF’s equity ownership interest in KTFT increased to 70.8% as of December 31, 2004.
      The Company invested W7,000 million in KTC in 2002. The 100% ownership percentage in KTC represents the combined ownership of this entity by KT (19.0%) and KTH (81.0%).
      On March 6, 2003, KTICOM was merged into KTF. This transaction was done by KTF issuing an additional 7,082,476 shares of its common stock to the minority shareholders of KTICOM, which has resulted in a decrease in the Company’s equity ownership interest but an increase in the Company’s capital surplus of W26,181 million due to increase of net equity of KTF. In addition, during 2003, the Company acquired an additional 15,532,846 shares of KTF for W399,996 million, increasing its equity ownership interest to 46.9%. The amount paid by KT exceeded the proportionate net assets of KTF by W165,642 million. This difference was recorded as a reduction to capital surplus. In 2004, KTF reacquired 7,073,200 shares of its common stock and retired these treasury shares amounting to W149,800 million by a charge to its retained earnings. Accordingly, the Company’s equity ownership interest in KTF increased from 46.9% to 48.7%.
      KTP acquired Anam Telecom Ltd. on February 5, 2003 through the issuance of common stock. As a result, the Company’s equity ownership interest decreased to 44.8%.
      KTN, a subsidiary of KT, purchased additional 50% of KTR shares and became the largest shareholder of KTR in 2003. In January 2004, KTN, a subsidiary of KT, purchased an additional 1.2% of KTR shares. As a result, KTN’s equity ownership interest in KTR increased to 100.0%. In addition, KTR was merged into KTN on April 27, 2004.
      In March 2003, the Company invested W1,245 million in KTCC, which is a wholly-owned subsidiary located in China.
      As of December 31, 2004, KT has issued guarantees of consolidated subsidiaries’ indebtedness and contract performance as follows:

Subsidiary	Millions

KTSC	W	60,540
NTC		12,526

	W	73,066

      Significant account balances which occurred in the normal course of business with and between subsidiaries as of December 31, 2003 and 2004 are summarized as follows (these amounts have been eliminated in consolidation):

	Millions

Balance Sheet Items	2003		2004

Notes and accounts receivable — trade	W	113,890	W	208,815
Accounts receivable — other		19,179		16,713
Convertible notes		332,375		347,814
Accounts payable — other		188,054		193,794
Key money deposits		48,895		41,599

KT CORPORATION AND SUBSIDIARIES
Notes to Consolidated Financial Statements — (Continued)
      Significant account balances which occurred in the normal course of business with equity method investees as of December 31, 2003 and 2004 are summarized as follows:

		Millions

Transaction Parties	Balance Sheet Items	2003		2004

KT KDB	Trade notes and accounts receivable	W	4,079	W	54,664
KT Other	Trade notes and accounts receivable		1,526		1,120
KT Infotech	Accounts payable		19,348		23,374
KT eNtoB	Accounts payable		16,462		16,669
KT KOID	Accounts payable		13,169		14,757
KT KTRD	Accounts payable		12,664		6,633
KT KOIS	Accounts payable		8,852		9,538
KT Other	Accounts payable		1,178		1,963
      Significant transactions which occurred in the normal course of business with and between subsidiaries are eliminated in the course of consolidation for the years ended December 31, 2002, 2003 and 2004 are summarized as follows:

	Millions

	2002		2003		2004

Operating revenues	W	597,113	W	695,685	W	891,233
Operating expenses		749,590		835,728		1,124,463
Contributions received for losses on universal telecommunications services		40,052		44,250		25,557
Other income		10,471		10,103		10,307
      Significant transactions which occurred in the normal course of business with equity method investees for the years ended December 31, 2002, 2003 and 2004 are summarized as follow:

		Millions

Transaction Parties	Income Statement Items	2002		2003		2004

KT KDB	Sales	W	36,733	W	47,337	W	131,685
KT KOID	Sales		8,609		8,942		10,676
KT KOIS	Sales		5,936		6,480		7,934
KT Other	Sales		2,109		1,367		1,872
KT KOID	Purchases		83,153		96,944		102,624
KT KTRD	Purchases		40,984		66,361		74,058
KT KOIS	Purchases		50,670		66,148		71,778
KT Infotech	Purchases		49,972		59,097		43,499
KT NtoB	Purchases		654		33,101		86,406
KT Other	Purchases		2,290		7,069		7,321

(b)	Cash Equivalents
      The Company considers short-term financial instruments with maturities of three months or less at the acquisition date to be cash equivalents.

KT CORPORATION AND SUBSIDIARIES
Notes to Consolidated Financial Statements — (Continued)

(c)	Financial Instruments
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
      Changes in the allowances for doubtful accounts for each of the years in the three-year period ended December 31, 2004 are summarized as follows:

	Millions

	2002		2003		2004

Balance at beginning of year	W	330,345	W	430,066	W	646,273
Increase due to the changes of consolidated subsidiaries		483		65		—
Provision		194,288		363,774		287,073
Write-offs		(95,050)		(147,632)		(230,711)

Balance at end of year	W	430,066	W	646,273	W	702,635

(e)	Inventories
      Inventories are stated at the lower of cost or net realizable value. Cost is determined by the moving-average cost method, except for materials in transit for which cost is determined by the specific identification method. Net realizable value is the estimated selling price in the ordinary course of business, less the estimated selling cost. Effective January 1, 2004, the Company adopted Statement of Korea Accounting Standards (“SKAS”) No. 10 “Inventories”. Through 2003, a valuation loss incurred when the market value of inventory falls below its carrying amount was reported as a non-operating expense. In 2004, in accordance with SKAS No. 10, “Inventories”, the Company included inventory valuation losses in its cost of goods sold (“a component of operating expenses”). The Company recognized inventory valuation losses of W21,471 million included in cost of goods sold for the year ended December 31, 2004. As allowed by this standard, the Company did not reclassify prior year balances because the amount was not material.

(f)	Investments in Securities
      Upon acquisition, the Company classifies certain debt and equity securities into one of the three categories: held-to-maturity, available-for-sale, or trading securities. Investments in debt securities that the Company has the positive intention and ability to hold to maturity are classified as held-to-maturity. Securities that are bought and held principally for the purpose of selling them in the near term (thus held for only a short period of time) are classified as trading securities. Trading generally reflects active and frequent buying and selling, and trading securities are generally used to generate profit on short-term differences in price. Investments not classified as either held-to-maturity or trading securities are classified as available-for-sale securities. Such determination should be reassessed at each balance sheet date.

KT CORPORATION AND SUBSIDIARIES
Notes to Consolidated Financial Statements — (Continued)
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
      Marketable securities are at the quoted market prices as of the year end. Non-marketable debt securities are recorded at the fair values derived from the discounted cash flows by using an interest rate deemed to approximate the market interest rate. The market interest rate is determined by the issuers’ credit rate announced by the accredited credit rating agencies in Korea. Beneficiary certificates which are securities indicating beneficiary right on certain investment securities held by the investment management companies are recorded at fair value as determined by the investment management companies. Investments in funds which are not classified as trading securities shall be classified as available-for-sale securities and be stated at cost.
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

(g)	Investment Securities Under the Equity Method of Accounting
      For investments in companies, whether or not publicly held, that are not controlled, but under the Company’s significant influence, the Company utilizes the equity method of accounting. Significant influence is generally deemed to exist if the Company can exercise influence over the operating and financial policies of an investee. The ability to exercise that influence may be indicated in several ways, such as the Company’s representation on its board of directors, the Company’s participation in its policy making processes, material transactions with the investee, interchange of managerial personnel, or technological dependency. Also, if the Company owns directly or indirectly 20% or more of the voting stock of an investee and the investee is not required to be consolidated (see note 2(a)), the Company generally presumes that the investee is under significant influence. In addition, certain funds which meet the above criteria are nevertheless excluded from equity method accounting and instead accounted for as available-for-sale securities and recorded at cost.
      Under the equity method of accounting, the Company’s initial investment is recorded at cost and is subsequently increased to reflect the Company’s share of the investee income and reduced to reflect the Company’s share of the investee losses or dividends received. Any excess in the Company’s acquisition cost over the Company’s share of the investee’s identifiable net assets is generally recorded as investor-level goodwill or other intangibles and amortized by the straight-line method over the estimated useful life. The amortization of investor-level goodwill is recorded against the equity income (losses) of affiliates. When events or circumstances indicate that carrying amount may not be recoverable, the Company reviews investor-level goodwill for impairment.
      Some investee companies depreciate their machinery and equipment by the straight-line method in accordance with Korean GAAP considering the attributes and nature of the underlying assets. Accordingly, the Company does not conform the depreciation method of those investees to the declining-balance method used by the Company.

KT CORPORATION AND SUBSIDIARIES
Notes to Consolidated Financial Statements — (Continued)
      Assets and liabilities of foreign-based companies accounted for using the equity method are translated at current rate of exchange at the balance sheet date while profit and loss items in the statement of earnings are translated at average rate and capital account at historical rate. The translation gains and losses arising from collective translation of the foreign currency financial statements of foreign-based companies are offset and the balance is accumulated as capital adjustment.
      Under the equity method of accounting, the Company does not record its share of losses of an affiliate when such losses would make the Company’s investment in such entity less than zero unless the Company has guaranteed obligations of the investee or is otherwise committed to provide additional financial support.

(h)	Property, Plant and Equipment
      Property, plant and equipment are stated at cost. Improvements that significantly extend the life of an asset or add to its productive capacity are capitalized. Expenditures for maintenance and repairs are charged to expense as incurred. Property, plant and equipment contributed by the government on January 1, 1982 are stated at net revalued amounts.
      Depreciation is computed using the declining-balance method (except for buildings, structures, underground access to cable tunnels, and concrete and steel telephone poles, and the assets of some subsidiaries which are depreciated using the straight-line method) based on the following estimated useful lives of the related assets:

Estimated Useful Lives
(Years)

Buildings and structures	5-60
Machinery and equipment:
Underground access to cable tunnels, and concrete and steel telephone poles	20-40
Other	3-15
Vehicles	3-10
Tools, furniture and fixtures:
Steel safe boxes	20
Tools, computer equipment, furniture and fixtures	2-8
      Prior to January 1, 2003, the Company capitalized interest costs, discounts and other financial charges, including certain foreign exchange transaction gains and losses, on all borrowings, incurred prior to completion of the acquisitions, as part of the cost of qualifying assets. However, effective January 1, 2003, the Company adopted Statement of Korea Accounting Standards No. 7, “Capitalization of Financing Costs”. In accordance with this standard, the Company elected to no longer capitalize interest costs. Accordingly, the Company recognizes interest costs and other financial charges on borrowings associated with the manufacture, purchase, or construction of property, plant and equipment as an expense in the period in which they are incurred. For the years ended December 31 2002, financing costs of W83,851 million were capitalized.
      The Company reviews for impairment of property, plant and equipment, whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. An impairment loss would be recognized when estimated undiscounted future net cash flows expected to result from the use of the asset and its eventual disposition are less than its carrying amount. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets.

KT CORPORATION AND SUBSIDIARIES
Notes to Consolidated Financial Statements — (Continued)

(i)	Contributions Received for Capital Expenditures
      Contributions received from governmental and related entities for capital expenditures are reflected as a reduction of the acquisition cost of the acquired assets and, accordingly, reduce depreciation expense related to the acquired assets over their useful lives. Contributions received, which have yet to be disbursed for capital expenditures, are presented as a deduction of received assets.

(j)	Intangible Assets

(i) Goodwill
      Goodwill, which represents the excess of the acquisition cost over the fair value of net identifiable assets acquired related to consolidated entities of 4 to 10 years, is amortized on a straight-line basis over its estimated economic useful life.
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
      Amortization of goodwill of W294,652 million, W294,306 million and W212,210 million for the years ended December 31, 2002, 2003 and 2004, respectively, and amortization of negative goodwill of W413 million, W518 million and W518 million for the years ended December 31, 2002, 2003 and 2004, respectively, are included in operating expenses and other income, respectively, in the consolidated statements of earnings.

(ii) Other Intangible Assets
      Other intangible assets, consisting of exclusive rights and software, are stated at cost less accumulated amortization. Amortization is computed using the straight-line method over periods which range from 3 to 50 years. The Company has monopolistic and exclusive rights to control buildings and facilities utilization and copyrights by contract or related laws. Accordingly, the Company amortizes those intangible assets over the period of 30 or 50 years based on contract or related laws.

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
      The Company expensed research and development costs of W245,555 million, W244,625 million and W265,207 million for the years ended December 31, 2002, 2003 and 2004, respectively. In addition, the Company capitalized development costs, which consist of software, of W28,855 million, W61,736 million and W103,374 million for the years ended December 31, 2002, 2003 and 2004, respectively.
      The Company reviews for impairment of intangible assets, whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If such assets are considered to be

KT CORPORATION AND SUBSIDIARIES
Notes to Consolidated Financial Statements — (Continued)
impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets.

(k)	Advertising Costs
      The Company expenses advertising costs as they are incurred. These expenses include media and other promotional and sponsoring costs.

(l)	Valuation of Receivables at Present Value
      Receivables arising from extended payment terms which generally involve sales of personal communication service (“PCS”) handsets, are stated at present value, and the difference between the nominal value and present value is deducted directly from the nominal value of related receivables and is amortized using the effective interest method over the payment period. The amount amortized is included in interest income.

(m)	Convertible Notes and Bonds with Warrants
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

(n)	Retirement and Severance Benefits
      Employees who have been with the Company for more than one year are entitled to lump sum payments based on current rates of pay and length of service when they leave the Company. The Company’s estimated liability under the plan which would be payable if all employees left on the balance sheet date is accrued in the accompanying consolidated balance sheets. A portion of the liability is covered by an employees’ severance pay insurance where the employees have a vested interest in the deposit with the insurance company. Therefore, such deposit for severance benefit insurance amounting to W519,377 million and W638,945 million as of December 31, 2003 and 2004, respectively, are reflected in the accompanying consolidated balance sheets as a reduction of the liability for retirement and severance benefits.
      Through March 1999, under the National Pension Scheme of Korea, the Company transferred a certain portion of retirement allowances of employees to the National Pension Fund. The amount transferred will reduce the retirement and severance benefit amount to be payable to the employees when they leave the Company and is accordingly reflected in the accompanying consolidated balance sheets as a reduction from retirement and severance benefit liability. The cumulative balances of such transfers to the National Pension Fund were W729 million and W525 million as of December 31, 2003 and 2004, respectively. Beginning in April 1999, however, a new regulation applies and such transfers to the National Pension Fund are no longer required.

(o)	Customer Call Bonus Program
      The Company records an estimated liability for the marketing costs associated with providing gifts under the customer call bonus program when call bonus points are earned. The liability is recorded in other long-term liabilities in the accompanying consolidated balance sheets. The liability is adjusted periodically based on points earned, points redeemed and changes in estimated costs.

KT CORPORATION AND SUBSIDIARIES
Notes to Consolidated Financial Statements — (Continued)

(p)	Contingent Liabilities
      Contingent losses are generally recognized as a liability when probable and reasonably estimable.

(q)	Revenue Recognition
      Operating revenues are recognized on a service-rendered basis. Revenues from public telephone cards are recognized when the cardholder places a call. Sales and cost of sales of Personal Communication Service (“PCS”) handsets are recognized when delivered to the customer. The non-refundable service initiation fees for telephone, broadband Internet access, PCS services and leased-line service are recognized as revenue upon receipt.
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

(r)	Foreign Currency Translation
      Monetary assets and liabilities denominated in foreign currencies are translated into Korean Won at the balance sheet date. Unrealized foreign currency translation gains and losses on monetary assets and liabilities are included in current results of operations. As of December 31, 2003 and 2004, monetary assets and liabilities denominated in foreign currencies are translated into Korean Won at W1,197.8 to US$1 and W1,043.8 to US$1, respectively, that are permitted by the Financial Accounting Standards. Non-monetary assets and liabilities denominated in foreign currencies, which are stated at historical cost, are translated into Korean Won at the foreign exchange rate at the date of the transaction.
      Prior to January 1, 2003, the Company accounted for foreign exchange translation gains and losses on all borrowings, capitalizing financing costs, as part of the cost of qualifying assets. However, effective January 1, 2003, the Company adopted Statement of Korea Accounting Standards No. 7, “Capitalization of Financing Costs,”. In accordance with this standard, all foreign exchange translation gains and losses are included in the results of operations.

(s)	Derivatives
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

KT CORPORATION AND SUBSIDIARIES
Notes to Consolidated Financial Statements — (Continued)

(t)	Leases
      The Company accounts for and classifies its lease transactions as either an operating or capital lease, depending on the terms of the lease under Korean Lease Accounting Standards. If a lease is substantially noncancellable and meets one or more of the criteria listed below, the present value of future minimum lease payments is reflected as an obligation under capital lease.

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

(v)	Dividends Payable
      Dividends are recorded when approved by the Board of Directors and stockholders.

(w)	Stock Options
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

KT CORPORATION AND SUBSIDIARIES
Notes to Consolidated Financial Statements — (Continued)

(x)	Earnings Per Share
      Basic earnings per common share are calculated by dividing net earnings available to common stock holders by the weighted-average number of shares of common stock holders outstanding during each period. Diluted earnings per share are calculated by dividing net earnings available to common stock holders plus interest expenses, net of tax, of the convertible notes by the weighted-average number of shares of common stock outstanding adjusted to include the potentially dilutive effect of the convertible notes.
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

(ab) Accounting for the Disposition of an Equity Interest in a Consolidated Subsidiary
      Gains or losses on the Company’s sale of a subsidiary’s stock is recognized in income if, after the sale of the equity interest, the investment is no longer required to be consolidated. If the entity is still required to be consolidated, the Company records the difference between net proceeds and the carrying amount of the stock as an adjustment to stockholders’ equity.

(ac) Application of the Statements of Korea Financial Accounting Standards
      The Korean Accounting Standards Board (“KASB”) has published a series of Statements of Korean Accounting Standards (“SKAS”), which will gradually replace the existing financial accounting standards, established by the Korea Financial Supervisory Board. SKAS No. 10, “Inventories”, No. 12, “Construction-Type Contracts” and No. 13, “Troubled Debt Restructuring”, were adopted by the Company as of January 1, 2004. Adoption of these standards did not have significant impact on the consolidated financial statements of the Company.

(ad) Recent Changes in the Statements of Korea Financial Accounting Standards
      On January 1, 2005, SKAS No. 15 “Equity Method Accounting”, No. 16 “Income Taxes”, and No. 17 “Provisions, Contingent Liabilities and Contingent Assets” become effective for the Company according to the

KT CORPORATION AND SUBSIDIARIES
Notes to Consolidated Financial Statements — (Continued)
effective date set forth by each SKAS. The Company does not expect the adoption of these standards to have a material impact on the consolidated financial statements.

(ae) Fair Value of Financial Instruments
      The following methods and assumptions were used to estimate the fair value of each significant class of financial instruments for which it was practicable to estimate such value:
      (i)     Cash and cash equivalents, short-term financial instruments, notes and accounts receivable — trade, accounts receivable — other, trading securities, available-for-sale securities, notes and accounts payable — trade, short-term borrowings and accrued expenses
      The carrying amount approximates fair value because these instruments are either carried at fair value or because of the short maturity of these instruments.

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

(iii)	Loans to Employees
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

(v)	Interest rate swap, interest rate swaption, currency swap, interest currency swap, currency forward and currency option
      The fair values of interest rate swap, interest rate swaption, currency swap, interest currency swap, currency forward and currency option are estimated based on quotes obtained from dealers.

KT CORPORATION AND SUBSIDIARIES
Notes to Consolidated Financial Statements — (Continued)
      The estimated fair values of the Company’s significant financial instruments at December 31, 2003 and 2004 are summarized as follows:

	2003

	Carrying
	Amount	Fair Value

	(Millions)
Cash and cash equivalents	760,868	760,868
Short-term financial instruments	60,899	60,899
Notes and accounts receivable — trade	2,647,379	2,647,379
Accounts receivable — other	323,042	323,042
Trading securities	52,397	52,397
Available-for-sale securities:
• Practicable to estimate fair value	339,640	339,640
• Not practicable	207,759	N/A
Held-to-maturity securities	117,121	117,205
Interest rate swap	2,998	2,998
Interest rate swaption	989	989
Interest currency swap	5,083	5,083
Loans to employees	684,711	572,083
Notes and accounts payable — trade	1,022,805	1,022,805
Short-term borrowings	631,689	631,689
Accrued expenses	252,841	252,841
Interest rate swap	16,077	16,077
Currency swap	3,554	3,554
Long-term debt, including current portion	11,222,258	10,972,913

KT CORPORATION AND SUBSIDIARIES
Notes to Consolidated Financial Statements — (Continued)

	2004

	Carrying
	Amount	Fair Value

	(Millions)
Cash and cash equivalents	1,755,929	1,755,929
Short-term financial instruments	984,122	984,122
Notes and accounts receivable — trade	2,793,143	2,793,143
Accounts receivable — other	365,162	365,162
Trading securities	6,186	6,186
Available-for-sale securities:
• Practicable to estimate fair value	279,842	279,842
• Not practicable	196,718	N/A
Held-to-maturity securities	96,064	96,207
Interest rate swap	2,102	2,102
Interest rate swaption	353	353
Currency forward	206	206
Loans to employees	611,366	542,417
Notes and accounts payable — trade	853,381	853,381
Short-term borrowings	438,592	438,592
Accrued expenses	288,488	288,488
Interest rate swap	7,278	7,278
Currency swap	40,799	40,799
Interest currency swap	99,615	99,615
Currency forward	10,025	10,025
Currency option	1,349	1,349
Long-term debt, including current portion	11,741,138	11,992,538

KT CORPORATION AND SUBSIDIARIES
Notes to Consolidated Financial Statements — (Continued)
      It was not practicable to estimate the fair value of investments in unlisted companies. Additional unaudited information as to total assets, stockholders’ equity (deficit), revenues and net income (loss) for these investments as of and for the years ended December 31, 2003 and 2004 are summarized as follows:

	Unaudited 2003

					Stockholders’
	Percentage	Carrying		Total	Equity		Net Income
	Ownership	Amount		Assets	(Deficit)	Revenues	(Loss)

	(Millions)
Intelsat Ltd.	0.7	W	6,222	6,046,679	2,794,525	1,135,715	215,894
Inmarsat Venture plc	2.3		15,015	1,653,212	1,110,008	552,025	195,729
Korea Software Financial Cooperative	1.4		1,000	101,779	96,305	6,542	3,260
Polytech Adventure Town, Inc.	6.7		200	1,425	1,405	18	(148)
Real Telecom Corporation	6.5		721	38,260	9,265	18,595	(9,563)
KT Internal Venture Fund No. 1	89.3		3,303	12,481	12,410	5,230	5,131
KT Internal Venture Fund No. 2	90.0		3,000	3,302	3,301	25	10
Korea Information Certificate Authority, Inc.	9.4		2,000	25,363	18,067	15,062	(26)
Mirae Asset Securities Co., Ltd	9.6		11,960	880,615	214,304	225,222	31,174
Korea Telecom Venture Fund No. 190.0			18,000	24,046	23,737	1,136	697
Kookmin Credit Information, Inc.	13.0		1,202	6,457	3,378	8,481	(5,894)
Korea Information Technology Fund	33.3		100,000	309,459	309,459	—	9,459
On Game Network Inc.	19.5		1,061	9,146	6,749	11,681	380
Other	—		44,075	- - - - - - - Not available - - - - - - - -

		W	207,759

KT CORPORATION AND SUBSIDIARIES
Notes to Consolidated Financial Statements — (Continued)

	Unaudited 2004

					Stockholders’		Net
	Percentage	Carrying		Total	Equity		Income
	Ownership	Amount		Assets	(Deficit)	Revenues	(Loss)

	(Millions)
Intelsat Ltd.	0.7		6,222	4,977,479	2,406,816	1,089,629	(40,373)
Inmarsat Group holdings., Ltd.	2.3		653	2,278,094	38,099	501,755	11,899
Korea Software Financial Cooperative	1.4		1,000	106,060	101,205	6,249	3,457
Polytech Adventure Town, Inc.	6.7		200	2,910	2,610	984	(160)
Real Telecom Corporation	6.5		721	26,977	(3,338)	9,419	(12,778)
KT Internal Venture Fund No. 1	89.3		3,303	4,101	4,101	51	17
KT Internal Venture Fund No. 2	94.3		5,000	5,374	5,374	64	64
Korea Information Certificate Authority, Inc.	9.4		2,000	20,224	13,213	15,015	(2,980)
Mirae Asset Securities Co., Ltd	4.4		5,000	896,905	238,554	197,726	25,723
Korea Telecom Venture Fund No. 1	90.0		18,000	21,170	20,876	2,866	(1,277)
Kookmin Credit Information, Inc.	13.0		1,202	5,003	(214)	8,268	(2,305)
Korea Information Technology Fund	33.3		100,000	310,448	310,448	11,090	10,010
On Game Network Inc.	19.5		1,061	19,556	13,565	17,007	1,401
Other	—		52,356	- - - - - - - Not available - - - - - - - -

		W	196,718

(3)	Basis of Translating Consolidated Financial Statements
      The consolidated financial statements are expressed in Korean won and, solely for the convenience of the reader, the consolidated financial statements as of and for the year ended December 31, 2004, have been translated into United States dollars at the rate of W1,035.1 to US$1, the noon buying rate in the City of New York for cable transfers in Won as certified for customs purposes by the Federal Reserve Bank of New York at December 31, 2004. The translation should not be construed as a representation that any or all of the amounts shown could be converted into U.S. dollars at this or any other rate.

(4)	Cash and Cash Equivalents
      Cash and cash equivalents as of December 31, 2003 and 2004 are summarized as follows:

	Millions

	2003		2004

Cash on hand	W	380	W	65
Checking accounts		3,919		5,751
Passbook accounts		17,859		22,290
Cash in transit		541,918		424,884
Time deposits		196,792		1,302,939

	W	760,868	W	1,755,929

KT CORPORATION AND SUBSIDIARIES
Notes to Consolidated Financial Statements — (Continued)

(5)	Restricted Deposits
      There are certain amounts included in cash and cash equivalents and short-term and long-term financial instruments, which are restricted in use for expenditures for certain business purposes as of December 31, 2003 and 2004 as follows:

	Millions

	2003		2004

Cash and cash equivalents	W	1,038	W	—
Short-term financial instruments		3,127		5,800
Long-term financial instruments		61		92

	W	4,226	W	5,892

(6)	Inventories
      Inventories as of December 31, 2003 and 2004 are summarized as follows:

	Millions

	2003		2004

PCS handsets	W	225,809	W	282,652
Valuation allowance		—		(21,471)
Construction and repair materials		72,924		29,331
Other		66,100		83,807

	W	364,833	W	374,319

(7)	Other Current Assets
      Other current assets as of December 31, 2003 and 2004 are summarized as follows:

	Millions

	2003		2004

Current portion of long-term loans to employees	W	118,629	W	136,047
Prepaid expenses		28,412		28,203
Prepayments		49,371		74,030
Accrued interest income		8,359		25,098
Refundable deposits		8,721		4,154
Short-term loans		6,526		271
Receivables from derivative contracts (note 23)		9,070		2,661
Other		956		189

	W	230,044	W	270,653

KT CORPORATION AND SUBSIDIARIES
Notes to Consolidated Financial Statements — (Continued)

(8)	Investments in Securities
      Investments in securities as of December 31, 2003 and 2004 are summarized as follows:

(a) Trading securities (fair value)

	Millions

	2003		2004

Mutual funds	W	52,397	W	6,186

(b) Available-for-sale securities

(i) Equity securities

	Percentage of
	Ownership (%)		Millions

	2003	2004	2003		2004

Current assets:
Knowledge Plant, Inc.*	4.4	4.4		7,272		1,625
Mobilians Co., Ltd.*	—	12.2		—		4,893

			W	7,272	W	6,518

KT CORPORATION AND SUBSIDIARIES
Notes to Consolidated Financial Statements — (Continued)

	Percentage of
	Ownership (%)		Millions

	2003	2004	2003		2004

Investment assets:
New Skies Satellites N.V.	1.4	—	W	15,917	W	—
Intelsat, Ltd.	0.7	0.7		6,222		6,222
Inmarsat Ventures plc	2.3	—		15,015		—
Inmarsat Group holdings., Ltd	—	2.3		—		653
Real Telecom Corporation	6.5	6.5		721		721
Korea Software Financial Cooperative	1.4	1.4		1,000		1,000
Korea Information Certificate Authority, Inc.	9.4	9.4		2,000		2,000
KT Internal Venture Fund No. 1	89.3	89.3		3,303		3,303
KT Internal Venture Fund No. 2	90.0	94.3		3,000		5,000
Mirae Asset Securities Co., Ltd.	9.6	4.4		11,960		5,000
Korea Telecom Venture Fund No. 1	90.0	90.0		18,000		18,000
Sky Life Contents fund	22.5	22.5		4,500		4,500
Korea Information Technology Fund	33.3	33.3		100,000		100,000
Kookmin Credit Information Inc.	13.0	13.0		1,202		1,202
On Game Network Inc.	19.5	19.5		1,061		1,061
GaeaSoft Corp.*	2.1	2.1		913		514
KRTnet Corporation*	7.5	7.5		4,454		3,634
Sports Toto	6.7	6.7		13,500		13,500
VACOM Wireless, INC.	16.8	16.8		1,880		719
ESTsoft Corp.	15.0	15.0		1,650		1,650
CEC Mobile	16.7	16.7		4,456		4,456
Onse Telecom	6.4	8.6		4,605		6,181
Wide Telecom, Inc*	0.5	0.5		24		11
Dalsvyaz*	2.6	2.6		234		204
Other	—	—		13,684		22,078

			W	229,301	W	201,609

*	Investments in these equity securities are recorded at fair value. All other equity securities that do not have readily determinable fair values are stated at cost.
      The Company recognized an impairment loss on available-for-sale securities of W43,993 million and W5,831 million for the years ended December 31, 2003 and 2004, respectively. These charges were related to other-than-temporary declines in the value of the investee companies.
      The Company and SK Telecom agreed to an equity swap on December 20, 2002 under which each company sold all of the other’s equity shares it held in the other. According to the agreement, the Company exchanged 4,457,635 shares of SK Telecom for 15,454,659 shares of treasury stock plus cash of W211,868 million on December 30, 2002. In addition, the Company exchanged 3,809,288 shares of SK Telecom for 14,353,674 shares of treasury stock plus cash of W122,679 million on January 10, 2003 and the Company recognized a gain on disposition of available-for-sale securities in the amount of

KT CORPORATION AND SUBSIDIARIES
Notes to Consolidated Financial Statements — (Continued)
W775,241 million for the year ended December 31, 2003. Subsequent to January 10, 2003, the Company no longer has any shares of SK Telecom.

(ii) Debt securities

		Millions

	Maturity	2003		2004

Current assets:
Beneficiary certificates	2005	W	216,105	W	251,285
Equity-linked securities	—		63,380		—

		W	279,485	W	251,285

Investment assets:
KTF Second Securitization Specialty Co., Ltd.	—		19,254		—
Other	—		12,087	W	17,148

		W	31,341	W	17,148

      On April 11, 2002, the Company purchased equity-linked securities from an investment bank. The value of the equity-linked securities were linked to the weighted-average quoted price of SK Telecom stock. The Company’s investments in the equity-linked securities were recorded at fair value and unrealized holding gains and losses were recorded as a separate component of stockholder’s equity. The equity-linked securities were tested for impairment during 2003 because of the decrease of the quoted market value of the SK Telecom shares. As a result of this impairment test, the Company recognized an impairment loss amounting to W35,137 million on the equity-linked securities for the year ended December 31, 2003. As of December 31, 2003, the equity-inked securities also had unrealized losses recorded within stockholders’ equity of W34,078 million. During 2004, the Company disposed of its equity-linked securities and recognized a realized loss on disposition of available-for-sale securities amounting to W54,806 million.

(iii)	Changes in unrealized gains (losses)
      Changes in unrealized gains (losses) on available-for-sale securities for the year ended December 31, 2004 are summarized as follows:

	Millions

Beginning balance	W	(24,799)
Realized losses on disposition of securities		27,844
Changes in unrealized gains and losses, net		4,752

Net balance at end of year	W	7,797

KT CORPORATION AND SUBSIDIARIES
Notes to Consolidated Financial Statements — (Continued)

(c)	Held-to-maturity securities

	Millions

	2003		2004

Current assets:
Government and municipal bonds	W	5,712	W	1,660
Investment assets:
Government and municipal bonds		11,495		2,501
Beneficiary certificates (note 23(j))		99,914		88,667
Other		—		3,236

	W	111,409	W	94,404

      During 2003, KTF acquired the above beneficiary certificates issued by Shinhan Bank Trust in relation to the disposal of trade accounts and notes receivable (see note 23(j)). During 2004, KTF recognized the difference between fair value and acquisition cost as impairment loss of W42,078 million, which may arise from the uncollectability of the trade accounts and notes receivable.

(9)	Investments in Equity Securities of Affiliated Companies
      Investments in affiliated companies accounted for using the equity method as of December 31, 2003 and 2004 are summarized as follows:

			Millions

	Percentage
	Ownership (%)		2003				2004

	2003	2004	Net Asset		Book Value		Net Asset		Book Value

Listed*:
Hallim Venture Capital Corporation (“HVCC”)	25.3	25.3	W	7,700	W	3,512	W	2,466	W	—
Unlisted:
Mongolian Telecommunications Co.	40.0	40.0		4,982		4,982		8,183		8,183
Korea IT Venture Partners Inc.	28.0	28.0		9,227		9,227		9,228		9,228
KBSi Co., Ltd.	32.4	32.4		1,386		1,386		1,667		1,667
Korea Telephone Directory Co., Ltd.	34.0	34.0		8,601		8,601		8,777		8,777
eNtoB Corp.	23.8	23.8		3,420		3,420		3,803		3,803
KT Infotech Corporation	15.6	15.6		4,350		3,955		3,334		3,059
Korea Telecom Realty Development and Management Co., Ltd.	19.0	19.0		1,964		1,921		2,172		2,172
Korea Digital Satellite Broadcasting Co. (“KDB”)	29.9	29.9		40,411		89,885		(2,191)		—
Korea Information Data Corp.	19.0	19.0		6,864		6,864		9,138		9,138
Korea Information Service Corp.	19.0	19.0		4,552		4,552		6,007		6,007
KT Instrument & Communication Corp.	19.0	19.0		309		309		354		354
Bank Town Co., Ltd.	19.0	19.0		444		433		569		569
Korea Telecom Hitel Global Co., Ltd.	49.0	49.0		293		293		—		—
Sports TOTO On-Line	30.0	30.0		1,450		1,450		1,104		1,104

			W	95,953	W	140,790	W	54,611	W	54,061

*	The quoted market value (based on closing KOSDAQ price) of HVCC as of December 31, 2004 is W2,990 million.

KT CORPORATION AND SUBSIDIARIES
Notes to Consolidated Financial Statements — (Continued)
      In December 2003, the Company purchased additional 11,770,000 shares of KDB for W82,390 million including W49,119 million of which was allocated to investor-level goodwill. After making this cash purchase, the Company’s equity ownership interest increased to 29.9%. In 2004, the Company impaired investor-level goodwill of W37,030 million related with KDB due to continuous operating losses. This impairment loss was recorded as a component of equity in losses of affiliates.
      The Company has recorded unrealized losses of W2,691 million and W6,732 million relating to its affiliates as of December 31, 2003 and 2004, respectively, which have been accounted for as capital adjustments. These capital adjustments have been recorded as unrealized losses on equity securities of affiliates within stockholders’ equity.
      The Company received dividends of W554 million and W333 million in the aggregate from affiliates for the years ended December 31, 2003 and 2004.

(10)	Insurance
      Property, plant and equipment are insured against fire damage up to an amount of W1,237,621 million and W1,619,139 million as of December 31, 2003 and 2004, respectively. Additionally, the Company maintains insurance policies covering loss and liability arising from automobile accidents.

(11)	Other Assets
      Other assets as of December 31, 2003 and 2004 are summarized as follows:

	Millions

	2003		2004

Frequency usage right, net (note 12)	W	1,208,429	W	1,115,996
Long-term loans to employees		565,556		475,319
Leasehold rights and deposits		330,747		313,302
Goodwill		944,326		731,694
Negative goodwill		(2,071)		(1,553)
Other intangible assets, net		276,714		338,552
Long-term accounts receivable — trade		48,438		139,740
Long-term accounts receivable — other		17,361		17,368
Deferred income tax assets (note 26)		415,396		373,726
Other		133,064		71,434

	W	3,937,960	W	3,575,578

(12)	Frequency Usage Right
      During 2001, KTICOM acquired an IMT-2000 frequency usage right and a license to operate the IMT-2000 business from the MIC for W1,300 billion. KTICOM was merged into KTF on March 6, 2003. The Company paid 50%, or W650 billion, of this amount in 2001 and the net present value of the remaining W650 billion unpaid balance is recorded as long-term accounts payable — other in the accompanying consolidated balance sheet as of December 31, 2004. This right have a contractual life of 15 years and is amortized beginning on the date commercial service is initiated on December 1, 2003 through the end of their contractual life.

KT CORPORATION AND SUBSIDIARIES
Notes to Consolidated Financial Statements — (Continued)
      The net amount of the frequency usage right as of December 31, 2003 and 2004 is as follows:

	Millions

	2003		2004

Frequency usage right	W	1,216,223	W	1,216,223
Less: Accumulated amortization		(7,794)		(100,227)

	W	1,208,429	W	1,115,996

      Long-term accounts payable — other related to frequency usage right is stated at the net present value of future cash flows, calculated using the effective interest rate (9.93%) at the time of receipt of the frequency use license. The balances as of December 31, 2003 and 2004 are as follows:

	Millions

	2003		2004

Long-term accounts payable — other	W	650,000	W	650,000
Less: Present value discount		(131,239)		(111,793)

	W	518,761	W	538,207

      The maturities of the Company’s long-term accounts payable — other related to frequency usage right outstanding as of December 31, 2004 are as follows:

Year	Millions

2005	W	—
2006		—
2007		90,000
2008		110,000
2009		130,000
2010		150,000
2011		170,000

	W	650,000

(13)	Short-term Borrowings
      Short-term borrowings (all of which mature within one year) as of December 31, 2003 and 2004 are summarized as follows:

		Millions
	Interest Rate
	Per Annum (%)	2003		2004

Commercial paper	3.96 , 4.80%	W	478,000	W	215,000
Borrowings from banks	4.18 , 6.00%		119,817		195,883
Short-term borrowings in foreign currency	0.60 , 4.71%		33,872		27,709

		W	631,689	W	438,592

KT CORPORATION AND SUBSIDIARIES
Notes to Consolidated Financial Statements — (Continued)

(14)	Other Current Liabilities
      Other current liabilities as of December 31, 2003 and 2004 are summarized as follows:

	Millions

	2003		2004

Key money deposits	W	100,739	W	104,197
Unearned income		4,932		4,002
Payables from interest rate swap (note 23)		16,077		7,278
Payables from interest currency swap (note 23)		—		99,615
Payables from currency swap (note 23)		3,554		40,799
Payables from currency forward (note 23)		—		10,025
Payables from currency option (note 23)		—		1,349
Other		7,312		9,704

	W	132,614	W	276,969

KT CORPORATION AND SUBSIDIARIES
Notes to Consolidated Financial Statements — (Continued)

(15)	Long-term Debt
      Long-term debt as of December 31, 2003 and 2004 is summarized as follows:

			Millions
	Interest Rate
	Per Annum (%)	Maturity Date	2003		2004

Local currency (Won) debt:
Bonds	4.14,9.20	2005,2014	W	6,425,001	W	6,850,000
Convertible notes of KTF and KTFT	1.00	2005		38,880		38,600
Convertible notes issued in May 2002	3.00	2005		1,322,563		1,322,530
Borrowings from banks	4.90,7.25	2005,2007		90,680		72,223
Information and Telecommunication Improvement Fund	3.53,6.85	2005,2009		173,070		132,764

				8,050,194		8,416,117

Foreign currency debt:
Convertible notes issued in January 2002 (USD)	0.25	2007	W	1,483,628	W	1,178,759
Bonds with warrants (Microsoft) (USD)	4.30	2005		598,900		521,900
Yankee bonds (USD)	7.50,7.63	2006,2007		419,230		365,330
Bonds (USD)	Libor+0.80	2006		179,670		156,570
MTNP notes (USD)	5.88,6.50	2014,2034		—		730,660
Bonds (JPY)	2.64,3.13	2005,2006		263,666		142,146
Loans (USD)	Libor+0.45, Libor+3.50	2005,2009		248,451		219,198

				3,193,545		3,314,563

				11,243,739		11,730,680
Add: Premium on bonds				30,997		52,828
Less:
Current portion, net of discount				2,172,510		4,756,067
Discount on bonds				52,478		42,370

			W	9,049,748	W	6,985,071

      In June 2004, the Company established a US$1 billion Medium Term Note Program (MTNP). As of December 31, 2004, the Company has issued notes in the amount of US$700 million with fixed interest rates under the MTNP. The notes are listed on the Singapore Stock Exchange. As of December 31, 2004, the unused portion of the MTNP amounts to US$300 million.
      On January 4, 2002, the Company issued convertible notes with face amount of US$1,317.8 million. Holders of convertible notes are entitled to convert notes into shares of the Company’s common stock from January 4, 2003 to January 1, 2007. In November 2004, certain holders of the convertible notes elected their option to redeem these convertible notes. As a result, as described in note 35, on January 4, 2005, the principal amount of US$1,115.1 million was repaid. Prior to January 1, 2004, convertible notes are not subject to foreign

KT CORPORATION AND SUBSIDIARIES
Notes to Consolidated Financial Statements — (Continued)
currency translation because convertible notes were regarded as non-monetary foreign currency liabilities in accordance with Korean GAAP. However, as a result of the redemption election by the note holders, the convertible notes are subject to foreign currency translation as of December 31, 2004. Accordingly, the Company has recognized a foreign currency translation gain of W304,870 million for the year ended December 31, 2004. During 2002 and 2003, the Company purchased and retired convertible notes with a face value of US$191.5 million.
      During 2002, bonds with warrants were issued in connection with a strategic alliance with Microsoft Corp. Holders of bonds with warrants were entitled to exercise the warrants from January 4, 2003 to December 31, 2003. The warrants expired on December 31, 2003 without being exercised. The bonds of W521,900 million issued to Microsoft Corp. were repaid on January 4, 2005.
      On May 25, 2002, the Company issued convertible notes with a face amount of W1,397,349 million. Holders of the convertible notes are entitled to convert notes into shares of the Company’s common stock from September 25, 2002 to April 25, 2005. The exchange price was W59,400 per share of common stock, which allowed the bondholders to obtain up to 23,524,392 shares. The number of shares allowed to the holders was reduced to 22,264,813 shares due to early retirement and conversion of the convertible notes. The convertible notes, if not converted, will be redeemed at 104.438% of their principal amount at maturity date. The Company recognizes interest expense on the convertible notes using the effective interest method, and amortization of the redemption premium is recorded as accrued interest expense. Since the issuance of the notes through December 31, 2004, the Company has purchased and retired convertible notes with a face value of W74,000 million and exchanged convertible notes with a face value of W819 million with the Company’s shares.
      On December 18, 2003, the Company purchased and retired convertible notes issued on January 4, 2002 with a face value of US$83.7 million for US$85.8 million with a gain on retirement of convertible notes of W7,441 million
      Aggregate principal maturities for the Company’s long-term debt as of December 31, 2004 are as follows:

Fiscal Year Ending December 31,	Millions

2005	W	4,713,505
2006		1,232,601
2007		1,310,355
2008		857,686
2009		994,796
Thereafter		2,621,737

	W	11,730,680

(16)	Refundable Deposits for Telephone Installation
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

KT CORPORATION AND SUBSIDIARIES
Notes to Consolidated Financial Statements — (Continued)
described above. Effective April 15, 2001, all new customers are required to pay a non-refundable service initiation fee.

(17)	Accrual for Retirement and Severance Benefits
      Changes in retirement and severance benefits for each of the three years ended December 31, 2004 are summarized as follows:

	Millions

	2002		2003		2004

Estimated severance benefits liability at beginning of year	W	474,438	W	379,606	W	245,878
Provision for the year		275,007		1,067,076		281,453
Increase due to change of consolidated subsidiaries		(1,853)		600		—
Payments		(42,942)		(1,020,940)		(93,178)
Withdrawal from the National Pension Fund, net		332		337		204
Payment for deposit of severance benefits insurance		(325,376)		(180,801)		(119,568)

Net balance at end of year	W	379,606	W	245,878	W	314,789

      In September 2003, the Company offered a voluntary early retirement plan (the “Plan”) to its employees. Under the terms of the Plan, employees participating in the Plan would receive additional amounts of retirement and severance benefits. For the year ended December 31, 2003, the Company recorded costs of W831,535 million related to this Plan covering approximately 5,500 employees. The aggregate amounts of normal retirement and severance benefits, previously accrued as retirement and severance benefit liabilities, of the employees electing to retire pursuant to such programs amounted to W110,932 million.

(18)	Other Long-term Liabilities
      Other long-term liabilities as of December 31, 2003 and 2004 are summarized as follows:

	Millions

	2003		2004

Accrual for customer call bonus points	W	105,391	W	128,397
Advance receipt		17,099		16,390
Key money deposits from customers		20,963		24,868
Other		5,414		2,188

	W	148,867	W	171,843

KT CORPORATION AND SUBSIDIARIES
Notes to Consolidated Financial Statements — (Continued)

(19)	Stockholders’ Equity
      The composition of holders of common stock as of December 31, 2002, 2003 and 2004 are summarized as follows:

	No. of Shares Owned			Ownership Percentage

	2002	2003	2004	2002	2003	2004

National Pension Corporation	7,859,178	9,461,792	10,654,638	2.54	3.32	3.74
Employee Stock Ownership Associations	17,678,198	16,394,226	16,173,934	5.72	5.76	5.68
Treasury stock	76,988,771	74,090,974	74,090,418	24.91	26.01	26.01
Others, including private companies	206,551,512	184,902,408	184,930,410	66.83	64.91	64.57

	309,077,659	284,849,400	284,849,400	100.00%	100.00%	100.00%

      Changes in common stock for the years ended December 31, 2002, 2003 and 2004 are as follows:

	Number of
	Shares Issued	Millions

Balance at January 1, 2002	312,199,659	W1,560,998
Retirement of treasury stock on October 9, 2002	(3,122,000)	—

Balance at December 31, 2002	309,077,659	1,560,998

Retirement of treasury stock on January 6, 2003	(15,454,659)	—
Retirement of treasury stock on June 20, 2003	(2,937,000)	—
Retirement of treasury stock on December 9, 2003	(5,836,600)	—

Balance at December 31, 2003	284,849,400	1,560,998

Retirement of treasury stock during 2004	—	—

Balance at December 31, 2004	284,849,400	W1,560,998

      As allowed by the Securities Exchange Law of the Republic of Korea, the Company retired its treasury shares by a charge to retained earnings rather than its common stock.

KT CORPORATION AND SUBSIDIARIES
Notes to Consolidated Financial Statements — (Continued)
      Changes in stockholders’ equity for the years ended December 31, 2002, 2003 and 2004 are as follows:

	Millions

					Retained Earnings
			Capital						Capital		Minority
	Common Stock		Surplus		Appropriated		Unappropriated		Adjustments		Interest		Total

Balance at January 1, 2002	W	1,560,998	W	1,446,149	W	5,579,108	W	1,139,835	W	2,211,133	W	2,046,080	W	13,983,303
Net earnings		—		—		—		1,946,934		—		—		1,946,934
Appropriations of retained earnings		—		—		863,157		(863,157)		—		—		—
Retirement of treasury stock		—		—		—		(167,341)		—		—		(167,341)
Dividends		—		—		—		(224,054)		—		—		(224,054)
Increase in treasury stock, net		—		—		—		—		(4,021,094)		—		(4,021,094)
Loss on retirement of treasury stock		—		—		—		—		(6,638)		—		(6,638)
Increase (decrease) in unrealized gains on available-for-sale securities		—		—		—		—		(1,566,580)		1,310		(1,565,270)
Unrealized losses on equity securities of affiliate		—		—		—		—		(2,923)		(178)		(3,101)
Minority interest in earnings of consolidated subsidiaries, net		—		—		—		—		—		316,918		316,918
Issuance of common stock of a consolidated subsidiary		—		2,526		—		—		—		22,169		24,695
Changes in subsidiaries included in consolidation		—		—		—		—		—		238		238
Goodwill of additional equity in consolidated subsidiaries acquired during 2002		—		(217)		—		—		—		(449,774)		(449,991)
Other		—		(507)		—		—		(857)		(669)		(2,033)

Balance at December 31, 2002	W	1,560,998	W	1,447,951	W	6,442,265	W	1,832,217	W	(3,386,959)	W	1,936,094	W	9,832,566

KT CORPORATION AND SUBSIDIARIES
Notes to Consolidated Financial Statements — (Continued)

	Millions

					Retained Earnings
			Capital						Capital		Minority
	Common Stock		Surplus		Appropriated		Unappropriated		Adjustments		Interest		Total

Balance at January 1, 2003	W	1,560,998	W	1,447,951	W	6,442,265	W	1,832,217	W	(3,386,959)	W	1,936,094	W	9,832,566
Net earnings		—		—		—		821,734		—		—		821,734
Appropriations of retained earnings		—		—		1,583,589		(1,583,589)		—		—		—
Retirement of treasury stock		—		—		—		(1,198,499)				—		(1,198,499)
Dividends (note 27)		—		—		—		(212,887)		—		—		(212,887)
Cumulative effect of an accounting change (note 2(a))		—		—		—		(1,530)		—		(2,198)		(3,728)
Increase (decrease) in unrealized gains (losses) on available-for-sale securities		—		—		—		—		(768,362)		2,541		(765,821)
Unrealized losses on equity securities of affiliate		—		—		—		—		1,575		1,937		3,512
Decrease of treasury stock, net (note 22)		—		—		—		—		149,627		—		149,627
Loss on retirement of treasury stock		—		—		—		—		(9,753)		—		(9,753)
Stock options		—		—		—		—		6,192		774		6,966
Changes in translation adjustments of foreign subsidiaries		—		—		—		—		2,087		160		2,247
Changes in subsidiaries included in consolidation		—		—		—		—		—		27,379		27,379
Acquisition of additional equity in consolidated subsidiaries		—		(165,642)		—		—		—		(260,410)		(426,052)
Equity change of subsidiary from merger transaction		—		26,181		—		—		—		(92,958)		(66,777)
Minority interest in earnings of consolidated subsidiaries, net		—		—		—		—		—		235,695		235,695
Other		—		122		—		—		—		289		411

Balance at December 31, 2003	W	1,560,998	W	1,308,612	W	8,025,854	W	(342,554)	W	(4,005,593)	W	1,849,303	W	8,396,620

Balance at January 1, 2004	W	1,560,998	W	1,308,612	W	8,025,854	W	(342,554)	W	(4,005,593)	W	1,849,303	W	8,396,620
Net earnings		—		—		—		1,282,216		—		—		1,282,216
Appropriations of retained earnings		—		—		(2,593,992)		2,593,992		—		—		—
Retirement of treasury stock in consolidated subsidiaries		—		(14,784)		—		—		—		(135,069)		(149,853)
Dividends (note 27)		—		—		—		(632,276)		—		—		(632,276)
Dividends in consolidated subsidiaries		—		—		—		—		—		(50,037)		(50,037)
Increase (decrease) in unrealized gains (losses) on available-for-sale securities		—		—		—		—		32,596		(1,418)		31,178
Unrealized losses on equity securities of affiliates		—		—		—		—		(4,041)		(1,281)		(5,322)
Stock options		—		—		—		—		4,941		1,188		6,129
Changes in translation adjustments of foreign subsidiaries		—		—		—		—		3,012		(2,814)		198
Minority interest in earnings of consolidated subsidiaries		—		—		—		—		—		148,931		148,931
Other		—		(2,211)		—		—		33		774		(1,404)

Balance at December 31, 2004	W	1,560,998	W	1,291,617	W	5,431,862	W	2,901,378	W	(3,969,052)	W	1,809,577	W	9,026,380

KT CORPORATION AND SUBSIDIARIES
Notes to Consolidated Financial Statements — (Continued)

(20)	Capital Surplus
      Capital surplus as of December 31, 2002, 2003 and 2004 is summarized as follows:

	Millions

	2002		2003		2004

Paid-in capital in excess of par value	W	1,440,258	W	1,440,258	W	1,440,258
Goodwill of additional equity in consolidated subsidiaries		(16,007)		(181,649)		(181,649)
Other, net		23,700		50,003		33,008

	W	1,447,951	W	1,308,612	W	1,291,617

      The line item, “Other, net”, mainly consists of the effects of common stock issuance of subsidiaries, retirement of treasury stock in consolidated subsidiaries and merger between subsidiaries.

(21)	Appropriated Retained Earnings
      Retained earnings appropriated to various restricted reserves as of December 31, 2002, 2003 and 2004 are summarized as follows:

	Millions

	2002		2003		2004

Involuntary reserve:
Legal reserve	W	780,499	W	780,499	W	780,499
Voluntary reserve:
Reserve for business rationalization		193,101		443,416		443,416
Reserve for technology and human resource development		6,667		3,334		—
Reserve for social overhead capital		23,333		3,333		—
Reserve for business expansion		5,230,718		6,587,325		4,000,000
Reserve for redemption of telephone bonds		207,947		207,947		207,947

	W	6,442,265	W	8,025,854	W	5,431,862

      Retained earnings appropriated to the legal reserve are restricted in use as cash dividends under the applicable laws and regulations of the Republic of Korea. The Korean Commercial Code requires KT to appropriate to a legal reserve an amount equal to at least 10% of the cash dividend amount at the end of each accounting period until the reserve equals 50% of stated capital. The legal reserve may be used to reduce a deficit or may be transferred to stated capital.
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

KT CORPORATION AND SUBSIDIARIES
Notes to Consolidated Financial Statements — (Continued)
no longer required to establish a reserve for business rationalization despite tax benefits received for certain investments, and consequently the existing balance is now regarded as a voluntary reserve.

(22)	Treasury Stock

(a)	Trust fund
      During 2000, in order to stabilize the price of the Company’s common stock in the market, the Company established a treasury stock fund of W100 billion. This trust fund is managed by a bank, which is used primarily as a vehicle for trading the common stock of the Company. The trust fund (which is recorded at cost) held treasury stock of 1,259,170 shares as of December 31, 2003 and 2004, respectively.

(b)	Issuance to the notes holders
      During 2004, certain holders of convertible notes (as described in note 15), which were issued on May 25, 2003, converted their notes into shares of the Company’s common stock. As part of this transaction, 556 shares of treasury stock were issued to the note holders.

(c)	Purchase and retirement of treasury stock
      The Company and SK Telecom agreed to an equity swap on December 20, 2002, under which each company sold all of the other’s equity shares it held in the other. According to the agreement, the Company exchanged 4,457,635 shares of SK Telecom for 15,454,659 shares of the Company’s common stock and cash of W211,868 million on December 30, 2002 and retired these treasury stock for W786,666 million by a charge to retained earnings on January 6, 2003. In addition, on January 10, 2003, the Company exchanged 3,809,288 shares of SK Telecom for 14,353,674 shares of the Company’s common stock amounting W730,704 million and cash of W122,679 million.
      During 2003, the Company initiated a stock buyback and retirement program approved by the Board of Directors. The Company reacquired 8,773,600 shares of treasury stock during 2003 and retired these treasury shares amounting to W411,833 million by a charge to retained earnings. As of December 31, 2004, no amounts under the stock buyback and retirement programs are outstanding.

(d)	Sale and contribution to Employee Stock Ownership Association
      On August 28, 2003, the Company sold 1,803,296 shares of treasury stock to the KT Employee Stock Ownership Association (“ESOA”). The difference between carrying value and the fair value of W13,886 million was recorded as a loss on retirement of treasury stock and the difference between the fair value and the sales proceeds of W40,754 million was expensed in 2003.

KT CORPORATION AND SUBSIDIARIES
Notes to Consolidated Financial Statements — (Continued)
      Changes in treasury stock for the years ended December 31, 2003 and 2004 are as follows:

	2003			2004

	Number of			Number of
	Shares	Millions		Shares	Millions

Balance at beginning of year	76,988,771	W	4,112,225	74,090,974	W	3,962,598
Purchase of the Company’s common stock	23,127,274		1,142,537	—		—
Issuance to convertible note holders	(2,356)		(127)	(556)		(30)
Purchase by trust fund, net	8,840		414	—		—
Retirement of treasury stock	(24,228,259)		(1,198,499)	—		—
Sale and contribution to ESOA	(1,803,296)		(93,952)	—		—

Balance at end of year	74,090,974	W	3,962,598	74,090,418	W	3,962,568

(23)	Commitments and Contingencies

(a) Legal matters
      On February 20, 2001, the Fair Trade Commission alleged that the Company had unfairly assisted its affiliates by paying them unreasonably high service fees through the violation of the Fair Trade Laws. The Fair Trade Commission imposed a fine of approximately W30,700 million, and the Company expensed W30,700 million for this claim during 2001. In November 2004, the Seoul High Court partially reversed the Fair Trade Commission’s decision and decreased the fine from W30,700 million to W2,400 million. As of December 31, 2004, the ruling of the Seoul High Court’s decision is not reflected in the accompanying consolidated financial statements. The Company believes that the Fair Trade Commission will appeal to the Supreme Court of Korea.
      The Company is also in litigation as a defendant in other cases for damages allegedly resulting from various claims, disputes and legal actions in the normal course of operations. These claims amounted to W111,230 million as of December 31, 2004. The Company accrued W9,309 million as contingent liabilities related to the claims as of December 31, 2004. Management believes that the ultimate settlement of these matters, and the matter described in the previous paragraph, will not have a material adverse effect on the Company’s financial position, results of operations or cash flows.

(b) Interest rate swap
      During 2002, the Company entered into interest rate swaption contract with a bank for variable rates of interest in place of fixed rates of interest. Details of the interest rate swaption contract outstanding as of December 31, 2004 are as follows:

	Swaption		Fixed
	Premium	Notional	Interest Rate	Variable Interest
Bank	(Millions)	Amount	(1 Year)	Rate (3 Months)	Exercise Date	Type

Citibank	W1,913	W100,000	7.9%	91-Day CD rate	April 25, 2005	Selling
      Under the interest rate swaption contract, the Company recognized a valuation gain of W2,448 million and a valuation loss of W(636) million for the years ended December 31, 2003 and 2004, respectively.

KT CORPORATION AND SUBSIDIARIES
Notes to Consolidated Financial Statements — (Continued)

(c) Interest rate swap
      During 2002, 2003 and 2004, the Company entered into various interest rate swap contracts with financial institutions for variable rates of interest in place of fixed rates of interest. Details of these interest rate swap contracts as of December 31, 2004 are as follows:

	Nominal	Notional
	Premium	Amount		Fixed
Bank	(Millions)	(Millions)		Interest Rate	Variable Interest Rate	Terminal Date

J.P. Morgan	$1.6		US$ 150	7.50%	6-month LIBOR + 4.32%	June 1, 2006
J.P. Morgan	$0.5		US$ 200	7.63%	6-month LIBOR + 4.61%	April 15, 2007
Citibank	—	W	110,000	5.29%	3-month LIBOR + 1.47%	April 30, 2008
Shinhan Bank	—	W	180,000	6.35%	3-month LIBOR + 2.47%
					+ Contingent spread	September 30, 2007
Shinhan Bank	—	W	57,810	4.70%	6-month LIBOR + 0.69%	June 24, 2009
UBS	—	W	57,810	4.70%	6-month LIBOR + 0.69%	June 24, 2009
UBS	—	W	57,810	4.64%	6-month LIBOR + 0.69%	June 24, 2009
BNP Paribas	—	W	110,000	5.29%	3-month LIBOR + 1.54%	April 30, 2008
CSFB	—	W	57,810	4.64%	6-month LIBOR + 0.69%	June 24, 2009
      Under the interest rate swap contracts, the Company recognized a valuation loss of W(13,645) million and gain of W222 million for the year ended December 31, 2003, and a valuation loss of W(2,943) million and gain of W12,427 million for the year ended December 31, 2004.
      In addition, the Company settled two contracts and three contracts in 2003 and 2004, respectively, and recognized a transaction gain of W8,170 million and a transaction loss of W(1,252) million for the years ended December 31, 2003 and 2004, respectively.

(d) Currency swap
      During June 2003, the Company entered into two currency swap contracts for principal and interest denominated in Korean Won in place of principal and interest of long-term debt denominated in U.S. dollars. Details of these currency swap contracts as of December 31, 2004 are as follows:

	Receiving		Paying
	Amount		Amount
Bank	(Millions)		(Millions)	Receiving Interest Rate	Paying Interest Rate	Terminal Date

J.P. Morgan	US$	50	W 59,750	4.30% (US$) per year	6.17% (Won) per year	January 3, 2005
J.P. Morgan	US$	150	W179,760	3-month LIBOR + 0.80%(US$)	3-month LIBOR + 2.64% (Won)	June 24, 2006
      Under the currency swap contracts, the Company recognized valuation losses of W(2,429) million and W(37,244) million for the years ended December 31, 2003 and 2004, respectively.

(e) Interest currency swap
      In October 2003, the Company entered into five interest currency swap contracts with financial institutions for principal and the fixed rate of interest denominated in Korean Won in place of principal and the variable rate of interest of long-term debt denominated in U.S. dollars. The principal amounts in Korean Won will be adjusted according to the foreign exchange rate of the terminal date within certain ranges. In addition, during 2004, the Company entered into five interest currency swap contracts with financial institutions for principal and interest denominated in Korean Won in place of principal and interest of long-

KT CORPORATION AND SUBSIDIARIES
Notes to Consolidated Financial Statements — (Continued)
term debt denominated in U.S. dollars. Details of these interest currency swap contracts as of December 31, 2004 are as follows:

	Receiving
	Amount		Paying Amount		Fixed Interest
Bank	(Millions)		(Millions)		Rate (1 Year)	Variable Interest Rate (6 Months)	Terminal Date

J.P. Morgan	US$	50	W	55,000,60,000	4.3% (US$)	6-month LIBOR + 4.55% (Won)	January 3, 2005
J.P. Morgan(*)	US$	100	W	115,620	5.9% (US$)	6-month LIBOR + 1.87% (Won)
					5.5% (Won)		June 24, 2014
J.P. Morgan(**)	US$	200	W	231,240	5.5% (Won)	6-month LIBOR + 0.69% (Won) 5.9%-Contingent Spread (US$)	June 24, 2014
Merrill Lynch	US$	100	W	116,400	5.0% (Won)	5.9%-Contingent Spread (US$)	June 24, 2014
Merrill Lynch	US$	50	W	53,325	4.7% (Won)	5.9%-Contingent Spread (US$)	June 24, 2014
Citibank	US$	25	W	27,500,30,000	4.3% (US$)	6-month LIBOR + 4.45% (Won)	January 3, 2005
UBS	US$	25	W	27,500,30,000	4.3% (US$)	6-month LIBOR + 4.45% (Won)	January 3, 2005
Deutsche Bank	US$	50	W	55,000,60,000	4.3% (US$)	6-month LIBOR + 4.57% (Won)	January 3, 2005
Deutsche Bank	US$	50	W	53,325	4.7% (Won)	5.9%-Contingent Spread (US$)	June 24, 2014
Shinhan Bank	US$	50	W	55,000,60,000	4.3% (US$)	6-month LIBOR + 4.45% (Won)	January 3, 2005

(*)	The interest will be received at 5.9% (US$) and paid at 6-month LIBOR + 1.87% (Won) every six months over the first five years. Then, the interest will be received at 5.9% (US$) every six months and paid at 5.5% (Won) per year over the following five years.

(**)	The interest will be received at 5.9%-contingent spread (US$) and paid at 6-month LIBOR + 0.69% (Won) every six months over the first five years. Then, the interest will be received at 5.9%-contingent spread (US$) every six months and paid at 5.5% (Won) per year over the following five years.
      Under the interest currency swap contracts, the Company recognized valuation gain of W5,083 million and valuation loss of W(105,899) million for the years ended December 31, 2003 and 2004, respectively.

(f)	Currency Forward
      During 2004, the Company entered into eight currency forward contracts with financial institutions related to the convertible notes which are due on January 4, 2005 (note 16). As of December 31, 2004, these fixed amount US dollar forward contracts amounting to $870 million are outstanding with a terminal date of January 3, 2005. Under the currency forward contracts, the Company recognized a valuation loss of W(10,025) million and a valuation gain of W164 million, respectively, for the year ended December 31, 2004.
      In 2004, KTFT and KTSC, subsidiaries of KT, entered into eight currency forward buying contracts with financial institutions. As of December 31, 2004, one currency forward contract amounting to $3.4 million in KTSC is outstanding with a terminal date of March 7, 2005. Under the currency forward contract, KTSC recognized a valuation gain of W42 million for the year ended December 31, 2004.
      During 2004, KTFT settled seven contracts at the terminal date and recognized a transaction loss of W(730) million and gain of W508 million for the year ended December 31, 2004.

KT CORPORATION AND SUBSIDIARIES
Notes to Consolidated Financial Statements — (Continued)

(g)	Currency option
      In 2004, KTF has entered into two currency option contracts with Shinhan Bank. Each currency option contract consists of a call and put option. The details of the currency option contracts as of December 31, 2004 are as follows:

	Contract
	Amount		Fixed
Bank	(millions)	Position	Exchange Rate	Terminal Date

Shinhan Bank	JPY 2,000	JPY Call/ JPY Put	10.30,10.85	May 24 2005
Shinhan Bank	JPY 2,000	JPY Call/ JPY Put	10.65,13.40	April 20, 2006
      Under these currency option contracts, KTF recognized a valuation loss of W(1,349) million for the year ended December 31, 2004.

(h)	Loans and Borrowings
      As of December 31, 2004, the Company has entered into bank overdraft agreements with two banks for borrowings up to W750,000 million and a collection agreement for foreign currency denominated checks up to US$1 million with Korea Exchange Bank. In addition, the Company has received letters of credit up to US$35 million with four banks.
      In October 2004, the Company has entered into revolving stand-by credit line agreements with 12 banks for borrowing up to US$200 million. However, as of December 31, 2004, there is no outstanding amount under these agreements.
      As of December 31, 2004, KTP has received letter of credits up to US$4,235 thousand and W1,000 million with three banks.
      As of December 31, 2004, KTF has entered into bank overdraft agreements with Shinhan Bank for borrowings up to W50,000 million. The Company also has received letter of credits up to US$20,000 thousand with Shinhan Bank.
      In addition, as of December 31, 2004, KTH also has entered into bank overdraft agreements with Korea First bank for borrowings up to W1,000 million.

(i)	Guarantee Provided by a Third Party
      As of December 31, 2004, three financial institutions are providing guarantees for the Company covering contract biddings up to US$7,403 thousand, SAR8 million and W57,701 million.

(j)	Disposal of KTF accounts receivable
      On November 4, 2003, KTF transferred handset installment receivables of W339,677 million and guarantee insurance and other incident rights to KTF Second Securitization Specialty Co., Ltd. As a result of this disposal, KTF received cash of W312,000 million and subordinate debt securities of W19,254 million, and KTF recognized a loss on disposal of trade accounts and notes receivable of W8,423 million for the year ended December 31, 2003.
      In addition, on December 19, 2003, KTF transferred PCS service receivables of W253,247 million as of October 31, 2003, and future trade receivables, which were expected to be incurred until February 28, 2007 to Shinhan Bank Trust. As a result of this disposal, on December 19, 2003, KTF received cash of W200,000 million and beneficiary certificate of W53,247 million. Under this program, KTF sells receivables on a monthly basis. As a result, the beneficiary certificate will change depending on the amount of disposals. KTF recognized a loss on disposal of trade accounts and notes receivable of W1,680 million and

KT CORPORATION AND SUBSIDIARIES
Notes to Consolidated Financial Statements — (Continued)
W11,816 million for the years ended 2003 and 2004, respectively. As of December 31, 2003 and 2004, the uncollected trade receivables under this program were W301,802 million and W342,672 million, respectively.

(k)	Leases

(i)	Operating leases
      The Company maintains operating lease agreements for certain machinery and equipment from Macquarie IT KOREA Lease Company and others. Annual future lease payments under operating leases as of December 31, 2004 are as follows:

Year Ending December 31,	Millions

2005	W	67,600
2006		66,819
2007		6,268
2008		5,915
2009		5,915
Thereafter		31,621

	W	184,138

(ii)	Capital leases
      The Company has capital lease agreements with GE Capital Korea Ltd. for certain machinery and equipment, of which acquisition cost amounts to W22,860 million. Depreciation on the machinery and equipment for the years ended December 31, 2003 and 2004 amounted to W312 million and W4,505 million, respectively. Annual future minimum payments under the lease agreements as of December 31, 2004 are as follows:

Year Ending December 31,	Millions

2005	W	4,955
2006		4,955
2007		4,955
2008		4,782
2009		2,123

		21,770
Less: amount representing interest		(1,683)

	W	20,087

KT CORPORATION AND SUBSIDIARIES
Notes to Consolidated Financial Statements — (Continued)

(24)	Operating Revenues
      Operating revenues for the years ended December 31, 2002, 2003 and 2004 are as follows:

	Millions

	2002		2003	2004

Internet services	W	1,989,915	W2,369,593	W2,606,852
Data communication services		1,262,377	1,083,093	962,627
Telephone services		6,895,301	6,610,982	6,189,290
PCS services		4,127,323	4,164,286	4,799,586
Sales of PCS handsets		1,366,548	1,153,505	1,754,968
Satellite services		123,616	119,639	119,412
Other		672,342	566,681	635,636

	W	16,437,422	W16,067,779	W17,068,371

      Starting from January 1, 2003, revenues from real estate rental services are accounted for as operating revenues. For comparative purposes, revenues from real estate rental services which were accounted for as other income in 2002 are reclassified into operating revenues.

KT CORPORATION AND SUBSIDIARIES
Notes to Consolidated Financial Statements — (Continued)

(25)	Operating Expenses
      Operating expenses for the years ended December 31, 2002, 2003 and 2004 are as follows:

	Millions

	2002		2003		2004

Cost of services:
Salaries and wages	W	2,065,564	W	1,918,479	W	1,870,317
Provision for retirement and severance benefits, including early retirement payments (note 17)		257,619		999,607		264,754
Employee benefits		588,615		569,463		479,244
Communications		33,729		34,549		30,458
Utilities		156,853		176,554		191,657
Taxes and dues		86,309		92,497		97,333
Rent		149,746		138,677		183,560
Depreciation		3,351,008		3,305,255		3,319,305
Amortization		59,762		67,155		169,435
Repairs and maintenance		408,953		444,867		484,108
Automobile maintenance		24,006		23,811		24,492
Commissions and professional fees		526,166		552,593		718,101
Entertainment		3,256		2,969		6,060
Advertising		113,616		101,503		111,344
Education and training		11,484		15,102		14,140
Research and development		116,747		99,130		102,747
Travel		33,199		32,326		32,373
Supplies		36,315		36,997		36,177
Cost of services (commissions for system integration service and other miscellaneous service)		743,055		532,424		420,149
Cost of goods sold		1,345,950		1,131,475		1,782,140
Interconnection charges		1,187,882		1,077,082		973,429
International line usage		173,779		184,326		194,143
Other		47,656		70,495		72,963

		11,521,269		11,607,336		11,578,429
Less: amounts included in construction in progress		143,538		119,986		125,600

		11,377,731		11,487,350		11,452,829
Selling, general and administrative expenses		2,677,888		2,757,993		3,135,010

	W	14,055,619	W	14,245,343	W	14,587,839

      In September 2003, the Company offered a voluntary early retirement plan (the “Plan”) to its employees. Under the terms of the Plan, employees participating in the Plan would receive additional amounts of retirement and severance benefits. For the year ended December 31, 2003, the Company recorded costs of W831,535 million related to this Plan covering approximately 5,500 employees. The aggregate amounts of normal retirement and severance benefits, previously accrued as retirement and severance benefits liabilities,

KT CORPORATION AND SUBSIDIARIES
Notes to Consolidated Financial Statements — (Continued)
of the employees electing to retire pursuant to this plan amounted to W110,932 million. Substantially all of these costs were paid during the fourth quarter of 2003.
      Selling, general and administrative expenses for the years ended December 31, 2002, 2003 and 2004 are as follows:

	Millions

	2002		2003		2004

Salaries and wages	W	129,186	W	119,987	W	75,397
Compensation expenses (note 29)		1,172		6,966		6,129
Provision for retirement and severance benefits, including early retirement payments (note 17)		17,388		67,469		16,699
Employee benefits		29,351		28,396		24,613
Travel		7,107		5,643		4,969
Communications		28,978		29,682		26,155
Utilities		4,834		4,805		2,693
Taxes and dues		44,597		47,794		44,290
Rent		66,380		55,653		86,107
Depreciation		89,137		87,920		84,334
Amortization		297,187		296,896		224,414
Repairs and maintenance		12,109		5,683		4,299
Automobile maintenance		2,410		1,871		1,856
Commissions and professional fees		268,755		282,253		343,625
Commissions to sales agent		631,964		565,082		940,039
Entertainment		1,051		1,576		1,843
Advertising		213,399		182,466		182,918
Education and training		49,824		44,152		36,232
Research and development		128,808		145,495		162,460
Supplies		9,913		10,099		2,632
Promotion		406,833		376,834		537,927
Provision for doubtful accounts		194,288		363,774		287,073
Other		43,217		27,497		38,306

	W	2,677,888	W	2,757,993	W	3,135,010

(26)	Income Taxes
      (a) The Company is subject to a number of income taxes based upon taxable income which results in the following normal tax rates (including resident tax):

Taxable Earnings	2002-2004	2005 and Thereafter

Up to W100 million	16.5%	14.3%
Over W100 million	29.7%	27.5%
      In December 2003, the Korean government reduced the corporate income tax rate (including resident tax) beginning in 2005. Specifically, effective from January 1, 2005, the income tax rate will be reduced from 29.7% to 27.5%. As a result, a change in deferred income taxes of W33,974 million is charged to income tax expense for the year ended December 31, 2003.

KT CORPORATION AND SUBSIDIARIES
Notes to Consolidated Financial Statements — (Continued)
      The components of income tax expense for the years ended December 31, 2002, 2003 and 2004 are as follows:

	Millions

	2002		2003		2004

Current income tax expense	W	592,322	W	477,337	W	470,925
Deferred income tax expense		149,032		46,294		106,964

Income taxes for the year	W	741,354	W	523,631	W	577,889

      (b) The provision for income taxes calculated using tax rates differs from the actual provision for the years ended December 31, 2002, 2003 and 2004 for the following reasons:

	Millions

	2002		2003		2004

Provision for income taxes at normal tax rate	W	892,546	W	469,575	W	596,684
Tax effect of prior years income tax additional payment (refund)		(1,887)		16,036		280
Tax effect of permanent differences, net		56,955		85,689		39,024
Utilization of loss carryforwards		(44,744)		(40,273)		(32,628)
Investment tax credits		(161,516)		(174,952)		(206,344)
Effect of tax rate change		—		33,974		6,535
Impairment of deferred tax asset		—		133,582		174,338

Income taxes for the year	W	741,354	W	523,631	W	577,889

      The effective tax rates, after adjustments for certain differences between amounts reported for financial accounting and income tax purposes, were approximately 24.7%, 33.1% and 28.8% for the years ended December 31, 2002, 2003 and 2004, respectively.

KT CORPORATION AND SUBSIDIARIES
Notes to Consolidated Financial Statements — (Continued)
      (c) The tax effects of temporary differences that result in significant portions of deferred income tax assets and liabilities as of December 31, 2003 and 2004 are presented below:

	Millions

	2003		2004

Deferred income tax assets:
Retirement and severance benefits	W	9,309	W	8,357
Allowance for doubtful accounts		161,473		149,093
Refundable deposits for telephone installation		20,022		18,157
Equity in losses of affiliates		221,957		352,926
Investment securities		50,469		36,669
Tax credit carryforwards		25,816		61,526
Loss carryforwards		—		22,283
Other, net		90,355		107,347

Total deferred income tax assets		579,401		756,358

Deferred income tax liabilities:
Accumulated depreciation	W	28,166	W	64,708
Accrued interest income		2,257		10,004

Total deferred income tax liabilities		30,423		74,712

Write-off		133,582		307,920

Deferred income tax asset, net	W	415,396	W	373,726

      Following the Company’s acquisition of a controlling financial interest in KTM in July 2000, KTM reassessed its business plan with the Company in KTM’s future business. As part of the revised strategy, KTM’s intent was to seek a merger partner and undertake other operational changes. During December 2000, KTM concluded that it was not likely that it would be able to realize the tax benefit of its loss carryforward and, therefore, wrote off the related deferred tax assets in the amount of W233,496 million as of December 31, 2000 by a charge to deferred income tax expense in 2000.
      In 2001, KTM was merged into KTF with the combined entity operating under the name of KTF. Upon the merger in 2001, the Company recognized a deferred tax asset for the net operating loss of KTM. However, subsequent to the initial realization, the Company provided a valuation allowance as a component of income tax expense for this deferred tax asset due to the uncertainty of realization. As a result of KTM’s operating performance in 2001 as well as a change in tax regulations, KTF was able to utilize KTM’s loss carryforward as a benefit to income tax expense in the amount of W44,744 million in 2002, W40,273 million in 2003 and W33,628 million in 2004. In addition, KTF further reduced its valuation allowance by W13,450 million as of December 31, 2004 for the portion of net operating loss that KTF estimates it will utilize in 2005. As of December 31, 2004, KTF’s remaining loss carryforwards are W131,885 million and will expire during 2005.
      The Company concluded that it was not probable that it would be able to realize the tax benefit of its equity in losses of affiliates within the near future which is construed usually to mean 5 years and, therefore, wrote off the related deferred income tax assets in the amount of W133,582 million and W169,963 million by a charge to deferred income tax expense for the years ended December 31, 2003 and 2004, respectively.
      In addition, in April 2004, KTR was merged into KTN, a subsidiary of KT, and KTN wrote off the deferred tax assets in the amount of W4,375 million.

KT CORPORATION AND SUBSIDIARIES
Notes to Consolidated Financial Statements — (Continued)
      During 2003, the Korea National Tax Service initiated a tax audit of the Company for the periods from 1998 to 2002. In September 2003, the Company received a final notice from the Korea National Tax Service asserting income tax deficiencies. As a result of the tax audit, the Company paid W67,410 million which consisted of W1,639 million of deferred income tax asset and W65,771 million of income tax expense resulting from a change in estimate, respectively, for the year ended December 31, 2003.
      During 2004, the Korea National Tax Service initiated a tax audit with the Company for a stock transaction which took place in 2000. For the year ended December 31, 2004, the Company recognized a deferred income tax asset of W65,294 million and income tax expense resulting from a change in estimate of W943 million, respectively, from the cash payment related to this tax audit.

(27)	Dividends

(a)	Interim dividends
      On July 29, 2004, an interim dividend was declared by the Board of Directors and the Company paid this dividend to common shareholders on August 13, 2004. Dividends relating to each of the year’s earnings based upon the par value of common stock are as follows:

	Rate		Millions

	2003	2004	2003		2004

Dividends paid	—	20.0%	W	—	210,759

      (b) Dividends are generally proposed based on each year’s earnings and are declared and paid in the subsequent year. Dividends relating to each of the following year’s earnings based upon the par value of common stock are as follows:

	Rate			Millions

	2002	2003	2004	2002		2003		2004

Dividends proposed	17.2%	40.0%	40.0%	W	212,887	W	421,517	W	421,518

      Proposed dividends of W421,518 million were not recorded in the 2004 financial statements. They will be recorded upon the approval by the shareholders in 2005.

(28)	Earnings Per Share
      Earnings per share of common stock for the years ended December 31, 2002, 2003 and 2004 are calculated as follows:

(a)	Basic earnings per share

	Millions
	(Except Number of Shares
	and Earnings per Share)

	2002		2003		2004

Net earnings	W	1,946,934	W	821,734	W	1,282,216
Weighted-average number of shares of common stock (in thousands)		259,450		216,106		210,759

Basic earnings per share (in Won)	W	7,504	W	3,802	W	6,084

KT CORPORATION AND SUBSIDIARIES
Notes to Consolidated Financial Statements — (Continued)

(b)	Diluted earnings per share

	Millions
	(Except Number of Shares
	and Earnings per Share)

	2002		2003		2004

Net earnings	W	1,946,934	W	821,734	W	1,282,216
Adjustments:
Interest expense on convertible notes		34,070		51,373		46,662

Net earnings available for common and common equivalent shares		1,981,004		873,107		1,328,878
Weighted-average number of common and common equivalent shares (in thousands)		300,097		263,556		233,270

Diluted earnings per share (in Won)	W	6,601	W	3,313	W	5,697

      Diluted earnings per share are calculated based on the effect of potentially dilutive securities that were outstanding during the year. The denominator for the diluted earnings per share computation is adjusted to include the number of additional common shares that would have been outstanding if the potentially dilutive securities had been converted into common stock. In addition, the numerator is adjusted to include the after-tax amount of interest recognized associated with convertible notes.
      Potentially dilutive securities as of December 31, 2003 and 2004 are as follows:

	No. of Potentially
	Dilutive Shares
	(Thousands)

	2003	2004

Convertible notes (note 15)	45,770	22,511
Stock options (note 29)	616	512
      Stock options were not considered in the determination of diluted earnings per share in 2003 and 2004 because of the anti-dilutive effect on the exercise of stock options.

(29)	Stock Options
      The Company granted stock options to its executive officers and directors in accordance with the stock option plan approved by the Board of Directors. The details of the stock options granted are as follows:

	1st Grant	2nd Grant	3rd Grant

Grant date	2002.12.26	2003. 9.16	2003.12.12
Exercise price (in Won)	70,000	57,000	65,000
Number of shares	371,632	34,200	106,141
Exercise period	2004.12.27,2009.12.26	2005.9.17,2010.9.16	2005.12.13,2010.12.12
Valuation method	Fair value (Black-Scholes model)	Fair value (Black-Scholes model)	Fair value (Black-Scholes model)
      The first grant of stock options consisted of 680,000 shares of common stock, including 220,000 shares under performance condition at the option price of W70,000 per share. However, the number of stock options decreased to 371,632 shares and the total cost of compensation decreased from W10,602 million to W8,311 million because of the resignation of two officers and not achieving performance criteria.

KT CORPORATION AND SUBSIDIARIES
Notes to Consolidated Financial Statements — (Continued)
      The second grant of stock options consisted of 36,400 shares of common stock at the option price of W57,000 per share. However, the number of stock options decreased to 34,200 shares and the total cost of compensation decreased from W453 million to W426 million because of the resignation of an outside director.
      The third grant of stock options consisted of 120,000 shares of common stock, including 40,000 shares under performance condition at the option price of W65,000 per share. As of December 31, 2004, the total shares that are expected to be exercised are 106,141 and the total cost of compensation is W1,160 million.
      The options are fully vested upon completion of two years mandatory service periods starting from the grant dates. The first and third granted option holders can exercise one third of total options annually from 2004 and 2005, respectively. The second granted options holders can exercise total options when the options are vested.
      The Company adopted the fair value method (Black-Scholes model) for the calculation of compensation costs which are amortized to expense over the option vesting periods.
      The valuation assumptions of stock options based on the fair value method under the Black-Scholes model are as follows:

	1st Grant	2nd Grant	3rd Grant

Risk free interest rate	5.46%	4.45%	5.09%
Expected option life	4.5 years to 5.5 years	4.5 years	4.5 years to 5.5 years
Expected volatility	49.07% , 49.90%	34.49%	31.26% , 33.90%
Expected dividend yield ratio	1.10%	1.57%	1.57%
Fair value per option (in Won)	W22,364	W12,443	W10,926
Total compensation cost (in millions)	W8,311	W426	W1,160
      For the year ended December 31, 2004, the Company recognized a compensation benefit of W1,167 million because certain directors left the Company prior to completion of mandatory service periods.
      Changes in the total cost of compensation for the year ended December 31, 2004 are summarized as follows:

	Millions

Adjusted total cost of compensation
Total cost of compensation before adjustment	W	12,215
Cost of compensation — forfeited		(2,318)

		9,897

Accumulated cost recognized in prior periods		(5,479)
Cost recognized for the year
Cost of compensation — forfeited		1,167
Cost of compensation for the year		(4,887)

		(3,720)
Cost to be recognized in future years	W	698

      In addition, KTF and KTP, subsidiaries of KT, granted stock options to its officers and adopted the fair value based method for the calculation of compensation expense which is amortized to expense over the option vesting period. KTF and KTP recognized W2,487 million (accumulated) as capital adjustments as of

KT CORPORATION AND SUBSIDIARIES
Notes to Consolidated Financial Statements — (Continued)
December 31, 2004 and recognized stock option expense of W1,590 million and W2,409 million for the years ended December 31, 2003 and 2004, respectively.

(30)	Segment Information
      The Company has two reportable operating segments — wireline communications and PCS services (including IMT-2000 services). Wireline communications include all services provided to fixed line customers, including internet services, data communication services, wire and other facilities, leased line services and telephone services. Beginning in 2003, the IMT-2000 services operating segment is included within the PCS services operating segment due to the merger between the two separate legal entities, KTF and KTICOM during 2003. In prior years, IMT-2000 services was reported as a separate operating segment. PCS service is a digital wireless telephone system that uses light handsets with a long battery life to communicate via low-power antennas. PCS telephones have the capacity to receive and send data as well as voice transmission. IMT-2000 service is a third-generation, high-capacity wireless communication system that enables subscribers to utilize a full range of mobile multi-media services including video phone and wireless data transmission. The operations of all other entities which fall below the reporting thresholds are included in the “Miscellaneous” segment below, and include entities providing, among others, submarine cable construction and group telephone management.
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
      The Company accounts for intersegment revenues and costs as if the related transactions were with third parties. The adjustments included in “Reconciling Adjustments,” and “Other income (expenses), net” line items include minority interest in earnings of consolidated subsidiaries of W(316,918) million, W(235,695) million and W(148,931) million in 2002, 2003 and 2004, respectively, and elimination of the parent company’s equity in net earnings of KTF and other subsidiaries of W(208,756) million, W(160,161) million and W(91,880) million in 2002, 2003 and 2004, respectively. Reconciling adjustments also include reclassification of amortization of goodwill between the line items “Other income (expenses), net” and “Operating expenses — depreciation and amortization” in the amount of W294,652 million, W294,306 million and W212,210 million in 2002, 2003 and 2004, respectively. Additionally, reconciling adjustments include intersegment eliminations in all line items.

KT CORPORATION AND SUBSIDIARIES
Notes to Consolidated Financial Statements — (Continued)
      The following table provides information for each operating segment as of and for year ended December 31, 2002:

	2002

	Wireline						Reconciling
	Communications		PCS Services		Miscellaneous		Adjustments		Consolidated

					(Millions)
Operating revenues:
External customers	W	11,291,130	W	4,806,875	W	339,417	W	—	W	16,437,422
Intersegment		455,113		552,334		358,745		(1,366,192)		—

		11,746,243		5,359,209		698,162		(1,366,192)		16,437,422
Operating expenses:
Depreciation and amortization		2,714,437		728,845		62,713		291,099		3,797,094
Other		7,200,342		3,841,340		626,417		(1,409,574)		10,258,525

		9,914,779		4,570,185		689,130		(1,118,475)		14,055,619
Operating income (loss)		1,831,464		789,024		9,032		(247,717)		2,381,803
Interest income		53,890		57,976		12,280		(1,028)		123,118
Interest expense		(425,482)		(216,092)		(9,914)		1,028		(650,460)
Other income (expenses), net		1,155,746		(19,710)		(22,779)		(279,430)		833,827

Earnings (loss) before income taxes		2,615,618		611,198		(11,381)		(527,147)		2,688,288
Income taxes		651,801		79,921		11,129		(1,497)		741,354

Net earnings (loss)	W	1,963,817	W	531,277	W	(22,510)	W	(525,650)	W	1,946,934

Total assets	W	21,761,117	W	8,909,766	W	893,828	W	(2,514,565)	W	29,050,146

Capital expenditures	W	2,145,210	W	1,034,693	W	56,722	W	(4,279)	W	3,232,346

KT CORPORATION AND SUBSIDIARIES
Notes to Consolidated Financial Statements — (Continued)
      The following table provides information for each operating segment as of and for year ended December 31, 2003:

	2003

	Wireline						Reconciling
	Communications		PCS Services		Miscellaneous		Adjustments		Consolidated

	(Millions)
Operating revenues:
External customers	W	11,090,939	W	4,520,348	W	456,492	W	—	W	16,067,779
Intersegment		483,610		566,999		462,716		(1,513,325)		—

		11,574,549		5,087,347		919,208		(1,513,325)		16,067,779
Operating expenses:
Depreciation and amortization		2,514,299		849,500		101,874		291,553		3,757,226
Other		7,817,106		3,459,638		775,515		(1,564,142)		10,488,117

		10,331,405		4,309,138		877,389		(1,272,589)		14,245,343
Operating income (loss)		1,243,144		778,209		41,819		(240,736)		1,822,436
Interest income		78,670		34,842		12,046		(10,104)		115,454
Interest expense		(432,200)		(272,992)		(10,452)		10,104		(705,540)
Other income (expenses), net		400,055		(76,937)		(55,685)		(154,418)		113,015

Earnings (loss) before income taxes		1,289,669		463,122		(12,272)		(395,154)		1,345,365
Income taxes		459,603		51,657		11,671		700		523,631

Net earnings (loss)	W	830,066	W	411,465	W	(23,943)	W	(395,854)	W	821,734

Total assets	W	19,573,181	W	7,591,888	W	1,229,309	W	(2,837,703)	W	25,556,675

Capital expenditures	W	2,083,370	W	953,377	W	186,830	W	(14,201)	W	3,209,376

KT CORPORATION AND SUBSIDIARIES
Notes to Consolidated Financial Statements — (Continued)
      The following table provides information for each operating segment as of and for the year ended December 31, 2004:

	2004

	Wireline						Reconciling
	Communications		PCS Services		Miscellaneous		Adjustments		Consolidated

	(Millions)
Operating revenues:
External customers	W	11,315,054	W	5,206,380	W	546,937	W	—	W	17,068,371
Intersegment		535,765		634,890		724,857		(1,895,512)		—

		11,850,819		5,841,270		1,271,794		(1,895,512)		17,068,371
Operating expenses:
Depreciation and amortization		2,361,257		1,090,645		135,583		210,003		3,797,488
Other		7,362,443		4,211,186		1,136,658		(1,919,936)		10,790,351

		9,723,700		5,301,831		1,272,241		(1,709,933)		14,587,839
Operating income (loss)		2,127,119		539,439		(447)		(185,579)		2,480,532
Interest income		102,398		12,691		21,056		(19,420)		116,725
Interest expense		(450,740)		(220,606)		(26,588)		19,420		(678,514)
Other income (expenses), net		20,748		(22,914)		(27,902)		(28,570)		(58,638)

Earnings (loss) before income taxes		1,799,525		308,610		(33,881)		(214,149)		1,860,105
Income taxes		544,003		24,709		9,209		(32)		577,889

Net earnings (loss)	W	1,255,522	W	283,901	W	(43,090)	W	(214,117)	W	1,282,216

Total assets	W	20,114,036	W	7,960,430	W	1,285,758	W	(2,886,992)	W	26,473,232

Capital expenditures	W	1,818,507	W	945,623	W	210,482	W	(3,236)	W	2,971,376

(31) Non-cash Financing and Investing Activities
      Significant non-cash investing activities for the years ended December 31, 2003 and 2004 are summarized as follows:

	Millions

	2003		2004

Change in unrealized gains (losses) on available-for-sale securities	W	(13,045)	W	4,752
Change in unrealized gains (losses) due to the sales of available-for-sale securities		(781,406)		27,844
Available-for-sale securities transferred to treasury stock		730,704		—
Exchange on available-for-sale securities		—		18,798
Construction in progress transferred to property, plant and equipment		2,473,599		2,585,478
(32) Contribution Payments for Research and Development and Donations
      For the years ended December 31, 2002, 2003 and 2004, the Company made contributions of W69,314 million, W63,407 million and W74,413 million, respectively, to the Korean government (Information and Telecommunication Improvement Fund), the Korea Electronic Telecommunication Research Institute (ETRI), and other institutes. In addition, the Company established a labor welfare fund as a

KT CORPORATION AND SUBSIDIARIES
Notes to Consolidated Financial Statements — (Continued)
separate entity and contributed W50,000 million, W100,000 million and W50,000 million for the years ended December 31, 2002, 2003 and 2004, respectively.
(33) Contributions Received for Losses on Universal Telecommunications Services
      Starting on January 1, 2000, all telecommunications service providers must contribute towards the supply of universal telecommunications services in Korea. Telecommunications service providers designated as universal service providers by the MIC are required to provide universal telecommunications services, including local services, local public telephone services, telecommunications services for remote islands and wireless communication services for ships. The Company has been designated a universal service provider. The losses incurred by universal service providers in connection with providing these universal telecommunications services are to be apportioned among the service providers based on their respective annual revenues. For the years ended December 31, 2002, 2003 and 2004, amounts reimbursed to the Company were W113,908 million, W28,539 million and W80,310 million, respectively. As the only universal telecommunication service provider in Korea, the Company incurred estimated contribution costs of W205,910 million, W86,704 million and W120,915 million in 2002, 2003 and 2004, respectively. These costs are subject to review by the MIC before being finalized.
(34) Fourth Quarter Information (Unaudited)
      Operating revenues, operating income, net earnings and basic earnings per share for the three-month periods ended December 31, 2003 and 2004 are as follows:

	Millions
	(Except per Share Data)

	2003		2004

Operating revenues	W	3,977,336	W	4,187,416
Operating income		491,410		430,921
Net earnings		82,516		383,998
Basic earnings per share		382		1,822
(35) Subsequent Events
      As described in note 15, on January 4, 2005, the principal amount of US$1,115 million of convertible notes and US$500 million of bonds with nondetachable warrants was repaid.
      In the second half of 2004, the Fair Trade Commission began an antitrust investigation of the Company into alleged unfair collaborative practices of fixed-line telephone and broadband Internet service providers during the period from 2002 to 2004. Under the Monopoly Regulation and Fair Trade Act, the maximum fine that the Fair Trade Commission may impose upon the Company is up to 5% of revenues derived from unfair collaborative practices during the period in which the unfair collaborative practices were committed. On May 25 2005, the Fair Trade Commission imposed a fine of W116 billion against the Company. Although the Company plans to appeal, the Company has provided for this penalty in its fiscal 2005 consolidated financial statements.
(36) Reconciliation to United States Generally Accepted Accounting Principles
      The consolidated financial statements are prepared in accordance with Korean GAAP which differ in certain respects from accounting principles generally accepted in the United States of America (“U.S. GAAP”). The significant differences between Korean GAAP and U.S. GAAP that affect the Company’s financial statements are described below.

KT CORPORATION AND SUBSIDIARIES
Notes to Consolidated Financial Statements — (Continued)

(a)	Companies Included in Consolidation
      Under Korean GAAP, all majority-owned subsidiaries and entities of which the Company or a controlled subsidiary owns more than 30% of total outstanding voting stock and is the largest stockholder are included in the consolidation. However, U.S. GAAP generally requires that majority-owned subsidiaries be consolidated and that any entity of which the Company owns twenty to fifty percent of total outstanding voting stock not be consolidated; rather that entity should be accounted for under the equity method. The following table shows the Company’s percentage of ownership and carrying value of each of its affiliates that are excluded from consolidation under U.S. GAAP and instead are accounted for under the equity method:

	Percentage of Ownership			Carrying Value (Millions)
	December 31,			December 31,

Entity	2002	2003	2004	2003		2004

Listed:
KTF	40.3	46.9	48.7	1,712,126	(*)	1,678,164
KTSC	36.9	36.9	38.9	23,311		22,710
Unlisted:
KTP	45.4	44.8	44.8	39,148		43,313
      The quoted market values(based on closing Korea Stock Exchange and KOSDAQ prices) of KTF and KTSC shares held by the Company as of December 31, 2004 are W2,214,110 million and W9,524 million respectively.

(*)	As discussed at Note 36(d), for the year ended December 31, 2003, the Company recognized an impairment loss amounting to W789,603 million relating to KTF due to the significant decrease of the quoted market value of KTF.
      In addition, under Korean GAAP, the Company consolidates KTFT (owned 70.8% by KTF) as of December 31, 2004, KTICOM of which KTF owned 87.3% as of December 31, 2002, before being merged into KTF on March 6, 2003. These entities are also accounted for under the equity method under U.S. GAAP.
      Presented below is summarized combined financial information of the above companies in accordance with Korean GAAP as of December 31, 2003 and 2004, and for each of the years in the three-year period ended December 31, 2004.

	Millions

	2003		2004

Current assets	W	1,314,125	W	1,808,900
Other assets		6,628,830		6,558,844

Total assets		7,942,955		8,367,744

Current liabilities		2,464,485		2,516,174
Other liabilities		2,175,495		2,479,817

Total liabilities		4,639,980		4,995,991

Net assets	W	3,302,975	W	3,371,753

	Millions

	2002		2003		2004

Operating revenues	W	5,589,271	W	5,414,326	W	6,352,211
Operating income		791,933		779,982		542,599
Net earnings	W	538,529	W	423,943	W	298,232

KT CORPORATION AND SUBSIDIARIES
Notes to Consolidated Financial Statements — (Continued)

	Millions

	2002		2003		2004

Cash flows from operating activities	W	1,853,459	W	1,016,529	W	1,105,929
Cash flows from investing activities		(1,426,192)		(173,047)		(1,010,857)
Cash flows from financing activities		(590,395)		(1,344,627)		(87,174)

Net increase (decrease) in cash and cash equivalents		(163,128)		(155,051)		7,898
Cash and cash equivalents at beginning of year		363,708		200,580		45,529

Cash and cash equivalents at end of year	W	200,580	W	45,529	W	53,427

      The Company’s proportionate share of U.S. GAAP adjustments of KTF, KTSC, KTFT, KTICOM and KTP are presented in the line item “U.S. GAAP adjustments of equity method affiliates” in the U.S. GAAP reconciliation of net earnings and shareholders’ equity for the applicable periods. Condensed consolidated balance sheets as of December 31, 2003 and 2004, and condensed consolidated income statements and condensed statements of cash flows of the Company under U.S. GAAP for each of the years in three-year period ended December 31, 2004 are presented elsewhere in note 36.

(b)	Debt and Equity Securities
      Under Korean GAAP, non-marketable securities should be classified as available-for-sale and carried at cost or fair value if applicable, with unrealized holding gains and losses reported as a capital adjustment. However, investments in equity securities and limited partnerships that do not have readily determinable fair value are stated at cost. For U.S. GAAP purposes, non-marketable securities are classified as cost method investments and carried at cost.
      For U.S. GAAP purposes, the Company accounts for investments under the provisions of Statement of Financial Accounting Standards (“SFAS”) No. 115, “Accounting for Certain Investments in Debt and Equity Securities.” SFAS No. 115, “Accounting for Certain Investments in Debt and Equity Securities”, requires that marketable equity securities and all debt securities be classified in three categories and accounted for as follows:

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

KT CORPORATION AND SUBSIDIARIES
Notes to Consolidated Financial Statements — (Continued)
      Information under U.S. GAAP with respect to investments under SFAS No. 115, “Accounting for Certain Investments in Debt and Equity Securities”, at December 31, 2003 and 2004 is as follows:

2003

		Gross	Gross
	Cost or	Unrealized	Unrealized
	Amortized	Holding	Holding
	Cost	Gains	Losses	Fair Value

(Millions)
Equity securities
(available-for-sale)	W14,523	W3,170	W481	W17,212
Debt securities
(available-for-sale)	669,838	11,010	12,594	668,254
Debt securities
(held-to-maturity)	12,068	—	—	12,068

	W696,429	W14,180	W13,075	W697,534

2004

		Gross	Gross
	Cost or	Unrealized	Unrealized
	Amortized	Holding	Holding
	Cost	Gains	Losses	Fair Value

(Millions)
Equity securities
(available-for-sale)	W1,776	W—	W511	W1,265
Debt securities
(available-for-sale)	581,721	26,184	—	607,905
Debt securities	13,297	—	—	13,297
(held-to-maturity)

	W596,794	W26,184	W511	W622,467

      In addition, the Company has trading securities of W16,340 million and W6,160 million as of December 31, 2003 and 2004.
      The proceeds from sales of available-for-sale securities were W306,552 million in 2002, W166,281 million in 2003 and W577,616 million in 2004. The gross realized gains (losses) on those sales were W1,128,442 million in 2002, W763,779 million in 2003 and W(6,254) million in 2004. The average-cost method is used to calculate gains or losses from the sale of available-for-sale securities.
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
      In 2003, as described in note 8, the Company sold all of its shares in SK Telecom. As a result of the higher cost basis under U.S. GAAP, an adjustment has been recorded in the net earnings reconciliation to reduce U.S. GAAP net earnings. Subsequent to January 10, 2003, the Company no longer has any shares of SK Telecom.

KT CORPORATION AND SUBSIDIARIES
Notes to Consolidated Financial Statements — (Continued)
      On September 30, 2004, the FASB voted unanimously to delay the effective date of EITF 03-1, “The Meaning of Other-Than-Temporary Impairment and its Application to Certain Investments.” The delay applies to both debt and equity securities and specifically applies to impairments caused by interest rate and sector spreads. In addition, the provisions of EITF 03-1 that have been delayed relate to the requirements that a company declare its intent to hold the security to recovery and designate a recovery period in order to avoid recognizing an other-than-temporary impairment charge through earnings. The FASB will be issuing implementation guidance related to this topic. Once issued, The Company will evaluate the impact of adopting EITF 03-1. The Company has included the disclosure requirements of EITF 03-1 in the following paragraph.
      The following table shows the investments’ gross unrealized losses and fair value, aggregated by investment category and length of time that individual securities have been a continuous unrealized loss position as of December 31, 2003 and 2004:

	2003

	Less than
	12 Months				12 Months or More				Total

	Fair		Unrealized		Fair		Unrealized		Fair		Unrealized
	Value		Losses		Value		Losses		Value		Losses

	(Millions)
Equity-linked notes	W	—	W	—	W	116,248	W	12,594	W	116,248	W	12,594
Common stock		—		—		1,295		481		1,295		481

Total temporarily impaired securities	W	—	W	—	W	117,543	W	13,075	W	117,543	W	13,075

Common stock	W	—	W	—	W	1,265	W	511	W	1,265	W	511

Total temporarily impaired securities	W	—	W	—	W	1,265	W	511	W	1,265	W	511

(c)	Business Combinations
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

(d)	Goodwill Impairment including Investor-level Goodwill
      Under Korean GAAP, goodwill, which represents the excess of the acquisition cost over the fair value of net identifiable assets acquired, is amortized on a straight-line basis over its estimated economic useful life. The useful life of goodwill cannot exceed 40 years. When it is no longer probable that goodwill will be recovered from expected future economic benefits, it is expensed immediately. Also, for investments in affiliated companies accounted for using the equity method, the excess of acquisition cost of the affiliates over the Company’s share of their net assets at the acquisition date is being amortized by the straight-line method over its estimated useful life.

KT CORPORATION AND SUBSIDIARIES
Notes to Consolidated Financial Statements — (Continued)
      Under U.S. GAAP, goodwill and indefinite-lived intangible assets are not amortized, but instead are tested for impairment at least annually. In accordance with SFAS No. 142, “Goodwill and Other Intangible Assets”, goodwill is tested for impairment on an annual basis by comparing the fair value of the Company’s reporting units to their carrying amounts.
      KTF, an equity investee accounted for using the equity method of accounting included in the PCS service segment, was tested for impairment during 2003 because of the significant decrease of the quoted market value of its stock. In 2003, the Company recognized an impairment loss amounting to W789,503 million relating to KTF.
      The changes in the carrying amount of goodwill, including investor-level goodwill for the years ended December 31, 2003 and 2004 are as follows:

Millions

	PCS Service	Miscellaneous	Total

Balance as of January 1, 2003	W755,644	W14	W755,658
Goodwill acquired during the period	—	—	—
Impairment loss	(755,644)	—	(755,644)

Balance as of December 31, 2003	W—	W14	W14

Balance as of January 1, 2004	W—	W14	W14
Goodwill acquired during the period	—	—	—
Impairment loss	—	—	—

Balance as of December 31, 2004	W—	W14	W14

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

KT CORPORATION AND SUBSIDIARIES
Notes to Consolidated Financial Statements — (Continued)
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
      Under U.S. GAAP, the useful lives of property, plant and equipment are summarized as follows:

Estimated Useful Lives

Buildings and structures	5-60 years
Underground access to cable tunnels, and concrete and steel telephone poles	10-40 years
Machinery and equipment	8-10 years
Vehicles	3-5 years
Tools, furniture and fixtures:
Steel safe boxes	20 years
Tools, computer equipment, furniture and fixtures	2-8 years

(g)	Special Depreciation
      Special depreciation was an acceleration of depreciation on certain assets under Korean GAAP. The U.S. GAAP reconciliation reflects the adjustment of special depreciation to a declining balance method, based on the economic useful life of the asset. During 2002, the assets under special depreciation were fully depreciated under U.S. GAAP. Therefore, the adjustment under U.S. GAAP is no longer required in 2003 and 2004.

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

KT CORPORATION AND SUBSIDIARIES
Notes to Consolidated Financial Statements — (Continued)
      Under U.S. GAAP, interest is capitalized in the amount that would have theoretically been avoided had expenditures not been made for assets which require a period of time to get them ready for their intended use. Under U.S. GAAP, details of interest capitalization for the years ended December 31, 2002, 2003 and 2004 are as follows:

	Millions

	2002		2003		2004

Total interest costs incurred	W	488,970	W	443,078	W	467,365
Less amounts charged to expense		461,117		421,609		455,211

Interest capitalized	W	27,853	W	21,469	W	12,154

(i)	Intangible Assets
      Under Korean GAAP, prior to January 1, 2003, pre-operating costs and research costs were expensed as incurred, and development costs and organization costs were deferred and amortized over estimated useful lives provided such costs are recoverable from future earnings. Effective January 1, 2003, the Company adopted Statement of Korea Accounting Standards No. 3 “Intangible Assets”, which requires that organization costs are to be expensed as incurred. In addition, the cumulative effects of organization costs on prior years of this change in accounting method of W1,530 million have been charged to the retained earnings and W2,198 million of minority interest as of January 1, 2003. As allowed by the transition clause of the Statement, prior to January 1, 2003, development costs were not applied to the Statement. All of these costs are expensed as incurred under U.S.GAAP except for capitalized internal software costs. Therefore, accounting for such costs under Korean GAAP is consistent with U.S.GAAP for period after adoption of SKAS No. 3, “Intangible Assets”. The company has capitalized software costs amounting to W10,735 million and W54,921 million and W88,053 million for the years ended December 31, 2002, 2003 and 2004, respectively. The Company did not capitalize any pre-operating or organization costs for the years ended December 31, 2002, 2003 and 2004.
      Identifiable intangible assets as of December 31, 2003 and 2004, are as follows:

	2003

	Gross Carrying				Accumulated
Amortized intangible assets:	Amount		Amortization		Net Amount

	(Millions)
Internal-use software	W	284,523	W	107,028	W	177,495
Buildings and facility utilization rights		103,443		41,630		61,813
Purchased consumer data		946		128		818
Other		16,231		6,254		9,977

Total	W	405,143	W	155,040	W	250,103

	2004

	Gross Carrying		Accumulated
Amortized intangible assets:	Amount		Amortization	Net Amount

	(Millions)
Internal-use software	W	386,343	W150,795	W235,548
Buildings and facility utilization rights		111,796	46,920	64,876
Purchased consumer data		954	137	817
Other		16,572	6,422	10,150

Total	W	515,665	W204,274	W311,391

KT CORPORATION AND SUBSIDIARIES
Notes to Consolidated Financial Statements — (Continued)

Amortization expense:
For the year ended December 31, 2003	W	47,489 million
For the year ended December 31, 2004	W	66,547 million
      Estimated amortization expense:

For Years Ended December 31,	Millions

2005	64,399
2006	60,082
2007	42,869
2008	22,630
2009	15,800
      The weighted-average amortization period of total amortized intangible assets, internal-use software and utilization rights are 9 years, 6 years and 20 years, respectively. The Company has no identifiable intangible assets that are not subject to amortization.

(j)	Bonds with Stock Warrants
      Under Korean GAAP, prior to January 1, 2003, all proceeds received for bonds issued with detachable stock warrants, were recorded as a debt obligation and were not allocated between the debt and stockholders’ equity components. Effective January 1, 2003, the Company adopted Statement of Korea Accounting Standards No. 9, “Convertible Securities”, which requires that the proceeds from the issuance of bonds with detachable stock warrants should be allocated between the debt obligation and the warrants. In accordance with SKAS No. 9, “Convertible Securities”, the new requirements are applicable on a prospective basis to bonds with warrants issued or modified after December 31, 2002.
      Under U.S. GAAP and consistent with SKAS No. 9, “Convertible Securities”, the proceeds from the issuance of bonds with detachable stock warrants should be allocated between the debt obligation and the warrants. The allocations is based on the relative fair values at the date of issuance and the portion of proceeds allocated to the stock warrants is recorded in stockholders’ equity.
      With respect to the bond with detachable stock warrants issued on January 4, 2002 (note 15), proceeds from bonds with detachable stock warrants were not allocated between debt and stockholders’ equity under Korean GAAP. However, under U.S.GAAP, proceeds net of tax of W13,850 million was allocated to the detachable stock warrants included in the stockholders’ equity.

(k)	Revenue Recognition
      Under Korean GAAP, non-refundable service initiation fees for telephone, broadband Internet access, PCS services and leased-line service are recognized as revenue upon receipt.
      Under U.S. GAAP, service installation fees related to activation of ongoing service are deferred and recognized as revenue over the expected estimated terms of customer relationships. The Company defers service installation fees over the expected terms of customer relationship. The expected terms of customer relationships for telephone, broadband Internet access, PCS services and leased-line service are 15 years, 3 years, 4 years and 3 years, respectively. Incremental direct costs related to customer acquisition are expensed as incurred.

(l)	Foreign Currency Transactions
      Under Korean GAAP, prior to January 1, 2003, all unrealized foreign currency translation gains and losses on monetary assets and liabilities, except for amounts included in the cost of property, plant and

KT CORPORATION AND SUBSIDIARIES
Notes to Consolidated Financial Statements — (Continued)
equipment, were included in results of operations. Effective January 1, 2003 the Company adopted Statement of Korea Accounting Standards No. 7, “Capitalization of Financing Costs”. As allowed by the Standard, the Company elected to include all unrealized foreign currency translation gains and losses (including property, plant and equipment) in the results of operations.
      Under U.S. GAAP, all foreign exchange transaction gains and losses (referred to as translation gains and losses under Korean GAAP) are included in the results of operations for the current period and therefore, the amounts included in property, plant and equipment under Korean GAAP are reversed.
      Under Korean GAAP, the convertible notes denominated in a foreign currency are regarded as non-monetary liabilities since they have equity-like characteristics, and the Company does not recognize the associated foreign currency translation gain or loss. In 2004, certain holders of the convertible notes elected their option to redeem the convertible notes and the redeemed portion is regarded as a monetary liability and subject to foreign currency translation as of December 31, 2004.
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
      All equity-linked securities matured during 2004, and the Company does not have any equity-linked securities as of December 31, 2004.

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
      For U.S. GAAP purposes, convertible notes are considered a hybrid instrument with a conversion option embedded in a debt instrument. In accordance with SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities”, the conversion option is separated from the debt instrument and accounted for separately. The conversion option is recorded at fair value with gains and losses included in earnings. The debt instrument has been classified as an available-for-sale debt security and reported at fair value, with unrealized

KT CORPORATION AND SUBSIDIARIES
Notes to Consolidated Financial Statements — (Continued)
gains and losses excluded from earnings and reported as a separate component of stockholders’ equity. Since KTF is treated as an equity method investment under U.S. GAAP, the equity income of affiliate would include the earnings impact of the above accounting.

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
      Under Korean GAAP, recognition of deferred tax benefit from equity in losses of affiliates requires realization of the benefit within near future, which is construed to mean 5 years. The Company does not believe it is probable to realize such benefit within 5 years.
      Under U.S. GAAP, since there is no periodic limitation to realize deferred tax assets from investment in affiliates, the Company believes it is more likely than not that the temporary difference in the investment in affiliates will be realized. Accordingly, the Company has not provided a valuation allowance.

(p)	Minority Interest in Consolidated Subsidiaries
      Under Korean GAAP, minority interests in consolidated subsidiaries are presented for all periods as a component of stockholders’ equity in the consolidated balance sheet.
      Under U.S. GAAP, minority interests in consolidated subsidiaries are not included in stockholders’ equity in the consolidated balance sheet

(q)	Other
      Korean GAAP requires gains and losses from the sale of assets and impairment write-downs to be included as part of “non-operating income (expenses)”. For U.S. GAAP purposes, gains and losses from the sale of assets and impairment write-downs are required to be recorded as a component of “operating income”.

(r)	Comprehensive Income
      Under U.S. GAAP, the Company applies the provisions of SFAS No. 130, “Reporting Comprehensive Income”, which requires the reporting and display of comprehensive income and its components (revenues, expenses, gains and losses). Such presentation is not required under Korean GAAP. Comprehensive income

KT CORPORATION AND SUBSIDIARIES
Notes to Consolidated Financial Statements — (Continued)
for the years ended and accumulated other comprehensive income balances as of December 31, 2002, 2003 and 2004 are summarized as follows:

	Millions

	As of and for the Years Ended December 31,

					2004
	2002		2003	2004	(Note 3)

Net earnings as adjusted in accordance with U.S. GAAP	W	1,556,262	W395,443	W1,404,616	$1,357.0
Other comprehensive income, net of taxes:
Foreign currency translation adjustments		(1,339)	2,087	3,012	2.9
Unrealized gains (losses) on investments:
Unrealized holding gains (losses) net of tax of, W(54,057) million, W6,215 million and W3,842 million in 2002, 2003 and 2004, respectively		(127,952)	10,276	10,128	9.8
Less: reclassification adjustment, net of tax of, (W396,319) million, (W226,842) million and W1,997 million in 2002, 2003 and 2004, respectively		(938,090)	(536,936)	4,257	4.1

Comprehensive income (loss) as adjusted in accordance with U.S. GAAP	W	488,881	W(129,130)	W1,422,013	$1,373.8

Accumulated other comprehensive income (loss) balances:
Foreign currency translation adjustments	W	(7,946)	W(5,859)	W(2,847)	$(2.7)
Unrealized gains on investments		527,840	1,180	15,565	15.0

	W	519,894	W(4,679)	W12,718	$12.3

(s)	Statement of Cash Flows
      Statements of cash flows under Korean GAAP include the cash flows of KTF, KTFT, KTSC and KTP, which are accounted for under the equity method under U.S. GAAP.
      Under Korean GAAP, cash flows from trading securities is included in investing activities, and refundable deposits for telephone installation, guarantee and leasehold deposits and acquisition of additional equity interest in consolidated subsidiaries are included in financing activities. For U.S. GAAP purposes, cash flows from trading securities and, refundable deposits for telephone installation and guarantee and leasehold deposits are included in operating activities and cash flows from acquisition of additional equity interest are included in investing activities.

(t)	Recent Changes in U.S. GAAP
      In December 2004, the FASB issued FASB Statement No. 151, Inventory Costs, which clarifies the accounting for abnormal amounts of idle facility expense, freight, handling cost, and wasted material (spoilage). Under this Statement, such items will be recognized as current-period charges. In addition, the Statement requires that allocation of fixed production overheads to the costs of conversion be based on the normal capacity of the production facilities. This Statement will be effective for the Company for inventory costs incurred on or after January 1, 2006. The Company believes that the adoption of this statement will not have significant impact on its financial position or operating results.

KT CORPORATION AND SUBSIDIARIES
Notes to Consolidated Financial Statements — (Continued)
      In December 2003, FASB Statement No. 132 (revised), “Employers’ Disclosures about Pensions and Other Postretirement Benefits”, was issued. Statement 132 (revised) prescribes employers’ disclosures about pension plans and other postretirement benefit plans; it does not change the measurement or recognition of those plans. The Statement retains and revises the disclosure requirements contained in the original Statement 132. It also requires additional disclosures about the assets, obligations, cash flows, and net periodic benefit cost of defined benefit pension plans and other postretirement benefit plans. The new annual disclosure requirements became effective for the Company as of the year ended December 31, 2004. The Company’s disclosures in note 36 (x) incorporate the requirements of Statement 132 (revised).
      In March 2005, FASB issued FIN No. 47 (“FIN 47) “Accounting for Conditional Asset Retirement Obligations — an interpretation of FASB Statement No. 143”. FIN 47 provides guidance relating to the identification of and financial reporting for legal obligations to perform an asset retirement activity. FIN 47 requires recognition of a liability for the fair value of a conditional asset retirement obligation when incurred if the liability’s fair value can be reasonably estimated. FIN 47 is effective for fiscal years ending after December 15, 2005. Based on its preliminary assessment, the Company does not believe that the adoption of FIN 47 will have a material impact on its results of operations or financial position.

(u)	Impact on Reconciliation of Adoption of Statement of Korean Accounting Standards
      As described in note 2, the Korean Accounting Standards Board (“KASB”) has published a series of Statements of Korean Accounting Standards (“SKAS”), which will gradually replace the existing financial accounting standards, established by the Korea Financial Supervisory Board. Effective January 1, 2003, the Company adopted SKAS No. 2 “Interim Financial Reports”, No. 4 “Revenue Recognition”, No. 5 “Tangible Assets”. Effective January 1, 2004, the Company adopted No. 10 “Inventories”, No. 12 “Construction-Type Contracts” and No. 13 “Troubled Debt Restructuring”. The adoption of these standards did not have any impact on net income, stockholders’ equity or balance sheet classification under Korean GAAP as those standards mainly clarified existing standards.
      Effective January 1, 2003, the Company adopted the following Korean GAAP standards which had an impact on the U.S. GAAP reconciliation:
      The impact of adopting SKAS No. 3 “Intangible Assets” on the reconciliation to U.S. GAAP in 2003 and 2004 is described in footnote 36 (i).
      SKAS No. 6 “Subsequent Events after the Balance Sheet Date” requires that dividends not be recorded until approved by the shareholders. Any such adjustment under this standard would be recorded retroactively. As a result, the Company retroactively adjusted stockholders’ equity as of January 1, 2002 and December 31, 2002 by W226,272 million and W212,887 million, respectively. These amounts represent the dividends recorded as a payable as of January 1, 2002 and December 31, 2002 but not yet approved by the shareholders. Under U.S. GAAP in 2001 and 2002, the Company did not record dividends until approved by the shareholders. Accordingly, these amounts were in the U.S. GAAP reconciliation of stockholders’ equity in 2002. After adoption of SKAS No. 6 “Subsequent Events after the Balance Sheet Date”, U.S. and Korean GAAP are the same related to the recording of dividends.
      The impact of adopting SKAS No. 7 “Capitalization of Financing Costs” on the reconciliation to U.S. GAAP in 2002 is described in footnote 36 (h).
      As described in footnote 36 (b), SKAS No. 8, “Investments in Securities” is similar to existing U.S. GAAP (primarily SFAS No. 115, “Accounting for Certain Investments in Debt and Equity Securities”). Prior to adoption of SKAS No. 8, “Investments in Securities”, Korean GAAP generally required that the Company classify equity and debt securities as non-current assets.

KT CORPORATION AND SUBSIDIARIES
Notes to Consolidated Financial Statements — (Continued)
      The impact of adopting SKAS No. 9 “Convertible Securities” on the reconciliation to U.S. GAAP in 2002 is described in footnote 36 (j) and 36 (n).

(v)	U.S. GAAP Reconciliations
      The effects of the significant adjustments to net earnings and stockholders’ equity which would be required if U.S. GAAP were to be applied instead of Korean GAAP are summarized as follows:

	Millions

	Years Ended December 31,

							2004
	2002		2003		2004		(Note 3)

Net earnings in accordance with Korean GAAP	W	1,946,934	W	821,734	W	1,282,216	$1,238.7
Adjustments:
Intangible assets		7,424		10,264		3,767	3.6
Special depreciation		(189)		—		—	—
Depreciation		(85,008)		(135,905)		(71,534)	(69.1)
Equity in earnings of equity method affiliates
Reversal of goodwill amortization		130,113		130,113		130,113	125.7
Different useful life of intangibles		7,807		7,807		22,682	21.9
Additional acquisitions of equity investees		(12,506)		(40,591)		(48,631)	(47.0)
Impairment loss relating to equity investee		(663,345)		(789,503)		—	—
Goodwill impairment		(12,947)		—		—	—
U.S. GAAP adjustments of equity method affiliates		24,528		33,171		(4,737)	(4.6)
Interest capitalization (including related depreciation), net		24,608		54,089		27,487	26.6
Capitalized foreign exchange transactions, net		5,879		5,859		2,133	2.1
Foreign currency translation of convertible notes		139,730		(6,426)		(130,247)	(125.8)
Service installation fees		(17,528)		20,729		8,059	7.8
Reversal of gain on disposition of investment		(25,256)		(17,628)		—	—
Equity-linked securities		(25,095)		3,613		21,482	20.8
Convertible notes of KTF		(14,427)		(9,810)		1,106	1.1
Bonds with stock warrants		(7,435)		(6,043)		(6,376)	(6.2)
Deferred income tax — methodology difference		—		133,582		172,982	167.1
Deferred income tax effects of U.S. GAAP adjustments		132,975		180,388		(5,886)	(5.7)

		(390,672)		(426,291)		122,400	118.3

Net earnings as adjusted in accordance with U.S. GAAP	W	1,556,262	W	395,443	W	1,404,616	$1,357.0

KT CORPORATION AND SUBSIDIARIES
Notes to Consolidated Financial Statements — (Continued)

	Millions, Except per Share Data

	Years Ended December 31,

							2004
	2002		2003		2004		(Note 3)

Net earnings as adjusted in accordance with U.S. GAAP	W	1,556,262	W	395,443	W	1,404,616	$1,357.0

Basic earnings per share in accordance with U.S. GAAP	W	5,997	W	1,830	W	6,663	$6.44

Diluted earnings per share in accordance with U.S. GAAP	W	4,972	W	1,655	W	6,215	$6.00

Dividend per share in accordance with U.S. GAAP	W	720	W	860	W	3,000	$2.90

      The following table sets forth the computation of basic and diluted earnings per share:

	Millions, Except per Share Data

	Years Ended December 31,

							2004
	2002		2003		2004		(Note 3)

Net earnings available to common shareholders	W	1,556,262	W	395,443	W	1,404,616	$1,357.0
Dilutive effect of convertible notes		(64,161)		3,431		45,452	43.9

		1,492,101		398,874		1,450,068	1,400.9

Weighted average outstanding shares of common stock		259.5		216.1		210.8
Dilutive effect of convertible notes		40.6		25.2		22.5

Common stock and common stock equivalents		300.1		241.3		233.3

Basic earnings per share in accordance with U.S. GAAP	W	5,997	W	1,830	W	6,663	$6.44

Diluted earnings per share in accordance with U.S. GAAP	W	4,972	W	1,653	W	6,215	$6.00

      Basic earnings per share is computed on the basis of the weighted-average number of common shares outstanding. Diluted earnings per share is computed on the basis of the weighted-average number of common shares outstanding plus the effect of outstanding convertible notes using the “if-converted method”. The denominator of the diluted earnings per share computation is adjusted to include the number of additional common shares that would have been outstanding had the dilutive potential common stock been issued. In addition, the numerator is adjusted to include the after-tax amount of interest and foreign currency translation gain (loss) recognized associated with the convertible notes. Bonds with warrants and stock options were not considered when calculating diluted earnings per share because the exercise price of the warrants and stock options was greater than the average market price of the shares and, therefore, the effect would have been antidilutive.

KT CORPORATION AND SUBSIDIARIES
Notes to Consolidated Financial Statements — (Continued)

	Millions

	Years Ended December 31,

					2004
	2003		2004		(Note 3)

Stockholders’ equity in accordance with Korean GAAP	W	8,396,620	W	9,026,380	$8,720.4
Adjustments:
Intangible assets		(5,701)		(1,934)	(1.9)
Depreciation		(16,474)		(88,008)	(85.0)
Equity in earnings of equity method affiliates:
Reversal of goodwill amortization		260,226		390,339	377.1
Different useful life of intangibles		96,449		119,131	115.1
Additional acquisitions of equity investees		352,650		304,972	294.6
Impairment loss relating to equity investee		(1,452,848)		(1,452,848)	(1,403.6)
Goodwill impairment		(12,947)		(12,947)	(12.5)
U.S. GAAP adjustments of equity method affiliates		46,129		46,517	44.9
Interest capitalization, net		(55,629)		(28,142)	(27.2)
Capitalized foreign exchange transactions, net		(5,280)		(3,147)	(3.0)
Foreign currency translation of convertible notes		133,304		3,057	3.0
Deferred service installation fees		(521,897)		(513,838)	(496.4)
Bonds with stock warrants		6,376		—	—
Deferred tax effects of U.S. GAAP adjustments		385,303		379,417	366.5
Deferred tax-methodology difference		133,582		306,564	296.1
Deferred income taxes on investment securities		(65)		(5,904)	(5.7)
Minority interests		(1,849,303)		(1,809,577)	(1,748.2)

		(2,506,125)		(2,366,348)	(2,286.2)

Stockholders’ equity as adjusted in accordance with U.S. GAAP	W	5,890,495	W	6,660,032	$6,434.2

KT CORPORATION AND SUBSIDIARIES
Notes to Consolidated Financial Statements — (Continued)

(w)	Condensed Consolidated U.S. GAAP Financial Information
      Consolidated balance sheets in accordance with U.S. GAAP as of December 31, 2003 and 2004 are summarized as follows:

	Millions

					2004
	2003		2004		(Note 3)

ASSETS
Current assets
Notes and accounts receivable — trade	W	1,878,179	W	1,682,923	$1,625.9
Other current assets		1,845,458		4,089,151	3,950.5

Total current assets		3,723,637		5,772,074	5,576.4
Investments		2,501,212		1,957,154	1,890.8
Property, plant and equipment, net		11,515,315		10,846,328	10,478.5
Other assets		1,791,955		1,808,176	1,746.8

	W	19,532,119	W	20,383,732	$19,692.5

	Millions

					2004
	2003		2004		(Note 3)

LIABILITIES
Current liabilities
Notes and accounts payable — trade	W	925,567	W	745,341	$720.1
Other current liabilities		2,897,098		5,789,425	5,593.1

Total current liabilities		3,822,665		6,534,766	6,313.2
Long-term debt, excluding current portion		7,669,463		5,160,254	4,985.3
Other long-term liabilities		2,059,782		1,947,202	1,881.2

Total liabilities		13,551,910		13,642,222	13,179.7

Minority interest in consolidated subsidiaries		89,714		81,478	78.6

Stockholders’ equity		5,890,495		6,660,032	6,434.2

	W	9,532,119	W	20,383,732	$19,692.5

KT CORPORATION AND SUBSIDIARIES
Notes to Consolidated Financial Statements — (Continued)
      Condensed consolidated income statements in accordance with U.S. GAAP for the years ended December 31, 2002, 2003 and 2004 are summarized as follows:

	Millions

	Years Ended December 31,

							2004
	2002		2003		2004		(Note 3)

Operating revenues	W	11,507,729	W	11,776,189	W	12,240,151	$11,825.1
Cost of services		8,862,201		9,467,818		8,932,097	8,629.2

Gross profit		2,645,528		2,308,371		3,308,054	3,195.9

Selling, general and administration expenses		813,124		1,166,197		1,306,068	1,261.8
Other operating income (expense), net		27,676		24,486		(58,339)	(56.3)

Operating income		1,860,080		1,166,660		1,943,647	1,877.8
Gain on disposition of available-for-sale securities		1,151,353		752,117		5,821	5.6
Impairment loss of equity method affiliates		(663,345)		(789,503)		(37,030)	(35.8)
Foreign currency translation gain, net		236,047		3,674		395,542	382.1
Other expense, net		(511,453)		(519,959)		(518,190)	(500.6)

Earnings before income tax and minority interest		2,072,682		612,989		1,789,790	1,729.1
Income tax		519,642		217,568		386,934	373.8

Earnings before minority interest		1,553,040		395,421		1,402,856	1,355.3

Minority interest in losses of consolidated subsidiaries		3,222		22		1,760	1.7

Net earnings	W	1,556,262	W	395,443	W	1,404,616	$1,357.0

      Changes in consolidated stockholders’ equity in accordance with U.S. GAAP for the years ended December 31, 2002, 2003 and 2004 are as follows:

	Millions

							2004
	2002		2003		2004		(Note 3)

Beginning of year	W	11,189,176	W	7,270,245	W	5,890,495	$5,690.7
Net earnings		1,556,262		395,443		1,404,616	1,357.0
Foreign currency translation adjustments		(1,339)		2,087		3,012	2.9
Unrealized earning (losses) on investments, net of tax		(1,066,042)		(526,660)		14,385	13.9
Treasury stock		(4,188,435)		(1,048,872)		30	—
Dividends		(224,054)		(212,887)		(632,276)	(610.8)
Other, net of tax of W5,182 million and W(4,019) million in 2003 and 2004, respectively		4,677		11,139		(20,230)	(19.5)

End of year	W	7,270,245	W	5,890,495	W	6,660,032	$6,434.2

KT CORPORATION AND SUBSIDIARIES
Notes to Consolidated Financial Statements — (Continued)
      Condensed consolidated statements of cash flows in accordance with U.S. GAAP for the years ended December 31, 2002, 2003 and 2004, respectively, are set out below:

	Millions

							2004
	2002		2003		2004		(Note 3)

Cash flows from operating activities:
Net earnings	W	1,556,262	W	395,443	W	1,404,616	$1,357.0
Adjustments to reconcile net earnings to net cash provided by operating activities:
Depreciation and amortization		2,772,281		2,683,464		2,505,800	2,420.8
Provision for doubtful accounts		170,250		305,652		249,884	241.4
Loss on disposition of property, plant and equipment		84,696		52,326		89,456	86.4
Equity in losses (gains) of affiliates including intangible assets amortization		(51,519)		5,000		19,531	18.9
Deferred income tax expense (benefit)		22,220		(240,922)		(107,417)	(103.8)
Gain on disposition of available-for-sale securities		(1,151,353)		(752,117)		(5,821)	(5.6)
Impairment losses of equity method affiliates		663,345		789,503		37,030	35.8
Foreign currency translation gain, net		(236,047)		(3,674)		(395,542)	(382.1)
Changes in assets and liabilities:
Notes and accounts receivable — trade		(334,046)		(287,510)		34,128	33.0
Inventories		(174,806)		(151,198)		57,850	55.9
Notes and accounts payable — trade		(1,130)		46,684		(133,327)	(128.8)
Advance receipts from customers		7,500		(21,897)		11,077	10.7
Income taxes payable		237,475		(229,368)		72,917	70.4
Prepaid expenses		(2,275)		(3,612)		(8,924)	(8.6)
Withholdings		(109,025)		2,657		(11,219)	(10.8)
Accrued expenses		(15,056)		(52,181)		2,899	2.8
Accounts payable-other		341,357		154,646		(37,091)	(35.8)
Refundable deposits of telephone installation		(749,546)		(307,026)		(140,720)	(135.9)
Retirement and severance benefits		223,875		43,464		183,138	176.9
Other, net		(281,057)		(255,463)		(214,827)	(207.6)

Net cash provided by operating activities		2,973,401		2,173,871		3,613,438	3,491.0

KT CORPORATION AND SUBSIDIARIES
Notes to Consolidated Financial Statements — (Continued)

	Millions

							2004
	2002		2003		2004		(Note 3)

Cash flows from investing activities:
Additions to property, plant and equipment		(2,187,075)		(2,219,902)		(1,966,224)	(1,899.5)
Proceeds from sale of property, plant and equipment		45,605		115,914		106,487	102.9
Decrease (increase) in short-term financial instruments		(71,720)		198,724		(911,223)	(880.3)
Proceeds from the sale of available-for-sale securities		306,552		166,281		577,616	558.0
Proceeds from the sale of equity security of affiliates		553,921		18,401		46,877	45.3
Proceeds from maturity on held-to-maturity securities		9,994		218		17,985	17.4
Purchases of available-for-sale securities		(540,331)		(312,881)		(492,696)	(476.0)
Purchases of equity security of affiliates		—		(483,886)		—	—
Purchases of held-to-maturity securities		(392)		(11,412)		(3,075)	(3.0)
Decrease (increase) in accounts receivable — other		(27,149)		527,954		(865)	(0.8)
Other, net		(728,116)		346,670		18,164	17.5

Net cash used in investing activities		(2,638,711)		(1,653,919)		(2,606,954)	(2,518.5)

Cash flows from financing activities:
Payment of dividends		(224,955)		(213,308)		(633,171)	(611.7)
Increase (decrease) in short-term borrowings, net		81,702		(237,621)		(211,410)	(204.2)
Repayments of long-term debt		(1,391,816)		(1,150,639)		(1,117,240)	(1,079.4)
Proceeds from long-term debt		4,675,158		1,282,661		1,944,080	1,878.2
Acquisition of treasury stock		(3,401,186)		(412,247)		—	—
Other, net		7,219		40,432		(1,580)	(1.5)

Net cash used in financing activities		(253,878)		(690,722)		(19,321)	(18.6)

Increase (decrease) in cash and cash equivalents		80,812		(170,770)		987,163	953.9
Cash and cash equivalents at beginning of year		805,297		886,109		715,339	691.1

Cash and cash equivalents at end of year	W	886,109	W	715,339	W	1,702,502	$1,645.0

Supplemental schedule
Interest payment		391,728		437,195		454,983	439.6
Income tax payment		288,316		670,674		419,596	405.4
Non-cash investing and financing activities*	W	786,666	W	730,704	W	—	$—

*	The Company financed W786,666 million and W730,704 million of its purchase of treasury stock in 2002 and in 2003, respectively, through the transfer of shares of SK Telecom which the Company previously held as available-for-sale securities.

(x)	Additional U.S. GAAP Disclosures
      The Company is subject to a number of income taxes based upon earnings which result from the application of a statutory corporate income tax rate (including resident tax) of approximately 29.7% for the years ended December 31 2004, 2003 and 2002.

KT CORPORATION AND SUBSIDIARIES
Notes to Consolidated Financial Statements — (Continued)
      In December 2003, the Korean government reduced the corporate income tax rate (including resident tax) beginning in 2005. Specifically, effective from January 1, 2005, the income tax rate will be reduced from 29.7% to 27.5%. As a result, a change in deferred income taxes of W64,820 million and W865 million is charged to income tax expense for the year ended December 31, 2003 and 2004, respectively.
      The components of income tax expense for the years ended December 31, 2002, 2003 and 2004 are as follows:

	Millions

						2004
	2002	2003		2004		(Note 3)

Current income tax expense	W497,422	W	458,490	W	494,351	$477.6
Deferred income net expense (benefit)	22,220		(240,922)		(107,417)	(103.8)

Income tax expense	W519,642	W	217,568	W	386,934	$373.8

      Substantially all pretax income and related income tax expense (benefit) is attributable to domestic operations. The provision for income taxes using statutory tax rates differs from the actual provision for the years ended December 31, 2002, 2003 and 2004 for the following reasons:

	Millions

							2004
	2002		2003		2004		(Note 3)

Provision for income taxes at statutory tax rates	W	615,587	W	182,058	W	531,078	$513.1
Prior years income tax additional payment (refund)		(6,354)		61,928		2,105	2.0
Nondeductible expenses		60,990		66,748		29,698	28.7
Nontaxable income		(9,251)		(5,945)		(1,844)	(1.8)
Investment tax credits		(141,330)		(152,041)		(174,968)	(169.0)
Effect of tax rate change		—		64,820		865	0.8

Actual provision for income taxes	W	519,642	W	217,568	W	386,934	$373.8

      The effective tax rates after adjustments of certain differences between amounts reported for financial accounting and income tax purpose, were approximately 25.1%, 35.5% and 21.6% for the years ended December 31, 2002, 2003 and 2004, respectively.

KT CORPORATION AND SUBSIDIARIES
Notes to Consolidated Financial Statements — (Continued)
      The tax effects of temporary differences that resulted in significant portions of the deferred tax assets and liabilities at December 31, 2003 and 2004, computed under U.S. GAAP, and a description of financial statement items that created these differences are as follows:

	Millions

	Years Ended December 31,

					2004
	2003		2004		(Note 3)

Deferred tax assets
Accrual for retirement and severance benefits	W	3,207	W	2,076	$2.0
Allowance for doubtful accounts		122,880		129,825	125.4
Refundable deposits for telephone installation		20,022		18,157	17.5
Investment securities		27,417		20,481	19.8
Inventories		479		5,444	5.3
Intangible assets		1,568		532	0.5
Unearned income		143,522		141,305	136.5
Equity securities of affiliates		488,375		553,182	534.4
Tax credit carryforwards		—		34,393	33.2
Other		24,762		69,571	67.2

Total deferred tax assets		832,232		974,966	941.8

Deferred tax liabilities
Investment securities		(65)		(5,904)	(5.7)
Property, plant and equipment		(8,732)		(32,634)	(31.5)
Accrued interest income		(2,171)		(9,567)	(9.2)

Total deferred tax liabilities		(10,968)		(48,105)	(46.4)

Net deferred tax assets	W	821,264	W	926,861	$895.4

      In 2004, the Company was eligible for investment tax credit amount of W174,968 million. However, due to the minimum tax provisions, the Company utilized W140,575 million out of total W174,968 million. The remaining tax credit will expire in 2009. During 2004, the Company concluded that the remaining tax credit was probable of realization in the future based on future taxable income estimates. As a result, the Company recorded an income tax benefit of W34,393 million of the tax credit.
      In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies in making this assessment. Based upon the level of historical taxable income and projections for future taxable income over the periods which the deferred tax assets are deductible, management believes that it is more likely than not the Company will realize the benefits of these deductible differences and tax carryforwards.

KT CORPORATION AND SUBSIDIARIES
Notes to Consolidated Financial Statements — (Continued)
      Gross and net property, plant and equipment under U.S. GAAP at December 31, 2003 and 2004 are summarized as follows:

	Millions

	Years Ended December 31,

					2004
	2003		2004		(Note 3)

Gross property, plant and equipment	W	34,695,320	W	34,774,357	$33,595.2
Accumulated depreciation		23,180,005		23,928,029	23,116.7

Net property, plant and equipment	W	11,515,315	W	10,846,328	$10,478.5

      The Company expects to pay the following future benefits to its employees upon their normal retirement age:

For Years Ended December 31,	Millions

2005	W1,573
2006	1,719
2007	2,716
2008	5,049
2009	6,821
2010-2014	129,827
      The above amounts were determined based on the employees’ current salary rates and the number of service years that will be accumulated upon their retirement date. These amounts do not include amounts that might be paid to employees that will cease working with the Company before their normal retirement age.
      Concentration — Collective Bargaining Agreement with Employees.
      As of December 31, 2004, a majority of the Company’s labor force is subject to a collective bargaining agreement. This agreement expires on August 7, 2005.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Shareholders and Board of Directors of
KT Freetel Co., Ltd.:
      We have audited the accompanying consolidated balance sheets of KT Freetel Co., Ltd. (“KT Freetel”) and its subsidiaries (collectively referred to as the “Company”) as of December 31, 2003 and 2004, and the related consolidated statements of income, changes in shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2004, all expressed in Korean won. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We did not audit the financial statements of KT ICOM Co., Ltd. (“KT ICOM”) as of and for the year ended December 31, 2002, which reflect 23 percent of the total consolidated assets as of December 31, 2002. Those financial statements were audited by other auditors whose report has been furnished to us, and our opinion, insofar as it relates to the amounts included for KT ICOM, is based solely on the report of the other auditors.
      We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
      In our opinion, based on our audits and the report of other auditors, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2003 and 2004, and the results of its operations, the changes in its shareholders’ equity and its cash flows for each of the three years in the period ended December 31, 2004 in conformity with financial accounting standards in the Republic of Korea.
      Our audits also comprehended the translation of Korean won amounts into U.S. dollar amounts and, in our opinion, such translation has been made in conformity with the basis stated in Note 2. Such U.S. dollar amounts are presented solely for the convenience of readers in the United States of America.
      As explained in Note 24, effective March 6, 2003, KT ICOM, a former affiliate, was merged into KT Freetel. In connection with the merger, KT ICOM transferred to KT Freetel its net assets of W1,818,604 million at book value as shown in the consolidated financial statements of KT Corporation, the parent company. As a result of the merger, the investment securities of KT ICOM accounted for using the equity method of W1,590,360 million were eliminated, and common shares at par value of W35,412 million was issued to KT ICOM’s shareholders. The difference between the carrying value of the investment securities and the value of net assets transferred amounting to W228,244 million, less common shares issued at par value of W35,412 million and the issuance cost of W177 million, was recorded as paid-in capital in excess of par value.
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
Deloitte HanaAnjin LLC
Seoul, Korea
March 25, 2005

KT FREETEL CO., LTD. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
AS OF DECEMBER 31, 2003 AND 2004

			Translation into
	Korean Won		U.S. Dollars (Note 2)

	2003	2004	2004

			(In thousands)
	(In millions)
ASSETS
CURRENT ASSETS:
Cash and cash equivalents (Note 18)	W20,424	W30,941	$29,892
Short-term investment securities (Note 6)	7,788	6,551	6,329
Trade accounts and notes receivable, net of allowance for doubtful accounts of W163,016 million in 2003 and W140,561 million in 2004, and net of discount on present value of W5,145 million in 2004 (Notes 2, 4, 18 and 20)	831,487	1,185,079	1,144,893
Accounts receivable-other, net of allowance for doubtful accounts of W4,714 million in 2003 and W2,577 million in 2004 (Notes 2 and 20)	67,549	97,658	94,346
Prepaid expenses	13,490	11,320	10,936
Inventories, net of allowance of W1,681 million in 2004	192,165	257,802	249,060
Short-term loans (Note 5)	7,915	20,196	19,511
Other current assets	18,950	31,437	30,371

	1,159,768	1,640,984	1,585,338

NON-CURRENT ASSETS:
Long-term financial instruments (Note 3)	52	25	24
Long-term investment securities (Note 7)	175,779	144,967	140,051
Investment securities using the equity method (Note 8)	3,178	—	—
Long–term trade accounts and notes receivable, net of discount on present value of W6,336 million in 2004 (Note 2)	—	83,046	80,230
Long-term loans (Notes 5 and 18)	51,191	37,879	36,595
Guarantee deposits, net of allowance for doubtful accounts of W4,989 million in 2003 and W2,012 million 2004	239,111	210,030	202,908
Deferred income tax assets (Note 17)	97,464	114,444	110,563
Property and equipment, net (Notes 9 and 11)	4,685,914	4,613,488	4,457,046
Intangibles (Note 10)	1,239,633	1,153,903	1,114,774
Other non-current assets	8,752	11,292	10,909

	6,501,074	6,369,074	6,013,025

Total Assets	W7,660,842	W8,010,058	$7,738,438

(continued)

KT FREETEL CO., LTD. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS (CONTINUED)
AS OF DECEMBER 31, 2003 AND 2004

					Translation into
	Korean Won				U.S. Dollars (Note 2)

	2003		2004		2004

					(In thousands)
	(In millions)
LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES:
Short-term borrowings (Note 12)	W	293,339	W	326,286	$315,222
Trade accounts and notes payable (Notes 18 and 20)		209,323		202,663	195,791
Current portion of long-term debt, net of discount on debentures of W 4,997 million in 2003 and W565 million in 2004 and addition of accrued interest of W 17,013 million in 2004 (Notes 12 and 13)		1,050,812		1,036,370	1,001,227
Accounts payable-other (Notes 18 and 20)		584,177		517,754	500,197
Accrued expenses		113,445		145,661	140,721
Withholdings		75,037		124,586	120,361
Income tax payable		34,342		26,214	25,325
Other current liabilities		16,495		28,422	27,458

		2,376,970		2,407,956	2,326,302

LONG-TERM LIABILITIES:
Debentures, net (Note 13)		1,579,953		1,819,182	1,757,494
Long-term accounts payable-other, net (Note 15)		518,761		538,207	519,957
Accrued severance indemnities, net (Note 2)		32,740		37,517	36,245
Other long-term liabilities		9,380		17,047	16,469

		2,140,834		2,411,953	2,330,165

Total Liabilities		4,517,804		4,819,909	4,656,467

SHAREHOLDERS’ EQUITY:
Common stock (Note 16)		955,702		955,702	923,294
Capital surplus		1,327,625		1,324,536	1,279,621
Retained earnings		945,501		985,573	952,152
Capital adjustments:					—
Treasury stock (Note 16)		(97,587)		(93,798)	(90,617)
Loss on disposal of treasury stock		(1,535)		—	—
Gain on valuation of available-for-sale securities (Notes 6 and 7)		7,377		5,031	4,860
Stock compensation (Note 16)		2,655		5,064	4,893
Minority interests		3,300		8,041	7,768

Total Shareholders’ Equity		3,143,038		3,190,149	3,081,971

Total Liabilities and Shareholders’ Equity	W	7,660,842	W	8,010,058	$7,738,438

See accompanying notes to consolidated financial statements.

KT FREETEL CO., LTD. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME
FOR THE YEARS ENDED DECEMBER 31, 2002, 2003 AND 2004

							Translation into
	Korean Won						U.S. Dollars (Note 2)

	2002		2003		2004		2004

							(In thousands, except
	(In millions, except per share amounts)						per share amounts)
OPERATING REVENUE (Notes 19, 20 and 22)	W	5,320,028	W	5,123,612	W	5,942,892	$5,741,370
OPERATING EXPENSES (Notes 19 and 20)		4,475,837		4,341,960		5,402,745	5,219,539

OPERATING INCOME		844,191		781,652		540,147	521,831

OTHER INCOME (EXPENSES), NET:
Interest income		17,950		24,502		12,832	12,397
Rental income		11,526		11,074		10,560	10,202
Gain on foreign currency transactions, net		1,083		565		8,409	8,124
Gain (loss) on foreign currency translation, net		2,182		(28,111)		18,857	18,218
Interest expense		(216,092)		(274,885)		(222,688)	(215,137)
Loss on disposal of trade accounts and notes receivable (Note 4)		(15,147)		(10,222)		(12,186)	(11,773)
Loss on valuation of inventories		(2,155)		(975)		—	—
Loss on valuation using the equity method of accounting (Note 8)		(122)		(2,257)		(1,042)	(1,007)
Gain (loss) on disposal of short-term investment securities, net		—		(1,746)		423	409
Loss on disposal of long-term investment securities, net		(36)		(2,773)		(3,541)	(3,421)
Loss on disposal of property and equipment, net		(45,606)		(70,559)		(14,053)	(13,576)
Impairment loss on investment securities (Note 7)		(2,774)		(2,280)		(45,856)	(44,301)
Recovery of impairment loss on investment securities		—		3,579		—	—
Loss on valuation of currency options (Note 14)		—				(1,349)	(1,303)
Other, net		17,443		28,092		25,075	24,225

		(231,748)		(325,996)		(224,559)	(22,922)

ORDINARY INCOME		612,443		455,656		315,588	304,888
EXTRAORDINARY ITEM		—		—		—	—

INCOME BEFORE INCOME TAX		612,443		455,656		315,588	304,888
INCOME TAX EXPENSE (Note 17)		(80,280)		(50,702)		(25,566)	(24,699)
MINORITY INTERESTS IN NET LOSS (INCOME) OF CONSOLIDATED SUBSIDIARIES		—		1,075		(2,159)	(2,086)

NET INCOME	W	532,163	W	406,029	W	287,863	$278,103

EARNINGS PER SHARE (Note 2)	W	2,904	W	2,167	W	1,566	$1.513

DILUTED EARNINGS PER SHARE (Note 2)	W	2,894	W	2,105	W	1,535	$1.483

See accompanying notes to consolidated financial statements.

KT FREETEL CO., LTD. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2002, 2003 AND 2004

	Korean Won

	Common		Capital		Retained		Capital		Minority
	Stock		Surplus		Earnings		Adjustments		Interests		Total

	(In millions)
Balance at December 31, 2001	W	920,290	W	1,132,834	W	10,481	W	(31,609)	W	—	W	2,031,996
Net income for 2002		—		—		532,163		—		—		532,163
Effect of changes in consolidated subsidiaries		—		(3,265)		—		2,104		235,842		234,681
Compensation expense resulting from with stock options		—		—		—		1,064		—		1,064
Loss on valuation of investment securities using the equity method		—		(295)		—		—		—		(295)
Gain on valuation of available-for-sale securities		—		—		—		698		—		698
Purchase of treasury stock		—		—		—		(1)		—		(1)

Balance at December 31, 2002		920,290		1,129,274		542,644		(27,744)		235,842		2,800,306
Net income for 2003		—		—		406,029		—		(1,075)		404,954
Merger		35,412		192,654		—		—		—		228,066
Effect of changes in consolidated subsidiaries		—		3,561		(16)		(1,614)		(231,467)		(229,536)
Amortization of organization cost		—		—		(3,156)		—		—		(3,156)
Compensation expense resulting from with stock options		—		—		—		1,591		—		1,591
Gain on valuation of investment securities using the equity method		—		2,136		—		—		—		2,136
Gain on valuation of available-for-sale securities								5,266		—		5,266
Purchase of treasury stock		—		—		—		(66,589)				(66,589)

Balance at December 31, 2003	W	955,702	W	1,327,625	W	945,501	W	(89,090)	W	3,300	W	3,143,038

Net income for 2004		—		—		287,863		—		—		287,863
Effect of changes in consolidated subsidiaries		—		(953)		(2,266)		—		2,582		(637)
Retirement of treasury stock		—				(149,853)		149,853		—
Dividends		—				(94,137)		—		—		(94,137)
Loss on disposal of treasury stock		—				(1,535)		1,535		—		—
Compensation expense resulting from with stock options		—		—		—		2,409		—		2,409
Gain on valuation of investment securities using the equity method		—		(2,136)		—		—		—		(2,136)
Gain on valuation of available-for-sale securities		—		—		—		(2,346)		—		(2,346)
Effect of changes in minority interests		—		—		—		—		2,159		2,159
Purchase of treasury stock		—		—		—		(146,064)		—		(146,064)

Balance at December 31, 2004	W	955,702	W	1,324,536	W	985,573	W	(83,703)	W	8,041	W	3,190,149

Translation into U.S. Dollars (In thousands) (Note 2)		$923,294		$1,279,621		$952,152		$(80,864)		$7,768		$3,081,971

See accompanying notes to consolidated financial statements.

KT FREETEL CO., LTD. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2002, 2003 AND 2004

				Translation into
				U.S. Dollars
	Korean Won			(Note 2)

	2002	2003	2004	2004

				(In thousands)
	(In millions)
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	W532,163	W406,029	W287,863	$278,103

Addition of expenses not involving cash outflows:
Loss on disposal of property and equipment, net	45,606	70,559	14,053	13,576
Depreciation	723,667	839,430	997,110	963,298
Amortization of intangibles	1,832	19,287	110,692	106,938
Long-term accrued interest	—	7,420	7,643	7,384
Amortization of discounts on debentures	33,452	11,883	12,789	12,355
Amortization of discounts on long-term payable-other	—	14,722	20,015	19,336
Provision for severance indemnities	15,100	12,311	12,670	12,240
Loss on disposal of trade accounts and notes receivable	15,147	10,222	12,186	11,773
Loss on valuation using the equity method of accounting	122	2,257	1,042	1,007
Loss on disposal of short-term investment securities, net	—	1,746	—	—
Loss on disposal of long-term investment securities, net	36	2,773	3,541	3,421
Loss on valuation of inventories	2,155	975	—	—
Loss on foreign currency translation, net	—	28,111	—	—
Stock compensation	1,064	4,560	2,409	2,327
Impairment loss on investment securities	2,774	2,280	45,856	44,301
Bad debt expense	23,555	52,488	25,485	24,621
Loss on valuation of currency options	—	—	1,349	1,303
Minority interest in net income of consolidated subsidiaries	—	—	2,159	2,086
Other	2,161	1,617	5,172	4,997

	866,671	1,082,641	1,274,171	79,635

Deduction of revenues not involving cash inflows:
Gain on foreign currency translation, net	2,182	—	19,023	18,378
Gain on disposal of short-term investment securities, net	—	—	423	409
Recovery of impairment loss in investment securities	—	3,579	—	—
Minority interest in net loss of consolidated subsidiaries	—	1,075	—	—
Other	3	676	2,974	2,873

	2,185	5,330	22,420	2,873

Changes in assets and liabilities resulting from operations:
Increase in trade accounts and notes receivable	(396,750)	(433,633)	(388,636)	(375,457)
Decrease (Increase) in accounts receivable-other	27,537	(3,991)	(19,815)	(19,143)
Decrease (Increase) in prepaid expenses	(1,908)	14,504	9,123	8,814
Increase in inventories	(88,072)	(32,229)	(68,182)	(65,870)
Decrease (Increase) in other current assets	(23,173)	34,534	(18,686)	(18,052)
Payment of severance indemnities	(9,487)	(13,873)	(8,219)	(7,940)
Increase (Decrease) in trade accounts and notes payable	168,328	(199,829)	(32,619)	(31,513)
Increase (Decrease) in accounts payable-other	334,530	(151,212)	(82,732)	(79,927)
Increase in accrued expenses	29,083	28,838	32,439	31,339
Increase (Decrease) in withholdings	(10,308)	(29,529)	49,549	47,869
Increase (Decrease) in income tax payable	40,804	(9,101)	(8,883)	(8,582)
Increase (Decrease) in other current liabilities	(19,509)	(6,303)	11,764	11,365
Increase in long-term trade accounts and notes receivable	—	—	(83,046)	(80,230)
Decrease in National Pension	325	337	144	139
Increase in deferred income tax assets	(2,025)	(20,919)	(18,378)	(17,755)
Increase in other long-term liabilities	4,165	4,028	6,561	6,339

	53,540	(818,378)	(619,616)	(11,416)

Net cash provided by operating activities	1,450,189	664,962	919,998	888,802

(continued)

KT FREETEL CO., LTD. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)
FOR THE YEARS ENDED DECEMBER 31, 2002, 2003 AND 2004

							Translation into
							U.S. Dollars
	Korean Won						(Note 2)

	2002		2003		2004		2004

							(In thousands)
	(In millions)
CASH FLOWS FROM INVESTING ACTIVITIES:
Cash inflows from investing activities
Proceeds from sale of short-term investment securities	W	—	W	417,249	W	100,437	$97,031
Collection of short-term loans		33,170		24,432		22,844	22,069
Proceeds from sale of long-term investment securities		5,101		23,145		19,147	18,498
Withdrawal of guarantee deposits		25,439		48,750		60,530	58,477
Withdrawal of short-term financial instruments		2,500		370,000		—	—
Proceeds from disposal of property and equipment		6,553		137,114		2,927	2,828
Proceeds from disposal of intangibles		4		100		236	228
Other		169		93		27	26

		72,936		1,020,883		206,148	3,082

Cash outflow from investing activities
Purchase of short-term financial instruments		—		(35,000)		(520)	(502)
Purchase of short-term investment securities		—		(35,684)		(100,000)	(96,609)
Purchase of long-term investment securities		(1,354,787)		(2,614)		(7,943)	(7,674)
Payment of guarantee deposits		(34,307)		(46,131)		(32,763)	(31,652)
Acquisition of property and equipment		(1,014,278)		(935,326)		(955,119)	(922,731)
Increase in intangibles		(3,443)		(31,205)		(23,318)	(22,527)
Extension of long-term loans		(34,537)		(32,152)		(22,156)	(21,405)
Other		(382)		(5)		(781)	(755)

		(2,441,734)		(1,118,117)		(1,142,600)	(1,097,691)

Net cash used in investing activities		(2,368,798)		(97,234)		(936,452)	(904,698)

CASH FLOWS FROM FINANCING ACTIVITIES:
Cash inflows from financing activities
Proceeds from sale of trade accounts and notes receivable		470,000		512,000		—	—
Proceeds from short-term borrowings		1,295,000		3,876,831		5,775,000	5,579,171
Proceeds from issuance of debentures		1,111,208		—		1,275,396	1,232,148
Proceeds from long-term debt		100,000		—		—	—
Increase from merger		—		314,610		—	—
Other		—		—		13,361	12,908

		2,976,208		4,703,441		7,063,757	12,908

Cash outflows from financing activities
Repayment of short-term borrowings		(1,415,000)		(4,130,000)		(5,741,052)	(5,546,374)
Repayment of debentures		—		(177)		(94,137)	(90,945)
Repayment of current portion of long-term debt		(672,290)		(831,802)		(1,055,529)	(1,019,736)
Repayment of long-term debt		—		(315,775)		—	—
Acquisition of treasury stock		(1)		(4,317)		(146,064)	(141,111)
Repayment of other non-current liabilities		(10)		(19)		(4)	(4)

		(2,087,301)		(5,282,090)		(7,036,786)	(6,798,170)

Net cash provided by (used in) financing activities		888,907		(578,649)		26,971	26,057

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS		(29,702)		(10,921)		10,517	10,161

INCREASE (DECREASE) FROM CHANGES IN CONSOLIDATED SUBSIDIARIES		124,895		(116,210)		—	—

CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR		52,362		147,555		20,424	19,731

CASH AND CASH EQUIVALENTS, END OF YEAR	W	147,555	W	20,424	W	30,941	$29,892

KT FREETEL CO., LTD. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)
FOR THE YEARS ENDED DECEMBER 31, 2002, 2003 AND 2004
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION

							Translation into
	Korean Won						U.S. Dollars (Note 2)

	2002		2003		2004		2004

							(In thousands)
	(In millions)
TRANSACTIONS NOT INVOLVING CASH:
Transfer of trade accounts and notes receivable to long-term investment securities	W	43,430	W	119,168	W	30,831	$29,786
Transfer of debentures to current portion of long term debt		571,103		994,014		1,014,556	980,153
Transfer of long-term obligation under capital lease to current portion of long-term debt		2,235		550		15,732	15,199
Transfer of interest expense to construction in progress		34,116		—		—	—
Transfer of long-term debt to current portion of long-term debt				216,994		100,000	—
Transfer of long-term loans to short-term loans		17,672		26,752		34,534	33,363
Transfer of long-term investment securities to trade accounts and notes receivable		—		22,332		—	—
Transfer of long-term investment securities to short-term investment securities		—		1,420		—	—
Transfer of property and equipment to accounts receivable-other		—		—		12,030	11,622
Retirement of treasury stock		—		—		149,853	144,772
Recognition of loss on valuation of investment securities using the equity method as capital adjustments		296		58,197		2,117	2,045
See accompanying notes to consolidated financial statements.

KT FREETEL CO., LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2003 AND 2004

1.	GENERAL:

(1) KT Freetel Co., Ltd.
      KT Freetel Co., Ltd. (“KT Freetel”) was incorporated on January 3, 1997, under the Commercial Code of the Republic of Korea, and listed on the Korean Securities Dealers Association Automated Quotation System (the KOSDAQ) in December 1999. On April 19, 2004, the Company transferred the listing of its shares from the KOSDAQ Market Division of the Korea Exchange to the Stock Market Division of the Korea Exchange. The Company is currently engaged in providing personal communications service (“PCS”), value added services, and sale and lease of personal communication devices.
      As of December 31, 2004, the shareholders of KT Freetel are as follows:

	Number of	Percentage of
	Shares	Ownership (%)

KT Corporation	89,640,088	48.70
Qualcomm Incorporated	4,416,350	2.40
HyoSung Corp.	3,017,276	1.64
Microsoft Corp.	2,030,000	1.10
SSB-WTCO NA	1,580,690	0.86
NTC-GOV SPORE	1,118,240	0.61
Others	82,264,675	44.69

	184,067,319	100.00

(2) Consolidated Subsidiary
      The consolidated financial statements include the accounts of KT Freetel and the controlled subsidiary listed below (collectively referred to as the “Company”), of which KT Freetel owns a majority of the issued shares. Significant inter-company accounts and transactions have been eliminated in consolidation.

		Ownership Percentage(%)
	Year Control
Subsidiary	Was Obtained	2002	2003	2004	Primary Business

KTF Technologies Co., Ltd.	2002	57.40	57.40	70.75	Developing and manufacturing
(“KTF Technologies”)					of PCS handsets
      The acquisition of KTF Technologies was recorded in accordance with the purchase method of accounting, with the W3,258 million excess of the fair value of KTF Technologies’ net assets over the acquisition cost being assigned as negative goodwill. Negative goodwill is recognized as income on a systematic basis over the remaining weighted average useful life (5 years) of the identifiable acquired depreciable or amortizable assets.
      On June 17, 2004, KT Freetel acquired 13.35% of KTF Technologies’ common stock. The acquisition of KTF Technologies was recorded in accordance with the purchase method of accounting, with the W953 million excess of the acquisition cost over the fair value of KTF Technologies’ net assets being assigned as capital surplus.

KT FREETEL CO., LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

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
      The U.S. dollar amounts presented in these financial statements were computed by translating the Korean won into U.S. dollars based on the noon buying rate of W1,035.10 to US$1.00 at December 31, 2004 in the City of New York for cable transfers in won as certified for customs purposes by the Federal Reserve Bank of New York, solely for the convenience of the reader. This convenience translation into U.S. dollars should not be construed as a representation that the Korean won amounts have been, could have been, or could in the future be, converted at this or any other rate of exchange.
      Significant accounting policies followed by the Company in preparing the accompanying financial statements are summarized as follows:

Adoption of Newly Effective Statements of Korea Accounting Standards
      The Company newly adopted the Statements of Korea Accounting Standards (“SKAS”) No. 10 — “Inventories”, No. 12 — “Construction-Contracts” and No. 13 — “Troubled Debt Restructurings”, effective from January 1, 2004. The comparative financial statements were reclassified applying these accounting standards. This reclassification does not affect the net income and net assets of the prior period.

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

KT FREETEL CO., LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
      Changes in allowance for doubtful trade accounts and notes receivable and accounts receivable-other for the years ended December 31, 2002, 2003 and 2004 are summarized as follows (won in millions):

	2002	2003	2004

Beginning of year	W176,313	W163,617	W167,730
Write-offs	(36,734)	(48,375)	(50,077)

	139,579	115,242	117,653
Provision	23,555	52,488	25,485
Increase from changes in consolidated subsidiaries	483	—	—

End of year	W163,617	W167,730	W143,138

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
      After initial recognition, held-to-maturity securities are valued at amortized cost. The difference between their acquisition costs and face values is amortized over the remaining term of the securities by applying the effective interest method and added to or subtracted from the acquisition costs and interest income of the remaining period. Trading securities are valued at fair value, with unrealized gains or losses included in current operations. Available-for-sale securities are also valued at fair value, with unrealized gains or losses included in capital adjustments, until the securities are sold or if the securities are determined to be impaired and the lump-sum cumulative amount of capital adjustments are reflected in current operations. However, available-for-sale securities that are not traded in an active market and whose fair values cannot be reliably estimated are accounted for at acquisition costs. For those securities that are traded in an active market (marketable securities), fair values refer to the quoted market prices, which are measured as the closing price at the balance sheet date. The fair values of non-marketable securities are measured at the discounted future cash

KT FREETEL CO., LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
flows by using the discount rate that appropriately reflects the credit rating of the issuing entity assessed by a publicly reliable independent credit rating agency. If application of such measurement method is not feasible, estimates of the fair values may be made using a reasonable valuation model or quoted market prices of similar debt securities issued by entities conducting similar business in similar industries.
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

KT FREETEL CO., LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
      Depreciation is computed using the straight-line method based on the estimated useful lives of the assets as follows:

Estimated Useful Lives

Buildings and structures	15 30 years
Machinery and equipment	8 years
Vehicles	4 8 years
Other	4 8 years

Capitalization of Financing Costs
      Interest expense, discount and other financial charges, including certain foreign exchange translation gains and losses on borrowings associated with the manufacture, purchase, or construction of property and equipment, incurred prior to the completion of the acquisition, were capitalized until the year ended December 31, 2002, and are no longer capitalized from January 1, 2003 in compliance with SKAS No. 7.

Long-Lived Assets
      Long-lived assets are subject to review for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. An impairment loss is recognized when estimated undiscounted future net cash flows expected to result from the use of the asset and its eventual disposition are less than its carrying amount. If such assets are considered to be impaired, the impairment to be recognized is measured as the amount by which the carrying amount of the assets exceeds the fair value of the assets.

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

Estimated Useful Lives

Frequency use rights	13 years
Goodwill	5 years
Intellectual property rights	5 10 years
Facility use rights	10 20 years
Development costs	4 5 years
Other	5 years

KT FREETEL CO., LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Long-term Accounts and Notes Receivable
      Long-term accounts and notes receivable arising from long-term contracts are recorded at the net present value of future cash flows, calculated using the effective interest rate at the time of the contract execution. The difference between the nominal value and the present value of these accounts and notes receivable is amortized over the contract period using the effective interest rate method and recognized as interest income.

Convertible bonds
      Interest expense on convertible bonds is recognized using the effective interest rate, which equalizes the issued amount of bonds to the present value of the future cash outflow of bonds. Accordingly, the differences between accrued interest and interest paid are presented as an addition to the normal value of bonds.

Discounts on Debentures
      Discounts on debentures are amortized over the redemption period of the debentures using the effective interest rate method. Amortization of discounts is recognized as interest expense.

Accrued Severance Indemnities
      All employees with more than one year of service are entitled to receive a lump-sum payment upon termination of their employment with the Company, based on their length of service and rate of pay at the time of termination. The severance indemnities that would be payable assuming all eligible employees were to resign amount to W33,897 million and W38,806 million as of December 31, 2003 and 2004, respectively.
      Before April 1999, the Company and its employees paid 3 percent and 6 percent, respectively, of monthly pay (as defined) to the National Pension Fund in accordance with the National Pension Law of Korea. The Company paid half of the employees’ 6 percent portion and is paid back at the termination of service by offsetting the receivable against the severance payments. Such receivables, with a balance of W1,157 million and W1,289 million as of December 31, 2003 and 2004, respectively, are presented as deduction from accrued severance indemnities. Starting April 1999, the Company and its employees each pay 4.5 percent of monthly pay to the National Pension Fund under the revised National Pension Law of Korea.
      Changes in accrued severance indemnities for the years ended December 31, 2002, 2003 and 2004 are as follows (won in millions):

	2002		2003		2004

Beginning of year	W	25,792	W	31,604	W	33,897
Severance payments		(9,487)		(13,873)		(8,219)

		16,305		17,731		25,678
Provision		15,100		12,311		13,076
Increase due to merger		18		3,292		52
Increase from changes in consolidated subsidiaries		181		563		—

End of year	W	31,604	W	33,897	W	38,806

Accounting for Foreign Currency Transactions and Translation
      The Company maintains its accounts in Korean won. Transactions in foreign currencies are recorded in Korean won based on the prevailing rates of exchange on the transaction date. Monetary accounts with balances denominated in foreign currencies are recorded and reported in the accompanying financial statements at the exchange rates prevailing at the balance sheet date and the translation gains or losses are

KT FREETEL CO., LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
reflected in current operations. The balances have been translated using the rate of 1,197.80 and W 1,043.80 to US$1.00 at December 31, 2003 and 2004, respectively.

Accounting for Derivative Instruments
      All derivative instruments are accounted for at fair value with the valuation gain or loss recorded as an asset or liability. If the derivative instruments in not part of a transaction qualifying as a hedge, the adjustment to fair value is reflected in current operations. The accounting for derivative transactions that are part of a qualified hedge based both on the purpose of the transaction and on meeting the specified criteria for hedge accounting differs depending on whether the transaction is a fair value hedge or a cash flow hedge. Fair value hedge accounting is applied to a derivative instrument designated as hedging the exposure to changes in the fair value of an asset or a liability or a firm commitment (hedged item) that is attributable to a particular risk. The gain or loss both on the hedging derivative instruments and on the hedged item attributable to the hedged risk is reflected in current operations. Cash flow hedge accounting is applied to a derivative instrument designated as hedging the exposure to variability in expected future cash flows of an asset or liability or a forecasted transaction that is attributable to a particular risk. The effective portion of gain or loss on a derivative instrument designated as a cash flow hedge is recorded as capital adjustment and the ineffective portion is recorded in current operations. The effective portion of gain or loss recorded as a capital adjustment is reclassified to current earnings in the same period during which the hedged forecasted transaction affects earnings. If the hedged transaction results in the acquisition of an asset or the incurrence of a liability, the gain or loss in capital adjustment is added to or deducted from the asset or the liability.

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

Basic and Diluted Ordinary Income per Share and Earnings per Share
      Ordinary income per share and earnings per share are computed by dividing ordinary income (after deducting the income tax effect) and net income by the weighted average number of common shares outstanding during the period. The number of shares used in computing earnings and ordinary income per share was 183,236 thousand, 187,405 thousand and 183,802 thousand shares for the years ended December 31, 2002, 2003 and 2004, respectively.
      Diluted ordinary income per share and earnings per share are computed by dividing diluted ordinary income (after deducting the income tax effect) and net income by the weighted average number of common shares outstanding, including the additional common share that would have been outstanding if the dilutive potential common shares had been issued during the period. The number of shares used in computing diluted earnings and ordinary income per share was 184,108 thousand, 197,322 thousand and 193,748 thousand shares

KT FREETEL CO., LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
for the years ended December 31, 2002, 2003 and 2004, respectively. Diluted ordinary income and earnings were W 532,732 million, W 415,315 million and W297,334 million for the years ended December 31, 2002, 2003 and 2004, respectively.
      The dilutive potential shares as of December 31, 2004 are as follows:

		Number of
		Common Shares
	Exercise Period	to be Issued

Convertible bonds	Nov. 29, 2003—Nov. 29, 2005	9,946,236
Stock options	March 29, 2004—March 28, 2009	18,000
”	March 25, 2005—March 24, 2010	44,800
”	Sep. 9. 2005—Sep. 8. 2010	629,500

3.	RESTRICTED DEPOSITS:
      As of December 31, 2003 and 2004, the deposits under long-term financial instruments amounting to W52 million and W25 million, respectively, are subject to withdrawal restriction as collateral for borrowings and guarantee of checking accounts.

4.	DISPOSAL OF TRADE ACCOUNTS AND NOTES RECEIVABLE:
      On December 16, 2002, the Company transferred the handset installment receivables of W528,578 million and guarantee insurance and other rights to KTF First Securitization Specialty Co., Ltd. As a result of this disposal, the Company received the cash of W470,000 million and the subordinate debt investment of W43,430 million, and the Company recognized a loss on disposal of trade accounts and notes receivable of W15,147 million.
      On November 4, 2003, the Company transferred the handset installment receivable of W339,677 million and guarantee insurance and other incident rights to KTF Second Securitization Specialty Co., Ltd. As a result of this disposal, the Company received cash of W312,000 million and subordinate debt securities of W19,254 million, and the Company recognized a loss on disposal of trade accounts and notes receivable of W8,423 million for the year ended December 31, 2003. In addition, on December 19, 2003, the Company transferred PCS service receivables of W253,247 million as of October 31, 2003, and future trade receivables, which were expected to be incurred until February 28, 2007 to Shinhan Bank Trust. As a result of this disposal, the Company received cash of W200,000 million and beneficiary certificate of W53,247 million, and the Company recognized a loss on disposal of trade accounts and notes receivable of W1,680 million and W11,816 million for the years ended 2003 and 2004, respectively.

5.	LOANS TO EMPLOYEES:
      As of December 31, 2003 and 2004, the Company has provided loans to its employees for housing and purchase of KT Freetel’s stock with the balance of W1,697 million and W1,465 million, respectively, in short-term loans and W5,235 million and W3,242 million, respectively, in long-term loans.

KT FREETEL CO., LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

6.	SHORT-TERM INVESTMENT SECURITIES:
      (1) Short-term investment securities as of December 31, 2003 and 2004 are as follows (won in millions):

	2003		2004

Trading securities:
Beneficiary certificates	W	516	W	—
Available-for-sale securities:
Listed equity securities		7,272		6,551

	W	7,788	W	6,551

(2)	Listed equity securities as of December 31, 2003 and 2004 are as follows (won in millions):

	2003		2004

			Acquisition				Gain on
	Fair Value		Cost		Fair Value		Valuation

Listed equity securities	W	7,272	W	2,918	W	6,551	W	3,633
      The gain on valuation of the above listed equity securities is recorded in capital adjustments.

7.	LONG-TERM INVESTMENT SECURITIES:
      (1) Long-term investment securities as of December 31, 2003 and 2004 are as follows (won in millions):

	2003		2004

Available-for-sale securities:
Listed equity securities	W	5,391	W	4,687
Non-listed equity securities		8,500		11,040
Investments in funds		40,633		38,382
Debt securities		21,341		2,191
Held-to maturity securities:
Beneficiary certificates		99,914		88,667

	W	175,779	W	144,967

      (2) Listed equity securities as of December 31, 2003 and 2004 are as follows (won in millions):

	2003		2004

			Acquisition				Gain (Loss) on
	Fair Value		Cost		Fair Value		Valuation

Wide Telecom Co.	W	24	W	300	W	11	W	(289)
Gaeasoft Co., Ltd.		913		532		514		(18)
KRTnet Corp.		4,454		1,954		3,634		1,680
Beneficiary Certificates		—		503		528		25

	W	5,391	W	3,289	W	4,687	W	1,398

      The gain (loss) on valuation of the above listed equity securities is included in capital adjustments.

KT FREETEL CO., LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
      (3) Non-listed equity securities as of December 31, 2003 and 2004 are as follows (won in millions):

	2003		2004

	Book		Ownership	Acquisition		Net Asset		Book
	Value		(%)	Cost		Value		Value

Mondex Korea Co., Ltd.	W	—	6.02	W	920	W	—	W	—
Internet Metix Inc.		23	2.00		200		21		23
Geotel Co., Ltd.		263	10.55		263		498		263
Inews24. Co., Ltd.		—	3.58		350		—		—
ENtoB Corp.		500	3.13		500		483		500
The Radio News Co., Ltd.		—	10.73		624		—		—
Prime Venture Capital Co., Ltd.		1,000	10.00		1,000		—		93
Onse Telecom Corp.		105	0.17		2,148		162		105
NAZCA Entertainment Co., Ltd.		46	11.74		500		111		46
Toysoft Co., Ltd		80	8.78		500		41		80
Ohmylove Co., Ltd.		1,200	12.06		1,200		131		131
Vacom Wireless, Inc.		1,880	16.77		1,880		719		719
Citylover Co., Ltd.		38	3.45		38		—		—
MDS Planning Co., Ltd.		120	4.00		120		—		—
Directmedia Co., Ltd.		—	16.09		435		233		435
KTFMhows Co., Ltd.			51.00		2,550		2,550		2,550
Harex Info Tech Ltd.			23.12		3,375		1,896		3,375
Others		3,245	—		3,423		3,202		2,720

	W	8,500		W	20,026	W	10,047	W	11,040

      In 2002, 2003 and 2004, the Company recognized an impairment loss of W2,774 million, W2,280 million and W3,778 million, respectively, on non-listed equity securities of which the net equity value had declined compared to the acquisition cost and it is not expected to recover. KTFMhows Co., Ltd. and Harex Info Tech Ltd. are not subject to the equity method in accordance with the interpretation 42-59 of the financial accounting standards in Korea.
      (4) Investments in funds as of December 31, 2003 and 2004 are as follows (won in millions):

	2003					2004

	Ownership	Acquisition		Net Asset		Ownership	Acquisition		Net Asset
	(%)	Cost		Value		(%)	Cost		Value

CEC Mobile Ltd.	16.67	W	4,456	W	4,456	16.67	W	4,456	W	4,456
PT. KTF Indonesia	99.00		234		234	99.00		234		234
Korea IT Fund	10.00		30,000		30,000	10.00		30,000		30,000
Korea Telecom Strategy Fund	10.00		2,000		2,000	10.00		2,000		2,000
KT Freetel Internal Venture	95.00		950		950	—		—		—
Others	—		2,993		2,993	—		1,692		1,692

		W	40,633	W	40,633		W	38,382	W	38,382

      PT. KTF Indonesia is not subject to the equity method in accordance with the interpretation 42-59 of the financial accounting standards in Korea.

KT FREETEL CO., LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
      (5) Debt securities as of December 31, 2003 and 2004 are as follows (won in millions):

	2003				2004

	Acquisition		Book		Acquisition		Book
	Cost		Value		Cost		Value

KTF Second Securitization Specialty Co., Ltd.	W	19,254	W	19,254	W	—	W	—
Government bonds		1,587		1,587		1,691		1,691
Convertible bonds		500		500		500		500

	W	21,341	W	21,341	W	2,191	W	2,191

      (6) Maturities of debt securities as of December 31, 2004 are as follows (won in millions):

	2-5 Years		6-10 Years

Government bonds	W	1,688	W	3
Convertible bonds		500		—

	W	2,188	W	3

      (7) Held-to-maturity securities as of December 31, 2003 and 2004 are as follows (won in millions):

	2003				2004

	Acquisition		Book		Acquisition		Book
	Cost		Value		Cost		Value

Beneficiary certificates	W	99,914	W	99,914	W	130,745	W	88,667
      The Company acquired the above beneficiary certificates issued by Shinhan Bank Trust in relation to the disposal of trade accounts and notes receivable (Note 4). The Company recognized the difference between fair value and acquisition cost as impairment loss of W42,078 million, which may arise from the uncollectibility of the trade accounts and notes receivable.

8.	INVESTMENT SECURITIES USING THE EQUITY METHOD:
      (1) Investment securities using the equity method as of December 31, 2003 and 2004 are as follows (won in millions):

		2003				2004

	Ownership	Acquisition		Book		Acquisition		Book
	(%)	Cost		Value		Cost		Value

Korea Digital Satellite Broadcasting Co., Ltd.	2.38	W	9,954	W	3,178	W	9,954	W	—
      (2) Details of valuation using the equity method for the year ended December 31, 2004 are as follows (won in millions):

	Beginning of		Loss on				End of
	Year		Valuation		Other Changes		Year

Korea Digital Satellite Broadcasting Co., Ltd.	W	3,178	W	(1,042)	W	(2,136)	W	—

KT FREETEL CO., LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

9.	PROPERTY AND EQUIPMENT:
      Changes in property and equipment for the years ended December 31, 2003 and 2004 are as follows (won in millions):
      <2003>

			Increase				Decrease				Changes in
	Beginning										Consolidated		End of
	of Year		Acquisition		Other		Disposal		Other		Subsidiaries		Year

Land	W	124,401	W	2,388	W	—	W	4,077	W	—	W	—	W	122,712
Buildings and structures		284,979		25,484		479		8,128		—		29		302,843
Machinery and equipment		5,563,211		465,831		351,079		134,058		243		14,543		6,260,364
Vehicles		10,099		295		501		506		—		1,334		11,723
Other		461,027		111,869		20,806		10,072		1,802		113		581,363
Construction in progress		514,108		329,480		—		130,306		370,820		12,206		354,668

	W	6,957,825	W	935,347	W	372,865	W	287,147	W	372,865	W	28,225	W	7,633,673

			Increase				Decrease				Changes in
	Beginning										Consolidated		End of
	of Year		Depreciation		Other		Disposal		Other		Subsidiaries		Year

Less: Accumulated depreciation
Buildings and structures	W	39,232	W	10,079	W	4	W	1,656	W	—	W	—	W	47,659
Machinery and equipment		1,910,743		726,207		10,963		70,701		9,721		(697)		2,566,794
Vehicles		4,576		1,786		—		304		—		(71)		5,987
Other		231,521		101,358		—		5,519		162		(706)		326,492
Accumulated impairment loss		577		—		250		—		—		—		827

		2,186,649		839,430		11,217		78,180		11,096		(1,474)		2,947,759

	W	4,771,176											W	4,685,914

      <2004>

			Increase				Decrease
	Beginning										End of
	of Year		Acquisition		Other		Disposal		Other		Year

Land	W	122,712	W	88	W	—	W	960	W	—	W	121,840
Buildings and structures		302,843		3,182		5,773		3,408		76		308,314
Machinery and equipment		6,260,364		357,825		671,977		32,472		70,607		7,187,087
Vehicles		11,723		402		—		242		—		11,883
Other		581,363		53,195		104,724		6,367		65		732,850
Construction in progress		354,668		540,427		51		—		711,867		183,279

	W	7,633,673	W	955,119	W	782,525	W	43,449	W	782,615	W	8,545,253

KT FREETEL CO., LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

			Increase				Decrease
	Beginning										End of
	of Year		Depreciation		Other		Disposal		Other		Year

Less: Accumulated depreciation
Buildings and structures	W	47,659	W	10,816	W	—	W	779	W	—	W	57,696
Machinery and equipment		2,566,794		846,067		—		8,857		30,799		3,373,205
Vehicles		5,987		1,859		—		116		—		7,730
Other		326,492		139,274		30,798		4,704		—		491,860
Accumulated impairment loss		827		447		—		—		—		1,274

		2,947,759		998,463		30,798		14,456		30,799		3,931,765

	W	4,685,914									W	4,613,488

      The market value of the Company’s land based on the official price of land (published by the Ministry of Construction and Traffic) is W93,919 million as of December 31, 2004.
      Depreciable assets are insured against fire and other casualty losses up to W629,070 million as of December 31, 2004.

10.	INTANGIBLES:
      (1) Changes in intangibles for the years ended December 31, 2003 and 2004 are as follows (won in millions):
      <2003>

			Increase				Decrease				Changes in
	Beginning of										Consolidated
	Year		Acquisition		Other		Amortization		Other		Subsidiaries		End of Year

Goodwill	W	1,951	W	12,798	W	—	W	1,608	W	—	W	—	W	13,141
Intellectual property rights		1,038		608		—		311		1		—		1,334
Facility use rights		9,832		814		—		1,044		2,070		—		7,532
Frequency use rights		1,208,854		7,369		—		7,794		—		—		1,208,429
Development costs		4,639		12,535		—		4,193		3,254		(4,314)		5,593
Organization cost		3,645		—		—		—		3,645		—		—
Other		1,655		6,707		—		1,528		640		—		6,194
Negative goodwill		(3,258)		—		—		(668)		—		—		(2,590)

	W	1,228,356	W	40,831	W	—	W	15,810	W	9,610	W	(4,314)	W	1,239,633

      <2004>

			Increase				Decrease
	Beginning										End of
	of Period		Acquisition		Other		Amortization		Other		Year

Goodwill	W	13,141	W	3,565	W	90	W	3,626	W	209	W	12,961
Intellectual property rights		1,334		768		—		387		—		1,715
Facility use rights		7,532		2,112		—		1,252		31		8,361
Frequency use rights		1,208,429		—		—		92,433		—		1,115,996
Development costs		5,593		15,488				11,046		277		9,758
Other		6,194		3,359				2,498				7,055
Negative goodwill		(2,590)		—		—		(647)		—		(1,943)

	W	1,239,633	W	25,292	W	90	W	110,595	W	517	W	1,153,903

KT FREETEL CO., LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
      (2) W18,325 million and W9,583 million of ordinary development costs were charged to expense for the years ended December 31, 2003 and 2004, respectively.
      (3) On December 15, 2000, KT ICOM acquired the license to provide third generation mobile services utilizing 2Ghz frequency band (“IMT-2000 service”) with W-CDMA technology. KT ICOM paid W650 billion of the total license fee of W1,300 billion on March 20, 2001 and the remaining balance was required to be paid including interest for the period from 2007 to 2011. On December 4, 2001, MIC granted the license to KT ICOM and assigned the related frequency band, giving KT ICOM the right to provide IMT-2000 services using W-CDMA technology for 15 years from that date.
      On March 6, 2003, KT ICOM was merged into the Company, and the Company started to provide IMT-2000 service on December 28, 2003.

11.	LEASED ASSETS:
      The Company maintains operating lease agreements for certain machinery and equipment. The following are the future minimum rental payments under operating leases as of December 31, 2004 (won in millions):

	Operating
Year	Lease Payment

2005	W	61,307
2006		60,527

	W	121,834

12.	BORROWINGS:
      (1) Short-term borrowings as of December 31, 2003 and 2004 are as follows (won in millions, JPY in millions, U.S. dollars in thousands):

	Interest Rate
	per Annum (%)
	2004	2003		2004

General loans	4.18,4.19		W 60,000		W 105,000
Discounted promissory notes	3.96,4.02		213,000		205,000
Usance	0.60,1.80		10,185		8,208
		US$	(8,503)	US$	(7,863)
	0.60,1.80		10,154		8,078
			JPY(907)		JPY(798)

			W 293,339		W 326,286

      (2) Long-term debt as of December 31, 2003 and 2004 are as follows (won in millions, U.S. dollars in thousands):

	Interest Rate
	per Annum (%)
	2004	2003		2004

Long-term debt in local currency:
General loans	—	W	50,000	W	—
Less: Current portion			(50,000)		—

		W	—	W	—

KT FREETEL CO., LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

13.	DEBENTURES:
      (1) Debentures as of December 31, 2003 and 2004 are as follows (won in millions):

	Interest Rate
	per Annum (%)
	2004	2003		2004

General debentures	2.64-7.00	W	2,213,666	W	2,472,147
Convertible bonds	1.00		375,080		374,800

			2,588,746		2,846,947
Less: Current portion			(1,005,274)		(1,019,922)
Discount on debentures			(11,608)		(7,843)
Add: Long-term accrued interest			8,089		—

		W	1,579,953	W	1,819,182

      (2) General debentures as of December 31, 2003 and 2004 are as follows (won in millions, JPY in millions):

		Interest Rate
		per Annum (%)
	Due Date	2004	2003	2004

20th	Feb. 9, 2006	6.00	W300,000	W300,000
21st	Mar. 19, 2004	6.00	400,000	—
22nd	Apr. 18, 2004	2.70	104,994	—
			JPY (9,391)	—
23rd	Apr. 20, 2006	3.13	52,492	47,025
			JPY(4,695)	JPY(4,695)
28th	Apr. 8, 2004	7.00	200,000	—
37th	May 24, 2005	2.64	106,180	95,122
			JPY(9,497)	JPY(9,497)
38th	July 16,2004	6.00	300,000	—
40th	Feb. 18, 2005	6.00	350,000	350,000
41st	Aug. 26, 2005	5.92	200,000	200,000
42nd	Nov. 14, 2007	5.94	200,000	200,000
44th	Feb. 19, 2009	5.66	—	360,000
45th	Mar. 15, 2008	5.24	—	320,000
46th	May 10, 2007	4.61	—	300,000
47-1st	July 13, 2009	4.95	—	230,000
47-2nd	July 12, 2011	5.32	—	70,000

			W2,213,666	W2,472,147
			JPY(23,583)	JPY(14,192)

      Discounts on debentures are amortized over the period from the issue date to the maturity date, using the effective interest rate, and the amortized amounts are charged as interest expense.

KT FREETEL CO., LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
      (3) Convertible bonds as of December 31, 2004 are as follows (won in millions):

		Interest Rate
		per Annum (%)
				Conversion
	Due Date	Coupon	Guaranteed	Price	Amount

3rd	Sep. 11, 2005	—	9.00	33,202	W	4,800
43rd	Nov. 29, 2005	—	3.00	37,200		370,000

					W	374,800

      For the bonds not converted, the Company will redeem the bonds with a premium calculated by applying the compound interest rate method to the difference between the guaranteed interest rate and the coupon interest rate. In relation to these convertible bonds, the Company recorded W17,013 million as accrued interest, which is shown as addition to debentures (current portion of long-term debt), as of December 31, 2004.
      (4) Payment schedules for the Company’s debentures as of December 31, 2004 are as follows (won in millions):

Year	Amount

2005	W	1,019,922
2006		347,025
2007		500,000
2008		320,000
2009		590,000
2011		70,000

	W	2,846,947

14.	DERIVATIVES:
      The Company has entered into currency option contracts with Shinhan Bank to hedge the exposure to the change in value of debentures that are linked with the Japanese yen. Currency option contracts as of December 31, 2004 are as follows:

Exercisable Exchange
	Term	Contract Amount	Type	Rate (JPY/W)

Shinhan Bank	2004.05.10-2005.5.24	JPY2,000,000,000	JPY Call/JPY Put	10.3-10.85
	2004.05.10-2006.4.20	JPY2,000,000,000	JPY Call/JPY Put	10.65-13.4
      In relation to the currency option contracts, the Company recognized loss on valuation of currency options of W1,349 million.

15.	LONG-TERM ACCOUNTS PAYABLE-OTHER:
      Long-term account payable-other is related to frequency use right and required to be paid including applicable interest from 2007 to 2011.

KT FREETEL CO., LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
      Long-term accounts payable-other as of December 31, 2003 and 2004 is stated at the net present value of future cash flows, calculated using the effective interest rate (9.93%) at the time of receipt of frequency use license as follows (won in millions):

	2003		2004

Long-term account payable-other	W	650,000	W	650,000
Discount		(131,239)		(111,793)

	W	518,761	W	538,207

      The maturities of the Company’s long-term account payable-other as of December 31, 2004 are as follows (won in millions):

Year	Amount

2007	W	90,000
2008		110,000
2009		130,000
2010		150,000
2011		170,000

	W	650,000

16.	SHAREHOLDERS’ EQUITY:

(1)	Capital stock
      The Company has authorized 400,000,000 common shares of W5,000 par value and issued 184,067,319 shares as of December 31, 2004.
      On March 9, 2004 and December 28, 2004, the Company retired 4,796,200 shares of treasury stock amounting to W96,975 million and 2,277,000 shares of treasury stock amounting to W53,088 million, respectively.

(2)	Treasury stock
      In 2003, the Company contributed 132,864 shares of treasury stock to Employee Stock Ownership Plan (“ESOP”). The fair value of treasury stock of W2,969 million is recorded as salaries and wages, and the difference between the acquisition cost and the fair value amounting to W1,535 million is recorded as capital adjustments.
      As of December 31, 2004, the Company holds 2,766,951 shares of treasury stock and intends to dispose of the treasury stock in the near future.

(3)	Stock Option Plan
      The Company entered into stock option agreements with the Chief Executive Officer and senior managers. The details of the stock options granted as of December 31, 2004 are as follows (won in millions):

		Number of	Exercise
Grant Date	Employee	Shares	Price/Share		Methods	Exercise Period

2001. 3.29	Former CEO	18,000	W	41,273	New stock issue	2004.3.29,2009.3.28
2002. 3.25	Senior managers	44,800		45,178	New stock issue	2005.3.25,2010.3.24
2003. 9. 8	CEO, Senior managers	541,900		30,000	New stock issue	2005.9.9,2010.9.8

KT FREETEL CO., LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
      The Company values stock options granted based on the fair value method (see Note 2). Total compensation expense of W6,656 million was allocated over the vesting period, and the compensation expense charged to operations for the years ended December 31, 2002, 2003 and 2004 are W1,064 million, W1,591 million and W2,409 million, respectively.

(4)	Dividends
      The Company is scheduled to pay cash dividends of W99,715 million for the 181,300 thousand outstanding shares at W550 per share and accordingly, the dividend pay out ratio (dividend/ net income) is 35.1% in 2004.

17.	INCOME TAX AND DEFERRED INCOME TAXES:
      (1) The statutory corporate income tax rate (including resident surtax) applicable to the Company is approximately 29.7 percent in 2002, 2003 and 2004. Income tax expense for the years ended December 31, 2002, 2003 and 2004 is as follows (won in millions):

	2002		2003		2004

Income before income tax	W	612,443	W	455,656	W	315,588
Adjustments:
Permanent differences		8,163		16,624		17,458
Temporary differences, net		(5,949)		46,499		20,402

		2,214		63,123		37,860

Taxable income before tax loss carryforward		614,657		518,779		353,448
Tax loss carryforward		(150,653)		(135,600)		(109,860)

Taxable income		464,004		383,179		243,588
Tax rate (%)		29.7		29.7		29.7

Tax calculated on taxable income		137,809		113,804		72,346
Tax credit		(55,505)		(42,485)		(28,402)

Income tax currently payable		82,304		71,319		43,944
Foreign income tax		—		35		—
Decrease (Increase) in deferred income taxes:
Temporary differences		1,767		(12,978)		(4,486)
Utilization of accumulated tax losses carried forward		5,518		—		(13,750)
Utilization of accumulated tax credit carried forward		(9,309)		(7,674)		(142)

Income tax expense	W	80,280	W	50,702	W	25,566

      (2) The changes in deferred income taxes for the years ended December 31, 2002, 2003 and 2004 are as follows (won in millions):

	2002		2003		2004

Beginning of year	W	75,657	W	68,508	W	97,464
Increase		9,309		37,261		18,377
Decrease		(7,285)		—		—
Decrease from changes in consolidated subsidiaries		(9,173)		(8,305)		(1,397)

End of year	W	68,508	W	97,464	W	114,444

KT FREETEL CO., LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

18.	ASSETS AND LIABILITIES DENOMINATED IN FOREIGN CURRENCIES:
      As of December 31, 2003 and 2004, assets and liabilities denominated in foreign currencies, other than debentures in foreign currencies described in Note 13 are as follows (foreign currencies other than U.S. dollars are translated into U.S. dollars; Korean won in millions):

	2003			2004

Account	U.S. Dollars	Won Equivalent		U.S. Dollars	Won Equivalent

Cash and cash equivalents	$163	W	195	$1,026	W	1,075
Trade accounts and notes receivable	1,447		1,733	—		—
Long-term loans	1,450		1,737	7,185		7,500
Trade accounts and notes payable	6,623		7,933	6,205		6,477
Accounts payable- other	3,019		3,616	19,289		20,134

19.	OPERATING REVENUE AND EXPENSES:
      (1) Operating revenue for the years ended December 31, 2002, 2003 and 2004 consist of the following (won in millions):

	2002		2003		2004

PCS service	W	4,208,409	W	4,246,131	W	4,695,733
Sales of PCS handsets		1,111,619		877,481		1,247,159

	W	5,320,028	W	5,123,612	W	5,942,892

KT FREETEL CO., LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
      (2) Operating expenses for the years ended December 31, 2002, 2003 and 2004 are summarized below (won in millions).

	2002		2003		2004

Salaries and wages	W	133,695	W	146,271	W	175,541
Provision for severance indemnities		15,100		12,257		12,485
Employee welfare		23,686		27,041		29,665
Rent		80,885		100,925		114,220
Lease		50,383		40,839		61,307
Commissions		353,628		424,255		439,524
Depreciation		723,667		838,747		996,044
Amortization		1,832		15,288		108,243
Tax and dues		41,451		47,887		45,400
Interconnection charges		462,117		464,264		506,982
Leased line charges		367,800		355,936		357,257
Ordinary development costs		19,991		13,146		9,583
Sales promotion		173,646		131,394		180,574
Sales commissions		553,015		457,760		718,089
Advertisements		144,938		123,842		135,663
Bad debt		23,555		52,488		25,485
Water and electricity		39,521		43,980		49,686
Communications		28,125		29,397		28,907
Repairs and maintenance		71,597		59,373		58,456
Cost of PCS handset sales		1,102,273		881,678		1,268,367
Other		64,932		75,192		81,267

	W	4,475,837	W	4,341,9600	W	5,402,745

20.	RELATED PARTY TRANSACTIONS:
      (1) Transactions with related parties for the years ended December 31, 2002, 2003 and 2004 are as follows (won in millions):
Revenues:

	Transaction	2002		2003		2004

KT Corporation	Interconnection charges and others	W	549,493	W	599,176	W	631,544
KT Solutions	Interconnection charges and others		5,671		9,683		8,772
KT Hitel	”		25		—		43
Others	”		511		775		1,478

		W	555,700	W	609,634	W	641,837

KT FREETEL CO., LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
Expenses:

	Transaction	2002		2003		2004

KT Corporation	Leased line charges and others	W	1,270,716	W	475,648	W	482,900
KT Solutions	Interconnection charges and others		261		2,437		8,258
KT Hitel	”		539		280		6,933
Others	”		1,196		3,591		2,191

		W	1,272,712	W	481,956	W	500,282

(2)	Receivables and payables with related parties as of December 31, 2003 and 2004 are as follows (won in millions):

	Receivables				Payables

	2003		2004		2003		2004

KT Corporation	W	160,042	W	155,301	W	354,893	W	389,725
KT Solutions		150		300		201		377
KT Hitel		—		—		28		2,584
Others		17		384		1,323		293

	W	160,209	W	155,985	W	356,445	W	392,979

21.	COMMITMENT:
      The Company has entered into an agreement covering the resale of PCS with KT Corporation. In return for providing access to the telecommunications network, the Company receives a certain amount computed by multiplying outgoing calls generated from KT Corporation’s subscribers by a rate per minute.

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
      Details of the Company’s business segment operations for the years ended December 31, 2002, 2003 and 2004 are as follows (won in millions):

			IMT 2000		PCS
2002	PCS Service		Service		Handsets		Total

Operating revenue	W	5,320,028	W	—	W	—	W	5,320,028
Operating income		844,191		—		—		844,191
Ordinary income		612,443		—		—		612,443
Depreciation		723,667		—		—		723,667
Property and equipment, net(*)		4,241,471		11,732		3,865		4,257,068

KT FREETEL CO., LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

			IMT 2000		PCS
2003	PCS Service		Service		Handsets		Total

Operating revenue	W	5,076,526	W	—	W	47,086	W	5,123,612
Operating income		782,231		—		(579)		781,652
Ordinary income		459,084		—		(3,428)		455,656
Depreciation		837,971		—		1,459		839,430
Property and equipment, net(*)		4,272,653		49,714		8,879		4,331,246

			IMT 2000		PCS
2004	PCS Service		Service		Handsets		Total

Operating revenue	W	5,830,818	W	—	W	112,074	W	5,942,892
Operating income		528,987		—		11,160		540,147
Ordinary income		308,610		—		6,978		315,588
Depreciation		992,900		—		3,144		996,044
Property and equipment, net(*)		4,340,936		76,679		12,594		4,430,209

(*)	construction in progress is not included.

23.	EVENT OCCURRING AFTER BALANCE SHEET DATE:
      On February 5, 2005, the Company issued debentures amounting to W200,000 million.

24.	MERGER:
      Effective March 6, 2003, KT ICOM, a former affiliate, was merged into KT Freetel. The overview of the merger is as follows:

(1)	Relation of the two companies
      Prior to the merger, both KT ICOM and KT Freetel were subsidiaries of KT Corporation.

(2)	Schedule of merger
      The merger was approved at the general meeting of shareholders on January 28, 2003 and became effective on March 6, 2003.

(3)	Exchange rate of shares
      0.55636 share of KT Freetel was issued in exchange for one share of KTI COM, and KT ICOM had 100,000,000 issued shares of W5,000 par value at the time of the merger. The number of the newly issued common shares to KT ICOM shareholders were 7,082,476.

(4)	Result of the merger
      Assets, liabilities and treasury stock transferred from KT ICOM to KT Freetel at book value as shown on the consolidated financial statements of the parent company were W2,458,989 million, W707,162 million and W66,777 million, respectively.
      As a result of the merger, the investment securities of KT ICOM accounted for using the equity method of W1,590,360 million were eliminated. The common shares at par value of W35,412 million was issued to KT ICOM’s shareholders and the value of net assets transferred was W1,818,604 million. The difference between the carrying value of the investment securities and the value of net assets transferred amounting to W

KT FREETEL CO., LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
228,244 million, less capital stock issued at par value of W35,412 million and the issuance cost of W177 million, was recorded as paid-in capital in excess of par value.

(5)	Summarized financial statements of KT ICOM are as follows (won in millions):

Summarized Balance Sheets

	2003.3.5		2002.12.31

Current assets	W	1,080,950	W	1,114,766
Non-current assets		1,378,039		1,349,660

Total assets	W	2,458,989	W	2,464,426

	2003.3.5		2002.12.31

Current liabilities	W	196,745	W	130,625
Long-term liabilities		510,417		515,619

Total liabilities		707,162		646,244

Capital stock		500,000		500,000
Capital surplus		1,300,000		1,300,000
Accumulated retained earnings		18,604		18,182
Capital adjustments		(66,777)		—

Total shareholders’ equity		1,751,827		1,818,182

Total liabilities and shareholders equity	W	2,458,989	W	2,464,426

       Summarized Statements of Income

	2003.1.1-2003.3.5		2002.1.1-2002.12.31

Operating revenue	W	—	W	—
Operating expenses		14,570		61,303

Operating loss		(14,570)		(61,303)
Other income		10,571		60,058

Ordinary loss		(3,999)		(1,245)
Extraordinary item		—		—

Loss before income tax		(3,999)		(1,245)
Income tax benefits		(8,038)		(359)

Net income (loss)	W	4,039	W	(886)

25.	RECONCILIATION TO ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN THE UNITED STATES:
      Accounting practices used by the Company in preparing the accompanying financial statements conform with generally accepted accounting principles in the Republic of Korea (“Korean GAAP”), but do not conform with accounting principles generally accepted in the United States of America (“U.S. GAAP”). The significant differences applicable to the Company are described below. Other differences do not have a significant effect on either net income or shareholders’ equity.

KT FREETEL CO., LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(1)	Capitalization of foreign currency translation gain (loss)
      Under previous Korean GAAP, certain unrealized foreign currency translation gains and losses were excluded from the results of operations and included in the cost of property and equipment. However, under U.S. GAAP, all unrealized foreign currency translation gains and losses on monetary assets and liabilities are to be included in the current year’s results of operations.
      The amounts of foreign currency translation gains and losses included in property and equipment under Korean GAAP were adjusted to comply with U.S. GAAP.

(2)	Interest Capitalization
      As explained in Note 2, under Korean GAAP, starting from January 1, 2003, interest expense is no longer capitalized. However, under U.S. GAAP, the Company’s policy is to capitalize interest that would have theoretically been avoided had expenditures not been made for assets, which require a period of time to get them ready for their intended uses.

(3)	Licensing Cost
      Under Korean GAAP, the licensing cost paid by the initial shareholders to obtain the operating licenses prior to the establishment of the Company were not recorded in the accounts of the Company.
      Under U.S. GAAP, licensing costs were accounted for as an intangible asset and capital surplus at the time of establishment of the Company.

(4)	Deferred Charges
      Deferred charges in intangibles consist primarily of development costs which are deferred under Korean GAAP.
      Under U.S. GAAP, development costs are charged to expenses when incurred and are classified as operating expenses.

(5)	Revenue Recognition
      Under Korean GAAP, activation fees are recorded as revenue when billed and the related direct incremental acquisition costs are expensed as incurred.
      Under U.S. GAAP, such amounts are deferred and recognized over the period of the customer relationship.
     (6)     Merger with KTM.Com Co., Ltd.
      Under Korean GAAP, as KT Freetel and KTM.Com Co., Ltd. were subsidiaries of KT Corporation prior to merger, assets and liabilities were transferred from KTM.Com Co., Ltd. to KT Freetel at book value as shown in the consolidated financial statements of KT Corporation and the difference between the par value of capital stock issued and the value of net assets transferred was recorded in the capital surplus account.
      Under U.S. GAAP, assets and liabilities were transferred from KTM.Com Co., Ltd. to KT Freetel at fair value and the difference between the fair value of capital stock issued and the fair value of net assets transferred was recorded as intangible assets.
      The Company classified the intangible assets into two components: subscriber base and goodwill.

KT FREETEL CO., LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(7)	Merger with KT ICOM
      Under Korean GAAP, as KT Freetel and KT ICOM were subsidiaries of KT Corporation prior to the merger, assets and liabilities were transferred from KT ICOM to KT Freetel at book value as shown in the consolidated financial statements of KT Corporation and the difference between the par value of capital stock issued and the value of net assets transferred was recorded in the capital surplus account.
      Under U.S. GAAP, assets and liabilities were transferred from KT ICOM to KT Freetel at fair value. As the fair value of net assets transferred exceed the fair value of capital stock issued, the non-current assets were reduced proportionally.

(8)	Goodwill and Other Intangibles
      Under Korean GAAP, the purchase price over the fair value of net assets being acquired was recorded as goodwill and it is amortized over 20 years. An impairment loss is recognized when the carrying amount of goodwill exceeds the fair value.
      Under SFAS No. 142 — “Goodwill and Intangible Assets”, intangible assets with finite lives continue to be amortized over their useful economic lives. Goodwill and intangible assets with indefinite lives are not amortized, but tested for impairment, at least annually.
      In accordance with SFAS No. 142, the goodwill and intangibles acquired from KTM.Com and KT ICOM and amortization expense for the years ended December 31, 2002, 2003 and 2004 are as follows (won in millions):

				Amortization Expense

		Initial Amount		2002		2003		2004

KTM.Com	Goodwill	W	558,505	W	—	W	—	W	—
	Subscriber base		605,563		126,159		162,204		162,204
	License cost		83,875		—		—		—
KT ICOM	Frequency use right		1,209,883		—		7,753		91,945

(9)	Disposal of Trade Accounts and Notes Receivable
      Under Korea GAAP, the transactions between KT Freetel and KTF First Securitization Specialty Co., Ltd., between KT Freetel and KTF Second Securitization Specialty Co., Ltd. and between KT Freetel and Shinhan Bank Trust are recorded as a sale of trade accounts and notes receivable. Under U.S. GAAP, those transactions do not qualify for sale accounting and as such, the transactions are classified as borrowings.

(10)	Minority Interests in Consolidated Subsidiary
      Under Korean GAAP, minority interests in consolidated subsidiary are presented as a component of shareholders’ equity in the consolidated balance sheets. Under U.S. GAAP, minority interests in consolidated subsidiary are not included in shareholders’ equity; rather, it is presented between liabilities and shareholders’ equity item in the consolidated balance sheets.

(11)	Accrued Severance Benefits
      Under the Korean labor law, employees with more than one year of service are entitled to receive a lump sum payment upon voluntary or involuntary termination of their employment. The amount of the benefit is based on the terminated employee’s length of employment and rate of pay prior to termination. Korean GAAP requires that a company record the vested benefit obligation at the balance sheet date assuming all employees

KT FREETEL CO., LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
were to terminate their employment as of that date. The change in the vested benefit obligation during the year is recorded as the current year’s severance expense.
      The severance benefits program in the Republic of Korea is similar to a defined benefit plan in the United States. Generally, in the United States, plan assets are maintained by an independent trustee and therefore, the benefit obligation is recorded net of plan assets, while in Korea, the Company records the plan assets in its financial statements.
      Under U.S. GAAP, for employee benefit plans with the characteristics of the Korean plans, if the assumption for salary progression is less than the assumption for the discount rate, it is acceptable to assume that the vested benefit obligation is larger than the present value of the projected benefit obligation and the Company may record a pension liability equal to the vested benefit obligation at the balance sheet date. Under these circumstances, the periodic pension expense is equal to the change in the vested benefit obligation during the year and there is no significant difference between Korean GAAP and U.S. GAAP. The Company’s management believes that the liability and expense recorded under Korean GAAP in the accompanying financial statements do not differ from that required under U.S. GAAP.
      The Company expects to pay the following future benefits over next 10 years to its employees upon their normal retirement age (won in million):

Year	Amount

2012	W	439
2013		207
2014		1,029

	W	1,675

      The above amounts were determined based on the employees’ current salary rates and the number of service years that will be accumulated upon their retirement date. These amounts do not include amounts that might be paid to employees that will cease working with the Company before their normal retirement age.

(12)	Comprehensive Income
      Under the Korean GAAP, there is no requirement to present comprehensive income. Whereas, U.S. GAAP requires to present comprehensive income and its components in the financial statements. Comprehensive income includes all changes in shareholders’ equity during a period except those resulting from investment by, or distribution to owners, including certain items not included in the current year’s results of operations.
      Comprehensive income for the years ended December 31, 2002, 2003 and 2004 is summarized as follows:

	Korean Won

	2002		2003		2004

	(In millions)
Net income as adjusted in accordance with U.S. GAAP	W	460,679	W	332,756	W	173,856

Other comprehensive income, net of tax:
Unrealized gain (loss) on investments, net of tax of W745 million in 2002, W1,540 million in 2003 and W697 million in 2004		1,762		3,646		(1,649)
Reclassification adjustment		—		(548)		—

Comprehensive income as adjusted in accordance with U.S. GAAP	W	462,441	W	335,854	W	172,207

KT FREETEL CO., LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(13)	Effect on Net Earnings and Shareholders’ Equity
      The effects of the significant adjustments to net earnings and shareholders’ equity that are required if U.S. GAAP were applied instead of Korean GAAP are summarized as follows (won in millions, except per share amounts):

	2002		2003		2004

Net income under Korean GAAP	W	532,163	W	406,029	W	287,863
Adjustments:
(1) Capitalization of foreign currency translation gain (loss), net		1,278		820		820
(2) Interest capitalization		4,398		75,867		12,402
(4) Deferred charges		248		(3,210)		(3,693)
(5) Revenue recognition		4,482		4,150		(1,075)
(7) Merger with KT ICOM		—		240		2,884
(8) Amortization of subscriber base		(126,159)		(162,204)		(162,204)
(9) Disposal of trade accounts and notes receivable		14,068		(7,357)		(6,385)
Deferred tax effect of U.S. GAAP adjustments		30,201		18,421		43,244

		(71,484)		(73,273)		(114,007)

Adjusted net income under U.S. GAAP	W	460,679	W	332,756	W	173,856

Basic earnings per share	W	2,514	W	1,776	W	946

	2003		2004

Shareholders’ equity under Korean GAAP	W	3,143,038	W	3,190,149
Adjustments:
(1) Capitalization of foreign currency translation gain (loss), net		(2,246)		(1,427)
(2) Interest capitalization		57,386		69,789
(3) Licensing cost		44,953		44,953
(4) Deferred charges		(3,210)		(6,903)
(5) Revenue recognition		(1,743)		(2,818)
(6) Merger with KTM.Com		793,800		631,596
(7) Merger with KT ICOM		(37,249)		(34,365)
(9) Disposal of trade accounts and notes receivable		6,711		326
(10) Minority interests in consolidated subsidiary		(3,300)		(8,040)
Deferred tax effect of U.S. GAAP adjustments		(237,247)		(194,003)

		617,855		499,108

Shareholders’ equity under U.S. GAAP	W	3,760,893	W	3,689,257

KT FREETEL CO., LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
      The condensed balance sheets in accordance with U.S. GAAP as of December 31, 2003 and 2004 are as follows (won in millions):

	2003		2004

Assets:
Current assets	W	1,770,935	W	1,986,830
Property and equipment		4,710,105		4,653,296
Intangible assets		2,127,992		1,876,382
Other assets		358,894		399,296

	W	8,967,926	W	8,915,804

Liabilities:
Current liabilities	W	2,604,848	W	2,414,635
Long-term liabilities		2,600,613		2,805,940

		5,205,461		5,220,575
Minority interest in consolidated subsidiaries		1,572		5,972
Shareholders’ equity		3,760,893		3,689,257

	W	8,967,926	W	8,915,804

SIGNATURES
      The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

KT CORPORATION
(Registrant)

/s/ Yong-Kyung Lee

Name: Yong-Kyung Lee
Title: President and Chief Executive Officer
Date: June 28, 2005

Exhibit Index

1		Articles of Incorporation of KT Corporation (English translation)
2	.1*	Form of Common Stock Certificate of KT Corporation, par value Won 5,000 per share (including translation in English) (incorporated herein by reference to Exhibit 4.3 of the Registrant’s Registration Statement (Registration No. 333-7630) on Form F-1).
2	.2*	Deposit Agreement dated as of May 25, 1999 entered into among KT Corporation, Citibank, N.A., as depositary, and all Holders and Beneficial Owners of American Depositary Shares evidenced by the American Depositary Receipts issued thereunder, including the form of American depositary receipt (incorporated herein by reference to Exhibit (a)(i) of the Registrant’s Registration Statement (Registration No. 333-13578) on Form F-6).
2	.3*	Form of Amendment No. 1 Deposit Agreement dated as of May 25, 1999 entered into among KT Corporation, Citibank, N.A., as depositary, and all Holders and Beneficial Owners of American Depositary Shares evidenced by the American Depositary Receipts issued thereunder, including the form of American depositary receipt (incorporated herein by reference to Exhibit (a)(ii) of the Registrant’s Registration Statement (Registration No. 333-13578) on Form F-6).
2	.4*	Letter from Citibank, N.A., as depositary, to the Registrant relating to the pre-release of the American depositary receipts (incorporated herein by reference to the Registrant’s Registration Statement (Registration No. 333-10330) on Form F-6).
7.1		Computation of ratio of earnings to fixed charges
8.1		List of subsidiaries of KT Corporation
12.1		Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2		Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1		Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1		Consent of KPMG Samjong Accounting Corp. with respect to the financial statements of KT Corporation
15.2		Consent of Deloitte HanaAnjin LLC with respect to the financial statements of KT Freetel Co., Ltd.
15.3		The Telecommunications Basic Law (English translation)
15.4		Enforcement Decree of the Telecommunications Basic Law (English translation)
15.5		The Telecommunications Business Law (English translation)
15.6		Enforcement Decree of the Telecommunications Business Act (English translation)

*	Filed previously as indicated.