Form 20-F/A
period 2004-12-31
KT CORP
filed 2005-07-18
CIK 892450

As filed with the Securities and Exchange Commission on July 18, 2005

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.

Form 20-F/A

AMENDMENT NO. 1 TO ANNUAL REPORT PURSUANT TO
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
Dividends
      The table below sets out the annual dividends declared on the outstanding common stock to shareholders of record on December 31 of the years indicated and the interim dividends declared on the outstanding common stock to shareholders of record on June 30 of the years indicated.

	Annual Dividend	Annual Dividend		Average Total
	per Common Stock	per Common Stock	Interim Dividend	Dividend per
Year	to Government	to Public	per Common Stock	Common Stock

	(In Won)	(In Won)	(In Won)	(In Won)
2000	450	600	—	511
2001	720	720	—	720
2002	—	860	—	860
2003	—	2,000	—	2,000
2004	—	2,000	1,000	3,000
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

Item 16.D.	Exemptions from the Listing Standards for Audit Committees
      Not applicable.

Item 16.E.	Purchases of Equity Securities by the Issuer and Affiliated Purchasers
      The following table sets forth the repurchases of common shares by us or any affiliated purchasers during the fiscal year ended December 31, 2004:

		Average Price		Total Number of Shares	Maximum Number of Shares
	Total Number of	Paid per Share		Purchased as Part of	that May Yet Be Purchased
Period	Shares Purchased	(In Won)		Publicly Announced Plans	Under the Plans

January 1 to January 31	0	W	—	0	0
February 1 to February 29	0		—	0	0
March 1 to March 31	0		—	0	0
April 1 to April 30	0		—	0	0
May 1 to May 31	0		—	0	0
June 1 to June 30	0		—	0	0
July 1 to July 31	0		—	0	0
August 1 to August 31	0		—	0	0
September 1 to September 30	0		—	0	0
October 1 to October 31	0		—	0	0
November 1 to November 30	0		—	0	0
December 1 to December 31	0		—	0	0

Total	0	W	—	0	0

PART III

Item 17.	Financial Statements
      Not applicable.

Item 18.	Financial Statements
AUDITED CONSOLIDATED ANNUAL FINANCIAL STATEMENTS OF KT CORPORATION
AUDITED CONSOLIDATED ANNUAL FINANCIAL STATEMENTS OF KT FREETEL CO., LTD.*

*	Included pursuant to Rule 3-09 of Regulation S-X under the Securities Act of 1933, as amended.

Item 19.	Exhibits

1	*	Articles of Incorporation of KT Corporation (English translation)
2.1	*	Form of Common Stock Certificate of KT Corporation, par value Won 5,000 per share (including translation in English) (incorporated herein by reference to Exhibit 4.3 of the Registrant’s Registration Statement (Registration No. 333-7630) on Form F-1)
2.2	*	Deposit Agreement dated as of May 25, 1999 entered into among KT Corporation, Citibank, N.A., as depositary, and all Holders and Beneficial Owners of American Depositary Shares evidenced by the American Depositary Receipts issued thereunder, including the form of American depositary receipt (incorporated herein by reference to Exhibit(a)(i) of the Registrant’s Registration Statement (Registration No. 333-13578) on Form F-6)
2.3	*	Form of Amendment No. 1 Deposit Agreement dated as of May 25, 1999 entered into among KT Corporation, Citibank, N.A., as depositary, and all Holders and Beneficial Owners of American Depositary Shares evidenced by the American Depositary Receipts issued thereunder, including the form of American depositary receipt (incorporated herein by reference to Exhibit(a)(ii) of the Registrant’s Registration Statement (Registration No. 333-13578) on Form F-6)
2.4	*	Letter from Citibank, N.A., as depositary, to the Registrant relating to the pre-release of the American depositary receipts (incorporated herein by reference to the Registrant’s Registration Statement (Registration No. 333-10330) on Form F-6)
7.1	*	Computation of ratio of earnings to fixed charges
8.1	*	List of subsidiaries of KT Corporation
12.1		Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2		Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1		Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1	*	Consent of KPMG Samjong Accounting Corp. with respect to the financial statements of KT Corporation
15.2	*	Consent of Deloitte HanaAnjin LLC with respect to the financial statements of KT Freetel Co., Ltd.
15.3	*	The Telecommunications Basic Law (English translation)
15.4	*	Enforcement Decree of the Telecommunications Basic Law (English translation)
15.5	*	The Telecommunications Business Law (English translation)
15.6	*	Enforcement Decree of the Telecommunications Business Act (English translation)

*	Filed previously.

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

KT CORPORATION
(Registrant)

/s/ Yong-Kyung Lee

Name: Yong-Kyung Lee
Title: President and Chief Executive Officer
Date: July 18, 2005

Exhibit Index

1	*	Articles of Incorporation of KT Corporation (English translation)
2.1	*	Form of Common Stock Certificate of KT Corporation, par value Won 5,000 per share (including translation in English) (incorporated herein by reference to Exhibit 4.3 of the Registrant’s Registration Statement (Registration No. 333-7630) on Form F-1).
2.2	*	Deposit Agreement dated as of May 25, 1999 entered into among KT Corporation, Citibank, N.A., as depositary, and all Holders and Beneficial Owners of American Depositary Shares evidenced by the American Depositary Receipts issued thereunder, including the form of American depositary receipt (incorporated herein by reference to Exhibit (a)(i) of the Registrant’s Registration Statement (Registration No. 333-13578) on Form F-6).
2.3	*	Form of Amendment No. 1 Deposit Agreement dated as of May 25, 1999 entered into among KT Corporation, Citibank, N.A., as depositary, and all Holders and Beneficial Owners of American Depositary Shares evidenced by the American Depositary Receipts issued thereunder, including the form of American depositary receipt (incorporated herein by reference to Exhibit (a)(ii) of the Registrant’s Registration Statement (Registration No. 333-13578) on Form F-6).
2.4	*	Letter from Citibank, N.A., as depositary, to the Registrant relating to the pre-release of the American depositary receipts (incorporated herein by reference to the Registrant’s Registration Statement (Registration No. 333-10330) on Form F-6).
7.1	*	Computation of ratio of earnings to fixed charges
8.1	*	List of subsidiaries of KT Corporation
12.1		Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2		Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1		Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1	*	Consent of KPMG Samjong Accounting Corp. with respect to the financial statements of KT Corporation
15.2	*	Consent of Deloitte HanaAnjin LLC with respect to the financial statements of KT Freetel Co., Ltd.
15.3	*	The Telecommunications Basic Law (English translation)
15.4	*	Enforcement Decree of the Telecommunications Basic Law (English translation)
15.5	*	The Telecommunications Business Law (English translation)
15.6	*	Enforcement Decree of the Telecommunications Business Act (English translation)

*	Filed previously.