Form 20-F
period 2005-12-31
KT CORP
filed 2006-06-26
CIK 892450

As filed with the Securities and Exchange Commission on June 26, 2006

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2005

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report

For the transition period from                      to

Commission file number 1-14926

KT Corporation

(Exact name of Registrant as specified in its charter)

The Republic of Korea

(Jurisdiction of incorporation or organization)

206 Jungja-dong

Bundang-ku, Sungnam

Gyunggi-do

463-711 Korea

(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of Each Class	Name of Each Exchange on Which Registered
American Depositary Shares, each representing one-half of one share of Common Stock	New York Stock Exchange

Common Stock, par value Won 5,000 per share	New York Stock Exchange*

Securities registered or to be registered pursuant to Section 12(g) of the Act.

None

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

$200,000,000 7 5/8% Notes due 2007

$1,210,050,000 0.25% Convertible Notes due 2007

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

213,056,647 shares of Common Stock, par value Won 5,000 per share

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes    ☒  No    ☐

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. Yes    ☐  No    ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes    ☒  No    ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer    ☒ Accelerated filer    ☐  Non-accelerated filer    ☐

Indicate by check mark which financial statement item the registrant has elected to follow. Item 17    ☐  Item 18    ☒

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes    ☐  No    ☒

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court. Yes    ☐  No    ☐

*	Not for trading, but only in connection with the registration of the American Depositary Shares.

i

ii

GLOSSARY

All references to “Korea” or the “Republic” contained in this annual report mean the Republic of Korea. All references to the “Government” mean the government of the Republic of Korea. All references to “we,” “us” or the “Company” mean KT Corporation and, as the context may require, its subsidiaries.

Any discrepancies in any table between totals and the sums of the amounts listed are due to rounding.

All references to “Won” or “W” in this annual report are to the currency of the Republic and all references to “Dollars,” “$,” “US$” or “U.S. dollars” are to the currency of the United States of America.

Unless otherwise indicated, translations of Won amounts into Dollars in this annual report were made at the noon buying rate in The City of New York for cable transfers in Won per US$1.00 as certified for customs purposes by the Federal Reserve Bank of New York. Unless otherwise stated, the translations of Won into Dollars were made at the noon buying rate in effect on December 30, 2005, which was Won 1,010.00 to US$1.00.

PART I

Item 1. Identity of Directors, Senior Managers and Advisors

Item 1.A. Directors and Senior Management

Not applicable.

Item 1.B. Advisers

Not applicable.

Item 1.C. Auditors

Not applicable.

Item 2. Offer Statistics and Expected Timetable

Not applicable.

Item 3. Key Information

Item 3.A. Selected Financial Data

You should read the selected consolidated financial data below in conjunction with the Consolidated Financial Statements as of December 31, 2004 and 2005 and for each of the years in the three-year period ended December 31, 2005, and the report of independent registered public accounting firm on these statements included herein. The selected consolidated financial data for the five years ended December 31, 2005 are derived from our audited consolidated financial statements.

Our Consolidated Financial Statements are prepared in accordance with Korean GAAP, which differ in certain significant respects from accounting principles generally accepted in the United States of America (“U.S. GAAP”). See Note 36 to the Consolidated Financial Statements for a description of the nature and the effect of such differences.

Income Statement Data

	Year Ended December 31,
	2001		2002		2003		2004		2005		2005
	(In billions of Won and millions of Dollars, except per share data)
Korean GAAP(1):
Operating revenues	(Won)	15,978	(Won)	16,437	(Won)	16,068	(Won)	17,068	(Won)	17,156	US$	16,986
Operating expenses		14,002		14,056		14,245		14,588		14,725		14,579
Operating income		1,976		2,382		1,822		2,481		2,431		2,407
Donations and contribution payments(2)		157		145		182		147		140		139
Gain (loss) on disposition of available-for-sale securities(3)		628		1,177		772		(15)		70		70
Income taxes(4)		421		741		524		578		421		417
Net earnings		1,113		1,947		822		1,282		1,052		1,042
Basic earnings per share(5)		3,576		7,504		3,802		6,084		4,972		4.92
Diluted earnings per share(6)		3,576		6,601		3,313		5,697		4,966		4.92
Dividends per share(7)		720		860		2,000		3,000		3,000		2.97
U.S. GAAP(8):
Operating revenues	(Won)	11,588	(Won)	11,508	(Won)	11,776	(Won)	12,240	(Won)	12,328	US$	12,206
Operating income		1,146		1,860		1,167		1,944		1,539		1,524
Income taxes		250		520		218		387		356		352
Net earnings		1,106		1,556		395		1,405		1,149		1,137
Basic earnings per share(5)		3,233		5,997		1,830		6,663		5,428		5.37
Basic earnings per share before cumulative effect of accounting change(5)		3,233		5,997		1,830		6,663		5,428		5.37
Diluted earnings per share(6)		3,233		4,972		1,653		6,215		5,423		5.37
Diluted earnings per share before cumulative effect of accounting change(6)		3,233		4,972		1,653		6,215		5,423		5.37

Balance Sheet Data

	Year Ended December 31,
	2001		2002		2003		2004		2005		2005
	(In billions of Won and millions of Dollars)
Korean GAAP(1):
Working capital(9)	(Won)	(331)	(Won)	499	(Won)	(1,184)	(Won)	(1,526)	(Won)	1,309	US$	1,296
Net property, plants and equipment		17,139		16,853		16,374		15,721		15,087		14,938
Total assets		30,012		29,050		25,557		26,473		24,639		24,395
Long-term debt, excluding current portion		6,513		9,877		9,050		6,985		7,360		7,288
Refundable deposits for telephone installation(10)		2,349		1,534		1,227		1,087		958		949
Total stockholders’ equity		13,759		9,833		8,397		9,026		10,350		10,248
U.S. GAAP(8):
Working capital(9)	(Won)	(666)	(Won)	678	(Won)	(99)	(Won)	(763)	(Won)	334	US$	331
Net property, plants and equipment		12,804		11,995		11,515		10,846		10,677		10,572
Total assets		22,856		21,737		19,532		20,384		18,383		18,202
Total stockholders’ equity		11,189		7,270		5,890		6,660		7,345		7,272

Operating Data

	As of December 31,
	2001	2002	2003	2004	2005
	(Unaudited)
Lines installed (thousands)(11)	24,854	25,062	25,202	25,577	26,190
Lines in service (thousands)(11)	21,898	22,327	21,841	21,091	20,837
Lines in service per 100 inhabitants(12)	44.9	46.8	45.6	43.8	43.1
Lines in service per employee(11)(13)	497	511	580	559	549
PCS subscribers (thousands)(14)	9,591	10,333	10,442	11,729	12,302
Broadband Internet subscribers (thousands)	3,858	4,922	5,589	6,078	6,242

Other Financial Data

	Year Ended December 31,
	2001		2002		2003		2004		2005		2005
	(In billions of Won and millions of Dollars)
Korean GAAP(1):
Net cash provided by operating activities	(Won)	3,629	(Won)	4,827	(Won)	3,190	(Won)	4,719	(Won)	5,986	US$	5,927
Net cash used in investing activities		(3,916)		(4,065)		(1,481)		(3,618)		(2,523)		(2,498)
Net cash provided by (used in) financing activities		755		(844)		(2,065)		(106)		(3,725)		(3,688)
U.S. GAAP(8):
Net cash provided by operating activities	(Won)	2,317	(Won)	2,973	(Won)	2,174	(Won)	3,613	(Won)	3,588	US$	3,553
Net cash used in investing activities		(2,443)		(2,639)		(1,654)		(2,607)		(735)		(727)
Net cash provided by (used in) financing activities		299		(254)		(691)		(19)		(3,362)		(3,328)

(1)	Effective January 1, 2003, we adopted Statements of Korea Accounting Standards (“SKAS”) No. 2 through No. 9. In accordance with these standards, the cumulative effects on prior years were adjusted to the beginning balance of retained earnings. In addition, certain accounts of the prior year consolidated financial statements were reclassified to conform to the current year’s presentation. Effective January 1, 2005, we adopted SKAS No. 15 “Investment in Associates,” No. 16 “Income Taxes” and No. 17 “Provisions, Contingent Liabilities and Contingent Assets”. As allowed by these standards, prior year balances were not reclassified to conform to the current year presentation. See Note 2 to the Consolidated Financial Statements.
(2)	Includes donations and contributions to the Government’s Information and Telecommunication Improvement Fund, the Korea Electronic Telecommunication Research Institute and other institutes supporting science and technology research. See Note 33 to the Consolidated Financial Statements.
(3)	Includes a gain of Won 616 billion in 2001 as a result of our disposition of 2,674,580 shares of SK Telecom, a gain of Won 1,154 billion in 2002 as a result of our disposition of 5,457,635 shares of SK Telecom and a gain of Won 776 billion in 2003 as a result of our disposition of 3,809,288 shares of SK Telecom.
(4)	Includes impairment of deferred tax asset of Won 134 billion in 2003, Won 174 billion in 2004 and Won 90 billion in 2005 due to our conclusion that we would not be able to realize the tax benefit of our equity in losses of affiliates within the near future. See Note 26 to the Consolidated Financial Statements.
(5)	Basic earnings per share under Korean GAAP and U.S. GAAP is calculated by dividing net earnings by the weighted average number of shares outstanding during the period. The weighted average number of shares of common stock outstanding during the period was 216,106 thousand for 2003, 210,759 thousand for 2004 and 211,565 thousand for 2005.
(6)

Diluted earnings per share are calculated based on the effect of dilutive securities that were outstanding during the period. The denominator of the diluted earnings per share computation is adjusted to include the number of additional common shares that would have been outstanding if the dilutive securities had been converted into common stock. In addition, the numerator is adjusted to include the after-tax amount of interest recognized associated with convertible notes. The weighted average number of common and common equivalent shares outstanding was 263,556 thousand for 2003, 233,270 thousand for 2004 and 211,822 for 2005. (Under U.S. GAAP, 241,291 thousand for 2003, 233,270 thousand for 2004 and 211,822 thousand for 2005.)

(7)	Dividends paid on a per share basis for shares owned by the Government differ from dividends paid on a per share basis to all the other shareholders. The Government completed the disposition of its ownership interest in us in May 2002. The calculation of dividends per share represents the weighted average dividends paid per share.
(8)	See Note 36 to the Consolidated Financial Statements for reconciliation to U.S. GAAP.
(9)	“Working capital” means current assets minus current liabilities.
(10)	See “Item 5. Operating and Financial Review and Prospects—Item 5.A. Operating Results—Non-refundable Service Installation Fee,” “Item 4. Information on the Company—Item 4.B. Business Overview—Revenues and Rates—Telephone Services—Local Telephone Service.” Through September 15, 1998, we collected deposits for telephone installation to be refunded without interest to the telephone subscribers upon termination of service. Beginning on September 15, 1998, we allowed customers to choose between alternative plans for basic telephone service. Under such plan, customers were permitted the option to either place fully refundable deposits or pay a reduced non-refundable service initiation fee. Effective April 15, 2001, all new customers are required to pay a non-refundable service initiation fee.
(11)	Including public telephones.
(12)	Excluding public telephones.
(13)	Excluding employees of our subsidiaries.
(14)	Includes subscribers of KTF and resale subscribers of KT Corporation. As of December 31, 2002, KTF had approximately 8.9 million subscribers and KT Corporation had approximately 1.4 million resale subscribers. As of December 31, 2003, KTF had approximately 8.9 million subscribers and KT Corporation had approximately 1.6 million resale subscribers. As of December 31, 2004, KTF had approximately 9.5 million subscribers and KT Corporation had approximately 2.2 million resale subscribers. As of December 31, 2005 KTF had approximately 9.8 million subscribers and KT Corporation had approximately 2.5 million resale subscribers.

Exchange Rate Information

The following table sets out information concerning the noon buying rate for the periods and dates indicated.

Period	At End of Period	Average Rate(1)	High	Low
	(Won per US$1.00)
2001	1,313.5	1,293.4	1,369.0	1,234.0
2002	1,186.3	1,242.0	1,332.0	1,160.6
2003	1,192.0	1,183.0	1,262.0	1,146.0
2004	1,035.1	1,139.3	1,195.1	1,035.1
2005	1,010.0	1,023.2	1,059.8	997.0
2006 (through June 23)	955.8	959.0	1,002.9	927.4
January	958.9	981.4	1,002.9	958.9
February	979.9	969.8	976.3	962.0
March	971.4	974.7	982.0	966.8
April	942.8	952.6	970.4	939.6
May	945.3	940.8	951.5	927.4
June (through June 23)	955.8	953.7	961.8	942.7

Source:	Federal Reserve Bank of New York.
(1)	The average rate for each full year is calculated as the average of the noon buying rates on the last business day of each month during the relevant year. The average rate for a full month is calculated as the average of the noon buying rates on each business day during the relevant month (or portion thereof).

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

Fixed-line Telephone Services

Before December 1991, we were the sole provider of local, domestic long-distance and international long-distance telephone services in Korea. Since then, various competitors have entered the local, domestic long-distance and international long-distance telephone service markets in Korea, which have eroded our market shares. DACOM Corporation and Hanaro Telecom, Inc. currently provide local, domestic long-distance and international long-distance telephone services. In addition, Onse Telecom Corp. and SK Telink, Inc. currently provide domestic long-distance and international long-distance telephone services. Starting in 1998, specific service providers, such as Internet phone service providers, voice resellers and call-back service providers, also began offering international long-distance service in Korea. The entry of these and other potential competitors into the local, domestic long-distance and international long-distance telephone service markets has had and may continue to have a material adverse effect on our revenues and profitability from these businesses. We had a market share in the local telephone service of 93.2% as of December 31, 2005 in terms of number of subscribers estimated by us, a market share in the domestic long-distance service of 85.4% in 2005 in terms of revenues estimated by us, and a market share in the international long-distance service of 45.1% in 2005 in terms of revenues estimated by us. We cannot give assurance that we will be able to maintain our share of these businesses at or above current levels.

In recent years, the Ministry of Information and Communication implemented local number portability allowing local fixed-line telephone service subscribers to choose a competing local telephone service provider while retaining the same phone number. The gradual implementation of local number portability began in March 2003 and was completed in August 2004. As of December 31, 2005, approximately 188 thousand of our subscribers switched to our competitors and approximately 79 thousand subscribers of our competitors switched to us. Local number portability may enable Hanaro and DACOM to compete more effectively for our existing customers and may have a material adverse effect on our number of subscribers and on our results of operations.

PCS Service

KTF, our consolidated subsidiary in which we owned a 44.6% interest as of December 31, 2005, provides PCS service, a type of mobile telecommunications service based on Code Division Multiple Access (“CDMA”) technology. Competitors in the mobile telecommunications service industry are cellular service provider SK Telecom and PCS service provider LG Telecom. KTF (including resale subscribers of KT Corporation) had a market share of 32.1% as of December 31, 2005 in terms of the number of mobile service subscribers in Korea announced by the Ministry of Information and Communication, making KTF the second largest service provider. SK Telecom had a market share of 50.9% as of December 31, 2005.

Starting in January 2004 for SK Telecom subscribers, July 2004 for KTF subscribers and January 2005 for LG Telecom subscribers, mobile subscribers have been allowed to switch their service provider while retaining the same mobile phone number. In addition, all new subscribers of mobile services and existing subscribers who elect to receive a new mobile number are given the uniform mobile code of “010” as the first three digits of their mobile numbers without regard to the mobile service provider. The Ministry of Information and Communication has announced that it will implement the uniform mobile code to all mobile numbers in 2007 or 2008 once the total number of subscribers using the uniform mobile code reaches 80% to 90% of the total mobile subscribers in Korea. In addition, starting on March 27, 2006, the Ministry of Information and Communication allows mobile service providers to grant subsidies to subscribers who purchase new handsets. KTF currently provides subsidies between Won 60,000 to Won 250,000 to subscribers for purchase of PCS handsets if they meet certain minimum subscription and billing requirements. Mobile number portability has intensified competition among the mobile service providers and increased their marketing expenses. In addition, the recent decision by the Ministry of Information and Communication to allow subsidies for handsets may further intensify competition among the mobile service providers and may increase their marketing expenses.

On March 6, 2003, KT ICOM, a company created by a consortium of companies including KT Corporation and KTF to offer W-CDMA-based IMT-2000 services, merged into KTF in a stock-for-stock transaction. IMT-2000 is a third-generation, high-capacity wireless communications technology, which allows operators to provide to their customers significantly more bandwidth capacity. Although we expect that our competitors will face similar challenges that we expect to face in implementing this third-generation technology, we cannot assure you that KTF will be able to successfully compete with other third generation service providers. KTF’s inability to compete effectively with third-generation service providers could have a material adverse effect on its financial condition and results of operations. In addition, KTF and NTT DoCoMo Inc. (“DoCoMo”) entered into a strategic alliance in December 2005, pursuant to which DoCoMo acquired newly issued shares representing 10.0% interest in KTF for Won 564 billion. Under the agreement, DoCoMo has the right to require us to purchase these shares if KTF fails to achieve an agreed W-CDMA service coverage rate in Korea by December 31, 2008. If the option is exercised by DoCoMo, we will be required to purchase the shares at the acquisition price plus interest by February 15, 2009. See “—Implementation of the IMT-2000 technology poses challenges and risks to us.”

Internet Services

The Korean broadband Internet access service market has experienced significant growth since Korea Thrunet first introduced its Hybrid Fiber Coaxial (or HFC) based service in 1998. Hanaro Telecom entered the broadband market in 1999 offering both HFC and Asymmetric Digital Subscriber Line (or ADSL) services. We also began offering broadband Internet access service in 1999, followed by Dreamline, Onse and DACOM. In recent years, numerous cable television operators have also begun HFC-based services at rates lower than ours. We had a market share of 51.2% as of December 31, 2005 based on the number of subscribers in Korea estimated by us. As a result of having to compete with a number of competitors and the maturing of the Internet access service market, we currently encounter and we expect to encounter pressure to increase marketing expenses in the future. In addition, we expect industry consolidation among our competitors in the near future, and smaller competitors in the broadband market today may become larger competitors. For example, Hanaro merged with Korea Thrunet in January 2006. Our inability to compete effectively with our competitors could have a material adverse effect on our business.

In March 2005, we also acquired a license to provide wireless broadband Internet access service for Won 126 billion. Wireless broadband Internet access service, or WiBro, enables two-way wireless broadband Internet access to portable computers, mobile phones and other portable devices at a speed up to 1 Mbps. A subscriber is able to access the WiBro network during transit up to 120 kilometers per hour. We positioned WiBro to provide Internet Protocol (IP)-based triple-play services, which are voice, data and video. We conducted trial service of WiBro service in parts of Seoul and Gyunggi Province starting in April 2006 and commercially launched our service in these areas in June 2006. Subject to market conditions, we plan to expand the service to all of metropolitan Seoul and select cities in Gyunggi Province by December 2006. We are planning to spend approximately Won 500 billion in capital expenditures in 2006 to expand our WiBro network, which we may adjust after periodic assessments. We expect to compete with SK Telecom in the wireless broadband service market, and our WiBro service may not be commercially successful.

The market for other Internet-related services in Korea is also very competitive. We anticipate that competition will continue to intensify as the usage and popularity of the Internet grows and as new domestic and international competitors enter the Internet industry in Korea. The substantial growth and potential size of the Internet industry in Korea have drawn many competitors and as a result may lead to increasing price competition to provide Internet-related services. Increased competition in the Internet industry could have a material adverse effect on the number of subscribers of our Internet-related service and on our results of operations.

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

We acquired the right to purchase one of three licenses to provide IMT-2000 services on December 15, 2000, as a member of a consortium of companies including KT Corporation and KTF. In March 2001, KT ICOM, a company created by the consortium, paid half of the Won 1.3 trillion license fee payable to the Ministry of Information and Communication. KTF, which subsequently merged with KT ICOM, is currently obligated to pay the remaining Won 650 billion over a period of five years starting in 2007 as follows: Won 90 billion in 2007, Won 110 billion in 2008, Won 130 billion in 2009, Won 150 billion in 2010 and Won 170 billion in 2011. This payable accrues interest at the three-year Government bond interest rate minus 0.75% (4.94% as of December 31, 2005). The accrued interest is paid on an annual basis to the Ministry of Information and Communication.

IMT-2000 presents risks and challenges to our business, any or all of which, if realized or not addressed, may have a material adverse effect on our financial condition and results of operations. We expect KTF to leverage its existing PCS network and 2.5-generation technology to minimize its capital expenditures and other costs related to developing IMT-2000 services. However, we believe KTF will still require significant amounts of research and development and capital expenditures to build out its IMT-2000 network. No assurance can be given that the content, solutions and network will be developed in a timely and efficient manner by us or third parties, or if developed will gain market acceptance such that KTF will be able to derive revenues from IMT-2000 services to justify the license fee, capital expenditures and other investments required for such service. Although KTF began trial service of its IMT-2000 services in metropolitan Seoul and parts of Gyunggi Province in December 2003 and plans to enhance its High Speed Downlink Packet Access (or HSDPA)-based services and expand its coverage to 84 cities by December 2006, KTF and its competitors may delay the nationwide roll-out of third-generation services if there are unfavorable market conditions and weak service demand.

Disputes with our labor union may disrupt our business operations.

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

We also negotiate collective bargaining agreements every two years with our labor union and annually negotiate a wage agreement. Although we have been able to reach wage agreements with our labor union in recent years, there can be no assurance that we will not experience in the future labor disputes and unrests resulting from disagreement in our annual wage negotiation with the labor union.

The Korean telecommunications industry has been subject to the Government’s regulation, and change in Government policy relating to the industry could have a material adverse effect on our operations and financial condition.

The Government, primarily through the Ministry of Information and Communication, has authority to regulate the telecommunications industry. The Ministry of Information and Communication’s policy is to promote competition in the Korean telecommunications markets through measures designed to prevent the dominant service provider in any such market from exercising its market power in such a way as to prevent the emergence and development of viable competitors. The Ministry of Information and Communication, in consultation with the Ministry of Finance and Economy, currently approves local service rates and broadband Internet access service rates charged by us and mobile service rates charged by SK Telecom. Under current Government regulations, if a network service provider has the largest market share for a specified type of service and its revenue from that service for the previous year exceeds a specific revenue amount set by the Ministry of Information and Communication, it must obtain prior approval from the Ministry of Information and Communication for the rates and the general terms for that service. Each year the Ministry of Information and Communication designates service providers the rates and the general terms of which must be approved by the Ministry of Information and Communication. In recent years, the Ministry of Information and Communication has so designated us for local telephone service and broadband Internet access service and SK Telecom for mobile service. The inability to freely set our local telephone service and broadband Internet access rates may hurt the profit from that business and impede our ability to compete effectively against our competitors. See “Item 4. Information on the Company—Item 4.B. Business Overview—Regulation—Rates.” The form of our standard agreement for providing local network service and each agreement for interconnection with other service providers are also subject to approval by the Ministry of Information and Communication. The Ministry of Information and Communication currently does not regulate our domestic long-distance, international long-distance and mobile service rates.

We also plan to put more focus on entering the IP media market, including offering Internet broadband television service. The Government is currently reviewing how it should regulate this new industry. Although we currently believe that we will be able to compete in this market, there can be no assurance that the Government regulations and policies will permit us to do so. We will strive to enter the Internet broadband television market early, but we may need to adjust the timing depending on governmental regulations and policies.

Government policies and regulations relating to the above as well as other regulations involving the telecommunications industry (including implementation of fixed-line phone number portability, mobile phone number portability and uniform mobile code) may change, which could have a material adverse effect on our operations and financial condition. See “Item 4. Information on the Company—Item 4.B. Business Overview—Regulation” and “Item 4. Information on the Company—Item 4.B. Business Overview—Relationship with the Government.”

We are subject to various regulations under the Monopoly Regulation and Fair Trade Act.

The Monopoly Regulation and Fair Trade Act provides for various regulations and restrictions on large business groups enforced by the Fair Trade Commission. Previously, we were not regulated as a large business group under the Monopoly Regulation and Fair Trade Act because the Fair Trade Commission did not designate companies with Government ownership (including Government invested enterprises and The Korea Development Bank) as large business groups. The Fair Trade Commission initially designated us as a large business group under the Monopoly Regulation and Fair Trade Act on April 1, 2002, which subjects us to regulations limiting, among other things, our total equity investment amount in domestic companies, cross guarantees of debt and cross shareholdings by members of a business group.

In July 2004, the Fair Trade Commission began an antitrust investigation into alleged unfair collaborative practices of us, Hanaro, DACOM and Onse in local, domestic long-distance and international long-distance telephone service markets, as well as in broadband Internet access and Internet leased line service markets. On May 25, 2005, the Fair Trade Commission imposed fines of Won 116 billion on us, Won 2 billion on Hanaro and Won 1 billion on DACOM, claiming that we and these other companies engaged in unfair collaborative practices in local telephone and Internet leased line service markets. On September 14, 2005, the Fair Trade Commission imposed an additional fine of Won 24 billion on us for our alleged unfair collaborative practices in domestic and international long-distance telephone service market. We believe that we were following administrative guidelines from the Ministry of Information and Communication, which had advised that we, as a dominant service provider in these markets, assist late market entrants in order to promote a more competitive local telephone service market in Korea. We filed for judicial review of administrative actions related to local, domestic long-distance and international long-distance telephone service markets, but we cannot give any assurance that the ultimate outcome of the lawsuit or related future actions will be favorable to us or reduce the amount of fine imposed on us. As a result of the ruling by the Fair Trade Commission, we have recorded Won 140 billion as taxes and dues under operating expenses in 2005 and paid such amount in 2006.

The Fair Trade Commission is also conducting an antitrust investigation into alleged unfair collaborative practices of KTF, SK Telecom and LG Telecom. On May 18, 2006, the Fair Trade Commission imposed fines of Won 660 million on each of SK Telecom and KTF and Won 462 million on LG Telecom for collaborating on termination of optional flat rate plans. KTF expects the Fair Trade Commission to announce additional rulings on alleged unfair collaborative price-fixing practices of mobile service providers. KTF currently cannot predict the ultimate outcome of the investigation, and there can be no assurance that the outcome will not have a material adverse effect on the financial condition or results of operations of KTF.

There is a possibility that we may also face class action or individual lawsuits from some of our customers stemming from the rulings by the Fair Trade Commission, and we cannot provide any assurance that the ultimate outcome of any such lawsuits will be favorable to us or that they will not have a material adverse effect on our financial condition or results of operations.

Korea is our most important market, and our current business and future growth could be materially and adversely affected if economic conditions in Korea deteriorate.

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

Developments that could have an adverse impact on Korea’s economy include:

•	financial problems or lack of progress in restructuring of chaebols, or Korean conglomerates, other large troubled companies, their suppliers or the financial sector, including credit card companies;

•	loss of investor confidence arising from corporate accounting irregularities and corporate governance issues of certain chaebols;

•	a slowdown in consumer spending;

•	adverse changes or volatility in foreign currency reserve levels, commodity prices, exchange rates, interest rates or stock markets;

•	adverse developments in the economies of countries that are important export markets for Korea, such as the United States, Japan and China, or in emerging market economies in Asia or elsewhere;

•	the continued emergence of the Chinese economy, to the extent its benefits (such as increased exports to China) are outweighed by its costs (such as competition in export markets or for foreign investment and the relocation of manufacturing base from Korea to China);

•	social and labor unrest;

•	substantial decrease in the market price of the Korean real estate market;

•	a decrease in tax revenues and a substantial increase in the Korean government’s expenditures for unemployment compensation and other social programs that, together, would lead to an increased government budget deficit;

•	geo-political uncertainty and risk of further attacks by terrorist groups around the world;

•	the recurrence of SARS or avian flu in Asia and other parts of the world;

•	deterioration in economic or diplomatic relations between Korea and its trading partners or allies, including deterioration resulting from trade disputes or disagreements in foreign policy;

•	political uncertainty or increasing strife among or within political parties in Korea;

•	hostilities involving oil producing countries in the Middle East and any material disruption in the supply of oil or increase in the price of oil; and

•	an increase in the level of tension or an outbreak of hostilities between North Korea and Korea or the United States.

Escalations in tension with North Korea could have an adverse effect on us.

Relations between Korea and North Korea have been tense throughout Korea’s modern history. The level of tension between the two Koreas has fluctuated and may increase abruptly as a result of current and future events. In recent years, there have been heightened security concerns stemming from North Korea’s nuclear weapon and long-range missile programs and increased uncertainty regarding North Korea’s actions and possible responses from the international community.

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

North Korea returned to the six-party talks and a two-phased fourth round of the talks was held in Beijing, China during the summer and fall of 2005. In September 2005, North Korea agreed in principle to end its nuclear weapons program and the six participating nations signed a draft preliminary accord pursuant to which North Korea agreed to dismantle its existing nuclear weapons, abandon efforts to produce new weapons and readmit international inspectors to its nuclear facilities. Representatives of the six nations reconvened in Beijing in November 2005 for the first phase of the fifth-round of six-party talks, which concluded without further progress being made with respect to the implementation of the draft preliminary accord. Subsequently, U.S. intelligence reports revealed in June 2006 that North Korea is possibly planning to conduct a test flight of Taepodong-2, a long-range missile that the U.S. believes could be powerful enough to reach the West Coast of the United States. The United States and Japan have stated that they may consider sanctions against North Korea if North Korea decided to go forward with the test.

In addition, in October 2004, the United States and Korea agreed to a three-phase withdrawal of approximately one-third of the 37,500 U.S. troops stationed in Korea by the end of 2008. In the first stage, approximately 5,000 troops departed Korea by the end of 2004. According to the plan’s second phase, the United States is expected to remove approximately 5,000 troops by the end of 2006. In the final phase, the United States is expected to remove another 2,500 troops by the end of 2008.

There can be no assurance that the level of tension on the Korean peninsula will not escalate. Any further increase in tension, including break down of high-level contacts between Korea and North Korea or occurrence of military hostilities, could have a material adverse effect on our operations and the market value of our securities

Depreciation of the value of the Won against the Dollar and other major foreign currencies may have a material adverse effect on the results of our operations and on the prices of our securities.

Substantially all of our revenues are denominated in Won. Depreciation of the Won may materially affect the results of our operations because, among other things, it causes an increase in the amount of Won required by us to make interest and principal payments on our foreign-currency-denominated debt, the costs of equipment that we purchase from overseas sources, net settlement payments to foreign carriers and administrations and certain payments related to our derivative instruments entered into for foreign exchange risk hedging purposes. Of the Won 8,603 billion total long-term debt (including current portion) outstanding as of December 31, 2005, Won 1,684 billion was denominated in foreign currencies with interest rates ranging from 0.25% to 7.63%. See Item 5. Operating and Financial Review and Prospects—Item 5.B. Liquidity and Capital Resources.”

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

See “Item 3. Key Information—Item 3.A. Selected Financial Data—Exchange Rate Information.”

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

The Telecommunications Business Law limits the aggregate foreign ownership of our shares with voting rights to 49.0% of our total issued shares with voting rights. Such 49.0% foreign ownership limitation under the Telecommunications Business Law may have an adverse effect on the conversion of our convertible notes issued in January 2002. See “Item 10. Additional Information—Item 10.B. Memorandum and Articles of Association—Limitation on Shareholding.” If conversion by a foreigner results in the violation of the 49.0% foreign ownership limitation under the Telecommunications Business Law, such conversion may be effectively prohibited. In such an event, we will be required under the terms of the convertible notes to pay cash in U.S. Dollars the aggregate market value of our common shares deliverable upon conversion of convertible notes to the relevant holder to satisfy the conversion right. As of December 31, 2005, 46.2% of our common shares were owned by foreign investors.

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

Item 4. Information on the Company

Item 4.A. History and Development of the Company

In 1981, the Government established us under the Korea Telecom Act to operate the telecommunications services business that it previously directly operated. Under the Korea Telecom Act and the Government-Invested Enterprises Management Basic Act, the Government had a greater control over our business and affairs. Effective October 1, 1997, the Korea Telecom Act was repealed and the Government-Invested Enterprises Management Basic Act became inapplicable to us. As a result, we became a corporation under the Commercial Code, and our corporate organization and shareholders’ rights were governed by the Privatization Law and the Commercial Code. Among other things, we began to exercise greater autonomy in setting our annual budget and making investments in the telecommunications industry, and our directors, who used to be appointed by the Government under the Korea Telecom Act, are now elected by our shareholders.

Until 1993, the Government owned all of the issued shares of our common stock. From 1993 through May 2002, the Government disposed of all of its equity interest in us. With the completion of disposition of the Government’s ownership interest in us in May 2002, the Privatization Law ceased to apply to us in August 2002. We amended our legal name from Korea Telecom Corp. to KT Corporation in March 2002.

Before December 1991, we were the sole provider of local, domestic long-distance and international long-distance telephone services in Korea. The Government began to introduce competition in the telecommunications services market in the early 1990’s. As a result, including ourselves, there are currently three local telephone service providers, five domestic long-distance carriers and numerous international long-distance carriers (including voice resellers) in Korea. In addition, the Government has awarded licenses to several new service providers to enhance the competition in other telecommunications business areas such as mobile telephone services and data network services. See “Item 4.B. Business Overview—Competition.”

Our legal and commercial name is KT Corporation. Our principal executive offices are located at 206 Jungia-dong, Bundang-ku, Sungnam, Gyunggi-do, Korea, and our telephone number is (8231) 727-0114.

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

Historically, we have derived a substantial majority of our revenues from fixed-line telephone services. However, as our traditional businesses have matured and new technologies have become available, we have successfully leveraged our nationwide network, strong brand name and established customer base in Korea to pursue new growth opportunities. These growth businesses include broadband Internet access service and other Internet-related services and mobile telecommunications service. As a result, revenues from these businesses have grown rapidly in recent years and now account for a substantial portion of our total revenues, having risen from 37.2% of our consolidated operating revenues in 2002 to 46.5% in 2005.

We are focusing on building upon our strong position in each of our principal lines of business:

•	We are currently the dominant provider of fixed-line telephone services in Korea with approximately 26.2 million installed lines, of which 20.8 million lines were in service as of December 31, 2005. As of December 31, 2005, our market share of the local market was 93.2% based on the number of local fixed-line subscribers estimated by us. Based on revenues in 2005 estimated by us, our market share of the domestic long-distance market was 85.4% and our market share of the international long-distance market was 45.1%;

•	We are Korea’s largest broadband Internet access provider in terms of subscribers, with 6.2 million subscribers as of December 31, 2005, representing a market share of 51.2%;

•	We are Korea’s second largest mobile telecommunications service provider. KTF, our consolidated subsidiary, had approximately 12.3 million subscribers (including our resale subscribers) as of December 31, 2005, representing a market share of 32.1% of the total mobile service market in Korea based on the number of mobile subscribers announced by the Ministry of Information and Communication; and

•	We are also the leading provider of data communication service in Korea, with a market share of approximately 54% of the domestic leased line market in 2005 based on revenues estimated by us.

For the year ended December 31, 2005, under Korean GAAP our consolidated operating revenues were Won 17,156 billion (US$16,986 million), our consolidated net earnings were Won 1,052 billion (US$1,042 million) and our basic earnings per share was Won 4,972 (US$4.92). As of December 31, 2005, our total stockholders’ equity was Won 10,350 billion (US$10,248 million).

The Telecommunications Industry in Korea

The Korean telecommunications industry is one of the most developed in Asia in terms of broadband Internet and mobile penetration rates. As of December 31, 2005, the broadband Internet penetration rate, which is calculated by dividing the number of broadband Internet access service subscribers by the number of households in Korea, was 77.2%, and the mobile penetration rate, which is calculated by dividing the number of mobile subscribers by the population of Korea, was 79.4%. According to the Ministry of Information and Communication, the number of broadband Internet access subscribers totaled 12.2 million as of December 31, 2005 and the number of mobile subscribers totaled 38.3 million as of such date.

The Ministry of Information and Communication has the primary responsibility for regulating the telecommunications industry in Korea. See “—Regulation.”

Broadband Internet Access Market

With advancement of broadband technology, the Korean broadband Internet access market has experienced significant growth. Broadband Internet connection can be achieved through satellite, terrestrial wireless and fiber optic-based solutions. However, the principal technologies used in the provision of high speed Internet access are xDSL and HFC. xDSL refers to various types of digital subscriber lines, including ADSL and VDSL. xDSL offers an access solution over existing telephone lines using a specialized modem while HFC service involves the use of two-way cable networks. These two technologies are more widely used than the other available technologies because of their relative reliability, ease of provisioning and cost effectiveness. Since the subscribers of two-way cable networks share a limited bandwidth, the downstream speed tends to slow down as the number of subscribers increases, thereby decreasing the quality of HFC-based service. While xDSL technology was commercially introduced after HFC technology, it has surpassed HFC to become the prevalent broadband access platform in Korea. In December 2004, VDSL technology with speeds of up to 50 Mbps became commercialized.

In recent years, Broadband Internet access service providers and mobile telecommunications service providers have focused their attention to provide wireless Internet connection capabilities. They have introduced wireless LAN service with speed of up to 54 Mbps, which is designed to integrate fixed-line and wireless services by offering high speed wireless Internet access to laptops or PDAs in hot-spot zones and at home. Some service providers have also developed wireless Internet networks to provide WiBro service, which enables two-way wireless broadband Internet access to portable computers, mobile phones and other portable devices at a speed up to 1 Mbps. Commercial WiBro service was launched in parts of Seoul and Gyunggi Province in June 2006.

Mobile Telecommunications Service Market

The Korean cellular market was formally established in 1984 when SK Telecom, formerly Korea Mobile Telecom, became the first mobile telephone operator in Korea. SK Telecom remained the only cellular operator in Korea until Shinsegi Telecomm began service in 1994. In order to encourage further market growth and competition, the Ministry of Information and Communication awarded three PCS licenses in June 1996. Our mobile subsidiary, KTF, was awarded a license alongside LG Telecom and Hansol M.com. Commercial PCS service was launched in October 1997.

Since the introduction of three new operators in 1997, the Korean mobile market has undergone consolidation and significant growth. Following SK Telecom’s purchase of a controlling stake in Shinsegi, we acquired a 47.9% interest in Hansol M.com in 2000 and renamed the company KT M.com. KT M.com merged into KTF in May 2001 and Shinsegi merged into SK Telecom in January 2002. The table below gives the subscription and penetration information of the mobile telecommunications industry for the periods indicated:

	As of December 31,
	2001	2002	2003	2004	2005
Total Korean Population(1)	47,343	47,640	47,925	48,199	48,294
Mobile Subscribers(2)	29,046	32,343	33,592	36,586	38,342
PCS(2)	13,867	15,123	15,279	17,803	18,812
Cellular(2)	15,179	17,220	18,313	18,783	19,530
Mobile Subscriber Growth Rate	8.3%	11.4	3.9%	8.9%	4.8%
Mobile Penetration(3)	61.4%	67.9%	70.1%	75.9%	79.4%

(1)	In thousands, based on population trend estimates by the National Statistical Office of Korea.
(2)	In thousands, based on information announced by the Ministry of Information and Communication.
(3)	Penetration is determined by dividing mobile subscribers by total Korean population.

Korea’s highly developed mobile market also extends into an advanced mobile data market. Mobile Internet service in Korea has grown rapidly since its introduction in 2001. All the mobile operators have developed extensive mobile data and Internet service portals. Korean operators have also invested in networks compatible with EV-DO handsets which allow subscribers to enjoy 2.5 generation high speed wireless data services. They also offer third-generation, high-capacity wireless Internet and video multimedia communications services which use significantly greater bandwidth capacity.

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

We aim to become a global leading company by maximizing shareholder value, pursuing corporate growth through customized services, maintaining our leading position as an integrated telecommunications service provider in all of the market segments we serve and expanding our leadership position in high-growth markets, such as Internet and mobile telecommunications services. Consistent with our strategic objectives, we have developed the following business strategies.

Maintain market leadership positions in four core businesses

Broadband Internet Access Service. Through maintaining our dominant subscriber base, we will strive to obtain our competitive advantage in offering a new generation of services such as the Internet phone, IP-media and home network. We will also focus on developing additional value-added services related to our broadband Internet access service.

Fixed-line Telephone Services. We will focus on developing value-added services applicable only to fixed-line telephone services to minimize decrease in usage of fixed-line services and aim to maintain our position as a dominant provider.

PCS Service. KTF will continue to focus its research efforts on introducing next-generation mobile telecommunications services, as well as offering additional value-added services to enhance PCS experience for its subscribers. KTF began trial service of its IMT-2000 services in metropolitan Seoul and parts of Gyunggi Province in December 2003 and plans to enhance its HSDPA-based services and expand its coverage to 84 cities by December 2006.

Data Communication Service. We plan to focus our marketing efforts on corporate customers with high usage rates and offer them various package products that provide individualized solutions to satisfy their business needs.

Focus on new businesses with high-growth potential

We plan to focus our resources on services that have potential for significant growth and high margins. We will continue to develop and introduce additional services that can take advantage of our competitive strengths and capture the growth potential that new businesses offer. For example, we are currently focusing on development of WiBro and IP media businesses and the integration of our traditional fixed-line services with wireless services. We will explore complementing our WiBro service with our existing W-LAN service and KTF’s HSDPA-based IMT-2000 service. Although W-LAN is limited to fixed-line, it provides faster Internet connection speed than WiBro service. WiBro enables two-way wireless broadband Internet access to portable computers, mobile phones and other portable devices at a speed up to 1 Mbps. A subscriber is able to access the WiBro network during transit up to 120 kilometers per hour. HSDPA based IMT-2000 service provides wireless connection at a slower speed to mobile phones. Leveraging on each service’s unique characteristics, we plan to offer various products that meet individualized needs.

We also plan to put more focus on entering the IP media market, including offering Internet broadband television service and expanding our partnerships with digital media content providers. We will strive to enter the Internet broadband television market early, but we may need to adjust the timing depending on governmental regulations and policies. We will continue our recent efforts to enhance our ability to provide various digital media contents, such as our recent acquisition of a leading cinema production company in Korea.

Promote synergies within the KT Corporation group

We plan to actively promote synergies within the KT Corporation group to take advantage of economies of scale in various areas and to prepare for increasing demand for mobile data communications and integrated fixed-line and wireless telecommunications services. We also plan to use our extensive customer relationships and market knowledge to expand our revenue bases by bundling and cross-selling our products and services. For example:

•	we have been successful in reselling PCS services through KT Corporation, with approximately 2.5 million resale subscribers as of December 31, 2005; and

•	our Nespot Swing service and KTF’s mobile service integrate wireless and fixed-line services by enabling subscribers with PDA phones access to high speed Internet in hot-spot zones, Megapass service in fixed-line environments and KTF’s wireless data service outside the hot-spot zones.

Continue to improve operational efficiencies through company-wide process innovation

We will continue to improve our operational efficiencies in order to enhance customer service, increase profitability and maximize shareholder value. We will continue to seek new opportunities to implement our company-wide process innovation, promote cost-effectiveness and maximize customer satisfaction and operating revenues through greater efficiency in cost and enhancement in employee performance. In addition, we are investing in information technology and management information systems, thereby improving management efficiency and internal communications.

Our Services

Telephone Services

Fixed-line Telephone Services. We utilize our extensive nationwide telephone network to provide fixed-line telephone services, which consist of local, domestic long-distance and international long-distance services. These fixed-line telephone services accounted for 23.9% of our operating revenues in 2005. Our telephone network includes exchanges, long-distance transmission equipment and fiber optic and copper cables. The following table gives some basic measures of the development of our telephone system:

	As of or for the Year Ended December 31,
	2001	2002	2003	2004	2005
Total Korean Population(1)	47,343	47,640	47,925	48,199	48,294
Lines installed (thousands)(2)	24,854	25,104	25,202	25,577	26,190
Lines in service (thousands)(2)	21,898	22,327	21,841	21,091	20,837
Lines in service per 100 inhabitants(3)	46.3	46.9	45.6	43.8	43.1
Percentage of lines connected to digital exchanges	87.5	92.4	100.0	100.0	100.0
Lines in service per employee(4)	497	511	580	559	549
Fiber optic cable (kilometers)	118,815	122,243	128,478	133,181	150,185
Number of public telephones installed (thousands)	500	446	374	317	267
Domestic long-distance call minutes (millions)(5)	19,632	17,133	17,007	15,024	13,368
Local call pulses (millions)(6)	30,968	26,859	23,597	20,585	18,566

(1)	In thousands, based on population trend estimates by the National Statistical Office of Korea.
(2)	Including lines used for public telephones, which were 500 thousand lines, 446 thousand lines, 374 thousand lines, 317 thousand lines and 267 thousand lines, respectively, for the years presented.
(3)	Determined based on lines in service and total Korean population.
(4)	Excluding employees of our subsidiaries and including lines used for public telephones.
(5)	Including calls placed from public telephones.
(6)	Including calls placed from public telephones.

Our domestic long-distance cable network is entirely made up of fiber optic cable and can carry both voice and data transmissions. Compared to conventional materials such as coaxial cable, fiber optic cable provides significantly greater transmission capacity with less signal fading, thus requiring less frequent amplification. In recent years, we have also increased the proportion of our lines that are connected to exchanges capable of handling digital signal technology. A principal limitation of the older analog technology is that applications other than voice communications, such as the transmission of text and computer data, require either separate networks or conversion equipment. Digital systems permit a range of voice, text and data applications to be transmitted simultaneously on the same network. We completed connection of all installed lines to digital exchanges in June 2003.

The following table shows the number of minutes of international long-distance calls recorded by us in each specified category for each year in the five-year period ended December 31, 2005:

	Year Ended December 31,
	2001	2002	2003	2004	2005
	(In millions of billed minutes)
Incoming international long-distance calls	515.8	544.0	528.8	569.8	558.9
Outgoing international long-distance calls	552.9	572.3	524.7	527.4	467.8

Total	1,068.7	1,116.3	1,053.5	1,097.2	1,026.7

United States (28.7%), Japan (16.2%) and China (14.3%) accounted for the greatest percentage of our international long-distance call traffic measured in minutes in 2005. The volume of our outgoing calls exceeded the volume of our incoming calls in 2001 and 2002. Starting in 2003, the volume of our incoming calls exceeded the volume of our outgoing calls. The agreed settlement rate is applied to the call minutes to determine the applicable net settlement payment.

We also provide Internet phone service for international long-distance calls. Despite the inconvenience of having to dial many numbers to access the Internet phone service, the volume of international long-distance calls made on Internet phone services, measured in terms of call minutes, has significantly increased since Internet phone service was first introduced in Korea in March 1998. Our Internet phone service also competes with international long-distance services provided by various voice resellers.

Interconnection. Under the Telecommunications Business Law, we are required to permit other service providers to interconnect to our fixed-line network. Currently, the principal users of this interconnection capacity include Hanaro and DACOM (offering local, domestic long-distance and international long-distance services), Onse and SK Telink (offering international and domestic long-distance services), SK Telecom (transmitting calls to and from its cellular network) and KTF and LG Telecom (transmitting calls to and from their PCS networks). We expect that an increasing number of new service providers will commence operations and require interconnection services in the future. Accordingly, we expect that interconnection revenues and payments will remain important for our results of operations. In recent years, revenues from a landline user for a call initiated by a landline user to a mobile service subscriber (land-to-mobile interconnection) have become a significant portion of our results of operations, accounting for 10.0% of our operating revenues in 2005. We recognize as land-to-mobile interconnection revenue the entire amount of the usage charge collected from the landline user and recognize as an expense the amount of interconnection charge paid to the mobile service provider.

Internet Services

Broadband Internet Access Service. Leveraging on our nationwide network of more than 26.1 million installed lines and 150 thousand kilometers of fiber optic cable network, we have achieved a leading market position in the broadband Internet access market in Korea. We believe we have a competitive advantage over other broadband Internet access service providers because, unlike our competitors, we can utilize our existing networks nationwide to provide broadband Internet access service. Our principal Internet access services include:

•	xDSL services under the “Megapass” brand name;

•	fiber-optic cable-based service under the “Ntopia” brand name;

•	wireless LAN service under the “Nespot” brand name, which is designed to integrate fixed-line and wireless services by offering high speed wireless Internet access to laptops and PDAs in hot-spot zones and Megapass service in fixed-line environments; and

•	WiBro Internet access service, which enables two-way wireless broadband Internet access to portable computers, mobile phones and other portable devices at a speed up to 1 Mbps.

We had 6.2 million fixed-line broadband Internet subscribers as of December 31, 2005, of which 5.5 million subscribed to the xDSL service and 0.7 million subscribed to the Ntopia service. xDSL refers to various types of digital subscriber lines, including ADSL and VDSL. We also had 0.5 million Nespot service subscribers as of December 31, 2005. We conducted trial service of WiBro service in parts of Seoul and Gyunggi Province starting in April 2006 and commercially launched our service in these areas in June 2006. Subject to market conditions, we plan to expand the service to all of metropolitan Seoul and select cities in Gyunggi Province by December 2006. Our broadband Internet access service accounted for 12.8% of our operating revenues in 2005.

ADSL is a technology that converts existing copper twisted-pair telephone lines into access paths for multimedia and high-speed data communications. In essence, ADSL transforms the existing public telephone network from one limited to voice, text and low-resolution graphics to a system capable of bringing multimedia to subscriber premises without new cabling. The asymmetric design optimizes the bandwidth by maximizing the downstream speed for downloading information from the Internet. The traditional telephone service channel is split off from the digital information channels by filters, thus guaranteeing uninterrupted telephone service even when broadband connection fails. While ADSL technology was commercially introduced after HFC-based technology, it has surpassed HFC to become the prevalent access platform in Korea. VDSL, ADSL-based technology with enhanced downstream speed, became commercialized in July 2002.

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

Our Ntopia service connects fiber-optic cables to apartment complexes and buildings with LAN capabilities. This technology allows data transmission speed up to 100 Mbps. Because the service is UTP cable-based, a subscriber is automatically connected to the Internet whenever his or her personal computer is in operation. We began offering our Ntopia service in November 2000.

In February 2002, we launched a wireless LAN service called Nespot, which provides laptops and PDAs wireless access to high speed Internet in hot-spot zones and Megapass service in fixed-line environments. Nespot enables subscribers to access the Internet at up to 54 Mbps. We sponsored approximately 14,000 hot-spot zones nationwide for wireless connection as of December 31, 2005. We extended the Nespot service in 2003 through the launch of Nespot Swing, which allows users with PDA phones to connect to the Internet even outside the Nespot hotspots through KTF’s wireless data service specifically designed for PDAs. In June 2006, we also launched our WiBro service, which enables two-way wireless broadband Internet access to portable computers, mobile phones and other portable devices at a speed up to 1 Mbps. A subscriber is able to access the WiBro network during transit up to 120 kilometers per hour. We positioned WiBro to provide IP-based triple-play services, which are voice, data and video.

Miscellaneous Internet-related Services. Our Internet-related services focus primarily on providing infrastructure and solutions for business enterprises. These services accounted for 3.2% of our operating revenues in 2005.

We provide dedicated and secure broadband Internet connection service to institutional customers under the “Kornet” brand name. We provide high-speed connection ranging from 56 Kbps to 2.5 Gbps, as well as rent to our customers and install necessary routers to ensure reliable Internet connection and enhanced security. We provide discount rates to qualified customers, including small- and medium-sized enterprises, businesses engaging in Internet access services and government agencies.

We operate ten Internet data centers located throughout Korea and provide website hosting services to companies which need servers, routers and leased lines. Internet data centers are facilities used to house, protect and maintain network server computers that store and deliver Internet and other network content, such as web pages, applications and data. Our Internet data centers are designed to meet international standards, and are equipped with temperature control systems, regulated and reliable power supplies, fire detection and suppression equipment, security monitoring and high-bandwidth connections to the Internet. Internet data centers allow corporations or Internet service providers to outsource their application and server hardware management. Services offered include shared application hosting, dedicated hosting, co-location and managed hosting. Shared application hosting is the storage and delivery of applications over the Internet via a shared server. Dedicated hosting is application hosting using a dedicated server. Co-location is the installation of the customer’s network equipment at the Internet data centers. Managed hosting refers to additional premium hosting services for which customers are charged separately, such as network availability monitoring, remote power supply, bandwidth utilization monitoring and data backup and recovery.

We also offer a service called bizmeka.com to develop and commercialize business-to-business solutions targeting small- and medium-sized business enterprises in Korea. Bizmeka.com is an applied application service provider which provides industry-specific business solutions, including customer database management and electronic data interchange.

PCS Service

KTF, one of our consolidated subsidiaries in which we owned a 44.6% interest as of December 31, 2005, obtained one of the three licenses to provide nationwide PCS service in June 1996 and began offering PCS service in all major population centers in Korea in October 1997. PCS service is a digital wireless telephone and data transmission system that uses portable handsets with long battery life to communicate via low-power antennae. KTF’s PCS service uses CDMA technology and utilizes 20 MHz of bandwidth in the 1800 MHz frequency. In May 2001, KTF launched its 2.5 generation high speed wireless data services. Subscribers who have EV-DO-compatible handsets are able to enjoy high speed multimedia services including voice, data and video transmission. KTF also began trial service of its IMT-2000 services in metropolitan Seoul and parts of Gyunggi Province in December 2003 and plans to enhance its HSDPA-based services and expanded its coverage to 84 cities by December 2006. IMT-2000 is a third-generation, high-capacity wireless Internet and video multimedia communications technology which allows an operator to provide to its subscribers significant more bandwidth capacity.

We entered into an air-time reselling arrangement with KTF in July 1999, under the brand name “Let’s 010,” through which we use our extensive marketing network and strong brand name to attract subscribers who can utilize the PCS networks of KTF. We bill directly to our resale subscribers for their usage of KTF’s PCS networks and collect all fees and charges relating to such usage, including initial subscription fees, monthly access fees and usage charges for outgoing calls, wireless data communications and value-added monthly services. We had approximately 2.5 million resale subscribers who utilized KTF’s network as of December 31, 2005.

KTF and DoCoMo entered into a strategic alliance in December 2005, pursuant to which DoCoMo acquired newly issued shares representing 10.0% interest in KTF for Won 564 billion. Under the shareholders’ agreement, DoCoMo has the right to require us to purchase these shares if KTF fails to achieve an agreed W-CDMA service coverage rate in Korea by December 31, 2008. If the option is exercised by DoCoMo, we will be required to purchase the shares at the acquisition price plus interest by February 15, 2009.

PCS service accounted for 30.5% of our operating revenues in 2005. The following table shows selected information concerning the usage of KTF’s network during the periods indicated and the number of KTF’s subscribers as of the end of such periods:

	As of or for the Year Ended December 31,
	2003		2004		2005
Outgoing Minutes (in thousands)		16,035,117		19,950,143		18,759,949
Average Monthly Outgoing Minutes per Subscriber(1)		159		181		162
Average Monthly Revenue per Subscriber(2)	(Won)	38,539	(Won)	39,890	(Won)	40,570
Number of Subscribers (in thousands)(3)		10,442		11,729		12,302

(1)	The average monthly outgoing minutes per subscriber is computed by dividing the total minutes of usage for the period by the weighted average number of subscribers for the period and dividing the quotient by the number of months in the period. The weighted average number of subscribers is the sum of the total number of subscribers at the end of each month divided by the number of months in the period.
(2)	The average monthly revenue per subscriber is computed by dividing total monthly access fees, usage charges, interconnection fees and value-added service fees for the period by the weighted average number of subscribers and dividing the quotient by the number of months in the period.
(3)	Includes resale subscribers of KT Corporation who utilized KTF’s network. KT Corporation had approximately 2.5 million resale subscribers as of December 31, 2005.

KTF competes not only with another PCS service provider, LG Telecom, which began its service at around the same time, but also with SK Telecom, a cellular service provider that has a longer operating history. As of December 31, 2005, KTF had approximately 12.3 million subscribers (including resale subscribers of KT Corporation), which was second largest among the three mobile service providers. As of December 31, 2005, in terms of number of subscribers announced by the Ministry of Information and Communication, KTF had a market share of 32.1% of the mobile service market.

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

KTF markets its services through two channels: (1) exclusive dealers and (2) the marketing network of KT Corporation pursuant to air-time reselling arrangements with us. The primary distribution channels of KTF are its approximately 1,271 independent exclusive dealers located throughout Korea. In addition to assisting new subscribers to activate PCS service and purchase handsets, authorized dealers are connected to the database of KTF and are able to assist customers with account information. Although most of these dealers sell exclusively products and services of KTF, sub-dealers hired by exclusive dealers may sell products and services offered by other mobile telecommunications service providers. Authorized dealers are entitled to a commission of Won 22,000 for each new subscriber registered, as well as ongoing commissions for the first five years based primarily on the subscriber’s monthly access fee, usage charges and length of subscription. The handsets sold by KTF to the dealers cannot be returned to KTF unless they are defective. If a handset is defective, it may be exchanged for a new one within 14 days from the date of purchase.

KTF does not require its subscribers to make facility deposits or take out facility insurance policies with the Korea Guarantee Insurance Company, unless a subscriber purchased his or her handset through the installment payment plan. In such a situation, facility insurance is required and the subscriber usually pays a one-time, non-refundable insurance fee ranging from Won 10,000 to Won 20,000. KTF conducts the screening process for new subscribers with great caution. A potential subscriber must meet all internal credit criteria before receiving PCS service. The procedure includes checking the history of non-payment and credit information from banks and credit agencies such as the National Information and Credit Evaluation Corporation. Applicants who do not meet the minimum criteria can only subscribe to the PCS service by using a pre-paid card.

Data Communication Service

Our data communication service involves offering exclusive lines that allow point-to-point connection for voice and data traffic between two or more geographically separate points. As of December 31, 2003, 2004 and 2005, we leased 454,281 lines, 426,633 lines and 410,073 lines to domestic businesses, including 91 international leased lines on December 31, 2005. The data communication service accounted for 5.5% of our operating revenues in 2005.

Satellite Services

We currently have two telecommunications satellites in operation, Koreasat 2 and Koreasat 3. Satellite services accounted for 0.7% of our operating revenues in 2005. In January 1996, we launched Koreasat 2, a telecommunications satellite with 15 transponders. Koreasat 2 is due to reach the end of its operational life in the second half of 2006.

We launched Koreasat 3 in September 1999. Koreasat 3 carries 33 transponders. Among the transponders reserved for telecommunications, nine are reserved for direct-to-home satellite broadcasting, 15 are used for telecommunication operations and six are used for broadcasting. The remaining three transponders are used for ultra-high-speed communications pilot projects for sparsely populated areas. The six broadcast transponders of Koreasat 3 are used to replace the operations of the older satellite. All six broadcast transponders and nine direct-to-home satellite broadcasting transponders are currently utilized by Korea Digital Satellite Broadcasting Inc. The expected orbital life of Koreasat 3 is approximately 15 years.

We are planning to launch Koreasat 5 in the summer of 2006 to replace Koreasat 2. Koreasat 5 will be a telecommunication satellite with 24 transponders and an expected orbital life of approximately 15 years.

Miscellaneous Services

We provide various services that extend beyond telephone services and data communications services, including:

•	system and network integration service;

•	services provided by KTH; and

•	real estate-related service.

Our miscellaneous services accounted for 4.2% of our operating revenues for 2005.

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

KTH. KTH is a consolidated subsidiary in which we owned a 65.9% interest as of December 31, 2005, and its services include operating paran.com (formerly hanmir.com) portal site and developing on-line contents including on-line games and music. In December 2003, we transferred hanmir.com portal site to KTH. KTH plans to focus its efforts on making paran.com portal site compatible for new media environment and strengthening its competitiveness in providing diverse on-line contents.

Revenues and Rates

The table below shows the percentage of our revenues derived from each category of services for each of the years from 2003 through 2005:

	Year Ended December 31,
	2003	2004	2005
Telephone services:
Local service	18.8%	17.4%	17.0%
Non-refundable service installation fees	0.8	0.5	0.4
Domestic long-distance service	5.8	5.0	4.5
International long-distance service	2.8	2.5	2.4
Land-to-mobile interconnection	12.9	10.9	10.0

Sub-total	41.1	36.3	34.3

Internet services:
Broadband Internet access service	11.8	12.5	12.8
Miscellaneous Internet-related services(1)	3.0	2.8	3.2

Sub-total	14.8	15.3	16.0

PCS service	25.9	28.1	30.5
Sales of goods(2)	7.2	10.3	8.8
Other services:
Data communications service	6.7	5.6	5.5
Satellite service	0.8	0.7	0.7
Miscellaneous(3)	3.5	3.7	4.2

Sub-total	11.0	10.0	10.4

Consolidated operating revenues	100.0%	100.0%	100.0%

(1)	Includes revenues from Kornet Internet connection service and services provided by our Internet data centers and bizmeka.com.
(2)	Includes PCS handset sales.
(3)	Includes revenues from system and network integration services, KTH and real estate-related service.

Telephone Services

Local Telephone Service. Our revenues from local telephone service consist primarily of:

•	installation fees for new lines;

•	monthly basic charges; and

•	monthly usage charges based on the number of call pulses.

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

The rates we charge for local calls are currently subject to approval by the Ministry of Information and Communication after consultation with the Ministry of Finance and Economy. The rates are identical for residential and commercial customers. The following table summarizes our local usage rates as of each date on which rates were revised:

	May 1, 1991		Feb. 10, 1993		Aug. 1, 1994		Dec. 1, 1996		Sept. 1, 1997		April 15, 2001		Nov. 1, 2001
Local Usage Charges (per pulse)(1)
Regular service	(Won)	25	(Won)	30	(Won)	40	(Won)	41.6	(Won)	45	(Won)	39	(Won)	39
Public telephone		20		30		40		40		50		50		70

(1)	Since January 1, 1990, usage charges for local service in those metropolitan areas subject to measured service have been based on the number of pulses, which are a function of the duration and number of calls, and per pulse rates. Before January 1, 1993, in areas not subject to measured service, a pulse was triggered once for each local telephone call, regardless of the length of the call. Commencing January 1, 1993, measured service applies to all lines in service. A pulse is triggered at the beginning of each local call and every three minutes thereafter from 8:00 a.m. to 9:00 p.m. on weekdays and every 258 seconds thereafter on holidays and from 9:00 p.m. to 8:00 a.m. on weekdays.

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

As of December 31, 2005, we had Won 958 billion of refundable installation deposits outstanding and 4,318 thousand subscribers who are enrolled under the original plan and eligible to switch to the new plan and receive their installation deposit back (less Won 52,000 as described above). The total refund amount (excluding the non-refundable telephone installation fees retained by us) to customers choosing to switch to the new plan or terminate the local telephone service in 2005 amounted to Won 128 billion. As of December 31, 2005, we also had 4,005 thousand subscribers who are enrolled under the second plan and 6,920 thousand subscribers who are enrolled under the new plan.

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

	Date of Rate Change(1)
	May 1, 1991		Feb. 10, 1993		Aug. 1, 1994		Dec. 1, 1996		Sept. 1, 1997		Dec. 1, 2000		April 15, 2001		Nov. 1, 2001
Domestic Long-Distance Charges (per three minutes)(1)(2)
Up to 30 km	(Won)	100	(Won)	100	(Won)	40	(Won)	41.6	(Won)	45	(Won)	45	(Won)	39	(Won)	39
Up to 100 km		400		360		200		183		172		192		192		261
100 km or longer		900		675		313		277		245		252		252		261

(1)	Domestic long-distance calls of up to 30 kilometers are billed on the same basis as local calls. Before April 15, 2001, for domestic long-distance calls in excess of 30 kilometers, a pulse was triggered at the beginning of each call and every 47 seconds for calls up to 100 kilometers or every 33 seconds for calls in excess of 100 kilometers. Commencing April 15, 2001, a pulse was triggered at the beginning of each call and every 30 seconds thereafter. Commencing November 1, 2001, a pulse is triggered at the beginning of each call and every 10 seconds thereafter.
(2)	Rates for domestic long-distance calls in excess of 30 kilometers are currently discounted (by an adjustment in the period between pulses) by 10% on holidays and from 6:00 a.m. to 8:00 a.m. on weekdays, and by 30% from midnight to 6:00 a.m. everyday.

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

For incoming calls (including calls placed in Korea by customers of the foreign carriers for home country direct-dial service), we receive settlement payments from the relevant foreign carrier or administration at the applicable settlement rate specified under the agreement with the foreign entity. We have entered into numerous bilateral agreements with foreign carriers and administrations. We negotiate the settlement rates under these agreements with each foreign carrier, subject to Ministry of Information and Communication approval. It is the practice among international carriers for the carrier in the country in which the call is billed to collect payments due in respect of the use of overseas networks. Although we record the gross amounts due to and from us in our consolidated financial statements, we make settlements with most carriers quarterly on a net basis.

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

In 2003, in addition to taking the actual costs of carrying a call of SK Telecom, the Ministry of Information and Communication took into consideration additional factors including the call volume of each mobile service provider in determining interconnection charges. Starting in 2004, the Ministry of Information and Communication determines the land-to-mobile interconnection charge by calculating the long-run incremental cost of mobile service providers, taking into consideration technology development and future expected costs.

The following table shows the interconnection charges we paid per minute (exclusive of value-added taxes) to cellular and PCS operators for landline to mobile calls. We expect the Ministry of Information and Communication to announce new rates of interconnection charges we pay for 2006 in the third quarter of 2006.

	Effective Starting
	January 1, 2002		January 1, 2003		January 1, 2004		January 1, 2005
SK Telecom	(Won)	45.7	(Won)	41.0	(Won)	31.8	(Won)	31.2
KTF(1)	(Won)	53.5	(Won)	48.0	(Won)	47.7	(Won)	46.7
LG Telecom	(Won)	59.0	(Won)	52.9	(Won)	58.5	(Won)	55.0

(1)	Eliminated in consolidation of financial statements.

The following table shows the usage charge per minute collected from a landline user for a call initiated by a landline user to a mobile service subscriber. We expect the Ministry of Information and Communication to announce new rates of the usage charges we collect for 2006 in the third quarter of 2006.

	Effective Starting
	May 1, 2002		July 1, 2003		September 1, 2004
Weekday	(Won)	93.8	(Won)	89.0	(Won)	87.0
Weekend	(Won)	88.9	(Won)	84.0	(Won)	82.0
Evening(1)	(Won)	83.9	(Won)	79.2	(Won)	77.2

(1)	Evening rates are applicable from 12:00 a.m. to 6:00 a.m. everyday.

The charges above have been agreed among the parties involved and confirmed by the Ministry of Information and Communication. In order to compensate for the lack of decrease in the base usage charge in the first half of 2003, we agreed with the Ministry of Information and Communication to offer to landline users six minutes of free calls per month from July 2003 to December 2003 for calls initiated by a landline user to a mobile service subscriber. Landline users are offered five minutes of free calls per month from September 2004 to November 2005 for calls initiated by a landline user to a mobile service subscriber in order to compensate for the lack of decrease in the base usage charge from January 2004 to August 2004.

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

The following table shows the interconnection charge per minute collected for a call initiated by a landline subscriber of our competitor to a landline user, as well as the interconnection charge per minute collected for a call initiated by a mobile service subscriber to a landline user, as determined by the Ministry of Information and Communication. We expect the Ministry of Information and Communication to announce new rates of land-to-land and mobile-to-land interconnection charges for 2006 in the third quarter of 2006.

	Effective Starting
	January 1, 2002		January 1, 2003		January 1, 2004		January 1, 2005
Local land-to-land and mobile-to-land interconnection	(Won)	12.7	(Won)	11.3	(Won)	16.2	(Won)	16.5
Long-distance land-to-land and mobile-to-land interconnection(1)	(Won)	16.2	(Won)	14.9	(Won)	17.8	(Won)	18.1
Long-distance land-to-land and mobile-to-land interconnection(2)	(Won)	20.3	(Won)	19.0	(Won)	20.5	(Won)	20.8

Source:	The Ministry of Information and Communication.
(1)	Interconnection between local switching centers and between local switching centers and domestic long-distance switching centers located within 30 kilometers.
(2)	Interconnection involving domestic long-distance switching centers located greater than 30 kilometers away.

Internet Services

Broadband Internet Access Service. We offer broadband Internet access service that primarily uses existing telephone lines to provide both voice and data transmission. We charge customers of broadband Internet service on a monthly fixed charges. In addition, we charge customers a one time installation fee per site of Won 30,000 and modem rental fee ranging from Won 3,000 to Won 8,000 on a monthly fixed basis. The rates we charge for broadband Internet access service are subject to approval by the Ministry of Information and Communication. The following table summarizes our charges for various broadband Internet services as of March 31, 2006:

	Maximum Speed	Monthly Fee(1)
Megapass Special II	50 Mbps	(Won)	45,000
Megapass Special I	20 Mbps	(Won)	42,000
Megapass Premium	8/13 Mbps	(Won)	40,000
Megapass Lite	4 Mbps	(Won)	30,000
Ntopi	100 Mbps	(Won)	36,000

(1)	We provide discounts of up to 15.0% for mandatory subscription periods ranging from one to three years.

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

Although KTF provides various rate plans, 30.1% of its subscribers are enrolled in the standard rate plan as of December 31, 2005. Under the standard rate plan, KTF charges an initial subscription fee of Won 30,000, monthly access fee of Won 13,000 and usage charges of Won 18 per ten seconds. KTF’s other rate plans include those that offer a specified number of free airtime minutes per month in return for a higher monthly access fee and those that are geared toward business customers. Our competitors also offer similar plans.

In order to promote its PCS services, KTF acquires PCS handsets in bulk for resale to its subscribers. Until March 26, 2006, KTF and its competitors were restricted from selling handsets to subscribers at prices below the prices at which they purchased the handsets from manufacturers, except in cases of certain PDA phones and W-CDMA phones. Starting on March 27, 2006, the Ministry of Information and Communication allows mobile service providers to grant subsidies to subscribers who purchase new handsets. KTF currently provides subsidies between Won 60,000 to Won 250,000 to subscribers for purchase of PCS handsets if they meet certain minimum subscription and billing requirements.

Data Communication Service

We charge customers of domestic leased-lines on a monthly fixed-cost basis based on the distance of the leased line, the capacity of the line measured in bits per second (“bps”), the type of line provided and whether the service site is local or long-distance. In addition, we charge customers a one-time installation fee per site ranging from Won 56,000 to Won 1,940,000 depending on the capacity of the line.

Competition

Under the Telecommunications Basic Law and the Telecommunications Business Law, telecommunications service providers in Korea are currently classified into network service providers, value-added service providers and specific service providers. See “—Regulation.”

Network Service Providers

All network service providers in Korea are permitted to set the rates for international or domestic long-distance services on their own without Ministry of Information and Communication approval. Many of our competitors have set their rates lower than ours. Currently, we can compete freely with other providers on the basis of rates in all services except for rates we charge for local calls and broadband Internet access service, which require advance approval from the Ministry of Information and Communication. In all service areas, we compete by endeavoring to provide superior customer service and superior technical quality, taking advantage of our broad customer base and our ability to provide various telecommunication services.

We and SK Telecom have been designated as market-dominating business entities in the respective markets under the Monopoly Regulation and Fair Trade Act. Under this Act, a market-dominating business entity may not engage in any act of abuse, such as unreasonably interfering with business activities of other business entities, hindering unfairly the entry of newcomers or substantially restricting competition to the detriment of the interests of consumers. The Ministry of Information and Communication has also issued guidelines on fair competition of the telecommunications companies under the Telecommunications Business Law. If any telecommunications service provider breaches the guidelines, the Ministry of Information and Communication may take necessary corrective measures against it after a hearing at which the service provider may defend its action.

Local Telephone Service. We compete with Hanaro and DACOM in the local telephone service business. Hanaro began providing local telephone service in 1999, followed by DACOM in 2004. In addition, the mobile services provided by SK Telecom and the PCS service providers have had a material adverse effect on KT Corporation in terms of our revenues from fixed-line telephone services. We expect this trend to continue. See “Item 5. Operating and Financial Review and Prospects—Item 5.A. Operating Results—Telephone Service Revenues.”

In recent years, the Ministry of Information and Communication has completed nationwide implementation of local number portability allowing local fixed-line telephone service subscribers to choose a competing local telephone service provider while retaining the same phone number. The gradual implementation of local number portability began in March 2003 and was completed in August 2004. Local number portability may enable Hanaro and DACOM to compete more effectively for our existing customers. As of December 31, 2005, approximately 192 thousand of our subscribers switched to our competitors, and approximately 83 thousand subscribers of our competitors switched to us.

The following table shows the market share in the local telephone service market in terms of number of subscribers estimated by us as of the dates indicated:

	Market Share (%)
	KT Corporation	Hanaro	DACOM
December 31, 2003	95.6	4.4	—
December 31, 2004	93.8	6.2	—
December 31, 2005	93.2	6.6	0.2

Source:	KT Corporation.

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

The following table shows the market shares in the domestic long-distance market in terms of revenues estimated by us for the years indicated:

	Market Share (%)
	KT Corporation	DACOM	Hanaro	Onse	SK Telink
2003	84.3	11.5	—	4.2	—
2004	84.4	11.0	0.8	3.8	—
2005	85.4	6.1	4.8	2.7	1.0

Source:	KT Corporation.

Our competitors and we charge Won 39 per three minutes for domestic long-distance calls up to 30 kilometers. For domestic long-distance calls greater than 30 kilometers, our competitors charge between 2.7% to 5.0% less than us. The following table is a comparison of our standard long-distance usage charges per three minutes with the standard rates of our competitors as of December 31, 2005:

	KT Corporation		DACOM		Onse		Hanaro		SK Telink
Up to 30 kilometers	(Won)	39	(Won)	39	(Won)	39	(Won)	39	(Won)	39
30 kilometers or longer		261		254		248		251		249

Source:	KT Corporation.

International Long-Distance Telephone Service. Three companies, DACOM, Onse and Hanaro, directly compete with us in the international long-distance market. DACOM began offering international long-distance service in 1991, followed by Onse in 1997 and Hanaro in 2004. SK Telink, which only provides Internet phone service, entered the international long-distance market in 2003 and offers its services at rates lower than those of network-based international long-distance telephone services. The entry of Internet phone service providers and other telecommunications service providers, such as voice resellers, that can offer telecommunications services at rates lower than ours has increased competition in the international long-distance market and adversely affected our revenues and profitability from international long-distance services. See “—Specific Service Providers.”

The following table shows market shares in the international long-distance market in terms of revenue estimated by us for the years indicated:

	Market Share (%)
	KT Corporation	DACOM	SK Telink	Onse	Hanaro	Others
2003	65.4	24.0	—	10.6	—	—
2004	53.7	23.1	14.7	8.5	—	—
2005	45.1	21.8	14.3	8.6	3.8	6.4

Source:	KT Corporation.

Our competitors generally charge less than us for international long-distance calls. The following table is a comparison of our standard long-distance usage charges per one minute with the standard rates of our competitors as of December 31, 2005:

	KT Corporation		DACOM		Onse		Hanaro
United States	(Won)	282	(Won)	288	(Won)	276	(Won)	276
Japan		696		678		672		672
China		990		996		984		984
Australia		1,086		1,086		1,044		1,044
Great Britain		1,008		996		966		966
Germany		948		942		912		912

Source:	KT Corporation.

Broadband Internet Access Service. The Korean broadband Internet access market has experienced significant growth since Korea Thrunet first introduced its HFC-based service in 1998. Hanaro Telecom entered the broadband market in 1999 offering both HFC and ADSL services, and we entered the market with our ADSL services in 1999, followed by Dreamline, Onse and DACOM. In addition, the entry of cable television providers that offer HFC-based broadband Internet access services at rates lower than ours has increased competition in the broadband Internet access market. We expect industry consolidation among our competitors in the near future, and smaller competitors in the broadband market today may become larger competitors. For example, Hanaro merged with Korea Thrunet in January 2006.

The following table shows the market share in the broadband Internet access market in terms of number of subscribers estimated by us as of the dates indicated:

	Market Share (%)
	KT Corporation	Hanaro	Others
December 31, 2003	50.0	24.4	25.6
December 31, 2004	51.0	23.1	25.9
December 31, 2005	51.2	22.7	26.1

Source:	KT Corporation.

Our competitors generally charge less than us for broadband Internet access service. The following table is a comparison of fees for our Megapass Lite service with three year mandatory subscription period with fees of our competitors for comparable services as of December 31, 2005:

	KT Corporation		Hanaro		Cable Providers(1)
Monthly subscription fee	(Won)	30,000	(Won)	28,000	(Won)	29,000
Monthly modem rental fee		3,000		3,000		3,000
Initial installation fee		30,000		30,000		0
Additional installation fee upon moving		10,000		10,000		20,000

Source:	KT Corporation.
(1)	These are fees typically charged by cable providers.

PCS Service. Competition in the mobile telecommunications industry in Korea is intense among cellular service provider SK Telecom and PCS service providers KTF and LG Telecom. Such competition intensified in recent years due to the implementation of mobile number portability, which enables mobile subscribers to switch their service provider while retaining the same mobile phone number.

The following table shows the market share in the mobile telecommunications market in terms of number of subscribers announced by the Ministry of Information and Communication as of the dates indicated:

	Market Share (%)
	KTF	SK Telecom	LG Telecom
December 31, 2003	31.1	54.5	14.4
December 31, 2004	32.1	51.3	16.6
December 31, 2005	32.1	50.9	17.0

Source:    KTF.

The following table is a comparison of the standard rate plan of KTF with the standard rate plans of its competitors as of December 31, 2005:

	KTF		SK Telecom		LG Telecom
Type of service		PCS		Cellular		PCS
Initial subscription fee	(Won)	30,000	(Won)	55,000	(Won)	30,000
Monthly access fee		13,000		13,000		12,000
Usage charge per 10 seconds		18		20		18

Source:    KTF.

Data Communication Service. We had a monopoly in domestic data communication service until 1994, when DACOM was authorized to provide the leased-line service. In 2005, we estimate that we had a market share of approximately 54% in the domestic leased-line market based on revenues, as well as a market share of approximately 20% in the international leased-line market in Korea.

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

Foreign Competition

Under the multilateral agreement on basic telecommunications services among the members of the WTO, effective November 27, 1997, the Government of Korea agreed to gradually reduce the restrictions on foreign and individual shareholdings in KT Corporation and other network service providers in Korea. Currently, the Telecommunications Business Law limits aggregate ownership of shares with voting rights (including equivalent securities with voting rights, such as depository certificates and certain other equity interests, and all references to “shares with voting rights” include such equivalent securities) in network service providers (including us) by foreign shareholders to 49.0% of issued shares with voting rights. In addition, the Telecommunications Business Law and the Foreign Investment Promotion Act prohibit a foreign shareholder from being our largest shareholder if such shareholder holds 5.0% or more of our shares. See “—Regulation—Foreign Investment.” While the WTO Agreement enables us to seek foreign investors and strategic partners and to more easily take advantage of opportunities for investments in overseas telecommunications projects, it may also benefit our competitors and further intensify competition in the domestic market.

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

Rates

Under current regulations implementing the Telecommunications Business Law, a network service provider may set its rates at its discretion, although it must report to the Ministry of Information and Communication the rates and the general terms and conditions for each type of network service provided by it. There is, however, one exception to this general rule: if a network service provider has the largest market share for a specified type of service and its revenue from that service for the previous year exceeds a specific revenue amount set by the Ministry of Information and Communication, it must obtain prior approval from the Ministry of Information and Communication for the rates and the general terms for that service. Each year the Ministry of Information and Communication designates the service providers and the types of services for which the rates and the general terms must be approved by the Ministry of Information and Communication. In 2005, the Ministry of Information and Communication designated us for local telephone service and broadband Internet access service and SK Telecom for cellular service. The Ministry of Information and Communication, in consultation with the Ministry of Finance and Economy, is required to approve the rates proposed by a network service provider if (1) the proposed rates are appropriate, fair and reasonable and (2) the calculation method for the rates are appropriate and transparent.

Other Activities

A network service provider, such as us, must obtain the permission of the Ministry of Information and Communication in order to:

•	engage in certain businesses specified in the Presidential Decree under the Telecommunications Business Law, such as telecommunications equipment manufacturing business and telecommunications network construction business;

•	change the conditions for its licenses;

•	transfer, terminate, suspend or spin off all or a part of the business for which it is licensed;

•	acquire all or a part of the business of another network service provider; or

•	enter into a merger with another network service provider.

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

The Ministry of Information and Communication may also recommend to network service providers that they invest a percentage of their total annual revenues in research and development or that they contribute to telecommunications research institutes in Korea. In addition, since January 2000, all network service providers (other than regional paging service providers) are obligated to contribute toward the supply of “universal” telecommunications services in Korea. Telecommunications service providers designated as “universal service providers” by the Ministry of Information and Communication are required to provide universal telecommunications services such as local services, local public telephone services, discount services for persons with disabilities and for certain low-income persons, telecommunications services for remote islands and wireless communication services for ships. We have been designated as a universal service provider. The costs and losses recognized by universal service providers in connection with providing these universal telecommunications services will be shared on an annual basis by all network service providers (other than regional paging service providers), including us, on a pro rata basis based on their respective net annual revenue calculated pursuant to a formula set by the Ministry of Information and Communication.

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

Foreign Investment

The Telecommunications Business Law restricts the ownership and control of network service providers by foreign shareholders. Foreigners, foreign governments and “foreign invested companies” may not own more than 49.0% of the issued shares with voting rights of a network service provider, including us, and a foreign shareholder may not become our largest shareholder if such shareholder holds 5.0% or more of our shares. For purposes of the Telecommunications Business Law, the term “foreign invested company” means a company in which foreigners and foreign governments hold 15.0% or more shares with voting rights in the aggregate and a foreigner or a foreign government is the largest shareholder, provided, however, that such company will not be counted as a foreign shareholder for the purposes of the above-referenced 49.0% limit if it holds less than 1.0% of our total issued and outstanding shares with voting rights. As of December 31, 2005, 46.2% of our common shares were owned by foreign investors. In the event that a network service provider violates the shareholding restrictions, its shareholders cannot exercise voting rights for their shares in excess of such limitation, and the Ministry of Information and Communication may require corrective measures be taken to comply with the ownership restrictions. There is no restriction on foreign ownership for specific service providers and value-added service providers.

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

Customers and Customer Billing

We typically charge residential subscribers and business subscribers similar rates for services provided. On a case-by-case basis, we also provide discount rates for some of our high-volume business subscribers. We bill all of our customers on a monthly basis. Our customers may make payment at either payment points such as local post offices, banks or our service offices, through a direct-debit service that automatically deducts the monthly payment from a subscriber’s designated bank account, or through a direct-charge service that automatically charges the monthly payment to a subscriber’s designated credit card account. Approximately 73% of our subscribers pay through the direct-debit service. Accounts of subscribers who fail to pay our invoice are transferred to a collection agency, which sends out a notice of payment. If such charges are not paid after notice, we cease to provide outgoing service to such subscribers after a period of time determined by the type of subscribed service. If charges are still not paid two to three months after outgoing service is cut off, we cease all services to such subscribers. After service is ceased, the overdue charges that are not collected by the collection agency are written off.

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

Our fixed-line equipment vendors and mobile equipment suppliers include well-known international and local suppliers such as Samsung Electronics, LG Electronics, Lucent Technologies and Hewlett-Packard.

Exchanges

Exchanges include local exchanges and “toll” exchanges that connect local exchanges to long-distance transmission facilities.

All of our exchanges are fully automatic. We completed replacement of all electromechanical analog exchanges with digital exchanges in June 2003 in order to provide higher speed and larger volume services. We had 26.2 million lines connected to local exchanges and 2.2 million lines connected to toll exchanges as of December 31, 2005.

Internet Backbone

Our Internet backbone network, called KORNET, has the capacity to handle an aggregate traffic of our broadband Internet access subscribers at any given moment of up to 1 Tbps as of December 31, 2005. We have set up contingent plans to prepare against various incidents that could affect reliable Internet access service. Starting in 2005, we have also begun deploying our IP premium network, which will enable us to more reliably support digital media services.

Access Lines

As of December 31, 2005, we had 26.2 million access lines installed, which allow us to reach virtually all homes and businesses in Korea. As part of our broadband deployment strategy, we have upgraded many of our access lines by equipping them with broadband capability using xDSL technology. As of December 31, 2005, we had approximately 6.24 million broadband lines that enable us to deliver high-speed Internet access and multimedia content to our customers.

Transmission Network

Our domestic fiber network consisted of 150 thousand kilometers of fiber as of December 31, 2005. Our network is based on a synchronous digital hierarchy (SDH) architecture, which allows for instantaneous re-routing and reduced failure in the event of a fiber cut. In addition, SDH offers better reliability and performance for optical fiber transmission at a lower operating cost. In certain parts of our SDH network we have installed dense wavelength division multiplexing (DWDM) equipment. DWDM technology allows the combination of data from multiple signals on an optical fiber by carrying each signal on a separate wavelength, and substantially improving bandwidth efficiency.

Our extensive domestic long-distance network is supplemented by our fully digital domestic microwave network, which consists of 56 relay sites.

International Network

Our international network infrastructure consists of both submarine cables and satellite transmission systems, which link our domestic network directly to 161 telecommunications service providers in 68 international destinations.

International calls are routed between Korea and international destinations through our four international switching centers, two of which are located in Seoul, while the other two are located in Daejeon and Busan. Each center had four international gateway switches with a combined simultaneous call capacity of approximately 25,000 calls per second as of December 31, 2005.

Telecommunications Satellites

In order to supplement the capacity of our cable and microwave networks and enhance our domestic long-distance and broadcasting services, we operate two telecommunications satellites, Koreasat 2 and 3, launched in 1996 and 1999, respectively. The two satellites are due to reach the end of their normal operational lives in the second half of 2006 and 2014, respectively. We are planning to launch Koreasat 5 in the summer of 2006 to replace Koreasat 2. Koreasat 5 will be a telecommunication satellite with 24 transponders and an expected orbital life of approximately 15 years. See “—Item 4.B. Business Overview—Our Services—Satellite Services.”

PCS Networks

PCS network architecture of KTF includes the following components:

•	cell sites, which are physical locations equipped with base transceiver stations consisting of transmitters, receivers and other equipment used to communicate through radio channels with subscribers’ mobile telephone handsets within the range of a cell;

•	base station controllers, which connect to and control, the base transceiver stations;

•	mobile switching centers, which in turn control the base station controllers and the routing of telephone calls; and

•	transmission lines, which connect the mobile switching centers, base station controllers, base transceiver stations and the public switched telephone network.

The following table lists selected information regarding PCS networks of KTF as of December 31, 2005:

Mobile switching centers	63
Base station controllers	537
Base transceiver stations	13,840
Indoor and outdoor repeaters	155,596

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

We have been upgrading our digital networks to provide 2.5 generation and IMT-2000 multimedia services. Toward this effort, we have installed 3,123 IS-95C and 2,936 EV-DO base transceiver stations as of December 31, 2005.

International Submarine Cable Networks

International traffic is handled by telecommunications satellites and submarine cables. Because of the high cost of laying a submarine cable, the usual practice is for multiple carriers to jointly commission a new cable and share the costs and the capacity.

We own interests in several international fiber optic submarine cable networks, including:

•	a 20.9% interest in the 1,762-kilometer R-J-K fiber optic submarine cable network connecting Korea, Japan and Russia, activated since January 1995;

•	a 2.3% interest in the 12,083-kilometer Asia Pacific Cable Network connecting Korea, Japan and Hong Kong with six Southeast Asian countries and Australia, activated since January 1997;

•	a 1.4% interest in the 29,000-kilometer FLAG Europe-Asia network connecting Korea, Southeast Asia, the Middle East and Europe, activated since April 1997;

•	a 2.0% interest in the 39,000-kilometer Southeast Asia-Middle East-Western Europe 3 Cable Network linking 34 countries, activated since December 1999;

•	a 6.7% interest in the 30,444-kilometer China-U.S. Cable Network linking Korea, China, Japan, Taiwan and the United States, activated since January 2000;

•	a 3.8% interest in the 19,000-kilometer Asia Pacific Cable Network 2 connecting Korea, China, Japan, Taiwan, Hong Kong, Philippines, Singapore and Malaysia, activated since December 2001; and

•	a 20.0% interest in the 500-kilometer Korea-Japan Cable Network linking Korea and Japan, activated since March 2002.

We have also invested in 17 other international fiber optic submarine cables around the world.

Item 4.E. Unresolved Staff Comments

We do not have any unresolved comments from the Securities and Exchange Commission staff regarding our periodic reports under the Exchange Act of 1934.

Item 5. Operating and Financial Review and Prospects

Item 5.A. Operating Results

Overview

We are an integrated provider of telecommunications services. Our principal services include fixed-line telephone services, Internet services including broadband Internet access service, PCS service through our consolidated subsidiary and data communication service. The principal factors affecting our revenues from these services have been our rates for, and the volume of usage of, these services, as well as the number of subscribers. For information on rates we charge for telephone services, see “Item 4. Information on the Company—Item 4.B. Business Overview—Revenues and Rates—Telephone Services.”

Historically, our revenues were derived principally from telephone services which consist of local, domestic long-distance and international long-distance services and land-to-mobile interconnection service. In recent years we have been deriving an increasing portion of our operating revenues from Internet services and PCS service.

The following table shows, for each of the years in the three-year period ended December 31, 2005, our operating revenues, expenses and operating income determined in accordance with Korean GAAP, and each amount as a percentage of consolidated operating revenues.

	Year Ended December 31,
	2003			2004			2005
	(In billions of Won)		(Percentage of consolidated operating revenues)	(In billions of Won)		(Percentage of consolidated operating revenues)	(In billions of Won)		(Percentage of consolidated operating revenues)
Operating revenues:
Telephone services:
Local service	(Won)	3,026	18.8%	(Won)	2,975	17.4%	(Won)	2,918	17.0%
Non-refundable service installation fees		125	0.8		79	0.5		70	0.4
Domestic long-distance service		932	5.8		854	5.0		766	4.5
International long-distance service		451	2.8		420	2.5		407	2.4
Land-to-mobile interconnection		2,075	12.9		1,861	10.9		1,715	10.0

Sub-total		6,611	41.1		6,189	36.3		5,876	34.3

Internet services:
Broadband Internet access service		1,885	11.8		2,135	12.5		2,204	12.8
Miscellaneous Internet-related services		485	3.0		472	2.8		557	3.2

Sub-total		2,370	14.8		2,607	15.3		2,761	16.0

PCS service		4,164	25.9		4,800	28.1		5,227	30.5
Sale of goods		1,154	7.2		1,755	10.3		1,511	8.8
Others:
Data communication service		1,084	6.7		963	5.6		945	5.5
Satellite service		120	0.8		119	0.7		114	0.7
Miscellaneous(1)		566	3.5		636	3.7		721	4.2

Sub-total		1,769	11.0		1,718	10.0		1,780	10.4

Total operating revenues		16,068	100.0		17,068	100.0		17,156	100.0

Operating expenses:
Salaries and related costs		3,710	23.1		2,737	16.0		3,046	17.8
Depreciation and amortization		3,694	23.0		3,720	21.8		3,557	20.7
Other operating and maintenance(2)		6,841	42.6		8,131	47.6		8,122	47.3

Total operating expenses		14,245	88.7		14,588	85.5		14,725	85.8

Operating income		1,823	11.3		2,481	14.5		2,431	14.2

(1)	Includes revenues from system and network integration services, KTH, submarine cable construction, group telephone management services and real estate-related service.
(2)	For a breakdown of other operating and maintenance expenses, see “—Item 5.A. Operating Results—Other Operating and Maintenance Expenses.”

We have two reportable operating segments—a wireline communications segment and a PCS services segment. Wireline communications include all services provided to fixed line customers, including Internet access services, data communication services, leased line services and telephone services. PCS services include both PCS service and IMT-2000 service. The operations of all other entities which fall below the reporting thresholds are included in the “Miscellaneous” segment, and include entities providing, among others, submarine cable construction and group telephone management.

One of the major factors contributing to our historical performance was the growth of the Korean economy, and our future performance will depend at least in part on Korea’s general economic growth and prospects. For a description of recent developments that have had and may continue to have an adverse effect on our results of operations and financial condition, see “Item 3. Key Information—Item 3.D. Risk Factors—Korea is our most important market, and our current business and future growth could be materially and adversely affected if economic conditions in Korea deteriorate.” A number of other developments have had or are expected to have a material impact on our results of operations, financial condition and capital expenditures. These developments include:

•	developing and implementing IMT-2000 services;

•	stock swap transactions with SK Telecom;

•	employee reductions and payment of severance and retirement benefits;

•	changes in the rate structure for interconnection;

•	changes in the rate structure for local, domestic long-distance and international long-distance telephone services;

•	fines imposed by the Fair Trade Commission; and

•	developing and launching WiBro service.

As a result of these factors, our financial results in the past may not be indicative of future results or trends in those results.

Developing and Implementing IMT-2000 Services

We acquired the right to purchase one of three licenses to provide IMT-2000 services on December 15, 2000, as a member of a consortium of companies including KT Corporation and KTF. In March 2001, KT ICOM, a company created by the consortium to offer IMT-2000 services, paid half of the Won 1.3 trillion license fee payable to the Ministry of Information and Communication. KTF, which subsequently merged with KT ICOM, is currently obligated to pay the remaining Won 650 billion over a period of five years starting in 2007 as follows: Won 90 billion in 2007, Won 110 billion in 2008, Won 130 billion in 2009, Won 150 billion in 2010 and Won 170 billion in 2011. This payable accrues interest at the three-year Government bond interest rate minus 0.75% (4.94% as of December 31, 2005). The accrued interest is paid on an annual basis to the Ministry of Information and Communication.

IMT-2000 presents risks and challenges to our business, any or all of which if realized or not addressed may have a material adverse effect on our financial condition and results of operations. We expect KTF to leverage its existing PCS network and 2.5-generation technology to minimize its capital expenditures and other costs related to developing IMT-2000 services. However, we believe KTF will still require significant amounts of research and development and capital expenditures to expand its IMT-2000 network and develop IMT-2000 related services. KTF began trial service of its IMT-2000 services to metropolitan Seoul and parts of Gyunggi Province in December 2003 and plans to enhance its HSDPA-based services and expand its coverage to 84 cities by December 2006. KTF and its competitors may, however, delay the nationwide roll-out of third-generation services if there are unfavorable market conditions and weak service demand.

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

Employee Reductions and Payment of Severance and Retirement Benefits

We paid interim settlement of retirement and severance benefits of Won 1,741 billion in 2000 and Won 745 billion in 2001 to our employees for all accrued retirement and severance benefits as of June 20, 1999. Starting July 1, 1999, we record a lump-sum retirement and severance benefit to employees who have been employed by us for more than one year when they leave, in which employees receive one month’s salary and wages for each year of service. From time to time, we also sponsor voluntary early retirement programs where we provide additional financial incentives for our employees to retire early, as part of our efforts to improve operational efficiencies. In 2003, a total of 6,279 employees retired under KT Corporation’s voluntary early retirement plan, including 5,497 employees under a special program in September 2003. The aggregate amount of retirement and severance benefits paid in 2003 was Won 1,021 billion. Another 346 employees and 118 employees retired under KT Corporation’s voluntary early retirement plan in 2004 and 2005, respectively. In 2005, KT Linkus also sponsored a special voluntary early retirement program, pursuant to which 1,036 employees retired. The aggregate amounts of retirement and severance benefits paid in 2004 and 2005 were Won 94 billion and Won 110 billion, respectively. See “Item 6. Directors, Senior Management and Employees—Item 6.D. Employees—The Voluntary Early Retirement Programs” and Note 17 to the Consolidated Financial Statements.

A Change in the Rate Structure for Interconnection

On December 12, 2002, the Ministry of Information and Communication issued an order revising the interconnection charge calculation method applicable beginning January 2002. In particular, the Ministry of Information and Communication lowered the base usage charge collected from a landline user for a call initiated by a landline user to a mobile service subscriber. As a result, the base usage charge per minute collected from a landline user for a call initiated by a landline user to a mobile service subscriber on a weekday decreased from Won 93.8 as of May 1, 2002 to Won 89.0 as of July 1, 2003 and Won 87.0 as of September 1, 2004. These changes in the rate structure have had a negative impact on our land-to-mobile interconnection revenues. Revenues from land-to-mobile interconnection decreased from 12.9% of our operating revenues in 2003 to 10.9% in 2004 and 10.0% in 2005. See “Item 4. Information on the Company—Item 4.B. Business Overview—Revenues and Rates—Telephone Services—Interconnection.”

Changes in the Rate Structure for Local, Domestic Long-distance and International Long-distance Telephone Services

Periodically, we change our rate structure for fixed-line telephone services. In recent years, we have lowered usage charges of local, domestic long-distance and international long-distance calls while increasing the basic monthly charges, as well as offered an optional flat rate plan for our fixed-line subscribers. Such adjustments in the rate structure have had a positive effect on our financial condition by increasing the portion of fixed income and stabilizing our cash flow. In addition, because the growing use of mobile telecommunications services has decreased the usage of our fixed-line telephone services, we believe we are able to maximize our revenues from fixed-line telephone services by adjusting the rate structure so as to increase our basic monthly charges. For a discussion of adjustments in our rate structure, see “Item 4. Information on the Company—Item 4.B. Business Overview—Revenues and Rates—Telephone Services.”

Fines for Unfair Collaborative Practices Imposed by the Fair Trade Commission

In July 2004, the Fair Trade Commission began an antitrust investigation into alleged unfair collaborative practices of us, Hanaro, DACOM and Onse in local, domestic long-distance and international long-distance telephone service markets, as well as in broadband Internet access and Internet leased line service markets. On May 25, 2005, the Fair Trade Commission imposed a fine of Won 116 billion on us, claiming that we engaged in unfair collaborative practices in local telephone and Internet leased line service markets. On September 14, 2005, the Fair Trade Commission imposed an additional fine of Won 24 billion on us for our alleged unfair collaborative practices in domestic and international long-distance telephone service markets. We filed for judicial review of administrative action, but we cannot give any assurance that the ultimate outcome of the lawsuit or related future actions will be favorable to us or reduce the amount of fine imposed on us. As a result of the ruling by the Fair Trade Commission, we recorded Won 140 billion as taxes and dues under operating expenses in 2005. There is a possibility that we may also face class action or individual lawsuits from some of our customers stemming from the rulings by the Fair Trade Commission, and we cannot provide any assurance that the ultimate outcome of any such lawsuits will be favorable to us or that they will not have a material adverse effect on our financial condition or results of operations. See “Item 8. Financial Information—Item 8.A. Consolidated Statements and Other Financial Information—Legal Proceedings.”

Developing and launching WiBro service

In March 2005, we acquired a license to provide wireless broadband Internet access service for Won 126 billion. We conducted trial service of WiBro service in parts of Seoul and Gyunggi Province starting in April 2006 and commercially launched our service in these areas in June 2006. Subject to market conditions, we plan to expand the service to all of metropolitan Seoul and select cities in Gyunggi Province by December 2006. WiBro enables two-way wireless broadband Internet access to portable computers, mobile phones and other portable devices at a speed up to 1 Mbps. A subscriber is able to access the WiBro network during transit up to 120 kilometers per hour. We positioned WiBro to provide IP-based triple-play services, which are voice, data and video. We plan to continue to develop the core technology, network and specialized services and contents to make our WiBro service a growth engine of our ubiquitous future. We are planning to spend approximately Won 500 billion in capital expenditures in 2006 to expand our WiBro network, which we may adjust after periodic assessments, and we expect to spend significant additional amounts to expand our service.

Critical Accounting Policies

The following discussion and analysis is based on our consolidated financial statements, which have been prepared in accordance with Korean GAAP. Korean GAAP varies in certain significant respects from accounting principles generally accepted in the United States of America. We have summarized these differences and their effect on our stockholders’ equity as of December 31, 2004 and 2005 and the results of our operations for each of the years in the three-year period ended December 31, 2005, in Note 36 to the Consolidated Financial Statements.

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

These critical accounting estimates include:

•	allowances for doubtful accounts;

•	useful lives of property, plant and equipment;

•	impairment of long-lived assets, including the IMT-2000 frequency usage right;

•	impairment of investment securities; and

•	income taxes

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

Changes in the allowances for doubtful accounts for each of the years in the three-year period ended December 31, 2005 are summarized as follows:

	2003		2004		2005
	(In millions of Won)
Balance at beginning of year	(Won)	430,066	(Won)	646,273	(Won)	702,635
Increase due to the changes of consolidated subsidiaries		65		—		—
Provision		363,774		287,073		120,048
Write-offs		(147,632)		(230,711)		(208,810)

Balance at end of year	(Won)	646,273	(Won)	702,635	(Won)	613,873

If economic or specific industry trends change, we would adjust our allowances for doubtful accounts by recording additional expense or benefit. Our study shows that a 5.0% decrease or increase in the historical write-off experience would increase or decrease the provision for doubtful accounts by approximately Won 58 billion as of December 31, 2005.

Useful lives of property, plant and equipment

Property, plant and equipment are depreciated based on the useful lives disclosed in Note 2(h) to the Consolidated Financial Statements. Generally, the useful lives are estimated at the time the asset is acquired and are based on historical experience with similar assets as well as taking into account anticipated technological or other changes. In certain cases and as permitted under Korean GAAP, those useful lives used for accounting purpose are different from the estimated economic lives of the related asset. In addition, the estimated lives of certain other assets, including underground access to cable tunnels, and concrete and steel telephone poles are based on rates established by a ruling by the Korean National Tax Service (which is also applicable under Korean GAAP). If technological changes were to occur more rapidly than anticipated or in a different form than anticipated, the useful lives assigned to these assets may need to be shortened, resulting in the recognition of increased depreciation expense in future periods. For example, effective January 1, 2005, we reduced the useful life of modems from six years to three years as a result of rapid technology development. Such adjustment increased our depreciation expense by approximately Won 59 billion in 2005, as compared to amount which would have been reported using the previous useful life. A decrease in useful life by one year of our property, plant and equipment would result in an increase of depreciation expense of approximately Won 384 billion in 2005.

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

Our intangible assets include the IMT-2000 frequency usage right, which has a contractual life of 15 years and is amortized from the date commercial service is initiated through the end of its contractual life, which is December 15, 2015. We started to amortize this frequency usage right on December 1, 2003. Because IMT-2000 presents risks and challenges to our business, any or all of which, if realized or not properly addressed, may have a material adverse effect on our financial condition and results of operations, we review the IMT-2000 frequency usage right for impairment on an annual basis. In connection with our review, we utilize the estimated long-term revenue and cash flow forecasts developed as part of our planning process. The use of different assumptions within our cash flow model could result in different amounts for the IMT-2000 frequency usage right. The results of our review using the testing method described above did not indicate any need to impair the IMT-2000 frequency usage right for 2005.

Impairment of investment securities

For investments in companies, whether or not publicly held, that are not controlled, but under our significant influence, we utilize the equity method of accounting. Under the equity method of accounting, our initial investment is recorded at cost and is subsequently increased to reflect our share of the investee income and reduced to reflect our share of the investee losses or dividends received. Any excess in our acquisition cost over our share of the investee’s identifiable net assets is generally recorded as investor-level goodwill or other intangibles and amortized by the straight-line method over the estimated useful life. The amortization of investor-level goodwill or other intangibles is recorded against the equity income (losses) of affiliates.

Under U.S. GAAP, when events or circumstances indicate that the carrying amount of an equity method investment may not be recoverable, we review the investment for other-than-temporary impairment. As part of this review, the investee’s operating results, net asset value and future performance forecasts as well as general market conditions are taken into consideration. If we believe, based on this review, that the market value of our investment may realistically be expected to recover, the loss will continue to be classified as temporary. If economic or specific industry trends worsen beyond our estimates, valuation losses previously determined to be recoverable may need to be charged as a valuation loss in equity income (losses) of affiliates.

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

We owned 44.6% of KTF as of December 31, 2005. Under Korean GAAP, an entity is required to be consolidated with the holding entity if the holding entity is the largest shareholder of the entity and owns more than 30.0% of the entity’s equity. Accordingly, we consolidate KTF under Korean GAAP. However, under U.S. GAAP, KTF is accounted for as an investment under the equity method of accounting.

KTF is a publicly held company which trades on the Stock Market Division of the Korea Exchange in Korea. Using the testing method described above, in considering whether our investment in KTF is other-than-temporarily impaired, we compare the closing price of the KTF shares with our carrying value.

In 2003, we recognized an impairment loss amounting to Won 790 billion relating to KTF under U.S. GAAP, principally due to our conclusion that the decline of the KTF stock price merited such an impairment. If the quoted market value of KTF continues to decline, we may be required to record additional impairment losses. In 2004 and 2005, we did not recognize any impairment loss in connection with KTF as the quoted market value of KTF exceeded the carrying value. In 2005, we recorded an impairment loss of Won 10 billion relating to KT Submarine due to a significant decrease of the market value of KT Submarine.

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

Under Korean GAAP, recognition of deferred tax benefit from equity in losses of affiliates requires realization of the benefit within the near future, which is construed to mean five years. We do not believe it is probable to realize such benefit from KTF’s investor-level goodwill amortization expenses within five years. Accordingly, we wrote off the related deferred income tax assets in the amount of Won 174 billion in 2004 and Won 90 billion in 2005 by taking charge to deferred income tax expense.

Under U.S. GAAP, deferred tax assets are recognized for the excess of the tax basis over the amount for financial reporting of domestic and foreign investments accounted for on the equity method (except for corporate joint ventures).

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

In 2004, we had local service revenues of Won 2,975 billion, representing a decrease of 1.7% compared to 2003 local service revenues of Won 3,026 billion. The decrease in local service revenues in 2004 was due principally to a 12.8% decrease in the number of local call pulses in 2004 compared to 2003, which was attributable to the continued increase in usage of mobile telephone services and the Internet. Effects from such decrease were partially mitigated by our optional flat rate plan. See “—Overview—Changes in the Rate Structure for Local, Domestic Long-distance and International Long-distance Telephone Services.”

In 2005, we had local service revenues of Won 2,918 billion, representing a decrease of 1.9% compared to 2004 local service revenues. The decrease in local service revenues in 2005 was due principally to an 8.1% decrease in the number of local call pulses in 2005 compared to 2004 attributable to the continued increase in usage of mobile telephone services and the Internet. Effects from such decrease were partially offset by our optional flat rate plan.

Non-refundable Service Installation Fee. We implemented a new telephone installation charge system in April 2001, pursuant to which new customers who did not previously subscribe to our local service must pay a Won 60,000 non-refundable installation fee. We also recognize such non-refundable installation fee as revenue. See “Item 4. Information on the Company—Item 4.B. Business Overview—Revenues and Rates—Telephone Services—Local Telephone Service.” We recognized as revenue Won 125 billion in non-refundable service installation fees in 2003, Won 79 billion in 2004 and Won 70 billion in 2005.

Domestic Long-distance Revenues. Service revenues from domestic long-distance service depend on rates, the number of call minutes, and the distance and the time of day each call is made. In addition, we charge interconnection fees to fixed-line competitors, mobile service providers and voice resellers whenever they use our domestic long-distance network in providing their services. Domestic long-distance revenues include revenues from domestic long-distance calls placed from public telephones. Revenues from domestic long-distance service have decreased in recent years and are accounting for a smaller portion of our consolidated operating revenues, decreasing from 5.8% of our consolidated operating revenues in 2003 to 4.5% in 2005.

In 2004, we had domestic long-distance revenues of Won 854 billion, representing a decrease of 8.4% from 2003 domestic long-distance revenues of Won 932 billion. The decrease in domestic long-distance revenues in 2004 was due principally to a 11.7% decrease in the number of domestic long-distance call minutes in 2004 compared to 2003. The decrease in call minutes was due principally to the substitution effect from increase in usage of mobile telephone services and the Internet.

In 2005, we had domestic long-distance revenues of Won 766 billion, representing a decease of 10.3% from 2004 domestic long-distance revenues. The decrease in domestic long-distance revenues in 2005 was due principally to a 11.0% decrease in the number of domestic long-distance call minutes in 2005 compared to 2004. The decrease in call minutes was due principally to the substitution effect from increase in usage of mobile services and the Internet.

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

Outgoing calls made by customers in Korea (and by customers from foreign countries under our home country direct service) are billed in accordance with our rate schedule for the country called, which rates vary depending on the time of day when a call is placed. Incoming calls are billed by us to the relevant foreign carrier or administration at the applicable settlement rate specified under the relevant agreement with the foreign entity. International long-distance calls to and from the United States, Japan and China in the aggregate accounted for approximately 59.2% of our total international long-distance call minutes in 2005. See “Item 4. Information on the Company—Item 4.B. Business Overview—Our Services—Telephone Services—Fixed-line Telephone Services.”

In 2004, we had international long-distance revenues of Won 420 billion, representing a decrease of 6.9% compared to 2003 international long-distance revenues of Won 451 billion. Our international long-distance revenues decreased in 2004 primarily due to lower rates resulting from increased competition in 2004, which more than offset effects from a 4.1% increase in the number of international long-distance call minutes in 2004 compared to 2003.

In 2005, we had international long-distance revenues of Won 407 billion, representing a decrease of 3.0% compared to 2004 international long-distance revenues. Our international long-distance revenues decreased in 2005 primarily due to a 6.4% decrease in the number of international long-distance call minutes in 2005 compared to 2004 resulting from increased usage of mobile phones and Internet phones to make international long-distance calls. Effects from such decrease were partially offset by an increase in revenues from our Internet phone service and an increase in call minutes to relatively more expensive China.

Land-to-mobile Interconnection Revenues. When a landline user initiates a call to a mobile subscriber, we record the entire amount of the usage charges for these calls in land-to-mobile interconnection revenues and pay an interconnection charge to the relevant mobile service provider. See “Item 4. Information on the Company—Item 4.B. Business Overview—Revenues and Rates—Telephone Services—Interconnection.”

In 2004, we had land-to-mobile interconnection revenues of Won 1,861 billion, representing a decrease of 10.3% from 2003 interconnection revenues of Won 2,075 billion, primarily due to a decrease in the usage charge which are collected by us as land-to-mobile interconnection fees, as well as increased volume of calls between mobile subscribers which had the effect of lowering call volume from landline users to mobile subscribers.

In 2005, we had land-to-mobile interconnection revenues of Won 1,715 billion, representing a decrease of 7.8% from 2004 interconnection revenues, primarily due to a decrease in the usage charges which are collected by us as land-to-mobile interconnection fees, as well as increased volume of calls between mobile subscribers, which had the effect of lowering call volume from landline users to mobile subscribers.

Internet Service Revenues

Broadband Internet access service is accounting for an increasing portion of our consolidated operating revenues since we began offering the service in June 1999. Broadband Internet access service accounted for

11.8% of our consolidated operating revenues in 2003, 12.5% in 2004 and 12.8% in 2005. Miscellaneous Internet-related services include broadband Internet connection service to institutional customers under the “Kornet” brand name and services provided by our Internet data centers and bizmeka.com.

Broadband Internet Access Service Revenues. Broadband Internet access service revenues include basic monthly charges for fixed-line broadband service and wireless LAN service, as well as applicable one-time installation fees. We do not charge usage fees to our subscribers of broadband Internet access service.

Broadband Internet access service revenues increased by 13.3% to Won 2,135 billion in 2004 compared to Won 1,885 billion in 2003, primarily due to continued increase in our broadband Internet access subscribers and subscribers of our wireless LAN service.

Broadband Internet access service revenues increased by 3.2% to Won 2,204 billion in 2005 compared to 2004. The revenue growth slowed in 2005 as our net addition of subscribers decreased in 2005 compared to prior years.

Miscellaneous Internet-related Service Revenues.

Miscellaneous Internet-related service revenues decreased by 2.7% to Won 472 billion in 2004 compared to Won 485 billion in 2003. These revenues increased by 18.0% to Won 557 billion in 2005 compared to 2004, primarily due to an increase in revenues related to our Internet data centers and bizmeka service.

PCS Revenues

Our revenues from PCS service are generated through our consolidated subsidiary KTF and our PCS resale service. We derive revenues principally from:

•	initial subscription fees;

•	monthly access fees;

•	usage charges for outgoing calls;

•	usage charges for wireless data transmission; and

•	value-added monthly service fees.

PCS service revenues increased by 15.3% to Won 4,800 billion in 2004 compared to Won 4,164 billion in 2003, primarily due to a 12.3% increase in the number of subscribers, including the resale subscribers of KT Corporation, to 11.7 million subscribers as of December 31, 2004 compared to 10.4 million as of December 31, 2003. The increase in subscribers was unusually high in 2004 due primarily to a high number of SK Telecom subscribers who switched to KTF during 2004 after the implementation of mobile phone number portability. The average monthly revenue per subscriber of KTF increased to Won 39,890 in 2004 from Won 38,539 in 2003.

PCS service revenues increased by 8.8% to Won 5,227 billion in 2005 compared to 2004, primarily due to a 4.9% increase in the number of subscribers, including the resale subscribers of KT Corporation, to 12.3 million subscribers as of December 31, 2005 compared to 11.7 million as of December 31, 2004. The average monthly revenue per subscriber of KTF increased to Won 40,570 in 2005 from Won 39,890 in 2004.

Sale of Goods

Our revenues from sale of goods are generated primarily through sale of PCS handsets through our consolidated subsidiary KTF and our PCS resale service and sale of specially designed handsets.

Revenues from sale of goods increased by 52.1% to Won 1,755 billion in 2004 compared to Won 1,154 billion in 2003, primarily due to an increase in the number of PCS handsets purchased by former SK Telecom subscribers who switched to KTF.

Revenues from sale of goods decreased by 13.9% to Won 1,511 billion in 2005 compared to 2004. Revenues from sale of goods were unusually high in 2004 due primarily to a high number of PCS handsets purchased by former SK Telecom subscribers who switched to KTF during 2004 after the implementation of mobile phone number portability, which more than offset a decrease in revenues from sale of goods resulting from KTF’s subscribers switching to SK Telecom and LG Telecom starting in July 2004.

Other Revenues

Other revenues consist primarily of revenues from data communications service, satellite service, and miscellaneous services such as system and network integration service, services provided by KTH and real estate-related service.

Revenues from data communications service include basic monthly charges of leased lines based on their distance, the capacity of the line and the type of line provided, as well as applicable one-time installation fees. Data communications service revenues decreased by 11.1% to Won 963 billion in 2004 compared to Won 1,084 billion in 2003, primarily due to a decrease in demand from Internet service providers utilizing connections other than through leased-lines. Such revenues decreased further by 1.9% in 2005 to Won 945 billion primarily as a result of continued decrease in demand for leased-lines from Internet service providers.

Our satellite service revenues remained relatively stable during the past three years, and amounted to Won 120 billion in 2003, Won 119 billion in 2004 and Won 114 billion in 2005.

Revenues from miscellaneous services increased by 12.3% to Won 636 billion in 2004 compared to Won 566 billion in 2003 and increased further by 13.4% to Won 721 billion in 2005, primarily due to an increase in revenues from system and network integration service and real estate-related service.

Salaries and Related Costs

The principal components of salaries and related costs are salaries and wages, provisions for retirement and severance benefits and employee benefits. Employee benefits include meal subsidies and commuting subsidies. The retirement and severance benefit is a lump-sum amount paid to employees who have been employed by us for more than one year when they leave.

In 2004, salaries and related costs were Won 2,737 billion, representing a 26.2% decrease from Won 3,710 billion in 2003, primarily as a result of a decrease in early retirement payments in 2004 compared to 2003, as well as a decrease in the number of employees. The aggregate amount of retirement and severance benefits paid in 2004 was Won 94 billion compared to Won 1,021 billion in 2003.

In 2005, salaries and related costs were Won 3,046 billion, representing an 11.3% increase from 2004, primarily due to an increase in salaries and wages, as well as a payment of one-time bonuses of Won 91 billion. We also contributed approximately 2.3 million treasury shares to our employee stock ownership association in August 2005 and recorded Won 92 billion as employee benefits expense.

Wireline Communications. In 2004, salaries and related costs decreased by 31.3% to Won 2,324 billion compared to Won 3,385 billion in 2003 for the reasons described above. In 2005, salaries and related costs increased by 12.4% to Won 2,612 billion, primarily as a result of an increase in salaries and wages, as well as a payment of one-time bonuses of Won 91 billion.

PCS Service. In 2004, salaries and related costs increased by 14.0% to Won 212 billion compared to Won 192 billion in 2003 primarily as a result of special incentive payments to employees of KTF who successfully recruited PCS subscribers in 2004. The number of employees at KTF decreased by 0.2% to 2,441 as of December 31, 2004 compared to 2,446 as of December 31, 2003. In 2005, salaries and related costs increased by 2.7% to Won 228 billion primarily as a result of an increase in the number of employees. The number of employees at KTF increased by 4.1% to 2,542 as of December 31, 2005 compared to 2,441 as of December 31, 2004.

Depreciation and Amortization

Depreciation and amortization remained relatively stable in recent years. In 2004, depreciation and amortization expense increased by 0.7% to Won 3,720 billion compared to Won 3,694 billion in 2003. In 2005, depreciation and amortization expense decreased by 6.3% to Won 3,557 billion.

Wireline Communications. Depreciation and amortization expense decreased by 6.8% in 2004 to Won 2,284 billion and by an additional 4.8% in 2005 to Won 2,174 billion due primarily to a decrease in capital expenditures on property and equipment in recent years as a result of a more efficient utilization of our facilities. Such effects more than offset an increase in our depreciation expense in 2005 arising from a change in accounting estimate. Effective January 1, 2005, we changed the estimated useful life used to compute depreciation on modems from six years to three years. As a result of this change in estimate, which is accounted for prospectively, depreciation expense in 2005 increased by Won 59 billion, as compared to the amount which would have been reported using the previous useful life.

PCS Service. Depreciation and amortization expense increased by 28.5% in 2004 to Won 1,091 billion and by an additional 4.4% in 2005 to Won 1,138 billion due primarily to increases in capital expenditures at KTF to enhance and expand its mobile network.

Other Operating and Maintenance Expenses

The largest components of other operating and maintenance expenses are commissions and cost of services, cost of PCS handsets, interconnection payments and repairs and maintenance costs. The following table shows other operating and maintenance expenses broken down by major components and the percentage changes in these expenses for each of the years in the three-year period ended December 31, 2005:

	Year Ended December 31,						Year Ended December 31,
	2003		2004		2005		2003/2004	2004/2005
	(In billions of Won)
Commissions, cost of services and settlement payments	(Won)	2,117	(Won)	2,616	(Won)	2,692	23.6%	2.9%
Cost of goods sold		1,131		1,782		1,461	57.5	(18.0)
Interconnection charge		1,077		973		1,061	(9.6)	9.0
Repairs and maintenance		451		488		615	8.2	26.0
Miscellaneous expenses		2,002		2,195		2,293	9.6	4.5

Total	(Won)	6,778	(Won)	8,054	(Won)	8,122	18.8%	0.8%

Commissions, cost of services and settlement payments consist principally of commissions related to PCS handset sales, system and network integration services and production of prepaid phone cards and payments to foreign carriers and administrations for provision of international long-distance service pursuant to service agreements. In 2004, our commissions, cost of services and settlement payments increased by 23.6% to Won 2,616 billion compared to Won 2,117 billion in 2003, primarily as a result of a 66.4% increase in commissions to PCS sales agents to Won 940 billion. In 2005, our commissions, cost of services and settlement payments increased by 2.9% to Won 2,692 billion, primarily as a result of a 9.1% increase in commissions to PCS sales agents to Won 1,026 billion and a 16.4% increase in commissions for system integration service and other miscellaneous services to Won 489 billion, which were partially offset by a 7.3% decrease in commissions related primarily to royalties paid for KTF’s PCS handset platform and commissions paid by KTF Technologies and KT Submarine to Won 984 billion.

Our cost of goods sold consists primarily of PCS handsets sold through our consolidated subsidiary KTF and our PCS resale service. In 2004, our cost of goods sold increased by 57.6% to Won 1,782 billion compared to Won 1,131 billion in 2003 primarily due to an increase in the number of PCS handsets purchased by subscribers who switched from SK Telecom after the implementation of mobile phone number portability, which more than offset a decrease in revenues from sale of goods resulting from KTF’s subscribers switching to SK Telecom and LG Telecom starting in July 2004. In 2005, cost of goods sold decreased by 18.0% to Won 1,461 billion as a result of a decrease in the number of subscribers switching handsets in 2005 compared to 2004.

We recognize as an expense the interconnection payments to mobile service providers for calls from landline users and PCS subscribers of KTF to mobile service subscribers. Our interconnection charges decreased by 9.7% to Won 973 billion in 2004 compared to Won 1,077 billion in 2003 primarily as a result of a decrease in the interconnection charges we paid per minute to mobile service operators, which more than offset an increase in the amount of traffic to mobile service providers. However, such charges increased by 9.0% to Won 1,061 billion in 2005 compared to Won 973 billion in 2004 primarily as a result of continued increase in the amount of traffic to mobile service providers, which more than offset a slight decrease in the interconnection charges we paid per minute to mobile service providers. For a discussion of the interconnection payment calculation methodology, see “Item 4. Information on the Company—Item 4.B. Business Overview—Revenues and Rates—Telephone Services—Interconnection.”

Our repair and maintenance expenses increased by 8.2% to Won 488 billion in 2004 compared to Won 451 billion in 2003 primarily due to expansion and maintenance of our broadband network. In 2005, our repair and maintenance expenses further increased by 26.1% to Won 616 billion primarily due to an increase in repair and maintenance activities related to our broadband Internet service network.

Wireline Communications. The largest components of other operating and maintenance expenses are commissions and settlement payments, interconnection payments for landline to mobile calls and repair and maintenance expenses. In 2004, other operating and maintenance expenses increased by 13.8% to Won 5,115 billion compared to Won 4,496 billion, primarily as a result of an increase in commissions, settlement payments and repair and maintenance expenses, which more than offset a decrease in interconnection payments for landline to mobile calls. In 2005, other operating and maintenance expenses increased by 6.2% to Won 5,432 billion primarily as a result of an increase in commissions, cost of services and settlement payments.

PCS Service. The largest components of other operating and maintenance expenses are cost of goods sold, sales promotion and advertisement costs, interconnection payments and commissions (including commissions related to PCS handset sales). In 2004, other operating and maintenance expenses increased by 22.9% to Won 3,999 billion compared to Won 3,254 billion in 2003, primarily as a result of an increase in cost of goods sold and advertisement costs, as well as an increase in interconnection payments and commissions related to PCS handset sales. In 2005, other operating and maintenance expenses decreased by 3.2% to Won 3,873 billion primarily as a result of a decrease in promotion, advertising and commission expenses.

Operating Income

Operating income increased by 36.1% to Won 2,481 billion in 2004 compared to Won 1,823 billion in 2003, as the increase in operating revenues more than offset the increase in expenses described above. Accordingly, our operating margin increased from 11.3% in 2003 to 14.5% in 2004.

Operating income decreased by 2.0% in 2005 to Won 2,431 billion, as the increase in operating expenses more than offset the increase in revenues described above. Accordingly, our operating margin decreased to 14.2% in 2005.

Wireline Communications. In 2004, operating income increased by 71.1% to Won 2,127 billion compared to Won 1,243 billion in 2003, as an increase in operating revenues more than offset an increase in operating expenses described above. Operating margin increased from 10.7% in 2003 to 17.9% in 2004. In 2005, operating income decreased by 22.0% to Won 1,660 billion as the increase in operating expenses described above more than offset the increase in operating revenues described above. Operating margin decreased to 14.0% in 2005.

PCS Service. In 2004, operating income decreased by 30.7% to Won 539 billion compared to Won 778 billion in 2003 as an increase in operating expenses described above more than offset an increase in operating revenues. Operating margin decreased from 15.3% in 2003 to 9.2% in 2004. In 2005, operating income increased by 54.6% to Won 834 billion due to the increase in operating revenues described above as well as the decrease in operating expenses described above. Operating margin increased to 13.8% in 2005.

Income Taxes

In 2004, our income tax expense was Won 578 billion and our effective tax rate was 28.8%. We recognized investment tax credit of Won 206 billion but also recognized impairment of deferred tax asset of Won 174 billion in 2004 resulting from our conclusion that it was not probable for us to be able to realize the tax benefit of our equity in losses of affiliates. In 2005, our income tax expense was Won 421 billion and our effective tax rate was 24.1%. We recognized investment tax credit of Won 238 billion but also recognized impairment of deferred tax asset of Won 90 billion in 2005 resulting from our conclusion that it was not probable for us to be able to realize the tax benefit of our equity in losses of affiliates.

In December 2003, the Korean government reduced the corporate income tax rate (including resident tax) beginning in 2005. Effective January 1, 2005, the income tax rate was reduced from 29.7% to 27.5%. We recorded effect of tax rate change of Won 7 billion in 2004 and Won 34 billion in 2003 due to the decrease of net deferred tax asset upon the enactment of the lower tax rate.

We had net deferred income tax assets of Won 496 billion as of December 31, 2005.

Wireline Communications. Income tax expense increased by 18.4% from Won 460 billion in 2003 to Won 544 billion in 2004, primarily due to an increase in earnings before income taxes from Won 1,290 billion in 2003 to Won 1,800 billion in 2004. In 2005, income tax expense decreased by 33.7% to Won 361 billion, primarily due to a 24.5% decrease in earnings before income taxes to Won 1,359 billion.

PCS Services. Income tax expense decreased by 51.9% from Won 52 billion in 2003 to Won 25 billion in 2004, primarily due to a decrease in earnings before income taxes from Won 463 billion in 2003 to Won 309 billion in 2004. In 2005, income tax expense increased by 157.6% to Won 64 billion, primarily due to a 97.9% increase in earnings before income taxes to Won 611 billion.

Net Earnings

In 2004, our net earnings increased by 56.0% to Won 1,282 billion compared to Won 822 billion in 2003 primarily as a result of a 36.1% increase in our operating income in 2004 discussed above and the 36.8% decrease in minority interest in earnings of consolidated subsidiaries in 2004 to Won (149) billion from Won (236) billion in 2003, which more than offset a 95.4% increase in other expenses in 2004 to Won 471 billion from Won 241 billion in 2003. Other expenses increased in 2004 primarily as a result of a net loss on disposition of available-for-sale securities of Won 15 billion in 2004 compared to a net gain of Won 773 billion in 2003 resulting primarily from our disposition of shares of SK Telecom in January 2003, as well as an increase in net loss from derivative transaction and valuation of Won 147 billion in 2004 from Won 151 million in 2003 resulting primarily from appreciation of the Won against the Dollar, which more than offset a net foreign currency transaction and translation gain of Won 543 billion in 2004 compared to net foreign currency transaction and translation loss of Won 27 billion in 2003. We recorded a significant net foreign currency translation gain in 2004 primarily as a result of the appreciation of the Won against the Dollar, in which a significant portion of our debt is denominated. In terms of the average noon buying rate, the Won appreciated against the Dollar from a high in 2002 of Won 1,332.0 to US$1 to Won 1,035.1 to US$1 as of December 31, 2004.

In 2005, our net earnings decreased by 18.0% to Won 1,052 billion compared to Won 1,282 billion in 2004 primarily due to a 44.9% increase in other expenses to Won 683 billion in 2005 from Won 471 billion in 2004 and a 84.4% increase in minority interest in earnings of consolidated subsidiaries to Won (275) billion in 2005 from Won (149) billion in 2004, as well as the 2.0% decrease in operating income discussed above. Other expenses increased in 2005 primarily as a result of (i) a decrease in our net foreign currency transaction and translation gains and (ii) a decrease in contributions received for losses on universal telecommunications services. We recorded an 87.8% decrease in our net foreign currency transaction and translation gains to Won 66 billion in 2005 from Won 543 billion in 2004 primarily resulting from a deceleration in the appreciation of the Won against the Dollar during 2005 compared to 2004, as well as a reduction in our foreign currency-denominated debt following the redemption of most of our Dollar-denominated convertible bonds in early 2005. In terms of the average noon buying rate, the Won appreciated against the Dollar from Won 1,035.1 to US$1.00 as of December 31, 2004 to Won 1,010.0 to US$1.00 as of December 30, 2005. Our contributions received for losses on universal telecommunication services decreased by 90.7% to Won 7 billion in 2005 from Won 80 billion in 2004. The 2005 amount was negatively impacted by Won 27 billion that related to an adjustment from the prior year while the 2004 amount was positively impacted by Won 19 billion that related to an adjustment from the prior year. These effects more than offset (i) a 93.4% decrease in our net derivatives transaction and valuation losses to Won 10 billion in 2005 from Won 147 billion in 2004 primarily resulting from a deceleration in the appreciation of the Won against the Dollar during 2005 compared to 2004 and (ii) a net gain on disposition of available-for-sale securities of Won 70 billion in 2005 from our disposition of investments in equity securities, including Mobilians Co., Ltd., Sports Toto, Intelsat Ltd. and Inmarsat Group Holdings, Ltd., compared to a net loss on disposition of available-for-sale securities of Won 15 billion in 2004.

In 2005, our equity in losses of affiliates of Won 19 billion included our recognition of equity in losses of Won 25 billion relating to our investment in Korea Digital Satellite Broadcasting Co. (“KDB”). In 2004, our investment in KDB was reduced to zero due to KDB’s operating losses and investor-level goodwill impairment of Won 37 billion. In December 2005, KDB issued new shares in the amount of the Won 46 billion, which were acquired by JPMorgan Whitefriars Inc. (including the rights to dividends and voting rights of the KDB shares). Related to the new shares issuance by KDB, JPMorgan Chase Bank and we entered into a “put and call combination” contract based on the related shares of KDB amounting to Won 46 billion plus a cash premium of Won 7 billion. As a result of this commitment, we have resumed the equity method of accounting for our investment in KDB. See Note 9 to the Consolidated Financial Statements.

Wireline Communications. Net earnings increased by 51.3% to Won 1,256 billion in 2004 compared to Won 830 billion in 2003 but decreased by 20.5% to Won 998 billion in 2005, primarily as a result of the reasons discussed above.

PCS Service. In 2004, net earnings decreased by 30.9% to Won 284 billion compared to Won 411 billion in 2003 primarily as a result of the 30.7% decrease in operating income in 2004 discussed above. In 2005, net earnings increased by 92.7% to Won 547 billion primarily as a result of the 54.6% increase in operating income in 2005 discussed above.

Inflation

We do not consider that inflation in Korea has had a material impact on our results of operations in recent years. Inflation in Korea was 3.6% in 2003, 3.6% in 2004 and 2.7% in 2005. See “Item 3. Key Information—

Item 3.D. Risk Factors—Korea is our most important market, and our current business and future growth could be materially and adversely affected if economic conditions in Korea deteriorate.”

Item 5.B. Liquidity and Capital Resources

The following table sets forth the summary of our cash flows determined in accordance with Korean GAAP for the periods indicated:

	For the Years Ended December 31,
	2003		2004		2005
	(In billions of Won)
Net cash provided by operating activities	(Won)	3,190	(Won)	4,719	(Won)	5,986
Net cash used in investing activities		(1,481)		(3,618)		(2,523)
Net cash used in financing activities		(2,065)		(106)		(3,725)
Cash and cash equivalents at beginning of period		1,087		761		1,756
Cash and cash equivalents at end of period		761		1,756		1,547
Net increase (decrease) in cash and cash equivalents		(326)		995		(209)

Capital Requirements

Historically, uses of cash and cash equivalents consisted principally of purchases of property, plant and equipment and other assets and payments of long-term debt. In recent years, we have also used cash for acquisition of treasury shares and shares of our affiliates and payment of retirement and severance benefits for early retirement programs. From time to time, we may also require capital for investments involving acquisitions and strategic relationships.

Net cash used in investing activities was Won 1,481 billion in 2003, Won 3,618 billion in 2004 and Won 2,523 billion in 2005, including additions to property, plants and equipment of Won 3,209 billion in 2003, Won 2,971 billion in 2004 and Won 2,871 billion in 2005. We recorded net sale of short-term financial instruments of Won 759 billion in 2003, net acquisition of short-term financial instruments of Won 923 billion in 2004 and net sale of short-term financial instruments of Won 354 billion in 2005.

In our financing activities, we used cash of Won 1,989 billion in 2003, Won 2,178 billion in 2004 and Won 4,903 billion in 2005 for principal repayment of outstanding long-term debt. Repayment of long-term debt in 2003 included our repurchase and retirement of US$84 million aggregate principal amount of 0.25% convertible notes issued due 2007. In November 2004, substantially all of the holders of convertible notes due 2007 elected to exercise their option to redeem the notes, and we repaid the principal amount of US$1.1 billion on January 4, 2005. On the same day, we also used US$500 million to repay the principal amount of bonds issued to Microsoft Corporation. In addition, we used Won 1,323 billion on May 25, 2005 to repay the outstanding principal of and accrued interest on convertible bonds issued to domestic investors in May 2002.

From time to time, we have also required capital needs for acquisition of treasury shares and shares of our affiliates and payment of retirement and severance benefits for early retirement programs. In 2003, we spent Won 412 billion to purchase 8,773,600 of our shares on the Stock Market Division of the Korea Exchange for retirement. In 2003, we also spent Won 1,021 billion as payment of retirement and severance benefits, primarily resulting from a special round of voluntary early retirement program in September 2003 in which 5,497 employees elected to retire. In January 2006, we announced our plan to spend approximately Won 357 billion from February to November 2006 to acquire common shares of KTF from the market to increase our holding. Under the plan, we acquired 6,448,360 common shares of KTF as of June 20, 2006. In February 2006, we also announced our plan to spend approximately Won 200 billion to acquire shares of our common stock from the market as treasury shares for retirement. We acquired and retired 4,667,950 treasury shares under the plan as of June 20, 2006.

Payments of cash dividends amounted to Won 213 billion in 2003, Won 683 billion in 2004 and Won 683 billion in 2005.

We anticipate that capital expenditures, and, to a lesser extent, repayment of outstanding contractual obligations and commitments will represent the most significant use of funds for the next several years. We may also require capital for investments involving acquisitions and strategic relationships, as well as the purchase of additional treasury shares and shares of our affiliates. For example, KTF and DoCoMo entered into a strategic alliance in December 2005, pursuant to which DoCoMo acquired newly issued shares representing 10.0% interest in KTF for Won 564 billion. Under the agreement, DoCoMo has the right to require us to purchase these shares if KTF fails to achieve an agreed W-CDMA service coverage rate in Korea by December 31, 2008. If the option is exercised by DoCoMo, we will be required to purchase the shares at the acquisition price plus interest by February 15, 2009.

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

Payments of contractual obligations and commitments will also require considerable resources. In our ordinary course of business, we routinely enter into commercial commitments for various aspects of our operations, including repair and maintenance. As of December 31, 2005, we had various contractual obligations and commitments which are more fully disclosed in the notes to our consolidated financial statements.

The following table sets forth selected information regarding our contractual obligations to make future payments as of December 31, 2005:

	Payments Due by Period
Contractual Obligations(1)	Total		Less than 1 Year		1-3 Years		4-5 Years		After 5 Years
	(in billions of Won)
Long-term debt obligations (including current portion of long-term debt)	(Won)	8,603	(Won)	1,207	(Won)	2,323	(Won)	1,938	(Won)	3,135
Capital lease obligations		41		10		20		11		—
Operating lease obligations		84		45		13		11		15
Long-term accounts payable—others		650		—		200		280		170

Total	(Won)	9,378	(Won)	1,262	(Won)	2,556	(Won)	2,240	(Won)	3,320

(1)	Contractual obligations represent on-balance sheet contractual liabilities as of the consolidated balance sheet date excluding refundable deposits for telephone installation and accruals for customer call bonus points, which do not have definitive payment schedules.

Capital Resources

We have traditionally met our working capital and other capital requirements principally from cash provided by operations, while raising the remainder of our requirements primarily through debt financing. Our major sources of cash have been net earnings before depreciation and amortization and proceeds of long-term debt, and we expect that these sources will continue to be our principal sources of cash in the future. Net income was Won 822 billion in 2003, Won 1,282 billion in 2004 and Won 1,052 billion in 2005, depreciation and amortization were Won 3,757 billion in 2003, Won 3,797 billion in 2004 and Won 3,639 billion in 2005, and aggregate cash proceeds from long-term debt were Won 1,286 billion in 2003, Won 3,236 billion in 2004 and Won 1,764 billion in 2005.

In recent years, KTF has also begun to utilize off-balance financing arrangements to supplement the primary sources of financing discussed above. For example, on November 4, 2003, KTF established a PCS service installment receivables transfer program. Under this program, KTF transfers receivables on a monthly basis and receives cash and beneficiary certificates, which terminates on February 28, 2007. As of December 31, 2005, the uncollected trade receivables under this program was Won 356 billion.

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

Our total stockholders’ equity increased from Won 9,026 billion at December 31, 2004 to Won 10,350 billion at December 31, 2005, primarily as a result of net earnings as well as an increase in our minority interest in consolidated subsidiaries to Won 2,518 billion as of December 31, 2005 from Won 1,810 billion as of December 31, 2004.

Liquidity

We had working capital (current assets minus current liabilities) deficits of Won 1,184 billion as of December 31, 2003 and Won 1,526 billion as of December 31, 2004. We had a working capital surplus of Won 1,309 billion as of December 31, 2005. The following table sets forth the summary of our significant current assets for the periods indicated:

	As of December 31,
	2003		2004		2005
	(In billions of Won)
Cash and cash equivalents	(Won)	761	(Won)	1,756	(Won)	1,547
Short-term financial instruments		61		984		640
Current portion of trading securities		52		6		250
Current portion of available-for-sale securities		287		258		15
Notes and accounts receivable—trade, net of allowance for doubtful accounts		2,647		2,793		2,456
Accounts receivable—other		323		365		285
Inventories		365		374		360

Our cash, cash equivalents and short-term financial instruments maturing within one year totaled Won 822 billion as of December 31, 2003, Won 2,740 billion as of December 31, 2004 and Won 2,187 billion as of December 31, 2005. Under Korean GAAP, bank deposits and all highly liquid temporary cash instruments within maturities of three months are considered as cash equivalents. Short-term financial instruments primarily consist of time and trust deposits with maturities between four to twelve months. The level of cash and cash equivalents increased by additional borrowings and accumulation of earnings at the end of 2004 to repay in January 2005 the principal amount of US$1.1 billion of convertible bonds and the principal amount of US$500 million of bonds. The level of cash and cash equivalents remained relatively high as of December 31, 2005 and the level of current portion of trading securities increased significantly as of December 31, 2005 primarily due to Won 564 billion in proceeds from the sale of KTF shares to DoCoMo in December 2005. We expect the current portion of available-for-sale securities to decrease in 2006 due to our investing and financing activities, including capital expenditures and debt payments.

The following table sets forth the summary of our significant current liabilities for the periods indicated:

	As of December 31,
	2003		2004		2005
	(In billions of Won)
Notes and accounts payable—trade	(Won)	1,023	(Won)	853	(Won)	867
Short-term borrowings		632		439		113
Current portion of long-term debt		2,173		4,756		1,206
Accounts payable—other		1,233		1,123		1,441
Accrued expenses		253		288		458

As of December 31, 2005, we had bank overdraft agreements for borrowings up to Won 601 billion, commercial paper issuance agreements for borrowings up to Won 310 billion, collateral loan agreements on accounts receivables for borrowings up to Won 650 billion and letters of credit agreements for borrowings up to US$31 million. As of December 31, 2005, no amounts were outstanding under these facilities. We have not had, and do not believe that we will have, difficulty gaining access to short-term financing sufficient to meet our current requirements. We issued guarantees in favor of our consolidated subsidiaries’ indebtedness and contract performance of Won 43 billion as of December 31, 2005.

Capital Expenditures

Capital expenditures on property, plants and equipment in 2005 totaled Won 2,871 billion compared to Won 2,971 billion in 2004 and Won 3,209 billion in 2003.

Our current capital expenditure plan (including expenditures on property, plants and equipment) calls for the expenditure of approximately Won 4,220 billion in 2006 (including approximately Won 1,220 billion by KTF). The principal components of our capital investment plans are:

•	expansion and modernization of our networks, which are expected to account for approximately 30% of all capital expenditures in 2006;

•	capital investments for our Internet services (including Wibro service), which are expected to account for approximately 25% of all capital expenditures in 2006;

•	capital investments in PCS and IMT-2000 mobile telecommunications services made by KTF, which are expected to account for approximately 19% of all capital expenditures in 2006;

•	capital investments in data communications and related services (including investments for leased line service and other data communications services but excluding broadband), which are expected to account for approximately 10% of all capital expenditures in 2006;

•	capital investments in our fixed-line voice services, which are expected to account for approximately 4% of all capital expenditures in 2006; and

•	miscellaneous investment expenses which are expected to account for approximately 12% of all capital expenditures in 2006.

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

Recent Accounting Pronouncements in Korean GAAP

The Korean Accounting Standards Board has published a series of Statements of Korean Accounting Standards (“SKAS”), which will gradually replace the existing financial accounting standards established by the Korea Financial Supervisory Board. SKAS No. 10, No. 12 and No. 13 were adopted by us on January 1, 2004. SKAS No. 15 “Equity Method Accounting,” No. 16 “Income Taxes,” and No. 17 “Provisions, Contingent Liabilities and Contingent Assets” became effective for us on January 1, 2005. In addition, SKAS No. 18 “Interests in Joint Ventures,” No. 19 “Leases” and No. 20 “Related Party Disclosures” became effective for us on January 1, 2006. We do not expect the adoption of these standards to have a material impact on our results of operations, financial position and cash flows.

U.S. GAAP Reconciliation

In 2003, we recorded net earnings of Won 395 billion under U.S. GAAP compared to net earnings of Won 822 billion under Korean GAAP, primarily because of impairment loss relating to equity method investments, deferred income tax effects of U.S. GAAP adjustments and depreciation. In 2004, we recorded net earning of Won 1,405 billion under U.S. GAAP compared to net earnings of Won 1,282 billion under Korean GAAP, primarily because of difference in the treatment of deferred income tax under U.S. GAAP, foreign currency translation of convertible notes and reversal of goodwill amortization relating to equity method investments. In 2005, we recorded net earnings of Won 1,149 billion under U.S. GAAP compared to net earnings of Won 1,052 billion under Korean GAAP, primarily because of difference in the treatment of reversal of goodwill amortization relating to equity method investments, depreciation and deferred income tax.

Stockholders’ equity under U.S. GAAP is lower than under Korean GAAP by Won 2,366 billion and Won 3,005 billion at December 31, 2004 and 2005, respectively, primarily as a result of:

•	the difference in the treatment of minority interests;

•	the difference in the treatment of impairment loss relating to equity investees;

•	the difference in the treatment of deferred service installation fees; and

•	the difference in the treatment of depreciation,

which more than offset the effect of:

•	other differences in the treatment of equity in earnings of equity method affiliates; and

•	the aggregate effect of deferred income taxes recognized under U.S. GAAP.

In addition, under U.S. GAAP, certain subsidiaries, including KTF, are accounted for under the equity method and accordingly, are not consolidated.

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

In December 2004, the FASB issued FASB Statement No. 123 (revised 2004), “Share-Based Payment,” which addresses the accounting for transactions in which an entity exchanges its equity instruments for goods or services with a primary focus on transactions in which an entity obtains employee services in share-based payment transactions. This statement is a revision to Statement 123 and supersedes APB Opinion No. 25, “Accounting for Stock Issued to Employees” and its related implementation guidance. This statement will require measurement of the cost of employee services received in exchange for stock compensation based on the grant-date fair value of the employee stock options. Incremental compensation costs arising from subsequent modifications of awards after the grant date must be recognized. This statement will be effective for the fiscal year beginning after June 16, 2005. We believe that the adoption of this statement will not have significant impact on our consolidated financial position or operating results.

In March 2005, FASB issued FIN No. 47 (“FIN 47”) “Accounting for Conditional Asset Retirement Obligations—an interpretation of FASB Statement No. 143.” FIN 47 provides guidance relating to the identification of and financial reporting for legal obligations to perform an asset retirement activity. FIN 47 requires recognition of a liability for the fair value of a conditional asset retirement obligation when incurred if the liability’s fair value can be reasonably estimated. FIN 47 is effective for fiscal years ending after December 15, 2005. Based on its preliminary assessment, we do not believe that the adoption of FIN 47 will have a material impact on our results of operations or financial position.

In April 2005, FASB issued SFAS No. 154, “Accounting Changes and Error Corrections,” requiring retrospective application as the required method for reporting a change in accounting principle, unless impracticable or a pronouncement includes specific transition provisions. This statement also requires that a change in depreciation, amortization, or depletion method for long-lived, nonfinancial assets be accounted for as a change in accounting estimate effected by a change in accounting principle. This statement carries forward the guidance in APB Opinion No. 20, “Accounting Changes,” for the reporting of the correction of an error and a change in accounting estimate. This statement is effective for accounting changes and correction of errors made in fiscal years beginning after December 15, 2005.

In November 2005, FASB released FSP FIN 45-3, “Application of FASB Interpretation No. 45 to Minimum Revenue Guarantees Granted to a Business or Its Owners,” requiring companies to disclose minimum revenue guarantees in accordance with the guidelines provided in FIN 45 for interim and annual financial statements. We adopted FIN 45-3 upon issuance. The Interpretation did not have a material effect on our consolidated financial position or results of operations.

Item 5.C. Research and Development, Patents and Licenses

In order to conduct our research and develop applications of new technology for the Korean telecommunications system, we operate:

•	a convergence business unit;

•	a broadband convergence network, or BcN, business unit;

•	a marketing laboratory;

•	an information security business unit;

•	a network technology laboratory; and

•	a research and development group (future technology laboratory and infrastructure laboratory).

At December 31, 2005, these research centers employed a total of 974 researchers and employees, of whom 119 had doctoral degrees and 718 had master’s degrees. Total expenditures on research and development (excluding the contributions referred to below) were Won 245 billion in 2003, Won 265 billion in 2004 and Won 267 billion in 2005.

A substantial part of our research and development budget is for contributions to unaffiliated educational foundations and institutes conducting research. Under the Telecommunications Basic Law, network service providers and specific service providers are obligated to contribute 0.75% and 0.5% of their total annual revenues, respectively, to the Institute of Information Technology Assessment, which uses the fund to promote research and development in information technology. Our contributions as a network service provider and specific service provider to the Korean government (Information and Telecommunication Improvement Fund), the Korea Electronic Telecommunication Research Institute and other institutes amounted to Won 63 billion in 2003, Won 74 billion in 2004 and Won 66 billion in 2005. See Note 33 to the Consolidated Financial Statements. As of December 31, 2005, KT Corporation had 4,739 registered patents and 3,270 patents pending domestically and had 622 registered patents and 191 patents pending internationally. As of such date, KTF had 252 registered patents and 1,102 patents pending domestically and had 20 registered patents and 145 patents pending internationally.

In recent years, we have focused our research and development efforts in the following areas:

•	integrated operations support system;

•	home network and application services;

•	next generation telecommunication network construction and engineering;

•	development of new BcN-based business;

•	IP infrastructure and access network engineering;

•	development of technology for deployment of fiber-to-the-home, or FTTH, in select locations;

•	WiBro Internet access service; and

•	diagnosis and improvement of information security system to protect customer information against security breach.

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

Item 6. Directors, Senior Management and Employees

Item 6.A. Directors and Senior Management

Directors

Our board of directors has the ultimate responsibility for the administration of our affairs. Our articles of incorporation provide for a board of directors consisting of:

•	up to three standing directors, including the President; and

•	up to eight outside directors.

All of our directors are elected at the shareholders’ meeting. If the total assets of a company listed on the Stock Market Division of the Korea Exchange as of the end of the preceding year exceeds Won 2,000 billion, which is the case with us, the Securities and Exchange Act of Korea requires such company to have more than three outside directors with at least half of its total directors being outside directors. The term of office for all directors is up to three years, but the term is extended to the close of the annual shareholders’ meeting convened with respect to the last fiscal year of the term.

Under the Securities and Exchange Act, we must establish a committee to nominate candidates for outside directors within the board of directors, and outside directors must make up not less than half of the total members of the outside director candidate nominating committee. According to our articles of incorporation, such committee must consist of one standing director and all of our outside directors. Our Outside Director Candidate Recommendation Committee nominates outside director candidates for appointment at the general shareholders’ meeting.

One-third of the outside directors must be up for election in any given year. Upon the request of any director, a meeting of the board of directors will be assembled. The chairman of the board of directors is elected from among the outside directors by a resolution of the board of directors. The term of office of the chairman is one year.

Our current directors are as follows:

Name	Position	Years as Director	Age	Expiration of Term of Office
Standing Directors(1)
Joong-Soo Nam	President and Chief Executive Officer	2	50	2008
Jong-Lok Yoon	Executive Vice President	1	48	2007
Jeong-Soo Suh	Senior Vice President	2	48	2007

Outside Directors(1)
Jeong-Ro Yoon	Chairperson of the board of directors, Professor, Korea Advanced Institute of Science and Technology	3	51	2007
Sung-Deuk Park	President of The Electronic Times	6	66	2007
Kook-Hyun Moon	Chief Executive Officer of Yuhan-Kimberly Corporation	4	57	2008
Stuart B. Solomon	Chief Executive Officer of Metropolitan Life Insurance (Korea)	5	56	2008
Do-Hwan Kim	Professor, Sejong University	4	47	2009
Kon-Sik Kim	Professor, Seoul National University	3	51	2007
Thae-Surn Khwarg	Chief Executive Officer of SEI Asset Korea	2	47	2008
Jong-Kyoo Yoon	Senior Counsel of Kim & Chang	1	51	2009

(1)	All of our standing and outside directors beneficially own less than one percent of the issued shares of KT Corporation in the aggregate.

For the purposes of the Korean Commercial Code, our President is deemed to be the “representative director” who is authorized to perform all judicial and extra-judicial acts relating to our business. Our shareholders elect the President in accordance with the provisions of the Commercial Code and our articles of incorporation. A candidate for President is nominated by a committee formed for that purpose. The president candidate nominating committee consists of:

•	all of our outside directors;

•	one person who is designated by the board of directors from among the ex-presidents; and

•	one civilian designated by outside directors, except former and present officers and employees of telecom carriers competing with us, their affiliates, our officers and employees and government officers.

Under our articles of incorporation, the president candidate nominating committee must submit a draft management contract between the company and the candidate covering the management objectives of the company to the shareholders’ meeting at the time of nomination of the candidate to the meeting. When the draft management contract has been approved at the shareholders’ meeting, the company enters into such management contract with the president. In such case, the chairman of the president candidate nominating committee, on behalf of the company, signs the management contract.

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

Senior Management

Our executive officers consist of Executive Vice Presidents, Senior Vice Presidents and Vice Presidents. The executive officers other than the standing directors are appointed by the President and may serve up to three years. Our Chief Financial Officer is Haing Min Kwon, Senior Vice President of the Financial Management Office.

The current executive officers are as follows:

Name(1)	Title and Responsibilities	Current Position Held Since	Years with the Company	Age
Sang-Hoon Lee	Executive Vice President, Business Development Group	2005	15	51
Tae-Soek Ro	Executive Vice President, Marketing Group	2005	26	51
Han-Suk Kim	Senior Vice President, Corporate Development Group	2005	15	50
Hee-Kyun Park	Senior Vice President, Support Group	2005	21	50
Gwang-Ju Seo	Senior Vice President, Network Service Group	2005	25	49
Won-Pyo Hong	Senior Vice President, Portable Internet Business Group	2004	11	46
Byoung-Kon Shin	Senior Vice President, Metropolitan North Business Unit	2003	19	49
Soo-Ho Maeng	Senior Vice President, Corporate Relations Office	2004	16	46
In-Sung Jun	Senior Vice President	2005	26	47
Hi-Chang Roh	Senior Vice President, Human Resource Development Center	2005	35	53
Haing Min Kwon	Senior Vice President, Financial Management Office	2004	22	47
Byung-Woo Lee	Senior Vice President, Public Relations Office	2003	19	49
Sung-Man Kim	Senior Vice President, Ethics Management Office	2005	23	49
Jeong-Tae Park	Senior Vice President, Strategy Planning Office	2006	22	46
Young-Hee Lee	Senior Vice President, Media Business Unit	2005	25	48
Young-Whan Kim	Senior Vice President, Marketing Business Unit	2005	23	48
Deok-Rae Lim	Senior Vice President, SI Business Unit	2003	25	51
Tae-Il Park	Senior Vice President, Network Management Unit	2005	28	50
Heon-Chul Shin	Senior Vice President, Metropolitan West Business Unit	2003	25	47
Dong-Hoon Kim	Vice President, Chungnam Regional Business Unit	2005	34	55
Ok-Kie Lee	Vice President, Innovation Planning Office	2005	22	47
Tae-Yol Yoo	Vice President, Management Research Laboratory	2005	21	46
Seok-Kuen Oh	Vice President(2)	2005	1	44
Byoung-Seon Jeon	Vice President(2)	2006	6	45
In-Kyu Park	Vice President, Purchasing Strategy Office	2004	21	50
Ouk-Jung Hwang	Vice President, Asset Management Office	2005	31	51

Name(1)	Title and Responsibilities	Current Position Held Since	Years with the Company	Age
Sang-Heon Song	Vice President, Asset Development Center	2005	26	47
Hwa-Joon Cho	Vice President, Financial Planning Department	2006	12	49
Joo-Wook Ueom	Vice President, Advanced Technology Department	2006	20	46
Sang-Hong Lee	Vice President, Service Planning Business Unit	2006	21	50
Dong-Myun Lee	Vice President, BcN Business Unit	2005	14	43
Kyung-Choon Shin	Vice President, Customer Service Business Unit	2005	25	51
Suk-Joon Park	Vice President, Information Security Business Unit	2004	25	48
Jong-Jin Chae	Vice President, Business Solution Department	2005	20	44
Yu-Yeol Seo	Vice President, Corporate Customer Business Unit	2005	27	49
Hae-Jong Yun	Vice President, U-City Planning Department	2005	23	48
Sang-Won Seo	Vice President, IT Service Planning Department	2006	30	50
Seong-Beom Kim	Vice President, Technology Support Business Unit	2004	21	49
Sun-Cheol Gweon	Vice President, Network Engineering Business Unit	2004	15	44
Yoon-Hak Bang	Vice President, Network Technology Laboratory	2005	21	48
Kil-Ho Song	Vice President, Technology Research Laboratory	2004	14	53
Eun-Hee Kwon	Vice President, Research and Development TFT Team	2005	20	46
Won-Joong Song	Vice President, Metropolitan South Business Unit	2005	30	50
Man-Doo Kim	Vice President, Busan Regional Business Unit	2003	34	55
Young-Gwun Kim	Vice President, Jeonnam Regional Business Unit	2004	31	50
Deok-Kyum Kim	Vice President, Daegu Regional Business Unit	2003	23	48
Tae-Poong Kang	Vice President, Jeonbuk Regional Business Unit	2005	26	51
Young-Goon Yoo	Vice President, Kangwon Regional Business Unit	2005	23	50
Dong-Hoon Han	Vice President, Chungbuk Regional Business Unit	2005	25	46
Sang-Eun Woo	Vice President, Jeju Regional Business Unit	2005	31	50
Kie-You Song	Vice President(2)	2005	16	46
Gil-Joo Lee	Vice President, Media Relations Department	2005	30	50

(1)	All of our executive officers beneficially own less than one percent of the issued shares of KT Corporation in the aggregate.
(2)	Currently on sabbatical.

Item 6.B. Compensation

Compensation of Directors and Executive Officers

For the year ended December 31, 2005, the total amount of salaries, bonuses and allowances paid and accrued to all standing directors and executive officers of KT Corporation for services in all capacities was approximately Won 12 billion. The aggregate amount accrued by us to provide pension and retirement benefits to such persons was Won 2 billion in 2005. Outside directors do not receive salaries, fees for attending meetings or retirement and severance benefits, but their expenses required for the execution of their duties are reimbursed.

In 2005, the chairman of the president nominating committee entered into an employment agreement on our behalf with our current President. The employment agreement sets certain management targets to be achieved by the President, including a target for the amount of “economic value added” to be achieved in each year. Economic value added is defined as net operating profits after tax minus the cost of capital. Failure to achieve certain thresholds below the targets will allow the board of directors to take actions with respect to the President’s employment, including proposing to the shareholders’ meeting an early termination of his employment. In addition, the head of each of our functional departments, the president of each of our subsidiaries and the heads of each regional head office have entered into employment agreements with the President that provides for similar management targets to be achieved by each of our departments, subsidiaries and regional head offices.

Item 6.C. Board Practices

As of December 31, 2005, none of our standing or outside directors maintained directors’ service contracts with us or with any of our subsidiaries providing for benefits upon termination of employment.

Outside Director Candidate Recommendation Committee

The Outside Director Candidate Recommendation Committee consists of one standing director and all of our outside directors, other than for election of an outside director resulting from the expiration of the term of the office, in which case such outside director whose term is expiring may not be a member of the committee. The committee’s duties include reviewing the qualifications of potential candidates and proposing nominees to serve as outside directors on our board of directors. The committee members’ terms expire immediately after the adjournment of the shareholders’ meeting where the outside directors are elected.

Evaluation and Compensation Committee

The Evaluation and Compensation Committee is currently comprised of five outside directors, Do-Hwan Kim, Sung-Deuk Park, Stuart B. Solomon, Jeong-Ro Yoon and Jong-Kyoo Yoon. The chairman is Do-Hwan Kim. The committee’s duties include the appointment of an outside management evaluation consulting firm, prior review of the President’s management goals, terms and conditions proposed for inclusion in the employment contract of the President, including, but not limited to, determining whether the President has achieved the management goals, and the determination of compensation of the President and the standing directors. The committee members are elected by the board after the closing of the annual meeting, and the term of the committee members is for one year.

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

Related Transactions Committee

The Insider Trading Committee is currently comprised of five outside directors, Thae-Surn Khwarg, Sung-Deuk Park, Kook-Hyun Moon, Stuart B. Solomon and Kon-Sik Kim. The chairman is Thae-Surn Khwarg. This committee reviews transactions between KT Corporation and its subsidiaries and ensures compliance with applicable antitrust laws. The committee members are elected by the board after the annual meeting, and the term of the committee members is for one year.

Audit Committee

Under the Securities and Exchange Act of Korea, we are required to establish an audit committee comprised of three or more outside directors. Audit Committee members must also meet the applicable independence criteria set forth under the rules and regulations of the Sarbanes-Oxley Act of 2002. The committee is currently comprised of Kon-Sik Kim, Do-Hwan Kim, Jeong-Ro Yoon and Jong-Kyoo Yoon. The chairman is Kon-Sik Kim. Members of the committee are elected by our shareholders at the shareholder’s meeting. Our internal and external auditor report directly to the committee.

The duties of the committee include:

•	engaging independent auditors;

•	evaluating performance of independent auditors;

•	approving services to be provided by the independent auditors;

•	reviewing annual financial statements;

•	reviewing audit results and reports;

•	reviewing and evaluating our system of internal controls and policies; and

•	examining improprieties or suspected improprieties.

In addition, in connection with the shareholders’ meeting, the committee examines the agenda for, and financial statement and other reports to be submitted by the board of directors, at each shareholders’ meeting.

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

The majority of our board of directors is independent (as defined in accordance with the New York Stock Exchange’s standards), and 8 out of 11 directors are outside directors.

Nomination/Corporate Governance Committee Listed companies must have a nomination/corporate governance committee composed entirely of independent directors.	We have not established a separate nomination/corporate governance committee. However, we maintain an Outside Director Candidate Recommendation Committee composed of all of our outside directors and one standing director.

Compensation Committee Listed companies must have a compensation committee composed entirely of independent directors.	We maintain an Evaluation and Compensation Committee composed of five outside directors.

Executive Session Listed companies must hold meetings solely attended by non-management directors to more effectively check and balance management directors.	Our outside directors hold meetings solely attended by outside directors in accordance with operation guidelines of our board of directors.

Audit Committee Listed companies must have an audit committee that is composed of more than three directors and satisfy the requirements of Rule 10A-3 under the Exchange Act.	We maintain an Audit Committee comprised of four outside directors who meet the applicable independence criteria set forth under Rule 10A-3 under the Exchange Act.

NYSE Corporate Governance Standards	KT Corporation’s Corporate Governance Practice

Shareholder Approval of Equity Compensation Plan

Listed companies must allow its shareholders to exercise their voting rights with respect to any material revision to the company’s equity compensation plan.

We currently have two equity compensation plans: one providing for the grant of stock options to officers and directors; and an employee stock ownership association program.

All material matters related to the granting stock options are provided in our articles of incorporation, and any amendments to the articles of incorporation are subject to shareholders’ approval. Matters related to the employee stock ownership association program are not subject to shareholders’ approval under Korean law.

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

Item 6.D. Employees

On a consolidated basis, we had 43,970 employees as of December 31, 2005, compared to 43,218 employees as of December 31, 2004 and 43,068 employees as of December 31, 2003. KTF had 2,486 employees as of December 31, 2005.

Our efficiency, as measured by lines in service per employee (excluding employees of our subsidiaries), has improved from 473 as of December 31, 2000 to 549 as of December 31, 2005. This improvement has been achieved through the construction of new lines, the continuing modernization of our facilities and the voluntary early retirement programs described below.

The Voluntary Early Retirement Programs

We sponsor voluntary early retirement programs where we provide additional financial incentives for our employees to retire early, as part of our efforts to improve operational efficiencies. In 2003, a total of 6,279 employees retired under KT Corporation’s voluntary early retirement plan, including 5,497 employees under a special program in September 2003. Another 346 employees and 118 employees retired under KT Corporation’s voluntary early retirement plan in 2004 and 2005, respectively. In 2005, KT Linkus also sponsored a special voluntary early retirement program, pursuant to which 1,036 employees retired.

Labor Relations

We consider our current relations with our work force to be good. However, in the past, we have experienced opposition from our labor union for our strategy of restructuring to improve our efficiency and profitability by disposing of non-core businesses and reducing our employee base.

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

As of December 31, 2005, about 80.2% of all employees of KT Corporation were members of the KT Trade Union. On behalf of its members, the Union negotiates with us a collective bargaining agreement every two years and an annual agreement on wages. Our collective bargaining agreement expires on August 12, 2007 and provides for a 2.0% increase in base salary, 60 common shares issued to each employee under our employee stock ownership association program and a special bonus equal to one month salary. Under the Act of the Promotion of Worker’s Participation and Cooperation, our Employee-Employer Cooperation Committees, which are composed of representatives of management and labor for each business unit and regional office, meet quarterly to discuss employee grievances, working conditions and potential employee-initiated improvements in service or management.

Employee Stock Ownership and Benefits

We have an employee stock ownership association, which may purchase on behalf of its members up to 20.0% of any of our shares offered publicly in Korea. We contributed approximately 2.3 million treasury shares to our employee stock ownership association in August 2005. The employee stock ownership association owned 6.4% of our issued shares as of December 31, 2005.

We maintain a retirement and severance plan, as required by Korean labor law. Employees terminating their employment after one year or more of service are entitled to receive a lump-sum payment based upon the length of their service and their wage rates, with adjustments, at the time of termination. We make provision for our obligations under the retirement plan. In addition, we provide a wide range of fringe benefits to our employees, including physical education grants, meal allowances, housing, housing loans, medical examinations and training and resort centers. See “Item 5. Operating and Financial Review and Prospects—Item 5.A. Operating Results—Salaries and Related Costs.”

Employee Training

Our training and development program is largely categorized into development of specialists, development of personnel for new growth businesses, development of key employees and training to promote innovation. Training to develop specialists and personnel for new growth businesses takes place at our training center in Daejeon as well as other regional training centers. We operate KT Leadership Academy in Wonju for the development of key employees. We also sponsor members of our key employees to graduate programs in Korean and foreign universities. In order to train our employees to promote innovation, we operate KT Innovation Academy in Najoo. We also assist our employees in their professional development efforts, such as providing financial assistance in order for our employees to obtain professional licenses related to their work.

Item 6.E. Share Ownership

Common Stock

The persons who are currently our directors held, as a group, 19,135 common shares as of March 29, 2006, the most recent date for which this information is available. This represented less than 0.01% of our outstanding common shares as of March 29, 2006. The table below shows the ownership of our common shares by directors.

Shareholders	Number of common shares owned
Joong-Soo Nam	12,276
Jong-Lok Yoon	2,129
Jeong-Soo Suh	4,480
Thae-Surn Khwarg	250

Stock Options

The following table sets forth information regarding the stock options we have granted to our directors and executive officers as of March 10, 2006. With respect to all of the options granted, we may elect either to issue shares of common stock or pay in cash the difference between the exercise and the market price at the date of exercise. All of the stock options listed below relate to our common shares.

Directors and Executive Officers	Grant Date	Exercise Period		Exercise Price		Number of Granted Options		Number of Exercised Options	Number of Exercisable Options
		From	To
Hi-Chang Roh	February 4, 2005	2/5/2007	2/4/2012	(Won)	54,600	43,153	(1)	0	43,153	(1)

(1)	Of which, 3,153 stock options are performance based and remain subject to change according to performance.

Item 7. Major Shareholders and Related Party Transactions

Item 7.A. Major Shareholders

The following table sets forth certain information relating to the shareholders of our common stock as of December 31, 2005:

Shareholders	Number of Shares	Percent of Total Shares Issued
Employee stock ownership association	18,270,665	6.41%
National Pension Corporation	9,630,538	3.38
Directors as a group	7,297	0.00 (3)
Public	185,148,147	65.00
KT Corporation (held in the form of treasury stock)(1)(2)	71,792,753	25.20

Total issued shares	284,849,400	100.00%

(1)	Includes 1,259,170 shares of treasury stock owned by our treasury stock fund.
(2)	Includes shares of treasury stock reserved for delivery upon conversion of the convertible bonds issued in January 2002.
(3)	Less than 0.01%.

Before 1993, the Government owned all of our shares. Since 1993, the Government has gradually reduced its ownership and completed the disposition of its ownership interest in us in May 2002.

For a discussion of our relationship with the Government, see “Item 4. Information on the Company—Item 4.B. Business Overview—Relationship with the Government.” For a discussion of the Government’s dispositions and plans for future dispositions of shares, see “Item 4. Information on the Company—Item 4.C. Organizational Structure.”

Item 7.B. Related Party Transactions

We have issued guarantees of Won 70 billion as of December 31, 2003, Won 73 billion as of December 31, 2004 and Won 43 billion as of December 31, 2005, in favor of our consolidated subsidiaries. We have also engaged in various transactions with our subsidiaries and affiliated companies. See Note 2(a) to the Consolidated Financial Statements.

Item 7.C. Interests of Experts and Counsel

Not applicable.

Item 8. Financial Information

Item 8.A. Consolidated Statements and Other Financial Information

See “Item 18—Financial Statements” and pages F-1 through A-43.

Legal Proceedings

Dispute with the Fair Trade Commission

In July 2004, the Fair Trade Commission began an antitrust investigation into alleged unfair collaborative practices of us, Hanaro, DACOM and Onse in local, domestic long-distance and international long-distance telephone service markets, as well as in broadband Internet access and Internet leased line service markets. On May 25, 2005, the Fair Trade Commission imposed fines of Won 116 billion on us, Won 2 billion on Hanaro and Won 1 billion on DACOM, claiming that we and these other companies engaged in unfair collaborative practices in local telephone and Internet leased line service markets. On September 14, 2005, the Fair Trade Commission imposed an additional fine of Won 24 billion on us for our alleged unfair collaborative practices in domestic and international long-distance telephone service markets. We believe that we were following administrative guidelines from the Ministry of Information and Communication, which had advised that we, as a dominant service provider in these telephone service markets, assist late market entrants in order to promote more competitive telephone service markets in Korea. We filed for judicial review of administrative actions related to local, domestic long-distance and international long-distance telephone service markets, but we cannot give any assurance that the ultimate outcome of the lawsuit or related future actions will be favorable to us or reduce the amount of fine imposed on us. As a result of the ruling by the Fair Trade Commission, we have recorded Won 140 billion as taxes and dues under operating expenses in 2005 and paid such amount in 2006.

The Fair Trade Commission is also conducting an antitrust investigation into alleged unfair collaborative practices of KTF, SK Telecom and LG Telecom. On May 18, 2006, the Fair Trade Commission imposed fines of Won 660 million on each of SK Telecom and KTF and Won 462 million on LG Telecom for collaborating on termination of optional flat rate plans. KTF expects the Fair Trade Commission to announce additional rulings on alleged unfair collaborative price-fixing practices of mobile service providers. KTF currently cannot predict the ultimate outcome of the investigation, and there can be no assurance that the outcome will not have a material adverse effect on the financial condition or results of operations of KTF.

There is a possibility that we may also face class action or individual lawsuits from some of our customers stemming from the rulings by the Fair Trade Commission, and we cannot provide any assurance that the ultimate outcome of any such lawsuits will be favorable to us or that they will not have a material adverse effect on our financial condition or results of operations.

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

Proceedings by the Ministry of Information and Communication

From June 2000 to March 2006, the Government prohibited wireless service providers from providing subsidies to subscribers for purchase of handsets. During this period, the Ministry of Information and

Communication imposed fines on entities deemed to be in violation of such prohibition. From time to time, KTF and we have been subject to such fines, including the largest fines to date on February 23, 2004 of Won 8 billion and Won 4 billion, respectively. KTF and we have paid all of the assessed fines. SK Telecom and LG Telecom have also been assessed fines for providing subsidies to subscribers purchasing of handsets.

Retirement Benefits Disputes

In March and June of 2003, we implemented our regular voluntary retirement plan, in which 198 employees chose to participate. Under the plan, employees who elected to participate were provided with a paid leave ranging from 3 to 6 months. Later in October 2003, we implemented a special voluntary retirement plan, in which we provided participating employees with a different retirement and severance package. In February and March of 2004, 155 former employees filed two lawsuits against us with the Seoul Central District Court and the Seongnam District Court, in an aggregate claim amount of Won 7.2 billion, on the basis that they deserve the same retirement package of the October 2003 plan. Both the Seoul Central District Court and the Seongnam District Court ruled in our favor. 138 of the 155 former employees appealed the judgments to the Seoul High Court, of which 98 former employees who appealed the decision of the Seoul Central District Court lost the appeal and 85 of whom are waiting for review by the Supreme Court of Korea. The 40 remaining former employees who appealed the decision of the Seongnam District Court to the Seoul High Court also lost the appeal and the Supreme Court of Korea affirmed the decision. We anticipate that the 43 former employees who have not filed lawsuits against us may do so in the near future, and, if such suits are filed, we expect the aggregate amount of their claim to be approximately Won 2 billion.

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

Year	Annual Dividend Per Common Stock to Government	Annual Dividend Per Common Stock to Public	Interim Dividend Per Common Stock	Average Total Dividend Per Common Stock
	(in Won)	(in Won)	(in Won)	(in Won)
2001	720	720	—	720
2002	—	860	—	860
2003	—	2,000	—	2,000
2004	—	2,000	1,000	3,000
2005	—	2,000	1,000	3,000

If sufficient profits are available, the Board of Directors may propose annual dividends on the outstanding common stock, which our shareholders must approve by a resolution at the ordinary general meeting of shareholders. This meeting is generally held in March of the following year and if our shareholders at such ordinary general meeting of shareholders approve the annual dividend, we must pay such dividend within one month following the date of such resolution. Typically, we pay such dividends shortly after the meeting. The declaration of annual dividends is subject to the vote of our shareholders, and consequently, there can be no assurance as to the amount of dividends per common stock or that any such dividends will be declared. Interim dividends paid in cash can be declared by a resolution of the board of directors. See “Item 10. Additional Information—Item 10.B. Memorandum and Articles of Association—Dividends” and “Item 12. Description of Securities Other than Equity Securities—Description of American Depositary Shares—Dividends and Distributions.”

The Commercial Code provides that shares of a company of the same class must receive equal treatment. However, major shareholders may consent to receive dividend distributions at a lesser rate than minor shareholders. Previously, the Government consented to receiving a smaller dividend compared to other shareholders. The Government no longer holds any interest in us.

Any cash dividends relating to the shares held in the form of ADSs will be paid to the depositary bank in Won. The deposit agreement provides that, except in certain circumstances, cash dividends received by the depositary bank will be converted by the depositary bank into Dollars and distributed to the holders of the ADRs, less withholding tax, other governmental charges and the depositary bank’s fees and expenses. See “Item 12. Description of Securities Other than Equity Securities—Description of the American Depositary Shares—Dividends and Distributions.”

Item 8.B. Significant Changes

Not applicable.

Item 9. The Offer and Listing

Item 9.A. Offer and Listing Details

Notes

Our 7.625% Notes due 2007 are traded in the over-the-counter market. Sales prices for the Notes are not regularly reported on any exchange or other quotation service. Our 0.25% Convertible Notes due 2007 are listed on the Luxembourg Stock Exchange.

Shares and ADSs

Common Stock

Our shares were listed on the Stock Market Division of the Korea Exchange on December 23, 1998. The price of the shares on the Stock Market Division of the Korea Exchange as of the close of trading on June 23, 2006 was Won 38,500 per share. The table below shows the high and low closing prices and the average daily volume of trading activity on the Stock Market Division of the Korea Exchange for the shares.

	Price		Average Daily Trading Volume
	High	Low
	(in Won)		(Number of shares)
2001	81,900	40,500	716,042
2002	65,000	41,350	1,261,121
2003	53,600	41,900	867,991
2004	47,550	34,200	577,620
First quarter	47,550	42,250	776,735
Second quarter	42,150	35,900	591,403
Third quarter	38,700	34,200	372,460
Fourth quarter	43,900	35,600	584,547
2005	45,150	37,600	539,707
First quarter	43,200	39,400	464,673
Second quarter	43,250	37,600	452,912
Third quarter	44,050	38,750	564,511
Fourth quarter	45,150	40,850	671,389
November	43,050	41,850	566,137
December	43,100	40,850	792,672
2006 (through June 20)	43,150	37,800	792,139
First quarter	40,900	37,800	736,322
January	40,900	37,800	837,036
February	39,700	38,500	739,681
March	39,100	38,100	637,133
Second quarter (through June 20)	43.150	38,600	858,487
April	42,200	38,600	1,018,867
May	43,150	40,250	789,092
June (through June 20)	41,850	38,600	763,495

Source:	Stock Market Division of the Korea Exchange.

ADSs

The outstanding ADSs, each of which represents one-half of one share of our common stock, are traded on the New York Stock Exchange and the London Stock Exchange.

The price of the ADSs on the New York Stock Exchange as of the close of trading on June 23, 2006 was $20.46 per ADS. The table below shows the high and low trading prices and the average daily volume of trading activity on the New York Stock Exchange for our ADSs since May 25, 1999.

	Price		Average Daily Trading Volume
	High	Low
	(In US$)		(Number of ADSs)
2001	39.88	16.39	1,085,253
2002	24.64	18.12	1,084,210
2003	22.58	16.85	878,552
2004	22.73	16.57	671,995
First quarter	20.35	18.60	924,169
Second quarter	19.21	16.57	840,529
Third quarter	18.34	16.70	479,480
Fourth quarter	22.73	17.89	454,298
2005	23.21	19.75	457,082
First quarter	23.21	20.98	466,382
Second quarter	22.01	19.75	501,606
Third quarter	22.50	19.99	391,755
Fourth quarter	22.78	20.89	469,211
November	22.15	20.89	457,781
December	22.19	21.32	457,752
2006 (through June 20)	24.20	20.14	618,047
First quarter	22.05	20.20	684,553
January	22.05	20.68	557,225
February	21.00	20.29	753,350
March	21.30	20.20	738,435
Second quarter (through June 20)	24.20	20.14	543,076
April	23.19	21.56	712,675
May	24.20	21.49	494,373
June (through June 20)	22.98	20.14	466,779

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

					Period Average
Year	Opening	High	Low	Closing	Dividend Yield(1)(2) (Percent)	Price Earnings Ratio(2)(3)
1979	131.28	131.28	104.38	118.97	17.8	3.8
1980	100.00	119.36	100.00	106.87	20.9	2.6
1981	97.95	165.95	93.14	131.37	13.2	3.1
1982	123.60	134.49	106.00	127.31	10.5	3.4
1983	122.52	134.46	115.59	121.21	6.9	3.8
1984	116.73	142.46	114.37	142.46	5.1	4.5
1985	139.53	163.37	131.40	163.37	5.3	5.2
1986	161.40	279.67	153.85	272.61	4.3	7.6
1987	264.82	525.11	264.82	525.11	2.6	10.9
1988	532.04	922.56	527.89	907.20	2.4	11.2
1989	919.61	1,007.77	844.75	909.72	2.0	13.9
1990	908.59	928.82	566.27	696.11	2.2	12.8
1991	679.75	763.10	586.51	610.92	2.6	11.2
1992	624.23	691.48	459.07	678.44	2.2	10.9
1993	697.41	874.10	605.93	866.18	1.6	12.7
1994	879.32	1,138.75	855.37	1,027.37	1.2	16.2
1995	1,013.57	1,016.77	847.09	882.94	1.2	16.4
1996	888.85	986.84	651.22	651.22	1.3	17.8
1997	653.79	792.29	350.68	376.31	1.5	17.0
1998	385.49	579.86	280.00	562.46	1.9	10.8
1999	587.57	1,028.07	498.42	1,028.07	1.1	13.5
2000	1,059.04	1,059.04	500.60	504.62	1.6	18.6
2001	520.95	704.50	468.76	693.70	2.0	14.2
2002	724.95	937.61	584.04	627.55	1.4	17.8
2003	635.17	822.16	515.24	810.71	2.2	10.9
2004	821.26	936.06	719.59	895.92	2.1	15.8
2005	896.00	1,383.14	866.17	1,379.37	1.7	11.0
2006 (through June 20)	1,389.27	1,464.70	1,192.09	1,225.83	N.A.	10.7

Source:    The Stock \Market Division of the Korea Exchange

(1)	Dividend yields are based on daily figures. Before 1983, dividend yields were calculated at the end of each month. Dividend yields after January 3, 1984 include cash dividends only.
(2)	Starting in April 2000, dividend yield and price earnings ratio are calculated based on KOSPI 200, an index of 200 equity securities listed on the Stock Market Division of the Korea Exchange. Starting in April 2000, excludes classified companies, companies which did not submit annual reports to the Stock Market Division of the Korea Exchange, and companies which received qualified opinion from external auditors.
(3)	The price earnings ratio is based on figures for companies that record a profit in the preceding year.

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

With certain exceptions, principally to take account of a share being quoted “ex-dividend” and “ex-rights,” permitted upward and downward movements in share prices of any category of shares on any day are limited under the rules of the Stock Market Division of the Korea Exchange to 15% of the previous day’s closing price of the shares, rounded down as set out below:

Previous Days’ Closing Price (Won)	Rounded Down To (Won)
Less than 5,000	5
5,000 to less than 10,000	10
10,000 to less than 50,000	50
50,000 to less than 100,000	100
100,000 to less than 500,000	500
500,000 or more	1,000

As a consequence, if a particular closing price is the same as the price set by the fluctuation limit, the closing price may not reflect the price at which persons would have been prepared, or would be prepared to continue, if so permitted, to buy and sell shares. Orders are executed on an auction system with priority rules to deal with competing bids and offers.

Due to a deregulation of restrictions on brokerage commission rates, the brokerage commission rate on equity securities transactions may be determined by the parties, subject to commission schedules being filed with the Stock Market Division of the Korea Exchange by the securities companies. n addition, a securities transaction tax will generally be imposed on the transfer of shares or certain securities representing rights to subscribe for shares at the rate of 0.15% if such transfer is made through the Stock Market Division of the Korea Exchange. A special agricultural and fishery tax of 0.15% of the sales prices will also be imposed on transfer of these shares and securities on the Stock Market Division of the Korea Exchange. See “Item 10. Additional Information—Item 10.A. Taxation—Korean Taxation.”

The number of companies listed on the Stock Market Division of the Korea Exchange, the corresponding total market capitalization at the end of the periods indicated and the average daily trading volume for those periods are set forth in the following table:

	Market Capitalization on the Last Day of Each Period			Average Daily Trading Volume, Value
Year	Number of Listed Companies	(Millions of Won)	(Thousands of Dollars)(1)	Thousands of Shares	(Millions of Won)	(Thousands of Dollars)(1)
1979	355	2,609,414	5,391,351	5,382	4,579	4,641
1980	352	2,526,553	3,828,691	5,654	3,897	5,905

	Market Capitalization on the Last Day of Each Period			Average Daily Trading Volume, Value
Year	Number of Listed Companies	(Millions of Won)	(Thousands of Dollars)(1)	Thousands of Shares	(Millions of Won)	(Thousands of Dollars)(1)
1981	343	2,959,057	4,224,207	10,565	8,708	12,433
1982	334	3,000,494	4,407,711	9,704	6,667	8,904
1983	328	3,489,654	4,386,743	9,325	5,941	7,468
1984	336	5,148,460	6,222,456	14,847	10,642	12,862
1985	342	6,570,404	7,380,818	18,925	12,315	13,834
1986	355	11,994,233	13,924,115	31,755	32,870	38,159
1987	389	26,172,174	33,033,162	20,353	70,185	88,584
1988	502	64,543,685	94,348,318	10,367	198,364	289,963
1989	626	95,476,774	140,489,660	11,757	280,967	414,431
1990	669	79,019,676	110,301,055	10,866	183,692	256,500
1991	686	73,117,833	96,182,364	14,022	214,263	281,850
1992	688	84,711,982	107,502,515	24,028	308,246	391,175
1993	693	112,665,260	139,419,948	35,130	574,048	676,954
1994	699	151,217,231	191,729,721	36,862	776,257	984,223
1995	721	141,151,399	182,201,367	26,130	487,762	629,614
1996	760	117,369,988	139,031,021	26,571	486,834	575,733
1997	776	70,988,897	50,161,742	41,525	555,759	392,707
1998	748	137,798,451	114,090,455	97,716	660,429	471,432
1999	725	349,503,966	305,137,040	278,551	3,481,620	3,039,654
2000	704	188,041,490	150,162,898	306,163	2,602,211	2,078,028
2001	689	255,850,070	194,784,979	473,241	1,997,420	1,506,685
2002	683	258,680,756	216,071,436	857,245	3,041,595	2,540,590
2003	684	355,362,626	298,123,294	385,852	2,026,774	1,700,314
2004	683	412,588,139	395,275,090	372,895	2,232,109	2,138,445
2005	702	655,074,594	649,923,360	467,629	3,157,662	3,197,449
2006 (through June 20)	721	580,074,512	606,455,318	201,142	2,753,937	2,879,181

Source: The	Stock Market Division of the Korea Exchange
(1)	Converted at the Concentration Base Rate of The Bank of Korea or the Market Average Exchange Rate as announced by the Seoul Money Brokerage Services Limited, as the case may be, at the end of the periods indicated.

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

Item 9.D. Selling Shareholders

Not applicable.

Item 9.E. Dilution

Not applicable.

Item 9.F. Expenses of the Issuer

Not applicable.

Item 10. Additional Information

Item 10.A. Share Capital

Currently, our authorized share capital is 1,000,000,000 shares, which consists of shares of common stock, par value Won 5,000 per share (“Common Shares”) and shares of non-voting preferred stock, par value Won 5,000 per share (“Non-Voting Shares”). Common Shares and Non-Voting Shares together are referred to as “Shares.” Under our articles of incorporation, we are authorized to issue Non-Voting Shares up to one-fourth of our total issued capital stock. As of December 31, 2005, 284,849,400 Common Shares were issued, of which 71,792,753 shares were held by the treasury stock fund or us as treasury shares. We have never issued any Non-Voting Shares. All of the issued Common Shares are fully-paid and non-assessable and are in registered form. We issue share certificates in denominations of 1, 5, 10, 50, 100, 500, 1,000 and 10,000 shares.

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

Members of our employee stock ownership association, whether or not they are our shareholders, generally have a preemptive right to subscribe for up to 20.0% of the Shares publicly offered pursuant to the Securities and Exchange Act. This right is exercisable only to the extent that the total number of Shares so acquired and held by members of our employee stock ownership association does not then exceed 20.0% of the total number of Shares then issued (including in such total both: (i) all issued and outstanding Shares at the time the preemptive rights are exercised; and (ii) all Shares to be newly issued in the applicable share issuance transaction in connection with which such preemptive rights are exercised). As of December 31, 2005, 6.4% of the issued Shares were held by members of our employee stock ownership association.

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

We must give shareholders written notice setting out the date, place and agenda of the meeting at least two weeks before the date of the general meeting of shareholders. However, for holders of less than 1.0% of the total number of issued and issued Common Shares, we may give notice by placing at least two public notices in at least two daily newspapers at least two weeks in advance of the meeting. Currently, we use Seoul Shinmun, Maeil Business Newspaper and The Korea Economic Daily published in Seoul for this purpose. Shareholders not on the shareholders’ register as of the record date are not entitled to receive notice of the general meeting of shareholders or attend or vote at the meeting. Holders of Non-Voting Shares, unless enfranchised, are not entitled to receive notice of general meetings of shareholders, but may attend such meetings.

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

Holders of ADRs exercise their voting rights through the ADR depositary, an agent of which is the record holder of the underlying Common Shares. Subject to the provisions of the deposit agreement, ADR holders are entitled to instruct the ADR depositary how to vote the Common Shares underlying their ADSs. See “Item 12. Description of Securities Other than Equity Securities—Description of American Depositary Shares—Voting Rights.”

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

Our transfer agent is Kookmin Bank, located at 24-3, Yoido-dong, Youngdungpo-ku, Seoul, Korea.

Acquisition of Shares by Us

We may not acquire our own Shares except in limited circumstances, such as a reduction in capital. In addition, we may acquire Shares (including equivalent securities with voting rights, e.g., depository certificates and certain other equity interests), directly or indirectly through a trustee pursuant to the Trust Business Act Supervisory Regulations, through purchases on the Stock Market Division of the Korea Exchange or through a tender offer. We may also acquire interests in our own Shares pursuant to (i) a trust agreement entered into with a asset management company established under the Indirect Investment Asset Management Business Act or with a trust company established under the Trust Business Act or (ii) indirectly by a contract for acquisition of shares issued by an investment company established under the Indirect Investment Asset Management Business Act and which investment company may from time to time hold Shares issued by us. The aggregate purchase price for the Shares may not exceed the total amount available for distribution of dividends at the end of the preceding fiscal year, subject to certain procedural requirements, provided that, in case of acquisition of our own Shares by us for the purpose of cancellation, the aggregate purchase price may not exceed the total amount available for distribution of dividends at the end of the preceding fiscal year minus certain reserves.

In general, corporate entities in which we own a 50.0% or more equity interest may not acquire our Shares.

As of December 31, 2005, there were 71,792,753 treasury shares. Our treasury stock fund held 1,259,170 treasury shares as of December 31, 2005.

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

Government Review of Issuance of ADSs

In order for us to issue shares represented by ADSs, we are required to file a prior report of the issuance with the Ministry of Finance and Economy if our securities and borrowings denominated in foreign currencies issued during the one-year period preceding such filing date exceed US$30 million in aggregate. No further Korean governmental approval is necessary for the initial offering and issuance of the ADSs.

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

Item 10.E. Taxation

The following summary is based upon tax laws of the United States and the Republic of Korea as in effect on the date of this annual report on Form 20-F, and is subject to any change in United States or Korean law that may come into effect after such date. Investors in the convertible notes, bonds, shares of common stock or ADSs are advised to consult their own tax advisers as to the United States, Korean or other tax consequences of the purchase, ownership and disposition of such securities, including the effect of any national, state or local tax laws. In this section, all references to “convertible notes” mean our 0.25% Convertible Notes due 2007 and all references to “bonds” mean 7.625% Notes due 2007.

Korean Taxation

The following summary of Korean tax considerations applies to you as long as you are not:

•	a resident of Korea;

•	a corporation organized under Korean law; or

•	engaged in a trade or business in Korea through a permanent establishment or a fixed base.

Convertible Notes or Bonds

Tax on Interest

In principle, interest paid to a non-resident by a Korean company is subject to withholding of Korean income or corporation tax unless exempted by relevant laws or tax treaties. However, the Special Tax Treatment Control Law of Korea (the “STTCL”) exempts interest on convertible notes or bonds denominated in a foreign currency (excluding payments to a Korean corporation or resident) from Korean income and corporation tax. The residence tax referred to below is also therefore eliminated. Therefore, under the STTCL, you may be exempt from any Korean withholding tax on convertible notes or bonds.

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

For purposes of this summary, you are a “U.S. holder” if you are a beneficial owner of a convertible note, bond, warrants, share of common stock or ADS that is:

•	a citizen or resident of the United States;

•	a U.S. domestic corporation; or

•	subject to U.S. federal income tax on a net income basis with respect to income from the convertible note, bond, warrants, share of common stock or ADS.

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

Subject to certain exceptions for short-term and hedged positions, the U.S. dollar amount of dividends received by an individual prior to January 1, 2011 with respect to the ADSs and common stock will be subject to taxation at a maximum rate of 15% if the dividends are “qualified dividends.” Dividends paid on the ADSs and common stock will be treated as qualified dividends if (i) we are eligible for the benefits of a comprehensive income tax treaty with the United States that the Internal Revenue Service has approved for the purposes of the qualified dividend rules and (ii) we were not, in the year prior to the year in which the dividend was paid, and are not, in the year in which the dividend is paid, a passive foreign investment company (“PFIC”). The income tax treaty between Korea and the United States has been approved for the purposes of the qualified dividend rules. Based on our audited financial statements and relevant market and shareholder data, we believe that we were not treated as a PFIC for U.S. federal income tax purposes with respect to our 2004 or 2005 taxable year. In addition, based on our audited financial statements and our current expectations regarding the value and nature of our assets, the sources and nature of our income, and relevant market and shareholder data, we do not anticipate becoming a PFIC for our 2006 taxable year. The U.S. Treasury has announced its intention to promulgate rules pursuant to which holders of ADSs or common stock and intermediaries though whom such securities are held will be permitted to rely on certifications from issuers to establish that dividends are treated as qualified dividends. Because such procedures have not yet been issued, it is not clear whether we will be able to comply with them. You should consult your own tax advisers regarding the availability of the reduced dividend tax rate in the light of your own particular circumstances.

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

Item 10.I. Subsidiary Information

Not applicable.

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

We entered into currency interest rate swap contracts for principal and interest denominated in Won in place of principal and interest of long-term debt denominated in dollars in 2003 and 2005. Under the currency interest rate swap contracts, we recognized a valuation loss of Won 143 billion in 2004. In 2005, we recognized a net valuation gain of Won 20 billion, as well as a transaction loss of Won 11 million resulting from the contract settlement. Details of currency interest rate swap contracts outstanding as of December 31, 2005 are as follows:

Bank	Contract amount (in millions)	Fixed amount (in billions)		Receiving interest rate	Paying interest rate	Termination date
J.P. Morgan	$150	(Won)	179.8	3-month LIBOR plus 0.80% in Dollars	3-month LIBOR plus 2.64% in Won	June 24, 2006
Merrill Lynch	$20	(Won)	20.0	6.50% in Dollars	6.24% in Won	September 7, 2034
J.P. Morgan(1)	$100	(Won)	116	5.9% (US$) 5.5% (Won)	6-month LIBOR plus 1.87% (Won)	June 24, 2014
J.P. Morgan(2)	$200	(Won)	231	5.5% (Won)	6-month LIBOR plus 0.69% (Won) 5.9% minus contingent spread (US$)	June 24, 2014
Merrill Lynch	$100	(Won)	116	5.0% (Won)	5.9% minus contingent spread (US$)	June 24, 2014
Merrill Lynch	$50	(Won)	53	4.7% (Won)	5.9% minus contingent spread (US$)	June 24, 2014
Merrill Lynch	$50	(Won)	50	5.0% (Won)	5.9% minus contingent spread (US$)	June 24, 2014
Merrill Lynch	$50	(Won)	52	4.6% (Won)	4.9% minus contingent spread (US$)	June 15, 2015
Deutsche bank	$50	(Won)	53	4.7% (Won)	5.9% minus contingent spread (US$)	June 24, 2014
CSFB	$50	(Won)	50	5.0% (Won)	5.9% minus contingent spread (US$)	June 24, 2014
UBS	$50	(Won)	52	4.6% (Won)	4.9% minus contingent spread (US$)	July 15, 2015

(1)	The interest will be received at 5.9% (US$) and paid at 6-month LIBOR plus 1.87% (Won) every six months over the first five years. Then, the interest will be received at 5.9% (US$) every six months and paid at 5.5% (Won) per year over the following five years.
(2)	The interest will be received at 5.9%-contingent spread (US$) and paid at 6-month LIBOR plus 0.69% (Won) every six months over the first five years. Then, the interest will be received at 5.9%-contingent spread (US$) every six months and paid at 5.5% (Won) per year over the following five years.

Interest Rate Risk

We are also subject to market risk exposure arising from changing interest rates. A reduction of interest rates increases the fair value of our debt portfolio, which is primarily of a fixed interest nature. We use, to a limited extent, interest rate swap contracts, interest rate swaption contracts and interest currency swap contracts to reduce interest rate volatility on some of our debt and manage our interest expense by achieving a balanced mixture of floating and fixed rate debt. We have entered into various interest rate swap contracts with financial institutions for variable rates of interest in place of fixed rates of interest. Under our interest rate swap contracts, we recognized a net valuation gain of Won 9 billion in 2004 and a net valuation loss of Won 1 billion in 2005. See Note 23(d) to the Consolidated Financial Statements. Details of interest rate swap contracts outstanding as of December 31, 2005 are as follows:

Bank	Nominal premium (in millions)	Notional amount (in millions of Dollars and billions of Won)		Receiving interest rate	Fixed interest rate (1 year)	Variable interest rate	Terminal date
J.P. Morgan	$1.6	US$	150	Fixed	7.50%	6-month LIBOR plus 4.32%	June 1, 2006
J.P. Morgan	$0.5	US$	200	Fixed	7.63%	6-month LIBOR plus 4.61%	April 15, 2007
Citibank	—	(Won)	110	Fixed	5.29%	3-month LIBOR plus 1.47%	April 30, 2008

Bank	Nominal premium (in millions)	Notional amount (in millions of Dollars and billions of Won)		Receiving interest rate	Fixed interest rate (1 year)	Variable interest rate	Terminal date
Shinhan Bank	—	(Won)	180	Fixed	6.35%	3-month LIBOR plus 2.47% plus contingent spread	September 30, 2007
Shinhan Bank	—	(Won)	58	Variable	4.70%	6-month LIBOR plus 0.69%	June 24, 2009
UBS	—	(Won)	58	Variable	4.70%	6-month LIBOR plus 0.69%	June 24, 2009
UBS	—	(Won)	58	Variable	4.64%	6-month LIBOR plus 0.69%	June 24, 2009
BNP Paribas	—	(Won)	110	Variable	5.29%	3-month LIBOR plus 1.54%	April 30, 2008
CSFB	—	(Won)	58	Variable	4.64%	6-month LIBOR plus 0.69%	June 24, 2009

We also entered into additional derivatives contracts of interest rate swaption, currency forwards, currency options and currency futures. In 2005, we recognized aggregate transaction loss of Won 15 billion and valuation loss of Won 2 billion related to these derivatives.

The following table summarizes the carrying amounts, fair values, principal cash flows by maturity date and weighted average interest rates of our short-term and long-term liabilities as of December 31, 2005 which are sensitive to exchange rates and/or interest rates. The information is presented in Won, which is our reporting currency.

	Maturities
							December 31, 2005
	2006	2007	2008	2009	2010	Thereafter	Total	Fair Value
	(in Won millions except rates)
Local currency:
Fixed rate	892,519	1,118,957	846,604	1,270,353	661,843	2,020,000	6,810,276	6,652,070
Average weighted rate(1)	5.13%	4.64%	4.59%	4.78%	3.71%	3.93%	5.02%
Variable rate	63,933	69,635	66,642	3,752	—	—	203,962	197,887
Average weighted rate(1)	4.08%	2.57%	2.34%	—	—	—	4.21%

Sub-total	956,452	1,188,592	913,246	1,274,105	661,843	2,020,000	7,014,238	6,849,957

Foreign currency:
Fixed rate	192,230	217,412	—	—	—	1,114,300	1,523,942	1,448,782
Average weighted rate(1)	5.05%	5.57%	—	—	—	5.57%	5.43%
Variable rate	171,704	3,039	1,013	1,013	1,013	—	177,782	172,309
Average weighted rate(1)	7.19%	8.20%	8.20%	6.83%	—	—	5.56%

Subtotal	363,934	220,451	1,013	1,013	1,013	1,114,300	1,701,724	1,621,091

Total	1,320,386	1,409,043	914,259	1,275,118	662,856	3,134,300	8,715,962	8,471,048

(1)	Weighted average rates of the portfolio at the period end.

Item 12. Description of Securities Other than Equity Securities

Item 12.A. Debt Securities

Not applicable

Item 12.B. Warrants and Rights

Not applicable

Item 12.C. Other Securities

Not applicable

Item 12.D. American Depositary Shares

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

We have appointed Citibank as depositary bank pursuant to a deposit agreement. A copy of the deposit agreement is on file with the SEC under cover of a Registration Statement on Form F-6. You may obtain a copy of the deposit agreement from the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. Please refer to Registration Number 333-13578 when retrieving such copy.

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

An investor who wants to withdraw the shares from the depositary facility created under the deposit agreement must register its identity with the Financial Supervisory Service of Korea before the acquisition of the shares if such registration has not been made unless such investor intends to sell the shares within three months of obtaining them. See “Item 10. Additional Information—Item 10.D. Exchange controls—Restrictions Applicable to ADSs.”

Voting Rights

As a holder, you generally have the right under the deposit agreement to instruct the depositary bank to exercise the voting rights for the common stock represented by your ADSs. The voting rights of holders of common stock are described in this annual report under the heading, “Additional Information—Articles of Incorporation—Voting Rights.”

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

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds

Not applicable.

Item 15. Controls and Procedures

We have evaluated, with the participation of our Chief Executive Officer and Chief Financial Officer, the effectiveness of our disclosure controls and procedures as of December 31, 2005. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives. Based upon our evaluation, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures were effective to provide reasonable assurance that information required to be disclosed by us in the reports that we file or submit under the Securities Exchange Act of 1934, as amended, is recorded, processed, summarized and reported, within the time periods specified in the applicable rules and forms, and that it is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

There has been no change during 2005 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Item 16.A. Audit Committee Financial Expert

At our annual shareholders’ meeting in March 2006, our shareholders elected the following four members of the Audit Committee: Kon-Sik Kim, Do-Hwan Kim, Jeong-Ro Yoon and Jong-Kyoo Yoon. In addition, they determined and designated that Jong-Kyoo Yoon is an “audit committee financial expert” within the meaning of this Item 16.A. The board of directors have approved this newly elected Audit Committee, and reaffirmed the determination by our shareholders that Jong-Kyoo Yoon is an audit committee financial expert and further determined that he is independent within the meaning of applicable SEC rules and the listing standards of the New York Stock Exchange.

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

Item 16.C. Principal Accountant Fees and Services

Audit and Non-Audit Fees

The following table sets forth the fees billed to us by our independent auditors, KPMG Samjong Accounting Corp., during the fiscal years ended December 31, 2004 and 2005:

	Year Ended December 31,
	2004		2005
	(In millions)
Audit fees	(Won)	2,053	(Won)	2,331
Audit-related fees		—		—
Tax fees		—		—
Other fees		154		—

Total fees	(Won)	2,207	(Won)	2,331

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

Audit Committee Pre-Approval Policies and Procedures

Our audit committee has not established pre-approval policies and procedures for the engagement of our independent auditors for services. Our audit committee expressly approves on a case-by-case basis any engagement of our independent auditors for audit and non-audit services provided to our consolidated subsidiaries or us.

Item 16.D. Exemptions from the Listing Standards for Audit Committees

Not applicable.

Item 16.E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers

The following table sets forth the repurchases of common shares by us or any affiliated purchasers during the fiscal year ended December 31, 2005:

Period	Total Number of Shares Purchased	Average Price Paid per Share (In Won)	Total Number of Shares Purchased as Part of Publicly Announced Plans	Maximum Number of Shares that May Yet Be Purchased Under the Plans
January 1 to January 31	0	—	—	—
February 1 to February 29	0	—	—	—
March 1 to March 31	0	—	—	—
April 1 to April 30	0	—	—	—
May 1 to May 31	0	—	—	—
June 1 to June 30	0	—	—	—
July 1 to July 31	0	—	—	—
August 1 to August 31	0	—	—	—
September 1 to September 30	0	—	—	—
October 1 to October 31	0	—	—	—
November 1 to November 30	0	—	—	—
December 1 to December 31	0	—	—	—

Total	0	—	—	—

Neither we nor any “affiliated purchaser,” as defined in Rule 10b-18(a)(3) of the Exchange Act, purchased any of our equity securities during the period covered by this annual report.

In January 2006, we announced our plan to spend approximately Won 357 billion from February to November 2006 to acquire common shares of KTF from the market to increase our holding. Under the plan, we acquired 6,448,360 common shares of KTF as of June 20 , 2006. In February 2006, we also announced our plan to spend approximately Won 200 billion to acquire shares of our common stock from the market as treasury shares for retirement. We acquired and retired 4,667,950 treasury shares under the plan as of June 20, 2006.

PART III

Item 17. Financial Statements

Not applicable.

Item 18. Financial Statements

AUDITED CONSOLIDATED ANNUAL FINANCIAL STATEMENTS OF KT CORPORATION

AUDITED CONSOLIDATED ANNUAL FINANCIAL STATEMENTS OF KT FREETEL CO., LTD.*

*	Included pursuant to Rule 3-09 of Regulation S-X under the Securities Act of 1933, as amended.

Item 19. Exhibits

1		Articles of Incorporation of KT Corporation (English translation) Form of Common Stock Certificate of KT Corporation, par value Won 5,000 per share (including translation in English)

2.1	*	Deposit Agreement dated as of May 25, 1999 entered into among KT Corporation, Citibank, N.A., as depositary, and all Holders and Beneficial Owners of American Depositary Shares evidenced by the American Depositary Receipts issued thereunder, including the form of American depositary receipt (incorporated herein by reference to Exhibit(a)(i) of the Registrant’s Registration Statement (Registration No. 333-13578) on Form F-6)

2.2	*	Form of Amendment No. 1 Deposit Agreement dated as of May 25, 1999 entered into among KT Corporation, Citibank, N.A., as depositary, and all Holders and Beneficial Owners of American Depositary Shares evidenced by the American Depositary Receipts issued thereunder, including the form of American depositary receipt (incorporated herein by reference to Exhibit(a)(ii) of the Registrant’s Registration Statement (Registration No. 333-13578) on Form F-6)

2.3	*	Letter from Citibank, N.A., as depositary, to the Registrant relating to the pre-release of the American depositary receipts (incorporated herein by reference to the Registrant’s Registration Statement (Registration No. 333-10330) on Form F-6)

7.1	Computation of ratio of earnings to fixed charges

8.1	List of subsidiaries of KT Corporation

12.1	Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2	Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1	Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1	Consent of KPMG Samjong Accounting Corp. with respect to the financial statements of KT Corporation

15.2	Consent of Deloitte HanaAnjin LLC with respect to the financial statements of KT Freetel Co., Ltd.

15.3	The Telecommunications Basic Law (English translation)

15.4	Enforcement Decree of the Telecommunications Basic Law (English translation)

15.5	The Telecommunications Business Law (English translation)

15.6	Enforcement Decree of the Telecommunications Business Act (English translation)

*	Filed previously.

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders

KT Corporation:

We have audited the accompanying consolidated balance sheets of KT Corporation and subsidiaries (the “Company”) as of December 31, 2004 and 2005, and the related consolidated statements of earnings and retained earnings and cash flows for each of the years in the three-year period ended December 31, 2005, all expressed in Korean Won. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We did not audit the financial statements of KT Freetel Co., Ltd. (“KTF”), a 46.9%, 48.7% and 44.6% owned subsidiary at December 31, 2003, 2004 and 2005, respectively, as of and for each of the years in the three-year period ended December 31, 2005. The financial statements of KTF, which are included in the consolidated financial statements of the Company, reflect total assets constituting 29.5% and 32.3% as of December 31, 2004 and 2005, respectively, and total revenues constituting 28.1%, 30.5% and 30.8% for the years ended December 31, 2003, 2004 and 2005, respectively, of the related consolidated totals. Those financial statements were audited by other auditors whose report has been furnished to us, and our report, insofar as it relates to the amounts included for KTF, is based solely on the report of the other auditors.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits and the report of the other auditors provide a reasonable basis for our opinion.

In our opinion, based on our audits and the report of the other auditors, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2004 and 2005, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2005 in accordance with accounting principles generally accepted in the Republic of Korea.

The accompanying consolidated financial statements as of and for the year ended December 31, 2005 have been translated into United States dollars solely for the convenience of the reader. We have audited the translation and, in our opinion, the consolidated financial statements expressed in Korean Won have been translated into dollars on the basis set forth in note 3 of the consolidated financial statements.

Accounting principles generally accepted in the Republic of Korea vary in certain significant respects from accounting principles generally accepted in the United States of America. Information relating to the nature and effect of such differences is presented note 36 of the consolidated financial statements.

KPMG Samjong Accounting Corp.

Seoul, Korea

May 4, 2006

KT CORPORATION AND SUBSIDIARIES

Consolidated Balance Sheets

December 31, 2004 and 2005

(In millions of Won and U.S. dollars)

	2004		2005	2005 (note 3)
Assets
Current assets:
Cash and cash equivalents (note 4)	(Won)	1,755,929	1,546,643	$1,531.3
Short-term financial instruments (note 5)		984,122	640,077	633.7
Current portion of investment securities (note 8):
Trading securities		6,186	250,165	247.7
Available-for-sale securities		257,803	15,409	15.3
Held-to-maturity securities		1,660	98	0.1
Notes and accounts receivable—trade, less allowance for doubtful accounts of (Won)702,635 in 2004 and (Won)613,873 in 2005 (note 2)		2,793,143	2,455,882	2,431.6
Accounts receivable—other less allowance for doubtful accounts of (Won)53,519 in 2004 and (Won)100,429 in 2005		365,162	285,224	282.4
Inventories (note 6)		374,319	360,113	356.5
Other current assets (note 7, 23 and 26)		270,653	577,159	571.4

Total current assets		6,808,977	6,130,770	6,070.0

Investment securities:
Available-for-sale securities (note 8)		218,757	63,319	62.7
Held-to-maturity securities (note 8)		94,404	104,972	103.9
Equity securities of affiliates (note 9)		54,061	194,097	192.2

Total investment securities		367,222	362,388	358.8

Property, plant and equipment (note 10):
Land		1,167,683	1,191,045	1,179.3
Buildings and structures		4,555,427	4,825,502	4,777.7
Machinery and equipment		35,624,899	36,964,868	36,598.9
Vehicles		89,316	75,624	74.9
Tools, furniture and fixtures		2,114,653	2,219,908	2,197.9
Construction in progress		487,461	410,492	406.4

		44,039,439	45,687,439	45,235.1
Less accumulated depreciation		(28,317,984)	(30,600,407)	(30,297.4)

Net property, plant and equipment		15,721,455	15,087,032	14,937.7

Other assets (notes 5, 11,12 and 26)		3,575,578	3,058,347	3,028.1

	(Won)	26,473,232	24,638,537	$24,394.6

See accompanying notes to consolidated financial statements.

KT CORPORATION AND SUBSIDIARIES

Consolidated Balance Sheets, Continued

December 31, 2004 and 2005

(In millions of Won and U.S. dollars, except share data)

	2004		2005	2005 (note 3)
Liabilities and Stockholders’ Equity
Current liabilities:
Notes and accounts payable—trade	(Won)	853,381	866,523	$857.9
Short-term borrowings (note 13)		438,592	113,298	112.2
Current portion of long-term debt (note 16)		4,756,067	1,206,397	1,194.5
Accounts payable—other		1,123,323	1,441,453	1,427.2
Advance receipts from customers		125,989	117,573	116.4
Accrued expenses		288,488	457,615	453.1
Withholdings		187,579	158,504	156.9
Income taxes payable		284,102	203,625	201.6
Other current liabilities (note 14 and 23)		276,969	256,379	253.8

Total current liabilities		8,334,490	4,821,367	4,773.6

Long-term debt, excluding current portion (note 16)		6,985,071	7,360,371	7,287.5
Refundable deposits for telephone installation (note 15)		1,086,635	958,304	948.8
Accrual for retirement and severance benefits, net (note 17)		314,789	380,756	377.0
Long-term accounts payable—other (note 12)		554,024	589,133	583.3
Other long-term liabilities (note 18)		171,843	178,500	176.8

Total liabilities		17,446,852	14,288,431	14,147.0

Stockholders’ equity (note 19):
Authorized—1,000,000,000 shares
Common stock of (Won)5,000 par value (note 19):
Issued—284,849,400 shares in 2004 and 2005		1,560,998	1,560,998	1,545.5
Preferred stock (note 19)		—	—	—
Capital surplus (note 20)		1,291,617	1,389,222	1,375.5
Retained earnings:
Appropriated (note 21)		5,431,862	5,811,862	5,754.3
Unappropriated		2,901,378	2,941,043	2,911.9

		8,333,240	8,752,905	8,666.2

Capital adjustments:
Treasury stock (note 22)		(3,962,568)	(3,840,485)	(3,802.4)
Loss on retirement of treasury stock, net of tax (note 22)		(16,388)	(38,431)	(38.1)
Foreign-based operations translation adjustment		(2,847)	(6,355)	(6.3)
Unrealized gains on available-for-sale securities, net of tax (note 8)		7,797	9,298	9.2
Unrealized losses on equity securities of affiliates (note 9)		(6,732)	(6,097)	(6.0)
Stock options (note 29)		11,686	10,838	10.7

		(3,969,052)	(3,871,232)	(3,832.9)

Minority interest in consolidated subsidiaries		1,809,577	2,518,213	2,493.3

Total stockholders’ equity		9,026,380	10,350,106	10,247.6
Commitments and contingencies (note 23)

	(Won)	26,473,232	24,638,537	$24,394.6

See accompanying notes to consolidated financial statements.

KT CORPORATION AND SUBSIDIARIES

Consolidated Statements of Earnings and Retained Earnings

Years ended December 31, 2003, 2004 and 2005

(In millions of Won and U.S. dollars, except earnings per share)

	2003		2004	2005	2005 (note 3)
Operating revenues (note 24)	(Won)	16,067,779	17,068,371	17,155,694	$16,985.8
Operating expenses (note 25)		14,245,343	14,587,839	14,725,083	14,579.3

Operating income		1,822,436	2,480,532	2,430,611	2,406.5

Other income (expense):
Interest income		115,454	116,725	87,855	87.0
Interest expense		(705,540)	(678,514)	(616,540)	(610.4)
Equity in losses of affiliates, net		(30,270)	(79,350)	(18,818)	(18.6)
Foreign currency transaction and translation gain (loss), net (note 16)		(27,074)	542,566	66,225	65.6
Loss on disposition of property, plant and equipment, net		(122,966)	(103,513)	(145,259)	(143.8)
Gain (loss) on disposition of available-for-sale securities, net (note 8)		772,901	(15,115)	70,326	69.6
Impairment loss on available-for-sale securities (note 8)		(43,993)	(5,831)	(6,945)	(6.9)
Impairment loss on held-to-maturity securities (note 8)		—	(42,078)	(21,849)	(21.6)
Contributions received for losses on universal telecommunications services (note 34)		28,539	80,310	7,442	7.4
Prior year’s additional income tax payment, net (note 26)		(53,992)	(943)	(12,109)	(12.0)
Contribution payments for research and development and donations (note 33)		(182,983)	(146,779)	(140,156)	(138.8)
Derivatives transaction and valuation losses, net (note 23)		(151)	(146,937)	(9,732)	(9.6)
Reversal of customer call bonus accrual		—	—	32,381	32.1
Other, net		8,699	7,963	23,884	23.5

		(241,376)	(471,496)	(683,295)	(676.5)

Earnings before income taxes and minority interest		1,581,060	2,009,036	1,747,316	1,730.0
Income taxes (note 26)		523,631	577,889	420,788	416.6

Earnings before minority interest		1,057,429	1,431,147	1,326,528	1,313.4
Minority interest in earnings of consolidated subsidiaries, net		(235,695)	(148,931)	(274,586)	(271.9)

Net earnings	(Won)	821,734	1,282,216	1,051,942	$1,041.5
Retained earnings at beginning of year	(Won)	8,274,482	7,683,300	8,333,240	8,250.7
Cumulative effect of accounting change		(1,530)	—	—	—
Retirement of treasury stock (notes 22)		(1,198,499)	—	—	—
Dividends (notes 2 and 28)		(212,887)	(632,276)	(632,277)	(626.0)

Retained earnings at end of year	(Won)	7,683,300	8,333,240	8,752,905	$8,666.3

Basic earnings per share of common stock in Won and U.S. dollars (note 28)	(Won)	3,802	6,084	4,972	$4.92

Diluted earnings per share of common stock in Won and U.S. dollars (note 28)	(Won)	3,313	5,697	4,966	$4.92

See accompanying notes to consolidated financial statements.

KT CORPORATION AND SUBSIDIARIES

Consolidated Statements of Cash Flows

Years ended December 31, 2003, 2004 and 2005

(In millions of Won and U.S. dollars)

	2003		2004	2005	2005 (note 3)
Cash flows from operating activities:
Net earnings	(Won)	821,734	1,282,216	1,051,942	$1,041.5
Adjustments to reconcile net earnings to net cash provided by operating activities:
Depreciation		3,393,175	3,403,639	3,293,557	3,260.9
Amortization		364,051	393,849	345,461	342.0
Provision for doubtful accounts		363,774	287,073	120,048	118.9
Provision for retirement and severance benefits		1,067,076	281,453	302,049	299.1
Employee benefits		40,754	—	96,833	95.9
Equity in losses of affiliates, net		30,270	79,350	18,818	18.6
Loss on disposition of property, plant and equipment, net		122,966	103,513	145,259	143.8
Loss (gain) on foreign currency translations, net		27,555	(546,335)	(54,820)	(54.3)
Loss (gain) on disposition of available-for-sale securities, net		(772,901)	15,115	(70,326)	(69.6)
Impairment loss on available-for-sale securities		43,993	5,831	6,945	6.9
Impairment loss on held-to-maturity securities		—	42,078	21,849	21.6
Deferred income tax expense		46,294	106,964	16,482	16.4
Reversal of customer call bonus accrual		—	—	(32,381)	(32.1)
Minority interest in earnings of consolidated subsidiaries		235,695	148,931	274,586	271.9
Changes in operating assets and liabilities:
Notes and accounts receivable—trade		(742,487)	(361,316)	202,664	200.8
Accounts receivable—other		(387,518)	(93,936)	18,482	18.3
Inventories		(197,478)	(15,564)	32,414	32.1
Other asset (long-term accounts receivable—trade)		126,900	(266,813)	(9,275)	(9.3)
Notes and accounts payable—trade		(143,425)	(150,771)	21,518	21.3
Accounts payable—other		60,928	(107,901)	310,346	307.3
Advance receipts from customers		(25,359)	22,850	(12,237)	(12.1)
Accrued expenses		(5,792)	35,647	167,784	166.0
Income taxes payable		(240,025)	(540)	(60,549)	(59.9)
Withholdings		(23,451)	40,346	(29,075)	(28.8)
Payment of retirement and severance benefits		(1,020,940)	(93,178)	(109,931)	(108.8)
Severance benefits insurance deposit		(180,801)	(119,568)	(126,497)	(125.2)
Other, net		185,412	226,434	43,957	43.5

Net cash provided by operating activities	(Won)	3,190,400	4,719,367	5,985,903	$5,926.7

See accompanying notes to consolidated financial statements.

KT CORPORATION AND SUBSIDIARIES

Consolidated Statements of Cash Flows, Continued

Years ended December 31, 2003, 2004 and 2005

(In millions of Won and U.S. dollars)

	2003		2004	2005	2005 (note 3)
Cash flows from investing activities:
Purchases of property, plant and equipment	(Won)	(3,209,376)	(2,971,376)	(2,870,799)	$(2,842.4)
Proceeds from sale of property, plant and equipment		253,137	109,469	33,341	33.0
Decrease in accounts receivable-other		215,021	—	—	—
Decrease (increase) in short-term financial instruments, net		758,916	(923,223)	354,266	350.8
Purchases of trading securities		(34,150)	(127,500)	(375,050)	(371.3)
Purchases of available-for-sale securities		(315,553)	(499,370)	(226,647)	(224.4)
Purchases of held-to-maturity securities		(11,412)	(3,182)	(6,137)	(6.1)
Purchases of investment securities in affiliated companies		(83,890)	—	(7,383)	(7.3)
Proceeds from sale of trading securities		416,261	174,210	132,326	131.0
Proceeds from sale of available-for-sale securities		210,121	589,977	551,433	546.0
Proceeds from maturity of held-to-maturity securities		218	12,992	12,826	12.7
Proceeds from sale of investments securities of affiliates		18,480	2,057	3,668	3.6
Decrease in other current assets		178,097	138,043	138,073	136.7
Decrease (increase) in other assets		123,258	(119,908)	(262,881)	(260,3)

Net cash used in investing activities		(1,480,872)	(3,617,811)	(2,522,964)	(2,498.0)

Cash flows from financing activities:
Payment of dividends		(213,308)	(633,171)	(632,277)	(626.0)
Payment of dividends by consolidated subsidiaries		—	(50,037)	(50,761)	(50.3)
Proceeds from sale of accounts receivable		512,000	—	—
Proceeds from short-term borrowings, net		(484,696)	(193,097)	(324,577)	(321.4)
Repayment of long-term debt		(1,989,381)	(2,178,028)	(4,903,137)	(4,854.5)
Proceeds from issuance of long-term debt		1,285,653	3,235,976	1,763,863	1,746.4
Decrease in refundable deposits for telephone installation		(306,211)	(140,720)	(128,331)	(127.1)
Reacquisition of treasury stork		(412,247)	—	—	—
Proceeds from sale of treasury stork		39,312	—	—	—
Reacquisition of treasury stock in consolidated subsidiaries		(69,747)	(151,308)	(13,366)	(13.2)
Acquisition of additional equity interest in consolidated subsidiaries		(426,052)	(609)	(190)	(0.2)
Proceeds from issuance of new shares of subsidiary		—	—	494,311	489.4
Proceeds from sale of consolidated subsidiaries treasury stock		—	—	69,455	68.8
Other, net		(534)	4,499	(265)	(0.3)

Net cash used in financing activities		(2,065,211)	(106,495)	(3,725,275)	(3,688.4)

Net increase in cash and cash equivalents from change of subsidiaries in consolidated financial statements		29,862	—	53,050	52.5

Net increase (decrease) in cash and cash equivalents		(325,821)	995,061	(209,286)	(207.2)
Cash and cash equivalents at beginning of year		1,086,689	760,868	1,755,929	1,738.5

Cash and cash equivalents at end of year	(Won)	760,868	1,755,929	1,546,643	$1,531.3

See accompanying notes to consolidated financial statements.

KT CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements

December 31, 2004 and 2005

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

The Korean government gradually reduced its ownership interest in the Company since 1993 and completed the disposition of its ownership interest in the Company on May 24, 2002. On March 22, 2002, the Company changed its name from Korea Telecom Corp. to KT Corporation pursuant to an amendment to its Articles of Incorporation.

Under Korean law, the MIC and other government entities have extensive authority to regulate KT. The MIC has responsibility for approving rates for local service and interconnection and broadband internet access services provided by KT. KT has responsibility for setting rates for domestic long-distance service, international long-distance service and other services without approval of the MIC.

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

(2) Summary of Significant Accounting Policies and Basis of Presenting Consolidated Financial Statements

(a) Basis of Presenting Consolidated Financial Statements

The accompanying consolidated financial statements have been extracted from KT’s Korean language consolidated financial statements that were prepared using accounting principals, procedures and reporting practices generally accepted in the Republic of Korea (“Korean GAAP”). The consolidated financial statements have been translated from those issued in the Korean language into the English language, and have been modified to allow for the formatting of the consolidated financial statements in a manner which is different from the presentation under Korean financial statements practices. In addition, certain modifications have been made in the accompanying consolidated financial statements to bring the formal presentation into conformity with practices outside of Korea, and certain information included in the Korean language statutory consolidated financial statements, which management believes is not required for a fair presentation of KT’s financial position or results of operations, is not presented in the accompanying consolidated financial statements. The accompanying consolidated financial statements and their utilization are not designed for those who are not

KT CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

informed about Korean accounting principles, procedures and practices and furthermore are not intended to present the financial position and results of operations and cash flows in accordance with accounting principles and practices generally accepted in countries and jurisdictions other than the Republic of Korea.

The consolidated financial statements include the accounts of KT and the following controlled subsidiaries (collectively referred to as the “Company”) as of December 31, 2003, 2004 and 2005. Controlled subsidiaries include majority-owned entities by either the Company or a controlled subsidiary and other entities where the Company or its controlled subsidiary owns more than 30% of total outstanding common stock and is the largest shareholder. All significant intercompany balances and transactions have been eliminated in consolidation.

Subsidiary	Year of obtaining control	Percentage ownership (%) at December 31,			Primary business
		2003	2004	2005
KT Freetel Co., Ltd. (“KTF”)*[1]	1997	46.9	48.7	44.6	PCS business
KT Hitel Co., Ltd. (“KTH”)	1992	65.9	65.9	65.9	Data communication
KT Submarine Co., Ltd. (“KTSC”)	1995	36.9	36.9	36.9	Submarine cable construction and maintenance
KT Powertel Co., Ltd. (“KTP”)	1985	44.8	44.8	44.8	Trunk radio system business
KT Networks Corporation (“KTN”)	1986	100.0	100.0	100.0	Group telephone management
KT Rental Corp. (“KTR”)*[2]	2003	98.8	—	100.0	Rental service
KT Linkus Co., Ltd.	1988	93.8	93.8	93.8	Public telephone maintenance
Korea Telecom America, Inc.	1993	100.0	100.0	100.0	Foreign telecommunications
Korea Telecom Philippines, Inc.	1994	100.0	100.0	100.0	Foreign telecommunications
New Telephone Company Inc. (“NTC”)	1998	72.5	72.5	72.5	Foreign telecommunications
Korea Telecom Japan Co., Ltd.	1999	100.0	100.0	100.0	Foreign telecommunications
KTF Technologies Inc. (“KTFT”)*[3]	2002	57.4	70.8	73.1	PCS handset development
KT Commerce Inc. (“KTC”)*[4]	2002	100.0	100.0	100.0	B2C, B2B service
KT China Co., Ltd. (“KTCC”)	2003	100.0	100.0	100.0	Foreign telecommunication business
KTF M Hows (“KTFM”)*[5]	2004	—	—	51.0	Mobile marketing
KT Internal Venture Fund No. 1 *[6]	1999	—	—	89.3	Investment fund
KT Internal Venture Fund No. 2 *[6]	2003	—	—	94.3	Investment fund
KT Telecom Venture Fund No. 1 *[6,7]	2000	—	—	90.0	Investment fund
Sidus FNH Corporation (Sidus FNH) *[8]	2005	—	—	51.0	Movie production
PT. KTF Indonesia (KTFI) *[9]	2003	—	—	99.0	Foreign telecommunications
Boston Entertainment Partner (BEP) *[10]	2005	—	—	39.0	Investment fund

KT CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

(*1) On March 6, 2003, KTICOM was merged into KTF. This transaction was done by KTF issuing an additional 7,082,476 shares of its common stock to the minority shareholders of KTICOM, which resulted in a decrease in the Company’s equity ownership interest but an increase in the Company’s capital surplus of (Won)26,181 million due to increase of net equity of KTF. In addition, during 2003, the Company acquired an additional 15,532,846 shares of KTF for (Won)399,996 million, increasing its equity ownership interest to 46.9%. The amount paid by KT exceeded the proportionate net assets of KTF by (Won)165,642 million. This difference was recorded as a reduction to capital surplus. In 2004, KTF reacquired 7,073,200 shares of its common stock and retired these treasury shares amounting to (Won)149,800 million by a charge to its retained earnings. Accordingly, KT’s equity ownership interest in KTF increased from 46.9% to 48.7%. In December 2005, KT’s equity ownership interest in KTF decreased from 48.7% to 44.6% due to the common stock issuance of KTF to NTT DoCoMo Inc. (note 23(b)).

(*2) In 2003 KTN, a subsidiary of KT, purchased additional 50% of KTR shares and became the largest shareholder of KTR in 2003. In January 2004, KTN, a subsidiary of KT, purchased an additional 1.2% of KTR shares. As a result, KTN’s equity ownership interest in KTR increased to 100.0%. In addition, KTR was merged into KTN on April 27, 2004. In October 2005, through an internal restructuring process, KTN became two companies, KTN and KTR.

(*3) The 73.1% ownership percentage in KTFT represents the ownership of this entity by KTF.

(*4) The 100.0% ownership percentage in KTC represents the ownership of this entity by KT (19.0%) and KTH (81.0%).

(*5) The 51.0% ownership percentage in KTFM represents the ownership of this entity by KTF. KTFM was accounted for under the cost method through 2004. In 2005, the Company accounted for KTFM as a subsidiary and began to consolidate.

(*6) The above funds were accounted for under the cost method through 2004. Due to the adoption of Statement of Accounting Standards (“SKAS”) No. 15 “Investment in Associates”, effective January 1, 2005, the Company accounted for the funds as subsidiaries and began to consolidate.

(*7) The 90.0% ownership percentage in KT Telecom Venture Fund No.1 represents the ownership of the entity by KT (70.0%), KTF (10.0%) and KTH (10.0%).

(*8) In November 2005 and December 2005, KT (35.7%) and KTF (15.3%) acquired a collective 51.0% equity interest in Sidus FNH Corporation.

(*9) The 99.0% ownership percentage in PT. KTF Indonesia represents the ownership of this entity by KTF.

(*10) In September 2005, Boston Entertainment Partner was established as a new company. The 39.0% ownership percentage in Boston Entertainment Partner represents the ownership of this entity by KTF.

As of December 31, 2005, KT has issued guarantees of consolidated subsidiaries’ indebtedness and contract performance as follows:

	Millions
Subsidiary	Initial guarantee amount		Remaining guarantee as of December 31, 2005
KTSC	(Won)	58,754	(Won)	39,841
NTC		12,156		3,039

	(Won)	70,910	(Won)	42,880

KT CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

Significant account balances of KT which occurred in the normal course of business with and between subsidiaries as of December 31, 2004 and 2005 are summarized as follows (these amounts have been eliminated in consolidation):

	Millions
Balance Sheet Items	2004		2005
Notes and accounts receivable—trade	(Won)	208,815	239,545
Accounts receivable—other		16,713	16,220
Key money deposits		41,599	35,298
Accounts payable—other		193,794	344,207
Convertible notes		347,814	—

Significant transactions of KT which occurred in the normal course of business with and between subsidiaries (these amounts have been eliminated in consolidation) for the years ended December 31, 2003, 2004 and 2005 are summarized as follows:

	Millions
	2003		2004	2005
Operating revenues	(Won)	695,685	891,233	889,505
Operating expenses		835,728	1,124,463	1,407,152
Contributions received for losses on universal telecommunications services		44,250	25,557	3,455
Other income		10,103	10,307	9,778
Purchase of property, plant and equipment		—	—	120,122

Significant account balances which occurred in the normal course of business between KT and its equity method investees as of December 31, 2004 and 2005 are summarized as follows:

		Millions
Equity method investee	Balance Sheet Items	2004		2005
Korea Digital Satellite Broadcasting Co. (“KDB”)	Trade notes and accounts receivable	(Won)	54,664	88,891
Other	Trade notes and accounts receivable		1,120	24,840
KT Infotech Corporation (“Infotech”)	Accounts payable		23,374	15,008
eNtoB Corp. (“eNtoB”)	Accounts payable		16,669	24,639
Korea Information Data Corp. (“KOID”)	Accounts payable		14,757	15,895
Korea Telecom Realty Development and Management Co., Ltd. (“KTRD”)	Accounts payable		—	14,879
Goodmorning F	Accounts payable		6,633	2,678
Korea Information Service Corp. (“KOIS”)	Accounts payable		9,538	10,709
Other	Accounts payable		1,963	460

KT CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

Significant transactions which occurred in the normal course of business between KT and its equity method investees for the years ended December 31, 2003, 2004 and 2005 are summarized as follows:

		Millions
Equity method investee	Income statement items	2003		2004	2005
KDB	Sales	(Won)	47,337	131,685	120,590
KOID	Sales		8,942	10,676	11,983
KOIS	Sales		6,480	7,934	10,262
Other	Sales		1,367	1,872	4,532
KOID	Purchases		96,944	102,624	99,809
KTRD	Purchases		66,361	74,058	54,742
KOIS	Purchases		66,148	71,778	71,488
Infotech	Purchases		59,097	43,499	33,360
eNtoB	Purchases		33,101	86,406	130,712
Other	Purchases		7,069	7,321	31,015

(b) Cash Equivalents

The Company considers short-term financial instruments with maturities of three months or less at the acquisition date to be cash equivalents.

(c) Financial Instruments

Short-term financial instruments, which include time deposits and certificates of deposit, are instruments handled by financial institutions which are held for short-term cash management purposes or will mature within one year.

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

Changes in the allowances for doubtful accounts for each of the years in the three-year period ended December 31, 2005 are summarized as follows:

	Millions
	2003		2004	2005
Balance at beginning of year	(Won)	430,066	646,273	702,635
Increase due to the changes of consolidated subsidiaries		65	—	—
Provision		363,774	287,073	120,048
Write-offs		(147,632)	(230,711)	(208,810)

Balance at end of year	(Won)	646,273	702,635	613,873

KT CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

(e) Inventories

Inventories are stated at the lower of cost or net realizable value. Cost is determined by the moving-average cost method. Net realizable value is the estimated selling price in the ordinary course of business, less the estimated selling cost. The Company recognized inventory valuation losses of (Won)21,471 million and (Won)40,330 million, included in cost of goods sold for the year ended December 31, 2004 and 2005, respectively.

(f) Investments in Securities

Upon acquisition, the Company classifies certain debt and equity securities into one of the three categories: held-to-maturity, available-for-sale, or trading securities and such determination is re-assessed of each balance sheet date. Investments in debt securities that the Company has the positive intention and ability to hold to maturity are classified as held-to-maturity. Securities that are bought and held principally for the purpose of selling them in the near term (thus held for only a short period of time) are classified as trading securities. Trading generally reflects active and frequent buying and selling, and trading securities are generally used to generate profit on short-term differences in price. Investments not classified as either held-to-maturity or trading securities are classified as available-for-sale securities.

Trading securities are carried at fair value, with unrealized holding gains and losses included in earnings. Available-for-sale securities are carried at fair value when it is available, with unrealized holding gains and losses reported as a capital adjustment. When the fair value is not readily determinable, they are carried at cost. Declines in value judged to be other-than-temporary on available-for-sale securities are charged to current results of operations. Realized gains and losses are determined using the specific identification method based on the trade date of a transaction. Investments in debt securities that are classified into held-to-maturity are reported at amortized cost at the balance sheet date and such amortization is included in interest income.

Marketable securities are at the quoted market prices as of the year end. Non-marketable debt securities are recorded at the fair values derived from the discounted cash flows by using an interest rate deemed to approximate the market interest rate. The market interest rate is determined by the issuers’ credit rate announced by the accredited credit rating agencies in Korea. Beneficiary certificates, which are securities indicating beneficiary right on certain investment securities held by investment management companies, are recorded at fair value as determined by the investment management companies.

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

(g) Investment Securities Under the Equity Method of Accounting

For investments in companies, whether or not publicly held, under the Company’s significant influence, the Company utilizes the equity method of accounting. Significant influence is generally deemed to exist if the Company can exercise influence over the operating and financial policies of an investee. The ability to exercise that influence may be indicated in several ways, such as the Company’s representation on its board of directors, the Company’s participation in its policy making processes, material transactions with the investee, interchange of managerial personnel, or technological dependency. Also, if the Company owns directly or indirectly 20% or more of the voting stock of an investee and the investee is not required to be consolidated (see note 2(a)), the

KT CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

Company generally presumes that the investee is under significant influence. Prior to January 1, 2005, certain funds which met the above criteria were nevertheless excluded from equity method accounting and instead accounted for as available-for-sale securities and recorded at cost. Effective January 1, 2005, the Company adopted SKAS No. 15 “Investment in Associates”. In accordance with SKAS No. 15, the Company accounted for the funds using the equity method. As allowed by the statement, the Company did not restate the prior year balances and presented the cummulative effect as of January 1, 2005, amounting to (Won)4,528 million as equity in losses of affiliates in the 2005 consolidated financial statements.

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

Under the equity method of accounting, the Company does not record its share of losses of an affiliate when such losses would make the Company’s investment in such entity less than zero unless the Company has guaranteed obligations of the investee or is otherwise committed to provide additional financial support. If the Company holds preferred stock or long-term debt issued by the affiliate, the Company’s share of loss of the affiliate remains recorded until such investment is reduced to zero.

(h) Property, Plant and Equipment

Property, plant and equipment are stated at cost. Improvements that significantly extend the life of an asset or add to its productive capacity are capitalized. Expenditures for maintenance and repairs are charged to expense as incurred. Property, plant and equipment contributed by the Korean government on January 1, 1982 are stated at net revalued amounts.

Depreciation is computed using the declining-balance method (except for buildings, structures, underground access to cable tunnels, and concrete and steel telephone poles, and the assets of KTF and some subsidiaries which are depreciated using the straight-line method due to the characteristics and nature of property, plant and equipment) based on the following estimated useful lives of the related units of property:

Estimated useful lives (years)
Buildings and structures	5-60
Machinery and equipment:
Underground access to cable tunnels, and concrete and steel telephone poles	20-40
Other	3-15
Vehicles	6
Tools, furniture and fixtures:
Steel safe boxes	20
Tools, computer equipment, furniture and fixtures	4-8

KT CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

The Company recognizes interest costs and other financial charges on borrowings associated with the production, acquisition, or construction of property, plant and equipment as an expense in the period in which they are incurred.

The Company tests for impairment of property, plant and equipment, whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. An impairment loss would be recognized when estimated undiscounted future net cash flows expected to result from the use of the asset and its eventual disposition are less than its carrying amount. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets.

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

(j) Intangible Assets

(i) Goodwill

Goodwill, which represents the excess of the acquisition cost over the fair value of net identifiable assets acquired related to consolidated entities that are being consolidated, is amortized on a straight-line basis over its estimated economic useful life.

Accounting for the difference between the acquisition cost and the amount of underlying equity of a purchased entity differs depending on whether (1) the acquisition of the controlling interest of an investee is the original acquisition or (2) the purchase represents an additional equity purchase of a controlled entity. When the Company first acquires a controlling financial interest of an entity, the difference between the acquisition cost and the corresponding proportionate share of the entity’s identifiable net assets’ fair value is recorded as goodwill. However, for additional equity purchases of existing consolidated subsidiaries, such difference is recorded as a reduction of stockholders’ equity (capital surplus).

Amortization of goodwill of (Won)294,306 million, (Won)212,210 million and (Won)130,113 million for the years ended December 31, 2003, 2004 and 2005, respectively, and amortization of negative goodwill of (Won)518 million, (Won)518 million and (Won)517 million for the years ended December 31, 2003, 2004 and 2005, respectively, are included in operating expenses and other income, respectively, in the consolidated statements of earnings and retained earnings.

(ii) Other Intangible Assets

Other intangible assets, consisting of exclusive rights usage and software, are stated at cost less accumulated amortization. Amortization is computed using the straight-line method over periods which range from 3 to 50 years. The Company has monopolistic and exclusive rights to control buildings and facilities utilization and copyrights by contract or related laws. Accordingly, the Company amortizes those intangible assets over the period of 30 or 50 years based on contract or related laws.

(iii) Research and Development Costs

The Company charges research and development costs to expense as incurred. However, the internal software development costs, after technological feasibility has been established, such as those associated with

KT CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

Broadband Integrated Services Digital Network (B-ISDN), Integrated Customer Information System (ICIS) and Enterprise Resource Planning (ERP), are accounted for as intangible assets and amortized by the straight-line method over their estimated economic useful lives from 3 to 6 years.

The Company expensed research and development costs of (Won)244,625 million, (Won)265,207 million and (Won)267,458 million for the years ended December 31, 2003, 2004 and 2005, respectively. In addition, the Company capitalized development costs, which consist of software, of (Won)61,736 million, (Won)103,374 million and (Won)100,891 million for the years ended December 31, 2003, 2004 and 2005, respectively.

The Company reviews for impairment of intangible assets, whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets.

(k) Advertising Costs

The Company expenses advertising costs as incurred. These expenses include media and other promotional and sponsoring costs.

(l) Valuation of Receivables at Present Value

Receivables arising from extended payment terms, which generally involve sales of personal communication service (“PCS”) handsets, are stated at present value, and the difference between the nominal value and present value is deducted directly from the nominal value of related sales revenue and is amortized using the effective interest method over the payment period. The amount amortized is included in interest income.

(m) Convertible Notes and Bonds with Warrants

Prior to January 1, 2003, Korean GAAP did not require separate recognition of convertible features and warrant rights related to convertible bonus and bonds with warrants. Effective January 1, 2003, the Company adopted SKAS No. 9, “Convertible Securities” related to convertible bonds and bonds with warrants, which require the separate recognition of the convertible features and warrant rights. However, as allowed by the transition clause of the statement, the Company continues to report convertible notes and bonds with warrants issued prior to the effective date as a single accounting unit.

(n) Retirement and Severance Benefits

Employees who have been with the Company for more than one year are entitled to lump sum payments based on current rates of pay and length of service when they leave the Company. The Company’s estimated liability under the plan which would be payable if all employees left on the balance sheet date is accrued in the accompanying consolidated balance sheets. A portion of the liability is covered by an employees’ severance pay insurance where the employees have a vested interest in the deposit with the insurance company. Therefore, such deposit for severance benefit insurance amounting to of (Won)638,945 million and (Won)765,458 million as of December 31, 2004 and 2005, respectively, are reflected in the accompanying consolidated financial statements as a deduction from the accrual for retirement and severance benefits.

(o) Contingent Liabilities

Prior to January 1, 2005, contingent liabilities were recognized when probable and reasonably estimable. Effective January 1, 2005, the Company adopted Statements of Korea Accounting Standards (“SKAS”) No.17

KT CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

“Provisions, Contingent Liabilities and Contingent Assets”. In accordance with the standard, contingent liabilities are recognized when all of the following are met: (1) an entity has a present obligation as a result of a past event, (2) it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation, and (3) a reliable estimate can be made of the amount of the obligation. As the previous policy is similar to the new standard, the adoption of this standard did not have any impact on the accompanying consolidated financial statements.

The Company records an accrual for the marketing costs associated with providing gifts under the customer call bonus program when call bonus points are earned. The accrual is recorded in other long-term liabilities on the accompanying consolidated financial statements. The accrual is adjusted periodically based on points earned, points redeemed and changes in estimated costs.

(p) Revenue Recognition

The Company derives revenue principally from telephone service, PCS service, Internet service, and data communication service. Revenues derived from telephone services are recognized on a service-rendered basis. Interconnection fees from domestic and foreign telecommunications operators are recognized when the services are rendered as measured by the minutes of traffic processed.

PCS service revenues consist of PCS handset sales, non-refundable initial subscription fees, fixed monthly access fees and usage charges. The Company recognizes sales on PCS handsets when these are delivered to the dealers, fixed monthly access fees in the period earned, and usage charges at the time services are rendered.

Internet service revenue and data communication service revenue are recognized in the period earned.

Non-refundable service initiation fees for telephone service, Internet service, PCS service and data communication service are recognized as revenue upon commencement of service.

(q) Foreign Currency Translation

Monetary assets and liabilities denominated in foreign currencies are translated into Korean Won at the balance sheet date. Unrealized foreign currency translation gains and losses on monetary assets and liabilities are included in current results of operations. As of December 31, 2004 and 2005, monetary assets and liabilities denominated in foreign currencies are translated into Korean Won at (Won)1,043.8 to US$1 and (Won)1,013.0 to US$1, respectively, that are permitted by the Financial Accounting Standards. Non-monetary assets and liabilities denominated in foreign currencies, which are stated at historical cost, are translated into Korean Won at the foreign exchange rate at the date of the transaction.

The Company accounts for foreign exchange translation gains and losses on all borrowings as an expense in the period in which they are incurred.

(r) Derivatives

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

KT CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

instruments are valued at fair value when underlying transactions are valued at fair value, and resulting unrealized valuation gains or losses are recorded in current results of operations.

(s) Leases

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

(t) Income Taxes

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

Prior to January 1, 2005, deferred taxes were not recognized for temporary differences related to unrealized gains and losses on investment securities that were reported as a separate component of stockholders’ equity. However, effective January 1, 2005, the Company adopted SKAS No. 16 “Income Taxes”. In accordance with the statement, deferred taxes are recognized on the temporary differences related to unrealized gains and losses on investment securities that are reported as a separate component of stockholders’ equity. As allowed by the standard, the Company did not restate the prior year balances and accounted for the cummulative effect of applying SKAS No. 16 as of January 1, 2005 through change of capital adjustment during 2005.

Prior to January 1, 2005, all deferred tax assets and liabilities were recorded as non-current. Effective January 1, 2005, per SKAS No. 16, deferred tax assets and liabilities shall be classified as current or non-current based on the classification of the related assets or liabilities for financial reporting or the expected reversal date of the temporary difference. The deferred tax amounts should be presented as a net current asset or liability and a net non-current asset or liability. However, deferred income tax assets and liabilities as of December 31, 2004

KT CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

were not reclassified based on the transitional clause of SKAS No. 16. If SKAS No. 16 had been in effect as of December 31, 2004, the net current portion of deferred income tax assets, net would have increased by (Won)272,254 million and the net non-current deferred income tax assets, net would have decreased by the same amount.

Prior to January 1, 2005, the Company recognized deferred income tax liabilities related to equity in income of affiliates unless there was explicit evidence of tax free reversal of temporary differences between tax and financial reporting. Under SKAS No. 16, effective from January 1, 2005, when the Company is able to control the timing of the reversal of the temporary difference and it is probable that the temporary difference will not reverse in the foreseeable future, the Company does not recognize deferred income tax liabilities related to equity in income of affiliate. As allowed by the standard, the Company did not restate the prior year balances. As explained in note 26 (b), in accordance with SKAS No. 16 the Company did not recognize deferred tax liabilities amounting to (Won)22,543 million as of December 31, 2005 since the Company is able to control the timing of the reversal of related temporary differences and it is probable that the temporary difference will not reverse in the foreseeable future

(u) Dividends Payable

Annual dividends are recorded when resolved by the board of directors and approved by the shareholders. However, interim dividends are recorded when approved by the board of directors based on authority granted by the Company’s articles of incorporation.

(v) Stock Options

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

KT CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

(x) Use of Estimates

The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the Republic of Korea requires management to make estimates and assumptions that affect the reported amounts reported in the consolidated financial statements and related notes. Actual results could differ from those estimates.

(y) Minority Interest in Consolidated Subsidiaries

Minority interest in consolidated subsidiaries is presented as a separate component of stockholders’ equity in the consolidated balance sheets.

(z) Foreign Currency Translation of Foreign Subsidiaries

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

(aa) Accounting for the Disposition of an Equity Interest in a Consolidated Subsidiary

Gains or losses on the Company’s sale of a subsidiary’s stock is recognized in income if, after the sale of the equity interest, the investment is no longer required to be consolidated. If the entity is still required to be consolidated, the Company records the difference between net proceeds and the carrying amount of the stock as an adjustment to stockholders’ equity (capital adjustments).

(ab) Application of the Statements of Korea Financial Accounting Standards

The Korean Accounting Standards Board (“KASB”) has published a series of SKAS, which will gradually replace the existing financial accounting standards, established by the Korea Financial Supervisory Board. On January 1, 2006, SKAS No. 18 “Interests in Joint Ventures”, No. 19 “Leases” and No. 20 “Related Party Disclosures” will become effective for the Company according to the effective date set forth in these standards. The Company does not expect the adoption of these standards to have a material impact on the consolidated financial statements.

(ac) Fair Value of Financial Instruments

The following methods and assumptions were used to estimate the fair value of each significant class of financial instruments for which it was practicable to estimate such value:

(i) Cash and cash equivalents, short-term financial instruments, notes and accounts receivable—trade, accounts receivable—other, trading securities, available-for-sale securities, notes and accounts payable—trade, short-term borrowings and accrued expenses

The carrying amount approximates fair value because these instruments are either carried at fair value or because of the short maturity of these instruments.

(ii) Investment securities

The fair value of equity securities of non-affiliates and debt securities are estimated based on quoted market prices. For those investments for which there were no quoted market prices, a reasonable estimate of

KT CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

fair value could not be made without incurring excessive costs. Additional information pertinent to the fair value of unquoted investments is provided below.

(iii) Loans to employees

The carrying amount of loans included in other current assets approximate fair value due to the short term maturities of these loans. The fair value of long-term loans in other assets is estimated based on discounted cash flows using current rates offered for loans of the same remaining maturities.

(iv) Long-term debt

The fair value of the long-term debt, including the current portion, is estimated based on quoted market prices for the same or similar issues or on the current rates offered for debt of the same remaining maturities.

(v) Interest rate swaps, interest currency swaps and other derivatives

The fair values of interest rate swaps, interest rate swaptions, currency swaps, interest currency swaps, currency forwards and currency options are estimated based on quotes obtained from dealers.

The estimated fair values of the Company’s significant financial instruments at December 31, 2004 and 2005 are summarized as follows:

	2004 (millions)		2005 (millions)
	Carrying amount	Fair value	Carrying amount	Fair value
Cash and cash equivalents	1,755,929	1,755,929	1,546,643	1,546,643
Short-term financial instruments	984,122	984,122	640,077	640,077
Notes and accounts receivable—trade	2,793,143	2,793,143	2,455,882	2,455,882
Accounts receivable—other	365,162	365,162	285,224	285,224
Trading securities	6,186	6,186	250,165	250,165
Available-for-sale securities:
• Practicable to estimate fair value	279,842	279,842	34,416	34,416
• Not practicable	196,718	N/A	44,312	N/A
Held-to-maturity securities	96,064	96,207	105,070	105,068
Interest rate swap—asset	2,102	2,102	9,055	9,055
Other derivatives—asset	559	559	946	946
Loans to employees	611,366	542,417	423,309	370,543
Notes and accounts payable—trade	853,381	853,381	866,523	866,523
Short-term borrowings	438,592	438,592	113,298	113,298
Accrued expenses	288,488	288,488	457,615	457,615
Interest rate swap—liability	7,278	7,278	15,165	15,165
Interest currency swap—liability	140,414	140,414	112,738	112,738
Other derivatives	11,374	11,374	3,696	3,696
Long-term debt, including current portion	11,741,138	11,992,538	8,566,768	8,357,750

KT CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

It was not practicable to estimate the fair value of investments in unlisted companies. Additional unaudited information as to total assets, stockholders’ equity (deficit), revenues and net income (loss) for these investments as of and for the years ended December 31, 2004 and 2005 are summarized as follows:

	Unaudited 2004 (millions)
	Percentage ownership	Carrying amount		Total assets	Stock- holders’ equity (deficit)	Revenues	Net income (loss)
Onse Telecom	8.6	(Won)	6,181	327,459	95,974	375,884	8,817
Intelsat Ltd.	0.7		6,222	4,977,479	2,406,816	1,089,629	(40,373)
Inmarsat Group holdings., Ltd.	2.3		653	2,278,094	38,099	501,755	11,899
Korea Software Financial Cooperative	1.4		1,000	106,060	101,205	6,249	3,457
Polytech Adventure Town, Inc.	6.7		200	2,910	2,610	984	(160)
Real Telecom Corporation	6.5		721	26,977	(3,338)	9,419	(12,778)
KT Internal Venture Fund No. 1	89.3		3,303	4,101	4,101	51	17
KT Internal Venture Fund No. 2	94.3		5,000	5,374	5,374	64	64
Korea Information Certificate Authority, Inc.	9.4		2,000	20,224	13,213	15,015	(2,980)
Mirae Asset Securities Co., Ltd.	4.4		5,000	896,905	238,554	197,726	25,723
Korea Telecom Venture Fund No. 1	90.0		18,000	21,170	20,876	2,866	(1,277)
Kookmin Credit Information, Inc.	13.0		1,202	5,003	(214)	8,268	(2,305)
Korea Information Technology Fund	33.3		100,000	310,448	310,448	11,090	10,010
On Game Network Inc.	19.5		1,061	19,556	13,565	17,007	1,401
Other	—		46,175	- - - - - - - - - Not available - - - - - - - - -

		(Won)	196,718

	Unaudited 2005 (millions)
	Percentage ownership	Carrying amount		Total assets	Stock- holders’ equity (deficit)	Revenues	Net income (loss)
Onse Telecom	8.6	(Won)	6,181	290,952	62,737	366,410	(30,946)
Korea Software Financial Cooperative	1.4		1,000	118,593	105,850	6,592	575
Polytech Adventure Town, Inc.	6.7		200	2,893	2,498	5,933	(94)
Real Telecom Corporation	6.5		—	18,321	(12,478)	10,760	(9,048)
Korea Information Certificate Authority, Inc.	9.4		2,000	20,638	14,345	14,058	1,601
Mirae Asset Securities Co., Ltd.	4.4		5,000	1,347,772	305,288	298,394	62,696
On Game Network Inc.	11.4		1,061	23,438	18,844	27,040	5,278
Other	—		28,870	- - - - - - - - Not available - - - - - - - -

		(Won)	44,312

(3) Basis of Translating Consolidated Financial Statements

The consolidated financial statements are expressed in Korean won and, solely for the convenience of the reader, the consolidated financial statements as of and for the year ended December 31, 2005, have been translated into United States dollars at the rate of (Won)1,010.0 to US$1, the noon buying rate in the City of New York for cable transfers in Won as certified for customs purposes by the Federal Reserve Bank of New York at

KT CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

December 30, 2005, the last day in 2005 for which such rate is available. The translation should not be construed as a representation that any or all of the amounts shown could be converted into U.S. dollars at this or any other rate.

(4) Cash and Cash Equivalents

Cash and cash equivalents as of December 31, 2004 and 2005 are summarized as follows:

	Millions
	2004		2005
Cash on hand	(Won)	65	6,345
Checking accounts		5,751	24,339
Passbook accounts		22,290	50,882
Cash in transit		424,884	406,790
Money market deposit accounts		1,094,066	298,383
Money market fund		73,957	656,872
Foreign currency deposits		83,438	59,017
Other		51,478	44,015

	(Won)	1,755,929	1,546,643

(5) Restricted Deposits

There are certain amounts included in short-term financial instruments and short-term and long-term financial instruments, which are restricted in use for expenditures for certain business purposes as of December 31, 2004 and 2005 as follows:

	Millions
	2004		2005
Short-term financial instruments	(Won)	5,800	7,371
Long-term financial instruments		92	89

	(Won)	5,892	7,460

(6) Inventories

Inventories as of December 31, 2004 and 2005 are summarized as follows:

	Millions
	2004		2005
Merchandise(*)	(Won)	335,082	329,516
Valuation allowance		(21,471)	(41,944)
Construction and repair materials		29,331	53,696
Other		31,377	18,845

	(Won)	374,319	360,113

(*)	Merchandise mainly consists of PCS handsets, PDA devices and fixed-line handsets.

KT CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

(7) Other Current Assets

Other current assets as of December 31, 2004 and 2005 are summarized as follows:

	Millions
	2004		2005
Current portion of long-term loans to employees	(Won)	136,047	114,205
Prepaid expenses		28,203	33,495
Deposits		78,184	90,361
Accrued interest income		25,098	11,674
Short-term loans		271	10,413
Receivables from derivative contracts (note 23)		2,661	13,272
Deferred income tax assets, net (notes 2(t) and 26(d))		—	303,687
Other		189	52

	(Won)	270,653	577,159

As described in note 2(t), based on the transitional clause of SKAS No. 16, deferred income tax assets and liabilities were not reclassified between current and non-current as of December 31, 2004.

(8) Investments in Securities

Investments in securities as of December 31, 2004 and 2005 are summarized as follows:

(a) Trading securities (fair value)

	Millions
	2004		2005
Beneficiary Certificates	(Won)	6,186	250,165

(b) Available-for-sale securities

(i) Equity securities

	Percentage of ownership (%)		Millions
	2004	2005	2004		2005
Current assets:
Knowledge Plant, Inc.*	4.4.	4.4		1,625	7,931
Mobilians Co., Ltd.*	12.2	—		4,893	—

			(Won)	6,518	7,931

KT CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

	Percentage of ownership (%) at December 31		Carrying amount at December 31
	2004	2005	2004		2005
			(millions)
Investment assets:
Intelsat, Ltd.	0.7	—	(Won)	6,222	—
Inmarsat Group Holdings., Ltd	2.3	—		653	—
Real Telecom Corporation	6.5	6.5		721	—
Korea Software Financial Cooperative	1.4	1.4		1,000	1,000
Korea Information Certificate Authority, Inc.	9.4	9.4		2,000	2,000
Mirae Asset Securities Co., Ltd.	4.4	4.4		5,000	5,000
KT Internal Venture Fund No. 1**	89.3	—		3,303	—
KT Internal Venture Fund No. 2**	90.0	—		5,000	—
Korea Telecom Venture Fund No. 1**	94.3	—		18,000	—
Sky Life Contents Fund***	22.5	—		4,500	—
Korea Information Technology Fund***	33.3	—		100,000	—
Kookmin Credit Information Inc.	13.0	9.3		1,202	—
On Game Network Inc.	19.5	11.4		1,061	1,061
GaeaSoft Corp.*	2.1	2.1		514	1,438
KRTnet Corporation*	7.5	7.5		3,634	4,416
SOLiD Technologies, Inc.*	—	4.8		—	7,880
Sports Toto	6.7	—		13,500	—
VACOM Wireless, Inc.	16.8	16.8		719	719
ESTsoft Corp.	15.0	15.0		1,650	1,650
CEC Mobile	16.7	16.7		4,456	1,507
Onse Telecom	8.6	8.6		6,181	6,181
Wide Telecom, Inc*	0.5	0.5		11	24
Dalsvyaz*	2.6	2.6		204	198
Other	—	—		22,078	25,213

			(Won)	201,609	58,287

*	Investments in these equity securities are recorded at fair value. All other equity securities that do not have readily determinable fair values are stated at cost.

**	As described at note 2(a), the Company accounted for these funds as subsidiaries and began consolidating in 2005.

***	In 2005, the Company reclassified Korea Information Technology Fund and Sky Life Contents Fund into investments accounted for under the equity method of accounting in accordance with SKAS No. 15 “Investment in Associates”. As allowed by this standard, prior year balances were not reclassified.

The Company recognized an impairment loss on available-for-sale securities of (Won)5,831 million and (Won)6,945 million for the years ended December 31, 2004 and 2005, respectively. These charges were related to other-than-temporary declines in the value of the equity securities.

The Company disposed of investments in equity securities including Mobilians Co., Ltd, Sports Toto, Intelsat Ltd., and Inmarsat Group Holdings., Ltd., and recognized a gain on disposition of available-for-sale securities amounting to (Won)70,326 million for the year ended December 31, 2005.

KT CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

(ii) Debt securities

	Maturity	Millions
		2004		2005
Current assets:
Beneficiary certificates	2006	(Won)	251,285	7,478

Investment assets:
Government and municipal bonds	2007~2012	(Won)	1,775	1,816
Other	2007~2008		15,373	3,216

		(Won)	17,148	5,032

(iii) Changes in unrealized gains (losses)

Changes in unrealized gains (losses) on available-for-sale securities for the year ended December 31, 2004 and 2005 are summarized as follows:

	Millions
	2004		2005
Beginning balance	(Won)	(24,799)	7,797
Realized losses(gains) on disposition of securities, net		27,844	(7,927)
Changes in unrealized gains and losses, net		4,752	11,802

Net balance at end of year		7,797	11,672

Deferred tax effect		—	(2,374)

Net balance at end of year, net of tax	(Won)	7,797	9,298

As described in note 2(t), effective January 1, 2005, the Company adopted SKAS 16 “Income Taxes”. In accordance with the statement, beginning in 2005 the Company recognizes deferred income taxes on unrealized gains and losses of investment securities.

(c) Held-to-maturity securities

	Maturity	Millions
		2004		2005
Current assets:
Government and municipal bonds	2006	(Won)	1,660	98

Investment assets:
Government and municipal bonds	2007~2011		2,501	567
Beneficiary certificates (note 23(j))	2007		88,667	104,305
Other	2009		3,236	100

		(Won)	94,404	104,972

During 2003, KTF acquired beneficiary certificates issued by Shinhan Bank Trust in relation to the disposal of trade accounts and notes receivable (see note 23(j)). For 2004 and 2005, KTF recognized the difference

KT CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

between fair value and acquisition cost as impairment loss of (Won)42,078 million and (Won)21,849 million, respectively, which may arise from the uncollectability of the trade accounts and notes receivable.

(9) Investments in Equity Securities of Affiliated Companies

Investments in affiliated companies accounted for using the equity method as of December 31, 2004 and 2005 are summarized as follows:

	Percentage Ownership(%)		Millions
			2004			2005
	2004	2005	Proportionate net asset value		Book value	Proportionate net asset value	Book value
Listed:
Hallim Venture Capital Corporation (“HVCC”) *	25.3	6.6	(Won)	2,466	—	1,701	—
Unlisted:
Mongolian Telecommunications Co.	40.0	40.0		8,183	8,183	8,586	8,586
Sky Life Contents Fund	—	22.5		—	—	4,915	4,915
Korea Information Technology Fund	—	33.3		—	—	102,853	102,853
Korea IT Venture Partners Inc.	28.0	28.0		9,228	9,228	8,891	8,891
Goodmorning F Co., Ltd.	—	19.0		—	—	508	508
KBSi Co., Ltd.	32.4	32.4		1,667	1,667	2,638	2,638
Korea Telephone Directory Co., Ltd.	34.0	34.0		8,777	8,777	6,410	6,410
eNtoB Corp.	23.8	23.8		3,803	3,803	4,792	4,792
KT Infotech Corporation	15.6	15.6		3,334	3,059	3,321	3,165
Korea Telecom Realty Development and Management Co., Ltd.	19.0	19.0		2,172	2,172	1,978	1,978
Korea Digital Satellite Broadcasting Co. (“KDB”)	29.9	26.7		(2,191)	—	(17,440)	28,169
Korea Information Data Corp.	19.0	19.0		9,138	9,138	10,706	10,706
Korea Information Service Corp.	19.0	19.0		6,007	6,007	6,803	6,803
KT Instrument & Communication Corp.	19.0	19.0		354	354	413	413
Bank Town Co., Ltd.	19.0	19.0		569	569	572	572
Korea Telecom Hitel Global Co., Ltd.	49.0	49.0		—	—	—	—
Harex InfoTech Inc.	—	21.2		—	—	1,166	2,698
Sports TOTO On-Line	30.0	—		1,104	1,104	—	—

			(Won)	54,611	54,061	148,813	194,097

*	The quoted market value (based on the closing KOSDAQ price) of HVCC as of December 31, 2005 is (Won)1,508 million.

In 2005, KTH disposed of shares of HVCC which resulted in its ownership decreasing from 25.3% to 6.6%. However, KTH still holds rights to appoint board members of HVCC. As a result, the Company continues to account for its investment in HVCC under the equity method of accounting due to its significant management control.

The Company has recorded unrealized losses, net of tax of (Won)6,732 million and (Won)6,097 million relating to its affiliates as of December 31, 2004 and 2005, respectively, which have been accounted for as capital

KT CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

adjustments. These capital adjustments have been recorded as unrealized losses on equity securities of affiliates within stockholders’ equity.

The Company received dividends of (Won)333 million and (Won)2,247 million in the aggregate from affiliates for the years ended December 31, 2004 and 2005, respectively.

During 2004, the Company’s investment in KDB was reduced to nil due to KDB’s operating losses and the Company impairing investor-level goodwill of (Won)37,030 million. As a result, as of December 31, 2004, the Company discontinued the use of the equity method of accounting for KDB since the Company did not provide any guarantees or have any commitments to provide additional financial support to KDB. However, in December 2005, KDB issued new shares in the amount of the (Won)46,000 million which were acquired by JPMorgan Whitefriars Inc. (including the rights to dividends and voting rights of the KDB shares). Related to this share issuance by KDB, the Company and JPMorgan Chase Bank entered into a ‘Put and Call Combination’ contract based on the related shares of KDB amounting to (Won)46,000 million plus a cash premium of (Won)7,383 million. Under this contract, KT has the option to acquire the KDB shares of JPMorgan Whitefriars Inc. during the period from December 29, 2007 to December 29, 2008. Otherwise, JPMorgan Chase Bank has the option to exercise the put-option to KT on December 29, 2008. The exercise price under the contract for both KT and JPMorgan Chase Bank is (Won)46,000 million. The Company recorded the right and obligation of the option (including the premium) amounting to (Won)53,383 million as equity investment in KDB and a long-term payable under the put and call agreement of (Won)46,000 million as of December 31, 2005. In addition, as of December 31, 2005, the Company has resumed the equity method of accounting for its investment in KDB and considers its equity ownership percentage with the right and obligation of the contract when applying the equity method of accounting. As a result of resuming the equity method of accounting for KDB during 2005, the Company recognized equity in losses of (Won)25,214 million relating to its investment in KDB.

(10) Insurance

Property, plant and equipment are insured against fire damage up to an amount of (Won)1,619,139 million and (Won)1,901,458 million as of December 31, 2004 and 2005, respectively. Additionally, the Company maintains insurance policies covering loss and liability arising from automobile accidents.

(11) Other Assets

Other assets as of December 31, 2004 and 2005 are summarized as follows:

	Millions
	2004		2005
Frequency usage right, net (note 12)	(Won)	1,115,996	1,147,174
Long-term loans to employees		475,319	307,308
Leasehold rights and deposits		313,302	309,599
Goodwill		731,694	618,000
Negative goodwill		(1,553)	(1,036)
Other intangible assets, net		338,552	369,061
Long-term accounts receivable—trade		139,740	123,578
Long-term accounts receivable—other		17,368	10,284
Deferred income tax assets (note 26)		373,726	39,616
Other		71,434	134,763

	(Won)	3,575,578	3,058,347

KT CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

(12) Frequency Usage Rights

During 2001, KTICOM acquired an IMT-2000 frequency usage right and a license to operate the IMT-2000 business from the MIC for (Won)1,300 billion. KTICOM was merged into KTF on March 6, 2003. The Company paid 50%, or (Won)650 billion, of this amount in 2001 and the net present value of the remaining (Won)650 billion unpaid balance is recorded as long-term accounts payable—other in the accompanying consolidated balance sheet as of December 31, 2005. This right has a contractual life of 15 years and is amortized based on the date commercial service is initiated through the end of its contractual life. The Company began amortizing this intangible asset on December 1, 2003.

During 2005, the Company acquired Wireless Broadband (“WiBro”) portable internet frequency usage right and a license to operate the WiBro business in the Republic of Korea from the MIC for (Won)125,800 million in cash. The Company recorded the amount as frequency usage rights included in other assets in the accompanying consolidated balance sheet as of December 31, 2005. The right has a contractual life of 7 years and will be amortized commencing on the date commercial service is initiated through the end of its contractual life. The Company did not amortize this intangible asset during 2005 because the related commercial services were not initiated during the period.

The net amount of the frequency usage rights as of December 31, 2004 and 2005 is as follows:

	Millions
	2004		2005
Frequency usage rights	(Won)	1,216,223	1,342,023
Less: Accumulated amortization		(100,227)	(194,849)

	(Won)	1,115,996	1,147,174

Long-term accounts payable—other related to IMT-2000 frequency usage right required to be paid including applicable interest and is stated at the net present value of future cash flows, calculated using the effective interest rate at the time of receipt of the frequency use license. This payable accrues interest at the three-year Government bond interest rate minus 0.75% (4.94% as of December 31, 2005). The accured interest is paid on an annual basis to the MIC. The balances as of December 31, 2004 and 2005 are as follows:

	Millions
	2004		2005
Long-term accounts payable—other	(Won)	650,000	650,000
Less: Present value discount		(111,793)	(90,460)

	(Won)	538,207	559,540

The maturities of the Company’s long-term accounts payable—other related to frequency usage right outstanding as of December 31, 2005 are as follows:

Fiscal year ending December 31,	Millions
2006	(Won)	—
2007		90,000
2008		110,000
2009		130,000
2010		150,000
2011		170,000

	(Won)	650,000

KT CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

(13) Short-term Borrowings

Short-term borrowings (all of which mature within one year) as of December 31, 2004 and 2005 are summarized as follows:

	Interest rate per annum (%)	Millions
		2004		2005
Commercial paper	4.73%	(Won)	215,000	5,000
Borrowings from banks	4.66~5.56%		195,883	90,569
Short-term borrowings in foreign currency	0.40~6.50%		27,709	17,729

			(Won)438,592	113,298

(14) Other Current Liabilities

Other current liabilities as of December 31, 2004 and 2005 are summarized as follows:

	Millions
	2004		2005
Key money deposits	(Won)	104,197	99,913
Unearned income		4,002	5,967
Payables from interest rate swaps (note 23)		7,278	15,165
Payables from currency interest rate swaps (note 23)		140,414	112,738
Other		21,078	22,596

	(Won)	276,969	256,379

(15) Refundable Deposits for Telephone Installation

Through September 15, 1998, KT collected deposits for telephone installation in accordance with the Korea Public Telecommunication Business Law. Such deposits (which are reflected as a liability) are to be refunded without interest to the telephone subscribers upon termination of service. For changes in site classifications of telephones that were installed prior to January 1, 1990, KT is obligated to refund the original deposit received plus the increased deposit due to changes in site classifications. As of December 31, 2004 and 2005, these refundable deposits amount to (Won)1,086,635 million and (Won)958,304 million, respectively.

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

KT CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

(16) Long-term Debt

Long-term debt as of December 31, 2004 and 2005 is summarized as follows:

			Millions
	Interest rate per annum (%)	Maturity date	2004		2005
Local currency (Won) debt:
Bonds	4.14~9.02	2005~2015	(Won)	6,850,000	6,679,916
Convertible notes of KTF and KTFT	1.00	2005		38,600	—
Convertible notes issued in May 2002	3.00	2005		1,322,530	—
Borrowings from banks	4.90~6.57	2005~2008		72,223	120,800
Information and Telecommunication Improvement Fund	2.85~6.85	2005~2010		132,764	117,951

				8,416,117	6,918,667

Foreign currency debt:
Convertible notes issued in January 2002 (USD)	0.25	2007		1,178,759	14,812
Bonds with warrants (Microsoft) (USD)	4.30	2005		521,900	—
Yankee bonds (USD)	7.50~7.63	2005~2007		365,330	354,550
Bonds (USD)	Libor+0.80	2006		156,570	151,950
MTNP notes (USD)	4.88~6.50	2014~2034		730,660	1,114,300
Bonds (JPY)	3.13	2006		142,146	40,280
Bank loans (USD)	Libor+1.70~3.50	2005~2010		219,198	8,104

				3,314,563	1,683,996

				11,730,680	8,602,663
Add: Premium on bonds				52,828	—
Less: Current portion, net of discount				4,756,067	1,206,397
Discount on bonds				42,370	35,895

			(Won)	6,985,071	7,360,371

In June 2005, the Company increased its Medium Term Note Program (MTNP) from US$1 billion to US$2 billion. As of December 31, 2005, the Company has issued notes in the amount of US$1.1 billion with fixed interest rates under the MTNP with the unused portion of the MTNP amounting to US$900 million. The notes are listed on the Singapore Stock Exchange.

On January 4, 2002, the Company issued convertible notes with a face amount of US$1,317.8 million. In November 2004, certain holders of the convertible notes elected their option to redeem these convertible notes. As a result, on January 4, 2005, the principal amount of US$1,115.1 million was repaid. As of December 31, 2005, the principal amount of (Won)14,812 million ($11.2 million) remains outstanding. The remaining holders of the convertible notes are entitled to convert their notes into shares of the Company’s common stock until January 1, 2007 or redeem the notes for the principal amount plus accrued interest.

During 2002, bonds with warrants were issued in connection with a strategic alliance with Microsoft Corp. Microsoft was entitled to exercise the warrants from January 4, 2003 to December 31, 2003. The warrants expired on December 31, 2003 without being exercised. The face value of bonds of US$500 million issued to Microsoft Corp. was repaid on January 4, 2005.

KT CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

On May 25, 2002, the Company issued convertible notes with a face amount of (Won)1,397,349 million and with a maturity date of May 25, 2005. Holders of the convertible notes were entitled to convert the notes into shares of the Company’s common stock from September 25, 2002 to April 25, 2005. The convertible notes, if not converted, were to be redeemed at 104.438% of their principal amount at the maturity date. Since the issuance of the notes through May 25, 2005, the Company has purchased and retired convertible notes with a face value of (Won)74,000 million with a loss on retirement of convertible notes of (Won)3,839 million and exchanged convertible notes with a face value of (Won)824 million with the Company’s shares. On May 25, 2005, the remaining principal of (Won)1,322,525 million was paid upon the maturity.

Aggregate principal maturities for the Company’s long-term debt as of December 31, 2005 are as follows:

Fiscal year ending December 31,	Millions
2006	(Won)	1,207,088
2007		1,409,042
2008		914,259
2009		1,275,118
2010		662,856
Thereafter		3,134,300

	(Won)	8,602,663

(17) Accrual for Retirement and Severance Benefits

Changes in retirement and severance benefits for each of the three years ended December 31, 2005 are summarized as follows:

	Millions
	2003		2004	2005
Estimated severance benefits accrual at beginning of year	(Won)	379,606	245,878	314,789
Provision for retirement and severance benefits		1,067,076	281,453	302,049
Increase due to change of consolidated subsidiaries		600	—	166
Payments		(1,020,940)	(93,178)	(109,931)
Withdrawal from the National Pension Fund, net		337	204	196
Increase for deposit of severance benefits insurance		(180,801)	(119,568)	(126,513)

Net balance at end of year	(Won)	245,878	314,789	380,756

In September 2003, the Company offered a voluntary early retirement plan (the “Plan”) to its employees. Under the terms of the Plan, employees participating in the Plan would receive additional amounts of retirement and severance benefits. For the year ended December 31, 2003, the Company recorded costs of (Won)831,535 million related to this Plan covering approximately 5,500 employees. The aggregate amounts of normal retirement and severance benefits, previously accrued as retirement and severance benefit liabilities, of the employees electing to retire pursuant to such programs amounted to (Won)110,932 million.

In 2005, KT Linkus offered a voluntary early retirement plan (“the KT Linkus Plan”) to its employees. Under the terms of the KT Linkus Plan, employees participating in the KT Linkus Plan would receive additional amounts of retirement and severance benefits. As a result, KT Linkus recorded and paid costs of (Won)46,734 million related to the KT Linkus Plan for the year ended December 31, 2005.

KT CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

(18) Other Long-term Liabilities

Other long-term liabilities as of December 31, 2004 and 2005 are summarized as follows:

	Millions
	2004		2005
Accrual for customer call bonus points	(Won)	128,397	93,462
Payable under put and call agreement (note 9)		—	46,000
Advance receipt		16,390	8,165
Key money deposits from customers		24,868	29,059
Other		2,188	1,814

	(Won)	171,843	178,500

(19) Stockholders’ Equity

The Company’s authorized share capital is 1,000,000,000 shares, which consists of shares of common stock, par value Won 5,000 per share and shares of non-voting preferred stock, par value Won 5,000 per share. Under the Company’s articles of incorporation, the Company is authorized to issue shares of preferred stock up to one-fourth of the Company’s total issued capital stock. The Company has never issued any shares of preferred stock. As of December 31, 2005, 284,849,400 shares of common stock were issued, of which 71,792,753 shares were held by the treasury stock fund or as treasury shares.

The composition of holders of common stock as of December 31, 2003, 2004 and 2005 are summarized as follows:

	No. of shares			Percentage of total shares issued
	2003	2004	2005	2003	2004	2005
Employee Stock Ownership Associations	16,394,226	16,173,934	18,270,665	5.76%	5.68%	6.42%
National Pension Corporation	9,461,792	10,654,638	9,630,538	3.32%	3.74%	3.38%
Others, including private companies	184,902,408	183,930,410	185,155,444	64.91%	64.57%	65.00%
Treasury stock	74,090,974	74,090,418	71,792,753	26.01%	26.01%	25.20%

	284,849,400	284,849,400	284,849,400	100.00%	100.00%	100.00%

Changes in common stock for the years ended December 31, 2003, 2004 and 2005 are as follows:

	Number of shares issued	Millions
Balance at January 1, 2003	309,077,659	(Won)	1,560,998
Retirement of treasury stock on January 6, 2003	(15,454,659)		—
Retirement of treasury stock on June 20, 2003	(2,937,000)		—
Retirement of treasury stock on December 9, 2003	(5,836,600)		—

Balances at December 31, 2003, 2004 and 2005	284,849,400	(Won)	1,560,998

As allowed by the Securities Exchange Law of the Republic of Korea, the Company retired its treasury shares by a charge to retained earnings rather than its common stock. Therefore, common stock is not determined as the amount generated by multiplying the number of shares issued by common stock of (Won)5,000 par value.

KT CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

Changes in stockholders’ equity for the years ended December 31, 2003, 2004 and 2005 are as follows:

	Millions
	Common stock		Capital surplus	Retained earnings		Capital adjustments	Minority interest	Total
				Appropriated	Unappropriated
Balance at January 1, 2003	(Won)	1,560,998	1,447,951	6,442,265	1,832,217	(3,386,959)	1,936,094	9,832,566
Net earnings		—	—	—	821,734	—	—	821,734
Appropriations of retained earnings		—	—	1,583,589	(1,583,589)	—	—	—
Retirement of treasury stock		—	—	—	(1,198,499)	—	—	(1,198,499)
Dividends (note 28)		—	—	—	(212,887)	—	—	(212,887)
Cumulative effect of an accounting change (note 2(a))		—	—	—	(1,530)	—	(2,198)	(3,728)
Increase (decrease) in unrealized gains
(losses) on available-for-sale securities		—	—	—	—	(768,362)	2,541	(765,821)
Decrease in unrealized losses on equity securities of affiliate		—	—	—	—	1,575	1,937	3,512
Decrease of treasury stock, net
(note 22)		—	—	—	—	149,627	—	149,627
Loss on retirement of treasury stock		—	—	—	—	(9,753)	—	(9,753)
Stock options		—	—	—	—	6,192	774	6,966
Changes in translation adjustments of foreign subsidiaries		—	—	—	—	2,087	160	2,247
Changes in subsidiaries included in consolidation		—	—	—	—	—	27,379	27,379
Acquisition of additional equity in consolidated subsidiaries		—	(165,642)	—	—	—	(260,410)	(426,052)
Equity change of subsidiary from merger transaction		—	26,181	—	—	—	(92,958)	(66,777)
Minority interest in earnings of consolidated subsidiaries, net		—	—	—	—	—	235,695	235,695
Other		—	122	—	—	—	289	411

Balance at December 31, 2003	(Won)	1,560,998	1,308,612	8,025,854	(342,554)	(4,005,593)	1,849,303	8,396,620

Net earnings		—	—	—	1,282,216	—	—	1,282,216
Appropriations of retained earnings		—	—	(2,593,992)	2,593,992	—	—	—
Reacquisition of consolidated subsidiary’s treasury stock		—	(14,784)	—	—	—	(135,069)	(149,853)
Dividends (note 28)		—	—	—	(632,276)	—	—	(632,276)
Dividends in consolidated subsidiaries		—	—	—	—	—	(50,037)	(50,037)
Increase (decrease) in unrealized gains (losses) on available-for-sale securities		—	—	—	—	32,596	(1,418)	31,178
Increase in unrealized losses on equity securities of affiliates		—	—	—	—	(4,041)	(1,281)	(5,322)
Stock options		—	—	—	—	4,941	1,188	6,129
Changes in translation adjustments of foreign subsidiaries		—	—	—	—	3,012	(2,814)	198
Minority interest in earnings of consolidated subsidiaries		—	—	—	—	—	148,931	148,931
Other		—	(2,211)	—	—	33	774	(1,404)

Balance at December 31, 2004	(Won)	1,560,998	1,291,617	5,431,862	2,901,378	(3,969,052)	1,809,577	9,026,380

KT CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

	Millions
	Common stock		Capital surplus	Retained earnings		Capital adjustments	Minority interest	Total
				Appropriated	Unappropriated
Balance at December 31, 2004	(Won)	1,560,998	1,291,617	5,431,862	2,901,378	(3,969,052)	1,809,577	9,026,380
Net earnings		—	—	—	1,051,942	—	—	1,051,942
Appropriations of retained earnings		—	—	380,000	(380,000)	—	—	—
Reacquisition of consolidated subsidiary’s treasury stock		—	(822)	—	—	—	(12,544)	(13,366)
Dividends (note 28)		—	—	—	(632,277)	—	—	(632,277)
Dividends in consolidated subsidiaries		—	—	—	—	—	(50,761)	(50,761)
Increase in unrealized gains on available-for-sale securities		—	—	—	—	1,501	1,757	3,258
Decrease in unrealized losses on equity securities of affiliates, net of tax		—	—	—	—	635	125	760
Sale of treasury stock		—	—	—	—	122,083	—	122,083
Loss on disposal of treasury stock, net of tax		—	—	—	—	(22,043)	—	(22,043)
Changes in translation adjustments of foreign subsidiaries		—	—	—	—	(3,508)	(952)	(4,460)
Changes in subsidiaries included in consolidation		—	—	—	—	—	25,938	25,938
Minority interest in earnings of consolidated subsidiaries		—	—	—	—	—	274,586	274,586
Proceeds from issuance of consolidated subsidiary’s common stock (note 20)		—	61,825	—	—	—	432,486	494,311
Sale of consolidated subsidiary’s treasury stock (note 20)		—	33,825	—	—	—	35,630	69,455
Other		—	2,777	—	—	(848)	2,371	4,300

Balance at December 31, 2005	(Won)	1,560,998	1,389,222	5,811,862	2,941,043	(3,871,232)	2,518,213	10,350,106

(20) Capital Surplus

Capital surplus as of December 31, 2003, 2004 and 2005 is summarized as follows:

	Millions
	2003		2004	2005
Paid-in capital in excess of par value	(Won)	1,440,258	1,440,258	1,440,258
Goodwill of additional equity in consolidated subsidiaries		(181,649)	(181,649)	(181,649)
Other, net		50,003	33,008	130,613

	(Won)	1,308,612	1,291,617	1,389,222

The line item, “Other, net”, mainly consists of the effects of common stock issuance of subsidiaries, retirement of treasury stock in consolidated subsidiaries and merger between subsidiaries.

In December 2005, KTF and NTT DoCoMo Inc. (“DoCoMo”) entered into a strategic alliance. DoCoMo is a mobile communications company based in Japan. As part of this strategic alliance, DoCoMo acquired a 10% equity interest in KTF through KTF issuing new shares for consideration of (Won)494,311 million plus DoCoMo purchasing KTF treasury shares for consideration of (Won)69,455 million. As a result, the Company’s equity ownership interest in KTF decreased from 48.7% to 44.6%. Based on the issuance and sale of KTF’s treasury

KT CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

shares to DoCoMo, the Company recorded an unrealized gain of (Won)95,650 million (recorded within capital surplus) for the year ended December 31, 2005 representing the difference between the net carrying value of KTF and the issuance price.

(21) Appropriated Retained Earnings

Retained earnings appropriated to various restricted reserves as of December 31, 2003, 2004 and 2005 are summarized as follows:

	Millions
	2003		2004	2005
Involuntary reserve:
Legal reserve	(Won)	780,499	780,499	780,499
Voluntary reserve:
Reserve for business rationalization		443,416	443,416	443,416
Reserve for technology and human resource development		3,334	—	350,000
Reserve for social overhead capital		3,333	—	30,000
Reserve for business expansion		6,587,325	4,000,000	4,000,000
Reserve for redemption of telephone bonds		207,947	207,947	207,947

	(Won)	8,025,854	5,431,862	5,811,862

Retained earnings appropriated to the legal reserve are restricted in use as cash dividends under the applicable laws and regulations of the Republic of Korea. The Korean Commercial Code requires the Company to appropriate to a legal reserve an amount equal to at least 10% of the cash dividend amount at the end of each accounting period until the reserve equals 50% of stated capital. The legal reserve may be used to reduce a deficit or may be transferred to stated capital.

Under the Special Tax Treatment Control Law, the Company is allowed to appropriate a reserve for technology and human resources development in order to recognize certain tax deductible benefits through the early recognition of future expenditures for tax purposes. This reserve will be unappropriated from appropriated retained earnings in accordance with the relevant tax laws. Such amount will be included in taxable income in the year of unappropriation. During 2005, the Company appropriated (Won)350,000 million of retained earnings and transferred the amount to reserves for technology and human resources development.

Through 2001, under the Special Tax Treatment Control Law, investment tax credits were allowed for certain investments. However, the Company was required to transfer from retained earnings the amount of tax benefits obtained into a reserve for business rationalization. Effective December 11, 2002, the Company is no longer required to establish a reserve for business rationalization despite tax benefits received for certain investments, and consequently the existing balance is now regarded as a voluntary reserve.

The Company is allowed to voluntarily appropriate from retained earnings amounts necessary to establish reserves for business expansion and research and development, reserves for redemption of telephone bonds and reserves for social overhead capital at its own discretion. As of December 31, 2004 and 2005, there is no outstanding balance of telephone bonds and the reserve for redemption of telephone bonds is considered as a voluntary reserve.

KT CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

(22) Treasury Stock

(a) Trust fund

During 2000, in order to stabilize the price of the Company’s common stock in the market, the Company established a treasury stock fund of (Won)100 billion. This trust fund is managed by a bank, which is used primarily as a vehicle for trading the common stock of the Company. The trust fund (which is recorded at cost) held treasury stock of 1,259,170 shares as of December 31, 2004 and 2005, respectively.

(b) Issuance to the convertible notes holders

During 2004 and 2005, certain holders of convertible notes (as described in note 16), which were issued on May 25, 2002, converted their notes into shares of the Company’s common stock. As part of this transaction, 556 shares and 85 shares of treasury stock were issued to the note holders for the years ended December 31, 2004 and 2005, respectively.

(c) Contribution to Employee Stock Ownership Association

On August 26, 2005, the Company contributed 2,297,580 shares of treasury stock to the KT employee stock ownership association (“ESOA”). The difference between carrying value of the treasury stock and its fair value amounting to (Won)30,405 million was recorded as a loss on disposal of treasury stock and the fair value of (Won)91,673 million was recorded as employee benefits expense.

(d) Changes in treasury stock

Changes in treasury stock for the years ended December 31, 2004 and 2005 are as follows:

	2004			2005
	Number of shares	Millions		Number of shares	Millions
Balance at beginning of year	74,090,974	(Won)	3,962,598	74,090,418	(Won)	3,962,568
Issuance to convertible note holders	(556)		(30)	(85)		(5)
Contribution to ESOA	—		—	(2,297,580)		(122,078)

Balance at end of year	74,090,418	(Won)	3,962,568	71,792,753	(Won)	3,840,485

(23) Commitments and Contingencies

(a) Legal and regulatory matters

During 2001, the Korean Fair Trade Commission (“FTC”) imposed a fine of (Won)30,700 million against the Company for allegedly assisting its affiliates by paying them unreasonably high service fees in violation of the fair trade laws. The Company recognized an expense of (Won)30,700 million for this claim during 2001. The Company appealed this fine. In October 2004, the Seoul High Court partially reversed the FTC’s decision and decreased the fine from (Won)30,700 million to (Won)2,400 million. During 2005, the Company and the FTC appealed this decision to the Supreme Court of Korea. As of December 31, 2005 and 2004, due to the ongoing appeal, the ruling by the Seoul High Court is not reflected and the Company does not decrease the original assessment in the accompanying consolidated financial statements.

KT CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

In the second half of 2004, the FTC began a separate antitrust investigation of the Company into alleged unfair collaborative practices of fixed-line telephone and broadband Internet service providers during the period from 2002 to 2004. On May 25, 2005, the FTC imposed a fine of (Won)116,021 million to the Company related to local telephone service and leased line service for Internet cafes. On September 14, 2005, the FTC imposed an additional fine of (Won)23,870 million to the Company related to domestic and international long-distance service. Although the Company appealed the FTC’s decision related to the above services to the Seoul High Court, the Company recognized these fines as taxes and dues within operating expenses for the year ended December 31, 2005.

From June 2000 to March 2006, the Government prohibited wireless service providers from providing subsidies to subscribers for purchase of handsets. During this period, MIC imposed fines on KTF and KT deemed to be in violation of such prohibition. KT and KTF recognized these fines of (Won)22,390 million, (Won)14,818 million and (Won)18,483 million as taxes and dues within operating expenses for the years ended December 31, 2003, 2004 and 2005, respectively.

The Company is also in litigation as a defendant in other cases for damages allegedly resulting from various claims, disputes and legal actions in the normal course of operations. These claims amounted to (Won)82,482 million as of December 31, 2005. The Company accrued (Won)8,575 million as contingent liabilities related to the claims as of December 31, 2005. Management believes that the ultimate settlement of these matters, and the matters described in the previous paragraphs, will not have a material adverse effect on the Company’s financial position, results of operations or cash flows.

(b) Interest rate swaps

During 2002, 2003 and 2004, the Company entered into various interest rate swap contracts with financial institutions. Details of these interest rate swap contracts as of December 31, 2005 are as follows:

Bank	Nominal premium (millions)	Notional amount (millions)		Receiving interest rate	Fixed interest rate (1 year)	Variable interest rate	Terminal date
JP Morgan	$1.6	US$	150	Fixed	7.50%	6-month LIBOR +4.32%	June 1, 2006
JP Morgan	$0.5	US$	200	Fixed	7.63%	6-month LIBOR +4.61%	April 15, 2007
Citibank	—	(Won)	110,000	Fixed	5.29%	3-month LIBOR +1.47%	April 30, 2008
Shinhan Bank	—	(Won)	180,000	Fixed	6.35%	3-month LIBOR +2.47% +Contingent spread	September 30, 2007
Shinhan Bank	—	(Won)	57,810	Variable	4.70%	6-month LIBOR +0.69%	June 24, 2009
UBS	—	(Won)	57,810	Variable	4.70%	6-month LIBOR +0.69%	June 24, 2009
UBS	—	(Won)	57,810	Variable	4.64%	6-month LIBOR +0.69%	June 24, 2009
BNP Paribas	—	(Won)	110,000	Variable	5.29%	3-month LIBOR +1.54%	April 30, 2008
Credit Suisse	—	(Won)	57,810	Variable	4.64%	6-month LIBOR +0.69%	June 24, 2009

Under the interest rate swap contracts, the Company recognized a valuation loss and gain of (Won)2,943 million and (Won)12,427 million, respectively, for the year ended December 31, 2004, and a valuation loss and gain of (Won)7,888 million and (Won)6,953 million, respectively, for the year ended December 31, 2005.

KT CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

(c) Currency interest rate swaps

During 2003 and 2005, the Company entered into currency interest rate swap contracts for principal and interest denominated in Korean Won in place of principal and interest of long-term debt denominated in U.S. dollars in 2004 and 2005. Details of these currency interest swap contracts as of December 31, 2005 are as follows:

Bank	Receiving amount (millions)		Paying Amount (millions)		Receiving interest rate	Paying interest rate	Terminal date
JP Morgan	US$	150	(Won)	179.760	3-month LIBOR +0.80%	3-month LIBOR (US$)+2.64%(Won)	June 24, 2006
Merrill Lynch	US$	20	(Won)	20,030	6.5% (US$)	6.24% (Won)	September 7, 2034
JP Morgan(*)	US$	100	(Won)	115,620	5.9% (US$) 5.5% (Won)	6-month LIBOR +1.87% (Won)	June 24, 2014
JP Morgan(**)	US$	200	(Won)	231,240	5.5% (Won)	6-month LIBOR +0.69% (Won) 5.9%-Contingent Spread (US$)	June 24, 2014
Merrill Lynch	US$	100	(Won)	116,400	5.0% (Won)	5.9%-Contingent Spread (US$)	June 24, 2014
Merrill Lynch	US$	50	(Won)	53,325	4.7% (Won)	5.9%-Contingent Spread (US$)	June 24, 2014
Merrill Lynch	US$	50	(Won)	50,170	5.0% (Won)	5.9%-Contingent Spread (US$)	June 24, 2014
Merrill Lynch	US$	50	(Won)	51,800	4.6% (Won)	4.9%-Contingent Spread (US$)	July 15, 2015
Deutsche Bank	US$	50	(Won)	53,325	4.7% (Won)	5.9%-Contingent Spread (US$)	June 24, 2014
Credit Suisse	US$	50	(Won)	50,170	5.0% (Won)	5.9%-Contingent Spread (US$)	June 24, 2014
UBS	US$	50	(Won)	51,800	4.6% (Won)	4.9%-Contingent Spread (US$)	July 15, 2015

(*)	The interest will be received at 5.9% (US$) every six months and paid at 6-month LIBOR+1.87% (Won) over the first five years. Then, the interest will be received at 5.9% (US$) every six months and paid at 5.5% (Won) per year over the following five years.

(**)	The interest will be received at 5.9%-contingent spread (US$) every six months and paid at 6-month Libor+0.69% (Won) over the first five years. Then, the interest will be received at 5.9%-contingent spread (US$) every six months and paid at 5.5% (Won) per year over the following five years.

Under the currency interest rate swap contracts, the Company recognized a valuation loss of (Won)143,143 million for the year ended December 31, 2004 and a valuation loss and gain (Won)5,873 million and (Won)25,936 million, respectively, for the year ended December 31, 2005. In addition, the Company settled five contracts during 2005 and recognized a transaction loss of (Won)11,481 million for the year ended December 31, 2005.

(d) Other derivatives

As of December 31, 2005, the Company has derivatives contracts of interest rate swaption, currency forward, currency options and currency futures. All of these contracts are classified for trading purposes. For the year ended December 31, 2005 the Company recognized aggregate transaction loss of (Won)15,225 million and valuation loss of (Won)2,340 million.

(e) Credit facilities and letters of credit

The Company has entered into bank overdraft agreements with 4 banks for borrowings up to (Won)601,000 million, commercial paper issuance agreements with 4 banks for borrowings up to (Won)310,000 million and collateral loan agreements on accounts receivable with 4 banks for borrowings up to (Won)650,000 million. As of December 31, 2005, no amounts are outstanding under these facilities. In addition, the Company has received

KT CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

letters of credit up to US$31 million with four banks and a collection agreement for foreign currency denominated checks up to US$1 million with Korea Exchange Bank.

(f) Guarantees provided by third parties

As of December 31, 2005, three financial institutions are providing guarantees for the Company covering contract biddings up to US$4,281 million, Saudi Arabia Riyals 2,213 thousand and (Won)62,588 million.

(g) Guarantees

As of December 31, 2005, KTP and KTH are providing guarantees amounting (Won)2,544 million for repayment of certain loans for employee stock ownership plans.

As of December 31, 2005, KT guarantees lease payables of Hanwha S&C and Bangboo Buddhistic Hospital to KT Rental Co., Ltd amounting (Won)2,408 million and (Won)2,307 million, respectively.

(h) Collateral provided to third parties

As of December 31, 2005, KTR has issued a promissory note and three blank checks as collateral for certain loans amounting to (Won)23,653 million.

(i) Disposal of KTF trade accounts and notes receivable

On November 4, 2003, KTF established PCS service installment receivables transfer program. Under this program, KTF transfers receivables on a monthly basis and receives cash and beneficiary certificates until February 28, 2007. As a result, the beneficiary certificates will change depending on the amount of disposals. KTF recognized a loss on disposal of trade accounts and notes receivable of (Won)11,816 million and (Won)11,862 million for the years ended December 31, 2004 and 2005, respectively. As of December 31, 2004 and 2005, the uncollected trade receivables under this program were (Won)342,672 million and (Won)355,969 million, respectively.

(j) Leases

(i) Operating leases

The Company maintains operating lease agreements for certain machinery and equipment with Macquarie IT Korea Lease Company and others. Annual future lease payments under the operating leases as of December 31, 2005 are as follows:

Year ended December 31,	Millions
2006	(Won)	45,435
2007		6,834
2008		6,010
2009		5,740
2010		5,740
Thereafter		14,350

	(Won)	84,109

Operating lease expenses for the years ended December 31, 2003, 2004 and 2005 amounted to (Won)48,163 million, (Won)89,549 million and (Won)67,600 million, respectively.

KT CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

(ii) Capital leases

The Company has capital lease agreements with GE Capital Korea Ltd. for certain machinery and equipment, of which acquisition cost amounts to (Won)45,161 million. Depreciation on the machinery and equipment for the years ended December 31, 2004 and 2005 amounted to (Won)4,505 million and (Won)11,191 million, respectively and accumulated depreciation on the machinery and equipment as of December 31, 2004 and 2005 amounted to (Won)4,817 million and (Won)16,008 million, respectively. Annual future minimum payments under the lease agreements (recorded primarily within long-term accounts payable-other) as of December 31, 2005 are as follows:

Fiscal period ending December 31,	Millions
2006	(Won)	9,908
2007		9,891
2008		9,891
2009		8,124
Thereafter		3,332

		41,146
Less: amount representing interest		(3,066)

	(Won)	38,080

(k) Obligation of Contribution to the institute of Information Technology Assessment

Under the Telecommunications Basic Law, network service providers and specific service providers are obligated to contribute 0.75% and 0.5% of their total annual revenues, respectively, to the Institute of Information Technology Assessment, which uses the fund (Information and Telecommunication Improvement Funds) to promote research and development in information technology. For the years ended December 31, 2003, 2004 and 2005, the Company made contributions of (Won)63,402 million, (Won)64,468 million and (Won)56,237 million, respectively, to the Institute of Information Technology Assessment.

(l) Shareholders’ agreement between KT and DoCoMo

In December 2005, KTF and NTT DoCoMo Inc. (“DoCoMo”) entered into a strategic alliance. As part of this strategic alliance, DoCoMo acquired a 10% equity interest in KTF for total proceeds of (Won)563,766 million (20,176,309 shares). In addition, on December 26, 2005, the Company and DoCoMo entered into a shareholders’ agreement related to shares of KTF. Under the shareholders’ agreement, DoCoMo has the right to put its shares to the Company if an agreed target network coverage within Korea is not met by December 31, 2008. If the put-option is exercised by DoCoMo, the Company will be required to purchase all of the KTF shares from DoCoMo at DoCoMo’s acquisition price plus accrued interest by February 15, 2009.

KT CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

(24) Operating Revenues

Operating revenues for the years ended December 31, 2003, 2004 and 2005 are as follows:

	Millions
	2003		2004	2005
Internet services	(Won)	2,369,593	2,606,852	2,761,568
Data communication services		1,083,093	962,627	944,751
Telephone services		6,610,982	6,189,290	5,876,233
PCS services		4,164,286	4,799,586	5,226,993
Sales of PCS handsets		1,153,505	1,754,968	1,510,763
Satellite services		119,639	119,412	114,460
Other		566,681	635,636	720,926

	(Won)	16,067,779	17,068,371	17,155,694

(25) Operating Expenses

Operating expenses for the years ended December 31, 2003, 2004 and 2005 are as follows:

	Millions
	2003		2004	2005
Operating expenses :
Salaries and wages	(Won)	2,038,466	1,945,714	2,146,289
Compensation expense		6,966	6,129	1,072
Provision for retirement and severance benefits, including early retirement plans		1,067,076	281,453	302,049
Employee benefits		597,859	503,857	597,240
Utilities		181,359	194,350	205,377
Taxes and dues (note 23 (a))		140,291	141,623	294,932
Rent		194,330	269,667	245,656
Depreciation		3,336,851	3,335,584	3,228,265
Amortization		357,401	384,387	328,909
Repairs and maintenance		450,550	488,407	615,708
Commissions and professional fees		834,846	1,061,726	984,105
Commissions to sales agent		565,082	940,039	1,025,843
Advertising		283,969	294,262	266,347
Research and development		244,625	265,207	267,458
Cost of services (commissions for system integration service and other miscellaneous services)		532,424	420,149	482,907
Cost of goods sold		1,131,475	1,782,140	1,466,947
Interconnection charges		1,077,082	973,429	1,060,681
International line usage		184,326	194,143	192,852
Promotion		376,834	537,927	548,272
Provision for doubtful accounts		363,774	287,073	120,048
Other		336,769	328,656	395,962

		14,302,355	14,635,922	14,775,919
Less: amounts included in construction in progress		57,012	48,083	50,836

	(Won)	14,245,343	14,587,839	14,725,083

KT CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

In September 2003, the Company offered a voluntary early retirement plan (the “Plan”) to its employees. Under the terms of the Plan, employees participating in the Plan would receive additional amounts of retirement and severance benefits. For the year ended December 31, 2003, the Company recorded costs of (Won)831,535 million related to this Plan.

In 2005, KT Linkus offered a voluntary early retirement plan (“the KT Linkus Plan”) to its employees. Under the terms of the KT Linkus Plan, employees participating in the KT Linkus Plan would receive additional amounts of retirement and severance benefits. As a result, KT Linkus recorded and paid costs of (Won)46,734 million related to the KT Linkus Plan for the year ended December 31, 2005.

The components of operating expenses for the years ended December 31, 2003, 2004 and 2005 are as follows:

	Millions
	2003		2004	2005
Cost of services	(Won)	12,089,887	12,063,054	12,286,489
Selling, general and administrative expenses		2,155,456	2,524,785	2,438,594

Operating expenses	(Won)	14,245,343	14,587,839	14,725,083

(26) Income Taxes

(a) The Company is subject to a number of income taxes based upon taxable income which results in the following normal tax rates (including resident tax):

Taxable earnings	2003~2004	2005 and thereafter
Up to (Won)100 million	16.5%	14.3%
Over (Won)100 million	29.7%	27.5%

In December 2003, the Korean government reduced the corporate income tax rate (including resident tax) beginning in 2005. Specifically, effective from January 1, 2005, the income tax rate was reduced from 29.7% to 27.5%.

The components of income tax expense for the years ended December 31, 2003, 2004 and 2005 are as follows:

	Millions
	2003		2004	2005
Current income tax expense	(Won)	477,337	470,925	404,306
Deferred income tax expense		46,294	106,964	16,482

Income taxes for the year	(Won)	523,631	577,889	420,788

KT CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

(b) The provision for income taxes calculated using tax rates differs from the actual provision for the years ended December 31, 2003, 2004 and 2005 for the following reasons:

	Millions
	2003		2004	2005
Provision for income taxes at normal tax rate	(Won)	469,575	596,684	480,512
Tax effect of prior years income tax additional payment		16,036	280	3,330
Tax effect of permanent differences:
Non-deductible fines		—	—	41,241
Other permanent differences, net		85,689	39,024	78,408
Utilization of loss carryforwards		(40,273)	(32,628)	(12,370)
Investment tax credits		(174,952)	(206,344)	(237,974)
Effect of tax rate change		33,974	6,535	—
Write-off of deferred tax asset(*)		133,582	174,338	90,175
Decrease in deferred income tax liabilities of equity in gains of affiliates(**)		—	—	(22,534)

Income taxes for the year	(Won)	523,631	577,889	420,788

(*)	For the years ended December 31, 2003, 2004 and 2005, the Company concluded that it was not probable that it would be able to realize the tax benefits of its equity in losses of affiliates within the near future which is construed usually to mean 5 years and recognized an impairment on the related deferred tax asset.

(**)	Under SKAS No. 16, effective from January 1, 2005, the Company did not recognize deferred income tax liabilities of (Won)22,534 million related to equity in gains of affiliates as of December 31, 2005 since it is able to control the timing of the reversal of the temporary difference and it is probable that the temporary difference will not reverse in the foreseeable future.

The effective tax rates, after adjustments for certain differences between amounts reported for financial accounting and income tax purposes, were approximately 33.1%, 28.8% and 24.1% for the years ended December 31, 2003, 2004 and 2005, respectively.

KT CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

(c) The tax effects of temporary differences that result in significant portions of deferred income tax assets and liabilities as of December 31, 2004 and 2005 are presented below:

	Millions
	2004		2005
Deferred income tax assets:
Allowance for doubtful accounts	(Won)	149,093	142,724
Refundable deposits for telephone installation		18,157	16,215
Equity in losses of affiliates		395,178	410,401
Available-for-sale securities		25,098	6,722
Held-to-maturity securities		11,571	17,580
Derivatives		42,861	32,927
Contributions received for capital expenditures		39,698	40,658
Tax credit carryforwards		61,526	104,259
Loss carryforwards		22,283	20,088
Accrual for retirement and severance benefits		8,357	6,602
Other, net		112,788	96,246

Total deferred income tax assets		886,610	894,422

Write-off		(307,920)	(398,095)

Net deferred income tax assets		578,690	496,327

Deferred income tax liabilities:
Accumulated depreciation		64,708	37,440
Reserve for technology and human resource development		88,000	88,000
Accrued interest income		10,004	380
Equity in gains of affiliates		42,252	27,204

Total deferred income tax liabilities		204,964	153,024

Deferred income tax asset, net	(Won)	373,726	343,303

For the years ended December 31, 2004 and 2005, KTF was able to utilize loss carryforwards as a benefit to income tax expense in the amount of (Won)109,860 million and (Won)44,983 million, respectively.

During 2004, the Korea National Tax Service initiated a tax audit with the Company for a stock transaction which took place in 2000. For the year ended December 31, 2004, the Company recognized a deferred income tax asset of (Won)65,294 million and income tax expense resulting from a change in estimate of (Won)943 million from the cash payment related to this tax audit.

KT CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

(d) Under SKAS No. 16, the deferred tax amounts should be presented as net current assets or liabilities and net non-current assets or liabilities. As of December 31, 2005, details of classification of deferred tax assets (liabilities) are as follows:

	Won (millions)
	Temporary differences at December 31, 2005		Deferred tax assets (liabilities)
			Current	Non- current
Assets:
Accrual for retirement and severance benefits	(Won)	23,958	—	6,602
Allowance for doubtful accounts		519,997	142,724	—
Refundable deposits for telephone installation		58,965	—	16,215
Equity securities of affiliates		1,296,533	—	12,306
Available-for-sale securities		24,369	—	6,722
Held-to-maturity securities		63,927	—	17,580
Derivatives		119,820	32,927	—
Contribution received for capital expenditures		147,849	—	40,658
Tax credit carryforwards		—	69,290	34,969
Loss carryforwards		73,047	4	20,084
Other, net		351,863	59,122	37,124

		2,680,328	304,067	192,260

Liabilities:
Accumulated depreciation		(143,007)	—	(37,440)
Reserve for technology and human resource development		(320,000)	—	(88,000)
Accrued interest income		(1,567)	(380)	—
Equity securities of affiliates		(98,924)	—	(27,204)

		(563,498)	(380)	(152,644)

	(Won)	2,116,830	303,687	39,616

(27) Earnings Per Share

Earnings per share of common stock for the years ended December 31, 2003, 2004 and 2005 are calculated as follows:

(a) Basic earnings per share

	Millions
	(except number of shares and earnings per share)
	2003		2004	2005
Net earnings	(Won)	821,734	1,282,216	1,051,942
Weighted-average number of shares of common stock (in thousands)		216,106	210,759	211,565

Basic earnings per share (in Won)	(Won)	3,802	6,084	4,972

KT CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

(b) Diluted earnings per share

	For the year ended December 31, (except number of shares and earnings per share)
	2003		2004	2005
	(millions)
Net earnings	(Won)	821,734	1,282,216	1,051,942
Adjustments:
Interest expense on convertible notes		51,373	46,662	52

Net earnings available for common and common equivalent shares		873,107	1,328,878	1,051,994
Weighted-average number of common and common equivalent shares (in thousands)		263,556	233,270	211,822

Diluted earnings per share (in Won)	(Won)	3,313	5,697	4,966

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

Potentially dilutive securities as of December 31, 2003, 2004 and 2005 are as follows:

	For the year ended December 31, No. of potentially dilutive shares
	2003	2004	2005
	(thousands)
Convertible notes (note 16)	45,770	22,511	257
Stock options (note 29)	616	512	425

	46,386	23,023	682

Stock options were not considered in the determination of diluted earnings per share in 2003, 2004 and 2005 because the exercise price of the stock option was greater than the overage market price of the common share and therefore, the effect would have been antidilutive.

(28) Dividends

(a) For the years ended December 31, 2004 and 2005, the Company paid interim dividend as follows:

	Rate		For the year ended December 31,
	2004	2005	2004		2005
			(millions)
Interim dividends paid	20.0%	20.0%	(Won)	210,759	210,759

KT CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

(b) Annual dividends are generally proposed based on each year’s earnings and are declared, recorded and paid in the subsequent year. Annual dividends relating to each of the following year’s earnings based upon the par value of common stock are as follows:

	Rate			For the year ended December 31,
	2003	2004	2005	2003		2004	2005
Annual dividends proposed	40.0%	40.0%	40.0%	(Won)	421,517	421,518	426,113

The proposed annual dividend of (Won)426,113 million was not recorded in the 2005 consolidated financial statements. Such dividend will be recorded upon the approval by the shareholders in 2006.

(29) Stock Options

The Company granted stock options to its executive officers and directors in accordance with the stock option plan approved by the Board of Directors. The details of the stock options granted are as follows:

	1st Grant	2nd Grant	4th Grant
Grant date	2002.12.26	2003. 9.16	2005. 2. 4
Exercise price (in Won)	70,000	57,000	54,600
Number of shares	371,632	3,000	49,992
Exercise period	2004.12.27 ~ 2009.12.26	2005.9.17 ~ 2010.9.16	2007. 2. 5 ~ 2012. 2. 4

As of December 31, 2005, the stock option grants consisted of 424,624 shares of common stock, including 81,209 shares under performance conditions. The Company adopted the fair value method (Black-Scholes model) for the calculation of compensation costs which are amortized to expense over the option vesting periods. The valuation assumptions of stock options based on the fair value method under the Black-Scholes model are as follows:

	1st Grant	2nd Grant	4th Grant
Risk free interest rate	5.46%	4.45%	4.43%
Expected option life	4.5 years to 5.5 years	4.5 years	4.5 years to 5.5 years
Expected volatility	49.07% ~ 49.90%	34.49%	33.41% ~ 42.13%
Expected dividend yield ratio	1.10%	1.57%	5.86%
Fair value per option	(Won)22,364	(Won)12,443	(Won)12,322
Total compensation cost over the vesting period (in millions)	(Won)8,311	(Won)38	(Won)616

The Company recognized a compensation expense of (Won)3,720 million for the year ended December 31, 2004 and recognized a compensation benefit of (Won)571 million for the year ended December 31, 2005 due to adjustments related to actual performance and certain directors leaving the Company prior to completion of mandatory service periods.

In addition, KTF, a subsidiary of KT, granted stock options to its officers. KTF also uses the fair value based method for the calculation of compensation expenses which is amortized to expense over the vesting period. KTF recognized (Won)4,962 million (accumulated) as capital adjustments as of December 31, 2005 and recognized compensation expense of (Won)1,072 million for the year ended December 31, 2005. As of December 31,

KT CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

2005, the amount recognized as a capital adjustment related to these stock options is (Won)2,210 million (net of minority interest).

(30) Accounting Change

Effective January 1, 2005, the Company changed the estimated useful life used to compute depreciation on modems, a component of machinery and equipment, from six years to three years. The newly estimated useful life reflects technological advances such as the replacement cycle of modems. As a result of this change in estimate, which is accounted for prospectively, depreciation expense for the year ended December 31, 2005 increased by (Won)58,545 million, as compared to the amount which would have been reported using the previous useful life.

(31) Segment Information

The Company has two reportable operating segments—wireline communications and PCS services (including IMT-2000 services). Wireline communications include all services provided to fixed line customers, including internet services, data communication services, wire and other facilities, leased line services and telephone services. PCS services provide both PCS service and IMT-2000 service through the merger between two separate legal entities, KTF and KTICOM during 2003. PCS service is a digital wireless telephone system that uses light handsets with a long battery life to communicate via low-power antennas. PCS telephones have the capacity to receive and send data as well as voice transmission. IMT-2000 service is a third-generation, high-capacity wireless communication system that enables subscribers to utilize a full range of mobile multi-media services including video phone and wireless data transmission. The operations of all other entities which fall below the reporting thresholds are included in the “Miscellaneous” segment below, and include entities providing, among others, submarine cable construction and group telephone management.

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

The Company accounts for intersegment revenues and costs as if the related transactions were with third parties. The adjustments included in “Reconciling Adjustments,” and “Other income (expenses), net” line items include minority interest in earnings of consolidated subsidiaries of (Won)(235,695) million, (Won)148,931 million and (Won)274,586 million in 2003, 2004 and 2005, respectively, and elimination of the parent company’s equity in net earnings of KTF and other subsidiaries of (Won)(160,161) million, (Won)91,880 million and (Won)269,030 million in 2003, 2004 and 2005, respectively. Reconciling adjustments also include reclassification of amortization of goodwill between the line items “Other income (expenses), net” and “Operating expenses—depreciation and amortization” in the amount of (Won)294,306 million, (Won)212,210 million and (Won)130,113 million in 2003, 2004 and 2005, respectively. Additionally, reconciling adjustments include intersegment eliminations in all line items.

KT CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

The following table provides information for each operating segment for year ended December 31, 2003:

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

KT CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

The following table provides information for each operating segment as of and for year ended December 31, 2004:

	2004 (millions)
	Wireline Communications		PCS Services	Miscellaneous	Reconciling Adjustments	Consolidated
Operating revenues:
External customers	(Won)	11,315,054	5,206,380	546,937	—	17,068,371
Intersegment		535,765	634,890	724,857	(1,895,512)	—

		11,850,819	5,841,270	1,271,794	(1,895,512)	17,068,371

Operating expenses:
Depreciation and amortization		2,361,257	1,090,645	135,583	210,003	3,797,488
Other		7,362,443	4,211,186	1,136,658	(1,919,936)	10,790,351

		9,723,700	5,301,831	1,272,241	(1,709,933)	14,587,839

Operating income (loss)		2,127,119	539,439	(447)	(185,579)	2,480,532

Interest income		102,398	12,691	21,056	(19,420)	116,725
Interest expense		(450,740)	(220,606)	(26,588)	19,420	(678,514)
Other income (expenses), net		20,748	(22,914)	(27,902)	(28,570)	(58,638)

Earnings (loss) before income taxes		1,799,525	308,610	(33,881)	(214,149)	1,860,105

Income taxes		544,003	24,709	9,209	(32)	577,889

Net earnings (loss)	(Won)	1,255,522	283,901	(43,090)	(214,117)	1,282,216

Total assets	(Won)	20,114,036	7,960,430	1,285,758	(2,886,992)	26,473,232

Capital expenditures	(Won)	1,818,507	945,623	210,482	(3,236)	2,971,376

KT CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

The following table provides information for each operating segment as of and for the year ended December 31, 2005:

	2005 (millions)
	Wireline Communications		PCS Services	Miscellaneous	Reconciling Adjustments	Consolidated
Operating revenues:
External customers	(Won)	11,295,069	5,287,274	573,351	—	17,155,694
Intersegment		582,203	773,739	775,763	(2,131,705)	—

		11,877,272	6,061,013	1,349,114	(2,131,705)	17,155,694

Operating expenses:
Depreciation and amortization		2,174,138	1,138,159	160,318	84,555	3,557,170
Other		8,043,251	4,088,834	1,176,435	(2,140,607)	11,167,913

		10,217,389	5,226,993	1,336,753	(2,056,052)	14,725,083

Operating income (loss)		1,659,883	834,020	12,361	(75,653)	2,430,611

Interest income		77,983	10,058	17,693	(17,879)	87,855
Interest expense		(417,803)	(184,695)	(31,921)	17,879	(616,540)
Other income (expenses), net		39,105	(48,730)	(4,532)	(415,039)	(429,196)

Earnings (loss) before income taxes		1,359,168	610,653	(6,399)	(490,692)	1,472,730

Income taxes		360,865	63,650	(3,012)	(715)	420,788

Net earnings (loss)	(Won)	998,303	547,003	(3,387)	(489,977)	1,051,942

Total assets	(Won)	17,936,509	8,200,171	1,589,037	(3,087,180)	24,638,537

Capital expenditures	(Won)	2,025,230	712,704	253,107	(120,242)	2,870,799

(32) Non-cash Financing and Investing Activities

Significant non-cash investing activities for the years ended December 31, 2004 and 2005 are summarized as follows:

	Millions
	2004		2005
Changes in unrealized gains on available-for-sale securities	(Won)	4,752	11,748
Transfer of trade accounts and notes receivable to held-to-maturity securities		25,224	30,681
Construction-in-progress transferred to property, plant and equipment		2,585,478	2,530,094
Long-term payable under a put and call agreement		—	46,000

(33) Contribution Payments for Research and Development and Donations

For the years ended December 31, 2003, 2004 and 2005, the Company made contributions of (Won)63,407 million, (Won)74,413 million and (Won)66,237 million, respectively, to the Korean government (Information and Telecommunication Improvement Fund), the Korea Electronic Telecommunication Research Institute (ETRI), and other institutes. In addition, during 1992, the Company established a labor welfare fund as a separate entity.

KT CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

For the years ended December 31, 2003, 2004 and 2005, the Company contributed (Won)100,000 million, (Won)50,000 million and (Won)50,000 million, respectively, to this entity.

(34) Contributions Received for Losses on Universal Telecommunications Services

Starting on January 1, 2000, all telecommunications service providers must contribute towards the supply of universal telecommunications services in Korea. Telecommunications service providers designated as universal service providers by the MIC are required to provide universal telecommunications services, including local services, local public telephone services, telecommunications services for remote islands and wireless communication services for ships. The Company has been designated a universal service provider. The losses incurred by universal service providers in connection with providing these universal telecommunications services are to be apportioned among the service providers based on their respective annual revenues. The Company submits a schedule of estimated costs to the MIC on a yearly basis. These costs are subject to review by the MIC before being finalized. For the years ended December 31, 2003, 2004 and 2005, amounts reimbursed to the Company, net of any adjustment, were (Won)28,539 million, (Won)80,310 million and (Won)7,442 million, respectively. The 2005 amount has been negatively impacted by (Won)26,539 related to an adjustment from prior year.

(35) Subsequent Events

On January 26, 2006, the Company’s Board of Directors resolved to purchase additional shares of KTF. According to the resolution, KT will acquire additional KTF’s shares up to the amount of (Won)356,700 million during the period from February to November 2006. Up to May 4, 2006, KT acquired 3,360,440 shares of KTF’s common stock from the market. As a result, KT’s equity ownership interest in KTF increased to 46.3% as of May 4, 2006.

On February 15, 2006, shares of Mirae Asset Securities Co., Ltd. owned by KT (4.4%) which was accounted under cost method in the line item of available-for-sale were listed in the Korea Stock Exchange. As of May 4, 2006, the quoted market value of Mirae Asset Securities Co., Ltd. is (Won)59,600 million and unrealized gains on available-for-sales securities is (Won)54,600 million.

KT CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

(36) Reconciliation to United States Generally Accepted Accounting Principles

The consolidated financial statements are prepared in accordance with Korean GAAP which differs in certain respects from accounting principles generally accepted in the United States of America (“U.S. GAAP”). The significant differences between Korean GAAP and U.S. GAAP that affect the Company’s financial statements are described below.

(a) Companies Included in Consolidation

Under Korean GAAP, all majority-owned subsidiaries and entities of which the Company or a controlled subsidiary owns more than 30% of total outstanding voting stock and is the largest stockholder are included in the consolidation. However, U.S. GAAP generally requires that majority-owned subsidiaries be consolidated and that any entity of which the Company has significant influence, generally including those in which it owns 20-50% of total outstanding voting stock, should not be consolidated; rather that entity should be accounted for under the equity method accounting. The following table shows the Company’s percentage of ownership and carrying value of each of its affiliates that are excluded from consolidation under U.S. GAAP and instead are accounted for under the equity method:

	Percentage of ownership			Carrying Value (Millions)
	December 31,			December 31,
Entity	2003	2004	2005	2004	2005
Listed:
KTF	46.9	48.7	44.6	1,678,164	1,947,340
KTSC	36.9	36.9	36.9	22,710	11,966
Unlisted:
KTP	44.8	44.8	44.8	43,313	36,076
Sidus FNH	—	—	42.5	—	19,599

The quoted market values (based on closing Korea Stock Exchange and KOSDAQ prices) of KTF and KTSC shares held by the Company are (Won)2,209,628 million and (Won)11,966 million as of December 31, 2005, respectively.

(*)	As discussed at Note 36(d), for the year ended December 31, 2003, the Company recognized an impairment loss amounting to (Won)789,503 million relating to KTF due to the significant decrease of the quoted market value of KTF, which was considered other-than-temporary. In addition, for the year ended December 31, 2005, the Company recognized an impairment loss amounting to (Won)9,595 million relating to KTSC due to the significant decrease of the quoted market value of KTSC, which was considered other-than-temporary.

In addition, under Korean GAAP, the Company consolidates KTFT (owned 73.1% by KTF), KTFM (owned 51.0% by KTF), KTFI (owned 99.0% by KTF), and BEP (owned 39.0% by KTF) as of December 31, 2005.

KT CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

Presented below is summarized combined financial information of those entities that are consolidated under Korea GAAP but not for U.S. GAAP, prepared in accordance with Korean GAAP as of December 31, 2004 and 2005, and for each of the years in the three-year period ended December 31, 2005.

	Millions
	2004		2005
Current assets	(Won)	1,808,900	2,761,977
Other assets		6,558,844	5,931,467

Total assets		8,367,744	8,693,444

Current liabilities		2,516,174	1,913,025
Other liabilities		2,479,817	2,371,085

Total liabilities		4,995,991	4,284,110

Net assets	(Won)	3,371,753	4,409,334

	Millions
	2003		2004	2005
Operating revenues	(Won)	5,414,326	6,352,211	6,498,916
Operating income		779,982	542,599	823,001
Net earnings	(Won)	423,943	298,232	538,029

	Millions
	2003		2004	2005
Cash flows provided by operating activities	(Won)	1,016,529	1,105,929	2,266,506
Cash flows used in investing activities		(173,047)	(1,010,857)	(1,362,616)
Cash flows used in financing activities		(1,344,627)	(87,174)	(644,694)
Cash flows from change of subsidiaries in consolidated financial statements		—	—	39,706

Net increase (decrease) in cash and cash equivalents		(155,051)	7,898	298,902
Cash and cash equivalents at beginning of year		200,580	45,529	53,427

Cash and cash equivalents at end of year	(Won)	45,529	53,427	352,329

The Company’s proportionate share of U.S. GAAP adjustments of KTF, KTSC, KTFT, KTFM, KTFI, Sidus FNH, BEP and KTP are presented in the line item “U.S. GAAP adjustments of equity method affiliates” in the U.S. GAAP reconciliation of net earnings and shareholders’ equity for the applicable periods. Condensed consolidated balance sheets as of December 31, 2004 and 2005, and condensed consolidated income statements and condensed statements of cash flows of the Company under U.S. GAAP for each of the years in three-year period ended December 31, 2005 are presented elsewhere in note 36.

(b) Debt and Equity Securities

Under Korean GAAP, non-marketable securities should be classified as available-for-sale and carried at cost or fair value if applicable, with unrealized holding gains and losses reported as a capital adjustment. However, investments in equity securities that do not have readily determinable fair value are stated at cost. For U.S. GAAP purposes, investment in non-marketable equity securities are accounted for under the cost method or the equity method of accounting in accordance with Accounting Principles Board Opinion (“APB”) No. 18.

KT CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

Under Korean GAAP, available-for-sale securities, whose likelihood of being disposed within one year from the balance sheet date is probable, are classified as current. Under U.S. GAAP, when the disposition of available-for-sale securities within one year is reasonably expected, available-for-sales securities are classified as current.

For U.S. GAAP purposes, the Company accounts for marketable equity and debt investments under the provisions of Statement of Financial Accounting Standards (“SFAS”) No. 115, “Accounting for Certain Investments in Debt and Equity Securities.” SFAS No. 115 requires that marketable equity securities and all debt securities be classified in three categories and accounted for as follows:

•	Debt securities that the enterprise has the positive intent and ability to hold to maturity are classified as held-to-maturity securities and reported at amortized cost.

•	Debt and equity securities that are bought and held principally for the purpose of selling in the short term are classified as trading securities and reported at fair value, with unrealized gains and losses included in earnings.

•	Debt and equity securities not classified as either held-to-maturity securities or trading securities are classified as available-for-sale securities and reported at fair value, with unrealized gains and losses excluded from earnings and reported in a separate component of stockholders’ equity until realized.

Information under U.S. GAAP with respect to investments under SFAS No. 115, at December 31, 2004 and 2005 is as follows:

	2004 (millions)
	Cost or amortized cost		Gross unrealized holding gains	Gross unrealized holding losses	Fair value
Equity securities (available-for-sale)	(Won)	7,936	—	511	7,425
Debt securities (available-for-sale)		581,721	26,184	—	607,905

	(Won)	589,657	26,184	511	615,330

	2005 (millions)
	Cost or amortized cost		Gross unrealized holding gains	Gross unrealized holding losses	Fair value
Equity securities (available-for-sale)	(Won)	10,893	7,805	533	18,165
Debt securities (available-for-sale)		961	8	—	969

	(Won)	11,854	7,813	533	19,134

The proceeds from sales of available-for-sale securities were (Won)166,281 million in 2003, (Won)577,616 million in 2004 and (Won)906,395 million in 2005. The realized gains on those sales were (Won)763,779 million in 2003, (Won)6,340 million in 2004 and (Won)26,184 million in 2005 and the realized losses on these sales were (Won)12,594 million in 2004. The average-cost method is used to calculate gains or losses from the sale of available-for-sale securities.

In addition, prior to 1995, the Company’s investment in SK Telecom was accounted for under the equity method for both Korean GAAP and U.S. GAAP. In 1995, the Company’s investment in SK Telecom decreased

KT CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

to below 20% and the Company concluded that it no longer had significant influence with respect to its investment in SK Telecom. As a result, under both Korean GAAP and U.S. GAAP, the Company discontinued the use of the equity method. However, under Korean GAAP, certain previously recognized equity in earnings were reversed as an adjustment to retained earnings. As a result, the Company’s cost basis for its investment in SK Telecom was higher under U.S. GAAP than under Korean GAAP. This difference was eliminated since the investment in SK Telecom was reported at fair value under both Korean GAAP and U.S. GAAP, with the unrealized gain reported in a separate component of stockholders’ equity until realized. In 2003, the Company sold all of its shares in SK Telecom. As a result of the higher cost basis under U.S. GAAP, an adjustment has been recorded in the net earnings reconciliation to reduce U.S. GAAP net earnings. Subsequent to January 10, 2003, the Company no longer has any shares of SK Telecom.

On November 3, 2005, the FASB issued FSP SFAS 115-1 and SFAS 124-1, “The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments.” This FSP nullifies certain requirements of EITF Issue No. 03-1 and supersedes EITF Abstracts, Topic No. D-44, “Recognition of Other-Than-Temporary Impairment upon the Planned Sale of a Security Whose Cost Exceeds Fair Value.” This FSP carries forward the disclosure requirements included in paragraphs 21 and 22 of EITF Issue No. 03-1. The Company has not included the disclosure requirements of EITF Issue No. 03-1 related to investments’ gross unrealized losses and fair value, since the amounts were immaterial. These pronouncements are effective for fiscal years beginning after December 15, 2005.

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

(d) Goodwill Impairment including Investor-level Goodwill

Under Korean GAAP, goodwill, which represents the excess of the acquisition cost over the fair value of net identifiable assets acquired, is amortized on a straight-line basis over its estimated economic useful life. The useful life of goodwill cannot exceed 20 years. When it is no longer probable that goodwill will be recovered from expected future economic benefits, it is expensed immediately. Also, for investments in affiliated companies accounted for using the equity method, the excess of acquisition cost of the affiliates over the Company’s share of their net assets at the acquisition date is being amortized by the straight-line method over its estimated useful life.

Under U.S. GAAP, goodwill and indefinite-lived intangible assets are not amortized, but instead are tested for impairment at least annually. In accordance with SFAS No. 142, “Goodwill and Other Intangible Assets”, goodwill is tested for impairment on an annual basis by comparing the fair value of the Company’s reporting units to their carrying amounts. The investor-level goodwill is tested for impairment in accordance with APB

KT CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

No. 18. The investor-level goodwill which is recorded only at the investor’s financial statements represents the excess of the acquisition cost of subsidiaries or equity method investees over the fair value of investor’s share of net identifiable assets acquired.

(e) Equity Method Accounting

Under Korean GAAP, a put and call combination contract should be recorded as right and obligation of the Company to acquire shares that are subject to the contract. Accordingly, the Company recorded the right and obligation of the option contract as additional equity investment and long-term payable.

Under U.S. GAAP, the potential equity ownership that may become available to the Company upon exercise of the option is not recorded prior to exercise, as the Company does not have legal ownership of the underlying shares. However, based on the nature of the Company’s arrangement to potentially acquire additional shares in KDB, the Company has resumed recognition of its share of investee losses, and during 2005, recorded losses incurred from the date that its existing investment was reduced to nil. Therefore, the amount recognized in earnings under U.S. GAAP is the same as that recognized under Korean GAAP.

(f) Additional Equity Investments in and Transactions of Subsidiaries

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

(g) Depreciation

In 1995, KT adopted a method of depreciation, as allowed under Korean GAAP, whereby property, plant and equipment placed in service at any time in the first half of the year received a full year of depreciation expense, and property, plant and equipment placed in service at any time in the second half of the year received one-half year of depreciation. Also, as permitted under Korean GAAP, depreciation of these assets was based on lives which are shorter than their economic useful lives. In 1996, KT adopted the policy, also acceptable under Korean GAAP, whereby property, plant and equipment is depreciated from the actual date it is placed in service, while continuing to use useful lives which are shorter than the economic useful lives of such assets. In 1998, under Korean GAAP, as required under a ruling by the National Tax Service (which is also applicable under Korean GAAP), the Company changed the estimated useful lives of certain assets, including underground access to cable tunnels and concrete and steel telephone poles acquired after 1995, from 6 years to periods ranging from 20 years to 40 years, and changed the depreciation method from the declining-balance method to the straight-line method.

KT CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

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

Under U.S. GAAP, the useful lives of property, plant and equipment are summarized as follows:

Estimated Useful Lives
Buildings and structures	5 - 60 years
Underground access to cable tunnels, and concrete and steel telephone poles	10 - 40 years
Machinery and equipment	3 - 10 years
Vehicles	6 years
Tools, furniture and fixtures:
Steel safe boxes	20 years
Tools, computer equipment, furniture and fixtures	4 - 8 years

(h) Interest Capitalization

Under Korean GAAP, prior to January 1, 2003, interest was capitalized on borrowings related to the construction of all property, plant and equipment and IMT-2000 frequency usage right, incurred prior to completing the acquisition, as part of the cost of such assets. Effective January 1, 2003, the Company adopted SKAS No. 7 “Capitalization of Financing Costs”. As allowed by this standard, the Company has elected to expense all interest costs as incurred beginning in 2003.

Under U.S. GAAP, interest is capitalized in the amount that would have theoretically been avoided had expenditures not been made for assets which require a period of time to get them ready for their intended use. Under U.S. GAAP, details of interest capitalization for the years ended December 31, 2003, 2004 and 2005 are as follows:

	Millions
	2003		2004	2005
Total interest costs incurred	(Won)	443,078	467,365	417,658
Less amounts charged to expense		421,609	455,211	410,319

Interest capitalized	(Won)	21,469	12,154	7,339

KT CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

(i) Intangible Assets

Under Korean GAAP, prior to January 1, 2003, pre-operating costs and research costs were expensed as incurred, and development costs and organization costs were deferred and amortized over estimated useful lives provided such costs are recoverable from future earnings. Effective January 1, 2003, the Company adopted SKAS No. 3 “Intangible Assets”, which requires that organization costs are to be expensed as incurred. In addition, the cumulative effects of organization costs on prior years of this change in accounting method of (Won)1,530 million have been charged to the retained earnings and (Won)2,198 million of minority interest as of January 1, 2003. As allowed by the transition clause of the Statement, prior to January 1, 2003, development costs were not applied to the statement. All of these costs are expensed as incurred under U.S. GAAP except for capitalized internal software costs. Therefore, accounting for such costs under Korean GAAP is consistent with U.S. GAAP for periods after adoption of SKAS No. 3, “Intangible Assets”. The Company has capitalized software costs under both Korean and U.S. GAAP amounting to (Won)54,921 million and (Won)88,053 million and (Won)74,278 million for the years ended December 31, 2003, 2004 and 2005, respectively. The Company did not capitalize any pre-operating or organization costs for the years ended December 31, 2003, 2004 and 2005.

Identifiable intangible assets as of December 31, 2004 and 2005, are as follows:

	2004 (Millions)
	Gross Carrying Amount		Accumulated Amortization	Net Amount
Amortized intangible assets:
Internal-use software	(Won)	386,343	150,795	235,548
Buildings and facility utilization rights		111,796	46,920	64,876
Other		17,526	6,559	10,967

Total	(Won)	515,665	204,274	311,391

	2005 (Millions)
	Gross Carrying Amount		Accumulated Amortization	Net Amount
Amortized intangible assets:
Internal-use software	(Won)	487,960	231,246	256,714
Frequency usage rights		125,800	—	125,800
Buildings and facility utilization rights		119,824	52,573	67,251
Other		20,319	8,983	11,336

Total	(Won)	753,903	292,802	461,101

Amortization expense:
For the year ended December 31, 2004		(Won)66,547 million
For the year ended December 31, 2005		(Won)93,467 million

Estimated amortization expense:

For years ended December 31,	Millions
2006	105,680
2007	114,660
2008	114,660
2009	30,991
2010	28,628

KT CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

The weighted-average amortization period of total amortized intangible assets, internal-use software and utilization rights are 9 years, 6 years and 20 years, respectively. The Company has no identifiable intangible assets that are not subject to amortization.

(j) Bonds with Warrants

Under Korean GAAP, prior to January 1, 2003, Korean GAAP did not require separate recognition of warrant rights related to bonds with warrants. Effective January 1, 2003, the Company adopted SKAS No. 9, “Convertible Securities” related to bonds with warrants, which requires the separate recognition of the warrant rights. However, as allowed by the transition clause of the statement, the Company continues to present bonds with warrants issued prior to the effective date as a single accounting unit.

Under U.S. GAAP and consistent with SKAS No. 9, “Convertible Securities”, the proceeds from the issuance of bonds with detachable stock warrants should be allocated between the debt obligation and the warrants. The allocations is based on the relative fair values at the date of issuance and the portion of proceeds allocated to the stock warrants is recorded in stockholders’ equity.

With respect to the bond with detachable stock warrants issued on January 4, 2002 (note 16), proceeds from bonds with detachable stock warrants were not allocated between debt and stockholders’ equity under Korean GAAP. However, under U.S. GAAP, proceeds net of tax of (Won)13,850 million was allocated to the detachable stock warrants included within stockholders’ equity. The face value of bonds of US$500 million were repaid on January 4, 2005, and the Company does not have any bonds with warrants as of December 31, 2005.

(k) Revenue Recognition

Under Korean GAAP, non-refundable service installation fees for telephone and initial subscription fees for broadband Internet access and PCS services are recognized as revenue when installation and initiation services are rendered.

Under U.S. GAAP, service installation fees and initial subscription fees related to activation of ongoing service are deferred and recognized as revenue over the expected estimated terms of customer relationships. The Company defers service installation fees and initial subscription fees over the expected terms of the customer relationship. The expected terms of customer relationships for telephone, broadband Internet access and PCS services and leased-line service are 15 years, 3 years and 4 years, respectively. Incremental direct costs related to customer acquisition are expensed as incurred.

(l) Foreign Currency Transactions

Under Korean GAAP, prior to January 1, 2003, all unrealized foreign currency translation gains and losses on monetary assets and liabilities, except for amounts included in the cost of property, plant and equipment, were included in results of operations. Effective January 1, 2003 the Company adopted SKAS No. 7, “Capitalization of Financing Costs”. As allowed by the standard, the Company elected to include all unrealized foreign currency translation gains and losses (including property, plant and equipment) in the results of operations.

Under U.S. GAAP, all foreign exchange transaction gains and losses (referred to as translation gains and losses under Korean GAAP) are included in the results of operations for the current period and therefore, the amounts included in property, plant and equipment and related depreciation expense under Korean GAAP are reversed.

Under Korean GAAP, the convertible notes denominated in a foreign currency are regarded as non-monetary liabilities since they have equity-like characteristics, and the Company does not recognize the

KT CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

associated foreign currency translation gain or loss. Redeemed portion of convertible notes is regarded as a monetary liability and subject to foreign currency translation but there is no redeemed portion as of December 31, 2005.

Under U.S. GAAP, the convertible notes denominated in a foreign currency are translated at the rate of exchange on the balance sheet date, and the resulting foreign currency transaction gain or loss is included in the results of operations.

(m) Equity-Linked Securities

Under Korean GAAP, the equity-linked securities owned by the Company were considered as available-for-sale securities and recorded at fair value at the balance sheet date. Fair value was calculated based on the quoted market price of SK Telecom shares. Unrealized holding gains and losses were recorded as a separate component of stockholders’ equity.

Under U.S. GAAP, the equity-linked securities were separated into two components, the host contract and the embedded derivative. The host contract was recorded as an available-for-sale debt security and unrealized holding gains and losses were excluded from earnings and included as a separate component of stockholder’s equity. The fair value of the debt security was based on the third party’s appraisal value. The embedded derivative was recorded at fair value and unrealized gains and losses were recorded in results of operations. The fair value of the derivative was based on commonly accepted valuation methods.

All equity-linked securities matured during 2004, and the Company did not have any equity-linked securities as of December 31, 2004 and 2005.

(n) Convertible Notes

Under Korean GAAP, prior to January 1, 2003, the convertible notes entered into between KT and KTF during 2002 were treated as long-term investment securities and were reported at cost. However, effective January 1, 2003, the Company adopted SKAS No. 9, “Convertible Securities”, which requires that convertible notes are treated as available-for-sale securities and are reported at fair value. The Company recognizes interest income on convertible notes as determined using the effective interest method and unrealized holding gain and losses of the difference between fair value and book value as a component of stockholders’ equity. However, since these convertible notes are between the parent and the consolidated subsidiary under Korean GAAP, the convertible notes and related interest income/expense are eliminated in consolidation. All the convertible notes, which were issued by KTF in 2002, were redeemed for cash on their maturity date (November 29, 2005).

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

(o) Income Taxes

Under Korean GAAP, through December 31, 2004, deferred taxes were not recognized for temporary differences related to unrealized gains and losses on investment securities that are reported in a separate

KT CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

component of stockholders’ equity. Effective January 1, 2005, due to the adoption of SKAS No. 16 “Income Taxes” deferred taxes are recognized on the temporary difference related to unrealized gains and losses on investment securities that are reported in a separate component of stockholders’ equity. Any income tax refund (payment) attributable to a prior year is included in other income. Consequently, there is no GAAP difference as of December 31, 2005 in terms of deferred taxes on unrealized gains and losses on investment securities.

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

Under U.S. GAAP, deferred tax assets are recognized for an excess of the tax basis over the amount for financial reporting of domestic and foreign investments accounted for on the equity method (except for corporate joint ventures). However, deferred tax assets related to consolidated subsidiaries are recognized only “if it is apparent that the temporary difference will reverse in the foreseeable future.”

Under Korean GAAP, prior to January 1, 2005, all deferred tax assets and liabilities were recorded as non-current. Effective January 1, 2005, per SKAS No. 16, deferred tax assets and liabilities shall be classified as current or non-current based on the classification of the related assets or liabilities for financial reporting or the expected reversal date of the temporary difference. As a result of adoption of SKAS No. 16, there is no difference between Korean GAAP and U.S. GAAP as of December 31, 2005.

Under Korean GAAP, in accordance with SKAS No. 16, effective from January 1, 2005, the Company did not recognize deferred income tax liabilities of (Won)22,534 million related to equity in gains of affiliates as of December 31, 2005 since it is able to control the timing of the reversal of the temporary difference and it is probable that the temporary difference will not reverse in the foreseeable future.

Under U.S. GAAP, deferred tax liabilities are fully recognized for an excess of the amount for financial reporting over the tax basis of an investment in domestic subsidiaries and corporate joint ventures, unless the investment in the subsidiary can be recovered tax-free under local tax laws and management expects that it will ultimately use that means. However, deferred tax liabilities are not recognized in an investment in a more than 50 percent-owned foreign subsidiary or foreign corporate joint venture that is essentially permanent in duration.

(p) Minority Interest in Consolidated Subsidiaries

Under Korean GAAP, minority interests in consolidated subsidiaries are presented for all periods as a component of stockholders’ equity in the consolidated balance sheet.

Under U.S. GAAP, minority interests in consolidated subsidiaries are not included in stockholders’ equity in the consolidated balance sheet.

(q) Other

Korean GAAP requires gains and losses from the sale of assets and impairment write-downs to be included as part of non-operating income (expenses). Under U.S. GAAP, gains and losses from the sale of assets and impairment write-downs are required to be recorded as a component of operating income.

KT CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

(r) Comprehensive Income

Under U.S. GAAP, the Company applies the provisions of SFAS No. 130, “Reporting Comprehensive Income”, which requires the reporting and display of comprehensive income and its components (revenues, expenses, gains and losses). Such presentation is not required under Korean GAAP. Comprehensive income for the years ended and accumulated other comprehensive income balances as of December 31, 2003, 2004 and 2005 are summarized as follows:

	Millions
	As of and for the years ended December 31,
	2003		2004	2005	2005 (note 3)
Net earnings as adjusted in accordance with U.S. GAAP	(Won)	395,443	1,404,616	1,148,534	$1,137.3
Other comprehensive income, net of taxes:
Foreign currency translation adjustments		2,087	3,012	(3,508)	(3.4)
Unrealized gains on investments:
Unrealized holding gains net of tax of, (Won)6,215 million, (Won)3,842 million and (Won)26,509 million in 2003, 2004 and 2005, respectively		10,276	10,128	69,884	69.2
Less: reclassification adjustment, net of tax of, (Won)(226,842) million, (Won)1,997 million and (Won)(7,201) million in 2003, 2004 and 2005, respectively		(536,936)	4,257	(18,984)	(18.8)

Comprehensive income (loss) as adjusted in accordance with U.S. GAAP	(Won)	(129,130)	1,422,013	1,195,926	$1,184.3

Accumulated other comprehensive income (loss) balances:
Foreign currency translation adjustments	(Won)	(5,859)	(2,847)	(6,355)	(6.3)
Unrealized gains on investments		1,180	15,565	66,465	65.8

	(Won)	(4,679)	12,718	60,110	$59.5

(s) Statement of Cash Flows

Statements of cash flows under Korean GAAP include the cash flows of KTF, KTSC, KTFT, KTFI, Sidus FNH, BEP and KTP, which are accounted for under the equity method under U.S. GAAP.

Under Korean GAAP, cash flows from trading securities are included in investing activities, and refundable deposits for telephone installation, guarantee and leasehold deposits and acquisition of additional equity interest in consolidated subsidiaries are included in financing activities. For U.S. GAAP purposes, cash flows from trading securities, refundable deposits for telephone installation and guarantee and leasehold deposits are included in operating activities and cash flows from acquisition of additional equity interest are included in investing activities.

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

KT CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

production facilities. This statement will be effective for the Company for inventory costs incurred on or after January 1, 2006. The Company believes that the adoption of this statement will not have significant impact on its financial position or operating results.

In March 2005, the FASB issued FIN 47, “Accounting for Conditional Asset, Retirement Obligations, an interpretation of FASB Statement No. 143, Accounting for Asset Retirement Obligations.” FIN 47 requires an entity to recognize a liability for the fair value of a conditional asset retirement obligation when incurred if the liability’s fair value can be reasonably estimated. This interpretation is effective for fiscal years ending after December 15, 2005. This interpretation did not have any impact on the Company’s consolidated financial position or results of operations.

In April 2005, the FASB issued SFAS No. 154, “Accounting Changes and Error Corrections,” requiring retrospective application as the required method for reporting a change in accounting principle, unless impracticable or a pronouncement includes specific transition provisions. This statement also requires that a change in depreciation, amortization, or depletion method for long-lived, non-financial assets be accounted for as a change in accounting estimate affected by a change in accounting principle. This statement carries forward the guidance in APB Opinion No. 20, “Accounting Changes,” for the reporting of the correction of an error and a change in accounting estimate. This statement is effective for accounting changes and correction of errors made in fiscal years beginning after December 15, 2005.

In December 2004, the FASB issued FASB Statement No. 123 (revised 2004), “Share-Based Payment”, which addresses the accounting for transactions in which an entity exchanges its equity instruments for goods or services, with a primary focus on transactions in which an entity obtains employee services in share-based payment transactions. This Statement is a revision to Statement 123 and supersedes APB Opinion No. 25, “Accounting for Stock Issued to Employees”, and its related implementation guidance. This statement will require measurement of the cost of employee services received in exchange for stock compensation based on the grant-date fair value of the employee stock options. Incremental compensation costs arising from subsequent modifications of awards after the grant date must be recognized. This statement will be effective for the fiscal year beginning after June 15, 2005. The Company believes that the adoption of this statement will not have significant impact on its consolidated financial position or operating results.

(u) Impact on Reconciliation of Adoption of Statement of Korean Accounting Standards

As described in note 2, the Korean Accounting Standards Board (“KASB”) has published a series of Statements of Korea Accounting Standards (“SKAS”), which will gradually replace the existing financial accounting standards, established by the Korea Financial Supervisory Board. Effective January 1, 2003, the Company adopted SKAS No. 2 “Interim Financial Reports”, No. 4 “Revenue Recognition”, No. 5 “Tangible Assets”. Effective January 1, 2004, the Company adopted No. 10 “Inventories”, No. 12 “Construction-Type Contracts” and No. 13 “Troubled Debt Restructuring”. Effective January 1, 2005, the Company adopted SKAS No. 17 “Provisions, Contingent Liabilities, and Contingent Assets”. The adoption of these standards did not have any impact on net income, stockholders’ equity or balance sheet classification under Korean GAAP as those standards mainly clarified existing standards.

Effective January 1, 2005, the Company adopted the following Korean GAAP standards which had an impact on the U.S. GAAP reconciliation:

As described in note 2 (g) effective January 1, 2005, the Company adopted SKAS No. 15 “Investment in Associates” . The impact of adopting SKAS No. 15 “Investment in Associates” on the reconciliation to U.S. GAAP in 2005 was immaterial.

KT CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

The impact of adopting SKAS No. 16 “Income Taxes” on the reconciliation to U.S. GAAP in 2005 is described in note 36 (o).

Effective January 1, 2003, the Company adopted the following Korean GAAP standards which had an impact on the U.S. GAAP reconciliation:

The impact of adopting SKAS No. 3 “Intangible Assets” on the reconciliation to U.S. GAAP in 2003 and 2004 is described in footnote 36 (i).

The impact of adopting SKAS No. 7 “Capitalization of Financing Costs” on the reconciliation to U.S. GAAP in 2003 is described in footnote 36 (h).

The impact of adopting SKAS No. 9 “Convertible Securities” on the reconciliation to U.S. GAAP in 2003 is described in footnote 36 (j) and 36 (n).

(v) U.S. GAAP Reconciliations

The effects of the significant adjustments to net earnings and stockholders’ equity which would be required if U.S. GAAP were to be applied instead of Korean GAAP are summarized as follows:

	Millions
	Years ended December 31,
	2003		2004	2005	2005 (note 3)
Net earnings in accordance with Korean GAAP	(Won)	821,734	1,282,216	1,051,942	$1,041.5
Adjustments:
Intangible assets		10,264	3,767	1,934	1.9
Depreciation		(135,905)	(71,534)	(63,555)	(62.9)
Equity in earnings of equity method affiliates
Reversal of goodwill amortization		130,113	130,113	130,113	128.8
Different useful life of intangibles		7,807	22,682	—	—
Additional acquisitions of equity investees		(40,591)	(48,631)	(40,678)	(40.3)
Impairment loss relating to equity investee		(789,503)	—	(9,595)	(9.5)
U.S. GAAP adjustments of equity method affiliates		33,171	(4,737)	(22,929)	(22.7)
Interest capitalization (including related depreciation), net		54,089	27,487	13,283	13.3
Capitalized foreign exchange transactions, net		5,859	2,133	(100)	(0.1)
Foreign currency translation of convertible notes		(6,426)	(130,247)	355	0.3
Service installation fees		20,729	8,059	44,215	43.8
Reversal of gain on disposition of investment		(17,628)	—	—	—
Equity-linked securities		3,613	21,482	—	—
Convertible notes of KTF		(9,810)	1,106	23,131	22.9
Bonds with stock warrants		(6,043)	(6,376)	—	—
Deferred income tax—methodology difference		133,582	172,982	53,775	53.3
Deferred income tax effects of U.S. GAAP adjustments		180,388	(5,886)	(33,357)	(33.0)

		(426,291)	122,400	96,592	95.8

Net earnings as adjusted in accordance with U.S. GAAP	(Won)	395,443	1,404,616	1,148,534	$1,137.3

KT CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

	Millions, except per share data
	Years ended December 31,
	2003		2004	2005	2005 (note 3)
Net earnings as adjusted in accordance with U.S. GAAP	(Won)	395,443	1,404,616	1,148,534	$1,137.3

Basic earnings per share in accordance with U.S. GAAP	(Won)	1,830	6,663	5,428	$5.37

Diluted earnings per share in accordance with U.S. GAAP	(Won)	1,653	6,215	5,423	$5.37

Dividend per share in accordance with U.S. GAAP	(Won)	860	3,000	3,000	$2.97

The following table sets forth the computation of basic and diluted earnings per share:

	Millions, except per share data
	Years ended December 31,
	2003		2004	2005	2005 (note 3)
Net earnings available to common shareholders	(Won)	395,443	1,404,616	1,148,534	$1,137.3
Dilutive effect of convertible notes		3,431	45,452	43	—

		398,874	1,450,068	1,148,577	1,137.3

Weighted average outstanding shares of common stock		216.1	210.8	211.6
Dilutive effect of convertible notes		25.2	22.5	0.2

Common stock and common stock equivalents		241.3	233.3	211.8

Basic earnings per share in accordance with U.S. GAAP	(Won)	1,830	6,663	5,428	$5.37

Diluted earnings per share in accordance with U.S. GAAP	(Won)	1,653	6,215	5,423	$5.37

Basic earnings per share is computed on the basis of the weighted-average number of common shares outstanding. Diluted earnings per share is computed on the basis of the weighted-average number of common shares outstanding plus the effect of outstanding convertible notes using the “if-converted method”. The denominator of the diluted earnings per share computation is adjusted to include the number of additional common shares that would have been outstanding had the dilutive potential common stock been issued. In addition, the numerator is adjusted to include the after-tax amount of interest and foreign currency translation gain (loss) recognized associated with the convertible notes. Stock options were not considered when calculating diluted earnings per share because the exercise price of the stock options was greater than the average market price of the shares and, therefore, the effect would have been antidilutive.

KT CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

	Millions
	Years ended December 31,
	2004		2005	2005 (note 3)
Stockholders’ equity in accordance with Korean GAAP	(Won)	9,026,380	10,350,106	$10,247.6
Adjustments:
Intangible assets		(1,934)	—	—
Accumulated depreciation		(88,008)	(151,563)	(150.1)
Equity in earnings of equity method affiliates:
Reversal of goodwill amortization		390,339	520,452	515.3
Different useful life of intangibles		119,131	111,631	110.6
Additional acquisitions of equity investees		304,972	264,294	261.7
Impairment loss relating to equity investee		(1,452,848)	(1,462,443)	(1,448.0)
Goodwill impairment		(12,947)	(12,947)	(12.8)
U.S. GAAP adjustments of equity method affiliates		46,517	46,719	46.2
Interest capitalization, net		(28,142)	(14,858)	(14.7)
Capitalized foreign exchange transactions, net		(3,147)	(3,247)	(3.2)
Foreign currency translation of convertible notes		3,057	3,412	3.5
Deferred service installation fees		(513,838)	(469,623)	(465.0)
Deferred tax effects of U.S. GAAP adjustments		379,417	348,122	344.7
Deferred tax-methodology difference		306,564	333,199	329.9
Deferred income taxes on investment securities		(5,904)	—	—
Minority interests		(1,809,577)	(2,518,213)	(2,493.3)

		(2,366,348)	(3,005,065)	(2,975.2)

Stockholders’ equity as adjusted in accordance with U.S. GAAP	(Won)	6,660,032	7,345,041	$7,272.4

KT CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

(w) Condensed Consolidated U.S. GAAP Financial Information

Consolidated balance sheets in accordance with U.S. GAAP as of December 31, 2004 and 2005 are summarized as follows:

	Millions
	2004		2005	2005 (note 3)
Assets
Current assets
Notes and accounts receivable—trade	(Won)	1,682,923	1,576,922	$1,561.3
Other current assets		4,089,151	2,176,761	2,155.2

Total current assets		5,772,074	3,753,683	3,716.5
Investments		1,957,154	2,180,237	2,158.7
Property, plant and equipment, net		10,846,328	10,677,476	10,571.8
Other assets		1,808,176	1,771,916	1,754.5

	(Won)	20,383,732	18,383,312	$18,201.5

Liabilities
Current liabilities
Notes and accounts payable—trade	(Won)	745,341	793,948	$786.1
Other current liabilities		5,789,425	2,625,824	2,599.8

Total current liabilities		6,534,766	3,419,772	3,385.9
Long-term debt, excluding current portion		5,160,254	5,659,000	5,603.0
Other long-term liabilities		1,947,202	1,868,671	1,850.2

Total liabilities		13,642,222	10,947,443	10,839.1

Minority interest in consolidated subsidiaries		81,478	90,828	90.0

Stockholders’ equity		6,660,032	7,345,041	7,272.4

	(Won)	20,383,732	18,383,312	$18,201.5

KT CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

Condensed consolidated income statements in accordance with U.S. GAAP for the years ended December 31, 2003, 2004 and 2005 are summarized as follows:

	Millions
	Years ended December 31,
	2003		2004	2005	2005 (note 3)
Operating revenues	(Won)	11,776,189	12,240,151	12,327,563	$12,205.5
Cost of services		9,467,818	8,932,097	9,587,728	9,492.8

Gross profit		2,308,371	3,308,054	2,739,835	2,712.7

Selling, general and administration expenses		1,166,197	1,306,068	1,142,907	1,131.6
Other operating income (expense), net		24,486	(58,339)	(58,153)	(57.6)

Operating income		1,166,660	1,943,647	1,538,775	1,523.5
Gain on disposition of available-for-sale securities		752,117	5,821	85,722	84.9
Impairment loss of equity method affiliates		(789,503)	(37,030)	(9,595)	(9.5)
Foreign currency translation gain, net		3,674	395,542	46,809	46.3
Other expense, net		(519,959)	(518,190)	(150,281)	(148.8)

Earnings before income tax and minority interests		612,989	1,789,790	1,511,430	1,496.4
Income taxes		217,568	386,934	356,109	352.4

Earnings before minority interests		395,421	1,402,856	1,155,321	1,144.0

Minority interests in losses (earnings) of consolidated subsidiaries		22	1,760	(6,787)	(6.7)

Net earnings	(Won)	395,443	1,404,616	1,148,534	$1,137.3

Changes in consolidated stockholders’ equity in accordance with U.S. GAAP for the years ended December 31, 2003, 2004 and 2005 are as follows:

	Millions
	2003		2004	2005	2005 (note 3)
Beginning of year	(Won)	7,270,245	5,890,495	6,660,032	$6,594.1
Net earnings		395,443	1,404,616	1,148,534	1,137.3
Foreign currency translation adjustments		2,087	3,012	(3,508)	(3.5)
Unrealized gains (losses) on investments, net of tax		(526,660)	14,385	50,900	50.4
Sale(purchase) of treasury stock, net		(1,048,872)	30	122,083	120.9
Dividends		(212,887)	(632,276)	(632,277)	(626.0)
Other, net of tax of (Won)5,182 million, (Won)(4,019) million and (Won)898 million in 2003, 2004 and 2005, respectively		11,139	(20,230)	(723)	(0.8)

End of year	(Won)	5,890,495	6,660,032	7,345,041	$7,272.4

KT CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

Condensed consolidated statements of cash flows in accordance with U.S. GAAP for the years ended December 31, 2003, 2004 and 2005, respectively, are set out below:

	Millions
	2003		2004	2005	2005 (note 3)
Cash flows from operating activities:
Net earnings	(Won)	395,443	1,404,616	1,148,534	$1,137.3
Adjustments to reconcile net earnings to net cash provided by operating activities:
Depreciation and amortization		2,683,464	2,505,800	2,414,585	2,390.7
Provision for doubtful accounts		305,652	249,884	64,875	64.2
Loss on disposition of property, plant and equipment		52,326	89,456	38,034	37.7
Equity in losses of affiliates including intangible assets amortization		5,000	19,531	52,548	52.1
Deferred income tax expense (benefit)		(240,922)	(107,417)	55,238	54.6
Gain on disposition of available-for-sale securities		(752,117)	(5,821)	(85,328)	(84.5)
Impairment losses of equity method affiliates		789,503	37,030	9,595	9.5
Foreign currency translation gain, net		(3,674)	(395,542)	(47,335)	(46.9)
Changes in assets and liabilities:
Notes and accounts receivable—trade		(287,510)	34,128	171,636	169.9
Inventories		(151,198)	57,850	12,153	12.0
Notes and accounts payable—trade		46,684	(133,327)	(43,004)	(42.6)
Advance receipts from customers		(21,897)	11,077	(21,219)	(21.0)
Income taxes payable		(229,368)	72,917	(139,881)	(138.5)
Prepaid expenses		(3,612)	(8,924)	(3,750)	(3.7)
Withholdings		2,657	(11,219)	(5,091)	(5.0)
Accrued expenses		(52,181)	2,899	177,643	175.9
Accounts payable—other		154,646	(37,091)	91,178	90.3
Refundable deposits of telephone installation		(307,026)	(140,720)	(128,331)	(127.1)
Retirement and severance benefits		43,464	183,138	183,136	181.3
Retirement deposits		(180,144)	(118,749)	(125,544)	(124.3)
Other, net		(75,319)	(96,078)	(231,567)	(229.3)

Net cash provided by operating activities		2,173,871	3,613,438	3,588,105	3,552.6

KT CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

	Millions
	2003		2004	2005	2005 (note 3)
Cash flows from investing activities:
Additions to property, plant and equipment	(Won)	(2,219,902)	(1,966,224)	(2,253,726)	$(2,231.4)
Proceeds from sale of property, plant and equipment		115,914	106,487	29,228	28.9
Decrease (increase) in short-term financial instruments		198,724	(911,223)	809,862	801.8
Proceeds from the sale of available-for-sale securities		166,281	577,616	906,395	897.4
Proceeds from the sale of equity security of affiliates		18,401	46,877	52,179	51.7
Proceeds from maturity on held-to-maturity securities		218	17,985	11,675	11.6
Purchases of available-for-sale securities		(312,881)	(492,696)	(224,153)	(221.9)
Purchases of equity security of affiliates		(483,886)	—	9,207	9.1
Purchases of held-to-maturity securities		(11,412)	(3,075)	—	—
Decrease in accounts receivable—other		527,954	—	—	—
Other, net		346,670	17,299	(75,341)	(74.6)

Net cash used in investing activities		(1,653,919)	(2,606,954)	(734,674)	(727.4)

Cash flows from financing activities:
Payment of dividends		(213,308)	(633,171)	(632,277)	(626.0)
Decrease in short-term borrowings, net		(237,621)	(211,410)	(29,232)	(28.9)
Repayments of long-term debt		(1,150,639)	(1,117,240)	(4,218,763)	(4,177.0)
Proceeds from long-term debt		1,282,661	1,944,080	1,519,075	1,504.0
Acquisition of treasury stock		(412,247)	—	—	—
Other, net		40,432	(1,580)	(422)	(0.4)

Net cash used in financing activities		(690,722)	(19,321)	(3,361,619)	(3,328.3)

Increase (decrease) in cash and cash equivalents		(170,770)	987,163	(508,188)	(503.1)
Cash and cash equivalents at beginning of year		886,109	715,339	1,702,502	1,685.6

Cash and cash equivalents at end of year	(Won)	715,339	1,702,502	1,194,314	$1,182.5

Supplemental schedule
Interest payments	(Won)	437,195	454,983	432,935	$428.6
Income tax payments		670,674	419,596	450,840	455.4
Non-cash investing and financing activities*		730,704	—	—	—

*	The Company financed (Won)730,704 million of its purchase of treasury stock in 2003, through the transfer of shares of SK Telecom which the Company previously held as available-for-sale securities.

KT CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

(x) Additional U.S. GAAP Disclosures

The Company is subject to a number of income taxes based upon earnings which result from the application of a statutory corporate income tax rate (including resident tax) of approximately 29.7% for the years ended December 31, 2003 and 2004.

In December 2003, the Korean government reduced the corporate income tax rate (including resident tax) beginning in 2005. Specifically, effective from January 1, 2005, the income tax rate was reduced from 29.7% to 27.5%. As a result, a change in deferred income taxes of (Won)64,820 million and (Won)865 million is charged to income tax expense for the year ended December 31, 2003 and 2004, respectively.

The components of income tax expense for the years ended December 31, 2003, 2004 and 2005 are as follows:

	Millions
	2003		2004	2005	2005 (note 3)
Current income tax expense	(Won)	458,490	494,351	300,871	$297.8
Deferred income net expense (benefit)		(240,922)	(107,417)	55,238	54.6

Income tax expense	(Won)	217,568	386,934	356,109	$352.4

Substantially all income before income taxes and related income tax expense (benefit) is attributable to domestic operations. The provision for income taxes using statutory tax rates differs from the actual provision for the years ended December 31, 2003, 2004 and 2005 for the following reasons:

	Millions
	2003		2004	2005	2005 (note 3)
Provision for income taxes at statutory tax rates	(Won)	182,058	531,078	415,643	$411.4
Investment tax credits		(152,041)	(174,968)	(171,103)	(169.4)
Prior years income tax additional payment		61,928	2,105	15,845	15.7
Nondeductible expenses		66,748	29,698	56,863	56.3
Fines		—	—	41,241	40.8
Nontaxable income		(5,945)	(1,844)	(2,380)	(2.4)
Effect of tax rate change		64,820	865	—	—

Actual provision for income taxes	(Won)	217,568	386,934	356,109	$352.4

The effective tax rates after adjustments of certain differences between amounts reported for financial accounting and income tax purpose, were approximately 35.5%, 21.6% and 23.6% for the years ended December 31, 2003, 2004 and 2005, respectively.

KT CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

The tax effects of temporary differences that resulted in significant portions of the deferred tax assets and liabilities at December 31, 2004 and 2005, computed under U.S. GAAP, and a description of financial statement items that created these differences are as follows:

	Millions
	Years ended December 31,
	2004		2005	2005 (note 3)
Deferred tax assets:
Allowance for doubtful accounts	(Won)	129,825	114,717	$113.6
Refundable deposits for telephone installation		18,157	16,215	16.1
Investment securities		20,481	26,635	26.4
Inventories		5,444	7,635	7.6
Property, plant and equipment		—	7,976	7.9
Unearned income		141,305	129,146	127.9
Equity securities of affiliates		553,182	474,074	469.5
Tax credit carryforwards		34,393	39,203	38.8
Loss carryforwards		—	20,088	19.9
Other		72,179	30,799	30.5

Total deferred tax assets		974,966	866,488	858.2

Deferred tax liabilities:
Investment securities		(5,904)	(14,898)	(14.8)
Property, plant and equipment		(32,634)	—	—
Accrued interest income		(9,567)	(173)	(0.2)

Total deferred tax liabilities		(48,105)	(15,071)	(15.0)

Net deferred tax assets	(Won)	926,861	851,417	$843.2

In 2005, the Company was eligible for investment tax credits of (Won)171,103 million. However, due to the minimum tax provisions, the Company utilized (Won)131,900 million out of total (Won)171,103 million. The remaining tax credit will expire in 2010. During 2005, the Company concluded that the remaining tax credit was probable of realization in the future based on future taxable income estimates. As a result, the Company recorded an income tax benefit of (Won)39,203 million of the tax credit. The loss carryforwards of (Won)73,047 million as of December 31, 2005 will expire in 2010. During 2005, the Company concluded that the loss carryforwards were probable of realization in the future based on future taxable income estimates.

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible and tax carryforwards are utilizable. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies in making this assessment. Based upon the level of historical taxable income and projections for future taxable income over the periods which the deferred tax assets are deductible, management believes that it is more likely than not the Company will realize the benefits of these deductible differences and tax carryforwards.

KT CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

Gross and net property, plant and equipment under U.S. GAAP at December 31, 2004 and 2005 are summarized as follows:

	Millions
	Years ended December 31,
	2004		2005	2005 (note 3)
Gross property, plant and equipment	(Won)	34,774,357	36,265,974	$35,906.9
Accumulated depreciation		23,928,029	25,588,498	25,335.1

Net property, plant and equipment	(Won)	10,846,328	10,677,476	$10,571.8

The Company expects to pay the following future benefits to its employees upon their normal retirement age:

For years ended December 31,	Millions
2006	(Won)	2,063
2007		3,329
2008		5,621
2009		7,877
2010		15,847
2011-2015		207,729

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of

KT Freetel Co., Ltd.:

We have audited the accompanying consolidated balance sheets of KT Freetel Co., Ltd. (“KT Freetel”) and its subsidiaries (collectively referred to as the “Company”) as of December 31, 2004 and 2005, and the related consolidated statements of income, changes in shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2005, all expressed in Korean won. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2004 and 2005, and the results of its operations, the changes in its shareholders’ equity and its cash flows for each of the three years in the period ended December 31, 2005 in conformity with accounting principles generally accepted in the Republic of Korea.

Our audits also comprehended the translation of Korean Won amounts into U.S. dollar amounts and, in our opinion, such translation has been made in conformity with the basis stated in Note 2. Such U.S. dollar amounts are presented solely for the convenience of readers in the United States of America.

Accounting practices generally accepted in the Republic of Korea vary in certain significant respects from accounting principles generally accepted in the United States of America. Information relating to the nature and effect of such differences is presented in Note 24 to the consolidated financial statements.

Deloitte Anjin LLC

Seoul, Korea

March 24, 2006

KT FREETEL CO., LTD. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

AS OF DECEMBER 31, 2004 AND 2005

	Korean Won				Translation into U.S. Dollars (Note 2)
	2004		2005		2005
	(In millions)				(In thousands)
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	(Won)	30,941	(Won)	307,600	$304,554
Short-term financial instruments		—		430,000	425,743
Short-term investment securities (Note 6)		6,551		248,040	245,584
Trade accounts and notes receivable, net of allowance for doubtful accounts of (Won)140,561 million in 2004 and (Won)148,756 million in 2005, and net of discount on present value of (Won)5,145 million in 2004 and (Won)4,088 million in 2005 (Notes 2, 4 and 20)		1,185,079		1,070,748	1,060,147
Accounts receivable-other, net of allowance for doubtful accounts of (Won)2,577 million in 2004 and (Won)9,576 million in 2005 (Notes 2 and 20)		97,658		106,610	105,554
Prepaid expenses		11,320		12,726	12,600
Inventories, net of allowance of (Won)1,681 million in 2004 and (Won)13,187 million in 2005 (Note 2)		257,802		221,821	219,625
Short-term loans (Note 5)		20,196		8,277	8,195
Deferred income tax assets		74,953		99,576	98,590
Other current assets		31,437		24,426	24,184

		1,715,937		2,529,824	2,504,776

NON-CURRENT ASSETS:
Long-term financial instruments (Note 3)		25		20	20
Long-term investment securities (Note 7)		144,967		129,110	127,832
Investment securities using the equity method (Note 8)		—		47,108	46,642
Long–term trade accounts and notes receivable, net of discount on present value of (Won)6,336 million in 2004 and(Won) 4,565 million in 2005 (Note 2)		83,046		55,958	55,404
Long-term loans (Note 5)		37,879		27,652	27,378
Guarantee deposits, net of allowance for doubtful accounts of (Won)2,012 million in 2004		210,030		224,491	222,268
Deferred income tax assets (Note 18)		39,491		64,355	63,718
Property and equipment, net (Notes 9 and 11)		4,613,488		4,109,193	4,068,508
Intangibles (Note 10)		1,153,903		1,062,677	1,052,155
Other non-current assets		11,292		16,448	16,285

		6,294,121		5,737,012	5,680,210

Total Assets	(Won)	8,010,058	(Won)	8,266,836	$8,184,986

(continued)

KT FREETEL CO., LTD. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS (CONTINUED)

AS OF DECEMBER 31, 2004 AND 2005

	Korean Won				Translation into U.S. Dollars (Note 2)
	2004		2005		2005
	(In millions)				(In thousands)
LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES:
Short-term borrowings (Note 12)	(Won)	326,286	(Won)	49,294	$48,806
Trade accounts and notes payable (Note 20)		202,663		246,153	243,716
Current portion of debentures, net of discount on debentures of (Won)565 million in 2004 and (Won)418 million in 2005 and addition of accrued interest of (Won)17,013 million in 2004 (Note 13)		1,036,370		339,862	336,497
Accounts payable-other (Note 20)		517,754		740,130	732,802
Accrued expenses		145,661		142,092	140,685
Withholdings		124,586		102,095	101,084
Income tax payable		26,214		94,041	93,110
Current portion of reserve for liabilities (Note 16)		2,435		11,931	11,813
Other current liabilities		25,987		36,909	36,544

		2,407,956		1,762,507	1,745,057

LONG-TERM LIABILITIES:
Long-term debt (Note 12)		—		10,000	9,901
Debentures, net (Note 13)		1,819,182		1,676,695	1,660,094
Long-term accounts payable-other, net (Note 15)		538,207		559,540	554,000
Accrued severance indemnities, net (Note 2)		37,517		41,465	41,054
Reserve for liabilities (Note 16)		15,429		9,800	9,703
Other long-term liabilities		1,618		107	106

		2,411,953		2,297,607	2,274,858

Total Liabilities		4,819,909		4,060,114	4,019,915

SHAREHOLDERS’ EQUITY:
Common stock (Note 17)		955,703		1,044,181	1,033,842
Capital surplus (Note 17)		1,324,535		1,730,948	1,713,810
Retained earnings		985,573		1,419,222	1,405,170
Capital adjustments:
Treasury stock (Note 17)		(93,798)		(2,076)	(2,055)
Loss on disposal of treasury stock (Note 17)		—		(17,457)	(17,284)
Equity in capital adjustment of affiliates, net (Note 8)		—		(14)	(14)
Gain on valuation of available-for-sale securities (Notes 6 and 7)		5,031		6,258	6,196
Stock compensation (Note 17)		5,064		4,962	4,913
Foreign-based operation’s translation adjustment		—		(89)	(88)
Minority interests		8,041		20,787	20,581

Total Shareholders’ Equity		3,190,149		4,206,722	4,165,071

Total Liabilities and Shareholders’ Equity	(Won)	8,010,058	(Won)	8,266,836	$8,184,986

See accompanying notes to consolidated financial statements.

KT FREETEL CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME

FOR THE YEARS ENDED DECEMBER 31, 2003, 2004 AND 2005

	Korean Won						Translation into U.S. Dollars (Note 2)
	2003		2004		2005		2005
	(In millions, except per share amounts)						(In thousands, except per share amounts)
OPERATING REVENUE (Notes 19, 20 and 22)	(Won)	5,123,612	(Won)	5,942,892	(Won)	6,120,489	$6,059,890
OPERATING EXPENSES (Notes 19 and 20)		4,341,960		5,402,745		5,292,745	5,240,342

OPERATING INCOME		781,652		540,147		827,744	819,548

OTHER INCOME (EXPENSES), NET:
Interest income		24,502		12,832		9,406	9,313
Rental income		11,074		10,560		9,260	9,168
Gain on foreign currency transactions, net		565		8,409		9,455	9,361
Gain (loss) on foreign currency translation, net		(28,111)		18,857		7,821	7,744
Interest expense		(274,885)		(222,688)		(186,701)	(184,852)
Loss on disposal of trade accounts and notes receivable (Note 4)		(10,222)		(12,186)		(12,511)	(12,387)
Loss on valuation of inventories		(975)		—		—	—
Equity in earnings (losses) of affiliates, net (Note 8)		(2,257)		(1,042)		146	145
Gain (loss) on disposal of short-term investment securities, net		(1,746)		423		8,713	8,627
Loss on disposal of long-term investment securities, net		(2,773)		(3,541)		—	—
Loss on disposal of property and equipment, net		(70,559)		(14,053)		(58,502)	(57,923)
Impairment loss on investment securities (Note 7)		(2,280)		(45,856)		(25,131)	(24,882)
Loss on valuation of currency options (Note 14)		—		(1,349)		(2,340)	(2,317)
Loss on transaction of currency options		—		—		(9,292)	(9,200)
Other, net		31,671		25,075		26,729	26,464

		(325,996)		(224,559)		(222,947)	(220,739)

ORDINARY INCOME		455,656		315,588		604,797	598,809
INCOME TAX EXPENSE (Note 18)		(50,702)		(25,566)		(56,510)	(55,951)
MINORITY INTERESTS IN NET LOSS (INCOME) OF CONSOLIDATED SUBSIDIARIES		1,075		(2,159)		(990)	(980)

NET INCOME	(Won)	406,029	(Won)	287,863	(Won)	547,297	$541,878

EARNINGS PER SHARE (Note 2)	(Won)	2,167	(Won)	1,566	(Won)	3,013	$2.983

DILUTED EARNINGS PER SHARE (Note 2)	(Won)	2,105	(Won)	1,535	(Won)	3,013	$2.983

See accompanying notes to consolidated financial statements.

KT FREETEL CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2003, 2004 AND 2005

	Korean Won (In millions)
	Common stock		Capital surplus		Retained earnings		Capital adjustments		Minority interests		Total
Balance at January 1, 2003	(Won)	920,290	(Won)	1,129,274	(Won)	542,644	(Won)	(27,744)	(Won)	235,842	(Won)	2,800,306
Net income for 2003		—		—		406,029		—		(1,075)		404,954
Issuance of stock related to Merger		35,412		192,654		—		—		—		228,066
Effect of changes in consolidated subsidiaries		—		3,561		(16)		(1,614)		(231,467)		(229,536)
Amortization of organization cost		—		—		(3,156)		—		—		(3,156)
Compensation expense resulting from with stock options		—		—		—		1,591		—		1,591
Equity in capital adjustment of affiliates		—		2,136		—		—		—		2,136
Gain on valuation of available-for- sale securities		—		—		—		5,266		—		5,266
Loss on disposal of treasury stock		—		—		—		(1,535)		—		(1,535)
Purchase of treasury stock		—		—		—		(65,054)		—		(65,054)

Balance at December 31, 2003	(Won)	955,702	(Won)	1,327,625	(Won)	945,501	(Won)	(89,090)	(Won)	3,300	(Won)	3,143,038

Net income for 2004		—		—		287,863		—		—		287,863
Effect of changes in consolidated subsidiaries		—		(953)		(2,266)		—		2,582		(637)
Retirement of treasury stock		—				(149,853)		149,853		—		—
Dividends		—				(94,137)		—		—		(94,137)
Loss on disposal of treasury stock		—				(1,535)		1,535		—		—
Compensation expense resulting from with stock options		—		—		—		2,409		—		2,409
Equity in capital surplus of affiliates		—		(2,136)		—		—		—		(2,136)
Loss on valuation of available-for- sale securities		—		—		—		(2,346)		—		(2,346)
Effect of changes in minority interests		—		—		—		—		2,159		2,159
Purchase of treasury stock		—		—		—		(146,064)		—		(146,064)

Balance at December 31, 2004	(Won)	955,702	(Won)	1,324,536	(Won)	985,573	(Won)	(83,703)	(Won)	8,041	(Won)	3,190,149

(continued)

KT FREETEL CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY(CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2003, 2004 AND 2005

	Korean Won (In millions)
	Common stock		Capital surplus		Retained earnings		Capital adjustments		Minority interests		Total
Net income for 2005		—		—		547,297		—		—		547,297
Paid-in capital increase		88,479		405,832		—		—		—		494,311
Effect of changes in consolidated subsidiaries		—		580		158		(65)		11,739		12,412
Retirement of treasury stock		—		—		(13,366)		13,366		—		—
Dividends		—		—		(99,715)		—		—		(99,715)
Loss on disposal of treasury stock		—		—		—		(17,457)		—		(17,457)
Disposal of treasury stock		—		—		—		91,724		—		91,724
Compensation expense resulting from with stock options		—		—		—		(103)		—		(103)
Equity in capital adjustment of affiliates		—		—		—		(14)		—		(14)
Gain on valuation of available-for- sale securities		—		—		—		1,204		17		1,221
Effect of changes in minority interests		—		—		—		—		990		990
Purchase of treasury stock		—		—		—		(13,368)		—		(13,368)
Others		—		—		(725)		—		—		(725)

Balance at December 31, 2005	(Won)	1,044,181	(Won)	1,730,948	(Won)	1,419,222	(Won)	(8,416)	(Won)	20,787	(Won)	4,206,722

Translation into U.S. Dollars (In thousands) (Note 2)		$1,033,842		$1,713,810		$1,405,170		$(8,332)		$20,581		$4,165,071

See accompanying notes to consolidated financial statements.

KT FREETEL CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2003, 2004 AND 2005

	Korean Won						Translation into U.S. Dollars (Note 2)
	2003		2004		2005		2005
	(In millions)						(In thousands)
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	(Won)	406,029	(Won)	287,863	(Won)	547,297	$541,878

Addition of expenses not involving cash outflows:
Loss on disposal of property and equipment, net		70,559		14,053		58,502	57,923
Depreciation		839,430		997,110		1,044,506	1,034,164
Amortization of intangibles		19,287		110,692		119,484	118,301
Long-term accrued interest		7,420		7,643		—	—
Amortization of discounts on debentures		11,883		12,789		5,385	5,332
Amortization of discounts on long-term accounts payable-other		14,722		20,015		21,334	21,123
Provision for severance indemnities		12,311		12,670		15,085	14,936
Loss on disposal of trade accounts and notes receivable		10,222		12,186		12,511	12,387
Equity in losses of affiliates, net		2,257		1,042		—	—
Loss on disposal of short-term investment securities, net		1,746		—		—	—
Loss on disposal of long-term investment securities, net		2,773		3,541		—	—
Loss on foreign currency translation, net		28,111		—		—	—
Stock compensation		4,560		2,409		5,160	5,109
Impairment loss on investment securities		2,280		45,856		25,131	24,882
Bad debt expense		52,488		25,485		54,375	53,837
Loss on valuation of currency options		—		1,349		2,340	2,317
Loss on transaction of currency options		—		—		9,292	9,200
Minority interest in net income of consolidated subsidiaries		—		2,159		990	980
Other		2,592		5,172		10,430	10,326

		1,082,641		1,274,171		1,384,525	1,370,817

Deduction of revenues not involving cash inflows:
Gain on foreign currency translation, net		—		19,023		7,826	7,749
Gain on disposal of short-term investment securities, net		—		423		8,713	8,627
Interest income(present value)		—		—		2,828	2,800
Equity in earnings of affiliates, net		—		—		145	144
Minority interest in net loss of consolidated subsidiaries		1,075		—		—	—
Other		4,255		2,974		1,677	1,659

		5,330		22,420		21,189	20,979

Changes in assets and liabilities resulting from operations:
Decrease (Increase) in trade accounts and notes receivable		(433,633)		(388,636)		62,652	62,032
Decrease (Increase) in accounts receivable-other		(3,991)		(19,815)		(14,395)	(14,252)
Decrease (Increase) in prepaid expenses		14,504		9,123		(1,405)	(1,391)
Decrease (Increase) in inventories		(32,229)		(68,182)		35,935	35,579
Decrease (Increase) in long-term trade accounts and receivables		—		(83,046)		28,858	28,572

(continued)

KT FREETEL CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2003, 2004 AND 2005

	Korean Won						Translation into U.S. Dollars (Note 2)
	2003		2004		2005		2005
	(In millions)						(In thousands)
Decrease (Increase) in other current assets		34,534		(18,686)		6,042	5,982
Payment of severance indemnities		(13,873)		(8,219)		(11,332)	(11,220)
Decrease in trade accounts and notes payable		(199,829)		(32,619)		(6,049)	(5,989)
Increase (Decrease) in accounts payable-other		(151,212)		(82,732)		216,205	214,064
Increase (Decrease) in accrued expenses		28,838		32,439		(5,578)	(5,523)
Increase (Decrease) in withholdings		(29,529)		49,549		(22,573)	(22,350)
Increase (Decrease) in income tax payable		(9,101)		(8,883)		67,772	67,101
Increase (Decrease) in liability provisions		—		6,899		(2,743)	(2,716)
Increase (Decrease) in other current liabilities		(6,303)		11,764		7,318	7,246
Decrease in National Pension		337		144		135	134
Increase in deferred income tax assets		(20,919)		(18,378)		(52,584)	(52,063)
Increase (Decrease) in other long-term liabilities		4,028		(338)		—	—

		(818,378)		(619,616)		308,258	305,206

Net cash provided by operating activities		664,962		919,998		2,218,891	2,196,922

CASH FLOWS FROM INVESTING ACTIVITIES:
Cash inflows from investing activities
Proceeds from sale of short-term investment securities	(Won)	417,249	(Won)	100,437	(Won)	119,173	$117,993
Collection of short-term loans		24,432		22,844		24,332	24,091
Proceeds from sale of long-term investment securities		23,145		19,147		1,151	1,140
Withdrawal of guarantee deposits		48,750		60,530		41,001	40,595
Withdrawal of short-term financial instruments		370,000		—		371,300	367,624
Proceeds from disposal of property and equipment		137,114		2,927		127,694	126,430
Proceeds from disposal of intangibles		100		236		464	459
Other		93		27		2,834	2,806

		1,020,883		206,148		687,949	681,138

Cash outflow from financing activities
Purchase of short-term financial instruments		(35,000)		(520)		(801,300)	(793,366)
Purchase of short-term investment securities		(35,684)		(100,000)		(350,049)	(346,583)
Purchase of long-term investment securities		(2,614)		(7,943)		(2,237)	(2,215)
Purchase of investment securities using equity method		—		—		(16,590)	(16,426)
Payment of guarantee deposits		(46,131)		(32,763)		(56,110)	(55,554)
Acquisition of property and equipment		(935,326)		(955,119)		(729,456)	(722,234)
Increase in intangibles		(31,205)		(23,318)		(28,974)	(28,687)
Lending of long-term loans		(32,152)		(22,156)		(13,527)	(13,393)
Other		(5)		(781)		(13,742)	(13,606)

		(1,118,117)		(1,142,600)		(2,011,985)	(1,992,064)

Net cash used in investing activities		(97,234)		(936,452)		(1,324,036)	(1,310,926)

(continued)

KT FREETEL CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2003, 2004 AND 2005

	Korean Won						Translation into U.S. Dollars (Note 2)
	2003		2004		2005		2005
	(In millions)						(In thousands)
CASH FLOWS FROM FINANCING ACTIVITIES:
Cash inflows from financing activities
Paid-in capital increase		—		—		514,811	509,714
Proceeds from short-term borrowings		3,876,831		5,775,000		230,787	228,502
Proceeds from issuance of debentures		—		1,275,396		199,297	197,324
Proceeds from long-term debt		—		—		10,000	9,901
Increase from merger		314,610		—		—	—
Disposal of treasury stock		—		—		69,108	68,424
Other		512,000		13,361		5,936	5,877

		4,703,441		7,063,757		1,029,939	1,019,742

Cash outflows from financing activities
Repayment of short-term borrowings		(4,130,000)		(5,741,052)		(500,000)	(495,050)
Repayment of current portion of debentures		(831,802)		(1,055,529)		(1,035,653)	(1,025,399)
Repayment of long-term debt		(315,775)		—		—	—
Acquisition of treasury stock		(4,317)		(146,064)		(13,368)	(13,236)
Dividends		(177)		(94,137)		(99,715)	(98,728)
Repayment of other non-current liabilities		(19)		(4)		—	—

		(5,282,090)		(7,036,786)		(1,648,736)	(1,632,413)

Net cash provided by (used in) financing activities		(578,649)		26,971		(618,797)	(612,671)

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS		(10,921)		10,517		276,058	273,325

INCREASE (DECREASE) FROM CHANGES IN CONSOLIDATED SUBSIDIARIES		(116,210)		—		601	594

CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR		147,555		20,424		30,941	30,635

CASH AND CASH EQUIVALENTS, END OF YEAR	(Won)	20,424	(Won)	30,941	(Won)	307,600	$304,554

See accompanying notes to consolidated financial statements.

KT FREETEL CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2003, 2004 AND 2005

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION

	Korean Won						Translation into U.S. Dollars (Note 2)
	2003		2004		2005		2005
	(In millions)						(In thousands)
TRANSACTIONS NOT INVOLVING CASH:
Transfer of trade accounts and notes receivable to long-term investment securities	(Won)	119,168	(Won)	30,831	(Won)	25,224	$24,974
Transfer of long-term investment securities to short-term investment securities		1,420		—		—	—
Transfer of long-term investment securities to trade accounts and notes receivable		22,332		—		—	—
Transfer of long-term investment securities to investment securities using the equity method		—		—		38,659	38,276
Transfer of long-term loans to short-term loans		26,752		34,534		12,414	12,291
Transfer of property and equipment to accounts receivable-other		—		12,030		—	—
Transfer of long-term debt to current portion		100,000					—
Transfer of debentures to current portion		994,014		1,014,556		339,862	336,497
Transfer of long-term obligation under capital lease to current portion		550		15,732		—	—
Transfer of reserve for liability to current portion of reserve for liability		—		—		9,096	9,006
Retirement of treasury stock		—		149,853		13,366	13,234
Recognition of Equity in capital adjustment of affiliates		58,197		2,117		—	—

See accompanying notes to consolidated financial statements.

KT FREETEL CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2003, 2004 AND 2005

1. GENERAL:

(1) KT Freetel Co., Ltd.

KT Freetel Co., Ltd. (the “Company”) was incorporated on January 3, 1997, under the Commercial Code of the Republic of Korea, and listed on the Korean Securities Dealers Association Automated Quotation System (the “KOSDAQ”) in December 1999. On April 19, 2004, the Company transferred from the KOSDAQ to the Korea Stock Exchange. The Company is currently engaged in providing personal communications service (“PCS”), value added services, and sale and lease of personal communication devices in Korea. KT Corporation is the parent of the Company.

As of December 31, 2005, the shareholders of the Company are as follows:

	Number of shares	Percentage of ownership (%)
KT Corporation	89,640,088	44.55
NTT DoCoMo Inc	20,176,309	10.03
Qualcomm Incorporated	4,416,350	2.19
HyoSung Corp.	3,017,276	1.50
Microsoft Corp.	2,030,000	1.01
Others	81,928,068	40.72

	201,208,091	100.00

(2) Consolidated Subsidiary

The consolidated financial statements include the accounts of the Company and its controlled subsidiaries, except that company whose total assets as of December 31 of the prior year are less than (Won)7,000 million are excluded from consolidation. Generally, control is deemed to exist when the investor has more than 50 percent of the total outstanding voting stock or when the investor is the largest shareholder and owns more than 30 percent of the total outstanding voting stock.

The consolidated financial statements include the accounts of KT Freetel and the controlled subsidiary listed below (collectively referred to as the “Company”), of which KT Freetel owns a majority of the issued shares. All inter-company accounts and transactions have been eliminated in consolidation.

		Ownership percentage (%)
Subsidiary	Year control was obtained	2003	2004	2005	Primary business
KTF Technologies Co., Ltd. (“KTF Technologies”)	2002	57.40	70.75	73.05	Developing and manufacturing of PCS handsets
PT KTF Indonesia. (“KTF Indonesia”)	2004		99.00	99.00	Providing PCS
Boston Enterprise Partners. (“Boston Enterprise”)	2005	—	—	39.02	Investing in venture enterprise

On November 30,2002, KT Freetel exercised the conversion right of convertible bonds at (Won)5,000 per share to acquire an additional 400,000 shares of common stock of KTF Technologies. The acquisition of KTF

KT FREETEL CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Technologies was recorded in accordance with the purchase method of accounting. As a result of this acquisition, the Company recorded (Won)3,258 million of negative goodwill for the fair value of KTF Technologies’ net assets in excess of the acquisition cost. Negative goodwill is recognized as income on a systematic basis over the remaining weighted average useful life (5 years) of the identifiable acquired depreciable or amortizable assets.

On June 17, 2004 and September 30 2005, KT Freetel acquired KTF Technologies’ minority interests, which represent the subsidiary’s outstanding common stocks of 13.35% and 2.30%, respectively. The acquisitions of KTF Technologies were recorded in accordance with the purchase method of accounting and as a result of these acquisitions, the Company recorded the excess of the acquisition cost over the fair value of KTF Technologies’ net assets to capital surplus of (Won)953 million in 2004 and excess of the fair value of KTF Technologies’ net assets over the acquisition cost to capital surplus of (Won)580 million in 2005.

Subsidiary with total assets of less than (Won)7,000 million, which was excluded from the consolidation and application of equity method, is as follows:

		Ownership percentage (%)
Subsidiary	Year control was obtained	2003	2004	2005	Primary business
KTFMhows Co., Ltd. (“KTFMhows”)	2004	—	51.00	51.00	Mobile advertisement

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

The accompanying financial statements are stated in Korean Won, the currency of the country in which the Company is incorporated and operates. The convenience translation of Korean Won amounts into U.S. dollar amounts is included solely for the convenience of readers outside of the republic of Korea and has been made at the noon buying rate of (Won)1,010.00 to US$1.00 at December 31, 2005 in the City of New York for cable transfers in won as certified for customs purposes by the Federal Reserve Bank of New York. Such translations should not be construed as representations that the Korean Won amounts could be converted at that or any other rate.

Significant accounting policies followed by the Company in preparing the accompanying financial statements are summarized as follows:

Adoption of Newly Effective Statements of Korea Accounting Standards

The Company prepared its financial statements in accordance with the revised Statements of Korea Accounting Standards (“SKAS”), which are effective from January 1, 2005. The revised accounting standards include SKAS No.14—“Exception to Accounting for Small and Medium-sized Entities”, No.15— “Investments

KT FREETEL CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

in Associates”, No.16—”Income Taxes”, No.17—“Provisions, Contingent Liabilities and Contingent Assets” and No.18—“Interests in Joint Ventures”. However, adoption of the revised accounting standards did not have a material effect on the Company’s net loss or net assets.

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

Revenue Recognition

The Company’s revenues are principally derived from sales of PCS handsets and PCS service revenues, which consist of non-refundable activation fees, fixed monthly access fees and usage charges. The Company recognizes sales on PCS handsets when these are delivered to the dealers, fixed monthly access fees in the period earned, and usage charges and non-refundable activation fees at the time services are rendered.

Cash and Cash Equivalents

Cash and cash equivalents are bank deposits and short-term money market instruments that can be easily converted into cash and whose risk of value fluctuation arising from changes of interest rates is not material. Only investments with maturities of three months or less the acquisition date are included in cash equivalents.

Allowance for Doubtful Accounts

The allowance for doubtful accounts is provided based on the estimated loss on uncollectible accounts and historical bad debt experience.

Changes in allowance for doubtful trade accounts and notes receivable and accounts receivable-other for the years ended December 31, 2003, 2004 and 2005 are summarized as follows (Won in millions):

	2003		2004		2005
Beginning of year	(Won)	163,617	(Won)	167,730	(Won)	143,138
Write-offs		(48,375)		(50,077)		(39,181)

		115,242		117,653		103,957
Provision		52,488		25,485		54,375

End of year	(Won)	167,730	(Won)	143,138	(Won)	158,332

Inventories

Inventories are stated at the lower of cost or net realized value, cost being determined using the average cost method. If the net realizable value of inventories is lower than cost, inventories are adjusted to net realizable value and the difference between cost and revalued amount is charged to current operations.

KT FREETEL CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Inventories as of December 31, 2004 and 2005 consist of the following (Won in millions):

	2004		2005
Merchandise	(Won)	222,082	(Won)	189,432
Finished goods		686		5,352
Raw material		23,993		20,122
Stored goods		10,871		19,455
Other		1,851		647

		259,483		235,008
Allowance for valuation loss		(1,681)		(13,187)

End of year	(Won)	257,802	(Won)	221,821

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

KT FREETEL CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

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

KT FREETEL CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Capitalization of Financing Costs

Interest expense, discount and other financial charges, including certain foreign exchange translation gains and losses on borrowings associated with the manufacture, purchase, or construction of property and equipment, incurred prior to the completion of the acquisition, were capitalized until the year ended December 31, 2002, and are no longer capitalized commencing from January 1, 2003 in compliance with SKAS No. 7.

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

Leases

Lease agreements that include a bargain purchase option, which results in the transfer of ownership by the end of the lease term, have a term equal to at least 75% of the estimated economic life of the leased property or where the present value of the minimum lease payments at the beginning of the lease term equals or exceeds 90% of the fair value of the leased property are accounted for as capital leases. All other leases are accounted for as operating leases. Assets and liabilities related to capital leases are recorded as property and equipment and long-term debt, respectively, and the related interest is calculated using the effective interest rate method. In respect to operating leases, the future minimum lease payments are expensed ratably over the lease term while contingent rentals are expensed as incurred.

Intangibles

Intangible assets are stated at cost, net of accumulated amortization computed using the straight-line method over the useful lives of the assets as described below.

Estimated useful lives
Frequency use rights	13 years
Goodwill	5 years
Intellectual property rights	5~10 years
Facility use rights	10~20 years
Development costs	4~5 years
Other	5 years

Long-term Trade Accounts and Notes Receivable

Long-term trade accounts and notes receivable arising from long-term contracts are recorded at the net present value of future cash flows, calculated using the effective interest rate at the time of the contract execution. The difference between the nominal value and the present value of these accounts and notes receivable is amortized over the contract period using the effective interest rate method. The amortization is recognized as interest income.

KT FREETEL CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Long-term trade accounts and notes receivable, composed of handset installment receivables, as of December 31, 2004 and 2005 is recorded at net present value using the weighted average borrowing interest rate as follows (Won in millions):

	2004		2005
Long-term trade accounts and notes receivable	(Won)	89,382	(Won)	60,523
Discount		(6,336)		(4,565)

	(Won)	83,046	(Won)	55,958

Convertible bonds

The Company adopted SKAS No. 9 “Convertible Bonds” on January 1, 2003. For convertible bonds issued prior to the adoption of SKAS No. 9, interest expense on convertible bonds is recognized using the effective interest rate, which equalizes the issued amount of bonds to the present value of the future cash outflow of bonds. Accordingly, the difference between accrued interest and interest paid is presented as an addition to the Nominal value of bonds.

For convertible bonds issued after the adoption of SKAS No. 9, the proceeds from issuance of convertible bonds are allocated between the conversion rights and the debt issued. The portion allocable to the conversion rights is accounted for as capital surplus with a corresponding conversion right adjustment which is deducted from the related bonds.

Discounts on Debentures

Discounts on debentures are amortized over the redemption period of the debentures using the effective interest rate method. Amortization of discounts is recognized as interest expense.

Accrued Severance Indemnities

All employees with more than one year of service are entitled to receive a lump-sum payment upon termination of their employment with the Company, based on their length of service and rate of pay at the time of termination. The severance indemnities that would be payable assuming all eligible employees were to resign amount to (Won)38,806 million and (Won)41,780 million as of December 31, 2004 and 2005, respectively.

Before April 1999, the Company and its employees paid 3 percent and 6 percent, respectively, of monthly pay (as defined) to the National Pension Fund in accordance with the National Pension Law of Korea. The Company paid half of the employees’ 6 percent portion and is paid back at the termination of service by offsetting the receivable against the severance payments. Such receivables, with a balance of (Won)1,289 million and (Won)315 million as of December 31, 2004 and 2005, respectively, are presented as deduction from accrued severance indemnities. Starting April 1999, the Company and its employees each pay 4.5 percent of monthly pay to the National Pension Fund under the revised National Pension Law of Korea.

Changes in accrued severance indemnities for the years ended December 31, 2003, 2004 and 2005 are as follows (Won in millions):

	2003		2004		2005
Beginning of year	(Won)	31,604	(Won)	33,897	(Won)	38,806
Severance payments		(13,873)		(8,219)		(11,332)

		17,731		25,678		27,474
Provision		12,311		13,076		14,204
Increase due to taking over		3,292		52		102
Increase from changes in consolidated subsidiaries		563		—		—

End of year	(Won)	33,897	(Won)	38,806	(Won)	41,780

KT FREETEL CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Foreign Currency Translation of Foreign Subsidiaries

In translating the foreign currency financial statements of the Company’s overseas subsidiaries into Korean won, the Company presents the translation gain or loss as a foreign- based operation’s translation adjustment in the capital adjustment section of the balance sheet. The translation gain or loss arises from the application of different exchanges rates; the year-end for balance sheet items except shareholders’ equity, the historical rate for shareholder’s equity and average rate for statement of income items.

Accounting for Foreign Currency Transactions and Translation

The Company maintains its accounts in Korean won. Transactions in foreign currencies are recorded in Korean won based on the prevailing rates of exchange on the transaction date. Monetary accounts with balances denominated in foreign currencies are recorded and reported in the accompanying financial statements at the exchange rates prevailing at the balance sheet date and the translation gains or losses are reflected in current operations. The balances have been translated using the rate of (Won)1,043.80 and (Won)1,013.00 to US$ 1.00 at December 31, 2004 and 2005, respectively.

Accounting for Derivative Instruments

All derivative instruments are accounted for at fair value with the valuation gain or loss recorded as an asset or liability. If the derivative instruments are not part of a transaction qualifying as a hedge, the adjustment to fair value is reflected in current operations. The accounting for derivative transactions that are part of a qualified hedge based on both the purpose of the transaction and meeting the specified criteria for hedge accounting differs depending on whether the transaction is a fair value hedge or a cash flow hedge. Fair value hedge accounting is applied to a derivative instrument designated as hedging the exposure to changes in the fair value of an asset or a liability or a firm commitment (i.e. hedged item) that is attributable to a particular risk. The gain or loss on both the hedging derivative instruments and the hedged item attributable to the hedged risk is reflected in current operations. Cash flow hedge accounting is applied to a derivative instrument designated as hedging the exposure to variability in expected future cash flows of an asset or liability or a forecasted transaction that is attributable to a particular risk. The effective portion of gain or loss on a derivative instrument designated as a cash flow hedge is recorded as capital adjustment and the ineffective portion is recorded in current operations. The effective portion of gain or loss recorded as a capital adjustment is reclassified to current earnings in the same period during which the hedged forecasted transaction affects earnings. If the hedged transaction results in the acquisition of an asset or the incurrence of a liability, the gain or loss in capital adjustment is added to or deducted from the asset or the liability.

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

Stock Compensation Expense

The Company records the difference between the present value of the exercise price and the stock price at the grant date as compensation expense with a corresponding credit to the capital adjustment account (“the fair value method”). The computed deferred compensation expenses are allocated over the contracted vesting period.

KT FREETEL CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

When the stock options are exercised with the issuance of new shares, the difference between the exercise price plus the stock option cost recorded in the capital adjustment account and the par value of the new shares issued, is recorded as additional paid-in capital.

Basic and Diluted Ordinary Income per Share and Earnings per Share

Ordinary income per share and earnings per share are computed by dividing ordinary income (after deducting the income tax effect) and net income by the weighted average number of common shares outstanding during the period. The number of shares used in computing earnings and ordinary income per share was 187,405 thousand, 183,802 thousand and 181,629 thousand shares for the years ended December 31, 2003, 2004 and 2005, respectively.

Diluted ordinary income per share and earnings per share are computed by dividing diluted ordinary income (after deducting the income tax effect) and net income by the weighted average number of common shares outstanding, including the additional common share that would have been outstanding if the dilutive potential common shares had been issued during the period. The number of shares used in computing diluted earnings and ordinary income per share was 197,322 thousand, 193,748 thousand and 181,629 thousand shares for the years ended December 31, 2003, 2004 and 2005, respectively. Diluted ordinary income and earnings were (Won)415,315 million, (Won)297,334 million and (Won)547,297 million for the years ended December 31, 2003, 2004 and 2005, respectively.

The dilutive potential shares as of December 31, 2005 are as follows:

	Exercise period	Number of common shares to be issued
Stock options	March 29, 2004~March 28, 2009	18,000
Stock options	March 25, 2005~March 24, 2010	44,800
Stock options	September 9, 2005~September 8, 2010	320,913
Stock options	March 5, 2007~March 4, 2012	128,800

3. RESTRICTED DEPOSITS:

As of December 31, 2004 and 2005, deposits under long-term financial instruments amounting to (Won)25 million and (Won)20 million, respectively, are subject to withdrawal restriction as collateral for borrowings and guarantee of checking accounts.

4. DISPOSAL OF TRADE ACCOUNTS AND NOTES RECEIVABLE:

On November 4, 2003, the Company transferred handset installment receivable of (Won)339,677 million and guarantee insurance and other incident rights to KTF Second Securitization Specialty Co., Ltd. The Company received (Won)312,000 million of cash and (Won)19,254 million of subordinate debt securities as consideration for transferring such receivables, which have maturities of 12 months to 24 months. In addition, the Company recorded a related loss of (Won)8,423 million, which represents the time value of the outstanding receivables at the time of the transfer.

On December 19, 2003, the Company transferred PCS service receivable accounts with a total balance of (Won)253,247 million as of October 31, 2003 to Shinhan Bank Trust. The Company received (Won)200,000 million of cash and (Won)53,247 million of beneficiary certificate as a result of transferring such PCS service receivable accounts, for which the outstanding balance is revolved on a continuous basis through February 28, 2007 with Shinhan Bank Trust. In connection with revolving the outstanding balance of PCS service receivable accounts, the Company recognized a “loss on disposal of trade accounts and notes receivable” of (Won)1,680 million, (Won)11,816 million, and (Won)11,862 million for the years ended December 31, 2003, 2004 and 2005, respectively.

KT FREETEL CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

5. LOANS TO EMPLOYEES:

As of December 31, 2004 and 2005, the Company has provided loans to its employees for housing and purchase of KT Freetel’s stock with the balance of (Won)1,465 million and (Won)1,144 million, respectively, in short-term loans and (Won)3,242 million and (Won)1,640 million, respectively, in long-term loans.

6. SHORT-TERM INVESTMENT SECURITIES:

(1)	Short-term investment securities as of December 31, 2004 and 2005 are as follows (Won in millions):

	2004		2005
	Fair value		Acquisition cost		Fair value		Gain on valuation
Trading securities:
Beneficiary certificates	(Won)	—	(Won)	240,000	(Won)	240,097	(Won)	97
Available-for-sale securities:
Listed equity securities		6,551		2,512		7,943		5,431

	(Won)	6,551	(Won)	242,512	(Won)	248,040	(Won)	5,528

Gain on valuation of trading securities is recorded in current operations and gain on valuation, before tax effect, of available-for-sales security is recorded in capital adjustments.

7. LONG-TERM INVESTMENT SECURITIES:

(1) Long-term investment securities as of December 31, 2004 and 2005 are as follows (Won in millions):

	2004		2005
Available-for-sale securities:
Listed equity securities	(Won)	4,687	(Won)	6,490
Non-listed equity securities		11,040		13,244
Investments in funds		38,382		3,361
Debt securities		2,191		1,710
Held-to maturity securities:
Beneficiary certificates		88,667		104,305

	(Won)	144,967	(Won)	129,110

(2) Listed equity securities as of December 31, 2004 and 2005 are as follows (Won in millions):

	2004		2005
	Fair value		Acquisition cost		Fair value		Gain (loss) on valuation
Wide Telecom Co.	(Won)	11	(Won)	300	(Won)	24	(Won)	(276)
Gaeasoft Co., Ltd.		514		532		1,438		906
KRTnet Corp.		3,634		1,954		4,415		2,461
Beneficiary certificates		528		503		613		110

	(Won)	4,687	(Won)	3,289	(Won)	6,490	(Won)	3,201

Gain or loss on valuation, before tax effect, of listed equity securities is included in capital adjustments.

KT FREETEL CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(3) Non-listed equity securities as of December 31, 2004 and 2005 are as follows (Won in millions):

	2004		2005
	Book value		Ownership (%)	Acquisition cost		Net asset value		Book value
Mondex Korea Co., Ltd.	(Won)	—	6.02	(Won)	920	(Won)	—	(Won)	—
Internet Metix Inc.		23	2.00		200		25		23
Geotel Co., Ltd.		263	10.55		263		407		263
Inews24. Co., Ltd.		—	3.58		350		—		—
The Radio News Co., Ltd.		—	10.73		624		—		—
Prime Venture Capital Co., Ltd.		93	10.00		1,000		—		—
Onse Telecom Corp.		105	0.17		2,148		163		105
NAZCA Entertainment Co., Ltd.		46	11.74		500		87		46
Toysoft Co., Ltd		80	8.78		500		28		28
Ohmylove Co., Ltd.		131	12.06		1,200		106		131
Vacom Wireless, Inc.		719	16.77		1,880		914		719
Citylover Co., Ltd.		—	3.45		38		—		—
MDS Planning Co., Ltd.		—	4.00		120		—		—
Directmedia Co., Ltd.		435	16.09		435		248		248
PT. Moble 8		—	2.50		9,115		9,115		9,115
KTFMhows Co., Ltd.		2,550	—		—		—		—
Harex Info Tech Ltd.		3,375	—		—		—		—
ENtoB Corp.		500	—		—		—		—
Others		2,720	—		3,213		2,935		2,566

	(Won)	11,040		(Won)	22,506	(Won)	14,028	(Won)	13,244

In 2003, 2004 and 2005, the Company recognized an impairment loss of (Won)2,280 million, (Won)3,778 million and (Won)332 million, respectively, on non-listed equity securities of which the net equity value had declined compared to the acquisition cost and it is not expected to recover. The Company reclassified KTFMhows Co., Ltd. , Harex Info Tech Ltd. and EntoB Corp. from long-term investment securities into investment securities using the equity method in accordance with the SKAS No.15— “Investment in Associates” in 2005.

(4) Investments in funds as of December 31, 2004 and 2005 are as follows (Won in millions):

	2004					2005
	Ownership (%)	Acquisition cost		Net asset value		Ownership (%)	Acquisition cost		Net asset value
CEC Mobile Ltd.	16.67	(Won)	4,456	(Won)	4,456	16.67	(Won)	4,456	(Won)	1,506
PT. KTF Indonesia	99.00		234		234	—		—		—
Korea IT Fund	10.00		30,000		30,000	—		—		—
Korea Telecom Strategy Fund	10.00		2,000		2,000	—		—		—
Others	—		1,692		1,692	—		1,855		1,855

		(Won)	38,382	(Won)	38,382		(Won)	6,311	(Won)	3,361

In 2005, the Company recognized an impairment loss of (Won)2,950 million on investments in funds of CEC Mobile Ltd, of which the net equity value declined compared to the acquisition cost and it is not expected to recover.

The Company reclassified Korea IT Fund and Korea Telecom Strategy Fund from long-term investment securities into investment securities using the equity method in accordance with SKAS No.15.

KT FREETEL CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(5) Debt securities as of December 31, 2004 and 2005 are as follows (Won in millions):

	2004				2005
	Acquisition cost		Book value		Acquisition cost		Book value
Government bonds.	(Won)	1,691	(Won)	1,691	(Won)	1,710	(Won)	1,710
Convertible bonds		500		500		—		—

	(Won)	2,191	(Won)	2,191	(Won)	1,710	(Won)	1,710

(6) Maturities of debt securities as of December 31, 2005 are as follows (Won in millions):

	2-5 years		6-10 years
Government bonds	(Won)	1,694	(Won)	16

(7) Held-to-maturity securities as of December 31, 2004 and 2005 are as follows (Won in millions):

	2004				2005
	Acquisition cost		Book value		Acquisition cost		Book value
Beneficiary certificates	(Won)	130,745	(Won)	88,667	(Won)	126,154	(Won)	104,305

The Company acquired the above beneficiary certificates issued by Shinhan Bank Trust in relation to the disposal of trade accounts and notes receivable (See Note 4). The Company recognized the difference between fair value and acquisition cost of (Won)21,849 million as impairment loss, which may arise from the uncollectibility of the trade accounts and notes receivable.

8. INVESTMENT SECURITIES USING THE EQUITY METHOD:

(1) Investment securities using the equity method as of December 31, 2004 and 2005 are as follows (Won in millions):

		2004				2005
	Ownership (%)	Acquisition cost		Book value		Acquisition cost		Book value
Korea Digital Satellite Broadcasting Co., Ltd.	2.12	(Won)	9,954	(Won)	—	(Won)	9,954	(Won)	—
KTFMhows Co., Ltd.	51.00		—		—		2,550		2,508
Harex Info Tech Ltd.	21.17		—		—		3,375		2,698
Korea IT Fund	10.00		—		—		30,000		30,857
Korea Telecom Strategy Fund	10.00		—		—		2,000		2,015
ENtoB Corp.	3.13		—		—		500		630
Sidus FNH Corp.	15.30		—		—		8,400		8,400

		(Won)	9,954	(Won)	—	(Won)	56,779	(Won)	47,108

The Company did not consolidate KTFMhows Co., Ltd as the investee’s total assets as of the prior year end are less than (Won)7,000 million and is exempted from consolidation.

Together with KT Corporation’s ownership, the Company is able to exercise significant influence over Korea Digital Satellite Broadcasting Co., Ltd.,, Korea IT Fund, Korea Telecom Strategy Fund, ENtoB Corp, and Sidus FNH.

KT FREETEL CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The Company discontinued accounting its investment in Korea Digital Satellite Broadcasting Co., Ltd. under the equity method since the book value of its investment is below zero. The unrecognized equity losses not reported in the accompanying financial statements are (Won)45 million and (Won)440 million for the years ended December 31, 2004 and 2005, respectively.

(2) Details of valuation using the equity method for the year ended December 31, 2005 are as follows (Won in millions):

	Beginning of year		Acquisition and reclassification		Equity in earnings(losses)		Other changes(*)		End of year
KTFMhows Co., Ltd	(Won)	—	(Won)	2,550	(Won)	(42)	(Won)	—	(Won)	2,508
Harex Info Tech Ltd.		—		3,375		(839)		162		2,698
Korea IT Fund		—		30,000		780		77		30,857
Korea Telecom Strategy Fund		—		2,000		117		(102)		2,015
ENtoB Corp.		—		500		130		—		630
Sidus FNH Corp.		—		8,400		—		—		8,400

	(Won)	—	(Won)	46,825	(Won)	146	(Won)	137	(Won)	47,108

(*)	Other changes are composed of acquisition (disposal) amounts of investment securities, dividends and the changes in investment securities in capital adjustments.

The Company recognized equity in capital adjustment of affiliate of (Won)14 million, which were recorded in capital adjustments as of December 31, 2005.

(3) Changes in the difference between acquisition cost and net asset value at the acquisition date during 2005 are as follows (Won in millions):

	Beginning of year		Increase		Amortization		End of year
Harex Info Tech Ltd.	(Won)	—	(Won)	1,914	(Won)	383	(Won)	1,531
Sidus FNH Corp.		—		5,812		—		5,812

	(Won)	—	(Won)	7,726	(Won)	383	(Won)	7,343

(4) The key financials of investees accounted for using the equity method as of and for the year ended December 31, 2005 are as follows (Won in millions):

	Total assets		Total liabilities		Sales		Net income (loss)
Korea Digital Satellite Broadcasting Co., Ltd.	(Won)	659,448	(Won)	600,974	(Won)	347,274	(Won)	(79,169)
KTFMhows Co., Ltd.		8,948		4,032		7,893		148
Harex Info Tech Ltd.		5,971		461		1,071		(2,156)
Korea IT Fund		308,574		—		—		7,505
Korea Telecom Strategy Fund		20,436		285		584		291
ENtoB Corp.		61,059		40,896		362,373		4,197
Sidus FNH Corp.		27,266		10,350		24,335		(8,839)

KT FREETEL CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

9. PROPERTY AND EQUIPMENT:

Changes in property and equipment for the years ended December 31, 2004 and 2005 are as follows (Won in millions):

<2004>

	Beginning of year		Increase				Decrease				End of year
			Acquisition		Other		Disposal		Other
Land	(Won)	122,712	(Won)	8	(Won)	—	(Won)	960	(Won)	—	(Won)	121,840
Buildings and structures		302,843		3,182		5,773		3,408		76		308,314
Machinery and equipment		6,260,364		357,825		671,977		32,472		70,607		7,187,087
Vehicles		11,723		402		—		242		—		11,883
Other		581,363		53,195		104,724		6,367		65		732,850
Construction in progress		354,668		540,427		51		—		711,867		183,279

	(Won)	7,633,673	(Won)	955,119	(Won)	782,525	(Won)	43,449	(Won)	782,615	(Won)	8,545,253

	Beginning of year		Increase				Decrease				End of year
			Depreciation		Other		Disposal		Other
Less: Accumulated depreciation
Buildings and structures	(Won)	47,659	(Won)	10,816	(Won)	—	(Won)	779	(Won)	—	(Won)	57,696
Machinery and equipment		2,566,794		846,067		—		8,857		30,799		3,373,205
Vehicles		5,987		1,859		—		116		—		7,730
Other		326,492		139,274		30,798		4,704		—		491,860
Accumulated impairment loss		827		447		—		—		—		1,274

		2,947,759		998,463		30,798		14,456		30,799		3,931,765

	(Won)	4,685,914									(Won)	4,613,488

KT FREETEL CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

<2005>

	Beginning of year		Increase				Decrease				End of year
			Acquisition		Other		Disposal		Other
Land	(Won)	121,840	(Won)	104	(Won)	108	(Won)	2,507	(Won)	—	(Won)	119,545
Buildings and structures		308,314		28,319		93,091		6,849		1,908		420,967
Machinery and equipment		7,187,087		91,737		550,639		353,954		2,477		7,473,032
Vehicles		11,883		593		180		721		—		11,935
Other		732,850		33,079		76,007		21,728		—		820,208
Construction in progress		183,279		573,691		2,352		392		718,353		40,577

	(Won)	8,545,253	(Won)	727,523	(Won)	722,377	(Won)	386,151	(Won)	722,738	(Won)	8,886,264

	Beginning of year		Increase				Decrease				End of year
			Depreciation		Other		Disposal		Other
Less: Accumulated depreciation
Buildings and structures	(Won)	57,696	(Won)	13,320	(Won)	—	(Won)	704	(Won)	2	(Won)	70,310
Machinery and equipment		3,373,205		902,693		2		182,808		22		4,093,070
Vehicles		7,730		1,880		12		461		—		9,161
Other		491,860		128,251		11		17,877		—		602,245
Accumulated impairment loss		1,274		1,011		—		—		—		2,285

		3,931,765		1,047,155		25		201,850		24		4,777,071

	(Won)	4,613,488									(Won)	4,109,193

The market value of the Company’s land based on the official price of land (published by the Ministry of Construction and Traffic) is (Won)119,393 million as of December 31, 2005.

Depreciable assets are insured against fire and other casualty losses up to (Won)704,298 million as of December 31, 2005.

10. INTANGIBLES:

(1) Changes in intangibles for the years ended December 31, 2004 and 2005 are as follows (Won in millions):

<2004>

	Beginning of period		Increase				Decrease				End of year
			Acquisition		Other		Amortization		Other
Goodwill	(Won)	13,141	(Won)	3,565	(Won)	90	(Won)	3,626	(Won)	209	(Won)	12,961
Intellectual property rights		1,334		768		—		387		—		1,715
Facility use rights		7,532		2,112		—		1,252		31		8,361
Frequency use rights		1,208,429		—		—		92,433		—		1,115,996
Development costs		5,593		15,488				11,046		277		9,758
Other		6,194		3,359				2,498				7,055
Negative goodwill		(2,590)		—		—		(647)		—		(1,943)

	(Won)	1,239,633	(Won)	25,292	(Won)	90	(Won)	110,595	(Won)	517	(Won)	1,153,903

KT FREETEL CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

<2005>

	Beginning of period		Increase				Decrease				End of year
			Acquisition		Other		Amortization		Other
Goodwill	(Won)	12,961	(Won)	1,272	(Won)	—	(Won)	3,759	(Won)	226	(Won)	10,248
Intellectual property rights		1,715		1,111		—		463		—		2,363
Facility use rights		8,361		770		19		1,313		51		7,786
Frequency use rights		1,115,996		—		—		94,622		—		1,021,374
Development costs		9,758		26,605		444		16,768		3,841		16,198
Other		7,055		2,242		6		3,297		3		6,003
Negative goodwill		(1,943)		—		—		(648)		—		(1,295)

	(Won)	1,153,903	(Won)	32,000	(Won)	469	(Won)	119,574	(Won)	4,121	(Won)	1,062,677

(2) Ordinary development costs of (Won)9,583 million and (Won)9,652 million were charged to expense for the years ended December 31, 2004 and 2005, respectively.

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

On March 6, 2003, KT ICOM was merged into the Company (See Note 23), and the Company started to provide IMT-2000 service on December 28, 2003.

11. LEASED ASSETS:

The Company maintains operating lease agreements for certain machinery and equipment. The following are the future minimum rental payments under operating leases as of December 31, 2005 (Won in millions):

Year	Operating lease payment
2006	(Won)	60,527

12. BORROWINGS:

(1) Short-term borrowings as of December 31, 2004 and 2005 are as follows (Won in millions, JPY in millions, U.S dollars in thousands):

	Interest rate per annum (%)
	2005	2004		2005
General loans	—	(Won)	105,000	(Won)	—
Discounted promissory notes	4.45~5.38		205,000		26,564
Usance letter of credit	LIBOR+0.5%		8,208		14,415
		(US$	7,863)	(US$	14,230)
	LIBOR +0.5%		8,078		3,315
			(JPY 798)	(JPY	385)
Other	4.85		—		5,000

		(Won)	326,286	(Won)	49,294

KT FREETEL CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(2) Long-term debt as of December 31, 2004 and 2005 are as follows (Won in millions):

	Interest rate per annum (%)
	2005	2004		2005
General loans	5.80	(Won)	—	(Won)	10,000

13. DEBENTURES:

(1) Debentures as of December 31, 2004 and 2005 are as follows (Won in millions):

	Interest rate per annum (%)	2004		2005
	2005
General debentures	3.13~6.00	(Won)	2,472,147	(Won)	2,020,280
Convertible bonds	—		374,800		—

			2,846,947		2,020,280
Less: Current portion			(1,019,922)		(340,280)
Discount on debentures			(7,843)		(3,305)
Add: Long-term accrued interest			—		—

		(Won)	1,819,182	(Won)	1,676,695

(2) General debentures as of December 31, 2004 and 2005 are as follows (Won in millions, JPY in millions):

	Due date	Interest rate per annum (%)	2004		2005
Issue sequence		2004
20th	Feb. 9, 2006	6.00	(Won)	300,000	(Won)	300,000
23rd	Apr. 20, 2006	3.13		47,025		40,280
			JPY	(4,695)	JPY	(4,695)
37th	May 24, 2005	2.64		95,122		—
			JPY	(9,497)		—
40th	Feb. 18, 2005	6.00		350,000		—
41st	Aug. 26, 2005	5.92		200,000		—
42nd	Nov. 14, 2007	5.94		200,000		200,000
44th	Feb. 19, 2009	5.66		360,000		360,000
45th	Mar. 15, 2008	5.24		320,000		320,000
46th	May 10, 2007	4.61		300,000		300,000
47-1st	July 13, 2009	4.95		230,000		230,000
47-2nd	July 12, 2011	5.32		70,000		70,000
48th	Feb. 15, 2010	5.31		—		200,000

			(Won)	2,472,147	(Won)	2,020,280
			JPY	(14,192)	JPY	(4,695)

Discounts on debentures are amortized over the period from the date of issuance to the date of maturity, using the effective interest rate, and the amortized amounts are charged to interest expense.

KT FREETEL CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(2) Convertible bonds as of December 31, 2004 and 2005 are as follows (Won in millions):

Issue sequence	Issue date	Due date	Interest rate per annum (%)		Conversion price	2004		2005
			Coupon	Guaranteed
3rd	Sep. 12, 2002	Sep. 11, 2005	—	9.00	33,202	(Won)	4,800	(Won)	—
43rd	Nov. 29, 2002	Nov. 29, 2005	—	3.00	37,200		370,000		—

						(Won)	374,800	(Won)	—

For the bonds not converted as of the balance sheet date, the Company will redeem the bonds with a premium calculated by applying the compound interest rate method to the difference between the guaranteed interest rate and the coupon interest rate. In relation to these convertible bonds, the Company recorded (Won)17,013 million as accrued interest, which is shown as addition to current portion of long-term debentures, as of December 31, 2004.

(3) Payment schedules for the Company’s debentures as of December 31, 2005 are as follows (Won in millions):

Year	Amount
2006	(Won)	340,280
2007		500,000
2008		320,000
2009		590,000
2010		200,000
2011		70,000

	(Won)	2,020,280

14. DERIVATIVES:

The Company has entered into currency option contracts with Shinhan Bank to hedge economically the risk exposure of fluctuations in the fair value of certain debentures (denominated in Japanese yen) due to the changes in the related foreign currency exchange rate. The currency option contracts as of December 31, 2005 are as follows (Won in millions):

	Term	Contract amount	Type	Fair value	Exercisable exchange rate (JPY/(Won))

Shinhan Bank	2004.05.10-2006.4.20	JPY 2,000,000,000	JPY Call/JPY Put	3,690	10.65-13.4

In relation to the above currency option contracts, the Company recognized the related loss on valuation of currency options of (Won)1,349 million and (Won)2,340 million for the years ended 2004 and 2005, respectively, in the non-operating section of the statement of income.

15. LONG-TERM ACCOUNTS PAYABLE-OTHER:

Long-term account payable-other is related to frequency use right and required to be paid including applicable interest from 2007 to 2011.

KT FREETEL CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Long-term accounts payable-other as of December 31, 2004 and 2005 is stated at net present value of future cash flows, calculated using the effective interest rate of 9.93% at the time of receipt of frequency use license. The Company’s long-term accountings payable-other is as follows (Won in millions):

	2004		2005
Long-term account payable-other	(Won)	650,000	(Won)	650,000
Discount		(111,793)		(90,460)

	(Won)	538,207	(Won)	559,540

Maturities of the Company’s long-term account payable-other as of December 31, 2005 are as follows (Won in millions):

Year	Amount
2007	(Won)	90,000
2008		110,000
2009		130,000
2010		150,000
2011		170,000

	(Won)	650,000

16. RESERVE FOR LIABILITIES:

(1) The Company has accounted for the call bonus mileage and warranty, which the Company is obliged to pay to its customers, as reserve for liabilities. Warranties related to sales of handset are one year and are recorded as liability based on the management’s estimate according to the historical experience. Changes in reserve for liabilities for the year ended December 31, 2005 are summarized as follows (Won in millions):

Year	Call bonus		Warranty
Beginning of year	(Won)	15,429	(Won)	2,435
Payment		(6,382)		(6,278)
Provision		9,849		6,678

		18,896		2,835
Less : current portion		9,096		2,835

	(Won)	9,800	(Won)	—

(2) Call bonus mileages provided by the Company expired in 5 years from the date when call bonus mileages are earned. The Company expects its call bonus mileages to be used as follows (Won in millions):

Year	Nominal amount		Present value
2006	(Won)	9,328	(Won)	9,096
2007		4,941		4,557
2008		3,124		2,735
2009		1,975		1,642
2010		1,092		866

	(Won)	20,460	(Won)	18,896

KT FREETEL CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

17. SHAREHOLDERS’ EQUITY:

(1) Capital stock

The Company has authorized 400,000,000 shares of (Won)5,000 par value common stock and issued 201,000,000 shares as of December 31, 2005.

The changes in capital stock for the year ended December 31, 2005 are as follows (Won in millions):

Date	Cause of changes	Par value (won)		Number of shares	Capital stock		Capital surplus
Beginning of year	—	(Won)	5,000	184,067,319	(Won)	955,703	(Won)	1,324,535
December 26, 2005	Retirement of treasury stock		—	(555,000)		—		—
December 26, 2005	Paid-in capital increase	(Won)	5,000	17,695,772		88,478		405,832
December 31, 2005	Changes in consolidated subsidiaries		—	—		—		581

End of year				201,208,091	(Won)	1,044,181	(Won)	1,730,948

(2) Treasury stock

In 2003, the Company reissued 132,864 shares of treasury stock to the Employee Stock Ownership Plan (“ESOP”). The fair value of such treasury stocks at the time of their reissuance totaled (Won)2,969 million and is recorded as salaries and wages. The difference between the acquisition cost and the fair value amounting to (Won)1,535 million is recorded as capital adjustments.

In 2005, the Company disposed 2,705,845 shares of treasury stock and recorded a loss on disposal of treasury stock for (Won)17,457 million, which is included in capital adjustments.

As of December 31, 2005, the Company holds 61,247 shares of treasury stock and intends to dispose of such treasury stocks in the near future.

(3) Stock Option Plan

The Company entered into stock option agreements with the Chief Executive Officer and senior managers. The stock option will be vested after two years from the date of grant and can be exercised for five years from the date when they are vested. Upon the exercise of stock options, the Company will issue its common stocks.

The changes in stock options for the year ended December 31, 2005 are as follows (Won in millions):

Date	Number of shares	Weighted average exercise price
Outstanding at beginning of year	604,700	(Won)	31,466
Granted	128,800		30,700
Forfeited or expired	(220,987)		30,000
Outstanding at end of year	512,513	(Won)	31,899

Exercisable at end of year	383,713	(Won)	32,301

The details of the stock options granted as of December 31, 2005 are as follows:

Grant Date	Employee	Number of shares	Exercise price/share		Methods	Exercise period
2001. 3.29	Former CEO	18,000	(Won)	41,273	New stock issue	2004. 3.29~2009. 3.28
2002. 3.25	Senior managers	44,800		45,178	New stock issue	2005. 3.25~2010. 3.24
2003. 9. 8	CEO, Senior managers	320,913		30,000	New stock issue	2005.9.9~2010. 9.8
2005.3.4	Senior managers	128,800		30,700	New stock issue	2007.5.5~2012.3.4

KT FREETEL CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The Company values its stock options granted based on the fair value method (See Note 2). Total compensation expense of (Won)5,316 million was allocated over the vesting period and the compensation expense charged to operations for the years ended December 31, 2003, 2004 and 2005 are (Won)1,591 million, (Won)2,409 million and (Won)354 million, respectively. As of December 31, 2005, approximately 19,299,709 shares of common stocks have been reserved for issuance under the stock option plan.

The principal assumptions made in relation to the estimation of compensation expense for stock options are as follows:

	1st		2nd		3rd		4th
Risk-free interest rate (%)		6.12		6.44		4.31		4.18
Expected lives (years)		3		3		3		3
Expected forfeitures per year (%)		—		—		—		—
Volatility (%)		122.33		97.05		63.14		37.33
Fair value per option	(Won)	28,417	(Won)	30,565	(Won)	8,812	(Won)	4,715
Total compensation cost (Won in millions)	(Won)	512	(Won)	1,369	(Won)	2,828	(Won)	607

18. INCOME TAX AND DEFERRED INCOME TAXES:

(1) The statutory corporate income tax rate, including resident surtax, applicable to the Company is approximately 29.7 percent in 2003 and 2004, and 27.5 percent in 2005. Income tax expense for the years ended December 31, 2003, 2004 and 2005 is as follows (Won in millions):

	2003		2004		2005
Income before income tax	(Won)	455,656	(Won)	315,588	(Won)	604,797
Adjustments:
Permanent differences		16,624		17,458		(2,159)
Temporary differences, net		46,499		20,402		89,107

		63,123		37,860		86,948

Taxable income before tax loss carryforward		518,779		353,448		691,745
Tax loss carryforward		(135,600)		(109,860)		(94,982)

Taxable income		383,179		243,588		596,763
Tax rate (%)		29.7		29.7		27.5

Tax calculated on taxable income		113,804		72,346		164,109
Tax credit		(42,485)		(28,402)		(55,015)

Income tax currently payable		71,319		43,944		109,094
Foreign income tax		35		—		—
Decrease (Increase) in deferred income taxes:
Temporary differences		(12,978)		(4,486)		(24,975)
Utilization of accumulated tax losses carried forward		—		(13,750)		13,750
Utilization of accumulated tax credit carried forward		(7,674)		(142)		(39,016)
Income tax expense directly reflected to capital		—		—		(2,343)

Income tax expense	(Won)	50,702	(Won)	25,566	(Won)	56,510

KT FREETEL CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(2) Changes in deferred income taxes for the years ended December 31, 2003, 2004 and 2005 are as follows (Won in millions):

	2003		2004		2005
Beginning of year	(Won)	68,508	(Won)	97,464	(Won)	114,444
Increase		37,261		18,377		49,487
Decrease from changes in consolidated subsidiaries		(8,305)		(1,397)		—

		97,464		114,444		163,931
Less: current portion		—		(74,953)		(99,576)

End of year	(Won)	97,464	(Won)	39,491	(Won)	64,355

(3) The tax effects of each type of temporary difference that gave rise to a significant portion of the deferred tax assets and liabilities at 2004 and 2005 are as follows (Won in millions):

	2004		2005
Current
Allowance for doubtful accounts	(Won)	17,999	(Won)	28,007
Accrued expense		10,493		14,386
Inventory		517		7,698
Tax and dues		6,293		6,869
Tax loss carryforward		3,781
Tax credit carryforwards		20,114		30,063
Other		15,756		12,553

		74,953		99,576

Non-current
Long-term investment securities		14,057		18,575
Long-term interest expense		4,326		—
Provision for severance indemnities		6,511		7,149
Tax credit carryforwards		5,837		34,969
Other		8,760		3,642

	(Won)	39,491	(Won)	64,355

19. OPERATING REVENUE AND EXPENSES:

(1) Operating revenue for the years ended December 31, 2003, 2004 and 2005 consist of the following (Won in millions):

	2003		2004		2005
PCS service	(Won)	4,246,131	(Won)	4,695,733	(Won)	5,076,026
Sales of PCS handsets		877,481		1,247,159		1,044,463

	(Won)	5,123,612	(Won)	5,942,892	(Won)	6,120,489

KT FREETEL CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(2) Operating expenses for the years ended December 31, 2003, 2004 and 2005 are summarized below (Won in millions).

	2003		2004		2005
Salaries and wages	(Won)	146,271	(Won)	175,541	(Won)	180,242
Provision for severance indemnities		12,257		12,485		14,968
Employee welfare		27,041		29,665		31,308
Rent		100,925		114,220		114,971
Lease		40,839		61,307		61,307
Commissions		424,255		439,524		414,632
Depreciation		838,747		996,044		1,043,022
Amortization		15,288		108,243		116,947
Tax and dues		47,887		45,400		44,363
Interconnection charges		464,264		506,982		603,160
Leased line charges		355,936		357,257		360,655
Ordinary development costs		13,146		9,583		9,652
Sales promotion		131,394		180,574		162,040
Sales commissions		457,760		718,089		721,154
Advertisements		123,842		135,663		114,711
Bad debt		52,488		25,485		54,375
Water and electricity		43,980		49,686		54,900
Communications		29,397		28,907		30,485
Repairs and maintenance		59,373		58,456		74,340
Cost of PCS handset sales		881,678		1,268,367		1,000,824
Other		75,192		81,267		84,689

	(Won)	4,341,960	(Won)	5,402,745	(Won)	5,292,745

20. RELATED PARTY TRANSACTIONS:

(1) Transactions with related parties for the years ended December 31, 2003, 2004 and 2005 are as follows (Won in millions):

Revenues:

	Transaction	2003		2004		2005
KT Corporation	Interconnection charges and others	(Won)	599,176	(Won)	631,544	(Won)	779,524
KT Solutions(*)	Interconnection charges and others		9,683		8,772		2,348
KT Hitel(*)	Interconnection charges and others		—		43		50
Others	Interconnection charges and others		775		1,478		1,085

		(Won)	609,634	(Won)	641,837	(Won)	783,007

Expenses:

	Transaction	2003		2004		2005
KT Corporation	Leased line charges and others	(Won)	475,648	(Won)	482,900	(Won)	512,426
KT Solutions(*)	Interconnection charges and others		2,437		8,258		7,671
KT Hitel(*)	Interconnection charges and others		280		24,425		26,833
Others	Interconnection charges and others		3,591		2,190		1,059

		(Won)	481,956	(Won)	517,773	(Won)	547,989

KT FREETEL CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(2) Receivables and payables with related parties as of December 31, 2004 and 2005 are as follows (Won in millions):

	Receivables				Payables
	2004		2005		2004		2005
KT Corporation	(Won)	155,301	(Won)	239,432	(Won)	389,725	(Won)	41,878
KT Solutions(*)		300		43		377		304
KT Hitel(*)		—		20		2,584		3,561
Others		384		19		293		240

	(Won)	155,985	(Won)	239,514	(Won)	392,979	(Won)	45,983

(*)	KT Solutions, a telephone management company, and KT Hitel, a data communication service provider, are subsidiaries of KT Corporation.

21. SIGNIFICANT CONTRACTS AND CONTINGENT LIABILITIES:

(1) In 1997, the Company entered into an air-time resale agreement with KT Corporation whereby KT Corporation provides wireless services using the Company’s telecommunications network. As a compensation for providing telecommunications network, the Company receives certain amount of fee calculated based on the outgoing calls generated from KT Corporation’s subscribers multiplied by a rate per minute.

(2) As of December 31, 2005, the Company is involved in 19 lawsuits as the defendant for total claims of (Won)4,428 million and has filed 7 lawsuits as the plaintiff for the total claims of (Won)4,120 million. The Company’s management believes that the outcome of these lawsuits will not have a material impact on the financial statements.

22. SEGMENT INFORMATION:

The Company’s reportable segments are separate legal entities that offer different products and services. The segments are managed separately based on the difference in products and services. The Company has two reportable operating segments: PCS service and sales of PCS handsets. The accounting policies of the segments are the same as those described in Note 2.

Details of the Company’s business segment operations for the years ended December 31, 2003, 2004 and 2005 are as follows (Won in millions):

2003	PCS service		PCS handsets		Total
Operating revenue	(Won)	5,076,526	(Won)	47,086	(Won)	5,123,612
Operating income		782,231		(579)		781,652
Ordinary income		459,084		(3,428)		455,656
Interest income		24,095		407		24,502
Interest expense		272,992		1,893		274,885
Income tax expense		51,657		(955)		50,702
Depreciation		837,971		1,459		839,430
Property and equipment, net(*)		4,322,367		8,879		4,331,246

KT FREETEL CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

2004	PCS service		PCS handsets		Total
Operating revenue	(Won)	5,830,818	(Won)	112,074	(Won)	5,942,892
Operating income		528,987		11,160		540,147
Ordinary income		308,610		6,978		315,588
Interest income		12,691		141		12,832
Interest expense		220,606		2,082		222,688
Income tax expense		24,709		857		25,566
Depreciation		992,900		3,144		996,044
Property and equipment, net(*)		4,417,615		12,594		4,430,209

2005	PCS service		PCS handsets		Total
Operating revenue	(Won)	6,051,789	(Won)	68,700	(Won)	6,120,489
Operating income		824,796		2,948		827,744
Ordinary income		610,653		(5,856)		604,797
Interest income		9,406		—		9,406
Interest expense		184,695		2,006		186,701
Income tax expense		63,650		(7,140)		56,510
Depreciation		1,037,761		5,261		1,043,022
Property and equipment, net(*)		4,050,656		17,960		4,068,616

(*)	Construction in progresses is not included.

23. MERGER:

Effective March 6, 2003, KT ICOM, a former affiliate, was merged into KT Freetel as an entity under common control (the “Merger”). The overview of the Merger is as follows:

(1) Relation of the two companies

Prior to the Merger, both KT ICOM and KT Freetel were subsidiaries of KT Corporation.

(2) Schedule of Merger

The Merger was approved at the general meeting of shareholders on January 28, 2003 and became effective on March 6, 2003.

(3) Exchange rate of shares

0.55636 share of KT Freetel was issued in exchange for one share of KTI COM, and KT ICOM had 100,000,000 issued shares with (Won)5,000 par value at the time of the Merger. The number of newly issued common shares to KT ICOM shareholders was 7,082,476.

(4) Result of the Merger

Assets, liabilities and treasury stock transferred from KT ICOM to KT Freetel at book value as shown on the consolidated financial statements of the parent company were (Won)2,458,989 million, (Won)707,162 million and (Won)66,777 million, respectively.

As a result of the Merger, the investment securities of KT ICOM accounted for using the equity method of (Won)1,590,360 million were eliminated. The common shares of (Won)35,412 million was issued at par value to KT ICOM’s shareholders and the value of net assets transferred was (Won)1,818,604 million. The difference between the carrying value of the investment securities and the value of net assets transferred amounting to (Won)228,244 million, less (Won)35,412 million of capital stock issued at par value and the issuance cost of (Won)177 million, was recorded as paid-in capital in excess of par value.

KT FREETEL CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

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

24. RECONCILIATION TO ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN THE UNITED STATES:

Accounting practices used by the Company in preparing the accompanying financial statements in conformity with generally accepted accounting principles in the Republic of Korea (“Korean GAAP”), but do not conform to accounting principles generally accepted in the United States of America (“U.S. GAAP”). The significant differences applicable to the Company are described below. Other differences do not have a significant effect on either net income or shareholders’ equity.

(1) Consolidated Subsidiary

Under Korean GAAP, as explained in Note 1(2) to the consolidated financial statements, investments in subsidiaries and substantially controlled entities are consolidated, except for companies with total assets as of the

KT FREETEL CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

prior year end of less than (Won)7,000 million or which are not incorporated companies. Generally, substantial control is deemed to exist when the investor is the largest shareholder and owns more than 30 percent of total outstanding voting stock, However, U.S. GAAP generally requires that all majority-owned subsidiaries be consolidated and that any entity of which the Company owns twenty to fifty percent of total outstanding voting stock not be consolidated; rather that entity should be accounted for under the equity method. Accordingly, KTFMhows with total assets as of the prior year end of less than (Won)7,000 million is included in the consolidation and Boston Enterprise, which KTF owns 39% of total outstanding voting stock, is excluded from the consolidation under U.S. GAAP and instead is accounted for under the equity method.

Presented below is summarized financial information of the above companies in accordance with Korean GAAP as of and for the year ended December 31, 2005 (Won in millions):

	Total assets		Total liabilities		Sales		Net income (loss)
KTFMhows Co., Ltd.	(Won)	8,948	(Won)	4,032	(Won)	7,893	(Won)	148
Boston Enterprise Partners		20,575		129		75		(54)

Condensed consolidated balance sheet of the Company as of December 31 2005 under the U.S. GAAP is presented in Note 24(14).

(2) Capitalization of foreign currency translation gain (loss)

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

(3) Interest Capitalization

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

(5) Deferred Charges

Deferred charges in intangibles consist primarily of development costs. The development costs which are recoverable from future earnings are deferred under Korean GAAP.

Under U.S. GAAP, development costs are charged to expenses when incurred and are classified as operating expenses.

KT FREETEL CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

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

The merger was not accounted for as a merger of entities under common control as KT Freetel and KTM Co., Ltd are not subsidiaries of KT Corporation Under U.S. GAAP.

Under U.S. GAAP, assets and liabilities were transferred from KTM.Com Co., Ltd. to KT Freetel at fair value and the difference between the fair value of capital stock issued and the fair value of net assets transferred was recorded as intangible assets.

The Company classified the intangible assets into two components: subscriber base and goodwill.

(8) Merger with KT ICOM

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

The merger was not accounted for as a merger of entities under common control as KT Freetel and KT ICOM are not subsidiaries of KT Corporation under U.S. GAAP.

Under U.S. GAAP, assets and liabilities were transferred from KT ICOM to KT Freetel at fair value. As the fair value of net assets transferred amounting to (Won)228,244 million exceed the fair value of capital stock issued amounting to (Won)190,755 million, the non-current assets of (Won)37,489 million were reduced proportionally.

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

In accordance with SFAS No. 142, the goodwill and intangibles acquired from KTM.Com and KT ICOM and amortization expense for the years ended December 31, 2003, 2004 and 2005 are as follows (Won in millions):

		Initial amount		Amortization expense
				2003		2004		2005
KTM .Com	Goodwill	(Won)	558,505	(Won)	—	(Won)	—	(Won)	—
	Subscriber base		605,563		162,204		162,204		54,068
	License cost		83,875		—		—		—
KT ICOM	Frequency use right		1,209,883		7,753		91,945		94,134

KT FREETEL CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(10) Disposal of Trade Accounts and Notes Receivable

Under Korean GAAP, the transactions between KT Freetel and KTF First Securitization Specialty Co., Ltd., between KT Freetel and KTF Second Securitization Specialty Co., Ltd. and between KT Freetel and Shinhan Bank Trust are recorded as a sale of trade accounts and notes receivable. Under U.S. GAAP, those transactions do not qualify for sale accounting and as such, the transactions are classified as borrowings.

(11) Minority Interests in Consolidated Subsidiary

Under Korean GAAP, minority interests in consolidated subsidiary are presented as a component of shareholders’ equity in the consolidated balance sheets. Under U.S. GAAP, minority interests in consolidated subsidiary are not included in shareholders’ equity; rather, it is presented between liabilities and shareholders’ equity item in the consolidated balance sheets.

(12) Accrued Severance Benefits

Under the Korean labor law, employees with more than one year of service are entitled to receive a lump sum payment upon voluntary or involuntary termination of their employment. The amount of the benefit is based on the terminated employee’s length of employment and rate of pay prior to termination. Korean GAAP requires that a company record the vested benefit obligation at the balance sheet date assuming all employees were to terminate their employment as of that date. The change in the vested benefit obligation during the year is recorded as the current year’s severance expense.

Under US GAAP, the accrual for severance indemnities is also computed as if all employees were to terminate at the balance sheet date as allowed under EITF 88-1, “Determination of Vested Benefit Obligation for a Defined Benefit Pension Plan.”

The Company expects to pay the following future benefits over next 10 years to its employees upon their normal retirement age (Won in million):

Year	Amount
2012	(Won)	51
2013		138
2014		610
2015		1,763
2016		2,134

	(Won)	4,696

The above amounts were determined based on the employees’ current salary rates and the number of service years that will be accumulated upon their retirement date. These amounts do not include amounts that might be paid to employees that will cease working with the Company before their normal retirement age.

(13) Comprehensive Income

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

KT FREETEL CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Comprehensive income for the years ended December 31, 2003, 2004 and 2005 and accumulated other comprehensive income balance as of December 31, 2003, 2004 and 2005 is summarized as follows:

	Korean Won
	2003		2004		2005
	(In millions)
Net income as adjusted in accordance with U.S.GAAP	(Won)	332,756	(Won)	173,856	(Won)	503,798

Other comprehensive income, net of tax:
Foreign currency translation adjustments		—		—		(89)
Unrealized gain (loss) on investments, net of tax of (Won)1,540 million in 2003, (Won)697 million in 2004 and (Won)990 million in 2005		3,646		(1,649)		5,989
Realized gain (loss) due to sale of investment securities		(548)		—		(3,268)

Comprehensive income as adjusted in accordance with U.S. GAAP	(Won)	335,854	(Won)	172,207	(Won)	506,430

	Korean Won
	2003		2004		2005
	(In millions)
Accumulated other comprehensive income(loss)balance
Foreign currency translation adjustments	(Won)	—		—	(Won)	(89)
Unrealized gain (loss) on investments		5,186		3,537		6,258

	(Won)	5,186	(Won)	3,537	(Won)	6,169

(14) New Accounting Pronouncements

In November 2004, the FASB issued SFAS No. 151, “Inventory Costs, an Amendment of ARB No. 43, Chapter 4.” SFAS No.151 clarifies the accounting for abnormal amounts of idle facility expense, freight, handling costs, and wasted material. The Statement is effective for inventory costs incurred during fiscal year beginning after June 15, 2005. Management does not expect this statement will have a material impact on the Company’s consolidated financial position or results of operations.

In December 2004, the FASB issued Statement of Financial Accounting Standards (“SFAS”) No.123 (revised 2004), “Share-Based Payments” (SFAS 123R). This statement eliminates the option to apply the intrinsic value measurement provisions of Accounting Principles Board (“APB”) Opinion No. 25, “Accounting for Stock Issued to Employees” to stock compensation awards issued to employees. Rather, SFAS 123R requires companies to measure the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award. That cost will be recognized over the period during which an employee is required to provide services in exchange for the award (usually the vesting period). SFAS 123R applies to all awards granted after the required effective date and to awards modified, repurchased, or cancelled after that date. SFAS 123R will be effective from January 1, 2006. Management does not expect that adoption of this statement will have a material impact on the Company’s consolidated financial position or results of operations.

In December 2004, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No.153, “Exchanges of Nonmonetary Assets—an amendment of APB Opinion No. 29” (“SFAS 153”), which amends Accounting Principles Board Opinion No. 29, “Accounting for Nonmonetary Transactions” to eliminate the exception for nonmonetary exchanges of similar productive assets and replaces it with a general exception for exchanges of nonmonetary assets that do not have commercial substance. SFAS 153 is effective for nonmonetary assets exchanges occurring in fiscal periods beginning after June 15, 2005. Management does not anticipate that the adoption of this statement will have a material effect on the Company’s consolidated financial position or results of operations.

KT FREETEL CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

In March 2006, the FASB issued SFAS No. 156, “Accounting for Servicing of Financial Assets—an amendment of FASB Statement No. 140.” SFAS No. 156 requires that an entity separately recognize a servicing asset or a servicing liability when it undertakes an obligation to service a financial asset under a servicing contract in certain situations. Such servicing assets or servicing liabilities are required to be initially measured at fair value, if practicable. SFAS No. 156 also allows an entity to choose one of two methods when subsequently measuring its servicing assets and servicing liabilities: (1) the amortization method or (2) the fair value measurement method. The amortization method existed under SFAS No. 140 and remains unchanged in (1) allowing entities to amortize their servicing assets or servicing liabilities in proportion to and over the period of estimated net servicing income or net servicing loss and (2) requiring the assessment of those servicing assets or servicing liabilities for impairment or increased obligation based on fair value at each reporting date. The fair value measurement method allows entities to measure their servicing assets or servicing liabilities at fair value each reporting date and report changes in fair value in earnings in the period the change occurs. The Statement is effective for fiscal years beginning after September 15, 2006. The adoption of this Statement is not expected to have a material impact on the Company’s financial position, operating results or cash flows.

In February 2006, the FASB issued SFAS No. 155, “Accounting for Certain Hybrid Financial Instruments—an amendment of FASB Statements No. 133 and 140,” that permits fair value remeasurement of certain hybrid financial instruments, clarifies the scope of SFAS No. 133 regarding interest-only and principal-only strips, and provides further guidance on certain issues regarding beneficial interests in securitized financial assets, concentrations of credit risk and qualifying special purpose entities. SFAS No. 155 is effective for all instruments acquired or issued as of the first fiscal year beginning after September 15, 2006 and may be applied to certain other financial instruments held prior to the adoption date. Earlier adoption is permitted as of the beginning of an entity’s fiscal year providing the entity has not yet issued financial statements. The Company does not expect the adoption of SFAS No. 155 to have a material impact on the Company’s financial position, operating results or cash flows.

In March 2004, the EITF supplemented EITF Issue No. 03-1, “The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments.” EITF Issue No. 03-1 provides guidance for evaluating whether an investment is other-than-temporarily impaired and requires disclosures about unrealized losses on investments in debt and equity securities. In September 2004, the FASB issued FASB Staff Position EITF Issue 03-1-1, “Effective Date of Paragraphs 10-20 of EITF Issue 03-1,” which deferred the effective date of the recognition and measurement provisions of the consensus until further guidance is issued.

In November 2005, the FASB issued FASB Staff Position (“FSP”) No. FAS 115-1, “The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments,” revising the recognition and measurement provisions of EITF Issue No. 03-1. This FSP clarified and reaffirmed existing guidance as to when an investment is considered impaired, whether that impairment is other than temporary, and the measurement of an impairment loss. Certain disclosures about unrealized losses on available-for-sale debt and equity securities that have not been recognized as other-than-temporary impairments are required under FSP No. FAS 115-1. The FSP is effective for fiscal years beginning after December 15, 2005. As the FSP reaffirms existing guidance, the Company does not expect this FSP to have a significant impact on the Company’s financial position, operating results or cash flows.

In June 2005, the EITF of the FASB issued EITF Issue No. 04-5, “Determining Whether a General Partner, or the General Partners as a Group, Controls a Limited Partnership or Similar Entity When the Limited Partners Have Certain Rights.” EITF Issue No. 04-5 provides that the general partner(s) is presumed to control the limited partnership, unless the limited partners possess either substantive participating rights or the substantive ability to dissolve the limited partnership or otherwise remove the general partner(s) without cause (“kick-out rights”). Kick-out rights are substantive if they can be exercised by a simple majority of the limited partners voting

KT FREETEL CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

interests. The guidance applies to general partners of all new limited partnerships formed and for existing limited partnerships for which the partnership agreements are modified after June 29, 2005, and to general partners in all other limited partnerships no later than the beginning of the first reporting period in fiscal years beginning after December 15, 2005. The adoption of this guidance is not expected to have a material impact on the Company’s financial position, operating results or cash flows.

In May 2005, the FASB issued SFAS No. 154, “Accounting Changes and Error Corrections—a replacement of APB Opinion No. 20 and FASB Statement No. 3.” SFAS No. 154 generally requires retrospective application to prior periods’ financial statements of all voluntary changes in accounting principle and changes required when a new pronouncement does not include specific transition provisions. This Statement applies to the Company beginning January 1, 2006.

(15) Effect on Net Earnings and Shareholders’ Equity

The effects of the significant adjustments to net earnings and shareholders’ equity that are required if U.S. GAAP were applied instead of Korean GAAP are summarized as follows (Won in millions, except per share amounts):

	2003		2004		2005
Net income under Korean GAAP	(Won)	406,029	(Won)	287,863	(Won)	547,297

Adjustments:
(1) Capitalization of foreign currency translation gain (loss), net		820		819		820
(2) Interest capitalization		75,867		12,403		(1,050)
(4) Deferred charges		(3,210)		(3,693)		(5,058)
(5) Revenue recognition		4,150		(1,075)		(3,348)
(7) Merger with KT ICOM		240		2,884		2,884
(8) Amortization of goodwill		(162,204)		(162,204)		(54,068)
(9) Disposal of trade accounts and notes receivable		(7,357)		(6,385)		(179)
Deferred tax effect of U.S. GAAP adjustments		18,421		43,244		16,500

		(73,273)		(114,007)		(43,499)

Adjusted net income under U.S. GAAP	(Won)	332,756	(Won)	173,856	(Won)	503,798

Basic earnings per share	(Won)	1,776	(Won)	946	(Won)	2,774

	2004		2005
Shareholders’ equity under Korean GAAP	(Won)	3,190,149	(Won)	4,206,722

Adjustments:
(1) Capitalization of foreign currency translation gain (loss), net		(1,427)		(607)
(2) Interest capitalization		69,789		68,739
(3) Licensing cost		44,953		44,953
(4) Deferred charges		(6,903)		(11,961)
(5) Revenue recognition		(2,818)		(6,166)
(6) Merger with KTM.Com		631,596		577,528
(7) Merger with KT ICOM		(34,365)		(31,481)
(9) Disposal of trade accounts and notes receivable		326		147
(10) Minority interests in consolidated subsidiary		(8,040)		(20,787)
Deferred tax effect of U.S.GAAP adjustments		(194,003)		(177,503)

		499,108		442,862

Shareholders’ equity under U.S. GAAP	(Won)	3,689,257	(Won)	4,649,584

KT FREETEL CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The condensed balance sheets in accordance with U.S. GAAP as of December 31, 2004 and 2005 are as follows (Won in millions):

	2004		2005
Assets:
Current assets	(Won)	1,986,830	(Won)	2,823,851
Property and equipment		4,653,296		4,151,328
Intangible assets		1,876,382		1,725,136
Other assets		399,296		659,417

	(Won)	8,915,804	(Won)	9,359,732

Liabilities:
Current liabilities	(Won)	2,414,635	(Won)	1,774,570
Long-term liabilities		2,805,940		2,927,920

		5,220,575		4,702,490
Minority interest in consolidated subsidiaries		5,972		7,658
Shareholders’ equity		3,689,257		4,649,584

	(Won)	8,915,804	(Won)	9,359,732

The following table reconciles cash flows from operating, investing and financing activities for the years ended December 31, 2003, 2004 and 2005 under Korean GAAP, as reported in the consolidated financial statements to cash flows from operating, investing and financing activities for the years ended December 31, 2003, 2004 and 2005 under U.S. GAAP (in millions of Korean won) :

	2003		2004		2005
Cash flows from operating activities based on Korean GAAP	(Won)	664,962	(Won)	919,998	(Won)	2,218,891
Adjustments :
Trading securities		403,881		516		(240,000)
Asset securitization transactions		479,104		218,225		—
Difference of Consolidation scope (Note1)		—		—		(1,021)

Cash flows from operating activities based on U.S. GAAP	(Won)	1,547,947	(Won)	1,138,739	(Won)	1,977,870

Cash flows from investing activities based on Korean GAAP	(Won)	(97,234)	(Won)	(936,452)	(Won)	(1,324,036)
Adjustments :
Trading securities		(403,881)		(516)		240,000
Asset securitization transactions		(9,830)		(15,228)		—
Difference of Consolidation scope (Note1)		—		—		6,082

Cash flows from investing activities based on U.S. GAAP	(Won)	(510,945)	(Won)	(952,196)	(Won)	(1,077,954)

Cash flows from financing activities based on Korean GAAP	(Won)	(578,649)	(Won)	26,971	(Won)	(618,797)
Adjustments :
Asset securitization transactions		(543,768)		(237,733)		—
Difference of Consolidation scope (Note1)		—		—		(20,282)

Cash flows from financing activities based on U.S. GAAP	(Won)	(1,122,417)	(Won)	(210,762)	(Won)	(639,079)

Cash and cash equivalents at end of the year based on Korean GAAP	(Won)	20,424	(Won)	30,941	(Won)	307,600
Adjustments :
Difference of Consolidation scope (Note1)		34,736		—		(15,221)

Cash and cash equivalents at end of the year based on U.S. GAAP	(Won)	55,160	(Won)	30,941	(Won)	292,379

(Note 1) Reconciling items affecting cash flows related to difference in consolidation between Korean GAAP and U.S. GAAP (See Note 24(1))

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

KT CORPORATION
(Registrant)

/s/ Joong-Soo Nam
Name:	Joong-Soo Nam
Title:	President and Chief Executive Officer

Date: June 26, 2006

Exhibit Index

1		Articles of Incorporation of KT Corporation (English translation) Form of Common Stock Certificate of KT Corporation, par value Won 5,000 per share (including translation in English)

2.1	*	Deposit Agreement dated as of May 25, 1999 entered into among KT Corporation, Citibank, N.A., as depositary, and all Holders and Beneficial Owners of American Depositary Shares evidenced by the American Depositary Receipts issued thereunder, including the form of American depositary receipt (incorporated herein by reference to Exhibit(a)(i) of the Registrant’s Registration Statement (Registration No. 333-13578) on Form F-6)

2.2	*	Form of Amendment No. 1 Deposit Agreement dated as of May 25, 1999 entered into among KT Corporation, Citibank, N.A., as depositary, and all Holders and Beneficial Owners of American Depositary Shares evidenced by the American Depositary Receipts issued thereunder, including the form of American depositary receipt (incorporated herein by reference to Exhibit(a)(ii) of the Registrant’s Registration Statement (Registration No. 333-13578) on Form F-6)

2.3	*	Letter from Citibank, N.A., as depositary, to the Registrant relating to the pre-release of the American depositary receipts (incorporated herein by reference to the Registrant’s Registration Statement (Registration No. 333-10330) on Form F-6)

7.1		Computation of ratio of earnings to fixed charges

8.1		List of subsidiaries of KT Corporation

12.1		Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2		Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1		Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1		Consent of KPMG Samjong Accounting Corp. with respect to the financial statements of KT Corporation

15.2		Consent of Deloitte HanaAnjin LLC with respect to the financial statements of KT Freetel Co., Ltd.

15.3		The Telecommunications Basic Law (English translation)

15.4		Enforcement Decree of the Telecommunications Basic Law (English translation)

15.5		The Telecommunications Business Law (English translation)

15.6		Enforcement Decree of the Telecommunications Business Act (English translation)

*	Filed previously.