Form 20-F
period 2006-12-31
KT CORP
filed 2007-06-27
CIK 892450

As filed with the Securities and Exchange Commission on June 27, 2007

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2006

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

None

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

208,095,178 shares of Common Stock, par value Won 5,000 per share

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

Unless otherwise indicated, translations of Won amounts into Dollars in this annual report were made at the noon buying rate in The City of New York for cable transfers in Won per US$1.00 as certified for customs purposes by the Federal Reserve Bank of New York. Unless otherwise stated, the translations of Won into Dollars were made at the noon buying rate in effect on December 29, 2006, which was Won 930.00 to US$1.00.

PART I

Item 1. Identity of Directors, Senior Managers and Advisors

Item 1.A. Directors and Senior Management

Not applicable.

Item 1.B. Advisers

Not applicable.

Item 1.C. Auditors

Not applicable.

Item 2. Offer Statistics and Expected Timetable

Not applicable.

Item 3. Key Information

Item 3.A. Selected Financial Data

You should read the selected consolidated financial data below in conjunction with the Consolidated Financial Statements as of December 31, 2005 and 2006 and for each of the years in the three-year period ended December 31, 2006, and the report of independent registered public accounting firm on these statements included herein. The selected consolidated financial data for the five years ended December 31, 2006 are derived from our audited consolidated financial statements.

Our Consolidated Financial Statements are prepared in accordance with accounting principles generally accepted in Korea (“Korean GAAP”), which differ in certain significant respects from accounting principles generally accepted in the United States of America (“U.S. GAAP”). See Note 35 to the Consolidated Financial Statements for a description of the nature and the effect of such differences.

Income Statement Data

	Year Ended December 31,
	2002		2003		2004		2005		2006		2006
	(In billions of Won and millions of Dollars, except per share data)
Korean GAAP(1):
Operating revenues	(Won)	16,437	(Won)	16,068	(Won)	17,068	(Won)	17,156	(Won)	17,756	US$	19,093
Operating expenses		14,056		14,245		14,588		14,725		15,377		16,534
Operating income		2,382		1,822		2,481		2,431		2,379		2,558
Donations and contribution payments(2)		145		182		147		140		151		163
Gain (loss) on disposition of available-for-sale securities(3)		1,177		772		(15)		70		78		84
Income taxes(4)(5)		741		524		578		387		490		527
Net earnings		1,947		822		1,282		1,085		1,292		1,389
Basic earnings per share(6)		7,504		3,802		6,084		5,131		6,155		6.62
Diluted earnings per share(7)		6,601		3,313		5,697		5,125		6,148		6.61
Dividends per share(8)		860		2,000		3,000		3,000		2,000		2.15

U.S. GAAP(9):
Operating revenues	(Won)	11,508	(Won)	11,776	(Won)	12,240	(Won)	12,328	(Won)	14,088	US$	15,148
Operating income		1,860		1,167		1,944		1,539		1,865		2,006
Income taxes		520		218		387		356		357		384
Net earnings		1,556		395		1,405		1,149		1,329		1,429
Basic earnings per share(6)		5,997		1,830		6,663		5,428		6,333		6.80
Diluted earnings per share(7)		4,972		1,653		6,215		5,423		6,327		6.80

Balance Sheet Data

	Year Ended December 31,
	2002		2003		2004		2005		2006		2006
	(In billions of Won and millions of Dollars)
Korean GAAP(1):
Working capital(10)	(Won)	499	(Won)	(1,184)	(Won)	(1,526)	(Won)	1,309	(Won)	558	US$	600
Net property, plants and equipment		16,853		16,374		15,721		15,087		15,169		16,311
Total assets		29,050		25,557		26,473		24,678		24,222		26,045
Long-term debt, excluding current portion		9,877		9,050		6,985		7,360		6,097		6,556
Refundable deposits for telephone installation		1,534		1,227		1,087		958		907		975
Total stockholders’ equity		9,833		8,397		9,026		10,390		10,697		11,503

U.S. GAAP(9):
Working capital(10)	(Won)	678	(Won)	(99)	(Won)	(763)	(Won)	334	(Won)	333	US$	358
Net property, plants and equipment		11,995		11,515		10,846		10,677		14,730		15,839
Total assets		21,737		19,532		20,384		18,383		24,098		25,912
Total stockholders’ equity		7,270		5,890		6,660		7,345		8,038		8,643

Operating Data

	As of December 31,
	2002	2003	2004	2005	2006
	(Unaudited)
Lines installed (thousands)(11)	25,104	25,202	25,577	26,190	26,838
Lines in service (thousands)(11)	22,327	21,841	21,091	20,837	20,331
Lines in service per 100 inhabitants(12)	46.8	45.6	43.8	43.1	42.0
PCS subscribers (thousands)(13)	10,333	10,442	11,729	12,302	12,914
Broadband Internet subscribers (thousands)	4,922	5,589	6,078	6,242	6,353

Other Financial Data

	Year Ended December 31,
	2002		2003		2004		2005		2006		2006
	(In billions of Won and millions of Dollars)
Korean GAAP:
Net cash provided by operating activities	(Won)	4,827	(Won)	3,190	(Won)	4,719	(Won)	5,986	(Won)	5,764	US$	6,198
Net cash used in investing activities		(4,065)		(1,481)		(3,618)		(2,523)		(3,062)		(3,292)
Net cash used in financing activities		(844)		(2,065)		(106)		(3,725)		(2,417)		(2,599)

U.S. GAAP(9):
Net cash provided by operating activities	(Won)	2,973	(Won)	2,174	(Won)	3,613	(Won)	3,588	(Won)	4,667	US$	5,018
Net cash used in investing activities		(2,639)		(1,654)		(2,607)		(735)		(2,432)		(2,615)
Net cash used in financing activities		(254)		(691)		(19)		(3,362)		(1,671)		(1,796)

(1)	Effective January 1, 2003, we adopted Statements of Korea Accounting Standards (“SKAS”) No. 2 through No. 9. In accordance with these standards, the cumulative effects on prior years were adjusted to the beginning balance of retained earnings. In addition, certain accounts of the prior year consolidated financial statements were reclassified to conform to the current year’s presentation. Effective January 1, 2005, we adopted SKAS No. 15 “Investment in Associates,” No. 16 “Income Taxes” and No. 17 “Provisions, Contingent Liabilities and Contingent Assets”. As allowed by these standards, balances prior to 2005 were not reclassified to conform to the 2005 and 2006 presentation. See Note 2 to the Consolidated Financial Statements.
(2)	Includes donations and contributions to the Government’s Information and Telecommunication Improvement Fund, the Korea Electronic Telecommunication Research Institute and other institutes supporting science and technology research. See Note 33 to the Consolidated Financial Statements.
(3)	Includes a gain of Won 1,154 billion in 2002 as a result of our disposition of 5,457,635 shares of SK Telecom and a gain of Won 776 billion in 2003 as a result of our disposition of 3,809,288 shares of SK Telecom.
(4)	Includes impairment of deferred tax asset of Won 134 billion in 2003, Won 174 billion in 2004, Won 57 billion in 2005 and Won 26 billion in 2006 due to our conclusion that we would not be able to realize the tax benefit of our equity in losses of affiliates within the near future. See Note 26 to the Consolidated Financial Statements.
(5)	With the adoption of the Application of Korea Accounting Standard 06-2 “Deferred Tax Accounting for Investments in Subsidiaries, Affiliated Companies Accounted for Using the Equity Method, and Interest in Joint Ventures,” the amounts have been restated as required by this standard. See Note 29 to the Consolidated Financial Statements.
(6)	Basic earnings per share under Korean GAAP and U.S. GAAP is calculated by dividing net earnings by the weighted average number of shares outstanding during the period. The weighted average number of shares of common stock outstanding during the period was 259,450 thousand for 2002, 216,106 thousand for 2003, 210,759 thousand for 2004, 211,565 thousand for 2005 and 209,895 thousand for 2006.

(7)	Diluted earnings per share are calculated based on the effect of dilutive securities that were outstanding during the period. The denominator of the diluted earnings per share computation is adjusted to include the number of additional common shares that would have been outstanding if the dilutive securities had been converted into common stock. In addition, the numerator is adjusted to include the after-tax amount of interest recognized associated with convertible notes. The weighted average number of common and common equivalent shares outstanding was 300,097 thousand for 2002, 263,556 thousand for 2003, 233,270 thousand for 2004, 211,822 thousand for 2005 and 210,150 thousand for 2006. (Under U.S. GAAP, 300,097 thousand for 2002, 241,291 thousand for 2003, 233,270 thousand for 2004, 211,822 thousand for 2005 and 210,150 thousand for 2006.)
(8)	Dividends paid on a per share basis for shares owned by the Government differ from dividends paid on a per share basis to all the other shareholders. The Government completed the disposition of its ownership interest in us in May 2002. The calculation of dividends per share represents the weighted average dividends paid per share.
(9)	See Note 35 to the Consolidated Financial Statements for reconciliation to U.S. GAAP.
(10)	“Working capital” means current assets minus current liabilities.
(11)	Including public telephones.
(12)	Excluding public telephones.
(13)	Includes subscribers of KTF and resale subscribers of KT Corporation. As of December 31, 2002, KTF had approximately 8.9 million subscribers and KT Corporation had approximately 1.4 million resale subscribers. As of December 31, 2003, KTF had approximately 8.9 million subscribers and KT Corporation had approximately 1.6 million resale subscribers. As of December 31, 2004, KTF had approximately 9.5 million subscribers and KT Corporation had approximately 2.2 million resale subscribers. As of December 31, 2005, KTF had approximately 9.8 million subscribers and KT Corporation had approximately 2.5 million resale subscribers. As of December 31, 2006, KTF had approximately 10.2 million subscribers and KT Corporation had approximately 2.7 million resale subscribers.

Exchange Rate Information

The following table sets out information concerning the noon buying rate for the periods and dates indicated.

Period	At End of Period	Average Rate(1)	High	Low
	(Won per US$1.00)
2002	1,186.3	1,242.0	1,332.0	1,160.6
2003	1,192.0	1,183.0	1,262.0	1,146.0
2004	1,035.1	1,139.3	1,195.1	1,035.1
2005	1,010.0	1,023.2	1,059.8	997.0
2006	930.0	950.1	1,002.9	913.7
2007 (through June 26)	926.1	934.8	949.1	922.3
January	941.0	936.8	942.2	925.4
February	942.3	936.9	942.3	932.5
March	941.1	942.9	949.1	937.2
April	931.0	930.7	937.0	926.1
May	927.4	927.6	934.0	922.3
June (through June 26)	926.1	928.3	932.3	926.1

Source:	Federal Reserve Bank of New York.
(1)	The average rate for each full year is calculated as the average of the noon buying rates on the last business day of each month during the relevant year. The average rate for a full month is calculated as the average of the noon buying rates on each business day during the relevant month (or portion thereof).

Our consolidated financial statements are expressed in Won and, solely for the convenience of the reader, the consolidated financial statements as of and for the year ended December 31, 2006 have been translated into

United States dollars at the rate of Won 930.0 to US$1.00, the noon buying rate in the City of New York for cable transfers in Won as certified for customs purposes by the Federal Reserve Bank of New York at December 29, 2006, the last day in 2006 for which such rate is available. We make no representation that the Won or Dollar amounts contained in this annual report could have been or could be converted into Dollar or Won, as the case may be, at any particular rate or at all.

Item 3.B. Capitalization and Indebtedness

Not applicable.

Item 3.C. Reasons for Offer and Use of Proceeds

Not applicable.

Item 3.D. Risk Factors

You should carefully consider the following factors.

Risks Relating to Our Company

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

Fixed-line Telephone Services. Before December 1991, we were the sole provider of local, domestic long-distance and international long-distance telephone services in Korea. Since then, various competitors have entered the local, domestic long-distance and international long-distance telephone service markets in Korea, which have eroded our market shares. LG DACOM Corporation (formerly DACOM Corporation) and Hanaro Telecom, Inc. currently provide local, domestic long-distance and international long-distance telephone services. In addition, Onse Telecom Corp. and SK Telink, Inc. currently provide domestic long-distance and international long-distance telephone services. Starting in 1998, specific service providers, such as Internet phone service providers, voice resellers and call-back service providers, also began offering international long-distance service in Korea. The entry of these and other potential competitors into the local, domestic long-distance and international long-distance telephone service markets has had and may continue to have a material adverse effect on our revenues and profitability from these businesses. We had a market share in local telephone service of 92.1% as of December 31, 2006 in terms of number of subscribers estimated by us and a market share in domestic long-distance service of 85.6% in 2006 in terms of revenues estimated by us. We cannot give assurance that we will be able to maintain our share of these businesses at or above current levels.

In recent years, the Ministry of Information and Communication implemented local number portability allowing local fixed-line telephone service subscribers to choose a competing local telephone service provider while retaining the same phone number. The gradual implementation of local number portability began in March 2003 and was completed in August 2004. As of December 31, 2006, approximately 352 thousand of our subscribers switched to our competitors and approximately 187 thousand subscribers of our competitors switched to us. Local number portability may enable Hanaro and LG DACOM to compete more effectively for our existing customers and may have a material adverse effect on our number of subscribers and on our results of operations.

PCS Service. KTF, our consolidated subsidiary in which we owned a 52.2% interest as of December 31, 2006, provides PCS service, a type of mobile telecommunications service based on Code Division Multiple Access (“CDMA”) technology. Competitors in the mobile telecommunications service industry are cellular service provider SK Telecom and PCS service provider LG Telecom. KTF (including resale subscribers of KT Corporation) had a market share of 32.1% as of December 31, 2006 in terms of the number of mobile service subscribers in Korea announced by the Ministry of Information and Communication, making KTF the second largest service provider. SK Telecom had a market share of 50.4% as of December 31, 2006.

Starting in January 2004 for SK Telecom subscribers, July 2004 for KTF subscribers and January 2005 for LG Telecom subscribers, mobile subscribers have been allowed to switch their service provider while retaining the same mobile phone number. In addition, all new subscribers of mobile services and existing subscribers who elect to receive a new mobile number, as well as those switching to a third-generation mobile service, are given the uniform mobile code of “010” as the first three digits of their mobile numbers without regard to the mobile service provider. The Ministry of Information and Communication has announced that it will implement the uniform mobile code to all mobile numbers once the total number of subscribers using the uniform mobile code reaches 80% to 90% of the total mobile subscribers in Korea. In addition, starting on March 27, 2006, the Ministry of Information and Communication has allowed mobile service providers to grant subsidies to subscribers who purchase new handsets. KTF currently provides subsidies between Won 80,000 to Won 300,000 to subscribers for purchase of PCS handsets if they meet certain minimum subscription and billing requirements. Mobile number portability has intensified competition among the mobile service providers and increased their marketing expenses. In addition, the decision by the Ministry of Information and Communication to allow subsidies for handsets may further intensify competition among the mobile service providers and may increase their marketing expenses. If the mobile service providers adopt a strategy of expanding market share through price competition, it could lead to a decrease in the net profit margins of KTF.

On March 6, 2003, KT ICOM, a company created by a consortium of companies including KT Corporation and KTF to offer W-CDMA-based IMT-2000 services, merged into KTF in a stock-for-stock transaction. IMT-2000 is a third-generation, high-capacity wireless communications technology, which allows operators to provide to their customers significantly more bandwidth capacity. Although we expect that our competitors will face similar challenges that we expect to face in implementing this third-generation technology, we cannot assure you that KTF will be able to successfully compete with other service providers. KTF’s inability to compete effectively with other service providers could have a material adverse effect on its financial condition and results of operations. See “—Implementation of the IMT-2000 technology poses challenges and risks to us.” In addition, KTF and NTT DoCoMo Inc. (“DoCoMo”) entered into a strategic alliance in December 2005, pursuant to which DoCoMo acquired common shares representing 10.0% interest in KTF for Won 564 billion. Under the agreement, DoCoMo has the right to require us to purchase these shares if KTF fails to achieve an agreed W-CDMA service coverage rate in Korea by December 31, 2008. If the option is exercised by DoCoMo, we will be required to purchase the shares at the acquisition price plus interest by February 15, 2009. KTF believes that it has achieved W-CDMA service coverage rate specified in the agreement, and DoCoMo is expected to complete its verification in the second half of 2007.

Internet Services. The Korean broadband Internet access service market has experienced significant growth since Korea Thrunet first introduced its Hybrid Fiber Coaxial (or HFC) based service in 1998. Hanaro Telecom entered the broadband market in 1999 offering both HFC and Asymmetric Digital Subscriber Line (or ADSL) services. We also began offering broadband Internet access service in 1999, followed by Dreamline, Onse and LG DACOM. In recent years, numerous cable television operators have also begun HFC-based services at rates lower than ours. We had a market share of 45.2% as of December 31, 2006 based on the number of subscribers in Korea estimated by us. As a result of having to compete with a number of competitors and the maturing of the Internet access service market, we currently encounter and we expect to encounter pressure to increase marketing expenses in the future. In addition, smaller competitors in the broadband market today may become larger competitors in the future. For example, Hanaro merged with Korea Thrunet in January 2006.

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

WTO Agreement. Under the multilateral agreement on basic telecommunications services among the members of the World Trade Organization effective November 1997 (the “WTO Agreement”), the Government of Korea has agreed to gradually reduce the restrictions on foreign and individual shareholdings in KT Corporation and other network service providers in Korea. The relevant Korean law was amended to give effect to the provisions of the WTO Agreement. While the WTO Agreement enables us to seek foreign investors and strategic partners and to more easily take advantage of opportunities for investments in overseas telecommunications projects, it may also benefit our competitors and further intensify competition in the domestic market.

Implementation of the IMT-2000 technology poses challenges and risks to us.

We acquired the right to purchase one of three licenses to provide IMT-2000 services on December 15, 2000, as a member of a consortium of companies including KT Corporation and KTF. In March 2001, KT ICOM, a company created by the consortium, paid half of the Won 1.3 trillion license fee payable to the Ministry of Information and Communication. KTF, which subsequently merged with KT ICOM, is currently obligated to pay the remaining Won 650 billion over a period of five years starting in 2007 as follows: Won 90 billion in 2007, Won 110 billion in 2008, Won 130 billion in 2009, Won 150 billion in 2010 and Won 170 billion in 2011. This payable accrues interest at the applicable three-year Government bond interest rate minus 0.75%. The accrued interest is paid on an annual basis to the Ministry of Information and Communication.

IMT-2000 presents risks and challenges to our business, any or all of which, if realized or not addressed, may have a material adverse effect on our financial condition and results of operations. We expect KTF to leverage its existing PCS network and 2.5-generation technology to minimize its capital expenditures and other costs related to developing IMT-2000 services. However, we believe KTF will still require significant amounts of research and development and capital expenditures to build out its IMT-2000 network. No assurance can be given that the content, solutions and network will be developed in a timely and efficient manner by us or third parties, or if developed will gain market acceptance such that KTF will be able to derive revenues from IMT-2000 services to justify the license fee, capital expenditures and other investments required for such service. KTF expanded its coverage area of High Speed Downlink Packet Access (or HSDPA)-based IMT-2000 services to 84 cities in December 2006 and nationwide in March 2007. KTF’s HSDPA-based IMT-2000 services may not be commercially successful if there are unfavorable market conditions or weak service demand.

Our WiBro service poses challenges and risks to us.

In March 2005, we acquired a license to provide wireless broadband Internet access service for Won 126 billion. Wireless broadband Internet access service, or WiBro, enables two-way wireless broadband Internet access to portable computers, mobile phones and other portable devices at a speed averaging 1 Mbps per user. A subscriber is able to access the WiBro network during transit up to 120 kilometers per hour. We positioned WiBro to provide Internet Protocol (IP)-based triple-play services, which are voice, data and video. We conducted trial service of WiBro service in parts of Seoul and Gyunggi Province starting in April 2006 and commercially launched our service in these areas in June 2006. We expanded the service to all of metropolitan Seoul and select universities in Gyunggi Province in April 2007, and we plan to gradually further expand the service to other major cities in Korea, subject to market demand. We are planning to spend approximately Won 240 billion in capital expenditures in 2007 to expand our WiBro network, which we may adjust after periodic assessments. We believe that significant additional amounts of capital expenditures and research and development will be required to complete buildout of our WiBro network. No assurance can be given that the network will be developed in a timely and efficient manner by us or third parties, or if developed that it will gain market acceptance such that we will be able to derive revenues from WiBro service to justify the license fee, capital expenditures and other investments required to provide such service.

Disputes with our labor union may disrupt our business operations.

In the past, we have experienced opposition from our labor union for our strategy of restructuring to improve our efficiency and profitability by disposing of non-core businesses and reducing our employee base. Although we have not experienced any significant labor disputes and unrests during the past five years, there can be no assurance that we will not experience in the future labor disputes and unrests, including expanded protests and strikes, which could disrupt our business operations and have an adverse effect on our financial condition and results of operation.

We also negotiate collective bargaining agreements every two years with our labor union and annually negotiate a wage agreement. Our current collective bargaining agreement expires in August 2007. Although we have been able to reach collective bargaining agreements and wage agreements with our labor union in recent years, there can be no assurance that we will not experience in the future labor disputes and unrests resulting from disagreements with the labor union.

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

Furthermore, the Ministry of Information and Communication has recently announced a “road map” highlighting upcoming revisions in regulations to promote deregulation of the telecommunications industry. The road map includes allowing telecommunications service providers to bundle their services, such as broadband Internet access service, mobile telephone service and fixed-line telephone service, at a discounted rate starting in July 2007, provided that we and SK Telecom, which are designated as market-dominating business entities under the Telecommunications Business Act, allow other competitors to employ the services provided by us and SK

Telecom, respectively, so that the competitors can provide similar discounted package services. The road map also includes plans to amend the regulations and provisions under the Telecommunications Business Act by as early as October of this year to permit licensed transmission service providers to offer local, domestic long-distance and international long-distance telephone services, as well as broadband Internet access and Internet phone services, without the need to obtain further approval from the Ministry of Information and Communication. The Ministry of Information and Communication also plans to extend local number portability to Internet phone subscribers, which the ministry expects to implement in 2008.

We also plan to put more focus on entering the IP media market, including offering broadband Internet television (or IP-TV) service. The Government is currently reviewing how it should regulate this new industry. Although we currently believe that we will be able to compete in this market, there can be no assurance that the Government regulations and policies will permit us to do so. We will strive to enter the IP-TV market early, but we may need to adjust the timing depending on governmental regulations and policies.

Government policies and regulations relating to the above as well as other regulations involving the telecommunications industry may change (including as a result of the implementation of free trade agreements between Korea and other countries, including the United States, as well as new changes that may be implemented by the new administration subsequent to the national presidential election in December 2007), which could have a material adverse effect on our operations and financial condition. See “Item 4. Information on the Company—Item 4.B. Business Overview—Regulation.”

We are subject to various regulations under the Monopoly Regulation and Fair Trade Act.

The Monopoly Regulation and Fair Trade Act provides for various regulations and restrictions on large business groups enforced by the Fair Trade Commission. Previously, we were not regulated as a large business group under the Monopoly Regulation and Fair Trade Act because the Fair Trade Commission did not designate companies with Government ownership (including Government invested enterprises and The Korea Development Bank) as large business groups. The Fair Trade Commission initially designated us as a large business group under the Monopoly Regulation and Fair Trade Act on April 1, 2002, which subjects us to regulations prohibiting, among other things, our cross guarantees of debt and cross shareholdings by members of a business group.

In July 2004, the Fair Trade Commission began an antitrust investigation into alleged unfair collaborative practices of us, Hanaro, LG DACOM and Onse in local, domestic long-distance and international long-distance telephone service markets, as well as in broadband Internet access and Internet leased line service markets. On May 25, 2005, the Fair Trade Commission imposed fines of Won 116 billion on us, Won 2 billion on Hanaro and Won 1 billion on LG DACOM, claiming that we and these other companies engaged in unfair collaborative practices in local telephone and Internet leased line service markets. On September 14, 2005, the Fair Trade Commission imposed an additional fine of Won 24 billion on us for our alleged unfair collaborative practices in domestic and international long-distance telephone service market. We were following administrative guidelines from the Ministry of Information and Communication, which had advised that we, as a dominant service provider in these markets, assist late market entrants in order to promote a more competitive local telephone service market in Korea. The legality of such administrative guidelines from the Ministry of Information and Communication has been disputed by the Fair Trade Commission. We filed for judicial review of administrative actions related to local, domestic long-distance and international long-distance telephone service markets, but we cannot give any assurance that the ultimate outcome of the lawsuit or related future actions will be favorable to us or reduce the amount of fine imposed on us. As a result of the ruling by the Fair Trade Commission, we have recorded Won 140 billion as taxes and dues under operating expenses in 2005 and paid such amount in 2006. There can be no assurance that any future investigations by the Fair Trade Commission on alleged unfair collaborative price-fixing practices will not have a material adverse effect on our financial condition or results of operations. See “Item 8. Financial Information—Item 8.A. Consolidated Statements and Other Financial Information—Legal Proceedings.”

Depreciation of the value of the Won against the Dollar and other major foreign currencies may have a material adverse effect on the results of our operations and on the prices of our securities.

Substantially all of our revenues are denominated in Won. Depreciation of the Won may materially affect the results of our operations because, among other things, it causes an increase in the amount of Won required by us to make interest and principal payments on our foreign-currency-denominated debt, the costs of equipment that we purchase from overseas sources, net settlement payments to foreign carriers and administrations and certain payments related to our derivative instruments entered into for foreign exchange risk hedging purposes. Of the Won 7,450 billion total long-term debt (including current portion) outstanding as of December 31, 2006, Won 1,413 billion was denominated in foreign currencies with interest rates ranging from 4.88% to 7.63%. See “Item 3. Key Information—Item 3.A. Select Financial Data—Exchange Rate Information” and Item 5. Operating and Financial Review and Prospects—Item 5.B. Liquidity and Capital Resources.”

Risks Relating to Korea

Korea is our most important market, and our current business and future growth could be materially and adversely affected if economic conditions in Korea deteriorate.

We are incorporated in Korea, and substantially all of our operations and assets are located in Korea. As a result, we are subject to political, economic, legal and regulatory risks specific to Korea.

From early 1997 until 1999, Korea experienced a significant financial and economic downturn, from which it is widely believed the country has now recovered to a significant extent. However, the economic indicators in recent years have shown mixed signs of recovery and uncertainty, and future recovery or growth of the economy is subject to many factors beyond our control. Events related to the terrorist attacks in the United States on September 11, 2001, recent developments in the Middle East including the war in Iraq, higher oil prices, the general weakness of the global economy and the occurrence of avian flu in Asia and other parts of the world have increased the uncertainty of global economic prospects and may continue to adversely affect the Korean economy. Any future deterioration of the Korean and global economy could adversely affect our business, financial condition and results of operations.

Developments that could have an adverse impact on Korea’s economy include:

•	financial problems or lack of progress in restructuring of chaebols, or Korean conglomerates, other large troubled companies, their suppliers or the financial sector;

•	loss of investor confidence arising from corporate accounting irregularities and corporate governance issues of certain Korean conglomerates;

•	a slowdown in consumer spending;

•	adverse changes or volatility in foreign currency reserve levels, commodity prices, exchange rates, interest rates or stock markets;

•	adverse developments in the economies of countries that are important export markets for Korea, such as the United States, Japan and China, or in emerging market economies in Asia or elsewhere;

•

the continued emergence of the Chinese economy, to the extent its benefits (such as increased exports to China) are outweighed by its costs (such as competition in export markets or for foreign investment and the relocation of manufacturing bases from Korea to China);

•	social and labor unrest;

•	substantial decreases in the market prices of Korean real estate;

•

a decrease in tax revenues and a substantial increase in the Korean government’s expenditures for unemployment compensation and other social programs that, together, would lead to an increased government budget deficit;

•	geo-political uncertainty and risk of further attacks by terrorist groups around the world;

•	implementation of free trade agreements between Korea and other countries, including the United States;

•	the recurrence of severe acute respiratory syndrome, or SARS, or an outbreak of avian flu in Asia and other parts of the world;

•	deterioration in economic or diplomatic relations between Korea and its trading partners or allies, including deterioration resulting from trade disputes or disagreements in foreign policy;

•	political uncertainty or increasing strife among or within political parties in Korea;

•	hostilities involving oil producing countries in the Middle East and any material disruption in the supply of oil or increase in the price of oil; and

•	an increase in the level of tension or an outbreak of hostilities between North Korea and Korea or the United States.

Escalations in tensions with North Korea could have an adverse effect on us.

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

In December 2002, North Korea removed the seals and surveillance equipment from its Yongbyon nuclear power plant and evicted inspectors from the United Nations International Atomic Energy Agency. In January 2003, North Korea renounced its obligations under the Nuclear Non-Proliferation Treaty. Since the renouncement, Korea, the United States, North Korea, China, Japan and Russia have held numerous rounds of six party multi-lateral talks in an effort to resolve issues relating to North Korea’s nuclear weapons program.

In addition to conducting test flights of long-range missiles, North Korea announced in October 2006 that it had successfully conducted a nuclear test, which increased tensions in the region and elicited strong objections worldwide. In response, the United Nations Security Council passed a resolution that prohibits any United Nations member state from conducting transactions with North Korea in connection with any large scale arms and material or technology related to missile development or weapons of mass destruction and from providing luxury goods to North Korea, imposes an asset freeze and travel ban on persons associated with North Korea’s weapons program, and calls upon all United Nations member states to take cooperative action, including through inspection of cargo to or from North Korea. In response, North Korea agreed in February 2007 at the six-party talks to shut down and seal the Yongbyon nuclear facility, including the reprocessing facility, and readmit international inspectors to conduct all necessary monitoring and verifications. In return, the other five parties in the six-party talks agreed to provide emergency energy assistance of 50,000 tons of heavy fuel oil to North Korea in the initial phase.

There can be no assurance that the February 2007 accord will be implemented as agreed or the level of tension on the Korean peninsula will not escalate in the future. Any further increase in tension could have an adverse effect on our operations.

Risks Relating to the Securities

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

Under the Telecommunications Business Act, a foreign shareholder who holds 5.0% or more of our total shares is prohibited from becoming our largest shareholder. However, any foreign shareholder who held 5.0% or more of our total shares and was our largest shareholder on or prior to May 9, 2004 is exempt from the regulations, provided that such foreign shareholder may not acquire any more of our shares. Under the Telecommunications Business Act, the Ministry of Information and Communication may, if it deems it necessary to preserve substantial public interests, prohibit a foreign shareholder from being our largest shareholder. In addition, the Foreign Investment Promotion Act prohibits any foreign shareholder from being our largest shareholder if such shareholder owns 5.0% or more of our shares with voting rights. In the event that any foreigner or foreign government acquires our shares in violation of the above provisions, such foreign shareholder may not be able to exercise voting rights with respect to common shares exceeding such threshold. The Ministry of Information and Communication may also order us or the foreign shareholder to take corrective measures in respect of the excess shares within a specified period of six months or less.

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

Our legal and commercial name is KT Corporation. Our principal executive offices are located at 206 Jungja-dong, Bundang-ku, Sungnam, Gyunggi-do, Korea, and our telephone number is (8231) 727-0114.

Item 4.B. Business Overview

We are the leading telecommunications service provider in Korea and one of the largest and most advanced in Asia. As an integrated telecommunications service provider, our principal services include:

•	telephone services, including local, domestic long-distance and international long-distance fixed-line telephone services and interconnection services to other telecommunications companies;

•	broadband Internet access service and other Internet-related services;

•	PCS mobile telecommunications service through our subsidiary, KTF; and

•	various other services, including leased line service and other data communication service, satellite service and information technology and network services.

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

We are focusing on building upon our strong position in each of our principal lines of business:

•

We are currently the dominant provider of fixed-line telephone services in Korea with approximately 26.8 million installed lines, of which 20.0 million lines were in service as of December 31, 2006. As of December 31, 2006, our market share of the local market was 92.1% based on the number of local fixed-line subscribers estimated by us. Based on revenues in 2006 estimated by us, our market share of the domestic long-distance market was 85.6%;

•	We are Korea’s largest broadband Internet access provider in terms of subscribers, with 6.4 million subscribers as of December 31, 2006, representing a market share of 45.2%;

•

We are Korea’s second largest mobile telecommunications service provider. KTF, our consolidated subsidiary, had approximately 13.0 million subscribers (including our resale subscribers) as of December 31, 2006, representing a market share of 32.1% of the total mobile service market in Korea based on the number of mobile subscribers announced by the Ministry of Information and Communication; and

•	We are also the leading provider of data communication service in Korea.

For the year ended December 31, 2006, under Korean GAAP our operating revenues were Won 17,756 billion (US$19,093 million), our net earnings were Won 1,292 billion (US$1,389 million) and our basic earnings per share was Won 6,155 (US$6.62). As of December 31, 2006, our total stockholders’ equity was Won 10,697 billion (US$11,503 million).

The Telecommunications Industry in Korea

The Korean telecommunications industry is one of the most developed in Asia in terms of broadband Internet and mobile penetration rates. As of December 31, 2006, the broadband Internet penetration rate, which is calculated by dividing the number of broadband Internet access service subscribers by the number of households in Korea, was 88.0%, and the mobile penetration rate, which is calculated by dividing the number of mobile subscribers by the population of Korea, was 83.1%. According to the Ministry of Information and Communication, the number of broadband Internet access subscribers totaled 14.0 million as of December 31, 2006 and the number of mobile subscribers totaled 40.0 million as of such date.

The Ministry of Information and Communication has the primary responsibility for regulating the telecommunications industry in Korea. See “—Regulation.”

Broadband Internet Access Market

With advancement of broadband technology, the Korean broadband Internet access market has experienced significant growth. Broadband Internet connection can be achieved through satellite, terrestrial wireless and fiber optic-based solutions. However, the principal technologies used in the provision of high speed Internet access are xDSL and HFC. xDSL refers to various types of digital subscriber lines, including ADSL and VDSL. xDSL offers an access solution over existing telephone lines using a specialized modem while HFC service involves the use of two-way cable networks. These two technologies are more widely used than the other available technologies because of their relative reliability, ease of provisioning and cost effectiveness. Since the subscribers of two-way cable networks share a limited bandwidth, the downstream speed tends to slow down as the number of subscribers increases, thereby decreasing the quality of HFC-based service. While xDSL technology was commercially introduced after HFC technology, it has surpassed HFC to become the prevalent broadband access platform in Korea. VDSL, ADSL-based technology with enhanced downstream speed, became commercialized in July 2002. Certain service providers are upgrading their broadband network to enable broadband connection that is comparable to our fiber-to-the-home (or FTTH) connection, which further enhances downstream speed and connection quality.

In recent years, Broadband Internet access service providers and mobile telecommunications service providers have focused their attention to provide wireless Internet connection capabilities. They have introduced wireless LAN service with speed of up to 54 Mbps, which is designed to integrate fixed-line and wireless services by offering high speed wireless Internet access to laptops or PDAs in hot-spot zones and at home. Some service providers have also developed wireless Internet networks to provide WiBro service, which enables two-way wireless broadband Internet access to portable computers, mobile phones and other portable devices at a speed averaging 1 Mbps per user. Commercial WiBro service was launched in parts of Seoul and Gyunggi Province in June 2006. We expanded the service to all of metropolitan Seoul and select universities in Gyunggi Province in April 2007, and we plan to gradually further expand the service to other major cities in Korea, subject to market demand.

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

	As of December 31,
	2002	2003	2004	2005	2006
Total Korean Population(1)	47,640	47,925	48,199	48,294	48,378
Mobile Subscribers(2)	32,343	33,592	36,586	38,342	40,197
PCS(2)	15,123	15,279	17,803	18,812	19,926
Cellular(2)	17,220	18,313	18,783	19,530	20,271
Mobile Subscriber Growth Rate	11.4%	3.9%	8.9%	4.8%	4.8%
Mobile Penetration(3)	67.9%	70.1%	75.9%	79.4%	83.1%

(1)	In thousands, based on population trend estimates by the National Statistical Office of Korea.
(2)	In thousands, based on information announced by the Ministry of Information and Communication.
(3)	Penetration is determined by dividing mobile subscribers by total Korean population.

Korea’s highly developed mobile market also extends into an advanced mobile data market. Mobile Internet service in Korea has grown rapidly since its introduction in 2001. All the mobile operators have developed extensive mobile data and Internet service portals. Korean operators have also invested in networks compatible with Evolution-Data Optimized (or EV-DO) handsets which allow subscribers to enjoy 2.5 generation high speed wireless data services. They also offer third-generation, high-capacity HSDPA wireless Internet and video multimedia communications services which use significantly greater bandwidth capacity.

Business Strategy

We believe the telecommunications market in Korea will continue to expand due to Korea’s growing economy, consumers’ willingness to adopt new technologies, relatively high income and a relatively large middle class. We also believe that the convergence of communications technologies will provide a competitive advantage to incumbent telecommunications service providers with existing infrastructure, which are able to design and construct sophisticated and nationwide networks capable of serving as a common delivery platform for a broad range of services and enhance value for our customers. Consistent with our strategic objectives, we aim to pursue growth in the following four core areas.

•

Delivery. We aim to maintain our market leadership positions in traditional telecommunications service areas and leverage our dominant subscriber base when offering a new generation of services such as WiBro, HSDPA and FTTH. We will also focus on meeting our customers’ increasing demand for ubiquitous access to mobile data communications and integrated fixed-line and wireless telecommunications services. We plan to use our extensive customer relationships and market knowledge to expand our revenue bases by cross-selling our telecommunications products and services.

•

Digital Entertainment. We plan to focus on entering the IP media market and expanding our partnerships with digital media content providers. We began providing standard definition video-on-demand services to customers of our Megapass services in June 2004, and we expect to start providing high definition video-on-demand services in mid-2007. We began promoting video-on-demand services under the new brand name “MegaTV” in June 2007, and plan to expand our MegaTV service to include IP-TV service as soon as permitted to do so under governmental regulations. We will continue our efforts to enhance our ability to provide unique digital media contents, including through acquisitions of leading contents production companies in Korea.

•

Convenience Solutions. Our vision is to provide our customers with a one-stop shop for convenience solutions that will enhance their lifestyle. We plan to expand our scope of services to incorporate convenience solutions such as video home security, home network robotics and real estate maintenance services, either internally or through our subsidiaries or strategic alliances with specialists.

•

Business Solutions. We also aim to provide our corporate customers with a one-stop shop for customized information and technology solutions. We will continue to develop existing services such as Bizmeka (business solutions targeting small- and medium-sized enterprises), Internet data centers and system integration consulting services, as well as introduce new services that can take advantage of our competitive strengths and capture the growth potential that new businesses offer. For example, we plan to focus on procurement of information and technology systems from corporate and financial institutions and providing system maintenance services on a real-time basis, as well as participate in building information and technology infrastructure for ubiquitous city development projects.

Our Services

Telephone Services

Fixed-line Telephone Services. We utilize our extensive nationwide telephone network to provide fixed-line telephone services, which consist of local, domestic long-distance and international long-distance services. These fixed-line telephone services accounted for 22.3% of our operating revenues in 2006. Our telephone network includes exchanges, long-distance transmission equipment and fiber optic and copper cables. The following table gives some basic measures of the development of our telephone system:

	As of or for the Year Ended December 31,
	2002	2003	2004	2005	2006
Total Korean Population(1)	47,640	47,925	48,199	48,294	48,378
Lines installed (thousands)(2)	25,104	25,202	25,577	26,190	26,838
Lines in service (thousands)(2)	22,327	21,841	21,091	20,837	20,331
Lines in service per 100 inhabitants(3)	46.9	45.6	43.8	43.1	42.0
Percentage of lines connected to digital exchanges	92.4	100.0	100.0	100.0	100.0
Fiber optic cable (kilometers)	122,243	128,172	157,707	167,857	212,715
Number of public telephones installed (thousands)	446	374	317	267	218
Domestic long-distance call minutes (millions)(4)	17,133	17,007	15,024	13,368	12,547
Local call pulses (millions)(4)	26,859	23,597	20,585	18,566	16,182	(5)

(1)	In thousands, based on population trend estimates by the National Statistical Office of Korea.
(2)	Including lines used for public telephones.
(3)	Determined based on lines in service and total Korean population.
(4)	Including calls placed from public telephones.
(5)	Company’s estimate.

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

The following table shows the number of minutes of international long-distance calls recorded by us in each specified category for each year in the five-year period ended December 31, 2006:

	Year Ended December 31,
	2002	2003	2004	2005	2006
	(In millions of billed minutes)
Incoming international long-distance calls	544.0	528.8	569.8	558.9	519.4
Outgoing international long-distance calls	572.3	524.7	527.4	467.8	400.9

Total	1,116.3	1,053.5	1,097.2	1,026.7	920.3

United States (26.8%), Japan (17.4%) and China (13.9%) accounted for the greatest percentage of our international long-distance call traffic measured in minutes in 2006. The volume of our outgoing calls exceeded the volume of our incoming calls in 2002. Starting in 2003, the volume of our incoming calls exceeded the volume of our outgoing calls. The agreed settlement rate is applied to the call minutes to determine the applicable net settlement payment.

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

Interconnection. Under the Telecommunications Business Act, we are required to permit other service providers to interconnect to our fixed-line network. Currently, the principal users of this interconnection capacity include Hanaro and LG DACOM (offering local, domestic long-distance and international long-distance services), Onse and SK Telink (offering international and domestic long-distance services), SK Telecom (transmitting calls to and from its cellular network) and KTF and LG Telecom (transmitting calls to and from their PCS networks). We expect that interconnection revenues and payments will remain important for our results of operations. In recent years, revenues from a landline user for a call initiated by a landline user to a mobile service subscriber (land-to-mobile interconnection) have become a significant portion of our results of operations, accounting for 10.0% of our operating revenues in 2006. We recognize as land-to-mobile interconnection revenue the entire amount of the usage charge collected from the landline user and recognize as an expense the amount of interconnection charge paid to the mobile service provider.

Internet Services

Broadband Internet Access Service. Leveraging on our nationwide network of more than 10.7 million installed lines and 212,715 kilometers of fiber optic cable network, we have achieved a leading market position in the broadband Internet access market in Korea. We believe we have a competitive advantage over other broadband Internet access service providers because, unlike our competitors, we can utilize our existing networks nationwide to provide broadband Internet access service. Our broadband Internet access service accounted for 12.1% of our operating revenues in 2006. Our principal Internet access services include:

•	xDSL, Ntopia and FTTH services under the “Megapass” brand name;

•

wireless LAN service under the “Nespot” brand name, which is designed to integrate fixed-line and wireless services by offering high speed wireless Internet access to laptops and PDAs in hot-spot zones and Megapass service in fixed-line environments; and

•	WiBro Internet access service, which enables two-way wireless broadband Internet access to portable computers, mobile phones and other portable devices at a speed averaging 1 Mbps per user.

We had 6.4 million fixed-line Megapass broadband Internet subscribers as of December 31, 2006. We also had 0.4 million Nespot service subscribers as of December 31, 2006. We conducted trial service of WiBro service in parts of Seoul and Gyunggi Province starting in April 2006 and commercially launched our service in these areas in June 2006. Due to the limited service coverage, we have approximately 2,000 subscribers of WiBro service as of March 30, 2007. We expanded the service to all of metropolitan Seoul and select universities in Gyunggi Province in April 2007, and we plan to gradually further expand the service to other major cities in Korea, subject to market demand.

xDSL refers to various types of digital subscriber lines, including ADSL and VDSL. ADSL is a technology that converts existing copper twisted-pair telephone lines into access paths for multimedia and high-speed data communications. In essence, ADSL transforms the existing public telephone network from one limited to voice, text and low-resolution graphics to a system capable of bringing multimedia to subscriber premises without new cabling. The asymmetric design optimizes the bandwidth by maximizing the downstream speed for downloading information from the Internet. While ADSL technology was commercially introduced after HFC-based technology, it has surpassed HFC to become the prevalent access platform in Korea. VDSL, ADSL-based technology with enhanced downstream speed, became commercialized in July 2002. We are currently upgrading our broadband network to enable FTTH connection, which further enhances downstream speed up to 100 Mbps and connection quality.

FTTH is a telecommunication architecture in which a communication path is provided over optical fiber cables extending from the telecommunications operator’s switching equipment to the boundary of home or office. FTTH uses fiber optic cable, which is able to carry a high-bandwidth signal for longer distances without degradation. FTTH is expected to enable us to deliver enhanced products and services that require high bandwidth, such as Internet television service and delivery of other digital media content.

The high-speed downstream rates can reach up to 8 Mbps for ADSL and 100 Mbps for VDSL and FTTH. Downstream rates depend on a number of factors. For a constant wire gauge, the data rate decreases as the length of the copper wire increases. Generally, if the separation between the telephone office and the subscriber is greater than four kilometers, line attenuation is so severe that broadband speeds can no longer be achieved. Approximately 95% of the households subscribing to our basic local telephone service are located within a four kilometer radius of our telephone offices, making our Megapass service available to most of the Korean population. Fiber-optic cable used by FTTH, on the other hand, uses laser light to carry signals that travel long distances inside fiber optic cable without degradation.

Our Megapass Ntopia service connects fiber-optic cables to apartment complexes and buildings with LAN capabilities. This technology allows data transmission speed of up to 100 Mbps. Because the service is UTP cable-based, a subscriber is automatically connected to the Internet whenever his or her personal computer is in operation. We began offering our Megapass Ntopia service in November 2000.

In February 2002, we launched a wireless LAN service called Nespot, which provides laptops and PDAs wireless access to high speed Internet in hot-spot zones and Megapass service in fixed-line environments. Nespot enables subscribers to access the Internet at up to 54 Mbps. We sponsored approximately 14,200 hot-spot zones nationwide for wireless connection as of December 31, 2006. We extended the Nespot service in 2003 through the launch of Nespot Swing, which allows users with PDA phones to connect to the Internet even outside the Nespot hotspots through KTF’s wireless data service specifically designed for PDAs.

In June 2006, we also launched our WiBro service, which enables two-way wireless broadband Internet access to portable computers, mobile phones and other portable devices at a speed averaging 1 Mbps per user. A subscriber is able to access the WiBro network during transit up to 120 kilometers per hour. We positioned WiBro to provide IP-based triple-play services, which are voice, data and video.

Miscellaneous Internet-related Services. Our Internet-related services focus primarily on providing infrastructure and solutions for business enterprises. Our Internet-related services accounted for 3.2% of our operating revenues in 2006.

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

We operate nine Internet data centers located throughout Korea and provide Internet computing services to companies which need servers, storages and leased lines. Internet data centers are facilities used to house, protect and maintain network server computers that store and deliver Internet and other network content, such as web pages, applications and data. Our Internet data centers are designed to meet international standards, and are equipped with temperature control systems, regulated and reliable power supplies, fire detection and suppression equipment, security monitoring and high-bandwidth connections to the Internet. Internet data centers allow corporations or Internet service providers to outsource their application and server hardware management.

Our Internet data centers offer network outsourcing services, server operation services and system support services. Our network outsourcing services include co-location, which is the installation of our customers’ network equipment at our Internet data centers. Co-location is designed to increase customers’ Internet connection speed and reduce connection time and costs by directly connecting the customers’ server to the Internet backbone switch at our Internet data centers. Our server operation services include optimal server management service and technical support service we provide with respect to the leased servers that are linked directly to our Internet backbone switch. We also lease servers and network equipment for a fixed monthly fee. Our system support services include providing system resources for a wide range of Internet computing services, such as application transfer, network storage, video streaming and application download, as well as sending short text messages and messages containing multimedia objects, such as images, audio and video.

We also offer a service called Bizmeka to develop and commercialize business-to-business solutions targeting small- and medium-sized business enterprises in Korea. Bizmeka is an applied application service provider which provides industry-specific business solutions, including customer database management and electronic data interchange.

In addition, we began providing standard definition video-on-demand services to customers of our Megapass services in June 2004, and we expect to start providing high definition video-on-demand services in mid-2007. We began promoting video-on-demand services under the new brand name “MegaTV” in June 2007. Our MegaTV subscribers are offered access to an array of digital media contents, including movies, sports, news, educational programs and TV replay, for a fixed monthly fee. Through a digital set-top box that we rent to our customers, our customers are able to browse the catalogue of digital media contents and view the selected media streams on their television. A set-top box provides two-way communications on an IP network and decodes video streaming data. We rent the set-top boxes free of charge to our customers who sign up for a three-year subscription period. We plan to expand our MegaTV service to include IP-TV service as soon as permitted to do so under governmental regulations.

PCS Service

KTF, one of our consolidated subsidiaries in which we owned a 52.2% interest as of December 31, 2006, obtained one of the three licenses to provide nationwide PCS service in June 1996 and began offering PCS service in all major population centers in Korea in October 1997. PCS service is a digital wireless telephone and data transmission system that uses portable handsets with long battery life to communicate via low-power antennae. KTF’s PCS service uses CDMA technology and utilizes 20 MHz of bandwidth in the 1800 MHz frequency. In May 2001, KTF launched its 2.5 generation high speed wireless data services. Subscribers who have EV-DO-compatible handsets are able to enjoy high speed multimedia services including voice, data and video transmission. KTF also expanded its coverage area of HSDPA-based IMT-2000 services to 84 cities in December 2006 and nationwide in March 2007. KTF currently offers such services under the brand name “Show.” IMT-2000 is a third-generation, high-capacity wireless Internet and video multimedia communications technology which allows an operator to provide to its subscribers significant more bandwidth capacity.

We entered into an air-time reselling arrangement with KTF in July 1999, under the brand name “Let’s 010,” through which we use our extensive marketing network and strong brand name to attract subscribers who can utilize the PCS networks of KTF. We bill directly to our resale subscribers for their usage of KTF’s PCS networks and collect all fees and charges relating to such usage, including initial subscription fees, monthly access fees and usage charges for outgoing calls, wireless data communications and value-added monthly services. We had approximately 2.7 million resale subscribers who utilized KTF’s network as of December 31, 2006.

KTF and DoCoMo entered into a strategic alliance in December 2005, pursuant to which DoCoMo acquired common shares representing 10.0% interest in KTF for Won 564 billion. Under the shareholders’ agreement, DoCoMo has the right to require us to purchase these shares if KTF fails to achieve an agreed W-CDMA service coverage rate in Korea by December 31, 2008. If the option is exercised by DoCoMo, we will be required to purchase the shares at the acquisition price plus interest by February 15, 2009. KTF believes that it has achieved W-CDMA service coverage rate specified in the agreement, and DoCoMo is expected to complete its verification in the second half of 2007.

PCS service accounted for 31.0% of our operating revenues in 2006. The following table shows selected information concerning the usage of KTF’s network during the periods indicated and the number of KTF’s subscribers as of the end of such periods:

	As of or for the Year Ended December 31,
	2004		2005		2006
Outgoing Minutes (in thousands)		19,950,143		19,580,889		19,763,593
Average Monthly Outgoing Minutes per Subscriber(1)		181		169		164
Average Monthly Revenue per Subscriber(2)	(Won)	39,890	(Won)	40,570	(Won)	38,768
Number of Subscribers (in thousands)(3)		11,729		12,302		12,914

(1)	The average monthly outgoing minutes per subscriber is computed by dividing the total minutes of usage for the period by the weighted average number of subscribers for the period and dividing the quotient by the number of months in the period. The weighted average number of subscribers is the sum of the total number of subscribers at the end of each month divided by the number of months in the period.
(2)	The average monthly revenue per subscriber is computed by dividing total monthly access fees, usage charges, interconnection fees and value-added service fees for the period by the weighted average number of subscribers and dividing the quotient by the number of months in the period.
(3)	Includes resale subscribers of KT Corporation who utilized KTF’s network. KT Corporation had approximately 2.7 million resale subscribers as of December 31, 2006.

KTF competes not only with another PCS service provider, LG Telecom, which began its service at around the same time, but also with SK Telecom, a cellular service provider that has a longer operating history. As of December 31, 2006, KTF had approximately 12.9 million subscribers (including resale subscribers of KT Corporation), which was second largest among the three mobile service providers. As of December 31, 2006, in terms of number of subscribers announced by the Ministry of Information and Communication, KTF had a market share of 32.1% of the mobile service market.

Starting in January 2004 for SK Telecom subscribers, July 2004 for KTF subscribers and January 2005 for LG Telecom subscribers, mobile subscribers have been allowed to switch their service provider while retaining the same mobile phone number. In addition, all new subscribers of mobile services and existing subscribers who elect to receive a new mobile number, as well as those switching to a third-generation mobile service, are given the uniform mobile code of “010” as the first three digits of their mobile numbers without regard to the mobile service provider. The Ministry of Information and Communication has announced that it will implement the uniform mobile code to all mobile numbers once the total number of subscribers using the uniform mobile code reaches 80% to 90% of the total mobile subscribers in Korea.

KTF markets its services through two channels: (1) exclusive dealers and (2) the marketing network of KT Corporation pursuant to air-time reselling arrangements with us. The primary distribution channels of KTF are its independent exclusive dealers located throughout Korea. As of December 31, 2006, there were 1,164 independent exclusive dealers of KTF. In addition to assisting new subscribers to activate PCS service and purchase handsets, authorized dealers are connected to the database of KTF and are able to assist customers with account information. Although most of these dealers sell exclusively products and services of KTF, sub-dealers hired by exclusive dealers may sell products and services offered by other mobile telecommunications service providers. Authorized dealers are entitled to a commission for each new subscriber registered, as well as ongoing commissions for the first five years based primarily on the subscriber’s monthly access fee, usage charges and length of subscription. The handsets sold by KTF to the dealers cannot be returned to KTF unless they are defective. If a handset is defective, it may be exchanged for a new one within 14 days from the date of purchase.

KTF does not require its subscribers to make facility deposits or take out facility insurance policies with the Korea Guarantee Insurance Company, unless a subscriber purchased his or her handset through the installment payment plan. In such a situation, facility insurance is required and the subscriber typically pays a one-time, non-refundable insurance fee ranging from Won 10,000 to Won 20,000. KTF conducts the screening process for new subscribers with great caution. A potential subscriber must meet all internal credit criteria before receiving PCS service. The procedure includes checking the history of non-payment and credit information from banks and credit agencies such as the National Information and Credit Evaluation Corporation. Applicants who do not meet the minimum criteria can only subscribe to the PCS service by using a pre-paid card.

Data Communication Service

Our data communication service involves offering exclusive lines that allow point-to-point connection for voice and data traffic between two or more geographically separate points. As of December 31, 2004, 2005 and 2006, we leased 426,633 lines, 410,073 lines and 400,287 lines to domestic businesses, including 102 international leased lines on December 31, 2006. The data communication service accounted for 5.1% of our operating revenues in 2006.

Satellite Services

We currently have two telecommunications satellites in operation, Koreasat 3 and Koreasat 5. Satellite services accounted for 0.6% of our operating revenues in 2006.

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

We launched Koreasat 5 in August 2006, which replaced Koreasat 2. Koreasat 5 is a telecommunication satellite with 24 transponders, of which twelve are used for domestic satellite telecommunication services as a replacement for Koreasat 2 and the remaining twelve are used for domestic or Asia-Pacific regional satellite telecommunication services. The expected orbital life of Koreasat 5 is approximately 15 years.

Miscellaneous Services

We provide various services that extend beyond telephone services and data communications services, including:

•	information technology and network services; and

•	services provided by KTH.

Our miscellaneous services accounted for 4.8% of our operating revenues for 2006.

Information Technology and Network Services. We offer a broad array of integrated information technology and network services to our business customers. Our range of services include consulting, designing, building and maintaining systems and communication networks that satisfy individual needs of our customers in the public and the private sector.

KTH. KTH is a consolidated subsidiary in which we owned a 65.9% interest as of December 31, 2006, and its services include operating paran.com (formerly hanmir.com) portal site and developing on-line contents including on-line games and video-on-demand. In December 2003, we transferred hanmir.com portal site to KTH. KTH plans to focus its efforts on making paran.com portal site compatible for new media environment and strengthening its competitiveness in providing diverse on-line contents.

Revenues and Rates

The table below shows the percentage of our revenues derived from each category of services for each of the years from 2004 through 2006:

	Year Ended December 31,
	2004	2005	2006
Telephone services:
Local service	17.4%	17.0%	16.2%
Non-refundable service initiation fees	0.5	0.4	0.3
Domestic long-distance service	5.0	4.5	3.9
International long-distance service	2.5	2.4	2.2
Land-to-mobile interconnection	10.9	10.0	10.0

Sub-total	36.3	34.3	32.6

Internet services:
Broadband Internet access service	12.5	12.8	12.1
Miscellaneous Internet-related services(1)	2.8	3.2	3.2

Sub-total	15.3	16.0	15.3

PCS service	28.1	30.5	31.0
Sales of goods(2)	10.3	8.8	10.6
Other services:
Data communications service	5.6	5.5	5.1
Satellite service	0.7	0.7	0.6
Miscellaneous(3)	3.7	4.2	4.8

Sub-total	10.0	10.4	10.5

Operating revenues	100.0%	100.0%	100.0%

(1)	Includes revenues from Kornet Internet connection service and services provided by our Internet data centers and Bizmeka.
(2)	Includes PCS handset sales.
(3)	Includes revenues from information technology and network services and KTH.

Telephone Services

Local Telephone Service. Our revenues from local telephone service consist primarily of:

•	Service initiation fees for new lines;

•	Monthly basic charges; and

•	Monthly usage charges based on the number of call pulses.

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

The rates we charge for local calls are currently subject to approval by the Ministry of Information and Communication after consultation with the Ministry of Finance and Economy. The rates are identical for residential and commercial customers. The following table summarizes our local usage rates as of each date on which rates were revised:

	Jan. 1, 1990		Feb. 10, 1993		Aug. 1, 1994		Dec. 1, 1996		Sept. 1, 1997		April 15, 2001		May 1, 2002
Local Usage Charges (per pulse)(1)
Regular service	(Won)	25	(Won)	30	(Won)	40	(Won)	41.6	(Won)	45	(Won)	39	(Won)	39
Public telephone		20		30		40		40		50		50		70

(1)	Since January 1, 1990, usage charges for local service in those metropolitan areas subject to measured service have been based on the number of pulses, which are a function of the duration and number of calls, and per pulse rates. Before January 1, 1993, in areas not subject to measured service, a pulse was triggered once for each local telephone call, regardless of the length of the call. Commencing January 1, 1993, measured service applies to all lines in service. A pulse is triggered at the beginning of each local call and every three minutes thereafter from 8:00 a.m. to 9:00 p.m. on weekdays and every 258 seconds thereafter on holidays and from 9:00 p.m. to 8:00 a.m. on weekdays.

Before September 1998, in addition to a non-refundable service initiation fee of Won 8,000 and a monthly basic charge, a customer was required to pay at the time of a telephone service initiation a non-interest-bearing refundable deposit. The deposit ranged from Won 122,000 to Won 242,000 depending on the size of the local calling area in which the phone was installed. In September 1998, we implemented an alternative telephone service initiation charge system that allowed our customers to choose between the original service plan and a second service plan. The charges under each plan were as follows:

Rates from September 1998 to April 14, 2001	Original Plan	Second Plan
Service initiation Deposit (refunded upon termination of service)	Between Won 122,000 to Won 242,000, depending on location	None

Non-refundable Service Initiation Fee	Won 8,000	Won 100,000

Monthly Basic Charge	Between Won 1,500 to Won 2,500, depending on location	Between Won 2,000 to Won 4,000, depending on location

Through April 14, 2001, approximately 7.1 million customers switched to or enrolled under the second plan. To each of our customers switching plans, we refunded between Won 30,000 and Won 150,000 of their telephone service initiation deposits while keeping Won 92,000, reflecting the Won 100,000 non-refundable telephone service initiation fee under the second plan minus the Won 8,000 non-refundable service initiation fee paid under the original plan.

Starting on April 15, 2001, we implemented a new telephone service initiation charge system. The changes are as follows:

Rates Starting April 15, 2001	New Plan
Service initiation Deposit (refunded upon termination of service)	None

Non-refundable Service Initiation Fee	Won 60,000 (including value added tax)

Monthly Basic Charge	Between Won 3,000 to Won 5,200, depending on location

All new customers subscribing to our local service on or after April 15, 2001 are enrolled under the new plan. Our existing customers who are enrolled in the original plan may switch to the new plan and receive their service initiation deposit back (less Won 52,000, reflecting the Won 60,000 non-refundable service initiation fee paid under the new plan minus the Won 8,000 non-refundable service initiation fee paid under the original plan). Our existing customers who switched to or enrolled under the second plan cannot switch to the new plan.

As of December 31, 2006, we had Won 907 billion of refundable service initiation deposits outstanding and 4,099 thousand subscribers who are enrolled under the original plan and eligible to switch to the new plan and receive their service initiation deposit back (less Won 52,000 as described above). The total refund amount (excluding the non-refundable telephone service initiation fees retained by us) to customers choosing to switch to the new plan or terminate the local telephone service in 2006 amounted to Won 51 billion. As of December 31, 2006, we also had 4,099 thousand subscribers who are enrolled under the second plan and 16,231 thousand subscribers who are enrolled under the new plan.

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

	Date of Rate Change(1)
	May 1, 1991		Feb. 10, 1993		Aug. 1, 1994		Dec. 1, 1996		Sept. 1, 1997		Dec. 1, 2000		April 15, 2001		Nov. 1, 2001
Domestic Long-Distance Charges (per three minutes)(1)(2)
Up to 30 km	(Won)	100	(Won)	100	(Won)	40	(Won)	41.6	(Won)	45	(Won)	45	(Won)	39	(Won)	39
Up to 100 km		391		360		200		182		172		192		192		261
100 km or longer		900		675		313		277		245		252		252		261

(1)	Domestic long-distance calls of up to 30 kilometers are billed on the same basis as local calls. Before April 15, 2001, for domestic long-distance calls in excess of 30 kilometers, a pulse was triggered at the beginning of each call and every 47 seconds for calls up to 100 kilometers or every 33 seconds for calls in excess of 100 kilometers. Commencing April 15, 2001, a pulse was triggered at the beginning of each call and every 30 seconds thereafter. Commencing November 1, 2001, a pulse is triggered at the beginning of each call and every 10 seconds thereafter.
(2)	Rates for domestic long-distance calls in excess of 30 kilometers are currently discounted (by an adjustment in the period between pulses) by 10% on holidays and from 6:00 a.m. to 8:00 a.m. on weekdays, and by 30% from midnight to 6:00 a.m. everyday.

From September 10, 2002 to December 9, 2002, with the approval from the Ministry of Information and Communication, we also offered an optional flat rate plan for our fixed-line telephone service subscribers who had been our customers since August 1, 2001. Under the optional plan, a subscriber who elected to pay the monthly average of local and domestic long-distance usage amounts previously paid by such subscriber from August 1, 2001 to July 31, 2002 plus an extra monthly charge of Won 1,000 to Won 5,000 each month (depending on average usage amount) is able to make unlimited minutes of local and domestic long-distance calls for up to 12 months from the election date. We obtained an approval from the Ministry of Information and Communication to extend the optional flat rate plan for those subscribers who had previously elected to participate.

We also began offering a second optional flat rate plan starting September 1, 2006. Under this optional plan, a subscriber who elects to pay the monthly average of the past six months of local and domestic long-distance usage amounts plus an extra monthly change of Won 500 is able to make free local and domestic long-distance calls up to twice the historical minutes. A subscriber who elects to pay an extra monthly charge of Won 1,000 is able to make free calls up to three times the historical minutes. Usage minutes exceeding these free amounts are charged at a 50.0% discount.

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

The following table shows the interconnection charges we paid per minute (exclusive of value-added taxes) to cellular and PCS operators for landline to mobile calls. The Ministry of Information and Communication announced new rates of interconnection charges we pay for 2006 and 2007 in September 2006.

	Effective Starting
	January 1, 2003		January 1, 2004		January 1, 2005		January 1, 2006		January 1, 2007
SK Telecom	(Won)	41.0	(Won)	31.8	(Won)	31.2	(Won)	33.1	(Won)	32.8
KTF(1)		48.0		47.7		46.7		40.1		39.6
LG Telecom		52.9		58.5		55.0		47.0		45.1

(1)	Eliminated in consolidation of financial statements.

The following table shows the usage charge per minute collected from a landline user for a call initiated by a landline user to a mobile service subscriber.

	Effective Starting
	May 1, 2002		July 1, 2003		September 1, 2004
Weekday	(Won)	93.8	(Won)	89.0	(Won)	87.0
Weekend		88.9		84.0		82.0
Evening(1)		83.9		79.2		77.2

(1)	Evening rates are applicable from 12:00 a.m. to 6:00 a.m. everyday.

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

Land-to-land and Mobile-to-land Interconnection. For a call initiated by a landline subscriber of our competitor to our fixed-line user, the landline service provider collects from its subscriber its normal rate and remits to us a land-to-land interconnection charge. In addition, for a call initiated by a mobile service subscriber to our landline user, the mobile service provider collects from its subscriber its normal rate and remits to us a mobile-to-land interconnection charge. The following table shows such interconnection charge per minute collected for a call depending on the type of call, as determined by the Ministry of Information and Communication.

	Effective Starting
	January 1, 2002		January 1, 2003		January 1, 2004		January 1, 2005		January 1, 2006		January 1, 2007
Local access(1)	(Won)	12.7	(Won)	11.3	(Won)	16.2	(Won)	16.5	(Won)	16.6	(Won)	17.3
Single toll access(2)		16.2		14.9		17.8		18.1		18.2		19.0
Double toll access(3)		20.3		19.0		20.5		20.8		19.9		20.7

Source:	The Ministry of Information and Communication.
(1)	Interconnection between local switching center and local access line.
(2)	Interconnection involving access to single long-distance switching center.
(3)	Interconnection involving access to two long-distance switching centers.

Internet Services

Broadband Internet Access Service. We offer broadband Internet access service that primarily uses existing telephone lines to provide both voice and data transmission. We charge customers of broadband Internet service on a monthly fixed charges. In addition, we charge customers a one time installation fee per site of Won 30,000 and modem rental fee ranging from Won 3,000 to Won 8,000 on a monthly fixed basis. We waive the installation fee if our customers agree to subscribe to our broadband Internet access service for at least one year. The rates we charge for broadband Internet access service are subject to approval by the Ministry of Information and Communication.

The following table summarizes our charges for various broadband Internet services as of April 5, 2007:

	Maximum Speed		Monthly Fee(1)
Megapass Special	100	Mbps	(Won)	40,000
Megapass Premium	50			33,000
Megapass Lite	10			30,000
Megapass Ntopia	100			36,000
WiBro Slim(2)	3			10,000
WiBro Basic(3)	3			20,000
WiBro Special(4)	3			30,000
WiBro Premium(5)	3			40,000

(1)	We provide discounts of up to 15.0% for mandatory subscription periods ranging from one to three years, with the exception of Megapass Ntopia, for which we provide discounts of up to 20.0% for mandatory subscription periods ranging from one to four years.
(2)	We charge a monthly fee of Won 10,000 for up to 500 megabytes of data transmission and Won 50 per megabyte for any additional data transmission in excess of 500 megabytes per month.
(3)	We charge a monthly fee of Won 20,000 for up to 2,000 megabytes of data transmission and Won 25 per megabyte for any additional data transmission in excess of 2,000 megabytes per month.
(4)	We charge a monthly fee of Won 30,000 for up to 4,000 megabytes of data transmission and Won 10 per megabyte for any additional data transmission in excess of 4,000 megabytes per month.
(5)	We charge a monthly fee of Won 40,000 for up to 6,000 megabytes of data transmission and Won 7 per megabyte for any additional data transmission in excess of 6,000 megabytes per month.

We are offering a special promotional discount for subscribers of WiBro until December 31, 2007, in which subscribers may use our WiBro service until March 31, 2008 for a monthly fee of Won 10,000 for up to 1,000 megabytes of data transmission and Won 25 per megabyte for any additional data transmission in excess of 1,000 megabytes per month, or elect to pay a monthly fee of Won 19,800 and enjoy unlimited data transmission.

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

Although KTF provides various rate plans, 31.9% of its subscribers are enrolled in the standard rate plan as of December 31, 2006. Under the standard rate plan, KTF charges an initial subscription fee of Won 30,000, monthly access fee of Won 13,000 and usage charges of Won 18 per ten seconds. KTF’s other rate plans include those that offer a specified number of free airtime minutes per month in return for a higher monthly access fee and those that are geared toward business customers. Our competitors also offer similar plans.

In order to promote its PCS services, KTF acquires PCS handsets in bulk for resale to its subscribers. Until March 26, 2006, KTF and its competitors were restricted from selling handsets to subscribers at prices below the prices at which they purchased the handsets from manufacturers, except in cases of certain PDA phones and W-CDMA phones. Starting on March 27, 2006, the Ministry of Information and Communication has allowed mobile service providers to grant subsidies to subscribers who purchase new handsets. KTF currently provides subsidies between Won 80,000 to Won 300,000 to subscribers for purchase of PCS handsets if they meet certain minimum subscription and billing requirements.

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

Competition

Under the Telecommunications Basic Law and the Telecommunications Business Act, telecommunications service providers in Korea are currently classified into network service providers, value-added service providers and specific service providers. See “—Regulation.”

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

We and SK Telecom have been designated as market-dominating business entities in the respective markets under the Telecommunications Business Act. Under this Act, a market-dominating business entity may not engage in any act of abuse, such as unreasonably interfering with business activities of other business entities, hindering unfairly the entry of newcomers or substantially restricting competition to the detriment of the interests of consumers. The Ministry of Information and Communication has also issued guidelines on fair competition of the telecommunications companies. If any telecommunications service provider breaches the guidelines, the Ministry of Information and Communication may take necessary corrective measures against it after a hearing at which the service provider may defend its action.

Local Telephone Service. We compete with Hanaro and LG DACOM in the local telephone service business. Hanaro began providing local telephone service in 1999, followed by LG DACOM in 2004. In addition, the mobile services provided by SK Telecom and the PCS service providers have had a material adverse effect on KT Corporation in terms of our revenues from fixed-line telephone services. We expect this trend to continue. See “Item 5. Operating and Financial Review and Prospects—Item 5.A. Operating Results—Telephone Service Revenues.”

In recent years, the Ministry of Information and Communication has completed nationwide implementation of local number portability allowing local fixed-line telephone service subscribers to choose a competing local telephone service provider while retaining the same phone number. The gradual implementation of local number portability began in March 2003 and was completed in August 2004. Local number portability may enable Hanaro and LG DACOM to compete more effectively for our existing customers. As of December 31, 2006, approximately 352 thousand of our subscribers switched to our competitors, and approximately 187 thousand subscribers of our competitors switched to us. The following table shows the market share in the local telephone service market in terms of number of subscribers estimated by us as of December 31, 2006:

	Market Share (%)
	KT Corporation	Hanaro	LG DACOM
December 31, 2004	93.8	6.2	—
December 31, 2005	93.2	6.6	0.2
December 31, 2006	92.1	7.5	0.4

Source:	KT Corporation.

Although the local usage charge of our competitors and us is the same at Won 39 per pulse (generally three minutes), our competitors’ non-refundable telephone service initiation charge and basic monthly charge are lower than ours. Our customers pay a non-refundable telephone service initiation charge of Won 60,000 and basic monthly charge of up to Won 5,200, depending on location. On the other hand, customers of our competitors pay a non-refundable telephone service initiation charge of Won 30,000 and a basic monthly charge of up to Won 4,500 depending on location.

Domestic Long-distance Telephone Service. We compete with LG DACOM, Onse, Hanaro and SK Telink in the domestic long-distance market. LG DACOM began offering domestic long-distance service in 1996, followed by Onse in 1999 and Hanaro and SK Telink in 2004. The following table shows the market shares in the domestic long-distance market in terms of revenues estimated by us for the years indicated:

	Market Share (%)
	KT Corporation	LG DACOM	Hanaro	Onse	SK Telink
2004	86.9	6.8	2.8	3.4	—
2005	85.4	6.1	4.8	2.7	1.0
2006	85.6	4.8	6.1	2.1	1.4

Source:	KT Corporation.

Our competitors and we charge Won 39 per three minutes for domestic long-distance calls up to 30 kilometers. For domestic long-distance calls greater than 30 kilometers, our competitors charge between 2.7% to 5.0% less than us. The following table is a comparison of our standard long-distance usage charges per three minutes with the standard rates of our competitors as of December 31, 2006:

	KT Corporation		LG DACOM		Onse		Hanaro		SK Telink
Up to 30 kilometers	(Won)	39	(Won)	39	(Won)	39	(Won)	39	(Won)	39
30 kilometers or longer		261		254		248		251		249

Source:	KT Corporation.

International Long-Distance Telephone Service. Three companies, LG DACOM, Onse and Hanaro, directly compete with us in the international long-distance market. LG DACOM began offering international long-distance service in 1991, followed by Onse in 1997 and Hanaro in 2004. SK Telink, which only provides Internet phone service, entered the international long-distance market in 2003 and offers its services at rates lower than those of network-based international long-distance telephone services. The entry of Internet phone service providers and other telecommunications service providers, such as voice resellers, that can offer telecommunications services at rates lower than ours has increased competition in the international long-distance market and adversely affected our revenues and profitability from international long-distance services. See “—Specific Service Providers.”

Our competitors generally charge less than us for international long-distance calls. The following table is a comparison of our standard long-distance usage charges per one minute with the standard rates of our competitors as of December 31, 2006:

	KT Corporation		LG DACOM		Onse		Hanaro
United States	(Won)	282	(Won)	288	(Won)	276	(Won)	156
Japan		696		678		682		384
China		990		996		984		780
Australia		1,086		1,086		1,044		528
Great Britain		1,008		996		966		498
Germany		948		942		912		402

Source:	KT Corporation.

Broadband Internet Access Service. The Korean broadband Internet access market has experienced significant growth since Korea Thrunet first introduced its HFC-based service in 1998. Hanaro Telecom entered the broadband market in 1999 offering both HFC and ADSL services, and we entered the market with our ADSL services in 1999, followed by Dreamline, Onse and LG DACOM. In addition, the entry of cable television providers that offer HFC-based broadband Internet access services at rates lower than ours has increased competition in the broadband Internet access market. We expect industry consolidation among our competitors in the near future, and smaller competitors in the broadband market today may become larger competitors. For example, Hanaro merged with Korea Thrunet in January 2006.

The following table shows the market share in the broadband Internet access market in terms of number of subscribers estimated by us as of the dates indicated:

	Market Share (%)
	KT Corporation	Hanaro	Others
December 31, 2004	51.0	23.1	25.9
December 31, 2005	51.2	22.7	26.1
December 31, 2006	45.2	25.7	29.1

Source:	KT Corporation.

Our competitors generally charge less than us for broadband Internet access service. The following table is a comparison of fees for our Megapass Lite service with three year mandatory subscription period with fees of our competitors for comparable services as of December 31, 2006:

	KT Corporation		Hanaro		Cable Providers(1)
Monthly subscription fee	(Won)	25,500	(Won)	25,200	(Won)	18,000
Monthly modem rental fee		3,000		3,000		5,000
Initial installation fee		None		None		30,000
Additional installation fee upon moving		10,000		18,000		10,000

Source:	KT Corporation.
(1)	These are fees typically charged by cable providers.

PCS Service. Competition in the mobile telecommunications industry in Korea is intense among cellular service provider SK Telecom and PCS service providers KTF and LG Telecom. Such competition intensified in recent years due to the implementation of mobile number portability, which enables mobile subscribers to switch their service provider while retaining the same mobile phone number, as well as payments of handset subsidies to purchasers of new handsets.

The following table shows the market share in the mobile telecommunications market in terms of number of subscribers announced by the Ministry of Information and Communication as of the dates indicated:

	Market Share (%)
	KTF	SK Telecom	LG Telecom
December 31, 2004	32.1	51.3	16.6
December 31, 2005	32.1	50.9	17.0
December 31, 2006	32.1	50.4	17.4

Source:	KTF.

The following table is a comparison of the standard rate plan of KTF with the standard rate plans of its competitors as of December 31, 2006:

	KTF		SK Telecom		LG Telecom
Type of service		PCS		Cellular		PCS
Monthly access fee	(Won)	13,000	(Won)	13,000	(Won)	12,000
Usage charge per 10 seconds		18		20		18

Source:	KTF.

Data Communication Service. We had a monopoly in domestic data communication service until 1994, when LG DACOM was authorized to provide the leased-line service.

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

Foreign Competition

Under the multilateral agreement on basic telecommunications services among the members of the WTO, effective November 27, 1997, the Government of Korea agreed to gradually reduce the restrictions on foreign and individual shareholdings in KT Corporation and other network service providers in Korea. Currently, the Telecommunications Business Act limits aggregate ownership of shares with voting rights (including equivalent securities with voting rights, such as depository certificates and certain other equity interests, and all references to “shares with voting rights” include such equivalent securities) in network service providers (including us) by foreign shareholders to 49.0% of issued shares with voting rights. In addition, the Telecommunications Business Act and the Foreign Investment Promotion Act prohibit a foreign shareholder from being our largest shareholder if such shareholder holds 5.0% or more of our shares. See “—Regulation—Foreign Investment.” While the WTO Agreement enables us to seek foreign investors and strategic partners and to more easily take advantage of opportunities for investments in overseas telecommunications projects, it may also benefit our competitors and further intensify competition in the domestic market.

Regulation

Under the Telecommunications Basic Law and the Telecommunications Business Act, telecommunications service providers are currently classified into three categories:

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

Under the Telecommunications Basic Law and the Telecommunications Business Act, the Ministry of Information and Communication has comprehensive regulatory authority over the telecommunications industry and all network service providers. The Ministry of Information and Communication’s policy is to promote competition in the Korean telecommunications markets through measures designed to prevent the dominant service provider in any such market from exercising its market power in such a way as to prevent the emergence and development of viable competitors. A network service provider must be licensed by the Ministry of Information and Communication. Our license as a network service provider permits us to engage in a wide range of telecommunications services.

The Ministry of Information and Communication has recently announced a “road map” highlighting upcoming revisions in regulations to promote deregulation of the telecommunications industry. The road map includes allowing telecommunications service providers to bundle their services, such as broadband Internet access service, mobile telephone service and fixed-line telephone service, at a discounted rate starting in July 2007, provided that we and SK Telecom, which are designated as market-dominating business entities under the Telecommunications Business Act, allow other competitors to employ the services provided by us and SK Telecom, respectively, so that the competitors can provide similar discounted package services. The road map also includes plans to amend the regulations and provisions under the Telecommunications Business Act by as early as October of this year to permit licensed transmission service providers to offer local, domestic long-distance and international long-distance telephone services, as well as broadband Internet access and Internet phone services, without the need to obtain further approval from the Ministry of Information and Communication. The Ministry of Information and Communication also plans to extend local number portability to Internet phone subscribers, which the ministry expects to implement in 2008.

Rates

Under current regulations implementing the Telecommunications Business Act, a network service provider may set its rates at its discretion, although it must report to the Ministry of Information and Communication the rates and the general terms and conditions for each type of network service provided by it. There is, however, one exception to this general rule: if a network service provider has the largest market share for a specified type of service and its revenue from that service for the previous year exceeds a specific revenue amount set by the Ministry of Information and Communication, it must obtain prior approval from the Ministry of Information and Communication for the rates and the general terms for that service. Each year the Ministry of Information and Communication designates the service providers and the types of services for which the rates and the general terms must be approved by the Ministry of Information and Communication. In 2006, the Ministry of Information and Communication designated us for local telephone service and broadband Internet access service and SK Telecom for cellular service. The Ministry of Information and Communication, in consultation with the Ministry of Finance and Economy, is required to approve the rates proposed by a network service provider if (1) the proposed rates are appropriate, fair and reasonable and (2) the calculation method for the rates are appropriate and transparent.

Other Activities

A network service provider, such as us, must obtain the permission of the Ministry of Information and Communication in order to:

•

engage in certain businesses specified in the Presidential Decree under the Telecommunications Business Act, such as telecommunications equipment manufacturing business and telecommunications network construction business;

•	change the conditions for its licenses;

•	transfer, terminate, suspend or spin off all or a part of the business for which it is licensed;

•	acquire all or a part of the business of another network service provider; or

•	enter into a merger with another network service provider.

A telephone service provider may provide some network services using the equipment it currently has by submitting a report to the Ministry of Information and Communication. The Ministry of Information and Communication can revoke our licenses or order the suspension of any of our businesses if we do not comply with the regulations of the Ministry of Information and Communication under the Telecommunications Business Act. The Ministry of Information and Communication’s responsibilities also include:

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

The Korea Communications Commission is composed of up to nine commissioners recommended by the Minister of Information and Communications and appointed by the President of Korea. The Ministry of Information and Communication has established a working bureau in the Korea Communications Commission to support the work of the Korea Communications Commission.

Foreign Investment

The Telecommunications Business Act restricts the ownership and control of network service providers by foreign shareholders. Foreigners, foreign governments and “foreign invested companies” may not own more than 49.0% of the issued shares with voting rights of a network service provider, including us, and a foreign shareholder may not become our largest shareholder if such shareholder holds 5.0% or more of our shares. For purposes of the Telecommunications Business Act, the term “foreign invested company” means a company in which foreigners and foreign governments hold 15.0% or more shares with voting rights in the aggregate and a foreigner or a foreign government is the largest shareholder, provided, however, that such company will not be counted as a foreign shareholder for the purposes of the above-referenced 49.0% limit if it holds less than 1.0% of our total issued and outstanding shares with voting rights. As of December 31, 2006, 47.6% of our common shares were owned by foreign investors. In the event that a network service provider violates the shareholding restrictions, its shareholders cannot exercise voting rights for their shares in excess of such limitation, and the Ministry of Information and Communication may require corrective measures be taken to comply with the ownership restrictions. There is no restriction on foreign ownership for specific service providers and value-added service providers.

Individual Shareholding Limit

The Privatization Law ceased to apply to us in August 2002, and ceiling on individual shareholding specified in the articles of incorporation has been eliminated.

Under the Telecommunications Business Act, a foreign shareholder who holds 5.0% or more of our total shares is prohibited from becoming our largest shareholder. However, any foreign shareholder who held 5.0% or more of our total shares and was our largest shareholder on or prior to May 9, 2004 is exempt from the regulations, provided that such foreign shareholder may not acquire any more of our shares. In addition, under the Telecommunications Business Act, the Ministry of Information and Communication may, if it deems it necessary to preserve substantial public interests, prohibit a foreign shareholder from being our largest shareholder. In addition, the Foreign Investment Promotion Act prohibits any foreign shareholder from being our largest shareholder, if such shareholder owns 5.0% or more of our Shares with voting rights. In the event that any foreigner or foreign government acquires our shares in violation of the above provisions, the Telecommunications Business Act restricts such foreign shareholder from exercising his or her voting rights with respect to common shares exceeding such threshold. The Ministry of Information and Communication may also order us or the foreign shareholder to take corrective measures in respect of the excess shares within a specified period of six months or less.

Customers and Customer Billing

We typically charge residential subscribers and business subscribers similar rates for services provided. On a case-by-case basis, we also provide discount rates for some of our high-volume business subscribers. We bill all of our customers on a monthly basis. Our customers may make payment at either payment points such as local post offices, banks or our service offices, through a direct-debit service that automatically deducts the monthly payment from a subscriber’s designated bank account, or through a direct-charge service that automatically charges the monthly payment to a subscriber’s designated credit card account. Approximately 73.8% of our subscribers pay through the direct-debit service. Accounts of subscribers who fail to pay our invoice are transferred to a collection agency, which sends out a notice of payment. If such charges are not paid after notice, we cease to provide outgoing service to such subscribers after a period of time determined by the type of subscribed service. If charges are still not paid two to three months after outgoing service is cut off, we cease all services to such subscribers. After service is ceased, the overdue charges that are not collected by the collection agency are written off.

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

We provide co-location and a variety of value-added services including server-hosting services to a number of corporations whose business largely depends on critical data operated on our servers or on their servers located at our data centers. Any disruptions, interruptions, physical or electronic data loss, delays or slow down in communication connections could expose us to potential liabilities for losses relating to the disrupted businesses of our customers relying on our services.

Item 4.C. Organizational Structure

These matters are discussed under Item 4.B. where relevant.

Item 4.D. Property, Plants and Equipment

Our principal fixed asset is our integrated telecommunications network that consists of exchanges and transmission equipment, access lines, backbone network, and PCS network of KTF. In addition, we own buildings and real estate throughout Korea.

Our fixed-line equipment vendors and mobile equipment suppliers include well-known international and local suppliers such as Samsung Electronics, LG Electronics, Alcatel-Lucent and Cisco Systems.

Exchanges

Exchanges include local exchanges and “toll” exchanges that connect local exchanges to long-distance transmission facilities.

All of our exchanges are fully automatic. We completed replacement of all electromechanical analog exchanges with digital exchanges in June 2003 in order to provide higher speed and larger volume services. We had 26.8 million lines connected to local exchanges and 2.2 million lines connected to toll exchanges as of December 31, 2006.

Internet Backbone

Our Internet backbone network, called KORNET, has the capacity to handle an aggregate traffic of our broadband Internet access subscribers at any given moment of up to 1.54 Tbps as of December 31, 2006. We have set up contingent plans to prepare against various incidents that could affect reliable Internet access service. Starting in 2005, we have also begun deploying our IP premium network, which will enable us to more reliably support digital media services.

Access Lines

As of December 31, 2006, we had 10.7 million access lines installed, which allow us to reach virtually all homes and businesses in Korea. As part of our broadband deployment strategy, we have upgraded many of our access lines by equipping them with broadband capability using xDSL and FTTH technology. As of December 31, 2006, we had approximately 4.8 million broadband lines with speed of at least 50 Mbps that enable us to deliver high-speed Internet access and multimedia content to our customers.

Transmission Network

Our domestic fiber network consisted of 212,715 kilometers of fiber as of December 31, 2006. Our network is based on a synchronous digital hierarchy (SDH) architecture, which allows for instantaneous re-routing and reduced failure in the event of a fiber cut. SDH offers better reliability and performance for optical fiber transmission at a lower operating cost. In addition, we have installed dense wavelength division multiplexing (DWDM) equipment. DWDM technology allows the combination of data from multiple signals on an optical fiber by carrying each signal on a separate wavelength, and substantially improving bandwidth efficiency.

Our extensive domestic long-distance network is supplemented by our fully digital domestic microwave network, which consists of 56 relay sites.

International Network

Our international network infrastructure consists of both submarine cables and satellite transmission systems, which link our domestic network directly to 220 telecommunications service providers in 245 international destinations.

International calls are routed between Korea and international destinations through our four international switching centers, two of which are located in Seoul, while the other two are located in Daejeon and Busan. Each center had four international gateway switches with a combined simultaneous call capacity of approximately 32,107 calls per second as of December 31, 2006.

Telecommunications Satellites

In order to supplement the capacity of our cable and microwave networks and enhance our domestic long-distance and broadcasting services, we operate two telecommunications satellites, Koreasat 3 and 5, launched in 1999 and 2006, respectively. The two satellites are due to reach the end of their normal operational lives in 2014 and 2021, respectively. See “—Item 4.B. Business Overview—Our Services—Satellite Services.”

PCS Networks

PCS network architecture of KTF includes the following components:

•

cell sites, which are physical locations equipped with base transceiver stations consisting of transmitters, receivers and other equipment used to communicate through radio channels with subscribers’ mobile telephone handsets within the range of a cell;

•	base station controllers, which connect to and control, the base transceiver stations;

•	mobile switching centers, which in turn control the base station controllers and the routing of telephone calls; and

•	transmission lines, which connect the mobile switching centers, base station controllers, base transceiver stations and the public switched telephone network.

The following table lists selected information regarding PCS networks of KTF as of December 31, 2006:

	CDMA	W-CDMA
Mobile switching centers	64	8
Base station controllers	552	17
Base transceiver stations	10,334	4,515
Indoor and outdoor repeaters	66,417	101,863

KTF has 20 MHz of bandwidth in the 1,800 MHz spectrum to provide PCS services based on CDMA wireless network standards and another 20 MHz of bandwidth in the 2,000 MHz spectrum to provide IMT-2000 services based on W-CDMA wireless network standards. KTF has also installed an intelligent network on our mobile network infrastructure to provide a wide range of advanced call features and value-added services.

International Submarine Cable Networks

International traffic is handled by telecommunications satellites and submarine cables. Because of the high cost of laying a submarine cable, the usual practice is for multiple carriers to jointly commission a new cable and share the costs and the capacity. We own interests in several international fiber optic submarine cable networks, including:

•	a 20.9% interest in the 1,762-kilometer R-J-K fiber optic submarine cable network connecting Korea, Japan and Russia, activated since January 1995;

•	a 2.3% interest in the 12,083-kilometer Asia Pacific Cable Network connecting Korea, Japan and Hong Kong with six Southeast Asian countries and Australia, activated since January 1997;

•	a 1.4% interest in the 29,000-kilometer FLAG Europe-Asia network connecting Korea, Southeast Asia, the Middle East and Europe, activated since April 1997;

•	a 1.9% interest in the 39,000-kilometer Southeast Asia-Middle East-Western Europe 3 Cable Network linking 34 countries, activated since December 1999;

•	a 6.7% interest in the 30,444-kilometer China-U.S. Cable Network linking Korea, China, Japan, Taiwan and the United States, activated since January 2000;

•	a 3.6% interest in the 19,000-kilometer Asia Pacific Cable Network 2 connecting Korea, China, Japan, Taiwan, Hong Kong, Philippines, Singapore and Malaysia, activated since December 2001; and

•	a 20.0% interest in the 500-kilometer Korea-Japan Cable Network linking Korea and Japan, activated since March 2002.

We have also invested in 15 other international fiber optic submarine cables around the world.

Item 4A. Unresolved Staff Comments

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

The following table shows, for each of the years in the three-year period ended December 31, 2006, our operating revenues, expenses and operating income determined in accordance with Korean GAAP, and each amount as a percentage of consolidated operating revenues.

	Year Ended December 31,
	2004			2005			2006
	(In billions of Won)		(Percentage of consolidated operating revenues)	(In billions of Won)		(Percentage of consolidated operating revenues)	(In billions of Won)		(Percentage of consolidated operating revenues)
Operating revenues:
Telephone services:
Local service	(Won)	2,975	17.4%	(Won)	2,918	17.0%	(Won)	2,885	16.2%
Non-refundable service installation fees		79	0.5		70	0.4		46	0.3
Domestic long-distance service		854	5.0		766	4.5		701	3.9
International long-distance service		420	2.5		407	2.4		383	2.2
Land-to-mobile interconnection		1,861	10.9		1,715	10.0		1,765	10.0

Sub-total		6,189	36.3		5,876	34.3		5,780	32.6

Internet services:
Broadband Internet access service		2,135	12.5		2,204	12.8		2,149	12.1
Miscellaneous Internet-related services		472	2.8		557	3.2		568	3.2

Sub-total		2,607	15.3		2,761	16.0		2,717	15.3

PCS service		4,800	28.1		5,227	30.5		5,496	31.0
Sale of goods		1,755	10.3		1,511	8.8		1,889	10.6
Others:
Data communication service		963	5.6		945	5.5		903	5.1
Satellite service		119	0.7		114	0.7		110	0.6
Miscellaneous(1)		636	3.7		721	4.2		861	4.8

Sub-total		1,718	10.0		1,780	10.4		1,874	10.5

Total operating revenues		17,068	100.0		17,156	100.0		17,756	100.0

Operating expenses:
Salaries and related costs		2,737	16.0		3,046	17.8		2,993	16.9
Depreciation and amortization		3,720	21.8		3,557	20.7		3,557	20.0
Other operating and maintenance(2)		8,131	47.6		8,122	47.3		8,827	49.7

Total operating expenses		14,588	85.5		14,725	85.8		15,377	86.6

Operating income		2,481	14.5		2,431	14.2		2,379	13.4

(1)	Includes revenues from information technology and network services and KTH.
(2)	For a breakdown of other operating and maintenance expenses, see “—Item 5.A. Operating Results—Other Operating and Maintenance Expenses.”

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

One of the major factors contributing to our historical performance was the growth of the Korean economy, and our future performance will depend at least in part on Korea’s general economic growth and prospects. For a description of recent developments that have had and may continue to have an adverse effect on our results of operations and financial condition, see “Item 3. Key Information—Item 3.D. Risk Factors—Korea is our most important market, and our current business and future growth could be materially and adversely affected if economic conditions in Korea deteriorate.” A number of other developments have had or are expected to have a material impact on our results of operations, financial condition and capital expenditures. These developments include:

•	developing and implementing IMT-2000 services;

•	changes in the rate structure for local, domestic long-distance and international long-distance telephone services;

•	fines imposed by the Fair Trade Commission;

•	developing and launching WiBro service; and

•	deployment of FTTH.

As a result of these factors, our financial results in the past may not be indicative of future results or trends in those results.

Developing and Implementing IMT-2000 Services

We acquired the right to purchase one of three licenses to provide IMT-2000 services on December 15, 2000, as a member of a consortium of companies including KT Corporation and KTF. In March 2001, KT ICOM, a company created by the consortium to offer IMT-2000 services, paid half of the Won 1.3 trillion license fee payable to the Ministry of Information and Communication. KTF, which subsequently merged with KT ICOM, is currently obligated to pay the remaining Won 650 billion over a period of five years starting in 2007 as follows: Won 90 billion in 2007, Won 110 billion in 2008, Won 130 billion in 2009, Won 150 billion in 2010 and Won 170 billion in 2011. This payable accrues interest at the applicable three-year Government bond interest rate minus 0.75%. The accrued interest is paid on an annual basis to the Ministry of Information and Communication.

IMT-2000 presents risks and challenges to our business, any or all of which if realized or not addressed may have a material adverse effect on our financial condition and results of operations. We expect KTF to leverage its existing PCS network and 2.5-generation technology to minimize its capital expenditures and other costs related to developing IMT-2000 services. However, we believe KTF will still require significant amounts of research and development and capital expenditures to expand its IMT-2000 network and develop IMT-2000 related services. KTF expanded its coverage area of HSDPA-based IMT-2000 services to 84 cities in December 2006 and nationwide in March 2007, and SK Telecom is expected to launch a competing IMT-2000 service in the near future. KTF’s HSDPA-based IMT-2000 services may not be commercially successful if there are unfavorable market conditions or weak service demand.

Changes in the Rate Structure for Local and Domestic Long-distance Telephone Services

Periodically, we change our rate structure for fixed-line telephone services. In order to mitigate the impact from lower usage charges of local and domestic long-distance calls, we have increased our basic monthly charges and began offering optional flat rate plans for our fixed-line subscribers. Such adjustments in the rate structure have had a positive effect on our financial condition by increasing the portion of fixed income and stabilizing our cash flow. In addition, because the growing use of mobile telecommunications services has decreased the usage of our fixed-line telephone services, we believe we are able to maximize our revenues from fixed-line telephone services by adjusting the rate structure so as to increase our basic monthly charges. For a discussion of adjustments in our rate structure, see “Item 4. Information on the Company—Item 4.B. Business Overview—Revenues and Rates—Telephone Services.”

Fines for Unfair Collaborative Practices Imposed by the Fair Trade Commission

In July 2004, the Fair Trade Commission began an antitrust investigation into alleged unfair collaborative practices of us, Hanaro, LG DACOM and Onse in local, domestic long-distance and international long-distance telephone service markets, as well as in broadband Internet access and Internet leased line service markets. On May 25, 2005, the Fair Trade Commission imposed a fine of Won 116 billion on us, claiming that we engaged in unfair collaborative practices in local telephone and Internet leased line service markets. On September 14, 2005, the Fair Trade Commission imposed an additional fine of Won 24 billion on us for our alleged unfair collaborative practices in domestic and international long-distance telephone service markets. We filed for judicial review of administrative action, but we cannot give any assurance that the ultimate outcome of the lawsuit or related future actions will be favorable to us or reduce the amount of fine imposed on us. As a result of the ruling by the Fair Trade Commission, we recorded Won 140 billion as taxes and dues under operating expenses in 2005 and paid such amount in 2006. There is a possibility that we may also face class action from our shareholders under class action-related laws or individual lawsuits from some of our customers stemming from the rulings by the Fair Trade Commission, and we cannot provide any assurance that the ultimate outcome of any such lawsuits will be favorable to us or that they will not have a material adverse effect on our financial condition or results of operations. See “Item 8. Financial Information—Item 8.A. Consolidated Statements and Other Financial Information—Legal Proceedings.”

Developing and Launching WiBro Service

In March 2005, we acquired a license to provide wireless broadband Internet access service for Won 126 billion. We conducted trial service of WiBro service in parts of Seoul and Gyunggi Province starting in April 2006 and commercially launched our service in these areas in June 2006. We expanded the service to all of metropolitan Seoul and select universities in Gyunggi Province in April 2007 and we plan to gradually further expand the service to other major cities in Korea, subject to market demand. WiBro enables two-way wireless broadband Internet access to portable computers, mobile phones and other portable devices at a speed averaging 1 Mbps per user. A subscriber is able to access the WiBro network during transit up to 120 kilometers per hour. We positioned WiBro to provide IP-based triple-play services, which are voice, data and video. We are planning to spend approximately Won 240 billion in capital expenditures in 2007 to expand our WiBro network, which we may adjust after periodic assessments.

Upgrading of Broadband Network to FTTH

FTTH is a telecommunication architecture in which a communication path is provided over optical fiber cables extending from the telecommunications operator’s switching equipment to the boundary of home or office. Unlike xDSL technology that uses copper wire to deliver information, FTTH uses fiber optic cable, which is able to carry a high-bandwidth signal for longer distances without degradation. FTTH is expected to enable us to deliver enhanced products and services that require high bandwidth, such as Internet television service and delivery of other digital media content. We are planning to spend approximately Won 1.2 trillion in capital expenditures by 2010 to upgrade our broadband network to FTTH, which we may adjust after periodic assessments.

Critical Accounting Policies

The following discussion and analysis is based on our consolidated financial statements, which have been prepared in accordance with Korean GAAP. Korean GAAP varies in certain significant respects from accounting principles generally accepted in the United States of America. We have summarized these differences and their effect on our stockholders’ equity as of December 31, 2005 and 2006 and the results of our operations for each of the years in the three-year period ended December 31, 2006, in Note 35 to the Consolidated Financial Statements.

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

Changes in the allowances for doubtful accounts for each of the years in the three-year period ended December 31, 2006 are summarized as follows:

	2004		2005		2006
	(In millions of Won)
Balance at beginning of year	(Won)	646,273	(Won)	702,635	(Won)	613,873
Provision		287,073		120,048		111,285
Write-offs		(230,711)		(208,810)		(161,994)

Balance at end of year	(Won)	702,635	(Won)	613,873	(Won)	563,164

If economic or specific industry trends change, we would adjust our allowances for doubtful accounts by recording additional expense or benefit. Our study shows that a 5.0% decrease or increase in the historical write-off experience would increase or decrease the provision for doubtful accounts by approximately Won 54 billion as of December 31, 2006.

Useful lives of property, plant and equipment

Property, plant and equipment are depreciated based on the useful lives disclosed in Note 2(h) to the Consolidated Financial Statements. Generally, the useful lives are estimated at the time the asset is acquired and are based on historical experience with similar assets as well as taking into account anticipated technological or other changes. In certain cases and as permitted under Korean GAAP, those useful lives used for accounting purpose are different from the estimated economic lives of the related asset. In addition, the estimated lives of certain other assets, including underground access to cable tunnels, and concrete and steel telephone poles are based on rates established by a ruling by the Korean National Tax Service (which is also applicable under Korean GAAP). If technological changes were to occur more rapidly than anticipated or in a different form than anticipated, the useful lives assigned to these assets may need to be shortened, resulting in the recognition of increased depreciation expense in future periods. For example, effective January 1, 2005, we reduced the useful life of modems from six years to three years as a result of rapid technology development. Such adjustment increased our depreciation expense by approximately Won 59 billion in 2005 and Won 57 billion in 2006, as compared to amount which would have been reported using the previous useful life. A decrease of remaining estimated useful life by one year of our property, plant and equipment would result in an increase of depreciation expense of approximately Won 353 billion in 2006.

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

Our intangible assets include the IMT-2000 frequency usage right, which has a contractual life of 15 years and is amortized from the date commercial service is initiated through the end of its contractual life, which is December 15, 2015. We started to amortize this frequency usage right on December 1, 2003. Because IMT-2000 presents risks and challenges to our business, any or all of which, if realized or not properly addressed, may have a material adverse effect on our financial condition and results of operations, we review the IMT-2000 frequency usage right for impairment on an annual basis. In connection with our review, we utilize the estimated long-term revenue and cash flow forecasts developed as part of our planning process. The use of different assumptions within our cash flow model could result in different amounts for the IMT-2000 frequency usage right. The results of our review using the testing method described above did not indicate any need to impair the IMT-2000 frequency usage right for 2006.

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

In 2003, KTF acquired beneficiary certificates issued by Shinhan Bank Trust in relation to the disposal of trade accounts and notes receivables. In 2005, KTF recognized the difference between the fair value and acquisition cost as impairment loss of Won 22 billion, which may arise from the uncollectability of the trade accounts and notes receivable. On December 31, 2006, KTF terminated the PCS service installment receivable transfer program and disposed of the beneficiary certificates and recognized reversal of impairment loss of Won 12 billion.

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

Under Korean GAAP, recognition of deferred tax benefit from equity in losses of affiliates requires realization of the benefit within the near future, which is construed to mean five years. We do not believe it is probable to realize such benefit from KTF’s investor-level goodwill amortization expenses within five years. Accordingly, we wrote off the related deferred income tax assets in the amount of Won 174 billion in 2004, Won 57 billion in 2005 and Won 26 billion in 2006 by taking charge to deferred income tax expense.

Under U.S. GAAP, deferred tax assets are recognized for the excess of the tax basis over the amount for financial reporting of domestic and foreign investments accounted for on the equity method (except for corporate joint ventures). We purchased additional shares of KTF in 2006, which became a consolidated subsidiary under U.S. GAAP as of August 20, 2006. We had recognized deferred tax assets amounting to Won 417 billion as of August 20, 2006 relating to the basis difference for our investment in KTF while being accounted for under the equity method. As a result of consolidation of KTF, the deferred tax assets can no longer be recorded since it is not apparent that the temporary difference will reverse in the foreseeable future. We eliminated the deferred tax assets with the corresponding charge applied to an increase of goodwill as part of purchase accounting and the initial consolidation of KTF under U.S. GAAP.

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

In 2005, we had local service revenues of Won 2,918 billion, representing a decrease of 1.9% compared to 2004 local service revenues of Won 2,975 billion. The decrease in local service revenues in 2005 was due principally to a 9.8% decrease in the number of local call pulses in 2005 compared to 2004, which was attributable to the continued increase in usage of mobile telephone services and the Internet. Effects from such decrease were partially mitigated by our optional flat rate plan. See “—Overview—Changes in the Rate Structure for Local, Domestic Long-distance and International Long-distance Telephone Services.”

In 2006, we had local service revenues of Won 2,885 billion, representing a decrease of 1.1% compared to 2005 local service revenues. The decrease in local service revenues in 2006 was due principally to a 12.8% decrease in the number of local call pulses in 2006 compared to 2005 attributable to the continued increase in usage of mobile telephone services and the Internet. Effects from such decrease were partially offset by an increase in revenues from interconnection fees, as well as an increase in revenues from value-added services such as local telephone directory assistance.

Non-refundable Service Installation Fee. We implemented a new telephone installation charge system in April 2001, pursuant to which new customers who did not previously subscribe to our local service must pay a Won 60,000 non-refundable installation fee. We also recognize such non-refundable installation fee as revenue. See “Item 4. Information on the Company—Item 4.B. Business Overview—Revenues and Rates—Telephone Services—Local Telephone Service.” We recognized as revenue Won 79 billion in non-refundable service installation fees in 2004, Won 70 billion in 2005 and Won 46 billion in 2006.

Domestic Long-distance Revenues. Service revenues from domestic long-distance service depend on rates, the number of call minutes, and the distance and the time of day each call is made. In addition, we charge interconnection fees to fixed-line competitors, mobile service providers and voice resellers whenever they use our domestic long-distance network in providing their services. Domestic long-distance revenues include revenues from domestic long-distance calls placed from public telephones. Revenues from domestic long-distance service have decreased in recent years and are accounting for a smaller portion of our consolidated operating revenues, decreasing from 5.0% of our consolidated operating revenues in 2004 to 3.9% in 2006.

In 2005, we had domestic long-distance revenues of Won 766 billion, representing a decrease of 10.3% from 2004 domestic long-distance revenues of Won 854 billion. The decrease in domestic long-distance revenues in 2005 was due principally to a 11.0% decrease in the number of domestic long-distance call minutes in 2005 compared to 2004. The decrease in call minutes was due principally to the substitution effect from increase in usage of mobile telephone services and the Internet.

In 2006, we had domestic long-distance revenues of Won 701 billion, representing a decrease of 8.5% from 2005 domestic long-distance revenues. The decrease in domestic long-distance revenues in 2006 was due principally to a 6.1% decrease in the number of domestic long-distance call minutes in 2006 compared to 2005 attributable to the continued increase in usage of mobile telephone services and the Internet.

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

Outgoing calls made by customers in Korea (and by customers from foreign countries under our home country direct-dial service) are billed in accordance with our rate schedule for the country called, which rates vary depending on the time of day when a call is placed. Incoming calls are billed by us to the relevant foreign carrier or administration at the applicable settlement rate specified under the relevant agreement with the foreign entity. International long-distance calls to and from the United States, Japan and China in the aggregate accounted for approximately 58.1% of our total international long-distance call minutes in 2006. See “Item 4. Information on the Company—Item 4.B. Business Overview—Our Services—Telephone Services—Fixed-line Telephone Services.”

In 2005, we had international long-distance revenues of Won 407 billion, representing a decrease of 3.0% compared to 2004 international long-distance revenues of Won 420 billion. Our international long-distance revenues decreased in 2005 primarily due to a 6.4% decrease in the number of international long-distance call minutes in 2005 compared to 2004 resulting from increased usage of mobile phones and Internet phones to make international long distance calls. Effects from such decrease were partially offset by an increase in revenues from our Internet phone service and an increase in call minutes to relatively more expensive China.

In 2006, we had international long-distance revenues of Won 383 billion, representing a decrease of 5.9% compared to 2005 international long-distance revenues. Our international long-distance revenues decreased in 2006 primarily due to a 10.4% decrease in the number of international long-distance call minutes in 2006 compared to 2005 resulting from continued increase in usage of mobile phones and Internet phones to make international long distance calls. Effects from such decrease were partially offset by an increase in revenues from our Internet phone service.

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

In 2005, we had land-to-mobile interconnection revenues of Won 1,715 billion, representing a decrease of 7.8% from 2004 interconnection revenues of Won 1,861 billion, primarily due to a decrease in the usage charge which are collected by us as land-to-mobile interconnection fees, as well as increased volume of calls between mobile subscribers which had the effect of lowering call volume from landline users to mobile subscribers.

In 2006, we had land-to-mobile interconnection revenues of Won 1,765 billion, representing an increase of 2.9% from 2005 interconnection revenues, primarily due to increased volume of calls between landline users to mobile subscribers.

Internet Service Revenues

Broadband Internet access service accounted for 12.5% of our consolidated operating revenues in 2004, 12.8% in 2005 and 12.1% in 2006. Miscellaneous Internet-related services include broadband Internet connection service to institutional customers under the “Kornet” brand name and services provided by our Internet data centers and bizmeka.com.

Broadband Internet Access Service Revenues. Broadband Internet access service revenues include basic monthly charges for fixed-line broadband service and wireless LAN service, as well as applicable one-time installation fees. We do not charge usage fees to our subscribers of broadband Internet access service.

Broadband Internet access service revenues increased by 3.2% to Won 2,204 billion in 2005 from Won 2,135 billion in 2004. The revenue growth slowed in 2005 as our net addition of subscribers decreased in 2005 compared to prior years.

Broadband Internet access service revenues decreased by 2.5% to Won 2,149 billion in 2006 compared to 2005, primarily due to special discounts and waivers on modem rental fees offered to long-term subscribers in 2006, which more than offset the impact from an increase in the number of subscribers.

Miscellaneous Internet-related Service Revenues.

Miscellaneous Internet-related service revenues increased by 18.0% to Won 557 billion in 2005 from Won 472 billion in 2004, primarily due to an increase in revenues related to our Internet data centers and bizmeka service. These revenues increased by 2.0% to Won 568 billion in 2006 compared to 2005 primarily due to an increase in revenues related to our Internet data centers and bizmeka service.

PCS Revenues

Our revenues from PCS service are generated through our consolidated subsidiary KTF and our PCS resale service. We derive revenues principally from:

•	initial subscription fees;

•	monthly access fees;

•	usage charges for outgoing calls;

•	usage charges for wireless data transmission; and

•	value-added monthly service fees.

PCS service revenues increased by 8.8% to Won 5,227 billion in 2005 from Won 4,800 billion in 2004, primarily due to a 4.9% increase in the number of subscribers, including the resale subscribers of KT Corporation, to 12.3 million subscribers as of December 31, 2005 compared to 11.7 million as of December 31, 2004. The average monthly revenue per subscriber of KTF increased to Won 40,570 in 2005 from Won 39,890 in 2004.

PCS service revenues increased by 5.1% to Won 5,496 billion in 2006 from Won 5,227 billion in 2005, primarily due to a 5.0% increase in the number of subscribers, including resale subscribers of KT Corporation, to 12.9 million subscribers as of December 31, 2006 compared to 12.3 million subscribers as of December 31, 2005. The average monthly revenue per subscriber of KTF decreased to Won 38,768 in 2006 from Won 40,570 in 2005.

Sale of Goods

Our revenues from sale of goods are generated primarily through sale of PCS handsets through our consolidated subsidiary KTF and our PCS resale service and sale of specially designed handsets.

Revenues from sale of goods decreased by 13.9% to Won 1,511 billion in 2005 from Won 1,755 billion in 2004. Revenues from sale of goods were unusually high in 2004 due primarily to a high number of PCS handsets purchased by former SK Telecom subscribers who switched to KTF during 2004 after the implementation of mobile phone number portability, which more than offset a decrease in revenues from sale of goods resulting from KTF’s subscribers switching to SK Telecom and LG Telecom starting in July 2004.

Revenues from sale of goods increased by 25.0% to Won 1,889 billion in 2006 compared to 2005, primarily due to an increase in the number of new handsets sold due to issuances of handset subsidies starting on March 27, 2006.

Other Revenues

Other revenues consist primarily of revenues from data communications service, satellite service, and miscellaneous services such as information technology and network services and services provided by KTH.

Revenues from data communications service include basic monthly charges of leased lines based on their distance, the capacity of the line and the type of line provided, as well as applicable one-time installation fees. Data communications service revenues decreased by 1.9% to Won 945 billion in 2005 from Won 963 billion in 2004, primarily as a result of continued decrease in demand for leased lines from Internet service providers. Such revenues decreased further by 4.4% in 2006 to Won 903 billion primarily as a result of continued decrease in demand for leased lines.

Our satellite service revenues decreased by 4.1% to Won 114 billion in 2005 from Won 119 billion in 2004 and decreased further by 3.5% to Won 110 billion in 2006, due primarily to an increase in demand for alternative networking options.

Revenues from miscellaneous services increased by 13.4% to Won 721 billion in 2005 from Won 636 billion in 2004 and increased further by 19.4% to Won 861 billion in 2006, primarily due to an increase in revenues from information technology and network services and services provided by KTH.

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

In 2006, salaries and related costs were Won 2,993 billion, representing a 1.7% decrease from Won 3,046 billion in 2005, primarily as a result of a decrease in employee benefits expense and provision for retirement and severance benefits, partially offset by an increase in salaries and wages. We recorded, as indicated above, a payment of one-time bonuses of Won 91 billion and contribution of approximately 2.3 million treasury shares to our employee stock ownership association in August 2005 and recorded Won 92 billion as employee benefits expense, compared to no such expenses in 2006.

Wireline Communications. In 2005, salaries and related costs increased by 12.4% to Won 2,612 billion from Won 2,324 billion in 2004, primarily as a result of an increase in salaries and wages, as well as a payment of one-time bonuses of Won 91 billion. In 2006, salaries and related costs decreased by 1.0% to Won 2,585 billion, primarily due to reasons discussed above.

PCS Service. In 2005, salaries and related costs increased by 2.7% to Won 228 billion from Won 222 billion in 2004, primarily as a result of an increase in the number of employees. The number of employees at KTF increased by 2.1% to 2,492 as of December 31, 2005 compared to 2,441 as of December 31, 2004. In 2006, salaries and related costs remained the same at Won 228 billion. The number of employees at KTF increased by 0.5% to 2,505 as of December 31, 2006 compared to 2,492 as of December 31, 2005.

Depreciation and Amortization

Depreciation and amortization remained relatively stable in recent years. In 2005, depreciation and amortization expense decreased by 6.3% to Won 3,557 billion from Won 3,720 billion in 2004. In 2006, depreciation and amortization expense remained the same at Won 3,557 billion.

Wireline Communications. Depreciation and amortization expense decreased by 4.8% in 2005 to Won 2,174 billion and by an additional 2.4% in 2006 to Won 2,121 billion due primarily to a decrease in capital expenditures on property and equipment in recent years as a result of a more efficient utilization of our facilities. Such effects more than offset an increase in our depreciation expenses in 2005 and 2006 arising from a change in accounting estimate. Effective January 1, 2005, we changed the estimated useful life used to compute depreciation on modems from six years to three years. As a result of this change in estimate, which is accounted for prospectively, depreciation expense in 2005 increased by Won 59 billion and by Won 57 billion in 2006, as compared to the amount which would have been reported using the previous useful life.

PCS Service. Depreciation and amortization expense increased by 4.4% in 2005 to Won 1,138 billion due primarily to increases in capital expenditures at KTF to enhance and expand its mobile network. Depreciation and amortization expense decreased by 0.3% to Won 1,135 billion in 2006.

Other Operating and Maintenance Expenses

The largest components of other operating and maintenance expenses are commissions and cost of services, cost of PCS handsets, interconnection payments and repairs and maintenance costs. The following table shows other operating and maintenance expenses broken down by major components and the percentage changes in these expenses for each of the years in the three-year period ended December 31, 2006:

	Year Ended December 31,						Year Ended December 31,
	2004		2005		2006		2004/2005	2005/2006
	(In billions of Won)
Commissions, cost of services and settlement payments	(Won)	2,616	(Won)	2,692	(Won)	3,200	2.9%	18.9%
Cost of goods sold		1,782		1,461		1,682	(18.0)	15.1
Interconnection charge		973		1,061		1,178	9.0	11.1
Repairs and maintenance		488		615		705	26.0	14.5
Miscellaneous expenses		2,195		2,293		2,062	4.5	(10.1)

Total	(Won)	8,054	(Won)	8,122	(Won)	8,827	0.8%	8.7%

Commissions, cost of services and settlement payments consist principally of commissions related to PCS handset sales, information technology and network services and production of prepaid phone cards and payments to foreign carriers and administrations for provision of international long-distance service pursuant to service agreements. In 2005, our commissions, cost of services and settlement payments increased by 2.9% to Won 2,692 billion from Won 2,616 billion in 2004, primarily as a result of a 9.1% increase in commissions to PCS sales agents to Won 1,026 billion and a 16.4% increase in commissions for information technology and network services and other miscellaneous services to Won 489 billion, which were partially offset by a 7.3% decrease in commissions related primarily to royalties paid for KTF’s PCS handset platform and commissions paid by KTF Technologies and KT Submarine to Won 984 billion. In 2006, our commissions, cost of services and settlement payments increased by 18.9% to Won 3,200 billion, primarily due to a 31.4% increase in commissions to PCS sales agents to Won 1,348 billion and a 24.0% increase in commission for information technology and network services and other miscellaneous services to Won 606 billion.

Our cost of goods sold consists primarily of PCS handsets sold through our consolidated subsidiary KTF and our PCS resale service. In 2005, cost of goods sold decreased by 18.0% to Won 1,461 billion from Won

1,782 billion in 2004 as a result of a decrease in the number of subscribers switching handsets in 2005 compared to 2004. In 2006, cost of goods sold increased by 15.1% to Won 1,682 billion primarily due to an increase in the number of new handsets sold due to issuances of handset subsidies starting on March 27, 2006.

We recognize as an expense the interconnection payments to mobile service providers for calls from landline users and PCS subscribers of KTF to mobile service subscribers. Our interconnection charges increased by 9.0% to Won 1,061 billion in 2005 from Won 973 billion in 2004 primarily as a result of continued increase in the amount of traffic to mobile service providers, which more than offset a slight decrease in the interconnection charges we paid per minute to mobile service providers. Such charges increased further by 11.1% to Won 1,178 billion in 2006 primarily due to continued increase in the amount of traffic to mobile subscribers, which more than offset a slight decrease in the interconnection charges we paid per minute to mobile service providers. For a discussion of the interconnection payment calculation methodology, see “Item 4. Information on the Company—Item 4.B. Business Overview—Revenues and Rates—Telephone Services—Interconnection.”

Our repair and maintenance expenses increased by 26.1% to Won 616 billion in 2005 from Won 488 billion in 2004 primarily due to an increase in repair and maintenance activities related to our broadband Internet service network. In 2006, our repair and maintenance expenses increased further by 14.5% to Won 705 billion primarily as a result of continued increase in repair and maintenance activities related to our broadband Internet service network.

Wireline Communications. The largest components of other operating and maintenance expenses are commissions and settlement payments, interconnection payments for landline to mobile calls and repair and maintenance expenses. In 2005, other operating and maintenance expenses increased by 6.2% to Won 5,432 billion from Won 5,115 billion in 2004 primarily as a result of an increase in commissions, cost of services and settlement payments. In 2006, other operating and maintenance expenses decreased by 1.9% to Won 5,329 billion primarily due to decreases in taxes, fines and dues payable by us, which were offset in part by an increase in sales commission related to an increase in the number of new handsets sold. All financial information included in the wireline communications segment discussion is based on non-consolidated financial statements of KT Corporation prior to elimination of intercompany transactions.

PCS Service. The largest components of other operating and maintenance expenses are cost of goods sold, sales promotion and advertisement costs, interconnection payments and commissions (including commissions related to PCS handset sales). In 2005, other operating and maintenance expenses decreased by 3.2% to Won 3,873 billion from Won 3,999 billion in 2004 primarily as a result of a decrease in promotion, advertising and commission expenses. In 2006, other operating and maintenance expenses increased by 15.9% to Won 4,488 billion primarily due to an increase in marketing expenses resulting from payments of handset subsidies starting on March 27, 2006. All financial information included in the PCS service segment discussion is based on non-consolidated financial statements of KTF prior to elimination of intercompany transactions.

Operating Income

Operating income decreased by 2.0% in 2005 to Won 2,431 billion from Won 2,481 billion in 2004, as the increase in operating expenses more than offset the increase in revenues described above. Accordingly, our operating margin decreased from 14.5% in 2004 to 14.2% in 2005. Operating income decreased by 2.1% to Won 2,379 billion in 2006, as the increase in operating expenses more than offset the increase in revenues described above. Accordingly, our operating margin decreased further to 13.4% in 2006.

Wireline Communications. In 2005, operating income decreased by 22.0% to Won 1,660 billion from Won 2,217 billion in 2004 as the increase in operating expenses described above more than offset the increase in operating revenues described above. Operating margin decreased from 17.9% in 2004 to 14.0% in 2005. In 2006, operating income increased by 4.7% to Won 1,737 billion as the decrease in operating expenses described above more than offset the decrease in operating revenues described above. Operating margin increased to 14.8% in 2006.

PCS Service. In 2005, operating income increased by 54.6% to Won 834 billion from Won 539 billion in 2004 due to the increase in operating revenues described above as well as the decrease in operating expenses described above. Operating margin increased from 9.2% in 2004 to 13.8% in 2005. In 2006, operating income decreased by 19.8% to Won 669 billion as the increase in operating expenses described above more than offset the increase in operating revenues described above. Operating margin decreased to 10.3% in 2006.

Income Taxes

In 2005, our income tax expense was Won 387 billion and our effective tax rate was 22.2%. Effective January 1, 2006, the Company adopted the Application of Korea Accounting Standard 06-2 “Deferred Tax Accounting for Investments in Subsidiaries, Affiliated Companies Accounted for Using the Equity Method, and Interest in Joint Ventures.” Application of Korea Accounting Standard 06-2 requires evaluation of tax benefit, if any, based on the net deferred tax asset or liability of all temporary difference arising from the same affiliate rather than on an individual basis. With the adoption of Application of Korea Accounting Standard 06-2, certain accounts of 2005 have been restated as required by this standard. We recognized investment tax credit of Won 238 billion but also recognized impairment of deferred tax asset of Won 57 billion in 2005 resulting from our conclusion that it was not probable for us to be able to realize the tax benefit of our equity in losses of affiliates. In 2006, our income tax expense was Won 490 billion and our effective tax rate was 24.5%. We recognized investment tax credit of Won 161 billion but also recognized impairment of deferred tax asset of Won 26 billion in 2006 resulting from our conclusion that it was not probable for us to be able to realize the tax benefit of our equity in losses of affiliates.

In December 2003, the Korean government reduced the corporate income tax rate (including resident tax) beginning in 2005. Effective January 1, 2005, the income tax rate was reduced from 29.7% to 27.5%. We recorded effect of tax rate change of Won 7 billion in 2004 due to the decrease of net deferred tax asset upon the enactment of the lower tax rate.

We had net deferred income tax assets of Won 306 billion as of December 31, 2006.

The Korean National Tax Service is currently conducting a regular tax audit on our filings made in 2003 and 2004. After completion of the tax audit, we expect that additional taxes may be assessed against us, which assessment is expected to be notified to us by the National Tax Service in the third quarter of 2007.

Wireline Communications. Income tax expense decreased by 39.8% to Won 327 billion in 2005 from Won 544 billion in 2004, primarily due to a 24.5% decrease in earnings before income taxes from Won 1,800 billion in 2004 to Won 1,359 billion in 2005. In 2006, income tax expense increased by 12.3% to Won 367 billion, primarily due to an increase in earnings before income tax to Won 1,601 billion.

PCS Services. Income tax expense increased by 157.6% to Won 64 billion in 2005 from Won 25 billion in 2004, primarily due to a 97.9% increase in earnings before income taxes from Won 309 billion in 2004 to Won 611 billion in 2005. In 2006, income tax expense increased by 60.4% to Won 102 billion, primarily due to a higher effective tax rate resulting from an increase in fines from the Korea Communications Commission and the Fair Trade Commission that are not recognized as tax deductible expenses.

Net Earnings

In 2005, our net earnings decreased by 15.3% to Won 1,085 billion from Won 1,282 billion in 2004 primarily due to a 44.9% increase in other expenses to Won 683 billion in 2005 from Won 471 billion in 2004 and a 84.4% increase in minority interest in earnings of consolidated subsidiaries to Won (275) billion in 2005 from Won (149) billion in 2004, as well as the 2.0% decrease in operating income discussed above. Other expenses increased in 2005 primarily as a result of (i) a decrease in our net foreign currency transaction and translation gains and (ii) a decrease in contributions received for losses on universal telecommunications services. We recorded an 87.8% decrease in our net foreign currency transaction and translation gains to Won 66 billion in 2005 from Won 543 billion in 2004 primarily resulting from a deceleration in the appreciation of the Won against the Dollar, in which a significant portion of our debt is denominated, during 2005 compared to 2004, as well as a reduction in our foreign currency-denominated debt following the redemption of most of our Dollar-denominated convertible bonds in early 2005. In terms of the average noon buying rate, the Won appreciated against the Dollar from Won 1,035.1 to US$1.00 as of December 31, 2004 to Won 1,010.0 to US$1.00 as of December 30, 2005. Our contributions received for losses on universal telecommunication services decreased by 90.7% to Won 7 billion in 2005 from Won 80 billion in 2004. The 2005 amount was negatively impacted by Won 27 billion that related to an adjustment from the prior year while the 2004 amount was positively impacted by Won 19 billion that related to an adjustment from the prior year. These effects more than offset (i) a 93.4% decrease in our net derivatives transaction and valuation losses to Won 10 billion in 2005 from Won 147 billion in 2004 primarily resulting from a deceleration in the appreciation of the Won against the Dollar during 2005 compared to 2004 and (ii) a net gain on disposition of available-for-sale securities of Won 70 billion in 2005 from our disposition of investments in equity securities, including Mobilians Co., Ltd., Sports Toto, Intelsat Ltd. and Inmarsat Group Holdings, Ltd., compared to a net loss on disposition of available-for-sale securities of Won 15 billion in 2004.

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

In 2006, our net earnings increased by 19.0% to Won 1,292 billion from Won 1,085 billion in 2005 primarily as a result of a 44.5% decrease in other expenses to Won 379 billion from Won 683 billion in 2005 and a 20.7% decrease in minority interest in earnings of consolidated subsidiaries to Won (218) billion in 2006 from Won (275) billion in 2005 resulting primarily from earnings of KTF, which more than offset the impact of a 2.1% decrease in operating income discussed above. Other expenses decreased in 2006 primarily as a result of (i) a decrease in interest expense, (ii) an increase in net foreign currency transactions and translation gains, (iii) a decrease in provision for doubtful accounts—other and (iv) a decrease in net loss on disposition of property, plant and equipment. Our interest expense decreased by 18.4% to Won 503 billion in 2006 from Won 617 billion primarily due to reduction of our long-term debt in 2006. Our long-term debt, excluding current portion, decreased to Won 6,097 billion as of December 31, 2006 compared to Won 7,360 billion as of December 31, 2005. We recorded a 110.9% increase in net foreign currency transaction and translation gains to Won 140 billion in 2006 from Won 66 billion in 2005 primarily resulting from the appreciation of the Won against the Dollar during 2006 compared to 2005. In terms of the noon buying rate, the Won appreciated against the Dollar from Won 1,010.0 to US$1.00 as of December 30, 2005 to Won 930.0 to US$1.00 as of December 29, 2006. We decreased our provision for doubtful accounts by—other 73.2% to Won 19 billion in 2006 from Won 71 billion in 2005. A substantial portion of provision for doubtful accounts—other in 2005 was related to accounts receivable—other from KDB. We did not record any such provision in 2006 due to improvement of KDB’s financial conditions. We recorded a 31.6% decrease in net loss on disposition of property, plant and equipment to Won (99) billion in 2006 from Won (145) billion in 2005 primarily due to a decrease in disposal of property, plant and equipment that were considered obsolete or useless in 2006 compared to 2005. These effects more than offset a 872.5% increase in our net derivatives transaction and valuation losses to Won 95 billion in 2006 from Won 10 billion in 2005 primarily resulting from the appreciation of the Won against the Dollar during 2006 compared to 2005.

Wireline Communications. Net earnings decreased by 17.9% to Won 1,032 billion in 2005 from Won 1,256 billion in 2004 but increased by 19.5% to Won 1,233 billion in 2006, primarily as a result of the reasons discussed above.

PCS Service. In 2005, net earnings increased by 92.7% to Won 547 billion from Won 284 billion in 2004 primarily as a result of the 54.6% increase in operating income in 2005 discussed above. In 2006, net earnings decreased by 24.7% to Won 412 billion primarily as a result of the 19.8% decrease in operating income in 2006 discussed above.

Inflation

We do not consider that inflation in Korea has had a material impact on our results of operations in recent years. Inflation in Korea was 3.6% in 2004, 2.7% in 2005 and 2.2% in 2006. See “Item 3. Key Information—Item 3.D. Risk Factors—Korea is our most important market, and our current business and future growth could be materially and adversely affected if economic conditions in Korea deteriorate.”

Item 5.B. Liquidity and Capital Resources

The following table sets forth the summary of our cash flows determined in accordance with Korean GAAP for the periods indicated:

	For the Years Ended December 31,
	2004		2005		2006
	(In billions of Won)
Net cash provided by operating activities	(Won)	4,719	(Won)	5,986	(Won)	5,764
Net cash used in investing activities		(3,618)		(2,523)		(3,062)
Net cash used in financing activities		(106)		(3,725)		(2,417)
Net increase (decrease) in cash and cash equivalents from change of subsidiaries in consolidated financial statements		—		53		(4)
Cash and cash equivalents at beginning of period		761		1,756		1,547
Cash and cash equivalents at end of period		1,756		1,547		1,829
Net increase (decrease) in cash and cash equivalents		995		(209)		282

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

Net cash used in investing activities was Won 3,618 billion in 2004, Won 2,523 billion in 2005 and Won 3,062 billion in 2006, including additions to property, plants and equipment of Won 2,971 billion in 2004, Won 2,871 billion in 2005 and Won 3,518 billion in 2006. We recorded net acquisition of short-term financial instruments of Won 923 billion in 2004 and net sale of short-term financial instruments of Won 354 billion in 2005 and Won 327 billion in 2006.

In our financing activities, we used cash of Won 2,178 billion in 2004, Won 4,903 billion in 2005 and Won 1,284 billion in 2006 for repayment of outstanding long-term debt. In November 2004, substantially all of the holders of convertible notes due 2007 elected to exercise their option to redeem the notes, and we repaid the principal amount of US$1.1 billion on January 4, 2005. On the same day, we also used US$500 million to repay the principal amount of bonds issued to Microsoft Corporation. In addition, we used Won 1,323 billion on May 25, 2005 to repay the outstanding principal of and accrued interest on convertible bonds issued to domestic investors in May 2002.

From time to time, we have also required capital needs for acquisition of treasury shares and shares of our affiliates and payment of retirement and severance benefits for early retirement programs. We spent Won 214 billion in 2006 to purchase and retire 5,222,000 shares of treasury stock. In 2007, we plan to purchase an additional 2,058,000 shares on the market by August 2007 and retire such treasury shares. In addition, we spent Won 364 billion in 2006 to acquire additional equity interest in consolidated subsidiaries, including Won 358 billion to purchase 12,489,850 shares of KTF.

Payments of cash dividends amounted to Won 683 billion in 2004, Won 683 billion in 2005 and Won 494 billion in 2006.

We anticipate that capital expenditures, and, to a lesser extent, repayment of outstanding contractual obligations and commitments will represent the most significant use of funds for the next several years. We may also require capital for investments involving acquisitions and strategic relationships, as well as the purchase of additional treasury shares and shares of our affiliates. For example, KTF and DoCoMo entered into a strategic alliance in December 2005, pursuant to which DoCoMo acquired common shares representing 10.0% interest in KTF for Won 564 billion. Under the agreement, DoCoMo has the right to require us to purchase these shares if KTF fails to achieve an agreed W-CDMA service coverage rate in Korea by December 31, 2008. If the option is exercised by DoCoMo, we will be required to purchase the shares at the acquisition price plus interest by February 15, 2009. KTF believes that it has achieved W-CDMA service coverage rate specified in the agreement, and DoCoMo is expected to complete its verification in the second half of 2007.

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

Payments of contractual obligations and commitments will also require considerable resources. In our ordinary course of business, we routinely enter into commercial commitments for various aspects of our operations, including repair and maintenance. As of December 31, 2006, we had various contractual obligations and commitments which are more fully disclosed in the notes to our consolidated financial statements.

The following table sets forth selected information regarding our contractual obligations to make future payments as of December 31, 2006:

	Payments Due by Period
Contractual Obligations(1)	Total		Less than 1 Year		1-3 Years		4-5 Years		After 5 Years
	(In billions of Won)
Long-term debt obligations (including current portion of long-term debt)	(Won)	7,482	(Won)	1,354	(Won)	1,962	(Won)	1,714	(Won)	2,452
Capital lease obligations		57		16		29		12		—
Operating lease obligations		36		6		11		11		8
Long-term accounts payable—others		650		90		240		320		—

Total	(Won)	8,225	(Won)	1,466	(Won)	2,242	(Won)	2,057	(Won)	2,460

Estimate of interest payment based on contractual interest rates effective as of December 31, 2006	(Won)	1,394	(Won)	387	(Won)	544	(Won)	347	(Won)	116

(1)	Contractual obligations represent on-balance sheet contractual liabilities as of the consolidated balance sheet date excluding refundable deposits for telephone installation and accruals for customer call bonus points, which do not have definitive payment schedules.

Capital Resources

We have traditionally met our working capital and other capital requirements principally from cash provided by operations, while raising the remainder of our requirements primarily through debt financing. Our major sources of cash have been net earnings before depreciation and amortization and proceeds of long-term debt, and we expect that these sources will continue to be our principal sources of cash in the future. Net income was Won 1,282 billion in 2004, Won 1,085 billion in 2005 and Won 1,292 billion in 2006, depreciation and amortization were Won 3,797 billion in 2004, Won 3,639 billion in 2005 and Won 3,618 billion in 2006, and aggregate cash proceeds from long-term debt were Won 3,236 billion in 2004, Won 1,764 billion in 2005 and Won 285 billion in 2006.

In recent years, KTF has also begun to utilize off-balance financing arrangements to supplement the primary sources of financing discussed above. On November 4, 2003, KTF established a PCS service installment receivables transfer program. Under this program, KTF sold receivables on a monthly basis and received cash and beneficiary certificates. The amount of beneficiary certificates changed depending on the amount of disposals. KTF recognized a loss on disposal of trade accounts and notes receivable of Won 12 billion in 2005 and Won 11 billion in 2006. On December 21, 2006, KTF early terminated the program, repurchased the remaining outstanding receivables in exchange for Won 200 billion in cash and nullified the beneficiary certificates. We recorded the repurchased receivables at net realizable value and recognized a gain of Won 12 billion.

We believe that we have sufficient working capital available to us for our current requirements and that we have a variety of alternatives available to us to satisfy our financial requirements to the extent that they are not met by funds generated by operations, including the issuance of debt securities and bank borrowings denominated in Won and various foreign currencies. For example, we updated our Medium Term Note program in June 2005 from US$1 billion to US$2 billion, of which US$700 million remained unused as of December 31, 2006. However, our ability to rely on some of these alternatives could be affected by factors such as the liquidity of the Korean and other financial markets, prevailing interest rates, our credit rating and the Government’s policies regarding Won currency and foreign currency borrowings. Other factors which could materially affect our liquidity in the future include unanticipated increase in capital expenditures and decrease in cash provided by operations resulting from a significant decrease in demand for our services. We may also need to raise additional capital sooner than we expect in order to fund unanticipated investments and acquisitions.

Our total stockholders’ equity increased from Won 10,390 billion at December 31, 2005 to Won 10,697 billion at December 31, 2006, primarily as a result of net earnings.

Liquidity

We had a working capital (current assets minus current liabilities) deficit of Won 1,526 billion as of December 31, 2004. We had a working capital surplus of Won 1,309 billion as of December 31, 2005 and Won 558 billion as of December 31, 2006. The following table sets forth the summary of our significant current assets for the periods indicated:

	As of December 31,
	2004		2005		2006
	(In billions of Won)
Cash and cash equivalents	(Won)	1,756	(Won)	1,547	(Won)	1,829
Short-term financial instruments		984		640		313
Current portion of trading securities		6		250		31
Current portion of available-for-sale securities		258		15		204
Notes and accounts receivable—trade, net of allowance for doubtful accounts		2,793		2,456		2,576
Accounts receivable—other		365		285		297
Inventories		374		360		237

Our cash, cash equivalents and short-term financial instruments maturing within one year totaled Won 2,740 billion as of December 31, 2004, Won 2,187 billion as of December 31, 2005 and Won 2,141 billion as of December 31, 2006. Under Korean GAAP, bank deposits and all highly liquid temporary cash instruments within maturities of three months are considered as cash equivalents. Short-term financial instruments primarily consist of time and trust deposits with maturities between four to twelve months. The level of cash and cash equivalents remained relatively high as of December 31, 2005 and the level of current portion of trading securities increased significantly as of December 31, 2005 primarily due to Won 564 billion in proceeds from the sale of KTF shares to DoCoMo in December 2005. The level of cash and cash equivalents remained relatively high as of December 31, 2006 primarily as a result of classification of money trust accounts and repurchase agreements as cash equivalents in accordance with their underlying investment portfolio that held investments that mature in less than three months as of December 31, 2006.

The following table sets forth the summary of our significant current liabilities for the periods indicated:

	As of December 31,
	2004		2005		2006
	(In billions of Won)
Notes and accounts payable—trade	(Won)	853	(Won)	867	(Won)	773
Short-term borrowings		439		113		185
Current portion of long-term debt		4,756		1,206		1,353
Accounts payable—other		1,123		1,441		1,708
Accrued expenses		288		458		422

As of December 31, 2006, we had bank overdraft agreements for borrowings up to Won 978 billion, commercial paper issuance agreements for borrowings up to Won 300 billion, bill discounting agreements for borrowings up to Won 10 billion, collateral loan agreements on accounts receivables for borrowings up to Won 800 billion, letters of credit agreements for borrowings up to US$26 million and a collection agreement for foreign-currency denominated checks up to US$1 million. As of December 31, 2006, no amounts were outstanding under these facilities. We have not had, and do not believe that we will have, difficulty gaining access to short-term financing sufficient to meet our current requirements. We issued guarantees in favor of our consolidated subsidiaries’ indebtedness and contract performance of Won 35 billion as of December 31, 2006.

Capital Expenditures

Capital expenditures on property, plants and equipment in 2006 totaled Won 3,518 billion compared to Won 2,871 billion in 2005 and Won 2,971 billion in 2004.

Our current capital expenditure plan (including expenditures on property, plants and equipment) calls for the expenditure of approximately Won 3,844 billion in 2007 (including approximately Won 1,044 billion by KTF). The principal components of our capital investment plans are:

•	Won 1.2 trillion in general expansion and modernization of our network infrastructure;

•	Won 400 billion in upgrading our broadband network to enable FTTH connection;

•	Won 400 billion in capital investments for IMT-2000 (W-CDMA) service;

•	Won 240 billion in capital investments for Wibro service; and

•	Won 140 billion in capital investments for IP-TV service.

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

Recent Accounting Pronouncements in Korean GAAP

Effective January 1, 2006, we adopted Statements of Korean Accounting Standards No. 19 “Lease” and No. 20 “Related Party Disclosures.” The adoption of these standards did not have a significant impact on our consolidated financial statements. In addition, we adopted the Application of Korea Accounting Standard (“AKAS”) 06-2 “Deferred Tax Accounting for Investments in Subsidiaries, Affiliated Companies Accounted for Using the Equity Method, and Interest in Joint Ventures.” With the adoption of AKAS 06-2, income taxes of 2005 were changed from Won 421 billion to Won 387 billion and consequently net earnings of 2005 were changed from Won 1,052 billion to Won 1,085 billion. See Note 29 to the Consolidated Financial Statements.

U.S. GAAP Reconciliation

In 2004, we recorded net earning of Won 1,405 billion under U.S. GAAP compared to net earnings of Won 1,282 billion under Korean GAAP, primarily because of difference in the treatment of deferred income tax under U.S. GAAP, foreign currency translation of convertible notes and reversal of goodwill amortization relating to equity method investments. In 2005, we recorded net earnings of Won 1,149 billion under U.S. GAAP compared to net earnings of Won 1,085 billion under Korean GAAP, primarily because of difference in the treatment of reversal of goodwill amortization relating to equity method investments, depreciation and deferred income tax. In 2006, we recorded net earnings of Won 1,329 billion under U.S. GAAP compared to net earnings of Won 1,292 billion under Korean GAAP, primarily because of difference in the treatment of depreciation and reversal of goodwill amortization relating to equity method investments.

Stockholders’ equity under U.S. GAAP is lower than under Korean GAAP by Won 3,005 billion as of December 31, 2005 and Won 2,659 billion as of December 31, 2006 primarily as a result of:

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

For further discussion of the principal differences between Korean GAAP and U.S. GAAP as they relate to us, see Note 35 to the Consolidated Financial Statements.

Recent Accounting Pronouncements in U.S. GAAP

In February 2006, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 155, “Accounting for Certain Hybrid Financial Instruments,” which amends SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities” (SFAS No. 133) and SFAS No. 140, “Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities” (SFAS No. 140). This statement amends SFAS No. 133 to permit fair value remeasurement for any hybrid instrument that contains an embedded derivative that otherwise would require bifurcation. This statement also eliminates the interim guidance in SFAS No. 133 Implementation Issue D-1, which provides that beneficial interests in securitized financial assets are not subject to the provisions of SFAS No. 133. Finally, this statement amends SFAS No. 140 to eliminate the restriction on passive derivative instruments that a qualifying special-purpose entity may hold. This statement is effective for all financial instruments acquired or issued in first fiscal years beginning after September 15, 2006. We do not expect the statement to have a material impact on our consolidated financial position or results of operations.

In April 2006, the FASB issued FSP FIN 46R-6, “Determining the Variability to Be Considered in Applying FASB Interpretation No. 46R,” which requires the variability of an entity to be analyzed based on the design of the entity. The nature and risks in the entity, as well as the purpose for the entity’s creation are examined to determine the variability in applying FIN 46R, “Consolidation of Variable Interest Entities.” The variability is used in applying FIN 46R to determine whether an entity is a VIE, which interests are variable interests in the entity, and who is the primary beneficiary of the VIE. This statement is effective for all reporting periods beginning after June 15, 2006. We believe that the adoption of this statement will not have a significant impact on our financial position or results of operations.

In June 2006, the FASB issued Interpretation No. 48, “Accounting for Uncertainty in Income Taxes”, which supplements SFAS No. 109, “Accounting for Income Taxes,” by defining the confidence level that a tax position must meet in order to be recognized in the financial statements. The interpretation requires that the tax effects of a position be recognized only if it is “more-likely-than-not” to be sustained based solely on its technical merits as of the reporting date. The more-likely-than-not threshold represents a positive assertion by management that a company is entitled to the economic benefits of a tax position. If a tax position is not considered more-likely-than-not to be sustained based solely on its technical merits, no benefits of the position are to be recognized. Moreover, the more-likely-than-not threshold must continue to be met in each reporting period to support continued recognition of a benefit. At adoption, companies must adjust their financial statements to reflect only those tax positions that are more-likely-than-not to be sustained as of the adoption date. Any necessary adjustment would be recorded directly to retained earnings in the period of adoption and reported as a change in accounting principle. This interpretation is effective as of the beginning of the first fiscal year beginning after December 15, 2006. We do not expect the statement to have a material impact on our consolidated financial position or results of operations.

In September 2006, the Securities and Exchange Commission (“SEC”) issued Staff Accounting Bulletin (“SAB”) No. 108, “Considering the Effects of Prior Year Misstatements When Quantifying Misstatements in Current Year Financial Statements”. SAB No. 108 states that registrants should use both a balance sheet approach and an income statement approach when quantifying and evaluating the materiality of a misstatement. The interpretations in SAB No. 108 contain guidance on correcting prior period errors under the dual approach as well as provide transition guidance for correcting prior period errors. This interpretation does not change the requirements within SFAS No. 154, “Accounting Changes and Error Corrections—a replacement of Accounting Principles Board Opinion (“APB”) No. 20 and SFAS No. 3,” for the correction of an error in financial statements. SAB No. 108 is effective for annual financial statements covering the first fiscal year ending after November 15, 2006. The adoption of this statement does not have a material effect on our consolidated financial statements.

In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements” (SFAS 157), which defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. SFAS 157 does not require any new fair value measurements, but provides guidance on how to measure fair value by providing a fair value hierarchy used to classify the source of the information. This statement is effective for fiscal years beginning after November 15, 2007. Our management is assessing the potential impact on our financial condition and results of operations.

In September 2006, the FASB issued statement No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans, an Amendment to FASB Statements No. 87, 88, 106, and 132(R)” (SFAS 158). SFAS 158 requires, among other things, that a company (1) recognize a net liability or asset to report the funded status of their defined benefit pensions and other postretirement plans on its balance sheet, (2) measure benefit plan assets and benefit obligations as of the company’s balance sheet date and (3) recognize as a component of other comprehensive income, net of tax, the gains or losses and prior service costs or credits that arise during the period but are not recognized as components of net periodic benefit cost pursuant to FASB Statement No. 87, or No. 106. The adoption of SFAS 158 as of December 31, 2006 did not have a significant impact to our financial conditions and results of operation.

In February 2007, the Financial Accounting Standards Board (“FASB”) issued Statements of Financial Accounting Standards (“SFAS”) No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities,” which provides companies with an option to report selected financial assets and liabilities at fair value in an attempt to reduce both complexity in accounting for financial instruments and the volatility in earnings caused by measuring related assets and liabilities differently. This Statement is effective as of the beginning of an entity’s first fiscal year beginning after November 15, 2007. We are currently evaluating the impact that the adoption may have on our consolidated financial statements.

Item 5.C. Research and Development, Patents and Licenses

In order to conduct our research and develop applications of new technology for the Korean telecommunications system, we operate:

•	a broadband convergence network, or BcN, business unit;

•	a future technology laboratory;

•	an infrastructure laboratory;

•	an information security business unit;

•	a marketing laboratory; and

•	a network technology laboratory.

At December 31, 2006, these research centers employed a total of 860 researchers and employees, of whom 144 had doctoral degrees and 655 had master’s degrees. Total expenditures on research and development (excluding the contributions referred to below) were Won 254 billion in 2004, Won 257 billion in 2005 and Won 209 billion in 2006.

A substantial part of our research and development budget is for contributions to unaffiliated educational foundations and institutes conducting research. Under the Telecommunications Basic Law, network service providers and specific service providers are obligated to contribute 0.75% and 0.5% of their total annual revenues, respectively, to the Institute of Information Technology Assessment, which uses the fund to promote research and development in information technology. Our contributions as a network service provider and specific service provider to the Korean government (Information and Telecommunication Improvement Fund), the Korea Electronic Telecommunication Research Institute and other institutes amounted to Won 74 billion in 2004, Won 66 billion in 2005 and Won 75 billion in 2006. As of December 31, 2006, KT Corporation had 5,309 registered patents and 4,028 patents pending domestically and had 633 registered patents and 526 patents pending internationally:

In recent years, we have focused our research and development efforts in the following areas:

•	next generation telecommunication network construction and engineering;

•	development of new BcN-based business;

•	IP infrastructure and access network engineering;

•	development of technology for ubiquitous web services and semantic web services;

•	development of technology for deployment of FTTH in select locations;

•	WiBro Internet access service;

•	diagnosis and improvement of information security system to protect customer information against security breach; and

•	development and maintenance of a new operations support system.

Item 5.D. Trend Information

These matters are discussed under Item 5.A. above where relevant.

Item 5.E. Off-balance Sheet Arrangements

These matters are discussed under Item 5.B. above where relevant.

Item 5.F. Tabular Disclosure of Contractual Obligations

These matters are discussed under Item 5.B. above where relevant.

Item 5.G. Safe Harbor

See “Item 3. Key Information—Item 3.D. Risk Factors—Forward-looking statements may prove to be inaccurate.”

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

Our current directors are as follows:

Name	Position	Director Since	Age	Expiration of Term of Office
Standing Directors(1)
Joong-Soo Nam	President and Chief Executive Officer	August 2005	51	2008
Jong-Lok Yoon	Senior Executive Vice President	November 2006	49	2008
Jeong-Soo Suh	Executive Vice President	September 2005	49	2008

Outside Directors(1)
Jeong-Ro Yoon	Professor, Korea Advanced Institute of Science and Technology	March 2004	52	2010
Kook-Hyun Moon	Chief Executive Officer of Yuhan-Kimberly Corporation	August 2002	58	2008
Stuart B. Solomon	Chief Executive Officer of Metropolitan Life Insurance (Korea)	August 2002	57	2008
Do-Hwan Kim	Professor, Sejong University	March 2003	48	2009
Kon-Sik Kim	Professor, Seoul National University	March 2004	52	2010
Thae-Surn Khwarg	Chief Executive Officer of SEI Asset Korea	March 2005	48	2008
Jong-Kyoo Yoon	Senior Counsel of Kim & Chang	March 2006	51	2009
Paul Chang Yi (Chang Yub Yi)	Chief Executive Officer of Coca-Cola Korea Company Ltd.	March 2007	40	2010

(1)	All of our standing and outside directors beneficially own less than one percent of the issued shares of KT Corporation in the aggregate.

Joong-Soo Nam is a standing director and has served as president and chief executive officer of KT Corporation since August 2005. He has also served as president and chief executive officer of KTF from January 2003 to July 2005. Prior to joining KTF, he served as an executive vice president and chief financial officer of KT Corporation. Mr. Nam holds a bachelor’s degree in business administration from Seoul National University, an M.B.A. degree from The Fuqua School of Business of Duke University and a Ph.D. degree in business administration from University of Massachusetts.

Jong-Lok Yoon is a standing director and has served as senior executive vice president of the Growing Business Group since November 2006. He has previously served as senior executive vice president of the Research and Development Group and executive vice president of the New Business Planning Group and the Marketing Group. Mr. Yoon holds a bachelor’s degree in air telecommunication engineering from Hankuk Aviation University and a master’s degree in electronic engineering from Yonsei University.

Jeong-Soo Suh is a standing director and has served as executive vice president of the Corporate Strategy Group since September 2005. He has previously served as senior vice president of the Planning and Coordination Office and a chief financial officer of KT Corporation. Mr. Suh holds a bachelor’s degree in economics from Sung Kyun Kwan University and an M.B.A. degree from Yonsei University.

Jeong-Ro Yoon has served as outside director since March 2004. She is currently a professor of humanities and social sciences at Korea Advanced Institute of Science and Technology and has served as vice president of Korean Sociological Association. Ms. Yoon holds a bachelor’s degree in sociology from Seoul National University and has received both her graduate and Ph.D. degrees in sociology from Harvard University.

Kook-Hyun Moon has served as outside director since August 2002. He is currently chief executive officer of Yuhan-Kimberly Corporation and was formerly a professor of environmental studies at Seoul National University. Mr. Moon holds a bachelor’s degree in English from Hankuk University of Foreign Studies and an M.B.A. degree from Seoul National University.

Stuart B. Solomon has served as outside director since August 2002. He is currently chief executive officer of Metropolitan Life Insurance (Korea) and has served as governor of The American Chamber of Commerce in Korea. Mr. Solomon holds a bachelor’s degree in biochemistry from Syracuse University.

Do-Hwan Kim has served as outside director since March 2003. He is currently a professor of business management at Sejong University and was formerly a senior research fellow at Korea Information Society Development Institute. Mr. Kim holds a bachelor’s degree in business administration from Sungkyunkwan University, a graduate degree in management science from Korea Advanced Institute of Science and Technology and a Ph.D. degree in managerial economics and decision science from Northwestern University.

Kon-Sik Kim has served as outside director since March 2004. He is currently a professor of law at Seoul National University and has served as a visiting lecturer at University of Washington. Mr. Kim holds a bachelor’s degree in law from Seoul National University and a J.D. degree and a Ph.D. degree in law from University of Washington.

Thae-Surn Khwarg has served as outside director since March 2005. He is currently chief executive officer of SEI Asset Korea and has served as vice president of the Seoul branch office of Baring Securities. Mr. Khwarg holds a bachelor’s degree in history from Columbia University and a J.D. degree from Harvard Law School.

Jong-Kyoo Yoon has served as outside director since March 2006. He is currently senior counsel of Kim & Chang and has served as senior executive vice president of Kookmin Bank. Mr. Yoon holds a bachelor’s degree and a Ph.D degree in business administration from Sungkyunkwan University and an M.B.A. degree from Seoul National University.

Paul Chang Yi (Chang Yub Yi) has served as outside director since March 2007. He is currently chief executive officer of Coca-Cola Korea Company Ltd. and has served as chief executive officer of Nongshim Kellogg Co., Ltd. and as head of the Korean branch of Hershey Foods Corporation. Mr. Yi holds a bachelor’s degree in accounting from University of Texas and an M.B.A. degree from Columbia Business School.

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

The current executive officers are as follows:

Name(1)	Title and Responsibilities	Current Position Held Since	Years with the Company	Age
Soo-Ho Maeng	Senior Vice President, Corporate Relations Office	November 2006	17	47
Hee-Kyun Park	Senior Vice President, Support Group	November 2005	22	51
Haing Min Kwon	Senior Vice President, Financial Management Office	November 2006	23	48
Byung-Woo Lee	Senior Vice President, Marketing Group	November 2006	21	50
Gwang-Ju Seo	Senior Vice President, Network Group	November 2005	26	50
Han-Suk Kim	Senior Vice President, Global Business Unit	November 2005	17	51
Byoung-Kon Shin	Senior Vice President, Metropolitan South Regional Business Unit	November 2005	21	50
Hi-Chang Roh	Vice President, Human Resource Development Center	February 2003	36	54
In-Kyu Park	Vice President, Purchasing Strategy Office	December 2004	22	51

Name(1)	Title and Responsibilities	Current Position Held Since	Years with the Company	Age
Sung-Man Kim	Vice President, Ethics Management Office	November 2003	24	50
Sang-Hong Lee	Vice President, Infra Laboratory	November 2003	23	51
Young-Hui Lee	Vice President, Media Business Unit	February 2002	26	49
Ok-Kie Lee	Vice President, Marketing Business Unit	November 2003	23	48
Young-Whan Kim	Vice President, Customer Group	February 2002	24	49
Won-Joong Song	Vice President, Sales Business Unit	November 2003	31	51
Kyung-Choon Shin	Vice President, Customer Service Business Unit	November 2003	26	52
Yu-Yeol Seo	Vice President, Corporate Customer Sales Business Unit	November 2003	28	50
Tae-Il Park	Vice President, Network Management Business Unit	February 2003	29	51
Dong-Hoon Han	Vice President, Technology Support Business Unit	November 2003	26	47
Yoon-Hak Bang	Vice President, Network Technology Laboratory	November 2003	23	49
Tae-Poong Kang	Vice President, Metropolitan North Regional Business Unit	November 2003	27	52
Deok-Kyum Kim	Vice President, Metropolitan West Regional Business Unit	November 2003	24	49
Young-Gwun Kim	Vice President, Jeonnam Regional Business Unit	December 2004	32	51
Deok-Rae Lim	Vice President, Chungnam Regional Business Unit	February 2002	26	52
Young-Goon Yoo	Vice President, Kangwon Regional Business Unit	February 2003	24	51
Sang-Heon Song	Vice President, Chungbuk Regional Business Unit	February 2003	27	48
Heon-Yong Park	Vice President, Strategy Planning Office	January 2007	20	45
Tae-Ho Kim	Vice President, Innovation Driving Center	November 2006	21	46
Tae-Yol Yoo	Vice President, Management Research Laboratory	November 2005	23	47
Seok-Keun Oh	Vice President, Corporate Relations Support Office	September 2005	2	45
Won-Sang Park	Vice President, Corporate Relations Office	January 2007	22	48
Yong-Seog Choi	Vice President, Human Resource Office	January 2007	20	47
Ouk-Jung Hwang	Vice President, Real Assets Management Office	December 2005	32	52
Kie-You Song	Vice President, Financial Management Office	March 2005	17	47
Gil-Joo Lee	Vice President, Public Relations Office	March 2005	31	51
Sang-Choon Kim	Vice President, Ethics Management Office	January 2007	30	50
Dong-Myun Lee	Vice President, BcN Business Unit	March 2005	16	44
Kil-Ho Song	Vice President, Future Technology Laboratory	December 2004	16	54
Ju-Kyo Shim	Vice President, Media Business Unit	January 2007	26	48
Jong-Jin Chae	Vice President, Solution Business Unit	March 2005	21	45
Kyung-Seok Park	Vice President, Solution Business Unit	January 2007	21	49
Suk-Joon Park	Vice President, Information Security Business Unit	December 2004	26	49
Byoung-Seon Jeon	Vice President, Marketing Laboratory	March 2005	8	46
Sang-Eun Woo	Vice President, U-City Public Sector Sales Business Unit	March 2005	32	51
Sang-Won Seo	Vice President, IT Business Unit	March 2006	31	51
Sun-Cheol Gweon	Vice President, Network Engineering Business Unit	December 2004	16	45
Hyung-Oak Park	Vice President, Network Engineering Business Unit	January 2007	33	52

Name(1)	Title and Responsibilities	Current Position Held Since	Years with the Company	Age
Myung-Dong Kim	Vice President, Gwanghwamoon District Office	January 2007	27	50
Il-Sung Nam	Vice President, Busan Regional Business Unit	December 2005	24	52
Dae-Jeon Roh	Vice President, Daegu Regional Business Unit	December 2005	23	48
Sung-Ho Myung	Vice President, Jeonbuk Regional Business Unit	March 2005	23	49
Young-Nam Lee	Vice President, Jeju Regional Business Unit	November 2006	25	51
Sang-Hoon Lee	Executive Vice President(2)	November 2005	16	52
Tae-Soek Ro	Executive Vice President(2)	November 2005	27	52
Jeong-Tae Park	Vice President(2)	February 2003	23	47
Joun-Il Koo	Vice President(2)	January 2007	29	52
Seong-Beom Kim	Vice President(2)	December 2004	23	50

(1)	All of our executive officers beneficially own less than one percent of the issued shares of KT Corporation in the aggregate.
(2)	Currently on sabbatical.

Item 6.B. Compensation

Compensation of Directors and Executive Officers

In 2006, the total amount of salaries, bonuses and allowances paid and accrued to all standing directors and executive officers of KT Corporation for services in all capacities was approximately Won 15 billion. The aggregate amount accrued by us to provide retirement benefits to such persons was Won 3 billion in 2006. Outside directors do not receive salaries or retirement and severance benefits, but we pay expenses related to the execution of their duties.

The chairman of the president nominating committee enters into an employment agreement on our behalf with our current President. The employment agreement sets certain management targets to be achieved by the President, including a target for the amount of “economic value added” to be achieved in each year. Economic value added is defined as net operating profits after tax minus the cost of capital. Failure to achieve certain thresholds below the targets will allow the board of directors to take actions with respect to the President’s employment, including proposing to the shareholders’ meeting an early termination of his employment. In addition, the head of each of our functional departments and the heads of each regional head office have entered into employment agreements with the President that provides for similar management targets to be achieved by each of our departments and regional head offices.

Item 6.C. Board Practices

As of December 31, 2006, none of our standing or outside directors maintained directors’ service contracts with us or with any of our subsidiaries providing for benefits upon termination of employment.

Outside Director Candidate Recommendation Committee

The Outside Director Candidate Recommendation Committee consists of one standing director and all of our outside directors, other than for election of an outside director resulting from the expiration of the term of the office, in which case such outside director whose term is expiring may not be a member of the committee. The committee formed in connection with the recommendation of outside director candidates in March 2007 comprised of Jong-Kyoo Yoon, Kook-Hyun Moon, Stuart B. Solomon, Do-Hwan Kim, Thae-Surn Khwarg and Jeong-Soo Suh, and the chairman was Jong-Kyoo Yoon. The committee’s duties include reviewing the qualifications of potential candidates and proposing nominees to serve as outside directors on our board of directors. The committee members’ terms expire immediately after the adjournment of the shareholders’ meeting where the outside directors are elected.

Evaluation and Compensation Committee

The Evaluation and Compensation Committee is currently comprised of five outside directors, Jong-Kyoo Yoon, Stuart B. Solomon, Do-Hwan Kim, Jeong-Ro Yoon and Thae-Surn Khwarg. The chairman is Jong-Kyoo Yoon. The committee’s duties include the appointment of an outside management evaluation consulting firm, prior review of the President’s management goals, terms and conditions proposed for inclusion in the employment contract of the President, including, but not limited to, determining whether the President has achieved the management goals, and the determination of compensation of the President and the standing directors. The committee members are elected by the board after the closing of the annual meeting, and the term of the committee members is for one year.

Executive Committee

The Executive Committee is currently comprised of all of the standing directors. The chairman is Joong-Soo Nam. The committee’s duties include the establishment and management of branch offices, the acquisition and disposal of real estate having market value between Won 10 billion to Won 30 billion, making investments and providing guarantees up to Won 10 billion, the disposal and sale of stocks of our subsidiaries, which stocks have a market value of between Won 10 billion and Won 30 billion, provided that no change of control with respect to such subsidiary occurs as a result of such disposal or sale, the authorization of charitable contributions between Won 100 million to Won 1 billion and the issuance of certain debt securities.

Related Transactions Committee

The Insider Trading Committee is currently comprised of four outside directors, Thae-Surn Khwarg, Kook-Hyun Moon, Kon-Sik Kim and Paul Chang Yi. The chairman is Thae-Surn Khwarg. This committee reviews transactions between KT Corporation and its subsidiaries and ensures compliance with applicable antitrust laws. The committee members are elected by the board after the annual meeting, and the term of the committee members is for one year.

Audit Committee

Under the Securities and Exchange Act of Korea, we are required to establish an audit committee comprised of three or more outside directors. Audit Committee members must also meet the applicable independence criteria set forth under the rules and regulations of the Sarbanes-Oxley Act of 2002. The committee is currently comprised of Do-Hwan Kim, Jeong-Ro Yoon, Kon-Sik Kim and Jong-Kyoo Yoon. The chairman is Do-Hwan Kim. Members of the committee are elected by our shareholders at the shareholder’s meeting. Our internal and external auditor report directly to the committee.

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

Nomination/Corporate Governance Committee Listed companies must have a nomination/corporate governance committee composed entirely of independent directors.	We have not established a separate nomination/corporate governance committee. However, we maintain an Outside Director Candidate Recommendation Committee composed of all of our outside directors and one standing director.

Compensation Committee Listed companies must have a compensation committee composed entirely of independent directors.	We maintain an Evaluation and Compensation Committee composed of five outside directors.

Executive Session Listed companies must hold meetings solely attended by non-management directors to more effectively check and balance management directors.	Our outside directors hold meetings solely attended by outside directors in accordance with the charter of our board of directors.

Audit Committee Listed companies must have an audit committee that is composed of more than three directors and satisfy the requirements of Rule 10A-3 under the Exchange Act.	We maintain an Audit Committee comprised of four outside directors who meet the applicable independence criteria set forth under Rule 10A-3 under the Exchange Act.

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

NYSE Corporate Governance Standards	KT Corporation’s Corporate Governance Practice
Corporate Governance Guidelines Listed companies must adopt and disclose corporate governance guidelines.	We have adopted Corporate Governance Guidelines in March 2007 setting forth our practices with respect to corporate governance matters. Our Corporate Governance Guidelines are in compliance with Korean law but do not meet all requirements established by the New York Stock Exchange for U.S. companies listed on the exchange. A copy of our Corporate Governance Guidelines in Korean is available on our website at www.kt.co.kr.

Code of Business Conduct and Ethics

Listed companies must adopt and disclose a code of business conduct and ethics for directors, officers and employees, and promptly disclose any waivers of the code for or executive officers.

We have adopted a Code of Ethics for all directors, officers and employees. A copy of our Code of Ethics in Korean is available on our website at www.kt.co.kr.

Item 6.D. Employees

KT Corporation had 37,514 employees as of December 31, 2006, compared to 37,904 employees as of December 31, 2005 and 37,703 employees as of December 31, 2004. KTF had 2,505 employees as of December 31, 2006, compared to 2,492 employees as of December 31, 2005 and 2,441 employees as of December 31, 2004.

The Voluntary Early Retirement Programs

We sponsor voluntary early retirement programs where we provide additional financial incentives for our employees to retire early, as part of our efforts to improve operational efficiencies. In 2004, 346 employees retired under KT Corporation’s voluntary early retirement plan. Another 118 employees and 564 employees retired under KT Corporation’s voluntary early retirement plan in 2005 and 2006, respectively.

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

As of March 31, 2007, about 80.6% of all employees of KT Corporation were members of the KT Trade Union. On behalf of its members, the Union negotiates with us a collective bargaining agreement every two years and an annual agreement on wages. Our current collective bargaining agreement expires in August 2007. Our annual agreement on wages, which became effective on October 10, 2006, provides for no increase in base salary, monthly deposit of Won 50,000 to each employee’s pension starting in January 2007 for up to ten years and implementation of a welfare loan program. Under the Act of the Promotion of Worker’s Participation and Cooperation, our Employee-Employer Cooperation Committees, which are composed of representatives of management and labor for each business unit and regional office, meet quarterly to discuss employee grievances, working conditions and potential employee-initiated improvements in service or management.

Employee Stock Ownership and Benefits

We have an employee stock ownership association, which may purchase on behalf of its members up to 20.0% of any of our shares offered publicly in Korea. The employee stock ownership association owned 6.3% of our issued shares as of December 31, 2006.

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

Employee Training

Our training and development program is largely categorized into development of specialists, development of personnel for new growth businesses, development of key employees and training to promote innovation. Training to develop specialists and personnel for new growth businesses takes place at our training center in Daejeon as well as other regional training centers. We operate KT Leadership Academy in Wonju for the development of leadership and managerial skills of our officers and employees. We also sponsor members of our key employees to graduate programs in Korean and foreign universities. In order to develop innovation competency as one of our core competencies, we operate KT Innovation Academy in Naju and train our employees to challenge themselves and to pursue objectives with passion and a sense of ownership. We also assist our employees in their professional development efforts, such as providing financial assistance in order for our employees to obtain professional licenses related to their work.

Item 6.E. Share Ownership

Common Stock

The persons who are currently our directors held, as a group, 48,543 common shares as of April 10, 2007, the most recent date for which this information is available. This represented approximately 0.02% of our outstanding common shares as of April 10, 2007. The table below shows the ownership of our common shares by directors.

Shareholders	Number of Common Shares Owned
Jong-Soo Nam	24,981
Jong-Lok Yoon	6,877
Jeong-Soo Suh	8,413
Jeong-Ro Yoon	1,327
Paul Chang Yi (Chang Yub Yi)	90
Kook-Hyun Moon	1,327
Stuart B. Solomon	607
Do-Hwan Kim	1,327
Kon-Sik Kim	920
Thae-Surn Khwarg	1,347
Jong-Kyoo Yoon	1,327

Stock Options

The following table sets forth information regarding the stock options we have granted to our current directors and executive officers as of March 31, 2007. With respect to all of the options granted, we may elect either to issue shares of common stock or pay in cash the difference between the exercise and the market price at the date of exercise. All of the stock options listed below relate to our common shares.

Directors and Executive Officers	Grant Date	Exercise Period		Exercise Price		Number of Granted Options		Number of Exercised Options	Number of Exercisable Options
		From	To
Hi-Chang Roh	February 4, 2005	2/5/2007	2/4/2012	(Won)	54,600	60,000	(1)	0	43,153	(1)

(1)	Of which, 16,847 stock options are performance based and remain subject to change according to performance.

Item 7. Major Shareholders and Related Party Transactions

Item 7.A. Major Shareholders

The following table sets forth certain information relating to the shareholders of our common stock as of December 31, 2006:

Shareholders	Number of Shares	Percent of Total Shares Issued
Employee stock ownership association	17,614,163	6.30%
National Pension Corporation	6,353,875	2.27
Directors as a group	22,395	0.00 (2)
Public	184,104,745	65.85
KT Corporation (held in the form of treasury stock)(1)	71,532,222	25.58

Total issued shares	279,627,400	100.00%

(1)	Includes 1,259,170 shares of treasury stock owned by our treasury stock fund.
(2)	Less than 0.01%.

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

Item 7.B. Related Party Transactions

We have issued guarantees of Won 73 billion as of December 31, 2004, Won 43 billion as of December 31, 2005 and Won 35 billion as of December 31, 2006, in favor of our consolidated subsidiaries. We have also engaged in various transactions with our subsidiaries and affiliated companies. See Note 2(a) to the Consolidated Financial Statements.

Item 7.C. Interests of Experts and Counsel

Not applicable.

Item 8. Financial Information

Item 8.A. Consolidated Statements and Other Financial Information

See “Item 18—Financial Statements” and pages F-1 through U-36.

Legal Proceedings

Dispute with the Fair Trade Commission

In July 2004, the Fair Trade Commission began an antitrust investigation into alleged unfair collaborative practices of us, Hanaro, LG DACOM and Onse in local, domestic long-distance and international long-distance telephone service markets, as well as in broadband Internet access and Internet leased line service markets. On May 25, 2005, the Fair Trade Commission imposed fines of Won 116 billion on us, Won 2 billion on Hanaro and Won 1 billion on LG DACOM, claiming that we and these other companies engaged in unfair collaborative practices in local telephone and Internet leased line service markets. On September 14, 2005, the Fair Trade Commission imposed an additional fine of Won 24 billion on us for our alleged unfair collaborative practices in domestic and international long-distance telephone service markets. We were following administrative guidelines from the Ministry of Information and Communication, which had advised that we, as a dominant service provider in these telephone service markets, assist late market entrants in order to promote more competitive telephone service markets in Korea. The legality of such administrative guidelines from the Ministry of Information and Communication has been disputed by the Fair Trade Commission. We filed for judicial review of administrative actions related to local, domestic long-distance and international long-distance telephone service markets, but we cannot give any assurance that the ultimate outcome of the lawsuit or related future actions will be favorable to us or reduce the amount of fine imposed on us. As a result of the ruling by the Fair Trade Commission, we have recorded Won 140 billion as taxes and dues under operating expenses in 2005 and paid such amount in 2006.

Proceedings by the Ministry of Information and Communication

From June 2000 to March 2006, the Government prohibited wireless service providers from providing subsidies to subscribers for purchase of handsets. During this period, the Ministry of Information and Communication imposed fines on entities deemed to be in violation of such prohibition. From time to time, KTF and we have been subject to such fines, including the largest fines to date on June 26, 2006 of Won 12 billion to KTF. KTF and we have paid all of the assessed fines. SK Telecom and LG Telecom have also been assessed fines for providing subsidies to subscribers purchasing of handsets.

Dispute with Kookmin Credit Information

We had entered into a contract with Kookmin Credit Information Inc. for collection of receivables, which contract we terminated in October 2002 due to labor strikes at Kookmin Credit Information. In December 2003, Kookmin Credit Information filed a claim against us in the Seoul Southern District Court for civil damages of Won 36.2 billion arising from the termination of contract. The Seoul Southern District Court ruled in our favor, which decision was appealed for civil damages of Won 22.7 billion by Kookmin Credit Information. We filed a counterclaim against Kookmin Credit Information for civil damages arising from breach of contract. The case is pending review by the Seoul High Court.

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

Year	Annual Dividend per Common Stock	Interim Dividend per Common Stock	Average Total Dividend per Common Stock
	(In Won)	(In Won)	(In Won)
2002	860	—	860
2003	2,000	—	2,000
2004	2,000	1,000	3,000
2005	2,000	1,000	3,000
2006	2,000	—	2,000

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

Item 8.B. Significant Changes

Not applicable.

Item 9. The Offer and Listing

Item 9.A. Offer and Listing Details

Market Price Information

Common Stock

Our shares were listed on the Stock Market Division of the Korea Exchange on December 23, 1998. The price of the shares on the Stock Market Division of the Korea Exchange as of the close of trading on June 26, 2007 was Won 43,800 per share. The table below shows the high and low closing prices and the average daily volume of trading activity on the Stock Market Division of the Korea Exchange for the shares.

	Price		Average Daily Trading Volume
	High	Low
	(In Won)		(Number of shares)
2001	81,900	40,500	716,042
2002	65,000	41,350	1,261,121
2003	53,600	41,900	867,991
2004	47,550	34,200	577,620
2005	45,150	37,600	539,707
First quarter	43,200	39,400	464,673
Second quarter	43,250	37,600	452,912
Third quarter	44,050	38,750	564,511
Fourth quarter	45,150	40,850	671,389
2006	49,350	37,650	708,140
First quarter	40,900	37,800	736,322
Second quarter	43,150	38,200	822,310
Third quarter	42,100	37,650	489,828
Fourth quarter	49,350	39,550	791,704
2007 (through June 26)	48,000	40,150	788,272
First quarter	48,000	42,050	649,901
January	48,000	42,900	607,954
February	44,600	42,050	681,724
March	43,800	42,100	665,053
Second quarter (through June 26)	46,450	40,150	936,185
April	41,950	40,150	902,355
May	45,200	41,600	863,245
June (through June 26)	46,450	42,950	1,076,321

Source:	Stock Market Division of the Korea Exchange.

ADSs

The outstanding ADSs, each of which represents one-half of one share of our common stock, are traded on the New York Stock Exchange and the London Stock Exchange.

The price of the ADSs on the New York Stock Exchange as of the close of trading on June 26, 2006 was $23.38 per ADS. The table below shows the high and low trading prices and the average daily volume of trading activity on the New York Stock Exchange for our ADSs since May 25, 1999.

	Price		Average Daily Trading Volume
	High	Low
	(In US$)		(Number of ADSs)
2001	39.88	16.39	1,085,253
2002	24.64	18.12	1,084,210
2003	22.58	16.85	878,552
2004	22.73	16.57	671,995
2005	23.21	19.75	457,082
First quarter	23.21	20.98	466,382
Second quarter	22.01	19.75	501,606
Third quarter	22.50	19.99	391,755
Fourth quarter	22.78	20.89	469,211
2006	26.66	20.11	562,859
First quarter	22.05	20.20	684,553
Second quarter	24.20	20.14	517,903
Third quarter	22.37	20.11	462,711
Fourth quarter	26.66	20.74	588,200
2007 (through June 26)	25.82	21.82	603,487
First quarter	25.82	22.01	557,559
January	25.82	22.92	477,600
February	23.61	22.01	631,718
March	23.31	22.14	566,202
Second quarter (through June 26)	24.72	21.82	650,181
April	22.74	21.82	656,917
May	24.39	22.51	731,498
June (through June 26)	24.72	23.14	543,308

Source:	New York Stock Exchange.

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

The Stock Market Division of the Korea Exchange publishes the Korea Composite Stock Price Index every two seconds, which is an index of all equity securities listed on the Stock Market Division of the Korea Exchange. On January 1, 1983, the method of computing the Korea Composite Stock Price Index was changed from the Dow Jones method to the aggregate value method. In the new method, the market capitalizations of all listed companies are aggregated, subject to certain adjustments, and this aggregate is expressed as a percentage of the aggregate market capitalization of all listed companies as of the base date, January 4, 1980.

Movements in Korea Composite Stock Price Index are set out in the following table together with the associated dividend yields and price earnings ratios.

					Period Average
Year	Opening	High	Low	Closing	Dividend Yield(1)(2) (Percent)	Price Earnings Ratio(2)(3)
1979	131.28	131.28	104.38	118.97	17.8	3.8
1980	100.00	119.36	100.00	106.87	20.9	2.6
1981	97.95	165.95	93.14	131.37	13.2	3.1
1982	123.60	134.48	106.00	128.99	10.5	3.4
1983	122.52	134.46	115.59	121.21	6.9	3.8
1984	115.25	142.46	115.25	142.46	5.1	4.5
1985	139.53	163.37	131.40	163.37	5.3	5.2
1986	161.40	279.67	153.85	272.61	4.3	7.6
1987	264.82	525.11	264.82	525.11	2.6	10.9
1988	532.04	922.56	527.89	907.20	2.4	11.2
1989	919.61	1,007.77	844.75	909.72	2.0	13.9
1990	908.59	928.82	566.27	696.11	2.2	12.8
1991	679.75	763.10	586.51	610.92	2.6	11.2
1992	624.23	691.48	459.07	678.44	2.2	10.9
1993	697.41	874.10	605.93	866.18	1.6	12.7
1994	879.32	1,138.75	855.37	1,027.37	1.2	16.2
1995	1,027.45	1,016.77	847.09	882.94	1.2	16.4
1996	882.29	986.84	651.22	651.22	1.3	17.8
1997	647.67	792.29	350.68	376.31	1.5	17.0
1998	374.41	579.86	280.00	562.46	1.9	10.8
1999	565.10	1,028.07	498.42	1,028.07	1.1	13.5
2000	1,028.33	1,059.04	500.60	504.62	1.6	18.6
2001	503.31	704.50	468.76	693.70	2.0	14.2
2002	698.00	937.61	584.04	627.55	1.4	17.8
2003	633.03	822.16	515.24	810.71	2.2	10.9
2004	821.26	936.06	719.59	895.92	2.1	15.8
2005	896.00	1,379.37	870.84	1,379.37	1.7	11.0
2006	1,383.32	1,464.70	1,203.86	1,434.46	1.7	11.4
2007 (through June 26)	1,438.89	1,813.84	1,345.08	1,749.55	1.8	12.1

Source:    The Stock Market Division of the Korea Exchange

(1)	Dividend yields are based on daily figures. Before 1983, dividend yields were calculated at the end of each month. Dividend yields after January 3, 1984 include cash dividends only.

(2)	Starting in April 2000, dividend yield and price earnings ratio are calculated based on KOSPI 200, an index of 200 equity securities listed on the Stock Market Division of the Korea Exchange. Starting in April 2000, excludes classified companies, companies which did not submit annual reports to the Stock Market Division of the Korea Exchange, and companies which received qualified opinion from external auditors.
(3)	The price earnings ratio is based on figures for companies that record a profit in the preceding year.

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

With certain exceptions, principally to take account of a share being quoted “ex-dividend” and “ex-rights,” permitted upward and downward movements in share prices of any category of shares on any day are limited under the rules of the Stock Market Division of the Korea Exchange to 15% of the previous day’s closing price of the shares, rounded down as set out below:

Previous Days’ Closing Price	Rounded Down To
Less than (Won)5,000	(Won)	5
(Won)5,000 to less than (Won)10,000	(Won)	10
(Won)10,000 to less than (Won)50,000	(Won)	50
(Won)50,000 to less than (Won)100,000	(Won)	100
(Won)100,000 to less than (Won)500,000	(Won)	500
(Won)500,000 or more	(Won)	1,000

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

The number of companies listed on the Stock Market Division of the Korea Exchange, the corresponding total market capitalization at the end of the periods indicated and the average daily trading volume for those periods are set forth in the following table:

	Market Capitalization on the Last Day of Each Period			Average Daily Trading Volume, Value
Year	Number of Listed Companies	(Billions of Won)	(Millions of Dollars)(1)	Thousands of Shares	(Millions of Won)	(Thousands of Dollars)(1)
1979	355	2,609	5,391	5,382	4,579	4,641
1980	352	2,527	3,829	5,654	3,897	5,905
1981	343	2,959	4,224	10,565	8,708	12,432
1982	334	3,000	4,408	9,704	6,667	8,904
1983	328	3,490	4,387	9,325	5,941	7,468
1984	336	5,149	6,223	14,847	10,642	12,862

	Market Capitalization on the Last Day of Each Period			Average Daily Trading Volume, Value
Year	Number of Listed Companies	(Billions of Won)	(Millions of Dollars)(1)	Thousands of Shares	(Millions of Won)	(Thousands of Dollars)(1)
1985	342	6,570	7,381	18,925	12,315	13,834
1986	355	11,994	13,924	31,755	32,870	38,159
1987	389	26,172	33,033	20,353	70,185	88,583
1988	502	64,544	94,348	10,367	198,364	289,963
1989	626	95,477	140,490	11,757	280,967	414,430
1990	669	79,020	110,301	10,866	183,692	256,411
1991	686	73,118	96,107	14,022	214,263	281,629
1992	688	84,712	107,448	24,028	308,246	390,977
1993	693	112,665	139,420	35,130	574,048	710,367
1994	699	151,217	191,730	36,862	776,257	984,223
1995	721	141,151	182,201	26,130	487,762	629,613
1996	760	117,370	139,031	26,571	486,834	575,680
1997	776	70,989	50,162	41,525	555,759	392,707
1998	748	137,799	114,091	97,716	660,429	546,803
1999	725	349,504	305,137	278,551	3,481,620	3,039,655
2000	704	188,042	149,275	306,163	2,602,211	2,065,739
2001	689	255,850	192,934	473,241	1,997,420	1,506,237
2002	683	258,681	215,496	857,245	3,041,598	2,533,815
2003	684	355,363	296,679	542,010	2,216,636	1,850,589
2004	683	412,588	395,275	372,895	2,232,109	2,138,445
2005	702	655,075	646,158	467,629	3,157,662	3,114,679
2006	731	704,588	757,948	279,096	3,435,180	3,695,331
2007 (through June 26)	885	856,857	925,132	333,714	4,298,206	4,640,689

Source:	The Stock Market Division of the Korea Exchange
(1)	Converted at the Concentration Base Rate of The Bank of Korea or the Market Average Exchange Rate as announced by the Seoul Money Brokerage Services Limited, as the case may be, at the end of the periods indicated.

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

Item 9.D. Selling Shareholders

Not applicable.

Item 9.E. Dilution

Not applicable.

Item 9.F. Expenses of the Issuer

Not applicable.

Item 10. Additional Information

Item 10.A. Share Capital

Currently, our authorized share capital is 1,000,000,000 shares, which consists of shares of common stock, par value Won 5,000 per share (“Common Shares”) and shares of non-voting preferred stock, par value Won 5,000 per share (“Non-Voting Shares”). Common Shares and Non-Voting Shares together are referred to as “Shares.” Under our articles of incorporation, we are authorized to issue Non-Voting Shares up to one-fourth of our total issued capital stock. As of December 31, 2006, 279,627,400 Common Shares were issued, of which 71,532,222 shares were held by the treasury stock fund or us as treasury shares. We have never issued any Non-Voting Shares. All of the issued Common Shares are fully-paid and non-assessable and are in registered form. We issue share certificates in denominations of 1, 5, 10, 50, 100, 500, 1,000 and 10,000 shares.

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

Members of our employee stock ownership association, whether or not they are our shareholders, generally have a preemptive right to subscribe for up to 20.0% of the Shares publicly offered pursuant to the Securities and Exchange Act. This right is exercisable only to the extent that the total number of Shares so acquired and held by members of our employee stock ownership association does not then exceed 20.0% of the total number of Shares then issued (including in such total both: (i) all issued and outstanding Shares at the time the preemptive rights are exercised; and (ii) all Shares to be newly issued in the applicable share issuance transaction in connection with which such preemptive rights are exercised). As of December 31, 2006, 6.3% of the issued Shares were held by members of our employee stock ownership association.

Limitation on Shareholdings

The Telecommunications Business Act permits maximum aggregate foreign shareholding in us to be 49.0% of our total issued and outstanding Shares with voting rights (including equivalent securities with voting rights, e.g., depositary certificates and certain other equity interests). For the purposes of the foregoing, a shareholder is a “foreign shareholder” if such shareholder is: (1) a foreign person; (2) a foreign government; or (3) a company whose largest shareholder is a foreign person (including any “specially related persons” as determined under the Securities and Exchange Act) or a foreign government, in circumstances where (i) such foreign person or foreign government holds, in aggregate, 15.0% or more of such company’s total voting shares, and (ii) such company holds at least 1.0% of our total issued and outstanding Shares with voting rights. For the avoidance of doubt, all of conditions (i) to (ii) in the foregoing item (3) must exist for such a company to be counted as a “foreign shareholder” for the purposes of calculating whether the 49.0% foreign shareholding threshold is reached under the Telecommunications Business Act. In addition, the Telecommunications Business Act prohibits a foreign shareholder from being our largest shareholder if such shareholder owns 5.0% or more of our Shares with voting rights. For the purposes of this restriction, any two or more foreign persons or foreign governments who enter into an agreement to act in concert in the exercise of their voting rights will be counted together and prohibited from becoming our largest shareholder in the event that they collectively hold 5.0% or more of our Shares. The Foreign Investment Promotion Act also prohibits any foreign shareholder from being our largest shareholder, if such shareholder owns 5.0% or more of our Shares with voting rights. For the purposes of this restriction under the Foreign Investment Promotion Act, a “foreign shareholder” is defined in the same manner as described above with respect to the foreign shareholding restriction under the Telecommunications Business Act, provided, however, that no exception is made under the Foreign Investment Promotion Act regulations for companies that own less than 1.0% of our Shares (see item (3)(ii) above in this paragraph). A foreigner who has acquired the Shares in excess of such ceiling described above may not exercise its voting rights for shares in excess of such limitation, and the Ministry of Information and Communication may require corrective measures to comply with the ownership restrictions.

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

We must give shareholders written notice setting out the date, place and agenda of the meeting at least two weeks before the date of the general meeting of shareholders. However, for holders of less than 1.0% of the total number of issued and outstanding Common Shares, we may give notice by placing at least two public notices in at least two daily newspapers at least two weeks in advance of the meeting. Currently, we use Seoul Shinmun, Maeil Business Newspaper and The Korea Economic Daily published in Seoul for this purpose. Shareholders not on the shareholders’ register as of the record date are not entitled to receive notice of the general meeting of shareholders or attend or vote at the meeting. Holders of Non-Voting Shares, unless enfranchised, are not entitled to receive notice of general meetings of shareholders, but may attend such meetings.

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

Annual Reports

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

As of December 31, 2006, there were 71,532,222 treasury shares. Our treasury stock fund held 1,259,170 treasury shares as of December 31, 2006.

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

Restrictions Applicable to Shares

As a result of amendments to the Foreign Exchange Transaction Laws and Financial Supervisory Commission regulations adopted in connection with the stock market opening from January 1992, which we refer to collectively as the Investment Rules, foreigners may invest, with limited exceptions and subject to procedural requirements, in all shares of Korean companies, whether listed on the Stock Market Division of the Korea Exchange or registered on the KOSDAQ Market Division of the Korea Exchange, unless prohibited by specific laws. Foreign investors may trade shares listed on the Stock Market Division of the Korea Exchange or registered on the KOSDAQ Market Division of the Korea Exchange only through the Stock Market Division of the Korea Exchange or the KOSDAQ Market Division of the Korea Exchange, except in limited circumstances, including:

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

Item 10.E. Taxation

The following summary is based upon tax laws of the United States and the Republic of Korea as in effect on the date of this annual report on Form 20-F, and is subject to any change in United States or Korean law that may come into effect after such date. Investors in the shares of common stock or ADSs are advised to consult their own tax advisers as to the United States, Korean or other tax consequences of the purchase, ownership and disposition of such securities, including the effect of any national, state or local tax laws.

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

Capital Gains

Capital gain from a sale of shares of common stock will generally be exempt from Korean taxation if you have owned, together with certain related parties, less than 25.0% of our total issued shares during the year of sale and the five calendar years before the year of sale, and the sale is made through the Stock Market Division of the Korea Exchange. Capital gain earned by a non-Korean holder from a sale of ADSs outside of Korea are exempt from Korean taxation by virtue of the Special Tax Treatment Control Law of Korea (the “STTCL”), provided that the issuance of the ADSs is deemed to be an overseas issuance under the STTCL.

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

United States Federal Income Taxation

This summary describes the material U.S. federal income tax consequences to you, if you are a U.S. holder (as defined below), of owning our shares of common stock or ADSs. This summary applies to you only if you hold shares of common stock or ADSs as capital assets for tax purposes. This summary does not apply to you if you are a member of a class of holders subject to special rules, such as:

•	a dealer in securities or currencies;

•	a trader in securities that elects to use a mark-to-market method of accounting for your securities holdings;

•	a bank;

•	a life insurance company;

•	a tax-exempt organization;

•	a person that holds shares of common stock or ADSs that are a hedge or that are hedged against interest rate or currency risks;

•	a person that holds shares of common stock or ADSs as part of a straddle or conversion transaction for tax purposes;

•	a person whose functional currency for tax purposes is not the U.S. dollar; or

•	a person that owns or is deemed to own 10% or more of any class of our stock.

This summary is based on laws, treaties and regulatory interpretations in effect on the date hereof, all of which are subject to change, possibly on a retroactive basis.

Please consult your own tax advisers concerning the U.S. federal, state, local and other national tax consequences of purchasing, owning and disposing of shares of common stock or ADSs in your particular circumstances.

For purposes of this summary, you are a “U.S. holder” if you are a beneficial owner of warrants, share of common stock or ADS that is:

•	a citizen or resident of the United States;

•	a U.S. domestic corporation; or

•	subject to U.S. federal income tax on a net income basis with respect to income from the warrants, share of common stock or ADS.

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

Subject to certain exceptions for short-term and hedged positions, the U.S. dollar amount of dividends received by an individual prior to January 1, 2011 with respect to the ADSs and common stock will be subject to taxation at a maximum rate of 15% if the dividends are “qualified dividends.” Dividends paid on the ADSs and common stock will be treated as qualified dividends if (i) we are eligible for the benefits of a comprehensive income tax treaty with the United States that the Internal Revenue Service has approved for the purposes of the qualified dividend rules and (ii) we were not, in the year prior to the year in which the dividend was paid, and are not, in the year in which the dividend is paid, a passive foreign investment company (“PFIC”). The income tax treaty between Korea and the United States has been approved for the purposes of the qualified dividend rules. Based on our audited financial statements and relevant market and shareholder data, we believe that we were not treated as a PFIC for U.S. federal income tax purposes with respect to our 2005 or 2006 taxable year. In addition, based on our audited financial statements and our current expectations regarding the value and nature of our assets, the sources and nature of our income, and relevant market and shareholder data, we do not anticipate becoming a PFIC for our 2007 taxable year. The U.S. Treasury has announced its intention to promulgate rules pursuant to which holders of ADSs or common stock and intermediaries though whom such securities are held will be permitted to rely on certifications from issuers to establish that dividends are treated as qualified dividends. Because such procedures have not yet been issued, it is not clear whether we will be able to comply with them. You should consult your own tax advisers regarding the availability of the reduced dividend tax rate in the light of your own particular circumstances.

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

U.S. Information Reporting and Backup Withholding Rules

Payments in respect of the shares of common stock or ADSs that are made within the United States or through certain U.S.-related financial intermediaries are subject to information reporting and may be subject to backup withholding unless the holder (1) is a corporation or other exempt recipient or (2) provides a taxpayer identification number and certifies that no loss of exemption from backup withholding has occurred. Holders that are not U.S. persons generally are not subject to information reporting or backup withholding. However, such a holder may be required to provide a certification of its non-U.S. status in connection with payments received within the United States or through a U.S.-related financial intermediary.

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

We entered into currency interest rate swap contracts with Merrill Lynch and other financial institutions for principal and interest denominated in Won in place of principal and interest of long-term debt denominated in dollars. In 2005, under the currency interest rate swap contracts, we recognized a net valuation gain of Won 16 billion, as well as a transaction loss of Won 11 billion resulting from the contract settlement. In 2006, we recognized a valuation loss of Won 80 billion, as well as a net transaction loss of Won 6 billion resulting from the contract settlement. For details of the assets and liabilities recorded relating to currency interest rate swap contracts outstanding as of December 31, 2006, see Note 23(c) to the Consolidated Financial Statements.

Interest Rate Risk

We are also subject to market risk exposure arising from changing interest rates. A reduction of interest rates increases the fair value of our debt portfolio, which is primarily of a fixed interest nature. We use, to a limited extent, interest rate swap contracts, interest rate swaption contracts and interest currency swap contracts to reduce interest rate volatility on some of our debt and manage our interest expense by achieving a balanced mixture of floating and fixed rate debt. We entered into interest rate swap and interest rate swaption contracts with various financial institutions in 2005 and 2006, the details of which are as follows:

Transaction Type	Financial Institution	Description
Interest rate swaps	J.P. Morgan and others	Exchange fixed rates of interest for variable rates of interest for a specified period

Interest rate swaption	Citibank	An option by the counterparty to receive fixed interest amounts and pay variable interest amounts after a specified period

Under our interest rate swap contracts, we recognized a net valuation loss of Won 1 billion in 2005. In 2006, we recognized a net valuation gain of Won 7 billion, as well as a net transaction loss of Won 1 billion. Under our interest rate swaption contract, we recognized a transaction loss of Won 353 million in 2005 and settled all interest rate swap contracts. There was no outstanding interest swap contract as of December 31, 2006. For details of the assets and liabilities recorded relating to interest rate swap contracts outstanding as of December 31, 2006, see Note 23(c) to the Consolidated Financial Statements.

We also entered into additional derivatives contracts of currency swap, currency forwards, currency options and currency futures with various financial institutions in 2005 and 2006, the details of which are as follows:

Transaction Type	Financial Institution	Description

Currency swaps	J.P. Morgan and others	Exchange foreign currency cash flow for domestic currency cash flow for a specified period

Currency forwards	Shinhan Bank and others	Exchange a specified currency at the agreed exchange rate at a specified date

Currency option	Shinhan Bank	Right to sell or buy a specified currency at the agreed exchange rate during a specified period of time

Currency futures	Tong Yang Futures	Standardized agreement to exchange a specified currency at the agreed exchange rate at a stipulated future date

In 2005, we recognized aggregate transaction loss of Won 15 billion and a net valuation gain of Won 2 billion related to these derivatives. In 2006, we recognized aggregate transaction loss of Won 10 billion and aggregate valuation loss of Won 5 billion related to these derivatives. Details of gains and losses on these derivatives contracts of currency swap, currency forwards, currency options and currency futures are as follows:

Transaction Type	Gains and Losses
Currency swaps	We recognized a valuation gain of Won 4 billion and a transaction gain of Won 186 million in 2005. In 2006, we recognized a valuation loss of Won 5 billion and a net transaction loss of Won 8 billion.

Currency forwards	We recognized a net transaction loss of Won 6 billion in 2005. We did not recognize any gains or losses in 2006.

Currency option	We recognized a valuation loss of Won 2 billion and a transaction loss of Won 9 billion in 2005. In 2006, we recognized a transaction loss of Won 1 billion.

Currency futures	We recognized a transaction loss of Won 88 million in 2005. In 2006, we recognized a valuation loss of Won 13 million and a transaction gain of Won 128 million.

For details of the assets and liabilities recorded relating to currency swap and currency option contracts outstanding as of December 31, 2006, see Note 23(c) to the Consolidated Financial Statements.

The following table summarizes the carrying amounts, fair values, principal cash flows by maturity date and weighted average interest rates of our short-term and long-term liabilities as of December 31, 2006 which are sensitive to exchange rates and/or interest rates. The information is presented in Won, which is our reporting currency.

	Maturities
							December 31, 2006
	2007	2008	2009	2010	2011	Thereafter	Total	Fair Value
	(In Won millions except rates)
Local currency:
Fixed rate	1,257,886	868,701	1,011,020	861,843	850,000	1,243,767	6,093,217	6,009,628
Average weighted rate(1)	4.66%	4.52%	4.53%	3.68%	3.93%	5.16%	5.02%	—
Variable rate	57,001	73,742	6,285	867	433	—	138,328	136,728
Average weighted rate(1)	3.01%	3.06%	4.69%	2.31%	—	—	5.16%	—

Sub-total	1,314,887	942,443	1,017,305	862,710	850,433	1,243,767	6,231,545	6,146,356

Foreign currency:
Fixed rate	221,637	—	—	—	—	1,208,480	1,430,117	1,429,581
Average weighted rate(1)	5.63%	—	—	—	—	5.62%	5.12%	—
Variable rate	1,859	930	930	930	—	—	4,649	4,613
Average weighted rate(1)	8.85%	8.87%	7.42%	—	—	—	8.26%	—

Subtotal	223,496	930	930	930	—	1,208,480	1,434,766	1,434,194

Total	1,538,383	943,373	1,018,235	863,640	850,433	2,452,247	7,666,311	7,580,550

(1)	Weighted average rates of the portfolio at the period end.

Item 12. Description of Securities Other than Equity Securities

Not applicable

PART II

Item 13. Defaults, Dividend Arrearages and Delinquencies

Not applicable.

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds

Not applicable.

Item 15. Controls and Procedures

Disclosure Controls and Procedures

Our management has evaluated, with the participation of our Chief Executive Officer and Chief Financial Officer, the effectiveness of our disclosure controls and procedures, as such term is defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act, as of December 31, 2006. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives. Based upon our evaluation, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures were effective as of such date. Our disclosure controls and procedures are designed to ensure that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the Commission’s rules and forms, and that it is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

Management’s Annual Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act. Because of its inherent limitations, internal control over financial reporting is not intended to provide absolute assurance that a misstatement of our financial statements would be prevented or detected. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. Under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Our internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with accounting principles generally accepted in the United States of America. Based on our evaluation, our management concluded that our internal control over financial reporting was effective as of December 31, 2006. Our management’s assessment of the effectiveness of our internal control over financial reporting as of December 31, 2006 has been audited by KPMG Samjong Accounting Corp., an independent registered public accounting firm, as stated in its report which is included herein.

Attestation Report of the Registered Public Accounting Firm

The attestation report of our independent registered public accounting firm on management’s assessment of the effectiveness of our internal control over financial reporting is included in Item 18 of this Form 20-F.

Changes in Internal Control Over Financial Reporting

There has been no change in our internal control over financial reporting during 2006 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Item 16. [Reserved]

Item 16A. Audit Committee Financial Expert

At our annual shareholders’ meeting in March 2007, our shareholders elected the following four members of the Audit Committee: Do-Hwan Kim, Jeong-Ro Yoon, Kon-Sik Kim and Jong-Kyoo Yoon. In addition, they determined and designated that Jong-Kyoo Yoon is an “audit committee financial expert” within the meaning of this Item 16A. The board of directors have approved this newly elected Audit Committee, and reaffirmed the determination by our shareholders that Jong-Kyoo Yoon is an audit committee financial expert and further determined that he is independent within the meaning of applicable SEC rules and the listing standards of the New York Stock Exchange.

Item 16B. Code of Ethics

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

Item 16C. Principal Accountant Fees and Services

Audit and Non-Audit Fees

The following table sets forth the fees billed to us by our independent auditors, KPMG Samjong Accounting Corp., during the fiscal year ended December 31, 2005 and 2006:

	Year Ended December 31,
	2005		2006
	(In millions)
Audit fees	(Won)	2,331	(Won)	2,395
Audit-related fees		—		—
Tax fees		—		—
Other fees		—		—

Total fees	(Won)	2,331	(Won)	2,395

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

Item 16D. Exemptions from the Listing Standards for Audit Committees

Not applicable.

Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers

The following table sets forth the repurchases of common shares by us or any affiliated purchasers during the fiscal year ended December 31, 2006:

Period	Total Number of Shares Purchased	Average Price Paid per Share (In Won)	Total Number of Shares Purchased as Part of Publicly Announced Plans	Maximum Number of Shares that May Yet Be Purchased Under the Plans
January 1 to January 31	0	—	—	5,222,000
February 1 to February 29	0	—	—	5,222,000
March 1 to March 31	0	—	—	5,222,000
April 1 to April 30	527,360	42,037	527,360	4,694,640
May 1 to May 31	2,743,430	41,675	2,743,430	1,951,210
June 1 to June 30	1,951,210	39,470	1,951,210	0
July 1 to July 31	0	—	—	0
August 1 to August 31	0	—	—	0
September 1 to September 30	0	—	—	0
October 1 to October 31	0	—	—	0
November 1 to November 30	0	—	—	0
December 1 to December 31	0	—	—	0

Total	5,222,000	40,888	5,222,000	0

Neither we nor any “affiliated purchaser,” as defined in Rule 10b-18(a)(3) of the Exchange Act, purchased any of our equity securities during the period covered by this annual report.

PART III

Item 17. Financial Statements

Not applicable.

Item 18. Financial Statements

AUDITED CONSOLIDATED ANNUAL FINANCIAL STATEMENTS OF KT CORPORATION

AUDITED CONSOLIDATED ANNUAL FINANCIAL STATEMENTS OF KT FREETEL CO., LTD.

UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS OF KT FREETEL CO., LTD.

Item 19. Exhibits

1		Articles of Incorporation of KT Corporation (English translation) Form of Common Stock Certificate of KT Corporation, par value Won 5,000 per share (including translation in English)

2.1	*	Deposit Agreement dated as of May 25, 1999 entered into among KT Corporation, Citibank, N.A., as depositary, and all Holders and Beneficial Owners of American Depositary Shares evidenced by the American Depositary Receipts issued thereunder, including the form of American depositary receipt (incorporated herein by reference to Exhibit(a)(i) of the Registrant’s Registration Statement (Registration No. 333-13578) on Form F-6)

2.2	*	Form of Amendment No. 1 Deposit Agreement dated as of May 25, 1999 entered into among KT Corporation, Citibank, N.A., as depositary, and all Holders and Beneficial Owners of American Depositary Shares evidenced by the American Depositary Receipts issued thereunder, including the form of American depositary receipt (incorporated herein by reference to Exhibit(a)(ii) of the Registrant’s Registration Statement (Registration No. 333-13578) on Form F-6)

2.3	*	Letter from Citibank, N.A., as depositary, to the Registrant relating to the pre-release of the American depositary receipts (incorporated herein by reference to the Registrant’s Registration Statement (Registration No. 333-10330) on Form F-6)

7.1		Computation of ratio of earnings to fixed charges

8.1		List of subsidiaries of KT Corporation

12.1		Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2		Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1		Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1		The Telecommunications Basic Law (English translation)

15.2		Enforcement Decree of the Telecommunications Basic Law (English translation)

15.3		The Telecommunications Business Act (English translation)

15.4		Enforcement Decree of the Telecommunications Business Act (English translation)

*	Filed previously.

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders

KT Corporation:

We have audited the accompanying consolidated balance sheets of KT Corporation and subsidiaries (the “Company”) as of December 31, 2005 and 2006, and the related consolidated statements of earnings and retained earnings and cash flows for each of the years in the three-year period ended December 31, 2006, expressed in Korean Won. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We did not audit the financial statements of KT Freetel Co., Ltd. (“KTF”), a 48.7%, 44.6% and 52.2% owned subsidiary at December 31, 2004, 2005 and 2006, respectively, as of and for each of the years in the three-year period ended December 31, 2006. The financial statements of KTF, which are included in the consolidated financial statements of the Company, reflect total assets constituting 32.3% and 32.5% as of December 31, 2005 and 2006, respectively, and total revenues constituting 30.5%, 30.8% and 32.6% for the years ended December 31, 2004, 2005 and 2006, respectively, of the related consolidated totals. Those financial statements were audited by other auditors whose report has been furnished to us, and our report, insofar as it relates to the amounts included for KTF, is based solely on the report of the other auditors.

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

In our opinion, based on our audits and the report of the other auditors, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2005 and 2006, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2006 in accordance with accounting principles generally accepted in the Republic of Korea.

As discussed in note 29 to the consolidated financial statements, effective January 1, 2006, the Company adopted the Application of Korea Accounting Standard (“AKAS”) 06-2 “Deferred Tax Accounting for Investments in Subsidiaries, Affiliated Companies Accounted for Using the Equity Method, and Interest in Joint Ventures.” AKAS 06-2 requires evaluation of tax benefit, if any, based on the net deferred tax asset or liability of all temporary differences arising from the same affiliate rather than on an individual basis. With the adoption of AKAS 06-2, certain accounts of prior year’s consolidated financial statements have been restated as required by this standard.

The accompanying consolidated financial statements as of and for the year ended December 31, 2006 have been translated into United States dollars solely for the convenience of the reader. We have audited the translation and, in our opinion, the consolidated financial statements expressed in Korean Won have been translated into United States dollars on the basis set forth in note 3 to the consolidated financial statements.

Accounting principles generally accepted in the Republic of Korea vary in certain significant respects from accounting principles generally accepted in the United States of America. Information relating to the nature and effect of such differences is presented in note 35 to the consolidated financial statements.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), effectiveness of the Company’s internal control over financial reporting as of December 31, 2006, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated May 25, 2007 expressed an unqualified opinion on management’s assessment of, and the effective operation of, internal control over financial reporting.

/s/ KPMG Samjong Accounting Corp.

Seoul, Korea

May 25, 2007

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders

KT Corporation:

We have audited management’s assessment, included in the accompanying management’s annual report on internal control over financial reporting of KT Corporation and subsidiaries (the “Company”) that the Company maintained effective internal control over financial reporting as of December 31, 2006, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management’s assessment and an opinion on the effectiveness of the Company’s internal control over financial reporting based on our audit. We did not audit the effectiveness of internal control over financial reporting of KT Freetel Co., Ltd. (“KTF”), a 52.2% owned subsidiary as of December 31, 2006, whose financial statements reflect total assets and revenue constituting 32.5% and 32.6%, respectively, of the related consolidated financial statement amounts as of and for the year ended December 31, 2006. The effectiveness of KTF’s internal control over financial reporting was audited by other auditors whose report has been furnished to us, and our opinion, insofar as it relates to the effectiveness of KTF’s internal control over financial reporting, is based solely on the report of the other auditors.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management’s assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit and the report of the other auditors provide a reasonable basis for our opinion.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, based on our audit and the report of the other auditors, management’s assessment that the Company maintained effective internal control over financial reporting as of December 31, 2006, is fairly stated, in all material respects, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Also, in our opinion, based on our audit and the report of the other auditors, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2006, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of KT Corporation and subsidiaries (the “Company”) as of December 31, 2005 and 2006, and the related consolidated statements of earnings and retained earnings and cash flows for each of the years in the three-year period ended December 31, 2006, expressed in Korean Won and our report dated May 25, 2007 expressed an unqualified opinion on those consolidated financial statements.

/s/ KPMG Samjong Accounting Corp.

Seoul, Korea

May 25, 2007

KT CORPORATION AND SUBSIDIARIES

Consolidated Balance Sheets

December 31, 2005 and 2006

(In millions of Won and U.S. dollars)

	2005		2006	2006 (note 3)
Assets
Current assets:
Cash and cash equivalents (note 4)	(Won)	1,546,643	1,828,569	$1,966.2
Short-term financial instruments (note 5)		640,077	312,592	336.1
Current portion of investment securities (note 8):
Trading securities		250,165	31,358	33.7
Available-for-sale securities		15,409	204,336	219.7
Held-to-maturity securities		98	32	—
Notes and accounts receivable—trade, less allowance for doubtful accounts of (Won)613,873 in 2005 and (Won)563,164 in 2006 (note 2)		2,455,882	2,575,853	2,769.7
Accounts receivable—other less allowance for doubtful accounts of (Won)100,429 in 2005 and (Won)96,948 in 2006		285,224	297,330	319.7
Inventories (note 6)		360,113	237,193	255.0
Deferred income tax assets, net (note 26(d))		303,687	264,117	284.0
Other current assets (notes 7 and 23)		273,472	229,010	246.2

Total current assets		6,130,770	5,980,390	6,430.3

Investment securities:
Available-for-sale securities (note 8)		63,319	66,336	71.3
Held-to-maturity securities (note 8)		104,972	408	0.4
Equity securities of affiliates (note 9)		194,097	211,156	227.0

Total investment securities		362,388	277,900	298.7

Property, plant and equipment (note 10):
Land		1,191,045	1,209,580	1,300.6
Buildings and structures		4,825,502	4,979,098	5,353.9
Machinery and equipment		36,964,868	38,412,225	41,303.5
Vehicles		75,624	72,238	77.7
Tools, furniture and fixtures		2,219,908	2,259,564	2,429.6
Construction in progress		410,492	462,346	497.1

		45,687,439	47,395,051	50,962.4
Less accumulated depreciation		(30,600,407)	(32,226,284)	(34,651.9)

Net property, plant and equipment		15,087,032	15,168,767	16,310.5

Other assets (notes 5, 11 and 26)		3,098,175	2,794,979	3,005.7

Total assets	(Won)	24,678,365	24,222,036	$26,045.2

See accompanying notes to consolidated financial statements.

KT CORPORATION AND SUBSIDIARIES

Consolidated Balance Sheets, Continued

December 31, 2005 and 2006

(In millions of Won and U.S. dollars, except share data)

	2005		2006	2006 (note 3)
Liabilities and Stockholders' Equity
Current liabilities:
Notes and accounts payable—trade	(Won)	866,523	772,633	$830.8
Short-term borrowings (note 13)		113,298	184,694	198.6
Current portion of long-term debt (note 15)		1,206,397	1,352,875	1,454.7
Accounts payable—other		1,441,453	1,708,041	1,836.6
Advance receipts from customers		117,573	117,153	126.0
Accrued expenses		457,615	421,893	453.6
Withholdings		158,504	174,550	187.7
Income taxes payable		203,625	388,351	417.6
Fair value of derivative contracts (note 23(c))		131,599	169,979	182.8
Other current liabilities (note 14)		124,780	131,919	141.8

Total current liabilities		4,821,367	5,422,088	5,830.2

Long-term debt, excluding current portion (note 15)		7,360,371	6,096,929	6,555.8
Refundable deposits for telephone installation (note 16)		958,304	907,107	975.4
Accrual for retirement and severance benefits, net (note 17)		380,756	390,618	420.0
Long-term accounts payable—other (note 12)		589,133	532,265	572.3
Other long-term liabilities (note 18)		178,500	175,725	189.0

Total liabilities		14,288,431	13,524,732	14,542.7

Stockholders' equity (note 19):
Authorized—1,000,000,000 shares
Common stock of (Won)5,000 par value (note 19):
Issued—284,849,400 shares in 2005 and 279,627,400 shares in 2006		1,560,998	1,560,998	1,678.5
Preferred stock (note 19)		—	—	—
Capital surplus (note 20)		1,389,222	1,289,803	1,386.9
Retained earnings:
Appropriated (note 21)		5,811,862	5,781,862	6,217.1
Unappropriated		2,974,551	3,618,206	3,890.5

		8,786,413	9,400,068	10,107.6

Capital adjustments:
Treasury stock (note 22)		(3,840,485)	(3,826,572)	(4,114.6)
Loss on retirement of treasury stock (note 21)		(38,431)	—	—
Foreign-based operations translation adjustment		(6,355)	(16,875)	(18.1)
Unrealized gains on available-for-sale securities (notes 8 and 26)		9,298	8,168	8.8
Unrealized gains on equity securities of affiliates		223	2,935	3.2
Stock options (note 30)		10,838	11,527	12.4

		(3,864,912)	(3,820,817)	(4,108.3)

Minority interest in consolidated subsidiaries		2,518,213	2,267,252	2,437.8

Total stockholders' equity		10,389,934	10,697,304	11,502.5
Commitments and contingencies (note 23)

Total liabilities and stockholders’ equity	(Won)	24,678,365	24,222,036	$26,045.2

See accompanying notes to consolidated financial statements.

KT CORPORATION AND SUBSIDIARIES

Consolidated Statements of Earnings and Retained Earnings

Years ended December 31, 2004, 2005 and 2006

(In millions of Won and U.S. dollars, except earnings per share)

	2004		2005	2006	2006 (note 3)
Operating revenues (note 24)	(Won)	17,068,371	17,155,694	17,756,156	$19,092.6
Operating expenses (note 25)		14,587,839	14,725,083	15,376,920	16,534.3

Operating income		2,480,532	2,430,611	2,379,236	2,558.3

Other income (expense):
Interest income		116,725	87,855	112,288	120.7
Interest expense		(678,514)	(616,540)	(503,244)	(541.1)
Equity in losses of affiliates, net (note 9)		(79,350)	(18,818)	(6,705)	(7.2)
Foreign currency transaction and translation gains, net		542,566	66,225	139,681	150.2
Loss on disposition of property, plant and equipment, net		(103,513)	(145,259)	(99,337)	(106.8)
Gain (loss) on disposition of available-for-sale securities, net (note 8)		(15,115)	70,326	78,444	84.3
Reversal of impairment loss on held-to-maturity securities (note 8)		—	—	12,493	13.4
Impairment loss on available-for-sale securities (note 8)		(5,831)	(6,945)	(4,185)	(4.5)
Impairment loss on held-to-maturity securities (note 8)		(42,078)	(21,849)	—	—
Contributions received for losses on universal telecommunications services (note 34)		80,310	7,442	41,817	45.0
Prior year’s additional income tax refund (payment), net (note 26)		(943)	(12,109)	13,921	15.0
Contribution payments for research and development and donations (note 33)		(146,779)	(140,156)	(151,106)	(162.5)
Derivatives transaction and valuation losses, net (note 23(c))		(146,937)	(9,732)	(94,644)	(101.8)
Reversal of customer call bonus points accrual (note 18)		—	29,684	13,235	14.2
Provision for doubtful accounts—other		(85,090)	(71,358)	(19,148)	(20.6)
Other, net		93,053	97,939	87,017	93.7

Other expense, net		(471,496)	(683,295)	(379,473)	(408.0)

Earnings before income taxes and minority interest		2,009,036	1,747,316	1,999,763	2,150.3
Income taxes (note 26)		577,889	387,280	490,046	526.9

Earnings before minority interest		1,431,147	1,360,036	1,509,717	1,623.4
Minority interest in earnings of consolidated subsidiaries		(148,931)	(274,586)	(217,854)	(234.3)

Net earnings	(Won)	1,282,216	1,085,450	1,291,863	$1,389.1
Retained earnings at beginning of year	(Won)	7,683,300	8,333,240	8,786,413	9,404.7
Appropriation of retained earnings of loss on retirement of treasury stock		—	—	(38,431)	(41.3)
Retirement of treasury stock (note 22)		—	—	(213,664)	(229.7)
Dividends (notes 2 and 28)		(632,276)	(632,277)	(426,113)	(458.2)

Retained earnings at end of year	(Won)	8,333,240	8,786,413	9,400,068	$10,107.6

Basic earnings per share of common stock in Won and U.S. dollars (note 27)	(Won)	6,084	5,131	6,155	$6.62

Diluted earnings per share of common stock in Won and U.S. dollars (note 27)	(Won)	5,697	5,125	6,148	$6.61

See accompanying notes to consolidated financial statements.

KT CORPORATION AND SUBSIDIARIES

Consolidated Statements of Cash Flows

Years ended December 31, 2004, 2005 and 2006

(In millions of Won and U.S. dollars)

	2004		2005	2006	2006 (note 3)
Cash flows from operating activities:
Net earnings	(Won)	1,282,216	1,085,450	1,291,863	$1,389.1
Adjustments to reconcile net earnings to net cash provided by operating activities:
Depreciation		3,403,639	3,293,557	3,228,293	3,471.3
Amortization		393,849	345,461	389,710	419.0
Provision for doubtful accounts		287,073	120,048	111,285	119.7
Provision for retirement and severance benefits		281,453	302,049	240,843	259.0
Employee benefits (note 22(c))		—	96,833	—	—
Equity in losses of affiliates, net		79,350	18,818	6,705	7.2
Loss on disposition of property, plant and equipment, net		103,513	145,259	99,337	106.8
Foreign currency transactions and translation gains, net		(546,335)	(54,820)	(114,363)	(123.0)
Gain on disposition of available-for-sale securities, net		15,115	(70,326)	(78,444)	(84.3)
Impairment loss on available-for-sale securities		5,831	6,945	4,185	4.5
Impairment loss on held-to-maturity securities		42,078	21,849	—	—
Reversal of impairment loss on held-to-maturity securities		—	—	(12,493)	(13.4)
Derivatives transaction and valuation losses, net		146,937	9,732	94,644	101.8
Deferred income tax expenses (benefits), net		106,964	(17,026)	33,839	36.4
Reversal of customer call bonus points accrual		—	(29,684)	(13,235)	(14.2)
Minority interest in earnings of consolidated subsidiaries		148,931	274,586	217,854	234.3
Changes in operating assets and liabilities:
Notes and accounts receivable—trade		(361,316)	202,664	110,589	118.9
Accounts receivable—other		(93,936)	18,482	(26,848)	(28.9)
Inventories		(15,564)	32,414	162,220	174.4
Other asset (long-term accounts receivable—trade)		(266,813)	(9,275)	(33,112)	(35.6)
Notes and accounts payable—trade		(150,771)	21,518	(132,168)	(142.1)
Accounts payable—other		(107,901)	310,346	153,661	165.2
Advance receipts from customers		22,850	(12,237)	(420)	(0.5)
Accrued expenses		35,647	167,784	(35,593)	(38.3)
Withholdings		40,346	(29,075)	16,046	17.3
Income taxes payable		(540)	(60,549)	225,238	242.2
Payment of retirement and severance benefits		(93,178)	(109,931)	(79,533)	(85.5)
Severance benefits insurance deposit		(119,568)	(126,497)	(151,773)	(163.2)
Other, net		79,497	31,528	55,869	59.8

Net cash provided by operating activities	(Won)	4,719,367	5,985,903	5,764,199	$6,197.9

See accompanying notes to consolidated financial statements.

KT CORPORATION AND SUBSIDIARIES

Consolidated Statements of Cash Flows, Continued

Years ended December 31, 2004, 2005 and 2006

(In millions of Won and U.S. dollars)

	2004		2005	2006	2006 (note 3)
Cash flows from investing activities:
Purchases of property, plant and equipment		(Won)(2,971,376)	(2,870,799)	(3,517,697)	$(3,782.5)
Proceeds from sale of property, plant and equipment		109,469	33,341	58,979	63.4
Decrease in short-term financial instruments, net		(923,223)	354,266	327,485	352.1
Purchases of trading securities		(127,500)	(375,050)	(31,200)	(33.5)
Purchases of available-for-sale securities		(499,370)	(226,647)	(150,150)	(161.5)
Purchases of held-to-maturity securities		(3,182)	(6,137)	(281)	(0.3)
Purchases of investment securities in affiliated companies		—	(7,383)	(11,140)	(12.0)
Proceeds from sale of trading securities		174,210	132,326	264,541	284.5
Proceeds from sale of available-for-sale securities		589,977	551,433	19,303	20.8
Proceeds from maturity of held-to-maturity securities		12,992	12,826	607	0.7
Proceeds from sale of investment securities of affiliated companies		—	2,175	5,754	6.2
Dividend from affiliated companies		2,057	1,493	1,247	1.3
Decrease in current portion of long-term loans to employees		138,043	138,073	136,325	146.6
Increase in frequency usage right		—	(125,800)	—	—
Increase in other intangible assets		(162,665)	(172,920)	(209,433)	(225.2)
Other, net		42,757	35,839	43,792	47.1

Net cash used in investing activities		(3,617,811)	(2,522,964)	(3,061,868)	(3,292.3)

Cash flows from financing activities:
Payment of dividends (note 28)		(633,171)	(632,277)	(426,113)	(458.2)
Payment of dividends by consolidated subsidiaries		(50,037)	(50,761)	(67,814)	(72.9)
Increase (decrease) of short-term borrowings, net		(193,097)	(324,577)	70,496	75.8
Repayment of long-term debt		(2,178,028)	(4,903,137)	(1,283,987)	(1,380.5)
Proceeds from issuance of long-term debt		3,235,976	1,763,863	285,103	306.6
Decrease in refundable deposits for telephone installation		(140,720)	(128,331)	(51,197)	(55.1)
Reacquisition of account receivables (note 23(g))		—	—	(200,000)	(215.1)
Reacquisition of treasury stock in consolidated subsidiaries		(151,308)	(13,366)	(164,884)	(177.3)
Increase of consolidated subsidiaries’ paid-in capital		—	494,311	—	—
Acquisition of treasury stock (note 22(d))		—	—	(213,664)	(229.7)
Acquisition of additional equity interest in consolidated subsidiaries		(609)	(190)	(363,868)	(391.3)
Proceeds from sale of consolidated subsidiary’s treasury stock		—	69,455	7,698	8.3
Other, net		4,499	(265)	(8,604)	(9.3)

Net cash used in financing activities		(106,495)	(3,725,275)	(2,416,834)	(2,598.7)

Net increase (decrease) in cash and cash equivalents from change of subsidiaries in consolidated financial statements		—	53,050	(3,571)	(3.8)

Net increase (decrease) in cash and cash equivalents		995,061	(209,286)	281,926	303.1
Cash and cash equivalents at beginning of year		760,868	1,755,929	1,546,643	1,663.1

Cash and cash equivalents at end of year	(Won)	1,755,929	1,546,643	1,828,569	$1,966.2

See accompanying notes to consolidated financial statements.

KT CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements

December 31, 2005 and 2006

(1) Organization and Description of Business

KT Corporation (“KT” or the “Company”) commenced operations on January 1, 1982 through the segregation of specified operations from the Korean Ministry of Information and Communication (the “MIC”) for the purpose of contributing to the convenience in national life and improvement of public welfare through rational management of the public telecommunications business and improvement of telecommunications technology under the Korea Telecom Act.

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

Under Korean law, the MIC and other government entities have extensive authority to regulate KT. The MIC has responsibility for approving rates for local service and interconnection services provided by KT. Beginning in January 1998, KT has responsibility for setting rates for domestic long-distance service, international long-distance service and other services without approval of the MIC.

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

(2) Summary of Significant Accounting Policies and Basis of Presenting Consolidated Financial Statements

(a) Basis of Presenting Consolidated Financial Statements

The accompanying consolidated financial statements have been extracted from Company’s Korean language consolidated financial statements that were prepared using accounting principals, procedures and reporting practices generally accepted in the Republic of Korea (“Korean GAAP”). The consolidated financial statements have been translated from those issued in the Korean language into the English language, and have been modified to allow for the formatting of the consolidated financial statements in a manner which is different from the presentation under Korean financial statements practices. In addition, certain modifications have been made in the accompanying consolidated financial statements to bring the formal presentation into conformity with practices outside of Korea, and certain information included in the Korean language statutory consolidated financial statements, which management believes is not required for a fair presentation of Company’s financial position or results of operations, is not presented in the accompanying consolidated financial statements. The accompanying consolidated financial statements and their utilization are not designed for those who are not informed about Korean accounting principles, procedures and practices and furthermore are not intended to present the financial position and results of operations and cash flows in accordance with accounting principles and practices generally accepted in countries and jurisdictions other than the Republic of Korea.

KT CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

The consolidated financial statements include the accounts of KT and the following controlled subsidiaries (collectively referred to as the “Company”) as of December 31, 2004, 2005 and 2006. Controlled subsidiaries include majority-owned entities by either KT or a controlled subsidiary, other entities where KT or its controlled subsidiary owns more than 30% of total outstanding common stock and is the largest shareholder and entities where KT or its controlled subsidiary have rights to appoint a majority of the members of the entities’ governing body. All significant intercompany balances and transactions have been eliminated on consolidation.

	Year of obtaining control	Percentage ownership (%) at December 31			Primary business
Subsidiary		2004	2005	2006
KT Freetel Co., Ltd. (“KTF”)*[1]	1997	48.7	44.6	52.2	PCS business
KT Hitel Co., Ltd. (“KTH”)	1992	65.9	65.9	65.9	Data communication
KT Submarine Co., Ltd. (“KTSC”)	1995	36.9	36.9	36.9	Submarine cable construction and maintenance
KT Powertel Co., Ltd. (“KTP”)	1985	44.9	44.9	44.9	Trunk radio system business
KT Networks Corporation (“KTN”)	1986	100.0	100.0	100.0	Group telephone management
KT Linkus Co., Ltd.(“KTL”)	1988	93.8	93.8	93.8	Public telephone maintenance
KT Commerce Inc. (“KTC”)*[2]	2002	100.0	100.0	100.0	B2C, B2B service
KTF Technologies Inc. (“KTFT”)*[3]	2002	70.8	73.1	74.9	PCS handset development
KTF M Hows (“KTFM”)*4	2004	—	51.0	51.0	Mobile marketing
Korea Telecom America, Inc. (“KTAI”)	1993	100.0	100.0	100.0	Foreign telecommunication business
Korea Telecom Philippines, Inc. (“KTPI”)	1994	100.0	100.0	100.0	Foreign telecommunication business
New Telephone Company Inc. (“NTC”) (“NTC”)*[5]	1998	72.5	72.5	80.0	Foreign telecommunication business
Korea Telecom Japan Co., Ltd.	1999	100.0	100.0	100.0	Foreign telecommunication business
KT China Co., Ltd. (“KTCC”)	2003	100.0	100.0	100.0	Foreign telecommunication business
KT Internal Venture Fund No. 1 *[6]	2003	—	89.3	—	Investment fund
KT Internal Venture Fund No. 2 *[6,7]	2003	—	94.3	94.3	Investment fund
KT Telecom Venture Fund No. 1 *[6,8]	2000	—	90.0	90.0	Investment fund
KT Rental Corp. (“KTR”)*[9]	2005	—	100.0	100.0	Rental service
KT Capital Co., Ltd. *[10]	2006	—	—	100.0	Financing service
Sidus FNH Corporation (“Sidus FNH”) *[11]	2005	—	51.0	51.0	Movie production
PT. KTF Indonesia (“KTFI”) *[12]	2003	—	99.0	99.0	Foreign telecommunications
Sidus FNH Benex Cinema Investment Fund *[13]	2006	—	—	43.3	Movie investment fund
Telecop Service Co., Ltd. *[14]	2006	—	—	93.8	Security service
Olive Nine Co., Ltd. *[15]	2006	—	—	19.7	Broadcasting production

KT CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

(*1) In 2004, KTF reacquired 7,073,200 shares of its common stock and retired these treasury shares resulting in a (Won)149,800 million charge to its retained earnings. Accordingly, KT’s equity ownership interest in KTF increased from 46.9% to 48.7%. In December 2005, KT’s equity ownership interest in KTF decreased from 48.7% to 44.6% due to the common stock issuance of KTF to NTT DoCoMo Inc. (note 23(b)).

During 2006, KT purchased 12,489,850 shares of KTF amounting to (Won)356,700 million. As a result, KT’s equity ownership interest in KTF increased to 50.8% as of August 20. In December 2006, due to retirement of treasury stock of KTF, KT’s equity ownership interest in KTF increased to 52.2% as of December 31, 2006.

(*2) The 100.0% ownership percentage in KTC represents the ownership of this entity by KT (19.0%) and KTH (81.0%).

(*3) During 2006, KTF purchased 27,397 shares of KTFT for consideration of (Won)1,658 million. As a result, KTF’s equity ownership in KTFT increased to 74.9%.

(*4) The 51.0% ownership percentage in KTFM represents the ownership of this entity by KTF. KTFM was accounted for under the cost method through 2004. In 2005, the Company accounted for KTFM as a subsidiary and began to consolidate.

(*5) During 2006, KT’s equity ownership interest in NTC increased from 72.5% at December 31, 2005 to 80.0% at December 31, 2006 due to the retirement of treasury stock of NTC.

(*6) The above funds were accounted for under the cost method through 2004. Due to the adoption of Statement of Accounting Standards (“SKAS”) No. 15 “Investment in Associates”, effective January 1, 2005, the Company accounted for the funds as subsidiaries and began to consolidate. Prior period amounts were not restated.

(*7) In 2006, KT Internal Venture Fund No. 1 was liquidated on July 12, 2006.

(*8) The 90.0% ownership percentage in KT Telecom Venture Fund No. 1 represents the ownership of this entity by KT (70.0%), KTH (10.0%) and KTF (10.0%).

(*9) In October 2005, through an internal restructuring process, KTN became two companies, KTN and KTR. KTN was split into KTN and KTR.

(*10) In December 2006, KTR was split into KTR and KT Capital Co., Ltd. There was no change in the equity interest before and after the split.

(*11) The 51.0% ownership percentage in Sidus FNH Corporation represents the ownership of this entity by KT (35.7%) and KTF (15.3%).

(*12) The 99.0% ownership percentage in PT. KTF Indonesia represents the ownership of this entity by KTF.

(*13) In November 2006, KT, KTF, KTH and Sidus FNH Corporation purchased 130 shares of Sidus FNH Benex Cinema Investment Fund amounting to (Won)13,000 million representing ownership interest of 13.3%(KT), 6.7% (KTF), 3.3%(KTH) and 20.0%(Sidus FNH Corporation), respectively.

(*14) In November 2006, KTL was split into KTL and Telecop Service Co., Ltd. There was no change in the equity interest before and after the split.

(*15) In December 2006, the Company purchased 8,750,000 shares of Olive Nine Co., Ltd. amounting to (Won)22,000 million resulting in a 19.7% ownership interest in Olive Nine Co., Ltd. As KT holds rights to appoint majority of board members of Olive Nine Co., Ltd., KT has control over Olive Nine Co., Ltd. As a result, Olive Nine Co., Ltd is included in the consolidated subsidiaries.

KT CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

As of December 31, 2006, KT had issued guarantees of consolidated subsidiaries’ indebtedness and contract performance as follows:

	Millions
Related party	Initial guarantee amount		Remaining guarantee as of December 31, 2006
KTSC	(Won)	53,917	(Won)	33,805
NTC		11,155		929

	(Won)	65,072	(Won)	34,734

As of December 31, 2006, KTPI had issued guarantees of indebtedness of Republic Telecommunication Holdings, Inc. an equity method investee of KTPI, amounting to (Won)168 million.

Significant account balances of KT which occurred in the normal course of business with and between subsidiaries as of December 31, 2005 and 2006 are summarized as follows (these amounts have been eliminated in consolidation):

	Millions
Balance Sheet Items	2005		2006
Notes and accounts receivable—trade	(Won)	239,545	284,060
Accounts receivable—other		16,220	14,885
Accounts payable—other		344,207	303,434
Other current liabilities-key money deposits		35,298	29,902

Significant account balances which occurred in the normal course of business between KT and its equity method investees as of December 31, 2005 and 2006 are summarized as follows:

		Millions
Transaction Parties	Balance Sheet Items	2005		2006
Korea Digital Satellite Broadcasting Co. (“KDB”)	Notes and accounts receivable-trade	(Won)	88,891	28,678
Other equity method investee	Notes and accounts receivable-trade		24,840	5,764
Pivotec Co., Ltd	Accounts payable-other		15,008	7,172
eNtoB Corp. (“eNtoB”)	Accounts payable-other		24,639	23,283
Korea Information Data Corp. (“KOID”)	Accounts payable-other		15,895	16,136
Korea Telecom Realty Development and Management Co., Ltd. (“KTRD”)	Accounts payable-other		14,879	18,789
Korea Information Service Corp. (“KOIS”)	Accounts payable-other		10,709	11,969
Goodmorning F Co., Ltd. (“Goodmorning F”)	Accounts payable-other		2,678	8,104
Other equity method investee	Accounts payable-other		460	1,846

KT CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

Significant transactions of which occurred in the normal course of business with and between subsidiaries for the years ended December 31, 2004, 2005 and 2006 are summarized as follows (these amounts have been eliminated in consolidation):

	Millions
	2004		2005	2006
Operating revenues	(Won)	891,233	889,505	801,538
Operating expenses		1,124,463	1,407,152	1,386,853
Contributions received for losses on universal telecommunications services		25,557	9,778	14,977
Other income		10,307	3,455	110
Purchase of property, plant and equipment		—	120,122	—

Significant transactions which occurred in the normal course of business between KT and its equity method investees for the years ended December 31, 2004, 2005 and 2006 are summarized as follows:

	Income statement items	Millions
Transaction Parties		2004		2005	2006
KDB	Operating revenues	(Won)	131,685	120,590	89,520
KOID	Operating revenues		10,676	11,983	12,666
KOIS	Operating revenues		7,934	10,262	17,610
Other equity method investee	Operating revenues		1,872	3,831	1,680
KOID	Operating expenses		102,624	99,809	111,425
Goodmorning F	Operating expenses		74,058	54,742	50,677
KTRD	Operating expenses		—	25,952	58,035
KOIS	Operating expenses		71,778	71,488	75,806
Pivotech Co., Ltd.	Operating expenses		43,499	33,360	33,399
eNtoB	Operating expenses		86,406	130,712	132,655
Other equity method investee	Operating expenses		7,321	5,063	8,178

(b) Cash Equivalents

The Company considers short-term financial instruments with maturities of three months or less at the acquisition date to be cash equivalents.

(c) Financial Instruments

Short-term financial instruments are instruments managed by financial institutions which are held for short-term cash management purposes or will mature within one year, including time deposits, installment savings deposits and restricted bank deposits.

(d) Allowance for Doubtful Accounts

Trade notes and accounts receivable are recorded at the invoiced amount and do not bear interest. The allowance for doubtful accounts is the Company’s best estimate of the amount of probable credit losses in the Company’s existing notes and accounts receivable. The Company determines the allowance for doubtful notes and accounts receivable based on an analysis of portfolio quality and historical write-off experience. Account balances are charged off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote.

KT CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

Changes in the allowances for doubtful accounts for each of the years in the three-year period ended December 31, 2006 are summarized as follows:

	Millions
	2004		2005	2006
Balance at beginning of year	(Won)	646,273	702,635	613,873
Provision		287,073	120,048	111,285
Write-offs		(230,711)	(208,810)	(161,994)

Balance at end of year	(Won)	702,635	613,873	563,164

(e) Inventories

Inventories are stated at the lower of cost or net realizable value. Cost is determined by the moving-average cost method, except for materials in transit for which cost is determined by the specific identification method. Net realizable value is the estimated selling price in the ordinary course of business, less the estimated selling cost. The Company records inventory valuation losses in its cost of goods sold which is a component of operating expenses.

(f) Investments in Securities

Upon acquisition, the Company classifies debt and equity securities, excluding investment securities under the equity method of accounting, into one of the three categories: held-to-maturity, available-for-sale, or trading securities and such determination is reassessed at each balance sheet date. Investments in debt securities that the Company has the positive intention and ability to hold to maturity are classified as held-to-maturity. Securities that are bought and held principally for the purpose of selling them in the near term (thus held for only a short period of time) are classified as trading securities. Trading generally reflects active and frequent buying and selling, and trading securities are generally used to generate profit on short-term differences in price. Investments, excluding investment securities under the equity method of accounting, not classified as either held-to-maturity or trading securities are classified as available-for-sale securities.

Trading securities are carried at fair value, with unrealized holding gains and losses included in earnings. Available-for-sale securities are carried at fair value when it is available, with unrealized holding gains and losses reported as a component of capital adjustment, net of tax. When the fair value is not readily determinable, they are carried at cost. Realized gains and losses are determined using the specific identification method based on the trade date of a transaction. Investments in debt securities that are classified into held-to-maturity are reported at amortized cost at the balance sheet date and such amortization is included in interest income.

Marketable securities are stated at the quoted market prices as of the year end. Non-marketable debt securities are recorded at the fair values derived from the discounted cash flows by using an interest rate deemed to approximate the market interest rate. The market interest rate is determined by the issuers’ credit rate announced by the accredited credit rating agencies in Korea. Beneficiary certificates, which are securities indicating beneficiary right on certain investment securities held by investment management companies, are recorded at fair value as determined by the investment management companies.

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

KT CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

A decline in market value of any available-for-sale or held-to-maturity security below cost that is deemed to be other-than-temporary results in a reduction in carrying amount to fair value and the impairment loss is charged to current results of operations.

(g) Investment Securities Under the Equity Method of Accounting

For investments in companies, whether or not publicly held, that are not controlled, but under the Company’s significant influence, the Company utilizes the equity method of accounting. Significant influence is generally deemed to exist if the Company can exercise influence over the operating and financial policies of an investee. The ability to exercise that influence may be indicated in several ways, such as the Company’s representation on its board of directors, the Company’s participation in its policy making processes, material transactions with the investee, interchange of managerial personnel, or technological dependency. Also, if a member of the Company owns directly or indirectly 20% or more of the voting stock of an investee and the investee is not required to be consolidated (see note 2(a)), the Company generally presumes that the investee is under significant influence. Effective January 1, 2005, the Company adopted SKAS No. 15 “Investment in Associates”. In accordance with SKAS No. 15, the Company accounted for the funds using the equity method. As allowed by the statement, the Company did not restate the prior year balances and presented the cummulative effect as of January 1, 2005, amounting to (Won)4,528 million as equity in losses of affiliates in the 2005 consolidated financial statements.

Under the equity method of accounting, the Company’s initial investment is recorded at cost and is subsequently increased to reflect the Company’s share of the investee income and reduced to reflect the Company’s share of the investee losses or dividends received. Any excess in the Company’s acquisition cost over the Company’s share of the investee’s fair value of identifiable net assets is generally recorded as investor-level goodwill or other intangibles and amortized by the straight-line method over the estimated useful life. The amortization of goodwill or other intangibles is recorded against the equity income (losses) of affiliates. When events or circumstances indicate that carrying amount may not be recoverable, the Company reviews investor-level goodwill or other intangible for impairment.

Assets and liabilities of foreign-based companies accounted for using the equity method are translated at current rate of exchange at the balance sheet date while income and expense items in the consolidated statement of earnings are translated at average rate and capital accounts at historical rate. The translation gains and losses arising from collective translation of the foreign currency financial statements of foreign-based companies are offset and the balance is accumulated as capital adjustment.

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

KT CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

Depreciation is computed using the declining-balance method (except for buildings, structures, underground access to cable tunnels, and concrete and steel telephone poles, as well as the assets of KTF and certain other subsidiaries which are depreciated using the straight-line method due to the characteristics and nature of property, plant and equipment) based on the following estimated useful lives of the related assets:

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

KT CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

Amortization of goodwill of (Won)212,210 million, (Won)130,113 million and (Won)133,988 million for the years ended December 31, 2004, 2005 and 2006, respectively, and amortization of negative goodwill of (Won)518 million, (Won)517 million and (Won)518 million for the years ended December 31, 2004, 2005 and 2006, respectively, are included in operating expenses and other income, respectively, in the consolidated statements of earnings and retained earnings.

(ii) Other Intangible Assets

Other intangible assets, consisting of exclusive rights usage and software, are stated at cost less accumulated amortization. Amortization is computed using the straight-line method over periods which range from 15 months to 50 years. The Company has monopolistic and exclusive rights to control buildings and facilities utilization and copyrights by contract or related laws. Accordingly, the Company amortizes those intangible assets over the period of 30 or 50 years based on contract or related laws.

(iii) Research and Development Costs

The Company charges research and development costs to expense as incurred. However, development costs which are recoverable from future earnings are deferred and amortized over their estimated useful lives. In addition, internal software development costs, after technological feasibility is established, such as those associated with Broadband Integrated Services Digital Network (B-ISDN), New Operations Support System (NeOSS) and Enterprise Resource Planning (ERP), are accounted for as intangible assets and amortized by the straight-line method over their estimated economic useful lives from 3 to 6 years.

The Company expensed research and development costs of (Won)265,207 million, (Won)267,458 million and (Won)216,896 million for the years ended December 31, 2004, 2005 and 2006, respectively. In addition, the Company capitalized development costs, which consist entirely of software, of (Won)103,374 million, (Won)100,891 million and (Won)129,209 million for the years ended December 31, 2004, 2005 and 2006, respectively.

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

(m) Convertible Notes

When issuing convertible bonds, the values of the conversion rights are recognized separately in other capital surplus. Considerations for conversion rights are measured by deducting the present value of ordinary or straight debt securities (redemption premium is included if applicable) from the gross proceeds of the convertible bonds received at the date of issue.

KT CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

Convertible securities issued prior to January 1, 2003, the effective date of Statement of Korean Accounting Standards(“SKAS”) No. 9, Convertible Securities, are treated in accordance with the previous accounting standard which does not require separate recognition of the conversion feature and have not been restated. The Company recognizes interest expense on convertible notes as determined using the effective interest method and amortization of redemption premium as redemption premium on convertible notes.

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

(o) Provisions, Contingent Liabilities and Contingent Assets

Prior to January 1, 2005, contingent liabilities were recognized when probable and reasonably estimable. Effective January 1, 2005, the Company adopted SKAS No.17 “Provisions, Contingent Liabilities and Contingent Assets”. In accordance with the standard, provisions are recognized when all of the following are met: (1) an entity has a present obligation as a result of a past event, (2) it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation, and (3) a reliable estimate can be made of the amount of the obligation.

In cases where an obligation is settled, the Company recognizes the amount reimbursable from a third party as a separate asset when it is virtually certain that the reimbursement will be received. In such case, income, if any, recognized on receipt of the reimbursement is presented net of the charges made in connection with the provision.

The Company records an accrual for the marketing costs associated with providing gifts under the customer call bonus program when call bonus points are earned. The accrual is presented in other long-term liabilities in the accompanying consolidated balance sheets. The accrual is adjusted periodically based on points earned, points redeemed and changes in estimated costs. Increase in the provision is recorded in operating expense and decrease due to write-off or change in estimate is recorded as other income.

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

Internet service revenue and data communication service revenue consist of non-refundable initial connection service fees and fixed monthly fees. The Company recognized fixed monthly fees in the month that fees are charged.

KT CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

Non-refundable initial connection service fees for telephone service, Internet service, PCS service and data communication service are recognized when the connection services are performed.

(q) Foreign Currency Translation

Monetary assets and liabilities denominated in foreign currencies are translated into Korean Won at the balance sheet date. Unrealized foreign currency translation gains and losses on monetary assets and liabilities are included in current results of operations. As of December 31, 2005 and 2006, monetary assets and liabilities denominated in foreign currencies are translated into Korean Won at (Won)1,013.0 to US$1 and (Won)929.6 to US$1, respectively. Non-monetary assets and liabilities denominated in foreign currencies, which are stated at historical cost, are translated into Korean Won at the foreign exchange rate at the date of the transaction.

The Company accounts for foreign exchange translation gains and losses on all borrowings as an expense in the period in which they are incurred.

(r) Derivatives

Derivative instruments, regardless of whether they are entered into for trading or hedging purposes, are valued at fair value. Derivative contracts not meeting the requirements for hedge accounting treatment are classified as trading contracts with the changes in fair value included in current operations. For the years ended December 31, 2004, 2005 and 2006, all derivative instruments were recorded as trading contracts.

(s) Leases

Prior to January 1, 2006, the Company accounted for and classified its lease transactions as either an operating or capital lease, depending on the terms of the lease under Korean Lease Accounting Standards. If a lease is substantially noncancellable and meets one or more of the criteria listed below, the present value of future minimum lease payments is reflected as an obligation under a capital lease.

•	Ownership of the leased property transfers to the lessee at the end of the lease term without additional payment or for a contract price.

•	The lease has a bargain purchase option.

•	The lease term is equal to 75% or more of the estimated economic useful life of the leased property.

•	The present value at the beginning of the lease term of the minimum lease payments equals or exceeds 90% of the fair value of the leased property.

Otherwise, the lease was classified as an operating lease and lease payments expensed as incurred on a straight-line basis over the lease term.

Effective January 1, 2006, the Company adopted SKAS No. 19, Leases. Under this standard, the above capital lease criteria have been amended. Specifically, the premise of substantially noncancellable lease has been removed and the criterion of a bargain purchase option has been modified to include also a reasonable certainty, at the inception of the lease, that the option will be exercised. In addition, if the leased property is specialized to the extent that only the lessee can use it without any major modification, it would be considered a capital lease.

As allowed under the transition clause of SKAS No. 19, the Company continues to account for its lease transactions with lease term commencing prior to the effective of SKAS No.19, under Korean Lease Accounting Standards.

KT CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

(t) Income Taxes

Income tax expense or benefit on earnings includes both current and deferred taxes. Current tax is the expected tax payable on the taxable income for the period, using tax rates enacted at the balance sheet date. Deferred tax is provided using the asset and liability method, providing for temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. Deferred tax assets and liabilities are measured using tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period of the expected enactment date.

Prior to January 1, 2005, deferred taxes were not recognized for temporary differences related to unrealized gains and losses on investment securities that were reported as a separate component of stockholders’ equity. However, effective January 1, 2005, the Company adopted SKAS No. 16 “Income Taxes”. In accordance with the statement, deferred taxes are recognized on the temporary differences related to unrealized gains and losses on investment securities that are reported as a separate component of stockholders’ equity. The adoption of SKAS No. 16 did not have a significant impact on the Company’s consolidated financial statements.

A deferred tax asset is recognized only to the extent that it is probable that such deferred tax asset is recoverable in a future period. Deferred tax assets are reduced to the extent that it is no longer probable that the related tax benefit will be realized. In accordance with Application of Korea Accounting Standard (“AKAS”) 06-2, “Deferred Tax Accounting for Investments in Subsidiaries, Affiliated Companies Accounted for Using the Equity Method, and Interest in Joint Ventures,” evaluation of tax benefit, if any, for subsidiaries and affiliates is based on the net deferred tax asset or liability of all temporary differences arising from the same affiliate rather than on an individual basis.

Deferred taxes are recognized on the temporary differences related to unrealized gains and losses of available-for-sale securities and reported as a separate component of stockholders’ equity.

Deferred tax assets and liabilities are classified as current or non-current based on the classification of the related asset or liability for financial reporting or the expected reversal date of the temporary difference. The deferred tax amounts are presented as a net current asset or liability and a net non-current asset or liability, as appropriate.

(u) Dividends Payable

Annual dividends are recorded upon resolution by the board of directors and approved by the shareholders. However, interim dividends are recorded when approved by the board of directors based on authority granted by the Company’s articles of incorporation.

(v) Stock Options

The stock option program allows the Company’s directors and officers to acquire Company shares for a specified price at specified times. The option exercise price is generally fixed at above the market price of underlying shares at the date of the grant. The Company values stock options based upon an option-pricing model (Black-Scholes model) under the fair value method and recognizes this value as an expense over the period in which the options vest.

When the options are exercised, equity is increased by the amount of the proceeds received, and the values of options exercised is credited to the capital surplus. When stock options are forfeited because the specified

KT CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

vesting requirements are not satisfied, previously recognized compensation costs and corresponding capital adjustment account are reversed to earnings. When stock options expire unexercised, previously recognized compensation costs and corresponding capital adjustment account are reversed to capital surplus.

(w) Payment of a handset subsidy to mobile phone users

According to the provisions of the Telecommunications Business Law (the “Law”), as revised in February 15, 2006, KT and KTF are allowed to provide a one time handset subsidy to eligible mobile phone users within the next two years beginning March 27, 2006. The handset subsidy is paid in cash to the customer through a retailer upon the customers’ request following the purchase of a handset. The subsidy is intended to offset a portion of the cost of the handset. Pursuant to the Law, KT and KTF may establish its subsidy policy regarding the eligibility criteria and amount of payment. Consistent with the Law, KT and KTF provide a subsidy for mobile phone users through a retailer who have subscribed to the Company’s service or any other mobile carriers for 18 consecutive months. Moreover, KT and KTF have the right to discontinue the payment depending on its marketing strategies, if necessary. However, KT and KTF are required to report changes in the service agreement, should they take place, to the Ministry of Information and Communication within 30 days of the effective date. The costs for the handset subsidies, which are provided by the Company to obtain new customer relationships or renew existing customer relationships, are expensed as incurred and recorded as commissions to sales agents included in operating expense.

(x) Earnings Per Share

Basic earnings per common share are calculated by dividing net earnings available to common stockholders by the weighted-average number of shares of common stock outstanding during each period.

Diluted earnings per share are calculated by dividing net earnings available to common stockholders plus interest expenses, net of tax, of the convertible notes by the weighted-average number of shares of common stock outstanding adjusted to include the potentially dilutive effect of the convertible notes, unless the effect would be antidilutive.

Stock options were not considered when calculating diluted earnings per share because the exercise price of the stock options was greater then the average market price of the common share and, therefore, the effect would have been antidilutive.

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

KT CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

(aa) Foreign Currency Translation of Foreign Subsidiaries

Assets and liabilities of the Company’s foreign subsidiaries and operations are translated into Korean Won at the rates of exchange in effect at the balance sheet date. Income and expense items are translated at the average exchange rates prevailing during the fiscal year. Gains and losses resulting from such translation of financial statements are recognized as a foreign-based operations translation capital adjustment within stockholders’ equity.

(ab) Accounting for the Disposition of an Equity Interest in a Consolidated Subsidiary

Gains or losses on the Company’s sale of a subsidiary’s stock is recognized in income if, after the sale of the equity interest, the entity is no longer consolidated. If the entity remains a consolidated subsidiary, the Company records the difference between net proceeds and the carrying amount of the stock as capital adjustment within stockholders’ equity.

(ac) Recent Changes in the Statements of Korea Financial Accounting Standards

Effective January 1, 2006, the Company adopted SKAS No. 19 Lease, and No. 20 Related Party Disclosures. The adoption of these standards did not have a significant impact on the accompanying consolidated financial statements. In addition, the Company adopted the Application of Korea Accounting Standard (“AKAS”) 06-2 Deferred Tax Accounting for Investments in Subsidiaries, Affiliated Companies Accounted for Using the Equity Method, and Interest in Joint Ventures. As explained in note 29, with the adoption of AKAS 06-2, certain accounts of prior year’s consolidated financial statements have been restated as required by this standard.

(ad) Fair Value of Financial Instruments

The following methods and assumptions were used to estimate the fair value of each significant class of financial instruments for which it was practicable to estimate such value:

(i) Cash and cash equivalents, short-term financial instruments, notes and accounts receivable—trade, accounts receivable—other, available-for-sale securities, notes and accounts payable—trade, short-term borrowings and accrued expenses

The carrying amount approximates fair value because these instruments are carried at fair value due to the short maturity of these instruments.

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

KT CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

(iv) Long-term debt

The fair value of the long-term debt, including the current portion, is estimated based on quoted market prices for the same or similar issues or on the current rates offered for debt of the same remaining maturities.

(v) Interest rate swaps, interest currency swaps and other derivatives

The fair values of interest rate swaps, interest currency swaps, interest currency swaps and other derivatives are estimated based on quotes obtained from dealers.

The estimated fair values of the Company’s significant financial instruments at December 31, 2005 and 2006 are summarized as follows:

	2005 (millions)			2006 (millions)
	Carrying amount		Fair value	Carrying amount	Fair value
Cash and cash equivalents	(Won)	1,546,643	1,546,643	1,828,569	1,828,569
Short-term financial instruments		640,077	640,077	312,592	312,592
Notes and accounts receivable—trade		2,455,882	2,455,882	2,575,853	2,575,853
Accounts receivable—other		285,224	285,224	297,330	297,330
Trading securities		250,165	250,165	31,358	31,358
Available-for-sale securities:
• Practicable to estimate fair value		34,416	34,416	237,633	237,633
• Not practicable		44,312	N/A	33,039	N/A
Held-to-maturity securities		105,070	105,068	440	425
Interest rate swap—asset		9,055	9,055	9,290	9,290
Other derivatives—asset		946	946	—	—
Loans to employees		423,309	370,543	297,805	268,283
Notes and accounts payable—trade		866,523	866,523	772,633	772,633
Short-term borrowings		113,298	113,298	184,694	184,694
Accrued expenses		457,615	457,615	421,893	421,893
Interest rate swap—liability		15,165	15,165	6,850	6,850
Interest currency swap—liability		112,738	112,738	161,437	161,437
Other derivatives		3,696	3,696	1,692	1,692
Long-term debt, including current portion		8,566,768	8,357,750	7,449,804	7,395,856

KT CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

It was not practicable to estimate the fair value of investments in unlisted companies. Additional unaudited information as to total assets, stockholders’ equity (deficit), revenues and net income (loss) for these investments as of and for the years ended December 31, 2005 and 2006 are summarized as follows:

	Unaudited 2005 (millions)
	Percentage ownership	Carrying amount		Total assets	Stock- holders' equity (deficit)	Revenues	Net income (loss)
Onse Telecom	8.6	(Won)	6,181	290,952	62,737	366,410	(30,946)
Korea Software Financial Cooperative	1.4		1,000	118,593	105,850	6,592	575
Real Telecom Corporation	6.5		—	18,321	(12,478)	10,760	(9,048)
Korea Information Certificate Authority, Inc.	9.4		2,000	20,638	14,345	14,058	1,601
Mirae Asset Securities Co., Ltd.	4.4		5,000	1,347,772	305,288	298,394	62,696
On Game Network Inc.	11.4		1,061	23,438	18,844	27,040	5,278
Other	—		29,070	- - - - - - - - Not available - - - - - - - -

		(Won)	44,312

	Unaudited 2006 (millions)
	Percentage ownership	Carrying amount		Total assets	Stock- holders' equity (deficit)	Revenues	Net income (loss)
Korea Software Financial Cooperative	1.6	(Won)	1,160	122,856	111,320	3,500	1,979
Real Telecom Corporation	6.5		—	2,870	(24,218)	8,917	(14,943)
Korea Information Certificate Authority, Inc.	9.4		2,000	25,646	18,007	16,657	3,483
On Game Network Inc.	11.4		1,061	25,064	20,926	31,903	2,406
Other	—		28,818	- - - - - - - - Not available - - - - - -

		(Won)	33,039

(3) Basis of Translating Consolidated Financial Statements

The consolidated financial statements are expressed in Korean won and, solely for the convenience of the reader, the consolidated financial statements as of and for the year ended December 31, 2006, have been translated into United States dollars at the rate of (Won)930.0 to US$1, the noon buying rate in the City of New York for cable transfers in Won as certified for customs purposes by the Federal Reserve Bank of New York at December 29, 2006, the last day in 2006 for which such rate is available. The translation should not be construed as a representation that any or all of the amounts shown could be converted into U.S. dollars at this or any other rate.

KT CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

(4) Cash and Cash Equivalents

Cash and cash equivalents as of December 31, 2005 and 2006 are summarized as follows:

	Millions
	2005		2006
Cash on hand	(Won)	6,345	8,493
Checking accounts		24,339	31,507
Passbook accounts		50,882	46,952
Cash in transit		406,790	340,836
Money market deposit accounts		298,383	234,238
Money market fund		656,872	58,863
Repurchase agreements (RPs)(*)		7,000	103,424
Money trust accounts(*)		—	722,121
Foreign currency deposits		59,017	19,225
Time deposits		—	190,000
Other		37,015	72,910

	(Won)	1,546,643	1,828,569

(*)	RPs and money trust accounts are required to be classified in accordance with their underlying investment portfolio. All investments held by these accounts mature in less than three months at the acquisition date and are classified as cash equivalents.

(5) Restricted Deposits

There are certain amounts included in short-term financial instruments and short-term and long-term financial instruments, which are included in other assets of the consolidated balance sheet, which are restricted in use for expenditures for certain business purposes as of December 31, 2005 and 2006 as follows:

	Millions
	2005		2006
Short-term financial instruments	(Won)	7,371	733
Long-term financial instruments		89	39

	(Won)	7,460	772

(6) Inventories

Inventories as of December 31, 2005 and 2006 are summarized as follows:

	Millions
	2005		2006
Merchandise(*)	(Won)	295,513	201,561
Less: Valuation allowance		(41,944)	(42,973)
Construction and repair materials		53,696	21,686
Other		52,848	56,919

	(Won)	360,113	237,193

(*)	Merchandise mainly consists of PCS handsets, PDA devices and fixed-line handsets.

KT CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

The Company recognized inventory valuation losses of (Won)40,330 million and (Won)44,027 million included in cost of goods sold for the years ended December 31, 2005 and 2006.

(7) Other Current Assets

Other current assets as of December 31, 2005 and 2006 are summarized as follows:

	Millions
	2005		2006
Current portion of long-term loans to employees	(Won)	114,205	113,881
Prepaid expenses		33,495	41,838
Deposits		90,361	44,043
Accrued interest income		11,674	10,883
Short-term loans, net		10,413	8,764
Fair value of derivative contracts (note 23(c))		13,164	9,290
Other		160	311

	(Won)	273,472	229,010

(8) Investments Securities

Investments in securities as of December 31, 2005 and 2006 are summarized as follows:

(a) Trading securities (fair value)

	Millions
	2005		2006
Beneficiary Certificates	(Won)	250,165	31,358

(b) Available-for-sale securities

(i) Equity securities

	Percentage of ownership (%)		Millions
	2005	2006	2005		2006
Current assets:
Knowledge Plant, Inc.*	4.4.	—	(Won)	7,931	—

KT CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

	Percentage of ownership (%)		Carrying amount at December 31
	2005	2006	2005		2006
			(millions)
Investment assets:
Korea Software Financial Cooperative	1.4	1.6	(Won)	1,000	1,160
Korea Information Certificate Authority, Inc.	9.4	9.4		2,000	2,000
Mirae Asset Securities Co., Ltd.	4.4	—		5,000	—
On Game Network, Inc.	11.4	11.4		1,061	1,061
GaeaSoft Corp.*	2.1	2.1		1,438	1,084
KRTnet Corporation*	7.5	7.5		4,416	4,200
Solid Technologies, Inc.*	4.8	4.8		7,880	6,640
VACOM Wireless, Inc.	16.8	16.8		719	641
ESTsoft Corp.	15.0	15.0		1,650	1,650
CEC Mobile	16.7	16.7		1,507	1,507
Onse Telecom	8.6	—		6,181	—
Wide Telecom, Inc.*	0.5	0.5		24	13
Dalsvyaz*	2.6	2.6		198	704
PT.Mobile-8*	—	2.3		—	13,321
MBC ESS Sports, Inc.	9.0	9.0		1,800	1,800
GEOTEL Corp.*	—	7.8		—	2,970
ELUON Corp.*	—	4.7		—	226
Other	—	—		23,413	23,220

			(Won)	58,287	62,197

*	Investments in these equity securities are recorded at fair value. All other equity securities that do not have readily determinable fair values are stated at cost.

The Company recognized an impairment loss on available-for-sale securities that have no readily determinable fair value of (Won)6,945 million and (Won)4,185 million for the years ended December 31, 2005 and 2006, respectively. Also, the Company recognized a recovery of impairment loss on available-for-sale securities of (Won)227 million for the year ended December 31, 2006.

During 2006, the Company disposed of its investments in Knowledge Plant, Inc., Mirae Asset Securities Co., Ltd. and Onse Telecom, as well as certain other investments and recognized a gain, net on the disposal of available-for-sale securities amounting to (Won)78,444 million, collectively, for the year ended December 31, 2006.

(ii) Debt securities

	Maturity	Millions
		2005		2006
Current assets:
Beneficiary certificates	2007	(Won)	7,478	204,336

Investment assets:
Government and municipal bonds	2008~2013	(Won)	1,816	1,273
Other	2009		3,216	2,866

		(Won)	5,032	4,139

KT CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

(c) Changes in unrealized gains (losses)

Changes in unrealized gains (losses) on available-for-sale securities for the year ended December 31, 2005 and 2006 are summarized as follows:

	Millions
	2005		2006
Beginning balance	(Won)	7,797	11,672
Changes in unrealized gains and losses, net		11,802	4,280
Realized gains on disposition of securities, net		(7,927)	(3,377)

Balance at end of year		11,672	12,575

Deferred tax effect		(2,374)	(4,407)

Balance at end of year, net of tax	(Won)	9,298	8,168

(d) Held-to-maturity securities

	Maturity	Millions
		2005		2006
Current assets:
Government and municipal bonds	2007	(Won)	98	32
Investment assets:
Government and municipal bonds	2008~2012		567	308
Beneficiary certificates (note 23(g))	2008		104,305	—
Other	2009		100	100

		(Won)	104,972	408

During 2003, KTF acquired beneficiary certificates issued by Shinhan Bank Trust in relation to the disposal of trade accounts and notes receivable. For the year ended December 31, 2005, KTF recognized the difference between the fair value of the receivables and sales proceeds as impairment loss of (Won)21,849 million which may arise from the uncollectibility of the trade accounts and notes receivable. On December 21, 2006, KTF early terminated the PCS service installment receivable transfer program with Shinhan Bank Trust and repurchased the remaining outstanding receivables in exchange of (Won)200,000 in cash and nullified the beneficiary certificates. The Company recorded the repurchased receivables at net realizeable value and recognized a gain of (Won)12,493 million. (see note 23(g))

KT CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

(9) Equity Securities of Affliates

Investments in affiliated companies accounted for using the equity method as of December 31, 2005 and 2006 are summarized as follows:

	Percentage Ownership (%)		Millions
			2005			2006
	2005	2006	Net asset		Book value	Net asset	Book value
Listed:
Hallim Venture Capital Corporation (“HVCC”)	6.6	—	(Won)	1,701	—	—	—
Unlisted:
Mongolian Telecommunications Co.	40.0	40.0		8,586	8,586	9,321	9,321
Sky Life Contents Fund	22.5	22.5		4,915	4,915	5,050	5,050
Korea Information Technology Fund	33.3	33.3		102,853	102,853	101,609	101,609
Korea IT Venture Partners, Inc.	28.0	28.0		8,891	8,891	9,204	9,204
Goodmorning F*	19.0	19.0		508	508	826	826
KBSi Co., Ltd.	32.4	32.4		2,638	2,638	2,810	2,810
Korea Telephone Directory Co., Ltd.	34.0	34.0		6,410	6,410	7,867	7,867
eNtoB	23.8	23.8		4,792	4,792	5,112	5,112
Pivotec Co., Ltd.*	15.6	15.6		3,321	3,165	6,299	6,299
KTRD*	19.0	19.0		1,978	1,978	2,375	2,375
KDB	26.7	26.7		(17,440)	28,169	(17,203)	16,455
KOID*	19.0	19.0		10,706	10,706	12,230	12,230
KOIS*	19.0	19.0		6,803	6,803	8,382	8,382
Harex InfoTech Inc.	21.2	21.2		1,166	2,698	753	1,902
KT Instrument & Communication Corp.	19.0	—		413	413	—	—
Bank Town Co., Ltd.	19.0	—		572	572	—	—
MOSTech Co., Ltd.*	—	17.9		—	—	715	4,186
Korea Seoul Contact all Co.,Ltd.*	—	19.0		—	—	228	228
Korea Service and Communication
Co., Ltd.*	—	19.0		—	—	228	228
Korea Call Center Co., Ltd.*	—	19.0		—	—	228	228
TMworld Co., Ltd.*	—	19.0		—	—	228	228
Ubiquitous Marketing Service and
Communication Co., Ltd.*	—	19.0		—	—	228	228
Olive Nine Entertainment Co., Ltd.	—	100.0		—	—	(1,099)	833
Olive Nine Creative Co., Ltd.	—	42.9		—	—	249	249
The Contents Entertainment	—	50.8		—	—	257	2,133
Tourtainment, Inc.	—	24.6		—	—	134	134
BEP	—	39.0		—	—	8,014	8,014
AGA Company	—	25.1		—	—	(875)	—
KTF-CJ Music Contents Investment
Fund (Centurion Music 1)	—	50.0		—	—	5,025	5,025

			(Won)	148,813	194,097	168,195	211,156

(*)	The Company has significant influence over these affiliated companies due to the Company’s representation on its board of directors and material transactions with investee. As a result, the Company accounts for these investments in affiliated companies under the equity method.

KT CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

During 2004, the Company’s investment in KDB was reduced to nil due to KDB’s operating losses and the Company impairing investor-level goodwill of (Won)37,030 million. As a result, as of December 31, 2004, the Company discontinued the use of the equity method of accounting for KDB since the Company did not provide any guarantees or have any commitments to provide additional financial support to KDB. However, in December 2005, KDB issued new shares in the amount of the (Won)46,000 million which were acquired by JP Morgan Whitefriars Inc. (including the rights to dividends and voting rights of the KDB shares). Related to this share issuance by KDB, the Company and JP Morgan Chase Bank entered into a ‘Put and Call Combination’ contract based on the related shares of KDB amounting to (Won)46,000 million plus a cash premium of (Won)7,383 million. Under this contract, KT has the option to acquire the KDB shares of JP Morgan Whitefriars Inc. during the period from December 29, 2007 to December 29, 2008. Otherwise, JP Morgan Chase Bank has the option to exercise the put-option to KT on December 29, 2008. The exercise price under the contract for both KT and JP Morgan Chase Bank is (Won)46,000 million. The Company recorded the right and obligation of the option (including the premium) amounting to (Won)53,383 million as equity investment in KDB and a long-term payable under the put and call agreement of (Won)46,000 million as of December 31, 2005.

In addition, as of December 31, 2005, the Company has resumed the equity method of accounting for its investment in KDB and considers its equity ownership percentage with the right and obligation of the contract when applying the equity method of accounting. As a result of resuming the equity method of accounting for KDB during 2005, the Company recognized equity in losses of (Won)25,214 million and (Won) 11,803 million relating to its investment in KDB for the years ended December 31, 2005 and 2006, respectively.

In 2005, KTH accounted for its investment in HVCC under the equity method of accounting due to its significant management control. However, in 2006, KTH does not have rights to appoint board members of HVCC due to an amendment of the shareholders’ agreement. As a result, the Company reclassified its investment in HVCC into available-for-sales securities and disposed of shares in HVCC in 2006 and recognized a gain on disposition of available-for-sale securities amounting to (Won)745 million.

In 2006, KT established five Call Center Corporations (Korea Seoul Contact all Co., Ltd., Korea Service and Communication Co., Ltd., Korea Call Center Co., Ltd., TMworld Co., Ltd., Ubiquitous Marketing Service and Communication Co., Ltd.) and KT purchased 45,600 shares of each Call Center amounting to (Won)228 million, respectively. As a result, KT obtained 19.0% of ownership interest in each Call Center Corporations.

In 2006, KT purchased 200,000 shares of Mostech Co., Ltd. amounting to (Won)5,000 million. As a result, KT obtained 18.6% of ownership interest in Mostech Co., Ltd. In December 2006, Mostech Co., Ltd. issued new shares which were not acquired by KT. As a result, KT’s equity ownership interest in Mostech Co., Ltd. decreased to 17.9% and KT recognized a gain on disposition of securities of affiliates amounting to (Won)158 million.

Olive Nine Co., Ltd, a newly consolidated subsidiary in 2006, accounts for investments in Olive Nine Entertainment Co., Ltd., Olive Nine Creative Co., Ltd., The Contents Entertainment and Tourtainment, Inc. under the equity method of accounting.

In 2006, Sidus FNH Corporation purchased 6,686 shares of AGA Company amounting to (Won)156 million. As a result, Sidus FNH Corporation obtained 25.1% of ownership interest in AGA Company.

The 39.0% ownership percentage in BEP represents the ownership of this entity by KTF.

In 2006, KTF purchased shares of KTF-CJ Music Contents Investment Fund (Centurion Music 1) amounting to (Won)5,000 million. As a result, KTF obtained 50.0% ownership interest in KTF-CJ Music Contents Investment Fund (Centurion Music 1).

KT CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

In January 2006, KT disposed of all of its holdings of equity shares in Bank Town Co., Ltd. and recognized a gain on disposition of securities of affiliates amounting to (Won)4,871 million. In October 2006, KT disposed of all of its holdings of equity shares in KT Instrument & Communication Corp. and recognized a loss on disposition of securities of affiliates amounting to (Won)143 million.

The Company received dividends of (Won)2,175 million and (Won)1,247 million from affiliates for the years ended December 31, 2005 and 2006.

Investments in affiliated companies under the equity method of accounting as of December 31, 2005 are as follows:

	Millions
	Cost		Equity in retained earnings (deficit)	Equity income (loss) in 2005	Unrealized gains (losses)	Other decrease in 2005	Book value
Listed:
HVCC	(Won)	5,590	(5,696)	106	—	—	—
Unlisted:
Mongolian Telecommunications Co.		3,450	10,323	735	(5,922)	—	8,586
Sky Life Contents Fund		4,500	—	415	—	—	4,915
Korea Information Technology Fund		100,000	—	4,952	—	(2,099)	102,853
Korea IT Venture Partners, Inc.		9,000	1,196	(1,379)	74	—	8,891
Goodmorning F		254	475	(108)	(88)	(25)	508
KBSi Co., Ltd.		4,760	(3,095)	972	1	—	2,638
Korea Telephone Directory Co., Ltd.		6,800	1,977	(2,367)	—	—	6,410
eNtoB		3,800	3	989	—	—	4,792
Pivotec Co., Ltd.		3,011	283	106	(235)	—	3,165
KTRD		506	945	496	82	(51)	1,978
KDB		185,274	(131,891)	(25,214)	—	—	28,169
KOID		3,800	5,338	1,568	—	—	10,706
KOIS		2,850	3,157	796	—	—	6,803
Sports ToTo On-Line		1,500	(396)	(115)	—	(989)	—
Harex Info Tech Inc.		3,375	—	(839)	162	—	2,698
KT Instrument & Communication Corp.		95	259	59	—	—	413
Bank Town Co., Ltd.		190	379	10	(7)	—	572

	(Won)	338,755	(116,743)	(18,818)	(5,933)	(3,164)	194,097

KT CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

Investments in affiliated companies under the equity method of accounting as of December 31, 2006 are as follows:

	Millions
	Cost		Equity in retained earnings (deficit)	Equity income (loss) in 2006	Unrealized gains (losses)	Other increase (decrease) in 2006	Book value
Unlisted:
Mongolian Telecommunications Co.	(Won)	3,450	11,058	1,647	(6,252)	(582)	9,321
Sky Life Contents Fund		4,500	415	135	—	—	5,050
Korea Information Technology Fund		100,000	2,853	(1,357)	379	(266)	101,609
Korea IT Venture Partners, Inc.		9,000	(183)	645	(258)	—	9,204
Goodmorning F		254	342	315	(85)	—	826
KBSi Co., Ltd.		4,760	(2,123)	174	(1)	—	2,810
Korea Telephone Directory Co., Ltd.		6,800	(390)	1,456	1	—	7,867
eNtoB		3,800	992	320	—	—	5,112
Pivotec Co., Ltd.		3,011	389	(462)	3,361	—	6,299
KTRD		506	1,390	530	82	(133)	2,375
KDB		185,274	(157,105)	(11,803)	89	—	16,455
KOID		3,800	6,906	1,676	—	(152)	12,230
KOIS		2,850	3,953	1,693	—	(114)	8,382
Harex Info Tech Inc.		3,375	(839)	(796)	162	—	1,902
KT Instrument & Communication Corp.		95	318	34	—	(447)	—
Bank Town Co,. Ltd.		190	389	—	—	(579)	—
MOSTech Co., Ltd.		5,000	—	(972)	—	158	4,186
Korea Seoul Contact all Co., Ltd.		228	—	—	—	—	228
Korea Service and Communication Co., Ltd.		228	—	—	—	—	228
Korea Call Center Co., Ltd.		228	—	—	—	—	228
TMworld Co., Ltd.		228	—	—	—	—	228
Ubiquitous Marketing Service and Communication Co., Ltd.		228	—	—	—	—	228
Olive Nine Entertainment Co., Ltd.		4,200	(3,367)	—	—	—	833
Olive Nine Creative Co., Ltd.		200	49	—	—	—	249
The Contents Entertainment		1,754	379	—	—	—	2,133
Tourtainment, Inc.		150	(16)	—	—	—	134
BEP		8,000	(21)	35	—	—	8,014
AGA Company		156	(156)	—	—	—	—
KTF-CJ Music Contents Investment Fund (Centurion Music 1)		5,000	—	25	—	—	5,025

	(Won)	357,265	(134,767)	(6,705)	(2,522)	(2,115)	211,156

KT CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

(10) Property, Plant and Equipment

Changes in property, plant and equipment for the year ended December 31, 2005 were as follows:

	Millions
	2005
	Beginning balance		Acquisition cost	Disposals	Depreciation	Others	Book value as of December 31, 2005
Land	(Won)	1,167,683	599	1,247	—	24,010	1,191,045
Buildings and structures		3,341,029	31,477	14,174	148,554	270,288	3,480,066
Machinery and equipment		10,200,588	119,699	143,462	2,828,909	2,097,695	9,445,611
Vehicles		24,817	1,848	506	9,294	687	17,552
Tools, furniture and fixtures		543,221	264,052	20,179	306,800	111,587	591,881
Construction in progress		444,117	2,453,124	392	—	(2,535,972)	360,877

	(Won)	15,721,455	2,870,799	179,960	3,293,557	(31,705)	15,087,032

Changes in property, plant and equipment for the year ended December 31, 2006 were as follows:

	Millions
	2006
	Beginning balance		Acquisition cost	Disposals	Depreciation	Others	Book value as of December 31, 2006
Land	(Won)	1,191,045	304	10,758	—	28,989	1,209,580
Buildings and structures		3,480,066	1,058	23,883	154,629	189,640	3,492,252
Machinery and equipment		9,445,611	72,420	102,917	2,768,795	2,907,091	9,553,410
Vehicles		17,552	2,076	134	6,812	1,148	13,830
Tools, furniture and fixtures		591,881	118,464	19,722	298,057	114,946	507,512
Construction in progress		360,877	3,323,375	902	—	(3,291,167)	392,183

	(Won)	15,087,032	3,517,697	158,316	3,228,293	(49,353)	15,168,767

Property, plant and equipment are insured against fire damage up to an amount of (Won)1,901,458 million and (Won)2,413,186 million as of December 31, 2005 and 2006, respectively. Additionally, the Company maintains insurance policies covering loss and liability arising from automobile accidents.

KT CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

(11) Other Assets

Other assets as of December 31, 2005 and 2006 are summarized as follows:

	Millions
	2005		2006
Frequency usage right (note 12)	(Won)	1,147,174	1,040,878
Long-term loans to employees		307,308	193,120
Leasehold rights and deposits		309,599	310,552
Goodwill		618,000	488,650
Negative goodwill		(1,036)	(518)
Other intangible assets		369,061	430,581
Long-term accounts receivable—trade		123,578	147,229
Long-term accounts receivable—other		10,284	7,862
Deferred income tax assets, net (note 26(d))		79,444	41,739
Other		134,763	134,886

	(Won)	3,098,175	2,794,979

(12) Frequency Usage Rights

During 2001, KTICOM acquired an IMT-2000 frequency usage right and a license to operate the IMT-2000 business from the MIC for (Won)1,300 billion. KTICOM was merged into KTF on March 6, 2003. KTICOM paid 50%, or (Won)650 billion, of this amount in 2001 and the net present value of the remaining (Won)650 billion unpaid balance is recorded as long-term accounts payable—other in the accompanying consolidated balance sheet as of December 31, 2005 and 2006. This right has a contractual life of 15 years and is amortized based on the date commercial service was initiated through the end of its contractual life. The Company began amortizing this intangible asset on December 1, 2003.

During 2005, the Company acquired Wireless Broadband (“WiBro”) portable internet frequency usage right and a license to operate the WiBro business in the Republic of Korea from the MIC for (Won)125,800 million. The Company recorded the amount as frequency usage rights included in other assets in the accompanying balance sheet as of December 31, 2006. The right has a contractual life of 7 years from the grant date and is being amortized over its remaining contractual life commencing on June 30, 2006 when commercial service was initiated.

The net amount of the frequency usage rights as of December 31, 2005 and 2006 is as follows:

	Millions
	2005		2006
Frequency usage rights	(Won)	1,342,023	1,342,023
Less: Accumulated amortization		(194,849)	(301,145)

	(Won)	1,147,174	1,040,878

KT CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

Long-term accounts payable—other related to IMT-2000 frequency usage right is stated at the net present value of future cash flows, calculated using KTICOM’s effective interest rate (9.93%) at the time of receipt of the frequency usage right. This payable accrues interest at the three-year Government bond interest rate minus 0.75% (4.07% as of December 31, 2006). The accrued interest is paid on an annual basis to the MIC. The balances as of December 31, 2005 and 2006 were as follows:

	Millions
	2005		2006
Long-term accounts payable—other	(Won)	650,000	650,000
Less: Present value discount		(90,460)	(67,007)

	(Won)	559,540	582,993
Less: Current portion, net of discount		—	(89,116)

	(Won)	559,540	493,877

The maturities of the KTF’s long-term accounts payable—other related to the frequency usage right outstanding as of December 31, 2006 are as follows:

Fiscal year ending December 31,	Millions
2007	(Won)	90,000
2008		110,000
2009		130,000
2010		150,000
Thereafter		170,000

	(Won)	650,000

(13) Short-term Borrowings

Short-term borrowings as of December 31, 2005 and 2006 are summarized as follows:

	Interest rate per annum (%)	Millions
		2005		2006
Commercial paper	4.68~5.20%	(Won)	5,000	90,000
Borrowings from banks	5.25~7.50%		90,569	73,319
Short-term borrowings in foreign currency	Libor+0.4~0.6%		17,729	21,375

		(Won)	113,298	184,694

(14) Other Current Liabilities

Other current liabilities as of December 31, 2005 and 2006 are summarized as follows:

	Millions
	2005		2006
Key money deposits	(Won)	99,913	107,880
Unearned income		5,967	5,295
Other		18,900	18,744

	(Won)	124,780	131,919

KT CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

(15) Long-term Debt

Long-term debt as of December 31, 2005 and 2006 is summarized as follows:

	Interest rate per annum (%)	Maturity date	Millions
			2005		2006
Local currency (Won) debt:
Bonds	4.22~9.02	2007~2015	(Won)	6,679,916	5,875,583
Convertible notes of
Olive Nine Co., Ltd.	3.00	2009		—	4,000
Borrowings from banks	2.00~6.40	2007~2026		120,800	120,455
Information and Telecommunication
Improvement Fund	4.08~5.50	2007~2010		117,951	68,189

				6,918,667	6,068,227

Foreign currency debt:
MTNP notes (USD)	4.88~7.63	2007~2034		1,114,300	1,208,480
Yankee bonds (USD)	7.63	2006~2007		354,550	185,920
Bonds (USD)	Libor+0.80	—		151,950	—
Bonds (JPY)	3.13	—		40,280	—
Convertible notes issued in January
2002 (USD)	0.25	—		14,812	—
Bank loans (USD)	Libor+1.23~3.50	2007~2009		8,104	18,990

				1,683,996	1,413,390

Total				8,602,663	7,481,617
Add: Redemption premium on convertible notes				—	243
Less: Current portion, net of discount of (Won)691 million in 2005 and (Won)814 million in 2006				(1,206,397)	(1,352,875)
Discount on bonds				(35,895)	(32,056)

			(Won)	7,360,371	6,096,929

In June 2005, the Company updated its Medium Term Note Program (MTNP) from US$1 billion to US$2 billion. As of December 31, 2006, the Company has issued notes in the amount of US$1,300 million with a fixed interest rate under the MTNP. The notes are listed on the Singapore Stock Exchange. As of December 31, 2006, the unused portion of the MTNP amounted to US$700 million.

On January 4, 2002, the Company issued convertible notes with an aggregate face amount of US$1,318 million. During 2006, the remaining holders of convertible notes exercised their conversion right and redeemed the outstanding principle amount of (Won)14,812 million (US$11,245 thousand) into 260,531 shares of the Company’s common stock.

On February 17, 2006, Olive Nine Co., Ltd issued convertible notes with an aggregate face amount of (Won)4,000 million and maturity date of February 16, 2009. The holders of convertible notes can exercise the conversion right until February 16, 2009 at a per share conversion price of (Won)1,584. If the holders of convertible notes do not exercise their conversion right until the maturity date, they will be provided redemption premium amounting to (Won)927 million which is based on a 10% guaranteed rate of return. Olive Nine Co., Ltd. accrued the redemption premium based on the guaranteed rate of return.

KT CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

Aggregate principal maturities for the Company’s long-term debt as of December 31, 2006 are as follows:

Fiscal year ending December 31,	Millions
2007	(Won)	1,353,689
2008		943,373
2009		1,018,235
2010		863,640
2011		850,433
Thereafter		2,452,247

	(Won)	7,481,617

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

Beginning September 15, 1998, KT allowed customers to choose between alternative plans for basic telephone services. Under such plan, customers were permitted the option to either place fully refundable deposits or pay a reduced non-refundable service initiation fee. The non-refundable service installation fees were recorded as operating revenues. Refundable deposits continue to be subject to the same provisions as described above. Effective April 15, 2001, all new customers are required to pay a non-refundable service initiation fee.

(17) Accrual for Retirement and Severance Benefits

Changes in retirement and severance benefits for each of the three years ended December 31, 2006 are summarized as follows:

	Millions
	2004		2005	2006
Estimated benefits accrual at beginning of year	(Won)	245,878	314,789	380,756
Provision for retirement and severance benefits		281,453	302,049	240,843
Payments		(93,178)	(109,931)	(79,533)
Withdrawal from the National Pension Fund, net		204	196	109
Increase in severance benefits insurance deposit		(119,568)	(126,513)	(151,773)
Increase due to change of consolidated subsidiaries		—	166	216

Net balance at end of year	(Won)	314,789	380,756	390,618

In 2005, KT Linkus offered a voluntary early retirement plan (“the Plan”) to its employees. Under the terms of the Plan, employees participating in the Plan would receive additional amounts of retirement and severance benefits. As a result, KT Linkus recorded and paid costs of (Won)46,734 million related to this Plan during the year ended December 31, 2005.

Through March 1999, under the National Pension Scheme of Korea, the Company transferred a certain portion of retirement allowances of employees to the National Pension Fund. The amount transferred reduces the retirement and severance benefit amount payable to employees when they leave the Company and is accordingly reflected in the accompanying consolidated balance sheets as a reduction from retirement and severance benefit

KT CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

liability. The cumulative balances of such transfers to the National Pension Fund were (Won)329 million and (Won)220 million as of December 31, 2005 and 2006, respectively. However, beginning April 1999, based on a new regulation such transfers to the National Pension Fund are no longer required.

(18) Other Long-term Liabilities

Other long-term liabilities as of December 31, 2005 and 2006 are summarized as follows:

	Millions
	2005		2006
Accrual for customer call bonus points	(Won)	93,462	90,451
Payable under put and call agreement (note 9)		46,000	46,000
Key money deposits from customers		29,059	30,586
Advance receipt		8,165	6,201
Other		1,814	2,487

	(Won)	178,500	175,725

The Company recognized (Won)10,961 million and (Won)20,832 million of additional provision for customer call bonus points and (Won)45,841 million and (Won)23,843 million of write-offs due to expiration or usage of points for the years ended December 31, 2005 and 2006, respectively.

(19) Stockholders’ Equity

As of December 31, 2005 and 2006, the Company’s authorized share capital was 1,000,000,000 shares, which consists of shares of common stock, par value of (Won)5,000 per share, and shares of non-voting preferred stock, par value of (Won)5,000 per share. Under the Company’s articles of incorporation, the Company is authorized to issue shares of preferred stock up to one-fourth of the Company’s total issued capital stock. The Company has never issued shares of preferred stock. As of December 31, 2005 and 2006, 284,849,400 shares and 279,627,400 shares of common stock had been issued, of which 71,792,753 shares and 71,532,222 shares were held in the trust fund (Note 22 a) or as treasury shares.

The composition of holders of common stock as of December 31, 2004, 2005 and 2006 are summarized as follows:

	No. of shares			Percentage of total shares issued
	2004	2005	2006	2004	2005	2006
Employee Stock Ownership Associations	16,173,934	18,270,665	9,630,538	5.68%	6.42%	3.45%
National Pension Corporation	10,654,638	9,630,538	4,425,582	3.74%	3.38%	1.58%
Others, including private companies	183,930,410	185,155,444	194,039,058	64.57%	65.00%	69.39%
Treasury stock (see note 22)	74,090,418	71,792,753	71,532,222	26.01%	25.20%	25.58%

	284,849,400	284,849,400	279,627,400	100.00%	100.00%	100.00%

Changes in common stock for the years ended December 31, 2004, 2005 and 2006 are as follows:

	Number of shares issued	Millions
Balance at January 1, 2004	284,849,400	(Won)	1,560,998
Retirement of treasury stock on July 3, 2006	(5,222,000)		—

Balance at December 31, 2006	279,627,400	(Won)	1,560,998

KT CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

As allowed by the Securities Exchange Law of the Republic of Korea, the Company retired its treasury shares by a charge to retained earnings rather than its common stock. Therefore, common stock is not determined by multiplying the number of shares issued by common stock of (Won)5,000 par value.

Changes in stockholders’ equity for the years ended December 31, 2004, 2005 and 2006 are as follows:

	Millions
	Common stock		Capital surplus	Retained earnings		Capital adjustments	Minority interest	Total
				Appropriated	Unappropriated
Balance at January 1, 2004	(Won)	1,560,998	1,308,612	8,025,854	(342,554)	(4,005,593)	1,849,303	8,396,620
Net earnings		—	—	—	1,282,216	—	—	1,282,216
Appropriations of retained earnings		—	—	(2,593,992)	2,593,992	—	—	—
Reacquisition of consolidated subsidiary’s treasury stock		—	(14,784)	—	—	—	(135,069)	(149,853)
Dividends (note 28)		—	—	—	(632,276)	—	—	(632,276)
Dividends by consolidated subsidiaries		—	—	—	—	—	(50,037)	(50,037)
Increase (decrease) in unrealized gains (losses) on available-for- sale securities		—	—	—	—	32,596	(1,418)	31,178
Increase in unrealized losses on equity securities of affiliates		—	—	—	—	(4,041)	(1,281)	(5,322)
Stock options		—	—	—	—	4,941	1,188	6,129
Changes in translation adjustments of foreign subsidiaries		—	—	—	—	3,012	(2,814)	198
Minority interest in earnings of consolidated subsidiaries		—	—	—	—	—	148,931	148,931
Other		—	(2,211)	—	—	33	774	(1,404)

Balance at December 31, 2004	(Won)	1,560,998	1,291,617	5,431,862	2,901,378	(3,969,052)	1,809,577	9,026,380

Net earnings		—	—	—	1,085,450	—	—	1,085,450
Appropriations of retained earnings		—	—	380,000	(380,000)	—	—	—
Reacquisition of consolidated subsidiary’s treasury stock		—	(822)	—	—	—	(12,544)	(13,366)
Dividends (note 28)		—	—	—	(632,277)	—	—	(632,277)
Dividends by consolidated subsidiaries		—	—	—	—	—	(50,761)	(50,761)
Increase in unrealized gains on available-for- sale securities		—	—	—	—	1,501	1,757	3,258
Decrease in unrealized losses on equity securities of affiliates, net of tax		—	—	—	—	6,955	125	7,080
Sale of treasury stock		—	—	—	—	122,083	—	122,083
Loss on disposal of treasury stock, net of tax		—	—	—	—	(22,043)	—	(22,043)
Changes in translation adjustments of foreign subsidiaries		—	—	—	—	(3,508)	(952)	(4,460)
Changes in subsidiaries included in consolidation		—	—	—	—	—	25,938	25,938
Minority interest in earnings of consolidated subsidiaries		—	—	—	—	—	274,586	274,586
Proceeds from issuance of consolidated subsidiary’s common stock (note 20)		—	61,825	—	—	—	432,486	494,311
Sale of consolidated subsidiary’s treasury stock (note 20)		—	33,825	—	—	—	35,630	69,455
Other		—	2,777	—	—	(848)	2,371	4,300

Balance at December 31, 2005	(Won)	1,560,998	1,389,222	5,811,862	2,974,551	(3,864,912)	2,518,213	10,389,934

KT CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

	Millions
	Common stock		Capital surplus	Retained earnings		Capital adjustments	Minority interest	Total
				Appropriated	Unappropriated
Balance at December 31, 2005	(Won)	1,560,998	1,389,222	5,811,862	2,974,551	(3,864,912)	2,518,213	10,389,934
Net earnings		—	—	—	1,291,863	—	—	1,291,863
Appropriations of retained earnings		—	—	(30,000)	30,000	—	—	—
Acquisition of additional equity in consolidated subsidiaries		—	(94,435)	—	—	—	(269,433)	(363,868)
Reacquisition of consolidated subsidiary’s treasury stock		—	(22,130)	—	—	—	(142,754)	(164,884)
Dividends (note 28)		—	—	—	(426,113)	—	—	(426,113)
Dividends by consolidated subsidiaries		—	—	—	—	—	(67,814)	(67,814)
Decrease in unrealized gains on available-for- sale securities, net of tax		—	—	—	—	(1,130)	(796)	(1,926)
Decrease in unrealized losses on equity securities of affiliates, net of tax		—	—	—	—	2,712	55	2,767
Issuance of treasury stock		—	652	—	—	13,913	—	14,565
Appropriation of retained earnings of loss on retirement of treasury stock		—	—	—	(38,431)	38,431	—	—
Retirement of treasury stock		—	—	—	(213,664)	—	—	(213,664)
Changes in translation adjustments of foreign subsidiaries		—	—	—	—	(10,520)	389	(10,131)
Minority interest in earnings of consolidated subsidiaries		—	—	—	—	—	217,854	217,854
Sale of consolidated subsidiary’s treasury stock		—	5,646	—	—	—	2,052	7,698
Retirement of consolidated subsidiary’s treasury stock		—	10,848	—	—	—	(10,848)	—
Other		—	—	—	—	689	20,334	21,023

Balance at December 31, 2006	(Won)	1,560,998	1,289,803	5,781,862	3,618,206	(3,820,817)	2,267,252	10,697,304

(20) Capital Surplus

Capital surplus as of December 31, 2004, 2005 and 2006 is summarized as follows:

	Millions
	2004		2005	2006
Paid-in capital in excess of par value	(Won)	1,440,258	1,440,258	1,440,258
Goodwill of additional equity in consolidated subsidiaries		(181,649)	(181,649)	(276,084)
Other, net		33,008	130,613	125,629

	(Won)	1,291,617	1,389,222	1,289,803

Other, net, mainly consists of the effects of common stock issuance of subsidiaries and retirement of treasury stock in consolidated subsidiaries.

In December 2005, KTF and NTT DoCoMo Inc. (“DoCoMo”) entered into a strategic alliance. DoCoMo is a mobile communications company based in Japan. As part of this strategic alliance, DoCoMo acquired a 10% equity interest in KTF through KTF issuing new shares in the amount of (Won)494,311 million plus DoCoMo purchasing KTF treasury shares of (Won)69,455 million. As a result, the Company’s equity ownership interest in

KT CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

KTF decreased from 48.7% as of December 31, 2004 to 44.6% as of December 31, 2005. Based on the issuance and sale of KTF’s treasury shares to DoCoMo, the Company recorded an unrealized gain of (Won)95,650 million (recorded within capital surplus) for the year ended December 31, 2005 representing the difference between the net asset value of KTF and the issuance price. (see note 23(b))

(21) Appropriated Retained Earnings

Retained earnings appropriated to various restricted reserves as of December 31, 2004, 2005 and 2006 are summarized as follows:

	Millions
	2004		2005	2006
Involuntary reserve:
Legal reserve	(Won)	780,499	780,499	780,499
Voluntary reserves:
Reserve for technology and human resource development		—	350,000	350,000
Reserve for business rationalization		443,416	443,416	443,416
Reserve for business expansion		4,000,000	4,000,000	4,000,000
Reserve for redemption of telephone bonds		207,947	207,947	207,947
Reserve for social overhead capital		—	30,000	—

	(Won)	5,431,862	5,811,862	5,781,862

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

Under the Special Tax Treatment Control Law, the Company is allowed to appropriate a reserve for technology and human resources development in order to recognize certain tax deductible benefits through early recognition of future expenditures for tax purposes. This reserve will be unappropriated from appropriated retained earnings in accordance with the relevant tax laws. Such amount will be included in taxable income in the year of unappropriation. During 2005, the Company appropriated (Won)350,000 million of retained earnings and transferred the amount to reserves for technology and human resources development.

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

The Company is allowed to appropriate from retained earnings amounts necessary to establish reserves for business expansion, research and development, redemption of telephone bonds and for social overhead capital at its own discretion, each of which are regarded as a voluntary reserve.

The Company appropriated reserve for loss on retirement of treasury stock of (Won)38,431 million, which was approved at the shareholders’ meeting held on March 10, 2006. The appropriation fully offset previous losses incurred on retirement of treasury stock.

KT CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

(22) Treasury Stock

(a) Trust fund

During 2000, in order to stabilize the price of the Company’s common stock in the market, the Company established a treasury stock fund of (Won)100 billion. This trust fund is managed by a bank, which is used primarily as a vehicle for trading the common stock of the Company. The trust fund (which is recorded at cost) held 1,259,170 shares of treasury stock as of December 31, 2005 and 2006.

(b) Issuance to the convertible notes holders

During 2005 and 2006, certain holders of convertible notes (as described in note 16), which were issued on May 25, 2002, converted their notes into shares of the Company’s common stock. As part of this transaction, 85 shares and 260,531 shares of treasury stock were issued to the note holders for the years ended December 31, 2005 and 2006, respectively.

(c) Contribution to Employee Stock Ownership Association

On August 26, 2005, the Company contributed 2,297,580 shares of treasury stock to the KT employee stock ownership association (“ESOA”). The difference between carrying value of the treasury stock and its fair value amounting to (Won)30,405 million was recorded as a loss on disposal of treasury stock and the fair value of (Won)91,673 million was recorded as employee benefits for the year ended December 31, 2005.

(d) Retirement of treasury stock

The Company purchased and retired 5,222,000 shares of treasury stock by a charge to retained earnings on July 3, 2006. Upon retirement of the treasury stock, the number of shares of the Company’s common stock issued decreased from 284,849,400 shares to 279,627,400 shares.

(e) Changes in treasury stock

Changes in treasury stock for the years ended December 31, 2005 and 2006 are as follows:

	2005			2006
	Number of shares	Millions		Number of shares	Millions
Balance at beginning of year	74,090,418	(Won)	3,962,568	71,792,753	(Won)	3,840,485
Issuance to convertible note holders	(85)		(5)	(260,531)		(13,913)
Contribution to the KT ESOA	(2,297,580)		(122,078)	—		—
Purchase of treasury shares	—		—	5,222,000		213,664
Retirement of treasury shares	—		—	(5,222,000)		(213,664)

Balance at end of year	71,792,753	(Won)	3,840,485	71,532,222	(Won)	3,826,572

Realized gain or loss on sale of treasury stock is recorded as capital surplus or capital adjustment, respectively.

(23) Commitments and Contingencies

(a) Legal and regulatory matters

During 2001, the Korean Fair Trade Commission (“FTC”) imposed a fine of (Won)30,700 million against the Company for allegedly assisting its affiliates by paying them unreasonably high service fees in violation of the

KT CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

fair trade laws. The Company recognized an expense of (Won)30,700 million for this claim during 2001. The Company appealed this fine. In October 2004, the Seoul High Court partially reversed the FTC’s decision and decreased the fine from (Won)30,700 million to (Won)2,400 million. During 2005, the Company and the FTC appealed this decision to the Supreme Court of Korea. As of December 31, 2005 and 2006, due to the ongoing appeal, the ruling by the Seoul High Court is not reflected and the Company has not decreased the original assessment in the accompanying consolidated financial statements.

In the second half of 2004, the FTC began a separate antitrust investigation of the Company into alleged unfair collaborative practices of fixed-line telephone and broadband internet service providers during the period from 2002 to 2004. On May 25, 2005, the FTC imposed a fine of (Won)116,021 million to the Company related to local telephone services and leased line services for Internet cafes. On September 14, 2005, the FTC imposed an additional fine of (Won)23,870 million related to domestic and international long-distance services. Although the Company appealed the FTC’s decision related to the above services to the Seoul High Court, the Company recognized these fines as taxes and dues within operating expenses for the year ended December 31, 2005. The Company fines have been paid as of December 31, 2006.

From June 2000 to March 2006, the Government prohibited wireless service providers from providing subsidies to subscribers for purchase of handsets. During this period, MIC imposed fines on KTF and KT deemed to be in violation of such prohibition. KT and KTF recognized these fines of (Won)14,818 million, (Won)18,483 million and (Won)27,693 million as taxes and dues within operating expenses for the years ended December 31, 2004, 2005 and 2006, respectively.

The Company is also in litigation as a defendant in other cases for damages allegedly resulting from various claims, disputes and legal actions in the normal course of operations. These claims amounted to (Won)31,527 million as of December 31, 2006. The Company accrued (Won)4,991 million as contingent liabilities related to the claims as of December 31, 2006 included in other expenses. Management believes that the ultimate settlement of these matters, and the matter described in the previous paragraph, will not have a material adverse effect on the Company’s financial position, results of operations or cash flows.

(b) Shareholders’ agreement between KT and DoCoMo

As part of the strategic alliance with DoCoMo (see note 20), on December 26, 2005, the Company and DoCoMo entered into a shareholders’ agreement related to shares of KTF. Under the shareholders’ agreement, DoCoMo has the right to put its shares to the Company if an agreed target network coverage within Korea is not met by December 31, 2008. If the put-option is exercised by DoCoMo, the Company will be required to purchase all of the KTF shares held by DoCoMo at DoCoMo’s acquisition price plus accrued interest by February 15, 2009.

KT CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

(c) Derivatives contracts

For the years ended December 31, 2005 and 2006, the Company entered into various derivative contracts with various financial institutions. Details of these derivative contracts were as follows:

Type of transaction	Financial institution	Description
Interest rate swaps	JP Morgan and others	Exchange fixed interest rate for variable interest rate for a specified period

Currency swaps	JP Morgan and others	Exchange foreign currency cash flow for domestic currency cash flow for a specified period

Currency interest rate swaps	Merrill Lynch and others

Exchange foreign currency fixed (variable) interest rate for domestic currency variable (fixed) interest rate for a specified period. At maturity, the Company receives foreign currency principal and pays domestic currency principal.

Interest rate swaption	Citibank	An option by the counterparty to receive fixed interest amounts and pay variable interest amounts after a specified period

Currency forwards	Shinhan Bank and others	Exchange a specified currency at the agreed exchange rate at a specified date

Currency option	Shinhan Bank	Right to sell or buy a specified currency at the agreed exchange rate during a specified period of time

Currency futures	Tong Yang Futures	Standardized agreement to exchange a specified currency at the agreed exchange rate at a stipulated future date

All of these contracts are hedging derivative instruments recorded as trading securities with related gains and losses recorded in the current period as they do not qualify for hedge accounting.

The assets and liabilities recorded relating to the outstanding contracts as of December 31, 2005 and 2006 were as follows:

	Won in millions, USD in thousands, Yen in thousands
	2005					2006
Transaction type	Contract amount		Fair value			Contract amount		Fair value
			Assets		Liabilities			Assets		Liabilities
Interest swap	(Won)	631,240	(Won)	9,055	15,165	(Won)	820,540	(Won)	9,290	6,850
		$350,000					$200,000
Currency swap		$170,000		3,163	30,767		$30,525		—	1,692
Currency interest						(Won)	15,000
rate swap		$700,000		946	81,971		$715,429		—	161,437
Currency option		¥2,000,000		—	3,696		$—		—	—

Total	(Won)	631,240				(Won)	835,540
		¥2,000,000
		$1,220,000	(Won)	13,164	131,599		$945,954	(Won)	9,290	169,979

KT CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

The gains and losses on the derivatives contracts for the years ended December 31, 2005 and 2006 were as follows:

	Millions
	2005					2006
Transaction type	Valuation gain		Valuation loss	Transaction gain	Transaction loss	Valuation gain		Valuation loss	Transaction gain	Transaction loss
Interest rate swap	(Won)	6,953	7,888	—	—	(Won)	8,654	1,435	7,630	8,974
Interest rate swaption		—	—	—	353		—	—	—	—
Currency swap		4,341	—	186	—		—	4,855	13	8,259
Currency Interest rate swap		21,595	5,873	—	11,481		—	80,412	959	6,665
Currency forwards		—	—	120	5,721		—	—	—	—
Currency futures		—	—	—	88		—	13	128	—
Currency option		—	2,340	—	9,183		—	—	—	1,415

Total	(Won)	32,889	16,101	306	26,826	(Won)	8,654	86,715	8,730	25,313

(d) Credit facilities

The Company has entered into bank overdraft agreements with 3 banks for borrowings up to (Won)978,000 million, commercial paper issuance agreements with 3 banks for borrowings up to (Won)300,000 million, bill discounting agreements with Hana Bank up to (Won)10,000 million and collateral loan agreements on accounts receivable with 4 banks for borrowings up to (Won)800,000 million. As of December 31, 2006, no amounts were outstanding under these facilities. In addition, the Company has received letters of credit up to US$26 million with 3 banks and a collection agreement for foreign currency denominated checks up to US$1 million with Korea Exchange Bank.

(e) Guarantees provided by third parties

As of December 31, 2006, three financial institutions were providing guarantees for the Company covering contract biddings up to US$2,537 thousand, SAR (Saudi Arabia Riyal) 735 thousand and (Won)130,795 million. Also, Kookmin Bank were providing guarantees for KT covering the corporate tax payment up to (Won)128,072 million. KT paid corporate tax on January 2, 2007, and as a result, the guarantees provided by Kookmin Bank lapsed as of January 2, 2007.

(f) Guarantees provided to third parties

As of December 31, 2006, KTP, KTH and Olive Nine Co., Ltd. were providing guarantees amounting to (Won)1,608 million for repayment of certain loans in connection with employee stock ownership plans and operating leases.

(g) Disposal of KTF trade accounts and notes receivable

On November 4, 2003, KTF established a PCS service installment receivables transfer program. Under this program, KTF sold receivables on a monthly basis and received cash and beneficiary certificates. The amount of beneficiary certificates changes depending on the amount of disposals. KTF recognized a loss on disposal of trade accounts and notes receivable of (Won)11,862 million and (Won)10,881 million for the years ended December 31,

KT CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

2005 and 2006, respectively. As of December 31, 2005, the uncollected trade receivables under this program were (Won)355,969 million. On December 21, 2006, KTF early terminated the program. As a result, KTF reacquired the receivables transferred and paid cash amounting to (Won)200,000 million and transferred the beneficiary certificates related to this program (see note 8(d)).

(h) Leases

(i) Operating leases

The Company maintains operating lease agreements for certain machinery and equipment with Macquarie IT Korea Lease Company and others. Annual future lease payments under the operating leases as of December 31, 2006 are as follows:

Year ended December 31,	Millions
2007	(Won)	6,361
2008		5,537
2009		5,267
2010		5,267
2011		5,267
Thereafter		7,903

	(Won)	35,602

Operating lease expenses for the years ended December 31, 2004, 2005 and 2006 amounted to (Won)89,549 million, (Won)67,600 million and (Won)45,435 million, respectively.

As of December 31, 2006, the Company has office rent agreements under annual renewal options with various property owners.

(ii) Capital leases

As of December 31, 2006, the Company had capital lease agreements with GE Capital Korea Ltd. and others for certain machinery and equipment, for which the acquisition cost amounted to (Won)77,967 million. Depreciation expense on the leased machinery and equipment for the years ended December 31, 2005 and 2006 amounted to (Won)11,191 million and (Won)17,479 million, respectively. Annual future minimum payments under the lease agreements (recorded primarily within other long-term liabilities) as of December 31, 2006 were as follows:

Fiscal period ending December 31,	Millions
2007	(Won)	15,888
2008		15,715
2009		13,055
2010		8,096
2011		3,806
Thereafter		—

		56,560
Less: amount representing interest		(4,004)

	(Won)	52,556

KT CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

(i) Obligation of Contribution to the institute of Information Technology Assessment

Under the Telecommunications Basic Law, network service providers and specific service providers are obligated to contribute 0.75% and 0.5% of their total annual revenues, respectively, to the Institute of Information Technology Assessment, which uses the fund (Information and Telecommunication Improvement Funds) to promote research and development in information technology. For the years ended December 31, 2004, 2005 and 2006, the Company made contributions of (Won)64,468 million, (Won)56,237 million and (Won)64,849 million, respectively, to the Institute of Information Technology Assessment.

(24) Operating Revenues

Operating revenues for the years ended December 31, 2004, 2005 and 2006 are as follows:

	Millions
	2004		2005	2006
Internet services
Broadband Internet access service	(Won)	2,135,200	2,204,134	2,149,424
Miscellaneous Internet-related services		471,652	557,434	568,012

		2,606,852	2,761,568	2,717,436

Telephone services
Local service		2,975,089	2,917,942	2,883,452
Non-refundable service installation fees		79,299	70,252	48,376
Domestic long-distance service		854,137	765,900	700,170
International long-distance service		419,816	406,787	382,850
Land-to-mobile interconnection		1,860,949	1,715,352	1,765,182

		6,189,290	5,876,233	5,780,030

PCS services		4,799,586	5,226,993	5,495,647
Sales of PCS handsets		1,754,968	1,510,763	1,888,978
Data communication services		962,627	944,751	903,163
Satellite services		119,412	114,460	109,583
Other		635,636	720,926	861,319

	(Won)	17,068,371	17,155,694	17,756,156

KT CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

(25) Operating Expenses

Operating expenses for the years ended December 31, 2004, 2005 and 2006 are as follows:

	Millions
	2004		2005	2006
Operating expenses :
Salaries and wages	(Won)	1,945,714	2,146,289	2,224,611
Compensation expense (note 30)		6,129	1,072	531
Provision for retirement and severance benefits		281,453	302,049	240,843
Employee benefits (note 22(c))		503,857	596,167	527,063
Communications		56,613	75,992	65,827
Utilities		194,350	205,378	227,264
Taxes and dues (note 23 (a))		141,623	294,932	197,203
Rent		269,667	245,656	219,825
Depreciation		3,335,584	3,228,261	3,185,206
Amortization		384,387	328,909	371,616
Repairs and maintenance		488,407	615,708	705,019
Automobile maintenance		26,348	29,774	29,307
Commissions		1,061,726	984,106	1,042,398
Commissions to sales agent		940,039	1,025,843	1,348,156
Advertising		294,262	266,346	232,202
Education and training		50,372	45,727	39,093
Research and development		265,207	267,458	216,896
Travel		37,342	50,168	42,060
Supplies		38,809	51,876	37,199
Interconnection charges		973,429	1,060,681	1,177,896
Cost of goods sold		1,782,140	1,460,749	1,682,009
Cost of services (commissions for system integration service and other miscellaneous services)		420,149	489,105	606,440
International line usage		194,143	192,852	203,339
Promotion		537,927	548,272	561,186
Provision for doubtful accounts		287,073	120,048	111,285
Other		119,172	142,501	136,177

		14,635,922	14,775,919	15,430,651
Less: amounts included in construction in progress		48,083	50,836	53,731

	(Won)	14,587,839	14,725,083	15,376,920

In 2005, KT Linkus offered a voluntary early retirement plan (“the Plan”) to its employees. Under the terms of the Plan, employees participating in the Plan would receive additional amounts of retirement and severance benefits. As a result, KT Linkus recorded and paid costs of (Won)46,734 million related to the Plan for the year ended December 31, 2005.

KT CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

The components of operating expenses for the years ended December 31, 2004, 2005 and 2006 are as follows:

	Millions
	2004		2005	2006
Cost of services	(Won)	12,063,054	12,286,489	12,601,454
Selling, general and administrative expenses		2,524,785	2,438,594	2,775,466

Operating expenses	(Won)	14,587,839	14,725,083	15,376,920

(26) Income Taxes

(a) The Company is subject to a number of income taxes based upon taxable income which results in the following normal tax rates (including resident tax):

Taxable earnings	Normal tax rates
Up to (Won)100 million	14.3%
Over (Won)100 million	27.5%

The components of income tax expense for the years ended December 31, 2004, 2005 and 2006 are as follows:

	Millions
	2004		2005	2006
Current income tax expense	(Won)	470,925	404,306	456,207
Deferred income tax expense (benefit)		106,964	(17,026)	33,839

Income taxes	(Won)	577,889	387,280	490,046

The preceding table does not reflect the tax effects of unrealized gains on available-for-sale securities and unrealized gains on equity securities of affiliates. The tax effect of nil, (Won)3,946 million and (Won)1,269 million for the years ending December 31, 2004, 2005 and 2006 is recorded directly in capital adjustments within stockholders’ equity.

KT CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

(b) The change for income taxes calculated using statutory tax rates differs from the change in the income statement for years ended December 31, 2004, 2005 and 2006 for the following reasons:

	Millions
	2004		2005	2006
Provision for income taxes at normal tax rate	(Won)	596,684	480,512	549,935
Investment tax credits		(206,344)	(237,974)	(160,876)
Write-off of deferred tax asset(*)		174,338	56,667	25,601
Decrease in deferred income tax liabilities of equity in gains of affiliates(**)		—	(22,534)	(683)
Tax effect of permanent differences:
Non-deductible fines		—	41,241	7,452
Other permanent differences, net		39,024	78,408	72,445
Utilization of loss carryforwards		(32,628)	(12,370)	—
Tax effect of prior year’s additional income tax payment (refund)		280	3,330	(3,828)
Effect of tax rate change		6,535	—	—

Income taxes for the year	(Won)	577,889	387,280	490,046

(*)	For the years ended December 31, 2004, 2005 and 2006, the Company concluded that it was not probable that it would be able to realize the tax benefits of its equity in losses of affiliates within the near future which is construed usually to mean 5 years and recognized an impairment on the related deferred tax asset.

(**)	The Company did not recognize deferred income tax liabilities related to equity in earnings of affiliates in which the Company has controlling interests as of December 31, 2005 and 2006, since it is able to control the timing of the reversal of the temporary difference and it is probable that the temporary difference will not reverse in the foreseeable future.

The effective tax rates, after adjustments for certain differences between amounts reported for financial accounting and income tax purposes, were approximately 28.8%, 22.2% and 24.5% for the years ended December 31, 2004, 2005 and 2006, respectively.

KT CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

(c) The tax effects of temporary differences that result in significant portions of deferred income tax assets and liabilities as of December 31, 2005 and 2006 are presented below:

	Millions
	2005		2006
Deferred income tax assets:
Allowance for doubtful accounts	(Won)	142,724	121,672
Refundable deposits for telephone installation		16,215	15,634
Equity in losses of affiliates		410,401	381,738
Available-for-sale securities		6,722	4,139
Held-to-maturity securities		17,580	—
Derivatives		32,927	43,715
Contributions received for capital expenditures		40,658	48,511
Tax credit carryforwards		104,259	68,285
Loss carryforwards		20,088	19,289
Other, net		102,848	133,025

Total deferred income tax assets		894,422	836,008

Allowance		(356,351)	(389,625)

Net deferred income tax assets		538,071	446,383

Deferred income tax liabilities:
Accumulated depreciation		37,440	27,110
Reserve for technology and human resource development		88,000	88,000
Accrued interest income		380	1,458
Equity in gains of affiliates		29,120	23,959

Total deferred income tax liabilities		154,940	140,527

Deferred income tax asset, net	(Won)	383,131	305,856

During 2006, the Company realized (Won)40,759 million of deferred tax assets recorded in prior periods due to adjustments made during the review of its corporate income tax return by the tax authority and favorable rulings of the Company’s tax appeals by the tax court. The amount was excluded from current and deferred income tax expense with a net zero effect on current year tax expense.

In 2006, the Company was eligible for investment tax credits of (Won)160,876 million. However, due to the minimum tax provisions, the Company utilized (Won)92,591 million out of the total of (Won)160,876 million. The remaining tax credit will expire in 2011. During 2006, the Company concluded that the remaining tax credit was probable of realization in the future based on future taxable income estimates. As a result, the Company recorded an income tax benefit of (Won)68,285 million. The loss carryforwards of (Won)70,142 million as of December 31, 2006 will expire in 2010. During 2006, the Company concluded that the loss carryforwards were probable of realization in the future based on future taxable income estimates.

KT CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

(d) Under SKAS No. 16, the deferred tax amounts should be presented as net current assets or liabilities and net non-current assets or liabilities. As of December 31, 2006, details of classification of deferred tax assets (liabilities) are as follows:

	Temporary differences at December 31, 2006		Deferred tax assets (liabilities)
			Current	Non- current
Assets:
Allowance for doubtful accounts	(Won)	449,859	121,672	—
Refundable deposits for telephone installation		56,851	—	15,634
Available-for-sale securities		18,942	—	4,139
Equity securities of affiliates		1,388,131	—	995
Derivatives		158,963	43,715	—
Contribution received for capital expenditures		176,405	—	48,511
Tax credit carryforwards		—	40,114	28,171
Loss carryforwards		70,142	—	19,289
Accrual for retirement and severance benefits		25,727	—	7,010
Other, net		445,399	89,397	27,736

		2,790,419	294,898	151,485

Liabilities:
Equity securities of affiliates		168,397	—	(23,959)
Accumulated depreciation		97,287	—	(27,110)
Reserve for technology and human resources development		320,000	(29,333)	(58,667)
Accrued interest income		5,302	(1,448)	(10)

		590,986	(30,781)	(109,746)

Net deferred tax assets	(Won)	2,199,433	264,117	41,739

(27) Earnings Per Share

Earnings per share of common stock for the years ended December 31, 2004, 2005 and 2006 are calculated as follows:

(a) Basic earnings per share

	Millions
	(except number of shares and earnings per share)
	2004		2005	2006
Net earnings	(Won)	1,282,216	1,085,450	1,291,863
Weighted-average number of shares of common stock (in thousands)		210,759	211,565	209,895

Basic earnings per share (in Won)	(Won)	6,084	5,131	6,155

KT CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

(b) Diluted earnings per share

	Millions
	(except number of shares and earnings per share)
	2004		2005	2006
Net earnings	(Won)	1,282,216	1,085,450	1,291,863
Adjustments:
Interest expense on convertible notes		46,662	52	52

Net earnings available for common and common equivalent shares		1,328,878	1,085,502	1,291,915
Weighted-average number of common and common equivalent shares (in thousands)		233,270	211,822	210,150

Diluted earnings per share (in Won)	(Won)	5,697	5,125	6,148

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

Potentially dilutive securities as of December 31, 2004, 2005 and 2006 are as follows:

	No. of potentially dilutive shares
	2004	2005	2006
	(thousands)
Convertible notes (note 15)	22,511	257	—
Stock options (note 30)	512	425	418

	23,023	682	418

Stock options were not considered in the determination of diluted earnings per share in 2004, 2005 or 2006 because the exercise price of the stock option was greater than the average market price of the common shares and therefore, the effect would have been antidilutive.

(28) Dividends

(a) For the years ended December 31, 2004, 2005 and 2006, the Company paid interim dividend as follows:

	Rate			For the year ended December 31,
	2004	2005	2006	2004		2005	2006
				(millions)
Interim dividends paid	20.0%	20.0%	—	(Won)	210,759	210,759	—

(b) Dividends are generally proposed based on each year’s earnings and are declared, recorded and paid in the subsequent year. Dividends relating to each of the following year’s earnings based upon the par value of common stock are as follows:

	Rate			For the year ended December 31,
	2004	2005	2006	2004		2005	2006
				(millions)
Annual dividends proposed	40.0%	40.0%	40.0%	(Won)	421,518	426,113	416,190

The proposed annual dividend of (Won)416,190 million was not recorded in the 2006 consolidated financial statements. Such dividend will be recorded upon the approval by the shareholders in 2007.

KT CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

(29) Accounting Change

Effective January 1, 2006, the Company early adopted the Application of Korea Accounting Standard (“AKAS”) 06-2 “Deferred Tax Accounting for Investments in Subsidiaries, Affiliated Companies Accounted for Using the Equity Method, and Interest in Joint Ventures”. AKAS 06-2 requires evaluation of tax benefit, if any, based on the net deferred tax asset or liability of all temporary differences arising from the same affiliate rather than on an individual basis. With the adoption of AKAS 06-2, certain accounts of prior year’s consolidated financial statements have been restated as required by this standard. Earnings before income taxes of the prior three years before and after the retroactive adoption of AKAS 06-2 are as follows.

	Millions
	2003			2004		2005
	Before		After	Before	After	Before	After
Income taxes	(Won)	523,631	523,631	577,889	577,889	420,788	387,280
Earnings before income taxes		1,581,060	1,581,060	2,009,036	2,009,036	1,747,316	1,747,316
Net earnings		821,734	821,734	1,282,216	1,282,216	1,051,942	1,085,450
Basic earnings per shares of common stock in Won		3,802	3,802	6,084	6,084	4,972	5,131

Effective January 1, 2005, the Company changed the estimated useful life used to compute depreciation on modems, a component of machinery and equipments, from six years to three years. The newly estimated useful life reflects technological advances such as the replacement cycle of modems. As a result of this change in estimate, which is accounted for prospectively, depreciation expense for the year ended December 31, 2005 increased by (Won)58,545 million, as compared to the amount which would have been reported using the previous useful life.

(30) Stock Options

KT granted stock options to its executive officers and directors in accordance with the stock option plan approved by the Board of Directors. The details of the stock options granted are as follows:

	1st Grant	2nd Grant	4th Grant
Grant date	2002.12.26	2003. 9.16	2005. 2. 4
Exercise price (in Won)	70,000	57,000	54,600
Number of shares to be issued as of December 31, 2006	371,632	3,000	43,153
Exercise period	2004.12.27 ~ 2009.12.26	2005.9.17 ~ 2010.9.16	2007. 2. 5 ~ 2012. 2. 4

(*)	All of these stock options have been forfeited

As of December 31, 2006, the stock option grants consisted of 417,785 shares of common stock, including 74,370 shares subject to performance conditions. KT adopted the fair value method (Black-Scholes model) for measuring compensation costs which are amortized to expense over the option vesting periods. The valuation assumptions of stock options based on the fair value method under the Black-Scholes model are as follows:

	1st Grant	2nd Grant	4th Grant
Risk free interest rate	5.46%	4.45%	4.43%
Expected option life	4.5 years to 5.5 years	4.5 years	4.5 years to 5.5 years
Expected volatility	49.07% ~ 49.90%	34.49%	33.41% ~ 42.13%
Expected dividend yield ratio	1.10%	1.57%	5.86%
Fair value per option (in Won)	(Won)22,364	(Won)12,443	(Won)12,322
Total compensation cost (in millions)	(Won)8,311	(Won)38	(Won)532

KT CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

KT recognized a compensation benefit of (Won)571 million and a compensation cost of (Won)227 million for the years ended December 31, 2005 and 2006, respectively.

In addition, KTF, a subsidiary of KT, granted stock options to its officers on March 29, 2001, March 25, 2002, September 8, 2003 and March 4, 2005. KTF also uses the fair value based method for the calculation of compensation cost which is amortized to expense over the vesting period. KTF recognized (Won)5,265 million (accumulated) as capital adjustments as of December 31, 2006 and recognized stock option expense of (Won)1,072 million and (Won)304 million for the year ended December 31, 2005 and 2006, respectively. As of December 31, 2006, the amount recognized as a capital adjustment related to these stock options was (Won)2,672 million (net of minority interest).

(31) Segment Information

The Company has two reportable operating segments—wireline communications and PCS services (including IMT-2000 services). Wireline communications include all services provided to fixed line customers, including internet services, data communication services, wire and other facilities, leased line services and telephone services. PCS services provide both PCS services and IMT-2000 services through the merger between two separate legal entities, KTF and KTICOM during 2003. PCS service is a digital wireless telephone system that uses light handsets with a long battery life to communicate via low-power antennas. PCS telephones have the capacity to receive and send data as well as voice transmission. IMT-2000 service is a third-generation, high-capacity wireless communication system that enables subscribers to utilize a full range of mobile multi-media services including video phone and wireless data transmission. The operations of all other entities which fall below the reporting thresholds are included in the “Miscellaneous” segment below, and include entities providing, among others, submarine cable construction and group telephone management.

The Company’s reportable segments consist of separate legal entities that offer different products and services and/or serve different customers. No single customer accounted for revenues in excess of 10% of total revenues. The entities are managed differently since they utilize different technology and marketing strategies and have different capital requirements. Management primarily evaluates the performance of the segments based on operating income (loss).

The Company accounts for intersegment revenues and costs as if the related transactions were with third parties. The adjustments included in the “Reconciling Adjustments” line item “Other income (expense), net” include minority interest in earnings of consolidated subsidiaries of (Won)148,931 million, (Won)274,586 million and (Won)217,854 million for the years ended December 31, 2004, 2005 and 2006, respectively, and elimination of the parent company’s equity in net earnings of KTF and other subsidiaries of (Won)91,880 million, (Won)269,030 million and (Won)204,589 million for the years ended December 31, 2004, 2005 and 2006, respectively. Reconciling adjustments also include reclassification of amortization of goodwill between the line items “Other income (expense), net” and “Operating expenses—depreciation and amortization” in the amount of (Won)212,210 million, (Won)130,113 million and (Won)133,988 million for the years ended December 31, 2004, 2005 and 2006, respectively. Additionally, reconciling adjustments include intersegment eliminations in all line items.

KT CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

The following table provides information for each operating segment as of for year ended December 31, 2004:

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

KT CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

The following table provides information for each operating segment as of and for year ended December 31, 2005:

	2005 (millions)
	Wireline Communications		PCS Services	Miscellaneous	Reconciling Adjustments	Consolidated
Operating revenues:
External customers	(Won)	11,295,069	5,287,274	573,351	—	17,155,694
Intersegment		582,203	773,739	775,763	(2,131,705)	—

		11,877,272	6,061,013	1,349,114	(2,131,705)	17,155,694

Operating expenses:
Depreciation and amortization		2,174,138	1,138,159	160,318	84,555	3,557,170
Other		8,043,251	4,088,834	1,176,435	(2,140,607)	11,167,913

		10,217,389	5,226,993	1,336,753	(2,056,052)	14,725,083

Operating income (loss)		1,659,883	834,020	12,361	(75,653)	2,430,611

Interest income		77,983	10,058	17,693	(17,879)	87,855
Interest expense		(417,803)	(184,695)	(31,921)	17,879	(616,540)
Other income (expenses), net		39,105	(48,730)	(4,532)	(415,039)	(429,196)

Earnings (loss) before income taxes		1,359,168	610,653	(6,399)	(490,692)	1,472,730

Income taxes		327,357	63,650	(3,012)	(715)	387,280

Net earnings (loss)	(Won)	1,031,811	547,003	(3,387)	(489,977)	1,085,450

Total assets	(Won)	17,936,509	8,200,171	1,589,037	(3,047,352)	24,678,365

Capital expenditures	(Won)	2,025,230	712,704	253,107	(120,242)	2,870,799

KT CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

The following table provides information for each operating segment as of and for the year ended December 31, 2006:

	2006 (millions)
	Wireline Communications		PCS Service	Miscellaneous	Reconciling Adjustments	Consolidated
Operating revenues:
External customers	(Won)	11,280,630	5,787,966	687,560	—	17,756,156
Intersegment		491,440	719,384	756,212	(1,967,036)	—

		11,772,070	6,507,350	1,443,772	(1,967,036)	17,756,156

Operating expenses:
Depreciation and amortization		2,120,575	1,134,991	187,685	113,571	3,556,822
Other		7,914,356	4,703,612	1,201,813	(1,999,683)	11,820,098

		10,034,931	5,838,603	1,389,498	(1,886,112)	15,376,920

Operating income (loss)		1,737,139	668,747	54,274	(80,924)	2,379,236

Interest income		75,424	26,352	18,640	(8,128)	112,288
Interest expense		(330,244)	(142,189)	(38,939)	8,128	(503,244)
Other income (expenses), net		118,593	(39,140)	(2,407)	(283,417)	(206,371)

Earnings (loss) before income taxes		1,600,912	513,770	31,568	(364,341)	1,781,909

Income taxes		367,463	102,068	20,827	(312)	490,046

Net earnings (loss)	(Won)	1,233,449	411,702	10,741	(364,029)	1,291,863

Total assets	(Won)	17,962,333	8,068,028	1,648,946	(3,457,271)	24,222,036

Capital expenditures	(Won)	2,173,990	1,217,965	125,742	—	3,517,697

(32) Non-cash Financing and Investing Activities

Significant non-cash investing activities for the years ended December 31, 2005 and 2006 are summarized as follows:

	Millions
	2005	2006
Construction-in-progress transferred to property, plant and equipment	2,530,094	3,291,167
Long-term payable under a put and call agreement (note 9)	46,000	—
Transfer of trade accounts and notes receivable to held-to-maturity securities (note 8(d))	30,681	—
Conversion of convertible notes (note 15)	—	14,812

(33) Contribution Payments for Research and Development and Donations

For the years ended December 31, 2004, 2005 and 2006, the Company made contributions of (Won)74,413 million, (Won)66,237 million and (Won)74,849 million, respectively, to the Korean government (Information and Telecommunication Improvement Fund), the Korea Electronic Telecommunication Research Institute (ETRI),

KT CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

and other institutes. In addition, during 1992, the Company established a labor welfare fund as a separate entity and for the years ended December 31, 2004, 2005 and 2006, the Company made contributions of (Won)50,000 million respectively.

(34) Contributions Received for Losses on Universal Telecommunications Services

Starting on January 1, 2000, all telecommunications service providers in Korea must contribute towards the supply of universal telecommunications services in Korea. Telecommunications service providers designated as universal service providers by the MIC are required to provide universal telecommunications services, including local services, local public telephone services, telecommunications services for remote islands and wireless communication services for ships. The Company has been designated a universal service provider. The losses incurred by universal service providers in connection with providing these universal telecommunications services are to be apportioned among the service providers based on their respective annual revenues. The Company submits a schedule of estimated costs to the MIC on an annual basis. These costs are subject to review by the MIC before being finalized. For the years ended December 31, 2004, 2005 and 2006, amounts reimbursed to the Company, net of any adjustments were (Won)80,310 million and (Won)7,442 million and (Won)41,817million, respectively.

(35) Reconciliation to United States Generally Accepted Accounting Principles

The consolidated financial statements are prepared in accordance with Korean GAAP which differs in certain respects from accounting principles generally accepted in the United States of America (“U.S. GAAP”). The significant differences between Korean GAAP and U.S. GAAP that affect the Company’s financial statements are described below.

(a) Companies Included in Consolidation

Under Korean GAAP, all majority-owned subsidiaries and entities of which the Company or a controlled subsidiary owns more than 30% of total outstanding voting stock and is the largest stockholder are consolidated. However, U.S. GAAP generally requires that majority-owned subsidiaries be consolidated and that an entity which the Company has significant influence, generally including those in which it owns 20-50% of total outstanding voting stock, should not be consolidated; rather that entity should be accounted for under the equity method of accounting. The following table shows the Company’s percentage of ownership and carrying value of each of its affiliates that are excluded from consolidation under U.S. GAAP and instead are accounted for under the equity method:

	Percentage of ownership			Carrying value (Millions)
	December 31,			December 31,
Entity	2004	2005	2006	2005	2006
Listed:
KTF	48.7	44.6	N/A	1,947,340	N/A
Olivenine	—	—	19.7	—	22,000
KTSC	36.9	36.9	36.9	11,966	9,091
Unlisted:
KTP	44.9	44.9	44.9	36,076	27,664
Sidus FNH	—	42.5	N/A	19,599	N/A
SFNH-BF(1)	—	—	43.3	—	13,032

The quoted market values (based on closing KOSDAQ prices) of KTSC and Olivenine shares held by the Company is (Won)12,128 million and (Won)24,238 million as of December 31, 2006, respectively.

KT CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

As discussed at Note 35(d), for the year ended December 31, 2005, the Company recognized an other-than-temporary impairment loss under U.S. GAAP amounting to (Won)9,595 million relating to KTSC due to the significant decrease of the quoted market value.

The Company acquired additional shares of KTF during the period from February 28, 2006 to September 15, 2006. The Company’s ownership percentage of KTF increased from 44.6% to 50.8% as a result of the series of acquisition. Percentage of ownership exceeded 50% as of August 20, 2006 and accordingly, the Company became the majority shareholder and began to consolidate the financial statements of KTF under U.S. GAAP which were previously accounted for using the equity method until August 20, 2006.

Condensed balance sheet data of KTF as of August 20, 2006 under U.S. GAAP is as follows:

	Millions
Assets
Current assets
Notes and accounts receivable—trade	(Won)	1,216,613
Other current assets		1,517,140

Total current assets		2,733,753

Property, plant and equipment, net		4,136,338
Other assets		1,421,591

	(Won)	8,291,682

Liabilities
Current liabilities
Notes and accounts payable	(Won)	1,249,697
Other current liabilities		805,494

Total current liabilities		2,055,191

Long-term debt, excluding current portion		1,377,700
Other long-term liabilities		565,793

Total liabilities		3,998,684

Minority interest in consolidated subsidiaries		5,698

Stockholders’ equity		4,287,300

	(Won)	8,291,682

The acquisition was accounted as step acquisition. The purchase price of additional shares was (Won)357,582 million including direct costs of acquisition, and goodwill amounting to (Won)484,599 million was recognized as a result of purchase price allocation. Deferred tax assets amounting to (Won)416,928 million relating to the basis difference for its investment in KTF while being accounted for under the equity method was derecognized as it is not apparent that the temporary difference will reverse in the foreseeable future and was included in the determination of the total purchase price. Percentage of ownership of KTF is 52.2% as of December 28, 2006 due to the purchase and retirement of treasury stock by KTF. The purchase and retirement of treasury shares is considered a separate step acquisition for which consideration was (Won)164,884 million resulting in additional goodwill of (Won)23,212 million.

KTFT (owned 73.1% by KTF), KTFM (owned 51.0% by KTF), and KTFI (owned 99.0% by KTF), are consolidated by KTF, accordingly these companies were consolidated in the Company’s consolidated financial

KT CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

statements beginning August 21, 2006. In addition, as of August 21, 2006, Sidus FNH, which is owned by the Company and KTF by 35.7% and 15.3%, respectively, was consolidated.

Presented below is the summarized combined financial information of those entities that are consolidated under Korea GAAP but not for U.S. GAAP, prepared in accordance with Korean GAAP as of December 31, 2005 and 2006, and for each of the years in the three-year period ended December 31, 2006.

As KTF became a consolidated subsidiary as of August 20, 2006, the condensed balance sheet information as of December 31, 2006 does not include the balances of KTF. In addition, the condensed income statement information for 2006 includes operational results of KTF for the period from January 1, 2006 through August 20, 2006.

	Millions
	2005		2006
Current assets	(Won)	2,761,977	179,847
Other assets		5,931,467	150,817

Total assets		8,693,444	330,664

Current liabilities		1,913,025	118,599
Other liabilities		2,371,085	48,188

Total liabilities		4,284,110	166,787

Net assets	(Won)	4,409,334	163,877

	Millions
	2004		2005	2006
Operating revenues	(Won)	6,352,211	6,498,916	4,335,555
Operating income		542,599	823,001	556,766
Net earnings	(Won)	298,232	538,029	202,879

	Millions
	2004		2005	2006
Cash flows provided by operating activities	(Won)	1,105,929	2,266,506	1,045,235
Cash flows used in investing activities		(1,010,857)	(1,362,616)	(690,269)
Cash flows used in financing activities		(87,174)	(644,694)	(350,278)
Cash flows from change of subsidiaries in consolidated financial statements		—	39,706	(287,591)

Net increase (decrease) in cash and cash equivalents		7,898	298,902	(282,903)
Cash and cash equivalents at beginning of year		45,529	53,427	352,329

Cash and cash equivalents at end of year	(Won)	53,427	352,329	69,426

The Company’s proportionate share of U.S. GAAP adjustments of KTF, KTSC, KTFT, KTFM, KTFI, Sidus FNH, BEP, KTP and SFNH-BF(1) and Olivenine for periods prior to consolidation are presented in the line item “U.S. GAAP adjustments of equity method affiliates” in the U.S. GAAP reconciliation of net earnings and shareholders’ equity for the applicable periods. Condensed consolidated balance sheets as of December 31, 2005 and 2006, and condensed consolidated income statements and condensed statements of cash flows of the Company under U.S. GAAP for each of the years in three-year period ended December 31, 2006 are presented elsewhere in note 35(x).

KT CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

(b) Debt and Equity Securities

Under Korean GAAP, non-marketable securities should be classified as available-for-sale and carried at cost or fair value if applicable with unrealized holding gains and losses reported as a capital adjustment, net of tax. For U.S. GAAP purposes, investment in non-marketable equity securities are accounted for under the cost method or the equity method of accounting in accordance with Accounting Principles Board Opinion (“APB”) No. 18.

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

Information under U.S. GAAP with respect to investments under SFAS No. 115, at December 31, 2005 and 2006 is as follows:

	2005 (millions)
	Cost or amortized cost		Gross unrealized holding gains	Gross unrealized holding losses	Fair value
Equity securities (available-for-sale)	(Won)	10,893	7,805	533	18,165
Debt securities (available-for-sale)		961	8	—	969

	(Won)	11,854	7,813	533	19,134

	2006 (millions)
	Cost or amortized cost		Gross unrealized holding gains	Gross unrealized holding losses	Fair value
Equity securities (available-for-sale)	(Won)	14,499	14,946	287	29,158
Debt securities (available-for-sale)		200,563	1,550	—	202,113

	(Won)	215,062	16,496	287	231,271

The proceeds from sales of available-for-sale securities were (Won)577,616 million in 2004, (Won)906,395 million in 2005 and (Won)690,177 million in 2006. The realized gains on those sales were (Won)6,340 million in 2004, (Won)26,184 million in 2005 and (Won)68,293 million in 2006 and the realized losses on these sales were (Won)12,594 million in 2004. The average-cost method is used to calculate gains or losses from the sale of available-for-sale securities.

KT CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

On November 3, 2005, the FASB issued FSP SFAS 115-1 and SFAS 124-1, “The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments.” This FSP nullifies certain requirements of EITF Issue No. 03-1 and supersedes EITF Abstracts, Topic No. D-44, “Recognition of Other-Than-Temporary Impairment upon the Planned Sale of a Security Whose Cost Exceeds Fair Value.” This FSP carries forward the disclosure requirements included in EITF Issue No. 03-1. The Company has not included the disclosure requirements of EITF Issue No. 03-1 related to investments’ gross unrealized losses and fair value, since the amounts were immaterial. These pronouncements are effective for fiscal years beginning after December 15, 2005.

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

The Company acquired additional shares of KTF during the period from February 28, 2006 to September 15, 2006, resulting in an increase of ownership percentage of KTF from 44.6% to 50.8%. Percentage of ownership exceeded 50% as of August 20, 2006 and accordingly the Company became the majority shareholder and began consolidating the financial statements of KTF which were previously accounted for using the equity method until August 20, 2006. Purchase price of additional shares was (Won)357,582 million including direct costs of acquisition. In addition, a deferred tax assets of (Won)416,928 million relating to basis difference of the Company’s investment in KTF while being accounted for under the equity method was derecognized upon consolidation of KTF and included in the determination of the total purchase price for the acquisition. Goodwill amounting to (Won)484,599 million was recorded as a result of the purchase price allocation. Percentage of ownership to KTF increased to 52.2% as of December 28, 2006 due to the purchase and retirement of treasury stock by KTF. The purchase and retirement of treasury shares of KTF is accounted as a step acquisition and the Company recognized additional goodwill amounting to (Won)23,212 million.

KTFT, KTFM and KTFI are consolidated by KTF, accordingly these companies began to be included in the Company’s consolidated financial statements from August 21, 2006. Sidus FNH, which is owned by the Company and KTF by 35.7% and 15.3%, respectively, also began to be included in consolidation process from August 21, 2006 because the Company started to control it effectively since then.

The following unaudited pro forma financial information presents the combined results of operations of the Company and KTF in accordance with U.S. GAAP as if the acquisition had occurred at January 1, 2005 and 2006.

	Millions, except per share data
	2005		2006
Net revenue	(Won)	17,107,048	17,440,435
Net earnings		1,159,746	1,323,671
Net earnings per share:
Basic		5,482	6,306
Diluted		5,475	6,299

KT CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

(d) Goodwill Impairment including Investor-level Goodwill

Under Korean GAAP, goodwill, which represents the excess of the acquisition cost over the fair value of net identifiable assets acquired, is amortized on a straight-line basis over its estimated economic useful life not to exceed 20 years. When it is no longer probable that goodwill will be recovered from expected future economic benefits, it is expensed immediately. Also, for investments in affiliated companies accounted for using the equity method, the excess of acquisition cost of the affiliates over the Company’s share of their net assets at the acquisition date is amortized by the straight-line method over its estimated useful life.

Under U.S. GAAP, goodwill and indefinite-lived intangible assets are not amortized, but instead are tested for impairment at least annually. In accordance with SFAS No. 142, “Goodwill and Other Intangible Assets”, goodwill is tested for impairment on an annual basis by comparing the fair value of the Company’s reporting units to their carrying amounts. The investor-level goodwill is tested for impairment in accordance with APB No. 18. The investor-level goodwill, which is recorded only at the investor’s financial statements, represents the excess of the acquisition cost of equity method investees over the fair value of investor’s share of net identifiable assets acquired.

The changes in the carrying amount of goodwill which is recorded in the PCS Services segment for the years ended December 31, 2005 and 2006 are as follows:

	Millions
Balance as of January 1, 2005	(Won)	—
Goodwill acquired during the period		—
Balance as of December 31, 2005	(Won)	—

Goodwill acquired during the period		507,811

Balance as of December 31, 2006	(Won)	507,811

(e) Equity Method Accounting

Under Korean GAAP, a put and call combination contract should be recorded as a right and obligation of the Company to acquire shares in accordance with the terms of the contract. Accordingly, the Company recorded the right and obligation of the option contract as additional equity investment and long-term payable.

Under U.S. GAAP, the potential equity ownership that may become available to the Company upon exercise of the option is not recorded prior to exercise, as the Company does not have legal ownership of the underlying shares. However, based on the nature of the Company’s arrangement to potentially acquire additional shares in KDB, the Company has resumed recognition of its share of investee losses, and during 2005, recorded losses incurred from the date that its existing investment was reduced to nil. Therefore, the amount recognized in earnings under U.S. GAAP is the same as that recognized under Korean GAAP, except for the effect of other differences described herein.

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

(g) Depreciation

In 1995, KT adopted a method of depreciation, as allowed under Korean GAAP, whereby property, plant and equipment placed in service at any time during the first half of the year received a full year of depreciation expense, and property, plant and equipment placed in service at any time during the second half of the year received one-half year of depreciation. Also, as permitted under Korean GAAP, depreciation of these assets was based on lives which are shorter than their economic useful lives. In 1996, KT adopted the policy, also acceptable under Korean GAAP, whereby property, plant and equipment is depreciated from the actual date it is placed in service, while continuing to use useful lives which are shorter than the economic useful lives of such assets. In 1998, under Korean GAAP, as required under a ruling by the National Tax Service (which is also applicable under Korean GAAP), the Company changed the estimated useful lives of certain assets, including underground access to cable tunnels and concrete and steel telephone poles acquired after 1995, from 6 years to periods ranging from 20 years to 40 years, and changed the depreciation method from the declining-balance method to the straight-line method.

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

Under U.S. GAAP, the useful lives of property, plant and equipment are summarized as follows:

Estimated Useful Lives
Buildings and structures	5 - 60 years
Underground access to cable tunnels, and concrete and steel telephone poles	10 - 40 years
Machinery and equipment	3 - 15 years
Vehicles	3 - 10 years
Tools, furniture and fixtures:
Steel safe boxes	20 years
Tools, computer equipment, furniture and fixtures	3 - 8 years

KT CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

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

Under U.S. GAAP, interest costs related to certain assets that are routinely manufactured or otherwise produced in large quantities on a regular basis are not in the scope of interest capitalization. In addition, interest is capitalized in the amount that would have theoretically been avoided had expenditures not been made for assets which require a period of time to get them ready for their intended use. Under U.S. GAAP, details of interest capitalization for the years ended December 31, 2004, 2005 and 2006 are as follows:

	Millions
	2004		2005	2006
Total interest costs incurred	(Won)	467,365	417,658	379,017
Less amounts charged to expense		455,211	410,319	369,848

Interest capitalized	(Won)	12,154	7,339	9,169

(i) Intangible Assets

Under Korean GAAP, prior to January 1, 2003, pre-operating costs and research costs were expensed as incurred, and development costs and organization costs were deferred and amortized over estimated useful lives provided such costs are recoverable from future earnings. Effective January 1, 2003, the Company adopted SKAS No. 3 “Intangible Assets”, which requires organization costs to be expensed as incurred. In addition, the cumulative effects of organization costs in prior years of this change in accounting of (Won)1,530 million have been charged to retained earnings and (Won)2,198 million of minority interest as of January 1, 2003. As allowed by the transition clause of the statement, development costs prior to January 1, 2003 were not applied to the statement. All of these costs are expensed as incurred under U.S. GAAP except for capitalized internal-use software development costs. Therefore, accounting for such costs under Korean GAAP is consistent with U.S. GAAP for periods after adoption of SKAS No. 3, “Intangible Assets”. The variance between Korean GAAP and U.S. GAAP due to development costs incurred before January 1, 2003 was fully reconciled by the end of 2005 as the assets became fully amortized under Korean GAAP. Consequently, as of December 31, 2005, there is no reconciling item in stockholders’ equity relating to GAAP difference for intangible assets.

However, in 2006 as KTF became a consolidated subsidiary of the Company as of August 20, 2006, KTF held frequency usage rights which were capitalized prior to January 1, 2003 under Korean GAAP. Accordingly, the reconciliation amount reflected in stockholders’ equity as of December 31, 2006 relates to differences in accounting for frequency usage rights held by KTF.

Under Korean GAAP, the frequency usage right related to the second generation (“2G”) paid by the initial shareholders to obtain the operating licenses prior to the establishment of KTM.Com Co., Ltd. (“KTM”), which was merged into KTF in 2001, was not recognized as an intangible asset in applying purchase accounting of KTM by KT in 2000.

Under U.S. GAAP, the 2G frequency usage right is considered as indefinite lived intangible assets and thus in the process of purchase accounting of KTM, KT recognized the frequency usage right at fair value. However,

KT CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

on December 31, 2005, the Korea Communication Act (“Act”) was revised effective July 1, 2006. Under the revised Act, the frequency usage right of 2G will expire by June, 2011. Thus, KTF amortizes the frequency usage right of 2G over the remaining useful life under U.S. GAAP for the year ended December 31, 2006.

Identifiable intangible assets determined in accordance with U.S. GAAP as of December 31, 2005 and 2006 are presented below. As KTF became a consolidated subsidiary of KT as of August 20, 2006, the balances as of December 31, 2006 includes intangibles held by KTF and the amortization expense for the year ended December 31, 2006 reflects amortization expense relating to intangibles assets of KTF for the period from August 21, 2006 to December 31, 2006.

	2005 (Millions)
	Gross carrying amount		Accumulated amortization	Net amount
Amortized intangible assets:
Internal-use software	(Won)	487,960	231,246	256,714
Frequency usage rights		125,800	—	125,800
Buildings and facility utilization rights		119,824	52,573	67,251
Other		20,319	8,983	11,336

Total	(Won)	753,903	292,802	461,101

	2006 (Millions)
	Gross carrying amount		Accumulated amortization	Net amount
Amortized intangible assets:
Internal-use software	(Won)	614,181	310,862	303,319
Frequency usage rights		1,465,990	324,037	1,141,953
Buildings and facility utilization rights		127,934	57,718	70,216
Other		290,913	201,798	89,115

Total	(Won)	2,499,018	894,415	1,604,603

Amortization expense:
For the year ended December 31, 2005	(Won)	93,467 million
For the year ended December 31, 2006	(Won)	182,378 million

Estimated amortization expense:

For years ended December 31,	Millions
2007	(Won)	292,462
2008		279,120
2009		254,114
2010		148,902
2011		133,205

The weighted-average amortization period of total amortized intangible assets, internal-use software, frequency usage rights and utilization rights are 9 years, 6 years, 11 years and 20 years, respectively. The Company has no identifiable intangible assets that are not subject to amortization.

KT CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

(j) Bonds with Warrants

Under Korean GAAP, prior to January 1, 2003, Korean GAAP did not require separate recognition of warrants attached to bonds. Effective January 1, 2003, the Company adopted SKAS No. 9, “Convertible Securities” related to bonds with warrants, which require separate recognition of the warrant rights. However, as allowed by the transition clause of the statement, the Company continues to present bonds with warrants issued prior to the effective date as one instrument.

Under U.S. GAAP and consistent with SKAS No. 9, “Convertible Securities”, the proceeds from the issuance of bonds with detachable stock warrants should be allocated between the debt obligation and the warrants. The allocations is based on the relative fair values at the date of issuance and the portion of proceeds allocated to the stock warrants is recorded in stockholders’ equity.

With respect to the bond with detachable stock warrants issued on January 4, 2002 (note 15), proceeds from bonds with detachable stock warrants were not allocated between debt and stockholders’ equity under Korean GAAP. However, under U.S. GAAP, proceeds net of tax of (Won)13,850 million was allocated to the detachable stock warrants included within stockholders’ equity. The face value of bonds of US$500 million were repaid on January 4, 2005, and the Company does not have any bonds with warrants as of December 31, 2005 or 2006.

(k) Revenue Recognition

Under Korean GAAP, non-refundable service installation fees for telephone and initial subscription fees for broadband internet access and PCS services are recognized as revenue when installation and initiation services are rendered.

Under U.S. GAAP, service installation fees and initial subscription fees related to activation of service are deferred and recognized as revenue over the expected terms of customer relationships. The expected terms of customer relationships for telephone, broadband Internet access and PCS services and leased-line service are 15 years, 3 years and 4 years, respectively. Incremental direct costs related to customer acquisition are expensed as incurred.

Under Korean GAAP, handset subsidy paid by the Company is accounted as expenses. However, under U.S. GAAP, the handset subsidy is treated as reduction of revenue in accordance with EITF Issue No. 01-09 “Accounting for Consideration Given by a Vendor to a Customer”

(l) Foreign Currency Transactions

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

Under U.S. GAAP, all foreign exchange transaction gains and losses (referred to as translation gains and losses under Korean GAAP) are included in the results of operations for the current period and therefore, the amounts included in property, plant and equipment and related depreciation expense under Korean GAAP are reversed

Under Korean GAAP, the convertible notes denominated in a foreign currency are regarded as non-monetary liabilities since they have equity-like characteristics, and the Company does not recognize the

KT CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

associated foreign currency translation gain or loss. Redeemed portion of convertible notes is regarded as a monetary liability and subject to foreign currency translation but there were no redemption as of December 31, 2006.

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

Under U.S. GAAP, the equity-linked securities were separated into two components, the host contract and the embedded derivative. The host contract was recorded at fair value as an available-for-sale debt security with unrealized holding gains and losses included as a separate component of stockholder’s equity. The fair value of the debt security was based on the third party’s appraisal value. The embedded derivative was recorded at fair value and unrealized gains and losses were recorded in results of operations. The fair value of the embedded derivative was based on commonly accepted valuation methods.

All equity-linked securities matured during 2004, and the Company does not have any equity-linked securities as of December 31, 2005 or 2006.

(n) Convertible Notes

Under Korean GAAP, prior to January 1, 2003, the convertible notes entered into between KT and KTF during 2002 were treated as long-term investment securities and were reported at cost. However, effective January 1, 2003, the Company adopted SKAS No. 9, “Convertible Securities”, which requires that convertible notes to be categorized as available-for-sale securities and reported at fair value. The Company recognizes interest income on convertible notes as determined using the effective interest method and unrealized holding gain and losses of the difference between fair value and book value as a component of stockholders’ equity. However, since these convertible notes are between the parent and a consolidated subsidiary under Korean GAAP, the convertible notes and related interest income/expense are eliminated in consolidation. All the convertible notes, which were issued by KTF in 2002, were redeemed for cash on their maturity date (November 29, 2005).

For U.S. GAAP purposes, convertible notes are considered a hybrid instrument with a conversion option embedded in the debt instrument. In accordance with SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities”, the conversion option is bifurcated from the debt instrument and accounted for separately. The conversion option is recorded at fair value with gains and losses included in earnings. The debt instrument is classified as an available-for-sale debt security and reported at fair value, with unrealized gains and losses reported as a separate component of stockholders’ equity. Since KTF is treated as an equity method investment under U.S. GAAP, the equity income of affiliate would include the earnings impact of the above accounting.

(o) Income Taxes

Under Korean GAAP, effective January 1, 2005, due to the adoption of SKAS No. 16 “Income Taxes”, deferred taxes are recognized on the temporary difference related to unrealized gains and losses on investment

KT CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

securities that are reported as a separate component of stockholders’ equity. Any adjustments to income tax provision attributable to prior years is included in other income. Consequently, there is no GAAP difference as of December 31, 2006 in terms of deferred taxes on unrealized gains and losses on investment securities.

Under U.S. GAAP, deferred taxes are recognized on the temporary difference related to unrealized gains and losses on investment securities that are reported as other comprehensive income. Any adjustments to income tax provision attributable to prior years is included in income tax benefit (expense).

Under Korean GAAP, recognition of deferred tax benefit from equity in losses of affiliates requires realization of the benefit within the near future, which is construed to mean within 5 years. The Company does not believe it is probable to realize such benefit within 5 years.

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

Under Korean GAAP, prior to January 1, 2005, all deferred tax assets and liabilities were recorded as non-current. Effective January 1, 2005, per SKAS No. 16, deferred tax assets and liabilities shall be classified as current or non-current based on the classification of the related assets or liabilities for financial reporting or the expected reversal date of the temporary difference. As a result of adoption of SKAS No. 16, there is no difference between Korean GAAP and U.S. GAAP as of December 31, 2006.

Under Korean GAAP, in accordance with SKAS No. 16, effective from January 1, 2005, the Company did not recognize deferred income tax liabilities of (Won)21,363 million related to equity in gains of affiliates as of December 31, 2006 since it is able to control the timing of the reversal of the temporary difference and it is probable that the temporary difference will not reverse in the foreseeable future.

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

As explained at Note 35 (v), in 2006 the Company adopted AKAS 06-2 “Deferred Tax Accounting for Investments in Subsidiaries, Affiliated Companies Accounted for Using the Equity Method, and Interest in Joint Ventures”. This statement requires recognition of deferred tax asset or liability based on net of all temporary differences arising from the same subsidiary or investee rather than on an individual basis. With this adoption, income tax expenses and income taxes reflected in other comprehensive income in 2005 decreased by (Won)33,508 million and (Won)6,320 million, respectively. According to the transition rule of the statement, Korean GAAP prior year financial statements have been restated. Due to the adoption of AKAS 06-2, there is no GAAP difference as of December 31, 2006 and restated December 31, 2005 in terms of the methodology in which deferred taxes on temporary differences arising from same subsidiary or investee are recognized.

(p) Minority Interest in Consolidated Subsidiaries

Under Korean GAAP, minority interests in consolidated subsidiaries are presented for all periods as a component of stockholders’ equity in the consolidated balance sheet.

KT CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

Under U.S. GAAP, minority interests in consolidated subsidiaries are not included in stockholders’ equity in the consolidated balance sheet.

(q) Shareholder’s agreement between KT and DoCoMo

Under Korean GAAP, shareholders’ agreement between the Company and DoCoMo is regarded as a contingency which does not require recognition other than disclosure.

Under U.S. GAAP, the agreement is regarded as a guarantee provided by the Company to DoCoMo on behalf of KTF and is subject to FIN 45 “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others.” Upon commencement of the guarantee, the Company evaluated fair value of the guarantee and obtained fair value. However, the fair value of the guarantee was immaterial and the Company did not record the guarantee.

(r) Other

Korean GAAP requires gains and losses from the sale of property, plant and equipment and impairment write-downs to be included as part of non-operating income (expenses). Under U.S. GAAP, gains and losses from the sale of property, plant and equipment and impairment write-downs are required to be recorded as a component of operating income.

Under Korean GAAP, purchase of treasury shares is regarded as temporary and does not impact the ownership percentages of shareholders unless there is an explicit purpose of retirement of the repurchased shares in accordance with resolution of board members or shareholders’ meeting. Under U.S. GAAP, purchase of treasury shares results in a change of an entity’s ownership structure and ownership percentages of shareholders.

KT CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

(s) Comprehensive Income

Under U.S. GAAP, the Company applies the provisions of SFAS No. 130, “Reporting Comprehensive Income”, which requires the reporting and display of comprehensive income and its components (revenues, expenses, gains and losses). Such presentation is not required under Korean GAAP. Comprehensive income for the years ended and accumulated other comprehensive income balances as of December 31, 2004, 2005 and 2006 are summarized as follows:

	Millions
	As of and for the years ended December 31,
	2004		2005	2006	2006 (note 3)
Net earnings as adjusted in accordance with U.S. GAAP	(Won)	1,404,616	1,148,534	1,329,343	$1,429.4
Other comprehensive income, net of taxes:
Foreign currency translation adjustments		3,012	(3,508)	(10,520)	(11.3)
Unrealized gains on investments:
Unrealized holding gains net of tax of, (Won)3,842 million, (Won)26,509 million and (Won)1,351 million in 2004, 2005 and 2006, respectively		10,128	69,884	3,562	3.8
Less: reclassification adjustment for gains (losses) realized in net earning due to disposal, net of tax of, (Won)1,997 million, (Won)(7,201) million and (Won)39 million in 2004, 2005 and 2006, respectively		4,257	(18,984)	102	0.1

Comprehensive income as adjusted in accordance with U.S. GAAP	(Won)	1,422,013	1,195,926	1,322,487	$1,422.0

Accumulated other comprehensive income (loss) balances:
Foreign currency translation adjustments	(Won)	(2,847)	(6,355)	(16,875)	$(18.1)
Unrealized gains on investments		15,565	66,465	70,129	75.4

	(Won)	12,718	60,110	53,254	$57.3

(t) Statement of Cash Flows

Statements of cash flows under Korean GAAP include the cash flows of KTF, KTSC, KTFT, KTFI, Sidus FNH, BEP, Olivenine and KTP, which are accounted for under the equity method under U.S. GAAP.

Under Korean GAAP, cash flows from trading securities are included in investing activities, and refundable deposits for telephone installation, guarantee and leasehold deposits and acquisition of additional equity interest in consolidated subsidiaries are included in financing activities. For U.S. GAAP purposes, cash flows from trading securities, refundable deposits for telephone installation and guarantee and leasehold deposits are included in operating activities and cash flows from acquisition of additional equity interest are included in investing activities. In addition, under Korean GAAP cash flows from initial consolidation or deconsolidation of subsidiary is presented as a separate line whereas for U.S. GAAP purposes, it is categorized as investing activities net of cash paid or received.

(u) Recent Changes in U.S. GAAP

In February 2006, the FASB issued SFAS No. 155, “Accounting for Certain Hybrid Financial Instruments,” which amends SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities” (SFAS No. 133)

KT CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

and SFAS No. 140, “Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities” (SFAS No. 140). This statement amends SFAS No. 133 to permit fair value remeasurement for any hybrid instrument that contains an embedded derivative that otherwise would require bifurcation. This statement also eliminates the interim guidance in SFAS No. 133 Implementation Issue D-1, which provides that beneficial interests in securitized financial assets are not subject to the provisions of SFAS No. 133. Finally, this statement amends SFAS No. 140 to eliminate the restriction on passive derivative instruments that a qualifying special-purpose entity (SPE) may hold. This statement is effective for all financial instruments acquired or issued in first fiscal years beginning after September 15, 2006. Management is not expected to have a material impact on the Company’s consolidated financial position or results of operations

In April 2006, the FASB issued FSP FIN 46R-6, “Determining the Variability to Be Considered in Applying FASB Interpretation No. 46R,” which requires the variability of an entity to be analyzed based on the design of the entity. The nature and risks in the entity, as well as the purpose for the entity’s creation are examined to determine the variability in applying FIN 46R, “Consolidation of Variable Interest Entities.” The variability is used in applying FIN 46R to determine whether an entity is a VIE, which interests are variable interests in the entity, and who is the primary beneficiary of the VIE. This statement is effective for all reporting periods beginning after June 15, 2006. The Company believes that the adoption of this position will not have a significant impact on its financial position or results of operations.

In June 2006, the FASB issued Interpretation No. 48, “Accounting for Uncertainty in Income Taxes”, which supplements SFAS No. 109, “Accounting for Income Taxes,” by defining the confidence level that a tax position must meet in order to be recognized in the financial statements. The interpretation requires that the tax effects of a position be recognized only if it is “more-likely-than-not” to be sustained based solely on its technical merits as of the reporting date. The more-likely-than-not threshold represents a positive assertion by management that a company is entitled to the economic benefits of a tax position. If a tax position is not considered more-likely-than-not to be sustained based solely on its technical merits, no benefits of the position are to be recognized. Moreover, the more-likely-than-not threshold must continue to be met in each reporting period to support continued recognition of a benefit. At adoption, companies must adjust their financial statements to reflect only those tax positions that are more-likely-than-not to be sustained as of the adoption date. Any necessary adjustment would be recorded directly to retained earnings in the period of adoption and reported as a change in accounting principle. This interpretation is effective as of the beginning of the first fiscal year beginning after December 15, 2006. Management does not expect the interpretation to have a material impact on the Company’s consolidated financial position or results of operations.

In September 2006, the Securities and Exchange Commission (“SEC”) issued Staff Accounting Bulletin (“SAB”) No. 108, “Considering the Effects of Prior Year Misstatements When Quantifying Misstatements in Current Year Financial Statements”. SAB No. 108 states that registrants should use both a balance sheet approach and an income statement approach when quantifying and evaluating the materiality of a misstatement. The interpretations in SAB No. 108 contain guidance on correcting prior period errors under the dual approach as well as provide transition guidance for correcting prior period errors. This interpretation does not change the requirements within SFAS No. 154, “Accounting Changes and Error Corrections—a replacement of Accounting Principles Board Opinion (“APB”) No. 20 and SFAS No. 3,” for the correction of an error in financial statements. SAB No. 108 is effective for annual financial statements covering the first fiscal year ending after November 15, 2006. The adoption of this statement does not have a material effect on the Company’s consolidated financial statements.

In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements” (SFAS 157), which defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. SFAS 157 does not require any new fair value

KT CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

measurements, but provides guidance on how to measure fair value by providing a fair value hierarchy used to classify the source of the information. This statement is effective for fiscal years beginning after November 15, 2007. Management is assessing the potential impact on the Company’s financial condition and results of operations.

In September 2006, the FASB issued statement No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans, an Amendment to FASB Statements No. 87, 88, 106, and 132(R)” (SFAS 158). SFAS 158 requires, among other things, that a company (1) recognize a net liability or asset to report the funded status of their defined benefit pensions and other postretirement plans on its balance sheet, (2) measure benefit plan assets and benefit obligations as of the company’s balance sheet date and (3) recognize as a component of other comprehensive income, net of tax, the gains or losses and prior service costs or credits that arise during the period but are not recognized as components of net periodic benefit cost pursuant to FASB Statement No. 87, or No. 106. The adoption of SFAS 158 as of December 31, 2006 did not have a significant impact to the Company’s financial conditions and results of operation. The current portion of the retirement and severance benefits is (Won)3,098 million as of December 31, 2006.

In February 2007, the Financial Accounting Standards Board (“FASB”) issued Statements of Financial Accounting Standards (“SFAS”) No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities,” which provides companies with an option to report selected financial assets and liabilities at fair value in an attempt to reduce both complexity in accounting for financial instruments and the volatility in earnings caused by measuring related assets and liabilities differently. This Statement is effective as of the beginning of an entity’s first fiscal year beginning after November 15, 2007. The Company is currently evaluating the impact that the adoption may have on our consolidated financial statements.

(v) Impact on Reconciliation of Adoption of Statement of Korean Accounting Standards

As described in note 2, the Korean Accounting Standards Board (“KASB”) has published a series of Statements of Korea Accounting Standards (“SKAS”), which will gradually replace the existing financial accounting standards, established by the Korea Financial Supervisory Board. Effective January 1, 2004, the Company adopted No. 10 “Inventories”, No. 12 “Construction-Type Contracts” and No. 13 “Troubled Debt Restructuring”. Effective January 1, 2005, the Company adopted SKAS No. 17 “Provisions, Contingent Liabilities, and Contingent Assets”. Effective January 1, 2006, the Company adopted SKAS No. 19 “Lease”, No. 20 “Related Party Disclosures”. The adoption of these standards did not have any impact on net earnings, stockholders’ equity or balance sheet classification under Korean GAAP as those standards mainly clarified existing standards.

Effective January 1, 2006, the Company adopted the following Korean GAAP Standards which had an impact on the U.S. GAAP reconciliation:

As described in note 2(t), the Company adopted AKAS 06-2 “Deferred Tax Accounting for Investments in Subsidiaries, Affiliated Companies Accounted for Using the Equity Method, and Interest in Joint Ventures”. With the adoption of AKAS 06-2, certain accounts of prior year’s consolidated financial statements have been restated as required by this standard.

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

KT CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

The impact of adopting SKAS No. 16 “Income Taxes” on the reconciliation to U.S. GAAP in 2005 is described in note 35 (o).

(w) U.S.GAAP Reconciliations

The effects of the significant adjustments to net earnings and stockholders’ equity which would be required if U.S. GAAP were to be applied instead of Korean GAAP are summarized as follows:

	Millions
	Years ended December 31,
	2004		2005	2006	2006 (note 3)
Net earnings in accordance with Korean GAAP	(Won)	1,282,216	1,085,450	1,291,863	$1,389.1
Adjustments:
Intangible assets		3,767	1,934	(4,742)	(5.1)
Property, plant and equipment		(71,534)	(63,555)	(150,885)	(162.2)
Equity in earnings of equity method affiliates:
Reversal of goodwill amortization		130,113	130,113	145,510	156.5
Different useful life of intangibles		22,682	—	—	—
Additional acquisitions of equity investees		(48,631)	(40,678)	(26,337)	(28.3)
Impairment loss relating to equity investee		—	(9,595)	—	—
U.S. GAAP adjustments of equity method affiliates		(4,737)	(22,929)	1,250	1.3
Interest capitalization (including related depreciation), net		27,487	13,283	8,631	9.3
Capitalized foreign exchange transactions, net		2,133	(100)	2,789	3.0
Foreign currency translation of convertible notes		(130,247)	355	948	1.0
Service installation fees		8,059	44,215	17,615	18.9
Equity-linked securities		21,482	—	—	—
Convertible notes of KTF		1,106	23,131	—	—
Bonds with stock warrants		(6,376)	—	—	—
Miscellaneous accounts		—	—	(68)	0.1
Deferred income tax – methodology difference		172,982	20,267	37,590	40.5
Deferred income tax effects of U.S. GAAP adjustments		(5,886)	(33,357)	1,346	1.4
Minority interest income		—	—	3,833	3.9

		122,400	63,084	37,480	40.3

Net earnings as adjusted in accordance with U.S. GAAP	(Won)	1,404,616	1,148,534	1,329,343	$1,429.4

Basic earnings per share in accordance with U.S. GAAP	(Won)	6,663	5,428	6,333	$6.80

Diluted earnings per share in accordance with U.S. GAAP	(Won)	6,215	5,423	6,327	$6.80

Dividend per share in accordance with U.S. GAAP	(Won)	3,000	3,000	2,000	$2.15

KT CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

The following table sets forth the computation of basic and diluted earnings per share:

	Millions, except per share data
	Years ended December 31,
	2004		2005	2006	2006 (note 3)
Net earnings available to common shareholders	(Won)	1,404,616	1,148,534	1,329,343	$1,429.4
Dilutive effect of convertible notes		45,452	43	39	—

		1,450,068	1,148,577	1,329,382	1,429.4

Weighted average outstanding shares of common stock		210.8	211.6	209.9
Dilutive effect of convertible notes		22.5	0.2	0.2

Common stock and common stock equivalents		233.3	211.8	210.1

Basic earnings per share in accordance with U.S. GAAP	(Won)	6,663	5,428	6,333	$6.80

Diluted earnings per share in accordance with U.S. GAAP	(Won)	6,215	5,423	6,327	$6.80

Basic earnings per share is computed on the basis of the weighted-average number of common shares outstanding. Diluted earnings per share is computed on the basis of the weighted-average number of common shares outstanding plus the effect of outstanding convertible notes using the “if-converted method”. The denominator of the diluted earnings per share computation is adjusted to include the number of additional common shares that would have been outstanding had the dilutive potential common stock been issued at the beginning of the period. In addition, the numerator is adjusted to include the after-tax amount of interest and foreign currency translation gain (loss) recognized associated with the convertible notes. Stock options were not considered when calculating diluted earnings per share because the exercise price of the stock options was greater than the average market price of the shares and, therefore, the effect would have been antidilutive.

	Millions
	Years ended December 31,
	2005		2006	2006 (note 3)
Stockholders' equity in accordance with Korean GAAP	(Won)	10,389,934	10,697,304	$11,502.5
Adjustments:
Intangible assets		—	66,662	71.7
Accumulated depreciation		(151,563)	(302,448)	(325.2)
Equity in earnings of equity method affiliates:
Reversal of goodwill amortization		520,452	665,962	716.1
Different useful life of intangibles		111,631	111,631	120.0
Additional acquisitions of equity investees		264,294	767,257	825.0
Impairment loss relating to equity investee		(1,462,443)	(1,462,443)	(1,572.5)
U.S. GAAP adjustments of equity method affiliates		46,719	—	—
Goodwill impairment		(12,947)	(12,947)	(13.9)
Interest capitalization, net		(14,858)	62,512	67.2
Capitalized foreign exchange transactions, net		(3,247)	(7,329)	(7.9)
Foreign currency translation of convertible notes		3,412	—	—
Deferred service installation fees		(469,623)	(472,382)	(508.0)
Deferred tax effects of U.S. GAAP adjustments		348,122	169,242	182.0
Deferred tax-methodology difference		293,371	51,136	55.0
Miscellaneous accounts		—	79	0.1
Minority interests		(2,518,213)	(2,296,243)	(2,469.1)

		(3,044,893)	(2,659,311)	(2,859.5)

Stockholders' equity as adjusted in accordance with U.S. GAAP	(Won)	7,345,041	8,037,993	$8,643.0

KT CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

(x) Condensed Consolidated U.S. GAAP Financial Information

Condensed consolidated balance sheets in accordance with U.S. GAAP as of December 31, 2005 and 2006 are presented as follows:

	Millions
	2005		2006	2006 (note 3)
Assets
Current assets
Notes and accounts receivable—trade	(Won)	1,576,922	2,540,682	$2,731.9
Other current assets		2,176,761	3,264,309	3,510.0

Total current assets		3,753,683	5,804,991	6,241.9
Investments		2,180,237	340,143	365.7
Property, plant and equipment, net		10,677,476	14,729,385	15,838.0
Other assets		1,771,916	3,223,980	3,466.6

	(Won)	18,383,312	24,098,499	$25,912.2

Liabilities
Current liabilities
Notes and accounts payable—trade	(Won)	793,948	769,137	$827.0
Other current liabilities		2,625,824	4,702,683	5,056.6

Total current liabilities		3,419,772	5,471,820	5,883.6
Long-term debt, excluding current portion		5,659,000	6,110,171	6,570.1
Other long-term liabilities		1,868,671	2,295,967	2,468.7

Total liabilities		10,947,443	13,877,958	14,922.4

Minority interest in consolidated subsidiaries		90,828	2,182,548	2,346.8

Stockholders’ equity		7,345,041	8,037,993	8,643.0

	(Won)	18,383,312	24,098,499	$25,912.2

KT CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

Condensed consolidated income statements in accordance with U.S. GAAP for the years ended December 31, 2004, 2005 and 2006 are presented as follows:

	Millions
	Years ended December 31,
	2004		2005	2006	2006 (note 3)
Operating revenues	(Won)	12,240,151	12,327,563	14,087,738	$15,148.1
Cost of services		8,932,097	9,587,728	10,373,725	11,154.6

Gross profit		3,308,054	2,739,835	3,714,013	3,993.5

Selling, general and administration expenses		1,306,068	1,142,907	1,842,402	1,981.1
Other operating expense, net		(58,339)	(58,153)	(6,337)	(6.8)

Operating income		1,943,647	1,538,775	1,865,274	2,005.6
Gain on disposition of available-for-sale Securities, net		5,821	85,722	63,133	67.9
Impairment loss of equity method affiliates		(37,030)	(9,595)	—	—
Foreign currency translation gain, net		395,542	46,809	114,950	123.6
Other expense, net		(518,190)	(150,281)	(263,050)	(282.9)

Earnings before income tax and minority interests		1,789,790	1,511,430	1,780,307	1,914.2
Income taxes		386,934	356,109	357,090	383.9

Earnings before minority interests		1,402,856	1,155,321	1,423,217	1,530.3

Minority interests in losses (earnings) of consolidated subsidiaries		1,760	(6,787)	(93,874)	(100.9)

Net earnings	(Won)	1,404,616	1,148,534	1,329,343	$1,429.4

Changes in consolidated stockholders’ equity in accordance with U.S. GAAP for the years ended December 31, 2004, 2005 and 2006 are as follows:

	Millions
	2004		2005	2006	2006 (note 3)
Beginning of year	(Won)	5,890,495	6,660,032	7,345,041	$7,897.9
Net earnings		1,404,616	1,148,534	1,329,343	1,429.4
Foreign currency translation adjustments		3,012	(3,508)	(10,520)	(11.3)
Unrealized gains on investments, net of tax		14,385	50,900	3,664	3.9
Sale (purchase) of treasury stock, net		30	122,083	(199,276)	(214.3)
Dividends		(632,276)	(632,277)	(426,113)	(458.2)
Other, net of tax of (Won)(4,019) million, (Won)898 million and (Won)(2,021) million in 2004, 2005 and 2006, respectively		(20,230)	(723)	(4,146)	(4.4)

End of year	(Won)	6,660,032	7,345,041	8,037,993	$8,643.0

KT CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

Condensed consolidated statements of cash flows in accordance with U.S. GAAP for the years ended December 31, 2004, 2005 and 2006, respectively, are set out below:

	Millions
	2004		2005	2006	2006 (note 3)
Cash flows from operating activities:
Net earnings	(Won)	1,404,616	1,148,534	1,329,343	$1,429.4
Adjustments to reconcile net earnings to net cash provided by operating activities:
Depreciation and amortization		2,505,800	2,414,585	2,882,488	3,099.4
Provision for doubtful accounts		249,884	64,875	47,515	51.1
Loss on disposition of property, plant and equipment		89,456	38,034	73,539	79.1
Equity in losses (earnings) of affiliates including intangible assets amortization		19,531	(117,939)	(81,488)	(87.6)
Deferred income tax expense (benefit)		(107,417)	55,238	(15,261)	(16.4)
Gain on disposition of available-for-sale
Securities, net		(5,821)	(85,328)	(63,133)	(67.9)
Impairment losses of equity method affiliates		37,030	9,595	—	—
Foreign currency translation gain, net		(395,542)	(46,809)	(114,950)	(123.6)
Derivatives transaction and valuation losses, net		145,397	(525)	92,784	99.8
Minority interests in earnings (losses) of consolidated subsidiaries		(1,760)	6,787	93,874	100.9
Changes in assets and liabilities:
Notes and accounts receivable—trade		34,128	171,636	250,695	269.6
Inventories		57,850	12,153	68,218	73.4
Advance payment		(14,797)	(17,953)	52,575	56.5
Long-term notes and account
Receivable—trade		(118,069)	(12,122)	(20,705)	(22.3)
Notes and accounts payable—trade		(133,327)	(43,004)	(59,588)	(64.1)
Advance receipts from customers		11,077	(21,219)	(610)	(0.7)
Income taxes payable		72,917	(139,881)	234,888	252.6
Prepaid expenses		(8,924)	(3,750)	(5,314)	(5.7)
Withholdings		(11,219)	(5,091)	(340)	(0.4)
Accrued expenses		2,899	177,643	7,821	8.4
Accounts payable-other		(37,091)	91,178	(21,691)	(23.3)
Refundable deposits of telephone installation		(140,720)	(128,331)	(48,557)	(52.2)
Retirement and severance benefits		183,138	183,136	158,423	170.3
Retirement deposits		(118,749)	(125,544)	(150,621)	(162.0)
Other, net		(106,849)	(37,793)	(42,900)	(46.0)

Net cash provided by operating activities		3,613,438	3,588,105	4,667,005	5,018.3

KT CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

	Millions
	2004		2005	2006	2006 (note 3)
Cash flows from investing activities:
Additions to property, plant and equipment		(1,966,224)	(2,253,726)	(2,827,851)	(3,040.7)
Proceeds from sale of property, plant and equipment		106,487	29,228	54,819	58.9
Decrease (increase) in short-term financial instruments, net		(911,223)	809,862	369,902	397.7
Proceeds from the sale of available-for-sale securities		577,616	906,395	690,177	742.1
Proceeds from the sale of equity security of affiliates		46,877	52,179	60,785	65.4
Proceeds from maturity on held-to-maturity securities		17,985	11,675	607	0.7
Purchases of available-for-sale securities		(492,696)	(224,153)	(647,051)	(695.8)
Sale (purchases) of equity security of affiliates		—	9,207	(9,482)	(10.2)
Purchases of held-to-maturity securities		(3,075)	—	(281)	(0.3)
Acquisition of additional shares in consolidated subsidiaries and affiliates		—	—	(109,853)	(118.1)
Other, net		17,299	(75,341)	(13,715)	(14.7)

Net cash used in investing activities		(2,606,954)	(734,674)	(2,431,943)	(2,615.0)

Cash flows from financing activities:
Payment of dividends		(633,171)	(632,277)	(426,663)	(458.8)
Decrease in short-term borrowings, net		(211,410)	(29,232)	25,485	27.4
Repayments of long-term debt		(1,117,240)	(4,218,763)	(922,740)	(992.2)
Proceeds from long-term debt		1,944,080	1,519,075	235,831	253.6
Acquisition of treasury stock		—	—	(213,664)	(229.7)
Acquisition of treasury stock in consolidated subsidiary		—	—	(164,884)	(177.3)
Payment for secured borrowing		—	—	(200,000)	(215.1)
Other, net		(1,580)	(422)	(3,597)	(3.8)

Net cash used in financing activities		(19,321)	(3,361,619)	(1,670,232)	(1,795.9)

Increase (decrease) in cash and cash equivalents		987,163	(508,188)	564,830	607.4
Cash and cash equivalents at beginning of year		715,339	1,702,502	1,194,314	1,284.2

Cash and cash equivalents at end of year	(Won)	1,702,502	1,194,314	1,759,144	$1,891.6

Supplemental schedule
Interest payments	(Won)	454,983	432,935	385,553	$414.6
Income tax payments		419,596	450,840	322,866	347.2

(y) Additional U.S. GAAP Disclosures

The Company is subject to a number of income taxes based upon earnings which result from the application of a statutory corporate income tax rate (including resident tax) of approximately 29.7% for the year ended December 31, 2004.

KT CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

In December 2003, the Korean government reduced the corporate income tax rate (including resident tax) beginning in 2005. Specifically, effective from January 1, 2005, the income tax rate was reduced from 29.7% to 27.5%. As a result, a change in deferred income taxes of (Won)865 million is charged to income tax expense for the year ended December 31, 2004.

The components of income tax expense for the years ended December 31, 2004, 2005 and 2006 are as follows:

	Millions
	2004		2005	2006	2006 (note 3)
Current income tax expense	(Won)	494,351	300,871	372,351	$400.3
Deferred income net expense (benefit)		(107,417)	55,238	(15,261)	(16.4)

Income tax expense	(Won)	386,934	356,109	357,090	$383.9

Substantially all income before income taxes and related income tax expense (benefit) is attributable to domestic operations. The provision for income taxes using statutory tax rates differs from the actual provision for the years ended December 31, 2004, 2005 and 2006 for the following reasons:

	Millions
	2004		2005	2006	2006 (note 3)
Provision for income taxes at statutory tax rates	(Won)	531,078	415,643	489,584	$526.4
Investment tax credits		(174,968)	(171,103)	(147,509)	(158.6)
Additional income tax payment (refund) related to prior year		2,105	15,845	(26,449)	(28.4)
Nondeductible expenses		29,698	56,863	45,906	49.3
Fines		—	41,241	5,985	6.4
Nontaxable income		(1,844)	(2,380)	(550)	(0.6)
Reversal of previously recognized tax liabilities		—	—	(9,877)	(10.6)
Effect of tax rate change		865	—	—	—

Actual provision for income taxes	(Won)	386,934	356,109	357,090	$383.9

The effective tax rates after adjustments of certain differences between amounts reported for financial accounting and income tax purpose, were approximately 21.6%, 23.6% and 20.1% for the years ended December 31, 2004, 2005 and 2006, respectively.

KT CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

The tax effects of temporary differences that resulted in significant portions of the deferred tax assets and liabilities at December 31, 2005 and 2006, computed under U.S. GAAP, and a description of financial statement items that created these differences are as follows:

	Millions
	Years ended December 31,
	2005		2006	2006 (note 3)
Deferred tax assets:
Allowance for doubtful accounts	(Won)	114,717	121,672	$130.8
Refundable deposits for telephone installation		16,215	15,634	16.8
Investment securities		26,635	4,139	4.5
Inventories		7,635	11,818	12.7
Property, plant and equipment		7,976	46,981	50.5
Unearned income		129,146	131,914	141.8
Equity securities of affiliates		474,074	57,389	61.7
Tax credit carryforwards		39,203	68,285	73.4
Loss carryforwards		20,088	19,289	20.8
Accrued expenses		12,023	65,657	70.6
Other		18,776	29,390	31.6

Total deferred tax assets		866,488	572,168	615.2

Valuation Allowance		—	8,885	9.5

Net deferred tax assets		866,488	563,283	605.7

Deferred tax liabilities:
Equity securities of affiliates		(14,898)	(37,541)	(40.4)
Accrued interest income		(173)	(1,474)	(1.6)

Total deferred tax liabilities		(15,071)	(39,015)	(42.0)

Net deferred tax assets	(Won)	851,417	524,268	$563.7

In 2006, the Company purchased additional shares of KTF, accordingly KTF became a subsidiary as of August 20, 2006. The Company had recognized deferred tax assets amounting to (Won)416,928 million as of August 20, 2006 relating to the basis difference for its investment in KTF while being accounted for under the equity method. As a result of consolidation of KTF, the deferred tax assets can no longer be recorded since it is not apparent that the temporary difference will reverse in the foreseeable future. The Company eliminated the deferred tax assets with the corresponding charge applied to an increase of goodwill as part of purchase accounting and the initial consolidation of KTF under U.S. GAAP.

In 2006, KTR, consolidated subsidiary of the Company set up valuation allowance of (Won)8,885 Won as realization of deferred tax asset was not assessed as more likely than not mainly due to lack of expected future taxable income.

In 2006, the Company was eligible for investment tax credits of (Won)215,794 million. However, due to the minimum tax provisions, the Company utilized (Won)147,509 million out of total (Won)215,794 million. The remaining tax credit will expire in 2011. During 2006, the Company concluded that the remaining tax credit was more likely than not of realization in the future based on future taxable income estimates. As a result, the Company recorded an income tax benefit of (Won)68,285 million of the tax credit. The loss carryforwards of (Won)19,289 million

KT CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

as of December 31, 2006 will expire in 2011. During 2006, the Company concluded that the loss carryforwards were probable of realization in the future based on future taxable income estimates. The amount of the deferred tax asset considered reasonable, however, could be reduced in the near term if estimates of future taxable income during the carryforward period are reduced.

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

Gross and net property, plant and equipment under U.S. GAAP at December 31, 2005 and 2006 are summarized as follows:

	Millions
	Years ended December 31,
	2005		2006	2006 (note 3)
Gross property, plant and equipment	(Won)	36,265,974	46,763,984	$50,283.9
Accumulated depreciation		25,588,498	32,034,599	34,445.9

Net property, plant and equipment	(Won)	10,677,476	14,729,385	$15,838.0

The Company expects to pay the following future benefits to its employees upon their normal retirement age:

For years ended December 31,	Millions
2007	(Won)	3,098
2008		5,452
2009		8,313
2010		15,768
2011		19,494
2012-2016		303,056

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of

KT Freetel Co., Ltd.:

We have audited the accompanying consolidated balance sheets of KT Freetel Co., Ltd. (“KT Freetel”) and its subsidiaries (collectively referred to as the “Company”) as of December 31, 2005 and 2006, and the related consolidated statements of income, changes in shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2006, all expressed in Korean won. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2005 and 2006, and the results of its operations, the changes in its shareholders’ equity and its cash flows for each of the three years in the period ended December 31, 2006 in conformity with accounting principles generally accepted in the Republic of Korea.

Our audits also comprehended the translation of Korean Won amounts into U.S. dollar amounts and, in our opinion, such translation has been made in conformity with the basis stated in Note 2. Such U.S. dollar amounts are presented solely for the convenience of readers of financial statements.

Accounting practices generally accepted in the Republic of Korea vary in certain significant respects from accounting principles generally accepted in the United States of America. Information relating to the nature and effect of such differences is presented in Note 22 for which 2005 information was restated to the consolidated financial statements.

As discussed in Note 22, the information previously reported under accounting principles generally accepted in the United States of America has been restated.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of the Company’s internal control over financial reporting as of December 31, 2006, based on criteria established in Internal Control-Integrated Framework issued by Committee of Sponsoring Organization of the Treadway Commission and our report dated May 21, 2007 expressed an unqualified opinion thereon.

/s/ Deloitte Anjin LLC

Seoul, Korea

May 21, 2007

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON

INTERNAL CONTROL OVER FINANCIAL REPORTING

To the Shareholders and Board of Directors of

KT Freetel Co., Ltd.:

We have audited management’s assessment, included in the accompanying Management’s Report on Internal Control Over Financial Reporting, that KT Freetel Co., Ltd. (“KT Freetel”) and its subsidiaries (collectively referred to as the “Company”) maintained effective internal control over financial reporting as of December 31, 2006, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management’s assessment and an opinion on the effectiveness of the Company’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management’s assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, management’s assessment that the Company maintained effective internal control over financial reporting as of December 31, 2006 is fairly stated, in all material respects, based on the COSO criteria. Also, in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2006 based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets as of December 31, 2005 and 2006, and the related consolidated statements of income, changes in shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2006 (all expressed in Korea won) of the Company and our report dated May 21, 2007 expressed an unqualified opinion on those financial statement with the explanatory paragraphs relating to our audits comprehending the translation of Korean won amounts to U.S. dollars, information relating to the nature and effect of differences between accounting principles generally accepted in the Republic of Korea and accounting principles generally accepted in the United States of America, and restatement of information previously reported under accounting principles generally accepted in the United States of America.

/s/ Deloitte Anjin LLC

Seoul, Korea

May 21, 2007

KT FREETEL CO., LTD. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

AS OF DECEMBER 31, 2005 AND 2006

	Korean Won				Translation into U.S. Dollars (Note 2)
	2005		2006		2006
	(In millions)				(In thousands)
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	(Won)	307,600	(Won)	590,712	$635,174
Short-term financial instruments		430,000		90,500	97,312
Short-term investment securities (Note 6)		248,040		202,544	217,789
Trade accounts and notes receivable, net of allowance for doubtful accounts of (Won)148,756 million in 2005 and (Won)214,650 million in 2006, and net of discount on present value of (Won)4,088 million in 2005 and (Won)4,154 million in 2006 (Notes 2, 4 and 19)		1,070,748		1,216,244	1,307,790
Accounts receivable-other, net of allowance for doubtful accounts of (Won)9,576 million in 2005 and (Won)9,820 million in 2006 (Notes 2 and 19)		106,610		76,659	82,429
Prepaid expenses		12,726		14,218	15,288
Inventories, net of allowance for valuation loss of (Won)13,187 million in 2005 and (Won)16,645 million in 2006 (Note 2)		221,821		130,163	139,961
Short-term loans (Note 5)		8,277		10,408	11,192
Current portion of deferred income tax assets (Note 17)		99,576		107,956	116,082
Other current assets		24,426		23,393	25,153

Total Current Assets		2,529,824		2,462,797	2,648,170

NON-CURRENT ASSETS:
Long-term financial instruments (Note 3)		20		20	21
Long-term investment securities (Note 7)		129,110		29,882	32,131
Investment securities using the equity method (Note 8)		47,108		57,205	61,510
Long—term trade accounts and notes receivable, net of discount on present value of (Won)4,565 million in 2005 and (Won)4,686 million in 2006 (Note 2)		55,958		53,801	57,850
Long-term loans (Note 5)		27,652		15,066	16,200
Guarantee deposits		224,491		214,313	230,444
Deferred income tax assets (Note 17)		64,355		42,553	45,756
Property and equipment, net (Notes 9 and 21)		4,109,193		4,236,328	4,555,191
Intangibles (Note 10)		1,062,677		967,712	1,040,550
Other non-current assets		16,448		39,991	43,002

Total Non-Current Assets		5,737,012		5,656,871	6,082,655

Total Assets	(Won)	8,266,836	(Won)	8,119,668	$8,730,825

(Continued)

KT FREETEL CO., LTD. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS (CONTINUED)

AS OF DECEMBER 31, 2005 AND 2006

	Korean Won				Translation into U.S. Dollars (Note 2)
	2005		2006		2006
	(In millions)				(In thousands)
LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES:
Short-term borrowings (Note 11)	(Won)	49,294	(Won)	60,038	$64,557
Trade accounts and notes payable (Note 19)		246,153		229,066	246,307
Current portion of long-term debt (Note 11)		—		10,000	10,752
Current portion of debentures, net of discount on debentures of (Won)418 million in 2005 and (Won)236 million in 2006 (Note 12)		339,862		499,764	537,381
Accounts payable-other (Note 19)		740,130		845,134	908,746
Accrued expenses		142,092		128,064	137,703
Withholdings		102,095		102,202	109,895
Income tax payable		94,041		43,944	47,252
Current portion of long-term account payable-other, net of present value of (Won)884 million in 2006 (Note 14)		—		89,116	95,823
Current portion of reserve for liabilities (Note 15)		11,931		10,305	11,080
Other current liabilities		36,909		30,456	32,748

Total Current Liabilities		1,762,507		2,048,089	2,202,244

LONG-TERM LIABILITIES:
Long-term debt (Note11)		10,000		20,000	21,505
Debentures, net of discount on debentures of (Won) 3,305 million in 2005 and (Won)1,841 million in 2006 (Note 12)		1,676,695		1,178,159	1,266,838
Long-term accounts payable-other, net of present value of (Won)90,460 million in 2005 and (Won)66,123 million in 2006 (Note 14)		559,540		493,877	531,051
Accrued severance indemnities, net (Note 2)		41,465		44,365	47,704
Reserve for liabilities (Note 15)		9,800		9,465	10,177
Other long-term liabilities		107		5,562	5,980

Total Long-term Liabilities		2,297,607		1,751,428	1,883,255

Total Liabilities		4,060,114		3,799,517	4,085,499

SHAREHOLDERS’ EQUITY:
Common stock (Note 16)		1,044,181		1,044,181	1,122,776
Capital surplus (Note 16)		1,730,948		1,726,645	1,856,608
Retained earnings		1,419,222		1,527,847	1,642,846
Capital adjustments:
Treasury stock (Note 16)		(2,076)		(2,077)	(2,233)
Loss on disposal of treasury stock		(17,457)		—	—
Equity in capital adjustment of affiliates, net (Note 8)		(14)		29	31
Gain on valuation of available-for-sale securities (Notes 6 and 7)		6,258		7,231	7,776
Stock compensation (Note 16)		4,962		5,265	5,662
Foreign-based operation’s translation adjustment		(89)		(65)	(70)

Total Capital adjustments		(8,416)		10,383	11,166

Minority interests		20,787		11,095	11,930

Total Shareholders’ Equity		4,206,722		4,320,151	4,645,326

Total Liabilities and Shareholders’ Equity	(Won)	8,266,836	(Won)	8,119,668	$8,730,825

See accompanying notes to consolidated financial statements.

KT FREETEL CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME

FOR THE YEARS ENDED DECEMBER 31, 2004, 2005 AND 2006

	Korean Won						Translation into U.S. Dollars (Note 2)
	2004		2005		2006		2006
	(In millions, except per share amounts)						(In thousands, except per share amounts)
OPERATING REVENUE (Notes 18, 19 and 21)	(Won)	5,942,892	(Won)	6,120,489	(Won)	6,607,341	$7,104,668
OPERATING EXPENSES (Notes 18 and 19)		5,402,745		5,292,745		5,924,681	6,370,624

OPERATING INCOME		540,147		827,744		682,660	734,044

OTHER INCOME (EXPENSES), NET:
Interest income		12,832		9,406		26,213	28,186
Rental income		10,560		9,260		—	—
Gain on foreign currency transactions, net		8,409		9,455		6,001	6,452
Gain on foreign currency translation, net		18,857		7,821		1,824	1,961
Interest expense		(222,688)		(186,701)		(145,244)	(156,177)
Loss on disposal of trade accounts and notes receivable (Note 4)		(12,186)		(12,511)		(12,281)	(13,206)
Equity in earnings (losses) of affiliates, net (Note 8)		(1,042)		146		(2,505)	(2,694)
Gain on disposal of short-term investment securities, net		423		8,713		22,850	24,569
Gain (loss) on disposal of long-term investment securities, net		(3,541)		386		139	150
Loss on disposal of property and equipment, net		(14,053)		(58,502)		(42,044)	(45,209)
Impairment loss on investment securities (Note 7)		(45,856)		(25,131)		(586)	(630)
Loss on valuation of currency options		(1,349)		(2,340)		—	—
Loss on valuation of currency swap (Note 13)		—		—		(216)	(232)
Loss on transaction of currency options		—		(9,292)		(1,415)	(1,521)
Impairment loss on intangibles (Note 10)		—		(3,762)		(9,047)	(9,727)
Loss on cancellation of a lease		—		—		(22,695)	(24,403)
Other, net		25,075		30,105		12,173	13,090

		(224,559)		(222,947)		(166,833)	(179,391)

ORDINARY INCOME		315,588		604,797		515,827	554,653
INCOME TAX EXPENSE (Note 17)		(25,566)		(56,510)		(103,019)	(110,773)
MINORITY INTERESTS IN NET INCOME OF CONSOLIDATED SUBSIDIARIES		(2,159)		(990)		(807)	(868)

NET INCOME	(Won)	287,863	(Won)	547,297	(Won)	412,001	$443,012

EARNINGS PER SHARE (Note 2)	(Won)	1,566	(Won)	3,013	(Won)	2,049	$2.203

DILUTED EARNINGS PER SHARE (Note 2)	(Won)	1,535	(Won)	3,013	(Won)	2,049	$2.203

See accompanying notes to consolidated financial statements.

KT FREETEL CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2004, 2005 AND 2006

	Korean Won (In millions)
	Common stock		Capital surplus		Retained earnings		Capital adjustments		Minority interests		Total
Balance at January 1, 2004	(Won)	955,702	(Won)	1,327,625	(Won)	945,501	(Won)	(89,090)	(Won)	3,300	(Won)	3,143,038
Net income for 2004		—		—		287,863		—		—		287,863
Effect of changes in consolidated subsidiaries		—		(953)		(2,266)		—		2,582		(637)
Retirement of treasury stock		—		—		(149,853)		149,853		—		—
Dividends		—		—		(94,137)		—		—		(94,137)
Loss on disposal of treasury stock		—		—		(1,535)		1,535		—		—
Purchase of treasury stock		—		—		—		(146,064)		—		(146,064)
Compensation expense resulting from stock options		—		—		—		2,409		—		2,409
Equity in capital surplus of affiliates		—		(2,136)		—		—		—		(2,136)
Loss on valuation of available-for- sale securities		—		—		—		(2,346)		—		(2,346)
Effect of changes in minority interests		—		—		—		—		2,159		2,159

Balance at December 31, 2004	(Won)	955,702	(Won)	1,324,536	(Won)	985,573	(Won)	(83,703)	(Won)	8,041	(Won)	3,190,149

Net income for 2005		—		—		547,297		—		—		547,297
Paid-in capital increase		88,479		405,832		—		—		—		494,311
Effect of changes in consolidated subsidiaries		—		580		158		(65)		11,739		12,412
Retirement of treasury stock		—		—		(13,366)		13,366		—		—
Dividends		—		—		(99,715)		—		—		(99,715)
Loss on disposal of treasury stock		—		—		—		(17,457)		—		(17,457)
Purchase of treasury stock		—		—		—		(13,368)		—		(13,368)
Disposal of treasury stock		—		—		—		91,724		—		91,724
Compensation expense resulting from stock options		—		—		—		(103)		—		(103)
Equity in capital adjustment of affiliates		—		—		—		(14)		—		(14)
Gain on valuation of available-for- sale securities		—		—		—		1,204		17		1,221
Effect of changes in minority interests		—		—		—		—		990		990
Others		—		—		(725)		—		—		(725)

Balance at December 31, 2005	(Won)	1,044,181	(Won)	1,730,948	(Won)	1,419,222	(Won)	(8,416)	(Won)	20,787	(Won)	4,206,722

(Continued)

KT FREETEL CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2004, 2005 AND 2006

	Korean Won (In millions)
	Common stock		Capital surplus		Retained earnings		Capital adjustments		Minority interests		Total
Adjustments increased paid-in capital expenses	(Won)	—	(Won)	(3,171)	(Won)	—	(Won)	—	(Won)	—	(Won)	(3,171)
Net income for 2006		—		—		412,001		—		—		412,001
Effect of changes in consolidated subsidiaries		—		(1,132)		—		—		(10,565)		(11,697)
Retirement of treasury stock		—		—		(164,884)		164,884		—		—
Dividends		—		—		(120,688)		—		—		(120,688)
Appropriation of loss on disposal of treasury stock		—		—		(17,457)		17,457		—		—
Purchase of treasury stock		—		—		—		(164,885)		—		(164,885)
Compensation expense resulting from stock options		—		—		—		304		—		304
Equity in capital adjustment of affiliates		—		—		—		43		—		43
Gain on valuation of available-for- sale securities		—		—		—		973		—		973
Effect of changes in minority interests		—		—		—		—		807		807
Others		—		—		(347)		23		66		(258)

Balance at December 31, 2006	(Won)	1,044,181	(Won)	1,726,645	(Won)	1,527,847	(Won)	10,383	(Won)	11,095	(Won)	4,320,151

Translation into U.S. Dollars (In thousands) (Note 2)		$1,122,776		$1,856,608		$1,642,846		$11,166		$11,930		$4,645,326

See accompanying notes to consolidated financial statements.

KT FREETEL CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2004, 2005 AND 2006

	Korean Won						Translation into U.S. Dollars (Note 2)
	2004		2005		2006		2006
	(In millions)						(In thousands)
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	(Won)	287,863	(Won)	547,297	(Won)	412,001	$443,012
Addition of expenses not involving cash outflows:
Loss on disposal of property and equipment, net		14,053		58,502		42,044	45,209
Depreciation		997,110		1,044,506		1,043,289	1,121,816
Amortization of intangibles		110,692		119,484		127,646	137,254
Long-term accrued interest		7,643		—		—	—
Amortization of discounts on debentures		12,789		5,385		1,647	1,770
Amortization of discounts on long-term accounts payable-other		20,015		21,334		23,452	25,218
Provision for severance indemnities		12,670		15,085		15,035	16,166
Loss on disposal of trade accounts and notes receivable		12,186		12,511		12,281	13,206
Loss on disposal of long-term investment securities, net		3,541		—		—	—
Salaries and wages		—		5,160		—	—
Stock compensation		2,409		—		304	327
Impairment loss on investment securities		45,856		25,131		586	630
Equity in losses of affiliates, net		1,042		—		2,505	2,694
Bad debt expense		25,485		54,375		89,240	95,957
Loss on valuation of currency options		1,349		2,340		—	—
Loss on valuation of currency swap		—		—		216	232
Loss on transaction of currency options		—		9,292		1,415	1,521
Minority interest in net income of consolidated subsidiaries		2,159		990		807	868
Impairment loss on intangibles		—		3,762		9,047	9,728
Loss on valuation of inventories		—		—		24,231	26,055
Other		5,172		6,668		10,021	10,775

		1,274,171		1,384,525		1,403,766	1,509,426

Deduction of revenues not involving cash inflows:
Gain on foreign currency translation, net		(19,023)		(7,821)		(1,824)	(1,957)
Gain on disposal of short-term investment securities, net		(423)		(8,713)		(22,850)	(24,569)
Interest income (present value)		—		(2,828)		—	—
Gain on disposal of long-term investment securities, net		—		(386)		(139)	(150)
Equity in earnings of affiliates, net		—		(146)		—	—
Cancellation of stock options		—		(103)		—	—
Other		(2,974)		(1,192)		(16,115)	(17,329)

		(22,420)		(21,189)		(40,928)	(44,005)

Changes in assets and liabilities resulting from operations:
Decrease (Increase) in trade accounts and notes receivable		(388,636)		62,652		137,665	148,027
Decrease (Increase) in accounts receivable-other		(19,815)		(14,395)		27,640	29,720
Decrease (Increase) in prepaid expenses		9,123		(1,405)		(1,489)	(1,601)
Decrease (Increase) in inventories		(68,182)		35,935		67,427	72,502
Decrease (Increase) in long-term trade accounts and receivables		(83,046)		28,858		2,158	2,320

(Continued)

KT FREETEL CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2004, 2005 AND 2006

	Korean Won						Translation into U.S. Dollars (Note 2)
	2004		2005		2006		2006
	(In millions)						(In thousands)
Decrease (Increase) in deferred income tax assets	(Won)	(18,378)	(Won)	(52,584)	(Won)	13,094	$14,079
Decrease (Increase) in other current assets		(18,686)		6,042		553	595
Payment of severance indemnities		(8,219)		(11,332)		(12,198)	(13,116)
Decrease in trade accounts and notes payable		(32,619)		(6,049)		(101,239)	(108,860)
Increase (Decrease) in accounts payable-other		(82,732)		216,205		117,548	126,396
Increase (Decrease) in accrued expenses		32,439		(5,578)		(14,289)	(15,365)
Increase (Decrease) in withholdings		49,549		(22,573)		89	96
Increase (Decrease) in income tax payable		(8,883)		67,772		(50,098)	(53,869)
Increase (Decrease) in reserve for liabilities		6,899		(2,743)		(8,960)	(9,636)
Increase (Decrease) in other current liabilities		11,764		7,318		(8,089)	(8,698)
Decrease in other long-term liabilities		(194)		135		(922)	(992)

		(619,616)		308,258		168,890	181,598

Net cash provided by operating activities		919,998		2,218,891		1,943,729	2,090,031

CASH FLOWS FROM INVESTING ACTIVITIES:
Cash inflows from investing activities
Withdrawal of short-term financial instruments		—		371,300		2,185,000	2,349,462
Proceeds from sale of short-term investment securities		100,437		119,173		1,734,497	1,865,051
Collection of short-term loans		22,844		24,332		19,287	20,738
Proceeds from sale of long-term investment securities		19,147		1,151		1,195	1,285
Withdrawal of guarantee deposits		60,530		41,001		33,592	36,121
Proceeds from disposal of property and equipment		2,927		127,694		16,016	17,222
Proceeds from disposal of intangibles		236		464		249	268
Other		27		2,834		804	864

		206,148		687,949		3,990,640	4,291,011

Cash outflow from investing activities
Purchase of short-term financial instruments		(520)		(801,300)		(1,845,500)	(1,984,408)
Purchase of short-term investment securities		(100,000)		(350,049)		(1,669,051)	(1,794,678)
Purchase of long-term investment securities		(7,943)		(2,237)		(1,521)	(1,635)
Purchase of investment securities using equity method		—		(16,590)		(7,000)	(7,527)
Payment of guarantee deposits		(32,763)		(56,110)		(23,273)	(25,025)
Acquisition of property and equipment		(955,119)		(729,456)		(1,232,481)	(1,325,249)
Increase in intangibles		(23,318)		(28,974)		(37,475)	(40,295)
Lending of long-term loans		(22,156)		(13,527)		(9,556)	(10,276)
Other		(781)		(13,742)		(26,166)	(28,136)

		(1,142,600)		(2,011,985)		(4,852,023)	(5,217,229)

Net cash used in investing activities		(936,452)		(1,324,036)		(861,383)	(926,218)

(Continued)

KT FREETEL CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2004, 2005 AND 2006

	Korean Won						Translation into U.S. Dollars (Note 2)
	2004		2005		2006		2006
	(In millions)						(In thousands)
CASH FLOWS FROM FINANCING ACTIVITIES:
Cash inflows from financing activities
Paid-in capital increase	(Won)	—	(Won)	514,811	(Won)	—	$—
Proceeds from short-term borrowings		5,775,000		230,787		46,951	50,485
Proceeds from issuance of debentures		1,275,396		199,297		—	—
Proceeds from long-term debt		—		10,000		20,000	21,505
Disposal of treasury stock		—		69,108		—	—
Other		13,361		5,936		5,457	5,866

		7,063,757		1,029,939		72,408	77,856

Cash outflows from financing activities
Taking over trade accounts and notes receivable		—		—		(200,000)	(215,054)
Repayment of short-term borrowings		(5,741,052)		(500,000)		(27,398)	(29,461)
Repayment of current portion of debentures		(1,055,529)		(1,035,653)		(340,280)	(365,892)
Acquisition of treasury stock		(146,064)		(13,368)		(164,885)	(177,295)
Dividends		(94,137)		(99,715)		(120,688)	(129,772)
Other		(4)		—		(3,170)	(3,409)

		(7,036,786)		(1,648,736)		(856,421)	(920,883)

Net cash provided by (used in) financing activities		26,971		(618,797)		(784,013)	(843,027)

NET INCREASE IN CASH AND CASH EQUIVALENTS		10,517		276,058		298,333	320,786

INCREASE (DECREASE) FROM CHANGES IN CONSOLIDATED SUBSIDIARIES		—		601		(15,221)	(16,365)

CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR		20,424		30,941		307,600	330,753

CASH AND CASH EQUIVALENTS, END OF YEAR	(Won)	30,941	(Won)	307,600	(Won)	590,712	$635,174

See accompanying notes to consolidated financial statements.

KT FREETEL CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2004, 2005 AND 2006

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION

	Korean Won						Translation into U.S. Dollars (Note 2)
	2004		2005		2006		2006
	(In millions)						(In thousands)
TRANSACTIONS NOT INVOLVING CASH:
Transfer of trade accounts and notes receivable to long-term investment securities	(Won)	30,831	(Won)	25,224	(Won)	—	$—
Transfer of long-term investment securities to investment securities using the equity method		—		38,659		—	—
Transfer of long-term loans to short-term loans		34,534		12,414		21,418	23,030
Transfer of property and equipment to accounts receivable-other		12,030		—		—	—
Transfer of long-term debt to current portion		—		—		10,000	10,753
Transfer of debentures to current portion		1,014,556		339,862		499,764	537,381
Transfer of long-term obligation under capital lease to current portion		15,732		—		—	—
Transfer of reserve for liability to current portion of reserve for liability		—		9,096		6,800	7,312
Retirement of treasury stock		149,853		13,366		164,884	177,295
Recognition of gain(loss) on valuation of investment securities as capital adjustments		(2,346)		6,091		6,674	7,176
Transfer of long-term account payable-other to current portion		—		—		90,000	96,774

See accompanying notes to consolidated financial statements.

KT FREETEL CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2004, 2005 AND 2006

1. GENERAL:

(1) KT Freetel Co., Ltd.

KT Freetel Co., Ltd. (“KT Freetel”) was incorporated on January 3, 1997, under the Commercial Code of the Republic of Korea, and listed on the Korean Securities Dealers Association Automated Quotation System (the “KOSDAQ”) in December 1999. On April 19, 2004, KT Freetel transferred its listing from the KOSDAQ to the Korea Stock Exchange. KT Freetel is currently engaged in providing personal communications service (“PCS”), value added services, and sale and lease of personal communication devices in Korea. KT Corporation is the parent company. As of December 31, 2006, KT Corporation consolidates KT Freetel as KT Corporation acquired additional 12,489,850 shares (representing 7.64 percent of the total outstanding shares) through the year then ended.

As of December 31, 2006, the shareholders of KT Freetel are as follows:

	Number of shares	Percentage of ownership (%)
KT Corporation	102,129,938	52.19
NTT DoCoMo Inc	20,176,309	10.31
Qualcomm Incorporated	4,416,350	2.26
Microsoft Corp.	2,030,000	1.04
Others	66,948,494	34.20

	195,701,091	100.00

(2) Consolidated Subsidiary

The consolidated financial statements include the accounts of KT Freetel and its controlled subsidiaries, except that company whose total assets as of December 31 of the prior year are less than (Won)7,000 million are excluded from consolidation. Generally, control is deemed to exist when the investor has more than 50 percent of the total outstanding voting stock or when the investor is the largest shareholder and owns more than 30 percent of the total outstanding voting stock.

The consolidated financial statements include the accounts of KT Freetel and the controlled subsidiaries listed below (collectively referred to as the “Company”), of which KT Freetel owns a majority of the issued shares. All inter-company accounts and transactions have been eliminated in consolidation.

Subsidiary	Year control was obtained	Ownership percentage (%)
		2004	2005	2006	Primary business
KTF Technologies Co., Ltd. (“KTF Technologies”)	2002	70.75	73.05	74.94	Developing and manufacturing of PCS handsets
PT KTF Indonesia. (“KTF Indonesia”)	2004	99.00	99.00	99.00	Providing PCS
KTFMhows Co., Ltd. (“KTFMhows”)	2004	51.00	51.00	51.00	Mobile advertisement

On November 30, 2002, KT Freetel exercised the conversion right of convertible bonds at (Won)5,000 per share to acquire an additional 400,000 shares of common stock of KTF Technologies. The acquisition of KTF

KT FREETEL CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Technologies was recorded in accordance with the purchase method of accounting. As a result of this acquisition, KT Freetel recorded (Won)3,258 million of negative goodwill for the fair value of KTF Technologies’ net assets in excess of the acquisition cost. Negative goodwill is recognized as income on a systematic basis over the remaining weighted average useful life (5 years) of the identifiable acquired depreciable or amortizable assets.

On June 17, 2004, September 30, 2005 and March 23, 2006, KT Freetel acquired KTF Technologies’ minority interests, which represent the subsidiary’s outstanding common stocks of 13.35 percent, 2.30 percent and 1.88 percent, respectively. As a result of these acquisitions, KT Freetel recorded the excess of the acquisition cost over the book value of KTF Technologies’ net assets to capital surplus of (Won)953 million in 2004 and the excess of the book value of KTF Technologies’ net assets over the acquisition costs to capital surplus of (Won)580 million in 2005 and the excess of the acquisition cost over the book value of KTF Technologies’ net assets to capital surplus of (Won)1,132 million in 2006.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Basis of Financial Statement Presentation

The Company maintains its official accounting records in Korean won and prepares statutory financial statements in the Korean language (Hangul) in conformity with the accounting principles generally accepted in the Republic of Korea. Certain accounting principles applied by the Company that conform with financial accounting standards and accounting principles in the Republic of Korea may not conform with generally accepted accounting principles in other countries. Accordingly, these financial statements are intended for use by those who are informed about Korean accounting principles and practices. The accompanying financial statements have been restructured and translated into English (with certain expanded descriptions) from the Korean language financial statements for the convenience of the readers of financial statements.

The accompanying consolidated financial statements are stated in Korean Won, the currency of the country in which the Company is incorporated and operates. The convenience translation of Korean Won amounts into U.S. dollar amounts is included solely for the convenience of readers outside of the republic of Korea and has been made at the noon buying rate of (Won)930.00 to US$1.00 at December 31, 2006 in the City of New York for cable transfers in won as certified for customs purposes by the Federal Reserve Bank of New York. Such translations should not be construed as representations that the Korean Won amounts could be converted at that or any other rate.

Significant accounting policies followed by the Company in preparing the accompanying consolidated financial statements are summarized as follows:

Adoption of Newly Effective Statements of Korea Accounting Standards

The Company prepared its financial statements in accordance with the revised Statements of Korea Accounting Standards (“SKAS”), which are effective from January 1, 2006. The revised accounting standards include SKAS No.18—“Interest in Joint Ventures”, No.19—“Lease”, and No.20—“Related Party Disclosures”. However, adoption of the revised accounting standards did not have a material effect on the Company’s net income or net assets.

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

KT FREETEL CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Revenue Recognition

The Company’s revenues are principally derived from sales of PCS handsets and PCS service revenues, which consist of non-refundable activation fees, fixed monthly access fees and usage charges. The Company recognizes sales on PCS handsets when these are delivered to the dealers, fixed monthly access fees in the period of service, and usage charges and non-refundable activation fees at the time services are rendered. Each revenue element sold by the Company has its own standalone value to the customer, objective and reliable evidence of fair value, and the delivery or performance of related undelivered item(s), if any, is considered probable and substantially in the control of the Company. In addition, the Company provides handset subsidies, call bonus mileages, and warranties on PCS handsets, none of which cause deferral of revenue as such items are accounted for separately as described in Note 2 (“Handset Subsidies”) and Note 15 (“Reserve for Liabilities”).

Trade Accounts and Notes Receivable and Accounts Receivables-Other

Trade accounts and notes receivable represents PCS handset and PCS service revenues recognized in the billing system which are directly billed to the customers, while accounts receivable-other mainly comprised of, among others, activation fees and PCS service revenues recognized but billed to dealers on a installment basis.

Handset Subsidies

Effective March 27, 2006, the Telecommunication Law of Korea was revised to allow wireless carriers to provide handset subsidies to customers who have maintained their wireless account with the same carrier for 18 months or longer. The Company commenced its handset subsidy program on the effective date of the revised Telecommunication Law and included a clause in the service contract which allows the Company to change the terms of its subsidy program, including the Company's ability to terminate the program at any time after a thirty day notice to its customers. Under this subsidy program, the Company provides handset subsidies to customers that have maintained their wireless account with any one carrier for 18 months or longer during the past 2 years. Handset subsidies given for the new or renewed customer relationship are expensed (“sales promotion”) as incurred. In the event that the Company provides illegal handset subsidies to customers, Korea Communications Commission may assess fines and penalties.

Cash and Cash Equivalents

Cash and cash equivalents are bank deposits and short-term money market instruments that can be easily converted into cash and whose risk of value fluctuation arising from changes of interest rates is not material. Only investments with maturities of three months or less from the acquisition date are included in cash equivalents.

Allowance for Doubtful Accounts

The allowance for doubtful accounts is provided based on the estimated loss on uncollectible accounts and historical bad debt experience.

Changes in allowance for doubtful trade accounts and notes receivable and accounts receivable-other for the years ended December 31, 2004, 2005 and 2006 are summarized as follows (Won in millions):

	2004		2005		2006
Beginning of year	(Won)	167,730	(Won)	143,138	(Won)	158,332
Write-offs		(50,077)		(39,181)		(23,102)

		117,653		103,957		135,230
Provision		25,485		54,375		89,240

End of year	(Won)	143,138	(Won)	158,332	(Won)	224,470

KT FREETEL CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Inventories

Inventories are stated at the lower of cost or net realizable value, cost being determined using the average cost method. If the net realizable value of inventories is lower than cost, inventories are adjusted to net realizable value and the valuation loss of inventory which is the difference between cost and revalued amount is charged to current operations.

When circumstances that previously caused valuation loss of inventory on the application of lower of cost or net realizable value cease to exist, so as to cause an increase net realizable value above the carrying amount, the valuation loss shall be (1) reversed to the extent that the carrying amount after such reversal does not exceed the original carrying amount before adjusting for the loss and (2) subtracted from cost of inventories sold.

Inventories as of December 31, 2005 and 2006 consist of the following (Won in millions):

	2005		2006
Merchandise	(Won)	189,432	(Won)	133,531
Finished goods		5,352		3,442
Raw material		20,122		9,206
Stored goods		19,455		21
Other		647		608

		235,008		146,808
Allowance for valuation loss		(13,187)		(16,645)

End of year	(Won)	221,821	(Won)	130,163

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

(2) Valuation of Securities

Securities are recognized initially at cost, which includes the market value of the consideration given and incidental expenses. If the market price of the consideration given is not available, the market prices of the securities purchased are used as the basis of measurement. If neither the market price of the consideration given nor those of the acquired securities are available, the acquisition cost is measured at the best estimate of its fair value.

After initial recognition, held-to-maturity securities are valued at amortized cost. The difference between their acquisition costs and face values is amortized over the remaining term of the securities by applying the effective interest method and added to or subtracted from the acquisition costs and interest income of the remaining period. Trading securities are valued at fair value, with unrealized gains or losses included in current

KT FREETEL CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

operations. Available-for-sale securities are also valued at fair value, with unrealized gains or losses included in capital adjustments, until the securities are sold or if the securities are determined to be impaired and the lump-sum cumulative amount of capital adjustments are reflected in current operations. However, available-for-sale securities that are not traded in an active market and whose fair values cannot be reliably estimated are accounted under the cost method. For those securities that are traded in an active market (marketable securities), fair values refer to the quoted market prices, which are measured as the closing price at the balance sheet date.

Securities are evaluated at each balance sheet date to determine whether there is any objective evidence of impairment loss. When any such evidence exists, unless there is a clear counter-evidence that recognition of impairment is unnecessary, the Company estimates the recoverable amount of the impaired security and recognizes any impairment loss in current operations. The amount of impairment loss of held-to-maturity securities or non-marketable equity securities is measured as the difference between the recoverable amount and the carrying amount. The recoverable amount of held-to-maturity securities is the present value of expected future cash flows discounted at the securities’ original effective interest rate. For available-for-sale debt or equity securities, the amount of impairment loss to be recognized in the current period is determined by subtracting the amount of impairment loss of the debt or equity security from the amount of amortized cost in excess of the recoverable amount for debt securities or from the amount of acquisition cost in excess of fair value for equity securities.

If the realizable value subsequently recovers, in case of a security stated at fair value, the increase in value is recorded in current operations, up to the amount of the previously recognized impairment loss, while a security stated at amortized cost or acquisition cost, the increase in value is recorded in current operations, so that its recovered value does not exceed what its amortized cost would be as of the recovery date if there had been no impairment loss.

Investment Securities Using the Equity Method

Equity securities held for investments in companies in which the Company is able to exercise significant influence over the investees are accounted for using the equity method. In addition, subsidiaries with total assets as of the prior year end of less than (Won)7,000 million are accounted for using the equity method. The Company’s share in net income or net loss of investees is reflected in current operations. Changes in the retained earnings, capital surplus or other capital accounts of investees are accounted for as an adjustment to retained earnings or to capital adjustments.

Property and Equipment

Property and equipment are stated at cost. Routine maintenance and repairs are expensed as incurred. Expenditures that result in enhancement of the value or extension of the useful lives of the facilities involved are capitalized as additions to property and equipment.

Depreciation is computed using the straight-line method based on the estimated useful lives of the assets as follows:

Estimated useful lives
Buildings and structures	15~30 years
Machinery and equipment	5~8 years
Vehicles	4~8 years
Other	2~8 years

KT FREETEL CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Capitalization of Financing Costs

Interest expense, discount and other financial charges, including certain foreign exchange translation gains and losses on borrowings associated with the manufacture, purchase, or construction of property and equipment, incurred prior to the completion of the acquisition, were capitalized until the year ended December 31, 2002, and are no longer capitalized commencing from January 1, 2003 as allowed by SKAS No. 7.

Long-Lived Assets

Long-lived assets are subject to review for impairment on an annual basis and whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. An impairment loss is recognized when estimated undiscounted future net cash flows expected to result from the use of the asset and its eventual disposition are less than its carrying amount. If such assets are considered to be impaired, the impairment to be recognized is measured as the amount by which the carrying amount of the assets exceeds the fair value of the assets.

Leases

Lease agreements that include a bargain purchase option, which results in the transfer of ownership by the end of the lease term, have a term equal to at least 75 percent of the estimated economic life of the leased property or where the present value of the minimum lease payments at the beginning of the lease term equals or exceeds 90 percent of the fair value of the leased property are accounted for as capital leases. All other leases are accounted for as operating leases. Assets and liabilities related to capital leases are recorded as property and equipment and long-term debt, respectively, and the related interest is calculated using the effective interest rate method. In respect to operating leases, the future minimum lease payments are expensed ratably over the lease term while contingent rentals are expensed as incurred.

Intangibles

Intangible assets are stated at cost, net of accumulated amortization computed using the straight-line method over the useful lives of the assets as described below.

Estimated useful lives
Frequency use rights	13 years
Intellectual property rights	5~10 years
Facility use rights	10~20 years
Development costs	2~ 5 years
Other	5 years

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

KT FREETEL CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Long-term trade accounts and notes receivable, composed of handset installment receivables, as of December 31, 2005 and 2006 is recorded at net present value using the weighted average borrowing interest rate as follows (Won in millions):

	2005		2006
Long-term trade accounts and notes receivable	(Won)	60,523	(Won)	58,487
Discount		(4,565)		(4,686)

	(Won)	55,958	(Won)	53,801

Discounts on Debentures

Discounts on debentures are amortized over the redemption period of the debentures using the effective interest rate method. Amortization of discounts is recognized as interest expense.

Accrued Severance Indemnities

All employees with more than one year of service are entitled to receive a lump-sum payment upon termination of their employment with the Company, based on their length of service and rate of pay at the time of termination. The severance indemnities that would be payable assuming all eligible employees were to resign at the balance sheet date amount to (Won)41,465 million and (Won)44,365 million as of December 31, 2005 and 2006, respectively.

Changes in accrued severance indemnities for the years ended December 31, 2004, 2005 and 2006 are as follows (Won in millions):

	2004		2005		2006
Beginning of year	(Won)	32,740	(Won)	37,517	(Won)	41,465
Severance payments		(8,219)		(11,332)		(12,198)

		24,521		26,185		29,267
Provision (*)		13,189		15,754		15,925
Other changes		(193)		(474)		(827)

End of year	(Won)	37,517	(Won)	41,465	(Won)	44,365

(*)	(Won)519 million, (Won)669 million and (Won)890 million of provision are transferred to development cost for the years ended December 31, 2004, 2005 and 2006, respectively.

Foreign Currency Translation of Foreign Subsidiaries

In translating the foreign currency financial statements of the Company’s overseas subsidiaries into Korean won, the Company presents the translation gain or loss as a foreign- based operation’s translation adjustment in the capital adjustment section of the balance sheet. The translation gain or loss arises from the application of different exchanges rates; the year-end rate for balance sheet items except shareholders’ equity, the historical rate for shareholders’ equity and average rate for statement of income items.

Accounting for Foreign Currency Transactions and Translation

The Company maintains its accounts in Korean won. Transactions in foreign currencies are recorded in Korean won based on the prevailing rates of exchange on the transaction date. Monetary accounts with balances

KT FREETEL CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

denominated in foreign currencies are recorded and reported in the accompanying financial statements at the exchange rates prevailing at the balance sheet date and the translation gains or losses are reflected in current operations. The balances have been translated using the rate of (Won)1,013.00 and (Won)929.60 to US$ 1.00 at December 31, 2005 and 2006, respectively.

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

Stock Compensation Expense

The Company uses the fair value based method of accounting for its employee stock option compensation plan (see Note 16). Under the fair value based method, compensation cost is measured at the grant date based on the value of the award and is recognized over the service period. For stock options, fair value is determined using an option-pricing model that takes into account the stock price at the grant date, the exercise price, the expected life of the option, the volatility of the underlying stock, expected dividends and the current risk-free interest rate for the expected life of the option. The computed deferred compensation expenses are allocated over the contracted vesting period. When the stock options are exercised with the issuance of new shares, the difference between the exercise price plus the stock option cost recorded in the capital adjustment account and the par value of the new shares issued, is recorded as additional paid-in capital (See Note 16).

Basic and Diluted Ordinary Income per Share and Earnings per Share

Ordinary income per share and earnings per share are computed by dividing ordinary income (after deducting the income tax effect) and net income by the weighted average number of common shares outstanding

KT FREETEL CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

during the period. The weighted average number of shares used in computing earnings and ordinary income (after deducting the income tax effect) per share was 183,802 thousand, 181,629 thousand and 201,086 thousand shares for the years ended December 31, 2004, 2005 and 2006, respectively.

Diluted ordinary income per share and earnings per share are computed by dividing diluted ordinary income (after deducting the income tax effect) and net income by the weighted average diluted number of common shares outstanding, which includes the additional common share that would have been outstanding if the dilutive potential common shares had been issued during the period. The weighted average number of shares used in computing diluted earnings and ordinary income (after deducting the income tax effect) per share was 193,748 thousand, 181,629 thousand and 201,086 thousand shares for the years ended December 31, 2004, 2005 and 2006, respectively. Diluted ordinary income (after deducting the income tax effect) and earnings were (Won)297,334 million, (Won)547,297 million and (Won)412,001 million for the years ended December 31, 2004, 2005 and 2006, respectively.

The dilutive potential shares as of December 31, 2006 are as follows:

	Exercise period	Number of common shares to be issued
Stock options	March 29, 2004~March 28, 2009	18,000
Stock options	March 25, 2005~March 24, 2010	44,800
Stock options	September 9, 2005~September 8, 2010	320,913
Stock options	March 5, 2007~March 4, 2012	128,800

3. RESTRICTED DEPOSITS:

As of December 31, 2005 and 2006, deposits under long-term financial instruments amounting to (Won)20 million, are subject to withdrawal restriction as collateral for borrowings and guarantee of checking accounts.

4. DISPOSAL OF TRADE ACCOUNTS AND NOTES RECEIVABLE:

On December 19, 2003, the Company transferred PCS service receivable accounts with a total balance of (Won)253,247 million as of October 31, 2003 to Shinhan Bank Trust. The Company received (Won)200,000 million of cash and (Won)53,247 million of beneficiary certificate as a result of transferring such PCS service receivable accounts, for which the outstanding balance is revolved on a continuous basis through February 28, 2007 with Shinhan Bank Trust. In connection with revolving the outstanding balance of PCS service receivable accounts, the Company recognized a “loss on disposal of trade accounts and notes receivable” of (Won)11,816 million, (Won)11,862 million, and (Won)10,881 million for the years ended December 31, 2004, 2005 and 2006, respectively.

KTF 3rd SPC exercised its call option on Asset Based Securitization (“ABS”) on December 21, 2006. In accordance with the related contract between the Company and Shinhan Bank Trust, the Company paid cash of (Won)200,000 million and disposed (Won)18,386 million of beneficiary certificate to Shinhan Bank Trust and the Company received trade receivables transferred from Shinhan Bank worth (Won)218,970 million.

5. LOANS TO EMPLOYEES:

As of December 31, 2005 and 2006, the Company has provided loans to its employees for housing and purchase of KT Freetel’s stock with the balance of (Won)1,144 million and (Won)901 million, respectively, in short-term loans and (Won)1,640 million and (Won)344 million, respectively, in long-term loans.

KT FREETEL CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

6. SHORT-TERM INVESTMENT SECURITIES:

(1) Short-term investment securities as of December 31, 2005 and 2006 are as follows (Won in millions):

	2005		2006
	Fair value		Acquisition cost		Fair value		Gain on valuation
Trading securities:
Beneficiary certificates	(Won)	240,097	(Won)	—	(Won)	—	(Won)	—
Available-for-sale securities:
Beneficiary certificates		—		200,503		202,005		1,502
Government bonds		7,943		539		539		—

	(Won)	248,040	(Won)	201,042	(Won)	202,544	(Won)	1,502

Gain on valuation, before tax effect, of available-for-sales security is recorded in capital adjustments.

7. LONG-TERM INVESTMENT SECURITIES:

(1) Long-term investment securities as of December 31, 2005 and 2006 are as follows (Won in millions):

	2005		2006
Available-for-sale securities:
Listed equity securities	(Won)	6,490	(Won)	21,590
Non-listed equity securities		13,244		4,700
Investments in funds		3,361		2,563
Debt securities		1,710		1,029
Held-to maturity securities:
Beneficiary certificates		104,305		—

	(Won)	129,110	(Won)	29,882

(2) Listed equity securities as of December 31, 2005 and 2006 are as follows (Won in millions):

	2005		2006
	Fair value		Acquisition cost		Fair value		Gain (loss) on Valuation
Zakang Inc.	(Won)	24	(Won)	300	(Won)	13	(Won)	(287)
Gaeasoft Co., Ltd.		1,438		532		1,084		552
KRTnet Corp.		4,415		1,954		4,200		2,246
Geotel Co., Ltd.		—		263		2,970		2,707
PT. Mobil-8		—		10,069		13,323		3,254
Other		613		—		—		—

	(Won)	6,490	(Won)	13,118	(Won)	21,590	(Won)	8,472

Gain or loss on valuation, before tax effect, of listed equity securities is included in capital adjustments.

KT FREETEL CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(3) Non-listed equity securities as of December 31, 2005 and 2006 are as follows (Won in millions):

	2005		2006
	Book Value		Ownership (%)	Acquisition cost		Net asset value		Book Value
Mondex Korea Co., Ltd.	(Won)	—	6.02	(Won)	920	(Won)	—	(Won)	—
Internet Metix Inc.		23	2.00		200		14		14
Geotel Co., Ltd. (*2)		263	—		—		—		—
Inews24. Co., Ltd.		—	2.83		350		—		—
The Radio News Co., Ltd.		—	10.73		624		—		—
Prime Venture Capital Co., Ltd.		—	4.00		1,000		—		—
Onse Telecom Corp.		105	—		—		—		—
NAZCA Entertainment Co., Ltd.		46	7.13		500		130		46
Toysoft Co., Ltd		28	8.78		500		32		28
Ohmylove Co., Ltd.		131	12.06		1,200		50		50
IMM Investment Corp.		210	1.09		500		283		210
Vacom Wireless, Inc.		719	16.77		1,880		641		641
WIZcommunications Co., Ltd.		290	10.91		290		291		290
Intromobile Co., Ltd.		200	8.00		200		437		200
Korea Smart Card Co., Ltd.		326	1.06		326		24		24
Directmedia Co., Ltd.		248	12.87		435		285		248
Ncerti Co., Ltd. (*1)		328	19.90		328		476		328
Neighbor System, Inc.		—	10.40		525		462		525
Entaz Co., Ltd.		—	10.14		1,000		702		1,000
PT. Mobil-8 (*2)		9,115	—		—		—		—
Others		1,212	—		1,622		1,662		1,096

	(Won)	13,244		(Won)	12,400	(Won)	5,489	(Won)	4,700

(*1)	The Company is not able to exercise significant influence over Ncerti Co., Ltd, through its voting rights or other means.
(*2)	Geotel Corp. and PT. Mobil-8 Telecom were listed in 2006.

In 2004, 2005 and 2006, the Company recognized an impairment loss of (Won)3,378 million, (Won)332 million and (Won)586 million, respectively, on non-listed equity securities of which the net equity value had declined compared to the acquisition cost and it is not expected to recover.

(4) Investments in funds as of December 31, 2005 and 2006 are as follows (Won in millions):

	2005					2006
	Ownership (%)	Acquisition cost		Book value		Ownership (%)	Acquisition cost		Book value
CEC Mobile Ltd.	16.67	(Won)	4,457	(Won)	1,507	16.67	(Won)	4,457	(Won)	1,509
Engineering Financial Cooperative	0.01		15		15	0.01		15		15
MIC2001-4TG Venture	5.00		650		650	5.00		350		350
Cinema party Fund	5.00		500		500	—		—		—
KTOA	—		689		689	—		689		689

		(Won)	6,311	(Won)	3,361		(Won)	5,511	(Won)	2,563

KT FREETEL CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(5) Debt securities as of December 31, 2005 and 2006 are as follows (Won in millions):

	2005				2006
	Acquisition cost		Book value		Acquisition cost		Book value
Government bonds.	(Won)	1,710	(Won)	1,710	(Won)	1,568	(Won)	1,568

(6) Maturities of debt securities as of December 31, 2006 are as follows (Won in millions):

	1 years		2-10 years
Government bonds	(Won)	539	(Won)	1,029

(7) Held-to-maturity securities as of December 31, 2005 and 2006 are as follows (Won in millions):

	2005				2006
	Acquisition cost		Book value		Acquisition cost		Book Value
Beneficiary certificates	(Won)	155,969	(Won)	104,305	(Won)	—	(Won)	—

The Company acquired the above beneficiary certificates issued by Shinhan Bank Trust in relation to the disposal of trade accounts and notes receivable (See Note 4). The Company disposed these securities on December 21, 2006 and recognized gain on disposal of short-term investment securities of (Won)584 million.

8. INVESTMENT SECURITIES USING THE EQUITY METHOD:

(1) Investment securities using the equity method as of December 31, 2005 and 2006 are as follows (Won in millions):

	Ownership (%)	2005				2006
		Acquisition cost		Book value		Acquisition cost		Book value

Korea Digital Satellite Broadcasting Co., Ltd.	2.12	(Won)	9,954	(Won)	—	(Won)	9,954	(Won)	—
KTFMhows Co., Ltd. (*)	51.00		2,550		2,508		—		—
Harex Info Tech Ltd.	21.17		3,375		2,698		3,375		1,902
Korea IT Fund	10.00		30,000		30,857		30,000		30,483
Korea Telecom Strategy Fund	10.00		2,000		2,015		2,000		1,837
ENtoB Corp.	3.13		500		630		500		673
Boston Enterprise Partners (*)	39.02		—		—		8,000		8,014
Sidus FNH Corp.	15.30		8,400		8,400		8,400		7,264
KTF-CJ Music Contents Investment Fund (Centurion music 1) (*)	50.00		—		—		5,000		5,025
SidusFNH-BENEX Cinema Fund1	6.67		—		—		2,000		2,007

		(Won)	56,779	(Won)	47,108	(Won)	69,229	(Won)	57,205

(*)	KT Freetel consolidated KTFMhows Co,. Ltd. as its total assets as of December 31, 2005 exceeded (Won)7,000 million and excluded Boston Enterprise Partners and KTF-CJ Music Contents Investment Fund from consolidated subsidiaries as KT Freetel isn’t able to exercise the control over them in 2006.

KT FREETEL CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Together with KT Corporation’s ownership, KT Freetel is able to exercise significant influence over Korea Digital Satellite Broadcasting Co., Ltd., Korea IT Fund, Korea Telecom Strategy Fund, ENtoB Corp, Sidus FNH and SidusFNH-BENEX Cinema Fund1.

The Company discontinued accounting its investment in Korea Digital Satellite Broadcasting Co., Ltd. (KDB) under the equity method since the net book value of such investee is below zero. The unrecognized equity losses not reported in the accompanying financial statements are (Won)440 million and (Won)674 million for the years ended December 31, 2005 and 2006, respectively.

(2) Details of valuation using the equity method for the year ended December 31, 2006 are as follows (Won in millions):

	Beginning of year		Acquisition		Earnings (losses)		Other changes(*)		End of year
Harex Info Tech Ltd.	(Won)	2,698	(Won)	—	(Won)	(796)	(Won)	—	(Won)	1,902
KTFMhows Co., Ltd.		2,508		—		—		(2,508)		—
Korea IT Fund		30,857		—		(488)		114		30,483
Korea Telecom Strategy Fund		2,015		—		(195)		17		1,837
ENtoB Corp.		630		—		43		—		673
Boston Enterprise Partners		—		—		35		7,979		8,014
Sidus FNH Corp.		8,400		—		(1,136)		—		7,264
KTF-CJ Music Contents Investment Fund(Centurion music 1)		—		5,000		25		—		5,025
SidusFNH-BENEX Cinema Fund1		—		2,000		7		—		2,007

	(Won)	47,108	(Won)	7,000	(Won)	(2,505)	(Won)	5,602	(Won)	57,205

(*)	Other changes are composed of increase (decrease) from changes in consolidated subsidiaries, acquisition (disposal) amounts of investment securities, dividends and the changes in investment securities in capital adjustments.

The Company recognized equity in capital adjustment of affiliate of (Won)29 million which were recorded in capital adjustments as of December 31, 2006.

(3) Changes in the difference between acquisition cost and net asset value at the acquisition date during 2006 are as follows (Won in millions):

	Beginning of year		Increase		Amortization		End of year
Harex Info Tech Ltd.	(Won)	1,531	(Won)	—	(Won)	383	(Won)	1,148
Sidus FNH Corp.		5,812		—		1,162		4,650

	(Won)	7,343	(Won)	—	(Won)	1,545	(Won)	5,798

KT FREETEL CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(4) The key financials of investees accounted for using the equity method as of and for the year ended December 31, 2006 are as follows (Won in millions):

	Total assets		Total liabilities		Sales		Net income (loss)
Korea Digital Satellite Broadcasting Co., Ltd.	(Won)	514,971	(Won)	452,695	(Won)	393,905	(Won)	3,553
Harex Info Tech Ltd.		4,654		1,095		4,831		(1,770)
Korea IT Fund		304,832		—		9,123		1,374
Korea Telecom Strategy Fund		18,513		139		355		148
ENtoB Corp.		63,032		41,508		336,187		1,572
Boston Enterprise Partners		20,791		256		694		82
Sidus FNH Corp.		25,002		7,911		38,859		175
KTF-CJ Music Contents Investment Fund(Centurion music 1)		10,050		—		—		50
SidusFNH-BENEX Cinema Fund1		30,178		77		178		101

9. PROPERTY AND EQUIPMENT:

Changes in property and equipment for the years ended December 31, 2005 and 2006 are as follows (Won in millions):

<2005>

	Beginning of year		Increase				Decrease				End of year
			Acquisition		Other		Disposal		Other
Land	(Won)	121,840	(Won)	104	(Won)	108	(Won)	2,507	(Won)	—	(Won)	119,545
Buildings and structures		308,314		28,318		93,091		6,849		1,908		420,966
Machinery and equipment		7,187,087		91,737		550,640		353,954		2,477		7,473,033
Vehicles		11,883		593		180		721		—		11,935
Other		732,850		33,079		76,007		21,728		—		820,208
Construction in progress		183,279		575,625		419		392		718,354		40,577

	(Won)	8,545,253	(Won)	729,456	(Won)	720,445	(Won)	386,151	(Won)	722,739	(Won)	8,886,264

	Beginning of year		Increase				Decrease				End of year
			Depreciation(*)		Other		Disposal		Other
Less: Accumulated depreciation
Buildings and structures	(Won)	57,696	(Won)	13,320	(Won)	—	(Won)	704	(Won)	2	(Won)	70,310
Machinery and equipment		3,373,205		902,693		2		182,808		22		4,093,070
Vehicles		7,730		1,880		12		461		—		9,161
Other		491,860		128,251		11		17,877		—		602,245

		3,930,491		1,046,144		25		201,850		24		4,774,786

Accumulated impairment loss		1,274		1,011		—		—		—		2,285

		3,931,765	(Won)	1,047,155	(Won)	25	(Won)	201,850	(Won)	24		4,777,071

	(Won)	4,613,488									(Won)	4,109,193

(*)	(Won)1,638 million of depreciation was transferred to development cost.

KT FREETEL CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

<2006>

	Beginning of year		Increase				Decrease				End of year
			Acquisition		Other		Disposal		Other
Land	(Won)	119,545	(Won)	60	(Won)	—	(Won)	305	(Won)	—	(Won)	119,300
Buildings and structures		420,966		362		7,700		1,953		523		426,552
Machinery and equipment		7,473,033		33,701		1,047,529		100,815		42		8,453,406
Vehicles		11,935		11		420		221		—		12,145
Other		820,208		16,111		71,590		29,248		116		878,545
Construction in progress		40,577		1,182,236		2,369		902		1,129,411		94,869

	(Won)	8,886,264	(Won)	1,232,481	(Won)	1,129,608	(Won)	133,444	(Won)	1,130,092	(Won)	9,984,817

	Beginning of year		Increase				Decrease				End of year
			Depreciation(*)		Other		Disposal		Other
Less: Accumulated depreciation
Buildings and structures	(Won)	70,310	(Won)	14,468	(Won)	—	(Won)	429	(Won)	22	(Won)	84,327
Machinery and equipment		4,093,070		916,236		134		47,047		17		4,962,376
Vehicles		9,161		1,312		—		152		—		10,321
Other		602,245		113,505		62		27,653		112		688,047

		4,774,786		1,045,521		196		75,281		151		5,745,071

Accumulated impairment loss		2,285		1,133		—		—		—		3,418

		4,777,071	(Won)	1,046,654	(Won)	196	(Won)	75,281	(Won)	151		5,748,489

	(Won)	4,109,193									(Won)	4,236,328

(*)	(Won)2,232million of depreciation was transferred to development cost.

The market value of the Company’s land based on the official price of land (published by the Ministry of Construction and Traffic) is (Won)142,528 million as of December 31, 2006.

Depreciable assets are insured against fire and other casualty losses up to (Won)1,042,036 million as of December 31, 2006.

10. INTANGIBLES:

(1) Changes in intangibles for the years ended December 31, 2005 and 2006 are as follows (Won in millions):

<2005>

	Beginning of year		Increase				Decrease				End of year
			Acquisition		Other		Amortization(*)		Other
Intellectual property rights	(Won)	1,715	(Won)	1,111	(Won)	—	(Won)	463	(Won)	—	(Won)	2,363
Facility use rights		8,361		770		19		1,313		51		7,786
Frequency use rights		1,115,996		—		—		94,622		—		1,021,374
Development costs		9,758		26,605		444		16,768		3,841		16,198
Other		20,016		3,514		6		7,056		229		16,251
Negative goodwill		(1,943)		—		—		(648)		—		(1,295)

	(Won)	1,153,903	(Won)	32,000	(Won)	469	(Won)	119,574	(Won)	4,121	(Won)	1,062,677

The Company recognized impairment loss on intangibles of (Won)3,762 million.

(*)	(Won)738 million of amortization was transferred to development cost.

KT FREETEL CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

<2006>

	Beginning of year		Increase				Decrease				End of year
			Acquisition		Other		Amortization (*)		Other
Intellectual property rights	(Won)	2,363	(Won)	1,718	(Won)	—	(Won)	585	(Won)	—	(Won)	3,496
Facility use rights		7,786		1,310		—		1,456		43		7,597
Frequency use rights		1,021,374		—		—		93,528		—		927,846
Development costs		16,198		25,946		691		24,101		9,047		9,687
Other		16,251		12,240		—		8,594		164		19,733
Negative goodwill		(1,295)		—		—		(648)		—		(647)

	(Won)	1,062,677	(Won)	41,214	(Won)	691	(Won)	127,616	(Won)	9,254	(Won)	967,712

The Company recognized impairment loss on intangibles of (Won)9,047 million.

(*)	(Won)618 million of amortization was transferred to development cost.

(2) Ordinary development costs of (Won)9,652 million and (Won)7,303 million were charged to expense for the years ended December 31, 2005 and 2006, respectively.

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

On March 6, 2003, KT ICOM was merged into the Company, and the Company started to provide IMT-2000 service on December 28, 2003.

11. BORROWINGS:

(1) Short-term borrowings as of December 31, 2005 and 2006 are as follows (Won in millions, JPY in millions, EUR in thousands, U.S dollars in thousands):

	Interest rate per annum (%)
	2006	2005		2006
Discounted promissory notes	4.45~5.38	(Won)	26,564	(Won)	28,687
Usance letter of credit	LIBOR+0.5%		14,415		17,910
		(US$	14,230)	(US$	19,267)
	LIBOR +0.5%		3,315		1,897
		(JPY	385)		(JPY 243)
	LIBOR +0.5%		—		1,544
			—	(EUR	1,263)
Other	4.85		5,000		10,000

		(Won)	49,294	(Won)	60,038

KT FREETEL CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(2) Long-term debt as of December 31, 2005 and 2006 are as follows (Won in millions):

	Interest rate per annum (%)
	2006	2005		2006
General loans	5.80~6.15	(Won)	10,000	(Won)	30,000
Less : Current portion			—		(10,000)

		(Won)	10,000	(Won)	20,000

Payment schedules for the Company’s long-term debt as of December 31, 2006 are as follows (Won in millions):

Year	Amount
2007	(Won)	10,000
2008		10,000
2009		10,000

	(Won)	30,000

12. DEBENTURES:

(1) General debentures as of December 31, 2005 and 2006 are as follows (Won in millions, JPY in millions):

		Interest rate per annum (%)
	Due date	2006	2005		2006
20th	Feb. 9, 2006	—	(Won)	300,000	(Won)	—
23rd	Apr. 20, 2006	—		40,280		—
			JPY	(4,695)		—
42nd	Nov. 14, 2007	5.94		200,000		200,000
44th	Feb. 19, 2009	5.66		360,000		360,000
45th	Mar. 15, 2008	5.24		320,000		320,000
46th	May 10, 2007	4.61		300,000		300,000
47-1st	July 13, 2009	4.95		230,000		230,000
47-2nd	July 12, 2011	5.32		70,000		70,000
48th	Feb. 15, 2010	5.31		200,000		200,000

			(Won)	2,020,280	(Won)	1,680,000
			JPY	(4,695)		—

Less: Discount on debentures				(3,723)		(2,077)

				2,016,557		1,677,923

Less: Current portion				(339,862)		(499,764)

			(Won)	1,676,695	(Won)	1,178,159

KT FREETEL CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(2) Payment schedules for the Company’s debentures as of December 31, 2006 are as follows (Won in millions):

Year	Amount
2007	(Won)	500,000
2008		320,000
2009		590,000
2010		200,000
2011		70,000

	(Won)	1,680,000

13. DERIVATIVES:

The Company has entered into currency swap contract and interest rate swap contract with Korea Exchange Bank to hedge economically the risk exposure of fluctuations in the fair value of certain short-term borrowings and interests (denominated in US dollars) due to the changes in the related foreign currency exchange rate. The currency swap contracts as of December 31, 2006 are as follows (Won in millions):

Term	Type	Contract amount	Swap amount	Contract rate	Fair value
2006.5.23-2007.5.18	Currency swap	US$ 10,525,208	(Won)10,000	US$ 950.10/(Won)	(Won)216

The Company will repay (Won)10,000 million instead of US$ 10,525,208 on maturity date under the currency swap contract. In relation to the above currency swap contracts, the Company recognized the related loss on valuation of currency swap of (Won)216 million for the year ended 2006 as other expense.

The interest swap contracts as of December 31, 2006 are as follows (Won in millions):

Term	Type	Contract amount	Interest rate buy ((Won))	Interest rate sell (US$)
2006.5.23-2007.5.18	Interest rate swap	US$ 10,525,208	91 days CD + 0.07%	3 month Libor + 0.40%
(Won)10,000

14. LONG-TERM ACCOUNTS PAYABLE-OTHER:

Long-term accounts payable-other is related to the purchase of frequency use right and required to be paid including applicable interest from 2007 to 2011.

Long-term accounts payable-other as of December 31, 2005 and 2006 is stated at net present value of future cash flows, calculated using the effective interest rate of 9.93 percent at the time of receipt of frequency use license. The Company’s long-term accounts payable-other is as follows (Won in millions):

	2005		2006
Long-term accounts payable-other	(Won)	650,000	(Won)	650,000
Less : discount (*)		(90,460)		(67,007)

		559,540		582,993
Less : Current portion		—		(89,116)

	(Won)	559,540	(Won)	493,877

(*)	Current portion of (Won)884 million is included in 2006

KT FREETEL CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Maturities of the Company's long-term accounts payable-other as of December 31, 2006 are as follows (Won in millions):

Year	Amount
2007	(Won)	90,000
2008		110,000
2009		130,000
2010		150,000
2011		170,000

	(Won)	650,000

15. RESERVE FOR LIABILITIES:

(1) The Company has accounted for the call bonus mileage and warranty, which the Company is obliged to pay to its customers, as reserve for liabilities. Warranties related to sales of handset are one year and are recorded as liability based on the management’s estimate according to the historical experience. Changes in reserve for liabilities for the year ended December 31, 2006 are summarized as follows (Won in millions):

Year	Call bonus		Warranty
Beginning of year	(Won)	18,896	(Won)	2,835
Payment		(2,929)		(6,329)
Provision		298		6,999

		16,265		3,505
Less : current portion		(6,800)		(3,505)

	(Won)	9,465	(Won)	—

(2) Call bonus mileages provided by the Company expires in 5 years from the date when call bonus mileages are earned. The Company expects its call bonus mileages to be used as follows (Won in millions):

Year	Nominal amount		Present value
2007	(Won)	7,011	(Won)	6,800
2008		4,610		4,239
2009		3,012		2,626
2010		1,954		1,615
2011		1,257		985

	(Won)	17,844	(Won)	16,265

16. SHAREHOLDERS’ EQUITY:

(1) Capital stock

The Company has authorized 400,000,000 shares of (Won)5,000 par value common stock and issued 195,701,091 shares as of December 31, 2006.

KT FREETEL CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The changes in capital stock for the year ended December 31, 2006 are as follows (Won in millions except par value):

Date	Cause of changes	Par value (won)		Number of shares	Capital stock		Capital surplus
Beginning of year	—	(Won)	5,000	201,208,091	(Won)	1,044,181	(Won)	1,730,948
August 2, 2006	Settlement of paid-in capital increase		—	—		—		(3,171)
December 28, 2006	Retirement of treasury stock			(5,507,000)		—		—
December 31, 2006	Changes in consolidated subsidiaries		—	—		—		(1,132)

End of year				195,701,091	(Won)	1,044,181	(Won)	1,726,645

(2) Treasury stock

In 2005, the Company reissued 225,308 shares of treasury stock to the Employee Stock Ownership Plan (“ESOP”). The fair value of such treasury stocks at the time of their reissuance totaled (Won)5,160 million and is recorded as salaries and wages. The difference between the acquisition cost and the fair value amounting to (Won)2,478 million is recorded as capital adjustments.

As of December 31, 2006, the Company holds 61,273 shares of treasury (Won in millions).

Year	Number of shares	Amount
Beginning of year	61,247	(Won)	2,076
Acquisition	5,507,026		164,885
Retirement	(5,507,000)		(164,884)

End of year	61,273	(Won)	2,077

(3) Stock Option Plan

The Company entered into stock option agreements with the Chief Executive Officer and senior managers. The stock option will be vested after two years from the date of grant and can be exercised for five years from the date when they are vested. Upon the exercise of stock options, the Company will issue its common stocks.

The changes in stock options for the year ended December 31, 2006 are as follows (Won in millions):

Date	Number of shares	Weighted average exercise price
Outstanding at beginning of year	512,513	(Won)	31,899
Granted	—		—
Forfeited or expired	—		—
Outstanding at end of year	512,513	(Won)	31,899
Exercisable at end of year	383,713	(Won)	32,301

The details of the outstanding stock options as of December 31, 20006 are as follows:

Grant Date	Employee	Number of shares	Exercise price/ share		Methods	Exercise period
2001.3.29	Former CEO	18,000	(Won)	41,273	Equity settled type	2004.3.29~2009.3.28,
2002.3.25	Senior managers	44,800		45,178	”	2005.3.25~2010.3.24
2003.9.8	CEO, Senior managers	320,913		30,000	”	2005.9.9~2010.9.8
2005.3.4	Senior managers	128,800		30,700	”	2007.3.5~2012.3.4

KT FREETEL CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The Company values stock options granted based on the fair value method (see Note 2). Total compensation expense of (Won)5,316 million is allocated over the vesting period, and the compensation expense charged to operations for the year ended December 31, 2006 are (Won)304 million. As of December 31, 2006, approximately 19,299,709 shares of common stocks have been reserved for issuance under the stock option plan.

The principal assumptions made in relation to estimation of compensation expense for the stock options are as follows:

	1st		2nd		3rd		4th
Risk-free interest rate (%)		6.12		6.44		4.31		4.18
Expected life (years)		3		3		3		3
Expected forfeitures per year (%)		—		—		—		—
Volatility (%)		122.33		97.05		63.14		37.33
Fair value per option	(Won)	28,417	(Won)	30,565	(Won)	8,812	(Won)	4,715
Total compensation cost (Won in millions)	(Won)	512	(Won)	1,369	(Won)	2,828	(Won)	607

17. INCOME TAX AND DEFERRED INCOME TAXES:

(1) The statutory corporate income tax rate, including resident surtax, applicable to the Company is approximately 29.7 percent in 2004, and 27.5 percent in 2005 and 2006. Income tax expense for the years ended December 31, 2004, 2005 and 2006 is as follows (Won in millions):

	2004		2005		2006
Income before income tax	(Won)	315,588	(Won)	604,797	(Won)	515,827
Adjustments:
Permanent differences		17,458		(2,159)		48,742
Temporary differences, net		20,402		89,107		(64,295)

		37,860		86,948		(15,553)

Taxable income before tax loss carryforward		353,448		691,745		500,274
Tax loss carryforward		(109,860)		(94,982)		(13)

Taxable income		243,588		596,763		500,261
Tax rate (%)		29.7		27.5		27.5

Tax calculated on taxable income		72,346		164,109		137,481
Tax credit		(28,402)		(55,015)		(47,556)

Income tax currently payable		43,944		109,094		89,925
Decrease (Increase) in deferred income taxes:
Temporary differences		(4,486)		(24,975)		16,689
Utilization of accumulated tax losses carried forward		(13,750)		13,750		4
Utilization of accumulated tax credit carried forward		(142)		(39,016)		(3,230)
Income tax expense directly reflected to capital		—		(2,343)		(369)

Income tax expense	(Won)	25,566	(Won)	56,510	(Won)	103,019

KT FREETEL CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(2) Changes in deferred income taxes for the years ended December 31, 2004, 2005 and 2006 are as follows (Won in millions):

	2004		2005		2006
Beginning of year	(Won)	97,464	(Won)	114,444	(Won)	163,931
Increase(Decrease)		18,377		49,487		(13,422)
Decrease from changes in consolidated subsidiaries		(1,397)		—		—

		114,444		163,931		150,509
Less: current portion		(74,953)		(99,576)		(107,956)

End of year	(Won)	39,491	(Won)	64,355	(Won)	42,553

(3) The tax effects of each type of temporary difference that gave rise to a significant portion of the deferred tax assets and liabilities in 2005 and 2006 are as follows (Won in millions):

	2005		2006
Current
Allowance for doubtful accounts	(Won)	28,007	(Won)	36,122
Accrued expense		14,386		9,248
Inventory		7,698		8,010
Tax and dues		6,869		5,514
Tax credit carryforwards		30,063		40,114
Other		12,553		8,948

	(Won)	99,576	(Won)	107,956

Non-current
Long-term investment securities	(Won)	18,575	(Won)	225
Provision for severance indemnities		7,149		7,694
Tax credit carryforwards		34,969		28,171
Other		3,662		6,463

	(Won)	64,355	(Won)	42,553

18. OPERATING REVENUE AND EXPENSES:

(1) Operating revenue for the years ended December 31, 2004, 2005 and 2006 consist of the following (Won in millions):

	2004		2005		2006
PCS service	(Won)	4,695,733	(Won)	5,076,026	(Won)	5,319,402
Sales of PCS handsets		1,247,159		1,044,463		1,287,939

	(Won)	5,942,892	(Won)	6,120,489	(Won)	6,607,341

KT FREETEL CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(2) Operating expenses for the years ended December 31, 2004, 2005 and 2006 are summarized below (Won in millions).

	2004		2005		2006
Salaries and wages	(Won)	175,541	(Won)	180,242	(Won)	176,922
Provision for severance indemnities		12,485		14,968		14,858
Employee welfare		29,665		31,308		35,119
Rent		114,220		114,971		135,828
Lease		61,307		61,307		32,601
Commissions		439,524		414,632		471,363
Depreciation		996,044		1,043,022		1,041,066
Amortization		108,243		116,947		126,465
Tax and dues (*)		45,400		44,363		55,319
Interconnection charges		506,982		603,160		679,462
Leased line charges		357,257		360,655		356,129
Ordinary development costs		9,583		9,652		7,303
Sales promotion		180,574		162,040		330,687
Sales commissions		718,089		721,154		812,095
Advertisements		135,663		114,711		121,186
Bad debt		25,485		54,375		89,240
Water and electricity		49,686		54,900		62,230
Communications		28,907		30,485		27,429
Repairs and maintenance		58,456		74,340		78,723
Cost of PCS handset sales		1,268,367		1,000,824		1,174,261
Other		81,267		84,689		96,395

	(Won)	5,402,745	(Won)	5,292,745	(Won)	5,924,681

(*)	Amounts include fines and penalties of (Won)9,500 million, (Won)10,300 million and (Won)22,600 million related to handset subsidies for the years ended December 31, 2004, 2005 and 2006, respectively.

19. RELATED PARTY TRANSACTIONS:

(1) Related parties are as follows:

Company
Parent company	KT Corporation

Affiliates

Korea Digital Satellite Broadcasting Co., Ltd, Hares Info Tech Ltd,

Korea IT Fund, Korea Telecom Strategy Fund, ENtoB Corp,

Boston Enterprise Partners, Sidus FNH Corp, KTF-CJ Music Contents Investment Fund, SidusFNH-BENEX Cinema Fund

Subsidiaries of the parent company

KT Networks Co., Ltd, KT Hitel Co., Ltd, KT Powertel Co., LTd,

Korea Telecom Japan, KT Submarine Co., LTd, KT Linkus Co., Ltd,

KT Commerce, Inc, KT Rental Co., Ltd, KTCC Co., Ltd, NTC Co., LTd

Internal corporate Venture Fund 1,2, KTAI Co., Ltd, KTPI Co., Ltd, Olive Nine Co., Ltd, Telecop Service Co., Ltd, KT Capital Co., Ltd

KT FREETEL CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(2) Transactions with related parties for the years ended December 31, 2004, 2005 and 2006 are as follows (Won in millions):

Revenues:

	Transaction	2004		2005		2006
KT Corporation	Interconnection charges and others	(Won)	631,544	(Won)	779,524	(Won)	730,504
KT Networks	Interconnection charges and others		8,772		2,348		2,658
KT Hitel	”		43		50		127
Others	”		1,478		1,085		2,453

		(Won)	641,837	(Won)	783,007	(Won)	735,742

Expenses:

	Transaction	2004	2005		2006
KT Corporation	Leased line charges and others	(Won)482,900	(Won)	512,426	(Won)	424,533
KT Networks	Interconnection charges and others	8,258		7,671		4,513
KT Hitel	”	24,425		26,833		15,884
Others	”	2,190		1,059		7,025

		(Won)517,773	(Won)	547,989	(Won)	451,955

(3)	Receivables and payables with related parties as of December 31, 2005 and 2006 are as follows (Won in millions):

	Receivables				Payables
	2005		2006		2005		2006
KT Corporation	(Won)	239,432	(Won)	176,531	(Won)	41,878	(Won)	85,421
KT Networks		43		560		304		848
KT Hitel		20		17		3,561		4,222
Others		19		276		240		930

	(Won)	239,514	(Won)	177,384	(Won)	45,983	(Won)	91,421

20. SIGNIFICANT CONTRACTS AND CONTINGENT LIABILITIES:

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

(2) As of December 31, 2006, the Company is involved in 26 lawsuits as the defendant for total claims of (Won)11,018 million and has filed 16 lawsuits as the plaintiff for the total claims of (Won)5,919 million. The Company’s management believes that the outcome of these lawsuits will not have a material impact on the financial statements.

21. SEGMENT INFORMATION:

The Company has two reportable operating segments: PCS service and sales of PCS handsets. The segments are managed separately based on the difference in products and services. The accounting policies of the segments are the same as those described in Note 2.

KT FREETEL CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Details of the Company’s business segment operations for the years ended December 31, 2004, 2005 and 2006 are as follows (Won in millions):

2004	PCS service		PCS handsets		Total
Operating revenue	(Won)	5,830,818	(Won)	112,074	(Won)	5,942,892
Operating income		528,987		11,160		540,147
Ordinary income		308,610		6,978		315,588
Interest income		12,691		141		12,832
Interest expense		220,606		2,082		222,688
Income tax expense		24,709		857		25,566
Depreciation		992,900		3,144		996,044
Property and equipment, net (*)		4,417,615		12,594		4,430,209
Capital expenditures		945,623		9,496		955,119

2005	PCS service		PCS handset		Total
Operating revenue	(Won)	6,051,789	(Won)	68,700	(Won)	6,120,489
Operating income		824,796		2,948		827,744
Ordinary income		610,653		(5,856)		604,797
Interest income		9,406		—		9,406
Interest expense		184,695		2,006		186,701
Income tax expense		63,650		(7,140)		56,510
Depreciation		1,037,761		5,261		1,043,022
Property and equipment, net (*)		4,050,656		17,960		4,068,616
Capital expenditures		712,704		14,819		727,523

2006	PCS service		PCS handsets		Total
Operating revenue	(Won)	6,507,350	(Won)	99,991	(Won)	6,607,341
Operating income		668,747		13,913		682,660
Ordinary income		513,770		2,057		515,827
Interest income		26,213		—		26,213
Interest expense		142,189		3,055		145,244
Income tax expense		102,068		951		103,019
Depreciation		1,034,083		6,983		1,041,066
Property and equipment, net (*)		4,121,590		19,869		4,141,459
Capital expenditures		1,217,965		14,516		1,232,481

(*)	Construction in progresses is not included.

22. RECONCILIATION TO ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN THE UNITED STATES:

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

KT FREETEL CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(1) Restatement of previously reported US GAAP information

In the process of preparing the consolidated financial statements as of and for the year ended December 31, 2006, the Company identified errors in its reconciliation to US GAAP as of and for the year ended December 31, 2005. The errors relate to the application of Statement of Financial Accounting Standards (“SFAS”) No. 141 Business Combination (“SFAS No. 141”) and Statement of Financial Accounting Standards (“SFAS”) No. 109 Accounting for Income Tax (“SFAS No. 109”) in connection with the Company’s merger with KTM.Com Co., Ltd. in 2001 (the “Merger”).

As stated in Note 22 (9), under U.S. GAAP, assets and liabilities related to the Merger were transferred from KTM.Com Co., Ltd. to the Company at fair value and the difference between the fair value of capital stock issued and the fair value of net assets transferred was recorded as intangible assets and goodwill (for which there was no tax base). The Company also recorded deferred tax liabilities for the goodwill and intangible assets against its additional paid in capital. However, under SFAS No. 109, no deferred taxes should be recognized for such goodwill. In addition, under SFAS 141, the deferred tax liabilities recorded for intangible assets should have been recorded against goodwill and not against additional paid in capital. As a result, the US GAAP amounts previously reported as of December 31, 2005 have been restated as follows (Won in million):

	2005
Shareholder’s equity based on U.S. GAAP as previously reported	(Won)	4,649,584
Effect of restatement:
Adjustment for correction of errors in connection with Merger		343,960

Shareholder’s equity based on U.S. GAAP as restated	(Won)	4,993,544

	As previously reported		Effect of restatement		As restated
Current assets	(Won)	2,823,851	(Won)	—	(Won)	2,823,851
Non-current assets		6,535,881		173,386		6,709,267

Total assets	(Won)	9,359,732	(Won)	173,386	(Won)	9,533,118

Current liabilities	(Won)	1,774,570	(Won)	—	(Won)	1,774,570
Long-term liabilities		2,927,920		(170,574)		2,757,346
Minority interest in consolidated subsidiaries		7,658		—		7,658

Total liabilities and Minority interest in consolidated subsidiaries	(Won)	4,710,148	(Won)	(170,574)	(Won)	4,539,574

(2) Consolidated Subsidiary

Under Korean GAAP, as explained in Note 1(2) to the consolidated financial statements, investments in subsidiaries and controlled entities are consolidated, except for companies with total assets as of the prior year end of less than (Won)7,000 million. Generally, substantial control is deemed to exist when the investor is the largest shareholder and owns more than 30 percent of total outstanding voting stock. However, U.S. GAAP generally requires that all majority-owned subsidiaries be consolidated and that any entity of which the Company owns twenty to fifty percent of total outstanding voting stock not be consolidated; rather that entity should be accounted for under the equity method.

Under U.S. GAAP, if a business enterprise has a controlling financial interest in a variable interest entity, which is defined by FASB Interpretation No. 46 Revised ("FIN 46R"), the assets, liabilities and results of the

KT FREETEL CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

activities of the variable interest entity should be included in the consolidated financial statements with those of the business enterprise. Under the Korean GAAP, there is no specific provision for the accounting treatment of variable interest entities.

(3) Capitalization of foreign currency translation gain (loss)

As explained in Note 2, under previous Korean GAAP, certain unrealized foreign currency translation gains and losses were excluded from the results of operations and included in the cost of property and equipment. However, under U.S. GAAP, all unrealized foreign currency translation gains and losses on monetary assets and liabilities are to be included in the current year’s results of operations.

The amounts of foreign currency translation gains and losses included in property and equipment under previous Korean GAAP were adjusted to comply with U.S. GAAP.

(4) Interest Capitalization

As explained in Note 2, the Company elected, under Korean GAAP, starting from January 1, 2003, to no longer capitalize interest expense. However, under U.S. GAAP, the Company’s policy is to capitalize interest that would have theoretically been avoided had expenditures not been made for assets, which require a period of time to get them ready for their intended uses.

(5) Licensing Cost

Under Korean GAAP, the licensing cost paid by the initial shareholders to obtain the operating licenses prior to the establishment of the Company were not recorded in the accounts of the Company.

Under U.S. GAAP, licensing costs were accounted for as an intangible asset and capital surplus at the time of establishment of the Company.

Since the Company determined the useful life of licensing cost of second generation (“2G”) service to be indefinite, the Company determined not to amortize the related costs until December 31, 2005.

On December 31, 2005, the Korea Communication Act (“Act”) was revised, which is effective July 1, 2006. Under the Act, the right of the use of frequency for second generation (“2G”) will be expired by June, 2011. As such, the Company is amortizing licensing cost of 2G of (Won)162,708 million over remaining useful life and amortization expenses for the year ended 2006 is (Won)29,583 million.

(6) Deferred Charges

Deferred charges in intangibles consist primarily of development costs. The development costs which are recoverable from future earnings are deferred under Korean GAAP.

Under U.S. GAAP, development costs are charged to expenses when incurred and are classified as operating expenses.

(7) Revenue Recognition

Under Korean GAAP, activation fees are recorded as revenue when billed and the related direct incremental acquisition costs are expensed as incurred.

Under U.S. GAAP, such amounts are deferred and recognized over the period of the customer relationship.

KT FREETEL CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(8) Handset Subsidies to Long-time Mobile Subscribers

Under Korean GAAP, handset subsidies are recorded as operating expenses. Under US GAAP, such amounts are recorded as reduction of revenue.

(9) Merger with KTM.Com Co., Ltd.

Under Korean GAAP, as KT Freetel and KTM.Com Co., Ltd. were subsidiaries of KT Corporation prior to merger, assets and liabilities were transferred from KTM.Com Co., Ltd. to KT Freetel at book value and the difference between the par value of capital stock issued and the value of net assets transferred was recorded in the capital surplus account.

Under U.S. GAAP, as KT Freetel and KTM.Com Co., Ltd. were not subsidiaries but equity method investees of KT Corporation prior to merger, assets and liabilities were transferred from KTM.Com Co., Ltd. to KT Freetel at fair value and the difference between the fair value of capital stock issued and the fair value of net assets transferred was recorded as intangible assets and goodwill.

The Company classified the intangible assets into three components: subscriber base, licensing cost and goodwill.

(10) Merger with KT ICOM

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

(11) Goodwill and Other Intangibles

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

KT FREETEL CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

In accordance with SFAS No. 142, the goodwill and intangibles acquired from KTM.Com and KT ICOM and amortization expense for the years ended December 31, 2004, 2005 and 2006 are as follows (Won in millions):

		Initial amount		Beginning of year		Amortization expense
						2004		2005		2006
KTM .Com	Goodwill	(Won)	753,065	(Won)	702,861	(Won)	—	(Won)	—	(Won)	—
	Subscriber base		605,563		—		162,204		54,068		—
	Licensing cost		83,875		80,208		—		—		14,583
KT ICOM	Frequency use right		1,194,045		1,000,212		91,945		94,134		89,283

This goodwill and licensing cost were amortized over the estimated periods to be benefited until 2001 before the adoption of SFAS No. 142.

Since the Company determined the useful life of licensing cost of second generation (“2G”) service to be indefinite, the Company determined not to amortize the related costs until December 31, 2005.

On December 31, 2005, the Korea Communication Act (“Act”) was revised, which is effective July 1, 2006. Under the Act, the right of the use of frequency for second generation (“2G”) will be expired by June, 2011. As such, the Company will amortize licensing cost of 2G of (Won)80,208 million over remaining useful life.

(12) Disposal of Trade Accounts and Notes Receivable

Under Korean GAAP, the transaction between KT Freetel and Shinhan Bank Trust is recorded as a sale of trade accounts and notes receivable. Under U.S. GAAP, this transaction does not qualify for sale accounting and as such, the transaction is classified as borrowings.

(13) Investor-level goodwill

Under Korean GAAP, for investments in affiliated companies accounted for using the equity method, the excess of acquisition cost of the affiliates over the Company’s share of their net assets at the acquisition date is being amortized by the straight-line method over its estimated useful life. Under U.S. GAAP, the investor-level goodwill is not amortized, but instead tested for impairment in accordance with APB No. 18. The investor-level goodwill which is recorded only at the investor’s financial statements represents the excess of the acquisition cost of equity method investees over the fair value of investor’s share of net identifiable assets acquired.

(14) Additional Equity Investment in Subsidiaries

Under Korean GAAP, when additional interest is acquired after acquiring a majority interest in a subsidiary, the differences between the Company’s acquisition cost of the additional interest and the corresponding carrying amount of the acquired additional interest in a subsidiary is presented as an adjustment to capital surplus. Under U.S. GAAP, the cost of an additional interest would be allocated based on the fair value of net assets at the time the additional interest is acquired, with the excess allocated to goodwill.

(15) Minority Interests in Consolidated Subsidiary

Under Korean GAAP, minority interests in consolidated subsidiaries are presented as a component of shareholders’ equity in the consolidated balance sheets. Under U.S. GAAP, minority interests in consolidated subsidiaries are not included in shareholders’ equity; rather, it is presented between liabilities and shareholders’ equity item in the consolidated balance sheets.

KT FREETEL CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(16) Accrued Severance Benefits

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

The Company expects to pay the following future benefits over next 10 years to its employees upon their normal retirement age (Won in million):

Year	Amount
Prior to 2014	(Won)	—
2014		529
2015		1,680
2017		1,635

	(Won)	3,844

The above amounts were determined based on the employees’ current salary rates and the number of service years that will be accumulated upon their expected retirement date. These amounts do not include amounts that might be paid to employees that will cease working with the Company before their normal retirement age.

(17) Comprehensive Income

Under Korean GAAP, there is no requirement to present comprehensive income. U.S. GAAP requires the presentation of comprehensive income and its components in the financial statements. Comprehensive income includes all changes in shareholders’ equity during a period except those resulting from investment by, or distribution to owners, including certain items not included in the current year’s results of operations.

KT FREETEL CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Comprehensive income for the years ended December 31, 2004, 2005 and 2006 and accumulated other comprehensive income balance as of December 31, 2004, 2005 and 2006 is summarized as follows:

	Korean Won
	2004		2005		2006
	(In millions)
Net income as adjusted in accordance with U.S. GAAP	(Won)	173,856	(Won)	503,798	(Won)	402,991

Other comprehensive income, net of tax:
Foreign currency translation adjustments		—		(89)		24
Unrealized gain (loss) on investments, net of tax of (Won)697 million in 2004, (Won)990 million in 2005 and (Won)1,860 million in 2006		(1,649)		5,989		4,904
Realized gain (loss) included in earnings due to sale of investment securities, net of tax of (Won)1,240 million in 2005 and (Won)1,524 million in 2006		—		(3,268)		(4,017)

Comprehensive income as adjusted in accordance with U.S. GAAP	(Won)	172,207	(Won)	506,430	(Won)	403,902

Accumulated other comprehensive income (loss) balance
Foreign currency translation adjustments	(Won)	—	(Won)	(89)	(Won)	(65)
Unrealized gain (loss) on investments (*)		3,537		6,258		7,145

	(Won)	3,537	(Won)	6,169	(Won)	7,080

(*)	A portion of minority interest was excluded.

(18) New Accounting Pronouncements

In July 2006, the Financial Accounting Standards Board (FASB) issued Interpretation No. 48, “Accounting for Uncertainty in Income Taxes” (FIN 48). FIN 48 requires the use of a two-step approach for recognizing and measuring tax benefits taken or expected to be taken in a tax return and disclosures regarding uncertainties in income tax positions. We are required to adopt FIN 48 effective January 1, 2007. The cumulative effect of initially adopting FIN 48 will be recorded as an adjustment to opening retained earnings in the year of adoption and will be presented separately. Only tax positions that meet the more likely than not recognition threshold at the effective date may be recognized upon adoption of FIN 48. We are currently evaluating the impact this new standard will have on our future results of operations and financial position.

In September 2006, the FASB issued Statement of Financial Accounting Standards No. 157, Fair Value Measurement (SFAS No. 157). SFAS No. 157 expands disclosures about fair value measurements. SFAS No. 157 defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles and establishes a hierarchy that categorizes and prioritizes the sources to be used to estimate fair value. We are required to adopt SFAS No. 157 effective January 1, 2008 on a prospective basis. We are currently evaluating the impact this new standard will have on our future results of operations and financial position.

In February 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities—Including an amendment of FASB Statement No. 115” (“SFAS No. 159”). SFAS No. 159 permits entities to elect to measure many financial instruments and certain other items at fair value. Upon adoption of SFAS No. 159, an entity may elect the fair value option for eligible items that exist at the adoption date. Subsequent to the initial adoption, the election of the fair value option should only be made at initial recognition of the asset or liability or upon a remeasurement event that gives rise to new-basis accounting. SFAS No. 159 does not affect any existing accounting literature that requires certain assets and liabilities to be carried at fair value nor does it eliminate disclosure requirements included in other accounting standards. SFAS No. 159

KT FREETEL CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

is effective for fiscal years beginning after November 15, 2007 and may be adopted earlier but only if the adoption is in the first quarter of the fiscal year. We are currently assessing whether adoption of SFAS 159 will have an impact on our financial statements.

(19) Effect on Net Earnings and Shareholders’ Equity

The effects of the significant adjustments to net earnings and shareholders’ equity that are required if U.S. GAAP were applied instead of Korean GAAP are summarized as follows (Won in millions, except per share amounts):

	2004		2005		2006
Net income under Korean GAAP	(Won)	287,863	(Won)	547,297	(Won)	412,001

Adjustments:
(3) Capitalization of foreign currency translation gain (loss), net		819		820		(228)
(4) Interest capitalization		12,403		(1,050)		(1,881)
(5) Licensing cost		—		—		(29,583)
(6) Deferred charges (*1)		(3,693)		(5,058)		4,809
(7) Revenue recognition		(1,075)		(3,348)		(15,290)
(10) Merger with KT ICOM		2,884		2,884		6,640
(11) Amortization of subscriber base		(162,204)		(54,068)		—
(12) Disposal of trade accounts and notes receivable		(6,385)		(179)		(147)
(13) Investor-level goodwill		—		—		1,928
Deferred tax effect of U.S. GAAP adjustments		43,244		16,500		24,742

		(114,007)		(43,499)		(9,010)

Adjusted net income under U.S. GAAP	(Won)	173,856	(Won)	503,798	(Won)	402,991

Basic earnings per share	(Won)	946	(Won)	2,774	(Won)	2,004

Diluted earnings per share	(Won)	946	(Won)	2,774	(Won)	2,004

	2005 As restated		2006
Shareholders’ equity under Korean GAAP	(Won)	4,206,722	(Won)	4,320,151

Adjustments:
(3) Capitalization of foreign currency translation gain (loss), net		(607)		(835)
(4) Interest capitalization		68,739		66,858
(5) Licensing cost		162,708		133,125
(6) Deferred charges		(11,961)		(7,152)
(7) Revenue recognition		(6,166)		(21,456)
(9) Merger with KTM.Com (*2)		688,653		688,653
(10) Merger with KT ICOM		(31,481)		(40,679)
(12) Disposal of trade accounts and notes receivable		147		—
(13) Investor-level goodwill		—		1,928
(14) Additional equity investment in subsidiaries		—		1,132
(15) Minority interests in consolidated subsidiary		(20,787)		(11,095)
Deferred tax effect of U.S.GAAP adjustments		(62,423)		(32,978)

		786,822		777,501

Shareholders’ equity under U.S. GAAP	(Won)	4,993,544	(Won)	5,097,652

(*1)	Including the impairment loss of development cost (net of minority interests)
(*2)	Licensing cost related to merger with KTM.Com was moved into Licensing cost section.

KT FREETEL CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The condensed balance sheets in accordance with U.S. GAAP as of December 31, 2005 and 2006 are as follows (Won in millions):

	2005 As restated		2006
Assets:
Current assets	(Won)	2,823,851	(Won)	2,462,797
Non-current assets		6,709,267		6,479,293

	(Won)	9,533,118	(Won)	8,942,090

Liabilities:
Current liabilities	(Won)	1,774,570	(Won)	2,061,279
Long-term liabilities		2,757,346		1,773,901

		4,531,916		3,835,180
Minority interest in consolidated subsidiaries		7,658		9,258
Shareholders' equity		4,993,544		5,097,652

	(Won)	9,533,118	(Won)	8,942,090

The following table reconciles cash flows from operating, investing and financing activities for the years ended December 31, 2004, 2005 and 2006 under Korean GAAP, as reported in the consolidated financial statements to cash flows from operating, investing and financing activities for the years ended December 31, 2004, 2005 and 2006 under U.S. GAAP (in millions of Korean won) :

	2004		2005		2006
Cash flows from operating activities based on Korean GAAP	(Won)	919,998	(Won)	2,218,891	(Won)	1,943,729
Adjustments :
Trading securities		516		(240,000)		241,823
Asset securitization transactions		218,225		—		—
Difference of Consolidation scope (Note1)		—		(1,021)		—

Cash flows from operating activities based on U.S. GAAP	(Won)	1,138,739	(Won)	1,977,870	(Won)	2,185,552

Cash flows from investing activities based on Korean GAAP	(Won)	(936,452)	(Won)	(1,324,036)	(Won)	(861,383)
Adjustments :
Trading securities		(516)		240,000		(241,823)
Asset securitization transactions		(15,228)		—		—
Difference of Consolidation scope (Note1)		—		6,082		—

Cash flows from investing activities based on U.S. GAAP	(Won)	(952,196)	(Won)	(1,077,954)	(Won)	(1,103,206)

Cash flows from financing activities based on Korean GAAP	(Won)	26,971	(Won)	(618,797)	(Won)	(784,013)
Adjustments :
Asset securitization transactions		(237,733)		—		—
Difference of Consolidation scope (Note1)		—		(20,282)		—

Cash flows from financing activities based on U.S. GAAP	(Won)	(210,762)	(Won)	(639,079)	(Won)	(784,013)

Cash and cash equivalents at end of the year based on Korean GAAP	(Won)	30,941	(Won)	307,600	(Won)	590,712
Adjustments :
Difference of Consolidation scope (Note1)		—		(15,221)		—

Cash and cash equivalents at end of the year based on U.S. GAAP	(Won)	30,941	(Won)	292,379	(Won)	590,712

(Note1) Reconciling items affecting cash flows related to difference in consolidation between Korean GAAP and U.S. GAAP (See Note 22 (2))

KT FREETEL CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(20) Additional acquisition of the Company’s common stocks by KT Corporation (Unaudited)

KT Corporation acquired additional shares of KTF during the period from February 28, 2006 to September 15, 2006. KT Corporation’s ownership percentage of KTF increased from 44.6% to 50.8% as a result of the series of acquisition. Percentage of ownership exceeded 50% as of August 20, 2006 and accordingly, KT Corporation became the majority shareholder and began to consolidate the financial statements of KTF which were previously accounted for using the equity method until August 19, 2006. Percentage of ownership of KTF is 52.2% as of December 31, 2006 due to retirement of treasury stock by KTF.

Condensed statements of income and condensed statements of cash flows pre and post of August 20, 2006 under Korean GAAP are as follows (Won in millions, except per share amounts):

Condensed statement of income

	Jan. 1, 2006- Aug. 20, 2006		Aug. 20, 2006 - Dec. 31, 2006		Total
	(Unaudited)		(Unaudited)
Operating revenue	(Won)	4,171,956	(Won)	2,435,385	(Won)	6,607,341
Operating expenses		3,766,567		2,158,114		5,924,681

Operating income		405,389		277,271		682,660

Other expenses, net		(113,280)		(53,553)		(166,833)

Ordinary income		292,109		223,718		515,827
Income tax expenses		(67,197)		(35,822)		(103,019)
Minority interests in net income (loss) of consolidated subsidiaries		4,562		(5,369)		(807)

Net income	(Won)	229,474	(Won)	182,527	(Won)	412,001

Earnings per share	(Won)	1,141	(Won)	908	(Won)	2,049

Diluted earnings per share	(Won)	1,141	(Won)	908	(Won)	2,049

Condensed statement of cash flows:

	Jan. 1, 2006- Aug. 20, 2006		Aug. 20, 2006- Dec. 31, 2006		Total
	(Unaudited)		(Unaudited)
Cash flows from operating activities	(Won)	1,094,810	(Won)	848,919	(Won)	1,943,729
Cash flows from investing activities		(704,525)		(156,858)		(861,383)
Cash flows from financing activities		(403,874)		(380,139)		(784,013)

Net increase (decrease) in cash and cash equivalents		(13,589)		311,922		298,333
Decrease from changes in consolidated subsidiaries		(15,221)		—		(15,221)
Cash and cash equivalents at beginning of the year		307,600		278,790		307,600

Cash and cash equivalents at end of the year	(Won)	278,790	(Won)	590,712	(Won)	590,712

KT FREETEL CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The effects of the significant adjustments to net earnings that are required if U.S. GAAP were applied instead of Korean GAAP are summarized as follows (Won in millions, except per share amounts):

	Jan. 1, 2006- Aug. 20, 2006		Aug. 20, 2006- Dec. 31, 2006		Total
	(Unaudited)		(Unaudited)
Net income under Korean GAAP	(Won)	229,474	(Won)	182,527	(Won)	412,001

Adjustments:
(3) Capitalization of foreign currency translation gain (loss), net		(287)		59		(228)
(4) Interest capitalization		(1,777)		(104)		(1,881)
(5) Licensing cost		(18,885)		(10,698)		(29,583)
(6) Deferred charges		5,389		(580)		4,809
(7) Revenue recognition		(7,305)		(7,985)		(15,290)
(10) Merger with KT ICOM		5,157		1,483		6,640
(12) Disposal of trade accounts and notes receivable		(79)		(68)		(147)
(13) Investor- level goodwill		1,413		515		1,928
Deferred tax effect of U.S. GAAP adjustments		20,993		3,749		24,742

		4,619		(13,629)		(9,010)

Adjusted net income under U.S. GAAP	(Won)	234,093	(Won)	168,898	(Won)	402,991

Basic earnings per share	(Won)	1,164	(Won)	840	(Won)	2,004

Diluted earnings per share	(Won)	1,164	(Won)	840	(Won)	2,004

The following table reconciles cash flows from operating, investing and financing activities for the period from January 1, 2006 to August 20, 2006 and from August 21, 2006 to December 31, 2006 under Korean GAAP, as reported in the consolidated financial statements to cash flows from operating, investing and financing activities for the period from January 1, 2006 to August 20, 2006 and from August 21, 2006 to December 31, 2006 under U.S. GAAP (in millions of Korean won):

	Jan. 1, 2006- Aug. 20, 2006		Aug. 20, 2006- Dec. 31, 2006		Total
	(Unaudited)		(Unaudited)
Cash flows from operating activities based on Korean GAAP	(Won)	1,094,810	(Won)	848,919	(Won)	1,943,729
Adjustments :
Trading securities		(32,545)		274,368		241,823

Cash flows from operating activities based on U.S. GAAP	(Won)	1,062,265	(Won)	1,123,287	(Won)	2,185,552

Cash flows from investing activities based on Korean GAAP	(Won)	(704,525)	(Won)	(156,858)	(Won)	(861,383)
Adjustments :
Trading securities		32,545		(274,368)		(241,823)

Cash flows from investing activities based on U.S. GAAP	(Won)	(671,980)	(Won)	(431,226)	(Won)	(1,103,206)

Cash flows from financing activities based on Korean GAAP	(Won)	(403,874)	(Won)	(380,139)	(Won)	(784,013)
Adjustments :		—		—		—

Cash flows from financing activities based on U.S. GAAP	(Won)	(403,874)	(Won)	(380,139)	(Won)	(784,013)

Cash and cash equivalents at end of the year based on Korean GAAP	(Won)	278,790	(Won)	590,712	(Won)	590,712
Adjustments :		—		—		—

Cash and cash equivalents at end of the year based on U.S. GAAP	(Won)	278,790	(Won)	590,712	(Won)	590,712

Independent Accountants’ Review Report

To the Shareholders and Board of Directors of

KT Freetel Co., Ltd.:

We have reviewed the accompanying condensed consolidated balance sheet of KT Freetel Co., Ltd. (“KT Freetel”) and its subsidiaries (collectively referred to as the “Company”) as of August 20, 2006, and the related condensed consolidated statements of income and cash flows for the period from January 1, 2006 to August 20, 2006, all expressed in Korean won. These interim financial statements are the responsibility of the Company’s management. Our responsibility is to issue a report on these interim financial statements based on our reviews.

We conducted our reviews in accordance with standards for review of interim financials statements in the Republic of Korea. Those standards require that we plan and perform the review to obtain moderate assurance as to whether the financial statements are free of material misstatement. A review is limited primarily to inquire of company personnel and analytical procedures applied to financial data, and this provides less assurance than audit. We have no performed an audit and, accordingly, we do not express an audit opinion.

Based on our review, nothing has come to our attention that cause us to believe that condensed consolidated financial statements referred to above are not presented fairly, in all material respects, in accordance with financial accounting standards in the Republic of Korea.

Accounting practices generally accepted in the Republic of Korea vary in certain significant respects from accounting principles generally accepted in the United States of America. Information relating to the nature and effect of such differences is presented in Note 21 to the condensed consolidated financial statements.

Without affecting our conclusion, we draw attention to the following:

As discussed in Note 21, the information related to the shareholders’ equity as previously reported under accounting principles generally accepted in the United States of America has been restated.

This report is intended solely for the information and use of the Shareholders, the boards of directors and managements of the Company and is not intended to be and should not be used by anyone other than these specified parties.

/s/ Deloitte Anjin LLC

Seoul, Korea

May 14, 2007.

KT FREETEL CO., LTD. AND SUBSIDIARIES

CONDENSED CONSOLIDATED BALANCE SHEET

AS OF AUGUST 20, 2006

	Korean Won
	2006
	(In millions)
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	(Won)	278,790
Short-term financial instruments		460,000
Short-term investment securities (Note 6)		322,672
Trade accounts and notes receivable, net of allowance for doubtful accounts of (Won)170,345 million and net of discount on present value of (Won)4,195 million (Notes 4 and 18)		1,216,613
Accounts receivable-other, net of allowance for doubtful accounts of (Won)9,262 million (Note 18)		116,533
Prepaid expenses		15,538
Inventories, net of allowance of (Won)26,068 million (Note 2)		153,450
Short-term loans (Note 5)		10,334
Current portion of deferred income tax assets (Note 16)		123,498
Other current assets		36,325

		2,733,753

NON-CURRENT ASSETS:
Long-term financial instruments (Note 3)		20
Long-term investment securities (Note 7)		25,646
Long-term loans (Note 5)		18,227
Investment securities using the equity method (Note 8)		51,419
Long–term trade accounts and notes receivable, net of discount on present value of (Won)4,794 million (Note 2)		62,677
Guarantee deposits		214,131
Deferred income tax assets (Note 16)		33,871
Property and equipment, net (Note 9)		4,136,338
Intangibles, net (Note 10)		997,510
Other non-current assets		18,090

		5,557,929

Total Assets	(Won)	8,291,682

(Continued)

KT FREETEL CO., LTD. AND SUBSIDIARIES

CONDENSED CONSOLIDATED BALANCE SHEET (CONTINUED)

AS OF AUGUST 20, 2006

	KoreanWon
	2006
	(In millions)
LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES:
Trade accounts and notes payable (Note 18)	(Won)	284,353
Short-term borrowings (Note 11)		72,241
Current portion of debentures, net of discount on current portion of debentures of (Won)241 million (Note 12)		299,759
Accounts payable-other (Note 18)		965,344
Accrued expenses		100,674
Withholdings		118,523
Income tax payable		80,797
Current portion of long-term payable-other, net of discount on present value of (Won)2,373 million (Note 13)		87,627
Current portion of reserve for liabilities (Note 14)		11,689
Other current liabilities		34,184

Total Current Liabilities		2,055,191

LONG-TERM LIABILITIES:
Long-term accounts payable-other, net of discount on present value of (Won)73,350 million (Note 13)		486,650
Long-term debt (Note 11)		20,000
Debentures, net of discount on debenture of (Won)2,300 (Note 12)		1,377,700
Accrued severance indemnities, net (Note 2)		45,063
Reserve for liabilities (Note 14)		8,721
Other long-term liabilities		5,359

Total Long-term Liabilities		1,943,493

Total Liabilities		3,998,684

SHAREHOLDERS’ EQUITY:
Common stock (Note 15)		1,044,181
Capital surplus (Note 15)		1,726,645
Retained earnings		1,510,594
Capital adjustments:
Treasury stock (Note 15)		(2,076)
Unrealized gain on valuation of available-for-sale securities (Notes 6 and 7)		2,924
Equity in capital adjustment of affiliates, net (Note 8)		(76)
Stock compensation (Note 15)		5,155
Foreign-based operation’s translation adjustment		(47)

Total Capital adjustments		5,880

Minority interests		5,698

Total Shareholders’ Equity		4,292,998

Total Liabilities and Shareholders’ Equity	(Won)	8,291,682

See accompanying notes to condensed consolidated financial statements.

KT FREETEL CO., LTD. AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENT OF INCOME

FOR THE PERIOD FROM JANUARY 1, 2006 TO AUGUST 20, 2006

	Korean Won
	2006
	(In millions, except per share amounts)
OPERATING REVENUE (Notes 17 and 18)	(Won)	4,171,956
OPERATING EXPENSES (Notes 17 and 18)		(3,766,567)

OPERATING INCOME		405,389

OTHER INCOME (EXPENSES), NET:
Interest income		15,262
Gain on foreign currency transactions, net		6,225
Gain on foreign currency translation, net		218
Gain on disposal of short-term investment securities, net		15,554
Gain on valuation of short-term investment securities, net (Note 6)		2,785
Interest expense		(93,164)
Loss on disposal of trade accounts and notes receivable (Note 4)		(9,087)
Loss on disposal of property and equipment, net		(25,038)
Equity in losses of affiliates, net (Note 8)		(1,180)
Gain on disposal of long-term investment securities, net		221
Recovery of impairment loss on short-term investment securities		11,072
Impairment loss on intangible assets (Note 10)		(8,298)
Loss on cancellation of a lease contract		(22,695)
Other, net		(5,155)

		(113,280)

ORDINARY INCOME		292,109

INCOME BEFORE INCOME TAX		292,109
INCOME TAX EXPENSE (Note 16)		67,197

INCOME BEFORE MINORITY INTERESTS		224,912
MINORITY INTERESTS IN NET LOSSES OF CONSOLIDATED SUBSIDIARIES, NET		4,562

NET INCOME	(Won)	229,474

EARNINGS PER SHARE (Note 2)	(Won)	1,141

DILUTED EARNINGS PER SHARE (Note 2)	(Won)	1,141

See accompanying notes to condensed consolidated financial statements.

KT FREETEL CO., LTD. AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS

FOR THE PERIOD FROM JANUARY 1, 2006 TO AUGUST 20, 2006

	Korean Won
	2006
	(In millions)
CASH FLOWS FROM OPERATING ACTIVITIES
Net income	(Won)	229,474

Addition of expenses not involving cash outflows:
Loss on disposal of trade accounts and notes receivable		9,087
Loss on disposal of property and equipment, net		25,038
Depreciation		663,505
Amortization of intangibles		83,997
Interest expense		15,918
Provision for severance indemnities		9,524
Equity in losses of affiliates, net		1,180
Stock compensation expense		193
Bad debt expense		60,726
Impairment loss on intangible assets		8,298
Other		7,177

		884,643

Deduction of revenues not involving cash inflows:
Gain on foreign currency translation, net		223
Gain on disposal of short-term investment securities, net		15,554
Gain on valuation of short-term investment securities, net		2,785
Gain on disposal of long-term investment securities, net		221
Recovery of impairment loss on short-term investment securities		11,072
Minority interest in net losses of consolidated subsidiaries		4,562
Other		702

		35,119

Changes in assets and liabilities resulting from operations:
Increase in trade accounts and notes receivable		(149,375)
Increase in accounts receivable-other		(10,531)
Increase in prepaid expenses		(2,808)
Decrease in inventories		67,536
Increase in other current assets		(10,692)
Decrease in deferred income tax assets		7,868
Increase in long-term accounts receivable		(6,719)
Payment of severance indemnities		(6,824)
Decrease in trade accounts and notes payable		(40,905)
Increase in accounts payable-other		217,160
Decrease in accrued expenses		(42,977)
Increase in withholdings		16,621
Decrease in income tax payable		(13,183)
Decrease in other current liabilities		(5,172)
Decrease in reserve for liabilities		(5,423)
Other		1,236

		15,812

Net cash flows provided by operating activities		1,094,810

(Continued)

KT FREETEL CO., LTD. AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS (CONTINUED)

FOR THE PERIOD FROM JANUARY 1, 2006 TO AUGUST 20, 2006

	Korean Won
	2006
	(In millions)
CASH FLOWS FROM INVESTING ACTIVITIES:
Cash inflows from investing activities:
Proceeds from disposal of short-term financial instruments	(Won)	895,000
Proceeds from sale of short-term investment securities		1,082,311
Proceeds from sale of long-term investment securities		1,004
Collection of short-term loans		7,450
Withdrawal of guarantee deposits		23,147
Proceeds from disposal of property and equipment		1,344
Proceeds from disposal of intangibles		80
Other		760

		2,011,096

Cash outflows from investing activities:
Purchase of short-term financial instruments		925,000
Purchase of short-term investment securities		1,028,500
Purchase of long-term investment securities		665
Payment of guarantee deposits		12,877
Acquisition of property and equipment		719,695
Increase in intangibles		24,251
Lending of long-term loans		770
Other		3,864

		2,715,622

Net cash flows used in investing activities		(704,526)

CASH FLOWS FROM FINANCING ACTIVITIES:
Cash inflows from financing activities:
Proceeds from short-term borrowings	(Won)	45,011
Proceeds from long-term borrowings		10,000
Others		5,253

		60,264

Cash outflows from financing activities:
Repayment of current portion of long-term debt		340,280
Payment of dividend		120,688
Others		3,171

		464,139

Net cash flows used in financing activities		(403,875)

DECREASE IN CASH AND CASH EQUIVALENTS		(13,591)
DECREASE FROM CHANGES IN CONSOLIDATED SUBSIDIARIES		(15,221)
INCREASE FROM CHANGES IN EXCHANGE RATE		2
CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD		307,600

CASH AND CASH EQUIVALENTS, END OF PERIOD	(Won)	278,790

See accompanying notes to condensed consolidated financial statements

KT FREETEL CO., LTD. AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS (CONTINUED)

FOR THE PERIOD FROM JANUARY 1, 2006 TO AUGUST 20, 2006

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION

	Korean Won
	2006
	(In millions)
NON-CASH TRANSACTIONS:
Transfer of debentures to current portion	(Won)	300,000
Transfer of long-term investment securities to current portion		104,305
Transfer of long-term loans to current portion		9,507
Recognition of gain on valuation of investment securities as capital adjustments		66
Recognition of equity in capital adjustment of affiliates		(918)
Transfer of long-term account payable-other to current portion		90,000
Retirement of loss on disposal of treasury stock		17,457

See accompanying notes to condensed consolidated financial statements.

KT FREETEL CO., LTD. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

AS OF AUGUST 20, 2006 AND FOR THE PERIOD FROM JANUARY 1, 2006 TO AUGUST 20, 2006

1. GENERAL:

(1) KT Freetel Co., Ltd.

KT Freetel Co., Ltd was incorporated on January 3, 1997, under the Commercial Code of the Republic of Korea, and listed on the Korean Securities Dealers Association Automated Quotation System (the KOSDAQ) in December 1999. On April 19, 2004, the Company transferred the listing of its shares from the KOSDAQ to the Korea Stock Exchange. The Company is currently engaged in providing personal communications service (“PCS”), value added services, and sale and lease of personal communication devices in Korea. KT Corporation is the parent of the Company. As of August 20, 2006, KT Corporation consolidated the Company as KT Corporation acquired additional 12,489,850 shares (representing 6.21% of the Company) through the period then ended.

As of August 20, 2006, the shareholders of KT Freetel are as follows:

	Number of shares	Percentage of ownership (%)
KT Corporation	102,129,938	50.76
NTT DoCoMo, Inc	20,176,309	10.03
Qualcomm Incorporated	4,416,350	2.19
Microsoft Corp	2,030,000	1.01
HyoSung Corp.	3,017,276	1.50
Others	69,438,218	34.51

	201,208,091	100.00

(2) Consolidated Subsidiaries

The condensed consolidated interim financial statement include the accounts of the Company and its controlled subsidiaries, except that company whose total assets as of December 31 of the prior year are less than (Won)7,000 million are excluded from consolidation. Generally, control is deemed to exist when the investor has more than 50 percent of the total outstanding voting stock or when the investor is the largest shareholders and owns more than 30 percent of the total outstanding voting stock.

The condensed consolidated interim financial statement include the account of KT Freetel and the controlled subsidiary listed below (collectively referred to as the “Company”), of which KT Freetel owns a majority of the issued shares. All inter-company accounts and transactions have been eliminated in consolidation.

	Year control was obtained	Ownership Percentage				Primary business
Subsidiary		2003	2004	2005	2006
KTF Technologies Co., Ltd. (“KTF Technologies”)	2002	57.40	70.75	73.05	74.94	Developing and manufacturing of PCS handsets
KTFMhows Co., Ltd. (“KTFMhows”)	2004	—	51.00	51.00	51.00	Mobile advertisement
PT.KTF Indonesia (“KTF Indonesia”)	2004	—	99.00	99.00	99.00	Providing PCS

KT FREETEL CO., LTD. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

On November 30, 2002, KT Freetel exercised the conversion right of convertible bonds at (Won)5,000 per share to acquire an additional 400,000 shares of common stock of KTF Technologies. The acquisition of KTF Technologies’ common stock was recorded in accordance with the purchase method of accounting. As a result of this acquisition, the Company recorded (Won)3,258 million of negative goodwill for the fair value of KTF Technologies’ net assets in excess of the acquisition cost. Negative goodwill is recognized as income on a systematic basis over the remaining weighted average useful life (5 years) of the identified acquired depreciable or amortizable assets.

On June 17, 2004, September 30, 2005 and March 23, 2006, KT Freetel acquired KTF Technologies’ minority interests, which represent the subsidiary’s outstanding common stocks of 13.35%, 2.30% and 1.88%, respectively. As a result of these acquisitions, the Company recorded the excess of the acquisition cost over the book value of KTF Technologies’ net assets to capital surplus of (Won)953 million in 2004 and the excess of the book value of KTF Technologies’ net assets over the acquisition costs to capital surplus of (Won)580 million in 2005 and the excess of the acquisition cost over the book value of KTF Technologies’ net assets to capital surplus of (Won)1,132 million in 2006.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Basis of Financial Statement Presentation

The Company maintains its official accounting records in Korean won and prepares statutory financial statements in the Korean language (Hangul) in conformity with the accounting principles generally accepted in the Republic of Korea. Certain accounting principles applied by the Company that conform with financial accounting standards and accounting principles in the Republic of Korea may not conform with generally accepted accounting principles in other countries. Accordingly, these condensed consolidated interim financial statements are intended for use by those who are informed about Korean accounting principles and practices. The accompanying financial statements have been condensed, restructured and translated into English (with certain expanded descriptions) from the Korean language financial statements. In addition, we have added Note 21 “Reconciliation to Accounting Principles generally Accepted in the United states” to the accompanying financial statements.

Significant accounting policies followed by the Company in preparing the accompanying financial statements are summarized as follows:

Adoption of Newly Effective Statements of Korea Accounting Standards

The Company prepared its financial statements in accordance with the revised Statements of Korea Accounting Standards (“SKAS”), which are effective from January 1, 2006.

The Company newly adopted the Statements of Korea Accounting Standards (“SKAS”) No. 18-”Interests in Joint Ventures”, No. 19-”Lease” and No. 20-”Related Party Disclosures”, effective from January 1, 2006.

Use of Estimates

The preparation of financial statements in accordance with Korean GAAP requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Actual results could differ from those estimates and may affect amounts reported in future periods. Management believes that the estimates are reasonable.

KT FREETEL CO., LTD. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Revenue Recognition

The Company’s revenues are principally derived from sales of PCS handsets and PCS service revenues, which consist of non-refundable activation fees, fixed monthly access fees and usage charges. The Company recognizes sales on PCS handsets when these are delivered to the dealers, fixed monthly access fees in the period of service, and usage charges and non-refundable activation fees at the time services are rendered.

Handset Subsidies

Effective March 27, 2006, the Telecommunication Law of Korea was revised to allow wireless carriers to provide handset subsidies to customers who have maintained their wireless account with the same carrier for 18 months or longer. The Company commenced its handset subsidy program on the effective date of the revised Telecommunication Law and included a clause in the service contract which allows the Company to change the terms of its subsidy program, including the Company’s ability to terminate the program at any time after a thirty day notice to its customers. Under this subsidy program, the Company provides handset subsidies to customers that have maintained their wireless account with any one carrier for 18 months or longer during the past 2 years. Handset subsidies given for the new or renewed customer relationship are expensed as incurred. In the event that the Company provides illegal handset subsidies to customers, Korea Communications Commission may assess levy fines and penalties.

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

Changes in allowance for doubtful trade accounts and notes receivable and accounts receivable-other for the period from January 1, 2006 to August 20, 2006 are summarized as follows (Won in millions):

	Amount
Beginning of period	(Won)	158,332
Write-offs		(39,451)

		118,881
Provision		60,726

End of period	(Won)	179,607

Inventories

Inventories are stated at the lower of cost or net realizable value, cost being determined using the average cost method. If the net realizable value of inventories is lower than cost, inventories are adjusted to net realizable value and the difference between cost and revalued amount is charged to current operations.

KT FREETEL CO., LTD. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Inventories as of August 20, 2006 consist of the following (Won in millions):

	Amount
Merchandise	(Won)	153,416
Finished goods		8,101
Raw materials		17,345
Stored goods		21
Others		635

		179,518
Allowance for valuation loss		(26,068)

End of period	(Won)	153,450

Investment Securities Other than those Accounted for Using the Equity Method

(1) Classification of Securities

At acquisition, the Company classifies securities into one of the three categories: trading, held-to-maturity or available-for-sale. Trading securities are those that were acquired principally to generate profits from short-term fluctuations in prices. Held-to-maturity securities are those with fixed and determinable payments and fixed maturity that an enterprise has the positive intent and ability to hold to maturity. Available-for-sale securities are those not classified as either held-to-maturity or trading securities. Trading securities are classified as short-term investment securities, whereas available-for-sale securities and held-to-maturity securities are classified as long-term investment securities, except for those maturity dates or whose likelihood of being disposed of are within one year from the balance sheet date, which are classified as short-term investment security.

(2) Valuation of Securities

Securities are recognized initially at cost, which includes the market value of the consideration given and incidental expenses. If the market price of the consideration given is not available, the market prices of the securities purchased are used as the basis of measurement. If neither the market price of the consideration given nor those of the acquired securities are available, the acquisition cost is measured at the best estimate of its fair value.

After initial recognition, held-to-maturity securities are valued at amortized cost. The difference between their acquisition costs and face values is amortized over the remaining term of the securities by applying the effective interest method and added to or subtracted from the acquisition costs and interest income of the remaining period. Trading securities are valued at fair value, with unrealized gains or losses included in current operations. Available-for-sale securities are also valued at fair value, with unrealized gains or losses included in capital adjustments, until the securities are sold or if the securities are determined to be impaired and the lump-sum cumulative amount of capital adjustments are reflected in current operations. However, available-for-sale securities that are not traded in an active market and whose fair values cannot be reliably estimated are accounted under the cost method. For those securities that are traded in an active market (marketable securities), fair values refer to the quoted market prices, which are measured as the closing price at the balance sheet date.

Securities are evaluated at each balance sheet date to determine whether there is any objective evidence of impairment loss. When any such evidence exists, unless there is a clear counter-evidence that recognition of impairment is unnecessary, the Company estimates the recoverable amount of the impaired security and recognizes any impairment loss in current operations. The amount of impairment loss of held-to-maturity

KT FREETEL CO., LTD. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

securities or non-marketable equity securities is measured as the difference between the recoverable amount and the carrying amount. The recoverable amount of held-to-maturity securities is the present value of expected future cash flows discounted at the securities’ original effective interest rate. For available-for-sale debt or equity securities, the amount of impairment loss to be recognized in the current period is determined by subtracting the amount of impairment loss of the debt or equity security from the amount of amortized cost in excess of the recoverable amount for debt securities or from the amount of acquisition cost in excess of fair value for equity securities.

If the realizable value subsequently recovers, in case of a security stated at fair value, the increase in value is recorded in current operations, up to the amount of the previously recognized impairment loss, while a security stated at amortized cost or acquisition cost, the increase in value is recorded in current operations, so that its recovered value does not exceed what its amortized cost would be as of the recovery date if there had been no impairment loss.

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

Depreciation is computed using the straight-line method based on the estimated useful lives of the assets as follows:

Estimated useful lives
Buildings and structures	15~30 years
Machinery and equipment	5~8 years
Vehicles	4~8 years
Other	4~8 years

Capitalization of Financing Costs

Interest expense, discount and other financial charges, including certain foreign exchange translation gains and losses on borrowings associated with the manufacture, purchase, or construction of property and equipment, incurred prior to the completion of the acquisition, were capitalized until the year ended December 31, 2002, and no longer capitalized commencing from January 1, 2003 in accordance with SKAS No. 7.

Long-Lived Assets

Long-lived assets are subject to review for impairment on an annual basis and whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. An impairment loss is recognized when estimated undiscounted future net cash flows expected to result from the use of the asset and its eventual disposition are less than its carrying amount. If such assets are considered to be impaired, the impairment to be recognized is measured as the amount by which the carrying amount of the assets exceeds the fair value of the assets.

KT FREETEL CO., LTD. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Leases

Lease agreements that include a bargain purchase option, result in the transfer of ownership by the end of the lease term, have a term equal to at least 75% of the estimated economic life of the leased property or where the present value of the minimum lease payments at the beginning of the lease term equals or exceeds 90% of the fair value of the leased property are accounted for as capital leases. All other leases are accounted for as operating leases. Assets and liabilities related to capital leases are recorded as property, plant and equipment and long-term debt, respectively, and the related interest is calculated using the effective interest rate method. For operating leases, the future minimum lease payments are expensed ratably over the lease term while contingent rentals are expensed as incurred.

Intangibles

Intangible assets are stated at cost, net of accumulated amortization computed using the straight-line method over the useful lives of the assets as described below.

Estimated useful lives
Frequency use rights	13 years
Intellectual property rights	5~10 years
Facility use rights	10~20 years
Development costs	2~5 years
Other	5 years

Long-term Trade Accounts and Notes Receivable

Long-term trade accounts and notes receivable are recorded at the net present value of future cash flows, calculated using the effective interest rate at the time of the contract execution. The difference between the nominal value and the present value of these accounts and notes receivable is amortized over the contract period using the effective interest rate method. The amortization is recognized as interest income. Long-term trade accounts and notes receivable, composed of handset installment receivables, as of August 20, 2006 is recorded at net present value using the weighted average borrowing interest rate as follows (Won in millions):

	Amount
Long-term trade accounts and notes receivable	(Won)	67,471
Discount		(4,794)

	(Won)	62,677

Discounts on Debentures

Discounts on debentures are amortized over the redemption period of the debentures using the effective interest rate method. Amortization of discounts is recognized as interest expense.

Accrued Severance Indemnities

All employees with more than one year of service are entitled to receive a lump-sum payment upon termination of their employment with the Company, based on their length of service and rate of pay at the time of termination. The severance indemnities that would be payable assuming all eligible employees were to resign at the balance sheet date amount to (Won)45,063 million as of August 20, 2006.

KT FREETEL CO., LTD. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Changes in accrued severance indemnities for the period from January 1, 2006 to August 20, 2006 are as follows (Won in millions):

	Amount
Beginning of period	(Won)	41,780
Severance payments		(6,824)

		34,956
Provision(*)		10,058
Other changes		49

Net severance indemnities	(Won)	45,063

(*)	(Won)534 million of provision is transferred to development cost.

Foreign Currency Translation of Foreign Subsidiaries

In translating the foreign currency financial statements of the Company’s overseas subsidiaries into Koran won, the Company presents the translation gain or loss as a foreign- based operation’s translation adjustment in the capital adjustment section of the balance sheet. The translation gain or loss arises from the application of different exchange rates; the year-end rate for balance sheet items except shareholders’ equity, the historical rate for shareholders’ equity and average rate for statement of income items.

Accounting for Foreign Currency Transactions and Translation

The Company maintains its accounts in Korean won. Transactions in foreign currencies are recorded in Korean won based on the prevailing rates of exchange on the transaction date. Monetary accounts with balances denominated in foreign currencies are recorded and reported in the accompanying financial statements at the exchange rates prevailing at the balance sheet date and the translation gains or losses are reflected in current operations. The balances have been translated using the rate of (Won)961.70 to US$ 1.00 at August 20, 2006.

Accounting for Derivative Instruments

All derivative instruments are accounted for at fair value with the valuation gain or loss recorded as an asset or liability. If the derivative instruments are not part of a transaction qualifying as a hedge, the adjustment to fair value is reflected in current operations. The accounting for derivative transactions that are part of a qualified hedge based on both the purpose of the transaction and on meeting the specified criteria for hedge accounting differs depending on whether the transaction is a fair value hedge or a cash flow hedge. Fair value hedge accounting is applied to a derivative instrument designated as hedging the exposure to changes in the fair value of an asset or a liability or a firm commitment (hedged item) that is attributable to a particular risk. The gain or loss on both the hedging derivative instruments and on the hedged item attributable to the hedged risk is reflected in current operations.

Cash flow hedge accounting is applied to a derivative instrument designated as hedging the exposure to variability in expected future cash flows of an asset or liability or a forecasted transaction that is attributable to a particular risk.

The effective portion of gain or loss on a derivative instrument designated as a cash flow hedge is recorded as a capital adjustment and the ineffective portion is recorded in current operations. The effective portion of gain or loss recorded as a capital adjustment is reclassified to current earnings in the same period during which the hedged forecasted transaction affects earnings. If the hedged transaction results in the acquisition of an asset or the incurrence of a liability, the gain or loss in capital adjustment is added to or deducted from the asset or the liability.

KT FREETEL CO., LTD. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Income Tax

The provision for income tax consists of the corporate income tax and resident surtax currently payable and changes in deferred income taxes for the period. The Company recognizes deferred taxes arising from temporary differences between amounts reported for financial accounting and income tax purposes. Deferred income taxes will be offset against those incurred in the future, if any. Deferred income taxes are recalculated based on the actual rate, effective at each balance sheet date (See Note 16).

Stock Compensation Expense

The Company uses the fair value based method of accounting for its employee stock option compensation plan (see Note 15). Under the fair value based method, compensation cost is measured at the grant date based on the value of the award and is recognized over the service period. For stock options, fair value is determined using an option-pricing model that takes into account the stock price at the grant date, the exercise price, the expected life of the option, the volatility of the underlying stock, expected dividends and the current risk-free interest rate for the expected life of the option. The computed deferred compensation expenses are allocated over the contracted vesting period. When the stock options are exercised with the issuance of new shares, the difference between the exercise price plus the stock option cost recorded in the capital adjustment account and the par value of the new shares issued, is recorded as additional paid-in capital (See Note 15).

Basic and Diluted Ordinary Income per Share and Earnings per Share

Ordinary income per share and earnings per share are computed by dividing ordinary income (after deducting the income tax effect) and net income by the weighted average number of common shares outstanding during the period. The number of shares used in computing earnings and ordinary income per share was 201,147 thousand shares for the period from January 1, 2006 to August 20, 2006.

Diluted ordinary income per share and earnings per share are computed by dividing diluted ordinary income (after deducting the income tax effect) and net income by the weighted average diluted number of common shares outstanding, which includes the additional common shares that would have been outstanding if the dilutive potential common shares had been issued during the period. The number of shares used in computing diluted ordinary income per share and earnings per share amounts for the period from January 1, 2006 to August 20, 2006 were 201,147 thousand shares. Diluted ordinary income and earnings for the period from January 1, 2006 to August 20, 2006 were (Won)229,474 million.

The dilutive potential shares as of August 20, 2006 are as follows:

	Exercise period	Number of common shares to be issued
Stock options	March 29, 2004~March 28, 2009	18,000
Stock options	March 25, 2005~March 24, 2010	44,800
Stock options	September 9, 2005~September 8, 2010	320,913
Stock options	March 5, 2007~March 4, 2012	128,800

3. RESTRICTED DEPOSITS:

As of August 20, 2006, the deposits under long-term financial instruments amounting to (Won)20 million are subject to withdrawal restrictions as collateral for borrowings and guarantee of checking accounts.

KT FREETEL CO., LTD. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

4. DISPOSAL OF TRADE ACCOUNTS AND NOTES RECEIVABLE:

On December 19, 2003, the Company transferred PCS service receivables account with a total balance of (Won)253,247 million as of October 31, 2003 to Shinhan Bank Trust. The Company received (Won)200,000 million of cash and (Won)53,247 million of beneficiary certificate as a result of transferring such PCS service receivable account, for which the outstanding balance is revolved on a continuous basis through February 28, 2007 with Shinhan Bank Trust. In connection with revolving the outstanding balance of PCS service receivable accounts, the Company recognized a “loss on disposal of trade accounts and notes receivable” of (Won)7,905 million for the period from January 1, 2006 to August 20, 2006.

5. LOANS TO EMPLOYEES:

As of August 20, 2006, the Company has provided loans to its employees for tuition and purchase of KT Freetel’s stock with the balance of (Won)973 million in short-term loans and (Won)783 million in long-term loans.

6. SHORT-TERM INVESTMENT SECURITIES:

(1)	Short-term investment securities as of August 20, 2006 are as follows (Won in millions):

	Amount
Trading securities:
Beneficiary certificates	(Won)	282,785
Available-for-sale securities:
Listed equity securities		328
Held-to-maturity securities:
Beneficiary certificates		39,559

	(Won)	322,672

(2) Trading securities as of August 20, 2006 are as follows (Won in millions):

	2006
	Acquisition cost		Fair value		Gain on valuation
Trading securities:
Beneficiary certificates	(Won)	280,000	(Won)	282,785	(Won)	2,785

The gain on valuation of trading securities is recorded in current operations.

(3) Listed equity securities as of August 20, 2006 are as follows (Won in millions):

	2006
	Acquisition cost		Fair value		Gain on valuation
Empas.com	(Won)	157	(Won)	328	(Won)	171

The gain on valuation (before tax effect) of the above listed equity securities is recorded in capital adjustments.

(4)	Held-to-maturity securities as of August 20, 2006 are as follows (Won in millions):

	2006
	Acquisition cost		Book value

Beneficiary certificates	(Won)	80,150	(Won)	39,559

KT FREETEL CO., LTD. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The Company acquired the above beneficiary certificates issued by Shinhan Bank Trust in relation to the disposal of trade accounts and notes receivable, and reclassified those beneficiary certificates into short-term investment securities (Note 4). The Company recognized the difference between fair value and acquisition cost as impairment loss as the related securities were determined to be other than temporarily impaired.

7. LONG-TERM INVESTMENT SECURITIES:

(1) Long-term investment securities as of August 20, 2006 are as follows (Won in millions):

	Amount
Available-for-sale securities:
Listed equity securities	(Won)	7,413
Non-listed equity securities		13,791
Investments in funds		2,863
Debt securities		1,579

	(Won)	25,646

(2) Listed equity securities as of August 20, 2006 are as follows (Won in millions):

	2006
	Acquisition cost		Fair value		Gain (loss) on valuation
Wide Telecom Co.	(Won)	300	(Won)	12	(Won)	(288)
Gaeasoft Co., Ltd.		532		777		245
KRTnet Corp.		1,954		3,868		1,914
Geotel Co., Ltd.		262		1,820		1,558
Beneficiary certificates		503		936		433

	(Won)	3,551	(Won)	7,413	(Won)	3,862

The gain (loss) on valuation (before tax effect) of the above listed equity securities is included in capital adjustments.

KT FREETEL CO., LTD. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(3) Non-listed equity securities as of August 20, 2006 are as follows (Won in millions):

	2006
	Ownership (%)	Acquisition cost		Net asset value		Book Value

Mondex Korea Co., Ltd.	6.02	(Won)	920	(Won)	—	(Won)	—
Internet Metix Inc.	2.00		200		36		23
Inews24. Co., Ltd.	2.83		350		8		—
The Radio News Co., Ltd.	10.73		624		—		—
Prime Venture Capital Co., Ltd.	4.00		1,000		160		—
Onse Telecom Corp.	0.17		2,148		107		105
NAZCA Entertainment Co., Ltd.	7.13		500		82		46
Toysoft Co., Ltd	8.78		500		26		28
CXP, Inc.(EX: Ohmylove Co., Ltd.)	12.06		1,200		98		131
IMM Investment Corp.	1.09		500		314		210
Citylover Co., Ltd.	3.45		38		—		—
Vacom Wireless, Inc.	16.77		1,880		1,106		719
Mobizon Co., Ltd.	2.25		48		11		48
MDS Planning Co., Ltd.	4.00		120		—		1
WIZcommunications Co., Ltd.	10.91		290		384		290
Intromobile Co., Ltd.	8.00		200		556		200
Korea Smart Card Co., Ltd.	1.06		326		96		326
Directmedia Co., Ltd.	12.87		435		290		248
Ncerti Co., Ltd.(*)	19.90		328		362		328
Neighbor System, Inc.	10.40		525		445		525
Mobition Co., Ltd.(*)	19.00		67		21		67
PT. Mobile 8	2.50		9,348		9,348		9,348
PT. Freecoms(*)	19.90		263		263		263
Others	—		1,243		1,206		885

		(Won)	23,053	(Won)	14,919	(Won)	13,791

(*)	The Company is not able to exercise significant influence over Ncerti Co., Ltd, Mobition Co., Ltd and PT. Freecoms through its voting rights or other means.

(4) Investments in funds as of August 20, 2006 are as follows (Won in millions):

	2006
	Ownership (%)	Acquisition cost		Book value
CEC Mobile Ltd.	16.67	(Won)	4,456	(Won)	1,509
Engineering Financial Cooperative	0.01		15		15
MIC2001-4TG Venture	5.00		650		650
KTOA	—		689		689

		(Won)	5,810	(Won)	2,863

(5) Debt securities as of August 20, 2006 are as follows (Won in millions):

	2006
	Acquisition cost		Book value
Government bonds	(Won)	1,579	(Won)	1,579

KT FREETEL CO., LTD. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(6) Maturities of debt securities as of August 20, 2006 are as follows (Won in millions):

	1-5 years		6-10 years
Government bonds	(Won)	1,563	(Won)	16

8. INVESTMENT SECURITIES USING THE EQUITY METHOD:

(1) Investment securities using the equity method as of August 20, 2006 are as follows (Won in millions):

		2006
	Ownership (%)	Acquisition cost		Book value
Korea Digital Satellite Broadcasting Co., Ltd.	2.12	(Won)	9,954	(Won)	—
Harex Info Tech Ltd.	21.17		3,375		2,218
Korea IT Fund	10.00		30,000		31,363
Korea Telecom Strategy Fund	10.00		2,000		1,842
ENtoB Corp.	3.13		500		632
Boston Enterprise Partners(*)	39.02		8,000		7,918
Sidus FNH Corp.	15.30		8,400		7,446

		(Won)	62,229	(Won)	51,419

(*)	The Company excluded Boston Enterprise Partners from consolidated subsidiary because the Company is not able to exercise control over it.

Together with KT Corporation’s ownership, the Company is able to exercise significant influence over Korea Digital Satellite Broadcasting Co., Ltd., Korea IT Fund, Korea Telecom Strategy Fund, ENtoB Corp and Sidus FNH.

The Company discontinued accounting its investment in Korea Digital Satellite Broadcasting Co., Ltd. (KDB) under the equity method since the net book value of such investee is below zero. The unrecognized equity losses not reported in the accompanying financial statements of KDB are (Won)242 million for the period from January 1, 2006 to August 20, 2006.

(2) Details of valuation using the equity method for the period from January 1, 2006 to August 20, 2006 are as follows (Won in millions):

	Beginning of period		Acquisition and reclassification		Equity in Earnings (losses)		Other changes(*)		End of period
Harex Info Tech Ltd.	(Won)	2,698	(Won)	—	(Won)	(480)	(Won)	—	(Won)	2,218
KTFMhows Co., Ltd.		2,508						(2,508)		—
Korea IT Fund		30,857		—		506		—		31,363
Korea Telecom Strategy Fund		2,015		—		(193)		20		1,842
ENtoB Corp.		630		—		2		—		632
Boston Enterprise Partners		—		—		(61)		7,979		7,918
Sidus FNH Corp.		8,400		—		(954)		—		7,446

	(Won)	47,108	(Won)	—	(Won)	(1,180)	(Won)	5,491	(Won)	51,419

(*)	Other changes are composed of increase from changes in consolidated subsidiaries, acquisition (disposal) amounts of investment securities, dividends and the changes in investment securities in capital adjustments.

KT FREETEL CO., LTD. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The Company recognized equity in capital adjustment of affiliate of (Won)76 million, which were recorded in capital adjustments as of August 20, 2006.

(3) Changes in the difference between acquisition cost and net asset value at the acquisition date as of August 20, 2006 are as follows (Won in millions):

	Beginning of period		Increase		Amortization		End of period
Harex Info Tech Ltd.	(Won)	1,531	(Won)	—	(Won)	255	(Won)	1,276
Sidus FNH Corp.		5,812		—		775		5,037

	(Won)	7,343	(Won)	—	(Won)	1,030	(Won)	6,313

(4) The key financials of investees accounted for using the equity method as of and for the six months ended June 30, 2006 are as follows (Won in millions):

	Total assets		Total liabilities		Sales		Net income (loss)
Korea Digital Satellite Broadcasting Co., Ltd.	(Won)	590,607	(Won)	524,603	(Won)	192,084	(Won)	7,260
Harex Info Tech Ltd.		4,697		248		2,861		(891)
Korea IT Fund		313,633		—		—		6,456
Korea Telecom Strategy Fund		18,583		160		333		161
ENtoB Corp.		50,341		30,114		188,463		274
Boston Enterprise Partners		20,374		85		278		(164)
Sidus FNH Corp.		27,688		11,941		30,559		(1,169)

9. PROPERTY AND EQUIPMENT:

Changes in property and equipment for the period from January 1, 2006 to August 20, 2006 are as follows (Won in millions):

	Beginning of period		Increase				Decrease				End of period
			Acquisition		Other		Disposal		Other
Land	(Won)	119,545	(Won)	13	(Won)	—	(Won)	231	(Won)	—	(Won)	119,327
Buildings and structures		420,966		30		1,662		1,248		524		420,886
Machinery and equipment		7,473,033		12,128		609,982		61,001		41		8,034,101
Vehicles		11,935		11		189		124		—		12,011
Other		820,208		13,265		41,295		19,239		115		855,414
Construction in progress		40,577		694,248		—		—		652,930		81,895

	(Won)	8,886,264	(Won)	719,695	(Won)	653,128	(Won)	81,843	(Won)	653,610	(Won)	9,523,634

	Beginning of period		Increase				Decrease				End of period
			Depreciation(*)		Other		Disposal		Other
Less: Accumulated depreciation
Buildings and structures	(Won)	70,310	(Won)	9,204	(Won)	—	(Won)	294	(Won)	22	(Won)	79,198
Machinery and equipment		4,093,070		580,900		134		36,991		17		4,637,096
Vehicles		9,161		869		1		56		—		9,975
Other		602,245		73,888		63		18,076		112		658,008
Accumulated impairment loss		2,285		734		—		—		—		3,019

		4,777,071	(Won)	665,595	(Won)	198	(Won)	55,417	(Won)	151		5,387,296

Property and equipment, net	(Won)	4,109,193									(Won)	4,136,338

(*)	(Won)2,090 million of depreciation is transferred to development cost.

KT FREETEL CO., LTD. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The market value of the Company’s land based on the official price of land (published by the Ministry of Construction and Traffic) is (Won)142,491 million as of August 20, 2006.

Depreciable assets are insured against fire and other casualty losses up to (Won)1,042,036 million as of August 20, 2006.

10. INTANGIBLES:

(1) Changes in intangibles for the period from January 1, 2006 to August 20, 2006 are as follows (Won in millions):

	Beginning of period		Increase				Decrease				End of period
			Acquisition		Other		Amortization		Other
Intellectual property rights	(Won)	2,363	(Won)	892	(Won)	—	(Won)	357	(Won)	—	(Won)	2,898
Facility use rights		7,786		115		—		873		19		7,009
Frequency use rights		1,021,374		—		—		59,586		—		961,788
Development costs		16,198		15,855		2,951		18,234		8,298		8,472
Other		16,251		7,389		—		5,317		98		18,225
Negative goodwill		(1,295)		—		—		(413)		—		(882)

	(Won)	1,062,677	(Won)	24,251	(Won)	2,951	(Won)	83,954	(Won)	8,415	(Won)	997,510

The Company recognized impairment loss on intangible assets of (Won)8,298 million for the period from January 1, 2006 to August 20, 2006.

(2) Ordinary development costs of (Won)3,965 million were charged to expense for the period from January 1, 2006 to August 20, 2006.

(3) On December 15, 2000, KT ICOM acquired the license to provide third generation mobile services utilizing 2Ghz frequency band (“IMT-2000 service”) with W-CDMA technology. KT ICOM paid (Won)650 billion of the total license fee of (Won)1,300 billion on March 20, 2001 and the remaining balance is required to be paid including interest for the period from 2007 to 2011. On December 4, 2001, MIC granted the license to KT ICOM and assigned the related frequency band, giving KT ICOM the right to provide IMT-2000 services using W-CDMA technology for 15 years from that date.

On March 6, 2003, KT ICOM was merged into the Company, and the Company started to provide IMT-2000 service on December 28, 2003.

KT FREETEL CO., LTD. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

11. BORROWINGS:

(1) Short-term borrowings as of August 20, 2006 are as follows (Won in millions, JPY in millions, U.S dollars in thousands, EUR in thousands, GBP in thousands):

	Interest rate per annum (%)
	2006	Amount
Discounted promissory notes	4.45 ~ 5.38	(Won)	48,015
Usance letter of credit	LIBOR+0.5%		17,057
		US$	(17,736)
	LIBOR+0.5%		1,782
		JPY	(215)
	LIBOR+0.5%		267
		EUR	(147)
	LIBOR+0.5%		120
		GBP	(97)
Other	4.85		5,000

		(Won)	72,241

(2) Lon-term debt as of August 20, 2006 is as follows (Won in millions):

	Interest rate per annum (%)
	2006	Amount
General loans	5.80	(Won)	20,000

12. DEBENTURES:

(1) Debentures as of August 20, 2006 are as follows (Won in millions):

		Interest rate per annum (%)
	Due date	2006	Amount
42nd	Nov. 14, 2007	5.94	(Won)	200,000
44th	Feb. 19, 2009	5.66		360,000
45th	Mar. 15, 2008	5.24		320,000
46th	May 10, 2007	4.61		300,000
47-1st	July 13, 2009	4.95		230,000
47-2nd	July 12, 2011	5.32		70,000
48th	Feb. 15, 2010	5.31		200,000

				1,680,000
Less : Discount on debentures				(2,541)
				1,677,459
Less : Current portion				(299,759)

			(Won)	1,377,700

Discounts on debentures are amortized over the period from the issue date to the maturity date, using the effective interest rate, and the amortized amounts are charged to interest expense.

KT FREETEL CO., LTD. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(2) Payment schedules for the Company’s debentures as of August 20, 2006 are as follows (Won in millions):

Year	Amount
Sep 2006 – Aug 2007	(Won)	300,000
Sep 2007 – Aug 2008		520,000
Sep 2008 – Aug 2009		360,000
Sep 2009 – Aug 2010		430,000
Sep 2010 – Aug 2011		—
Sep 2011 – Aug 2012		70,000

	(Won)	1,680,000

13. LONG-TERM ACCOUNTS PAYABLE-OTHER:

Long-term account payable-other is related to frequency use right required to be paid including applicable interest from 2007 to 2011. Long-term accounts payable-other as of August 20, 2006 is stated at net present value of future cash flows, calculated using the effective interest rate at the time of receipt of frequency use license as follows (Won in millions):

	Amount
Long-term account payable-other	(Won)	650,000
Less : Current portion		(90,000)
Discount		(73,350)

	(Won)	486,650

The maturities of the Company’s long-term account payable-other as of August 20, 2006 are as follows (Won in millions):

Year	Amount
Sep 2006 – Aug 2007	(Won)	90,000
Sep 2007 – Aug 2008		110,000
Sep 2008 – Aug 2009		130,000
Sep 2009 – Aug 2010		150,000
Sep 2010 – Aug 2011		170,000

	(Won)	650,000

14. RESERVE FOR LIABILITIES:

(1) The Company has accounted for the call bonus mileage and warranty, which the Company is obliged to pay to its customers, as reserve for liabilities. Warranties related to sales of handset are one year and are recorded as liability based on the management’s estimate according to the historical experience. Changes in reserve for liabilities for the period from January 1, 2006 to August 20, 2006 are summarized as follows (Won in millions):

Year	Call bonus		Warranty
Beginning of year	(Won)	18,896	(Won)	2,835
Payment		(4,965)		(3,944)
Provision		3,485		4,103

		17,416		2,994
Less : current portion		(8,695)		(2,994)

	(Won)	8,721	(Won)	—

KT FREETEL CO., LTD. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(2) Call bonus mileages provided by the Company expire in 5 years from the date when call bonus mileages are earned. The Company expects its call bonus mileages to be used by customers as follows (Won in millions):

Year	Normal amount		Present value
Sep 2006 – Aug 2007	(Won)	8,923	(Won)	8,695
Sep 2007 – Aug 2008		4,967		4,587
Sep 2008 – Aug 2009		2,667		2,332
Sep 2009 – Aug 2010		1,432		1,186
Sep 2010 – Aug 2011		786		616

	(Won)	18,775	(Won)	17,416

15. SHAREHOLDERS’ EQUITY:

(1) Capital stock

The Company has authorized 400,000,000 common shares of (Won)5,000 par value and issued 201,208,091 shares as of August 20, 2006.

(2) Treasury stock

As of August 20, 2006, the Company holds 61,247 treasury shares and intends to dispose of the treasury stock in near future.

(3) Stock Option Plan

The Company entered into stock option agreements with the Chief Executive Officer and senior managers. The stock option will be vested after two years from the date of grant and can be exercised for five years from the date when they are vested. Upon the exercise of stock options, the Company will issue its common stocks.

The changed in stock options for period from January 1, to August 20, 2006 are as follows (Won in millions):

Date	Number of shares	Weighted average exercise price
Outstanding at beginning of year	512,513	(Won)	31,899
Granted	—		—
Forfeited or expired	—		—
Outstanding at end of period	512,513	(Won)	31,899

Exercisable at end of period	383,713	(Won)	32,301

The details of the stock options granted as of August 20, 2006 are as follows:

Grant Date	Employee	Number of shares	Exercise price/share		Methods	Exercise period
3.29, 2001	Former CEO	18,000	(Won)	41,273	New stock issue	3.29, 2004~3.28, 2009
3.25, 2002	Senior managers	44,800		45,178	New stock issue	3.25, 2005~3.24, 2010
9. 8, 2003	CEO, Senior managers	320,913		30,000	New stock issue	9.9, 2005~9.8, 2010
3. 4, 2005	Senior managers	128,800		30,700	New stock issue	3.5, 2007~3.4, 2012

KT FREETEL CO., LTD. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The Company values stock options granted based on the fair value method (see Note 2). Total compensation expense of (Won)5,316 million was allocated over the vesting period, and the compensation expense charged to operations for the period from January 1, 2006 to August 20, 2006 are (Won)193 million. As of August 20, 2006, approximately 19,299,709 shares of common stocks have been reserved for issuance under the stock option plan.

The principal assumptions made in relation to estimation of compensation expense for the stock options are as follows:

	1st		2nd		3rd		4th
Risk-free interest rate (%)		6.12		6.44		4.31		4.18
Expected life (years)		3		3		3		3
Expected forfeitures per year (%)		—		—		—		—
Volatility (%)		122.33		97.05		63.14		37.33
Fair value per option	(Won)	28,417	(Won)	30,565	(Won)	8,812	(Won)	4,715
Total compensation cost (Won in millions)	(Won)	512	(Won)	1,369	(Won)	2,828	(Won)	607

16. INCOME TAX AND DEFERRED INCOME TAXES:

(1) The statutory corporate income tax rate (including resident surtax) applicable to the Company was approximately 27.5 percent for the period from January 1, 2006 to August 20, 2006. Income tax expense for the period from January 1, 2006 to August 20, 2006 is as follows (Won in millions):

	Amount
Income before income tax	(Won)	292,109
Adjustments:
Permanent differences		37,938
Temporary differences, net		(3,792)

		34,146

Taxable income before tax loss carryforward		326,255
Tax loss carryforward		24,610

Taxable income		301,645
Tax rate (%)		27.5

Tax calculated on taxable income		82,952
Tax credit		(13,019)

Income tax currently payable		69,933
Decrease (increase) in deferred income taxes:
Temporary differences		4,194
Utilization of accumulated tax losses carried forward		(697)
Utilization of accumulated tax credit carried forward		348
Deduction to capital adjustments		(1,109)

Income tax expense	(Won)	67,197

KT FREETEL CO., LTD. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(2) Changes in deferred income tax assets for the period from January 1, 2006 to August 20, 2006 are as follows (Won in millions):

	Amount
Beginning of period	(Won)	163,931
Increase		85,701
Decrease		(92,263)

End of period		157,369
Less : Current portion		123,498

Non-current portion	(Won)	33,871

(3) The tax effects of each type temporary difference that gave rise to a significant portion of the deferred tax assets and liabilities as of August 20, 2006 is as follows (Won in millions):

	Amount
Current
Allowance for doubtful accounts	(Won)	33,592
Accrued expense		17,987
Inventory		9,109
Long-term investment securities		17,893
Tax credit carry forwards		40,000
Reserve for liabilities		2,391
Others		2,526

	(Won)	123,498

Non-current
Provision for severance indemnities	(Won)	7,603
Long-term investment securities		(1,109)
Tax credit carryforwards		22,664
Reserve for liabilities		2,398
Others		2,315

	(Won)	33,871

17. OPERATING REVENUE AND EXPENSES:

(1) Operating revenue for the period from January 1, 2006 to August 20, 2006 consist of the following (Won in millions):

	Amount
PCS	(Won)	2,931,680
Merchandise sales		841,152
Other		399,124

	(Won)	4,171,956

KT FREETEL CO., LTD. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(2) Operating expenses for the period from January 1, 2006 to August 20, 2006 are summarized below (Won in millions).

	Amount
Salaries and wages	(Won)	108,673
Provision for severance indemnities		9,420
Employee welfare		20,623
Rent		82,725
Lease		31,702
Commissions		283,691
Depreciation		662,139
Amortization of intangibles		83,247
Tax and dues (*)		39,055
Interconnection charges		422,539
Leased line charges		222,499
Ordinary development costs		3,965
Sales promotion		192,509
Sales commissions		518,596
Advertisements		86,326
Bad debt		60,726
Water and electricity		37,067
Communications		17,850
Repairs and maintenance		50,913
Cost of handsets		659,561
Other		172,741

	(Won)	3,766,567

(*)	Amounts include fines and penalties of (Won)17,800 million won related to handset subsidies.

18. RELATED PARTY TRANSACTIONS:

(1) Related parties are as follows:

Company
Parent company	KT Corporation

Affiliates	Korea Digital Satellite Broadcasting Co., Ltd, Hares Info Tech Ltd, Korea IT Fund, Korea Telecom Strategy Fund, ENtoB Corp, Boston Enterprise Partners, Sidus FNH Corp

Subsidiaries of the parent company

KT Networks Co., Ltd, KT Hitel Co., Ltd, KT Powertel Co., LTd,

Korea Telecom Japan, KT Submarine Co., LTd, KT Linkus Co., Ltd,

KT Commerce, Inc, KT Rental Co., Ltd, KTCC Co., Ltd, NTC Co., LTd

Internal coporate VentureFund 1,2, KTAI Co., Ltd, KTPI Co., Ltd,

Others	Mobition Co., Ltd

KT FREETEL CO., LTD. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(2) Transactions with related parties for the period from January 1, 2006 to August 20, 2006 are as follows (Won in millions):

Revenues:

	Transaction	2006
KT Corporation	Interconnection charges & others	(Won)	509,943
KT Networks	Interconnection charges & others		1,437
KT Powertel	Interconnection charges & others		2,002
Mobition	Interconnection charges & others		1,349
Others	Interconnection charges & others		68

		(Won)	514,799

Expenses:

	Transaction	2006
KT Corporation	Leased line charges & others	(Won)	304,309
KT Networks	Leased line charges & others		4,273
KT Hitel	Leased line charges & others		3,267
KT Rental	Leased line charges & others		1,815
KT Commerce	Leased line charges & others		1,162
Mobition	Leased line charges & others		2,362
Others	Leased line charges & others		1,568

		(Won)	318,756

(3) Receivables and payables with related parties as of August 20, 2006 are as follows (Won in millions):

	Receivables		Payables
KT Corporation	(Won)	186,567	(Won)	71,578
KT Networks		1		268
KT Hitel		2		2,745
KT Commerce		—		411
Mobition		1,415		87
Others		88		139

	(Won)	188,073	(Won)	75,228

19. SIGNIFICANT CONTRACTS AND CONTINGENTY LIABILITIES:

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

(2) As of August 20, 2006, the Company is faced with 20 lawsuits as the defendant for total claims of (Won)12,603 million and has filed 8 lawsuits as the plaintiff for the total claims of (Won)5,946 million. The management of the Company believes the outcomes of these lawsuits will not have a material impact on the financial statement.

KT FREETEL CO., LTD. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

20. SEGMENT INFORMATION:

The Company has two reportable operating segments: PCS service and sales of PCS handsets. The segments are managed separately based on the difference in products and services. The accounting policies of the segments are the same as those described in Note 2.

Details of the Company’s business segment operations for the period from January 1, 2006 to August 20, 2006 (Won in millions):

	PCS service		PCS handsets		Total
Operating revenue	(Won)	4,107,562	(Won)	64,394	(Won)	4,171,956
Operating income		540,612		(131,050)		409,562
Ordinary income		455,470		(138,846)		316,624
Interest income		15,049		213		15,262
Interest expense		91,464		1,700		93,164
Income tax expense		64,976		2,221		67,197
Depreciation		657,876		4,263		662,139
Property and equipment, net(*)		4,035,209		19,234		4,054,443
Capital expenditures		662,149		57,546		719,695

(*)	Construction in progresses is not included.

21. RECONCILIATION TO ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN THE UNITED STATES:

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

(1) Restatement of previously reported US GAAP information

In the process of preparing the condensed consolidated financial statements as of August 20, 2006 and for the period from January 1, 2006 through August 20, 2006, the Company identified errors in its reconciliation to US GAAP as of and for the year ended December 31, 2005. The errors relate to the application of Statement of Financial Accounting Standards (“SFAS”) No. 141 Business Combination (“SFAS No. 141”) and Statement of Financial Accounting Standards (“SFAS”) No. 109 Accounting for Income Tax (“SFAS No. 109”) in connection with the Company’s merger with KTM.Com Co. Ltd (the “Merger”).

KT FREETEL CO., LTD. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As stated in Note 21 (9), under U.S. GAAP, assets and liabilities related to the Merger were transferred from KTM.Com Co., Ltd. to the Company at fair value and the difference between the fair value of capital stock issued and the fair value of net assets transferred was recorded as intangible assets and goodwill (for which there was no tax base). The Company also recorded deferred tax liabilities for the goodwill and intangible assets against its additional paid in capital. However, under SFAS No. 109, no deferred taxes should be recognized for such goodwill. In addition, under SFAS 141, the deferred tax liabilities recorded for intangible assets should have been recorded against goodwill and not against additional paid in capital. As a result, the US GAAP amounts previously reported as of December 31, 2005 have been restated as follows (Won in million):

	2005
Shareholder’s equity based on U.S. GAAP as previously reported	(Won)	4,649,584
Effect of restatement:
Adjustment to additional paid in capital and retained earnings in connection with 2001		343,960

Shareholder’s equity based on U.S. GAAP as restated	(Won)	4,993,544

(2) Consolidated Subsidiary

Under Korean GAAP, as explained in Note 1(2) to the condensed consolidated interim financial statements, investments in subsidiaries and controlled entities are consolidated, except for companies with total assets as of the prior year end of less than (Won)7,000 million. Generally, substantial control is deemed to exist when the investor is the largest shareholder and owns more than 30 percent of total outstanding voting stock. However, U.S. GAAP generally requires that all majority-owned subsidiaries be consolidated and that any entity of which the Company owns twenty to fifty percent of total outstanding voting stock not be consolidated; rather that entity should be accounted for under the equity method.

Under U.S. GAAP, if a business enterprise has a controlling financial interest in a variable interest entity, which is defined by FASB Interpretation No. 46 Revised (“FIN 46R”), the assets, liabilities and results of the activities of the variable interest entity should be included in the consolidated financial statements with those of the business enterprise. Under the Korean GAAP, there is no specific provision for the accounting treatment of variable interest entities.

(3) Capitalization of foreign currency translation gain (loss)

As explained in Note 2, under previous Korean GAAP, certain unrealized foreign currency translation gains and losses were excluded from the results of operations and included in the cost of property and equipment. However, under U.S. GAAP, all unrealized foreign currency translation gains and losses on monetary assets and liabilities are to be included in the current year’s results of operations.

The amounts of foreign currency translation gains and losses included in property and equipment under previous Korean GAAP were adjusted to comply with U.S. GAAP.

(4) Interest Capitalization

As explained in Note 2, under Korean GAAP, interest expense is not capitalized but expensed as incurred. However, under U.S. GAAP, the Company’s policy is to capitalize interest that would have theoretically been avoided had expenditures not been made for assets, which require a period of time to get them ready for their intended uses.

KT FREETEL CO., LTD. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(5) Licensing Cost

Under Korean GAAP, the licensing cost paid by the initial shareholders to obtain the operating licenses prior to the establishment of the Company were not recorded in the accounts of the Company.

Under U.S. GAAP, licensing costs were accounted for as an intangible asset and capital surplus at the time of establishment of the Company.

Since the Company determined the useful life of licensing cost of second generation (“2G”) service to be indefinite, the Company determined not to amortize the related costs until December 31, 2005.

On December 31, 2005, the Korea Communication Act (“Act”) was revised, which is effective July 1, 2006. Under the Act, the right of the use of frequency for second generation (“2G”) will be expired by June, 2011. As such, the Company will amortize licensing cost of 2G of (Won)162,708 million over remaining useful life and amortization expenses for the period from January 1, 2006 to August 20, 2006 is (Won)18,885 million.

(6) Deferred Charges

Deferred charges in intangibles consist primarily of development costs. The development costs which are recoverable from future earnings are deferred under Korean GAAP.

Under U.S. GAAP, development costs are charged to expenses when incurred and are classified as operating expenses.

(7) Revenue Recognition

Under Korean GAAP, activation fees are recorded as revenue when billed and the related direct incremental acquisition costs are expensed as incurred.

Under U.S. GAAP, such amounts are deferred and recognized over the period of the customer relationship.

(8) Handset Subsidies to Long-time Mobile Subscribers

Under Korean GAAP, handset subsidies are recorded as operating expenses. Under US GAAP, such amounts are recorded as reduction of revenue.

(9) Merger with KTM.Com Co., Ltd.

Under Korean GAAP, as KT Freetel and KTM.Com Co., Ltd. were subsidiaries of KT Corporation prior to merger, assets and liabilities were transferred from KTM.Com Co., Ltd. to KT Freetel at book value and the difference between the par value of capital stock issued and the value of net assets transferred was recorded in the capital surplus account.

Under U.S. GAAP, as KT Freetel and KTM.Com Co., Ltd. were not subsidiaries but equity method investees of KT Corporation prior to merger, assets and liabilities were transferred from KTM.Com Co., Ltd. to KT Freetel at fair value and the difference between the fair value of capital stock issued and the fair value of net assets transferred was recorded as intangible assets and goodwill.

The Company classified the intangible assets into two components: subscriber base and goodwill.

KT FREETEL CO., LTD. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(10) Merger with KT ICOM

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

Under U.S. GAAP, assets and liabilities were transferred from KT ICOM to KT Freetel at fair value. As the fair value of net assets transferred amounting to (Won)228,244 million exceeded the fair value of capital stock issued amounting to (Won)190,755 million, the non-current assets of (Won)37,489 million were reduced proportionally.

(11) Goodwill and Other Intangibles

Under Korean GAAP, the purchase price over the fair value of net assets being acquired was recorded as goodwill and it is amortized over 5 years. Impairment loss is recognized when the carrying amount of goodwill exceeds the fair value.

Under SFAS No. 142—“Goodwill and Intangible Assets”, intangible assets with finite lives continue to be amortized over their useful economic lives. Goodwill and intangible assets with indefinite lives are not amortized, but tested for impairment, at least annually.

In accordance with SFAS No. 142, the goodwill and intangibles acquired from KTM.Com and KT ICOM, and amortization expense for the period from January 1, 2006 to August 20, 2006 are as follows (won in millions):

					Amortization expense
		Initial amount		Beginning of period	2006
KTM.Com	Goodwill (*)	(Won)	753,065	702,861	(Won)	—
	Subscriber base		605,563	—		—
	Licensing cost (*)		83,875	80,208		9,309
KT ICOM	Frequency use right		1,194,045	1,000,212		55,966

This goodwill and licensing cost were amortized over the estimated periods to be benefited until 2001 before the adoption of SFAS No. 142.

Since the Company determined the useful life of licensing cost of second generation (“2G”) service to be indefinite, the Company determined not to amortize the related costs until December 31, 2005.

On December 31, 2005, the Korea Communication Act (“Act”) was revised, which is effective July 1, 2006. Under the Act, the right of the use of frequency for second generation (“2G”) will be expired by June, 2011. As such, the Company will amortize licensing cost of 2G of (Won)80,208 million over remaining useful life.

(12) Disposal of Trade Accounts and Notes Receivable

Under Korean GAAP, the transactions between KT Freetel and Shinhan Bank Trust are recorded as a sale of trade accounts and notes receivable. Under U.S. GAAP, those transactions do not qualify for sale accounting and as such, the transactions are classified as borrowings.

KT FREETEL CO., LTD. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(13) Investor-level goodwill

Under Korean GAAP, for investments in affiliated companies accounted for using the equity method, the excess of acquisition cost of the affiliates over the Company’s share of their net assets at the acquisition date is being amortized by the straight-line method over its estimated useful life. Under U.S. GAAP, the investor-level goodwill is not amortized, but instead tested for impairment in accordance with APB No. 18. The investor-level goodwill which is recorded only at the investor’s financial statements represents the excess of the acquisition cost of equity method investees over the fair value of investor’s share of net identifiable assets acquired.

(14) Additional Equity Investment in Subsidiaries

Under Korean GAAP, when additional interest is acquired after acquiring a majority interest in a subsidiary, the differences between the Company’s acquisition cost of the additional interest and the corresponding carrying amount of the acquired additional interest in a subsidiary is presented as an adjustment to capital surplus. Under U.S. GAAP, the cost of an additional interest would be allocated based on the fair value of net assets at the time the additional interest is acquired, with the excess allocated to goodwill.

(15) Minority Interests in Consolidated Subsidiary

Under Korean GAAP, minority interests in consolidated subsidiaries are presented as a component of shareholders’ equity in the consolidated balance sheets. Under U.S. GAAP, minority interests in consolidated subsidiaries are not included in shareholders’ equity; rather, it is presented between liabilities and shareholders’ equity item in the consolidated balance sheets.

(16) Accrued Severance Benefits

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

The Company expects to pay the following future benefits over next 10 years to its employees upon their normal retirement age (Won in million):

Year	Amount
Prior to September 2012		—
September 2012 – August 2013	(Won)	51
September 2013 – August 2014		426
September 2014 – August 2015		1,532
September 2015 – August 2016		3,675

	(Won)	5,684

The above amounts were determined based on the employees’ current salary rates and the number of service years that will be accumulated upon their expected retirement date. These amounts do not include amounts that might be paid to employees that will cease working with the Company before their normal retirement age.

KT FREETEL CO., LTD. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(17) Comprehensive Income

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

Comprehensive income and other comprehensive income for the period from January 1, 2006 to August 20, 2006 are summarized as follows (Won in million):

	Korean Won
Net income as adjusted in accordance with U.S.GAAP	(Won)	234,093

Other comprehensive income, net of tax:
Foreign currency translation adjustments		42
Unrealized gain on investments, net of tax of (Won)135 million		357
Realized loss included in earnings due to sale of investment securities, net of tax of (Won)1,400 million		(3,691)

Comprehensive income as adjusted in accordance with U.S. GAAP	(Won)	230,801

Accumulated other comprehensive income (loss) balance Under U.S GAAP
Foreign currency translation adjustments	(Won)	(47)
Unrealized gain on investments		2,924

	(Won)	2,877

(18) New Accounting Pronouncements

In July 2006, the Financial Accounting Standards Board (FASB) issued Interpretation No. 48, “Accounting for Uncertainty in Income Taxes” (FIN 48). FIN 48 requires the use of a two-step approach for recognizing and measuring tax benefits taken or expected to be taken in a tax return and disclosures regarding uncertainties in income tax positions. We are required to adopt FIN 48 effective January 1, 2007. The cumulative effect of initially adopting FIN 48 will be recorded as an adjustment to opening retained earnings in the year of adoption and will be presented separately. Only tax positions that meet the more likely than not recognition threshold at the effective date may be recognized upon adoption of FIN 48. We are currently evaluating the impact this new standard will have on our future results of operations and financial position.

In September 2006, the FASB issued Statement of Financial Accounting Standards No. 157, Fair Value Measurement (SFAS No. 157). SFAS No. 157 expands disclosures about fair value measurements. SFAS No. 157 defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles and establishes a hierarchy that categorizes and prioritizes the sources to be used to estimate fair value. We are required to adopt SFAS No. 157 effective January 1, 2008 on a prospective basis. We are currently evaluating the impact this new standard will have on our future results of operations and financial position.

In September 2006, the FASB issued Statement of Financial Accounting Standards No. 158, Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans-an amendment of FASB Statements No. 87, 88, 106, and 132(R) (SFAS No. 158). SFAS No. 158 requires the recognition of a defined benefit postretirement plan’s funded status as either an asset or liability on the balance sheet. SFAS No. 158 also requires the immediate recognition of the unrecognized actuarial gains and losses and prior service costs and credits that arise during the period as a component of other accumulated comprehensive income, net of applicable income taxes. Additionally, the fair value of plan assets must be determined as of the company’s year-end. We are required to adopt SFAS No. 158 effective December 31, 2006. We are currently evaluating the impact this new standard will have on our future results of operations and financial position.

KT FREETEL CO., LTD. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(19) Effect on Net Earnings and Shareholders’ Equity

The effects of the significant adjustments to net earnings and shareholders’ equity that are required if U.S. GAAP were applied instead of Korean GAAP for the period from January 1, 2006 to August 20, 2006 and as of August 20, 2006 are summarized as follows (won in millions, except per share amounts):

	2006
Net income under Korean GAAP	(Won)	229,474

Adjustments:
(3) Capitalization of foreign currency translation loss, net		(287)
(4) Interest capitalization		(1,777)
(5) Licensing cost		(18,885)
(6) Deferred charges(*)		5,389
(7) Revenue recognition		(7,305)
(10) Merger with KT ICOM		5,157
(12) Disposal of trade accounts and notes receivable		(79)
(13) Investor-level goodwill		1,413
Deferred tax effect of U.S. GAAP adjustments		20,993

		4,619

Adjusted net income under U.S. GAAP	(Won)	234,093

Basic earnings per share	(Won)	1,164

(*)	Including the impairment loss of development cost of (Won)6,218 million (net of minority interests)

	2006
Shareholders’ equity under Korean GAAP	(Won)	4,292,998

Adjustments:
(3) Capitalization of foreign currency translation gain (loss), net		(894)
(4) Interest capitalization		66,962
(5) Licensing cost		143,823
(6) Deferred charges(*)		(6,572)
(7) Revenue recognition		(13,471)
(9) Merger with KTM.Com		688,653
(10) Merger with KT ICOM		(42,162)
(12) Disposal of trade accounts and notes receivable		68
(13) Investor-level goodwill		1,413
(14) Additional equity investment in subsidiaries		1,132
(15) Minority interests in consolidated subsidiary		(5,698)
Deferred tax effect of U.S.GAAP adjustments		(36,727)

		796,527

Shareholders’ equity under U.S. GAAP	(Won)	5,089,525

KT FREETEL CO., LTD. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(20) Cash flow statement

The following table reconciles cash flows from operating, investing and financing activities for eight months ended August 20, 2006 under Korean GAAP, as reported in the condensed consolidated interim financial statements to cash flows from operating, investing and financing activities for the period from January 1, 2006 to August 20, 2006 under U.S. GAAP (in millions of Korean won) :

	2006
Cash flows from operating activities based on Korean GAAP	(Won)	1,094,810
Adjustments :
Trading securities		(32,545)

Cash flows from operating activities based on U.S. GAAP	(Won)	1,062,265

Cash flows from investing activities based on Korean GAAP	(Won)	(704,527)
Adjustments :
Trading securities		32,545

Cash flows from investing activities based on U.S. GAAP	(Won)	(671,982)

Cash flows from financing activities based on Korean GAAP	(Won)	(403,875)
Adjustments		—

Cash flows from financing activities based on U.S. GAAP	(Won)	(403,875)

Cash and cash equivalents at end of the period based on Korean GAAP	(Won)	278,790
Adjustments		—

Cash and cash equivalents at end of the period based on U.S. GAAP	(Won)	278,790

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

KT CORPORATION
(Registrant)

/s/ JOONG-SOO NAM
Name:	Joong-Soo Nam
Title:	President and Chief Executive Officer

Date: June 27, 2007