Form 20-F/A
period 2006-12-31
KT CORP
filed 2007-08-21
CIK 892450

As filed with the Securities and Exchange Commission on August 21, 2007

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F/A

Amendment No. 1

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

Explanatory Note

We filed our Annual Report on Form 20-F for the fiscal year ended December 31, 2006 (the “Form 20-F”) with the Securities and Exchange Commission on June 27, 2007.

This Amendment No. 1 to the Form 20-F (the “Amendment”) is filed to amend notes 35(a), 35(k) and 35(y) of the audited consolidated financial statements of KT Corporation under Item 18 of the Form 20-F.

Except as described above, no change has been made to the Form 20-F. The filing of this Amendment does not, and does not purport to, amend, update or restate the information in any other item of the Form 20-F filed on June 27, 2007 or reflect any events that have occurred after the Form 20-F was filed on June 27, 2007.

i

ii

iii

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

Item 18. Financial Statements

AUDITED CONSOLIDATED ANNUAL FINANCIAL STATEMENTS OF KT CORPORATION

AUDITED CONSOLIDATED ANNUAL FINANCIAL STATEMENTS OF KT FREETEL CO., LTD.

UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS OF KT FREETEL CO., LTD.

Item 19. Exhibits

1*		Articles of Incorporation of KT Corporation (English translation) Form of Common Stock Certificate of KT Corporation, par value Won 5,000 per share (including translation in English) (incorporated herein by reference to Exhibit 1 of the Registrant’s Annual Report on Form 20-F filed on June 27, 2007)

2.1	*	Deposit Agreement dated as of May 25, 1999 entered into among KT Corporation, Citibank, N.A., as depositary, and all Holders and Beneficial Owners of American Depositary Shares evidenced by the American Depositary Receipts issued thereunder, including the form of American depositary receipt (incorporated herein by reference to Exhibit(a)(i) of the Registrant’s Registration Statement (Registration No. 333-13578) on Form F-6)

2.2	*	Form of Amendment No. 1 Deposit Agreement dated as of May 25, 1999 entered into among KT Corporation, Citibank, N.A., as depositary, and all Holders and Beneficial Owners of American Depositary Shares evidenced by the American Depositary Receipts issued thereunder, including the form of American depositary receipt (incorporated herein by reference to Exhibit(a)(ii) of the Registrant’s Registration Statement (Registration No. 333-13578) on Form F-6)

2.3	*	Letter from Citibank, N.A., as depositary, to the Registrant relating to the pre-release of the American depositary receipts (incorporated herein by reference to the Registrant’s Registration Statement (Registration No. 333-10330) on Form F-6)

7.1	*	Computation of ratio of earnings to fixed charges (incorporated herein by reference to Exhibit 7.1 of the Registrant’s Annual Report on Form 20-F filed on June 27, 2007)

8.1	*	List of subsidiaries of KT Corporation (incorporated herein by reference to Exhibit 8.1 of the Registrant’s Annual Report on Form 20-F filed on June 27, 2007)

12.1		Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2		Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1		Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1	*	The Telecommunications Basic Law (English translation) (incorporated herein by reference to Exhibit 15.1 of the Registrant’s Annual Report on Form 20-F filed on June 27, 2007)

15.2	*	Enforcement Decree of the Telecommunications Basic Law (English translation) (incorporated herein by reference to Exhibit 15.2 of the Registrant’s Annual Report on Form 20-F filed on June 27, 2007)

15.3	*	The Telecommunications Business Act (English translation) (incorporated herein by reference to Exhibit 15.3 of the Registrant’s Annual Report on Form 20-F filed on June 27, 2007)

15.4	*	Enforcement Decree of the Telecommunications Business Act (English translation) (incorporated herein by reference to Exhibit 15.4 of the Registrant’s Annual Report on Form 20-F filed on June 27, 2007)

*	Filed previously.

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

Condensed balance sheet data of KTF as of August 20, 2006 under U.S. GAAP is as follows:

	Millions
Assets
Current assets
Notes and accounts receivable—trade	(Won)	1,420,193
Other current assets		1,477,580

Total current assets		2,897,773

Property, plant and equipment, net		4,177,784
Other assets		2,464,479

	(Won)	9,540,036

Liabilities
Current liabilities
Notes and accounts payable	(Won)	1,213,506
Other current liabilities		830,290

Total current liabilities		2,043,796

Long-term debt, excluding current portion		1,597,631
Other long-term liabilities		804,763

Total liabilities		4,446,190

Minority interest in consolidated subsidiaries		4,321

Stockholders’ equity		5,089,525

	(Won)	9,540,036

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

KTFT (owned 74.9% by KTF), KTFM (owned 51.0% by KTF), and KTFI (owned 99.0% by KTF), are consolidated by KTF, accordingly these companies were consolidated in the Company’s consolidated financial

KT CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

statements beginning August 21, 2006. In addition, as of August 21, 2006, Sidus FNH, which is owned by the Company and KTF by 35.7% and 15.3%, respectively, was consolidated.

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

Under U.S. GAAP, service installation fees and initial subscription fees related to activation of service are deferred and recognized as revenue over the expected terms of customer relationships. The expected terms of customer relationships for telephone, broadband Internet access and PCS services and leased-line service are 15 years, 3 years, 4 years and 3 years, respectively. Incremental direct costs related to customer acquisition are expensed as incurred.

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

In 2006, KTR, consolidated subsidiary of the Company set up valuation allowance of (Won)8,885 million as realization of deferred tax asset was not assessed as more likely than not mainly due to lack of expected future taxable income.

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

Date: August 21, 2007