Form 20-F
period 2007-12-31
KT CORP
filed 2008-06-30
CIK 892450

As filed with the Securities and Exchange Commission on June 30, 2008

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2007

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report

For the transition period from                      to

Commission file number 1-14926

KT Corporation

(Exact name of Registrant as specified in its charter)

KT Corporation	The Republic of Korea
(Translation of Registrant’s name into English)	(Jurisdiction of incorporation or organization)

206 Jungja-dong

Bundang-ku, Sungnam, Gyunggi-do

463-711 Korea

(Address of principal executive offices)

Thomas Bum Joon Kim

206 Jungja-dong

Bundang-ku, Sungnam, Gyunggi-do

463-711 Korea

Telephone: +82-31-727-0950 to 0959; E-mail: thomaskim@kt.com

(Name, telephone, e-mail and/or facsimile number and address of company contact person)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Name of each exchange on which registered
American Depositary Shares, each representing one-half of one share of common stock	New York Stock Exchange, Inc.

Common Stock, par value Won 5,000 per share*	New York Stock Exchange, Inc.*

Securities registered or to be registered pursuant to Section 12(g) of the Act.

None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

None

As of December 31, 2007, there were 203,686,823 shares of common stock, par value Won 5,000 per share, outstanding (not including 71,515,577 shares of common stock held by the company as treasury shares)

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes     ☒  No    ☐

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

Large accelerated filer    ☒ Accelerated filer    ☐   Non-accelerated filer    ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing. U.S. GAAP    ☐  IFRS    ☐  Other    ☒

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow. Item 17    ☐  Item 18    ☒

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes    ☐  No    ☒

*	Not for trading, but only in connection with the registration of the American Depositary Shares.

i

ii

PRESENTATION

All references to “Korea” or the “Republic” contained in this annual report mean the Republic of Korea. All references to the “Government” are to the government of the Republic of Korea. All references to “we,” “us” or the “Company” are to KT Corporation and, as the context may require, its subsidiaries.

All references to “Won” or “(Won)” in this annual report are to the currency of the Republic and all references to “Dollars,” “$,” “US$” or “U.S. dollars” are to the currency of the United States of America. Unless otherwise indicated, translations of Won amounts into Dollars in this annual report were made at the noon buying rate in The City of New York for cable transfers in Won per US$1.00 as certified for customs purposes by the Federal Reserve Bank of New York. Unless otherwise stated, the translations of Won into Dollars were made at the noon buying rate in effect on December 31, 2007, which was Won 935.8 to US$1.00.

Any discrepancies in any table between totals and the sums of the amounts listed are due to rounding.

Through December 31, 2007, the Korea Accounting Standards Board has issued Statements of Korea Accounting Standards (“SKAS”) No. 1 through No. 25. Among these statements, SKAS No. 1 through No. 10 and SKAS No. 12 through No. 20 are required to be applied in the prior periods. Although SKAS No. 11 and SKAS No. 21 through No. 25 are required to be applied starting in 2007, the accompanying consolidated financial statements as of December 31, 2006 and 2007 and for the years ended December 31, 2005, 2006 and 2007 have been reclassified in accordance with Statements of Korea Accounting Standards No. 16 and No. 21 for comparison purposes.

In addition, we have reclassified certain of our accounts effective January 1, 2007, and we have made the corresponding reclassification to our 2005 and 2006 accounts in the accompanying consolidated financial statements.

PART I

Item 1. Identity of Directors, Senior Managers and Advisers

Item 1.A. Directors and Senior Management

Not applicable.

Item 1.B. Advisers

Not applicable.

Item 1.C. Auditors

Not applicable.

Item 2. Offer Statistics and Expected Timetable

Item 2.A. Offer Statistics

Not applicable.

Item 2.B. Method and Expected Timetable

Not applicable.

Item 3. Key Information

Item 3.A. Selected Financial Data

You should read the selected consolidated financial data below in conjunction with the Consolidated Financial Statements as of December 31, 2006 and 2007 and for each of the years in the three-year period ended December 31, 2007, and the reports of the independent registered public accounting firms on these statements included herein. The selected consolidated financial data for the five years ended December 31, 2007 are derived from our audited consolidated financial statements.

Our Consolidated Financial Statements are prepared in accordance with accounting principles generally accepted in Korea (“Korean GAAP”), which differ in certain significant respects from accounting principles generally accepted in the United States of America (“U.S. GAAP”). See Note 36 to the Consolidated Financial Statements for a description of the nature and the effect of such differences.

Income Statement Data

	Year Ended December 31,
	2003		2004		2005		2006		2007		2007
	(In billions of Won and millions of Dollars, except per share data)
Korean GAAP(1):
Operating revenues	(Won)	16,068	(Won)	17,068	(Won)	17,192	(Won)	17,825	(Won)	18,660	US$	19,940
Operating expenses		14,245		14,588		14,781		15,442		16,915		18,075
Operating income		1,822		2,481		2,411		2,383		1,745		1,865
Donations and contribution payments(2)		182		147		84		86		90		96
Gain (loss) on disposition of available-for-sale securities(3)		772		(15)		70		78		9		10
Income taxes(4)(5)		524		578		399		476		357		381
Income from continuing operations		1,058		1,431		1,365		1,510		1,097		1,172
Income (loss) from discontinuing operations		—		—		(5)		—		74		79
Net Income		1,058		1,431		1,360		1,510		1,171		1,251
Attributable to equity holders of the parent		822		1,282		1,085		1,292		1,056		1,129

Attributable to minority interests		236		149		275		218		115		122
Basic income per share from continuing operations		3,802		6,084		5,154		6,153		4,754		5.08
Basic net income per share(6)		3,802		6,084		5,131		6,155		5,112		5.46
Diluted income per share from continuing operations		3,313		5,697		5,148		6,146		4,754		5.08
Diluted net income per share(7)		3,313		5,697		5,124		6,148		5,112		5.46
Dividends per share(8)		2,000		3,000		3,000		2,000		2,000		2.14

U.S. GAAP(9):
Operating revenues	(Won)	11,776	(Won)	12,240	(Won)	12,328	(Won)	14,088	(Won)	17,961	US$	19,193
Operating income		1,167		1,944		1,539		1,868		1,498		1,601
Income taxes		218		387		356		357		270		289
Income from continuing operations		395		1,405		1,154		1,329		995		1,063
Income (loss) from discontinuing operations		—		—		(5)		—		74		79
Net income		395		1,405		1,149		1,329		1,069		1,142
Basic income per share from continuing operations		1,830		6,663		5,452		6,331		4,814		5.14
Basic income per share(6)		1,830		6,663		5,428		6,333		5,172		5.53
Diluted income per share from continuing operations		1,653		6,215		5,447		6,325		4,814		5.14
Diluted income per share(7)		1,653		6,215		5,423		6,327		5,172		5.53

Balance Sheet Data

	Year Ended December 31,
	2003		2004		2005		2006		2007		2007
	(In billions of Won and millions of Dollars)
Korean GAAP(1):
Working capital(10)	(Won)	(1,184)	(Won)	(1,526)	(Won)	1,309	(Won)	558	(Won)	564	US$	603
Net property and equipment		16,374		15,721		15,087		15,167		15,288		16,337
Total assets		25,557		26,473		24,678		24,243		24,127		25,782
Long term debt, excluding current portion		9,050		6,985		7,360		6,097		5,973		6,383
Refundable deposits for telephone installation		1,227		1,087		958		907		841		899
Total stockholders’ equity		8,397		9,026		10,390		10,697		11,138		11,902

U.S. GAAP(9):
Working capital(10)	(Won)	(99)	(Won)	(763)	(Won)	334	(Won)	333	(Won)	332	US$	355
Net property and equipment		11,515		10,846		10,677		14,729		14,671		15,678
Total assets		19,532		20,384		18,383		24,098		24,023		25,671
Total stockholders’ equity		5,890		6,660		7,345		8,038		8,438		9,017

Other Financial Data

	Year Ended December 31,
	2003		2004		2005		2006		2007		2007
	(In billions of Won and millions of Dollars)
Korean GAAP:
Net cash provided by operating activities	(Won)	3,190	(Won)	4,719	(Won)	5,865	(Won)	5,714	(Won)	4,265	US$	4,558
Net cash used in investing activities		(1,481)		(3,618)		(2,526)		(3,061)		(3,449)		(3,686)
Net cash used in financing activities		(2,065)		(106)		(3,601)		(2,367)		(1,368)		(1,462)

U.S. GAAP(9):
Net cash provided by operating activities	(Won)	2,174	(Won)	3,613	(Won)	3,588	(Won)	4,667	(Won)	4,260	US$	4,552
Net cash used in investing activities		(1,654)		(2,607)		(735)		(2,432)		(3,410)		(3,644)
Net cash used in financing activities		(691)		(19)		(3,362)		(1,671)		(1,271)		(1,358)

Operating Data

	As of December 31,
	2003	2004	2005	2006	2007
	(Unaudited)
Lines installed (thousands)(11)	25,202	25,577	26,190	26,838	26,671
Lines in service (thousands)(11)	21,841	21,091	20,837	20,331	19,980
Lines in service per 100 inhabitants(12)	45.6	43.8	43.1	42.0	41.2
Mobile subscribers (thousands)(13)	10,442	11,729	12,302	12,914	13,721
Broadband Internet subscribers (thousands)	5,589	6,078	6,242	6,353	6,516

(1)

Through December 31, 2007, the Korea Accounting Standards Board has issued Statements of Korea Accounting Standards (“SKAS”) No. 1 through No. 25. Among these statements, SKAS No. 1 through No. 10 and SKAS No. 12 through No. 20 are required to be applied in the prior periods. Although SKAS No. 11 and SKAS No. 21 through No. 25 are required to be applied starting in the current period, the balances of 2005, 2006 and 2007 have been reclassified in accordance with Statements of Korea Accounting

Standards No. 16 and No. 21. In addition, we have reclassified certain of our accounts effective January 1, 2007, and we have made the corresponding reclassification to our 2005 and 2006 accounts.
(2)	Includes donations and contributions to the Government’s Information and Telecommunication Improvement Fund, the Korea Electronic Telecommunication Research Institute and other institutes supporting science and technology research prior to 2005. In 2007, we reclassified the contributions to the Government’s Information and Telecommunication Improvement Fund to operating expenses and modified related figures for 2007, 2006 and 2005.
(3)	Includes a gain of Won 776 billion in 2003 as a result of our disposition of 3,809,288 shares of SK Telecom.
(4)	Includes impairment of deferred tax asset of Won 134 billion in 2003, Won 174 billion in 2004, Won 57 billion in 2005, Won 26 billion in 2006 and 38 billion in 2007 due to our conclusion that we would not be able to realize the tax benefit of our equity in losses of affiliates within the near future. See Note 25 to the Consolidated Financial Statements.
(5)	With the early adoption in 2006 of the Application of Korea Accounting Standard 06-2 “Deferred Tax Accounting for Investments in Subsidiaries, Affiliated Companies Accounted for Using the Equity Method, and Interest in Joint Ventures,” the amounts for 2005 and prior were restated in 2006 as required by this standard.
(6)	Basic earnings per share under Korean GAAP and U.S. GAAP is calculated by dividing net earnings by the weighted average number of shares outstanding during the period. The weighted average number of shares of common stock outstanding during the period was 216,106 thousand for 2003, 210,759 thousand for 2004, 211,565 thousand for 2005, 209,895 thousand for 2006 and 206,599 thousand for 2007.
(7)	Diluted earnings per share are calculated based on the effect of dilutive securities that were outstanding during the period. The denominator of the diluted earnings per share computation is adjusted to include the number of additional common shares that would have been outstanding if the dilutive securities had been converted into common stock. In addition, the numerator is adjusted to include the after-tax amount of interest recognized associated with convertible notes. The weighted average number of common and common equivalent shares outstanding was 263,556 thousand for 2003, 233,270 thousand for 2004, 211,822 thousand for 2005, 210,150 thousand for 2006 and 206,599 thousand for 2007 (under U.S. GAAP, 241,291 thousand for 2003, 233,270 thousand for 2004, 211,822 thousand for 2005, 210,150 thousand for 2006 and 206,599 thousand for 2007).
(8)	The calculation of dividends per share represents the weighted average dividends paid per share.
(9)	See Note 36 to the Consolidated Financial Statements for reconciliation to U.S. GAAP.
(10)	“Working capital” means current assets minus current liabilities.
(11)	Including public telephones.
(12)	Excluding public telephones.
(13)	Includes subscribers of KTF and resale subscribers of KT Corporation. As of December 31, 2003, KTF had approximately 8.9 million subscribers and KT Corporation had approximately 1.6 million resale subscribers. As of December 31, 2004, KTF had approximately 9.5 million subscribers and KT Corporation had approximately 2.2 million resale subscribers. As of December 31, 2005, KTF had approximately 9.8 million subscribers and KT Corporation had approximately 2.5 million resale subscribers. As of December 31, 2006, KTF had approximately 10.2 million subscribers and KT Corporation had approximately 2.7 million resale subscribers. As of December 31, 2007, KTF had approximately 10.8 million subscribers and KT Corporation had approximately 2.9 million resale subscribers.

Exchange Rate Information

The following table sets out information concerning the noon buying rate for the periods and dates indicated.

Period	At End of Period	Average Rate(1)	High	Low
	(Won per US$1.00)
2003	1,192.0	1,183.0	1,262.0	1,146.0
2004	1,035.1	1,139.3	1,195.1	1,035.1
2005	1,010.0	1,023.2	1,059.8	997.0
2006	930.0	950.1	1,002.9	913.7
2007	935.8	928.0	950.2	903.2
December	935.8	931.1	943.4	918.9
2008 (through June 27)	1,041.8	986.6	1,045.5	935.2
January	943.4	942.1	953.2	935.2
February	942.8	943.9	948.2	937.2
March	988.6	981.7	1,021.5	947.1
April	1,005.0	986.9	1,005.0	973.5
May	1,028.5	1,034.1	1,045.5	1,004.0
June (through June 27)	1,041.8	1,030.7	1,044.0	1,016.8

Source:	Federal Reserve Bank of New York.
(1)	The average rate for each full year is calculated as the average of the noon buying rates on the last business day of each month during the relevant year. The average rate for a full month is calculated as the average of the noon buying rates on each business day during the relevant month (or portion thereof).

Our consolidated financial statements are expressed in Won and, solely for the convenience of the reader, the consolidated financial statements as of and for the year ended December 31, 2007 have been translated into United States dollars at the rate of Won 935.8 to US$1.00, the noon buying rate in the City of New York for cable transfers in Won as certified for customs purposes by the Federal Reserve Bank of New York at December 31, 2007, the last day in 2007 for which such rate is available. We make no representation that the Won or Dollar amounts contained in this annual report could have been or could be converted into Dollar or Won, as the case may be, at any particular rate or at all.

Item 3.B. Capitalization and Indebtedness

Not applicable

Item 3.C. Reasons for the Offer and Use of Proceeds

Not applicable.

Item 3.D. Risk Factors

You should carefully consider the following factors.

Risks Relating to Our Business

Increased competition in Korea has had and may continue to have an adverse effect on our results of operations and financial condition.

The telecommunications sector in Korea is rapidly evolving. We face increasing competition from new entrants to the telecommunications market, and we expect the number and the identity of service providers in the market to continue to change. Future business combinations and alliances in the telecommunications industry may create significant new competitors. In particular, the Ministry of Information and Communication conditionally approved SK Telecom’s acquisition of a controlling minority stake of approximately 39% of the issued and outstanding share capital of Hanarotelecom Incorporated. The acquisition would enable SK Telecom to provide fixed-line telecommunications, broadband Internet access and Internet television (or IP-TV) services together with its mobile telecommunications services. In addition, advances in technology as well as changes in the regulatory environment are also occurring. Any significant changes in the competitive landscape of the telecommunications sector and our inability to adapt to such changes could have a material adverse effect on our business, financial condition and results of operations.

Fixed-line Telephone Services. Before December 1991, we were the sole provider of local, domestic long-distance and international long-distance telephone services in Korea. Since then, various competitors have entered the local, domestic long-distance and international long-distance telephone service markets in Korea, which have eroded our market shares. LG DACOM Corporation and Hanarotelecom currently provide local, domestic long-distance and international long-distance telephone services. In addition, Onse Telecom Corporation and SK Telink, Inc. currently provide domestic long-distance and international long-distance telephone services. Starting in 1998, specific service providers, such as Internet phone service providers, voice resellers and call-back service providers, also began offering international long-distance service in Korea. While we offer our own Internet phone service, the entry of these and other potential competitors into the local, domestic long-distance and international long-distance telephone service markets has had and may continue to have a material adverse effect on our revenues and profitability from these businesses. We had a market share in local telephone service of 90.4% as of December 31, 2007 in terms of number of subscribers estimated by us and a market share in domestic long-distance service of 85.4% in 2007 in terms of number of subscribers estimated by us. We cannot give assurance that we will be able to maintain our share of these businesses at or above current levels.

Mobile Service. KTF, our consolidated subsidiary in which we owned a 53.0% interest as of December 31, 2007, provides mobile services based on Code Division Multiple Access (“CDMA”) technology and Wideband Code Division Multiple Access (“W-CDMA”) technology. Competitors in the mobile telecommunications service industry are SK Telecom and LG Telecom. KTF (including resale subscribers of KT Corporation) had a market share of 31.5% as of December 31, 2007 in terms of the number of mobile service subscribers in Korea announced by the Korea Communications Commission, making KTF the second largest mobile telecommunications service provider. SK Telecom had a market share of 50.5% as of December 31, 2007.

Starting in January 2004 for SK Telecom subscribers, July 2004 for KTF subscribers and January 2005 for LG Telecom subscribers, mobile subscribers have been allowed to switch their service provider while retaining the same mobile phone number. In addition, all new subscribers of mobile services and existing subscribers who elect to receive a new mobile number, as well as those switching to a third-generation mobile service, are given the uniform mobile code of “010” as the first three digits of their mobile numbers without regard to the mobile service provider. In recent years, mobile service providers began granting subsidies to subscribers who purchase new handsets. KTF currently provides subsidies between Won 80,000 to Won 360,000 to subscribers for purchase of mobile handsets based on a subscription period between 12 to 24 months. Mobile number portability and handset subsidies have intensified competition among the mobile service providers and increased their marketing expenses. If the mobile service providers adopt a strategy of expanding market share through price competition, it could lead to a decrease in the net profit margins of KTF.

In recent years, KTF and SK Telecom also launched their third-generation mobile telecommunications services, which we believe have further intensified competition between the two companies and resulted in an increase in their marketing expenses. KTF expanded its coverage area of High Speed Downlink Packet Access (or HSDPA)-based IMT-2000 services to 84 cities in December 2006 and nationwide in March 2007 under the brand name “SHOW.” IMT-2000 is a third-generation, high-capacity wireless communications technology, which allows operators to provide to their customers significantly more bandwidth capacity. Although we expect that SK Telecom will face similar challenges that we expect to face in implementing this third-generation technology, we cannot assure you that KTF will continue to be able to successfully compete with SK Telecom. KTF’s inability to compete effectively with SK Telecom could have a material adverse effect on its financial condition and results of operations. See “—Implementation of the IMT-2000 technology poses challenges and risks to us.”

Internet Services. The Korean broadband Internet access service market has experienced significant growth since Korea Thrunet first introduced its Hybrid Fiber Coaxial (or HFC) based service in 1998. Hanarotelecom entered the broadband market in 1999 offering both HFC and Asymmetric Digital Subscriber Line (or ADSL) services. We also began offering broadband Internet access service in 1999, followed by Dreamline, Onse and LG DACOM. In recent years, numerous cable television operators have also begun HFC-based services at rates lower than ours. We had a market share of 44.3% as of December 31, 2007 based on the number of subscribers in Korea estimated by us. As a result of having to compete with a number of competitors and the maturing of the Internet access service market, we currently encounter and we expect to encounter pressure to increase marketing expenses in the future.

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

We acquired the right to purchase one of three licenses to provide IMT-2000 services on December 15, 2000, as a member of a consortium of companies including KT Corporation and KTF. In March 2001, KT ICOM, a company created by the consortium, paid half of the Won 1.3 trillion license fee payable to the Korea Communications Commission. KTF, which subsequently merged with KT ICOM, paid Won 90 billion in 2007 and is obligated to pay the remaining Won 560 billion as follows: Won 110 billion in 2008, Won 130 billion in 2009, Won 150 billion in 2010 and Won 170 billion in 2011. This payable accrues interest at the applicable three-year Government bond interest rate minus 0.75%. The accrued interest is paid on an annual basis to the Korea Communications Commission.

KTF expanded its coverage area of HSDPA-based IMT-2000 services to 84 cities in December 2006 and began offering nationwide services in March 2007 under the brand name “SHOW.” HSDPA-based IMT-2000 services present risks and challenges to our business, any or all of which, if realized or not addressed, may have a material adverse effect on our financial condition and results of operations. We expect KTF to leverage its existing mobile network and 2.5-generation technology to minimize its capital expenditures and other costs related to developing HSDPA-based IMT-2000 services. However, we believe KTF will still require substantial amounts of capital expenditures to maintain and enhance its HSDPA-based IMT-2000 network. No assurance can be given that KTF will be able to derive revenues from HSDPA-based IMT-2000 services to justify the license fee, capital expenditures and other investments required for such service. KTF’s HSDPA-based IMT-2000 services may not be commercially successful if there are unfavorable market conditions or weak service demand.

Our WiBro service poses challenges and risks to us.

In March 2005, we acquired a license to provide wireless broadband Internet access service for Won 126 billion. Wireless broadband Internet access (or WiBro) service, enables two-way wireless broadband Internet access to portable computers, mobile phones and other portable devices at a speed averaging 1 Mbps per user. A subscriber is able to access the WiBro service network during transit up to 120 kilometers per hour. We positioned WiBro service to provide Internet Protocol (IP)-based triple-play services, which are voice, data and video. We conducted trial service of WiBro service in parts of Seoul and Gyunggi Province starting in April 2006 and commercially launched our service in these areas in June 2006. We expanded the service to all of metropolitan Seoul and select universities in Gyunggi Province in April 2007, and we plan to expand the service to the neighboring cities of Seoul by October 2008. We believe that substantial additional amounts of capital expenditures and research and development will be required to complete buildout of our WiBro service network, and we plan to spend approximately Won 120 billion in capital expenditures in 2008 to expand our WiBro service network, which we may adjust subject to market demand. No assurance can be given that the network will gain market acceptance such that we will be able to derive revenues from WiBro service to justify the license fee, capital expenditures and other investments required to provide such service.

Disputes with our labor union may disrupt our business operations.

In the past, we have experienced opposition from our labor union for our strategy of restructuring to improve our efficiency and profitability by disposing of non-core businesses and reducing our employee base. Although we have not experienced any significant labor disputes and unrests during the past six years, there can be no assurance that we will not experience in the future labor disputes and unrests, including expanded protests and strikes, which could disrupt our business operations and have an adverse effect on our financial condition and results of operation.

We also negotiate collective bargaining agreements every two years with our labor union and annually negotiate a wage agreement. Our current collective bargaining agreement expires on November 12, 2009. Although we have been able to reach collective bargaining agreements and wage agreements with our labor union in recent years, there can be no assurance that we will not experience in the future labor disputes and unrests resulting from disagreements with the labor union.

The Korean telecommunications industry has been subject to the Government’s regulation, and change in Government policy relating to the industry could have a material adverse effect on our operations and financial condition.

The Government, primarily through the Korea Communications Commission, has authority to regulate the telecommunications industry. The Korea Communications Commission’s policy is to promote competition in the Korean telecommunications markets through measures designed to prevent the dominant service provider in any such market from exercising its market power in such a way as to prevent the emergence and development of viable competitors. The Korea Communications Commission, in consultation with the Ministry of Strategy and Finance, currently approves local service rates and broadband Internet access service rates charged by us and mobile service rates charged by SK Telecom. Under current Government regulations, if a network service provider has the largest market share for a specified type of service and its revenue from that service for the previous year exceeds a specific revenue amount set by the Korea Communications Commission, it must obtain prior approval from the Korea Communications Commission for the rates and the general terms for that service. Each year the Korea Communications Commission designates service providers the rates and the general terms of which must be approved by the Korea Communications Commission. In recent years, the Korea Communications Commission has so designated us for local telephone service and broadband Internet access service and SK Telecom for mobile service. The inability to freely set our local telephone service and broadband Internet access rates may hurt the profit from that business and impede our ability to compete effectively against our competitors. See “Item 4. Information on the Company—Item 4.B. Business Overview—Regulation— Rates.” The form of our standard agreement for providing local network service and each agreement for interconnection with other service providers are also subject to approval by the Korea Communications Commission. The Korea Communications Commission currently does not regulate our domestic long-distance, international long-distance and mobile service rates.

Furthermore, the Ministry of Information and Communication, prior to being replaced by the Korea Communications Commission, announced a “road map” in March 2007 highlighting upcoming revisions in regulations to promote deregulation of the telecommunications industry. The road map included allowing telecommunications service providers to bundle their services, such as broadband Internet access service, mobile telephone service and fixed-line telephone service, at a discounted rate from July 2007, provided that we and SK Telecom, which are designated as market-dominating business entities under the Telecommunications Business Act, allow other competitors to employ the services provided by us and SK Telecom, respectively, so that the competitors can provide similar discounted package services. The road map also included plans to amend the regulations and provisions under the Telecommunications Business Act to permit licensed transmission service providers to offer local, domestic long-distance and international long-distance telephone services, as well as broadband Internet access and Internet phone services, without the need to obtain further approval from the Ministry of Information and Communication. Under the new administration of President Lee Myung Bak, the Korea Communications Commission is reconsidering many aspects of the road map as well as other regulations of the telecommunications industry, and there can be no assurance that the road map will continue to be implemented as proposed by the Ministry of Information and Communication under the previous administration.

We also plan to put more focus on entering the IP media market, including offering IP-TV. IP-TV is a service which combines telecommunications and broadcasting, offering traditional Internet services and video-on-demand services as well as real-time high definition broadcasting via broadband networks. The Korean Internet Multimedia Broadcasting Business Act was passed on December 2007, and the Government is currently reviewing the relevant administrative steps necessary to implement the legislation. We will strive to enter the IP-TV market early, but we may need to adjust the timing depending on governmental regulations and policies. In addition, although we currently believe that we will be able to compete in this market, there can be no assurance that the Government regulations and policies will permit us to do so.

Government policies and regulations relating to the above as well as other regulations involving the telecommunications industry (including as a result of the implementation of free trade agreements between Korea and other countries, including the United States) may change, which could have a material adverse effect on our operations and financial condition. See “Item 4. Information on the Company—Item 4.B. Business Overview—Regulation.”

We are subject to various regulations under the Monopoly Regulation and Fair Trade Act.

The Monopoly Regulation and Fair Trade Act provides for various regulations and restrictions on large business groups enforced by the Korea Fair Trade Commission. The Korea Fair Trade Commission initially designated us as a large business group under the Monopoly Regulation and Fair Trade Act on April 1, 2002, which subjects us to regulations prohibiting, among other things, our cross guarantees of debt and cross shareholdings by members of a business group.

In July 2004, the Korea Fair Trade Commission began an antitrust investigation into alleged unfair collaborative practices of us, Hanarotelecom, LG DACOM and Onse in local, domestic long-distance and international long-distance telephone service markets, as well as in broadband Internet access and Internet leased line service markets. On May 25, 2005, the Korea Fair Trade Commission imposed fines of Won 116 billion on us, Won 2 billion on Hanarotelecom and Won 1 billion on LG DACOM, claiming that we and these other companies engaged in unfair collaborative practices in local telephone and Internet leased line service markets. On September 14, 2005, the Korea Fair Trade Commission imposed an additional fine of Won 24 billion on us for our alleged unfair collaborative practices in domestic and international long-distance telephone service markets. We were following administrative guidelines from the Ministry of Information and Communication, which had advised that we, as a dominant service provider in these markets, assist late market entrants in order to promote a more competitive local telephone service market in Korea. The legality of such administrative guidelines from the Ministry of Information and Communication has been disputed by the Korea Fair Trade Commission. We filed for judicial review of administrative actions related to local, domestic long-distance and international long-distance telephone service markets, and the Seoul High Court rendered its decision on August 22, 2007 in which it overturned the Korea Fair Trade Commission’s order to pay Won 113 billion in fines on the basis that the Korea Fair Trade Commission’s calculation of fines did not consider (i) the correct period of our engagement in unfair collaborative practices, (ii) the extent of benefits obtained by us from engaging in such practices and (iii) the fact that we were following administrative guidelines issued by the Ministry of Information and Communication. Both the Korea Fair Trade Commission and we have appealed the Seoul High Court’s decision to the Supreme Court of Korea, and the case is currently pending. We cannot give any assurance that the ultimate outcome of the lawsuit or related future actions will be favorable to us or reduce the amount of fine imposed on us. In response to the initial ruling by the Korea Fair Trade Commission, we have recorded Won 140 billion as taxes and due under operating expenses in 2005 and paid such amount in 2006. There can be no assurance that any future investigations by the Korea Fair Trade Commission on alleged unfair collaborative price-fixing practices will not have a material adverse effect on our financial condition or results of operations. See “Item 8. Financial Information—Item 8.A. Consolidated Statements and Other Financial Information—Legal Proceedings.”

Depreciation of the value of the Won against the Dollar and other major foreign currencies may have a material adverse effect on the results of our operations and on the prices of our securities.

Substantially all of our revenues are denominated in Won. Depreciation of the Won may materially affect the results of our operations because, among other things, it causes an increase in the amount of Won required by us to make interest and principal payments on our foreign-currency-denominated debt, the costs of equipment that we purchase from overseas sources, net settlement payments to foreign carriers and administrations and certain payments related to our derivative instruments entered into for foreign exchange risk hedging purposes. Of the Won 6,383 billion total long-term debt (excluding current portion) outstanding as of December 31, 2007, Won 1,431 billion was denominated in foreign currencies with interest rates ranging from 4.9% to 8.2%. See “Item 3. Key Information—Item 3.A. Select Financial Data—Exchange Rate Information” and Item 5. Operating and Financial Review and Prospects—Item 5.B. Liquidity and Capital Resources.” Risks Relating to Korea

Risks Relating to Korea

Korea is our most important market, and our current business and future growth could be materially and adversely affected if economic conditions in Korea deteriorate.

We are incorporated in Korea and a significant portion of our operations is based in Korea. As a result, we are subject to political, economic, legal and regulatory risks specific to Korea. The economic indicators in Korea in recent years have shown mixed signs, and future growth of the Korean economy is subject to many factors beyond our control. Recent developments in the Middle East including the war in Iraq and its aftermath, higher oil prices, the general weakness of the global economy due in part to problems in the U.S. mortgage and housing markets and the reduced availability of credit have increased the uncertainty of global economic prospects and may continue to adversely affect the Korean economy. Any future deterioration of the Korean and global economy could adversely affect our business, financial condition and results of operations.

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

•

the continued emergence of the Chinese economy, to the extent its benefits (such as increased exports to China) are outweighed by its costs (such as competition in export markets or for foreign investment and the relocation of the manufacturing base from Korea to China);

•	the economic impact of any pending or future free trade agreements, including the Free Trade Agreement recently negotiated with the United States;

•	social and labor unrest;

•	substantial decreases in the market prices of Korean real estate;

•

a decrease in tax revenues and a substantial increase in the Government’s expenditures for unemployment compensation and other social programs that, together, would lead to an increased government budget deficit;

•	financial problems or lack of progress in restructuring of Korean conglomerates, other large troubled companies, their suppliers or the financial sector;

•	loss of investor confidence arising from corporate accounting irregularities and corporate governance issues of certain Korean conglomerates;

•	geo-political uncertainty and risk of further attacks by terrorist groups around the world;

•	the recurrence of severe acute respiratory syndrome or an outbreak of avian flu in Asia and other parts of the world;

•	deterioration in economic or diplomatic relations between Korea and its trading partners or allies, including deterioration resulting from trade disputes or disagreements in foreign policy;

•	political uncertainty or increasing strife among or within political parties in Korea;

•	hostilities involving oil producing countries in the Middle East and any material disruption in the supply of oil or increase in the price of oil; and

•	an increase in the level of tension or an outbreak of hostilities between North Korea and Korea or the United States.

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

In addition to conducting test flights of long-range missiles, North Korea announced in October 2006 that it had successfully conducted a nuclear test, which increased tensions in the region and elicited strong objections worldwide. In response, the United Nations Security Council passed a resolution that prohibits any United Nations member state from conducting transactions with North Korea in connection with any large scale arms and material or technology related to missile development or weapons of mass destruction and from providing luxury goods to North Korea, imposes an asset freeze and travel ban on persons associated with North Korea’s weapons program, and calls upon all United Nations member states to take cooperative action, including through inspection of cargo to or from North Korea. In response, North Korea agreed in February 2007 at the six-party talks to shut down and seal the Yongbyon nuclear facility, including the reprocessing facility, and readmit international inspectors to conduct all necessary monitoring and verifications. In October 2007, Korea and North Korea held a summit meeting to discuss easing tensions and fostering peace on the Korean peninsula. Mr. Lee Myung Bak, who became the President of Korea in February 2008, has announced that he is willing to hold a summit meeting if the meeting leads North Korea to discontinue its nuclear weapons program.

Despite these recent initiatives, there can be no assurance that the level of tension on the Korean peninsula will not escalate in the future. Any further increase in tension, including a breakdown of high-level contacts between Korea and North Korea or occurrence of military hostilities, could have a material adverse effect on our operations and the market value of the securities.

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

Under the Telecommunications Business Act, a foreign shareholder who holds 5.0% or more of our total shares is prohibited from becoming our largest shareholder. However, any foreign shareholder who held 5.0% or more of our total shares and was our largest shareholder on or prior to May 9, 2004 is exempt from the regulations, provided that such foreign shareholder may not acquire any more of our shares. Under the Telecommunications Business Act, the Korea Communications Commission may, if it deems it necessary to preserve substantial public interests, prohibit a foreign shareholder from being our largest shareholder. In addition, the Foreign Investment Promotion Act prohibits any foreign shareholder from being our largest shareholder if such shareholder owns 5.0% or more of our shares with voting rights. In the event that any foreigner or foreign government acquires our shares in violation of the above provisions, such foreign shareholder may not be able to exercise voting rights with respect to common shares exceeding such threshold. The Korea Communications Commission may also order us or the foreign shareholder to take corrective measures in respect of the excess shares within a specified period of six months or less.

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

Item 4.B. Business Overview

We are the leading telecommunications service provider in Korea and one of the largest and most advanced in Asia. As an integrated telecommunications service provider, our principal services include:

•	telephone services, including local, domestic long-distance and international long-distance fixed-line telephone services and interconnection services to other telecommunications companies;

•	broadband Internet access service and other Internet-related services, including video-on-demand services;

•	PCS mobile telecommunications service and third-generation HSDPA-based IMT-2000 wireless Internet and video multimedia communications services through our subsidiary, KTF; and

•	various other services, including leased line service and other data communication service, satellite service and information technology and network services.

We own substantially all of the domestic public exchanges, the nationwide network of local telephone lines, the principal public long-distance telephone transmission facilities and the principal data communications network in Korea, as well as two satellites in operation. In addition, through KTF, we operate nationwide PCS and HSDPA-based IMT-2000 networks.

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

We are focusing on building upon our strong position in each of our principal lines of business:

•

We are currently the dominant provider of fixed-line telephone services in Korea with approximately 26.7 million installed lines, of which 20.0 million lines were in service as of December 31, 2007. As of December 31, 2007, our market share of the local market was 90.4% based on the number of local fixed-line subscribers estimated by us. Based on number of subscribers in 2007 estimated by us, our market share of the domestic long-distance market was 85.4%;

•

We are Korea’s largest broadband Internet access provider in terms of subscribers, with 6.5 million subscribers as of December 31, 2007, representing a market share of 44.3% in Korea based on the number of Internet subscribers estimated by us;

•

We are Korea’s second largest mobile telecommunications service provider. KTF, our consolidated subsidiary, had approximately 13.7 million subscribers (including our resale subscribers) as of December 31, 2007, representing a market share of 31.5% of the total mobile service market in Korea based on the number of mobile subscribers announced by the Korea Communications Commission; and

•	We are also the leading provider of data communication service in Korea.

For the year ended December 31, 2007, under Korean GAAP our operating revenues were Won 18,660 billion, our net income was Won 1,171 billion and our basic net income per share was Won 5,112. As of December 31, 2007, our total stockholders’ equity was Won 11,138 billion.

The Telecommunications Industry in Korea

The Korean telecommunications industry is one of the most developed in Asia in terms of broadband Internet and mobile penetration rates. As of December 31, 2007, the broadband Internet penetration rate, which is calculated by dividing the number of broadband Internet access service subscribers by the number of households in Korea, was 90.8%, and the mobile penetration rate, which is calculated by dividing the number of mobile subscribers by the population of Korea, was 89.8%. According to the Korea Communications Commission, the number of broadband Internet access subscribers totaled 14.7 million as of December 31, 2007 and the number of mobile subscribers totaled 43.5 million as of such date.

The Korea Communications Commission has the primary responsibility for regulating the telecommunications industry in Korea. See “—Regulation.”

Broadband Internet Access Market

With advancement of broadband technology, the Korean broadband Internet access market has experienced significant growth. Broadband Internet connection can be achieved through satellite, terrestrial wireless and fiber optic-based solutions. However, the principal technologies used in the provision of high speed Internet access are xDSL, HFC and fiber optic LAN. xDSL refers to various types of digital subscriber lines, including ADSL and VDSL. xDSL offers an access solution over existing telephone lines using a specialized modem while HFC service involves the use of two-way cable networks. Fiber optic LAN is a technology that combines fiber optic cables and UTP cables. Fiber optic cables are connected to residential and commercial buildings with UTP cable-based LAN capabilities. While xDSL and HFC are more widely used technologies because of their relative reliability, ease of provisioning and cost effectiveness, fiber optic LAN usage has been steadily increasing in recent years. As of December 31, 2007, almost a third of the total subscribers of broadband Internet access service in Korea rely on fiber optic LAN technology.

Since the subscribers of two-way cable networks share a limited bandwidth, the downstream speed tends to slow down as the number of subscribers increases, thereby decreasing the quality of HFC-based service. While xDSL technology was commercially introduced after HFC technology, it has surpassed HFC to become the prevalent broadband access platform in Korea. VDSL, ADSL-based technology with enhanced downstream speed, became commercialized in July 2002. In recent years, certain service providers have been upgrading their broadband network to provide fiber optic LAN-based service to their subscribers, which further enhance data transmission speed up to 100 Mbps, as well as improve connection quality.

In recent years, Broadband Internet access service providers and mobile telecommunications service providers have focused their attention to provide wireless Internet connection capabilities. They have introduced wireless LAN service with speed of up to 54 Mbps, which is designed to integrate fixed-line and wireless services by offering high speed wireless Internet access to laptops or PDAs in hot-spot zones and at home. Some service providers have also developed wireless Internet networks to provide WiBro service, which enables two-way wireless broadband Internet access to portable computers, mobile phones and other portable devices at a speed averaging 1 Mbps per user. Commercial WiBro service was launched in parts of Seoul and Gyunggi Province in June 2006. We expanded the service to all of metropolitan Seoul and select universities in Gyunggi Province in April 2007, and we plan to expand the service to the neighboring cities of Seoul by October 2008.

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

	As of December 31,
	2003	2004	2005	2006	2007
Total Korean Population(1)	47,925	48,199	48,294	48,378	48,457
Mobile Subscribers(2)	33,592	36,586	38,342	40,197	43,498
Mobile Subscriber Growth Rate	3.9%	8.9%	4.8%	4.8%	8.2%
Mobile Penetration(3)	70.1%	75.9%	79.4%	83.1%	89.8%

(1)	In thousands, based on population trend estimates by the National Statistical Office of Korea.
(2)	In thousands, based on information announced by the Korea Communications Commission.
(3)	Penetration is determined by dividing mobile subscribers by total Korean population.

Korea’s highly developed mobile market also extends into an advanced mobile data market. Mobile Internet service in Korea has grown rapidly since its introduction in 2001. All the mobile operators have developed extensive mobile data and Internet service portals. Korean operators have also invested in networks compatible with Evolution-Data Optimized (or EV-DO) handsets which allow subscribers to enjoy 2.5 generation high speed wireless data services. They also offer third-generation, high-capacity HSDPA-based IMT-2000 wireless Internet and video multimedia communications services which use significantly greater bandwidth capacity.

Business Strategy

We believe the telecommunications market in Korea will continue to expand due to Korea’s growing economy, consumers’ willingness to adopt new technologies, relatively high income and a relatively large middle class. We also believe that the convergence of communications technologies will provide a competitive advantage to incumbent telecommunications service providers with existing infrastructure, which are able to design and construct sophisticated and nationwide networks capable of serving as a common delivery platform for a broad range of services and enhance value for our customers. Consistent with our strategic objectives, we aim to pursue growth in the following four core areas:

•

Delivery. We aim to maintain our market leadership positions in traditional telecommunications service areas and leverage our dominant subscriber base when offering a new generation of services such as WiBro service, HSDPA-based IMT-2000 service, services over the Internet protocol and broadband Internet access service with our fiber-to-the-home (or FTTH) connection. We will also focus on meeting our customers’ increasing demand for ubiquitous access to mobile data communications and integrated fixed-line and wireless telecommunications services. We plan to use our extensive customer relationships and market knowledge to expand our revenue bases by cross-selling our telecommunications products and services. For example, starting in the second half of 2007, we began bundling our services, such as our Megapass broadband Internet access service with WiBro, Mega TV and SHOW services, at a discount in order to attract additional subscribers to our new services.

•

Media Entertainment. We plan to focus on entering the IP media market and expanding our partnerships with digital media content providers. We began providing standard definition video-on-demand services to customers of our Megapass services in June 2004, and we started providing high definition video-on-demand services under the new brand name “MegaTV” in June 2007. We expect to expand our MegaTV service to include IP-TV service as soon as the administrative steps necessary to implement the recently enacted Korean Internet Multimedia Broadcasting Business Act are completed. We will continue our efforts to enhance our ability to provide unique digital media contents, including through acquisitions of leading contents production companies in Korea.

•

Convenience Solutions. Our vision is to provide our customers with one-stop service for convenience solutions that will enhance their lifestyle. We plan to expand our scope of services to incorporate convenience solutions such as online education programs that are delivered to various media and communications devices, video home security and real estate maintenance services, either internally or through our subsidiaries or strategic alliances with specialists.

•

Business Solutions. We also aim to provide our corporate customers with a one-stop shop for customized information and technology solutions. We will focus on developing network-related information and technology services such as managed network, contact center and data center services. We will also continue to develop existing services such as Bizmeka (business solutions targeting small- and medium-sized enterprises) and Internet data centers, as well as introduce new services that can take advantage of our competitive strengths and capture the growth potential that new businesses offer, such as participating in building information and technology infrastructure for ubiquitous city development projects.

Our Services

Telephone Services

Fixed-line Telephone Services. We utilize our extensive nationwide telephone network to provide fixed-line telephone services, which consist of local, domestic long-distance and international long-distance services. These fixed-line telephone services accounted for 21.2% of our operating revenues in 2007. Our telephone network includes exchanges, long-distance transmission equipment and fiber optic and copper cables. The following table gives some basic measures of the development of our telephone system:

	As of or for the Year Ended December 31,
	2004	2005	2006	2007
Total Korean Population(1)	48,199	48,294	48,378	48,457
Lines installed (thousands)(2)	25,577	26,190	26,838	26,671
Lines in service (thousands)(2)	21,091	20,837	20,331	19,980
Lines in service per 100 inhabitants(3)	43.8	43.1	42.0	41.2
Fiber optic cable (kilometers)	157,707	167,857	212,715	267,421
Number of public telephones installed (thousands)	317	267	218	185
Domestic long-distance call minutes (millions)(4)(5)	14,826	13,417	14,769	13,375
Local call pulses (millions)(4)	20,585	18,566	16,182	14,676

(1)	In thousands, based on population trend estimates by the National Statistical Office of Korea.
(2)	Including lines used for public telephones but excluding lines dedicated to centralized extension system services for corporate subscribers.
(3)	Determined based on lines in service and total Korean population.
(4)	Including calls placed from public telephones.
(5)	Estimated by KT Corporation.

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

The following table shows the number of minutes of international long-distance calls recorded by us and specific service providers utilizing our international long-distance network in each specified category for each year in the four-year period ended December 31, 2007:

	Year Ended December 31,
	2004	2005	2006	2007
	(In millions of billed minutes)
Incoming international long-distance calls	569.8	558.9	519.4	627.4
Outgoing international long-distance calls	527.4	467.8	400.9	431.4

Total	1,097.2	1,026.7	920.3	1,058.8

United States (19.4%), Japan (12.6%) and China (14.4%) accounted for the greatest percentage of our international long-distance call traffic measured in minutes in 2007. In recent years, the volume of our incoming calls exceeded the volume of our outgoing calls. The agreed settlement rate is applied to the call minutes to determine the applicable net settlement payment.

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

Interconnection. Under the Telecommunications Business Act, we are required to permit other service providers to interconnect to our fixed-line network. Currently, the principal users of this interconnection capacity include Hanarotelecom and LG DACOM (offering local, domestic long-distance and international long-distance services), Onse and SK Telink (offering international and domestic long-distance services), and SK Telecom, KTF and LG Telecom (transmitting calls to and from their mobile networks). We expect that interconnection revenues and payments will remain important for our results of operations. In recent years, revenues from a landline user for a call initiated by a landline user to a mobile service subscriber (land-to-mobile interconnection) have become a significant portion of our results of operations, accounting for 8.5% of our operating revenues in 2007. We recognize as land-to-mobile interconnection revenue the entire amount of the usage charge collected from the landline user and recognize as an expense the amount of interconnection charge paid to the mobile service provider.

Internet Services

Broadband Internet Access Service. Leveraging on our nationwide network of 267,421 kilometers of fiber optic cable network, we have achieved a leading market position in the broadband Internet access market in Korea. We believe we have a competitive advantage over other broadband Internet access service providers because, unlike our competitors, we can utilize our existing networks nationwide to provide broadband Internet access service. Our broadband Internet access service accounted for 11.1% of our operating revenues in 2007. Our principal Internet access services include:

•	xDSL, Ethernet and FTTH services under the “Megapass” brand name;

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

We had 6.5 million fixed-line Megapass broadband Internet subscribers as of December 31, 2007. We also had 0.4 million Nespot service subscribers as of December 31, 2007. We conducted trial service of WiBro service in parts of Seoul and Gyunggi Province starting in April 2006 and commercially launched our service in these areas in June 2006. Due to the limited service coverage, we have approximately 106,000 subscribers of WiBro service as of December 31, 2007. We expanded the service to all of metropolitan Seoul and select universities in Gyunggi Province in April 2007, and we plan to expand the service to the neighboring cities of Seoul by October 2008. Starting in the second half of 2007, we began bundling our WiBro service with Megapass and Nespot broadband Internet access services at a discount in order to attract additional subscribers.

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

FTTH is a telecommunication architecture in which a communication path is provided over optical fiber cables extending from the telecommunications operator’s switching equipment to the boundary of home or office. FTTH uses fiber optic cable, which is able to carry a high-bandwidth signal for longer distances without degradation. FTTH enables us to deliver enhanced products and services that require high bandwidth, such as IP-TV service and delivery of other digital media content.

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

Our Megapass Ntopia service connects fiber-optic cables to apartment complexes and buildings with LAN capabilities. This technology allows data transmission speed of up to 100 Mbps. Because the service is UTP cable-based, a subscriber is directly connected to the Internet whenever his or her personal computer is in operation. We began offering our Megapass Ntopia service in November 2000.

In February 2002, we launched a wireless LAN service called Nespot, which provides laptops and PDAs wireless access to high speed Internet in hot-spot zones and Megapass service in fixed-line environments. Nespot enables subscribers to access the Internet at up to 54 Mbps. We sponsored approximately 10,600 hot-spot zones nationwide for wireless connection as of December 31, 2007. We extended the Nespot service in 2003 through the launch of Nespot Swing, which allows users with PDA phones to connect to the Internet even outside the Nespot hotspots through KTF’s wireless data service specifically designed for PDAs.

In June 2006, we also launched our WiBro service, which enables two-way wireless broadband Internet access to portable computers, mobile phones and other portable devices at a speed averaging 1 Mbps per user. A subscriber is able to access the WiBro service network during transit up to 120 kilometers per hour. We positioned WiBro service to provide IP-based triple play services, which are voice, data and video.

Miscellaneous Internet-related Services. Our Internet-related services focus primarily on providing infrastructure and solutions for business enterprises, as well as IP-TV and video-on-demand services. Our Internet-related services accounted for 2.3% of our operating revenues in 2007.

We provide dedicated and secure broadband Internet connection service to institutional customers under the “Kornet” brand name. We provide high-speed connection up to 2.2 Tbps, as well as rent to our customers and install necessary routers to ensure reliable Internet connection and enhanced security. We provide discount rates to qualified customers, including small- and medium-sized enterprises, businesses engaging in Internet access services and government agencies.

We operate eight Internet data centers located throughout Korea and provide a wide range of computing services to companies which need servers, storages and leased lines. Internet data centers are facilities used to house, protect and maintain network server computers that store and deliver Internet and other network content, such as web pages, applications and data. Our Internet data centers are designed to meet international standards, and are equipped with temperature control systems, regulated and reliable power supplies, fire detection and suppression equipment, security monitoring and high-bandwidth connections to the Internet. Internet data centers allow corporations or Internet service providers to outsource their application and server hardware management.

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

In addition, we began providing standard definition video-on-demand services to customers of our Megapass services in June 2004, and high definition video-on-demand services in July 2007. We began promoting video-on-demand services under the new brand name “MegaTV” in June 2007. Our MegaTV subscribers are offered access to an array of digital media contents, including movies, sports, news, educational programs and TV replay, for a fixed monthly fee. Through a digital set-top box that we rent to our customers, our customers are able to browse the catalogue of digital media contents and view the selected media streams on their television. A set-top box provides two-way communications on an IP network and decodes video streaming data. We rent the set-top boxes free of charge to our customers who sign up for a three-year subscription period. We expect to expand our MegaTV service to include IP-TV service as soon as the administrative steps necessary to implement the recently enacted Korean Internet Multimedia Broadcasting Business Act are completed.

Mobile Service

KTF, one of our consolidated subsidiaries in which we owned a 53.0% interest as of December 31, 2007, obtained one of the three licenses to provide nationwide PCS service in June 1996 and began offering PCS service in all major population centers in Korea in October 1997. PCS service is a digital wireless telephone and data transmission system that uses portable handsets with long battery life to communicate via low-power antennae. KTF’s PCS service uses CDMA technology and utilizes 20 MHz of bandwidth in the 1800 MHz frequency. In May 2001, KTF launched its 2.5 generation high speed wireless data services. Subscribers who have EV-DO-compatible handsets are able to enjoy high speed multimedia services including voice, data and video transmission. KTF also expanded its coverage area of HSDPA-based IMT-2000 services to 84 cities in December 2006 and nationwide in March 2007. HSDPA-based IMT-2000 is a third-generation, high-capacity wireless Internet and video multimedia communications technology which allows an operator to provide to its subscribers significant more bandwidth capacity. KTF currently offers such services under the brand name “SHOW.”

We entered into an air-time reselling arrangement with KTF in July 1999, under the brand name “Let’s 010,” through which we use our extensive marketing network and strong brand name to attract subscribers who can utilize the mobile networks of KTF. We bill directly to our resale subscribers for their usage of KTF’s mobile networks and collect all fees and charges relating to such usage, including initial subscription fees, monthly access fees and usage charges for outgoing calls, wireless data communications and value-added monthly services. We had approximately 2.9 million resale subscribers who utilized KTF’s network as of December 31, 2007.

Revenues related to mobile service accounted for 31.5% of our operating revenues in 2007. The following table shows selected information concerning the usage of KTF’s network during the periods indicated and the number of KTF’s subscribers as of the end of such periods:

	As of or for the Year Ended December 31,
	2005		2006		2007
Outgoing Minutes (in thousands)(1)		19,580,889		19,763,593		20,407,676
Average Monthly Outgoing Minutes per Subscriber(1) (2)		169		164		161
Average Monthly Revenue per Subscriber(1)(3)	(Won)	40,570	(Won)	38,768	(Won)	39,852
Number of Subscribers (in thousands)(4)		12,302		12,914		13,721

(1)	Not including figures related to resale subscribers of KT Corporation.
(2)	The average monthly outgoing minutes per subscriber is computed by dividing the total minutes of usage for the period by the weighted average number of subscribers for the period and dividing the quotient by the number of months in the period. The weighted average number of subscribers is the sum of the total number of subscribers at the end of each month divided by the number of months in the period.
(3)	The average monthly revenue per subscriber is computed by dividing total monthly access fees, usage charges, interconnection fees and value-added service fees for the period by the weighted average number of subscribers and dividing the quotient by the number of months in the period.
(4)	Includes resale subscribers of KT Corporation who utilized KTF’s network. KT Corporation had approximately 2.9 million resale subscribers as of December 31, 2007.

KTF competes with SK Telecom, a mobile service provider that has a longer operating history than KTF, and LG Telecom, that began its service at around the same time as KTF. As of December 31, 2007, KTF had approximately 13.7 million subscribers (including resale subscribers of KT Corporation), which was second largest among the three mobile service providers. As of December 31, 2007, in terms of number of subscribers announced by the Korea Communications Commission, KTF had a market share of 31.5% of the mobile service market. Among KTF’s 13.7 million subscribers (including resale subscribers of KT Corporation), 3.2 million subscribers signed up for SHOW as of December 31, 2007, representing a market share of 56.2% in terms of number of subscribers using third-generation HSDPA-based IMT-2000 service as estimated by KTF.

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

KTF markets its services through two channels: (1) exclusive dealers and (2) the marketing network of KT Corporation pursuant to air-time reselling arrangements with us. The primary distribution channels of KTF are its independent exclusive dealers located throughout Korea. As of December 31, 2007, there were 1,774 shops managed by independent exclusive dealers of KTF. In addition to assisting new subscribers to activate mobile service and purchase handsets, authorized dealers are connected to the database of KTF and are able to assist customers with account information. Although most of these dealers sell exclusively products and services of KTF, sub-dealers hired by exclusive dealers may sell products and services offered by other mobile telecommunications service providers. Authorized dealers are entitled to a commission for each new subscriber registered, as well as ongoing commissions for the first five years based primarily on the subscriber’s monthly access fee, usage charges and length of subscription. The handsets sold by KTF to the dealers cannot be returned to KTF unless they are defective. If a handset is defective, it may be exchanged for a new one within 14 days from the date of purchase.

KTF does not require its subscribers to make facility deposits or take out facility insurance policies with the Korea Guarantee Insurance Company, unless a subscriber purchased his or her handset through the installment payment plan. In such a situation, facility insurance is required and the subscriber typically pays a one-time insurance fee ranging from Won 10,000 to Won 20,000. KTF conducts the screening process for new subscribers with great caution. A potential subscriber must meet all internal credit criteria before receiving mobile service. The procedure includes checking the history of non-payment and credit information from banks and credit agencies such as the National Information and Credit Evaluation Corporation. Applicants who do not meet the minimum criteria can only subscribe to the mobile service by using a pre-paid card.

Data Communication Service

Our data communication service involves offering exclusive lines that allow point-to-point connection for voice and data traffic between two or more geographically separate points. As of December 31, 2005, 2006 and 2007, we leased 410,073 lines, 400,287 lines and 391,383 lines to domestic businesses, including 230 international leased lines on December 31, 2007. The data communication service accounted for 6.8% of our operating revenues in 2007.

We currently have two telecommunications satellites in operation, Koreasat 3 and Koreasat 5. We launched Koreasat 3 in September 1999. Koreasat 3 carries transponders that are used for direct-to-home satellite broadcasting, telecommunication operations, video distribution and high-speed data communication services for sparsely populated areas. All direct-to-home satellite broadcasting transponders are currently utilized by Korea Digital Satellite Broadcasting Inc. The expected orbital life of Koreasat 3 is approximately 12 years.

We launched Koreasat 5 in August 2006, which replaced Koreasat 2. Koreasat 5 is a telecommunication satellite with 24 transponders that are used for domestic or Asia-Pacific regional satellite telecommunication services. The expected orbital life of Koreasat 5 is approximately 15 years.

Miscellaneous Services

We provide various services that extend beyond telephone services and data communications services, including:

•	information technology and network services; and

•	services provided by KTH.

Our miscellaneous services accounted for 5.8% of our operating revenues for 2007.

Information Technology and Network Services. We offer a broad array of integrated information technology and network services to our business customers. Our range of services include consulting, designing, building and maintaining systems and communication networks that satisfy individual needs of our customers in the public and the private sector.

KTH. KTH is a consolidated subsidiary in which we owned a 65.9% interest as of December 31, 2007, and its services include operating paran.com (formerly hanmir.com) portal site and developing on-line contents including on-line games and video-on-demand. KTH plans to focus its efforts on making paran.com portal site compatible for new media environment and strengthening its competitiveness in providing diverse on-line contents while maintaining its profitability.

Revenues and Rates

The table below shows the percentage of our revenues derived from each category of services for each of the years from 2005 through 2007:

	Year Ended December 31,
	2005	2006	2007
Telephone services:
Local service	17.0%	16.3%	15.3%
Non-refundable service initiation fees	0.4	0.3	0.2
Domestic long-distance service	4.5	4.0	3.6
International long-distance service	2.4	2.2	2.3
Land-to-mobile interconnection	10.0	10.0	8.5

Sub-total	34.3	32.8	29.9

Internet services:
Broadband Internet access service	12.8	12.1	11.1
Miscellaneous Internet-related services(1)	1.6	1.8	2.3

Sub-total	14.4	13.9	13.4

Mobile service	30.4	30.9	31.5
Sales of goods(2)	8.8	10.6	12.5
Other services:
Data communications service	7.9	7.2	6.8
Miscellaneous(3)	4.2	4.6	5.9

Sub-total	12.1	11.8	12.7

Operating revenues	100.0%	100.0%	100.0%

(1)	Includes revenues from Kornet Internet connection service and services provided by our Internet data centers and Bizmeka.
(2)	Includes mobile handset sales.
(3)	Includes revenues from information technology and network services and KTH.

Telephone Services

Local Telephone Service. Our revenues from local telephone service consist primarily of:

•	Service initiation fees for new lines;

•	Monthly basic charges; and

•	Monthly usage charges based on the number of call pulses.

All calls are currently measured by call pulses. Each pulse is determined by the duration of the call and the time of the day at which the call is made. For instance, during regular service hours, a call pulse is triggered at the beginning of each local telephone call and every three minutes thereafter.

The rates we charge for local calls are currently subject to approval by the Korea Communications Commission after consultation with the Ministry of Strategy and Finance. The rates are identical for residential and commercial customers. The following table summarizes our local usage rates as of each date on which rates were revised:

	Dec 1, 1996		Sept 1, 1997		April 15, 2001		May 1, 2002
Local Usage Charges (per pulse)(1)
Regular service	(Won)	41.6	(Won)	45	(Won)	39	(Won)	39
Public telephone		40		50		50		70

(1)	Since January 1, 1990, usage charges for local service in those metropolitan areas subject to measured service have been based on the number of pulses, which are a function of the duration and number of calls, and per pulse rates. Before January 1, 1993, in areas not subject to measured service, a pulse was triggered once for each local telephone call, regardless of the length of the call. Commencing January 1, 1993, measured service applies to all lines in service. A pulse is triggered at the beginning of each local call and every three minutes thereafter from 8:00 a.m. to 9:00 p.m. on weekdays and every 258 seconds thereafter on holidays and from 9:00 p.m. to 8:00 a.m. on weekdays.

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

Starting in November 2007, we began waiving the Won 60,000 non-refundable service initiation fee for new subscribers who subscribe to our local service through our online application process.

As of December 31, 2007, we had Won 841 billion of refundable service initiation deposits outstanding and 3,816 thousand subscribers who are enrolled under the mandatory deposit plan and eligible to switch to the no deposit plan and receive their service initiation deposit back (less Won 52,000 as described above). The total refund amount (excluding the non-refundable telephone service initiation fees retained by us) to customers choosing to switch to the no deposit plan or terminate the local telephone service in 2007 amounted to Won 66 billion. As of December 31, 2007, we had 16.2 million subscribers who are enrolled under the second plan or the new plan.

Domestic Long-distance Telephone Service. Our revenues from domestic long-distance service consist of charges for calls placed, charged for the duration, time of day and day of the week a call is placed, and the distance covered by the call. Since January 1998, we have been setting our own rates for domestic long-distance service without approval from the Korea Communications Commission.

The following table summarizes our domestic long-distance rates as of each date on which rates were revised. These charges do not reflect discounts applicable to calls made during off-peak hours or holidays.

	Date of Rate Change(1)
	Dec. 1, 1996		Sept. 1, 1997		Dec. 1, 2000		April 15, 2001		Nov. 1, 2001
Domestic Long-Distance Charges (per three minutes)(1)(2)
Up to 30 km	(Won)	41.6	(Won)	45	(Won)	45	(Won)	39	(Won)	39
Up to 100 km		182		172		192		192		261
100 km or longer		277		245		252		252		261

(1)	Domestic long-distance calls of up to 30 kilometers are billed on the same basis as local calls. Before April 15, 2001, for domestic long-distance calls in excess of 30 kilometers, a pulse was triggered at the beginning of each call and every 47 seconds for calls up to 100 kilometers or every 33 seconds for calls in excess of 100 kilometers. Commencing April 15, 2001, a pulse was triggered at the beginning of each call and every 30 seconds thereafter. Commencing November 1, 2001, a pulse is triggered at the beginning of each call and every 10 seconds thereafter.
(2)	Rates for domestic long-distance calls in excess of 30 kilometers are currently discounted (by an adjustment in the period between pulses) by 10% on holidays and from 6:00 a.m. to 8:00 a.m. on weekdays, and by 30% from midnight to 6:00 a.m. every day.

In recent years, we have begun to offer optional flat rate plans and discount plans in order to mitigate the impact from lower usage charges of local and domestic long-distance calls and stabilize our revenues from fixed-line telephone services. Some of our new plans introduced in recent years include the following:

•

starting in September 2006, a subscriber who elects to pay the monthly average of the past six months of local and domestic long-distance usage amounts plus an extra monthly change of Won 500 is able to make free local and domestic long-distance calls up to twice the historical minutes. A subscriber who elects to pay an extra monthly charge of Won 1,000 is able to make free calls up to three times the historical minutes. Usage minutes exceeding these free amounts are charged at a 50.0% discount;

•

starting in May 2007, a subscriber who is older than 65 years is eligible to receive a 30.0% discount on fixed-line local call charges and a 20.0% discount on land-to-mobile interconnection usage charges for calls made to his or her children;

•

starting in November 2007, a subscriber who elects to pay an additional monthly flat rate of Won 3,000 is able to make local and long-distance calls at a flat rate of Won 39 per call without regard to length of the call;

•	starting in November 2007, a subscriber who elects to pay an additional monthly flat rate of Won 2,000 is able to make long-distance calls nationwide at a rate of Won 39 per three minutes; and

•

starting in November 2007, a subscriber who elects to pay a monthly flat rate of Won 10,000 to Won 35,000 (which includes monthly basic charge) is able to make free local and domestic long-distance calls of between 150 minutes to 660 minutes per month.

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

We bill outgoing calls made by customers in Korea (and calls made to Korea from foreign countries under our home country direct-dial service) in accordance with our international long-distance rate schedule for the country called. These rates vary depending on the time of day at which a call is placed. We bill outgoing international calls on the basis of one-second increments. Since January 1998, we have been setting our own rates for international long-distance service without approval from the Korea Communications Commission.

For incoming calls (including calls placed in Korea by customers of the foreign carriers for home country direct-dial service), we receive settlement payments from the relevant foreign carrier or administration at the applicable settlement rate specified under the agreement with the foreign entity. We have entered into numerous bilateral agreements with foreign carriers and administrations. We negotiate the settlement rates under these agreements with each foreign carrier, subject to Korea Communications Commission approval. It is the practice among international carriers for the carrier in the country in which the call is billed to collect payments due in respect of the use of overseas networks. Although we record the gross amounts due to and from us in our financial statements, we make settlements with most carriers quarterly on a net basis.

Interconnection. We provide other telecommunications service providers, including mobile operators and other fixed-line operators, interconnection to our fixed-line network.

Land-to-mobile Interconnection. For a call initiated by a landline user to a mobile service subscriber, we collect from the landline user the land-to-mobile usage charge and remit to the mobile service provider a land-to-mobile interconnection charge. The Korea Communications Commission periodically issues orders setting the interconnection charge calculation method applicable to interconnections with mobile service providers. Starting in 2004, the Korea Communications Commission determines the land to mobile interconnection charge by calculating the long run incremental cost of mobile service providers, taking into consideration technology development and future expected costs.

The following table shows the interconnection charges we paid per minute (exclusive of value-added taxes) to mobile operators for landline to mobile calls. We expect the Korea Communications Commission to determine the rates applicable for 2008 in the second half of 2008. Upon its determination, the rate will be applied retroactively starting January 1, 2008.

	Effective Starting
	January 1, 2004		January 1, 2005		January 1, 2006		January 1, 2007
SK Telecom	(Won)	31.8	(Won)	31.2	(Won)	33.1	(Won)	32.8
KTF		47.7		46.7		40.1		39.6
LG Telecom		58.5		55.0		47.0		45.1

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

The following table shows such interconnection charge per minute collected for a call depending on the type of call, as determined by the Korea Communications Commission. We expect the Korea Communications Commission to determine the rates applicable for 2008 in the second half of 2008. Upon its determination, the rate will be applied retroactively starting January 1, 2008.

	Effective Starting
	January 1, 2004		January 1, 2005		January 1, 2006		January 1, 2007
Local access(1)	(Won)	16.2	(Won)	16.5	(Won)	16.6	(Won)	17.3
Single toll access(2)		17.8		18.1		18.2		19.0
Double toll access(3)		20.5		20.8		19.9		20.7

Source:	The Korea Communications Commission.
(1)	Interconnection between local switching center and local access line.
(2)	Interconnection involving access to single long-distance switching center.
(3)	Interconnection involving access to two long-distance switching centers.

Internet Services

Broadband Internet Access Service. We offer broadband Internet access service that primarily uses existing telephone lines to provide both voice and data transmission. We charge customers of broadband Internet service monthly fixed fees. In addition, we charge customers a one time installation fee per site of Won 30,000 and modem rental fee ranging from Won 3,000 to Won 8,000 on a monthly fixed basis. The rates we charge for broadband Internet access service are subject to approval by the Korea Communications Commission.

The following table summarizes our charges for various broadband Internet services as of December 31, 2007:

	Maximum Speed		Monthly Fee(1)
Megapass Special	100	Mbps	(Won)	40,000
Megapass Premium	50			33,000
Megapass Lite	10			30,000
Megapass Ntopia	100			36,000
WiBro Slim(2)(6)	3			10,000
WiBro Basic(3)(6)	3			20,000
WiBro Special(4)(6)	3			30,000
WiBro Premium(5)(6)	3			40,000

(1)	We provide discounts of up to 15.0% for mandatory subscription periods ranging from one to three years, with the exception of Megapass Ntopia, for which we provide discounts of up to 20.0% for mandatory subscription periods ranging from one to four years.
(2)	We charge a monthly fee of Won 10,000 for up to 500 megabytes of data transmission and Won 50 per megabyte for any additional data transmission in excess of 500 megabytes per month.
(3)	We charge a monthly fee of Won 20,000 for up to 2,000 megabytes of data transmission and Won 25 per megabyte for any additional data transmission in excess of 2,000 megabytes per month.
(4)	We charge a monthly fee of Won 30,000 for up to 4,000 megabytes of data transmission and Won 10 per megabyte for any additional data transmission in excess of 4,000 megabytes per month.
(5)	We charge a monthly fee of Won 40,000 for up to 6,000 megabytes of data transmission and Won 7 per megabyte for any additional data transmission in excess of 6,000 megabytes per month.
(6)	In order to promote our WiBro service, we are currently offering promotional rates to all new customers subscribing before September 30, 2008. New subscribers may elect either a flat rate plan in which the subscriber pays a monthly fee of Won 19,800 for unlimited use of WiBro service, or a discount plan in which the subscriber pays a monthly fee of Won 10,000 for up to 1,000 megabytes of monthly data transmission and Won 25 per megabyte for data transmission in excess of such amount, with the maximum monthly fee capped at Won 150,000. Both promotional plans are currently scheduled to end on November 30, 2008, but we may extend them subject to market demand.

Mobile Service and Mobile Handset Sales

Our operating revenues from mobile resale service are generated through our air-time reselling arrangement with KTF. Our mobile handset sales are also included in our consolidated operating revenues as sales of goods. In addition, KTF, one of our consolidated subsidiaries in which we owned a 53.0% interest as of December 31, 2007, derive revenues from mobile service principally from:

•	initial subscription fees;

•	monthly access fees;

•	usage charges for outgoing calls;

•	usage charges for wireless data transmission; and

•	value-added monthly service fees.

KTF may set these fees and charges, including any promotional rates, without approval from the Korea Communications Commission. Like all Korean mobile service providers, KTF does not charge its customers for incoming calls. Instead, KTF receives interconnection charges from us for calls initiated from our fixed-line network to its mobile network (which are eliminated in consolidation) and interconnection charges from other mobile and fixed-line service operators for calls initiated by their subscribers.

KTF offers various rate plans, including those that offer a specified number of free airtime minutes per month in return for a higher monthly access fee and those that are geared toward business customers. KTF charges an initial subscription fee of Won 30,000 to new subscribers. Under the standard rate plan for PCS service, KTF charges a monthly access fee of Won 13,000 and usage charges of Won 18 per ten seconds, and the subscriber is provided with 10 free minutes. Under the standard rate plan for HSDPA-based SHOW service, KTF charges a monthly access fee of Won 12,000 and usage charges of Won 18 per ten seconds, but no free minutes are offered.

In order to promote its mobile services, KTF acquires mobile handsets in bulk for resale to its subscribers. Until March 26, 2006, KTF and its competitors were restricted from selling handsets to subscribers at prices below the prices at which they purchased the handsets from manufacturers, except in cases of certain PDA phones and W-CDMA phones. In recent years, mobile service providers began granting subsidies to subscribers who purchase new handsets. KTF currently provides subsidies between Won 80,000 to Won 360,000 to subscribers for purchase of mobile handsets based on a subscription period between 12 to 24 months.

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

Competition

The telecommunications sector in Korea is rapidly evolving. We face increasing competition from new entrants to the telecommunications market, and we expect the number and the identity of service providers in the market to continue to change. Future business combinations and alliances in the telecommunications industry may create significant new competitors. In particular, the Ministry of Information and Communication conditionally approved SK Telecom’s acquisition of a controlling minority stake of approximately 39% of the issued and outstanding share capital of Hanarotelecom Incorporated. The acquisition would enable SK Telecom to provide fixed-line telecommunications, broadband Internet access and IP-TV services together with its mobile telecommunications services.

Under the Telecommunications Basic Law and the Telecommunications Business Law, telecommunications service providers in Korea are currently classified into network service providers, value-added service providers and specific service providers. See “—Regulation.”

Network Service Providers

All network service providers in Korea are permitted to set the rates for international or domestic long-distance services on their own without Korea Communications Commission approval. Many of our competitors have set their rates lower than ours. Currently, we can compete freely with other providers on the basis of rates in all services except for rates we charge for local calls and broadband Internet access service, which require advance approval from the Korea Communications Commission. In all service areas, we compete by endeavoring to provide superior customer service and superior technical quality, taking advantage of our broad customer base and our ability to provide various telecommunication services.

We and SK Telecom have been designated as market-dominating business entities in the respective markets under the Telecommunications Business Act. Under this Act, a market-dominating business entity may not engage in any act of abuse, such as unreasonably interfering with business activities of other business entities, hindering unfairly the entry of newcomers or substantially restricting competition to the detriment of the interests of consumers. The Korea Communications Commission has also issued guidelines on fair competition of the telecommunications companies. If any telecommunications service provider breaches the guidelines, the Korea Communications Commission may take necessary corrective measures against it after a hearing at which the service provider may defend its action.

Local Telephone Service. We compete with Hanarotelecom and LG DACOM in the local telephone service business. Hanarotelecom began providing local telephone service in 1999, followed by LG DACOM in 2004. In addition, the services provided by mobile service providers have had a material adverse effect on KT Corporation in terms of our revenues from fixed-line telephone services. We expect this trend to continue.

The following table shows the market share in the local telephone service market in terms of number of subscribers estimated by us as of the dates indicated:

	Market Share (%)
	KT Corporation	Hanarotelecom	LG DACOM
December 31, 2005	93.2	6.6	0.2
December 31, 2006	92.1	7.5	0.4
December 31, 2007	90.4	8.8	0.8

Source:	KT Corporation.

Although the local usage charge of our competitors and us is the same at Won 39 per pulse (generally three minutes), our competitors’ non-refundable telephone service initiation charge and basic monthly charge are lower than ours. Our customers pay a non-refundable telephone service initiation charge of Won 60,000 and a basic monthly charge of up to Won 5,200 depending on location. On the other hand, customers of our competitors pay a non-refundable telephone service initiation charge of Won 30,000 and a basic monthly charge of up to Won 5,200 depending on location.

Domestic Long-distance Telephone Service. We compete with LG DACOM, Onse, Hanarotelecom and SK Telink in the domestic long-distance market. LG DACOM began offering domestic long-distance service in 1996, followed by Onse in 1999 and Hanarotelecom and SK Telink in 2004. The following table shows the market shares in the domestic long-distance market in terms of number of subscribers estimated by us for the years indicated:

	Market Share (%)
	KT Corporation	LG DACOM	Hanarotelecom	Onse	SK Telink
2005	85.4	6.1	4.8	2.7	1.0
2006	85.6	4.8	6.1	2.1	1.4
2007	85.4	3.9	7.4	1.8	1.5

Source:	KT Corporation.

Our competitors and we charge Won 39 per three minutes for domestic long-distance calls up to 30 kilometers. For domestic long-distance calls greater than 30 kilometers, our competitors typically charge between 3% to 5% less than us. The following table is a comparison of our standard long-distance usage charges per three minutes with the standard rates of our competitors as of December 31, 2007:

	KT Corporation		LG DACOM		Onse		Hanarotelecom		SK Telink
30 kilometers or longer	(Won)	261	(Won)	253	(Won)	248	(Won)	250	(Won)	248

Source:	KT Corporation.

International Long-Distance Telephone Service. Four companies, LG DACOM, Onse, Hanarotelecom and SK Telink, directly compete with us in the international long-distance market. LG DACOM began offering international long-distance service in 1991, followed by Onse in 1997 and Hanarotelecom in 2004. SK Telink, which only provides Internet phone service, entered the international long-distance market in 2003 and offers its services at rates lower than those of network-based international long-distance telephone services. The entry of Internet phone service providers and other telecommunications service providers, such as voice resellers, that can offer telecommunications services at rates lower than ours has increased competition in the international long-distance market and adversely affected our revenues and profitability from international long-distance services. See “— Specific Service Providers.”

Our competitors generally charge less than us for international long-distance calls. The following table is a comparison of our standard long-distance usage charges per one minute with the standard rates of our competitors as of December 31, 2007:

	KT Corporation		LG DACOM		Onse		Hanarotelecom		SK Telink
United States	(Won)	282	(Won)	288	(Won)	154	(Won)	276	(Won)	156
Japan		696		678		297		672		384
China		990		996		699		984		780
Australia		1,086		1,086		522		1,044		528
Great Britain		1,008		996		492		966		498
Germany		948		942		397		912		402

Source:	KT Corporation.

Broadband Internet Access Service. The Korean broadband Internet access market has experienced significant growth since Korea Thrunet first introduced its HFC-based service in 1998. Hanarotelecom entered the broadband market in 1999 offering both HFC and ADSL services, and we entered the market with our ADSL services in 1999, followed by Dreamline, Onse, LG Powercom and LG DACOM. In addition, the entry of cable television providers that offer HFC-based broadband Internet access services at rates lower than ours has increased competition in the broadband Internet access market. We expect industry consolidation among our competitors in the near future, and smaller competitors in the broadband market today may become larger competitors.

The following table shows the market share in the broadband Internet access market in terms of number of subscribers estimated by us as of the dates indicated:

	Market Share (%)
	KT Corporation	Hanarotelecom	Others
December 31, 2005	51.2	22.7	26.1
December 31, 2006	45.2	25.7	29.1
December 31, 2007	44.3	24.9	30.8

Source:	KT Corporation.

Our competitors generally charge less than us for broadband Internet access service. The following table is a comparison of fees for our Megapass Lite service with three year mandatory subscription period with fees of our competitors for comparable services as of December 31, 2007:

	KT Corporation		Hanarotelecom		Cable Providers(1)
Monthly subscription fee	(Won)	25,500	(Won)	25,200	(Won)	19,600
Monthly modem rental fee		3,000		3,000		3,000
Additional installation fee upon moving		10,000		18,000		varies

Source:	KT Corporation.
(1)	These are fees typically charged by cable providers.

Mobile Service. Competition in the mobile telecommunications industry in Korea is intense among SK Telecom, KTF and LG Telecom. Such competition intensified in recent years due to the implementation of mobile number portability, which enables mobile subscribers to switch their service provider while retaining the same mobile phone number, as well as payments of handset subsidies to purchasers of new handsets.

The following table shows the market share in the mobile telecommunications market in terms of number of subscribers announced by the Korea Communications Commission as of the dates indicated:

	Market Share (%)
	KTF	SK Telecom	LG Telecom
December 31, 2005	32.1	50.9	17.0
December 31, 2006	32.1	50.4	17.4
December 31, 2007	31.5	50.5	18.0

Source:	KTF.

The following table shows the market share of third-generation HSDPA-based IMT-2000 service in terms of number of subscribers announced by the Korea Communications Commission as of December 31, 2007:

	Market Share (%)
	KTF	SK Telecom
December 31, 2007	56.2	43.8

Source:	KTF.

KTF offers various rate plans, including those that offer a specified number of free airtime minutes per month in return for a higher monthly access fee and those that are geared toward business customers. Our competitors also offer similar plans at competitive rates.

Data Communication Service. We had a monopoly in domestic data communication service until 1994, when LG DACOM was authorized to provide the leased-line service.

Value-Added Service Providers

Value-added service providers may commence operations following filing of a report to the Korea Communications Commission. The scope of business of a value-added service provider includes specific value-added telecommunications activities (other than services reserved for network service providers), such as data communications utilizing telecommunications facilities leased from network service providers.

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

Under the Telecommunications Basic Law and the Telecommunications Business Law, the Korea Communications Commission has comprehensive regulatory authority over the telecommunications industry and all network service providers. Under the new administration of President Lee Myung Bak, many functions previously undertaken by the Ministry of Information and Communication were transferred to the Korea Communications Commission, including approving rates of dominant service providers and regulating general terms of telecommunications services provided by network service providers. The Korea Communications Commission is established under the direct jurisdiction of the President and is comprised of five standing commissioners. Commissioners of the Korea Communications Commission are appointed by the President, and the appointment of the Chairperson must be approved at a confirmation hearing at the National Assembly. The Korea Communications Commission’s policy is to promote competition in the Korean telecommunications markets through measures designed to prevent the dominant service provider in any such market from exercising its market power in such a way as to prevent the emergence and development of viable competitors. A network service provider must be licensed by the Korea Communications Commission. Our license as a network service provider permits us to engage in a wide range of telecommunications services.

Under the Use and Protection of Credit Information Act, telecommunications service providers are also required to disclose personal credit information of their customers only for the purpose of validating and maintaining telecommunications service agreements. Korean telecommunications service providers may use their customers’ credit information only to the extent allowed by the Use and Protection of Credit Information Act, which has gained greater importance in recent years due to the occurrence of personal information leakage incidents.

The Ministry of Information and Communication, prior to being replaced by the Korea Communications Commission, announced a “road map” in March 2007 highlighting upcoming revisions in regulations to promote deregulation of the telecommunications industry. The road map included allowing telecommunications service providers to bundle their services, such as broadband Internet access service, mobile telephone service and fixed-line telephone service, at a discounted rate starting in July 2007, provided that we and SK Telecom, which are designated as market-dominating business entities under the Telecommunications Business Law, allow other competitors to employ the services provided by us and SK Telecom, respectively, so that the competitors can provide similar discounted package services. The road map included plans to amend the regulations and provisions under the Telecommunications Business Law to permit licensed transmission service providers to offer local, domestic long-distance and international long-distance telephone services, as well as broadband Internet access and Internet phone services, without the need to obtain further approval from the Ministry of Information and Communication. Under the new administration of President Lee Myung Bak, the Korea

Communications Commission is reconsidering many aspects of the roadmap as well as other regulations of the telecommunications industry, and there can be no assurance that the roadmap will continue to be implemented as proposed by the Ministry of Information and Communication under the previous administration.

Rates

Under current regulations implementing the Telecommunications Business Act, a network service provider may set its rates at its discretion, although it must report to the Korea Communications Commission the rates and the general terms and conditions for each type of network service provided by it. There is, however, one exception to this general rule: if a network service provider has the largest market share for a specified type of service and its revenue from that service for the previous year exceeds a specific revenue amount set by the Korea Communications Commission, it must obtain prior approval from the Korea Communications Commission for the rates and the general terms for that service. Each year the Korea Communications Commission designates the service providers and the types of services for which the rates and the general terms must be approved by the Korea Communications Commission. In 2007, the Korea Communications Commission designated us for local telephone service and broadband Internet access service and SK Telecom for cellular service. The Korea Communications Commission, in consultation with the Ministry of Strategy and Finance, is required to approve the rates proposed by a network service provider if (1) the proposed rates are appropriate, fair and reasonable and (2) the calculation method for the rates are appropriate and transparent.

Other Activities

A network service provider, such as us, must obtain the permission of the Korea Communications Commission in order to:

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

A telephone service provider may provide some network services using the equipment it currently has by submitting a report to the Korea Communications Commission. The Korea Communications Commission can revoke our licenses or order the suspension of any of our businesses if we do not comply with the regulations of the Korea Communications Commission under the Telecommunications Business Law.

The responsibilities of the Korea Communications Commission also include:

•	formulating the basic plan for the telecommunications industry; and

•	preparing periodic reports to the National Assembly of Korea regarding developments in the telecommunications industry.

The responsibilities of the Ministry of Knowledge Economy include:

•	drafting and implementing plans for developing telecommunications technology;

•	fostering and providing guidance to institutions and entities that conduct research relating to telecommunications; and

•	recommending to network service providers that they invest in research and development or that they contribute to telecommunications research institutes in Korea.

In addition, since January 2000, all network service providers (other than regional paging service providers) are obligated to contribute toward the supply of “universal” telecommunications services in Korea. Telecommunications service providers designated as “universal service providers” by the Korea Communications Commission are required to provide universal telecommunications services such as local services, local public telephone services, discount services for persons with disabilities and for certain low-income persons, telecommunications services for remote islands and wireless communication services for ships. We have been designated as a universal service provider. The costs and losses recognized by universal service providers in connection with providing these universal telecommunications services will be shared on an annual basis by all network service providers (other than regional paging service providers), including us, on a pro rata basis based on their respective net annual revenue calculated pursuant to a formula set by the Korea Communications Commission.

Due to the amendment of the Telecommunications Business Law, effective April 9, 2001, a network service provider must permit other network service providers to co-use wirelines connecting the switching equipment to end-users, upon the request of such other network service providers. In addition, a network service provider may permit other network service providers to co-use its wireless communication systems upon the request of any of such other network service providers. The compensation method for the co-use must be determined by the Korea Communications Commission and be settled, by fair and proper methods.

In addition, starting April 2002, we are required to lease to other companies our fixed-lines that connect subscribers to our network. This system, which is called local loop unbundling, is intended to prevent excessive investment in local loops. This system requires us to lease the portion of our copper lines that represent our excess capacity to other companies upon their request at rates that are determined by the Korea Communications Commission based on our cost, and taking into consideration an appropriate rate of return, to enable them to provide voice and broadband services. Revenues from local loop unbundling are recognized as revenues from miscellaneous services.

Foreign Investment

The Telecommunications Business Act restricts the ownership and control of network service providers by foreign shareholders. Foreigners, foreign governments and “foreign invested companies” may not own more than 49.0% of the issued shares with voting rights of a network service provider, including us, and a foreign shareholder may not become our largest shareholder if such shareholder holds 5.0% or more of our shares. For purposes of the Telecommunications Business Act, the term “foreign invested company” means a company in which foreigners and foreign governments hold 15.0% or more shares with voting rights in the aggregate and a foreigner or a foreign government is the largest shareholder, provided, however, that such company will not be counted as a foreign shareholder for the purposes of the above-referenced 49.0% limit if it holds less than 1.0% of our total issued and outstanding shares with voting rights. As of December 31, 2007, 45.5% of our common shares were owned by foreign investors. In the event that a network service provider violates the shareholding restrictions, its foreign shareholders cannot exercise voting rights for their shares in excess of such limitation, and the Korea Communications Commission may require corrective measures be taken to comply with the ownership restrictions. There is no restriction on foreign ownership for specific service providers and value-added service providers.

Individual Shareholding Limit

The Privatization Law ceased to apply to us in August 2002, and ceiling on individual shareholding specified in the articles of incorporation has been eliminated. Under the Telecommunications Business Act, a foreign shareholder who holds 5.0% or more of our total shares is prohibited from becoming our largest shareholder. However, any foreign shareholder who held 5.0% or more of our total shares and was our largest shareholder on or prior to May 9, 2004 is exempt from the regulations, provided that such foreign shareholder may not acquire any more of our shares. In addition, under the Telecommunications Business Act, the Korea Communications Commission may, if it deems it necessary to preserve substantial public interests, prohibit a foreign shareholder from being our largest shareholder. In addition, the Foreign Investment Promotion Act prohibits any foreign shareholder from being our largest shareholder, if such shareholder owns 5.0% or more of our shares with voting rights. In the event that any foreigner or foreign government acquires our shares in violation of the above provisions, the Telecommunications Business Act restricts such foreign shareholder from exercising his or her voting rights with respect to common shares exceeding such threshold. The Korea Communications Commission may also order us or the foreign shareholder to take corrective measures in respect of the excess shares within a specified period of six months or less.

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

Insurance

We carry insurance against loss or damage to all significant buildings and automobiles. Except for our insurance coverage of our satellites and Internet data centers, we do not carry insurance covering losses to outside plant or to equipment because we believe the cost of such insurance is excessive and the risk of material loss or damage is insignificant. We do not have any provisions or reserves against such loss or damage. We do not carry any business interruption insurance.

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

Item 4.D. Property, Plants and Equipment

Our principal fixed asset is our integrated telecommunications network that consists of exchanges and transmission equipment, access lines, backbone network, and mobile network of KTF. In addition, we own buildings and real estate throughout Korea.

Our fixed-line equipment vendors and mobile equipment suppliers include well-known international and local suppliers such as Samsung Electronics, LG Electronics, Cisco Systems and Alcatel-Lucent.

Exchanges

Exchanges include local exchanges and “toll” exchanges that connect local exchanges to long-distance transmission facilities. We had 26.6 million lines connected to local exchanges and 2.1 million lines connected to toll exchanges as of December 31, 2007.

All of our exchanges are fully automatic. We completed replacement of all electromechanical analog exchanges with digital exchanges in June 2003 in order to provide higher speed and larger volume services. Starting in 2006, we also began conversion of our exchanges to be compatible to Internet protocol platform in preparation of building our next generation broadband convergence network by 2015. As of December 31, 2007, approximately 13% of our lines connected to toll exchanges are compatible to Internet protocol platform.

Internet Backbone

Our Internet backbone network, called KORNET, has the capacity to handle an aggregate traffic of our broadband Internet access subscribers, Internet data centers and Internet exchange system at any given moment of up to 2.2 Tbps as of December 31, 2007. We have set up contingent plans to prepare against various incidents that could affect reliable Internet access service. Starting in 2005, we have also begun deploying our Internet protocol premium network that enables us to more reliably support Mega TV, WiBro and other Internet protocol services. As of December 31, 2007, our Internet protocol premium network had 130,000 lines installed to provide voice over Internet protocol services and a total capacity to handle up to 332.6 Gbps of video-on-demand services. We plan to continue to expand our Internet protocol premium network in 2008.

Access Lines

As of December 31, 2007, we had 11.2 million access lines installed, which allow us to reach virtually all homes and businesses in Korea. As part of our broadband deployment strategy, we have upgraded many of our access lines by equipping them with broadband capability using xDSL and FTTH technology. As of December 31, 2007, we had approximately 6.3 million broadband lines with speed of at least 50 Mbps that enable us to deliver broadband Internet access and multimedia content to our customers.

Transmission Network

Our domestic fiber optic cable network consisted of 267,421 kilometers of fiber optic cables as of December 31, 2007, of which 74,371 kilometers of fiber optic cables are used to connect our backbone network and 193,050 kilometers are used to connect the backbone network to our subscribers. Our backbone network utilizes dense wavelength division multiplexing technology for connecting major cities as well as optical add-drop multiplexer technology for connecting neighboring cities. Dense wavelength division multiplexing technology improves bandwidth efficiency by enabling transmission of data from multiple signals across one fiber strand in a cable by carrying each signal on a separate wavelength. We plan to simplify and enhance our backbone network connecting six major cities in Korea by implementing an optical cross-connector (OXO) architecture by the end of 2008, as well as prepare to build our next generation broadband convergence network through installation of network equipment utilizing optical reconfigurable add-drop multiplexer technology and multi-service provisioning platform.

Our extensive domestic long-distance network is supplemented by our fully digital domestic microwave network, which consists of 56 relay sites.

International Network

Our international network infrastructure consists of both submarine cables and satellite transmission systems, which link our domestic network directly to 247 telecommunications service providers in various international destinations.

International calls are routed between Korea and international destinations through our three international switching centers located in Seoul, Daejeon and Busan. Each center had four international gateway switches with a combined call capacity of approximately 96 million calls per month as of December 31, 2007.

Telecommunications Satellites

In order to provide broadcasting, video distribution and broadband data services in select areas, we operate two telecommunications satellites, Koreasat 3 and 5, launched in 1999 and 2006, respectively. These two satellites are expected to reach the end of their normal operational lives in 2011 and 2021, respectively. See “Item 4.B. Business Overview—Our Services—Satellite Services.”

Mobile Networks

Mobile network architecture of KTF includes the following components:

•

cell sites, which are physical locations equipped with base transceiver stations consisting of transmitters, receivers and other equipment used to communicate through radio channels with subscribers’ mobile telephone handsets within the range of a cell;

•	base station controllers, which connect to and control, the base transceiver stations;

•	mobile switching centers, which in turn control the base station controllers and the routing of telephone calls; and

•	transmission lines, which connect the mobile switching centers, base station controllers, base transceiver stations and the public switched telephone network.

The following table lists selected information regarding mobile networks of KTF as of December 31, 2007:

	CDMA	W-CDMA
Mobile switching centers	63	14
Base station controllers	534	102
Base transceiver stations	10,358	6,984
Indoor and outdoor repeaters	45,400	174,072

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

International Submarine Cable Networks

International traffic is handled by telecommunications satellites and submarine cables. Because of the high cost of laying a submarine cable, the usual practice is for multiple carriers to jointly commission a new cable and share the costs and the capacity. We own interests in several international fiber optic submarine cable networks, including:

•	a 20.9% interest in the 1,762-kilometer R-J-K fiber optic submarine cable network connecting Korea, Japan and Russia, activated since January 1995;

•	a 2.3% interest in the 12,083-kilometer Asia Pacific Cable Network connecting Korea, Japan and Hong Kong with six Southeast Asian countries and Australia, activated since January 1997;

•	a 1.4% interest in the 29,000-kilometer FLAG Europe-Asia network connecting Korea, Southeast Asia, the Middle East and Europe, activated since April 1997;

•	a 1.9% interest in the 39,000-kilometer Southeast Asia-Middle East-Western Europe 3 Cable Network linking 34 countries, activated since December 1999;

•	a 6.7% interest in the 30,444-kilometer China-U.S. Cable Network linking Korea, China, Japan, Taiwan and the United States, activated since January 2000;

•	a 2.5% interest in the 19,000-kilometer Asia Pacific Cable Network 2 connecting Korea, China, Japan, Taiwan, Hong Kong, Philippines, Singapore and Malaysia, activated since December 2001; and

•	a 20.0% interest in the 500-kilometer Korea-Japan Cable Network linking Korea and Japan, activated since March 2002.

We have also invested in 15 other international fiber optic submarine cables around the world.

Item 4A. Unresolved Staff Comments

We do not have any unresolved comments from the Securities and Exchange Commission staff regarding our periodic reports under the Exchange Act of 1934.

Item 5. Operating and Financial Review and Prospects

Item 5.A. Operating Results

Overview

We are an integrated provider of telecommunications services. Our principal services include fixed-line telephone services, Internet services including broadband Internet access service, mobile service through our consolidated subsidiary and data communication service. The principal factors affecting our revenues from these services have been our rates for, and the volume of usage of, these services, as well as the number of subscribers. For information on rates we charge for telephone services, see “Item 4. Information on the Company—Item 4.B. Business Overview—Revenues and Rates—Telephone Services.”

Historically, our revenues were derived principally from telephone services which consist of local, domestic long-distance and international long-distance services and land-to-mobile interconnection service. In recent years we have been deriving an increasing portion of our operating revenues from Internet services and mobile service.

The following table shows, for each of the years in the three-year period ended December 31, 2007, our operating revenues, expenses and operating income determined in accordance with Korean GAAP, and each amount as a percentage of consolidated operating revenues.

	Year Ended December 31,
	2005			2006			2007
	(In billions of Won)		(Percentage of consolidated operating revenues)	(In billions of Won)		(Percentage of consolidated operating revenues)	(In billions of Won)		(Percentage of consolidated operating revenues)
Operating revenues:
Telephone services:
Local service	(Won)	2,926	17.0%	(Won)	2,909	16.3%	(Won)	2,856	15.3%
Non-refundable service installation fees		70	0.4		46	0.3		43	0.2
Domestic long-distance service		770	4.5		711	4.0		673	3.6
International long-distance service		409	2.4		386	2.2		432	2.3
Land-to-mobile interconnection		1,715	10.0		1,765	10.0		1,588	8.5

Sub-total		5,890	34.3		5,817	32.8		5,592	29.9

Internet services:
Broadband Internet access service		2,204	12.8		2,149	12.1		2,074	11.1
Miscellaneous Internet-related services(1)		282	1.6		322	1.8		424	2.3

Sub-total		2,486	14.4		2,471	13.9		2,498	13.4

	Year Ended December 31,
	2005			2006			2007
	(In billions of Won)		(Percentage of consolidated operating revenues)	(In billions of Won)		(Percentage of consolidated operating revenues)	(In billions of Won)		(Percentage of consolidated operating revenues)
Mobile service		5,233	30.4		5,510	30.9		5,875	31.5
Sale of goods(2)		1,511	8.8		1,889	10.6		2,324	12.5
Others:
Data communication service(3)		1,360	7.9		1,284	7.2		1,271	6.8
Miscellaneous(4)		712	4.2		854	4.6		1,100	5.9

Sub-total		2,072	12.1		2,138	11.8		2,371	12.7

Total operating revenues		17,192	100.0		17,825	100.0		18,660	100.0%

Operating expenses:
Salaries and related costs		3,046	17.7		2,993	16.8		3,133	16.8
Depreciation and amortization		3,557	20.7		3,557	20.0		3,602	19.3
Other operating and maintenance(5)		8,178	47.6		8,892	49.9		10,180	54.6

Total operating expenses		14,781	86.0		15,442	86.7		16,915	90.7%

Operating income	(Won)	2,411	14.0%	(Won)	2,383	13.3%	(Won)	1,745	9.3%

(1)	Includes revenues from Kornet Internet connection service and services provided by our Internet data centers and Bizmeka.
(2)	Includes mobile handset sales.
(3)	Includes revenues from satellite service.
(4)	Includes revenues from information technology and network services and KTH.
(5)	For a breakdown of other operating and maintenance expenses, see “—Item 5.A. Operating Results—Other Operating and Maintenance Expenses.”

We have two reportable operating segments—a wireline communications segment and a mobile services segment. Wireline communications include all services provided to fixed line customers, including Internet access services, data communication services, leased line services and telephone services. Mobile services include both PCS service and IMT-2000 service. All financial information included in the wireline communications segment discussion is based on non-consolidated financial statements of KT Corporation prior to elimination of intercompany transactions. All financial information included in the mobile service segment discussion is based on non-consolidated financial statements of KTF prior to elimination of intercompany transactions. The operations of all other entities which fall below the reporting thresholds are included in the “Miscellaneous” segment, and include entities providing, among others, submarine cable construction and group telephone management.

One of the major factors contributing to our historical performance was the growth of the Korean economy, and our future performance will depend at least in part on Korea’s general economic growth and prospects. For a description of recent developments that have had and may continue to have an adverse effect on our results of operations and financial condition, see “Item 3. Key Information—Item 3.D. Risk Factors—Korea is our most important market, and our current business and future growth could be materially and adversely affected if economic conditions in Korea deteriorate.” A number of other developments have had or are expected to have a material impact on our results of operations, financial condition and capital expenditures. These developments include:

•	developing and implementing IMT-2000 services;

•	changes in the rate structure for local, domestic long-distance and international long-distance telephone services;

•	fines imposed by the Korea Fair Trade Commission;

•	developing and launching WiBro service; and

•	deployment of FTTH.

As a result of these factors, our financial results in the past may not be indicative of future results or trends in those results.

Developing and Implementing IMT-2000 Services

We acquired the right to purchase one of three licenses to provide IMT-2000 services on December 15, 2000, as a member of a consortium of companies including KT Corporation and KTF. In March 2001, KT ICOM, a company created by the consortium, paid half of the Won 1.3 trillion license fee payable to the Korea Communications Commission. KTF, which subsequently merged with KT ICOM, paid Won 90 billion in 2007 and is obligated to pay the remaining Won 560 billion as follows: Won 110 billion in 2008, Won 130 billion in 2009, Won 150 billion in 2010 and Won 170 billion in 2011. This payable accrues interest at the applicable three-year Government bond interest rate minus 0.75%. The accrued interest is paid on an annual basis to the Korea Communications Commission.

IMT-2000 presents risks and challenges to our business, any or all of which if realized or not addressed may have a material adverse effect on our financial condition and results of operations. We expect KTF to leverage its existing mobile network and 2.5-generation technology to minimize its capital expenditures and other costs related to developing HSDPA-based IMT-2000 services. However, we believe KTF will still require substantial amounts of capital expenditures to maintain and enhance its HSDPA-based IMT-2000 network. KTF expanded its coverage area of HSDPA-based IMT-2000 services to 84 cities in December 2006 and began offering nationwide services in March 2007 under the brandname “SHOW.”

Changes in the Rate Structure for Our Services

Periodically, we change our rate structure for our services. In order to mitigate the impact from lower usage charges of local and domestic long-distance calls, we have increased our basic monthly charges and began offering optional flat rate plans for our fixed-line subscribers. Such adjustments in the rate structure have had a positive effect on our financial condition by increasing the portion of fixed income and stabilizing our cash flow. In addition, because the growing use of mobile telecommunications services has decreased the usage of our fixed-line telephone services, we believe we are able to maximize our revenues from fixed-line telephone services by adjusting the rate structure so as to increase our basic monthly charges. Starting in the second half of 2007, we also began bundling our services, such as our Megapass broadband Internet access service with WiBro and Mega TV services, at a discount in order to attract additional subscribers to our new services. For a discussion of adjustments in our rate structure, see “Item 4. Information on the Company—Item 4.B. Business Overview—Revenues and Rates—Telephone Services.”

Fines for Unfair Collaborative Practices Imposed by the Korea Fair Trade Commission

In July 2004, the Korea Fair Trade Commission began an antitrust investigation into alleged unfair collaborative practices of us, Hanarotelecom, LG DACOM and Onse in local, domestic long-distance and international long-distance telephone service markets, as well as in broadband Internet access and Internet leased line service markets. On May 25, 2005, the Korea Fair Trade Commission imposed a fine of Won 116 billion on us, claiming that we engaged in unfair collaborative practices in local telephone and Internet leased line service markets. On September 14, 2005, the Korea Fair Trade Commission imposed an additional fine of Won 24 billion on us for our alleged unfair collaborative practices in domestic and international long-distance telephone service markets. We filed for judicial review of administrative actions related to local, domestic long-distance and international long-distance telephone service markets, and the Seoul High Court rendered its decision on

August 22, 2007 in which it overturned the Korea Fair Trade Commission’s order to pay Won 113 billion in fines on the basis that the Korea Fair Trade Commission’s calculation of fines did not consider (i) the correct period of our engagement in unfair collaborative practices, (ii) the extent of benefits obtained by us from engaging in such practices and (iii) the fact that we were following administrative guidelines issued by the Ministry of Information and Communication. Both the Korea Fair Trade Commission and we have appealed the Seoul High Court’s decision to the Supreme Court of Korea, and the case is currently pending. In response to the initial ruling by the Korea Fair Trade Commission, we recorded Won 140 billion as taxes and dues under operating expenses in 2005 and paid such amount in 2006. We cannot provide any assurance that the ultimate outcome of the lawsuit or related future actions will be favorable to us or that they will not have a material adverse effect on our financial condition or results of operations. See “Item 8. Financial Information—Item 8.A. Consolidated Statements and Other Financial Information—Legal Proceedings.”

Developing and Launching WiBro Service

In March 2005, we acquired a license to provide wireless broadband Internet access service for Won 126 billion. We conducted trial service of WiBro service in parts of Seoul and Gyunggi Province starting in April 2006 and commercially launched our service in these areas in June 2006. We expanded the service to all of metropolitan Seoul and select universities in Gyunggi Province in April 2007, and we plan to expand the service to the neighboring cities of Seoul by October 2008. We believe that substantial additional amounts of capital expenditures and research and development will be required to complete buildout of our WiBro service network. We spent approximately Won 111 billion in capital expenditures in 2007 and plan to spend approximately Won 120 billion in capital expenditures in 2008 to expand our WiBro service network, which we may adjust subject to market demand.

Upgrading of Broadband Network to FTTH

FTTH is a telecommunication architecture in which a communication path is provided over optical fiber cables extending from the telecommunications operator’s switching equipment to the boundary of home or office. FTTH uses fiber optic cable, which is able to carry a high-bandwidth signal for longer distances without degradation. FTTH enables us to deliver enhanced products and services that require high bandwidth, such as IP-TV service and delivery of other digital media content. We are currently upgrading our broadband network to enable FTTH connection, which enhances downstream speed up to 100 Mbps and connection quality. We are planning to spend approximately Won 1.2 trillion in capital expenditures by 2010 to upgrade our broadband network to FTTH, which we may adjust after periodic assessments.

Critical Accounting Policies

The following discussion and analysis is based on our consolidated financial statements, which have been prepared in accordance with Korean GAAP. Korean GAAP varies in certain significant respects from accounting principles generally accepted in the United States of America. We have summarized these differences and their effect on our stockholders’ equity as of December 31, 2006 and 2007 and the results of our operations for each of the years in the three-year period ended December 31, 2007, in Note 36 to the Consolidated Financial Statements.

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

Changes in the allowances for doubtful accounts for each of the years in the three-year period ended December 31, 2007 are summarized as follows:

	Year Ended December 31,
	2005		2006		2007
	(In millions of Won)
Balance at beginning of year	(Won)	702,635	(Won)	613,873	(Won)	563,164
Provision		120,048		111,285		71,502
Write-offs		(208,810)		(161,994)		(146,937)

Balance at end of year	(Won)	613,873	(Won)	563,164	(Won)	487,729

If economic or specific industry trends change, we would adjust our allowances for doubtful accounts by recording additional expense or benefit. Our study shows that a 5.0% decrease or increase in the historical write-off experience would increase or decrease the provision for doubtful accounts by approximately Won 41 billion as of December 31, 2007.

Useful lives of property, plant and equipment

Property, plant and equipment are depreciated based on the useful lives disclosed in Note 2(h) to the Consolidated Financial Statements. Generally, the useful lives are estimated at the time the asset is acquired and are based on historical experience with similar assets as well as taking into account anticipated technological or other changes. In certain cases and as permitted under Korean GAAP, those useful lives used for accounting purpose are different from the estimated economic lives of the related asset. In addition, the estimated lives of certain other assets, including underground access to cable tunnels, and concrete and steel telephone poles are based on rates established by a ruling by the Korean National Tax Service (which is also applicable under Korean GAAP). If technological changes were to occur more rapidly than anticipated or in a different form than anticipated, the useful lives assigned to these assets may need to be shortened, resulting in the recognition of increased depreciation expense in future periods. For example, effective January 1, 2005, we reduced the useful life of modems from six years to three years as a result of rapid technology development. Such adjustment increased our depreciation expense by approximately Won 59 billion in 2005, Won 57 billion in 2006 and Won 35 billion in 2007, as compared to amount which would have been reported using the previous useful life. A decrease of remaining estimated useful life by one year of our property, plant and equipment would result in an increase of depreciation expense of approximately Won 239 billion in 2007.

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

Our intangible assets include the IMT-2000 frequency usage right, which has a contractual life of 13 years and is amortized from the date commercial service is initiated through the end of its contractual life, which is November 2016. We started to amortize this frequency usage right in December 2003. Because IMT-2000 presents risks and challenges to our business, any or all of which, if realized or not properly addressed, may have a material adverse effect on our financial condition and results of operations, we review the IMT-2000 frequency usage right for impairment on an annual basis. In connection with our review, we utilize the estimated long-term revenue and cash flow forecasts developed as part of our planning process. The results of our review using the testing method described above did not indicate any need to impair the IMT-2000 frequency usage right in 2007. The use of different assumptions within our cash flow model could result in different amounts for the IMT-2000 frequency usage right.

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

Under Korean GAAP, recognition of deferred tax benefit from equity in losses of affiliates requires realization of the benefit within the near future, which is construed to mean five years. We do not believe it is probable to realize such benefit from KT Corporation’s investor-level goodwill amortization expenses within five years. Accordingly, we wrote off the related deferred income tax assets in the amount of Won 57 billion in 2005, Won 26 billion in 2006 and Won 38 billion in 2007 by taking charge to deferred income tax expense.

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

Adoption of New Accounting Standards and Reclassification of Financial Statements

Through December 31, 2007, the Korea Accounting Standards Board has issued Statements of Korea Accounting Standards (“SKAS”) No. 1 through No. 25. Among these statements, SKAS No. 1 through No. 10 and SKAS No. 12 through No. 20 are required to be applied in the prior periods. Although SKAS No. 11 and SKAS No. 21 through No. 25 are required to be applied starting in 2007, the accompanying consolidated financial statements as of December 31, 2006 and 2007 and for the years ended December 31, 2005, 2006 and 2007 have been reclassified in accordance with Statements of Korea Accounting Standards No. 16 and No. 21 for comparison purposes.

In addition, we have reclassified certain of our accounts effective January 1, 2007, and we have made the corresponding reclassification to our 2005 and 2006 consolidated financial statements. The effects of the adoption of new accounting standards and certain reclassifications on our 2005 and 2006 accounts are summarized as follows:

For the Year Ended December 31, 2005	As previously reported	Adoption of SKASs	Reclassification	As adjusted
	(In millions of Won)
Operating revenue	17,155,694	(239)	36,390	17,191,845
Operating expenses	(14,725,083)	570	(56,237)	(14,780,750)

Operating income	2,430,611	331	(19,847)	2,411,095
Non-operating revenue	530,939	(4,016)	(36,390)	490,533
Non-operating expense	(1,214,234)	20,768	56,237	(1,137,229)

For the Year Ended December 31, 2005	As previously reported	Adoption of SKASs	Reclassification	As adjusted
	(In millions of Won)
Income from continuing operations before income tax expense	1,747,316	17,083	—	1,764,399
Income tax expense on continuing operations	(387,280)	(12,109)	—	(399,389)

Income from continuing operations	1,360,036	4,974	—	1,365,010
Loss from discontinuing operations	—	(4,974)	—	(4,974)

Net income	1,360,036	—	—	1,360,036

Cash flows from operating activities	5,985,903	—	(121,084)	5,864,819
Cash flows from investing activities	(2,522,964)	—	(3,056)	(2,526,020)
Cash flows from financing activities	(3,725,275)	—	124,140	(3,601,135)
Effect of changes in consolidated entities	53,050	—	—	53,050

Net decrease in cash and cash equivalents	(209,286)	—	—	(209,286)

As of or For the Year Ended December 31, 2006	As previously reported	Adoption of SKASs	Reclassification	As adjusted
	(In million of Won)
Current assets	5,980,390	1,030	—	5,981,420
Non-current assets	18,241,646	20,268	—	18,261,914

Total assets	24,222,036	21,298	—	24,243,334

Current liabilities	5,422,088	1,027	—	5,423,115
Non-current liabilities	8,102,644	20,271	—	8,122,915

Total liabilities	13,524,732	21,298	—	13,546,030

Common stock	1,560,998	—	—	1,560,998
Capital surplus	1,289,803	—	2,672	1,292,475
Capital adjustments	(3,820,817)	5,772	(2,672)	(3,817,717)
Accumulated other comprehensive income	—	(5,772)	—	(5,772)
Retained earnings	9,400,068	—	—	9,400,068
Minority interest	2,267,252	—	—	2,267,252

Total equity	10,697,304	—	—	10,697,304

Total liabilities and equity	24,222,036	21,298	—	24,243,334

Operating revenue	17,756,156	—	68,724	17,824,880
Operating expenses	(15,376,920)	265	(64,849)	(15,441,504)

Operating income	2,379,236	265	3,875	2,383,376
Non-operating revenue	654,235	(20,346)	(68,724)	565,165
Non-operating expense	(1,033,708)	6,164	64,849	(962,695)

Income from continuing operations before income tax expense	1,999,763	(13,917)	—	1,985,846
Income tax expense on continuing operations	(490,046)	13,921	—	(476,125)

Income from continuing operations	1,509,717	4	—	1,509,721
Loss from discontinuing operations	—	(4)	—	(4)

Net income	1,509,717	—	—	1,509,717

Cash flows from operating activities	5,764,199	—	(50,623)	5,713,576
Cash flows from investing activities	(3,061,868)	—	953	(3,060,915)
Cash flows from financing activities	(2,416,834)	—	49,670	(2,367,164)
Effect of changes in consolidated entities	(3,571)	—	—	(3,571)

Net increase in cash and cash equivalents	281,926	—	—	281,926

Operating Results

We have adopted new accounting standards and reclassified certain of our accounts effective January 1, 2007, and we have made the corresponding reclassification to our 2005 and 2006 consolidated financial statements. Our discussion of operating results is prepared using the reclassified consolidated financial statements. See “—Adoption of New Accounting Standards and Reclassification of Financial Statements” for the effects of the adoption of new accounting standards and certain reclassifications of our 2005 and 2006 accounts.

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

In 2006, we had local service revenues of Won 2,909 billion, representing a decrease of 0.6% compared to 2005 local service revenues of Won 2,926 billion. The decrease in local service revenues in 2006 was due principally to a 12.8% decrease in the number of local call pulses in 2006 compared to 2005 attributable to the increase in usage of mobile telephone services and the Internet. Effects from such decrease were partially offset by an increase in revenues from interconnection fees, as well as an increase in revenues from value-added services such as local telephone directory assistance.

In 2007, we had local service revenues of Won 2,856 billion, representing a decrease of 1.8% compared to 2006 local service revenues of Won 2,909 billion. The decrease in local service revenues in 2007 was due principally to a 9.3% decrease in the number of local call pulses in 2007 compared to 2006, which was attributable to the continuing substitution effect from increase in usage of mobile telephone services and the Internet.

Non-refundable Service Installation Fee. We implemented a new telephone installation charge system in April 2001, pursuant to which new customers who did not previously subscribe to our local service must pay a Won 60,000 non-refundable installation fee. We also recognize such non-refundable installation fee as revenue. See “Item 4. Information on the Company—Item 4.B. Business Overview—Revenues and Rates—Telephone Services—Local Telephone Service.” We recognized as revenue Won 70 billion in non-refundable service installation fees in 2005, Won 46 billion in 2006 and Won 43 billion in 2007.

Domestic Long-distance Revenues. Service revenues from domestic long-distance service depend on rates, the number of call minutes, and the distance and the time of day each call is made. In addition, we charge interconnection fees to fixed-line competitors, mobile service providers and voice resellers whenever they use our domestic long-distance network in providing their services. Domestic long-distance revenues include revenues from domestic long-distance calls placed from public telephones. Revenues from domestic long-distance service have decreased in recent years and are accounting for a smaller portion of our consolidated operating revenues.

In 2006, we had domestic long-distance revenues of Won 711 billion, representing a decrease of 7.7% from 2005 domestic long-distance revenues of Won 770 billion. The decrease in domestic long-distance revenues in

2006 was due principally to the substitution effect from increase in usage of mobile telephone services and the Internet. The number of domestic call minutes in 2006 compared to 2005 increased primarily as a result of our implementation of the optional flat rate plan in September 2006.

In 2007, we had domestic long-distance revenues of Won 673 billion, representing a decrease of 5.3% from 2006 domestic long-distance revenues of Won 711 billion. The decrease in domestic long-distance revenues in 2007 was due principally to a decrease in the number of domestic long-distance call minutes in 2007 compared to 2006 primarily due to continuing substitution effect from increase in usage of mobile telephone services and the Internet.

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

Outgoing calls made by customers in Korea (and by customers from foreign countries under our home country direct-dial service) are billed in accordance with our rate schedule for the country called, under which rates vary depending on the time of day when a call is placed. Incoming calls are billed by us to the relevant foreign carrier or administration at the applicable settlement rate specified under the relevant agreement with the foreign entity. International long-distance calls to and from the United States, Japan and China in the aggregate accounted for approximately 46.4% of our total international long-distance call minutes in 2007. See “Item 4. Information on the Company—Item 4.B. Business Overview—Our Services—Telephone Services—Fixed-line Telephone Services.”

In 2006, we had international long-distance revenues of Won 386 billion, representing a decrease of 5.6% compared to 2005 international long-distance revenues of Won 409 billion. Our international long-distance revenues decreased in 2006 primarily due to a 10.4% decrease in the number of international long-distance call minutes in 2006 compared to 2005 resulting from continued increase in usage of mobile phone service and the Internet to make international long distance calls. Effects from such decrease were partially offset by an increase in revenues from our Internet phone service.

In 2007, we had international long-distance revenues of Won 432 billion, representing an increase of 11.9% compared to 2006 international long-distance revenues of Won 386 billion. Our international long-distance revenues increased in 2007 primarily due to an increase in the number of international long-distance call minutes in 2007 compared to 2006 resulting from an increase in traffic from specific service providers utilizing our international long-distance network.

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

In 2006, we had land-to-mobile interconnection revenues of Won 1,765 billion, representing an increase of 2.9% from 2005 interconnection revenues of Won 1,715 billion, primarily due to increased volume of calls between landline users to mobile subscribers.

In 2007, we had land-to-mobile interconnection revenues of Won 1,588 billion, representing a decrease of 10.0% from 2006 interconnection revenues of Won 1,765 billion, primarily due to increased volume of calls between mobile subscribers, which in turn reduced volume of calls between landline users to mobile subscribers.

Internet Service Revenues

Broadband Internet access service accounted for 12.8% of our operating revenues in 2005, 12.1% in 2006 and 11.1% in 2007. Miscellaneous Internet-related services include broadband Internet connection service to institutional customers under the “Kornet” brand name and services provided by our Internet data centers and bizmeka.com.

Broadband Internet Access Service Revenues. Broadband Internet access service revenues include basic monthly charges for fixed-line broadband service and wireless LAN service, as well as applicable one-time installation fees. We do not charge usage fees to our subscribers of broadband Internet access service.

Broadband Internet access service revenues decreased by 2.5% to Won 2,149 billion in 2006 compared to Won 2,204 billion in 2005, primarily due to special discounts and waivers on modem rental fees offered to long-term subscribers in 2006, which more than offset the impact from an increase in the number of subscribers.

Broadband Internet access service revenues decreased by 3.5% to Won 2,074 billion in 2007 from Won 2,149 billion in 2006 primarily due to special discounts provided to long-term subscribers in 2007, which was offset in part by an increase in the number of subscribers.

Miscellaneous Internet-related Service Revenues. Miscellaneous Internet-related service revenues increased by 14.2% to Won 322 billion in 2006 from Won 282 billion in 2005 primarily due to an increase in revenues related to our Internet data centers and Bizmeka service. Miscellaneous Internet-related service revenues increased by 31.7% to Won 424 billion in 2007 from Won 322 billion in 2006, primarily due to an increase in revenues related to our Internet data centers and Bizmeka service.

Mobile Revenues

Our revenues from mobile service are generated through our consolidated subsidiary KTF and our mobile resale service. We derive revenues principally from:

•	initial subscription fees;

•	monthly access fees;

•	usage charges for outgoing calls;

•	usage charges for wireless data transmission; and

•	value-added monthly service fees.

Mobile service revenues increased by 5.3% to Won 5,510 billion in 2006 from Won 5,233 billion in 2005, primarily due to a 5.0% increase in the number of subscribers, including resale subscribers of KT Corporation, to 12.9 million subscribers as of December 31, 2006 compared to 12.3 million subscribers as of December 31, 2005. The average monthly revenue per subscriber of KTF decreased to Won 38,768 in 2006 from Won 40,570 in 2005.

Mobile service revenues increased by 6.6% to Won 5,875 billion in 2007 from Won 5,510 billion in 2006, primarily due to a 6.2% increase in the number of subscribers, including resale subscribers of KT Corporation, to 13.7 million as of December 31, 2007 compared to 12.9 million as of December 31, 2006. The average monthly revenue per subscriber of KTF increased to Won 39,852 in 2007 from Won 38,768 in 2006.

Sale of Goods

Our revenues from sale of goods are generated through sale of mobile handsets through our consolidated subsidiary KTF and our mobile resale service and sale of specially designed handsets.

Revenues from sale of goods increased by 25.0% to Won 1,889 billion in 2006 from Won 1,511 billion in 2005, primarily due to an increase in the number of new handsets sold due to issuances of handset subsidies starting on March 27, 2006.

Revenues from sale of goods increased by 23.0% to Won 2,324 billion in 2007 from Won 1,889 billion in 2006. Revenues from sale of goods increased in 2007 due primarily to an increase in the number of HSDPA-based IMT-2000 service compatible handsets.

Other Revenues

Other revenues consist primarily of revenues from data communications service, satellite service, and miscellaneous services such as information technology and network services and services provided by KTH.

Revenues from data communications service include basic monthly charges of leased lines based on their distance, the capacity of the line and the type of line provided, and applicable one-time installation fees, as well as revenues from our satellite service. Data communications service revenues decreased by 5.6% in 2006 to Won 1,284 billion from Won 1,360 billion in 2005 primarily as a result of increased competition among leased line service providers. Data communications service revenues further decreased by 1.0% in 2007 to Won 1,271 billion from Won 1,284 billion in 2006 due to such increased competition.

Revenues from miscellaneous services increased by 19.9% to Won 854 billion in 2006 from Won 712 billion in 2005 and increased further by 28.8% to Won 1,100 billion in 2007, primarily due to an increase in revenues from information technology and network services and services provided by KTH.

Salaries and Related Costs

The principal components of salaries and related costs are salaries and wages, provisions for retirement and severance benefits and employee benefits. Employee benefits include meal subsidies and commuting subsidies. The retirement and severance benefit is a lump-sum amount paid to employees who have been employed by us for more than one year when they leave.

In 2006, salaries and related costs were Won 2,993 billion, representing a 1.7% decrease from Won 3,046 billion in 2005, primarily as a result of a decrease in employee benefits expense and provision for retirement and severance benefits, partially offset by an increase in salaries and wages. We recorded a payment of one-time bonuses of Won 91 billion and contribution of approximately 2.3 million treasury shares to our employee stock ownership association in August 2005 and recorded Won 92 billion as employee benefits expense, compared to no such expenses in 2006.

In 2007, salaries and related costs were Won 3,133 billion, representing a 4.7% increase from Won 2,993 billion in 2006, primarily due to an increase in provisions for severance indemnities resulting from an increase in the average salary rate compared to the prior year.

Wireline Communications. In 2006, salaries and related costs decreased by 1.0% to Won 2,585 billion from Won 2,612 billion in 2005, primarily as a result of a decrease in employee benefits expense and provision for retirement and severance benefits, partially offset by an increase in salaries and wages. In 2007, salaries and related costs increased by 3.4% to Won 2,672 billion from Won 2,585 billion in 2006, primarily as a result of an increase in provisions for severance indemnities.

Mobile Service. In 2006, salaries and related costs amounted to Won 216 billion, which represented no change from 2005. The number of employees at KTF increased by 0.5% to 2,505 as of December 31, 2006 compared to 2,492 as of December 31, 2005. In 2007, salaries and related costs increased by 6.4% to Won 230 billion from Won 216 billion in 2006, primarily as a result of an increase in the number of employees to 2,586 as of December 31, 2007 compared to 2,505 as of December 31, 2006.

Depreciation and Amortization

Depreciation and amortization expense amounted to Won 3,557 billion in 2006, which represented no change from 2005. In 2007, depreciation and amortization expense increased by 1.3% to Won 3,602 billion from Won 3,557 billion in 2006.

Wireline Communications. In 2006, depreciation and amortization expense decreased by 2.4% to Won 2,121 billion from Won 2,174 billion in 2005 due primarily to a decrease in capital expenditures on property and equipment in recent years as a result of a more efficient utilization of our facilities. Such effects more than offset an increase in our depreciation expenses in 2006 arising from a change in accounting estimate. In 2007, depreciation and amortization expense increased by 0.7% to Won 2,135 billion from Won 2,121 billion in 2006 due primarily to an expansion of its network facilities.

Mobile Service. In 2006, depreciation and amortization expense decreased by 0.3% to Won 1,135 billion from Won 1,138 billion in 2005. In 2007, depreciation and amortization expense increased by 0.7 % to Won 1,142 billion from Won 1,135 billion in 2006.

Other Operating and Maintenance Expenses

The largest components of other operating and maintenance expenses are commissions and cost of services, cost of mobile handsets, interconnection payments and repairs and maintenance costs. The following table shows other operating and maintenance expenses broken down by major components and the percentage changes in these expenses for each of the years in the three-year period ended December 31, 2007.

	Year Ended December 31,						Percentage Changes
	2005		2006		2007		2005 vs 2006	2006 vs 2007
	(In billions of Won)
Commissions, cost of services and settlement payments	(Won)	2,692	(Won)	3,200	(Won)	4,043	18.9%	26.3%
Cost of goods sold		1,461		1,682		1,912	15.1	13.7
Interconnection charge		1,061		1,178		1,200	11.0	1.9
Repairs and maintenance		615		705		611	14.6	(13.3)
Miscellaneous expenses		2,349		2,127		2,414	9.5	13.5

Total	(Won)	8,178	(Won)	8,892	(Won)	10,180	8.7%	14.5%

Commissions, cost of services and settlement payments consist principally of commissions related to mobile handset sales, information technology and network services and production of prepaid phone cards and payments to foreign carriers and administrations for provision of international long-distance service pursuant to service agreements. In 2006, our commissions, cost of services and settlement payments increased by 18.9% to Won 3,200 billion from Won 2,692 billion in 2005, primarily due to a 31.4% increase in commissions to mobile sales agents to Won 1,348 billion resulting from an increase in competition among mobile service providers and a 24.0% increase in commission for information technology and network services and other miscellaneous services to Won 606 billion primarily due to an increase in outsourcing such services to third-party service providers. In 2007, our commissions, cost of services and settlement payments increased by 26.3% to Won 4,043 billion from Won 3,200 billion in 2006, primarily due to a 41.1% increase in commissions to mobile sales agents to Won 1,902 billion resulting primarily from an increase in sales volume of HSDPA-compatible handsets and a

28.1% increase in commission for information technology and network services and other miscellaneous services to Won 777 billion primarily due to continuing reliance on third-party outsourcing of such services.

Our cost of goods sold consists primarily of mobile handsets sold through our consolidated subsidiary KTF and our mobile resale service. In 2006, cost of goods sold increased by 15.1% to Won 1,682 billion from Won 1,461 billion in 2005 primarily due to an increase in the number of new handsets sold due to issuances of handset subsidies starting on March 27, 2006. In 2007, cost of goods sold increased by 13.7% to Won 1,912 billion from Won 1,682 billion in 2006 primarily as a result of an increase in the number of HSDPA-compatible handsets sold.

We recognize as an expense the interconnection payments to mobile service providers for calls from landline users and mobile subscribers of KTF to mobile service subscribers. Our interconnection charges increased by 11.0% to Won 1,178 billion in 2006 from Won 1,061 billion in 2005 primarily due to an increase in the amount of call traffic to mobile subscribers, which more than offset a slight decrease in the interconnection charges we paid per minute to mobile service providers. In 2007, our interconnection charges increased by 1.9% to Won 1,200 billion from Won 1,178 billion in 2006 primarily due to continued increase in the amount of call traffic to mobile subscribers. For a discussion of the interconnection payment calculation methodology, see “Item 4. Information on the Company—Item 4.B. Business Overview—Revenues and Rates—Telephone Services—Interconnection.”

In 2006, our repair and maintenance expenses increased by 14.6% to Won 705 billion from won 615 billion in 2005 primarily as a result of increase in repair and maintenance activities related to our broadband Internet service network. In 2007, our repair and maintenance expenses decreased by 13.3% to Won 611 billion from Won 705 billion in 2006 primarily due to a decrease in repair and maintenance activities related to our broadband Internet network.

Wireline Communications. The largest components of other operating and maintenance expenses are commissions and settlement payments, interconnection payments for landline to mobile calls and repair and maintenance expenses. Other operating and maintenance expenses decreased by 1.7% in 2006 to Won 5,394 billion from Won 5,488 billion in 2005. In 2007, other operating and maintenance expenses increased by 5.6% to Won 5,696 billion from Won 5,394 billion in 2006.

Mobile Service. The largest components of other operating and maintenance expenses are cost of goods sold, sales promotion and advertisement costs, interconnection payments and commissions (including commissions related to mobile handset sales). In 2006, other operating and maintenance expenses increased by 15.9% to Won 4,488 billion from Won 3,873 billion in 2005. In 2007, other operating and maintenance expenses increased by 22.1% to Won 5,481 billion from Won 4,488 billion in 2006 primarily due to an increase in cost of goods sold and marketing expenses related to the promotion of SHOW services.

Operating Income

Operating income decreased by 1.2% to Won 2,383 billion in 2006 from Won 2,411 billion in 2005, as the increase in operating expenses more than offset the increase in revenues described above. Accordingly, our operating margin decreased to 13.4% in 2006 from 14.0% in 2005. Operating income decreased by 26.8% in 2007 to Won 1,745 billion from Won 2,383 billion in 2006, as the increase in operating expenses more than offset the increase in revenues described above. Accordingly, our operating margin decreased to 9.4% in 2007 from 13.4% in 2006.

Wireline Communications. In 2006, operating income increased by 6.8% to Won 1,756 billion from Won 1,644 billion in 2005 as the decrease in operating expenses described above more than offset the decrease in operating revenues described above. Operating margin increased to 14.8% in 2006 from 13.8% in 2005. In 2007, operating income decreased by 18.3% to Won 1,434 billion from Won 1,756 billion in 2006 as the increase in operating expenses more than offset the increase in revenues described above. Operating margin decreased to 12.0% in 2007 from 14.8% in 2006.

Mobile Service. In 2006, operating income decreased by 16.5% to Won 689 billion from Won 825 billion in 2005 as the increase in operating expenses described above more than offset the increase in operating revenues described above. Operating margin decreased to 10.6% in 2006 from 13.8% in 2005. In 2007, operating income decreased by 36.0% to Won 441 billion from Won 689 billion in 2006 as the increase in operating expenses more than offset the increase in revenues described above. Operating margin decreased to 6.0% in 2007 from 10.6% in 2006.

Income Taxes

In 2006, our income tax expense was Won 476 billion and our effective tax rate was 24.0%, compared to our income tax expense of Won 399 billion and our effective tax rate of 22.6% in 2005. We recognized investment tax credit of Won 161 billion in 2006. In 2007, our income tax expense was Won 357 billion and our effective tax rate was 24.6%, and we recognized investment tax credit of Won 114 billion.

We had net deferred income tax assets of Won 349 billion as of December 31, 2007.

Wireline Communications. Income tax expense decreased by 0.9% to Won 341 billion in 2006 from Won 344 billion in 2005, primarily due to a tax refund for prior periods deducted from income tax expenses in 2006, which more than offset the effect from an increase in earnings before income taxes to Won 1,574 billion in 2006 from Won 1,376 billion in 2005. In 2007, income tax expense decreased by 14.1% to Won 293 billion from Won 341 billion in 2006, primarily due to a decrease in earnings before income tax to Won 1,250 billion from Won 1,574 billion in 2006.

Mobile Services. Income tax expense increased by 88.7% to Won 117 billion in 2006 from Won 62 billion in 2005, primarily due to a higher effective tax rate resulting from an increase in fines from the Korea Communications Commission and the Korea Fair Trade Commission that are not recognized as tax deductible expenses. In 2007, income tax expense decreased by 63.4% to Won 43 billion from Won 117 billion in 2006, primarily due to a decrease in earnings before income tax to Won 287 billion in 2007 from Won 529 billion in 2006.

Net Income

In 2006, our net income increased by 11.0% to Won 1,510 billion from Won 1,360 billion in 2005 primarily as a result of a decrease in interest expense, an increase in net foreign currency transaction and translation gains, a decrease in provision for other bad debt expense and a decrease in net loss on disposition of property, plant and equipment, which more than offset the impact of a 2.1% decrease in operating income discussed above as well as an increase in net loss on valuation and settlement of derivatives.

Our interest expense decreased by 18.6% to Won 499 billion in 2006 from Won 613 billion in 2005 primarily due to reduction of our long-term debt in 2006. Our long-term debt, excluding current portion, decreased to Won 6,097 billion as of December 31, 2006 compared to Won 7,360 billion as of December 31, 2005. We recorded a 114.5% increase in net gain on foreign exchange translation and transaction to Won 136 billion in 2006 from Won 63 billion in 2005 primarily resulting from the greater appreciation of the Won against the Dollar in 2006 compared to 2005. In terms of the noon buying rate, the Won appreciated against the Dollar from Won 1,010.0 to US$1.00 as of December 30, 2005 to Won 930.0 to US$1.00 as of December 29, 2006. We decreased our other bad debt expense by 73.2% to Won 19 billion in 2006 from Won 71 billion in 2005. A substantial portion of provision for other bad debt expense in 2005 was related to accounts receivable from Korea Digital Broadcasting. We did not record any such provision in 2006 due to improvement of Korea Digital Broadcasting’s financial conditions. We recorded a 31.6% decrease in net loss on disposition of property, plant and equipment to Won 99 billion in 2006 from Won 145 billion in 2005 primarily due to a decrease in disposal of property, plant and equipment that were considered obsolete or useless in 2006 compared to 2005. We recorded an 872.6% increase in net loss on valuation and settlement of derivatives to Won 95 billion in 2006 from Won 10 billion in 2005 primarily resulting from the greater appreciation of the Won against the Dollar in 2006 compared to 2005.

In 2007, our net income decreased by 22.4% to Won 1,171 billion from Won 1,510 billion in 2006 primarily as a result of a 26.8% decrease in operating income discussed above, a net loss on foreign exchange translation and transaction in 2007 compared to a net gain in 2006 and a decrease in net gain on disposal of available-for-sale securities, the effects of which were offset in part by a net gain on valuation and settlement of derivatives in 2007 compared to a net loss in 2006, a gain from discontinuing operations in 2007 compared to no such gain in 2006, an increase in interest income and a decrease in interest expenses.

We recorded a net loss on foreign exchange translation and transaction of Won 13 billion in 2007 compared to a net gain of Won 136 billion in 2006 primarily as a result of the depreciation of the Korean Won against the Dollar in 2007 compared to appreciation in 2006. In terms of the noon buying rate, the Won depreciated against the Dollar from Won 930.0 to US$1.00 as of December 29, 2006 to Won 935.8 to US$1.00 as of December 31, 2007. Our net gain on disposal of available-for-sale securities decreased by 88.4% in 2007 to Won 9 billion from Won 78 billion in 2006 primarily as a result of a decrease in disposal of such securities in 2007 compared to 2006. We recorded a net gain on valuation and settlement of derivatives of Won 23 billion in 2007 compared to a net loss of Won 95 billion in 2006 primarily resulting from the depreciation of the Korean Won against the Dollar in 2007 compared to appreciation in 2006. We recorded a gain of Won 74 billion in 2007 as non-operating revenues from discontinuing operations of Korea Telecom Philippines Inc. and Korea Telecom Venture Fund No. 1, primarily due to reversal of cumulative loss from such operations. Our interest income increased by 39.2% in 2007 to Won 156 billion from Won 112 billion in 2006 primarily as a result of an increase in our interest-earning assets, as well as a general increase in market interest rates in Korea in 2007. Our interest expenses decreased by 6.6% in 2007 to Won 466 billion from Won 499 billion in 2006 primarily as a result of a decrease in our borrowing amounts.

Wireline Communications. In 2006, net income increased by 19.5% to Won 1,233 billion from Won 1,032 billion in 2005, and decreased by 22.4% in 2007 to Won 958 billion from Won 1,233 billion in 2006 primarily as a result of the reasons discussed above.

Mobile Service. In 2006, net income decreased by 24.7% to Won 412 billion from Won 547 billion in 2005 primarily as a result of a 16.4% decrease in operating income in 2006 discussed above. In 2007, net income decreased by 40.7% to Won 244 billion from Won 412 billion in 2006 primarily as a result of a 36.0% decrease in operating income in 2007 discussed above.

Inflation

We do not consider that inflation in Korea has had a material impact on our results of operations in recent years. Inflation in Korea was 2.7% in 2005, 2.2% in 2006 and 2.5% in 2007. See “Item 3. Key Information—Item 3.D. Risk Factors—Korea is our most important market, and our current business and future growth could be materially and adversely affected if economic conditions in Korea deteriorate.”

Item 5.B. Liquidity and Capital Resources

The following table sets forth the summary of our cash flows determined in accordance with Korean GAAP for the periods indicated.

	For the Years Ended December 31,
	2005		2006		2007
	(In billions of Won)
Net cash provided by operating activities	(Won)	5,865	(Won)	5,714	(Won)	4,265
Net cash used in investing activities		(2,526)		(3,061)		(3,449)
Net cash used in financing activities		(3,601)		(2,367)		(1,368)
Cash and cash equivalents at beginning of period		1,756		1,547		1,829
Cash and cash equivalents at end of period		1,547		1,829		1,385
Net increase (decrease) in cash and cash equivalents		(209)		282		(444)

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

Net cash used in investing activities was Won 2,526 billion in 2005, Won 3,061 billion in 2006 and Won 3,449 billion in 2007, including additions to property, plants and equipment of Won 2,871 billion in 2005, Won 3,518 billion in 2006 and Won 3,636 billion in 2007.

In our financing activities, we used cash of Won 4,903 billion in 2005, Won 1,284 billion in 2006 and 1,359 billion in 2007 for repayment of outstanding long-term debt. In November 2004, substantially all of the holders of convertible notes due 2007 elected to exercise their option to redeem the notes, and we repaid the principal amount of US$1.1 billion on January 4, 2005. On the same day, we also used US$500 million to repay the principal amount of bonds issued to Microsoft Corporation. In addition, we used Won 1,323 billion on May 25, 2005 to repay the outstanding principal of and accrued interest on convertible bonds issued to domestic investors in May 2002.

From time to time, we have also required capital needs for acquisition of treasury shares and shares of our affiliates and payment of retirement and severance benefits for early retirement programs. We spent Won 214 billion in 2006 and Won 196 billion in 2007 for acquisition of treasury shares. In addition, we spent Won 364 billion in 2006 to acquire additional equity interest in consolidated subsidiaries, including Won 358 billion to purchase 12,489,850 shares of KTF. In June 2008, our board of directors resolved to purchase an additional 1,666,700 treasury shares on the Korea Exchange by September 2008. We plan to retire the treasury shares upon completion of such share repurchase.

Payments of cash dividends amounted to Won 632 billion in 2005, Won 426 billion in 2006 and Won 473 billion in 2007.

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

Payments of contractual obligations and commitments will also require considerable resources. In our ordinary course of business, we routinely enter into commercial commitments for various aspects of our operations, including repair and maintenance. As of December 31, 2007, we had various contractual obligations and commitments which are more fully disclosed in the notes to our consolidated financial statements.

The following table sets forth selected information regarding our contractual obligations to make future payments as of December 31, 2007:

	Payments Due by Period
Contractual Obligations(1)	Total		Less than 1 Year		1-3 Years		4-5 Years		After 5 Years
	(In billions of Won)
Long-term debt obligations (including current portion of long-term debt)	(Won)	7,024	(Won)	1,020	(Won)	2,352	(Won)	1,624	(Won)	2,028
Capital lease obligations		25		12		13		—		—
Operating lease obligations		29		5		11		11		2
Severance payment obligations		1,566		4		20		46		1,496
Long-term accounts payable—others		560		110		280		170		—

Total	(Won)	9,204	(Won)	1,151	(Won)	2,676	(Won)	1,851	(Won)	3,526

Estimate of interest payment based on contractual interest rates effective as of December 31, 2007	(Won)	1,592	(Won)	378	(Won)	573	(Won)	303	(Won)	338

(1)	Contractual obligations represent contractual liabilities as of the consolidated balance sheet date excluding refundable deposits for telephone installation and accruals for customer call bonus points, which do not have definitive payment schedules.

Capital Resources

We have traditionally met our working capital and other capital requirements principally from cash provided by operations, while raising the remainder of our requirements primarily through debt financing. Our major sources of cash have been net cash provided by operating activities, including net income and expenses not involving cash payments such as depreciation and amortization, and proceeds of long-term debt. We expect that these sources will continue to be our principal sources of cash in the future. Net income was Won 1,360 billion in 2005, Won 1,510 billion in 2006 and Won 1,171 billion in 2007 due to the reasons discussed in Item 5.A. Operating Results, depreciation and amortization remained relatively stable at Won 3,639 billion in 2005, Won 3,618 billion in 2006 and Won 3,657 billion in 2007 primarily reflecting our capital investment activities during the past three years, and aggregate cash proceeds from long-term debt were Won 1,764 billion in 2005, Won 285 billion in 2006 and Won 878 billion in 2007. We periodically adjust our long-term debt financing depending on changes in our capital requirements.

We believe that we have sufficient working capital available to us for our current requirements and that we have a variety of alternatives available to us to satisfy our financial requirements to the extent that they are not met by funds generated by operations, including the issuance of debt securities and bank borrowings denominated in Won and various foreign currencies. For example, we updated our Medium Term Note program in June 2005 from US$1 billion to US$2 billion, of which US$700 million remained unused as of December 31, 2007. However, our ability to rely on some of these alternatives could be affected by factors such as the liquidity of the Korean and other financial markets, prevailing interest rates, our credit rating and the Government’s policies regarding Won currency and foreign currency borrowings. Other factors which could materially affect our liquidity in the future include unanticipated increase in capital expenditures and decrease in cash provided by operations resulting from a significant decrease in demand for our services. We may also need to raise additional capital sooner than we expect in order to fund unanticipated investments and acquisitions.

Our total stockholders’ equity increased from Won 10,390 billion as of December 31, 2005 to Won 10,697 billion as of December 31, 2006 and Won 11,138 billion as of December 31, 2007, primarily as a result of net earnings.

Liquidity

We had a working capital (current assets minus current liabilities) surplus of Won 1,309 billion as of December 31, 2005, Won 558 billion as of December 31, 2006 and Won 564 billion as of December 31, 2007. The following table sets forth the summary of our significant current assets for the periods indicated.

	As of December 31,
	2005		2006		2007
	(In billions of Won)
Cash and cash equivalents	(Won)	1,547	(Won)	1,829	(Won)	1,385
Short-term investment assets		1,030		671		460
Accounts receivable—trade		2,456		2,543		2,657
Accounts receivable—other		285		297		176

Our cash, cash equivalents and short-term investment assets maturing within one year totaled Won 2,577 billion as of December 31, 2005, Won 2,500 billion as of December 31, 2006 and Won 1,845 billion as of December 31, 2007. Under Korean GAAP, bank deposits and all highly liquid temporary cash instruments within maturities of three months are considered as cash equivalents. Short-term investment assets primarily consist of time and trust deposits with maturities between four to twelve months and short-term loans and current portion of securities such as beneficiary certificates and available-for-sale securities.

The following table sets forth the summary of our significant current liabilities for the periods indicated:

	As of December 31,
	2005		2006		2007
	(In billions of Won)
Accounts payable—trade	(Won)	867	(Won)	773	(Won)	1,020
Short-term borrowings		113		185		226
Current portion of long-term debt		1,206		1,353		1,020
Accounts payable—other		1,441		1,708		1,442
Accrued expenses		458		422		484

As of December 31, 2007, we had bank overdraft agreements for borrowings up to Won 964 billion, commercial paper issuance agreements for borrowings up to Won 431 billion, bill discounting agreements for borrowings up to Won 10 billion, loans on checking account up to Won 7 billion, working capital loan up to Won 2 billion, collateral loan agreements on accounts receivables for borrowings up to Won 760 billion, letters of credit agreements for borrowings up to US$65 million and a collection agreement for foreign-currency denominated checks up to US$1 million. As of December 31, 2007, Won 88 billion and US$4 million were outstanding under these facilities. We have not had, and do not believe that we will have, difficulty gaining access to short-term financing sufficient to meet our current requirements. We issued guarantees in favor of our consolidated subsidiaries’ indebtedness and contract performance of Won 113 billion and US$31 million as of December 31, 2007.

Capital Expenditures

Capital expenditures on property, plants and equipment in 2007 totaled Won 3,636 billion compared to Won 3,518 billion in 2006 and Won 2,871 billion in 2005.

Our current capital expenditure plan (including expenditures on property, plants and equipment) calls for the expenditure of approximately Won 3,580 billion in 2008 (including approximately Won 950 billion by KTF). The principal components of our capital investment plans are:

•	Won 1,157 billion in general expansion and modernization of our network infrastructure;

•	Won 280 billion in upgrading our broadband network to enable FTTH connection;

•	Won 682 billion in capital investments for IMT-2000 (W-CDMA) service;

•	Won 120 billion in capital investments for WiBro service;

•	Won 280 billion in capital investments for IP-TV service; and

•	Won 54 billion in capital investments for development of services over Internet protocol.

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

Recent Accounting Pronouncements in Korean GAAP

Effective January 1, 2007, we adopted Statements of Korean Accounting Standards No. 11 “Discontinuing Operations,” No. 21 “Preparation and Presentation of Financial Statements I,” No. 22 “Share-based Payment,” No. 23 “Earnings Per Share,” No. 24 “Preparation and Presentation of Financial Statements II” and No. 25 “Consolidated Financial Statements.” The adoption of these standards did not have a significant impact on our consolidated financial statements. For the effects of the adoption of new accounting standards and certain reclassifications on our 2005 and 2006 accounts, see “—Item 5.A. Operating Results—Reclassification of Prior Year Financial Statements.”

U.S. GAAP Reconciliation

In 2005, we recorded net earnings of Won 1,149 billion under U.S. GAAP compared to net income (attributable to equity holders of the parent) of Won 1,085 billion under Korean GAAP, primarily because of difference in the treatment of reversal of goodwill amortization relating to equity method investments, depreciation and deferred income tax. In 2006, we recorded net earnings of Won 1,329 billion under U.S. GAAP compared to net income (attributable to equity holders of the parent) of Won 1,292 billion under Korean GAAP, primarily because of difference in the treatment of depreciation and reversal of goodwill amortization relating to equity method investments. In 2007, we recorded net earnings of Won 1,069 billion under U.S. GAAP compared to net income (attributable to equity holders of the parent) of Won 1,056 billion under Korean GAAP, primarily because of difference in the treatment of depreciation, reversal of goodwill amortization relating to equity method investments and the timing of recognition of service installation fees.

Stockholders’ equity under U.S. GAAP is lower than under Korean GAAP by Won 2,659 billion as of December 31, 2006 and Won 2,700 billion as of December 31, 2007 primarily as a result of:

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

Recent Accounting Pronouncements in U.S. GAAP

In September 2006, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 157, “Fair Value Measurements” (SFAS No. 157) which provides a consistent definition of fair value which focuses on exit price and prioritizes, within a measurement of fair value, the use of market-based inputs over entity-specific inputs. SFAS No. 157 requires expanded disclosures about fair value measurements and establishes a three-level hierarchy for fair value measurements based on the transparency of inputs to the valuation of an asset or liability as of the measurement date. The standard also requires that a company use its own nonperformance risk when measuring liabilities carried at fair value, including derivatives. In February 2008, the FASB approved a FASB Staff Position (FSP) that permits companies to partially defer the effective date of SFAS No. 157 for one year for nonfinancial assets and nonfinancial liabilities that are recognized or disclosed at fair value in the financial statements on a nonrecurring basis. The FSP did not permit companies to defer recognition and disclosure requirements for financial assets and financial liabilities or for nonfinancial assets and nonfinancial liabilities that are remeasured at least annually. SFAS No. 157 is effective for financial assets and financial liabilities and for nonfinancial assets and nonfinancial liabilities that are remeasured at least annually for financial statements issued for fiscal years beginning after November 15, 2007. The provisions of SFAS No. 157 will be applied prospectively. We intend to defer adoption of SFAS No. 157 for one year for nonfinancial assets and nonfinancial liabilities that are recognized or disclosed at fair value in the financial statements on a nonrecurring basis and are currently evaluating the effects, if any, that SFAS No. 157 may have on our financial condition and results of operations.

In September 2006, the FASB ratified EITF Issue No. 06-1, “Accounting for Consideration Given by a Service Provider to a Manufacturer or Reseller of Equipment Necessary for an End-Customer to Receive Service from the Service Provider” (EITF No. 06-1), which provides guidance regarding whether the consideration given by a service provider to a manufacturer or reseller of specialized equipment should be characterized as a reduction of revenue or as an expense. EITF No. 06-1 is effective for the first annual reporting period beginning after June 15, 2007. Entities are required to recognize the effects of applying this issue as a change in accounting principle through retrospective application to all prior periods unless it is impracticable to do so. We estimate that upon adoption, this guidance will not have a material effect on our financial condition and results of operations.

In February 2007, the FASB issued SFAS No. 159 “The Fair Value Option for Financial Assets and Financial Liabilities—including an Amendment of SFAS No. 115” (SFAS No. 159), which permits an entity to measure certain financial assets and financial liabilities at fair value that are not currently required to be measured at fair value. Entities that elect the fair value option will report unrealized gains and losses in earnings at each subsequent reporting date. The fair value option may be elected on an instrument-by-instrument basis, with few exceptions. SFAS No. 159 amends previous guidance to extend the use of the fair value option to available-for-sale and held-to-maturity securities. The Statement also establishes presentation and disclosure requirements to help financial statement users understand the effect of the election. SFAS No. 159 is effective as of the beginning of the first fiscal year beginning after November 15, 2007. We do not expect the adoption of this standard to have a material impact on our financial condition and results of operations.

In June 2007, the FASB ratified Emerging Issue Task Force (EITF) Issue No. 07-3, “Accounting for Nonrefundable Payments for Goods or Services to Be Used in Future Research and Development Activities” (EITF 07-3), requiring that nonrefundable advance payments for future research and development activities be deferred and capitalized. Such amounts should be expensed as the related goods are delivered or the related services are performed. The Statement is effective for fiscal years beginning after December 15, 2007. We estimate that upon adoption, this guidance will not have a material effect on our financial condition and results of operations.

In June 2007, the FASB ratified EITF Issue No. 06-11, “Accounting for Income Tax Benefits of Dividends on Share-Based Payment Awards” (EITF 06-11), which requires entities to record to additional paid-in capital the tax benefits on dividends or dividend equivalents that are charged to retained earnings for certain share-based awards. In a share-based payment arrangement, employees may receive dividends or dividend equivalents on awards of nonvested equity shares, nonvested equity share units during the vesting period, and share options until the exercise date. Generally, the payment of such dividends can be treated as deductible compensation for tax purposes. The amount of tax benefits recognized in additional paid-in capital should be included in the pool of excess tax benefits available to absorb tax deficiencies on share-based payment awards. EITF 06-11 is effective for fiscal years beginning after December 15, 2007. We estimate that upon adoption, this guidance will not have a material effect on our financial condition and results of operations.

In December 2007, the FASB issued SFAS No. 141(R), “Business Combinations” (SFAS No. 141(R)) which retained the underlying concepts of SFAS No. 141 in that all business combinations are still required to be accounted for at fair value under the acquisition method of accounting but SFAS No. 141(R) changed the method of applying the acquisition method in a number of significant aspects. SFAS No. 141(R) will require that: (1) for all business combinations, the acquirer records all assets and liabilities of the acquired business, including goodwill, generally at their fair values; (2) certain contingent assets and liabilities acquired be recognized at their fair values on the acquisition date; (3) contingent consideration be recognized at its fair value on the acquisition date and, for certain arrangements, changes in fair value will be recognized in earnings until settled; (4) acquisition-related transaction and restructuring costs be expensed rather than treated as part of the cost of the acquisition and included in the amount recorded for assets acquired; (5) in step acquisitions, previous equity interests in an acquiree held prior to obtaining control be re-measured to their acquisition-date fair values, with any gain or loss recognized in earnings; and (6) when making adjustments to finalize initial accounting, companies revise any previously issued post-acquisition financial information in future financial statements to reflect any adjustments as if they had been recorded on the acquisition date. SFAS No. 141(R) is effective on a prospective basis for all business combinations for which the acquisition date is on or after the beginning of the first annual period subsequent to December 15, 2008, with the exception of the accounting for valuation allowances on deferred taxes and acquired tax contingencies. SFAS No. 141(R) amends SFAS No. 109 such that adjustments made to valuation allowances on deferred taxes and acquired tax contingencies associated with acquisitions that closed prior to the effective date of this statement should also apply the provisions of SFAS No. 141(R). This standard will be applied to all future business combinations after December 31, 2008.

In December 2007, the FASB issued SFAS No. 160, “Noncontrolling Interests in Consolidated Financial Statements, an Amendment of ARB 51” (SFAS No. 160) which amends ARB 51 to establish new standards that will govern the accounting for and reporting of noncontrolling interests in partially owned consolidated subsidiaries and the loss of control of subsidiaries. Also, SFAS No. 160 requires that: (1) noncontrolling interest, previously referred to as minority interest, be reported as part of equity in the consolidated financial statements; (2) losses be allocated to the noncontrolling interest even when such allocation might result in a deficit balance, reducing the losses attributed to the controlling interest; (3) changes in ownership interests be treated as equity transactions if control is maintained; and, (4) upon a loss of control, any gain or loss on the interest sold be recognized in earnings. SFAS No. 160 is effective on a prospective basis for all fiscal years beginning on or after December 15, 2008, except for the presentation and disclosure requirements, which will be applied retrospectively. We are currently evaluating the effects, if any, that SFAS No. 160 may have on our financial condition and results of operations.

In March 2008, the FASB issued SFAS No. 161, “Disclosures about Derivative Instruments and Hedging Activities—an Amendment of FASB Statement No. 133” (SFAS No. 161), that expands the disclosure requirements of FASB Statement No. 133, “Accounting for Derivative Instruments and Hedging Activities” (SFAS No. 133). SFAS No. 161 requires additional disclosures regarding: (1) how and why an entity uses derivative instruments; (2) how derivative instruments and related hedged items are accounted for under SFAS No. 133; and (3) how derivative instruments and related hedged items affect an entity’s financial position, financial performance and cash flows. In addition, SFAS No. 161 requires qualitative disclosures about objectives and strategies for using derivatives described in the context of an entity’s risk exposures, quantitative disclosures about the location and fair value of derivative instruments and associated gains and losses, and disclosures about credit-risk-related contingent features in derivative instruments. SFAS No. 161 is effective for fiscal years beginning after November 15, 2008.

In May 2008, the FASB issued SFAS No. 162, “The Hierarchy of Generally Accepted Accounting Principles” (SFAS No. 162) that is intended to improve financial reporting by identifying a consistent framework, for selecting accounting principles to be used in preparing financial statements that are presented in conformity with U.S. GAAP for nongovernmental entities. SFAS No. 162 is effective 60 days following the Securities and Exchanges Commission's approval of the Public Company Accounting Oversight Board Auditing amendments to AU Section 411, “The Meaning of Present Fairly in Conformity with Generally Accepted Accounting Principles.”

In May 2008, the FASB issued SFAS No. 163, “Accounting for Financial Guarantee Insurance Contracts—an interpretation of FASB Statement No. 60” (SFAS No. 163) that clarifies how FASB Statement No. 60 applies to financial guarantee insurance contracts, including the recognition and measurement of premium revenue and claim liabilities and also requires expanded disclosures about financial guarantee insurance contracts. SFAS No. 163 is effective for financial statements issued for fiscal years beginning after December 15, 2008, except for some disclosures about the insurance enterprise’s risk-management activities and requires that disclosures about the risk-management activities of the insurance enterprise be effective for the first period beginning after issuance of this Statement. Except for those disclosures, earlier application is not permitted. We are currently evaluating the effects, if any, that SFAS No. 163 may have on our financial condition and results of operations.

Item 5.C. Research and Development, Patents and Licenses, Etc.

In order to conduct our research and develop applications of new technology for the Korean telecommunications system, we operate:

•	a future technology laboratory;

•	a platform laboratory;

•	an infrastructure laboratory;

•	a marketing laboratory; and

•	a network technology laboratory.

At December 31, 2007, these research centers employed a total of 724 researchers and employees, of whom 129 had doctoral degrees and 478 had master’s degrees. As of December 31, 2007, KT Corporation had 5,978 registered patents and 9,849 patents pending domestically and had 649 registered patents and 1,402 patents pending internationally.

Under the Telecommunications Basic Law, network service providers and specific service providers are obligated to contribute 0.75% and 0.5% of their total annual revenues, respectively, to the Institute of Information Technology Assessment, which uses the fund to promote research and development in information technology. We make contributions as a network service provider and specific service provider to the Korean government (Information and Telecommunication Improvement Fund), the Korea Electronic Telecommunication Research Institute and other institutes. Including such contributions, total expenditures on research and development were Won 324 billion in 2005, Won 282 billion in 2006 and Won 291 billion in 2007.

In recent years, we have focused our research and development efforts in the following areas:

•	development of ubiquitous web services and semantic web services;

•	voice recognition technology for KT WiBro terminal;

•	voice over Internet protocol solutions and related value-added services;

•	next generation network structures and solutions;

•	next generation wireless Internet evolution technologies such as WiBro, HSDPA and Femtocell;

•	application services for MegaTV IP-TV services; and

•	technology for deployment of FTTH in select locations.

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

All of our directors are elected at the general shareholders’ meeting. If the total assets of a company listed on the Stock Market Division of the Korea Exchange as of the end of the preceding year exceeds Won 2,000 billion, which is the case with us, the Securities and Exchange Act of Korea requires such company to have more than three outside directors with at least half of its total directors being outside directors. The term of office for all directors is up to three years, but the term is extended to the close of the annual shareholders’ meeting convened with respect to the last fiscal year of the term.

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

Our current directors are as follows:

Name	Position	Director Since	Date of Birth	Expiration of Term of Office
Standing Directors(1)
Joong-Soo Nam	President and Chief Executive Officer	August 2005	June 28, 1955	2011
Jong-Lok Yoon	Senior Executive Vice President	March 2006	December 17, 1957	2009
Jeong-Soo Suh	Senior Executive Vice President	March 2005	January 10, 1958	2009

Outside Directors(1)
Jeong-Ro Yoon	Chairperson of the Board of Directors, Professor, Korea Advanced Institute of Science and Technology	March 2004	July 21, 1954	2010
Kon-Sik Kim	Professor, Seoul National University	March 2004	January 10, 1955	2010
Jong-Kyoo Yoon	Senior Counsel of Kim & Chang	March 2006	October 13, 1955	2009
Jeong-Suk Koh	Chief Executive Officer of Ilshin Investment Co., Ltd.	February 2008	May 22, 1957	2011
Gyu-Taeg Oh	Professor, Chung-Ang University	February 2008	February 27, 1959	2011
Do-Whan Kim	Professor, Sejong University	March 2003	May 27, 1959	2009
Paul C. Yi (Chang Yop Yi)	Chief Executive Officer of Coca-Cola Korea Company	March 2007	May 30, 1967	2010

(1)	All of our standing and outside directors beneficially own less than one percent of the issued shares of KT Corporation in the aggregate.

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

Jeong-Soo Suh is a standing director and has served as senior executive vice president of the Corporate Strategy Group since September 2005. He has previously served as senior vice president of the Planning and Coordination Office and a chief financial officer of KT Corporation. Mr. Suh holds a bachelor’s degree in economics from Sungkyunkwan University and an M.B.A. degree from Yonsei University.

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

Jeong-Suk Koh has served as outside director since February 2008. He is currently chief executive officer of Ilshin Investment Co., Ltd. and was formerly a management consultant at McKinsey & Company. Mr. Koh holds a bachelor’s degree in business administration from Seoul National University, a master’s degree in management science from Korea Advanced Institute of Science and Technology and a doctoral degree from Massachusetts Institute of Technology.

Gyu-Taeg Oh has served as outside director since February 2008. He is currently a professor of business administration at Chung-Ang University. Mr. Oh holds a bachelor’s degree in economics from Seoul National University and a Ph.D. degree in economics from Yale University.

Do-Whan Kim has served as outside director since March 2003. He is currently a professor of business management at Sejong University and was formerly a senior research fellow at Korea Information Society Development Institute. Mr. Kim holds a bachelor’s degree in business administration from Sungkyunkwan University, a graduate degree in management science from Korea Advanced Institute of Science and Technology and a Ph.D. degree in managerial economics and decision science from Northwestern University.

Paul C. Yi (Chang Yop Yi) has served as outside director since March 2007. He is currently chief executive officer of Coca-Cola Korea Company Ltd. and has served as chief executive officer of Nongshim Kellogg Co., Ltd. and as head of the Korean branch of Hershey Foods Corporation. Mr. Yi holds a bachelor’s degree in accounting from University of Texas at Austin and an M.B.A. degree from Columbia Business School.

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

Senior Management

Our executive officers consist of Senior Executive Vice President, Executive Vice Presidents, Senior Vice Presidents and Vice Presidents. The executive officers other than the standing directors are appointed by the President and may serve up to three years. Our Chief Financial Officer is Soo-Ho Maeng, Executive Vice President of the Financial Management Office.

The current executive officers are as follows:

Name(1)	Title and Responsibilities	Current Position Held Since	Years with the Company	Age
Hee-Kyun Park	Senior Executive Vice President, Management Support Group	November 2005	23	52
Haing Min Kwon	Executive Vice President, Group Strategy CFT Office	December 2007	24	49
Soo-Ho Maeng	Executive Vice President, Financial Management Office	December 2007	18	48
Byung-Woo Lee	Executive Vice President, Marketing Group	November 2006	22	51
Young-Whan Kim	Executive Vice President, Business Group	December 2007	25	50
Gwang-Ju Seo	Executive Vice President, Network Group	September 2005	27	51
Han-Suk Kim	Executive Vice President, Global Business Unit	November 2006	18	52
Sung-Man Kim	Executive Vice President, Metropolitan North Regional Business Unit	December 2007	25	51
Byoung-Kon Shin	Executive Vice President, Metropolitan South Regional Business Unit	November 2006	22	52
Tae-Yol Yoo	Senior Vice President, Chungnam Regional Business Unit	June 2008	24	48

Name(1)	Title and Responsibilities	Current Position Held Since	Years with the Company	Age
Seok-Keun Oh	Senior Vice President, Corporate Relations Support Office	April 2007	3	46
Won-Joong Song	Senior Vice President, Purchasing Strategy Office	December 2007	32	52
Ouk-Jung Hwang	Senior Vice President, Real Assets Management Office	December 2005	33	53
Ok-Kie Lee	Senior Vice President, Information and Technology Strategy and Planning Unit	December 2007	24	49
Gil-Joo Lee	Senior Vice President, Public Relations Office	December 2007	32	52
In-Kyu Park	Senior Vice President, Ethics Management Office	December 2007	23	52
Dong-Myun Lee	Senior Vice President, Next Generation Development Task Force Team	December 2007	17	45
Young-Hee Lee	Senior Vice President, Future Technology Laboratory	December 2007	27	50
Jeong-Tae Park	Senior Vice President, Platform Laboratory	December 2007	24	48
Sang-Hong Lee	Senior Vice President, Infrastructure Laboratory	November 2006	24	52
Yu-Yeol Seo	Senior Vice President, Marketing Strategy Business Unit	December 2007	29	51
Kyung-Choon Shin	Senior Vice President, Operation Innovation Business Unit	December 2007	27	53
Byoung-Seon Jeon	Senior Vice President, Marketing Laboratory	December 2007	9	47
Jong-Jin Chae	Senior Vice President, Corporate Customer Business Unit	December 2007	22	46
In-Sung Jeon	Senior Vice President, Networked Information Technology Business Planning Unit	December 2007	28	49
Tae-Il Park	Senior Vice President, Network Management Business Unit	April 2007	30	52
Sun-Cheol Gweon	Senior Vice President, Technology Engineering Business Unit	December 2004	17	46
Dong-Hoon Han	Senior Vice President, Technology Support Business Unit	November 2006	27	48
Yoon-Hak Bang	Senior Vice President, Network Technology Laboratory	December 2005	24	50
Sang-Eun Woo	Senior Vice President, Metropolitan West Regional Business Unit	December 2007	33	52
Sang-Heon Song	Senior Vice President, Busan Regional Business Unit	December 2007	28	49
Kie-You Song	Senior Vice President, Jeonnam Regional Business Unit	December 2007	18	48
Dae-Jeon Roh	Senior Vice President, Daegu Regional Business Unit	June 2006	24	49
Deok-Rae Lim	Senior Vice President, Corporate Relations Office	June 2008	27	53
Sung-Ho Myung	Senior Vice President, Jeonbuk Regional Business Unit	December 2007	24	50
Young-Goon Yoo	Senior Vice President, Kangwon Regional Business Unit	November 2006	25	52
Chun Hong Choi	Senior Vice President, Chungbuk Regional Business Unit	December 2007	24	51
Tae-Ho Kim	Vice President, Innovation Planning Office	November 2006	22	47
Won-Sang Park	Vice President, research leave	June 2008	23	49

Name(1)	Title and Responsibilities	Current Position Held Since	Years with the Company	Age
Yong-Seog Choi	Vice President, Human Resource Office	December 2007	21	48
Il-Sung Nam	Vice President, Human Resources Development Center	December 2007	25	53
Sang-Choon Kim	Vice President, Ethics Management Office	January 2007	31	51
Yoon-Young Park	Vice President Next Generation Business Task Force Team	December 2007	16	46
Ju-Kyo Shim	Vice President, Media Business Unit	January 2007	27	49
Myung-Dong Kim	Vice President, Corporate Customer Business Unit	December 2007	28	51
Kyung-Seok Park	Vice President, Corporate Customer Service Business Unit	December 2007	22	50
Yong-Sik Yoon	Vice President, Network Control Center	December 2007	24	51
Hyung-Oak Park	Vice President, Technology Engineering Business Unit	January 2007	34	53
Pan-Sik Shin	Vice President, Global Business Unit	January 2007	21	46
Sang-Won Seo	Vice President, Information and Technology Business Unit	November 2006	32	52
Joun-Il Ku	Vice President, Gwanghwamoon District Office	January 2007	30	53
Young-Nam Lee	Vice President, Jeju Regional Business Unit	November 2006	26	52
Sang-Hoon Lee	Senior Executive Vice President, secondment to Telecodia	January 2008	17	53
Suk-Joon Park	Senior Vice President, research leave to Korea National Defense University	December 2007	27	50
Tae-Poong Kang	Senior Vice President, research leave to Duke University	December 2007	28	53
Deok-Kyum Kim	Senior Vice President, research leave to Sejong Institute	December 2007	25	50
Young-Gwun Kim	Senior Vice President, research leave to Sejong Institute	December 2007	33	52
Hoon Han	Executive Vice President, Strategy Planning Office	November 2006	1	50
Dong-Hyun Han	Senior Vice President, Business Structure Planning Office	June 2008	—	40
Jae-Hong Yoon	Senior Executive Vice President, Management Research Laboratory	June 2008	3	53
Do-Hwan Choi	Senior Executive Vice President, New Business Group	December 2006	1	54
Kyung-Lim Yoon	Senior Vice President, Media Business Unit	June 2008	1	45
Hyun-Myung Pyo	Executive Vice President, WiBro Business Unit	November 2006	1	49
Man-Ho Jung	Senior Vice President, research leave	June 2008	—	50
Tae-Soo Jung	Senior Vice President, Service Development Business Unit	December 2007	3	52
Bum-Joon Kim	Vice President, Finance Office	November 2005	2	43
Chan-Kyung Park	Vice President, WiBro Business Unit	November 2006	2	49
Young-Lyoul Lee	Vice President, Media Business Unit	December 2007	1	46
Tae Jin Kang	Executive Vice President, New Business Unit	June 2008	—	48

(1)	All of our executive officers beneficially own less than one percent of the issued shares of KT Corporation in the aggregate.

Item 6.B. Compensation

Compensation of Directors and Executive Officers

In 2007, the total amount of salaries, bonuses (including long-term performance-based incentives for standing directors) and allowances paid and accrued to all standing directors and executive officers of KT Corporation for services in all capacities was approximately Won 17 billion. The aggregate amount accrued by us to provide retirement benefits to such persons was Won 1.7 billion in 2007. Outside directors do not receive salaries or retirement and severance benefits, but we pay long-term performance-based incentives as well as expenses related to the execution of their duties.

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

Item 6.C. Board Practices

As of December 31, 2007, none of our standing or outside directors maintained directors’ service contracts with us or with any of our subsidiaries providing for benefits upon termination of employment.

Outside Director Candidate Recommendation Committee

The Outside Director Candidate Recommendation Committee consists of one standing director and all of our outside directors, other than for election of an outside director resulting from the expiration of the term of the office, in which case such outside director whose term is expiring may not be a member of the committee. The committee formed in connection with the recommendation of outside director candidates in February 2008 is comprised of Jeong-Ro Yoon, Do-Whan Kim, Kon-Sik Kim, Jong-Kyoo Yoon, Paul C. Yi and Jeong-Soo Suh, and the chairman was Jeong-Ro Yoon. The committee’s duties include reviewing the qualifications of potential candidates and proposing nominees to serve as outside directors on our board of directors. The committee members’ terms expire immediately after the adjournment of the shareholders’ meeting where the outside directors are elected.

Evaluation and Compensation Committee

The Evaluation and Compensation Committee is currently comprised of five outside directors, Jong-Kyoo Yoon, Jeong-Ro Yoon, Do-Whan Kim, Jeong-Suk Koh and Gyu-Taeg Oh. The chairman is Jong-Kyoo Yoon. The committee’s duties include the appointment of an outside management evaluation consulting firm, prior review of the President’s management goals, terms and conditions proposed for inclusion in the employment contract of the President, including, but not limited to, determining whether the President has achieved the management goals, and the determination of compensation of the President and the standing directors. The committee members are elected by the board after the closing of the annual meeting, and the term of the committee members is for one year.

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

Related-Party Transactions Committee

The Related-Party Transactions Committee is currently comprised of four outside directors, Kon-Sik Kim, Do-Whan Kim, Paul C. Yi and Jeong-Suk Koh. The chairman is Kon-Sik Kim. This committee reviews transactions between KT Corporation and its subsidiaries and ensures compliance with applicable antitrust laws. The committee members are elected by the board after the annual meeting, and the term of the committee members is for one year.

Audit Committee

Under the Securities and Exchange Act of Korea, we are required to establish an audit committee comprised of three or more outside directors. Audit Committee members must also meet the applicable independence criteria set forth under the rules and regulations of the Sarbanes-Oxley Act of 2002. The committee is currently comprised of Do-Whan Kim, Jeong-Ro Yoon, Jong-Kyoo Yoon and Gyu-Taeg Oh. The chairman is Do-Whan Kim. Members of the committee are elected by our shareholders at the shareholder’s meeting. Our internal and external auditor report directly to the committee.

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

The majority of our board of directors is independent (as defined in accordance with the New York Stock Exchange’s standards), and 7 out of 10 directors are outside directors.

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

Corporate Governance Guidelines Listed companies must adopt and disclose corporate governance guidelines.	We have adopted Corporate Governance Guidelines in March 2007 setting forth our practices with respect to corporate governance matters. Our Corporate Governance Guidelines are in compliance with Korean law but do not meet all requirements established by the New York Stock Exchange for U.S. companies listed on the exchange. A copy of our Corporate Governance Guidelines in Korean is available on our website at www.kt.com

Code of Business Conduct and Ethics

Listed companies must adopt and disclose a code of business conduct and ethics for directors, officers and employees, and promptly disclose any waivers of the code for executive officers.

We have adopted a Code of Ethics for all directors, officers and employees. A copy of our Code of Ethics in Korean is available on our website at www.kt.com

Item 6.D. Employees

KT Corporation had 36,913 employees as of December 31, 2007, compared to 37,514 employees as of December 31, 2006 and 37,904 employees as of December 31, 2005. KTF had 2,583 employees as of December 31, 2007, compared to 2,505 employees as of December 31, 2006 and 2,492 employees as of December 31, 2005.

The Voluntary Early Retirement Programs

We sponsor voluntary early retirement programs where we provide additional financial incentives for our employees to retire early, as part of our efforts to improve operational efficiencies. In 2005, 118 employees retired under KT Corporation’s voluntary early retirement plan. Another 564 employees and 538 employees retired under KT Corporation’s voluntary early retirement plan in 2006 and 2007, respectively.

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

As of December 31, 2007, about 80.6% of all employees of KT Corporation were members of the KT Trade Union. On behalf of its members, the Union negotiates with us a collective bargaining agreement every two years, and our current collective bargaining agreement expires on November 12, 2009. The Union also negotiates with us an annual agreement on wages on behalf of its members. Our annual agreement on wages for 2007 provided for an increase in base salary of 2.6%. Under the Act of the Promotion of Worker’s Participation and Cooperation, our Employee-Employer Cooperation Committees, which are composed of representatives of management and labor for each business unit and regional office, meet quarterly to discuss employee grievances, working conditions and potential employee-initiated improvements in service or management.

Employee Stock Ownership and Benefits

We have an employee stock ownership association, which may purchase on behalf of its members up to 20.0% of any of our shares offered publicly in Korea. The employee stock ownership association owned 5.6% of our issued shares as of December 31, 2007.

We maintain a retirement and severance plan, as required by Korean labor law. Employees terminating their employment after one year or more of service are entitled to receive a lump-sum payment based upon the length of their service and their wage rates, with adjustments, at the time of termination. We make provision for our obligations under the retirement plan. In addition, we provide a wide range of fringe benefits to our employees, including physical education grants, meal allowances, housing, housing loans, medical examinations and training and resort centers. See “Item 5. Operating and Financial Review and Prospects—Item. 5.A. Operating Results—Salaries and Related Costs.”

Employee Training

The objective of our training program is to develop information and technology specialists who are able to create value for our customers. In recent years, we have been focusing our efforts on development of (i) consultants who interact closely with our customers such as sales professionals and information and technology supporters, (ii) key management professionals and (iii) professionals who are dedicated to developing, marketing and servicing new growth businesses such as WiBro or IP-TV. In order to develop skills of our employees, we require 100 hours of training per year from most of our employees, using personally-tailored curriculums based on individual assessments. We also operate Cyber Academy to provide online classes to our employees, as well as offer various foreign language classes to our employees and their families. We also provide tuition and living expense reimbursements to our key employees who pursue graduate programs in Korea and abroad, as well as provide financial assistance to those who pursue work-related professional licenses or participate in after-work study programs. We spent Won 24 billion in employee training in 2007.

Item 6.E. Share Ownership

Common Stock

The persons who are currently our directors held, as a group, 64,241 common shares as of April 10, 2008, the most recent date for which this information is available. This represented approximately 0.02% of our outstanding common shares as of April 10, 2008. The table below shows the ownership of our common shares by directors.

Shareholders	Number of Common Shares Owned
Joong-Soo Nam	33,290
Jong-Lok Yoon	9,382
Jeong-Soo Suh	10,175
Jeong-Ro Yoon	2,688
Paul Chang Yi (Chang Yub Yi)	1,420
Jeong-Suk Koh	—
Kon-Sik Kim	1,910
Do-Hwan Kim	2,688
Gyu-Taeg Oh	—
Jong-Kyoo Yoon	2,688

Stock Options

We have not granted any stock options to our current directors and executive officers.

Item 7. Major Shareholders and Related Party Transactions

Item 7.A. Major Shareholders

The following table sets forth certain information relating to the shareholders of our common stock as of December 31, 2007:

Shareholders	Number of Shares	Percent of Total Shares Issued
Employee stock ownership association	15,342,981	5.58%
National Pension Corporation	9,870,546	3.59%
Directors as a group	52,163	0.01%
Public	178,421,133	64.83%
KT Corporation (held in the form of treasury stock)(1)	71,515,577	25.99%

Total issued shares	275,202,400	100.00%

(1)	Includes 1,259,170 shares of treasury stock owned by our treasury stock fund.

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

Item 7.B. Related Party Transactions

We have issued guarantees of Won 43 billion as of December 31, 2005, Won 35 billion as of December 31, 2006 and Won 113 billion and $31 million as of December 31, 2007, in favor of our consolidated subsidiaries. We have also engaged in various transactions with our subsidiaries and affiliated companies. See Note 16 to the Consolidated Financial Statements.

Item 7.C. Interests of Experts and Counsel

Not applicable.

Item 8. Financial Information

Item 8.A. Consolidated Statements and Other Financial Information

See “Item 18—Financial Statements” and pages F-1 through F-111.

Legal Proceedings

Dispute with the Korea Fair Trade Commission

In July 2004, the Korea Fair Trade Commission began an antitrust investigation into alleged unfair collaborative practices of us, Hanarotelecom, LG DACOM and Onse in local, domestic long-distance and international long-distance telephone service markets, as well as in broadband Internet access and Internet leased line service markets. On May 25, 2005, the Korea Fair Trade Commission imposed fines of Won 116 billion on us, Won 2 billion on Hanarotelecom and Won 1 billion on LG DACOM, claiming that we and these other companies engaged in unfair collaborative practices in local telephone and Internet leased line service markets. On September 14, 2005, the Korea Fair Trade Commission imposed an additional fine of Won 24 billion on us for our alleged unfair collaborative practices in domestic and international long-distance telephone service markets. We were following administrative guidelines from the Ministry of Information and Communication, which had advised that we, as a dominant service provider in these telephone service markets, assist late market entrants in order to promote more competitive telephone service markets in Korea. The legality of such administrative guidelines from the Ministry of Information and Communication has been disputed by the Korea Fair Trade Commission. We filed for judicial review of administrative actions related to local, domestic long-distance and international long-distance telephone service markets, and the Seoul High Court rendered its decision on August 22, 2007 in which it overturned the Korea Fair Trade Commission’s order to pay Won 113 billion in fines on the basis that the Korea Fair Trade Commission’s calculation of fines did not consider (i) the correct period of our engagement in unfair collaborative practices, (ii) the extent of benefits obtained by us from engaging in such practices and (iii) the fact that we were following administrative guidelines issued by the Ministry of Information and Communication. Both the Korea Fair Trade Commission and we have appealed the Seoul High Court’s decision to the Supreme Court of Korea, and the case is currently pending therein.

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

Year	Annual Dividend per Common Stock	Interim Dividend per Common Stock	Average Total Dividend per Common Stock
	(In Won)	(In Won)	(In Won)
2003	2,000	—	2,000
2004	2,000	1,000	3,000
2005	2,000	1,000	3,000
2006	2,000	—	2,000
2007	2,000	—	2,000

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

Item 8.B. Significant Changes

Not applicable.

Item 9. The Offer and Listing

Item 9.A. Offer and Listing Details

Market Price Information

Common Stock

Our shares were listed on the Stock Market Division of the Korea Exchange on December 23, 1998. The price of the shares on the Stock Market Division of the Korea Exchange as of the close of trading on June 27, 2008 was Won 44,800 per share. The table below shows the high and low closing prices and the average daily volume of trading activity on the Stock Market Division of the Korea Exchange for the shares.

	Price		Average Daily Trading Volume
	High	Low
	(In Won)		(Number of shares)
2003	53,600	41,900	867,991
2004	47,550	34,200	577,620
2005	45,150	37,600	539,707
2006	49,350	37,600	539,707
First quarter	40,900	37,800	736,322
Second quarter	43,150	38,200	822,310
Third quarter	42,100	37,650	489,828
Fourth quarter	49,350	39,550	701,704
2007	56,100	40,150	917,274
First quarter	48,000	42,050	649,901
Second quarter	46,450	40,150	928,878
Third quarter	46,950	41,000	899,070
Fourth quarter	56,100	41,800	1,190,247
2008 (through June 27)	52,200	43,800	877,768
First quarter	52,200	44,750	934,468
January	50,300	44,750	1,162,040
February	52,200	46,100	848,141
March	49,200	46,550	793,224
Second quarter (through June 27)	50,400	43,800	821,067
April	50,400	46,000	916,031
May	48,000	44,500	981,350
June (through June 27)	46,300	43,800	565,820

Source:	Stock Market Division of the Korea Exchange.

ADSs

The outstanding ADSs, each of which represents one-half of one share of our common stock, are traded on the New York Stock Exchange and the London Stock Exchange since May 25, 1999.

The price of the ADSs on the New York Stock Exchange as of the close of trading on June 27, 2008 was $21.26 per ADS. The table below shows the high and low trading prices and the average daily volume of trading activity on the New York Stock Exchange for our ADSs since January 2004.

	Price		Average Daily Trading Volume
	High	Low
	(In US$)		(Number of ADSs)
2003	22.58	16.85	878,552
2004	22.73	16.57	671,995
2005	23.21	19.75	457,082
2006	26.66	20.11	562,859
First quarter	22.05	20.20	684,553
Second quarter	24.20	20.14	517,903
Third quarter	22.37	20.11	462,711
Fourth quarter	26.66	20.74	588,200
2007	29.22	21.51	592,205
First quarter	25.82	22.01	557,559
Second quarter	24.72	21.82	638,232
Third quarter	25.11	21.51	493,274
Fourth quarter	29.22	22.80	679,756
2008 (through June 27)	27.10	21.20	693,816
First quarter	27.10	23.35	824,931
January	26.55	23.35	1,172,568
February	27.10	24.29	634,064
March	25.60	23.50	650,779
Second quarter (through June 27)	25.35	21.20	566,862
April	25.35	22.81	579,370
May	23.53	21.32	639,707
June (through June 27)	22.65	21.20	476,618

Source:	New York Stock Exchange.

Item 9.B. Plan of Distribution

Not applicable.

Item 9.C. Markets

The Stock Market Division of the Korea Exchange

On January 27, 2005, the Korea Exchange was established pursuant to the Korea Securities and Futures Exchange Act through the consolidation of the Korea Stock Exchange, the Korea Futures Exchange, the KOSDAQ Stock Market, Inc. (the “KOSDAQ”) and the KOSDAQ Committee within the Korea Securities Dealers Association, which was in charge of the management of the KOSDAQ. There are three different markets operated by the Korea Exchange: the Stock Market, the KOSDAQ Market and the Futures Market. The Korea Exchange has two trading floors located in Seoul, one for the Stock Market and one for the KOSDAQ Market, and one trading floor in Busan for the Futures Market. The Korea Exchange is a limited liability company, the shares of which are held by (i) securities companies and futures companies that were formerly members of the Korea Stock Exchange or the Korea Futures Exchange, (ii) the Small Business Corporation, (iii) the Korea Securities Finance Corporation and (iv) the Korea Securities Dealers Association. Currently, the Korea Exchange

is the only stock exchange in Korea and is operated by membership, having as its members most of the Korean securities companies and some Korean branches of foreign securities companies.

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

					Period Average
Year	Opening	High	Low	Closing	Dividend Yield(1)(2) (Percent)	Price Earnings Ratio(2)(3)
1983	122.52	134.46	115.59	121.21	6.9	3.8
1984	115.25	142.46	115.25	142.46	5.1	4.5
1985	139.53	163.37	131.40	163.37	5.3	5.2
1986	161.40	279.67	153.85	272.61	4.3	7.6
1987	264.82	525.11	264.82	525.11	2.6	10.9
1988	532.04	922.56	527.89	907.20	2.4	11.2
1989	919.61	1,007.77	844.75	909.72	2.0	13.9
1990	908.59	928.82	566.27	696.11	2.2	12.8
1991	679.75	763.10	586.51	610.92	2.6	11.2
1992	624.23	691.48	459.07	678.44	2.2	10.9
1993	697.41	874.10	605.93	866.18	1.6	12.7
1994	879.32	1,138.75	855.37	1,027.37	1.2	16.2
1995	1,027.45	1,016.77	847.09	882.94	1.2	16.4
1996	882.29	986.84	651.22	651.22	1.3	17.8
1997	647.67	792.29	350.68	376.31	1.5	17.0
1998	374.41	579.86	280.00	562.46	1.9	10.8
1999	565.10	1,028.07	498.42	1,028.07	1.1	13.5
2000	1,028.33	1,059.04	500.60	504.62	1.6	18.6
2001	503.31	704.50	468.76	693.70	2.0	14.2
2002	698.00	937.61	584.04	627.55	1.4	17.8
2003	633.03	822.16	515.24	810.71	2.2	10.9
2004	821.26	936.06	719.59	895.92	2.1	15.8
2005	896.00	1,379.37	870.84	1,379.37	1.7	11.0
2006	1,383.32	1,464.70	1,203.86	1,434.46	1.7	11.4
2007	1,435.26	2,064.85	1,355.79	1,897.13	1.6	14.8
2008 (through June 27)	1,853.45	1,888.88	1,574.44	1,684.45	1.3	10.9

Source:    The Stock Market Division of the Korea Exchange

(1)	Dividend yields are based on daily figures. Dividend yields after January 3, 1984 include cash dividends only.
(2)	Starting in April 2000, dividend yield and price earnings ratio are calculated based on KOSPI 200, an index of 200 equity securities listed on the Stock Market Division of the Korea Exchange. Starting in April 2000, excludes classified companies, companies which did not submit annual reports to the Stock Market Division of the Korea Exchange, and companies which received qualified opinion from external auditors.
(3)	The price earnings ratio is based on figures for companies that record a profit in the preceding year.

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

The number of companies listed on the Stock Market Division of the Korea Exchange, the corresponding total market capitalization at the end of the periods indicated and the average daily trading volume for those periods are set forth in the following table:

	Market Capitalization on the Last Day of Each Period			Average Daily Trading Volume, Value
Year	Number of Listed Companies	(Billions of Won)	(Millions of Dollars)(1)	Thousands of Shares	(Millions of Won)	(Thousands of Dollars)(1)
1983	328	3,490	4,387	9,325	5,941	7,468
1984	336	5,149	6,223	14,847	10,642	12,862
1985	342	6,570	7,381	18,925	12,315	13,834
1986	355	11,994	13,924	31,755	32,870	38,159
1987	389	26,172	33,033	20,353	70,185	88,583
1988	502	64,544	94,348	10,367	198,364	289,963
1989	626	95,477	140,490	11,757	280,967	414,430
1990	669	79,020	110,301	10,866	183,692	256,411
1991	686	73,118	96,107	14,022	214,263	281,629
1992	688	84,712	107,448	24,028	308,246	390,977
1993	693	112,665	139,420	35,130	574,048	710,367
1994	699	151,217	191,730	36,862	776,257	984,223
1995	721	141,151	182,201	26,130	487,762	629,613
1996	760	117,370	139,031	26,571	486,834	575,680
1997	776	70,989	50,162	41,525	555,759	392,707
1998	748	137,799	114,091	97,716	660,429	546,803
1999	725	349,504	305,137	278,551	3,481,620	3,039,655
2000	704	188,042	149,275	306,163	2,602,211	2,065,739
2001	689	255,850	192,934	473,241	1,997,420	1,506,237
2002	683	258,681	215,496	857,245	3,041,598	2,533,815
2003	684	355,363	296,679	542,010	2,216,636	1,850,589
2004	683	412,588	395,275	372,895	2,232,109	2,138,445
2005	702	655,075	646,158	467,629	3,157,662	3,114,679
2006	731	704,588	757,948	279,096	3,435,180	3,695,331
2007	745	951,900	1,017,205	363,732	5,539,588	5,917,731
2008 (through June 27)	759	855,461	890,534	303,519	5,270,864	5,486,966

Source:	The Stock Market Division of the Korea Exchange
(1)	Converted at the Concentration Base Rate of The Bank of Korea or the Market Average Exchange Rate as announced by the Seoul Money Brokerage Services Limited, as the case may be, at the end of the periods indicated.

The Korean securities markets are principally regulated by the Financial Services Commission of Korea and the Securities and Exchange Act. The Securities and Exchange Act was amended fundamentally numerous times in recent years to broaden the scope and improve the effectiveness of official supervision of the securities markets. As amended, the law imposes restrictions on insider trading and price manipulation, requires specified information to be made available by listed companies to investors and establishes rules regarding margin trading, proxy solicitation, takeover bids, acquisition of treasury shares and reporting requirements for shareholders holding substantial interests.

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

As of December 30, 1997, foreign investors were permitted to invest in all types of corporate bonds, bonds issued by national or local governments and bonds issued in accordance with certain special laws without being subject to any aggregate or individual investment ceiling. The Financial Services Commission sets forth procedural requirements for such investments. The Government announced on February 8, 1998 its plans for the liberalization of the money market with respect to investment in money market instruments by foreigners in 1998. According to the plan, foreigners have been permitted to invest in money market instruments issued by corporations, including commercial paper, starting February 16, 1998 with no restrictions as to the amount. Starting May 25, 1998, foreigners have been permitted to invest in certificates of deposit and repurchase agreements.

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

Item 9.D. Selling Shareholders

Not applicable.

Item 9.E. Dilution

Not applicable.

Item 9.F. Expenses of the Issuer

Not applicable.

Item 10. Additional Information

Item 10.A. Share Capital

Currently, our authorized share capital is 1,000,000,000 shares, which consists of shares of common stock, par value Won 5,000 per share (“Common Shares”) and shares of non-voting preferred stock, par value Won 5,000 per share (“Non-Voting Shares”). Common Shares and Non-Voting Shares together are referred to as “Shares.” Under our articles of incorporation, we are authorized to issue Non-Voting Shares up to one-fourth of our total issued capital stock. As of December 31, 2007, 275,202,400 Common Shares were issued, of which 71,515,577 shares were held by the treasury stock fund or us as treasury shares. We have never issued any Non-Voting Shares. All of the issued Common Shares are fully-paid and non-assessable and are in registered form. We issue share certificates in denominations of 1, 5, 10, 50, 100, 500, 1,000 and 10,000 shares.

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

Under the Commercial Code, we may pay our dividend only out of the excess of our net assets, on a non-consolidated basis, over the sum of (1) our stated capital and (2) the total amount of our capital surplus reserve and legal reserve accumulated up to the end of the relevant dividend period. In addition, we may not pay any dividend unless we have set aside as legal reserve an amount equal to at least 10% of the cash portion of the dividend or unless we have accumulated a legal reserve of not less than one-half of our stated capital. Financial Services Commission regulations applicable to companies listed on the Stock Market Division of the Korea Exchange requires us to set aside specified amounts as financial structure improvement reserve until the ratio of our shareholders’ equity to the total assets reaches 30.0%. We may not use legal reserve to pay cash dividends but may transfer amounts from legal reserve to capital stock or use legal reserve to reduce an accumulated deficit.

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

Members of our employee stock ownership association, whether or not they are our shareholders, generally have a preemptive right to subscribe for up to 20.0% of the Shares publicly offered pursuant to the Securities and Exchange Act. This right is exercisable only to the extent that the total number of Shares so acquired and held by members of our employee stock ownership association does not then exceed 20.0% of the total number of Shares then issued (including in such total both: (i) all issued and outstanding Shares at the time the preemptive rights are exercised; and (ii) all Shares to be newly issued in the applicable share issuance transaction in connection with which such preemptive rights are exercised). As of December 31, 2007, 5.6% of the issued Shares were held by members of our employee stock ownership association.

Limitation on Shareholdings

The Telecommunications Business Act permits maximum aggregate foreign shareholding in us to be 49.0% of our total issued and outstanding Shares with voting rights (including equivalent securities with voting rights, e.g., depositary certificates and certain other equity interests). For the purposes of the foregoing, a shareholder is a “foreign shareholder” if such shareholder is: (1) a foreign person; (2) a foreign government; or (3) a company whose largest shareholder is a foreign person (including any “specially related persons” as determined under the Securities and Exchange Act) or a foreign government, in circumstances where (i) such foreign person or foreign government holds, in aggregate, 15.0% or more of such company’s total voting shares, and (ii) such company holds at least 1.0% of our total issued and outstanding Shares with voting rights. For the avoidance of doubt, all of conditions (i) to (ii) in the foregoing item (3) must exist for such a company to be counted as a “foreign shareholder” for the purposes of calculating whether the 49.0% foreign shareholding threshold is reached under the Telecommunications Business Act. In addition, the Telecommunications Business Act prohibits a foreign shareholder from being our largest shareholder if such shareholder owns 5.0% or more of our Shares with voting rights. For the purposes of this restriction, any two or more foreign persons or foreign governments who enter into an agreement to act in concert in the exercise of their voting rights will be counted together and prohibited from becoming our largest shareholder in the event that they collectively hold 5.0% or more of our Shares. The Foreign Investment Promotion Act also prohibits any foreign shareholder from being our largest shareholder, if such shareholder owns 5.0% or more of our Shares with voting rights. For the purposes of this restriction under the Foreign Investment Promotion Act, a “foreign shareholder” is defined in the same manner as described above with respect to the foreign shareholding restriction under the Telecommunications Business Act, provided, however, that no exception is made under the Foreign Investment Promotion Act regulations for companies that own less than 1.0% of our Shares (see item (3)(ii) above in this paragraph). A foreigner who has acquired the Shares in excess of such ceiling described above may not exercise its voting rights for shares in excess of such limitation, and the Korea Communications Commission may require corrective measures to comply with the ownership restrictions.

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

Our shareholders may adopt resolutions at a general meeting by an affirmative majority vote of the voting shares present or represented at the meeting, where the affirmative votes also represent at least one-fourth of our total voting shares then outstanding. However, under the Commercial Code and our articles of incorporation, the following matters, among others, require approval by the holders of at least two-thirds of the voting shares present or represented at a meeting, where the affirmative votes also represent at least one-third of our total voting shares then outstanding:

•	amending our articles of incorporation;

•	removing a director;

•	reduction of our capital stock;

•	effecting any dissolution, merger or consolidation of us;

•	transferring the whole or any significant part of our business;

•	effecting our acquisition of all of the business of any other company or our acquisition of a part of the business of any other company which will significantly affect our business; or

•	issuing any new Shares at a price lower than their par value.

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

Rights of Dissenting Shareholders

In some limited circumstances, including the transfer of the whole or any significant part of our business and our merger or consolidation with another company, dissenting shareholders have the right to require us to purchase their Shares. To exercise this right, shareholders must submit to us a written notice of their intention to dissent before the general meeting of shareholders. Within 20 days after the relevant resolution is passed at a meeting, the dissenting shareholders must request us in writing to purchase their Shares. We are obligated to purchase the Shares of dissenting shareholders within one month after the expiration of the 20-day period. The purchase price for the Shares is required to be determined through negotiation between the dissenting shareholders and us. If we cannot agree on a price through negotiation, the purchase price will be the average of (1) the weighted average of the daily Share prices on the Stock Market Division of the Korea Exchange for the two-month period before the date of the adoption of the relevant board resolution, (2) the weighted average of the daily Share price on the Stock Market Division of the Korea Exchange for the one month period before the date of the adoption of the relevant board resolution and (3) the weighted average of the daily Share price on the Stock Market Division of the Korea Exchange for the one week period before the date of the adoption of the relevant board resolution. However, the Financial Services Commission may intervene to adjust this price if we or any group of shareholders who hold in aggregate 30.0% or more of the total number of Shares that we are requested to purchase from dissenting shareholders do not accept the purchase price. Holders of ADSs will not be able to exercise dissenter’s rights unless they have withdrawn the underlying common stock and become our direct shareholders.

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

Under the Securities and Exchange Act, we must file with the Financial Services Commission and the Stock Market Division of the Korea Exchange (1) an annual report within 90 days after the end of our fiscal year and (2) interim reports with respect to the three month period, six month period and nine month period from the beginning of each fiscal year within 45 calendar days following the end of each period. Copies of these reports are or will be available for public inspection at the Financial Services Commission and the Stock Market Division of the Korea Exchange.

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

As of December 31, 2007, there were 71,515,577 treasury shares. Our treasury stock fund held 1,259,170 treasury shares as of December 31, 2007.

Liquidation Rights

In the event of our liquidation, after payment of all debts, liquidation expenses and taxes, our remaining assets will be distributed among shareholders in proportion to their shareholdings. Holders of Non-Voting Shares have no preference in liquidation.

Item 10.C. Material Contracts

None.

Item 10.D. Exchange Controls

General

The Foreign Exchange Transaction Act and the Presidential Decree and regulations under that Act and Decree (collectively the “Foreign Exchange Transaction Laws”) regulate investment in Korean securities by non-residents and issuance of securities outside Korea by Korean companies. Under the Foreign Exchange Transaction Laws, non-residents may invest in Korean securities only in compliance with the provisions of, and to the extent specifically allowed by, these laws or otherwise permitted by the Ministry of Strategy and Finance. The Financial Services Commission has also adopted, pursuant to its authority under the Korean Securities and Exchange Act, regulations that control investment by foreigners in Korean securities and regulate the issuance of securities outside Korea by Korean companies.

Under the Foreign Exchange Transaction Laws, if the Government deems that certain emergency circumstances, including, but not limited to, the outbreak of natural calamities, wars or grave and sudden changes in domestic or foreign economies, are likely to occur, the Ministry of Strategy and Finance may temporarily suspend the transactions where Foreign Exchange Transaction Laws are applicable, or impose an obligation to deposit or sell capital to certain Korean governmental agencies or financial institutions. In addition, if the Government deems that it is confronted or is likely to be confronted with serious difficulty in movement of capital between Korea and abroad which will bring serious obstacles in carrying out its currency policies, exchange rate policies and other macroeconomic policies, the Ministry of Strategy and Finance may take measures to require any person who performs transactions to deposit such capital to certain Korean governmental agencies or financial institutions.

Government Review of Issuance of ADSs

In order for us to issue shares represented by ADSs, we are required to file a prior report of the issuance with the Ministry of Strategy and Finance if our securities and borrowings denominated in foreign currencies issued during the one-year period preceding such filing date exceed US$30 million in aggregate. No further Korean governmental approval is necessary for the initial offering and issuance of the ADSs.

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

Reporting Requirements for Holders of Substantial Interests

Any person whose direct or beneficial ownership of shares, whether in the form of shares or ADSs, certificates representing the rights to subscribe for Shares and equity-related debt securities including convertible bonds and bonds with warrants (collectively, the “Equity Securities”) together with the Equity Securities beneficially owned by certain related persons or by any person acting in concert with the person accounts for 5.0% or more of the total issued Equity Securities is required to report the status of the holdings to the Financial Services Commission and the Stock Market Division of the Korea Exchange within five business days after reaching the 5.0% ownership interest. In addition, any change in the ownership interest subsequent to the report which equals or exceeds 1.0% of the total issued Equity Securities is required to be reported to the Financial Services Commission and the Stock Market Division of the Korea Exchange within five business days from the date of the change. The required information to be included in the 5.0% report may be different if the acquisition of such shareholding interest is for the purpose of exercising influence over the management, as opposed to an acquisition for investment purposes.

Violation of these reporting requirements may subject a person to criminal sanctions such as fines or imprisonment and may result in a loss of voting rights with respect to the unreported ownership of Equity Securities exceeding 5.0%. Furthermore, the Financial Services Commission may issue an order to dispose of non-reported Equity Securities.

Restrictions Applicable to ADSs

No Korean governmental approval is necessary for the sale and purchase of ADSs in the secondary market outside Korea or for the withdrawal of shares underlying ADSs and the delivery inside Korea of shares in connection with the withdrawal, provided that a foreigner who intends to acquire the shares must obtain an investment registration certificate from the Financial Supervisory Service as described below. In general, the acquisition of the shares by a foreigner must be reported by the foreigner or his standing proxy in Korea immediately to the Governor of the Financial Supervisory Service; provided, however, that in cases where a foreigner acquires shares through the exercise of rights as a holder of ADSs (or other depositary certificates), the foreigner must cause such report to the Governor of the Financial Supervisory Service to be filed by the Korea Securities Depository.

Persons who have acquired shares as a result of the withdrawal of shares underlying the ADSs may exercise their preemptive rights for new shares, participate in free distributions and receive dividends on shares without any further governmental approval.

Restrictions Applicable to Shares

As a result of amendments to the Foreign Exchange Transaction Laws and Financial Services Commission regulations adopted in connection with the stock market opening from January 1992, which we refer to collectively as the Investment Rules, foreigners may invest, with limited exceptions and subject to procedural requirements, in all shares of Korean companies, whether listed on the Stock Market Division of the Korea Exchange or registered on the KOSDAQ Market Division of the Korea Exchange, unless prohibited by specific laws. Foreign investors may trade shares listed on the Stock Market Division of the Korea Exchange or registered on the KOSDAQ Market Division of the Korea Exchange only through the Stock Market Division of the Korea Exchange or the KOSDAQ Market Division of the Korea Exchange, except in limited circumstances, including:

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

The Investment Rules require a foreign investor who wishes to invest in shares on the Stock Market Division of the Korea Exchange or the KOSDAQ Market Division of the Korea Exchange (including Converted Shares) to register its identity with the Financial Supervisory Service prior to making any such investment; however, the registration requirement does not apply to foreign investors who acquire Converted Shares with the intention of selling such Converted Shares within three months from the date of acquisition of the Converted Shares. Upon registration, the Financial Supervisory Service will issue to the foreign investor an investment registration certificate that must be presented each time the foreign investor opens a brokerage account with a securities company. Foreigners eligible to obtain an investment registration certificate include foreign nationals who are individuals residing abroad for more than six months, foreign governments, foreign municipal authorities, foreign public institutions, international financial institutions or similar international organizations, corporations incorporated under foreign laws and any person in any additional category designated by decree of the Ministry of Strategy and Finance. All Korean offices of a foreign corporation as a group are treated as a separate entity from the offices of the corporation outside Korea. However, a foreign corporation or depositary bank issuing depositary receipts may obtain one or more investment registration certificates in its name in certain circumstances as described in the relevant regulations.

Upon a foreign investor’s purchase of shares through the Stock Market Division of the Korea Exchange or the KOSDAQ Market Division of the Korea Exchange, no separate report by the investor is required because the investment registration certificate system is designed to control and oversee foreign investment through a computer system. However, a foreign investor’s acquisition or sale of shares outside the Stock Market Division of the Korea Exchange or the KOSDAQ Market Division of the Korea Exchange (as discussed above) must be reported by the foreign investor or his standing proxy to the Governor of the Financial Supervisory Service at the time of each such acquisition or sale; provided, however, that in cases where a foreigner acquires shares through the exercise of rights as a holder of ADSs (or other depositary certificates), the foreigner must cause such report to the Governor of the Financial Supervisory Service to be filed by the Korea Securities Depository; and further provided that a foreign investor must ensure that any acquisition or sale by it of shares outside the Stock Market Division of the Korea Exchange or the KOSDAQ Market Division of the Korea Exchange in the case of trades in connection with a tender offer, odd-lot trading of shares or trades of a class of shares for which the aggregate foreign ownership limit has been reached or exceeded, is reported to the Governor of the Financial Supervisory Service by the securities company engaged to facilitate such transaction. A foreign investor must appoint one or more standing proxies from among the Korea Securities Depository, foreign exchange banks, including domestic branches of foreign banks, securities companies, including domestic branches of foreign securities companies, asset management companies, futures trading companies and internationally recognized custodians that will act as a standing proxy to exercise shareholders’ rights or perform any matters related to the foregoing activities if the foreign investor does not perform these activities himself. However, a foreign investor may be exempted from complying with these standing proxy rules with the approval of the Governor of the Financial Supervisory Service in cases deemed inevitable by reason of conflict between laws of Korea and the home country of the foreign investor.

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

With respect to transfer of ADSs, a tax ruling recently issued by the Korean tax authority appears to hold that depositary receipts (such as the ADSs) constitute share certificates subject to the securities transaction tax; provided that, under the Securities Transaction Tax Law, the transfer of depositary receipts listed on the New York Stock Exchange, the Nasdaq National Market or other qualified foreign exchanges is exempt from the securities transaction tax. In the past, only depositary receipts listed on foreign stock exchanges were exempt from securities transaction tax. However, a Korean court ruled on May 17, 2007 that all depositary receipts, regardless of whether such depositary receipts are listed on any foreign stock exchange, are exempt from securities transaction tax. Such court decision is presently being appealed by the relevant tax office. In the event the Supreme Court of Korea affirms such decision, it is expected that all depositary receipts, even if not listed on a foreign stock exchange, will be exempt from securities transaction tax.

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

For purposes of this summary, you are a “U.S. holder” if you are a beneficial owner of shares of common stock or ADSs that is:

•	a citizen or resident of the United States;

•	a U.S. domestic corporation; or

•	subject to U.S. federal income tax on a net income basis with respect to income from the shares of common stock or ADSs.

The Shares of Common Stock and ADSs

In general, if you hold ADSs, you will be treated as the holder of the shares of common stock represented by those ADSs for U.S. federal income tax purposes, and no gain or loss will be recognized if you exchange an ADS for the shares of common stock represented by that ADS.

Dividends

The gross amount of cash dividends that you receive (prior to deduction of Korean taxes) generally will be subject to U.S. federal income taxation as foreign source dividend income. Dividends paid in Won will be included in your income in a U.S. dollar amount calculated by reference to the exchange rate in effect on the date of your (or, in the case of ADSs, the depositary’s) receipt of the dividend, regardless of whether the payment is in fact converted into U.S. dollars. If such a dividend is converted into U.S. dollars on the date of receipt, you generally should not be required to recognize foreign currency gain or loss in respect of the dividend income. U.S. holders should consult their own tax advisors regarding the treatment of any foreign currency gain or loss on any Won received by a U.S. holders that are converted into U.S. dollars on a date subsequent to receipt.

Subject to certain exceptions for short-term and hedged positions, the U.S. dollar amount of dividends received by an individual prior to January 1, 2011 with respect to the ADSs and common stock will be subject to taxation at a maximum rate of 15% if the dividends are “qualified dividends.” Dividends paid on the ADSs and common stock will be treated as qualified dividends if (i) we are eligible for the benefits of a comprehensive income tax treaty with the United States that the Internal Revenue Service has approved for the purposes of the qualified dividend rules and (ii) we were not, in the year prior to the year in which the dividend was paid, and are not, in the year in which the dividend is paid, a passive foreign investment company (“PFIC”). The income tax treaty between Korea and the United States (the “Treaty”) has been approved for the purposes of the qualified dividend rules. Based on our audited financial statements and relevant market and shareholder data, we believe that we were not treated as a PFIC for U.S. federal income tax purposes with respect to our 2006 or 2007 taxable year. In addition, based on our audited financial statements and our current expectations regarding the value and nature of our assets, the sources and nature of our income, and relevant market and shareholder data, we do not anticipate becoming a PFIC for our 2008 taxable year. You should consult your own tax advisers regarding the availability of the reduced dividend tax rate in the light of your own particular circumstances.

Distributions of additional shares in respect of shares of common stock or ADSs that are made as part of a pro-rata distribution to all of our shareholders generally will not be subject to U.S. federal income tax.

Sales and Other Dispositions

For U.S. federal income tax purposes, gain or loss that you realize on the sale or other disposition of shares of common stock or ADSs will be capital gain or loss, and will be long-term capital gain or loss if the shares of common stock or ADSs were held for more than one year. Your ability to offset capital losses against ordinary income is limited. Long-term capital gain recognized by an individual U.S. holder generally is subject to taxation at reduced rates.

Foreign Tax Credit Considerations

You should consult your own tax advisers to determine whether you are subject to any special rules that limit your ability to make effective use of foreign tax credits, including the possible adverse impact of failing to take advantage of benefits under the income tax treaty between the United States and Korea. If no such rules apply, you generally may claim a credit, up to any applicable reduced rates provided under the Treaty, against your U.S. federal income tax liability for Korean taxes withheld from dividends on shares of common stock or ADSs, so long as you have owned the shares of common stock or ADSs (and not entered into specified kinds of hedging transactions) for at least a 16-day period that includes the ex-dividend date. Instead of claiming a credit, you may, at your election, deduct such Korean taxes in computing your taxable income, subject to generally applicable limitations under U.S. tax law. You may not be able to use the foreign tax credit associated with any Korean withholding tax imposed on a distribution of additional shares that is not subject to U.S. tax unless you can use the credit against United States tax due on other foreign-source income.

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

In 2006 and 2007, we entered into various currency-related derivative contracts with various financial institutions, including the following:

Transaction Type	Financial Institution	Description
Currency swap contracts	J.P. Morgan and others	Exchange foreign currency cash flow for local currency cash flow for a specified period

Combined interest rate and currency swap contracts	Merrill Lynch and others	Exchange foreign currency-denominated fixed or variable interest rate payments for local currency-denominated variable or fixed interest rate payments

Currency forward contracts	Kookmin Bank	Exchange a specified currency at an agreed exchange rate at a specified date

Currency futures contracts	Dong Yang Futures Trading	Futures contract that specifies the price at which a specified currency can be purchased or sold at a future date.

Currency option contracts	Shinhan Bank	Right to sell or buy a specified currency at the agreed exchange rate during a specified period of time.

In 2006, we recognized a valuation loss of Won 85 billion relating to the above contracts. In 2007, we recognized a valuation gain of Won 38 billion and a valuation loss of Won 5 billion in our current earnings and recognized a valuation gain of Won 3 billion in our accumulated other comprehensive income relating to the above contracts. For details of the assets and liabilities recorded relating to above contracts outstanding as of December 31, 2006 and 2007, see Note 32 to the Consolidated Financial Statements.

Interest Rate Risk

We are also subject to market risk exposure arising from changing interest rates. A reduction of interest rates increases the fair value of our debt portfolio, which is primarily of a fixed interest nature. We use, to a limited extent, interest rate swap contracts and combined interest rate and currency swap contracts to reduce interest rate volatility on some of our debt and manage our interest expense by achieving a balanced mixture of floating and fixed rate debt. We entered into several interest rate swap contracts with JP Morgan and others in which we exchange fixed interest rate payments with variable interest rate payments for a specified period, as well as entered into the combined interest rate and currency swap contracts described above.

Under our interest rate swap contracts, we recognized a valuation gain of Won 9 billion and a valuation loss of Won 1 billion in 2006 and a valuation gain of Won 2 billion and a valuation loss of Won 11 billion in 2007. For details of the assets and liabilities recorded relating to our interest rate swap contracts outstanding as of December 31, 2006 and 2007, see Note 32 to the Consolidated Financial Statements.

The following table summarizes the carrying amounts, fair values, principal cash flows by maturity date and weighted average interest rates of our short-term and long-term liabilities as of December 31, 2007 which are sensitive to exchange rates and/or interest rates. The information is presented in Won, which is our reporting currency.

	Maturities
							December 31, 2007
	2008	2009	2010	2011	2012	Thereafter	Total	Fair Value
	(In Won millions except rates)
Local currency:
Fixed rate	1,158,567	1,124,941	1,152,353	850,608	580,608	808,286	5,675,363	5,377,449
Average weighted rate(1)	4.76%	4.53%	3.90%	3.84%	7.23%	5.00%	4.68%	—
Variable rate	57,429	27,927	26,650	4,373	985	—	117,364	111,502
Average weighted rate(1)	3.88%	5.98%	3.66%	1.32%	1.35%	—	2.94%	—

Sub-total	1,215,996	1,152,868	1,179,003	854,981	581,593	808,286	5,792,727	5,488,951

Foreign currency:
Fixed rate	25,745	—	—	—	187,640	1,219,660	1,433,045	1,577,053
Average weighted rate(1)	5.55%	—	—	—	5.13%	6.01%	5.45%	—
Variable rate	4,695	5,636	14,073	—	—	—	24,404	24,013
Average weighted rate(1)	5.53%	3.99%	3.98%	—	—	—	5.65%	—

Subtotal	30,440	5,636	14,073	—	187,640	1,219,660	1,457,449	1,601,066

Total	1,246,436	1,158,504	1,193,076	854,981	769,233	2,207,946	7,250,176	7,090,017

(1)	Weighted average rates of the portfolio at the period end.

Item 12. Description of Securities Other than Equity Securities

Item 12.A. Debt Securities

Not applicable.

Item 12.B. Warrants and Rights

Not applicable.

Item 12.C. Other Securities

Not applicable.

Item 12.D. American Depositary Shares

Not applicable.

PART II

Item 13. Defaults, Dividend Arrearages and Delinquencies

Not applicable.

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds

Not applicable.

Item 15. Controls and Procedures

Disclosure Controls and Procedures

Our management has evaluated, with the participation of our Chief Executive Officer and Chief Financial Officer, the effectiveness of our disclosure controls and procedures, as such term is defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act, as of December 31, 2007. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives. Based upon our evaluation, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures were effective as of the end of the period covered by this report. Our disclosure controls and procedures are designed to ensure that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the Commission’s rules and forms, and that it is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

Management’s Annual Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting. Our internal control over financial reporting is a process designed by, and under the supervision of, our principal executive, principal operating and principal financial officers, and effected by our board of directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.

Our internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records, that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of our assets; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that our receipts and expenditures are being made only in accordance with authorizations of our management and directors; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on the financial statements.

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

Our management has completed an assessment of the effectiveness of our internal control over financial reporting as of December 31, 2007 based on criteria in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). Based on this assessment, management concluded that our internal control over financial reporting was effective as of December 31, 2007.

Deloitte Anjin LLC, an independent registered public accounting firm, which also audited our consolidated financial statements as of, and for the year ended December 31, 2007, as stated in their report which is included herein, has issued an attestation report on the effectiveness of our internal control over financial reporting.

Attestation Report of the Registered Public Accounting Firm

The attestation report of our independent registered public accounting firm on the effectiveness of our internal control over financial reporting is furnished in Item 18 of this Form 20-F.

Changes in Internal Control Over Financial Reporting

There has been no change in our internal control over financial reporting during the year covered by this annual report that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Item 16. [Reserved]

Item 16A. Audit Committee Financial Expert

At our annual shareholders’ meeting in February 2008, our shareholders elected Gyu-Taeg Oh as a member of the Audit Committee. Our Audit Committee is comprised of Do-Whan Kim, Jeong-Ro Yoon, Jong-Kyoo Yoon and Gyu-Taeg Oh. In addition, they determined and designated that Jong-Kyoo Yoon and Gyu-Taeg Oh are “audit committee financial experts” within the meaning of this Item 16A. The board of directors have approved this newly elected Audit Committee, and reaffirmed the determination by our shareholders that Jong-Kyoo Yoon and Gyu-Taeg Oh are audit committee financial experts and further determined that they are independent within the meaning of applicable SEC rules and the listing standards of the New York Stock Exchange.

Item 16B. Code of Ethics

We have adopted a code of ethics, as defined in Item 16B. of Form 20-F under the Securities Exchange Act of 1934, as amended. Our code of ethics applies to our Chief Executive Officer, Chief Financial Officer and persons performing similar functions, as well as to our directors, other officers and employees. Our code of ethics is available on our web site at www.kt.com. If we amend the provisions of our code of ethics that apply to our Chief Executive Officer, Chief Financial Officer and persons performing similar functions, or if we grant any waiver of such provisions, we will disclose such amendment or waiver on our web site.

Item 16C. Principal Accountant Fees and Services

Audit and Non-Audit Fees

The following table sets forth the fees billed to us by our independent auditors during the fiscal year ended December 31, 2006 and 2007:

	Year Ended December 31,
	2006		2007
	(In millions)
Audit fees	(Won)	3,073	(Won)	3,078
Audit-related fees		—		—
Tax fees		—		—
Other fees		—		—

Total fees	(Won)	3,073	(Won)	3,078

Audit fees in the above table are the aggregate fees billed by our auditors in connection with the audit of our annual financial statements and the review of our interim financial statements.

Audit Committee Pre-Approval Policies and Procedures

Our audit committee has not established pre-approval policies and procedures for the engagement of our independent auditors for services. Our audit committee instead expressly approves on a case-by-case basis any engagement of our independent auditors for audit and non-audit services provided to our consolidated subsidiaries or us.

Item 16D. Exemptions from the Listing Standards for Audit Committees

Not applicable.

Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers

The following table sets forth the repurchases of common shares by us or any affiliated purchasers during the fiscal year ended December 31, 2007:

Period	Total Number of Shares Purchased	Average Price Paid per Share (In Won)	Total Number of Shares Purchased as Part of Publicly Announced Plans	Maximum Number of Shares that May Yet Be Purchased Under the Plans
January 1 to January 31	0	0	0	0
February 1 to February 29	0	0	0	0
March 1 to March 31	0	0	0	0
April 1 to April 30	0	0	0	2,058,000
May 1 to May 31	24,990	44,312	24,990	2,033,010
June 1 to June 30	1,881,600	44,434	1,906,590	1,881,600
July 1 to July 31	151,410	43,873	2,058,000	0
August 1 to August 31	0	0	0	0
September 1 to September 30	0	0	0	2,367,000
October 1 to October 31	1,550,000	43,362	1,550,000	817,000
November 1 to November 30	517,000	42,333	2,067,000	300,000
December 1 to December 31	300,000	52,475	2,367,000	0

Total	4,425,000	270,789	9,973,580	9,456,610

Neither we nor any “affiliated purchaser,” as defined in Rule 10b-18(a)(3) of the Exchange Act, purchased any of our equity securities during the period covered by this annual report.

PART III

Item 17. Financial Statements

Not applicable.

Item 18. Financial Statements

AUDITED CONSOLIDATED ANNUAL FINANCIAL STATEMENTS OF KT CORPORATION

AUDITED CONSOLIDATED ANNUAL FINANCIAL STATEMENTS OF KT FREETEL CO., LTD.

Item 19. Exhibits

1		Articles of Incorporation of KT Corporation (English translation) Form of Common Stock Certificate of KT Corporation, par value Won 5,000 per share (including translation in English)

2.1	*	Deposit Agreement dated as of May 25, 1999 entered into among KT Corporation, Citibank, N.A., as depositary, and all Holders and Beneficial Owners of American Depositary Shares evidenced by the American Depositary Receipts issued thereunder, including the form of American depositary receipt (incorporated herein by reference to Exhibit (a)(i) of the Registrant’s Registration Statement (Registration No. 333-13578) on Form F-6)

2.2	*	Form of Amendment No. 1 Deposit Agreement dated as of May 25, 1999 entered into among KT Corporation, Citibank, N.A., as depositary, and all Holders and Beneficial Owners of American Depositary Shares evidenced by the American Depositary Receipts issued thereunder, including the form of American depositary receipt (incorporated herein by reference to Exhibit (a)(ii) of the Registrant’s Registration Statement (Registration No. 333-13578) on Form F-6)

2.3	*	Letter from Citibank, N.A., as depositary, to the Registrant relating to the pre-release of the American depositary receipts (incorporated herein by reference to the Registrant’s Registration Statement (Registration No. 333-10330) on Form F-6)

2.4	Letter from Citibank, N.A., as depositary, to the Registrant relating to the establishment of a direct registration system for ADSs and the issuance of uncertified ADSs as part of the direct registration system.

8.1	List of subsidiaries of KT Corporation

12.1	Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2	Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1	Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1	The Telecommunications Basic Law (English translation)

15.2	Enforcement Decree of the Telecommunications Basic Law (English translation)

15.3	The Telecommunications Business Act (English translation)

15.4	Enforcement Decree of the Telecommunications Business Act (English translation)

*	Filed previously.

Report of Independent Registered Public Accounting Firm on Internal Control Over Financial Reporting

To the Board of Directors and Stockholders of

KT Corporation

Sungnam, Korea

We have audited the internal control over financial reporting of KT Corporation and subsidiaries (the “Company”) as of December 31, 2007, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in Management’s Report on Internal Control Over Financial Reporting in Item 15. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on that risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company’s internal control over financial reporting is a process designed by, or under the supervision of, the company’s principal executive and principal financial officers, or persons performing similar functions, and effected by the company’s board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2007, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Consolidated Balance Sheets and the related Consolidated Statements of Income, Cash Flows, and Changes in Equity of the Company as of and for the year ended December 31, 2007. Our report dated June 20, 2008 expressed an unqualified opinion on those financial statements and included an explanatory paragraph relating to the adoption of Statements of Korean Accounting Standards, reclassification of certain accounts in prior periods to conform to current period’s presentation, our audit comprehending the convenience translation of Korean won amounts to U.S. dollar amounts and information relating to the nature and effect of differences between accounting principles generally accepted in the Republic of Korea and accounting principles generally accepted in the United States of America.

/s/ Deloitte Anjin LLC

Seoul, Korea

June 20, 2008

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of

KT Corporation

Sungnam, Korea

We have audited the accompanying Consolidated Balance Sheet of KT Corporation and subsidiaries (the “Company”) as of December 31, 2007, and the related Consolidated Statements of Income, Cash Flows and Changes in Equity for year then ended (all expressed in Korean won). These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit. The consolidated financial statements of the Company for the years ended December 31, 2005 and 2006, respectively, before the effects of the adjustments to retrospectively apply the adoption of Statements of Korean Accounting Standards and reclassification of certain accounts as discussed in Note 2 to the consolidated financial statements were audited by other auditors whose report, dated May 25, 2007, expressed an unqualified opinion on those statements.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of KT Corporation and subsidiaries at December 31, 2007, and the results of their operations and their cash flows for year then ended, in conformity with accounting principles generally accepted in the Republic of Korea.

As discussed in Note 2 to the consolidated financial statements, we have also audited the adjustments to the 2005 and 2006 consolidated financial statements to retrospectively apply the adoption of Statements of Korean Accounting Standards and reclassify certain accounts in prior periods to conform to current period’s presentation. Our procedures included (1) comparing the adjustment amounts to the Company's underlying analysis, and (2) testing the mathematical accuracy of the underlying analysis, and (3) on a test basis compared the adjustments to the Company's supporting documentation. In our opinion, such retrospective adjustments are appropriate and have been properly applied. However, we were not engaged to audit, review, or apply any procedures to the 2005 and 2006 consolidated financial statements of the Company other than with respect to the retrospective adjustments and, accordingly, we do not express an opinion or any other form of assurance on the 2005 and 2006 consolidated financial statements taken as a whole.

Our audit also comprehended the translation of Korean won amounts into U.S. dollar amounts and, in our opinion, such convenience translation has been made in conformity with the basis stated in Note 2 to the consolidated financial statements. Such U.S. dollar amounts are presented solely for the convenience of readers of financial statements.

According principles generally accepted in the Republic of Korea vary in certain significant respects from accounting principles generally accepted in the United States of America. Information relating to the nature and effect of such differences is presented in Note 36 to the consolidated financial statements.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as of December 31, 2007, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated June 20, 2008 expressed an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting.

/s/ Deloitte Anjin LLC

Seoul, Korea

June 20, 2008

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders

KT Corporation:

We have audited, before the effects of the adjustments and disclosures to retrospectively apply the changes in accounting and reclassifications described in note 2, the accompanying consolidated balance sheet of KT Corporation and subsidiaries (the “Company”) as of December 31, 2006, and the related consolidated statements of earnings and retained earnings and cash flows for the years ended December 31, 2005 and 2006, expressed in Korean Won. The 2005 and 2006 consolidated financial statements before the effects of the adjustments and reclassifications discussed in note 2 are not presented herein. The 2005 and 2006 consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit. We did not audit the financial statements of KT Freetel Co., Ltd. (“KTF”), a 44.6% and 52.2% owned subsidiary at December 31, 2005 and 2006, respectively, as of and for the years ended December 31, 2005 and 2006. The financial statements of KTF, which are included in the consolidated financial statements of the Company, reflect total assets constituting 32.5% as of December 31, 2006, and total revenues constituting 30.8% and 32.6% for the years ended December 31, 2005 and 2006, respectively, of the related consolidated totals before the effects of the adjustments and reclassifications discussed in note 2. Those financial statements were audited by other auditors whose report has been furnished to us, and our report, insofar as it relates to the amounts included for KTF, is based solely on the report of the other auditors.

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

In our opinion, based on our audits and the report of the other auditors, the 2005 and 2006 consolidated financial statements, before the effects of the adjustments and disclosures to retrospectively apply the changes in accounting and reclassifications described in note 2, present fairly, in all material respects, the financial position of the Company as of December 31, 2006, and the results of its operations and its cash flows for the years ended December 31, 2005 and 2006 in accordance with accounting principles generally accepted in the Republic of Korea.

Accounting principles generally accepted in the Republic of Korea vary in certain significant respects from accounting principles generally accepted in the United States of America. Information relating to the nature and effect of such differences is presented in note 36 to the consolidated financial statements.

We were not engaged to audit, review, or apply any procedures to the adjustments and disclosures to retrospectively apply the changes in accounting and reclassifications described in note 2 and, accordingly, we do not express an opinion or any other form of assurance about whether such adjustments are appropriate and have been properly applied. Those adjustments and disclosures were audited by a successor auditor.

/s/KPMG Samjong Accounting Corp.

Seoul, Korea

May 25, 2007

KT CORPORATION AND SUBSIDIARIES

Consolidated Balance Sheets

As of December 31, 2006 and 2007

	In millions of Korean won				In thousands of U.S. dollars (Note 2)
	2006		2007		2007
ASSETS
CURRENT ASSETS :
Cash and cash equivalents (Notes 2, 15 and 30)	(Won)	1,828,569	(Won)	1,384,985	$1,480,001
Short-term investment assets (Notes 3, 5 and 15)		670,963		460,170	491,740
Accounts receivable—trade, less allowance for doubtful accounts of (Won)563,103 million in 2006 and (Won)485,111million in 2007 (Notes 2, 10 and 16)		2,542,780		2,656,824	2,839,093
Loans (Notes 2 and 15)		33,073		258,259	275,976
Accounts receivable—other, less allowance for doubtful accounts of (Won)96,948 million in 2006 and (Won)93,561million in 2007 (Notes 2, 10 and 15)		297,331		176,317	188,413
Accrued revenues		10,883		13,684	14,623
Advance payments		41,824		67,272	71,887
Prepaid expenses		41,839		54,918	58,686
Prepaid income taxes		1,026		1,411	1,508
Guarantee deposits (Note 15)		2,219		9,414	10,060
Derivative instruments assets (Notes 2 and 32)		9,290		696	744
Current portion of deferred income tax assets (Notes 2 and 25)		264,117		259,525	277,330
Inventories (Notes 2, 4 and 28)		237,195		299,104	319,624
Other current assets		311		220	235

Total Current Assets		5,981,420		5,642,799	6,029,920

(Continued)

KT CORPORATION AND SUBSIDIARIES

Consolidated Balance Sheets (Continued)

As of December 31, 2006 and 2007

	In millions of Korean won				In thousands of U.S. dollars (Note 2)
	2006		2007		2007
ASSETS
NON-CURRENT ASSETS :
Available-for-sale securities (Notes 2 and 5)		66,336		83,352	89,070
Equity method investment securities (Notes 2 and 6)		211,156		234,582	250,675
Held-to-maturity securities (Notes 2 and 5)		408		244	261
Long-term loans to employees		206,626		107,675	115,062
Long-term financial instruments (Note 3)		2,439		2,864	3,060
Other investment assets		46,982		43,449	46,431

Property and equipment, at cost (Notes 2, 7, 8, 13 and 28)		47,393,714		49,503,020	52,899,145
Less accumulated depreciation		(32,040,240)		(33,998,827)	(36,331,296)
Less accumulated impairment loss		(11,887)		(10,990)	(11,744)
Less contribution for construction		(174,158)		(205,201)	(219,279)

Net property and equipment		15,167,429		15,288,002	16,336,826

Intangible assets, net (Notes 2 and 9)		1,959,591		1,735,323	1,854,374
Leasehold rights and deposits (Notes 2 and 15)		310,553		347,217	371,038
Long-term accounts receivable—trade (Notes 2 and 10)		135,468		161,884	172,991
Long-term loans (Note 2)		11,761		266,714	285,011
Deferred income tax assets (Notes 2 and 25)		62,006		91,429	97,701
Long-term accounts receivable—other (Notes 2 and 10)		7,863		36,171	38,652
Derivative instruments assets (Notes 2 and 32)		—		1,710	1,827
Other non-current assets		73,296		83,470	89,197

Total Non-current Assets		18,261,914		18,484,086	19,752,176

TOTAL ASSETS	(Won)	24,243,334	(Won)	24,126,885	$25,782,096

(Continued)

KT CORPORATION AND SUBSIDIARIES

Consolidated Balance Sheets (Continued)

As of December 31, 2006 and 2007

	In millions of Korean won				In thousands of U.S. dollars (Note 2)
	2006		2007		2007
LIABILITIES AND EQUITY
CURRENT LIABILITIES :
Accounts payable—trade (Notes 15 and 16)	(Won)	772,633	(Won)	1,020,487	$1,090,497
Short-term borrowings (Note 15)		184,694		225,970	241,473
Accounts payable—other (Notes 10, 13, 15 and 16)		1,708,041		1,441,686	1,540,592
Advance receipts		117,153		87,442	93,441
Withholdings (Note 15)		174,550		200,744	214,516
Accrued expenses (Note 15)		421,893		483,596	516,773
Income taxes payable (Note 2)		389,377		303,096	323,890
Current portion of long-term debt (Notes 2, 10, 11 and 15)		1,352,875		1,019,802	1,089,765
Unearned revenue		5,295		7,807	8,343
Key money deposits (Note 16)		107,880		101,360	108,314
Derivative instruments liabilities (Notes 2 and 32)		169,980		132,325	141,403
Current portion of accrued provisions (Notes 2 and 12)		10,700		47,417	50,670
Current portion of deferred income tax liabilities (Notes 2 and 25)		16		—	—
Other current liabilities		8,028		6,889	7,360

Total Current Liabilities		5,423,115		5,078,621	5,427,037

NON-CURRENT LIABILITIES :
Bonds (Notes 2, 11 and 15)		5,961,364		5,842,827	6,243,671
Long-term borrowings in Korean Won (Notes 2, 10 and 11)		132,776		110,935	118,545
Long-term borrowings in foreign currency (Notes 2, 11 and 15)		2,789		19,709	21,061
Provisions for severance indemnities (Note 2)		390,618		514,991	550,322
Refundable deposits for telephone installation (Note 14)		907,107		840,962	898,656
Long-term accounts payable—other (Notes 2, 10 and 13)		578,265		469,255	501,448
Long-term deposits received		30,586		42,257	45,156
Accrued provisions (Notes 2 and 12)		92,068		25,420	27,164
Deferred income tax liabilities (Notes 2 and 25)		20,267		1,896	2,026
Other long-term liabilities		7,075		42,246	45,144

Total Non-current Liabilities		8,122,915		7,910,498	8,453,193

Total Liabilities		13,546,030		12,989,119	13,880,230

(Continued)

KT CORPORATION AND SUBSIDIARIES

Consolidated Balance Sheets (Continued)

As of December 31, 2006 and 2007

	In millions of Korean won				In thousands of U.S. dollars (Note 2)
	2006		2007		2007
LIABILITIES AND EQUITY
EQUITY :
		8,430,052		8,861,763	9,469,719

Common Stock (Notes 1 and 17)		1,560,998		1,560,998	1,668,089
Capital Surplus (Notes 17)		1,292,475		1,272,634	1,359,942
Capital Adjustments:
Treasury stock (Note 21)		(3,826,572)		(3,825,688)	(4,088,147)
Stock options (Notes 2 and 20)		8,855		8,880	9,489
Stock grants (Notes 2 and 20)		—		1,022	1,093

Total Capital Adjustments		(3,817,717)		(3,815,786)	(4,077,565)

Accumulated Other Comprehensive Income (Note 19)
Gain on translation of foreign operations (Note 2)		15,560		2,471	2,640
Loss on translation of foreign operations (Note 2)		(32,435)		(13,195)	(14,100)
Unrealized gain on valuation of available-for-sale securities (Notes 2 and 5)		8,168		10,644	11,374
Unrealized gain on valuation of derivatives (Notes 2 and 32)		—		2,024	2,163
Increase in equity of associates (Notes 2 and 6)		3,741		2,766	2,956
Decrease in equity of associates (Notes 2 and 6)		(806)		(4,568)	(4,881)

Total Accumulated Other Comprehensive Income		(5,772)		142	152

Retained earnings		9,400,068		9,843,775	10,519,101
Minority Interest		2,267,252		2,276,003	2,432,147

Total Equity		10,697,304		11,137,766	11,901,866

TOTAL LIABILITIES AND EQUITY	(Won)	24,243,334	(Won)	24,126,885	$25,782,096

See accompanying notes to consolidated financial statements

KT CORPORATION AND SUBSIDIARIES

Consolidated Statements of Income

For the Years Ended December 31, 2005, 2006 and 2007

	In millions of Korean won						In thousands of U.S. dollars (Note 2)
	2005		2006		2007		2007
OPERATING REVENUES (Notes 2, 16, 22, 23 and 33)
Service revenue	(Won)	15,681,082	(Won)	15,935,902	(Won)	16,336,254	$17,456,993
PCS handset sales		1,510,763		1,888,978		2,323,828	2,483,253

		17,191,845		17,824,880		18,660,082	19,940,246

OPERATING EXPENSES (Notes 2, 16, 24 and 34)		14,780,750		15,441,504		16,914,741	18,075,167

OPERATING INCOME		2,411,095		2,383,376		1,745,341	1,865,079

NON-OPERATING REVENUES :
Interest income		87,494		111,988		155,862	166,555
Dividend income		1,906		1,561		583	623
Foreign currency transaction gain		32,475		37,956		7,508	8,023
Foreign currency translation gain (Note 2)		61,040		126,215		8,626	9,218
Equity in income of associates (Notes 2 and 6)		11,204		8,685		24,285	25,951
Gain on breach of contracts		3,271		2,784		1,821	1,946
Gain on disposal of useless materials		10,400		21,919		25,328	27,066
Gain on disposal of short-term investments		1,133		880		2,094	2,238
Gain on valuation of short-term investments		165		158		1,085	1,159
Gain on disposal of available-for-sale securities (Note 5)		72,222		83,581		9,664	10,327
Reversal of impairment losses of available-for-sale securities (Notes 2 and 5)		—		227		76	81
Reversal of impairment losses of held-to-maturity securities (Note 2)		—		12,493		—	—
Gain on disposal of equity method investment securities		503		5,029		1,832	1,958
Gain on disposal of property and equipment		13,652		8,953		29,459	31,480
Gain on disposal of intangible assets		155		131		221	236
Reversal of accrued provisions (Note 12)		32,381		21,124		50,945	54,440
Amortization of negative goodwill (Notes 2 and 9)		517		—		518	554
Gain on settlement of derivatives (Note 2)		306		8,730		9,778	10,449
Gain on valuation of derivatives (Notes 2 and 32)		32,889		8,654		39,664	42,385
Other non-operating revenue		128,820		104,097		118,633	126,772

Total Non-operating Revenues		490,533		565,165		487,982	521,461

(Continued)

KT CORPORATION AND SUBSIDIARIES

Consolidated Statements of Income (Continued)

For the Years Ended December 31, 2005, 2006 and 2007

	In millions of Korean won						In thousands of U.S. dollars (Note 2)
	2005		2006		2007		2007
NON-OPERATING EXPENSES :
Interest expense		(613,314)		(499,169)		(466,461)	(498,462)
Other bad debt expense (Note 2)		(71,351)		(19,148)		(4,473)	(4,780)
Foreign currency transaction loss		(19,836)		(12,638)		(13,064)	(13,960)
Foreign currency translation loss (Note 2)		(10,386)		(15,675)		(15,819)	(16,904)
Equity in loss of associates (Notes 2 and 6)		(30,022)		(15,390)		(8,407)	(8,984)
Loss on disposal of equity method investment securities		—		(143)		(549)	(587)
Contribution payments for research and development		(10,000)		(10,000)		—	—
Donations		(73,919)		(76,257)		(89,563)	(95,707)
Loss on disposal of short-term investment		(43)		—		—	—
Loss on disposal of available-for-sale securities (Note 5)		(2,121)		(5,161)		(828)	(885)
Loss on Impairment of available-for-sale securities (Notes 2 and 5)		(6,945)		(2,091)		(1,809)	(1,933)
Loss on impairment of held-to-maturity securities		(21,849)		—		—	—
Loss on impairment of investment assets		—		(899)		(6,855)	(7,325)
Loss on disposal of property and equipment		(158,911)		(108,290)		(94,775)	(101,277)
Loss on impairment of property and equipment (Notes 2 and 7)		(1,627)		(1,555)		(7,990)	(8,538)
Loss on disposal of intangible assets		(1,817)		(1,541)		(535)	(572)
Loss on impairment of intangible assets (Notes 2 and 9)		(6,200)		(10,885)		(9,178)	(9,808)
Loss on disposal of accounts receivable—trade		(11,862)		(10,881)		(492)	(526)
Loss on lease cancellation		—		(22,695)		—	—
Loss on settlement of derivatives (Note 2)		(26,826)		(25,313)		(11,381)	(12,162)
Loss on valuation of derivatives (Notes 2 and 32)		(16,101)		(86,715)		(15,542)	(16,608)
Other non-operating expense		(54,099)		(38,249)		(37,839)	(40,437)

Total Non-operating Expenses		(1,137,229)		(962,695)		(785,560)	(839,455)

INCOME FROM CONTINUING OPERATIONS BEFORE INCOME TAX EXPENSE		1,764,399		1,985,846		1,447,763	1,547,085
INCOME TAX EXPENSE ON CONTINUING OPERATIONS (Note 25)		399,389		476,125		356,799	381,277
NEWLY INCLUDED SUBSIDIARY’S NET LOSS BEFORE ACQUISITION		—		—		5,810	6,209

INCOME FROM CONTINUING OPERATIONS		1,365,010		1,509,721		1,096,774	1,172,017
INCOME (LOSS) FROM DISCONTINUING OPERATIONS (Note 26)		(4,974)		(4)		74,204	79,295

NET INCOME	(Won)	1,360,036	(Won)	1,509,717	(Won)	1,170,978	$1,251,312

Attributable to :
EQUITY HOLDERS OF THE PARENT		1,085,450		1,291,863		1,056,227	1,128,689
MINORITY INTEREST		274,586		217,854		114,751	122,623

	(Won)	1,360,036	(Won)	1,509,717	(Won)	1,170,978	$1,251,312

NET INCOME PER SHARE (Note 27)(*)
Basic income per share from continuing operations (in Korean won)	(Won)	5,155	(Won)	6,153	(Won)	4,754	$5.08

Basic net income per share (in Korean won)	(Won)	5,131	(Won)	6,155	(Won)	5,112	$5.46

Diluted income per share from continuing operations (in Korean won)	(Won)	5,148	(Won)	6,146	(Won)	4,754	$5.08

Diluted net income per share (in Korean won)	(Won)	5,124	(Won)	6,148	(Won)	5,112	$5.46

(*)	income per share attributable to the equity holders of the parent

See accompanying notes to consolidated financial statements

KT CORPORATION AND SUBSIDIARIES

Consolidated Statements of Cash Flows

For the Years Ended December 31, 2005, 2006 and 2007

	In millions of Korean won						In thousands of U.S. dollars (Note 2)
	2005		2006		2007		2007
CASH FLOWS FROM OPERATING ACTIVITIES :
Net income	(Won)	1,360,036	(Won)	1,509,717	(Won)	1,170,978	$1,251,312
Expenses not involving cash payments :
Share-based payment		1,072		531		1,239	1,324
Accrued severance indemnities		302,049		240,843		359,473	384,134
Depreciation		3,293,557		3,228,293		3,225,887	3,447,197
Amortization		345,461		389,710		430,623	460,166
Provision for doubtful accounts		120,048		111,285		69,790	74,578
Interest expense		39,792		27,292		27,942	29,859
Foreign currency translation loss		9,151		15,675		15,810	16,895
Other bad debt expense		71,358		19,148		3,539	3,782
Loss on disposal of short-term investments		43		—		—	—
Loss on disposal of available-for-sale securities		2,121		5,161		603	644
Loss on impairment of available-for-sale securities		6,945		4,185		1,809	1,933
Loss on impairment of investments		—		899		139	149
Loss on impairment of held-to-maturity securities		21,849		—		—	—
Equity in loss of associates		30,022		15,390		6,268	6,698
Loss on disposal of equity method investment securities		—		143		549	587
Loss on disposal of property and equipment		158,911		108,290		94,604	101,094
Loss on impairment of property and equipment		1,627		1,555		7,990	8,538
Loss on disposal of intangible assets		1,817		1,541		535	572
Loss on impairment of intangible assets		6,200		10,885		8,957	9,571
Loss on disposal of accounts receivable—trade		11,862		10,881		492	526
Loss on settlement of derivatives		26,826		25,313		11,381	12,162
Loss on valuation of derivatives		16,101		86,715		15,542	16,608
Other non-operating expenses		98,546		2,675		15,943	17,037

Sub-total		4,565,358		4,306,410		4,299,115	4,594,054

Income not involving cash receipts :
Interest income		17,450		8,432		6,380	6,818
Foreign currency translation gain		63,971		130,038		8,279	8,847
Gain on disposal of property and equipment		13,652		8,953		29,382	31,398
Gain on disposal of intangible assets		155		131		221	236
Gain on disposal of available-for-sale securities		72,447		83,605		9,479	10,129
Gain on disposal of short-term investments		1,133		880		2,052	2,193
Gain on valuation of short-term investments		165		158		1,085	1,159
Equity in income of associates		11,204		8,685		24,250	25,914
Gain on disposal of equity method investment securities		503		5,029		1,832	1,958
Gain on settlement of derivatives		306		8,730		9,778	10,449
Gain on valuation of derivatives		32,889		8,654		39,664	42,385
Amortization of negative goodwill		517		518		518	554
Reversal of impairment losses of available-for-sale securities		—		227		76	81
Reversal of impairment losses of held-to-maturity securities		—		12,493		—	—
Other non-operating revenues		2,026		—		4,373	4,673

Sub-total		(216,418)		(276,533)		(137,369)	(146,794)

(Continued)

KT CORPORATION AND SUBSIDIARIES

Consolidated Statements of Cash Flows (Continued)

For the Years Ended December 31, 2005, 2006 and 2007

	In millions of Korean won			In thousands of U.S. dollars (Note 2)
	2005	2006	2007	2007
Changes in assets and liabilities related to operating activities :
Accounts receivable—trade	202,664	77,455	(388,240)	(414,876)
Loans	—	33,134	(228,022)	(243,666)
Accounts receivable—other	18,482	(26,848)	123,167	131,616
Accrued revenues	13,424	791	(2,538)	(2,712)
Advance payments	(12,537)	45,414	(25,946)	(27,726)
Prepaid expenses	(5,292)	(8,343)	(12,522)	(13,381)
Prepaid income taxes	—	—	(223)	(238)
Guarantee deposits	1,031	904	(7,195)	(7,689)
Derivative instruments, net	(47,612)	(52,390)	(5,460)	(5,835)
Deferred income tax, net	(5,459)	74,351	(45,506)	(48,628)
Other quick assets	(59)	(151)	(77)	(82)
Inventories	21,151	140,036	(65,106)	(69,573)
Leasehold rights and deposits	3,056	(953)	(36,349)	(38,843)
Long-term accounts receivable—trade	(9,275)	159,544	(12,166)	(13,001)
Long-term loans	—	(192,656)	(7,326)	(7,829)
Long-term accounts receivable—other	2,627	183	(26,910)	(28,756)
Other non-current assets	—	—	(8,778)	(9,380)
Accounts payable—trade	21,518	(132,168)	239,238	255,651
Accounts payable—other	310,346	153,661	(242,595)	(259,238)
Advance receipts	(12,237)	(420)	(30,293)	(32,371)
Withholdings	(29,075)	16,046	25,650	27,410
Accrued expenses	167,784	(35,593)	67,302	71,919
Income taxes payable	(72,116)	184,726	(86,281)	(92,200)
Unearned revenue	1,965	(672)	2,512	2,684
Key money deposits	(4,284)	7,967	4,049	4,327
Accrued provisions	(35,299)	(6,110)	(29,931)	(31,984)
Other current liabilities	(5,210)	3,091	(1,143)	(1,221)
Payment of severance indemnities	(109,931)	(79,533)	(103,955)	(111,087)
Deposits for severance indemnities	(126,497)	(151,773)	(132,471)	(141,559)
Contribution to National Pension Fund	196	109	(51)	(54)
Refundable deposits for telephone installation	(124,140)	(49,670)	(66,145)	(70,683)
Long-term accounts payable—other	(1,159)	(6,446)	—	—
Other non-current liabilities	(8,219)	20,296	35,153	37,565

Sub-total	155,843	173,982	(1,068,158)	(1,141,440)

Net Cash Provided by Operating Activities	5,864,819	5,713,576	4,264,566	4,557,132

CASH FLOWS FROM INVESTING ACTIVITIES :
Cash inflows from investing activities :
Decrease in short-term financial instruments	624,765	728,351	182,501	195,021
Disposal of available-for-sale securities	551,433	19,303	1,183,121	1,264,288
Decrease in equity method investment securities	3,668	7,001	10,807	11,548
Collection of held-to-maturity securities	12,826	607	252	269
Collection of long-term loans	26,836	12,649	25,736	27,502
Decrease in other investment assets	516	760	3,480	3,719
Disposal of land	9,606	14,757	15,246	16,292
Disposal of buildings	2,186	13,892	4,791	5,120
Disposal of structures	164	377	17	18
Disposal of machinery	10,126	18,643	68,889	73,615
Disposal of vehicles	685	2,005	16,536	17,670
Disposal of other property and equipment	10,182	8,403	13,978	14,937
Disposal of construction- in-progress	392	902	10	11
Increase of contribution for construction	48,510	66,368	76,625	81,882
Disposal of intangible assets	595	—	706	754

Sub-total	1,302,490	894,018	1,602,695	1,712,646

(Continued)

KT CORPORATION AND SUBSIDIARIES

Consolidated Statements of Cash Flows (Continued)

For the Years Ended December 31, 2005, 2006 and 2007

	In millions of Korean won						In thousands of U.S. dollars (Note 2)
	2005		2006		2007		2007
Cash outflows for investing activities :
Acquisition of short-term financial instruments		375,150		31,200		61,397	65,609
Acquisition of available-for-sale securities		226,647		150,150		989,112	1,056,969
Acquisition of equity method investment securities		7,383		11,140		7,220	7,715
Acquisition of assets and liabilities of consolidated subsidiaries		—		—		124,384	132,917
Acquisition of held-to-maturity securities		6,137		281		5	5
Increase in long-term loans		16,192		10,005		25,451	27,197
Increase in long-term investment assets		1,219		1,089		18	19
Increase in other investment assets		26,263		23,938		19,826	21,186
Acquisition of land		599		304		1,424	1,522
Acquisition of buildings		28,071		910		3,398	3,631
Acquisition of structures		3,406		148		122	130
Acquisition of machinery		119,699		72,420		65,188	69,660
Acquisition of vehicles		1,848		2,076		990	1,058
Acquisition of other property and equipment		264,052		118,464		258,167	275,878
Acquisition of construction-in-progress		2,453,124		3,323,375		3,306,356	3,533,187
Acquisition of intangible assets		298,720		209,433		188,995	201,961

Sub-total		(3,828,510)		(3,954,933)		(5,052,053)	(5,398,644)

Net Cash Used in Investing Activities		(2,526,020)		(3,060,915)		(3,449,358)	(3,685,998)

CASH FLOWS FROM FINANCING ACTIVITIES :
Cash inflows from financing activities :
Increase in short-term borrowings		300,682		179,748		49,601	53,004
Issuance of bonds		1,634,148		208,680		777,981	831,354
Increase in long-term borrowings		129,715		76,423		100,104	106,972
Capital transactions in consolidated entities including disposal of treasury stock		563,766		7,698		2,128	2,274

Sub-total		2,628,311		472,549		929,814	993,604

Cash outflows for financing activities :
Repayment of short-term borrowings		625,259		109,252		—	—
Payment of accounts payable—other		—		—		118,470	126,598
Repayment of current portion of long-term debt		4,764,695		1,207,144		1,353,689	1,446,558
Repayment of long-term borrowings		15,359		42,543		132	141
Repayment of bonds		123,083		34,300		5,000	5,343
Increase in accounts receivable—trade		—		200,000		—	—
Payment of dividends		632,277		426,113		472,774	505,208
Loss on translation of foreign operations		4,456		10,131		—	—
Acquisition of treasury stock		—		213,664		196,329	209,798
Capital transactions in consolidated entities including acquisition of treasury stock and dividend		64,317		596,566		151,666	162,071

Sub-total		(6,229,446)		(2,839,713)		(2,298,060)	(2,455,717)

Net Cash Used in Financing Activities		(3,601,135)		(2,367,164)		(1,368,246)	(1,462,113)

EFFECT OF CHANGES IN CONSOLIDATED ENTITIES		53,050		(3,571)		108,992	116,469
EFFECT OF EXCHANGE RATE CHANGES ON CASH AND CASH EQUIVALENTS		—		—		462	494

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS		(209,286)		281,926		(443,584)	(474,016)

CASH AND CASH EQUIVALENTS AT BEGINNING OF THE YEAR		1,755,929		1,546,643		1,828,569	1,954,017

CASH AND CASH EQUIVALENTS AT END OF THE YEAR	(Won)	1,546,643	(Won)	1,828,569	(Won)	1,384,985	$1,480,001

See accompanying notes to consolidated financial statements

KT CORPORATION AND SUBSIDIARIES

Consolidated Statements of Changes In Equity

For the Year Ended December 31, 2005

(In millions of Korean won)	Common stock		Capital surplus		Capital adjustments		Other comprehensive income (loss)		Retained earnings		Minority interests		Total
Balance as of January 1, 2005 (as reported)	(Won)	1,560,998	(Won)	1,294,104	(Won)	(3,969,757)	(Won)	(1,782)	(Won)	8,333,240	(Won)	1,809,577		(Won)9,026,380
Dividends		—		—		—		—		(632,277)		(50,761)		(683,038)

Retained earnings after appropriations		—		—		—		—		7,700,963		1,758,816		8,343,342
Net income for the period		—		—		—		—		1,085,450		274,586		1,360,036
Disposal of treasury stock		—		—		122,083		—		—		—		122,083
Loss on disposal of treasury stock		—		—		(22,043)		—		—		—		(22,043)
Acquisition of subsidiaries’ stock		—		259		—		—		—		(449)		(190)
Increase in subsidiaries’ capital stock		—		61,825		—		—		—		432,486		494,311
Disposal of subsidiaries’ treasury stock		—		33,825		—		—		—		35,630		69,455
Retirement of subsidiaries’ treasury stock		—		(822)		—		—		—		(12,544)		(13,366)
Changes in consolidated entities		—		—		—		—		—		25,938		25,938
Stock options		—		(256)		(571)		—		—		153		(674)
Gain (loss) in translation of foreign operations		—		—		—		(3,508)		—		(952)		(4,460)
Gain on valuation of available-for-sale securities		—		—		—		1,501		—		1,757		3,258
Increase in equity of associates		—		—		—		6,955		—		125		7,080
Others		—		2,497		—		—		—		2,667		5,164

Balance as of December 31, 2005	(Won)	1,560,998	(Won)	1,391,432	(Won)	(3,870,288)	(Won)	3,166	(Won)	8,786,413	(Won)	2,518,213	(Won)	10,389,934

KT CORPORATION AND SUBSIDIARIES

Consolidated Statements of Changes In Equity (Continued)

For the Year Ended December 31, 2006

(In millions of Korean won)	Common stock		Capital surplus		Capital adjustments		Other comprehensive income (loss)	Retained earnings		Minority interests		Total
Balance as of January 1, 2006 (as reported)	(Won)	1,560,998	(Won)	1,391,432	(Won)	(3,870,288)	(Won)3,166	(Won)	8,786,413	(Won)	2,518,213	(Won)	10,389,934
Dividends		—		—		—	—		(426,113)		(67,814)		(493,927)

Retained earnings after appropriations									8,360,300		2,450,399		9,896,007
Net income for the period		—		—		—	—		1,291,863		217,854		1,509,717
Disposal of treasury stock		—		652		13,913	—		—		—		14,565
Retirement of treasury stock		—		—		—	—		(213,664)		—		(213,664)
Appropriation of loss on disposal of treasury stock		—		—		38,431	—		(38,431)		—		—
Acquisition of subsidiaries’ stock		—		(94,435)		—	—		—		(269,433)		(363,868)
Disposal of subsidiaries’ treasury stock		—		5,646		—	—		—		2,052		7,698
Appropriation of subsidiaries’ treasury stock		—		(22,130)		—	—		—		(142,754)		(164,884)
Retirement of subsidiaries’ treasury stock		—		10,848		—	—		—		(10,848)		—
Changes in consolidated entities		—		—		—	—		—		20,492		20,492
Stock options		—		462		227	—		—		(158)		531
Gain (loss) in translation of foreign operations		—		—		—	(10,520)		—		389		(10,131)
Gain on valuation of available-for-sale securities		—		—		—	(1,130)		—		(796)		(1,926)
Increase in equity of associates		—		—		—	2,712		—		55		2,767

Balance as of December 31, 2006	(Won)	1,560,998	(Won)	1,292,475	(Won)	(3,817,717)	(Won)(5,772)	(Won)	9,400,068	(Won)	2,267,252	(Won)	10,697,304

KT CORPORATION AND SUBSIDIARIES

Consolidated Statements of Changes In Equity (Continued)

For the Year Ended December 31, 2007

(In millions of Korean won)	Common stock		Capital surplus		Capital adjustments		Other comprehensive income (loss)		Retained earnings		Minority interests		Total
Balance as of January 1, 2007 (as reported)	(Won)	1,560,998	(Won)	1,292,475	(Won)	(3,817,717)	(Won)	(5,772)	(Won)	9,400,068	(Won)	2,267,252	(Won)	10,697,304
Dividends		—		—		—		—		(416,191)		(56,583)		(472,774)

Retained earnings after appropriations										8,983,877		2,210,669		10,224,530
Net income for the period		—		—		—		—		1,056,227		114,751		1,170,978
Acquisition of treasury stock		—		—		(196,329)		—		—		—		(196,329)
Disposal of treasury stock		—		—		884		—		—		—		884
Retirement of treasury stock		—		—		196,329		—		(196,329)		—		—
Loss on disposal of treasury stock		—		(133)		—		—		—		—		(133)
Acquisition of subsidiaries’ stock		—		(1,152)		—		—		—		(365)		(1,517)
Increase in subsidiaries’ capital stock		—		212		—		—		—		1,916		2,128
Acquisition of subsidiaries’ treasury stock		—		(392)		—		—		—		(620)		(1,012)
Appropriation of subsidiaries’ treasury stock		—		(14,489)		—		—		—		(79,582)		(94,071)
Changes in consolidated entities		—		(3,302)		—		(20,688)		—		25,096		1,106
Stock options		—		(585)		25		—		—		(687)		(1,247)
Stock grants		—		—		1,022		—		—		—		1,022
Gain on translation of foreign operations		—		—		—		55		—		—		55
Loss on translation of foreign operations		—		—		—		19,240		—		2,896		22,136
Gain on valuation of available-for-sale Securities		—		—		—		2,496		—		1,668		4,164
Gain on valuation of derivatives for cash flow hedge		—		—		—		2,024		—		—		2,024
Increase in equity of associates		—		—		—		(975)		—		261		(714)
Decrease in equity of associates		—		—		—		3,762		—		—		3,762

Balance as of December 31, 2007	(Won)	1,560,998	(Won)	1,272,634	(Won)	(3,815,786)		(Won)142	(Won)	9,843,775	(Won)	2,276,003	(Won)	11,137,766

KT CORPORATION AND SUBSIDIARIES

Consolidated Statements of Changes In Equity (Continued)

For the Year Ended December 31, 2007

(In thousands of U.S. dollars)	Common stock	Capital surplus	Capital adjustments	Other comprehensive income (loss)	Retained earnings	Minority interests	Total
Balance as of January 1, 2007 (as reported)	$1,668,089	$1,381,144	$(4,079,629)	$(6,168)	$10,044,954	$2,422,795	$11,431,186
Dividends	—	—	—	—	444,743	60,464	505,208

Retained earnings after appropriations					9,600,211	2,362,331	10,925,978
Net income for the period	—	—	—	—	1,128,689	122,623	1,251,312
Acquisition of treasury stock	—	—	(209,798)	—	—	—	(209,798)
Disposal of treasury stock	—	—	945	—	—	—	945
Retirement of treasury stock	—	—	209,799	—	(209,799)	—	—
Loss on disposal of treasury stock	—	(142)	—	—	—	—	(142)
Acquisition of subsidiaries’ stock	—	(1,231)	—	—	—	(390)	(1,621)
Increase in subsidiaries’ capital stock	—	227	—	—	—	2,047	2,274
Acquisition of subsidiaries’ treasury stock	—	(419)	—	—	—	(663)	(1,082)
Appropriation of subsidiaries’ treasury stock	—	(15,483)	—	—	—	(85,042)	(100,525)
Changes in consolidated entities	—	(3,529)	—	(22,107)	—	26,818	1,182
Stock options	—	(625)	27	—	—	(733)	(1,331)
Stock grants	—	—	1,091	—	—	—	1,091
Gain on translation of foreign operations	—	—	—	59	—	—	59
Loss on translation of foreign operations		—	—	20,560	—	3,095	23,655
Gain (loss) on valuation of available-for-sale Securities	—	—	—	2,667	—	1,782	4,449
Gain on valuation of derivatives for cash flow hedge	—	—	—	2,163	—	—	2,163
Increase in equity of associates	—	—	—	(1,042)	—	279	(763)
Decrease in equity of associates	—	—	—	4,020	—	—	4,020

Balance as of December 31, 2007	$1,668,089	$1,359,942	$(4,077,565)	$152	$10,519,101	$2,432,147	$11,901,866

See accompanying notes to consolidated financial statements

KT CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements

For the Years Ended December 31, 2005, 2006 and 2007

1. ORGANIZATION AND DESCRIPTION OF THE BUSINESS

a. Parent

KT Corporation (“KT”) commenced operations on January 1, 1982 through the segregation of specified operations from the Korean Ministry of Information and Communication (the "MIC") for the purpose of contributing to the convenience in national life and improvement of public welfare through rational management of the public telecommunication business and improvement of telecommunication technology under the Korea Telecom Act.

Upon the announcements of the Government-Invested Enterprises Management Basic Act and the Privatization Law, as of October 1, 1997, KT became a government invested institution regulated by the Korean Commercial Code and KT’s shares were listed on the Korea Exchange (formerly “Korea Stock Exchange”) on December 23, 1998. KT issued 24,282,195 additional shares on May 29, 1999 and issued American Depository Shares (“ADS”), representing these new shares and government-owned shares on the New York Stock Exchange and the London Exchange. On July 2, 2001, additional ADS representing 55,502,161 government-owned shares were issued.

In 2002, KT acquired its 60,294,575 government-owned shares according to the government’s privatization plan for government-owned companies and there is no government-owned share as of December 31, 2007.

KT’s shares as of December 31, 2007 are owned as follows:

	Number of shares	Ownership percentage (%)
Employee Stock Ownership Association	15,342,981	5.58%
National Pension Service	9,870,546	3.59%
Others	178,473,296	64.84%
Treasury stock	71,515,577	25.99%

Total	275,202,400	100.00%

Prior to 1991, KT was the only telecommunication service provider in Korea. Since then, several new providers have entered the markets, as licensed by the MIC; an international call service by LG Dacom, the second telecommunication service provider, in December 1991, and local call service by Hanaro Telecom, the second local call provider, in 1999. Onse Telecom also entered a long-distance call service after its international call service. The entry of these new providers into the markets resulted in severe competition in fixed-line telephone services and high speed internet services in which large growth is not expected in the future. In order to develop new business areas, KT commercialized the Wireless Broadband Internet (“WiBro”) service in 2006 and launched new products such as mixed products which combine certain previous services and Internet Contests On Demand (“ICOD”) services under the new brand name “MegaTV” in 2007.

KT CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

b. Consolidated Subsidiaries

The consolidated financial statements included the subsidiaries of which KT is the largest stockholder with more than 30% of ownership interests. The consolidated subsidiaries as of December 31, 2007 are as follows:

Subsidiary	Year of incorporation	Year of obtaining control	Primary business	Location	Financial year end
KT Powertel Co., Ltd. (“KTP”)	1985	1985	Trunk radio system business	Korea	Dec.31
KT Networks Corporation (“KTN”)	1986	1986	Group telephone management	Korea	Dec.31
KT Linkus Co., Ltd. (“KTL”)	1988	1988	Public telephone maintenance	Korea	Dec.31
KT Hitel Co., Ltd. (“KTH”)	1991	1992	Data communication	Korea	Dec.31
KT Submarine Co., Ltd. (“KTSC”)	1995	1995	Submarine cable construction and maintenance	Korea	Dec.31
KT Freetel Co., Ltd. (“KTF”)	1997	1997	PCS business	Korea	Dec.31
KT Commerce Inc. (“KTC”)	2002	2002	B2C, B2B service	Korea	Dec.31
KTF Technologies Inc. (“KTFT”)	2001	2002	PCS handset development	Korea	Dec.31
KT Internal Venture Fund No.2	2003	2003	Investment fund	Korea	Feb.28
KTF M Hows Co., Ltd.	2004	2004	Mobile marketing	Korea	Dec.31
KT Rental Co., Ltd. (“KTR”)	2005	2005	Rental service	Korea	Dec.31
Sidus FNH Corporation	2005	2005	Movie production	Korea	Dec.31
Sidus FNH Benex Cinema Investment Fund	2006	2006	Movie investment fund	Korea	Dec.31
KT Capital Co., Ltd.	2006	2006	Financing service	Korea	Dec.31
Telecop Service Co., Ltd. (“TSC”)	2006	2006	Security service	Korea	Dec.31
Olive Nine Co., Ltd.	1999	2006	Broad casting production	Korea	Dec.31
KTF M&S Co., Ltd.	2007	2007	PCS distribution	Korea	Dec.31
KT FDS Co., Ltd.	1990	2007	Software development and system integration	Korea	Dec.31
Bluecord Technology Co., Ltd.	1991	2007	Semiconductor and telecommunication equipment manufacture	Korea	Dec.31
Doremi Media Co., Ltd.	1997	2007	Recording device (magneto-optical disk) and music disc manufacture	Korea	Dec.31
Korea Telecom America, Inc. (“KTAI”)	1993	1993	Foreign telecommunication business	America	Dec.31

KT CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

Subsidiary	Year of incorporation	Year of obtaining control	Primary business	Location	Financial year end
New Telephone Company, Inc. (“NTC”)	1993	1998	Foreign telecommunication business	Russia	Dec.31
Korea Telecom Japan Co., Ltd. (“KTJ”)	1999	1999	Foreign telecommunication business	Japan	Dec.31
Korea Telecom China Co., Ltd. (“KTCC”)	2003	2003	Foreign telecommunication business	China	Dec.31
PT. KTF Indonesia	2005	2005	Foreign telecommunication business	Indonesia	Dec.31
Super iMax	2007	2007	Wireless high speed internet business	Uzbekistan	Dec.31
East Telecom	2003	2007	Fixed line telecommunication business	Uzbekistan	Dec.31
KTSC Investment Management B.V.	2007	2007	Management of investment in Super iMax and East Telecom	Netherlands	Dec.31

Details of investments in subsidiaries as of December 31, 2005, 2006 and 2007 are as follows :

Subsidiary	Year of Establishment	Primary Business	Ownership percentage (%)
			2005	2006	2007
KTP	1985	Trunk radio system business	44.85%	44.85%	44.85%
KTN	1986	Group telephone management	100.00%	100.00%	100.00%
KTL	1988	Public telephone maintenance	93.82%	93.82%	93.82%
KTH	1991	Data communication	65.94%	65.94%	65.94%
KTSC	1995	Submarine cable construction and maintenance	36.92%	36.92%	36.92%
KTF	1997	PCS Business	44.55%	52.19%	52.99%

KT CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

Subsidiary	Year of Establishment	Primary Business	Ownership percentage (%)
			2005	2006	2007
KTC (Note 1)	2002	B2C, B2B service	100.00%	100.00%	100.00%
KTFT	2001	PCS handset development	73.05%	74.94%	78.79%
KT Internal Venture Fund No.2	2003	Investment fund	94.34%	94.34%	94.34%
KTF M Hows (Note 2)	2004	Mobile marketing	51.00%	51.00%	51.00%
KTR	2005	Rental service	100.00%	100.00%	100.00%
Sidus FNH (Note 3)	2005	Movie production	51.00%	51.00%	51.00%
Sidus FNH Benex Cinema Investment Fund (Note 4)	2006	Movie investment fund	—	43.33%	43.33%
KT Capital (Note 5)	2006	Financing service	—	100.00%	100.00%
TSC (Note 6)	2006	Security service	—	93.82%	93.82%
Olive Nine. (Note 7)	1999	Broadcasting production	—	19.68%	19.20%
KTF M&S (Note 8)	2007	PCS distribution	—	—	100.00%
KT FDS (Note 9)	1990	Software development and system integration	—	—	100.00%
Bluecord Technology (Note 10)	1991	Semiconductor and telecommunication equipment manufacture	—	—	35.28%
Doremi Media (Note 11)	1997	Recording device (magneto-optical disk) and music disc manufacture	—	—	64.24%
Korea Telecom Venture Fund No.1 (Note 12)	2000	Investment fund	90.00%	90.00%	—
KTAI	1993	Foreign telecommunication business	100.00%	100.00%	100.00%
KTPI (Note 13)	1994	Foreign telecommunication business	100.00%	100.00%	—
NTC	1993	Foreign telecommunication business	72.48%	79.96%	79.96%
KTJ	1999	Foreign telecommunication business	100.00%	100.00%	100.00%
KTCC	2003	Foreign telecommunication business	100.00%	100.00%	100.00%
PT. KTF Indonesia (Note 14)	2005	Foreign telecommunication business	99.00%	99.00%	99.00%

KT CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

Subsidiary	Year of Establishment	Primary Business	Ownership percentage (%)
			2005	2006	2007
Super iMax (Note 15)	2007	Wireless high speed internet business	—	—	60.00%
East Telecom (Note 16)	2003	Fixed line telecommunication business	—	—	51.00%
KTSC Investment Management B.V. (Note 17)	2007	Management of investment in Super iMax and East Telecom	—	—	60.00%

(Note 1)  KTC is owned 19.0% by KT and 81.0% by KTH, respectively.

(Note 2)  KTF M Hows is owned 51% by KTF.

(Note 3) Sidus FNH Corporation is owned 35.7% by KT and 15.3% by KTF, respectively.

(Note 4)  Sidus FNH Benex Cinema Investment Fund is owned 13.3% by KT, 6.7% by KTF, 3.3% by KTH and 20.0% by Sidus FNH Corporation, respectively.

(Note 5)  On December 1, 2006, KTR was spun off into KTR and KT Capital Co., Ltd.

(Note 6)  On November 14, 2006, TSC was incorporated through the spin-off from KTL.

(Note 7)   In 2006, KT acquired 8,750,000 shares or 19.7% ownership interest of Olive Nine Co., Ltd. amounting to (Won)22,000 million. As KT holds rights to appoint the majority of the members of the board of directors of Olive Nine Co., Ltd., it is determined that Olive Nine Co., Ltd. is controlled by KT and included in the consolidated subsidiaries. In addition, for the year ended December 31, 2007, Olive Nine Co., Ltd. issued new shares due to the exercise of stock options by its employees. As a result, KT’s ownership interest in Olive Nine Co., Ltd. as of December 31, 2007 has decreased from 19.7% to 19.2%.

(Note 8)   In January 2007, KTF M&S was incorporated as a wholly owned subsidiary of KTF.

(Note 9)   In 2007, KT acquired 100% ownership of KT FDS for (Won)9,008 million.

(Note 10) In December 2007, KTF acquired 35.28% ownership interest of Bluecord Technology Co., Ltd.

(Note 11) Doremi Media Co., Ltd. is owned 64.24% by Bluecord Technology Co., Ltd.

(Note 12) This fund was dissolved in August 2007 and KT’s ownership interest was all collected.

(Note 13) KTPI was dissolved as of December 31, 2007 according to the resolution by KT’s board of directors at October 25, 2007 and is expected to be liquidated in 2008.

(Note 14) KTF Indonesia is owned 99.0% by KTF.

(Note 15) In 2007, KT acquired 60% ownership interest of Super iMax in Uzbekistan for (Won)1,321 million.

(Note 16) In 2007, KT acquired 51% ownership interest of East Telecom in Uzbekistan for (Won)14,515 million.

(Note 17) In 2007, KT established KTSC Investment Management B.V. in the Netherlands to manage its investments in certain subsidiaries and acquired a 60% ownership interest of this company for (Won)15 million.

KT CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

a. Basis of Financial Statement Presentation

The Company maintains its official accounting records in Korean won and prepares statutory financial statements in the Korean language (Hangul) in conformity with the accounting principles generally accepted in the Republic of Korea. Certain accounting principles applied by the Company that conform with financial accounting standards and accounting principles in the Republic of Korea may not conform with generally accepted accounting principles in other countries. To conform more closely to presentations customary in filings with the Securities and Exchange Commission of the United States of America, the accompanying consolidated financial statements have been restructured and translated into English for the convenience of the readers of financial statements. Certain supplementary information included in the statutory Korean language consolidated financial statements, not required for a fair presentation of the Company and its subsidiaries’ financial position or result of operations, is not presented in the accompanying consolidated financial statements.

b. Adoption of Statements of Korea Accounting Standards (“SKAS”)

Through December 31, 2007, the Korea Accounting Standards Board (“KASB”) has issued Statements of Korea Accounting Standards (“SKAS’s”) No. 1 through No. 25 to revise the previous Financial Accounting Standards. Among these statements, SKAS No. 1 through No. 20 (excluding No. 11) should be applied in the prior periods whereas SKAS No. 11 and No. 21 through No. 25 shall be applied from the current period. Application of these SKAS’s has no material impact on the Company’s consolidated financial statements for the current period.

Summary of major changes from the application of new SKAS’s during the current period are as follows:

SKAS	Summary of major changes
No. 11 “Discontinuing Operations”

•      Present income (loss) from discontinuing operations and continuing operations separately on the face of the income statement.

•      Disclose the details of discontinuing operations in the notes to the financial statements of the period in which the initial disclosure event of a discontinuing operation occurs.

•      Reclassify into income (loss) from discontinuing operations in the comparative financial statements of the period in which an initial disclosure event occurs any income or loss that arose in the prior period(s) from the discontinuing operation.

No. 21 “Preparation and Presentation of Financial Statements I”

•      Separate previous investment assets into investment assets and other non-current assets.

•      Separate previous capital adjustments into capital adjustments and accumulated other comprehensive income (loss).

•      Include statement of changes in equity in the set of financial statements.

•      Disclose the details of comprehensive income in the notes.

No. 22 “Share-based Payment”	• Record compensation cost for stock appreciation right settled by treasury stock in equity.

KT CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

SKAS	Summary of major changes

•       Provide detail guidelines about vesting conditions.

•       Do not allow measurement by intrinsic value for cash settled share-based payment (except for non-public companies).

•       Do not re-measure share-based payment transactions previously granted upon initial public offerings (IPO).

No. 23 “Earnings Per Share”

•       Do not require non-public companies (except for those in the process of IPO) to disclose earnings per share (under the previous Interpretation, only dilutive earnings per share could be omitted).

•       Clarify calculation methods for basic earnings per share and outstanding average common stock.

•       Present earnings per share on the face of the income statement.

No. 24 “Preparation and Presentation of Financial Statements II”	• Provide basic rules on the classification of accounts in the financial statements of financial institutions.

No. 25 “Consolidated Financial Statements”

•       Present negative minority interest as a deductive item in equity.

•       Present income (loss) attributable to equity holders of the parent and minority interest separately on the face of the income statement.

In addition, any additional income taxes and tax refunds attributable to prior periods are included in income tax expense for the current period in accordance with the amendment of SKAS No. 16 “Income Taxes”.

Such adoptions of new SKAS’s and amendments to SKAS’s did not have an effect on the net assets as of December 31, 2006 and 2007 and net income of the Company for each of the three years in the period ended December 31, 2007. The changes of accounting are retroactively applied in the accompanying consolidated financial statements for the prior periods in accordance with SKAS No. 21 and SKAS No. 16.

c. Cash and Cash Equivalents

Cash and cash equivalents includes cash, substitute securities including checks issued by others, and checking accounts, ordinary deposits and financial instruments, which can be easily converted into cash and whose value changes due to changes in interest rates are not material, with maturities (or date of redemption) of three months or less upon acquisition.

d. Allowance for Doubtful Accounts

An allowance for doubtful accounts is provided to cover estimated losses on receivables (account receivable—trade, accounts receivable—other, loans and other), based on collection experience and analysis of the collectability of individual outstanding receivables.

KT CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

Changes in the allowance for doubtful accounts for accounts receivable—trade and loans for each of the three years in the period ended December 31, 2005, 2006 and 2007 are as follows (in millions of Korean won):

	2005		2006		2007
Balance at the beginning of year	(Won)	702,635	(Won)	613,873	(Won)	563,164
Provision		120,048		111,285		71,502
Write-offs		(208,810)		(161,994)		(146,937)

Balance at the end of year	(Won)	613,873	(Won)	563,164	(Won)	487,729

e. Inventories

Inventories, which consist mainly of supplies for telecommunication facilities and PCS handsets for sales, are stated at the acquisition cost, with cost determined using the moving average method, except for goods-in-transit and land for construction for which cost are determined using the specific identification method. During the year, perpetual inventory systems are used to value inventories, which are adjusted to physical inventory counts performed at the end of the year. When the market value of inventories (net realizable value for merchandise and current replacement cost for supplies) is less than the carrying value, carrying value is stated at the lower of cost or market. The lower of cost or market method is applied by group of inventories and loss on inventory valuation is presented as a deductive item from inventories and charged to operating expenses. However, when the circumstances that previously caused inventories to be written down below cost no longer exist and the new market value of inventories subsequently recovers, the valuation loss is reversed to the extent of the original valuation loss and the reversal is deducted from operating expenses.

f. Securities (excluding the equity method investment securities)

Debt and equity securities are initially stated at the market value of consideration given for acquisition (market value of securities acquired if market value of consideration given is not available) plus incidental costs attributable to the acquisition of the securities and are classified into trading, available-for-sale and held-to-maturity securities depending on the purpose and nature of acquisition. Trading securities are presented as short-term investments while available-for-sale securities and held-to-maturity securities are presented as short-term investments or long-term investment securities depending on their nature in the balance sheet. The moving average method for equity securities and the specific identification method for debt securities are used to determine the cost of securities for the calculation of gain (loss) on disposal of those securities.

- Trading securities

Securities that are bought and held principally for the purpose of selling them in the near term with active and frequent buying and selling, including securities which consist of a portfolio of securities with the clear objective of generating profits on short-term differences in price, are classified as trading securities. Trading securities are recorded at their fair value and unrealized gains or losses from trading securities are recorded as gain (loss) on valuation of trading securities included in the non-operating revenues (expenses).

- Held-to-maturity securities

Debt securities that have fixed or determinable payments with a fixed maturity are classified as held-to-maturity securities only if the Company has both the positive intent and ability to hold those securities to maturity. However, debt securities, whose maturity dates are due within one year from the balance sheet date are classified as current assets.

KT CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

After initial recognition, held-to-maturity securities are stated at amortized cost in the balance sheet. When held-to-maturity securities are measured at amortized costs, the difference between their acquisition cost and face value is amortized using the effective interest rate method and the amortization is included in the cost and interest income.

When the possibility of not being able to collect the principal and interest of held-to-maturity securities according to the terms of the contracts is highly likely, the difference between the recoverable amount (the present value of expected cash flows using the effective interest rate upon acquisition of the securities) and book value are recorded as loss on impairment of held-to-maturity securities included in the non-operating expenses and the held-to-maturity securities are stated at the recoverable amount after impairment loss. If the value of impaired securities subsequently recovers and the recovery can be objectively related to an event occurring after the impairment loss was recognized, the reversal of impairment loss are recorded as reversal of impairment loss on held-to-maturity securities included in non-operating revenues. However, the resulting carrying amount after the reversal of impairment loss shall not exceed the amortized cost that would have been measured, at the date of the reversal, if no impairment loss were recognized.

- Available-for-sale securities

Debt and equity securities that do not fall under the classifications of trading or held-to-maturity securities are categorized and presented as available-for-sale securities included in investment assets. However, if an available-for-sale security matures or it is certain that such security will be disposed of within one year from the balance sheet date, it is classified as a current asset.

Available-for-sale securities are recorded at fair value. Unrealized gain or loss from available-for-sale securities are presented as gain or loss on valuation of available-for-sale securities included in accumulated other comprehensive income of stockholders’ equity. In addition, accumulated gain or loss on valuation of available-for-sale securities are reflected in either gain or loss on disposal of available-for-sale securities or loss on impairment of available-for-sale securities upon disposal or recognition of impairment of the securities. However, available-for-sale equity securities that are not marketable and whose fair value cannot be reliably measured are recorded at acquisition cost.

When there is objective evidence that the available-for-sale securities are impaired and the recoverable amount is lower than the cost (amortized cost for debt securities) of the available-for-sale securities, an impairment loss is recognized as loss on impairment of available-for-sale securities of non-operating expenses and the related unrealized gain or loss remaining in stockholders’ equity is adjusted to the impairment loss. If the value of impaired securities subsequently recovers and the recovery can be objectively related to an event occurring after the impairment loss was recognized, the reversal of impairment loss can be recognized up to the previously recorded impairment loss as a reversal of loss on impairment of available-for-sale securities included in non-operating revenues. However, if the fair value increases after the impairment loss is recognized but does not relate to the recovery of impairment loss as described above, the increase in fair value is recorded in stockholders’ equity.

g. Equity Method Investment Securities

Investments in equity securities of companies, over which the Company exercises significant influence, are reported using the equity method of accounting.

- Accounting for changes in the equity of the investee

Under the equity method of accounting, the Company records changes in its proportionate equity of the net assets of the investee depending on the nature of the underlying changes in the investee as follows; (i) “equity in

KT CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

income (loss) of associates” in the non-operating revenues (expense) for net income (loss) of the investee; (ii) “increase (decrease) in retained earnings of associates” in the retained earnings for changes in beginning retained earnings of the investee; (iii) “increase (decrease) in equity of associates” in the accumulated other comprehensive income (loss) for other changes in stockholders’ equity of the investee.

When the equity method investee’s unappropriated retained earnings carried over from prior period changes due to significant error corrections, the Company records the changes in equity as “equity in income (loss) of associates” included in the non-operating revenues (expenses) unless the impact of the changes on the Company’s consolidated financial statements is significant. If the changes results from the changes in accounting policies of the equity method investee, they are reflected in the unappropriated retained earnings carried over from prior period in accordance with SKAS on changes in accounting policy and errors corrections. When the investee declares cash dividends, the dividends to be received are deducted directly from equity method investment securities.

- Treatment of investment difference

Difference between the acquisition cost and the Company’s proportionate equity in the fair value of net assets of the investee upon acquisition (“Investment difference”) are considered as (negative) goodwill and accounted for in accordance with accounting standards for business combination. The goodwill portion which is amortized over useful lives (4~10 years) on a straight line method and the negative goodwill portion which is amortized over the weighted average useful lives of depreciable non-monetary assets of the investee are included in “equity in income (loss) of associates”.

When the Company’s equity interest in the investee increases due to an increase (or decrease) in contributed capital with (or without) consideration, the changes in the Company’s proportionate equity in the investee is accounted for as investment difference. If the Company’s equity interest decreases, the changes are accounted for as “gain (loss) on disposal of the equity method investment securities”.

- Difference between the fair value and book value of net assets of the investee

Upon acquisition of the equity method investment securities, the Company’s proportionate shares in the differences between the fair values and book values of the identifiable assets and liabilities of the investee are amortized/reversed and included in “equity in income (loss) of associates” in accordance with the investee’s methods of accounting for the assets and liabilities.

- Elimination of unrealized gain or loss from intercompany transactions

The Company’s proportionate share in the gain (loss) arising from transactions between the Company and the investee, which remains in the book value of assets held as of balance sheet date is considered unrealized gain (loss) and adjusted to equity method investment securities.

- Impairment loss on equity method investment securities

When there is objective evidence that the equity method investment securities are impaired and the recoverable amount is lower than the carrying amount of the equity method investment securities, an impairment loss is recognized as “loss on impairment of equity method investment securities” included in non-operating expenses and shall first reduce the unamortized investment difference, if any. When the recoverable amount is recovered after the recognition of impairment loss, the reversal of impairment loss can be recognized as income

KT CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

up to the previously recorded impairment loss. The book value of the equity method investment securities after the reversal of the impairment loss cannot exceed the book value calculated as if the impairment loss had not been originally recognized. The reversal of the impairment loss recognized against the unamortized investment difference is not allowed.

- Translation of financial statements of overseas investees

For overseas investees whose financial statements are prepared in foreign currencies, the equity method of accounting is applied after assets and liabilities are translated in accordance with the accounting treatments for the translation of the financial statements of overseas’ subsidiaries for consolidated financial statements. The Company’s proportionate share of the difference between assets net of liabilities and stockholders’ equity after translation into Korean won is accounted for as “increase (decrease) in equity of associates” included in the accumulated other comprehensive income (loss).

h. Property and Equipment

Property and equipment are stated at cost (acquisition cost or manufacturing cost plus expenditures directly related to preparing the asset ready for use), except for those contributed by the government and stated at amounts revalued on January 1, 1982, and assets acquired from investment in kind, by donation or free of charge in other ways are stated at fair value as an acquisition cost. Expenditures after acquisition or completion that increase future economic benefit in excess of the most recently assessed capability level of the asset are capitalized; other expenditures are charged to expense as incurred. Borrowing costs in relation to the manufacture, purchase, construction or development of assets are charged to current operations.

Depreciation is computed by the declining-balance method (except for buildings, structures, underground access to cable tunnels, and concrete and steel telephone poles that are depreciated using the straight-line method) based on the following useful lives of the related units of property and equipment and the accumulated depreciation and impairment are directly deducted from the related assets.

Useful lives (years)
Buildings and structures	5-60
Machinery and equipment:
Underground access to cable tunnels, and concrete and steel telephone poles	20-40
Other	3-15
Vehicles	3-10
Tools, furniture and fixtures	2-20

When the expected future cash flow from use or disposal of the property and equipment is lower than the carrying amount due to obsolescence, physical damage and other, the carrying amount is adjusted to the recoverable amount (the higher of net sales price or value in use) and the difference is recognized as an impairment loss. The Company recorded loss on impairment of property and equipment totaling (Won)7,990 million for the year ended December 31, 2007. Meanwhile, when the recoverable amount subsequently exceeds the carrying amount of the impaired asset, the excess is recorded as a reversal of impairment loss to the extent that the reversed asset does not exceed the carrying amount before previous impairment as adjusted by depreciation. There was no reversal of impairment loss for the year ended December 31, 2007.

i. Intangible Assets

Intangible assets are initially recognized at acquisition cost (purchase cost plus expenditures directly related to preparing the asset ready for use) and subsequently presented at amortized cost using the straight-line method,

KT CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

with amortization beginning when the asset is available for use. Meanwhile, rights to utilize buildings and facilities and copyrights are amortized over 30 or 50 years since the Company has contractual or lawful exclusive rights to them.

Intangible assets are amortized based on the following useful lives:

Useful lives (years)
Research and development cost	3-6
Goodwill and negative goodwill	4-10
Software	1.25-6
Industrial rights	5-10
Frequency usage rights	5.75 from the date of service commencement or 13
Other intangible assets	10-50

Research related costs are generally expensed as operating expenses. Development costs which meet certain requirements and from which future economic benefit is certain are capitalized as intangible assets and the amortization over the estimated useful lives is recorded as operating expenses. Development costs associated with new telecommunication businesses such as Integrated Customer Information System (ICIS) and Broadband Integrated Services Digital Network (B-ISDN) and software such as Integrated Logistics Information System, Information Superhighway and Enterprise Resource Planning (ERP) are accounted for as intangible assets.

The Company was elected as a WiBro business provider on January 20, 2005 and paid (Won)125,800 million to the MIC in exchange for the usage right to frequency range of 2331.5~2358.5 Mhz obtained on March 30, 2005. The rights have a contractual life of 7 years from the grant date and are amortized over the remaining contractual life commencing from June 30, 2006 when commercial service was initiated.

On December 15, 2000, KTF acquired the license to provide third generation mobile services utilizing 2GHz frequency band (“IMT-2000 service”) for which a total payment of (Won)1,300 billion is to be paid to MIC as a license fee. KTF paid (Won)650 billion out of the total license fee on March 20, 2001 and the remaining balance of (Won)650 billion is required to be paid including interest for five years from 2007 to 2011 of which (Won)90 billion was paid in 2007. As of December 31, 2007, the unpaid license fees amounting to (Won)515,208 million (including current portion of (Won)108,920 million), net of present value discount of (Won)44,792 million (including current portion of (Won)1,080 million), are recorded as current or non-current liabilities. Interest rate applied to these accounts payable—other is the average of three-year Government bond interest rates as of 21st day of each month from March of prior year to February of current year minus 0.75%.

Future payment schedule of the license fees as of December 31, 2007 is as follows (in millions of Korean won):

Year ending December 31,
2008	(Won)	110,000
2009		130,000
2010		150,000
2011		170,000

Total	(Won)	560,000

KT CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

The Company tests for impairment of intangible assets whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the recoverable amount of the assets. When the recoverable amount (the higher of net sales price or value in use) of intangible assets is significantly lower than the carrying amount due to obsolescence, and other, the difference is recognized as an impairment loss. When the recoverable amount subsequently exceeds the carrying amount of the impaired asset, the excess is recorded as a reversal of impairment loss to the extent that the reversed asset does not exceed the carrying amount before the previous impairment as adjusted for amortization. The Company recorded loss on impairment of intangible assets totaling (Won)8,957 million for the year ended December 31, 2007. There was no reversal of impairment loss for the year ended December 31, 2007.

Goodwill, which represents the excess of the acquisition cost over the fair value of net identifiable assets acquired related to entities that are being consolidated, is amortized on a straight-line basis over a reasonable period. However, if the recoverable amount is significantly lower than the book value, an impairment loss on goodwill is charged against current earnings. Negative goodwill, which represents the excess of the fair value of net identifiable assets acquired over the acquisition cost, is recorded as a contra account (reduction) to intangible assets. For the year ended December 31, 2007, the amortization of goodwill of (Won)138,405 million is included in operating expenses and the reversal of negative goodwill of (Won)518 million is included in non-operating revenues.

j. Contributions for Construction and Others

Government subsidies and contributions for construction granted for the purpose of acquisition of certain assets are recorded as a deduction from the assets granted or other assets acquired for the temporary use of the assets granted. When the related assets are acquired, they are recorded as a deduction from the acquired assets and offset against the depreciation of the acquired assets over their useful lives. In addition, government subsidies and contributions for construction without any repayment obligation is offset against the related expenses for which they are intended to compensate, however, if there is no matching expense, they are recorded as operating or non-operating revenue depending on whether they are directly related to the Company’s principal operating activities. Government subsidies and contributions for construction with a repayment obligation are recorded as a liability.

k. Present Value Discount for Assets and Liabilities

Receivables or payables from long-term installment transactions, long-term loans/borrowings or the other similar transactions are stated at present value which is determined by discounting total amounts receivable or payable in the future using the effective interest rate, if the nominal value is significantly different from the present value. The discount or premium resulting from the determination of present value should be reported in the balance sheet as a direct deduction from or addition to the nominal value of the related receivables or payables and the amortization by the effective interest rate method is included in the period income (loss).

l. Translation of Assets and Liabilities Denominated in Foreign Currency

Transactions denominated in foreign currencies are recorded in Korean won translated at the exchange rate prevailing on the transaction date and the resulting gain (loss) from foreign currency transactions is included in non-operating revenues (expenses). Monetary assets and liabilities denominated in foreign currency are translated into Korean won at the Base Rates announced by Seoul Money Brokerage Services, Ltd. on the balance sheet dates, which were, for U.S. dollars, (Won)1,013.0: USD 1, (Won)929.6: USD 1 and (Won)938.2: USD 1 at December 31, 2005, 2006 and 2007, respectively, and the resulting gain (loss) from foreign currency translation is included in non-operating revenues (expenses).

KT CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

m. Convertible and Exchangeable Bonds

The proceeds from issuance of convertible bonds are allocated between the conversion right and the debt issued. When additional amount is paid upon maturity to guarantee certain yield rate, the redemption premium is recognized as an addition to the convertible bonds and the conversion right, which represents the difference between the issue price of the convertible bonds and the present value of normal bonds, is accounted for as capital surplus. The redemption premium, the conversion right and the expenses incurred for the issuance of the bonds are adjusted to the bonds and amortized to interest expense using the effective interest rate method over the redemption period of the convertible bonds.

Effective January 1, 2003, the Company adopted SKAS No. 9, “Convertible Securities” which requires the separate recognition of the capital features. However, as allowed by the transaction clause of the Statement, the Company recorded the exchangeable bonds issued prior to the effective date as a single accounting unit. Meanwhile, the exchangeable bonds were fully redeemed by the Company on December 29, 2006.

n. Provisions for Severance Indemnities

In accordance with KT and its domestic subsidiaries’ policies, all employees with more than one year of service are entitled to receive lump-sum severance payments upon termination of their employment, based on their current rates of salary and length of service. The accrual for severance indemnities is computed as if all employees were to terminate at the balance sheet dates and amounted to (Won)1,308,069 million and (Won)1,566,313 million for the years ended December 31, 2006 and 2007, respectively.

The Company has insured a portion of its obligations for severance indemnities by making deposits, that will be directly paid to employees, with Samsung Life Insurance and other and records them as deposits for severance insurance deposits which is directly deducted from the accrued severance indemnities.

o. Provisions

The Company recognizes a provision for a liability with uncertain timing or amount when (1) there is a present obligation of the Company arising from past events, (2) it is highly likely that an outflow of resources will be required to settle the obligation, and (3) the amount for the settlement of the obligation can be reliably measurable.

If there is a significant difference between the nominal value and present value of such provision, the provision is stated at the present value of the expenditures expected to be required to settle the obligation.

p. Derivative Instruments

The Company records rights and obligations arising from derivative instruments in assets and liabilities, which are stated at fair value. Gains and losses that result from the changes in the fair value of derivative instruments are recognized in current earnings. However, for derivative instruments that cash flow hedge accounting applies to, the effective portion of the gain or loss on the derivatives instruments are recorded as gain (loss) on valuation of derivatives included in the accumulated other comprehensive income (loss).

q. Share-based Payment

The Company’s share-based payment transactions are accounted for in accordance with SKAS No.22 “Share-based Payment” which is effective from fiscal year beginning on or after December 31, 2006. As allowed

KT CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

in the transition clause of SKAS No. 22, for employee stock options granted before January 1, 2007, the Company accounts for them in accordance with Interpretation No. 39-35 “Accounting for Stock Options”.

(i) Stock options

The Company has granted stock options to its executive officers and directors prior to January 1, 2007, and for equity-settled stock options, the Company records compensation expenses which are allocated over the period in which the options vest with the corresponding credit to the stock options of the capital adjustments. When the options are exercised with the issuance of new shares, the difference between the exercise price plus the stock option cost recorded in the capital adjustments account and the par value of the new shares issued, is recorded as additional paid-in capital. In the event the Company grants stock options based on cash-settled share-based payment, the Company records compensation expenses which are allocated over the period in which the options vest with the corresponding liability recorded.

When stock options are forfeited because the specified vesting requirements are not satisfied, previously recognized compensation costs are reversed to earnings and the corresponding capital adjustments or liabilities are reversed as well. When stock options expire unexercised, previously recognized compensation costs and corresponding capital adjustments are reversed to capital surplus.

(ii) Share-based payments

Share-based payments granted on or after January 1, 2007 are measured as below:

For equity-settled share-based payment transactions, the Company measures the goods or services received, and the corresponding increase in equity (capital adjustments), directly, at the fair value of the goods or services received, unless that fair value cannot be estimated reliably. If the entity cannot estimate reliably the fair value of the goods or services received, the Company measures the value, and the corresponding increase in equity, indirectly, by reference to the fair value of the equity instruments granted.

For cash-settled share-based payment transactions, the Company measures the goods or services acquired and the liability incurred at the fair value of the liability. Until the liability is settled, the Company re-measures the fair value of the liability at each reporting date and at the date of settlement, with any changes in value recognized in profit or loss for the period.

For share-based payment transactions in which the terms of the arrangement provide either the Company or the supplier of goods or services with a choice of whether the Company settles the transaction in cash or by issuing equity instruments, the Company is required to account for that transaction, or the components of that transaction, as a cash-settled share-based payment transaction if, and to the extent that, the Company has incurred a liability to settle in cash (or other assets), or as an equity-settled share-based payment transaction if, and to the extent that, no such liability has been incurred.

r. Accounting for Leases

A lease is classified as a finance lease or an operating lease depending on the extent of transfer to the Company of the risks and rewards incidental to ownership. If a lease meets any one of the following criteria, it is accounted for as a finance lease:

•	The lease transfers ownership of the asset to the lessee by the end of the lease term;

•	The lessee has the option to purchase the asset at a bargain price and it is certain that the option will be exercised;

KT CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

•	The lease term is for the major part (75% or more) of the economic life of the asset even if title is not transferred;

•	At the date of lease commencement the present value of the minimum lease payments amounts to at least substantially all (90% or more) of the fair value of the leased asset; or

•	The leased assets are of such a specialized nature that only the Company can use them without major modifications.

All other leases are treated as operating leases.

For operating leases, lease payments excluding guaranteed residual value are recognized as an expense on a straight-line basis over the lease term and contingent rent is expensed as incurred. Finance leases are recognized as assets and liabilities at the lower of fair value of the leased property or the present value of the minimum lease payments discounted using the implicit interest rate of the lessor (or the Company’s incremental borrowing rate if the implicit interest rate is not practicable to determine). Any initial direct costs incurred by the Company are added to the amount recognized as an asset. The depreciation policy for depreciable leased assets is consistent with that for the similar depreciable assets that are owned by the Company. Annual minimum lease payments excluding guaranteed residual value is allocated to interest expense, which is calculated using the effective interest rate, and finance lease repayment amount. Contingent rent relating to finance are charged as expenses in the periods in which they are incurred, however, if the amount is material it is allocated to principal and interest, respectively, over the remaining lease term.

s. Revenue Recognition

The Company’s service revenues, which include revenues derived from telephone services, internet services and data services, are recognized on a service-rendered basis. In connection with such services, the MIC and other government entities have extensive authority to regulate the Company’s fees. The MIC has responsibility for approving rates for local service and interconnection and broadband internet access services provided by the Company. As for other telecommunication services, the related rates are just required to be reported to the MIC.

The Company recognizes sales on PCS handsets when these are delivered to the dealers. In addition, the Company’s construction revenue is recognized by reference to the percentage of completion of the contract which is calculating the ratio of the actual contract costs incurred to date to the estimated total contract costs.

Meanwhile, the Company recognizes sales revenues on a gross basis when the Company is the primary obligor in the transactions with customers and if the Company merely acts as an agent for the buyer or seller from whom it earns a commission, then the sales revenues are recognized on a net basis.

t. Income Taxes

When the Company recognizes deferred income tax assets or liabilities for the temporary differences between the carrying amount of an asset and liability and tax base, a deferred income tax liability for taxable temporary difference is fully recognized except to the extent in accordance with income tax related SKAS while a deferred tax asset for deductible temporary difference is recognized to the extent that it is almost certain that taxable profit will be available against which the deductible temporary difference can be utilized. Deferred income tax asset (liability) is classified as current or non-current asset (liability) depending on the classification of related asset (liability) in the balance sheet. Deferred income tax asset (liability) which does not relate to specific asset (liability) account in the balance sheet such as deferred income tax asset recognized for tax loss

KT CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

carryforwards is classified as current or non-current asset (liability) depending on the expected reversal period. Deferred income tax assets and liabilities in the same tax jurisdiction and in the same current or non-current classification are presented on a net basis. Current and deferred income tax expense are included in income tax expense in the statement of operations and additional income taxes or tax refunds for the prior periods are included in income tax expense for the current period when recognized. However, income taxes resulting from transactions or events, which were directly recognized in stockholders’ equity in current or prior periods, or business combinations are directly adjusted to equity account or goodwill (or negative goodwill).

The Company early adopted the Korea Accounting Institute (“KAI”) Opinion 06-2 “Deferred Income Taxes on Investments in Subsidiaries, Associates and Interests in Joint Ventures,” in 2006, which requires the Company to consider the temporary differences from investments in subsidiaries, associates and interest in joint ventures as a whole instead of segregating them subject to their nature in determining whether or not to recognize their income tax effect.

u. Use of Estimates

The Company’s management uses reasonable estimates and assumptions in preparing the accompanying consolidated financial statements in accordance with accounting principles generally accepted in the Republic of Korea. The estimates and assumptions can change according to additional experiences, changes in circumstances, new information and other and may be different from actual results.

v. Elimination of Inter-Company Unrealized Gain/Loss

Unrealized gains and losses included in the inventories, property and equipment and other which were acquired by transactions amongst KT and subsidiaries are fully eliminated using the gross margin ratio of the transactions and the gains and losses on disposal.

w. Translation of Overseas Subsidiaries’ Financial Statements

For overseas subsidiaries whose financial statements are prepared in foreign currencies, assets and liabilities are translated at the exchange rate at the consolidated balance sheet date and statement of income items are translated at the average exchange rate for the respective fiscal period. Net translation adjustments are recorded as gain (loss) on translation of foreign operations included in the accumulated other comprehensive income.

x. Changes in Consolidated Entities

For the year ended December 31, 2007, KTF M&S, KT FDS, Bluecord Technology Corp., Doremi Media Co.,Ltd., KTSC IM B.V. Super iMAX and East Telecom are newly acquired in 2007 and included in the consolidation. Meanwhile, Korea Telecom Venture Fund No.1, which was dissolved and in which interests were collected in 2007, and Korea Telecom Philippines, Inc., which will be liquidated in 2008, is excluded from the consolidation.

In addition, when a subsidiary is acquired during the year, it is presented in the consolidated statements of income as though it had been acquired at the beginning of the year, and its earning (loss) prior to acquisition is separately presented as a deductive (additive) line item in the consolidated statements of income.

KT CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

y. Adoption of New Accounting Standards and Reclassifications of Financial Statements

The Company made adjustments to the 2005 and 2006 consolidated financial statements to retrospectively apply the adoption of Statements of Korean Accounting Standards and reclassify certain accounts in prior periods to conform to current period’s presentation. Such reclassification did not have an effect on the net assets as of December 31, 2006 and net income of the Company for the years ended December 31, 2005 and 2006. Additionally, the Company made an adjustment to the consolidated statements of cash flows due to the change of policy in 2007 and reclassified prior periods to be in conformity with current year presentation. (in millions of Korean won):

2005	As previously reported		Adoption of SKASs		Reclassification		As adjusted
Operating revenue	(Won)	17,155,694	(Won)	(239)	(Won)	36,390	(Won)	17,191,845
Operating expenses		(14,725,083)		570		(56,237)		(14,780,750)

Operating income		2,430,611		331		(19,847)		2,411,095
Non-operating revenue		530,939		(4,016)		(36,390)		490,533
Non-operating expense		(1,214,234)		20,768		56,237		(1,137,229)

Income from continuing operations before income tax expense		1,747,316		17,083		—		1,764,399
Income tax expense on continuing operations		(387,280)		(12,109)		—		(399,389)

Income from continuing operations		1,360,036		4,974		—		1,365,010
Loss from discontinuing operations		—		(4,974)		—		(4,974)

Net income	(Won)	1,360,036	(Won)	—	(Won)	—	(Won)	1,360,036

Cash flows from operating activities	(Won)	5,985,903	(Won)	—	(Won)	(121,084)	(Won)	5,864,819
Cash flows from investing activities		(2,522,964)		—		(3,056)		(2,526,020)
Cash flows from financing activities		(3,725,275)		—		124,140		(3,601,135)
Effect of changes in consolidated entities		53,050		—		—		53,050

Net decrease in cash and cash equivalents	(Won)	(209,286)	(Won)	—	(Won)	—	(Won)	(209,286)

KT CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

2006	As previously reported		Adoption of SKASs		Reclassification		As adjusted
Current assets	(Won)	5,980,390	(Won)	1,030	(Won)	—	(Won)	5,981,420
Non-current assets		18,241,646		20,268		—		18,261,914

Total assets	(Won)	24,222,036	(Won)	21,298	(Won)	—	(Won)	24,243,334

Current liabilities	(Won)	5,422,088	(Won)	1,027	(Won)	—	(Won)	5,423,115
Non-current liabilities		8,102,644		20,271		—		8,122,915

Total liabilities		13,524,732		21,298		—		13,546,030

Common stock		1,560,998		—		—		1,560,998
Capital surplus		1,289,803		—		2,672		1,292,475
Capital adjustments		(3,820,817)		5,772		(2,672)		(3,817,717)
Accumulated other comprehensive income		—		(5,772)		—		(5,772)
Retained earnings		9,400,068		—		—		9,400,068
Minority interest		2,267,252		—		—		2,267,252

Total equity		10,697,304		—		—		10,697,304

Total liabilities and equity	(Won)	24,222,036	(Won)	21,298	(Won)	—	(Won)	24,243,334

Operating revenue	(Won)	17,756,156	(Won)	—	(Won)	68,724	(Won)	17,824,880
Operating expenses		(15,376,920)		265		(64,849)		(15,441,504)

Operating income		2,379,236		265		3,875		2,383,376
Non-operating revenue		654,235		(20,346)		(68,724)		565,165
Non-operating expense		(1,033,708)		6,164		64,849		(962,695)

Income from continuing operations before income tax expense		1,999,763		(13,917)		—		1,985,846
Income tax expense on continuing operations		(490,046)		13,921		—		(476,125)

Income from continuing operations		1,509,717		4		—		1,509,721
Loss from discontinuing operations		—		(4)		—		(4)

Net income	(Won)	1,509,717	(Won)	—	(Won)	—	(Won)	1,509,717

Cash flows from operating activities	(Won)	5,764,199	(Won)	—	(Won)	(50,623)	(Won)	5,713,576
Cash flows from investing activities		(3,061,868)		—		953		(3,060,915)
Cash flows from financing activities		(2,416,834)		—		49,670		(2,367,164)
Effect of changes in consolidated entities		(3,571)		—		—		(3,571)

Net increase in cash and cash equivalents	(Won)	281,926	(Won)	—	(Won)	—	(Won)	281,926

z. Basis of Translating Consolidated Financial Statements

The consolidated financial statements are expressed in Korean won and, solely for the convenience of the reader, the consolidated financial statements as of and for the year ended December 31, 2007, have been translated into U.S. dollars at the rate of (Won)935.8 to USD1, the noon buying rate in the City of New York for cable transfers in Korean won as certified for customs purposes by the Federal Reserve Bank of New York on the last business day of the year ended December 31, 2007. The translation should not be construed as a representation that any or all of the amounts shown could be converted into U.S. dollars at this or any other rate.

KT CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

3. RESTRICTED DEPOSITS

Details of restricted deposits as of December 31, 2006 and 2007 are as follows (in millions of Korean won):

		2006		2007		Description
Short-term financial instruments	Time deposits	(Won)	733	(Won)	1,904	Guarantee deposits and others
Long-term financial instruments	Checking account deposit		39		61	Checking account deposit and others

Total		(Won)	772	(Won)	1,965

4. INVENTORIES

Inventory valuations as of December 31, 2006 and 2007 are summarized as follows (in millions of Korean won):

	2006						2007
	Cost		Lower of cost or market value		Valuation allowance		Cost		Lower of cost or market value		Valuation allowance
Merchandise	(Won)	235,239	(Won)	192,266	(Won)	(42,973)	(Won)	284,313	(Won)	250,028	(Won)	(34,285)
Supplies		22,552		21,687		(865)		35,169		30,538		(4,631)
Other		23,242		23,242		—		18,538		18,538		—

	(Won)	281,033	(Won)	237,195	(Won)	(43,838)	(Won)	338,020	(Won)	299,104	(Won)	(38,916)

5. SECURITIES

Securities as of December 31, 2006 and 2007 are summarized as follows (in millions of Korean won):

a. Short-term Investments

	2006		2007
Short-term financial instruments	(Won)	312,592	(Won)	305,540
Short-term loans		122,645		104,057
Beneficiary certificates		31,358		46,085
Available-for-sale securities (Equity securities)		202,048		3,064
Available-for-sale securities (Debt securities)		2,288		1,419
Held-to-maturity securities		32		5

Total	(Won)	670,963	(Won)	460,170

b. Trading Securities

	2006		2007
Beneficiary certificates	(Won)	31,358	(Won)	46,085

KT CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

c. Available-for-sale Securities

Equity securities	2006
	Percentage of ownership (%)	Acquisition cost		Fair value or net book value		Book value		Unrealized gains (losses) (Note 1)
Current assets:
Beneficiary certificates and others	—	(Won)	201,000	(Won)	202,048	(Won)	202,048	(Won)	1,048

Sub total	—		201,000		202,048		202,048		1,048

Non-current assets:
Krtnet Corp.	7.4%		1,954		4,200		4,200		2,247
GaeaSoft Corp.	2.0%		533		1,084		1,084		551
Zakang Inc.	0.5%		300		13		13		(287)
Geotel Corp.	7.8%		263		2,970		2,970		2,707
PT.Mobile	2.3%		10,069		13,321		13,321		3,252
Dalsvyaz	2.6%		590		704		704		114
Solid Technologies, Inc.	4.8%		590		6,640		6,640		6,050
Eluon Corporation	4.7%		200		226		226		26
Zmos Technology, Inc. (Note 2)	2.9%		1,872		1,872		1,872		—
Shinhan Venture Capital Co., Ltd. (Note 2)	10.0%		1,800		900		900		—
MBC-ESS Sport (Note 2)	9.0%		1,800		1,046		1,800		—
KTB Network Co., Ltd. (Note 2)	10.0%		1,108		337		337		—
Korea Information Certificate Authority, Inc. (Note 2)	9.4%		2,000		1,544		2,000		—
KM Credit Information Inc. (Note 2)	9.3%		1,202		—		—		—
Korea Software Financial Cooperative (“KSFC”) (Note 2)	1.6%		1,160		1,745		1,160		—
EST Soft Corp. (Note 2)	15.0%		1,650		2,615		1,650		—
Digitalinside Co., Ltd. (Note 2)	19.4%		499		1,255		499		—
Vacom, Wireless Inc. (Note 2)	16.8%		1,880		641		641		—
CXP, Inc. (Note 2)	12.1%		1,200		50		50		—
Ongamenet Co., Ltd. (Note 2)	11.4%		1,186		2,420		1,061		(125)
CEC Mobile (Note 2)	16.7%		4,456		1,507		1,507		—
NETS Co., Ltd. (Note 2)	11.7%		300		108		108		—
Korea Smart Card Co., Ltd. (Note 2)	1.1%		326		24		24		—
Metrix Corporation Inc. (Note 2)	2.0%		200		14		14		—
Wiz Communication Co., Ltd. (Note 2)	18.4%		490		475		490		—
MIC2001-4TG Venture (Note 2)	5.0%		350		350		350		—
Korea Telecommunications Operators Association (“KTOA”) (Note 2)	—		689		689		689		—
Prime Venture Capital Corp. (Note 2)	10.0%		1,000		—		—		—
DirectMedia Co., Ltd. (Note 2)	16.1%		435		285		248		—
Ncerti Co., Ltd. (Note 2)	19.9%		328		476		328		—
ICO Global Communication Ltd. (Note 2)	0.1%		617		—		—		—
Softbank Korea Co., Ltd. (Note 2)	6.7%		1,406		959		959		—
Binext CT Financial Cooperative (Note 2)	15.0%		1,500		1,483		1,500		—
Entaz Co., Ltd. (Note 2)	10.1%		1,000		701		1,000		—
KBSN (formerly “KBSsky”) (Note 2)	5.9%		950		950		950		—
Anyusernet Co., Ltd. (Note 2)	4.3%		700		700		700		—
Carpoint Co., Ltd. (Note 2)	15.0%		998		998		998		—
Beneficiary certificates	—		3,000		2,866		2,866		(134)
Others (Note 2)	—		23,258		13,120		11,204		—

Sub total			73,859		69,288		65,063		14,401

Total		(Won)	274,859	(Won)	271,336	(Won)	267,111	(Won)	15,449

KT CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

	2007
	Percentage of ownership (%)	Acquisition cost		Fair value or net book value		Book value		Unrealized gains (losses) (Note 1)
Current assets:
Beneficiary certificates		(Won)	563	(Won)	973	(Won)	973	(Won)	410
Infravalley,lnc.	3.8%		200		2,091		2,091		1,891

Sub total			763		3,064		3,064		2,301

Non-current assets:
Krtnet Corp.	7.4%		1,954		4,122		4,122		2,168
GaeaSoft Corp.	2.0%		533		756		756		223
Zakang Inc.	0.0%		300		5		5		(295)
Geotel Corp.	7.8%		1,143		4,322		4,322		3,179
PT.Mobile-8	2.3%		10,069		10,508		10,508		439
Solid Technologies, Inc.	4.7%		590		4,120		4,120		3,530
EST Soft Corp.	14.2%		1,650		5,062		5,062		3,412
Ongamenet Co., Ltd.	11.4%		1,061		4,831		4,831		3,645
Cape Industries Ltd.	0.1%		125		226		226		101
Bixolon Co., Ltd.	0.0%		11		9		9		(2)
Sesil Corporation.	0.4%		199		225		225		26
Zmos Technology, Inc. (Note 2)	8.6%		1,872		506		1,872		—
Shinhan Venture Capital Co., Ltd. (Note 2)	0.0%		1,800		900		900		—
Korea Information Certificate Authority, Inc. (Note 2)	9.3%		2,000		1,891		2,000		—
KM Credit Information Inc. (Note 2)	6.4%		1,202		—		—		—
Korea Software Financial Cooperative (“KSFC”) (Note 2)	1.1%		1,160		1,315		1,160		—
Digitalinside Co., Ltd. (Note 2)	10.2%		499		766		499		—
Vacom, Wireless Inc. (Note 2)	16.8%		1,880		1,122		641		—
CXP, Inc. (Note 2)	12.1%		1,200		8		50		—
CEC Mobile (Note 2)	16.7%		4,456		—		—		—
Korea Smart Card Co., Ltd. (Note 2)	0.7%		326		90		24		—
Metrix Corporation Inc. (Note 2)	2.0%		200		25		14		—
Wiz Communication Co., Ltd. (Note 2)	18.4%		490		823		490		—
MIC2001-4TG Venture (Note 2)	5.0%		350		350		350		—
Korea Telecommunications Operators Association (“KTOA”) (Note 2)	9.9%		689		689		689		—
Prime Venture Capital Corp. (Note 2)	2.7%		1,000		194		—		—
DirectMedia Co., Ltd. (Note 2)	12.5%		435		309		248		—
Ncerti Co., Ltd. (Note 2)	19.9%		328		407		328		—
ICO Global Communication Ltd. (Note 2)	0.2%		617		—		—		—
Softbank Korea Co., Ltd. (Note 2)	6.7%		1,406		959		959		—
Binext CT Financial Cooperative (Note 2)	15.0%		1,500		1,454		1,500		—
Entaz Co., Ltd. (Note 2)	10.1%		1,000		828		1,000		—
Luxpia Co., Ltd. (Note 2)	6.0%		1,000		1,000		1,000		—
Paramount Music Co., Ltd. (Note 2)	48.9%		1,000		368		1,000		—
Neighbor Systems Co., Ltd. (Note 2)	10.4%		525		451		525		—
Digital Multimedia Interactive Co., Ltd. (Note 2)	8.0%		495		229		495		—
Beneficiary certificates	—		14,730		14,325		14,325		(405)
Others (Note 2)	—		30,743		13,524		15,299		—

Sub total			90,538		76,719		79,554		16,021

Total		(Won)	91,301	(Won)	79,783	(Won)	82,618	(Won)	18,322

KT CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

(Note 1)	The amounts are not adjusted for the tax effects and minority interests in consolidated subsidiaries.

(Note 2)	Investments in equity securities above, which are recorded at book value of (Won)33,039 million and (Won)31,043 million for the years ended December 31, 2006 and 2007, respectively, do not have readily determinable fair values and therefore are stated at cost. In addition, if the estimated recoverable amount of the securities below their acquisition cost and such difference is not deemed recoverable, write-downs of the individual securities are recorded to reduce the carrying value.

For the year ended December 31, 2007, the Company disposed of its investments in Pivotec Co., Ltd., KINX Co., Ltd. and other investments and recognized gross gains and losses on disposal of available-for-sale securities amounting to (Won)9,664 million and (Won)828 million, respectively. The impairment loss on the investment in KTFEN Co., Ltd., which was previously recognized due to the decline in the recoverable amount, was reversed by (Won)76 million up to the acquisition cost for the year ended December 31, 2007 since the recoverable amount was recovered. As the estimated recoverable amount of the investment in Macom Co., Ltd. fell below the acquisition cost and such difference is not deemed recoverable, the Company recognized an impairment loss amounting to (Won)1,809 million for the year ended December 31, 2007.

For the year ended December 31, 2007, Korea Telecom Venture Fund No.1 (the “Fund”) was excluded from the Company’s consolidation and, accordingly, the Fund’s investment in KBSN (formerly “KBSsky”), Anyusernet Co., Ltd., Carpoint Co., Ltd. and other were removed from available-for-sale securities.

Debt securities		2006
		Maturity	Amortized cost		Fair value		Unrealized gains (losses) (Note)
Current assets:
Government and public bonds	National and local governments	2007	(Won)	599	(Won)	599	(Won)	—
Bond fund	SKG	2007		67		116		49
	Korea Exchange bank Pro New MMF3	2007		29		35		6
	BS clean MMF AT-3	2007		474		938		464
Bonds with warrant	Nexpop Inc.	2007		600		600		—

Sub total				1,769		2,288		519

Non-current assets:
Government and public bonds	National and local governments	2008~2013		1,273		1,273		—

Sub total				1,273		1,273		—

Total			(Won)	3,042	(Won)	3,561	(Won)	519

KT CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

		2007
		Maturity	Amortized cost		Fair value		Unrealized gains (losses) (Note)
Current assets:
Government and public bonds	National and local governments	2008	(Won)	929	(Won)	929	(Won)	—
Convertible bonds	DreamWiz Inc.	2008		490		490		—

Sub total				1,419		1,419		—

Non-current assets:
Government and public bonds	National and local governments	2009~2013		208		208		—
Convertible bonds	Borazon Co., Ltd.	2009		600		600		—
	Neuron Inc.	2009		650		650		—
	ImageClick Corporation.	2009		400		400		—
Bonds with warrant	Nexscien Co., Ltd.	2010		1,940		1,940		—

Sub total				3,798		3,798		—

Total			(Won)	5,217	(Won)	5,217	(Won)	—

(Note)	The amounts are not adjusted for the tax effects and minority interests in consolidated subsidiaries.

Changes in unrealized gain (loss)	2006				2007
	Equity securities		Debt securities		Equity securities		Debt securities
Balance at beginning of the year	(Won)	15,746	(Won)	115	(Won)	15,449	(Won)	519
Realized losses (gains) on disposal of securities, net		(5,439)		3		(1,074)		(519)
Changes in unrealized gains (losses), net		5,142		401		3,947		—

Balance at end of the year	(Won)	15,449	(Won)	519	(Won)	18,322	(Won)	—

The amounts are not adjusted for the tax effects and minority interests in consolidated subsidiaries.

d. Held-to-maturity Securities

		2006
		Maturity	Amortized cost		Book value
Current assets:
Government and public bonds	National and local governments	2007	(Won)	32	(Won)	32

Sub total				32		32

Non-current assets:
Government and public bonds	National and local governments	2008~2012		308		308
Subordinated bonds	Shinhan Bank	2009		100		100

Sub total				408		408

Total			(Won)	440	(Won)	440

KT CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

		2007
		Maturity	Amortized cost		Book value
Current assets:
Government and public bonds	National and local governments	2008	(Won)	5	(Won)	59

Sub total				5		5

Non-current assets:
Government and public bonds	National and local governments	2009~2012		84		84
Subordinated bonds	Shinhan Bank	2009		100		100
Asset backed securities	DCIF 1 Co., Ltd.	2009		60		60

Sub total				244		244

Total			(Won)	249	(Won)	249

6. EQUITY METHOD INVESTMENT SECURITIES

a. Details of Equity Method Investment Securities

Details of investments in securities accounted for using the equity method as of December 31, 2006 and 2007 are summarized as follows (in millions of Korean won):

	2006
	Number of shares	Percentage of ownership (%)	Acquisition cost		Equity in net asset value		Book value
Korea Telephone Directory Co., Ltd. (“KTD”)	1,360,000	34.0%	(Won)	6,800	(Won)	7,867	(Won)	7,867
Korea Information Technology Fund	100	33.3%		100,000		101,609		101,609
KBSi Co., Ltd.	952,000	32.4%		4,760		2,810		2,810
Kiwoom Investment Co. Ltd. (formerly, “Korea IT Venture Partners Inc”)	1,800,000	28.0%		9,000		9,204		9,204
Korea Digital Satellite Broadcasting Co., Ltd. (“KDB”)	22,706,000	26.7%		195,976		(17,203)		16,455
eNtoB Corp.	760,000	23.8%		3,800		5,112		5,112
Sky Life Contents Fund	45	22.5%		4,500		5,050		5,050
Goodmorning F Co., Ltd. (Note 1)	114,000	19.0%		273		826		826
Korea New Realty Development and Construction Co., Ltd. (“KNRDC”) (Note 1)	266,000	19.0%		487		2,375		2,375
Korea Information Data Corp. (“KID”) (Note 1)	760,000	19.0%		3,800		12,230		12,230
Korea Information Service Corp. (“KIS”) (Note 1)	570,000	19.0%		2,850		8,382		8,382
Korea Seoul Contact all Co., Ltd. (Note 1)	45,600	19.0%		228		228		228
Korea Service and Communication Co., Ltd. (Note 1)	45,600	19.0%		228		228		228
Korea Call Center Co., Ltd. (Note 1)	45,600	19.0%		228		228		228
TMWorld Co., Ltd. (Note 1)	45,600	19.0%		228		228		228
Ubiquitous Marketing Service and Communication Co., Ltd. (“UMS&C”) (Note 1)	45,600	19.0%		228		228		228
Mostech Co., Ltd. (Note 1)	200,000	17.9%		5,000		715		4,186
Pivotec Co., Ltd. (Note 1)	150,541	15.6%		1,505		6,299		6,299
Mongolian Telecommunications (“MTC”)	10,348,111	40.0%		3,450		9,321		9,321
KTF-CJ Music Contents Investment Fund (formerly, “Centurion Music 1”) (Note 4)	50	50.0%		5,000		5,025		5,025
Boston Film Fund (Note 6)	800	39.0%		8,000		8,014		8,014
AGA Company	6,686	25.1%		156		(875)		—
Harex InfoTech Inc	225,000	21.2%		3,375		753		1,902
Olive Nine Entertainment Co., Ltd. (Note 7)	140,000	100.0%		4,200		(1,099)		833
Olive Nine Creative Co., Ltd.	40,000	42.9%		200		249		249
The Contents Entertainment (Note 9)	30,500	50.8%		1,754		257		2,133
Tourtainment, Inc.	15,000	24.6%		150		134		134

Total			(Won)	366,176	(Won)	168,195	(Won)	211,156

KT CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

	2007
	Number of shares	Percentage of ownership (%)	Acquisition cost		Equity in net asset value		Book value		Market value
Korea Telephone Directory Co., Ltd. (“KTD”)	1,360,000	34.0%	(Won)	6,800	(Won)	8,085	(Won)	8,085	(Won)	—
Korea Information Technology Fund	100	33.3%		100,000		110,826		110,826		—
KBSi Co., Ltd.	952,000	32.4%		4,760		3,408		3,408		—
eNtoB Corp.	880,000	27.5%		5,000		6,725		7,039		—
Korea Digital Satellite Broadcasting Co., Ltd. (“KDB”)	22,706,000	23.0%		195,976		3,036		24,892		—
Sky Life Contents Fund	45	22.5%		4,500		4,997		4,997		—
Kiwoom Investment Co. Ltd. (formerly, “Korea IT Venture Partners Inc”)	1,800,000	20.2%		9,000		7,147		7,147		—
Goodmorning F Co., Ltd. (Note 1)	114,000	19.0%		254		1,151		1,151		—
Korea New Realty Development and Construction Co., Ltd. (“KNRDC”) (Note 1)	266,000	19.0%		506		3,788		3,788		—
Korea Information Data Corp. (“KID”) (Note 1)	760,000	19.0%		3,800		13,541		13,541		—
Korea Information Service Corp. (“KIS”) (Note 1)	570,000	19.0%		2,850		10,792		10,792		—
Korea Seoul Contact all Co., Ltd. (Note 1)	45,600	19.0%		228		271		271		—
Korea Service and Communication Co., Ltd. (Note 1)	45,600	19.0%		228		274		274		—
Korea Call Center Co., Ltd. (Note 1)	45,600	19.0%		228		266		266		—
TMWorld Co., Ltd. (Note 1)	45,600	19.0%		228		294		294		—
Ubiquitous Marketing Service and Communication Co., Ltd. (“UMS&C”) (Note 1)	45,600	19.0%		228		275		275		—
Exdell Corporation (Notes 1 and 2)	38,000	19.0%		190		177		177		—
Information Technology Service Kangbuk Corporation (Notes 1 and 2)	38,000	19.0%		190		190		190		—
Information Technology Solution Nambu Corporation (Notes 1 and 2)	38,000	19.0%		190		190		190		—
Information Technology Solution Seobu Corporation (Notes 1 and 2)	38,000	19.0%		190		190		190		—
Information Technology Solution Busan Corporation (Notes 1 and 2)	38,000	19.0%		190		190		190		—
Information Technology Solution Jungbu Corporation (Notes 1 and 2)	38,000	19.0%		190		190		190		—
Information Technology Solution Honam Corporation (Notes 1 and 2)	38,000	19.0%		190		190		190		—
Information Technology Solution Daegu Corporation (Notes 1 and 2)	38,000	19.0%		190		190		190		—
Mostech Co., Ltd. (Note 1)	200,000	17.9%		5,000		316		3,016		—
Korea Telecom Philippines, Inc. (“KTPI”) (Note 3)	744,476	100.0%		2,481		—		—		—
Mongolian Telecommunications (“MTC”)	10,348,111	40.0%		3,450		10,020		10,020		41,491
KTF-CJ Music Contents Investment Fund (formerly, “Centurion Music 1”) (Note 4)	50	50.0%		5,000		5,011		5,011		—
KTF-DoCoMo Mobile Investment Fund (Note 5)	45	45.0%		4,500		4,491		4,491		—
Boston Film Fund (Note 6)	800	39.0%		8,000		7,149		7,149		—
Harex InfoTech Inc.	225,000	21.2%		3,375		417		1,183		—
Olive Nine Entertainment Co., Ltd. (Notes 7 and 9)	140,000	67.7%		4,200		(629)		659		—
The Contents Entertainment (Note 9)	30,500	50.8%		1,754		158		1,578		—
Olive Nine Creative Co., Ltd.	40,000	42.9%		200		218		218		—
Tourtainment, Inc.	15,000	24.6%		150		34		34		—
Music City China Co., Ltd (Notes 8 and 9)	—	100.0%		144		—		—		—
Doremi Music Publishing Co., Ltd (Notes 8 and 9)	10,000	100.0%		200		237		217		—
Bluecord Corp. (Notes 8 and 9)	3,000,000	100.0%		2,778		1,684		1,611		—
PARANGOYANGI (Notes 8 and 9)	4,000,000	100.0%		2,900		58		58		—
Music City Media Co., Ltd. (Notes 8 and 9)	208,000	94.6%		1,040		(527)		—		—
Dooristar Co., Ltd.(Note 8)	8,060	49.0%		1,500		230		112		—
Oscar ent. Co., Ltd. (Note 8)	7,865	49.0%		650		417		417		—
Netcom	156	26.5%		90		90		90		—
TPS (Note 9)	—	100.0%		165		165		165		—

Total			(Won)	383,683	(Won)	205,922	(Won)	234,582

KT CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

(Note 1)	Although the Company’s ownership in these companies is less than 20%, the Company has significant influence over these companies through the participation in these companies’ various management decisions. As a result, the Company accounts for these investments using the equity method.

(Note 2)	In 2007, the Company obtained 19% ownership interest of each of these companies for (Won)190 million.

(Note 3)	KTPI is scheduled to be liquidated. Accordingly, it was excluded from consolidation and reclassified into equity method investment securities.

(Note 4)	KTF owns 50% ownership interest in KTF-CJ Music Contents Investment Fund. However, since KTF has no control over KTF-CJ Music Contents Investment Fund, this investment is accounted for using the equity method.

(Note 5)	In 2007, the Company acquired 45% ownership interest of KTF-DoCoMo Mobile Investment Fund for (Won)4,500 million.

(Note 6)	KTF is the largest stockholder of Boston Film Fund with 39% ownership interest. However, since KTF has no control over Boston Film Fund, this investment is accounted for using the equity method.

(Note 7)	During 2007, Olive Nine Entertainment Co., Ltd. issued new shares to a third party and as a result, the Company’s ownership has decreased from 100% to 67.7% as of December 31, 2007.

(Note 8)	Bluecord Technology Corp. is newly included in the consolidation in 2007 and its investment in Music City China Co., Ltd. and other six companies are accounted for using the equity method.

(Note 9)	The unlisted company whose total assets as of December 31 of the prior year are less than (Won)7,000 million is excluded from the consolidation.

KT CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

b. Changes in Carrying Amount Resulting from the Equity Method

Changes in carrying amount resulting from the equity method of accounting for the years ended December 31, 2006 and 2007 are as follows (in millions of Korean won):

	2006
	January 1, 2006		Equity in income (loss)		Increase (Decrease) in equity of associates		Other increase (decrease)		December 31, 2006
KTD	(Won)	6,410	(Won)	1,456	(Won)	1	(Won)	—	(Won)	7,867
Korea Information Technology Fund.		102,853		(1,357)		379		(266)		101,609
KBSi Co., Ltd.		2,638		174		(2)		—		2,810
eNtoB Corp.		4,792		320		—		—		5,112
KDB		28,169		(11,803)		89		—		16,455
Sky Life Contents Fund		4,915		135		—		—		5,050
Kiwoom Investment Co., Ltd. (formerly, “Korea IT Venture Partners Inc”)		8,891		645		(332)		—		9,204
Goodmorning F Co., Ltd.		508		315		3		—		826
KNRDC		1,978		530		—		(133)		2,375
KID		10,706		1,676		—		(152)		12,230
KIS		6,803		1,693		—		(114)		8,382
Korea Seoul Contact all Co., Ltd.		—		—		—		228		228
Korea Service and Communication Co., Ltd.		—		—		—		228		228
Korea Call Center Co., Ltd.		—		—		—		228		228
TMworld Co., Ltd.		—		—		—		228		228
UMS&C		—		—		—		228		228
Mostech Co., Ltd.		—		(972)		—		5,158		4,186
Pivotec Co., Ltd.		3,165		(462)		3,596		—		6,299
MTC		8,586		1,647		(330)		(582)		9,321
KTF-CJ Music Contents Investment Fund (formerly, “Centurion Music 1”)		—		25		—		5,000		5,025
Boston Film Fund		—		35		—		7,979		8,014
Harex InfoTech Inc.		2,698		(796)		—		—		1,902
Olive Nine Entertainment Co., Ltd.		—		—		—		833		833
The Contents Entertainment		—		—		—		2,133		2,133
Olive Nine Creative Co., Ltd.		—		—		—		249		249
Tourtainment, Inc.		—		—		—		134		134
AGA Company		—		—		—		—		—
KTICC Company		413		34		—		(447)		—
Banktown Co., Ltd.		572		—		7		(579)		—

Total	(Won)	194,097	(Won)	(6,705)	(Won)	3,411	(Won)	20,353	(Won)	211,156

KT CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

	2007
	January 1, 2007		Equity in income (loss) (Note 4)		Increase (Decrease) in equity of associates		Other increase (decrease)		December 31, 2007
KTD (Note 1)	(Won)	7,867	(Won)	219	(Won)	(1)	(Won)	—	(Won)	8,085
Korea Information Technology Fund		101,609		7,802		1,647		(232)		110,826
KBSi Co., Ltd.		2,810		598		—		—		3,408
eNtoB Corp. (Note 1)		5,112		720		7		1,200		7,039
KDB (Note 1)		16,455		7,676		761		—		24,892
Sky Life Contents Fund		5,050		(53)		—		—		4,997
Kiwoom Investment Co., Ltd. (formerly, “Korea IT Venture Partners Inc”) (Note 1)		9,204		(1,668)		160		(549)		7,147
Goodmorning F Co., Ltd.		826		324		1		—		1,151
KNRDC		2,375		1,413		—		—		3,788
KID		12,230		1,463		—		(152)		13,541
KIS		8,382		2,524		—		(114)		10,792
Korea Seoul Contact all Co., Ltd.		228		43		—		—		271
Korea Service and Communication Co., Ltd.		228		46		—		—		274
Korea Call Center Co., Ltd.		228		38		—		—		266
TMWorld Co., Ltd.		228		66		—		—		294
UMS&C		228		47		—		—		275
Exdell Corporation (Note 1)		—		(13)		—		190		177
Information Technology Service Kangbuk Corporation (Note 1)		—		—		—		190		190
Information Technology Solution Nambu Corporation (Note 1)		—		—		—		190		190
Information Technology Solution Seobu Corporation (Note 1)		—		—		—		190		190
Information Technology Solution Busan Corporation (Note 1)		—		—		—		190		190
Information Technology Solution Jungbu Corporation (Note 1)		—		—		—		190		190
Information Technology Solution Honam Corporation (Note 1)		—		—		—		190		190
Information Technology Solution Daegu Corporation (Note 1)		—		—		—		190		190
Mostech Co., Ltd. (Note 1)		4,186		(1,170)		—		—		3,016
Pivotec Co., Ltd. (Note 2)		6,299		38		(3,359)		(2,978)		—
KTPI (Note 3)		—		—		—		—		—
MTC (Note 1)		9,321		1,233		52		(586)		10,020
KTF-CJ Music Contents Investment Fund (formerly, “Centurion Music 1”) (Note 1)		5,025		(14)		—		—		5,011
KTF-DoCoMo Mobile Investment Fund (Note 1)		—		(9)		—		4,500		4,491
Boston Film Fund (Note 1)		8,014		(865)		—		—		7,149
Harex InfoTech Inc.		1,902		(719)		—		—		1,183
Olive Nine Entertainment Co., Ltd.		833		(1,071)		—		897		659
The Contents Entertainment		2,133		(555)		—		—		1,578
Olive Nine Creative Co., Ltd.		249		(31)		—		—		218
Tourtainment, Inc.		134		(100)		—		—		34
Music City China Co., Ltd. (Note 1)		—		—		—		—		—
Doremi Music Publishing Co., Ltd. (Note 1)		—		—		—		217		217
Bluecord Corp. (Note 1)		—		—		—		1,611		1,611
PARANGOYANGI (Note 1)		—		—		—		58		58
Music City Media Co,, Ltd. (Notes 1 and 3)		—		—		—		—		—
Dooristar Co., Ltd. (Note 1)		—		—		—		112		112
Oscar Ent. Co., Ltd. (Note 1)		—		—		—		417		417
Netcom		—		—		—		90		90
TPS		—		—		—		165		165

Total	(Won)	211,156	(Won)	17,982	(Won)	(732)	(Won)	6,176	(Won)	234,582

KT CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

(Note 1)	These securities were accounted for using the equity method of accounting based on unaudited financial statements as of and for the year ended December 31, 2007 as the audited financial statements on these companies could not be obtained by the Company’s year-end closing. In order to verify the reliability of such unaudited financial statements, the Company has performed the following procedures and found no significant exceptions:

i)	Obtain the unaudited financial statements signed by the investee’s chief executive officer and statutory auditor.
ii)	Identified whether the major transactions or accounting events, including those disclosed to public by the investee, which were acknowledged by the Company are properly reflected in the unaudited financial statements.
iii)	Identify the major accounting issues under discussion between the investee and its external auditors and the investee’s plan to resolve such issues.
iv)	Analyze the effect of potential difference between the unaudited and audited financial statements.

(Note 2)	As the Company lost significant influence on investment in equity securities of Pivotec Co., Ltd. during the three months ended March 31, 2007, such securities were transferred to available-for-sale securities and during the three months ended June 30, 2007, the available-for-sale securities were disposed of and the Company recognized a loss on disposal of available-for-sale securities amounting to (Won)520 million.

(Note 3)	The Company discontinued the equity method of accounting since the book values of the investments in KTPI and Music City Media Co., Ltd. are below zero due to accumulated deficit.

(Note 4)	Equity income (loss) until the date of acquisition from the newly consolidated entities in 2007 was excluded.

c. Changes in Investment Difference

Changes in investment differences from equity method investment securities for the years ended December 31, 2006 and 2007 are as follows (in millions of Korean won) :

	2006								2007
Affiliate	January 1, 2006		Increase		Amortization		December 31, 2006		January 1, 2007		Increase		Amortization		Other		December 31, 2007
eNtoB Corp.	(Won)	—	(Won)	—	(Won)	—	(Won)	—	(Won)	—	(Won)	346	(Won)	(32)	(Won)	—	(Won)	314
KDB		44,551		—		(11,138)		33,413		33,413		—		(11,557)		—		21,856
Mostech Co., Ltd.		—		3,857		(386)		3,471		3,471		—		(771)		—		2,700
Harex InfoTech Inc.		1,532		—		(383)		1,149		1,149		—		(383)		—		766
OliveNine Entertainment Co., Ltd.		—		1,932		—		1,932		1,932		—		(644)		—		1,288
The Contents Entertainment		—		1,876		—		1,876		1,876		—		(456)		—		1,420
Hallim Venture Capital		(2,145)		2,145		—		—		—		—		—		—		—
Doremi Music Publishing Co., Ltd.		—		—		—		—		—		—		—		(23)		(23)

Total	(Won)	43,938	(Won)	9,810	(Won)	(11,907)	(Won)	41,841	(Won)	41,841	(Won)	346	(Won)	(13,843)	(Won)	(23)	(Won)	28,321

d. Elimination of Unrealized Gains (Losses)

Details of unrealized gains (losses) arising from intercompany transactions, which are eliminated, as of December 31, 2007 are as follows (in millions of Korean won):

	2007
Company	Property and equipment and intangible assets		Other		Total
Bluecord Corp.	(Won)	69	(Won)	4	(Won)	73

KT CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

e. Cumulative Changes in the Company’s Equity in Net Asset Value of The Investee’s Not Recognized

Cumulative changes in the Company’s equity in net asset value of the investees not recognized due to the discontinuance of the equity method of accounting as of December 31, 2006 and 2007 are as follows (in millions of Korean won):

	2006		2007
AGA Company	(Won)	(875)	(Won)	—

f. Condensed Financial Information of The Investees

Condensed financial information of the investees in which investments are accounted for using the equity method of accounting as of December 31, 2006 and 2007 are as follows (in millions of Korean won):

	2006
	Total assets		Total liabilities		Revenue		Net income (loss)
KTD	(Won)	59,467	(Won)	36,330	(Won)	44,370	(Won)	4,281
Korea Information Technology Fund.		304,833		—		9,124		(3,486)
KBSi Co., Ltd.		15,238		6,559		22,634		537
eNtoB Corp.		63,032		41,508		336,187		1,362
KDB		514,971		452,695		393,905		3,553
Sky Life Contents Fund		22,785		339		777		601
Kiwoom Investment Co., Ltd. (formerly, “Korea IT Venture Partners Inc”).		34,155		1,223		6,277		2,309
Goodmorning F Co., Ltd.		11,542		7,194		58,311		1,725
KNRDC		31,523		19,024		62,968		2,786
KID		97,633		33,265		179,190		8,982
KIS		67,898		23,784		132,754		9,033
Korea Seoul Contact all Co., Ltd.		1,200		—		—		—
Korea Service and Communication Co., Ltd.		1,200		—		—		—
Korea Call Center Co., Ltd.		1,200		—		—		—
TMworld Co., Ltd.		1,200		—		—		—
UMS&C		1,200		—		—		—
Mostech Co., Ltd.		8,005		4,120		8,473		(5,088)
Pivotec Co., Ltd.		59,189		18,813		44,037		(3,962)
MTC		26,675		3,374		28,568		4,119
KTF-CJ Music Contents Investment Fund (Centurion Music 1)		10,050		—		—		50
Boston Film Fund		20,791		256		694		82
Harex InfoTech Inc.		4,654		1,095		4,831		(1,770)
Olive Nine Entertainment Co., Ltd.		1,778		2,877		2,223		(1,223)
The Contents Entertainment		2,141		1,636		4,006		158
Olive Nine Creative Co., Ltd.		855		133		—		(12)
Tourtainment, Inc.		619		75		11		(66)

KT CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

	2007
	Total assets		Total liabilities		Revenue		Net income (loss)
KTD	(Won)	62,967	(Won)	39,190	(Won)	43,570	(Won)	643
Korea Information Technology Fund.		332,476		—		33,644		22,712
KBSi Co., Ltd.		18,429		7,904		26,227		1,845
eNtoB Corp.		64,311		39,728		563,278		3,014
KDB		513,708		341,515		387,393		38,199
Sky Life Contents Fund		22,716		505		469		(236)
Kiwoom Investment Co., Ltd. (formerly, “Korea IT Venture Partners Inc”)		35,609		173		3,979		(7,690)
Goodmorning F Co., Ltd.		16,988		10,927		56,842		1,707
KNRDC		46,034		26,100		62,074		7,435
KID		99,632		28,363		194,977		7,862
KIS		82,373		25,571		143,024		13,409
Korea Seoul Contact all Co., Ltd.		4,989		3,565		37,876		224
Korea Service and Communication Co., Ltd.		4,150		2,708		31,015		243
Korea Call Center Co., Ltd.		4,070		2,671		27,523		199
TMworld Co., Ltd.		3,799		2,371		26,995		348
UMS&C		4,255		2,808		26,691		247
Exdell Corporation		1,020		90		200		(70)
Information Technology Service Kangbuk Corporation		1,000		—		—		—
Information Technology Solution Nambu Corporation		1,000		—		—		—
Information Technology Solution Seobu Corporation		1,000		—		—		—
Information Technology Solution Busan Corporation		1,000		—		—		—
Information Technology Solution Jungbu Corporation		1,000		—		—		—
Information Technology Solution Honam Corporation		1,000		—		—		—
Information Technology Solution Daegu Corporation		1,000		—		—		—
Mostech Co., Ltd.		7,501		5,735		19,879		(2,222)
KTPI		208		112,751		20		(13,481)
MTC		32,149		7,100		28,229		3,081
KTF-CJ Music Contents Investment Fund (formerly, “Centurion Music 1”)		10,133		112		—		8
KTF-DoCoMo Mobile Investment Fund		10,083		104		—		(20)
Boston Film Fund		18,832		513		1,319		(2,215)
Harex InfoTech Inc.,		3,544		1,573		5,626		(1,589)
Olive Nine Entertainment Co., Ltd.		770		1,702		1,284		630
The Contents Entertainment		1,275		964		3,046		193
Olive Nine Creative Co., Ltd.		675		165		2		(70)
Tourtainment, Inc.		219		79		157		(404)
Doremi Music Publishing Co., Ltd.		251		14		179		(32)
Bluecord Corp.		5,003		3,323		1,685		(690)
PARANGOYANGI		856		798		2,789		(279)
Music City Media Co., Ltd.		556		1,114		1,322		92
Dooristar Co., Ltd.		998		529		533		(218)
Oscar ent. Co., Ltd.		1,129		278		1,606		250

KT CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

7. PROPERTY AND EQUIPMENT

Changes in property and equipment for the years ended December 31, 2006 and 2007 are as follows (in millions of Korean won):

	2006
	January 1, 2006		Acquisition cost (including capital expenditures)		Disposal		Depreciation (Note 1)		Impairment loss		Others (Note 2)		December 31, 2006
Land (Note 3)	(Won)	1,189,709	(Won)	304	(Won)	(10,758)	(Won)	—	(Won)	—	(Won)	28,989	(Won)	1,208,244
Buildings (Note 3)		3,231,713		910		(21,977)		(136,194)		—		171,203		3,245,655
Structures		248,353		148		(1,906)		(18,435)		—		18,437		246,597
Machinery		9,445,611		72,420		(102,917)		(2,768,795)		(422)		2,863,032		9,508,929
Vehicles		17,552		2,076		(134)		(6,812)		—		1,148		13,830
Others		591,881		118,464		(19,722)		(298,057)		(1,133)		160,558		551,991
Construction- in-progress		360,877		3,323,375		(902)		—		—		(3,291,167)		392,183

	(Won)	15,085,696	(Won)	3,517,697	(Won)	(158,316)	(Won)	(3,228,293)	(Won)	(1,555)	(Won)	(47,800)	(Won)	15,167,429

	2007
	January 1, 2007		Acquisition cost (including capital expenditures)		Disposal		Depreciation (Note 1)		Impairment loss		Others (Note 2)		December 31, 2007
Land (Note 3)	(Won)	1,208,244	(Won)	1,424	(Won)	(3,471)	(Won)	—	(Won)	—	(Won)	48,982	(Won)	1,255,179
Buildings (Note 3)		3,245,655		3,398		(10,744)		(138,362)		—		152,090		3,252,037
Structures		246,597		122		(1,642)		(19,657)		—		20,010		245,430
Machinery		9,508,929		65,188		(149,797)		(2,767,946)		(4,931)		2,850,166		9,501,609
Vehicles		13,830		990		(3,581)		(4,667)		—		3,255		9,827
Others		551,991		258,167		(23,896)		(295,255)		(3,059)		127,028		614,976
Construction- in-progress		392,183		3,306,356		(209)		—		—		(3,289,386)		408,944

	(Won)	15,167,429	(Won)	3,635,645	(Won)	(193,340)	(Won)	(3,225,887)	(Won)	(7,990)	(Won)	(87,855)	(Won)	15,288,002

(Note 1)	Depreciation until the date of acquisition of the newly consolidated entities in 2007 was excluded.

(Note 2)	Others mainly consist of the transfers from construction-in-progress to machinery, increase in contribution for construction, increase due to changes in consolidated entities and reclassifications.

(Note 3)	Certain portion of lands and buildings were pledged as collateral relating to short-term and long-term borrowings and certain lease contracts. The maximum pledged amount as of December 31, 2007 was (Won)67,794 million.

KT CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

8. CONTRIBUTION FOR CONSTRUCTION

Changes in contribution for construction which was used in the acquisition of property and equipment for the years ended December 31, 2006 and 2007 are as follows (in millions of Korean won):

	2006
	January 1, 2006		Increase		Decrease		Transfer		December 31, 2006
Buildings	(Won)	2,797	(Won)	—	(Won)	(105)	(Won)	40	(Won)	2,732
Structures		520		—		(65)		947		1,402
Machinery		92,232		—		(37,457)		43,596		98,371
Others		1,053		—		(800)		1,237		1,490
Construction-in-progress		49,615		66,368		—		(45,820)		70,163

Total	(Won)	146,217	(Won)	66,368	(Won)	(38,427)	(Won)	—	(Won)	174,158

	2007
	January 1, 2007		Increase		Decrease		Transfer		December 31, 2007
Buildings	(Won)	2,732	(Won)	—	(Won)	(1,337)	(Won)	911	(Won)	2,306
Structures		1,402		—		(170)		285		1,517
Machinery		98,371		—		(43,037)		55,977		111,311
Others		1,490		—		(1,038)		1,085		1,537
Construction-in-progress		70,163		76,625		—		(58,258)		88,530

Total	(Won)	174,158	(Won)	76,625	(Won)	(45,582)	(Won)	—	(Won)	205,201

9. INTANGIBLE ASSETS

Changes in intangible assets for the years ended December 31, 2006 and 2007 are as follows (in millions of Korean won):

	2006
	January 1, 2006		Increase		Reversal (Amortization)		Impairment loss		Others		December 31, 2006
Goodwill	(Won)	618,000	(Won)	—	(Won)	(133,988)	(Won)	—	(Won)	4,638	(Won)	488,650
Negative goodwill		(1,036)		—		518		—		—		(518)
Frequency usage rights		1,147,174		—		(106,296)		—		—		1,040,878
Development costs		193,372		129,209		(105,124)		(9,047)		215		208,625
Industrial rights		6,883		2,573		(1,538)		—		—		7,918
Software		84,503		48,039		(27,142)		—		(202)		105,198
Others		84,303		29,612		(15,622)		(1,838)		12,385		108,840

Total	(Won)	2,133,199	(Won)	209,433	(Won)	(389,192)	(Won)	(10,885)	(Won)	17,036	(Won)	1,959,591

KT CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

	2007
	January 1, 2007		Increase		Reversal (Amortization) (Note)		Impairment loss (Note)		Others		December 31, 2007
Goodwill	(Won)	488,650	(Won)	—	(Won)	(138,405)	(Won)	—	(Won)	21,255	(Won)	371,500
Negative goodwill		(518)		—		518		—		—		—
Frequency usage rights		1,040,878		—		(115,417)		—		1,320		926,781
Development costs		208,625		113,902		(115,370)		(324)		1,327		208,160
Industrial rights		7,918		3,196		(1,764)		—		6		9,356
Software		105,198		31,451		(32,807)		(1,216)		1,653		104,279
Others		108,840		40,446		(26,860)		(7,417)		238		115,247

Total	(Won)	1,959,591	(Won)	188,995	(Won)	(430,105)	(Won)	(8,957)	(Won)	25,799	(Won)	1,735,323

(Note)	Amortization until the date of acquisition of the newly consolidated entities in 2007 was excluded.

The Company’s research and ordinary development expenses amounted to (Won)281,745 million and (Won)291,010 million for the years ended December 31, 2006 and 2007, respectively.

Details of goodwill and negative goodwill as of December 31, 2006 and 2007 are as follows (in millions of Korean won):

	2006
	January 1, 2006		Increase		Reversal (Amortization)		Others		December 31, 2006
KTF	(Won)	598,628	(Won)	—	(Won)	(130,114)	(Won)	(13,117)	(Won)	455,397
Sidus FNH		19,372		—		(3,874)		—		15,498
Oilve Nine		—		17,755		—		—		17,755
KTFT		(1,036)		—		518		—		(518)

Total	(Won)	616,964	(Won)	17,755	(Won)	(133,470)	(Won)	(13,117)	(Won)	488,132

	2007
	January 1, 2007		Increase		Reversal (Amortization)		December 31, 2007
KTF	(Won)	455,397	(Won)	—	(Won)	(130,113)	(Won)	325,284
Sidus FNH		15,498		—		(3,875)		11,623
Oilve Nine		17,755		—		(3,551)		14,204
KTFT		(518)		—		518		—
KT FDS		—		5,772		(866)		4,906
Bluecord Technology		—		11,206		—		11,206
East Telecom		—		4,277		—		4,277

Total	(Won)	488,132	(Won)	21,255	(Won)	(137,887)	(Won)	371,500

KT CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

10. PRESENT VALUE OF ASSETS AND LIABILITIES

Assets and liabilities measured at present value as of December 31, 2006 and 2007 are as follows (in millions of Korean won):

	2006
Accounts	Discount rate (%)	Collection period	Nominal value		Present value		Discount
Accounts receivable—trade	5.33~7.04	2007	(Won)	504,248	(Won)	497,335	(Won)	6,913
Accounts receivable—other	5.83~8.85	2007		40,575		39,721		854
Long-term accounts receivable—trade	5.33~7.04	2008~2026		204,581		178,837		25,744
Long-term accounts receivable—other	5.83~8.85	2008~2010		8,003		7,862		141
Accounts payable—other	9.93	2007		90,000		89,116		884
Current portion of long-term debt	4.35~9.02	2007		1,260,253		1,259,439		814
Long-term accounts payable—other	9.93	2008~2011		560,000		493,877		66,123

	2007
Accounts	Discount rate (%)	Collection period	Nominal value		Present value		Discount
Accounts receivable—trade	5.33~7.04	2008	(Won)	302,946	(Won)	299,466	(Won)	3,480
Accounts receivable—other	5.38~8.85	2008		18,738		17,718		1,020
Long-term accounts receivable—trade	5.33~7.04	2009~2025		128,985		101,534		27,451
Long-term accounts receivable—other	5.38~8.85	2009~2011		38,438		36,171		2,267
Accounts payable—other	9.93	2008		110,000		108,920		1,080
Current portion of long-term debt	4.23~7.45	2008		905,925		905,263		662
Long-term accounts payable—other	9.93	2009~2011		456,972		413,260		43,712
Long-term borrowings	7.35	2009~2015		4,256		3,126		1,130

KT CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

11. LONG-TERM DEBT

a. Bonds

Bonds as of December 31, 2006 and 2007 are summarized as follows (in thousands of U.S. dollars and millions of Korean won):

	2006
Company	Type	Issue date	Amount		Maturity	Repayment method	Interest rate per annum
KT	Yankee bonds	4/9/1997	(Won)	185,920	4/15/2007	Payable in full at maturity	7.63%
				(USD 200,000)
	MTNP notes (Note 1)	6/24/2004	(Won)	557,760	6/24/2014	Payable in full at maturity	5.88%
				(USD 600,000)
	MTNP notes (Note 1)	9/7/2004	(Won)	92,960	9/7/2034	Payable in full at maturity	6.50%
				(USD 100,000)
	MTNP notes (Note 1)	7/15/2005	(Won)	371,840	7/14/2015	Payable in full at maturity	4.88%
				(USD 400,000)
	MTNP notes (Note 1)	5/3/2006	(Won)	185,920	5/3/2016	Payable in full at maturity	5.88%
				(USD 200,000)
	The 94th Public bond	7/25/2000	(Won)	100,000	7/25/2007	Payable in full at maturity	9.02%
	The 95th Public bond	7/26/2000		50,000	7/26/2007	Payable in full at maturity	9.02%
	The 124th Public bond	12/26/2000		50,000	12/26/2007	Payable in full at maturity	7.89%
	The 130th Public bond	1/19/2001		50,000	1/19/2008	Payable in full at maturity	7.28%
	The 132nd Public bond	2/9/2001		70,000	2/9/2011	Payable in full at maturity	7.68%
	The 133rd Public bond	2/12/2001		50,000	2/12/2008	Payable in full at maturity	6.78%
	The 138th Public bond	2/28/2001		100,000	2/28/2008	Payable in full at maturity	7.45%
	The 153rd Public bond	6/21/2002		100,000	6/21/2007	Payable in full at maturity	6.00%
	The 154th Public bond	7/31/2002		220,000	7/31/2009	Payable in full at maturity	6.70%
	The 155th Public bond	9/18/2002		100,000	9/18/2007	Payable in full at maturity	6.23%
	The 156th Public bond	9/30/2002		180,000	9/30/2009	Payable in full at maturity	6.35%
	The 157th Public bond	11/25/2002		100,000	11/25/2007	Payable in full at maturity	5.74%
	The 158th Public bond	4/30/2003		220,000	4/30/2008	Payable in full at maturity	5.29%
	The 159th Public bond	10/27/2003		300,000	10/27/2013	Payable in full at maturity	5.39%
	The 160th Public bond	11/24/2003		200,000	11/24/2010	Payable in full at maturity	5.45%
	The 161st Public bond	12/23/2003		230,000	12/23/2010	Payable in full at maturity	5.61%
	The 162nd Public bond	2/27/2004		320,000	2/27/2011	Payable in full at maturity	5.52%
	The 163rd Public bond	3/30/2004		170,000	3/30/2014	Payable in full at maturity	5.51%
	The 164th Public bond	6/21/2004		260,000	6/21/2011	Payable in full at maturity	5.22%
	The 165-1st Public bond	8/26/2004		130,000	8/26/2011	Payable in full at maturity	4.22%
	The 165-2nd Public bond	8/26/2004		140,000	8/26/2014	Payable in full at maturity	4.44%
	The 166-1st Public bond	3/21/2005		220,000	3/21/2010	Payable in full at maturity	4.37%
	The 166-2nd Public bond	3/21/2005		100,000	3/21/2012	Payable in full at maturity	4.57%
	The 167-1st Public bond	4/20/2005		100,000	4/20/2012	Payable in full at maturity	4.59%
	The 167-2nd Public bond	4/20/2005		100,000	4/20/2015	Payable in full at maturity	4.84%
	The 168-1st Public bond	6/21/2005		240,000	6/21/2012	Payable in full at maturity	4.43%
	The 168-2nd Public bond	6/21/2005		90,000	6/21/2015	Payable in full at maturity	4.66%

KTP	Private bond	10/24/2005		14,700	10/24/2007	Payable in full at maturity	6.53%
	Private bond	5/3/2006		15,000	3/3/2009	Payable in installment	6.32%
	Private bond	12/15/2006		9,300	12/15/2008	Payable in full at maturity	6.25%

KTN	The 18th private bond	3/31/2005		5,000	3/31/2008	Payable in full at maturity	5.29%
	The 20th private bond	4/29/2005		10,000	4/29/2007	Payable in full at maturity	4.92%

KTF	The 42nd Public bond	11/14/2002		200,000	11/14/2007	Payable in full at maturity	5.94%
	The 44th Public bond	2/19/2004		360,000	2/19/2009	Payable in full at maturity	5.66%
	The 45th Public bond	3/15/2004		320,000	3/15/2008	Payable in full at maturity	5.24%

KT CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

	2006
Company	Type	Issue date	Amount		Maturity	Repayment method	Interest rate per annum
KTF	The 46th Public bond	5/10/2004		300,000	5/10/2007	Payable in full at maturity	4.61%
	The 47-1st Public bond	7/12/2004		230,000	7/13/2009	Payable in full at maturity	4.95%
	The 47-2nd Public bond	7/12/2004		70,000	7/12/2011	Payable in full at maturity	5.32%
	The 48th Public bond	2/15/2005		200,000	2/15/2010	Payable in full at maturity	5.31%

KTR	The 13th Public bond	8/5/2004		40,000	8/5/2007	Payable in full at maturity	4.78%
	The 15th Private bond	12/24/2004		10,000	12/24/2007	Payable in full at maturity	4.35%
	The 16th Private bond	1/4/2005		3,750	1/4/2008	Payable in installments	4.39%
	The 19-1st Public bond	5/10/2005		40,000	5/10/2008	Payable in full at maturity	4.23%
	The 19-2nd Public bond	5/10/2005		10,000	5/10/2010	Payable in full at maturity	4.69%
	The 21-1~5th Private bond	6/15/2005		12,000	6/15/2008	Payable in installments	4.58%
	The 22nd Private bond	8/31/2005		5,833	8/31/2008	Payable in installments	4.95%
	The 23rd Public bond	9/14/2005		30,000	9/14/2008	Payable in full at maturity	5.02%

Olive Nine	The 5th Private CB (Note 2)	2/17/2006		4,000	2/17/2009	Payable in full at maturity	10.00%

Total			(Won)	7,273,983
Less current portion				(1,281,620)

Long-term portion				5,992,363
Conversion right adjustment				(684)
Repayment premium				927
Discount on bonds				(31,242)

Net			(Won)	5,961,364

KT CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

	2007
Company	Type	Issue date	Amount		Maturity	Repayment method	Interest rate per annum
KT	MTNP notes (Note 1)	6/24/2004	(Won)	562,920 (USD 600,000)	6/24/2014	Payable in full at maturity	5.88%
	MTNP notes (Note 1)	9/7/2004	(Won)	93,820 (USD100,000)	9/7/2034	Payable in full at maturity	6.50%
	MTNP notes (Note 1)	7/15/2005	(Won)	375,280 (USD 400,000)	7/15/2015	Payable in full at maturity	4.88%
	MTNP notes (Note 1)	5/3/2006	(Won)	187,640 (USD 200,000)	5/3/2016	Payable in full at maturity	5.88%
	Euro bonds	4/11/2007	(Won)	187,640 (USD 200,000)	4/11/2012	Payable in full at maturity	5.13%
	The 130th Public bond	1/19/2001	(Won)	50,000	1/19/2008	Payable in full at maturity	7.28%
	The 132nd Public bond	2/9/2001		70,000	2/9/2011	Payable in full at maturity	7.68%
	The 133rd Public bond	2/12/2001		50,000	2/12/2008	Payable in full at maturity	6.78%
	The 138th Public bond	2/28/2001		100,000	2/28/2008	Payable in full at maturity	7.45%
	The 154th Public bond	7/31/2002		220,000	7/31/2009	Payable in full at maturity	6.70%
	The 156th Public bond	9/30/2002		180,000	9/30/2009	Payable in full at maturity	6.35%
	The 158th Public bond	4/30/2003		220,000	4/30/2008	Payable in full at maturity	5.29%
	The 159th Public bond	10/27/2003		300,000	10/27/2013	Payable in full at maturity	5.39%
	The 160th Public bond	11/24/2003		200,000	11/24/2010	Payable in full at maturity	5.45%
	The 161st Public bond	12/23/2003		230,000	12/23/2010	Payable in full at maturity	5.61%
	The 162nd Public bond	2/27/2004		320,000	2/27/2011	Payable in full at maturity	5.52%
	The 163rd Public bond	3/30/2004		170,000	3/30/2014	Payable in full at maturity	5.51%
	The 164th Public bond	6/21/2004		260,000	6/21/2011	Payable in full at maturity	5.22%
	The 165-1st Public bond	8/26/2004		130,000	8/26/2011	Payable in full at maturity	4.22%
	The 165-2nd Public bond	8/26/2004		140,000	8/26/2014	Payable in full at maturity	4.44%
	The 166-1st Public bond	3/21/2005		220,000	3/21/2010	Payable in full at maturity	4.37%
	The 166-2nd Public bond	3/21/2005		100,000	3/21/2012	Payable in full at maturity	4.57%
	The 167-1st Public bond	4/20/2005		100,000	4/20/2012	Payable in full at maturity	4.59%
	The 167-2nd Public bond	4/20/2005		100,000	4/20/2015	Payable in full at maturity	4.84%
	The 168-1st Public bond	6/21/2005		240,000	6/21/2012	Payable in full at maturity	4.43%
	The 168-2nd Public bond	6/21/2005		90,000	6/21/2015	Payable in full at maturity	4.66%
	The 169th Public bond	4/3/2007		140,000	4/3/2012	Payable in full at maturity	5.01%

KTP	Private bond	5/3/2006		8,333	3/3/2009	Payable in installments	6.32%
	Private bond	12/15/2006		9,300	12/15/2008	Payable in full at maturity	6.25%

KTN	The 18th Private bond	3/31/2005		5,000	3/31/2008	Payable in full at maturity	5.29%
	Public bond	4/17/2007		10,000	4/17/2010	Payable in full at maturity	5.29%

	The 44th Public bond	2/19/2004		360,000	2/19/2009	Payable in full at maturity	5.66%
	The 45th Public bond	3/15/2004		320,000	3/15/2008	Payable in full at maturity	5.24%
KTF	The 47-1st Public bond	7/12/2004		230,000	7/13/2009	Payable in full at maturity	4.95%
	The 47-2nd Public bond	7/12/2004		70,000	7/12/2011	Payable in full at maturity	5.32%
KTR	The 48th Public bond	2/15/2005		200,000	2/15/2010	Payable in full at maturity	5.31%
	The 16th Private bond	1/4/2005		750	1/4/2008	Payable in installments	4.39%
	The 19-1st Public bond	5/10/2005		40,000	5/10/2008	Payable in full at maturity	4.23%
	The 19-2nd Public bond	5/10/2005		10,000	5/10/2010	Payable in full at maturity	4.69%
	The 21-1~5th Private bond	6/15/2005		4,000	6/15/2008	Payable in installments	4.58%
	The 22nd Private bond	8/31/2005		2,500	8/31/2008	Payable in installments	4.95%
	The 23rd Public bond	9/14/2005		30,000	9/14/2008	Payable in full at maturity	5.02%
	The 10th Public bond	6/18/2007		40,000	6/18/2010	Payable in full at maturity	5.70%
	The 11th Private bond	12/6/2007		20,000	12/6/2010	Payable in full at maturity	6.85%

	The 1st Private bond	3/16/2007		30,000	3/16/2010	Payable in full at maturity	5.42%
	The 2nd Private bond	4/16/2007		20,000	4/16/2010	Payable in full at maturity	5.56%
	The 3rd Private bond	4/19/2007		20,000	4/19/2008	Payable in full at maturity	5.59%

KT CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

	2007
Company	Type	Issue date	Amount		Maturity	Repayment method	Interest rate per annum
KT Capital	The 4th Public bond	5/30/2007		40,000	5/30/2010	Payable in full at maturity	5.70%
	The 5th Private bond	6/29/2007		20,000	6/29/2010	Payable in full at maturity	5.67%
	The 6-1st Public bond	8/3/2007		20,000	8/3/2009	Payable in full at maturity	5.64%
	The 6-2nd Public bond	8/3/2007		30,000	8/3/2010	Payable in full at maturity	5.72%
	The 7-1st Public bond	8/31/2007		30,000	8/31/2009	Payable in full at maturity	5.99%
	The 7-2nd Public bond	8/31/2007		20,000	8/31/2010	Payable in full at maturity	6.05%
	The 8th Private bond	9/28/2007		30,000	9/28/2010	Payable in full at maturity	6.26%
	The 9-1st Public bond	10/18/2007		30,000	10/18/2009	Payable in full at maturity	6.37%
	The 9-2nd Public bond	10/18/2007		20,000	10/18/2010	Payable in full at maturity	6.44%
	The 10th Public bond	11/12/2007		50,000	11/12/2008	Payable in full at maturity	6.26%
	The 11th Public bond	12/27/2007		20,000	12/27/2010	Payable in full at maturity	CD(91D) + 1.39%

Olive Nine	The 5th Private CB (Note 2)	2/17/2006		3,000	2/17/2009	Payable in full at maturity	10.00%

Bluecord Technology	The 2nd Private bond with warrant (Note 3)	9/2/2005		2,100	9/2/2008	Payable in full at maturity	7.11%

Total			(Won)	6,782,283
Less current portion				(910,316)

Long-term portion				5,871,967
Conversion right adjustment				(277)
Repayment premium				695
Discount on bonds				(29,558)

Net			(Won)	5,842,827

(Note 1)	As of December 31, 2007, the Company has issued notes in the amount of USD 1,300 million with fixed interest rates under Medium Term Note Program (“MTNP”) registered in the Singapore Stock Exchange, which allows issuance of notes up to USD 2,000 million and the unused balance under the program is USD 700 million.

(Note 2)	Details of convertible bonds without guarantee are as follows :

Issued amount (in Korean won)	:	(Won)4,000 million
Stated interest rate (%)	:	3%
Guaranteed yield rate (%)	:	10%
Conversion price (in Korean won)	:	(Won)1,584 per share
Convertible period	:	February 17, 2007~February 16, 2009
Number of total convertible shares	:	2,525,252 shares
Converted shares	:	631,313 shares
Unconverted shares	:	1,893,939 shares

(Note 3)	Details of bonds with warrants are as follows :

Issued amount (in Korean won)	:	(Won)3,000 million
Stated interest rate (%)	:	7.11%
Exercise price (in Korean won)	:	(Won)4,518 per share
Exercise period	:	September 3, 2006 ~August 2, 2008
Number of total exercisable shares	:	664,010
Exercised shares	:	—
Unexercised shares	:	664,010
Others	:	Subject to request by the holders, certain portion of the bonds are early redeemable before maturity; up to 10% of issued amount at one year after 1st anniversary of issuance and 20% of issued amount at the interest payment date after 2nd anniversary of issuance. (Won)900 million of the issued amount was early redeemed through December 31, 2007.

KT CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

b. Long-term Borrowings in Korean Won

Long-term borrowings in Korean won as of December 31, 2006 and 2007 are as follows (in millions of Korean won):

	2006				2007
	Maturity date	Interest rate per annum	Amount		Maturity date	Interest rate per annum	Amount
Informatization Promotion Fund	2007~2010	4.08~5.50%	(Won)	68,189	2008~2012	4.72~5.39%	(Won)	47,365
Inter-Korean Cooperation Fund	2026	2.00%		3,767	2026	2.00%		5,665
Facility and working capital loans	2007~2009	5.80~6.27%		71,500	2008~2015	6.02~7.60%		82,356
General purpose loans	2009~2010	5.50~5.90%		15,188	2009~2010	5.74~6.19%		52,132
Commercial papers	2008	6.33~6.45%		30,000	2008	6.33~6.45%		30,000

Total				188,644				217,518
Less Current portion				(55,868)				(105,453)

Long-term portion				132,776				112,065
Less present value discount				—				(1,130)

Net			(Won)	132,776			(Won)	110,935

Above Informatization Promotion Funds are repayable in installments for three years after two year grace period and Inter-Korean Cooperation Fund is repayable in installments for thirteen years after seven year grace period.

c. Long-term Borrowings in Foreign Currency

Long-term borrowings in foreign currency as of December 31, 2006 and 2007 are as follows (in millions of Korean won, thousands of U.S. dollars and thousands of Russian rubles):

	2006
			Amount
	Maturity date	Interest rate per annum (%)	Foreign currencies	Korean won equivalent
New Telephone Company, Inc.	2007~2009	Libor+1.7~3.50	USD 5,000	(Won)	4,648
New Telephone Company, Inc.	2007	Libor+1.23	15,429		14,342

Total			20,429		18,990
Less current portion			(17,429)		(16,201)

Net			USD 3,000	(Won)	2,789

KT CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

	2007
			Amount
	Maturity date	Interest rate per annum (%)	Foreign currencies	Korean won equivalent
New Telephone Company, Inc.	2008	Libor+3.50	RUB 16,364	(Won)	942
New Telephone Company, Inc.	2009	Libor+3.50	RUB 32,728		1,883
KT Capital	2008~2010	USD Libor (3M)+0.99	USD 23,000		21,579

Total			RUB 49,092
			USD 23,000		24,404
Less current portion			(RUB 16,364)
			(USD 4,000)		(4,695)

Net			RUB 32,728
			USD 19,000	(Won)	19,709

d. Repayment Schedule

Repayment schedule of the Company’s long-term debt as of December 31, 2007 is as follows (in millions of Korean won):

	Bonds
Year ending December 31,	In local currency		In foreign currency		Sub-total		Borrowings in local currency		Borrowings in foreign currency		Total
2008	(Won)	910,316	(Won)	—	(Won)	910,316	(Won)	105,453	(Won)	4,695	(Won)	1,020,464
2009		1,074,667		—		1,074,667		78,202		5,636		1,158,505
2010		1,160,000		—		1,160,000		19,003		14,073		1,193,076
2011		850,000		—		850,000		4,981		—		854,981
2012		580,000		187,640		767,640		1,593		—		769,233
Thereafter		800,000		1,219,660		2,019,660		8,286		—		2,027,946

Total	(Won)	5,374,983	(Won)	1,407,300	(Won)	6,782,283	(Won)	217,518	(Won)	24,404	(Won)	7,024,205

KT CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

12. PROVISIONS

Changes in provisions for the years ended December 31, 2006 and 2007 are as follows (in millions of Korean won):

	2006
	January 1, 2006				Decrease				December 31, 2006
			Increase		Reversal		Use
Current portion:
Litigation (Note 1)	(Won)	8,575	(Won)	5,870	(Won)	(7,184)	(Won)	(2,270)	(Won)	4,991
KT members points (Note 2)		1,399		1,537		—		(1,534)		1,402
Sales warranty (Note 3)		2,835		6,999		—		(6,329)		3,505
Others		1,138		482		(325)		(493)		802

Sub total		13,947		14,888		(7,509)		(10,626)		10,700

Non-current portion:
Call bonus points (land line) (Note 4)		59,038		20,487		—		(6,832)		72,693
Let’s 010 call bonus points (Note 5)		34,424		345		(13,235)		(3,776)		17,758
Others		1,469		528		(380)		—		1,617

Sub total		94,931		21,360		(13,615)		(10,608)		92,068

Total	(Won)	108,878	(Won)	36,248	(Won)	(21,124)	(Won)	(21,234)	(Won)	102,768

	2007
	January 1, 2007		Increase (Note 6)		Decrease						December 31, 2007
					Reversal		Use		Other, net
Current portion:
Litigation (Note 1)	(Won)	4,991	(Won)	34,269	(Won)	(4,970)	(Won)	(1,441)	(Won)	—	(Won)	32,849
KT members points (Note 2)		1,402		1,600		—		(1,251)		—		1,751
Sales warranty (Note 3)		3,505		10,549		—		(8,642)		—		5,412
Others		802		2,902		(12)		(657)		4,370		7,405

Sub total		10,700		49,320		(4,982)		(11,991)		4,370		47,417

Non-current portion:
Call bonus points (Note 4)		72,693		—		(44,097)		(8,509)		—		20,087
Let’s 010 call bonus points (Note 5)		17,758		—		(829)		(5,492)		(6,800)		4,637
Others		1,617		133		(1,037)		(17)		—		696

Sub total		92,068		133		(45,963)		(14,018)		(6,800)		25,420

Total	(Won)	102,768	(Won)	49,453	(Won)	(50,945)	(Won)	(26,009)	(Won)	(2,430)	(Won)	72,837

(Note 1)	The amount recognized as the litigation provision is the estimate of payments required to settle the obligation.

(Note 2)	The Company recorded provisions for the KT members’ points, for VIP customers of the fixed-line or mobile telephone users who are entitled to receive certain goods and other benefits with (Won)25,000 per person.

KT CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

(Note 3)	KTFT, a subsidiary, recorded sales warranty provisions based on the estimated warranty cost for the products sold. Sales warranty provisions are calculated in proportion to cost of goods sold based on the historical defect experiences.

(Note 4)	The amount recognized as the call bonus points represents the estimate of payments for call bonus points which are provided to fixed-line customers based on the usage of the services. Once certain criteria are met, customers are entitled to receive certain goods and other benefits from the Company. Such provision is reviewed at each balance sheet date and adjusted to reflect the current best estimate when new estimates are necessary as a result of changes in circumstances, which were used as the bases for such estimates, or an acquisition of new information or additional experience on the usage rate, the expiration of points and others.

(Note 5)	The Company recorded provision for the Let’s 010 (KT-PCS) call bonus points provided to its PCS subscribers who are entitled to receive certain goods and other benefits from the Company.

(Note 6)	Amount until the date of acquisition of the newly consolidated entities in 2007 was excluded.

13. LEASE

a. Capital Lease

Property and equipment acquired through capital lease agreements with GE Capital and other as of December 31, 2006 and 2007 are as follows (in millions of Korean won):

	2006		2007
Acquisition cost	(Won)	77,967	(Won)	66,965
Accumulated depreciation		(33,487)		(44,482)

Net balance	(Won)	44,480	(Won)	22,483

Depreciation	(Won)	17,479	(Won)	14,742

Annual future lease payments of such leases as of December 31, 2007 are as follows (in millions of Korean won):

Year ending December 31,	Lease payment
2008	(Won)	11,751
2009		9,091
2010		4,131
2011		274
2012		—

Total		25,247
Less amounts representing interest		(1,116)

Principal amount		24,131
Less current portion		(11,052)

Net	(Won)	13,079

KT CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

b. Operating Lease in Foreign Currency

KTSC entered operating lease agreement with KT Shipping S.A. on February 27, 1997 to lease a ship (8,323 ton) for installation and maintenance of submarine cable. Total lease fee of USD 95,418 thousand is payable in thirty equal semi annual installments from April 17, 1998 to April 20, 2013. Annual future lease payments under the operating lease as of December 31, 2007 are as follows (in millions of Korean won and thousand of U.S. dollars):

	Lease payment
Year ending December 31,	Foreign currency	Korean won equivalent
2008	USD 5,666	(Won)	5,316
2009	5,666		5,316
2010	5,666		5,316
2011	5,666		5,316
2012	5,666		5,316
Thereafter	2,835		2,659

Total	USD 31,165	(Won)	29,239

14. REFUNDABLE DEPOSITS FOR TELEPHONE INSTALLATION

Through September 15, 1998, the Company received deposits for telephone installation in accordance with the Korea Public Telecommunication Business Law. Such deposits (which are reflected as a liability) are to be refunded without interest to the telephone subscribers upon termination of service.

Beginning on September 15, 1998, the Company allowed customers to choose between alternative plans for basic telephone service. Under such plans, customers were permitted the option to either place fully refundable deposits or pay a reduced non-refundable service initiation fee. Effective April 15, 2001, all new customers are required to pay a non-refundable service initiation fee.

KT CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

15. ASSETS AND LIABILITIES DENOMINATED IN FOREIGN CURRENCIES

Significant assets and liabilities denominated in foreign currencies (excluding those held by overseas subsidiaries) as of December 31, 2006 and 2007 are summarized as follows (in millions of Korean won and thousands of foreign currencies):

	2006				2007
	Foreign currencies		Korean won equivalent		Foreign currencies		Korean won equivalent
Assets:
Cash and cash equivalents	USD	20,565	(Won)	19,118	USD	18,346	(Won)	17,211
	JPY	13,580		106	JPY	12,067		101
Short-term investment assets	USD	15,387		14,304	USD	15,327		14,380
Accounts receivable—trade	USD	163,634		152,115	USD	168,404		157,996
	JPY	2,400		19	JPY	6,898		57
	SDR	20,923		29,236	SDR	19,033		28,187
	EUR	92		113	EUR	286		395
Accounts receivable—other	USD	16,012		14,885	USD	506		476
Guarantee deposits		—		—	USD	557		523
Loans		—		—	USD	23,000		21,579
Deposits provided	USD	1,352		1,257	USD	24		22

Total assets	USD JPY SDR EUR	216,950 15,980 20,923 92	(Won)	231,153	USD JPY SDR EUR	226,164 18,965 19,033 286	(Won)	240,927

Liabilities:
Accounts payable—trade	USD	136,912	(Won)	127,275	USD	158,782	(Won)	148,969
	JPY	25,522		200	JPY	107,080		892
	SDR	19,202		26,832	SDR	16,350		24,213
	EUR	123		150	EUR	123		170
		—		—	AUD	112		92
Accounts payable—other	USD	25,447		23,655	USD	18,180		17,057
	JPY	153		1	JPY	507,945		4,233
	EUR	132		161	EUR	540		745
	GBP	3		5	GBP	194		363
		—		—	KWD	4		13
Accrued expenses	USD	411		382	USD	524		492
	EUR	16		20	EUR	15		21
Short-term borrowings	USD	19,267		17,910	USD	25,067		23,517
	JPY	242,694		1,897	JPY	267,296		2,227
	EUR	1,263		1,544		—		—
Withholdings	USD	25		23	USD	39		37
Current portion of long-term liabilities	USD	15,429		14,343		—		—
Bonds (par value)	USD	1,500,000		1,394,400	USD	1,500,000		1,407,300
Long-term borrowings		—		—	USD	23,000		21,579

Total liabilities	USD JPY SDR EUR GBP	1,697,491 268,369 19,202 1,534 — 3 —	(Won)	1,608,798	USD JPY SDR EUR AUD GBP KWD	1,725,592 882,321 16,350 678 112 194 4	(Won)	1,651,920

KT CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

16. TRANSACTIONS AND BALANCES WITH RELATED PARTIES

KT and subsidiaries have engaged in various business transactions amongst themselves and equity method investees. The transactions include providing PCS network capacities, system and network integration service, public telephone maintenance service, 114 call center operation service and other.

Significant transactions between KT and its related parties for the years ended December 31, 2005, 2006 and 2007 are summarized as follows (in millions of Korean won):

Related party	Transactions	Account	2005		2006		2007
Subsidiary:
KTF	Leased line charges and other	Operating revenue	(Won)	508,971	(Won)	424,402	(Won)	451,668
	Purchase of PCS networks and other	Operating expense		779,524		730,399		761,299
	Purchase of property and equipment	Property and equipment		120,122		—		—
	Interest income	Non-operating revenue		3,455		110		—
KTH	Leased line charges and other	Operating revenue		2,722		3,493		5,071
	Commission and other	Operating expense		47,290		41,020		46,510
KTN	Leased line charges and other	Operating revenue		42,720		39,644		38,663
	Cost of system integration (“SI”), network integration business and other	Operating expense		227,586		172,716		147,994
KTL	Leased line charges and other	Operating revenue		12,807		10,605		1,710
	Commissions and other	Operating expense		109,796		98,277		86,188
KTFT	Telecommunication revenue and other	Operating revenue		1,632		1,175		3,327
	Cost of goods sold and other	Operating expense		57,250		86,720		88,443
KTC	Telecommunication revenue and other	Operating revenue		1,197		976		1,027
	Commissions and other	Operating expense		173,795		28,004		24,226
KTR	Telecommunication revenue and other	Operating revenue		35		2,549		2,600
	Commissions and other	Operating expense		3,648		34,394		42,991
Other	Telecommunication revenue and other	Operating revenue		22,389		24,456		23,743
	Commissions and other	Operating expense		8,263		9,004		24,881
Equity method investee:
KDB	SI revenue and other	Operating revenue		120,590		89,520		86,363
	Commission and other	Operating expense		1,502		5,591		5,497
KID	Rent and other	Operating revenue		11,983		12,666		12,419
	Commission and other	Operating expense		99,809		111,425		95,117
Goodmorning F Co., Ltd.	Telecommunication revenue and other	Operating revenue		830		449		494
	Commission and other	Operating expense		54,742		50,677		47,789
KNRDC	Telecommunication revenue and other	Operating revenue		263		649		773
	Commission and other	Operating expense		25,952		58,035		38,773
KIS	Telecommunication revenue and other	Operating revenue		10,262		17,610		18,064
	Commission and other	Operating expense		71,488		75,806		68,892
Pivotec Co., Ltd. (Note 1)	Telecommunication revenue and other	Operating revenue		1,425		127		—
	Commission and other	Operating expense		33,360		33,399		—
eNtoB Corp.	Commission and other	Operating expense		130,712		132,655		129,802
Mostech Co., Ltd.	Telecommunication revenue and other	Operating revenue		—		—		207
	Commission and other	Operating expense		—		—		13,387
Korea Seoul Contact all Co., Ltd.	Commission and other	Operating expense		—		—		37,184
Korea Service and Communication Co., Ltd.	Commission and other	Operating expense		—		—		30,428
Korea Call Center Co., Ltd.	Commission and other	Operating expense		—		—		27,460
TMworld Co., Ltd.	Commission and other	Operating expense		—		—		26,983
UMS&C	Commission and other	Operating expense		—		—		26,434
Other	Telecommunication revenue and other	Operating revenue		1,313		455		3,020
	Commission and other	Operating expense		3,561		2,587		2,261

Total		Revenues	(Won)	742,594	(Won)	628,886	(Won)	649,149

		Expenses	(Won)	1,828,278	(Won)	1,670,709	(Won)	1,772,539

		Property and equipment	(Won)	120,122	(Won)	—	(Won)	—

KT CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

(Note 1)	As the Company lost significant influence over Pivotec Co., Ltd. during the year ended December 31, 2007, such securities were reclassified into available-for-sale securities and afterwards the securities were disposed of.

KT’s significant account balances with related parties as of December 31, 2006 and 2007 are summarized as follows (in millions of Korean won):

Related party	Account	2006		2007
Subsidiary:
KTF	Receivables	(Won)	85,421	(Won)	47,850
	Payables		146,470		188,701
	Key money deposits received		29,902		23,988
KTH	Receivables		309		777
	Accrued expenses		14,775		12,943
KTN	Receivables		13,314		7,351
	Payables		49,166		45,508
KTL	Receivables		122		681
	Payables		16,925		20,408
KTFT	Receivables		22		629
	Payables		16,174		13,010
KTC	Receivables		3,155		1,844
	Payables		22,949		15,298
KTR	Receivables		42		1,077
	Payables		33,506		58,912
Others	Receivables		7,249		4,713
	Payables		3,469		12,252
Equity method investee:
KDB	Receivables		28,678		6,944
	Payables		1,141		7,682
KID	Receivables		2,901		1,074
	Payables		16,136		15,763
KNRDC	Receivables		437		33
	Payables		18,789		11,486
KIS	Receivables		2,390		18
	Payables		11,969		12,211
Pivotec Co., Ltd.	Receivables		1		—
	Payables		7,172		—
Goodmorning F Co., Ltd.	Payables		8,104		8,267
eNtoB Corp.	Payables		23,283		17,198
Korea Seoul Contact all Co., Ltd.	Payables		—		3,482
Korea Service and Communication Co., Ltd.	Payables		—		2,768
Korea Call Center Co., Ltd.	Payables		—		2,395
TMworld Co., Ltd.	Payables		—		2,364
UMS&C	Payables		—		2,582
KTPI	Receivables		14,885		—
Other	Receivables		35		14
	Payables		705		1,110

Total	Receivables	(Won)	158,961	(Won)	73,005

	Payables	(Won)	420,635	(Won)	478,328

KT CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

Compensation to KT’s key management personnel for the years ended December 31, 2006 and 2007 are as follows (in millions of Korean won):

	2006		2007		Description
Benefits	(Won)	20,878	(Won)	19,397	Salaries, bonuses and other allowances, retirement benefits, medical benefits and other
Share-based payment		227		1,047	Stock grants and others

Total	(Won)	21,105	(Won)	20,444

KT considers its management of vice president or higher, who have the authority and responsibility for planning, operation and control and are in charge of business or division unit, and non-permanent directors as key management personnel.

Significant account balances amongst subsidiaries as of December 31, 2006 and 2007 are as follows (in millions of Korea won):

Creditor	Debtor	Account	2006		2007
KTFT	KTF	Accounts receivable - trade	(Won)	92,108	(Won)	92,269
KTR	KTP	Long-term accounts receivable - trade and others		56,687		31,303
Other				25,631		35,066

		Total	(Won)	174,426	(Won)	158,638

Significant transactions amongst subsidiaries for the years ended December 31, 2005, 2006 and 2007 are as follows (in millions of Korea won):

Seller	Purchaser	2005		2006		2007
KTFT	KTF	(Won)	237,015	(Won)	218,924	(Won)	358,150
KTF	KTF M&S		—		—		137,602
Other			69,795		90,291		163,213

	Total	(Won)	306,810	(Won)	309,215	(Won)	658,965

As of December 31, 2007, the Company has provided guarantees for related parties as follows (in millions of Korean won and thousands of U.S. dollars):

Guarantor	Guarantee	Description	Amount
KT	KTSC	Performance guarantee	USD	31,427
KTN	KTR	Guarantee for loan	(Won)	88,328
KTR	KTN	Guarantee for loan	(Won)	5,000
KTL	TSC	Guarantee for credit loan	(Won)	20,000

		Total	USD	31,427
			(Won)	113,328

17. COMMON STOCK AND CAPITAL SURPLUS

As of December 31, 2007, the Company’s number of shares authorized are 1,000,000,000 shares with par value of (Won)5,000 per share.

KT CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

As of December 31, 2006 and 2007, the number of shares issued by the Company are 279,627,400 shares and 275,202,400 shares, respectively, and the common stock amounted to (Won)1,560,998 million. As allowed by the Securities Exchange Law, the Company retired 4,425,000 treasury stocks for the year ended December 31, 2007 in addition to the 32,572,259 treasury stock retired through December 31, 2006 by charges against retained earnings. Therefore, the common stock amount differs from the amount resulting from multiplying the number of shares issued by (Won)5,000 par value of common stock.

Capital surplus as of December 31, 2006 and 2007 is summarized as follows (in millions of Korean won):

	2006		2007
Paid-in capital in excess of par value	(Won)	1,440,258	(Won)	1,440,258
Acquisition of additional equity interest in consolidated subsidiaries		(276,084)		(277,236)
Others (Note)		128,301		109,612

Total	(Won)	1,292,475	(Won)	1,272,634

(Note)	Others resulted mainly from the retirement of subsidiaries’ treasury stock by appropriation of retained earnings, the increase in subsidiaries’ capital stock, mergers between subsidiaries and other.

18. RETAINED EARNINGS RESTRICTED IN USE

Retained earnings appropriated to the legal reserve cannot be used as cash dividends under the applicable laws and regulations. The Korean Commercial Code requires the Company to appropriate an amount equal to at least 10% of the cash dividend amount to a legal reserve at the end of the year for each accounting period until the reserve equals 50% of stated capital. The legal reserve may be used to reduce a deficit or may be transferred to capital.

In accordance with the relevant tax laws, the Company is allowed to appropriate a reserve for technology and human resource development to recognize certain tax deductible benefits through the early recognition of future expenditures for tax purposes. This reserve used for its original purpose and the remaining balance after use are restored to retained earnings and may be used for dividends in accordance with the relevant tax laws.

19. COMPREHENSIVE INCOME

Comprehensive income for the year ended December 31, 2007 is as follows (in millions of Korean won):

Description	2007
Net income	(Won)	1,170,978
Other comprehensive income (loss),:
Gain on translation of foreign operations		55
Loss on translation of foreign operations (Tax effect: (Won)5,005 million)		22,136
Unrealized loss on available-for-sale securities (Tax effect: (Won)1,189 million)		4,164
Increase in equity of associates (Tax effect: ((Won)2,789) million)		(714)
Decrease in equity of associates (Tax effect: ((Won)4,942) million)		3,762
Unrealized gain on valuation of derivatives (Tax effect: ((Won)768) million)		2,024

Comprehensive income	(Won)	1,202,405

Attributable to : Equity holders of the parent	(Won)	1,082,829
Minority interest		119,576

	(Won)	1,202,405

KT CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

20. SHARE-BASED PAYMENT

KT granted stock options to its executive officers and directors through 2006 in accordance with the stock option plan approved by its board of directors of which details are as follows:

	1st grant	2nd grant	3rd grant	4th grant	5th grant
Grant date	Dec. 26, 2002	Sep. 16, 2003	Dec. 12, 2003	Feb. 4, 2005	Apr. 28, 2005
Grantee	Executives	Outside directors	Executives	Executives	Executives
Number of basic allocated shares upon grant	460,000	36,400	80,000	50,800	45,700
Number of additional shares related to business performance upon grant	220,000	—	40,000	20,000	20,000
Number of shares expected to be exercised upon grant	562,958	36,400	106,141	60,792	55,692
Number of settled or forfeited shares	191,326	33,400	106,141	10,800	65,700
Number of allocated shares as of December 31, 2007	300,415	3,000	—	40,000	—
Number of additional shares related to business performance as of December 31, 2007	71,217	—	—	3,153	—
Number of shares expected to be exercised	371,632	3,000	—	43,153	—
Fair value (in Korean won)	(Won)22,364	(Won)12,443	(Won)10,926	(Won)12,322	(Won)10,530
Total compensation cost (in millions of Korean won)	(Won)8,311	(Won)38	(Won)—	(Won)531	(Won)—
Exercise price (in Korean won)	(Won)70,000	(Won)57,000	(Won)65,000	(Won)54,600	(Won)50,400
Exercise period	Dec.27, 2004 ~ Dec. 26, 2009	Sep.17, 2005 ~Sep.16, 2010	Dec.13, 2005 ~ Dec.12, 2010	Feb. 5, 2007 ~ Feb. 4, 2012	Apr. 29, 2007 ~ Apr. 28, 2012
Valuation method	Fair value method	Fair value method	Fair value method	Fair value method	Fair value method

Upon exercise, the Company can elect one of the following settlement methods; an issuance of new shares, a provision of treasury stock or cash settlement (cash and provision of treasury stock) subject to its circumstances.

KT adopted the fair value method to measure compensation costs based on the following valuation assumptions and methods are as follows:

	1st grant	2nd grant	3rd grant	4th grant	5th grant
Risk free interest rate	5.46%	4.45%	5.09%	4.43%	4.07%
Expected duration	4.5 years to 5.5 years	4.5 years	4.5 years to 5.5 years	4.5 years to 5.5 years	4.5 years to 5.5 years
Expected volatility	49.07% ~ 49.90%	34.49%	31.26% ~ 33.90%	33.41% ~42.13%	33.51% ~35.92%
Expected dividend yield ratio	1.10%	1.57%	1.57%	5.86%	5.86%

KT CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

Of total compensation costs calculated using the fair value method, the compensation costs recognized through December 31, 2007 are as follows (in millions of Korean won):

	1st grant		2nd grant		3rd grant		4th grant		5th grant		Total
Total compensation costs before adjustment	(Won)	10,602	(Won)	453	(Won)	1,160	(Won)	749	(Won)	586	(Won)	13,550
Total compensation costs cancelled		(2,291)		(415)		(1,160)		(218)		(586)		(4,670)
Total compensation costs after adjustment		8,311		38		—		531		—		8,880
Compensation costs recognized in prior periods		(8,311)		(38)		—		(506)		—		(8,855)
Compensation costs already recognized but expired		—		—		—		—		—		—
Compensation costs to be reflected in the current period		—		—		—		(25)		—		(25)
Compensation costs recognized in the current period		—		—		—		(25)		—		(25)
Compensation costs to be recognized after the current period		—		—		—		—		—		—

Details of stock grants to directors including chief executive officer during 2007 are as follows:

1st grant

Grant date	March 29, 2007

Grantee	Registered directors

Estimated number of shares granted upon grant	23,925 shares

Vesting Conditions	Service condition: one year Non-market performance condition: achievement of performance

Fair value per option (in Korean won)	(Won)42,706

Total compensation costs (in Korean won)	(Won)1,022 million

Estimated exercise date	March 29, 2008

Valuation method	Fair value method

Above compensation costs were calculated based on the fair value method and charged to current operations for the year ended December 31, 2007 as follows (in millions of Korean won):

	1st grant
Total compensation costs	(Won)	1,022
Compensation costs recognized in prior periods		—
Compensation costs to be reflected in the current period		(1,022)
Compensation costs recognized in the current period		(1,022)

Compensation costs to be recognized after the current period	(Won)	—

KT CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

21. TREASURY STOCK

Changes in KT’s treasury stock for the years ended December 31, 2006 and 2007 are as follows (in millions of Korean won except for share data):

	2006
	January 1, 2006			Increase			Disposal (Note)			Retirement			December 31, 2006
	Number of shares	Amount		Number of shares	Amount		Number of shares	Amount		Number of shares	Amount		Number of shares	Amount
Direct purchase by the Securities and Exchange Act	70,533,583	(Won)	3,747,774	5,222,000	(Won)	213,664	(260,531)	(Won)	(13,913)	(5,222,000)	(Won)	(213,664)	70,273,052	(Won)	3,733,861
Indirect purchase through trust agreement and other	1,259,170		92,711	—		—	—		—	—		—	1,259,170		92,711

	71,792,753	(Won)	3,840,485	5,222,000	(Won)	213,664	(260,531)	(Won)	(13,913)	(5,222,000)	(Won)	(213,664)	71,532,222	(Won)	3,826,572

	2007
	January 1, 2007			Increase			Disposal (Note)			Retirement			December 31, 2007 (Note)
	Number of shares	Amount		Number of shares	Amount		Number of shares	Amount		Number of shares	Amount		Number of shares	Amount
Direct purchase by the Securities and Exchange Act	70,273,052	(Won)	3,733,861	4,425,000	(Won)	196,329	(16,645)	(Won)	(884)	(4,425,000)	(Won)	(196,329)	70,256,407	(Won)	3,732,977
Indirect purchase through trust agreement and other	1,259,170		92,711	—		—	—		—	—		—	1,259,170		92,711

	71,532,222	(Won)	3,826,572	4,425,000	(Won)	196,329	(16,645)	(Won)	(884)	(4,425,000)	(Won)	(196,329)	71,515,577	(Won)	3,825,688

(Note)	Treasury stocks disposed of for the years ended December 31, 2006 and 2007 and the remaining balance as of December 31, 2007 have been and is expected to be used for the stock compensation to the Company’s directors and employees and other.

22. OPERATING REVENUES

Operating revenues for the years ended December 31, 2005, 2006 and 2007 are as follows (in millions of Korean won):

	2005		2006		2007
Internet services	(Won)	2,485,959	(Won)	2,471,086	(Won)	2,497,897
Data communication services		1,360,025		1,284,213		1,270,607
Telephone services		5,889,761		5,817,000		5,592,349
PCS services		5,232,853		5,510,319		5,874,610
PCS handsets sales		1,510,763		1,888,978		2,323,828
Other		712,484		853,284		1,100,791

Total	(Won)	17,191,845	(Won)	17,824,880	(Won)	18,660,082

KT CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

23. CONSTRUCTION CONTRACTS

Details of construction contracts as of December 31, 2005, 2006 and 2007 are as follows (in millions of Korean won):

	2005
	Beginning contract balance		Increase		Recognized as revenue (Note)		Ending contract balance
Jungja Dong, Suwon	(Won)	52,900	(Won)	—	(Won)	(4,243)	(Won)	48,657
Sungsu Dong, Seoul		—		140,000		—		140,000
Bugae Dong, Incheon		—		191,713		—		191,713
Gaya Dong, Busan		24,271		—		(13,216)		11,055

Total	(Won)	77,171	(Won)	331,713	(Won)	(17,459)	(Won)	391,425

	2006
	Beginning contract balance		Increase (Decrease)		Recognized as revenue (Note)		Ending contract balance
Jungja Dong, Suwon	(Won)	48,657	(Won)	—	(Won)	(21,499)	(Won)	27,158
Sungsu Dong, Seoul		140,000		11,081		(34,114)		116,967
Bugae Dong, Incheon		191,713		—		(7,534)		184,179
Gaya Dong, Busan		11,055		(36)		(11,019)		—

Total	(Won)	391,425	(Won)	11,045	(Won)	(74,166)	(Won)	328,304

	2007
	Beginning contract balance		Increase		Recognized as revenue (Note)		Ending contract balance
Jungja Dong, Suwon	(Won)	27,158	(Won)	37	(Won)	(26,916)	(Won)	279
Sungsu Dong, Seoul		116,967		1,600		(54,731)		63,836
Bugae Dong, Incheon		184,179		6,260		(33,347)		157,092

Total	(Won)	328,304	(Won)	7,897	(Won)	(114,994)	(Won)	221,207

(Note)	These revenues are classified as other in operating revenues.

KT CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

24. OPERATING EXPENSES

Operating expenses for the years ended December 31, 2005, 2006 and 2007 are as follows (in millions of Korean won):

	2005		2006		2007
Salaries and wages	(Won)	2,146,127	(Won)	2,224,598	(Won)	2,242,295
Share-based payment		1,072		531		1,251
Provision for severance indemnities		302,049		240,843		360,476
Employee welfare		596,151		527,062		528,902
Travel		50,159		42,057		38,568
Communications		75,989		65,825		76,983
Electric and water charges		193,427		212,105		233,230
Fuel expense		11,948		15,157		12,001
Taxes and dues		294,921		197,196		195,874
Supplies		51,876		37,199		37,765
Publications		7,287		5,773		6,281
Rent		245,656		219,825		226,327
Depreciation		3,228,248		3,185,193		3,193,591
Amortization		328,909		371,616		408,611
Repairs		514,502		414,428		288,715
Maintenance		101,205		290,590		322,364
Automobile maintenance		29,774		29,307		30,637
Insurance		21,513		20,496		23,157
Commissions		984,088		1,042,180		1,147,640
Facilitation		7,861		6,022		6,462
Advertising		266,299		232,202		274,450
Education and training		45,727		39,092		31,331
Survey and analysis		25,208		26,303		31,841
Praise and reward		18,838		10,894		11,168
Registration fee and legal cost		6,287		4,839		8,152
Research		282,503		225,321		238,722
Development		41,192		56,424		52,288
Interconnection charges		1,060,681		1,177,896		1,200,373
Cost of services		489,105		606,440		776,782
International settlement payment		192,852		203,339		216,962
Cost of goods sold		1,460,749		1,682,009		1,911,897
Promotion		548,272		561,186		749,029
Sales commission		1,025,843		1,348,156		1,902,106
Provision for doubtful accounts		120,048		111,285		71,502
Other		55,220		61,845		99,292

Sub-total		14,831,586		15,495,234		16,957,025
Less : transfer to other accounts		(50,836)		(53,730)		(42,284)

	(Won)	14,780,750	(Won)	15,441,504	(Won)	16,914,741

KT CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

25. INCOME TAX EXPENSE

Components of income tax expense for the years ended December 31, 2005, 2006 and 2007 are as follows (in millions of Korean won):

	2005		2006		2007
Current income tax expense (including additional income taxes and tax refunds)	(Won)	408,054	(Won)	399,097	(Won)	402,254
Changes in deferred income tax assets and liabilities related to temporary differences (including tax loss and credits carryforwards)		(17,026)		77,275		(45,506)
Income tax expense directly reflected in stockholders’ equity		8,361		(247)		51

Income tax expense	(Won)	399,389	(Won)	476,125	(Won)	356,799

Changes in deferred income tax assets related to temporary differences for the year ended December 31, 2007 is as follows (in millions of Korean won):

	2007
Beginning deferred income tax assets	(Won)	305,856
Ending deferred income tax assets		349,058
Changes in deferred income tax assets (liabilities) directly added to (deducted from) stockholders’ equity		(2,304)

Changes in deferred income tax assets	(Won)	45,506

An explanation of the relationship between income tax expense and accounting income before income tax expense for the years ended December 31, 2005, 2006 and 2007 are as follows (in millions of Korean won) :

	2005		2006		2007
Income from continuing operations before income tax expense	(Won)	1,764,399	(Won)	1,985,846	(Won)	1,447,763

Income tax expense at statutory income tax rate (14.3% of taxable income less than (Won)100 million and 27.5% of taxable income exceeding (Won)100 million)		485,210		546,108		398,123
Differences (Note)		(85,821)		(69,983)		(41,324)

Income tax expense on continuing operations	(Won)	399,389	(Won)	476,125	(Won)	356,799

Effective tax rates		22.64%		23.98%		24.64%

(Note) Differences :
Non-temporary difference	(Won)	119,649	(Won)	79,895	(Won)	18,704
Changes in deferred income tax assets (liabilities) unrecognized related to equity method investment securities		21,763		24,918		37,987
Tax credit for investment		(237,974)		(160,875)		(114,317)
Other tax credits		—		—		(6,842)
Additional income tax and tax refund for prior periods		12,109		(13,921)		30,545
Other		(1,368)		—		(7,401)

	(Won)	(85,821)	(Won)	(69,983)	(Won)	(41,324)

KT CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

Changes in temporary differences, including tax loss and credits carryforwards, and deferred income tax assets (liabilities) for the years ended December 31, 2006 and 2007 are as follows (in millions of Korean won):

	2006
	January 1, 2006		Final tax return amount (Note 1)								Deferred income tax asset (liabilities)
					Increase		Decrease		December 31, 2006		Current		Non-current
(Deductible temporary differences)
Allowance for doubtful accounts	(Won)	519,997	(Won)	528,324	(Won)	—	(Won)	78,465	(Won)	449,859	(Won)	121,672	(Won)	—
Inventories		41,494		41,494		1,479		—		42,973		11,818		—
Derivatives		119,820		119,820		39,143		—		158,963		43,715		—
Available-for-sale securities		24,369		24,369		—		5,427		18,942		—		4,139
Equity method investment securities		1,197,609		1,068,089		151,645		—		1,219,734		—		(22,963)
Held-to-maturity securities		63,927		63,927		—		63,927		—		—		—
Contribution for construction		147,849		147,849		28,556		—		176,405		—		48,511
Accrued expense		96,034		98,461		140,293		—		238,754		65,525		132
Provisions		108,878		108,878		—		6,110		102,768		2,942		25,319
Provision for severance indemnities		677,658		677,658		94,896		—		772,554		—		212,388
Refundable deposits for telephone installation		58,965		58,965		—		2,114		56,851		—		15,634
Other		105,457		113,234		1,095		53,425		60,904		9,112		2,284

Sub total		3,162,057		3,051,068		457,107		209,468		3,298,707		254,784		285,444

(Taxable temporary differences)
Depreciation	(Won)	(143,007)	(Won)	(138,398)	(Won)	—	(Won)	(41,111)	(Won)	(97,287)	(Won)	—	(Won)	(27,110)
Deposits for severance indemnities		(653,700)		(653,700)		(93,127)		—		(746,827)		—		(205,378)
Accrued income		(1,567)		(1,567)		(3,735)		—		(5,302)		(1,448)		(10)
Reserve for technology and human resource development		(320,000)		(320,000)		—		—		(320,000)		(29,333)		(58,667)

Sub total		(1,118,274)		(1,113,665)		(96,862)		(41,111)		(1,169,416)		(30,781)		(291,165)

Net	(Won)	2,043,783	(Won)	1,937,403	(Won)	360,245	(Won)	168,357	(Won)	2,129,291	(Won)	224,003	(Won)	(5,721)

Deferred income tax assets from temporary differences	(Won)	258,784									(Won)	224,003	(Won)	(5,721)
Deferred income tax assets from tax loss carry forwards		20,088										—		19,289
Deferred income tax assets from tax credit carryforwards		104,259										40,114		28,171

Deferred income tax assets	(Won)	383,131									(Won)	264,117	(Won)	41,739

KT CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

	2007
	January 1, 2007		Final tax return amount (Note 1)		Increase		Decrease		December 31, 2007		Deferred income tax assets (liabilities)
											Current		Non-current
(Deductible temporary differences)
Allowance for doubtful accounts	(Won)	490,318	(Won)	419,703	(Won)	—	(Won)	61,625	(Won)	358,078	(Won)	92,990	(Won)	5,480
Inventories		42,972		42,256		—		7,277		34,979		9,619		—
Derivatives		158,962		158,746		5,975		—		164,721		45,298		—
Available-for-sale securities		18,941		19,009		—		5,727		13,282		—		3,653
Equity method investment securities (Note 2)		1,301,777		1,301,777		118,542		19,496		1,400,823		—		385,226
Contribution for construction		176,404		176,404		29,204		—		205,608		—		56,542
Accrued expenses		238,753		246,775		51,146		—		297,921		81,928		—
Provisions		102,768		113,234		—		29,315		83,919		19,275		3,802
Provision for severance indemnities		772,554		775,962		232,432		—		1,008,394		—		277,309
Refundable deposits for telephone installation		56,851		56,851		—		2,851		54,000		—		14,850
Other		19,173		111,793		37,789		—		149,582		(19,583)		60,719

Sub total		3,379,473	(Won)	3,422,510	(Won)	475,088	(Won)	126,291		3,771,307		229,527		807,581

Not recognized as deferred income tax assets (Note 4)		1,417,575								1,559,920		3,320		425,658

Recognized as deferred income tax assets		1,961,898								2,211,387		226,207		381,923
Tax rate (Note 3)		27.5%								27.5%

Deferred income tax assets		539,522								608,130		226,207		381,923

KT CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

	2007
	January 1, 2007		Final tax return amount (Note 1)		Increase		Decrease		December 31, 2007		Deferred income tax assets (liabilities)
											Current		Non-current
(Taxable temporary differences)
Accrued interest income		(5,305)	(Won)	(5,589)	(Won)	(527)	(Won)	—		(6,116)		(1,682)		—
Equity method investment securities (Note 2)		(82,043)		(82,043)		(40,026)		—		(122,069)		—		(33,569)
Depreciation		(96,013)		(98,339)		—		(60,105)		(38,234)		—		(10,515)
Deposits for severance indemnities		(746,828)		(749,807)		(220,946)		—		(970,753)		—		(266,956)
Derivatives		—		—		(2,792)		—		(2,792)		—		(768)
Reserve for technology and human resource development		(320,000)		(320,000)		—		(106,667)		(213,333)		—		(58,667)

Sub total		(1,250,189)	(Won)	(1,255,778)	(Won)	(264,291)	(Won)	(166,772)		(1,353,297)		(1,682)		(370,475)

Not recognized as deferred income tax liabilities		(82,043)								(122,069)		—		(33,569)

Recognized as deferred income tax liabilities		(1,168,146)								(1,231,228)		(1,682)		(336,906)
Tax rate (Note 3)		27.5%								27.5%

Deferred income tax liabilities		(321,240)								(338,588)		(1,682)		(336,906)

(Tax loss carryforwards)
Total loss carryforwards		70,143	(Won)	69,334	(Won)	10,741	(Won)	12,698		67,377		—		18,529

Not recognized as deferred income tax assets (Note 5)		—								38,428		—		10,568

Recognized as deferred income tax assets		70,143								28,949		—		7,961
Tax rate (Note 3)		27.5%								27.5%

Deferred income tax assets		19,289								7,961		—		7,961

(Tax credit carryforwards)
Total tax credit		101,695								111,456		—		111,456
Not recognized as deferred income tax assets		16,905								22,991		—		22,991

Recognized as deferred income tax assets		84,790								88,465		35,000		36,555

Deferred income tax assets		68,285								71,555		35,000		36,555

Deferred income tax assets, net	(Won)	305,856							(Won)	349,058	(Won)	259,525	(Won)	89,533

(Note 1)	Tax effects from true-up for prior year tax return arising from temporary difference and non-temporary differences were adjusted in deferred income tax assets and current earnings, respectively. Changes in temporary difference resulting from tax investigation in the current period were adjusted in final tax return amount.

KT CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

(Note 2)	The Company did not recognize deferred income tax assets of (Won)419,037 million related to the tax effects of deductible temporary differences from equity in losses since it was not almost certain that the Company would be able to realize the related tax benefits in the foreseeable future. The Company also did not recognize deferred income tax liabilities totaling (Won)33,569 million, of which (Won)32,327 million represents the tax effect of taxable temporary differences from equity method investees, since it is almost certain that the differences will not reverse in the foreseeable future given that the Company is able to control the timing of reversal of the temporary difference and the investees have not declared dividends in the past 5 years.

(Note 3)	Tax rate is the enacted marginal tax rate which is expected to apply to taxable income in the periods in which the deferred income tax liability or asset is expected to be settled or realized.

(Note 4)	Certain subsidiaries including KTR did not recognize deferred income tax assets amounting to (Won)9,900 million which resulted from the tax effects of deductible temporary differences of (Won)35,999 million in excess of taxable differences and future taxable income.

(Note 5)	Certain subsidiaries including TSC did not recognize deferred income tax assets amounting to (Won)10,568 million which resulted from the tax effects of tax loss carryforwards of (Won)38,408 million in excess of taxable differences and future taxable income.

Deferred income tax assets (liabilities) and income tax benefit (expense) added to (deducted from) stockholders’ equity as of December 31, 2006 and 2007 are as follows (in millions of Korean won):

	2006
	Total		Income tax expense		Deferred income tax assets (liabilities)		Net
Gain on disposal of treasury stock (capital surplus)	(Won)	899	(Won)	(247)	(Won)	—	(Won)	652
Gain on translation of foreign operations		15,560		—		—		15,560
Loss on translation of foreign operations		(32,435)		—		—		(32,435)
Gain on valuation of available-for-sale securities		12,575		—		(4,407)		8,168
Increase in equity of associates		4,743		—		(1,002)		3,741
Decrease in equity of associates		(7,480)		—		6,674		(806)

Total	(Won)	(6,138)	(Won)	(247)	(Won)	1,265	(Won)	(5,120)

	2007
	Total		Income tax expense		Deferred income tax assets (liabilities)		Net
Gain on disposal of treasury stock (capital surplus)	(Won)	715	(Won)	(196)	(Won)	—	(Won)	519
Gain on translation of foreign operations		2,471		—		—		2,471
Loss on translation of foreign operations		(18,200)		—		5,005		(13,195)
Gain on valuation of available-for-sale securities		13,862		—		(3,218)		10,644
Gain on valuation of derivatives for cash flow hedge		2,792		—		(768)		2,024
Increase in equity of associates		6,557		—		(3,791)		2,766
Decrease in equity of associates		(6,300)		—		1,732		(4,568)

Total	(Won)	1,897	(Won)	(196)	(Won)	(1,040)	(Won)	661

KT CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

26. INCOME FROM DISCONTINUING OPERATIONS

Korea Telecom Venture Fund No.1 (the “Fund”), which was dissolved in August 2007, and KTPI, which is scheduled to be liquidated in 2008, are excluded from the consolidation as of December 31, 2007. The Fund and KTPI’s net income (loss) for the years ended December 31, 2005, 2006 and 2007 are reclassified into income (loss) from discounting operations as follows:

	2005						2006						2007
	Fund No.1		KTPI		Total		Fund No.1		KTPI		Total		Fund No.1		KTPI		Total
Operating and non-operating Income (loss) from discontinuing operations	(Won)	291	(Won)	(5,265)	(Won)	(4,974)	(Won)	(1,945)	(Won)	1,941	(Won)	(4)	(Won)	388	(Won)	(38,727)	(Won)	(38,339)
Reversal of cumulative loss from discontinuing operations (Note 1)		—		—		—		—		—		—		—		112,543		112,543

Income (loss) from discontinuing operations (Note 2)	(Won)	291	(Won)	(5,265)	(Won)	(4,974)	(Won)	(1,945)	(Won)	1,941	(Won)	(4)	(Won)	388	(Won)	73,816	(Won)	74,204

(Note 1)	Since future outflows of economic resources from the cumulative loss totaling (Won)112,543 million of KTPI are not expected, the cumulative loss was reversed as income.

(Note 2)	There were no tax effects for income (loss) from discounting operations for the years ended December 31, 2005, 2006 and 2007.

27. INCOME PER SHARE

The Company’s net income per share for the years ended December 31, 2005, 2006 and 2007 are computed as follows (in millions of Korean won, except for per share data):

a. Basic Income Per Share From Continuing Operations

	2005		2006		2007
Net income from continuing operations	(Won)	1,090,477	(Won)	1,291,515	(Won)	982,093
Weighted average number of common stock outstanding		211,564,794		209,894,649		206,599,294

Basic income per share from continuing operations (in Korean won)	(Won)	5,155	(Won)	6,153	(Won)	4,754

b. Basic Income Per Share From Discontinuing Operations

	2005		2006		2007
Net income from discontinuing operations	(Won)	(5,027)	(Won)	348	(Won)	74,134
Weighted average number of common stock outstanding		211,564,794		209,894,649		206,599,294

Basic income per share from discontinuing operations (in Korean won)	(Won)	(24)	(Won)	2	(Won)	358

KT CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

c. Basic Net Income Per Share

	2005		2006		2007
Net income	(Won)	1,085,450	(Won)	1,291,863	(Won)	1,056,227
Weighted average number of common stock outstanding		211,564,794		209,894,649		206,599,294

Basic net income per share (in Korean won)	(Won)	5,131	(Won)	6,155	(Won)	5,112

d. Diluted Income Per Share From Continuing Operations

	2005		2006		2007
Net income from continuing operations	(Won)	1,090,477	(Won)	1,291,515	(Won)	982,093
Interest on exchangeable bonds		52		52		—

Adjusted income from continuing operations		1,090,529		1,291,567		982,093
Weighted average number of common stock outstanding		211,564,794		209,894,649		206,599,294
Number of shares with dilutive effects		258,680		254,949		—

Diluted income per share from continuing operations (in Korean won)	(Won)	5,148	(Won)	6,146	(Won)	4,754

e. Diluted Income Per Share From Discontinuing Operations

	2005		2006		2007
Net income (loss) from discontinuing operations	(Won)	(5,027)	(Won)	348	(Won)	74,134

Adjusted income from discontinuing operations		(5,027)		348		74,134
Weighted average number of common stock outstanding		211,564,794		209,894,649		206,599,294
Number of shares with dilutive effects		258,680		254,949		—

Diluted income (loss) per share from discontinuing operations (in Korean won)	(Won)	(24)	(Won)	2	(Won)	358

f. Diluted Net Income Per Share

	2005		2006		2007
Net income	(Won)	1,085,450	(Won)	1,291,863	(Won)	1,056,227
Interest on exchangeable bonds		52		52		—

Adjusted net income		1,085,502		1,291,915		1,056,227
Weighted average number of common stock outstanding		211,564,794		209,894,649		206,599,294
Number of shares with dilutive effects		258,680		254,949		—

Diluted net income per share (in Korean won)	(Won)	5,124	(Won)	6,148	(Won)	5,112

KT CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

For the purpose of calculating diluted income per share, interest expense for exchangeable bonds multiplied by (1-marginal tax rate) and all dilutive potential common stock were added to net income attributable to common stock holders and the weighted average number of shares outstanding, respectively. Diluted income per share is calculated by dividing adjusted income by the weighted average number of common stock and all dilutive potential common stock. Share-based payments have no dilutive effect and are excluded from the calculation of diluted income per share.

(Note) Potential common stock as of December 31, 2007 are as follows:

	Par value	Issue date	Maturity date	Exercisable Period	Common stock to be issued
Stock option	(Note 1)	December 26, 2002	December 26,2009	Increase in the number of exercisable shares by 1/3 every year after two years from grant date	371,632
Stock option	(Note 2)	September 16, 2003	September 16, 2010	From 2 years after grant date till maturity date	3,000
Stock option	(Note 3)	February 4, 2005	February 4, 2012	Increase in the number of exercisable shares by 1/3 every year after two years from grant date	43,153
Stock option	(Note 4)	March, 29, 2007	March 29, 2008	On maturity date, subject to the resolution of board of directors	23,925

Total					441,710

(Note 1)	Exercise price of (Won)70,000 per common stock.

(Note 2)	Exercise price of (Won)57,000 per common stock.

(Note 3)	Exercise price of (Won)54,600 per common stock.

(Note 4)	Shares to be given subject to performance

28. INSURANCE

As of December 31, 2007, certain assets are insured with Samsung Fire and Marine Insurance Co., Ltd. and other insurance companies as follows (in millions of Korean won):

	Risk covered	Coverage
Capital lease receivable	Movables package	(Won)	90,712
Inventories	Theft and fire		58,235
Buildings	Fire and other		1,233,547
Structures	Property package		53,106
Machinery	Property package and other		1,374,994
Vessel (vehicles)	Vessel and other		51,251
Others	Fire and other		333,618
Construction-in-progress	Fire		2,600
Equipment usage rights	Property package		102,669

Total		(Won)	3,300,732

KT CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

29. DIVIDENDS

Details of KT’s dividends for common stocks for the years ended December 31, 2005, 2006 and 2007 are as follows (in Korean won except for share data):

a. Interim Dividends

	2005		2006		2007
Dividends per share (dividend ratio)	(Won)	1,000 (20)%	(Won)	—	(Won)	—
Number of shares outstanding (Note)		210,759,067		—		—

Dividends	(Won)	210,759,067,000	(Won)	—	(Won)	—

b. Dividends

	2005		2006		2007
Dividends per share (dividend ratio)	(Won)	2,000 (40)%	(Won)	2,000 (40)%	(Won)	2,000 (40)%
Number of shares outstanding (Note)		213,056,647		208,095,178		203,686,823

Dividends	(Won)	426,113,294,000	(Won)	416,190,356,000	(Won)	407,373,646,000

(Note) 71,792,753 shares, 71,532,222 shares and 71,515,577 shares of treasury stock as of December 31, 2005, 2006 and 2007, respectively, are excluded.

c. Dividend Payout Ratios

	2005 (Note)		2006		2007
Dividends	(Won)	636,872,361,000	(Won)	416,190,356,000	(Won)	407,373,646,000
Net income (Attributable to equity holders of the parent)		1,085,449,731,207		1,291,863,401,102		1,056,227,165,634

Payout ratio		58.67%		32.22%		38.57%

d. Dividend Yield Ratios

	2005 (Note)		2006		2007
Dividends per share	(Won)	3,000	(Won)	2,000	(Won)	2,000
Stock price at the end of the year		42,290		46,500		48,900

Dividend yield ratio		7.1%		4.3%		4.1%

(Note)	The dividend includes interim and year-end dividends.

KT CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

30. STATEMENTS OF CASH FLOWS

The statements of cash flows have been presented using the indirect method. Significant non-cash transactions for the years ended December 31, 2005, 2006 and 2007 are detailed as follows (in millions of Korean won):

	2005		2006		2007
Construction in progress transferred to property and equipment and other accounts	(Won)	2,530,094	(Won)	3,291,167	(Won)	3,122,246
Long-term payable under a put and call agreement		46,000		—		—
Transfer of trade accounts and notes receivable to held-to-maturity securities		30,681		—		—
Conversion of convertible notes		—		14,812		—
Transferred to newly included subsidiary’s net income or loss before acquisition :
Share-based payment		—		—		12
Provision for severance indemnities		—		—		1,003
Depreciation		—		—		2,010
Amortization		—		—		431
Bad debt		—		—		1,712
Foreign currency translation gains		—		—		92
Gain on disposal of property and equipment		—		—		77
Gain on disposal of available-for-sale securities		—		—		185
Gain on disposal of trading securities		—		—		42
Equity in income of associates		—		—		35
Other bad debt		—		—		934
Loss on disposal of available-for-sale securities		—		—		225
Equity in loss of associates		—		—		2,139
Loss on disposal of property		—		—		171
Impairment loss on investment assets		—		—		6,716
Impairment loss on intangible assets		—		—		221

31. COMMITMENTS AND CONTINGENCIES

a. Legal Matters

On May 25, 2005, the Fair Trade Commission (“FTC”) imposed a fine of (Won)116,168 million to the Company related to local telephone services and leased line services for internet cafes. On September 14, 2005, the FTC imposed an additional fine of (Won)24,258 million to the Company related to domestic and international long-distance services. The Company expensed these fines for the year ended December 31, 2005. As of December 31, 2007, the Company has appealed certain portion of the fine imposed by the FTC amounting to (Won)132,332 million to the Supreme Court. However, the final result of this appeal cannot be presently determined.

The Company is also in various litigation as a defendant in other cases of which claim amounts totaled (Won)70,651 million (109 cases) as of December 31, 2007. The Company accrued (Won)32,849 million as provisions related to the litigation as of December 31, 2007. However, the final result of this litigation cannot be presently determined.

KT CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

b. Commitments with Financial Institutions

As of December 31, 2007, major commitments with local financial institutions are as follows (in millions of Korean won and thousands of foreign currencies)

Commitment	Amount		Related companies
Bank overdraft	(Won)	964,000	KT, KTF, KTR, TSC and KT Capital
Commercial paper issuance		431,000	KT, TSC and KT Capital
Collateralized loan on accounts receivable—trade		760,000	KT and TSC
Note discount		10,000	KTL
Loans on checking account during the day		7,000	KT Capital
Letters of credit	USD	65,000	KT, KTP, KTSC, KTR and KT Capital
Working capital loans	USD	2,000	KTSC
Collection for foreign currency denominated checks	USD	1,000	KT

	(Won)	2,172,000
Total	USD	68,000

As of December 31, 2007, the Company has construction performance guarantee agreements with Korea Software Financial Cooperative and other four financial institutions with guarantee limits of USD 7,673 thousand, SAR (Saudi Arabia Riyal) 735 thousand and (Won)180,955 million. In addition, Export-Import Bank of Korea and Kookmin Bank provide guarantees for the Company’s bid process and delay in payment of corporate income tax with guarantee limits of USD 580 thousand and (Won)155,858 million.

Loss on sale of accounts receivable from the transfer of those receivables amounted to (Won)492 million for the year ended December 31, 2007, and accounts receivable sold but not matured as of December 31, 2007 are (Won)26,813 million.

c. Stockholders’ Agreement between KT and NTT DoCoMo

In December 2005, KTF and NTT DoCoMo Inc. (“DoCoMo”) entered into a strategic alliance. As part of this strategic alliance, DoCoMo acquired a 10% equity interest in KTF (20,176,309 shares). In addition, on December 26, 2005, KT and DoCoMo entered into a stockholders’ agreement related to shares of KTF. Under the stockholders’ agreement, DoCoMo has the right to put its 20,176,309 shares for the acquisition amount plus interests to KT if an agreed target network coverage for W-CDMA service within Korea is not met by December 31, 2008. However, as of August 3, 2007, KTF reached the target network coverage mentioned above, and the right of DoCoMo to put its shares to KT has been now extinguished.

d. Put and Call Combination Contract with JPMorgan Chase Bank

On December 27, 2005, the Company and JPMorgan Chase Bank entered into a “Put and Call Combination” contract based on the shares of Korea Digital Satellite Broadcasting (“KDB”), an equity method investee. Under this contract, during the period from December 29, 2007 to December 29, 2008, KT has the option to acquire 9,200,000 shares of KDB that were purchased by JP Morgan Whiterfriars Inc. on December 28, 2005. Otherwise, JPMorgan Chase Bank has the option to exercise the put option on such KDB shares to KT on December 29, 2008. The exercise price under the contract for both KT and JPMorgan Chase Bank is (Won)46,000 million.

KT CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

e. Payment of a Handset Subsidy to Mobile Phone Users

According to the revised provisions of the Telecommunications Business Law (“TBL”), the Company is allowed to provide a one time handset subsidy to eligible mobile phone users within the next two years from March 27, 2006 to March 26, 2008. Pursuant to the TBL, the Company may establish its subsidy policy regarding the eligibility criteria and amount of payment. Consistent with the TBL, the Company provides a subsidy for mobile phone users who have subscribed to the Company’s service or any other mobile carriers for 18 consecutive months. Moreover, the Company has the right to discontinue the payment depending on marketing strategies, if necessary. However, the Company is required to report changes in the service agreement, should they take place, to the Ministry of Information and Communication within 30 days of the effective date.

32. DERIVATIVES

For the years ended December 31, 2005, 2006 and 2007, the Company entered into various derivatives contracts with financial institutions. Details of these derivative contracts are as follows:

Type of transaction	Financial institution	Description
Interest rate swap	JP Morgan and others	Exchange fixed interest rate for variable interest rate for a specified period

Currency swap	JP Morgan and others	Exchange foreign currency cash flow for local currency cash flow local currency cash flow for a specified period

Combined interest rate currency swap	Merrill Lynch and others	Exchange foreign currency fixed (variable) swaps interest rate for local currency variable (fixed) interest

Currency forward	Kookmin Bank	Exchange a specified currency at the agreed exchange rate at a specified date

Currency future	Dongyang Futures Trading Co., Ltd.	Futures contract that specifies the price at which a specified currency can be bought or sold at a future date

Currency option	Shinhan Bank	Right to sell or buy a specified currency at the agreed exchange rate during a specified period of time

The assets and liabilities recorded relating to the outstanding contracts as of December 31, 2006 and 2007 are as follows (in millions of Korean won and thousands of U.S. dollars):

	2006
	Fair value
Type of transaction	Contract amount		Assets (Current)		Liabilities (Current)
Interest rate swap	(Won)	820,540	(Won)	9,290	(Won)	6,850
	USD	200,000
Currency swap	USD	30,525		—		1,692
Combined interest rate currency swap	(Won)	15,000		—		161,438
	USD	715,429

Total	(Won)	835,540	(Won)	9,290	(Won)	169,980
	USD	945,954

KT CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

	2007
	Fair value
Type of transaction	Contract amount		Assets (Current)		Assets (Non-Current)		Liabilities (Current)
Interest rate swap	(Won)	486,540	(Won)	493	(Won)	—	(Won)	3,944
	USD	100,000
Currency swap	USD	220,000		—		1,710		2,833
Combined interest rate currency swap	USD	715,165		105		—		125,548
Currency forward	JPY	325,000		98		—		—

	(Won)	486,540
	USD	1,035,165
Total	JPY	325,000	(Won)	696	(Won)	1,710	(Won)	132,325

(Note)	Details of the foreign currency swap contracts to which cash flow hedge accounting is applied as of December 31, 2007 are as follows (in millions of Korean won and thousands of US dollars):

Type of transaction	Contract date	Maturity date	Contract amount	Fair value – assets (Non-current)
Currency swap	April 4, 2007	April 11, 2012	USD 200,000	(Won)	1,710

Above foreign currency swap contract is to hedge the risk of variability of future cash flows from fixed rate foreign currency (USD) bonds and as of December 31, 2007, the gain on valuation of the swap contract amounting to (Won)2,024 million, net of income tax effect, is included in accumulated other comprehensive income and for the year ended December 31, 2007 the loss on valuation of the swap contract totaling (Won)2,280 million is recognized in current operations as a result of foreign currency translation gain from foreign currency (USD) bonds. In applying cash flow hedge accounting, the Company hedges its exposures to cash flow fluctuation to April 11, 2012. Approximately (Won)802 million of net derivative gain included in accumulated other comprehensive income at December 31, 2007 is expected to be reclassified into current operations within 12 months from that date.

The valuation gains and losses on the derivative contracts for the years ended December 31, 2005, 2006 and 2007 are as follows (in millions of Korean won):

	2005
	Valuation gain						Valuation loss
Type of transaction	For trading		For hedging		Total		For trading		For hedging		Total
Interest rate swap	(Won)	6,953	(Won)	—	(Won)	6,953	(Won)	7,888	(Won)	—	(Won)	7,888
Currency swap		4,341		—		4,341		—		—		—
Combined interest rate currency swap		21,595		—		21,595		5,873		—		5,873
Currency futures		—		—		—		—		—		—
Currency option		—		—		—		2,340		—		2,340

Total	(Won)	32,889	(Won)	—	(Won)	32,889	(Won)	16,101	(Won)	—	(Won)	16,101

KT CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

	2006
	Valuation gain						Valuation loss
Type of transaction	For trading		For hedging		Total		For trading		For hedging		Total
Interest rate swap	(Won)	8,654	(Won)	—	(Won)	8,654	(Won)	1,435	(Won)	—	(Won)	1,435
Currency swap		—		—		—		4,855		—		4,855
Combined interest rate currency swap		—		—		—		80,412		—		80,412
Currency futures		—		—		—		13		—		13

Total	(Won)	8,654	(Won)	—	(Won)	8,654	(Won)	86,715	(Won)	—	(Won)	86,715

	2007
	Valuation gain						Valuation loss						Valuation gain (Note)
Type of transaction	For trading		For hedging		Total		For trading		For hedging		Total		For hedging
Interest rate swap	(Won)	1,973	(Won)	—	(Won)	1,973	(Won)	10,823	(Won)	—	(Won)	10,823	(Won)	—
Currency swap		—		2,280		2,280		4,719		—		4,719		2,792
Combined interest rate currency swap		35,313		—		35,313		—		—		—		—
Currency forwards		98		—		98		—		—		—		—

Total	(Won)	37,384	(Won)	2,280	(Won)	39,664	(Won)	15,542	(Won)	—	(Won)	15,542	(Won)	2,792

(Note)	The amounts are before adjustment of deferred income tax which shall be directly reflected to equity and are included in equity.

33. SEGMENT INFORMATION

The Company has two operating segments, fixed-line telecommunication services and PCS services. Fixed-line telecommunication services include telephone services, internet services, data communication services and leased line services. PCS services include IMT-2000 services, and submarine cable construction and maintenance, intercommunication system management are all included in other segment.

Details of each segment for the years ended December 31, 2005, 2006 and 2007 are as follows (in millions of Korean won):

	2005
	Fixed-line telecom services		PCS services		Other		Sub-total		Elimination		Consolidated amount
Total sales	(Won)	11,917,415	(Won)	6,061,013	(Won)	1,349,114	(Won)	19,327,542	(Won)	(2,135,697)	(Won)	17,191,845
Internal sales		(585,956)		(773,739)		(776,002)		(2,135,697)		(2,135,697)		—

Net sales	(Won)	11,331,459	(Won)	5,287,274	(Won)	573,112	(Won)	17,191,845	(Won)	—	(Won)	17,191,845

Operating income	(Won)	1,643,789	(Won)	834,020	(Won)	12,361	(Won)	2,490,170	(Won)	(79,075)	(Won)	2,411,095

Total assets	(Won)	17,936,509	(Won)	8,200,171	(Won)	1,589,037	(Won)	27,725,717	(Won)	(3,047,352)	(Won)	24,678,365

KT CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

	2006
	Fixed-line telecom services		PCS services		Other		Sub-total		Elimination		Consolidated amount
Total sales	(Won)	11,856,009	(Won)	6,507,350	(Won)	1,443,772	(Won)	19,807,131	(Won)	(1,982,251)	(Won)	17,824,880
Internal sales		(506,655)		(719,384)		(756,212)		(1,982,251)		1,982,251		—

Net sales	(Won)	11,349,354	(Won)	5,787,966	(Won)	687,560	(Won)	17,824,880	(Won)	—	(Won)	17,824,880

Operating income	(Won)	1,756,228	(Won)	668,747	(Won)	54,274	(Won)	2,479,249	(Won)	(95,873)	(Won)	2,383,376

Total assets	(Won)	17,962,333	(Won)	8,068,028	(Won)	1,648,946	(Won)	27,679,307	(Won)	(3,435,973)	(Won)	24,243,334

	2007
	Fixed-line telecom services		PCS services		Other		Sub-total		Elimination		Consolidated amount
Total sales	(Won)	11,936,381	(Won)	7,293,321	(Won)	1,839,503	(Won)	21,069,205	(Won)	(2,409,123)	(Won)	18,660,082
Internal sales		(491,440)		(719,384)		(1,198,299)		(2,409,123)		2,409,123		—

Net sales	(Won)	11,444,941	(Won)	6,573,937	(Won)	641,204	(Won)	18,660,082	(Won)	—	(Won)	18,660,082

Operating income	(Won)	1,433,722	(Won)	440,900	(Won)	74,173	(Won)	1,948,795	(Won)	(203,454)	(Won)	1,745,341

Total assets	(Won)	17,950,064	(Won)	7,460,705	(Won)	2,382,708	(Won)	27,793,477	(Won)	(3,666,592)	(Won)	24,126,885

34. VALUE ADDED INFORMATION

Value added information included in operating expenses for the years ended December 31, 2005, 2006 and 2007 are as follows (in millions of Korean won):

	2005		2006		2007
Salaries	(Won)	2,146,127	(Won)	2,224,598	(Won)	2,242,295
Share-based payment		1,072		531		1,239
Severance indemnities		302,049		240,843		359,473
Employee welfare		596,151		527,062		528,902
Rent		245,656		219,825		226,327
Depreciation		3,293,530		3,228,293		3,225,887
Amortization		345,461		389,710		430,623
Taxes and dues		294,921		197,196		195,874

Total	(Won)	7,224,967	(Won)	7,028,058	(Won)	7,210,620

35. EMPLOYEE WELFARE

Employee welfare through various plans spent by the Company for the years ended December 31, 2005, 2006 and 2007 totaled (Won)596,151 million, (Won)527,062 million and (Won)528,902 million, respectively.

Meanwhile, the Company donates cash to Employee Welfare Foundation each year. The related expenses recognized for the years ended December 31, 2005, 2006 and 2007 amounted to (Won)50,000 million, (Won)64,710 million and (Won)84,500 million, respectively.

KT CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

36. RECONCILIATION TO UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in Korea (“Korean GAAP”), which differ in certain respects from accounting principles generally accepted in the United States of America (“U.S. GAAP”). The significant differences are described below. Other differences do not have a significant effect on either consolidated net income or stockholders’ equity.

a. Companies Included in Consolidation

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

The following table shows the Company’s percentage of ownership and carrying value of each of its affiliates that are excluded from consolidation under U.S. GAAP and instead are accounted for under the equity method (in millions of Korean won):

	Percentage of ownership (%)			Carrying value
	2005	2006	2007	2006		2007
Entity
Listed :
KTF	44.6	N/A	N/A		N/A		N/A
Olivenine	—	19.7	19.2	(Won)	22,000	(Won)	21,431
KTSC	36.9	36.9	36.9	(Won)	9,091	(Won)	12,338
Bluecord Technology	—	—	35.3		—	(Won)	19,526
Unlisted :
KTP	44.9	44.9	44.9	(Won)	27,664	(Won)	28,848
Sidus FNH	42.5	N/A	N/A		N/A		N/A
SFNH BF-(1)	—	43.3	43.3	(Won)	13,032	(Won)	12,978
Doremi Media	—	—	—		—		—

The quoted market values (based on closing KOSDAQ prices) of KTSC, Olivenine and Bluecord Technology shares held by the Company is (Won)14,424 million, (Won)20,169 million and (Won)22,898 million as of December 31, 2007, respectively.

As discussed at Note 36 c, for the year ended December 31, 2005, the Company recognized an other-than-temporary impairment loss under U.S. GAAP amounting to (Won)9,595 million relating to KTSC due to the significant decrease of the quoted market value.

The Company acquired additional shares of KTF during the period from February 28, 2006 to September 15, 2006. The Company’s ownership percentage of KTF increased from 44.6% to 50.8% as a result of the series of acquisition. Percentage of ownership exceeded 50% as of August 21, 2006 and accordingly, the Company became the majority stockholder and began to consolidate the financial statements of KTF under U.S. GAAP which were previously accounted for using the equity method until August 20, 2006.

KT CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

Condensed balance sheet data of KTF as of August 20, 2006 under U.S. GAAP is as follows (in millions of Korean won):

Current assets
Accounts receivable—trade	(Won)	1,420,193
Other current assets		1,477,580

Total current assets		2,897,773
Property and equipment, net		4,177,784
Other assets		2,464,479

Total assets	(Won)	9,540,036

Current liabilities
Accounts payable	(Won)	1,213,506
Other current liabilities		830,290

Total current liabilities		2,043,796
Long-term debt, excluding current portion		1,597,631
Other long-term liabilities		804,763

Total liabilities		4,446,190

Minority interest in consolidated subsidiaries		4,321

Stockholders’ equity		5,089,525

Total liabilities, minority interest and stockholders’ equity	(Won)	9,540,036

The acquisition was accounted for as a step acquisition. The purchase price of additional shares was (Won)357,582 million including direct costs of acquisition, and goodwill amounting to (Won)484,599 million was recognized as a result of purchase price allocation. Deferred income tax assets amounting to (Won)416,928 million relating to the basis difference for its investment in KTF while being accounted for under the equity method was derecognized as it is not apparent that the temporary difference will reverse in the foreseeable future and was included in the determination of the total purchase price. Percentage of ownership of KTF is 52.2% as of December 28, 2006 due to the purchase and retirement of treasury stock by KTF. The purchase and retirement of treasury stock is considered a separate step acquisition for which consideration was (Won)164,884 million resulting in additional goodwill of (Won)23,212 million.

The following unaudited pro forma financial information presents the combined results of operations of the Company and KTF in accordance with U.S. GAAP as if the acquisition of KTF had occurred at January 1, 2005 and 2006 (in millions of Korean won except per share data).

	2005		2006
Net revenue	(Won)	17,107,048	(Won)	17,440,435
Net earnings	(Won)	1,159,746	(Won)	1,323,671
Net earnings per share:
Basic (in Korean won)	(Won)	5,482	(Won)	6,306
Diluted (in Korean won)	(Won)	5,475	(Won)	6,299

KTF purchased and retired 2,979,000 shares of treasury stock on November 13, 2007. Due to this purchase and retirement of treasury stock by KTF, the percentage of ownership of KTF is 53.0% as of December 31, 2007 and the Company recognized additional goodwill accounting to (Won)18,745 million.

KT CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

KTFT (owned 73.1% by KTF), KTFM (owned 51.0% by KTF), and KTFI (owned 99.0% by KTF), are consolidated by KTF, accordingly these companies were consolidated in the Company’s consolidated financial statements beginning August 21, 2006. In addition, as of August 21, 2006, Sidus FNH, which is owned by KT and KTF by 35.7% and 15.3%, respectively, was consolidated.

Presented below is the summarized combined financial information of those entities that are consolidated under Korea GAAP but not for U.S. GAAP, prepared in accordance with Korean GAAP as of December 31, 2006 and 2007, and for each of the three years in the period ended December 31, 2007. As KTF became a consolidated subsidiary as of August 21, 2006, the condensed balance sheet information as of December 31, 2006 does not include the balances of KTF. In addition, the condensed income statement information for 2006 includes operational results of KTF for the period from January 1, 2006 through August 20, 2006 (in millions of Korean won).

	2006		2007
Current assets	(Won)	179,847	(Won)	169,535
Non-current assets		150,817		179,439

Total assets		330,664		348,974

Current liabilities		118,599		115,068
Non-current liabilities		48,188		33,817

Total liabilities		166,787		148,885

Net assets	(Won)	163,877	(Won)	200,089

	2005		2006		2007
Operating revenues	(Won)	6,498,916	(Won)	4,335,555	(Won)	210,170
Operating income	(Won)	823,001	(Won)	556,766	(Won)	214,369
Net earnings	(Won)	538,029	(Won)	202,879	(Won)	8,294

	2005		2006		2007
Net cash provided by operating activities	(Won)	2,266,506	(Won)	1,045,235	(Won)	4,487
Net cash used in investing activities		(1,362,616)		(690,269)		(23,322)
Net cash used in financing activities		(644,694)		(350,278)		(19,992)
Effect of changes in consolidated entities		39,706		(287,591)		16,536

Net increase (decrease) in cash and cash equivalents		298,902		(282,903)		(22,291)
Cash and cash equivalents at beginning of the year		53,427		352,329		69,425

Cash and cash equivalents at end of the year	(Won)	352,329	(Won)	69,426	(Won)	47,134

The Company’s proportionate share of U.S. GAAP adjustments of KTF, KTSC, KTFT, KTFM, KTFI, Sidus FNH, KTP and SFNH BF-(1), Olivenine, Bluecord Technology and Doremi Media for periods prior to consolidation are presented in the line item “U.S. GAAP adjustments of equity method affiliates” in the U.S. GAAP reconciliation of net earnings and stockholders' equity for the applicable periods. Condensed consolidated balance sheets as of December 31, 2006 and 2007, and condensed consolidated statements of cash flows of the Company under U.S. GAAP for each of the three years in the period ended December 31, 2007 are presented in Note 36 t.

KT CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

b. Debt and Equity Securities

Under Korean GAAP, non-marketable securities classified as available-for-sale securities are carried at cost or fair value if applicable with unrealized holding gains and losses reported as a capital adjustment, net of tax. For U.S. GAAP purposes, investment in non-marketable equity securities are accounted for under the cost method or the equity method of accounting in accordance with Accounting Principles Board Opinion (“APB”) No. 18.

Under Korean GAAP, available-for-sale securities, whose likelihood of being disposed within one year from the balance sheet date is probable, are classified as current. Under U.S. GAAP, when the disposition of available-for-sale securities within one year is reasonably expected, available-for-sale securities are classified as current.

For U.S. GAAP purposes, the Company accounts for marketable equity and debt investments under the provisions of Statement of Financial Accounting Standards (“SFAS”) No. 115 “Accounting for Certain Investments in Debt and Equity Securities.” SFAS No. 115 requires that marketable equity securities and all debt securities be classified in three categories and accounted for as follows:

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

•

Debt and equity securities not classified as either held-to-maturity securities or trading securities are classified as available-for-sale securities and reported at fair value, with unrealized gains and losses excluded from earnings and reported in a separate component of stockholders' equity until realized.

Information under U.S. GAAP with respect to investments under SFAS No. 115 at December 31, 2006 and 2007 is as follows (in millions of Korean won):

	2006
	Cost or amortized cost		Gross unrealized holding gains		Gross unrealized holding losses		Fair value
Equity securities (available-for-sale)	(Won)	14,499	(Won)	14,946	(Won)	287	(Won)	29,158
Debt securities (available-for-sale)		200,563		1,550		—		202,113

	(Won)	215,062	(Won)	16,496	(Won)	287	(Won)	231,271

	2007
	Cost or amortized cost		Gross unrealized holding gains		Gross unrealized holding losses		Fair value
Equity securities (available-for-sale)	(Won)	25,488	(Won)	19,705	(Won)	297	(Won)	44,896
Debt securities (available-for-sale)		5,156		—		—		5,156

	(Won)	30,644	(Won)	19,705	(Won)	297	(Won)	50,052

The proceeds from sales of available-for-sale securities were (Won)906,395 million in 2005, (Won)690,177 million in 2006 and (Won)1,181,025 million in 2007. The realized gains on those sales were (Won)26,184 million in 2005, (Won)68,293 million in 2006 and (Won)11,428 million in 2007. The average-cost method is used to calculate gains or losses from the sale of available-for-sale securities.

KT CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

Under Korean GAAP, when the subsequent recoveries of impaired available-for-sale securities and held-to-maturity securities result in an increase of their carrying amount, the recovery gains are reported in current operations up to the previously recognized impairment loss as reversal of loss on impairment of investment securities.

Under U.S. GAAP, the subsequent increase in carrying amount of the impaired and written down held-to-maturity securities is not allowed. The subsequent increase in fair value of available-for-sale securities is reported in other comprehensive income.

The subsequent recovery of the impaired held-to-maturity securities amounted to (Won)12,493 million in 2006, while the subsequent recoveries of impaired available-for-sale securities amounted to (Won)227 million in 2006 and (Won)76 million in 2007. However, such differences have not been recognized for U.S. GAAP purposes, since the amounts are immaterial.

On November 3, 2005, the Financial Accounting Standards Board (FASB) issued FASB Staff Position (FSP) SFAS 115-1 and SFAS 124-1, “The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments.” This FSP nullifies certain requirements of Emerging Issue Task Force (EITF) Issue No. 03-1 and supersedes EITF Abstracts, Topic No. D-44, “Recognition of Other-Than-Temporary Impairment upon the Planned Sale of a Security Whose Cost Exceeds Fair Value.” This FSP carries forward the disclosure requirements included in EITF Issue No. 03-1. The Company has not included the disclosure requirements of EITF Issue No. 03-1 related to investments’ gross unrealized losses and fair value, since the amounts were immaterial. These pronouncements were effective for fiscal years beginning after December 15, 2005.

c. Goodwill Impairment including Investor-level Goodwill

Under Korean GAAP, goodwill, which represents the excess of the acquisition cost over the fair value of net identifiable assets acquired, is amortized on a straight-line basis over its estimated economic useful life not exceeding 20 years. When it is no longer probable that goodwill will be recovered from expected future economic benefits, it is expensed immediately. Also, for investments in affiliated companies accounted for using the equity method, the excess of acquisition cost of the affiliates over the Company’s share of their net assets at the acquisition date is amortized by the straight-line method over its estimated useful life.

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

The changes in the carrying amount of goodwill which is recorded in the PCS segment for the years ended December 31, 2006 and 2007 are as follows (in millions of Korean won):

Balance as of January 1, 2006	(Won)	—
Goodwill acquired during the year		507,811

Balance as of December 31, 2006		507,811
Goodwill acquired during the year		18,745

Balance as of December 31, 2007	(Won)	526,556

KT CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

d. Equity Method Accounting

Under Korean GAAP, a put and call combination contract should be recorded as a right and obligation of the Company to acquire shares in accordance with the terms of the contract. Accordingly, the Company recorded the right and obligation of the option contract as additional equity method investment securities and long-term accounts payable.

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

e. Additional Equity Investments in and Transactions of Subsidiaries

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

f. Intangible Assets

Under Korean GAAP, prior to January 1, 2003, development costs and organization costs were deferred and amortized over estimated useful lives provided such costs are recoverable from future earnings. Effective January 1, 2003, the Company adopted SKAS No. 3 “Intangible Assets”, which requires organization costs to be expensed as incurred. As allowed by the transition clause of the statement, development costs prior to January 1, 2003 were not applied to the statement. All of these costs are expensed as incurred under U.S. GAAP except for capitalized internal-use software development costs. Therefore, accounting for such costs under Korean GAAP is consistent with U.S. GAAP for periods after adoption of SKAS No. 3. The variance between Korean GAAP and U.S. GAAP due to development costs incurred before January 1, 2003 was fully reconciled by the end of 2005 as the assets became fully amortized under Korean GAAP. Consequently, as of December 31, 2005, there is no reconciling item in stockholders’ equity relating to GAAP difference for intangible assets.

However, in 2006 as KTF became a consolidated subsidiary of the Company as of August 21, 2006, KTF held frequency usage rights which were capitalized prior to January 1, 2003 under Korean GAAP. Accordingly, the reconciliation amounts reflected in stockholders’ equity as of December 31, 2006 and 2007 relate to differences in accounting for frequency usage rights held by KTF.

KT CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

Under Korean GAAP, the frequency usage right related to the second generation (“2G”) paid by the initial stockholders to obtain the operating licenses prior to the establishment of KTM.Com Co., Ltd. ("KTM"), which was merged into KTF in 2001, was not recognized as an intangible asset in applying purchase accounting of KTM by KT in 2000.

Under U.S. GAAP, the 2G frequency usage right was considered as indefinite lived intangible assets and thus in the process of purchase accounting of KTM, KT recognized the frequency usage right at fair value. However, on December 31, 2005, the Korea Communication Act (“Act”) was revised effective July 1, 2006. Under the revised Act, the frequency usage right of 2G will expire by June 2011. Thus, KTF amortizes the frequency usage right of 2G over the remaining useful life under U.S. GAAP for the years ended December 31, 2006 and 2007.

Identifiable intangible assets determined in accordance with U.S. GAAP as of December 31, 2006 and 2007 are presented below. As KTF became a consolidated subsidiary of KT as of August 21, 2006, the balances as of December 31, 2006 includes intangibles held by KTF and the amortization expense for the year ended December 31, 2006 reflects amortization expense relating to intangibles assets of KTF for the period from August 21, 2006 to December 31, 2006.

	2006
	Gross carrying amount		Accumulated amortization		Net amount
	(In millions of Korean won)
Amortized intangible assets:
Internal-use software	(Won)	614,181	(Won)	310,862	(Won)	303,319
Frequency usage rights		1,465,990		324,037		1,141,953
Buildings and facility utilization rights		127,934		57,718		70,216
Other		290,913		201,798		89,115

Total	(Won)	2,499,018	(Won)	894,415	(Won)	1,604,603

	2007
	Gross carrying amount		Accumulated amortization		Net amount
	(In millions of Korean won)
Amortized intangible assets:
Internal-use software	(Won)	775,845	(Won)	464,290	(Won)	311,554
Frequency usage rights		1,465,990		460,757		1,005,233
Buildings and facility utilization rights		126,742		73,437		53,306
Other		307,372		196,180		111,192

Total	(Won)	2,675,949	(Won)	1,194,664	(Won)	1,481,285

Amortization expense:
For the year ended December 31, 2006	(Won)	182,378 million
For the year ended December 31, 2007		284,016 million

KT CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

Estimated amortization expense (in millions of Korean won):

Year ending December 31,
2008	(Won)	303,550
2009		304,888
2010		194,358
2011		152,270
2012		125,784

The weighted-average amortization period of total amortized intangible assets, internal-use software, frequency usage rights and utilization rights are 9 years, 6 years, 11 years and 20 years, respectively. The Company has no identifiable intangible assets that are not subject to amortization.

g. Depreciation

In 1995, KT adopted a method of depreciation, as allowed under Korean GAAP, whereby property and equipment placed in service at any time during the first half of the year received a full year of depreciation expense, and property and equipment placed in service at any time during the second half of the year received one-half year of depreciation. Also, as permitted under Korean GAAP, depreciation of these assets was based on lives which are shorter than their economic useful lives. In 1996, KT adopted the policy, also acceptable under Korean GAAP, whereby property and equipment is depreciated from the actual date it is placed in service, while continuing to use useful lives which are shorter than the economic useful lives of such assets. In 1998, under Korean GAAP, as required under a ruling by the National Tax Service (which is also applicable under Korean GAAP), the Company changed the estimated useful lives of certain assets, including underground access to cable tunnels and concrete and steel telephone poles acquired after 1995, from 6 years to periods ranging from 20 years to 40 years, and changed the depreciation method from the declining-balance method to the straight-line method.

In 1999, under Korean GAAP, the Company changed its depreciation method for buildings and structures acquired before December 31, 1994, from the declining-balance method to the straight-line method in order to be consistent with the method applied to buildings and structures acquired after January 1, 1995.

Under U.S. GAAP, property and equipment is generally depreciated over its estimated useful life in a systematic and rational manner. In addition, the depreciation method in the year of acquisition based on the Company's in-service dates for its capital additions in 1995 described above, does not comply with U.S. GAAP in that significant depreciation expense is recognized prior to the actual use of the asset. The change in estimated useful lives in 1998, and the changes in 1998 and 1999 from the declining-balance method to the straight-line method would also not be appropriate under U.S. GAAP. Accordingly, adjustments have been reflected for U.S. GAAP purposes for the effect of each of these items.

Under U.S. GAAP, property and equipment is generally depreciated by using the declining-balance method except for the assets of certain subsidiaries, buildings and structures acquired in 1995 and thereafter which are depreciated using the straight-line method.

KT CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

Under U.S. GAAP, the useful lives of property and equipment are summarized as follows:

Estimated Useful Lives
Buildings and structures	5–60 years
Underground access to cable tunnels, and concrete and steel telephone poles	10–40 years
Machinery and equipment	3–15 years
Vehicles	3–10 years
Tools, furniture and fixtures:
Steel safe boxes	20 years
Tools, computer equipment, furniture and fixtures	3–8 years

h. Interest Capitalization

Under Korean GAAP, prior to January 1, 2003, interest was capitalized on borrowings related to the construction of all property and equipment and IMT-2000 frequency usage right, incurred prior to completing the acquisition, as part of the cost of such assets. Effective January 1, 2003, Korean GAAP was revised to allow a company to charge such interest expense to current operations. For Korean GAAP purpose, the Company adopted in 2003 the accounting policy not to capitalize such financing costs prospectively.

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

Under U.S. GAAP, details of interest capitalization for the years ended December 31, 2005, 2006 and 2007 are as follows (in millions of Korean won):

	2005		2006		2007
Total interest costs incurred	(Won)	417,658	(Won)	379,017	(Won)	458,951
Interest capitalized		7,339		9,169		13,372

Amounts charged to expense	(Won)	410,319	(Won)	369,848	(Won)	445,579

i. Revenue Recognition

Under Korean GAAP, non-refundable service installation fees for telephone and initial subscription fees for broadband internet access and PCS services are recognized as revenue when installation and initiation services are rendered. The related direct incremental acquisition costs are expensed as incurred.

Under U.S. GAAP, service installation fees and initial subscription fees related to activation of service are deferred and recognized as revenue over the expected terms of customer relationships. The expected terms of customer relationships for telephone, broadband internet access and leased-line service, and PCS are 15 years, 3 years and 4 years, respectively. The related incremental direct costs related to customer acquisition are deferred and recognized over the period of the customer relationship.

Under Korean GAAP, handset subsidy paid by the Company is accounted as expenses. However, under U.S. GAAP, the handset subsidy is treated as reduction of revenue in accordance with EITF Issue No. 01-09 “Accounting for Consideration Given by a Vendor to a Customer”.

KT CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

j. Income Taxes

Under Korean GAAP, effective January 1, 2005, due to the adoption of SKAS No. 16 “Income Taxes”, deferred income taxes are recognized on the temporary difference related to unrealized gains and losses on investment securities that are reported as a separate component of stockholders’ equity. Any adjustments to income tax provision attributable to prior years are included in income tax expense (benefit). Consequently, there is no GAAP difference as of December 31, 2006 and 2007, respectively, in terms of deferred income taxes on unrealized gains and losses on investment securities.

Under U.S. GAAP, deferred income taxes are recognized on the temporary difference related to unrealized gains and losses on investment securities that are reported as other comprehensive income. Any adjustments to income tax provision attributable to prior years are included in income tax expense (benefit).

Under Korean GAAP, recognition of deferred income tax benefit from equity in losses of affiliates requires realization of the benefit within the near future, which is interpreted to mean within 5 years. The Company does not believe it is probable to realize such benefit within 5 years.

Under U.S. GAAP, deferred income tax assets are recognized for an excess of the tax basis over the amount for financial reporting of domestic and foreign investments accounted for on the equity method (except for corporate joint ventures). However, deferred income tax assets related to consolidated subsidiaries are recognized only “if it is apparent that the temporary difference will reverse in the foreseeable future.”

Under Korean GAAP, prior to January 1, 2005, all deferred income tax assets and liabilities were recorded as non-current. Effective January 1, 2005, per SKAS No. 16, deferred income tax assets and liabilities shall be classified as current or non-current based on the classification of the related assets or liabilities for financial reporting or the expected reversal date of the temporary difference. As a result of adoption of SKAS No. 16, there is no difference between Korean GAAP and U.S. GAAP as of December 31, 2006 and 2007, respectively.

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

Under U.S. GAAP, deferred income tax liabilities are fully recognized for an excess of the amount for financial reporting over the tax basis of an investment in domestic subsidiaries and corporate joint ventures, unless the investment in the subsidiary can be recovered tax-free under local tax laws and management expects that it will ultimately use that means. However, deferred income tax liabilities are not recognized in an investment in a more than 50 percent-owned foreign subsidiary or foreign corporate joint venture that is essentially permanent in duration.

In 2006 the Company adopted KAI opinion 06-2 “Deferred Tax Accounting for Investments in Subsidiaries, Affiliated Companies Accounted for Using the Equity Method, and Interest in Joint Ventures”. This statement requires recognition of deferred income tax asset or liability based on net of all temporary differences arising from the same subsidiary or investee rather than on an individual basis. With this adoption, income tax expenses and income taxes reflected in other comprehensive income in 2005 decreased by (Won)33,508 million and (Won)6,320 million, respectively. According to the transition rule of the statement, Korean GAAP prior year financial statements have been restated.

Under U.S. GAAP, effective January 1, 2007 the Company adopted FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes” (FIN 48), which supplements SFAS No. 109 “Accounting for

KT CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

Income Taxes” (SFAS No. 109), by defining the confidence level that a tax position must meet in order to be recognized in the financial statements. FIN 48 requires that the tax effect(s) of a position be recognized only if it is “more-likely-than-not” to be sustained based solely on its technical merits as of the reporting date. The more-likely-than-not threshold represents a positive assertion by management that a company is entitled to the economic benefits of a tax position. If a tax position is not considered more-likely-than-not to be sustained based solely on its technical merits, no benefits of the tax position are to be recognized. The more-likely-than-not threshold must continue to be met in each reporting period to support continued recognition of a benefit. With the adoption of FIN 48, companies are required to adjust their financial statements to reflect only those tax positions that are more-likely-than-not to be sustained. Any necessary adjustment would be recorded directly to retained earnings and reported as a change in accounting principle. As a result of the adoption of FIN 48 as of January 1, 2007, the Company recorded a decrease to retained earnings of (Won)58,667 million as a cumulative effect of a change in accounting principle with an increase to the liability amounting to (Won)67,142 million for uncertain tax positions and an increase to the deferred income tax asset amounting to (Won)8,475 million.

k. Foreign Currency Transactions

Under Korean GAAP, prior to January 1, 2003, all unrealized foreign currency translation gains and losses on monetary assets and liabilities, except for amounts included in the cost of property and equipment, were included in results of operations. Effective January 1, 2003 the Company adopted SKAS No. 7, “Capitalization of Financing Costs”. As allowed by the standard, the Company elected to include all unrealized foreign currency translation gains and losses (including property and equipment) in the results of operations.

Under U.S. GAAP, all foreign exchange transaction gains and losses (referred to as translation gains and losses under Korean GAAP) are included in the results of operations for the current period and therefore, the amounts included in property and equipment and related depreciation expense under Korean GAAP are reversed.

Under Korean GAAP, the convertible notes denominated in a foreign currency are regarded as non-monetary liabilities since they have equity-like characteristics, and the Company does not recognize the associated foreign currency translation gain and loss.

Under U.S. GAAP, the convertible notes denominated in a foreign currency are translated at the rate of exchange on the balance sheet date, and the resulting foreign currency transaction gain and loss is included in the results of operations.

l. Convertible Notes

Under Korean GAAP, prior to January 1, 2003, the convertible notes entered into between KT and KTF during 2002 were treated as long-term investment securities and were reported at cost. However, effective January 1, 2003, the Company adopted SKAS No. 9, “Convertible Securities”, which requires that convertible notes be categorized as available-for-sale securities and reported at fair value. The Company recognizes interest income on convertible notes as determined using the effective interest method and unrealized holding gain and losses of the difference between fair value and book value as a component of stockholders’ equity. However, since these convertible notes are between the parent and a consolidated subsidiary under Korean GAAP, the convertible notes and related interest income/expense are eliminated in consolidation. All the convertible notes, which were issued by KTF in 2002, were redeemed for cash on their maturity date (November 29, 2005).

For U.S. GAAP purposes, convertible notes are considered a hybrid instrument with a conversion option embedded in the debt instrument. In accordance with SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities”, the conversion option is bifurcated from the debt instrument and accounted for

KT CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

separately. The conversion option is recorded at fair value with gains and losses included in earnings. The debt instrument is classified as an available-for-sale debt security and reported at fair value, with unrealized gains and losses reported as a separate component of stockholders’ equity. As mentioned above, the face value of notes of (Won)370,000 million were repaid on November 29, 2005, and the Company does not have any convertible notes as of December 31, 2006 and 2007.

m. Minority Interest in Consolidated Subsidiaries

Under Korean GAAP, minority interests in consolidated subsidiaries are presented as a component of stockholders’ equity in the consolidated balance sheet.

Under U.S. GAAP, minority interests in consolidated subsidiaries are not included in stockholders’ equity; rather, it is presented between liabilities and stockholders’ equity item in the consolidated balance sheet.

The differences relating to minority interest in net profit between Korean GAAP and U.S. GAAP consist of reconciliation items affecting non-wholly-owned subsidiaries that are allocable to the minority interest holders.

n. Stockholder’s Agreement between KT and DoCoMo

Under Korean GAAP, stockholders’ agreement between the Company and DoCoMo is regarded as a contingency which does not require recognition other than disclosure.

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

o. Other

Korean GAAP requires gains and losses from the sale of property and equipment and impairment write-downs to be included as part of non-operating revenues (expenses). Under U.S. GAAP, gains and losses from the sale of property and equipment and impairment write-downs are required to be recorded as a component of operating income.

Under Korean GAAP, purchase of treasury stock is regarded as temporary and does not impact the ownership percentages of stockholders unless there is an explicit purpose of retirement of the repurchased shares in accordance with resolution of board of directors or stockholders' meeting. Under U.S. GAAP, purchase of treasury stock results in a change of an entity's ownership structure and ownership percentages of stockholders.

p. Comprehensive Income

Prior to January 1, 2007, Korean GAAP did not require to present comprehensive income, however, effective January 1, 2007, the Company adopted SKAS No. 21, “Preparation and Presentation of Financial Statements 1”, which requires separate disclosure of the details of comprehensive income. Consequently, there is no GAAP difference as of December 31, 2007, in terms of disclosure of comprehensive income and its components.

KT CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

Under U.S. GAAP, comprehensive income and its components must be presented in the financial statements. Comprehensive income includes all changes in stockholders’ equity during a period except those resulting from investments by, or distributions to, owners, including certain items not included in the current results of operations.

Comprehensive income for the years ended and accumulated other comprehensive income balances as of December 31, 2005, 2006 and 2007 are summarized as follows (in millions of Korean won):

	2005		2006		2007
Net earnings as adjusted in accordance with U.S. GAAP	(Won)	1,148,534	(Won)	1,329,343	(Won)	1,068,533
Other comprehensive income, net of tax :
Foreign currency translation adjustments		(3,508)		(10,520)		19,295
Unrealized gains on investments :
Unrealized holding gains, net of tax of (Won)26,509 million, (Won)1,351 million and (Won)1,023 million in 2005, 2006 and 2007, respectively		69,884		3,562		2,698
Less : reclassification adjustment for gains (losses) realized in net earning due to disposal, net of tax of ((Won)7,021) million, (Won)39 million and (Won)1,004 million in 2005, 2006 and 2007, respectively		(18,984)		102		2,648
Unrealized gains on valuation of derivatives, net of tax of (Won)768 million in 2007		—		—		2,024

Comprehensive income as adjusted in accordance with U.S. GAAP	(Won)	1,195,926	(Won)	1,322,487	(Won)	1,095,198

Accumulated other comprehensive income (loss) balances:
Foreign currency translation adjustments	(Won)	(6,355)	(Won)	(16,875)	(Won)	2,420
Unrealized gains on investments		66,465		70,129		75,475
Unrealized gains on valuation of derivatives		—		—		2,024

	(Won)	60,110	(Won)	53,254	(Won)	79,919

q. Statements of Cash Flows

Statements of cash flows under Korean GAAP include the cash flows of KTSC, KTP, SFNH BF-(1), Olivenine, Bluecord Technology and Doremi Media, which are accounted for under the equity method under U.S. GAAP.

Under Korean GAAP, cash flows from contributions that are restricted for the purposes of constructing are included in investing activities. For U.S. GAAP purposes, those cash flows are included in financing activities. In addition, under Korean GAAP cash flows from initial consolidation or deconsolidation of subsidiary is presented as a separate line whereas for U.S. GAAP purposes, it is categorized as investing activities net of cash paid or received.

r. Significant New Accounting Pronouncements

(i)

In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements” (SFAS No. 157) which provides a consistent definition of fair value which focuses on exit price and prioritizes, within a measurement of fair value, the use of market-based inputs over entity-specific inputs.

KT CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

SFAS No. 157 requires expanded disclosures about fair value measurements and establishes a three-level hierarchy for fair value measurements based on the transparency of inputs to the valuation of an asset or liability as of the measurement date. The standard also requires that a company use its own nonperformance risk when measuring liabilities carried at fair value, including derivatives. In February 2008, the FASB approved FSP No. 157-2, “Effective Date of FASB Statement No. 157”(FSP No. 157-2), that permits companies to partially defer the effective date of SFAS No. 157 for one year for nonfinancial assets and nonfinancial liabilities that are recognized or disclosed at fair value in the financial statements on a nonrecurring basis. The FSP did not permit companies to defer recognition and disclosure requirements for financial assets and financial liabilities or for nonfinancial assets and nonfinancial liabilities that are remeasured at least annually. SFAS No. 157 is effective for financial assets and financial liabilities and for nonfinancial assets and nonfinancial liabilities that are remeasured at least annually for financial statements issued for fiscal years beginning after November 15, 2007. The provisions of SFAS No. 157 will be applied prospectively. Management intends to defer adoption of SFAS No. 157 for one year for nonfinancial assets and nonfinancial liabilities that are recognized or disclosed at fair value in the financial statements on a nonrecurring basis and is currently evaluating the effects, if any, that SFAS No. 157 may have on the Company’s financial condition and results of operations.

(ii)	In September 2006, the FASB ratified EITF Issue No. 06-1, “Accounting for Consideration Given by a Service Provider to a Manufacturer or Reseller of Equipment Necessary for an End-Customer to Receive Service from the Service Provider” (EITF No. 06-1), which provides guidance regarding whether the consideration given by a service provider to a manufacturer or reseller of specialized equipment should be characterized as a reduction of revenue or as an expense. EITF No. 06-1 is effective for the first annual reporting period beginning after June 15, 2007. Entities are required to recognize the effects of applying this issue as a change in accounting principle through retrospective application to all prior periods unless it is impracticable to do so. Management estimates that upon adoption, this guidance will not have a material effect on the Company’s financial condition and results of operations.

(iii)	In February 2007, the FASB issued SFAS No. 159 “The Fair Value Option for Financial Assets and Financial Liabilities—including an Amendment of SFAS No. 115” (SFAS No. 159), which permits an entity to measure certain financial assets and financial liabilities at fair value that are not currently required to be measured at fair value. Entities that elect the fair value option will report unrealized gains and losses in earnings at each subsequent reporting date. The fair value option may be elected on an instrument-by-instrument basis, with few exceptions. SFAS No. 159 amends previous guidance to extend the use of the fair value option to available-for-sale and held-to-maturity securities. The Statement also establishes presentation and disclosure requirements to help financial statement users understand the effect of the election. SFAS No. 159 is effective as of the beginning of the first fiscal year beginning after November 15, 2007. Management does not expect the adoption of this standard to have a material impact on the Company’s financial condition and results of operations.

(iv)	In June 2007, the FASB ratified EITF Issue No. 07-3, “Accounting for Nonrefundable Payments for Goods or Services to Be Used in Future Research and Development Activities” (EITF 07-3), requiring that nonrefundable advance payments for future research and development activities be deferred and capitalized. Such amounts should be expensed as the related goods are delivered or the related services are performed. The Statement is effective for fiscal years beginning after December 15, 2007. Management estimates that upon adoption, this guidance will not have a material effect on the Company’s financial condition and results of operations.

KT CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

(v)	In June 2007, the FASB ratified EITF Issue No. 06-11, “Accounting for Income Tax Benefits of Dividends on Share-Based Payment Awards” (EITF 06-11), which requires entities to record to additional paid in capital the tax benefits on dividends or dividend equivalents that are charged to retained earnings for certain share-based awards. In a share-based payment arrangement, employees may receive dividends or dividend equivalents on awards of nonvested equity shares, nonvested equity share units during the vesting period, and share options until the exercise date. Generally, the payment of such dividends can be treated as deductible compensation for tax purposes. The amount of tax benefits recognized in additional paid-in capital should be included in the pool of excess tax benefits available to absorb tax deficiencies on share-based payment awards. EITF 06-11 is effective for fiscal years beginning after December 15, 2007. Management estimates that upon adoption, this guidance will not have a material effect on the Company’s financial condition and results of operations.

(vi)	In December 2007, the FASB issued SFAS No. 141(R), “Business Combinations” (SFAS No. 141(R)) which retained the underlying concepts of SFAS No. 141 in that all business combinations are still required to be accounted for at fair value under the acquisition method of accounting but SFAS No. 141(R) changed the method of applying the acquisition method in a number of significant aspects. SFAS No. 141(R) will require that: (1) for all business combinations, the acquirer records all assets and liabilities of the acquired business, including goodwill, generally at their fair values; (2) certain contingent assets and liabilities acquired be recognized at their fair values on the acquisition date; (3) contingent consideration be recognized at its fair value on the acquisition date and, for certain arrangements, changes in fair value will be recognized in earnings until settled; (4) acquisition-related transaction and restructuring costs be expensed rather than treated as part of the cost of the acquisition and included in the amount recorded for assets acquired; (5) in step acquisitions, previous equity interests in an acquiree held prior to obtaining control be re-measured to their acquisition-date fair values, with any gain or loss recognized in earnings; and (6) when making adjustments to finalize initial accounting, companies revise any previously issued post-acquisition financial information in future financial statements to reflect any adjustments as if they had been recorded on the acquisition date. SFAS No. 141(R) is effective on a prospective basis for all business combinations for which the acquisition date is on or after the beginning of the first annual period subsequent to December 15, 2008, with the exception of the accounting for valuation allowances on deferred taxes and acquired tax contingencies. SFAS No. 141(R) amends SFAS No. 109 such that adjustments made to valuation allowances on deferred taxes and acquired tax contingencies associated with acquisitions that closed prior to the effective date of this statement should also apply the provisions of SFAS No. 141(R). This standard will be applied to all future business combinations after December 31, 2008.

(vii)	In December 2007, the FASB issued SFAS No. 160, “Noncontrolling Interests in Consolidated Financial Statements, an Amendment of ARB 51” (SFAS No. 160) which amends ARB 51 to establish new standards that will govern the accounting for and reporting of noncontrolling interests in partially owned consolidated subsidiaries and the loss of control of subsidiaries. Also, SFAS No. 160 requires that: (1) noncontrolling interest, previously referred to as minority interest, be reported as part of equity in the consolidated financial statements; (2) losses be allocated to the noncontrolling interest even when such allocation might result in a deficit balance, reducing the losses attributed to the controlling interest; (3) changes in ownership interests be treated as equity transactions if control is maintained; and, (4) upon a loss of control, any gain or loss on the interest sold be recognized in earnings. SFAS No. 160 is effective on a prospective basis for all fiscal years beginning on or after December 15, 2008, except for the presentation and disclosure requirements, which will be applied retrospectively. Management is currently evaluating the effects, if any, that SFAS No. 160 may have on the Company’s financial condition and results of operations.

KT CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

(viii)	In March 2008, the FASB issued SFAS No. 161, “Disclosures about Derivative Instruments and Hedging Activities—an Amendment of FASB Statement No. 133” (SFAS No. 161), that expands the disclosure requirements of FASB Statement No. 133, “Accounting for Derivative Instruments and Hedging Activities” (SFAS No. 133). SFAS No. 161 requires additional disclosures regarding: (1) how and why an entity uses derivative instruments; (2) how derivative instruments and related hedged items are accounted for under SFAS No. 133; and (3) how derivative instruments and related hedged items affect an entity’s financial position, financial performance, and cash flows. In addition, SFAS No. 161 requires qualitative disclosures about objectives and strategies for using derivatives described in the context of an entity’s risk exposures, quantitative disclosures about the location and fair value of derivative instruments and associated gains and losses, and disclosures about credit-risk-related contingent features in derivative instruments. SFAS No. 161 is effective for fiscal years beginning after November 15, 2008.

(ix)	In May 2008, the FASB issued SFAS No. 162, “The Hierarchy of Generally Accepted Accounting Principles” (“SFAS No. 162”) that is intended to improve financial reporting by identifying a consistent framework, for selecting accounting principles to be used in preparing financial statements that are presented in conformity with U.S. GAAP for nongovernmental entities. SFAS No. 162 is effective 60 days following the Securities and Exchanges Commission's approval of the Public Company Accounting Oversight Board Auditing amendments to AU Section 411, “The Meaning of Present Fairly in Conformity with Generally Accepted Accounting Principles.”

(x)	In May 2008, the FASB issued SFAS No. 163, “Accounting for Financial Guarantee Insurance Contracts—an interpretation of FASB Statement No. 60” (SFAS No. 163) that clarifies how FASB Statement No. 60 applies to financial guarantee insurance contracts, including the recognition and measurement of premium revenue and claim liabilities and also requires expanded disclosures about financial guarantee insurance contracts. SFAS No. 163 is effective for financial statements issued for fiscal years beginning after December 15, 2008, except for some disclosures about the insurance enterprise’s risk-management activities and requires that disclosures about the risk-management activities of the insurance enterprise be effective for the first period beginning after issuance of this Statement. Except for those disclosures, earlier application is not permitted. Management is currently evaluating the effects, if any, that SFAS No. 163 may have on the Company’s financial condition and results of operations.

KT CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

s. U.S. GAAP Reconciliations

The effects of the significant adjustments to net earnings and stockholders' equity for the years ended December 31, 2005, 2006 and 2007 which would be required if U.S. GAAP were to be applied instead of Korean GAAP are summarized as follows (in millions of Korean won except per share data):

	Note reference	2005		2006		2007
Net income (attributable to equity holders of the parent) in accordance with Korean GAAP		(Won)	1,085,450	(Won)	1,291,863	(Won)	1,056,227
Adjustments:
U.S. GAAP adjustments of equity method affiliates	37. a		(22,929)		1,250		—
Equity in income of associates:
Reversal of amortization of goodwill	37. c		130,113		145,510		180,343
Impairment loss relating to equity investee	37. c		(9,595)		—		—
Additional acquisitions of equity investees	37. e		(40,678)		(26,337)		(15,760)
Intangible assets	37. f		1,934		(4,742)		(13,652)
Property and equipment	37. g		(63,555)		(150,885)		(207,573)
Interest capitalization (including related depreciation), net	37. h		13,283		8,631		5,310
Capitalized foreign exchange transactions, net	37. h		(100)		2,789		3,433
Service installation fees	37. i		44,215		17,615		(9,236)
Deferred income tax—methodology difference	37. j		20,267		37,590		(22,618)
Deferred income tax effects of U.S. GAAP adjustments	37. j		(33,357)		1,346		57,363
Miscellaneous accounts	37. j		—		(68)		13,886
Foreign currency translation of convertible notes	37. k		355		948		—
Convertible notes of KTF	37. l		23,131		—		—
Minority interest income	37. m		—		3,833		20,810

		(Won)	63,084	(Won)	37,480	(Won)	12,306

Net earnings as adjusted in accordance with U.S. GAAP		(Won)	1,148,534	(Won)	1,329,343	(Won)	1,068,533

KT CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

The following table sets forth the computation of basic and diluted earnings per share for the years ended December 31, 2005, 2006 and 2007:

	2005				2006				2007
	Diluted		Basic		Diluted		Basic		Diluted		Basic
	(in millions of Korean won except per share data)
CONSOLIDATED
Earnings from continuing operations	(Won)	1,153,604	(Won)	1,153,561	(Won)	1,329,034	(Won)	1,328,995	(Won)	994,399	(Won)	994,399
Earnings (loss) from discontinuing operations		(5,027)		(5,027)		348		348		74,134		74,134

Net earnings available		1,148,577		1,148,534		1,329,382		1,329,343		1,068,533		1,068,533

AVERAGE EQUIVALENT SHARES
Shares of common stock outstanding		211,564,794		211,564,794		209,894,649		209,894,649		206,599,294		206,599,294
Dilutive effect of convertible notes		257,150		—		254,949		—		—		—

Total average equivalent shares		211,821,944		211,564,794		210,149,598		209,894,649		206,599,294		206,599,294

PER SHARE AMOUNTS
Earnings from continuing operations		5,447		5,452		6,325		6,331		4,814		4,814
Earnings (loss) from discontinuing operations		(24)		(24)		2		2		358		358

Net earnings per share	(Won)	5,423	(Won)	5,428	(Won)	6,327	(Won)	6,333	(Won)	5,172	(Won)	5,172

Basic earnings per share is computed on the basis of the weighted-average number of common stock outstanding. Diluted earnings per share is computed on the basis of the weighted-average number of common stock outstanding plus the effect of outstanding convertible notes using the “if-converted method”. The denominator of the diluted earnings per share computation is adjusted to include the number of additional common stock that would have been outstanding had the dilutive potential common stock been issued at the beginning of the period. In addition, the numerator is adjusted to include the after-tax amount of interest and foreign currency translation gain (loss) recognized associated with the convertible notes. Stock options were not considered when calculating diluted earnings per share because the exercise price of the stock options was greater than the average market price of the shares and, therefore, the effect would have been antidilutive.

KT CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

	Note reference	2006		2007
Stockholders’ equity in accordance with Korean GAAP		(Won)	10,697,304	(Won)	11,137,766
Adjustments:
Goodwill impairment	37. c		(12,947)		(12,947)
Reversal of goodwill amortization	37. c		665,962		846,305
Impairment loss relating to equity investee	37. c		(1,462,443)		(1,462,443)
Additional acquisitions of equity investees	37. e		767,257		766,291
Different useful life of intangibles	37. f		111,631		111,631
Intangible assets	37. f		66,662		53,010
Accumulated depreciation	37. g		(302,448)		(510,021)
Interest capitalization, net	37. h		62,512		67,822
Capitalized foreign exchange transactions, net	37. h		(7,329)		(3,896)
Service installation fees	37. i		(472,382)		(481,618)
Deferred tax—methodology difference	37. j		51,136		28,518
Deferred tax effects of U.S. GAAP adjustments	37. j		169,242		226,605
Miscellaneous accounts	37. j		79		(44,704)
Minority interest	37. m		(2,296,243)		(2,283,928)

			(2,659,311)		(2,699,375)

Stockholders’ equity as adjusted in accordance with U.S. GAAP		(Won)	8,037,993	(Won)	8,438,391

t. Condensed Consolidated U.S. GAAP Financial Information

Condensed consolidated balance sheets in accordance with U.S. GAAP as of December 31, 2006 and 2007 are presented as follows (in millions of Korean won):

	2006		2007
Current assets
Accounts receivable—trade	(Won)	2,540,682	(Won)	2,510,955
Other current assets		3,264,309		2,974,231

Total current assets		5,804,991		5,485,186
Investments		340,143		413,012
Property and equipment, net		14,729,385		14,670,821
Goodwill		532,592		557,119
Other assets		2,691,388		2,897,283

Total assets	(Won)	24,098,499	(Won)	24,023,421

Current liabilities
Accounts payable—trade	(Won)	769,137	(Won)	1,009,032
Other current liabilities		4,702,683		4,144,455

Total current liabilities		5,471,820		5,153,487
Long-term debt, excluding current portion		6,110,171		5,970,098
Other long-term liabilities		2,295,967		2,310,831

Total liabilities		13,877,958		13,434,416

Minority interest in consolidated subsidiaries		2,182,548		2,150,614

Stockholders’ equity		8,037,993		8,438,391

Total liabilities, minority interest and stockholders’ equity	(Won)	24,098,499	(Won)	24,023,421

KT CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

Changes in consolidated stockholders’ equity in accordance with U.S. GAAP for the years ended December 31, 2005, 2006 and 2007 are as follows (in millions of Korean won):

	2005		2006		2007
Beginning of the year	(Won)	6,660,032	(Won)	7,345,041	(Won)	8,037,993
Net earnings		1,148,534		1,329,343		1,068,533
Foreign currency translation adjustments		(3,508)		(10,520)		19,295
Unrealized gains on investments, net of tax		50,900		3,664		2,698
Sale (purchase) of treasury stock, net		122,083		(199,276)		(195,445)
Dividends		(632,277)		(426,113)		(416,191)
Adoption of FIN 48		—		—		(58,667)
Changes in consolidated entities		—		—		(23,990)
Other, net of tax		(723)		(4,146)		4,165

End of the year	(Won)	7,345,041	(Won)	8,037,993	(Won)	8,438,391

KT CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

Condensed consolidated statements of cash flows in accordance with U.S. GAAP for the years ended December 31, 2005, 2006 and 2007, respectively, are set out below (in millions of Korean won):

	2005		2006		2007
CASH FLOWS FROM OPERATING ACTIVITIES :
Net income	(Won)	1,148,534	(Won)	1,329,343	(Won)	1,068,533
Adjustments to reconcile net earnings to net cash provided by operating activities:
Depreciation and amortization		2,414,585		2,882,488		3,695,405
Provision for doubtful accounts		64,875		47,515		67,263
Loss on disposal of property and equipment		38,034		73,539		76,839
Equity in loss of associates		(117,939)		(81,488)		(145,861)
Deferred income tax expense (benefit)		55,238		(15,261)		(68,417)
Gain on disposition of available-for-sale securities, net		(85,328)		(63,133)		(10,825)
Impairment losses of equity method affiliates		9,595		—		—
Foreign currency translation gain (loss), net		(46,809)		(114,950)		7,293
Gain (loss) on settlement and valuation of derivatives, net		(525)		92,784		(22,440)
Minority interest in earnings of consolidated subsidiaries		6,787		93,874		91,521
Changes in assets and liabilities related to operating activities:
Notes and accounts receivable		171,636		250,695		(416,506)
Inventories		12,153		68,218		(72,708)
Advance payments		(17,953)		52,575		(20,599)
Notes and long-term accounts receivable		(12,122)		(20,705)		(9,384)
Accounts payable		48,174		(81,279)		14,740
Advance receipts		(21,219)		(610)		(30,484)
Income taxes payable		(139,881)		234,888		(150,832)
Prepaid expenses		(3,750)		(5,314)		(12,678)
Withholdings		(5,091)		(340)		24,657
Accrued expenses		177,643		7,821		66,584
Refundable deposits for telephone installation		(128,331)		(48,557)		(66,145)
Payment of severance indemnities		183,136		158,423		254,671
Deposits for severance indemnities		(125,544)		(150,621)		(132,427)
Other, net		(37,793)		(42,900)		51,880

Net Cash Provided by Operating Activities		3,588,105		4,667,005		4,260,080

CASH FLOWS FROM INVESTING ACTIVITIES :
Acquisition of property and equipment		(2,253,726)		(2,827,851)		(3,621,428)
Disposal of property and equipment		29,228		54,819		103,471
Decrease (increase) in short-term financial instruments, net		809,862		369,902		114,459
Disposal of available-for-sale securities		906,395		690,177		1,181,025
Decrease in equity method investment securities		52,179		60,785		10,807
Collection of held-to-maturity securities		11,675		607		252
Acquisition of available-for-sale securities		(224,153)		(647,051)		(981,008)
Acquisition of equity method investment securities		9,207		(9,482)		(7,220)
Acquisition of held-to-maturity securities		—		(281)		(5)
Acquisition of assets and liabilities of consolidated subsidiaries		—		(109,853)		(31,928)
Other, net		(75,341)		(13,715)		(178,630)

Net Cash Used in Investing Activities		(734,674)		(2,431,943)		(3,410,205)

KT CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

	2005		2006		2007
CASH FLOWS FROM FINANCING ACTIVITIES :
Payment of dividends		(632,277)		(426,663)		(472,774)
Repayment of short-term borrowings		(29,232)		25,485		30,601
Repayment of long-term borrowings and current portion of long-term debt		(4,218,763)		(922,740)		(1,314,424)
Increase in long-term borrowings		1,519,075		235,831		872,085
Acquisition of treasury stock		—		(213,664)		(195,217)
Inflows (outflows) from capital transactions of consolidated entities		—		(164,884)		(150,055)
Increase in accounts receivable—trade		—		(200,000)		—
Other, net		(422)		(3,597)		(41,383)

Net Cash Used in Financing Activities		(3,361,619)		(1,670,232)		(1,271,167)

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS		(508,188)		564,830		(421,292)
CASH AND CASH EQUIVALENTS AT BEGINNING OF THE YEAR		1,702,502		1,194,314		1,759,144

CASH AND CASH EQUIVALENTS AT END OF THE YEAR	(Won)	1,194,314	(Won)	1,759,144	(Won)	1,337,852

Supplemental schedule:
Cash paid for interest (net of amounts capitalized)	(Won)	432,935	(Won)	385,553	(Won)	433,471
Cash paid for income taxes	(Won)	450,840	(Won)	322,866	(Won)	486,448

37. ADDITIONAL U.S. GAAP DISCLOSURES

a. Income Tax Expense

The components of income tax expense for the years ended December 31, 2005, 2006 and 2007 are as follows (in millions of Korean won):

	2005		2006		2007
Current income tax expense	(Won)	300,871	(Won)	372,351	(Won)	337,904
Deferred income tax expense (benefit)		55,238		(15,261)		(68,417)

Income tax expense	(Won)	356,109	(Won)	357,090	(Won)	269,487

Substantially all income before income taxes and related income tax expense (benefit) are attributable to domestic operations. The provision for income taxes using statutory tax rates differs from the actual provision for the years ended December 31, 2005, 2006 and 2007 for the following reasons (in millions of Korean won):

	2005		2006		2007
Provision for income taxes at statutory tax rates	(Won)	415,643	(Won)	489,584	(Won)	372,704
Investment tax credits		(171,103)		(147,509)		(121,159)
Additional income tax payment (refund) related to prior year		15,845		(26,449)		(23,683)
Non-temporary difference		95,724		51,341		18,217
Changes in deferred income tax unrecognized		—		(9,877)		10,039
Others		—		—		13,369

Actual provision for income taxes	(Won)	356,109	(Won)	357,090	(Won)	269,487

The effective tax rates after adjustments of certain differences between amounts reported for financial accounting and income tax purpose, were approximately 23.6%, 20.1% and 18.8% for the years ended December 31, 2005, 2006 and 2007, respectively.

KT CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

The tax effects of temporary differences that resulted in significant portions of the deferred income tax assets and liabilities at December 31, 2006 and 2007, computed under U.S. GAAP, and a description of financial statement items that created these differences are as follows (in millions of Korean won):

	2006		2007
Deferred income tax assets:
Allowance for doubtful accounts	(Won)	121,672	(Won)	98,470
Refundable deposits for telephone installation		15,634		14,850
Investment securities		4,139		3,653
Inventories		11,818		9,619
Property and equipment		46,981		130,553
Unearned revenue		131,914		111,144
Equity method investment securities		57,389		46,131
Tax credit carryforwards		68,285		71,555
Tax loss carryforwards		19,289		18,529
Accrued expenses		65,657		81,928
Other		29,390		98,816

Total deferred income tax assets		572,168		685,248

Valuation allowance		8,885		20,558

Deferred income tax assets		563,283		664,690

Deferred income tax liabilities:
Equity method investment securities		(37,541)		(58,973)
Accrued interest income		(1,474)		(1,682)

Deferred income tax liabilities		(39,015)		(60,655)

Net deferred income tax assets	(Won)	524,268	(Won)	604,035

In 2006 and 2007, valuation allowance were recognized by KTR and TSC, consolidated subsidiaries of KT, respectively, as realization of deferred income tax asset was not assessed as more likely than not mainly due to lack of expected future taxable income.

In 2007, the Company was eligible for investment tax credits of (Won)232,615 million. However, due to the minimum tax provisions, the Company utilized only (Won)121,159 million. The remaining tax credit will expire in 2012. During 2007, the Company concluded that the remaining tax credit was more likely than not of realization in the future based on future taxable income estimates. As a result, the Company recorded an income tax benefit of (Won)71,555 million of the tax credit. The tax loss carryforwards of (Won)67,377 million as of December 31, 2007 will expire in 2012. During 2007, certain subsidiaries including TSC did not recognize deferred income tax assets amounting to (Won)10,568 million which resulted from the tax effects of tax loss carryforwards of (Won)38,408 million in excess of taxable differences and future taxable income.

In assessing the realizability of deferred income tax assets, management considers whether it is more likely than not that some portion or all of the deferred income tax assets will not be realized. The ultimate realization of deferred income tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differenced become deductible and tax carryforwards are utilizable. Management considers the scheduled reversal of deferred income tax liabilities, projected future taxable income, and tax planning strategies in making this assessment. Based upon the level of historical taxable income and projections for future taxable income over the periods which the deferred income tax assets are deductible, management believes that it is more likely than not the Company will realize the benefits of these deductible differences and tax carryforwards.

KT CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

Upon adoption of FIN 48 as of January 1, 2007, the Company recorded a decrease to retained earnings of (Won)58,667 million as a cumulative effect of the liability for uncertain tax positions. At January 1, 2007, the Company had (Won)67,142 million of total gross unrecognized tax benefits, of which (Won)46,386 million represents the amount of unrecognized tax benefits that, if recognized, would favorably affect the effective income tax rate in future periods. At December 31, 2007, the amount of unrecognized tax benefits that would favorably affect the effective income tax rate in future periods was (Won)441 million. These amounts consider the guidance in FIN 48-1, “Definition of Settlement in FASB Interpretation No. 48.” The liability for uncertain tax positions is classified as a non-current liability.

A reconciliation of the total amounts of unrecognized tax benefits at the beginning and end of the period is as follows (in millions of Korean won):

	Total
Balance at January 1, 2007	(Won)	67,142
Additions to tax positions recorded during the current year		3,303
Additions to tax positions recorded during prior years		—
Reductions to tax positions recorded during prior years		—
Reductions in tax positions due to lapse of statutory limitations		—
Reductions for settlement		(63,995)

Balance at December 31, 2007	(Won)	6,450

The Company’s practice is to classify interest on uncertain tax positions in interest income (expense) and penalties in non-operating expense. The Company recognized (Won)311 million in penalties in 2007. As of December 31, 2007, the Company had (Won)477 million accrued for the payment of penalties.

The Company has open tax years ranging from 2003 to 2007, by which our taxes remain subject to examination. However, the Company does not anticipate that the total amount of unrecognized tax benefits will significantly change in the next 12 months.

b. Fair Value of Financial Instruments

The following method and assumptions were used to estimate the fair value of each significant class of financial instrument for which it was practicable to estimate such value:

(i) Cash and cash equivalents, short-term financial instruments, accounts receivable, available-for-sale securities, accounts payable, short-term borrowings and accrued expense

The carrying amount approximates fair value due to the short-term maturity of these instruments.

(ii) Investment securities

The fair value of equity securities of non-affiliates and debt securities are estimated based on quoted market prices. For those investments for which there were no quoted market prices, a reasonable estimate of fair value could not be made without incurring excessive costs.

(iii) Loans to employees

The carrying amount of short-term loans approximates fair value due to the short term maturities of these loans. The fair value of long-term loans is estimated based on discounted cash flows using current rates offered for loans of the similar remaining maturities.

KT CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

(iv) Long-term debt

The fair value of the long-term debt, including current portion, is estimated based on quoted market prices for the same or similar issues or on the current rates offered for debt of the same remaining maturities.

(v) Derivative instruments

The fair values of derivative instruments are estimated using available market information and appropriate valuation methodologies.

The estimated fair values of the Company’s significant financial instruments at December 31, 2006 and 2007 are summarized as follows (in millions of Korean won):

	2006				2007
	Carrying amount		Fair value		Carrying amount		Fair value
Cash and cash equivalents	(Won)	1,759,144	(Won)	1,759,144	(Won)	1,337,852	(Won)	1,337,852
Short-term financial instruments		262,099		262,099		259,504		259,504
Notes and accounts receivable		2,837,085		2,837,085		3,058,264		3,058,264
Trading securities		31,358		31,358		46,085		46,085
Available-for-sale securities
• Practicable to estimate fair value		233,631		233,631		48,928		48,928
• Not practicable		32,641		N/A		28,546		N/A
Held-to-maturity securities		341		293		90		78
Derivative instruments—asset		9,290		9,290		450		450
Loans to employees		297,805		268,283		163,864		149,305
Accounts payable		769,137		769,137		1,009,032		1,009,032
Short-term borrowings		183,794		183,794		199,768		199,768
Accrued expenses		415,179		415,179		475,931		475,931
Derivative instruments—liability		169,299		169,299		132,325		132,325
Long-term debt, including current portion		7,432,994		7,377,474		6,979,913		6,848,696

c. Accrued Severance Indemnities

The Company expects to pay the following future benefits to its employees upon their normal retirement age (in millions of Korean won):

Year ending December 31,
2008	(Won)	4,325
2009		6,804
2010		13,272
2011		16,788
2012		29,662
2013-2017		422,274

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

Changes in accrued severance indemnities for the years ended December 31, 2004, 2005 and 2006 are as follows (Won in millions):

	2004		2005		2006
Beginning of year	(Won)	32,740	(Won)	37,517	(Won)	41,465
Severance payments		(8,219)		(11,332)		(12,198)

		24,521		26,185		29,267
Provision(*)		13,189		15,754		15,925
Other changes		(193)		(474)		(827)

End of year	(Won)	37,517	(Won)	41,465	(Won)	44,365

(*)	(Won)519 million, (Won)669 million and (Won)890 million of provision are transferred to development cost for the years ended December 31, 2004, 2005 and 2006, respectively.

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

KT FREETEL CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

(3) Non-listed equity securities as of December 31, 2005 and 2006 are as follows (Won in millions):

	2005		2006
	Book Value		Ownership (%)	Acquisition cost		Net asset value		Book Value
Mondex Korea Co., Ltd.	(Won)	—	6.02	(Won)	920	(Won)	—	(Won)	—
Internet Metix Inc.		23	2.00		200		14		14
Geotel Co., Ltd.(*2)		263	—		—		—		—
Inews24. Co., Ltd.		—	2.83		350		—		—
The Radio News Co., Ltd.		—	10.73		624		—		—
Prime Venture Capital Co., Ltd.		—	4.00		1,000		—		—
Onse Telecom Corp.		105	—		—		—		—
NAZCA Entertainment Co., Ltd.		46	7.13		500		130		46
Toysoft Co., Ltd		28	8.78		500		32		28
Ohmylove Co., Ltd.		131	12.06		1,200		50		50
IMM Investment Corp.		210	1.09		500		283		210
Vacom Wireless, Inc.		719	16.77		1,880		641		641
WIZcommunications Co., Ltd.		290	10.91		290		291		290
Intromobile Co., Ltd.		200	8.00		200		437		200
Korea Smart Card Co., Ltd.		326	1.06		326		24		24
Directmedia Co., Ltd.		248	12.87		435		285		248
Ncerti Co., Ltd.(*1)		328	19.90		328		476		328
Neighbor System, Inc.		—	10.40		525		462		525
Entaz Co., Ltd.		—	10.14		1,000		702		1,000
PT. Mobil-8(*2)		9,115	—		—		—		—
Others		1,212	—		1,622		1,662		1,096

	(Won)	13,244		(Won)	12,400	(Won)	5,489	(Won)	4,700

(*1)	The Company is not able to exercise significant influence over Ncerti Co., Ltd, through its voting rights or other means.
(*2)	Geotel Corp. and PT. Mobil-8 Telecom were listed in 2006.

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

8. INVESTMENT SECURITIES USING THE EQUITY METHOD:

(1) Investment securities using the equity method as of December 31, 2005 and 2006 are as follows (Won in millions):

	Ownership (%)	2005				2006
		Acquisition cost		Book value		Acquisition cost		Book value

Korea Digital Satellite Broadcasting Co., Ltd.	2.12	(Won)	9,954	(Won)	—	(Won)	9,954	(Won)	—
KTFMhows Co., Ltd.(*)	51.00		2,550		2,508		—		—
Harex Info Tech Ltd.	21.17		3,375		2,698		3,375		1,902
Korea IT Fund	10.00		30,000		30,857		30,000		30,483
Korea Telecom Strategy Fund	10.00		2,000		2,015		2,000		1,837
ENtoB Corp.	3.13		500		630		500		673
Boston Enterprise Partners(*)	39.02		—		—		8,000		8,014
Sidus FNH Corp.	15.30		8,400		8,400		8,400		7,264
KTF-CJ Music Contents Investment Fund (Centurion music 1)(*)	50.00		—		—		5,000		5,025
SidusFNH-BENEX Cinema Fund1	6.67		—		—		2,000		2,007

		(Won)	56,779	(Won)	47,108	(Won)	69,229	(Won)	57,205

(*)	KT Freetel consolidated KTFMhows Co,. Ltd. as its total assets as of December 31, 2005 exceeded (Won)7,000 million and excluded Boston Enterprise Partners and KTF-CJ Music Contents Investment Fund from consolidated subsidiaries as KT Freetel isn’t able to exercise the control over them in 2006.

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

(3) The tax effects of each type of temporary difference that gave rise to a significant portion of the deferred tax assets and liabilities in 2005 and 2006 are as follows (Won in millions):

	2005		2006
Current
Allowance for doubtful accounts	(Won)	28,007	(Won)	36,122
Accrued expense		14,386		9,248
Inventory		7,698		8,010
Tax and dues		6,869		5,514
Tax credit carryforwards		30,063		40,114
Other		12,553		8,948

	(Won)	99,576	(Won)	107,956

Non-current
Long-term investment securities	(Won)	18,575	(Won)	225
Provision for severance indemnities		7,149		7,694
Tax credit carryforwards		34,969		28,171
Other		3,662		6,463

	(Won)	64,355	(Won)	42,553

18. OPERATING REVENUE AND EXPENSES:

(1) Operating revenue for the years ended December 31, 2004, 2005 and 2006 consist of the following (Won in millions):

	2004		2005		2006
PCS service	(Won)	4,695,733	(Won)	5,076,026	(Won)	5,319,402
Sales of PCS handsets		1,247,159		1,044,463		1,287,939

	(Won)	5,942,892	(Won)	6,120,489	(Won)	6,607,341

KT FREETEL CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

(2) Operating expenses for the years ended December 31, 2004, 2005 and 2006 are summarized below (Won in millions).

	2004		2005		2006
Salaries and wages	(Won)	175,541	(Won)	180,242	(Won)	176,922
Provision for severance indemnities		12,485		14,968		14,858
Employee welfare		29,665		31,308		35,119
Rent		114,220		114,971		135,828
Lease		61,307		61,307		32,601
Commissions		439,524		414,632		471,363
Depreciation		996,044		1,043,022		1,041,066
Amortization		108,243		116,947		126,465
Tax and dues(*)		45,400		44,363		55,319
Interconnection charges		506,982		603,160		679,462
Leased line charges		357,257		360,655		356,129
Ordinary development costs		9,583		9,652		7,303
Sales promotion		180,574		162,040		330,687
Sales commissions		718,089		721,154		812,095
Advertisements		135,663		114,711		121,186
Bad debt		25,485		54,375		89,240
Water and electricity		49,686		54,900		62,230
Communications		28,907		30,485		27,429
Repairs and maintenance		58,456		74,340		78,723
Cost of PCS handset sales		1,268,367		1,000,824		1,174,261
Other		81,267		84,689		96,395

	(Won)	5,402,745	(Won)	5,292,745	(Won)	5,924,681

(*)	Amounts include fines and penalties of (Won)9,500 million, (Won)10,300 million and (Won)22,600 million related to handset subsidies for the years ended December 31, 2004, 2005 and 2006, respectively.

19. RELATED PARTY TRANSACTIONS:

(1) Related parties are as follows:

Company
Parent company	KT Corporation

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

KT FREETEL CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

Details of the Company’s business segment operations for the years ended December 31, 2004, 2005 and 2006 are as follows (Won in millions):

2004	PCS service		PCS handsets		Total
Operating revenue	(Won)	5,830,818	(Won)	112,074	(Won)	5,942,892
Operating income		528,987		11,160		540,147
Ordinary income		308,610		6,978		315,588
Interest income		12,691		141		12,832
Interest expense		220,606		2,082		222,688
Income tax expense		24,709		857		25,566
Depreciation		992,900		3,144		996,044
Property and equipment, net(*)		4,417,615		12,594		4,430,209
Capital expenditures		945,623		9,496		955,119

2005	PCS service		PCS handset		Total
Operating revenue	(Won)	6,051,789	(Won)	68,700	(Won)	6,120,489
Operating income		824,796		2,948		827,744
Ordinary income		610,653		(5,856)		604,797
Interest income		9,406		—		9,406
Interest expense		184,695		2,006		186,701
Income tax expense		63,650		(7,140)		56,510
Depreciation		1,037,761		5,261		1,043,022
Property and equipment, net(*)		4,050,656		17,960		4,068,616
Capital expenditures		712,704		14,819		727,523

2006	PCS service		PCS handsets		Total
Operating revenue	(Won)	6,507,350	(Won)	99,991	(Won)	6,607,341
Operating income		668,747		13,913		682,660
Ordinary income		513,770		2,057		515,827
Interest income		26,213		—		26,213
Interest expense		142,189		3,055		145,244
Income tax expense		102,068		951		103,019
Depreciation		1,034,083		6,983		1,041,066
Property and equipment, net(*)		4,121,590		19,869		4,141,459
Capital expenditures		1,217,965		14,516		1,232,481

(*)	Construction in progresses is not included.

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

KT FREETEL CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

Comprehensive income for the years ended December 31, 2004, 2005 and 2006 and accumulated other comprehensive income balance as of December 31, 2004, 2005 and 2006 is summarized as follows:

	Korean Won
	2004		2005		2006
	(In millions)
Net income as adjusted in accordance with U.S. GAAP	(Won)	173,856	(Won)	503,798	(Won)	402,991

Other comprehensive income, net of tax:
Foreign currency translation adjustments		—		(89)		24
Unrealized gain (loss) on investments, net of tax of (Won)697 million in 2004, (Won)990 million in 2005 and (Won)1,860 million in 2006		(1,649)		5,989		4,904
Realized gain (loss) included in earnings due to sale of investment securities, net of tax of (Won)1,240 million in 2005 and (Won)1,524 million in 2006		—		(3,268)		(4,017)

Comprehensive income as adjusted in accordance with U.S. GAAP	(Won)	172,207	(Won)	506,430	(Won)	403,902

Accumulated other comprehensive income (loss) balance
Foreign currency translation adjustments	(Won)	—	(Won)	(89)	(Won)	(65)
Unrealized gain (loss) on investments(*)		3,537		6,258		7,145

	(Won)	3,537	(Won)	6,169	(Won)	7,080

(*)	A portion of minority interest was excluded.

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

(19) Effect on Net Earnings and Shareholders’ Equity

The effects of the significant adjustments to net earnings and shareholders’ equity that are required if U.S. GAAP were applied instead of Korean GAAP are summarized as follows (Won in millions, except per share amounts):

	2004		2005		2006
Net income under Korean GAAP	(Won)	287,863	(Won)	547,297	(Won)	412,001

Adjustments:
(3) Capitalization of foreign currency translation gain (loss), net		819		820		(228)
(4) Interest capitalization		12,403		(1,050)		(1,881)
(5) Licensing cost		—		—		(29,583)
(6) Deferred charges(*1)		(3,693)		(5,058)		4,809
(7) Revenue recognition		(1,075)		(3,348)		(15,290)
(10) Merger with KT ICOM		2,884		2,884		6,640
(11) Amortization of subscriber base		(162,204)		(54,068)		—
(12) Disposal of trade accounts and notes receivable		(6,385)		(179)		(147)
(13) Investor-level goodwill		—		—		1,928
Deferred tax effect of U.S. GAAP adjustments		43,244		16,500		24,742

		(114,007)		(43,499)		(9,010)

Adjusted net income under U.S. GAAP	(Won)	173,856	(Won)	503,798	(Won)	402,991

Basic earnings per share	(Won)	946	(Won)	2,774	(Won)	2,004

Diluted earnings per share	(Won)	946	(Won)	2,774	(Won)	2,004

	2005 As restated		2006
Shareholders’ equity under Korean GAAP	(Won)	4,206,722	(Won)	4,320,151

Adjustments:
(3) Capitalization of foreign currency translation gain (loss), net		(607)		(835)
(4) Interest capitalization		68,739		66,858
(5) Licensing cost		162,708		133,125
(6) Deferred charges		(11,961)		(7,152)
(7) Revenue recognition		(6,166)		(21,456)
(9) Merger with KTM.Com(*2)		688,653		688,653
(10) Merger with KT ICOM		(31,481)		(40,679)
(12) Disposal of trade accounts and notes receivable		147		—
(13) Investor-level goodwill		—		1,928
(14) Additional equity investment in subsidiaries		—		1,132
(15) Minority interests in consolidated subsidiary		(20,787)		(11,095)
Deferred tax effect of U.S.GAAP adjustments		(62,423)		(32,978)

		786,822		777,501

Shareholders’ equity under U.S. GAAP	(Won)	4,993,544	(Won)	5,097,652

(*1)	Including the impairment loss of development cost (net of minority interests)
(*2)	Licensing cost related to merger with KTM.Com was moved into Licensing cost section.

KT FREETEL CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

The condensed balance sheets in accordance with U.S. GAAP as of December 31, 2005 and 2006 are as follows (Won in millions):

	2005 As restated		2006
Assets:
Current assets	(Won)	2,823,851	(Won)	2,462,797
Non-current assets		6,709,267		6,479,293

	(Won)	9,533,118	(Won)	8,942,090

Liabilities:
Current liabilities	(Won)	1,774,570	(Won)	2,061,279
Long-term liabilities		2,757,346		1,773,901

		4,531,916		3,835,180
Minority interest in consolidated subsidiaries		7,658		9,258
Shareholders' equity		4,993,544		5,097,652

	(Won)	9,533,118	(Won)	8,942,090

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

(Note1) Reconciling items affecting cash flows related to difference in consolidation between Korean GAAP and U.S. GAAP (See Note 22 (2)).

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

KT CORPORATION (Registrant)

/s/ JOONG-SOO NAM
Name:	Joong-Soo Nam
Title:	President and Chief Executive Officer

Date: June 30, 2008

Exhibit Index

1	Articles of Incorporation of KT Corporation (English translation) Form of Common Stock Certificate of KT Corporation, par value Won 5,000 per share (including translation in English)

2.1*	Deposit Agreement dated as of May 25, 1999 entered into among KT Corporation, Citibank, N.A., as depositary, and all Holders and Beneficial Owners of American Depositary Shares evidenced by the American Depositary Receipts issued thereunder, including the form of American depositary receipt (incorporated herein by reference to Exhibit (a)(i) of the Registrant’s Registration Statement (Registration No. 333-13578) on Form F-6)

2.2*	Form of Amendment No. 1 Deposit Agreement dated as of May 25, 1999 entered into among KT Corporation, Citibank, N.A., as depositary, and all Holders and Beneficial Owners of American Depositary Shares evidenced by the American Depositary Receipts issued thereunder, including the form of American depositary receipt (incorporated herein by reference to Exhibit (a)(ii) of the Registrant’s Registration Statement (Registration No. 333-13578) on Form F-6)

2.3*	Letter from Citibank, N.A., as depositary, to the Registrant relating to the pre-release of the American depositary receipts (incorporated herein by reference to the Registrant’s Registration Statement (Registration No. 333-10330) on Form F-6)

2.4	Letter from Citibank, N.A., as depositary, to the Registrant relating to the establishment of a direct registration system for ADSs and the issuance of uncertified ADSs as part of the direct registration system.

8.1	List of subsidiaries of KT Corporation

12.1	Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2	Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1	Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1	The Telecommunications Basic Law (English translation)

15.2	Enforcement Decree of the Telecommunications Basic Law (English translation)

15.3	The Telecommunications Business Act (English translation)

15.4	Enforcement Decree of the Telecommunications Business Act (English translation)

*	Filed previously