Form 20-F
period 2008-12-31
KT CORP
filed 2009-06-29
CIK 892450

As filed with the Securities and Exchange Commission on June 29, 2009

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 20-F

(Mark One)
☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2008
OR
☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
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

Thomas Bum Joon Kim
206 Jungja-dong
Bundang-ku, Sungnam, Gyunggi-do
463-711 Korea
Telephone: +82-31-727-0850; E-mail: thomaskim@kt.com
(Name, telephone, e-mail and/or facsimile number and address of company contact person)
Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Name of each exchange on which registered
American Depositary Shares, each representing one-half of one share of common stock	New York Stock Exchange, Inc.
Common Stock, par value ~~W~~5,000 per share*	New York Stock Exchange, Inc.*

Securities registered or to be registered pursuant to Section 12(g) of the Act.

None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

None

As of December 31, 2008, there were 202,035,296 shares of common stock, par value ~~W~~5,000 per share, outstanding
(not including 71,500,404 shares of common stock held by the company as treasury shares)

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☑ No ☐

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. Yes ☐  No ☑

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☑  No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☐  No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☑  Accelerated filer ☐  Non-accelerated filer ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing.
U.S. GAAP ☐  IFRS ☐  Other ☑

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow. Item 17 ☐  Item 18 ☑

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐  No ☑

*	Not for trading, but only in connection with the registration of the American Depositary Shares.

i

(continued)

ii

PRESENTATION

All references to “Korea” or the “Republic” contained in this annual report mean the Republic of Korea. All references to the “Government” are to the government of the Republic of Korea. All references to “we,” “us” or the “Company” are to KT Corporation and, as the context may require, its subsidiaries.

All references to “Won” or “~~W~~” in this annual report are to the currency of the Republic and all references to “Dollars,” “$,” “US$” or “U.S. dollars” are to the currency of the United States of America. Our monetary assets and liabilities denominated in foreign currency are translated into Won at the market average exchange rate announced by Seoul Money Brokerage Services, Ltd. on the balance sheet dates, which were, for U.S. dollars, ~~W~~929.6 to US$1.00, ~~W~~938.2 to US$1.00 and ~~W~~1,257.5 to US$1.00 at December 31, 2006, 2007 and 2008, respectively. Our consolidated financial statements are expressed in Won and, solely for the convenience of the reader, the consolidated financial statements as of and for the year ended December 31, 2008 have been translated into United States dollars at the rate of ~~W~~1,262.0 to US$1.00, the noon buying rate in the City of New York for cable transfers in Won as certified for customs purposes by the Federal Reserve Bank of New York at December 31, 2008.

Any discrepancies in any table between totals and the sums of the amounts listed are due to rounding.

Through December 31, 2008, the Korea Accounting Standards Board has issued Statements of Korea Accounting Standards (“SKAS”) No. 1 through No. 25. Among these statements, SKAS No. 1 through No. 10 and SKAS No. 12 through No. 20 are required to be applied in the prior periods. Although SKAS No. 11 and SKAS No. 21 through No. 25 are required to be applied starting in 2007, the accompanying consolidated financial statements for the year ended December 31, 2006 has been reclassified in accordance with Statements of Korea Accounting Standards No. 16 and No. 21 for comparison purposes.

PART I

Item 1.	Identity of Directors, Senior Managers and Advisers

Item 1.A.	Directors and Senior Management

Not applicable.

Item 1.B.	Advisers

Not applicable.

Item 1.C.	Auditors

Not applicable.

Item 2.	Offer Statistics and Expected Timetable

Item 2.A.	Offer Statistics

Not applicable.

Item 2.B.	Method and Expected Timetable

Not applicable.

Item 3.	Key Information

Item 3.A.   Selected Financial Data

You should read the selected consolidated financial data below in conjunction with the Consolidated Financial Statements as of December 31, 2007 and 2008 and for each of the years in the three-year period ended December 31, 2008, and the reports of the independent registered public accounting firms on these statements included herein.

The selected consolidated financial data for the five years ended December 31, 2008 are derived from our audited consolidated financial statements.

Our Consolidated Financial Statements are prepared in accordance with accounting principles generally accepted in Korea (“Korean GAAP”), which differ in certain significant respects from accounting principles generally accepted in the United States of America (“U.S. GAAP”). See Note 38 to the Consolidated Financial Statements for a description of the nature and the effect of such differences.

Income Statement Data

	Year Ended December 31,
	2004		2005		2006		2007		2008		2008
	(In billions of Won and millions of Dollars, except per share data)

Korean GAAP(1):
Operating revenues	~~W~~	17,068	~~W~~	17,192	~~W~~	17,825	~~W~~	18,660	~~W~~	19,645	U	S$15,566
Operating expenses		14,588		14,781		15,442		16,915		18,217		14,435
Operating income		2,481		2,411		2,383		1,745		1,428		1,131
Donations and contribution payments(2)		147		84		86		90		80		63
Income taxes(3)		578		399		476		357		168		133
Income from continuing operations		1,431		1,365		1,510		1,097		513		407
Income (loss) from discontinuing operations		—		(5)		—		74		—		—
Net Income		1,431		1,360		1,510		1,171		513		407
Attributable to equity holders of the parent		1,282		1,085		1,292		1,056		450		357
Attributable to minority interests		149		275		218		115		63		50
Basic income per share from continuing operations		6,084		5,154		6,153		4,754		2,217		1.76
Basic net income per share(4)		6,084		5,131		6,155		5,112		2,217		1.76
Diluted income per share from continuing operations		5,697		5,148		6,146		4,754		2,217		1.76
Diluted net income per share(5)		5,697		5,124		6,148		5,112		2,217		1.76
Dividends per share(6)		3,000		3,000		2,000		2,000		1,120		0.89
U.S. GAAP(7):
Operating revenues	~~W~~	12,240	~~W~~	12,328	~~W~~	14,088	~~W~~	17,961	~~W~~	18,613	U	S$14,749
Operating income		1,944		1,539		1,868		1,498		1,194		946
Income taxes		387		356		357		270		178		141
Income from continuing operations		1,405		1,154		1,329		995		518		411
Income (loss) from discontinuing operations		—		(5)		—		74		—		—
Net income		1,405		1,149		1,329		1,069		518		411
Basic income per share from continuing operations		6,663		5,452		6,331		4,814		2,554		2.02
Basic income per share(4)		6,663		5,428		6,333		5,172		2,554		2.02
Diluted income per share from continuing operations		6,215		5,447		6,325		4,814		2,554		2.02
Diluted income per share(5)		6,215		5,423		6,327		5,172		2,554		2.02

Balance Sheet Data

	Year Ended December 31,
	2004		2005		2006		2007		2008		2008
	(In billions of Won and millions of Dollars)

Korean GAAP(1):
Working capital(8)	~~W~~	(1,526)	~~W~~	1,309	~~W~~	558	~~W~~	564	~~W~~	1,833	US$	1,452
Net property and equipment		15,721		15,087		15,167		15,288		15,189		12,035
Total assets		26,473		24,678		24,243		24,127		26,139		20,712
Long term debt, excluding current portion		6,985		7,360		6,097		5,973		7,947		6,297
Refundable deposits for telephone installation		1,087		958		907		841		782		619
Total stockholders’ equity		9,026		10,390		10,697		11,138		11,088		8,786
U.S. GAAP(7):
Working capital(8)	~~W~~	(763)	~~W~~	334	~~W~~	333	~~W~~	332	~~W~~	1,640	US$	1,299
Net property and equipment		10,846		10,677		14,729		14,671		14,460		11,458
Total assets		20,384		18,383		24,098		24,023		25,974		20,582
Total stockholders’ equity		6,660		7,345		8,038		8,438		8,490		6,728

Other Financial Data

	Year Ended December 31,
	2004		2005		2006		2007		2008		2008
	(In billions of Won and millions of Dollars)

Korean GAAP:
Net cash provided by operating activities	~~W~~	4,719	~~W~~	5,865	~~W~~	5,714	~~W~~	4,265	~~W~~	2,919	US$	2,313
Net cash used in investing activities		(3,618)		(2,526)		(3,061)		(3,449)		(3,531)		(2,798)
Net cash provided by (used in) financing activities		(106)		(3,601)		(2,367)		(1,368)		1,051		833
U.S. GAAP(7):
Net cash provided by operating activities	~~W~~	3,613	~~W~~	3,588	~~W~~	4,667	~~W~~	4,260	~~W~~	2,889	US$	2,289
Net cash used in investing activities		(2,607)		(735)		(2,432)		(3,410)		(3,502)		(2,775)
Net cash provided by (used in) financing activities		(19)		(3,362)		(1,671)		(1,271)		1,147		909

Operating Data

	As of December 31,
	2004	2005	2006	2007	2008
	(Unaudited)

Lines installed (thousands)(9)	25,577	26,190	26,838	26,671	26,008
Lines in service (thousands)(9)	21,091	20,837	20,331	19,980	18,883
Lines in service per 100 inhabitants(9)	43.8	43.1	42.0	41.2	38.8
Mobile subscribers (thousands)(10)	11,729	12,302	12,914	13,721	14,365
Broadband Internet subscribers (thousands)	6,078	6,242	6,353	6,516	6,712

(1)	Through December 31, 2008, the Korea Accounting Standards Board has issued Statements of Korea Accounting Standards (“SKAS”) No. 1 through No. 25. Among these statements, SKAS No. 1 through

No. 10 and SKAS No. 12 through No. 20 are required to be applied in the prior periods. Although SKAS No. 11 and SKAS No. 21 through No. 25 are required to be applied starting in 2007, the balances of 2005 and 2006 have been reclassified in accordance with SKAS No. 16 and No. 21. The balances of 2004 have not been reclassified in accordance with such statements.

(2)	Includes donations and contributions to the Government’s Information and Telecommunication Improvement Fund, the Korea Electronic Telecommunication Research Institute and other institutes supporting science and technology research prior to 2005. In 2007, we reclassified the contributions to the Government’s Information and Telecommunication Improvement Fund to operating expenses and modified related figures for 2007, 2006 and 2005.

(3)	With the early adoption in 2006 of the Application of Korea Accounting Standard 06-2 “Deferred Tax Accounting for Investments in Subsidiaries, Affiliated Companies Accounted for Using the Equity Method, and Interest in Joint Ventures,” the amounts for 2005 and prior years were restated in 2006 as required by this standard.

(4)	Basic earnings per share under Korean GAAP and U.S. GAAP is calculated by dividing net earnings by the weighted average number of shares outstanding during the period. The weighted average number of shares of common stock outstanding during the period was 210,759 thousand for 2004, 211,565 thousand for 2005, 209,895 thousand for 2006, 206,599 thousand for 2007 and 202,891 thousand for 2008.

(5)	Diluted earnings per share are calculated based on the effect of dilutive securities that were outstanding during the period. The denominator of the diluted earnings per share computation is adjusted to include the number of additional common shares that would have been outstanding if the dilutive securities had been converted into common stock. In addition, the numerator is adjusted to include the after-tax amount of interest recognized associated with convertible notes. The weighted average number of common and common equivalent shares outstanding was 233,270 thousand for 2004, 211,822 thousand for 2005, 210,150 thousand for 2006, 206,599 thousand for 2007 and 202,891 thousand for 2008.

(6)	The calculation of dividends per share represents the weighted average dividends paid per share.

(7)	See Note 38 to the Consolidated Financial Statements for reconciliation to U.S. GAAP.

(8)	“Working capital” means current assets minus current liabilities.

(9)	Including public telephones.

(10)	Includes subscribers of KTF and resale subscribers of KT Corporation. As of December 31, 2004, KTF had approximately 9.5 million subscribers and KT Corporation had approximately 2.2 million resale subscribers. As of December 31, 2005, KTF had approximately 9.8 million subscribers and KT Corporation had approximately 2.5 million resale subscribers. As of December 31, 2006, KTF had approximately 10.2 million subscribers and KT Corporation had approximately 2.7 million resale subscribers. As of December 31, 2007, KTF had approximately 10.8 million subscribers and KT Corporation had approximately 2.9 million resale subscribers. As of December 31, 2008, KTF had approximately 11.5 million subscribers and KT Corporation had approximately 2.8 million resale subscribers.

Exchange Rate Information

The following table sets out information concerning the market average exchange rate for the periods and dates indicated.

	At End	Average
Period	of Period	Rate(1)	High	Low
	(Won per US$1.00)

2004	1,043.8	1,145.3	1,195.5	1,038.3
2005	1,013.0	1,024.2	1,060.3	998.2
2006	929.6	956.1	1,013.0	918.0
2007	938.2	929.2	950.0	902.2
2008	1,257.5	1,102.6	1,509.0	934.5
December	1,257.5	1,373.8	1,352.4	1,335.0
2009 (through June 26)	1,283.6	1,349.5	1,573.6	1,236.1
January	1,368.5	1,346.1	1,391.0	1,257.5
February	1,516.4	1,429.5	1,516.4	1,376.2
March	1,377.1	1,462.0	1,573.6	1,328.9
April	1,348.0	1,341.9	1,398.2	1,316.2
May	1,272.9	1,258.7	1,307.3	1,236.1
June (through June 26)	1,283.6	1,258.9	1,287.7	1,236.7

Source:  Seoul Money Brokerage Services, Ltd.

(1)	The average rate for each full year is calculated as the average of the market average exchange rates on the last business day of each month during the relevant year. The average rate for a full month is calculated as the average of the market average exchange rates on each business day during the relevant month (or portion thereof).

Our monetary assets and liabilities denominated in foreign currency are translated into Won at the market average exchange rate announced by Seoul Money Brokerage Services, Ltd. on the balance sheet dates, which were, for U.S. dollars, ~~W~~929.6 to US$1.00, ~~W~~938.2 to US$1.00 and ~~W~~1,257.5 to US$1.00 at December 31, 2006, 2007 and 2008, respectively.

Our consolidated financial statements are expressed in Won and, solely for the convenience of the reader, the consolidated financial statements as of and for the year ended December 31, 2008 have been translated into United States dollars at the rate of ~~W~~1,262.0 to US$1.00, the noon buying rate in the City of New York for cable transfers in Won as certified for customs purposes by the Federal Reserve Bank of New York at December 31, 2008.

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

The telecommunications sector in Korea is rapidly evolving. We face increasing competition from new entrants to the telecommunications market, and we expect the number of service providers in the market to continue to change. Future business combinations and alliances in the telecommunications industry may also significantly change the competitive landscape of the Korean telecommunications industry. In particular, SK Telecom Co., Ltd. (or SK Telecom) acquired a controlling stake in Hanarotelecom Incorporated in 2008, which was renamed SK Broadband Co., Ltd. (or SK Broadband). The acquisition enables SK Telecom to provide fixed-line telecommunications, broadband Internet access and Internet television (or IP-TV) services together with its mobile telecommunications services. On June 1, 2009, KT Freetel Co., Ltd. (or KTF) merged into KT Corporation, with KT Corporation surviving the merger, with the objective of maximizing management efficiencies of our fixed-line and mobile telecommunications operations as well as more effectively responding to the convergence trends in the telecommunications industry. In addition, advances in technology as well as changes in the regulatory environment are occurring. Any significant changes in the competitive landscape of the telecommunications sector and our inability to adapt to such changes could have a material adverse effect on our business, financial condition and results of operations.

Fixed-line Telephone Services.  Before December 1991, we were the sole provider of local, domestic long-distance and international long-distance telephone services in Korea. Since then, various competitors have entered the local, domestic long-distance and international long-distance telephone service markets in Korea, which have eroded our market shares. LG DACOM Corporation and SK Broadband currently provide local, domestic long-distance and international long-distance telephone services. In addition, Onse Telecom Corporation and SK Telink, Inc. currently provide domestic long-distance and international long-distance telephone services. Starting in 1998, specific service providers, such as Internet phone service providers, voice resellers and call-back service providers, also began offering international long-distance service in Korea. While we offer our own Internet phone service, the entry of these and other potential competitors into the local, domestic long-distance and international long-distance telephone service markets has had and may continue to have a material adverse effect on our revenues and profitability from these businesses. We had a market share in local telephone service of 89.8% as of December 31, 2008 in terms of number of subscribers announced by the Korea Communications Commission and a market share in domestic long-distance service of 85.2% in 2008 in terms of number of subscribers announced by the Korea Communications Commission. Further increase in competition may decrease our market shares in such businesses.

Mobile Service.  We provide mobile services based on Code Division Multiple Access or CDMA technology and Wideband Code Division Multiple Access or W-CDMA technology. Prior to the merger of KTF into KT Corporation on June 1, 2009, we provided such services through KTF, which was formerly a consolidated subsidiary. Competitors in the mobile telecommunications service industry are SK Telecom and LG Telecom Co., Ltd. (or LG Telecom). KTF (including resale subscribers of KT Corporation) had a market share of 31.5% as of December 31, 2008 in terms of the number of mobile service subscribers in Korea announced by the Korea Communications Commission, making KTF the second largest mobile telecommunications service provider. SK Telecom had a market share of 50.5% as of December 31, 2008.

Mobile subscribers are allowed to switch their service provider while retaining the same mobile phone number. In addition, all new subscribers of mobile services and existing subscribers who elect to receive a new mobile number, as well as those switching to a third-generation mobile service, are given the uniform mobile code of “010” as the first three digits of their mobile numbers without regard to the mobile service provider. In recent years, mobile service providers also began granting subsidies to subscribers who purchase new handsets. We provide usage charge discounts and subsidies to subscribers who purchase new handsets and additional monthly fees and usage charge discounts and subsidies to those who agree to a subscription period of at least 12 months. Mobile number portability and handset subsidies have intensified competition among the mobile service providers and increased their marketing expenses. If the mobile service providers adopt a strategy of expanding market share through price competition, it could lead to a decrease in our net profit margins.

In recent years, SK Telecom and we also launched third-generation mobile telecommunications services, which we believe have further intensified competition between the two companies and resulted in an increase in their marketing expenses. KTF expanded its coverage area of High Speed Downlink Packet Access (or HSDPA)-based IMT-2000 services nationwide in March 2007 under the brand name “SHOW.” IMT-2000 is a third-generation, high-capacity wireless communications technology, which allows operators to provide to their customers significantly more bandwidth capacity. Although we expect that SK Telecom will face similar challenges to those that we expect to face in implementing this third-generation technology, we cannot assure you that we will continue to be able to successfully compete with SK Telecom. Our inability to compete effectively with SK Telecom could have a material adverse effect on our financial condition and results of operations.

Internet Services.  The Korean broadband Internet access service market has experienced significant growth since Korea Thrunet first introduced its Hybrid Fiber Coaxial (or HFC) based service in 1998. SK Broadband (formerly Hanarotelecom) entered the broadband market in 1999 offering both HFC and Asymmetric Digital Subscriber Line (or ADSL) services. We also began offering broadband Internet access service in 1999, followed by Dreamline, Onse and LG DACOM. In recent years, numerous cable television operators have also begun HFC-based services at rates lower than ours. We had a market share of 43.4% as of December 31, 2008 based on the number of subscribers in Korea announced by the Korea Communications Commission. As a result of having to compete with a number of competitors and the maturing of the Internet access service market, we currently encounter, and we expect to encounter, pressure to increase marketing expenses in the future.

The market for other Internet-related services in Korea is also very competitive. We anticipate that competition will continue to intensify as the usage and popularity of the Internet grows and as new domestic and international competitors enter the Internet industry in Korea. The substantial growth and potential size of the Internet industry in Korea have attracted many competitors and as a result may lead to increasing price competition to provide Internet-related services. Increased competition in the Internet industry could have a material adverse effect on the number of subscribers of our Internet-related service and on our results of operations.

We may fail to realize the anticipated benefits of the merger of KTF into KT Corporation.

On June 1, 2009, KTF merged into KT Corporation, with KT Corporation surviving the merger. The success of the merger of KTF with KT Corporation will depend, in part, on our ability to realize the anticipated synergies, growth opportunities and, to a lesser extent, cost savings from combining these two companies. The realization of these anticipated benefits may be blocked, delayed or reduced as a result of numerous factors, some of which are outside our control. These factors include:

•	difficulties in integrating the operations of KTF with those of KT Corporation, including information systems, personnel, policies and procedures, and in reorganizing or reducing overlapping personnel, operations, marketing networks and administrative functions;

•	unforeseen contingent risks or latent liabilities relating to the merger that may become apparent in the future;

•	difficulties in managing a larger business; and

•	loss of key management personnel or customers.

Accordingly, we cannot assure you that we will realize the anticipated benefits of the merger or that the merger will not adversely affect our combined business, financial condition and results of operations.

The integration of the operations of KTF into KT Corporation may require significant amounts of time, financial resources and management attention. KT Corporation’s management intends to implement a business plan to effectively combine the operations of KTF with the operations of KT Corporation. If this business plan is not effective in integrating these operations, however, we may not realize the anticipated benefits of the merger. The integration process could also result in the disruption of our ongoing business and information technology systems, or inconsistencies in standards, controls, procedures and policies and a reduction in employee morale, each of which may adversely affect our ability to maintain relationships with customers and to retain key personnel.

In addition, as conditions to the approval of the merger of KTF into KT Corporation, the Korea Communications Commission is requiring us to (i) allow competing service providers to have greater access to our cable tunnels and telephone poles, (ii) improve Public Switched Telephone Network (or PSTN) number portability and voice over Internet protocol (VoIP) number portability, and (iii) allow competing service providers to access our wireless Internet network. Such conditions may intensify competition in the telecommunications industry, which could have a material adverse effect on the number of our subscribers and results of operations.

Our WiBro service poses challenges and risks to us.

In March 2005, we acquired a license to provide wireless broadband Internet access service for ~~W~~126 billion. The license is valid for seven years from the grant date and the license amount is amortized over the remaining contractual life commencing from June 2006. Wireless broadband Internet access (or WiBro) service enables two-way wireless broadband Internet access to portable computers, mobile phones and other portable devices at a speed averaging 1 Mbps per user. A subscriber is able to access the WiBro service network during transit at speeds of up to 120 kilometers per hour. We positioned WiBro service to provide Internet Protocol (IP)-based triple-play services, which are voice, data and video. We conducted trial service of WiBro service in parts of Seoul and Gyunggi Province starting in April 2006 and commercially launched our service in these areas in June 2006. We expanded the service to all of metropolitan Seoul and select universities in Gyunggi Province in April 2007 and to 19 neighboring cities in October 2008. We believe that substantial additional amounts of capital expenditures and research and development will be required to complete the buildout of our WiBro service network, and we plan to spend approximately ~~W~~53 billion in capital expenditures in 2009 to expand our WiBro service network, which we may adjust subject to market demand. No assurance can be given that the network will gain broad market acceptance such that we will be able to derive revenues from WiBro service to justify the license fee, capital expenditures and other investments required to provide such service.

Disputes with our labor union may disrupt our business operations.

In the past, we have experienced opposition from our labor union for our strategy of restructuring to improve our efficiency and profitability by disposing of non-core businesses and reducing our employee base. Although we have not experienced any significant labor disputes or unrests in recent years, there can be no assurance that we will not experience labor disputes or unrests in the future, including expanded protests and strikes, which could disrupt our business operations and have an adverse effect on our financial condition and results of operation.

We also negotiate collective bargaining agreements every two years with our labor union and annually negotiate a wage agreement. Our current collective bargaining agreement expires on November 12, 2009. Although we have been able to reach collective bargaining agreements and wage agreements with our labor union in recent years, there can be no assurance that we will not experience labor disputes and unrests resulting from disagreements with the labor union in the future.

The Korean telecommunications and Internet protocol broadcasting industries are subject to extensive Government regulations, and changes in Government policy relating to these industries could have a material adverse effect on our operations and financial condition.

The Government, primarily through the Korea Communications Commission, has authority to regulate the telecommunications industry. The Korea Communications Commission’s policy is to promote competition in the Korean telecommunications markets through measures designed to prevent the dominant service provider in any such market from exercising its market power in such a way as to prevent the emergence and development of viable competitors. Under current Government regulations, if a network service provider has the largest market share for a specified type of service and its revenue from that service for the previous year exceeds a specific revenue amount set by the Korea Communications Commission, it must obtain prior approval from the Korea Communications Commission for the rates and the general terms for that service. Each year the Korea Communications Commission designates service providers the rates and the general terms of which must be approved by the Korea Communications Commission. In recent years, the Korea Communications Commission has so designated us for local telephone service and broadband Internet access service and SK Telecom for mobile service, and the Korea Communications Commission, in consultation with the Ministry of Strategy and Finance, currently approves rates charged by us and SK Telecom for such services. The Korea Communications Commission currently does not regulate our domestic long-distance, international long-distance and mobile service rates, but the inability to freely set our local telephone service and broadband Internet access rates may hurt profits from those businesses and impede our ability to compete effectively against our competitors. See “Item 4. Information on the Company — Item 4.B. Business Overview — Regulation — Rates.” The form of our standard agreement for providing local network service and each agreement for interconnection with other service providers are also subject to approval by the Korea Communications Commission.

Furthermore, the Korea Communications Commission announced in December 2008 its key policy initiatives for 2009. These include (i) promotion of convergence between the telecommunications and the broadcasting industries, (ii) market-friendly regulatory reforms and (iii) consumer protection. Specific measures being reviewed by the Korea Communications Commission include (i) permitting companies with a minimum asset size of ~~W~~10 trillion to engage in general programming and broadcasting contents activities, (ii) formulating a regulatory basis for auctioning superior frequency bandwidth for more efficient use of public frequencies, (iii) lowering the entry barrier for the telecommunications market by moving from a regulatory permit regime to a reporting regime and (iv) relaxing restrictions on service bundling.

We also plan to put more focus on the Internet protocol (or IP) media market, and we began offering IP-TV service on November 17, 2008. IP-TV is a service which combines video-on-demand services with real-time high definition broadcasting via broadband networks. The Korea Communications Commission has the authority to regulate the IP media market, including IP-TV services. Under the Internet Multimedia Broadcasting Business Act, anyone intending to engage in the IP media broadcasting business must obtain a license from the Korea Communications Commission, and anyone intending to engage in the broadcasting of certain contents must obtain additional approval of the Korea Communications Commission. We obtained our IP-TV license on September 8, 2008, and we plan to expand our real-time broadcasting channel offerings via our IP-TV service. Although we currently believe that we may freely compete in this market, there can be no assurance that Government regulations and policies will permit us to continue to do so.

Government policies and regulations relating to the above as well as other regulations involving the Korean telecommunications and IP broadcasting industries (including as a result of the implementation of free trade agreements between Korea and other countries, including the United States and the European Union) may change, which could have a material adverse effect on our operations and financial condition. See “Item 4. Information on the Company — Item 4.B. Business Overview — Regulation.”

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

In July 2004, the Korea Fair Trade Commission began an antitrust investigation into alleged unfair collaborative practices by us, SK Broadband, LG DACOM and Onse in local, domestic long-distance and international long-distance telephone service markets, as well as in broadband Internet access and Internet leased line service markets. On May 25, 2005, the Korea Fair Trade Commission imposed fines of ~~W~~116 billion on us, ~~W~~2 billion on SK Broadband and ~~W~~1 billion on LG DACOM, claiming that we and these other companies engaged in unfair collaborative practices in local telephone and Internet leased line service markets. On September 14, 2005, the Korea Fair Trade Commission imposed an additional fine of ~~W~~24 billion on us for our alleged unfair collaborative practices in domestic and international long-distance telephone service markets. We were following administrative guidelines from the Ministry of Information and Communication, which had advised that we, as a dominant service provider in these markets, assist late market entrants in order to promote a more competitive local telephone service market in Korea. The legality of such administrative guidelines from the Ministry of Information and Communication has been disputed by the Korea Fair Trade Commission.

In response to the initial ruling by the Korea Fair Trade Commission, we have recorded ~~W~~140 billion as taxes and dues under operating expenses in 2005 and paid such amount in 2006. However, we filed for judicial review of such administrative actions relating to domestic long-distance and local telephone service markets. On

December 24, 2008, the Supreme Court of Korea affirmed the Korea Fair Trade Commission’s administrative actions relating to the domestic long distance telephone service markets. The Supreme Court’s decision on the administrative actions relating to the local telephone service market is, however, still pending. We cannot provide any assurance that the ultimate outcome of the remaining Supreme Court decision or related future actions will be favorable to us or reduce the amount of fine imposed on us and that any future investigations by the Korea Fair Trade Commission on alleged unfair collaborative price-fixing practices will not have a material adverse effect on our financial condition or results of operations. See “Item 8. Financial Information — Item 8.A. Consolidated Statements and Other Financial Information — Legal Proceedings.”

Disruptions in global credit and financial markets and the resulting governmental actions around the world could have a material adverse impact on our business and the ability to meet our funding needs, and could cause the market value of our securities to decline.

Global credit markets have been experiencing difficulties and volatility since the second half of 2008. The market uncertainty that started from the U.S. residential market further expanded to other markets such as those for leveraged finance, collateralized debt obligations and other structured products. These developments have resulted in significant contraction, de-leveraging and reduced liquidity in the global credit markets, as well as bankruptcy or acquisition of, and government assistance to, several major U.S. and European financial institutions, beginning with the bankruptcy filing of Lehman Brothers in September 2008. In response to such developments, legislators and financial regulators in the United States and other jurisdictions, including Korea, have implemented a number of policy measures designed to enhance stability to financial markets. However, the overall impact of these legislative and regulatory efforts on the global financial markets is uncertain, and they may not have the intended stabilizing effects. The United States Securities and Exchange Commission, other regulators, self-regulatory organizations and exchanges are authorized to take extraordinary actions in the event of market emergencies, and may effect changes in law or interpretations of existing laws.

We are exposed to risks related to changes in the global and Korean economic environments, changes in interest rates and instability in the global financial markets. As liquidity and credit concerns and volatility in the global financial markets increased significantly, the value of the Won relative to the Dollar has depreciated at an accelerated rate. The market average exchange rate, as announced by Seoul Money Brokerage Services, Ltd., depreciated from ~~W~~934.5 to US$1.00 on January 3, 2008 to ~~W~~1,573.6 to US$1.00 on March 3, 2009. The market average exchange rate, as announced by Seoul Money Brokerage Services, Ltd., was ~~W~~1,283.6 to US$1.00 on June 26, 2009. Such depreciation of the value of the Won may adversely affect our business. See “— Depreciation of the value of the Won against the Dollar and other major foreign currencies may have a material adverse effect on the results of our operations and on the prices of our securities.” Furthermore, as a result of adverse global and Korean economic conditions, there has been a significant overall decline and continuing volatility in securities prices of Korean companies, including ours, which may result in trading and valuation losses on our trading and investment securities portfolio. The Korea Stock Price Index declined from 1,888.88 on May 16, 2008 to 938.75 on October 24, 2008. The Korea Stock Price Index was 1,394.53 on June 26, 2009. In addition, recent increases in credit spreads, as well as limitations on the availability of credit resulting from heightened concerns about the stability of the markets generally and the strength of counterparties specifically have led many lenders and institutional investors to reduce or cease providing funding to borrowers, which may negatively impact our liquidity and results of operation. Major market disruptions and the current adverse changes in market conditions and regulatory climate may further impair our ability to meet our desired funding needs. We cannot predict how long the current market conditions will last. These recent and developing economic and governmental factors may have a material adverse effect on our business and the ability to meet our funding needs, as well as negatively affect the market prices of our securities.

Depreciation of the value of the Won against the Dollar and other major foreign currencies may have a material adverse effect on the results of our operations and on the prices of our securities.

Substantially all of our revenues are denominated in Won. Depreciation of the Won may materially affect the results of our operations because, among other things, it causes an increase in the amount of Won required by us to make interest and principal payments on our foreign-currency-denominated debt, the costs of telecommunications equipment that we purchase from overseas sources, net settlement payments to foreign carriers and administrations and certain payments related to our derivative instruments entered into for foreign exchange risk hedging purposes. Of the ~~W~~7,947 billion total long-term debt (excluding current portion) outstanding as of December 31, 2008, ~~W~~3,088 billion was denominated in foreign currencies with interest rates ranging from 1.45% to 16.5%. See “Item 3. Key Information — Item 3.A. Select Financial Data — Exchange Rate Information” and “Item 5. Operating and Financial Review and Prospects — Item 5.B. Liquidity and Capital Resources.”

Fluctuations in the exchange rate between the Won and the Dollar will also affect the Dollar equivalent of the Won price of the shares of our common stock on the KRX KOSPI Market and, as a result, will likely affect the market price of the ADSs. These fluctuations will also affect the Dollar conversion by the depositary for the ADRs of cash dividends, if any, paid in Won on shares of common stock represented by the ADSs.

Risks Relating to Korea

Korea is our most important market, and our current business and future growth could be materially and adversely affected if economic conditions in Korea deteriorate.

We are incorporated in Korea and a significant portion of our operations is based in Korea. As a result, we are subject to political, economic, legal and regulatory risks specific to Korea. The economic indicators in Korea in recent years have shown mixed signs, and future growth of the Korean economy is subject to many factors beyond our control. Events related to terrorist attacks in the United States that took place on September 11, 2001, developments in the Middle East, including the war in Iraq and Afghanistan, fluctuations in oil and commodity prices, and the occurrence of natural disasters or outbreak of disease in Asia and other parts of the world have increased the uncertainty of world economic prospects in general and continue to have an adverse effect on the Korean economy. In addition, recent difficulties affecting the U.S. and global financial sectors, adverse conditions and volatility in the U.S. and worldwide credit and financial markets and the general weakness of the U.S. and global economy have increased the uncertainty of global economic prospects in general and have adversely affected and may continue to adversely affect the Korean economy. Any future deterioration of the Korean and global economy could adversely affect our business, financial condition and results of operations.

Developments that could have an adverse impact on Korea’s economy include:

•	continuing difficulties in the housing and financial sectors in the United States and elsewhere and the resulting adverse effect on the global financial markets;

•	a slowdown in consumer spending and the overall economy;

•	adverse changes or volatility in foreign currency reserve levels, commodity prices (including oil prices), exchange rates (including fluctuation of the Dollar or Japanese Yen exchange rates or revaluation of the Chinese renminbi), interest rates or stock markets;

•	adverse developments in the economies of countries that are important export markets for Korea, such as the United States, Japan and China, or in emerging market economies in Asia or elsewhere;

•	the continued emergence of the Chinese economy, to the extent its benefits (such as increased exports to China) are outweighed by its costs (such as competition in export markets or for foreign investment and the relocation of the manufacturing base from Korea to China);

•	the economic impact of any pending or future free trade agreements, including those with the United States or the European Union;

•	social and labor unrest;

•	substantial decreases in the market prices of Korean real estate;

•	a decrease in tax revenues and a substantial increase in the Government’s expenditures for unemployment compensation and other social programs that, together, would lead to an increased government budget deficit;

•	financial problems or lack of progress in restructuring of Korean conglomerates, other large troubled companies, their suppliers or the financial sector;

•	loss of investor confidence arising from corporate accounting irregularities and corporate governance issues of certain Korean conglomerates;

•	geo-political uncertainty and risk of further attacks by terrorist groups around the world;

•	the recurrence of severe acute respiratory syndrome or an outbreak of avian flu in Asia and other parts of the world;

•	deterioration in economic or diplomatic relations between Korea and its trading partners or allies, including deterioration resulting from trade disputes or disagreements in foreign policy;

•	political uncertainty or increasing strife among or within political parties in Korea;

•	hostilities involving oil producing countries in the Middle East and any material disruption in the supply of oil or increase in the price of oil; and

•	an increase in the level of tension or an outbreak of hostilities between North Korea and Korea or the United States.

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

In addition to conducting test flights of long-range missiles, North Korea announced in October 2006 that it had successfully conducted a nuclear test, which increased tensions in the region and elicited strong objections worldwide. In response, the United Nations Security Council passed a resolution that prohibits any United Nations member state from conducting transactions with North Korea in connection with any large scale arms and material or technology related to missile development or weapons of mass destruction and from providing luxury goods to North Korea, imposes an asset freeze and travel ban on persons associated with North Korea’s weapons program, and calls upon all United Nations member states to take cooperative action, including through inspection of cargo to or from North Korea. In response, North Korea agreed in February 2007 at the six-party talks to shut down and seal the Yongbyon nuclear facility, including the reprocessing facility, and readmit international inspectors to conduct all necessary monitoring and verifications. In June 2008, North Korea demolished the cooling tower at its main reactor complex in Yongbyon. After reaching an agreement with North Korea on a series of measures to verify North Korea’s efforts in dismantling its nuclear program, the United States provisionally rescinded the designation of the North Korea as a State Sponsor of Terrorism, effective from October 11, 2008. However, on April 5, 2009, North Korea launched a long-range rocket over the Pacific Ocean, claiming that the launch intended to put an orbital satellite into space. The United States Northern Command issued a statement that North Korea’s long-range rocket flew over Japan, with its payload landing in the Pacific Ocean. On April 13, 2009, the United Nations Security Council unanimously passed a resolution that condemned North Korea for the launch and decided to tighten sanctions against North Korea. In response, North Korea announced on April 14, 2009 that it would permanently pull out of nuclear disarmament talks and restart its nuclear program. On May 25, 2009, North Korea announced that it had successfully conducted a second nuclear test and test-fired three short-range, surface-to-air missiles. In response, the United Nations Security Council unanimously passed a resolution on June 12, 2009 that condemned North Korea for the nuclear test and tightened sanctions against North Korea.

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

Korean law currently limits foreign ownership of the ADSs and our shares. In addition, under our deposit agreement, the depositary bank cannot accept deposits of shares and deliver ADSs representing those shares unless (1) we have consented to such deposit or (2) Korean counsel has advised the depositary bank that the consent required under (1) is no longer required under Korean laws and regulations. Under current Korean laws and regulations, the depositary bank is required to obtain our prior consent for the number of shares to be deposited in any given proposed deposit which exceeds the difference between (1) the aggregate number of shares deposited by us or with our consent for the issuance of ADSs (including deposits in connection with the initial and all subsequent offerings of ADSs and stock dividends or other distributions related to these ADSs) and (2) the number of shares on deposit with the depositary bank at the time of such proposed deposit. The depositary bank has informed us that, at a time it considers to be appropriate, the depositary bank plans to start accepting deposits of shares without our consent and to deliver ADSs representing those shares up to the amount allowed under current Korean laws and regulations. Until such time, however, the depositary bank will continue to obtain our consent for such deposits of shares and delivery of ADSs, which we may not provide. Consequently, if an investor surrenders his ADSs to withdraw the underlying shares, he may not be allowed to deposit the shares again to obtain ADSs. See “Item 10. Additional Information — Item 10.D. Exchange Controls.”

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

In 1981, the Government established us under the Korea Telecom Act to operate the telecommunications services business that it previously directly operated. Under the Korea Telecom Act and the Government-Invested Enterprises Management Basic Act, the Government had greater control over our business and affairs. Effective October 1, 1997, the Korea Telecom Act was repealed and the Government-Invested Enterprises Management Basic Act became inapplicable to us. As a result, we became a corporation under the Commercial Code, and our corporate organization and shareholders’ rights were governed by the Privatization Law and the Commercial Code. Among other things, we began to exercise greater autonomy in setting our annual budget and making investments in the telecommunications industry, and our directors, who used to be appointed by the Government under the Korea Telecom Act, are now elected by our shareholders.

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

Before December 1991, we were the sole provider of local, domestic long-distance and international long-distance telephone services in Korea. The Government began to introduce competition in the telecommunications services market in the early 1990’s. As a result, including ourselves, there are currently three local telephone service providers, five domestic long-distance carriers and numerous international long-distance carriers (including voice resellers) in Korea. In addition, the Government has awarded licenses to several new service providers to enhance the competition in other telecommunications business areas such as mobile telephone services and data network services. On June 1, 2009, KTF merged into KT Corporation, with KT Corporation surviving the merger, with the objective of maximizing management efficiencies of our fixed-line and mobile telecommunications operations as well as more effectively responding to the convergence trends in the telecommunications industry. See “Item 4.B. Business Overview — Competition.”

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

We are the leading telecommunications service provider in Korea and one of the largest and most advanced in Asia. As an integrated telecommunications service provider, our principal services include:

•	telephone services, including local, domestic long-distance and international long-distance fixed-line telephone services and interconnection services to other telecommunications companies;

•	broadband Internet access service and other Internet-related services, including IP-TV services;

•	PCS mobile telecommunications service and third-generation HSDPA-based IMT-2000 wireless Internet and video multimedia communications services; and

•	various other services, including leased line service and other data communication service, satellite service and information technology and network services.

We own substantially all of the domestic public exchanges, the nationwide network of local telephone lines, the principal public long-distance telephone transmission facilities and the principal data communications network in Korea, as well as two satellites in operation. In addition, we operate nationwide PCS and HSDPA-based IMT-2000 networks.

Historically, we have derived a substantial majority of our revenues from fixed-line telephone services. However, as our traditional businesses have matured and new technologies have become available, we have successfully leveraged our nationwide network, strong brand name and established customer base in Korea to pursue new growth opportunities.

We are focusing on building upon our strong position in each of our principal lines of business:

•	We are currently the dominant provider of fixed-line telephone services in Korea with approximately 26.0 million installed lines, of which 18.9 million lines were in service as of December 31, 2008. As of December 31, 2008, our market share of the local market was 89.8% based on the number of local fixed-line subscribers announced by the Korea Communications Commission. Based on number of subscribers in 2008 announced by the Korea Communications Commission, our market share of the domestic long-distance market was 85.2%;

•	We are Korea’s largest broadband Internet access provider in terms of subscribers, with 6.7 million subscribers as of December 31, 2008, representing a market share of 43.4% in Korea based on the number of Internet subscribers announced by the Korea Communications Commission;

•	We are Korea’s second largest mobile telecommunications service provider. We had approximately 14.4 million subscribers (including our resale subscribers) as of December 31, 2008, representing a market share of 31.5% of the total mobile service market in Korea based on the number of mobile subscribers announced by the Korea Communications Commission; and

•	We are also the leading provider of data communication service in Korea.

For the year ended December 31, 2008, under Korean GAAP, our operating revenues were ~~W~~19,645 billion, our net income was ~~W~~513 billion and our basic net income per share was ~~W~~2,217. As of December 31, 2008, our total stockholders’ equity was ~~W~~11,088 billion.

The Telecommunications Industry in Korea

The Korean telecommunications industry is one of the most developed in Asia in terms of broadband Internet and mobile penetration rates. As of December 31, 2008, the broadband Internet penetration rate, which is calculated by dividing the number of broadband Internet access service subscribers by the number of households in Korea, was 92.7%, and the mobile penetration rate, which is calculated by dividing the number of mobile subscribers by the population of Korea, was 93.8%. According to the Korea Communications Commission, the number of broadband Internet access subscribers totaled 15.5 million as of December 31, 2008 and the number of mobile subscribers totaled 45.6 million as of such date.

The Korea Communications Commission has the primary responsibility for regulating the telecommunications industry in Korea. See “— Regulation.”

Broadband Internet Access Market

With the advancement of broadband technology, the Korean broadband Internet access market has experienced significant growth. Broadband Internet connection can be achieved through satellite, terrestrial wireless and fiber optic-based solutions. However, the principal technologies used in the provision of high speed Internet access are xDSL, HFC and fiber optic LAN. xDSL refers to various types of digital subscriber lines, including ADSL and VDSL. xDSL offers an access solution over existing telephone lines using a specialized modem while HFC service involves the use of two-way cable networks. Fiber optic LAN is a technology that combines fiber optic cables and Unshielded Twisted Pair (or UTP) cables. Fiber optic cables are connected to residential and commercial buildings with UTP cable-based LAN capabilities. While xDSL and HFC are more widely used technologies because of their relative reliability, ease of provisioning and cost effectiveness, fiber optic LAN usage has been steadily increasing in recent years. As of December 31, 2008, almost a third of the total subscribers of broadband Internet access service in Korea rely on fiber optic LAN technology.

Since the subscribers of two-way cable networks share a limited bandwidth, the downstream speed tends to slow down as the number of subscribers increases, thereby decreasing the quality of HFC-based service. While xDSL technology was commercially introduced after HFC technology, it has surpassed HFC to become the prevalent broadband access platform in Korea. VDSL, ADSL-based technology with enhanced downstream speed, became commercialized in July 2002. In recent years, certain service providers have been upgrading their broadband network to provide fiber optic LAN-based service to their subscribers, which further enhances data transmission speed up to 100 Mbps as well as improves connection quality, and enables such service providers to offer video-on-demand services with real-time high definition broadcasting.

In recent years, Broadband Internet access service providers and mobile telecommunications service providers have focused their attention to provide wireless Internet connection capabilities. They have introduced wireless LAN service with speeds of up to 54 Mbps, which is designed to integrate fixed-line and wireless services by offering high speed wireless Internet access to laptops or PDAs in hot-spot zones and at home. Some service providers have also developed wireless Internet networks to provide WiBro service, which enables two-way wireless broadband Internet access to portable computers, mobile phones and other portable devices at a speed averaging 1 Mbps per user. Commercial WiBro service was launched in parts of Seoul and Gyunggi Province in June 2006. We expanded the service to all of metropolitan Seoul and select universities in Gyunggi Province in April 2007 and to 19 neighboring cities in October 2008.

Mobile Telecommunications Service Market

The Korean cellular market was formally established in 1984 when SK Telecom, formerly Korea Mobile Telecom, became the first mobile telephone operator in Korea. SK Telecom remained the only cellular operator in Korea until Shinsegi Telecomm began service in 1994. In order to encourage further market growth and competition, the Ministry of Information and Communication awarded three PCS licenses in June 1996. KTF was awarded a license alongside LG Telecom and Hansol M.com. Commercial PCS service was launched in October 1997.

Since the introduction of three new operators in 1997, the Korean mobile market has undergone consolidation and significant growth. Following SK Telecom’s purchase of a controlling stake in Shinsegi, we acquired a 47.9% interest in Hansol M.com in 2000 and renamed the company KT M.com. KT M.com merged into KTF in May 2001 and Shinsegi merged into SK Telecom in January 2002. On June 1, 2009, KTF merged into KT Corporation, with KT Corporation surviving the merger. The table below gives the subscription and penetration information of the mobile telecommunications industry for the periods indicated:

	As of December 31,
	2004	2005	2006	2007	2008

Total Korean Population(1)	48,199	48,294	48,378	48,457	48,607
Mobile Subscribers(2)	36,586	38,342	40,197	43,498	45,607
Mobile Subscriber Growth Rate	8.9%	4.8%	4.8%	8.2%	4.9%
Mobile Penetration(3)	75.9%	79.4%	83.1%	89.8%	93.8%

(1)	In thousands, based on population trend estimates by the National Statistical Office of Korea.

(2)	In thousands, based on information announced by the Korea Communications Commission.

(3)	Penetration is determined by dividing mobile subscribers by total Korean population.

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

Business Strategy

We believe the telecommunications market in Korea will continue to expand due to Korea’s growing economy, consumers’ willingness to adopt new technologies, relatively high income and a relatively large middle class. In order to enhance the management efficiencies of our fixed-line and mobile telecommunications operations as well as more effectively respond to the convergence trends in the telecommunications industry, KTF merged into KT Corporation on June 1, 2009, with KT Corporation surviving the merger. We also restructured our organization into three sub-groups, the Home Customer Group, the Personal Customer Group and the Enterprise Customer Group, so that we may more effectively address differing needs of our customer segments. Consistent with our strategic objectives, we aim to pursue growth through the following five core areas:

•	Home Customer Group. We aim to offer a one-stop-shop that satisfies various information technology and telecommunications needs of a household. In March 2009, we launched a new brand “QOOK” to promote our bundled products, which include broadband Internet access service, IP-TV service, Internet phone service and fixed-line telephone service. We aim to differentiate ourselves from our competitors by providing broadband Internet access service using high-speed fiber-to-the-home (or FTTH) connection and offering Internet phone service with value-added features such as video communication, short message service and phone banking. We also began offering real-time broadcasting service on our IP-TV service starting in November 2008.

•	Personal Customer Group. We believe that Internet browsing services using open platform operating systems encourage development of more innovative mobile data communication applications and enhance the Internet browsing experience of mobile subscribers. Our Personal Customer Group plans to focus on upgrading our mobile services to be based on such open platform operating systems, which we believe will lead to greater customer satisfaction and business opportunities. In addition, we aim to further enhance our position in the mobile telecommunications market by leveraging on KT’s strong brand, nationwide marketing network and ability to bundle fixed-line and mobile services.

•	Enterprise Customer Group. For our enterprise customers, we plan to upgrade our services from traditional network-related services such as leased lines and private branch exchange services to infrastructure management outsourcing services, in which we offer a wide range of services from designing and implementing data communications and information technology infrastructure to overseeing their day-to-day operations, including network management, help desk operations, data center operations and applications management. We believe that such outsourcing services will enable our enterprise customers to achieve operational efficiencies and cost savings.

•	Convergence. We believe that convergence of fixed-line and mobile communications technologies will provide a competitive advantage to us because we have the technological know-how and experience to design and construct a unified delivery platform for a new generation of value-added services. We plan to make such platform be readily available to others so that they may create additional contents and convenience solutions such as electronic commerce and digital transaction applications that can be utilized anywhere using various media and communications devices.

•	Diversification. We aim to carefully seek out promising new opportunities to diversify our revenue base. Technological developments have enhanced the coverage area of individual telecommunications facilities, which enable us to better utilize our existing land and other real estate holdings through property development. Other revenue diversification strategies include (i) leveraging our extensive customer base and expertise in telemetering technology to enhance our position in the security surveillance market, (ii) selectively entering into alternative energy generation businesses, such as geothermal or solar energy, by utilizing our accumulated knowledge and resources in the power management field, and (iii) selectively pursuing investment opportunities abroad, primarily in emerging economies with high growth potential for telecommunications and data communications services.

Our Services

Telephone Services

Fixed-line Telephone Services.  We utilize our extensive nationwide telephone network to provide fixed-line telephone services, which consist of local, domestic long-distance and international long-distance services. These fixed-line telephone services accounted for 19.2% of our operating revenues in 2008. Our telephone network includes exchanges, long-distance transmission equipment and fiber optic and copper cables. The following table gives some basic measures of the development of our telephone system:

	As of or for the Year Ended December 31,
	2004	2005	2006	2007	2008

Total Korean Population(1)	48,199	48,294	48,378	48,457	48,607
Lines installed (thousands)(2)	25,577	26,190	26,838	26,671	26,008
Lines in service (thousands)(2)	21,091	20,837	20,331	19,980	18,883
Lines in service per 100 inhabitants(3)	43.8	43.1	42.0	41.2	38.8
Fiber optic cable (kilometers)	157,707	167,857	212,715	267,421	312,232
Number of public telephones installed (thousands)	317	267	218	185	161
Domestic long-distance call minutes (millions)(4)(5)	14,826	13,417	14,769	13,375	11,591
Local call pulses (millions)(4)	20,585	18,566	16,182	14,676	12,449

(1)	In thousands, based on population trend estimates by the National Statistical Office of Korea.

(2)	Including lines used for public telephones but excluding lines dedicated to centralized extension system services for corporate subscribers.

(3)	Determined based on lines in service and total Korean population.

(4)	Excluding calls placed from public telephones.

(5)	Estimated by KT Corporation.

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

The following table shows the number of minutes of international long-distance calls recorded by us and specific service providers utilizing our international long-distance network in each specified category for each year in the five-year period ended December 31, 2008:

	Year Ended December 31,
	2004	2005	2006	2007	2008
	(In millions of billed minutes)

Incoming international long-distance calls	569.8	558.9	519.4	627.4	603.7
Outgoing international long-distance calls	527.4	467.8	400.9	431.4	398.1

Total	1,097.2	1,026.7	920.3	1,058.8	1,001.8

United States (20.3%), Japan (14.3%) and China (13.1%) accounted for the greatest percentage of our international long-distance call traffic measured in minutes in 2008. In recent years, the volume of our incoming calls exceeded the volume of our outgoing calls. The agreed settlement rate is applied to the call minutes to determine the applicable net settlement payment.

Interconnection.  Under the Telecommunications Business Act, we are required to permit other service providers to interconnect to our fixed-line network. Currently, the principal users of this interconnection capacity include SK Broadband and LG DACOM (offering local, domestic long-distance and international long-distance services), Onse and SK Telink (offering international and domestic long-distance services), and SK Telecom, and LG Telecom (transmitting calls to and from their mobile networks). We expect that interconnection revenues and payments will remain important for our results of operations. In recent years, revenues from a landline user for a call initiated by a landline user to a mobile service subscriber (land-to-mobile interconnection) have become a significant portion of our results of operations, accounting for 7.1% of our operating revenues in 2008. We recognize as land-to-mobile interconnection revenue the entire amount of the usage charge collected from the landline user and recognize as an expense the amount of interconnection charge paid to the mobile service provider.

Internet phone services.  The volume of calls made through Internet phone services has significantly increased since Internet phone service was first introduced in Korea in March 1998. We provide Internet phone services that enable VoIP phone devices with broadband connection to make domestic and international calls. In order to differentiate our Internet phone services from our competitors’ services, we provide value-added services such as video communication, short message service, phone banking and a variety of traffic and local news information. In March 2009, we changed our brand name to “QOOK Internet Phone.”

Internet Services

Broadband Internet Access Service.  Leveraging on our nationwide network of 312,232 kilometers of fiber optic cable network, we have achieved a leading market position in the broadband Internet access market in Korea. We believe we have a competitive advantage over other broadband Internet access service providers because, unlike our competitors, we can utilize our existing networks nationwide to provide broadband Internet access service. Our broadband Internet access service accounted for 10.4% of our operating revenues in 2008. Our principal Internet access services include:

•	xDSL, Ethernet and FTTH services under the “QOOK Internet” (formerly, “Megapass”) brand name;

•	wireless LAN service under the “Nespot” brand name, which is designed to integrate fixed-line and wireless services by offering high speed wireless Internet access to laptops and PDAs in hot-spot zones and QOOK Internet service in fixed-line environments; and

•	WiBro Internet access service, which enables two-way wireless broadband Internet access to portable computers, mobile phones and other portable devices at a speed averaging 1 Mbps per user.

We had 6.7 million fixed-line QOOK Internet subscribers as of December 31, 2008. We also had 0.4 million Nespot service subscribers as of December 31, 2008. We conducted trial service of WiBro service in parts of Seoul and Gyunggi Province starting in April 2006 and commercially launched our service in these areas in June 2006. Due to the limited service coverage, we have approximately 160,000 subscribers of WiBro service as of December 31, 2008. We expanded the service to all of metropolitan Seoul and select universities in Gyunggi Province in April 2007 and to 19 neighboring cities in October 2008. Starting in the second half of 2007, we began bundling our WiBro service with QOOK Internet and Nespot services at a discount in order to attract additional subscribers.

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

The high-speed downstream rates can reach up to 8 Mbps for ADSL and 100 Mbps for VDSL and FTTH. Downstream rates depend on a number of factors. For a constant wire gauge, the data rate decreases as the length of the copper wire increases. Generally, if the separation between the telephone office and the subscriber is greater than four kilometers, line attenuation is so severe that broadband speeds can no longer be achieved. Approximately 95% of the households subscribing to our basic local telephone service are located within a four kilometer radius of our telephone offices, making our QOOK Internet service available to most of the Korean population. Fiber-optic cable used by FTTH, on the other hand, uses laser light to carry signals that travel long distances inside fiber optic cable without degradation.

Our Ntopia service connects fiber-optic cables to apartment complexes and buildings with LAN capabilities. This technology allows data transmission speed of up to 100 Mbps. Because the service is UTP cable-based, a subscriber is directly connected to the Internet whenever his or her personal computer is in operation. We began offering our Ntopia service in November 2000.

In February 2002, we launched a wireless LAN service called Nespot, which provides laptops and PDAs wireless access to high speed Internet in hot-spot zones and QOOK Internet service in fixed-line environments. Nespot enables subscribers to access the Internet at up to 54 Mbps. We sponsored approximately 11,000 hot-spot zones nationwide for wireless connection as of December 31, 2008.

In June 2006, we also launched our WiBro service, which enables two-way wireless broadband Internet access to portable computers, mobile phones and other portable devices at a speed averaging 1 Mbps per user. A subscriber is able to access the WiBro service network during transit at speeds of up to 120 kilometers per hour. We positioned WiBro service to provide IP-based triple play services, which are voice, data and video.

Other Internet-related Services.  Our Internet-related services focus primarily on providing infrastructure and solutions for business enterprises, as well as IP-TV and network portal services. Our Internet-related services accounted for 3.2% of our operating revenues in 2008.

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

We operate seven Internet data centers located throughout Korea and provide a wide range of computing services to companies which need servers, storages and leased lines. Internet data centers are facilities used to house, protect and maintain network server computers that store and deliver Internet and other network content, such as web pages, applications and data. Our Internet data centers are designed to meet international standards, and are equipped with temperature control systems, regulated and reliable power supplies, fire detection and suppression equipment, security monitoring and wide-bandwidth connections to the Internet. Internet data centers allow corporations or Internet service providers to outsource their application and server hardware management.

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

In addition, we began providing standard definition video-on-demand services to customers of our broadband Internet access services in June 2004, and high definition video-on-demand services in July 2007. We began promoting video-on-demand services under the brand name “MegaTV” in June 2007, which offers access to an array of digital media contents, including movies, sports, news, educational programs and TV replay, for a fixed monthly fee. Through a digital set-top box that we rent to our customers, our customers are able to browse the catalogue of digital media contents and view selected media streams on their television. A set-top box provides two-way communications on an IP network and decodes video streaming data. We expanded our MegaTV service to include IP-TV service with real-time broadcasting on November 17, 2008. We began providing such services under the new brand name “QOOK TV” in March 2009, and we plan to expand our real-time broadcasting channel offerings.

Mobile Service

We provide mobile services based on CDMA technology and W-CDMA technology. Prior to the merger of KTF into KT Corporation, we provided such services through KTF, which was formerly a consolidated subsidiary. On June 1, 2009, KTF merged into KT Corporation, with KT Corporation surviving the merger, with the objective of maximizing management efficiencies of our fixed-line and mobile telecommunications operations as well as more effectively responding to the convergence trends in the telecommunications industry. KTF obtained one of the three licenses to provide nationwide PCS service in June 1996 and began offering PCS service in all major population centers in Korea in October 1997. PCS service is a digital wireless telephone and data transmission system that uses portable handsets with long battery life to communicate via low-power antennae. Our PCS service uses CDMA technology and utilizes 40 MHz of bandwidth in the 1800 MHz frequency. In May 2001, KTF launched its 2.5 generation high speed wireless data services. Subscribers who have EV-DO-compatible handsets are able to enjoy high speed multimedia services including voice, data and video transmission. KTF also expanded its coverage area of HSDPA-based IMT-2000 services to 84 cities in December 2006 and nationwide in March 2007. HSDPA-based IMT-2000 is a third-generation, high-capacity wireless Internet and video multimedia communications technology which allows an operator to provide to its subscribers significantly more bandwidth capacity. We currently offer such services under the brand name “SHOW.”

Prior to the merger of KTF into KT Corporation on June 1, 2009, we maintained an air-time reselling arrangement with KTF, under the brand name “Let’s 010,” through which we use our extensive marketing network and strong brand name to attract subscribers who can utilize the mobile networks of KTF. We billed directly to our resale subscribers for their usage of KTF’s mobile networks and collected all fees and charges relating to such usage, including initial subscription fees, monthly fees and usage charges for outgoing calls, wireless data communications and value-added monthly services. We had approximately 2.8 million resale subscribers who utilized KTF’s network as of December 31, 2008.

Revenues related to mobile service accounted for 31.9% of our operating revenues in 2008. The following table shows selected information concerning the usage of KTF’s network during the periods indicated and the number of KTF’s subscribers as of the end of such periods:

	As of or for the Year Ended December 31,
	2006		2007		2008

Outgoing Minutes (in thousands)(1)		19,763,593		20,407,676		22,144,588
Average Monthly Outgoing Minutes per Subscriber(1)(2)		164		161		164
Average Monthly Revenue per Subscriber(1)(3)	~~W~~	38,768	~~W~~	39,852	~~W~~	40,270
Number of Subscribers (in thousands)(4)		12,914		13,721		14,365

(1)	Not including figures related to resale subscribers of KT Corporation.

(2)	The average monthly outgoing minutes per subscriber is computed by dividing the total minutes of usage for the period by the weighted average number of subscribers for the period and dividing the quotient by the number of months in the period. The weighted average number of subscribers is the sum of the total number of subscribers at the end of each month divided by the number of months in the period.

(3)	The average monthly revenue per subscriber is computed by dividing total monthly fees, usage charges, interconnection fees and value-added service fees for the period by the weighted average number of subscribers and dividing the quotient by the number of months in the period.

(4)	Includes resale subscribers of KT Corporation who utilized KTF’s network. KT Corporation had approximately 2.8 million resale subscribers as of December 31, 2008.

We compete with SK Telecom, a mobile service provider that has a longer operating history than us, and LG Telecom, that began its service at around the same time as KTF. As of December 31, 2008, KTF had approximately 14.4 million subscribers (including resale subscribers of KT Corporation), which was second largest among the three mobile service providers. As of December 31, 2008, in terms of number of subscribers announced by the Korea Communications Commission, KTF had a market share of 31.5% of the mobile service market. Among KTF’s 14.4 million subscribers (including resale subscribers of KT Corporation), 8.3 million subscribers signed up for SHOW as of December 31, 2008, representing a market share of 50.1% in terms of number of subscribers using third-generation HSDPA-based IMT-2000 service as estimated by KTF.

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

We market our mobile services primarily through independent exclusive dealers located throughout Korea. As of December 31, 2008, there were approximately 2,200 shops managed by independent exclusive dealers of KTF. In addition to assisting new subscribers to activate mobile service and purchase handsets, authorized dealers are connected to our database and are able to assist customers with account information. Although most of these dealers sell exclusively our products and services, sub-dealers hired by exclusive dealers may sell products and services offered by other mobile telecommunications service providers. Authorized dealers are entitled to a commission for each new subscriber registered, as well as ongoing commissions for the first five years based primarily on the subscriber’s monthly fee, usage charges and length of subscription. The handsets sold by us to the dealers cannot be returned to us unless they are defective. If a handset is defective, it may be exchanged for a new one within 14 days from the date of purchase.

We conduct the screening process for new subscribers with great caution. A potential subscriber must meet all minimum credit criteria before receiving mobile service. The procedure includes checking the history of non-payment and credit information from banks and credit agencies such as the National Information and Credit Evaluation Corporation. Applicants who do not meet the minimum criteria can only subscribe to the mobile service by using a pre-paid card.

Data Communication Service

Our data communication service involves offering exclusive lines that allow point-to-point connection for voice and data traffic between two or more geographically separate points. As of December 31, 2006, 2007 and 2008, we leased 400,287 lines, 391,383 lines and 386,917 lines to domestic and international businesses. The data communication service accounted for 6.8% of our operating revenues in 2008.

We currently have two satellites in operation, Koreasat 3 and Koreasat 5. We launched Koreasat 3 in September 1999. Koreasat 3 carries transponders that are used for direct-to-home satellite broadcasting, telecommunications, video distribution and high-speed data communications services for sparsely populated areas. Most of the direct-to-home satellite broadcasting transponders are utilized by Korea Digital Satellite Broadcasting Inc.

We launched Koreasat 5 in August 2006, which replaced Koreasat 2. Koreasat 5 is the first commercial satellite in Korea to provide satellite services to neighboring countries, and the service zone of the twelve beam repeaters include Japan, China, Taiwan and the Philippines. The design life of Koreasat 5 is fifteen years. The design life of Koreasat 3 is twelve years, and we plan to launch Koreasat 6 in August 2010 to replace Koreasat 3.

Miscellaneous Services

We also engage in various business activities that extend beyond telephone services and data communications services, including information technology and network services and real estate. Our miscellaneous services accounted for 6.7% of our operating revenues for 2008.

We offer a broad array of integrated information technology and network services to our business customers. Our range of services include consulting, designing, building and maintaining systems and communication networks that satisfy the individual needs of our customers in the public and private sectors.

We own land and real estate in various locations nationwide. Technological developments have enhanced the coverage area of individual telecommunications facilities, which enable us to better utilize our existing land and other real estate holdings. In recent years, we have engaged in the planning and development of commercial and office buildings and condominiums on our unused sites, as well as in the leasing of buildings we own.

Revenues and Rates

The table below shows the percentage of our revenues derived from each category of services for each of the years from 2006 through 2008:

	Year Ended December 31,
	2006	2007	2008

Telephone services:
Local service	16.3%	15.3%	14.0%
Non-refundable service initiation fees	0.3	0.2	0.1
Domestic long-distance service	4.0	3.6	3.0
International long-distance service	2.2	2.3	2.2
Land-to-mobile interconnection	10.0	8.5	7.1

Sub-total	32.8	29.9	26.4

Internet services:
Broadband Internet access service	12.1	11.1	10.4
Other Internet-related services(1)	1.8	2.3	3.2

Sub-total	13.9	13.4	13.6

Mobile service	30.9	31.5	31.9
Sales of goods(2)	10.6	12.5	14.6
Data communications service	7.2	6.8	6.8
Miscellaneous services(3)	4.6	5.9	6.7

Operating revenues	100.0%	100.0%	100.0%

(1)	Includes revenues from Kornet Internet connection service and services provided by our Internet data centers, Bizmeka and QOOK TV.

(2)	Includes mobile handset sales.

(3)	Includes revenues from information technology and network services and real estate development.

Telephone Services

Local Telephone Service.  Our revenues from local telephone service consist primarily of:

•	Service initiation fees for new lines;

•	Monthly basic charges; and

•	Monthly usage charges based on the number of call pulses.

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

The rates we charge for local calls are currently subject to approval by the Korea Communications Commission after consultation with the Ministry of Strategy and Finance. The rates are identical for residential and commercial customers. The following table summarizes our local usage rates as of each date on which rates were revised:

	Dec 1,		Sept 1,		April 15,		May 1,
	1996		1997		2001		2002

Local Usage Charges (per pulse)(1)
Regular service	~~W~~	41.6	~~W~~	45	~~W~~	39	~~W~~	39
Public telephone		40		50		50		70

(1)	Since January 1, 1990, usage charges for local service in those metropolitan areas subject to measured service have been based on the number of pulses, which are a function of the duration and number of calls, and per pulse rates. Before January 1, 1993, in areas not subject to measured service, a pulse was triggered once for each local telephone call, regardless of the length of the call. Commencing January 1, 1993, measured service applies to all lines in service. A pulse is triggered at the beginning of each local call and every three minutes thereafter from 8:00 a.m. to 9:00 p.m. on weekdays and every 258 seconds thereafter on holidays and from 9:00 p.m. to 8:00 a.m. on weekdays.

Before September 1998, in addition to a non-refundable service initiation fee of ~~W~~8,000 and a monthly basic charge, a customer was required to pay at the time of a telephone service initiation a non-interest-bearing refundable deposit. The deposit ranged from ~~W~~122,000 to ~~W~~242,000 depending on the size of the local calling area in which the phone was installed. In September 1998, we implemented an alternative telephone service initiation charge system that allowed our customers to choose between the original service plan and a second service plan. The charges under each plan were as follows:

Rates from September 1998 to April 14, 2001	Original Plan	Second Plan

Service Initiation Deposit (refunded upon termination of service)	Between ~~W~~122,000 to ~~W~~242,000, depending on location	None
Non-refundable Service Initiation Fee	~~W~~8,000	~~W~~100,000
Monthly Basic Charge	Between ~~W~~1,500 to ~~W~~2,500, depending on location	Between ~~W~~2,000 to ~~W~~4,000, depending on location

Through April 14, 2001, approximately 7.1 million customers switched to or enrolled under the second plan. To each of our customers switching plans, we refunded between ~~W~~30,000 and ~~W~~150,000 of their telephone service initiation deposits while keeping ~~W~~92,000, reflecting the ~~W~~100,000 non-refundable telephone service initiation fee under the second plan minus the ~~W~~8,000 non-refundable service initiation fee paid under the original plan.

Starting on April 15, 2001, we implemented a new telephone service initiation charge system. The changes are as follows:

Rates Starting April 15, 2001	New Plan

Service initiation Deposit (refunded upon termination of service)	None
Non-refundable Service Initiation Fee	~~W~~60,000 (including value added tax)
Monthly Basic Charge	Between ~~W~~3,000 to ~~W~~5,200, depending on location

All new customers subscribing to our local service on or after April 15, 2001 are enrolled under the new plan. Our existing customers who are enrolled in the original plan may switch to the new plan and receive their service initiation deposit back (less ~~W~~52,000, reflecting the ~~W~~60,000 non-refundable service initiation fee paid under the new plan minus the ~~W~~8,000 non-refundable service initiation fee paid under the original plan). Our existing customers who switched to or enrolled under the second plan cannot switch to the new plan.

Starting in November 2007, we began waiving the ~~W~~60,000 non-refundable service initiation fee for new subscribers who subscribe to our local service through our online application process.

As of December 31, 2008, we had ~~W~~782 billion of refundable service initiation deposits outstanding and 3,560 thousand subscribers who are enrolled under the mandatory deposit plan and eligible to switch to the no deposit plan and receive their service initiation deposit back (less ~~W~~52,000 as described above).

Domestic Long-distance Telephone Service.  Our revenues from domestic long-distance service consist of charges for calls placed, charged for the duration, time of day and day of the week a call is placed, and the distance covered by the call. We are able to set our own rates for domestic long-distance service without approval from the Korea Communications Commission.

The following table summarizes our domestic long-distance rates as of each date on which rates were revised. These charges do not reflect discounts applicable to calls made during off-peak hours or holidays.

	Date of Rate Change(1)
	Dec. 1,		Sept. 1,		Dec. 1,		April 15,		Nov. 1,
	1996		1997		2000		2001		2001

Domestic Long-Distance Charges (per three minutes)(1)(2)
Up to 30 km	~~W~~	41.6	~~W~~	45	~~W~~	45	~~W~~	39	~~W~~	39
Up to 100 km		182		172		192		192		261
100 km or longer		277		245		252		252		261

(1)	Domestic long-distance calls of up to 30 kilometers are billed on the same basis as local calls. Before April 15, 2001, for domestic long-distance calls in excess of 30 kilometers, a pulse was triggered at the beginning of each call and every 47 seconds for calls up to 100 kilometers or every 33 seconds for calls in excess of 100 kilometers. Commencing April 15, 2001, a pulse was triggered at the beginning of each call and every 30 seconds thereafter. Commencing November 1, 2001, a pulse is triggered at the beginning of each call and every 10 seconds thereafter.

(2)	Rates for domestic long-distance calls in excess of 30 kilometers are currently discounted (by an adjustment in the period between pulses) by 10% on holidays and from 6:00 a.m. to 8:00 a.m. on weekdays, and by 30% from midnight to 6:00 a.m. every day.

In recent years, we have begun to offer optional flat rate plans and discount plans in order to mitigate the impact from lower usage of local and domestic long-distance calls and stabilize our revenues from fixed-line telephone services. Some of our new plans introduced in recent years include the following:

•	starting in September 2006, a subscriber who elects to pay the monthly average of the past six months of local and domestic long-distance usage amounts plus an extra monthly change of ~~W~~500 is able to make free local and domestic long-distance calls up to twice the historical minutes. A subscriber who elects to pay an extra monthly charge of ~~W~~1,000 is able to make free calls up to three times the historical minutes. Usage minutes exceeding these free amounts are charged at a 50.0% discount;

•	starting in November 2007, a subscriber who elects to pay an additional monthly flat rate of ~~W~~3,000 is able to make local and domestic long-distance calls at a flat rate of ~~W~~39 per call without regard to length of the call;

•	starting in November 2007, a subscriber who elects to pay an additional monthly flat rate of ~~W~~2,000 is able to make domestic long-distance calls at a rate of ~~W~~39 per three minutes; and

•	starting in June 2008, a subscriber who elects to pay a monthly flat rate of ~~W~~12,500 is able to make free local and domestic long-distance calls after 9 p.m. on weekdays or at any time on weekends. Each month, the subscriber also receives a free movie ticket and free 60 minutes of land-to-mobile calls. The subscriber is also eligible to receive a discount of up to 20%, subject to the length of the mandatory subscription period.

International Long-distance Service.  Our revenues from international long-distance service consist of:

•	amounts we bill to customers for outgoing calls made to foreign countries (including customers who make calls to Korea from foreign countries under our home country direct-dial service);

•	amounts we bill to foreign telecommunications carriers and administrations for connection to the Korean telephone network in respect of incoming calls (including calls placed in Korea by customers of the foreign carriers for home country direct-dial service); and

•	other revenues, including revenues from international calls placed from public telephones.

We bill outgoing calls made by customers in Korea (and calls made to Korea from foreign countries under our home country direct-dial service) in accordance with our international long-distance rate schedule for the country called. These rates vary depending on the time of day at which a call is placed. We bill outgoing international calls on the basis of one-second increments. We are able to set our own rates for international long-distance service without approval from the Korea Communications Commission.

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

	Effective Starting
	January 1,		January 1,		January 1,		January 1,
	2006		2007		2008		2009

SK Telecom	~~W~~	33.1	~~W~~	32.8	~~W~~	33.4	~~W~~	33.4
KTF		40.1		39.6		38.7		38.7
LG Telecom		47.0		45.1		39.1		39.1

The following table shows the usage charge per minute collected from a landline user for a call initiated by a landline user to a mobile service subscriber.

	Effective Starting
	May 1,		July 1,		September 1,
	2002		2003		2004

Weekday	~~W~~	93.8	~~W~~	89.0	~~W~~	87.0
Weekend		88.9		84.0		82.0
Evening(1)		83.9		79.2		77.2

(1)	Evening rates are applicable from 12:00 a.m. to 6:00 a.m. everyday.

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

	Effective Starting
	January 1,		January 1,		January 1,		January 1,
	2006		2007		2008		2009

Local access(1)	~~W~~	16.6	~~W~~	17.3	~~W~~	18.3	~~W~~	18.1
Single toll access(2)		18.2		19.0		19.5		19.3
Double toll access(3)		19.9		20.7		20.6		20.4

Source: The Korea Communications Commission.

(1)	Interconnection between local switching center and local access line.

(2)	Interconnection involving access to single long-distance switching center.

(3)	Interconnection involving access to two long-distance switching centers.

Internet Services

Broadband Internet Access Service.  We offer broadband Internet access service that primarily uses existing telephone lines to provide both voice and data transmission. We charge monthly fixed fees to customers of broadband Internet service. In addition, we charge customers a one time installation fee per site of ~~W~~30,000 and modem rental fee ranging from ~~W~~3,000 to ~~W~~8,000 on a monthly fixed basis. The rates we charge for broadband Internet access service are subject to approval by the Korea Communications Commission.

The following table summarizes our charges for various broadband Internet services as of December 31, 2008:

	Maximum Speed		Monthly Fee(1)

QOOK Internet Special	100	Mbps	~~W~~	36,000
QOOK Internet Lite	50			30,000
WiBro Slim(2)(6)	3			10,000
WiBro Basic(3)(6)	3			20,000
WiBro Special(4)(6)	3			30,000
WiBro Premium(5)(6)	3			40,000

(1)	We provide discounts of up to 15.0% for mandatory subscription periods ranging from one to three years.

(2)	We charge a monthly fee of ~~W~~10,000 for up to 500 megabytes of data transmission and ~~W~~50 per megabyte for any additional data transmission in excess of 500 megabytes per month.

(3)	We charge a monthly fee of ~~W~~20,000 for up to 2,000 megabytes of data transmission and ~~W~~25 per megabyte for any additional data transmission in excess of 2,000 megabytes per month.

(4)	We charge a monthly fee of ~~W~~30,000 for up to 4,000 megabytes of data transmission and ~~W~~10 per megabyte for any additional data transmission in excess of 4,000 megabytes per month.

(5)	We charge a monthly fee of ~~W~~40,000 for up to 6,000 megabytes of data transmission and ~~W~~7 per megabyte for any additional data transmission in excess of 6,000 megabytes per month.

(6)	In order to promote our WiBro service, we are currently offering promotional rates to all new customers subscribing before June 30, 2009. New subscribers may elect either flat rate plans in which the subscriber pays either a monthly fee of ~~W~~19,800 for up to 30,000 megabytes of data transmission or a monthly fee of ~~W~~27,000 for up to 50,000 megabytes of data transmission, or a discount plan in which the subscriber pays a monthly fee of ~~W~~10,000 for up to 1,000 megabytes of monthly data transmission and ~~W~~25 per megabyte for data transmission in excess of such amount, with the maximum monthly fee capped at ~~W~~150,000. Both promotional plans are subject to mandatory subscription periods.

Mobile Service and Mobile Handset Sales

Our mobile handset sales are included in our consolidated operating revenues as sales of goods. In addition, we derive revenues from mobile service principally from:

•	initial subscription fees;

•	monthly fees;

•	usage charges for outgoing calls;

•	usage charges for wireless data transmission;

•	contents download fees; and

•	value-added monthly service fees.

Prior to the merger of KTF into KT Corporation on June 1, 2009, we also generated operating revenues from mobile resale service through our air-time reselling arrangement with KTF. We may set mobile service fees and charges, including any promotional rates, without approval from the Korea Communications Commission. Like all Korean mobile service providers, we do not charge our customers for incoming calls. Instead, we receive interconnection charges from other mobile and fixed-line service operators for calls initiated by their subscribers.

We offer various rate plans, including those that offer a specified number of free airtime minutes per month in return for a higher monthly fee and those that are geared toward business customers. We charge an initial subscription fee of ~~W~~30,000 to new subscribers. Under the standard rate plan for PCS service, we charge a monthly fee of ~~W~~13,000 and usage charges of ~~W~~18 per ten seconds, and the subscriber is provided with 10 free minutes. Under the standard rate plan for HSDPA-based SHOW service, we charge a monthly fee of ~~W~~12,000 and usage charges of ~~W~~18 per ten seconds, but no free minutes are offered.

In order to promote our mobile services, we acquire mobile handsets in bulk for resale to our subscribers. We provide usage charge discounts and subsidies to subscribers who purchase new handsets and additional monthly fees and usage charge discounts and subsidies to those who agree to a subscription period of at least 12 months.

Data Communication Service

We charge customers of domestic leased-lines on a monthly fixed-cost basis based on the distance of the leased line, the capacity of the line measured in bits per second (“bps”), the type of line provided and whether the service site is local or long-distance. In addition, we charge customers a one-time installation fee per site ranging from ~~W~~56,000 to ~~W~~1,940,000 depending on the capacity of the line.

Bundled Products

We utilize our extensive customer relationships and market knowledge to expand our revenue base by cross-selling our telecommunications products and services. We launched a new brand “QOOK” in March 2009 to promote our bundled products, and we plan to gradually unify brand names for our various service offerings as QOOK and SHOW. In order to attract additional subscribers to our new services, we bundle our services, such as our broadband Internet access service with WiBro, IP-TV, Internet phone, fixed-line telephone service and mobile services, at a discount.

The following table summarizes our various bundled packages that we will launch on July 1, 2009. The packages require subscribers to agree to a subscription period of three years.

				Usage Charge Discounts
	Monthly Rates			Between	Calls to
	Off-Line		Mobile	Family	Designated
	Flat Rate(1)		Monthly Fee	Members	Numbers(2)

Internet / Internet Phone / Mobile	~~W~~	25,000	Discounts of between	50%	20%
Internet / Fixed-Line Phone / Mobile		27,000	10% to 50%, subject to	50%	20%
Internet / IP-TV / Mobile		29,000	the number of subscribers	50%	20%
Internet / Internet Phone / IP-TV / Mobile		30,000	who participate (up to	50%	50%
Internet / Fixed-Line Phone / IP-TV / Mobile		32,000	5 mobile numbers)	50%	50%

(1)	Assuming QOOK Internet Lite service. If QOOK Internet Special is selected, additional monthly charge of ~~W~~5,000.

(2)	Limited to one designated mobile number and one designated fixed-line number.

We have also entered into partnerships with a leading online shopping mall, an operator of cinema complexes and a manufacturer of health drinks, and our subscribers may elect to receive monthly gift certificates or movie tickets with value of up to ~~W~~50,000 per month in lieu of monthly rate discounts.

We believe that subscribers who sign up for bundled products are less likely to cancel our services than subscribers who subscribe to individual services. Subscription fees paid for our bundled products are allocated to each service in proportion to their fair value and the allocated amount is recognized as revenue according to the revenue recognition policy for each service.

Competition

The telecommunications sector in Korea is rapidly evolving. We face increasing competition from new entrants to the telecommunications market, and we expect the number of service providers in the market to continue to change. Future business combinations and alliances in the telecommunications industry may also significantly change the competitive landscape of the Korean telecommunications industry. In particular, SK Telecom acquired a controlling stake in Hanarotelecom Incorporated in 2008, which was renamed SK Broadband. The acquisition enables SK Telecom to provide fixed-line telecommunications, broadband Internet access and IP-TV services together with its mobile telecommunications services.

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

Local Telephone Service.  We compete with SK Broadband and LG DACOM in the local telephone service business. SK Broadband began providing local telephone service in 1999, followed by LG DACOM in 2004. In addition, the services provided by mobile service providers have had a material adverse effect on KT Corporation in terms of our revenues from fixed-line telephone services. We expect this trend to continue.

The following table shows the market share in the local telephone service market in terms of number of subscribers announced by the Korea Communications Commission as of the dates indicated:

	Market Share (%)
	KT	SK	LG
	Corporation	Broadband	DACOM

December 31, 2006	92.1	7.5	0.4
December 31, 2007	90.4	8.8	0.8
December 31, 2008	89.8	8.7	1.5

Source: Korea Communications Commission.

Although the local usage charge of our competitors and us is the same at ~~W~~39 per pulse (generally three minutes), our competitors’ non-refundable telephone service initiation charge and basic monthly charge are lower than ours. Our customers pay a non-refundable telephone service initiation charge of ~~W~~60,000 and a basic monthly charge of up to ~~W~~5,200 depending on location. On the other hand, customers of our competitors pay a non-refundable telephone service initiation charge of ~~W~~30,000 and a basic monthly charge of up to ~~W~~5,200 depending on location.

Domestic Long-distance Telephone Service.  We compete with SK Broadband, LG DACOM, Onse and SK Telink in the domestic long-distance market. LG DACOM began offering domestic long-distance service in 1996, followed by Onse in 1999 and SK Broadband and SK Telink in 2004. The following table shows the market shares in the domestic long-distance market in terms of number of subscribers announced by the Korea Communications Commission for the years indicated:

	Market Share (%)
	KT	LG	SK
	Corporation	DACOM	Broadband	Onse	SK Telink

2006	85.6	6.1	4.8	2.1	1.4
2007	85.4	7.4	3.9	1.8	1.5
2008	85.2	7.8	3.7	1.7	1.6

Source: Korea Communications Commission.

Our competitors and we charge ~~W~~39 per three minutes for domestic long-distance calls up to 30 kilometers. For domestic long-distance calls greater than 30 kilometers, our competitors typically charge between 3% to 5% less than us. The following table is a comparison of our standard long-distance usage charges per three minutes with the standard rates of our competitors as of December 31, 2008:

	KT		SK		LG
	Corporation		Broadband		DACOM		Onse		SK Telink

30 kilometers or longer	~~W~~	261	~~W~~	250	~~W~~	253	~~W~~	248	~~W~~	248

Source: Korea Communications Commission.

International Long-Distance Telephone Service.  Four companies, SK Broadband, LG DACOM, Onse and SK Telink, directly compete with us in the international long-distance market. LG DACOM began offering international long-distance service in 1991, followed by Onse in 1997 and SK Broadband in 2004. SK Telink, which only provides Internet phone service, entered the international long-distance market in 2003 and offers its services at rates lower than those of network-based international long-distance telephone services. The entry of Internet phone service providers and other telecommunications service providers, such as voice resellers, that can offer telecommunications services at rates lower than ours has increased competition in the international long-distance market and adversely affected our revenues and profitability from international long-distance services. See “— Specific Service Providers.”

Our competitors generally charge less than us for international long-distance calls. The following table is a comparison of our standard long-distance usage charges per one minute with the standard rates of our competitors as of December 31, 2008:

	KT		SK		LG				SK
	Corporation		Broadband		DACOM		Onse		Telink

United States	~~W~~	282	~~W~~	276	~~W~~	288	~~W~~	276	~~W~~	156
Japan		696		672		678		672		384
China		990		984		996		984		780
Australia		1,086		1,044		1,086		1,044		528
Great Britain		1,008		966		996		966		498
Germany		948		912		942		912		402

Source: KT Corporation.

Broadband Internet Access Service.  The Korean broadband Internet access market has experienced significant growth since Korea Thrunet first introduced its HFC-based service in 1998. SK Broadband entered the broadband market in 1999 offering both HFC and ADSL services, and we entered the market with our ADSL services in 1999, followed by Dreamline, Onse, LG Powercom and LG DACOM. In addition, the entry of cable television providers that offer HFC-based broadband Internet access services at rates lower than ours has increased competition in the broadband Internet access market. We expect industry consolidation among our competitors in the near future, and smaller competitors in the broadband market today may become larger competitors.

The following table shows the market share in the broadband Internet access market in terms of number of subscribers announced by the Korea Communications Commission as of the dates indicated:

	Market Share (%)
	KT	SK	LG
	Corporation	Broadband	Powercomm	Others

December 31, 2006	45.2	25.7	8.6	20.5
December 31, 2007	44.3	24.9	11.7	19.1
December 31, 2008	43.4	22.9	14.1	19.6

Source: Korea Communications Commission.

Our competitors generally charge less than us for broadband Internet access service. The following table is a comparison of fees for our QOOK Internet Lite service with three year mandatory subscription period with fees of our competitors for comparable services as of December 31, 2008:

	KT		SK		LG		Cable
	Corporation		Broadband		Powercomm		Providers(1)

Monthly subscription fee	~~W~~	25,500	~~W~~	25,200	~~W~~	25,000	~~W~~	19,600
Monthly modem rental fee		3,000		3,000		—		3,000
Additional installation fee upon moving		10,000		10,000		20,000		varies

Source: KT Corporation.

(1)	These are fees typically charged by cable providers.

Mobile Service.  Competition in the mobile telecommunications industry in Korea is intense among SK Telecom, LG Telecom and us. Such competition intensified in recent years due to the implementation of mobile number portability, which enables mobile subscribers to switch their service provider while retaining the same mobile phone number, as well as payments of handset subsidies to purchasers of new handsets.

The following table shows the market share in the mobile telecommunications market in terms of number of subscribers announced by the Korea Communications Commission as of the dates indicated:

	Market Share (%)
	KTF	SK Telecom	LG Telecom

December 31, 2006	32.1	50.4	17.4
December 31, 2007	31.5	50.5	18.0
December 31, 2008	31.5	50.5	18.0

Source: Korea Communications Commission.

The following table shows the market share of third-generation HSDPA-based IMT-2000 service in terms of number of subscribers as estimated by us as of the dates indicated:

	Market Share (%)
	KTF	SK Telecom

December 31, 2007	56.2	43.8
December 31, 2008	50.1	49.9

Source: KT Corporation.

We offer various rate plans, including those that offer a specified number of free airtime minutes per month in return for a higher monthly fee and those that are geared toward business customers. Our competitors also offer similar plans at competitive rates.

Data Communication Service.  We had a monopoly in domestic data communication service until 1994, when LG DACOM was authorized to provide the leased-line service. The data communications service market has become more competitive with limited growth during the past decade, and we primarily compete with SK Broadband and LG DACOM.

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

The Korea Communications Commission announced in December 2008 its key policy initiatives for 2009. These include (i) promotion of convergence between the telecommunications and the broadcasting industries, (ii) market-friendly regulatory reforms and (iii) consumer protection. Specific measures being reviewed by the Korea Communications Commission include (i) permitting companies with a minimum asset size of ~~W~~10 trillion to engage in general programming and broadcasting contents activities, (ii) formulating a regulatory basis for auctioning superior frequency bandwidth for more efficient use of public frequencies, (iii) lowering the entry barrier for the telecommunications market by moving from a regulatory permit regime to a reporting regime and (iv) relaxing restrictions on service bundling.

The Korea Communications Commission also has the authority to regulate the IP media market, including IP-TV services. We began offering IP-TV services with real-time high definition broadcasting on November 17, 2008. Under the Internet Multimedia Broadcasting Business Act, anyone intending to engage in the IP media broadcasting business must obtain a license from the Korea Communications Commission. The ownership of the shares of an IP media broadcasting company by a newspaper, a news agency or a foreigner is limited, and broadcasting of certain contents must obtain additional approval of the Korea Communications Commission.

Rates

Under current regulations implementing the Telecommunications Business Act, a network service provider may set its rates at its discretion, although it must report to the Korea Communications Commission the rates and the general terms and conditions for each type of network service provided by it. There is, however, one exception to this general rule: if a network service provider has the largest market share for a specified type of service and its revenue from that service for the previous year exceeds a specific revenue amount set by the Korea Communications Commission, it must obtain prior approval from the Korea Communications Commission for the rates and the general terms for that service. Each year the Korea Communications Commission designates the service providers and the types of services for which the rates and the general terms must be approved by the Korea Communications Commission. In 2008, the Korea Communications Commission designated us for local telephone service and broadband Internet access service and SK Telecom for cellular service. The Korea Communications Commission, in consultation with the Ministry of Strategy and Finance, is required to approve the rates proposed by a network service provider if (1) the proposed rates are appropriate, fair and reasonable and (2) the calculation method for the rates are appropriate and transparent.

Other Activities

A network service provider, such as us, must obtain the permission of the Korea Communications Commission in order to:

•	engage in certain businesses specified in the Presidential Decree under the Telecommunications Business Act, such as the telecommunications equipment manufacturing business and the telecommunications network construction business;

•	change the conditions for its licenses;

•	transfer, terminate, suspend or spin off all or a part of the business for which it is licensed;

•	acquire all or a part of the business of another network service provider; or

•	enter into a merger with another network service provider.

A telephone service provider may provide some network services using the equipment it currently has by submitting a report to the Korea Communications Commission. The Korea Communications Commission can revoke our licenses or order the suspension of any of our businesses if we do not comply with the regulations of the Korea Communications Commission under the Telecommunications Business Law.

The responsibilities of the Korea Communications Commission also include:

•	formulating the basic plan for the telecommunications industry; and

•	preparing periodic reports to the National Assembly of Korea regarding developments in the telecommunications industry.

•	The responsibilities of the Ministry of Knowledge Economy include:

•	drafting and implementing plans for developing telecommunications technology;

•	fostering and providing guidance to institutions and entities that conduct research relating to telecommunications; and

•	recommending to network service providers that they invest in research and development or that they contribute to telecommunications research institutes in Korea.

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

Foreign Investment

The Telecommunications Business Act restricts the ownership and control of network service providers by foreign shareholders. Foreigners, foreign governments and “foreign invested companies” may not own more than 49.0% of the issued shares with voting rights of a network service provider, including us, and a foreign shareholder may not become our largest shareholder if such shareholder holds 5.0% or more of our shares. For purposes of the Telecommunications Business Act, the term “foreign invested company” means a company in which foreigners and foreign governments hold 15.0% or more shares with voting rights in the aggregate and a foreigner or a foreign government is the largest shareholder, provided, however, that such company will not be counted as a foreign shareholder for the purposes of the above-referenced 49.0% limit if it holds less than 1.0% of our total issued and outstanding shares with voting rights. As of December 31, 2008, 41.0% of our common shares were owned by foreign investors. In the event that a network service provider violates the shareholding restrictions, its foreign shareholders cannot exercise voting rights for their shares in excess of such limitation, and the Korea Communications Commission may require corrective measures be taken to comply with the ownership restrictions. There is no restriction on foreign ownership for specific service providers and value-added service providers.

Individual Shareholding Limit

The Privatization Law ceased to apply to us in August 2002, and the ceiling on individual shareholding specified in the articles of incorporation has been eliminated. Under the Telecommunications Business Act, a foreign shareholder who holds 5.0% or more of our total shares is prohibited from becoming our largest shareholder. However, any foreign shareholder who held 5.0% or more of our total shares and was our largest shareholder on or prior to May 9, 2004 is exempt from the regulations, provided that such foreign shareholder may not acquire any more of our shares. In addition, under the Telecommunications Business Act, the Korea Communications Commission may, if it deems it necessary to preserve substantial public interests, prohibit a foreign shareholder from being our largest shareholder. In addition, the Foreign Investment Promotion Act prohibits any foreign shareholder from being our largest shareholder, if such shareholder owns 5.0% or more of our shares with voting rights. In the event that any foreigner or foreign government acquires our shares in violation of the above provisions, the Telecommunications Business Act restricts such foreign shareholder from exercising his or her voting rights with respect to common shares exceeding such threshold. The Korea Communications Commission may also order us or the foreign shareholder to take corrective measures in respect of the excess shares within a specified period of six months or less.

Customers and Customer Billing

We typically charge residential subscribers and business subscribers similar rates for services provided. On a case-by-case basis, we also provide discount rates for some of our high-volume business subscribers. We bill all of our customers on a monthly basis. Our customers may make payment at either payment points such as local post offices, banks or our service offices, through a direct-debit service that automatically deducts the monthly payment from a subscriber’s designated bank account, or through a direct-charge service that automatically charges the monthly payment to a subscriber’s designated credit card account. Approximately 73% of our subscribers as of December 31, 2008 pay through the direct-debit service. Accounts of subscribers who fail to pay our invoice are transferred to a collection agency, which sends out a notice of payment. If such charges are not paid after notice, we cease to provide outgoing service to such subscribers after a period of time determined by the type of subscribed service. If charges are still not paid two to three months after outgoing service is cut off, we cease all services to such subscribers. After service is ceased, the overdue charges that are not collected by the collection agency are written off.

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

Our principal fixed asset is our integrated telecommunications network that consists of exchanges and transmission equipment, access lines, backbone network, and mobile network. In addition, we own buildings and real estate throughout Korea.

Our fixed-line equipment vendors and mobile equipment suppliers include well-known international and local suppliers such as Samsung Electronics, LG Electronics, Cisco Systems and Alcatel-Lucent.

Exchanges

Exchanges include local exchanges and “toll” exchanges that connect local exchanges to long-distance transmission facilities. We had 26.0 million lines connected to local exchanges and 1.6 million lines connected to toll exchanges as of December 31, 2008.

All of our exchanges are fully automatic. We completed replacement of all electromechanical analog exchanges with digital exchanges in June 2003 in order to provide higher speed and larger volume services. Starting in 2006, we also began conversion of our exchanges to be compatible to Internet protocol platform in preparation for building our next generation broadband convergence network by 2015. As of December 31, 2008, approximately 51% of our lines connected to toll exchanges are compatible to Internet protocol platform.

Internet Backbone

Our Internet backbone network, called KORNET, has the capacity to handle an aggregate traffic of our broadband Internet access subscribers, Internet data centers and Internet exchange system at any given moment of up to 3.2 Tbps as of December 31, 2008. We have set up contingent plans to prepare against various incidents that could affect reliable Internet access service. Starting in 2005, we have also begun deploying our Internet protocol premium network that enables us to more reliably support QOOK TV, WiBro, QOOK Internet Phone, upgraded VoIP services and other Internet protocol services. As of December 31, 2008, our Internet protocol premium network had 270,000 lines installed to provide voice over Internet protocol services and a total capacity to handle up to 340 Gbps of video-on-demand services. We plan to continue to expand our Internet protocol premium network in 2009.

Access Lines

As of December 31, 2008, we had 11.3 million access lines installed, which allow us to reach virtually all homes and businesses in Korea. As part of our broadband deployment strategy, we have upgraded many of our access lines by equipping them with broadband capability using xDSL and FTTH technology. As of December 31, 2008, we had approximately 7.9 million broadband lines with speeds of at least 50 Mbps that enable us to deliver broadband Internet access and multimedia content to our customers.

Transmission Network

Our domestic fiber optic cable network consisted of 312,232 kilometers of fiber optic cables as of December 31, 2008, of which 82,127 kilometers of fiber optic cables are used to connect our backbone network and 230,196 kilometers are used to connect the backbone network to our subscribers. Our backbone network utilizes dense wavelength division multiplexing technology for connecting major cities as well as optical add-drop multiplexer technology for connecting neighboring cities. Dense wavelength division multiplexing technology improves bandwidth efficiency by enabling transmission of data from multiple signals across one fiber strand in a cable by carrying each signal on a separate wavelength. We enhanced our backbone network connecting six major cities in Korea by implementing an optical cross-connector (OXC) architecture in 2008 and are in the process of building our next generation broadband convergence network through installation of network equipment utilizing optical reconfigurable add-drop multiplexer technology and multi-service provisioning platform.

Our extensive domestic long-distance network is supplemented by our fully digital domestic microwave network, which consists of 56 relay sites.

International Network

Our international network infrastructure consists of both submarine cables and satellite transmission systems, including two submarine cable-landing stations in Busan and Keoje and two satellite teleports in Kumsan and Boeun. Data services such as international private lease circuits, Internet protocol and very small aperture terminals are provided through submarine cables and satellite transmission. In order to guarantee high quality services to our end customers, our submarine cables and satellite transmission systems are linked to various points-of-presence in the United States, Asia and Europe. In addition, our international telecommunications networks are directly linked to 247 telecommunications service providers in various international destinations and are routed through our three international switching centers in Seoul, Daejeon and Busan.

Our international Internet backbone with capacity of 130 Gbps is connected to approximately 190 Internet service providers through our two Internet gateways in Heawha and Guro. In addition, we operate a video backbone with capacity of 665 Mbps to transmit video signals from Korea to the United States, Japan and Singapore.

Satellites

In order to provide broadcasting, video distribution and broadband data services in select areas, we operate two satellites, Koreasat 3 and 5, launched in 1999 and 2006, respectively. These two satellites are expected to reach the end of their normal operational lives in 2011 and 2021, respectively. See “Item 4.B. Business Overview — Our Services — Satellite Services.”

Mobile Networks

Our mobile network architecture includes the following components:

•	cell sites, which are physical locations equipped with base transceiver stations consisting of transmitters, receivers and other equipment used to communicate through radio channels with subscribers’ mobile telephone handsets within the range of a cell;

•	base station controllers, which connect to and control, the base transceiver stations;

•	mobile switching centers, which in turn control the base station controllers and the routing of telephone calls; and

•	transmission lines, which connect the mobile switching centers, base station controllers, base transceiver stations and the public switched telephone network.

The following table lists selected information regarding mobile networks of KTF as of December 31, 2008:

	CDMA	W-CDMA

Mobile switching centers	42	22
Base station controllers	397	219
Base transceiver stations	10,750	6,997
Indoor and outdoor repeaters	47,450	196,587

We have 40 MHz of bandwidth in the 1,800 MHz spectrum to provide PCS services based on CDMA wireless network standards and another 40 MHz of bandwidth in the 2,000 MHz spectrum to provide IMT-2000 services based on W-CDMA wireless network standards. We have also installed an intelligent network on our mobile network infrastructure to provide a wide range of advanced call features and value-added services.

International Submarine Cable Networks

International traffic is handled by telecommunications satellites and submarine cables. Because of the high cost of laying a submarine cable, the usual practice is for multiple carriers to jointly commission a new cable and share the costs and the capacity. We own interests in several international fiber optic submarine cable networks, including:

•	a 2.3% interest in the 12,083-kilometer Asia Pacific Cable Network connecting Korea, Japan and Hong Kong with six Southeast Asian countries and Australia, activated since January 1997;

•	a 1.4% interest in the 29,000-kilometer FLAG Europe-Asia network connecting Korea, Southeast Asia, the Middle East and Europe, activated since April 1997;

•	a 1.9% interest in the 39,000-kilometer Southeast Asia-Middle East-Western Europe 3 Cable Network linking 34 countries, activated since December 1999;

•	a 6.7% interest in the 30,444-kilometer China-U.S. Cable Network linking Korea, China, Japan, Taiwan and the United States, activated since January 2000;

•	a 2.5% interest in the 19,000-kilometer Asia Pacific Cable Network 2 connecting Korea, China, Japan, Taiwan, Hong Kong, Philippines, Singapore and Malaysia, activated since December 2001;

•	a 20.0% interest in the 500-kilometer Korea-Japan Cable Network linking Korea and Japan, activated since March 2002.; and

•	a 13.1% interest in the 16,500-kilometer Trans Pacific Express Cable Network linking Korea, China, Taiwan and the United States, activated since September 2008.

We have also invested in 15 other international fiber optic submarine cables around the world.

Item 4A.	Unresolved Staff Comments

We do not have any unresolved comments from the Securities and Exchange Commission staff regarding our periodic reports under the Exchange Act of 1934.

Item 5.	Operating and Financial Review and Prospects

Item 5.A.	Operating Results

Overview

We are an integrated provider of telecommunications services. Our principal services include fixed-line telephone services, Internet services including broadband Internet access service, mobile service and data communication service. The principal factors affecting our revenues from these services have been our rates for, and the volume of usage of, these services, as well as the number of subscribers. For information on rates we charge for our services, see “Item 4. Information on the Company — Item 4.B. Business Overview — Revenues and Rates.”

Historically, our revenues were derived principally from telephone services which consist of local, domestic long-distance and international long-distance services and land-to-mobile interconnection service. In recent years, we have been deriving an increasing portion of our operating revenues from Internet services and mobile service.

The following table shows, for each of the years in the three-year period ended December 31, 2008, our operating revenues, expenses and operating income determined in accordance with Korean GAAP, and each amount as a percentage of consolidated operating revenues.

	Year Ended December 31,
	2006			2007			2008
			(Percentage			(Percentage			(Percentage
			of			of			of
	(In		consolidated	(In		consolidated	(In		consolidated
	billions of		operating	billions of		operating	billions of		operating
	Won)		revenues)	Won)		revenues)	Won)		revenues)

Operating revenues:
Telephone services:
Local service	~~W~~	2,909	16.3%	~~W~~	2,856	15.3%	~~W~~	2,752	14.0%
Non-refundable service installation fees		46	0.3		43	0.2		28	0.1
Domestic long-distance service		711	4.0		673	3.6		587	3.0
International long-distance service		386	2.2		432	2.3		442	2.2
Land-to-mobile interconnection		1,765	10.0		1,588	8.5		1,391	7.1

Sub-total		5,817	32.8		5,592	29.9		5,200	26.4

Internet services:
Broadband Internet access service		2,149	12.1		2,074	11.1		2,050	10.4
Other Internet-related services(1)		322	1.8		424	2.3		629	3.2

Sub-total		2,471	13.9		2,498	13.4		2,679	13.6

Mobile service		5,510	30.9		5,875	31.5		6,261	31.9
Sale of goods(2)		1,889	10.6		2,324	12.5		2,867	14.6
Data communication service(3)		1,284	7.2		1,271	6.8		1,336	6.8
Miscellaneous services(4)		854	4.6		1,100	5.9		1,302	6.7

Total operating revenues		17,825	100.0		18,660	100.0%		19,645	100.0%

Operating expenses:
Salaries and related costs		2,993	16.8		3,133	16.8		3,214	16.4
Depreciation and amortization		3,557	20.0		3,602	19.3		3,630	18.5
Other operating and maintenance(5)		8,892	49.9		10,180	54.6		11,373	57.9

Total operating expenses		15,442	86.7		16,915	90.6%		18,217	92.7%

Operating income	~~W~~	2,383	13.3%	~~W~~	1,745	9.4%	~~W~~	1,428	7.3%

(1)	Includes revenues from Kornet Internet connection service and services provided by our Internet data centers, Bizmeka and QOOK TV.

(2)	Includes mobile handset sales.

(3)	Includes revenues from satellite service.

(4)	Includes revenues from information technology and network services and real estate development.

(5)	For a breakdown of other operating and maintenance expenses, see “— Item 5.A. Operating Results — Other Operating and Maintenance Expenses.”

We have two reportable operating segments — a wireline communications segment and a mobile services segment. All financial information included in the wireline communications segment discussion is based on non-consolidated financial statements of KT Corporation prior to elimination of intercompany transactions. Wireline communications include all services provided to fixed-line customers, including Internet access services, data communication services, leased line services and telephone services. All financial information included in the mobile service segment discussion is based on non-consolidated financial statements of KTF prior to elimination of intercompany transactions. Mobile services include both PCS service and IMT-2000 service. The operations of all other entities are included in the “Other” segment.

One of the major factors contributing to our historical performance was the growth of the Korean economy, and our future performance will depend at least in part on Korea’s general economic growth and prospects. For a description of recent developments that have had and may continue to have an adverse effect on our results of operations and financial condition, see “Item 3. Key Information — Item 3.D. Risk Factors — Korea is our most important market, and our current business and future growth could be materially and adversely affected if economic conditions in Korea deteriorate.” A number of other developments have had or are expected to have a material impact on our results of operations, financial condition and capital expenditures. These developments include:

•	merger of KTF into KT Corporation on June 1, 2009;

•	IMT-2000 service license payments;

•	changes in the rate structure for our services;

•	developing and launching WiBro service; and

•	deployment of FTTH.

As a result of these factors, our financial results in the past may not be indicative of future results or trends in those results.

Merger of KTF into KT Corporation

On June 1, 2009, KTF merged into KT Corporation, with KT Corporation surviving the merger, with the objective of maximizing management efficiencies of our fixed-line and mobile telecommunications operations as well as more effectively responding to the convergence trends in the telecommunications industry. The merger was consummated pursuant to a “comprehensive stock transfer” under Article 360-15 of the Korean Commercial Code, whereby KTF common stockholders received 0.7192335 share of KT Corporation common stock for every one share of KTF common stock they owned. We delivered 700,108 shares of our newly issued common stock (par value ~~W~~5,000) and 45,629,480 shares of our treasury shares (par value ~~W~~5,000) to KTF stockholders listed on the stockholder registry of KTF as of the date of the merger.

Under Korean law, holders of shares of KT Corporation or KTF common stock who opposed the merger were entitled to exercise their appraisal rights to purchase their shares, which were set at ~~W~~38,535 for each share of KT Corporation common stock properly submitted to KT Corporation for appraisal and ~~W~~29,284 for each share of KTF common stock properly submitted to KTF for appraisal. KT Corporation and KTF spent an aggregate of ~~W~~298 billion to purchase such shares properly submitted for appraisal, which are now held as treasury shares.

IMT-2000 Service License Payments

We acquired the right to purchase one of three licenses to provide IMT-2000 services on December 15, 2000, as a member of a consortium of companies including KT Corporation and KTF. In March 2001, KT ICOM, a company created by the consortium, paid half of the ~~W~~1.3 trillion license fee payable to the Korea Communications Commission. KTF, which subsequently merged with KT ICOM, paid ~~W~~90 billion in 2007 and ~~W~~110 billion in 2008, and we are obligated to pay the remaining ~~W~~450 billion as follows: ~~W~~130 billion in 2009, ~~W~~150 billion in 2010 and ~~W~~170 billion in 2011. This payable accrues interest at the applicable three-year Government bond interest rate minus 0.75%. The accrued interest is paid on an annual basis to the Korea Communications Commission. KTF expanded its coverage area of HSDPA-based IMT-2000 services to 84 cities in December 2006 and began offering nationwide services in March 2007 under the brandname “SHOW.”

Changes in the Rate Structure for Our Services

Periodically, we change our rate structure for our services. In order to mitigate the impact from lower usage charges of local and domestic long-distance calls, we have increased our basic monthly charges and began offering optional flat rate plans for our fixed-line subscribers. Such adjustments in the rate structure have had a positive effect on our financial condition by increasing the portion of fixed income and stabilizing our cash flow. In addition, because the growing use of mobile telecommunications services has decreased the usage of our fixed-line telephone services, we believe we are able to maximize our revenues from fixed-line telephone services by adjusting the rate structure so as to increase our basic monthly charges. Starting in the second half of 2007, we also began bundling our services at a discount in order to attract additional subscribers to our new services. We launched a new brand “QOOK” in March 2009 to promote our bundled products, and we currently bundle our broadband Internet access service with WiBro, IP-TV, Internet phone, fixed-line telephone service and mobile services at a discount. For a discussion of adjustments in our rate structure, see “Item 4. Information on the Company — Item 4.B. Business Overview — Revenues and Rates.”

Developing and Launching WiBro Service

In March 2005, we acquired a license to provide wireless broadband Internet access service for ~~W~~126 billion. The license is valid for seven years from the grant date and the license amount is amortized over the remaining contractual life commencing from June 2006. We conducted trial service of WiBro service in parts of Seoul and Gyunggi Province starting in April 2006 and commercially launched our service in these areas in June 2006. We expanded the service to all of metropolitan Seoul and select universities in Gyunggi Province in April 2007 and to 19 neighboring cities in October 2008. We believe that additional amounts of capital expenditures and research and development will be required to complete the buildout of our WiBro service network, and we plan to spend approximately ~~W~~53 billion in capital expenditures in 2009 to expand our WiBro service network, which we may adjust subject to market demand.

Upgrading of Broadband Network to FTTH

FTTH is a telecommunication architecture in which a communication path is provided over optical fiber cables extending from the telecommunications operator’s switching equipment to the boundary of home or office. FTTH uses fiber optic cable, which is able to carry a high-bandwidth signal for longer distances without degradation. FTTH enables us to deliver enhanced products and services that require high bandwidth, such as IP-TV service and delivery of other digital media content. We are currently upgrading our broadband network to enable FTTH connection, which enhances downstream speed up to 100 Mbps and connection quality. We are planning to spend approximately ~~W~~297 billion in capital expenditures in 2009 to upgrade our broadband network to FTTH, which we may adjust after periodic assessments.

Critical Accounting Policies

The following discussion and analysis is based on our consolidated financial statements, which have been prepared in accordance with Korean GAAP. Korean GAAP varies in certain significant respects from accounting principles generally accepted in the United States of America. We have summarized these differences and their effect on our stockholders’ equity as of December 31, 2007 and 2008 and the results of our operations for each of the years in the three-year period ended December 31, 2008, in Note 38 to the Consolidated Financial Statements.

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

These critical accounting estimates include:

•	allowances for doubtful accounts;

•	useful lives of property, plant and equipment;

•	impairment of long-lived assets, including the IMT-2000 frequency usage right;

•	impairment of investment securities;

•	income taxes; and

•	valuation of derivatives.

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

Changes in the allowances for doubtful accounts for each of the years in the three-year period ended December 31, 2008 are summarized as follows:

	Year Ended December 31,
	2006		2007		2008
	(In millions of Won)

Balance at beginning of year	~~W~~	613,873	~~W~~	563,164	~~W~~	487,729
Provision		111,285		71,502		150,583
Write-offs		(161,994)		(146,937)		(149,573)

Balance at end of year	~~W~~	563,164	~~W~~	487,729	~~W~~	488,739

If economic or specific industry trends change, we would adjust our allowances for doubtful accounts by recording additional expense or benefit. Our study shows that a 5.0% decrease or increase in the historical write-off experience would increase or decrease the provision for doubtful accounts by approximately ~~W~~2.8 billion as of December 31, 2008.

Useful lives of property, plant and equipment

Property, plant and equipment are depreciated based on the useful lives disclosed in Note 2(h) to the Consolidated Financial Statements. Generally, the useful lives are estimated at the time the asset is acquired and are based on historical experience with similar assets as well as taking into account anticipated technological or other changes. In certain cases and as permitted under Korean GAAP, those useful lives used for accounting purposes are different from the estimated economic lives of the related asset. In addition, the estimated lives of certain other assets, including underground access to cable tunnels, and concrete and steel telephone poles are based on rates established by a ruling by the Korean National Tax Service (which is also applicable under Korean GAAP). If technological changes were to occur more rapidly than anticipated or in a different form than anticipated, the useful lives assigned to these assets may need to be shortened, resulting in the recognition of increased depreciation expense in future periods. A decrease of remaining estimated useful life by one year of our property, plant and equipment would result in an increase of depreciation expense of approximately ~~W~~246 billion in 2008.

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

Our intangible assets include the IMT-2000 frequency usage right, which has a contractual life of 13 years and is amortized from the date commercial service is initiated through the end of its contractual life, which is November 2016. We started to amortize this frequency usage right in December 2003, and we review the IMT-2000 frequency usage right for impairment on an annual basis. In connection with our review, we utilize the estimated long-term revenue and cash flow forecasts developed as part of our planning process. The results of our review using the testing method described above did not indicate any need to impair the IMT-2000 frequency usage right in 2008. The use of different assumptions within our cash flow model could result in different amounts for the IMT-2000 frequency usage right.

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

Under Korean GAAP, recognition of deferred tax benefit from equity in losses of affiliates requires realization of the benefit within the near future, which is construed to mean five years. We do not believe it is probable to realize such benefit from KT Corporation’s investor-level goodwill amortization expenses within five years. Accordingly, we wrote off the related deferred income tax assets in the amount of ~~W~~26 billion in 2006 and ~~W~~38 billion in 2007 by taking a charge to deferred income tax expense. Our unrecognized deferred income tax assets decreased by ~~W~~38 billion in 2008 primarily due to a decrease in income tax rate from 27.5% to 22.0%.

Under U.S. GAAP, deferred tax assets are recognized for the excess of the tax basis over the amount for financial reporting of domestic and foreign investments accounted for on the equity method (except for corporate joint ventures). We purchased additional shares of KTF in 2006, which became a consolidated subsidiary under U.S. GAAP as of August 20, 2006. We had recognized deferred tax assets amounting to ~~W~~417 billion as of August 20, 2006 relating to the basis difference for our investment in KTF while being accounted for under the equity method. As a result of the consolidation of KTF, the deferred tax assets can no longer be recorded since it is not apparent that the temporary difference will reverse in the foreseeable future. We eliminated the deferred tax assets with the corresponding charge applied to an increase of goodwill as part of purchase accounting and the initial consolidation of KTF under U.S. GAAP.

Valuation of derivatives

We record rights and obligations arising from derivative instruments as assets and liabilities, which are stated at fair value. Gains and losses that result from the change in the fair value of derivative instruments are recognized in current earnings. However, for derivative instruments that qualify for cash flow hedge accounts, the effective portion of the gain or loss on the derivative instruments are recorded as gain (loss) on valuation of derivatives for cash flow hedge included in accumulated other comprehensive income (loss).

Significant management judgment is involved in determining the fair value of derivative instruments. The estimates and assumptions used by our management to determine fair value can be impacted by many factors, such as the credit quality of each derivative counterparty, interest rate, market volatility or the overall condition of the economy and its impact on the capital markets. Any changes in these assumptions could significantly affect the valuation and timing of recognition of valuation losses classified as other than temporary.

Adoption of New Accounting Standards

Through December 31, 2008, the Korea Accounting Standards Board has issued Statements of Korea Accounting Standards (“SKAS”) No. 1 through No. 25. Among these statements, SKAS No. 1 through No. 10 and SKAS No. 12 through No. 20 are required to be applied in the prior periods. Although SKAS No. 11 and SKAS No. 21 through No. 25 are required to be applied starting in 2007, the accompanying consolidated financial statements for the years ended December 31, 2006 have been reclassified in accordance with Statements of Korea Accounting Standards No. 16 and No. 21 for comparison purposes.

Operating Results

We have adopted new accounting standards and reclassified certain of our accounts effective January 1, 2007, and we have made the corresponding reclassification to our 2006 consolidated financial statements. Our discussion of operating results is prepared using the reclassified consolidated financial statements. See “— Adoption of New Accounting Standards” for the effects of the adoption of new accounting standards.

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

In 2007, we had local service revenues of ~~W~~2,856 billion, representing a decrease of 1.8% compared to 2006 local service revenues of ~~W~~2,909 billion. The decrease in local service revenues in 2007 was due principally to a 9.3% decrease in the number of local call pulses in 2007 compared to 2006, which was attributable to the substitution effect from increase in usage of mobile telephone services and the Internet phone services. Effects from such decrease were partially offset by our efforts in recent years to mitigate the impact from lower usage of local calls and stabilize our revenues from fixed-line telephone services by offering optional flat rate plans, as well as an increase in revenues from value-added services.

In 2008, we had local service revenues of ~~W~~2,752 billion, representing a decrease of 3.6% compared to 2007 local service revenues of ~~W~~2,856 billion. The decrease in local service revenues in 2008 was due principally to a 15.2% decrease in the number of local call pulses in 2008 compared to 2007 attributable to the continuing substitution effect from increase in usage of mobile telephone services and the Internet phone services. Effects from such decrease were partially offset by participation by some of our subscribers in optional flat rate plans, as well as an increase in revenues from value-added services.

Non-refundable Service Installation Fee.  We implemented a new telephone installation charge system in April 2001, pursuant to which new customers who did not previously subscribe to our local service must pay a ~~W~~60,000 non-refundable installation fee. We also recognize such non-refundable installation fee as revenue. See “Item 4. Information on the Company — Item 4.B. Business Overview — Revenues and Rates — Telephone Services — Local Telephone Service.” We recognized as revenue ~~W~~46 billion in non-refundable service installation fees in 2006, ~~W~~43 billion in 2007 and ~~W~~28 billion in 2008.

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

In 2007, we had domestic long-distance revenues of ~~W~~673 billion, representing a decrease of 5.3% from 2006 domestic long-distance revenues of ~~W~~711 billion. The decrease in domestic long-distance revenues in 2007 was due principally to a decrease in the number of domestic long-distance call minutes in 2007 compared to 2006 primarily due to the substitution effect from increase in usage of mobile telephone services and Internet phone services. Effects from such decrease were partially offset by our efforts in recent years to mitigate the impact from lower usage of domestic long-distance calls and stabilize our revenues from fixed-line telephone services by offering optional flat rate plans.

In 2008, we had domestic long-distance revenues of ~~W~~587 billion, representing a decrease of 12.8% from 2007 domestic long-distance revenues of ~~W~~673 billion. The decrease in domestic long-distance revenues in 2008 was due principally to a decrease in the number of domestic long-distance call minutes in 2008 compared to 2007 primarily due to a continuing substitution effect from increase in usage of mobile telephone services and the Internet phone services. Effects from such decrease were partially offset by participation by some of our subscribers in optional flat rate plans.

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

Outgoing calls made by customers in Korea (and by customers from foreign countries under our home country direct-dial service) are billed in accordance with our rate schedule for the country called, under which rates vary depending on the time of day when a call is placed. Incoming calls are billed by us to the relevant foreign carrier or administration at the applicable settlement rate specified under the relevant agreement with the foreign entity. International long-distance calls to and from the United States, Japan and China in the aggregate accounted for 47.7% of our total international long-distance call minutes in 2008. See “Item 4. Information on the Company — Item 4.B. Business Overview — Our Services — Telephone Services — Fixed-line Telephone Services.”

In 2007, we had international long-distance revenues of ~~W~~432 billion, representing an increase of 11.9% compared to 2006 international long-distance revenues of ~~W~~386 billion. Our international long-distance revenues increased in 2007 primarily due to an increase in the number of international long-distance call minutes in 2007 compared to 2006 resulting from an increase in traffic from specific service providers utilizing our international long-distance network as well as an increase in revenues from international calls made using our Internet phone services.

In 2008, we had international long-distance revenues of ~~W~~442 billion, representing an increase of 2.3% compared to 2007 international long-distance revenues of ~~W~~432 billion. Our international long-distance revenues increased in 2008 primarily due to an increase in the number of international long-distance call minutes in 2008 compared to 2007 resulting from an increase in traffic from specific service providers utilizing our international long-distance network as well as an increase in revenues from international calls made using our Internet phone services.

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

In 2007, we had land-to-mobile interconnection revenues of ~~W~~1,588 billion, representing a decrease of 10.0% from 2006 interconnection revenues of ~~W~~1,765 billion, primarily due to increased volume of calls between mobile subscribers, which in turn reduced volume of calls between landline users to mobile subscribers.

In 2008, we had land-to-mobile interconnection revenues of ~~W~~1,391 billion, representing a decrease of 12.4% from 2007 interconnection revenues of ~~W~~1,588 billion, primarily due to increased volume of calls between mobile subscribers, which in turn reduced the volume of calls between landline users to mobile subscribers.

Internet Service Revenues

Broadband Internet access service accounted for 12.1% of our operating revenues in 2006, 11.1% in 2007 and 10.4% in 2008. Other Internet-related services include broadband Internet connection service to institutional customers under the “Kornet” brand name and services provided by our Internet data centers, Bizmeka and QOOK TV.

Broadband Internet Access Service Revenues.  Broadband Internet access service revenues include basic monthly charges for fixed-line broadband service and wireless LAN service, as well as applicable one-time installation fees. We do not charge usage fees to our subscribers of broadband Internet access service.

Broadband Internet access service revenues decreased by 3.5% to ~~W~~2,074 billion in 2007 from ~~W~~2,149 billion in 2006 primarily due to special discounts provided to long-term subscribers in 2007, which was offset in part by an increase in the number of subscribers.

Broadband Internet access service revenues decreased by 1.2% to ~~W~~2,050 billion in 2008 from ~~W~~2,074 billion in 2007, primarily due to special discounts offered to long-term subscribers and bundled products in 2008, which was offset in part by an increase in the number of subscribers.

Other Internet-related Service Revenues.  Other Internet-related service revenues increased by 31.7% to ~~W~~424 billion in 2007 from ~~W~~322 billion in 2006, primarily due to an increase in revenues related to our Internet data centers and Bizmeka service. Other Internet-related service revenues increased by 48.3% to ~~W~~629 billion in 2008 from ~~W~~424 billion in 2007 primarily due to a further increase in revenues related to our Internet data centers and Bizmeka service, as well as an increase in revenues from our IP-TV service.

Mobile Revenues

We derive revenues from mobile service principally from:

•	initial subscription fees;

•	monthly fees;

•	usage charges for outgoing calls;

•	usage charges for wireless data transmission;

•	contents download fees; and

•	value-added monthly service fees.

Prior to the merger of KTF into KT Corporation on June 1, 2009, we also generated operating revenues from mobile resale service through our air-time reselling arrangement with KTF.

Mobile service revenues increased by 6.6% to ~~W~~5,875 billion in 2007 from ~~W~~5,510 billion in 2006, primarily due to a 6.2% increase in the number of subscribers, including resale subscribers of KT Corporation, to 13.7 million as of December 31, 2007 from 12.9 million as of December 31, 2006. The average monthly revenue per subscriber of KTF increased to ~~W~~39,852 in 2007 from ~~W~~38,768 in 2006.

Mobile service revenues increased by 6.6% to ~~W~~6,261 billion in 2008 from ~~W~~5,875 billion in 2007, primarily due to a 4.7% increase in the number of subscribers, including resale subscribers of KT Corporation, to 14.4 million subscribers as of December 31, 2008 from 13.7 million subscribers as of December 31, 2007, as well as an increase in revenues from wireless data usage. The average monthly revenue per subscriber of KTF increased to ~~W~~40,270 in 2008 from ~~W~~39,852 in 2007.

Sale of Goods

Our revenues from sale of goods are generated through sale of mobile handsets and specially designed phones for fixed-line services.

Revenues from sale of goods increased by 23.0% to ~~W~~2,324 billion in 2007 from ~~W~~1,889 billion in 2006. Revenues from sale of goods increased in 2007 due primarily to an increase in the number of HSDPA-based IMT-2000 service compatible handsets.

Revenues from sale of goods increased by 23.4% to ~~W~~2,867 billion in 2008 from ~~W~~2,324 billion in 2007, primarily due to an increase in the number of HSDPA-based IMT-2000 service compatible handsets.

Data Communications Revenues

Revenues from data communications service include basic monthly charges of leased lines based on their distance, the capacity of the line and the type of line provided, and applicable one-time installation fees, as well as revenues from our satellite service. Data communications service revenues decreased by 1.0% in 2007 to ~~W~~1,271 billion from ~~W~~1,284 billion in 2006 primarily as a result of increased competition among leased line service providers. Data communications service revenues increased by 5.1% in 2008 to ~~W~~1,336 billion from ~~W~~1,271 billion in 2007 due to an increase in demand for our virtual private network service.

Miscellaneous Revenues

Miscellaneous revenues consist primarily of revenues from information technology and network services and real estate development.

Revenues from miscellaneous services increased by 28.8% to ~~W~~1,100 billion in 2007 from ~~W~~854 billion in 2006 and increased further by 18.4% to ~~W~~1,302 billion in 2008, primarily due to an increase in revenues from international roaming service, fees charged to voice resellers for using our international network and KT Capital, which offset a decrease in revenues from information technology and network services and real estate development.

Salaries and Related Costs

The principal components of salaries and related costs are salaries and wages, employee welfare expenses, severance indemnities and share-based payments. Employee welfare expenses include meal subsidies and commuting subsidies. The severance indemnities are a lump-sum amount paid to employees who have been employed by us for more than one year when they leave.

In 2007, salaries and related costs were ~~W~~3,133 billion, representing a 4.7% increase from ~~W~~2,993 billion in 2006, primarily due to an increase in provisions for severance indemnities resulting from an increase in the average salary rate compared to the prior year.

In 2008, salaries and related costs were ~~W~~3,214 billion, representing a 2.6% increase from ~~W~~3,133 billion in 2007, primarily as a result of an increase in salaries and wages resulting from an increase in the number of employees of our consolidated subsidiaries.

Wireline Communications.  In 2007, salaries and related costs increased by 3.4% to ~~W~~2,672 billion from ~~W~~2,585 billion in 2006, primarily as a result of an increase in provisions for severance indemnities. In 2008, salaries and related costs decreased by 0.9% to ~~W~~2,649 billion from ~~W~~2,672 billion in 2007, primarily as a result of a decrease in salaries and wages resulting from a decrease in the number of employees to 35,063 as of December 31, 2008 compared to 36,913 as of December 31, 2007.

Mobile Service.  In 2007, salaries and related costs increased by 6.4% to ~~W~~230 billion from ~~W~~216 billion in 2006, primarily as a result of an increase in the number of employees of KTF. In 2008, salaries and related costs increased by 3.1% to ~~W~~237 billion from ~~W~~230 billion in 2007, primarily as a result of a further increase in the number of employees of KTF.

Depreciation and Amortization

In 2007, depreciation and amortization expense increased by 1.3% to ~~W~~3,602 billion from ~~W~~3,557 billion in 2006. Depreciation and amortization expense amounted to ~~W~~3,630 billion in 2008, which represented a 0.8% increase from ~~W~~3,602 billion in 2007.

Wireline Communications.  In 2007, depreciation and amortization expense increased by 0.7% to ~~W~~2,135 billion from ~~W~~2,121 billion in 2006 due primarily to an expansion of its network facilities. In 2008, depreciation and amortization expense increased by 3.3% to ~~W~~2,205 billion from ~~W~~2,135 billion in 2007 due primarily to an increase in assets with short useful lives.

Mobile Service.  In 2007, depreciation and amortization expense increased by 0.7% to ~~W~~1,142 billion from ~~W~~1,135 billion in 2006. In 2008, depreciation and amortization expense decreased by 2.1% to ~~W~~1,118 billion from ~~W~~1,142 billion in 2007.

Other Operating and Maintenance Expenses

The largest components of other operating and maintenance expenses are cost of goods sold, sales commission, commissions and cost of services, interconnection charges, promotion expenses and repairs and maintenance costs. The following table shows other operating and maintenance expenses broken down by major components and the percentage changes in these expenses for each of the years in the three-year period ended December 31, 2008.

	Year Ended December 31,						Percentage Changes
	2006		2007		2008		2006 vs 2007	2007 vs 2008
	(In billions of Won)

Cost of goods sold	~~W~~	1,682	~~W~~	1,912	~~W~~	2,367	13.7%	23.8%
Sales commission		1,348		1,902		2,130	41.1	12.0
Commissions and cost of services		1,648		1,925		2,015	16.8	4.7
Interconnection charge		1,178		1,200		1,234	1.9	2.8
Promotion expenses		561		749		1,080	33.5	44.1
Repairs and maintenance		705		611		580	(13.3)	(5.0)
Miscellaneous expenses		1,769		1,881		1,967	6.3	4.6

Total	~~W~~	8,891	~~W~~	10,180	~~W~~	11,373	14.5%	11.7%

Our cost of goods sold consists primarily of our sale of mobile handsets and specially designed phones for fixed-line services. In 2007, cost of goods sold increased by 13.7% to ~~W~~1,912 billion from ~~W~~1,682 billion in 2006 primarily as a result of an increase in the number of HSDPA-compatible handsets sold. In 2008, cost of goods sold increased by 23.8% to ~~W~~2,367 billion from ~~W~~1,912 billion in 2007 primarily as a result of an increase in the sales of HSDPA-compatible handsets and specially designed phones for fixed-line services.

Sales commission consists principally of commission related to procurement of mobile subscribers and mobile handset sales. In 2007, our sales commission increased by 41.1% to ~~W~~1,902 billion from ~~W~~1,348 billion in 2006, primarily due to an increase in the number of our SHOW subscribers as well as an increase in sales commission to mobile sales agents resulting primarily from an increase in sales volume of HSDPA-compatible handsets, which are more expensive than regular handsets. In 2008, our sales commission increased by 12.0% to ~~W~~2,130 billion from ~~W~~1,902 billion in 2007, primarily due to a further increase in the number of our SHOW subscribers as well as a further increase in sales commission to mobile sales agents resulting primarily from an increase in sales volume of HSDPA-compatible handsets.

Commissions and cost of services consist principally of payments for third-party outsourcing services, including commissions to the call center staff. In 2007, our commissions increased by 16.8% to ~~W~~1,925 billion from ~~W~~1,648 billion in 2006, primarily due to an increase in outsourcing costs related to call center services. In 2008, our commissions increased further by 4.7% to ~~W~~2,015 billion from ~~W~~1,925 billion in 2007, primarily due to outsourcing of activation and installation activities to third-parties.

We recognize as an expense the interconnection payments to mobile service providers for calls from landline users and our mobile subscribers to our competitors’ mobile service subscribers. Our interconnection charges increased by 1.9% to ~~W~~1,200 billion in 2007 from ~~W~~1,178 billion in 2006 primarily due to an increase in the amount of call traffic to mobile subscribers. In 2008, our interconnection charges increased by 2.8% to ~~W~~1,234 billion from ~~W~~1,200 billion in 2007 primarily due to continued increase in the amount of call traffic to mobile subscribers. For a discussion of the interconnection payment calculation methodology, see “Item 4. Information on the Company — Item 4.B. Business Overview — Revenues and Rates — Telephone Services — Interconnection.”

Our promotion expenses consist primarily of handset subsidies. In 2007, our promotion expenses increased by 33.5% to ~~W~~749 billion from ~~W~~561 billion in 2006 primarily due to an increase in the sales volume of HSDPA-compatible handsets. In 2008, our promotion expenses increased by 44.1% to ~~W~~1,080 billion from ~~W~~749 billion in 2007 primarily due to further increase in the sales volume of HSDPA-compatible handsets.

In 2007, our repair and maintenance expenses decreased by 13.3% to ~~W~~611 billion from ~~W~~705 billion in 2006 primarily due to a decrease in repair and maintenance activities related to our broadband Internet network. In 2008, our repair and maintenance expenses decreased by 5.0% to ~~W~~580 billion from ~~W~~611 billion in 2007 primarily as a result of decrease in repair and maintenance activities related to our transmission network facilities.

Wireline Communications.  The largest components of other operating and maintenance expenses are sales commission, commissions, cost of services, interconnection payments for landline to mobile calls and cost of goods sold. In 2007, other operating and maintenance expenses increased by 5.6% to ~~W~~5,696 billion from ~~W~~5,394 billion in 2006. Other operating and maintenance expenses increased by 2.1% in 2008 to ~~W~~5,817 billion from ~~W~~5,696 billion in 2007.

Mobile Service.  The largest components of other operating and maintenance expenses are cost of handset sales, sales commissions, interconnection charges, commissions and promotion expenses. In 2007, other operating and maintenance expenses increased by 22.1% to ~~W~~5,481 billion from ~~W~~4,488 billion in 2006 primarily due to an increase in cost of handset sales and marketing expenses related to the promotion of SHOW services. In 2008, other operating and maintenance expenses increased by 19.3% to ~~W~~6,537 billion from ~~W~~5,481 billion in 2007 primarily due to increases in cost of handset sales, promotion expenses and sales commissions.

Operating Income

Operating income decreased by 26.8% in 2007 to ~~W~~1,745 billion from ~~W~~2,383 billion in 2006, as the increase in operating expenses more than offset the increase in operating revenues described above. Accordingly, our operating margin decreased to 9.4% in 2007 from 13.4% in 2006. Operating income further decreased by 18.2% to ~~W~~1,428 billion in 2008 from ~~W~~1,745 billion in 2007, as the increase in operating expenses more than offset the increase in operating revenues described above. Accordingly, our operating margin decreased to 7.3% in 2008 from 9.4% in 2007.

Wireline Communications.  In 2007, operating income decreased by 18.3% to ~~W~~1,434 billion from ~~W~~1,756 billion in 2006 as the increase in operating expenses more than offset the increase in operating revenues described above. Operating margin decreased to 12.0% in 2007 from 14.8% in 2006. In 2008, operating income further decreased by 22.3% to ~~W~~1,113 billion from ~~W~~1,434 billion in 2007 as the operating expenses increased while operating revenues decreased. Operating margin decreased to 9.4% in 2008 from 12.0% in 2007.

Mobile Service.  In 2007, operating income decreased by 36.0% to ~~W~~441 billion from ~~W~~689 billion in 2006 as the increase in operating expenses more than offset the increase in revenues described above. Operating margin decreased to 6.0% in 2007 from 10.6% in 2006. In 2008, operating income increased by 3.1% to ~~W~~454 billion from ~~W~~441 billion in 2007 as the increase in operating revenues described above was greater than the increase in operating expenses described above. Operating margin decreased to 5.4% in 2008 from 6.0% in 2007.

Income Taxes

In 2007, our income tax expense was ~~W~~357 billion and our effective tax rate was 24.6%, and we recognized tax credit of ~~W~~121 billion. In 2008, our income tax expense was ~~W~~168 billion and our effective tax rate was 24.6%, and we recognized tax credit of ~~W~~203 billion in 2008.

We had net deferred income tax assets of ~~W~~483 billion as of December 31, 2008.

Wireline Communications.  In 2007, income tax expense decreased by 14.1% to ~~W~~293 billion from ~~W~~341 billion in 2006, primarily due to a decrease in income before income tax expense to ~~W~~1,275 billion from ~~W~~1,574 billion in 2006. In 2008, income tax expense decreased by 62.3% to ~~W~~110 billion from ~~W~~293 billion in 2007, primarily due to a decrease in income before income tax expense to ~~W~~560 billion from ~~W~~1,275 billion in 2007.

Mobile Services.  In 2007, income tax expense decreased by 58.1% to ~~W~~43 billion from ~~W~~102 billion in 2006, primarily due to a decrease in income before income tax expense to ~~W~~287 billion in 2007 from ~~W~~514 billion in 2006. In 2008, income tax expense decreased by 49.1% to ~~W~~22 billion from ~~W~~43 billion in 2007, primarily due to a decrease in income before income tax expense to ~~W~~186 billion from ~~W~~287 billion in 2007.

Net Income

In 2007, our net income decreased by 22.4% to ~~W~~1,171 billion from ~~W~~1,510 billion in 2006 primarily as a result of a 26.8% decrease in operating income discussed above, a net loss on foreign exchange translation and transaction in 2007 compared to a net gain in 2006 and a decrease in net gain on disposal of available-for-sale securities, the effects of which were offset in part by a net gain on valuation and settlement of derivatives in 2007 compared to a net loss in 2006, a gain from discontinuing operations in 2007 compared to no such gain in 2006, an increase in interest income and a decrease in interest expenses.

Such factors were principally attributable to the following:

•	We recorded a net loss on foreign exchange translation and transaction of ~~W~~13 billion in 2007 compared to a net gain of ~~W~~136 billion in 2006 primarily as a result of the depreciation of the Korean Won against the Dollar in 2007 compared to appreciation in 2006. In terms of the market average exchange rates announced by Seoul Money Brokerage Services, Ltd., the Won depreciated against the Dollar from ~~W~~929.6 to US$1.00 as of December 29, 2006 to ~~W~~938.2 to US$1.00 as of December 31, 2007.

•	Our net gain on disposal of available-for-sale securities decreased by 88.4% in 2007 to ~~W~~9 billion from ~~W~~78 billion in 2006 primarily as a result of a decrease in disposal of such securities in 2007 compared to 2006.

•	We recorded a net gain on valuation and settlement of derivatives of ~~W~~23 billion in 2007 compared to a net loss of ~~W~~95 billion in 2006 primarily resulting from the depreciation of the Korean Won against the Dollar in 2007 compared to appreciation in 2006.

•	We recorded a gain of ~~W~~74 billion in 2007 as non-operating revenues from discontinuing operations of Korea Telecom Philippines Inc. and Korea Telecom Venture Fund No. 1, primarily due to reversal of cumulative loss from such operations.

•	Our interest income increased by 39.2% in 2007 to ~~W~~156 billion from ~~W~~112 billion in 2006 primarily as a result of an increase in our interest-earning assets, as well as a general increase in market interest rates in Korea in 2007. Our interest expenses decreased by 6.6% in 2007 to ~~W~~466 billion from ~~W~~499 billion in 2006 primarily as a result of a decrease in our borrowing amounts.

In 2008, our net income decreased by 56.2% to ~~W~~513 billion from ~~W~~1,171 billion in 2007 primarily as a result of a 18.2% decrease in operating income discussed above, an increase in net loss on foreign exchange translation and transaction and a decrease in reversal of accrued provisions, the effects of which were offset in part by a net gain on valuation and settlement of derivatives.

Such factors were principally attributable to the following:

•	We recorded a significant increase in net loss on foreign exchange translation and transaction to ~~W~~758 billion in 2008 from ~~W~~13 billion in 2007 primarily as a result of the depreciation of the Korean Won against the Dollar in 2008. Depreciation of the Won causes an increase in the amount of Won required by us to make interest and principal payments on our foreign currency-denominated debt, the costs of telecommunications equipment that we purchase from overseas sources and net settlement payments to foreign carriers and administrations. In terms of the market average exchange rate announced by Seoul Money Brokerage Services, Ltd., the Won depreciated against the Dollar from ~~W~~938.2 to US$1.00 as of December 31, 2007 to ~~W~~1,257.5 to US$1.00 as of December 31, 2008.

•	We recorded a decrease of 92.0% in reversal of accrued provisions to ~~W~~4 billion in 2008 from ~~W~~51 billion in 2007 primarily as a result of a decrease in the amount of reversal of accrued provisions relating to points accrued under our KT membership point program.

These effects were partially offset by a significant increase in net gain on valuation and settlement of derivatives of ~~W~~647 billion in 2008 compared to ~~W~~23 billion in 2007, reflecting our decision to hedge against the depreciation of the Korean Won against the Dollar in 2008.

Wireline Communications.  In 2007, net income decreased by 20.4% in 2007 to ~~W~~982 billion from ~~W~~1,233 billion in 2006, and further decreased by 54.2% in 2008 to ~~W~~450 billion from ~~W~~982 billion in 2007 primarily as a result of the reasons discussed above.

Mobile Service.  In 2007, net income decreased by 40.7% to ~~W~~244 billion from ~~W~~412 billion in 2006 primarily as a result of a 36.0% decrease in operating income in 2007 discussed above. In 2008, net income decreased by 32.6% to ~~W~~165 billion from ~~W~~244 billion in 2007 primarily as a result of an increase in loss on equity method investments. KTF recorded a 480.5% increase in net loss on equity method investments to ~~W~~105 billion in 2008 from net loss of ~~W~~18 billion in 2007 primarily due to losses from KTF M&S Co., Ltd. and KTF Technologies Co., Ltd.

Inflation

We do not consider that inflation in Korea has had a material impact on our results of operations in recent years. Inflation in Korea was 2.2% in 2006, 2.5% in 2007 and 4.7% in 2008. See “Item 3. Key Information — Item 3.D. Risk Factors — Korea is our most important market, and our current business and future growth could be materially and adversely affected if economic conditions in Korea deteriorate.”

Item 5.B.	Liquidity and Capital Resources

The following table sets forth the summary of our cash flows determined in accordance with Korean GAAP for the periods indicated.

	For the Years Ended December 31,
	2006		2007		2008
	(In billions of Won)

Net cash provided by operating activities	~~W~~	5,714	~~W~~	4,265	~~W~~	2,919
Net cash used in investing activities		(3,061)		(3,449)		(3,531)
Net cash provided by (used in) financing activities		(2,367)		(1,368)		1,051
Cash and cash equivalents at beginning of period		1,547		1,829		1,385
Cash and cash equivalents at end of period		1,829		1,385		1,891
Net increase (decrease) in cash and cash equivalents		282		(444)		506

Capital Requirements

Historically, uses of cash and cash equivalents consisted principally of purchases of property, plant and equipment and other assets and repayments of borrowings. In recent years, we have also used cash for acquisition of treasury shares and shares of our affiliates and payment of retirement and severance benefits for early retirement programs. From time to time, we may also require capital for investments involving acquisitions and strategic relationships.

Net cash used in investing activities was ~~W~~3,061 billion in 2006, ~~W~~3,449 billion in 2007 and ~~W~~3,531 billion in 2008, including additions to property, plants and equipment of ~~W~~3,518 billion in 2006, ~~W~~3,636 billion in 2007 and ~~W~~3,362 billion in 2008.

In our financing activities, we used cash of ~~W~~1,284 billion in 2006, ~~W~~1,359 billion in 2007 and ~~W~~2,147 billion in 2008 for repayment of current portion of bonds and long-term borrowings as well as ~~W~~109 billion in 2006 and ~~W~~413 billion in 2008 for repayment of short-term borrowings.

From time to time, we have also required capital needs for acquisition of treasury shares and shares of our affiliates and payment of retirement and severance benefits for early retirement programs. We spent ~~W~~214 billion in 2006, ~~W~~196 billion in 2007 and ~~W~~74 billion in 2008 for acquisition of treasury shares. In addition, we spent ~~W~~364 billion in 2006 to acquire additional equity interest in consolidated subsidiaries, including ~~W~~358 billion to purchase 12,489,850 shares of KTF. We spent approximately ~~W~~509 billion in the first half of 2009 to purchase and retire 13,124,000 treasury shares.

In connection with KTF’s merger into KT Corporation on June 1, 2009, we also spent an aggregate of ~~W~~298 billion to purchase shares of KT Corporation and KTF properly submitted for appraisal, which are now held as treasury shares. Under Korean law, holders of shares of KT Corporation or KTF common stock who opposed the merger were entitled to exercise their appraisal rights to purchase their shares, which were set at ~~W~~38,535 for each share of KT Corporation common stock properly submitted to KT Corporation for appraisal and ~~W~~29,284 for each share of KTF common stock properly submitted to KTF for appraisal. The merger was consummated pursuant to a “comprehensive stock transfer” under Article 360-15 of the Korean Commercial Code, whereby KTF common stockholders received 0.7192335 share of KT Corporation common stock for every one share of KTF common stock they owned. We delivered 700,108 shares of our newly issued common stock (par value ~~W~~5,000) and 45,629,480 shares of our treasury shares (par value ~~W~~5,000) to KTF stockholders listed on the stockholder registry of KTF as of the date of the merger.

Payments of cash dividends amounted to ~~W~~426 billion in 2006, ~~W~~473 billion in 2007 and ~~W~~409 billion in 2008.

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

Payments of contractual obligations and commitments will also require considerable resources. In our ordinary course of business, we routinely enter into commercial commitments for various aspects of our operations, including repair and maintenance. As of December 31, 2008, we had various contractual obligations and commitments which are more fully disclosed in the notes to our consolidated financial statements.

The following table sets forth selected information regarding our contractual obligations to make future payments as of December 31, 2008:

	Payments Due by Period
			Less than		1-3		4-5		After 5
Contractual Obligations(1)(2)	Total		1 Year		Years		Years		Years
	(In billions of Won)

Long-term debt obligations (including current portion of long-term debt)	~~W~~	9,431	~~W~~	1,441	~~W~~	3,777	~~W~~	1,970	~~W~~	2,243
Capital lease obligations		19		11		8		—		—
Operating lease obligations		1		1		—		—		—
Severance payment obligations		1,709		6		29		71		1,603
Long-term accounts payable — others		450		130		320		—		—

Total	~~W~~	11,610	~~W~~	1,589	~~W~~	4,134	~~W~~	2,041	~~W~~	3,846

Estimate of interest payment based on contractual interest rates effective as of December 31, 2008	~~W~~	1,929	~~W~~	492	~~W~~	688	~~W~~	364	~~W~~	385

(1)	Contractual obligations represent contractual liabilities as of the consolidated balance sheet date excluding refundable deposits for telephone installation and accruals for customer call bonus points, which do not have definitive payment schedules.

(2)	Excluding a put and call combination contract we entered into with Woori Investment & Securities Co., Ltd. On December 26, 2008, Woori Investment & Securities, which acquired shares of the Korea Digital Satellite Broadcasting Co., Ltd. from JP Morgan Whitefriars Inc., and we entered into a put and call combination contract. Under this contract, we may exercise a call option to acquire 9.2 million shares of the Korea Digital Satellite Broadcasting from Woori Investment & Securities during the period from December 26, 2009 to December 26, 2011, and Woori Investment & Securities has the option to exercise a put option on such shares to us on December 26, 2011. The exercise price under the contract for both parties is ~~W~~46 billion.

Capital Resources

We have traditionally met our working capital and other capital requirements principally from cash provided by operations, while raising the remainder of our requirements primarily through debt financing. Our major sources of cash have been net cash provided by operating activities, including net income, expenses not involving cash payments such as depreciation and amortization and net foreign currency translation loss (offset in large part by gain on valuation of derivatives), and proceeds from issuance of bonds and long-term borrowings. We expect that these sources will continue to be our principal sources of cash in the future. Net income was ~~W~~1,510 billion in 2006, ~~W~~1,171 billion in 2007 and ~~W~~513 billion in 2008 due to the reasons discussed in Item 5.A. Operating Results. Depreciation and amortization remained relatively stable at ~~W~~3,618 billion in 2006, ~~W~~3,657 billion in 2007 and ~~W~~3,703 billion in 2008 primarily reflecting our capital investment activities during the past three years. We recorded net foreign currency translation gain of ~~W~~111 billion in 2006 compared to net foreign currency losses of ~~W~~7 billion in 2007 and ~~W~~762 billion in 2008, primarily reflecting fluctuation of the Won against the Dollar. Such loss on foreign currency translation in 2008 was offset in large part by gain on valuation of derivatives of ~~W~~651 billion, reflecting our decision to hedge against the depreciation of the Korean Won against the Dollar in 2008. Aggregate cash proceeds from issuance of bonds and long-term borrowings were ~~W~~285 billion in 2006, ~~W~~878 billion in 2007 and ~~W~~3,780 billion in 2008. On May 27, 2009, we issued ~~W~~344 billion of 2.024% exchangeable bonds due 2014 to NTT DoCoMo. The bonds are exchangeable into common shares or ADRs of KT Corporation at ~~W~~40,743 per share. A certain portion of the KTF shares owned by NTT DoCoMo were provided to us as proceeds for the issuance of the bonds.

We periodically adjust our long-term debt financing depending on changes in our capital requirements. For example, we significantly increased proceeds from issuance of bonds and long-term borrowings in 2008 primarily to repay ~~W~~2,147 billion in current portion of bonds and long-term borrowings in 2008 as well as to procure capital relating to the merger of KTF into KT Corporation on June 1, 2009. In 2008, our proceeds from issuance of bonds were ~~W~~2,406 billion and our proceeds from long-term borrowings were 1,374 billion.

We believe that we have sufficient working capital available to us for our current requirements and that we have a variety of alternatives available to us to satisfy our financial requirements to the extent that they are not met by funds generated by operations, including the issuance of debt securities and bank borrowings denominated in Won and various foreign currencies. For example, we updated our Medium Term Note program in June 2005 from US$1 billion to US$2 billion, of which US$700 million remained unused as of December 31, 2008. However, our ability to rely on some of these alternatives could be affected by factors such as the liquidity of the Korean and the global financial markets, prevailing interest rates, our credit rating and the Government’s policies regarding Won currency and foreign currency borrowings. Other factors which could materially affect our liquidity in the future include unanticipated increase in capital expenditures and decrease in cash provided by operations resulting from a significant decrease in demand for our services. We may also need to raise additional capital sooner than we expect in order to fund unanticipated investments and acquisitions.

Our total stockholders’ equity increased from ~~W~~10,697 billion as of December 31, 2006 to ~~W~~11,138 billion as of December 31, 2007 primarily as a result of net income in 2007, which was offset in part by dividend payments and acquisition of treasury shares. However, our total stockholders’ equity decreased from ~~W~~11,138 billion as of December 31, 2007 to ~~W~~11,088 billion as of December 31, 2008 primarily as a result of our dividend payments, appropriation of subsidiaries’ treasury shares and acquisition of treasury shares, which more than offset our net income in 2008.

Liquidity

We had a working capital (current assets minus current liabilities) surplus of ~~W~~558 billion as of December 31, 2006, ~~W~~564 billion as of December 31, 2007 and ~~W~~1,833 billion as of December 31, 2008. The following table sets forth the summary of our significant current assets for the periods indicated.

	As of December 31,
	2006		2007		2008
	(In billions of Won)

Cash and cash equivalents	~~W~~	1,829	~~W~~	1,385	~~W~~	1,891
Short-term investment assets		671		460		417
Accounts receivable — trade		2,543		2,621		3,015
Inventories		237		299		425

Our cash, cash equivalents and short-term investment assets maturing within one year totaled ~~W~~2,500 billion as of December 31, 2006 and ~~W~~1,845 billion as of December 31, 2007 and ~~W~~2,308 billion as of December 31, 2008. Under Korean GAAP, bank deposits and all highly liquid temporary cash instruments within maturities of three months are considered as cash equivalents. Short-term investment assets primarily consist of time and trust deposits with maturities between four to twelve months and short-term loans and current portion of securities such as beneficiary certificates and available-for-sale securities.

The following table sets forth the summary of our significant current liabilities for the periods indicated:

	As of December 31,
	2006		2007		2008
	(In billions of Won)

Accounts payable — trade	~~W~~	773	~~W~~	1,020	~~W~~	834
Short-term borrowings		185		226		274
Current portion of bonds and long-term borrowings		1,353		1,020		1,440
Accounts payable — other		1,708		1,442		1,476
Accrued expenses		422		484		528

As of December 31, 2008, we entered into various commitments with financial institutions totaling ~~W~~2,879 billion and US$110 million. See Note 32 to the Consolidated Financial Statements. As of December 31,

2008, ~~W~~536 billion and US$63 million were outstanding under these facilities. We have not had, and do not believe that we will have, difficulty gaining access to short-term financing sufficient to meet our current requirements. We issued guarantees in favor of our consolidated subsidiaries’ indebtedness and contract performance of ~~W~~10 billion as of December 31, 2008.

Capital Expenditures

Capital expenditures on property, plants and equipment in 2008 totaled ~~W~~3,362 billion compared to ~~W~~3,636 billion in 2007 and ~~W~~3,518 billion in 2006.

Our current capital expenditure plan (including expenditures on property, plants and equipment) calls for the expenditure of approximately ~~W~~3,200 billion in 2009. The principal components of our capital investment plans are:

•	Approximately ~~W~~913 billion in general expansion and modernization of our network infrastructure;

•	Approximately ~~W~~297 billion in upgrading our broadband network to enable FTTH connection;

•	Approximately ~~W~~790 billion in capital investments for IMT-2000 (W-CDMA) service;

•	Approximately ~~W~~53 billion in capital investments for WiBro service;

•	Approximately ~~W~~280 billion in capital investments for IP-TV service; and

•	Approximately ~~W~~119 billion in capital investments for development of services over Internet protocol.

Recent Accounting Pronouncements in Korean GAAP

Effective January 1, 2008, we adopted Statements of Korean Accounting Standard No. 25 “Consolidated Financial Statements.” The adoption of these standards did not have a significant impact on our consolidated financial statements. For the adoption of accounting standards applied in prior periods, see “— Item 5.A. Operating Results — Adoption of New Accounting Standards.”

U.S. GAAP Reconciliation

In 2006, we recorded net earnings of ~~W~~1,329 billion under U.S. GAAP compared to net income (attributable to equity holders of the parent) of ~~W~~1,292 billion under Korean GAAP, primarily because of difference in the treatment of depreciation and reversal of goodwill amortization relating to equity method investments. In 2007, we recorded net earnings of ~~W~~1,069 billion under U.S. GAAP compared to net income (attributable to equity holders of the parent) of ~~W~~1,056 billion under Korean GAAP, primarily because of difference in the treatment of depreciation, reversal of goodwill amortization relating to equity method investments and the timing of recognition of service installation fees. In 2008, we recorded net earnings of ~~W~~518 billion under U.S. GAAP compared to net income (attributable to equity holders of the parent) of ~~W~~450 billion under Korean GAAP, primarily because of difference in the treatment of depreciation and reversal of goodwill amortization relating to equity method investments.

Stockholders’ equity under U.S. GAAP is lower than under Korean GAAP by ~~W~~2,700 billion as of December 31, 2007 and ~~W~~2,598 billion as of December 31, 2008 primarily as a result of:

•	the difference in the treatment of minority interests;

•	the difference in the treatment of impairment loss relating to equity investees;

•	the difference in the treatment of depreciation; and

•	the difference in the treatment of deferred service installation fees,

which more than offset the effect of:

•	other differences in the treatment of equity in earnings of equity method affiliates; and

•	the aggregate effect of deferred income taxes recognized under U.S. GAAP.

For further discussion of the principal differences between Korean GAAP and U.S. GAAP as they relate to us, see Note 38 to the Consolidated Financial Statements.

Recent Accounting Pronouncements in U.S. GAAP

In September 2006, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 157, “Fair Value Measurements” (SFAS No. 157) which provides a consistent definition of fair value which focuses on exit price and prioritizes, within a measurement of fair value, the use of market-based inputs over entity-specific inputs. SFAS No. 157 requires expanded disclosures about fair value measurements and establishes a three-level hierarchy for fair value measurements based on the transparency of inputs to the valuation of an asset or liability as of the measurement date. The standard also requires that a company use its own nonperformance risk when measuring liabilities carried at fair value, including derivatives. In February 2008, the FASB approved a FASB Staff Position (FSP) that permits companies to partially defer the effective date of SFAS No. 157 for one year for nonfinancial assets and nonfinancial liabilities that are recognized or disclosed at fair value in the financial statements on a nonrecurring basis. The FSP did not permit companies to defer recognition and disclosure requirements for financial assets and financial liabilities or for nonfinancial assets and nonfinancial liabilities that are remeasured at least annually. SFAS No. 157 is effective for financial assets and financial liabilities and for nonfinancial assets and nonfinancial liabilities that are remeasured at least annually for financial statements issued for fiscal years beginning after November 15, 2007. The provisions of SFAS No. 157 will be applied prospectively. We intend to defer adoption of SFAS No. 157 for one year for nonfinancial assets and nonfinancial liabilities that are recognized or disclosed at fair value in the financial statements on a nonrecurring basis and are currently evaluating the effects, if any, that SFAS No. 157 may have on our consolidated financial condition and results of operations.

In September 2006, the FASB ratified Emerging Issue Task Force (EITF) Issue No. 06-1, “Accounting for Consideration Given by a Service Provider to a Manufacturer or Reseller of Equipment Necessary for an End- Customer to Receive Service from the Service Provider” (EITF No. 06-1), which provides guidance regarding whether the consideration given by a service provider to a manufacturer or reseller of specialized equipment should be characterized as a reduction of revenue or as an expense. EITF No. 06-1 is effective for the first annual reporting period beginning after June 15, 2007. Entities are required to recognize the effects of applying this issue as a change in accounting principle through retrospective application to all prior periods unless it is impracticable to do so. We estimate that upon adoption, this guidance will not have a material effect on our consolidated financial condition and results of operations.

In February 2007, the FASB issued SFAS No. 159 “The Fair Value Option for Financial Assets and Financial Liabilities — including an Amendment of SFAS No. 115” (SFAS No. 159), which permits an entity to measure certain financial assets and financial liabilities at fair value that are not currently required to be measured at fair value. Entities that elect the fair value option will report unrealized gains and losses in earnings at each subsequent reporting date. The fair value option may be elected on an instrument-by-instrument basis, with few exceptions. SFAS No. 159 amends previous guidance to extend the use of the fair value option to available-for-sale and held-to-maturity securities. The Statement also establishes presentation and disclosure requirements to help financial statement users understand the effect of the election. SFAS No. 159 is effective as of the beginning of the first fiscal year beginning after November 15, 2007. We do not expect the adoption of this standard to have a material impact on our consolidated financial condition and results of operations.

In June 2007, the FASB ratified EITF Issue No. 07-3, “Accounting for Nonrefundable Payments for Goods or Services to Be Used in Future Research and Development Activities” (EITF 07-3), requiring that nonrefundable advance payments for future research and development activities be deferred and capitalized. Such amounts should be expensed as the related goods are delivered or the related services are performed. The Statement is effective for fiscal years beginning after December 15, 2007. We estimate that upon adoption, this guidance will not have a material effect on our consolidated financial condition and results of operations.

In June 2007, the FASB ratified EITF Issue No. 06-11, “Accounting for Income Tax Benefits of Dividends on Share-Based Payment Awards” (EITF 06-11), which requires entities to record to additional paid-in capital the tax benefits on dividends or dividend equivalents that are charged to retained earnings for certain share-based awards. In a share-based payment arrangement, employees may receive dividends or dividend equivalents on awards of nonvested equity shares, nonvested equity share units during the vesting period, and share options until the exercise date. Generally, the payment of such dividends can be treated as deductible compensation for tax purposes. The amount of tax benefits recognized in additional paid-in capital should be included in the pool of excess tax benefits available to absorb tax deficiencies on share-based payment awards. EITF 06-11 is effective for fiscal years beginning after December 15, 2007. We estimate that upon adoption, this guidance will not have a material effect on our consolidated financial condition and results of operations.

In December 2007, the FASB issued SFAS No. 141(R), “Business Combinations” (SFAS No. 141(R)) which retained the underlying concepts of SFAS No. 141 in that all business combinations are still required to be accounted for at fair value under the acquisition method of accounting, but SFAS No. 141(R) changed the method of applying the acquisition method in a number of significant aspects. SFAS No. 141(R) will require that: (1) for all business combinations, the acquirer records all assets and liabilities of the acquired business, including goodwill, generally at their fair values; (2) certain contingent assets and liabilities acquired be recognized at their fair values on the acquisition date; (3) contingent consideration be recognized at its fair value on the acquisition date and, for certain arrangements, changes in fair value will be recognized in earnings until settled; (4) acquisition-related transaction and restructuring costs be expensed rather than treated as part of the cost of the acquisition and included in the amount recorded for assets acquired; (5) in step acquisitions, previous equity interests in an acquiree held prior to obtaining control be re-measured to their acquisition-date fair values, with any gain or loss recognized in earnings; and (6) when making adjustments to finalize initial accounting, companies revise any previously issued post-acquisition financial information in future financial statements to reflect any adjustments as if they had been recorded on the acquisition date. SFAS No. 141(R) is effective on a prospective basis for all business combinations for which the acquisition date is on or after the beginning of the first annual period subsequent to December 15, 2008, with the exception of the accounting for valuation allowances on deferred taxes and acquired tax contingencies. SFAS No. 141(R) amends SFAS No. 109 such that adjustments made to valuation allowances on deferred taxes and acquired tax contingencies associated with acquisitions that closed prior to the effective date of this statement should also apply the provisions of SFAS No. 141(R). This standard will be applied to all future business combinations after December 31, 2008.

In December 2007, the FASB issued SFAS No. 160, “Noncontrolling Interests in Consolidated Financial Statements, an Amendment of ARB 51” (SFAS No. 160) which amends ARB 51 to establish new standards that will govern the accounting for and reporting of noncontrolling interests in partially owned consolidated subsidiaries and the loss of control of subsidiaries. Also, SFAS No. 160 requires that: (1) noncontrolling interest, previously referred to as minority interest, be reported as part of equity in the consolidated financial statements; (2) losses be allocated to the noncontrolling interest even when such allocation might result in a deficit balance, reducing the losses attributed to the controlling interest; (3) changes in ownership interests be treated as equity transactions if control is maintained; and, (4) upon a loss of control, any gain or loss on the interest sold be recognized in earnings. SFAS No. 160 is effective on a prospective basis for all fiscal years beginning on or after December 15, 2008, except for the presentation and disclosure requirements, which will be applied retrospectively. We are currently evaluating the effects, if any, that SFAS No. 160 may have on our consolidated financial condition and results of operations.

In March 2008, the FASB issued SFAS No. 161, “Disclosures about Derivative Instruments and Hedging Activities — an Amendment of FASB Statement No. 133” (SFAS No. 161), that expands the disclosure requirements of FASB Statement No. 133, “Accounting for Derivative Instruments and Hedging Activities” (SFAS No. 133). SFAS No. 161 requires additional disclosures regarding: (1) how and why an entity uses derivative instruments; (2) how derivative instruments and related hedged items are accounted for under SFAS No. 133; and (3) how derivative instruments and related hedged items affect an entity’s financial position, financial performance and cash flows. In addition, SFAS No. 161 requires qualitative disclosures about objectives and strategies for using derivatives described in the context of an entity’s risk exposures, quantitative disclosures about the location and fair value of derivative instruments and associated gains and losses, and disclosures about credit-risk-related contingent features in derivative instruments. SFAS No. 161 is effective for fiscal years beginning after November 15, 2008. We anticipate that the adoption of this statement will have a material effect on our consolidated financial position and results of operations.

In April 2008, the FASB issued FSP FAS 142-3, “Determining of the Useful Life of Intangible Assets,” (FSP FAS 142-3) to improve the consistency between the useful life of a recognized intangible asset under

SFAS No. 142, “Goodwill and Other Intangible Assets,” (SFAS No. 142) and the period of expected cash flows used to measure the fair value of the asset under SFAS No. 141(R) and other U.S. GAAP standards. FSP FAS 142-3 establishes additional factors to be considered by an entity in developing assumptions about renewal or extension used to determine the useful life of an intangible asset recognized under SFAS No. 142. FSP FAS 142-3 is effective for financial statements issued for fiscal years beginning after December 15, 2008. We will adopt FSP FAS 142-3 effective January 1, 2009. We anticipate that the adoption of this statement will have a material effect on our financial position and results of operations.

In May 2008, the FASB issued FSP APB 14-1, “Accounting for Convertible Debt Instruments that may be Settled in Cash upon Conversion (Including Partial Cash Settlement),” (FSP APB 14-1) which specifies that issuers of such instruments should separately account for the liability and equity components in a manner that will reflect the issuer’s nonconvertible debt borrowing rate when interest cost is recognized in subsequent periods. FSP APB 14-1 is effective for financial statements issued for fiscal years beginning after December 15, 2008. We are currently evaluating the effects, if any, which FSP APB 14-1 may have on our consolidated financial condition and results of operations.

In May 2008, the FASB issued SFAS No. 162, “The Hierarchy of Generally Accepted Accounting Principles” (SFAS No. 162) that is intended to improve financial reporting by identifying a consistent framework for selecting accounting principles to be used in preparing financial statements that are presented in conformity with U.S. GAAP for nongovernmental entities. SFAS No. 162 is effective 60 days following the Securities and Exchanges Commission’s approval of the Public Company Accounting Oversight Board Auditing amendments to AU Section 411, “The Meaning of Present Fairly in Conformity with Generally Accepted Accounting Principles.”

In June 2008, the EITF issued EITF No. 03-6-1, “Determining Whether Instruments Granted in Share-Based Payment Transactions are Participating Securities,” (EITF No. 03-6-1). The FASB concluded that all unvested share-based payment awards that contain non-forfeitable rights to dividends or dividend equivalents (whether paid or unpaid) are participating securities and shall be included in the computation of earnings per share pursuant to the two-class method. The EITF No. 03-6-1 is effective for fiscal years beginning after December 15, 2008 and interim periods within those fiscal years. Early adoption is prohibited. We are currently evaluating the effects, if any, which EITF No. 03-6-1 may have on our consolidated financial condition and results of operations.

In September 2008, the EITF issued EITF No. 08-5, “Issuer’s Accounting for Liabilities at Fair Value with a Third-Party Credit Enhancement” (EITF No. 08-5). EITF No. 08-5 states that the issuer of debt with a third-party credit enhancement that is inseparable from the debt instrument shall not include the effect of the credit enhancement in the fair value measurement of liability. EITF No. 08-5 is effective on a prospective basis for periods ending after December 15, 2008. We are currently evaluating the effects, if any, which EITF No. 08-5 may have on our consolidated financial condition and results of operations.

In November 2008, the EITF issued EITF No. 08-6, “Equity Method Investment Accounting Considerations” (EITF No. 08-6) that addresses: (1) determination of the initial carrying value of an equity method investment; (2) performance of impairment assessment of an underlying indefinite-lived intangible asset of an equity method investment; (3) treatment of equity method investee’s issuance of shares; and (4) treatment of a change in investment from equity method to cost method. EITF No. 08-6 is effective in fiscal years beginning on or after December 15, 2008 and their interim periods. EITF No. 08-6 is applied prospectively with prohibition on early application. We are currently evaluating the effects, if any, which EITF No. 08-6 may have on our consolidated financial condition and results of operations.

In November 2008, the EITF issued EITF No. 08-7, “Accounting for Defensive Intangible Assets,” (EITF No. 08-7) which applies to defensive intangible assets. Defensive intangible assets are acquired intangible assets that the acquirer does not intend to actively use but intends to hold to prevent its competitors from obtaining access to them. As these assets are separately identifiable, EITF No. 08-7 requires an acquiring entity to account for defensive intangible assets as a separate unit of accounting. Defensive intangible assets must be recognized at fair value in accordance with SAFS No. 141(R) and SFAS No. 157. EITF No. 08-7 is effective for defensive intangible assets acquired in fiscal years beginning on or after December 15, 2008.

In December 2008, the FASB issued FSP FAS 132(R)-1, “Employers’ Disclosures about Postretirement Benefit Plan Assets” (FSP FAS 132(R)-1), to provide guidance on an employer’s disclosure relating to plan assets of a defined benefit pension or other post-retirement plan. FSP FAS 132(R)-1 provides objectives for the disclosure relating to the employer’s (1) investment policies and strategies; (2) categories of plan assets; (3) fair value measurements; and (4) significant concentration of risks. FSP FAS 132(R)-1 is effective for fiscal years ending after December 15, 2009. Upon initial application, the provisions of FSP FAS 132(R)-1 are not required for earlier periods that are presented for comparative purposes. Earlier adoption is permitted. Because this impacts the disclosure and not the accounting treatment for benefit and other post-retirement plans, we believe the adoption of FSP FAS 132(R)-1 will not have a material effect on our consolidated financial condition and results of operations.

In April 2009, the FASB issued three staff positions intended to provide additional application guidance and enhance disclosures regarding fair value measurements and impairments of debt securities. FSP FAS 157-4, “Determining Fair Value When the Volume and Level of Activity for the Asset or Liability have Significantly Decreased and Identifying Transactions that are not Orderly,” provides guidelines for determining fair value measurements consistently with the principles presented in SFAS No. 157 when the volume and level of activity for the asset or liability has significantly decreased, and provides guidance on identifying circumstances that indicate that a transaction is not orderly. FSP FAS 107-1 and APB 28-1, “Interim Disclosures about Fair Value of Financial Instruments,” expands the frequency of fair value disclosures for publicly traded entities relating to the fair value of certain financial instruments not recognized at fair value in the statement of financial position to include interim reporting periods. FSP FAS 115-2 and 124-2, “Recognition and Presentation of Other-Than-Temporary Impairments,” amends the other-than-temporary impairment guidance for debt securities and modifies the presentation and disclosure requirements for all other-than-temporary impairments. The staff positions are effective for interim and annual reporting periods ending after June 15, 2009 with early adoption permitted. We anticipate that the adoption of these staff positions will have a material effect on our consolidated financial position and results of operations.

In May 2009, the FASB issued SFAS No. 165, “Subsequent Events,” (SFAS No. 165) addressing accounting and disclosure requirements related to subsequent events. SFAS No. 165 requires management to evaluate subsequent events through the date the financial statements are either issued or available to be issued, depending on the entity’s expectation of whether it will widely distribute its financial statements to its shareholders and other financial statement users. Entities will be required to disclose the date through which subsequent events have been evaluated. SFAS No. 165 is effective for interim or annual financial periods ending after June 15, 2009 and should be applied prospectively. We believe the adoption of SFAS No. 165 will not have a material effect on our consolidated financial position and results of operations.

Item 5.C.	Research and Development, Patents and Licenses, Etc.

In order to maintain our leadership in the converging telecommunications business environment and develop additional platforms, services and applications, we operate:

•	a future technology laboratory;

•	a platform laboratory;

•	an infrastructure laboratory;

•	a marketing laboratory; and

•	a network technology laboratory.

As of December 31, 2008, these research centers employed a total of 692 researchers and employees, of whom 122 had doctoral degrees and 417 had master’s degrees. As of December 31, 2008, KT Corporation had 3,475 registered patents and 4,063 patents pending domestically and had 286 registered patents and 775 patents pending internationally.

Under the Telecommunications Basic Law, network service providers and specific service providers are obligated to contribute 0.75% and 0.5% of their total annual revenues, respectively, to the Institute of Information Technology Advancement, which uses the fund to promote research and development in information technology.

We make contributions as a network service provider and specific service provider to the Korean government (Information and Telecommunication Improvement Fund), the Korea Electronic Telecommunication Research Institute and other research and development institutes. Including such contributions, total expenditures on research and development were ~~W~~282 billion in 2006, ~~W~~291 billion in 2007 and ~~W~~283 billion in 2008.

In recent years, we have focused our research and development efforts in the following areas:

•	fixed mobile multimedia convergence solutions including WiBro, femtocell mobile IP-TV, mobile VoIP;

•	VoIP solutions and related value-added services;

•	future network structures and solutions;

•	next generation wireless Internet evolution technologies such as WiBro, HSDPA and femtocell;

•	platform and application services for IP-TV services; and

•	network technologies for backbone and access network including FTTH solutions.

Item 5.D.	Trend Information

These matters are discussed under Item 5.A. above where relevant.

Item 5.E.	Off-balance Sheet Arrangements

These matters are discussed under Item 5.B. above where relevant.

Item 5.F.	Tabular Disclosure of Contractual Obligations

These matters are discussed under Item 5.B. above where relevant.

Item 5.G.	Safe Harbor

See “Item 3. Key Information — Item 3.D. Risk Factors — Forward-looking statements may prove to be inaccurate.”

Item 6.	Directors, Senior Management and Employees

Item 6.A.	Directors and Senior Management

Directors

Our board of directors has the ultimate responsibility for the administration of our affairs. Our articles of incorporation provide for a board of directors consisting of:

•	up to three standing directors, including the President; and

•	up to eight outside directors.

All of our directors are elected at the general shareholders’ meeting. If the total assets of a company listed on the KRX KOSPI Market as of the end of the preceding year exceeds ~~W~~2,000 billion, which is the case with us, the Commercial Code of Korea requires such company to have more than three outside directors with at least half of its total directors being outside directors. The term of office for all directors is up to three years, but the term is extended to the close of the annual shareholders’ meeting convened with respect to the last fiscal year of the term.

Under the Commercial Code of Korea, we must establish a committee to nominate candidates for outside directors within the board of directors, and outside directors must make up not less than half of the total members of the outside director candidate nominating committee. According to our articles of incorporation, such committee must consist of one standing director and all of our outside directors. Our Outside Director Candidate Nominating Committee nominates outside director candidates for appointment at the general shareholders’ meeting.

One-third of the outside directors must be up for election in any given year. Upon the request of any director, a meeting of the board of directors will be assembled. The chairman of the board of directors is elected from among the outside directors by a resolution of the board of directors. The term of office of the chairman is one year.

Our current directors are as follows:

				Expiration
		Director		of Term
Name	Position	Since	Date of Birth	of Office

Standing Directors(1)
Suk-Chae Lee	Chief Executive Officer	January 2009	September 11, 1945	2012
Sang-Hoon Lee	President	March 2009	January 24, 1955	2010
Hyun-Myung Pyo	Senior Executive Vice President	March 2009	October 21, 1958	2010
Outside Directors(1)
E. Han Kim	Chairperson of the Board of Directors, Chair Professor, University of Michigan	March 2009	May 27, 1946	2012
Jeong-Suk Koh	Chief Executive Officer of Ilshin Investment Co., Ltd.	February 2008	May 22, 1957	2011
Si-Chin Kang	Auditor, Catholic Education Foundation	January 2009	September 15, 1947	2010
In-Man Song	Professor, Sungkyunkwan University	January 2009	August 28, 1950	2010
Joon Park	Professor, Seoul National University	January 2009	October 30, 1954	2011
Choon-Ho Lee	Professor, Inha University	March 2009	July 22, 1945	2012
Jeung-Soo Huh	Professor, Kyungpook National University	March 2009	June 10, 1960	2012

(1)	All of our standing and outside directors beneficially own less than one percent of the issued shares of KT Corporation in the aggregate.

Suk-Chae Lee is a standing director and has served as our chief executive officer since January 2009. Prior to joining us, he served as a senior advisor of Bae, Kim & Lee LLC, chief economic advisor to the President of Korea, Minister of Information and Telecommunications and Vice Minister of Finance and Economy. Mr. Lee holds a bachelor’s degree in economics from Seoul National University, an M.A. degree in political economy from Boston University and a Ph.D. degree in economics from Boston University.

Sang-Hoon Lee is a standing director and has served as the president of the Enterprise Customer Group since March 2009. He has previously served as senior executive vice president of the Business Development Group and executive vice president of the Business Marketing Unit. Mr. Lee holds a bachelor’s degree in engineering from Seoul National University and both his master’s degree and Ph.D degree in electric engineering from University of Pennsylvania.

Hyun-Myung Pyo is a standing director and has served as the senior executive vice president of the Corporate Center since March 2009. He has previously served as senior vice president of the Wibro Business Unit and head of the Marketing Group of KTF. Mr. Pyo holds a bachelor’s degree in electronic engineering from Korea University and both his graduate and Ph.D degrees in electronic engineering from Korea University.

E. Han Kim has served as our outside director since March 2009. He is currently a chair professor of business administration of University of Michigan and has served as outside director of POSCO and Hana Bank. Mr. Kim holds a bachelor’s degree from Rochester University, a master’s degree in business administration from Cornell University and a Ph.D. degree in finance from State University of New York-Buffalo.

Jeong-Suk Koh has served as our outside director since February 2008. He is currently chief executive officer of Ilshin Investment Co., Ltd. and was formerly a management consultant at McKinsey & Company. Mr. Koh holds a bachelor’s degree in business administration from Seoul National University, a master’s degree in management science from Korea Advanced Institute of Science and Technology and a doctoral degree from Massachusetts Institute of Technology.

Si-Chin Kang was elected as our outside director in January 2009. He is currently an auditor of the Catholic Education Foundation. Mr. Kang previously served as an auditor of the Korean Institute of Certified Public Accountants and the vice president of Samil PricewaterhouseCoopers. Mr. Kang holds a bachelor’s degree in business administration from Busan National University and a masters degree in business administration from Korea University.

In-Man Song has served as our outside director since January 2009. He is currently a professor at the Graduate School of Business of Sungkyunkwan University and the chairman of Internal Control over Financial Reporting Committee in Korea. Mr. Song previously served as the president of the Korean Accounting Association and a board member of the Korean Accounting Standard Board. Mr. Song holds a bachelor’s degree in business administration from Sungkyunkwan University and has received both his graduate and Ph.D. degrees in accounting from University of Wisconsin-Madison.

Joon Park was elected as our outside director in January 2009. He is currently a professor at the Seoul National University School of Law. Mr. Park holds a bachelor’s degree in law from Seoul National University and an LL.M. degree in law from Harvard Law School.

Choon-Ho Lee has served as our outside director since March 2009. She is currently a professor of politics and foreign affairs of Inha University and has served as a director of the board of Seoul Foundation for Arts and Culture. Ms. Lee holds a bachelor’s degree in politics and foreign affairs from Ewha Womans University and has received both her graduate and Ph.D. degrees in politics and foreign affairs from Ewha Womans University.

Jeung-Soo Huh has served as our outside director since March 2009. He is currently a professor of material science and metallurgical engineering of Kyungpook National University and was formerly a visiting professor at Manchester University. Mr. Huh holds a bachelor’s degree in physical metallurgy from Seoul National University, a graduate degree in material engineering from Seoul National University and a Ph.D. degree in material engineering from Massachusetts Institute of Technology.

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

Senior Management

Our executive officers consist of President, Senior Executive Vice President, Executive Vice Presidents and Senior Vice Presidents. The executive officers other than the standing directors are appointed by the President and may serve up to three years.

The current executive officers are as follows:

		Current
		Position Held	Years with
Name(1)	Title and Responsibilities	Since	the Company	Age

Ho-Ick Suk	Vice Chairman, Corporate Relations Group	June 2009	—	56
Woo-Sik Kim	President, Personal Customer Group	June 2009	30	55
Tae-Suk Roh	President, Home Customer Group	January 2009	30	54
Sang-Hoon Lee	President, Enterprise Customer Group	January 2009	18	54
Seong-Bok Jeong	President, Legal & Ethics Office	January 2009	—	54
Doo-Whan Choi	President, Service Design Group	December 2006	18	55
Sam-Soo Pyo	President, Technology Strategy Office	March 2009	—	55
Hyun-Myung Pyo	Senior Executive Vice President, Corporate Center	February 2009	3	50
Yu-Yeol Seo	Senior Executive Vice President, Group Shared Service Group	January 2009	31	52
Sung-Man Kim	Senior Executive Vice President, Network Group	January 2009	26	52
Soo-Ho Maeng	Senior Executive Vice President, Global Business Unit	January 2009	19	49
Young-Whan Kim	Senior Executive Vice President, Corporate Relations Office	January 2009	26	51
Han-Suk Kim	Senior Executive Vice President, Human Resource Office	January 2009	19	53
Hyun-Mi Yang	Executive Vice President, Personal Customer Strategy Business Unit	June 2009	—	45
Tae Jin Kang	Executive Vice President, Service Incubation Office	January 2009	1	49
Jong-Ryul Seo	Executive Vice President, Media Business Unit	January 2009	—	49
Tae-Gyoo Lee	Executive Vice President, Economics & Management Research Laboratory	June 2008	1	45
Kyung-Soo Lee	Executive Vice President, Convergence WIBRO Business Unit	January 2009	17	49
Yeon-Hak Kim	Executive Vice President, Financial Management Office	January 2009	22	47
Tae-Yol Yoo	Executive Vice President, Economics & Management Research Laboratory	January 2009	25	49
Gil-Joo Lee	Executive Vice President, Public Relations Office	November 2006	33	53
Sang-Hong Lee	Executive Vice President, Central R&D Laboratory	January 2009	25	53
Jeong-Tae Park	Executive Vice President, Purchasing Strategy Office	January 2009	25	49
Tae-Il Park	Executive Vice President, Network Operation Business Unit	September 2005	31	53
In-Sung Jeon	Executive Vice President, Real Assets Management Office	January 2009	29	50
Gyoo-Taek Nam	Executive Vice President, Integrated Image Department	January 2009	23	48
Sang-Heon Song	Senior Vice President, Customer Support Business Unit	January 2009	29	50
Young-Hee Lee	Senior Vice President, Southern Seoul Corporate Business Center	January 2009	28	51
Deok-Rae Lim	Senior Vice President, Cooperation TFT	January 2009	28	54
Tae-Poong Kang	Senior Vice President, Northern Seoul Marketing Center	January 2009	29	54
Kyung-Choon Shin	Senior Vice President, Southern Seoul Marketing Center	January 2009	29	54
Dae-Jeon Roh	Senior Vice President, Northern Gyeonggi Marketing Center	January 2009	25	50
Ok-Kie Lee	Senior Vice President, Southern Gyeonggi Marketing Center	May 2009	25	50
Ouk-Jung Hwang	Senior Vice President, Incheon Marketing Center	January 2009	34	54
In-Kyu Park	Senior Vice President, Daegu Marketing Center	January 2009	24	53
Jong-Jin Chae	Senior Vice President, Small & Medium Business Business Unit	January 2009	23	47
Seok-Joon Park	Senior Vice President, Northern Seoul Corporate Business Center	January 2009	28	51
Kie-You Song	Senior Vice President, Southern Gyeonggi Corporate Business Center	January 2009	19	49
Yoon-Hak Bang	Senior Vice President, Daejeon Corporate Business Center	January 2009	25	51
Sung-Ho Myung	Senior Vice President, Jeonbuk Corporate Business Center	January 2009	25	51
Young-Goon Yoo	Senior Vice President, Gangwon Corporate Business Center	January 2009	26	53
Byoung-Seon Jeon	Senior Vice President, Chungbuk Corporate Business Center	January 2009	10	48
Dong-Myun Lee	Senior Vice President, Service Support Office	January 2009	18	46
Dong-Hoon Han	Senior Vice President, Technology Support Business Unit	November 2006	28	49
Sun-Cheol Gweon	Senior Vice President, Network R&D Laboratory	January 2009	18	47

		Current
		Position Held	Years with
Name(1)	Title and Responsibilities	Since	the Company	Age

Ju-Ouk Uhm	Senior Vice President, Gangbuk Network O&M Center	January 2009	24	49
Il-Sung Nam	Senior Vice President, Busan Network O&M Center	January 2009	26	54
Dong-Hyun Han	Senior Vice President, CC Strategic Investment Department	January 2009	1	41
Jae-Geun Choi	Senior Vice President, Legal Affairs TFT	March 2009	—	47
Kyung-Lim Yoon	Senior Vice President, Contents TFT	January 2009	3	45
Sun-Jong Heo	Senior Vice President, Corporate Relations Office	July 2006	3	50
Sang-Jik Lee	Senior Vice President, Legal Affairs Department	June 2009	—	43
Dae-San Lee	Senior Vice President, Mobile Network Business Unit	June 2009	22	48
Jong-Seog Koh	Senior Vice President, Mobile R&D Laboratory	June 2009	20	49
Tae-Hyo Ahn	Senior Vice President, Group Strategy CFT Corporate Strategy Department 2	June 2009	24	47
Hyun-Mun Lim	Senior Vice President, Personal Marketing Strategy Department	June 2009	22	48
Seok-Gyoon Na	Senior Vice President, Personal Customer Business Business Unit	June 2009	12	50
Bong-Goon Kwak	Senior Vice President, Mobile Data Business Business Unit	June 2009	24	49
Seong-Mook Oh	Senior Vice President, Metropolitan Mobile Network O&M Center	June 2009	23	48
Jong-Hack Kang	Senior Vice President, KT Sports	June 2009	24	50
Choong-Seop Lee	Senior Vice President, Corporate Relations Department 2	June 2009	13	50
Jung-Sik Suh	Senior Vice President, Group Strategy CFT Corporate Strategy Department 1	January 2009	2	39
Hyung-Joon Kim	Senior Vice President, CC Corporate Planning Department	March 2009	15	45
Sang-Cheon Shim	Senior Vice President, CC Corporate Synergy Department	January 2009	23	49
Hyun-Mo Gu	Senior Vice President, CC Post Merger Integration Department	December 2007	22	45
Yoon-Young Park	Senior Vice President, Home Customer Business Unit	January 2009	17	47
Kwan-Young Jung	Senior Vice President, Youngdong Division	March 2009	23	48
Sang-Choon Kim	Senior Vice President, Busan Marketing Center	January 2009	33	52
Ho-Soo Song	Senior Vice President, Gyeongnam Marketing Center	January 2009	33	53
Ouk-Young Yoo	Senior Vice President, Gyeongbuk Marketing Center	January 2009	34	52
Yoon-Sik Jung	Senior Vice President, Enterprise Product Strategy Department	May 2009	1	44
Seung-Dong Gye	Senior Vice President, Enterprise Customer Business Unit	January 2009	32	50
Kyung-Seok Park	Senior Vice President, IMO Business Unit	December 2007	23	51
Hyung-Oak Park	Senior Vice President, Gwangju Corporate Business Center	May 2009	36	54
Yung-Sig Yoon	Senior Vice President, Gangnam Network O&M Center	January 2009	25	52
Ju-Kyo Shim	Senior Vice President, Jungbu Network O&M Center	May 2009	28	50
Chan-Kyung Park	Senior Vice President, Daegu Network O&M Center	January 2009	4	50
Young-Lyoul Lee	Senior Vice President, Media Advertisement & Commerce Department	January 2009	2	46
Pan-Sik Shin	Senior Vice President, Global Investment Department	November 2006	23	50
Won-Sik Han	Senior Vice President, Financial Management Office	January 2009	24	48
Bum-Joon Kim	Senior Vice President, Investor Relations Department	September 2005	4	44
Jung-Won Park	Senior Vice President, Strategic Purchasing Department	January 2009	23	49

(1)	All of our executive officers beneficially own less than one percent of the issued shares of KT Corporation in the aggregate.

Item 6.B.	Compensation

Compensation of Directors and Executive Officers

In 2008, the total amount of salaries, bonuses (including long-term performance-based incentives for standing directors) and allowances paid and accrued to all standing directors and executive officers of KT Corporation for services in all capacities was approximately ~~W~~14 billion. The aggregate amount accrued by us to provide retirement benefits to such persons was ~~W~~1.9 billion in 2008. Outside directors do not receive salaries or retirement and severance benefits, but we paid long-term performance-based incentives as well as expenses related to the execution of their duties in 2008. Starting in 2009, we no longer pay long-term performance-based incentives to our outside directors.

The chairman of the president nominating committee enters into an employment agreement on our behalf with our President. The employment agreement sets certain management targets to be achieved by the President, including a target for the amount of “EBITDA” to be achieved in each year. EBITDA is defined as earnings before interest, tax, depreciation and amortization. Failure to achieve certain thresholds below the targets will allow the board of directors to take actions with respect to the President’s employment, including proposing to the shareholders’ meeting an early termination of his employment. In addition, the head of each of our functional departments, the president of each of our subsidiaries and the heads of each regional head office have entered into employment agreements with the President that provides for similar management targets to be achieved by each of our departments, subsidiaries and regional head offices.

Item 6.C.	Board Practices

As of December 31, 2008, none of our standing or outside directors maintained directors’ service contracts with us or with any of our subsidiaries providing for benefits upon termination of employment.

Outside Director Candidate Nominating Committee

The Outside Director Candidate Nominating Committee consists of one standing director and all of our outside directors, other than for election of an outside director resulting from the expiration of the term of the office, in which case such outside director whose term is expiring may not be a member of the committee. The committee’s duties include reviewing the qualifications of potential candidates and proposing nominees to serve as outside directors on our board of directors. The committee members’ terms expire immediately after the adjournment of the shareholders’ meeting where the outside directors are elected.

Evaluation and Compensation Committee

The Evaluation and Compensation Committee is currently comprised of four outside directors, Jeong-Suk Koh, In-Man Song, Choon-Ho Lee and Jeung-Soo Huh. The chairman is Jeong-Suk Koh. The committee’s duties include the appointment of an outside management evaluation consulting firm, prior review of the President’s management goals, terms and conditions proposed for inclusion in the employment contract of the President, including, but not limited to, determining whether the President has achieved the management goals, and the determination of compensation of the President and the standing directors. The committee members are elected by the board after the closing of the annual meeting, and the term of the committee members is for one year.

Executive Committee

The Executive Committee is currently comprised of all of the standing directors. The chairman is Suk-Chae Lee. The committee’s duties include the establishment and management of branch offices, the acquisition and disposal of real estate having market value between ~~W~~15 billion to ~~W~~30 billion, making investments and providing guarantees up to ~~W~~30 billion, the disposal and sale of stocks of our subsidiaries, which stocks have a market value of between ~~W~~15 billion and ~~W~~30 billion, provided that no change of control with respect to such subsidiary occurs as a result of such disposal or sale, the authorization of charitable contributions between ~~W~~100 million to ~~W~~1 billion and the issuance of certain debt securities.

Related-Party Transactions Committee

The Related-Party Transactions Committee is currently comprised of four outside directors, Choon-Ho Lee, Joon Park, Jeung-Soo Huh and Jeong-Suk Koh. The chairman is Joon Park. This committee reviews transactions between KT Corporation and its subsidiaries and ensures compliance with applicable antitrust laws. The committee members are elected by the board after the annual meeting, and the term of the committee members is for one year.

Audit Committee

Under the Commercial Code of Korea, we are required to establish an audit committee comprised of three or more outside directors comprised of at least two-thirds of the audit committee members. Audit Committee members must also meet the applicable independence criteria set forth under the rules and regulations of the Sarbanes-Oxley Act of 2002. The committee is currently comprised of E. Han Kim, In-Man Song, Joon Park, and Si-Chin Kang. The chairman is Si-Chin Kang. Members of the committee are elected by our shareholders at the shareholders’ meeting. Our internal and external auditors report directly to the committee.

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

Corporate Governance Committee

We maintain a Corporate Governance Committee formed on a temporary basis in May 2009 to prepare for our merger with KTF and recommend to the board revisions to the corporate governance practices applicable to the merged company. The Corporate Governance Committee is comprised of five outside directors and one standing director, Jeong-Suk Koh, Si-Chin Kang, Joon Park, Choon-Ho Lee, E. Han Kim and Hyun-Myung Pyo. The chairman is E. Han Kim. The committee is expected to dissolve in December 2009.

Item 6.D.	Employees

KT Corporation had 35,063 employees as of December 31, 2008, compared to 36,913 employees as of December 31, 2007 and 37,514 employees as of December 31, 2006. KTF had 2,560 employees as of December 31, 2008, compared to 2,521 employees as of December 31, 2007 and 2,505 employees as of December 31, 2006.

The Voluntary Early Retirement Programs

We sponsor voluntary early retirement programs where we provide additional financial incentives for our employees to retire early, as part of our efforts to improve operational efficiencies. In 2006, 564 employees retired under KT Corporation’s voluntary early retirement plan. Another 538 employees and 1,331 employees retired under KT Corporation’s voluntary early retirement plan in 2007 and 2008, respectively.

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

As of December 31, 2008, about 81.1% of all employees of KT Corporation were members of the KT Trade Union. On behalf of its members, the Union negotiates with us a collective bargaining agreement every two years, and our current collective bargaining agreement expires on November 12, 2009. The Union also negotiates with us an annual agreement on wages on behalf of its members. In November 2008, the Union agreed to a salary freeze. The agreement includes a one-time bonus payment of ~~W~~1 million per employee for 2008 as well as an increase in monthly meal and transportation allowance by ~~W~~40,000 starting in 2009. In addition, we agreed to allocate ~~W~~60 billion to the welfare fund to be used for employee benefits. Under the Act of the Promotion of Worker’s Participation and Cooperation, our Employee-Employer Cooperation Committees, which are composed of representatives of management and labor for each business unit and regional office, meet quarterly to discuss employee grievances, working conditions and potential employee-initiated improvements in service or management.

Employee Stock Ownership and Benefits

We have an employee stock ownership association, which may purchase on behalf of its members up to 20.0% of any of our shares offered publicly in Korea. The employee stock ownership association owned 4.8% of our issued shares as of December 31, 2008.

We maintain a retirement and severance plan, as required by Korean labor law. Employees terminating their employment after one year or more of service are entitled to receive a lump-sum payment based upon the length of their service and their wage rates, with adjustments, at the time of termination. We make provision for our obligations under the retirement plan. In addition, we provide a wide range of fringe benefits to our employees, including physical education grants, meal allowances, housing, housing loans, medical examinations and training and resort centers. See “Item 5. Operating and Financial Review and Prospects — Item. 5.A. Operating Results — Salaries and Related Costs.”

Employee Training

The objective of our training program is to develop information and technology specialists who are able to create value for our customers. In recent years, we have been focusing our efforts on development of (i) consultants who interact closely with our customers such as sales professionals and information and technology supporters, (ii) key management professionals and (iii) professionals who are dedicated to developing, marketing and servicing new growth businesses such as WiBro, IP-TV and VoIP. In order to develop skills of our employees, we require 100 hours of training per year from most of our employees, using personally-tailored curriculums based on individual assessments. We also operate Cyber Academy to provide online classes to our employees, as well as offer various foreign language classes to our employees. In addition, we provide tuition and living expense reimbursements to our high potential individuals who pursue graduate programs in Korea and abroad, as well as provide financial assistance to those who pursue work-related professional licenses or participate in after-work study programs.

Item 6.E.	Share Ownership

Common Stock

The persons who are currently our directors held, as a group, 3,667 common shares as of May 15, 2009, the most recent date for which this information is available. The table below shows the ownership of our common shares by directors.

Number of Common
Shareholders	Shares Owned

Suk-Chae Lee	—
Sang-Hoon Lee	3,531
Hyun-Myung Pyo	136
Jeong-Suk Koh	—
Si-Chin Kang	—
In-Man Song	—
Joon Park	—
E. Han Kim	—
Choon-Ho Lee	—
Jeung-Soo Huh	—

Stock Options

We have not granted any stock options to our current directors and executive officers.

Item 7.	Major Shareholders and Related Party Transactions

Item 7.A.	Major Shareholders

The following table sets forth certain information relating to the shareholders of our common stock as of December 31, 2008:

		Percent
	Number of	of Total
Shareholders	Shares	Shares Issued

Employee stock ownership association	13,188,220	4.82%
National Pension Corporation	16,179,637	5.92%
Directors as a group	3,667	0.00%
Public	172,663,772	63.12%
KT Corporation (held in the form of treasury stock)(1)	71,500,404	26.14%

Total issued shares	273,535,700	100%

(1)	Includes shares of treasury stock owned by our treasury stock fund.

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

We have issued guarantees of ~~W~~35 billion as of December 31, 2006, ~~W~~113 billion and $31 million as of December 31, 2007 and ~~W~~10 billion as of December 31, 2008 in favor of our consolidated subsidiaries. We have also engaged in various transactions with our subsidiaries and affiliated companies. See Note 17 to the Consolidated Financial Statements.

Item 7.C.	Interests of Experts and Counsel

Not applicable.

Item 8.	Financial Information

Item 8.A.  Consolidated Statements and Other Financial Information

See “Item 18 — Financial Statements” and pages F-1 through F-118.

Legal Proceedings

Dispute with the Korea Fair Trade Commission

In July 2004, the Korea Fair Trade Commission began an antitrust investigation into alleged unfair collaborative practices by us, SK Broadband, LG DACOM and Onse in local, domestic long-distance and international long-distance telephone service markets, as well as in broadband Internet access and Internet leased line service markets. On May 25, 2005, the Korea Fair Trade Commission imposed fines of ~~W~~116 billion on us, ~~W~~2 billion on SK Broadband and ~~W~~1 billion on LG DACOM, claiming that we and these other companies engaged in unfair collaborative practices in local telephone and Internet leased line service markets. On September 14, 2005, the Korea Fair Trade Commission imposed an additional fine of ~~W~~24 billion on us for our alleged unfair collaborative practices in domestic and international long-distance telephone service markets. We were following administrative guidelines from the Ministry of Information and Communication, which had advised that we, as a dominant service provider in these telephone service markets, assist late market entrants in order to promote more competitive telephone service markets in Korea. The legality of such administrative guidelines from the Ministry of Information and Communication has been disputed by the Korea Fair Trade Commission.

In response to the initial ruling by the Korea Fair Trade Commission, we have recorded ~~W~~140 billion as taxes and dues under operating expenses in 2005 and paid such amount in 2006. However, we filed for judicial review of such administrative actions relating to domestic long-distance and local telephone service markets. On December 24, 2008, the Supreme Court of Korea affirmed the Korea Fair Trade Commission’s administrative actions relating to the domestic long distance telephone service markets. The Supreme Court’s decision on the administrative actions relating to the local telephone service market is, however, still pending.

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

			Average Total
	Annual Dividend per	Interim Dividend	Dividend per
Year	Common Stock	per Common Stock	Common Stock
	(In Won)	(In Won)	(In Won)

2004	2,000	1,000	3,000
2005	2,000	1,000	3,000
2006	2,000	—	2,000
2007	2,000	—	2,000
2008	1,120	—	1,120

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

Except as disclosed elsewhere in this annual report, we have not experienced any significant changes since the date of our audited consolidated financial statements included in this annual report.

Item 9.	The Offer and Listing

Item 9.A.	Offer and Listing Details

Market Price Information

Common Stock

Our shares were listed on the KRX KOSPI Market on December 23, 1998. The price of the shares on the KRX KOSPI Market as of the close of trading on June 26, 2009 was ~~W~~ 36,500 per share. The table below shows the high and low closing prices and the average daily volume of trading activity on the KRX KOSPI Market for the shares.

	Price		Average Daily
	High	Low	Trading Volume
	(In Won)		(Number of shares)

2004	47,550	34,200	577,620
2005	45,150	37,600	539,707
2006	49,350	37,600	539,707
2007	56,100	40,150	917,274
First quarter	48,000	42,050	649,901
Second quarter	46,450	40,150	928,878
Third quarter	46,950	41,000	899,070
Fourth quarter	56,100	41,800	1,190,247
2008	52,200	29,500	1,019,430
First quarter	52,200	44,750	942,445
Second quarter	50,400	43,800	818,889
Third quarter	47,100	40,200	1,082,102
Fourth quarter	41,550	29,500	1,221,297
2009 (through June 26)	42,000	35,800	1,503,567
First quarter	42,000	35,800	1,275,616
January	42,000	38,750	1,304,669
February	40,600	35,800	1,071,391
March	40,100	36,900	1,436,184
Second quarter (through June 26)	39,000	33,100	1,737,339
April	39,000	36,100	1,840,227
May	38,300	33,100	1,768,747
June (through June 26)	38,150	34,600	1,580,410

Source:  KRX KOSPI Market

ADSs

The outstanding ADSs, each of which represents one-half of one share of our common stock, have been traded on the New York Stock Exchange and the London Stock Exchange since May 25, 1999.

The price of the ADSs on the New York Stock Exchange as of the close of trading on June 26, 2009 was $14.33 per ADS. The table below shows the high and low trading prices and the average daily volume of trading activity on the New York Stock Exchange for our ADSs since January 2004.

	Price		Average Daily
	High	Low	Trading Volume
	(In US$)		(Number of ADSs)

2004	22.73	16.57	671,995
2005	23.21	19.75	457,082
2006	26.66	20.11	562,859
2007	29.22	21.51	592,205
First quarter	25.82	22.01	557,559
Second quarter	24.72	21.82	638,232
Third quarter	25.11	21.51	493,274
Fourth quarter	29.22	22.80	679,756
2008	27.10	10.10	819,767
First quarter	27.10	23.35	824,931
Second quarter	25.35	21.20	561,939
Third quarter	23.03	16.79	765,989
Fourth quarter	17.18	10.10	1,126,453
2009 (through June 26)	15.74	11.42	845,524
First quarter	15.74	11.42	973,568
January	15.74	13.97	839,058
February	14.59	11.55	903,166
March	14.66	11.42	1,156,651
Second quarter (through June 26)	15.09	13.14	717,480
April	14.72	13.31	832,162
May	15.09	13.14	785,343
June (through June 26)	14.83	13.72	529,202

Source:  New York Stock Exchange.

Item 9.B.	Plan of Distribution

Not applicable.

Item 9.C.	Markets

The KRX KOSPI Market

On January 27, 2005, the Korea Exchange was established pursuant to the Korea Securities and Futures Exchange Act through the consolidation of the Korea Stock Exchange, the Korea Futures Exchange, the KOSDAQ Stock Market, Inc. (the “KOSDAQ”) and the KOSDAQ Committee within the Korea Securities Dealers Association, which was in charge of the management of the KOSDAQ. There are three different markets operated by the Korea Exchange: the KRX KOSPI Market, the KRX KOSDAQ Market and the KRX Derivatives Market. The Korea Exchange has two trading floors located in Seoul, one for the KRX KOSPI Market and one for the KRX KOSDAQ Market, and one trading floor in Busan for the KRX Derivatives Market. The Korea Exchange is a limited liability company, the shares of which are held by (i) securities companies and futures companies that were formerly members of the Korea Stock Exchange or the Korea Futures Exchange, (ii) the Small Business Corporation, (iii) the Korea Securities Finance Corporation and (iv) the Korea Securities Dealers Association. Currently, the Korea Exchange is the only stock exchange in Korea and is operated by membership, having as its members most of the Korean securities companies and some Korean branches of foreign securities companies.

The KRX KOSPI Market has the power in some circumstances to suspend trading in the shares of a given company or to de-list a security. The KRX KOSPI Market also restricts share price movements. All listed companies are required to file accounting reports annually and quarterly and to release immediately all information that may affect trading in a security.

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

The KRX KOSPI Market publishes the Korea Composite Stock Price Index every two seconds, which is an index of all equity securities listed on the KRX KOSPI Market. On January 1, 1983, the method of computing the Korea Composite Stock Price Index was changed from the Dow Jones method to the aggregate value method. In the new method, the market capitalizations of all listed companies are aggregated, subject to certain adjustments, and this aggregate is expressed as a percentage of the aggregate market capitalization of all listed companies as of the base date, January 4, 1980.

Movements in Korea Composite Stock Price Index are set out in the following table together with the associated dividend yields and price earnings ratios.

					Period Average
					Dividend	Price
					Yield(1)(2)	Earnings
Year	Opening	High	Low	Closing	(Percent)	Ratio(2)(3)

1983	122.52	134.46	115.59	121.21	6.9	3.8
1984	115.25	142.46	115.25	142.46	5.1	4.5
1985	139.53	163.37	131.40	163.37	5.3	5.2
1986	161.40	279.67	153.85	272.61	4.3	7.6
1987	264.82	525.11	264.82	525.11	2.6	10.9
1988	532.04	922.56	527.89	907.20	2.4	11.2
1989	919.61	1,007.77	844.75	909.72	2.0	13.9
1990	908.59	928.82	566.27	696.11	2.2	12.8
1991	679.75	763.10	586.51	610.92	2.6	11.2
1992	624.23	691.48	459.07	678.44	2.2	10.9
1993	697.41	874.10	605.93	866.18	1.6	12.7
1994	879.32	1,138.75	855.37	1,027.37	1.2	16.2
1995	1,027.45	1,016.77	847.09	882.94	1.2	16.4
1996	882.29	986.84	651.22	651.22	1.3	17.8
1997	647.67	792.29	350.68	376.31	1.5	17.0
1998	374.41	579.86	280.00	562.46	1.9	10.8
1999	565.10	1,028.07	498.42	1,028.07	1.1	13.5
2000	1,028.33	1,059.04	500.60	504.62	1.6	18.6
2001	503.31	704.50	468.76	693.70	2.0	14.2
2002	698.00	937.61	584.04	627.55	1.4	17.8
2003	633.03	822.16	515.24	810.71	2.2	10.9
2004	821.26	936.06	719.59	895.92	2.1	15.8
2005	896.00	1,379.37	870.84	1,379.37	1.7	11.0
2006	1,383.32	1,464.70	1,203.86	1,434.46	1.7	11.4
2007	1,435.26	2,064.85	1,355.79	1,897.13	1.6	14.8
2008	1,853.45	1,888.88	938.75	1,124.47	2.6	8.9
2009 (through June 26)	1,401.57	1,404.01	1,388.38	1,394.53	1.44	18.45

Source: The KRX KOSPI Market

(1)	Dividend yields are based on daily figures. Dividend yields after January 3, 1984 include cash dividends only.

(2)	Starting in April 2000, dividend yield and price earnings ratio are calculated based on KOSPI 200, an index of 200 equity securities listed on the KRX KOSPI Market. Starting in April 2000, KOSPI 200 excludes classified companies, companies which did not submit annual reports to the KRX KOSPI Market, and companies which received qualified opinion from external auditors.

(3)	The price earnings ratio is based on figures for companies that record a profit in the preceding year.

Shares are quoted “ex-dividend” on the first trading day of the relevant company’s accounting period; since the calendar year is the accounting period for the majority of listed companies, this may account for the drop in the Korea Composite Stock Price Index between its closing level at the end of one calendar year and its opening level at the beginning of the following calendar year.

With certain exceptions, principally to take account of a share being quoted “ex-dividend” and “ex-rights,” permitted upward and downward movements in share prices of any category of shares on any day are limited under the rules of the KRX KOSPI Market to 15% of the previous day’s closing price of the shares, rounded down as set out below:

Previous Days’ Closing Price	Rounded Down To

Less than ~~W~~5,000	~~W~~	5
~~W~~5,000 to less than ~~W~~10,000	~~W~~	10
~~W~~10,000 to less than ~~W~~50,000	~~W~~	50
~~W~~50,000 to less than ~~W~~100,000	~~W~~	100
~~W~~100,000 to less than ~~W~~500,000	~~W~~	500
~~W~~500,000 or more	~~W~~	1,000

As a consequence, if a particular closing price is the same as the price set by the fluctuation limit, the closing price may not reflect the price at which persons would have been prepared, or would be prepared to continue, if so permitted, to buy and sell shares. Orders are executed on an auction system with priority rules to deal with competing bids and offers.

Due to a deregulation of restrictions on brokerage commission rates, the brokerage commission rate on equity securities transactions may be determined by the parties, subject to commission schedules being filed with the KRX KOSPI Market by the securities companies. In addition, a securities transaction tax will generally be imposed on the transfer of shares or certain securities representing rights to subscribe for shares at the rate of 0.15% if such transfer is made through the KRX KOSPI Market. A special agricultural and fishery tax of 0.15% of the sales prices will also be imposed on transfer of these shares and securities on the KRX KOSPI Market. See “Item 10. Additional Information — Item 10.A. Taxation — Korean Taxation.”

The number of companies listed on the KRX KOSPI Market, the corresponding total market capitalization at the end of the periods indicated and the average daily trading volume for those periods are set forth in the following table:

	Market Capitalization
	on the Last Day of Each Period			Average Daily Trading Volume,
	Number of			Value
	Listed	(Billions of	(Millions of	Thousands	(Millions of	(Thousands of
Year	Companies	Won)	Dollars)(1)	of Shares	Won)	Dollars)(1)

1983	328	3,490	4,387	9,325	5,941	7,468
1984	336	5,149	6,223	14,847	10,642	12,862
1985	342	6,570	7,381	18,925	12,315	13,834
1986	355	11,994	13,924	31,755	32,870	38,159
1987	389	26,172	33,033	20,353	70,185	88,583
1988	502	64,544	94,348	10,367	198,364	289,963
1989	626	95,477	140,490	11,757	280,967	414,430
1990	669	79,020	110,301	10,866	183,692	256,411
1991	686	73,118	96,107	14,022	214,263	281,629
1992	688	84,712	107,448	24,028	308,246	390,977
1993	693	112,665	139,420	35,130	574,048	710,367
1994	699	151,217	191,730	36,862	776,257	984,223
1995	721	141,151	182,201	26,130	487,762	629,613
1996	760	117,370	139,031	26,571	486,834	575,680
1997	776	70,989	50,162	41,525	555,759	392,707
1998	748	137,799	114,091	97,716	660,429	546,803
1999	725	349,504	305,137	278,551	3,481,620	3,039,655
2000	704	188,042	149,275	306,163	2,602,211	2,065,739
2001	689	255,850	192,934	473,241	1,997,420	1,506,237
2002	683	258,681	215,496	857,245	3,041,598	2,533,815
2003	684	355,363	296,679	542,010	2,216,636	1,850,589
2004	683	412,588	395,275	372,895	2,232,109	2,138,445
2005	702	655,075	646,158	467,629	3,157,662	3,114,679
2006	731	704,588	757,948	279,096	3,435,180	3,695,331
2007	745	951,900	1,017,205	363,732	5,539,588	5,917,731
2008	763	576,888	457,122	355,205	5,189,644	4,112,238
2009 (through June 26)	758	721,831	562,349	423,778	4,809,359	3,746,774

Source: The KRX KOSPI Market

(1)	Converted at the Concentration Base Rate of The Bank of Korea or the Market Average Exchange Rate as announced by Seoul Money Brokerage Services Limited, as the case may be, at the end of the periods indicated.

The Korean securities markets are principally regulated by the Financial Services Commission of Korea and the Financial Investment Services and Capital Markets Act. The Securities and Exchange Act which regulated the securities markets in the past was replaced with the Financial Investment Services and Capital Markets Act on February 4, 2009. The new law, as did the Securities and Exchange Act, imposes restrictions on insider trading and price manipulation, requires specified information to be made available by listed companies to investors and establishes rules regarding margin trading, proxy solicitation, takeover bids, acquisition of treasury shares and reporting requirements for shareholders holding substantial interests.

Further Opening of the Korean Securities Market

A stock index futures market was opened on May 3, 1996 and a stock index option market was opened on July 7, 1997, in each case at the KRX KOSPI Market. Remittance and repatriation of funds in connection with investment in stock index futures and options are subject to regulations similar to those that govern remittance and repatriation in the context of foreign investment in Korean stocks.

Starting from May 1, 1996, foreign investors were permitted to invest in warrants representing the right to subscribe for shares of a company listed on the KRX KOSPI Market or registered on the KRX KOSDAQ Market, subject to certain investment limitations. A foreign investor may not acquire such warrants with respect to shares of a class of a company for which the ceiling on aggregate investment by foreigners has been reached or exceeded.

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

Currently, foreigners are permitted to invest in securities including shares of all Korean companies which are not listed on the KRX KOSPI Market nor registered on the KRX KOSDAQ Market and in bonds which are not listed.

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

When a customer places a sell order with a securities company which is not a member of the KRX KOSPI Market and this securities company places a sell order with another securities company which is a member of the KRX KOSPI Market, the customer is still entitled to the proceeds of the securities sold received by the non-member company from the member company regardless of the bankruptcy or reorganization of the non-member company.

Under the Financial Investment Services and Capital Markets Act, the KRX KOSPI Market is obliged to indemnify any loss or damage incurred by a counterparty as a result of a breach by its members. If a securities company which is a member of the KRX KOSPI Market breaches its obligation in connection with a buy order, the KRX KOSPI Market is obliged to pay the purchase price on behalf of the breaching member. Therefore, the customer can acquire the securities that have been ordered to be purchased by the breaching member.

When a customer places a buy order with a non-member company and the non-member company places a buy order with a member company, the customer has the legal right to the securities received by the non-member company from the member company because the purchased securities are regarded as belonging to the customer in so far as the customer and the non-member company’s creditors are concerned.

As the cash deposited with a securities company is regarded as belonging to the securities company, which is liable to return the same at the request of its customer, the customer cannot take back deposited cash from the securities company if a bankruptcy or reorganization procedure is instituted against the securities company and, therefore, can suffer from loss or damage as a result. However, the Depositor Protection Act provides that Korea Deposit Insurance Corporation will, upon the request of the investors, pay investors up to ~~W~~50 million in case of the securities company’s bankruptcy, liquidation, cancellation of securities business license or other insolvency events. Pursuant to the Financial Investment Services and Capital Markets Act, securities companies are required to deposit the cash received from its customers to the extent the amount not covered by the insurance with the Korea Securities Finance Corporation, a special entity established pursuant to the Securities and Exchange Act.

Set-off or attachment of cash deposits by securities companies is prohibited. The premiums related to this insurance are paid by securities companies.

Item 9.D.	Selling Shareholders

Not applicable.

Item 9.E.	Dilution

Not applicable.

Item 9.F.	Expenses of the Issuer

Not applicable.

Item 10.	Additional Information

Item 10.A.	Share Capital

Currently, our authorized share capital is 1,000,000,000 shares, which consists of shares of common stock, par value ~~W~~5,000 per share (“Common Shares”) and shares of non-voting preferred stock, par value ~~W~~5,000 per share (“Non-Voting Shares”). Common Shares and Non-Voting Shares together are referred to as “Shares.” Under our articles of incorporation, we are authorized to issue Non-Voting Shares up to one-fourth of our total issued capital stock. As of December 31, 2008, 273,535,700 Common Shares were issued, of which 71,500,404 shares were held by the treasury stock fund or us as treasury shares. We have never issued any Non-Voting Shares. All of the issued Common Shares are fully-paid and non-assessable and are in registered form. We issue share certificates in denominations of 1, 5, 10, 50, 100, 500, 1,000 and 10,000 shares.

Item 10.B.	Memorandum and Articles of Association

This section provides information relating to our capital stock, including brief summaries of material provisions of our articles of incorporation, the Financial Investment Services and Capital Markets Act, the Commercial Code and related laws of Korea, all as currently in effect. The following summaries are subject to, and are qualified in their entirety by reference to, our articles of incorporation and the applicable provisions of the Financial Investment Services and Capital Markets Act and the Commercial Code. We have filed copies of our articles of incorporation and these laws as exhibits to registration statements under the Securities Act or the Securities Exchange Act previously filed by us.

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

Under the Commercial Code, we may pay our dividend only out of the excess of our net assets, on a non-consolidated basis, over the sum of (1) our stated capital and (2) the total amount of our capital surplus reserve and legal reserve accumulated up to the end of the relevant dividend period. In addition, we may not pay any dividend unless we have set aside as legal reserve an amount equal to at least 10% of the cash portion of the dividend or unless we have accumulated a legal reserve of not less than one-half of our stated capital. Financial Services Commission regulations applicable to companies listed on the KRX KOSPI Market requires us to set aside specified amounts as financial structure improvement reserve until the ratio of our shareholders’ equity to the total assets reaches 30.0%. We may not use legal reserve to pay cash dividends but may transfer amounts from legal reserve to capital stock or use legal reserve to reduce an accumulated deficit.

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

Under the Commercial Code, it is required that the new Shares, convertible bonds or bonds with warrants be issued to persons other than the existing shareholders solely for the purpose of achieving managerial objectives. Under our articles of incorporation, we may issue new Shares pursuant to a board resolution to persons other than existing shareholders, who in these circumstances will not have preemptive rights, if the new Shares are:

•	publicly offered pursuant to the Financial Investment Services and Capital Markets Act;

•	issued to members of our employee stock ownership association;

•	represented by depositary receipts;

•	issued upon exercise of stock options granted to our officers and employees;

•	issued through an offering to public investors, the amount of which is no more than 10% of the issued Shares;

•	issued in order to satisfy specific needs such as strategic alliance, inducement of foreign funds or new technology, improvement of financial structure or other capital raising requirement; or

•	issued to domestic or foreign financial institutions when necessary for raising funds in emergency cases.

In addition, we may issue convertible bonds or bonds with warrants, each up to an aggregate principal amount of ~~W~~2,000 billion, to persons other than existing shareholders in the situations described above.

Members of our employee stock ownership association, whether or not they are our shareholders, generally have a preemptive right to subscribe for up to 20.0% of the Shares publicly offered pursuant to the Financial Investment Services and Capital Markets Act. This right is exercisable only to the extent that the total number of Shares so acquired and held by members of our employee stock ownership association does not then exceed 20.0% of the total number of Shares then issued (including in such total both: (i) all issued and outstanding Shares at the time the preemptive rights are exercised; and (ii) all Shares to be newly issued in the applicable share issuance transaction in connection with which such preemptive rights are exercised). As of December 31, 2008, 4.8% of the issued Shares were held by members of our employee stock ownership association.

Limitation on Shareholdings

The Telecommunications Business Act permits maximum aggregate foreign shareholding in us to be 49.0% of our total issued and outstanding Shares with voting rights (including equivalent securities with voting rights, e.g., depositary certificates and certain other equity interests). For the purposes of the foregoing, a shareholder is a “foreign shareholder” if such shareholder is: (1) a foreign person; (2) a foreign government; or (3) a company whose largest shareholder is a foreign person (including any “specially related persons” as determined under the Financial Investment Services and Capital Markets Act) or a foreign government, in circumstances where (i) such foreign person or foreign government holds, in aggregate, 15.0% or more of such company’s total voting shares, and (ii) such company holds at least 1.0% of our total issued and outstanding Shares with voting rights. For the avoidance of doubt, all of conditions (i) to (ii) in the foregoing item (3) must exist for such a company to be counted as a “foreign shareholder” for the purposes of calculating whether the 49.0% foreign shareholding threshold is reached under the Telecommunications Business Act. In addition, the Telecommunications Business Act prohibits a foreign shareholder from being our largest shareholder if such shareholder owns 5.0% or more of our Shares with voting rights. For the purposes of this restriction, any two or more foreign persons or foreign governments who enter into an agreement to act in concert in the exercise of their voting rights will be counted together and prohibited from becoming our largest shareholder in the event that they collectively hold 5.0% or more of our Shares. The Foreign Investment Promotion Act also prohibits any foreign shareholder from being our largest shareholder, if such shareholder owns 5.0% or more of our Shares with voting rights. For the purposes of this restriction under the Foreign Investment Promotion Act, a “foreign shareholder” is defined in the same manner as described above with respect to the foreign shareholding restriction under the Telecommunications Business Act, provided, however, that no exception is made under the Foreign Investment Promotion Act regulations for companies that own less than 1.0% of our Shares (see item (3)(ii) above in this paragraph). A foreigner who has acquired the Shares in excess of such ceiling described above may not exercise its voting rights for shares in excess of such limitation, and the Korea Communications Commission may require corrective measures to comply with the ownership restrictions.

General Meeting of Shareholders

We hold the annual general meeting of shareholders within three months after the end of each fiscal year. Subject to a board resolution or court approval, we may hold an extraordinary general meeting of shareholders:

•	as necessary;

•	at the request of shareholders of an aggregate of 3.0% or more of our issued Common Shares;

•	at the request of shareholders holding an aggregate of 1.5% or more of our issued Shares for at least six months; or

•	at the request of our audit committee.

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

Voting Rights

Holders of our Common Shares are entitled to one vote for each Common Share, except that voting rights of Common Shares held by us, or by a corporate shareholder that is more than 10.0% owned by us either directly or indirectly, may not be exercised. The Commercial Code permits cumulative voting, under which voting method each shareholder has multiple voting rights corresponding to the number of directors to be appointed in the voting and may exercise all voting rights cumulatively to elect one director. Our articles of incorporation permit cumulative voting at our shareholders’ meeting. Under the Commercial Code of Korea, any shareholder holding shares equivalent to not less than 1/100 of the total number of shares issued may apply to us for selecting and appointing such directors by cumulative voting.

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

Shareholders may exercise their voting rights by proxy. The proxy must present a document evidencing an appropriate power of attorney prior to the start of the general meeting of shareholders. Additionally, shareholders may exercise their voting rights in absentia by submission of signed write-in voting forms. To make it possible for our shareholders to proceed with voting on a write-in basis, we are required to attach the appropriate write-in voting form and related informational material to the notices distributed to shareholders for convening the relevant general meeting of shareholders. Any of our shareholders who desires to vote on such write-in basis must submit their completed and signed write-in voting forms to us no later than one day prior to the date that the relevant general meeting of shareholders is convened.

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

Rights of Dissenting Shareholders

In some limited circumstances, including the transfer of the whole or any significant part of our business and our merger or consolidation with another company, dissenting shareholders have the right to require us to purchase their Shares. To exercise this right, shareholders must submit to us a written notice of their intention to dissent before the general meeting of shareholders. Within 20 days after the relevant resolution is passed at a meeting, the dissenting shareholders must request us in writing to purchase their Shares. We are obligated to purchase the Shares of dissenting shareholders within one month after the expiration of the 20-day period. The purchase price for the Shares is required to be determined through negotiation between the dissenting shareholders and us. If we cannot agree on a price through negotiation, the purchase price will be the average of (1) the weighted average of the daily Share prices on the KRX KOSPI Market for the two-month period before the date of the adoption of the relevant board resolution, (2) the weighted average of the daily Share price on the KRX KOSPI Market for the one month period before the date of the adoption of the relevant board resolution and (3) the weighted average of the daily Share price on the KRX KOSPI Market for the one week period before the date of the adoption of the relevant board resolution. However, if we or any of the dissenting shareholders do not accept the purchase price calculated using the above method, the rejecting party may request the court to determine the purchase price. Holders of ADSs will not be able to exercise dissenter’s rights unless they have withdrawn the underlying common stock and become our direct shareholders.

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

Under the Financial Investment Services and Capital Markets Act, we must file with the Financial Services Commission and the KRX KOSPI Market (1) an annual report within 90 days after the end of our fiscal year and (2) interim reports with respect to the three month period, six month period and nine month period from the beginning of each fiscal year within 45 calendar days following the end of each period. Copies of these reports are or will be available for public inspection at the Financial Services Commission and the KRX KOSPI Market.

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

Our transfer agent is Kookmin Bank, located at 24-3, Yoido-dong, Youngdungpo-ku, Seoul, Korea.

Acquisition of Shares by Us

We may not acquire our own Shares except in limited circumstances, such as a reduction in capital. In addition, pursuant to the Financial Investment Services and Capital Markets Act, we may acquire Shares only by (i) purchasing on the KRX KOSPI Market, (ii) a tender offer, or (iii) receiving Shares returned to us upon the cancellation or termination of a trust agreement with a trustee who acquired the Shares by either of the methods indicated above. The aggregate purchase price for the Shares may not exceed the total amount available for distribution of dividends at the end of the preceding fiscal year, subject to certain procedural requirements, provided that, in case of acquisition of our own Shares by us for the purpose of cancellation, the aggregate purchase price may not exceed the total amount available for distribution of dividends at the end of the preceding fiscal year minus certain reserves.

In general, corporate entities in which we own a 50.0% or more equity interest may not acquire our Shares.

As of December 31, 2008, there were 71,500,404 treasury shares including shares held by our treasury stock fund.

Liquidation Rights

In the event of our liquidation, after payment of all debts, liquidation expenses and taxes, our remaining assets will be distributed among shareholders in proportion to their shareholdings. Holders of Non-Voting Shares have no preference in liquidation.

Item 10.C.	Material Contracts

The Merger Agreement between KT Corporation and KTF

On January 20, 2009, KTF and KT Corporation entered into a merger agreement, pursuant to which KTF merged into KT Corporation on June 1, 2009. KTF common stockholder received 0.7192335 share of KT Corporation common stock for every one share of KTF common stock that they owned. KT Corporation waived issuance of any merger consideration in respect of all of the outstanding shares of KTF common stock held by KT Corporation immediately prior to the merger.

Pursuant to the merger agreement, all of the assets, liabilities, rights and obligations (including contractual rights and obligations) of KTF were comprehensively succeeded by KT Corporation. The employees of KTF became employees of KT Corporation as a result of the merger, and the obligations to pay severance payments to those employees were succeeded by KT Corporation.

Under Korean law, holders of shares of KT Corporation or KTF common stock who opposed the merger were entitled to exercise their appraisal rights to purchase their shares, which were set at ~~W~~38,535 for each share of KT Corporation common stock properly submitted to KT Corporation for appraisal and ~~W~~29,284 for each share of KTF common stock properly submitted to KTF for appraisal.

KT Corporation delivered 700,108 shares of its newly issued common stock (par value ~~W~~5,000) and 45,629,480 shares of its treasury shares (par value ~~W~~5,000) to KTF stockholders listed on the stockholder registry of KTF as of the date of the merger. See “Item 5. Operating and Financial Review and Prospects — Item 5.A. Operating Result — Overview — Merger of KTF into KT Corporation.”

Item 10.D.	Exchange Controls

General

The Foreign Exchange Transaction Act and the Presidential Decree and regulations under that Act and Decree (collectively the “Foreign Exchange Transaction Laws”) regulate investment in Korean securities by non-residents and issuance of securities outside Korea by Korean companies. Under the Foreign Exchange Transaction Laws, non-residents may invest in Korean securities only in compliance with the provisions of, and to the extent specifically allowed by, these laws or otherwise permitted by the Ministry of Strategy and Finance. The Financial Services Commission has also adopted, pursuant to its authority under the Korean Financial Investment Services and Capital Markets Act, regulations that control investment by foreigners in Korean securities and regulate the issuance of securities outside Korea by Korean companies.

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

Reporting Requirements for Holders of Substantial Interests

Any person whose direct or beneficial ownership of shares, whether in the form of shares or ADSs, certificates representing the rights to subscribe for Shares and equity-related debt securities including convertible bonds and bonds with warrants (collectively, the “Equity Securities”) together with the Equity Securities beneficially owned by certain related persons or by any person acting in concert with the person accounts for 5.0% or more of the total issued Equity Securities is required to report the status of the holdings to the Financial Services Commission and the KRX KOSPI Market within five business days after reaching the 5.0% ownership interest. In addition, any change in the ownership interest subsequent to the report which equals or exceeds 1.0% of the total issued Equity Securities is required to be reported to the Financial Services Commission and the KRX KOSPI Market within five business days from the date of the change. The required information to be included in the 5.0% report may be different if the acquisition of such shareholding interest is for the purpose of exercising influence over the management, as opposed to an acquisition for investment purposes. Any person reporting the holding of 5.0% or more of the total issued Equity Securities and any person reporting the change in the ownership interest which equals or exceeds 1.0% of the total issued Equity Securities pursuant to the requirements described above must also deliver a copy of such reports to us.

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

Restrictions Applicable to Shares

As a result of amendments to the Foreign Exchange Transaction Laws and Financial Services Commission regulations adopted in connection with the stock market opening from January 1992, which we refer to collectively as the Investment Rules, foreigners may invest, with limited exceptions and subject to procedural requirements, in all shares of Korean companies, whether listed on the KRX KOSPI Market or the KRX KOSDAQ Market, unless prohibited by specific laws. Foreign investors may trade shares listed on the KRX KOSPI Market or the KRX KOSDAQ Market only through the KRX KOSPI Market or the KRX KOSDAQ Market, except in limited circumstances, including:

•	odd-lot trading of shares;

•	acquisition of shares (“Converted Shares”) by exercise of warrant, conversion right under convertible bonds or withdrawal right under depositary receipts issued outside of Korea by a Korean company;

•	acquisition of shares as a result of inheritance, donation, bequest or exercise of shareholders’ rights, including preemptive rights or rights to participate in free distributions and receive dividends;

•	over-the-counter transactions between foreigners of a class of shares for which the ceiling on aggregate acquisition by foreigners, as explained below, has been reached or exceeded certain exceptions;

•	shares acquired by direct investment as defined in the Foreign Investment Promotion Law;

•	disposal of shares pursuant to the exercise of appraisal rights of dissenting shareholders;

•	disposal of shares in connection with a tender offer;

•	acquisition of shares by a foreign depositary in connection with the issuance of depositary receipts;

•	acquisition and disposal of shares through overseas stock exchange market if such shares are simultaneously listed on the KRX KOSPI Market or the KRX KOSDAQ Market and such overseas stock exchange; and

•	arm’s length transactions between foreigners, if all of such foreigners belong to an investment group managed by the same person.

For over-the-counter transactions of shares between foreigners outside the KRX KOSPI Market or the KRX KOSDAQ Market for shares with respect to which the limit on aggregate foreign ownership has been reached or exceeded, an investment broker licensed in Korea must act as an intermediary. Odd-lot trading of shares outside the KRX KOSPI Market or the KRX KOSDAQ Market must involve a licensed investment trader in Korea as the other party. Foreign investors are prohibited from engaging in margin transactions through borrowing shares from a securities company with respect to shares which are subject to a foreign ownership limit.

The Investment Rules require a foreign investor who wishes to invest in shares on the KRX KOSPI Market or the KRX KOSDAQ Market (including Converted Shares) to register its identity with the Financial Supervisory Service prior to making any such investment; however, the registration requirement does not apply to foreign investors who acquire Converted Shares with the intention of selling such Converted Shares within three months from the date of acquisition of the Converted Shares or who acquire the shares in an over-the-counter transaction or dispose of shares where such acquisition or disposal is deemed to be a foreign direct investment pursuant to the Financial Investment Services and Capital Markets Act. Upon registration, the Financial Supervisory Service will issue to the foreign investor an investment registration certificate that must be presented each time the foreign investor opens a brokerage account with a financial investment business entity. Foreigners eligible to obtain an investment registration certificate include foreign nationals who are individuals residing abroad for more than six months, foreign governments, foreign municipal authorities, foreign public institutions, corporations incorporated under foreign laws, international organizations, funds and associations as defined under the Financial Investment Services and Capital Markets Act. All Korean offices of a foreign corporation as a group are treated as a separate entity from the offices of the corporation outside Korea. However, a foreign corporation or depositary bank issuing depositary receipts may obtain one or more investment registration certificates in its name in certain circumstances as described in the relevant regulations.

Upon a foreign investor’s purchase of shares through the KRX KOSPI Market or the KRX KOSDAQ Market, no separate report by the investor is required because the investment registration certificate system is designed to control and oversee foreign investment through a computer system. However, a foreign investor’s acquisition or sale of shares outside the KRX KOSPI Market or the KRX KOSDAQ Market (as discussed above) must be reported by the foreign investor or his standing proxy to the Governor of the Financial Supervisory Service at the time of each such acquisition or sale; provided, however, that in cases where a foreigner acquires shares through the exercise of rights as a holder of ADSs (or other depositary certificates), the foreigner must cause such report to the Governor of the Financial Supervisory Service to be filed by the Korea Securities Depository; and further provided that a foreign investor must ensure that any acquisition or sale by it of shares outside the KRX KOSPI Market or the KRX KOSDAQ Market in the case of trades in connection with a tender offer, odd-lot trading of shares or trades of a class of shares for which the aggregate foreign ownership limit has been reached or exceeded, is reported to the Governor of the Financial Supervisory Service by the investment trader, the investment broker, the Korea Securities Depository or the financial securities company engaged to facilitate such transaction. A foreign investor must appoint one or more standing proxies from among the Korea Securities Depository, foreign exchange banks, including domestic branches of foreign banks, investment traders, investment brokers, the Korea Securities Depository, financial securities companies and internationally recognized custodians that satisfies all relevant requirements under the Financial Investment Services and Capital Markets Act and will act as a standing proxy to exercise shareholders’ rights or perform any matters related to the foregoing activities if the foreign investor does not perform these activities himself. However, a foreign investor may be exempted from complying with these standing proxy rules with the approval of the Governor of the Financial Supervisory Service in cases deemed inevitable by reason of conflict between laws of Korea and the home country of the foreign investor.

Certificates evidencing shares of Korean companies must be kept in custody with an eligible custodian in Korea. Only the Korea Securities Depository, foreign exchange banks including domestic branches of foreign banks, investment traders, investment brokers, collective investment business entities and internationally recognized custodians satisfying the relevant requirements under the Financial Investment Services and Capital Markets Act are eligible to act as a custodian of shares for a non-resident or foreign investor. A foreign investor must ensure that his custodian deposits its shares with the Korea Securities Depository. However, a foreign investor may be exempted from complying with this deposit requirement with the approval of the Governor of the Financial Supervisory Service in circumstances where compliance with that requirement is made impracticable, including cases where compliance would contravene the laws of the home country of such foreign investor.

Under the Investment Rules, with certain exceptions, foreign investors may acquire shares of a Korean company without being subject to any foreign investment ceiling. As one such exception, designated public corporations are subject to a 40.0% ceiling on the acquisition of shares by foreigners in the aggregate and a ceiling on the acquisition of shares by a single foreign investor pursuant to the articles of incorporation of such corporation. Currently, Korea Electric Power Corporation is the only designated public corporation which has set such a ceiling. Furthermore, an investment by a foreign investor of not less than 10.0% of the issued shares with voting rights of a Korean company is defined as a direct foreign investment under the Foreign Investment Promotion Act, which is, in general, subject to the report to, and acceptance, by the Ministry of Knowledge Economy. The acquisition of shares of a Korean company by a foreign investor may also be subject to certain foreign shareholding restrictions in the event that the restrictions are prescribed in each specific law which regulates the business of the Korean company. A foreigner who has acquired shares of our common stock in excess of this ceiling may not exercise his voting rights with respect to the shares of our common stock exceeding the limit.

Under the Foreign Exchange Transaction Laws, a foreign investor who intends to acquire shares must designate a foreign exchange bank at which he must open a foreign currency account and a Won account exclusively for stock investments. No approval is required for remittance into Korea and deposit of foreign currency funds in the foreign currency account. Foreign currency funds may be transferred from the foreign currency account at the time required to place a deposit for, or settle the purchase price of, a stock purchase transaction to a Won account opened at an investment broker or an investment trader. Funds in the foreign currency account may be remitted abroad without any governmental approval.

Dividends on Shares are paid in Won. No governmental approval is required for foreign investors to receive dividends on, or the Won proceeds of the sale of, any shares to be paid, received and retained in Korea. Dividends paid on, and the Won proceeds of the sale of, any shares held by a non-resident of Korea must be deposited either in a Won account with the investor’s investment broker or investment trader or his Won Account. Funds in the investor’s Won Account may be transferred to his foreign currency account or withdrawn for local living expenses up to certain limitations. Funds in the Won Account may also be used for future investment in shares or for payment of the subscription price of new shares obtained through the exercise of preemptive rights.

Investment brokers and investment traders are allowed to open foreign currency accounts with foreign exchange banks exclusively for accommodating foreign investors’ stock investments in Korea. Through these accounts, these investment brokers and investment traders may enter into foreign exchange transactions on a limited basis, such as conversion of foreign currency funds and Won funds, either as a counterparty to or on behalf of foreign investors, without the investors having to open their own accounts with foreign exchange banks.

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

Shares or ADSs

Dividends on Shares of Common Stock or ADSs

Unless an applicable tax treaty provides otherwise, we will deduct Korean withholding tax from dividends paid to you either in cash or shares at a rate of 22.0% (including resident surtax). If you are a resident of a country that has entered into a tax treaty with Korea, you may qualify for a reduced rate of Korean withholding tax under such a treaty. For example, if you are a qualified resident of the United States for purposes of the US-Korea Tax Treaty (the

“Treaty”) and you are the beneficial owner of a dividend, a reduced withholding tax rate of 16.5% generally will apply. You will not be entitled to claim treaty benefits if you are not the beneficial owner of a dividend.

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

Capital Gains

Capital gain from a sale of shares of common stock will generally be exempt from Korean taxation if you have owned, together with certain related parties, less than 25.0% of our total issued shares during the year of sale and the five calendar years before the year of sale, and the sale is made through the KRX KOSPI Market, and you have no permanent establishment in Korea. Capital gain earned by a non-Korean holder from a sale of ADSs outside of Korea are exempt from Korean taxation by virtue of the Special Tax Treatment Control Law of Korea (the “STTCL”), provided that the issuance of the ADSs is deemed to be an overseas issuance under the STTCL.

If you are subject to tax on capital gain from a sale of ADSs, or shares of common stock that you acquired as a result of a withdrawal, your gain will be calculated based on your cost of acquiring the ADSs representing the shares of common stock, although there are no specific Korean tax provisions or rulings on this issue. In the absence of the application of a tax treaty that exempts tax on capital gain, the amount of Korean tax imposed on such capital gains will be the lesser of 11.0% (including resident surtax) of the gross realization proceeds or, subject to the production of satisfactory evidence of the acquisition cost and the transaction costs of the ADSs, 22.0% (including resident surtax) of the net capital gain.

If you sell your shares of common stock or ADSs, the purchaser or, in the case of a sale of shares of common stock on the KRX KOSPI Market or through a licensed securities company in Korea, the licensed securities company, is required to withhold Korean tax from the sales price in an amount equal to 11% of the gross realization proceeds and to make payment thereof to the Korean tax authorities, unless you establish your entitlement to an exemption of taxation under an applicable tax treaty or produce satisfactory evidence of your acquisition cost and the transaction costs for the shares of common stock or ADSs. In order to obtain the benefit of an exemption of tax pursuant to a tax treaty, you must submit to the purchaser or the securities company (or through the depositary), as the case may be, prior to the first payment, an exemption application, together with a certificate of your tax residence issued by a competent authority of your residence country. This requirement will not apply to exemptions under Korean tax law. Excess taxes withheld may be recoverable if you subsequently produce satisfactory evidence that you were entitled to have taxes withheld at a lower rate.

Most tax treaties that Korea has entered into provide exemptions for capital gains tax for capital gains from sale and purchase of shares of common stock. However, Korea’s tax treaties with Japan, Austria, Spain and a few other countries do not provide an exemption from such capital gains tax. For example, Article 13 of Korea’s tax treaty with Japan provides that if a taxpayer holding 25% or more (including those shares held by any related party of the taxpayer) of total issued shares of a company in a taxable year sells 5% or more (including those sold by any related party of the taxpayer) of total issued shares of the same company in the same taxable year, the country where the company is a resident may impose tax on such taxpayer.

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

Securities Transaction Tax

If you transfer shares of common stock on the KRX KOSPI Market, you will be subject to securities transaction tax at a rate of 0.15% and an agriculture and fishery special tax at a rate of 0.15%, calculated based on the sales price of the shares. If you transfer shares of common stock and your transfer is not made on the KRX KOSPI Market you will generally be subject to the securities transaction tax at a rate of 0.5% and will generally not be subject to the agriculture and fishery special tax. Transfers of ADSs will not be subject to either the securities transaction tax or the agriculture and fishery special tax.

With respect to transfers of ADSs, a tax ruling recently issued in 2004 by the Korean tax authority appears to hold that depositary receipts (such as the ADSs) constitute share certificates subject to the securities transaction tax. In May 2007, the Seoul Administrative Court held that depositary receipts do not constitute share certificates subject to the securities transaction tax. In 2008, the case was upheld by the Seoul High Court and was further upheld by the Supreme Court. However, as the Supreme Court dismissed the tax authorities’ appeal without ruling on the substantive law issue, it is not clear if the Supreme Court’s decision for this case will serve as the Supreme Court’s precedent on this issue. Even if depositary receipts (such as the ADSs) constitute share certificates subject to the securities transaction tax under the Securities Transaction Tax Law, capital gains from a transfer of depositary receipts listed on the New York Stock Exchange, the Nasdaq National Market or other qualified foreign exchanges are exempt from the securities transaction tax.

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

Dividends

The gross amount of cash dividends that you receive (prior to deduction of Korean taxes) generally will be subject to U.S. federal income taxation as foreign source dividend income. Dividends paid in Won will be included in your income in a U.S. dollar amount calculated by reference to the exchange rate in effect on the date of your (or, in the case of ADSs, the depositary’s) receipt of the dividend, regardless of whether the payment is in fact converted into U.S. dollars. If such a dividend is converted into U.S. dollars on the date of receipt, you generally should not be required to recognize foreign currency gain or loss in respect of the dividend income. U.S. holders should consult their own tax advisers regarding the treatment of any foreign currency gain or loss on any Won received by a U.S. holders that are converted into U.S. dollars on a date subsequent to receipt.

Subject to certain exceptions for short-term and hedged positions, the U.S. dollar amount of dividends received by an individual prior to January 1, 2011 with respect to the ADSs and common stock will be subject to taxation at a maximum rate of 15% if the dividends are “qualified dividends.” Dividends paid on the ADSs and common stock will be treated as qualified dividends if (i) we are eligible for the benefits of a comprehensive income tax treaty with the United States that the Internal Revenue Service has approved for the purposes of the qualified dividend rules and (ii) we were not, in the year prior to the year in which the dividend was paid, and are not, in the year in which the dividend is paid, a passive foreign investment company (“PFIC”). The income tax treaty between Korea and the United States (the “Treaty”) has been approved for the purposes of the qualified dividend rules. Based on our audited financial statements and relevant market and shareholder data, we believe that we were not treated as a PFIC for U.S. federal income tax purposes with respect to our 2007 or 2008 taxable year. In addition, based on our audited financial statements and our current expectations regarding the value and nature of our assets, the sources and nature of our income, and relevant market and shareholder data, we do not anticipate becoming a PFIC for our 2009 taxable year. You should consult your own tax advisers regarding the availability of the reduced dividend tax rate in the light of your own particular circumstances.

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

Foreign Tax Credit Considerations

You should consult your own tax advisers to determine whether you are subject to any special rules that limit your ability to make effective use of foreign tax credits, including the possible adverse impact of failing to take advantage of benefits under the income tax treaty between the United States and Korea. If no such rules apply, you generally may claim a credit, up to any applicable reduced rates provided under the Treaty, against your U.S. federal income tax liability for Korean taxes withheld from dividends on shares of common stock or ADSs, so long as you have owned the shares of common stock or ADSs (and not entered into specified kinds of hedging transactions) for at least a 16-day period that includes the ex-dividend date. Instead of claiming a credit, you may, at your election, deduct such Korean taxes in computing your taxable income, subject to generally applicable limitations under U.S. tax law. Foreign tax credits will not be allowed for withholding taxes imposed in respect of certain hedged positions in securities and may not be allowed in respect of arrangements in which your expected economic profit is insubstantial. You may not be able to use the foreign tax credit associated with any Korean withholding tax imposed on a distribution of additional shares that is not subject to U.S. tax unless you can use the credit against United States tax due on other foreign-source income.

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

For details of the assets and liabilities recorded relating to our derivative contracts outstanding as of December 31, 2007 and 2008, see Note 33 to the Consolidated Financial Statements. We recognized a valuation gain of ~~W~~40 billion and a valuation loss of ~~W~~16 billion in 2007 and a valuation gain of ~~W~~651 billion and a valuation loss of ~~W~~17 billion in 2008.

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

In 2007 and 2008, we entered into various currency-related derivative contracts with various financial institutions, including the following:

Transaction Type	Financial Institution	Description

Currency swap contracts	Merrill Lynch and others	Exchange foreign currency cash flow for local currency cash flow for a specified period
Combined interest rate currency swap contracts	Merrill Lynch and others	Exchange foreign currency-denominated fixed or variable interest rate payments for local currency-denominated variable or fixed interest rate payments
Currency forward contracts	Kookmin Bank and others	Exchange a specified currency at an agreed exchange rate at a specified date

Interest Rate Risk

We are also subject to market risk exposure arising from changing interest rates. A reduction of interest rates increases the fair value of our debt portfolio, which is primarily of a fixed interest nature. We use, to a limited extent, interest rate swap contracts and combined interest rate and currency swap contracts to reduce interest rate volatility on some of our debt and manage our interest expense by achieving a balanced mixture of floating and fixed rate debt. We entered into several interest rate swap contracts with Merrill Lynch and others in which we exchange fixed interest rate payments with variable interest rate payments for a specified period, as well as entered into the combined interest rate and currency swap contracts described above.

The following table summarizes the carrying amounts, fair values, principal cash flows by maturity date and weighted average interest rates of our short-term and long-term liabilities as of December 31, 2008 which are sensitive to exchange rates and/or interest rates. The information is presented in Won, which is our reporting currency.

	Maturities
							December 31, 2008
	2009	2010	2011	2012	2013	Thereafter	Total	Fair Value
	(In Won millions except rates)

Local currency:
Fixed rate	1,636,291	1,524,326	1,405,771	580,608	730,608	608,428	6,486,032	6,389,560
Average weighted rate(1)	6.18%	5.67%	5.98%	4.62%	5.96%	5.18%	5.74%	—
Variable rate	27,927	29,384	18,018	4,630	911	—	80,870	80,256
Average weighted rate(1)	6.64%	6.75%	6.24%	5.91%	5.91%	0.00%	6.54%	—

Sub-total	1,664,218	1,553,710	1,423,789	585,238	731,519	608,428	6,566,902	6,469,816

Foreign currency:
Fixed rate	—	50,424	38,535	251,500	—	1,634,750	1,975,209	1,955,797
Average weighted rate(1)	0.00%	4.88%	6.00%	5.13%	0.00%	5.62%	5.53%	—
Variable rate	50,803	28,170	682,257	146,373	255,524	—	1,163,127	1,080,953
Average weighted rate(1)	5.81%	4.94%	2.92%	4.45%	4.36%	0.00%	3.53%	—

Subtotal	50,803	78,594	720,792	397,873	255,524	1,634,750	3,138,336	3,036,750

Total	1,715,021	1,632,304	2,144,581	983,111	987,043	2,243,178	9,705,238	9,506,567

(1)	Weighted average rates of the portfolio at the period end.

Item 12.	Description of Securities Other than Equity Securities

Item 12.A.	Debt Securities

Not applicable.

Item 12.B.	Warrants and Rights

Not applicable.

Item 12.C.	Other Securities

Not applicable.

Item 12.D.	American Depositary Shares

Not applicable.

PART II

Item 13.	Defaults, Dividend Arrearages and Delinquencies

Not applicable.

Item 14.	Material Modifications to the Rights of Security Holders and Use of Proceeds

Not applicable.

Item 15.	Controls and Procedures

Disclosure Controls and Procedures

Our management has evaluated, with the participation of our Chief Executive Officer and Chief Financial Officer, the effectiveness of our disclosure controls and procedures, as such term is defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act, as of December 31, 2008. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives. Based upon our evaluation, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures were effective as of the end of the period covered by this report. Our disclosure controls and procedures are designed to ensure that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the Commission’s rules and forms, and that it is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

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

Our management has completed an assessment of the effectiveness of our internal control over financial reporting as of December 31, 2008 based on criteria in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). Based on this assessment, management concluded that our internal control over financial reporting was effective as of December 31, 2008.

Deloitte Anjin LLC, an independent registered public accounting firm, which also audited our consolidated financial statements as of, and for the year ended December 31, 2008, as stated in their report which is included herein, has issued an attestation report on the effectiveness of our internal control over financial reporting.

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

At our annual shareholders’ meetings in January and March 2009, our shareholders elected In-Man Song, Joon Park, Si-Chin Kang and E. Han Kim as members of the Audit Committee. Our Audit Committee is comprised of In-Man Song, Joon Park, Si-Chin Kang and E. Han Kim. The board of directors has approved this newly elected Audit Committee and determined that In-Man Song and Si-Chin Kang are audit committee financial experts and further determined that they are independent within the meaning of applicable SEC rules and the listing standards of the New York Stock Exchange.

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

Audit and Non-Audit Fees

The following table sets forth the fees billed to us by our independent auditors during the fiscal year ended December 31, 2007 and 2008:

	Year Ended
	December 31,
	2007		2008
	(In millions)

Audit fees	~~W~~	3,078	~~W~~	3,741
Audit-related fees		—		—
Tax fees		12		25
Other fees		—		—

Total fees	~~W~~	3,090	~~W~~	3,766

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

Item 16D.	Exemptions from the Listing Standards for Audit Committees

Not applicable.

Item 16E.	Purchases of Equity Securities by the Issuer and Affiliated Purchasers

The following table sets forth the repurchases of common shares by us or any affiliated purchasers during the fiscal year ended December 31, 2008:

			Total Number	Maximum
			of Shares	Number of
			Purchased as	Shares that
			Part of	May Yet be
	Total Number	Average Price	Publicly	Purchased
	of Shares	Paid per Share	Announced	Under the
Period	Purchased	(In Won)	Plans(2)	Plans(2)

January 1 to January 31	0	0	0	0
February 1 to February 29	0	0	0	0
March 1 to March 31	0	0	0	0
April 1 to April 30	0	0	0	0
May 1 to May 31	0	0	0	1,666,700
June 1 to June 30	280,000 (1)	44,848	280,000	1,386,700
July 1 to July 31	1,386,700 (1)	44,132	1,386,700	0
August 1 to August 31	0	0	0	0
September 1 to September 30	0	0	0	0
October 1 to October 31	0	0	0	0
November 1 to November 30	0	0	0	0
December 1 to December 31	0	0	0	0

Total	1,666,700	44,252	1,666,700	0

(1)	Purchased through open-market transactions.

(2)	On June 18, 2008, we announced a plan to repurchase up to 1,666,700 common shares during the period from June 23, 2008 to September 19, 2008. On July 18, 2008, we completed the repurchase of such shares under this plan.

Neither we nor any “affiliated purchaser,” as defined in Rule 10b-18(a)(3) of the Exchange Act, purchased any of our equity securities during the period covered by this annual report.

Item 16G.	Corporate Governance

The following is a summary of the significant differences between the New York Stock Exchange’s corporate governance standards and those that we follow under Korean law.

NYSE Corporate Governance Standards	KT Corporation’s Corporate Governance Practice

Director Independence
Independent directors must comprise a majority of the board.
The Commercial Code of Korea requires that our board of directors must comprise no less than a majority of outside directors. Our outside directors must meet the criteria for outside directorship set forth under the Commercial Code of Korea.

The majority of our board of directors is independent (as defined in accordance with the New York Stock Exchange’s standards), and 7 out of 10 directors are outside directors.

NYSE Corporate Governance Standards	KT Corporation’s Corporate Governance Practice

Nomination/Corporate Governance Committee
Listed companies must have a nomination/corporate governance committee composed entirely of independent directors.	We have not established a separate nomination/corporate governance committee. However, we maintain an Outside Director Candidate Nominating Committee composed of all of our outside directors and one standing director. We also maintain a Corporate Governance Committee comprised of five outside directors and one standing director. The committee was formed on a temporary basis in May 2009 to prepare for our merger with KTF and recommend to the board revisions to the corporate governance practices applicable to the merged company. The committee is expected to dissolve in December 2009.

Compensation Committee
Listed companies must have a compensation committee composed entirely of independent directors.	We maintain an Evaluation and Compensation Committee composed of four outside directors.
Executive Session
Listed companies must hold meetings solely attended by non-management directors to more effectively check and balance management directors.	Our outside directors hold meetings solely attended by outside directors in accordance with the charter of our board of directors.
Audit Committee
Listed companies must have an audit committee that is composed of more than three directors and satisfy the requirements of Rule 10A-3 under the Exchange Act.	We maintain an Audit Committee comprised of four outside directors who meet the applicable independence criteria set forth under Rule 10A-3 under the Exchange Act.
Shareholder Approval of Equity Compensation Plan
Listed companies must allow their shareholders to exercise their voting rights with respect to any material revision to the company’s equity compensation plan.	We currently have two equity compensation plans: one providing for the grant of stock options to officers and standing directors; and an employee stock ownership association program.
All material matters related to the granting stock options are provided in our articles of incorporation, and any amendments to the articles of incorporation are subject to shareholders’ approval. Matters related to the employee stock ownership association program are not subject to shareholders’ approval under Korean law.

Corporate Governance Guidelines
Listed companies must adopt and disclose corporate governance guidelines.	We have adopted Corporate Governance Guidelines in March 2009 setting forth our practices with respect to corporate governance matters. Our Corporate Governance Guidelines are in compliance with Korean law but do not meet all requirements established by the New York Stock Exchange for U.S. companies listed on the exchange. A copy of our Corporate Governance Guidelines in Korean is available on our website at www.kt.com
Code of Business Conduct and Ethics
Listed companies must adopt and disclose a code of business conduct and ethics for directors, officers and employees, and promptly disclose any waivers of the code for executive officers.	We have adopted a Code of Ethics for all directors, officers and employees. A copy of our Code of Ethics in Korean is available on our website at www.kt.com

PART III

Item 17.	Financial Statements

Not applicable.

Item 18.	Financial Statements

AUDITED CONSOLIDATED ANNUAL FINANCIAL STATEMENTS OF KT CORPORATION

Item 19.	Exhibits

1		Articles of Incorporation of KT Corporation (English translation) Form of Common Stock Certificate of KT Corporation, par value ~~W~~5,000 per share (including translation in English)
2	.1*	Deposit Agreement dated as of May 25, 1999 entered into among KT Corporation, Citibank, N.A., as depositary, and all Holders and Beneficial Owners of American Depositary Shares evidenced by the American Depositary Receipts issued thereunder, including the form of American depositary receipt (incorporated herein by reference to Exhibit(a)(i) of the Registrant’s Registration Statement (Registration No. 333-13578) on Form F-6)
2	.2*	Form of Amendment No. 1 Deposit Agreement dated as of May 25, 1999 entered into among KT Corporation, Citibank, N.A., as depositary, and all Holders and Beneficial Owners of American Depositary Shares evidenced by the American Depositary Receipts issued thereunder, including the form of American depositary receipt (incorporated herein by reference to Exhibit(a)(ii) of the Registrant’s Registration Statement (Registration No. 333-13578) on Form F-6)
2	.3*	Letter from Citibank, N.A., as depositary, to the Registrant relating to the pre-release of the American depositary receipts (incorporated herein by reference to the Registrant’s Registration Statement (Registration No. 333-10330) on Form F-6)
2	.4*	Letter from Citibank, N.A., as depositary, to the Registrant relating to the establishment of a direct registration system for ADSs and the issuance of uncertified ADSs as part of the direct registration system. (incorporated herein by reference to Exhibit 2.4 of the Registrant’s Annual Report on Form 20-F filed on June 30, 2008)
4	.1*	The Merger Agreement dated January 20, 2009, entered into by and between KT Corporation and KT Freetel Co., Ltd. (incorporated herein by reference to Annex I of the Registrant’s Registration Statement (Registration No. 333-156817) on Form F-4)
8.1		List of subsidiaries of KT Corporation
12.1		Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2		Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1		Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1		The Telecommunications Basic Law (English translation)
15.2		Enforcement Decree of the Telecommunications Basic Law (English translation)
15.3		The Telecommunications Business Act (English translation)
15.4		Enforcement Decree of the Telecommunications Business Act (English translation)

*	Filed previously.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON INTERNAL CONTROL OVER FINANCIAL REPORTING

To the Board of Directors and Stockholders of
KT Corporation
Sungnam, Korea

We have audited the internal control over financial reporting of KT Corporation and subsidiaries (the “Company”) as of December 31, 2008, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in Management’s Annual Report on Internal Control Over Financial Reporting in Item 15. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

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

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2008, based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Consolidated Balance Sheets and the related Consolidated Statements of Income, Cash Flows, and Changes in Equity of the Company as of and for the year ended December 31, 2008. Our report dated June 24, 2009 expressed an unqualified opinion on those financial statements and included an explanatory paragraph relating to the adoption of Statements of Korean Accounting Standards, reclassification of certain accounts in prior periods to conform to current period’s presentation, our audit comprehending the convenience translation of Korean won amounts to U.S. dollar amounts and information relating to the nature and effect of differences between accounting principles generally accepted in the Republic of Korea and accounting principles generally accepted in the United States of America.

/s/  Deloitte Anjin LLC
Seoul, Korea
June 24, 2009

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of
KT Corporation
Sungnam, Korea

We have audited the accompanying Consolidated Balance Sheets of KT Corporation and subsidiaries (the “Company”) as of December 31, 2007 and 2008, and the related Consolidated Statements of Income, Cash Flows and Changes in Equity for years then ended (all expressed in Korean won). These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. The consolidated financial statements of the Company for the year ended December 31, 2006, before the effects of the adjustments to retrospectively apply the adoption of Statements of Korean Accounting Standards and reclassification of certain accounts as discussed in Note 2 to the consolidated financial statements were audited by other auditors whose report, dated May 25, 2007, expressed an unqualified opinion on those statements.

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

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of KT Corporation and subsidiaries at December 31, 2007 and 2008, and the results of their operations and their cash flows for years then ended, in conformity with accounting principles generally accepted in the Republic of Korea.

As discussed in Note 2 to the consolidated financial statements, we have also audited the adjustments to the 2006 consolidated financial statements to retrospectively apply the adoption of Statements of Korean Accounting Standards and reclassify certain accounts in prior periods to conform to current period’s presentation. Our procedures included (1) comparing the adjustment amounts to the Company’s underlying analysis, and (2) testing the mathematical accuracy of the underlying analysis, and (3) on a test basis compared the adjustments to the Company’s supporting documentation. In our opinion, such retrospective adjustments are appropriate and have been properly applied. However, we were not engaged to audit, review, or apply any procedures to the 2006 consolidated financial statements of the Company other than with respect to the retrospective adjustments and, accordingly, we do not express an opinion or any other form of assurance on the 2006 consolidated financial statements taken as a whole.

Our audit also comprehended the translation of Korean won amounts into U.S. dollar amounts and, in our opinion, such convenience translation has been made in conformity with the basis stated in Note 2 to the consolidated financial statements. Such U.S. dollar amounts are presented solely for the convenience of readers of financial statements.

Accounting principles generally accepted in the Republic of Korea vary in certain significant respects from accounting principles generally accepted in the United States of America. Information relating to the nature and effect of such differences is presented in Note 38 to the consolidated financial statements.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as of December 31, 2008, based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated June 24, 2009 expressed an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting.

/s/  Deloitte Anjin LLC
Seoul, Korea
June 24, 2009

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders
KT Corporation:

We have audited, before the effects of the adjustments and disclosures to retrospectively apply the changes in accounting and reclassifications described in note 2, the accompanying consolidated statements of income, changes in equity and cash flows of KT Corporation and subsidiaries (the “Company”) for the year ended December 31, 2006, expressed in Korean Won. The 2006 consolidated financial statements before the effects of the adjustments and reclassifications discussed in note 2 are not presented herein. The 2006 consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit. We did not audit the financial statements of KT Freetel Co., Ltd. (“KTF”), a 52.2% owned subsidiary at December 31, 2006, as of and for the year ended December 31, 2006. The financial statements of KTF, which are included in the consolidated financial statements of the Company, reflect total revenues constituting 32.6% for the year ended December 31, 2006, of the related consolidated totals before the effects of the adjustments and reclassifications discussed in note 2. Those financial statements were audited by other auditors whose report has been furnished to us, and our report, insofar as it relates to the amounts included for KTF, is based solely on the report of the other auditors.

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

In our opinion, based on our audit and the report of the other auditors, the 2006 consolidated financial statements, before the effects of the adjustments and disclosures to retrospectively apply the changes in accounting and reclassifications described in note 2, present fairly, in all material respects, the results of the Company’s operations and their cash flows for the year ended December 31, 2006 in accordance with accounting principles generally accepted in the Republic of Korea.

Accounting principles generally accepted in the Republic of Korea vary in certain significant respects from accounting principles generally accepted in the United States of America. Information relating to the nature and effect of such differences is presented in note 38 to the consolidated financial statements.

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

/s/  KPMG Samjong Accounting Corp.
Seoul, Korea
May 25, 2007

KT CORPORATION AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS
AS OF DECEMBER 31, 2007 AND 2008

					(Note 2)
	2007		2008		2008
					In thousands of
					U.S. dollars
	In millions of Korean won

ASSETS
CURRENT ASSETS:
Cash and cash equivalents (Notes 2, 16 and 31)	~~W~~	1,384,985	~~W~~	1,890,918	$1,498,350
Short-term investment assets (Notes 3, 6 and 16)		460,170		417,138	330,537
Accounts receivable — trade, less allowance for doubtful accounts of ~~W~~484,279 million in 2007 and ~~W~~482,242 million in 2008 (Notes 2, 11, 16, 17 and 32)		2,621,035		3,014,687	2,388,817
Loans, less allowance for doubtful accounts of ~~W~~2,887 million in 2007 and ~~W~~4,142 million in 2008 (Notes 2, 5 and 16)		215,945		292,884	232,079
Current finance lease receivables, less allowance for doubtful accounts of ~~W~~563 million in 2007 and ~~W~~2,355 million in 2008 (Notes 2, 14 and 29)		78,103		180,954	143,387
Accounts receivable — other, less allowance for doubtful accounts of ~~W~~93,561 million in 2007 and ~~W~~109,312 million in 2008 (Notes 2, 11 and 16)		176,317		202,872	160,754
Accrued revenues		13,684		21,413	16,968
Advance payments		67,272		73,962	58,607
Prepaid expenses		54,918		99,214	78,616
Prepaid income taxes		1,411		1,518	1,203
Guarantee deposits (Note 16)		9,414		1,382	1,095
Current derivative instruments assets (Notes 2 and 33)		696		201,709	159,833
Current deferred income tax assets (Notes 2 and 26)		259,525		249,941	198,052
Inventories (Notes 2, 4 and 29)		299,104		424,841	336,641
Other current assets		220		393	311

Total Current Assets		5,642,799		7,073,826	5,605,250

NON-CURRENT ASSETS:
Available-for-sale securities (Notes 2 and 6)		83,352		74,744	59,227
Equity method investment securities (Notes 2 and 7)		234,582		353,347	279,990
Held-to-maturity securities (Notes 2 and 6)		244		8,077	6,400
Long-term loans to employees		107,675		85,969	68,121
Long-term financial instruments (Note 3)		2,864		44	35
Other investment assets		41,478		23,819	18,874
Property and equipment, at cost (Note 2, 8, 9, 14 and 29)		49,503,020		49,393,746	39,139,260
Less accumulated depreciation		(33,998,827)		(33,965,691)	(26,914,177)
Less accumulated impairment loss		(10,990)		(6,957)	(5,513)
Less contribution for construction		(205,201)		(232,467)	(184,205)

Net property and equipment		15,288,002		15,188,631	12,035,365

Intangible assets, net (Notes 2 and 10)		1,735,323		1,474,238	1,168,176
Leasehold rights and deposits (Notes 2 and 16)		347,217		352,655	279,441
Long-term accounts receivable — trade, less allowance for doubtful accounts of ~~W~~10,601 million in 2007 and ~~W~~13,320 million in 2008 (Notes 2, 11 and 17)		144,804		282,162	223,583
Long-term loans, less allowance for doubtful accounts of ~~W~~3,028 million in 2007 and ~~W~~7,734 million in 2008 (Notes 2 and 5)		145,967		253,445	200,828
Non-current finance lease receivables, less allowance for doubtful accounts of ~~W~~860 million in 2007 and ~~W~~3,642 million in 2008 (Notes 2, 14 and 29)		137,827		290,799	230,427
Non-current deferred income tax assets (Notes 2 and 26)		91,429		235,514	186,620
Long-term accounts receivable — other (Notes 2 and 11)		36,171		17,260	13,677
Non-current derivative instruments assets (Notes 2 and 33)		3,681		302,689	239,849
Other non-current assets		83,470		121,385	96,184

Total Non-current Assets		18,484,086		19,064,778	15,106,797

TOTAL ASSETS	~~W~~	24,126,885	~~W~~	26,138,604	$20,712,047

KT CORPORATION AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS — (Continued)
AS OF DECEMBER 31, 2007 AND 2008

					(Note 2)
	2007		2008		2008
					In thousands of
					U.S. dollars
	In millions of Korean won

LIABILITIES AND EQUITY
CURRENT LIABILITIES:
Accounts payable — trade (Notes 11, 16 and 17)	~~W~~	1,020,487	~~W~~	833,818	$660,712
Short-term borrowings (Note 16)		225,970		274,306	217,358
Accounts payable — other (Notes 11, 14, 16 and 17)		1,441,686		1,475,873	1,169,471
Advance receipts		87,442		119,356	94,577
Withholdings (Note 16)		200,744		228,517	181,075
Accrued expenses (Notes 16 and 17)		483,596		528,004	418,387
Income taxes payable (Note 2)		303,096		151,794	120,281
Current portion of bonds and long-term borrowings (Notes 2, 11, 12 and 16)		1,019,802		1,439,960	1,141,014
Unearned revenue		7,807		9,170	7,266
Key money deposits (Notes 16 and 17)		101,360		127,689	101,180
Current derivative instruments liabilities (Notes 2 and 33)		132,325		13,619	10,792
Current accrued provisions (Notes 2 and 13)		47,417		38,815	30,757
Other current liabilities		6,889		107	84

Total Current Liabilities		5,078,621		5,241,028	4,152,954

NON-CURRENT LIABILITIES:
Bonds (Notes 2, 12 and 16)		5,842,827		7,662,663	6,071,841
Long-term borrowings in Korean won (Notes 2, 11 and 12)		110,935		146,813	116,334
Long-term borrowings in foreign currency (Notes 2, 12 and 16)		19,709		137,249	108,755
Provisions for severance indemnities (Note 2)		514,991		507,819	402,392
Refundable deposits for telephone installation (Note 15)		840,962		781,525	619,275
Long-term accounts payable — trade (Note 11)		—		16,856	13,357
Long-term accounts payable — other (Notes 2, 11 and 14)		469,255		317,101	251,269
Long-term deposits received		42,257		93,800	74,326
Non-current accrued provisions (Notes 2 and 13)		25,420		85,146	67,469
Non-current deferred income tax liabilities (Notes 2 and 26)		1,896		2,734	2,166
Non-current derivative instruments liabilities (Notes 2 and 33)		—		6,777	5,370
Other non-current liabilities		42,246		51,195	40,566

Total Non-current Liabilities		7,910,498		9,809,678	7,773,120

Total Liabilities		12,989,119		15,050,706	11,926,074

EQUITY:
Common Stock (Notes 1 and 18)		1,560,998		1,560,998	1,236,924
Capital Surplus		1,440,777		1,440,633	1,141,548
Capital Adjustments:
Treasury stock (Note 22)		(3,825,688)		(3,824,881)	(3,030,809)
Stock options (Notes 2 and 21)		8,880		8,880	7,037
Other share — based payments (Notes 2 and 21)		1,022		1,420	1,125
Other capital adjustments		(168,143)		(180,155)	(142,754)

Total Capital Adjustments		(3,983,929)		(3,994,736)	(3,165,401)

Accumulated Other Comprehensive Income (Note 20):
Gain on translation of foreign operations (Note 2)		2,471		11,083	8,782
Loss on translation of foreign operations (Note 2)		(13,195)		(4,887)	(3,872)
Unrealized gain on valuation of available-for-sale securities (Notes 2 and 6)		10,644		4,813	3,814
Unrealized loss on valuation of available-for-sale securities (Notes 2 and 6)		—		(4,345)	(3,443)
Gain on valuation of derivatives for cash flow hedge (Notes 2 and 33)		2,024		11,136	8,824
Loss on valuation of derivatives for cash flow hedge (Notes 2 and 33)		—		(13,710)	(10,864)
Increase in equity of associates (Notes 2 and 7)		2,766		10,369	8,216
Decrease in equity of associates (Notes 2 and 7)		(4,568)		(3,580)	(2,837)

Total Accumulated Other Comprehensive Income		142		10,879	8,620

Retained Earnings		9,843,775		9,814,115	7,776,636

Equity attributable to equity holders of the parent		8,861,763		8,831,889	6,998,327

Minority Interest		2,276,003		2,256,009	1,787,646

Total Equity		11,137,766		11,087,898	8,785,973

TOTAL LIABILITIES AND EQUITY	~~W~~	24,126,885	~~W~~	26,138,604	$20,712,047

See accompanying notes to consolidated financial statements

KT CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME
FOR THE YEARS ENDED DECEMBER 31, 2006, 2007 AND 2008

							(Note 2)
	2006		2007		2008		2008
	In millions of Korean won						In thousands of
							U.S. dollars

OPERATING REVENUES (Notes 2, 17, 23, 24 and 34)
Service revenue	~~W~~	15,935,902	~~W~~	16,336,254	~~W~~	16,777,327	$13,294,237
PCS handset sales		1,888,978		2,323,828		2,867,216	2,271,962

		17,824,880		18,660,082		19,644,543	15,566,199

OPERATING EXPENSES (Notes 2, 17, 25, 34 and 35)		15,441,504		16,914,741		18,216,781	14,434,850

OPERATING INCOME		2,383,376		1,745,341		1,427,762	1,131,349

NON-OPERATING REVENUES:
Interest income		111,988		155,862		151,563	120,097
Dividend income		1,561		583		1,060	840
Foreign currency transaction gain		37,956		7,508		67,475	53,467
Foreign currency translation gain (Note 2)		126,215		8,626		40,668	32,225
Equity in income of associates (Notes 2 and 7)		8,685		24,285		16,061	12,727
Gain on breach of contracts		2,784		1,821		1,555	1,232
Gain on disposal of useless materials		21,919		25,328		—	—
Gain on disposal of short-term investment assets		880		2,094		446	353
Gain on valuation of short-term investment assets		158		1,085		537	426
Gain on disposal of available-for-sale securities (Note 6)		83,581		9,664		3,996	3,166
Reversal of impairment losses of available-for-sale securities (Notes 2)		227		76		—	—
Reversal of impairment losses of held-to-maturity securities (Note 2)		12,493		—		—	—
Gain on disposal of equity method investment securities		5,029		1,832		1	1
Gain on disposal of property and equipment		8,953		29,459		5,391	4,272
Gain on disposal of intangible assets		131		221		1,000	792
Reversal of accrued provisions (Note 13)		21,124		50,945		4,069	3,224
Amortization of negative goodwill (Notes 2 and 10)		—		518		65	52
Gain on settlement of derivatives (Note 2)		8,730		9,778		17,183	13,616
Gain on valuation of derivatives (Notes 2 and 33)		8,654		40,140		650,680	515,594
Other non-operating revenue		104,097		118,157		92,157	73,025

Total Non-operating Revenues		565,165		487,982		1,053,907	835,109

NON-OPERATING EXPENSES:
Interest expense		(499,169)		(466,461)		(481,629)	(381,639)
Other bad debt expense (Note 2)		(19,148)		(4,473)		(22,355)	(17,714)
Foreign currency transaction loss		(12,638)		(13,064)		(63,422)	(50,255)
Foreign currency translation loss (Note 2)		(15,675)		(15,819)		(802,452)	(635,857)
Equity in loss of associates (Notes 2 and 7)		(15,390)		(8,407)		(28,386)	(22,493)
Loss on disposal of equity method investment securities		(143)		(549)		(137)	(109)
Loss on impairment of equity method investment securities (Notes 2 and 7)		—		—		(2,654)	(2,103)
Contribution payments for research and development		(10,000)		—		—	—
Donations		(76,257)		(89,563)		(79,544)	(63,030)
Loss on disposal of short-term investment assets		—		—		(1,004)	(796)
Loss on valuation of short-term investment assets		—		—		(1,841)	(1,459)
Loss on disposal of available-for-sale securities (Note 6)		(5,161)		(828)		(250)	(198)

KT CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME — (Continued)
FOR THE YEARS ENDED DECEMBER 31, 2006, 2007 AND 2008

							(Note 2)
	2006		2007		2008		2008
	In millions of Korean won						In thousands of
							U.S. dollars

Loss on Impairment of available-for-sale securities (Notes 2 and 6)		(2,091)		(1,809)		(3,826)	(3,032)
Loss on impairment of investment assets		(899)		(6,855)		(2,677)	(2,121)
Loss on disposal of property and equipment		(108,290)		(94,775)		(94,308)	(74,729)
Loss on impairment of property and equipment (Notes 2 and 8)		(1,555)		(7,990)		(20,676)	(16,384)
Loss on disposal of intangible assets		(1,541)		(535)		(1,653)	(1,310)
Loss on impairment of intangible assets (Notes 2 and 10)		(10,885)		(9,178)		(17,435)	(13,815)
Loss on disposal of accounts receivable — trade		(10,881)		(492)		(582)	(461)
Loss on lease cancellation		(22,695)		—		—	—
Loss on settlement of derivatives (Note 2)		(25,313)		(11,381)		(9,665)	(7,658)
Loss on valuation of derivatives (Notes 2 and 33)		(86,715)		(15,542)		(10,936)	(8,666)
Other non-operating expense		(38,249)		(37,839)		(155,088)	(122,891)

Total Non-operating Expenses		(962,695)		(785,560)		(1,800,520)	(1,426,720)

INCOME FROM CONTINUING OPERATIONS BEFORE INCOME TAX EXPENSE		1,985,846		1,447,763		681,149	539,738
INCOME TAX EXPENSE ON CONTINUING OPERATIONS (Note 26)		476,125		356,799		167,859	133,011
NEWLY INCLUDED SUBSIDIARY’S NET LOSS BEFORE ACQUISITION		—		5,810		—	—

INCOME FROM CONTINUING OPERATIONS		1,509,721		1,096,774		513,290	406,727
INCOME (LOSS) FROM DISCONTINUING OPERATIONS (Note 27)		(4)		74,204		—	—

NET INCOME	~~W~~	1,509,717	~~W~~	1,170,978	~~W~~	513,290	$406,727

Attributable to:
EQUITY HOLDERS OF THE PARENT	~~W~~	1,291,863	~~W~~	1,056,227	~~W~~	449,810	$356,426
MINORITY INTEREST		217,854		114,751		63,480	50,301

	~~W~~	1,509,717	~~W~~	1,170,978	~~W~~	513,290	$406,727

NET INCOME PER SHARE (Note 28)(*)
Basic income per share from continuing operations (in Korean won)	~~W~~	6,153	~~W~~	4,754	~~W~~	2,217	$1,757

Basic net income per share (in Korean won)	~~W~~	6,155	~~W~~	5,112	~~W~~	2,217	$1,757

Diluted income per share from continuing operations (in Korean won)	~~W~~	6,146	~~W~~	4,754	~~W~~	2,217	$1,757

Diluted net income per share (in Korean won)	~~W~~	6,148	~~W~~	5,112	~~W~~	2,217	$1,757

(*)	Income per share attributable to the equity holders of the parent

See accompanying notes to consolidated financial statements

KT CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2006, 2007 AND 2008

							(Note 2)
	2006		2007		2008		2008
	In millions of Korean won						In thousands of
							U.S. dollars

CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	~~W~~	1,509,717	~~W~~	1,170,978	~~W~~	513,290	$406,727
Expenses not involving cash payments:
Share-based payment		531		1,239		1,922	1,523
Accrued severance indemnities		240,843		359,473		362,342	287,117
Depreciation		3,228,293		3,225,887		3,264,291	2,586,601
Amortization		389,710		430,623		438,544	347,499
Provision for doubtful accounts		111,285		69,790		150,583	119,321
Interest expense		27,292		27,942		45,581	36,118
Other bad debt expense		19,148		3,539		22,355	17,714
Foreign currency translation loss		15,675		15,810		801,357	634,990
Equity in loss of associates		15,390		6,268		28,386	22,493
Loss on disposal of equity method investment securities		143		549		137	109
Loss on impairment of equity method investment securities		—		—		2,654	2,103
Loss on disposal of short-term investment assets		—		—		1,004	796
Loss on valuation of short-term investment assets		—		—		1,841	1,459
Loss on disposal of available-for-sale securities		5,161		603		250	198
Loss on impairment of available-for-sale securities		4,185		1,809		3,826	3,032
Loss on impairment of investment assets		899		139		2,677	2,121
Loss on disposal of property and equipment		108,290		94,604		94,308	74,729
Loss on impairment of property and equipment		1,555		7,990		20,676	16,384
Loss on disposal of intangible assets		1,541		535		1,653	1,310
Loss on impairment of intangible assets		10,885		8,957		17,435	13,815
Loss on valuation of derivatives		86,715		15,542		10,936	8,666
Other non-operating expenses		2,675		15,943		16,935	13,418

Sub-total		4,270,216		4,287,242		5,289,693	4,191,516

Income not involving cash receipts:
Interest income		8,432		6,380		20,964	16,612
Foreign currency translation gain		130,038		8,279		40,490	32,084
Equity in income of associates		8,685		24,250		16,061	12,727
Gain on disposal of short-term investment assets		880		2,052		446	353
Gain on valuation of short-term investment assets		158		1,085		537	426
Gain on disposal of available-for-sale securities		83,605		9,479		3,996	3,166
Reversal of impairment losses of available-for-sale securities		227		76		—	—
Reversal of impairment losses of held-to-maturity securities		12,493		—		—	—
Gain on disposal of equity method investment securities		5,029		1,832		1	1
Gain on disposal of property and equipment		8,953		29,382		5,391	4,272
Gain on disposal of intangible assets		131		221		1,000	792
Amortization of negative goodwill		518		518		65	52
Gain on valuation of derivatives		8,654		40,140		650,680	515,594
Other non-operating revenues		—		4,373		2,780	2,202

Sub-total		(267,803)		(128,067)		(742,411)	(588,281)

KT CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS — (Continued)
FOR THE YEARS ENDED DECEMBER 31, 2006, 2007 AND 2008

				(Note 2)
	2006	2007	2008	2008
	In millions of Korean won			In thousands of
				U.S. dollars

Changes in assets and liabilities related to operating activities:
Accounts receivable — trade	88,336	(463,325)	(367,263)	(291,017)
Loans	33,134	(228,022)	(71,188)	(56,409)
Current finance lease receivables	—	75,577	78,103	61,888
Accounts receivable — other	(26,848)	123,167	20,460	16,212
Accrued revenues	791	(2,538)	(7,676)	(6,082)
Advance payments	45,414	(25,946)	(6,919)	(5,483)
Prepaid expenses	(8,343)	(12,522)	(44,282)	(35,089)
Prepaid income taxes	—	(223)	(107)	(85)
Guarantee deposits	904	(7,195)	8,026	6,360
Derivative instruments, net	(35,807)	(3,381)	166	132
Deferred income tax, net	74,351	(45,506)	(126,811)	(100,484)
Other current assets	(151)	(77)	(173)	(137)
Inventories	140,036	(65,106)	(131,305)	(104,045)
Leasehold rights and deposits	(953)	(36,349)	(3,804)	(3,014)
Long-term accounts receivable — trade	159,544	97,729	(253,257)	(200,679)
Long-term loans	(192,656)	(7,326)	(113,229)	(89,722)
Non-current finance lease receivables	—	(109,895)	(299,257)	(237,129)
Long-term accounts receivable — other	183	(26,910)	(8,146)	(6,455)
Other non-current assets	—	(8,778)	(19,536)	(15,480)
Accounts payable — trade	(132,168)	239,238	(262,733)	(208,188)
Accounts payable — other	153,661	(242,595)	(160,717)	(127,351)
Advance receipts	(420)	(30,293)	31,905	25,281
Withholdings	16,046	25,650	26,901	21,316
Accrued expenses	(35,593)	67,302	44,402	35,184
Income taxes payable	184,726	(86,281)	(152,286)	(120,670)
Unearned revenue	(672)	2,512	1,363	1,080
Key money deposits	7,967	4,049	77,868	61,702
Accrued provisions	(6,110)	(29,931)	18,500	14,659
Other current liabilities	3,091	(1,143)	(6,782)	(5,374)
Payment of severance indemnities	(79,533)	(103,955)	(220,800)	(174,960)
Deposits for severance indemnities	(151,773)	(132,471)	(148,848)	(117,946)
Contribution to National Pension Fund	109	(51)	122	97
Refundable deposits for telephone installation	(49,670)	(66,145)	(59,437)	(47,097)
Long-term accounts payable — trade	—	—	30,794	24,401
Long-term accounts payable — other	(6,446)	—	(24,833)	(19,677)
Other non-current liabilities	20,296	35,153	8,949	7,090

Sub-total	201,446	(1,065,587)	(2,141,830)	(1,697,171)

Net Cash Provided by Operating Activities	5,713,576	4,264,566	2,918,742	2,312,791

KT CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS — (Continued)
FOR THE YEARS ENDED DECEMBER 31, 2006, 2007 AND 2008

				(Note 2)
	2006	2007	2008	2008
	In millions of Korean won			In thousands of
				U.S. dollars

CASH FLOWS FROM INVESTING ACTIVITIES :
Cash inflows from investing activities :
Decrease in short-term investment assets	728,351	182,501	544,946	431,811
Disposal of available-for-sale securities	19,303	1,183,121	614,822	487,181
Decrease in equity method investment securities	7,001	10,807	1,047	830
Disposal of equity method investment securities		—	1,580	1,252
Collection of held-to-maturity securities	607	252	65	51
Collection of long-term loans to employees	12,649	25,736	10,001	7,925
Disposal of long-term financial instruments		—	2,819	2,234
Decrease in other investment assets	760	3,480	5,630	4,461
Disposal of land	14,757	15,246	9,222	7,307
Disposal of buildings	13,892	4,791	17,650	13,986
Disposal of structures	377	17	4,674	3,704
Disposal of machinery	18,643	68,889	4,665	3,696
Disposal of vehicles	2,005	16,536	665	527
Disposal of other property and equipment	8,403	13,978	19,463	15,422
Disposal of construction-in-progress	902	10	26	21
Increase of contribution for construction	66,368	76,625	74,228	58,818
Disposal of intangible assets	—	706	17,013	13,481

Sub-total	894,018	1,602,695	1,328,516	1,052,707

Cash outflows for investing activities :
Acquisition of short-term investment assets	31,200	61,397	343,115	271,882
Acquisition of available-for-sale securities	150,150	989,112	714,831	566,427
Acquisition of equity method investment securities	11,140	7,220	123,371	97,758
Acquisition of assets and liabilities of consolidated subsidiaries	—	124,384	55,655	44,101
Acquisition of held-to-maturity securities	281	5	13,988	11,084
Increase in long-term loans to employees	10,005	25,451	50,421	39,953
Increase in long-term financial instruments	1,089	18	11	9
Increase in other investment assets	23,938	19,826	6,245	4,948
Acquisition of land	304	1,424	225	178
Acquisition of buildings	910	3,398	38,787	30,735
Acquisition of structures	148	122	482	382
Acquisition of machinery	72,420	65,188	67,543	53,521
Acquisition of vehicles	2,076	990	33,161	26,277
Acquisition of other property and equipment	118,464	258,167	134,534	106,604
Acquisition of construction-in-progress	3,323,375	3,306,356	3,087,737	2,446,701
Acquisition of intangible assets	209,433	188,995	189,772	150,374

Sub-total	(3,954,933)	(5,052,053)	(4,859,878)	(3,850,934)

Net Cash Used in Investing Activities	(3,060,915)	(3,449,358)	(3,531,362)	(2,798,227)

KT CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS — (Continued)
FOR THE YEARS ENDED DECEMBER 31, 2006, 2007 AND 2008

							(Note 2)
	2006		2007		2008		2008
	In millions of Korean won						In thousands of
							U.S. dollars

CASH FLOWS FROM FINANCING ACTIVITIES:
Cash inflows from financing activities :
Increase in short-term borrowings		179,748		49,601		455,117	360,632
Issuance of bonds		208,680		777,981		2,405,577	1,906,163
Increase in long-term borrowings		76,423		100,104		1,374,480	1,089,128
Inflows from capital transactions of consolidated entities		7,698		2,128		7,951	6,300

Sub-total		472,549		929,814		4,243,125	3,362,223

Cash outflows for financing activities :
Repayment of short-term borrowings		109,252		—		412,579	326,925
Payment of accounts payable — other		—		118,470		29,764	23,585
Repayment of current portion of bonds and long-term borrowings		1,207,144		1,353,689		2,146,790	1,701,101
Repayment of long-term borrowings		42,543		132		697	552
Repayment of bonds		34,300		5,000		—	—
Increase in accounts receivable — trade		200,000		—		—	—
Payment of dividends		426,113		472,774		409,270	324,303
Loss on translation of foreign operations		10,131		—		—	—
Acquisition of treasury stock		213,664		196,329		73,807	58,484
Outflows for capital transactions of consolidated entities		596,566		151,666		118,868	94,190

Sub-total		(2,839,713)		(2,298,060)		(3,191,775)	(2,529,140)

Net Cash Provided by (Used in) Financing Activities		(2,367,164)		(1,368,246)		1,051,350	833,083

EFFECT OF CHANGES IN CONSOLIDATED ENTITIES		(3,571)		108,992		48,482	38,417
EFFECT OF EXCHANGE RATE CHANGES ON CASH AND CASH EQUIVALENTS		—		462		18,721	14,834

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS		281,926		(443,584)		505,933	400,898
CASH AND CASH EQUIVALENTS AT BEGINNING OF THE YEAR		1,546,643		1,828,569		1,384,985	1,097,452

CASH AND CASH EQUIVALENTS AT END OF THE YEAR	~~W~~	1,828,569	~~W~~	1,384,985	~~W~~	1,890,918	$1,498,350

See accompanying notes to consolidated financial statements

KT CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2006

							Other
	Common		Capital		Capital		Comprehensive		Retained		Minority
	Stock		Surplus		Adjustments		Income (Loss)		Earnings		Interest		Total
	(In millions of Korean won)

Balance as of January 1, 2006 (as reported)	~~W~~	1,560,998	~~W~~	1,391,432	~~W~~	(3,870,288)	~~W~~	3,166	~~W~~	8,786,413	~~W~~	2,518,213	~~W~~	10,389,934
Cumulative effect of changes in accounting policies (Note 2)		—		48,826		(48,826)		—		—		—		—

As restated		1,560,998		1,440,258		(3,919,114)		3,166		8,786,413		2,518,213		10,389,934
Dividends		—		—		—		—		(426,113)		(67,814)		(493,927)

Retained earnings after appropriations										8,360,300		2,450,399		9,896,007
Net income for the period		—		—		—		—		1,291,863		217,854		1,509,717
Disposal of treasury stock		—		652		13,913		—		—		—		14,565
Retirement of treasury stock		—		—		—		—		(213,664)		—		(213,664)
Appropriation of loss on disposal of treasury stock		—		—		38,431		—		(38,431)		—		—
Acquisition of subsidiaries’ stock		—		—		(94,435)		—		—		(269,433)		(363,868)
Disposal of subsidiaries’ treasury stock		—		—		5,646		—		—		2,052		7,698
Appropriation of subsidiaries’ treasury stock		—		—		(22,130)		—		—		(142,754)		(164,884)
Retirement of subsidiaries’ treasury stock		—		—		10,848		—		—		(10,848)		—
Changes in consolidated entities		—		—		—		—		—		20,492		20,492
Stock options		—		—		227		—		—		(158)		69
Other share-based payments		—		—		462		—		—		—		462
Gain (loss) in translation of foreign operations		—		—		—		(10,520)		—		389		(10,131)
Gain on valuation of available-for-sale securities		—		—		—		(1,130)		—		(796)		(1,926)
Increase in equity of associates		—		—		—		2,712		—		55		2,767

Balance as of December 31, 2006	~~W~~	1,560,998	~~W~~	1,440,910	~~W~~	(3,966,152)	~~W~~	(5,772)	~~W~~	9,400,068	~~W~~	2,267,252	~~W~~	10,697,304

KT CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY — (Continued)
FOR THE YEAR ENDED DECEMBER 31, 2007

							Other
	Common		Capital		Capital		Comprehensive		Retained		Minority
	Stock		Surplus		Adjustments		Income (Loss)		Earnings		Interest		Total
	(In millions of Korean won)

Balance as of January 1, 2007 (as reported)	~~W~~	1,560,998	~~W~~	1,292,475	~~W~~	(3,817,717)	~~W~~	(5,772)	~~W~~	9,400,068	~~W~~	2,267,252	~~W~~	10,697,304
Cumulative effect of changes in accounting policies
(Note 2)		—		148,435		(148,435)		—		—		—		—

As restated		1,560,998		1,440,910		(3,966,152)		(5,772)		9,400,068		2,267,252		10,697,304
Dividends		—		—		—		—		(416,191)		(56,583)		(472,774)

Retained earnings after appropriations		—		—		—		—		8,983,877		2,210,669		10,224,530
Net income for the year		—		—		—		—		1,056,227		114,751		1,170,978
Acquisition of treasury stock		—		—		(196,329)		—		—		—		(196,329)
Disposal of treasury stock		—		—		884		—		—		—		884
Retirement of treasury stock		—		—		196,329		—		(196,329)		—		—
Gain (loss) on disposal of treasury stock		—		(133)		—		—		—		—		(133)
Acquisition of subsidiaries’ stock		—		—		(1,152)		—		—		(365)		(1,517)
Increase in subsidiaries’ capital stock		—		—		212		—		—		1,916		2,128
Acquisition of subsidiaries’ treasury stock		—		—		(392)		—		—		(620)		(1,012)
Appropriation of subsidiaries’ treasury stock		—		—		(14,489)		—		—		(79,582)		(94,071)
Changes in consolidated entities		—		—		(3,302)		(20,688)		—		25,096		1,106
Stock options		—		—		25		—		—		—		25
Other share-based payment		—		—		1,022		—		—		—		1,022
Other capital adjustments		—		—		(585)		—		—		(687)		(1,272)
Gain on translation of foreign operations		—		—		—		55		—		—		55
Loss on translation of foreign operations		—		—		—		19,240		—		2,896		22,136
Unrealized gain on valuation of available-for-sale Securities		—		—		—		2,496		—		1,668		4,164
Gain on valuation of derivatives for cash flow hedge		—		—		—		2,024		—		—		2,024
Increase in equity of associates		—		—		—		(975)		—		261		(714)
Decrease in equity of associates		—		—		—		3,762		—		—		3,762

Balance as of December 31, 2007	~~W~~	1,560,998	~~W~~	1,440,777	~~W~~	(3,983,929)	~~W~~	142	~~W~~	9,843,775	~~W~~	2,276,003	~~W~~	11,137,766

KT CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY — (Continued)
FOR THE YEAR ENDED DECEMBER 31, 2008

							Other
	Common		Capital		Capital		Comprehensive		Retained		Minority
	Stock		Surplus		Adjustments		Income (Loss)		Earnings		Interest		Total
	(In millions of Korean won)

Balance as of January 1, 2008 (as reported)	~~W~~	1,560,998	~~W~~	1,272,634	~~W~~	(3,815,786)	~~W~~	142	~~W~~	9,843,775	~~W~~	2,276,003	~~W~~	11,137,766
Cumulative effect of changes in accounting policies
(Note 2)		—		168,143		(168,143)		—		1,711		2,141		3,852

As restated		1,560,998		1,440,777		(3,983,929)		142		9,845,486		2,278,144		11,141,618
Dividends		—		—		—		—		(407,374)		(1,896)		(409,270)

Retained earnings after appropriations		—		—		—		—		9,438,112		2,276,248		10,732,348
Net income for the year		—		—		—		—		449,810		63,480		513,290
Acquisition of treasury stock		—		—		(73,807)		—		—		—		(73,807)
Disposal of treasury stock		—		—		807		—		—		—		807
Retirement of treasury stock		—		—		73,807		—		(73,807)		—		—
Gain (loss) on disposal of treasury stock		—		(144)		—		—		—		—		(144)
Acquisition of subsidiaries’ stock		—		—		(944)		—		—		(210)		(1,154)
Increase in subsidiaries’ capital stock		—		—		2,439		—		—		13,428		15,867
Acquisition of subsidiaries’ treasury stock		—		—		158		—		—		140		298
Appropriation of subsidiaries’ treasury stock		—		—		(14,651)		—		—		(112,298)		(126,949)
Changes in consolidated entities		—		—		—		—		—		14,964		14,964
Other share-based payment		—		—		398		—		—		—		398
Other capital adjustments		—		—		986		—		—		221		1,207
Gain on translation of foreign operations		—		—		—		8,612		—		4,947		13,559
Loss on translation of foreign operations		—		—		—		8,308		—		3,471		11,779
Unrealized gain on valuation of available-for-sale Securities		—		—		—		(5,831)		—		(3,108)		(8,939)
Unrealized loss on valuation of available-for-sale securities		—		—		—		(4,345)		—		(3,200)		(7,545)
Gain on valuation of derivatives for cash flow hedge		—		—		—		9,112		—		262		9,374
Loss on valuation of derivatives for cash flow hedge		—		—		—		(13,710)		—		(4,660)		(18,370)
Increase in equity of associates		—		—		—		7,603		—		2,351		9,954
Decrease in equity of associates		—		—		—		988		—		(27)		961

Balance as of December 31, 2008	~~W~~	1,560,998	~~W~~	1,440,633	~~W~~	(3,994,736)	~~W~~	10,879	~~W~~	9,814,115	~~W~~	2,256,009	~~W~~	11,087,898

KT CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY — (Continued)
FOR THE YEAR ENDED DECEMBER 31, 2008

				Other
	Common	Capital	Capital	Comprehensive	Retained	Noncontrolling
	Stock	Surplus	Adjustments	Income (Loss)	Earnings	Interest	Total
	(In thousands of U.S. dollars)

Balance as of January 1, 2008 (as reported)	$1,236,924	$1,008,426	$(3,023,602)	$113	$7,800,138	$1,803,489	$8,825,488
Cumulative effect of changes in accounting policies (Note 2)	—	133,236	(133,236)	—	1,356	1,696	3,052

As restated Dividends	1,236,924	1,141,662	(3,156,838)	113	7,801,494	1,805,185	8,828,540

Retained earnings after appropriations	—	—	—	—	(322,800)	(1,502)	(324,302)
Net income for the year	—	—	—	—	7,478,694	1,803,683	8,504,238
Acquisition of treasury stock	—	—	—	—	356,426	50,301	406,727
Disposal of treasury stock	—	—	(58,484)	—	—	—	(58,484)
Retirement of treasury stock	—	—	640	—	—	—	640
Gain (loss) on disposal of treasury stock	—	—	58,484	—	(58,484)	—	—
Acquisition of subsidiaries’ stock	—	(114)	—	—	—	—	(114)
Increase in subsidiaries’ capital stock	—	—	(748)	—	—	(166)	(914)
Acquisition of subsidiaries’ treasury stock	—	—	1,933	—	—	10,640	12,573
Appropriation of subsidiaries’ treasury stock	—	—	125	—	—	111	236
Changes in consolidated entities	—	—	(11,609)	—	—	(88,984)	(100,593)
Other share-based payment	—	—	—	—	—	11,857	11,857
Other capital adjustments	—	—	315	—	—	—	315
Gain on translation of foreign operations	—	—	781	—	—	175	956
Loss on translation of foreign operations	—	—	—	6,824	—	3,920	10,744
Unrealized gain on valuation of available-for-sale Securities	—	—	—	6,583	—	2,751	9,334
Unrealized loss on valuation of available-for-sale securities	—	—	—	(4,620)	—	(2,463)	(7,083)
Gain on valuation of derivatives for cash flow hedge	—	—	—	(3,443)	—	(2,536)	(5,979)
Loss on valuation of derivatives for cash flow hedge	—	—	—	7,220	—	208	7,428
Increase in equity of associates	—	—	—	(10,864)	—	(3,693)	(14,557)
Decrease in equity of associates	—	—	—	6,024	—	1,863	7,887

Balance as of December 31, 2008	$1,236,924	$1,141,548	$(3,165,401)	$8,620	$7,776,636	$1,787,646	$8,785,973

See accompanying notes to consolidated financial statements

KT CORPORATION AND SUBSIDIAIRIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2006, 2007 AND 2008

1.	ORGANIZATION AND DESCRIPTION OF THE BUSINESS

a.	Parent

KT Corporation (“KT”) commenced operations on January 1, 1982 through the segregation of specified operations from the previous Korean Ministry of Information and Communication (the “MIC”) for the purpose of contributing to the convenience in national life and improvement of public welfare through rational management of the public telecommunication business and improvement of telecommunication technology under the Korea Telecom Act.

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

In 2002, KT acquired its 60,294,575 government-owned shares according to the government’s privatization plan for government-owned companies and there is no government-owned share as of December 31, 2008.

KT’s shares as of December 31, 2008 are owned as follows:

	Number of	Ownership
	Shares	Percentage (%)

Employee Stock Ownership Association	13,184,421	4.82%
National Pension Service	16,179,637	5.92%
Others	172,667,439	63.12%
Treasury stock	71,500,404	26.14%

Total	273,535,700	100.00%

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

KT CORPORATION AND SUBSIDIAIRIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

b.	Consolidated Subsidiaries

The consolidated financial statements included the subsidiaries of which KT is the largest stockholder with more than 30% of ownership interests. The consolidated subsidiaries as of December 31, 2008 are as follows:

		Year of
	Year of	Obtaining			Financial
Subsidiary	Incorporation	Control	Primary Business	Location	Year End

KT Powertel Co., Ltd. (“KTP”)	1985	1985	Trunk radio system business	Korea	Dec.31
KT Networks Corporation (“KTN”)	1986	1986	Group telephone management	Korea	Dec.31
KT Linkus Co., Ltd. (“KTL”)	1988	1988	Public telephone maintenance	Korea	Dec.31
KT Hitel Co., Ltd. (“KTH”)	1991	1992	Data communication	Korea	Dec.31
KT Submarine Co., Ltd. (“KTSC”)	1995	1995	Submarine cable construction and maintenance	Korea	Dec.31
KT Freetel Co., Ltd. (“KTF”)	1997	1997	PCS business	Korea	Dec.31
KT Commerce Inc. (“KTC”)	2002	2002	B2C, B2B service	Korea	Dec.31
KTF Technologies Inc. (“KTFT”)	2001	2002	PCS handset development	Korea	Dec.31
KT Internal Venture Fund No. 2	2003	2003	Investment fund	Korea	Feb.28
KTF M Hows Co., Ltd. (“KTF M Hows”)	2004	2004	Mobile marketing	Korea	Dec.31
KT Rental Co., Ltd. (“KTR”)	2005	2005	Rental service	Korea	Dec.31
Sidus FNH Corporation (“Sidus FNH”)	2005	2005	Movie production	Korea	Dec.31
Sidus FNH Benex Cinema Investment Fund	2006	2006	Movie investment fund	Korea	Dec.31
KT Capital Co., Ltd. (“KT Capital”)	2006	2006	Financing service	Korea	Dec.31
Telecop Service Co., Ltd. (“TSC”)	2006	2006	Security service	Korea	Dec.31
Olive Nine Co., Ltd. (“Olive Nine”)	1999	2006	Broad casting production	Korea	Dec.31
KTF M&S Co., Ltd. (“KTF M&S”)	2007	2007	PCS distribution	Korea	Dec.31
KT FDS Co., Ltd. (“KT FDS”)	1990	2007	Software development and system integration	Korea	Dec.31
KTF Music Corporation (“KTF Music” formerly, Bluecord Technology Co., Ltd.)	1991	2007	Semiconductor and telecommunication equipment manufacture	Korea	Dec.31
Doremi Media Co., Ltd. (“Doremi Media”)	1997	2007	Recording device (magneto-optical disk) and music disc manufacture	Korea	Dec.31
Nasmedia, Inc. (“Nasmedia”)	2000	2008	Online advertisement	Korea	Dec.31
Sofnics, Inc.(“Sofnics”)	2008	2008	Software development and sales	Korea	Dec.31
JungBoPremiumEdu Co., Ltd. (“JB Edu”)	2008	2008	Online education business	Korea	Dec.31
KT New Business Fund No. 1	2008	2008	Investment fund	Korea	Dec.31
KT DataSystems Co., Ltd. (“KTDS”)	2008	2008	System integration and maintenance	Korea	Dec.31
Korea Telecom America, Inc. (“KTAI”)	1993	1993	Foreign telecommunication business	America	Dec.31
New Telephone Company, Inc. (“NTC”)	1993	1998	Foreign telecommunication business	Russia	Dec.31
Korea Telecom Japan Co., Ltd. (“KTJ”)	1999	1999	Foreign telecommunication business	Japan	Dec.31
Korea Telecom China Co., Ltd. (“KTCC”)	2003	2003	Foreign telecommunication business	China	Dec.31
PT. KTF Indonesia	2005	2005	Foreign telecommunication business	Indonesia	Dec.31
Super iMax	2007	2007	Wireless high speed internet business	Uzbekistan	Dec.31
East Telecom	2003	2007	Fixed line telecommunication business	Uzbekistan	Dec.31
KTSC Investment Management B.V.	2007	2007	Management of investment in Super iMax and East Telecom	Netherlands	Dec.31

KT CORPORATION AND SUBSIDIAIRIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Details of investments in subsidiaries as of December 31, 2006, 2007 and 2008 are as follows :

	Year of		Ownership percentage (%)
Subsidiary	Establishment	Primary Business	2006	2007	2008

KTP	1985	Trunk radio system business	44.85%	44.85%	44.85%
KTN	1986	Group telephone management	100.00%	100.00%	100.00%
KTL	1988	Public telephone maintenance	93.82%	93.82%	93.82%
KTH	1991	Data communication	65.94%	65.94%	65.94%
KTSC	1995	Submarine cable construction and maintenance	36.92%	36.92%	36.92%
KTF (Note 1)	1997	PCS Business	52.19%	52.99%	54.25%
KTC (Note 2)	2002	B2C, B2B service	100.00%	100.00%	100.00%
KTFT	2001	PCS handset development	74.94%	78.79%	78.79%
KT Internal Venture Fund No. 2	2003	Investment fund	94.34%	94.34%	94.34%
KTF M Hows (Note 3)	2004	Mobile marketing	51.00%	51.00%	51.00%
KTR	2005	Rental service	100.00%	100.00%	100.00%
Sidus FNH (Note 4)	2005	Movie production	51.00%	51.00%	51.00%
Sidus FNH Benex Cinema Investment Fund (Note 5)	2006	Movie investment fund	43.33%	43.33%	43.33%
KT Capital (Note 6)	2006	Financing service	100.00%	100.00%	100.00%
TSC (Note 7)	2006	Security service	93.82%	93.82%	90.12%
Olive Nine. (Note 8)	1999	Broadcasting production	19.68%	19.20%	19.48%
KTF M&S (Note 9)	2007	PCS distribution	—	100.00%	100.00%
KT FDS	1990	Software development and system integration	—	100.00%	100.00%
KTF Music (formerly, Bluecord Technology Co.,Ltd.) (Note 10)	1991	Semiconductor and telecommunication equipment manufacture	—	35.28%	35.28%
Doremi Media (Note 11)	1997	Recording device (magneto-optical disk) and music disc manufacture	—	64.24%	64.24%
Nasmedia (Note 12)	2008	Online advertisement	—	—	50.00%
Sofnics (Note 13)	2008	Software development and sales	—	—	60.00%
JB Edu (Note 14)	2008	Online education business	—	—	54.55%
KT New Business Fund No. 1 (Note 15)	2008	Investment fund	—	—	100.00%
KTDS (Note 16)	2008	System integration and maintenance	—	—	100.00%
KTAI	1993	Foreign telecommunication business	100.00%	100.00%	100.00%
NTC	1993	Foreign telecommunication business	79.96%	79.96%	79.96%
KTJ	1999	Foreign telecommunication business	100.00%	100.00%	100.00%
KTCC	2003	Foreign telecommunication business	100.00%	100.00%	100.00%
PT. KTF Indonesia (Note 17)	2005	Foreign telecommunication business	99.00%	99.00%	99.00%
Super iMax (Note 18)	2007	Wireless high speed internet business	—	60.00%	100.00%
East Telecom (Note 18)	2003	Fixed line telecommunication business	—	51.00%	85.00%
KTSC Investment Management B.V. (Note 18)	2007	Management of investment in Super iMax and East Telecom	—	60.00%	60.00%

KT CORPORATION AND SUBSIDIAIRIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Note 1)	KTF purchased 4,448,000 shares of treasury stock for retirement by a charge against its retained earnings. As a result, the Company’s equity ownership interest in KTF increased from 53.0% to 54.3% as of December 31, 2008.
(Note 2)	KTC is owned 19.0% by KT and 81.0% by KTH, respectively.
(Note 3)	KTF M Hows is owned 51.0% by KTF.
(Note 4)	Sidus FNH is owned 35.7% by KT and 15.3% by KTF, respectively.
(Note 5)	Sidus FNH Benex Cinema Investment Fund is owned 13.3% by KT, 6.7% by KTF, 3.3% by KTH and 20.0% by Sidus FNH, respectively.
(Note 6)	On December 1, 2006, KTR was spun off into KTR and KT Capital.
(Note 7)	During the year ended December 31, 2008, TSC, which was spun off from the KTL on November 14, 2006, issued new shares and accordingly, KT’s ownership interest in TSC has decreased from 93.8% to 90.1% as of December 31, 2008.
(Note 8)	As KT holds rights to appoint the majority of the members of the board of directors of Olive Nine, it is determined that Olive Nine is controlled by KT and included in the consolidated subsidiaries. In addition, KT’s ownership interest in Olive Nine increased from 19.2% to 19.5% at December 31, 2008 according to the conversion of convertible bonds and purchase of additional shares.
(Note 9)	KTF M&S is owned 100.0% by KTF.
(Note 10)	KTF Music (formerly, Bluecord Technology Co., Ltd.) is owned 35.3% by KTF.
(Note 11)	Doremi Media is owned 64.2% by KTF Music (formerly, Bluecord Technology Co., Ltd.).
(Note 12)	During the year ended December 31, 2008, KT obtained 50.0% ownership interest plus one share of Nasmedia for ~~W~~26,055 million.
(Note 13)	During the year ended December 31, 2008, KT obtained 60.0% ownership interest of Sofnics for ~~W~~600 million.
(Note 14)	During the year ended December 31, 2008, KT obtained 54.6% ownership interest of JB Edu for ~~W~~6,000 million.
(Note 15)	During the year ended December 31, 2008, KT and KT Capital obtained 90.9% and 9.1% ownership interests for ~~W~~10,000 million and ~~W~~1,000 million, respectively, of KT New Business Fund No. 1, respectively.
(Note 16)	During the year ended December 31, 2008, KT and KTF obtained 80.0% and 20.0% ownership interests for ~~W~~9,600 million and ~~W~~2,400 million of KTDS, respectively.
(Note 17)	PT. KTF Indonesia is owned 99.0% by KTF.
(Note 18)	During the year ended December 31, 2008, KT additionally invested in KTSC Investment Management B.V. cash of ~~W~~15,009 million and in-kind contribution of ~~W~~15,836 million which consists of the shares of Super iMax and East Telecom totaling ~~W~~1,321 million and ~~W~~14,515 million, respectively, together with other stockholder on a proportionate basis. As a result, KTSC Investment Management B.V. obtained 100.0% ownership interest of Super iMax and 85.0% ownership interest of East Telecom, respectively.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

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

KT CORPORATION AND SUBSIDIAIRIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

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

Through December 31, 2008, Korea Accounting Institute and Financial Supervisory Service have issued and revised various Korea accounting standards and the following is a summary of major changes, which are newly adopted by the Company.

Accounting Standards	Key Requirements

SKAS No. 25 “Consolidated Financial Statements”	• If negative consolidated capital surplus is incurred, it is first charged to related consolidated capital surplus, and remaining amount is recorded as a consolidated capital adjustment.
Opinion on Application of Accounting Standards 06-2, “Accounting for Recognition of Deferred Tax Related to Investments on a Subsidiary”
•   Temporary differences related to investments in subsidiary, equity method investee or joint venture are not classified by origin but are treated as a lump-sum difference in considering whether to recognize deferred tax assets or liabilities. However, temporary differences arising from certain transactions under SKAS No. 16, such as elimination of inter-company transactions through equity method, shall be separately treated in the same way as they are recognized in the consolidated financial statements.

As a result of the adoption of the accounting standards, the Company’s total assets at the beginning of 2008 and as of December 31, 2008 increased by ~~W~~3,852 million and ~~W~~7,933 million, respectively, and net income for the year ended December 31, 2008 increased by ~~W~~2,196 million, even though there was no impact on the net income for the years ended December 31, 2006 and 2007.

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

An allowance for doubtful accounts is provided to cover estimated losses on receivables (account receivable — trade, accounts receivable — other, loans and other), based on collection experience and analysis of the collectability of individual outstanding receivables.

KT CORPORATION AND SUBSIDIAIRIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Changes in the allowance for doubtful accounts for accounts receivable — trade and loans for each of the three years in the period ended December 31, 2006, 2007 and 2008 are as follows (in millions of Korean won):

	2006		2007		2008

Balance at the beginning of year	~~W~~	613,873	~~W~~	563,164	~~W~~	487,729
Provision		111,285		71,502		150,583
Write-offs		(161,994)		(146,937)		(149,573)

Balance at the end of year	~~W~~	563,164	~~W~~	487,729	~~W~~	488,739

e.	Inventories

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

• Trading securities

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

• Held-to-maturity securities

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

KT CORPORATION AND SUBSIDIAIRIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

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

• Available-for-sale securities

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

• Reclassification of securities

Trading securities should not be reclassified to other categories of securities. However, when those securities can no longer be held for sale in the near-term to generate profits from short-term price differences, the trading securities can be reclassified as available-for-sale or held-to-maturity securities. When those securities are no longer traded in an active market, such securities are reclassified as available-for-sale securities.

When trading securities are reclassified to other categories, the fair value (latest market value) as of the date of the reclassification becomes new acquisition cost of the security and the security’s unrealized holding gain or loss through the date of the reclassification should be recorded in non-operating revenues or expenses.

KT CORPORATION AND SUBSIDIAIRIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

g.	Equity Method Investment Securities

Investments in equity securities of companies, over which the Company exercises significant influence, are reported using the equity method of accounting.

• Accounting for changes in the equity of the investee

Under the equity method of accounting, the Company records changes in its proportionate equity of the net assets of the investee depending on the nature of the underlying changes in the investee as follows; (i) “equity in income (loss) of associates” in the non-operating revenues (expense) for net income (loss) of the investee; (ii) “increase (decrease) in retained earnings of associates” in the retained earnings for changes in beginning retained earnings of the investee; (iii) “increase (decrease) in equity of associates” in the accumulated other comprehensive income (loss) for other changes in stockholders’ equity of the investee.

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

• Treatment of investment difference

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

• Difference between the fair value and book value of net assets of the investee

Upon acquisition of the equity method investment securities, the Company’s proportionate shares in the differences between the fair values and book values of the identifiable assets and liabilities of the investee are amortized/reversed and included in “equity in income (loss) of associates” in accordance with the investee’s methods of accounting for the assets and liabilities.

• Elimination of unrealized gain or loss from intercompany transactions

The Company’s proportionate share in the gain (loss) arising from transactions between the Company and the investee, which remains in the book value of assets held as of balance sheet date is considered unrealized gain (loss) and adjusted to equity method investment securities.

• Impairment loss on equity method investment securities

When there is objective evidence that the equity method investment securities are impaired and the recoverable amount is lower than the carrying amount of the equity method investment securities, an impairment loss is

KT CORPORATION AND SUBSIDIAIRIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

recognized as “loss on impairment of equity method investment securities” included in non-operating expenses and shall first reduce the unamortized investment difference, if any. When the recoverable amount is recovered after the recognition of impairment loss, the reversal of impairment loss can be recognized as income up to the previously recorded impairment loss. The book value of the equity method investment securities after the reversal of the impairment loss cannot exceed the book value calculated as if the impairment loss had not been originally recognized. The reversal of the impairment loss recognized against the unamortized investment difference is not allowed.

• Translation of financial statements of overseas investees

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

Useful Lives (Years)

Buildings	5-60
Structures	5-40
Machinery and equipment:
Underground access to cable tunnels, and concrete and steel telephone poles	20-40
Machinery	3-15
Other	6-15
Vehicles	3-10
Tools, furniture and fixtures	2-20

When the expected future cash flow from use or disposal of the property and equipment is lower than the carrying amount due to obsolescence, physical damage and other, the carrying amount is adjusted to the recoverable amount (the higher of net sales price or value in use) and the difference is recognized as an impairment loss. The Company recorded loss on impairment of property and equipment totaling ~~W~~1,555 million, ~~W~~7,990 million and ~~W~~20,676 million for the years ended December 31, 2006, 2007 and 2008, respectively. Meanwhile, when the recoverable amount subsequently exceeds the carrying amount of the impaired asset, the excess is recorded as a reversal of impairment loss to the extent that the reversed asset does not exceed the carrying amount before previous impairment as adjusted by depreciation. There was no reversal of impairment loss for the years ended December 31, 2006, 2007 and 2008.

KT CORPORATION AND SUBSIDIAIRIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

i.	Intangible Assets

Intangible assets are initially recognized at acquisition cost (purchase cost plus expenditures directly related to preparing the asset ready for use) and subsequently presented at amortized cost using the straight-line method, with amortization beginning when the asset is available for use. Meanwhile, rights to utilize buildings and facilities and copyrights are amortized over 30 or 50 years since the Company has contractual or lawful exclusive rights to them.

Intangible assets are amortized based on the following useful lives:

Useful lives (Years)

Research and development cost	2-6
Goodwill and negative goodwill	4-10
Software	3-6
Industrial rights	5-10
Frequency usage rights	5.75 from the date of service commencement or 13
Other intangible assets	10-50

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

The Company was elected as a WiBro business provider on January 20, 2005 and paid ~~W~~125,800 million to the MIC in exchange for the usage right to frequency range of 2331.5~2358.5 Mhz obtained on March 30, 2005. The rights have a contractual life of 7 years from the grant date and are amortized over the remaining contractual life commencing from June 30, 2006 when commercial service was initiated.

On December 15, 2000, KTF acquired the license to provide third generation mobile services utilizing 2GHz frequency band (“IMT-2000 service”) for which a total payment of ~~W~~1,300 billion is to be paid to KCC as a license fee. KTF paid ~~W~~650 billion out of the total license fee on March 20, 2001 and the remaining balance of ~~W~~650 billion is required to be paid including interest for five years from 2007 to 2011 of which ~~W~~90 billion and ~~W~~110 billion was paid in 2007 and 2008, respectively.

Future payment schedule of the license fees as of December 31, 2008 is as follows (in millions of Korean won):

Year Ending December 31,

2009	~~W~~	130,000
2010		150,000
2011		170,000

Total	~~W~~	450,000

The Company tests for impairment of intangible assets whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the recoverable amount of the assets. When the recoverable amount (the higher of net sales price or value in use) of intangible assets is significantly lower than the carrying amount due to obsolescence, and other, the difference is recognized as an impairment loss. When the recoverable amount subsequently exceeds the carrying amount of the impaired asset, the excess is recorded as a reversal of impairment loss to the extent that the reversed asset does not exceed the carrying amount before the previous impairment as adjusted for amortization. The Company recorded

KT CORPORATION AND SUBSIDIAIRIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

loss on impairment of intangible assets totaling ~~W~~10,885 million, ~~W~~9,178 million and ~~W~~17,435 million for the years ended December 31, 2006, 2007 and 2008, respectively. There was no reversal of impairment loss for the years ended December 31, 2006, 2007 and 2008.

Goodwill, which represents the excess of the acquisition cost over the fair value of net identifiable assets acquired related to entities that are being consolidated, is amortized on a straight-line basis over a reasonable period. However, if the recoverable amount is significantly lower than the book value, an impairment loss on goodwill is charged against current earnings. Negative goodwill, which represents the excess of the fair value of net identifiable assets acquired over the acquisition cost, is recorded as a contra account (reduction) to intangible assets. For the years ended December 31, 2006, 2007 and 2008, the amortization of goodwill of ~~W~~133,988 million, ~~W~~138,405 million and ~~W~~145,154 million, respectively, are included in operating expenses and the reversal of negative goodwill of ~~W~~518 million, ~~W~~518 million and ~~W~~65 million, respectively, are included in non-operating revenues.

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

l.	Translation of Assets and Liabilities Denominated in Foreign Currency

Transactions denominated in foreign currencies are recorded in Korean won translated at the exchange rate prevailing on the transaction date and the resulting gain (loss) from foreign currency transactions is included in non-operating revenues (expenses). Monetary assets and liabilities denominated in foreign currency are translated into Korean won at the Base Rates announced by Seoul Money Brokerage Services, Ltd. on the balance sheet dates, which were, for U.S. dollars, ~~W~~929.6: USD 1, ~~W~~938.2: USD 1 and ~~W~~1,257.5: USD 1 at December 31, 2006, 2007 and 2008, respectively, and the resulting gain (loss) from foreign currency translation is included in non-operating revenues (expenses).

m.	Convertible Bonds

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

KT CORPORATION AND SUBSIDIAIRIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

to the bonds and amortized to interest expense using the effective interest rate method over the redemption period of the convertible bonds.

n.	Provisions for Severance Indemnities

In accordance with KT and its domestic subsidiaries’ policies, all employees with more than one year of service are entitled to receive lump-sum severance payments upon termination of their employment, based on their current rates of salary and length of service. The accrual for severance indemnities is computed as if all employees were to terminate at the balance sheet dates and amounted to ~~W~~1,566,313 million and ~~W~~1,708,640 million for the years ended December 31, 2007 and 2008, respectively.

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

The Company records rights and obligations arising from derivative instruments in assets and liabilities, which are stated at fair value. Gains and losses that result from the changes in the fair value of derivative instruments are recognized in current earnings. However, for derivative instruments that cash flow hedge accounting applies to, the effective portion of the gain or loss on the derivatives instruments are recorded as gain (loss) on valuation of derivatives for cash flow hedge included in the accumulated other comprehensive income (loss).

q.	Share-based Payment

The Company’s share-based payment transactions are accounted for in accordance with SKAS No. 22 “Share-based Payment” which is effective from fiscal year beginning on or after December 31, 2006. As allowed in the transition clause of SKAS No. 22, for employee stock options granted before January 1, 2008, the Company accounts for them in accordance with Interpretation No. 39-35 “Accounting for Stock Options”.

(i)	Stock Options

The Company has granted stock options to its executive officers and directors prior to January 1, 2008, and for equity-settled stock options, the Company records compensation expenses which are allocated over the period in which the options vest with the corresponding credit to the stock options of the capital adjustments. When the options are exercised with the issuance of new shares, the difference between the exercise price plus the stock option cost recorded in the capital adjustments account and the par value of the new shares issued, is recorded as additional paid-in capital. In the event the Company grants stock options based on cash-settled share-based payment, the Company records compensation expenses which are allocated over the period in which the options vest with the corresponding liability recorded.

When stock options are forfeited because the specified vesting requirements are not satisfied, previously recognized compensation costs are reversed to earnings and the corresponding capital adjustments or liabilities are

KT CORPORATION AND SUBSIDIAIRIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

reversed as well. When stock options expire unexercised, previously recognized compensation costs and corresponding capital adjustments are reversed to capital surplus.

(ii)	Other Share-based Payments

Other share-based payments granted on or after January 1, 2007 are measured as below:

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

A lease is classified as a finance lease or an operating lease depending on the extent of transfer to the Company of the risks and rewards incidental to ownership. If a lease meets any one of the following criteria, it is accounted for as a finance lease:

•	The lease transfers ownership of the asset to the lessee by the end of the lease term;

•	The lessee has the option to purchase the asset at a bargain price and it is certain that the option will be exercised;

•	The lease term is for the major part (75% or more) of the economic life of the asset even if title is not transferred;

•	At the date of lease commencement the present value of the minimum lease payments amounts to at least substantially all (90% or more) of the fair value of the leased asset; or

•	The leased assets are of such a specialized nature that only the Company can use them without major modifications.

All other leases are treated as operating leases.

(i)	Lessees

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

KT CORPORATION AND SUBSIDIAIRIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

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

(ii)	Lessors

For operating leases, lease payments on a lease contract are recognized as other revenues on a straight-line basis over the lease term. For finance leases, lessors are required to present finance lease assets as receivables in balance sheets, at an amount equal to the fair value of the leased property at the inception of lease and required to recognize the lease payments received as repayment of the finance lease receivables and interest income.

s.	Revenue Recognition

The Company’s service revenues, which include revenues derived from telephone services, internet services and data services, are recognized on a service-rendered basis. In connection with such services, KCC and other government entities have extensive authority to regulate the Company’s fees. KCC has responsibility for approving rates for local service and interconnection and broadband internet access services provided by the Company. As for other telecommunication services, the related rates are just required to be reported to KCC.

The Company recognizes sales on PCS handsets when these are delivered to the dealers. In addition, the Company’s construction revenue is recognized by reference to the percentage of completion of the contract which is calculated by the ratio of the actual contract costs incurred to date to the estimated total contract costs. As for subscribed construction-type contracts, the Company recognizes revenue using the percentage-of-completion method only for the subscribed portion.

Meanwhile, the Company recognizes sales revenues on a gross basis when the Company is the primary obligor in the transactions with customers and if the Company merely acts as an agent for the buyer or seller from whom it earns a commission, then the sales revenues are recognized on a net basis.

Total consideration for combined services is allocated to each service in proportion to its fair value and the allocated amount is recognized as revenue according to revenue recognition policy for the service.

t.	Income Taxes

When the Company recognizes deferred income tax assets or liabilities for the temporary differences between the carrying amount of an asset and liability and tax base, a deferred income tax liability for taxable temporary difference is fully recognized except to the extent in accordance with income tax related SKAS while a deferred tax asset for deductible temporary difference is recognized to the extent that it is almost certain that taxable profit will be available against which the deductible temporary difference can be utilized. Deferred income tax asset (liability) is classified as current or non-current asset (liability) depending on the classification of related asset (liability) in the balance sheet. Deferred income tax asset (liability) which does not relate to specific asset (liability) account in the balance sheet such as deferred income tax asset recognized for tax loss carryforwards is classified as current or non-current asset (liability) depending on the expected reversal period. Deferred income tax assets and liabilities in the same tax jurisdiction and in the same current or non-current classification are presented on a net basis. Current and deferred income tax expense are included in income tax expense in the statement of operations and additional income taxes or tax refunds for the prior periods are included in income tax expense for the current period when recognized. However, income taxes resulting from transactions or events, which were directly recognized in stockholders’ equity in current or prior periods, or business combinations are directly adjusted to equity account or goodwill (or negative goodwill).

KT CORPORATION AND SUBSIDIAIRIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

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

For the year ended December 31, 2008, Nasmedia, Sofnics, JB Edu, KT New Business Fund No. 1 and KTDS are newly acquired in 2008 and included in the consolidation.

In addition, when a subsidiary is acquired during the year, it is presented in the consolidated statements of income as though it had been acquired at the beginning of the year, and its earning (loss) prior to acquisition is separately presented as a deductive (additive) line item in the consolidated statements of income.

KT CORPORATION AND SUBSIDIAIRIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

y.	Adoption of New Accounting Standards and Reclassifications of Financial Statements

In 2007, the Company made adjustments to the 2006 consolidated financial statements to retrospectively apply the adoption of Statements of Korean Accounting Standards and reclassify certain accounts in prior periods to conform to current period’s presentation. Such reclassification did not have an effect on the net assets as of December 31, 2006 and net income of the Company for the year ended December 31, 2006. Additionally, the Company made an adjustment to the consolidated statements of cash flows due to the change of policy in 2008 and reclassified prior periods to be in conformity with current year presentation (in millions of Korean won):

	As Initially		Adoption of
	Reported		SKASs		Reclassification		As Adjusted

2006
Current assets	~~W~~	5,980,390	~~W~~	1,030	~~W~~	—	~~W~~	5,981,420
Non-current assets		18,241,646		20,268		—		18,261,914

Total assets	~~W~~	24,222,036	~~W~~	21,298	~~W~~	—	~~W~~	24,243,334

Current liabilities	~~W~~	5,422,088	~~W~~	1,027	~~W~~	—	~~W~~	5,423,115
Non-current liabilities		8,102,644		20,271		—		8,122,915

Total liabilities		13,524,732		21,298		—		13,546,030

Common stock		1,560,998		—		—		1,560,998
Capital surplus		1,289,803		148,435		2,672		1,440,910
Capital adjustments		(3,820,817)		(142,663)		(2,672)		(3,966,152)
Accumulated other comprehensive income		—		(5,772)		—		(5,772)
Retained earnings		9,400,068		—		—		9,400,068
Minority interest		2,267,252		—		—		2,267,252

Total equity		10,697,304		—		—		10,697,304

Total liabilities and equity	~~W~~	24,222,036	~~W~~	21,298	~~W~~	—	~~W~~	24,243,334

Operating revenues	~~W~~	17,756,156	~~W~~	—	~~W~~	68,724	~~W~~	17,824,880
Operating expenses		(15,376,920)		265		(64,849)		(15,441,504)
Operating income		2,379,236		265		3,875		2,383,376
Non-operating revenues		654,235		(20,346)		(68,724)		565,165
Non-operating expenses		(1,033,708)		6,164		64,849		(962,695)
Income from continuing operations before income tax expense		1,999,763		(13,917)		—		1,985,846
Income tax expense on continuing operations		(490,046)		13,921		—		(476,125)
Income from continuing operations		1,509,717		4		—		1,509,721
Loss from discontinuing operations		—		(4)		—		(4)

Net income	~~W~~	1,509,717	~~W~~	—	~~W~~	—	~~W~~	1,509,717

Cash flows from operating activities	~~W~~	5,764,199	~~W~~	—	~~W~~	(50,623)	~~W~~	5,713,576
Cash flows from investing activities		(3,061,868)		—		953		(3,060,915)
Cash flows from financing activities		(2,416,834)		—		49,670		(2,367,164)
Effect of changes in consolidated entities		(3,571)		—		—		(3,571)

Net increase in cash and cash equivalents	~~W~~	281,926	~~W~~	—	~~W~~	—	~~W~~	281,926

z.	Basis of Translating Consolidated Financial Statements

The consolidated financial statements are expressed in Korean won and, solely for the convenience of the reader, the consolidated financial statements as of and for the years ended December 31, 2008, have been translated

KT CORPORATION AND SUBSIDIAIRIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

into U.S. dollars at the rate of ~~W~~1,262.0 to USD1 at December 31, 2008, the noon buying rate in the City of New York for cable transfers in Korean won as certified for customs purposes by the Federal Reserve Bank of New York on the last business day of the year ended December 31, 2008. The translation should not be construed as a representation that any or all of the amounts shown could be converted into U.S. dollars at this or any other rate.

3.	RESTRICTED DEPOSITS

Details of restricted deposits as of December 31, 2007 and 2008 are as follows (in millions of Korean won):

		2007		2008		Description

Short-term investment assets	Time deposits	~~W~~	1,904	~~W~~	24,687	Guarantee deposits and others
Long-term financial instruments	Checking account deposit		61		44	Checking account deposit and others

Total		~~W~~	1,965	~~W~~	24,731

4.	INVENTORIES

Inventory valuations as of December 31, 2007 and 2008 are summarized as follows (in millions of Korean won):

	2007						2008
			Lower of Cost						Lower of Cost
			or Market		Valuation				or Market		Valuation
	Cost		Value		Allowance		Cost		Value		Allowance

Merchandise	~~W~~	284,313	~~W~~	250,028	~~W~~	(34,285)	~~W~~	413,448	~~W~~	386,595	~~W~~	(26,853)
Supplies		35,169		30,538		(4,631)		27,008		25,547		(1,461)
Other		18,538		18,538		—		12,699		12,699		—

	~~W~~	338,020	~~W~~	299,104	~~W~~	(38,916)	~~W~~	453,155	~~W~~	424,841	~~W~~	(28,314)

5.	LOANS

Loans as of December 31, 2007 and 2008 are summarized as follows (in millions of Korean won):

a.	Loans

	2007		2008

Factoring receivables	~~W~~	5,459	~~W~~	9,074
Allowance for doubtful accounts		(27)		(63)
Loans		173,840		256,010
Deferred incidental expense (revenue) of loans		(95)		(88)
Allowance for doubtful accounts		(1,157)		(2,773)
Accounts receivable-loans		315		994
Allowance for doubtful accounts		(2)		(12)
Loans for installment credit		37,408		29,891
Deferred incidental expense (revenue) of loans		(10)		(10)
Allowance for doubtful accounts		(1,472)		(1,285)
Accounts receivable-loans for installment credit		1,915		1,155
Allowance for doubtful accounts		(229)		(9)

Total — loans	~~W~~	218,832	~~W~~	297,026

Total — allowance for doubtful accounts	~~W~~	(2,887)	~~W~~	(4,142)

KT CORPORATION AND SUBSIDIAIRIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

b.	Long-term loans

	2007		2008

Factoring receivables	~~W~~	6,463	~~W~~	2,770
Allowance for doubtful accounts		(32)		(19)
Loans		89,818		207,647
Deferred incidental expense (revenue) of loans		(543)		(2,876)
Allowance for doubtful accounts		(592)		(4,760)
Loans for installment credit		50,489		49,936
Deferred incidental expense (revenue) of loans		768		334
Allowance for doubtful accounts		(2,199)		(2,493)
New technology financial investment assets		2,000		1,000
Allowance for doubtful accounts		(205)		(400)
New technology financial loans		—		2,368
Allowance for doubtful accounts		—		(62)

Total — long-term loans	~~W~~	148,995	~~W~~	261,179

Total — allowance for doubtful accounts	~~W~~	(3,028)	~~W~~	(7,734)

6.	SECURITIES

Securities as of December 31, 2007 and 2008 are summarized as follows (in millions of Korean won):

a.	Short-term Investment assets

	2007		2008

Short-term financial instruments	~~W~~	305,540	~~W~~	243,649
Short-term loans		104,057		43,456
Beneficiary certificates		46,085		39,696
Available-for-sale securities (Equity securities)		3,064		82,071
Available-for-sale securities (Debt securities)		1,419		2,171
Held-to-maturity securities		5		6,095

Total	~~W~~	460,170	~~W~~	417,138

KT CORPORATION AND SUBSIDIAIRIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

b.	Available-for-sale Securities

Equity securities

	2007
	Percentage of	Acquisition		Fair Value or		Book		Unrealized Gains
	Ownership (%)	Cost		Net Book Value		Value		(Losses) (Note 1)

Current assets:
Beneficiary certificates		~~W~~	563	~~W~~	973	~~W~~	973	~~W~~	410
Infravalley, Inc.	3.8%		200		2,091		2,091		1,891

Sub total			763		3,064		3,064		2,301

Non-current assets:
Krtnet Corp.	7.4%		1,954		4,122		4,122		2,168
GaeaSoft Corp.	2.0%		533		756		756		223
Zakang Inc.	0.0%		300		5		5		(295)
Geotel Corp.	7.8%		1,143		4,322		4,322		3,179
PT.Mobile-8	2.3%		10,069		10,508		10,508		439
Solid Technologies, Inc.	4.7%		590		4,120		4,120		3,530
EST Soft Corp.	14.2%		1,650		5,062		5,062		3,412
Ongamenet Co., Ltd.	11.4%		1,061		4,831		4,831		3,645
Cape Industries Ltd.	0.1%		125		226		226		101
Bixolon Co., Ltd.	0.0%		11		9		9		(2)
Sesil Corporation	0.4%		199		225		225		26
Zmos Technology, Inc. (Note 2)	8.6%		1,872		506		1,872		—
Shinhan Venture Capital Co., Ltd. (Note 2)	0.0%		1,800		900		900		—
Korea Information Certificate Authority, Inc. (Note 2)	9.3%		2,000		1,891		2,000		—
KM Credit Information Inc. (Note 2)	6.4%		1,202		—		—		—
Korea Software Financial Cooperative (“KSFC”) (Note 2)	1.1%		1,160		1,315		1,160		—
Digitalinside Co., Ltd. (Note 2)	10.2%		499		766		499		—
Vacom, Wireless Inc. (Note 2)	16.8%		1,880		1,122		641		—
CXP, Inc. (Note 2)	12.1%		1,200		8		50		—
CEC Mobile (Note 2)	16.7%		4,456		—		—		—
Korea Smart Card Co., Ltd. (Note 2)	0.7%		326		90		24		—
Metrix Corporation Inc. (Note 2)	2.0%		200		25		14		—
Wiz Communication Co., Ltd. (Note 2)	18.4%		490		823		490		—
MIC2001-4TG Venture (Note 2)	5.0%		350		350		350		—
Korea Telecommunications Operators Association (“KTOA”) (Note 2)	9.9%		689		689		689		—
Prime Venture Capital Corp. (Note 2)	2.7%		1,000		194		—		—
DirectMedia Co., Ltd. (Note 2)	12.5%		435		309		248		—
Ncerti Co., Ltd. (Note 2)	19.9%		328		407		328		—

KT CORPORATION AND SUBSIDIAIRIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

	2007
	Percentage of	Acquisition		Fair Value or		Book		Unrealized Gains
	Ownership (%)	Cost		Net Book Value		Value		(Losses) (Note 1)

ICO Global Communication Ltd. (Note 2)	0.2%		617		—		—		—
Softbank Korea Co., Ltd. (Note 2)	6.7%		1,406		959		959		—
Binext CT Financial Cooperative (Note 2)	15.0%		1,500		1,454		1,500		—
Entaz Co., Ltd. (Note 2)	10.1%		1,000		828		1,000		—
Luxpia Co., Ltd. (Note 2)	6.0%		1,000		1,000		1,000		—
Paramount Music Co., Ltd. (Note 2)	48.9%		1,000		368		1,000		—
Neighbor Systems Co., Ltd. (Note 2)	10.4%		525		451		525		—
Digital Multimedia Interactive Co., Ltd. (Note 2)	8.0%		495		229		495		—
Beneficiary certificates			14,730		14,325		14,325		(405)
Others (Note 2)			30,743		13,524		15,299		—

Sub total			90,538		76,719		79,554		16,021

Total		~~W~~	91,301	~~W~~	79,783	~~W~~	82,618	~~W~~	18,322

	2008
	Percentage of	Acquisition		Fair Value or		Book		Unrealized Gains
	Ownership (%)	Cost		Net Book Value		Value		(Losses) (Note 1)

Current assets:
Beneficiary certificates		~~W~~	82,000	~~W~~	82,071	~~W~~	82,071	~~W~~	71

Non-current assets:
Krtnet Corp.	7.4%		1,954		1,832		1,832		(122)
GaeaSoft Corp.	2.0%		533		282		282		(251)
Zakang Inc.	0.0%		300		1		1		(299)
PT.Mobile-8	2.3%		10,069		2,322		2,322		(7,747)
Solid Technologies, Inc.	4.7%		590		1,602		1,602		1,012
EST Soft Corp.	14.2%		1,650		4,435		4,435		2,785
Ongamenet Co., Ltd.	11.4%		1,186		4,474		4,474		3,288
Bixolon Co., Ltd.	0.0%		11		7		7		(4)
Sesil Corporation.	0.2%		199		137		137		(62)
Dalsvyaz Primorye	0.3%		688		3		3		(685)
Zmos Technology, Inc. (Note 2)	9.9%		1,872		—		—		—
Shinhan Venture Capital Co., Ltd. (Note 2)	0.0%		1,800		900		900		—
Korea Information Certificate Authority, Inc. (Note 2)	9.3%		2,000		2,242		2,000		—
KM Credit Information Inc. (Note 2)	2.1%		1,202		—		—		—
Korea Software Financial Cooperative (“KSFC”) (Note 2)	0.9%		1,000		1,229		1,000		—

KT CORPORATION AND SUBSIDIAIRIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

	2008
	Percentage of	Acquisition		Fair Value or		Book			Unrealized Gains
	Ownership (%)	Cost		Net Book Value		Value			(Losses) (Note 1)

Digitalinside Co., Ltd. (Note 2)	7.2%		499		—		—		—
Vacom, Wireless Inc. (Note 2)	16.8%		1,880		1,516		641		—
CXP, Inc. (Note 2)	12.1%		1,200		1		50		—
CEC Mobile (Note 2)	16.7%		4,456		—		—		—
Wiz Communication Co., Ltd. (Note 2)	7.5%		200		609		200		—
Korea Telecommunications Operators Association (“KTOA”) (Note 2)	0.0%		689		689		689		—
Prime Venture Capital Corp. (Note 2)	2.7%		1,000		186		—		—
ICO Global Communication Ltd. (Note 2)	0.2%		617		—		—		—
Softbank Korea Co., Ltd. (Note 2)	6.7%		1,406		959		959		—
Binext CT Financial Cooperative (Note 2)	15.0%		1,500		1,409		1,500		—
Entaz Co., Ltd. (Note 2)	8.7%		1,000		919		1,000		—
Luxpia Co., Ltd. (Note 2)	6.0%		1,000		1,000		1,000		—
Neighbor Systems Co., Ltd. (Note 2)	10.4%		525		453		525		—
Beneficiary certificates			12,431		11,815		11,815		(616)
Others (Note 2)			50,097		28,267		32,543		—

Sub total			103,554		67,289		69,917		(2,701)

Total		~~W~~	185,554	~~W~~	149,360	~~W~~	151,988	~~W~~	(2,630)

(Note 1)	The amounts are before adjustments for the tax effects and minority interests in consolidated subsidiaries.
(Note 2)	Investments in equity securities above, which are recorded at book value of ~~W~~31,043 million and ~~W~~43,007 million for the years ended December 31, 2007 and 2008, respectively, do not have readily determinable fair values and therefore are stated at cost. In addition, if the estimated recoverable amount of the securities below their acquisition cost and such difference is not deemed recoverable, write-downs of the individual securities are recorded to reduce the carrying value.

For the year ended December 31, 2008, the Company disposed of its investments in Geotel Corp. and other investments and recognized gross gains and losses on disposal of available-for-sale securities amounting to ~~W~~3,996 million and ~~W~~250 million, respectively. As the estimated recoverable amount of the investment in Zmos Technology, Inc., Digitalinside Co., Ltd. and other investments fell below the acquisition cost and such difference is not deemed recoverable, the Company recognized an impairment loss amounting to ~~W~~3,826 million for the year ended December 31, 2008.

KT CORPORATION AND SUBSIDIAIRIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Debt securities

		2007
			Amortized		Fair		Unrealized Gains
		Maturity	Cost		Value		(Losses) (Note)

Current assets:
Government and public bonds	National and local governments	2008	~~W~~	929	~~W~~	929	~~W~~	—
Convertible bonds	DreamWiz Inc.	2008		490		490		—

Sub total				1,419		1,419		—

Non-current assets:
Government and public bonds	National and local governments	2009~2013		208		208		—
Convertible bonds	Borazon Co., Ltd.	2009		600		600		—
	Neurons lnc.	2009		650		650		—
	ImageClick Corporation.	2009		400		400		—
Bonds with warrant	Nexscien Co., Ltd.	2010		1,940		1,940		—

Sub total				3,798		3,798		—

Total			~~W~~	5,217	~~W~~	5,217	~~W~~	—

		2008
			Amortized		Fair		Unrealized Gains
		Maturity	Cost		Value		(Losses) (Note)

Current assets:
Government and public bonds	National and local governments	2009	~~W~~	121	~~W~~	121	~~W~~	—
Financial bonds of small and medium enterprise	Industrial Bank of Korea	2009		1,000		1,000		—
Convertible bonds	Neurons, lnc.	2009		650		650		—
	ImageClick Corporation.	2009		400		400		—

Sub total				2,171		2,171		—

Non-current assets:
Government and public bonds	National and local governments	2010~2019		115		115		—
Convertible bonds	Inno GDN, Inc.	2011		2,800		2,800		—
	Foosung Co., Ltd.	2011		2,000		1,820		(180)
Bonds with warrant	Samyoung connect Co., Ltd.	2010		92		92		—

Sub total				5,007		4,827		(180)

Total			~~W~~	7,178	~~W~~	6,998	~~W~~	(180)

(Note)	The amounts are before adjustments for the tax effects and minority interests in consolidated subsidiaries.

KT CORPORATION AND SUBSIDIAIRIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Changes in unrealized gains (losses)

	2007				2008
	Equity		Debt		Equity		Debt
	Securities		Securities		Securities		Securities

Balance at beginning of the year	~~W~~	15,449	~~W~~	519	~~W~~	18,322	~~W~~	—
Realized losses (gains) on disposal of securities, net		(1,074)		(519)		(5,587)		—
Changes in unrealized gains (losses), net		3,947		—		(15,365)		(180)

Balance at end of the year	~~W~~	18,322	~~W~~	—	~~W~~	(2,630)	~~W~~	(180)

The amounts are before adjustments for the tax effects and minority interests in consolidated subsidiaries.

d.	Held-to-maturity Securities

		2007
			Amortized
		Maturity	Cost		Book Value

Current assets:
Government and public bonds	National and local governments	2008	~~W~~	5	~~W~~	5

Sub total				5		5

Non-current assets:
Government and public bonds	National and local governments	2009~2012		84		84
Subordinated bonds	Shinhan Bank	2009		100		100
Asset backed securities	DCIF 1 Co., Ltd.	2009		60		60

Sub total				244		244

Total			~~W~~	249	~~W~~	249

		2008
			Amortized
		Maturity	Cost		Book Value

Current assets:
Government and public bonds	National and local governments	2009	~~W~~	9	~~W~~	9
Commercial paper	IBK Capital Corporation	2009		1,030		1,030
	Lotte Engineering & Construction Co., Ltd.	2009		4,956		4,956
Subordinated bonds	Shinhan Bank	2009		100		100

Sub total				6,095		6,095

Non-current assets:
Government and public bonds	National and local governments	2011		77		77
	New Generation Securitization
Asset backed securities	Specialty Co., Ltd.	2010~2014		8,000		8,000

Sub total				8,077		8,077

Total			~~W~~	14,172	~~W~~	14,172

KT CORPORATION AND SUBSIDIAIRIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

7.	EQUITY METHOD INVESTMENT SECURITIES

a.	Details of Equity Method Investment Securities

Details of investments in securities accounted for using the equity method as of December 31, 2007 and 2008 are summarized as follows (in millions of Korean won):

	2007
		Percentage of
	Number of	Ownership	Acquisition		Equity in Net		Book		Market
	Shares	(%)	Cost		Asset Value		Value		Value

Korea Telephone Directory Co., Ltd. (“KTD”)	1,360,000	34.0%	~~W~~	6,800	~~W~~	8,085	~~W~~	8,085	~~W~~	—
Korea Information Technology Fund	100	33.3%		100,000		110,826		110,826		—
KBSi Co., Ltd.	952,000	32.4%		4,760		3,408		3,408		—
eNtoB Corp.	880,000	27.5%		5,000		6,725		7,039		—
Korea Digital Satellite Broadcasting Co., Ltd. (“KDB”)	22,706,000	23.0%		195,976		3,036		24,892		—
Sky Life Contents Fund	45	22.5%		4,500		4,997		4,997		—
Kiwoom Investment Co. Ltd. (formerly, “Korea IT Venture Partners Inc”)	1,800,000	20.2%		9,000		7,147		7,147		—
Goodmorning F Co., Ltd. (Note 3)	114,000	19.0%		254		1,151		1,151		—
CURD (formerly, “Korea New Realty Development and Construction Co., Ltd.”) (Note 3)	266,000	19.0%		506		3,788		3,788		—
Korea Information Data Corp. (“KID”) (Note 3)	760,000	19.0%		3,800		13,541		13,541		—
Korea Information Service Corp. (“KIS”) (Note 3)	570,000	19.0%		2,850		10,792		10,792		—
Korea Seoul Contact all Co., Ltd. (Note 3)	45,600	19.0%		228		271		271		—
Korea Service and Communication Co., Ltd. (Note 3)	45,600	19.0%		228		274		274		—
Korea Call Center Co., Ltd. (Note 3)	45,600	19.0%		228		266		266		—
TMWorld Co., Ltd. (Note 3)	45,600	19.0%		228		294		294		—
Ubiquitous Marketing Service and Communication Co., Ltd. (“UMS&C”) (Note 3)	45,600	19.0%		228		275		275		—
Exdell Corporation (Note 3)	38,000	19.0%		190		177		177		—
Information Technology Service Bukbu Corporation (Note 3)	38,000	19.0%		190		190		190		—
Information Technology Solution Nambu Corporation (Note 3)	38,000	19.0%		190		190		190		—
Information Technology Solution Seobu Corporation (Note 3)	38,000	19.0%		190		190		190		—
Information Technology Solution Busan Corporation (Note 3)	38,000	19.0%		190		190		190		—

KT CORPORATION AND SUBSIDIAIRIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

	2007
		Percentage of
	Number of	Ownership	Acquisition		Equity in Net		Book		Market
	Shares	(%)	Cost		Asset Value		Value		Value

Information Technology Solution Jungbu Corporation (Note 3)	38,000	19.0%		190		190		190	—
Information Technology Solution Honam Corporation (Note 3)	38,000	19.0%		190		190		190	—
Information Technology Solution Daegu Corporation (Note 3)	38,000	19.0%		190		190		190	—
MOS facilities Co., Ltd. (formerly, “Mostech Co., Ltd.”) (Note 3)	200,000	17.9%		5,000		316		3,016	—
Korea Telecom Philippines, Inc. (“KTPI”)	744,476	100.0%		2,481		—		—	—
Mongolian Telecommunications (“MTC”)	10,348,111	40.0%		3,450		10,020		10,020	41,491
KTF-CJ Music Contents Investment Fund (formerly, “Centurion Music 1”) (Note 4)	50	50.0%		5,000		5,011		5,011	—
KTF-DoCoMo Mobile Investment Fund	45	45.0%		4,500		4,491		4,491	—
Boston Film Fund (Note 4)	800	39.0%		8,000		7,149		7,149	—
Harex InfoTech Inc.	225,000	21.2%		3,375		417		1,183	—
Olive Nine Entertainment Co., Ltd. (Note 5)	140,000	67.7%		4,200		(629)		659	—
The Contents Entertainment (Note 5)	30,500	50.8%		1,754		158		1,578	—
Olive Nine Creative Co., Ltd.	40,000	42.9%		200		218		218	—
Tourtainment Inc.	15,000	24.6%		150		34		34	—
Music City China Co., Ltd (Note 5)	—	100.0%		144		—		—	—
Doremi Music Publishing Co., Ltd (Note 5)	10,000	100.0%		200		237		217	—
Bluecord Corp. (Note 5)	3,000,000	100.0%		2,778		1,684		1,611	—
Parangoyangi (Note 5)	4,000,000	100.0%		2,900		58		58	—
Music City Media Co., Ltd. (Note 5)	208,000	94.6%		1,040		(527)		—	—
Dooristar Co., Ltd.	980,000	49.0%		1,500		230		112	—
Oscar ent. Co., Ltd.	7,865	49.0%		650		417		417	—
Netcom	156	26.5%		90		90		90	—
TPS (Note 5)	—	100.0%		164		164		164	—
ETN (Note 5)	—	100.0%		1		1		1	—

Total			~~W~~	383,683	~~W~~	205,922	~~W~~	234,582

KT CORPORATION AND SUBSIDIAIRIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

	2008
		Percentage of
	Number of	Ownership	Acquisition		Equity in net		Book		Market
	Shares	(%)	Cost		Asset Value		Value		Value

Company K Movie Asset Fund No. 1 (Notes 1 and 4)	90	60.0%	~~W~~	9,000	~~W~~	8,803	~~W~~	8,803	~~W~~	—
KT-Global New Media Fund (Note 1)	600	50.0%		6,000		5,817		5,817		—
Korea Telephone Directory Co., Ltd. (“KTD”)	1,360,000	34.0%		6,800		8,358		8,358		—
Metropol Property LLC (Note 1)	—	34.0%		1,739		434		1,776		—
Korea Information Technology Fund	100	33.3%		100,000		110,909		110,909		—
KBSi Co., Ltd.	952,000	32.4%		4,760		4,679		4,679		—
eNtoB Corp. (Note 2)	970,000	30.3%		6,050		8,187		8,740		—
Korea Digital Satellite Broadcasting Co., Ltd. (“KDB”)	22,706,000	23.3%		195,976		22,000		32,928		—
Sky Life Contents Fund	45	22.5%		4,500		3,737		3,737		—
Everyshow (Note 1)	300,000	21.3%		1,500		1,226		1,226		—
Kiwoom Investment Co., Ltd.(formerly, “Korea IT Venture Partners Inc.”)	1,800,000	20.2%		9,000		6,953		6,953		—
Goodmorning F Co., Ltd. (Note 3)	114,000	19.0%		254		1,460		1,460		—
CURD (formerly, “Korea New Realty Development and Construction Co., Ltd.”) (Note 3)	266,000	19.0%		506		8,369		8,369		—
Korea Information Data Corp. (“KID”) (Note 3)	760,000	19.0%		3,800		13,666		13,666		—
Korea Information Service Corp. (“KIS”) (Note 3)	570,000	19.0%		2,850		12,812		12,812		—
Korea Seoul Contact all Co., Ltd. (Note 3)	45,600	19.0%		228		327		327		—
Korea Service and Communication Co., Ltd. (Note 3)	45,600	19.0%		228		341		341		—
Korea Call Center Co., Ltd. (Note 3)	45,600	19.0%		228		332		332		—
TMWorld Co., Ltd. (Note 3)	45,600	19.0%		228		320		320		—
Ubiquitous Marketing Service and Communication Co., Ltd. (“UMS&C”) (Note 3)	45,600	19.0%		228		293		293		—
Exdell Corporation (Note 3)	38,000	19.0%		190		218		218		—
Information Technology Service Bukbu Corporation (Note 3)	38,000	19.0%		190		225		225		—
Information Technology Solution Nambu Corporation (Note 3)	38,000	19.0%		190		221		221		—
Information Technology Solution Seobu Corporation (Note 3)	38,000	19.0%		190		222		222		—
Information Technology Solution Busan Corporation (Note 3)	38,000	19.0%		190		246		246		—
Information Technology Solution Jungbu Corporation (Note 3)	38,000	19.0%		190		295		295		—

KT CORPORATION AND SUBSIDIAIRIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

	2008
		Percentage of
	Number of	Ownership	Acquisition		Equity in net		Book		Market
	Shares	(%)	Cost		Asset Value		Value		Value

Information Technology Solution Honam Corporation (Note 3)	38,000	19.0%		190		248		248	—
Information Technology Solution Daegu Corporation (Note 3)	38,000	19.0%		190		218		218	—
MOS facilities Co., Ltd. (formerly, “Mostech Co., Ltd.”) (Note 3)	200,000	17.9%		5,000		41		41	—
Wooridul Entertainment Investment Fund-1 (Note 1)	1,600	20.0%		1,600		1,529		1,529	—
Mongolian Telecommunications (“MTC”)	10,348,111	40.0%		3,450		13,289		13,289	12,806
KTC Media Contents Investment Fund No. 1 (Notes 1 and 5)	45	81.8%		4,500		4,510		4,510	—
KTF-CJ Music Contents Investment Fund (formerly, “Centurion Music 1”) (Note 4)	50	50.0%		5,000		5,038		5,038	—
KTF-DoCoMo Mobile Investment Fund	45	45.0%		4,500		4,439		4,439	—
Boston Film Fund (Note 4)	800	39.0%		8,000		4,281		4,281	—
Harex InfoTech Inc.	225,000	21.2%		3,375		248		631	—
U-Mobile (Notes 1 and 3)	62,601,493	16.5%		96,700		33,102		82,663	—
Shinhan-KTF Mobilecard Co., Ltd. (Note 1)	199,999	50.0%		1,000		708		708	—
Olive Nine Entertainment Co., Ltd. (Note 5)	140,000	67.7%		4,200		(1,074)		—	—
The Contents Entertainment (Note 5)	30,500	50.8%		1,754		3		950	—
Olive Nine Creative Co., Ltd.	40,000	42.9%		200		150		150	—
Music City China Co., Ltd. (Note 5)	—	100.0%		144		—		—	—
Doremi Music Publishing Co., Ltd. (Note 5)	10,000	100.0%		200		(7)		—	—
Parangoyangi (Note 5)	4,000,000	100.0%		2,900		(303)		—	—
Music City Media Co., Ltd. (Note 5)	208,000	94.6%		1,040		(688)		—	—
Dooristar Co., Ltd.	980,000	49.0%		1,500		(398)		—	—
Oscar ent. Co., Ltd.	7,865	49.0%		650		384		384	—
D&G Star Co., Ltd. (Note 5)	52,000	70.3%		260		190		190	—
Paramount Music Co., Ltd.	7,848	48.9%		1,000		313		313	—
Onestone Communication Co., Ltd. (Notes 5 and 6)	100,000	100.0%		1,159		263		206	—
Netcom	156	26.5%		90		80		80	—
TPS (Note 5)	—	100.0%		164		205		205	—
ETN (Note 5)	—	100.0%		1		1		1	—

Total			~~W~~	503,782	~~W~~	287,220	~~W~~	353,347

KT CORPORATION AND SUBSIDIAIRIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Note 1)	In 2008, the Company acquired 60.0% ownership interest of Company K Movie Asset Fund No. 1 for ~~W~~9,000 million, 50.0% ownership interest of KT-Global New Media Fund for ~~W~~6,000 million, 34.0% ownership interest of Metropol Property LLC for ~~W~~1,739 million, 21.3% ownership interest of Everyshow for ~~W~~1,500 million, 20.0% ownership interest of Wooridul Entertainment Investment Fund-1 for ~~W~~1,600 million, 81.8% ownership interest of KTC Media Contents Investment Fund No. 1 for ~~W~~4,500 million, 16.5% ownership interest of U-Mobile for ~~W~~96,700 million and 50.0% ownership interest of Shinhan-KTF Mobilecard Co., Ltd. for ~~W~~1,000 million, respectively.
(Note 2)	The Company’s ownership interest in eNtoB Corp. increased from 27.5% to 30.3% as of December 31, 2008 due to the additional acquisition of ownership interest.
(Note 3)	Although the Company’s ownership in these companies is less than 20%, the Company has significant influence over these companies through the participation in these companies’ various management decisions. As a result, the Company accounts for these investments using the equity method.
(Note 4)	The Company is the largest stockholder of these companies with more than 30% ownership interest. However, since the Company has no control over these companies, these investments are accounted for using the equity method.
(Note 5)	The unlisted company whose total assets as of December 31 of the prior year are less than ~~W~~7,000 million is excluded from the consolidation.
(Note 6)	Nasmedia is newly included in the consolidation in 2008 and its investment in Onestone Communication Co., Ltd. is accounted for using the equity method.

KT CORPORATION AND SUBSIDIAIRIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

b.	Changes in Carrying Amount Resulting from the Equity Method

Changes in carrying amount resulting from the equity method of accounting for the years ended December 31, 2007 and 2008 are as follows (in millions of Korean won):

	2007
			Equity in			Increase
			Income			(Decrease) in	Other
	January 1,		(Loss)			Equity of	Increase		December 31,
	2007		(Note 4)			Associates	(Decrease)		2007

KTD (Note 1)	~~W~~	7,867	~~W~~	219	~~W~~	(1)	~~W~~	—	~~W~~	8,085
Korea Information Technology Fund		101,609		7,802		1,647		(232)		110,826
KBSi Co., Ltd.		2,810		598		—		—		3,408
eNtoB Corp. (Note 1)		5,112		720		7		1,200		7,039
KDB (Note 1)		16,455		7,676		761		—		24,892
Sky Life Contents Fund		5,050		(53)		—		—		4,997
Kiwoom Investment Co., Ltd. (formerly, “Korea IT Venture Partners Inc”) (Note 1)		9,204		(1,668)		160		(549)		7,147
Goodmorning F Co., Ltd.		826		324		1		—		1,151
CURD (formerly, “KNRDC”)		2,375		1,413		—		—		3,788
KID		12,230		1,463		—		(152)		13,541
KIS		8,382		2,524		—		(114)		10,792
Korea Seoul Contact all Co., Ltd.		228		43		—		—		271
Korea Service and Communication Co., Ltd.		228		46		—		—		274
Korea Call Center Co., Ltd.		228		38		—		—		266
TMWorld Co., Ltd.		228		66		—		—		294
UMS&C		228		47		—		—		275
Exdell Corporation (Note 1)		—		(13)		—		190		177
Information Technology Service Bukbu Corporation (Note 1)		—		—		—		190		190
Information Technology Solution Nambu Corporation (Note 1)		—		—		—		190		190
Information Technology Solution Seobu Corporation (Note 1)		—		—		—		190		190
Information Technology Solution Busan Corporation (Note 1)		—		—		—		190		190
Information Technology Solution Jungbu Corporation (Note 1)		—		—		—		190		190
Information Technology Solution Honam Corporation (Note 1)		—		—		—		190		190
Information Technology Solution Daegu Corporation (Note 1)		—		—		—		190		190
MOS facilities Co., Ltd. (“Mostech Co., Ltd.”) (Note 1)		4,186		(1,170)		—		—		3,016
Pivotec Co., Ltd.		6,299		38		(3,359)		(2,978)		—
MTC (Note 1)		9,321		1,233		52		(586)		10,020
KTF-CJ Music Contents Investment Fund (formerly, “Centurion Music 1”) (Note 1)		5,025		(14)		—		—		5,011
KTF-DoCoMo Mobile Investment Fund (Note 1)		—		(9)		—		4,500		4,491
Boston Film Fund (Note 1)		8,014		(865)		—		—		7,149
Harex InfoTech Inc.		1,902		(719)		—		—		1,183
Olive Nine Entertainment Co., Ltd.		833		(1,071)		—		897		659
The Contents Entertainment		2,133		(555)		—		—		1,578
Olive Nine Creative Co., Ltd.		249		(31)		—		—		218
Tourtainment, Inc.		134		(100)		—		—		34
Music City China Co., Ltd. (Notes 1 and 3)		—		—		—		—		—
Doremi Music Publishing Co., Ltd. (Note 1)		—		—		—		217		217
Bluecord Corp. (Note 1)		—		—		—		1,611		1,611
Parangoyangi (Note 1)		—		—		—		58		58
Music City Media Co,, Ltd. (Notes 1 and 3)		—		—		—		—		—
Dooristar Co., Ltd. (Note 1)		—		—		—		112		112
Oscar Ent. Co., Ltd. (Note 1)		—		—		—		417		417
Netcom		—		—		—		90		90
TPS		—		—		—		164		164
ETN		—		—		—		1		1

Total	~~W~~	211,156	~~W~~	17,982	~~W~~	(732)	~~W~~	6,176	~~W~~	234,582

KT CORPORATION AND SUBSIDIAIRIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

	2008
				Equity in	Increase
				Income	(Decrease) in		Other
	January 1,			(Loss)	Equity of		Increase		December 31,
	2008			(Note 4)	Associates		(Decrease)		2008

Company K Movie Asset Fund No. 1	~~W~~	—	~~W~~	(197)	~~W~~	—	~~W~~	9,000	~~W~~	8,803
KT-Global New Media Fund (Note 1)		—		(183)		—		6,000		5,817
KTD (Note 1)		8,085		273		—		—		8,358
Metropol Property LLC (Note 1)		—		(12)		49		1,739		1,776
Korea Information Technology Fund		110,826		2,506		(1,696)		(727)		110,909
KBSi Co., Ltd.		3,408		1,271		—		—		4,679
eNtoB Corp. (Note 1)		7,039		655		(4)		1,050		8,740
KDB (Note 1)		24,892		1,527		6,183		326		32,928
Sky Life Contents Fund		4,997		(1,260)		—		—		3,737
Everyshow		—		(274)		—		1,500		1,226
Kiwoom Investment Co., Ltd. (formerly, “Korea IT Venture Partners Inc.”)(Note 1)		7,147		64		(258)		—		6,953
Goodmorning F Co., Ltd.		1,151		314		(5)		—		1,460
CURD (formerly, “KNRDC”)		3,788		4,631		(50)		—		8,369
KID		13,541		353		—		(228)		13,666
KIS (Note 1)		10,792		2,191		—		(171)		12,812
Korea Seoul Contact all Co., Ltd.		271		56		—		—		327
Korea Service and Communication Co., Ltd.		274		67		—		—		341
Korea Call Center Co., Ltd.		266		66		—		—		332
TMWorld Co., Ltd.		294		26		—		—		320
UMS&C		275		18		—		—		293
Exdell Corporation (Note 1)		177		41		—		—		218
Information Technology Service Bukbu Corporation		190		35		—		—		225
Information Technology Solution Nambu Corporation		190		31		—		—		221
Information Technology Solution Seobu Corporation (Note 1)		190		32		—		—		222
Information Technology Solution Busan Corporation		190		56		—		—		246
Information Technology Solution Jungbu Corporation		190		105		—		—		295
Information Technology Solution Honam Corporation		190		58		—		—		248
Information Technology Solution Daegu Corporation		190		28		—		—		218
MOS facilities Co., Ltd. (formerly, “Mostech Co., Ltd.”) (Notes 1 and 2)		3,016		(1,047)		—		(1,928)		41
Wooridul Entertainment Investment Fund-1 (Note 1)		—		(71)		—		1,600		1,529
MTC (Note 1)		10,020		1,520		2,397		(648)		13,289
KTC Media Contents Investment Fund No. 1 (Note 1)		—		10		—		4,500		4,510
KTF-CJ Music Contents Investment Fund (formerly, “Centurion Music 1”)		5,011		27		—		—		5,038
KTF-DoCoMo Mobile Investment Fund		4,491		(52)		—		—		4,439
Boston Film Fund		7,149		(2,868)		—		—		4,281
Harex InfoTech Inc.		1,183		(552)		—		—		631
U-Mobile		—		(19,699)		5,662		96,700		82,663
Shinhan-KTF Mobilecard Co., Ltd.		—		(292)		—		1,000		708
Olive Nine Entertainment Co., Ltd. (Note 3)		659		(659)		—		—		—
The Contents Entertainment		1,578		(628)		—		—		950
Olive Nine Creative Co., Ltd.		218		(68)		—		—		150
Tourtainment Inc. (Note 5)		34		(5)		—		(29)		—
Music City China Co., Ltd. (Notes 1 and 3)		—		—		—		—		—
Doremi Music Publishing Co,, Ltd. (Notes 1 and 3)		217		(217)		—		—		—
Bluecord Corp. (Notes 1 and 3)		1,611		109		—		(1,720)		—
PARANGOYANGI (Notes 1 and 3)		58		(58)		—		—		—
Music City Media Co., Ltd. (Notes 1 and 3)		—		—		—		—		—
Dooristar Co., Ltd. (Notes 1 and 3)		112		(112)		—		—		—
Oscar ent. Co., Ltd. (Note 1)		417		(33)		—		—		384
D&G Star Co., Ltd. (Notes 1 and 2)		—		(42)		—		232		190
Paramount Music Co., Ltd. (Note 2)		—		—		—		313		313
Onestone Communication Co., Ltd. (Notes 1 and 2)		—		(25)		—		231		206
Netcom		90		(32)		—		22		80
TPS		164		—		—		41		205
ETN		1		—		—		—		1

Total	~~W~~	234,582	~~W~~	(12,316)	~~W~~	12,278	~~W~~	118,803	~~W~~	353,347

KT CORPORATION AND SUBSIDIAIRIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Note 1)	These securities were accounted for using the equity method based on unaudited financial statements as of and for the year ended December 31, 2008 as the audited financial statements on these companies could not be obtained by the Company’s year-end closing. In order to verify the reliability of such unaudited financial statements, the Company has performed the following procedures and found no significant exceptions:
i) Obtain the unaudited financial statements signed by the investee’s chief executive officer and statutory auditor.

ii) Identify whether major transactions or accounting events, including those disclosed to public by the investee, which were acknowledged by the Company are properly reflected in the unaudited financial statements.

iii) Identify major accounting issues under discussion between the investee and its external auditors and the investee’s plan to resolve such issues.
iv) Analyze the effect of potential difference between the unaudited and audited financial statements.
(Note 2)	For the year ended December 31, 2008, the Company recognized impairment loss on investment difference totaling ~~W~~2,654 million due to the decline in the recoverable amount of MOS facilities Co., Ltd. (formerly, Mostech Co., Ltd.) and other three equity method investments.
(Note 3)	The Company discontinued the equity method of accounting since the book values of the investments in Olive Nine Entertainment Co., Ltd. and other six equity method investments are below zero due to accumulated deficit.
(Note 4)	Equity income (loss) until the date of acquisition from the newly consolidated entities in 2008 was excluded. Meanwhile, in accordance with the SKAS No. 24 “Preparation and Presentation of Financial Statements II (Financial Industry)”, equity income amounting to ~~W~~9 million recognized by KT Capital is reclassified as operating revenue.
(Note 5)	As the Company lost significant influence on investment in equity securities of Tourtainment Inc. during the year ended December 31, 2008, such securities were transferred to available-for-sale securities.

c.	Changes in Investment Difference

Changes in investment differences from equity method investment securities for the years ended December 31, 2007 and 2008 are as follows (in millions of Korean won):

	2007								2008
	January 1,								January 1,						Impairment		December 31,
Affiliate	2007		Increase		Amortization		Other		2008		Increase		Amortization		Loss		2008

Metropol Property LLC	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	1,491	~~W~~	(149)	~~W~~	—	~~W~~	1,342
eNtoB Corp.		—		346		(32)		—		314		316		(77)		—		553
KDB		33,413		—		(11,557)		—		21,856		—		(10,928)		—		10,928
MOS facilities Co., Ltd. (formerly, “Mostech Co., Ltd.”)		3,471		—		(771)		—		2,700		—		(772)		(1,928)		—
Harex InfoTech Inc.		1,149		—		(383)		—		766		—		(383)		—		383
U-Mobile										—		58,307		(8,746)		—		49,561
OliveNine Entertainment		1,932		—		(644)		—		1,288		—		(644)		—		644
The Contents Entertainment		1,876		—		(456)		—		1,420		—		(473)		—		947
Doremi Music Publishing Co., Ltd.		—		—		—		(23)		(23)		—		8		—		(15)
D&G Star Co., Ltd.		—		—		—		—		—		28		—		(28)		—
Paramount Music Co., Ltd.		—		—		—		—		—		687		—		(687)		—

Total	~~W~~	41,841	~~W~~	346	~~W~~	(13,843)	~~W~~	(23)	~~W~~	28,321	~~W~~	60,829	~~W~~	(22,164)	~~W~~	(2,643)	~~W~~	64,343

KT CORPORATION AND SUBSIDIAIRIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

d.	Elimination of Unrealized Gains (Losses)

Unrealized gains (losses) arising from intercompany transactions, which are eliminated, as of December 31, 2008 are nil.

e.	Cumulative Changes in the Company’s Equity in Net Asset Value of The Investee’s Not Recognized

Cumulative changes in the Company’s equity in net asset value of the investees not recognized due to the discontinuance of the equity method of accounting as of December 31, 2007 and 2008 are as follows (in millions of Korean won):

	2007		2008

Olive Nine Entertainment Co., Ltd.	~~W~~	—	~~W~~	(1,074)
Doremi Music Publishing Co., Ltd.		—		(7)
Parangoyangi		—		(303)
Music City Media Co., Ltd.		(527)		(688)
Dooristar Co., Ltd.		—		(398)

Total	~~W~~	(527)	~~W~~	(2,470)

f.	Condensed Financial Information of the Investees

Condensed financial information of the investees in which investments are accounted for using the equity method of accounting as of December 31, 2007 and 2008 are as follows (in millions of Korean won):

	2007
							Net
	Total		Total				Income
	Assets		Liabilities		Revenue		(Loss)

KTD	~~W~~	62,967	~~W~~	39,190	~~W~~	43,570	~~W~~	643
Korea Information Technology Fund		332,476		—		33,644		22,712
KBSi Co., Ltd.		18,429		7,904		26,227		1,845
eNtoB Corp.		64,311		39,728		563,278		3,014
KDB		513,708		341,515		387,393		38,199
Sky Life Contents Fund		22,716		505		469		(236)
Kiwoom Investment Co., Ltd. (formerly, “Korea IT Venture Partners Inc”)		35,609		173		3,979		(7,690)
Goodmorning F Co., Ltd.		16,988		10,927		56,842		1,707
CURD (formerly, “KNRDC”)		46,034		26,100		62,074		7,435
KID		99,632		28,363		194,977		7,862
KIS		82,373		25,571		143,024		13,409
Korea Seoul Contact all Co., Ltd.		4,989		3,565		37,876		224
Korea Service and Communication Co., Ltd.		4,150		2,708		31,015		243
Korea Call Center Co., Ltd.		4,070		2,671		27,523		199
TMworld Co., Ltd.		3,799		2,371		26,995		348
UMS&C		4,255		2,808		26,691		247
Exdell Corporation		1,020		90		200		(70)
Information Technology Service Bukbu Corporation		1,000		—		—		—
Information Technology Solution Nambu Corporation		1,000		—		—		—
Information Technology Solution Seobu Corporation		1,000		—		—		—
Information Technology Solution Busan Corporation		1,000		—		—		—

KT CORPORATION AND SUBSIDIAIRIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

	2007
				Net
	Total	Total		Income
	Assets	Liabilities	Revenue	(Loss)

Information Technology Solution Jungbu Corporation	1,000	—	—	—
Information Technology Solution Honam Corporation	1,000	—	—	—
Information Technology Solution Daegu Corporation	1,000	—	—	—
MOS facilities Co., Ltd. (formerly, “Mostech Co., Ltd.”)	7,501	5,735	19,879	(2,222)
KTPI	208	112,751	20	(13,481)
MTC	32,149	7,100	28,229	3,081
KTF-CJ Music Contents Investment Fund (formerly, “Centurion Music 1”)	10,133	112	—	8
KTF-DoCoMo Mobile Investment Fund	10,083	104	—	(20)
Boston Film Fund	18,832	513	1,319	(2,215)
Harex InfoTech Inc.	3,544	1,573	5,626	(1,589)
Olive Nine Entertainment Co., Ltd.	770	1,702	1,284	630
The Contents Entertainment	1,275	964	3,046	193
Olive Nine Creative Co., Ltd.	675	165	2	(70)
Tourtainment, Inc.	219	79	157	(404)
Doremi Music Publishing Co., Ltd.	251	14	179	(32)
Bluecord Corp.	5,003	3,323	1,685	(690)
Parangoyangi	856	798	2,789	(279)
Music City Media Co., Ltd.	556	1,114	1,322	92
Dooristar Co., Ltd.	998	529	533	(218)
Oscar ent. Co., Ltd.	1,129	278	1,606	250

	2008
								Net
	Total		Total					Income
	Assets		Liabilities		Revenue			(Loss)

Company K Movie Asset Fund No. 1	~~W~~	14,671	~~W~~	—	~~W~~	—	~~W~~	(329)
KT-Global New Media Fund		11,654		19		—		(365)
KTD		62,779		38,198		44,325		804
Metropol Property LLC		1,310		33		847		403
Korea Information Technology Fund		332,724		—		19,742		7,518
KBSi Co., Ltd.		21,638		7,188		31,526		3,926
eNtoB Corp.		79,327		52,189		756,983		2,635
KDB		508,039		287,103		386,958		31,225
Sky Life Contents Fund		16,798		189		795		(5,602)
Everyshow		6,301		538		1,359		(1,287)
Kiwoom Investment Co., Ltd.(formerly, “Korea IT Venture Partners Inc”)		34,651		177		6,146		316
Goodmorning F Co., Ltd.		12,476		4,791		54,851		1,654
CURD (formerly, “KNRDC”)		83,655		39,607		67,241		24,374
KID		103,117		31,191		211,410		2,020
KIS		94,355		26,921		149,293		11,654
Korea Seoul Contact all Co., Ltd.		6,420		4,700		43,581		296
Korea Service and Communication Co., Ltd.		4,860		3,064		31,584		354

KT CORPORATION AND SUBSIDIAIRIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

	2008
				Net
	Total	Total		Income
	Assets	Liabilities	Revenue	(Loss)

Korea Call Center Co., Ltd.	4,893	3,144	29,851	349
TMworld Co., Ltd.	4,487	2,803	30,386	257
UMS&C	4,737	3,196	31,121	94
Exdell Corporation	2,331	1,186	11,280	215
Information Technology Service Bukbu Corporation	4,802	3,619	11,802	183
Information Technology Solution Nambu Corporation	5,593	4,430	13,954	162
Information Technology Solution Seobu Corporation	4,782	3,612	12,430	170
Information Technology Solution Busan Corporation	5,095	3,799	11,182	296
Information Technology Solution Jungbu Corporation	5,600	4,045	12,569	555
Information Technology Solution Honam Corporation	4,872	3,567	11,907	305
Information Technology Solution Daegu Corporation	3,324	2,175	6,690	148
MOS facilities Co., Ltd. (formerly, “Mostech Co., Ltd.”)	6,892	6,661	21,135	(1,535)
Wooridul Entertainment Investment Fund-1	7,594	1	68	(407)
MTC	40,992	7,769	28,167	3,799
KTC Media Contents Investment Fund No. 1	5,591	79	91	12
KTF-CJ Music Contents Investment Fund (formerly, “Centurion Music 1”)	10,126	50	621	(10)
KTF-DoCoMo Mobile Investment Fund	10,378	515	416	(116)
Boston Film Fund	11,482	513	345	(7,408)
Harex InfoTech Inc.	2,252	1,082	2,798	(801)
U-Mobile	307,425	106,809	27,314	(66,379)
Shinhan-KTF Mobilecard Co., Ltd.	1,509	93	34	(584)
Olive Nine Entertainment Co., Ltd.	251	1,837	1,384	(653)
The Contents Entertainment	752	747	1,937	(305)
Olive Nine Creative Co., Ltd.	548	198	53	(160)
Doremi Music Publishing Co., Ltd.	17	24	39	26
Parangoyangi	408	711	572	(355)
Music City Media Co., Ltd.	464	1,089	639	19
Dooristar Co., Ltd.	243	586	24	182
Oscar ent. Co., Ltd.	895	213	807	(82)
D&G Star Co., Ltd.	235	815	879	(632)
Onestone Communication Co., Ltd.	397	133	—	(38)

KT CORPORATION AND SUBSIDIAIRIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

8.	PROPERTY AND EQUIPMENT

Changes in property and equipment for the years ended December 31, 2007 and 2008 are as follows (in millions of Korean won):

	2007
			Acquisition Cost
			(Including
	January 1,		Capital				Depreciation		Impairment		Others		December 31,
	2007		Expenditures)		Disposal		(Note 1)		Loss		(Note 2)		2007

Land (Note 3)	~~W~~	1,208,244	~~W~~	1,424	~~W~~	(3,471)	~~W~~	—	~~W~~	—	~~W~~	48,982	~~W~~	1,255,179
Buildings (Note 3)		3,245,655		3,398		(10,744)		(138,362)		—		152,090		3,252,037
Structures		246,597		122		(1,642)		(19,657)		—		20,010		245,430
Machinery		9,508,929		65,188		(149,797)		(2,767,946)		(4,931)		2,850,166		9,501,609
Vehicles		13,830		990		(3,581)		(4,667)		—		3,255		9,827
Others		551,991		258,167		(23,896)		(295,255)		(3,059)		127,028		614,976
Construction- in-progress		392,183		3,306,356		(209)		—		—		(3,289,386)		408,944

	~~W~~	15,167,429	~~W~~	3,635,645	~~W~~	(193,340)	~~W~~	(3,225,887)	~~W~~	(7,990)	~~W~~	(87,855)	~~W~~	15,288,002

	2008
			Acquisition Cost
			(Including
	January 1,		Capital				Depreciation		Impairment		Others		December 31,
	2008		Expenditures)		Disposal		(Note 1)		Loss		(Note 2)		2008

Land (Note 3)	~~W~~	1,255,179	~~W~~	225	~~W~~	(6,175)	~~W~~	—	~~W~~	—	~~W~~	40,001	~~W~~	1,289,230
Buildings (Note 3)		3,252,037		38,787		(26,905)		(146,589)		—		298,587		3,415,917
Structures		245,430		482		(8,188)		(19,079)		—		11,031		229,676
Machinery		9,501,609		67,543		(83,732)		(2,778,108)		(20,521)		2,686,282		9,374,073
Vehicles		9,827		33,161		(670)		(9,328)		—		1,616		34,606
Others		614,976		134,534		(20,592)		(311,187)		(155)		132,126		549,702
Construction- in-progress		408,944		3,087,737		(20)		—		—		(3,201,234)		295,427

	~~W~~	15,288,002	~~W~~	3,362,469	~~W~~	(145,282)	~~W~~	(3,264,291)	~~W~~	(20,676)	~~W~~	(31,591)	~~W~~	15,188,631

(Note 1)	Depreciation until the date of acquisition of the newly consolidated entities in 2007 was excluded.
(Note 2)	Others mainly consist of the transfers from construction-in-progress to machinery, increase in contribution for construction, increase due to changes in consolidated entities and reclassifications.
(Note 3)	Certain portion of lands and buildings were pledged as collateral relating to short-term and long-term borrowings and certain lease contracts. The maximum pledged amount as of December 31, 2008 was ~~W~~65,726 million.

KT CORPORATION AND SUBSIDIAIRIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

9.	CONTRIBUTION FOR CONSTRUCTION

Changes in contribution for construction which was used in the acquisition of property and equipment for the years ended December 31, 2007 and 2008 are as follows (in millions of Korean won):

	2007
	January 1,								December 31,
	2007		Increase		Decrease		Transfer		2007

Buildings	~~W~~	2,732	~~W~~	—	~~W~~	(1,337)	~~W~~	911	~~W~~	2,306
Structures		1,402		—		(170)		285		1,517
Machinery		98,371		—		(43,037)		55,977		111,311
Others		1,490		—		(1,038)		1,085		1,537
Construction-in-progress		70,163		76,625		—		(58,258)		88,530

Total	~~W~~	174,158	~~W~~	76,625	~~W~~	(45,582)	~~W~~	—	~~W~~	205,201

	2008
	January 1,								December 31,
	2008		Increase		Decrease		Transfer		2008

Buildings	~~W~~	2,306	~~W~~	—	~~W~~	(221)	~~W~~	103	~~W~~	2,188
Structures		1,517		—		(175)		165		1,507
Machinery		111,311		—		(45,196)		53,196		119,311
Others		1,537		—		(1,370)		1,619		1,786
Construction-in-progress		88,530		74,228		—		(55,083)		107,675

Total	~~W~~	205,201	~~W~~	74,228	~~W~~	(46,962)	~~W~~	—	~~W~~	232,467

10.	INTANGIBLE ASSETS

Changes in intangible assets for the years ended December 31, 2007 and 2008 are as follows (in millions of Korean won):

	2007
						Reversal
	January 1,					(Amortization)	Impairment				December 31,
	2007		Increase			(Note)	Loss		Others		2007

Goodwill	~~W~~	488,650	~~W~~	—	~~W~~	(138,405)	~~W~~	—	~~W~~	21,255	~~W~~	371,500
Negative goodwill		(518)		—		518		—		—		—
Frequency usage rights		1,040,878		—		(115,417)		—		1,320		926,781
Development costs		208,625		113,902		(115,370)		(324)		1,327		208,160
Industrial rights		7,918		3,196		(1,764)		—		6		9,356
Software		105,198		31,451		(32,807)		(1,216)		1,653		104,279
Others		108,840		40,446		(26,860)		(7,417)		238		115,247

Total	~~W~~	1,959,591	~~W~~	188,995	~~W~~	(430,105)	~~W~~	(8,957)	~~W~~	25,799	~~W~~	1,735,323

KT CORPORATION AND SUBSIDIAIRIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

	2008
	January 1,				Reversal		Impairment				December 31,
	2008		Increase		(Amortization)		Loss		Others		2008

Goodwill	~~W~~	371,500	~~W~~	—	~~W~~	(145,154)	~~W~~	(16,078)	~~W~~	18,126	~~W~~	228,394
Negative goodwill		—		—		65		—		(65)		—
Frequency usage rights		926,781		1,005		(115,649)		—		—		812,137
Development costs		208,160		100,118		(114,345)		—		(140)		193,793
Industrial rights		9,356		2,324		(1,825)		—		348		10,203
Software		104,279		37,298		(36,436)		(322)		1,328		106,147
Others		115,247		49,027		(25,135)		(1,035)		(14,540)		123,564

Total	~~W~~	1,735,323	~~W~~	189,772	~~W~~	(438,479)	~~W~~	(17,435)	~~W~~	5,057	~~W~~	1,474,238

(Note) Amortization until the date of acquisition of the newly consolidated entities in 2007 was excluded.

The Company’s research and ordinary development expenses amounted to ~~W~~291,010 million and ~~W~~283,147 million for the years ended December 31, 2007 and 2008, respectively.

Details of goodwill and negative goodwill as of December 31, 2007 and 2008 are as follows (in millions of Korean won):

	2007
	January 1,				Reversal		December 31,
	2007		Increase		(Amortization)		2007

KTF	~~W~~	455,397	~~W~~	—	~~W~~	(130,113)	~~W~~	325,284
Sidus FNH		15,498		—		(3,875)		11,623
Oilve Nine		17,755		—		(3,551)		14,204
KTFT		(518)		—		518		—
KT FDS		—		5,772		(866)		4,906
KTF Music (formerly, “Bluecord Technology Co., Ltd.”)		—		11,206		—		11,206
East Telecom		—		4,277		—		4,277

Total	~~W~~	488,132	~~W~~	21,255	~~W~~	(137,887)	~~W~~	371,500

	2008
	January 1,				Reversal		Impairment		December 31,
	2008		Increase		(Amortization)		Loss		2008

KTF	~~W~~	325,284	~~W~~	—	~~W~~	(130,114)	~~W~~	—	~~W~~	195,170
Sidus FNH		11,623		—		(3,874)		(5,425)		2,324
Oilve Nine		14,204		—		(3,551)		(10,653)		—
KT FDS		4,906		—		(1,154)		—		3,752
KTF Music (formerly, “Bluecord Technology Co., Ltd.”)		11,206		—		(2,241)		—		8,965
East Telecom		4,277		1,508		(1,157)		—		4,628
Nasmedia		—		14,436		(2,654)		—		11,782
Sofnics		—		(65)		65		—		—
JB Edu		—		2,182		(409)		—		1,773

Total	~~W~~	371,500	~~W~~	18,061	~~W~~	(145,089)	~~W~~	(16,078)	~~W~~	228,394

KT CORPORATION AND SUBSIDIAIRIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

11.	PRESENT VALUE OF ASSETS AND LIABILITIES

Assets and liabilities measured at present value as of December 31, 2007 and 2008 are as follows (in millions of Korean won):

	2007
	Discount	Collection	Nominal		Present
Accounts	Rate (%)	Period	Value		Value		Discount

Accounts receivable — trade	5.33~7.04	2008	~~W~~	302,946	~~W~~	299,466	~~W~~	3,480
Accounts receivable — other	5.38~8.85	2008		18,738		17,718		1,020
Long-term accounts receivable — trade	5.33~7.04	2009~2025		126,955		99,504		27,451
Long-term accounts receivable — other	5.38~8.85	2009~2011		38,438		36,171		2,267
Accounts payable — other	9.93	2008		110,000		108,920		1,080
Current portion of long-term bonds and borrowings	4.23~7.45	2008		1,020,464		1,020,444		20
Long-term accounts payable — other	9.93	2009~2011		456,972		413,260		43,712
Long-term borrowings	7.35	2009~2015		4,256		3,126		1,130

	2008
	Discount	Collection	Nominal		Present
Accounts	Rate (%)	Period	Value		Value		Discount

Accounts receivable — trade	5.23~7.9	2009	~~W~~	553,806	~~W~~	537,973	~~W~~	15,833
Accounts receivable — other	5.23~8.85	2009		32,831		31,204		1,627
Long-term accounts receivable — trade	5.23~7.9	2010~2025		335,044		287,706		47,338
Long-term accounts receivable — other	5.23~8.85	2010~2011		17,144		16,466		678
Accounts payable — trade	5.91~10.36	2009		15,178		13,417		1,761
Accounts payable — other	5.23~5.83	2009		134,200		132,757		1,443
Long-term accounts payable — trade	5.91~10.36	2010~2018		23,583		16,856		6,727
Long-term accounts payable — other	6.78~9.93	2010~2011		323,292		300,430		22,862
Long-term borrowings	5.23~8.85	2010~2015		3,564		2,693		871

KT CORPORATION AND SUBSIDIAIRIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

12.	LONG-TERM DEBT

a.	Bonds

Bonds as of December 31, 2007 and 2008 are summarized as follows (in millions of Korean won and thousand of foreign currencies):

	2007
						Interest Rate
Company	Type	Issue Date	Amount	Maturity	Repayment Method	per Annum

	MTNP notes (Note 1)	6/24/2004	~~W~~562,920 (USD 600,000)	6/24/2014	Payable in full at maturity	5.88%
	MTNP notes (Note 1)	9/7/2004	~~W~~93,820 (USD100,000)	9/7/2034	Payable in full at maturity	6.50%
	MTNP notes (Note 1)	7/15/2005	~~W~~375,280 (USD 400,000)	7/15/2015	Payable in full at maturity	4.88%
	MTNP notes (Note 1)	5/3/2006	~~W~~187,640 (USD 200,000)	5/3/2016	Payable in full at maturity	5.88%
	Euro bonds	4/11/2007	~~W~~187,640 (USD 200,000)	4/11/2012	Payable in full at maturity	5.13%
	The 130th Public bond	1/19/2001	~~W~~50,000	1/19/2008	Payable in full at maturity	7.28%
	The 132nd Public bond	2/9/2001	70,000	2/9/2011	Payable in full at maturity	7.68%
	The 133rd Public bond	2/12/2001	50,000	2/12/2008	Payable in full at maturity	6.78%
	The 138th Public bond	2/28/2001	100,000	2/28/2008	Payable in full at maturity	7.45%
	The 154th Public bond	7/31/2002	220,000	7/31/2009	Payable in full at maturity	6.70%
	The 156th Public bond	9/30/2002	180,000	9/30/2009	Payable in full at maturity	6.35%
KT	The 158th Public bond	4/30/2003	220,000	4/30/2008	Payable in full at maturity	5.29%
	The 159th Public bond	10/27/2003	300,000	10/27/2013	Payable in full at maturity	5.39%
	The 160th Public bond	11/24/2003	200,000	11/24/2010	Payable in full at maturity	5.45%
	The 161st Public bond	12/23/2003	230,000	12/23/2010	Payable in full at maturity	5.61%
	The 162nd Public bond	2/27/2004	320,000	2/27/2011	Payable in full at maturity	5.52%
	The 163rd Public bond	3/30/2004	170,000	3/30/2014	Payable in full at maturity	5.51%
	The 164th Public bond	6/21/2004	260,000	6/21/2011	Payable in full at maturity	5.22%
	The 165-1st Public bond	8/26/2004	130,000	8/26/2011	Payable in full at maturity	4.22%
	The 165-2nd Public bond	8/26/2004	140,000	8/26/2014	Payable in full at maturity	4.44%
	The 166-1st Public bond	3/21/2005	220,000	3/21/2010	Payable in full at maturity	4.37%
	The 166-2nd Public bond	3/21/2005	100,000	3/21/2012	Payable in full at maturity	4.57%
	The 167-1st Public bond	4/20/2005	100,000	4/20/2012	Payable in full at maturity	4.59%
	The 167-2nd Public bond	4/20/2005	100,000	4/20/2015	Payable in full at maturity	4.84%
	The 168-1st Public bond	6/21/2005	240,000	6/21/2012	Payable in full at maturity	4.43%
	The 168-2nd Public bond	6/21/2005	90,000	6/21/2015	Payable in full at maturity	4.66%
	The 169th Public bond	4/3/2007	140,000	4/3/2012	Payable in full at maturity	5.01%

KTP	Private bond	5/3/2006	8,333	3/3/2009	Payable in installments	6.32%
	Private bond	12/15/2006	9,300	12/15/2008	Payable in full at maturity	6.25%

KTN	The 18th Private bond	3/31/2005	5,000	3/31/2008	Payable in full at maturity	5.29%
	Public bond	4/17/2007	10,000	4/17/2010	Payable in full at maturity	5.29%

	The 44th Public bond	2/19/2004	360,000	2/19/2009	Payable in full at maturity	5.66%
	The 45th Public bond	3/15/2004	320,000	3/15/2008	Payable in full at maturity	5.24%
KTF	The 47-1st Public bond	7/12/2004	230,000	7/13/2009	Payable in full at maturity	4.95%
	The 47-2nd Public bond	7/12/2004	70,000	7/12/2011	Payable in full at maturity	5.32%
	The 48th Public bond	2/15/2005	200,000	2/15/2010	Payable in full at maturity	5.31%

	The 16th Private bond	1/4/2005	750	1/4/2008	Payable in installments	4.39%
	The 19-1st Public bond	5/10/2005	40,000	5/10/2008	Payable in full at maturity	4.23%
	The 19-2nd Public bond	5/10/2005	10,000	5/10/2010	Payable in full at maturity	4.69%
KTR	The 21-1~5th Private bond	6/15/2005	4,000	6/15/2008	Payable in installments	4.58%
	The 22nd Private bond	8/31/2005	2,500	8/31/2008	Payable in installments	4.95%

KT CORPORATION AND SUBSIDIAIRIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

	2007
							Interest Rate
Company	Type	Issue Date		Amount	Maturity	Repayment Method	per Annum

	The 23rd Public bond		9/14/2005	30,000	9/14/2008	Payable in full at maturity	5.02%
	The 10th Public bond		6/18/2007	40,000	6/18/2010	Payable in full at maturity	5.70%
	The 11th Private bond		12/6/2007	20,000	12/6/2010	Payable in full at maturity	6.85%

	The 1st Private bond		3/16/2007	30,000	3/16/2010	Payable in full at maturity	5.42%
	The 2nd Private bond		4/16/2007	20,000	4/16/2010	Payable in full at maturity	5.56%
	The 3rd Private bond		4/19/2007	20,000	4/19/2008	Payable in full at maturity	5.59%
	The 4th Public bond		5/30/2007	40,000	5/30/2010	Payable in full at maturity	5.70%
	The 5th Private bond		6/29/2007	20,000	6/29/2010	Payable in full at maturity	5.67%
	The 6-1st Public bond		8/3/2007	20,000	8/3/2009	Payable in full at maturity	5.64%
KT Capital	The 6-2nd Public bond		8/3/2007	30,000	8/3/2010	Payable in full at maturity	5.72%
	The 7-1st Public bond		8/31/2007	30,000	8/31/2009	Payable in full at maturity	5.99%
	The 7-2nd Public bond		8/31/2007	20,000	8/31/2010	Payable in full at maturity	6.05%
	The 8th Private bond		9/28/2007	30,000	9/28/2010	Payable in full at maturity	6.26%
	The 9-1st Public bond		10/18/2007	30,000	10/18/2009	Payable in full at maturity	6.37%
	The 9-2nd Public bond		10/18/2007	20,000	10/18/2010	Payable in full at maturity	6.44%
	The 10th Public bond		11/12/2007	50,000	11/12/2008	Payable in full at maturity	6.26%
	The 11th Public bond		12/27/2007	20,000	12/27/2010	Payable in full at maturity	CD(91D	) + 1.39%

Olive Nine	The 5th Private CB (Note 2)		2/17/2006	3,000	2/17/2009	Payable in full at maturity	10.00%

KTF Music (formerly, “Bluecord Technology”)	The 2nd Private bond with warrant (Note 3)		9/2/2005	2,100	9/2/2008	Payable in full at maturity	7.11%

	Total	~~W~~	6,782,283
Less current portion			(910,316)

Long-term portion			5,871,967
Conversion right adjustment			(277)
Repayment premium			695
Discount on bonds			(29,558)

	Net	~~W~~	5,842,827

KT CORPORATION AND SUBSIDIAIRIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

	2008
						Interest Rate
Company	Type	Issue Date	Amount	Maturity	Repayment Method	per Annum

	MTNP notes (Note 1)	6/24/2004	~~W~~754,500 (USD 600,000)	6/24/2014	Payable in full at maturity	5.88%
	MTNP notes (Note 1)	9/7/2004	~~W~~125,750 (USD 100,000)	9/7/2034	Payable in full at maturity	6.50%
	MTNP notes (Note 1)	7/15/2005	~~W~~503,000 (USD 400,000)	7/15/2015	Payable in full at maturity	4.88%
	MTNP notes (Note 1)	5/3/2006	~~W~~251,500 (USD 200,000)	5/3/2016	Payable in full at maturity	5.88%
	Euro bonds	4/11/2007	~~W~~251,500 (USD 200,000)	4/11/2012	Payable in full at maturity	5.13%
	FR notes	9/11/2008	~~W~~251,500 (USD 200,000)	9/11/2013	Payable in full at maturity	4.32%
	The 132nd Public bond	2/9/2001	~~W~~70,000	2/9/2011	Payable in full at maturity	7.68%
	The 154th Public bond	7/31/2002	220,000	7/31/2009	Payable in full at maturity	6.70%
	The 156th Public bond	9/30/2002	180,000	9/30/2009	Payable in full at maturity	6.35%
	The 159th Public bond	10/27/2003	300,000	10/27/2013	Payable in full at maturity	5.39%
	The 160th Public bond	11/24/2003	200,000	11/24/2010	Payable in full at maturity	5.45%
	The 161st Public bond	12/23/2003	230,000	12/23/2010	Payable in full at maturity	5.61%
	The 162nd Public bond	2/27/2004	320,000	2/27/2011	Payable in full at maturity	5.52%
	The 163rd Public bond	3/30/2004	170,000	3/30/2014	Payable in full at maturity	5.51%
KT	The 164th Public bond	6/21/2004	260,000	6/21/2011	Payable in full at maturity	5.22%
	The 165-1st Public bond	8/26/2004	130,000	8/26/2011	Payable in full at maturity	4.22%
	The 165-2nd Public bond	8/26/2004	140,000	8/26/2014	Payable in full at maturity	4.44%
	The 166-1st Public bond	3/21/2005	220,000	3/21/2010	Payable in full at maturity	4.37%
	The 166-2nd Public bond	3/21/2005	100,000	3/21/2012	Payable in full at maturity	4.57%
	The 167-1st Public bond	4/20/2005	100,000	4/20/2012	Payable in full at maturity	4.59%
	The 167-2nd Public bond	4/20/2005	100,000	4/20/2015	Payable in full at maturity	4.84%
	The 168-1st Public bond	6/21/2005	240,000	6/21/2012	Payable in full at maturity	4.43%
	The 168-2nd Public bond	6/21/2005	90,000	6/21/2015	Payable in full at maturity	4.66%
	The 169th Public bond	4/3/2007	140,000	4/3/2012	Payable in full at maturity	5.01%
	The 170th Public bond	1/11/2008	~~W~~174,236 (JPY 12,500,000)	1/11/2011	Payable in full at maturity	1.45%
	The 171st Public bond	2/28/2008	100,000	2/28/2013	Payable in full at maturity	5.41%
	The 172-1st Public bond	3/31/2008	~~W~~62,875 (USD 50,000)	3/31/2011	Payable in full at maturity	4.20%
	The 172-2nd Public bond	3/31/2008	~~W~~138,325 (USD 110,000)	3/31/2012	Payable in full at maturity	4.30%
	The 173-1st Public bond	8/6/2008	~~W~~100,000	8/6/2013	Payable in full at maturity	6.49%
	The 173-2nd Public bond	8/6/2008	100,000	8/6/2018	Payable in full at maturity	6.62%
	The 174-1st Public bond	12/19/2008	100,000	12/19/2010	Payable in full at maturity	5.34%
	The 174-2nd Public bond	12/19/2008	130,000	12/19/2011	Payable in full at maturity	5.56%

KTP	The 4th Private bond	5/3/2006	1,667	3/3/2009	Payable in installments	6.66%

KTN	Public bond	4/17/2007	10,000	4/17/2010	Payable in full at maturity	5.29%
	Public bond	7/24/2008	5,000	7/24/2011	Payable in full at maturity	6.82%

	The 44th Public bond	2/19/2004	360,000	2/19/2009	Payable in full at maturity	5.66%
	The 47-1st Public bond	7/12/2004	230,000	7/13/2009	Payable in full at maturity	4.95%
KTF	The 47-2nd Public bond	7/12/2004	70,000	7/12/2011	Payable in full at maturity	5.32%
	The 48th Public bond	2/15/2005	200,000	2/15/2010	Payable in full at maturity	5.31%

	The 49th Public bond	2/25/2008	~~W~~220,063 (USD 175,000)	2/25/2011	Payable in full at maturity	3.66%
	The 50th Public bond	4/28/2008	~~W~~97,572 (JPY 7,000,000)	4/28/2011	Payable in full at maturity	2.48%
	The 51-1st Public bond	6/20/2008	~~W~~119,463 (USD 95,000)	6/20/2011	Payable in full at maturity	3.13%
KTF	The 51-2nd Public bond	6/20/2008	~~W~~70,000	6/20/2013	Payable in full at maturity	6.41%
	The 52-1st Public bond	8/4/2008	100,000	8/4/2011	Payable in full at maturity	6.20%
	The 52-2nd Public bond	8/4/2008	100,000	8/4/2013	Payable in full at maturity	6.64%
	The 53-1st Public bond	12/1/2008	20,000	12/1/2010	Payable in full at maturity	8.23%

KT CORPORATION AND SUBSIDIAIRIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

	2008
						Interest Rate
Company	Type	Issue Date	Amount	Maturity	Repayment Method	per Annum

	The 53-2nd Public bond	12/1/2008	180,000	12/1/2011	Payable in full at maturity	8.36%

	Public bond (the 19-2nd)	5/10/2005	10,000	5/10/2010	Payable in full at maturity	4.69%
	The 10th Public bond	6/18/2007	40,000	6/18/2010	Payable in full at maturity	5.70%
	The 11th Private bond	12/6/2007	20,000	12/6/2010	Payable in full at maturity	6.85%
KTR	The 12th Public bond	5/23/2008	20,000	5/23/2011	Payable in full at maturity	6.39%
	The 13-1st Public bond	10/2/2008	20,000	10/2/2009	Payable in full at maturity	8.05%
	The 13-2nd Public bond	10/2/2008	10,000	4/2/2010	Payable in full at maturity	8.30%

	The 1st Private bond	3/16/2007	30,000	3/16/2010	Payable in full at maturity	5.80%
	The 2nd Private bond	4/16/2007	20,000	4/16/2010	Payable in full at maturity	5.94%
	The 4th Public bond	5/30/2007	40,000	5/30/2010	Payable in full at maturity	5.70%
	The 5th Private bond	6/29/2007	20,000	6/29/2010	Payable in full at maturity	5.67%
	The 6-1st Public bond	8/3/2007	20,000	8/3/2009	Payable in full at maturity	5.64%
	The 6-2nd Public bond	8/3/2007	30,000	8/3/2010	Payable in full at maturity	5.72%
	The 7-1st Public bond	8/31/2007	30,000	8/31/2009	Payable in full at maturity	5.99%
	The 7-2nd Public bond	8/31/2007	20,000	8/31/2010	Payable in full at maturity	6.05%
	The 8th Private bond	9/28/2007	30,000	9/28/2010	Payable in full at maturity	6.26%
	The 9-1st Public bond	10/18/2007	30,000	10/18/2009	Payable in full at maturity	6.37%
	The 9-2nd Public bond	10/18/2007	20,000	10/18/2010	Payable in full at maturity	6.44%
	The 11th Public bond	12/27/2007	20,000	12/27/2010	Payable in full at maturity	CD(91D	) + 1.39%
	The 12-1st Public bond	1/23/2008	30,000	1/23/2009	Payable in full at maturity	7.50%
	The 12-2nd Public bond	1/23/2008	30,000	7/23/2009	Payable in full at maturity	7.60%
KT Capital	The 13-1st Public bond	2/21/2008	30,000	2/21/2010	Payable in full at maturity	6.33%
	The 13-2nd Public bond	2/21/2008	30,000	2/21/2011	Payable in full at maturity	6.48%
	The 14-1st Public bond	3/28/2008	10,000	3/28/2010	Payable in full at maturity	6.37%
	The 14-2nd Public bond	3/28/2008	10,000	3/28/2011	Payable in full at maturity	6.47%
	The 15th Private bond	4/21/2008	20,000	4/21/2010	Payable in full at maturity	MOR(3M	)+ 1.28%
	The 16-1st Public bond	4/30/2008	60,000	1/30/2010	Payable in full at maturity	6.33%
	The 16-2nd Public bond	4/30/2008	10,000	4/30/2011	Payable in full at maturity	6.46%
	The 17-1st Public bond	5/30/2008	30,000	11/30/2009	Payable in full at maturity	6.71%
	The 17-2nd Public bond	5/30/2008	20,000	11/30/2009	Payable in full at maturity	6.66%
	The 17-3rd Public bond	5/30/2008	50,000	5/30/2013	Payable in full at maturity	7.14%
	The 18-1st Public bond	6/23/2008	30,000	12/23/2009	Payable in full at maturity	7.00%
	The 18-2nd Public bond	6/23/2008	40,000	6/23/2010	Payable in full at maturity	7.12%
	The 18-3rd Public bond	6/23/2008	20,000	6/23/2011	Payable in full at maturity	7.22%
	The 18-4th Public bond	6/23/2008	10,000	6/23/2013	Payable in full at maturity	7.55%

	The 19-1st Public bond	9/11/2008	40,000	9/11/2009	Payable in full at maturity	7.68%
	The 19-2nd Public bond	9/11/2008	10,000	3/11/2010	Payable in full at maturity	7.80%
	The 19-3rd Public bond	9/11/2008	20,000	9/11/2010	Payable in full at maturity	7.93%
KT Capital	The 19-4th Public bond	9/11/2008	10,000	9/11/2010	Payable in full at maturity	CD(91D	)+ 2.10%
	The 20th Public bond	10/27/2008	10,000	10/27/2009	Payable in full at maturity	8.98%
	The 21st Public bond	11/26/2008	30,000	11/26/2009	Payable in full at maturity	9.10%

	Total		~~W~~9,016,951
Less current portion			(1,311,667)

Long-term portion			7,705,284
Discount on bonds			(42,621)

	Net		~~W~~7,662,663

(Note 1)	As of December 31, 2008, the Company has issued notes in the amount of USD 1,300 million with fixed interest rates under Medium Term Note Program (“MTNP”) registered in the Singapore Stock Exchange, which allows issuance of notes up to USD 2,000 million and the unused balance under the program is USD 700 million.

KT CORPORATION AND SUBSIDIAIRIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Note 2)	Details of convertible bonds without guarantee are as follows :

Issued amount (in Korean won)	:	~~W~~4,000 million
Stated interest rate (%)	:	3%
Guaranteed yield rate (%)	:	10%
Conversion price (in Korean won)	:	~~W~~1,584 per share
Convertible period	:	February 17, 2007~February 16, 2009
Number of total convertible shares	:	2,525,252 shares
Converted shares	:	631,313 shares
Unconverted shares	:	1,893,939 shares

On January 7, 2008, above convertible notes were fully converted to 1,893,939 of common shares at ~~W~~1,584 per share.

(Note 3)	Details of bonds with warrants are as follows :

Issued amount (in Korean won)	:	~~W~~3,000 million
Stated interest rate(%)	:	7.11%
Exercise price (in Korean won)	:	~~W~~4,518 per share
Exercise period	:	September 3, 2006~August 2, 2008
Number of total exercisable shares	:	664,010 shares
Exercised shares	:	—
Unexercised shares	:	664,010 shares
Others	:	Subject to request by the holders, certain portion of the bonds are early redeemable before maturity; up to 10	% of issued amount at one year after 1st anniversary of issuance and 20% of issued amount at the interest payment date after 2nd anniversary of issuance. ~~W~~900 million of the issued amount was early redeemed through December 31, 2008.

Above bonds are to be repaid in full in 2009 and the remaining balance of ~~W~~2,100 million was reclassified as current liabilities as of December 31, 2008.

b.	Long-term Borrowings in Korean Won

Long-term borrowings in Korean won as of December 31, 2007 and 2008 are as follows (in millions of Korean won):

	2007			2008
	Maturity	Interest Rate		Maturity	Interest Rate
	Date	per Annum	Amount	Date	per Annum	Amount

Informatization Promotion Fund	2008~2012	4.72~5.39%	~~W~~47,365	2009~2013	4.86~6.28%	~~W~~35,869
Inter-Korean Cooperation Fund	2026	2.00%	5,665	2026	2.00%	6,415
Facility and working capital loans	2008~2015	6.02~7.60%	82,356	2009~2015	5.00~8.12%	79,611
General purpose loans	2009~2010	5.74~6.19%	52,132	2009~2011	5.74~7.01%	74,034
Commercial papers	2008	6.33~6.45%	30,000	2011	6.55~6.71%	30,000

Total			217,518			225,929
Less current portion			(105,453)			(78,245)

Long-term portion			112,065			147,684
Less present value discount			(1,130)			(871)

Net			~~W~~110,935			~~W~~146,813

KT CORPORATION AND SUBSIDIAIRIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Above Informatization Promotion Funds are repayable in installments for three years after two year grace period and Inter-Korean Cooperation Fund is repayable in installments for thirteen years after seven year grace period.

c.	Long-term Borrowings in Foreign Currency

Long-term borrowings in foreign currency as of December 31, 2007 and 2008 are as follows (in millions of Korean won and thousands of foreign currencies):

	2007
			Amount
	Maturity	Interest Rate	Foreign		Korean Won
	Date	per Annum (%)	Currencies		Equivalent

New Telephone Company, Inc.	2008	Libor+3.50	RUB 16,364		~~W~~942
New Telephone Company, Inc.	2009	Libor+3.50	RUB 32,728		1,883
KT Capital	2008~2010	Libor+0.99	USD 23,000		21,579

Total			RUB 49,092 USD 23,000		24,404

Less current portion			(RUB 16,364	) (USD 4,000)	(4,695)

Net			RUB 32,728 USD 19,000		~~W~~19,709

	2008
			Amount
	Maturity	Interest Rate	Foreign	Korean Won
Company	Date	per Annum (%)	Currencies	Equivalent

KTSC	2013	Libor+1.70	USD 28,800	~~W~~36,216
KTF	2010~2011	4.87~5.77	USD 100,000	125,750
KT Capital	2010	Libor+0.99	USD 19,000	23,893
NTC	2010	Libor+3.50	RUB 29,380	1,260
		14.00	RUB 2,877	123
East Telecom	2011	16.50	SUM 890,000	810

Total			USD147,800 RUB 32,257 SUM 890,000	188,052

Less current portion			(USD 40,400)	(50,803)

Net			USD 107,400 RUB 32,257 SUM 890,000	~~W~~137,249

KT CORPORATION AND SUBSIDIAIRIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

d.	Repayment Schedule

Repayment schedule of the Company’s long-term debt as of December 31, 2008 is as follows (in millions of Korean won):

	Bonds
Year Ending	In Local		In Foreign				Borrowings in	Borrowings in
December 31,	Currency		Currency		Sub-total		Local Currency	Foreign Currency		Total

2009	~~W~~	1,311,667	~~W~~	—	~~W~~	1,311,667	~~W~~78,245	~~W~~	50,803	~~W~~	1,440,715
2010		1,490,000		—		1,490,000	63,710		78,594		1,632,304
2011		1,255,000		774,209		2,029,209	68,789		46,583		2,144,581
2012		580,000		389,825		969,825	5,238		8,048		983,111
2013		730,000		251,500		981,500	1,519		4,024		987,043
Thereafter		600,000		1,634,750		2,234,750	8,428		—		2,243,178

Total		~~W~~5,966,667		~~W~~3,050,284		~~W~~9,016,951	~~W~~225,929		~~W~~188,052		~~W~~9,430,932

13.	PROVISIONS

Changes in provisions for the years ended December 31, 2007 and 2008 are as follows (in millions of Korean won):

	2007
	January 1,	Increase	Decrease			December 31,
	2007	(Note 7)	Reversal	Use	Other, Net	2007

Current portion:
Litigation (Note 1)	~~W~~4,991	~~W~~34,269	~~W~~(4,970)	~~W~~(1,441)	~~W~~—	~~W~~32,849
KT members points (Note 2)	1,402	1,600	—	(1,251)	—	1,751
Let’s 010 call bonus points (Note 5)	497	—	—	(535)	4,370	4,332
Sales warranty (Note 3)	3,505	10,549	—	(8,642)	—	5,412
Others	305	2,902	(12)	(122)	—	3,073

Sub total	10,700	49,320	(4,982)	(11,991)	4,370	47,417

Non-current portion:
Call bonus points (Note 4)	72,693	—	(44,097)	(8,509)	—	20,087
Let’s 010 call bonus points (Note 5)	17,758	—	(829)	(5,492)	(6,800)	4,637
Others	1,617	133	(1,037)	(17)	—	696

Sub total	92,068	133	(45,963)	(14,018)	(6,800)	25,420

Total	~~W~~102,768	~~W~~49,453	~~W~~(50,945)	~~W~~(26,009)	~~W~~(2,430)	~~W~~72,837

KT CORPORATION AND SUBSIDIAIRIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

	2008
	January 1,		Decrease		Other,	December 31,
	2008	Increase	Reversal	Use	Net	2008

Current portion:
Litigation (Note 1)	~~W~~32,849	~~W~~18,748	~~W~~(1)	~~W~~(32,024)	~~W~~—	~~W~~19,572
KT members points (Note 2)	1,751	257	(1,045)	(282)	—	681
KT points (Note 4)	—	—	—	(5,414)	10,188	4,774
Let’s 010 call bonus points (Note 5)	4,332	—	—	(4,493)	5,665	5,504
Sales warranty (Note 3)	5,412	8,623	—	(8,736)	—	5,299
Others	3,073	5,908	(7)	(5,989)	—	2,985

Sub total	47,417	33,536	(1,053)	(56,938)	15,853	38,815

Non-current portion:
KT points (Note 4)	20,087	—	(2,800)	—	(10,188)	7,099
Let’s 010 call bonus points (Note 5)	4,637	6,137	—	—	(5,665)	5,109
Asset retirement obligation (Note 6)	—	20,382	—	—	51,151	71,533
Others	696	925	(216)	—	—	1,405

Sub total	25,420	27,444	(3,016)	—	35,298	85,146

Total	~~W~~72,837	~~W~~60,980	~~W~~(4,069)	~~W~~(56,938)	~~W~~51,151	~~W~~123,961

(Note 1)	The amount recognized as litigation provision represents the estimate of payments required to settle the obligation.

(Note 2)	The Company recorded provisions for the KT members’ points, for VIP customers of the fixed-line or mobile telephone users who are entitled to receive certain goods and other benefits with ~~W~~25,000 per person.

(Note 3)	KTFT, a subsidiary, recorded sales warranty provisions based on the estimated warranty cost for the products sold. Sales warranty provisions are calculated in proportion to cost of goods sold based on the historical defect experiences.

(Note 4)	The amount recognized as call bonus points represents the estimate of payments for KT points which are provided to fixed-line customers based on the usage of the services. Once certain criteria are met, customers are entitled to receive certain goods and other benefits from the Company. Such provision is reviewed at each balance sheet date and adjusted to reflect the current best estimate when new estimates are necessary as a result of changes in circumstances, which were used as the bases for such estimates, or an acquisition of new information or additional experience on the usage rate, the expiration of points and others.

(Note 5)	The Company recorded provision for the Let’s 010 (KT-PCS) call bonus points provided to its PCS subscribers who are entitled to receive certain goods and other benefits from the Company.

(Note 6)	When the Company is responsible for restoration of leased facility after termination of the lease contract, the present value of expected future expenditure for the restoration is recorded as a liability.

(Note 7)	Amount until the date of acquisition of the newly consolidated entities in 2007 was excluded.

KT CORPORATION AND SUBSIDIAIRIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

14.	LEASE

a.	Lessees

Property and equipment acquired through lease arrangements with GE Capital and others as of December 31, 2007 and 2008 are as follows:

i)	Finance Lease

Property and equipment acquired through finance lease arrangements with GE Capital as of December 31, 2007 and 2008 are as follows (in millions of Korean won):

	2007		2008

Acquisition cost	~~W~~	66,965	~~W~~	67,208
Accumulated depreciation		(44,482)		(53,596)

Net balance	~~W~~	22,483	~~W~~	13,612

Depreciation	~~W~~	14,742	~~W~~	8,852

Annual future lease payments of such leases as of December 31, 2008 are as follows (in millions of Korean won):

Year Ending December 31,	Lease Payment

2009	~~W~~	11,038
2010~2013		7,588

Total		18,626
Less amounts representing interest		(1,139)

Principal amount		17,487
Less current portion		(10,185)

Net	~~W~~	7,302

ii)	Operating Lease

Annual future lease payments of operating lease arrangements with HP Financial Co., Ltd. and others as of December 31, 2008 are as follows (in millions of Korean won):

Year Ending December 31,	Lease Payment

2009	~~W~~	1,040
2010		184

Total	~~W~~	1,224

KT CORPORATION AND SUBSIDIAIRIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

b.	Lessors

i)	Finance Lease

The present values of minimum lease payments and gross investments in the leased assets provided by the Company as of December 31, 2008 are as follows (in millions of Korean won):

Year Ending December 31,	Lease Payment

2009	~~W~~	185,312
2010~2013		290,552
Thereafter		5,608

Total		481,472
Less amounts representing interest		(3,722)

Principal amount		477,750
Less current portion		(183,309)

Net	~~W~~	294,441

ii)	Operating Lease

Annual future lease receipts from operating lease arrangements to be recognized by the Company as of December 31, 2008 are as follows (in millions of Korean won):

Year Ending December 31,	Lease Payment

2009	~~W~~	36,556
2010~2013		27,218

Total	~~W~~	63,774

15.	REFUNDABLE DEPOSITS FOR TELEPHONE INSTALLATION

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

KT CORPORATION AND SUBSIDIAIRIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

16.	ASSETS AND LIABILITIES DENOMINATED IN FOREIGN CURRENCIES

Significant assets and liabilities denominated in foreign currencies (excluding those held by overseas subsidiaries) as of December 31, 2007 and 2008 are summarized as follows (in millions of Korean won and thousands of foreign currencies):

	2007			2008
		Korean			Korean
	Foreign	Won		Foreign	Won
	Currencies	Equivalent		Currencies	Equivalent

Assets:
Cash and cash equivalents	USD 18,346	~~W~~	17,211	USD 26,124	~~W~~	32,851
	JPY 12,067		101	JPY 20,278		282
Short-term investment assets	USD 15,327		14,380	USD 15,327		19,273
Accounts receivable — trade	USD 168,404		157,996	USD 164,536		206,905
	JPY 6,898		57	JPY 178,880		2,493
	SDR 19,033		28,187	SDR 17,623		34,301
	EUR 286		395	EUR 486		864
Loans	USD 23,000		21,579	USD 49,000		61,618
Accounts receivable — other	USD 506		476	USD 2,975		3,741
	—		—	JPY 2,139		30
Guarantee deposits	USD 557		523	USD 557		700
Deposits provided	USD 24		22	USD 10		12

	USD 226,164			USD 258,529
	JPY 18,965			JPY 201,297
	SDR 19,033			SDR 17,623
Total assets	EUR 286	~~W~~	240,927	EUR 486	~~W~~	363,070

Liabilities:
Accounts payable — trade	USD 158,782	~~W~~	148,969	USD 135,049	~~W~~	169,824
	JPY 107,080		892	JPY 134,945		1,882
	SDR 16,350		24,213	SDR 12,413		24,160
	EUR 123		170	EUR 468		831
	AUD 112		92	AUD 17		15
Accounts payable — other	USD 18,180		17,057	USD 2,227		2,800
	JPY 507,945		4,233	—		—
	GBP 194		363	GBP 1		2
	KWD 4		13	—		—
	EUR 540		745	EUR 25		44
	—		—	CNY 6		1
	—		—	HKD 17		3
	USD 25,067		23,517	USD 2,601		3,271
Short-term borrowings	JPY 267,296		2,227	JPY 58,587		817
Withholdings	USD 39		37	USD 215		271
Accrued expenses	USD 524		492	USD 1,470		1,849
	EUR 15		21	EUR 15		26
Current portion of bonds and long-term borrowings	—		—	USD 6,400		8,048
Key money deposits	—		—	USD 14		18
Bonds and long-term borrowings	USD 1,523,000		1,428,879	USD 2,271,400		2,856,286
	—		—	JPY 19,500,000		271,808

	USD 1,725,592			USD 2,419,376
	SDR 16,350			SDR 12,413
	EUR 678			EUR 508
	AUD 112			AUD 17
	JPY 882,321			JPY 19,693,532
	GBP 194			GBP 1
	KWD 4			—
	—			CNY 6
Total liabilities	—	~~W~~	1,651,920	HKD 17	~~W~~	3,341,956

KT CORPORATION AND SUBSIDIAIRIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

17.	TRANSACTIONS AND BALANCES WITH RELATED PARTIES

KT and subsidiaries have engaged in various business transactions amongst themselves and equity method investees. The transactions include providing PCS network capacities, system and network integration service, public telephone maintenance service, 114 call center operation service and other.

KT’s significant account balances with related parties as of December 31, 2007 and 2008 are summarized as follows (in millions of Korean won):

Related Party	Account	2007		2008

Subsidiary:
KTF	Receivables	~~W~~	47,850	~~W~~	52,750
	Payables		188,701		172,700
	Key money deposits received		23,988		21,392
KTH	Receivables		777		1,320
	Accrued expenses		12,943		12,046
KTN	Receivables		7,351		5,413
	Payables		45,508		42,912
KTL	Receivables		681		99
	Payables		20,408		24,188
KTFT	Receivables		629		2,496
	Payables		13,010		11,117
KTC	Receivables		1,844		2,010
	Payables		15,298		19,403
KTR	Receivables		1,077		60
	Payables		58,912		56,128
KTP	Receivables		776		1,225
	Payables		50		1,474
KT Capital	Receivables		4		1
	Payables		3,823		42,074
KTDS	Receivables		—		5
	Payables		—		27,864
Others	Receivables		3,933		3,275
	Payables		8,379		4,203
Equity method investee:
KDB	Receivables		6,944		6,453
	Payables		7,682		7,308
KID	Receivables		1,074		1,269
	Payables		15,763		14,700
CURD (formerly, “KNRDC”)	Receivables		33		1
	Payables		11,486		4,415
KIS	Receivables		18		570
	Payables		12,211		8,514
Goodmorning F Co., Ltd.	Payables		8,267		7,266
eNtoB Corp.	Payables		17,198		10,585
Korea Seoul Contact all Co., Ltd.	Payables		3,482		4,829
Korea Service and Communication Co., Ltd.	Payables		2,768		3,247
Korea Call Center Co., Ltd.	Payables		2,395		3,231
TMworld Co., Ltd.	Payables		2,364		3,217
UMS&C	Payables		2,582		3,075
Information Technology Service Bukbu Corporation	Payables		—		3,854
Information Technology Solution Nambu Corporation	Payables		—		4,606
Information Technology Solution Seobu Corporation	Payables		—		3,777
Information Technology Solution Busan Corporation	Payables		—		4,321
Information Technology Solution Jungbu Corporation	Payables		—		4,310
Information Technology Solution Honam Corporation	Payables		—		3,713
Information Technology Solution Daegu Corporation	Payables		—		2,567
Other	Receivables		14		738
	Payables		1,110		3,289

Total	Receivables	~~W~~	73,005	~~W~~	77,685

	Payables	~~W~~	478,328	~~W~~	536,325

KT CORPORATION AND SUBSIDIAIRIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Significant transactions between KT and its related parties for the years ended December 31, 2006, 2007 and 2008 are summarized as follows (in millions of Korean won):

Related Party	Transactions	Account	2006		2007		2008

Subsidiary:
KTF	Leased line charges and other	Operating revenue	~~W~~	424,512	~~W~~	451,668	~~W~~	443,880
	Purchase of PCS networks and other	Operating expense		730,399		761,299		756,002
KTH	Leased line charges and other	Operating revenue		3,493		5,071		10,935
	Commission and other	Operating expense		41,020		46,510		45,396
KTN	Leased line charges and other	Operating revenue		39,644		38,663		38,970
	Cost of system integration (“SI”), network integration business and other	Operating expense		172,716		147,994		178,408
KTL	Leased line charges and other	Operating revenue		10,605		1,710		1,311
	Commissions and other	Operating expense		98,277		86,188		79,428
KTFT	Telecommunication revenue and other	Operating revenue		1,175		3,327		2,347
	Cost of goods sold and other	Operating expense		86,720		88,443		52,847
KTC	Telecommunication revenue and other	Operating revenue		976		1,027		1,912
	Commissions and other	Operating expense		28,004		24,226		22,573
KTR	Telecommunication revenue and other	Operating revenue		2,549		2,600		2,232
	Commissions and other	Operating expense		34,394		42,991		44,917
KTP	Telecommunication revenue and other	Operating revenue		21,531		12,655		10,716
	Commissions and other	Operating expense		1,681		1,071		946
KT Capital	Telecommunication revenue and other	Operating revenue		—		45		87
	Interest expense of lease and other	Operating expense		—		88		2,129
KTDS	Telecommunication revenue and other	Operating revenue		—		—		3,106
	Commissions and other	Operating expense		—		—		55,101
Other	Telecommunication revenue and other	Operating revenue		2,925		11,043		12,815
	Commissions and other	Operating expense		7,323		23,722		26,116
Equity method investee:
KDB	SI revenue and other	Operating revenue		89,520		86,363		77,414
	Commission and other	Operating expense		5,591		5,497		1,822
KID	Rent and other	Operating revenue		12,666		12,419		14,051
	Commission and other	Operating expense		111,425		95,117		91,034
Goodmorning F Co., Ltd.	Telecommunication revenue and other	Operating revenue		449		494		487
	Commission and other	Operating expense		50,677		47,789		42,830
CURD (formerly, “KNRDC”)	Telecommunication revenue and other	Operating revenue		649		773		459
	Commission and other	Operating expense		58,035		38,773		23,008
KIS	Telecommunication revenue and other	Operating revenue		17,610		18,064		17,298
	Commission and other	Operating expense		75,806		68,892		50,403
eNtoB Corp.	Commission and other	Operating expense		132,655		129,802		110,753
MOS facilities (formerly, “Mostech”)	Telecommunication revenue and other	Operating revenue		—		207		342
	Commission and other	Operating expense		—		13,387		8,107
Korea Seoul Contact all Co., Ltd.	Commission and other	Operating expense		—		37,184		41,426
Korea Service and Communication Co., Ltd.	Commission and other	Operating expense		—		30,428		30,761
Korea Call Center Co., Ltd.	Commission and other	Operating expense		—		27,460		28,965
TMworld Co., Ltd.	Commission and other	Operating expense		—		26,983		29,478
UMS&C	Commission and other	Operating expense		—		26,434		29,921
Information Technology Service Bukbu Corporation	Commission and other	Operating expense		—		—		11,802
Information Technology Solution Nambu Corporation	Commission and other	Operating expense		—		—		13,954
Information Technology Solution Seobu Corporation	Commission and other	Operating expense		—		—		12,430
Information Technology Solution Busan Corporation	Commission and other	Operating expense		—		—		11,282
Information Technology Solution Jungbu Corporation	Commission and other	Operating expense		—		—		12,569
Information Technology Solution Honam Corporation	Commission and other	Operating expense		—		—		11,907
Information Technology Solution Daegu Corporation	Commission and other	Operating expense		—		—		6,690
Other	Telecommunication revenue and other	Operating revenue		582		3,020		8,218
	Commission and other	Operating expense		35,986		2,261		16,413

Total		Revenues	~~W~~	628,886	~~W~~	649,149	~~W~~	646,580

		Expenses	~~W~~	1,670,709	~~W~~	1,772,539	~~W~~	1,849,418

KT CORPORATION AND SUBSIDIAIRIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Compensation to KT’s key management personnel for the years ended December 31, 2006, 2007 and 2008 are as follows (in millions of Korean won):

	2006		2007		2008		Description

Benefits	~~W~~	20,878	~~W~~	19,397	~~W~~	20,203	Salaries, bonuses and other allowances, retirement benefits, medical benefits and other
Share-based payments		227		1,047		1,420	Other share-based payments and others

Total	~~W~~	21,105	~~W~~	20,444	~~W~~	21,623

KT considers its management of vice president or higher, who have the authority and responsibility for planning, operation and control and are in charge of business or division unit, and non-permanent directors as key management personnel.

Significant account balances amongst subsidiaries as of December 31, 2007 and 2008 are as follows (in millions of Korea won):

Creditor	Debtor	Account	2007		2008

KTFT	KTF	Accounts receivable — trade	~~W~~	92,269	~~W~~	59,902
KTR	KTP	Long-term accounts receivable — trade and others		31,303		29,164
Other				35,066		68,261

Total			~~W~~	158,638	~~W~~	157,327

Significant transactions amongst subsidiaries for the years ended December 31, 2006, 2007 and 2008 are as follows (in millions of Korea won):

Seller	Purchaser	2006		2007		2008

KTFT	KTF	~~W~~	218,924	~~W~~	358,150	~~W~~	304,361
KTF	KTF M&S		—		137,602		398,556
Other			90,291		163,213		412,795

Total		~~W~~	309,215	~~W~~	658,965	~~W~~	1,115,712

As of December 31, 2008, the Company has provided guarantees for related parties as follows (in millions of Korean won):

Guarantor	Guarantee	Description	Amount

KTN	KTR	Guarantee for loan	~~W~~	10,352
KTF Music	Music City Media	Joint liability on guarantee for borrowings		61
Olive Nine	Olive Nine Entertainment	Joint liability on guarantee for borrowings		34

Total			~~W~~	10,447

18.	COMMON STOCK AND CAPITAL SURPLUS

As of December 31, 2008, the Company’s number of shares authorized are 1,000,000,000 shares with par value of ~~W~~5,000 per share.

KT CORPORATION AND SUBSIDIAIRIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

As of December 31, 2007 and 2008, the number of shares issued by the Company are 275,202,400 shares and 273,535,700 shares, respectively, and the common stock amounted to ~~W~~1,560,998 million. As allowed by the Securities Exchange Law, the Company retired 36,997,259 and 38,663,959 treasury shares by charges against retained earnings through December 31, 2007 and 2008, respectively. Therefore, the common stock amount differs from the amount resulting from multiplying the number of shares issued by ~~W~~5,000 par value of common stock.

19.	RETAINED EARNINGS RESTRICTED IN USE

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

20. COMPREHENSIVE INCOME

Comprehensive income for the years ended December 31, 2007 and 2008 are as follows (in millions of Korean won):

Description	2007		2008

Net income	~~W~~	1,170,978	~~W~~	513,290
Cumulative effect of changes in accounting policies		—		3,852
Other comprehensive income (loss):
Gain on translation of foreign operations		55		13,559
Loss on translation of foreign operations (Tax effect: ~~W~~5,005 million for 2007 and (~~W~~3,632) million for 2008)		22,136		11,779
Unrealized gain on available-for-sale securities (Tax effect: ~~W~~1,189 million for 2007 and ~~W~~2,988 million for 2008)		4,164		(8,939)
Unrealized loss on available-for-sale securities (Tax effect: ~~W~~1,872 million for 2008)		—		(7,545)
Increase in equity of associates (Tax effect: (~~W~~2,789) million for 2007 and ~~W~~3,779 million for 2008)		(714)		9,954
Decrease in equity of associates (Tax effect: (~~W~~4,942) million for 2007 and (~~W~~6,517) million for 2008)		3,762		961
Gain on valuation of derivatives for cash flow hedge (Tax effect: (~~W~~768) million for 2007 (~~W~~2,288) million for 2008)		2,024		9,374
Loss on valuation of derivatives for cash flow hedge (Tax effect: ~~W~~4,989 million for 2008)		—		(18,370)

Comprehensive income	~~W~~	1,202,405	~~W~~	527,915

Attributable to : Equity holders of the parent	~~W~~	1,082,829	~~W~~	462,258
Minority interest		119,576		65,657

	~~W~~	1,202,405	~~W~~	527,915

KT CORPORATION AND SUBSIDIAIRIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

21.	SHARE-BASED PAYMENTS

KT granted stock options to its executive officers and directors through 2006 in accordance with the stock option plan approved by its board of directors of which details are as follows:

	1st Grant	2nd Grant	3rd Grant	4th Grant	5th Grant

Grant date	Dec. 26, 2002	Sep. 16, 2003	Dec. 12, 2003	Feb. 4, 2005	Apr. 28, 2005
Grantee	Executives	Outside directors	Executives	Executives	Executives
Number of basic allocated shares upon grant	460,000	36,400	80,000	50,800	45,700
Number of additional shares related to business performance upon grant	220,000	—	40,000	20,000	20,000
Number of shares expected to be exercised upon grant	562,958	36,400	106,141	60,792	55,692
Number of settled or forfeited shares	191,326	33,400	106,141	10,800	65,700
Number of allocated shares as of December 31, 2008	300,415	3,000	—	40,000	—
Number of additional shares related to business performance as of December 31, 2008	71,217	—	—	3,153	—
Number of shares expected to be exercised	371,632	3,000	—	43,153	—
Fair value (in Korean won)	~~W~~22,364	~~W~~12,443	~~W~~10,926	~~W~~12,322	~~W~~10,530
Total compensation cost
(in millions of Korean won)	~~W~~8,311	~~W~~38	~~W~~—	~~W~~531	~~W~~—
Exercise price (in Korean won)	~~W~~70,000	~~W~~57,000	~~W~~65,000	~~W~~54,600	~~W~~50,400
Exercise period	Dec.27, 2004	Sep.17, 2005	Dec.13, 2005	Feb. 5, 2007	Apr. 29, 2007
	~Dec. 26, 2009	~Sep.16, 2010	~Dec.12, 2010	~Feb. 4, 2012	~Apr. 28, 2012
Valuation method	Fair value method	Fair value method	Fair value method	Fair value method	Fair value method

Upon exercise, the Company can elect one of the following settlement methods; an issuance of new shares, a provision of treasury stock or cash settlement (cash and provision of treasury stock) subject to its circumstances.

KT adopted the fair value method to measure compensation costs based on the following valuation assumptions and methods are as follows:

	1st Grant	2nd Grant	3rd Grant	4th Grant	5th Grant

Risk free interest rate	5.46%	4.45%	5.09%	4.43%	4.07%
Expected duration	4.5 years to	4.5 years	4.5 years to	4.5 years to	4.5 years to
	5.5 years		5.5 years	5.5 years	5.5 years
Expected volatility	49.07%	34.49%	31.26%	33.41%	33.51%
	~ 49.90%		~ 33.90%	~ 42.13%	~ 35.92%
Expected dividend yield ratio	1.10%	1.57%	1.57%	5.86%	5.86%

KT CORPORATION AND SUBSIDIAIRIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Of total compensation costs calculated using the fair value method, the compensation costs recognized through December 31, 2008 are as follows (in millions of Korean won):

	1st Grant		2nd Grant		3rd Grant		4th Grant		5th Grant		Total

Total compensation costs before adjustment	~~W~~	10,602	~~W~~	453	~~W~~	1,160	~~W~~	749	~~W~~	586	~~W~~	13,550
Total compensation costs cancelled		(2,291)		(415)		(1,160)		(218)		(586)		(4,670)

Total compensation costs after adjustment		8,311		38		—		531		—		8,880
Compensation costs recognized in prior years		(8,311)		(38)		—		(531)		—		(8,880)

Compensation costs to be reflected in current year		—		—		—		—		—		—
Compensation costs recognized in current year		—		—		—		—		—		—

Compensation costs to be recognized after current year	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—

Details of stock grants to directors including chief executive officer after January 1, 2007 are as follows:

	1st Grant	2nd Grant

Grant date	March 29, 2007	March 27, 2008
Grantee	Registered directors	Registered directors
Estimated number of shares granted upon grant	23,925 shares	29,481 shares
	Service condition: one year	Service condition: one year
	Non-market performance condition:	Non-market performance condition:
Vesting Conditions	achievement of performance	achievement of performance
Fair value per option (in Korean won)	~~W~~42,706	~~W~~48,160
Total compensation costs (in Korean won)	~~W~~1,022 million	~~W~~1,420 million
Estimated exercise date	March 29, 2008	March 27, 2009
Valuation method	Fair value method	Fair value method

Above compensation costs were calculated based on the fair value method and charged to current operations for the year ended December 31, 2008 as follows (in millions of Korean won):

	1st Grant		2nd Grant

Total compensation costs	~~W~~	1,022	~~W~~	1,420
Compensation costs recognized in prior years		(1,022)		—

Compensation costs to be reflected in current year		—		1,420
Compensation costs recognized in current year		—		(1,420)

Compensation costs to be recognized after current year	~~W~~	—	~~W~~	—

KT CORPORATION AND SUBSIDIAIRIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

22.	TREASURY STOCK

Changes in KT’s treasury stock for the years ended December 31, 2007 and 2008 are as follows (in millions of Korean won except for share data):

	2007
	January 1, 2007			Increase			Disposal			Retirement			December 31, 2007
	Number of			Number of			Number of			Number of			Number of
	Shares	Amount		Shares	Amount		Shares	Amount		Shares	Amount		Shares	Amount

Direct purchase by the Securities and Exchange Act	70,273,052	~~W~~	3,733,861	4,425,000	~~W~~	196,329	(16,645)	~~W~~	(884)	(4,425,000)	~~W~~	(196,329)	70,256,407	~~W~~	3,732,977
Indirect purchase through trust agreement and other	1,259,170		92,711	—		—	—		—	—		—	1,259,170		92,711

	71,532,222	~~W~~	3,826,572	4,425,000	~~W~~	196,329	(16,645)	~~W~~	(884)	(4,425,000)	~~W~~	(196,329)	71,515,577	~~W~~	3,825,688

	2008
	January 1, 2008			Increase			Disposal			Retirement			December 31, 2008
	Number of			Number of			Number of			Number of			Number of
	Shares	Amount		Shares	Amount		Shares	Amount		Shares	Amount		Shares	Amount

Direct purchase by the Securities and Exchange Act	70,256,407	~~W~~	3,732,977	1,666,700	~~W~~	73,807	(15,173)	~~W~~	(807)	(1,666,700)	~~W~~	(73,807)	70,241,234	~~W~~	3,732,170
Indirect purchase through trust agreement and other	1,259,170		92,711	—		—	—		—	—		—	1,259,170		92,711

	71,515,577	~~W~~	3,825,688	1,666,700	~~W~~	73,807	(15,173)	~~W~~	(807)	(1,666,700)	~~W~~	(73,807)	71,500,404	~~W~~	3,824,881

Above treasury stocks are expected to be used for the stock compensation to the Company’s directors and employees, swap with KTF stocks in the expected merger with KTF and other purposes.

23.	OPERATING REVENUES

Operating revenues for the years ended December 31, 2006, 2007 and 2008 are as follows (in millions of Korean won):

	2006		2007		2008

Internet services	~~W~~	2,471,086	~~W~~	2,497,897	~~W~~	2,678,513
Data communication services		1,284,213		1,270,607		1,335,728
Telephone services		5,817,000		5,592,349		5,199,711
PCS services		5,510,319		5,874,610		6,261,045
PCS handsets sales		1,888,978		2,323,828		2,867,216
Other		853,284		1,100,791		1,302,330

Total	~~W~~	17,824,880	~~W~~	18,660,082	~~W~~	19,644,543

KT CORPORATION AND SUBSIDIAIRIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

24.	CONSTRUCTION CONTRACTS

Details of construction contracts as of December 31, 2006, 2007 and 2008 are as follows (in millions of Korean won):

	2006
	Beginning Contract		Increase		Recognized as		Ending Contract
	Balance		(Decrease)		Revenue (Note)		Balance

Jungja Dong, Suwon	~~W~~	48,657	~~W~~	—	~~W~~	(21,499)	~~W~~	27,158
Sungsu Dong, Seoul		140,000		11,081		(34,114)		116,967
Bugae Dong, Incheon		191,713		—		(7,534)		184,179
Gaya Dong, Busan		11,055		(36)		(11,019)		—

Total	~~W~~	391,425	~~W~~	11,045	~~W~~	(74,166)	~~W~~	328,304

	2007
	Beginning Contract				Recognized as		Ending Contract
	Balance		Increase		Revenue (Note)		Balance

Jungja Dong, Suwon	~~W~~	27,158	~~W~~	37	~~W~~	(26,916)	~~W~~	279
Sungsu Dong, Seoul		116,967		1,600		(54,731)		63,836
Bugae Dong, Incheon		184,179		6,260		(33,347)		157,092

Total	~~W~~	328,304	~~W~~	7,897	~~W~~	(114,994)	~~W~~	221,207

	2008
	Beginning Contract				Recognized as		Ending Contract
	Balance		Increase		Revenue (Note)		Balance

Jungja Dong, Suwon	~~W~~	279	~~W~~	—	~~W~~	(279)	~~W~~	—
Sungsu Dong, Seoul		63,836		—		(50,308)		13,528
Bugae Dong, Incheon		157,092		—		(78,220)		78,872
Sungsu dong, Seoul (factory building)		—		64,689		(212)		64,477

Total	~~W~~	221,207	~~W~~	64,689	~~W~~	(129,019)	~~W~~	156,877

(Note) These revenues are classified as other in operating revenues.

KT CORPORATION AND SUBSIDIAIRIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

25.	OPERATING EXPENSES

Operating expenses for the years ended December 31, 2006, 2007 and 2008 are as follows (in millions of Korean won):

	2006		2007		2008

Salaries and wages	~~W~~	2,224,598	~~W~~	2,242,295	~~W~~	2,281,587
Share-based payment		531		1,251		1,922
Provision for severance indemnities		240,843		360,476		362,342
Employee welfare		527,062		528,902		567,878
Travel		42,057		38,568		31,725
Communications		65,825		76,983		58,981
Electric and water charges		227,262		245,231		248,848
Taxes and dues		197,196		195,874		200,287
Supplies		37,199		37,765		37,541
Publications		5,773		6,281		5,215
Rent		219,825		226,327		249,827
Depreciation		3,185,193		3,193,591		3,214,325
Amortization		371,616		408,611		415,393
Repairs		414,428		288,715		207,332
Maintenance		290,590		322,364		373,006
Automobile maintenance		29,307		30,637		20,337
Insurance		20,496		23,157		30,003
Commissions		1,042,180		1,147,640		1,489,471
Advertising		232,202		274,450		221,779
Education and training		39,092		31,331		29,432
Praise and reward		10,894		11,168		12,707
Research		225,321		238,722		235,508
Development		56,424		52,288		47,639
Interconnection charges		1,177,896		1,200,373		1,234,474
Cost of services		606,440		776,782		525,527
International settlement payment		203,339		216,962		263,464
Cost of goods sold		1,682,009		1,911,897		2,367,211
Promotion		561,186		749,029		1,079,580
Sales commission		1,348,156		1,902,106		2,129,674
Provision for doubtful accounts		111,285		71,502		150,583
Other		99,009		145,747		163,380

Sub-total		15,495,234		16,957,025		18,256,978
Less : transfer to other accounts		(53,730)		(42,284)		(40,197)

	~~W~~	15,441,504	~~W~~	16,914,741	~~W~~	18,216,781

KT CORPORATION AND SUBSIDIAIRIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

26.	INCOME TAX EXPENSE

Components of income tax expense for the years ended December 31, 2006, 2007 and 2008 are as follows (in millions of Korean won):

	2006		2007		2008

Current income tax expense (including additional income taxes and tax refunds)	~~W~~	399,097	~~W~~	402,254	~~W~~	294,620
Changes in deferred income tax assets and liabilities related to temporary differences (including tax loss and credits carryforwards) (Note)		77,275		(45,506)		(126,811)
Income tax expense directly reflected in stockholders’ equity		(247)		51		50

Income tax expense	~~W~~	476,125	~~W~~	356,799	~~W~~	167,859

(Note)	Changes in deferred income tax assets and liabilities related to temporary differences (in millions of Korean won):

	2007		2008

Ending deferred income tax assets	~~W~~	349,058	~~W~~	482,721
Beginning deferred income tax assets		(305,856)		(349,058)
Changes in deferred income tax assets (liabilities) directly added to (deducted from) stockholders’ equity		2,304		(3,000)
Other		—		(3,852)

Changes in deferred income tax assets	~~W~~	45,506	~~W~~	126,811

An explanation of the relationship between income tax expense and income from continuing operations before income tax expense for the years ended December 31, 2006, 2007 and 2008 are as follows (in millions of Korean won) :

	2006		2007		2008

Income from continuing operations before income tax expense	~~W~~	1,985,846	~~W~~	1,447,763	~~W~~	681,149

Income tax expense at statutory income tax rate (For 2006 and 2007: Less than ~~W~~100 million: 14.3% Over ~~W~~100 million: 27.5% For 2008: Less than ~~W~~200 million: 12.1% Over ~~W~~200 million: 27.5%)		546,108		398,123		187,285
Differences (Note)		(69,983)		(41,324)		(19,426)

Income tax expense on continuing operations	~~W~~	476,125	~~W~~	356,799	~~W~~	167,859

Effective tax rates		23.98%		24.64%		24.64%

(Note) Differences:
Non-temporary difference	~~W~~	79,895	~~W~~	18,704	~~W~~	25,412
Changes in deferred income tax assets (liabilities) unrecognized related to equity method investment securities		24,918		37,987		91,072
Tax credit		(160,875)		(121,159)		(203,070)
Additional income tax and tax refund for prior years		(13,921)		30,545		(4,377)
Tax rate changes		—		—		72,839
Other		—		(7,401)		(1,302)

	~~W~~	(69,983)	~~W~~	(41,324)	~~W~~	(19,426)

KT CORPORATION AND SUBSIDIAIRIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Changes in temporary differences, including tax loss and credits carryforwards, and deferred income tax assets (liabilities) for the years ended December 31, 2007 and 2008 are as follows (in millions of Korean won):

	2007
			Final Tax Return								Deferred Income Tax Assets
			Amount						December 31,		(Liabilities)
	January 1, 2007		(Note 1)		Increase		Decrease		2007		Current		Non-Current

(Deductible temporary differences)
Allowance for doubtful accounts	~~W~~	490,318	~~W~~	419,703	~~W~~	—	~~W~~	(61,625)	~~W~~	358,078	~~W~~	92,990	~~W~~	5,480
Inventories		42,972		42,256		—		(7,277)		34,979		9,619		—
Derivative instruments		158,962		158,746		5,975		—		164,721		45,298		—
Available-for-sale securities		18,941		19,009		—		(5,727)		13,282		—		3,653
Equity method investment securities		1,301,777		1,301,777		118,542		(19,496)		1,400,823		—		385,226
Contribution for construction		176,404		176,404		29,204		—		205,608		—		56,542
Accrued expenses		238,753		246,775		51,146		—		297,921		81,928		—
Provisions		102,768		113,234		—		(29,315)		83,919		19,275		3,802
Provision for severance indemnities		772,554		775,962		232,432		—		1,008,394		—		277,309
Refundable deposits for telephone installation		56,851		56,851		—		(2,851)		54,000		—		14,850
Other		19,173		111,793		37,789		—		149,582		(19,583)		60,720

Sub total		3,379,473	~~W~~	3,422,510	~~W~~	475,088	~~W~~	(126,291)		3,771,307		229,527		807,582

Not recognized as deferred income tax assets (Note 2)		(1,417,575)								(1,559,920)		(3,320)		(425,659)

Recognized as deferred income tax assets		1,961,898								2,211,387		226,207		381,923
Tax rate (Note 3)		27.5%								27.5%

Deferred income tax assets		539,522								608,130		226,207		381,923

KT CORPORATION AND SUBSIDIAIRIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

	2007
				Final Tax
				Return							Deferred Income Tax Assets
	January 1,			Amount					December 31,		(Liabilities)
	2007			(Note 1)	Increase		Decrease		2007		Current		Non-Current

(Taxable temporary differences)
Accrued interest income		(5,305)	~~W~~	(5,589)	~~W~~	(527)	~~W~~	—		(6,116)		(1,682)		—
Equity method investment securities		(82,043)		(82,043)		(40,026)		—		(122,069)		—		(33,569)
Depreciation		(96,013)		(98,339)		—		60,105		(38,234)		—		(10,515)
Deposits for severance indemnities		(746,828)		(749,807)		(220,946)		—		(970,753)		—		(266,956)
Derivatives instruments		—		—		(2,792)		—		(2,792)		—		(768)
Reserve for technology and human resource development		(320,000)		(320,000)		—		106,667		(213,333)		—		(58,667)

Sub total		(1,250,189)	~~W~~	(1,255,778)	~~W~~	(264,291)	~~W~~	166,772		(1,353,297)		(1,682)		(370,475)

Not recognized as deferred income tax liabilities (Note 2)		82,043								122,069		—		33,569

Recognized as deferred income tax liabilities		(1,168,146)								(1,231,228)		(1,682)		(336,906)
Tax rate (Note 3)		27.5%								27.5%

Deferred income tax liabilities		(321,240)								(338,588)		(1,682)		(336,906)

(Tax loss carryforwards)
Total loss carryforwards		70,143								67,377		—		18,529
Not recognized as deferred income tax assets (Note 4)		—								(38,428)		—		(10,568)

Recognized as deferred income tax assets		70,143								28,949		—		7,961
Tax rate (Note 3)		27.5%								27.5%

Deferred income tax assets		19,289								7,961		—		7,961

(Tax credit carryforwards)
Total tax credit		101,695								111,456		—		111,456
Not recognized as deferred income tax assets		(16,905)								(22,991)		—		(22,991)

Recognized as deferred income tax assets		84,790								88,465		35,000		36,555

Deferred income tax assets		68,285								71,555		35,000		36,555

Deferred income tax assets, net	~~W~~	305,856							~~W~~	349,058	~~W~~	259,525	~~W~~	89,533

KT CORPORATION AND SUBSIDIAIRIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

	2008
			Final Tax Return								Deferred Income Tax Assets
			Amount						December 31,		(Liabilities)
	January 1, 2008		(Note 1)		Increase		Decrease		2008		Current		Non-Current

(Deductible temporary differences)
Allowance for doubtful accounts	~~W~~	358,078	~~W~~	457,474	~~W~~	253,716	~~W~~	(213,518)	~~W~~	497,672	~~W~~	113,861	~~W~~	5,994
Inventories		34,979		137,182		20,435		(137,225)		20,392		628		3,915
Derivative instruments		164,721		38,474		11,729		(22,701)		27,502		6,655		—
Available-for-sale securities		13,282		24,462		15,105		(230)		39,337		—		8,840
Equity method investment securities		1,400,823		1,532,097		239,810		(7,022)		1,764,885		—		388,275
Contribution for construction		205,608		205,610		27,496		—		233,106		—		51,283
Accrued expenses		297,921		149,058		212,483		(138,951)		222,590		53,825		—
Provisions		83,919		88,036		139,193		(44,673)		182,556		35,845		7,577
Provision for severance indemnities		1,008,394		1,019,900		151,580		(19,177)		1,152,303		—		253,508
Refundable deposits for telephone installation		54,000		54,000		—		(3,068)		50,932		—		11,205
Other		149,582		275,449		983,596		(118,633)		1,140,412		56,751		199,485

Sub total		3,771,307	~~W~~	3,981,742	~~W~~	2,055,143	~~W~~	(705,198)		5,331,687		267,565		930,082

Not recognized as deferred income tax assets (Note 2)		(1,559,920)								(1,861,675)		(16,330)		(395,012)

Recognized as deferred income tax assets		2,211,387								3,470,012		251,235		535,070
Tax rate (Note 3)		27.5%								24.2%, 22%

Deferred income tax assets		608,130								786,305		251,235		535,070

KT CORPORATION AND SUBSIDIAIRIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

	2008
				Final Tax
				Return							Deferred Income Tax Assets
	January 1,			Amount					December 31,		(Liabilities)
	2008			(Note 1)	Increase		Decrease		2008		Current		Non-Current

(Taxable temporary differences)
Accrued interest income	~~W~~	(6,116)	~~W~~	(8,750)	~~W~~	(5,959)	~~W~~	3,057	~~W~~	(11,652)	~~W~~	(2,674)	~~W~~	(124)
Equity method investment securities		(122,069)		(229,851)		(82,002)		2,517		(309,336)		—		(68,055)
Depreciation		(38,234)		(31,906)		—		8,311		(23,595)		—		(5,191)
Deposits for severance indemnities		(970,753)		(980,981)		(136,824)		5,959		(1,111,846)		—		(244,640)
Derivative instruments		(2,792)		(9,126)		(497,413)		22		(506,517)		(40,974)		(74,184)
Reserve for technology and human resource development		(213,333)		(213,333)		—		106,666		(106,667)		(25,813)		—

Sub total		(1,353,297)	~~W~~	(1,473,947)	~~W~~	(722,198)	~~W~~	126,532		(2,069,613)		(69,461)		(392,194)

Not recognized as deferred income tax liabilities (Note 2)		122,069								119,892		—		26,377

Recognized as deferred income tax liabilities		(1,231,228)								(1,949,721)		(69,461)		(365,817)
Tax rate (Note 3)		27.5%								24.2%, 22%

Deferred income tax liabilities		(338,588)								(435,278)		(69,461)		(365,817)

(Tax loss carryforwards)
Total loss carryforwards		67,377								223,560		—		49,183
Not recognized as deferred income tax assets (Note 4)		(38,428)								(220,869)		—		(48,591)

Recognized as deferred income tax assets		28,949								2,691		—		592
Tax rate (Note 3)		27.5%								24.2%, 22%

Deferred income tax assets		7,961								592		—		592

(Tax credit carryforwards)
Total tax credit		111,456								153,193		75,116		78,077
Not recognized as deferred income tax assets		(22,991)								(22,091)		(6,949)		(15,142)

Recognized as deferred income tax assets		88,465								131,102		68,167		62,935

Deferred income tax assets		71,555								131,102		68,167		62,935

Deferred income tax assets, net	~~W~~	349,058							~~W~~	482,721	~~W~~	249,941	~~W~~	232,780

(Note 1)	Tax effects from true-up for prior year tax return arising from temporary difference and non-temporary differences were adjusted in deferred income tax assets and current earnings, respectively. Changes in temporary difference resulting from tax investigation in the current period were adjusted in final tax return amount.

(Note 2)	The Company did not recognize deferred income tax assets of ~~W~~381,489 million related to the tax effects of deductible temporary differences from equity in losses since it was not almost certain that the Company would be able to realize the related tax benefits in the foreseeable future. The Company also did not recognize deferred income tax liabilities totaling ~~W~~26,377 million since it is almost certain that the differences will not reverse in the foreseeable future given that the Company is able to control the timing of reversal of the temporary difference and the investees have not declared dividends in the past 5 years. Meanwhile, certain subsidiaries including KTR did not recognize deferred income tax assets amounting to ~~W~~29,853 million which resulted from the tax effects of deductible temporary differences of ~~W~~128,473 million in excess of taxable differences and future taxable income.

(Note 3)	Tax rate is the enacted marginal tax rate which is expected to apply to taxable income in the periods in which the deferred income tax liability or asset is expected to be settled or realized.

(Note 4)	Certain subsidiaries including TSC did not recognize deferred income tax assets amounting to ~~W~~48,591 million which resulted from the tax effects of tax loss carryforwards of ~~W~~220,869 million

KT CORPORATION AND SUBSIDIAIRIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

in excess of taxable differences and future taxable income. Meanwhile, the tax loss carryforwards will be expired through 2013.

Deferred income tax assets (liabilities) and income tax benefits (expenses) added to (deducted from) stockholders’ equity as of December 31, 2007 and 2008 are as follows (in millions of Korean won):

	2007				2008
			Deferred Income				Deferred Income
	Income Tax		Tax Assets		Income Tax		Tax Assets
	Expense		(Liabilities)		Expense		(Liabilities)

Gain on disposal of treasury stock (capital surplus)	~~W~~	(196)	~~W~~	—	~~W~~	(144)	~~W~~	—
Other capital adjustment		—		(5,956)		—		(4,147)
Gain on translation of foreign operations		—		—		—		—
Loss on translation of foreign operations		—		5,005		—		1,373
Gain on valuation of available-for-sale securities		—		(3,218)		—		(230)
Loss on valuation of available-for-sale securities		—		—		—		1,872
Gain on valuation of derivatives for cash flow hedge		—		(768)		—		(3,056)
Loss on valuation of derivatives for cash flow hedge		—		—		—		4,989
Increase in equity of associates		—		(3,791)		—		(12)
Decrease in equity of associates		—		7,688		—		1,171

Total	~~W~~	(196)	~~W~~	(1,040)	~~W~~	(144)	~~W~~	1,960

27.	INCOME FROM DISCONTINUING OPERATIONS

Korea Telecom Venture Fund No. 1 (the “Fund”) and KTPI were excluded from the consolidation as of December 31, 2007. The Fund and KTPI’s net income (loss) for the years ended December 31, 2006 and 2007 were reclassified into income (loss) from discounting operations as follows (in millions of Korean won):

	2006						2007
	Fund No. 1		KTPI		Total		Fund No. 1		KTPI		Total

Operating and non-operating income (loss) from discontinuing operations	~~W~~	(1,945)	~~W~~	1,941	~~W~~	(4)	~~W~~	388	~~W~~	(38,727)	~~W~~	(38,339)
Reversal of cumulative loss from discontinuing operations (Note 1)		—		—		—		—		112,543		112,543

Income (loss) from discontinuing operations (Note 2)	~~W~~	(1,945)	~~W~~	1,941	~~W~~	(4)	~~W~~	388	~~W~~	73,816	~~W~~	74,204

(Note 1)	Since future outflows of economic resources from the cumulative loss totaling ~~W~~112,543 million of KTPI are not expected, the cumulative loss was reversed as income.

(Note 2)	There were no tax effects for income (loss) from discontinuing operations.

KT CORPORATION AND SUBSIDIAIRIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

28.	INCOME PER SHARE

The Company’s net income per share for the years ended December 31, 2006, 2007 and 2008 is computed as follows (in millions of Korean won, except for per share data):

a.	Basic Income Per Share From Continuing Operations

	2006		2007		2008

Net income from continuing operations	~~W~~	1,291,515	~~W~~	982,093	~~W~~	449,810
Weighted average number of common stock outstanding		209,894,649		206,599,294		202,891,015

Basic income per share from continuing operations (in Korean won)	~~W~~	6,153	~~W~~	4,754	~~W~~	2,217

b.	Basic Income Per Share From Discontinuing Operations

	2006		2007		2008

Net income from discontinuing operations	~~W~~	348	~~W~~	74,134	~~W~~	—
Weighted average number of common stock outstanding		209,894,649		206,599,294		202,891,015

Basic income per share from discontinuing operations (in Korean won)	~~W~~	2	~~W~~	358	~~W~~	—

c.	Basic Net Income Per Share

	2006		2007		2008

Net income	~~W~~	1,291,863	~~W~~	1,056,227	~~W~~	449,810
Weighted average number of common stock outstanding		209,894,649		206,599,294		202,891,015

Basic net income per share (in Korean won)	~~W~~	6,155	~~W~~	5,112	~~W~~	2,217

d.	Diluted Income Per Share From Continuing Operations

	2006		2007		2008

Net income from continuing operations	~~W~~	1,291,515	~~W~~	982,093	~~W~~	449,810
Interest on exchangeable bonds		52		—		—

Adjusted income from continuing operations		1,291,567		982,093		449,810
Weighted average number of common stock outstanding		209,894,649		206,599,294		202,891,015
Number of shares with dilutive effects		254,949		—		—

Diluted income per share from continuing operations (in Korean won)	~~W~~	6,146	~~W~~	4,754	~~W~~	2,217

KT CORPORATION AND SUBSIDIAIRIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

e.	Diluted Income Per Share From Discontinuing Operations

	2006		2007		2008

Net income from discontinuing operations	~~W~~	348	~~W~~	74,134	~~W~~	—

Adjusted income from discontinuing operations		348		74,134		—
Weighted average number of common stock outstanding		209,894,649		206,599,294		202,891,015
Number of shares with dilutive effects		254,949		—		—

Diluted income (loss) per share from discontinuing operations (in Korean won)	~~W~~	2	~~W~~	358	~~W~~	—

f.	Diluted Net Income Per Share

	2006		2007		2008

Net income	~~W~~	1,291,863	~~W~~	1,056,227	~~W~~	449,810
Interest on exchangeable bonds		52		—		—

Adjusted net income		1,291,915		1,056,227		449,810
Weighted average number of common stock outstanding		209,894,649		206,599,294		202,891,015
Number of shares with dilutive effects		254,949		—		—

Diluted net income per share (in Korean won)	~~W~~	6,148	~~W~~	5,112	~~W~~	2,217

Meanwhile, basic net income per share is computed on the basis of the weighted-average number of common shares outstanding which is adjusted to include the number of common shares outstanding at the beginning of the years (208,095,178 shares and 203,686,823 shares as of January 1, 2007 and 2008, respectively) and treasury stock acquired for the years ended December 31, 2007 and 2008 (1,495,884 shares and 795,808 shares for the years ended December 31, 2007 and 2008, respectively).

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

KT CORPORATION AND SUBSIDIAIRIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Note) Potential common stock as of December 31, 2007 and 2008 are as follows:

					Common Shares to be Issued
	Par Value	Issue Date	Maturity Date	Exercisable Period	2007	2008

Stock option	(Note 1)	December 26, 2002	December 26, 2009	Increase in the number of exercisable shares by 1/3 every year after two years from grant date	371,632	371,632
Stock option	(Note 2)	September 16, 2003	September 16, 2010	From 2 years after grant date till maturity date	3,000	3,000
Stock option	(Note 3)	February 4, 2005	February 4, 2012	Increase in the number of exercisable shares by 1/3 every year after two years from grant date	43,153	43,153
Other share-based payments	(Note 4)	March 29, 2007	March 27, 2008	On maturity date, subject to the resolution of board of directors	23,925	—
Other share-based payments	(Note 4)	March 27, 2008	March 27, 2009	On maturity date, subject to the resolution of board of directors	—	29,481

Total					441,710	447,266

(Note 1) Exercise price of ~~W~~70,000 per common stock.

(Note 2) Exercise price of ~~W~~57,000 per common stock.

(Note 3) Exercise price of ~~W~~54,600 per common stock.

(Note 4) Shares to be given subject to performance

29.	INSURANCE

As of December 31, 2008, certain assets are insured with Samsung Fire and Marine Insurance Co., Ltd. and other insurance companies as follows (in millions of Korean won):

	Risk Covered	Coverage

Finance lease receivables	Movables package	~~W~~	219,740
Inventories	Theft and fire		70,000
Buildings	Fire and other		1,404,341
Structures	Property package		59,728
Machinery	Property package and other		1,400,511
Vessel (vehicles)	Vessel and other		68,094
Others	Fire and other		138,352

Total		~~W~~	3,360,766

KT CORPORATION AND SUBSIDIAIRIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

30.	DIVIDENDS

Details of KT’s dividends for common stocks for the years ended December 31, 2006, 2007 and 2008 are as follows (in Korean won except for share data):

a.	Dividends

	2006		2007		2008

Dividends per share (dividend ratio)	~~W~~	2,000 (40%)	~~W~~	2,000 (40%)	~~W~~	1,120 (22.4%)
Number of shares outstanding (Note)		208,095,178		203,686,823		202,035,296

Dividends	~~W~~	416,190,356,000	~~W~~	407,373,646,000	~~W~~	226,279,531,520

(Note)	71,532,222 shares, 71,515,577 shares and 71,500,404 shares of treasury stock as of December 31, 2006, 2007 and 2008, respectively, are excluded.

b.	Dividend Payout Ratios

	2006		2007		2008

Dividends	~~W~~	416,190,356,000	~~W~~	407,373,646,000	~~W~~	226,279,531,520
Net income (Attributable to equity holders of the parent)		1,291,863,401,102		1,056,227,165,634		449,809,735,316

Payout ratio		32.22%		38.57%		50.31%

c.	Dividend Yield Ratios

	2006		2007		2008

Dividends per share	~~W~~	2,000	~~W~~	2,000	~~W~~	1,120
Stock price at the end of the year		46,500		48,900		37,500

Dividend yield ratio		4.30%		4.09%		2.99%

KT CORPORATION AND SUBSIDIAIRIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

31.	STATEMENTS OF CASH FLOWS

The statements of cash flows have been presented using the indirect method. Significant non-cash transactions for the years ended December 31, 2006, 2007 and 2008 are detailed as follows (in millions of Korean won):

	2006		2007		2008

Construction in progress transferred to property and equipment and other accounts	~~W~~	3,291,167	~~W~~	3,122,246	~~W~~	3,080,337
Conversion of convertible notes		14,812		—		—
Transferred to newly included subsidiary’s net income or loss before acquisition:
Share-based payment		—		12		—
Provision for severance indemnities		—		1,003		—
Depreciation		—		2,010		—
Amortization		—		431		—
Bad debt		—		1,712		—
Foreign currency translation gains		—		92		—
Gain on disposal of property and equipment		—		77		—
Gain on disposal of available-for-sale securities		—		185		—
Gain on disposal of trading securities		—		42		—
Equity in income of associates		—		35		—
Other bad debt		—		934		—
Loss on disposal of available-for-sale securities		—		225		—
Equity in loss of associates		—		2,139		—
Loss on disposal of property		—		171		—
Impairment loss on investment assets		—		6,716		—
Impairment loss on intangible assets		—		221		—

32.	COMMITMENTS AND CONTINGENCIES

a.	Legal Matters

On May 25, 2005, the Fair Trade Commission (“FTC”) imposed a fine of ~~W~~116,168 million to the Company related to local telephone services and leased line services for internet cafes. On September 14, 2005, the FTC imposed an additional fine of ~~W~~24,258 million to the Company related to domestic and international long-distance services. The Company expensed these fines for the year ended December 31, 2005. As of December 31, 2008, the Company has appealed certain portion of the fine imposed by the FTC amounting to ~~W~~113,048 million to the Supreme Court. However, the final result of this appeal cannot be presently determined.

The Company is also in various litigations as a defendant in other cases as of December 31, 2008. The Company accrued ~~W~~19,572 million as provisions related to the litigation as of December 31, 2008. However, the final results of these litigations cannot be presently determined.

b.	Commitments with Financial Institutions

As of December 31, 2008, major commitments with local financial institutions are as follows (in millions of Korean won and thousands of foreign currencies)

KT CORPORATION AND SUBSIDIAIRIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Commitment	Amount		Related Companies

Bank overdraft	~~W~~	1,071,000	KT, KTF, KTR, TSC, KT Capital and KTDS
Commercial paper issuance		248,000	KT, TSC and KT Capital
Collateralized loan on accounts receivable — trade		615,000	KT and KTDS
Note discount		10,000	KTL
Local credit agreements		910,000	KTF
Corporate bonds		20,000	TSC
General loans		5,000	TSC
Letters of credit		USD 106,638	KT, KTSC, KTR and KT Capital
Working capital loans		USD 2,000	KTSC
Collection for foreign currency denominated checks		USD 1,000	KT
Guarantee agreements in foreign currency		USD 75	KTSC
Total	~~W~~	2,879,000
		USD 109,713

Guarantee	Financial institution	Limit		Used Amount		Related Companies

Performance guarantee	Korea Eximbank		USD 2,175		USD 2,175	KT
for construction	Korea Eximbank		SAR 735		SAR 735	KT
	Korea Software Financial Cooperative and others	~~W~~	271,930	~~W~~	271,930	KT, KTN, KTSC, KT Capital, Nasmedia, KT FDS and KTF M Hows

General guarantee	Korea Exchange Bank		USD 1,000		USD 30	KT
	Korea Exchange Bank and Korea Eximbank	~~W~~	1,513	~~W~~	1,413	KT and KTN

Foreign currency guarantee for International financing	Kookmin Bank		USD 25,000		USD 25,000	KT

Foreign currency payment guarantee	Kookmin Bank		USD 7,735		USD 7,735	KT

Warranty performance guarantee agreements	Seoul Guarantee Insurance	~~W~~	3,689	~~W~~	3,689	KT, KT FDS, KTF M Hows and Nasmedia

Loss on sale of accounts receivable from the transfer of those receivables amounted to ~~W~~582 million for the year ended December 31, 2008, and accounts receivable sold but not matured as of December 31, 2008 are ~~W~~1,218 million.

c.	Stockholders’ Agreement between KT and NTT DoCoMo

In December 2005, KTF and NTT DoCoMo Inc. (“DoCoMo”) entered into a strategic alliance. As part of this strategic alliance, DoCoMo acquired a 10% equity interest in KTF (20,176,309 shares). In addition, on December 26, 2005, KT and DoCoMo entered into a shareholders’ agreement related to shares of KTF. Under the shareholders’ agreement, DoCoMo has the right to put its 20,176,309 shares for the acquisition amount plus interests to KT if an agreed target network coverage for W-CDMA service within Korea is not met by December 31, 2008. However, as of August 3, 2007, KTF reached the target network coverage mentioned above, and the right of DoCoMo to put its shares to KT has been now extinguished.

KT CORPORATION AND SUBSIDIAIRIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

d.	Put and Call Combination Contract with Woori Investment & Securities Co., Ltd.

On December 27, 2005, the Company and JPMorgan Chase Bank, N.A. entered into a “Put and Call Combination” contract based on the shares of Korea Digital Satellite Broadcasting (“KDB”), an equity method investee, and the contract expired on December 26, 2008.

On December 26, 2008, the Company and Woori Investment & Securities Co., Ltd. which acquired KDB shares from JP Morgan Whitefriars Inc. entered into a “Put and Call Combination” contract based on the shares of KDB. Under this contract, during the period from December 26, 2009 to December 26, 2011, KT has the option to acquire 9,200,000 shares of KDB that were purchased by Woori Investment & Securities Co., Ltd. on December 26, 2008, and Woori Investment & Securities Co., Ltd. has the option to exercise the put option on such KDB shares to KT on December 26, 2011. The exercise price under the contract for both KT and Woori Investment & Securities Co., Ltd. is ~~W~~46,000 million.

e.	Payment of a Handset Subsidy to PCS or WiBro Users

According to the provisions of the Telecommunications Business Law (“TBL”), the Company has provided a onetime handset subsidy to eligible mobile phone users, who have subscribed to the Company’s service or any other mobile carriers for 18 consecutive months, within the next two years from March 27, 2006 to March 26, 2008.

Above handset subsidy program was terminated effective March 27, 2008, however the Company currently provides a variety of handset subsidy programs to PCS or WiBro subscribers according to its operation policy and sets forth the programs in details in the service agreement. The handset subsidy provided by the Company is expensed as incurred.

33.	DERIVATIVES

For the years ended December 31, 2006, 2007 and 2008, the Company entered into various derivatives contracts with financial institutions. Details of these derivative contracts are as follows:

Type of Transaction	Financial Institution	Description

Interest rate swap	Merrill Lynch and others	Exchange fixed interest rate for variable interest rate for a specified period
Currency swap	Merrill Lynch and others	Exchange foreign currency cash flow for local currency cash flow local currency cash flow for a specified period
Combined interest rate currency swap	Merrill Lynch and others	Exchange foreign currency fixed (variable) swaps interest rate for local currency variable (fixed) interest
Currency forward	Kookmin Bank and others	Exchange a specified currency at the agreed exchange rate at a specified date
Put Option	PT. Mobile-8	A contract giving the right to sell an underlying security at a specified price

KT CORPORATION AND SUBSIDIAIRIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The assets and liabilities relating to outstanding contracts as of December 31, 2007 and 2008 are as follows (in millions of Korean won and thousands of foreign currencies):

	2007
	Fair Value
			Assets		Assets		Liabilities
Type of Transaction	Contract Amount		(Current)		(Non-Current)		(Current)

Interest rate swap	~~W~~	486,540 USD 100,000	~~W~~	493	~~W~~	—	~~W~~	3,944

Currency swap (Note)		USD 220,000		—		1,710		2,833
Combined interest rate currency swap		USD 715,165		105		—		125,548
Currency forward		JPY 325,000		98		—		—
Put Option		—		—		1,971		—

	~~W~~	486,540
		USD 1,035,165
Total		JPY 325,000	~~W~~	696	~~W~~	3,681	~~W~~	132,325

	2008
	Fair Value
			Assets		Assets		Liabilities		Liabilities
Type of Transaction	Contract Amount		(Current)		(Non-Current)		(Current)		(Non-Current)

Interest rate swap	~~W~~	307,240 USD 100,000	~~W~~	—	~~W~~	—	~~W~~	13,610	~~W~~	2,031

Currency swap (Note)		USD 220,000		14,793		57,334		—		—
Combined interest rate currency swap (Note)		USD 1,430,000
		JPY 19,500,000		172,376		245,355		—		—
Currency forward		USD 35,201
		JPY 20,000		—		—		9		4,746
Put Option		—		14,540		—		—		—

	~~W~~	307,240
		USD 1,785,201
Total		JPY 19,520,000	~~W~~	201,709	~~W~~	302,689	~~W~~	13,619	~~W~~	6,777

KT CORPORATION AND SUBSIDIAIRIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Note) Details of the foreign currency swap contracts to which cash flow hedge accounting is applied as of December 31, 2007 and 2008 are as follows (in millions of Korean won and thousands of foreign currencies):

				Fair Value — Assets
			Contract	(Non-Current)
Type of Transaction	Contract Date	Maturity Date	Amount	2007		2008

Currency swap	April 4, 2007	April 11, 2012	USD 150,000	~~W~~	1,710	~~W~~	57,046
(Notes 1 and 2)	October 6, 2008	April 11, 2012	USD 50,000		—		288

Combined interest	January 4, 2008	January 11, 2011	JPY 12,500,000		—		62,636
rate currency swap	February 12, 2008	February 25, 2011	USD 70,000		—		20,210
(Note 2)	February 13, 2008	February 25, 2011	USD 35,000		—		10,066
	February 13, 2008	February 25, 2011	USD 30,000		—		8,500
	February 14, 2008	February 25, 2011	USD 20,000		—		5,831
	February 14, 2008	February 25, 2011	USD 20,000		—		5,893
	March 3, 2008	December 13, 2010	USD 70,000		—		20,744
	March 20, 2008	March 31, 2011	USD 50,000		—		11,917
	March 20, 2008	March 31, 2012	USD 110,000		—		27,043
	April 18, 2008	April 28, 2011	JPY 4,000,000		—		15,914
	April 21, 2008	April 28, 2011	JPY 3,000,000		—		12,370
	June 11, 2008	June 20, 2011	USD 50,000		—		8,790
	June 11, 2008	June 20, 2011	USD 15,000		—		2,666
	June 13, 2008	June 20, 2011	USD 30,000		—		4,807
	July 1, 2008	April 2, 2011	USD 30,000		—		5,181
	September 2, 2008	September 11, 2013	USD 200,000		—		22,787

			USD 930,000
Total			JPY 19,500,000	~~W~~	1,710	~~W~~	302,689

(Note 1)	Among financial institutions with which the Company entered into foreign currency swap contracts totaling USD 200 million in 2007, Lehman Brothers Holdings, Inc. (“Lehman”) filed for Chapter 11 bankruptcy with the United States Bankruptcy Court during the third quarter of 2008. Lehman’s bankruptcy filing caused the Company to discontinue its cash flow hedge accounting for foreign exchange swap contracts with Lehman totaling USD 50 million and accordingly the related derivative asset balance amounting to ~~W~~9,891 million was adjusted to the fair value and reclassified into accounts receivable — other while the difference between the carrying amount and the fair value was expensed as incurred. However, the Company concluded that the occurrence of the related forecasted transaction is still expected to be probable and ~~W~~1,382 million of unrealized derivative gain included in accumulated other comprehensive income as of December 31, 2008 will be reclassified into current operations in the periods in which the hedged forecasted transactions affect earnings.

(Note 2)	Above foreign currency swap contracts are to hedge the risk of variability in future cash flows from foreign currency bonds and as of December 31, 2008, the gain and loss on valuation of the swap contract amounting to ~~W~~11,136 million and ~~W~~13,710 million, net of income tax effect, are included in accumulated other comprehensive income and for the year ended December 31, 2008, and the gain on valuation of the swap contract totaling ~~W~~322,560 million is recognized in current operations as a result of foreign currency translation loss from foreign currency bonds. In applying cash flow hedge accounting, the Company hedges its exposures to cash flow fluctuation until September 11, 2013. Approximately

KT CORPORATION AND SUBSIDIAIRIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

~~W~~3,433 million of net derivative gain included in accumulated other comprehensive income at December 31, 2008 is expected to be reclassified into current operations within 12 months from that date.

The valuation gains and losses on the derivative contracts for the years ended December 31, 2006, 2007 and 2008 are as follows (in millions of Korean won):

	2006
	Valuation Gain						Valuation Loss
	For		For				For		For
Type of Transaction	Trading		Hedging		Total		Trading		Hedging		Total

Interest rate swap	~~W~~	8,654	~~W~~	—	~~W~~	8,654	~~W~~	1,435	~~W~~	—	~~W~~	1,435
Currency swap		—		—		—		4,855		—		4,855
Combined interest rate currency swap		—		—		—		80,412		—		80,412
Currency futures		—		—		—		13		—		13

Total	~~W~~	8,654	~~W~~	—	~~W~~	8,654	~~W~~	86,715	~~W~~	—	~~W~~	86,715

	2007
													Valuation
													Gain
	Valuation Gain						Valuation Loss						(Note 2)
	For		For				For		For				For
Type of Transaction	Trading		Hedging		Total		Trading		Hedging		Total		Hedging

Interest rate swap	~~W~~	1,973	~~W~~	—	~~W~~	1,973	~~W~~	10,823	~~W~~	—	~~W~~	10,823	~~W~~	—
Currency swap		—		2,280		2,280		4,719		—		4,719		2,792
Combined interest rate currency swap		35,313		—		35,313		—		—		—		—
Currency forwards		98		—		98		—		—		—		—
Put Option		476		—		476		—		—		—		—

Total	~~W~~	37,860	~~W~~	2,280	~~W~~	40,140	~~W~~	15,542	~~W~~	—	~~W~~	15,542	~~W~~	2,792

	2008
													Valuation
													Gain
	Valuation Gain						Valuation Loss (Note 1)						(Note 2)
	For		For				For		For				For
Type of Transaction	Trading		Hedging		Total		Trading		Hedging		Total		Hedging

Interest rate swap	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	10,798	~~W~~	—	~~W~~	10,798	~~W~~	—
Currency swap		17,626		54,905		72,531		—		97		97		11,708
Combined interest rate currency swap		297,925		267,655		565,580		—		—		—		(22,146)
Currency forwards		—		—		—		6,088		—		6,088		—
Put Option		12,569		—		12,569		—		—		—		—

Total	~~W~~	328,120	~~W~~	322,560	~~W~~	650,680	~~W~~	16,886	~~W~~	97	~~W~~	16,983	~~W~~	(10,438)

(Note 1)	In accordance with the SKAS No. 24 “Preparation and Presentation of Financial Statements II (Financial Industry)”, the loss on valuation of currency forwards amounting to ~~W~~4,746 million and loss on valuation of interest rate swap amounting to ~~W~~1,301 million recognized in KT Capital are classified as operating expense.

KT CORPORATION AND SUBSIDIAIRIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Note 2)	The amounts are before adjustment of deferred income tax, which shall be directly reflected to equity, and are included in equity.

34.	SEGMENT INFORMATION

The Company has two operating segments, fixed-line telecommunication services and PCS services. Fixed-line telecommunication services include telephone services, internet services, data communication services and leased line services. PCS services include IMT-2000 services and handset sales while submarine cable construction and maintenance and intercommunication system management are both included in the other segment.

Details of each segment for the years ended December 31, 2006, 2007 and 2008 are as follows (in millions of Korean won):

	2006
	Fixed-Line
	Telecom										Consolidated
	Services		PCS Services		Other		Sub-Total		Elimination		Amount

Total sales	~~W~~	11,856,009	~~W~~	6,507,350	~~W~~	1,443,772	~~W~~	19,807,131	~~W~~	(1,982,251)	~~W~~	17,824,880
Internal sales		(506,655)		(719,384)		(756,212)		(1,982,251)		1,982,251		—

Net sales	~~W~~	11,349,354	~~W~~	5,787,966	~~W~~	687,560	~~W~~	17,824,880	~~W~~	—	~~W~~	17,824,880

Operating income	~~W~~	1,756,228	~~W~~	668,747	~~W~~	54,274	~~W~~	2,479,249	~~W~~	(95,873)	~~W~~	2,383,376

Total assets	~~W~~	17,962,333	~~W~~	8,068,028	~~W~~	1,648,946	~~W~~	27,679,307	~~W~~	(3,435,973)	~~W~~	24,243,334

	2007
	Fixed-Line
	Telecom										Consolidated
	Services		PCS Services		Other		Sub-Total		Elimination		Amount

Total sales	~~W~~	11,936,381	~~W~~	7,293,321	~~W~~	1,839,503	~~W~~	21,069,205	~~W~~	(2,409,123)	~~W~~	18,660,082
Internal sales		(491,440)		(719,384)		(1,198,299)		(2,409,123)		2,409,123		—

Net sales	~~W~~	11,444,941	~~W~~	6,573,937	~~W~~	641,204	~~W~~	18,660,082	~~W~~	—	~~W~~	18,660,082

Operating income	~~W~~	1,433,722	~~W~~	440,900	~~W~~	74,173	~~W~~	1,948,795	~~W~~	(203,454)	~~W~~	1,745,341

Total assets	~~W~~	17,950,064	~~W~~	7,460,705	~~W~~	2,382,708	~~W~~	27,793,477	~~W~~	(3,666,592)	~~W~~	24,126,885

	2008
	Fixed-Line
	Telecom										Consolidated
	Services		PCS Services		Other		Sub-Total		Elimination		Amount

Total sales	~~W~~	11,784,835	~~W~~	8,346,220	~~W~~	2,426,572	~~W~~	22,557,627	~~W~~	(2,913,084)	~~W~~	19,644,543
Internal sales		(538,965)		(1,166,162)		(1,207,957)		(2,913,084)		2,913,084		—

Net sales	~~W~~	11,245,870	~~W~~	7,180,058	~~W~~	1,218,615	~~W~~	19,644,543	~~W~~	—	~~W~~	19,644,543

Operating income	~~W~~	1,113,389	~~W~~	454,381	~~W~~	23,823	~~W~~	1,591,593	~~W~~	(163,831)	~~W~~	1,427,762

Total assets	~~W~~	18,684,922	~~W~~	8,056,122	~~W~~	3,179,646	~~W~~	29,920,690	~~W~~	(3,782,086)	~~W~~	26,138,604

KT CORPORATION AND SUBSIDIAIRIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Assets and liabilities by industry as of December 31, 2007 and 2008 are as follows (in millions of Korean won):

	2007						2008
					Consolidated						Consolidated
	Non-Financial		Financial		Amount		Non-Financial		Financial		Amount

Assets:
Current assets
Quick assets	~~W~~	5,072,971	~~W~~	270,724	~~W~~	5,343,695	~~W~~	6,105,052	~~W~~	543,933	~~W~~	6,648,985
Inventories		299,104		—		299,104		424,841		—		424,841

Sub-total		5,372,075		270,724		5,642,799		6,529,893		543,933		7,073,826

Non-current assets
Investments		458,048		12,147		470,195		510,807		35,193		546,000
Property and equipment		15,211,550		76,452		15,288,002		15,142,938		45,693		15,188,631
Intangible assets		1,735,295		28		1,735,323		1,474,099		139		1,474,238
Other		727,044		263,522		990,566		1,342,091		513,818		1,855,909

Sub-total		18,131,937		352,149		18,484,086		18,469,935		594,843		19,064,778

Total assets	~~W~~	23,504,012	~~W~~	622,873	~~W~~	24,126,885	~~W~~	24,999,828	~~W~~	1,138,776	~~W~~	26,138,604

Liabilities:
Current liabilities	~~W~~	4,914,796	~~W~~	163,825	~~W~~	5,078,621	~~W~~	4,787,070	~~W~~	453,958	~~W~~	5,241,028
Non-current liabilities		7,544,424		366,074		7,910,498		9,173,005		636,673		9,809,678

Total liabilities	~~W~~	12,459,220	~~W~~	529,899	~~W~~	12,989,119	~~W~~	13,960,075	~~W~~	1,090,631	~~W~~	15,050,706

Results of operations by industry for the years ended December 31, 2007 and 2008 are as follows (in millions of Korean won):

	2007						2008
					Consolidated						Consolidated
	Non-Financial		Financial		Amount		Non-Financial		Financial		Amount

Operating revenues	~~W~~	18,630,403	~~W~~	29,679	~~W~~	18,660,082	~~W~~	19,536,181	~~W~~	108,362	~~W~~	19,644,543
Operating expenses		16,898,066		16,675		16,914,741		18,111,907		104,874		18,216,781

Operating income		1,732,337		13,004		1,745,341		1,424,274		3,488		1,427,762
Non-operating revenues		486,628		1,354		487,982		1,053,885		22		1,053,907
Non-operating expenses		772,507		13,053		785,560		1,800,449		71		1,800,520

Income from continuing operations before income tax expense		1,446,458		1,305		1,447,763		677,710		3,439		681,149
Income tax expense on continuing operations		356,454		345		356,799		166,419		1,440		167,859
Newly included subsidiary’s net loss before acquisition		5,810		—		5,810		—		—		—

Income from continuing operations		1,095,814		960		1,096,774		511,291		1,999		513,290
Income from discontinuing operations		74,204		—		74,204		—		—		—

Net income	~~W~~	1,170,018	~~W~~	960	~~W~~	1,170,978	~~W~~	511,291	~~W~~	1,999	~~W~~	513,290

KT CORPORATION AND SUBSIDIAIRIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

35.	VALUE ADDED INFORMATION

Value added information included in operating expenses for the years ended December 31, 2006, 2007 and 2008 are as follows (in millions of Korean won):

	2006		2007		2008

Salaries and wages	~~W~~	2,224,598	~~W~~	2,242,295	~~W~~	2,281,587
Share-based payment		531		1,239		1,922
Severance indemnities		240,843		359,473		362,342
Employee welfare		527,062		528,902		567,878
Rent		219,825		226,327		249,827
Depreciation		3,228,293		3,225,887		3,264,291
Amortization		389,710		430,623		438,544
Taxes and dues		197,196		195,874		200,287

Total	~~W~~	7,028,058	~~W~~	7,210,620	~~W~~	7,366,678

36.	EMPLOYEE WELFARE

Employee welfare through various plans spent by the Company for the years ended December 31, 2007 and 2008 totaled ~~W~~528,902 million and ~~W~~567,878 million, respectively.

Meanwhile, the Company donates cash to Employee Welfare Foundation each year. The related expenses recognized for the years ended December 31, 2007 and 2008 amounted to ~~W~~84,500 million and ~~W~~74,300 million, respectively.

37.	SUBSEQUENT EVENT

a.	Merger with KTF

On March 27, 2009, the shareholders meeting of the Company approved the merger agreement with KTF. The Company completed merger with KTF on June 1, 2009.

i)	Purpose of Merger

Through the merger, the Company expects to grow as a global competitive company by actively responding to a fixed-mobile convergence environment, increasing management efficiency and maximizing synergy effects.

ii)	Appraisal rights of Shareholders

Pursuant to Article 522-3 of the Korean Commercial Code, and Article 191 of the Korean Securities and Exchange Act, stockholders dissenting to the merger exercised the appraisal rights from March 27, 2009 through April 16, 2009. As a result, the Company purchased those 451,038 shares for ~~W~~17,381 million on May 15, 2009.

iii)  Merger Ratio

In the merger, each holder of one outstanding share of KTF common stock received 0.7192335 common shares of KT Corporation common stock.

iv)	Accounting Treatment

As this is a merger between parent and subsidiary, the Company will account for the merger using the carrying amounts in its consolidated financial statements.

KT CORPORATION AND SUBSIDIAIRIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

b.	Foreign Currency Exchangeable Bonds

On January 20, 2009, the Company entered into the Purchase Agreement with NTT DoCoMo, Inc. to issue exchangeable bonds denominated in U.S. dollars as follows (in millions of Korean won, thousands of USD):

Total issue amount :	~~W~~344,409 (USD 253,261)
Shares to be exchanged :	KT common stocks or KT ADRs
Exchange price per share (in Korean won) :	~~W~~40,743
Period of exercise :	June 2, 2009 through May 26, 2014
Maturity date of bond :	May 26, 2014
Interest rate at maturity :	2.024%
Interest payment method :	Payable twice a year in arrears (every six months)
Repayment method :	Lump-sum payment on maturity date
Subscription date :	May 27, 2009
Subscription method :	KTF shares owned by NTT DoCoMo, Inc.

On June 2, 2009, KT’s treasury stocks (8,453,222 shares) were exchanged for total exchangeable bonds.

c.	Retirement of Treasury Stock

The board of directors of the Company resolved to retire 13,124,000 shares of treasury stocks, which will be acquired during the period from March 10, 2009 to June 9, 2009, by charging against retained earnings. Meanwhile, the Company expects that the total amount of ~~W~~500,024 millions will be spent for the acquisition.

38.	RECONCILIATION TO UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

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

KT CORPORATION AND SUBSIDIAIRIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The following table shows the Company’s percentage of ownership and carrying value of each of its affiliates that are excluded from consolidation under U.S. GAAP and instead are accounted for under the equity method (in millions of Korean won):

	Percentage of Ownership (%)			Carrying Value
	2006	2007	2008	2007		2008

Entity
Listed :
Olivenine	19.7	19.2	19.5	~~W~~	21,431	~~W~~	2,769
KTSC	36.9	36.9	36.9	~~W~~	12,338	~~W~~	11,072
KTF Music (formerly, “Bluecord Technology”)	—	35.3	35.3	~~W~~	19,526	~~W~~	18,705
Unlisted :
KTP	44.9	44.9	44.9	~~W~~	28,848	~~W~~	31,633
SFNH BF-(1)	43.3	43.3	43.3	~~W~~	12,978	~~W~~	10,505
Doremi Media	—	—	—		—		—

The quoted market values (based on closing KOSDAQ prices) of Olivenine, KTSC and KTF Music shares held by the Company is ~~W~~4,995 million, ~~W~~11,820 million and ~~W~~7,494 million as of December 31, 2008, respectively.

The Company acquired additional shares of KTF during the period from February 28, 2006 to September 15, 2006. The Company’s ownership percentage of KTF increased from 44.6% to 50.8% as a result of this series of acquisitions. Percentage of ownership exceeded 50% as of August 21, 2006 and accordingly, the Company became the majority stockholder and began to consolidate the financial statements of KTF under U.S. GAAP which were previously accounted for using the equity method until August 20, 2006.

Condensed balance sheet data of KTF as of August 20, 2006 under U.S. GAAP is as follows (in millions of Korean won):

Current assets
Accounts receivable — trade	~~W~~	1,420,193
Other current assets		1,477,580

Total current assets		2,897,773
Property and equipment, net		4,177,784
Other assets		2,464,479

Total assets	~~W~~	9,540,036

Current liabilities
Accounts payable	~~W~~	1,213,506
Other current liabilities		830,290

Total current liabilities		2,043,796
Long-term debt, excluding current portion		1,597,631
Other long-term liabilities		804,763

Total liabilities		4,446,190

Minority interest in consolidated subsidiaries		4,321

Stockholders’ equity		5,089,525

Total liabilities, minority interest and stockholders’ equity	~~W~~	9,540,036

KT CORPORATION AND SUBSIDIAIRIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The acquisition was accounted for as a step acquisition. The purchase price of additional shares was ~~W~~357,582 million including direct costs of acquisition, and goodwill amounting to ~~W~~484,599 million was recognized as a result of purchase price allocation. Deferred income tax assets amounting to ~~W~~416,928 million relating to the basis difference for its investment in KTF while being accounted for under the equity method was derecognized as it is not apparent that the temporary difference will reverse in the foreseeable future and was included in the determination of the total purchase price. Percentage of ownership of KTF is 52.2% as of December 28, 2006 due to the purchase and retirement of treasury stock by KTF. The purchase and retirement of treasury stock is considered a separate step acquisition for which consideration was ~~W~~164,884 million resulting in additional goodwill of ~~W~~23,212 million.

The following unaudited pro forma financial information presents the combined results of operations of the Company and KTF in accordance with U.S. GAAP as if the acquisition of KTF had occurred at January 1, 2006 (in millions of Korean won except per share data).

	2006

Net revenue	~~W~~	17,440,435
Net earnings	~~W~~	1,323,671
Net earnings per share:
Basic (in Korean won)	~~W~~	6,306
Diluted (in Korean won)	~~W~~	6,299

After acquisition, KTF retired 2,979,000 shares and 4,448,000 shares of treasury stock on November 13, 2007 and July 21, 2008, respectively. Due to this retirement of treasury stock by KTF, the percentage of ownership of KTF is 54.3% as of December 31, 2008 and the Company recognized additional goodwill accounting to ~~W~~43,437 million.

KTFT (owned 73.1% by KTF), KTFM (owned 51.0% by KTF), and KTFI (owned 99.0% by KTF), are consolidated by KTF, accordingly these companies were consolidated in the Company’s consolidated financial statements beginning August 21, 2006. In addition, as of August 21, 2006, Sidus FNH, which is owned by KT and KTF by 35.7% and 15.3%, respectively, was consolidated.

Presented below is the summarized combined financial information of those entities that are consolidated under Korea GAAP but not for U.S. GAAP, prepared in accordance with Korean GAAP as of December 31, 2007 and 2008, and for each of the three years in the period ended December 31, 2008. As KTF became a consolidated subsidiary as of August 21, 2006, the condensed statement of income for 2006 includes operational results of KTF for the period from January 1, 2006 through August 20, 2006 (in millions of Korean won).

	2007		2008

Current assets	~~W~~	169,535	~~W~~	185,447
Non-current assets		179,439		172,011

Total assets		348,974		357,458

Current liabilities		115,068		104,128
Non-current liabilities		33,817		66,491

Total liabilities		148,885		170,619

Net assets	~~W~~	200,089	~~W~~	186,839

KT CORPORATION AND SUBSIDIAIRIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

	2006		2007		2008

Operating revenues	~~W~~	4,335,555	~~W~~	210,170	~~W~~	272,407
Operating income	~~W~~	556,766	~~W~~	214,369	~~W~~	268,978
Net earnings	~~W~~	202,879	~~W~~	8,294	~~W~~	(15,551)

	2006		2007		2008

Net cash provided by operating activities	~~W~~	1,045,235	~~W~~	4,487	~~W~~	30,172
Net cash used in investing activities		(690,269)		(23,322)		(53,271)
Net cash used in financing activities		(350,278)		(19,992)		(2,546)
Effect of changes in consolidated entities		(287,591)		16,536		—

Net increase (decrease) in cash and cash equivalents		(282,903)		(22,291)		(25,645)
Cash and cash equivalents at beginning of the year		352,329		69,425		47,185

Cash and cash equivalents at end of the year	~~W~~	69,426	~~W~~	47,134	~~W~~	21,540

The Company’s proportionate share of U.S. GAAP adjustments of KTF, KTSC, KTFT, KTFM, KTFI, Sidus FNH, KTP and SFNH BF-(1), Olivenine, KTF Music (formerly, “Bluecord Technology”) and Doremi Media for periods prior to consolidation are presented in the line item “U.S. GAAP adjustments of equity method affiliates” in the U.S. GAAP reconciliation of net earnings and stockholders’ equity for the applicable periods. Condensed consolidated balance sheets as of December 31, 2007 and 2008, and condensed consolidated statements of cash flows of the Company under U.S. GAAP for each of the three years in the period ended December 31, 2008 are presented in Note 38 s.

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

KT CORPORATION AND SUBSIDIAIRIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Information under U.S. GAAP with respect to investments under SFAS No. 115 at December 31, 2007 and 2008 is as follows (in millions of Korean won):

	2007
			Gross		Gross
	Cost or		Unrealized		Unrealized
	Amortized Cost		Holding Gains		Holding Losses		Fair Value

Equity securities (available-for-sale)	~~W~~	25,488	~~W~~	19,705	~~W~~	297	~~W~~	44,896
Debt securities (available-for-sale)		5,156		—		—		5,156

	~~W~~	30,644	~~W~~	19,705	~~W~~	297	~~W~~	50,052

	2008
			Gross			Gross
	Cost or		Unrealized			Unrealized
	Amortized Cost		Holding Gains			Holding Losses	Fair Value

Equity securities (available-for-sale)	~~W~~	103,388	~~W~~	7,300	~~W~~	(9,170)	~~W~~	101,518
Debt securities (available-for-sale)		6,117		—		(180)		5,937

	~~W~~	109,505	~~W~~	7,300	~~W~~	(9,350)	~~W~~	107,455

The proceeds from sales of available-for-sale securities were ~~W~~690,177 million in 2006, ~~W~~1,181,025 million in 2007 and ~~W~~614,405 million in 2008. The realized gains on those sales were ~~W~~68,293 million in 2006, ~~W~~11,428 million in 2007 and ~~W~~5,587 million in 2008. The average-cost method is used to calculate gains or losses from the sale of available-for-sale securities.

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

The subsequent recovery of the impaired held-to-maturity securities amounted to ~~W~~12,493 million in 2006, while the subsequent recoveries of impaired available-for-sale securities amounted to ~~W~~227 million in 2006 and ~~W~~76 million in 2007. However, such differences have not been reconciled for U.S. GAAP purposes, since the amounts are immaterial and nil in 2008.

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

KT CORPORATION AND SUBSIDIAIRIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

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

The changes in the carrying amount of goodwill which is recorded in the PCS segment for the years ended December 31, 2007 and 2008 are as follows (in millions of Korean won):

Balance as of January 1, 2007	~~W~~	507,811
Goodwill acquired during the year		18,745

Balance as of December 31, 2007		526,556
Goodwill acquired during the year		24,692

Balance as of December 31, 2008	~~W~~	551,248

d.	Equity Method Accounting

Under Korean GAAP, a put and call combination contract should be recorded as a right and obligation of the Company to acquire shares in accordance with the terms of the contract. Accordingly, the Company recorded the right and obligation of the option contract as additional equity method investment securities and long-term accounts payable.

Under U.S. GAAP, the potential equity ownership that may become available to the Company upon exercise of the option is not recorded prior to exercise, as the Company does not have legal ownership of the underlying shares. However, based on the nature of the Company’s arrangement to potentially acquire additional shares in KDB, the Company has resumed recognition of its share, including the potential equity ownership, of investee gains and losses, and the amount recognized in earnings under U.S. GAAP is the same as that recognized under Korean GAAP, except for the effect of other differences described herein.

e.	Additional Equity Investments in and Transactions of Subsidiaries

Under Korean GAAP, subsequent to acquiring a controlling financial interest in a subsidiary, additional equity investments by the Company in a subsidiaries stock and other equity transactions of subsidiaries are accounted for assuming such transactions occur as of the date of audited or reviewed financial statements of the acquired subsidiary closest to the date of acquisition. In addition, the difference between the Company’s cost of the acquired additional interest and the corresponding share of stockholders’ equity of the acquired subsidiary is presented as an adjustment to capital surplus.

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

KT CORPORATION AND SUBSIDIAIRIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

f.	Intangible Assets

Under Korean GAAP, the frequency usage right related to the second generation (“2G”) paid by the initial stockholders to obtain the operating licenses prior to the establishment of KTM.Com Co., Ltd. (“KTM”), which was merged into KTF in 2001, was not recognized as an intangible asset in applying purchase accounting of KTM by KT in 2000.

Under U.S. GAAP, the 2G frequency usage right was considered as indefinite lived intangible asset and thus in the process of purchase accounting of KTM, KT recognized the frequency usage right at fair value. However, on December 31, 2005, the Korea Communication Act (“Act”) was revised effective July 1, 2006. Under the revised Act, the frequency usage right of 2G will expire by June 2011. Thus, KTF amortizes the frequency usage right of 2G over the remaining useful life under U.S. GAAP beginning \for the years ended December 31, 2006.

Identifiable intangible assets determined in accordance with U.S. GAAP as of December 31, 2007 and 2008 are presented below.

	2007
	Gross Carrying		Accumulated
	Amount		Amortization		Net Amount
	(In millions of Korean won)

Amortizable intangible assets:
Internal-use software	~~W~~	775,845	~~W~~	464,290	~~W~~	311,555
Frequency usage rights		1,465,990		460,757		1,005,233
Buildings and facility utilization rights		126,742		73,437		53,305
Other		307,372		196,180		111,192

Total	~~W~~	2,675,949	~~W~~	1,194,664	~~W~~	1,481,285

	2008
	Gross Carrying		Accumulated
	Amount		Amortization		Net Amount
	(In millions of Korean won)

Amortizable intangible assets:
Internal-use software	~~W~~	876,471	~~W~~	579,663	~~W~~	296,808
Frequency usage rights		1,465,990		594,354		871,636
Buildings and facility utilization rights		127,896		79,799		48,097
Other		325,485		218,756		106,729

Total	~~W~~	2,795,842	~~W~~	1,472,572	~~W~~	1,323,270

Amortization expense:
For the year ended December 31, 2006	~~W~~	182,378 million
For the year ended December 31, 2007		284,016 million
For the year ended December 31, 2008		306,000 million

KT CORPORATION AND SUBSIDIAIRIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Estimated amortization expense (in millions of Korean won):

Year Ending December 31,

2009	~~W~~	296,491
2010		232,948
2011		194,973
2012		147,591
2013		128,430

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

KT CORPORATION AND SUBSIDIAIRIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Under U.S. GAAP, the useful lives of property and equipment are summarized as follows:

Estimated Useful Lives

Buildings and structures	5-60 years
Underground access to cable tunnels, and concrete and steel telephone poles	10-40 years
Machinery and equipment	3-15 years
Vehicles	3-10 years
Tools, furniture and fixtures:
Steel safe boxes	20 years
Tools, computer equipment, furniture and fixtures	3-8 years

h.	Interest Capitalization

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

Under U.S. GAAP, details of interest capitalization for the years ended December 31, 2006, 2007 and 2008 are as follows (in millions of Korean won):

	2006		2007		2008

Total interest costs incurred	~~W~~	379,017	~~W~~	458,951	~~W~~	471,816
Interest capitalized		9,169		13,372		15,376

Amounts charged to expense	~~W~~	369,848	~~W~~	445,579	~~W~~	456,440

i.	Revenue Recognition

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

Under Korean GAAP, effective January 1, 2005, due to the adoption of SKAS No. 16 “Income Taxes”, deferred income taxes are recognized on the temporary difference related to unrealized gains and losses on investment

KT CORPORATION AND SUBSIDIAIRIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

securities that are reported as a separate component of stockholders’ equity. Any adjustments to income tax provision attributable to prior years are included in income tax expense (benefit). Consequently, there is no GAAP difference as of December 31, 2007 and 2008, respectively, in terms of deferred income taxes on unrealized gains and losses on investment securities.

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

Under U.S. GAAP, deferred income tax assets are recognized for an excess of the tax basis over the amount for financial reporting of domestic and foreign investments accounted for on the equity method (except for corporate joint ventures). However, deferred income tax assets related to consolidated subsidiaries are recognized only if it is apparent that the temporary difference will reverse in the foreseeable future.

Under Korean GAAP, prior to January 1, 2005, all deferred income tax assets and liabilities were recorded as non-current. Effective January 1, 2005, per SKAS No. 16, deferred income tax assets and liabilities shall be classified as current or non-current based on the classification of the related assets or liabilities for financial reporting or the expected reversal date of the temporary difference. As a result of adoption of SKAS No. 16, there is no difference between Korean GAAP and U.S. GAAP as of December 31, 2007 and 2008, respectively.

Under Korean GAAP, in accordance with SKAS No. 16, effective from January 1, 2005, the Company did not recognize deferred income tax liabilities of ~~W~~26,377 million related to equity in gains of affiliates as of December 31, 2008 since it is able to control the timing of the reversal of the temporary difference and it is probable that the temporary difference will not reverse in the foreseeable future.

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

In 2006 the Company adopted KAI opinion 06-2 “Deferred Tax Accounting for Investments in Subsidiaries, Affiliated Companies Accounted for Using the Equity Method, and Interest in Joint Ventures”. This statement requires recognition of deferred income tax asset or liability based on net of all temporary differences arising from the same subsidiary or investee rather than on an individual basis. According to the transition rule of the statement, Korean GAAP prior year financial statements have been restated. However, in 2008 the KAI opinion 06-2 was slightly amended as described in note 2 (b), in which temporary differences arising from certain transactions under SKAS No. 16, such as elimination of inter-company transactions through equity method, should be separately treated as an individual basis when they are recognized in the consolidated financial statements. Consequently, there is no GAAP difference as of December 31, 2008, in terms of the recognition of temporary differences arising from certain transactions mentioned above.

Under U.S. GAAP, effective January 1, 2007 the Company adopted FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes” (FIN 48), which supplements SFAS No. 109 “Accounting for Income Taxes” (SFAS No. 109), by defining the confidence level that a tax position must meet in order to be recognized in the financial statements. FIN 48 requires that the tax effect(s) of a position be recognized only if it is “more-likely-than-not” to be sustained based solely on its technical merits as of the reporting date. The more-likely-than-not threshold represents a positive assertion by management that a company is entitled to the economic benefits of a tax position.

KT CORPORATION AND SUBSIDIAIRIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

If a tax position is not considered more-likely-than-not to be sustained based solely on its technical merits, no benefits of the tax position are to be recognized. The more-likely-than-not threshold must continue to be met in each reporting period to support continued recognition of a benefit. With the adoption of FIN 48, companies are required to adjust their financial statements to reflect only those tax positions that are more-likely-than-not to be sustained. Any necessary adjustment would be recorded directly to retained earnings and reported as a change in accounting principle. As a result of the adoption of FIN 48 as of January 1, 2007, the Company recorded a decrease to retained earnings of ~~W~~58,667 million as a cumulative effect of a change in accounting principle with an increase to the liability amounting to ~~W~~67,142 million for uncertain tax positions and an increase to the deferred income tax asset amounting to ~~W~~8,475 million.

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

l.	Minority Interest Income in Consolidated Subsidiaries

Under Korean GAAP, minority interest incomes in consolidated subsidiaries are presented as a component of stockholders’ equity in the consolidated balance sheet.

Under U.S. GAAP, minority interest incomes in consolidated subsidiaries are not included in stockholders’ equity; rather, it is presented between liabilities and stockholders’ equity item in the consolidated balance sheet.

The differences relating to minority interest income in net profit between Korean GAAP and U.S. GAAP consist of reconciliation items affecting non-wholly-owned subsidiaries that are allocable to the minority interest holders.

m.	Stockholder’s Agreement between KT and DoCoMo

Under Korean GAAP, stockholders’ agreement between the Company and DoCoMo is regarded as a contingency which does not require recognition other than disclosure.

Under U.S. GAAP, the agreement is regarded as a guarantee provided by the Company to DoCoMo on behalf of KTF and is subject to FIN 45 “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others.” Upon commencement of the guarantee, the Company evaluated fair value of the guarantee and obtained fair value. Since the fair value of the guarantee was immaterial and as of August 3, 2007 the right of DoCoMo was extinguished, the Company has not recorded the guarantee.

KT CORPORATION AND SUBSIDIAIRIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

n.	Other

Korean GAAP requires gains and losses from the sale of property and equipment and impairment write-downs to be included as part of non-operating revenues (expenses). Under U.S. GAAP, gains and losses from the sale of property and equipment and impairment write-downs are required to be recorded as a component of operating income.

Under Korean GAAP, purchase of treasury stock is regarded as temporary and does not impact the ownership percentages of stockholders unless there is an explicit purpose of retirement of the repurchased shares in accordance with resolution of board of directors or stockholders’ meeting. Under U.S. GAAP, purchase of treasury stock results in a change of an entity’s ownership structure and ownership percentages of stockholders.

o.	Comprehensive Income

Prior to January 1, 2007, Korean GAAP did not require the presentation comprehensive income, however, effective January 1, 2007, the Company adopted SKAS No. 21, “Preparation and Presentation of Financial Statements 1”, which requires separate disclosure of the details of comprehensive income. Consequently, there is no GAAP difference as of December 31, 2007, in terms of disclosure of comprehensive income and its components.

Under U.S. GAAP, comprehensive income and its components must be presented in the financial statements. Comprehensive income includes all changes in stockholders’ equity during a period except those resulting from investments by, or distributions to, owners, including certain items not included in the current results of operations.

Comprehensive income for the years ended December 31, 2006, 2007 and 2008 are summarized as follows (in millions of Korean won):

	2006		2007		2008

Net earnings as adjusted in accordance with U.S. GAAP	~~W~~	1,329,343	~~W~~	1,068,533	~~W~~	518,245
Other comprehensive income, net of tax:
Foreign currency translation adjustments		(10,520)		19,295		16,921
Unrealized gains on investments:
Unrealized holding gains (losses), net of tax of ~~W~~1,351 million, ~~W~~1,023 million and (~~W~~1,907) million in 2006, 2007 and 2008, respectively		3,562		2,698		(6,762)
Reclassification adjustment for losses realized in net earning due to disposal, net of tax of ~~W~~39 million, ~~W~~1,004 million and ~~W~~687 million in 2006, 2007 and 2008, respectively		102		2,648		2,436
Gains (losses) on valuation of derivatives for cash flow hedge, net of tax of ~~W~~768 million and (~~W~~1,297) million in 2007 and 2008, respectively		—		2,024		(4,598)

Comprehensive income as adjusted in accordance with U.S. GAAP	~~W~~	1,322,487	~~W~~	1,095,198	~~W~~	526,242

p.	Statements of Cash Flows

Statements of cash flows under Korean GAAP include the cash flows of KTSC, KTP, SFNH BF-(1), Olivenine, KTF Music (formerly, “Bluecord Technology”) and Doremi Media, which are accounted for under the equity method under U.S. GAAP.

Under Korean GAAP, cash flows from contributions that are restricted for the purposes of constructing assets are included in investing activities. For U.S. GAAP purposes, those cash flows are included in financing activities. In addition, under Korean GAAP cash flows from initial consolidation or deconsolidation of a subsidiary is

KT CORPORATION AND SUBSIDIAIRIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

presented as a separate line whereas for U.S. GAAP purposes, it is categorized as investing activities net of cash paid or received.

q.	Significant New Accounting Pronouncements

(i) In December 2007, the FASB issued SFAS No. 141(R), “Business Combinations” (SFAS No. 141(R)) which retained the underlying concepts of SFAS No. 141 in that all business combinations are still required to be accounted for at fair value under the acquisition method of accounting but SFAS No. 141(R) changed the method of applying the acquisition method in a number of significant aspects. SFAS No. 141(R) will require that: (1) for all business combinations, the acquirer records all assets and liabilities of the acquired business, including goodwill, generally at their fair values; (2) certain contingent assets and liabilities acquired should be recognized at their fair values on the acquisition date; (3) contingent consideration should be recognized at its fair value on the acquisition date and, for certain arrangements, changes in fair value will be recognized in earnings until settled; (4) acquisition-related transaction and restructuring costs should be expensed rather than treated as part of the cost of the acquisition and included in the amount recorded for assets acquired; (5) in step acquisitions, previous equity interests in an acquiree held prior to obtaining control should be re-measured to their acquisition-date fair values, with any gain or loss recognized in earnings; and (6) when making adjustments to finalize initial accounting, companies revise any previously issued post-acquisition financial information in future financial statements to reflect any adjustments as if they had been recorded on the acquisition date. SFAS No. 141(R) is effective on a prospective basis for all business combinations for which the acquisition date is on or after the beginning of the first annual period subsequent to December 15, 2008, with the exception of the accounting for valuation allowances on deferred taxes and acquired tax contingencies. SFAS No. 141(R) amends SFAS No. 109 such that adjustments made to valuation allowances on deferred taxes and acquired tax contingencies associated with acquisitions that closed prior to the effective date of this statement should also apply the provisions of SFAS No. 141(R). This standard will be applied to all future business combinations after December 31, 2008.

(ii) In December 2007, the FASB issued SFAS No. 160, “Noncontrolling Interests in Consolidated Financial Statements, an Amendment of ARB 51” (SFAS No. 160) which amends ARB 51 to establish new standards that will govern the accounting for and reporting of noncontrolling interests in partially owned consolidated subsidiaries and the loss of control of subsidiaries. Also, SFAS No. 160 requires that: (1) noncontrolling interest, previously referred to as minority interest, be reported as part of equity in the consolidated financial statements; (2) losses be allocated to the noncontrolling interest even when such allocation might result in a deficit balance, reducing the losses attributed to the controlling interest; (3) changes in ownership interests be treated as equity transactions if control is maintained; and, (4) upon a loss of control, any gain or loss on the interest sold be recognized in earnings. SFAS No. 160 is effective on a prospective basis for all fiscal years beginning on or after December 15, 2008, except for the presentation and disclosure requirements, which will be applied retrospectively. Management is currently evaluating the effects, if any, that SFAS No. 160 may have on the Company’s consolidated financial condition and results of operations.

(iii) In March 2008, the FASB issued SFAS No. 161, “Disclosures about Derivative Instruments and Hedging Activities — an Amendment of FASB Statement No. 133” (SFAS No. 161), that expands the disclosure requirements of FASB Statement No. 133, “Accounting for Derivative Instruments and Hedging Activities” (SFAS No. 133). SFAS No. 161 requires additional disclosures regarding: (1) how and why an entity uses derivative instruments; (2) how derivative instruments and related hedged items are accounted for under SFAS No. 133; and (3) how derivative instruments and related hedged items affect an entity’s financial position, financial performance, and cash flows. In addition, SFAS No. 161 requires qualitative disclosures about objectives and strategies for using derivatives described in the context of an entity’s risk exposures, quantitative disclosures about the location and fair value of derivative instruments and associated gains and losses, and disclosures about credit-risk-related contingent features in derivative instruments. SFAS No. 161 is effective for fiscal years beginning after November 15, 2008. Management does anticipate that the adoption of this statement will have a material effect on our consolidated financial position or results of operations.

KT CORPORATION AND SUBSIDIAIRIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(iv) In April 2008, the FASB issued FSP FAS 142-3, “Determining of the Useful Life of Intangible Assets,” (“FSP FAS 142-3”) with the objective of improving the consistency between the useful life of a recognized intangible asset under SFAS No. 142, “Goodwill and Other Intangible Assets,” (“SFAS 142”) and the period of expected cash flows used to measure the fair value of the asset under SFAS No. 141(R) and other U.S. GAAP standards. FSP FAS 142-3 establishes additional factors to be considered by an entity in developing assumptions about renewal or extension used to determine the useful life of an intangible asset recognized under SFAS No. 142. FSP FAS 142-3 is effective for financial statements issued for fiscal years beginning after December 15, 2008. We will adopt FSP FAS 142-3 effective January 1, 2009. Management does anticipate that the adoption of this statement will have a material effect on our financial position or results of operations.

(v) In May 2008, the FASB issued FSP APB 14-1, “Accounting for Convertible Debt Instruments that may be Settled in Cash upon Conversion (Including Partial Cash Settlement),” (“FSP APB 14-1”) was issued which specifies that issuers of such instruments should separately account for the liability and equity components in a manner that will reflect the issuer’s nonconvertible debt borrowing rate when interest cost is recognized in subsequent periods. FSP APB 14-1 is effective for financial statements issued for fiscal years beginning after December 15, 2008. Management is currently evaluating the effects, if any, which FSP APB 14-1 may have on the Company’s consolidated financial condition and results of operations.

(vi) In May 2008, the FASB issued SFAS No. 162, “The Hierarchy of Generally Accepted Accounting Principles” (SFAS No. 162) that is intended to improve financial reporting by identifying a consistent framework, for selecting accounting principles to be used in preparing financial statements that are presented in conformity with U.S. GAAP for nongovernmental entities. SFAS No. 162 is effective 60 days following the Securities and Exchanges Commission’s approval of the Public Company Accounting Oversight Board Auditing amendments to AU Section 411, “The Meaning of Present Fairly in Conformity with Generally Accepted Accounting Principles.”

(vii) In June 2008, the EITF issued EITF No. 03-6-1, “Determining Whether Instruments Granted in Share-Based Payment Transactions Are Participating Securities,” (“EITF No. 03-6-1”). The FASB concluded that all unvested share-based payment awards that contain nonforfeitable rights to dividends or dividend equivalents (whether paid or unpaid) are participating securities and shall be included in the computation of earnings per share pursuant to the two-class method. The EITF No. 03-6-1 is effective for fiscal years beginning after December 15, 2008, and interim periods within those fiscal years. Early adoption is prohibited. Management is currently evaluating the effects, if any, which EITF No. 03-6-1 may have on the Company’s consolidated financial condition and results of operations.

(viii) In September 2008, the EITF issued EITF No. 08-5, “Issuer’s Accounting for Liabilities at Fair Value with a Third-Party Credit Enhancement” (EITF No. 08-5). EITF No. 08-5 states that the issuer of debt with a third-party credit enhancement that is inseparable from the debt instrument shall not include the effect of the credit enhancement in the fair value measurement of the liability. EITF No. 08-5 is effective on a prospective basis for periods ending after December 15, 2008. Management is currently evaluating the effects, if any, which EITF No. 08-5 may have on the Company’s consolidated financial condition and results of operations.

(ix) In November 2008, the EITF issued EITF No. 08-6, “Equity Method Investment Accounting Considerations” (EITF No. 08-6) that addresses how the initial carrying value of an equity method investment should be determined, how an impairment assessment of an underlying indefeinite-lived intangible asset of an equity method investment should be performed, how an equity method investee’s issuance of shares should be accounted for, and how to account for a change in an investment from equity method to the cost method. EITF No. 08-6 shall be effective in fiscal years beginning on or after December 15, 2008, and interim periods within those fiscal years. EITF No. 08-6 shall be applied prospectively with early application prohibited. Management is currently evaluating the effects, if any, which EITF No. 08-6 may have on the Company’s consolidated financial condition and results of operations.

KT CORPORATION AND SUBSIDIAIRIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(x) In November 2008, the EITF issued EITF No. 08-7, “Accounting for Defensive Intangible Assets,” (“EITF No. 08-7”) applies to defensive intangible assets, which are acquired intangible assets that the acquirer does not intend to actively use but intends to hold to prevent its competitors from obtaining access to them. As these assets are separately identifiable, EITF No. 08-7 requires an acquiring entity to account for defensive intangible assets as a separate unit of accounting. Defensive intangible assets must be recognized at fair value in accordance with SAFS No. 141(R) and SFAS No. 157. EITF No. 08-7 is effective for defensive intangible assets acquired in fiscal years beginning on or after December 15, 2008.

(xi) In December 2008, the FASB issued FSP FAS 132(R)-1, “Employers’ Disclosures about Postretirement Benefit Plan Assets” (FSP FAS 132(R)-1), to provide guidance on an employer’s disclosure about plan assets of a defined benefit pension or other postretirement plan. FSP FAS 132(R)-1 provides objectives for the disclosure about the employer’s (1) investment policies and strategies, (2) categories of plan assets, (3) fair value measurements, and (4) significant concentrations of risk. FSP FAS 132(R)-1 is effective for fiscal years ending after December 15, 2009. Upon initial application, the provisions of FSP FAS 132(R)-1 are not required for earlier periods that are presented for comparative purposes. Earlier adoption is permitted. Because this impacts the disclosure and not the accounting treatment for benefit and other postretirement plans, management believes the adoption of FSP FAS 132(R)-1 will not have a material effect on the consolidated financial condition or results of operations.

(xii) In April 2009, the FASB issued three staff positions intended to provide additional application guidance and enhance disclosures regarding fair value measurements and impairments of debt securities. The first, FSP FAS 157-4, “Determining Fair Value When the Volume and Level of Activity for the Asset of Liability Have Significantly Decreased and Identifying Transaction That Are Not Orderly,” provides guideline for determining fair value measurements consistently with the principles presented in SFAS No. 157 when the volume and level of activity for the asset or liability has significantly decreased, and provides guidance on identifying circumstances that indicate that a transaction is not orderly. The second, FSP FAS 107-1 and APB 28-1, “Interim Disclosures about Fair Value of Financial Instruments,” expands the frequency of fair value disclosures for publicly traded entities about the fair value of certain financial instruments not recognized at fair value in the statement of financial position to include interim reporting periods. The third, FSP FAS 115-2 and 124-2, “Recognition and Presentation of Other-Than-Temporary Impairments,” amends the other-than-temporary impairment guidance for debt securities, and modifies the presentation and disclosure requirements for all other-than-temporary impairments. The staff positions are effective for interim and annual reporting periods ending after June 15, 2009 with early adoption permitted of all three FSPs together. The Company did not early adopt these FSPs. Management does anticipate that the adoption of these staff positions will have a material effect on the consolidated financial position or results of operations.

(xiii) In May 2009, the FASB issued SFAS No. 165, “Subsequent Events,” addressing accounting and disclosure requirements related to subsequent events (“SFAS No. 165”). SFAS No. 165 requires management to evaluate subsequent events through the date the financial statements are either issued or available to be issued, depending on the entity’s expectation of whether it will widely distribute its financial statements to its shareholders and other financial statement users. Entities will be required to disclose the date through which subsequent events have been evaluated. SFAS No. 165 is effective for interim or annual financial periods ending after June 15, 2009 and should be applied prospectively. Management believes the adoption of SFAS No. 165 will not have a material effect on our consolidated financial position or results of operations.

KT CORPORATION AND SUBSIDIAIRIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

r.	U.S. GAAP Reconciliations

The effects of the significant adjustments to net earnings and stockholders’ equity for the years ended December 31, 2006, 2007 and 2008 which would be required if U.S. GAAP were to be applied instead of Korean GAAP are summarized as follows (in millions of Korean won except per share data):

	Note
	Reference	2006		2007		2008

Net income (attributable to equity holders of the parent) in accordance with Korean GAAP		~~W~~	1,291,863	~~W~~	1,056,227	~~W~~	449,810
Adjustments:
U.S. GAAP adjustments of equity method affiliates	38.a		1,250		—		—
Goodwill impairment	38.c		—		—		(13,948)
Equity in income of associates:
Reversal of amortization of goodwill	38.c		145,510		180,343		166,422
Impairment loss relating to equity investee	38.c		—		—		(9,466)
Additional acquisitions of equity investees	38.e		(26,337)		(15,760)		6,351
Intangible assets	38.f		(4,742)		(13,652)		(14,329)
Property and equipment	38.g		(150,885)		(207,573)		(114,744)
Interest capitalization (including related depreciation), net	38.h		8,631		5,310		(2,128)
Capitalized foreign exchange transactions, net	38.k		2,789		3,433		880
Service installation fees	38.i		17,615		(9,236)		5,865
Deferred income tax — methodology difference	38.j		37,590		(22,618)		4,275
Deferred income tax effects of U.S. GAAP adjustments	38.j		1,346		57,363		(15,228)
Miscellaneous accounts	38.j		(68)		13,886		35,230
Foreign currency translation of convertible notes	38.k		948		—		—
Minority interest income	38.l		3,833		20,810		19,255

		~~W~~	37,480	~~W~~	12,306	~~W~~	68,435

Net earnings as adjusted in accordance with U.S. GAAP		~~W~~	1,329,343	~~W~~	1,068,533	~~W~~	518,245

KT CORPORATION AND SUBSIDIAIRIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The following table sets forth the computation of basic and diluted earnings per share for the years ended December 31, 2006, 2007 and 2008:

	2006				2007				2008
	Diluted		Basic		Diluted		Basic		Diluted		Basic
			(In millions of Korean won except per share data)

CONSOLIDATED
Earnings from continuing operations	~~W~~	1,329,034	~~W~~	1,328,995	~~W~~	994,399	~~W~~	994,399	~~W~~	518,245	~~W~~	518,245
Earnings from discontinuing operations		348		348		74,134		74,134		—		—

Net earnings available		1,329,382		1,329,343		1,068,533		1,068,533		518,245		518,245

AVERAGE EQUIVALENT SHARES
Shares of common stock outstanding		209,894,649		209,894,649		206,599,294		206,599,294		202,891,015		202,891,015
Dilutive effect of convertible notes		254,949		—		—		—		—		—

Total average equivalent shares		210,149,598		209,894,649		206,599,294		206,599,294		202,891,015		202,891,015

PER SHARE AMOUNTS
Earnings from continuing operations		6,325		6,331		4,814		4,814		2,554		2,554
Earnings from discontinuing operations		2		2		358		358		—		—

Net earnings per share	~~W~~	6,327	~~W~~	6,333	~~W~~	5,172	~~W~~	5,172	~~W~~	2,554	~~W~~	2,554

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

KT CORPORATION AND SUBSIDIAIRIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

	Note Reference	2007		2008

Stockholders’ equity in accordance with Korean GAAP		~~W~~	11,137,766	~~W~~	11,087,898
Adjustments:
Goodwill impairment	38.c		(12,947)		(26,895)
Equity in earnings of equity method affiliates:
Reversal of goodwill amortization	38.c		846,305		1,012,727
Impairment loss relating to equity investee	38.c		(1,462,443)		(1,471,474)
Additional acquisitions of equity investees	38.e		766,291		787,293
Different useful life of intangibles	38.f		111,631		111,631
Intangible assets	38.f		53,010		38,681
Accumulated depreciation	38.g		(510,021)		(624,765)
Interest capitalization, net	38.h		67,822		65,694
Capitalized foreign exchange transactions, net	38.k		(3,896)		(3,016)
Service installation fees	38.i		(481,618)		(475,753)
Deferred tax — methodology difference	38.j		28,518		32,864
Deferred tax effects of U.S. GAAP adjustments	38.j		226,605		209,666
Miscellaneous accounts	38.j		(44,704)		(9,474)
Minority interest	38.l		(2,283,928)		(2,244,679)

			(2,699,375)		(2,597,500)

Stockholders’ equity as adjusted in accordance with U.S. GAAP		~~W~~	8,438,391	~~W~~	8,490,398

KT CORPORATION AND SUBSIDIAIRIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

s.	Condensed Consolidated U.S. GAAP Financial Information

Condensed consolidated balance sheets in accordance with U.S. GAAP as of December 31, 2007 and 2008 are presented as follows (in millions of Korean won):

	2007		2008

Current assets
Accounts receivable — trade	~~W~~	2,510,955	~~W~~	2,963,183
Other current assets		2,974,231		3,946,259

Total current assets		5,485,186		6,909,442
Investments		413,012		496,052
Property and equipment, net		14,670,821		14,460,108
Goodwill		557,119		584,761
Other assets		2,897,283		3,523,729

Total assets	~~W~~	24,023,421	~~W~~	25,974,092

Current liabilities
Accounts payable — trade	~~W~~	1,009,032	~~W~~	827,971
Other current liabilities		4,144,455		4,441,864

Total current liabilities		5,153,487		5,269,835
Long-term debt, excluding current portion		5,970,098		7,910,118
Other long-term liabilities		2,310,831		2,184,470

Total liabilities		13,434,416		15,364,423

Minority interest in consolidated subsidiaries		2,150,614		2,119,271

Stockholders’ equity		8,438,391		8,490,398

Total liabilities, minority interest and stockholders’ equity	~~W~~	24,023,421	~~W~~	25,974,092

Changes in consolidated stockholders’ equity in accordance with U.S. GAAP for the years ended December 31, 2006, 2007 and 2008 are as follows (in millions of Korean won):

	2006		2007		2008

Beginning of the year	~~W~~	7,345,041	~~W~~	8,037,993	~~W~~	8,438,391
Net earnings		1,329,343		1,068,533		518,245
Retirement of treasury stock		(213,644)		(196,329)		(73,807)
Foreign currency translation adjustments		(10,520)		19,295		16,921
Unrealized gains on investments, net of tax		3,664		5,346		(4,326)
Sale of treasury stock, net		14,368		884		807
Dividends		(426,113)		(416,191)		(407,374)
Adoption of FIN 48		—		(58,667)		—
Changes in consolidated entities		—		(23,990)		—
Other, net of tax		(4,146)		1,517		1,541

End of the year	~~W~~	8,037,993	~~W~~	8,438,391	~~W~~	8,490,398

KT CORPORATION AND SUBSIDIAIRIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Condensed consolidated statements of cash flows in accordance with U.S. GAAP for the years ended December 31, 2006, 2007 and 2008 are set out below (in millions of Korean won):

	2006		2007		2008

CASH FLOWS FROM OPERATING ACTIVITIES :
Net income	~~W~~	1,329,343	~~W~~	1,068,533	~~W~~	518,245
Adjustments to reconcile net earnings to net cash provided by operating activities:
Depreciation and amortization		2,882,488		3,695,405		3,663,037
Provision for doubtful accounts		47,515		67,263		139,441
Loss on disposal of property and equipment		73,539		76,839		89,734
Equity in loss of associates		(81,488)		(145,861)		(164,336)
Deferred income tax expense (benefit)		(15,261)		(68,417)		(115,337)
Gain on disposition of available-for-sale securities, net		(63,133)		(11,428)		(5,587)
Impairment losses of equity method affiliates		—		—		22,058
Foreign currency translation gain (loss), net		(114,950)		7,293		753,592
Gain (loss) on settlement and valuation of derivatives, net		92,784		(22,440)		(649,360)
Minority interest income in earnings of consolidated subsidiaries		93,874		91,521		55,178
Changes in assets and liabilities related to operating activities:
Notes and accounts receivable		250,695		(416,506)		(161,287)
Inventories		68,218		(72,708)		(142,512)
Advance payments		52,575		(20,599)		(2,795)
Notes and long-term accounts receivable		(20,705)		(9,384)		(654,248)
Accounts payable		(81,279)		14,740		(423,619)
Advance receipts		(610)		(30,484)		19,783
Income taxes payable		234,888		(150,832)		(153,173)
Prepaid expenses		(5,314)		(12,678)		(44,291)
Withholdings		(340)		24,657		26,404
Accrued expenses		7,821		66,584		24,904
Refundable deposits for telephone installation		(48,557)		(66,145)		(59,437)
Payment of severance indemnities		158,423		254,671		140,352
Deposits for severance indemnities		(150,621)		(132,427)		(148,822)
Other, net		(42,900)		52,483		160,633

Net Cash Provided by Operating Activities		4,667,005		4,260,080		2,888,557

CASH FLOWS FROM INVESTING ACTIVITIES :
Acquisition of property and equipment		(2,827,851)		(3,621,428)		(3,322,381)
Disposal of property and equipment		54,819		103,471		53,606
Decrease (increase) in short-term financial instruments, net		369,902		114,459		209,474
Disposal of available-for-sale securities		690,177		1,181,025		614,405
Decrease in equity method investment securities		60,785		10,807		1,047

KT CORPORATION AND SUBSIDIAIRIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

	2006		2007		2008

Collection of held-to-maturity securities		607		252		5
Acquisition of available-for-sale securities		(647,051)		(981,008)		(692,289)
Acquisition of equity method investment securities		(9,482)		(7,220)		(123,171)
Acquisition of held-to-maturity securities		(281)		(5)		(13,988)
Acquisition of assets and liabilities of consolidated subsidiaries		(109,853)		(31,928)		(5,619)
Other, net		(13,715)		(178,630)		(223,359)

Net Cash Used in Investing Activities		(2,431,943)		(3,410,205)		(3,502,270)

CASH FLOWS FROM FINANCING ACTIVITIES :
Payment of dividends		(426,663)		(472,774)		(408,242)
Repayment of short-term borrowings		25,485		30,601		55,440
Repayment of long-term borrowings and current portion of long-term debt		(922,740)		(1,314,424)		(2,121,831)
Increase in long-term borrowings		235,831		872,085		3,735,500
Acquisition of treasury stock		(213,664)		(195,217)		(73,807)
Inflows (outflows) from capital transactions of consolidated entities		(164,884)		(150,055)		(110,917)
Increase in accounts receivable — trade		(200,000)		—		—
Other, net		(3,597)		(41,383)		70,702

Net Cash Used in Financing Activities		(1,670,232)		(1,271,167)		1,146,845

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS		564,830		(421,292)		533,132
CASH AND CASH EQUIVALENTS AT BEGINNING OF THE YEAR		1,194,314		1,759,144		1,337,852

CASH AND CASH EQUIVALENTS AT END OF THE YEAR	~~W~~	1,759,144	~~W~~	1,337,852	~~W~~	1,870,984

Supplemental schedule:
Cash paid for interest (net of amounts capitalized)	~~W~~	385,553	~~W~~	433,471	~~W~~	406,485
Cash paid for income taxes	~~W~~	322,866	~~W~~	486,448	~~W~~	453,532

39.	ADDITIONAL U.S. GAAP DISCLOSURES

a.	Income Tax Expense

The components of income tax expense for the years ended December 31, 2006, 2007 and 2008 are as follows (in millions of Korean won):

	2006		2007		2008

Current income tax expense	~~W~~	372,351	~~W~~	337,904	~~W~~	293,512
Deferred income tax expense (benefit)		(15,261)		(68,417)		(115,337)

Income tax expense	~~W~~	357,090	~~W~~	269,487	~~W~~	178,175

KT CORPORATION AND SUBSIDIAIRIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Substantially all income before income taxes and related income tax expense (benefit) are attributable to domestic operations. The provision for income taxes using statutory tax rates differs from the actual provision for the years ended December 31, 2006, 2007 and 2008 for the following reasons (in millions of Korean won):

	2006		2007		2008

Provision for income taxes at statutory tax rates	~~W~~	489,584	~~W~~	372,704	~~W~~	191,502
Tax credits		(147,509)		(121,159)		(197,492)
Additional income tax payment (refund) related to prior year		(26,449)		(23,683)		(4,716)
Non-temporary difference		51,341		18,217		24,863
Changes in deferred income tax unrecognized		(9,877)		10,039		16,058
Tax rate changes		—		—		142,437
Others		—		13,369		5,523

Actual provision for income taxes	~~W~~	357,090	~~W~~	269,487	~~W~~	178,175

The effective tax rates after adjustments of certain differences between amounts reported for financial accounting and income tax purpose, were approximately 20.1%, 18.8% and 25.6% for the years ended December 31, 2006, 2007 and 2008, respectively.

The tax effects of temporary differences that resulted in significant portions of the deferred income tax assets and liabilities at December 31, 2007 and 2008, computed under U.S. GAAP, and a description of financial statement items that created these differences are as follows (in millions of Korean won):

	2007		2008

Deferred income tax assets:
Allowance for doubtful accounts	~~W~~	98,470	~~W~~	119,855
Refundable deposits for telephone installation		14,850		11,205
Investment securities		3,653		8,840
Inventories		9,619		4,543
Property and equipment		130,553		130,443
Unearned revenue		111,144		74,560
Equity method investment securities		46,131		24,251
Tax credit carryforwards		71,555		131,102
Tax loss carryforwards		18,529		49,183
Accrued expenses		81,928		53,825
Other		98,816		240,529

Total deferred income tax assets		685,248		848,336
Valuation allowance		(20,558)		(78,444)

Deferred income tax assets		664,690		769,892
Deferred income tax liabilities:
Equity method investment securities		(58,973)		(41,678)
Accrued interest income		(1,682)		(2,798)

Deferred income tax liabilities		(60,655)		(44,476)

Net deferred income tax assets	~~W~~	604,035	~~W~~	725,416

KT CORPORATION AND SUBSIDIAIRIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

In 2007 and 2008, valuation allowance were recognized by certain subsidiaries as realization of deferred income tax asset was not assessed as more likely than not mainly due to lack of expected future taxable income.

In 2008, the Company was eligible for tax credits of ~~W~~305,651 million. However, due to the minimum tax provisions, the Company utilized only ~~W~~152,556 million. The remaining tax credit will expire in 2013. During 2008, the Company concluded that the remaining tax credit was more likely than not of realization in the future based on future taxable income estimates. As a result, the Company recorded an income tax benefit of ~~W~~131,102 million of the tax credit. The tax loss carryforwards of ~~W~~223,560 million as of December 31, 2008 will expire in 2013. During 2008, certain subsidiaries including TSC did not recognize deferred income tax assets amounting to ~~W~~48,591 million which resulted from the tax effects of tax loss carryforwards of ~~W~~220,869 million in excess of taxable differences and future taxable income.

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

Upon adoption of FIN 48 as of January 1, 2007, the Company recorded a decrease to retained earnings of ~~W~~58,667 million as a cumulative effect of the liability for uncertain tax positions. At January 1, 2007, the Company had ~~W~~67,142 million of total gross unrecognized tax benefits, of which ~~W~~46,386 million represents the amount of unrecognized tax benefits that, if recognized, would favorably affect the effective income tax rate. The amount of unrecognized tax benefits that would favorably affect the effective income tax rate was ~~W~~441 million and ~~W~~784 million for the years ended December 31, 2007 and 2008, respectively. These amounts consider the guidance in FIN 48-1, “Definition of Settlement in FASB Interpretation No. 48.” The liability for uncertain tax positions is classified as a non-current liability.

A reconciliation of the total amounts of unrecognized tax benefits at the beginning and end of the period is as follows (in millions of Korean won):

	2007		2008

Balance at January 1,	~~W~~	67,142	~~W~~	6,450
Additions to tax positions recorded during the current year		3,303		573
Additions to tax positions recorded during prior years		—		268
Reductions to tax positions recorded during prior years		—		(226)
Reductions in tax positions due to lapse of statutory limitations		—		—
Reductions for settlement		(63,995)		(2,813)

Balance at December 31,	~~W~~	6,450	~~W~~	4,252

The Company’s practice is to classify interest on uncertain tax positions in non-operating expense whereas penalties are classified in income tax expense. The Company recognized ~~W~~311 million and ~~W~~295 million in penalties for the years ended December 31, 2007 and 2008, respectively. As of December 31, 2007 and 2008, the Company had ~~W~~477 million and ~~W~~683 million accrued for the payment of penalties.

The Company has open tax years ranging from 2004 to 2008, by which our taxes remain subject to examination. However, the Company does not anticipate that the total amount of unrecognized tax benefits will significantly change in the next 12 months.

KT CORPORATION AND SUBSIDIAIRIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

b.	Fair Value Measurements (SFAS No. 157)

The Company carries certain assets and liabilities as fair value recognized in the consolidated financial statements each year. The Company makes estimates regarding valuation of assets and liabilities measured at fair value in preparing the consolidated financial statements. These assets and liabilities mainly include available-for-sale debt and equity securities accounted for pursuant to SFAS No. 115, Accounting for Certain Investments in Debt and Equity Securities, and derivative contracts accounted for pursuant to SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities.

On January 1, 2008, the Company adopted the provisions of SFAS No. 157, Fair Value Measurements, for all financial and nonfinancial assets and liabilities recognized at fair value in the consolidated financial statements on a recurring basis. The adoption of this statement did not change our previous accounting for financial assets and liabilities. The provisions of SFAS No. 157 will be applied to nonfinancial assets and liabilities that are recognized at fair value in the consolidated financial statements on a nonrecurring basis beginning January 1, 2009. Upon application of the remaining provisions of SFAS No. 157 on January 1, 2009, the Company will provide additional disclosures regarding the nonrecurring fair value measurements.

SFAS No. 157 defines fair value as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. SFAS No. 157 also establishes a three-tier fair value hierarchy which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. These tiers include: Level 1, defined as observable inputs such as quoted prices in active markets; Level 2, defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and Level 3, defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions.

Following is a description of the valuation methodologies the Company used for instruments measured at fair value, as well as the general classification of such instruments pursuant to the valuation hierarchy.

Securities

The Company classifies its securities within Level 1 of the valuation hierarchy where quoted prices are available in an active market. The Company generally classifies its securities within Level 2 of the valuation hierarchy where quoted market prices are not available. If quoted market prices are not available, the Company determines the fair value of its securities using pricing models, quoted prices of securities with similar characteristics or discounted cash flow models.

Derivatives

The Company generally classifies derivatives within Level 2 of the valuation hierarchy. The derivative financial instruments consist of cross currency interest rate swap and put option contracts. The cross currency interest swaps are valued using internal models that use as their basis readily observable market inputs, such as time value, forward interest rates, volatility factors and current and forward market prices for foreign currency.

The Company classifies put option within Level 3 of the valuation hierarchy. The put option is valued using internal model with significant unobservable inputs as Level 3 of the valuation hierarchy. The fair value of the put option is measured using Black-Sholes option pricing model that utilizes unobservable inputs such as expectation about dividend and future volatility. In addition, considering the fair value measurement, management judgments are applied to assess the appropriate level of valuation adjustments to reflect counterparty credit quality and the Company’s own nonperformance risk, where relevant.

KT CORPORATION AND SUBSIDIAIRIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The following fair value hierarchy table presents information regarding the assets and liabilities measured at fair value on a recurring basis as of December 31, 2008 (in millions of Korean won):

	Level 1		Level 2		Level 3		Total

ASSETS
Securities
• Beneficiary certificates	~~W~~	39,696	~~W~~	—	~~W~~	—	~~W~~	39,696
• Available-for-sale securities :		107,455		—		—		107,455
• Held-to-maturity securities		—		14,073		—		14,073
Derivative instruments assets :
• Currency swap		—		72,127		—		72,127
• Combined interest rate currency swap		—		417,731		—		417,731
• Put option		—		—		14,540		14,540

Total	~~W~~	147,151	~~W~~	503,931	~~W~~	14,540	~~W~~	665,622

LIABILITIES
Derivative instruments liabilities :
• Interest rate swap		—		15,641		—		15,641
• Currency forwards		—		4,755		—		4,755

Total	~~W~~	—	~~W~~	20,396	~~W~~	—	~~W~~	20,396

The following table provides a reconciliation of the beginning and ending balances for the year ended December 31, 2008 of the Company’s put option, as the option is measured at fair value using significant unobservable inputs (in millions of Korean won):

Balances at January 1, 2008	~~W~~	1,971
Unrealized gain included in earnings		12,569
Unrealized gain (loss) included in other comprehensive income		—
Purchases, sales, issuances and settlements, net		—
Transfer in and/or out of Level 3		—

Balances at December 31, 2008	~~W~~	14,540

c.	Fair Value of Financial Instruments (SFAS No. 107)

The following method and assumptions were used to estimate the fair value of each significant class of financial instrument for which it was practicable to estimate such value:

(i) Cash and cash equivalents, short-term financial instruments, accounts receivable, accounts payable and short-term borrowings

The carrying amount approximates fair value due to the short-term maturity of these instruments.

(ii) Loans to employees

The carrying amount of short-term loans approximates fair value due to the short term maturities of these loans. The fair value of long-term loans is estimated based on discounted cash flows using current rates offered for loans of the similar remaining maturities.

KT CORPORATION AND SUBSIDIAIRIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(iii) Long-term debt

The fair value of the long-term debt, including current portion, is estimated based on quoted market prices for the same or similar issues or on the current rates offered for debt of the same remaining maturities.

The estimated fair values of the Company’s significant financial instruments at December 31, 2007 and 2008 are summarized as follows (in millions of Korean won):

	2007				2008
	Carrying Amount		Fair Value		Carrying Amount		Fair Value

Cash and cash equivalents	~~W~~	1,337,852	~~W~~	1,337,852	~~W~~	1,871,018	~~W~~	1,871,018
Short-term financial instruments		259,504		259,504		86,059		86,059
Notes and accounts receivable		3,058,264		3,058,264		3,805,072		3,805,072
Loans to employees		163,864		149,305		56,020		52,616
Accounts payable		1,009,032		1,009,032		1,212,756		1,212,756
Short-term borrowings		199,768		199,768		261,006		261,006
Long-term debt, including current portion		6,979,913		6,848,696		9,371,938		9,182,625

d.	Accrued Severance Indemnities

The Company expects to pay the following future benefits to its employees upon their normal retirement age (in millions of Korean won):

Year Ending December 31,

2009	~~W~~	5,795
2010		13,701
2011		15,130
2012		24,614
2013		46,633
2014-2018		551,582

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

KT CORPORATION
(Registrant)

/s/  Suk-Chae Lee
Name:     Suk-Chae Lee

Title:	Chief Executive Officer

Date: June 29, 2009

Exhibit Index

1		Articles of Incorporation of KT Corporation (English translation) Form of Common Stock Certificate of KT Corporation, par value ~~W~~5,000 per share (including translation in English)
2	.1*	Deposit Agreement dated as of May 25, 1999 entered into among KT Corporation, Citibank, N.A., as depositary, and all Holders and Beneficial Owners of American Depositary Shares evidenced by the American Depositary Receipts issued thereunder, including the form of American depositary receipt (incorporated herein by reference to Exhibit(a)(i) of the Registrant’s Registration Statement (Registration No. 333-13578) on Form F-6)
2	.2*	Form of Amendment No. 1 Deposit Agreement dated as of May 25, 1999 entered into among KT Corporation, Citibank, N.A., as depositary, and all Holders and Beneficial Owners of American Depositary Shares evidenced by the American Depositary Receipts issued thereunder, including the form of American depositary receipt (incorporated herein by reference to Exhibit(a)(ii) of the Registrant’s Registration Statement (Registration No. 333-13578) on Form F-6)
2	.3*	Letter from Citibank, N.A., as depositary, to the Registrant relating to the pre-release of the American depositary receipts (incorporated herein by reference to the Registrant’s Registration Statement (Registration No. 333-10330) on Form F-6)
2	.4*	Letter from Citibank, N.A., as depositary, to the Registrant relating to the establishment of a direct registration system for ADSs and the issuance of uncertified ADSs as part of the direct registration system. (incorporated herein by reference to Exhibit 2.4 of the Registrant’s Annual Report on Form 20-F filed on June 30, 2008)
4	.1*	The Merger Agreement dated January 20, 2009, entered into by and between KT Corporation and KT Freetel Co., Ltd. (incorporated herein by reference to Annex I of the Registrant’s Registration Statement (Registration No. 333-156817) on Form F-4)
8.1		List of subsidiaries of KT Corporation
12.1		Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2		Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1		Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1		The Telecommunications Basic Law (English translation)
15.2		Enforcement Decree of the Telecommunications Basic Law (English translation)
15.3		The Telecommunications Business Act (English translation)
15.4		Enforcement Decree of the Telecommunications Business Act (English translation)

*	Filed previously.