Form 20-F
period 2009-12-31
KT CORP
filed 2010-06-29
CIK 892450

As filed with the Securities and Exchange Commission on June 29, 2010

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

        For the fiscal year ended December 31, 2009

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

Thomas Bum Joon Kim

206 Jungja-dong

Bundang-ku, Sungnam, Gyunggi-do

463-711 Korea

Telephone: +82-31-727-0150; E-mail: thomaskim@kt.com

(Name, telephone, e-mail and/or facsimile number and address of company contact person)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Name of each exchange on which registered
American Depositary Shares, each representing	New York Stock Exchange, Inc.
one-half of one share of common stock
Common Stock, par value (Won)5,000 per share*	New York Stock Exchange, Inc.*

Securities registered or to be registered pursuant to Section 12(g) of the Act.

None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

None

As of December 31, 2009, there were 243,196,468 shares of common stock, par value (Won) 5,000 per share, outstanding

(not including 17,915,340 shares of common stock held by the company as treasury shares)

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.    Yes  ☒    No   ☐

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.    Yes  ☐    No   ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.    Yes  ☒    No   ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).    Yes  ☐    No   ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

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

(continued)

iii

PRESENTATION

All references to “Korea” or the “Republic” contained in this annual report mean the Republic of Korea. All references to the “Government” are to the government of the Republic of Korea. All references to “we,” “us” or the “Company” are to KT Corporation and, as the context may require, its subsidiaries.

All references to “Won” or “(Won) ” in this annual report are to the currency of the Republic and all references to “Dollars,” “$,” “US$” or “U.S. dollars” are to the currency of the United States of America. Our monetary assets and liabilities denominated in foreign currency are translated into Won at the market average exchange rate announced by Seoul Money Brokerage Services, Ltd. on the balance sheet dates, which were, for U.S. dollars, (Won)938.2 to US$1.00, (Won)1,257.5 to US$1.00 and (Won)1,167.6 to US$1.00 at December 31, 2007, 2008 and 2009, respectively. Our consolidated financial statements are expressed in Won and, solely for the convenience of the reader, the consolidated financial statements as of and for the year ended December 31, 2009 have been translated into United States dollars at the rate of (Won)1,163.7 to US$1.00, the noon buying rate in the City of New York for cable transfers in Won as certified for customs purposes by the Federal Reserve Bank of New York at December 31, 2009.

Any discrepancies in any table between totals and the sums of the amounts listed are due to rounding.

All market share data contained in this annual report, unless otherwise specified, are based on the number of subscribers announced by the Korea Communications Commission or the Korea Telecommunications Operators Association.

PART I

Item 1.   Identity of Directors, Senior Managers and Advisers

Item 1.A.  Directors and Senior Management

Not applicable.

Item 1.B.  Advisers

Not applicable.

Item 1.C.  Auditors

Not applicable.

Item 2.  Offer Statistics and Expected Timetable

Item 2.A.  Offer Statistics

Not applicable.

Item 2.B.  Method and Expected Timetable

Not applicable.

Item 3.  Key Information

Item 3.A.  Selected Financial Data

You should read the selected consolidated financial data below in conjunction with the Consolidated Financial Statements as of December 31, 2008 and 2009 and for each of the years in the three-year period ended December 31, 2009, and the reports of the independent registered public accounting firms on these statements included herein. The selected consolidated financial data for the five years ended December 31, 2009 are derived from our audited consolidated financial statements.

Our Consolidated Financial Statements are prepared in accordance with accounting principles generally accepted in Korea (“Korean GAAP”), which differ in certain significant respects from accounting principles generally accepted in the United States of America (“U.S. GAAP”). See Note 40 to the Consolidated Financial Statements for a description of the nature and the effect of such differences.

Income Statement Data

	Year Ended December 31,
	2005		2006		2007		2008		2009		2009
	(In billions of Won and millions of Dollars, except per share data)
Korean GAAP (1):
Operating revenues	(Won)	17,192	(Won)	17,825	(Won)	18,614	(Won)	19,593	(Won)	19,649	US$	16,886
Operating expenses		14,781		15,442		16,859		18,153		18,683		16,055
Operating income		2,411		2,383		1,755		1,440		966		831
Non-operating revenues		490		565		486		1,052		808		694
Non-operating expenses		1,137		962		783		1,785		1,059		910
Income tax expense on continuing operations (2)		399		476		357		168		108		93
Income from continuing operations		1,365		1,510		1,106		539		607		522
Income (loss) from discontinuing operations		(5)		—		65		(26)		3		2
Net Income		1,360		1,510		1,171		513		610		524
Attributable to equity holders of the parent		1,085		1,292		1,056		450		495		425
Attributable to noncontrolling interests		275		218		115		63		115		99
Basic income per share from continuing operations		5,154		6,153		4,783		2,312		2,216		1.90
Basic net income per share (3)		5,131		6,155		5,112		2,217		2,254		1.94
Diluted income per share from continuing operations		5,148		6,146		4,783		2,312		2,190		1.88
Diluted net income per share (4)		5,124		6,148		5,112		2,217		2,227		1.91
Dividends per share (5)		3,000		2,000		2,000		1,120		2,000		1.72

U.S. GAAP (6):
Operating revenues	(Won)	12,328	(Won)	14,088	(Won)	17,953	(Won)	18,599	(Won)	18,891	US$	16,235
Operating income		1,539		1,868		1,499		1,197		992		853
Income taxes		356		357		270		178		118		101
Income from continuing operations		1,160		1,423		1,087		577		841		723
Income (loss) from discontinuing operations		(5)		—		73		(4)		(1)		(1)
Net Income (7)		1,155		1,423		1,160		573		840		722
Attributable to stockholders		1,149		1,329		1,069		518		742		638
Attributable to noncontrolling interests		6		94		91		55		98		84
Basic income per share from continuing operations		5,452		6,331		4,821		2,571		3,382		2.91
Basic income per share (3)		5,428		6,333		5,172		2,554		3,380		2.90
Diluted income per share from continuing operations		5,447		6,325		4,821		2,571		3,332		2.86
Diluted income per share (4)		5,423		6,327		5,172		2,554		3,330		2.86

Balance Sheet Data

	Year Ended December 31,
	2005		2006		2007		2008		2009		2009
	(In billions of Won and millions of Dollars)
Korean GAAP (1):
Working capital (8)	(Won)	1,309	(Won)	558	(Won)	564	(Won)	1,833	(Won)	1,031	US$	886
Net property and equipment		15,087		15,167		15,288		15,189		14,775		12,697
Total assets		24,678		24,243		24,127		26,139		26,620		22,877
Long term debt, excluding current portion		7,360		6,097		5,973		7,947		7,536		6,476
Refundable deposits for telephone installation		958		907		841		782		696		598
Total equity		10,390		10,697		11,138		11,088		10,667		9,167

U.S. GAAP (6):
Working capital (8)	(Won)	334	(Won)	333	(Won)	332	(Won)	1,640	(Won)	845	US$	726
Net property and equipment		10,677		14,729		14,671		14,460		14,041		12,066
Total assets		18,383		24,098		24,023		25,974		26,526		22,796
Total equity		7,436		10,221		10,589		10,609		10,456		8,986
Stockholders’ equity		7,345		8,038		8,438		8,490		10,287		8,841
Noncontrolling interests		91		2,183		2,151		2,119		169		145

Other Financial Data

	Year Ended December 31,
	2005		2006		2007		2008		2009		2009
	(In billions of Won and millions of Dollars)
Korean GAAP:
Net cash provided by operating activities	(Won)	5,865	(Won)	5,714	(Won)	4,265	(Won)	2,919	(Won)	3,398	US$	2,920
Net cash used in investing activities		(2,526)		(3,061)		(3,449)		(3,531)		(2,870)		(2,467)
Net cash provided by (used in) financing activities		(3,601)		(2,367)		(1,368)		1,051		(930)		(800)

U.S. GAAP (6):
Net cash provided by operating activities	(Won)	3,588	(Won)	4,667	(Won)	4,260	(Won)	2,889	(Won)	3,338	US$	2,869
Net cash used in investing activities		(735)		(2,432)		(3,410)		(3,502)		(2,818)		(2,422)
Net cash provided by (used in) financing activities		(3,362)		(1,671)		(1,271)		1,147		(901)		(774)

Operating Data

	As of December 31,
	2005	2006	2007	2008	2009
	(Unaudited)
Lines installed (thousands) (9)	26,190	26,838	26,671	26,008	25,907
Lines in service (thousands) (9)	20,837	20,331	19,980	18,883	17,069
Lines in service per 100 inhabitants (9)	43.1	42.0	41.2	38.8	35.0
Mobile subscribers (thousands)	12,302	12,914	13,721	14,365	15,016
Broadband Internet subscribers (thousands)	6,242	6,353	6,516	6,712	6,953

(1)	Through December 31, 2008, the Korea Accounting Standards Board has issued Statements of Korea Accounting Standards (“SKAS”) No. 1 through No. 25. Among these statements, SKAS No. 1 through No. 10 and SKAS No. 12 through No. 20 are required to be applied in the prior periods. Although SKAS No. 11 and SKAS No. 21 through No. 25 are required to be applied starting in 2007, the balances of 2005 and 2006 have been reclassified in accordance with Statements of Korea Accounting Standards No. 16 and No. 21 for comparison purposes.

(2)	With the early adoption in 2006 of the Application of Korea Accounting Standard 06-2 “Deferred Tax Accounting for Investments in Subsidiaries, Affiliated Companies Accounted for Using the Equity Method, and Interest in Joint Ventures,” the amounts for 2005 were restated in 2006 as required by this standard.

(3)	Basic earnings per share under Korean GAAP and U.S. GAAP is calculated by dividing net earnings by the weighted average number of shares outstanding during the period. The weighted average number of shares of common stock outstanding during the period was 211,565 thousand for 2005, 209,895 thousand for 2006, 206,599 thousand for 2007, 202,891 thousand for 2008 and 219,513 thousand for 2009.

(4)	Diluted earnings per share are calculated based on the effect of dilutive securities that were outstanding during the period. The denominator of the diluted earnings per share computation is adjusted to include the number of additional common shares that would have been outstanding if the dilutive securities had been converted into common stock. In addition, the numerator is adjusted to include the after-tax amount of interest recognized associated with convertible notes. The weighted average number of common and common equivalent shares outstanding was 211,822 thousand for 2005, 210,150 thousand for 2006, 206,599 thousand for 2007, 202,891 thousand for 2008 and 224,168 thousand for 2009.

(5)	The calculation of dividends per share represents the weighted average dividends paid per share.

(6)	See Note 40 to the Consolidated Financial Statements for reconciliation to U.S. GAAP.

(7)	In December 2007, the Financial Accounting Standard Board issued and amended an accounting standard that requires that a noncontrolling interest in the equity of a subsidiary be accounted for and reported as equity in consolidated financial statements. With the adoption of the amended standard, net income attributable to noncontrolling interests is included in net income. We retrospectively adopted the presentation and disclosure requirements of the standard for all of the financial statements and information included herein on January 1, 2009.

(8)	“Working capital” means current assets minus current liabilities.

(9)	Including public telephones.

Exchange Rate Information

The following table sets out information concerning the market average exchange rate for the periods and dates indicated.

Period	At End of Period	Average Rate (1)	High	Low
	(Won per US$1.00)
2005	1,013.0	1,024.2	1,060.3	998.2
2006	929.6	956.1	1,013.0	918.0
2007	938.2	929.2	950.0	902.2
2008	1,257.5	1,102.6	1,509.0	934.5
2009	1,167.6	1,276.4	1,573.6	1,152.8
December	1,167.6	1,166.5	1,183.6	1,152.9
2010 (through June 28)	1,204.7	1,154.5	1,261.5	1,104.0
January	1,156.5	1,138.8	1,167.6	1,119.8
February	1,158.4	1,157.1	1,172.6	1,142.7
March	1,130.8	1,137.6	1,160.2	1,129.5
April	1,115.5	1,117.1	1,132.5	1,104.0
May	1,200.2	1,163.1	1,255.1	1,108.5
June (through June 28)	1,204.7	1,213.1	1,261.5	1,176.7

Source: Seoul Money Brokerage Services, Ltd.

(1)	The average rate for each full year is calculated as the average of the market average exchange rates on the last business day of each month during the relevant year. The average rate for a full month is calculated as the average of the market average exchange rates on each business day during the relevant month (or portion thereof).

Our monetary assets and liabilities denominated in foreign currency are translated into Won at the market average exchange rate announced by Seoul Money Brokerage Services, Ltd. on the balance sheet dates, which were, for U.S. dollars, (Won)938.2 to US$1.00, (Won)1,257.5 to US$1.00 and (Won)1,167.6 to US$1.00 at December 31, 2007, 2008 and 2009, respectively.

Our consolidated financial statements are expressed in Won and, solely for the convenience of the reader, the consolidated financial statements as of and for the year ended December 31, 2009 have been translated into United States dollars at the rate of (Won)1,163.7 to US$1.00, the noon buying rate in the City of New York for cable transfers in Won as certified for customs purposes by the Federal Reserve Bank of New York at December 31, 2009.

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

Risks Relating to Our Business

Competition in the Korean telecommunications industry is intense.

Competition in the telecommunications sector in Korea is intense. In recent years, business combinations in the telecommunications industry have significantly changed the competitive landscape of the Korean telecommunications industry. In particular, SK Telecom Co., Ltd. (or SK Telecom) acquired a controlling stake in Hanarotelecom Incorporated in 2008, which was renamed SK Broadband Co., Ltd. (or SK Broadband). The acquisition enables SK Telecom to provide fixed-line telecommunications, broadband Internet access and Internet television (or IP-TV) services together with its mobile telecommunications services. On January 1, 2010, LG Dacom Corporation (or LG Dacom) and LG Powercom Co., Ltd. (or LG Powercom) merged into LG Telecom Co., Ltd. (or LG Telecom). The merger enables LG Telecom to provide a similar range of services as SK Telecom and us. Our inability to adapt to such changes in the competitive landscape could have a material adverse effect on our business, financial condition and results of operations.

Mobile Service. We provide mobile services based on Code Division Multiple Access (or CDMA) technology and Wideband Code Division Multiple Access (or W-CDMA) technology. Competitors in the mobile telecommunications service industry are SK Telecom and LG Telecom. We had a market share of 31.3% as of December 31, 2009, making us the second largest mobile telecommunications service provider. SK Telecom had a market share of 50.6% as of December 31, 2009.

Mobile subscribers are allowed to switch their service provider while retaining the same mobile phone number. Mobile service providers also grant subsidies to subscribers who purchase new handsets and agree to a minimum subscription period. Mobile number portability and handset subsidies have intensified competition among the mobile service providers and increased their marketing expenses. If the mobile service providers adopt a strategy of expanding market share through price competition, it could lead to a decrease in our net profit margins.

In recent years, SK Telecom and we also launched third-generation mobile telecommunications services, which we believe have further intensified competition between the two companies and resulted in an increase in marketing expenses. We expanded our coverage area of High Speed Downlink Packet Access (or HSDPA)-based IMT-2000 services nationwide in March 2007. IMT-2000 is a third-generation, high-capacity wireless communications technology, which allows operators to provide to their customers significantly more bandwidth capacity. Although we expect that SK Telecom will face similar challenges to those that we expect to face in implementing this third-generation technology, we cannot assure you that we will continue to be able to successfully compete in third-generation mobile telecommunications services.

Fixed-line Telephone Services. Before December 1991, we were the sole provider of local, domestic long-distance and international long-distance telephone services in Korea. Since then, various competitors have entered the local, domestic long-distance and international long-distance telephone service markets in Korea, which have eroded our market shares. LG Telecom and SK Broadband currently provide local, domestic long-distance and international long-distance telephone services. In addition, Onse Telecom Corporation and SK Telink, Inc. currently provide domestic long-distance and international long-distance telephone services. Starting in 1998, specific service providers, such as Internet phone service providers, voice resellers and call-back service providers, also began offering international long-distance service in Korea. While we offer our own Internet phone service, the entry of these and other potential competitors into the local, domestic long-distance and international long-distance telephone service markets has had and may continue to have a material adverse effect on our revenues and profitability from these businesses. As of December 31, 2009, we had a market share in local telephone service of 89.9% and a market share in domestic long-distance service of 86.3%. Further increase in competition may decrease our market shares in such businesses.

Internet Services. The Korean broadband Internet access service market has experienced significant growth in the past decade. SK Broadband (formerly Hanarotelecom) entered the broadband market in 1999 offering both Hybrid Fiber Coaxial (or HFC) and Asymmetric Digital Subscriber Line (or ADSL) services. We also began offering broadband Internet access service in 1999, followed by Dreamline, Onse and LG Telecom. In recent years, numerous cable television operators have also begun to offer HFC-based services at rates lower than ours. We had a market share of 42.5% as of December 31, 2009. As a result of having to compete with a number of competitors and the maturing of the Internet access service market, we currently encounter, and we expect to encounter, pressure to increase marketing expenses in the future.

The market for other Internet-related services in Korea, including IP-TV and Internet phone services, is also very competitive. We anticipate that competition will continue to intensify as the usage and popularity of the Internet grows and as new domestic and international competitors enter the Internet industry in Korea. The substantial growth of the Internet industry in Korea has attracted many competitors and as a result may lead to increasing price competition to provide Internet-related services. Increased competition in the Internet industry could have a material adverse effect on the number of subscribers of our Internet-related service and on our results of operations.

We may fail to realize the anticipated benefits of the merger of KTF into KT Corporation.

On June 1, 2009, KTF merged into KT Corporation, with KT Corporation surviving the merger. The success of the merger of KTF with KT Corporation will depend, in part, on our ability to realize the anticipated synergies, growth opportunities and, to a lesser extent, cost savings from combining these two companies. The realization of these anticipated benefits may be impeded, delayed or reduced as a result of numerous factors, some of which are outside our control. These factors include:

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

In addition, as conditions to the approval of the merger of KTF into KT Corporation, the Korea Communications Commission is requiring us to (i) allow competing service providers to have greater access to our cable tunnels and telephone poles, (ii) improve Public Switched Telephone Network (or PSTN) number portability and voice over Internet protocol (or VoIP) number portability, and (iii) allow competing service providers to access our wireless Internet network. Such conditions may intensify competition in the telecommunications industry, which could have a material adverse effect on the number of our subscribers and results of operations.

Our WiBro service poses challenges and risks to us.

In March 2005, we acquired a license to provide wireless broadband Internet access service for (Won)126 billion. The license is valid for seven years from the grant date and the license amount is amortized over the remaining contractual life commencing from June 2006. Wireless broadband Internet access (or WiBro) service enables two-way wireless broadband Internet access to portable computers, mobile phones and other portable devices at a speed averaging 1 Mbps per user. A subscriber is able to access the WiBro service network during transit at speeds of up to 120 kilometers per hour. We positioned WiBro service to provide Internet Protocol (IP)-based triple-play services, which are voice, data and video, to our subscribers who have mobile phone as well as WiBro-enabled laptop computers. We commercially launched our service in June 2006, and we had approximately 287 thousand subscribers as of December 31, 2009. We believe that substantial additional amounts of capital expenditures and research and development will be required to complete the buildout of our WiBro service network, and we plan to spend approximately (Won)265 billion in capital expenditures in 2010 to expand our WiBro service network, which we may adjust subject to market demand. No assurance can be given that the network will gain broad market acceptance such that we will be able to derive revenues from WiBro service to justify the license fee, capital expenditures and other investments required to provide such service.

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

We also negotiate collective bargaining agreements every two years with our labor union and annually negotiate a wage agreement. Our current collective bargaining agreement expires on May 25, 2011. Although we have been able to reach collective bargaining agreements and wage agreements with our labor union in recent years, there can be no assurance that we will not experience labor disputes and unrests resulting from disagreements with the labor union in the future.

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

Under current Government regulations, if a network service provider has the largest market share for a specified type of service and its revenue from that service for the previous year exceeds a specific revenue amount set by the Korea Communications Commission, it must obtain prior approval from the Korea Communications Commission for the rates and the general terms for that service. Each year the Korea Communications Commission designates service providers the rates and the general terms of which must be approved by the Korea Communications Commission. In recent years, the Korea Communications Commission has so designated us for local telephone service and SK Telecom for mobile service, and the Korea Communications Commission, in consultation with the Ministry of Strategy and Finance, currently approves rates charged by us and SK Telecom for such services. The Korea Communications Commission currently does not regulate our domestic long-distance, international long-distance, broadband internet access and mobile service rates, but the inability to freely set our local telephone service rates may hurt profits from such business and impede our ability to compete effectively against our competitors. See “Item 4. Information on the Company—Item 4.B. Business Overview—Regulation—Rates.” The form of our standard agreement for providing local network service and each agreement for interconnection with other service providers are also subject to approval by the Korea Communications Commission.

The Government also sets the policies regarding the use of radio frequencies and allocates the spectrum of radio frequencies used for wireless telecommunications. On April 29, 2010, the Korea Communications Commission announced its decision to allocate 20 MHz of spectrum in the 900 MHz band to us, 20 MHz of spectrum in the 800 MHz band to LG Telecom and 40 MHz of spectrum in the 2.1GHz band to SK Telecom. Such new allocations of spectrum will become effective on July 1, 2011. The new allocation of spectrum could increase competition among wireless service providers, which may have an adverse effect on our business.

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

The Monopoly Regulation and Fair Trade Act provides for various regulations and restrictions on large business groups enforced by the Korea Fair Trade Commission. The Korea Fair Trade Commission initially designated us as a large business group under the Monopoly Regulation and Fair Trade Act on April 1, 2002. Our business relationships and transactions with our subsidiaries, affiliates and other companies within the KT Group are subject to ongoing scrutiny by the Fair Trade Commission as to, among other things, whether such relationships and transactions constitute undue financial support among companies of the same business group. We are also subject to the fair trade regulations limiting cross-guarantee of debt and cross-shareholdings among member companies of the same group. Any future determination by the Korea Fair Trade Commission that we have engaged in transactions that violate the fair trade laws and regulations may result in fines or other punitive measures and may have a material adverse effect on our reputation and our business.

Concerns that radio frequency emissions may be linked to various health concerns could adversely affect our business and we could be subject to litigation relating to these health concerns.

In the past, allegations that serious health risks may result from the use of wireless telecommunications devices or other transmission equipment have adversely affected share prices of some wireless telecommunications companies in the United States. We cannot assure you that these health concerns will not adversely affect our business. Several class action and personal injury lawsuits have been filed in the United States against several wireless phone manufacturers and carriers, asserting product liability, breach of warranty and other claims relating to radio transmissions to and from wireless phones. Certain of these lawsuits have been dismissed. We could be subject to liability or incur significant costs defending lawsuits brought by our subscribers or other parties who claim to have been harmed by or as a result of our services. In addition, the actual or perceived risk of wireless telecommunications devices could have an adverse effect on us by reducing our number of subscribers or our usage per subscriber.

Disruptions in global credit and financial markets and the resulting governmental actions around the world could have a material adverse impact on our business and the ability to meet our funding needs, and could cause the market value of our securities to decline.

In recent years, disruptions and volatility in the global financial markets have resulted in increases in credit spreads and limitations on the availability of credit. Starting in mid-2007, credit markets in the United States began experiencing difficult conditions and increased volatility, which in turn adversely affected worldwide financial markets. Adverse conditions in the global credit and financial markets were further exacerbated in 2008 by the bankruptcy or acquisition of, and government assistance to, several major U.S. and European financial institutions. These developments resulted in reduced liquidity, greater volatility, widening of credit spreads and a reduction in price transparency in the U.S. and global financial markets.

In response to such developments, legislators and financial regulators in the United States and other jurisdictions, including Korea, implemented a number of policy measures designed to add stability to the financial markets and stimulate the economy, including the provision of direct and indirect assistance to distressed financial institutions. However, while the rate of deterioration of the global economy slowed in the second half of 2009 and into 2010, with some signs of stabilization and improvement, the overall prospects for the Korean and global economy in 2010 and beyond remain uncertain. For example, in November 2009, the Dubai government announced a moratorium on the outstanding debt of Dubai World, a government-affiliated investment company. In addition, many governments worldwide, in particular in Greece and other countries in southern Europe, are showing increasing signs of fiscal stress and may experience difficulties in meeting their debt service requirements. Any of these or other developments could potentially trigger another financial and economic crisis. In addition, while many governments worldwide are considering or are in the process of implementing “exit strategies,” in the form of reduced government spending, higher interest rates or otherwise, with respect to the economic stimulus measures adopted in response to the global financial crisis, such strategies may, for reasons related to timing, magnitude or other factors, have the unintended consequence of prolonging or worsening global economic and financial difficulties. Adverse conditions and uncertainty surrounding the Korean and global economies and financial markets may have a material adverse effect on our business and the ability to meet our funding needs, as well as negatively affect the market prices of the ADSs.

Depreciation of the value of the Won against the Dollar and other major foreign currencies may have a material adverse effect on the results of our operations and on the prices of our securities.

Substantially all of our revenues are denominated in Won. Depreciation of the Won may materially affect the results of our operations because, among other things, it causes an increase in the amount of Won required by us to make interest and principal payments on our foreign-currency-denominated debt, the costs of telecommunications equipment that we purchase from overseas sources, net settlement payments to foreign carriers and administrations and certain payments related to our derivative instruments entered into for foreign exchange risk hedging purposes. Of the (Won)7,536 billion total long-term debt (excluding current portion) outstanding as of December 31, 2009, (Won)2,788 billion was denominated in foreign currencies with interest rates ranging from 1.06% to 6.50%. See “Item 3. Key Information—Item 3.A. Select Financial Data—Exchange Rate Information” and “Item 5. Operating and Financial Review and Prospects—Item 5.B. Liquidity and Capital Resources.”

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

We are incorporated in Korea and a significant portion of our operations occurs in Korea. As a result, we are subject to political, economic, legal and regulatory risks specific to Korea. Economic indicators in Korea in recent years have shown mixed signs, and future growth of the Korean economy is subject to many factors beyond our control.

Recent difficulties affecting the U.S. and global financial sectors, adverse conditions and volatility in the worldwide credit and financial markets, fluctuations in oil and commodity prices and the general weakness of the U.S. and global economy have increased the uncertainty of global economic prospects in general and have adversely affected, and may continue to adversely affect, the Korean economy. Due to recent liquidity and credit concerns and volatility in the global financial markets, the value of the Won relative to the Dollar has also fluctuated significantly in recent years. Furthermore, as a result of adverse global and Korean economic conditions, there has been continuing volatility in the stock prices of Korean companies. The Korea Composite Stock Price Index declined from 1,674.92 on June 30, 2008 to 938.75 on October 24, 2008. On June 28, 2010, the Korea Composite Stock Price Index recovered to 1,732.03. Future declines in the Korea Composite Stock Price Index and large amounts of sales of Korean securities by foreign investors and subsequent repatriation of the proceeds of such sales may adversely affect the value of the Won, the foreign currency reserves held by financial institutions in Korea, and the ability of Korean companies to raise capital. Any future deterioration of the Korean or global economy could adversely affect our business, financial condition and results of operations.

Developments that could have an adverse impact on Korea’s economy in the future include:

•

continuing difficulties in the housing and financial sectors in the United States and elsewhere and increased sovereign default risks in select countries and the resulting adverse effects on the global financial markets;

•	declines in consumer confidence and a slowdown in consumer spending;

•

adverse changes or volatility in foreign currency reserve levels, commodity prices (including oil prices), exchange rates (including fluctuation of the Dollar or Japanese Yen exchange rates or revaluation of the Chinese renminbi), interest rates and stock markets;

•

continuing adverse conditions in the economies of countries that are important export markets for Korea, such as the United States, Japan and China, or in emerging market economies in Asia or elsewhere;

•	increasing delinquencies and credit defaults by retail and small- and medium-sized enterprise borrowers;

•

the continued emergence of the Chinese economy, to the extent its benefits (such as increased exports to China) are outweighed by its costs (such as competition in export markets or for foreign investment and the relocation of the manufacturing base from Korea to China);

•	the economic impact of any pending or future free trade agreements;

•	social and labor unrest;

•	substantial decreases in the market prices of Korean real estate;

•

a decrease in tax revenues and a substantial increase in the Government’s expenditures for fiscal stimulus measures, unemployment compensation and other economic and social programs that, together, would lead to an increased Government budget deficit;

•	financial problems or lack of progress in the restructuring of Korean conglomerates, other large troubled companies, their suppliers or the financial sector;

•	loss of investor confidence arising from corporate accounting irregularities and corporate governance issues at certain Korean conglomerates;

•	geo-political uncertainty and risk of further attacks by terrorist groups around the world;

•	the occurrence of severe health epidemics in Korea and other parts of the world;

•	deterioration in economic or diplomatic relations between Korea and its trading partners or allies, including deterioration resulting from trade disputes or disagreements in foreign policy;

•	political uncertainty or increasing strife among or within political parties in Korea;

•	hostilities involving oil producing countries in the Middle East and any material disruption in the supply of oil or increase in the price of oil; and

•	an increase in the level of tensions or an outbreak of hostilities between North Korea and Korea or the United States.

Escalations in tensions with North Korea could have an adverse effect on us.

Relations between Korea and North Korea have been tense throughout Korea’s modern history. The level of tension between the two Koreas has fluctuated and may increase abruptly as a result of current and future events. In recent years, there have been heightened security concerns stemming from North Korea’s nuclear weapons and long-range missile programs and increased uncertainty regarding North Korea’s actions and possible responses from the international community.

In addition to conducting test flights of long-range missiles, North Korea announced in October 2006 that it had successfully conducted a nuclear test, which increased tensions in the region and elicited strong objections worldwide. In response, the United Nations Security Council passed a resolution that prohibits any United Nations member state from conducting transactions with North Korea in connection with any large-scale arms and material or technology related to missile development or weapons of mass destruction and from providing luxury goods to North Korea, imposes an asset freeze and travel ban on persons associated with North Korea’s weapons program, and calls upon all United Nations member states to take cooperative action, including through inspection of cargo to or from North Korea. In response, North Korea agreed in February 2007 at the six-party multi-lateral talks with Korea, the United States, China, Japan and Russia to shut down and seal the Yongbyon nuclear facility, including the reprocessing facility, and readmit international inspectors to conduct all necessary monitoring and verifications.

In April 2009, North Korea launched a long-range rocket over the Pacific Ocean. Korea, Japan and the United States responded that the launch poses a threat to neighboring nations and that it was in violation of the United Nations Security Council resolution adopted in 2006 against nuclear tests by North Korea, and the United Nations Security Council unanimously passed a resolution that condemned North Korea for the launch and decided to tighten sanctions against North Korea. Subsequently, North Korea announced that it would permanently pull out of the six party talks and restart its nuclear program, and the International Atomic Energy Agency reported that its inspectors had been ordered to remove surveillance devices and other equipment at the Yongbyon nuclear power plant and to leave North Korea. On May 25, 2009, North Korea announced that it had successfully conducted a second nuclear test and test-fired three short-range surface-to-air missiles. In response, the United Nations Security Council unanimously passed a resolution that condemned North Korea for the nuclear test and decided to expand and tighten sanctions against North Korea. In March 2010, a Korean warship was destroyed by an underwater explosion, killing many of the crewmen on board. In May 2010, the Government formally accused North Korea of causing the sinking and is seeking United Nations Security Council sanctions for the act. North Korea has threatened retaliation for any attempt to punish it for the act.

In addition, there recently has been increased uncertainty with respect to the future of North Korea’s political leadership and concern regarding its implications for economic and political stability in the region. In June 2009, U.S. and Korean officials announced that Kim Jong-il, the North Korean ruler who reportedly suffered a stroke in August 2008, designated his third son, who is reportedly in his twenties, to become his successor. The succession plan, however, remains uncertain. In addition, North Korea’s economy faces severe challenges. For example, in November 2009, the North Korean government redenominated its currency at a ratio of 100 to 1 as part of a currency reform undertaken in an attempt to control inflation and reduce income gaps. In tandem with the currency redenomination, the North Korean government banned the use or possession of foreign currency by its residents and closed down privately run markets, which led to severe inflation and food shortages. Such developments may further aggravate social and political tensions within North Korea.

There can be no assurance that the level of tension on the Korean peninsula will not escalate in the future. Any further increase in tension, which may occur, for example, if North Korea experiences a leadership or economic crisis, high-level contacts break down, or military hostilities occur, could have a material adverse effect on our operations and the market value of the ADSs.

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

Item 4.  Information on the Company

Item 4.A.  History and Development of the Company

In 1981, the Government established us under the Korea Telecom Act to operate the telecommunications services business that it previously directly operated. Under the Korea Telecom Act and the Government-Invested Enterprises Management Basic Act, the Government exercised substantial control over our business and affairs. Effective October 1, 1997, the Korea Telecom Act was repealed and the Government-Invested Enterprises Management Basic Act became inapplicable to us. As a result, we became a corporation under the Commercial Code, and our corporate organization and shareholders’ rights were governed by the Privatization Law and the Commercial Code. Among other things, we began to exercise greater autonomy in setting our annual budget and making investments in the telecommunications industry, and our shareholders began electing our directors, who used to be appointed by the Government under the Korea Telecom Act.

Prior to 1993, the Government owned all of the issued shares of our common stock. From 1993 through May 2002, the Government disposed of all of its equity interest in us, and the Privatization Law ceased to apply to us in August 2002. We amended our legal name from Korea Telecom Corp. to KT Corporation in March 2002.

Before December 1991, we were the sole provider of local, domestic long-distance and international long-distance telephone services in Korea. The Government began to introduce competition in the telecommunications services market in the early 1990’s. As a result, including ourselves, there are currently three local telephone service providers, five domestic long-distance carriers and numerous international long-distance carriers (including voice resellers) in Korea. In addition, the Government awarded licenses to several service providers to promote competition in other telecommunications business areas such as mobile telephone services and data network services. On June 1, 2009, KTF merged into KT Corporation, with KT Corporation surviving the merger, with the objective of maximizing management efficiencies of our fixed-line and mobile telecommunications operations as well as more effectively responding to the convergence trends in the telecommunications industry. See “Item 4.B. Business Overview—Competition.”

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

Item 4.B.  Business Overview

We are the leading telecommunications service provider in Korea and one of the largest and most advanced in Asia. As an integrated telecommunications service provider, our principal services include:

•	Personal Communications Service (or PCS) mobile telecommunications service and third-generation HSDPA-based IMT-2000 wireless Internet and video multimedia communications services;

•	telephone services, including local, domestic long-distance and international long-distance fixed-line telephone services and interconnection services to other telecommunications companies;

•	broadband Internet access service and other Internet-related services, including IP-TV services; and

•	various other services, including leased line service and other data communication service, satellite service and information technology and network services.

Leveraging on our dominant position in the fixed-line telephone services market and our established customer base in Korea, we have successfully pursued new growth opportunities during the past decade and obtained strong market positions in each of our principal lines of business. In particular:

•	in the mobile services market in Korea, we achieved a market share of 31.3% with approximately 15.0 million subscribers as of December 31, 2009;

•

in the fixed-line telephone services market in Korea, we continue to be the dominant provider with approximately 25.9 million installed lines, of which 17.0 million lines were in service as of December 31, 2009. As of such date, our market share of the local market was 89.9% and our market share of the domestic long-distance market was 86.3%;

•	we are Korea’s largest broadband Internet access provider with 7.0 million subscribers as of December 31, 2009, representing a market share of 42.5%; and

•	we are also the leading provider of data communication services in Korea.

For the year ended December 31, 2009, under Korean GAAP, our operating revenues were (Won) 19,649 billion, our net income was (Won)610 billion and our basic net income per share was (Won)2,254. As of December 31, 2009, our total equity was (Won)10,667 billion.

Business Strategy

We believe the telecommunications market in Korea will continue to expand due to Korea’s growing economy, consumers’ willingness to adopt new technologies, relatively high income and a relatively large middle class. In order to enhance the management efficiencies of our mobile and fixed-line telecommunications operations as well as more effectively respond to the convergence trends in the telecommunications industry, KTF merged into KT Corporation on June 1, 2009, with KT Corporation surviving the merger. We also restructured our organization into three sub-groups, the Home Customer Group, the Personal Customer Group and the Enterprise Customer Group, so that we may more effectively address differing needs of our customer segments. Consistent with our strategic objectives, we aim to pursue growth through the following four core areas:

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

•

Personal Customer Group. Our Personal Customer Group focuses on expanding our wireless data communication business to meet the rising demand for broadband Internet access using advanced wireless data communications devices such as smart phones. We are working closely with handset manufacturers to expand our offerings of smart phones and handsets designed to promote convergence of fixed-line and mobile telecommunications services, as well as promote development of various applications for such devices. In line with this strategy, we began offering Apple’s iPhone on November 28, 2009 and have sold more than 700 thousand units within six months of its launch. We believe that our WiBro network, which enables two-way wireless broadband Internet access to portable computers, mobile phones and other portable devices, as well as our extensive wireless LAN networks installed nationwide, enable our subscribers to maximize effective usage of their smart phones. We plan to take advantage of our industry-leading network infrastructure to attract more customers as this market further develops. In addition, we aim to further enhance our position in the mobile telecommunications market by leveraging on our strong brand, nationwide marketing network and ability to bundle various mobile and fixed-line services.

•

Enterprise Customer Group. We aim to provide our corporate customers, small- and medium-sized enterprises and government agencies with one-stop solution services including designing data communications and information technology infrastructure to overseeing their day-to-day operations with the objective of achieving operational efficiencies and cost savings. We provide solutions specifically tailored for individual clients, as well as Internet-based computing services, whereby shared resources, software and information are delivered from our data centers and servers. For example, we designed an urban transit infrastructure maintenance system for the Seoul Metropolitan Rapid Transit Corporation, in which workers are able to utilize their smart phones to report back their maintenance results to the headquarters remotely from the maintenance site. Leveraging our extensive customer base, we plan to further expand the range of innovative solutions for our enterprise customers.

•

Convergence. We believe that convergence of fixed-line and mobile communications technologies provides a competitive advantage to us because we have the technological know-how and experience to design and construct a unified delivery platform for a new generation of value-added services. We plan to make such platform more readily available to others so that they may create additional contents and convenience solutions such as electronic commerce and digital transaction applications that can be utilized anywhere using various media and communications devices.

The Telecommunications Industry in Korea

The Korean telecommunications industry is one of the most developed in Asia. According to the Korea Communications Commission, the number of mobile subscribers in Korea was 47.9 million and the number of broadband Internet access subscribers in Korea was 16.3 million as of December 31, 2009. As of December 31, 2009, the mobile penetration rate, which is calculated by dividing the number of mobile subscribers (including multiple counting of those who subscribe to more than one mobile service) by the population of Korea, was 98.4%, and the broadband Internet penetration rate, which is calculated by dividing the number of broadband Internet access service subscribers (including multiple counting of those who subscribe to more than one broadband Internet access service) by the number of households in Korea, was 96.6%.

Mobile Telecommunications Service Market

The Korean cellular market was formally established in 1984 when SK Telecom, formerly Korea Mobile Telecom, became the first mobile telephone operator in Korea. SK Telecom remained the only cellular operator in Korea until Shinsegi Telecom began service in 1994. In order to encourage further market growth and competition, the Ministry of Information and Communication awarded three PCS licenses in June 1996. KTF was awarded a license alongside LG Telecom and Hansol M.com, and commercial PCS service was launched in October 1997.

Since the introduction of three new operators in 1997, the Korean mobile market has undergone consolidation and significant growth. Following SK Telecom’s purchase of a controlling stake in Shinsegi, we acquired a 47.9% interest in Hansol M.com in 2000 and renamed the company KT M.com. KT M.com merged into KTF in May 2001 and Shinsegi merged into SK Telecom in January 2002. On June 1, 2009, KTF merged into KT Corporation, with KT Corporation surviving the merger. KT Corporation, SK Telecom and LG Telecom have invested in networks compatible with Evolution-Data Optimized (or EV-DO) handsets that allow subscribers to enjoy 2.5 generation high speed wireless data services. KT Corporation and SK Telecom also offer third-generation, high-capacity HSDPA-based IMT-2000 wireless Internet and video multimedia communications services that use significantly greater bandwidth capacity.

The table below gives the subscription and penetration information of the mobile telecommunications industry for the periods indicated:

	As of December 31,
	2005	2006	2007	2008	2009
Total Korean Population (1)	48,294	48,378	48,457	48,607	48,747
Mobile Subscribers (2)	38,342	40,197	43,498	45,607	47,944
Mobile Subscriber Growth Rate	4.8%	4.8%	8.2%	4.9%	5.1%
Mobile Penetration (3)	79.4%	83.1%	89.8%	93.8%	98.4%

(1)	In thousands, based on population trend estimates by the National Statistical Office of Korea.

(2)	In thousands, based on information announced by the Korea Communications Commission.

(3)	Penetration is determined by dividing mobile subscribers by total Korean population.

Broadband Internet Access Market

With the advancement of broadband technology, the Korean broadband Internet access market has experienced significant growth. The principal technologies used in providing high speed Internet access services are xDSL, HFC and fiber optic LAN. xDSL refers to various types of digital subscriber lines, including ADSL and VDSL. xDSL offers an access solution over existing telephone lines using a specialized modem while HFC service involves the use of two-way cable networks. Fiber optic LAN is a technology that combines fiber optic cables and Unshielded Twisted Pair (or UTP) cables. Fiber optic cables are connected to residential and commercial buildings with UTP cable-based LAN capabilities. While xDSL and HFC are more widely used technologies because of their relative reliability, ease of provisioning and cost effectiveness, fiber optic LAN usage in Korea has been steadily increasing in recent years.

Since the subscribers of two-way cable networks share a limited bandwidth, the downstream speed tends to slow down as the number of subscribers increases, thereby decreasing the quality of HFC-based service. While xDSL technology was commercially introduced after HFC technology, it has surpassed HFC to become the prevalent broadband access platform in Korea. VDSL, ADSL-based technology with enhanced downstream speed, became commercialized in 2002. Some of the service providers have upgraded their broadband network to provide fiber optic LAN-based service to their subscribers, which further enhances data transmission speed up to 100 Mbps as well as improves connection quality, and enables such service providers to offer video-on-demand services with real-time high definition broadcasting.

In recent years, broadband Internet access service providers and mobile telecommunications service providers have focused their attention to provide wireless Internet connection capabilities. They have introduced wireless LAN service with speeds of up to 155 Mbps, which is designed to integrate fixed-line and wireless services by offering high speed wireless Internet access to laptops, PDAs and smart phones in hot-spot zones and at home. Some service providers have also developed wireless Internet networks to provide WiBro service, which enables two-way wireless broadband Internet access to portable computers, mobile phones and other portable devices at a speed averaging 1 Mbps.

Our Services

Mobile Service

We provide mobile services based on CDMA technology and W-CDMA technology. Prior to the merger of KTF into KT Corporation, we provided such services through KTF, which was formerly a consolidated subsidiary. On June 1, 2009, KTF merged into KT Corporation, with KT Corporation surviving the merger, with the objective of maximizing management efficiencies of our fixed-line and mobile telecommunications operations as well as more effectively responding to the convergence trends in the telecommunications industry. KTF obtained one of the three licenses to provide nationwide PCS service in June 1996 and began offering PCS service in October 1997. PCS service is a digital wireless telephone and data transmission system that uses portable handsets with long battery life to communicate via low-power antennae. Our PCS service is based on CDMA technology and utilizes 40 MHz of bandwidth in the 1800 MHz frequency. KTF also began offering HSDPA-based IMT-2000 services, which is a third-generation, high-capacity wireless Internet and video multimedia communications technology that allows an operator to provide to its subscribers significantly more bandwidth capacity. We currently offer such services under the brand name “SHOW.”

Revenues related to mobile service accounted for 33.8% of our operating revenues in 2009. In addition, our goods sold, which are primarily from mobile handset sales, accounted for 17.3% of our operating revenues in 2009. The following table shows selected information concerning the usage of our network during the periods indicated and the number of our subscribers as of the end of such periods:

	As of or for the Year Ended December 31,
	2007		2008		2009
Outgoing Minutes (in thousands) (1)		27,002,928		28,959,840		30,714,420
Average Monthly Outgoing Minutes per Subscriber (1) (2)		164		168		173
Average Monthly Revenue per Subscriber (1) (3)	(Won)	38,627	(Won)	39,487	(Won)	36,241
Number of Subscribers (in thousands)		13,721		14,365		15,016

(1)	Prior to the merger of KTF into KT Corporation on June 1, 2009, we maintained an air-time reselling arrangement with KTF where we billed directly to our resale subscribers for their usage of KTF’s mobile networks and collected all fees and charges relating to such usage. Such amounts related to resale subscribers are not included in our calculation of outgoing minutes and average monthly outgoing minutes and revenue per subscriber in 2007 and 2008. In 2009, we have included such amounts related to resale subscribers.

(2)	The average monthly outgoing minutes per subscriber is computed by dividing the total minutes of usage for the period by the weighted average number of subscribers for the period and dividing the quotient by the number of months in the period. The weighted average number of subscribers is the sum of the total number of subscribers at the end of each month divided by the number of months in the period.

(3)	The average monthly revenue per subscriber is computed by dividing total monthly fees, usage charges, interconnection fees and value-added service fees for the period by the weighted average number of subscribers and dividing the quotient by the number of months in the period.

We compete with SK Telecom, a mobile service provider that has a longer operating history than us, and LG Telecom that began its service at around the same time as KTF. As of December 31, 2009, we had approximately 15.0 million subscribers, which was second largest among the three mobile service providers. As of December 31, 2009, we had a market share of 31.3% of the mobile service market.

We market our mobile services primarily through independent exclusive dealers located throughout Korea. As of December 31, 2009, there were approximately 2,200 shops managed by our independent exclusive dealers. In addition to assisting new subscribers to activate mobile service and purchase handsets, authorized dealers are connected to our database and are able to assist customers with account information. Although most of these dealers sell exclusively our products and services, sub-dealers hired by exclusive dealers may sell products and services offered by other mobile telecommunications service providers. Authorized dealers are entitled to a commission for each new subscriber registered, as well as ongoing commissions for the first five years based primarily on the subscriber’s monthly fee, usage charges and length of subscription. The handsets sold by us to the dealers cannot be returned to us unless they are defective. If a handset is defective, it may be exchanged for a new one within 14 days from the date of purchase.

In response to the diversification of our customers’ demands and their increasing sophistication, we have also selectively engaged in opportunities to expand our internal sales channels in recent years. In 2007, we established a wholly-owned subsidiary, KT M&S Co., Ltd., that operates approximately 140 customer plazas that engage in mobile service sales activities as well as provide a one-stop shop for a wide range of other services and products that we offer. We also operate a website to promote and advertise our products and services to the general public and in particular to younger customers who are more familiar with the Internet.

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

Telephone Services

Fixed-line Telephone Services. We utilize our extensive nationwide telephone network to provide fixed-line telephone services, which consist of local, domestic long-distance and international long-distance services. These fixed-line telephone services accounted for 18.0% of our operating revenues in 2009. Our telephone network includes exchanges, long-distance transmission equipment and fiber optic and copper cables. The following table gives some basic measures of the development of our telephone system:

	As of or for the Year Ended December 31,
	2005	2006	2007	2008	2009
Total Korean population (thousands) (1)	48,294	48,378	48,457	48,607	48,747
Lines installed (thousands) (2)	26,190	26,838	26,671	26,008	25,907
Lines in service (thousands) (2)	20,837	20,331	19,980	18,883	17,069
Lines in service per 100 inhabitants (3)	43.1	42.0	41.2	38.8	35.0
Fiber optic cable (kilometers)	167,857	212,715	267,421	312,232	405,528
Number of public telephones installed (thousands)	267	218	185	161	144
Domestic long-distance call minutes (millions) (4) (5)	13,417	14,769	13,375	11,591	9,526
Local call pulses (millions) (4)	18,566	16,182	14,676	12,449	8,406

(1)	Based on population trend estimates by the National Statistical Office of Korea.

(2)	Including lines used for public telephones but excluding lines dedicated to centralized extension system services for corporate subscribers.

(3)	Determined based on lines in service and total Korean population.

(4)	Excluding calls placed from public telephones.

(5)	Estimated by KT Corporation.

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

The following table shows the number of minutes of international long-distance calls recorded by us and specific service providers utilizing our international long-distance network in each specified category for each year in the five-year period ended December 31, 2009:

	Year Ended December 31,
	2005	2006	2007	2008	2009
	(In millions of billed minutes)
Incoming international long-distance calls	558.9	519.4	627.4	603.7	442.2
Outgoing international long-distance calls	467.8	400.9	431.4	398.1	325.9

Total	1,026.7	920.3	1,058.8	1,001.8	768.1

United States (20.9%), Japan (15.4%) and China (18.7%) accounted for the greatest percentage of our international long-distance call traffic measured in minutes in 2009. In recent years, the volume of our incoming calls exceeded the volume of our outgoing calls. The agreed settlement rate is applied to the call minutes to determine the applicable net settlement payment.

Interconnection. Under the Telecommunications Business Act, we are required to permit other service providers to interconnect to our fixed-line network. Currently, the principal users of this interconnection capacity include SK Broadband and LG Telecom (offering local, domestic long-distance and international long-distance services), Onse and SK Telink (offering international and domestic long-distance services), and SK Telecom and LG Telecom (transmitting calls to and from their mobile networks). We expect that interconnection revenues and payments will remain important for our results of operations. In recent years, revenues from a landline user for a call initiated by a landline user to a mobile service subscriber (land-to-mobile interconnection) have become a significant portion of our results of operations, accounting for 5.8% of our operating revenues in 2009. We recognize as land-to-mobile interconnection revenue the entire amount of the usage charge collected from the landline user and recognize as an expense the amount of interconnection charge paid to the mobile service provider.

Internet phone services. The volume of calls made through Internet phone services has significantly increased since Internet phone service was first introduced in Korea in 1998. We provide Internet phone services that enable VoIP phone devices with broadband connection to make domestic and international calls. In order to differentiate our Internet phone services from our competitors’ services, we provide value-added services such as video communication, short message service, phone banking and a variety of traffic and local news information. In March 2009, we changed our brand name to “QOOK Internet Phone.” As of December 31, 2009, we had approximately 1.7 million subscribers.

Internet Services

Broadband Internet Access Service. Leveraging on our nationwide network of 405,528 kilometers of fiber optic cable network, we have achieved a leading market position in the broadband Internet access market in Korea. We believe we have a competitive advantage over other broadband

Internet access service providers because, unlike our competitors, we can utilize our existing networks nationwide to provide broadband Internet access service. Our broadband Internet access service accounted for 9.8% of our operating revenues in 2009. Our principal Internet access services include:

•	ADSL, VDSL, Ethernet and FTTH services under the “QOOK Internet” brand name;

•

wireless LAN service under the “Nespot” brand name, which is designed to integrate fixed-line and wireless services by offering high speed wireless Internet access to laptops, PDAs and smart phones in hot-spot zones and QOOK Internet service in fixed-line environments. Nespot enables subscribers to access the Internet at up to 155 Mbps. We sponsored approximately 13,000 hot-spot zones nationwide for wireless connection as of December 31, 2009; and

•	WiBro Internet access service, which enables two-way wireless broadband Internet access to portable computers, mobile phones and other portable devices at a speed averaging 1 Mbps per user.

We had 7.0 million fixed-line QOOK Internet subscribers and approximately 296 thousand Nespot service subscribers as of December 31, 2009. We commercially launched our WiBro service in June 2006, and we had approximately 287 thousand subscribers as of December 31, 2009. We also bundle our WiBro service with QOOK Internet and Nespot services at a discount in order to attract additional subscribers.

Our QOOK Internet service utilizes ADSL technology, which is a technology that converts existing copper twisted-pair telephone lines into access paths for multimedia and high-speed data communications. ADSL transforms the existing public telephone network from one limited to voice, text and low-resolution graphics to a system capable of bringing multimedia to subscriber premises without new cabling. The asymmetric design optimizes the bandwidth by maximizing the downstream speed for downloading information from the Internet. While ADSL technology was commercially introduced after HFC-based technology, it has surpassed HFC to become the prevalent access platform in Korea. VDSL, ADSL-based technology with enhanced downstream speed, became commercialized in July 2002. We are currently upgrading our broadband network to enable FTTH connection, which further enhances downstream speed up to 100 Mbps and connection quality. FTTH is a telecommunication architecture in which a communication path is provided over optical fiber cables extending from the telecommunications operator’s switching equipment to the boundary of home or office. FTTH uses fiber optic cable, which is able to carry a high-bandwidth signal for longer distances without degradation. FTTH enables us to deliver enhanced products and services that require high bandwidth, such as IP-TV service and delivery of other digital media content.

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

Other Internet-related Services. Our other Internet-related services focus primarily on providing infrastructure and solutions for business enterprises, as well as IP-TV and network portal services. Our other Internet-related services accounted for 2.6% of our operating revenues in 2009.

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

We also offer high definition video-on-demand and real-time broadcasting IP-TV services under the brand name “QOOK TV.” Our IP-TV service offers access to an array of digital media contents, including movies, sports, news, educational programs and TV replay, for a fixed monthly fee. Through a digital set-top box that we rent to our customers, our customers are able to browse the catalogue of digital media contents and view selected media streams on their television. A set-top box provides two-way communications on an IP network and decodes video streaming data. We expanded our IP-TV service to include real-time broadcasting on November 17, 2008. We had 1.2 million QOOK TV subscribers as of December 31, 2009.

Data Communication Service

Our data communication service involves offering exclusive lines that allow point-to-point connection for voice and data traffic between two or more geographically separate points. As of December 31, 2007, 2008 and 2009, we leased 391,383 lines, 386,917 lines and 327,778 lines to domestic and international businesses. The data communication service accounted for 6.7% of our operating revenues in 2009.

We provide dedicated and secure broadband Internet connection service to institutional customers under the “Kornet” brand name. We provide high-speed connection up to 4.2 Tbps, as well as rent to our customers and install necessary routers to ensure reliable Internet connection and enhanced security. We provide discount rates to qualified customers, including small- and medium-sized enterprises, businesses engaging in Internet access services and government agencies.

We currently have two satellites in operation, Koreasat 3 and Koreasat 5. We launched Koreasat 3 in September 1999. Koreasat 3 carries transponders that are used for direct-to-home satellite broadcasting, telecommunications, video distribution and high-speed data communications services. Most of the direct-to-home satellite broadcasting transponders are utilized by Korea Digital Satellite Broadcasting Inc.

We launched Koreasat 5 in August 2006, which replaced Koreasat 2. Koreasat 5, a combined civil and military communications satellite, is the first Korean satellite to provide commercial satellite services to neighboring countries, and the service zone of the twelve beam repeaters include Japan, China, Taiwan, the Philippines, the eastern part of China and the southern part of Russia. The design life of Koreasat 5 is fifteen years. The design life of Koreasat 3 is twelve years, and we plan to launch Koreasat 6 in November 2010 to replace Koreasat 3. We also lease satellite capacity to offer commercial satellite services to both domestic and international customers.

Miscellaneous Services

We also engage in various business activities that extend beyond telephone services and data communications services, including information technology and network services, real estate development and car rental business. Our miscellaneous services accounted for 5.8% of our operating revenues for 2009.

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

We also operate KT Rental, a subsidiary that provides rental cars and equipment. On March 31, 2010, MBK Partners, a private equity firm, and we jointly acquired Kumho Rent-A-Car Co., Ltd. from Korea Express Inc. for (Won)289 billion, with each taking a 50% stake. Kumho Rent-A-Car was subsequently merged with the car rental business unit of KT Rental on June 1, 2010. As a result of the merger, Kumho Rent-A-Car owns approximately 55,000 cars and has a market share of 24% of the domestic car rental market.

Revenues and Rates

The table below shows the percentage of our revenues derived from each category of services for each of the years from 2007 through 2009:

	Year Ended December 31,
	2007	2008	2009
Mobile service	32.1%	32.8%	33.8%
Fixed-line telephone services:
Local service	15.4	14.0	13.6
Non-refundable service initiation fees	0.2	0.1	0.1
Domestic long-distance service	3.6	3.0	2.4
International long-distance service	2.3	2.3	2.0
Land-to-mobile interconnection	8.5	7.1	5.8

Sub-total	30.0	26.5	23.9

Internet services:
Broadband Internet access service	11.1	10.4	9.9
Other Internet-related services (1)	1.7	2.3	2.5

Sub-total	12.8	12.7	12.4

Goods sold (2)	13.2	15.6	17.3
Data communications service (3)	6.8	6.8	6.7
Miscellaneous services (4)	5.1	5.6	5.9

Operating revenues	100.0%	100.0%	100.0%

(1)	Includes revenues from services provided by our Internet data centers, Bizmeka and QOOK TV.

(2)	Includes mobile handset sales.

(3)	Includes revenues from Kornet Internet connection service and satellite services.

(4)	Includes revenues from information technology and network services, real estate development and car rental business.

Mobile Services

We derive revenues from mobile services principally from:

•	initial subscription fees;

•	monthly fees;

•	usage charges for outgoing calls;

•	usage charges for wireless data transmission;

•	contents download fees; and

•	value-added monthly service fees.

We offer various rate plans, including those that offer a specified number of free airtime minutes per month in return for a higher monthly fee and those that are geared toward business customers. In September 2009, we reduced our initial subscription fee for new subscribers by 20% from (Won)30,000 to (Won)24,000. For our HSDPA-based SHOW service, we also charge monthly fees, voice calling usage charges and video calling usage charges. Under our standard rate plan for HSDPA-based SHOW service, we charge a monthly fee of (Won)12,000, voice calling usage charges of (Won)18 per ten seconds and video calling usage charges of (Won)30 per ten seconds. The following table summarizes charges for our representative HSDPA-based SHOW service plans:

	Free Voice Call Airtime Minutes	Free Video Call Airtime Minutes	Monthly Fee
SHOW KING Sponsor Standard	0	0	(Won)	12,000
SHOW KING Sponsor Gold—Free 150 (1)	150	15		28,500
SHOW KING Sponsor Gold—Free 250 (1)	250	0		35,000
SHOW KING Sponsor Gold—Free 350 (1)	350	0		45,000
SHOW KING Sponsor Gold—Free 450 (1)	450	0		55,000
SHOW KING Sponsor Gold—Free 650 (1)	650	0		67,000
SHOW KING Sponsor Gold—Free 850 (1)	850	0		75,000
SHOW KING Sponsor Gold—Free 2000 (1)	2,000	0		97,000

(1)	Requires mandatory subscription period of 24 months.

A subscriber may also subscribe to an individually designed calling rate plan by mixing free voice calling airtime minutes and free text messages at a set monthly fee.

For our PCS service, we charge monthly fees and usage charges. Under our standard rate plan for PCS service, we charge a monthly fee of (Won)12,500 and usage charges of (Won)18 per ten seconds, and the subscriber is provided with five free minutes. The following table summarizes charges for our representative PCS service plans:

	Free Airtime Minutes	Free Text Messages	Monthly Fee
Standard	5	0	(Won)	12,500
New Double Designated Numbers (1)	0	50		15,500
Roll Over (Free 200 Minutes) (2)	200	0		31,500
Roll Over (Free 550 Minutes) (2)	550	0		61,000
Roll Over (Free 800 Minutes) (2)	800	0		71,000

(1)	Discounts of 40% when a subscriber makes calls to up to six pre-designated numbers.

(2)	Unused free airtime may be transferred to the following month.

We also provide plans specially designed for elderly and pre-teen subscribers as well as special discounts to our subscribers with physical disabilities.

In September 2009, we also introduced new rate plans specifically for smart phone users. The following table summarizes charges for our representative smart phone service plans:

	Free Airtime Minutes	Free Data Transmission (1)	Monthly Fee
SHOW Smart Sponsor Free 150 (2)	150	0 megabytes	(Won)	28,500
SHOW Smart Sponsor Free 250 (2)	250	0		35,000
SHOW Smart Sponsor Free 350 (2)	350	0		45,000
SHOW Smart Sponsor Free 450 (2)	450	0		55,000
SHOW Smart Sponsor Free 650 (2)	650	0		67,000
SHOW Smart Sponsor Free 850 (2)	850	0		75,000
SHOW KING Sponsor i—Slim (3)	150	100		35,000
SHOW KING Sponsor i—Lite (3)	200	500		45,000
SHOW KING Sponsor i—Talk (3)	250	100		45,000
SHOW KING Sponsor i—Medium (3)	400	1,000		65,000
SHOW KING Sponsor i—Special (3)	600	1,500		79,000
SHOW KING Sponsor i—Premium (3)	800	3,000		95,000

(1)	We do not charge for any data transmission in wireless LAN zones. We charge (Won)0.025 per 0.5 kilobyte for any additional data transmission exceeding the free monthly quota.

(2)	Available only to smart phone users who do not use Apple iPhones. We provide discounts of up to 36.7% for mandatory subscription periods ranging from one to three years.

(3)	We provide discounts of up to 38.2% for mandatory subscription periods ranging from one to three years.

We have entered into arrangements with various partners including a leading discount store, a leading online shopping mall, a cosmetics company, oil refinery companies, an operator of cinema complexes, a leading motor company and Korea Railroad Corporation, and the subscribers of our mobile service may elect to receive monthly discount coupons, membership points or movie tickets in lieu of our monthly rate discounts.

In September 2009, we also launched QOOK&SHOW, a bundled package for individuals with specially designed mobile phones that can be used as an Internet phone and a wireless broadband Internet access device at home and at any wireless LAN zone and as a mobile phone and a wireless broadband Internet access device outside of such locations. Subscribers pay a monthly fee according to the package selected and pay a discounted rate of (Won)13 per 10 seconds instead of the standard W-CDMA rate of (Won)18 per 10 seconds to call a mobile phone and (Won)39 per 3 minutes instead of (Won)18 per 10 seconds to call another landline phone when they are at home or at any wireless LAN zone. In addition, the basic monthly fee of (Won)2,000 for the Internet phone service is waived. QOOK&SHOW subscribers may use wireless broadband Internet access service without any usage charges at home or at any wireless LAN zone. In order to promote our QOOK&SHOW package, we are offering additional incentives to all new subscribers of the package who sign up prior to July 15, 2010. We provide to such subscribers an additional monthly discount of (Won)2,500 as well as provide them with unlimited free calls to our Internet phone subscribers. Such additional discounts and benefits apply during the mandatory subscription period.

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
Local Usage Charges (per pulse) (1)
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

We also charge a monthly basic charge ranging from (Won)3,000 to (Won)5,200, depending on location, and a non-refundable service initiation fee of (Won)60,000 to new subscribers. The non-refundable service initiation fee is waived for the new subscribers who subscribe to our local service through our online application process. Until April 2001, we charged refundable service initiation deposits, which were refunded upon termination of service. As of December 31, 2009, we had (Won)697 billion of refundable service initiation deposits outstanding and 3,087 thousand subscribers who are enrolled under the mandatory deposit plan and are eligible to switch to the no deposit plan and receive their service initiation deposit back (less the non-refundable service initial fees).

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

	Date of Rate Change (1)
	Dec. 1, 1996		Sept. 1, 1997		Dec. 1, 2000		April 15, 2001		Nov. 1, 2001
Domestic Long-Distance Charges (per three minutes) (1) (2)
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

In recent years, we have begun to offer optional flat rate plans, discount plans and bundled product plans in order to mitigate the impact from lower usage of local and domestic long-distance calls and stabilize our revenues from fixed-line telephone services. For a discussion of our bundled products, see “—Bundled Products.” Some of our new flat rate and discount plans introduced in recent years include the following:

•

starting in November 2007, a subscriber who elects to pay an additional monthly flat rate of (Won)3,000 is able to make local and domestic long-distance calls at a flat rate of (Won) 39 per call without regard to length of the call;

•	starting in November 2007, a subscriber who elects to pay an additional monthly flat rate of (Won)2,000 is able to make domestic long-distance calls at a rate of (Won)39 per three minutes;

•

starting in June 2008, a subscriber who elects to pay a monthly flat rate of (Won)12,500 is able to make free local and domestic long-distance calls after 9 p.m. on weekdays or at any time on weekends. Each month, the subscriber also receives a free movie ticket and free 60 minutes of land-to-mobile calls. The subscriber is also eligible to receive a discount of up to 20%, subject to the length of the mandatory subscription period;

•

starting in October 2009, a subscriber who elects to subscribe to our fixed-line phone service for a three year mandatory subscription period is able to make local and domestic long-distance calls at a flat rate of (Won)39 per three minutes; and

•

starting in October 2009, a subscriber who elects to subscribe to our broadband Internet access service or SHOW mobile service for a three year mandatory subscription period is able to make local, domestic long-distance and land-to-mobile calls of up to (Won)150,000 with a flat rate payment of (Won)50,000 or such calls up to (Won)50,000 with a flat rate payment of (Won)10,000. Standard rates apply to calls that exceed the capped amounts.

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

	Effective Starting
	January 1, 2007		January 1, 2008		January 1, 2009
SK Telecom	(Won)	32.8	(Won)	33.4	(Won)	32.9
KTF		39.6		38.7		38.0
LG Telecom		45.1		39.1		38.5

The following table shows the usage charge per minute collected from a landline user for a call initiated by a landline user to a mobile service subscriber.

	Effective Starting September 1, 2004
Weekday	(Won)	87.0
Weekend		82.0
Evening (1)		77.2

(1)	Evening rates are applicable from 12:00 a.m. to 6:00 a.m. everyday.

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

	Effective Starting
	January 1, 2007		January 1, 2008		January 1, 2009
Local access (1)	(Won)	17.3	(Won)	18.3	(Won)	18.1
Single toll access (2)		19.0		19.5		19.3
Double toll access (3)		20.7		20.6		20.4

Source: The Korea Communications Commission.

(1)	Interconnection between local switching center and local access line.

(2)	Interconnection involving access to single long-distance switching center.

(3)	Interconnection involving access to two long-distance switching centers.

Internet Services

Broadband Internet Access Service. We offer broadband Internet access service that primarily uses existing telephone lines to provide both voice and data transmission. We charge monthly fixed fees to customers of broadband Internet service. In addition, we charge customers a one time installation fee per site of (Won)30,000 and modem rental fee ranging from (Won)3,000 to (Won)8,000 on a monthly basis. The rates we charge for broadband Internet access service are subject to approval by the Korea Communications Commission.

The following table summarizes our charges for our representative broadband Internet service plans:

	Maximum Speed	Monthly Fee
QOOK Internet Special (1)	100 Mbps	(Won)	28,800
QOOK Internet Lite (1)	50		25,500
WiBro 1G (2) (6)	3		10,000
WiBro 5G (3) (6)	3		20,000
WiBro 10G (4) (6)	3		30,000
WiBro 30G (5) (6)	3		40,000

(1)	We waive the installation fee of (Won)30,000 for mandatory subscription periods of three to four years.

(2)	We charge a monthly fee of (Won)10,000 for up to 1,000 megabytes of data transmission and (Won)50 per megabyte for any additional data transmission in excess of 1,000 megabytes per month.

(3)	We charge a monthly fee of (Won)20,000 for up to 5,000 megabytes of data transmission and (Won)25 per megabyte for any additional data transmission in excess of 5,000 megabytes per month.

(4)	We charge a monthly fee of (Won)30,000 for up to 10,000 megabytes of data transmission and (Won)10 per megabyte for any additional data transmission in excess of 10,000 megabytes per month.

(5)	We charge a monthly fee of (Won)40,000 for up to 30,000 megabytes of data transmission and (Won)7 per megabyte for any additional data transmission in excess of 30,000 megabytes per month.

(6)	In order to promote our WiBro service, we are currently offering promotional rates to all new customers subscribing before June 30, 2011. New subscribers may elect either flat rate plans in which the subscriber pays either a monthly fee of (Won)19,800 for up to 30,000 megabytes of data transmission or a monthly fee of (Won)27,000 for up to 50,000 megabytes of data transmission, or a discount plan in which the subscriber pays a monthly fee of (Won)10,000 for up to 1,000 megabytes of monthly data transmission and (Won)25 per megabyte for data transmission in excess of such amount, with the maximum monthly fee capped at (Won)150,000. Both promotional plans are subject to mandatory subscription periods.

QOOK TV Services. We charge our subscribers an installation fee per site of (Won) 24,000, a set-top box rental fee ranging from (Won)2,000 to (Won)7,000 on a monthly basis and a monthly subscription fee. The rates we charge for QOOK TV services are subject to approval by the Korea Communications Commission.

The following table summarizes charges for our representative QOOK TV service plans:

	Real-time Broadcasting Channels	Monthly Fee (1)
QOOK TV Video-on-Demand	0	(Won)	10,000
QOOK TV Choice (2)	25		12,000
QOOK TV Education (3)	35		12,000
QOOK TV Thrift (4)	56		12,000
QOOK TV Standard (4)	78		16,000
QOOK TV Deluxe (4)	87		23,000
QOOK TV Skylife Economy (5)	92		20,000
QOOK TV Skylife Standard (5)	117		25,000
QOOK TV Skylife Premium (5)	151		30,000

(1)	We provide discounts of 5% to 20% for mandatory subscription periods ranging from one to three years. For QOOK TV Skylife subscribers, we provide discounts of 20% for mandatory subscription period of three years.

(2)	Assuming selection of one package. Subscribers must choose at least one channel package, each of which charges a monthly fee of (Won)2,000. The packages include entertainment, media, leisure, education and multi-room.

(3)	Assuming selection of one package. Subscribers must choose at least one channel package, each of which charges a monthly fee of (Won)2,000. The packages include elementary school, middle/high school and English education.

(4)	We charge additional monthly fees for value-added services such as short messaging service and high-definition channels from Skylife, our subsidiary satellite broadcasting operator.

(5)	For subscription to QOOK TV Skylife service, subscribers are charged an additional (Won)11,000 installation fee.

Data Communication Service

We charge customers of domestic leased-lines on a monthly fixed-cost basis based on the distance of the leased line, the capacity of the line measured in bits per second (“bps”), the type of line provided and whether the service site is local or long-distance. In addition, we charge customers a one-time installation fee per line ranging from (Won)56,000 to (Won)1,940,000 depending on the capacity of the line.

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

The following table summarizes our various bundled packages that we currently offer. The packages require subscribers to agree to a subscription period of three years.

	Monthly Rates			Mobile usage Charge Discounts
	Flat Rate (1)		Mobile Monthly Fee	Between Family Members (2)	Calls to Designated Numbers (3)
Internet / Internet Phone / Mobile	(Won)	24,000	Discounts of between 10% to 50%, subject to the number of subscribers who participate (up to 5 mobile numbers)	50%	20%
Internet / Fixed-Line Phone / Mobile		27,000		50%	20%
Internet / IP-TV / Mobile (4)		31,000		50%	20%
Internet / Internet Phone / IP-TV / Mobile (4)		32,000		50%	50%
Internet / Fixed-Line Phone / IP-TV / Mobile (4)		34,000		50%	50%
Internet / Fixed-Line or Internet Phone / IP-TV (5)		40,000	Not applicable	Not applicable	Not applicable

(1)	Assuming selection of QOOK Internet Lite service. If QOOK Internet Special is selected, additional monthly charge of (Won)3,000.

(2)	Applies to both voice call and video call airtime minutes.

(3)	Applies to voice call airtime minutes only. Limited to one designated mobile number and one designated fixed-line number.

(4)	Assuming selection of QOOK TV Thrift Plan. If QOOK TV Video-on-Demand is selected, deduction of (Won)2,000 from the monthly flat rate. If QOOK TV Standard Plan is selected, additional monthly charge of (Won)3,000.

(5)	Assuming selection of QOOK TV Video-on-Demand, QOOK TV Choice or QOOK TV Education for IP-TV service and QOOK Internet Special for broadband Internet access service. Additional monthly charges of (Won)2,000 to (Won)10,000 apply if other IP-TV packages are selected. We provide to such subscribers of bundled packages unlimited free voice calling from their fixed-line or Internet phones to other subscribers of our fixed-line, Internet phone or mobile services. In addition, we provide up to 100 free voice call airtime minutes for calls made to subscribers of our competing mobile service providers.

In order to promote our bundled packages, we are offering additional incentives to all subscribers who sign up prior to October 15, 2010 to packages that include mobile service with fixed-line phone or Internet phone service. We provide to such subscribers unlimited free voice calling to their immediate family members. Such additional discounts apply during the mandatory subscription period.

We have also entered into partnerships with a leading online shopping mall, an operator of cinema complexes, a satellite broadcasting service operator, a life insurance company and a manufacturer of health drinks, and our subscribers may elect to receive monthly gift certificates, music downloads, online game money or movie tickets with value of up to (Won)50,000 per month in lieu of monthly rate discounts.

We believe that subscribers who sign up for bundled products are less likely to cancel our services than subscribers who subscribe to individual services. Subscription fees paid for our bundled products are allocated to each service in proportion to their fair value and the allocated amount is recognized as revenue according to the revenue recognition policy for each service.

Competition

Competition in the telecommunications sector in Korea is intense. In recent years, business combinations in the telecommunications industry have significantly changed the competitive landscape of the Korean telecommunications industry. In particular, SK Telecom acquired a controlling stake in Hanarotelecom Incorporated in 2008, which was renamed SK Broadband. The acquisition enables SK Telecom to provide fixed-line telecommunications, broadband Internet access and IP-TV services together with its mobile telecommunications services. On January 1, 2010, LG Dacom and LG Powercom merged into LG Telecom Co., Ltd. The merger enables LG Telecom to provide a similar range of services as SK Telecom and us.

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

Mobile Service. Competition in the mobile telecommunications industry in Korea is intense among SK Telecom, LG Telecom and us. Such competition has intensified in recent years due to the implementation of mobile number portability, which enabled mobile subscribers to switch their service provider while retaining the same mobile phone number, as well as payments of handset subsidies to purchasers of new handsets who agree to minimum subscription periods.

The following table shows the market share in the mobile telecommunications market as of the dates indicated:

	Market Share (%)
	KT Corporation	SK Telecom	LG Telecom
December 31, 2007	31.5	50.5	18.0
December 31, 2008	31.5	50.5	18.0
December 31, 2009	31.3	50.6	18.1

Source:	Korea Communications Commission.

We offer various rate plans, including those that offer a specified number of free airtime minutes per month in return for a higher monthly fee and those that are geared toward business customers. Our competitors also offer similar plans at competitive rates.

Local Telephone Service. We compete with SK Broadband and LG Telecom in the local telephone service business. SK Broadband began providing local telephone service in 1999, followed by LG Telecom in 2004. In addition, the services provided by mobile service providers have had a material adverse effect on KT Corporation in terms of our revenues from fixed-line telephone services. We expect this trend to continue.

The following table shows the market share in the local telephone service market as of the dates indicated:

	Market Share (%)
	KT Corporation	SK Broadband	LG Telecom
December 31, 2007	90.4	8.8	0.8
December 31, 2008	89.8	8.7	1.5
December 31, 2009	89.9	8.4	1.7

Source:	Korea Communications Commission.

Although the local usage charge of our competitors and us is the same at (Won)39 per pulse (generally three minutes), our competitors’ non-refundable telephone service initiation charge and basic monthly charge are lower than ours. Our customers pay a non-refundable telephone service initiation charge of (Won)60,000 and a basic monthly charge of up to (Won)5,200 depending on location. On the other hand, customers of our competitors pay a non-refundable telephone service initiation charge of (Won)30,000 and a basic monthly charge of up to (Won)5,200 depending on location.

Domestic Long-distance Telephone Service. We compete with SK Broadband, LG Telecom, Onse and SK Telink in the domestic long-distance market. LG Telecom began offering domestic long-distance service in 1996, followed by Onse in 1999 and SK Broadband and SK Telink in 2004. The following table shows the market shares in the domestic long-distance market as of the dates indicated:

	Market Share (%)
	KT Corporation	LG Telecom	SK Broadband	Onse	SK Telink
December 31, 2007	85.4	7.4	3.9	1.8	1.5
December 31, 2008	85.2	7.8	3.7	1.7	1.6
December 31, 2009	86.3	3.4	6.8	1.6	1.9

Source:	Korea Telecommunications Operators Association.

Our competitors and we charge (Won)39 per three minutes for domestic long-distance calls up to 30 kilometers. For domestic long-distance calls greater than 30 kilometers, our competitors typically charge between 3% to 5% less than us. The following table is a comparison of our standard long-distance usage charges per 10 seconds with the standard rates of our competitors as of December 31, 2009:

	KT Corporation		SK Broadband		LG Telecom		Onse		SK Telink
30 kilometers or longer	(Won)	14.5	(Won)	13.9	(Won)	14.1	(Won)	13.8	(Won)	13.8

Source:	Korea Communications Commission.

International Long-Distance Telephone Service. Four companies, SK Broadband, LG Telecom, Onse and SK Telink, directly compete with us in the international long-distance market. LG Telecom began offering international long-distance service in 1991, followed by Onse in 1997 and SK Broadband in 2004. SK Telink, which only provides Internet phone service, entered the international long-distance market in 2003 and offers its services at rates lower than those of network-based international long-distance telephone services. The entry of Internet phone service providers and other telecommunications service providers, such as voice resellers, that can offer telecommunications services at rates lower than ours has increased competition in the international long-distance market and adversely affected our revenues and profitability from international long-distance services. See “—Specific Service Providers.”

Our competitors generally charge less than us for international long-distance calls. The following table is a comparison of our standard long-distance usage charges per one minute with the standard rates of our competitors as of December 31, 2009:

	KT Corporation		SK Broadband		LG Telecom		Onse		SK Telink
United States	(Won)	282	(Won)	276	(Won)	288	(Won)	276	(Won)	156
Japan		696		672		678		672		384
China		990		984		996		984		780
Australia		1,086		1,044		1,086		1,044		528
Great Britain		1,008		966		996		966		498
Germany		948		912		942		912		402

Source:	KT Corporation.

Broadband Internet Access Service. The Korean broadband Internet access market has experienced significant growth in the past decade. SK Broadband entered the broadband market in 1999 offering both HFC and ADSL services, and we entered the market with our ADSL services in

1999, followed by Dreamline, Onse and LG Telecom. In addition, the entry of cable television providers that offer HFC-based broadband Internet access services at rates lower than ours has increased competition in the broadband Internet access market. We expect industry consolidation among our competitors in the near future, and smaller competitors in the broadband market today may become larger competitors.

The following table shows the market share in the broadband Internet access market as of the dates indicated:

	Market Share (%)
	KT Corporation	SK Broadband	LG Powercom	Others
December 31, 2007	44.3	24.9	11.7	19.1
December 31, 2008	43.4	22.9	14.1	19.6
December 31, 2009	42.5	23.5	15.4	18.6

Source:	Korea Communications Commission.

Our competitors generally charge less than us for broadband Internet access service. The following table is a comparison of fees for our QOOK Internet Lite service with three year mandatory subscription period with fees of our competitors for comparable services as of December 31, 2009:

	KT Corporation		SK Broadband		LG Telecom		Cable Providers (1)
Monthly subscription fee	(Won)	25,500	(Won)	25,200	(Won)	25,000	(Won)	20,000
Monthly modem rental fee		3,000		3,000		None		1,000
Additional installation fee upon moving		10,000		10,000		20,000		20,000

Source:	KT Corporation.

(1)	These are typical fees charged by cable providers.

Data Communication Service. We had a monopoly in domestic data communication service until 1994, when LG Telecom was authorized to provide the leased-line service. The data communications service market has become more competitive with limited growth during the past decade, and we primarily compete with SK Broadband and LG Telecom.

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

Rates

Under current regulations implementing the Telecommunications Business Act, a network service provider may set its rates at its discretion, although it must report to the Korea Communications Commission the rates and the general terms and conditions for each type of network service provided by it. There is, however, one exception to this general rule: if a network service provider has the largest market share for a specified type of service and its revenue from that service for the previous year exceeds a specific revenue amount set by the Korea Communications Commission, it must obtain prior approval from the Korea Communications Commission for the rates and the general terms for that service. Each year the Korea Communications Commission designates the service providers and the types of services for which the rates and the general terms must be approved by the Korea Communications Commission. In 2009, the Korea Communications Commission designated us for local telephone service and SK Telecom for cellular service. The Korea Communications Commission, in consultation with the Ministry of Strategy and Finance, is required to approve the rates proposed by a network service provider if (1) the proposed rates are appropriate, fair and reasonable and (2) the calculation method for the rates are appropriate and transparent.

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

In May 2010, the Korea Communications Commission issued a guideline that limits the marketing expenditure amounts of telecommunication service providers in Korea to 22% of their revenues, with the restrictions applicable to fixed-line and mobile segments to be calculated separately. However, up to (Won)100 billion of the marketing expenditures may be applied to either segment at the discretion of the service provider. The calculation of marketing expenditure amounts under the guideline excludes advertising expenses and the calculation of revenue amounts excludes revenues from handset sales. To encourage compliance with the non-binding guideline, the Korea Communications Commission plans to release the marketing expenditure amounts of each service provider on a quarterly basis. The Korea Communications Commission may periodically adjust the guideline to accommodate changes in market conditions.

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

Foreign Investment

The Telecommunications Business Act restricts the ownership and control of network service providers by foreign shareholders. Foreigners, foreign governments and “foreign invested companies” may not own more than 49.0% of the issued shares with voting rights of a network service provider, including us, and a foreign shareholder may not become our largest shareholder if such shareholder holds 5.0% or more of our shares. For purposes of the Telecommunications Business Act, the term “foreign invested company” means a company in which foreigners and foreign governments hold 15.0% or more shares with voting rights in the aggregate and a foreigner or a foreign government is the largest shareholder, provided, however, that such company will not be counted as a foreign shareholder for the purposes of the above-referenced 49.0% limit if it holds less than 1.0% of our total issued and outstanding shares with voting rights. As of December 31, 2009, 46.2% of our common shares were owned by foreign investors. In the event that a network service provider violates the shareholding restrictions, its foreign shareholders cannot exercise voting rights for their shares in excess of such limitation, and the Korea Communications Commission may require corrective measures be taken to comply with the ownership restrictions. There is no restriction on foreign ownership for specific service providers and value-added service providers.

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

Customers and Customer Billing

We typically charge residential subscribers and business subscribers similar rates for services provided. On a case-by-case basis, we also provide discount rates for some of our high-volume business subscribers. We bill all of our customers on a monthly basis. Our customers may make payment at either payment points such as local post offices, banks or our service offices, through a direct-debit service that automatically deducts the monthly payment from a subscriber’s designated bank account, or through a direct-charge service that automatically charges the monthly payment to a subscriber’s designated credit card account. More than 70% of our subscribers as of December 31, 2009 pay through the direct-debit service. Accounts of subscribers who fail to pay our invoice are transferred to a collection agency, which sends out a notice of payment. If such charges are not paid after notice, we cease to provide outgoing service to such subscribers after a period of time determined by the type of subscribed service. If charges are still not paid two to three months after outgoing service is cut off, we cease all services to such subscribers. After service is ceased, the overdue charges that are not collected by the collection agency are written off.

Insurance

We carry insurance against loss or damage to all significant buildings and automobiles. Except for our insurance coverage of our satellites and Internet data centers, we do not carry insurance covering losses to outside plants or to equipment because we believe the cost of such insurance is excessive and the risk of material loss or damage is insignificant. We do not have any provisions or reserves against such loss or damage. We do not carry any business interruption insurance.

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

Item 4.D.  Property, Plants and Equipment

Our principal fixed asset is our integrated telecommunications networks. In addition, we own buildings and real estate throughout Korea.

Our fixed-line equipment vendors and mobile equipment suppliers include well-known international and local suppliers such as Samsung Electronics, LG Electronics, Cisco Systems and Apple Inc.

Mobile Networks

Our mobile network architecture includes the following components:

•

cell sites, which are physical locations equipped with base transceiver stations consisting of transmitters, receivers and other equipment used to communicate through radio channels with subscribers’ mobile telephone handsets within the range of a cell;

•	base station controllers, which connect to and control, the base transceiver stations;

•	mobile switching centers, which in turn control the base station controllers and the routing of telephone calls; and

•	transmission lines, which connect the mobile switching centers, base station controllers, base transceiver stations and the public switched telephone network.

The following table lists selected information regarding our mobile networks as of December 31, 2009:

	CDMA	W-CDMA
Mobile switching centers	55	27
Base station controllers	274	301
Base transceiver stations	10,705	12,663
Indoor and outdoor repeaters	45,949	221,080

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

Exchanges

Exchanges include local exchanges and “toll” exchanges that connect local exchanges to long-distance transmission facilities. We had 26.0 million lines connected to local exchanges and 1.7 million lines connected to toll exchanges as of December 31, 2009.

All of our exchanges are fully automatic. We completed replacement of all electromechanical analog exchanges with digital exchanges in June 2003 in order to provide higher speed and larger volume services. Starting in 2006, we also began conversion of our exchanges to be compatible to Internet protocol platform in preparation for building our next generation broadband convergence network by 2021. As of December 31, 2009, approximately 80% of our lines connected to toll exchanges are compatible to Internet protocol platform.

Internet Backbone

Our Internet backbone network, called KORNET, has the capacity to handle an aggregate traffic of our broadband Internet access subscribers, Internet data centers and Internet exchange system at any given moment of up to 4.2 Tbps as of December 31, 2009. We have set up contingent plans to prepare against various incidents that could affect reliable Internet access service. Starting in 2005, we have also begun deploying our Internet protocol premium network that enables us to more reliably support QOOK TV, WiBro, QOOK Internet Phone, upgraded VoIP services and other Internet protocol services. As of December 31, 2009, our Internet protocol premium network had 1,227,000 lines installed to provide voice over Internet protocol services and a total capacity to handle up to 415 Gbps of video-on-demand services. We plan to continue to expand our Kornet and Internet protocol premium network in 2010.

Access Lines

As of December 31, 2009, we had 12.2 million access lines installed, which allow us to reach virtually all homes and businesses in Korea. As part of our broadband deployment strategy, we have upgraded many of our access lines by equipping them with broadband capability using xDSL and FTTH technology. As of December 31, 2009, we had approximately 10.2 million broadband lines with speeds of at least 50 Mbps that enable us to deliver broadband Internet access and multimedia content to our customers.

Transmission Network

Our domestic fiber optic cable network consisted of 405,528 kilometers of fiber optic cables as of December 31, 2009 of which 86,814 kilometers of fiber optic cables are used to connect our backbone network and 318,714 kilometers are used to connect the backbone network to our subscribers. Our backbone network utilizes dense wavelength division multiplexing technology for connecting major cities as well as optical add-drop multiplexer technology for connecting neighboring cities. Dense wavelength division multiplexing technology improves bandwidth efficiency by enabling transmission of data from multiple signals across one fiber strand in a cable by carrying each signal on a separate wavelength. We enhanced our backbone network connecting six major cities in Korea by implementing an optical cross-connector (OXC) architecture in 2008 and are in the process of building our next generation broadband convergence network through installation of network equipment utilizing optical reconfigurable add-drop multiplexer technology and multi-service provisioning platform.

Our extensive domestic long-distance network is supplemented by our fully digital domestic microwave network, which consists of 55 relay sites.

International Network

Our international network infrastructure consists of both submarine cables and satellite transmission systems, including two submarine cable-landing stations in Busan and Keoje and two satellite teleports in Kumsan and Boeun. Data services such as international private lease circuits, Internet protocol and very small aperture terminals are provided through submarine cables and satellite transmission. In order to guarantee high quality services to our end customers, our submarine cables and satellite transmission systems are linked to various points-of-presence in the United States, Asia and Europe. In addition, our international telecommunications networks are directly linked to approximately 278 telecommunications service providers in various international destinations and are routed through our three international switching centers in Seoul, Daejeon and Busan.

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

Item 5.  Operating and Financial Review and Prospects

Item 5.A.  Operating Results

The following discussion and analysis is based on our consolidated financial statements, which have been prepared in accordance with Korean GAAP. Korean GAAP varies in certain significant respects from accounting principles generally accepted in the United States of America. We have summarized these differences and their effect on our total equity as of December 31, 2008 and 2009 and the results of our operations for each of the years in the three-year period ended December 31, 2009, in Note 40 to the Consolidated Financial Statements.

Overview

We are an integrated provider of telecommunications services. Our principal services include mobile service, fixed-line telephone services, Internet services including broadband Internet access service and data communication service. The principal factors affecting our revenues from these services have been our rates for, and the usage volume of, these services, as well as the number of subscribers. For information on rates we charge for our services, see “Item 4. Information on the Company—Item 4.B. Business Overview—Revenues and Rates.” We determined our operating segments after the merger with KTF on June 1, 2009 as (i) the Personal Customer Group, which engages in mobile and wireless data communications services, (ii) the Home Customer Group and Enterprise Customer Group, which engage in fixed-line telephone services, Internet services including broadband Internet access service and data communication service, and (iii) others, which include information technology and network services, real estate development and car rental businesses.

One of the major factors contributing to our historical performance was the growth of the Korean economy, and our future performance will depend at least in part on Korea’s general economic growth and prospects. For a description of recent developments that have had and may continue to have an adverse effect on our results of operations and financial condition, see “Item 3. Key Information—Item 3.D. Risk Factors—Korea is our most important market, and our current business and future growth could be materially and adversely affected if economic conditions in Korea deteriorate.” A number of other developments have had or are expected to have a material impact on our results of operations, financial condition and capital expenditures. These developments include:

•	merger of KTF into KT Corporation on June 1, 2009;

•	employee reductions and changes in severance and retirement benefits;

•	IMT-2000 service license payments;

•	changes in the rate structure for our services;

•	developing and launching WiBro service;

•	deployment of FTTH; and

•	implementation of IFRS.

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

The success of the merger of KTF with KT Corporation will depend, in part, on our ability to realize the anticipated synergies, growth opportunities and, to a lesser extent, cost savings from combining these two companies. The realization of these anticipated benefits may be impeded, delayed or reduced as a result of numerous factors, some of which are outside our control. Some of our challenges include difficulties in integrating the operations of KTF with those of KT Corporation, including information systems, personnel, policies and procedures, and in reorganizing or reducing overlapping personnel, operations, marketing networks and administrative functions.

Employee Reductions and Changes in Severance and Retirement Benefits

We sponsor a voluntary early retirement plan where we provide additional financial incentives for our employees who have been employed by us for more than 20 years to retire early, as part of our efforts to improve operational efficiencies. In 2007 and 2008, 510 employees and 1,141 employees, respectively, retired under our voluntary early retirement plan. In 2009, in addition to our usual voluntary early retirement plan, we held a special voluntary early retirement program in December 2009 where we received applications for voluntary early retirement from employees who had been employed by us for more than 15 years and provided them with additional financial incentives to retire early. The special voluntary early retirement program resulted in the early retirement of 5,992 employees out of 25,340 eligible employees. In aggregate, 6,515 employees retired in 2009 under the voluntary early retirement plan and the special voluntary early retirement program. We recorded severance indemnities relating to such voluntary early retirement plan and special voluntary early retirement program of (Won)41 billion in 2007, (Won)97 billion in 2008 and (Won)878 billion in 2009. We believe that we will be able to achieve additional operational efficiencies starting in 2010 as a result of our optimized employee headcount level.

IMT-2000 Service License Payments

We acquired the right to purchase one of three licenses to provide IMT-2000 services on December 15, 2000, as a member of a consortium of companies including KT Corporation and KTF. In March 2001, KT ICOM, a company created by the consortium, paid half of the (Won)1.3 trillion license fee payable to the Korea Communications Commission. KTF, which subsequently merged with KT ICOM, paid (Won)90 billion in 2007, (Won)110 billion in 2008 and (Won)130 billion in 2009, and we are obligated to pay the remaining (Won)320 billion as follows: (Won)150 billion in 2010 and (Won)170 billion in 2011. This payable accrues interest at the applicable three-year Government bond interest rate minus 0.75%. The accrued interest is paid on an annual basis to the Korea Communications Commission. We began offering our HSDPA-based IMT-2000 services nationwide in March 2007 under the brand name “SHOW.”

Changes in the Rate Structure for Our Services

Periodically, we change our rate structure for our services. In order to mitigate the impact from lower usage charges of local and domestic long-distance calls, we have increased our basic monthly charges and began offering optional flat rate plans for our fixed-line subscribers. Such adjustments in the rate structure have increased the portion of fixed income and stabilized our cash flow. In addition, because the growing use of mobile telecommunications services has decreased the usage of our fixed-line telephone services, we believe we are able to maximize our revenues from fixed-line telephone services by adjusting the rate structure so as to increase our basic monthly charges. We also provide bundled packages of our various services at a discount in order to attract additional subscribers to our new services. We launched a new brand “QOOK” in March 2009 to promote our bundled products, and we currently bundle our broadband Internet access service with WiBro, IP-TV, Internet phone, fixed-line telephone service and mobile services at a discount. For a discussion of adjustments in our rate structure, see “Item 4. Information on the Company—Item 4.B. Business Overview—Revenues and Rates.”

Developing and Launching WiBro Service

In March 2005, we acquired a license to provide wireless broadband Internet access service for (Won)126 billion. The license is valid for seven years from the grant date and the license amount is amortized over the remaining contractual life commencing from June 2006. We commercially launched our Wibro service in June 2006 and had approximately 287 thousand subscribers as of December 31, 2009. We believe that additional amounts of capital expenditures and research and development will be required to complete the buildout of our WiBro service network. We plan to spend approximately (Won)265 billion in capital expenditures in 2010 to expand our WiBro service network, which we may adjust subject to market demand.

Upgrading of Broadband Network to FTTH

FTTH is a telecommunication architecture in which a communication path is provided over optical fiber cables extending from the telecommunications operator’s switching equipment to the boundary of home or office. FTTH uses fiber optic cable, which is able to carry a high-bandwidth signal for longer distances without degradation. FTTH enables us to deliver enhanced products and services that require high bandwidth, such as IP-TV service and delivery of other digital media content. We are currently upgrading our broadband network to enable FTTH connection, which enhances downstream speed up to 100 Mbps and connection quality. We are planning to spend approximately (Won)301 billion in capital expenditures in 2010 to upgrade our broadband network to FTTH, which we may adjust after periodic assessments.

Transition to IFRS Starting in 2011

In March 2007, the Financial Services Commission and the Korea Accounting Institute announced a road map for the adoption of the Korean equivalent of International Financial Reporting Standards (“Korean IFRS”), pursuant to which all listed companies in Korea will be required to prepare their annual financial statements under Korean IFRS beginning in 2011. All standards and interpretations issued by the International Accounting Standards Board (“IASB”), and the International Financial Reporting Interpretations Committee have been adopted by the Korean IFRS. In preparation of such adoption, we began preparing our internal financial statements under both Korean GAAP and Korean IFRS starting in January 2010.

Critical Accounting Policies

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

These critical accounting estimates include:

•	allowances for doubtful accounts;

•	useful lives of property and equipment;

•	impairment of long-lived assets, including goodwill assets;

•	impairment of investment securities;

•	income taxes; and

•	valuation of derivatives.

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

Changes in the allowances for doubtful accounts for each of the years in the three-year period ended December 31, 2009 are summarized as follows:

	Year Ended December 31,
	2007		2008		2009
	(In millions of Won)
Balance at beginning of year	(Won)	563,164	(Won)	487,729	(Won)	488,739
Provision		71,390		148,972		104,977
Write-offs		(146,825)		(147,962)		(116,592)

Balance at end of year	(Won)	487,729	(Won)	488,739	(Won)	477,124

If economic or specific industry trends change, we would adjust our allowances for doubtful accounts by recording additional expense or benefit. Our study shows that a 5.0% decrease or increase in the historical write-off experience would increase or decrease the provision for doubtful accounts by approximately (Won)2.7 billion as of December 31, 2009.

Useful Lives of Property and Equipment

Property and equipment are depreciated based on the useful lives disclosed in Note 2(h) to the Consolidated Financial Statements. Generally, the useful lives are estimated at the time the asset is acquired and are based on historical experience with similar assets as well as taking into account anticipated technological or other changes. In certain cases and as permitted under Korean GAAP, those useful lives used for accounting purposes are different from the estimated economic lives of the related asset. In addition, the estimated lives of certain other assets, including underground access to cable tunnels, and concrete and steel telephone poles are based on rates established by a ruling by the Korean National Tax Service (which is also applicable under Korean GAAP). If technological changes were to occur more rapidly than anticipated or in a different form than anticipated, the useful lives assigned to these assets may need to be shortened, resulting in the recognition of increased depreciation expense in future periods. A decrease of remaining estimated useful life by one year of our property and equipment would result in an increase of depreciation expense of approximately (Won)373 billion in 2009.

Impairment of Long-lived Assets

Long-lived assets generally consist of property and equipment and intangible assets. We review long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. In addition, we evaluate our long-lived assets for impairment each year as part of our annual forecasting process. An impairment loss would be considered when estimated undiscounted future net cash flow expected to result from the use of the asset and its eventual disposition are less than its carrying amount. If such assets are considered to be impaired, the impairment to be recognized is measured as the amount by which the carrying amount of the assets exceeds the fair value of the assets.

Our intangible assets include the IMT-2000 frequency usage right, which has a contractual life of 13 years and is amortized from the date commercial service is initiated through the end of its contractual life, which is November 2016. We started to amortize this frequency usage right in December 2003, and we review the IMT-2000 frequency usage right for impairment on an annual basis. In connection with our review, we utilize the estimated long-term revenue and cash flow forecasts developed as part of our planning process. The results of our review using the testing method described above did not indicate any need to impair the IMT-2000 frequency usage right in 2009. The use of different assumptions within our cash flow model could result in different amounts for the IMT-2000 frequency usage right.

Impairment of Goodwill Assets

Goodwill represents the excess of purchase price paid over the fair value assigned to the net assets of acquired businesses. The determination of the fair values of goodwill assets is based on management’s judgment on the expected cash flows of the goodwill assets, taking market demand, competition and other economic factors into consideration.

The determination of impairments of goodwill assets involves the use of estimates that include, but are not limited to, the cause, timing and amount of the impairment. Impairment is based on a large number of factors, such as changes in current competitive conditions, expectations of growth in the telecommunications industry, a decline in our expected future cash flows, changes in the future availability of financing, technological obsolescence, discontinuance of services, current replacement costs and prices paid in comparable transactions. The determination of impairment of goodwill assets requires a significant amount of management’s judgment.

We evaluate the carrying value of goodwill annually or more frequently if events or changes in circumstances indicate that the carrying amount may exceed estimated fair value. Goodwill impairment testing is a two-step process. The first step involves determining the fair value of the reporting unit and comparing that to the book value. If the fair value exceeds the book value, then no further testing is required. If the fair value is less than the book value, then a second step is performed. In the second step, the fair values of all of the assets and liabilities of the reporting unit, including those that may not be currently recorded, are determined. The difference between the sum of all of those fair values and the overall reporting unit’s fair value is a new implied goodwill amount that is compared to the recorded goodwill. If implied goodwill is less than the recorded goodwill, then impairment to the recorded goodwill is recorded.

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

Operating Revenues and Operating Expenses

Operating Revenues

Our operating revenues primarily consist of:

•

fees related to our mobile services, including initial subscription fees, monthly fees, usage charges for outgoing calls, usage charges for wireless data transmission, contents download fees and value-added monthly service fees;

•	fees from our fixed-line telephone services, including:

➢

local service revenues, primarily consisting of (i) basic monthly charges and monthly usage charges (or fixed monthly charges for discount plans), (ii) revenues from value-added services, including local telephone directory assistance, call waiting and caller identification services, (iii) interconnection fees we charge to fixed-line and mobile service providers for their use of our local network in providing their services and (iv) revenues from local calls placed from public telephones;

➢	non-refundable installation fees;

➢

domestic long-distance service revenues, primarily consisting of (i) monthly usage charges (or fixed monthly charges for discount plans), (ii) interconnection fees we charge to fixed-line and mobile service providers and voice resellers for their use of our domestic long-distance network in providing their services and (iii) revenues from domestic long-distance calls placed from public telephones;

➢

international long-distance service revenues, primarily consisting of (i) amounts we bill to our customers for outgoing calls made to foreign countries, (ii) amounts we bill to foreign telecommunications carriers for connection to the domestic telephone network in respect of incoming calls at the applicable settlement rate, (iii) amounts we charge to fixed-line and mobile service providers and voice resellers as interconnection fees for using our international network in providing their services and (iv) other revenues, including revenues from international calls placed from public telephones and international leased lines; and

➢	land-to-mobile interconnection revenues;

•	Internet service revenues which consist of:

➢	broadband Internet access service revenues, primarily consisting of installation fees and basic monthly charges; and

➢	other Internet-related service revenues related to our infrastructure and solution services for business enterprises, IP-TV and network portal services.

•	revenues from goods sold that are generated primarily through sale of mobile handsets and specially designed phones for fixed-line and mobile convergence services;

•

data communications service revenues, primarily consisting of installation fees and basic monthly charges for our leased line services and Kornet Internet connection service and revenues from our satellite services; and

•	miscellaneous revenues that are primarily derived from information technology and network services, real estate development and car rental businesses.

Operating Expenses

Our operating expenses primarily include:

•	cost of goods sold, primarily consisting of our sale of mobile handsets and specially designed phones for fixed-line mobile convergence services;

•	depreciation and amortization expenses incurred primarily in connection with our telecommunications network facilities;

•

salaries and related costs, including severance indemnities that are a lump-sum amount paid to employees upon departure who have been employed by us for more than one year, share-based payments and employee welfare expenses;

•	sales commissions, primarily consisting of commissions to independent dealers related to procurement of mobile subscribers and mobile handset sales;

•	commissions, primarily consisting of payments for third-party outsourcing services, including commissions to the call center staff;

•	interconnection charges, which are interconnection payments to mobile service providers for calls from landline users and our mobile subscribers to our competitors’ mobile service subscribers; and

•	promotion expenses that consist primarily of handset subsidies that we offer to purchasers of new handsets who agree to minimum subscription periods.

Operating Results—2008 Compared to 2009

The following table presents selected income statement data and changes therein for 2008 and 2009.

	For the Year Ended December 31,				Changes
					2008 vs. 2009
	2008		2009		Amount		%
	(In billions of Won)
Operating revenues	(Won)	19,593	(Won)	19,649	(Won)	56	0.3%
Operating expenses		18,153		18,683		530	2.9

Operating income		1,440		966		(474)	(32.9)
Net non-operating income (expense)		(733)		(251)		482	(65.8)

Income from continuing operations before income tax expense		707		715		8	1.1
Income tax expense on continuing operations		168		108		(60)	(35.7)

Net income	(Won)	513	(Won)	610	(Won)	97	18.9%

Operating Revenues

The following table presents a breakdown of our operating revenues and changes therein for 2008 and 2009.

	For the Year Ended December 31,				Changes
					2008 vs. 2009
	2008		2009		Amount		%
	(In billions of Won)
Mobile services	(Won)	6,424	(Won)	6,646	(Won)	222	3.5%
Fixed-line telephone services:
Local service revenues		2,752		2,674		(78)	(2.8)
Non-refundable service installation fee		28		17		(11)	(39.3)
Domestic long-distance revenues		587		475		(112)	(19.1)
International long-distance revenues		442		384		(58)	(13.1)
Land-to-mobile interconnection revenues		1,391		1,147		(244)	(17.5)

Sub-total		5,200		4,697		(503)	(9.7)
Internet services:
Broadband internet access service		2,041		1,942		(99)	(4.9)
Other Internet-related services		440		507		67	15.2

Sub-total		2,481		2,449		(32)	(1.3)
Goods sold		3,066		3,397		331	10.8
Data communication services		1,336		1,314		(22)	(1.6)
Other		1,086		1,146		60	5.5

Total operating revenues	(Won)	19,593	(Won)	19,649	(Won)	56	0.3%

Total operating revenues increased by 0.3%, or (Won)56 billion, from (Won)19,593 billion in 2008 to (Won)19,649 billion in 2009 primarily due to increases in our mobile handset sales, mobile service revenues and other operating revenues, the impact of which was partially offset by decreases in our fixed-line telephone service revenues, Internet service revenues and data communication service revenues.

Mobile Services

Mobile service revenues increased by 3.5%, or (Won)222 billion, from (Won)6,424 billion in 2008 to (Won)6,646 billion in 2009 primarily due to a 4.5% increase in the number of subscribers to 15.0 million as of December 31, 2009 from 14.4 million as of December 31, 2008.

Fixed-line Telephone Services

Our fixed-line telephone service revenues decreased by 9.7%, or (Won)503 billion, from (Won)5,200 billion in 2008 to (Won)4,697 billion in 2009 primarily due to decreases in land-to-mobile interconnection revenues, domestic long-distance revenues and local service revenues. Specifically:

•

Land-to-mobile interconnection revenues decreased by 17.5%, or (Won)244 billion, from (Won)1,391 billion in 2008 to (Won)1,147 billion in 2009 primarily due to an increase in the volume of calls between mobile subscribers, which in turn reduced the volume of calls between landline users to mobile subscribers.

•

Domestic long-distance revenues decreased by 19.1%, or (Won) 112 billion, from (Won)587 billion in 2008 to (Won)475 billion in 2009 primarily due to a decrease in the number of domestic long-distance call minutes in 2009 compared to 2008 primarily due to the substitution effect from increase in usage of mobile telephone services and Internet phone services. The effect of such decreases was partially offset by participation by some of our subscribers in optional flat rate plans.

•

Local service revenues decreased by 2.8%, or (Won)78 billion, from (Won)2,752 billion in 2008 to (Won)2,674 billion in 2009. The number of local call pulses in 2009 compared to 2008 decreased by 32.5% primarily due to the substitution effect from increase in usage of mobile telephone services and the Internet phone services. However, the effect of such decreases was substantially offset by participation by some of our subscribers in optional flat rate plans, as well as an increase in revenues from value-added services.

Internet Services

Our Internet service revenues decreased by 1.3%, or (Won)32 billion, from (Won)2,481 billion in 2008 to (Won)2,449 billion in 2009 primarily due to a decrease in broadband Internet access service revenues, the impact of which was partially offset by an increase in other Internet-related service revenues. Specifically:

•

Broadband Internet access service revenues decreased by 4.9%, or (Won)99 billion, from (Won)2,041 billion in 2008 to (Won)1,942 billion in 2009, primarily due to discounts offered to long-term subscribers and bundled products in 2009. The effect of such decreases was offset in part by an increase in the number of fixed-line QOOK Internet subscribers from 6.7 million subscribers as of December 31, 2008 to 7.0 million subscribers as of December 31, 2009.

•

Other Internet-related service revenues increased by 15.2%, or (Won)67 billion, from (Won)440 billion in 2008 to (Won)507 billion in 2009 primarily due to increases in revenues from our IP-TV services.

Goods Sold

Revenues from goods sold increased by 10.8%, or (Won)331 billion, from (Won)3,066 billion in 2008 to (Won)3,397 billion in 2009 primarily due to an increase in the number of HSDPA-based IMT-2000 service compatible handsets and smart phones sold, including the Apple iPhone that we launched in November 2009.

Data Communications

Data communications service revenues decreased by 1.6%, or (Won)22 billion, from (Won)1,336 billion in 2008 to (Won)1,314 billion in 2009 primarily due to service fee discounts offered to government agencies and a decrease in revenues related to Kornet broadband Internet connection service to institutional customers resulting from the expiration of certain leased-line contracts.

Others

Other operating revenues increased by 5.5%, or (Won)60 billion, from (Won)1,086 billion in 2008 to (Won)1,146 billion in 2009 primarily due to an increase in revenues from real estate development activities.

Operating Expenses

The following table presents a breakdown of our operating expenses and changes therein for 2008 and 2009.

	For the Year Ended December 31,				Changes
					2008 vs. 2009
	2008		2009		Amount		%
	(In billions of Won)
Salaries and wages	(Won)	2,268	(Won)	2,192	(Won)	(76)	(3.4)%
Severance indemnities		361		1,128		767	212.5
Depreciation		3,214		2,874		(340)	(10.6)
Commissions		1,354		1,262		(92)	(6.8)
Interconnection charges		1,234		1,227		(7)	(0.6)
Cost of goods sold		2,365		3,119		754	31.9
Promotion expenses		1,080		1,122		42	3.9
Sales commissions		2,130		1,805		(325)	(15.3)
Others (1)		4,147		3,954		(193)	(4.7)

Total operating expenses	(Won)	18,153	(Won)	18,683	(Won)	530	2.9%

(1)	Including transfer to other accounts.

Total operating expenses increased by 2.9%, or (Won)530 billion, from (Won)18,153 billion in 2008 to (Won)18,683 billion in 2009 primarily due to increases in severance indemnities related to special voluntary early retirement programs and cost of goods sold, the impact of which was partially offset by decreases in depreciation, sales commissions and commissions. Specifically:

•

Our severance indemnities increased significantly by 212.5%, or (Won)767 billion, from (Won)361 billion in 2008 to (Won)1,128 billion in 2009 primarily due to an increase in severance indemnities relating to a special voluntary early retirement program. In December 2009, we held a special voluntary early retirement program where we received applications for voluntary early retirement from employees who had been employed by us for more than 15 years and provided them with additional financial incentives to retire early.

•

Cost of goods sold increased by 31.9%, or (Won)754 billion, from (Won)2,365 billion in 2008 to (Won)3,119 billion in 2009 primarily due to an increase in the sales of Internet phone handsets as well as an increase in the number of high-end HSDPA-compatible handsets and smart phones sold, including the Apple iPhone that we launched in November 2009.

These factors were partially offset by the following:

•	Depreciation decreased by 10.6%, or (Won)340 billion, from (Won)3,214 billion in 2008 to (Won) 2,874 billion in 2009 reflecting a general decrease in our capital expenditures in recent years.

•

Sales commissions, which primarily relate to procurement of mobile subscribers and mobile handset sales by our independent dealers, decreased by 15.3%, or (Won)325 billion, from (Won)2,130 billion in 2008 to (Won)1,805 billion in 2009 primarily due to a decrease in the number of new mobile subscribers.

Operating Income

Due to the factors described above, our operating income decreased by 32.9%, or (Won)474 billion, from (Won)1,440 billion in 2008 to (Won)966 billion in 2009. Our operating margin, which is operating income as a percentage of operating revenues, decreased from 7.4% in 2008 to 4.9% in 2009.

Non-Operating Income (Expenses)

The following table presents a breakdown of our non-operating income and expenses on a net basis and changes therein for 2008 and 2009.

	For the Year Ended December 31,				Changes
					2008 vs. 2009
	2008		2009		Amount		%
	(In billions of Won)
Interest income	(Won)	151	(Won)	197	(Won)	46	30.5%
Interest expense		(481)		(506)		(25)	5.2
Net foreign currency transaction gain (loss)		3		(4)		(7)	N.A.
Net foreign currency translation gain (loss)		(762)		223		985	N.A.
Net gain (loss) on disposal of equity method investment securities		(0)		62		62	N.M.
Net loss on disposal of property and equipment		(89)		(119)		(30)	33.7
Reversal of impairment loss on property and equipment		6		103		97	1,616.7
Net gain on settlement of derivatives		8		1		(7)	(87.5)
Net gain (loss) on valuation of derivatives		640		(174)		(814)	N.A.
Net other gains (losses)		(209)		(34)		175	(83.7)

Net non-operating income (expenses)	(Won)	(733)	(Won)	(251)	(Won)	482	(65.8)%

N.A.	means not applicable.

N.M.	means not meaningful.

Our net non-operating expenses decreased by 65.8%, or (Won)482 billion, from (Won)733 billion in 2008 to (Won)251 billion in 2009 primarily due to net foreign currency translation loss in 2008 compared to net foreign currency translation gain in 2009, an increase in reversal of impairment loss on property and equipment and net loss on disposal of equity method investment securities in 2008 compared to net gain on disposal of equity method investment securities in 2009, the impact of which was partially offset by net gain on valuation of derivatives in 2008 compared to net loss on valuation of derivatives in 2009. Specifically:

•

We recorded net foreign currency translation loss of (Won) 762 billion in 2008 compared to net foreign currency translation gain of (Won)223 billion in 2009 as the Market Average Exchange Rate of the Won against the U.S. dollar depreciated from (Won)938.2 to US$1.00 as of December 31, 2007 to (Won)1,257.5 to US$1.00 as of December 31, 2008 but appreciated to (Won)1,167.6 to US$1.00 as of December 31, 2009. The impact of such foreign currency translation gain/loss was largely offset by loss/gain from valuation of derivatives discussed below.

•

Our reversal of impairment loss on property and equipment increased sixteen-fold, or (Won)97 billion, from (Won)6 billion in 2008 to (Won)103 billion in 2009 primarily due to an increase in compensation that we received from third parties for relocation of our property and equipment that resulted in impairment loss.

•

We recorded net loss on disposal of equity method investment securities of (Won)0.1 billion in 2008 compared to net gain on disposal of equity method investment securities of (Won)62 billion in 2009. We recorded such gain in 2009 primarily due to the sale of our interest in U-Mobile. We sold all of our interest in U-Mobile with a book value of (Won)65 billion for US$100 million to a third party in September 2009.

These factors were partially offset by the following:

•

We recorded net gain on valuation of derivatives of (Won)640 billion in 2008 compared to net loss on valuation of derivatives of (Won)174 billion in 2009 primarily due to gains and losses from our combined interest rate currency swap contracts as the exchange rate of the Won against the U.S. dollar fluctuated as discussed above.

Income Taxes Expense on Continuing Operations

Our income tax expense on continuing operations decreased by 35.8%, or (Won) 60 billion, from (Won)168 billion in 2008 to (Won)108 billion in 2009 primarily due to decreases from changes in deferred income tax assets unrecognized related to equity method investment securities as well as tax rate changes, the impact of which was partially offset by a decrease in tax credits. See Note 26 to the Consolidated Financial Statements. Our effective tax rate decreased from 23.7% in 2008 to 15.1% in 2009. We had net deferred income tax assets of (Won)551 billion as of December 31, 2009.

Net Income

Due to the factors described above, our net income increased by 18.9%, or (Won)97 billion, from (Won)513 billion in 2008 to (Won)610 billion in 2009. Our net income margin, which is net income as a percentage of operating revenues, increased from 2.6% in 2008 to 3.1% in 2009.

Operating Results—2007 Compared to 2008

The following table presents selected income statement data and changes therein for 2007 and 2008.

	For the Year Ended December 31,				Changes
					2007 vs. 2008
	2007		2008		Amount		%
	(In billions of Won)
Operating revenues	(Won)	18,614	(Won)	19,593	(Won)	979	5.3%
Operating expenses		16,859		18,153		1,294	7.7

Operating income		1,755		1,440		(315)	(17.9)
Net non-operating income (expense)		(297)		(733)		(436)	146.8

Income from continuing operations before income tax expense		1,458		707		(751)	(51.5)
Income tax expense on continuing operations		357		168		(189)	(52.9)

Net income	(Won)	1,171	(Won)	513	(Won)	(658)	(56.2)%

Operating Revenues

The following table presents a breakdown of our operating revenues and changes therein for 2007 and 2008.

	For the Year Ended December 31,				Changes
					2007 vs. 2008
	2007		2008		Amount		%
	(In billions of Won)
Mobile services	(Won)	5,981	(Won)	6,424	(Won)	443	7.4%
Fixed-line telephone services:
Local service revenues		2,856		2,752		(104)	(3.6)
Non-refundable service installation fee		43		28		15	(34.9)
Domestic long-distance revenues		673		587		(86)	(12.8)
International long-distance revenues		432		442		10	2.3
Land-to-mobile interconnection revenues		1,588		1,391		(197)	(12.4)

Sub-total		5,592		5,200		(392)	(7.0)
Internet services:
Broadband Internet services		2,070		2,041		(29)	(1.4)
Other Internet-related services		302		440		138	45.7

Sub-total		2,372		2,481		109	4.6
Goods sold		2,451		3,066		615	25.1
Data communication services		1,271		1,336		65	5.1
Other		947		1,086		139	14.7

Total operating revenues	(Won)	18,614	(Won)	19,593	(Won)	979	5.3%

Total operating revenues increased by 5.3%, or (Won)979 billion, from (Won)18,614 billion in 2007 to (Won)19,593 billion in 2008 primarily due to increases in our mobile handset sales, mobile service revenues, other operating revenues, Internet service revenues and data communication service revenues, the impact of which was partially offset by a decrease in our fixed-line telephone service revenues.

Mobile Services

Mobile service revenues increased by 7.4%, or (Won)443 billion, from (Won)5,981 billion in 2007 to (Won)6,424 billion in 2008 primarily due to a 4.7% increase in the number of subscribers from 13.7 million subscribers as of December 31, 2007 to 14.4 million subscribers as of December 31, 2008, as well as an increase in wireless data usage. The average monthly revenue per subscriber of KT increased from (Won)38,627 in 2007 to (Won)39,487 in 2008.

Fixed-line Telephone Services

Our fixed-line telephone service revenues decreased by 7.0%, or (Won)392 billion, from (Won)5,592 billion in 2007 to (Won)5,200 billion in 2008 primarily due to decreases in land-to-mobile interconnection revenues, local service revenues and domestic long-distance revenues. Specifically:

•

Land-to-mobile interconnection revenues decreased by 12.4%, or (Won)197 billion, from (Won)1,588 billion in 2007 to (Won)1,391 billion in 2008 primarily due to increased volume of calls between mobile subscribers, which in turn reduced the volume of calls between landline users to mobile subscribers.

•	Local service revenues decreased by 3.6%, or (Won)104 billion, from (Won)2,856 billion in 2007 to (Won)2,752 billion in 2008 primarily due to a 15.2% decrease in the number of local call pulses in 2008 compared to 2007 attributable to the substitution effect from increase in usage of mobile telephone services and the Internet phone services. The effects of such decrease was partially offset by participation by some of our subscribers in optional flat rate plans, as well as an increase in revenues from value-added services.

•

Domestic long-distance revenues decreased by 12.8%, or (Won) 86 billion, from (Won)673 billion in 2007 to (Won)587 billion in 2008 primarily due to a decrease in the number of domestic long-distance call minutes in 2008 compared to 2007 primarily due to the substitution effect from increase in usage of mobile telephone services and Internet phone services. The effect of such decrease was partially offset by participation by some of our subscribers in optional flat rate plans.

Internet Services

Our Internet service revenues increased by 4.6%, or (Won)109 billion, from (Won)2,372 billion in 2007 to (Won)2,481 billion in 2008 primarily due to an increase in other Internet-related service revenues, the impact of which was partially offset by a decrease in broadband Internet access service revenues. Specifically:

•

Other Internet-related service revenues increased by 45.7%, or (Won)138 billion, from (Won)302 billion in 2007 to (Won)440 billion in 2008 primarily due to an increase in revenues related to our Bizmeka service and Internet data centers; and

•

Broadband Internet access service revenues decreased by 1.4%, or (Won)29 billion, from (Won)2,070 billion in 2007 to (Won)2,041 billion in 2008, primarily due to special discounts offered to long-term subscribers and bundled products in 2008, which was offset in part by an increase in the number of subscribers.

Goods Sold

Revenues from goods sold increased by 25.1%, or (Won)615 billion, from (Won)2,451 billion in 2007 to (Won)3,066 billion in 2008 primarily due to an increase in the number of HSDPA-based IMT-2000 service compatible handsets and specially designed phones for fixed-line services sold.

Data Communications

Data communications service revenues increased by 5.1%, or (Won)65 billion, from (Won)1,271 billion in 2007 to (Won)1,336 billion due to an increase in demand for our virtual private network service.

Others

Other operating revenues increased by 14.7%, or (Won)139 billion, from (Won)947 billion in 2007 to (Won)1,086 billion in 2008 primarily due to an increase in revenues from our real estate development activities and KT Capital.

Operating Expenses

The following table presents a breakdown of our operating expenses and changes therein for 2007 and 2008.

	For the Year Ended December 31,				Changes
					2007 vs. 2008
	2007		2008		Amount		%
	(In billions of Won)
Salaries and wages	(Won)	2,229	(Won)	2,268	(Won)	39	1.7%
Severance indemnities		360		361		1	0.3
Depreciation		3,193		3,214		21	0.7
Commissions		1,049		1,354		305	29.1
Interconnection charges		1,200		1,234		34	2.8
Cost of goods sold		1,868		2,365		497	26.6
Promotion expenses		749		1,080		331	44.2
Sales commissions		1,902		2,130		228	12.0
Others (1)		4,309		4,147		(162)	(3.8)

Total operating expenses	(Won)	16,859	(Won)	18,153	(Won)	1,294	7.7%

(1)	Including transfer to other accounts.

Total operating expenses increased by 7.7%, or (Won)1,294 billion, from (Won)16,859 billion in 2007 to (Won)18,153 billion in 2008 primarily due to increases in cost of goods sold, promotion expenses, commissions and sales commissions. Specifically:

•

Our cost of goods sold increased by 26.6%, or (Won)497 billion, from (Won)1,868 billion in 2007 to (Won)2,365 billion in 2008 primarily as a result of an increase in the sales of HSDPA-compatible handsets and specially designed phones for fixed-line services.

•

Our promotion expenses, which consist primarily of handset subsidies, increased by 44.2%, or (Won)331 billion, from (Won)749 billion in 2007 to (Won)1,080 billion in 2008 primarily due to an increase in the sales volume of HSDPA-compatible handsets.

•

Our commissions, which primarily relate to payments for third-party outsourcing services, including commissions to the call center staff, increased by 29.1%, or (Won)305 billion, from (Won)1,049 billion in 2007 to (Won)1,354 billion in 2008, primarily due to outsourcing of our activation and installation activities to third-parties.

•

Our sales commissions, which primarily relate to procurement of mobile subscribers and mobile handset sales by independent dealers, increased by 12.0%, or (Won)228 billion, from (Won)1,902 billion in 2007 to (Won)2,130 billion in 2008, primarily due to an increase in the number of our SHOW subscribers as well as an increase in sales volume of HSDPA-compatible handsets.

Operating Income

Due to the factors described above, our operating income decreased by 17.9%, or (Won)315 billion, from (Won)1,755 billion in 2007 to (Won)1,440 billion in 2008. Our operating margin, which is operating income as a percentage of operating revenues, decreased from 9.4% in 2007 to 7.4% in 2008.

Non-Operating Income (Expenses)

The following table presents a breakdown of our non-operating income and expenses on a net basis and changes therein for 2007 and 2008.

	For the Year Ended December 31,				Changes
					2007 vs. 2008
	2007		2008		Amount		%
	(In billions of Won)
Interest income	(Won)	156	(Won)	151	(Won)	(5)	(3.2)%
Interest expense		(466)		(481)		(15)	3.2
Net foreign currency transaction gain (loss)		(6)		3		9	N.A.
Net foreign currency translation loss		(7)		(762)		(755)	N.M.
Gain on disposal of useless materials		25		—		(25)	(100.0)
Net loss on disposal of property and equipment		(65)		(89)		(24)	36.9
Reversal of accrued provisions		51		4		(47)	(92.2)
Net gain (loss) on settlement of derivatives		(2)		8		10	N.A.
Net gain on valuation of derivatives		25		640		615	2,460.0
Net other losses		(8)		(207)		(199)	2,487.5

Net total non-operating income (expenses)	(Won)	(297)	(Won)	(733)	(Won)	(436)	146.8%

N.A.	means not applicable.

N.M.	means not meaningful.

Our net non-operating expenses increased by 146.8%, or (Won)436 billion, from (Won)297 billion in 2007 to (Won)733 billion in 2008 primarily due to an increase in net foreign currency translation loss and a decrease in reversal of accrued provisions, the impact of which was partially offset by a large increase in net gain on valuation of derivatives in 2008. Specifically:

•

Our net foreign currency translation loss increased significantly by (Won)755 billion, from (Won)7 billion in 2007 to (Won)762 billion in 2008, as the Market Average Exchange Rate of the Won against the U.S. dollar depreciated from (Won)929.6 to US$1.00 as of December 31, 2006 to (Won)938.2 to US$1.00 as of December 31, 2007 and depreciated further to (Won)1,257.5 to US$1.00 as of December 31, 2008. The impact of such foreign currency translation losses was largely offset by gains from valuation of derivatives discussed below.

•

Our reversal of accrued provisions decreased by 92.2%, or (Won)47 billion, from (Won)51 billion in 2007 to (Won)4 billion in 2008 primarily as a result of a decrease in the amount of reversal of accrued provisions relating to points accrued under our KT membership point program.

These factors were partially offset by the following:

•

Our net gain on valuation of derivatives increased twenty-five fold, or by (Won)615 billion, from (Won)25 billion in 2007 to (Won)640 billion in 2008 primarily due to gains from our combined interest rate currency swap contracts as the exchange rate of the Won against the U.S. dollar depreciated as discussed above.

Income Taxes Expense on Continuing Operations

Our income tax expense on continuing operations decreased by 53.0%, or (Won)189 billion, from (Won)357 billion in 2007 to (Won)168 billion in 2008 primarily due to an increase in tax credits, the impact of which was partially offset by an increase in changes in deferred income tax assets unrecognized related to equity method investment securities as well as an increase in tax rate changes. See Note 26 to the Consolidated Financial Statements. Our effective tax rate decreased from 24.5% in 2007 to 23.7% in 2008. We had net deferred income tax assets of (Won)485 billion as of December 31, 2008.

Net Income

Due to the factors described above our net income decreased by 56.2%, or (Won)658 billion, from (Won)1,171 billion in 2007 to (Won)513 billion in 2008. Our net income margin, which is net income as a percentage of operating revenues, decreased from 6.3% in 2007 to 2.6% in 2008.

Item 5.B.  Liquidity and Capital Resources

The following table sets forth the summary of our cash flows determined in accordance with Korean GAAP for the periods indicated.

	For the Years Ended December 31,
	2007		2008		2009
	(In billions of Won)
Net cash provided by operating activities	(Won)	4,265	(Won)	2,919	(Won)	3,398
Net cash used in investing activities		(3,449)		(3,531)		(2,870)
Net cash provided by (used in) financing activities		(1,368)		1,051		(930)
Cash and cash equivalents at beginning of period		1,829		1,385		1,891
Cash and cash equivalents at end of period		1,385		1,891		1,538
Net increase (decrease) in cash and cash equivalents		(444)		506		(353)

Capital Requirements

Historically, our capital requirements consisted principally of purchases of property and equipment and other assets and repayments of borrowings. In our investing activities, we used cash of (Won)3,636 billion in 2007, (Won)3,362 billion in 2008 and (Won)2,774 billion in 2009 for the acquisition of property and equipment, primarily construction-in-progress. In our financing activities, we used cash of (Won)1,354 billion in 2007, (Won)2,147 billion in 2008 and (Won)1,441 billion in 2009 for repayment of current portion of bonds and long-term borrowings.

In recent years, we have also required capital for acquisitions of treasury shares for retirement and payments of retirement and severance benefits related to our early retirement programs. For the acquisition of treasury shares for retirement, we spent (Won)196 billion in 2007, (Won)74 billion in 2008 and (Won)528 billion in 2009. Subsequent to such repurchases, we retired most of the treasury shares that we repurchased. We also recorded payments of severance indemnities of (Won)104 billion in 2007, (Won)221 billion in 2008 and (Won)1,345 billion in 2009. In 2009, our payments were particularly high due to a special voluntary early retirement program held in December 2009 in which we received applications for voluntary early retirement from employees who had been employed by us for more than 15 years and provided them with additional financial incentives to retire early. The special voluntary early retirement program resulted in the early retirement of 5,992 employees out of 25,340 eligible employees.

From time to time, we may also require capital for investments involving acquisitions, including shares of our affiliates, and strategic relationships. On June 1, 2009, KTF merged into KT Corporation pursuant to a “comprehensive stock transfer” under Article 360-15 of the Korean Commercial Code, whereby KTF common stockholders received 0.7192335 share of KT Corporation common stock for every one share of KTF common stock they owned. We delivered 45,629,480 treasury shares and 700,108 shares of our newly issued common shares to KTF shareholders in connection with the merger.

Our cash dividends amounted to (Won)473 billion in 2007, (Won)409 billion in 2008 and (Won)229 billion in 2009.

We anticipate that capital expenditures, and, to a lesser extent, repayment of outstanding contractual obligations and commitments will represent the most significant use of funds for the next several years. We may also require capital for purchase of additional treasury shares and shares of our affiliates as well as investments involving acquisitions and strategic relationships. We compete in the telecommunications sector in Korea, which is rapidly evolving. In recent years, business combinations in the telecommunications industry have significantly changed the competitive landscape of the Korean telecommunications industry. We may need to incur additional capital expenditures to keep up with unexpected developments in rapidly evolving telecommunications technology. There can be no assurance that we will be able to secure funds on satisfactory terms from financial institutions or other sources that are sufficient for our unanticipated needs.

Payments of contractual obligations and commitments will also require considerable resources. In our ordinary course of business, we routinely enter into commercial commitments for various aspects of our operations, including repair and maintenance. We have also provided guarantees to our affiliates. See Note 33(b) to the Consolidated Financial Statements for a disclosure of the guarantees provided.

The following table sets forth selected information regarding our contractual obligations to make future payments as of December 31, 2009:

	Payments Due by Period
Contractual Obligations (1) (2)	Total		Less than 1 Year		1-3 Years		4-5 Years		After 5 Years
	(In billions of Won)
Long-term debt obligations (including current portion of long-term debt)	(Won)	9,263	(Won)	1,690	(Won)	3,684	(Won)	2,515	(Won)	1,374
Capital lease obligations		8		7		1		—		—
Operating lease obligations		9		6		3		—		—
Severance payment obligations		1,488		7		11		34		1,436
Long-term accounts payable—others		320		150		170		—		—

Total	(Won)	11,088	(Won)	1,860	(Won)	3,869	(Won)	2,549	(Won)	2,810

Estimate of interest payment based on contractual interest rates effective as of December 31, 2009	(Won)	1,617	(Won)	458	(Won)	600	(Won)	303	(Won)	256

(1)	Contractual obligations represent contractual liabilities as of the consolidated balance sheet date excluding refundable deposits for telephone installation and accruals for customer call bonus points, which do not have definitive payment schedules.

(2)	Excluding a put and call combination contract we entered into with Woori Investment & Securities Co., Ltd. On December 26, 2008, Woori Investment & Securities, which acquired shares of the Korea Digital Satellite Broadcasting Co., Ltd. from JP Morgan Whitefriars Inc., and we entered into a put and call combination contract. Under this contract, we may exercise a call option to acquire 9.2 million shares of the Korea Digital Satellite Broadcasting from Woori Investment & Securities during the period from December 26, 2009 to December 26, 2011, and Woori Investment & Securities has the option to exercise a put option on such shares to us on December 26, 2011. The exercise price under the contract for both parties is (Won)46 billion.

Capital Resources

We have traditionally met our working capital and other capital requirements principally from cash provided by operations, while raising the remainder of our requirements primarily through debt financing. From time to time, we have also disposed of our treasury shares to meet our capital requirements.

Our major sources of cash have been net cash provided by operating activities, including net income, expenses not involving cash payments such as depreciation and amortization, and proceeds from issuance of bonds and long-term borrowings. We expect that these sources will continue to be our principal sources of cash in the future. Net income was (Won)1,171 billion in 2007, (Won)513 billion in 2008 and (Won)610 billion in 2009 due to the reasons discussed in Item 5.A. Operating Results.

Depreciation and amortization was (Won)3,657 billion in 2007, (Won)3,703 billion in 2008 and (Won)3,361 billion in 2009 primarily reflecting our capital investment activities during the recent years. Aggregate cash proceeds from issuance of bonds and long-term borrowings were (Won)878 billion in 2007, (Won)3,780 billion in 2008 and (Won)1,499 billion in 2009. We also met the capital required for the June 2009 merger with KTF through delivery of 45,629,480 treasury shares and 700,108 shares of our newly issued common shares to KTF shareholders in consideration of the merger. As of December 31, 2009, we held 17,915,340 treasury shares.

We believe that we have sufficient working capital available to us for our current requirements and that we have a variety of alternatives available to us to satisfy our financial requirements to the extent that they are not met by funds generated by operations, including the issuance of debt securities and bank borrowings denominated in Won and various foreign currencies. For example, we updated our Medium Term Note program in June 2005 from US$1 billion to US$2 billion, of which US$700 million remained unused as of December 31, 2009. However, our ability to rely on some of these alternatives could be affected by factors such as the liquidity of the Korean and the global financial markets, prevailing interest rates, our credit rating and the Government’s policies regarding Won currency and foreign currency borrowings. Other factors which could materially affect our liquidity in the future include unanticipated increase in capital expenditures and decrease in cash provided by operations resulting from a significant decrease in demand for our services. We may also need to raise additional capital sooner than we expect in order to fund unanticipated investments and acquisitions.

Our total equity was (Won)11,138 billion as of December 31, 2007, (Won)11,088 billion as of December 31, 2008 and (Won)10,667 billion as of December 31, 2009.

Liquidity

We had a working capital (current assets minus current liabilities) surplus of (Won)564 billion as of December 31, 2007, (Won)1,833 billion as of December 31, 2008 and (Won)1,031 billion as of December 31, 2009. The following table sets forth the summary of our significant current assets for the periods indicated.

	As of December 31,
	2007		2008		2009
	(In billions of Won)
Cash and cash equivalents	(Won)	1,385	(Won)	1,891	(Won)	1,538
Short-term investment assets		460		417		444
Accounts receivable—trade		2,621		3,015		3,622
Inventories		299		425		699

Our cash, cash equivalents and short-term investment assets maturing within one year totaled (Won)1,845 billion as of December 31, 2007 and (Won)2,308 billion as of December 31, 2008 and (Won)1,982 billion as of December 31, 2009. Under Korean GAAP, bank deposits and all highly liquid temporary cash instruments within maturities of three months are considered as cash equivalents. Short-term investment assets primarily consist of time and trust deposits with maturities between four to twelve months and short-term loans and current portion of securities such as beneficiary certificates and available-for-sale securities.

The following table sets forth the summary of our significant current liabilities for the periods indicated:

	As of December 31,
	2007		2008		2009
	(In billions of Won)
Accounts payable—trade	(Won)	1,020	(Won)	834	(Won)	1,485
Short-term borrowings		226		274		368
Current portion of bonds and long-term borrowings		1,020		1,440		1,690
Accounts payable—other		1,442		1,476		2,439
Accrued expenses		484		528		483

As of December 31, 2009, we entered into various commitments with financial institutions totaling (Won)2,289 billion and US$123 million. See Note 33 to the Consolidated Financial Statements. As of December 31, 2009, (Won)298 billion and US$56 million were outstanding under these facilities. We have not had, and do not believe that we will have, difficulty gaining access to short-term financing sufficient to meet our current requirements.

Capital Expenditures

Our capital expenditures on property and equipment decreased in recent years. We used cash of (Won)3,636 billion in 2007, (Won)3,362 billion in 2008 and (Won)2,774 billion in 2009 for the acquisition of property and equipment, primarily construction-in-progress.

Our current capital expenditure plan, on a non-consolidated basis, calls for the expenditure of approximately (Won)3,200 billion in 2010. The principal components of our capital investment plans are:

•	approximately (Won)953 billion in general expansion and modernization of our network infrastructure;

•	approximately (Won)301 billion in upgrading our broadband network to enable FTTH connection;

•	approximately (Won)741 billion in capital investments for IMT-2000 (W-CDMA) service;

•	approximately (Won)265 billion in capital investments for WiBro service;

•	approximately (Won)188 billion in capital investments for IP-TV service; and

•	approximately (Won)183 billion in capital investments for development of services over Internet protocol.

Inflation

We do not consider that inflation in Korea has had a material impact on our results of operations in recent years. Inflation in Korea was 2.5% in 2007, 4.7% in 2008 and 2.8% in 2009. See “Item 3. Key Information—Item 3.D. Risk Factors—Korea is our most important market, and our current business and future growth could be materially and adversely affected if economic conditions in Korea deteriorate.”

Recent Accounting Pronouncements in Korean GAAP

We did not adopt any significant Korean accounting standards issued or revised in 2009.

U.S. GAAP Reconciliation

In 2007, we recorded net income of (Won)1,160 billion under U.S. GAAP compared to net income of (Won)1,171 billion under Korean GAAP, primarily because of difference in the treatment of depreciation and reversal of goodwill amortization. In 2008, we recorded net income of (Won)573 billion under U.S. GAAP compared to net income of (Won)513 billion under Korean GAAP, primarily because of difference in the treatment of reversal of goodwill amortization and depreciation. In 2009, we recorded net income of (Won)840 billion under U.S. GAAP compared to net income of (Won)610 billion under Korean GAAP, primarily because of difference in the treatment of service installation fees, reversal of goodwill amortization and depreciation. Total equity under U.S. GAAP is lower than under Korean GAAP by (Won)478 billion as of December 31, 2008 and (Won)211 billion as of December 31, 2009.

For further discussion of the principal differences between Korean GAAP and U.S. GAAP as they relate to us, see Note 40 to the Consolidated Financial Statements.

Recent Accounting Pronouncements in U.S. GAAP

In September 2006, the Financial Accounting Standards Board (“FASB”) issued enhanced guidance for using fair value to measure assets and liabilities by establishing a common definition of fair value, providing a framework for measuring fair value under GAAP, and expanding the disclosure requirements about fair value measurements. In February 2008, the FASB deferred the adoption of such guidance for one year for nonfinancial assets and nonfinancial liabilities that are recognized or disclosed at fair value in the financial statements on a non-recurring basis. We adopted the fair value guidance for nonfinancial assets and nonfinancial liabilities on January 1, 2009 with no material impact to our consolidated financial statements. In April 2009, the FASB issued additional guidance on fair value, which provided: (a) additional application guidance for estimating fair value when the volume and activity for the asset or liability have greatly decreased and (b) indicators for identifying transactions that are not considered orderly. The additional guidance was effective for interim periods ending after June 15, 2009, with early adoption permitted for periods ending after March 15, 2009. We adopted the provisions in 2009 with no material impact to our consolidated financial statements.

In December 2007, the FASB issued an amended accounting guidance on business combinations. The guidance revises the method of accounting for a number of aspects of business combinations including acquisition costs, contingencies (including contingent assets, contingent liabilities and contingent purchase price) and post-acquisition exit activities of acquired businesses. We adopted the guidance in 2009 with no material impact to our consolidated financial statements.

In December 2007, the FASB issued new accounting guidance on noncontrolling interests in consolidated financial statements. The new accounting guidance requires that a noncontrolling interest in the equity of a subsidiary be accounted for and reported as equity, provides revised guidance on the treatment of net income and losses attributable to the noncontrolling interest and changes in ownership interests in a subsidiary and requires additional disclosures that identify and distinguish between the interests of the controlling and noncontrolling owners. We retrospectively adopted the presentation and disclosure requirements of the new guidance. The adoption of the new guidance did not have a material effect on our consolidated financial statements.

In March 2008, the FASB issued enhanced guidance for disclosures about derivative instruments and hedging activities by expanding the disclosure requirements regarding: (1) how and why an entity uses derivative instruments; (2) how derivative instruments and related hedged items are accounted for; and (3) how derivative instruments and related hedged items affect an entity’s financial position, financial performance, and cash flows. In addition, this guidance requires qualitative disclosures about objectives and strategies for using derivatives described in the context of an entity’s risk exposures, quantitative disclosures about the location and fair value of derivative instruments and associated gains and losses, and disclosures about credit-risk-related contingent features in derivative instruments. We adopted the new guidance in 2009 with no material impact to our consolidated financial statements.

In April 2008, the FASB amended the factors that we should consider when developing renewal or extension assumptions used in the determination of useful lives of intangible assets. These assumptions should be consistent with the expected cash flow method used to measure the fair value of intangible assets. The amended guidance was applicable prospectively to intangible assets acquired after January 1, 2009 with no material impact to our consolidated financial statements.

In November 2008, the FASB ratified guidance approved by the Emerging Issues Task Force addressing how the business combination and noncontrolling interest guidance issued by the FASB might impact the accounting for equity method investments. The guidance was effective prospectively for new investments acquired in fiscal years beginning on or after December 15, 2008. We adopted the guidance in 2009 with no material impact on our consolidated financial statements.

In July 2009, the FASB issued the FASB Accounting Standard Codification (“Codification” or “ASC”), which became the single source of authoritative U.S. GAAP. Following the Codification, the FASB will not issue new standards in the form of Statements, FASB Staff Positions or Emerging Issues Task Force Abstracts. Instead, it will issue Accounting Standards Updates (“ASU”), which will serve to update the Codification, provide background information about the guidance and provide the basis for conclusions on the changes to the Codification. We adopted the Codification, as required, for annual periods ending after September 15, 2009. As a result, references to accounting literature contained in our financial disclosures have been updated to reflect the new ASC structure.

In June 2009, the FASB amended the consolidation rules related to Variable Interest Entities (“VIEs”). The new rules expand the primary beneficiary analysis to incorporate a qualitative review of which entity controls and directs the activities of the VIE. The amendments also modify the rules regarding the frequency of ongoing reassessments of whether a company is the primary beneficiary. Under the revised guidance, we are required to perform ongoing reassessments as opposed to only when certain triggering events occur, as was previously required. This guidance will be effective in 2010 and is not expected to have any material effect on our consolidated financial statements.

In October 2009, the FASB issued ASU No. 2009-13, “Multiple-Deliverable Revenue Arrangements” (“ASU No. 2009-13”). The update addresses how revenues should be allocated among all products and services included in sales arrangements. It establishes a selling price hierarchy for determining the selling price of each product or service, with vendor-specific objective evidence at the highest level, third-party evidence of selling price at the intermediate level, and the best estimate of the selling price at the lowest level. It replaces “fair value” with “selling price” in revenue allocation guidance, eliminates the residual method as an acceptable allocation method and requires the use of the relative selling price method as the basis for allocation. It also significantly expands the disclosure requirements for such arrangements, including, potentially, certain qualitative disclosures. ASU No. 2009-13 will be effective prospectively for sales entered into or materially modified in fiscal years beginning on or after June 15, 2010. The FASB permits early adoption of ASU No. 2009-13, applied retrospectively, to the beginning of the year of adoption. We are currently evaluating the impact on our consolidated financial statements.

In October 2009, the FASB issued ASU No. 2009-14, “Certain Revenue Arrangements That Include Software Elements” (“ASU No. 2009-14”). The update clarifies the guidance for allocating and measuring revenue, including how to identify software that is out of the scope. The update also amends accounting and reporting guidance for revenue arrangements involving both tangible products and software that is “more than incidental to the tangible product as a whole.” Such types of software and hardware will be outside of the scope of software revenue guidance, and the hardware components will also be outside of the scope of software revenue guidance and may result in more revenue recognized at the time of the hardware sale. Additional disclosures will discuss allocation of revenue to products and services in sales arrangements and the significant judgments applied in the revenue allocation method, including impacts on the timing and amount of revenue recognition. ASU 2009-14 will be effective prospectively for revenue arrangements entered into or materially modified in fiscal years beginning on or after June 15, 2010. ASU No. 2009-14 has the same effective date, including early adoption provisions, as ASU No. 2009-13. We must adopt ASU No. 2009-14 and ASU No. 2009-13 at the same time. We are currently evaluating the impact on our consolidated financial statements.

In December 2009, the FASB issued ASU No. 2009-16, “Transfers and Servicing” (“ASU No. 2009-16”). This update removes the concept of a qualifying special-purpose entity (“QSPE”) and creates more stringent conditions for reporting a transfer of a portion of financial asset as sale. To determine if a transfer is to be accounted for as sale, the transferor must assess whether it and all of the entities included in its consolidated financial statements have surrendered control of the assets. This update is effective from January 1, 2010, with adoption applied prospectively for transfers that occur on and after the effective date. The elimination of the QSPE concept will require an entity to retrospectively assess all current off-balance sheet QSPE structures for consolidation under ASC Topic 810, “Consolidation,” and record a cumulative-effect adjustment to retained earnings for any consolidation change. Retrospective application of ASU No. 2009-16, particularly the QSPE removal, is being assessed as part of the analysis required from ASU No. 2009-17, “Improvements to Financial Reporting by Enterprises Involved with Variable Interest Entities.”

In December 2009, the FASB issued ASU No. 2009-17. This update addressed the primary beneficiary assessment criteria for determining whether an entity is required to consolidate a VIE. This update requires an entity to determine whether it is the primary beneficiary by performing a qualitative assessment, rather than using the quantitative-based model required under the previous accounting guidance. The qualitative assessment consists of determining whether the entity has both the power to direct the activities that most significantly impact the VIE’s economic performance and has the right to receive benefits or obligation to absorb losses that could potentially be significant to the VIE. This update is effective from January 1, 2010. We are currently evaluating the impact on our consolidated financial statements.

In January 2010, the FASB amended the disclosure guidance related to fair value measurements. The amended disclosure guidance requires new fair value measurement disclosures and clarifies existing fair value measurement disclosure requirements. The amended disclosure guidance related to disclosures about purchases, sales, issuances and settlements of Level 3 instruments will be effective for fiscal years beginning after December 15, 2010. The remaining amended disclosure guidance will be effective for annual reporting periods beginning after December 15, 2009. We are currently evaluating the impact of the amended disclosure guidance related to fair value measurements.

In January 2010, the FASB issued authoritative guidance for improving disclosures about fair value measurements, which requires new and amended disclosure requirements for classes of assets and liabilities, inputs and valuation techniques and transfers between levels of fair value measurements and accounting for distributions to shareholders with components of stock and cash, which clarifies the accounting for distributions to shareholders that offer them the ability to elect to receive their entire distribution in cash or shares of equivalent value. This guidance will be effective beginning in January 2010, and is not expected to have a material effect on our consolidated financial statements.

Item 5.C.  Research and Development, Patents and Licenses, Etc.

In order to maintain our leadership in the converging telecommunications business environment and develop additional platforms, services and applications, we operate:

•	a central R&D laboratory;

•	a network R&D laboratory;

•	a mobile R&D laboratory;

•	a device R&D center; and

•	an economics and management research laboratory.

As of December 31, 2009, these research centers employed a total of 680 researchers and employees, of whom 118 had doctoral degrees and 399 had master’s degrees. As of December 31, 2009, KT Corporation had 5,121 registered patents domestically and 460 registered patents internationally.

Under the Information and Communications Industry Promotion Act, network service providers and specific service providers are obligated to contribute 0.75% and 0.5% of their total annual revenues, respectively, to the Institute of Information Technology Advancement, which uses the fund to promote research and development in information technology. We make contributions as a network service provider and specific service provider to the Korean government (Information and Telecommunication Improvement Fund), the Korea Electronic Telecommunication Research Institute and other research and development institutes. Including such contributions, total expenditures on research and development were (Won)291 billion in 2007, (Won)283 billion in 2008 and (Won)263 billion in 2009.

In recent years, we have focused our research and development efforts in the following areas:

•	fixed mobile multimedia convergence solutions including WiBro, mobile IP-TV, mobile VoIP;

•	Environmentally-friendly technologies including an intelligent electricity distribution monitoring system;

•	VoIP solutions and related value-added services;

•	future network structures and solutions;

•	home networking solutions for multiple devices including IP-TV, Internet phones and computers;

•	platform and application services for IP-TV services; and

•	network technologies for backbone and access network including FTTH solutions.

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

Item 6.  Directors, Senior Management and Employees

Item 6.A.  Directors and Senior Management

Directors

Our board of directors has the ultimate responsibility for the administration of our affairs. Our articles of incorporation provide for a board of directors consisting of:

•	up to three non-independent directors, including the Chief Executive Officer; and

•	up to eight outside directors.

All of our directors are elected at the general shareholders’ meeting. If the total assets of a company listed on the KRX KOSPI Market as of the end of the preceding year exceeds (Won)2,000 billion, which is the case with us, the Commercial Code of Korea requires such company to have more than three outside directors with at least half of its total directors being outside directors. The term of office for all directors is up to three years, but the term is extended to the close of the annual shareholders’ meeting convened with respect to the last fiscal year of the term. If the term of office for the director ends before the close of the annual general meeting of shareholders convened with respect to the last fiscal year within such term of office and a new director is appointed, the term of office for such new director will be the remaining term of office of his or her predecessor.

Under the Commercial Code of Korea, we must establish a committee to nominate candidates for outside directors within the board of directors, and outside directors must make up not less than half of the total members of the outside director candidate nominating committee. According to our articles of incorporation, such committee must consist of one non-independent director and all of our outside directors. Our Outside Director Candidate Nominating Committee nominates outside director candidates for appointment at the general shareholders’ meeting.

One-third of the outside directors must be up for election in any given year. Upon the request of any director, a meeting of the board of directors will be assembled. The chairman of the board of directors is elected from among the outside directors by a resolution of the board of directors. The term of office of the chairman is one year.

Our current directors are as follows:

Name	Position	Director Since	Date of Birth	Expiration of Term of Office

Non-Independent Directors (1)

Suk-Chae Lee	Chief Executive Officer	January 2009	September 11, 1945	2012
Sang-Hoon Lee	President	March 2009	January 24, 1955	2011
Hyun-Myung Pyo	President	March 2009	October 21, 1958	2011

Outside Directors (1)

E. Han Kim	Chairperson of the Board of Directors, Chair Professor, University of Michigan	March 2009	May 27, 1946	2012
Jeong-Suk Koh	Chief Executive Officer of Ilshin Investment Co., Ltd.	February 2008	May 22, 1957	2011
Joon Park	Professor, Seoul National University	January 2009	October 30, 1954	2011
Choon-Ho Lee	Chairperson of the Board of Directors of Korea Educational Broadcasting System	March 2009	July 22, 1945	2012
Jeung-Soo Huh	Professor, Kyungpook National University	March 2009	June 10, 1960	2012
Jong-Hwan Song	Professor, Myongji University	March 2010	September 5, 1944	2013
Hae-Bang Chung	Professor, School of Law, Konkuk University	March 2010	September 1, 1950	2013
Chan-Jin Lee	Chief Executive Officer, DreamWiz Inc.	March 2010	October 25, 1965	2013

(1)	All of our standing and outside directors beneficially own less than one percent of the issued shares of KT Corporation in the aggregate.

Suk-Chae Lee is a non-independent director and has served as our chief executive officer since January 2009. Prior to joining us, he served as a senior advisor of Bae, Kim & Lee LLC, chief economic advisor to the President of Korea, Minister of Information and Telecommunications and Vice Minister of Finance and Economy. Mr. Lee holds a bachelor’s degree in economics from Seoul National University, an M.A. degree in political economy from Boston University and a Ph.D. degree in economics from Boston University.

Sang-Hoon Lee is a non-independent director and has served as the president of the Enterprise Customer Group since March 2009. He has previously served as senior executive vice president of the Business Development Group and executive vice president of the Business Marketing Unit. Mr. Lee holds a bachelor’s degree in engineering from Seoul National University and both his master’s degree and Ph.D degree in electric engineering from University of Pennsylvania.

Hyun-Myung Pyo is a non-independent director and has served as the president of the Personal Customer Group since December 2009. He has previously served as senior executive vice president of the Corporate Center and senior vice president of the Wibro Business Unit and head of the Marketing Group of KTF. Mr. Pyo holds a bachelor’s degree in electronic engineering from Korea University and both his graduate and Ph.D degrees in electronic engineering from Korea University.

E. Han Kim has served as our outside director since March 2009. He is currently a chair professor of business administration at University of Michigan and has served as outside director of POSCO and Hana Bank. Mr. Kim holds a bachelor’s degree from Rochester University, a master’s degree in business administration from Cornell University and a Ph.D. degree in finance from State University of New York-Buffalo.

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

Joon Park has served as our outside director since January 2009. He is currently a professor at the Seoul National University School of Law. Mr. Park holds a bachelor’s degree in law from Seoul National University and an LL.M. degree in law from Harvard Law School.

Choon-Ho Lee has served as our outside director since March 2009. She is currently the chairperson of the board of directors of Korea Educational Broadcasting System. Ms. Lee has served as a director of the board of Seoul Foundation for Arts and Culture. She holds a bachelor’s degree in politics and foreign affairs from Ewha Womans University and has received both her graduate and Ph.D. degrees in education from Inha University.

Jeung-Soo Huh has served as our outside director since March 2009. He is currently a professor of material science and metallurgical engineering at Kyungpook National University and was formerly a visiting professor at Manchester University. Mr. Huh holds a bachelor’s degree in physical metallurgy from Seoul National University, a graduate degree in material engineering from Seoul National University and a Ph.D. degree in material engineering from Massachusetts Institute of Technology.

Jong-Hwan Song was elected as our outside director in March 2010. He is currently a professor of North Korean studies at Myongji University. Mr. Song holds a bachelor’s degree and a graduate degree in international relations from Seoul National University and a Ph.D. degree in political science from Hanyang University.

Hae-Bang Chung was elected as our outside director in March 2010. He is currently a professor at Konkuk University School of Law. Mr. Chung holds a bachelor’s degree and a graduate degree in law from Seoul National University and a graduate degree in economics from Vanderbilt University.

Chan-Jin Lee was elected as our outside director in March 2010. He is currently the chief executive officer of DreamWiz Inc. and was formerly the chief executive officer of Hancom Inc. Mr. Lee holds a bachelor’s degree in mechanical engineering from Seoul National University.

For the purposes of the Korean Commercial Code, our Chief Executive Officer is deemed to be the “representative director” who is authorized to perform all judicial and extra-judicial acts relating to our business. Our shareholders elect the Chief Executive Officer in accordance with the provisions of the Commercial Code and our articles of incorporation. A candidate for Chief Executive Officer is nominated by a committee formed for that purpose. The Chief Executive Officer Candidate Nominating Committee consists of:

•	all of our outside directors; and

•	one non-independent director who is not a candidate.

Under our articles of incorporation, the Chief Executive Officer Candidate Nominating Committee must submit a draft management contract between the company and the candidate covering the management objectives of the company to the shareholders’ meeting at the time of nomination of the candidate to the meeting. When the draft management contract has been approved at the shareholders’ meeting, the company enters into such management contract with the Chief Executive Officer. In such case, the chairman of the Chief Executive Officer Candidate Nominating Committee, on behalf of the company, signs the management contract.

The board of directors may conduct performance review discussions to determine if the new Chief Executive Officer performed his or her duties under the management contract, or hire a professional evaluation agency for such purpose. If the board of directors determines, based on the results of the performance review, that the new Chief Executive Officer has failed to achieve the management goals, it may propose to dismiss the Chief Executive Officer at a shareholders’ meeting.

Senior Management

Our executive officers consist of President, Senior Executive Vice President, Executive Vice Presidents and Senior Vice Presidents. The executive officers other than the non-independent directors are appointed by the Chief Executive Officer and may serve up to three years.

The current executive officers are as follows:

Name (1)	Title and Responsibilities	Current Position Held Since	Years with the Company	Date of Birth
Ho-Ick Suk	Vice Chairman, Corporate Relations Group	June 2009	1	November 27, 1952
Seong-Bok Jeong	President, Legal & Ethics Office	January 2009	1	December 7, 1954
Doo-Whan Choi	President, Service Design Group	December 2006	3	January 10, 1954
Sam-Soo Pyo	President, IT Planning Office	March 2009	1	December 12, 1953
Hyun-Myung Pyo	President, Personal Customer Group	January 2010	3	October 21, 1958
Sang-Hoon Lee	President, Enterprise Customer Group	January 2009	19	January 24, 1955
Yu-Yeol Seo	President, Home Customer Group	January 2010	32	September 9, 1956
Il-Young Kim	Senior Executive Vice President, Corporate Center	January 2010	1	September 8, 1956
Sung-Man Kim	Senior Executive Vice President, Network Group	January 2009	27	October 3, 1956
Young-Whan Kim	Senior Executive Vice President, Corporate Relations Office	January 2009	27	February 13, 1958
Han-Suk Kim	Senior Executive Vice President, Global Business Unit	January 2010	20	February 23, 1956
Gyoo-Taek Nam	Executive Vice President, Corporate Center Brand Strategy CFT	March 2009	24	February 6, 1961
Yeon-Hak Kim	Executive Vice President, Value Management Office	June 2009	23	May 17, 1962
Hyun-Mi Yang	Executive Vice President, Personal Customer Strategy Business Unit	June 2009	1	December 4, 1963
Young-Hee Song	Executive Vice President, Home Customer Strategy Business Unit	June 2009	1	March 12, 1961
Young-Hee Lee	Executive Vice President, Enterprise Customer Strategy Business Unit	January 2010	29	August 7, 1957
Deok-Rae Lim	Executive Vice President, Public Customer Business Unit	January 2010	29	March 20, 1955
Sang-Hong Lee	Executive Vice President, Technology Strategy Office	January 2010	26	April 7, 1955
Tae-Il Park	Executive Vice President, Network Quality Unit	January 2010	32	February 24, 1956
Kyung-Soo Lee	Executive Vice President, Convergence WIBRO Business Unit	January 2009	18	February 5, 1960
Jong-Ryul Seo	Executive Vice President, Media Business Unit	January 2009	1	October 31, 1959
Yong-Taek Cho	Executive Vice President, Corporate Relations Support Office	July 2009	1	September 7, 1954
Gil-Joo Lee	Executive Vice President, Public Relations Office	November 2006	34	September 20, 1955

Name (1)	Title and Responsibilities	Current Position Held Since	Years with the Company	Date of Birth
Tae-Yol Yoo	Executive Vice President, Economics & Management Research Laboratory	January 2009	26	April 4, 1960
Tae-Gyoo Lee	Executive Vice President, Economics & Management Research Laboratory	June 2008	2	March 22, 1964
Sang-Hyo Kim	Executive Vice President, Human Resource Office	May 2010	0	April 1, 1956
In-Sung Jeon	Executive Vice President, Group Shared Service Group	June 2009	30	October 9, 1958
Jeong-Tae Park	Executive Vice President, Purchasing Strategy Office	January 2009	26	December 10, 1959
Hyung-Joon Kim	Senior Vice President, Corporate Center Corporate Planning Department	March 2009	16	November 2, 1963
Sang-Cheon Shim	Senior Vice President, Corporate Center Financial Management Department	January 2009	24	May 19, 1960
Dong-Hyun Han	Senior Vice President, Corporate Center Strategic Investment Department	January 2009	2	June 26, 1967
Hyun-Mo Gu	Senior Vice President, Corporate Center Business Strategy Department	January 2010	23	January 13, 1964
Jung-Sik Suh	Senior Vice President, Cloud Computing Service Business Unit	April 2010	3	August 18, 1969
Tae-Hyo Ahn	Senior Vice President, Mobile R&D Laboratory	January 2010	25	January 24, 1962
Jae-Geun Choi	Senior Vice President, Business Public Relations Department	January 2010	1	November 30, 1961
Sang-Jik Lee	Senior Vice President, Legal Affairs Department	June 2009	1	September 6, 1965
Hun-Mun Lim	Senior Vice President, Home Integrative Marketing Communication Department	January 2010	23	November 15, 1960
Seok-Gyoon Na	Senior Vice President, Personal Customer Business Unit	June 2009	25	October 26, 1958
Bong-Goon Kwak	Senior Vice President, Personal Fast Incubation Center	January 2010	25	March 2, 1960
Dae-San Lee	Senior Vice President, Mobile Network Business Unit	June 2009	23	January 10, 1961
Seong-Mook Oh	Senior Vice President, Metropolitan Mobile Network O&M Center	June 2009	24	August 20, 1960
Jong-Seog Koh	Senior Vice President, R&D	January 2010	21	August 7, 1959
Kyung-Kon Koh	Senior Vice President, Corporate Center Brand Strategy CFT Online Strategy Department	January 2010	1	April 28, 1963
Yoon-Young Park	Senior Vice President, Technology Development Center	January 2010	18	April 18, 1962
Dong-Hoon Han	Senior Vice President, Southern Seoul Marketing Center	January 2010	29	September 12, 1959
Tae-Poong Kang	Senior Vice President, R&D	January 2010	30	January 27, 1955
Kyung-Choon Shin	Senior Vice President, R&D	January 2010	29	March 29, 1955
Kwan-Young Jung	Senior Vice President, Northern Seoul Marketing Center	January 2010	24	May 10, 1961
Ouk-Jung Hwang	Senior Vice President, R&D	January 2010	35	June 29, 1954
In-Kyu Park	Senior Vice President, Daegu Marketing Center	January 2009	25	July 18, 1955
Sang-Choon Kim	Senior Vice President, R&D	January 2010	34	August 9, 1956
Ouk-Young Yoo	Senior Vice President, Gyeongbuk Marketing Center	January 2009	34	June 6, 1956
Yoon-Sik Jung	Senior Vice President, Enterprise Product Strategy Department	May 2009	1	September 30, 1964
Seung-Dong Gye	Senior Vice President, Enterprise Customer Business Unit	January 2009	33	June 6, 1958
Jong-Jin Chae	Senior Vice President, Small & Medium Business Business Unit	January 2009	24	June 25, 1961

Name (1)	Title and Responsibilities	Current Position Held Since	Years with the Company	Date of Birth
Kyung-Seok Park	Senior Vice President, Education Dispatch at Sejong Laboratory	January 2010	24	February 10, 1958
Seok-Joon Park	Senior Vice President, R&D	January 2010	29	February 21, 1958
Kie-You Song	Senior Vice President, R&D	January 2010	20	March 16, 1960
Yoon-Hak Bang	Senior Vice President, R&D	January 2010	26	August 11, 1957
Hyung-Oak Park	Senior Vice President, Southern Seoul Corporate Business Center	January 2010	36	February 20, 1955
Pan-Sik Shin	Senior Vice President, Jeonbuk Corporate Business Center	July 2009	23	February 25, 1959
Byoung-Seon Jeon	Senior Vice President, R&D	January 2010	11	July 3, 1960
Young-Goon Yoo	Senior Vice President, R&D	January 2010	27	February 2, 1956
Kyung-Lim Yoon	Senior Vice President, R&D Reformation TFT	February 2010	4	June 14, 1963
Dong-Myun Lee	Senior Vice President, Enterprise Fast Incubation Business Unit	January 2010	19	October 15, 1962
Sun-Cheol Gweon	Senior Vice President, Corporate Center New Business Strategy Department	January 2010	19	March 1, 1962
Yung-Sig Yoon	Senior Vice President, Gangnam Network O&M Center	January 2009	26	November 20, 1956
Ju-Ouk Uhm	Senior Vice President, Northern Seoul Corporate Business Center	January 2010	25	March 17, 1960
Chan-Kyung Park	Senior Vice President, Gangbuk Network O&M Center	January 2010	4	February 8, 1959
Il-Sung Nam	Senior Vice President, R&D	January 2010	27	January 24, 1955
Ju-Kyo Shim	Senior Vice President, R&D	January 2010	29	September 3, 1959
Sung-Bum Kim	Senior Vice President, Honam Network O&M Center	August 2009	26	December 19, 1956
Young-Lyoul Lee	Senior Vice President, Corporate Center Senior Consultant	March 2010	3	September 17, 1962
Choong-Seop Lee	Senior Vice President, Policy Collaboration Department	January 2010	10	June 3, 1958
Sun-Jong Heo	Senior Vice President, Strategic Purchasing Department	January 2010	4	March 23, 1959
Won-Sik Han	Senior Vice President, Mobile Data Business Unit	January 2010	25	October 26, 1960
Bum-Joon Kim	Senior Vice President, Investor Relations Department	September 2005	5	March 25, 1965
Jung-Won Park	Senior Vice President, Gyeongnam Marketing Center	January 2010	24	July 26, 1959
Jong-Hack Kang	Senior Vice President, Busan Marketing Center	June 2009	24	April 5, 1959
Tae-Geun Kim	Senior Vice President, Network R&D Laboratory	January 2010	27	February 8, 1959
Kuk-Hyun Kang	Senior Vice President, Personal Marketing Strategy Department	January 2010	21	September 8, 1963
Sa-Il Kwon	Senior Vice President, Business Support Office	March 2010	33	January 30, 1957
Young-Mo Kwon	Senior Vice President, Satellite Business Department	January 2010	21	December 1, 1958
Tae-Ki Min	Senior Vice President, Corporate Center Brand Strategy CFT Integrated Image Department	January 2010	22	June 2, 1962
Dae-Soo Park	Senior Vice President, Daejeon Corporate Business Center	January 2010	21	October 28, 1963
Young-Sik Park	Senior Vice President, Southern Gyeonggi Corporate Business Center	January 2010	32	April 9, 1957
Yong-Hwa Park	Senior Vice President, Home Channel Business Unit	January 2010	27	June 7, 1958
Jin-Sik Park	Senior Vice President, U-City Department	January 2010	24	August 5, 1959

Name (1)	Title and Responsibilities	Current Position Held Since	Years with the Company	Date of Birth
Hyung-Chul Park	Senior Vice President, Jeonnam Corporate Business Center	January 2010	24	February 2, 1962
Seong-Hoon Shim	Senior Vice President, Secretarial Office	January 2010	22	January 13, 1964
Ki-Hun Yoo	Senior Vice President, Northern Gyeonggi Marketing Center	January 2010	27	January 1, 1957
Chang-Young Yoon	Senior Vice President, Southern Gyeonggi Marketing Center	January 2010	24	February 24, 1957
Gang-Geun Lee	Senior Vice President, Gangwon Corporate Business Center	January 2010	21	May 10, 1961
Sung-Jin Lee	Senior Vice President, Financial Accounting Department	January 2009	14	December 2, 1958
Jong-Ok Lee	Senior Vice President, Jungbu Network O&M Center	January 2010	27	June 3, 1960
Hong-Bum Jun	Senior Vice President, Smart Green Development Department	January 2010	19	October 3, 1962
Doo-Soo Jung	Senior Vice President, Incheon Marketing Center	January 2010	32	August 22, 1959
Jun-Soo Jung	Senior Vice President, Education Dispatch at Korea National Defense University	January 2010	18	November 2, 1962
Han-Wook Jung	Senior Vice President, Central R&D Laboratory	January 2010	24	July 17, 1960
Hwa-Joon Cho	Senior Vice President, Finance Department	January 2010	16	February 24, 1957
Sang-Wook Kim	Senior Vice President, Global Investment Department	May 2010	0	February 14, 1965
Myung-Bum Pyun	Senior Vice President, Metropolitan Mobile Marketing Center	January 2010	13	June 19, 1960

(1)	All of our executive officers beneficially own less than one percent of the issued shares of KT Corporation in the aggregate.

Item 6.B.  Compensation

Compensation of Directors and Executive Officers

In 2009, the total amount of salaries, bonuses (including long-term performance-based incentives for non-independent directors) and allowances paid and accrued to all non-independent directors and executive officers of KT Corporation for services in all capacities was approximately (Won)18.9 billion. The aggregate amount accrued by us to provide retirement benefits to such persons was (Won)1.1 billion in 2009. Starting in 2009, we no longer pay long-term performance-based incentives to our outside directors.

The chairman of the Chief Executive Officer Candidate Nominating Committee enters into an employment agreement on our behalf with our Chief Executive Officer. The employment agreement sets certain management targets to be achieved by the Chief Executive Officer, including a target for the amount of “EBITDA” to be achieved in each year. EBITDA is defined as earnings before interest, tax, depreciation and amortization. Failure to achieve certain thresholds below the targets will allow the board of directors to take actions with respect to the Chief Executive Officer’s employment, including proposing to the shareholders’ meeting an early termination of his employment. In addition, the head of each of our functional departments, the president of each of our subsidiaries and the heads of each regional head office have entered into employment agreements with the Chief Executive Officer that provide for similar management targets to be achieved by each of our departments, subsidiaries and regional head offices.

Item 6.C.  Board Practices

As of December 31, 2009, none of our non-independent or outside directors maintained directors’ service contracts with us or with any of our subsidiaries providing for benefits upon termination of employment.

Outside Director Candidate Nominating Committee

The Outside Director Candidate Nominating Committee consists of one non-independent director and all of our outside directors, other than for election of an outside director resulting from the expiration of the term of the office, in which case such outside director whose term is expiring may not be a member of the committee. The committee’s duties include reviewing the qualifications of potential candidates and proposing nominees to serve as outside directors on our board of directors. The committee members’ terms expire immediately after the adjournment of the shareholders’ meeting where the outside directors are elected.

Evaluation and Compensation Committee

The Evaluation and Compensation Committee is currently comprised of four outside directors, Jeung-Soo Huh, Choon-Ho Lee, Jong-Hwan Song and Chan-Jin Lee. The chairman is Jeung-Soo Huh. The committee’s duties include prior review of the Chief Executive Officer’s management goals, terms and conditions proposed for inclusion in the employment contract of the Chief Executive Officer, including, but not limited to, determining whether the Chief Executive Officer has achieved the management goals, and the determination of compensation of the Chief Executive Officer and the non-independent directors. The committee members are elected by the board after the closing of the annual meeting, and the term of the committee members is for one year.

Executive Committee

The Executive Committee is currently comprised of all of the non-independent directors. The chairman is Suk-Chae Lee. The committee’s duties include the establishment and management of branch offices, the acquisition and disposal of real estate having market value between (Won)15 billion to (Won)30 billion, making investments and providing guarantees up to (Won)30 billion, the disposal and sale of stocks of our subsidiaries, which stocks have a market value of between (Won)15 billion and (Won)30 billion, provided that no change of control with respect to such subsidiary occurs as a result of such disposal or sale, the authorization of charitable contributions between (Won)100 million to (Won)1 billion and the issuance of certain debt securities.

Related-Party Transactions Committee

The Related-Party Transactions Committee is currently comprised of four outside directors, Jeong-Suk Koh, Joon Park, Jong-Hwan Song and Hae-Bang Chung. The chairman is Jeong-Suk Koh. This committee reviews transactions between KT Corporation and its subsidiaries and ensures compliance with applicable antitrust laws. The committee members are elected by the board after the annual meeting, and the term of the committee members is for one year.

Audit Committee

Under the Commercial Code of Korea, we are required to establish an audit committee comprised of three or more outside directors comprised of at least two-thirds of the audit committee members. Audit Committee members must also meet the applicable independence criteria set forth under the rules and regulations of the Sarbanes-Oxley Act of 2002. The committee is currently comprised of Joon Park, Jeong-Suk Koh, E. Han Kim and Hae-Bang Chung. The chairman is Joon Park. Members of the committee are elected by our shareholders at the shareholders’ meeting. Our internal and external auditors report directly to the committee.

•	The duties of the committee include:

•	appointing independent auditors;

•	evaluating performance of independent auditors;

•	approving services to be provided by the independent auditors;

•	reviewing annual financial statements;

•	reviewing audit results and reports;

•	reviewing and evaluating our system of internal controls and policies; and

•	examining improprieties or suspected improprieties.

In addition, in connection with the shareholders’ meeting, the committee examines the agenda for, and financial statement and other reports to be submitted by the board of directors, at each shareholders’ meeting.

Corporate Governance Committee

The Corporate Governance Committee is comprised of four outside directors and one standing director, Choon-Ho Lee, E. Han Kim, Jeung-soo Huh, Chan-Jin Lee and Hyun-Myung Pyo. The chairman is Choon-Ho Lee. The committee is responsible for the review of matters with respect to our Corporate Governance Guidelines and our performance under such guidelines to monitor effectiveness of our corporate governance.

Item 6.D.  Employees

On a non-consolidated basis, we had 30,841 employees as of December 31, 2009, compared to 35,063 employees as of December 31, 2008 and 36,913 employees as of December 31, 2007. Prior to the merger with KT Corporation, KTF had 2,560 employees as of December 31,2008, compared to 2,521 employees as of December 31, 2007.

The Voluntary Early Retirement Plans

We sponsor a voluntary early retirement plan where we provide additional financial incentives for our employees to retire early, as part of our efforts to improve operational efficiencies. In 2007 and 2008, 510 employees and 1,141 employees retired under KT Corporation’s voluntary early retirement plan, respectively.

In 2009, we had a voluntary early retirement plan where we received applications from employees who had been employed by us for more than 20 years. In addition, we held a special voluntary early retirement program in the fourth quarter of 2009 where we received applications for voluntary early retirement from employees who had been employed by us for more than 15 years and provided them with additional financial incentives to retire early. In aggregate, 6,515 employees retired in 2009 under the voluntary early retirement plan and the special voluntary early retirement program.

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

As of December 31, 2009, about 79.7% of all employees of KT Corporation were members of the KT Trade Union. On behalf of its members, the Union negotiates with us a collective bargaining agreement every two years, and our current collective bargaining agreement expires on May 25, 2011. The Union also negotiates with us an annual agreement on wages on behalf of its members. Under the Act of the Promotion of Worker’s Participation and Cooperation, our Employee-Employer Cooperation Committees, which are composed of representatives of management and labor for each business unit and regional office, meet quarterly to discuss employee grievances, working conditions and potential employee-initiated improvements in service or management.

Employee Stock Ownership and Benefits

We have an employee stock ownership association, which may purchase on behalf of its members up to 20.0% of any of our shares offered publicly in Korea. The employee stock ownership association owned 2.91% of our issued shares as of December 31, 2009.

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

Employee Training

The objective of our training program is to develop information and technology specialists who are able to create value for our customers. In order to develop skills of our employees, we require 100 hours of training per year from most of our employees, using individually-tailored curriculums based on individual assessments. We also operate Cyber Academy to provide online classes to our employees, as well as offer various foreign language classes to our employees. In addition, we provide tuition and living expense reimbursements to our high potential individuals who pursue graduate programs in Korea and abroad, as well as provide financial assistance to those who pursue work-related professional licenses or participate in after-work study programs.

Item 6.E.  Share Ownership

Common Stock

The persons who are currently our directors held, as a group, 28,073 common shares as of May 31, 2010, the most recent date for which this information is available. The table below shows the ownership of our common shares by directors

Shareholders	Number of Common Shares Owned
Suk-Chae Lee	16,244
Sang-Hoon Lee	9,316
Hyun-Myung Pyo	2,513
E. Han Kim	—
Jeong-Suk Koh	—
Joon Park	—
Choon-Ho Lee	—
Jeung-Soo Huh	—
Jong-Hwan Song	—
Hae-Bang Chung	—
Chan-Jin Lee	—

Stock Options

We have not granted any stock options to our current directors and executive officers.

Item 7.  Major Shareholders and Related Party Transactions

Item 7.A.  Major Shareholders

The following table sets forth certain information relating to the shareholders of our common stock as of December 31, 2009:

Shareholders	Number of Shares	Percent of Total Shares Issued
National Pension Corporation	22,084,320	8.46%
NTT DOCOMO Inc.	14,257,813	5.46%
Employee stock ownership association	7,605,163	2.91%
Directors as a group	5,489	0.00%
Public	199,243,683	76.31%
KT Corporation (held in the form of treasury stock) (1)	17,915,340	6.86%

Total issued shares	261,111,808	100%

(1)	Includes shares of treasury stock owned by our treasury stock fund.

Item 7.B.  Related Party Transactions

We have issued guarantees of (Won)113 billion and $31 million as of December 31, 2007, (Won)10 billion as of December 31, 2008 and (Won)10 billion as of December 31, 2009 in favor of our consolidated subsidiaries. We have also engaged in various transactions with our subsidiaries and affiliated companies. See Note 18 to the Consolidated Financial Statements.

Item 7.C.  Interests of Experts and Counsel

Not applicable.

Item 8.  Financial Information

Item 8.A.  Consolidated Statements and Other Financial Information

See “Item 18—Financial Statements” and pages F-1 through F-114.

Legal Proceedings

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

Year	Annual Dividend per Common Stock	Interim Dividend per Common Stock	Average Total Dividend per Common Stock
	(In Won)	(In Won)	(In Won)
2005	2,000	1,000	3,000
2006	2,000	—	2,000
2007	2,000	—	2,000
2008	1,120	—	1,120
2009	2,000	—	2,000

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

Item 9.  The Offer and Listing

Item 9.A.  Offer and Listing Details

Market Price Information

Common Stock

Our shares were listed on the KRX KOSPI Market on December 23, 1998. The price of the shares on the KRX KOSPI Market as of the close of trading on June 28, 2010 was (Won)45,300 per share. The table below shows the high and low closing prices and the average daily volume of trading activity on the KRX KOSPI Market for the shares.

	Price		Average Daily Trading Volume
	High	Low
	(In Won)		(Number of shares)
2005	45,150	37,600	539,707
2006	49,350	37,600	539,707
2007	56,100	40,150	917,274
2008	52,200	29,500	1,019,430
First quarter	52,200	44,750	942,445
Second quarter	50,400	43,800	818,889
Third quarter	47,100	40,200	1,082,102
Fourth quarter	41,550	29,500	1,221,297
2009	42,000	33,100	1,019,430
First quarter	42,000	35,800	1,275,616
Second quarter	39,000	33,100	1,710,969
Third quarter	41,050	36,650	1,474,310
Fourth quarter	41,450	38,500	1,015,789
2010 (through June 28)	50,600	39,150	1,608,535
First quarter	50,600	39,150	1,838,430
January	50,600	39,150	2,408,449
February	49,600	43,750	1,704,364
March	48,100	43,500	1,436,015
Second quarter (through June 28)	49,350	44,650	1,374,809
April	49,050	45,300	1,466,828
May	49,350	44,650	1,278,199
June (through June 28)	49,000	45,300	1,364,872

Source:	KRX KOSPI Market.

ADSs

The outstanding ADSs, each of which represents one-half of one share of our common stock, have been traded on the New York Stock Exchange and the London Stock Exchange since May 25, 1999.

The price of the ADSs on the New York Stock Exchange as of the close of trading on June 28, 2010 was $19.24 per ADS. The table below shows the high and low trading prices and the average daily volume of trading activity on the New York Stock Exchange for our ADSs since January 2004.

	Price		Average Daily Trading Volume
	High	Low
	(In US$)		(Number of ADSs)
2005	23.21	19.75	457,082
2006	26.66	20.11	562,859
2007	29.22	21.51	592,205
2008	27.10	10.10	819,767
First quarter	27.10	23.35	824,931
Second quarter	25.35	21.20	561,939
Third quarter	23.03	16.79	765,989
Fourth quarter	17.18	10.10	1,126,453
2009	17.64	11.42	819,767
First quarter	15.74	11.42	973,548
Second quarter	15.09	13.14	704,511
Third quarter	17.38	14.18	390,295
Fourth quarter	17.64	16.05	489,908
2010 (through June 28)	22.62	17.12	727,684
First quarter	21.43	17.12	718.461
January	21.43	17.12	856,605
February	21.25	18.81	884,126
March	20.94	19.08	467,487
Second quarter (through June 28)	22.62	18.61	736,908
April	22.60	20.11	490,214
May	22.62	18.61	962,950
June (through June 28)	20.49	18.84	769,895

Source:	New York Stock Exchange.

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

					Period Average
Year	Opening	High	Low	Closing	Dividend Yield (1) (2) (Percent)	Price Earnings Ratio (2) (3)
1985	139.53	163.37	131.40	163.37	5.3	5.2
1986	161.40	279.67	153.85	272.61	4.3	7.6
1987	264.82	525.11	264.82	525.11	2.6	10.9
1988	532.04	922.56	527.89	907.20	2.4	11.2
1989	919.61	1,007.77	844.75	909.72	2.0	13.9
1990	908.59	928.82	566.27	696.11	2.2	12.8
1991	679.75	763.10	586.51	610.92	2.6	11.2
1992	624.23	691.48	459.07	678.44	2.2	10.9
1993	697.41	874.10	605.93	866.18	1.6	12.7
1994	879.32	1,138.75	855.37	1,027.37	1.2	16.2
1995	1,027.45	1,016.77	847.09	882.94	1.2	16.4
1996	882.29	986.84	651.22	651.22	1.3	17.8
1997	647.67	792.29	350.68	376.31	1.5	17.0
1998	374.41	579.86	280.00	562.46	1.9	10.8
1999	565.10	1,028.07	498.42	1,028.07	1.1	13.5
2000	1,028.33	1,059.04	500.60	504.62	2.1	12.9
2001	503.31	704.50	468.76	693.70	1.7	16.4
2002	698.00	937.61	584.04	627.55	1.6	15.2
2003	633.03	822.16	515.24	810.71	2.0	11.8
2004	821.26	936.06	719.59	895.92	2.0	13.8
2005	896.00	1,379.37	870.84	1,379.37	1.8	10.6
2006	1,383.32	1,464.70	1,203.86	1,434.46	1.6	11.1
2007	1,438.89	2,064.85	1,355.79	1,897.13	1.4	15.8
2008	1,891.45	1,888.88	938.75	1,124.47	2.6	8.9
2009	1,132.87	1,718.88	1,018.81	1,682.77	1.6	22.9
2010 (through June 28)	1,681.71	1,752.20	1,552.79	1,732.03	1.2	19.9

Source:	The KRX KOSPI Market

(1)	Dividend yields are based on daily figures. Dividend yields after January 3, 1984 include cash dividends only.

(2)	Starting in April 2000, dividend yield and price earnings ratio are calculated based on KOSPI 200, an index of 200 equity securities listed on the KRX KOSPI Market. Starting in April 2000, KOSPI 200 excludes classified companies, companies which did not submit annual reports to the KRX KOSPI Market, and companies which received qualified opinion from external auditors.

(3)	The price earnings ratio is based on figures for companies that record a profit in the preceding year.

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

The number of companies listed on the KRX KOSPI Market, the corresponding total market capitalization at the end of the periods indicated and the average daily trading volume for those periods are set forth in the following table:

	Market Capitalization on the Last Day of Each Period			Average Daily Trading Volume, Value
Year	Number of Listed Companies	(Billions of Won)	(Millions of Dollars) (1)	Thousands of Shares	(Millions of Won)	(Thousands of Dollars) (1)
1985	342	6,570	7,381	18,925	12,315	13,834
1986	355	11,994	13,924	31,755	32,870	38,159
1987	389	26,172	33,033	20,353	70,185	88,583
1988	502	64,544	94,348	10,367	198,364	289,963
1989	626	95,477	140,490	11,757	280,967	414,430
1990	669	79,020	110,301	10,866	183,692	256,411
1991	686	73,118	96,107	14,022	214,263	281,629
1992	688	84,712	107,448	24,028	308,246	390,977
1993	693	112,665	139,420	35,130	574,048	710,367
1994	699	151,217	191,730	36,862	776,257	984,223
1995	721	141,151	182,201	26,130	487,762	629,613
1996	760	117,370	139,031	26,571	486,834	575,680
1997	776	70,989	50,162	41,525	555,759	392,707
1998	748	137,799	114,091	97,716	660,429	546,803
1999	725	349,504	305,137	278,551	3,481,620	3,039,655

	Market Capitalization on the Last Day of Each Period			Average Daily Trading Volume, Value
Year	Number of Listed Companies	(Billions of Won)	(Millions of Dollars) (1)	Thousands of Shares	(Millions of Won)	(Thousands of Dollars) (1)
2000	704	188,042	149,275	306,163	2,602,211	2,065,739
2001	689	253,843	191,421	473,241	1,997,420	1,506,237
2002	683	258,681	215,496	857,245	3,041,598	2,533,815
2003	684	355,363	296,679	542,010	2,216,636	1,850,589
2004	683	412,588	395,275	372,895	2,232,109	2,138,445
2005	702	655,075	646,668	467,629	3,157,662	3,117,139
2006	731	704,588	757,948	279,096	3,435,180	3,695,332
2007	746	951,887	1,014,589	363,732	5,539,588	5,904,485
2008	765	576,888	458,757	355,205	5,189,644	4,126,953
2009	770	887,316	759,949	483,902	5,783,552	4,953,367
2010 (through June 28)	771	896,113	1,079,547	403,918	5,251,368	6,326,323

Source:	The KRX KOSPI Market

(1)	Converted at the Concentration Base Rate of The Bank of Korea or the Market Average Exchange Rate as announced by Seoul Money Brokerage Services Limited, as the case may be, at the end of the periods indicated.

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

As the cash deposited with a securities company is regarded as belonging to the securities company, which is liable to return the same at the request of its customer, the customer cannot take back deposited cash from the securities company if a bankruptcy or reorganization procedure is instituted against the securities company and, therefore, can suffer from loss or damage as a result. However, the Depositor Protection Act provides that Korea Deposit Insurance Corporation will, upon the request of the investors, pay investors up to (Won)50 million in case of the securities company’s bankruptcy, liquidation, cancellation of securities business license or other insolvency events. Pursuant to the Financial Investment Services and Capital Markets Act, securities companies are required to deposit the cash received from its customers to the extent the amount not covered by the insurance with the Korea Securities Finance Corporation, a special entity established pursuant to the Securities and Exchange Act

Set-off or attachment of cash deposits by securities companies is prohibited. The premiums related to this insurance are paid by securities companies.

Item 9.D.  Selling Shareholders

Not applicable.

Item 9.E.  Dilution

Not applicable.

Item 9.F.  Expenses of the Issuer

Not applicable.

Item 10.  Additional Information

Item 10.A.  Share Capital

Currently, our authorized share capital is 1,000,000,000 shares, which consists of shares of common stock, par value (Won)5,000 per share (“Common Shares”) and shares of non-voting preferred stock, par value (Won)5,000 per share (“Non-Voting Shares”). Common Shares and Non-Voting Shares together are referred to as “Shares.” Under our articles of incorporation, we are authorized to issue Non-Voting Shares up to one-fourth of our total issued capital stock. As of December 31, 2009, 261,111,808 Common Shares were issued, of which 17,915,340 shares were held by the treasury stock fund or us as treasury shares. We have never issued any Non-Voting Shares. All of the issued Common Shares are fully-paid and non-assessable and are in registered form. We issue share certificates in denominations of 1, 5, 10, 50, 100, 500, 1,000 and 10,000 shares.

Item 10.B.  Memorandum and Articles of Association

This section provides information relating to our capital stock, including brief summaries of material provisions of our articles of incorporation, the Financial Investment Services and Capital Markets Act, the Commercial Code and related laws of Korea, all as currently in effect. The following summaries are subject to, and are qualified in their entirety by reference to, our articles of incorporation and the applicable provisions of the Financial Investment Services and Capital Markets Act and the Commercial Code. We have filed a copy of our articles of incorporation as an exhibit to registration statements under the Securities Act or the Securities Exchange Act previously filed by us.

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

In addition, we may issue convertible bonds or bonds with warrants, each up to an aggregate principal amount of (Won)2,000 billion, to persons other than existing shareholders in the situations described above.

Members of our employee stock ownership association, whether or not they are our shareholders, generally have a preemptive right to subscribe for up to 20.0% of the Shares publicly offered pursuant to the Financial Investment Services and Capital Markets Act. This right is exercisable only to the extent that the total number of Shares so acquired and held by members of our employee stock ownership association does not then exceed 20.0% of the total number of Shares then issued (including in such total both: (i) all issued and outstanding Shares at the time the preemptive rights are exercised; and (ii) all Shares to be newly issued in the applicable share issuance transaction in connection with which such preemptive rights are exercised). As of December 31, 2009, 2.91% of the issued Shares were held by members of our employee stock ownership association.

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

As of December 31, 2009, there were 17,915,340 treasury shares including shares held by our treasury stock fund.

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

Under Korean law, holders of shares of KT Corporation or KTF common stock who opposed the merger were entitled to exercise their appraisal rights to purchase their shares, which were set at (Won)38,535 for each share of KT Corporation common stock properly submitted to KT Corporation for appraisal and (Won)29,284 for each share of KTF common stock properly submitted to KTF for appraisal.

KT Corporation delivered 700,108 shares of its newly issued common stock (par value (Won)5,000) and 45,629,480 shares of its treasury shares (par value (Won)5,000) to KTF stockholders listed on the stockholder registry of KTF as of the date of the merger. See “Item 5. Operating and Financial Review and Prospects—Item 5.A. Operating Result—Overview—Merger of KTF into KT Corporation.”

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

•	over-the-counter transactions between foreigners of a class of shares for which the ceiling on aggregate acquisition by foreigners, as explained below, has been reached or exceeded;

•	shares acquired by direct investment as defined in the Foreign Investment Promotion Law;

•	disposal of shares pursuant to the exercise of appraisal rights of dissenting shareholders;

•	disposal of shares in connection with a tender offer;

•	acquisition of shares by a foreign depositary in connection with the issuance of depositary receipts;

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

Securities Transaction Tax

If you transfer shares of common stock on the KRX KOSPI Market, you will be subject to the securities transaction tax at a rate of 0.15% and an agriculture and fishery special tax at a rate of 0.15%, calculated based on the sales price of the shares. If you transfer shares of common stock and your transfer is not made on the KRX KOSPI Market you will generally be subject to the securities transaction tax at a rate of 0.5% and will generally not be subject to the agriculture and fishery special tax.

With respect to transfers of ADSs, a tax ruling recently issued in 2004 by the Korean tax authority appears to hold that depositary receipts (such as the ADSs) constitute share certificates subject to the securities transaction tax. In May 2007, the Seoul Administrative Court held that depositary receipts do not constitute share certificates subject to the securities transaction tax. In 2008, the case was upheld by the Seoul High Court and was further upheld by the Supreme Court. However, as the Supreme Court dismissed the tax authorities’ appeal without ruling on the substantive law issue, it is not clear if the Supreme Court’s decision for this case will serve as the Supreme Court’s precedent on this issue. Even if depositary receipts (such as the ADSs) constitute share certificates subject to the securities transaction tax under the Securities Transaction Tax Law, sale price of ADSs from a transfer of depositary receipts listed on the New York Stock Exchange, the Nasdaq National Market or other qualified foreign exchanges are exempt from the securities transaction tax.

United States Federal Income Taxation

This summary describes the material U.S. federal income tax consequences to you, if you are a U.S. holder (as defined below), of owning our shares of common stock or ADSs. This summary applies to you only if you hold shares of common stock or ADSs as capital assets for tax purposes. This summary does not apply to you if you are a member of a class of holders subject to special rules, such as:

•	a dealer in securities or currencies;

•	a trader in securities that elects to use a mark-to-market method of accounting for your securities holdings;

•	a bank;

•	an insurance company;

•	a tax-exempt organization;

•	a person that holds shares of common stock or ADSs that are a hedge or that are hedged against interest rate or currency risks;

•	a person that holds shares of common stock or ADSs as part of a straddle or conversion transaction for tax purposes;

•	a person whose functional currency for tax purposes is not the U.S. dollar; or

•	a person that owns or is deemed to own 10% or more of any class of our stock.

This summary is based on laws, treaties and regulatory interpretations in effect on the date hereof, all of which are subject to change, possibly on a retroactive basis.

Please consult your own tax advisers concerning the U.S. federal, state, local and other national tax consequences of purchasing, owning and disposing of shares of common stock or ADSs in your particular circumstances.

For purposes of this summary, you are a “U.S. holder” if you are a beneficial owner of shares of common stock or ADSs and are:

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

Dividends

The gross amount of cash dividends that you receive (prior to deduction of Korean taxes) generally will be subject to U.S. federal income taxation as foreign source dividend income. Dividends paid in Won will be included in your income in a U.S. dollar amount calculated by reference to the exchange rate in effect on the date of your (or, in the case of ADSs, the depositary’s) receipt of the dividend, regardless of whether the payment is in fact converted into U.S. dollars. If such a dividend is converted into U.S. dollars on the date of receipt, you generally should not be required to recognize foreign currency gain or loss in respect of the dividend income. U.S. holders should consult their own tax advisers regarding the treatment of any foreign currency gain or loss on any Won received by U.S. holders that are converted into U.S. dollars on a date subsequent to receipt.

Subject to certain exceptions for short-term and hedged positions, the U.S. dollar amount of dividends received by an individual prior to January 1, 2011 with respect to the ADSs and common stock will be subject to taxation at a maximum rate of 15% if the dividends are “qualified dividends.” Dividends paid on the ADSs and common stock will be treated as qualified dividends if (i) we are eligible for the benefits of a comprehensive income tax treaty with the United States that the Internal Revenue Service has approved for the purposes of the qualified dividend rules and (ii) we were not, in the year prior to the year in which the dividend was paid, and are not, in the year in which the dividend is paid, a passive foreign investment company (“PFIC”). The income tax treaty between Korea and the United States (the “Treaty”) has been approved for the purposes of the qualified dividend rules. Based on our audited financial statements and relevant market and shareholder data, we do not anticipate being classified as a PFIC. You should consult your own tax advisers regarding the availability of the reduced dividend tax rate in light of your own particular circumstances.

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

Foreign Tax Credit Considerations

You should consult your own tax advisers to determine whether you are subject to any special rules that limit your ability to make effective use of foreign tax credits, including the possible adverse impact of failing to take advantage of benefits under the income tax treaty between the United States and Korea. If no such rules apply, you generally may claim a credit, up to any applicable reduced rates provided under the Treaty, against your U.S. federal income tax liability for Korean taxes withheld from dividends on shares of common stock or ADSs, so long as you have owned the shares of common stock or ADSs (and not entered into certain kinds of hedging transactions) for at least a 16-day period that includes the ex-dividend date. Instead of claiming a credit, you may generally elect to deduct such Korean taxes in computing your taxable income provided that you do not elect to claim a foreign tax credit for any foreign income taxes paid or accrued for the relevant tax year. Foreign tax credits will not be allowed for withholding taxes imposed in respect of certain hedged positions in securities and may not be allowed in respect of arrangements in which your expected economic profit is insubstantial. You may not be able to use the foreign tax credit associated with any Korean withholding tax imposed on a distribution of additional shares that is not subject to U.S. tax unless you can use the credit against United States tax due on other foreign-source income.

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

For details of the assets and liabilities recorded relating to our derivative contracts outstanding as of December 31, 2008 and 2009, see Note 33 to the Consolidated Financial Statements. We recognized a valuation gain of (Won)651 billion and a valuation loss of (Won)17 billion in 2008 and a valuation gain of (Won)21 billion and a valuation loss of (Won)191 billion in 2009.

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

In 2008 and 2009, we entered into various currency-related derivative contracts with various financial institutions, including the following:

Transaction Type	Financial Institution	Description
Interest rate contracts	Merrill Lynch and others	Exchange fixed interest rate payments for variable interest rate payments for a specified period

Currency swap contracts	Merrill Lynch and others	Exchange foreign currency cash flow for local currency cash flow for a specified period

Combined interest rate currency swap contracts	Merrill Lynch and others	Exchange foreign currency-denominated fixed or variable interest rate payments for local currency-denominated variable or fixed interest rate payments

Currency forward contracts	Kookmin Bank and others	Exchange a specified currency at an agreed exchange rate at a specified date

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

The following table summarizes the carrying amounts, fair values, principal cash flows by maturity date and weighted average interest rates of our short-term and long-term liabilities as of December 31, 2009 which are sensitive to exchange rates and/or interest rates. The information is presented in Won, which is our reporting currency.

	Maturities
	2010	2011	2012	2013	2014	Thereafter	December 31, 2009
							Total	Fair Value
	(In Won millions except rates)
Local currency:

Fixed rate	1,507,346	1,567,953	1,010,767	730,767	840,767	557,063	6,214,663	6,221,613
Average weighted rate (1)	7.10%	5.99%	5.18%	5.96%	5.22%	5.29%	5.96%	—
Variable rate	109,384	64,447	7,488	3,770	1,429	—	186,518	183,627
Average weighted rate (1)	5.89%	5.67%	4.77%	4.77%	4.77%	0.00%	5.74%	—

Sub-total	1,616,730	1,632,400	1,018,255	734,537	842,196	557,063	6,401,181	6,405,240

Foreign currency:

Fixed rate	—	—	233,520	—	700,560	817,320	1,751,400	1,797,309
Average weighted rate (1)	0.00%	0.00%	5.13%	0.00%	5.88%	5.39%	5.55%	—
Variable rate	73,610	663,171	135,909	237,256	—	—	1,109,946	1,020,888
Average weighted rate (1)	2.18%	1.69%	1.85%	1.75%	0.00%	0.00%	1.75%	—

Subtotal	73,610	663,171	369,429	237,256	700,560	817,320	2,861,346	2,818,197

Total	1,690,340	2,295,571	1,387,684	971,793	1,542,756	1,374,383	9,262,527	9,223,437

(1)	Weighted average rates of the portfolio at the period end.

Item 12.  Description of Securities Other than Equity Securities

Item 12.A.  Debt Securities

Not applicable.

Item 12.B.  Warrants and Rights

Not applicable.

Item 12.C.  Other Securities

Not applicable.

Item 12.D.  American Depositary Shares

Fees and Charges

Under the terms of the deposit agreement, holders of our ADSs are required to pay the following service fees to the depositary:

Services	Fees

Issuance of ADSs upon deposit of shares	Up to $0.05 per ADS issued

Delivery of deposited shares against surrender of ADSs	Up to $0.05 per ADS surrendered

Distribution delivery of ADSs pursuant to sale or exercise of rights	Up to $0.02 per ADS held

Distributions of dividends	Up to $0.02 per ADS held

Distribution of securities other than ADSs	Up to $0.02 per ADS held

Other corporate action involving distributions to shareholders	Up to $0.02 per ADS held

Holders of our ADSs are also responsible for paying certain fees and expenses incurred by the depositary and certain taxes and governmental charges such as:

•	fees for the transfer and registration of shares charged by the registrar and transfer agent for the shares in Korea (i.e., upon deposit and withdrawal of shares);

•	expenses incurred for converting foreign currency into U.S. dollars;

•	expenses for cable, telex and fax transmissions and for delivery of securities;

•	taxes and duties upon the transfer of securities (i.e., when shares are deposited or withdrawn from deposit); and

•	fees and expenses incurred in connection with the delivery or servicing of shares on deposit.

Depositary fees payable upon the issuance and surrender of ADSs are typically paid to the depositary by the brokers (on behalf of their clients) receiving the newly issued ADSs from the depositary and by the brokers (on behalf of their clients) delivering the ADSs to the depositary for surrender. The brokers in turn charge these fees to their clients. Depositary fees payable in connection with distributions of cash or securities to ADS holders and the depositary services fee are charged by the depositary to the holders of record of ADSs as of the applicable ADS record date.

The depositary fees payable for cash distributions are generally deducted from the cash being distributed. In the case of distributions other than cash (i.e., stock dividend, rights), the depositary charges the applicable fee to the ADS record date holders concurrent with the distribution. In the case of ADSs registered in the name of the investor (whether certificated or uncertificated in direct registration), the depositary sends invoices to the applicable record date ADS holders. In the case of

ADSs held in brokerage and custodian accounts (via the Depository Trust Company, or DTC), the depositary generally collects its fees through the systems provided by DTC (whose nominee is the registered holder of the ADSs held in DTC) from the brokers and custodians holding ADSs in their DTC accounts. The brokers and custodians who hold their clients’ ADSs in DTC accounts in turn charge their clients’ accounts the amount of the fees paid to the depositary.

In the event of refusal to pay the depositary fees, the depositary may, under the terms of the deposit agreement, refuse to provide the requested service until payment is received or may set off the amount of the depositary fees from any distribution to be made to such holder of ADSs.

The fees and charges that holders of our ADSs may be required to pay may vary over time and may be changed by us and by the depositary. Holders of our ADSs will receive prior notice of such changes.

Fees and Payments from the Depositary to Us

In 2009, we received the following payments from the depositary:

Reimbursement of NYSE listing fees:	$171,531.00

Reimbursement of SEC filing fees:	$36,139.23

Reimbursement of settlement infrastructure fees (including maintenance fees):	$105,676.64

Reimbursement of proxy process expenses (printing, postage and distribution):	$391,404.72

Reimbursement of legal fees:	$568,179.65

Contributions toward our investor relations efforts (including non-deal roadshows, investor conferences and investor relations agency fees):	$395,315.22

Administrative, compliance and other listing-related costs and expenses	$162,110.83

PART II

Item 13.  Defaults, Dividend Arrearages and Delinquencies

Not applicable.

Item 14.  Material Modifications to the Rights of Security Holders and Use of Proceeds

Not applicable.

Item 15.  Controls and Procedures

Disclosure Controls and Procedures

Our management has evaluated, with the participation of our Chief Executive Officer and Chief Financial Officer, the effectiveness of our disclosure controls and procedures, as such term is defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act, as of December 31, 2009. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives. Based upon our evaluation, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures were effective as of the end of the period covered by this report. Our disclosure controls and procedures are designed to ensure that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the Commission’s rules and forms, and that it is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

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

Our management has completed an assessment of the effectiveness of our internal control over financial reporting as of December 31, 2009 based on criteria in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). Based on this assessment, management concluded that our internal control over financial reporting was effective as of December 31, 2009.

Deloitte Anjin LLC, an independent registered public accounting firm, which also audited our consolidated financial statements as of, and for the year ended December 31, 2009, as stated in their report which is included herein, has issued an attestation report on the effectiveness of our internal control over financial reporting.

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

Item 16.  [Reserved]

Item 16A.  Audit Committee Financial Expert

At our annual shareholders’ meetings in March 2010, our shareholders elected Hae-Bang Chung as a member of the Audit Committee. Our Audit Committee is comprised of Joon Park, Jeong-Suk Koh, E. Han Kim and Hae-Bang Chung. The board of directors has determined that E. Han Kim is the audit committee financial expert.

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

Item 16C.  Principal Accountant Fees and Services

Audit and Non-Audit Fees

The following table sets forth the fees billed to us by our independent auditors during the fiscal year ended December 31, 2008 and 2009:

	Year Ended December 31,
	2008		2009
	(In millions)
Audit fees	(Won)	3,741	(Won)	3,830
Audit-related fees		—		107
Tax fees		25		66
Other fees		—		854

Total fees	(Won)	3,766	(Won)	4,857

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

Item 16D.  Exemptions from the Listing Standards for Audit Committees

Not applicable.

Item 16E.  Purchases of Equity Securities by the Issuer and Affiliated Purchasers

The following table sets forth the repurchases of common shares by us or any affiliated purchasers during the fiscal year ended December 31, 2009:

Period	Total Number of Shares Purchased	Average Price Paid per Share (In Won)	Total Number of Shares Purchased as Part of Publicly Announced Plans	Maximum Number of Shares that May Yet be Purchased Under the Plans
January 1 to January 31	0	0	0	0
February 1 to February 29	0	0	0	0
March 1 to March 31	4,207,980	39,059	4,207,980	8,916,020
April 1 to April 30	8,916,020	38,610	8,916,020	0
May 1 to May 31	451,038	38,535	0	0
June 1 to June 30	0	0	0	0
July 1 to July 31	45,217	37,350	0	0
August 1 to August 31	0	0	0	0
September 1 to September 30	7	46,383	0	0
October 1 to October 31	3,970	40,737	0	0
November 1 to November 30	0	0	0	0
December 1 to December 31	0	0	0	0

Total	13,624,232	40,112	13,124,000

Neither we nor any “affiliated purchaser,” as defined in Rule 10b-18(a)(3) of the Exchange Act, purchased any of our equity securities during the period covered by this annual report.

Item 16F.  Change in Registrant’s Certifying Accountant

We appointed Samil PricewaterhouseCoopers as our independent registered public accounting firm for the year ending December 31, 2010 with effect from January 1, 2010 at our audit committee meeting on February 11, 2010. The decision to change the independent registered public accounting firm from Deloitte Anjin LLC (“Deloitte”), our previous independent registered public accounting firm, to Samil PricewaterhouseCoopers was consistent with our corporate governance practice of changing audit firms every three years. The decision to appoint Samil PricewaterhouseCoopers as our new independent registered public accounting firm was approved by our audit committee and was reported to our board of directors.

The consolidated financial statements for 2007, 2008 and 2009 were audited by Deloitte. Deloitte was dismissed after the completion of the audit of our consolidated financial statements as of and for the year ended December 31, 2009. The audit report of Deloitte on our consolidated financial statements as of and for the year ended December 31, 2009 prepared in accordance with Korean GAAP did not contain an adverse opinion or disclaimer of opinion and was not qualified or modified as to uncertainty, audit scope or accounting principles. Furthermore, in connection with the audit of our consolidated financial statements as of and for the year ended December 31, 2009, there were no disagreements (as described in Item 16F(a)(1)(iv) of Form 20-F) with Deloitte on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of Deloitte, would have caused Deloitte to make reference to the subject matter of the disagreement in connection with their report. In addition, we confirm that between January 1, 2008 and the date of Deloitte’s dismissal, there were no “reportable events” requiring disclosure pursuant to Item 16F(a)(1)(v) of Form 20-F.

Between January 1, 2008 and the date of appointment of Samil PricewaterhouseCoopers as our independent registered public accounting firm, neither we nor anyone on our behalf has consulted with Samil PricewaterhouseCoopers with respect to either (i) the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on our consolidated financial statements, and neither a written report nor oral advice was provided to us that Samil PricewaterhouseCoopers concluded was an important factor considered by us in reaching a decision as to any accounting, auditing or financial reporting issue or (ii) any matter that was either the subject of a disagreement, as defined in Item 16F(a)(1)(iv) of Form 20-F and the related instructions to Item 16F, or a reportable event, as defined in Item 16F(a)(1)(v) of Form 20-F.

We provided a copy of this disclosure to Deloitte and requested that Deloitte furnish us with a letter addressed to the Securities and Exchange Commission stating whether or not it agrees with the statements made above. A copy of Deloitte’s letter dated June 29, 2010 is attached as Exhibit 15.5.

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

Nomination/Corporate Governance Committee

Listed companies must have a nomination/corporate governance committee composed entirely of independent directors.	We have not established a separate nomination/corporate governance committee. However, we maintain an Outside Director Candidate Nominating Committee composed of all of our outside directors and one non-independent director. We also maintain a Corporate Governance Committee comprised of four outside directors and one non-independent director. The committee is responsible for the review of matters with respect to our Corporate Governance Guidelines and our performance under such guidelines to monitor effectiveness of our corporate governance.

Compensation Committee

Listed companies must have a compensation committee composed entirely of independent directors.	We maintain an Evaluation and Compensation Committee composed of four outside directors.

Executive Session

Listed companies must hold meetings solely attended by non-management directors to more effectively check and balance management directors.	Our outside directors hold meetings solely attended by outside directors in accordance with the charter of our board of directors.

Audit Committee

Listed companies must have an audit committee that is composed of more than three directors and satisfy the requirements of Rule 10A-3 under the Exchange Act.	We maintain an Audit Committee comprised of four outside directors who meet the applicable independence criteria set forth under Rule 10A-3 under the Exchange Act.

NYSE Corporate Governance Standards	KT Corporation’s Corporate Governance Practice
Shareholder Approval of Equity Compensation Plan

Listed companies must allow their shareholders to exercise their voting rights with respect to any material revision to the company’s equity compensation plan.

We currently have two equity compensation plans: one providing for the grant of stock options to officers and non-independent directors; and an employee stock ownership association program.

All material matters related to the granting of stock options are provided in our articles of incorporation, and any amendments to the articles of incorporation are subject to shareholders’ approval. Matters related to the employee stock ownership association program are not subject to shareholders’ approval under Korean law.

Corporate Governance Guidelines

Listed companies must adopt and disclose corporate governance guidelines.	We have adopted Corporate Governance Guidelines in March 2009 setting forth our practices with respect to corporate governance matters. Our Corporate Governance Guidelines are in compliance with Korean law but do not meet all requirements established by the New York Stock Exchange for U.S. companies listed on the exchange. A copy of our Corporate Governance Guidelines in Korean is available on our website at www.kt.com.

Code of Business Conduct and Ethics

Listed companies must adopt and disclose a code of business conduct and ethics for directors, officers and employees, and promptly disclose any waivers of the code for executive officers.	We have adopted a Code of Ethics for all directors, officers and employees. A copy of our Code of Ethics in Korean is available on our website at www.kt.com

PART III

Item 17.  Financial Statements

Not applicable.

Item 18.  Financial Statements

AUDITED CONSOLIDATED ANNUAL FINANCIAL STATEMENTS OF KT CORPORATION

Item 19.  Exhibits

1	Articles of Incorporation of KT Corporation (English translation) Form of Common Stock Certificate of KT Corporation, par value (Won) 5,000 per share (including translation in English)

2.1*	Deposit Agreement dated as of May 25, 1999 entered into among KT Corporation, Citibank, N.A., as depositary, and all Holders and Beneficial Owners of American Depositary Shares evidenced by the American Depositary Receipts issued thereunder, including the form of American depositary receipt (incorporated herein by reference to Exhibit (a)(i) of the Registrant’s Registration Statement (Registration No. 333-13578) on Form F-6)

2.2*	Form of Amendment No. 1 Deposit Agreement dated as of May 25, 1999 entered into among KT Corporation, Citibank, N.A., as depositary, and all Holders and Beneficial Owners of American Depositary Shares evidenced by the American Depositary Receipts issued thereunder, including the form of American depositary receipt (incorporated herein by reference to Exhibit (a)(ii) of the Registrant’s Registration Statement (Registration No. 333-13578) on Form F-6)

2.3*	Letter from Citibank, N.A., as depositary, to the Registrant relating to the pre-release of the American depositary receipts (incorporated herein by reference to the Registrant’s Registration Statement (Registration No. 333-10330) on Form F-6)

2.4*	Letter from Citibank, N.A., as depositary, to the Registrant relating to the establishment of a direct registration system for ADSs and the issuance of uncertified ADSs as part of the direct registration system. (incorporated herein by reference to Exhibit 2.4 of the Registrant’s Annual Report on Form 20-F filed on June 30, 2008)

4.1*	The Merger Agreement dated January 20, 2009, entered into by and between KT Corporation and KT Freetel Co., Ltd. (incorporated herein by reference to Annex I of the Registrant’s Registration Statement (Registration No. 333-156817) on Form F-4)

8.1	List of subsidiaries of KT Corporation

12.1	Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2	Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1	Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1	The Telecommunications Basic Law (English translation)

15.2	Enforcement Decree of the Telecommunications Basic Law (English translation)

15.3	The Telecommunications Business Act (English translation)

15.4	Enforcement Decree of the Telecommunications Business Act (English translation)

15.5	Letter from Deloitte

* Filed previously.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON INTERNAL

CONTROL OVER FINANCIAL REPORTING

To the Board of Directors and Stockholders of

KT Corporation

Sungnam, Korea

We have audited the internal control over financial reporting of KT Corporation and subsidiaries (the “Company”) as of December 31, 2009, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in Management’s Annual Report on Internal Control Over Financial Reporting in Item 15. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

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

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2009, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Consolidated Statements of Financial Position and the related Consolidated Statements of Income, Cash Flows, and Changes in Equity of the Company as of and for the year ended December 31, 2009. Our report dated June 16, 2010 expressed an unqualified opinion on those financial statements and included explanatory paragraphs relating to our audit comprehending the convenience translation of Korean won amounts to U.S. dollar amounts and information relating to the nature and effect of differences between accounting principles generally accepted in the Republic of Korea and accounting principles generally accepted in the United States of America.

/s/ Deloitte Anjin LLC

Seoul, Korea

June 16, 2010

Notice to Readers

This report is effective as of June 16, 2010, the auditors’ report date. Certain subsequent events or circumstances may have occurred between the auditors’ report date and the time the auditors’ report is read. Such events or circumstances could significantly affect the accompanying consolidated financial statements and may result in modification to the auditors’ report.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of

KT Corporation

Sungnam, Korea

We have audited the accompanying Consolidated Statements of Financial Position of KT Corporation and subsidiaries (the “Company”) as of December 31, 2008 and 2009, and the related Consolidated Statements of Income, Cash Flows and Changes in Equity for each of the three years in the period ended December 31, 2009 (all expressed in Korean won). These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of KT Corporation and subsidiaries at December 31, 2008 and 2009, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2009, in conformity with accounting principles generally accepted in the Republic of Korea.

Our audit also comprehended the translation of Korean won amounts into U.S. dollar amounts and, in our opinion, such convenience translation has been made in conformity with the basis stated in Note 2 to the consolidated financial statements. Such U.S. dollar amounts are presented solely for the convenience of readers of financial statements.

Accounting principles generally accepted in the Republic of Korea vary in certain significant respects from accounting principles generally accepted in the United States of America. Information relating to the nature and effect of such differences is presented in Note 40 to the consolidated financial statements.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as of December 31, 2009, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated June 16, 2010 expressed an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting.

/s/ Deloitte Anjin LLC

Seoul, Korea

June 16, 2010

Notice to Readers

This report is effective as of June 16, 2010, the auditors’ report date. Certain subsequent events or circumstances may have occurred between the auditors’ report date and the time the auditors’ report is read. Such events or circumstances could significantly affect the accompanying consolidated financial statements and may result in modification to the auditors’ report.

KT CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

AS OF DECEMBER 31, 2008 AND 2009

	In millions of Korean won				In thousands of U.S. dollars (Note 2)
	2008		2009		2009
ASSETS
CURRENT ASSETS:
Cash and cash equivalents (Notes 2, 3, 16 and 31)	(Won)	1,890,918	(Won)	1,538,122	$1,321,808
Short-term investment assets (Notes 3, 6 and 16)		417,138		443,934	381,501
Accounts receivable—trade, less allowance for doubtful accounts of (Won)482,242 million in 2008 and (Won)462,432 million in 2009 (Notes 2, 11, 16, 17 and 32)		3,014,687		3,621,844	3,112,485
Loans, less allowance for doubtful accounts of (Won)4,142 million in 2008 and (Won)12,017 million in 2009 (Notes 2, 5 and 16)		292,884		484,926	416,728
Current finance lease receivables, less allowance for doubtful accounts of (Won)2,355 million in 2008 and (Won)2,675 million in 2009 (Notes 2, 14 and 29)		180,954		203,406	174,800
Accounts receivable—other, less allowance for doubtful accounts of (Won)109,312 million in 2008 and (Won)140,593 million in 2009 (Notes 2, 11 and 16)		202,872		281,609	242,004
Accrued revenues		21,413		22,506	19,343
Advance payments		73,962		91,737	78,835
Prepaid expenses		99,214		119,065	102,320
Prepaid income taxes		1,518		27,037	23,234
Guarantee deposits (Note 16)		1,382		331	284
Current derivative instruments assets (Notes 2 and 33)		201,709		288	247
Current deferred income tax assets (Notes 2 and 26)		249,941		437,525	375,993
Inventories (Notes 2, 4 and 29)		424,841		699,402	601,042
Other current assets		393		117	103

Total Current Assets		7,073,826		7,971,849	6,850,727

(Continued)

KT CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION (CONTINUED)

AS OF DECEMBER 31, 2008 AND 2009

	In millions of Korean won				In thousands of U.S. dollars (Note 2)
	2008		2009		2009
ASSETS
NON-CURRENT ASSETS:
Available-for-sale securities (Notes 2 and 6)		74,744		117,290	100,795
Equity method investment securities (Notes 2 and 7)		353,347		287,989	247,488
Held-to-maturity securities (Notes 2 and 6)		8,077		65	56
Long-term loans to employees		85,969		62,758	53,932
Long-term financial instruments (Note 3)		44		3,037	2,610
Other investment assets		23,819		90,231	77,541
Property and equipment, at cost (Notes 2, 8, 9, 14 and 29)		49,393,746		49,818,718	42,812,459
Less accumulated depreciation		(33,965,691)		(34,860,309)	(29,957,727)
Less accumulated impairment loss		(6,957)		(5,616)	(4,826)
Less contribution for construction		(232,467)		(178,233)	(153,167)
Net property and equipment		15,188,631		14,774,560	12,696,739
Intangible assets, net (Notes 2 and 10)		1,474,238		1,279,500	1,099,557
Leasehold rights and deposits (Notes 2 and 16)		352,655		353,992	304,209
Long-term accounts receivable—trade, less allowance for doubtful accounts of (Won) 13,320 million in 2008 and (Won)8,821 million in 2009 (Notes 2, 11 and 17)		282,162		402,259	345,687
Long-term loans, less allowance for doubtful accounts of (Won)7,734 million in 2008 and (Won)11,439 million in 2009 (Notes 2, 5 and 17)		253,445		414,981	356,620
Non-current finance lease receivables, less allowance for doubtful accounts of (Won) 3,642 million in 2008 and (Won)3,725 million in 2009 (Notes 2, 14 and 29)		290,799		311,795	267,945
Non-current deferred income tax assets (Notes 2 and 26)		235,514		113,266	97,337
Long-term accounts receivable—other (Notes 2 and 11)		17,260		11,596	9,965
Non-current derivative instruments assets (Notes 2 and 33)		302,689		295,058	253,562
Other non-current assets		121,385		130,091	111,797

Total Non-current Assets		19,064,778		18,648,468	16,025,840

TOTAL ASSETS	(Won)	26,138,604	(Won)	26,620,317	$22,876,567

(Continued)

KT CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION (CONTINUED)

AS OF DECEMBER 31, 2008 AND 2009

	In millions of Korean won				In thousands of U.S. dollars (Note 2)
	2008		2009		2009
LIABILITIES AND EQUITY
CURRENT LIABILITIES:
Accounts payable—trade (Notes 11, 16 and 17)	(Won)	833,818	(Won)	1,484,943	$1,276,108
Short-term borrowings (Note 16)		274,306		367,505	315,821
Accounts payable—other (Notes 11, 14, 16 and 17)		1,475,873		2,438,674	2,095,711
Advance receipts		119,356		152,654	131,185
Withholdings (Note 16)		228,517		98,099	84,303
Accrued expenses (Notes 16 and 17)		528,004		483,366	415,388
Income taxes payable (Note 2)		151,794		12,942	11,122
Current portion of bonds and long-term borrowings (Notes 2, 11, 12 and 16)		1,439,960		1,689,546	1,451,937
Unearned revenue		9,170		9,251	7,950
Key money deposits (Notes 16 and 17)		127,689		158,799	136,466
Current derivative instruments liabilities (Notes 2 and 33)		13,619		5,124	4,403
Current accrued provisions (Notes 2 and 13)		38,815		39,841	34,238
Current deferred income tax liabilities (Notes 2 and 26)		—		1	1
Other current liabilities		107		478	411

Total Current Liabilities		5,241,028		6,941,223	5,965,044

NON-CURRENT LIABILITIES:
Bonds (Notes 2, 12 and 16)		7,662,663		7,337,399	6,305,503
Long-term borrowings in Korean won (Notes 2, 11 and 12)		146,813		143,775	123,556
Long-term borrowings in foreign currency
(Notes 2, 12 and 16)		137,249		54,498	46,833
Provisions for severance indemnities (Note 2)		507,819		337,524	290,057
Refundable deposits for telephone installation (Note 15)		781,525		696,396	598,458
Long-term accounts payable—trade (Note 11)		16,856		14,603	12,549
Long-term accounts payable—other (Notes 2, 11 and 14)		317,101		164,696	141,535
Long-term deposits received		93,800		101,924	87,590
Non-current accrued provisions (Notes 2 and 13)		85,146		103,576	89,010
Non-current deferred income tax liabilities (Notes 2 and 26)		2,734		1,065	915
Non-current derivative instruments liabilities (Notes 2 and 33)		6,777		6,155	5,289
Other non-current liabilities		51,195		50,044	43,005

Total Non-current Liabilities		9,809,678		9,011,655	7,744,300

Total Liabilities		15,050,706		15,952,878	13,709,344

(Continued)

KT CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION (CONTINUED)

AS OF DECEMBER 31, 2008 AND 2009

	In millions of Korean won				In thousands of U.S. dollars (Note 2)
	2008		2009		2009
LIABILITIES AND EQUITY
EQUITY:
Common Stock (Notes 1 and 18)		1,560,998		1,564,499	1,344,475
Capital Surplus		1,440,633		1,448,569	1,244,850
Capital Adjustments:
Treasury stock (Note 22)		(3,824,881)		(956,159)	(821,689)
Loss on disposal of treasury stock		—		(890,650)	(765,393)
Stock options (Notes 2 and 21)		8,880		1,500	1,289
Other share–based payments (Notes 2 and 21)		1,420		2,120	1,821
Other capital adjustments		(180,155)		(322,539)	(277,179)

Total Capital Adjustments		(3,994,736)		(2,165,728)	(1,861,151)

Accumulated Other Comprehensive Income (Note 20) :
Gain on translation of foreign operations (Note 2)		11,083		5,571	4,787
Loss on translation of foreign operations (Note 2)		(4,887)		(18,763)	(16,124)
Unrealized gain on valuation of available-for-sale securities, net (Notes 2 and 6)		468		5,227	4,493
Gain on valuation of derivatives for cash flow hedge (Notes 2 and 33)		11,136		11,468	9,855
Loss on valuation of derivatives for cash flow hedge (Notes 2 and 33)		(13,710)		(34,747)	(29,860)
Increase in equity of associates (Notes 2 and 7)		10,369		438	376
Decrease in equity of associates (Notes 2 and 7)		(3,580)		(13,736)	(11,805)

Total Accumulated Other Comprehensive Income		10,879		(44,542)	(38,278)

Retained Earnings		9,814,115		9,573,769	8,227,362

Equity Attributable to Equity Holders of the Parent		8,831,889		10,376,567	8,917,258

Noncontrolling Interest		2,256,009		290,872	249,965

Total Equity		11,087,898		10,667,439	9,167,223

TOTAL LIABILITIES AND EQUITY	(Won)	26,138,604	(Won)	26,620,317	$22,876,567

See accompanying notes to consolidated financial statements

KT CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME

FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009

	In millions of Korean won						In thousands of U.S. dollars (Note 2)
	2007		2008		2009		2009
OPERATING REVENUES (Notes 2, 17, 23, 24 and 35):
Service	(Won)	16,162,753	(Won)	16,527,091	(Won)	16,252,234	$13,966,600
Goods		2,450,658		3,065,858		3,396,886	2,919,165

		18,613,411		19,592,949		19,649,120	16,885,765

OPERATING EXPENSES (Notes 2, 17, 25, 35 and 36)		16,858,848		18,152,669		18,682,661	16,055,224

OPERATING INCOME		1,754,563		1,440,280		966,459	830,541

NON-OPERATING REVENUES:
Interest income		155,579		151,335		197,404	169,642
Dividend income		583		1,060		487	418
Foreign currency transaction gain		7,486		66,510		42,129	36,204
Foreign currency translation gain (Note 2)		8,625		40,409		240,925	207,043
Equity in income of associates (Notes 2 and 7)		24,285		16,061		19,672	16,905
Gain on breach of contracts		1,821		1,555		2,731	2,347
Gain on disposal of useless materials		25,328		—		19,839	17,049
Gain on disposal of short-term investment assets		2,094		446		1,093	940
Gain on valuation of short-term investment assets		1,085		537		470	404
Gain on disposal of available-for-sale securities (Note 6)		9,605		3,996		9,496	8,161
Reversal of impairment losses of available-for-sale securities (Note 2)		76		—		—	—
Gain on disposal of equity method investment securities		935		1		62,160	53,418
Gain on disposal of property and equipment		29,447		5,391		5,531	4,753
Reversal of impairment loss on property and equipment		—		6,462		102,816	88,356
Gain on disposal of intangible assets		221		1,000		1,124	966
Reversal of accrued provisions (Note 13)		50,945		4,069		4,988	4,286
Amortization of negative goodwill (Notes 2 and 10)		518		65		—	—
Gain on settlement of derivatives (Note 2)		9,778		17,183		2,250	1,934
Gain on valuation of derivatives (Notes 2 and 33)		40,140		650,680		17,643	15,162
Other non-operating revenues		117,866		84,780		77,054	66,217

Total Non-operating Revenues		486,417		1,051,540		807,812	694,205

(Continued)

KT CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009

	In millions of Korean won						In thousands of U.S. dollars (Note 2)
	2007		2008		2009		2009
NON-OPERATING EXPENSES:
Interest expense		(466,171)		(480,843)		(505,889)	(434,743)
Other bad debt expense (Note 2)		(4,473)		(22,355)		(46,872)	(40,280)
Foreign currency transaction loss		(13,045)		(63,058)		(46,183)	(39,688)
Foreign currency translation loss (Note 2)		(15,819)		(802,299)		(17,893)	(15,377)
Equity in loss of associates (Notes 2 and 7)		(6,652)		(27,026)		(33,337)	(28,649)
Loss on disposal of equity method investment securities		(549)		(137)		(84)	(72)
Loss on impairment of equity method investment securities
(Notes 2 and 7)		—		(2,654)		—	—
Donations		(89,523)		(79,544)		(39,320)	(33,790)
Loss on disposal of short-term investment assets		—		(1,004)		(15)	(13)
Loss on valuation of short-term investment assets		—		(1,841)		—	—
Loss on disposal of available-for-sale securities (Note 6)		(828)		(250)		(8)	(7)
Loss on impairment of available-for-sale securities (Notes 2 and 6)		(1,809)		(3,826)		(10,102)	(8,681)
Loss on impairment of investment assets		(6,855)		(2,677)		(3,472)	(2,984)
Loss on disposal of property and equipment		(94,539)		(94,294)		(124,689)	(107,154)
Loss on impairment of property and equipment (Notes 2 and 8)		(7,990)		(20,676)		(1,236)	(1,062)
Loss on disposal of intangible assets		(535)		(1,653)		(4,247)	(3,650)
Loss on impairment of intangible assets (Notes 2 and 10)		(9,178)		(5,865)		(7,742)	(6,653)
Loss on disposal of accounts receivable—trade		(492)		(582)		(719)	(618)
Loss on settlement of derivatives (Note 2)		(11,381)		(9,665)		(1,031)	(886)
Loss on valuation of derivatives (Notes 2 and 33)		(15,542)		(10,936)		(191,268)	(164,370)
Other non-operating expense		(37,681)		(153,439)		(25,101)	(21,569)

Total Non-operating Expenses		(783,062)		(1,784,624)		(1,059,208)	(910,246)

INCOME FROM CONTINUING OPERATIONS BEFORE INCOME TAX EXPENSE		1,457,918		707,196		715,063	614,500
INCOME TAX EXPENSE ON CONTINUING OPERATIONS (Note 26)		356,799		167,859		107,763	92,608
NEWLY INCLUDED SUBSIDIARY’S NET LOSS BEFORE ACQUISITION		5,160		—		—	—

INCOME FROM CONTINUING OPERATIONS		1,106,279		539,337		607,300	521,892
INCOME (LOSS) FROM DISCONTINUING OPERATIONS (Note 27)		64,699		(26,047)		2,395	2,059

NET INCOME	(Won)	1,170,978	(Won)	513,290	(Won)	609,695	$523,951

Attributable to:
EQUITY HOLDERS OF THE PARENT	(Won)	1,056,227	(Won)	449,810	(Won)	494,846	$425,254
NONCONTROLLING INTEREST		114,751		63,480		114,849	98,697

	(Won)	1,170,978	(Won)	513,290	(Won)	609,695	$523,951

NET INCOME PER SHARE (Note 28) (*)
Basic income per share from continuing operations (in Korean won)	(Won)	4,783	(Won)	2,312	(Won)	2,216	$1.904

Basic net income per share (in Korean won)	(Won)	5,112	(Won)	2,217	(Won)	2,254	$1.937

Diluted income per share from continuing operations (in Korean won)	(Won)	4,783	(Won)	2,312	(Won)	2,190	$1.882

Diluted net income per share (in Korean won)	(Won)	5,112	(Won)	2,217	(Won)	2,227	$1.914

(*)	Income per share attributable to the equity holders of the parent

See accompanying notes to consolidated financial statements

KT CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009

	In millions of Korean won						In thousands of U.S. dollars (Note 2)
	2007		2008		2009		2009
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	(Won)	1,170,978	(Won)	513,290	(Won)	609,695	$523,951
Expenses not involving cash payments :
Share-based payment		1,239		1,922		1,049	901
Accrued severance indemnities		359,473		362,342		1,128,370	969,682
Depreciation		3,225,887		3,264,291		2,935,448	2,522,621
Amortization		430,623		438,544		426,018	366,105
Provision for doubtful accounts		69,790		150,583		104,977	90,214
Interest expense		27,942		45,581		25,994	22,338
Other bad debt expense		3,539		22,355		46,872	40,280
Foreign currency translation loss		15,810		801,357		13,111	11,267
Equity in loss of associates		6,268		28,386		33,337	28,649
Loss on disposal of equity method investment securities		549		137		84	72
Loss on impairment of equity method investment securities		—		2,654		—	—
Loss on disposal of short-term investment assets		—		1,004		15	13
Loss on valuation of short-term investment assets		—		1,841		—	—
Loss on disposal of available-for-sale securities		603		250		8	7
Loss on impairment of available-for-sale securities		1,809		3,826		10,102	8,681
Loss on impairment of investment assets		139		2,677		3,472	2,984
Loss on disposal of property and equipment		94,604		94,308		124,689	107,153
Loss on impairment of property and equipment		7,990		20,676		1,236	1,062
Loss on disposal of intangible assets		535		1,653		4,247	3,650
Loss on impairment of intangible assets		8,957		17,435		7,742	6,653
Loss on valuation of derivatives		15,542		10,936		191,268	164,369
Other non-operating expenses		15,943		16,935		682	585

Sub-total		4,287,242		5,289,693		5,058,721	4,347,286

Income not involving cash receipts:
Interest income		6,380		20,964		22,126	19,014
Foreign currency translation gain		8,279		40,490		237,215	203,854
Equity in income of associates		24,250		16,061		19,672	16,905
Gain on disposal of short-term investment assets		2,052		446		1,093	939
Gain on valuation of short-term investment assets		1,085		537		470	404
Gain on disposal of available-for-sale securities		9,479		3,996		9,496	8,161
Reversal of impairment losses of available-for-sale securities		76		—		—	—
Gain on disposal of equity method investment securities		1,832		1		62,160	53,418
Gain on disposal of property and equipment		29,382		5,391		5,531	4,753
Gain on disposal of intangible assets		221		1,000		1,124	966
Amortization of negative goodwill		518		65		—	—
Gain on valuation of derivatives		40,140		650,680		17,643	15,162
Other non-operating revenues		4,373		2,780		10,162	8,734

Sub-total		(128,067)		(742,411)		(386,692)	(332,310)

(Continued)

KT CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009

	In millions of Korean won			In thousands of U.S. dollars (Note 2)
	2007	2008	2009	2009
Changes in assets and liabilities related to operating activities:
Accounts receivable—trade	(463,325)	(367,263)	(465,422)	(399,967)
Loans	(228,022)	(71,188)	(180,572)	(155,177)
Current finance lease receivables	75,577	78,103	5,834	5,014
Accounts receivable—other	123,167	20,460	(120,762)	(103,779)
Accrued revenues	(2,538)	(7,676)	(1,201)	(1,032)
Advance payments	(25,946)	(6,919)	(27,294)	(23,456)
Prepaid expenses	(12,522)	(44,282)	(19,928)	(17,125)
Prepaid income taxes	(223)	(107)	(25,538)	(21,946)
Guarantee deposits	(7,195)	8,026	1,049	901
Derivative instruments, net	(3,381)	166	4,585	3,940
Deferred income tax, net	(45,506)	(126,811)	(68,054)	(58,483)
Other current assets	(77)	(173)	275	236
Inventories	(65,106)	(131,305)	(274,851)	(236,197)
Leasehold rights and deposits	(36,349)	(3,804)	(2,484)	(2,135)
Long-term accounts receivable—trade	97,729	(253,257)	(387,630)	(333,116)
Long-term loans	(7,326)	(113,229)	(147,602)	(126,844)
Non-current finance lease receivables	(109,895)	(299,257)	(16,555)	(14,227)
Long-term accounts receivable—other	(26,910)	(8,146)	(890)	(765)
Other non-current assets	(8,778)	(19,536)	(8,827)	(7,586)
Accounts payable—trade	239,238	(262,733)	645,925	555,085
Accounts payable—other	(242,595)	(160,717)	869,594	747,299
Advance receipts	(30,293)	31,905	52,277	44,925
Withholdings	25,650	26,901	(129,398)	(111,200)
Accrued expenses	67,302	44,402	(42,864)	(36,836)
Income taxes payable	(86,281)	(152,286)	(107,361)	(92,262)
Unearned revenue	2,512	1,363	81	70
Key money deposits	4,049	77,868	39,232	33,715
Accrued provisions	(29,931)	18,500	(11,257)	(9,674)
Other current liabilities	(1,143)	(6,782)	376	323
Payment of severance indemnities	(103,955)	(220,800)	(1,345,331)	(1,156,130)
Deposits for severance indemnities	(132,471)	(148,848)	48,917	42,038
Contribution to National Pension Fund	(51)	122	135	116
Refundable deposits for telephone installation	(66,145)	(59,437)	(85,129)	(73,157)
Long-term accounts payable—trade	—	30,794	17,494	15,034
Long-term accounts payable—other	—	(24,833)	(99,864)	(85,820)
Other non-current liabilities	35,153	8,949	(1,151)	(989)

Sub-total	(1,065,587)	(2,141,830)	(1,884,191)	(1,619,207)

Net Cash Provided by Operating Activities	4,264,566	2,918,742	3,397,533	2,919,720

(Continued)

KT CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009

	In millions of Korean won			In thousands of U.S. dollars (Note 2)
	2007	2008	2009	2009
CASH FLOWS FROM INVESTING ACTIVITIES:
Cash inflows from investing activities:
Decrease in short-term investment assets	182,501	544,946	657,223	564,794
Disposal of available-for-sale securities	1,183,121	614,822	12,609	10,836
Decrease in equity method investment securities	10,807	1,047	1,332	1,145
Disposal of equity method investment securities	—	1,580	111,901	96,164
Collection of held-to-maturity securities	252	65	14,093	12,111
Collection of long-term loans to employees	25,736	10,001	89,603	77,002
Disposal of long-term financial instruments	—	2,819	13	11
Decrease in other investment assets	3,480	5,630	189	162
Disposal of land	15,246	9,222	15,999	13,749
Disposal of buildings	4,791	17,650	4,067	3,495
Disposal of structures	17	4,674	42	36
Disposal of machinery	68,889	4,665	8,730	7,502
Disposal of vehicles	16,536	665	188	162
Disposal of other property and equipment	13,978	19,463	40,921	35,166
Disposal of construction-in-progress	10	26	—	—
Increase of contribution for construction	76,625	74,228	16,440	14,128
Disposal of intangible assets	706	17,013	1,326	1,140

Sub-total	1,602,695	1,328,516	974,676	837,603

Cash outflows for investing activities:
Acquisition of short-term investment assets	61,397	343,115	685,809	589,360
Acquisition of available-for-sale securities	989,112	714,831	52,962	45,514
Acquisition of equity method investment securities	7,220	123,371	38,191	32,820
Acquisition of assets and liabilities of consolidated subsidiaries	124,384	55,655	—	—
Acquisition of held-to-maturity securities	5	13,988	5	4
Increase in long-term loans to employees	25,451	50,421	71,810	61,711
Increase in long-term financial instruments	18	11	3,006	2,583
Increase in other investment assets	19,826	6,245	3,782	3,250
Acquisition of land	1,424	225	48	41
Acquisition of buildings	3,398	38,787	841	723
Acquisition of structures	122	482	2	2
Acquisition of machinery	65,188	67,543	34,937	30,024
Acquisition of vehicles	990	33,161	727	625
Acquisition of other property and equipment	258,167	134,534	144,991	124,600
Acquisition of construction-in-progress	3,306,356	3,087,737	2,592,880	2,228,230
Acquisition of intangible assets	188,995	189,772	215,115	184,862

Sub-total	(5,052,053)	(4,859,878)	(3,845,106)	(3,304,349)

Net Cash Used in Investing Activities	(3,449,358)	(3,531,362)	(2,870,430)	(2,466,746)

(Continued)

KT CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009

	In millions of Korean won						In thousands of U.S. dollars (Note 2)
	2007		2008		2009		2009
CASH FLOWS FROM FINANCING ACTIVITIES:
Cash inflows from financing activities:
Increase in short-term borrowings		49,601		455,117		1,541,193	1,324,447
Issuance of bonds		777,981		2,405,577		1,421,091	1,221,236
Increase in long-term borrowings		100,104		1,374,480		77,539	66,634
Inflows from capital transactions of consolidated entities		2,128		7,951		4,124	3,544

Sub-total		929,814		4,243,125		3,043,947	2,615,861

Cash outflows for financing activities:
Repayment of short-term borrowings		—		412,579		1,441,798	1,239,031
Payment of accounts payable – other		118,470		29,764		48,723	41,871
Repayment of current portion of bonds and long-term borrowings		1,353,689		2,146,790		1,441,174	1,238,494
Repayment of long-term borrowings		132		697		4,683	4,024
Repayment of bonds		5,000		—		—	—
Payment of dividends		472,774		409,270		229,360	197,104
Acquisition of treasury stock		196,329		73,807		528,143	453,868
Outflows for capital transactions of consolidated entities		151,666		118,868		280,512	241,062

Sub-total		(2,298,060)		(3,191,775)		(3,974,393)	(3,415,454)

Net Cash Provided by (Used in) Financing Activities		(1,368,246)		1,051,350		(930,446)	(799,593)

EFFECT OF CHANGES IN CONSOLIDATED ENTITIES		108,992		48,482		59,714	51,316
EFFECT OF EXCHANGE RATE CHANGES ON CASH AND CASH EQUIVALENTS		462		18,721		(9,167)	(7,878)

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS		(443,584)		505,933		(352,796)	(303,181)
CASH AND CASH EQUIVALENTS AT BEGINNING OF THE YEAR		1,828,569		1,384,985		1,890,918	1,624,989

CASH AND CASH EQUIVALENTS AT END OF THE YEAR	(Won)	1,384,985	(Won)	1,890,918	(Won)	1,538,122	$1,321,808

See accompanying notes to consolidated financial statements

KT CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2007

	Common stock		Capital surplus		Capital adjustments	Other comprehensive income (loss)		Retained earnings		Noncontrolling interest		Total
	(In millions of Korean won)
Balance as of January 1, 2007 (as reported)	(Won)	1,560,998	(Won)	1,292,475	((Won)3,817,717)		((Won)5,772)	(Won)	9,400,068	(Won)	2,267,252	(Won)	10,697,304
Cumulative effect of changes in accounting policies (Note 2)		—		148,435	(148,435)		—		—		—		—

As restated		1,560,998		1,440,910	(3,966,152)		(5,772)		9,400,068		2,267,252		10,697,304
Dividends		—		—	—		—		(416,191)		(56,583)		(472,774)

Retained earnings after appropriations		—		—	—		—		8,983,877		2,210,669		10,224,530
Net income for the year		—		—	—		—		1,056,227		114,751		1,170,978
Acquisition of treasury stock		—		—	(196,329)		—		—		—		(196,329)
Disposal of treasury stock		—		—	884		—		—		—		884
Retirement of treasury stock		—		—	196,329		—		(196,329)		—		—
Gain (loss) on disposal of treasury stock		—		(133)	—		—		—		—		(133)
Acquisition of subsidiaries’ stock		—		—	(1,152)		—		—		(365)		(1,517)
Increase in subsidiaries’ capital stock		—		—	212		—		—		1,916		2,128
Acquisition of subsidiaries’ treasury stock		—		—	(392)		—		—		(620)		(1,012)
Appropriation of subsidiaries’ treasury stock		—		—	(14,489)		—		—		(79,582)		(94,071)
Changes in consolidated entities		—		—	(3,302)		(20,688)		—		25,096		1,106
Stock options		—		—	25		—		—		—		25
Other share-based payment		—		—	1,022		—		—		—		1,022
Other capital adjustments		—		—	(585)		—		—		(687)		(1,272)
Gain on translation of foreign operations		—		—	—		55		—		—		55
Loss on translation of foreign operations		—		—	—		19,240		—		2,896		22,136
Unrealized gain on valuation of available-for-sale securities		—		—	—		2,496		—		1,668		4,164
Gain on valuation of derivatives for cash flow hedge		—		—	—		2,024		—		—		2,024
Increase in equity of associates		—		—	—		(975)		—		261		(714)
Decrease in equity of associates		—		—	—		3,762		—		—		3,762

Balance as of December 31, 2007	(Won)	1,560,998	(Won)	1,440,777	((Won)3,983,929)	(Won)	142	(Won)	9,843,775	(Won)	2,276,003	(Won)	11,137,766

KT CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (CONTINUED)

FOR THE YEAR ENDED DECEMBER 31, 2008

	Common stock		Capital surplus		Capital adjustments	Other comprehensive income (loss)		Retained earnings		Noncontrolling interest		Total
	(In millions of Korean won)
Balance as of January 1, 2008 (as reported)	(Won)	1,560,998	(Won)	1,272,634	((Won)3,815,786)	(Won)	142	(Won)	9,843,775	(Won)	2,276,003	(Won)	11,137,766
Cumulative effect of changes in accounting policies (Note 2)		—		168,143	(168,143)		—		1,711		2,141		3,852

As restated		1,560,998		1,440,777	(3,983,929)		142		9,845,486		2,278,144		11,141,618
Dividends		—		—	—		—		(407,374)		(1,896)		(409,270)

Retained earnings after appropriations		—		—	—		—		9,438,112		2,276,248		10,732,348
Net income for the year		—		—	—		—		449,810		63,480		513,290
Acquisition of treasury stock		—		—	(73,807)		—		—		—		(73,807)
Disposal of treasury stock		—		—	807		—		—		—		807
Retirement of treasury stock		—		—	73,807		—		(73,807)		—		—
Gain (loss) on disposal of treasury stock		—		(144)	—		—		—		—		(144)
Acquisition of subsidiaries’ stock		—		—	(944)		—		—		(210)		(1,154)
Increase in subsidiaries’ capital stock		—		—	2,439		—		—		13,428		15,867
Acquisition of subsidiaries’ treasury stock		—		—	158		—		—		140		298
Appropriation of subsidiaries’ treasury stock		—		—	(14,651)		—		—		(112,298)		(126,949)
Changes in consolidated entities		—		—	—		—		—		14,964		14,964
Other share-based payment		—		—	398		—		—		—		398
Other capital adjustments		—		—	986		—		—		221		1,207
Gain on translation of foreign operations		—		—	—		8,612		—		4,947		13,559
Loss on translation of foreign operations		—		—	—		8,308		—		3,471		11,779
Unrealized gain on valuation of available-for-sale securities		—		—	—		(5,831)		—		(3,108)		(8,939)
Unrealized loss on valuation of available-for-sale securities		—		—	—		(4,345)		—		(3,200)		(7,545)
Gain on valuation of derivatives for cash flow hedge		—		—	—		9,112		—		262		9,374
Loss on valuation of derivatives for cash flow hedge		—		—	—		(13,710)		—		(4,660)		(18,370)
Increase in equity of associates		—		—	—		7,603		—		2,351		9,954
Decrease in equity of associates		—		—	—		988		—		(27)		961

Balance as of December 31, 2008	(Won)	1,560,998	(Won)	1,440,633	((Won)3,994,736)	(Won)	10,879	(Won)	9,814,115	(Won)	2,256,009	(Won)	11,087,898

KT CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (CONTINUED)

FOR THE YEAR ENDED DECEMBER 31, 2009

	Common stock		Capital surplus		Capital adjustments		Other comprehensive income (loss)		Retained earnings		Noncontrolling interest		Total
	(In millions of Korean won)
Balance as of January 1, 2009 (as reported)	(Won)	1,560,998	(Won)	1,440,633	(Won)	(3,994,736)	(Won)	10,879	(Won)	9,814,115	(Won)	2,256,009	(Won)	11,087,898
Dividends		—		—		—		—		(226,280)		(3,080)		(229,360)

Retained earnings after appropriations		—		—		—		—		9,587,835		2,252,929		10,858,538
Net income for the year		—		—		—		—		494,846		114,849		609,695
Issuance of common stock		3,501		—		—		—		—		—		3,501
Consideration for exchange rights		—		18,442		—		—		—		—		18,442
Exercise of exchange rights of exchangeable bond		—		(18,442)		451,157		—		—		—		432,715
Acquisition of treasury stock		—		—		(528,143)		—		—		—		(528,143)
Disposal of treasury stock		—		—		2,436,797		—		—		—		2,436,797
Retirement of treasury stock		—		—		508,912		—		(508,912)		—		—
Offset of loss on disposal of treasury stock		—		(375)		(890,650)		—		—		—		(891,025)
Acquisition of subsidiaries’ stock		—		—		(24,105)		—		—		(295,055)		(319,160)
Increase in subsidiaries’ capital stock		—		—		(697)		—		—		7,199		6,502
Acquisition of subsidiaries’ treasury stock		—		—		(29,266)		—		—		(251,048)		(280,314)
Changes in consolidated entities		—		—		—		—		—		26,682		26,682
Other share-based payment		—		—		700		—		—		—		700
Other capital adjustments		—		—		1,059		—		—		(811)		248
Stock option		—		8,311		(7,381)		—		—		—		930
Gain on translation of foreign operations		—		—		—		(4,891)		—		(3,751)		(8,642)
Loss on translation of foreign operations		—		—		—		(14,497)		—		(4,159)		(18,656)
Unrealized gain on valuation of available-for-sale securities		—		—		—		497		—		(610)		(113)
Unrealized loss on valuation of available-for-sale securities		—		—		—		4,262		—		3,425		7,687
Gain on valuation of derivatives for cash flow hedge		—		—		—		331		—		155		486
Loss on valuation of derivatives for cash flow hedge		—		—		—		(21,037)		—		(5,186)		(26,223)
Increase in equity of associates		—		—		—		(9,931)		—		(273)		(10,204)
Decrease in equity of associates		—		—		—		(10,155)		—		17		(10,138)
Change by merger		—		—		(89,375)		—		—		(1,553,491)		(1,642,866)

Balance as of December 31, 2009	(Won)	1,564,499	(Won)	1,448,569	(Won)	(2,165,728)	(Won)	(44,542)	(Won)	9,573,769	(Won)	290,872	(Won)	10,667,439

KT CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (CONTINUED)

FOR THE YEAR ENDED DECEMBER 31, 2009

	Common stock	Capital surplus	Capital adjustments	Other comprehensive income (loss)	Retained earnings	Noncontrolling interest	Total
	(In thousands of U.S. dollars) (Note 2)
Balance as of January 1, 2009 (as reported)	$1,341,467	$1,238,030	$(3,432,936)	$9,349	$8,433,906	$1,938,735	$9,528,551
Dividends	—	—	—	—	(194,457)	(2,647)	(197,104)

Retained earnings after appropriations	—	—	—	—	8,239,449	1,936,088	9,331,447
Net income for the year	—	—	—	—	425,254	98,697	523,951
Issuance of common stock	3,008	—	—	—	—	—	3,008
Consideration for exchange rights	—	15,848	—	—	—	—	15,848
Exercise of exchange rights of exchangeable bond	—	(15,848)	387,708	—	—	—	371,860
Acquisition of treasury stock	—	—	(453,868)	—	—	—	(453,868)
Disposal of treasury stock	—	—	2,094,098	—	—	—	2,094,098
Retirement of treasury stock	—	—	437,341	—	(437,341)	—	—
Offset of loss on disposal of treasury stock	—	(323)	(765,393)	—	—	—	(765,716)
Acquisition of subsidiaries’ stock	—	—	(20,715)	—	—	(253,560)	(274,275)
Increase in subsidiaries’ capital stock	—	—	(599)	—	—	6,187	5,588
Acquisition of subsidiaries’ treasury stock	—	—	(25,150)	—	—	(215,742)	(240,892)
Changes in consolidated entities	—	—	—	—	—	22,930	22,930
Other share-based payment	—	—	601	—	—	—	601
Other capital adjustments	—	—	910	—	—	(697)	213
Stock option	—	7,143	(6,342)	—	—	—	801
Gain on translation of foreign operations	—	—	—	(4,204)	—	(3,223)	(7,427)
Loss on translation of foreign operations	—	—	—	(12,458)	—	(3,575)	(16,033)
Unrealized gain on valuation of available-for-sale Securities	—	—	—	427	—	(524)	(97)
Unrealized loss on valuation of available-for-sale Securities	—	—	—	3,663	—	2,944	6,607
Gain on valuation of derivatives for cash flow hedge	—	—	—	285	—	133	418
Loss on valuation of derivatives for cash flow hedge	—	—	—	(18,079)	—	(4,457)	(22,536)
Increase in equity of associates	—	—	—	(8,534)	—	(234)	(8,768)
Decrease in equity of associates	—	—	—	(8,727)	—	15	(8,712)
Change by merger	—	—	(76,806)	—	—	(1,335,017)	(1,411,823)

Balance as of December 31, 2009	$1,344,475	$1,244,850	$(1,861,151)	$(38,278)	$8,227,362	$249,965	$9,167,223

See accompanying notes to consolidated financial statements

KT CORPORATION AND SUBSIDIAIRIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009

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

Upon the announcements of the Government-Invested Enterprises Management Basic Act and the Privatization Law, as of October 1, 1997, KT became a government invested institution regulated by the Korean Commercial Code and KT’s shares were listed on the Korea Exchange (formerly, “Korea Stock Exchange”) on December 23, 1998. KT issued 24,282,195 additional shares on May 29, 1999 and issued American Depository Shares (“ADS”), representing these new shares and government-owned shares on the New York Stock Exchange and the London Exchange. On July 2, 2001, additional ADS representing 55,502,161 government-owned shares were issued.

In 2002, KT acquired its 60,294,575 government-owned shares according to the government’s privatization plan for government-owned companies and there is no government-owned share as of December 31, 2009.

KT’s shares as of December 31, 2009 are owned as follows:

	Number of shares	Ownership percentage (%)
National Pension Service	22,084,320	8.46%
Employee Stock Ownership Association	7,605,163	2.91%
Others	214,226,985	82.04%
Treasury stock	17,195,340	6.59%

Total	261,111,808	100.00%

b. Consolidated Subsidiaries

The consolidated financial statements included the subsidiaries of which KT is the largest stockholder with more than 30% of ownership interests. The consolidated subsidiaries as of December 31, 2009 are as follows:

Subsidiary	Year of incorporation	Year of obtaining control	Primary business	Location	Financial year end
KT Powertel Co., Ltd. (“KTP”)	1985	1985	Trunk radio system business	Korea	Dec.31
KT Networks Corporation (“KTN”)	1986	1986	Group telephone management	Korea	Dec.31
KT Linkus Co., Ltd. (“KTL”)	1988	1988	Public telephone maintenance	Korea	Dec.31
KT Hitel Co., Ltd. (“KTH”)	1991	1992	Data communication	Korea	Dec.31
KT Submarine Co., Ltd. (“KTSC”)	1995	1995	Submarine cable construction and maintenance	Korea	Dec.31
KT Commerce Inc. (“KTC”)	2002	2002	B2C, B2B service	Korea	Dec.31
KT Tech, Inc. (formerly, “KTF Technologies Inc.”) (“KT Tech”)	2001	2002	PCS handset development	Korea	Dec.31

Subsidiary	Year of incorporation	Year of obtaining control	Primary business	Location	Financial year end
KT Internal Venture Fund No.2	2003	2003	Investment fund	Korea	Feb.28
KT M Hows Co., Ltd, (formerly, “KTF M Hows Co., Ltd.”) (“KT M Hows”)	2004	2004	Mobile marketing	Korea	Dec.31
KT Rental Co., Ltd. (“KTR”)	2005	2005	Rental service	Korea	Dec.31
Sidus FNH Corporation (“Sidus FNH”)	2005	2005	Movie production	Korea	Dec.31
Sidus FNH Benex Cinema Investment Fund	2006	2006	Movie investment fund	Korea	Dec.31
KT Capital Co., Ltd. (“KT Capital”)	2006	2006	Financing service	Korea	Dec.31
KT Telecop Co., Ltd. (formerly, “Telecop Service Co., Ltd.”) (“KT Telecop”)	2006	2006	Security service	Korea	Dec.31
KT M&S Co., Ltd. (formerly, “KTF M&S Co., Ltd.”) (“KT M&S”)	2007	2007	PCS distribution	Korea	Dec.31
KT Music Corporation (formerly, “KTF Music Corporation”) (“KT Music”)	1991	2007	Online music production and distribution	Korea	Dec.31
Doremi Media Co., Ltd. (“Doremi Media”)	1997	2007	Music disc manufacture	Korea	Dec.31
Nasmedia, Inc. (“Nasmedia”)	2000	2008	Online advertisement	Korea	Dec.31
Sofnics, Inc. (“Sofnics”)	2008	2008	Software development and sales	Korea	Dec.31
JungBoPremiumEdu Co., Ltd. (“JB Edu”)	2008	2008	Online education business	Korea	Dec.31
KT New Business Fund No. 1	2008	2008	Investment fund	Korea	Dec.31
KTDS (formerly, “KT DataSystems Co., Ltd.”)	2008	2008	System integration and maintenance	Korea	Dec.31
KTC Media Contents Fund 1	2008	2008	New technology investment fund	Korea	Apr.30
KTC Media Contents Fund 2	2009	2009	New technology investment fund	Korea	Dec.31
Vanguard Private Equity Fund	2009	2009	Corporate restructuring	Korea	Dec.31
Gyeonggi-KT Green Growth Fund	2009	2009	Venture investment of Green Growth Business	Korea	Dec.31
KT Innotz Inc.	2009	2009	Software development of mobile clouding computer and solution	Korea	Dec.31
Korea Telecom America, Inc. (“KTAI”)	1993	1993	Foreign telecommunication business	America	Dec.31
New Telephone Company, Inc. (“NTC”)	1993	1998	Foreign telecommunication business	Russia	Dec.31
Korea Telecom Japan Co., Ltd. (“KTJ”)	1999	1999	Foreign telecommunication business	Japan	Dec.31
Korea Telecom China Co., Ltd. (“KTCC”)	2003	2003	Foreign telecommunication business	China	Dec.31
PT. KT Indonesia (formerly, “PT. KTF Indonesia”)	2005	2005	Foreign telecommunication business	Indonesia	Dec.31
Super iMax	2007	2007	Wireless high speed internet business	Uzbekistan	Dec.31
East Telecom	2003	2007	Fixed line telecommunication business	Uzbekistan	Dec.31
KTSC Investment Management B.V.	2007	2007	Management of investment in Super iMax and East Telecom	Netherlands	Dec.31
Helios-TV	2008	2008	Cable TV business	Russia	Dec. 31

Details of investments in subsidiaries as of December 31, 2007, 2008 and 2009 are as follows:

Subsidiary	Year of Establishment	Primary Business	Ownership percentage (%)
			2007	2008	2009
KTP	1985	Trunk radio system business	44.85%	44.90%	44.90%
KTN	1986	Group telephone management	100.00%	100.00%	100.00%
KTL	1988	Public telephone maintenance	93.82%	93.80%	93.80%
KTH	1991	Data communication	65.94%	65.90%	65.90%
KTSC	1995	Submarine cable construction and maintenance	36.92%	36.90%	36.90%
KTF (Note 1)	1997	PCS Business	52.99%	54.30%	—
KTC (Note 2)	2002	B2C, B2B service	100.00%	100.00%	100.00%
KT Tech (formerly, “KTF Technologies, Inc.”)	2001	PCS handset development	78.79%	78.80%	78.80%
KT Internal Venture Fund No.2	2003	Investment fund	94.34%	94.30%	94.30%
KT M Hows (formerly, “KTF M Hows Co., Ltd.”)	2004	Mobile marketing	51.00%	51.00%	51.00%
KTR	2005	Rental service	100.00%	100.00%	100.00%
Sidus FNH	2005	Movie production	51.00%	51.00%	51.00%
Sidus FNH Benex Cinema Investment Fund (Note 3)	2006	Movie investment fund	43.33%	43.30%	43.30%
KT Capital (Note 4)	2006	Financing service	100.00%	100.00%	100.00%
KT Telecop (formerly, “Telecop Service Co., Ltd.”)	2006	Security service	93.82%	90.10%	90.10%
Olive Nine (Note 5)	1999	Broadcasting production	19.20%	19.50%	—
KT M&S (formerly, “KTF M&S Co., Ltd.”)	2007	PCS distribution	100.00%	100.00%	100.00%
KT FDS (Note 6)	1990	Software development and system integration	100.00%	100.00%	—
KT Music (formerly, “KTF Music Co., Ltd.”) (Note 7)	1991	Semiconductor and telecommunication equipment manufacture	35.28%	35.30%	48.70%
Doremi Media (Note 8)	1997	Recording device (magneto-optical disk) and music disc manufacture	64.24%	64.20%	64.20%
Nasmedia	2008	Online advertisement	—	50.00%	50.00%
Sofnics	2008	Software development and sales	—	60.00%	60.00%
JB Edu (Note 9)	2008	Online education business	—	54.60%	100.00%
KT New Business Fund No. 1 (Note 10)	2008	Investment fund	—	100.00%	100.00%
KTDS (formerly, “KT DataSystems Co., Ltd.”) (Note 11)	2008	System integration and maintenance	—	100.00%	95.30%
KTC Media Contents Fund 1 (Note 12)	2008	New technology investment fund	—	—	81.80%
KTC Media Contents Fund 2 (Note 13)	2009	New technology investment fund	—	—	93.00%
Vanguard Private Equity Fund (Note 14)	2009	Corporate restructuring	—	—	16.10%
Gyeonggi-KT Green Growth Fund (Note 15)	2009	Venture investment of Green Growth Business	—	—	61.10%
KT Innotz Inc. (Note 16)	2009	Software development of mobile clouding computer and solution	—	—	60.00%
KTAI	1993	Foreign telecommunication business	100.00%	100.00%	100.00%
NTC	1993	Foreign telecommunication business	79.96%	80.00%	80.00%
KTJ	1999	Foreign telecommunication business	100.00%	100.00%	100.00%
KTCC	2003	Foreign telecommunication business	100.00%	100.00%	100.00%
PT. KT Indonesia (formerly, “PT. KTF Indonesia”)	2005	Foreign telecommunication business	99.00%	99.00%	99.00%
Super iMax (Note 17)	2007	Wireless high speed internet business	60.00%	100.00%	100.00%
East Telecom (Note 17)	2003	Fixed line telecommunication business	51.00%	85.00%	85.00%
KTSC Investment Management B.V.	2007	Management of investment in Super iMax and East Telecom	60.00%	60.00%	60.00%
Helios-TV (Note 18)	2008	Cable TV business	—	100.00%	100.00%

(Note 1)	On June 1, 2009, KTF was merged into the Company.

(Note 2)	KTC is owned 19.0% by KT and 81.0% by KTH, respectively.

(Note 3)	Sidus FNH Benex Cinema Investment Fund is owned 20.0% by KT, 3.3% by KTH and 20.0% by Sidus FNH, respectively.

(Note 4)	On September 29, 2009, through a third party assignment, KTH acquired ownership interests in KT Capital for the purpose of creating synergy effects from the investment in financial business and accordingly, as of December 31, 2009, KT Capital is owned 73.7% by KT and 26.3% by KTH, respectively.

(Note 5)	The Company sold all of the 9,250,000 equity shares of Olive Nine on July 1, 2009. As a result, Olive Nine is excluded from consolidation

(Note 6)	The Company sold all of the 400,000 equity shares of KT FDS on August 13, 2009. As a result, KT FDS is excluded from consolidation.

(Note 7)	On April 13, 2009, KT Music (formerly, “KTF Music Co., Ltd.”) issued new shares and KT’s ownership interest in KT Music has increased from 35.3% to 48.7% as of December 31, 2009.

(Note 8)	Doremi Media is owned 64.2% by KT Music (formerly, “KTF Music Co., Ltd.”).

(Note 9)	During the year ended December 31, 2009, KT acquired 60,000 redeemable preferred shares and 300,000 common shares of JB Edu and accordingly, KT’s ownership interest in JB Edu has increased from 54.6% to 100.0% as of December 31, 2009.

(Note 10)	KT New Business Fund No. 1 is owned 90.9% by KT and 9.1% by KT Capital, respectively.

(Note 11)	On July 13, 2009, KTDS (formerly, “KT DataSystems Co., Ltd.”) issued new shares and KT’s ownership interest in KTDS has decreased from 100.0% to 95.3% as of December 31, 2009.

(Note 12)	KTC Media Contents Fund 1 has been excluded from the consolidation through 2008 since its total assets as of the end of prior year exceeded (Won)7 billion. In 2009, however, the Company accounts for the fund as subsidiaries and begins to consolidate. KTC Media Contents Fund 1 is owned 81.8% by KT Capital as of December 31, 2009.

(Note 13)	On October 23, 2009, KT, KT Capital, Sidus FNH and Nasmedia acquired 93.0% ownership interest of KTC Media Contents Fund 2 for (Won)6,002 million. KTC Media Contents Fund 2 is owned 43.5% by KT, 28.1% by KT Capital, 14.3% by Sidus FNH and 7.1% by Nasmedia, respectively.

(Note 14)	On July 24, 2009, KT Capital acquired 16.1% ownership interest of Vanguard Private Equity Fund for (Won)5,782 million. Although the Company’s ownership interest only represents 16.1%, Vanguard Private Equity Fund is included in consolidation since the Company has a substantive influence over the fund.

(Note 15)	On October 7, 2009, KT and KT Capital acquired 61.1% ownership interest of Gyeonggi-KT Green Growth Fund for (Won)17,500 million. Gyeonggi-KT Green Growth Fund is owned 40.3% by KT and 20.8% by KT Capital, respectively.

(Note 16)	On December 31, 2009, KT acquired 60.0% ownership interest of KT Innotz Inc. for (Won)3,000 million.

(Note 17)	Super iMax and East telecom are owned 100.0% and 85.0% by KTSC Investment Management B.V., respectively.

(Note 18)	Helios-TV is owned 100.0% by NTC.

2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

a. Basis of Financial Statement Presentation

KT and its domestic subsidiaries maintain their official accounting records in Korean won and prepare statutory financial statements in the Korean language (Hangul) in conformity with the accounting principles generally accepted in the Republic of Korea. Certain accounting principles applied by KT and subsidiaries (the “Company”) that conform to financial accounting standards and accounting principles in the Republic of Korea may not conform to generally accepted accounting principles in other countries. Accordingly, these consolidated financial statements are intended for use by those who are informed about Korean accounting principles and practices. The accompanying consolidated financial statements have been condensed, restructured and translated into English with certain expanded descriptions from the Korean language financial statements. Certain information included in the Korean language financial statements, but not required for a fair presentation of the Company’s financial position, results of operations, changes in equity or cash flows, is not presented in the accompanying consolidated financial statements. Balance sheet presented for comparative purpose as of December 31, 2008 changed its name into statement of financial position in accordance with the Article 1-2 of the Act on External Audit of Stock Companies, as amended.

b. Adoption of Statements of Korea Accounting Standards (“SKAS”)

No significant Korea accounting standards issued or revised in 2009 was adopted by the Company.

c. Cash and Cash Equivalents

Cash and cash equivalents includes cash, substitute securities including checks issued by others, and checking accounts, ordinary deposits and financial instruments, which can be easily converted into cash and whose value changes due to changes in interest rates are not material, with maturities (or date of redemption) of three months or less upon acquisition.

d. Allowance for Doubtful Accounts

An allowance for doubtful accounts is provided to cover estimated losses on receivables (account receivable–trade, account receivable—other, loans and other), based on collection experience and analysis of the collectability of individual outstanding receivables.

Changes in the allowance for doubtful accounts for accounts receivable—trade and loans for each of the three years in the period ended December 31, 2007, 2008 and 2009 are as follows (in millions of Korean won):

	2007		2008		2009
Balance at the beginning of year	(Won)	563,164	(Won)	487,729	(Won)	488,739
Provision		71,390		148,972		104,977
Write-offs		(146,825)		(147,962)		(116,592)

Balance at the end of year	(Won)	487,729	(Won)	488,739	(Won)	477,124

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

f. Securities (excluding the equity method investment securities)

Debt and equity securities are initially stated at the market value of consideration given for acquisition (market value of securities acquired if market value of consideration given is not available) plus incidental costs attributable to the acquisition of the securities and are classified into trading, available-for-sale, and held-to-maturity securities depending on the purpose and nature of acquisition. Trading securities are presented as short-term investments while available-for-sale securities and held-to-maturity securities are presented as short-term investments or long-term investment securities depending on their nature in the statements of financial position. The moving average method for equity securities and the specific identification method for debt securities are used to determine the cost of securities for the calculation of gain (loss) on disposal of those securities.

•	Trading securities

Securities that are bought and held principally for the purpose of selling them in the near term with active and frequent buying and selling, including securities which consist of a portfolio of securities with the clear objective of generating profits on short-term differences in price, are classified as trading securities. Trading securities are recorded at their fair value and unrealized gains or losses from trading securities are recorded as gain (loss) on valuation of trading securities included in non-operating revenues (expenses).

•	Held-to-maturity securities

Debt securities that have fixed or determinable payments with a fixed maturity are classified as held-to-maturity securities only if the Company has both the positive intent and ability to hold those securities to maturity. Debt securities, whose maturity dates are due within one year from the end of reporting period, are classified as current assets.

After initial recognition, held-to-maturity securities are stated at amortized cost in the statements of financial position. When held-to-maturity securities are measured at amortized costs, the difference between their acquisition cost and face value is amortized using the effective interest rate method and the amortization is included in the cost and interest income.

When the possibility of not being able to collect the principal and interest of held-to-maturity securities according to the terms of the contracts is highly likely, the difference between the recoverable amount (the present value of expected cash flows using the effective interest rate upon acquisition of the securities) and book value are recorded as loss on impairment of held-to-maturity securities included in non-operating expenses and the held-to-maturity securities are stated at the recoverable amount after impairment loss. If the value of impaired securities subsequently recovers and the recovery can be objectively related to an event occurring after the impairment loss was recognized, the reversal of impairment loss are recorded as reversal of impairment loss on held-to-maturity securities included in non-operating revenues. However, the resulting carrying amount after the reversal of impairment loss shall not exceed the amortized cost that would have been measured, at the date of the reversal, if no impairment loss were recognized.

•	Available-for-sale securities

Debt and equity securities that do not fall under the classifications of trading or held-to-maturity securities are categorized and presented as available-for-sale securities included in investment assets. However, if an available-for-sale security matures or it is certain that such security will be disposed of within one year from the end of reporting period, it is classified as a current asset.

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

When there is objective evidence that the available-for-sale securities are impaired and the recoverable amount is lower than the cost (amortized cost for debt securities) of the available-for-sale securities, an impairment loss is recognized as loss on impairment of available-for-sale securities of non-operating expenses and an unrealized gain or loss related to the impaired available-for-sale securities remaining in stockholders’ equity is adjusted to the impairment loss. If the value of impaired securities subsequently recovers and the recovery can be objectively related to an event occurring after the impairment loss was recognized, the reversal of impairment loss can be recognized up to the previously recorded impairment loss as a reversal of loss on impairment of available-for-sale securities included in non-operating revenues. However, if the fair value increases after the impairment loss is recognized but does not relate to the recovery of impairment loss as described above, the increase in fair value is recorded in stockholders’ equity.

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

The Company’s proportionate share in the gain (loss) arising from transactions between the Company and the investee, which remains in the book value of assets held at financial year-end is considered unrealized gain (loss) and adjusted to equity method investment securities.

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

Useful lives (years)
Buildings	5-60
Structures	5-40
Machinery and equipment:
Underground access to cable tunnels, and concrete and steel telephone poles	20-40
Machinery	3-15
Other	6-15
Vehicles	3-10
Other property and equipment
Tools	3-8
Office equipment	2-20

When the expected future cash flow from use or disposal of the property and equipment is lower than the carrying amount due to obsolescence, physical damage and other, the carrying amount is adjusted to the recoverable amount (the higher of net sales price or value in use) and the difference is recognized as an impairment loss. The Company recorded loss on impairment of property and equipment totaling (Won)7,990 million, (Won)20,676 million and (Won)1,236 million for the years ended December 31, 2007, 2008 and 2009, respectively. Meanwhile, when the recoverable amount subsequently exceeds the carrying amount of the impaired asset, the excess is recorded as a reversal of impairment loss to the extent that the reversed asset does not exceed the carrying amount before previous impairment as adjusted by depreciation. There was no reversal of impairment loss for the years ended December 31, 2007, 2008 and 2009.

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

Intangible assets are amortized based on the following useful lives:

Useful lives (years)
Research and development cost	3-8
Goodwill and negative goodwill	4-10
Software	4-8
Industrial rights	5-10
Frequency usage rights	5.75 from the date of service commencement or 13
Other intangible assets	10-50

Research related costs are generally expensed as operating expenses. Development costs which meet certain requirements and from which future economic benefit is certain are capitalized as intangible assets and the amortization over the estimated useful lives is recorded as operating expenses. Development costs associated with new telecommunication businesses such as Integrated Customer Information System (“ICIS”) and Broadband Integrated Services Digital Network (“B-ISDN”) and software such as Integrated Logistics Information System, Information Superhighway and Enterprise Resource Planning (“ERP”) are accounted for as intangible assets.

The Company was elected as a WiBro business provider on January 20, 2005 and paid (Won)125,800 million to the Korea Communications Commission (the “KCC”) in exchange for the usage right to frequency range of 2331.5~2358.5 Mhz obtained on March 30, 2005. The rights have a contractual life of 7 years from the grant date and are amortized over the remaining contractual life commencing from June 30, 2006 when commercial service was initiated.

On December 15, 2000, KTF had acquired the license to provide third generation mobile services utilizing 2GHz frequency band (“IMT-2000 service”) for which a total payment of (Won)1,300 billion is to be paid to Korea Communications Commission (“KCC”) as a license fee. KTF paid (Won)650 billion out of the total license fee on March 20, 2001 and the remaining balance of (Won)650 billion is required to be paid including interest for five years from 2007 to 2011 of which (Won)110 billion and (Won)130 billion was paid in 2008 and 2009, respectively.

Future payment schedule of the license fees as of December 31, 2009 is as follows (in millions of Korean won):

Year ending December 31,
2010	(Won)	150,000
2011		170,000

Total	(Won)	320,000

The Company tests for impairment of intangible assets whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the recoverable amount of the assets. When the recoverable amount (the higher of net sales price or value in use) of intangible assets is significantly lower than the carrying amount due to obsolescence, and other, the difference is recognized as an impairment loss. When the recoverable amount subsequently exceeds the carrying amount of the impaired asset, the excess is recorded as a reversal of impairment loss to the extent that the reversed asset does not exceed the carrying amount before the previous impairment as adjusted for amortization. The Company recorded loss on impairment of intangible assets totaling (Won)9,178 million, (Won)5,865 million and (Won)7,742 million for the years ended December 31, 2007, 2008 and 2009, respectively. There was no reversal of impairment loss for the years ended December 31, 2007, 2008 and 2009.

Goodwill, which represents the excess of the acquisition cost over the fair value of net identifiable assets acquired related to entities that are being consolidated, is amortized on a straight-line basis over a reasonable period. However, if the recoverable amount is significantly lower than the book value, an impairment loss on goodwill is charged against current earnings. Negative goodwill, which represents the excess of the fair value of net identifiable assets acquired over the acquisition cost, is recorded as a contra account (reduction) to intangible assets. For the years ended December 31, 2007, 2008 and 2009, the amortization of goodwill of (Won)138,405 million, (Won)145,154 million and (Won)137,487 million, respectively, are included in operating expenses and the reversal of negative goodwill of (Won)518 million, (Won)65 million and nil, respectively, are included in non-operation revenues.

j. Government Subsidies and Others

Government subsidies, including contributions for construction, granted for the purpose of acquisition of certain assets are recorded as a deduction from the assets granted or other assets acquired for the temporary use of the assets granted. When the related assets are acquired, they are recorded as a deduction from the acquired assets and offset against the depreciation of the acquired assets over their useful lives. In addition, government subsidies and contributions for construction without any repayment obligation is offset against the related expenses for which they are intended to compensate, however, if there is no matching expense, they are recorded as operating or non-operating revenue depending on whether they are directly related to the Company’s principal operating activities. Government subsidies and contributions for construction with a repayment obligation are recorded as a liability.

k. Present Value Discount for Assets and Liabilities

Receivables or payables from long-term installment transactions, long-term loans/borrowings or the other similar transactions are stated at present value which is determined by discounting total amounts receivable or payable in the future using the effective interest rate, if the nominal value is significantly different from the present value. The discount or premium resulting from the determination of present value should be reported in the statements of financial position as a direct deduction from or addition to the nominal value of the related receivables or payables and the amortization by the effective interest rate method is included in the period income (loss).

l. Translation of Assets and Liabilities Denominated in Foreign Currency

Transactions denominated in foreign currencies are recorded in Korean won translated at the exchange rate prevailing on the transaction date and the resulting gain (loss) from foreign currency transactions is included in non-operating revenues (expenses). Monetary assets and liabilities denominated in foreign currency are translated into Korean won at the Base Rates announced by Seoul Money Brokerage Services, Ltd. on the end of reporting period, which were, for U.S. dollars, (Won)938.2: USD 1, (Won)1,257.5: USD 1 and (Won)1,167.6: USD 1 at December 31, 2007, 2008 and 2009, respectively, and the resulting gain (loss) from foreign currency translation is included in non-operating revenues (expenses).

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

n. Provisions for Severance Indemnities

In accordance with KT and its domestic subsidiaries’ policies, all employees with more than one year of service are entitled to receive lump-sum severance payments upon termination of their employment, based on their current rates of salary and length of service. The accrual for severance indemnities is computed as if all employees were to terminate at the end of reporting period and amounted to (Won)1,708,640 million and (Won)1,488,086 million for the years ended December 31, 2008 and 2009, respectively.

The Company has insured a portion of its obligations for severance indemnities by making deposits, that will be directly paid to employees, with Samsung Life Insurance and other and records them as deposits for severance insurance deposits which is directly deducted from the accrued severance indemnities.

o. Provisions

The Company recognizes a provision for a liability with uncertain timing or amount when (1) there is a present obligation of the Company arising from past events, (2) it is highly likely that an outflow of resources will be required to settle the obligation, and (3) the amount for the settlement of the obligation can be reliably measured.

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

q. Share-based Payment

The Company’s share-based payment transactions are accounted for in accordance with SKAS No.22 “Share-based Payment” which is effective from fiscal year beginning on or after December 31, 2007. As allowed in the transition clause of SKAS No. 22, for employee stock options granted before January 1, 2008, the Company accounts for them in accordance with Interpretation No. 39-35 “Accounting for Stock Options”.

(i) Stock Options

The Company has granted stock options to its executive officers and directors prior to January 1, 2008, and for equity-settled stock options, the Company records compensation expenses which are allocated over the period in which the options vest with the corresponding credit to the capital adjustments. When the options are exercised with the issuance of new shares, the difference between the exercise price plus the stock option cost recorded in the capital adjustments account and the par value of the new shares issued, is recorded as additional paid-in capital. In the event the Company grants stock options based on cash-settled share-based payment, the Company records compensation expenses which are allocated over the period in which the options vest with the corresponding liability recorded.

When stock options are forfeited because the specified vesting requirements are not satisfied, previously recognized compensation costs are reversed to earnings and the corresponding capital adjustments or liabilities are reversed as well. When stock options expire, previously recognized compensation costs and corresponding capital adjustments are reversed to capital surplus.

(ii) Other Share-based Payment

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

(ii) Lessors

For operating leases, lease payments on a lease contract are recognized as other revenues on a straight-line basis over the lease term. For finance leases, lessors are required to present finance lease assets as receivables in statements of financial position, at an amount equal to the fair value of the leased property at the inception of lease and required to recognize the lease payments received as repayment of the finance lease receivables and interest income.

s. Revenue Recognition

The Company’s service revenues, which include revenues derived from telephone services, internet services and data services, are recognized on a service-rendered basis. In connection with such services, KCC and other government entities have extensive authority to regulate the Company’s fees. Rates for local call, interconnection and broadband internet access services provided by the Company should be approved by KCC. As for other telecommunication services, the related rates are just required to be reported to KCC.

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

t. Income Taxes

When the Company recognizes deferred income tax assets or liabilities for the temporary differences between the carrying amount of an asset and liability and tax base, a deferred income tax liability for taxable temporary difference is fully recognized except to the extent in accordance with income tax related SKAS while a deferred tax asset for deductible temporary difference is recognized to the extent that it is almost certain that taxable profit will be available against which the deductible temporary difference can be utilized. Deferred income tax asset (liability) is classified as current or non-current asset (liability) depending on the classification of related asset (liability) in the statements of financial position. Deferred income tax asset (liability) which does not relate to specific asset (liability) account in the statements of financial position such as deferred income tax asset recognized for tax loss carryforwards is classified as current or non-current asset (liability) depending on the expected reversal period. Deferred income tax assets and liabilities in the same tax jurisdiction and in the same current or non-current classification are presented on a net basis. Current and deferred income tax expense are included in income tax expense in the statement of operations and additional income taxes or tax refunds for the prior periods are included in income tax expense for the current period when recognized. However, income taxes resulting from transactions or events, which were directly recognized in stockholders’ equity in current or prior periods, or business combinations are directly adjusted to equity account or goodwill (or negative goodwill).

u. Use of Estimates

The Company’s management uses reasonable estimates and assumptions in preparing the accompanying non-consolidated financial statements in accordance with accounting principles generally accepted in the Republic of Korea. The estimates and assumptions can change according to additional experience, changes in circumstances, new information and other and may be different from actual results.

v. Elimination of Inter-Company Unrealized Gain/Loss

Unrealized gains and losses included in the inventories, property and equipment and other which were acquired by transactions amongst KT and subsidiaries are fully eliminated using the gross margin ratio of the transactions and the gains and losses on disposal.

w. Translation of Overseas Subsidiaries’ Financial Statements

For overseas subsidiaries whose financial statements are prepared in foreign currencies, assets and liabilities are translated at the exchange rate at the consolidated end of reporting period and statement of income items are translated at the average exchange rate for the respective fiscal period. Net translation adjustments are recorded as gain (loss) on translation of foreign operations included in the accumulated other comprehensive income.

x. Changes in Consolidated Entities

For the year ended December 31, 2009, KTC Media Contents Fund 1, KTC Media Contents Fund 2, Vanguard Private Equity Fund, Gyeonggi-KT Green Growth Fund and KT Innotz Inc. are newly included in the consolidation while equity interests in Olive Nine and KT FDS were sold in 2009 and those companies were excluded from the consolidation.

y. Reclassifications of Prior Year Financial Statements

Certain reclassifications have been made in prior year financial statements to conform to classifications used in the current period. Such reclassifications did not have an effect on the net assets and net income of the Company as of and for the year ended December 31, 2007 and 2008.

z. Basis of Translating Consolidated Financial Statements

The consolidated financial statements are expressed in Korean won and, solely for the convenience of the reader, the consolidated financial statements as of and for the years ended December 31, 2009, have been translated into U.S. dollars at the rate of (Won)1,163.65 to USD1 at December 31, 2009, the noon buying rate in the City of New York for cable transfers in Korean won as certified for customs purposes by the Federal Reserve Bank of New York on the last business day of the year ended December 31, 2009. The translation should not be construed as a representation that any or all of the amounts shown could be converted into U.S. dollars at this or any other rate.

3.    RESTRICTED DEPOSITS

Details of restricted deposits as of December 31, 2008 and 2009 are as follows (in millions of Korean won):

		2008		2009		Description
Cash and cash equivalents	Restricted deposits	(Won)	5,253	(Won)	10,241	Restricted for research and development project and construction
Short-term investment assets	Time deposits		24,687		12,817	Guarantee deposits and others
Long-term financial instruments	Checking account deposits		44		3,035	Checking account deposits and others

Total		(Won)	29,984	(Won)	26,093

4.    INVENTORIES

Inventory valuations as of December 31, 2008 and 2009 are summarized as follows (in millions of Korean won):

	2008						2009
	Cost		Lower of cost or market value		Valuation allowance		Cost		Lower of cost or market value		Valuation allowance
Merchandise	(Won)	413,448	(Won)	386,595	(Won)	(26,853)	(Won)	625,253	(Won)	580,096	(Won)	(45,157)
Supplies		27,008		25,547		(1,461)		43,996		39,280		(4,716)
Goods in transit		40		40		—		69,250		69,250		—
Other		12,659		12,659		—		10,776		10,776		—

Total	(Won)	453,155	(Won)	424,841	(Won)	(28,314)	(Won)	749,275	(Won)	699,402	(Won)	(49,873)

5.    LOANS

Loans as of December 31, 2008 and 2009 are summarized as follows (in millions of Korean won):

a. Loans

	2008		2009
Factoring receivables	(Won)	9,074	(Won)	15,077
Allowance for doubtful accounts		(63)		(76)
Loans		256,010		448,398
Deferred incidental expense (revenue) of loans		(88)		(753)
Allowance for doubtful accounts		(2,773)		(9,168)
Accounts receivable-loans		994		2,154
Allowance for doubtful accounts		(12)		(94)
Loans for installment credit		29,891		28,412
Deferred incidental expense (revenue) of loans		(10)		5
Allowance for doubtful accounts		(1,285)		(2,334)
Accounts receivable-loans for installment credit		1,155		950
Allowance for doubtful accounts		(9)		(14)
New technology financial investment assets		—		200
Allowance for doubtful accounts		—		(94)
New technology financial loans		—		2,500
Allowance for doubtful accounts		—		(237)

Total—loans	(Won)	297,026	(Won)	496,943

Total—allowance for doubtful accounts	(Won)	(4,142)	(Won)	(12,017)

b. Long-term loans

	2008		2009
Factoring receivables	(Won)	2,770	(Won)	2,945
Allowance for doubtful accounts		(19)		(15)
Loans		207,647		378,768
Deferred incidental expense (revenue) of loans		(2,876)		(3,593)
Allowance for doubtful accounts		(4,760)		(7,242)
Loans for installment credit		49,936		43,833
Deferred incidental expense (revenue) of loans		334		179
Allowance for doubtful accounts		(2,493)		(2,994)
New technology financial investment assets		1,000		1,356
Allowance for doubtful accounts		(400)		(911)
New technology financial loans		2,368		2,932
Allowance for doubtful accounts		(62)		(277)

Total—long-term loans	(Won)	261,179	(Won)	426,420

Total—allowance for doubtful accounts		((Won)7,734)		((Won)11,439)

6.    SECURITIES

Securities as of December 31, 2008 and 2009 are summarized as follows (in millions of Korean won):

a. Short-term investment assets

	2008		2009
Short-term financial instruments	(Won)	243,649	(Won)	387,534
Short-term loans to employee		43,456		34,402
Beneficiary certificates		39,696		15,470
Available-for-sale securities (Equity securities)		82,071		6,508
Available-for-sale securities (Debt securities)		2,171		3
Held-to-maturity securities		6,095		17

Total	(Won)	417,138	(Won)	443,934

b. Available-for-sale securities

i) Equity securities

	2008
	Percentage of ownership (%)	Acquisition cost		Fair value or net book value		Book value		Unrealized gains (losses) (Note 1)
Current assets:
Beneficiary certificates		(Won)	82,000	(Won)	82,071	(Won)	82,071	(Won)	71

Non-current assets:
Krtnet Corp.	7.4%		1,954		1,832		1,832		(122)
GaeaSoft Corp.	2.0%		533		282		282		(251)
PT.Mobile-8	2.3%		10,069		2,322		2,322		(7,747)
Solid Technologies, Inc.	4.7%		590		1,602		1,602		1,012
Ongamenet Co., Ltd.	11.4%		1,186		4,474		4,474		3,288
Bixolon Co., Ltd.	0.0%		11		7		7		(4)
Shinhan Venture Capital Co., Ltd. (Note 2)	0.0%		1,800		900		900		—
Korea Information Certificate Authority, Inc. (Note 2)	9.3%		2,000		2,242		2,000		—
Korea Software Financial Cooperative (“KSFC”) (Note 2)	0.9%		1,000		1,229		1,000		—
Digitalinside Co., Ltd. (Note 2)	7.2%		499		—		—		—
Vacom Wireless, Inc. (Note 2)	16.8%		1,880		1,516		641		—
Wiz Communication Co., Ltd. (Note 2)	7.5%		200		609		200		—
Korea Telecommunications Operators Association (“KTOA”) (Note 2)	0.0%		689		689		689		—
Softbank Korea Co., Ltd. (Note 2)	6.7%		1,406		959		959		—
Binext CT Financial Cooperative (Note 2)	15.0%		1,500		1,409		1,500		—
Entaz Co., Ltd. (Note 2)	8.7%		1,000		919		1,000		—
Luxpia Co., Ltd. (Note 2)	6.0%		1,000		1,000		1,000		—
Neighbor Systems Co., Ltd. (Note 2)	10.4%		525		453		525		—
Others (Note 2)			75,712		44,845		48,894		1,123

Sub total			103,554		67,289		69,917		(2,701)

Total		(Won)	185,554	(Won)	149,360	(Won)	151,988	(Won)	(2,630)

	2009
	Percentage of ownership (%)	Acquisition cost		Fair value or net book value		Book value		Unrealized gains (losses) (Note 1)
Current assets:
Beneficiary certificates		(Won)	6,500	(Won)	6,508	(Won)	6,508	(Won)	8

Non-current assets:
Krtnet Corp.	7.4%		1,954		2,626		2,626		672
GaeaSoft Corp.	2.0%		533		487		487		(46)
PT.Mobile-8	2.3%		10,069		2,504		2,504		8
Solid Technologies, Inc.	4.7%		590		2,348		2,348		1,758
Ongamenet Co., Ltd.	11.4%		1,186		5,527		5,527		3,386
Shinhan Venture Capital Co., Ltd. (Note 2)	0.0%		1,800		900		900		—
Korea Information Certificate Authority, Inc. (Note 2)	9.3%		2,000		2,499		2,000		—
Korea Software Financial Cooperative (“KSFC”) (Note 2)	1.1%		1,220		1,553		1,220		—
MBC-ESS Sports Co., Ltd. (Note 2)	9.0%		1,800		—		—		—
Digitalinside Co., Ltd. (Note 2)	7.2%		499		—		—		—
Vacom Wireless, Inc. (Note 2)	16.8%		1,880		657		641		—
Wiz Communication Co., Ltd. (Note 2)	18.4%		490		2,673		1,987		1,167
Korea Telecommunications Operators Association (“KTOA”) (Note 2)	9.9%		689		2,237		689		—
Softbank Korea Co., Ltd. (Note 2)	6.7%		1,406		959		959		—
Binext CT Financial Cooperative (Note 2)	17.6%		3,000		2,885		3,000		—
Entaz Co., Ltd. (Note 2)	8.7%		1,000		1,015		1,000		—
Luxpia Co., Ltd. (Note 2)	5.5%		1,000		1,000		1,000		—
Neighbor Systems Co., Ltd. (Note 2)	10.4%		525		567		525		—
Others (Note 2)			104,739		78,697		84,516		427

Sub total			136,380		109,134		111,929		7,372

Total		(Won)	142,880	(Won)	115,642	(Won)	118,437	(Won)	7,380

(Note 1)	The amounts are not adjusted for the tax effects and noncontrolling interests in consolidated subsidiaries.

(Note 2)	Investments in equity securities above, which are recorded at book value of (Won)43,007 million and (Won)96,739 million for the years ended December 31, 2008 and 2009, respectively, do not have readily determinable fair values and therefore are stated at cost. In addition, if the estimated recoverable amount of the securities below their acquisition cost and such difference is not deemed recoverable, write-downs of the individual securities are recorded to reduce the carrying value.

For the year ended December 31, 2009, the Company disposed of its interests in certain investees including Bixolon Co., Ltd. and beneficiary certificates, and recognized gross gains and losses on disposal of available-for-sale securities amounting to (Won)9,496 million and (Won)8 million, respectively. As the estimated recoverable amount of the investments in PT.Mobile-8, MBC-ESS Sports Co., Ltd. and other fell below the acquisition cost and such difference is not deemed recoverable, the Company recognized an impairment loss amounting to (Won)10,102 million for the year ended December 31, 2009.

In accordance with SKAS No. 24 “Preparation and Presentation of Financial Statement II (Financial Industry)”, the gain and loss on disposal of available-for –sale securities amounting to (Won)3,012 million and (Won)2,412 million, recognized by KT Capital are classified as operating revenue and expense, respectively.

ii) Debt securities

		2008
		Maturity	Amortized cost		Fair value		Unrealized gains (losses) (Note)
Current assets:
Government and public bonds	National and local governments	2009	(Won)	121	(Won)	121	(Won)	—
Financial bonds of small and medium enterprise	Industrial Bank of Korea	2009		1,000		1,000		—
Convertible bonds	Neurons, lnc.	2009		650		650		—
	ImageClick Corporation.	2009		400		400		—

Sub total				2,171		2,171		—

Non-current assets:
Government and public bonds	National and local governments	2010~2019		115		115		—
	Lifecord international Co., Ltd.	2011		2,800		2,800		—
Convertible bonds	Foosung Co., Ltd.	2011		2,000		1,820		(180)
Bonds with warrant	Samyoung connect Co., Ltd.	2010		92		92		—

Sub total				5,007		4,827		(180)

Total			(Won)	7,178	(Won)	6,998	(Won)	(180)

		2009
		Maturity	Amortized cost		Fair value		Unrealized gains (losses) (Note)
Current assets:
Government and public bonds	National and local governments	2010	(Won)	3	(Won)	3	(Won)	—

Sub total			(Won)	3	(Won)	3	(Won)	—

Non-current assets:
Government and public bonds	National and local governments	2011~2014		64		64		—
Convertible bonds	Tongyang Value Ocean Special Purpose Acquisition Company	2013		200		200		—
	Foosung Co., Ltd.	2011		2,000		2,420		420
	Probe corp.	2012		1,000		1,000		—
Bonds with warrant	KB2B.	2014		1,677		1,677		—

Sub total				4,941		5,361		420

Total			(Won)	4,944	(Won)	5,364	(Won)	420

(Note)	The amounts are not adjusted for the tax effects and noncontrolling interests in consolidated subsidiaries.

iii) Changes in unrealized gains (losses)

	2008				2009
	Equity securities		Debt securities		Equity securities		Debt securities
Balance at beginning of period	(Won)	18,322	(Won)	—	(Won)	(2,630)	(Won)	(180)
Realized gains on disposal of securities, net		(5,587)		—		5,595		—
Changes in unrealized gains (losses), net		(15,365)		(180)		4,415		600

Balance at end of period	(Won)	(2,630)	(Won)	(180)	(Won)	7,380	(Won)	420

The amounts are not adjusted for the tax effects and noncontrolling interests in consolidated subsidiaries.

d. Held-to-maturity Securities

		2008
		Maturity	Amortized cost		Book value
Current assets:
Government and public bonds	National and local governments	2009	(Won)	9	(Won)	9
Commercial paper	IBK Capital Corporation	2009		1,030		1,030
	Lotte Engineering & Construction Co., Ltd.	2009		4,956		4,956
Subordinated bonds	Shinhan Bank	2009		100		100

Sub total				6,095		6,095

Non-current assets:
Government and public bonds	National and local governments	2011		77		77
Asset backed securities	New Generation Securitization Specialty Co., Ltd.	2010~2014		8,000		8,000

Sub total				8,077		8,077

Total			(Won)	14,172	(Won)	14,172

		2009
		Maturity	Amortized cost		Book value
Current assets:
Government and public bonds	National and local governments	2010	(Won)	17	(Won)	17

Sub total				17		17

Non-current assets:
Government and public bonds	National and local governments	2011~2014		7		7
		2011		58		58

Sub total				65		65

Total			(Won)	82	(Won)	82

7.    EQUITY METHOD INVESTMENT SECURITIES

Investments in securities accounted for using the equity method as of December 31, 2008 and 2009 are summarized as follows (in millions of Korean won):

a. Details of Equity Method Investment Securities

	2008
	Number of shares	Percentage of ownership (%)	Acquisition cost		Equity in net asset value		Book value		Market value
Company K Movie Asset Fund No. 1 (Note 1)	90	60.0%	(Won)	9,000	(Won)	8,803	(Won)	8,803	(Won)	—
KT-Global New Media Fund	600	50.0%		6,000		5,817		5,817		—
Korea Telephone Directory Co., Ltd. (“KTD”)	1,360,000	34.0%		6,800		8,358		8,358		—
Metropol Property LLC	—	34.0%		1,739		434		1,776		—
Korea Information Technology Fund	100	33.3%		100,000		110,909		110,909		—
KBSi Co., Ltd.	952,000	32.4%		4,760		4,679		4,679		—
eNtoB Corp.	970,000	30.3%		6,050		8,187		8,740		—
Korea Digital Satellite Broadcasting Co., Ltd. (“KDB”)	22,706,000	23.3%		195,976		22,000		32,928		—
Sky Life Contents Fund	45	22.5%		4,500		3,737		3,737		—
Everyshow	300,000	21.3%		1,500		1,226		1,226		—
Kiwoom Investment Co., Ltd.	1,800,000	20.2%		9,000		6,953		6,953		—
Goodmorning F Co., Ltd. (Note 3)	114,000	19.0%		254		1,460		1,460		—

	2008
	Number of shares	Percentage of ownership (%)	Acquisition cost		Equity in net asset value		Book value		Market value
CU Industrial Development Co., Ltd. (formerly, “CURD”) (Note 3)	266,000	19.0%		506		8,369		8,369		—
KTCS Corporation (formerly, “Korea Information Data Corp.”) (Note 3)	760,000	19.0%		3,800		13,666		13,666		—
KTIS Corporation (formerly, “Korea Information Service Corp.”) (Note 3)	570,000	19.0%		2,850		12,812		12,812		—
Korea Seoul Contact all Co., Ltd. (Note 3)	45,600	19.0%		228		327		327		—
Korea Service and Communication Co., Ltd. (Note 3)	45,600	19.0%		228		341		341		—
Korea Call Center Co., Ltd. (Note 3)	45,600	19.0%		228		332		332		—
TMWorld Co., Ltd. (Note 3)	45,600	19.0%		228		320		320		—
Ubiquitous Marketing Service and Communication Co., Ltd. (“UMS&C”) (Note 3)	45,600	19.0%		228		293		293		—
Exdell Corporation (Note 3)	38,000	19.0%		190		218		218		—
Information Technology Service Bukbu Corporation (Note 3)	38,000	19.0%		190		225		225		—
Information Technology Solution Nambu Corporation (Note 3)	38,000	19.0%		190		221		221		—
Information Technology Solution Seobu Corporation (Note 3)	38,000	19.0%		190		222		222		—
Information Technology Solution Busan Corporation (Note 3)	38,000	19.0%		190		246		246		—
Information Technology Solution Jungbu Corporation (Note 3)	38,000	19.0%		190		295		295		—
Information Technology Solution Honam Corporation (Note 3)	38,000	19.0%		190		248		248		—
Information Technology Solution Daegu Corporation (Note 3)	38,000	19.0%		190		218		218		—
MOS facilities Co., Ltd. (formerly, “Mostech Co., Ltd.”) (Note 3)	200,000	17.9%		5,000		41		41		—
Wooridul Entertainment Investment Fund-1	1,600	20.0%		1,600		1,529		1,529		—
Mongolian Telecommunications (“MTC”)	10,348,111	40.0%		3,450		13,289		13,289		12,806
KTC Media Contents Investment Fund No.1 (Note 4)	45	81.8%		4,500		4,510		4,510		—
KTF-CJ Music Contents Investment Fund (Centurion Music 1) (Note 1)	50	50.0%		5,000		5,038		5,038		—
KT-DoCoMo Mobile Investment Fund (formerly, “KTF-DoCoMo Mobile Investment Fund”)	4,500,000,000	45.0%		4,500		4,439		4,439		—
Boston Film Fund (Note 1)	800	39.0%		8,000		4,281		4,281		—
Harex InfoTech Inc.	225,000	21.2%		3,375		248		631		—
U-Mobile (Note 3)	62,601,493	16.5%		96,700		33,102		82,663		—
Shinhan-KT Mobilecard Co., Ltd. (formerly, “Shinhan-KTF Mobilecard Co., Ltd.”)	199,999	50.0%		1,000		708		708		—
Olive Nine Entertainment Co., Ltd. (Note 4)	140,000	67.7%		4,200		(1,074)		—		—
The Contents Entertainment (Note 4)	30,500	50.8%		1,754		3		950		—
Olive Nine Creative Co., Ltd.	40,000	42.9%		200		150		150		—
Music City China Co., Ltd. (Note 4)	—	100.0%		144		—		—		—
Doremi Music Publishing Co., Ltd. (Note 4)	10,000	100.0%		200		(7)		—		—
PARANGOYANGI (Note 4)	4,000,000	100.0%		2,900		(303)		—		—
Music City Media Co., Ltd. (Note 4)	208,000	94.6%		1,040		(688)		—		—
Dooristar Co., Ltd.	980,000	49.0%		1,500		(398)		—		—
Oscar ent. Co., Ltd.	7,865	49.0%		650		384		384		—
D&G Star Co., Ltd. (Note 4)	52,000	70.3%		260		190		190		—
Paramount Music Co., Ltd.	7,848	48.9%		1,000		313		313		—
Onestone Communication Co., Ltd. (Note 4)	100,000	100.0%		1,159		263		206		—
Netcom	156	26.5%		90		80		80		—
TPS (Note 4)	—	100.0%		164		205		205		—
ETN (Note 4)	—	100.0%		1		1		1		—

Total			(Won)	503,782	(Won)	287,220	(Won)	353,347	(Won)	12,806

	2009
	Number of shares	Percentage of ownership (%)	Acquisition cost		Equity in net asset value		Book value		Market value
Company K Movie Asset Fund No. 1 (Note 1)	90	60.0%	(Won)	9,000	(Won)	8,806	(Won)	8,806	(Won)	—
KT-Global New Media Fund (Note 2)	1,400	50.0%		14,000		12,932		12,932		—
KTF-CJ Music Contents Investment Fund (Centurion Music 1) (Note 1)	50	50.0%		5,000		4,955		4,955		—
Shinhan-KT Mobilecard Co., Ltd. (formerly, “Shinhan-KTF Mobilecard Co., Ltd.”)	199,999	50.0%		1,000		248		248		—
KT-DoCoMo Mobile Investment Fund (formerly, “KTF-DoCoMo Mobile Investment Fund”)	4,500,000,000	45.0%		4,500		4,473		4,473		—
Boston Film Fund (Note 1)	800	39.0%		8,000		4,249		4,249		—
Korea Information Technology Fund	100	33.3%		100,000		115,636		115,636		—
KBSi Co., Ltd.	952,000	32.4%		4,760		5,259		5,259		—
Boston Global Film & Contents Fund Limited Partnership (Note 2)	10,000	31.8%		10,000		10,085		10,085		—
eNtoB Corp.	970,000	30.3%		6,050		8,314		8,730		—
Korea Digital Satellite Broadcasting Co., Ltd. (“KDB”)	9,082,000	23.0%		195,976		12,945		12,945		—
Sky Life Contents Fund	45	22.5%		4,500		3,751		3,751		—
Everyshow	300,000	21.3%		1,500		1,045		1,045		—
Harex InfoTech Inc.	225,000	21.2%		3,375		62		62		—
KTIS Corporation (formerly, “Korea Information Service Corp.”) (Note 5)	619,619	20.3%		2,850		16,413		16,413		—
Kiwoom Investment Co., Ltd.	1,800,000	20.2%		9,000		7,175		7,175		—
KTCS Corporation (formerly, “Korea Information Data Corp.”) (Note 5)	813,213	20.1%		3,800		16,449		16,449		—
OIC Language Visual Limited (Note 2)	400,000	20.0%		200		183		183		—
Wooridul Entertainment Investment Fund-1	1,600	20.0%		1,600		1,478		1,478		—
Touchtel Co., Ltd. (Note 3)	19,900	19.9%		100		180		180		—
Excelnet Co., Ltd. (Note 3)	19,900	19.9%		100		120		120		—
MTT Co., Ltd. (formerly, “KTT Co., Ltd.”) (Note 3)	19,900	19.9%		100		206		206		—
KMTEC Co., Ltd. (formerly, “KTTEC Co., Ltd.”) (Note 3)	19,900	19.9%		100		183		183		—
GOODTECH Co., Ltd. (Note 3)	15,900	19.9%		80		153		153		—
KDNET Co., Ltd. (formerly, KTNET Co., Ltd.”) (Note 3)	15,900	19.9%		80		147		147		—
WMC Co., Ltd. (Note 3)	15,900	19.9%		80		98		98		—
MetroM Co., Ltd. (Note 3)	15,900	19.9%		80		147		147		—
Goodmorning F Co., Ltd. (Note 3)	114,000	19.0%		254		1,696		1,696		—
CU Industrial Development Co., Ltd. (formerly, “CURD”) (Note 3)	266,000	19.0%		506		12,769		12,769		—
Exdell Corporation (Note 3)	38,000	19.0%		190		239		239		—
Information Technology Service Bukbu Corporation (Note 3)	36,000	18.0%		180		376		376		—
Information Technology Solution Nambu Corporation (Note 3)	36,000	18.0%		180		381		381		—
Information Technology Solution Seobu Corporation (Note 3)	36,000	18.0%		180		451		451		—
Information Technology Solution Busan Corporation (Note 3)	36,000	18.0%		180		339		339		—
Information Technology Solution Jungbu Corporation (Note 3)	36,000	18.0%		180		458		458		—
Information Technology Solution Honam Corporation (Note 3)	36,000	18.0%		180		414		414		—
Information Technology Solution Daegu Corporation (Note 3)	36,000	18.0%		180		269		269		—

	2009
	Number of shares	Percentage of ownership (%)	Acquisition cost		Equity in net asset value		Book value		Market value
MOS facilities Co., Ltd. (formerly, “Mostech Co., Ltd.”) (Note 3)	200,000	16.7%		5,000		114		114		—
Mongolian Telecommunications (“MTC”)	10,348,111	40.0%		3,450		11,135		11,135		19,432
Metropol Property LLC	—	34.0%		1,739		640		1,684		—
BKLCD Co., Ltd. (Note 2)	4,444,444	29.1%		20,000		19,542		19,542		—
PARANGOYANGI (Note 4)	4,000,000	100.0%		2,900		(542)		—		—
Music City Media Co., Ltd. (Note 4)	208,000	94.5%		1,040		(688)		—		—
D&G Star Co., Ltd. (Note 4)	52,000	70.1%		260		27		27		—
Oscar ent. Co., Ltd.	7,865	49.0%		650		398		398		—
Paramount Music Co., Ltd.	7,848	48.9%		1,000		305		305		—
Netcom	156	26.5%		90		—		—		—
TPS (Note 4)	—	100.0%		164		1,283		1,283		—
ETN (Note 4)	—	100.0%		1		1		1		—

Total			(Won)	431,135	(Won)	283,016	(Won)	287,989	(Won)	19,432

(Note 1)	The Company is the largest stockholder of these companies with more than 30% ownership interest. However, since the Company has no control over these companies, these investments are accounted for using the equity method.

(Note 2)	In 2009, the Company acquired 800 shares of KT-Global New Media Fund for (Won) 8,000 million, 31.8% ownership interest of Boston Global Film & Contents Fund Limited Partnership for (Won)10,000 million, 20.0% ownership interest of OIC Language Visual Limited for (Won)200 million and 29.2% ownership interest of BKLCD Co., Ltd. for (Won)20,000 million, respectively.

(Note 3)	Although the Company’s ownership in these companies is less than 20%, the Company has significant influence over these companies through the participation in these companies’ various management decisions. As a result, the Company accounts for these investments using the equity method.

(Note 4)	It is excluded from the consolidation due to immaterial.

(Note 5)	During the year ended December 31, 2009, as KTCS merged with Korea Call Center Co., Ltd. and TMworld Co., Ltd. and the KTIS merged with Korea Seoul Contact all Co., Ltd., Korea Service and Communication Co., Ltd. and Ubiquitous Marketing Service and Communication Co., Ltd., the Company’s shares in those merged companies were exchanged with 53,213 shares of KTCS and 49,619 shares of KITS, respectively.

b. Changes in Carrying Amount Resulting from the Equity Method

Changes in carrying amount resulting from the equity method of accounting for the years ended December 31, 2008 and 2009 are as follows (in millions of Korean won):

	2008
	January 1, 2008		Equity in income (loss) (Note 4)		Increase (decrease) in equity of associates		Other increase (decrease)		December 31, 2008
Company K Movie Asset Fund No. 1	(Won)	—	(Won)	(197)	(Won)	—	(Won)	9,000	(Won)	8,803
KT-Global New Media Fund (Note 1)		—		(183)		—		6,000		5,817
KTD (Note 1)		8,085		273		—		—		8,358
Metropol Property LLC (Note 1)		—		(12)		49		1,739		1,776
Korea Information Technology Fund		110,826		2,506		(1,696)		(727)		110,909
KBSi Co., Ltd.		3,408		1,271		—		—		4,679
eNtoB Corp. (Note 1)		7,039		655		(4)		1,050		8,740
KDB (Note 1)		24,892		1,527		6,183		326		32,928
Sky Life Contents Fund		4,997		(1,260)		—		—		3,737
Everyshow		—		(274)		—		1,500		1,226
Kiwoom Investment Co., Ltd. (Note 1)		7,147		64		(258)		—		6,953
Goodmorning F Co., Ltd.		1,151		314		(5)		—		1,460
CU Industrial Development Co., Ltd. (formerly, “CURD”)		3,788		4,631		(50)		—		8,369
KTCS Corporation (formerly, “Korea Information Data Corp.”)		13,541		353		—		(228)		13,666

	2008
	January 1, 2008		Equity in income (loss) (Note 4)		Increase (decrease) in equity of associates		Other increase (decrease)		December 31, 2008
KTIS Corporation (formerly, “Korea Information Service Corp.”) (Note 1)		10,792		2,191		—		(171)		12,812
Korea Seoul Contact all Co., Ltd.		271		56		—		—		327
Korea Service and Communication Co., Ltd.		274		67		—		—		341
Korea Call Center Co., Ltd.		266		66		—		—		332
TMWorld Co., Ltd.		294		26		—		—		320
UMS&C		275		18		—		—		293
Exdell Corporation (Note 1)		177		41		—		—		218
Information Technology Service Bukbu Corporation		190		35		—		—		225
Information Technology Solution Nambu Corporation		190		31		—		—		221
Information Technology Solution Seobu Corporation (Note 1)		190		32		—		—		222
Information Technology Solution Busan Corporation		190		56		—		—		246
Information Technology Solution Jungbu Corporation		190		105		—		—		295
Information Technology Solution Honam Corporation		190		58		—		—		248
Information Technology Solution Daegu Corporation		190		28		—		—		218
MOS facilities Co., Ltd. (formerly, “Mostech Co., Ltd.”) (Note 1)		3,016		(1,047)		—		(1,928)		41
Wooridul Entertainment Investment Fund-1 (Note 1)		—		(71)		—		1,600		1,529
MTC (Note 1)		10,020		1,520		2,397		(648)		13,289
KTC Media Contents Investment Fund No.1 (Note 1)		—		10		—		4,500		4,510
KTF-CJ Music Contents Investment Fund (Centurion Music 1)		5,011		27		—		—		5,038
KT-DoCoMo Mobile Investment Fund (formerly, “KTF-DoCoMo Mobile Investment Fund”)		4,491		(52)		—		—		4,439
Boston Film Fund		7,149		(2,868)		—		—		4,281
Harex InfoTech Inc.		1,183		(552)		—		—		631
U-Mobile		—		(19,699)		5,662		96,700		82,663
Shinhan-KT Mobilecard Co., Ltd. (formerly, “Shinhan-KTF Mobilecard Co., Ltd.”)		—		(292)		—		1,000		708
Olive Nine Entertainment Co., Ltd. (Note 2)		659		(659)		—		—		—
The Contents Entertainment		1,578		(628)		—		—		950
Olive Nine Creative Co., Ltd.		218		(68)		—		—		150
Tourtainment Inc.		34		(5)		—		(29)		—
Music City China Co., Ltd. (Notes1 and 2)		—		—		—		—		—
Doremi Music Publishing Co., Ltd. (Notes 1 and 2)		217		(217)		—		—		—
Bluecord Corp. (Notes 1 and 2)		1,611		109		—		(1,720)		—
PARANGOYANGI (Notes 1 and 2)		58		(58)		—		—		—
Music City Media Co., Ltd. (Notes 1 and 2)		—		—		—		—		—
Dooristar Co., Ltd. (Notes 1 and 2)		112		(112)		—		—		—
Oscar ent. Co., Ltd. (Note 1)		417		(33)		—		—		384
D&G Star Co., Ltd. (Note 1)		—		(42)		—		232		190
Paramount Music Co., Ltd.		—		—		—		313		313
Onestone Communication Co., Ltd. (Note 1)		—		(25)		—		231		206
Netcom		90		(32)		—		22		80
TPS		164		—		—		41		205
ETN		1		—		—		—		1

Total	(Won)	234,582	(Won)	(12,316)	(Won)	12,278	(Won)	118,803	(Won)	353,347

	2009
	January 1, 2009		Equity in income (loss) (Note 4)		Increase (decrease) in equity of associates		Other increase (decrease)		December 31, 2009
Company K Movie Asset Fund No. 1	(Won)	8,803	(Won)	3	(Won)	—	(Won)	—	(Won)	8,806
KT-Global New Media Fund (Note 1)		5,817		(885)		—		8,000		12,932
KTF-CJ Music Contents Investment Fund (Centurion Music 1)		5,038		(83)		—		—		4,955
Shinhan-KT Mobilecard Co., Ltd. (formerly, “Shinhan-KTF Mobilecard Co., Ltd.”)		708		(460)		—		—		248
KT-DoCoMo Mobile Investment Fund (formerly, “KTF-DoCoMo Mobile Investment Fund”) (Note 1)		4,439		34		—		—		4,473
Boston Film Fund (Note 1)		4,281		(32)		—		—		4,249
KTD (Notes 1 and 2)		8,358		(8,358)		—		—		—
Korea Information Technology Fund		110,909		3,984		743		—		115,636
KBSi Co., Ltd.		4,679		580		—		—		5,259
Boston Global Film & Contents Fund Limited Partnership (Notes 1 and 4)		—		84		—		10,001		10,085
eNtoB Corp. (Note 1)		8,740		281		(3)		(288)		8,730
KDB (Note 1)		32,928		(4,018)		(15,965)		—		12,945
Sky Life Contents Fund (Note 1)		3,737		14		—		—		3,751
Everyshow (Note 1)		1,226		(181)		—		—		1,045
Harex InfoTech Inc.		631		(569)		—		—		62
KTIS Corporation (formerly, “Korea Information Service Corp.”) (Note 1)		12,812		2,233		—		1,368		16,413
Kiwoom Investment Co., Ltd. (Note 1)		6,953		54		168		—		7,175
KTCS Corporation (formerly, “Korea Information Data Corp.”) (Note 1)		13,666		1,771		—		1,012		16,449
OIC Language Visual Limited (Note 1)		—		(17)		—		200		183
Wooridul Entertainment Investment Fund-1 (Notes 1 and 4)		1,529		(51)		—		—		1,478
Olive Nine(Note 3)		—		—		3		(3)		—
Touchtel Co., Ltd. (Notes 1 and 5)		—		91		—		89		180
Excelnet Co., Ltd. (Note 5)		—		30		—		90		120
MTT Co., Ltd. (formerly, “KTT Co., Ltd.”) (Notes 1 and 5)		—		117		—		89		206
KMTEC Co., Ltd. (formerly, “KTTEC Co., Ltd.”) (Notes 1 and 5)		—		93		—		90		183
GOODTECH Co., Ltd. (Notes 1 and 5)		—		81		—		72		153
KDNET Co., Ltd. (formerly, KTNET Co., Ltd.”) (Notes 1 and 5)		—		75		—		72		147
WMC Co., Ltd. (Notes 1 and 5)		—		27		(1)		72		98
MetroM Co., Ltd. (Notes 1 and 5)		—		76		—		71		147
Goodmorning F Co., Ltd. (Note 1)		1,460		235		1		—		1,696
CU Industrial Development Co., Ltd. (formerly, “CURD”)		8,369		4,350		50		—		12,769
Korea Seoul Contact all Co., Ltd. (Note 1)		327		281		(159)		(449)		—
Korea Service and Communication Co., Ltd. (Note 1)		341		200		—		(541)		—
Korea Call Center Co., Ltd. (Note 1)		332		183		—		(515)		—
TMWorld Co., Ltd. (Note 1)		320		154		—		(474)		—
UMS&C (Note 1)		293		172		—		(465)		—
Exdell Corporation (Note 1)		218		21		—		—		239
Information Technology Service Bukbu Corporation		225		164		—		(13)		376
Information Technology Solution Nambu Corporation		221		173		—		(13)		381
Information Technology Solution Seobu Corporation		222		242		—		(13)		451

	2009
	January 1, 2009		Equity in income (loss) (Note 4)		Increase (decrease) in equity of associates		Other increase (decrease)		December 31, 2009
Information Technology Solution Busan Corporation		246		106		—		(13)		339
Information Technology Solution Jungbu Corporation		295		178		—		(15)		458
Information Technology Solution Honam Corporation		248		179		—		(13)		414
Information Technology Solution Daegu Corporation		218		63		—		(12)		269
MOS facilities Co., Ltd. (formerly, “Mostech Co., Ltd.”) (Note 1)		41		(275)		—		348		114
U-Mobile (Notes 1 and 6)		82,663		(17,794)		555		(65,424)		—
MTC (Note 1)		13,289		910		(2,258)		(806)		11,135
Metropol Property LLC (Note 1)		1,776		—		(92)		—		1,684
KTC Media Contents Investment Fund No.1		4,510		—		—		(4,510)		—
BKLCD Co., Ltd.		—		(458)		—		20,000		19,542
The Contents Entertainment (Note 3)		950		—		—		(950)		—
Olive Nine Creative Co., Ltd. (Note 3)		150		—		—		(150)		—
D&G Star Co., Ltd. (Note 1)		190		(163)		—		—		27
Oscar ent. Co., Ltd. (Note 1)		384		14		—		—		398
Paramount Music Co., Ltd. (Note 1)		313		(8)		—		—		305
Onestone Communication Co., Ltd. (Note 7)		206		—		—		(206)		—
Netcom		80		(1)		—		(79)		—
TPS		205		2,429		—		(1,351)		1,283
ETN		1		—		—		—		1

Total	(Won)	353,347	(Won)	(13,671)	(Won)	(16,958)	(Won)	(34,729)	(Won)	287,989

(Note 1)	These securities were accounted for using the equity method of accounting based on unaudited financial statements as of and for the year ended December 31, 2009 as the audited financial statements on these companies could not be obtained by the Company’s year-end closing. In order to verify the reliability of such unaudited financial statements, the Company has performed the following procedures and found no significant exceptions:

i)	Obtain the unaudited financial statements signed by the investee’s chief executive officer and statutory auditor.

ii)	Identified whether the major transactions or accounting events, including those disclosed to public by the investee, which were acknowledged by the Company are properly reflected in the unaudited financial statements.

iii)	Identify the major accounting issues under discussion between the investee and its external auditors and the investee’s plan to resolve such issues.

iv)	Analyze the effect of potential difference between the unaudited and audited financial statements.

(Note 2)	The Company discontinued the equity method of accounting since the book values of the equity method investments are below zero due to accumulated deficit.

(Note 3)	Due to the exclusion from consolidation, Olive Nine Co., Ltd. was reclassified into equity method investment securities and accordingly, its equity investees are excluded from equity method investment securities.

(Note 4)	In accordance with SKAS No. 24 “Preparation and Presentation of Financial Statements II (Financial Industry)”, equity income amounting to (Won)10 million and equity loss amounting to (Won)16 million recognized by KT Capital is classified as operating revenue and operating expense, respectively.

(Note 5)	As it was determined that the changes in equity investment in Touchtel and other seven investees (total acquisition cost of (Won)716 million) became significant, such securities were transferred from available-for-sales securities to equity method investment securities for the year ended December 31, 2009.

(Note 6)	The Company sold all of the 62,601,493 equity shares (book value: (Won)65,424 million) of U-Mobile for USD 100 million ((Won)120,930 million) to a third party on September 14, 2009.

(Note 7)	For the year ended December 31, 2009, Onestone Communication Co., Ltd. was liquidated.

c. Changes in Investment Difference

Changes in investment differences from equity method investment securities for the years ended December 31, 2008 and 2009 are as follows (in millions of Korean won):

	2008										2009
Affiliate	January 1, 2008		Amortization (Reversal)		Impairment loss		Other		December 31, 2008		January 1, 2009		Amortization		Other		December 31, 2009
eNtoB Corp.	(Won)	314	(Won)	(77)	(Won)	—	(Won)	316	(Won)	553	(Won)	553	(Won)	(137)	(Won)	—	(Won)	416
KDB		21,856		(10,928)		—		—		10,928		10,928		(10,928)		—		—
Harex InfoTech Inc.		766		(383)		—		—		383		383		(383)		—		—
MOS facilities (formerly, “Mostech Co., Ltd.”)		2,700		(772)		(1,928)		—		—		—		—		—		—
U-Mobile		—		(8,746)		—		58,307		49,561		49,561		(5,830)		(43,731)		—
Metropol Property LLC		—		(149)		—		1,491		1,342		1,342		(298)		—		1,044
OliveNine Entertainment Co., Ltd.		1,288		(644)		—		—		644		644		—		(644)		—
The Contents Entertainment		1,420		(473)		—		—		947		947		—		(947)		—
Doremi Music Publishing Co., Ltd.		(23)		8		—		—		(15)		(15)		—		15		—
D&G Star Co., Ltd.		—		—		(28)		28		—		—		—		—		—
Paramount Music Co., Ltd.		—		—		(687)		687		—		—		—		—		—

Total	(Won)	28,321	(Won)	(22,164)	(Won)	(2,643)	(Won)	60,829	(Won)	64,343	(Won)	64,343	(Won)	(17,576)	(Won)	(45,307)	(Won)	1,460

d. Elimination of Unrealized Gains (Losses)

Unrealized gains (losses) arising from intercompany transactions, which are eliminated, as of December 31, 2009 are nil.

e. Cumulative Changes in the Company’s Equity in Net Asset Value of The Investee’s not Recognized

Cumulative changes in the Company’s equity in net asset value of the investees not recognized due to the discontinuance of the equity method of accounting as of December 31, 2008 and 2009 are as follows (in millions of Korean won):

	2008		2009
KTD	(Won)	—	(Won)	(2,283)
Doremi Music Publishing Co., Ltd.		(7)		—
PARANGOYANGI		(303)		(542)
Music City Media Co., Ltd.		(688)		(688)
Dooristar Co., Ltd.		(398)		—
Olive Nine Entertainment Co., Ltd.		(1,074)		—

Total	(Won)	(2,470)	(Won)	(3,513)

f. Condensed Financial Information of The Investees (in millions of Korean won):

	2008
	Total assets		Total liabilities		Revenue		Net income (loss)
Company K Movie Asset Fund No. 1	(Won)	14,671	(Won)	—	(Won)	—	(Won)	(329)
KT-Global New Media Fund		11,654		19		—		(365)
KTD		62,779		38,198		44,325		804
Metropol Property LLC		1,310		33		847		403
Korea Information Technology Fund		332,724		—		19,742		7,518
KBSi Co., Ltd.		21,638		7,188		31,526		3,926
eNtoB Corp.		79,327		52,189		756,983		2,635
KDB		508,039		287,103		386,958		31,225
Sky Life Contents Fund		16,798		189		795		(5,602)
Everyshow		6,301		538		1,359		(1,287)
Kiwoom Investment Co., Ltd.		34,651		177		6,146		316
Goodmorning F Co., Ltd.		12,476		4,791		54,851		1,654
CU Industrial Development Co., Ltd. (formerly, “CURD”)		83,655		39,607		67,241		24,374
KTCS Corporation (formerly, “Korea Information Data Corp.”)		103,117		31,191		211,410		2,020
KTIS Corporation (formerly, “Korea Information Service Corp.”)		94,355		26,921		149,293		11,654
Korea Seoul Contact all Co., Ltd.		6,420		4,700		43,581		296
Korea Service and Communication Co., Ltd.		4,860		3,064		31,584		354
Korea Call Center Co., Ltd.		4,893		3,144		29,851		349
TMworld Co., Ltd.		4,487		2,803		30,386		257
UMS&C		4,737		3,196		31,121		94
Exdell Corporation		2,331		1,186		11,280		215
Information Technology Service Bukbu Corporation		4,802		3,619		11,802		183
Information Technology Solution Nambu Corporation		5,593		4,430		13,954		162
Information Technology Solution Seobu Corporation		4,782		3,612		12,430		170
Information Technology Solution Busan Corporation		5,095		3,799		11,182		296
Information Technology Solution Jungbu Corporation		5,600		4,045		12,569		555
Information Technology Solution Honam Corporation		4,872		3,567		11,907		305
Information Technology Solution Daegu Corporation		3,324		2,175		6,690		148
MOS facilities Co., Ltd. (formerly, “Mostech Co., Ltd.”)		6,892		6,661		21,135		(1,535)
Wooridul Entertainment Investment Fund-1		7,594		1		68		(407)
MTC		40,992		7,769		28,167		3,799
KTC Media Contents Investment Fund No.1		5,591		79		91		12
KTF-CJ Music Contents Investment Fund (Centurion Music 1)		10,126		50		621		(10)
KT-DoCoMo Mobile Investment Fund (formerly, “KTF-DoCoMo Mobile Investment Fund”)		10,378		515		416		(116)
Boston Film Fund		11,482		513		345		(7,408)
Harex InfoTech Inc.		2,252		1,082		2,798		(801)
U-Mobile		307,425		106,809		27,314		(66,379)
Shinhan-KT Mobilecard Co., Ltd. (formerly, “Shinhan-KTF Mobilecard Co., Ltd.”)		1,509		93		34		(584)
Olive Nine Entertainment Co., Ltd.		251		1,837		1,384		(653)
The Contents Entertainment		752		747		1,937		(305)
Olive Nine Creative Co., Ltd.		548		198		53		(160)
Doremi Music Publishing Co., Ltd.		17		24		39		26
PARANGOYANGI		408		711		572		(355)
Music City Media Co., Ltd.		464		1,089		639		19
Dooristar Co., Ltd.		243		586		24		182
Oscar ent. Co., Ltd.		895		213		807		(82)
D&G Star Co., Ltd.		235		815		879		(632)
Onestone Communication Co., Ltd.		397		133		—		(38)

	2009
	Total assets		Total liabilities		Revenue		Net income (loss)
Company K Movie Asset Fund No. 1	(Won)	14,677	(Won)	—	(Won)	1,498	(Won)	6
KT-Global New Media Fund		26,139		275		—		(1,771)
KTF-CJ Music Contents Investment Fund (Centurion Music 1)		9,960		50		653		(84)
Shinhan-KT Mobilecard Co., Ltd. (formerly, “Shinhan-KTF Mobilecard Co., Ltd.”)		596		100		80		(919)
KT-DoCoMo Mobile Investment Fund (formerly, “KTF-DoCoMo Mobile Investment Fund”)		10,048		108		65		77
Boston Film Fund		11,116		227		119		(111)
KTD		25,809		32,525		7,206		(31,297)
Korea Information Technology Fund		346,909		—		30,391		11,956
KBSi Co., Ltd.		21,242		5,000		33,133		1,791
Boston Global Film & Contents Fund Limited Partnership		31,861		199		—		262
eNtoB Corp.		72,238		44,716		567,871		1,213
KDB		448,079		344,151		397,457		20,280
Sky Life Contents Fund		16,800		129		1,390		62
Everyshow		8,280		3,367		4,849		(851)
Harex InfoTech Inc.		1,114		823		1,782		(868)
KTIS Corporation (formerly, “Korea Information Service Corp.”)		129,494		48,715		119,679		13,200
Kiwoom Investment Co., Ltd.		35,672		100		4,750		263
KTCS Corporation (formerly, “Korea Information Data Corp.”)		129,011		47,029		245,156		12,196
OIC Language Visual Limited		920		6		—		(86)
Wooridul Entertainment Investment Fund-1		7,393		—		28		(200)
Touchtel Co., Ltd.		1,767		862		11,996		80
Excelnet Co., Ltd.		1,180		577		11,631		201
MTT Co., Ltd. (formerly, “KTT Co., Ltd.”)		1,839		805		12,300		196
KMTEC Co., Ltd. (formerly, “KTTEC Co., Ltd.”)		1,442		523		13,459		108
GOODTECH Co., Ltd.		1,753		985		11,600		214
KDNET Co., Ltd. (formerly, KTNET Co., Ltd.”)		1,460		723		11,061		129
WMC Co., Ltd.		1,181		690		10,541		227
MetroM Co., Ltd.		1,486		748		13,998		210
Goodmorning F Co., Ltd.		11,841		2,917		46,545		1,235
CU Industrial Development Co., Ltd. (formerly, “CURD”)		122,646		55,439		55,918		22,898
Exdell Corporation		2,111		851		10,781		115
Information Technology Service Bukbu Corporation		5,036		2,946		22,452		906
Information Technology Solution Nambu Corporation		4,343		2,227		25,790		954
Information Technology Solution Seobu Corporation		4,961		2,457		25,866		1,334
Information Technology Solution Busan Corporation		3,508		1,623		50,624		589
Information Technology Solution Jungbu Corporation		5,072		2,525		34,375		991
Information Technology Solution Honam Corporation		4,655		2,355		19,172		995
Information Technology Solution Daegu Corporation		2,622		1,124		15,489		350
MOS facilities Co., Ltd. (formerly, “Mostech Co., Ltd.”)		11,529		10,850		22,258		(1,547)
MTC		33,715		5,877		24,361		2,275
Metropol Property LLC		2,422		538		1,515		877
D&G Star Co., Ltd.		507		418		488		(180)
Oscar ent. Co., Ltd.		1,028		217		1,726		28
Paramount Music Co., Ltd.		851		228		915		(16)
BKLCD Co., Ltd.		156,633		109,277		320,550		4,983

8.    PROPERTY AND EQUIPMENT

a.	Changes in property and equipment for the years ended December 31, 2008 and 2009 are as follows (in millions of Korean won):

	2008
	January 1, 2008		Acquisition cost (including capital expenditures)		Disposal		Depreciation		Impairment loss		Others (Note 1)		December 31, 2008
Land (Note 2)	(Won)	1,255,179	(Won)	225	(Won)	(6,175)	(Won)	—	(Won)	—	(Won)	40,001	(Won)	1,289,230
Buildings (Note 2)		3,252,037		38,787		(26,905)		(146,589)		—		298,587		3,415,917
Structures		245,430		482		(8,188)		(19,079)		—		11,031		229,676
Machinery		9,501,609		67,543		(82,732)		(2,778,108)		(20,521)		2,686,282		9,374,073
Vehicles		9,827		33,161		(670)		(9,328)		—		1,616		34,606
Others		614,976		134,534		(20,592)		(311,187)		(155)		132,126		549,702
Construction- in-progress		408,944		3,087,737		(20)		—		—		(3,201,234)		295,427

Total	(Won)	15,288,002	(Won)	3,362,469	(Won)	(145,282)	(Won)	(3,264,291)	(Won)	(20,676)	(Won)	(31,591)	(Won)	15,188,631

	2009
	January 1, 2009		Acquisition cost (including capital expenditures)		Disposal		Depreciation		Impairment loss		Others (Note 1)		December 31, 2009
Land (Note 2)	(Won)	1,289,230	(Won)	48	(Won)	(12,021)	(Won)	—	(Won)	—	(Won)	189,534	(Won)	1,466,791
Buildings (Note 2)		3,415,917		841		(12,556)		(150,103)		—		52,159		3,306,258
Structures		229,676		2		(1,780)		(16,512)		—		(63,466)		147,920
Machinery		9,374,073		34,937		(102,848)		(2,511,196)		(229)		1,971,999		8,766,736
Vehicles		34,606		727		(143)		(8,936)		—		4,815		31,069
Others		549,702		144,991		(59,409)		(248,701)		(134)		78,519		464,968
Construction- in-progress		295,427		2,592,880		(348)		—		(873)		(2,296,268)		590,818

Total	(Won)	15,188,631	(Won)	2,774,426	(Won)	(189,105)	(Won)	(2,935,448)	(Won)	(1,236)	(Won)	(62,708)	(Won)	14,774,560

(Note 1)	Others mainly consist of the transfers from construction-in-progress to machinery, increase in contribution for construction, increase due to changes in consolidated entities and reclassifications.

(Note 2)	Certain portion of lands and buildings were pledged as collateral relating to short-term and long-term borrowings and certain lease contracts. The maximum pledged amount as of December 31, 2009 was (Won)73,392 million.

9.    CONTRIBUTION FOR CONSTRUCTION

Changes in contribution for construction primarily consists of government subsidies which was used in the acquisition of property and equipment for the years ended December 31, 2008 and 2009 are as follows (in millions of Korean won):

	2008
	January 1, 2008		Increase		Decrease		Transfer		December 31, 2008
Buildings	(Won)	2,306	(Won)	—	(Won)	(221)	(Won)	103	(Won)	2,188
Structures		1,517		—		(175)		165		1,507
Machinery		111,311		—		(45,196)		53,196		119,311
Others		1,537		—		(1,370)		1,619		1,786
Construction-in-progress		88,530		74,228		—		(55,083)		107,675

Total	(Won)	205,201	(Won)	74,228	(Won)	(46,962)	(Won)	—	(Won)	232,467

	2009
	January 1, 2009		Increase		Decrease		Transfer		December 31, 2009
Buildings	(Won)	2,188	(Won)	—	(Won)	(233)	(Won)	712	(Won)	2,667
Structures		1,507		—		(185)		5		1,327
Machinery		119,311		—		(50,238)		42,307		111,380
Others		1,786		—		(1,311)		1,761		2,236
Construction-in-progress		107,675		16,440		(18,707)		(44,785)		60,623

Total	(Won)	232,467	(Won)	16,440	(Won)	(70,674)	(Won)	—	(Won)	178,233

10.    INTANGIBLE ASSETS

a.	Changes in intangible assets for the years ended December 31, 2008 and 2009 are as follows (in millions of Korean won):

	2008
	January 1, 2008		Increase		Reversal (Amortization)		Impairment loss		Others		December 31, 2008
Goodwill	(Won)	371,500	(Won)	—	(Won)	(145,154)	(Won)	(16,078)	(Won)	18,126	(Won)	228,394
Negative goodwill		—		—		65		—		(65)		—
Frequency usage rights		926,781		1,005		(115,649)		—		—		812,137
Development costs		208,160		100,118		(114,345)		—		(140)		193,793
Industrial rights		9,356		2,324		(1,825)		—		348		10,203
Software		104,279		37,298		(36,436)		(322)		1,328		106,147
Others		115,247		49,027		(25,135)		(1,035)		(14,540)		123,564

Total	(Won)	1,735,323	(Won)	189,772	(Won)	(438,479)	(Won)	(17,435)	(Won)	5,057	(Won)	1,474,238

	2009
	January 1, 2009		Increase		Reversal (Amortization)		Impairment loss		Others		December 31, 2009
Goodwill	(Won)	228,394	(Won)	—	(Won)	(137,487)	(Won)	(1,840)	(Won)	(3,752)	(Won)	85,315
Frequency usage rights		812,137		—		(115,649)		—		—		696,488
Development costs		193,793		140,208		(102,366)		(714)		(3,327)		227,594
Industrial rights		10,203		1,785		(1,865)		—		348		10,471
Software		106,147		60,401		(45,594)		(1,261)		45,877		165,570
Others		123,564		12,721		(23,057)		(3,927)		(15,239)		94,062

Total	(Won)	1,474,238	(Won)	215,115	(Won)	(426,018)	(Won)	(7,742)	(Won)	23,907	(Won)	1,279,500

The Company’s research and ordinary development expenses amounted to (Won)283,147 million and (Won) 263,213 million for the years ended December 31, 2008 and 2009, respectively.

b.	Details of goodwill and negative goodwill as of December 31, 2008 and 2009 are as follows (in millions of Korean won):

	2008
	January 1, 2008		Increase		Reversal (Amortization)		Impairment loss		December 31, 2008
KTF	(Won)	325,284	(Won)	—	(Won)	(130,114)	(Won)	—	(Won)	195,170
Sidus FNH		11,623		—		(3,874)		(5,425)		2,324
Oilve Nine		14,204		—		(3,551)		(10,653)		—
KT FDS		4,906		—		(1,154)		—		3,752
KT Music (formerly, “KTF Music”)		11,206		—		(2,241)		—		8,965
East Telecom		4,277		1,508		(1,157)		—		4,628
Nasmedia		—		14,436		(2,654)		—		11,782
Sofnics		—		(65)		65		—		—
JB Edu		—		2,182		(409)		—		1,773

Total	(Won)	371,500	(Won)	18,061	(Won)	(145,089)	(Won)	(16,078)	(Won)	228,394

	2009
	January 1, 2009		Increase		Reversal (Amortization)		Impairment loss		Others (Note)		December 31, 2009
KTF	(Won)	195,170	(Won)	—	(Won)	(130,113)	(Won)	—	(Won)	—	(Won)	65,057
Sidus FNH		2,324		—		(484)		(1,840)		—		—
KT FDS		3,752		—		—		—		(3,752)		—
KT Music (formerly, “KTF Music”)		8,965		—		(2,241)		—		—		6,724
East Telecom		4,628		—		(1,157)		—		—		3,471
Nasmedia		11,782		—		(2,946)		—		—		8,836
JB Edu		1,773		—		(546)		—		—		1,227

Total	(Won)	228,394	(Won)	—	(Won)	(137,487)	(Won)	(1,840)	(Won)	(3,752)	(Won)	85,315

(Note)	Others are due to changes in consolidated entities.

11.    PRESENT VALUE OF ASSETS AND LIABILITIES

Assets and liabilities measured at present value as of December 31, 2008 and 2009 are as follows (in millions of Korean won):

	2008
Accounts	Discount rate (%)	Collection period	Nominal value		Present value		Discount
Accounts receivable–trade	5.23~7.90	2009	(Won)	553,806	(Won)	537,973	(Won)	15,833
Accounts receivable–other	5.23~8.85	2009		32,831		31,204		1,627
Long-term accounts receivable–trade	5.23~7.90	2010~2025		335,044		287,706		47,338
Long-term accounts receivable–other	5.23~8.85	2010~2011		17,144		16,466		678
Accounts payable–trade	5.91~10.36	2009		15,178		13,417		1,761
Accounts payable–other	5.23~5.83	2009		134,200		132,757		1,443
Long-term accounts payable–trade	5.91~10.36	2010~2018		23,583		16,856		6,727
Long-term accounts payable–other	6.78~9.93	2010~2011		323,292		300,430		22,862
Long-term borrowings	5.23~8.85	2010~2015		3,564		2,693		871

	2009
Accounts	Discount rate (%)	Collection period	Nominal value		Present value		Discount
Accounts receivable–trade	5.23~8.00	2010	(Won)	827,933	(Won)	799,043	(Won)	28,890
Accounts receivable–other	4.95~8.85	2010		1,344		1,268		76
Long-term accounts receivable–trade	5.23~8.00	2011~2025		448,218		399,626		48,592
Long-term accounts receivable–other	4.95~8.85	2011		10,923		10,517		406
Accounts payable–trade	6.44~10.36	2010		20,193		18,282		1,911
Accounts payable–other	8.10~9.93	2010		152,775		152,058		717
Current portion of long-term borrowings	7.35~9.00	2011		524		506		18
Long-term accounts payable–trade	6.44~10.36	2011~2018		36,904		30,299		6,605
Long-term accounts payable–other	8.10~9.93	2011		170,237		163,001		7,236
Long-term borrowings	7.35~9.00	2011~2015		3,040		2,386		654

12.    LONG-TERM DEBT

a. Bonds

Bonds as of December 31, 2008 and 2009 are summarized as follows (in millions of Korean won and thousands of foreign currencies):

	2008
Company	Type	Issue date	Amount	Maturity	Repayment method	Interest rate per annum
KT	MTNP notes (Note 1)	6/24/2004	(Won)754,500 (USD 600,000)	6/24/2014	Payable in full at maturity	5.88%
	MTNP notes (Note 1)	9/7/2004	(Won)125,750 (USD 100,000)	9/7/2034	Payable in full at maturity	6.50%
	MTNP notes (Note 1)	7/15/2005	(Won)503,000 (USD 400,000)	7/15/2015	Payable in full at maturity	4.88%
	MTNP notes (Note 1)	5/3/2006	(Won)251,500 (USD 200,000)	5/3/2016	Payable in full at maturity	5.88%
	Euro bonds	4/11/2007	(Won)251,500 (USD 200,000)	4/11/2012	Payable in full at maturity	5.13%
	FR notes	9/11/2008	(Won)251,500 (USD 200,000)	9/11/2013	Payable in full at maturity	4.32%
	The 132nd public bond	2/9/2001	(Won)70,000	2/9/2011	Payable in full at maturity	7.68%
	The 154th public bond	7/31/2002	220,000	7/31/2009	Payable in full at maturity	6.70%
	The 156th public bond	9/30/2002	180,000	9/30/2009	Payable in full at maturity	6.35%
	The 159th public bond	10/27/2003	300,000	10/27/2013	Payable in full at maturity	5.39%
	The 160th public bond	11/24/2003	200,000	11/24/2010	Payable in full at maturity	5.45%
	The 161st public bond	12/23/2003	230,000	12/23/2010	Payable in full at maturity	5.61%
	The 162nd public bond	2/27/2004	320,000	2/27/2011	Payable in full at maturity	5.52%
	The 163rd public bond	3/30/2004	170,000	3/30/2014	Payable in full at maturity	5.51%
	The 164th public bond	6/21/2004	260,000	6/21/2011	Payable in full at maturity	5.22%
	The 165-1st public bond	8/26/2004	130,000	8/26/2011	Payable in full at maturity	4.22%
	The 165-2nd public bond	8/26/2004	140,000	8/26/2014	Payable in full at maturity	4.44%
	The 166-1st public bond	3/21/2005	220,000	3/21/2010	Payable in full at maturity	4.37%
	The 166-2nd public bond	3/21/2005	100,000	3/21/2012	Payable in full at maturity	4.57%
	The 167-1st public bond	4/20/2005	100,000	4/20/2012	Payable in full at maturity	4.59%
	The 167-2nd public bond	4/20/2005	100,000	4/20/2015	Payable in full at maturity	4.84%
	The 168-1st public bond	6/21/2005	240,000	6/21/2012	Payable in full at maturity	4.43%
	The 168-2nd public bond	6/21/2005	90,000	6/21/2015	Payable in full at maturity	4.66%
	The 169th public bond	4/3/2007	140,000	4/3/2012	Payable in full at maturity	5.01%
	The 170th public bond	1/11/2008	(Won)174,236 (JPY 12,500,000)	1/11/2011	Payable in full at maturity	1.45%
	The 171st public bond	2/28/2008	100,000	2/28/2013	Payable in full at maturity	5.41%
	The 172-1st public bond	3/31/2008	(Won)62,875 (USD 50,000)	3/31/2011	Payable in full at maturity	4.20%
	The 172-2nd public bond	3/31/2008	(Won)138,325 (USD 110,000)	3/31/2012	Payable in full at maturity	4.30%
	The 173-1st public bond	8/6/2008	(Won)100,000	8/6/2013	Payable in full at maturity	6.49%
	The 173-2nd public bond	8/6/2008	100,000	8/6/2018	Payable in full at maturity	6.62%
	The 174-1st public bond	12/19/2008	100,000	12/19/2010	Payable in full at maturity	5.34%
	The 174-2nd public bond	12/19/2008	130,000	12/19/2011	Payable in full at maturity	5.56%

KTP	The 4th private bond	5/3/2006	1,667	3/3/2009	Payable in installments	6.66%

KTN	Public bond	4/17/2007	10,000	4/17/2010	Payable in full at maturity	5.29%
	Public bond	7/24/2008	5,000	7/24/2011	Payable in full at maturity	6.82%

	2008
Company	Type	Issue date	Amount	Maturity	Repayment method	Interest rate per annum
KTF	The 44th public bond	2/19/2004	360,000	2/19/2009	Payable in full at maturity	5.66%
	The 47-1st public bond	7/12/2004	230,000	7/13/2009	Payable in full at maturity	4.95%
	The 47-2nd public bond	7/12/2004	70,000	7/12/2011	Payable in full at maturity	5.32%
	The 48th public bond	2/15/2005	200,000	2/15/2010	Payable in full at maturity	5.31%
	The 49th public bond	2/25/2008	(Won)220,063 (USD 175,000)	2/25/2011	Payable in full at maturity	3.66%
	The 50th public bond	4/28/2008	(Won)97,572 (JPY 7,000,000)	4/28/2011	Payable in full at maturity	2.48%
	The 51-1st public bond	6/20/2008	(Won)119,463 (USD 95,000)	6/20/2011	Payable in full at maturity	3.13%
	The 51-2nd public bond	6/20/2008	(Won)70,000	6/20/2013	Payable in full at maturity	6.41%
	The 52-1st public bond	8/4/2008	100,000	8/4/2011	Payable in full at maturity	6.20%
	The 52-2nd public bond	8/4/2008	100,000	8/4/2013	Payable in full at maturity	6.64%
	The 53-1st public bond	12/1/2008	20,000	12/1/2010	Payable in full at maturity	8.23%
	The 53-2nd public bond	12/1/2008	180,000	12/1/2011	Payable in full at maturity	8.36%

KTR	Public bond (the 19-2nd)	5/10/2005	10,000	5/10/2010	Payable in full at maturity	4.69%
	The 10th public bond	6/18/2007	40,000	6/18/2010	Payable in full at maturity	5.70%
	The 11th private bond	12/6/2007	20,000	12/6/2010	Payable in full at maturity	6.85%
	The 12th public bond	5/23/2008	20,000	5/23/2011	Payable in full at maturity	6.39%
	The 13-1st public bond	10/2/2008	20,000	10/2/2009	Payable in full at maturity	8.05%
	The 13-2nd public bond	10/2/2008	10,000	4/2/2010	Payable in full at maturity	8.30%

KT Capital	The 1st private bond	3/16/2007	30,000	3/16/2010	Payable in full at maturity	5.80%
	The 2nd private bond	4/16/2007	20,000	4/16/2010	Payable in full at maturity	5.94%
	The 4th public bond	5/30/2007	40,000	5/30/2010	Payable in full at maturity	5.70%
	The 5th private bond	6/29/2007	20,000	6/29/2010	Payable in full at maturity	5.67%
	The 6-1st public bond	8/3/2007	20,000	8/3/2009	Payable in full at maturity	5.64%
	The 6-2nd public bond	8/3/2007	30,000	8/3/2010	Payable in full at maturity	5.72%
	The 7-1st public bond	8/31/2007	30,000	8/31/2009	Payable in full at maturity	5.99%
	The 7-2nd public bond	8/31/2007	20,000	8/31/2010	Payable in full at maturity	6.05%
	The 8th private bond	9/28/2007	30,000	9/28/2010	Payable in full at maturity	6.26%
	The 9-1st public bond	10/18/2007	30,000	10/18/2009	Payable in full at maturity	6.37%
	The 9-2nd public bond	10/18/2007	20,000	10/18/2010	Payable in full at maturity	6.44%
	The 11th public bond	12/27/2007	20,000	12/27/2010	Payable in full at maturity	CD(91D)+ 1.39%
	The 12-1st public bond	1/23/2008	30,000	1/23/2009	Payable in full at maturity	7.50%
	The 12-2nd public bond	1/23/2008	30,000	7/23/2009	Payable in full at maturity	7.60%
	The 13-1st public bond	2/21/2008	30,000	2/21/2010	Payable in full at maturity	6.33%
	The 13-2nd public bond	2/21/2008	30,000	2/21/2011	Payable in full at maturity	6.48%
	The 14-1st public bond	3/28/2008	10,000	3/28/2010	Payable in full at maturity	6.37%
	The 14-2nd public bond	3/28/2008	10,000	3/28/2011	Payable in full at maturity	6.47%
	The 15th private bond	4/21/2008	20,000	4/21/2010	Payable in full at maturity	MOR(3M)+ 1.28%
	The 16-1st public bond	4/30/2008	60,000	1/30/2010	Payable in full at maturity	6.33%
	The 16-2nd public bond	4/30/2008	10,000	4/30/2011	Payable in full at maturity	6.46%
	The 17-1st public bond	5/30/2008	30,000	11/30/2009	Payable in full at maturity	6.71%
	The 17-2nd public bond	5/30/2008	20,000	11/30/2009	Payable in full at maturity	6.66%
	The 17-3rd public bond	5/30/2008	50,000	5/30/2013	Payable in full at maturity	7.14%
	The 18-1st public bond	6/23/2008	30,000	12/23/2009	Payable in full at maturity	7.00%
	The 18-2nd public bond	6/23/2008	40,000	6/23/2010	Payable in full at maturity	7.12%
	The 18-3rd public bond	6/23/2008	20,000	6/23/2011	Payable in full at maturity	7.22%
	The 18-4th public bond	6/23/2008	10,000	6/23/2013	Payable in full at maturity	7.55%

KT Capital	The 19-1st public bond	9/11/2008	40,000	9/11/2009	Payable in full at maturity	7.68%
	The 19-2nd public bond	9/11/2008	10,000	3/11/2010	Payable in full at maturity	7.80%
	The 19-3rd public bond	9/11/2008	20,000	9/11/2010	Payable in full at maturity	7.93%
	The 19-4th public bond	9/11/2008	10,000	9/11/2010	Payable in full at maturity	CD(91D)+ 2.10%
	The 20th public bond	10/27/2008	10,000	10/27/2009	Payable in full at maturity	8.98%
	The 21st public bond	11/26/2008	30,000	11/26/2009	Payable in full at maturity	9.10%
	Total		9,016,951
Less current portion			(1,311,667)

Long-term portion			7,705,284
Discount on bonds			(42,621)

	Net		(Won)7,662,663

	2009
Company	Type	Issue date	Amount	Maturity	Repayment method	Interest rate per annum
KT	MTNP notes (Note 1)	6/24/2004	(Won)700,560	6/24/2014	Payable in full at maturity	5.88%
			(USD 600,000)
	MTNP notes (Note 1)	9/7/2004	(Won)116,760	9/7/2034	Payable in full at maturity	6.50%
			(USD 100,000)
	MTNP notes (Note 1)	7/15/2005	(Won)467,040	7/15/2015	Payable in full at maturity	4.88%
			(USD 400,000)
	MTNP notes (Note 1)	5/3/2006	(Won)233,520	5/3/2016	Payable in full at maturity	5.88%
			(USD 200,000)
	Euro bonds	4/11/2007	(Won)233,520	4/11/2012	Payable in full at maturity	5.13%
			(USD 200,000)
	FR notes (Note 2)	9/11/2008	(Won)233,520 (USD 200,000)	9/11/2013	Payable in full at maturity	LIBOR(3M) +1.5%
	The 132nd public bond	2/9/2001	70,000	2/9/2011	Payable in full at maturity	7.68%
	The 159th public bond	10/27/2003	300,000	10/27/2013	Payable in full at maturity	5.39%
	The 160th public bond	11/24/2003	200,000	11/24/2010	Payable in full at maturity	5.45%
	The 161st public bond	12/23/2003	230,000	12/23/2010	Payable in full at maturity	5.61%
	The 162nd public bond	2/27/2004	320,000	2/27/2011	Payable in full at maturity	5.52%
	The 163rd public bond	3/30/2004	170,000	3/30/2014	Payable in full at maturity	5.51%
	The 164th public bond	6/21/2004	260,000	6/21/2011	Payable in full at maturity	5.22%
	The 165-1st public bond	8/26/2004	130,000	8/26/2011	Payable in full at maturity	4.22%
	The 165-2nd public bond	8/26/2004	140,000	8/26/2014	Payable in full at maturity	4.44%
	The 166-1st public bond	3/21/2005	220,000	3/21/2010	Payable in full at maturity	4.37%
	The 166-2nd public bond	3/21/2005	100,000	3/21/2012	Payable in full at maturity	4.57%
	The 167-1st public bond	4/20/2005	100,000	4/20/2012	Payable in full at maturity	4.59%
	The 167-2nd public bond	4/20/2005	100,000	4/20/2015	Payable in full at maturity	4.84%
	The 168-1st public bond	6/21/2005	240,000	6/21/2012	Payable in full at maturity	4.43%
	The 168-2nd public bond	6/21/2005	90,000	6/21/2015	Payable in full at maturity	4.66%
	The 169th public bond	4/3/2007	140,000	4/3/2012	Payable in full at maturity	5.01%
	The 170th public bond (Note 2)	1/11/2008	(Won)157,853 (JPY12,500,000)	1/11/2011	Payable in full at maturity	TIBOR(3M) +0.6%
	The 171st public bond	2/28/2008	100,000	2/28/2013	Payable in full at maturity	5.41%
	The 172-1st public bond (Note 2)	3/31/2008	(Won)58,380 (USD 50,000)	3/31/2011	Payable in full at maturity	LIBOR(3M) +1.5%
	The 172-2nd public bond (Note 2)	3/31/2008	(Won)128,436 (USD 110,000)	3/31/2012	Payable in full at maturity	LIBOR(3M) +1.6%
	The 173-1st public bond	8/6/2008	(Won)100,000	8/6/2013	Payable in full at maturity	6.49%
	The 173-2nd public bond	8/6/2008	100,000	8/6/2018	Payable in full at maturity	6.62%
	The 174-1st public bond	12/19/2008	100,000	12/19/2010	Payable in full at maturity	5.34%
	The 174-2nd public bond	12/19/2008	130,000	12/19/2011	Payable in full at maturity	5.56%
	The 175-1st public bond	2/27/2009	40,000	2/27/2012	Payable in full at maturity	4.80%
	The 175-2nd public bond	2/27/2009	360,000	2/27/2014	Payable in full at maturity	5.47%
	The 176-1st public bond	5/28/2009	100,000	5/28/2012	Payable in full at maturity	4.37%
	The 176-2nd public bond	5/28/2009	170,000	5/28/2014	Payable in full at maturity	5.06%
	The 176-3rd public bond	5/28/2009	260,000	5/28/2016	Payable in full at maturity	5.24%
	The 47-2nd public bond	7/12/2004	70,000	7/12/2011	Payable in full at maturity	5.32%
	The 48th public bond	2/15/2005	200,000	2/15/2010	Payable in full at maturity	5.31%
	The 49th public bond (Note 2)	2/25/2008	(Won)204,330 (USD 175,000)	2/25/2011	Payable in full at maturity	LIBOR(3M) +1.5%
	The 50th public bond (Note 2)	4/28/2008	(Won)88,397 (JPY 7,000,000)	4/28/2011	Payable in full at maturity	TIBOR(3M) +1.6%
	The 51-1st public bond (Note 2)	6/20/2008	(Won)110,922 (USD 95,000)	6/20/2011	Payable in full at maturity	LIBOR(3M) +1.6%
	The 51-2nd public bond	6/20/2008	(Won)70,000	6/20/2013	Payable in full at maturity	6.41%
	The 52-1st public bond	8/4/2008	100,000	8/4/2011	Payable in full at maturity	6.20%
	The 52-2nd public bond	8/4/2008	100,000	8/4/2013	Payable in full at maturity	6.64%
	The 53-1st public bond	12/1/2008	20,000	12/1/2010	Payable in full at maturity	8.23%
	The 53-2nd public bond	12/1/2008	180,023	12/1/2011	Payable in full at maturity	8.36%

	2009
Company	Type	Issue date	Amount	Maturity	Repayment method	Interest rate per annum
KTN	Public bond	4/17/2007	10,000	4/17/2010	Payable in full at maturity	5.29%
	Public bond	7/24/2008	5,000	7/24/2011	Payable in full at maturity	6.82%

KTR	The 19-2nd public bond	5/10/2005	10,000	5/10/2010	Payable in full at maturity	4.69%
	The 10th public bond	6/18/2007	40,000	6/18/2010	Payable in full at maturity	5.70%
	The 11th private bond	12/6/2007	20,000	12/6/2010	Payable in full at maturity	6.85%
	The 12th private bond	5/23/2008	20,000	5/23/2011	Payable in full at maturity	6.39%
	The 13-2nd private bond	10/2/2008	10,000	4/2/2010	Payable in full at maturity	8.30%
	The 14th private bond	1/8/2008	30,000	1/8/2012	Payable in full at maturity	8.90%
	The 15th private bond	10/26/2008	30,000	10/26/2011	Payable in full at maturity	5.70%
	The 16th private bond	11/27/2009	30,000	11/27/2012	Payable in full at maturity	5.85%

KT Capital	The 1st private bond	3/16/2007	30,000	3/16/2010	Payable in full at maturity	5.42%
	The 2nd private bond	4/16/2007	20,000	4/16/2010	Payable in full at maturity	5.56%
	The 4th public bond	5/30/2007	40,000	5/30/2010	Payable in full at maturity	5.70%
	The 5th private bond	6/29/2007	20,000	6/29/2010	Payable in full at maturity	5.67%
	The 6-2nd public bond	8/3/2007	30,000	8/3/2010	Payable in full at maturity	5.72%
	The 7-2nd public bond	8/31/2007	20,000	8/31/2010	Payable in full at maturity	6.05%
	The 8th private bond	9/28/2007	30,000	9/28/2010	Payable in full at maturity	6.26%
	The 9-2nd public bond	10/18/2007	20,000	10/18/2010	Payable in full at maturity	6.44%
	The 11th public bond (Note 2)	12/27/2007	20,000	12/27/2010	Payable in full at maturity	CD(91D)+ 1.39%
	The 13-1st public bond	2/21/2008	30,000	2/21/2010	Payable in full at maturity	6.33%
	The 13-2nd public bond	2/21/2008	30,000	2/21/2011	Payable in full at maturity	6.48%
	The 14-1st public bond	3/28/2008	10,000	3/28/2010	Payable in full at maturity	6.37%
	The 14-2nd public bond	3/28/2008	10,000	3/28/2011	Payable in full at maturity	6.47%
	The 15th private bond (Note 2)	4/21/2008	20,000	4/21/2010	Payable in full at maturity	MOR(3M)+ 1.28%
	The 16-1st public bond	4/30/2008	60,000	1/30/2010	Payable in full at maturity	6.33%
	The 16-2nd public bond	4/30/2008	10,000	4/30/2011	Payable in full at maturity	6.46%
	The 17-3rd public bond	5/30/2008	50,000	5/30/2013	Payable in full at maturity	7.14%
	The 18-2nd public bond	6/23/2008	40,000	6/23/2010	Payable in full at maturity	7.12%
	The 18-3rd public bond	6/23/2008	20,000	6/23/2011	Payable in full at maturity	7.22%
	The 18-4th public bond	6/23/2008	10,000	6/23/2013	Payable in full at maturity	7.55%
	The 19-2nd public bond	9/11/2008	10,000	3/11/2010	Payable in full at maturity	7.80%
	The 19-3rd public bond	9/11/2008	20,000	9/11/2010	Payable in full at maturity	7.93%
	The 19-4th public bond (Note 2)	9/11/2008	10,000	9/11/2010	Payable in full at maturity	CD(91D)+ 2.10%
	The 22-1st public bond	1/23/2009	10,000	1/23/2010	Payable in full at maturity	8.70%
	The 22-2nd public bond	1/23/2009	35,000	1/23/2011	Payable in full at maturity	8.75%
	The 22-3rd public bond	1/23/2009	25,000	1/23/2012	Payable in full at maturity	8.95%
	The 23th public bond	5/29/2009	20,000	5/29/2011	Payable in full at maturity	5.35%
	The 24th public bond	6/29/2009	30,000	6/29/2012	Payable in full at maturity	6.28%
	The 25-1st public bond	7/30/2009	20,000	7/30/2011	Payable in full at maturity	6.20%
	The 25-2nd public bond	7/30/2009	25,000	7/30/2012	Payable in full at maturity	5.75%
	The 26th public bond	8/27/2009	50,000	8/27/2012	Payable in full at maturity	6.33%
	The 27th public bond	9/4/2009	10,000	9/4/2012	Payable in full at maturity	6.33%
	The 28-1st public bond	11/12/2009	20,000	11/12/2011	Payable in full at maturity	5.70%
	The 28-2nd public bond	11/12/2009	30,000	11/12/2012	Payable in full at maturity	6.08%
	The 29-1st public bond	11/30/2009	10,000	11/30/2011	Payable in full at maturity	5.60%
	The 29-2nd public bond	11/30/2009	40,000	11/30/2012	Payable in full at maturity	6.00%
	The 30-1st public bond	12/23/2009	10,000	6/23/2011	Payable in full at maturity	5.30%
	The 30-2nd public bond	12/23/2009	10,000	12/23/2011	Payable in full at maturity	5.60%
	The 30-3rd public bond	12/23/2009	10,000	12/23/2012	Payable in full at maturity	5.95%
	The 31st public bond	12/31/2009	10,000	12/31/2012	Payable in full at maturity	5.98%

	2009
Company	Type	Issue date	Amount		Maturity	Repayment method	Interest rate per annum
KT M&S	The 1st private bond (Note 2)	3/24/2009		40,000	3/24/2010	Payable in full at maturity	BD+3.95%
	Total		(Won)	8,913,261
Less current portion				(1,540,000)

Long-term portion				7,373,261
Discount on bonds				(35,862)

	Net		(Won)	7,337,399

(Note 1)	As of December 31, 2009, the Company has issued notes in the amount of USD 1,300 million with fixed interest rates under Medium Term Note Program (“MTNP”) registered in the Singapore Stock Exchange, which allows issuance of notes up to USD 2,000 million and the unused balance under the program is USD 700 million.

(Note 2)	LIBOR (3M) is approximately 0.25%, CD(91D) is approximately 2.86%, MOR(3M) is approximately 4.08%, BD is approximately 3.49% and TIBOR (3M) is approximately 0.46% as of December 31, 2009.

b. Long-term Borrowings in Korean Won

Long-term borrowings in Korean won as of December 31, 2008 and 2009 are as follows (in millions of Korean won):

	2008				2009
	Maturity	Interest rate per annum	Amount		Maturity	Interest rate per annum	Amount
Informatization Promotion Fund (Note 1 and 2)	2009~2013	4.86~6.28%	(Won)	35,869	2010~2014	4.39~5.79%	(Won)	31,518
Inter-Korean Cooperation Fund (Note 1)	2026	2.00%		6,415	2026	2.00%		6,415
Facility and working capital loans	2009~2015	5.00~8.12%		79,611	2010~2015	4.90~7.35%		67,411
General purpose loans	2009~2011	5.74~7.01%		74,034	2010~2011	4.06~5.80%		65,815
Commercial papers	2011	6.55~6.71%		30,000	2011	6.25~6.71%		50,000

Total				225,929				221,159
Less Current portion				(78,245)				(76,730)

Long-term portion				147,684				144,429
Less present value discount				(871)				(654)

Net			(Won)	146,813			(Won)	143,775

(Note 1)	Above Informatization Promotion Fund is repayable in installments for three years after two year grace period and Inter-Korean Cooperation Fund is repayable in installments for thirteen years after seven year grace period.

(Note 2)	Certain portion of operating lease receivables of KT Rental (Won)(366 million) is provided as collateral for its long-term borrowings (Informatization Promotion Fund (Won)1,300 million).

c. Long-term Borrowings in Foreign Currency

Long-term borrowings in foreign currency as of December 31, 2008 and 2009 are as follows (in millions of Korean won and thousands of foreign currencies):

	2008
	Maturity	Interest rate per annum (%)	Amount
Company			Foreign currencies	Korean won equivalent
KTSC	2013	LIBOR+1.70	USD 28,800	(Won)	36,216
KTF	2010~2011	4.87~5.77	USD 100,000		125,750
KT Capital	2010	LIBOR+0.99	USD 19,000		23,893
NTC	2010	LIBOR+3.50	RUB 29,380		1,260
		14.00	RUB 2,877		123
East Telecom	2011	16.50	SUM 890,000		810

Total			USD147,800
			RUB 32,257
			SUM 890,000		188,052

Less current portion			(USD 40,400)		(50,803)

Net			USD 107,400
			RUB 32,257
			SUM 890,000	(Won)	137,249

	2009
	Maturity	Interest rate per annum (%)	Amount
Company			Foreign currencies	Korean won equivalent
KT	2010~2011	LIBOR(3M)+2.0	USD 70,000	(Won)	81,732
KTSC	2013	LIBOR+1.7	USD 22,400		26,154
KT Capital	2010	LIBOR(3M)+0.99	USD 15,000		17,514
NTC	2010	LIBOR+3.50	RUB 29,380		1,131
East Telecom	2011~2016	16.50	SUM 2,047,159		1,577

			USD 107,400
Total			RUB 29,380
			SUM 2,047,159		128,108

			(USD 61,400)
Less current portion			(RUB 29,380)
			(SUM 1,023,580)		(73,610)

Net			USD 46,000
			SUM 1,023,579	(Won)	54,498

d. Repayment Schedule

Repayment schedule of the Company’s long-term debt as of December 31, 2009 is as follows (in millions of Korean won):

Year ending December 31,	Bonds						Borrowings in local currency		Borrowings in foreign currency		Total
	In local currency		In foreign currency		Sub total
2010	(Won)	1,540,000	(Won)	—	(Won)	1,540,000	(Won)	76,730	(Won)	73,610	(Won)	1,690,340
2011		1,510,023		619,882		2,129,905		122,377		43,289		2,295,571
2012		1,010,000		361,956		1,371,956		8,255		7,473		1,387,684
2013		730,000		233,520		963,520		4,537		3,736		971,793
2014		840,000		700,560		1,540,560		2,196		—		1,542,756
Thereafter		550,000		817,320		1,367,320		7,064		—		1,374,384

Total	(Won)	6,180,023	(Won)	2,733,238	(Won)	8,913,261	(Won)	221,159	(Won)	128,108	(Won)	9,262,528

13.    PROVISIONS

Changes in provisions for the years ended December 31, 2008 and 2009 are as follows (in millions of Korean won):

	2008
	January 1, 2008		Increase		Decrease		Other, net		December 31, 2008
					Reversal	Use
Current portion:
Litigation (Note 1)	(Won)	32,849	(Won)	18,748	((Won)1)	((Won)32,024)	(Won)	—	(Won)	19,572
KT members points (Note 2)		1,751		257	(1,045)	(282)		—		681
KT points (Note 4)		—		—	—	(5,414)		10,188		4,774
Call bonus points (Note 5)		4,332		—	—	(4,493)		5,665		5,504
Sales warranty (Note 3)		5,412		8,623	—	(8,736)		—		5,299
Others		3,073		5,908	(7)	(5,989)		—		2,985

Sub total		47,417		33,536	(1,053)	(56,938)		15,853		38,815

Non-current portion:
KT points (Note 4)		20,087		—	(2,800)	—		(10,188)		7,099
Call bonus points (Note 5)		4,637		6,137	—	—		(5,665)		5,109
Asset retirement obligation (Note 6)		—		20,382	—	—		51,151		71,533
Others		696		925	(216)	—		—		1,405

Sub total		25,420		27,444	(3,016)	—		35,298		85,146

Total	(Won)	72,837	(Won)	60,980	((Won)4,069)	((Won)56,938)	(Won)	51,151	(Won)	123,961

	2009
	January 1, 2009		Increase		Decrease				Other, net		December 31, 2009
					Reversal		Use
Current portion:
Litigation (Note 1)	(Won)	19,572	(Won)	2,204	(Won)	—	(Won)	(4,766)	(Won)	—	(Won)	17,010
KT members points (Note 2)		681		—		(25)		(110)		—		546
KT points (Note 4)		4,774		—		—		(5,825)		4,642		3,591
Let’s 010 call bonus points (Note 5)		5,504		—		—		(3,232)		4,999		7,271
Sales warranty (Note 3)		5,299		9,285		—		(8,339)		—		6,245
Others		2,985		5,033		(719)		(2,745)		624		5,178

Sub total		38,815		16,522		(744)		(25,017)		10,265		39,841

Non-current portion:
KT points (Note 4)		7,099		—		—		—		(4,642)		2,457
Let’s 010 call bonus points (Note 5)		5,109		7,935		—		(1,607)		(4,999)		6,438
Asset retirement obligation (Note 6)		71,533		13,997		(3,935)		(6,188)		17,804		93,211
Others		1,405		374		(309)		—		—		1,470

Sub total		85,146		22,306		(4,244)		(7,795)		8,163		103,576

Total	(Won)	123,961	(Won)	38,828	(Won)	(4,988)	(Won)	(32,812)	(Won)	18,428	(Won)	143,417

(Note 1)	The amount recognized as the litigation provision is the estimate of payments required to settle the obligation.

(Note 2)	The Company recorded provisions for the KT members’ points, for VIP customers of the fixed-line or mobile telephone users who are entitled to receive certain goods and other benefits with (Won)25,000 per person.

(Note 3)	KT Tech (formerly, “KTF Technologies Inc.”), a subsidiary, recorded sales warranty provisions based on the estimated warranty cost for the products sold. Sales warranty provisions are calculated in proportion to cost of goods sold based on the historical defect experiences.

(Note 4)	The amount recognized as the call bonus points represents the estimate of payments for KT points which are provided to fixed-line customers based on the usage of the services. Once certain criteria are met, customers are entitled to receive certain goods and other benefits from the Company. Such provision is reviewed at each end of reporting period and adjusted to reflect the current best estimate when new estimates are necessary as a result of changes in circumstances, which were used as the bases for such estimates, or an acquisition of new information or additional experience on the usage rate, the expiration of points and others.

(Note 5)	The Company recorded provision for the Call bonus points provided to its PCS subscribers who are entitled to receive certain goods and other benefits from the Company.

(Note 6)	When the Company is responsible for restoration of leased facility after termination of the lease contract, the present value of expected future expenditure for the restoration is recorded as a liability.

14.    LEASE

a. Lessees

Property and equipment acquired through lease arrangements with GE Capital and others as of December 31, 2008 and 2009 are as follows:

1) Finance Lease

Property and equipment acquired through finance lease arrangements with GE Capital as of December 31, 2008 and 2009 are as follows (in millions of Korean won):

	2008		2009
Acquisition cost	(Won)	67,208	(Won)	35,199
Accumulated depreciation		(53,596)		(30,379)

Net balance	(Won)	13,612	(Won)	4,820

Depreciation	(Won)	8,852	(Won)	4,859

Annual future lease payments of such leases as of December 31, 2009 are as follows (in millions of Korean won):

Year ending December 31,	Lease payment
2010	(Won)	6,512
2011~2014		1,347

Total		7,859
Less amounts representing interest		(306)

Principal amount		7,553
Less current portion		(6,224)

Net	(Won)	1,329

2) Operating Lease

Annual future lease payments of operating lease arrangements with HP Financial Co., Ltd. and others as of December 31, 2009 are as follows (in millions of Korean won):

Year ending December 31,	Lease payment
2010	(Won)	6,319
2011~2014		2,921

Total	(Won)	9,240

b. Lessors

1) Finance Lease

The present values of minimum lease payments and gross investments in the leased assets provided by the Company as of December 31, 2009 are as follows (in millions of Korean won):

Year ending December 31,	Lease payment
2010	(Won)	226,214
2011~2014		358,980
Thereafter		7,701

Total		592,895
Less amounts representing interest		(71,294)

Principal amount		521,601
Less current portion		(206,081)

Net	(Won)	315,520

2) Operating Lease

Annual future lease receipts from operating lease arrangements to be recognized by the Company as of December 31, 2009 are as follows (in millions of Korean won):

Year ending December 31,	Lease payment
2010	(Won)	14,036
2011~2014		11,208

Total	(Won)	25,244

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

16.    ASSETS AND LIABILITIES DENOMINATED IN FOREIGN CURRENCIES

Significant assets and liabilities denominated in foreign currencies (excluding those held by overseas subsidiaries) as of December 31, 2008 and 2009 are summarized as follows (in millions of Korean won and thousands of foreign currencies):

	2008			2009
	Foreign currencies	Korean won equivalent		Foreign currencies	Korean won equivalent
Assets:
Cash and cash equivalents	USD 26,124	(Won)	32,851	USD 24,013	(Won)	28,038
	JPY 20,278		282	JPY 702		9
	—		—	EUR 65		110
	—		—	GBP 10		19
Short-term investment assets	USD 15,327		19,273	USD 15,327		17,896
Accounts receivable—trade	USD 164,536		206,905	USD 150,281		175,468
	JPY 178,880		2,493	JPY 78,500		991
	SDR 17,623		34,301	SDR 15,225		27,767
	EUR 486		864	EUR 211		353
	—		—	AUD 13		14
Loans	USD 49,000		61,618	USD 35,769		41,764
Accounts receivable—other	USD 2,975		3,741	USD 438		512
	JPY 2,139		30	—		—
Guarantee deposits	USD 557		700	USD 557		650
Deposits provided	USD 10		12	—		—

	USD 258,529			USD 226,385
	JPY 201,297			JPY 79,202
	SDR 17,623			SDR 15,225
Total assets	EUR 486			EUR 276
	—			GBP 10
	—	(Won)	363,070	AUD 13	(Won)	293,591

Liabilities:
	USD 135,049	(Won)	169,824	USD 119,636	(Won)	139,687
	JPY 134,945		1,882	JPY 9,885		125
Accounts payable—trade	SDR 12,413		24,160	SDR 8,566		16,841
	EUR 468		831	EUR 103		172
	AUD 17		15	—		—
	USD 2,227		2,800	USD 125		146
Accounts payable—other	—		—	JPY 1,653		21
	GBP 1		2	GBP 51		96
	—		—	KWD 288		483
	EUR 25		44	—		—
	CNY 6		1	—		—
	HKD 17		3	—		—
	USD 2,601		3,271	USD 7,283		8,503
Short-term borrowings	JPY 58,587		817	JPY 38,645		488
Withholdings	USD 215		271	USD 728		850
Accrued expenses	USD 1,470		1,849	USD 350		409
	EUR 15		26	EUR 15		25
Current portion of bonds and long-term borrowings	USD 6,400		8,048	USD 61,400		71,691
Key money deposits	USD 14		18	USD 14		16
Bonds and long-term borrowings	USD 2,130,000		2,678,475	USD 2,130,000		2,486,988
	JPY 19,500,000		271,808	JPY 19,500,000		246,250
	USD 141,400		177,811	USD46,000		53,710

	USD 2,419,376			USD 2,365,536
	SDR 12,413			SDR 8,566
	EUR 508			EUR 118
	AUD 17			—
Total liabilities	JPY 19,693,532			JPY 19,550,183
	GBP 1			GBP 51
	—			KWD 288
	CNY 6			—
	HKD 17	(Won)	3,341,956	—	(Won)	3,026,501

17.    TRANSACTIONS AND BALANCES WITH RELATED PARTIES

KT’s significant account balances with related parties as of December 31, 2008 and 2009 are summarized as follows (in millions of Korean won):

Related party	Account	2008		2009
Subsidiary:
KTF	Receivables	(Won)	52,750	(Won)	—
	Payables		172,700		—
	Key money deposits received		21,392		—
KTH	Receivables		1,320		1,537
	Accrued expenses		12,046		22,191
KTN	Receivables		5,413		5,868
	Payables		42,912		47,380
KTL	Receivables		99		90
	Payables		24,188		18,094
KT Tech (formerly, “KTF Technologies Inc.”)	Receivables		2,496		1,590
	Payables		11,117		73,830
KTR	Receivables		60		17
	Payables		56,128		74,405
KT Capital	Receivables		1		5
	Payables		42,074		54,777
KTDS (formerly, “KT DataSystems Co., Ltd.”)	Receivables		5		6,326
	Payables		27,864		104,665
KT M&S (formerly, “KTF M&S Co., Ltd.”)	Receivables		—		36,974
	Payables		—		7,543
Others	Receivables		6,510		10,713
	Payables		25,080		50,453
Equity method investees:	Receivables		9,031		11,140
	Payables		100,824		89,290

Total	Receivables	(Won)	77,685	(Won)	74,260

	Payables	(Won)	536,325	(Won)	542,628

Significant transactions between KT and its related parties for the years ended December 31, 2007, 2008 and 2009 are summarized as follows (in millions of Korean won):

Related party	Transactions	Account	2007		2008		2009
Subsidiary:
KTF	Leased line charges and other	Operating revenue	(Won)	451,668	(Won)	443,880	(Won)	185,302
	Purchase of PCS networks and other	Operating expense		761,299		756,002		282,319
KTH	Leased line charges and other	Operating revenue		5,071		10,935		10,885
	Commission and other	Operating expense		46,510		45,396		50,806
KTN	Leased line charges and other	Operating revenue		38,663		38,970		34,412
	Cost of system integration (“SI”), network integration business and other	Operating expense		147,994		178,408		115,445
KTL	Leased line charges and other	Operating revenue		1,710		1,311		1,123
	Commissions and other	Operating expense		86,188		79,428		73,072
KT Tech (formerly, “KTF Technologies Inc.”)	Telecommunication revenue and other	Operating revenue		3,327		2,347		1,672
	Cost of goods sold and other	Operating expense		88,443		52,847		171,650
KTR	Telecommunication revenue and other	Operating revenue		2,600		2,232		423
	Commissions and other	Operating expense		42,991		44,917		42,778
KT Capital	Telecommunication revenue and other	Operating revenue		45		87		96
	Interest expense of lease and other	Operating expense		88		2,129		4,046
KTDS (formerly, “KT DataSystems Co., Ltd.”)	Telecommunication revenue and other	Operating revenue		—		3,106		7,978
	Commissions and other	Operating expense		—		55,101		249,914
KT M&S (formerly, “KTF M&S Co., Ltd.”)	Telecommunication revenue and other	Operating revenue		—		—		301,303
	Commissions and other	Operating expense		—		—		153,287
Other	Telecommunication revenue and other	Operating revenue		24,725		25,443		50,832
	Commissions and other	Operating expense		49,019		49,635		74,034
Equity method investees:	Telecommunication revenue and other	Operating revenue		121,340		118,269		122,036
	Commissions and other	Operating expense		550,007		585,555		668,979

Total		Revenues	(Won)	649,149	(Won)	646,580	(Won)	716,062

		Expenses	(Won)	1,772,539	(Won)	1,849,418	(Won)	1,886,330

Compensation to KT’s key management personnel for the years ended December 31, 2007, 2008 and 2009 are as follows (in millions of Korean won):

	2007		2008		2009		Description
Benefits	(Won)	19,397	(Won)	20,203	(Won)	17,068	Salaries, bonuses and other allowances, retirement benefits, medical benefits and other
Share-based payments		1,047		1,420		1,052	Other share-based payments and others

Total	(Won)	20,444	(Won)	21,623	(Won)	18,120

KT considers its management of vice president or higher, who have the authority and responsibility for planning, operation and control and are in charge of business or division unit, and non-permanent directors as key management personnel.

Significant account balances amongst subsidiaries as of December 31, 2008 and 2009 are as follows (in millions of Korea won):

Creditor	Debtor	Account	2008		2009
KT Capital	KT M&S (formerly, “KTF M&S Co., Ltd.)	Long-term loans	(Won)	—	(Won)	20,000
KTR	KTP	Long-term receivable-trade and others		31,303		33,662
Other				126,024		67,864

Total			(Won)	157,327	(Won)	121,526

Significant transactions amongst subsidiaries for the years ended December 31, 2007, 2008 and 2009 are as follows (in millions of Korea won):

Seller	Purchaser	2007		2008		2009
KT Tech (formerly, “KTF Technologies Co., Ltd.)	KTF (Note 1)	(Won)	358,150	(Won)	304,361	(Won)	119,884
KTF (Note 1)	KT M&S (formerly, “KTF M&S Co., Ltd.)		137,602		398,556		172,304
Other			163,213		412,795		107,990

Total		(Won)	658,965	(Won)	1,115,712	(Won)	400,178

(Note 1)	Transactions with KTF represent those before merger on June 1, 2009.

As of December 31, 2009, the Company has provided guarantees for related parties as follows (in millions of Korean won):

Guarantor	Guarantee	Description	Amount
KTN	KTR	Guarantee for loan	(Won)	10,000

18.    COMMON STOCK AND CAPITAL SURPLUS

As of December 31, 2009, the Company’s number of shares authorized are 1,000,000,000 shares with par value of (Won)5,000 per share.

As of December 31, 2008 and 2009, the number of shares issued by the Company are 273,535,700 and 261,111,808 shares, respectively, and the common stock amounted to (Won)1,560,998 million and (Won)1,564,499 million, respectively. As allowed by the Securities Exchange Law, the Company retired 38,663,959 and 51,787,959 treasury shares by charges against retained earnings through December 31, 2008 and 2009, respectively. Therefore, the common stock amount differs from the amount resulting from multiplying the number of shares issued by (Won)5,000 par value of common stock.

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

20.    COMPREHENSIVE INCOME

Comprehensive income for the years ended December 31, 2007, 2008 and 2009 are as follows (in millions of Korean won):

Description	2007		2008		2009
Net income	(Won)	1,170,978	(Won)	513,290	(Won)	609,695
Cumulative effect of changes in accounting policies		—		3,852		—
Other comprehensive income (loss):
Gain on translation of foreign operations		55		13,559		(8,642)
Loss on translation of foreign operations (Tax effect: (Won)5,005 million for 2007, ((Won)3,632) million for 2008 and (Won)3,945 million for 2009)		22,136		11,779		(18,656)
Unrealized gain on available-for-sale securities (Tax effect: (Won)1,189 million for 2007, (Won)2,988 million for 2008 and ((Won)1,793) million for 2009)		4,164		(8,939)		(113)
Unrealized loss on available-for-sale securities (Tax effect: (Won)1,872 million for 2008 and ((Won)1,858) million for 2009		—		(7,545)		7,687
Unrealized gain on valuation of derivatives (Tax effect: ((Won)768) million for 2007, ((Won)2,288) million for 2008 and ((Won) 400) million for 2009)		2,024		9,374		486
Unrealized loss on valuation of derivatives (Tax effect: (Won)4,989 million for 2008 and ((Won)1,003) million for 2009)		—		(18,370)		(26,223)
Increase in equity of associates (Tax effect: ((Won)2,789) million for 2007, (Won)3,779 million for 2008 and ((Won)240) million for 2009)		(714)		9,954		(10,204)
Decrease in equity of associates (Tax effect: ((Won)4,942) million for 2007, ((Won)6,517) million for 2008 and (Won)215 million for 2009)		3,762		961		(10,138)

Comprehensive income	(Won)	1,202,405	(Won)	527,915	(Won)	543,892

Attributable to: Equity holders of the parent	(Won)	1,082,829	(Won)	462,258	(Won)	439,425
Noncontrolling interest		119,576		65,657		104,467

	(Won)	1,202,405	(Won)	527,915	(Won)	543,892

21.    SHARE-BASED PAYMENT

The Company granted stock options to its executive officers and directors as of December 31, 2009 in accordance with the stock option plan approved by its board of directors of which details are as follows:

	1st grant		2nd grant		3rd grant		4th grant		5th grant		KTF-2nd(Note)		KTF-3rd(Note)		KTF-4th(Note)
Grant date		Dec. 26, 2002		Sep. 16, 2003		Dec. 12, 2003		Feb. 4, 2005		Apr. 28, 2005		Mar. 25, 2002		Sep. 8, 2003		Mar. 4, 2005
Grantee		Executives		Outside directors		Executives		Executives		Executives		Executives		CEO, Executives and Outside directors		Executives and Outside directors
Number of basic allocated shares upon grant		460,000		36,400		80,000		50,800		45,700		32,222		452,757		92,637
Number of additional shares related to business performance upon grant		220,000		—		40,000		20,000		20,000		—		—		—
Number of shares expected to be exercised upon grant		562,958		36,400		106,141		60,792		55,692		32,222		452,757		92,637
Number of settled or forfeited shares		191,326		33,400		106,141		10,800		65,700		11,652		232,848		13,437
Number of expired shares as of December 31, 2009		371,632		—		—		—		—		—		—		—
Number of allocated shares as of December 31, 2009		—		3,000		—		40,000		—		20,570		219,909		79,200
Number of additional shares related to business performance as of December 31, 2009		—		—		—		3,153		—		—		—		—
Number of shares expected to be exercised		—		3,000		—		43,153		—		20,570		219,909		79,200
Fair value (in Korean won)	(Won)	22,364	(Won)	12,443	(Won)	10,926	(Won)	12,322	(Won)	10,530	(Won)	1,146	(Won)	2,566	(Won)	4,328
Total compensation cost (in millions of Korean won)	(Won)	8,311	(Won)	38	(Won)	—	(Won)	531	(Won)	—	(Won)	24	(Won)	564	(Won)	343
Exercise price (in Korean won)	(Won)	70,000	(Won)	57,000	(Won)	65,000	(Won)	54,600	(Won)	50,400	(Won)	62,814	(Won)	41,711	(Won)	42,684
Exercise period		Dec.27, 2004 ~Dec. 26, 2009		Sep.17, 2005 ~Sep.16, 2010		Dec.13, 2005 ~Dec.12, 2010		Feb. 5, 2007 ~Feb. 4, 2012		Apr. 29, 2007 ~Apr. 28, 2012		Mar. 26, 2005 ~Mar. 25, 2010		Sep. 9, 2005 ~Sep. 8, 2010		Mar. 5, 2007 ~Mar. 4, 2012
Valuation method		Fair value method		Fair value method		Fair value method		Fair value method		Fair value method		Fair value method		Fair value method		Fair value method

(Note)	The stock options granted prior to the merger to the directors, officers or employees of KTF were converted into stock options granting the rights to purchase the stock of KT based on the merger ratio on June 1, 2009.

Upon exercise, the Company can elect one of the following settlement methods; an issuance of new shares, a provision of treasury stocks or cash settlement (cash and provision of treasury stocks) subject to its circumstances.

KT adopted the fair value method to measure compensation costs based on the following valuation assumptions and methods are as follows:

	1st grant	2nd grant	3rd grant	4th grant	5th grant	KTF-2nd(Note)	KTF-3rd(Note)	KTF-4th(Note)
Risk free interest rate	5.46%	4.45%	5.09%	4.43%	4.07%	2.43%	2.43%	2.78%
Expected duration	4.5 years to 5.5 years	4.5 years	4.5 years to 5.5 years	4.5 years to 5.5 years	4.5 years to 5.5 years	0.5 years	0.6 years	1.5 years
Expected volatility	49.07% ~ 49.90%	34.49%	31.26% ~ 33.90%	33.41% ~ 42.13%	33.51% ~ 35.92%	30.63%	41.85%	35.03%
Expected dividend yield ratio	1.10%	1.57%	1.57%	5.86%	5.86%	3.54%	3.54%	3.54%

(Note)	The compensation cost for the stock option which is granted to the directors, officers or employees of KTF were recalculated considering risk-free rate, expected duration and other on the date of the merger.

Of total compensation costs calculated using the fair value method, the compensation costs recognized through December 31, 2009 are as follows (in millions of Korean won):

	1st grant (Note)		2nd grant		3rd grant		4th grant		5th grant		KTF-2nd		KTF-3rd		KTF-4th		Total
Total compensation costs before adjustment	(Won)	10,602	(Won)	453	(Won)	1,160	(Won)	749	(Won)	586	(Won)	24	(Won)	564	(Won)	343	(Won)	14,481
Total compensation costs cancelled		(2,291)		(415)		(1,160)		(218)		(586)		—		—		—		(4,670)

Total compensation costs after adjustment		8,311		38		—		531		—		24		564		343		9,811
Compensation costs recognized in prior periods		(8,311)		(38)		—		(531)		—		(24)		(564)		(343)		(9,811)

Compensation costs to be recognized		—		—		—		—		—		—		—		—		—

(Note)	For the year ended December 31, 2009, the stock option with book value of (Won)8,311 million was transferred to other capital surplus as it was expired without exercise.

Details of stock grants to directors including chief executive officer are as follows:

	2nd grant	3rd grant	KTF-2nd grant (Note)
Grant date	March 27, 2008	May 7, 2009	June 20, 2007
Grantee	Registered directors	Registered directors	Registered directors
Estimated number of shares granted	13,345 shares	29,055 shares	11,790 shares
Vesting conditions	Service condition: one year Non-market performance condition: achievement of performance	Service condition: one year Non-market performance condition: achievement of performance	Service condition: six months Non-market performance condition: achievement of performance
Fair value per option (in Korean won)	(Won)48,160	(Won)36,200	(Won)36,050
Total compensation costs (in Korean won)	(Won)643 million	(Won)1,052 million	(Won)425 million
Estimated exercise date (exercise date)	During 2010	During 2010	During 2010
Valuation method	Fair value method	Fair value method	Fair value method

(Note)	The stock options granted prior to the merger to the directors, officers or employees of KTF were converted into stock options grants providing the rights to receive the stock of KT based on the merger ratio on June 1, 2009.

Above compensation costs were calculated based on the fair value method and charged to current operations for the year ended December 31, 2009 as follows (in millions of Korean won):

	2nd grant		3rd grant		KTF-2nd grant
Total compensation costs	(Won)	643	(Won)	1,052	(Won)	425
Compensation costs recognized in prior periods		(643)		—		(425)
Compensation costs recognized in the current period		—		(1,052)		—

Compensation costs to be recognized after the current period	(Won)	—	(Won)	—	(Won)	—

22.    TREASURY STOCK

Changes in KT’s treasury stock for the years ended December 31, 2008 and 2009 are as follows (in millions of Korean won except for share data):

	2008
	January 1, 2008			Increase			Disposal			Retirement			December 31, 2008
	Number of shares	Amount		Number of shares	Amount		Number of shares	Amount		Number of shares	Amount		Number of shares	Amount
Direct purchase by the Financial Investment Services and Capital Markets Act (formerly, “Securities and Exchange Act“)	70,256,407	(Won)	3,732,977	1,666,700	(Won)	73,807	(15,173)	(Won)	(807)	(1,666,700)	(Won)	(73,807)	70,241,234	(Won)	3,732,170
Indirect purchase through trust agreement and other	1,259,170		92,711	—		—	—		—	—		—	1,259,170		92,711

	71,515,577	(Won)	3,825,688	1,666,700	(Won)	73,807	(15,173)	(Won)	(807)	(1,666,700)	(Won)	(73,807)	71,500,404	(Won)	3,824,881

	2009
	January 1, 2009			Increase			Disposal (Note)			Retirement			December 31, 2009
	Number of shares	Amount		Number of shares	Amount		Number of shares	Amount		Number of shares	Amount		Number of shares	Amount
Direct purchase by the Financial Investment Services and Capital Markets Act (formerly, “Securities and Exchange Act“)	70,241,234	(Won)	3,732,170	13,624,232	(Won)	528,144	(54,085,296)	(Won)	(2,887,954)	(13,124,000)	(Won)	(508,912)	16,656,170	(Won)	863,448
Indirect purchase through trust agreement and other	1,259,170		92,711	—		—	—		—	—		—	1,259,170		92,711

	71,500,404	(Won)	3,824,881	13,624,232	(Won)	528,144	(54,085,296)	(Won)	(2,887,954)	(13,124,000)	(Won)	(508,912)	17,915,340	(Won)	956,159

(Note)	Disposals include 45,629,480 shares reissued to KTF shareholders in consideration of the merger with KTF and 8,453,222 shares reissued to NTT DoCoMo, lnc. in exchange of the exchangeable bond for the year ended December 31, 2009.

Above treasury stocks are expected to be used for the stock compensation to the Company’s directors and employees and other purposes.

23.    OPERATING REVENUES

Operating revenues for the years ended December 31, 2007, 2008 and 2009 are as follows (in millions of Korean won):

	2007		2008		2009
Internet services	(Won)	2,372,452	(Won)	2,481,171	(Won)	2,448,607
Data communication services		1,270,606		1,335,769		1,313,936
Telephone services		5,592,349		5,199,534		4,696,980
PCS services		5,980,628		6,424,414		6,646,389
Goods sold		2,450,658		3,065,858		3,396,886
Other		946,718		1,086,203		1,146,322

Total	(Won)	18,613,411	(Won)	19,592,949	(Won)	19,649,120

24.    CONSTRUCTION CONTRACTS

Details of construction contracts as of December 31, 2007, 2008 and 2009 are as follows (in millions of Korean won):

	2007
	Beginning contract balance		Increase		Recognized as revenue (Note)		Ending contract balance
Jungja Dong, Suwon	(Won)	27,158	(Won)	37	(Won)	(26,916)	(Won)	279
Sungsu Dong, Seoul		116,967		1,600		(54,731)		63,836
Bugae Dong, Incheon		184,179		6,260		(33,347)		157,092

Total	(Won)	328,304	(Won)	7,897	(Won)	(114,994)	(Won)	221,207

	2008
	Beginning contract balance		Increase		Recognized as revenue (Note)		Ending contract balance
Jungja Dong, Suwon	(Won)	279	(Won)	—	(Won)	(279)	(Won)	—
Sungsu Dong, Seoul		63,836		—		(50,308)		13,528
Bugae Dong, Incheon		157,092		—		(78,220)		78,872
Sungsu-dong, Seoul (factory building)		—		64,689		(212)		64,477

Total	(Won)	221,207	(Won)	64,689	(Won)	(129,019)	(Won)	156,877

	2009
	Beginning contract balance		Increase		Recognized as revenue (Note)		Ending contract balance
Jungja Dong, Suwon	(Won)	13,528	(Won)	—	(Won)	(13,528)	(Won)	—
Bugae Dong, Incheon		78,872		—		(74,537)		4,335
Sungsu-dong, Seoul (factory building)		64,477		—		(45,763)		18,714
Garak-dong, Seoul (office building)		—		48,873		(8,140)		40,733

Total	(Won)	156,877	(Won)	48,873	(Won)	(141,968)	(Won)	63,782

(Note)	These revenues are classified as other in operating revenues.

25.    OPERATING EXPENSES

Operating expenses for the years ended December 31, 2007, 2008 and 2009 are as follows (in millions of Korean won):

	2007		2008		2009
Salaries and wages	(Won)	2,229,273	(Won)	2,268,386	(Won)	2,192,072
Share-based payment		1,103		1,922		1,049
Severance indemnities		359,511		361,031		1,128,370
Employee welfare		527,129		565,797		587,033
Travel		38,125		31,150		22,571
Communications		76,916		58,945		26,174
Electric and water charges		245,226		248,778		250,664
Taxes and dues		260,506		269,196		207,268
Supplies		37,664		37,431		36,329
Publications		6,240		5,188		5,200
Rent		225,729		249,125		257,413
Depreciation		3,193,247		3,213,982		2,873,848
Amortization		404,004		410,538		402,801
Repairs		288,710		207,328		166,265
Maintenance		322,364		373,006		333,938
Automobile maintenance		30,572		20,278		31,895
Insurance		23,112		29,967		20,520
Commissions		1,049,490		1,354,151		1,262,024
Advertising		274,538		221,785		182,049
Education and training		31,179		29,398		23,575
Praise and reward		11,168		12,706		8,477
Research		238,722		235,508		239,508
Development		52,288		47,639		23,706
Interconnection charges		1,200,373		1,234,474		1,227,088
Cost of services		803,434		531,618		589,825
International settlement payment		216,962		263,464		263,749
Cost of goods sold		1,867,551		2,364,669		3,118,512
Promotion		749,029		1,080,089		1,121,880
Sales commission		1,902,106		2,129,674		1,804,583
Provision for doubtful accounts		71,390		148,972		104,977
Other		163,471		186,671		207,567

Sub-total		16,901,132		18,192,866		18,720,930
Less : transfer to other accounts		(42,284)		(40,197)		(38,269)

	(Won)	16,858,848	(Won)	18,152,669	(Won)	18,682,661

26.    INCOME TAX EXPENSE

Components of income tax expense for the years ended December 31, 2007, 2008 and 2009 are as follows (in millions of Korean won):

	2007		2008		2008
Current income tax expense (including additional income taxes and tax refunds)	(Won)	402,254	(Won)	294,620	(Won)	144,272
Changes in deferred income tax assets and liabilities related to temporary differences (including tax loss and credits carryforwards) (Note)		(45,506)		(126,811)		(68,048)
Income tax expense directly reflected in stockholders’ equity		51		50		31,539

Income tax expense	(Won)	356,799	(Won)	167,859	(Won)	107,763

(Note)	Changes in deferred income tax assets and liabilities related to temporary differences (in millions of Korean won):

	2008		2009
Ending deferred income tax assets	(Won)	482,721	(Won)	549,725
Beginning deferred income tax assets		(349,058)		(482,721)
Changes in deferred income tax assets (liabilities) directly added to (deducted from) stockholders’ equity		(3,000)		1,044
Other		(3,852)		—

Changes in deferred income tax assets	(Won)	126,811	(Won)	68,048

An explanation of the relationship between income tax expense and income from continuing operations before income tax expense for the years ended December 31, 2007, 2008 and 2009 are as follows (in millions of Korean won):

	2007		2008		2009
Income from continuing operations before income tax expense	(Won)	1,457,918	(Won)	707,196	(Won)	715,063

Income tax expense at statutory income tax rate
(For 2007: Less than (Won)100 million: 14.3%
Over (Won)100 million: 27.5%
For 2008: Less than (Won)200 million: 12.1%
Over (Won) 200 million: 27.5%
For 2009: Less than (Won)200 million: 12.1%
Over (Won) 200 million: 24.2%)		400,914		194,465		173,045
Differences (Note)		(44,115)		(26,606)		(65,282)

Income tax expense on continuing operations	(Won)	356,799	(Won)	167,859	(Won)	107,763

Effective tax rates		24.47%		23.74%		15.07%

(Note) Differences :
Non-temporary difference	(Won)	18,704	(Won)	25,412	(Won)	22,674
Changes in deferred income tax assets (liabilities) unrecognized related to equity method investment securities		35,196		83,892		4,507
Tax credit		(121,159)		(203,070)		(110,969)
Additional income tax and tax refund for prior years		30,545		(4,377)		(12,758)
Tax rate changes		—		72,839		3,194
Other		(7,401)		(1,302)		(2,554)

		((Won)44,115)		((Won)26,606)		((Won)65,282)

c. Changes in temporary differences, including tax loss and credits carryforwards, and deferred income tax assets (liabilities) for the years ended December 31, 2008 and 2009 are as follows (in millions of Korean won):

	2008
	January 1, 2008		Final tax return amount (Note 1)		Increase		Decrease		December 31, 2008		Deferred income tax assets (liabilities)
											Current		Non-current
(Deductible temporary differences)
Allowance for doubtful accounts	(Won)	358,078	(Won)	457,474	(Won)	253,716		(Won)(213,518)	(Won)	497,672	(Won)	113,861	(Won)	5,994
Inventories		34,979		137,182		20,435		(137,225)		20,392		628		3,915
Derivative instruments		164,721		38,474		11,729		(22,701)		27,502		6,655		—
Available-for-sale securities		13,282		24,462		15,105		(230)		39,337		—		8,840
Equity method investment securities		1,400,823		1,532,097		239,810		(7,022)		1,764,885		—		388,275
Contribution for construction		205,608		205,610		27,496		—		233,106		—		51,283
Accrued expenses		297,921		149,058		212,483		(138,951)		222,590		53,825		—
Provisions		83,919		88,036		139,193		(44,673)		182,556		35,845		7,577
Provision for severance indemnities		1,008,394		1,019,900		151,580		(19,177)		1,152,303		—		253,508
Refundable deposits for telephone installation		54,000		54,000		—		(3,068)		50,932		—		11,205
Other		149,582		275,449		983,596		(118,633)		1,140,412		56,751		199,485

Sub total		3,771,307	(Won)	3,981,742	(Won)	2,055,143	(Won)	(705,198)		5,331,687		267,565		930,082

Not recognized as deferred income tax assets (Note 2)		(1,559,920)								(1,861,675)		(16,330)		(395,012)

Recognized as deferred income tax assets		2,211,387								3,470,012		251,235		535,070
Tax rate (Note 3)		27.5%								24.2%, 22%

Deferred income tax assets		608,130								786,305		251,235		535,070

	2008
	January 1, 2008		Final tax return amount (Note 1)		Increase		Decrease		December 31, 2008		Deferred income tax assets (liabilities)
											Current		Non-current
(Taxable temporary differences)
Accrued interest income	(Won)	(6,116)	(Won)	(8,750)	(Won)	(5,959)	(Won)	3,057	(Won)	(11,652)	(Won)	(2,674)	(Won)	(124)
Equity method investment securities		(122,069)		(229,851)		(82,002)		2,517		(309,336)		—		(68,055)
Depreciation		(38,234)		(31,906)		—		8,311		(23,595)		—		(5,191)
Deposits for severance indemnities		(970,753)		(980,981)		(136,824)		5,959		(1,111,846)		—		(244,640)
Derivative instruments		(2,792)		(9,126)		(497,413)		22		(506,517)		(40,974)		(74,184)
Reserve for technology and human resource development		(213,333)		(213,333)		—		106,666		(106,667)		(25,813)		—

Sub total		(1,353,297)	(Won)	(1,473,947)	(Won)	(722,198)	(Won)	126,532		(2,069,613)		(69,461)		(392,194)

Not recognized as deferred income tax liabilities (Note 2)		122,069								119,892		—		26,377

Recognized as deferred income tax liabilities		(1,231,228)								(1,949,721)		(69,461)		(365,817)
Tax rate (Note 3)		27.5%								24.2%, 22%

Deferred income tax liabilities		(338,588)								(435,278)		(69,461)		(365,817)

(Tax loss carryforwards)
Total loss carryforwards		67,377								223,560		—		49,183
Not recognized as deferred income tax assets (Note 4)		(38,428)								(220,869)		—		(48,591)

Recognized as deferred income tax assets		28,949								2,691		—		592
Tax rate (Note 3)		27.5%								24.2%, 22%

Deferred income tax assets		7,961								592		—		592

(Tax credit carryforwards)
Total tax credit		111,456								153,193		75,116		78,077
Not recognized as deferred income tax assets		(22,991)								(22,091)		(6,949)		(15,142)

Recognized as deferred income tax assets		88,465								131,102		68,167		62,935

Deferred income tax assets		71,555								131,102		68,167		62,935

Deferred income tax assets, net	(Won)	349,058							(Won)	482,721	(Won)	249,941	(Won)	232,780

	2009
	January 1, 2009		Final tax return amount (Note 1)		Increase		Decrease		December 31, 2009		Deferred income tax assets (liabilities)
											Current		Non-current
(Deductible temporary differences)
Allowance for doubtful accounts	(Won)	497,672	(Won)	494,820	(Won)	184,549	(Won)	168,276	(Won)	511,003	(Won)	116,110	(Won)	6,763
Inventories		20,392		23,126		2,696		19,189		6,633		196		978
Derivative instruments		27,502		27,502		34,228		11,729		50,001		12,092		—
Available-for-sale securities		39,337		39,337		22,071		19,802		41,606		—		9,154
Equity method investment securities		1,764,885		1,764,024		7,519		1,289,887		481,656		12		105,954
Depreciation		—		13		101,193		—		101,206		—		22,265
Contribution for construction		233,106		233,110		—		54,486		178,624		—		39,297
Accrued expenses		222,590		166,854		131,773		158,458		140,169		33,918		—
Provisions		182,556		182,556		15,525		139,743		58,338		11,580		2,339
Provision for severance indemnities		1,152,303		1,152,617		51,326		45,965		1,157,978		—		254,760
Refundable deposits for telephone installation		50,932		50,932		—		7,255		43,677		—		9,609
Other		1,140,412		1,263,484		46,280		373,938		935,826		114,990		102,551

Sub total		5,331,687	(Won)	5,398,375	(Won)	597,070	(Won)	2,288,728		3,706,717		288,898		553,670

Not recognized as deferred income tax assets (Note 2)		(1,861,675)								(550,345)		(15,076)		(107,592)

Recognized as deferred income tax assets		3,470,012								3,156,372		273,822		446,078
Tax rate (Note 3)		24.2%, 22%								24.2%, 22%

Deferred income tax assets		786,305								719,899		273,822		446,078

	2009
	January 1, 2009		Final tax return amount (Note 1)		Increase		Decrease		December 31, 2009		Deferred income tax assets (liabilities)
											Current		Non-current
(Taxable temporary differences)
Accrued interest income	(Won)	(11,652)	(Won)	(11,326)	(Won)	(2,296)	(Won)	(5,965)	(Won)	(7,657)	(Won)	(1,855)	(Won)	—
Equity method investment securities		(309,336)		(309,028)		(120,807)		(6,214)		(423,621)		—		(93,193)
Depreciation		(23,595)		(17,912)		—		(17,912)		—		—		—
Deposits for severance indemnities		(1,111,846)		(1,112,156)		(30,758)		(6,770)		(1,136,144)		—		(250,007)
Derivative instruments		(506,517)		(504,591)		(207)		(322,446)		(182,352)		(3,772)		(26,279)
Reserve for technology and human resource development		(106,667)		(106,667)		—		(106,667)		—		—		—

Sub total		(2,069,613)	(Won)	(2,061,680)	(Won)	(154,068)	(Won)	(465,974)		(1,749,774)		(5,627)		(379,479)

Not recognized as deferred income tax liabilities (Note 2)		119,892								207,138		—		45,570

Recognized as deferred income tax liabilities		(1,949,721)								(1,542,636)		(5,627)		(333,909)
Tax rate (Note 3)		24.2%, 22%								24.2%, 22%

Deferred income tax liabilities		(435,278)								(339,536)		(5,627)		(333,909)

(Tax loss carryforwards)
Total loss carryforwards		223,560								281,201		207		61,675
Not recognized as deferred income tax assets (Note 4)		(220,869)								(280,194)		—		(61,642)

Recognized as deferred income tax assets		2,691								1,007		207		33
Tax rate (Note 3)		24.2%, 22%								24.2%, 22%

Deferred income tax assets		592								240		207		33

(Tax credit carryforwards)
Total tax credit		153,193								195,983		187,913		8,070
Not recognized as deferred income tax assets		(22,091)								(26,861)		(18,791)		(8,070)

Recognized as deferred income tax assets		131,102								169,122		169,122		—

Deferred income tax assets		131,102								169,122		169,122		—

Deferred income tax assets, net	(Won)	482,721							(Won)	549,725	(Won)	437,524	(Won)	112,201

(Note 1)	Tax effects from true-up for prior year tax return arising from temporary difference and non-temporary differences were adjusted in deferred income tax assets and current earnings, respectively. Changes in temporary difference resulting from tax investigation in the current period were adjusted in final tax return amount.

(Note 2)	The Company did not recognize deferred income tax assets of (Won)96,081 million related to the tax effects of deductible temporary differences from equity in losses since it was not almost certain that the Company would be able to realize the related tax benefits in the foreseeable future. The Company also did not recognize deferred income tax liabilities totaling (Won)45,570 million since it is almost certain that the differences will not reverse in the foreseeable future given that the Company is able to control the timing of reversal of the temporary difference and the investees have not declared dividends in the past 5 years. Meanwhile, certain subsidiaries including KT M&S did not recognize deferred income tax assets amounting to (Won)26,587 million which resulted from the tax effects of deductible temporary differences of (Won)113,613 million in excess of taxable differences and future taxable income.

(Note 3)	Tax rate is the enacted marginal tax rate which is expected to apply to taxable income in the periods in which the deferred income tax liability or asset is expected to be settled or realized

(Note 4)	Certain subsidiaries including TSC did not recognize deferred income tax assets amounting to (Won)61,642 million which resulted from the tax effects of tax loss carryforwards of (Won) 280,194 million in excess of taxable differences and future taxable income. Tax loss carryforwards will be expired through 2019.

d. Deferred income tax assets (liabilities) and income tax benefits (expenses) added to (deducted from) stockholders’ equity as of December 31, 2008 and 2009 are as follows (in millions of Korean won):

	2008				2009
	Income tax expense		Deferred income tax assets (liabilities)		Income tax expense		Deferred income tax assets (liabilities)
Gain on disposal of treasury stock (capital surplus)	(Won)	(144)	(Won)	—	(Won)	(31,395)	(Won)	—
Other capital adjustment		—		(4,147)		—		(4,057)
Loss on translation of foreign operations		—		1,373		—		5,318
Gain on valuation of available-for-sale securities		—		(230)		—		(2,023)
Loss on valuation of available-for-sale securities		—		1,872		—		14
Gain on valuation of derivatives for cash flow hedge		—		(3,056)		—		(3,456)
Loss on valuation of derivatives for cash flow hedge		—		4,989		—		3,986
Increase in equity of associates		—		(12)		—		(252)
Decrease in equity of associates		—		1,171		—		1,386

Total	(Won)	(144)	(Won)	1,960	(Won)	(31,395)	(Won)	916

27.    INCOME FROM DISCONTINUING OPERATIONS

Korea Telecom Venture Fund No.1 (the “Fund”) and KTPI were excluded from the consolidation as of December 31, 2007. Olive Nine and KT FDS are excluded from the consolidation as of December 31, 2009. Their net income (loss) for the years ended December 31, 2007, 2008 and 2009 were reclassified into income (loss) from discontinuing operations as follows (in millions of Korean won):

	2007					2008			2009
	Fund No.1	KTPI	Olive Nine	KT FDS	Total	Olive Nine	KT FDS	Total	Olive Nine	KT FDS	Total
[Book value]
Assets of discontinuing operations	—	—	41,588	11,363	52,951	43,666	9,292	52,958	—	—	—
Liabilities of discontinuing operations	—	—	(22,715)	(8,911)	(31,626)	29,453	9,132	38,585	—	—	—
[Income (loss) from discontinuing operations]
Operating and non-operating income (loss)	388	(38,727)	(1,649)	(7,856)	(47,844)	(22,600)	(3,447)	(26,047)	(7,432)	(3,911)	(11,343)
Reversal of cumulative loss from discontinuing operation (Note 1)	—	112,543	—	—	112,543	—	—	—	—	—	—
Gain on disposal of discontinuing operations	—	—	—	—	—	—	—	—	4,035	4,246	8,281
Tax effect	—	—	—	—	—	—	—	—	4,305	1,152	5,457
Income (loss) from discontinuing operations	388	73,816	(1,649)	(7,856)	64,699	(22,600)	(3,447)	(26,047)	908	1,487	2,395

(Note 1)	Since future outflows of economic resources from the cumulative loss totaling (Won)112,543 million of KTPI are not expected, the cumulative loss was reversed as income

28.    INCOME PER SHARE

The Company’s net income per share for the years ended December 31, 2007, 2008 and 2009 are computed as follows (in millions of Korean won, except for per share data):

a. Basic Income Per Share From Continuing Operations

	2007		2008		2009
Net income from continuing operations	(Won)	988,119	(Won)	469,089	(Won)	486,466
Weighted average number of common stock outstanding		206,599,294		202,891,015		219,512,696

Basic income per share from continuing operations (in Korean won)	(Won)	4,783	(Won)	2,312	(Won)	2,216

b. Basic Income Per Share From Discontinuing Operations

	2007		2008	2009
Net income from discontinuing operations	(Won)	68,108	((Won)19,279)	(Won)	8,380
Weighted average number of common stock outstanding		206,599,294	202,891,015		219,512,696

Basic income per share from discontinuing operations (in Korean won)	(Won)	330	((Won)95)	(Won)	38

c. Basic Net Income Per Share

	2007		2008		2009
Net income	(Won)	1,056,227	(Won)	449,810	(Won)	494,846
Weighted average number of common stock outstanding		206,599,294		202,891,015		219,512,696

Basic net income per share (in Korean won)	(Won)	5,112	(Won)	2,217	(Won)	2,254

d. Diluted Income Per Share From Continuing Operations

	2007		2008		2009
Net income from continuing operations	(Won)	988,119	(Won)	469,089	(Won)	486,466
Interest on exchangeable bonds		—		—		4,395

Adjusted income from continuing operations		988,119		469,089		490,861
Weighted average number of common stock outstanding		206,599,294		202,891,015		219,512,696
Number of shares with dilutive effects		—		—		4,655,062

Diluted income per share from continuing operations (in Korean won)	(Won)	4,783	(Won)	2,312	(Won)	2,190

e. Diluted Income Per Share From Discontinuing Operations

	2007		2008	2009
Net income from discontinuing operations	(Won)	68,108	((Won)19,279)	(Won)	8,380

Adjusted income from discontinuing operations		68,108	(19,279)		8,380
Weighted average number of common stock outstanding		206,599,294	202,891,015		219,512,696
Number of shares with dilutive effects		—	—		4,655,062

Diluted income (loss) per share from discontinuing operations (in Korean won)	(Won)	330	((Won)95)	(Won)	37

f. Diluted Net Income Per Share

	2007		2008		2009
Net income	(Won)	1,056,227	(Won)	449,810	(Won)	494,846
Interest on exchangeable bonds		—		—		4,395

Adjusted net income		1,056,227		449,810		499,241
Weighted average number of common stock outstanding		206,599,294		202,891,015		219,512,696
Number of shares with dilutive effects		—		—		4,655,062

Diluted net income per share (in Korean won)	(Won)	5,112	(Won)	2,217	(Won)	2,227

Basic net income per share is computed on the basis of the weighted-average number of common shares outstanding which is adjusted to include the number of common shares outstanding at the beginning of the years (208,095,178 shares, 203,686,823 shares and 202,035,296 shares as of January 1, 2007, 2008 and 2009, respectively) and weighted average number of treasury stock acquired for the years ended December 31, 2007, 2008 and 2009 (1,495,884 shares, 795,808 shares and (17,477,400) shares for the years ended December 31, 2007, 2008 and 2009, respectively).

For the purpose of calculating diluted net income per share, all dilutive potential common shares were added to net income attributable to common share holders and the weighted average number of shares outstanding, respectively. Diluted net income per share is calculated by dividing adjusted net income by the weighted average number of common shares and all dilutive potential common shares. Dilutive effect resulted from the exchangeable bonds which were issued and also exchanged for the year ended December 31, 2009. Stock options and other share-based payments have no dilutive effect and are excluded from the calculation of diluted net income per share.

(Note) Potential common shares as of December 31, 2007, 2008 and 2009 are as follows:

	Par value	Issue date	Maturity	Exercisable Period	Common shares to be issued
					December 31, 2007	December 31, 2008	December 31, 2009
Stock option	(Note 1)	December 26, 2002	December 26, 2009	Increase in the number of exercisable shares by 1/3 every year after two years from grant date	371,632	371,632	—
Stock option	(Note 2)	September 16, 2003	September 16, 2010	From 2 years after grant date till maturity date	3,000	3,000	3,000
Stock option	(Note 3)	February 4, 2005	February 4, 2012	Increase in the number of exercisable shares by 1/3 every year after two years from grant date	43,153	43,153	43,153
Stock option	(Note 4)	March 25, 2002	March 25, 2010	From 3 years after grant date till maturity date	—	—	20,570
Stock option	(Note 5)	September 8, 2003	September 8, 2010	From 2 years after grant date till maturity date	—	—	219,909
Stock option	(Note 6)	March 4, 2005	March 4, 2012	From 2 years after grant date till maturity date	—	—	79,200
Other share-based payment	(Note 7)	March 29, 2007	March 27, 2008	On maturity date, subject to the resolution of board of directors	23,925	—	—
Other share-based payment	(Note 7)	June 20, 2007	In 2010	On maturity date, subject to the resolution of board of directors	—	—	11,790
Other share-based payment	(Note 7)	March 27, 2008	In 2010	On maturity date, subject to the resolution of board of directors	—	29,481	13,345
Other share-based payment	(Note 7)	May 7, 2009	In 2010	On maturity date, subject to the resolution of board of directors	—	—	29,055

					441,710	447,266	420,022

(Note 1)	Exercise price of (Won)70,000 per common share.
(Note 2)	Exercise price of (Won)57,000 per common share.
(Note 3)	Exercise price of (Won)54,600 per common share.
(Note 4)	Exercise price of (Won)62,814 per common share.
(Note 5)	Exercise price of (Won)41,711 per common share.
(Note 6)	Exercise price of (Won)42,684 per common share.
(Note 7)	Shares to be given subject to performance

29.    INSURANCE

As of December 31, 2009, certain assets are insured with Samsung Fire and Marine Insurance Co., Ltd. and other insurance companies as follows (in millions of Korean won):

	Risk covered	Coverage
Finance lease receivables	Movables package	(Won)	228,434
Inventories	Theft and fire		167,129
Buildings	Fire and other		1,347,580
Structures	Property package		17,753
Machinery	Property package and other		195,454
Vessel (vehicles)	Vessel and other		63,225
Others	Fire and other		234,952

Total		(Won)	2,254,527

30.    DIVIDENDS

Details of KT’s dividends for common stocks for the years ended December 31, 2007, 2008 and 2009 are as follows (in Korean won except for share data):

a. Dividends

	2007		2008		2009
Dividends per share (dividend ratio)	(Won)	2,000(40)%	(Won)	1,120(22.4)%	(Won)	2,000(40.0)%
Number of shares outstanding (Note)		203,686,823		202,035,296		243,196,468

Dividend	(Won)	407,374,646,000	(Won)	226,279,531,520	(Won)	486,392,936,000

(Note)	71,515,577 shares, 71,500,404 shares and 17,915,340 shares of treasury stock as of December 31, 2007, 2008 and 2009, respectively, are excluded.

b. Dividend Payout Ratios

	2007		2008		2009
Dividend	(Won)	407,374,646,000	(Won)	226,279,531,520	(Won)	486,392,936,000
Net income (Attributable to equity holders of the parent)		1,056,227,165,634		449,809,735,316		494,846,258,352

Payout ratio		38.57%		50.31%		98.29%

c. Dividend Yield Ratios

	2007		2008		2009
Dividends per share	(Won)	2,000	(Won)	1,120	(Won)	2,000
Stock price at the end of the year		48,900		37,500		39,100

Dividend yield ratio		4.09%		2.99%		5.12%

31.    STATEMENTS OF CASH FLOWS

The statements of cash flows have been presented using the indirect method. Significant non-cash transactions for the years ended December 31, 2007, 2008 and 2009 are detailed as follows (in millions of Korean won):

	2007		2008		2009
Construction in progress transferred to property and equipment and other accounts	(Won)	3,122,246	(Won)	3,080,337	(Won)	2,246,210
Acquisition of equity method investment securities by issuance of exchangeable bond (Note)		—		—		319,160
Reissuing of treasury stock by exchange of exchangeable bond (Note)		—		—		451,157
Increase in capital by merger with KTF		—		—		1,553,491
Transferred to newly included subsidiary’s net income or loss before acquisition:
Share-based payment		12		—		—
Provision for severance indemnities		1,003		—		—
Depreciation		2,010		—		—
Amortization		431		—		—
Bad debt		1,712		—		—
Foreign currency translation gains		92		—		—
Gain on disposal of property and equipment		77		—		—
Gain on disposal of available-for-sale securities		185		—		—
Gain on disposal of trading securities		42		—		—
Equity in income of associates		35		—		—
Other bad debt		934		—		—
Loss on disposal of available-for-sale securities		225		—		—
Equity in loss of associates		2,139		—		—
Loss on disposal of property		171		—		—
Impairment loss on investment assets		6,716		—		—
Impairment loss on intangible assets		221		—		—

(Note)	On May 27, 2009, the Company acquired 12,105,785 shares of KTF held by NTT DoCoMo, Inc.(“NTT”) and issued exchangeable bonds denominated in U.S. dollars to NTT amounting to USD 253,261 thousand ((Won)319,160 million) in exchange of the KTF shares. Issued exchangeable bonds can be converted into the Company’s treasury stocks. On December 14, 2009, NTT exchanged all of its bonds with the Company’s treasury stocks of 8,453,222 shares.

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

The Company filed for judicial review of the fine imposed by FTC relating to local telephone services amounting to (Won)113,048 million to the Supreme Court. On June 23, 2009, the Supreme court finally confirmed that the FTC’s calculation for the fine needed to be revisited and, in response to the recalculation by FTC, the Company recorded (Won)18,088 million as non-operating income, which resulted from the recalculated fine amounting to (Won)94,960 million, and also recorded its interest totaling (Won)16,552 million as interest income, respectively.

The Company is also in various litigation as a defendant in other cases of which claim amounts totaled (Won)46,993 million (105 cases) as of December 31, 2009. The Company accrued (Won)17,010 million as provisions related to the litigation as of December 31, 2009. However, the final result of this litigation cannot be presently determined.

b. Commitments with Financial Institutions

As of December 31, 2009, major commitments with local financial institutions are as follows (in millions of Korean won and thousands of foreign currencies)

Commitment	Amount	Related companies
Bank overdraft	(Won)1,047,900	KT, KTR, KT Capital and KTDS
Commercial paper issuance	260,000	KT, KT Capital and KT Telecop
Collateralized loan on accounts receivable—trade	814,900	KT, KTDS and Nasmedia
Letters of credit	USD 96,008	KT, KTR, KT Capital and KTL
	EUR 200
Collection for foreign currency denominated checks	USD 1,000	KT
Working capital loans	USD 2,000	KTSC
General loans	(Won)71,000 USD 24,000	KT Capital, Nasmedia and KT M&S
Corporate bonds	(Won)20,000	KT Telecop
Local credit agreements	10,000	KT M&S
Short-term finance	25,000	KT M&S
General loans	40,000	KT M&S

Total	(Won)2,288,800 USD 123,008 EUR 200

Guarantee	Financial institution	Limit	Used amount	Related companies
Performance guarantee for construction	Korea Software Financial Cooperative and others	(Won)230,594	(Won)230,594	KT, KTP, KTN, KTL, KTSC, KT Capital, KTT, Sofnics, JB Edu, Nasmedia and KTF M Hows
	Korea Exim Bank and others	USD 8,705	USD 8,705	KT, Nasmedia
		DZD103,452	DZD103,452	KT
		SAR 735	SAR 735	KT

General guarantee	Korea Exchange Bank and others	(Won)6,553	(Won)6,553	KT, KTN and KTSC
	Korea Exchange Bank and other	USD 12,135	USD 9,985	KT and KTSC

Loss on sale of accounts receivable from the transfer of those receivables amounted to (Won)719 million for the year ended December 31, 2009, and accounts receivable sold but not matured as of December 31, 2009 are (Won)17,851 million.

c. Put and Call Combination Contract with Woori Investment & Securities Co., Ltd.

On December 27, 2005, the Company and JPMorgan Chase Bank, N.A. entered into a “Put and Call Combination” contract based on the shares of Korea Digital Satellite Broadcasting (“KDB”), an equity method investee, and the contract expired on December 26, 2008.

On December 26, 2008, the Company and Woori Investment & Securities Co., Ltd. which acquired KDB shares from JP Morgan Whitefriars Inc. entered into a “Put and Call Combination” contract based on the shares of KDB. Under this contract, during the period from December 26, 2009 to December 26, 2011, KT has the option to acquire 9,200,000 shares of KDB that were purchased by Woori Investment & Securities Co., Ltd. on December 26, 2008, and Woori Investment & Securities Co., Ltd. has the option to exercise the put option on such KDB shares to KT on December 26, 2011. The exercise price under the contract for both KT and Woori Investment & Securities Co., Ltd. is (Won)46,000 million. The Company exercised this call option on February 26, 2010.

d. Payment of a Handset Subsidy to PCS or WiBro Users

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

e. Loan Commitment

KT Capital entered into an agreement with construction developers to provide a loan covering up to (Won)38,000 million when the construction developers cannot redeem the project financing loan for construction at a maturity date due to the unsold apartments. Under the agreement, KT Capital has the right to get the unsold apartment as collateral.

f. Uncollected Promissory Notes

As of December 31, 2009, the Company is planning to take legal proceedings in regards to 5 missing notes along with the respective issuer bank of the notes.

Doremi media, one of subsidiaries, provided a blank note to Korea Credit Guarantee Fund as collateral for the long-term borrowings.

33.    DERIVATIVES

For the years ended December 31, 2007, 2008 and 2009, the Company entered into various derivatives contracts with financial institutions. Details of these derivative contracts are as follows:

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

The assets and liabilities recorded relating to the outstanding contracts as of December 31, 2008 and 2009 are as follows (in millions of Korean won and thousands of foreign currencies):

	2008
	Fair value
Type of transaction	Contract amount	Assets (Current)		Assets (Non- Current)		Liabilities (Current)		Liabilities (Non-Current)
Interest rate swap	(Won)307,240 USD 100,000	(Won)	—	(Won)	—	(Won)	13,610	(Won)	2,031
Currency swap (Note)	USD 220,000		14,793		57,334		—		—
Combined interest rate currency swap (Note)	USD 1,430,000 JPY 19,500,000		172,376		245,355		—		—
Currency forward	USD 35,201 JPY 20,000		—		—		9		4,746
Put Option	—		14,540		—		—		—
Total	(Won)307,240 USD 1,785,201 JPY 19,520,000	(Won)	201,709	(Won)	302,689	(Won)	13,619	(Won)	6,777

	2009
	Fair value
Type of transaction	Contract amount	Assets (Current)		Assets (Non- Current)		Liabilities (Current)		Liabilities (Non-Current)
Interest rate swap	(Won)256,000 USD 100,000	(Won)	—	(Won)	23	(Won)	5,118	(Won)	656
Currency swap (Note)	USD 220,000		—		47,547		—		3,782
	USD 1,410,000
Combined interest rate currency swap (Note)	JPY 19,500,000		—		247,488		—		—
Currency forward	USD 30,208		288		—		6		1,717
Total	(Won)256,000 USD 1,760,208 JPY 19,500,000	(Won)	288	(Won)	295,058	(Won)	5,124	(Won)	6,155

Details of the foreign currency swap contracts, combined interest rate currency swap contracts and interest rate swap contracts to which cash flow hedge and fair value hedge accounting are applied as of December 31, 2008 and 2009 are as follows (in millions of Korean won and thousands of foreign currencies):

Type of transaction	Contract date	Maturity date	Contract amount	Assets (Non-current)				Liabilities (Non-current)
				2008		2009		2009
Cash flow hedge
Currency swap (Note 2)	April 4, 2007 (Note 1)	April 11, 2012	USD 150,000	(Won)	57,046	(Won)	42,839	(Won)	—
	October 6, 2008 (Note 1)	April 11, 2012	USD 50,000		288		—		3,782
	June 20, 2009	September 7, 2034	USD 20,000		—		4,708		—

Combined interest rate currency swap (Note 2)	January 4, 2008	January 11, 2011	JPY12,500,000		62,636		48,908		—
	March 20, 2008	March 31, 2011	USD 50,000		11,917		7,751		—
	March 20, 2008	March 31, 2012	USD 110,000		27,043		18,233		—
	September 2, 2008	September 11, 2013	USD 200,000		22,787		5,988		—
	June 20, 2009	June 24, 2014	USD 600,000		—		66,812		—
	June 20, 2009	July 15, 2015	USD 100,000		—		20,172		—
	February 25, 2008	February 25, 2011	USD 175,000		50,500		37,236		—
	April 28, 2008	April 28, 2011	JPY 7,000,000		28,284		20,098		—
	June 20, 2008	June 20, 2011	USD 95,000		16,263		10,522		—
	March 12, 2008	December 13, 2010	USD 50,000		20,744		8,785		—
	July 2, 2008	April 4, 2011	USD 30,000		5,181		2,983		—

Sub-total				(Won)	302,689	(Won)	295,035	(Won)	3,782

Fair value hedge
Interest rate swap (Note 3)	September 1, 2009	December 1, 2011	(Won)180,000		—		23		—

Total			(Won)180,000 USD 1,630,000 JPY19,500,000	(Won)	302,689	(Won)	295,058	(Won)	3,782

(Note 1)	Among financial institutions with which the Company entered into foreign currency swap contracts totaling USD 200 million in 2007, Lehman Brothers Holdings, Inc. (“Lehman”) filed for Chapter 11 bankruptcy with the United States Bankruptcy Court during the third quarter of 2008. Lehman’s bankruptcy filing caused the Company to discontinue its cash flow hedge accounting for foreign exchange swap contracts with Lehman totaling USD 50 million and accordingly the related derivative asset balance amounting to (Won)9,891 million was adjusted to the fair value and reclassified into accounts receivable—other while the difference between the carrying amount and the fair value was expensed as incurred. However, the Company concluded that the occurrence of the related forecasted transaction is still expected to be probable and (Won)1,382 million of unrealized derivative gain included in accumulated other comprehensive income as of December 31, 2008 will be reclassified into current operations in the periods in which the hedged forecasted transaction affects earnings.

(Note 2)	Above foreign currency swap contracts are to hedge the risk of variability of future cash flows from foreign currency bonds and as of December 31, 2009, the gain and loss on valuation of the swap contract amounting to (Won)11,468 million and (Won)34,747 million, net of income tax effect, are included in accumulated other comprehensive income and for the year ended December 31, 2009, the loss on valuation of the swap contract totaling (Won)97,469 million is recognized in current operations as a result of foreign currency translation loss from foreign currency bonds. In applying cash flow hedge accounting, the Company hedges its exposures to cash flow fluctuation until September 11, 2013. Approximately (Won)3,488 million of net derivative gain included in accumulated other comprehensive income at December 31, 2009 is expected to be reclassified into current operations within 12 months from that date

(Note 3)	Above interest rate swap contract is to hedge the risk of variability in future fair value from bond and as of December 31, 2009, the gain on valuation of the swap contract amounting to (Won)23 million for the year ended December 31, 2009.

The valuation gains and losses on the derivative contracts for the years ended December 31, 2007, 2008 and 2009 are as follows (in millions of Korean won):

	2007
	Valuation gain						Valuation loss						Valuation gain (Note 2)
Type of Transaction	For trading		For hedging		Total		For trading		For hedging		Total		For hedging
Interest rate swap	(Won)	1,973	(Won)	—	(Won)	1,973	(Won)	10,823	(Won)	—	(Won)	10,823	(Won)	—
Currency swap		—		2,280		2,280		4,719		—		4,719		2,792
Combined interest rate currency swap		35,313		—		35,313		—		—		—		—
Currency forwards		98		—		98		—		—		—		—
Put Option		476		—		476		—		—		—		—

Total	(Won)	37,860	(Won)	2,280	(Won)	40,140	(Won)	15,542	(Won)	—	(Won)	15,542	(Won)	2,792

	2008
	Valuation gain						Valuation loss (Note 1)						Valuation gain (Note 2)
Type of Transaction	For trading		For hedging		Total		For trading		For hedging		Total		For hedging
Interest rate swap	(Won)	—	(Won)	—	(Won)	—	(Won)	10,798	(Won)	—	(Won)	10,798	(Won)	—
Currency swap		17,626		54,905		72,531		—		97		97		11,708
Combined interest rate currency swap		297,925		267,655		565,580		—		—		—		(22,146)
Currency forwards		—		—		—		6,088		—		6,088		—
Put Option		12,569		—		12,569		—		—		—		—

Total	(Won)	328,120	(Won)	322,560	(Won)	650,680	(Won)	16,886	(Won)	97	(Won)	16,983	(Won)	(10,438)

	2009
	Valuation gain (Note 1)						Valuation loss						Valuation gain (Note 2)
Type of Transaction	For trading		For hedging		Total		For trading		For hedging		Total		For hedging
Interest rate swap	(Won)	6,833	(Won)	23	(Won)	6,906	(Won)	—	(Won)	—	(Won)	—	(Won)	—
Currency swap		—		250		250		9,574		17,005		26,579		(3,809)
Combined interest rate currency swap		6,178		4,605		10,783		75,401		89,282		164,683		(23,095)
Currency forwards		3,317		—		3,317		6		—		6		—
Put Option		223		—		223		—		—		—		—

Total	(Won)	16,601	(Won)	4,878	(Won)	21,479	(Won)	84,981	(Won)	106,287	(Won)	191,268	(Won)	(26,904)

(Note 1)	In accordance with SKAS No. 24 “Preparation and Presentation of Financial Statements II (Financial Industry)”, the loss on valuation of currency forwards amounting to (Won)4,746 million and the gain on valuation of currency forwards amounting to (Won)3,029 million for the years ended December 31, 2008 and 2009, and the loss on valuation of interest rate swap amounting to (Won)1,301 million and the gain on valuation of interest rate swap amounting to (Won)807 million for the ended December 31, 2008 and 2009, respectively, recognized in KT Capital are classified as operating income and expense.

(Note 2)	The amounts are before adjustment of deferred income tax which shall be directly reflected to equity and are included in equity.

34.    MERGER WITH KTF

On January 20, 2009, the Company entered into the merger agreement with KTF and on March 27, 2009, the merger was approved in its stockholders’ meeting. On June 1, 2009, the Company, as an existing company, merged with KTF.

The Company delivered 0.7192335 shares of KT common stock (face value (Won)5,000) for every one share of KTF. However, the Company did not deliver any new common stock to the shares of KTF common stock held by the Company (114,235,723 shares) and all the treasury shares of KTF (9,623,143 shares) as of the date of the merger.

a. Details of Combined Companies

	CEO	Business	Relationship
KT	Lee, Suk Chae	Telephone service, new media business, telecommunication products sales and other	Parent
KTF	Kwon, Haing Min	Mobile telecommunication service and other	Subsidiary

b. Accounting Treatment

As this is a merger between parent and subsidiary, the excess of merger consideration given over carrying amount of KTF net assets additionally acquired was recognized as capital adjustment after offsetting capital surplus, if any, from the same type of transaction. (in millions of Korean won)

Details	Amount
Decrease in noncontrolling interest (a)		((Won)1,553,491)
Increase in equity holders of the parent (b)
Increase in common stock		3,501
Decrease in treasury stock		2,436,659
Decrease in gain on disposal of treasury stock		(375)
Decrease in accumulated other comprehensive income		(6,932)
Decrease in capital adjustments		(879,362)

Sub-total		1,553,491

Changes in total equity (a + b)	(Won)	—

c. Goodwill

Changes in goodwill for the years ended December 31, 2009 is as follows (in millions of Korean won):

January 1, 2009	(Won)	195,170
Amortization		(130,113)

December 31, 2009	(Won)	65,057

Goodwill is amortized on a straight-line basis over 10 years and as of December 31, 2009, the remaining amortization period of goodwill is six months.

d. Financial Statements of Combined Companies

[Statements of financial position] (in millions of Korean won) :

	KT				KTF
	As of June 1, 2009		As of December 31, 2008		As of June 1, 2009		As of December 31, 2008
Current assets	(Won)	4,926,684	(Won)	3,778,105	(Won)	2,716,833	(Won)	2,199,857
Investment assets		3,846,019		3,517,906		270,019		396,903
Property and equipment		9,932,337		10,428,674		3,919,107		4,165,339
Intangible asset		344,330		397,046		783,254		780,242
Other non-current assets		503,787		563,191		559,353		513,781

TOTAL ASSETS		19,553,157		18,684,922		8,248,566		8,056,122

Current liabilities		2,871,186		2,585,875		2,657,350		2,031,871
Non-current liabilities		8,274,862		7,267,158		1,282,719		1,658,402

TOTAL LIABILITIES		11,146,048		9,853,033		3,940,069		3,690,273

Total Equity		8,407,109		8,831,889		4,308,497		4,365,849

TOTAL LIABILITIES AND EQUITY	(Won)	19,553,157	(Won)	18,684,922	(Won)	8,248,566	(Won)	8,056,122

[Statements of income] (in millions of Korean won) :

	KT				KTF
	For the period from January 1, 2009 to the date of the merger		For the year ended December 31, 2008		For the period from January 1, 2009 to the date of the merger		For the year ended December 31, 2008
Operating Revenues	(Won)	4,662,137	(Won)	11,784,835	(Won)	3,516,358	(Won)	8,346,220
Operating Expenses		4,078,756		10,671,446		3,131,947		7,891,839
Non-operating Revenues		329,587		855,289		43,656		201,470
Non-operating Expenses		372,047		1,408,633		152,858		469,496
Income tax Expenses		105,765		110,235		45,833		21,776

NET INCOME	(Won)	435,156	(Won)	449,810	(Won)	229,376	(Won)	164,579

35.    SEGMENT INFORMATION

The Company determined its operating segments after the merger with KTF on June 1, 2009 as follows:

Details	Business service
Personal Customer Group (“Personal”)	PCS and WiBro
Home Customer Group (“Home”)	Telephone, Internet, data
Enterprise Customer Group (“Enterprise”)	and others
Others	Real estate, SI and others

a. Details of each segment for the years ended December 31, 2007, 2008 and 2009 are as follows (in millions of Korean won):

	2007
	Personal		Home, Enterprise		Other		Sub-total		Elimination		Consolidated amount
Total sales	(Won)	7,293,321	(Won)	11,936,381	(Won)	1,778,977	(Won)	21,008,679	(Won)	(2,395,268)	(Won)	18,613,411

Operating income	(Won)	440,900	(Won)	1,433,722	(Won)	83,395	(Won)	1,958,017	(Won)	(203,454)	(Won)	1,754,563

Depreciation	(Won)	1,142,335	(Won)	2,134,638	(Won)	162,669	(Won)	3,439,642	(Won)	157,609	(Won)	3,597,251

Property and equipment and intangible assets	(Won)	5,117,816	(Won)	10,888,356	(Won)	635,113	(Won)	16,641,285	(Won)	382,039	(Won)	17,023,324

	2008
	Personal		Home, Enterprise		Other		Sub-total		Elimination		Consolidated amount
Total sales	(Won)	11,784,835	(Won)	8,346,220	(Won)	2,360,013	(Won)	22,491,068	(Won)	(2,898,119)	(Won)	19,592,949

Operating income	(Won)	1,113,389	(Won)	454,381	(Won)	31,345	(Won)	1,599,115	(Won)	(158,835)	(Won)	1,440,280

Depreciation	(Won)	2,205,496	(Won)	1,117,879	(Won)	163,391	(Won)	3,486,766	(Won)	(142,601)	(Won)	3,344,165

Property and equipment and intangible assets	(Won)	10,825,720	(Won)	4,937,833	(Won)	660,152	(Won)	16,423,705	(Won)	239,164	(Won)	16,662,869

	2009
	Personal		Home, Enterprise		Other		Sub-total		Elimination		Consolidated amount
Total sales	(Won)	10,459,542	(Won)	8,962,978	(Won)	2,432,058	(Won)	21,854,578	(Won)	(2,205,458)	(Won)	19,649,120

Operating income	(Won)	1,238,976	(Won)	(242,995)	(Won)	(5,993)	(Won)	989,988	(Won)	(23,529)	(Won)	966,459

Depreciation	(Won)	1,372,157	(Won)	1,696,425	(Won)	199,878	(Won)	3,268,460	(Won)	7,374	(Won)	3,275,834

Property and equipment and intangible assets	(Won)	4,757,330	(Won)	10,653,089	(Won)	619,465	(Won)	16,029,884	(Won)	24,176	(Won)	16,054,060

b. Information by Industry

Assets and liabilities by industry as of December 31, 2008 and 2009 are as follows (in millions of Korean won):

	2008						2009
	Non-financial		Financial		Consolidated amount		Non-financial		Financial		Consolidated amount
Assets:
Current assets
Quick assets	(Won)	6,105,052	(Won)	543,933	(Won)	6,648,985	(Won)	6,587,387	(Won)	685,060	(Won)	7,272,447
Inventories		424,841		—		424,841		699,402		—		699,402

Sub-total		6,529,893		543,933		7,073,826		7,286,789		685,060		7,971,849

Non-current assets
Investments		510,807		35,193		546,000		512,953		48,417		561,370
Property and equipment		15,142,938		45,693		15,188,631		14,750,631		23,929		14,774,560
Intangible assets		1,474,099		139		1,474,238		1,279,236		264		1,279,500
Other		1,342,091		513,818		1,855,909		1,352,597		680,441		2,033,038

Sub-total		18,469,935		594,843		19,064,778		17,895,417		753,051		18,648,468

Total assets	(Won)	24,999,828	(Won)	1,138,776	(Won)	26,138,604	(Won)	25,182,206	(Won)	1,438,111	(Won)	26,620,317

Liabilities:
Current liabilities	(Won)	4,787,070	(Won)	453,958	(Won)	5,241,028	(Won)	6,145,841	(Won)	795,382	(Won)	6,941,223
Non-current liabilities		9,173,005		636,673		9,809,678		8,423,158		588,497		9,011,655

Total liabilities	(Won)	13,960,075	(Won)	1,090,631	(Won)	15,050,706	(Won)	14,568,999	(Won)	1,383,879	(Won)	15,952,878

Results of operations by industry for the years ended December 31, 2008 and 2009 are as follows (in millions of Korean won):

	2008						2009
	Non-financial		Financial		Consolidated amount		Non-financial		Financial		Consolidated amount
Operating revenues	(Won)	19,484,587	(Won)	108,362	(Won)	19,592,949	(Won)	19,514,167	(Won)	134,953	(Won)	19,649,120
Operating expenses		18,047,795		104,874		18,152,669		18,564,584		118,077		18,682,661

Operating income		1,436,792		3,488		1,440,280		949,583		16,876		966,459
Non-operating revenues		1,051,518		22		1,051,540		806,842		970		807,812
Non-operating expenses		1,784,553		71		1,784,624		1,059,202		6		1,059,208

Income from continuing operations before income tax expense		703,757		3,439		707,196		697,223		17,840		715,063
Income tax expense on continuing operations		166,419		1,440		167,859		101,863		5,900		107,763
Newly included subsidiary’s net loss before acquisition		—		—		—		—		—		—

Income from continuing operations		537,338		1,999		539,337		595,360		11,940		607,300
Income from discontinuing operations		(26,047)		—		(26,047)		2,395		—		2,395

Net income	(Won)	511,291	(Won)	1,999	(Won)	513,290	(Won)	597,755	(Won)	11,940	(Won)	609,695

36.    VALUE ADDED INFORMATION

Value added information included in operating expenses for the years ended December 31, 2007, 2008 and 2009 are as follows (in millions of Korean won):

	2007		2008		2009
Salaries and wages	(Won)	2,229,273	(Won)	2,268,386	(Won)	2,192,072
Share-based payment		1,103		1,922		1,049
Severance indemnities		359,511		362,342		1,128,370
Employee welfare		527,129		565,797		587,033
Rent		225,729		249,125		257,413
Depreciation		3,193,247		3,264,291		2,935,448
Amortization		404,004		438,544		426,018
Taxes and dues		260,506		269,196		207,268

Total	(Won)	7,200,502	(Won)	7,419,603	(Won)	7,734,671

37.    EMPLOYEE WELFARE

Employee welfare through various plans spent by the Company for the years ended December 31, 2008 and 2009 totaled (Won)565,797 million and (Won)587,033 million, respectively.

The Company donates cash to Employee Welfare Foundation each year. The related expenses recognized for the years ended December 31, 2008 and 2009 amounted to (Won)74,300 million and (Won)35,017 million, respectively.

38.    SHARE PURCHASE AGREEMENT TO ACQUIRE KEUM HO RENT A CAR CO., LTD.

On December 30, 2009, the Company and MBK Partners 2nd Private Equity Fund entered into a share purchase agreement to jointly acquire Keum Ho Rent A Car Co., Ltd. from Korea Express Inc. The acquisition will be completed during 2010 upon payment of acquisition cost in exchange of transfer of shares of Keum Ho Rent A Car Co., Ltd. from Korea Express Inc. after due diligence.

39.    PRE-DISCLOSURES OF IMPACT FROM TRANSITION TO K-IFRS

The Company plans to prepare its financial statements using K-IFRS starting from the year ending December 31, 2011. In October 2007, the Company set up the basic plan to adopt K-IFRS and as of December 31, 2009 it is analyzing the impact from the adoption of K-IFRS and is the developing necessary infrastructure to support and sustain its conversion to K-IFRS

40.    RECONCILIATION TO UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in Korea (“Korean GAAP”), which differ in certain respects from accounting principles generally accepted in the United States of America (“U.S. GAAP”). The significant differences are described in the reconciliation tables below. Other differences do not have a significant effect on either consolidated net income or total equity.

The effects of the significant adjustments to net income for the years ended December 31, 2007, 2008 and 2009 which would be required if U.S. GAAP were to be applied instead of Korean GAAP are summarized as follows (in millions of Korean won):

	Note reference	2007		2008		2009
Net income in accordance with Korean GAAP		(Won)	1,170,978	(Won)	513,290	(Won)	609,695
Adjustments:
Goodwill impairment	40.c		—		(13,948)		(1,132)
Equity in income of associates:
Reversal of amortization of goodwill	40.c		180,343		166,422		140,169
Impairment loss relating to equity investee	40.c		—		(9,466)		—
Additional acquisitions of equity investees	40.e		(15,760)		6,351		(23,282)
Intangible assets	40.f		(13,652)		(14,329)		(14,819)
Property and equipment	40.g		(207,573)		(114,744)		(44,999)
Interest capitalization (including related depreciation), net	40.h		5,310		(2,128)		(7,238)
Service installation fees	40.i		(9,236)		5,865		232,505
Deferred income tax—methodology difference	40.j		(22,618)		4,275		(6,357)
Deferred income tax effects of U.S. GAAP adjustments	40.j		57,363		(15,228)		(34,698)
Capitalized foreign exchange transactions, net	40.k		3,433		880		6,473
Miscellaneous accounts	40.j		13,886		35,230		(16,707)
Noncontrolling interest income	40.a and other		(2,420)		10,953		1,015

			((Won)10,924)	(Won)	60,133	(Won)	230,930

Net income as adjusted in accordance with U.S. GAAP		(Won)	1,160,054	(Won)	573,423	(Won)	840,625

Net income attributable to stockholders		(Won)	1,068,533	(Won)	518,245	(Won)	741,921
Net income attributable to noncontrolling interest		(Won)	91,521	(Won)	55,178	(Won)	98,704

The effects of the significant adjustments to total equity for the years ended December 31, 2008 and 2009 which would be required if U.S. GAAP were to be applied instead of Korean GAAP are summarized as follows (in millions of Korean won):

	Note reference	2008		2009
Total equity in accordance with Korean GAAP		(Won)	11,087,898	(Won)	10,667,439
Adjustments:
Goodwill impairment	40.c		(26,895)		(28,027)
Equity in earnings of equity method affiliates:
Reversal of goodwill amortization	40.c		1,012,727		1,152,896
Impairment loss relating to equity investee	40.c		(1,471,474)		(1,471,474)
Additional acquisitions of equity investees	40.e		787,293		764,011
Different useful life of intangibles	40.f		111,631		111,631
Intangible assets	40.f		38,681		23,862
Accumulated depreciation	40.g		(624,765)		(669,764)
Interest capitalization, net	40.h		65,694		58,456
Service installation fees	40.i		(475,753)		(243,248)
Deferred tax—methodology difference	40.j		32,864		26,507
Deferred tax effects of U.S. GAAP adjustments	40.j		209,666		179,986
Capitalized foreign exchange transactions, net	40.k		(3,016)		3,457
Miscellaneous accounts	40.j		(9,474)		16,105
Noncontrolling interest	40.a and other		(125,408)		(135,393)

			(478,229)		(210,995)

Total equity as adjusted in accordance with U.S. GAAP		(Won)	10,609,669	(Won)	10,456,444

Stockholders’ equity		(Won)	8,490,398	(Won)	10,287,594
Noncontrolling interest		(Won)	2,119,271	(Won)	168,850

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

The following table shows the Company’s percentage of ownership and carrying value of each of its affiliates that are excluded from consolidation under U.S. GAAP and instead are accounted for under the equity method (in millions of Korean won):

	Percentage of ownership (%) Carrying value
Entity	2007	2008	2009	2007		2008		2009
Listed :
Olivenine	19.2	19.5	—	(Won)	21,431	(Won)	2,769	(Won)	—
KTSC	36.9	36.9	36.9	(Won)	12,338	(Won)	11,072	(Won)	14,775
KT Music (formerly, “KTF Music Corporation”)	35.3	35.3	35.3	(Won)	19,526	(Won)	18,705	(Won)	21,899
Unlisted :
KTP	44.9	44.9	44.9	(Won)	28,848	(Won)	31,633	(Won)	37,430
SFNH BF-(1)	43.3	43.3	43.3	(Won)	12,978	(Won)	10,505	(Won)	6,660
Vanguard Private Equity Fund	—	—	16.1		—		—	(Won)	5,650
Doremi Media	—	—	—		—		—		—

The quoted market values (based on closing KOSDAQ prices) of KTSC and KT Music shares held by the Company are (Won)24,578 million and (Won)52,587 million as of December 31, 2009, respectively.

Presented below is the summarized combined financial information of those entities that are consolidated under Korea GAAP but not for U.S. GAAP, prepared in accordance with Korean GAAP as of December 31, 2008 and 2009, and for each of the three years in the period ended December 31, 2009 (in millions of Korean won):

	2008		2009
Current assets	(Won)	185,447	(Won)	175,096
Non-current assets		172,011		160,738

Total assets		357,458		335,834

Current liabilities		104,128		87,964
Non-current liabilities		66,491		41,404

Total liabilities		170,619		129,368

Net assets	(Won)	186,839	(Won)	206,466

	2007		2008		2009
Operating revenues	(Won)	210,170	(Won)	272,407	(Won)	232,746
Operating income	(Won)	214,369	(Won)	268,978	(Won)	224,110
Net income	(Won)	8,294		((Won)15,551)	(Won)	7,203

	2007		2008		2009
Net cash provided by operating activities	(Won)	4,487	(Won)	30,172	(Won)	62,018
Net cash used in investing activities		(23,322)		(53,271)		(31,534)
Net cash used in financing activities		(19,992)		(2,546)		(21,502)
Effect of changes in consolidated entities		16,536		—		20,580

Net increase (decrease) in cash and cash equivalents		(22,291)		(25,645)		29,562
Cash and cash equivalents at beginning of the year		69,425		47,185		19,046

Cash and cash equivalents at end of the year	(Won)	47,134	(Won)	21,540	(Won)	48,608

Condensed consolidated balance sheets as of December 31, 2008 and 2009, changes in consolidated total equity and condensed consolidated statements of cash flows of the Company under U.S. GAAP for each of the three years in the period ended December 31, 2009 are presented in Note 40 r.

b. Debt and Equity Securities

Under Korean GAAP, non-marketable securities classified as available-for-sale securities are carried at cost or fair value if applicable with unrealized holding gains and losses reported as a capital adjustment, net of tax. For U.S. GAAP purposes, investment in non-marketable equity securities are accounted for under the cost method or the equity method of accounting in accordance with ASC Topic 323 “Investments Equity Method and Joint Venture” and ASC Topic 325 “Investments Other.”

Under Korean GAAP, available-for-sale securities, whose likelihood of being disposed within one year from the balance sheet date is probable, are classified as current. Under U.S. GAAP, when the disposition of available-for-sale securities within one year is reasonably expected, available-for-sale securities are classified as current.

For U.S. GAAP purposes, the Company accounts for marketable equity and debt investments under the provisions of ASC Topic 320 “Debt and Equity Securities.” This guidance requires that marketable equity securities and all debt securities be classified in three categories and accounted for as follows:

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

Information under U.S. GAAP with respect to investments under ASC Topic 320 at December 31, 2008 and 2009 are as follows (in millions of Korean won):

	2008
	Cost or amortized cost		Gross unrealized holding gains		Gross unrealized holding losses		Fair value
Equity securities (available-for-sale)	(Won)	103,388	(Won)	7,300	(Won)	(9,170)	(Won)	101,518
Debt securities (available-for-sale)		6,117		—		(180)		5,937

	(Won)	109,505	(Won)	7,300	(Won)	(9,350)	(Won)	107,455

	2009
	Cost or amortized cost		Gross unrealized holding gains		Gross unrealized holding losses		Fair value
Equity securities (available-for-sale)	(Won)	18,726	(Won)	7,484	(Won)	(104)	(Won)	26,106
Debt securities (available-for-sale)		4,877		420		—		5,297

	(Won)	23,603	(Won)	7,904	(Won)	(104)	(Won)	31,403

The proceeds from sales of available-for-sale securities were (Won)1,181,025 million in 2007, (Won)614,405 million in 2008 and (Won)6,833 million in 2009. The realized gains on those sales were (Won)11,428 million in 2007, (Won)5,587 million in 2008 and (Won)1,716 million in 2009. The average-cost method is used to calculate gains or losses from the sale of available-for-sale securities.

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

The subsequent recoveries of impaired available-for-sale securities amounted to (Won)76 million in 2007. However, such differences have not been reconciled for U.S. GAAP purposes, since the amounts are immaterial and nil in 2008 and 2009.

The Company has not included the disclosure requirements related to investments’ gross unrealized losses and fair value, since the amounts were immaterial.

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

Under U.S. GAAP, goodwill and indefinite-lived intangible assets are not amortized, but instead are tested for impairment at least annually. In accordance with ASC Topic 350, “Intangibles—Goodwill and Other”, goodwill is tested for impairment on an annual basis by comparing the fair value of the Company’s reporting units to their carrying amounts. The investor-level goodwill is tested for impairment in accordance with ASC Topic 323. The investor-level goodwill, which is recorded only at the investor’s financial statements, represents the excess of the acquisition cost of equity method investees over the fair value of investor’s share of net identifiable assets acquired.

The changes in the carrying amount of goodwill which is recorded in the Personal Customer Group for the years ended December 31, 2008 and 2009 are as follows (in millions of Korean won):

Balance as of January 1, 2008	(Won)	526,556
Goodwill acquired during the year		24,692

Balance as of December 31, 2008		551,248
Goodwill acquired during the year		—

Balance as of December 31, 2009	(Won)	551,248

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

Under U.S. GAAP, the 2G frequency usage right was considered as indefinite lived intangible asset and thus in the process of purchase accounting of KTM, KT recognized the frequency usage right at fair value. However, on December 31, 2005, the Korea Communication Act (“Act”) was revised effective July 1, 2006. Under the revised Act, the frequency usage right of 2G will expire by June 2011. Thus, the Company amortizes the frequency usage right of 2G over the remaining useful life under U.S. GAAP beginning from the year ended December 31, 2006.

In addition, the frequency usage right related to the third generation (“3G”) acquired in 2000 has been accounted for in the same manner under Korean GAAP and U.S. GAAP.

Identifiable intangible assets determined in accordance with U.S. GAAP as of December 31, 2008 and 2009 are presented below.

	2008
	Gross carrying amount		Accumulated amortization		Net amount
	(In millions of Korean won)
Amortizable intangible assets:
Internal-use software	(Won)	876,471	(Won)	579,663	(Won)	296,808
Frequency usage rights		1,465,990		594,354		871,636
Buildings and facility utilization rights		127,896		79,799		48,097
Other		325,485		218,756		106,729

Total	(Won)	2,795,842	(Won)	1,472,572	(Won)	1,323,270

	2009
	Gross carrying amount		Accumulated amortization		Net amount
	(In millions of Korean won)
Amortizable intangible assets:
Internal-use software	(Won)	1,070,786	(Won)	686,739	(Won)	384,047
Frequency usage rights		1,465,990		726,088		739,902
Buildings and facility utilization rights		130,179		85,702		44,477
Other		316,586		251,834		64,752

Total	(Won)	2,983,541	(Won)	1,750,363	(Won)	1,233,178

Amortization expense:
For the year ended December 31, 2007	(Won)	284,016 million
For the year ended December 31, 2008		306,000 million
For the year ended December 31, 2009		314,102 million

Estimated amortization expense (in millions of Korean won):

Year ending December 31,
2010	(Won)	310,033
2011		246,239
2012		186,240
2013		137,251
2014		128,322
Thereafter		225,093

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

Under U.S. GAAP, details of interest capitalization for the years ended December 31, 2007, 2008 and 2009 are as follows (in millions of Korean won):

	2007		2008		2009
Total interest costs incurred	(Won)	458,951	(Won)	471,816	(Won)	512,309
Interest capitalized		13,372		15,376		8,330

Amounts charged to expense	(Won)	445,579	(Won)	456,440	(Won)	503,979

i. Revenue Recognition

Under Korean GAAP, non-refundable service installation fees for telephone and initial subscription fees for PCS and leased-line services are recognized as revenue when installation and initiation services are rendered.

Under U.S. GAAP, service installation fees and initial subscription fees related to activation of service are deferred and recognized as revenue over the expected terms of customer relationships. In 2009, due to a change in the market condition the Company changed the estimate of the expected terms of customer relationships of telephone, PCS, and leased-line service from 15 years to 11 years, from 4 years to 2 years and from 3 years to 6 years, respectively. The change in the estimated expected terms of customer relationships is accounted for as a change in accounting estimate on a prospective basis effective January 1, 2009 under the accounting standard related to change in accounting estimates. As a result, net income for the year ended December 31, 2009 increased by (Won)153 billion.

Under Korean GAAP, handset subsidy paid by the Company is accounted as expenses. However, under U.S. GAAP, the handset subsidy is treated as reduction of revenue in accordance with ASC Topic 605, “Revenue Recognition.”

j. Income Taxes

Under Korean GAAP, effective January 1, 2005, due to the adoption of SKAS No. 16 “Income Taxes”, deferred income taxes are recognized on the temporary difference related to unrealized gains and losses on investment securities that are reported as a separate component of stockholders’ equity. Any adjustments to income tax provision attributable to prior years are included in income tax expense (benefit). Consequently, there is no GAAP difference any longer in terms of deferred income taxes on unrealized gains and losses on investment securities.

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

Under Korean GAAP, prior to January 1, 2005, all deferred income tax assets and liabilities were recorded as non-current. Effective January 1, 2005, per SKAS No. 16, deferred income tax assets and liabilities shall be classified as current or non-current based on the classification of the related assets or liabilities for financial reporting or the expected reversal date of the temporary difference. As a result of adoption of SKAS No. 16, there is no difference between Korean GAAP and U.S. GAAP as of December 31, 2008 and 2009, respectively.

Under Korean GAAP, in accordance with SKAS No. 16, effective from January 1, 2005, the Company did not recognize deferred income tax liabilities related to equity in gains of affiliates when it is able to control the timing of the reversal of the temporary difference and it is probable that the temporary difference will not reverse in the foreseeable future.

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

In 2006 the Company adopted KAI opinion 06-2 “Deferred Tax Accounting for Investments in Subsidiaries, Affiliated Companies Accounted for Using the Equity Method, and Interest in Joint Ventures”. This statement requires recognition of deferred income tax asset or liability based on net of all temporary differences arising from the same subsidiary or investee rather than on an individual basis. According to the transition rule of the statement, Korean GAAP prior year financial statements have been restated. However, in 2008 the KAI opinion 06-2 was slightly amended as described in Note 2 (b), in which temporary differences arising from certain transactions under SKAS No. 16, such as elimination of inter-company transactions through equity method, should be separately treated as an individual basis when they are recognized in the consolidated financial statements. Consequently, there is no GAAP difference as of December 31, 2008 and 2009, respectively, in terms of the recognition of temporary differences arising from certain transactions mentioned above.

Under U.S. GAAP, on January 1, 2007, the Company adopted accounting guidance which clarifies the accounting guidance for uncertainties in income taxes. The guidance requires that the tax effect(s) of a position be recognized only if it is “more-likely-than-not” to be sustained based solely on its technical merits as of the reporting date. The more-likely-than-not threshold represents a positive assertion by management that a company is entitled to the economic benefits of a tax position. If a tax position is not considered more-likely-than-not to be sustained based solely on its technical merits, no benefits of the tax position are to be recognized. The more-likely-than-not threshold must continue to be met in each reporting period to support continued recognition of a benefit. With the adoption of the accounting guidance, companies are required to adjust their financial statements to reflect only those tax positions that are more-likely-than-not to be sustained. Any necessary adjustment would be recorded directly to retained earnings and reported as a change in accounting principle.

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

l. Noncontrolling interest

Under Korean GAAP, noncontrolling interest in consolidated subsidiaries is presented as a separate component of equity in the consolidated balance sheet.

Under U.S. GAAP, as described in Note 40 (p) in 2009 the Company retrospectively adopted the presentation and disclosure provisions of new accounting guidance on a noncontrolling interest in its consolidated financial statements, which required noncontrolling interest to be presented as a separate component of equity in the consolidated financial statements as well as modified the presentation of net income and other comprehensive income to be attributed to controlling and noncontrolling interest. Consequently, there is no GAAP difference any longer in terms of presentation of noncontrolling interest in the consolidated financial statements.

m. Other

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

n. Comprehensive Income

Prior to January 1, 2007, Korean GAAP did not require the presentation of comprehensive income, however, effective January 1, 2007, the Company adopted SKAS No. 21, “Preparation and Presentation of Financial Statements 1”, which requires separate disclosure of the details of comprehensive income. Consequently, there is no GAAP difference any longer in terms of disclosure of comprehensive income and its components.

Under U.S. GAAP, comprehensive income and its components must be presented in the financial statements. Comprehensive income includes all changes in total equity during a period except those resulting from investments by, or distributions to, owners, including certain items not included in the current results of operations.

Comprehensive income for the years ended December 31, 2007, 2008 and 2009 are summarized as follows (in millions of Korean won):

	2007		2008		2009
Attributable to stockholders :
Net income as adjusted in accordance with U.S. GAAP	(Won)	1,068,533	(Won)	518,245	(Won)	741,921
Other comprehensive income, net of tax :
Foreign currency translation adjustments		19,295		16,921		(19,389)
Unrealized gains on investments :
Unrealized holding gains(losses), net of tax of (Won)1,023 million, ((Won)1,907) million and (Won)384 million in 2007, 2008 and 2009, respectively		2,698		(6,762)		1,362
Reclassification adjustment for losses realized in net earning due to disposal, net of tax of (Won)1,004 million, (Won)687 million and (Won)378 million in 2007, 2008 and 2009, respectively		2,648		2,436		1,388
Gains(losses) on valuation of derivatives for cash flow hedge, net of tax of (Won)768 million, ((Won)1,297) million and ((Won)5,840) million in 2007, 2008 and 2009, respectively		2,024		(4,598)		(20,705)

Comprehensive income as adjusted in accordance with U.S. GAAP		1,095,198		526,242		704,577

	2007		2008		2009
Attributable to noncontrolling interest :
Net income as adjusted in accordance with U.S. GAAP		91,521		55,178		98,704
Other comprehensive income, net of tax :
Foreign currency translation adjustments		2,896		8,418		(7,910)
Others		2,132		(8,183)		(2,938)

Comprehensive income as adjusted in accordance with U.S. GAAP		96,549		55,413		87,856

Total Comprehensive Income	(Won)	1,191,747	(Won)	581,655	(Won)	792,433

o. Statements of Cash Flows

Statements of cash flows under Korean GAAP include the cash flows of KTSC, KTP, SFNH BF-(1), KT Music (formerly, “KTF Music Corporation”), Vanguard Private Equity Fund and Doremi Media, which are accounted for under the equity method under U.S. GAAP

Under Korean GAAP, cash flows from contributions that are restricted for the purposes of constructing assets are included in investing activities. For U.S. GAAP purposes, those cash flows are included in financing activities. In addition, under Korean GAAP cash flows from initial consolidation or deconsolidation of a subsidiary is presented as a separate line whereas for U.S. GAAP purposes, it is categorized as investing activities net of cash paid or received.

p. Significant New Accounting Pronouncements

(i)	In September 2006, the Financial Accounting Standards Board (“FASB”) issued enhanced guidance for using fair value to measure assets and liabilities by establishing a common definition of fair value, providing a framework for measuring fair value under GAAP, and expanding the disclosure requirements about fair value measurements. In February 2008, the FASB deferred the adoption of such guidance for one year for nonfinancial assets and nonfinancial liabilities that are recognized or disclosed at fair value in the financial statements on a non-recurring basis. The Company adopted the fair value guidance for nonfinancial assets and nonfinancial liabilities on January 1, 2009 with no material impact to the consolidated financial statements. In April 2009, the FASB issued additional guidance around fair value, which provided: (a) additional application guidance for estimating fair value when the volume and activity for the asset or liability have greatly decreased and (b) indicators for identifying transactions that are not considered orderly. The additional guidance was effective for interim periods ending after June 15, 2009, with early adoption permitted for periods ending after March 15, 2009. The Company adopted the provisions in 2009 with no material impact to the consolidated financial statements.

(ii)	In December 2007, the FASB issued an amended accounting guidance on business combinations. The guidance revises the method of accounting for a number of aspects of business combinations including acquisition costs, contingencies (including contingent assets, contingent liabilities and contingent purchase price) and post-acquisition exit activities of acquired businesses. The Company adopted the new guidance in 2009 with no material impact to the consolidated financial statements.

(iii)	In December 2007, the FASB also issued new accounting guidance on noncontrolling interests in consolidated financial statements. The new accounting guidance requires that a noncontrolling interest in the equity of a subsidiary be accounted for and reported as equity, provides revised guidance on the treatment of net income and losses attributable to the noncontrolling interest and changes in ownership interests in a subsidiary and requires additional disclosures that identify and distinguish between the interests of the controlling and noncontrolling owners. The Company retrospectively adopted the presentation and disclosure requirements of the new guidance. The adoption of the new guidance did not have a material effect on the consolidated financial statements.

(iv)

In March 2008, the FASB issued enhanced guidance for disclosures about derivative instruments and hedging activities by expanding the disclosure requirements regarding: (1) how and why an entity uses derivative instruments; (2) how derivative instruments and related hedged items are accounted for; and (3) how derivative instruments and related hedged items affect an entity’s financial position, financial performance, and cash flows. In addition, this guidance requires qualitative disclosures about objectives and strategies for using derivatives described in the context of an entity’s risk exposures, quantitative disclosures about the location and fair value of derivative instruments and associated gains and losses, and disclosures about credit-risk-related contingent features in derivative instruments. The Company adopted the new guidance in 2009 with no material impact to the consolidated financial statements.

(v)	In April 2008, the FASB amended the factors that the Company should consider when developing renewal or extension assumptions used in the determination of useful lives of intangible assets. These assumptions should be consistent with the expected cash flow method used to measure the fair value of the intangible asset. The amended guidance was applicable prospectively to intangible assets acquired after January 1, 2009 with no material impact to the consolidated financial statements.

(vi)	In November 2008, the FASB ratified guidance approved by the Emerging Issues Task Force addressing how the business combination and noncontrolling interest guidance issued by the FASB might impact the accounting for equity method investments. The guidance was effective prospectively for new investments acquired in fiscal years beginning on or after December 15, 2008. The Company adopted the guidance in 2009 with no material impact on the consolidated financial statements.

(vii)	In July 2009, the FASB issued the FASB Accounting Standard Codification (“Codification” or “ASC”), which became the single source of authoritative U.S. generally accepted accounting principles. Following the Codification, the FASB will not issue new standards in the form of Statements, FASB Staff Positions or Emerging Issues Task Force Abstracts. Instead, it will issue Accounting Standards Updates (“ASU”), which will serve to update the Codification, provide background information about the guidance and provide the basis for conclusions on the changes to the Codification. The Company adopted the Codification, as required, for annual periods ending after September 15, 2009. As a result, references to accounting literature contained in our financial disclosures have been updated to reflect the new ASC structure.

(viii)	In June 2009, the FASB amended the consolidation rules related to Variable Interest Entities (“VIEs”). The new rules expand the primary beneficiary analysis to incorporate a qualitative review of which entity controls and directs the activities of the VIE. The amendments also modify the rules regarding the frequency of ongoing reassessments of whether a company is the primary beneficiary. Under the revised guidance, companies are required to perform ongoing reassessments as opposed to only when certain triggering events occur, as was previously required. This guidance will be effective in 2010 and is not expected to have a material effect on the consolidated financial statements.

(ix)

In October 2009, the FASB issued ASU 2009-13 “Multiple-Deliverable Revenue Arrangements.” The update addresses how revenues should be allocated among all products and services included in sales arrangements. It establishes a selling price hierarchy for determining the selling price of each product or service, with vendor-specific objective evidence (“VSOE”) at the highest level, third-party evidence of selling price at the intermediate level, and a best estimate of the selling price at the lowest level. It replaces “fair value” with “selling price” in revenue allocation guidance, eliminates the residual method as an acceptable allocation method, and requires the use of the relative selling price method as the basis for allocation. It also significantly expands the disclosure requirements for such arrangements, including, potentially, certain qualitative disclosures. ASU 2009-13 will be effective prospectively for sales entered into or materially modified in fiscal years beginning on or after

June 15, 2010. The FASB permits early adoption of ASU 2009-13, applied retrospectively, to the beginning of the year of adoption. Management is currently evaluating the impact on the consolidated financial statements.

(x)	In October 2009, the FASB issued ASU 2009-14 “Certain Revenue Arrangements That Include Software Elements.” The update clarifies the guidance for allocating and measuring revenue, including how to identify software that is out of the scope. The update also amends accounting and reporting guidance for revenue arrangements involving both tangible products and software that is “more than incidental to the tangible product as a whole.” That type of software and hardware will be outside of the scope of software revenue guidance, and the hardware components will also be outside of the scope of software revenue guidance and may result in more revenue recognized at the time of the hardware sale. Additional disclosures will discuss allocation of revenue to products and services in sales arrangements and the significant judgments applied in the revenue allocation method, including impacts on the timing and amount of revenue recognition. ASU 2009-14 will be effective prospectively for revenue arrangements entered into or materially modified in fiscal years beginning on or after June 15, 2010. ASU 2009-14 has the same effective date, including early adoption provisions, as ASU 2009-13. Companies must adopt ASU 2009-14 and ASU 2009-13 at the same time. Management is currently evaluating the impact on the consolidated financial statements.

(xi)	In December 2009, the FASB issued ASU 2009-16 “Transfers and Servicing.” This update removes the concept of a qualifying special-purpose entity (“QSPE”) and creates more stringent conditions for reporting a transfer of a portion of a financial asset as a sale. To determine if a transfer is to be accounted for as a sale, the transferor must assess whether it and all of the entities included in its consolidated financial statements have surrendered control of the assets. This standard is effective from January 1, 2010, with adoption applied prospectively for transfers that occur on and after the effective date. The elimination of the QSPE concept will require to retrospectively assess all current off-balance sheet QSPE structures for consolidation under ASC Topic 810, “Consolidation,” and record a cumulative-effect adjustment to retained earnings for any consolidation change. Retrospective application of ASU 2009-16, specially the QSPE removal, is being assessed as part of the analysis required from ASU 2009-17, “Improvements to Financial Reporting by Enterprises Involved with Variable Interest Entities.” Refer to the section below for further information related to ASU 2009-17.

(xii)	In December 2009, the FASB issued ASU 2009-17, which addresses the primary beneficiary assessment criteria for determining whether an entity is required to consolidate a VIE. This update requires an entity to determine whether it is the primary beneficiary by performing a qualitative assessment; rather than using the quantitative-based model required under the previous accounting guidance. The qualitative assessment consists of determining whether the entity has both the power to direct the activities that most significantly impact the VIE’s economic performance and has the right to receive benefits or obligation to absorb losses that could potentially be significant to the VIE. This standard is effective from January 1, 2010. Management is currently evaluating the impact on the consolidated financial statements.

(xiii)	In January 2010, the FASB amended the disclosure guidance related to fair value measurements. The amended disclosure guidance requires new fair value measurement disclosures and clarifies existing fair value measurement disclosure requirements. The amended disclosure guidance related to disclosures about purchases, sales, issuances and settlements of Level 3 instruments will be effective for fiscal years beginning after December 15, 2010. The remaining amended disclosure guidance will be effective for annual reporting periods beginning after December 15, 2009. Management is currently evaluating the impact of the amended disclosure guidance related to fair value measurements.

(xiv)	In January 2010, the FASB issued authoritative guidance for improving disclosures about fair value measurements, which requires new and amended disclosure requirements for classes of assets and liabilities, inputs and valuation techniques and transfers between levels of fair value measurements and accounting for distributions to shareholders with components of stock and cash, which clarifies the accounting for distributions to shareholders that offer them the ability to elect to receive their entire distribution in cash or shares of equivalent value. This guidance will be effective beginning in January 2010, and is not expected to have a material effect on the consolidated financial statements.

q. Income per Share

The following table sets forth the computation of basic and diluted income per share attributable to stockholders for the years ended December 31, 2007, 2008 and 2009:

	2007				2008				2009
	Diluted		Basic		Diluted		Basic		Diluted		Basic
CONSOLIDATED (in millions of Korean won)
Net income from continuing operations	(Won)	996,048	(Won)	996,048	(Won)	521,692	(Won)	521,692	(Won)	746,849	(Won)	742,454
Net income (loss) from discontinuing operations		72,485		72,485		(3,447)		(3,447)		(533)		(533)

Net income	(Won)	1,068,533	(Won)	1,068,533	(Won)	518,245	(Won)	518,245	(Won)	746,316	(Won)	741,921

AVERAGE EQUIVALENT SHARES
Shares of common stock outstanding		206,599,294		206,599,294		202,891,015		202,891,015		219,512,696		219,512,696
Dilutive effect of exchangeable bond		—		—		—		—		4,655,062		—

Total average equivalent shares		206,599,294		206,599,294		202,891,015		202,891,015		224,167,758		219,512,696

PER SHARE AMOUNTS (in Korean won)
Net income from continuing operations	(Won)	4,821	(Won)	4,821	(Won)	2,571	(Won)	2,571	(Won)	3,332	(Won)	3,382
Net income (loss) from discontinuing operations		351		351		(17)		(17)		(2)		(2)

Net income per share	(Won)	5,172	(Won)	5,172	(Won)	2,554	(Won)	2,554	(Won)	3,330	(Won)	3,380

Basic income per share is computed on the basis of the weighted-average number of common stock outstanding. Diluted income per share is computed on the basis of the weighted-average number of common stock outstanding plus the effect of outstanding exchangeable bonds using the “if-exchanged method”. The denominator of the diluted income per share computation is adjusted to include the number of additional common stock that would have been outstanding had the dilutive potential common stock been issued at the beginning of the period. In addition, the numerator is adjusted to include the after-tax amount of interest and foreign currency translation gain (loss) recognized associated with the exchangeable bonds. Stock options were not considered when calculating diluted income per share because the exercise price of the stock options was greater than the average market price of the shares and, therefore, the effect would have been antidilutive.

r. Condensed Consolidated U.S. GAAP Financial Information

Condensed consolidated balance sheets in accordance with U.S. GAAP as of December 31, 2008 and 2009 are presented as follows (in millions of Korean won):

	2008		2009
Current assets
Accounts receivable—trade	(Won)	2,963,183	(Won)	3,596,936
Other current assets		3,946,259		4,232,602

Total current assets		6,909,442		7,829,538
Investments		496,052		463,701
Property and equipment, net		14,460,108		14,040,901
Goodwill		584,761		560,834
Other assets		3,523,729		3,630,526

Total assets	(Won)	25,974,092	(Won)	26,525,500

Current liabilities
Accounts payable—trade	(Won)	827,971	(Won)	1,478,667
Other current liabilities		4,441,864		5,505,811

Total current liabilities		5,269,835		6,984,478
Long-term debt, excluding current portion		7,910,118		7,515,257
Other long-term liabilities		2,184,470		1,569,321

Total liabilities		15,364,423		16,069,056

Stockholders’ equity		8,490,398		10,287,594
Noncontrolling interest		2,119,271		168,850

Total equity		10,609,669		10,456,444

Total liabilities and equity	(Won)	25,974,092	(Won)	26,525,500

Changes in consolidated total equity in accordance with U.S. GAAP for the years ended December 31, 2007, 2008 and 2009 are as follows (in millions of Korean won):

	2007		2008		2009
Attributable to stockholders :
Beginning of the year	(Won)	8,037,993	(Won)	8,438,391	(Won)	8,490,398
Net income		1,068,533		518,245		741,921
Retirement of treasury stock		(196,329)		(73,807)		(508,912)
Acquisition of subsidiaries’ stock		—		—		(24,105)
Acquisition of subsidiaries’ treasury stock		—		—		(29,266)
Foreign currency translation adjustments		19,295		16,921		(19,389)
Unrealized gains on investments, net of tax		5,346		(4,326)		2,700
Unrealized gains on valuation of derivatives, net of tax		2,024		(4,598)		(20,705)
Sale of treasury stock, net		884		807		1,526,541
Exercise of exchange rights of exchangeable bond		—		—		480,435
Change by merger		—		—		(131,236)
Dividends		(416,191)		(407,374)		(226,280)
Adoption of FIN 48		(58,667)		—		—
Changes in consolidated entities		(23,990)		—		—
Other, net of tax		(507)		(6,139)		5,492

End of the year	(Won)	8,438,391	(Won)	8,490,398	(Won)	10,287,594

Attributable to noncontrolling interest :
Beginning of the year	(Won)	2,182,548	(Won)	2,150,614	(Won)	2,119,271
Net income		91,521		55,178		98,704
Acquisition of subsidiaries’ stock		(365)		—		(295,055)
Acquisition of subsidiaries’ treasury stock		81		140		(251,048)
Increase in subsidiaries’ capital stock		—		10,536		6,522
Appropriation of subsidiaries’ treasury stock		(79,582)		(112,298)		—
Change by merger		—		—		(1,511,630)
Dividends		(56,583)		(1,273)		(2,457)
Changes in consolidated entities		8,994		14,964		11,884
Changes in comprehensive income		5,028		235		(10,848)
Other		(1,028)		1,175		3,507

End of the year		2,150,614		2,119,271		168,850

Total equity	(Won)	10,589,005	(Won)	10,609,669	(Won)	10,456,444

Condensed consolidated statements of cash flows in accordance with U.S. GAAP for the years ended December 31, 2007, 2008 and 2009 are set out below (in millions of Korean won):

	2007		2008		2009
CASH FLOWS FROM OPERATING ACTIVITIES :
Net income	(Won)	1,160,054	(Won)	573,423	(Won)	840,625
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization		3,695,405		3,663,037		3,287,343
Provision for doubtful accounts		67,263		139,441		91,863
Loss on disposal of property and equipment		76,839		89,734		118,925
Equity in loss of associates		(145,861)		(164,336)		(81,078)
Deferred income tax benefit		(68,417)		(115,337)		(20,522)
Gain on disposition of available-for-sale securities, net		(11,428)		(5,587)		(1,716)
Impairment losses of equity method affiliates		—		22,058		—
Foreign currency translation gain (loss), net		7,293		753,592		(245,748)
Gain (loss) on settlement and valuation of derivatives, net		(22,440)		(649,360)		172,717
Changes in assets and liabilities related to operating activities:
Notes and accounts receivable		(416,506)		(161,287)		(620,909)
Inventories		(72,708)		(142,512)		(287,367)
Advance payments		(20,599)		(2,795)		(20,687)
Notes and long-term accounts receivable		(9,384)		(654,248)		(533,925)
Accounts payable		14,740		(423,619)		1,612,516
Advance receipts		(30,484)		19,783		52,707
Income taxes payable		(150,832)		(153,173)		(169,092)
Prepaid expenses		(12,678)		(44,291)		(19,915)
Withholdings		24,657		26,404		(129,912)
Accrued expenses		66,584		24,904		(39,298)
Refundable deposits for telephone installation		(66,145)		(59,437)		(85,129)
Payment of severance indemnities		254,671		140,352		(214,965)
Deposits for severance indemnities		(132,427)		(148,822)		49,861
Other, net		52,483		160,633		(418,286)

Net Cash Provided by Operating Activities		4,260,080		2,888,557		3,338,008

CASH FLOWS FROM INVESTING ACTIVITIES :
Acquisition of property and equipment		(3,621,428)		(3,322,381)		(2,759,777)
Disposal of property and equipment		103,471		53,606		69,777
Decrease (increase) in short-term financial instruments, net		114,459		209,474		(39,287)
Disposal of available-for-sale securities		1,181,025		614,405		6,833
Decrease in equity method investment securities		10,807		1,047		1,322
Collection of held-to-maturity securities		252		5		14,093
Acquisition of available-for-sale securities		(981,008)		(692,289)		(79,847)
Acquisition of equity method investment securities		(7,220)		(123,171)		(18,191)
Acquisition of held-to-maturity securities		(5)		(13,988)		(5)
Acquisition of assets and liabilities of consolidated subsidiaries		(31,928)		(5,619)		37,580
Other, net		(178,630)		(223,359)		(50,253)

Net Cash Used in Investing Activities		(3,410,205)		(3,502,270)		(2,817,755)

CASH FLOWS FROM FINANCING ACTIVITIES :
Payment of dividends		(472,774)		(408,242)		(228,332)
Repayment of short-term borrowings		30,601		55,440		101,395
Repayment of long-term borrowings and current portion of long-term debt		(1,314,424)		(2,121,831)		(1,431,343)
Increase in long-term borrowings		872,085		3,735,500		1,498,630
Acquisition of treasury stock		(195,217)		(73,807)		(528,143)
Outflows from capital transactions of consolidated entities		(150,055)		(110,917)		(276,388)
Other, net		(41,383)		70,702		(37,542)

Net Cash Provided by (Used in) Financing Activities		(1,271,167)		1,146,845		(901,723)

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS		(421,292)		533,132		(381,470)
CASH AND CASH EQUIVALENTS AT BEGINNING OF THE YEAR		1,759,144		1,337,852		1,870,984

CASH AND CASH EQUIVALENTS AT END OF THE YEAR	(Won)	1,337,852	(Won)	1,870,984	(Won)	1,489,514

Supplemental schedule:
Cash paid for interest (net of amounts capitalized)	(Won)	433,471	(Won)	406,485	(Won)	498,299
Cash paid for income taxes	(Won)	486,448	(Won)	453,532	(Won)	274,302

41.    ADDITIONAL U.S. GAAP DISCLOSURES

a. Income Tax Expense

The components of income tax expense for the years ended December 31, 2007, 2008 and 2009 are as follows (in millions of Korean won):

	2007		2008		2009
Current income tax expense	(Won)	337,904	(Won)	293,512	(Won)	138,194
Deferred income tax benefit		(68,417)		(115,337)		(20,522)

Income tax expense	(Won)	269,487	(Won)	178,175	(Won)	117,672

Substantially all income before income taxes and related income tax expense (benefit) are attributable to domestic operations. The provision for income taxes using statutory tax rates differs from the actual provision for the years ended December 31, 2007, 2008 and 2009 for the following reasons (in millions of Korean won):

	2007		2008		2009
Provision for income taxes at statutory tax rates	(Won)	373,159	(Won)	207,625	(Won)	232,025
Tax credits		(121,159)		(197,492)		(110,825)
Additional income tax payment (refund) related to prior year		(23,683)		(4,716)		12,692
Non-temporary difference		18,217		24,863		15,985
Changes in deferred income tax unrecognized		9,584		(65)		(35,338)
Tax rate changes		—		142,437		3,421
Others		13,369		5,523		(288)

Actual provision for income taxes	(Won)	269,487	(Won)	178,175	(Won)	117,672

The effective tax rates after adjustments of certain differences between amounts reported for financial accounting and income tax purpose, were approximately 19.9%, 23.6% and 12.3% for the years ended December 31, 2007, 2008 and 2009, respectively.

The tax effects of temporary differences that resulted in significant portions of the deferred income tax assets and liabilities at December 31, 2008 and 2009, computed under U.S. GAAP, and a description of financial statement items that created these differences are as follows (in millions of Korean won):

	2008		2009
Deferred income tax assets:
Allowance for doubtful accounts	(Won)	119,855	(Won)	122,873
Refundable deposits for telephone installation		11,205		9,609
Investment securities		8,840		9,154
Inventories		4,543		1,174
Property and equipment		130,443		156,079
Unearned revenue		74,560		55,121
Equity method investment securities		24,251		23,737
Tax credit carryforwards		131,102		169,122
Tax loss carryforwards		49,183		61,882
Accrued expenses		53,825		33,918
Other		240,529		266,453

Total deferred income tax assets		848,336		909,122
Valuation allowance		(78,444)		(88,229)

Deferred income tax assets		769,892		820,893
Deferred income tax liabilities:
Equity method investment securities		(41,678)		(47,623)
Accrued interest income		(2,798)		(1,855)

Deferred income tax liabilities		(44,476)		(49,478)

Net deferred income tax assets	(Won)	725,416	(Won)	771,415

In 2008 and 2009, valuation allowances were recognized by certain subsidiaries as realization of deferred income tax asset was not assessed as more likely than not mainly due to lack of expected future taxable income.

In 2009, the Company was eligible for tax credits of (Won)276,332 million. However, due to the minimum tax provisions, the Company utilized only (Won)80,349 million. The remaining tax credit will expire in 2014. During 2009, the Company concluded that the remaining tax credit was more likely than not of realization in the future based on future taxable income estimates. As a result, the Company recorded an income tax benefit of (Won)169,122 million of the tax credit. The tax loss carryforwards of (Won)281,201 million as of December 31, 2009 will expire through 2019. During 2009, certain subsidiaries including KT Tech did not recognize deferred income tax assets amounting to (Won)61,642 million which resulted from the tax effects of tax loss carryforwards of (Won)280,194 million in excess of taxable differences and future taxable income.

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

The amount of unrecognized tax benefits that would favorably affect the effective income tax rate was (Won)784 million and ((Won)25,872) million for the years ended December 31, 2008 and 2009, respectively. The liability for uncertain tax positions is classified as a non-current liability in accordance the guidance.

A reconciliation of the total amounts of unrecognized tax benefits at the beginning and end of the period is as follows (in millions of Korean won):

	2007		2008		2009
Balance at January 1,	(Won)	67,142	(Won)	6,450	(Won)	4,252
Additions to tax positions recorded during the current year		3,303		573		(5,293)
Additions to tax positions recorded during prior years		—		268		347
Reductions to tax positions recorded during prior years		—		(226)		(360)
Reductions for settlement		(63,995)		(2,813)		(564)

Balance at December 31,	(Won)	6,450	(Won)	4,252	(Won)	(1,618)

The Company’s practice is to classify interest on uncertain tax positions in non-operating expense whereas penalties are classified in income tax expense. The Company recognized (Won)295 million and (Won)347 million in penalties for the years ended December 31, 2008 and 2009, respectively. As of December 31, 2008 and 2009, the Company had (Won)683 million and (Won) 909 million accrued for the payment of penalties.

The Company has open tax years ranging from 2005 to 2009, by which its taxes remain subject to examination. However, the Company does not anticipate that the total amount of unrecognized tax benefits will significantly change in the next 12 months.

b. Fair Value Measurements

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (an exit price). GAAP establishes a valuation hierarchy for prioritizing the inputs and the hierarchy places greater emphasis on the use of observable market inputs and less emphasis on unobservable inputs. When determining fair value, an entity is required to maximize the use of observable inputs and minimize the use of unobservable inputs. The three levels of the hierarchy are as follows: Level 1, defined as observable inputs such as quoted prices in active markets; Level 2, defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and Level 3, defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions.

Following is a description of the valuation methodologies the Company used for instruments measured at fair value, as well as the general classification of such instruments pursuant to the valuation hierarchy.

(i) Recurring Fair Value

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

The following fair value hierarchy table presents information regarding the assets and liabilities measured at fair value on a recurring basis as of December 31, 2008 and 2009, respectively (in millions of Korean won):

	2008
	Level 1		Level 2		Level 3		Total
ASSETS
Securities
• Beneficiary certificates	(Won)	39,696	(Won)	—	(Won)	—	(Won)	39,696
• Available-for-sale securities :		107,455		—		—		107,455
• Held-to-maturity securities		—		14,073		—		14,073
Derivative instruments assets :
• Currency swap		—		72,127		—		72,127
• Combined interest rate currency swap		—		417,731		—		417,731
• Put option		—		—		14,540		14,540

Total	(Won)	147,151	(Won)	503,931	(Won)	14,540	(Won)	665,622

LIABILITIES
Derivative instruments liabilities :
• Interest rate swap		—		15,641		—		15,641
• Currency forwards		—		4,755		—		4,755

Total	(Won)	—	(Won)	20,396	(Won)	—	(Won)	20,396

	2009
	Level 1		Level 2		Level 3		Total
ASSETS
Securities
• Beneficiary certificates	(Won)	84,199	(Won)	—	(Won)	—	(Won)	84,199
• Trading securities		15,470		—		—		15,470
• Available-for-sale securities		31,403		—		—		31,403
• Held-to-maturity securities		—		82		—		82
Derivative instruments assets :
• Interest rate swap		—		23		—		23
• Currency swap		—		47,547		—		47,547
• Combined interest rate currency swap		—		417,731		—		417,731
• Currency forwards		—		288		—		288

Total	(Won)	131,072	(Won)	465,671	(Won)	—	(Won)	596,743

LIABILITIES
Derivative instruments liabilities :
• Interest rate swap		—		5,775		—		5,775
• Currency swap		—		3,781		—		3,781
• Currency forwards		—		1,723		—		1,723

Total	(Won)	—	(Won)	11,279	(Won)	—	(Won)	11,279

The following table provides a reconciliation of the beginning and ending balances for the years ended December 31, 2008 and 2009 of the Company’s put option, as the option is measured at fair value using significant unobservable inputs (in millions of Korean won):

Balances at January 1, 2008	(Won)	1,971
Unrealized gain included in earnings		12,569
Unrealized gain (loss) included in other comprehensive income		—
Purchases, sales, issuances and settlements, net		—
Transfer in and/or out of Level 3		—

Balances at December 31, 2008	(Won)	14,540

Balances at January 1, 2009	(Won)	14,540
Unrealized gain included in earnings		—
Unrealized gain (loss) included in other comprehensive income		—
Purchases, sales, issuances and settlements, net		(14,540)
Transfer in and/or out of Level 3		—

Balances at December 31, 2009	(Won)	—

(ii) Non-recurring Fair Value

As discussed in Note 40,p(i), “Significant New Accounting Pronouncements,” on January 1, 2009 the Company adopted the provisions of the authoritative guidance on fair value measurements for nonfinancial assets and nonfinancial liabilities that the Company does not recognize or disclose at fair value on a recurring basis (at least annually). These include reporting units measured at fair value in a goodwill impairment test, other nonfinancial assets or liabilities measured at fair value for impairment testing, and nonfinancial assets acquired and liabilities assumed in a business combination. In connection with the adoption of this guidance the Company analyzed and evaluated them to determine whether nonfinancial assets and liabilities had any evidences of impairment. As a result of the evaluation, the Company noted that it currently does not have significant non-financial assets or non-financial liabilities that are required to be measured at fair value on a non-recurring basis.

c. Fair Value of Financial Instruments

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

The estimated fair values of the Company’s significant financial instruments at December 31, 2008 and 2009 are summarized as follows (in millions of Korean won):

	2008				2009
	Carrying amount		Fair value		Carrying amount		Fair value
Cash and cash equivalents	(Won)	1,871,018	(Won)	1,871,018	(Won)	1,489,674	(Won)	1,489,674
Short-term financial instruments		86,059		86,059		84,199		84,199
Notes and accounts receivable		3,805,072		3,805,072		4,082,386		4,082,386
Loans to employees		56,020		52,616		53,020		52,801
Accounts payable		1,212,756		1,212,756		1,479,812		1,479,812
Short-term borrowings		261,006		261,006		358,205		358,205
Long-term debt, including current portion		9,371,938		9,182,625		9,219,764		9,154,905

d. Accrued Severance Indemnities

The Company expects to pay the following future benefits to its employees upon their normal retirement age (in millions of Korean won):

Year ending December 31,
2010	(Won)	7,156
2011		4,714
2012		5,502
2013		8,919
2014		25,202
2015-2019		478,549

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

KT CORPORATION
(Registrant)

/s/ Suk-Chae Lee
Name: Suk-Chae Lee
Title: Chief Executive Officer

Date: June 29, 2010