Form 20-F
period 2010-12-31
KT CORP
filed 2011-06-29
CIK 892450

As filed with the Securities and Exchange Commission on June 29, 2011

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

        For the fiscal year ended December 31, 2010

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

None

As of December 31, 2010, there were 243,215,844 shares of common stock, par value (Won)5,000 per share, outstanding

(not including 17,895,964 shares of common stock held by the company as treasury shares)

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

All references to “Won” or “(Won)” in this annual report are to the currency of the Republic and all references to “Dollars,” “$,” “US$” or “U.S. dollars” are to the currency of the United States of America. Our monetary assets and liabilities denominated in foreign currency are translated into Won at the market average exchange rate announced by Seoul Money Brokerage Services, Ltd. on the balance sheet dates, which were, for U.S. dollars, (Won)1,257.5 to US$1.00, (Won)1,167.6 to US$1.00 and (Won)1,138.9 to US$1.00 at December 31, 2008, 2009 and 2010, respectively. Our consolidated financial statements are expressed in Won and, solely for the convenience of the reader, the consolidated financial statements as of and for the year ended December 31, 2010 have been translated into United States dollars at the rate of (Won)1,138.9 to US$1.00, the market average exchange rate announced by Seoul Money Brokerage Services, Ltd. and in effect on December 31, 2010.

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

Item 2.  Offer Statistics and Expected Timetable

Item 2.A.  Offer Statistics

Not applicable.

Item 2.B.  Method and Expected Timetable

Not applicable.

Item 3.  Key Information

Item 3.A.  Selected Financial Data

You should read the selected consolidated financial data below in conjunction with the Consolidated Financial Statements as of December 31, 2009 and 2010 and for each of the years in the three-year period ended December 31, 2010, and the reports of the independent registered public accounting firms on these statements included herein. The selected consolidated financial data for the five years ended December 31, 2010 are derived from our audited consolidated financial statements.

Our Consolidated Financial Statements are prepared in accordance with accounting principles generally accepted in Korea (“Korean GAAP”), which differ in certain significant respects from accounting principles generally accepted in the United States of America (“U.S. GAAP”). See Note 38 to the Consolidated Financial Statements for a description of the nature and the effect of such differences.

Income Statement Data

	Year Ended December 31,
	2006		2007		2008		2009		2010		2010
	(In billions of Won and millions of Dollars, except per share data)
Korean GAAP (1):
Operating revenues	(Won)	17,825	(Won)	18,614	(Won)	19,587	(Won)	19,644	(Won)	21,331	US$	18,730
Operating expenses		15,442		16,859		18,144		18,673		19,156		16,820
Operating income		2,383		1,755		1,443		971		2,175		1,910
Non-operating income		565		486		1,050		808		523		459
Non-operating expenses		962		783		1,783		1,059		1,136		998
Income tax expense on continuing operations		476		357		168		108		372		326
Income from continuing operations		1,510		1,106		542		612		1,190		1,045
Income (loss) from discontinued operations		—		65		(29)		(2)		3		2
Net Income		1,510		1,171		513		610		1,193		1,047
Controlling interest net income		1,292		1,056		450		495		1,168		1,026
Minority interest net income		218		115		63		115		25		22
Basic income per share from continuing operations		6,153		4,783		2,319		2,225		4,797		4.21
Basic net income per share (2)		6,155		5,112		2,217		2,254		4,803		4.22
Diluted income per share from continuing operations		6,146		4,783		2,319		2,199		4,797		4.21
Diluted net income per share (3)		6,148		5,112		2,217		2,227		4,802		4.22
Dividends per share (4)		2,000		2,000		1,120		2,000		2,410		2.12

U.S. GAAP (5):
Operating revenues	(Won)	14,088	(Won)	17,953	(Won)	18,599	(Won)	18,891	(Won)	20,088	US$	17,638
Operating income		1,868		1,499		1,197		992		1,899		1,667
Income taxes		357		270		178		118		374		328
Income from continuing operations		1,423		1,087		577		841		1,196		1,050
Income (loss) from discontinuing operations		—		73		(4)		(1)		—		—
Net Income (6)		1,423		1,160		573		840		1,196		1,050
Attributable to KT stockholders		1,329		1,069		518		742		1,186		1,041
Attributable to noncontrolling interests		94		91		55		98		10		9
Basic income per share from continuing operations		6,331		4,821		2,571		3,382		4,876		4.28
Basic income per share (2)		6,333		5,172		2,554		3,380		4,876		4.28
Diluted income per share from continuing operations		6,325		4,821		2,571		3,332		4,876		4.28
Diluted income per share (3)		6,327		5,172		2,554		3,330		4,876		4.28

Balance Sheet Data

	Year Ended December 31,
	2006		2007		2008		2009		2010		2010
	(In billions of Won and millions of Dollars)
Korean GAAP (1):
Working capital (7)	(Won)	558	(Won)	564	(Won)	1,833	(Won)	1,031	(Won)	643	US$	565
Net property and equipment		15,167		15,288		15,189		14,775		15,228		13,371
Total assets		24,243		24,127		26,139		26,620		27,713		24,334
Long term debt, excluding current portion		6,097		5,973		7,947		7,536		7,219		6,338
Refundable deposits for telephone installation		907		841		782		696		615		541
Total equity		10,697		11,138		11,088		10,667		11,496		10,094

U.S. GAAP (5):
Working capital (7)	(Won)	333	(Won)	332	(Won)	1,640	(Won)	845	(Won)	584	US$	513
Net property and equipment		14,729		14,671		14,460		14,041		13,682		12,013
Total assets		24,098		24,023		25,974		26,526		26,603		23,359
Total equity		10,221		10,589		10,609		10,456		11,100		9,746
Stockholders’ equity		8,038		8,438		8,490		10,287		10,929		9,596
Noncontrolling interests		2,183		2,151		2,119		169		171		150

Other Financial Data

	Year Ended December 31,
	2006		2007		2008		2009		2010		2010
	(In billions of Won and millions of Dollars)
Korean GAAP:
Net cash provided by operating activities	(Won)	5,714	(Won)	4,265	(Won)	2,920	(Won)	3,399	(Won)	3,245	US$	2,849
Net cash used in investing activities		(3,061)		(3,449)		(3,532)		(2,872)		(3,436)		(3,017)
Net cash provided by (used in) financing activities		(2,367)		(1,368)		1,051		(930)		(129)		(113)

U.S. GAAP (5):
Net cash provided by operating activities	(Won)	4,667	(Won)	4,260	(Won)	2,889	(Won)	3,338	(Won)	3,022	US$	2,653
Net cash used in investing activities		(2,432)		(3,410)		(3,502)		(2,818)		(3,277)		(2,877)
Net cash provided by (used in) financing activities		(1,671)		(1,271)		1,147		(901)		(117)		(103)

Operating Data

	As of December 31,
	2006	2007	2008	2009	2010
Lines installed (thousands) (8)	26,838	26,671	26,008	25,907	25,524
Lines in service (thousands) (8)	20,331	19,980	18,883	17,069	16,620
Lines in service per 100 inhabitants (8)	42.0	41.2	38.8	35.0	34.0
Mobile subscribers (thousands)	12,914	13,721	14,365	15,016	16,041
Broadband Internet subscribers (thousands)	6,353	6,516	6,712	6,953	7,424

(1)	Through December 31, 2008, the Korea Accounting Standards Board has issued Statements of Korea Accounting Standards (“SKAS”) No. 1 through No. 25. Among these statements, SKAS No. 1 through No. 10 and SKAS No. 12 through No. 20 are required to be applied in the prior periods. Although SKAS No. 11 and SKAS No. 21 through No. 25 are required to be applied starting in 2007, the balances of 2006 have been reclassified in accordance with Statements of Korea Accounting Standards No. 16 and No. 21 for comparison purposes.

(2)	Basic earnings per share under Korean GAAP and U.S. GAAP is calculated by dividing net earnings by the weighted average number of shares outstanding during the period. The weighted average number of shares of common stock outstanding during the period was 209,895 thousand for 2006, 206,599 thousand for 2007, 202,891 thousand for 2008, 219,513 thousand for 2009 and 243,207 thousand for 2010.

(3)	Diluted earnings per share are calculated based on the effect of dilutive securities that were outstanding during the period. The denominator of the diluted earnings per share computation is adjusted to include the number of additional common shares that would have been outstanding if the dilutive securities had been converted into common stock. In addition, the numerator is adjusted to include the after-tax amount of interest recognized associated with convertible notes. The weighted average number of common and common equivalent shares outstanding was 210,150 thousand for 2006, 206,599 thousand for 2007, 202,891 thousand for 2008, 224,168 thousand for 2009 and 243,225 thousand for 2010.

(4)	The calculation of dividends per share represents the weighted average dividends paid per share.

(5)	See Note 38 to the Consolidated Financial Statements for reconciliation to U.S. GAAP.

(6)	In December 2007, the Financial Accounting Standard Board issued and amended an accounting standard that requires that the noncontrolling interest in the equity of a subsidiary be accounted for and reported as equity in consolidated financial statements. With the adoption of the amended standard, net income attributable to noncontrolling interests is included in net income. We retrospectively adopted the presentation and disclosure requirements of the standard for all of the financial statements and information included herein on January 1, 2009.

(7)	“Working capital” means current assets minus current liabilities.

(8)	Including public telephones.

Exchange Rate Information

The following table sets out information concerning the market average exchange rate for the periods and dates indicated.

Period	At End of Period	Average Rate (1)	High	Low
	(Won per US$1.00)
2006	929.6	956.1	1,013.0	918.0
2007	938.2	929.2	950.0	902.2
2008	1,257.5	1,102.6	1,509.0	934.5
2009	1,167.6	1,276.4	1,573.6	1,152.8
2010	1,138.9	1,156.3	1,261.5	1,104.0
December	1,138.9	1,147.6	1,164.9	1,133.6
2011 (through June 28)	1,086.7	1,102.2	1,138.9	1,066.8
January	1,114.3	1,120.1	1,138.9	1,112.2
February	1,127.9	1,118.1	1,127.9	1,104.4
March	1,107.2	1,122.5	1,137.6	1,107.2
April	1,072.3	1,086.8	1,100.1	1,072.3
May	1,080.6	1,083.5	1,096.3	1,066.8
June (through June 28)	1,086.7	1,081.4	1,088.9	1,075.0

Source: Seoul Money Brokerage Services, Ltd.

(1)	The average rate for each full year is calculated as the average of the market average exchange rates on the last business day of each month during the relevant year. The average rate for a full month is calculated as the average of the market average exchange rates on each business day during the relevant month (or portion thereof).

Our monetary assets and liabilities denominated in foreign currency are translated into Won at the market average exchange rate announced by Seoul Money Brokerage Services, Ltd. on the balance sheet dates, which were, for U.S. dollars, (Won)1,257.5 to US$1.00, (Won)1,167.6 to US$1.00 and (Won)1,138.9 to US$1.00 at December 31, 2008, 2009 and 2010, respectively.

Our consolidated financial statements are expressed in Won and, solely for the convenience of the reader, the consolidated financial statements as of and for the year ended December 31, 2010 have been translated into United States dollars at the rate of (Won)1,138.9 to US$1.00, the market average exchange rate announced by Seoul Money Brokerage Services, Ltd. and in effect on December 31, 2010.

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

Competition in the telecommunications sector in Korea is intense. In recent years, business combinations in the telecommunications industry have significantly changed the competitive landscape of the Korean telecommunications industry. In particular, SK Telecom Co., Ltd. (or SK Telecom) acquired a controlling stake in Hanarotelecom Incorporated in 2008, which was renamed SK Broadband Co., Ltd. (or SK Broadband). The acquisition enables SK Telecom to provide fixed-line telecommunications, broadband Internet access and Internet television (or IP-TV) services together with its mobile telecommunications services. On January 1, 2010, LG Dacom Corporation (or LG Dacom) and LG Powercom Co., Ltd. (or LG Powercom) merged into LG Telecom Co., Ltd., which subsequently changed its name to LG U+. The merger enables LG U+ to provide a similar range of services as SK Telecom and us. Our inability to adapt to such changes in the competitive landscape could have a material adverse effect on our business, financial condition and results of operations.

Mobile Service. We provide mobile services based on Code Division Multiple Access (or CDMA) technology and Wideband Code Division Multiple Access (or W-CDMA) technology. Competitors in the mobile telecommunications service industry are SK Telecom and LG U+. We had a market share of 31.6% as of December 31, 2010, making us the second largest mobile telecommunications service provider. SK Telecom had a market share of 50.6% as of December 31, 2010.

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

Fixed-line Telephone Services. Before December 1991, we were the sole provider of local, domestic long-distance and international long-distance telephone services in Korea. Since then, various competitors have entered the local, domestic long-distance and international long-distance telephone service markets in Korea, which have eroded our market shares. LG U+ and SK Broadband currently provide local, domestic long-distance and international long-distance telephone services. In addition, Onse Telecom Corporation and SK Telink, Inc. currently provide domestic long-distance and international long-distance telephone services. Starting in 1998, specific service providers, such as Internet phone service providers, voice resellers and call-back service providers, also began offering international long-distance service in Korea. While we offer our own Internet phone service, the entry of these and other potential competitors into the local, domestic long-distance and international long-distance telephone service markets has had and may continue to have a material adverse effect on our revenues and profitability from these businesses. As of December 31, 2010, we had a market share in local telephone service of 86.3% and a market share in domestic long distance service of 82.2%. Further increase in competition may decrease our market shares in such businesses.

Internet Services. The Korean broadband Internet access service market has experienced significant growth in the past decade. SK Broadband (formerly Hanarotelecom) entered the broadband market in 1999 offering both Hybrid Fiber Coaxial (or HFC) and Asymmetric Digital Subscriber Line (or ADSL) services. We also began offering broadband Internet access service in 1999, followed by Dreamline, Onse and LG U+. In recent years, numerous cable television operators have also begun to offer HFC-based services at rates lower than ours. We had a market share of 43.1% as of December 31, 2010. As a result of having to compete with a number of competitors and the maturing of the Internet access service market, we currently encounter, and we expect to encounter, pressure to increase marketing expenses in the future.

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

Failure to renew existing bandwidth spectrum, acquire adequate additional bandwidth spectrum or use our bandwidth efficiently may adversely affect our mobile telecommunications business and results of operations.

One of the principal limitations on a wireless network’s subscriber capacity is the amount of bandwidth spectrum allocated to the service provider. Our current right to use 40 MHz of bandwidth in the 1.8 GHz spectrum is scheduled to expire at the end of June 2011. We have applied to the Korea Communications Commission to allocate back to us 20 MHz of bandwidth in the 1.8 GHz spectrum, for which we expect to pay a usage fee if reallocated to us. In addition, the Korea Communications Commission allocated 20 MHz of bandwidth in the 900 MHz spectrum to us, which will become effective on July 1, 2011. We expect to pay a portion of the actual sales generated from using the bandwidth in the 900 MHz spectrum during the license period of 10 years as a usage fee for the bandwidth, as well as a portion of expected sales as determined by the Korea Communications Commission at the time of allocation. In June 2011, the Korea Communications Commission announced its plan to auction in August 2011 the right to use 20 MHz of bandwidth in the 1.8 GHz spectrum that we are scheduled to relinquish at the end of June 2011, 10 MHz of additional bandwidth in the 800 MHz spectrum and 20 MHz of additional bandwidth in the 2.1 GHz spectrum. According to the plan, a maximum of 20 MHz of bandwidth may be sold to a single service provider, and SK Telecom and we are prohibited from bidding for the 20 MHz bandwidth in the 2.1 GHz spectrum. If we are allocated the bandwidths in the 800 MHz or the 1.8 GHz spectrums, we expect to pay usage fees for such bandwidths. The growth of our mobile telecommunications business and the increase in usage of wireless data transmission services have been significant factors in the increased utilization of our bandwidth, since wireless data applications are generally more bandwidth-intensive than voice services. The current trend of increasing data transmission use and the increasing sophistication of multimedia contents are likely to put additional strain on the bandwidth capacity of mobile service providers. In the event we are unable to maintain sufficient bandwidth capacity by renewing existing bandwidth spectrum, receiving additional bandwidth allocation, or cost-effectively implementing technologies that enhance bandwidth usage efficiency, our subscribers may perceive a general decrease in quality of mobile telecommunications services. No assurance can be given that bandwidth constraints will not adversely affect the growth of our mobile telecommunications business.

Termination of our second generation Personal Communications Service (or 2G PCS) services may pose risks to us.

We have been providing our 2G PCS services based on CDMA wireless network standards through our 40 MHz bandwidth in the 1.8 GHz spectrum, which allocation is expected to terminate at the end of June 2011. As part of our decision to apply for reallocation, we have applied to the Korea Communications Commission to terminate our existing 2G PCS services, which we expect to be able to terminate in the second half of 2011. Accordingly, our existing 2G PCS subscribers must either convert to our W-CDMA services or switch to other telecommunications companies. As of December 31, 2010, there were 1,393 thousand subscribers of our 2G PCS services. We are offering benefits such as substantial discounts on W-CDMA-compatible handsets and monthly subscription fees starting in March 2011 to encourage our existing subscribers to switch to our W-CDMA services. However, there can be no assurance that we will not incur reputational damage from terminating our 2G PCS services, such termination will not lead to a material decrease in the number of our mobile subscribers, or complaints and other potential actions of our 2G PCS subscribers will not adversely affect our business, financial condition and results of operations.

Introduction of new services poses challenges and risks to us.

The telecommunications industry is characterized by continual advances and improvements in telecommunications technology, and we have been continually researching and implementing technology upgrades and additional telecommunication services to maintain our competitiveness. For example, in March 2005, we acquired a license to provide wireless broadband Internet access (or WiBro) service for (Won)126 billion, and commercially launched our service in June 2006. We completed the upgrade of our 4G WiBro network and expanded our WiBro service coverage to 82 cities nationwide and major highways as of March 2011, which we believe will allow us to provide WiBro services at speeds that are approximately three times faster than our previous 3G network at a lower cost, and had approximately 377 thousand subscribers as of December 31, 2010. In addition, we are currently upgrading our broadband network to enable FTTH connection, which enhances downstream speed and connection quality. FTTH is a telecommunication architecture in which a communication path is provided over optical fiber cables extending from the telecommunications operator’s switching equipment to the boundary of home or office. FTTH uses fiber optic cable, which is able to carry a high-bandwidth signal for longer distances without degradation. FTTH enables us to deliver enhanced products and services that require high bandwidth, such as IP-TV service and delivery of other digital media content. No assurance can be given that our new services will gain broad market acceptance such that we will be able to derive revenues from such services to justify the license fee, capital expenditures and other investments required to provide such services.

Disputes with our labor union may disrupt our business operations.

In the past, we have experienced opposition from our labor union for our strategy of restructuring to improve our efficiency and profitability by disposing of non-core businesses and reducing our employee base. Although we have not experienced any significant labor disputes or unrests in recent years, there can be no assurance that we will not experience labor disputes or unrests in the future, including expanded protests and strikes, which could disrupt our business operations and have an adverse effect on our financial condition and results of operations.

We also negotiate collective bargaining agreements every two years with our labor union and annually negotiate a wage agreement. Our current collective bargaining agreement expires on May 23, 2013. Although we have been able to reach collective bargaining agreements and wage agreements with our labor union in recent years, there can be no assurance that we will not experience labor disputes and unrests resulting from disagreements with the labor union in the future.

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

Under current Government regulations, if a network service provider has the largest market share for a specified type of service and its revenue from that service for the previous year exceeds a specific revenue amount set by the Korea Communications Commission, it must obtain prior approval from the Korea Communications Commission for the rates and the general terms for that service. Each year the Korea Communications Commission designates service providers the rates and the general terms of which must be approved by the Korea Communications Commission. In recent years, the Korea Communications Commission has so designated us for local telephone service and SK Telecom for mobile service, and the Korea Communications Commission, in consultation with the Ministry of Strategy and Finance, currently approves rates charged by us and SK Telecom for such services. In June 2011, SK Telecom announced tariff reduction measures, including a reduction of the monthly fee by (Won)1,000 for every subscriber, an exemption of usage charges for short text message service, or SMS, up to 50 messages per month and the introduction of flexible service plans for smartphone users. The Korea Communications Commission currently does not regulate our domestic long-distance, international long-distance, broadband internet access and mobile service rates, but the inability to freely set our local telephone service rates may hurt profits from such business and impede our ability to compete effectively against our competitors. See “Item 4. Information on the Company—Item 4.B. Business Overview—Regulation—Rates.” The form of our standard agreement for providing local network service and each agreement for interconnection with other service providers are also subject to approval by the Korea Communications Commission.

The Government also sets the policies regarding the use of radio frequencies and allocates the spectrum of radio frequencies used for wireless telecommunications. On April 29, 2010, the Korea Communications Commission announced its decision to allocate 20 MHz of bandwidth in the 900 MHz spectrum to us, 20 MHz of bandwidth in the 800 MHz spectrum to LG U+ (consisting of 15 MHz of bandwidth that is scheduled to be relinquished by SK Telecom by the end of June 2011 following expiration of its license period and 5 MHz of currently unused bandwidth) and 20 MHz of bandwidth in the 2.1 GHz spectrum to SK Telecom, which SK Telecom began using in June 2010. New allocations of bandwidth to us and LG U+ will become effective on July 1, 2011. We expect to pay a portion of the actual sales generated from using the bandwidth in the 900 MHz spectrum during the license period of 10 years as a usage fee for the bandwidth, as well as a portion of expected sales as determined by the Korea Communications Commission at the time of allocation. In June 2011, the Korea Communications Commission announced its plan to auction in August 2011 the right to use 20 MHz of bandwidth in the 1.8 GHz spectrum that we are scheduled to relinquish at the end of June 2011, 10 MHz of additional bandwidth in the 800 MHz spectrum and 20 MHz of additional bandwidth in the 2.1 GHz spectrum. According to the plan, a maximum of 20 MHz of bandwidth may be sold to a single service provider, and SK Telecom and we are prohibited from bidding for the 20 MHz bandwidth in the 2.1 GHz spectrum. If we are allocated the bandwidths in the 800 MHz or the 1.8 GHz spectrums, we expect to pay usage fees for such bandwidths. The new allocations of bandwidth could increase competition among wireless service providers, which may have an adverse effect on our business.

We also plan to put more focus on the Internet protocol (or IP) media market, and we began offering IP-TV service on November 17, 2008. IP-TV is a service which combines video-on-demand services with real-time high definition broadcasting via broadband networks. The Korea Communications Commission has the authority to regulate the IP media market, including IP-TV services. Under the Internet Multimedia Broadcasting Business Act, anyone intending to engage in the IP media broadcasting business must obtain a license from the Korea Communications Commission, and anyone intending to engage in the broadcasting of certain contents must obtain additional approval of the Korea Communications Commission. In addition, KT Skylife Co. (formerly Korea Digital Satellite

Broadcasting Co., Ltd.), which became our consolidated subsidiary starting in 2011, offers satellite TV services, which may also be packaged with our IP-TV services. KT Skylife is also subject to the regulation of the Korea Communications Commission pursuant to the Korea Broadcasting Act.

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

In the past, allegations that serious health risks may result from the use of wireless telecommunications devices or other transmission equipment have adversely affected share prices of some wireless telecommunications companies in the United States. In May 2011, the International Agency for Research on Cancer (“IARC”) announced that it has classified radiofrequency electromagnetic fields associated with wireless phone use as possibly carcinogenic to humans, based on an increased risk for glioma, a malignant type of brain cancer. The IARC is part of the World Health Organization that conducts research on the causes of human cancer and the mechanisms of carcinogenesis, and aims to develop scientific strategies for cancer control. We cannot assure you that such health concerns will not adversely affect our business. Several class action and personal injury lawsuits have been filed in the United States against several wireless phone manufacturers and carriers, asserting product liability, breach of warranty and other claims relating to radio transmissions to and from wireless phones. Certain of these lawsuits have been dismissed. We could be subject to liability or incur significant costs defending lawsuits brought by our subscribers or other parties who claim to have been harmed by or as a result of our services. In addition, the actual or perceived risk of wireless telecommunications devices could have an adverse effect on us by reducing our number of subscribers or our usage per subscriber.

Depreciation of the value of the Won against the Dollar and other major foreign currencies may have a material adverse effect on the results of our operations and on the prices of our securities.

Substantially all of our revenues are denominated in Won. Depreciation of the Won may materially affect the results of our operations because, among other things, it causes an increase in the amount of Won required by us to make interest and principal payments on our foreign-currency-denominated debt, the costs of telecommunications equipment that we purchase from overseas sources, net settlement payments to foreign carriers and administrations and certain payments related to our derivative instruments entered into for foreign exchange risk hedging purposes. Of the (Won)7,248 billion total principal amount of long-term debt (excluding current portion) outstanding as of December 31, 2010, (Won)2,188 billion was denominated in foreign currencies with an average weighted interest rate of 4.70%. The interest rates of such long-term debt denominated in foreign currencies ranged from 0.77% (for US$100 million notes with a floating interest rate of three month London Interbank Offered Rate plus 0.47%) to 16.50% (for Uzbekistani Som 2,259,000 (approximately US$1.4 million) fixed rate notes issued by East Telecom, our subsidiary located in Uzbekistan). See “Item 3. Key Information—Item 3.A. Select Financial Data—Exchange Rate Information”, “Item 5. Operating and Financial Review and Prospects—Item 5.B. Liquidity and Capital Resources” and “Item 11. Quantitative and Qualitative Disclosures About Market Risk—Interest Rate Risk.”

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

Substantially all of our operations, customers and assets are located in Korea. Accordingly, the performance and successful fulfillment of our operational strategies are necessarily dependent on the overall Korean economy and the resulting impact on the demand for telecommunications services. The economic indicators in Korea in recent years have shown mixed signs of growth and uncertainty, and future growth of the economy is subject to many factors beyond our control.

The Korean economy is closely tied to, and is affected by developments in, the global economy. Recent difficulties affecting the U.S. and global financial sectors, adverse conditions and volatility in the worldwide credit and financial markets, fluctuations in oil and commodity prices and the general weakness of the U.S. and global economy have increased the uncertainty of global economic prospects in general and have adversely affected, and may continue to adversely affect, the Korean economy. Due to recent liquidity and credit concerns and volatility in the global financial markets, the value of the Won relative to the Dollar has also fluctuated significantly in recent years. Furthermore, as a result of adverse global and Korean economic conditions, there has been continuing volatility in the stock prices of Korean companies. While the rate of deterioration of the global economy slowed in the second half of 2009, with some signs of stabilization and improvement in 2010, the overall prospects for the Korean and global economy in 2011 and beyond remain uncertain. Any future deterioration of the Korean or global economy could adversely affect our business, financial condition and results of operations.

Developments that could have an adverse impact on Korea’s economy in the future include:

•

difficulties in the housing and financial sectors in the United States and elsewhere and increased sovereign default risks in select countries and the resulting adverse effects on the global financial markets;

•	declines in consumer confidence and a slowdown in consumer spending;

•

adverse changes or volatility in foreign currency reserve levels, commodity prices, exchange rates (including fluctuation of the Dollar or Japanese Yen exchange rates or revaluation of the Chinese renminbi), interest rates, inflation rates or stock markets;

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

•

a decrease in tax revenues and a substantial increase in the Korean government’s expenditures for fiscal stimulus measures, unemployment compensation and other economic and social programs that, together, would lead to an increased government budget deficit;

•	financial problems or lack of progress in the restructuring of Korean conglomerates, other large troubled companies, their suppliers or the financial sector;

•	loss of investor confidence arising from corporate accounting irregularities and corporate governance issues at certain Korean conglomerates;

•	geo-political uncertainty and risk of further attacks by terrorist groups around the world;

•	the occurrence of severe health epidemics in Korea and other parts of the world;

•	deterioration in economic or diplomatic relations between Korea and its trading partners or allies, including deterioration resulting from trade disputes or disagreements in foreign policy;

•	political uncertainty or increasing strife among or within political parties in Korea;

•	hostilities or political or social tensions involving oil producing countries in the Middle East and North Africa and any material disruption in the supply of oil or increase in the price of oil;

•

the occurrence of severe earthquakes, tsunamis and other natural disasters in Korea and other parts of the world, particularly in trading partners (such as the March 2011 earthquake in Japan, which also resulted in the release of radioactive materials from a nuclear plant that had been damaged by the earthquake); and

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

In addition to conducting test flights of long-range missiles, North Korea announced in October 2006 that it had successfully conducted a nuclear test, which increased tensions in the region and elicited strong objections worldwide. In May 2009, North Korea announced that it had successfully conducted a second nuclear test and test-fired three short-range surface-to-air missiles. In response, the United Nations Security Council unanimously passed a resolution in June 2009 that condemned North Korea for the nuclear test and decided to expand and tighten sanctions against North Korea. In March 2010, a Korean warship was destroyed by an underwater explosion, killing many of the crewmen on board. The government formally accused North Korea of causing the sinking in May 2010, and North Korea has denied responsibility for the sinking and has threatened retaliation for any attempt to punish it for the act. On November 23, 2010, North Korean forces fired more than one hundred artillery shells targeting Yeonpyeong Island located near the maritime border between Korea and North Korea on the west coast of the Korean peninsula, killing two Korean soldiers and two civilians as well as causing substantial property damage. Korea responded by firing approximately 80 artillery shells and putting the military on its highest alert level. The Government condemned North Korea for the act and vowed stern retaliation should there be further provocation.

In addition, there recently has been increased uncertainty with respect to the future of North Korea’s political leadership and concern regarding its implications for political stability in the region. On September 28, 2010, Kim Jong-il, the North Korean ruler who reportedly suffered a stroke in August 2008, named Kim Jong-un, his third son who is reported to be in his twenties, as the vice chairperson of the Central Military Commission and the general of the North Korean army. Although Kim Jong-il has designated his son to be his successor, the implementation of the succession plan remains uncertain. North Korea’s economy also faces severe challenges. In November 2009, the North Korean government redenominated its currency at a ratio of 100 to 1 as part of a currency reform undertaken in an attempt to control inflation and reduce income gaps. Such developments may further aggravate social and political tensions within North Korea.

Reunification of the two Koreas could occur in the future. Reunification may entail a significant economic commitment by Korea. In President Lee Myung Bak’s national address on August 15, 2010, he suggested the possible adoption of a reunification tax in order to prepare for long-term economic burden associated with reunification. Such discussions on reunification are very preliminary, and it has not been decided whether or when such tax would be implemented. If a reunification tax is implemented, it may lead to a decrease in domestic consumption, which in turn may have a material adverse effect on the Korean economy. In addition, there can be no assurance that the level of tension on the Korean peninsula will not escalate in the future. Any further increase in tension, which may occur, for example, if North Korea experiences a leadership crisis, high-level contacts between Korea and North Korea break down or military hostilities occur, could have a material adverse effect on our business, financial condition and results of operations.

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

Korean GAAP differs in significant respects from accounting standards applicable in certain other countries, including U.S. GAAP and the International Financial Reporting Standards.

Our financial statements included in this annual report are prepared in accordance with Korean GAAP and reconciled to U.S. GAAP. Korean GAAP differs in significant respects from accounting standards applicable in certain other countries, including U.S. GAAP. See “Item 5. Operating and Financial Review and Prospects—Item 5.B. Liquidity and Capital Resources—U.S. GAAP Reconciliation” and “—Recent Accounting Pronouncements in U.S. GAAP” and Note 38 to Consolidated Financial Statements.

In March 2007, the Financial Services Commission and the Korea Accounting Institute announced a road map for the adoption of the Korean equivalent of International Financial Reporting Standards (“Korean IFRS”), pursuant to which all listed companies in Korea, including us, will be required to prepare their annual financial statements beginning in 2011 that differ in certain respects from International Financial Reporting Standards (“IFRS”) applied in other countries.

In preparation of such adoption, we began preparing our internal financial statements under both Korean GAAP and Korean IFRS starting in January 2010. Beginning in 2011, we have discontinued reporting under Korean GAAP with reconciliation to U.S. GAAP and instead have commenced reporting under Korean IFRS and we also plan to release annual financial statements prepared pursuant to IFRS as issued by the International Accounting Standards Board, or IASB. Although our accounting department is currently analyzing the effects of adopting IFRS on our annual financial statements, it is not possible to estimate with any degree of certainty the exact impact on our annual financial statements from such adoption because the IFRS accounting policies to be adopted by us for such financial statements have not been finalized. Accordingly, there can be no assurance that the adoption of IFRS will not adversely affect our reporting results of operations or financial condition.

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

Item 4.B.  Business Overview

We are the leading telecommunications service provider in Korea and one of the largest and most advanced in Asia. As an integrated telecommunications service provider, our principal services include:

•	mobile telecommunications services;

•	telephone services, including local, domestic long-distance and international long-distance fixed-line and VoIP telephone services and interconnection services to other telecommunications companies;

•	broadband Internet access service and other Internet-related services, including IP-TV services; and

•	various other services, including leased line service and other data communication service, satellite service and information technology and network services such as cloud computing services.

Leveraging on our dominant position in the fixed-line telephone services market and our established customer base in Korea, we have successfully pursued new growth opportunities during the past decade and obtained strong market positions in each of our principal lines of business. In particular:

•	in the mobile services market in Korea, we achieved a market share of 31.6% with approximately 16.0 million subscribers as of December 31, 2010;

•

in the fixed-line telephone services market in Korea, we continue to be the dominant provider with approximately 25.5 million installed lines, of which 16.6 million lines were in service as of December 31, 2010. As of such date, our market share of the local market was 86.3% and our market share of the domestic long-distance market was 82.2%;

•	we are Korea’s largest broadband Internet access provider with 7.4 million subscribers as of December 31, 2010, representing a market share of 43.1%; and

•	we are also the leading provider of data communication services in Korea.

For the year ended December 31, 2010, under Korean GAAP, our operating revenues were (Won)21,331 billion, our net income was (Won)1,193 billion and our basic net income per share was (Won)4,803. As of December 31, 2010, our total shareholders’ equity was (Won)11,496 billion.

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

•

Home Customer Group. We aim to offer a one-stop-shop that satisfies various information technology and telecommunications needs of a household. In 2010, we launched a new brand “olleh” to promote our bundled products, which include broadband Internet access service, IP-TV service, Internet phone service and fixed-line telephone service. We aim to differentiate ourselves from our competitors by providing broadband Internet access service using high-speed fiber-to-the-home (or FTTH) connection and offering Internet phone service with value-added features such as video communication, short message service and phone banking. We also began offering real-time broadcasting service on our IP-TV service starting in November 2008.

•

Personal Customer Group. Our Personal Customer Group focuses on expanding our wireless data communication business to meet the rising demand for broadband Internet access using advanced wireless data communications devices such as smart phones. We are working closely with handset manufacturers to expand our offerings of smart phones and handsets designed to promote convergence of fixed-line and mobile telecommunications services, as well as promote development of various applications for such devices. In line with this strategy, we began offering Apple’s iPhone for the first time in Korea on November 28, 2009 and have expanded our offerings of smart phones from other mobile handset manufacturers. We believe that our WiBro network, which enables two-way wireless broadband Internet access to portable computers, mobile phones and other portable devices, as well as our extensive wireless LAN networks installed nationwide, enable our subscribers to maximize effective usage of their smart phones. We plan to take advantage of our industry-leading network infrastructure to attract more customers as this market further develops. In addition, we aim to further enhance our position in the mobile telecommunications market by leveraging on our strong brand, nationwide marketing network, competitive data usage rates, call centers dedicated to smart phone users, creative marketing strategies that address our potential customers’ needs and ability to bundle various mobile and fixed-line services. We also plan to further expand our contents and applications for smart phone users and mobile data users by cooperating with application developers in Korea and abroad, in order to further solidify our position as a leader in the convergence market.

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

The Telecommunications Industry in Korea

The Korean telecommunications industry is one of the most developed in Asia. According to the Korea Communications Commission, the number of mobile subscribers in Korea was 50.8 million and the number of broadband Internet access subscribers in Korea was 17.2 million as of December 31, 2010. As of December 31, 2010, the mobile penetration rate, which is calculated by dividing the number of mobile subscribers (including multiple counting of those who subscribe to more than one mobile service) by the population of Korea, was 103.9%, and the broadband Internet penetration rate, which is calculated by dividing the number of broadband Internet access service subscribers (including multiple counting of those who subscribe to more than one broadband Internet access service) by the number of households in Korea, was 100.4%.

Mobile Telecommunications Service Market

The Korean cellular market was formally established in 1984 when SK Telecom, formerly Korea Mobile Telecom, became the first mobile telephone operator in Korea. SK Telecom remained the only cellular operator in Korea until Shinsegi Telecom began service in 1994. In order to encourage further market growth and competition, the Ministry of Information and Communication awarded three PCS licenses in June 1996. KTF was awarded a license alongside LG U+ and Hansol M.com, and commercial PCS service was launched in October 1997.

Since the introduction of three new operators in 1997, the Korean mobile market has undergone consolidation and significant growth. Following SK Telecom’s purchase of a controlling stake in Shinsegi, we acquired a 47.9% interest in Hansol M.com in 2000 and renamed the company KT M.com. KT M.com merged into KTF in May 2001 and Shinsegi merged into SK Telecom in January 2002. On June 1, 2009, KTF merged into KT Corporation, with KT Corporation surviving the merger. KT Corporation, SK Telecom and LG U+ have invested in networks compatible with Evolution-Data Optimized (or EV-DO) handsets that allow subscribers to enjoy 2.5 generation high speed wireless data services. KT Corporation and SK Telecom also offer third-generation, high-capacity HSDPA-based IMT-2000 wireless Internet and video multimedia communications services that use significantly greater bandwidth capacity.

The table below gives the subscription and penetration information of the mobile telecommunications industry for the periods indicated:

	As of December 31,
	2006	2007	2008	2009	2010
Total Korean Population (1)	48,378	48,457	48,607	48,747	48,875
Mobile Subscribers (2)	40,197	43,498	45,607	47,944	50,767
Mobile Subscriber Growth Rate	4.8%	8.2%	4.9%	5.1%	5.9%
Mobile Penetration (3)	83.1%	89.8%	93.8%	98.4%	103.9%

(1)	In thousands, based on population trend estimates by the National Statistical Office of Korea.

(2)	In thousands, based on information announced by the Korea Communications Commission.

(3)	Penetration is determined by dividing mobile subscribers by total Korean population.

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

In recent years, broadband Internet access service providers and mobile telecommunications service providers have focused their attention to provide wireless Internet connection capabilities. They have introduced wireless LAN service with speeds of up to 155 Mbps, which is designed to integrate fixed-line and wireless services by offering high speed wireless Internet access to laptops, PDAs and smart phones in hot-spot zones and at home. Some service providers have also developed wireless Internet networks to provide WiBro service, which enables two-way wireless broadband Internet access to portable computers, mobile phones and other portable devices at a speed averaging 3 Mbps.

Our Services

Mobile Service

We provide mobile services based on CDMA technology and W-CDMA technology. Prior to the merger of KTF into KT Corporation, we provided such services through KTF, which was formerly a consolidated subsidiary. On June 1, 2009, KTF merged into KT Corporation, with KT Corporation surviving the merger, with the objective of maximizing management efficiencies of our fixed-line and mobile telecommunications operations as well as more effectively responding to the convergence trends in the telecommunications industry. KTF obtained one of the three licenses to provide nationwide PCS service in June 1996 and began offering PCS service in October 1997. PCS service is a digital wireless telephone and data transmission system based on CDMA wireless network standards that uses portable handsets with long battery life to communicate via low-power antennae. KTF also began offering HSDPA-based IMT-2000 services, which are third-generation, high-capacity wireless Internet and video multimedia communications services based on W-CDMA wireless network standards that allow an operator to provide to its subscribers significantly more bandwidth capacity.

We have been providing our 2G PCS services based on CDMA wireless network standards through our 40 MHz bandwidth in the 1.8 GHz spectrum, which allocation is scheduled to terminate at the end of June 2011. As part of our decision to apply for reallocation, we have applied to the Korea

Communications Commission to terminate our existing 2G PCS services, which we expect to be able to terminate in the second half of 2011. Accordingly, our existing 2G PCS subscribers must either convert to our W-CDMA services or switch to other telecommunications companies. As of December 31, 2010, there were 1,393 thousand subscribers of our 2G PCS services. We are offering benefits such as substantial discounts on W-CDMA-compatible handsets and monthly subscription fees to encourage our existing subscribers to switch to our W-CDMA services.

Revenues related to mobile service accounted for 33.2% of our operating revenues in 2010. In addition, our goods sold, which are primarily from mobile handset sales, accounted for 20.6% of our operating revenues in 2010. The following table shows selected information concerning the usage of our network during the periods indicated and the number of our subscribers as of the end of such periods:

	As of or for the Year Ended December 31,
	2008		2009		2010
Outgoing Minutes (in millions) (1)		28,960		30,714		34,570
Average Monthly Outgoing Minutes per Subscriber (1) (2)		168		173		184
Average Monthly Revenue per Subscriber (1) (3)	(Won)	39,487	(Won)	36,241	(Won)	36,801
Number of Subscribers (in thousands)		14,365		15,016		16,041

(1)	Prior to the merger of KTF into KT Corporation on June 1, 2009, we maintained an air-time reselling arrangement with KTF where we billed directly to our resale subscribers for their usage of KTF’s mobile networks and collected all fees and charges relating to such usage. Such amounts related to resale subscribers are not included in our calculation of outgoing minutes and average monthly outgoing minutes and revenue per subscriber in 2008. In 2009 and 2010, we have included such amounts related to resale subscribers in these calculations.

(2)	The average monthly outgoing minutes per subscriber is computed by dividing the total minutes of usage for the period by the weighted average number of subscribers for the period and dividing the quotient by the number of months in the period. The weighted average number of subscribers is the sum of the total number of subscribers at the end of each month divided by the number of months in the period.

(3)	The average monthly revenue per subscriber is computed by dividing initial activation fees, total monthly fees, usage charges, interconnection fees and value-added service fees for the period by the weighted average number of subscribers and dividing the quotient by the number of months in the period.

We compete with SK Telecom, a mobile service provider that has a longer operating history than us, and LG U+ that began its service at around the same time as KTF. As of December 31, 2010, we had approximately 16.0 million subscribers, which was second largest among the three mobile service providers. As of December 31, 2010, we had a market share of 31.6% of the mobile service market.

We market our mobile services primarily through independent exclusive dealers located throughout Korea. As of December 31, 2010, there were approximately 2,200 shops managed by our independent exclusive dealers. In addition to assisting new subscribers to activate mobile service and purchase handsets, authorized dealers are connected to our database and are able to assist customers with account information. Although most of these dealers sell exclusively our products and services, sub-dealers hired by exclusive dealers may sell products and services offered by other mobile telecommunications service providers. Authorized dealers are entitled to a commission for each new subscriber registered, as well as ongoing commissions for the first five years based primarily on the subscriber’s monthly fee, usage charges and length of subscription. The handsets sold by us to the dealers cannot be returned to us unless they are defective. If a handset is defective, it may be exchanged for a new one within 14 days from the date of purchase.

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

Telephone Services

Fixed-line Telephone Services. We utilize our extensive nationwide telephone network to provide fixed-line telephone services, which consist of local, domestic long-distance, international long-distance services and land-to-mobile interconnection services. These fixed-line telephone services accounted for 20.1% of our operating revenues in 2010. Our telephone network includes exchanges, long-distance transmission equipment and fiber optic and copper cables. The following table gives some basic measures of the development of our telephone system:

	As of or for the Year Ended December 31,
	2006	2007	2008	2009	2010
Total Korean population (thousands) (1)	48,378	48,457	48,607	48,747	48,875
Lines installed (thousands) (2)	26,838	26,671	26,008	25,907	25,524
Lines in service (thousands) (2)	20,331	19,980	18,883	17,069	16,620
Lines in service per 100 inhabitants (3)	42.0	41.2	38.8	35.0	34.0
Fiber optic cable (kilometers)	212,715	267,421	312,232	405,528	448,328
Number of public telephones installed (thousands)	218	185	161	144	123
Domestic long-distance call minutes (millions) (4) (5)	14,769	13,375	11,591	9,526	7,318
Local call pulses (millions) (4)	16,182	14,676	12,449	8,406	7,973

(1)	Based on population trend estimates by the National Statistical Office of Korea.

(2)	Including lines used for public telephones but excluding lines dedicated to centralized extension system services for corporate subscribers.

(3)	Determined based on lines in service and total Korean population.

(4)	Excluding calls placed from public telephones.

(5)	Estimated by KT Corporation.

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

The following table shows the number of minutes of international long-distance calls recorded by us and specific service providers utilizing our international long-distance network in each specified category for each year in the five-year period ended December 31, 2010:

	Year Ended December 31,
	2006	2007	2008	2009	2010
	(In millions of billed minutes)
Incoming international long-distance calls	519.4	627.4	603.7	442.2	523.5
Outgoing international long-distance calls	400.9	431.4	398.1	325.9	325.1

Total	920.3	1,058.8	1,001.8	768.1	848.7

China (18.5%), United States (17.0%) and Japan (16.8%) accounted for the greatest percentage of our international long-distance call traffic measured in minutes in 2010. In recent years, the volume of our incoming calls exceeded the volume of our outgoing calls. The agreed settlement rate is applied to the call minutes to determine the applicable net settlement payment.

Interconnection. Under the Telecommunications Business Act, we are required to permit other service providers to interconnect to our fixed-line network. Currently, the principal users of this interconnection capacity include SK Broadband and LG U+ (offering local, domestic long-distance and international long-distance services), Onse and SK Telink (offering international and domestic long-distance services), and SK Telecom and LG U+ (transmitting calls to and from their mobile networks). We expect that interconnection revenues and payments will remain important for our results of operations. In recent years, revenues from a landline user for a call initiated by a landline user to a mobile service subscriber (land-to-mobile interconnection) have become a significant portion of our results of operations, accounting for 4.5% of our operating revenues in 2010. We recognize as land-to-mobile interconnection revenue the entire amount of the usage charge collected from the landline user and recognize as an expense the amount of interconnection charge paid to the mobile service provider.

Internet phone services. The volume of calls made through Internet phone services has significantly increased since Internet phone service was first introduced in Korea in 1998. We provide Internet phone services that enable VoIP phone devices with broadband connection to make domestic and international calls. In order to differentiate our Internet phone services from our competitors’ services, we provide value-added services such as video communication, short message service, phone banking and a variety of traffic and local news information. As of December 31, 2010, we had approximately 2.7 million subscribers.

Internet Services

Broadband Internet Access Service. Leveraging on our nationwide network of 448,328 kilometers of fiber optic cable network, we have achieved a leading market position in the broadband Internet access market in Korea. We believe we have a competitive advantage over other broadband Internet access service providers because, unlike our competitors, we can utilize our existing networks nationwide to provide broadband Internet access service. Our broadband Internet access service accounted for 9.1% of our operating revenues in 2010. Our principal Internet access services include:

•	ADSL, VDSL, Ethernet and FTTH services under the “olleh Internet” brand name;

•

wireless LAN service under the “ollehWiFi” brand name, which is designed to integrate fixed-line and wireless services by offering high speed wireless Internet access to laptops, PDAs and smart phones in hot-spot zones and olleh Internet service in fixed-line environments. OllehWiFi enables subscribers to access the Internet at up to 155 Mbps. We sponsored approximately 42,000 hot-spot zones nationwide for wireless connection as of December 31, 2010; and

•	WiBro Internet access service, which enables two-way wireless broadband Internet access to portable computers, mobile phones and other portable devices at a speed averaging 3 Mbps per user.

We had 7.4 million fixed-line olleh Internet subscribers and approximately 266 thousand ollehWiFi service subscribers as of December 31, 2010. We commercially launched our WiBro service in June 2006, and we had approximately 377 thousand subscribers as of December 31, 2010. We also bundle our WiBro service with olleh Internet and ollehWiFi services at a discount in order to attract additional subscribers.

Our olleh Internet service utilizes ADSL technology, which is a technology that converts existing copper twisted-pair telephone lines into access paths for multimedia and high-speed data communications. ADSL transforms the existing public telephone network from one limited to voice, text and low-resolution graphics to a system capable of bringing multimedia to subscriber premises without new cabling. The asymmetric design optimizes the bandwidth by maximizing the downstream speed for downloading information from the Internet. While ADSL technology was commercially introduced after HFC-based technology, it has surpassed HFC to become the prevalent access platform in Korea. VDSL, ADSL-based technology with enhanced downstream speed, became commercialized in July 2002. We are currently upgrading our broadband network to enable FTTH connection, which further enhances downstream speed up to 100 Mbps and connection quality. FTTH is a telecommunication architecture in which a communication path is provided over optical fiber cables extending from the telecommunications operator’s switching equipment to the boundary of home or office. FTTH uses fiber optic cable, which is able to carry a high-bandwidth signal for longer distances without degradation. FTTH enables us to deliver enhanced products and services that require high bandwidth, such as IP-TV service and delivery of other digital media content.

The high-speed downstream rates can reach up to 8 Mbps for ADSL and 100 Mbps for VDSL and FTTH. Downstream rates depend on a number of factors. For a constant wire gauge, the data rate decreases as the length of the copper wire increases. Generally, if the separation between the telephone office and the subscriber is greater than four kilometers, line attenuation is so severe that broadband speeds can no longer be achieved. Approximately 95% of the households subscribing to our basic local telephone service are located within a four kilometer radius of our telephone offices, making our olleh Internet service available to most of the Korean population. Fiber-optic cable used by FTTH, on the other hand, uses laser light to carry signals that travel long distances inside fiber optic cable without degradation.

Other Internet-related Services. Our other Internet-related services focus primarily on providing infrastructure and solutions for business enterprises, as well as IP-TV and network portal services. Our other Internet-related services accounted for 2.9% of our operating revenues in 2010.

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

We also offer high definition video-on-demand and real-time broadcasting IP-TV services under the brand name “olleh TV.” Our IP-TV service offers access to an array of digital media contents, including movies, sports, news, educational programs and TV replay, for a fixed monthly fee. Through a digital set-top box that we rent to our customers, our customers are able to browse the catalog of digital media contents and view selected media streams on their television. A set-top box provides two-way communications on an IP network and decodes video streaming data. We expanded our IP-TV service to include real-time broadcasting on November 17, 2008. We had 2.4 million olleh TV subscribers as of March 31, 2011.

Data Communication Service

Our data communication service involves offering exclusive lines that allow point-to-point connection for voice and data traffic between two or more geographically separate points. As of December 31, 2008, 2009 and 2010, we leased 374,570 lines, 366,191 lines and 303,009 lines to domestic and international businesses. The data communication service accounted for 6.1% of our operating revenues in 2010.

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

We currently operate three satellites, Koreasat 3, Koreasat 5 and Koreasat 6. We launched Koreasat 3 in September 1999. The design life of Koreasat 3 is twelve years, and it will be used to back up the broadcasting services of Koreasat 6 until the end of its fuel life.

We launched Koreasat 5 in August 2006, which replaced Koreasat 2. Koreasat 5, a combined civil and governmental communications satellite, is the first Korean satellite to provide commercial satellite services to neighboring countries, and the service coverage area includes Korea, Japan, Taiwan, the Philippines, the eastern part of China and the far-eastern part of Russia. The design life of Koreasat 5 is fifteen years.

We launched Koreasat 6 (also known as olleh 1) in December 2010 to replace Koreasat 3. The design life of Koreasat 6 is fifteen years. Koreasat 6 began its commercial operation in February 2011 and carries transponders that are used for direct-to-home satellite broadcasting, video distributions and data communications services. Most of the direct-to-home satellite broadcasting transponders are utilized by KT Skylife Co. We also lease satellite capacity from other satellite operators to offer commercial satellite services to both domestic and international customers.

Miscellaneous Services

We also engage in various business activities that extend beyond telephone services and data communications services, including information technology and network services, real estate development and car rental business. Our miscellaneous services accounted for 8.0% of our operating revenues for 2010.

We offer a broad array of integrated information technology and network services to our business customers. Our range of services include consulting, designing, building and maintaining systems and communication networks that satisfy the individual needs of our customers in the public and private sectors.

We own land and real estate in various locations nationwide. Technological developments have enhanced the coverage area of individual telecommunications facilities, which enable us to better utilize our existing land and other real estate holdings. In recent years, we have engaged in the planning and development of commercial and office buildings and condominiums on our unused sites, as well as in the leasing of buildings we own. We established KT Estate Inc. in August 2010 to oversee the planning, development and operation of our real estate assets.

We also operate KT Rental, a subsidiary that provides rental cars and equipment. In March 2010, MBK Partners, a private equity firm, and we jointly acquired Kumho Rent-A-Car Co., Ltd. from Korea Express Inc. for (Won)245 billion, with each taking a 50% stake. Kumho Rent-A-Car was subsequently merged with the car rental business unit of KT Rental on June 1, 2010. KT Rental operated approximately 58,800 vehicles as of December 31, 2010 and has a market share of 22.8% of the domestic car rental market in 2010.

Revenues and Rates

The table below shows the percentage of our revenues derived from each category of services for each of the years from 2008 through 2010:

	Year Ended December 31,
	2008	2009	2010
Mobile services	32.8%	33.8%	33.2%
Fixed-line telephone services:
Local service	14.1	13.6	12.0
Non-refundable service initiation fees	0.1	0.1	0.1
Domestic long-distance service	3.0	2.4	1.8
International long-distance service	2.3	2.0	1.7
Land-to-mobile interconnection	7.1	5.8	4.5

Sub-total	26.6	23.9	20.1

Internet services:
Broadband Internet access service	10.4	9.9	9.1
Other Internet-related services (1)	2.2	2.6	2.9

Sub-total	12.6	12.5	12.0

Goods sold (2)	15.7	17.3	20.6
Data communications service (3)	6.8	6.7	6.1
Miscellaneous services (4)	5.5	5.8	8.0

Operating revenues	100.0%	100.0%	100.0%

(1)	Includes revenues from services provided by our Internet data centers, Bizmeka and olleh TV.

(2)	Includes mobile handset sales.

(3)	Includes revenues from Kornet Internet connection service and satellite services.

(4)	Includes revenues from information technology and network services, real estate development and car rental business.

Mobile Services

We derive revenues from mobile services principally from:

•	initial subscription fees;

•	monthly fees;

•	usage charges for outgoing calls;

•	usage charges for wireless data transmission;

•	contents download fees; and

•	value-added monthly service fees.

We offer various rate plans, including those that offer a specified number of free airtime minutes per month in return for a higher monthly fee and those that are geared toward business customers. In September 2009, we reduced our initial subscription fee for new subscribers by 20% from (Won)30,000 to (Won)24,000. For our HSDPA-based service, we also charge monthly fees, voice calling usage charges and video calling usage charges. Under our standard rate plan for HSDPA-based service, we charge a monthly fee of (Won)12,000, voice calling usage charges of (Won)1.8 per second and video calling usage charges of (Won)3 per second. The following table summarizes charges for our representative HSDPA-based service plans:

	Free Voice Call Airtime Minutes		Free Video Call Airtime Minutes	Monthly Fee
Standard Plan	0		0	(Won)	12,000
SHOW KING Sponsor Gold—Free 150 (1)	150		15		28,500
SHOW KING Sponsor Gold—Free 250 (1)	250		0		35,000
SHOW KING Sponsor Gold—Complete Freedom 150 (1) (2)	150		15		37,000
SHOW KING Sponsor Gold—Free 350 (1)	350		0		45,000
SHOW KING Sponsor Gold—Free 450 (1)	450		0		55,000
SHOW KING Sponsor Gold—Free 650 (1)	650		0		67,000
SHOW KING Sponsor Gold—Free 850 (1)	850		0		75,000
SHOW KING Sponsor Gold—Free 2000 (1)	2,000	(3)	0		97,000

(1)	Requires mandatory subscription period of 24 months.

(2)	Includes free unlimited data usage service.

(3)	Unlimited voice call airtime minutes for calls made to our subscribers.

A subscriber may also subscribe to an individually designed calling rate plan by mixing free voice calling airtime minutes and free text messages at a set monthly fee.

For our PCS service, we charge monthly fees and usage charges. Under our standard rate plan for PCS service, we charge a monthly fee of (Won)12,500 and usage charges of (Won)1.8 per second, and the subscriber is provided with five free minutes. The following table summarizes charges for our representative PCS service plans:

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

In September 2009, we also introduced new rate plans specifically for smart phone users. The following table summarizes charges for our representative smart phone service plans:

	Free Airtime Minutes	Free Data Transmission (1)	Monthly Fee
SHOW Smart Sponsor Free 150 (2)	150	0 megabytes	(Won)	28,500
SHOW Smart Sponsor Free 250 (2)	250	0		35,000
SHOW Smart Sponsor Free 350 (2)	350	0		45,000
SHOW Smart Sponsor Free 450 (2)	450	0		55,000
SHOW Smart Sponsor Free 650 (2)	650	0		67,000
SHOW Smart Sponsor Free 850 (2)	850	0		75,000
SHOW KING Sponsor i—Slim (3)	150	100		35,000
SHOW KING Sponsor i—Lite (3)	200	500		45,000
SHOW KING Sponsor i—Talk (3)	250	100		45,000
SHOW KING Sponsor i—Value (3)	300	Unlimited		55,000
SHOW KING Sponsor i—Medium (3)	400	Unlimited		65,000
SHOW KING Sponsor i—Special (3)	600	Unlimited		79,000
SHOW KING Sponsor i—Premium (3)	800	Unlimited		95,000

(1)	We do not charge for any data transmission in wireless LAN zones. We charge W0.025 per 0.5 kilobyte for any additional data transmission exceeding the free monthly quota.

(2)	Available only to smart phone users who do not use Apple iPhones. We provide discounts of up to 36.7% for mandatory subscription periods ranging from one to three years.

(3)	We provide discounts of up to 38.2% for mandatory subscription periods ranging from one to three years.

We have entered into arrangements with various partners including a leading discount store, a leading online shopping mall, a cosmetics company, oil refinery companies, an operator of cinema complexes, a leading motor company and Korea Railroad Corporation, and we offer subscribers of our mobile service monthly discount coupons, membership points or movie tickets from such partners as promotional gifts.

In December 2010, we also introduced data-only plans targeting tablet PC users, smart-phone users and other special phone users, offering subscription plans for data transmission amounts ranging from 100MB to 4GB at monthly fees ranging from (Won)5,000 to (Won)35,000.

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

We also charge a monthly basic charge ranging from (Won)3,000 to (Won)5,200, depending on location, and a non-refundable service initiation fee of (Won)60,000 to new subscribers. The non-refundable service initiation fee is waived for the new subscribers who subscribe to our local service through our online application process. Until April 2001, we charged refundable service initiation deposits, which were refunded upon termination of service. As of December 31, 2010, we had (Won)616 billion of refundable service initiation deposits outstanding and 2,738 thousand subscribers who are enrolled under the mandatory deposit plan and are eligible to switch to the no deposit plan and receive their service initiation deposit back (less the non-refundable service initial fees).

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

In recent years, we have begun to offer optional flat rate plans, discount plans and bundled product plans in order to mitigate the impact from lower usage of local and domestic long-distance calls and stabilize our revenues from fixed-line telephone services. For a discussion of our bundled products, see “—Bundled Products.” Some of our flat rate and discount plans that we currently offer include the following:

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

•

starting in October 2009, a subscriber who elects to subscribe to our fixed-line phone service for a three year mandatory subscription period is able to make local and domestic long-distance calls at a flat rate of (Won)39 per three minutes; and

•

starting in October 2009, a subscriber who elects to subscribe to our broadband Internet access service or HSDPA-based mobile service for a three year mandatory subscription period is able to make local, domestic long-distance and land-to-mobile calls of up to (Won)150,000 with a flat rate payment of (Won)50,000 or such calls up to (Won)50,000 with a flat rate payment of (Won)10,000. Standard rates apply to calls that exceed the capped amounts.

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

	Effective Starting
	January 1, 2008		January 1, 2009		January 1, 2010
SK Telecom	(Won)	33.4	(Won)	32.9	(Won)	31.4
LG U+		39.1		38.5		33.6

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

	Effective Starting
	January 1, 2008		January 1, 2009		January 1, 2010
Local access (1)	(Won)	18.3	(Won)	18.1	(Won)	17.1
Single toll access (2)		19.5		19.3		19.1
Double toll access (3)		20.6		20.4		22.5

Source: The Korea Communications Commission.

(1)	Interconnection between local switching center and local access line.

(2)	Interconnection involving access to single long-distance switching center.

(3)	Interconnection involving access to two long-distance switching centers.

Internet Services

Broadband Internet Access Service. We offer broadband Internet access service that primarily uses existing telephone lines to provide both voice and data transmission. We charge monthly fixed fees to customers of broadband Internet service. In addition, we charge customers a one time installation fee per site of (Won)30,000 and modem rental fee of up to (Won)8,000 on a monthly basis. The rates we charge for broadband Internet access service are subject to approval by the Korea Communications Commission.

The following table summarizes our charges for our representative broadband Internet service plans:

	Maximum Speed	Monthly Fee
olleh Internet Special (1)	100 Mbps	(Won)	28,800
olleh Internet Lite (1)	50		25,500
WiBro 1G (2) (6)	3		10,000
WiBro 30G (3) (6)	3		19,800
WiBro 50G (4) (6)	3		27,000
WiBro Unlimited (5) (6)	3		40,000

(1)	We waive the installation fee of (Won)30,000 for mandatory subscription periods of one to four years.

(2)	We charge a monthly fee of (Won)10,000 for up to 1,000 megabytes of data transmission and (Won)25 per megabyte for any additional data transmission in excess of 1,000 megabytes per month.

(3)	We charge a monthly fee of (Won)19,800 for up to 30,000 megabytes of data transmission and (Won)10 per megabyte for any additional data transmission in excess of 30,000 megabytes per month.

(4)	We charge a monthly fee of (Won)27,000 for up to 50,000 megabytes of data transmission and (Won)10 per megabyte for any additional data transmission in excess of 50,000 megabytes per month.

(5)	We may limit the service for certain usages, such as CCTV or other large size file transfers, if the monthly data transmission exceeds 100,000 megabytes.

(6)	Promotional rates available until June 30, 2011.

olleh TV Services. We charge our subscribers an installation fee per site of (Won)24,000, a set-top box rental fee ranging from (Won)2,000 to (Won)7,000 on a monthly basis and a monthly subscription fee. The rates we charge for olleh TV services are subject to approval by the Korea Communications Commission.

The following table summarizes charges for our representative olleh TV service plans:

	Real-time Broadcasting Channels	Monthly Fee (1)
olleh TV Video-on-Demand	0	(Won)	10,000
olleh TV Choice (2)	75-77		10,000-16,000
olleh TV Education (3)	48		10,000-14,000
olleh TV Thrift (4)	99		12,000
olleh TV Standard (4)	125		16,000
olleh TV Deluxe (4)	130		23,000
olleh TV SkyLife Economy (5)	99		20,000
olleh TV SkyLife Standard (5)	133		25,000
olleh TV SkyLife Premium (5)	171		30,000

(1)	We provide discounts of 5% to 20% for mandatory subscription periods ranging from one to three years. For olleh TV SkyLife subscribers, we provide discounts of 20% for mandatory subscription period of three years.

(2)	Assuming selection of one package. Subscribers must choose at least one channel package, each of which charges a monthly fee of (Won)2,000. The packages include entertainment, media, leisure, education and multi-room.

(3)	Assuming selection of one package. Subscribers must choose at least one channel package, each of which charges a monthly fee of (Won)2,000. The packages include elementary school, middle/high school and English education.

(4)	We charge additional monthly fees for value-added services such as short messaging service, video conferencing and high-definition channels from KT Skylife Co., our subsidiary satellite broadcasting operator.

(5)	For subscription to olleh TV SkyLife service, installation fee is waived for a mandatory subscription period of three years.

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

The following table summarizes our various basic bundled packages that we currently offer. The packages require subscribers to agree to a subscription period of three years.

	Monthly Rates			Mobile usage Charge Discounts
	Flat Rate (1)		Mobile Monthly Fee	Between Family Members (2)	Calls to Designated Numbers (3)
Internet / Fixed-Line Phone / Mobile	(Won)	27,000	Discounts of between 10% to 50%, subject to the number of subscribers who participate (up to 5 mobile numbers)	50%	20%
Internet / IP-TV / Mobile (4)		31,000		50%	20%
Internet / Fixed-Line Phone / IP-TV / Mobile (4)		32,000		50%	50%

(1)	Assuming selection of olleh Internet Lite service. If olleh Internet Special is selected, additional monthly charge of (Won)3,000.

(2)	Applies to both voice call and video call airtime minutes.

(3)	Applies to voice call airtime minutes only. Limited to one designated mobile number and one designated fixed-line number.

(4)	Assuming selection of olleh TV SkyLife Economy Plan. If olleh TV Video-on-Demand is selected, deduction of (Won)2,000 from the monthly flat rate. If olleh TV SkyLife Standard Plan is selected, additional monthly charge of (Won)3,000.

We have also entered into partnerships with a leading online shopping mall, an operator of cinema complexes, a satellite broadcasting service operator, a life insurance company, a car insurance company and a security company, and our subscribers may elect to receive monthly gift certificates, music downloads, online game money, movie tickets or other benefits from such partnership companies with value of up to (Won)50,000 per month in lieu of monthly rate discounts.

We believe that subscribers who sign up for bundled products are less likely to cancel our services than subscribers who subscribe to individual services. Subscription fees paid for our bundled products are allocated to each service in proportion to their fair value and the allocated amount is recognized as revenue according to the revenue recognition policy for each service.

Competition

Competition in the telecommunications sector in Korea is intense. In recent years, business combinations in the telecommunications industry have significantly changed the competitive landscape of the Korean telecommunications industry. In particular, SK Telecom acquired a controlling stake in Hanarotelecom Incorporated in 2008, which was renamed SK Broadband. The acquisition enables SK Telecom to provide fixed-line telecommunications, broadband Internet access and IP-TV services together with its mobile telecommunications services. On January 1, 2010, LG Dacom and LG Powercom merged into LG Telecom Co., Ltd., which subsequently changed its name to LG U+. The merger enables LG U+ provide a similar range of services as SK Telecom and us.

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

Mobile Service. Competition in the mobile telecommunications industry in Korea is intense among SK Telecom, LG U+ and us. Such competition has intensified in recent years due to the implementation of mobile number portability, which enabled mobile subscribers to switch their service provider while retaining the same mobile phone number, as well as payments of handset subsidies to purchasers of new handsets who agree to minimum subscription periods.

The following table shows the market share in the mobile telecommunications market as of the dates indicated:

	Market Share (%)
	KT Corporation	SK Telecom	LG U+
December 31, 2008	31.5	50.5	18.0
December 31, 2009	31.3	50.6	18.1
December 31, 2010	31.6	50.6	17.8

Source:	Korea Communications Commission.

We offer various rate plans, including those that offer a specified number of free airtime minutes per month in return for a higher monthly fee and those that are geared toward business customers. Our competitors also offer similar plans at competitive rates.

Local Telephone Service. We compete with SK Broadband and LG U+ in the local telephone service business. SK Broadband began providing local telephone service in 1999, followed by LG U+ in 2004. In addition, the services provided by mobile service providers have had a material adverse effect on KT Corporation in terms of our revenues from fixed-line telephone services. We expect this trend to continue.

The following table shows the market share in the local telephone service market as of the dates indicated:

	Market Share (%)
	KT Corporation	SK Broadband	LG U+
December 31, 2008	89.8	8.7	1.5
December 31, 2009	89.9	8.4	1.7
December 31, 2010	86.3	11.7	2.0

Source:	Korea Communications Commission.

Although the local usage charge of our competitors and us is the same at (Won)39 per pulse (generally three minutes) and the basic monthly charge of our competitors and us is the same at (Won)5,200 depending on location, our competitors’ non-refundable telephone service initiation charges are lower than ours. Our customers pay a non-refundable telephone service initiation charge of (Won)60,000 while customers of our competitors pay a non-refundable telephone service initiation charge of (Won)30,000

Domestic Long-distance Telephone Service. We compete with SK Broadband, LG U+, Onse and SK Telink in the domestic long-distance market. LG U+ began offering domestic long-distance service in 1996, followed by Onse in 1999 and SK Broadband and SK Telink in 2004. The following table shows the market shares in the domestic long-distance market as of the dates indicated:

	Market Share (%)
	KT Corporation	SK Broadband	LG U+	Onse	SK Telink
December 31, 2008	85.2	3.7	7.8	1.7	1.6
December 31, 2009	86.3	6.8	3.4	1.6	1.9
December 31, 2010	82.2	11.1	3.1	1.2	2.4

Source: Korea Telecommunications Operators Association.

Our competitors and we charge (Won)39 per three minutes for domestic long-distance calls up to 30 kilometers. For domestic long-distance calls greater than 30 kilometers, our competitors typically charge between 3% to 5% less than us. The following table is a comparison of our standard long-distance usage charges per 10 seconds with the standard rates of our competitors as of December 31, 2010:

	KT Corporation		SK Broadband		LG U+		Onse		SK Telink
30 kilometers or longer	(Won)	14.5	(Won)	13.9	(Won)	14.1	(Won)	13.8	(Won)	13.8

Source:	Korea Communications Commission.

International Long-Distance Telephone Service. Four companies, SK Broadband, LG U+, Onse and SK Telink, directly compete with us in the international long-distance market. LG U+ began offering international long-distance service in 1991, followed by Onse in 1997 and SK Broadband in 2004. SK Telink, which only provides Internet phone service, entered the international long-distance market in 2003 and offers its services at rates lower than those of network-based international long-distance telephone services. The entry of Internet phone service providers and other telecommunications service providers, such as voice resellers, that can offer telecommunications services at rates lower than ours has increased competition in the international long-distance market and adversely affected our revenues and profitability from international long-distance services. See “—Specific Service Providers.”

Our competitors generally charge less than us for international long-distance calls. The following table is a comparison of our standard long-distance usage charges per one minute with the standard rates of our competitors as of December 31, 2010:

	KT Corporation		SK Broadband		LG U+		Onse		SK Telink
United States	(Won)	282	(Won)	276	(Won)	288	(Won)	276	(Won)	156
Japan		696		672		678		672		384
China		990		984		996		984		780
Australia		1,086		1,044		1,086		1,044		528
Great Britain		1,008		966		996		966		498
Germany		948		912		942		912		402

Source:	KT Corporation.

Broadband Internet Access Service. The Korean broadband Internet access market has experienced significant growth in the past decade. SK Broadband entered the broadband market in 1999 offering both HFC and ADSL services, and we entered the market with our ADSL services in 1999, followed by Dreamline, Onse and LG U+. In addition, the entry of cable television providers that offer HFC-based broadband Internet access services at rates lower than ours has increased competition in the broadband Internet access market. We expect industry consolidation among our competitors in the near future, and smaller competitors in the broadband market today may become larger competitors.

The following table shows the market share in the broadband Internet access market as of the dates indicated:

	Market Share (%)
	KT Corporation	SK Broadband	LG U+	Others
December 31, 2008	43.4	22.9	14.1	19.6
December 31, 2009	42.5	23.5	15.4	18.6
December 31, 2010	43.1	23.1	16.1	17.7

Source:	Korea Communications Commission.

Our competitors generally charge less than us for broadband Internet access service. The following table is a comparison of fees for our olleh Internet Lite service with three year mandatory subscription period with fees of our competitors for comparable services as of December 31, 2010:

	KT Corporation		SK Broadband		LG U+		Cable Providers (1)
Monthly subscription fee	(Won)	25,500	(Won)	25,200	(Won)	25,000	(Won)	20,000
Monthly modem rental fee		3,000		3,000		None		1,000
Additional installation fee upon moving		10,000		10,000		20,000		20,000

Source:	KT Corporation.

(1)	These are typical fees charged by cable providers.

Data Communication Service. We had a monopoly in domestic data communication service until 1994, when LG U+ was authorized to provide the leased-line service. The data communications service market has become more competitive with limited growth during the past decade, and we primarily compete with SK Broadband and LG U+.

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

•

value-added service providers, which provide telecommunications services other than those services specified for network service providers, such as data communications using telecommunications facilities leased from network service providers; and

•

specific service providers are broadly defined by law as telecommunications service providers that provide network services using the telecommunications network facilities or services of network service providers.

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

Rates

Under current regulations implementing the Telecommunications Business Act, a network service provider may set its rates at its discretion, although it must report to the Korea Communications Commission the rates and the general terms and conditions for each type of network service provided by it. There is, however, one exception to this general rule: if a network service provider has the largest market share for a specified type of service and its revenue from that service for the previous year exceeds a specific revenue amount set by the Korea Communications Commission, it must obtain prior approval from the Korea Communications Commission for the rates and the general terms for that service. Each year the Korea Communications Commission designates the service providers and the types of services for which the rates and the general terms must be approved by the Korea Communications Commission. In 2010, the Korea Communications Commission designated us for local telephone service and SK Telecom for cellular service. The Korea Communications Commission, in consultation with the Ministry of Strategy and Finance, is required to approve the rates proposed by a network service provider if (1) the proposed rates are appropriate, fair and reasonable and (2) the calculation method for the rates are appropriate and transparent.

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

Foreign Investment

The Telecommunications Business Act restricts the ownership and control of network service providers by foreign shareholders. Foreigners, foreign governments and “foreign invested companies” may not own more than 49.0% of the issued shares with voting rights of a network service provider, including us, and a foreign shareholder may not become our largest shareholder if such shareholder holds 5.0% or more of our shares. For purposes of the Telecommunications Business Act, the term “foreign invested company” means a company in which foreigners and foreign governments hold 15.0% or more shares with voting rights in the aggregate and a foreigner or a foreign government is the largest shareholder, provided, however, that such company will not be counted as a foreign shareholder for the purposes of the above-referenced 49.0% limit if it holds less than 1.0% of our total issued and outstanding shares with voting rights. As of December 31, 2010, 48.52% of our common shares were owned by foreign investors. In the event that a network service provider violates the shareholding restrictions, its foreign shareholders cannot exercise voting rights for their shares in excess of such limitation, and the Korea Communications Commission may require corrective measures be taken to comply with the ownership restrictions. There is no restriction on foreign ownership for specific service providers and value-added service providers.

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

Customers and Customer Billing

We typically charge residential subscribers and business subscribers similar rates for services provided. On a case-by-case basis, we also provide discount rates for some of our high-volume business subscribers. We bill all of our customers on a monthly basis. Our customers may make payment at either payment points such as local post offices, banks or our service offices, through a direct-debit service that automatically deducts the monthly payment from a subscriber’s designated bank account, or through a direct-charge service that automatically charges the monthly payment to a subscriber’s designated credit card account. Approximately 70% of our subscribers as of December 31, 2010 pay through the direct-debit service. Accounts of subscribers who fail to pay our invoice are transferred to a collection agency, which sends out a notice of payment. If such charges are not paid after notice, we cease to provide outgoing service to such subscribers after a period of time determined by the type of subscribed service. If charges are still not paid two to three months after outgoing service is cut off, we cease all services to such subscribers. After service is ceased, the overdue charges that are not collected by the collection agency are written off.

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

•	base station controllers, which connect to and control, the base transceiver stations;

•	mobile switching centers, which in turn control the base station controllers and the routing of telephone calls; and

•	transmission lines, which connect the mobile switching centers, base station controllers, base transceiver stations and the public switched telephone network.

The following table lists selected information regarding our mobile networks as of December 31, 2010:

	CDMA	W-CDMA
Mobile switching centers	35	24
Base station controllers	300	419
Base transceiver stations	7,614	7,391
Indoor and outdoor repeaters	53,826	257,946

We have 40 MHz of bandwidth in the 1.8 GHz spectrum to provide PCS services based on CDMA wireless network standards and another 40 MHz of bandwidth in the 2.0 GHz spectrum to provide IMT-2000 services based on W-CDMA wireless network standards. Our current right to use 40 MHz of bandwidth in the 1.8 GHz spectrum is scheduled to expire at the end of June 2011. We have applied to the Korea Communications Commission to allocate back to us 20 MHz of bandwidth in the 1.8 GHz spectrum, for which we expect to pay a usage fee if reallocated to us. In addition, the Korea Communications Commission allocated 20 MHz of bandwidth in the 900 MHz spectrum to us, which will become effective on July 1, 2011. We expect to pay a portion of the actual sales generated from using the bandwidth in the 900 MHz spectrum during the license period of 10 years as a usage fee for the bandwidth, as well as a portion of expected sales as determined by the Korea Communications Commission at the time of allocation. In June 2011, the Korea Communications Commission announced its plan to auction in August 2011 the right to use 20 MHz of bandwidth in the 1.8 GHz spectrum that we are scheduled to relinquish at the end of June 2011, 10 MHz of additional bandwidth in the 800 MHz spectrum and 20 MHz of additional bandwidth in the 2.1 GHz spectrum. According to the plan, a maximum of 20 MHz of bandwidth may be sold to a single service provider, and SK Telecom and we are prohibited from bidding for the 20 MHz bandwidth in the 2.1 GHz spectrum. If we are allocated the bandwidths in the 800 MHz or the 1.8 GHz spectrums, we expect to pay usage fees for such bandwidths. We have also installed an intelligent network on our mobile network infrastructure to provide a wide range of advanced call features and value-added services.

Exchanges

Exchanges include local exchanges and “toll” exchanges that connect local exchanges to long-distance transmission facilities. We had 24.0 million lines connected to local exchanges and 16.0 million lines connected to toll exchanges as of December 31, 2010.

All of our exchanges are fully automatic. We completed replacement of all electromechanical analog exchanges with digital exchanges in June 2003 in order to provide higher speed and larger volume services. Starting in 2006, we also began conversion of our exchanges to be compatible to Internet protocol platform in preparation for building our next generation broadband convergence network by 2021. As of December 31, 2010, approximately 85% of our lines connected to toll exchanges are compatible to Internet protocol platform.

Internet Backbone

Our Internet backbone network, called KORNET, has the capacity to handle an aggregate traffic of our broadband Internet access subscribers, Internet data centers and Internet exchange system at any given moment of up to 4.6 Tbps as of December 31, 2010. We have set up contingent plans to prepare against various incidents that could affect reliable Internet access service. Starting in 2005, we have also begun deploying our Internet protocol premium network that enables us to more reliably support olleh TV, WiBro, Internet Phone, upgraded VoIP services and other Internet protocol services. As of December 31, 2010, our Internet protocol premium network had 2,224,986 lines installed to provide voice over Internet protocol services and a total capacity to handle up to 595 Gbps of IP-TV, voice and WiBro service traffic.

Access Lines

As of December 31, 2010, we had 14.5 million access lines installed, which allow us to reach virtually all homes and businesses in Korea. As part of our broadband deployment strategy, we have upgraded many of our access lines by equipping them with broadband capability using xDSL and FTTH technology. As of December 31, 2010, we had approximately 12.7 million broadband lines with speeds of at least 50 Mbps that enable us to deliver broadband Internet access and multimedia content to our customers.

Transmission Network

Our domestic fiber optic cable network consisted of 484,701 kilometers of fiber optic cables as of December 31, 2010 of which 86,815 kilometers of fiber optic cables are used to connect our backbone network and 397,886 kilometers are used to connect the backbone network to our subscribers. Our backbone network utilizes dense wavelength division multiplexing technology for connecting major cities as well as optical add-drop multiplexer technology for connecting neighboring cities. Dense wavelength division multiplexing technology improves bandwidth efficiency by enabling transmission of data from multiple signals across one fiber strand in a cable by carrying each signal on a separate wavelength. We enhanced our backbone network connecting six major cities in Korea by implementing an optical cross-connector (OXC) architecture in 2008 and are in the process of building our next generation broadband convergence network through installation of network equipment utilizing optical reconfigurable add-drop multiplexer technology and multi-service provisioning platform.

Our extensive domestic long-distance network is supplemented by our fully digital domestic microwave network, which consists of 55 relay sites.

International Network

Our international network infrastructure consists of both submarine cables and satellite transmission systems, including two submarine cable-landing stations in Busan and Keoje and two satellite teleports in Kumsan and Boeun. Data services such as international private lease circuits, Internet protocol and very small aperture terminals are provided through submarine cables and satellite transmission. In order to guarantee high quality services to our end customers, our submarine cables and satellite transmission systems are linked to various points-of-presence in the United States, Asia and Europe. In addition, our international telecommunications networks are directly linked to approximately 315 telecommunications service providers in various international destinations and are routed through our three international switching centers in Seoul, Daejeon and Busan.

Our international Internet backbone with capacity of 250 Gbps is connected to approximately 180 Internet service providers through our two Internet gateways in Heawha and Guro. In addition, we operate a video backbone with capacity of one Gbps to transmit video signals from Korea to the rest of the world.

Satellites

In order to provide broadcasting, video distribution and broadband data services in select areas, we operate two satellites, Koreasat 3, 5 and 6, launched in 1999, 2006 and 2011, respectively. See “Item 4.B. Business Overview—Our Services—Satellite Services.”

International Submarine Cable Networks

International traffic is handled by telecommunications satellites and submarine cables. Because of the high cost of laying a submarine cable, the usual practice is for multiple carriers to jointly commission a new cable and share the costs and the capacity. We own interests in several international fiber optic submarine cable networks, including:

•	a 1.4% interest in the 29,000-kilometer FLAG Europe-Asia network connecting Korea, Southeast Asia, the Middle East and Europe, activated since April 1997;

•	a 1.8% interest in the 39,000-kilometer Southeast Asia-Middle East-Western Europe 3 Cable Network linking 34 countries, activated since December 1999;

•	a 6.7% interest in the 30,444-kilometer China-U.S. Cable Network linking Korea, China, Japan, Taiwan and the United States, activated since January 2000;

•	a 5.1% interest in the 19,000-kilometer Asia Pacific Cable Network 2 connecting Korea, China, Japan, Taiwan, Hong Kong, Philippines, Singapore and Malaysia, activated since December 2001;

•	a 20.0% interest in the 500-kilometer Korea-Japan Cable Network linking Korea and Japan, activated since March 2002.; and

•	a 13.1% interest in the 16,500-kilometer Trans Pacific Express Cable Network linking Korea, China, Taiwan and the United States, activated since September 2008.

We have also invested in 8 other international fiber optic submarine cables around the world.

Item 4A.  Unresolved Staff Comments

We do not have any unresolved comments from the Securities and Exchange Commission staff regarding our periodic reports under the Exchange Act of 1934.

Item 5.  Operating and Financial Review and Prospects

Item 5.A. Operating Results

The following discussion and analysis is based on our consolidated financial statements, which have been prepared in accordance with Korean GAAP. Korean GAAP varies in certain significant respects from accounting principles generally accepted in the United States of America. We have summarized these differences and their effect on our total equity as of December 31, 2009 and 2010 and the results of our operations for each of the years in the three-year period ended December 31, 2010, in Note 38 to the Consolidated Financial Statements.

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

•	merger of KTF into KT Corporation on June 1, 2009;

•	employee reductions and changes in severance and retirement benefits;

•	IMT-2000 service license payments;

•	changes in the rate structure for our services;

•	researching and implementing technology upgrades and additional telecommunication services; and

•	transition to International Financial Reporting Standards starting in 2011.

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

Employee Reductions and Changes in Severance and Retirement Benefits

We sponsor a voluntary early retirement plan where we provide additional financial incentives for our employees who have been employed by us for more than 20 years to retire early, as part of our efforts to improve operational efficiencies. In 2008, 1,141 employees retired under our voluntary early retirement plan. In 2009, in addition to our usual voluntary early retirement plan, we held a special voluntary early retirement program in December 2009 where we received applications for voluntary early retirement from employees who had been employed by us for more than 15 years and provided them with additional financial incentives to retire early. The special voluntary early retirement program resulted in the early retirement of 5,992 employees out of 25,340 eligible employees. In aggregate, 6,515 employees retired in 2009 under the voluntary early retirement plan and the special voluntary early retirement program. In 2010, 123 employees retired under our voluntary early retirement plan. We recorded severance indemnities relating to such voluntary early retirement plan and special voluntary early retirement program of (Won)97 billion in 2008, (Won)878 billion in 2009 and (Won)13 billion in 2010.

IMT-2000 Service License Payments

We acquired the right to purchase one of three licenses to provide IMT-2000 services on December 15, 2000, as a member of a consortium of companies including KT Corporation and KTF. In March 2001, KT ICOM, a company created by the consortium, paid half of the (Won)1.3 trillion license fee payable to the Korea Communications Commission. KTF, which subsequently merged with KT ICOM, paid (Won)110 billion in 2008, (Won)130 billion in 2009 and (Won)150 billion in 2010, and we are obligated to pay the remaining (Won)170 billion in 2011. This payable accrues interest at the applicable three-year Government bond interest rate minus 0.75%. The accrued interest is paid on an annual basis to the Korea Communications Commission. We began offering our HSDPA-based IMT-2000 services nationwide in March 2007.

Changes in the Rate Structure for Our Services

Periodically, we change our rate structure for our services. In order to mitigate the impact from lower usage charges of local and domestic long-distance calls, we have increased our basic monthly charges and began offering optional flat rate plans for our fixed-line subscribers. Such adjustments in the rate structure have increased the portion of fixed income and stabilized our cash flow. In addition, because the growing use of mobile telecommunications services has decreased the usage of our fixed-line telephone services, we believe we are able to maximize our revenues from fixed-line telephone services by adjusting the rate structure so as to increase our basic monthly charges. We also provide bundled packages of our various services at a discount in order to attract additional subscribers to our new services. We currently bundle our broadband Internet access service with WiBro, IP-TV, fixed-line telephone service, internet phone services and mobile services at a discount. For a discussion of adjustments in our rate structure, see “Item 4. Information on the Company—Item 4.B. Business Overview—Revenues and Rates.”

Researching and Implementing Technology Upgrades and Additional Telecommunication Services

The telecommunications industry is characterized by continual advances and improvements in telecommunications technology, and we have been continually researching and implementing technology upgrades and additional telecommunication services to maintain our competitiveness. For example, in March 2005, we acquired a license to provide WiBro service for (Won)126 billion, and commercially launched the service in June 2006. We completed the upgrade of our 4G WiBro network and expanded our WiBro service coverage to 82 cities nationwide and major highways as of March 2011, which we believe will allow us to provide WiBro services at speeds that are approximately three times faster than our previous 3G network at a lower cost, and had approximately 377 thousand subscribers as of December 31, 2010. In addition, we are currently upgrading our broadband network to enable FTTH connection, which enhances downstream speed and connection quality. FTTH is a telecommunication architecture in which a communication path is provided over optical fiber cables extending from the telecommunications operator’s switching equipment to the boundary of home or office. FTTH uses fiber optic cable, which is able to carry a high-bandwidth signal for longer distances without degradation. FTTH enables us to deliver enhanced products and services that require high bandwidth, such as IP-TV service and delivery of other digital media content. We will continue to make capital expenditures, incur research and development expenses and implement technology upgrades and additional telecommunications services in order to effectively implement continual advances and improvements in telecommunications technology.

Transition to International Financial Reporting Standards Starting in 2011

In March 2007, the Financial Services Commission and the Korea Accounting Institute announced a road map for the adoption of Korean IFRS, pursuant to which all listed companies in Korea, including us, will be required to prepare their annual financial statements beginning in 2011 that differ in certain respects from IFRS applied in other countries.

In preparation of such adoption, we began preparing our internal financial statements under both Korean GAAP and Korean IFRS starting in January 2010. Beginning in 2011, we have discontinued reporting under Korean GAAP with reconciliation to U.S. GAAP and instead have commenced reporting under Korean IFRS and we also plan to release annual financial statements prepared pursuant to IFRS as issued by the IASB. Although our accounting department is currently analyzing the effects of adopting IFRS on our annual financial statements, it is not possible to estimate with any degree of certainty the exact impact on our annual financial statements from such adoption because the IFRS accounting policies to be adopted by us for such financial statements have not been finalized. Accordingly, there can be no assurance that the adoption of IFRS will not adversely affect our reporting results of operations or financial condition.

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

These critical accounting estimates include:

•	allowances for doubtful accounts;

•	useful lives of property and equipment;

•	impairment of long-lived assets, including goodwill;

•	impairment of investment securities;

•	income taxes; and

•	valuation of derivatives.

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

Changes in the allowances for doubtful accounts for each of the years in the three-year period ended December 31, 2010 are summarized as follows:

	Year Ended December 31,
	2008		2009		2010
	(In millions of Won)
Balance at beginning of year	(Won)	487,729	(Won)	488,739	(Won)	477,124
Provision		148,972		104,977		171,195
Write-offs		(147,962)		(116,592)		(133,095)

Balance at end of year	(Won)	488,739	(Won)	477,124	(Won)	515,224

If economic or specific industry trends change, we would adjust our allowances for doubtful accounts by recording additional expense or benefit. Our study shows that a 5.0% decrease or increase in the historical write-off experience would increase or decrease the provision for doubtful accounts by approximately (Won)13 billion as of December 31, 2010.

Useful Lives of Property and Equipment

Property and equipment are depreciated based on the useful lives disclosed in Note 3 to the Consolidated Financial Statements. Generally, the useful lives are estimated at the time the asset is acquired and are based on historical experience with similar assets as well as taking into account anticipated technological or other changes. In certain cases and as permitted under Korean GAAP, those useful lives used for accounting purposes are different from the estimated economic lives of the related asset. In addition, the estimated lives of certain other assets, including underground access to cable tunnels, and concrete and steel telephone poles are based on rates established by a ruling by the Korean National Tax Service (which is also applicable under Korean GAAP). If technological changes were to occur more rapidly than anticipated or in a different form than anticipated, the useful lives assigned to these assets may need to be shortened, resulting in the recognition of increased depreciation expense in future periods. A decrease of remaining estimated useful life by one year of our property and equipment would result in an increase of depreciation expense of approximately (Won)248 billion in 2010.

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

Our intangible assets include the IMT-2000 frequency usage right, which has a contractual life of 13 years and is amortized from the date commercial service is initiated through the end of its contractual life, which is November 2016. We started to amortize this frequency usage right in December 2003, and we review the IMT-2000 frequency usage right for impairment on an annual basis. In connection with our review, we utilize the estimated long-term revenue and cash flow forecasts developed as part of our planning process. The results of our review using the testing method described above did not indicate any need to impair the IMT-2000 frequency usage right in 2010. The use of different assumptions within our cash flow model could result in different amounts for the IMT-2000 frequency usage right.

Impairment of Goodwill

Goodwill represents the excess of purchase price paid over the fair value assigned to the net assets of acquired businesses. The determination of the fair values of goodwill is based on management’s judgment on the expected cash flows of goodwill, taking market demand, competition and other economic factors into consideration.

The determination of impairments of goodwill involves the use of estimates that include, but are not limited to, the cause, timing and amount of the impairment. Impairment is based on a large number of factors, such as changes in current competitive conditions, expectations of growth in the telecommunications industry, a decline in our expected future cash flows, changes in the future availability of financing, technological obsolescence, discontinuance of services, current replacement costs and prices paid in comparable transactions. The determination of impairment of goodwill requires a significant amount of management’s judgment.

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

•	sales commissions, primarily consisting of commissions to independent dealers related to procurement of mobile subscribers and mobile handset sales;

•	commissions, primarily consisting of payments for third-party outsourcing services, including commissions to the call center staff;

•	interconnection charges, which are interconnection payments to mobile service providers for calls from landline users and our mobile subscribers to our competitors’ mobile service subscribers; and

•	promotion expenses that consist primarily of handset subsidies that we offer to purchasers of new handsets who agree to minimum subscription periods.

Operating Results—2009 Compared to 2010

The following table presents selected income statement data and changes therein for 2009 and 2010.

	For the Year Ended December 31,				Changes
					2009 vs. 2010
	2009		2010		Amount		%
	(In billions of Won)
Operating revenues	(Won)	19,644	(Won)	21,331	(Won)	1,687	8.6%
Operating expenses		18,673		19,156		483	2.6

Operating income		971		2,175		1,204	124.1
Non-operating expense, net		251		613		362	144.2

Income from continuing operations before income tax expense		719		1,562		843	117.2
Income tax expense on continuing operations		108		372		264	244.4
Income (loss) from discontinued operations		(2)		3		5	N.A.

Net income	(Won)	610	(Won)	1,193	(Won)	583	95.6%

N.A.	means not available.

Operating Revenues

The following table presents a breakdown of our operating revenues and changes therein for 2009 and 2010.

	For the Year Ended December 31,				Changes
					2009 vs. 2010
	2009		2010		Amount		%
	(In billions of Won)
Mobile services	(Won)	6,646	(Won)	7,083	(Won)	437	6.6%
Fixed-line telephone services:
Local service revenues		2,674		2,563		(111)	(4.2)
Non-refundable service installation fees		17		15		(2)	(11.8)
Domestic long-distance revenues		475		381		(94)	(19.8)
International long-distance revenues		384		362		(22)	(5.7)
Land-to-mobile interconnection revenues		1,147		949		(198)	(17.3)

Sub-total		4,697		4,270		(427)	(9.1)
Internet services:
Broadband internet access service		1,942		1,941		(1)	(0.1)
Other Internet-related services		507		626		119	23.5

Sub-total		2,449		2,567		118	4.8
Goods sold		3,397		4,395		998	29.4
Data communication services		1,314		1,309		(5)	(0.4)
Other		1,141		1,707		566	49.6

Total operating revenues	(Won)	19,644	(Won)	21,331	(Won)	1,687	8.6%

Total operating revenues increased by 8.6%, or (Won)1,687 billion, from (Won)19,644 billion in 2009 to (Won)21,331 billion in 2010 primarily due to increases in our mobile handset sales, other operating revenues and mobile service revenues, the impact of which was partially offset by decreases in our fixed-line telephone service revenues.

Mobile Services

Our mobile service revenues increased by 6.6%, or (Won)437 billion, from (Won)6,646 billion in 2009 to (Won)7,083 billion in 2010 primarily due to a 6.8% increase in the number of mobile subscribers from 15.0 million as of December 31, 2009 to 16.0 million as of December 31, 2010.

Fixed-line Telephone Services

Our fixed-line telephone service revenues decreased by 9.1%, or (Won)427 billion, from (Won)4,697 billion in 2009 to (Won)4,270 billion in 2010 primarily due to decreases in land-to-mobile interconnection revenues, local service revenues and domestic long-distance revenues. Specifically:

•

Land-to-mobile interconnection revenues decreased by 17.3%, or (Won)198 billion, from (Won)1,147 billion in 2009 to (Won)949 billion in 2010 primarily due to an increase in the volume of calls between mobile subscribers, which in turn led to a reduction in the volume of calls between landline users to mobile subscribers.

•

Local service revenues decreased by 4.2%, or (Won)111 billion, from (Won)2,674 billion in 2009 to (Won)2,563 billion in 2010. The number of local call pulses decreased by 5.2% from 2009 to 2010 primarily due to the substitution effect from increase in usage of mobile telephone services and Internet phone services. However, the effect of such decreases was partially offset by participation by some of our subscribers in optional flat rate plans, as well as an increase in revenues from VoIP services.

•

Domestic long-distance revenues decreased by 19.8%, or (Won)94 billion, from (Won)475 billion in 2009 to (Won)381 billion in 2010 primarily due to a decrease in the number of domestic long-distance call minutes by 23.2% from 2009 to 2010 primarily due to the substitution effect from increase in usage of mobile telephone services and Internet phone services. The effect of such decreases was partially offset by participation by some of our subscribers in optional flat rate plans.

Internet Services

Our Internet service revenues increased by 4.8%, or (Won)118 billion, from (Won)2,449 billion in 2009 to (Won)2,567 billion in 2010 primarily due to an increase in the number of IP-TV subscribers from 1.2 million as of December 31, 2009 to 2.1 million as of December 31, 2010. The revenues from broadband Internet access service remained stable at (Won)1,942 billion in 2009 and (Won)1,941 billion in 2010.

Goods Sold

Revenues from goods sold increased by 29.4%, or (Won)998 billion, from (Won)3,397 billion in 2009 to (Won)4,395 billion in 2010 primarily due to an increase in the number of HSDPA-based IMT-2000 service compatible handsets and smart phones sold, including Apple iPhones that we launched in November 2009.

Data Communications

Data communications service revenues decreased by 0.4%, or (Won)5 billion, from (Won)1,314 billion in 2009 to (Won)1,309 billion in 2010 primarily due to service fee discounts offered to government agencies and a decrease in revenues related to Kornet broadband Internet connection service to institutional customers resulting from the expiration of certain leased-line contracts.

Others

Other operating revenues increased by 49.6%, or (Won)566 billion, from (Won)1,141 billion in 2009 to (Won)1,707 billion in 2010 primarily due to an increase in sales of our real estate properties.

Operating Expenses

The following table presents a breakdown of our operating expenses and changes therein for 2009 and 2010.

	For the Year Ended December 31,				Changes
					2009 vs. 2010
	2009		2010		Amount		%
	(In billions of Won)
Salaries and wages	(Won)	2,193	(Won)	2,163	(Won)	(30)	(1.4)
Provision for severance benefits		1,128		243		(885)	(78.5)
Employee welfare		587		374		(213)	(36.2)
Depreciation		2,874		2,820		(54)	(1.9)
Commissions		1,262		1,450		188	14.9
Interconnection charges		1,227		1,245		18	1.5
Cost of services		582		804		222	38.2
Cost of goods sold		3,119		4,087		968	31.1
Promotion expenses		1,122		1,228		106	9.4
Sales commissions		1,805		1,621		(184)	(10.1)
Others (1)		2,774		3,121		347	12.4

Total operating expenses	(Won)	18,673	(Won)	19,156	(Won)	483	2.6%

(1)	Including transfer to other accounts.

Total operating expenses increased by 2.6%, or (Won)483 billion, from (Won)18,673 billion in 2009 to (Won) 19,156 billion in 2010 primarily due to increases in cost of goods sold, cost of services, commissions and promotion expenses, the impact of which was partially offset by decreases in provision for severance benefits related to special voluntary early retirement programs, employee welfare and sales commissions. Specifically:

•

Cost of goods sold increased by 31.1%, or (Won)968 billion, from (Won)3,119 billion in 2009 to (Won) 4,087 billion in 2010 primarily due to an increase in the number of high-end HSDPA-compatible handsets and smart phones sold, including the Apple iPhone that we launched in November 2009, as well as various other smart phones that we launched in 2010.

•

Cost of services, which primarily relate to purchases of content for IP-TV services, increased by 38.2%, or (Won)222 billion, from (Won)582 billion in 2009 to (Won)804 billion in 2010 primarily due to an increase in sales of pay-per-view programming to IP-TV subscribers.

•

Our commissions, which primarily relate to payments for third-party outsourcing services, including commissions to the call center staff, increased by 14.9%, or (Won)188 billion, from (Won) 1,262 billion in 2009 to (Won)1,450 billion in 2010 primarily due to outsourcing of our activation and installation activities to third-parties.

•

Our promotion expenses, which consist primarily of handset subsidies, increased by 9.4%, or (Won)106 billion, from (Won)1,122 billion in 2009 to (Won)1,228 billion in 2010 primarily due to an increase in the sales volume of HSDPA-compatible handsets and smart phones.

These factors were partially offset by the following:

•

Our provision for severance benefits decreased by 78.5%, or (Won)885 billion, from (Won)1,128 billion in 2009 to (Won)243 billion in 2010 primarily due to a decrease in provision for severance benefits relating to a special voluntary early retirement program. In December 2009, we held a special voluntary early retirement program in which 5,992 employees participated and received additional financial incentives to retire early, whereas we did not have any such special voluntary early retirement program in 2010.

•

Employee welfare, which primarily relates to expenditures for employees such as education and healthcare subsidies, decreased by 36.2%, or (Won)213 billion, from (Won)587 billion in 2009 to (Won)374 billion in 2010 primarily due to a change in our compensation policy which reduced certain seasonal bonuses classified as employee welfare, and instead increased benefits classified as salaries.

•

Sales commissions, which primarily relate to procurement of mobile subscribers and mobile handset sales by our independent dealers, decreased by 10.1%, or (Won)184 billion, from (Won)1,805 billion in 2009 to (Won)1,621 billion in 2010 primarily due to a decrease in the rate of sales commissions we paid to our independent dealers.

Operating Income

Due to the factors described above, our operating income increased by 124.1%, or (Won)1,204 billion, from (Won)971 billion in 2009 to (Won)2,175 billion in 2010. Our operating margin, which is operating income as a percentage of operating revenues, increased from 4.9% in 2009 to 10.2% in 2010.

Non-Operating Income (Expenses)

The following table presents a breakdown of our non-operating income and expenses on a net basis and changes therein for 2009 and 2010.

	For the Year Ended December 31,				Changes
					2009 vs. 2010
	2009		2010		Amount		%
	(In billions of Won)
Interest income	(Won)	197	(Won)	143	(Won)	(54)	(27.5)%
Interest expense		(505)		(529)		(24)	4.7
Net foreign currency transaction loss		(4)		(3)		1	(27.9)
Net foreign currency translation gain		223		34		(189)	(84.8)
Net gain (loss) on valuation of equity method investments		(14)		27		41	N.A.
Net loss on disposal of property and equipment		(119)		(165)		(46)	38.7
Net gain (loss) on settlement of derivatives		1		(1)		(2)	N.A.
Net loss on valuation of derivatives		(174)		(8)		166	(95.5)
Other bad debts expense		(47)		(9)		38	(80.2)
Donations		(39)		(81)		(42)	106.2
Net other non-operating revenues (losses)		230		(21)		(251)	N.A.

Net non-operating expenses	(Won)	(251)	(Won)	(613)	(Won)	(362)	144.2%

N.A.	means not available.

Our net non-operating expenses increased by 144.2%, or (Won)362 billion, from (Won)251 billion in 2009 to (Won)613 billion in 2010 primarily due to our recognition of net other non-operating revenues in 2009 compared to net other non-operating losses in 2010, a decrease in net foreign currency translation gain, a decrease in interest income, an increase in net loss on disposal of property and equipment and an increase in donations, the impact of which was partially offset by a decrease in net loss on valuation of derivatives. Specifically:

•

We recorded net other non-operating revenues of (Won)230 billion in 2009 compared to net other non-operating losses of (Won)21 billion in 2010 primarily due to refunds of (Won)90 billion to our subscribers of fixed-line telephone services with optional flat rate plans who requested termination of such plans in 2010.

•

Our net foreign currency translation gain decreased by 84.8%, or (Won)189 billion, from (Won)223 billion in 2009 to (Won)34 billion in 2010 as the Market Average Exchange Rate of the Won against the U.S. dollar appreciated from (Won)1,257.5 to US$1.00 as of December 31, 2008 to (Won) 1,167.6 to US$1.00 as of December 31, 2009 but the level of appreciation decreased during 2010 to (Won)1,138.9 to US$1.00 as of December 31, 2010. The impact of such decrease in net foreign currency translation gain was largely offset by a decrease in net loss on valuation of derivatives discussed below.

•

Our interest income decreased by 27.5%, or (Won)54 billion, from (Won)197 billion in 2009 to (Won)143 billion in 2010 primarily due to a decrease in our average balance of interest-earning assets from 2009 to 2010, including our holdings of cash and cash equivalents, as well as a general decrease in interest rates in Korea during such periods.

•

Our net loss on disposal of property and equipment increased by 38.7%, or (Won)46 billion, from (Won)119 billion in 2009 to (Won)165 billion in 2010 primarily due to an increase in equipment disposal, in particular machinery.

•	Our donations increased by 106.2%, or (Won)42 billion, from (Won)39 billion in 2009 to (Won)81 billion in 2010 primarily due to an increase in our donations to employee welfare funds.

These factors were partially offset by our net loss on valuation of derivatives, which decreased by 95.5%, or (Won)166 billion, from (Won)174 billion in 2009 to (Won)8 billion in 2010 primarily due to a decrease in losses from our combined interest rate currency swap contracts as the exchange rate of the Won against the U.S. dollar fluctuated as discussed above.

Income Tax Expense on Continuing Operations

Our income tax expense on continuing operations increased by 244.4%, or (Won)264 billion, from (Won) 108 billion in 2009 to (Won)372 billion in 2010 primarily due to an increase in income before income tax expense as well as a decrease in tax credit carryforwards and deductions. See Note 26 to the Consolidated Financial Statements. Our effective tax rate increased from 15.0% in 2009 to 23.8% in 2010, primarily due to a decrease in tax credit carryforwards and deductions in 2010. We had net deferred income tax assets of (Won)545 billion as of December 31, 2010.

Net Income

Due to the factors described above, our net income increased by 95.6%, or (Won)583 billion, from (Won) 610 billion in 2009 to (Won)1,193 billion in 2010. Our net income margin, which is net income as a percentage of operating revenues, increased from 3.1% in 2009 to 5.6% in 2010.

Segment Results—Personal Customer Group

Our operating revenues for this segment, prior to adjusting for inter-segment transactions, increased by 11.5%, or (Won)1,074 billion, from (Won)9,314 billion in 2009 to (Won)10,388 billion in 2010, primarily due to an increase in the number of mobile subscribers as well as an increase in HSDPA-compatible handsets and smart phones sold.

Our operating income, prior to adjusting for inter-segment transactions, increased by 42.1%, or (Won) 438 billion, from (Won)1,040 billion in 2009 to (Won)1,478 billion in 2010, as the 11.5% increase in the segment’s operating revenues outpaced a 7.7% increase in operating expenses, primarily due to the reasons discussed above. Operating margin, which is operating income as a percentage of total operating revenues prior to adjusting for inter-company sales, increased from 11.2% in 2009 to 14.2% in 2010.

Depreciation and amortization, prior to adjusting for inter-segment transactions, decreased by 8.4%, or (Won)85 billion, from (Won)1,014 billion in 2009 to (Won)929 billion in 2010. Property and equipment and intangible assets, prior to adjusting for inter-segment transactions, decreased by 1.2%, or (Won)56 billion, from (Won)4,757 billion in 2009 to (Won)4,701 billion in 2010.

Segment Results—Home Customer Group and Enterprise Customer Group

Our operating revenues for this segment, prior to adjusting for inter-segment transactions, decreased by 2.6%, or (Won)263 billion, from (Won)10,109 billion in 2009 to (Won)9,846 billion in 2010, primarily due to a decrease in fixed-line telephone service revenues, the impact of which was partially offset by an increase in revenues from Internet-related services.

We recorded operating loss, prior to adjusting for inter-segment transactions, of (Won)44 billion in 2009 compared to operating income of (Won)575 billion in 2010, as the 8.7% decrease in the segment’s operating expenses outpaced a 2.6% decrease in operating revenues, primarily due to the reasons discussed above. Operating margins were (0.4)% in 2009 and 5.8% in 2010.

Depreciation and amortization, prior to adjusting for inter-segment transactions, decreased by 3.4%, or (Won)69 billion, from (Won)2,055 billion in 2009 to (Won)1,986 billion in 2010. Property and equipment and intangible assets, prior to adjusting for inter-segment transactions, decreased by 2.5%, or (Won)268 billion, from (Won)10,653 billion in 2009 to (Won)10,385 billion in 2010.

Segment Results—Others

Our operating revenues for this segment, prior to adjusting for inter-segment transactions, increased by 38.1%, or (Won)922 billion, from (Won)2,424 billion in 2009 to (Won)3,346 billion in 2010, primarily due to an increase in sales of our real estate properties.

We recorded operating loss, prior to adjusting for inter-segment transactions, of (Won)5 billion in 2009 compared to operating income of (Won)149 billion in 2010, as the 38.1% increase in the segment’s operating revenues outpaced a 31.6% increase in operating expenses. Operating margins were (0.2)% in 2009 and 4.5% in 2010.

Depreciation and amortization, prior to adjusting for inter-segment transactions, increased by 28.4%, or (Won)57 billion, from (Won)200 billion in 2009 to (Won)257 billion in 2010. Property and equipment and intangible assets, prior to adjusting for inter-segment transactions, increased by 113.8%, or (Won)705 billion, from (Won)619 billion in 2009 to (Won)1,324 billion in 2010.

Operating Results—2008 Compared to 2009

The following table presents selected income statement data and changes therein for 2008 and 2009.

	For the Year Ended December 31,				Changes
					2008 vs. 2009
	2008		2009		Amount		%
	(In billions of Won)
Operating revenues	(Won)	19,587	(Won)	19,644	(Won)	57	0.3%
Operating expenses		18,144		18,673		529	2.9

Operating income		1,443		971		(472)	(32.7)
Net non-operating income (expense)		(733)		(251)		482	(65.8)

Income from continuing operations before income tax expense		710		719		9	1.3
Income tax expense on continuing operations		168		108		(60)	(35.7)
Income (loss) from discontinued operations		(29)		(2)		27	93.1

Net income	(Won)	513	(Won)	610	(Won)	97	18.9%

Operating Revenues

The following table presents a breakdown of our operating revenues and changes therein for 2008 and 2009.

	For the Year Ended December 31,				Changes
					2008 vs. 2009
	2008		2009		Amount		%
	(In billions of Won)
Mobile services	(Won)	6,424	(Won)	6,646	(Won)	222	3.5%
Fixed-line telephone services:
Local service revenues		2,752		2,674		(78)	(2.8)
Non-refundable service installation fee		28		17		(11)	(39.3)
Domestic long-distance revenues		587		475		(112)	(19.1)
International long-distance revenues		442		384		(58)	(13.1)
Land-to-mobile interconnection revenues		1,391		1,147		(244)	(17.5)

Sub-total		5,200		4,697		(503)	(9.7)
Internet services:
Broadband internet access service		2,041		1,942		(99)	(4.9)
Other Internet-related services		440		507		67	15.2

Sub-total		2,481		2,449		(32)	(1.3)
Goods sold		3,066		3,397		331	10.8
Data communication services		1,336		1,314		(22)	(1.6)
Other		1,080		1,141		61	5.6

Total operating revenues	(Won)	19,587	(Won)	19,644	(Won)	57	0.3%

Total operating revenues increased by 0.3%, or (Won)57 billion, from (Won)19,587 billion in 2008 to (Won)19,644 billion in 2009 primarily due to increases in our mobile handset sales, mobile service revenues and other operating revenues, the impact of which was partially offset by decreases in our fixed-line telephone service revenues, Internet service revenues and data communication service revenues.

Mobile Services

Mobile service revenues increased by 3.5%, or (Won)222 billion, from (Won)6,424 billion in 2008 to (Won)6,646 billion in 2009 primarily due to a 4.5% increase in the number of mobile subscribers from 14.4 million as of December 31, 2008 to 15.0 million as of December 31, 2009.

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

•

Domestic long-distance revenues decreased by 19.1%, or (Won)112 billion, from (Won)587 billion in 2008 to (Won)475 billion in 2009 primarily due to a decrease in the number of domestic long-distance call minutes in 2009 compared to 2008 primarily due to the substitution effect from increase in usage of mobile telephone services and Internet phone services. The effect of such decreases was partially offset by participation by some of our subscribers in optional flat rate plans.

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

Internet Services

Our Internet service revenues decreased by 1.3%, or (Won)32 billion, from (Won)2,481 billion in 2008 to (Won)2,449 billion in 2009 primarily due to a decrease in broadband Internet access service revenues, the impact of which was partially offset by an increase in other Internet-related service revenues. Specifically:

•

Broadband Internet access service revenues decreased by 4.9%, or (Won)99 billion, from (Won)2,041 billion in 2008 to (Won)1,942 billion in 2009, primarily due to discounts offered to long-term subscribers and bundled products in 2009. The effect of such decreases was offset in part by an increase in the number of fixed-line olleh Internet subscribers from 6.7 million subscribers as of December 31, 2008 to 7.0 million subscribers as of December 31, 2009.

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

Others

Other operating revenues increased by 5.6%, or (Won)61 billion, from (Won)1,080 billion in 2008 to (Won)1,141 billion in 2009 primarily due to an increase in revenues from real estate development activities.

Operating Expenses

The following table presents a breakdown of our operating expenses and changes therein for 2008 and 2009.

	For the Year Ended December 31,				Changes
					2008 vs. 2009
	2008		2009		Amount		%
	(In billions of Won)
Salaries and wages	(Won)	2,268	(Won)	2,193	(Won)	(75)	(3.3)%
Severance indemnities		361		1,128		767	212.5
Depreciation		3,214		2,874		(340)	(10.6)
Commissions		1,354		1,262		(92)	(6.8)
Interconnection charges		1,234		1,227		(7)	(0.6)
Cost of goods sold		2,365		3,119		754	31.9
Promotion expenses		1,080		1,122		42	3.9
Sales commissions		2,130		1,805		(325)	(15.3)
Others (1)		4,138		3,943		(195)	(4.7)

Total operating expenses	(Won)	18,144	(Won)	18,673	(Won)	529	2.9%

(1)	Including transfer to other accounts.

Total operating expenses increased by 2.9%, or (Won)529 billion, from (Won)18,144 billion in 2008 to (Won)18,673 billion in 2009 primarily due to increases in severance indemnities related to special voluntary early retirement programs and cost of goods sold, the impact of which was partially offset by decreases in depreciation, sales commissions and commissions. Specifically:

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

These factors were partially offset by the following:

•	Depreciation decreased by 10.6%, or (Won)340 billion, from (Won)3,214 billion in 2008 to (Won)2,874 billion in 2009 reflecting a general decrease in our capital expenditures through 2009.

•

Sales commissions, which primarily relate to procurement of mobile subscribers and mobile handset sales by our independent dealers, decreased by 15.3%, or (Won)325 billion, from (Won)2,130 billion in 2008 to (Won)1,805 billion in 2009 primarily due to a decrease in the number of new mobile subscribers.

Operating Income

Due to the factors described above, our operating income decreased by 32.7%, or (Won)472 billion, from (Won)1,443 billion in 2008 to (Won)971 billion in 2009. Our operating margin, which is operating income as a percentage of operating revenues, decreased from 7.4% in 2008 to 4.9% in 2009.

Non-Operating Income (Expenses)

The following table presents a breakdown of our non-operating income and expenses on a net basis and changes therein for 2008 and 2009.

					Changes
	For the Year Ended December 31,				2008 vs. 2009
	2008		2009		Amount		%
	(In billions of Won)
Interest income	(Won)	151	(Won)	197	(Won)	46	30.5%
Interest expense		(480)		(505)		(25)	5.2
Net foreign currency transaction gain (loss)		3		(4)		(7)	N.A.
Net foreign currency translation gain (loss)		(762)		223		985	N.A.
Net gain on disposal of equity method investment securities		—		62		62	N.M.
Net loss on disposal of property and equipment		(90)		(119)		(29)	32.6
Reversal of impairment loss on property and equipment		6		103		97	1,616.7
Net gain on settlement of derivatives		8		1		(7)	(87.5)
Net gain (loss) on valuation of derivatives		640		(174)		(814)	N.A.
Net other gains (losses)		(208)		(35)		173	(83.2)

Net non-operating income (expenses)	(Won)	(733)	(Won)	(251)	(Won)	482	(65.8)%

N.A.	means not applicable.

N.M.	means not meaningful.

Our net non-operating expenses decreased by 65.8%, or (Won)482 billion, from (Won)733 billion in 2008 to (Won)251 billion in 2009 primarily due to net foreign currency translation loss in 2008 compared to net foreign currency translation gain in 2009, an increase in reversal of impairment loss on property and equipment and net loss on disposal of equity method investment securities in 2008 compared to net gain on disposal of equity method investment securities in 2009, the impact of which was partially offset by net gain on valuation of derivatives in 2008 compared to net loss on valuation of derivatives in 2009. Specifically:

•

We recorded net foreign currency translation loss of (Won)762 billion in 2008 compared to net foreign currency translation gain of (Won)223 billion in 2009 as the Market Average Exchange Rate of the Won against the U.S. dollar depreciated from (Won) 938.2 to US$1.00 as of December 31, 2007 to (Won)1,257.5 to US$1.00 as of December 31, 2008 but appreciated to (Won)1,167.6 to US$1.00 as of December 31, 2009. The impact of such foreign currency translation gain/loss was largely offset by loss/gain from valuation of derivatives discussed below.

•

Our reversal of impairment loss on property and equipment increased sixteen-fold, or (Won)97 billion, from (Won)6 billion in 2008 to (Won)103 billion in 2009 primarily due to an increase in compensation that we received from third parties for relocation of our property and equipment that resulted in impairment loss.

•	We did not record any net gain on disposal of equity method investment securities in 2008 compared to net gain on disposal of equity method investment securities of (Won)62 billion in

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

Income Taxes Expense on Continuing Operations

Our income tax expense on continuing operations decreased by 35.7%, or (Won)60 billion, from (Won)168 billion in 2008 to (Won)108 billion in 2009 primarily due to decreases from changes in deferred income tax assets unrecognized related to equity method investment securities as well as tax rate changes, the impact of which was partially offset by a decrease in tax credits. See Note 26 to the Consolidated Financial Statements. Our effective tax rate decreased from 23.7% in 2008 to 15.1% in 2009, primarily due to higher tax credit carryforwards in 2009 compared to 2008. We had net deferred income tax assets of (Won)551 billion as of December 31, 2009.

Net Income

Due to the factors described above, our net income increased by 18.9%, or (Won)97 billion, from (Won)513 billion in 2008 to (Won)610 billion in 2009. Our net income margin, which is net income as a percentage of operating revenues, increased from 2.6% in 2008 to 3.1% in 2009.

Segment Results—Personal Customer Group

Our operating revenues for this segment, prior to adjusting for inter-segment transactions, increased by 11.6%, or (Won)968 billion, from (Won)8,346 billion in 2008 to (Won)9,314 billion in 2009, primarily due to an increase in the number of mobile subscribers as well as an increase in HSDPA-compatible handsets and smart phones sold.

Our operating income, prior to adjusting for inter-segment transactions, increased by 129.1%, or (Won)586 billion, from (Won)454 billion in 2008 to (Won)1,040 billion in 2009, as the 11.6% increase in the segment’s operating revenues outpaced a 4.8% increase in operating expenses, primarily due to the reasons discussed above. Operating margin increased from 5.4% in 2008 to 11.2% in 2009.

Depreciation and amortization, prior to adjusting for inter-segment transactions, decreased by 9.3%, or (Won)104 billion, from (Won)1,118 billion in 2008 to (Won)1,014 billion in 2009. Property and equipment and intangible assets, prior to adjusting for inter-segment transactions, decreased by 3.7%, or (Won)181 billion, from (Won)4,938 billion in 2008 to (Won)4,757 billion in 2009.

Segment Results—Home Customer Group and Enterprise Customer Group

Our operating revenues for this segment, prior to adjusting for inter-segment transactions, decreased by 14.2%, or (Won)1,676 billion, from (Won)11,785 billion in 2008 to (Won)10,109 billion in 2009, primarily due to a decrease in fixed-line telephone service revenues, the impact of which was partially offset by an increase in revenues from Internet-related services.

We recorded operating income, prior to adjusting for inter-segment transactions, of (Won)1,113 billion in 2008 compared to operating loss of (Won)44 billion in 2009, as the 14.2% decrease in the segment’s operating revenues outpaced a 4.9% decrease in operating expenses, primarily due to the reasons discussed above. Operating margins were 9.4% in 2008 and (0.4)% in 2009.

Depreciation and amortization, prior to adjusting for inter-segment transactions, decreased by 6.8%, or (Won)150 billion, from (Won)2,205 billion in 2008 to (Won)2,055 billion in 2009. Property and equipment and intangible assets, prior to adjusting for inter-segment transactions, decreased by 1.6%, or (Won)173 billion, from (Won)10,826 billion in 2008 to (Won)10,653 billion in 2009.

Segment Results—Others

Our operating revenues for this segment, prior to adjusting for inter-segment transactions, increased by 3.0%, or (Won)70 billion, from (Won)2,354 billion in 2008 to (Won)2,424 billion in 2009, primarily due to an increase in revenues from our media intellectual property rights.

We recorded operating income, prior to adjusting for inter-segment transactions, of (Won)29 billion in 2008 compared to operating loss of (Won)5 billion in 2009, as the 4.4% increase in the segment’s operating expenses outpaced a 3.0% increase in operating revenues, primarily due to the reasons discussed above. Operating margins were 1.2% in 2008 and (0.2)% in 2009.

Depreciation and amortization, prior to adjusting for inter-segment transactions, increased by 26.6%, or (Won)42 billion, from (Won)158 billion in 2008 to (Won)200 billion in 2009. Property and equipment and intangible assets, prior to adjusting for inter-segment transactions, decreased by 6.2%, or (Won)41 billion, from (Won)660 billion in 2008 to (Won)619 billion in 2009.

Item 5.B.  Liquidity and Capital Resources

The following table sets forth the summary of our cash flows determined in accordance with Korean GAAP for the periods indicated.

	For the Years Ended December 31,
	2008		2009		2010
	(In billions of Won)
Net cash provided by operating activities	(Won)	2,920	(Won)	3,399	(Won)	3,245
Net cash used in investing activities		(3,532)		(2,872)		(3,436)
Net cash provided by (used in) financing activities		1,051		(930)		(129)
Cash and cash equivalents at beginning of period		1,385		1,891		1,538
Cash and cash equivalents at end of period		1,891		1,538		1,193
Net increase (decrease) in cash and cash equivalents		506		(353)		(345)

Capital Requirements

Historically, our capital requirements consisted principally of purchases of property and equipment and other assets and repayments of borrowings. In our investing activities, we used cash of (Won)3,362 billion in 2008, (Won)2,774 billion in 2009 and (Won)3,239 billion in 2010 for the acquisition of property and equipment, primarily construction-in-progress. In our financing activities, we used cash of (Won)2,147 billion in 2008, (Won)1,446 billion in 2009 and (Won)1,895 billion in 2010 for repayment of current portion of bonds and long-term borrowings.

In recent years, we have also required capital for acquisitions of treasury shares for retirement and payments of retirement and severance benefits related to our early retirement programs. For the acquisition of treasury shares for retirement, we spent (Won)74 billion in 2008, (Won)528 billion in 2009 and (Won)0.3 billion in 2010. Subsequent to such repurchases, we retired most of the treasury shares that we repurchased. We also recorded payments of severance benefits of (Won)221 billion in 2008, (Won)1,345 billion in 2009 and (Won)1,249 billion in 2010. In 2009 and 2010, our payments were particularly high due to a special voluntary early retirement program held in December 2009 in which we received applications for voluntary early retirement from employees who had been employed by us for more than 15 years and provided them with additional financial incentives to retire early. The special voluntary early retirement program resulted in the early retirement of 5,992 employees out of 25,340 eligible employees.

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

Our cash dividends amounted to (Won)409 billion in 2008, (Won)229 billion in 2009 and (Won)494 billion in 2010.

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

Payments of contractual obligations and commitments will also require considerable resources. In our ordinary course of business, we routinely enter into commercial commitments for various aspects of our operations, including repair and maintenance. We have also provided guarantees to our affiliates. See 18 to the Consolidated Financial Statements for a disclosure of the guarantees provided.

The following table sets forth selected information regarding our contractual obligations to make future payments as of December 31, 2010:

	Payments Due by Period
Contractual Obligations (1)	Total		Less than 1 Year		1-3 Years		4-5 Years		After 5 Years
	(In billions of Won)
Long-term debt obligations (including current portion of long-term debt)	(Won)	9,686	(Won)	2,437	(Won)	3,825	(Won)	2,432	(Won)	1,082
Capital lease obligations		22		6		16		—		—
Operating lease obligations		8		5		3		—		—
Severance payment obligations		469		3		9		62		395
Long-term accounts payable—others		170		170		—		—		—

Total	(Won)	10,355	(Won)	2,621	(Won)	3,853	(Won)	2,494	(Won)	1,477

Estimate of interest payment based on contractual interest rates effective as of December 31, 2010	(Won)	1,406	(Won)	449	(Won)	573	(Won)	206	(Won)	179

(1)	Contractual obligations represent contractual liabilities as of the consolidated balance sheet date excluding refundable deposits for telephone installation and accruals for customer call bonus points, which do not have definitive payment schedules.

Capital Resources

We have traditionally met our working capital and other capital requirements principally from cash provided by operations, while raising the remainder of our requirements primarily through debt financing. From time to time, we have also disposed of our treasury shares to meet our capital requirements.

Our major sources of cash have been net cash provided by operating activities, including net income, expenses not involving cash payments such as depreciation and amortization, and proceeds from issuance of bonds and long-term borrowings. We expect that these sources will continue to be our principal sources of cash in the future. Net income was (Won)513 billion in 2008, (Won)610 billion in 2009 and (Won)1,193 billion in 2010 due to the reasons discussed in Item 5.A. Operating Results. Depreciation and amortization was (Won)3,703 billion in 2008, (Won)3,361 billion in 2009 and (Won)3,285 billion in 2010 primarily reflecting our capital investment activities during the recent years. Aggregate cash proceeds from issuance of bonds and long-term borrowings were (Won)3,780 billion in 2008, (Won)1,499 billion in 2009 and (Won)2,035 billion in 2010. We also met the capital required for the June 2009 merger with KTF through delivery of 45,629,480 treasury shares and 700,108 shares of our newly issued common shares to KTF shareholders in consideration of the merger. As of December 31, 2010, we held 17,895,964 treasury shares.

We believe that we have sufficient working capital available to us for our current requirements and that we have a variety of alternatives available to us to satisfy our financial requirements to the extent that they are not met by funds generated by operations, including the issuance of debt securities and bank borrowings denominated in Won and various foreign currencies. For example, we updated our Medium Term Note program in June 2005 from US$1 billion to US$2 billion, of which US$700 million remained unused as of December 31, 2010. However, our ability to rely on some of these alternatives could be affected by factors such as the liquidity of the Korean and the global financial markets, prevailing interest rates, our credit rating and the Government’s policies regarding Won currency and foreign currency borrowings. Other factors which could materially affect our liquidity in the future include unanticipated increase in capital expenditures and decrease in cash provided by operations resulting from a significant decrease in demand for our services. We may also need to raise additional capital sooner than we expect in order to fund unanticipated investments and acquisitions.

Our total shareholders’ equity was (Won)11,088 billion as of December 31, 2008, (Won)10,667 billion as of December 31, 2009 and (Won)11,496 billion as of December 31, 2010.

Liquidity

We had a working capital (current assets minus current liabilities) surplus of (Won)1,833 billion as of December 31, 2008, (Won)1,031 billion as of December 31, 2009 and (Won)643 billion as of December 31, 2010. The following table sets forth the summary of our significant current assets for the periods indicated.

	As of December 31,
	2008		2009		2010
	(In billions of Won)
Cash and cash equivalents, net	(Won)	1,891	(Won)	1,538	(Won)	1,193
Short-term investment assets		417		444		166
Trade accounts receivable, net		3,015		3,622		3,843
Inventories, net		425		699		656

Our cash, cash equivalents and short-term investment assets maturing within one year totaled (Won)2,308 billion as of December 31, 2008, (Won)1,982 billion as of December 31, 2009 and (Won)1,359 billion as of December 31, 2010. Under Korean GAAP, bank deposits and all highly liquid temporary cash instruments within maturities of three months are considered as cash equivalents. Short-term investment assets primarily consist of time and trust deposits with maturities between four to twelve months and short-term loans and current portion of securities such as beneficiary certificates and available-for-sale securities.

The following table sets forth the summary of our significant current liabilities for the periods indicated:

	As of December 31,
	2008		2009		2010
	(In billions of Won)
Trade accounts payable	(Won)	834	(Won)	1,485	(Won)	1,531
Short-term borrowings		274		368		469
Current portion of bonds and long-term borrowings, net		1,440		1,690		2,435
Other accounts payable		1,476		2,439		1,620
Accrued expenses		528		483		554

As of December 31, 2010, we entered into various commitments with financial institutions totaling (Won)2,722 billion and US$101 million. See Note 18 to the Consolidated Financial Statements. As of December 31, 2010, (Won)563 billion and US$19 million were outstanding under these facilities. We have not had, and do not believe that we will have, difficulty gaining access to short-term financing sufficient to meet our current requirements.

Capital Expenditures

We used cash of (Won)3,362 billion in 2008, (Won)2,774 billion in 2009 and (Won)3,239 billion in 2010 for the acquisition of property and equipment, primarily construction-in-progress.

Our current capital expenditure plan, on a non-consolidated basis, calls for the expenditure of approximately (Won)3,200 billion in 2011, which may be adjusted depending on market conditions and our results of operations. The principal components of our capital investment plans are:

•	approximately (Won)476 billion in general expansion and modernization of our network infrastructure;

•	approximately (Won)1,026 billion in capital investments for IMT-2000 (W-CDMA) service;

•	approximately (Won)100 billion in capital investments for WiBro service;

•	approximately (Won)186 billion in capital investments for IP-TV service; and

•	approximately (Won)127 billion in capital investments for development of services over Internet protocol.

Inflation

We do not consider that inflation in Korea has had a material impact on our results of operations in recent years. Inflation in Korea was 4.7% in 2008, 2.8% in 2009 and 2.9% in 2010. See “Item 3. Key Information—Item 3.D. Risk Factors—Korea is our most important market, and our current business and future growth could be materially and adversely affected if economic conditions in Korea deteriorate.”

Recent Accounting Pronouncements in Korean GAAP

We did not adopt any significant Korean accounting standards issued or revised in 2010.

U.S. GAAP Reconciliation

In 2008, we recorded net income of (Won)573 billion under U.S. GAAP compared to net income of (Won)513 billion under Korean GAAP, primarily because of difference in the treatment of reversal of goodwill amortization and depreciation. In 2009, we recorded net income of (Won)840 billion under U.S. GAAP compared to net income of (Won)610 billion under Korean GAAP, primarily because of difference in the treatment of service installation fees, reversal of goodwill amortization and depreciation. In 2010, we recorded net income of (Won)1,196 billion under U.S. GAAP compared to net income of (Won)1,193 billion under Korean GAAP. Total equity under U.S. GAAP is lower than under Korean GAAP by (Won)478 billion as of December 31, 2008, (Won)211 billion as of December 31, 2009 and (Won)396 billion as of December 31, 2010.

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

In July 2009, the FASB issued the FASB Accounting Standard Codification (“Codification” or “ASC”), which became the single source of authoritative U.S. GAAP. Following the Codification, the FASB will not issue any new standard in the form of Statements, FASB Staff Positions or Emerging Issues Task Force Abstracts. Instead, it will issue Accounting Standards Updates (“ASU”), which will serve to update the Codification, provide background information about the guidance and provide the basis for conclusions on the changes to the Codification. We adopted the Codification, as required, for annual periods ending after September 15, 2009. As a result, references to accounting literature contained in our financial disclosures have been updated to reflect the new ASC structure.

In June 2009, the FASB amended the consolidation rules related to Variable Interest Entities (“VIEs”). The new rules expand the primary beneficiary analysis to incorporate a qualitative review of which entity controls and directs the activities of the VIE. The amendments also modify the rules regarding the frequency of ongoing reassessments of whether a company is the primary beneficiary. Under the revised guidance, we are required to perform ongoing reassessments as opposed to only when certain triggering events occur, as was previously required. We adopted the new guidance in 2010 with no material impact on our consolidated financial statements.

In October 2009, the FASB issued ASU No. 2009-13, “Multiple-Deliverable Revenue Arrangements” (“ASU No. 2009-13”). The update addresses how revenues should be allocated among all products and services included in sales arrangements. It establishes a selling price hierarchy for determining the selling price of each product or service, with vendor-specific objective evidence at the highest level, third-party evidence of selling price at the intermediate level, and the best estimate of the selling price at the lowest level. It replaces “fair value” with “selling price” in revenue allocation guidance, eliminates the residual method as an acceptable allocation method and requires the use of the relative selling price method as the basis for allocation. It also significantly expands the disclosure requirements for such arrangements, including, potentially, certain qualitative disclosures. ASU No. 2009-13 will be effective prospectively for sales entered into or materially modified in fiscal years beginning on or after June 15, 2010. The FASB permits early adoption of ASU No. 2009-13, applied retrospectively, to the beginning of the year of adoption. We adopted ASU No. 2009-13 in 2010 with no material impact on our consolidated financial statements.

In October 2009, the FASB issued ASU No. 2009-14, “Certain Revenue Arrangements That Include Software Elements” (“ASU No. 2009-14”). The update clarifies the guidance for allocating and measuring revenue, including how to identify software that is out of the scope. The update also amends accounting and reporting guidance for revenue arrangements involving both tangible products and software that is “more than incidental to the tangible product as a whole.” Such types of software and hardware will be outside of the scope of software revenue guidance, and the hardware components will also be outside of the scope of software revenue guidance and may result in more revenue recognized at the time of the hardware sale. Additional disclosures will discuss allocation of revenue to products and services in sales arrangements and the significant judgments applied in the revenue allocation method, including impacts on the timing and amount of revenue recognition. ASU 2009-14 will be effective prospectively for revenue arrangements entered into or materially modified in fiscal years beginning on or after June 15, 2010. ASU No. 2009-14 has the same effective date, including early adoption provisions, as ASU No. 2009-13. We must adopt ASU No. 2009-14 and ASU No. 2009-13 at the same time. We adopted ASU No. 2009-14 in 2010 with no material impact on our consolidated financial statements.

In December 2009, the FASB issued ASU No. 2009-16, “Transfers and Servicing” (“ASU No. 2009-16”). This update removes the concept of a qualifying special-purpose entity (“QSPE”) and creates more stringent conditions for reporting a transfer of a portion of financial asset as sale. To determine if a transfer is to be accounted for as sale, the transferor must assess whether it and all of the entities included in its consolidated financial statements have surrendered control of the assets. This update became effective on January 1, 2010, with adoption applied prospectively for transfers that occur on and after the effective date. The elimination of the QSPE concept required an entity to retrospectively assess all current off-balance sheet QSPE structures for consolidation under ASC Topic 810, “Consolidation,” and record a cumulative-effect adjustment to retained earnings for any consolidation change. Retrospective application of ASU No. 2009-16, particularly the QSPE removal, was assessed as part of the analysis required from ASU No. 2009-17, “Improvements to Financial Reporting by Enterprises Involved with Variable Interest Entities.”

In December 2009, the FASB issued ASU No. 2009-17. This update addressed the primary beneficiary assessment criteria for determining whether an entity is required to consolidate a VIE. This update requires an entity to determine whether it is the primary beneficiary by performing a qualitative assessment, rather than using the quantitative-based model required under the previous accounting guidance. The qualitative assessment consists of determining whether the entity has both the power to direct the activities that most significantly impact the VIE’s economic performance and has the right to receive benefits or obligation to absorb losses that could potentially be significant to the VIE. This update became effective on January 1, 2010. We adopted ASU No. 2009-16 and No. 2009-17 in 2010 with no material impact on our consolidated financial statements.

In January 2010, the FASB amended the disclosure guidance related to fair value measurements. The amended disclosure guidance requires new fair value measurement disclosures and clarifies existing fair value measurement disclosure requirements. The amended disclosure guidance related to disclosures about purchases, sales, issuances and settlements of Level 3 instruments became effective for fiscal years beginning after December 15, 2010. The remaining amended disclosure guidance will be effective for annual reporting periods beginning after December 15, 2009. We adopted this guidance in 2010 with no material impact on our financial statements.

In January 2010, the FASB issued authoritative guidance for improving disclosures about fair value measurements, which requires new and amended disclosure requirements for classes of assets and liabilities, inputs and valuation techniques and transfers between levels of fair value measurements and accounting for distributions to shareholders with components of stock and cash, which clarifies the accounting for distributions to shareholders that offer them the ability to elect to receive their entire distribution in cash or shares of equivalent value. This guidance became effective in January 2010. We adopted this guidance in 2010 with no material impact on our consolidated financial statements.

In February 2010, the FASB issued ASU 2010-09 to amend ASC 855, Subsequent Events to address certain implementation issues. The amendments remove the requirement for an SEC filer to disclose a date in both issued and revised financial statements. Revised financial statements include financial statements revised as a result of either correction of an error or retrospective application of U.S. GAAP. Additionally, the FASB has clarified that if the financial statements have been revised, then an entity that is not an SEC filer should disclose both the date that the financial statements were issued or available to be issued and the date the revised financial statements were issued or available to be issued. The amendment is effective for interim or annual periods ending after June 15, 2010. We adopted this guidance in 2010 with no material impact on our consolidated financial statements.

In July 2010, the FASB issued ASU 2010-20 to provide financial statement users with greater transparency about an entity’s allowance for credit losses and the credit quality of its financing receivables. This amendment is intended to provide additional information to assist financial statement users in assessing an entity’s credit risk exposures and evaluating the adequacy of its allowance for credit losses. The disclosures as of the end of a reporting period are effective for interim and annual reporting periods ending on or after December 15, 2010. The disclosures about activity that occurs during a reporting period are effective for interim and annual reporting periods beginning on or after December 15, 2010. We adopted ASU 2010-20 in 2010 and disclosed the additional information related to credit risk in our consolidated financial statements.

Item 5.C.  Research and Development, Patents and Licenses, Etc.

In order to maintain our leadership in the converging telecommunications business environment and develop additional platforms, services and applications, we operate:

•	a technology strategy center;

•	a technology development center;

•	a central R&D laboratory;

•	a network R&D laboratory; and

•	an economics and management research laboratory.

As of December 31, 2010, these research centers employed a total of 512 researchers and employees. As of April 30, 2011, our researchers and employees at our research centers had 82 doctoral degrees and 249 master’s degrees. As of December 31, 2010, KT Corporation had 5,945 registered patents domestically and 456 registered patents internationally.

Under the Information and Communications Industry Promotion Act, network service providers and specific service providers are obligated to contribute 0.75% and 0.5% of their total annual revenues, respectively, to the Institute of Information Technology Advancement, which uses the fund to promote research and development in information technology. We make contributions as a network service provider and specific service provider to the Korean government (Information and Telecommunication Improvement Fund), the Korea Electronic Telecommunication Research Institute and other research and development institutes. Including such contributions, total expenditures on research and development were (Won)283 billion in 2008, (Won)263 billion in 2009 and (Won)295 billion in 2010.

In recent years, we have focused our research and development efforts in the following areas:

•	open IP-TV service platform;

•	smart home solutions;

•	location-based services and social network services;

•	cloud service platform;

•	network technologies for backbone and access network; and

•	future network structure and solutions.

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

All of our directors are elected at the general shareholders’ meeting. If the total assets of a company listed on the KRX KOSPI Market as of the end of the preceding year exceeds (Won)2,000 billion, which is the case with us, the Commercial Code of Korea requires such company to have more than three outside directors with more than half of its total directors being outside directors. The term of office for all directors is up to three years, but the term is extended to the close of the annual shareholders’ meeting convened with respect to the last fiscal year of the term. If the term of office for the director ends before the close of the annual general meeting of shareholders convened with respect to the last fiscal year within such term of office and a new director is appointed, the term of office for such new director will be the remaining term of office of his or her predecessor.

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

Upon the request of any director, a meeting of the board of directors will be assembled. The chairperson of the board of directors is elected from among the outside directors by a resolution of the board of directors. The term of office of the chairperson is one year.

Our current directors are as follows:

Name	Position	Director Since	Date of Birth	Expiration of Term of Office
Non-Independent Directors (1)

Suk-Chae Lee	Chief Executive Officer	January 2009	September 11, 1945	2012
Sang-Hoon Lee	President	March 2009	January 24, 1955	2012
Hyun-Myung Pyo	President	March 2009	October 21, 1958	2012

Outside Directors (1)

E. Han Kim	Chairperson of the Board of Directors, Chair Professor, University of Michigan	March 2009	May 27, 1946	2012
Choon-Ho Lee	Chairperson of the Board of Directors of Korea Educational Broadcasting System	March 2009	July 22, 1945	2012
Jeung-Soo Huh	Professor, Kyungpook National University	March 2009	June 10, 1960	2012
Jong-Hwan Song	Professor, Myongji University	March 2010	September 5, 1944	2013
Hae-Bang Chung	Professor, School of Law, Konkuk University	March 2010	September 1, 1950	2013
Chan-Jin Lee	Chief Executive Officer, DreamWiz Inc.	March 2010	October 25, 1965	2013
Hyun Nak Lee	Consultant, Kyonggi Ilbo	March 2011	November 4, 1941	2014
Byong Won Bahk	Visiting Professor, School of Business, Seoul National University	March 2011	September 24, 1952	2014

(1)	All of our standing and outside directors beneficially own less than one percent of the issued shares of KT Corporation in the aggregate.

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

Hyun-Nak Lee has served as our outside director since March 2011. He is currently a consultant at Kyonggi Ilbo and was formerly a chief executive officer of Kyonggi Ilbo and an executive director and chief editor of Donga Ilbo. Mr. Lee holds a master’s degree in economics from Seoul National University.

Byong-Won Bahk has served as our outside director since March 2011. He is currently a visiting professor at Seoul National University School of Business. He was formerly a vice minister of the Ministry of Finance and Economy, a chief executive officer and chairperson of board of directors at Woori Finance Holdings Co., Ltd. and a chairperson of board of directors at Woori Bank. Mr. Bahk holds a master’s degree in economics from Washington University.

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

Under our articles of incorporation, the Chief Executive Officer Candidate Nominating Committee must submit a draft management contract between the company and the candidate covering the management objectives of the company to the shareholders’ meeting at the time of nomination of the candidate to the meeting. When the draft management contract has been approved at the shareholders’ meeting, the company enters into such management contract with the Chief Executive Officer. In such case, the chairperson of the Chief Executive Officer Candidate Nominating Committee, on behalf of the company, signs the management contract.

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

The current executive officers are as follows:

Name (1)	Title and Responsibilities	Current Position Held Since	Years with the Company	Date of Birth
Ho-Ick Suk	Vice Chairperson, Corporate Relations Group	June 2009	2	November 27, 1952
Seong-Bok Jeong	President, Legal & Ethics Office	January 2009	2	December 7, 1954
Yu-Yeol Seo	President, Home Customer Group	January 2010	33	September 9, 1956
Doo-Whan Choi	President, Corporate Technology Group	December 2006	4	January 10, 1954
Sam-Soo Pyo	President, Senior Advisor	December 2010	2	December 12, 1953
Il-Young Kim	Senior Executive Vice President, Corporate Center	January 2010	2	September 8, 1956
Sung-Man Kim	Senior Executive Vice President, Network Group	January 2009	28	October 3, 1956
Jung-Hee Song	Senior Executive Vice President, System Integration Group	January 2011	0	February 18, 1958
Han-Suk Kim	Senior Executive Vice President, Global Business Unit	January 2010	21	January 12, 1956
Hong-Jin Kim	Senior Executive Vice President, STO Support Unit	September 2010	1	April 25, 1953
In-Sung Jeon	Senior Executive Vice President, Group Shared Service Group	January 2010	31	October 9, 1958
Gyoo-Taek Nam	Executive Vice President, Corporate Center Synergy Management Office	October 2010	25	February 6, 1961
Sang-Jik Lee	Executive Vice President, Legal Affairs Center	June 2009	2	September 6, 1965

Name (1)	Title and Responsibilities	Current Position Held Since	Years with the Company	Date of Birth
Kyu-Shik Shin	Executive Vice President, Public Customer Business Unit	January 2011	0	June 7, 1957
Sang-Hong Lee	Executive Vice President, Technology Strategy Office	January 2010	27	August 13, 1955
Kyung-Soo Lee	Executive Vice President, Fixed and Mobile Network Strategy Business Unit	December 2010	19	February 5, 1960
Tae-Il Park	Executive Vice President, Network Technical Support Unit	January 2010	33	February 24, 1956
Hyun-Mi Yang	Executive Vice President, Combined Customer Strategy Unit	December 2010	2	December 4, 1963
Young-Hee Song	Executive Vice President, Contents and Media Business Unit	December 2010	2	February 10, 1961
Young-Hee Lee	Executive Vice President, Group Consulting Support Office	December 2010	30	August 7, 1957
Eun-Hye Kim	Executive Vice President, GMC Strategy Office	December 2010	0	January 6, 1971
Yeon-Hak Kim	Executive Vice President, Value Management Office	June 2009	24	May 17, 1962
Hong-Seok Seo	Executive Vice President, External Support Office	January 2011	0	November 20, 1960
Yong-Taek Cho	Executive Vice President, Corporate Relations Support Office	July 2009	2	September 7, 1954
Gil-Joo Lee	Executive Vice President, Public Relations Office	November 2006	35	September 20, 1955
Sang-Hyo Kim	Executive Vice President, Human Resource Office	May 2010	1	April 1, 1956
Tae-Yol Yoo	Executive Vice President, Economics & Management Research Laboratory	January 2009	27	April 4, 1960
Jeong-Tae Park	Executive Vice President, Purchasing Strategy Office	January 2009	27	December 10, 1959
Jung Hwa	Senior Vice President, Corporate Center Group Strategy Department	December 2010	22	August 10, 1964
Se-Hyun Oh	Senior Vice President, Corporate Center New Business Strategy Department	January 2011	0	July 2, 1963
Dong-Hyun Han	Senior Vice President, Corporate Center Strategic Investment Department	January 2009	3	June 26, 1967
Tae-Ki Min	Senior Vice President, Synergy Management Office Marketing Alignment Department	December 2010	23	August 7, 1962
Sun-Cheol Gweon	Senior Vice President, Synergy Management Office Investment Management Department	December 2010	20	March 1, 1962
Eun-Soo Park	Senior Vice President, Ethical Management Department	January 2010	21	January 10, 1962
Hyun-Mo Gu	Senior Vice President, Personal Customer Strategy Unit	December 2010	24	January 13, 1964
Kuk-Hyun Kang	Senior Vice President, Personal Marketing Strategy Department	January 2010	22	September 8, 1963
Hyung-Wook Kim	Senior Vice President, Mobile Handset Planning Department	January 2011	14	April 24, 1963
Seok-Gyoon Na	Senior Vice President, Personal Customer Business Unit	June 2009	26	October 26, 1958
Hyun-Suk Lee	Senior Vice President, Marketing Planning Department	January 2011	19	March 10, 1962
Myung-Bum Pyun	Senior Vice President, Seoul Mobile Marketing Center	June 2009	14	June 19, 1960
Chang-Young Yoon	Senior Vice President, Strategic Distribution Marketing Center	December 2010	25	February 24, 1957
Won-Sik Han	Senior Vice President, Mobile Data Business Unit	January 2010	26	October 26, 1960
Seong-Mook Oh	Senior Vice President, Mobile Network Unit	December 2010	25	August 20, 1960

Name (1)	Title and Responsibilities	Current Position Held Since	Years with the Company	Date of Birth
Tae-Il Kwon	Senior Vice President, Metropolitan Mobile Network O&M Center	December 2010	26	June 19, 1960
Tae-Hyo Ahn	Senior Vice President, Personal Fast Incubation Unit	December 2010	26	January 24, 1962
Bong-Goon Kwak	Senior Vice President, Mobile Incubation Department	January 2010	26	March 2, 1960
Hun-Mun Lim	Senior Vice President, Home Customer Strategy Unit	December 2010	24	November 15, 1960
Hye-Jung Park	Senior Vice President, Home Integrative Marketing Communication Unit	December 2010	4	May 23, 1963
Yong-Hwa Park	Senior Vice President, Home Channel Business Unit	January 2010	28	March 2, 1958
Moon-Chul Jung	Senior Vice President, Site Reformation Center	January 2010	25	August 5, 1957
Young-Lyoul Lee	Senior Vice President, Olleh TV Unit	December 2010	4	September 17, 1962
Yoon-Mo Jun	Senior Vice President, Southern Seoul Marketing Center	December 2010	14	September 6, 1960
Jin-Hoon Kim	Senior Vice President, Northern Seoul Marketing Center	December 2010	24	May 5, 1960
Jun-Soo Jung	Senior Vice President, Southern Gyeonggi Marketing Center	December 2010	19	November 2, 1962
Jong-Hack Kang	Senior Vice President, Busan Marketing Center	June 2009	25	April 5, 1959
Jung-Won Park	Senior Vice President, Gyeongnam Marketing Center	January 2010	25	July 26, 1959
Doo-Soo Jung	Senior Vice President, Incheon Marketing Center	January 2010	33	August 22, 1959
Ouk-Young Yoo	Senior Vice President, Daegu Marketing Center	December 2010	35	December 20, 1956
Ki-Hun Yoo	Senior Vice President, Northern Gyeonggi Marketing Center	January 2010	28	January 1, 1957
Moon-Hwan Lee	Senior Vice President, Corporate Customer Strategy Department	January 2009	22	October 1, 1963
Yoon-Sik Jung	Senior Vice President, Enterprise Customer Business Unit 1	December 2010	2	September 30, 1964
Kyung-Seok Park	Senior Vice President, Enterprise Customer Business Unit 2	December 2010	25	February 10, 1958
Young-Sik Park	Senior Vice President, Small & Medium Business Unit	December 2010	33	April 9, 1957
Dong-Hoon Han	Senior Vice President, Service Delivery Business Unit	December 2010	30	April 9, 1959
Ki-Soong Jang	Senior Vice President, Corporate Fast Incubation Unit	December 2010	26	October 17, 1958
Jong-Jin Chae	Senior Vice President, Corporate Product Business Unit	December 2010	26	June 25, 1961
Ju-Ouk Uhm	Senior Vice President, Northern Seoul Corporate Business Center	January 2010	26	March 17, 1960
Seung-Dong Gye	Senior Vice President, Southern Seoul Corporate Business Center	December 2010	34	June 6, 1958
Hyung-Chul Park	Senior Vice President, Southern Gyeonggi Corporate Business Center	December 2010	25	February 2, 1962
Jin-Sik Park	Senior Vice President, Daejeon Corporate Business Center	December 2010	25	August 5, 1959
Sung-Hwan Gong	Senior Vice President, Jeonnam Corporate Business Center	December 2010	25	December 21, 1960
Pan-Sik Shin	Senior Vice President, Jeonbuk Corporate Business Center	July 2009	24	February 25, 1959
Gang-Geun Lee	Senior Vice President, Gangwon Corporate Business Center	January 2010	22	June 22, 1961

Name (1)	Title and Responsibilities	Current Position Held Since	Years with the Company	Date of Birth
Dong-Myun Lee	Senior Vice President, Technology Strategy Center	December 2010	20	October 15, 1962
Yoon-Young Park	Senior Vice President, Technology Development Center	January 2010	19	April 18, 1962
Han-Wook Jung	Senior Vice President, Central R&D Laboratory	January 2010	25	January 22, 1961
Sung-Chun Lee	Senior Vice President, Fixed and Mobile Network R&D Center	December 2010	26	May 28, 1960
Hong-Bum Jun	Senior Vice President, Smart Green Development Department	January 2010	20	October 3, 1962
Cha-Hyun Yoon	Senior Vice President, Network Establishment Business Unit	December 2010	26	December 2, 1961
Yung-Sig Yoon	Senior Vice President, Network O&M Business Unit	December 2010	27	November 20, 1956
Chan-Kyung Park	Senior Vice President, Gangbuk Network O&M Center	January 2010	5	January 1, 1959
Dae-San Lee	Senior Vice President, Gangnam Network O&M Center	December 2010	24	January 10, 1961
Tae-Geun Kim	Senior Vice President, Central Network O&M Center	December 2010	28	March 16, 1059
Jong-Ok Lee	Senior Vice President, Honam Network O&M Center	December 2010	28	June 3, 1960
Jong-Seog Koh	Senior Vice President, Daegu Network O&M Center	December 2010	22	August 7, 1959
Young-Hyun Kim	Senior Vice President, Busan Network O&M Center	January 2010	33	December 19, 1958
Sang-Cheon Shim	Senior Vice President, Customer Service Business Unit	December 2010	25	May 19, 1960
Jung-Sik Suh	Senior Vice President, Cloud Computing Service Business Unit	April 2010	4	August 18, 1969
Dong-Shik Yoon	Senior Vice President, Cloud Computing Service Infrastructure Department	April 2010	23	June 9, 1963
Kyung-Kon Koh	Senior Vice President, Internet Service Business Unit	December 2010	2	April 28, 1963
Hyun-Kyu Lee	Senior Vice President, Combined Platform & Software Business Unit	January 2011	0	May 13, 1962
Jae Lee	Senior Vice President, BIT Business Center	December 2010	1	March 2, 1970
Hyung-Joon Kim	Senior Vice President, Global Planning Department	December 2010	17	November 2, 1963
Sang-Wook Kim	Senior Vice President, Global GTM2 Department	December 2010	1	February 14, 1965
Young-Mo Kwon	Senior Vice President, Satellite Business Department	December 2010	22	April 1, 1958
Joon-Shik Park	Senior Vice President, STO Support Department	November 2011	1	February 16, 1967
Gwang-Suk Shin	Senior Vice President, Value Management Department 1	December 2010	22	January 5, 1960
Sung-Jin Lee	Senior Vice President, Financial Accounting Department	January 2009	15	December 2, 1958
Hwa-Joon Cho	Senior Vice President, Finance Department	January 2010	17	February 24, 1957
Bum-Joon Kim	Senior Vice President, Investor Relations Department	September 2005	6	March 25, 1965
Jae-Geun Choi	Senior Vice President, Business Public Relations Department	January 2010	2	November 30, 1961
Hee-Soo Kim	Senior Vice President, Economics & Management Research Laboratory	March 2011	0	October 15, 1962
Sa-Il Kwon	Senior Vice President, Business Support Office	March 2010	34	January 30, 1957
Seong-Hoon Shim	Senior Vice President, Secretarial Office	January 2010	23	February 25, 1964

Name (1)	Title and Responsibilities	Current Position Held Since	Years with the Company	Date of Birth
Geun-Mook Cho	Senior Vice President, Educational Dispatch	December 2010	28	November 7, 1958
Dae-Soo Park	Senior Vice President, Educational Dispatch	December 2010	22	October 28, 1963
Choong-Seop Lee	Senior Vice President, Educational Dispatch	December 2010	11	June 3, 1958
Sun-Jong Heo	Senior Vice President, R&D	November 2010	5	March 23, 1959

(1)	All of our executive officers beneficially own less than one percent of the issued shares of KT Corporation in the aggregate.

Item 6.B.  Compensation

Compensation of Directors and Executive Officers

In 2010, the total amount of salaries, bonuses (including long-term performance-based incentives for directors) and allowances paid and accrued to all directors and executive officers of KT Corporation for services in all capacities was approximately (Won)42 billion. The aggregate amount accrued by us to provide retirement benefits to such persons was (Won)6 billion in 2010. Starting in 2009, we no longer pay long-term performance-based incentives to our outside directors.

The chairperson of the Chief Executive Officer Candidate Nominating Committee enters into an employment agreement on our behalf with our Chief Executive Officer. The employment agreement sets certain management targets to be achieved by the Chief Executive Officer, including a target for the amount of “EBITDA” to be achieved in each year. EBITDA is defined as earnings before interest, tax, depreciation and amortization. Failure to achieve certain thresholds below the targets will allow the board of directors to take actions with respect to the Chief Executive Officer’s employment, including proposing to the shareholders’ meeting an early termination of his employment. In addition, the head of each of our functional departments, the president of each of our subsidiaries and the heads of each regional head office have entered into employment agreements with the Chief Executive Officer that provide for similar management targets to be achieved by each of our departments, subsidiaries and regional head offices.

Item 6.C.  Board Practices

As of December 31, 2010, none of our non-independent or outside directors maintained directors’ service contracts with us or with any of our subsidiaries providing for benefits upon termination of employment.

Corporate Governance Committee

The Corporate Governance Committee is comprised of four outside directors and one standing director, Choon-Ho Lee, E. Han Kim, Jeung-Soo Huh, Hae-Bang Chung and Hyun-Myung Pyo. The chairperson is Choon-Ho Lee. The committee is responsible for the review of matters with respect to our Corporate Governance Guidelines and our performance under such guidelines to monitor effectiveness of our corporate governance.

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

Evaluation and Compensation Committee

The Evaluation and Compensation Committee is currently comprised of four outside directors, Jeung-Soo Huh, Choon-Ho Lee, Jong-Hwan Song and Chan-Jin Lee. The chairperson is Jeung-Soo Huh. The committee’s duties include prior review of the Chief Executive Officer’s management goals, terms and conditions proposed for inclusion in the employment contract of the Chief Executive Officer, including, but not limited to, determining whether the Chief Executive Officer has achieved the management goals, and the determination of compensation of the Chief Executive Officer and the non-independent directors. The committee members are elected by the board after the closing of the annual meeting, and the term of the committee members is for one year.

Executive Committee

The Executive Committee is currently comprised of all of the non-independent directors. The chairperson is Suk-Chae Lee. The committee’s duties include the establishment and management of branch offices, the acquisition and disposal of real estate having market value between (Won)15 billion to (Won)30 billion, making investments and providing guarantees up to (Won)30 billion, the disposal and sale of stocks of our subsidiaries, which stocks have a market value of between (Won)15 billion and (Won)30 billion, provided that no change of control with respect to such subsidiary occurs as a result of such disposal or sale, the authorization of charitable contributions between (Won)100 million to (Won)1 billion and the issuance of certain debt securities.

Related-Party Transactions Committee

The Related-Party Transactions Committee is currently comprised of four outside directors, Jong-Hwan Song, Chan-Jin Lee, Hyun-Nak Lee and Byong Won Bahk. The chairperson is Jong-Hwan Song. This committee reviews transactions between KT Corporation and its subsidiaries and ensures compliance with applicable antitrust laws. The committee members are elected by the board after the annual meeting, and the term of the committee members is for one year.

Audit Committee

Under the Commercial Code of Korea, we are required to establish an audit committee comprised of three or more outside directors comprised of at least two-thirds of the audit committee members. Audit Committee members must also meet the applicable independence criteria set forth under the rules and regulations of the Sarbanes-Oxley Act of 2002. The committee is currently comprised of E. Han Kim, Hae-Bang Chung, Hyun-Nak Lee and Byong Won Bahk. The chairperson is Hae-Bang Chung. Members of the committee are elected by our shareholders at the shareholders’ meeting. Our internal and external auditors report directly to the committee.

•	The duties of the committee include:

•	appointing independent auditors;

•	approving the appointment and recommending the dismissal of the internal auditor;

•	evaluating performance of independent auditors;

•	approving services to be provided by the independent auditors;

•	reviewing annual financial statements;

•	reviewing audit results and reports;

•	reviewing and evaluating our system of internal controls and policies; and

•	examining improprieties or suspected improprieties.

In addition, in connection with the shareholders’ meeting, the committee examines the agenda for, and financial statement and other reports to be submitted by the board of directors, at each shareholders’ meeting.

Item 6.D.  Employees

On a non-consolidated basis, we had 31,155 employees as of December 31, 2010, compared to 30,841 employees as of December 31, 2009 and 35,063 employees as of December 31, 2008. Prior to the merger with KT Corporation, KTF had 2,560 employees as of December 31, 2008.

The Voluntary Early Retirement Plans

We sponsor a voluntary early retirement plan where we provide additional financial incentives for our employees to retire early, as part of our efforts to improve operational efficiencies. In 2008, 1,141 employees retired under KT Corporation’s voluntary early retirement plan.

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

In 2010, 123 employees retired under KT Corporation’s voluntary early retirement plan. We did not have a special voluntary early retirement program in 2010.

Labor Relations

We consider our current relations with our work force to be good. However, in the past, we have experienced opposition from our labor union for our strategy of restructuring to improve our efficiency and profitability by disposing of non-core businesses and reducing our employee base.

As of December 31, 2010, about 78.6% of all employees of KT Corporation were members of the KT Trade Union. On behalf of its members, the Union negotiates with us a collective bargaining agreement every two years, and our current collective bargaining agreement expires on May 23, 2013. The current collective bargaining agreement provides that even in the event of a strike, the minimum number of employees necessary to operate the telecommunications business must continue to work.

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

Recent amendments to the Trade Union and Labor Relations Adjustment Act (“Labor Act”), which will become effective on July 1, 2011, allow multiple labor unions to be formed within one company. Therefore, additional labor unions may be formed by our employees. The amended Labor Act also requires such multiple unions to consolidate themselves into a single channel when negotiating with the company on behalf of their members and to enter into a single collective bargaining agreement with the company.

Employee Stock Ownership and Benefits

We have an employee stock ownership association, which may purchase on behalf of its members up to 20.0% of any of our shares offered publicly in Korea. The employee stock ownership association owned 1.56% of our issued shares as of December 31, 2010.

In accordance with the National Pension Act of Korea, we contribute an amount equal to 4.5% of an employee’s standard monthly wages, and each employee contributes 4.5% of his or her standard monthly wages, into his or her personal pension account. Our employees, including executive officers as well as non-executive employees, are subject to a pension insurance system, under which we make monthly contributions to the pension accounts of the employees, and upon retirement, such employees are paid the pension amount due from their pension accounts. Prior to January 2011, our executive and non-executive employees were subject to a lump-sum severance payment system, under which they were entitled to receive a lump-sum severance payment upon termination of their employment, based on their length of service and salary level at the time of termination. Starting in January 2011, in accordance with the Korean Employee Retirement Income Security Act, we replaced such lump-sum severance payment system with our current pension insurance system in the form of a defined benefit plan, with a total unfunded portion of approximately (Won)350 billion as of December 31, 2010. Our employees have the option of choosing either the defined benefit plan or the defined contribution plan. Lump-sum severance amounts previously accrued prior to our adoption of the current pension insurance system continue to remain payable. We also provide a wide range of fringe benefits to our employees, including housing, housing loans, company-provided hospitals and schools, a company-sponsored pension program, an employee welfare fund, industrial disaster insurance, cultural and athletic facilities, physical education grants, meal allowances, medical examinations and training and resort centers. See “Item 5. Operating and Financial Review and Prospects—Item. 5.A. Operating Results—Salaries and Related Costs.”

Employee Training

The objective of our training program is to develop information and technology specialists who are able to create value for our customers. In order to develop skills of our employees, we require 60 hours of training per year from most of our employees, using individually-tailored curriculums based on individual assessments. We also operate Cyber Academy to provide online classes to our employees, as well as offer various foreign language classes to our employees. In addition, we provide tuition and living expense reimbursements to our high potential individuals who pursue graduate programs in Korea and abroad, as well as provide financial assistance to those who pursue work-related professional licenses or participate in after-work study programs.

Item 6.E.  Share Ownership

Common Stock

The persons who are currently our directors held, as a group, 35,033 common shares as of March 31, 2011, the most recent date for which this information is available. The table below shows the ownership of our common shares by directors:

Shareholders	Number of Common Shares Owned
Suk-Chae Lee	21,204
Sang-Hoon Lee	10,316
Hyun-Myung Pyo	3,513
E. Han Kim	—
Choon-Ho Lee	—
Jeung-Soo Huh	—
Jong-Hwan Song	—
Hae-Bang Chung	—
Chan-Jin Lee	—
Hyun Nak Lee	—
Byong Won Bahk	—

Stock Options

We have not granted any stock options to our current directors and executive officers.

Item 7.  Major Shareholders and Related Party Transactions

Item 7.A.  Major Shareholders

The following table sets forth certain information relating to the shareholders of our common stock as of December 31, 2010:

Shareholders	Number of Shares	Percent of Total Shares Issued
National Pension Corporation	21,557,950	8.26%
NTTDoCoMo, Inc.	14,257,813	5.46%
Employee stock ownership association	4,069,147	1.56%
Directors as a group	28,073	0.01%
Public	203,302,861	77.86%
KT Corporation (held in the form of treasury stock) (1)	17,895,964	6.85%

Total issued shares	261,111,808	100.00%

(1)	Includes shares of treasury stock owned by our treasury stock fund.

Item 7.B.  Related Party Transactions

We have issued guarantees of (Won)10 billion as of December 31, 2008, (Won)10 billion as of December 31, 2009 and (Won)38 billion as of December 31, 2010 in favor of our consolidated subsidiaries. We have also engaged in various transactions with our subsidiaries and affiliated companies. See Notes 18 and 32 to the Consolidated Financial Statements.

In November 2010, we also entered into a contract with Dreamwiz Corp., whose chief executive officer is Mr. Chan Jin Lee who serves as our outside director, to obtain social network-related support services for our website www.olleh.com. The term of the service contract is for a period of five years from November 2010 to November 2015 for an estimated aggregate service fee of (Won)370 million.

Item 7.C.  Interests of Experts and Counsel

Not applicable.

Item 8.  Financial Information

Item 8.A.  Consolidated Statements and Other Financial Information

See “Item 18—Financial Statements” and pages F-1 through F-96.

Legal Proceedings

In November 2009, 56 of our former customers began a claim against us for an aggregate (Won)130 million in damages, alleging that we improperly subscribed them to our optional flat rate plans for fixed-line services without properly obtaining their consent or giving notification. The Seoul Central District Court ruled in favor of us on all claims in May 2011, and the plaintiffs filed an appeal in June 2011.

In connection with this complaint, the Korea Communications Commission investigated our past practices regarding our subscription of customers to optional flat rate plans, and issued an administrative decision in April 2011 which imposed several corrective orders including amendments to our standard terms of use and issuance of an administrative fine of approximately (Won)10 billion. We paid such fines to the Korea Communications Commission and implemented its corrective orders.

We are a defendant in various other court proceedings involving claims for civil damages arising in the ordinary course of our business. While we are unable to predict the ultimate disposition of these claims, in the opinion of our management, the ultimate disposition of these claims will not have a material adverse effect on our business, financial condition and results of operations.

Dividends

The table below sets out the annual dividends declared on the outstanding common stock to shareholders of record on December 31 of the years indicated and the interim dividends declared on the outstanding common stock to shareholders of record on June 30 of the years indicated.

Year	Annual Dividend per Common Stock	Interim Dividend per Common Stock	Average Total Dividend per Common Stock
	(In Won)	(In Won)	(In Won)
2006	2,000	—	2,000
2007	2,000	—	2,000
2008	1,120	—	1,120
2009	2,000	—	2,000
2010	2,410	—	2,410

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

Item 9.  The Offer and Listing

Item 9.A.  Offer and Listing Details

Market Price Information

Common Stock

Our shares were listed on the KRX KOSPI Market on December 23, 1998. The price of the shares on the KRX KOSPI Market as of the close of trading on June 28, 2011 was (Won)39,300 per share. The table below shows the high and low closing prices and the average daily volume of trading activity on the KRX KOSPI Market for the shares.

	Price		Average Daily Trading Volume
	High	Low
	(In Won)		(Number of shares)
2006	49,350	37,600	539,707
2007	56,100	40,150	917,274
2008	52,200	29,500	1,019,430
2009	42,000	33,100	1,371,110
First quarter	42,000	35,800	1,275,616
Second quarter	39,000	33,100	1,710,969
Third quarter	41,050	36,650	1,474,130
Fourth quarter	40,600	39,100	1,015,789
2010	50,600	39,150	1,343,486
First quarter	50,600	39,150	1,838,430
Second quarter	49,350	44,650	1,353,466
Third quarter	45,700	41,100	1,148,613
Fourth quarter	49,200	43,500	1,033,436
2011 (through June 28)	45,500	36,350	989,721
First quarter	45,500	37,850	1,131,917
January	45,500	41,800	1,450,595
February	42,050	39,100	1,082,810
March	39,900	37,850	865,669
Second quarter (through June 28)	40,500	36,350	847,525
April	40,500	37,500	883,324
May	39,850	37,450	943,658
June (through June 28)	39,300	36,350	706,764

Source:	KRX KOSPI Market.

ADSs

The outstanding ADSs, each of which represents one-half of one share of our common stock, have been traded on the New York Stock Exchange and the London Stock Exchange since May 25, 1999.

The price of the ADSs on the New York Stock Exchange as of the close of trading on June 28, 2011 was $18.86 per ADS. The table below shows the high and low trading prices and the average daily volume of trading activity on the New York Stock Exchange for our ADSs since January 2006.

	Price		Average Daily Trading Volume
	High	Low
	(In US$)		(Number of ADSs)
2006	26.66	20.11	562,859
2007	29.22	21.51	592,205
2008	27.10	10.10	819,733
2009	17.64	11.42	639,566
First quarter	15.74	11.42	973,548
Second quarter	15.09	13.14	704,511
Third quarter	17.38	14.18	390,295
Fourth quarter	17.64	16.05	489,908
2010	22.62	17.12	784,905
First quarter	21.43	17.12	718,461
Second quarter	22.62	18.61	744,727
Third quarter	20.46	17.79	868,906
Fourth quarter	22.07	20.29	803,784
2010 (through June 28)	20.86	17.75	1,291,515
First quarter	20.72	18.34	1,380,642
January	20.72	19.66	1,554,945
February	20.30	19.59	1,555,063
March	19.77	18.34	1,084,987
Second quarter (through June 28)	20.86	17.75	1,200,926
April	20.32	19.31	837,350
May	20.86	18.22	1,539,710
June (through June 28)	18.86	17.75	1,210,370

Source:	New York Stock Exchange.

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

The KRX KOSPI Market publishes the Korea Composite Stock Price Index every two seconds, which is an index of all equity securities listed on the KRX KOSPI Market. The Korea Composite Stock Price Index is calculated using the aggregate value method, in which the market capitalizations of all listed companies are aggregated, subject to certain adjustments, and this aggregate is expressed as a percentage of the aggregate market capitalization of all listed companies as of the base date, January 4, 1980.

Movements in Korea Composite Stock Price Index are set out in the following table together with the associated dividend yields and price earnings ratios.

Year	Opening	High	Low	Closing	Period Average
					Dividend Yield (1) (2) (Percent)	Price Earnings Ratio (2) (3)
1985	139.53	163.37	131.40	163.37	5.3	5.2
1986	161.40	279.67	153.85	272.61	4.3	7.6
1987	264.82	525.11	264.82	525.11	2.6	10.9
1988	532.04	922.56	527.89	907.20	2.4	11.2
1989	919.61	1,007.77	844.75	909.72	2.0	13.9
1990	908.59	928.82	566.27	696.11	2.2	12.8
1991	679.75	763.10	586.51	610.92	2.6	11.2
1992	624.23	691.48	459.07	678.44	2.2	10.9
1993	697.41	874.10	605.93	866.18	1.6	12.7
1994	879.32	1,138.75	855.37	1,027.37	1.2	16.2
1995	1,027.45	1,016.77	847.09	882.94	1.2	16.4
1996	882.29	986.84	651.22	651.22	1.3	17.8
1997	647.67	792.29	350.68	376.31	1.5	17.0
1998	374.41	579.86	280.00	562.46	1.9	10.8
1999	565.10	1,028.07	498.42	1,028.07	1.1	13.5
2000	1,028.33	1,059.04	500.60	504.62	2.1	12.9
2001	503.31	704.50	468.76	693.70	1.7	16.4
2002	698.00	937.61	584.04	627.55	1.6	15.2
2003	633.03	822.16	515.24	810.71	2.0	11.8
2004	821.26	936.06	719.59	895.92	2.0	13.8
2005	896.00	1,379.37	870.84	1,379.37	1.8	10.6
2006	1,383.32	1,464.70	1,203.86	1,434.46	1.6	11.1
2007	1,438.89	2,064.85	1,355.79	1,897.13	1.4	15.8
2008	1,891.45	1,888.88	938.75	1,124.47	2.6	8.9
2009	1,132.87	1,718.88	1,018.81	1,682.77	1.6	22.9
2010	1,696.14	2,051.00	1,552.79	2,051.00	1.1	17.8
2011 (through June 28)	2,070.08	2,228.96	1,923.92	2,062.91	1.2	16.1

Source:	The KRX KOSPI Market

(1)	Dividend yields are based on daily figures. Dividend yields after January 3, 1984 include cash dividends only.

(2)	Starting in April 2000, dividend yield and price earnings ratio are calculated based on KOSPI 200, an index of 200 equity securities listed on the KRX KOSPI Market. Starting in April 2000, KOSPI 200 excludes classified companies, companies which did not submit annual reports to the KRX KOSPI Market, and companies which received qualified opinion from external auditors.

(3)	The price earnings ratio is based on figures for companies that record a profit in the preceding year.

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

The number of companies listed on the KRX KOSPI Market, the corresponding total market capitalization at the end of the periods indicated and the average daily trading volume for those periods are set forth in the following table:

	Market Capitalization on the Last Day of Each Period			Average Daily Trading Volume, Value
Year	Number of Listed Companies	(Billions of Won)	(Millions of Dollars) (1)	Thousands of Shares	(Millions of Won)	(Thousands of Dollars) (1)
1985	342	6,570	7,381	18,925	12,315	13,834
1986	355	11,994	13,924	31,755	32,870	38,159
1987	389	26,172	33,033	20,353	70,185	88,583
1988	502	64,544	94,348	10,367	198,364	289,963
1989	626	95,477	140,490	11,757	280,967	414,430
1990	669	79,020	110,301	10,866	183,692	256,411
1991	686	73,118	96,107	14,022	214,263	281,629
1992	688	84,712	107,448	24,028	308,246	390,977
1993	693	112,665	139,420	35,130	574,048	710,367

	Market Capitalization on the Last Day of Each Period			Average Daily Trading Volume, Value
Year	Number of Listed Companies	(Billions of Won)	(Millions of Dollars) (1)	Thousands of Shares	(Millions of Won)	(Thousands of Dollars) (1)
1994	699	151,217	191,730	36,862	776,257	984,223
1995	721	141,151	182,201	26,130	487,762	629,613
1996	760	117,370	139,031	26,571	486,834	575,680
1997	776	70,989	50,162	41,525	555,759	392,707
1998	748	137,799	114,091	97,716	660,429	546,803
1999	725	349,504	305,137	278,551	3,481,620	3,039,655
2000	704	188,042	149,275	306,163	2,602,211	2,065,739
2001	689	253,843	191,421	473,241	1,997,420	1,506,237
2002	683	258,681	215,496	857,245	3,041,598	2,533,815
2003	684	355,363	296,679	542,010	2,216,636	1,850,589
2004	683	412,588	395,275	372,895	2,232,109	2,138,445
2005	702	655,075	646,668	467,629	3,157,662	3,117,139
2006	731	704,588	757,948	279,096	3,435,180	3,695,332
2007	746	951,887	1,014,589	363,732	5,539,588	5,904,485
2008	765	576,888	458,757	355,205	5,189,644	4,126,953
2009	770	887,316	759,949	483,902	5,783,552	4,953,367
2010	777	1,141,885	1,002,621	380,859	5,619,768	4,934,382
2011 (through June 28)	782	1,158,897	1,066,437	325,590	7,344,163	6,758,225

Source:	The KRX KOSPI Market

(1)	Converted at the Concentration Base Rate of The Bank of Korea or the Market Average Exchange Rate as announced by Seoul Money Brokerage Services Limited, as the case may be, at the end of the periods indicated.

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

Item 9.D.  Selling Shareholders

Not applicable.

Item 9.E.  Dilution

Not applicable.

Item 9.F.  Expenses of the Issuer

Not applicable.

Item 10.  Additional Information

Item 10.A.  Share Capital

Currently, our authorized share capital is 1,000,000,000 shares, which consists of shares of common stock, par value (Won)5,000 per share (“Common Shares”) and shares of non-voting preferred stock, par value (Won)5,000 per share (“Non-Voting Shares”). Common Shares and Non-Voting Shares together are referred to as “Shares.” Under our articles of incorporation, we are authorized to issue Non-Voting Shares up to one-fourth of our total issued capital stock. As of December 31, 2010, 261,111,808 Common Shares were issued, of which 17,895,964 shares were held by the treasury stock fund or us as treasury shares. We have never issued any Non-Voting Shares. All of the issued Common Shares are fully-paid and non-assessable and are in registered form. We issue share certificates in denominations of 1, 5, 10, 50, 100, 500, 1,000 and 10,000 shares.

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

Members of our employee stock ownership association, whether or not they are our shareholders, generally have a preemptive right to subscribe for up to 20.0% of the Shares publicly offered pursuant to the Financial Investment Services and Capital Markets Act. This right is exercisable only to the extent that the total number of Shares so acquired and held by members of our employee stock ownership association does not then exceed 20.0% of the total number of Shares then issued (including in such total both: (i) all issued and outstanding Shares at the time the preemptive rights are exercised; and (ii) all Shares to be newly issued in the applicable share issuance transaction in connection with which such preemptive rights are exercised). As of December 31, 2010, 1.56% of the issued Shares were held by members of our employee stock ownership association.

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

As of December 31, 2010, there were 17,895,964 treasury shares including shares held by our treasury stock fund.

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

Shares or ADSs

Dividends on Shares of Common Stock or ADSs

Unless an applicable tax treaty provides otherwise, we will deduct Korean withholding tax from dividends paid to you either in cash or shares at a rate of 22.0% (including local income tax). If you are a resident of a country that has entered into a tax treaty with Korea, you may qualify for a reduced rate of Korean withholding tax under such a treaty. For example, if you are a qualified resident of the United States for purposes of the US-Korea Tax Treaty (the “Treaty”) and you are the beneficial owner of a dividend, a reduced withholding tax rate of 16.5% (including local income tax) generally will apply. You will not be entitled to claim treaty benefits if you are not the beneficial owner of a dividend.

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

If you are subject to tax on capital gain from a sale of ADSs, or shares of common stock that you acquired as a result of a withdrawal, your gain will be calculated based on your cost of acquiring the ADSs representing the shares of common stock, although there are no specific Korean tax provisions or rulings on this issue. In the absence of the application of a tax treaty that exempts tax on capital gain, the amount of Korean tax imposed on such capital gains will be the lesser of 11.0% (including local income tax) of the gross realization proceeds or, subject to the production of satisfactory evidence of the acquisition cost and the transaction costs of the ADSs, 22.0% (including local income tax) of the net capital gain.

If you sell your shares of common stock or ADSs, the purchaser or, in the case of a sale of shares of common stock on the KRX KOSPI Market or through a licensed securities company in Korea, the licensed securities company, is required to withhold Korean tax from the sales price in an amount equal to 11% (including local income tax) of the gross realization proceeds and to make payment thereof to the Korean tax authorities, unless you establish your entitlement to an exemption of taxation under an applicable tax treaty or produce satisfactory evidence of your acquisition cost and the transaction costs for the shares of common stock or ADSs. In order to obtain the benefit of an exemption of tax pursuant to a tax treaty, you must submit to the purchaser or the securities company (or through the depositary), as the case may be, prior to the first payment, an exemption application, together with a certificate of your tax residence issued by a competent authority of your residence country. This requirement will not apply to exemptions under Korean tax law. Excess taxes withheld may be recoverable if you subsequently produce satisfactory evidence that you were entitled to have taxes withheld at a lower rate.

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

Subject to certain exceptions for short-term and hedged positions, the U.S. dollar amount of dividends received by an individual prior to January 1, 2013 with respect to the ADSs and common stock will be subject to taxation at a maximum rate of 15% if the dividends are “qualified dividends.” Dividends paid on the ADSs and common stock will be treated as qualified dividends if (i) we are eligible for the benefits of a comprehensive income tax treaty with the United States that the Internal Revenue Service has approved for the purposes of the qualified dividend rules and (ii) we were not, in the year prior to the year in which the dividend was paid, and are not, in the year in which the dividend is paid, a passive foreign investment company (“PFIC”). The income tax treaty between Korea and the United States (the “Treaty”) has been approved for the purposes of the qualified dividend rules, and we believe we are eligible for benefits under the Treaty. Based on our audited financial statements and relevant market and shareholder data, we do not anticipate being classified as a PFIC. You should consult your own tax advisers regarding the availability of the reduced dividend tax rate in light of your own particular circumstances.

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

For details of the assets and liabilities recorded relating to our derivative contracts outstanding as of December 31, 2009 and 2010, see Note 13 to the Consolidated Financial Statements. We recognized a valuation gain of (Won)18 billion and a valuation loss of (Won)191 billion in 2009 and a valuation gain of (Won)40 billion and a valuation loss of (Won)48 billion in 2010.

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

In 2009 and 2010 we entered into various currency-related derivative contracts with various financial institutions, including the following:

Transaction Type	Financial Institution	Description
Interest rate swap contracts	Merrill Lynch and others	Exchange fixed interest rate payments for variable interest rate payments for a specified period

Currency swap contracts	Merrill Lynch and others	Exchange foreign currency cash flow for local currency cash flow for a specified period

Combined interest rate currency swap contracts	Merrill Lynch and others	Exchange foreign currency-denominated variable interest rate payments for local currency-denominated fixed interest rate payments

Currency forward contracts	Kookmin Bank and others	Exchange a specified currency at an agreed exchange rate at a specified date

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

The following table summarizes the principal amounts, fair values, principal cash flows by maturity date and weighted average interest rates of our short-term and long-term liabilities as of December 31, 2010 which are sensitive to exchange rates and/or interest rates. The information is presented in Won, which is our reporting currency.

	Maturities
	2011	2012	2013	2014	2015	Thereafter	December 31, 2010
							Total	Fair Value
	(In Won millions except rates)
Local currency:
Fixed rate	1,644,615	1,500,373	1,550,160	890,653	510,532	535,429	6,631,762	6,583,632
Average weighted rate (1)	5.99%	5.24%	5.53%	5.23%	5.32%	5.51%	5.52%	—
Variable rate	101,656	60,457	6,848	4,508	1,540	—	175,009	170,498
Average weighted rate (1)	4.80%	4.38%	4.29%	4.29%	0.00%	—	4.61%	—

Sub-total	1,746,271	1,560,830	1,557,008	895,161	512,072	535,429	6,806,771	6,754,130

Foreign currency:
Fixed rate	—	227,780	—	683,340	455,560	341,670	1,708,350	1,723,872
Average weighted rate (1)	—	5.13%	—	5.88%	5.48%	6.09%	5.55%	—
Variable rate	690,863	134,150	345,313	—	—	—	1,170,326	1,102,093
Average weighted rate (1)	1.68%	1.63%	1.63%	—	—	—	1.66%	—

Subtotal	690,863	361,930	345,313	683,340	455,560	341,670	2,878,676	2,825,965

Total	2,437,134	1,922,760	1,902,321	1,578,501	967,632	877,099	9,685,447	9,580,095

(1)	Weighted average rates of the portfolio at the period end.

Item 12.  Description of Securities Other than Equity Securities

Item 12.A.  Debt Securities

Not applicable.

Item 12.B.  Warrants and Rights

Not applicable.

Item 12.C.  Other Securities

Not applicable.

Item 12.D.  American Depositary Shares

Fees and Charges

Under the terms of the deposit agreement, holders of our ADSs are required to pay the following service fees to the depositary:

Services	Fees
Issuance of ADSs upon deposit of shares	Up to $0.05 per ADS issued

Delivery of deposited shares against surrender of ADSs	Up to $0.05 per ADS surrendered

Distribution delivery of ADSs pursuant to sale or exercise of rights	Up to $0.02 per ADS held

Distributions of dividends	None

Distribution of securities other than ADSs	Up to $0.02 per ADS held

Other corporate action involving distributions to shareholders	Up to $0.02 per ADS held

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

Fees and Payments from the Depositary to Us

In 2010, we received the following payments from the depositary:

Reimbursement of NYSE listing fees:	$142,645.00

Reimbursement of SEC filing fees:	$9,865.00

Reimbursement of settlement infrastructure fees (including maintenance fees):	$161,258.73

Reimbursement of proxy process expenses (printing, postage and distribution):	$66,045.72

Reimbursement of legal fees:	$369,631.00

Contributions toward our investor relations efforts (including non-deal roadshows, investor conferences and investor relations agency fees):	$441,720.07

PART II

Item 13.  Defaults, Dividend Arrearages and Delinquencies

Not applicable.

Item 14.  Material Modifications to the Rights of Security Holders and Use of Proceeds

Not applicable.

Item 15.  Controls and Procedures

Disclosure Controls and Procedures

Our management has evaluated, with the participation of our Chief Executive Officer and Chief Financial Officer, the effectiveness of our disclosure controls and procedures, as such term is defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act, as of December 31, 2010. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives. Based upon our evaluation, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures were effective as of the end of the period covered by this report. Our disclosure controls and procedures are designed to ensure that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the Commission’s rules and forms, and that it is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

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

Our management has completed an assessment of the effectiveness of our internal control over financial reporting as of December 31, 2010 based on criteria in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). Based on this assessment, management concluded that our internal control over financial reporting was effective as of December 31, 2010.

Samil PricewaterhouseCoopers, an independent registered public accounting firm, which also audited our consolidated financial statements as of, and for the year ended December 31, 2010, as stated in their report which is included herein, has issued an attestation report on the effectiveness of our internal control over financial reporting.

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

Item 16.  [Reserved]

Item 16A.  Audit Committee Financial Expert

At our annual shareholders’ meetings in March 2011, our shareholders elected Hyun-Nak Lee and Byong-Won Bahk as members of the Audit Committee. Our Audit Committee is comprised of E. Han Kim, Hae-Bang Chung, Hyun-Nak Lee and Byong Won Bahk. The board of directors has determined that E. Han Kim is the audit committee financial expert.

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

Item 16C.  Principal Accountant Fees and Services

Audit and Non-Audit Fees

The following table sets forth the fees billed to us by our independent auditors during the fiscal year ended December 31, 2009 and 2010:

	Year Ended December 31,
	2009		2010
	(In millions)
Audit fees	(Won)	3,952	(Won)	3,503
Audit-related fees		62		70
Tax fees		66		96
Other fees		854		95

Total fees	(Won)	4,934	(Won)	3,764

Audit fees in the above table are the aggregate fees billed by our auditors in connection with the audit of our annual financial statements and the review of our interim financial statements.

Audit Committee Pre-Approval Policies and Procedures

Our audit committee has established pre-approval policies and procedures to pre-approve all audit services to be provided by Samil PricewaterhouseCoopers, our independent registered public accounting firm. Our audit committee’s policy regarding the pre-approval of non-audit services to be provided to us by our independent auditors is that all such services shall be pre-approved by our audit committee. Non-audit services that are prohibited to be provided to us by our independent auditors under the rules of the SEC and applicable law may not be pre-approved. In addition, prior to the granting of any pre-approval, our audit committee must be satisfied that the performance of the services in question will not compromise the independence of our independent registered public accounting firm and does not include delegation of the audit committee’s responsibilities to the management under the Securities Exchange Act of 1934, as amended.

Our audit committee did not pre-approve any non-audit services under the de minimis exception of Rule 2-01 (c)(7)(i)(C) of Regulation S-X as promulgated by the SEC.

Item 16D.  Exemptions from the Listing Standards for Audit Committees

Not applicable.

Item 16E.  Purchases of Equity Securities by the Issuer and Affiliated Purchasers

The following table sets forth the repurchases of common shares by us or any affiliated purchasers during the fiscal year ended December 31, 2010:

Period	Total Number of Shares Purchased	Average Price Paid per Share (In Won)	Total Number of Shares Purchased as Part of Publicly Announced Plans	Maximum Number of Shares that May Yet be Purchased Under the Plans
January 1 to January 31	0	0	0	0
February 1 to February 29	0	0	0	0
March 1 to March 31	0	0	0	0
April 1 to April 30	0	0	0	0
May 1 to May 31	0	0	0	0
June 1 to June 30	0	0	0	0
July 1 to July 31	0	0	0	0
August 1 to August 31	0	0	0	0
September 1 to September 30	0	0	0	0
October 1 to October 31	0	0	0	0
November 1 to November 30	0	0	0	0
December 1 to December 31	0	0	0	0

Total	0	0	0	0

Neither we nor any “affiliated purchaser,” as defined in Rule 10b-18(a)(3) of the Exchange Act, purchased any of our equity securities during the period covered by this annual report.

Item 16F.  Change in Registrant’s Certifying Accountant

Not Applicable

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

Nomination/Corporate Governance Committee

Listed companies must have a nomination/corporate governance committee composed entirely of independent directors.	We have not established a separate nomination/corporate governance committee. However, we maintain an Outside Director Candidate Nominating Committee composed of all of our outside directors and one non-independent director. We also maintain a Corporate Governance Committee comprised of four outside directors and one non-independent director. The committee is responsible for the review of matters with respect to our Corporate Governance Guidelines and our performance under such guidelines to monitor effectiveness of our corporate governance.

NYSE Corporate Governance Standards	KT Corporation’s Corporate Governance Practice

Compensation Committee

Listed companies must have a compensation committee composed entirely of independent directors.	We maintain an Evaluation and Compensation Committee composed of four outside directors.

Executive Session

Listed companies must hold meetings solely attended by non-management directors to more effectively check and balance management directors.	Our outside directors hold meetings solely attended by outside directors in accordance with the charter of our board of directors.

Audit Committee

Listed companies must have an audit committee that is composed of more than three directors and satisfy the requirements of Rule 10A-3 under the Exchange Act.	We maintain an Audit Committee comprised of four outside directors who meet the applicable independence criteria set forth under Rule 10A-3 under the Exchange Act.

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

PART III

Item 17.  Financial Statements

Not applicable.

Item 18.  Financial Statements

AUDITED CONSOLIDATED ANNUAL FINANCIAL STATEMENTS OF KT CORPORATION

Item 19.  Exhibits

1	Articles of Incorporation of KT Corporation (English translation)

2.1*	Deposit Agreement dated as of May 25, 1999 entered into among KT Corporation, Citibank, N.A., as depositary, and all Holders and Beneficial Owners of American Depositary Shares evidenced by the American Depositary Receipts issued thereunder, including the form of American depositary receipt (incorporated herein by reference to Exhibit (a)(i) of the Registrant’s Registration Statement (Registration No. 333-13578) on Form F-6)

2.2*	Form of Amendment No. 1 Deposit Agreement dated as of May 25, 1999 entered into among KT Corporation, Citibank, N.A., as depositary, and all Holders and Beneficial Owners of American Depositary Shares evidenced by the American Depositary Receipts issued thereunder, including the form of American depositary receipt (incorporated herein by reference to Exhibit (a)(ii) of the Registrant’s Registration Statement (Registration No. 333-13578) on Form F-6)

2.3*	Letter from Citibank, N.A., as depositary, to the Registrant relating to the pre-release of the American depositary receipts (incorporated herein by reference to the Registrant’s Registration Statement (Registration No. 333-10330) on Form F-6)

2.4*	Letter from Citibank, N.A., as depositary, to the Registrant relating to the establishment of a direct registration system for ADSs and the issuance of uncertified ADSs as part of the direct registration system. (incorporated herein by reference to Exhibit 2.4 of the Registrant’s Annual Report on Form 20-F filed on June 30, 2008)

4.1*	The Merger Agreement dated January 20, 2009, entered into by and between KT Corporation and KT Freetel Co., Ltd. (incorporated herein by reference to Annex I of the Registrant’s Registration Statement (Registration No. 333-156817) on Form F-4)

8.1	List of subsidiaries of KT Corporation

12.1	Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2	Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1	Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1	The Framework Act on Telecommunications (English translation)

15.2	Enforcement Decree of the Framework Act on Telecommunications (English translation)

15.3	The Telecommunications Business Act (English translation)

15.4	Enforcement Decree of the Telecommunications Business Act (English translation)

* Filed previously.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of

KT Corporation

In our opinion, the accompanying consolidated statement of financial position and the related consolidated statements of income, changes in shareholders’ equity and of cash flows present fairly, in all material respects, the financial position of KT Corporation and its subsidiaries at December 31, 2010 and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the Republic of Korea. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2010, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the Management’s Annual Report on Internal Control over Financial Reporting in Item 15 of Form 20-F. Our responsibility is to express opinions on these financial statements and on the Company’s internal control over financial reporting based on our integrated audit. We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audit of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinion.

Accounting principles generally accepted in the Republic of Korea vary in certain significant respects from accounting principles generally accepted in the United States of America. Information relating to the nature and effect of such differences is presented in Note 38 to the consolidated financial statements.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are

Samil PricewaterhouseCoopers

LS Yongsan Tower, 191, Hangangno 2-ga, Yongsan-gu, Seoul 140-702, Korea (Yongsan P.O Box 266, 140-600) www.samil.com

Samil PricewaterhouseCoopers is the Korean network firm of PricewaterhouseCoopers International Limited (PwCIL). “PricewaterhouseCoopers” and “PwC” refer to the network of member firms of PwCIL. Each member firm is a separate legal entity and does not act as an agent of PwCIL or any other member firm.

being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ Samil PricewaterhouseCoopers

Seoul Korea

June 28, 2011

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of

KT Corporation

Sungnam, Korea

We have audited the accompanying consolidated Statements of Financial Position of KT Corporation and subsidiaries (the “Company”) as of December 31, 2009, and the related consolidated statements of income, cash flows and change in shareholders’ equity for the years ended December 31, 2009 and 2008. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, such 2009 and 2008 consolidated financial statements present fairly, in all material respects, the financial position of KT Corporation and subsidiaries at December 31, 2009, and the results of their operations and their cash flows for the years ended December 31, 2009 and 2008, in conformity with accounting principles generally accepted in the Republic of Korea.

Accounting principles generally accepted in the Republic of Korea vary in certain significant respects from accounting principles generally accepted in the United States of America. Information relating to the nature and effect of such differences is presented in Note 38 to the consolidated financial statements.

As discussed in Note 27 to the consolidated financial statements, the accompanying 2009 and 2008 financial statements have been retrospectively adjusted for discontinued operations.

/s/ Deloitte Anjin LLC

Seoul, Korea

June 16, 2010

(June 28, 2011 as to the effects of discontinued operations discussed in Note 27)

KT Corporation and Subsidiaries

Consolidated Statements of Financial Position

December 31, 2010 and 2009

	(in millions of Korean won)				(in thousands of U.S dollars)
	2010		2009		2010
Assets
Current Assets
Cash and cash equivalents, net (Notes 4, 19 and 31)	(Won)	1,193,348	(Won)	1,538,122	$1,047,808
Short-term investment assets (Notes 4, 7 and 19)		166,200		443,934	145,930
Trade accounts receivable, net (Notes 19 and 32)		3,843,287		3,621,844	3,374,561
Short-term loans receivable, net (Notes 6, 19 and 32)		755,016		484,926	662,934
Current finance lease receivables, net (Notes 11, 17 and 32)		240,414		203,406	211,093
Other receivables, net (Note 19)		408,392		281,609	358,585
Accrued revenues		18,393		22,506	16,150
Advance payments		125,025		91,737	109,777
Prepaid expenses		145,317		119,065	127,594
Income taxes receivable		5,796		27,037	5,089
Current derivative instruments assets (Note 13)		151,243		288	132,797
Current deferred income tax assets (Note 26)		363,492		437,525	319,161
Inventories, net (Notes 5 and 11)		655,831		699,402	575,846
Other current assets (Note 19)		877		448	769

Total current assets		8,072,631		7,971,849	7,088,094

Long-term financial instruments (Note 4)		3,054		3,037	2,682
Available-for-sale securities (Note 7)		199,515		117,290	175,182
Equity-method investments (Note 8)		429,148		287,989	376,809
Held-to-maturity securities (Note 7)		66		65	58
Long-term loans receivable to employees, net		71,982		62,758	63,203
Other investment assets		79,426		90,231	69,739
Property and equipment, net (Notes 9, 11, 12, 17 and 33)		15,227,858		14,774,560	13,370,672
Intangible assets, net (Notes 10, 33 and 36)		1,232,866		1,279,500	1,082,506
Long-term trade accounts and notes receivable, net (Note 32)		800,365		402,259	702,753
Long-term loans receivable, net (Note 6)		415,087		414,981	364,463
Non-current finance lease receivables, net (Notes 11, 17, and 32)		453,848		311,795	398,497
Leasehold rights and deposits		321,179		353,992	282,008
Long-term other receivables, net		40		11,596	35
Non-current derivative instruments assets (Note 13)		97,166		295,058	85,316
Non-current deferred income tax assets (Note 26)		185,724		113,266	163,073
Exclusive memberships		101,574		103,522	89,186
Other non-current assets		21,930		26,569	19,255

Total non-current assets		19,640,828		18,648,468	17,245,437

Total assets	(Won)	27,713,459	(Won)	26,620,317	$24,333,531

KT Corporation and Subsidiaries

Consolidated Statements of Financial Position (Continued)

December 31, 2010 and 2009

	(in millions of Korean won)				(in thousands of U.S dollars)
	2010		2009		2010
Liabilities and Shareholders’ Equity
Current liabilities
Current portion of bond and long-term borrowings, net (Notes 14 and 19)	(Won)	2,434,985	(Won)	1,689,546	$2,138,015
Trade accounts payable (Notes 19 and 32)		1,530,981		1,484,943	1,344,263
Short-term borrowings		468,710		367,505	411,546
Other accounts payable (Notes 17, 19 and 32)		1,620,470		2,438,674	1,422,838
Advances received		153,599		152,654	134,866
Withholdings (Note 19)		176,299		98,099	154,798
Accrued expenses (Notes 18 and 19)		553,583		483,366	486,068
Income taxes payable		287,843		12,942	252,738
Unearned revenue		14,665		9,251	12,876
Deposits received (Notes 19 and 32)		95,196		158,799	83,586
Current portion of accrued provisions (Note 16)		89,181		39,841	78,305
Current derivative instruments liabilities (Note 13)		228		5,124	200
Current deferred income tax liabilities (Note 26)		1,817		1	1,595
Other current liabilities		2,073		478	1,820

Total current liabilities		7,429,630		6,941,223	6,523,514

Bonds payable, net (Notes 14 and 19)		6,745,673		7,337,399	5,922,972
Long-term borrowings, net (Notes 14 and 19)		473,014		198,273	415,325
Provisions for severance benefits, net (Note 15)		360,028		337,524	316,119
Non-current accrued provisions (Note 16)		114,453		103,576	100,494
Refundable deposits for telephone installation		615,809		696,396	540,705
Long-term deposits received		255,807		101,924	224,609
Non-current derivative instruments liabilities (Note 13)		20,243		6,155	17,774
Long-term other accounts payable, net (Notes 17 and 32)		171,596		164,696	150,668
Long-term trade accounts payable, net (Note 32)		25,521		14,603	22,408
Non-current deferred income tax liabilities (Note 26)		2,657		1,065	2,333
Other non-current liabilities		3,356		50,044	2,948

Total non-current liabilities		8,788,157		9,011,655	7,716,355

Total liabilities	(Won)	16,217,787	(Won)	15,952,878	$14,239,869

Commitments and Contingencies (Note 18)

KT Corporation and Subsidiaries

Consolidated Statements of Financial Position (Continued)

December 31, 2010 and 2009

	(in millions of Korean won)				(in thousands of U.S dollars)
	2010		2009		2010
Capital stock
Common stock (Notes 20 and 36)	(Won)	1,564,499	(Won)	1,564,499	$1,373,693

Total capital stock		1,564,499		1,564,499	1,373,693

Capital surplus
Paid-in capital in excess of par value		1,440,258		1,440,258	1,264,604
Other capital surplus		9,519		8,311	8,358

Total capital surplus		1,449,777		1,448,569	1,272,962

Capital adjustments
Treasury stock (Note 21)		(955,083)		(956,159)	(838,601)
Loss on disposal of treasury stock		(295)		(890,650)	(259)
Stock options (Note 22)		875		1,500	768
Other capital adjustments (Notes 22 and 36)		(308,031)		(320,419)	(270,464)

Total capital adjustment		(1,262,534)		(2,165,728)	(1,108,556)

Accumulated other comprehensive income and expense (Note 28)
Gain on translation of foreign operations		12,989		5,571	11,405
Loss on translation of foreign operations		(39,199)		(18,763)	(34,418)
Unrealized gain on valuation of available-for-sale securities		7,927		5,310	6,960
Unrealized loss on valuation of available-for-sale securities		(801)		(83)	(703)
Accumulated comprehensive income of equity-method investees (Note 8)		785		438	689
Accumulated comprehensive expense of equity-method investees (Note 8)		(5,916)		(13,736)	(5,194)
Gain on valuation of derivatives for cash flow hedge (Note 13)		4,699		11,468	4,126
Loss on valuation of derivatives for cash flow hedge (Note 13)		(63,131)		(34,747)	(55,432)

Total accumulated other comprehensive income and expense		(82,647)		(44,542)	(72,567)

Retained earnings (Note 23)
Legal reserve		780,499		780,499	685,310
Voluntary reserves		4,651,362		4,758,013	4,084,083
Unappropriated retained earnings		3,932,870		4,035,257	3,453,218

Total retained earnings.		9,364,731		9,573,769	8,222,611

Minority interest in consolidated subsidiaries		461,846		290,872	405,519

Total shareholders’ equity		11,495,672		10,667,439	10,093,662

Total liabilities and shareholders’ equity	(Won)	27,713,459	(Won)	26,620,317	$24,333,531

The accompanying notes are an integral part of these consolidated financial statements.

KT Corporation and Subsidiaries

Consolidated Statements of Income

Years Ended December 31, 2010, 2009 and 2008

	(in millions of Korean won, except per share amounts)						(in thousands of U.S dollars)
	2010		2009		2008		2010
Operating revenues (Notes 24, 32 and 33)	(Won)	21,331,313	(Won)	19,643,812	(Won)	19,587,242	$18,729,751
Operating expenses (Notes 25 and 32)		19,156,231		18,673,265		18,144,427	16,819,941

Operating income (Note 33)		2,175,082		970,547		1,442,815	1,909,810

Non-operating income
Interest income		143,165		197,367		151,291	125,705
Foreign currency transaction gain		23,051		42,125		66,508	20,240
Foreign currency translation gain (Note 19)		65,793		240,925		40,409	57,769
Gain on valuation of equity-method investments (Note 8)		37,597		19,672		16,061	33,012
Gain on disposal of property and equipment		13,653		5,531		4,368	11,988
Reversal of accrued provisions		17,215		4,988		4,069	15,115
Gain on settlement of derivatives		744		2,249		17,182	653
Gain on valuation of derivatives (Note 13)		39,920		17,643		650,679	35,051
Other non-operating revenues		181,679		276,991		99,786	159,521

		522,817		807,491		1,050,353	459,054

Non-operating expenses
Interest expense		529,364		505,496		480,315	464,803
Other bad debts expense		9,261		46,872		22,144	8,132
Foreign currency transaction loss		25,968		46,171		63,054	22,801
Foreign currency translation loss (Note 19)		31,871		17,893		802,298	27,984
Loss on valuation of equity-method investments (Note 8)		11,067		33,300		27,026	9,717
Donations		81,096		39,320		79,544	71,206
Loss on disposal of property and equipment		178,963		124,689		94,290	157,137
Loss on impairment of property and equipment		9,297		1,236		20,676	8,163
Loss on disposal of intangible assets		19,620		4,247		1,653	17,227
Loss on settlement of derivatives		2,156		1,031		9,666	1,893
Loss on valuation of derivatives (Note 13)		47,721		191,268		10,936	41,901
Other non-operating expenses		189,742		47,240		171,390	166,601

		1,136,126		1,058,763		1,782,992	997,565

Income from continuing operations before income taxes		1,561,773		719,275		710,176	1,371,299

Income tax expense on continuing operations (Note 26)		371,843		107,763		167,859	326,493

Income from continuing operations		1,189,930		611,512		542,317	1,044,806

Income (loss) from discontinued operations (Note 27)		2,612		(1,817)		(29,027)	2,293

Net income	(Won)	1,192,542	(Won)	609,695	(Won)	513,290	$1,047,099

Controlling interest net income	(Won)	1,168,005	(Won)	494,846	(Won)	449,810	$1,025,555

Minority interest net income	(Won)	24,537	(Won)	114,849	(Won)	63,480	$21,544

Earnings per share attributable to controlling interest (Note 29)
Basic income per share from continuing operations (in won)	(Won)	4,797	(Won)	2,225	(Won)	2,319	$4.212
Basic net income per share (in won)	(Won)	4,803	(Won)	2,254	(Won)	2,217	$4.217
Diluted income per share from continuing operations (in won)	(Won)	4,797	(Won)	2,199	(Won)	2,319	$4.212
Diluted net income per share (in won)	(Won)	4,802	(Won)	2,227	(Won)	2,217	$4.216
The accompanying notes are an integral part of these consolidated financial statements.

KT Corporation and Subsidiaries

Consolidated Statements of Changes in Shareholders’ Equity

Years Ended December 31, 2010, 2009 and 2008

	Capital stock		Capital surplus		Capital adjustments		Accumulated other comprehensive income and expense		Retained earnings		Minority interests		Total
	(in millions of Korean won)
Balances as of January 1, 2008 (as reported)	(Won)	1,560,998	(Won)	1,272,634	(Won)	(3,815,786)	(Won)	142	(Won)	9,843,775	(Won)	2,276,003	(Won)	11,137,766
Cumulative effect of changes in accounting policies		—		168,143		(168,143)		—		1,711		2,141		3,852

As restated		1,560,998		1,440,777		(3,983,929)		142		9,845,486		2,278,144		11,141,618
Dividends		—		—		—		—		(407,374)		(1,896)		(409,270)

Retained earnings after appropriation		—		—		—		—		9,438,112		2,276,248		10,732,348
Net income for the year		—		—		—		—		449,810		63,480		513,290
Acquisition of treasury stock		—		—		(73,807)		—		—		—		(73,807)
Disposal of treasury stock		—		—		807		—		—		—		807
Retirement of treasury stock		—		—		73,807		—		(73,807)		—		—
Loss on disposal of treasury stock		—		(144)		—		—		—		—		(144)
Other share-based payments		—		—		398		—		—		—		398
Other capital adjustments		—		—		986		—		—		221		1,207
Acquisition of subsidiaries’ stock and changes in consolidated entities		—		—		(944)		—		—		14,754		13,810
Changes in the interest in the subsidiaries		—		—		(12,054)		—		—		(98,730)		(110,784)
Gain on translation of foreign operations		—		—		—		8,612		—		4,947		13,559
Loss on translation of foreign operations		—		—		—		8,308		—		3,471		11,779
Unrealized gain on valuation of available-for-sale securities		—		—		—		(5,831)		—		(3,108)		(8,939)
Unrealized loss on valuation of available-for-sale securities		—		—		—		(4,345)		—		(3,200)		(7,545)
Changes in equity-method investees with accumulated comprehensive income		—		—		—		7,603		—		2,351		9,954
Changes in equity-method investees with accumulated comprehensive expense		—		—		—		988		—		(27)		961
Gain on valuation of derivatives for cash flow hedge		—		—		—		9,112		—		262		9,374
Loss on valuation of derivatives for cash flow hedge		—		—		—		(13,710)		—		(4,660)		(18,370)

Balances as of December 31, 2008	(Won)	1,560,998	(Won)	1,440,633	(Won)	(3,994,736)	(Won)	10,879	(Won)	9,814,115	(Won)	2,256,009	(Won)	11,087,898

KT Corporation and Subsidiaries

Consolidated Statements of Changes in Shareholders’ Equity (Continued)

Years Ended December 31, 2010, 2009 and 2008

	Capital stock		Capital surplus		Capital adjustments		Accumulated other comprehensive income and expense		Retained earnings		Minority interests		Total
	(in millions of Korean won)
Balances as of January 1, 2009	(Won)	1,560,998	(Won)	1,440,633	(Won)	(3,994,736)	(Won)	10,879	(Won)	9,814,115	(Won)	2,256,009	(Won)	11,087,898
Dividends		—		—		—		—		(226,280)		(3,080)		(229,360)

Retained earnings after appropriation		—		—		—		—		9,587,835		2,252,929		10,858,538
Issuance of common stock		3,501		—		—		—		—		—		3,501
Net income for the year		—		—		—		—		494,846		114,849		609,695
Consideration for exchange rights		—		18,442		—		—		—		—		18,442
Exercise of exchange rights of exchangeable bonds		—		(18,442)		451,157		—		—		—		432,715
Acquisition of treasury stock		—		—		(528,144)		—		—		—		(528,144)
Disposal of treasury stock		—		—		2,436,797		—		—		—		2,436,797
Retirement of treasury stock		—		—		508,912		—		(508,912)		—		—
Loss on disposal of treasury stock		—		(375)		(890,650)		—		—		—		(891,025)
Stock options		—		8,311		(7,380)		—		—		—		931
Other share-based payments		—		—		700		—		—		—		700
Other capital adjustments		—		—		1,059		—		—		(811)		248
Other capital adjustments by merger		—		—		(89,375)		—		—		(1,553,491)		(1,642,866)
Acquisition of subsidiaries’ stock and changes in consolidated entities		—		—		(24,105)		—		—		(268,373)		(292,478)
Changes in the interest in the subsidiaries		—		—		(29,963)		—		—		(243,849)		(273,812)
Gain on translation of foreign operations		—		—		—		(4,891)		—		(3,751)		(8,642)
Loss on translation of foreign operations		—		—		—		(14,497)		—		(4,159)		(18,656)
Unrealized gain on valuation of available-for-sale securities		—		—		—		497		—		(610)		(113)
Unrealized loss on valuation of available-for-sale securities		—		—		—		4,262		—		3,425		7,687
Changes in equity-method investees with accumulated comprehensive income		—		—		—		(9,931)		—		(273)		(10,204)
Changes in equity-method investees with accumulated comprehensive expense		—		—		—		(10,155)		—		17		(10,138)
Gain on valuation of derivatives for cash flow hedge		—		—		—		331		—		155		486
Loss on valuation of derivatives for cash flow hedge		—		—		—		(21,037)		—		(5,186)		(26,223)

Balances as of December 31, 2009	(Won)	1,564,499	(Won)	1,448,569	(Won)	(2,165,728)	(Won)	(44,542)	(Won)	9,573,769	(Won)	290,872	(Won)	10,667,439

KT Corporation and Subsidiaries

Consolidated Statements of Changes in Shareholders’ Equity (Continued)

Years Ended December 31, 2010, 2009 and 2008

	Capital stock		Capital surplus		Capital adjustments		Accumulated other comprehensive income and expense		Retained earnings		Minority interests		Total
	(in millions of Korean won)
Balances as of January 1, 2010	(Won)	1,564,499	(Won)	1,448,569	(Won)	(2,165,728)	(Won)	(44,542)	(Won)	9,573,769	(Won)	290,872	(Won)	10,667,439
Dividends		—		—		—		—		(486,393)		(7,708)		(494,101)

Retained earnings after appropriations		—		—		—		—		9,087,376		283,164		10,173,338
Net income for the year		—		—		—		—		1,168,005		24,537		1,192,542
Appropriations of loss on disposal of treasury stock		—		—		890,650		—		(890,650)		—		—
Acquisition of treasury stock		—		—		(349)		—		—		—		(349)
Disposal of treasury stock		—		—		(295)		—		—		—		(295)
Stock options		—		140		(183)		—		—		—		(43)
Other share-based payments		—		1,068		5,658		—		—		—		6,726
Acquisition of subsidiaries’ stock and changes in consolidated entities		—		—		5,879		—		—		158,750		164,629
Changes in the interest in the subsidiaries		—		—		809		—		—		(345)		464
Other capital adjustments		—		—		1,025		—		—		(872)		153
Gain on translation of foreign operations		—		—		—		7,418		—		(533)		6,885
Loss on translation of foreign operations		—		—		—		(20,436)		—		(2,762)		(23,198)
Unrealized gain on valuation of available-for-sale securities		—		—		—		2,617		—		199		2,816
Unrealized loss on valuation of available-for-sale securities		—		—		—		(718)		—		(30)		(748)
Changes in equity-method investees with accumulated comprehensive income		—		—		—		347		—		(262)		85
Changes in equity-method investees with accumulated comprehensive expense		—		—		—		7,820		—		—		7,820
Gain on valuation of derivatives for cash flow hedge		—		—		—		(6,769)		—		—		(6,769)
Loss on valuation of derivatives for cash flow hedge		—		—		—		(28,384)		—		—		(28,384)

Balances as of December 31, 2010	(Won)	1,564,499	(Won)	1,449,777	(Won)	(1,262,534)	(Won)	(82,647)	(Won)	9,364,731	(Won)	461,846	(Won)	11,495,672

KT Corporation and Subsidiaries

Consolidated Statements of Changes in Shareholders’ Equity (Continued)

Years Ended December 31, 2010, 2009 and 2008

	Capital stock	Capital surplus	Capital adjustments	Accumulated other comprehensive income and expense	Retained earnings	Minority interests	Total
	(in thousands of U.S dollars)
Balances as of January 1, 2010	$1,373,693	$1,271,902	$(1,901,596)	$(39,110)	$8,406,154	$255,397	$9,366,440
Dividends	—	—	—	—	(427,073)	(6,768)	(433,841)

Retained earnings after appropriations	—	—	—	—	7,979,081	248,629	8,932,599
Net income for the year	—	—	—	—	1,025,555	21,544	1,047,099
Appropriations of loss on disposal of treasury stock	—	—	782,027	—	(782,027)	—	—
Acquisition of treasury stock	—	—	(306)	—	—	—	(306)
Disposal of treasury stock	—	—	(259)	—	—	—	(259)
Stock options	—	123	(161)	—	—	—	(38)
Other share-based payments	—	938	4,968	—	—	—	5,906
Acquisition of subsidiaries’ stock and changes in consolidated entities	—	—	5,162	—	—	139,389	144,551
Changes in the interest in the subsidiaries	—	—	710	—	—	(303)	407
Other capital adjustments	—	—	900	—	—	(766)	134
Gain on translation of foreign operations	—	—	—	6,513	—	(468)	6,045
Loss on translation of foreign operations	—	—	—	(17,944)	—	(2,425)	(20,369)
Unrealized gain on valuation of available-for-sale securities	—	—	—	2,298	—	175	2,473
Unrealized loss on valuation of available-for-sale securities	—	—	—	(630)	—	(26)	(656)
Changes in equity-method investees with accumulated comprehensive income	—	—	—	305	—	(230)	75
Changes in equity-method investees with accumulated comprehensive expense	—	—	—	6,866	—	—	6,866
Gain on valuation of derivatives for cash flow hedge	—	—	—	(5,943)	—	—	(5,943)
Loss on valuation of derivatives for cash flow hedge	—	—	—	(24,922)	—	—	(24,922)

Balances as of December 31, 2010	$1,373,693	$1,272,963	$(1,108,555)	$(72,567)	$8,222,609	$405,519	$10,093,662

The accompanying notes are an integral part of these consolidated financial statements.

KT Corporation and Subsidiaries

Consolidated Statements of Cash Flows

Years Ended December 31, 2010, 2009 and 2008

	(in millions of Korean won)						(in thousands of U.S dollars)
	2010		2009		2008		2010
Cash flows from operating activities
Net income	(Won)	1,192,542	(Won)	609,695	(Won)	513,290	$1,047,100

Adjustments to reconcile net income to net cash provided by operating activities
Share-based payments		6,969		1,049		1,922	6,119
Provision for severance benefits		248,053		1,128,370		362,342	217,801
Depreciation		2,895,499		2,935,448		3,264,291	2,542,365
Amortization of intangible assets		389,960		426,018		438,544	342,401
Provision for doubtful accounts		164,799		104,977		150,583	144,700
Interest expense		34,722		25,994		45,581	30,487
Interest income		(46,891)		(22,126)		(20,964)	(41,172)
Other bad debts expense		9,261		46,872		22,355	8,132
Loss (Gain) on foreign currency translation, net		(33,346)		(224,104)		760,867	(29,279)
Loss (Gain) on valuation of equity-method investments, net		(27,037)		13,628		10,965	(23,740)
Gain on disposal of equity-method investments, net		(1,318)		(62,076)		136	(1,157)
Loss on impairment of available-for-sale securities		2,792		10,102		3,826	2,451
Gain on disposal of available-for-sale securities		(257)		(9,496)		(3,996)	(226)
Loss on disposal of property and equipment, net		165,310		119,158		88,917	145,149
Loss on impairment of property and equipment		9,297		1,236		20,676	8,163
Loss on disposal of intangible assets		19,620		4,247		1,653	17,227
Loss on impairment of intangible assets		3,443		7,742		17,435	3,023
Loss on valuation of derivatives, net		7,801		173,625		(639,744)	6,850
Others		132,529		(8,635)		21,893	116,366

		3,981,206		4,672,029		4,547,282	3,495,660

KT Corporation and Subsidiaries

Consolidated Statements of Cash Flows (Continued)

Years Ended December 31, 2010, 2009 and 2008

	(in millions of Korean won)						(in thousands of U.S dollars)
	2010		2009		2008		2010
Changes in operating assets and liabilities
Decrease (increase) in trade accounts and notes receivable	(Won)	69,456	(Won)	(465,422)	(Won)	(367,263)	$60,985
Short-term loans granted		(278,531)		(180,572)		(71,188)	(244,561)
Decrease in current finance lease receivables		13,955		5,834		78,103	12,253
Decrease(increase) in other accounts receivable		(90,253)		(120,762)		20,460	(79,246)
Decrease(increase) in accrued revenue		5,722		(1,201)		(7,676)	5,024
Increase in advance payments		(51,579)		(27,294)		(6,919)	(45,288)
Increase in prepaid expenses		(4,677)		(19,928)		(44,282)	(4,107)
Decrease(increase) in income taxes receivable		25,984		(25,538)		(107)	22,815
Decrease(increase) in guarantee deposits		(532)		1,049		8,026	(467)
Decrease(increase) in derivative instruments assets		19,148		(30,838)		554	16,813
Decrease(increase) in other current assets		(354)		275		(173)	(311)
Decrease(increase) in inventories		36,850		(274,851)		(131,305)	32,356
Dividend received		11,306		1,332		1,047	9,927
Increase in long-term trade accounts and notes receivable		(781,407)		(387,630)		(253,257)	(686,107)
Long-term loans granted		—		(147,602)		(113,229)	0
Increase in non-current finance lease receivables		(169,991)		(16,555)		(299,257)	(149,259)
Decrease(increase) in leasehold rights and deposits		37,133		(2,484)		(3,804)	32,604
Decrease(increase) in deferred income tax assets and liabilities		11,691		(68,054)		(126,811)	10,265
Decrease(increase) in long-term other accounts receivable		9,748		(890)		(8,146)	8,559
Decrease(increase) in other non-current assets		44,099		(8,827)		(19,536)	38,721
Increase in trade accounts payable		21,213		645,925		(262,733)	18,626
Increase(decrease) in other accounts payable		(286,700)		869,594		(160,717)	(251,734)
Increase(decrease) in advances received		(11,572)		52,277		31,905	(10,161)
Increase(decrease) in withholdings		76,042		(129,398)		26,901	66,768
Increase(decrease) in accrued expenses		75,844		(42,864)		44,402	66,594
Increase(decrease) in income taxes payable		275,554		(107,361)		(152,286)	241,947
Increase in unearned revenue		5,220		81		1,363	4,583
Increase(decrease) in other current liabilities		716		376		(6,782)	629
Increase in deposits received		18,932		39,232		77,868	16,623
Increase(decrease) in derivative instruments liabilities		(11,490)		35,423		(388)	(10,089)
Payment of severance benefits		(1,249,246)		(1,345,331)		(220,800)	(1,096,888)
Decrease(increase) in deposits for severance benefits		278,332		48,917		(148,848)	244,387
Increase(decrease) in contribution to National Pension Fund		(193)		135		122	(169)
Increase(decrease) in accrued provisions		(49,051)		(11,257)		18,500	(43,069)
Decrease in refundable deposits for telephone installation		(80,585)		(85,129)		(59,437)	(70,757)
Increase in long-term accounts payable		2,902		17,494		30,794	2,548
Increase(decrease) in long-term other payables		105,594		(99,864)		(24,833)	92,716
Increase(decrease) in other non-current liabilities		(8,496)		(1,151)		8,949	(7,460)

		(1,929,216)		(1,882,859)		(2,140,783)	(1,693,930)

Net cash provided by operating activities		3,244,532		3,398,865		2,919,789	2,848,830

KT Corporation and Subsidiaries

Consolidated Statements of Cash Flows (Continued)

Years Ended December 31, 2010, 2009 and 2008

	(in millions of Korean won)						(in thousands of U.S dollars)
	2010		2009		2008		2010
Cash flows from investing activities
Decrease in short-term investment assets		668,313		657,223		544,946	586,806
Disposal of available-for-sale securities		12,338		12,609		614,822	10,833
Disposal in equity-method investments		25,021		111,901		1,580	21,969
Decrease in long-term financial instruments		10,481		13		2,819	9,203
Collection of held-to-maturity securities		16		14,093		65	14
Collection of long-term loans		3		89,603		10,001	3
Disposal of property and equipment		27,159		69,947		56,365	23,847
Increase in customers’ contribution to construction costs		5,522		16,440		74,228	4,849
Disposal of intangible assets		4,253		1,326		17,013	3,734
Disposal of other investment assets		1,378		189		5,630	1,210
Increase in short-term investment assets		(320,100)		(685,809)		(343,115)	(281,061)
Acquisition of available-for-sale securities		(88,981)		(52,962)		(714,831)	(78,129)
Acquisition of held-to-maturity securities		—		(5)		(13,988)	—
Acquisition of equity-method investments		(135,539)		(38,191)		(123,371)	(119,009)
Increase in long-term financial instruments		(9)		(3,006)		(11)	(8)
Long-term loans granted		(50,234)		(71,810)		(50,421)	(44,107)
Acquisition of property and equipment		(3,239,396)		(2,774,426)		(3,362,469)	(2,844,320)
Acquisition of intangible assets		(352,033)		(215,115)		(189,772)	(309,099)
Acquisition of other investment assets		(4,182)		(3,782)		(6,245)	(3,672)
Acquisition of subsidiaries’ assets and liabilities		—		—		55,655	—

Net cash used in investing activities		(3,435,990)		(2,871,762)		(3,532,409)	(3,016,937)

Cash flows from financing activities
Increase in short-term borrowings, net		211,012		99,395		42,538	185,277
Issuance of bonds		1,606,224		1,421,091		2,405,577	1,410,329
Increase in long-term borrowings		429,082		77,539		1,374,480	376,751
Inflows from capital transactions of consolidated entities		61,281		4,124		7,951	53,807
Decrease in capital lease liabilities		(37,648)		(48,723)		(29,764)	(33,056)
Payment of current portion of bond and long-term borrowings		(1,894,942)		(1,445,857)		(2,147,487)	(1,663,835)
Payment of dividends		(502,185)		(229,360)		(409,270)	(440,939)
Acquisition of treasury stock		(300)		(528,143)		(73,807)	(263)
Outflows from capital transactions of consolidated entities		(1,504)		(280,512)		(118,868)	(1,321)

Net cash used in financing activities		(128,980)		(930,446)		1,051,350	(113,250)

Effect of changes in consolidated entities		(21,879)		59,714		48,482	(19,211)

Effect of exchange rate on cash		(2,457)		(9,167)		18,721	(2,157)

Net increase(decrease) in cash and cash equivalents		(344,774)		(352,796)		505,933	(302,725)

Cash and cash equivalents (Note 31)
Beginning of the year		1,538,122		1,890,918		1,384,985	1,350,533

End of the year	(Won)	1,193,348	(Won)	1,538,122	(Won)	1,890,918	$1,047,808

The accompanying notes are an integral part of these consolidated financial statements.

KT Corporation and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2010, 2009 and 2008

1.    General information

KT Corporation (the “Controlling Company”) commenced operations on January 1, 1982, when it spun off from the Korea Communications Commission (formerly the Korean Ministry of Information and Communications) to provide telephone services and to engage in the development of advanced communications services under the Act of Telecommunications of Korea.

On October 1, 1997, upon the announcement of the Government-Investment Enterprises Management Basic Act and the Privatization Law, the Controlling Company became a government-funded institution under the Commercial Code of Korea.

On December 23, 1998, the Controlling Company’s shares were listed on the Korea Exchange.

On May 29, 1999, the Controlling Company issued 24,282,195 additional shares and issued American Depository Shares (ADS), representing new shares and government-owned shares, at the New York Stock Exchange and the London Stock Exchange. On July 2, 2001, the ADS representing 55,502,161 government-shares were issued.

In 2002, the Controlling Company acquired 60,294,575 government-owned shares in accordance with the Korean government’s privatization plan. As of December 31, 2010, the Korean government did not own any share in the Controlling Company.

On June 1, 2009, the Controlling Company, as the surviving entity, merged with KT Freetel Co., Ltd. to have competitive advantages in the global trends of convergence between fixed and mobile communication.

The Controlling Company’s shares as of December 31, 2010 are owned as follows:

	Number of shares	Percentage of ownership(%)
National Pension Service	21,557,950	8.26%
NTTDoCoMo, Inc.	14,257,813	5.46%
Employee Stock Ownership Association	4,069,147	1.56%
Others	203,330,934	77.87%

	243,215,844	93.15%
Treasury stock	17,895,964	6.85%

	261,111,808	100.00%

2.    Consolidated Subsidiaries

The consolidated subsidiaries as of December 31, 2010, are as follows:

Subsidiary	Type of Business	Total issued shares	Shares owned by			Percentage of ownership (%)	Financial year end
			Parent	Subsidiaries	Total
Domestic subsidiaries
KT Powertel Co., Ltd. (“KTP”)	Trunk radio system business	17,329,432	7,771,418	—	7,771,418	44.85	12.31

Subsidiary	Type of Business	Total issued shares	Shares owned by			Percentage of ownership (%)	Financial year end
			Parent	Subsidiaries	Total
KT Networks Corporation (“KTN”)	Group telephone management	2,000,000	2,000,000	—	2,000,000	100.00	12.31
KT Linkus Co., Ltd. (“KTL”)	Public telephone maintenance	3,135,554	2,941,668	—	2,941,668	93.82	12.31
KT Submarine Co., Ltd. (“KTSC”)	Submarine cable construction and maintenance	4,380,000	1,617,000	—	1,617,000	36.92	12.31
KT Capital Co., Ltd. (“KT Capital”)	Financing service	27,394,245	20,200,000	7,194,245	27,394,245	100.00	12.31
KT Telecop Co., Ltd. (“KT Telecop”)	Security service	6,491,353	5,765,911	84,544	5,850,455	90.13	12.31
KT Internal Venture Fund No.2	Investment fund	(*2)	(*2)	(*2)	(*2)	94.34	2.28
Sofnics, Inc. (“Sofnics”)	Software development and sales	225,000	120,000	15,000	135,000	60.00	12.31
KT Edui Co., Ltd. (formerly, JungBoPremiumEdu Co., Ltd.) (“KT Edui”)	Online education business	768,000	540,000	—	540,000	70.31	12.31
KT New Business Fund No. 1	Investment fund	(*2)	(*2)	(*2)	(*2)	100.00	12.31
KT DataSystems Co., Ltd. (“KTDS”)	System integration and maintenance	2,518,044	2,400,000	—	2,400,000	95.31	12.31
Gyeonggi-KT Green Growth Fund	Venture investment of Green Growth Business	(*2)	(*2)	(*2)	(*2)	56.45	12.31
KTC Media Contents Fund 1	New technology investment fund	(*2)	(*2)	(*2)	(*2)	81.82	4.30
KTC Media Contents Fund 2	New technology investment fund	(*2)	(*2)	(*2)	(*2)	85.71	12.31
KT Innotz Inc. (“KT Innotz”)	Software development of mobile clouding computer and solution	1,000,000	600,000	—	600,000	60.00	12.31
Vanguard Private Equity Fund (*1)	Corporate restructuring	(*2)	(*2)	(*2)	(*2)	28.10	12.31
KT-LIG ACE Private Equity Fund (*1)	Investment fund	(*2)	(*2)	(*2)	(*2)	9.01	12.31
KTR Co., Ltd. (“KTR”) (*3)	Rental service	4,974,608	—	4,974,608	4,974,608	58.00	12.31
KT Rental Co., Ltd. (“KT Rental”) (*4)	Rental service	11,410,700	6,618,046	—	6,618,046	58.00	12.31
KT Estate Inc. (“KT Estate”)	Residential Building Development and Supply	1,600,000	1,600,000	—	1,600,000	100.00	12.31
KT Strategic Investment Fund No.1	Investment fund	(*2)	(*2)	(*2)	(*2)	100.00	12.31
KT Hitel Co., Ltd. (“KTH”)	Data communication	34,500,000	22,750,000	—	22,750,000	65.94	12.31
KT Commerce Inc. (“KTC”)	B2C, B2B service	1,400,000	266,000	1,134,000	1,400,000	100.00	12.31
KT Tech, Inc. (“KT Tech”)	PCS handset development	5,489,382	5,146,962	—	5,146,962	93.76	12.31
KT M Hows Co., Ltd. (“KTF M Hows”)	Mobile marketing	1,000,000	510,000	—	510,000	51.00	12.31

Subsidiary	Type of Business	Total issued shares	Shares owned by			Percentage of ownership (%)	Financial year end
			Parent	Subsidiaries	Total
KT M&S Co., Ltd. (“KT M&S”)	PCS distribution	30,000,000	30,000,000	—	30,000,000	100.00	12.31
KT Music Corporation (“KT Music”)	Online music production and distribution	29,766,863	14,494,258	—	14,494,258	48.69	12.31
Sidus FNH Corporation (“Sidus FNH”)	Movie production	(*2)	(*2)	(*2)	(*2)	51.00	12.31
Sidus FNH Benex Cinema Investment Fund	Movie investment fund	(*2)	(*2)	(*2)	(*2)	43.33	12.31
Nasmedia, Inc. (“Nasmedia”)	Online advertisement	3,535,029	1,767,516	—	1,767,516	50.00	12.31
Overseas subsidiaries
Korea Telecom Japan Co., Ltd. (“KTJ”, Japan)	Foreign telecommunication business	12,856	12,856	—	12,856	100.00	12.31
Korea Telecom China Co., Ltd. (“KTCC”, China)	Foreign telecommunication business	1,244,600,000	1,244,600,000	—	1,244,600,000	100.00	12.31
Super iMax (Uzbekistan)	Wireless high speed internet business	(*2)	(*2)	(*2)	(*2)	100.00	12.31
East Telecom (Uzbekistan)	Fixed line telecommunication business	(*2)	(*2)	(*2)	(*2)	85.00	12.31
New Telephone Company, Inc. (“NTC”, Rusia)	Foreign telecommunication business	6,639,492	5,309,189	—	5,309,189	79.96	12.31
Helios-TV (Rusia)	Cable TV business	(*2)	(*2)	(*2)	(*2)	100.00	12.31
Novaya Svyaz	Internet business	(*2)	(*2)	(*2)	(*2)	100.00	12.31
KTSC Investment Management B.V. (“KTSC”, Netherlands)	Management of investment in Super iMax and East Telecom	137,690	82,614	—	82,614	60.00	12.31
Korea Telecom America, Inc. (“KTAI”, America)	Foreign telecommunication business	6,000	6,000	—	6,000	100.00	12.31
PT. KT Indonesia (“KTI”, Indonesia)	Foreign telecommunication business	200,000	198,000	—	198,000	99.00	12.31

1	Even though the Controlling Company has less than 30% ownership in this subsidiary, this subsidiary was consolidated as the Controlling Company has significant control as a general partner in accordance with the Indirect Investment Asset Management Business Act.

2	There are no issued shares since these are not corporations.

3	KTR Co., Ltd. was spun off from KT Rental Co., Ltd. on June 1, 2010.

4	KT Rental Co., Ltd. merged with the Rent-A-Car division that was spun off from Kumho Rent-A-Car Global Co., Ltd. on June 1, 2010.

The consolidated subsidiaries are determined in accordance with the Enforcement Decree of the Act on External Audit of Stock Companies and SKFAS No. 25, Consolidated Financial Statements.

Newly consolidated subsidiaries as of December 31, 2010, and subsidiaries consolidated as of December 31, 2009 but excluded as of December 31, 2010, are as follows:

Consolidated subsidiaries	Remarks
KT-LIG ACE Private Equity Fund	New investment made in 2010
KTR Co., Ltd.	Newly incorporated through spin-off
KT Estate Inc.	New investment made in 2010
KT Strategic Investment Fund No.1	New investment made in 2010
Novaya Svyaz	Total assets exceeded (Won)10,000 million

Excluded subsidiary	Remarks
Doremi Media Co., Ltd	Disposed of in 2010

A summary of financial data of the major consolidated subsidiaries as of and for the year ended December 31, 2010 is as follows:

(in millions of Korean won)	Total assets		Total liabilities		Net assets		Sales		Net income (loss)
KT Powertel Co., Ltd.	(Won)	165,838	(Won)	68,805	(Won)	97,033	(Won)	127,491	(Won)	13,592
KT Networks Corporation		171,875		120,503		51,372		342,449		2,321
KT Telecop Co., Ltd		130,410		96,214		34,196		216,651		4,874
KT Hitel Co., Ltd.		223,225		37,744		185,481		149,845		(2,739)
KT Tech, Inc.		129,052		109,470		19,582		341,514		1,725
KTR Co., Ltd.		304,047		269,345		34,702		28,869		1,231
KT Rental Co., Ltd.		933,557		673,211		260,346		378,775		13,797
KT Capital Co., Ltd.		2,037,839		1,837,892		199,947		176,389		27,763
KTDS		147,950		118,184		29,766		355,542		8,144
KT M&S Co., Ltd.		265,446		239,158		26,288		615,972		(19,959)
New Telephone Company, Inc.		220,209		18,610		201,599		129,263		33,001
Others		691,247		249,396		441,851		485,318		3,342

Total	(Won)	5,420,695	(Won)	3,838,532	(Won)	1,582,163	(Won)	3,348,078	(Won)	87,092

A summary of financial data of the major consolidated subsidiaries as of and for the year ended December 31, 2010, is presented prior to the elimination of intercompany transactions. The financial data of New Telephone Company, Inc. are based on the consolidated financial statements and the financial data of all others are based on non-consolidated financial statements.

3.    Summary of Significant Accounting Policies

The following is a summary of significant accounting policies followed by the Controlling Company and its subsidiaries (collectively referred to as “the Company”) in the preparation of its financial statements. These policies have been consistently applied to all the years presented, unless otherwise stated.

Basis of Presentation

The Company maintains its accounting records in Korean won and prepares statutory financial statements in Korean language (Hangul) in conformity with the accounting principles generally accepted in the Republic of Korea. Certain accounting principles applied by the Company that conform with financial accounting standards and accounting principles in the Republic of Korea may not conform with generally accepted accounting principles in other countries. Accordingly, these consolidated financial statements are intended for use by those who are informed about Korean accounting principles and practices. The accompanying consolidated financial statements have been condensed, restructured and translated into English from the Korean language financial statements.

Principles of Consolidation

The fiscal year end of the consolidated subsidiaries is the same as that of the Controlling Company, except for KT Internal Venture Fund No.2 and KTC Media Contents Fund 1. If the fiscal year end of a consolidated subsidiary is different from that of the Controlling Company, the consolidated financial statements are prepared based on the subsidiary’s reliable financial statements as of the fiscal year end of the Controlling Company. Differences in accounting policy between the Company and its consolidated subsidiaries are adjusted during consolidation.

The investment accounts of the Controlling Company and corresponding capital accounts of the subsidiaries are eliminated as of the fiscal year end of the subsidiaries closest to date when the Controlling Company acquires control in the subsidiaries. All significant intercompany transactions and balances with consolidated subsidiaries have been eliminated during consolidation.

When the Company has control over a subsidiary, the Company records differences between the initial investment accounts and corresponding capital accounts of subsidiaries as goodwill or negative goodwill. The goodwill is amortized using the straight-line method over the estimated useful lives, which range from four to ten years. The negative goodwill relating to the expected expense or loss in the future is reversed as a gain when the related expense or loss is actually incurred, whereas the negative goodwill not relating to the certain future expense is amortized over the weighted average useful lives of depreciable non-monetary assets of an acquiree and the amounts of this negative goodwill in excess of the fair value of the total non-monetary assets of an acquiree are recorded as a gain as of the acquisition date. In addition, the differences between the additional investment in the subsidiaries and net assets of the subsidiaries attributable to subsequently acquired controlling interest and differences between the acquisition cost of the investments in the subsidiaries and changes in net assets of the subsidiaries due to certain equity transactions of the subsidiaries including capital increase with consideration are reflected in the capital surplus or capital adjustment.

When the Company gains significant influence over the equity-method investees, the excess of the acquisition cost of an investment in an investee over the Company’s share of the fair value of the identifiable net assets acquired is amortized using the straight-line method over its estimated useful life, not exceeding 20 years. When acquisition cost of investments in an investee is less than the Company’s interest on the fair value of the identifiable net assets acquired, the investment differences relating to the expected expense or loss in the future is reversed as a gain when the related expense or loss is actually incurred. The investment differences not relating to the certain future expense up to fair value of depreciable non-monetary assets of an investee is amortized over the weighted average useful lives of depreciable non-monetary assets of an investee and the remaining amounts of investment difference in excess of the fair value of the total non-monetary assets of an investee are recorded as a gain as of the acquisition date.

Unrealized gains or losses included in inventories and other assets as a result of intercompany transactions are eliminated based on the average gross profit ratio of the corresponding company. Unrealized gains or losses, arising from sales by the Controlling Company to the consolidated subsidiaries, are fully eliminated and charged to the equity of the Controlling Company. Unrealized gains or losses, arising from sales by the consolidated subsidiaries to the Controlling Company, or sales between consolidated subsidiaries, are fully eliminated, and charged to the equity of the Controlling Company and the minority interests, based on the percentage of ownership. Unrealized gains or losses, arising from the transactions between the Company and equity method investees are eliminated in proportion to the Company’s ownership and reflected in equity-method investments.

Minority interest

The Company records the equity of the consolidated subsidiaries, which is not included in the equity of the Controlling Company, as minority interest in consolidated subsidiaries. In addition, even if the minority interest has a deficit balance, the total comprehensive income is attributed to the owners of the parent and to the minority interests.

Reclassifications of Prior Year Financial Statements

Certain reclassifications have been made in 2008 and 2009 consolidated financial statements to conform to 2010 consolidated financial statement presentation. Such reclassifications did not have an effect on the shareholders’ equity and net income of the Company as of and for the years ended December 31, 2008 and 2009.

Revenue Recognition

Revenue is the gross inflow of economic benefits arising in the ordinary course of the Company’s activities and is measured as the fair value of the consideration received or receivable for the sale of goods and services in the said ordinary course of the Company’s activities. Revenue is shown as net of value-added tax, sales discounts and sales returns. The Company recognizes revenue when the amount of revenue can be reliably measured, and it is probable that future economic benefits will flow into the Company. Total consideration for combined services is allocated to each service in proportion to its fair value and the allocated amount is recognized as revenue according to revenue recognition policy for the service.

Revenue from the sale of goods is recognized when the significant risks and rewards of ownership of goods are transferred to the buyer. Revenue from the rendering of services is recognized under the percentage-of-completion method, under which revenue is generally recognized based on the costs incurred to date as a percentage of the total estimated costs to be incurred.

The Company recognizes revenues from construction contracts using the percentage-of-completion method to determine the amounts to be recognized as revenues in a given period. The stage of completion is measured using the percentage of the total contract costs incurred up to the date of statement of financial position over the total estimated costs for each contract. When the outcome of a construction contract cannot be estimated reliably, the contract revenue is recognized only to the extent of contract costs incurred that are likely to be recoverable, and contract costs incurred for the period is recognized as an expense.

Interest income is recognized using the effective interest method. Dividend income is recognized when the rights to receive such dividends and amounts thereof are determined.

Cash and Cash Equivalents

Cash and cash equivalents include cash on hand and in banks, and financial instruments with maturity of three months or less at the time of purchase. These financial instruments are readily convertible into cash without significant transaction costs and bear low risks from changes in value due to interest rate fluctuations.

Allowance for Doubtful Accounts

The Company provides an allowance for doubtful accounts and notes receivable. Allowances are calculated based on the estimates made through a reasonable and objective method.

Changes in the allowances for doubtful accounts for each of the years in the three-year period ended December 31, 2010 are summarized as follows:

	Year Ended December 31,
	2010		2009		2008
	(In millions of Won)
Balance at beginning of year	(Won)	477,124	(Won)	488,739	(Won)	487,729
Provision		171,195		104,977		148,972
Write-offs		(133,095)		(116,592)		(147,962)

Balance at end of year	(Won)	515,224	(Won)	477,124	(Won)	488,739

Inventories

The quantities of inventories are determined using the perpetual method and periodic inventory count, while the costs of inventories are determined using the moving-weighted average method. Goods-in-transit and land use the specific identification method. Inventories are stated at the lower of cost or net realizable value. Net realizable value is the estimated selling price in the ordinary course of business, less applicable variable selling expense. Replacement cost is used for the estimate of the net realizable value of raw materials. Market prices of merchandise and supplies are net realizable value and replacement cost, respectively. If, however, the circumstances which caused the valuation loss cease to exist, the valuation loss is reversed up to the original carrying amount before valuation. The said reversal is deducted from cost of sales.

Investments in Securities

Costs of debt securities and equity securities are determined using the specific identification method and the moving-weighted average method, respectively. Investments in equity securities or debt securities are classified into trading securities, available-for-sale securities and held-to-maturity securities, depending on the acquisition and holding purpose. Investments in equity securities of companies, over which the Company exercises a significant control or influence, are recorded using the equity method of accounting. Trading securities are classified as current assets while available-for-sale securities and held-to-maturity securities are classified as long-term investments, excluding those securities that mature or are certain to be disposed of within one year, which are then classified as current assets.

Held-to-maturity securities are measured at amortized cost while available-for-sale and trading securities are measured at fair value. However, non-marketable securities, classified as available-for-sale securities, are carried at cost when the fair values are not readily determinable.

Gains and losses related to trading securities are recognized in the income statement, while unrealized gains and losses of available-for-sale securities are recognized under other comprehensive income and expense. Realized gains and losses on available-for-sale securities are recognized in the income statement.

Equity-Method Investments

Company reflects any changes in the equity of its equity-method investments after the initial purchase date. Under the equity method, the Company records changes in its proportionate ownership in the book value of the investee in current operations, as capital adjustments or as adjustments to retained earnings, depending on the nature of the underlying change in the book value of the investee. All other changes in equity should be accounted for under other comprehensive income and expense.

Property, Plant and Equipment

Property, plant and equipment are stated at cost, which includes acquisition cost, production cost and other costs required to prepare the asset for its intended use. It also includes the present value of the estimated cost of dismantling and removing the asset, and restoring the site after the termination of the asset’s useful life, provided it meets the criteria for recognition of provisions.

Property, plant and equipment are stated net of accumulated depreciation calculated by straight-line and declining-balance methods based on following estimated useful lives:

Estimated Useful Lives
Building	5 - 60 years
Structures	5 - 40 years
Equipment
Machinery	3 - 15 years
Other	6 - 15 years
Underground access to cable tunnels and concrete and steel telephone poles	20 -40 years
Vehicles	3 - 10 years
Others
Tools	3 - 8 years
Office equipment	2 - 20 years

Expenditures incurred after the acquisition or completion of assets are capitalized if they enhance the value of the related assets over their recently appraised value or extend the useful life of the related assets. Routine maintenance and repairs are charged to expense as incurred.

Intangible Assets

Intangible assets are stated at cost, which includes acquisition cost, production cost and other costs required to prepare the asset for its intended use. Intangible assets are stated net of accumulated amortization calculated by straight-line method based on following estimated useful lives:

Estimated Useful Lives
Goodwill	4 - 10 years
Industrial property rights	5 - 10 years
Development Costs	3 - 8 years
Software	4 - 8 years
Frequency usage rights	5.75 years or 13 years from the date of service commencement
Other intangible assets
Right to use the base stations	30, 50 years
Copyrights	50 years
Others	10 - 20 years

Development costs which are individually identifiable and directly related to a new technology or to new products which carry probable future benefits are capitalized as intangible assets. Amortization of development cost begins at the commencement of the commercial production of the related products or use of the related technology.

Goodwill represents the excess of the cost of an acquisition over the fair value of the Controlling Company’s share in the net identifiable assets of the acquired subsidiary or associate at the date of acquisition.

Capitalization of Interest Expense

The Company capitalizes the interest it incurs on borrowings used to finance the cost of manufacturing, acquisition, and construction of inventory and property, plant, and equipment that require more than one year to complete from the initial date of manufacture, acquisition, and construction.

Government Grants

The Company recognizes government grants, which are to be repaid, as liabilities. The government grants and donations, which are intended to be used for the acquisition of certain assets, are deducted from the cost of the acquired assets. The government grants or donations, received to compensate for specific expenses, are offset against the related expenses. Other government grants or donations, for which the use or purpose is not specified, are recorded as gains from assets received, and are recognized in current operations. Prior to the acquisition of the assets specified, the grant or donation is recorded as deduction from the assets granted. When the related assets are acquired, the amounts are recognized as a deduction from the account under which the assets acquired are recorded and offset against the depreciation expense over the period of the asset’s useful live. After the disposal of the assets specified by the grant or donation, the remaining amounts are deducted or added to the asset’s disposal gain and loss.

Impairment of Assets

When the book value of an asset is significantly greater than its recoverable value due to obsolescence, physical damage or an abrupt decline in the market value of the asset, the said decline in value is deducted from the book value to agree with recoverable amount and is recognized as an asset impairment loss for the period. When the recoverable value subsequently exceeds the book value, the impairment amount is recognized as gain for the period to the extent that the revised book value does not exceed the book value that would have been recorded without the impairment. Reversal of impairment of goodwill is not allowed.

Derivatives

All derivative instruments are accounted for at their fair value according to the rights and obligations associated with the derivative contracts. The resulting changes in fair value of derivative instruments are recognized either under the income statement or shareholders’ equity, depending on whether the derivative instruments qualify as a cash flow hedge. Fair value hedge accounting is applied to a derivative instrument purchased with the purpose of hedging the exposure to changes in the fair value of an asset or a liability or a firm commitment that is attributable to a particular risk. The resulting changes in the fair value of derivatives that are designated and qualify as cash flow hedges are recognized under the shareholders’ equity under accumulated other comprehensive income and expense.

Income Tax and Deferred Income Tax

Income tax expense includes the current income tax under the relevant income tax law and the changes in deferred tax assets or liabilities. Deferred tax assets and liabilities represent temporary differences between financial reporting and the tax bases of assets and liabilities. Deferred tax assets are recognized for temporary differences which will decrease future taxable income or operating loss to the extent that it is probable that future taxable income will be available against which the temporary differences can be utilized. Deferred tax effects applicable to items in the shareholders’ equity are directly reflected in the shareholders’ equity.

Discounts on Debentures

Discounts on debentures are amortized over the term of the debentures using the effective interest rate method. Amortization of the discount is recorded as part of interest expense.

Accrued Severance Benefits

Employees and directors with at least one year of service are entitled to receive a lump-sum payment upon termination of their employment with the Company based on their length of service and rate of pay at the time of termination. Accrued severance benefits represent the amount which would be payable assuming all eligible employees and directors were to terminate their employment as of the date of statement of financial position.

The domestic subsidiaries have partially funded their accrued severance benefits through severance insurance deposits with an insurance company. Deposits made by the subsidiaries are recorded as deductions from accrued severance benefits. The excess portion of deposits over accrued severance benefits is recorded as other investments.

In addition, the domestic subsidiaries deposit a certain portion of severance benefits to National Pension Service according to National Pension Law. The deposit amount is recorded as a deduction from accrued severance benefits.

Overseas subsidiaries accrue employees’ retirement benefits according to the local regulations in which they operate.

Provisions and Contingent Liabilities

When it is probable that an outflow of economic benefits will occur due to a present obligation resulting from a past event, and whose amount is reasonably estimable, a corresponding amount of provision is recognized in the financial statements. However, when such outflow is dependent upon a future event, is not certain to occur, or cannot be reliably estimated, a disclosure regarding the contingent liability is made in the notes to the financial statements.

Finance Leases

i) The Company as Lessee

The Company accounts for lease transactions as either operating lease or finance lease, depending on the terms of the lease agreement. A finance lease is a lease that transfers substantially all the risks and rewards incidental to the ownership of an asset. The lower of the present value of minimum lease payments and the fair value of the lease asset is recognized as the value of the finance lease asset and liability. Annual minimum lease payments, excluding residual value, are allocated to interest expense, or for the redemption of capital lease liability using the effective interest method.

ii) The Company as Lessor

The Company accounts for lease transactions as finance lease for leases that transfer substantially all of the risks and benefits of ownership of the lease asset to the lessee. The Company recognizes the amount equivalent to the net investment in the lease asset as finance lease receivable. The Company recognizes interest income over lease term using systematic and reasonable method. Interest income is calculated for net finance lease receivable based on effective interest rate. The lease receipt is recorded separately as collection of finance lease receivable and interest income.

Operating Leases

i) The Company as Lessee

An operating lease is a lease that does not transfer substantially all the risks and rewards incidental to ownership of an asset. The annual minimum lease payments, less guaranteed residual value, are charged to expense on a regular basis over the lease term.

ii) The Company as Lessor

The Company accounts for operating leases as leases that do not transfer substantially all of the risks and benefits of ownership of the lease asset to the lessee. The lease assets are recognized as tangible or intangible assets depending on the nature of the lease assets. The annual minimum lease receipts, less guaranteed residual value, are recognized as revenue over the lease term.

Valuation of Assets and Liabilities at Present Value

Receivables and payables resulting from long-term installment payment transactions, long-term cash loans or other similar borrowings, are valued at their present values, discounted at an appropriate discount rate when the difference between the nominal value and present value is material. The present value discounts are amortized or recovered using the effective interest rate method and are recognized as interest income or expense over the term of the contract.

Translation of Assets and Liabilities Denominated in Foreign Currencies

Monetary assets and liabilities denominated in foreign currencies are translated into Korean won at the rates of exchange in effect at the date of statement of financial position, and the resulting translation gains and losses are recognized in current operations.

Currency Translation for Foreign Operations

Assets and liabilities of a foreign subsidiary or company subject to the equity method of accounting for investments are translated into Korean won at the rates of exchange in effect at the date of statement of financial position, while equity accounts are translated at historical rates, except for the change in retained earnings during the year (current period income or loss) which is the result of the income statement translation process, and income statement accounts at the average rate over the period. Net translation adjustments are allocated to the controlling interest and minority interest and the portions allocated to the controlling interest are accounted for as gain(loss) on translation of foreign operation included in the other comprehensive income. Net translation adjustment of equity-method investees are accounted for as comprehensive income(expensive) of equity-method investees in the other comprehensive income.

Share-based Payments

In the case of equity-settled share-based payment, the fair value of the goods or employee services received in exchange for the grant of the options is recognized as an expense and a capital adjustment. If the fair value of goods or employee services cannot be estimated reliably, the fair value is estimated based on the fair value of the equity granted.

For cash-settled share-based payment, the fair value of the obligation the Company will assume is determined by the fair value of the goods or employee services received in exchange for the grant of the options. Until the liability is settled, the Company is required to measure the fair value at date of statement of financial position and at settlement date. The change in fair value is recognized as an expense.

Share-based payment transactions with an option for the parties to choose between cash and equity settlement are accounted for based on the substance of the transaction.

Joint Venture

A joint venture is a contractual agreement to establish joint control over business, assets or entities. In case of jointly controlled entities that involve the establishment of a corporation, partnership or other entity in which each participant has an interest, the Company applies the equity method of accounting. As of December 31, 2010, the Company holds 50% of ownership on Kumho Rent-A-Car Global Co., Ltd., and applies the equity method of accounting.

Accounting Estimates

The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect amounts reported therein. Although these estimates are based on management’s best knowledge of current events and actions that the Company may undertake in the future, actual results may differ from those estimates.

U.S. Dollar Convenience Translation

The December 31, 2010 consolidated financial statements are expressed in Korean Won and have been translated into U.S. dollars at the rate of W1,138.9 to US$1, the market average exchange rate announced by Seoul Money Brokerage Services, Ltd. and in effect on December 31, 2010, solely for the convenience of the reader. These translations should not be construed as a representation that any or all of the amounts shown could be converted into U.S. dollars at this or any other rate.

Changes in Accounting Policies

Through December 31, 2008, Korea Accounting Institute and Financial Supervisory Service have issued and revised various Korea accounting standards and the following is a summary of major changes, which are newly adopted by the Company.

Accounting Standards	Key Requirements
SKAS No. 25 “Consolidated Financial Statements”	If negative consolidated capital surplus is incurred, it is first charged to related consolidated capital surplus, and remaining amount is recorded as a consolidated capital adjustment.

Opinion on Application of Accounting Standards 06-2 “Accounting for Recognition of Deferred Tax Related to Investments on a Subsidiary”	Temporary differences related to investments in subsidiary, equity method investee or joint venture are not classified by origin but are treated as a lump-sum difference in considering whether to recognize deferred tax assets or liabilities. However, temporary differences arising from certain transactions under SKAS No. 16, such as elimination of inter-company transactions through equity method, shall be separately treated in the same way as they are recognized in the consolidated financial statements.

As a result of the adoption of the accounting standards, the Company’s net assets at the beginning of 2008 increased by (Won)3,852 million.

Reconciliation of the differences in accounting policies

For the year ended December 31, 2010, the following adjustments were made on the subsidiaries’ financial statements to reconcile the differences in accounting policies between the Controlling Company and subsidiaries:

(in millions of Korean won)	Net assets before adjustment		Amount of adjustment		Net assets after adjustment		Remarks
KT Linkus Co., Ltd.	(Won)	8,444	(Won)	(375)	(Won)	8,069	1
KT Hitel Co., Ltd.		185,481		(4,824)		180,657
KT New Business Fund No. 1		22,432		(165)		22,267

Total	(Won)	216,357	(Won)	(5,364)	(Won)	210,993

1	Adjustments are made to unify the amortization period of investment difference arising from one subsidiary’s investments in another subsidiary.

4.    Restricted Deposits

Restricted deposits as of December 31, 2010 and 2009, are as follows:

(in millions of Korean won)	2010		2009		Description
Cash and cash equivalents	(Won)	9,495	(Won)	10,241	Restricted for research and development
Short-term investment assets		14,211		12,817	Restricted for investing in Media Contents, Pledge
Long-term investment assets		3,054		3,035	Checking account deposits

Total	(Won)	26,760	(Won)	26,093

5.    Inventories

Inventories as of December 31, 2010 and 2009, are as follows:

	2010						2009
(in millions of Korean won)	Acquisition cost		Valuation allowance		Book Value		Acquisition cost		Valuation allowance		Book Value
Merchandise	(Won)	598,486	(Won)	(39,715)	(Won)	558,771	(Won)	625,253	(Won)	(45,157)	(Won)	580,096
Supplies		38,361		(1,540)		36,821		43,996		(4,716)		39,280
Others		60,239		—		60,239		80,026		—		80,026

Total	(Won)	697,086	(Won)	(41,255)	(Won)	655,831	(Won)	749,275	(Won)	(49,873)	(Won)	699,402

6.    Loans Receivable

Loans granted by KT Capital and KTR as of December 31, 2010 and 2009, are summarized as follows:

Current

	2010						2009
(in millions of Korean won)	Original amount		Allowance for doubtful accounts		Carrying value		Original amount		Allowance for doubtful accounts		Carrying Value
Factoring	(Won)	35,737	(Won)	(179)	(Won)	35,558	(Won)	15,077	(Won)	(76)	(Won)	15,001
Loans		680,684		(8,961)		671,723		448,398		(9,168)		439,230
Deferred loan origination fee		(1,434)		—		(1,434)		(753)		—		(753)
Accounts receivable-loans		13,383		(1,604)		11,779		2,154		(94)		2,060
Loans for installment credit		37,401		(586)		36,815		28,412		(2,334)		26,078
Deferred incidental expense		11		—		11		5		—		5
Accounts receivable-loans for installment credit		546		—		546		950		(14)		936
Financial investment for new technology		18		—		18		200		(94)		106
Financial loans for new technology		—		—		—		2,500		(237)		2,263

Total	(Won)	766,346	(Won)	(11,330)	(Won)	755,016	(Won)	496,943	(Won)	(12,017)	(Won)	484,926

Non-Current

	2010						2009
(in millions of Korean won)	Original amount		Allowance for doubtful accounts		Carrying value		Original amount		Allowance for doubtful accounts		Carrying value
Factoring receivables	(Won)	—	(Won)	—	(Won)	—	(Won)	2,945	(Won)	(15)	(Won)	2,930
Loans		352,816		(4,419)		348,397		378,768		(7,242)		371,526
Deferred loan origination fee		(2,139)		—		(2,139)		(3,593)		—		(3,593)
Loans for installment credit		56,852		(931)		55,921		43,833		(2,994)		40,839
Deferred incidental expense		(89)		—		(89)		179		—		179
New technology financial investment assets		3,966		(20)		3,946		1,356		(911)		445
New technology financial loans		9,315		(264)		9,051		2,932		(277)		2,655

Total	(Won)	420,721	(Won)	(5,634)	(Won)	415,087	(Won)	426,420	(Won)	(11,439)	(Won)	414,981

7.    Securities

Trading securities as of December 31, 2010 and 2009, are as follows:

(in millions of Korean won)	2010		2009
Beneficiary certificates	(Won)	6,003	(Won)	21,470

The above trading securities are in short-term investment assets in the consolidated statements of financial position and carried at fair value determined based on the trading price as of year-end published by the financial institutes.

Available-for-sale securities as of December 31, 2010 and 2009, are as follows:

Current

(in millions of Korean won)	2010		2009
Beneficiary certificates	(Won)	—	(Won)	6,508
Debt securities		45		3

Total	(Won)	45	(Won)	6,511

The above current available-for-sale securities are included in the short-term investment assets in the consolidated statements of financial position and carried at fair value determined based on the trading price as of fiscal year-end published by the financial institutes.

Non-current

(in millions of Korean won)	2010		2009
Marketable equity securities [1]
Solitech Co., Ltd.	(Won)	2,684	(Won)	2,348
Digital Ocean Co., Ltd. (formerly GaeaSoft Corp.)		214		487
Krtnet Corp.		2,536		2,626
PT. Mobile-8 Telecom Tbk		2,561		2,504
Show Mirae Asset PEF 1		3,274		2,168
KOREA CABLE T.V CHUNG-BUK SYSTEM CO., LTD.		1,250		221
Daewoo Securities Green Korea Special Purpose Acquisition Company		2,818		—
Tongyang Value Ocean Special Purpose Acquisition Company		606		—
Others		4,178		1,503

Sub-total		20,121		11,857

(in millions of Korean won)	2010		2009
Non-marketable equity securities [1]
Korea Information Certificate Authority, Inc.		1,000		2,000
Vacom Wireless, Inc.		641		641
Neighbor Systems Co., Ltd.		525		525
Entaz Co., Ltd.		1,000		1,000
Smart Channel Co., Ltd.(formerly Mediapuff Plus) [2]		500		500
SBS KT SPC		25,000		15,000
IBK-Auctus Green Growth PEF		7,000		100
MBC KT SPC		11,000		11,000
Korea Software Financial Cooperative		1,220		1,220
Daesung Private Equity Fund		3,000		3,000
Translink Capital Partners I, L.P. [3]		2,430		5,222
Translink Management II Fund [4]		1,731		—
Pacren Walden Ventures Parallel VI-KT, L.P. [4]		5,858		3,652
Sovik Contents Investment Fund		1,500		1,500
Korea Telecommunications Operators Association		689		689
GE Premier 1st CR-REIT		3,000		—
Wooridle Film Investment Fund No. 1 [5]		563		—
Luxpia Co., Ltd.		1,000		1,000
Leaders PEF		16,003		18,644
Minigate Co., Ltd		2,400		—
Mirae Asset PEF		5,090		—
BC Card Co., Ltd		8,712		—
SEMI Materials, Co., Ltd		2,990		—
SEJONG Metal Co,. Ltd. (redeemable convertible preferred stock)		1,100		—
Smith & Mobile Inc.		1,500		—
Alti semiconductor Co., Ltd		3,000		—
Alphaasset Sinabro Private Stock Investment Trusts 7th		2,725		—
Enswers Inc.		2,001		2,001
On Game Network Inc.		5,368		5,527
Woongjin passone		3,121		—
Wiz communications Co., Ltd		1,852		1,987
QCP Investment Purpose Company III Inc.		2,000		2,000
Petra PEF 2nd		5,000		—
Petra PEF 1st		3,905		4,000
Hyundai-Asan Private Stock Investment Trusts		2,819		—
CJ Venture Investment 12th Global Contents Investment Fund		1,969		2,003
Enterprise DB Corp.		3,013		—
KDBCJKL PEF 2nd		4,200		—
KoFC-IMM Pioneer Champ 2010-17th Investment Fund		2,010		—
Nexenta Systems, Inc.		2,260		—
SoftBank Commerce Korea		959		959
Shinhan Venture Capital Co., Ltd.		900		900
Others		17,438		15,002

Sub-total		169,992		100,072

Debt securities
Government and public bonds		20		64
Tongyang Value Ocean Special Purpose Acquisition Company Convertible bonds		200		200
KIC Co., Ltd. Convertible bonds		813		—
Foosung Co., Ltd. Convertible bonds		—		2,420
KB2B. Bonds with warrant		2,443		1,677
Saehacoms Co., Ltd. Bonds with warrant		783		—
Probe corp. Convertible bonds		1,000		1,000
Sejong Metal Co,. Ltd. Bonds with warrant		981		—
Others		3,162		—

Sub-total		9,402		5,361

Total	(Won)	199,515	(Won)	117,290

1

The fair value of marketable equity securities is determined using quoted market prices as of year end. Non-marketable equity securities are recognized at acquisition cost if the fair value of the securities cannot be reliably measured due to lack of basis and experience. But if the reasonably estimated recoverable amounts of non-marketable securities are less than the carrying amounts and the amount of deficiency is material then, the securities are recognized at the recoverable amounts by deducting the deficiency from the carrying amounts directly.

2	The securities are pledged as collateral for borrowings of investee.

3	During the year ended December 31, 2010, the Company recognized (Won)2,792 million of loss on impairment of investment securities as non-operating expense.

4	This is an investment fund which the Company participates as a limited partner. As the Company has no significant influence or control over this investee, the Company classifies this investment as an available-for-sale security.

5	The Company has no significant influence due to withdrawal from the fund. Accordingly, the Company reclassifies this investment as an available-for-sale security.

Held-to-maturity securities as of December 31, 2010 and 2009, are as follows:

(in millions of Korean won)	2010		2009
Current (*)	(Won)	—	(Won)	17
Non-Current		66		65

Total	(Won)	66	(Won)	82

The current held-to-maturity securities are included in short-term investment assets in the consolidated statements of financial position.

Maturities of debt securities as of December 31, 2010, are as follows:

(in millions of Korean won)	Available-for-sale		Held-to-maturity
Within 1 year	(Won)	45	(Won)	—
Over 1 year and within 5 years		9,402		66

Total	(Won)	9,447	(Won)	66

For the years ended December 31, 2010 and 2009, changes in valuation gain or loss on short-term available-for-sale securities are as follows:

2010

(in millions of Korean won)
2010.1.1	Valuation Amount		Included in Earnings		2010.12.31
(Won) 7,800	(Won)	2,201	(Won)	1,392	(Won)	11,393
Deferred income tax						(2,342)

Total					(Won)	9,051

2009

(in millions of Korean won)
2009.1.1	Valuation Amount		Included in Earnings		2009.12.31
(Won) (2,810)	(Won)	5,015	(Won)	5,595	(Won)	7,800
Deferred income tax						(2,009)

Total					(Won)	5,791

The amounts are not adjusted for the minority interests in consolidated subsidiaries.

Equity-method Investments

Equity-method investments as of December 31, 2010 and 2009, are as follows:

(In millions of Korean won)	2010							2009
Investee	Percentage of Ownership	Acquisition Cost		Net asset value		Carrying value		Acquisition Cost		Net asset value		Carrying value
Kumho Rent-A-Car Global Co., Ltd [1,9]	50.00%	(Won)	2,032	(Won)	589	(Won)	943	(Won)	—	(Won)	—	(Won)	—
Korea Telecom Directory Co., Ltd.	34.00%		6,800		(2,559)		—		6,800		(2,283)		—
KBSi Co., Ltd.	32.38%		4,760		6,874		6,874		4,760		5,259		5,259
CU Industrial Development Co., Ltd. [8]	19.00%		506		9,198		9,198		506		12,769		12,769
KTCS Corporation [7,8]	17.05%		3,800		19,613		19,613		3,800		16,449		16,449
KTIS Corporation [7,8]	17.80%		2,850		19,432		19,432		2,850		16,413		16,413
Korea Digital Satellite Broadcasting Co., Ltd. [11]	32.28%		195,976		29,247		29,247		195,976		12,945		12,945
MOS Facilities Co., Ltd. [8]	15.93%		5,000		101		101		5,000		114		114
Kiwoom Investment Co., Ltd.	20.17%		9,000		7,858		7,858		9,000		7,175		7,175
Korea Information & Technology Fund [10]	33.33%		100,000		122,042		122,042		100,000		115,636		115,636
Exdell Corporation [8]	19.00%		190		273		273		190		239		239
Information Technology Solution Bukbu Corporation [8]	18.00%		180		368		368		180		376		376
Information Technology Solution Nambu Corporation [8]	18.00%		180		360		360		180		381		381
Information Technology Solution Seobu Corporation [8]	18.00%		180		434		434		180		451		451
Information Technology Solution Busan Corporation [8]	18.00%		180		322		322		180		339		339
Information Technology Solution Jungbu Corporation [8]	18.00%		180		470		470		180		458		458
Information Technology Solution Honam Corporation [8]	18.00%		180		434		434		180		414		414
Information Technology Solution Deagu Corporation [8]	18.00%		180		245		245		180		269		269
Everyshow	20.69%		1,500		688		688		1,500		1,045		1,045
KT-Global New Media Fund	50.00%		14,000		12,663		12,663		14,000		12,932		12,932
Company K Movie Asset Fund No. 1	60.00%		9,000		9,362		9,362		9,000		8,806		8,806
Boston Global Film & Contents Fund L.P.	31.84%		10,000		10,146		10,146		10,000		10,085		10,085
OIC Co., Ltd. (formerly OIC Language Visual Limited)	20.00%		200		41		41		200		183		183
Mongolian Telecommunications	40.00%		3,450		12,312		12,312		3,450		11,135		11,135
Metropol Property LLC	34.00%		1,739		628		1,373		1,739		640		1,684
WiBro Infra Co., Ltd. [2]	26.22%		65,000		65,502		65,502		—		—		—
Harex Info Tech Inc. [8]	14.77%		3,375		433		433		3,375		62		62
Boston Film Fund	38.96%		7,461		1,383		1,383		8,000		4,249		4,249
KTF-CJ Music Contents Investment Fund	50.00%		5,000		4,952		4,952		5,000		4,955		4,955
Shinhan-KT Mobilecard Co., Ltd.	50.00%		1,000		(1)		—		1,000		248		248
KT-DoCoMo Mobile Investment Fund	45.00%		4,500		4,858		4,858		4,500		4,473		4,473
MetroM Co., Ltd. [8]	19.88%		80		179		179		80		147		147
KDNET Co., Ltd. [8]	19.88%		80		142		142		80		147		147
GOODTECH Co., Ltd. [8]	19.88%		80		180		180		80		153		153
Touchtel Co., Ltd. [8]	19.90%		100		183		183		100		180		180
KNS Co.,Ltd (formerly Excelnet Co., Ltd.)	20.62%		249		259		259		100		120		120

(In millions of Korean won)	2010							2009
Investee	Percentage of Ownership	Acquisition Cost		Net asset value		Carrying value		Acquisition Cost		Net asset value		Carrying value
KMTEC Co., Ltd. [8]	19.90%		100		185		185		100		183		183
MTT Co., Ltd. [8]	19.90%		100		221		221		100		206		206
Goodmorning F Co., Ltd. [8]	19.00%		254		891		891		254		1,696		1,696
BKLCD Co., Ltd.	29.15%		20,000		18,111		18,111		20,000		19,542		19,542
TPS	100.00%		164		1,100		1,100		164		1,283		1,283
ETN	100.00%		1		1		1		1		1		1
Oscar ent. Co., Ltd.	49.00%		650		423		423		650		398		398
KT-IMM Investment Fund [2]	45.45%		5,000		5,076		5,076		—		—		—
Ansan U-City BTL [1,8]	15.00%		98		68		68		—		—		—
Miraeasset Good Company Investment Fund No.3 [2]	33.33%		3,040		3,008		3,008		—		—		—
2010 KIF IMM IT Investement Fund [2]	21.88%		700		659		659		—		—		—
Anyang KDC project [2]	21.05%		2,600		2,600		2,600		—		—		—
QCP New technology investment fund 20th [2]	37.74%		2,000		96		96		—		—		—
Nau IB 7th fund [2]	30.77%		2,000		302		302		—		—		—
Saehacoms Co., Ltd. [1]	20.00%		500		393		393		—		—		—
Crzyfish, Inc. [1]	25.05%		500		455		455		—		—		—
Haitai Confectionery & Foods Co., Ltd [1,10]	30.37%		53,741		35,713		52,689		—		—		—
Wooridle Film Investment Fund [3]	—		—		—		—		1,600		1,478		1,478
eNtoB Corp. [4]	—		—		—		—		6,050		8,314		8,730
WMC Co., Ltd. [5]	—		—		—		—		80		98		98
Sky Life Contents Fund [4]	—		—		—		—		4,500		3,751		3,751
Netcom [4]	—		—		—		—		90		—		—
PARANGOYANGI [6]	—		—		—		—		2,900		(542)		—
Music City Media Co., Ltd. [6]	—		—		—		—		1,040		(688)		—
D&G Star Co., Ltd. [4]	—		—		—		—		260		27		27
Paramount Music Co., Ltd. [4]	—		—		—		—		1,000		305		305

Total		(Won)	550,436	(Won)	408,513	(Won)	429,148	(Won)	431,135	(Won)	283,016	(Won)	287,989

1	The Company newly acquired the shares of the investees in 2010.

2	These companies are newly established in 2010.

3	The investments in the investees were reclassified as an available-for-sale in 2010.

4	The Company sold all of its equity shares of these companies in 2010.

5	WMC Co., Ltd. merged with KNS Co., Ltd. in 2010.

6	These companies go bankrupt were liquidated in 2010.

7	The shares of the investees are listed on the Korea Exchange in 2010.

8	As of December 31, 2010, the Company’s ownership of the investees is less than 20%. Since the Company can exercise significant influence or control over the investees, the investments are classified as equity method investment.

9	This investment is the joint venture. As a result, the Company accounts for this investment using the equity method.

10	Although the Company’s respective ownership in these companies is more than 30%, the Company is not the largest stockholder of these companies. As a result, the Company accounts for these investments as equity-method investments.

11	As the Company is not the largest shareholder of these companies in the consideration of the potential voting rights, the Company accounts for these investments as equity-method investments.

The details of changes in differences between the initial purchase price and the Company’s initial proportionate ownership in net book value of the investees ended December 31, 2010 and 2009, are as follows:

	2010
(in millions of Korean won)	2010.1.1		Addition		Amortization		2010.12.31
Kumho Rent-A-Car	(Won)	—	(Won)	1,415	(Won)	(1,062)	(Won)	353
Metropol Property LLC		1,044		—		(298)		746
eNtoB Corp.		416		(345)		(71)		—
Haitai Confectionery & Foods Co., Ltd.		—		20,842		(3,908)		16,934

Total	(Won)	1,460	(Won)	21,912	(Won)	(5,339)	(Won)	18,033

	2009
(in millions of Korean won)	2009.1.1		Addition		Amortization		2009.12.31
eNtoB Corp.	(Won)	553	(Won)	—	(Won)	(137)	(Won)	416
Korea Digital Satellite Broadcasting Co., Ltd.		10,928		—		(10,928)		—
Harex Info Tech Inc.		383		—		(383)		—
U-Mobile		49,561		(43,731)		(5,830)		—
Metropol Property LLC		1,342		—		(298)		1,044
OliveNine Entertainment Co., Ltd.		644		(644)		—		—
The Contents Entertainment		947		(947)		—		—
Doremi Music Publishing Co., Ltd.		(15)		15		—		—

Total	(Won)	64,343	(Won)	(45,307)	(Won)	(17,576)	(Won)	1,460

There are no unrealized gains and losses arising from intercompany transactions to be eliminated as of December 31, 2010.

The changes in the book values of equity-method investments for the years ended December 31, 2010 and 2009 are as follows:

(In millions of Korean won)	2010
Investee	2010.1.1		Acquisition (Disposal)		Valuation gain(loss)		Other increase (Decrease)		2010.12.31
Kumho Rent-A-Car Global	(Won)	—	(Won)	—	(Won)	(1,719)	(Won)	2,662	(Won)	943
KBSi Co., Ltd.		5,259		—		1,615		—		6,874
CU Industrial Development Co., Ltd.		12,769		—		(3,571)		—		9,198
KTCS Corporation		16,449		—		3,127		37		19,613
KTIS Corporation		16,413		—		3,569		(550)		19,432
Korea Digital Satellite Broadcasting Co., Ltd. [1]		12,945		—		16,142		160		29,247
MOS Facilities Co., Ltd.		114		—		(253)		240		101
Kiwoom Investment Co., Ltd.		7,175		—		462		221		7,858
Korea Information & Technology Fund		115,636		—		6,915		(509)		122,042
Exdell Corporation		239		—		34		—		273
Information Technology Solution Bukbu Corporation		376		—		(8)		—		368
Information Technology Solution Nambu Corporation		381		—		(21)		—		360
Information Technology Solution Seobu Corporation		451		—		(17)		—		434
Information Technology Solution Busan Corporation		339		—		(17)		—		322
Information Technology Solution Jungbu Corporation		458		—		12		—		470
Information Technology Solution Honam Corporation		414		—		20		—		434
Information Technology Solution Deagu Corporation		269		—		(24)		—		245
Everyshow		1,045		—		(378)		21		688
KT-Global New Media Fund		12,932		—		(269)		—		12,663
Company K Movie Asset Fund No. 1		8,806		—		556		—		9,362
Boston Global Film & Contents Fund L.P. [1]		10,085		—		61		—		10,146
OIC Co., Ltd. (formerly OIC Language Visual Limited)		183		—		(142)		—		41
Mongolian Telecommunications		11,135		—		(28)		1,205		12,312
Metropol Property LLC		1,684		—		(45)		(266)		1,373
WiBro Infra Co., Ltd.		—		65,000		505		(3)		65,502
Harex Info Tech Inc.		62		—		28		343		433
Boston Film Fund		4,249		(538)		(2,338)		10		1,383
KTF-CJ Music Contents Investment Fund		4,955		—		(3)		—		4,952
Shinhan-KT Mobilecard Co., Ltd.		248		—		(248)		—		—
KT-DoCoMo Mobile Investment Fund		4,473		—		385		—		4,858
MetroM Co., Ltd.		147		—		32		—		179
KDNET Co., Ltd.		147		—		(5)		—		142
GOODTECH Co., Ltd.		153		—		27		—		180
Touchtel Co., Ltd.		180		—		3		—		183
KNS Co.,Ltd (formerly Excelnet Co., Ltd.)		120		—		(17)		156		259
KMTEC Co., Ltd.		183		—		2		—		185
MTT Co., Ltd.		206		—		15		—		221
Goodmorning F Co., Ltd.		1,696		(884)		77		2		891
BKLCD Co., Ltd.		19,542		—		(310)		(1,121)		18,111
TPS		1,283		—		3,512		(3,695)		1,100
ETN		1		—		—		—		1
Oscar ent. Co., Ltd.		398		—		25		—		423
KT-IMM Investment Fund		—		5,000		76		—		5,076
Ansan U-City BTL [1]		—		98		(30)		—		68
Miraeasset Good Company Investment Fund No.3 [1]		—		3,040		(32)		—		3,008
2010 KIF IMM IT Investement Fund [1]		—		700		(41)		—		659
Anyang KDC project		—		2,600		—		—		2,600
QCP New technology investment fund 20th		—		2,000		—		(1,904)		96
Nau IB 7th fund [1]		—		2,000		53		(1,751)		302
Saehacoms Co., Ltd.		—		500		(107)		—		393
Crzyfish, Inc.		—		500		(45)		—		455
Haitai Confectionery & Foods Co., Ltd		—		53,741		(1,052)		—		52,689
Wooridle Film Investment Fund		1,478		—		(447)		(1,031)		—
eNtoB Corp. [1]		8,730		(7,937)		400		(1,193)		—
WMC Co., Ltd.		98		—		19		(117)		—
Sky Life Contents Fund		3,751		(3,812)		61		—		—
D&G Star Co., Ltd.		27		(10)		(2)		(15)		—
Paramount Music Co., Ltd.		305		—		—		(305)		—

Total	(Won)	287,989	(Won)	121,998	(Won)	26,564	(Won)	(7,403)	(Won)	429,148

(In millions of Korean won)	2009
Investee	2009.1.1		Acquisition (Disposal)		Valuation gain(loss)		Other Increase (Decrease)		2009.12.31
Korea Telecom Directory Co., Ltd.	(Won)	8,358	(Won)	—	(Won)	(8,358)	(Won)	—	(Won)	—
KBSi Co., Ltd.		4,679		—		580		—		5,259
CU Industrial Development Co., Ltd.		8,369		—		4,350		50		12,769
KTCS Corporation		13,666		1,050		1,771		(38)		16,449
KTIS Corporation		12,812		—		2,233		1,368		16,413
Korea Digital Satellite Broadcasting Co., Ltd.		32,928		—		(4,018)		(15,965)		12,945
MOS Facilities Co., Ltd.		41		—		(275)		348		114
Kiwoom Investment Co., Ltd.		6,953		—		54		168		7,175
Korea Information & Technology Fund		110,909		—		3,984		743		115,636
Exdell Corporation		218		—		21		—		239
Information Technology Solution Bukbu Corporation		225		(13)		164		—		376
Information Technology Solution Nambu Corporation		221		(13)		173		—		381
Information Technology Solution Seobu Corporation		222		(13)		242		—		451
Information Technology Solution Busan Corporation		246		(13)		106		—		339
Information Technology Solution Jungbu Corporation		295		(15)		178		—		458
Information Technology Solution Honam Corporation		248		(13)		179		—		414
Information Technology Solution Deagu Corporation		218		(12)		63		—		269
Everyshow		1,226		—		(181)		—		1,045
KT-Global New Media Fund		5,817		8,000		(885)		—		12,932
Company K Movie Asset Fund No. 1		8,803		—		3		—		8,806
Boston Global Film & Contents Fund L.P. [1]		—		10,001		84		—		10,085
OIC Co., Ltd. (formerly OIC Language Visual Limited)		—		200		(17)		—		183
Mongolian Telecommunications		13,289		—		910		(3,064)		11,135
Metropol Property LLC		1,776		—		—		(92)		1,684
Harex Info Tech Inc.		631		—		(569)		—		62
Boston Film Fund		4,281		—		(32)		—		4,249
KTF-CJ Music Contents Investment Fund		5,038		—		(83)		—		4,955
Shinhan-KT Mobilecard Co., Ltd.		708		—		(460)		—		248
KT-DoCoMo Mobile Investment Fund		4,439		—		34		—		4,473
MetroM Co., Ltd.		—		—		76		71		147
KDNET Co., Ltd.		—		—		75		72		147
GOODTECH Co., Ltd.		—		—		81		72		153
Touchtel Co., Ltd.		—		—		91		89		180
KNS Co.,Ltd (formerly Excelnet Co., Ltd.)		—		—		30		90		120
KMTEC Co., Ltd.		—		—		93		90		183
MTT Co., Ltd.		—		—		117		89		206
Goodmorning F Co., Ltd.		1,460		—		235		1		1,696
BKLCD Co., Ltd.		—		20,000		(458)		—		19,542
TPS		205		—		2,429		(1,351)		1,283
ETN		1		—		—		—		1
Oscar ent. Co., Ltd.		384		—		14		—		398
Wooridle Film Investment Fund [1]		1,529		—		(51)		—		1,478
eNtoB Corp.		8,740		—		281		(291)		8,730
WMC Co., Ltd.		—		—		27		71		98
Sky Life Contents Fund		3,737		—		14		—		3,751
Netcom		80		—		(1)		(79)		—
D&G Star Co., Ltd.		190		—		(163)		—		27
Paramount Music Co., Ltd.		313		—		(8)		—		305
KTC Media Contents Investment Fund No.1		4,510		—		—		(4,510)		—
OLIVE9		—		(3)		—		3		—
U Mobile		82,663		(65,424)		(17,794)		555		—
KSCALL		327		(449)		281		(159)		—
KOSNC		341		(541)		200		—		—
KCALL		332		(515)		183		—		—
TMWORLD		320		(474)		154		—		—
UMSNC		293		(465)		172		—		—
The Contents Entertainment		950		(950)		—		—		—
Olive Nine Creative Co., Ltd.		150		(150)		—		—		—
Onestone Communication Co., Ltd.		206		(206)		—		—		—

Total	(Won)	353,347	(Won)	(30,018)	(Won)	(13,671)	(Won)	(21,669)	(Won)	287,989

1	In accordance with SKAS No. 24 Preparation and Presentation of Financial Statements II (Financial Industry), gain on valuation of equity-method investments amounting to (Won)136 million (2009: (Won)10 million) and loss on valuation of equity-method investments amounting to (Won)102 million (2009: (Won)16 million) recorded by KT Capital are classified as operating revenue and operating expense, respectively.

Market value information of publicly listed investees as of December 31, 2010 and 2009, is as follows:

	2010
(In millions of Korean won)	Number of Shares Owned	Market Price per share		Market Value		Recorded Book Value
KTCS Corporation	8,132,130	(Won)	2,210.0	(Won)	17,972	(Won)	19,613
KTIS Corporation	6,196,190		3,510.0		21,749		19,432
Mongolian Telecommunications	10,348,111		3,413.1		35,319		12,312

	2009
(In millions of Korean won)	Number of Shares Owned	Market Price per share		Market Value		Recorded Book Value
Mongolian Telecommunications	10,348,111	(Won)	1,877.8	(Won)	19,432	(Won)	11,135

Financial information of investees as of December 31, 2010 and 2009, are as follows:

(In millions of Korean won)	2010
Investee	Assets		Liabilities		Sales		Net income(loss)
Kumho Rent-A-Car Global	(Won)	6,045	(Won)	4,868	(Won)	222,039	(Won)	1,333
Korea Telecom Directory Co., Ltd.		20,692		28,896		21,648		283
KBSi Co., Ltd.		31,246		10,017		57,947		4,987
CU Industrial Development Co., Ltd.		121,632		73,412		27,981		(18,986)
KTCS Corporation		168,243		53,237		353,950		16,270
KTIS Corporation		157,782		48,641		349,114		18,041
Korea Digital Satellite Broadcasting Co., Ltd.		533,246		385,935		431,356		42,956
MOS Facilities Co., Ltd.		6,097		5,463		22,252		(1,545)
Kiwoom Investment Co., Ltd.		39,173		215		5,135		2,296
Korea Information & Technology Fund		366,281		—		27,930		20,747
Exdell Corporation		2,957		1,519		10,990		257
Information Technology Solution Bukbu Corporation		5,591		3,547		29,091		366
Information Technology Solution Nambu Corporation		4,763		2,763		31,918		246
Information Technology Solution Seobu Corporation		5,488		3,079		35,026		341
Information Technology Solution Busan Corporation		7,210		5,420		25,295		318
Information Technology Solution Jungbu Corporation		5,753		3,144		36,006		654
Information Technology Solution Honam Corporation		5,158		2,747		27,779		458
Information Technology Solution Deagu Corporation		2,892		1,528		18,086		225
Everyshow		4,199		874		7,454		(1,789)
KT-Global New Media Fund		25,357		32		—		(539)
Company K Movie Asset Fund No. 1		15,604		—		1,708		927
Boston Global Film & Contents Fund L.P.		32,053		196		993		192
OIC Co., Ltd. (formerly OIC Language Visual Limited)		243		37		—		(709)
Mongolian Telecommunications		41,075		10,294		19,636		1,363
Metropol Property LLC		2,120		274		1,093		418
WiBro Infra Co., Ltd.		358,261		108,423		374		1,916
Harex Info Tech Inc.		3,593		660		3,075		354
Boston Film Fund		3,549		—		612		148
KTF-CJ Music Contents Investment Fund		9,903		—		627		(6)
Shinhan-KT Mobilecard Co., Ltd.		54		55		102		(498)
KT-DoCoMo Mobile Investment Fund		10,945		150		945		854
MetroM Co., Ltd.		2,186		1,284		14,810		192
KDNET Co., Ltd.		1,390		672		11,348		78

(In millions of Korean won)	2010
Investee	Assets	Liabilities	Sales	Net income(loss)
GOODTECH Co., Ltd.	1,319	410	11,920	170
Touchtel Co., Ltd.	2,348	1,426	12,429	53
KNS Co.,Ltd (formerly Excelnet Co., Ltd.)	2,483	1,225	17,972	136
KMTEC Co., Ltd.	1,861	931	14,448	51
MTT Co., Ltd.	2,064	955	12,791	114
Goodmorning F Co., Ltd.	6,038	1,351	11,701	202
Others	939,868	670,705	749,304	11,092

(In millions of Korean won)	2009
Investee	Assets	Liabilities	Sales	Net income(loss)
Korea Telecom Directory Co., Ltd.	(Won)	25,809	(Won)	32,525	(Won)	7,206	(Won)	(31,297)
KBSi Co., Ltd.	21,242	5,000	33,133	1,791
CU Industrial Development Co., Ltd.	122,646	55,439	55,918	22,898
KTCS Corporation	129,011	47,029	245,156	12,196
KTIS Corporation	129,494	48,715	119,679	13,200
Korea Digital Satellite Broadcasting Co., Ltd.	448,079	344,151	397,457	20,280
MOS Facilities Co., Ltd.	11,529	10,850	22,258	(1,547)
Kiwoom Investment Co., Ltd.	35,672	100	4,750	263
Korea Information & Technology Fund	346,909	—	30,391	11,956
Exdell Corporation	2,111	851	10,781	115
Information Technology Solution Bukbu Corporation	5,036	2,946	22,452	906
Information Technology Solution Nambu Corporation	4,343	2,227	25,790	954
Information Technology Solution Seobu Corporation	4,961	2,457	25,866	1,334
Information Technology Solution Busan Corporation	3,508	1,623	50,624	589
Information Technology Solution Jungbu Corporation	5,072	2,525	34,375	991
Information Technology Solution Honam Corporation	4,655	2,355	19,172	995
Information Technology Solution Deagu Corporation	2,622	1,124	15,489	350
Everyshow	8,280	3,367	4,849	(851)
KT-Global New Media Fund	26,139	275	—	(1,771)
Company K Movie Asset Fund No. 1	14,677	—	1,498	6
Boston Global Film & Contents Fund L.P.	31,861	199	—	262
OIC Co., Ltd. (formerly OIC Language Visual Limited)	920	6	—	(86)
Mongolian Telecommunications	33,715	5,877	24,361	2,275
Metropol Property LLC	2,422	538	1,515	877
Harex Info Tech Inc.	1,114	823	1,782	(868)
Boston Film Fund	11,116	227	119	(111)
KTF-CJ Music Contents Investment Fund	9,960	50	653	(84)
Shinhan-KT Mobilecard Co., Ltd.	596	100	80	(919)
KT-DoCoMo Mobile Investment Fund	10,048	108	65	77
MetroM Co., Ltd.	1,486	748	13,998	210
KDNET Co., Ltd.	1,460	723	11,061	129
GOODTECH Co., Ltd.	1,753	985	11,600	214
Touchtel Co., Ltd.	1,767	862	11,996	80
KNS Co.,Ltd (formerly Excelnet Co., Ltd.)	1,180	577	11,631	201
KMTEC Co., Ltd.	1,442	523	13,459	108
MTT Co., Ltd.	1,839	805	12,300	196
Goodmorning F Co., Ltd.	11,841	2,917	46,545	1,235
Wooridle Film Investment Fund	7,393	—	28	(200)
eNtoB Corp.	72,238	44,716	567,871	1,213
WMC Co., Ltd.	1,181	690	10,541	227
Sky Life Contents Fund	16,800	129	1,390	62
Others	159,019	110,140	323,679	4,815

The adjustments made on the financial statements of investees during the application of the equity method of accounting to reconcile their accounting policies with those of the Company as of December 31, 2010 and 2009, and for the years then ended are as follows:

(In millions of Korean won)	Net Asset before Adjustments		Adjustments		Net Asset after Adjustments		Notes
Korea Digital Satellite Broadcasting Co., Ltd.	(Won)	47,552	(Won)	(18,305)	(Won)	29,247	Adjustment of equity due to redeemable preferred stock
MOS Facilities Co., Ltd.		122,094		(52)		122,042	Adjustment of dividends payable
QCP New technology investment fund 20		926		(830)		96	Impairment of investments

Total	(Won)	170,572	(Won)	(19,187)	(Won)	151,385

The changes in the share of losses not recognized, as the Company discontinued recognizing its share of further losses exceeding its interest in the equity-method investees, as of December 31, 2010 and 2009 are as follows:

(In millions of Korean won)	2010						2009
	2010.1.1		Increase (Decrease)		2010.12.31		2009.1.1		Increase (Decrease)		2009.12.31
Korea Telecom Directory Co., Ltd.	(Won)	(2,283)	(Won)	(506)	(Won)	(2,789)	(Won)	—	(Won)	(2,283)	(Won)	(2,283)
Shinhan-KT Mobilecard Co., Ltd.		—		(1)		(1)		—		—		—
Music City Media Co., Ltd.		(688)		688		—		(688)		—		(688)
PARANGOYANGI		(542)		542		—		(303)		(239)		(542)

Total	(Won)	(3,513)	(Won)	723	(Won)	(2,790)	(Won)	(991)	(Won)	(2,522)	(Won)	(3,513)

8.    Property and Equipment

The changes in property, plant and equipment for the years ended December 31, 2010 and 2009 are as follows:

	2010
(In millions of Korean won)	Land		Buildings		Structures		Machinery and equipment		Vehicles		Rental asset		Others [1]		Construction- in-progress		Total
Balance at 2010.1.1	(Won)	1,466,791	(Won)	3,306,258	(Won)	147,920	(Won)	8,766,736	(Won)	31,069	(Won)	104,442	(Won)	360,526	(Won)	590,818	(Won)	14,774,560
Acquisition		10,156		1,468		835		50,525		1,205		801,091		89,850		2,587,210		3,542,340
Disposal		(531)		(8,600)		(9,816)		(146,807)		(66)		(1,545)		(25,008)		(96)		(192,469)
Depreciation		—		(158,461)		(14,519)		(2,370,126)		(7,378)		(140,157)		(204,858)		—		(2,895,499)
Impairment		—		—		—		(519)		—		—		(8,778)		—		(9,297)
Others 1		(12,592)		94,966		6,165		2,188,230		107		(60,998)		198,217		(2,405,872)		8,223

Balance at 2010.12.31	(Won)	1,463,824	(Won)	3,235,631	(Won)	130,585	(Won)	8,488,039	(Won)	24,937	(Won)	702,833	(Won)	409,949	(Won)	772,060	(Won)	15,227,858

Acquisition cost	(Won)	1,463,956	(Won)	5,039,486	(Won)	322,783	(Won)	39,985,058	(Won)	81,190	(Won)	915,620	(Won)	1,809,979	(Won)	814,770	(Won)	50,432,842
Accumulated depreciation		—		(1,801,296)		(191,102)		(31,402,282)		(56,253)		(212,787)		(1,385,156)		—		(35,048,876)
Accumulated impairment loss		—		—		—		(1,748)		—		—		(12,634)		—		(14,382)
Government grants		(132)		(2,559)		(1,096)		(92,989)		—		—		(2,240)		(42,710)		(141,726)

	2009
(In millions of Korean won)	Land		Buildings		Structures		Machinery and equipment		Vehicles		Rental asset		Others [1]		Construction- in-progress		Total
Balance at 2009.1.1	(Won)	1,289,230	(Won)	3,415,917	(Won)	229,676	(Won)	9,374,073	(Won)	34,606	(Won)	90,288	(Won)	459,414	(Won)	295,427	(Won)	15,188,631
Acquisition		48		841		2		34,937		727		112,910		32,081		2,592,880		2,774,426
Disposal		(12,021)		(12,556)		(1,780)		(102,848)		(143)		(38,322)		(21,087)		(348)		(189,105)
Depreciation		—		(150,103)		(16,512)		(2,511,196)		(8,936)		(40,195)		(208,506)		—		(2,935,448)
Impairment		—		—		—		(229)		—		—		(134)		(873)		(1,236)
Others		189,534		52,159		(63,466)		1,971,999		4,815		(20,239)		98,758		(2,296,268)		(62,708)

Balance at 2009.12.31	(Won)	1,466,791	(Won)	3,306,258	(Won)	147,920	(Won)	8,766,736	(Won)	31,069	(Won)	104,442	(Won)	360,526	(Won)	590,818	(Won)	14,774,560

Acquisition cost	(Won)	1,466,923	(Won)	4,977,592	(Won)	338,854	(Won)	40,256,240	(Won)	86,461	(Won)	209,252	(Won)	1,832,087	(Won)	651,441	(Won)	49,818,850
Accumulated depreciation		—		(1,668,667)		(189,607)		(31,376,363)		(55,392)		(104,810)		(1,465,470)		—		(34,860,309)
Accumulated impairment loss		—		—		—		(1,761)		—		—		(3,855)		—		(5,616)
Government grants		(132)		(2,667)		(1,327)		(111,380)		—		—		(2,236)		(60,623)		(178,365)

1	Others mainly consist of the transfers from construction-in-progress to machinery, increase in contribution for construction, increase due to changes in consolidated entities and reclassifications.

As of December 31, 2010, with respect to rental and leasehold contracts, certain land and buildings are pledged for mortgages and leasehold rights, and the maximum pledged amount is (Won)70,704 million (2009: (Won)73,392 million).

As of December 31, 2010, the value of land based on the posted price issued by the Korean tax authority amounted to (Won)5,412,098 million (2009: (Won)5,549,125 million)

9.    Intangible Assets

The changes in intangible assets for the years ended December 31, 2010 and 2009, are as follows:

	2010
(In millions of Korean won)	Goodwill		Industrial rights		Development costs		Software		Frequency usage rights		Other intangible assets		Total
Balance at 2010.1.1	(Won)	85,315	(Won)	10,471	(Won)	227,594	(Won)	165,570	(Won)	696,488	(Won)	94,062	(Won)	1,279,500
Acquisition		28,974		523		243,024		62,739		78		23,114		358,452
Disposal		—		—		(13,520)		(4,983)		—		(2,567)		(21,070)
Amortization		(74,677)		(1,836)		(111,650)		(51,958)		(115,650)		(34,189)		(389,960)
Impairment		—		—		—		(1,811)		—		(1,632)		(3,443)
Others		—		(54)		758		839		—		7,844		9,387

Balance at 2010.12.31	(Won)	39,612	(Won)	9,104	(Won)	346,206	(Won)	170,396	(Won)	580,916	(Won)	86,632	(Won)	1,232,866

	2009
(In millions of Korean won)	Goodwill		Industrial rights		Development costs		Software		Frequency usage rights		Other intangible assets		Total
Balance at 2009.1.1	(Won)	228,394	(Won)	10,203	(Won)	193,793	(Won)	106,147	(Won)	812,137	(Won)	123,564	(Won)	1,474,238
Acquisition		—		1,785		140,208		60,401		—		12,721		215,115
Amortization		(137,487)		(1,865)		(102,366)		(45,594)		(115,649)		(23,057)		(426,018)
Impairment		(1,840)		—		(714)		(1,261)		—		(3,927)		(7,742)
Others		(3,752)		348		(3,327)		45,877		—		(15,239)		23,907

Balance at 2009.12.31	(Won)	85,315	(Won)	10,471	(Won)	227,594	(Won)	165,570	(Won)	696,488	(Won)	94,062	(Won)	1,279,500

The research and development expense for the years ended December 31, 2010 and 2009, are as follows:

(In millions of Korean won)	2010		2009		2008
Research expense	(Won)	268,681	(Won)	239,507	(Won)	235,508
Development expense		26,388		23,706		47,639

Total	(Won)	295,069	(Won)	263,213	(Won)	283,147

As a significant expenditure, which is expected to have future economic benefits but is not capitalized in the year incurred because they are not under the Company’s control, training expense amounted to (Won)31,832 million (2009: (Won)23,575 million).

10.    Insurance

As of December 31, 2010, the summary of assets covered under the insurance programs with various insurance companies are as follows:

		Coverage
(In millions of Korean won)	Insurance type	2010		2009
Inventories	Theft and fire	(Won)	145,100	(Won)	167,129
Buildings	Fire and other		1,326,221		1,347,580
Machinery	Property package and other		551,937		195,454
Vessel (vehicles)	Vessel and other		69,814		63,225
Others [1]	Fire and other		452,492		481,139

Total		(Won)	2,545,564	(Won)	2,254,527

1	Includes insurance for structures, finance lease receivables, other fixed assets and officers liability.

11.    Government Grants and Customers’ Contribution.

The changes in government grants and customers’ contribution to construction costs which are incurred in acquisition of assets for the years ended December 31, 2010 and 2009, are as follows:

	2010
(In millions of Korean won)	2010.1.1		Increase		Decrease		Transfer		2010.12.31
Land	(Won)	132	(Won)	—	(Won)	—	(Won)	—	(Won)	132
Buildings		2,667		—		(108)		—		2,559
Structures		1,327		—		(231)		—		1,096
Equipment		111,380		218		(39,718)		21,109		92,989
Others		2,236		28		(1,324)		1,300		2,240
Construction- in-progress		60,623		4,496		—		(22,409)		42,710

Total	(Won)	178,365	(Won)	4,742	(Won)	(41,381)	(Won)	—	(Won)	141,726

	2009
(In millions of Korean won)	2009.1.1		Increase		Decrease		Transfer		2009.12.31
Land	(Won)	132	(Won)	—	(Won)	—	(Won)	—	(Won)	132
Buildings		2,188		—		(233)		712		2,667
Structures		1,507		—		(185)		5		1,327
Equipment		119,311		—		(50,238)		42,307		111,380
Others		1,786		—		(1,311)		1,761		2,236
Construction- in-progress		107,675		16,440		(18,707)		(44,785)		60,623

Total	(Won)	232,599	(Won)	16,440	(Won)	(70,674)	(Won)	—	(Won)	178,365

13.    Derivatives

During the years ended December 31, 2010, 2009 and 2008, the Company entered into various derivatives contracts with financial institutions as below.

Type of transaction	Financial institution	Description
Interest rate swaps	Merrill Lynch and others	Exchange fixed interest rate for variable interest rate for a specified period
Currency swaps	Merrill Lynch and others	Exchange foreign currency cash flow for local currency cash flow local currency cash flow for a specified period
Combined interest rate currency swap	Merrill Lynch and others	Exchange foreign currency variable interest rate swaps for local currency fixed interest rate
Currency forward	Kookmin Bank and others	Exchange a specified currency at the agreed exchange rate at a specified date

Details of the above derivative contracts as of December 31, 2010 are as follows:

Currency swap contracts

	Contract	Settlement	Contract amounts in millions				Contract interest rate per annum
Counterparty	Year	Year	Pay		Receive		Pay (%)	Receive%)
Merrill Lynch	2005	2034	KRW	2,003	US$	20	6.24	6.50
CITI	2007	2012	KRW	46,800	JPY	50	4.79	5.13
Merrill Lynch	2007	2012	KRW	46,800	US$	50	4.79	5.13
Goldman Sachs	2007	2012	KRW	46,800	US$	50	4.79	5.13
JPMorgan	2008	2012	KRW	62,972	JPY	50	5.34	5.13
JPMorgan	2004	2014	KRW	115,620	US$	100	5.50	5.88
JPMorgan	2004	2014	KRW	231,240	US$	200	5.50	5.875 x n/N
Merrill Lynch	2004	2014	KRW	116,400	US$	100	4.99	5.875 x n/N
Merrill Lynch	2004	2014	KRW	53,325	US$	50	4.65	5.875 x n/N
Deutsche Bank	2004	2014	KRW	53,325	US$	50	4.65	5.875 x n/N
Merrill Lynch	2005	2014	KRW	50,170	US$	50	4.97	5.875 x n/N
Credit Suisse	2005	2014	KRW	50,175	US$	50	4.97	5.875 x n/N
Merrill Lynch	2005	2015	KRW	51,800	US$	50	4.57	4.875 x n/N
UBS AG	2005	2015	KRW	51,850	US$	50	4.57	4.875 x n/N
BTMU	2008	2011	KRW	106,740	JPY	12,500	4.61	3M JPY Libor+0.60
CA	2008	2011	KRW	50,750	US$	50	3.72	3M USD Libor+1.50
HSBC	2008	2012	KRW	81,200	US$	80	4.08	3M USD Libor+1.60
BNP	2008	2012	KRW	30,450	US$	30	4.08	3M USD Libor+1.60
DBS	2008	2013	KRW	217,940	US$	200	5.57	3M USD Libor+1.50
DBS	2010	2013	KRW	112,200	US$	100	4.07	3M USD Libor+0.47
CA	2008	2011	KRW	66,150	US$	70	4.88	3M USD Libor+1.50
ANZ	2008	2011	KRW	33,075	US$	35	4.76	3M USD Libor+1.50
ABN	2008	2011	KRW	28,335	US$	30	4.97	3M USD Libor+1.50
Hanabank	2008	2011	KRW	18,912	US$	20	4.52	3M USD Libor+1.50
Nonghyop	2008	2011	KRW	18,900	US$	20	4.52	3M USD Libor+1.50
BTMU	2008	2011	KRW	39,124	US$	4,000	5.03	3M JPY Libor+1.60
Mizuho	2008	2011	KRW	28,643	US$	3,000	5.10	3M JPY Libor+1.60
DBS	2008	2011	KRW	51,400	US$	50	5.84	3M USD Libor+1.60
Wooriinvest	2008	2011	KRW	15,420	US$	15	5.82	3M USD Libor+1.60
BNP	2008	2011	KRW	31,500	US$	30	5.88	3M USD Libor+1.60
Wooribank	2008	2011	KRW	31,500	US$	30	5.77	3M USD Libor+2.00
Korea Export Insurance Corporation	2010	2011	USD	4	KRW	4,411	—	—
Kookmin Bank	2008	2012	USD	13	KRW	14,593	—	—

Interest rate swap contracts

Counterparty	Contract period	Notional amount in millions	Pay (%)	Receive (%)
Merrill Lynch	2007-2015	USD 100	KRW CD+4.44%	KRW 8.36%
Merrill Lynch	2008-2011	KRW 180,000	KRW 4.875% x m/N + KRW 4.875% x n/N	USD 4.875% x n/N
Kookmin Bank	2008-2011	KRW 20,000	CD+1.45%	6.55%
Kookmin Bank	2008-2011	KRW 10,000	CD+1.35%	6.71%
Daegu Bank	2008-2011	USD 3	8.43%	USD Libor(3M)+4.00

The assets and liabilities relating to outstanding contracts as of December 31, 2010 and 2009 are as follows:

	2010
(In millions of Korean won and thousands of foreign currencies)	Contract amount		Assets (Current)		Assets (Non-current)		Liabilities (Current)		Liabilities (Non-current)
Interest rate swap	KRW	210,000	(Won)	1,213	(Won)	—	(Won)	214	(Won)	—
	USD	100,000
Currency swap	USD	223,771		479		34,193		—		6,560
Combined interest rate currency swap	USD JPY	1,460,000 19,500,000		149,415		62,973		—		13,277
Currency forward	USD	16,976		136		—		14		406

Total			(Won)	151,243	(Won)	97,166	(Won)	228	(Won)	20,243

	2009
(In millions of Korean won and thousands of foreign currencies)	Contract amount		Assets (Current)		Assets (Non-current)		Liabilities (Current)		Liabilities (Non-current)
Interest rate swap	KRW	256,000	(Won)	—	(Won)	23	(Won)	5,118	(Won)	656
	USD	100,000
Currency swap	USD	220,000		—		47,547		—		3,782
Combined interest rate currency swap	USD JPY	1,410,000 19,500,000		—		247,488		—		—
Currency forward	USD	30,208		288		—		6		1,717

Total			(Won)	288	(Won)	295,058	(Won)	5,124	(Won)	6,155

Details of the currency swap and combined interest rate currency swap contracts to which hedge accounting is applied as of December 31, 2010 and 2009, are as follows:

						Assets (Current)				Assets (Non-current)				Liabilities (Non-current)
(In millions of Korean won and thousands of foreign currencies)	Contract date		Maturity date	Contract amount		2010.12.31		2009.12.31		2010.12.31		2009.12.31		2010.12.31		2009.12.31
Cash flow hedge
Currency swap [1]	2007.4.4		2012.4.11	USD	150,000	(Won)	—	(Won)	—	(Won)	34,193	(Won)	42,839	(Won)	—	(Won)	—
	2008.10.6		2012.4.11	USD	50,000		—		—		—		—		5,930		3,782
	2009.6.20		2034.9.7	USD	20,000		—		—		—		4,708		630		—
Combined	2008.1.4		2011.1.11	JPY	12,500,000		67,510		—		—		48,908		—		—
interest rate	2008.3.20		2011.3.31	USD	50,000		6,220		—		—		7,751		—		—
currency swap [1]	2008.3.20		2012.3.31	USD	110,000		—		—		12,366		18,233		—		—
	2008.9.2		2013.9.11	USD	200,000		—		—		—		5,988		9,527		—
	2010.4.9		2013.4.9	USD	100,000		—		—		—		—		3,750		—
	2009.6.20		2014.6.24	USD	600,000		—		—		38,443		66,812		—		—
	2009.6.20		2015.7.15	USD	100,000		—		—		12,164		20,172		—		—
	2008.2.25		2011.2.25	USD	175,000		33,735		—		—		37,236		—		—
	2008.4.28		2011.4.28	JPY	7,000,000		29,998		—		—		20,098		—		—
	2008.6.20		2011.6.20	USD	95,000		9,269		—		—		10,522		—		—
	2008.3.12	[2]	2010.12.13	USD	—		—		—		—		8,785		—		—
	2008.7.2		2011.4.4	USD	30,000		2,683		—		—		2,983		—		—

Sub-total							149,415		—		97,166		295,035		19,837		3,782

Fair value hedge
Interest rate swap [3]	2009.9.1		2011.12.1	KRW	180,000		1,213		—		—		23		—		—

Total						(Won)	150,628	(Won)	—	(Won)	97,166	(Won)	295,058	(Won)	19,837	(Won)	3,782

1	In applying the cash flow hedge accounting, the Company hedges its exposures to cash flow fluctuation until September 7, 2034. Approximately (Won)6,374 million of net derivative loss included in accumulated other comprehensive income at December 31, 2010, is expected to be recognized in current operations within 12 months from that date.

2	The remaining principal of the derivative is repaid at maturity during the year ended December 31, 2010.

3	Above interest rate swap contract is to hedge the risk of variability in future fair value from the bond and, accordingly, the loss on valuation of the swap contract amounting to (Won)1,190 million is included in operations for the year ended December 31, 2010.

The valuation gains and losses on the derivatives contracts for years ended December 31, 2010, 2009 and 2008, are as follows:

	2010
(In millions of Korean won)	For trading				For hedging
Type of Transaction	Valuation gain [1]		Valuation loss		Valuation gain		Valuation loss		Accumulated other comprehensive loss [2]
Interest rate swap	(Won)	4,999	(Won)	—	(Won)	1,190	(Won)	—	(Won)	—
Currency swap		—		—		—		6,322		(11,942)
Combined interest rate currency swap		—		—		33,595		41,385		(38,476)
Currency forward		1,447		14		—		—		—

Total	(Won)	6,446	(Won)	14	(Won)	34,785	(Won)	47,707	(Won)	(50,418)

	2009
(In millions of Korean won)	For trading				For hedging
Type of Transaction	Valuation gain [1]		Valuation loss		Valuation gain		Valuation loss		Accumulated other comprehensive income [2]
Interest rate swap	(Won)	6,883	(Won)	—	(Won)	23	(Won)	—	(Won)	—
Currency swap		—		9,574		250		17,005		(3,809)
Combined interest rate currency swap		6,178		75,401		4,605		89,282		(23,095)
Currency forward		3,317		6		—		—		—
Put option		223		—		—		—		—

Total	(Won)	16,601	(Won)	84,981	(Won)	4,878	(Won)	106,287	(Won)	(26,904)

	2008
(In millions of Korean won)	For trading				For hedging
Type of Transaction	Valuation gain		Valuation loss		Valuation gain		Valuation loss		Accumulated other comprehensive income [2]
Interest rate swap	(Won)	—	(Won)	10,798	(Won)	—	(Won)	—	(Won)	—
Currency swap		17,626		—		54,905		97		11,708
Combined interest rate currency swap		297,925		—		267,655		—		(22,146)
Currency forward		—		6,088		—		—		—
Put option		12,569		—		—		—		—

Total	(Won)	328,120	(Won)	16,886	(Won)	322,560	(Won)	97	(Won)	(10,438)

1	In accordance with SKAS No. 24, Preparation and Presentation of Financial Statements II (Financial Industry), the gain on valuation of currency forwards amounting to (Won)1,311 million for the year ended December 31, 2010, and the gain on valuation of currency forwards amounting to (Won)3,029 million and the gain on valuation of interest rate swap amounting to (Won)807 million for the year ended December 31, 2009, recorded by KT Capital are classified as operating income.

2	The amounts directly reflected in equity before adjustments of deferred income tax.

14.    Bonds payable and long-term borrowings

Bonds Payable

(In millions of Korean won and thousands of foreign currencies)			2010.12.31			2009.12.31
Type	Maturity	Annual Interest Rates	Foreign Currency	Korean Won		Foreign Currency	Korean Won

MTNP notes [1]	2014.6.24	5.88%	USD 600,000	(Won)	683,340	USD 600,000	(Won)	700,560
MTNP notes [1]	2034.9.7	6.50%	USD 100,000		113,890	USD 100,000		116,760
MTNP notes [1]	2015.7.15	4.88%	USD 400,000		455,560	USD 400,000		467,040
MTNP notes [1]	2016.5.3	5.88%	USD 200,000		227,780	USD 200,000		233,520
Euro bonds	2012.4.11	5.13%	USD 200,000		227,780	USD 200,000		233,520
FR notes [2]	2013.9.11	Libor(3M) +1.5%	USD 200,000		227,780	USD 200,000		233,520
FR notes [2]	2013.4.9	Libor(3M) +0.47%	USD 100,000		113,890	—		—
The 132nd Public bond	2011.2.9	7.68%	—		70,000	—		70,000
The 159th Public bond	2013.10.27	5.39%	—		300,000	—		300,000
The 160th Public bond	2010.11.24	5.45%	—		—	—		200,000
The 161st Public bond	2010.12.23	5.61%	—		—	—		230,000
The 162nd Public bond	2011.2.27	5.52%	—		320,000	—		320,000
The 163rd Public bond	2014.3.30	5.51%	—		170,000	—		170,000
The 164th Public bond	2011.6.21	5.22%	—		260,000	—		260,000
The 165-1st Public bond	2011.8.26	4.22%	—		130,000	—		130,000
The 165-2nd Public bond	2014.8.26	4.44%	—		140,000	—		140,000
The 166-1st Public bond	2010.3.21	4.37%	—		—	—		220,000
The 166-2nd Public bond	2012.3.21	4.57%	—		100,000	—		100,000
The 167-1st Public bond	2012.4.20	4.59%	—		100,000	—		100,000
The 167-2nd Public bond	2015.4.20	4.84%	—		100,000	—		100,000
The 168-1st Public bond	2012.6.21	4.43%	—		240,000	—		240,000
The 168-2nd Public bond	2015.6.21	4.66%	—		90,000	—		90,000
The 169th Public bond	2012.4.3	5.01%	—		140,000	—		140,000
The 170th Public bond [2]	2011.1.11	Tibor(3M) +0.6%	JPY12,500,000		174,635	JPY12,500,000		157,853
The 171st Public bond	2013.2.28	5.41%	—		100,000	—		100,000
The 172-1st Public bond [2]	2011.3.31	Libor(3M) +1.5%	USD 50,000		56,945	USD 50,000		58,380
The 172-2nd Public bond [2]	2012.3.31	Libor(3M) +1.6%	USD 110,000		125,279	USD 110,000		128,436
The 173-1st Public bond	2013.8.6	6.49%	—		100,000	—		100,000
The 173-2nd Public bond	2018.8.6	6.62%	—		100,000	—		100,000
The 174-1st Public bond	2010.12.19	5.34%	—		—	—		100,000
The 174-2nd Public bond	2011.12.19	5.56%	—		130,000	—		130,000
The 175-1st Public bond	2012.2.27	4.80%	—		40,000	—		40,000
The 175-2nd Public bond	2014.2.27	5.47%	—		360,000	—		360,000
The 176-1st Public bond	2012.5.28	4.37%	—		100,000	—		100,000
The 176-2nd Public bond	2014.5.28	5.06%	—		170,000	—		170,000
The 176-3rd Public bond	2016.5.28	5.24%	—		260,000	—		260,000
The 177-1st Public bond	2013.2.9	4.86%	—		240,000	—		—
The 177-2nd Public bond	2015.2.9	5.26%	—		190,000	—		—
The 177-3rd Public bond	2017.2.9	5.38%	—		170,000	—		—
The 47-2nd Public bond	2011.7.12	5.32%	—		70,000	—		70,000
The 48th Public bond	2010.2.15	5.31%	—		—	—		200,000
The 49th Public bond [2]	2011.2.25	Libor(3M) +1.5%	USD 175,000		199,308	USD 175,000		204,330
The 50th Public bond [2]	2011.4.28	Tibor(3M) +1.6%	JPY 7,000,000		97,796	JPY 7,000,000		88,397
The 51-1st Public bond [2]	2011.6.20	Libor(3M) +1.6%	USD 95,000		108,196	USD 95,000		110,922

(In millions of Korean won and thousands of foreign currencies)			2010.12.31		2009.12.31
Type	Maturity	Annual Interest Rates	Foreign Currency	Korean Won	Foreign Currency	Korean Won

The 51-2nd Public bond	2013.6.20	6.41%	—	70,000	—	70,000
The 52-1st Private bond	2011.8.4	6.20%	—	100,000	—	100,000
The 52-2nd Public bond	2013.8.4	6.64%	—	100,000	—	100,000
The 53-1st Public bond	2010.12.1	8.23%	—	—	—	20,000
The 53-2nd Public bond	2011.12.1	8.36%	—	181,212	—	180,023
Public bond	2010. 4.17	5.29%	—	—	—	10,000
Public bond	2011.7.24	6.82%	—	5,000	—	5,000
Public bond	2013.4.19	5.15%	—	10,000	—	—
Public bond(19-2nd)	2010.5.10	4.69%	—	—	—	10,000
The 10th Public bond	2010.6.18	5.70%	—	—	—	40,000
The 11th Private bond	2010.12.6	6.85%	—	—	—	20,000
The 12th Public bond	2011.5.23	6.39%	—	20,000	—	20,000
The 13-2nd Public bond	2010.4.2	8.30%	—	—	—	10,000
The 14th Public bond	2012.1.8	8.90%	—	30,000	—	30,000
The 15th Public bond	2011.10.26	5.70%	—	30,000	—	30,000
The 16th Public bond	2012.11.27	5.85%	—	30,000	—	30,000
The 17-1st Public bond	2012.3.11	5.20%	—	10,000	—	—
The 18-1st Public bond	2012.4.9	4.50%	—	10,000	—	—
The 18-2nd Public bond	2013.4.9	5.04%	—	70,000	—	—
The 17-2nd Public bond	2013.3.11	5.62%	—	30,000	—	—
The 1-2nd Public bond	2011.2.6	8.74%	—	20,000	—	—
The 3rd Public bond	2012.6.22	6.89%	—	100,000	—	—
The 1th Private bond	2010.3.16	5.80%	—	—	—	30,000
The 2nd Private bond	2010.4.16	5.94%	—	—	—	20,000
The 4th Public bond	2010.5.30	5.70%	—	—	—	40,000
The 5th Private bond	2010.6.29	5.67%	—	—	—	20,000
The 6-2nd Public bond	2010.8.3	5.72%	—	—	—	30,000
The 7-2nd Public bond	2010.8.31	6.05%	—	—	—	20,000
The 8th Private bond	2010.9.28	6.26%	—	—	—	30,000
The 9-2nd Public bond	2010.10.18	6.44%	—	—	—	20,000
The 11th Public bond	2010.12.27	CD(91D) +1.39%	—	—	—	20,000
The 13-1st Public bond	2010.2.21	6.33%	—	—	—	30,000
The 13-2nd Public bond	2011.2.21	6.48%	—	30,000	—	30,000
The 14-1st Public bond	2010.3.28	6.37%	—	—	—	10,000
The 14-2nd Public bond	2011.3.28	6.47%	—	10,000	—	10,000
The 15th Private bond	2010.4.21	MOR(3M) +1.28%	—	—	—	20,000
The 16-1st Public bond	2010.1.30	6.33%	—	—	—	60,000
The 16-2nd Public bond	2011.4.30	6.46%	—	10,000	—	10,000
The 17-3rd Public bond	2013.5.30	7.14%	—	50,000	—	50,000
The 18-2nd Public bond	2010.6.23	7.12%	—	—	—	40,000
The 18-3rd Public bond	2011.6.23	7.22%	—	20,000	—	20,000
The 18-4th Public bond	2013.6.23	7.55%	—	10,000	—	10,000
The 19-2nd Public bond	2010.3.11	7.80%	—	—	—	10,000
The 19-3rd Public bond	2010.9.11	7.93%	—	—	—	20,000
The 19-4th Public bond	2010.9.11	CD(91D) +1.95%	—	—	—	10,000
The 22-1st Public bond	2010.7.23	8.70%	—	—	—	10,000
The 22-2nd Public bond	2011.1.23	8.75%	—	35,000	—	35,000
The 22-3rd Public bond	2012.1.23	8.95%	—	25,000	—	25,000
The 23rd Public bond	2011.5.29	5.35%	—	20,000	—	20,000
The 24th Public bond	2012.6.29	6.28%	—	30,000	—	30,000
The 25-1st Public bond	2011.7.30	6.20%	—	20,000	—	20,000
The 25-2nd Public bond	2012.7.30	5.75%	—	25,000	—	25,000
The 26th Public bond	2012.8.27	6.33%	—	50,000	—	50,000

(In millions of Korean won and thousands of foreign currencies)			2010.12.31			2009.12.31
Type	Maturity	Annual Interest Rates	Foreign Currency	Korean Won		Foreign Currency	Korean Won
The 27th Private bond	2012.9.4	6.33%	—		10,000	—		10,000
The 28-1st Public bond	2011.11.12	5.70%	—		20,000	—		20,000
The 28-2nd Public bond	2012.11.12	6.08%	—		30,000	—		30,000
The 29-1st Public bond	2011.11.30	5.60%	—		10,000	—		10,000
The 29-2nd Public bond	2012.11.30	6.00%	—		40,000	—		40,000
The 30-1st Public bond	2011.6.23	5.30%	—		10,000	—		10,000
The 30-2nd Public bond	2011.12.23	5.60%	—		10,000	—		10,000
The 30-3rd Public bond	2012.12.23	5.95%	—		10,000	—		10,000
The 31st Public bond	2012.12.31	5.98%	—		10,000	—		10,000
The 32-1st Public bond	2012.1.22	5.65%	—		10,000	—		—
The 32-2nd Public bond	2013.1.22	5.95%	—		50,000	—		—
The 32-3rd Public bond	2015.1.22	6.70%	—		30,000	—		—
The 33rd Public bond	2015.2.11	6.45%	—		50,000	—		—
The 34-1st Public bond	2012.2.26	5.30%	—		30,000	—		—
The 34-2nd Public bond	2013.2.26	5.60%	—		10,000	—		—
The 35-1st Public bond	2012.3.22	4.65%	—		20,000	—		—
The 35-2nd Public bond	2013.3.22	5.05%	—		30,000	—		—
The 36-1st Public bond [2]	2012.4.30	CD(91D) +1.09%	—		20,000	—		—
The 36-2nd Public bond	2013.4.30	4.75%	—		30,000	—		—
The 36-3rd Public bond	2015.4.30	5.65%	—		20,000	—		—
The 37-1st Public bond	2011.12.30	4.85%	—		10,000	—		—
The 37-2nd Public bond	2012.6.30	5.13%	—		10,000	—		—
The 37-3rd Public bond	2013.6.30	5.45%	—		20,000	—		—
The 37-4th Public bond	2014.6.30	5.85%	—		10,000	—		—
The 38-1st Public bond	2012.1.19	4.80%	—		30,000	—		—
The 38-2nd Public bond	2012.7.19	5.08%	—		30,000	—		—
The 38-3rd Public bond	2014.7.19	5.85%	—		10,000	—		—
The 39th Public bond	2013.7.30	5.35%	—		30,000	—		—
The 40-1st Public bond	2012.5.10	4.69%	—		40,000	—		—
The 40-2nd Public bond	2013.8.10	5.33%	—		20,000	—		—
The 40-3rd Public bond	2015.8.10	5.95%	—		20,000	—		—
The 41-1st Public bond	2012.9.17	4.22%	—		30,000	—		—
The 41-2nd Public bond	2013.9.17	4.63%	—		20,000	—		—
The 41-3rd Public bond	2014.9.17	5.10%	—		10,000	—		—
The 42-1st Public bond	2013.11.22	4.62%	—		30,000	—		—
The 42-2nd Public bond	2014.11.23	5.10%	—		20,000	—		—
The 42-3rd Public bond	2015.11.24	5.44%	—		10,000	—		—
The 1st Private bond	2010.3.24	BD+3.95%	—		—	—		40,000

Total					8,953,391			8,913,261
Less: Current portion					(2,178,092)			(1,540,000)
Less: Discount on bonds					(29,626)			(35,862)

Net				(Won)	6,745,673		(Won)	7,337,399

1	As of December 31, 2010, the Controlling Company has issued notes in the amount of USD 1,300 million with fixed interest rates under Medium Term Note Program (“MTNP”) registered in the Singapore Stock Exchange, which allows issuance of notes of up to USD 2,000 million, with the unused balance under the program amounting to USD 700 million.

2	The Libor (3M), Tibor (3M) and CD(91D) are approximately 0.30%, 0.34% and 2.80%, respectively, as of December 31, 2010.

Long-term Borrowings

(In millions of Korean won and thousands of foreign currencies)		2010.12.31				2009.12.31
Type	Annual Interest Rates	Foreign Currency		Korean Won		Foreign Currency		Korean Won
Informatization Promotion Fund [1]	3.52%~4.29%	(Won)	—	(Won)	31,371		(Won)—	(Won)	31,518
Inter-Korean Cooperation Fund [1]	2.00%		—		6,415		—		6,415
Facility and working capital loans	4.00%~8.43%		—		357,609		—		67,411
General purpose loans	4.06%~5.80%		—		185,163		—		65,815
Commercial papers	2.9%~6.60%		—		85,000		—		50,000
Facility loans in foreign currency	LIBOR(3M) +2.0%	USD	30,000		34,167	USD	70,000		81,732
Other long-term borrowings in foreign currency	LIBOR+1.70%	USD	16,000		18,222		USD 22,400		26,154
	USD LIBOR(3M) +0.99%		USD 11,000		12,528		USD 15,000		17,514
	LIBOR+3.5%		—		—		RUB 29,380		1,131
	16.50%		UZS 2,259		1,581	UZS	2,047		1,577

Total					732,056				349,267
Less: Current portion					(259,042)				(150,340)
Present value discounts					—				(654)

Net				(Won)	473,014			(Won)	198,273

1	The above Informatization Promotion Funds are repayable in installments over three years after a two-year grace period, while Inter-Korean Cooperation Fund is repayable in installments over 13 years after a seven-year grace period.

Repayment Schedule

Repayment schedule of the Company’s bonds and long-term borrowings as of December 31, 2010, is as follows:

(In millions of Korean won)	Bonds						Borrowings
Year ending December 31	In local currency		In foreign currency		Sub- total		Borrowings in local currency		Borrowings in foreign currency		Sub- total		Total
2011	(Won)	1,541,213	(Won)	636,879	(Won)	2,178,092	(Won)	205,058	(Won)	53,984	(Won)	259,042	(Won)	2,437,134
2012		1,350,000		353,059		1,703,059		210,830		8,871		219,701		1,922,760
2013		1,320,000		341,670		1,661,670		237,008		3,643		240,651		1,902,321
2014		890,000		683,340		1,573,340		5,161		—		5,161		1,578,501
Thereafter		1,040,000		797,230		1,837,230		7,501		—		7,501		1,844,731

Total	(Won)	6,141,213	(Won)	2,812,178	(Won)	8,953,391	(Won)	665,558	(Won)	66,498	(Won)	732,056	(Won)	9,685,447

15.    Accrued Severance Benefits

Changes in accrued severance benefits for the year ended December 31, 2010 and 2009, are as follows:

(In millions of Korean won)	2010
Balance at 2010.1.1	(Won)	1,488,086
Decrease		(490,055)
Provision for severance benefits		233,111
Others		(137)

Balance at 2010.12.31		1,231,005
Less : Severance insurance deposits		(870,928)
Less : Cumulative deposits to the National Pension Fund		(49)

Total	(Won)	360,028

(In millions of Korean won)	2009
Balance at 2009.1.1	(Won)	1,663,690
Decrease		(409,295)
Provision for severance benefits		233,691

Balance at 2009.12.31		1,488,086
Less : Severance insurance deposits		(1,150,544)
Less : Cumulative deposits to the National Pension Fund		(18)

Total	(Won)	337,524

The estimated value of severance benefits for all employees, as of December 31, 2010, amounts to (Won)1,231,005 million which are fully recognized as accrued severance benefits. In addition, as of December 31, 2010, accrued severance benefits are funded at approximately 70.75% through a severance insurance plan and defined benefit severance pension plan with Samsung Life Insurance.

16.    Provisions

Changes in provisions for the years ended December 31, 2010 and 2009, are as follows:

	2010
	2010.1.1		Increase		Transfer		Decrease				Others		2010.12.31
(In millions of Korean won)							Usage		Reversal
Current portion
Litigation [1]	(Won)	17,010	(Won)	9,630	(Won)	—	(Won)	(2,116)	(Won)	(964)	(Won)	—	(Won)	23,560
KT members points [2]		546		—		—		—		(546)		—		—
KT points [3]		3,591		—		—		(1,639)		—		—		1,952
Call bonus points [4]		7,271		—		12,990		(11,942)		—		—		8,319
Olleh club points [5]		—		—		27,013		(7,912)		—		—		19,101
Sales warranty reserve		6,245		5,684		—		(6,261)		—		—		5,668
Others [7]		5,178		44,637		(474)		(12,763)		(7,006)		1,009		30,581

Sub-total		39,841		59,951		39,529		(42,633)		(8,516)		1,009		89,181

Non-current portion
KT points [3]		2,457		—		—		—		(1,016)		—		1,441
Call bonus points [4]		6,438		14,711		(12,990)		—		—		—		8,159
Olleh club points [5]		—		29,063		(27,013)		—		—		—		2,050
Asset retirement obligation [6]		93,211		22,759		474		(6,936)		(8,353)		—		101,155
Others [7]		1,470		656		—		(47)		(431)		—		1,648

Sub-total		103,576		67,189		(39,529)		(6,983)		(9,800)		—		114,453

Total	(Won)	143,417	(Won)	127,140	(Won)	—	(Won)	(49,616)	(Won)	(18,316)	(Won)	1,009	(Won)	203,634

	2009
(In millions of Korean won)	2009.1.1		Increase		Transfer		Decrease		Others				2010.12.31
									Usage		Reversal
Current portion
Litigation [1]	(Won)	19,572	(Won)	2,204	(Won)	—	(Won)	(4,766)	(Won)	—	(Won)	—	(Won)	17,010
KT members points [2]		681		—		—		(110)		(25)		—		546
KT points [3]		4,774		—		4,642		(5,825)		—		—		3,591
Call bonus points [4]		5,504		—		4,999		(3,232)		—		—		7,271
Sales warranty reserve		5,299		9,285		—		(8,339)		—		—		6,245
Others [7]		2,985		5,033		—		(2,745)		(719)		624		5,178

Sub-total		38,815		16,522		9,641		(25,017)		(744)		624		39,841

Non-current portion
KT points [3]		7,099		—		(4,642)		—		—		—		2,457
Call bonus points [4]		5,109		7,935		(4,999)		(1,607)		—		—		6,438
Asset retirement obligation [6]		71,533		13,997		—		(6,188)		(3,935)		17,804		93,211
Others [7]		1,405		374		—		—		(309)		—		1,470

Sub-total		85,146		22,306		(9,641)		(7,795)		(4,244)		17,804		103,576

Total	(Won)	123,961	(Won)	38,828	(Won)	—	(Won)	(32,812)	(Won)	(4,988)	(Won)	18,428	(Won)	143,417

1	The amount recognized as litigation provision represents the estimate of payments required to settle the obligation.

2	The Company recorded provisions for the KT members points with which VIP customers of the fixed-line or mobile telephone service are entitled to receive certain goods and other benefits for up to (Won)25,000 per person.

3	The amount recognized as call bonus points represents the estimate of payments for call bonus points which are provided to fixed-line customers based on the usage of the services. Once certain criteria are met, customers are entitled to receive certain goods and other benefits from the Company. Such provision is reviewed at each reporting date and adjusted to reflect the current best estimates based on changes in circumstances, or an acquisition of new information or additional experience on the usage rate, expiration of points and others.

4	The Company recorded provision for the Let’s 010 (KT-PCS) call bonus points with which its PCS subscribers are entitled to receive certain goods and other benefits from the Company.

5	The Company recognized estimated expenses for the integrated mileage program of wireless membership, wired and wireless mileage, Show point service and Shocking package, which commenced in June 2010.

6	When the Company is responsible for restoration of leased facility after termination of the lease contract, the present value of expected future expenditure for the restoration is recorded as a liability.

7	Points are granted to customers, employees and the customers of business partners. The Company accounts for this points as welfare expense and others based on nature of provision.

17.    Lease

The Company as Lessee

Property and equipment acquired through lease arrangements with GE Capital and others as of December 31, 2010 are as follows:

Finance Lease

Details of finance lease assets as of December 31, 2010 are as follows:

(In millions of Korean won)	2010
Acquisition costs	(Won)	22,332
Accumulated depreciation		(11,342)

Net balance	(Won)	10,990

The related depreciation amounted to (Won)2,029 million for the year ended December 31, 2010.

Details of future minimum lease payments as of December 31, 2010 under capital lease contracts are summarized below:

(In millions of Korean won)	Minimum lease payments		Present values
Within one year	(Won)	6,387	(Won)	5,282
From one year to five years		16,372		14,527

Total	(Won)	22,759	(Won)	19,809

Operating Lease

Details of future minimum lease payments as of December 31, 2010 under operating lease contracts are summarized below:

(In millions of Korean won)	2010
Within one year	(Won)	4,924
From one year to five years		2,670

Total	(Won)	7,594

Operating lease expenses incurred for the year ended December 31, 2010 amounted to (Won)28,278 million.

The Company as Lessor

Finance Lease

Details of finance lease investments as of December 31, 2010 are as follow:

(In millions of Korean won)	Minimum lease payments		Unguaranteed residual value		Gross investment in the lease		Unaccrued interest		Net investment in the lease
Within one year	(Won)	299,364	(Won)	11,903	(Won)	311,267	(Won)	68,111	(Won)	243,156
From one year to five years		539,092		21,135		560,227		120,216		440,011
Thereafter		20,644		—		20,644		1,552		19,092

Balance at 2010.12.31	(Won)	859,100	(Won)	33,038	(Won)	892,138	(Won)	189,879	(Won)	702,259

Bad debts allowances provided for doubtful minimum lease receivables as of December 31, 2010 are as follow:

(In millions of Korean won)	2010
Within one year	(Won)	2,742
From one year to five years		5,025
Thereafter		230

Total	(Won)	7,997

Operating Lease

Annual future lease receipts from operating lease agreements as of December 31, 2010 are as follows:

(In millions of Korean won)	Undiscounted amounts		Present values
Within one year	(Won)	13,676	(Won)	11,879
From one year to five years		31,888		28,937

Total	(Won)	45,564	(Won)	40,816

18.    Commitments and Contingencies

As of December 31, 2010, major commitments with local financial institutions are as follows:

(In millions of Korean won and thousands of foreign currencies)	Financial Institution	Limit
Bank overdraft	Kookmin Bank and others	(Won)	1,435,000
Commercial papers	Korea Exchange Bank		100,000
Loan on information and communications fund	Kookmin Bank and others		40,567
Collateralized loan on accounts receivable—trade	Kookmin Bank and others		418,000
Collection for foreign currency denominated checks	Korea Exchange Bank	USD	1,000
Plus commercial papers	IBK Bank	(Won)	150,000
Letters of credit	Shinhan Bank and others		348,000
		USD	13,000
Others	Shinhan Bank and others	(Won)	230,000
		USD	87,005

As of December 31, 2010, guarantees received from financial institutions are as follows:

(In millions of Korean won and thousands of foreign currencies)	Financial Institution	Limit		Used Amount
Performance guarantee for construction	Seoul Guarantee Insurance	(Won)	76,313	(Won)	—
Performance guarantee	Export-Import Bank of Korea	USD	4,518	USD	4,518
		SAR	735	SAR	735
		DZD	25,863	DZD	25,863
	Seoul Guarantee Insurance	(Won)	15,578	(Won)	15,578
	Korea Software Financial Cooperative and others [1]		150,000		76,220
					56,628
Bid guarantee	Seoul Guarantee Insurance		30,248		30,248
Bonds payable in foreign currency guarantee	Kookmin Bank	USD	85,652	USD	5,652
	Korea Exchange Bank	USD	5,000	USD	2,191
	Shinhan Bank	USD	27,512		USD 21,502
	HSBC	USD	80,000	USD	—
Advances received guarantee	Export-Import Bank of Korea	USD	2,925	USD	2,925
		DZD	77,589	DZD	77,589
General guarantee	Shinhan Bank	(Won)	26,398	(Won)	26,398
	Korea Exchange Bank		3,600		—
Guarantee for import letter of credit	Korea Exchange Bank	USD	5,000	USD	—
Others	Industrial Bank of Korea	USD	400	USD	400

1	The maturities of guarantee contracts have lapsed. However, due to the two-year statute of limitations the Company still receives guarantees amounting to (Won)159,903 million from Korea Software Financial Cooperative as of December 31, 2010.

As of December 31, 2010, guarantees provided by the Company for third parties are as follows:

(In millions of Korean won)	Creditor	Limit
Eun-haeng 1-area urban environment Improving project union	Kookmin Bank	(Won)	2,600
General guarantee	KEPCO Corp. and others		193
Defective guarantee	Samsung C&T Corporation and others		19
Performance guarantee	National Federations of Fisheries Cooperative and others		41
Permission guarantee and others	Seobu Regional Forest Management Office and others		59
Other Project Financing	NH Investment & Securities Co. Ltd and others		35,169
Employee Stock Ownership	Hana Bank		154

As of December 31, 2010, 127 lawsuits have been filed against the Company as a defendant, with an aggregate amount of (Won)220,300 million. As of December 31, 2010, litigation provision in relation to the potential loss amounted to (Won)23,560 million and is recorded as liabilities. The final outcome of these cases cannot yet be determined as of the report date.

As of December 31, 2010, the Company’s investment in Smart Channel Co., Ltd. (formerly Mediapuff Plus) is pledged as collateral for the investee’s borrowings.

As of December 31, 2010, KT Capital has an agreement with construction developers to provide a loan covering up to (Won)38,000 million when the construction developers cannot redeem the project financing loan for construction at a maturity date due to the unsold apartments. Under the agreement, KT Capital has rights over the unsold apartments as collateral.

As of December 31, 2010, KT Rental media, one of the subsidiaries, provided two blank promissory notes to several financial institutions as collaterals for the performance guarantee.

In accordance with the debt covenant between KT Rental and the creditor group consisting of Korea Development Bank and National Federation of Fisheries Cooperatives, KT Rental should maintain its ratio of net borrowings to EBITA(Earnings Before Interest, Tax and Amortization) less than four as of each fiscal year end and report the calculation details of this ratio to an agent bank within 90 days from each fiscal year end. In case, KT Rental can not fulfill this condition, the creditors group is entitled to demand early repayment.

As of December 31, 2010, KT Music recorded accrued expenses of (Won)1,124 million as it is probable that Fair Trade Committee will impose the penalty due to price fixing among the on-line music service providers.

As of December 31, 2010, Telecop Service Co., Ltd. and KT Linkus Co., Ltd. have the joint responsibility to pay for the liabilities that KT Linkus Co., Ltd. incurred before its spin-off. Also, KTR Co., Ltd. and KT Rental Co., Ltd. have the joint responsibility to pay for the liabilities that KT Rental Co., Ltd. incurred before its spin-off.

19.    Assets and Liabilities denominated in Foreign Currencies

Major assets and liabilities denominated in foreign currencies as of December 31, 2010 and 2009, are summarized as follows:

	2010.12.31				2009.12.31
(In millions of Korean won and thousands of foreign currencies)	Foreign Currencies		Korean Won		Foreign Currencies		Korean Won

Cash and cash equivalents	USD	7,997	(Won)	9,108	USD	24,013	(Won)	28,038
	JPY	6,271		93	JPY	702		9
	EUR	—		—	EUR	65		110
	GBP	—		—	GBP	10		19
Short-term investment assets	USD	15,327		17,456	USD	15,327		17,896
Accounts receivable	USD	132,658		151,084	USD	150,281		175,468
	JPY	36,900		516	JPY	78,500		991
	SDR	5,721		10,098	SDR	15,225		27,767
	EUR	237		359	EUR	211		353
	AUD	—		—	AUD	13		14
Loans receivable	USD	23,538		26,808	USD	35,769		41,764
Accounts receivable	USD	390		444	USD	438		512
Guarantee deposits paid	USD	—		—	USD	557		650
Accounts payable	USD	103,757		118,168	USD	119,636		139,687
	JPY	240		3	JPY	9,885		125

	2010.12.31			2009.12.31
(In millions of Korean won and thousands of foreign currencies)	Foreign Currencies		Korean Won	Foreign Currencies		Korean Won

	SDR	4,256	7,512	SDR	8,566	16,841
	EUR	153	232	EUR	103	172
Other accounts payable	USD	2,483	2,827	USD	125	146
	JPY	238	3	JPY	1,653	21
	GBP	44	77	GBP	51	96
	EUR	113	170	EUR	—	—
	KWD	—	—	KWD	288	483
Bonds (par value)	USD	2,230,000	2,539,747	USD	2,130,000	2,486,988
	JPY	19,500,000	272,431	JPY	19,500,000	246,250
Long-term borrowings	USD	61,713	70,355	USD	114,683	133,904
	JPY	17,314	242	JPY	38,645	488
	EUR	116	175	EUR	—	—
Withholdings	USD	—	—	USD	728	850
Accrued expenses	USD	330	376	USD	350	409
	EUR	39	59	EUR	15	25
Deposits received	USD	644	733	USD	14	16
Others	USD	1,018	1,159	USD	—	—

As of December 31, 2010, the Company recognized (Won)65,793 million (2009: (Won)240,925 million) and (Won)31,871 million (2009: (Won)17,893 million) of foreign currency translation gain and loss as non-operating income and expense, respectively.

20.    Common Stock

As of December 31, 2010, the Controlling Company’s number of authorized shares is one billion, and the details of common stock are as follows:

	2010.12.31					2009.12.31
	Number of outstanding shares	Par value per share (Korean won)		Common stock (In millions of Korean won)		Number of outstanding shares	Par value per share (Korean won)		Common stock (In millions of Korean won)
Common stock [1]	261,111,808	(Won)	5,000	(Won)	1,564,499	261,111,808	(Won)	5,000	(Won)	1,564,499

1	The Controlling Company retired 51,787,959 treasury shares against retained earnings. Therefore, the common stock amount differs from the amount resulting from multiplying the number of shares issued by (Won)5,000 par value per share of common stock.

21.    Treasury Stock

The details in treasury stock owned by the Controlling Company as of December 31, 2010 and 2009, are as follows:

	2010.12.31		2009.12.31
Number of shares		17,895,964		17,915,340
Amounts (In millions of Korean won)	(Won)	955,083	(Won)	956,159

Treasury stock is expected to be used for stock compensation for the Company’s directors and employees and other purposes.

22.    Share-Based Payments

The Company’s share-based compensation programs include the employee stock options and stock grants. The Company measures and recognizes compensation cost for all share-based payment awards made to employees and directors, including grants of employee stock options and employee stock grants.

The fair value of awards granted that are expected to ultimately vest is recognized as expense over the requisite service periods. The number of options expected to vest equals the total options granted less an estimation of the number of forfeitures expected to occur prior to vesting. The forfeiture rate is calculated based on historical data and is adjusted if actual forfeitures differ significantly from the original estimates. The effect of any change in estimated forfeitures would be recognized through a cumulative adjustment that would be included in compensation cost in the period of the change in estimate.

Stock Options

The Company has granted stock options to its executive officers and directors as of December 31, 2010 in accordance with the stock option plan approved by its board of directors, details of which are as follows:

	KT Co.				KT Hitel
	4th grant		KTF-4th [1]		1st grant		2nd grant
Grant date	2005.2.4		2005.3.4		2010.8.27		2010.10.14
Grantee	Former executives		Former executives and former outside directors		Former executives		Former executives
Number of basic allocated shares upon grant		50,800		92,637		165,923		140,741
Number of additional shares related to business performance upon grant		20,000		—		—		—
Number of shares expected to be exercised upon grant		60,792		92,637		165,923		140,741
Number of settled or forfeited shares		(10,800)		(13,437)		—		—
Number of expired shares as of December 31, 2010		—		—		—		—
Number of settled or forfeited additional shares related to business performance		(19,847)		—		—		—
Number of allocated shares as of December 31, 2010		40,000		79,200		165,923		140,741
Number of additional shares related to business performance as of December 31, 2010		3,153		—		—		—
Total number of shares as of December 31, 2010		43,153		79,200		165,923		140,741
Number of shares expected to be exercised		43,153		79,200		165,923		140,741
Fair value per share (in Korean won)	(Won)	12,322	(Won)	4,328	(Won)	3,435	(Won)	3,332
Total compensation cost (in millions of Korean won)	(Won)	531	(Won)	343	(Won)	570	(Won)	469
Exercise price per share	(Won)	54,600	(Won)	42,684	(Won)	6,750	(Won)	8,060
Exercise period		2007.02.05~ 2012.02.04		2007.03.05~ 2012.03.04		2012.08.27~ 2015.08.26		2012.10.14~ 2015.10.13
Valuation method		Black-scholes model		Black-scholes model		Black-scholes model		Black-scholes model

1	The stock options granted to the directors, officers or employees of KTF prior to the merger were converted into KT stock options on June 1, 2009, granting the rights to purchase the stock of KT based on the merger ratio.

Upon exercise, the Company can elect one of the following settlement methods: issuance of new shares, issuance of treasury stock or cash settlement, subject to certain circumstances.

The stock option of KT Hitel is a cash settlement option.

The Company adopted the fair value method to measure compensation costs based on the various valuation assumptions and methods, which are as follows:

	KT Co.		KT Hitel
	4th grant	KTF-4th 1	1st grant	2nd grant
Risk free interest rate	4.43%	2.78%	3.38%	3.38%
Expected duration(year)	4.5 ~ 5.5	1.5	3.5	3.5
Expected volatility	33.41% ~ 42.13%	35.03%	59.04%	59.04%
Expected dividend yield ratio	5.86%	3.54%	0.00%	0.00%

1	The compensation costs for the stock options granted to the directors, officers or employees of KTF were recalculated considering risk-free rate, expected duration and other on the date of the merger.

Of the total compensation costs calculated using the fair value method, the compensation costs recognized for the year ended December 31, 2010 are as follows:

	KT Co.				KT Hitel
(In millions of Korean won)	4th grant		KTF-4th		1st grant		2nd grant		Total
Total compensation costs before adjustment	(Won)	749	(Won)	343	(Won)	689	(Won)	525	(Won)	2,306
Total compensation costs cancelled		(218)		—		—		—		(218)
Total compensation costs after adjustment		531		343		689		525		2,088
Compensation costs recognized in prior periods		531		343		—		—		874
Compensation costs recognized in the current period		—		—		119		56		175
Compensation costs to be recognized after the current period		—		—		570		469		1,039

Other share-based compensation

The Company provided stock grants subject to both the service period and business performance goals.

The fair value of each stock grant awarded was estimated on the date of grant for performance based grants assuming that performance goals will be achieved. The expected term for grants is generally one year. The stock grants are settled with the new shares issued or treasury stock owned by the Company upon vesting. The fair value is based on the market price of the Company’s stock on the grant date. Compensation cost is recognized over the requisite vesting period and adjusted for actual forfeitures before vesting

The details of stocks grants as of December 31, 2010 are as follows:

4th grant
Grant date	2010.4.29
Grantee	CEOs, inside directors, outside directors, executives
Estimated number of shares granted	142,436 shares
Estimated number of shares to be exercisable	142,436 shares
Vesting conditions (both conditions required)	Service condition: 1 year Non-market performance condition: achievement of performance
Fair value per option (in Korean won)	(Won)47,700
Total compensation costs (in Korean won)	(Won)6,794 million
Estimated exercise date (exercise date)	During 2011
Valuation method	Fair value method

Above compensation costs were calculated based on the fair value method and were charged to current operations as follows:

(In millions of Korean won)	4th grant
Total compensation costs	(Won)	6,794
Compensation costs recognized in prior periods		—
Compensation costs recognized in the current period		6,794
Compensation costs to be recognized after the current period		—

23.    Retained Earnings

The Commercial Code of the Republic of Korea requires the Controlling Company to appropriate, as a legal reserve, an amount equal to a minimum of 10% of cash dividends paid until such reserve equals 50% of its issued capital stock. The reserve is not available for the payment of cash dividends, but may be transferred to capital stock with the approval of the Controlling Company’s Board of Directors or used to reduce accumulated deficit, if any, with the ratification of the Controlling Company’s majority shareholders.

The Controlling Company appropriates a certain portion of retained earnings, pursuant to a shareholder resolution, as voluntary reserves. These reserves may be reversed and transferred to unappropriated retained earnings through a resolution of shareholders, and may be distributed as dividends after the reversal.

24.    Operating Revenues

Operating revenues for the years ended December 31, 2010, 2009 and 2008 are as follows:

(In millions of Korean won)	2010		2009		2008
Internet	(Won)	2,567,001	(Won)	2,448,607	(Won)	2,481,171
Data communication		1,309,010		1,313,936		1,335,769
Fixed-line telephone		4,269,782		4,696,980		5,199,534
PCS		7,083,345		6,646,389		6,424,414
Goods sold [1]		4,395,230		3,396,886		3,065,858
Other operating revenues [2]		1,706,945		1,141,014		1,080,496

Operating revenues	(Won)	21,331,313	(Won)	19,643,812	(Won)	19,587,242

1	Goods sold represent revenue from the sale of handsets and others.

2	Revenues from the system integration and real estate are included.

Details of construction contracts, related to the other operating revenue, as of December 31, 2010, 2009 and 2008 are as follows:

	2010
(In millions of Korean won and us dollars in thousands)	Beginning contract balance		Increase		Change in contracts		Recognized as revenue			Ending contract balance
Bugae-dong, Incheon	(Won)	4,335	(Won)	—	(Won)	—	(Won)	(4,335)		(Won)	—
Sungsu-dong, Seoul (Factory building)		18,714		—		—		(18,714)			—
Garak-dong, Seoul (Office building)		40,733		—		—		(28,905)			11,828
Yeongdeungpo-gu, Seoul (Factory building)		—		146,733		—		(6,417)			140,316
Incheon rural IT facility construction		2,295		—		—		(1,423)			872
Pyeongtaek Cheongbuk area land development electrical facility construction		1,130		—		500		(1,630)			—
Dang-dong, Gunpo (2)C-1BL apartment IT facility construction Section 4		2,734		—		—		(355)			2,379
DC link construction between Jindo and Jeju		USD 82,367 11,436		— —		— —		(USD 25,990 (3,609	) )		USD 56,377 7,827
Submarine cable construction between Wando and Chungsando, Jeonnam		—		10,255		—		(1,865)			8,390
Test solar concentrator		—		1,182		—		(1,182)			—
Buoy installation		—		871		—		(871)			—
Ocean Bottom Seismometer		—		1,016		—		(1,016)			—
Others		439		—		—		—			439
APCN2 submarine cable repair work		—		USD 1,713		—		(USD 1,713)			—

Total (Korean won)	(Won)	81,816	(Won)	160,057	(Won)	500	(Won)	(70,322)		(Won)	172,051
Total (USD)		USD 82,367		USD 1,713		—		(USD 27,703)			USD 56,377

	2009
(In millions of Korean won and us dollars in thousands)	Beginning contract balance		Increase		Change in contracts		Recognized as revenue		Ending contract balance
Bugae-dong, Incheon	(Won)	78,872	(Won)	—	(Won)	—	(Won)	(74,537)	(Won)	4,335
Sungsu-dong, Seoul (Hyundai apartment)		13,528		—		—		(13,528)		—
Sungsu-dong, Seoul (Factory building)		64,477		—		—		(45,763)		18,714
Garak-dong, Seoul (Office building)		—		48,873		—		(8,140)		40,733
Deep ocean water intake and drainage facilities construction		—		—		716		(716)		—
Incheon rural IT facility construction		2,998		—		224		(927)		2,295
Pyeongtaek Cheongbuk area land development electrical facility construction		—		4,113		2,728		(5,711)		1,130
Marine research technical service for DC link construction between Jindo and Jeju		—		2,013		(31)		(1,982)		—
DC link construction between Jindo and Jeju		—		USD 82,367		—		—		USD 82,367
		—		11,436		—		—		11,436
Dang-dong, Gunpo (2)C-1BL apartment IT facility construction Section4		—		2,790		—		(56)		2,734
Others		439		421		(20)		(401)		439
TPE submarine cable construction		USD 3,044		—		—		(USD 3,044)		—
AAG submarine cable repair work		USD 1,228		—		USD 790		(USD 2,018)		—
RJK cable system dismantlement		—		USD 1,927		(USD 241)		(USD 1,686)		—
APCN2 submarine cable repair work		—		USD 1,953		—		(USD 1,953)		—
TPE 3M PLIB construction		—		USD 3,595		(USD 154)		(USD 3,441)		—

Total (Korean won)	(Won)	160,314	(Won)	69,646	(Won)	3,617	(Won)	(151,761)	(Won)	81,816
Total (USD)		USD 4,272		USD 89,842		USD 395		(USD12,142)		USD 82,367

	2008
(In millions of Korean won and us dollars in thousands)	Beginning contract balance		Increase		Change in contracts		Recognized as revenue		Ending contract balance
Jeongja-dong, Suwon		279		—		—		(279)		—
Bugae-dong, Incheon		157,092		—		—		(78,220)		78,872
Sungsu-dong, Seoul (Hyundai apartment)		63,836		—		—		(50,308)		13,528
Sungsu-dong, Seoul (Factory building)		—		64,689		—		(212)		64,477
NAIMS system construction work/ Cable raising and laying		714		—		80		(794)		—
Deep ocean water intake and drainage facilities construction		—		13,850		—		(13,850)		—
Incheon rural IT facility construction		—		3,631		—		(633)		2,998
Electrical facility construction Section 1 in Highway between busan- and Ulsan		—		2,446		830		(3,276)		—
Maintenance of HVDC submarine cable, construction of protecting facilities for remained section		—		852		81		(933)		—
Others		—		1,735		13		(1,309)		439
TPE submarine cable construction		USD 11,022		—		USD 14,096		USD (22,074)		USD 3,044
KOC submarine cable construction		USD 1,151		—		—		USD (1,151)		—
AAG submarine cable construction		—		USD 8,900		USD 722		USD (9,622)		—
AAG submarine cable repair work		—		USD 2,761		—		USD (1,533)		USD 1,228
JAKABARE cable system PLGR work		—		USD 1,215		—		USD (1,215)		—

Total(Korean won)	(Won)	221,921	(Won)	87,203	(Won)	1,004	(Won)	(149,814)	(Won)	160,314
Total(USD)		USD 12,173		USD 12,876		USD 14,818		(USD 35,595)		USD 4,272

During the years ended December 31, 2010, 2009 and 2008, the changes in remaining contract balance of major system integration business included in other operating revenue are as follows:

	2010
(In millions of Korean won)	Beginning contract balance		Increase		Recognized as revenue		Ending contract balance
Lease type private investment of advanced U-City broadband information network CCTV Construction, Ansan	(Won)	2,043	(Won)	—	(Won)	(2,043)	(Won)	—
Construction of information highway, Busan		11,393		—		(346)		11,047
Construction and support for infrastructure and service operation of digital textbook research school		68		—		(68)		—
Second phase construction of national defense transportation information system		5,587		—		(2,568)		3,019
System integration of SMRT Mall IT and advertising facility construction in Seoul Metropolitan Rapid Transit Corporation		—		69,759		(61,409)		8,350
Management and operation of SMRT Mall business		—		82,000		(4,762)		77,238

Total	(Won)	19,091	(Won)	151,759	(Won)	(71,196)	(Won)	99,654

	2009
(In millions of Korean won)	Beginning contract balance		Increase		Recognized as revenue		Ending contract balance
Lease type private investment of advanced U-City broadband information network CCTV Construction, Ansan	(Won)	—	(Won)	13,116	(Won)	(11,073)	(Won)	2,043
Construction of information highway, Busan		12,612		—		(1,219)		11,393
Construction and support for infrastructure and service operation of digital textbook research school		—		9,727		(9,659)		68
Second phase construction of national defense transportation information system		—		7,973		(2,386)		5,587

Total	(Won)	12,612	(Won)	30,816	(Won)	(24,337)	(Won)	19,091

	2008
(In millions of Korean won)	Beginning contract balance		Increase		Recognized as revenue		Ending contract balance
Construction of information highway, Busan		22,781		—		(10,169)		12,612
Construction of U-City, Hwaseong Dongtan		423		—		(423)		—
Extension of combined Wireless communications, The National Emergency Management Agency’s		115		—		(115)		—
Second phase in the Establishment of system, National Health Service’s IP customer services		7,808		—		(7,808)		—
Construction of Frequency resource analysis system		1,603		—		(1,603)		—
Second phase in the construction of U-City, Hwaseong Dongtan		—		9,883		(9,883)		—
Adoption of Navy’s main computer system-08		—		8,951		(8,951)		—

Total	(Won)	32,730	(Won)	18,834	(Won)	(38,952)	(Won)	12,612

25.    Operating Expenses

Operating expenses for the years ended December 31, 2010, 2009 and 2008 are as follows:

(In millions of Korean won)	2010		2009		2008
Salaries and wages	(Won)	2,162,812	(Won)	2,192,935	(Won)	2,267,967
Provision for severance benefits		242,770		1,128,352		360,968
Employee welfare		374,300		587,011		565,738
Utilities		254,085		250,664		248,777
Taxes and dues		240,050		207,234		269,168
Rent		278,049		257,405		249,101
Depreciation		2,819,639		2,873,831		3,213,917
Amortization		360,044		402,792		410,458
Repairs and maintenance		551,389		500,203		580,333
Commissions		1,450,286		1,261,852		1,353,903
Advertising		195,759		182,032		221,754
Research		268,802		239,508		235,508
Interconnection charges		1,245,451		1,227,088		1,234,473
Cost of services		804,108		581,762		525,948
International call settlement		284,849		263,749		263,464
Cost of goods sold		4,086,813		3,118,512		2,364,669
Promotion		1,227,632		1,121,880		1,080,089
Sales commission		1,621,430		1,804,583		2,129,675
Provision for doubtful accounts		171,195		103,852		147,190
Other		569,764		406,289		461,524

Total		19,209,227		18,711,534		18,184,624
Less : Transfer to other accounts		(52,996)		(38,269)		(40,197)

Net	(Won)	19,156,231	(Won)	18,673,265	(Won)	18,144,427

26.    Income Tax Expense

Income tax expense for the years ended December 31, 2010, 2009 and 2008, consists of:

The components of income tax expense

(In millions of Korean won)	2010		2009		2008
Current income tax expense	(Won)	354,525	(Won)	144,272	(Won)	294,620
Changes in deferred income tax assets and liabilities related to temporary differences		(75,344)		(28,985)		(74,116)
Changes in deferred income tax assets and liabilities related to tax credits		80,328		(38,020)		(59,547)
Changes in deferred income tax assets and liabilities directly reflected in shareholders’ equity		8,925		1,044		3,000
Income tax expense directly added to shareholders’ equity		94		31,539		50
Others		3,315		(2,087)		3,852

Income tax expense	(Won)	371,843	(Won)	107,763	(Won)	167,859

Deferred tax assets and liabilities directly reflected in shareholders’ equity

(In millions of Korean won)	2010		2009
Gain on valuation of available-for-sale securities	(Won)	(2,519)	(Won)	(2,023)
Loss on valuation of available-for-sale securities		177		14
Increase in equity of associates		(438)		(252)
Decrease in equity of associates		7,606		1,386
Gain and loss on valuation of derivatives		10,458		530
Other capital adjustments		(5,443)		1,261

Total	(Won)	9,841	(Won)	916

A reconciliation of the income tax expense and the income before income tax expense

(In millions of Korean won)	2010			2009			2008
Income before income tax expense		(Won)	1,561,773		(Won)	719,275		(Won)	710,176

Expected tax expense at statutory tax rate		(Won)	395,533		(Won)	174,064		(Won)	195,285
Differences
Non-taxable benefit	(4,750)			(4,473)			—
Non-deductible expense	29,874			27,147			25,412
Impact of not recording deferred taxes on certain temporary differences	(5,631)			4,507			83,892
Changes in tax adjustment, additional income tax and tax refund for prior periods	8,678			12,758			(4,377)
Tax credit carryforwards and deductions	(54,658)			(110,969)			(203,070)
Changes in tax rates	7,023			3,194			72,839
Others, net	(4,226)		(23,690)	1,535		(66,301)	(2,122)		(27,426)

Income tax expense		(Won)	371,843		(Won)	107,763		(Won)	167,859

Effective tax rate			23.8%			14.98%			23.64%

Deferred tax assets and liabilities from the tax effects of temporary differences, including available tax credit carryforwards

	2010
	Temporary Differences						Deferred Income Tax Assets (Liabilities)
(In millions of Korean won)	Beginning Balance		Increase (Decrease)		Ending Balance		Beginning Balance		Ending Balance
Deferred tax arising from temporary differences
Deferred tax arising from temporary differences
Allowance for doubtful accounts	(Won)	511,003	(Won)	31,972	(Won)	542,975	(Won)	122,873	(Won)	126,675
Derivatives		(132,351)		(3,564)		(135,915)		(27,959)		(30,583)
Inventory valuation reserve		—		4,656		4,656		—		1,125
Available-for-sale securities		41,606		(4,338)		37,268		9,154		8,495
Equity method investments		58,035		44,169		102,204		12,773		22,513
Depreciation		101,206		61,589		162,795		22,265		35,471
Contribution for construction		178,624		(35,782)		142,842		39,297		31,202
Inventories		6,633		(5,431)		1,202		1,174		291
Accrued expenses		140,169		222,531		362,700		33,918		87,997
Provisions		58,338		92,485		150,823		13,919		34,176
Provision for severance indemnities		1,157,978		(302,469)		855,509		254,760		188,409
Refundable deposits for telephone installation		43,677		(1,484)		42,193		9,609		9,283
Accrued revenues		(7,657)		4,288		(3,369)		(1,855)		(818)
Deposits for severance benefits		(1,136,144)		290,344		(845,800)		(250,007)		(186,019)
Reserve for technology and human resource development		—		(3,900)		(3,900)		—		(858)
Others		935,826		(44,719)		891,107		217,541		212,448
Tax loss carryforwards		281,201		(15,054)		266,147		61,882		60,999

Total		2,238,144		335,293		2,573,437		519,344		600,806
Not recognized as deferred income tax assets		(623,401)		(26,636)		(650,037)		(138,740)		(144,858)

Recognized as deferred income tax assets	(Won)	1,614,743	(Won)	308,657	(Won)	1,923,400		380,604		455,948

Deferred tax assets arising from the carryforwards
Total tax credit carryforwards	(Won)	195,983	(Won)	(89,372)	(Won)	106,611		195,983		88,794
Not recognized as deferred income tax assets		(26,861)		18,910		(7,951)		(26,861)		—

Recognized as deferred income tax assets	(Won)	169,122	(Won)	(70,462)	(Won)	98,660		169,122		88,794

Net deferred income tax assets							(Won)	549,725	(Won)	544,742

Current deferred income tax assets							(Won)	437,525	(Won)	363,492
Non-current deferred income tax assets								113,266		185,724
Current deferred income tax liabilities								(1)		(1,817)
Non-current deferred income tax liabilities								(1,065)		(2,657)

	2009
	Temporary Differences						Deferred Income Tax Assets (Liabilities)
(in millions of Korean won)	Beginning Balance		Increase (Decrease)		Ending Balance		Beginning Balance		Ending Balance
Deferred tax arising from temporary differences
Allowance for doubtful accounts	(Won)	497,672	(Won)	13,331	(Won)	511,003	(Won)	119,855	(Won)	122,873
Derivatives		(479,015)		346,664		(132,351)		(108,503)		(27,959)
Available-for-sale securities		39,337		2,269		41,606		8,840		9,154
Equity method investment securities		1,455,549		(1,397,514)		58,035		320,220		12,773
Depreciation		(23,595)		124,801		101,206		(5,191)		22,265
Contribution for construction		233,106		(54,482)		178,624		51,283		39,297
Inventories		20,392		(13,759)		6,633		4,543		1,174
Accrued expenses		222,590		(82,421)		140,169		53,825		33,918
Provisions		182,556		(124,218)		58,338		43,422		13,919
Provision for severance indemnities		1,152,303		5,675		1,157,978		253,508		254,760
Refundable deposits for telephone installation		50,932		(7,255)		43,677		11,205		9,609
Accrued revenues		(11,652)		3,995		(7,657)		(2,798)		(1,855)
Deposits for severance benefits		(1,111,846)		(24,298)		(1,136,144)		(244,640)		(250,007)
Reserve for technology and human resource development		(106,667)		106,667		—		(25,813)		—
Others		1,140,412		(204,586)		935,826		256,236		217,541
Tax loss carryforwards		223,560		57,641		281,201		49,183		61,882

Total		3,485,634	(Won)	(1,247,490)		2,238,144		785,175		519,344

Not recognized as deferred income tax assets		(1,962,652)				(623,401)		(433,556)		(138,740)

Recognized as deferred income tax assets	(Won)	1,522,982			(Won)	1,614,743	(Won)	351,619	(Won)	380,604

Deferred tax assets arising from the carryforwards
Total tax credit carryforwards	(Won)	153,193	(Won)	42,790	(Won)	195,983		153,193		195,983
Not recognized as deferred income tax assets		(22,091)				(26,861)		(22,091)		(26,861)

Recognized as deferred income tax assets	(Won)	131,102			(Won)	169,122		131,102		169,122

Net deferred income tax assets							(Won)	482,721	(Won)	549,725

Current deferred income tax assets							(Won)	249,941	(Won)	437,525
Non-current deferred income tax assets								235,514		113,266
Current deferred income tax liabilities								—		(1)
Non-current deferred income tax liabilities								(2,734)		(1,065)

The possibility of realization on deferred tax asset depends on many factors, such as the Company’s ability, overall economic environment, and industry prospects, within the realization period of temporary differences. The Company assesses such factors periodically, and recognizes the deferred tax assets as of December 31, 2010, as all deductable temporary differences are considered realizable. However, the Company did not recognize the income tax assets resulting from the net operating loss carryforwards and equity-method investments to the extent the Company does not expect the related temporary differences to be reversed within the foreseeable future.

27.    Income From Discontinued Operations

Doremi Media Co., Ltd is excluded from the consolidation as of December 31, 2010. The net income (loss) of Doremi Media and other subsidiaries for the years ended December 31, 2010, 2009 and 2008 are reclassified into income (loss) from discontinued operations, as follows:

	2010		2009								2008
(in millions of Korean won)	Doremi Media		Doremi Media		Olive Nine		KT FDS		Total		Doremi Media		Olive Nine		KT FDS		Total
Book Value
Assets of discontinued operations	(Won)	—	(Won)	8,026	(Won)	—	(Won)	—	(Won)	8,026	(Won)	10,375	(Won)	43,666	(Won)	9,292	(Won)	63,333

Liabilities of discontinued operations		—		8,409		—		—		8,409		8,676		29,453		9,132		47,261

Income (loss) from discontinued operations
Operating and non-operating loss	(Won)	(574)	(Won)	(4,212)	(Won)	(7,432)	(Won)	(3,911)	(Won)	(15,555)	(Won)	(2,980)	(Won)	(22,600)	(Won)	(3,447)	(Won)	(29,027)
Gain on disposal of discontinued operations		3,186		—		4,035		4,246		8,281		—		—		—		—
Tax effect		—		—		4,305		1,152		5,457		—		—		—		—

Income (loss) from discontinued operations	(Won)	2,612	(Won)	(4,212)	(Won)	908	(Won)	1,487	(Won)	(1,817)	(Won)	(2,980)	(Won)	(22,600)	(Won)	(3,447)	(Won)	(29,027)

The consolidated statements of income for the years ended December 31, 2009 and 2008 have been retrospectively adjusted for discontinued operations.

28.    Comprehensive Income

Comprehensive income for the years ended December 31, 2010, 2009 and 2008 consists of:

(in millions of Korean won)	2010		2009		2008
Net income	(Won)	1,192,542	(Won)	609,695	(Won)	513,290
Other comprehensive income
Cumulative effect of changes in accounting policies		—		—		3,852
Gain on valuation of available-for-sale securities		2,816		(113)		(8,939)
Loss on valuation of available-for-sale securities		(748)		7,687		(7,545)
Changes in equity-method investees with accumulated comprehensive income		85		(10,204)		9,954
Changes in equity-method investees with accumulated comprehensive expense		7,820		(10,138)		961
Gain on valuation of financial derivatives		(6,769)		486		9,374
Loss on valuation of financial derivatives		(28,384)		(26,223)		(18,370)
Gain on translation of foreign operations		6,885		(8,642)		13,559
Loss on translation of foreign operations		(23,198)		(18,656)		11,779

Comprehensive income	(Won)	1,151,049	(Won)	543,892	(Won)	527,915

Attributable to : Equity holders of the parent	(Won)	1,129,900	(Won)	439,425	(Won)	462,258
Minority interests		21,149		104,467		65,657

29.    Earnings Per Share

Basic and diluted earnings per share for the years ended December 31, 2010, 2009 and 2008 are as follows:

Basic earnings per share from continuing operations

(in millions of Korean won, except for per share amounts)	2010		2009		2008
Income from continuing operations attributable to common shares	(Won)	1,166,733	(Won)	488,517	(Won)	470,540
Weighted-average number of common shares outstanding		243,207,149		219,512,696		202,891,015
Basic earnings per share from continuing operations	(Won)	4,797	(Won)	2,225	(Won)	2,319

Basic earnings per share from discontinued operations

(in millions of Korean won, except for per share amounts)	2010		2009		2008
Income (loss) from discontinued operations attributable to common shares	(Won)	1,272	(Won)	6,329	(Won)	(20,730)
Weighted-average number of common shares outstanding		243,207,149		219,512,696		202,891,015
Basic earnings per share from discontinued operations	(Won)	5	(Won)	29	(Won)	(102)

Basic earnings per share

(in millions of Korean won, except for per share amounts)	2010		2009		2008
Net income attributable to common stock	(Won)	1,168,005	(Won)	494,846	(Won)	449,810
Weighted-average number of common stock outstanding		243,207,149		219,512,696		202,891,015
Basic earnings per share	(Won)	4,803	(Won)	2,254	(Won)	2,217

Weighted-average number of common shares outstanding is adjusted to reflect weighted-average number of treasury stock for the years ended December 31, 2010, 2009 and 2008.

Diluted earnings per share from continuing operations

(in millions of Korean won, except for per share amounts)	2010		2009		2008
Income from continuing operations attributable to common stock	(Won)	1,166,733	(Won)	488,517	(Won)	470,540
Exchangeable bond interest		—		4,395		—
Adjusted income from continuing operations		1,166,733		492,912		470,540
Dilutive potential common shares outstanding		18,081		4,655,062		—
Weighted-average number of common shares outstanding and dilutive common shares		243,225,230		224,167,758		202,891,015
Diluted earnings per share from continuing operations	(Won)	4,797	(Won)	2,199	(Won)	2,319

Diluted earnings per share from discontinued operations

(in millions of Korean won, except for per share amounts)	2010		2009		2008
Net income from discontinued operations attributable to common stock	(Won)	1,272	(Won)	6,329	(Won)	(20,730)
Adjusted income (loss) from discontinued operations	(Won)	1,272	(Won)	6,329	(Won)	(20,730)
Dilutive potential common shares outstanding		18,081		4,655,062		—
Weighted-average number of common shares outstanding and dilutive common shares		243,225,230		224,167,758		202,891,015
Diluted earnings per share from discontinued operations	(Won)	5	(Won)	28	(Won)	(102)

Diluted earnings per share

(in millions of Korean won, except for per share amounts)	2010		2009		2008
Net income attributable to common stock	(Won)	1,168,005	(Won)	494,846	(Won)	449,810
Exchangeable bond interest		—		4,395		—
Adjusted net income attributable to common stock		1,168,005		499,241		449,810
Dilutive potential common shares outstanding		18,081		4,655,062		—
Weighted-average number of common shares outstanding and dilutive common shares		243,225,230		224,167,758		202,891,015
Diluted earnings per share	(Won)	4,802	(Won)	2,227	(Won)	2,217

Diluted net income per share is calculated by dividing adjusted net income by the weighted average number of common shares outstanding and dilutive common shares. Stock options and other share-based payments, which have no dilutive effect for each reporting period, are excluded from the calculation of diluted earnings per share.

Potential common shares as of December 31, 2010, 2009 and 2008 are as follows:

	Par Value	Issue Date	Maturity Date	Exercisable Period	Common shares to be issued
					2010.12.31	2009.12.31	2008.12.31
Stock options	[1]	Dec. 26, 2002	Dec. 26, 2009	From 2 years after grant date until maturity date	—	—	371,632
Stock options	[1]	Sept. 16, 2003	Sept. 16, 2010	From 2 years after grant date until maturity date	—	3,000	3,000
Stock options	[2]	Feb. 4, 2005	Feb. 4, 2012	Increase in the number of exercisable shares by 1/3 every year after two years from grant date	43,153	43,153	43,153
Stock options	[3]	March 25, 2002	March 25, 2010	From 3 years after grant date until maturity date	—	20,570	—
Stock options	[4]	Sept. 8, 2003	Sept. 8, 2010	From 2 years after grant date until maturity date	—	219,909	—
Stock options	[5]	March 4, 2005	March 4, 2012	From 2 years after grant date until maturity date	79,200	79,200	—
Other share-based payment	[6]	June 20, 2007	Exercised in first half of 2010	On maturity date, subject to the resolution of board of directors	—	11,790	—
Other share-based payment	[6]	March 27, 2008	Exercised in first half of 2010	On maturity date, subject to the resolution of board of directors	—	13,345	29,481
Other share-based payment	[6]	May 7, 2009	Exercised in first half of 2010	On maturity date, subject to the resolution of board of directors	—	29,055	—
Other share-based payment	[6]	April 29, 2010	Expected to be exercised in 2011	On maturity date, subject to the resolution of board of directors	142,436	—	—

Total					264,789	420,022	447,266

1	Exercise price of (Won)57,000 per common share.

2	Exercise price of (Won)54,600 per common share.

3	Exercise price of (Won)62,814 per common share.

4	Exercise price of (Won)41,711 per common share.

5	Exercise price of (Won)42,684 per common share.

6	Shares to be given subject to performance.

30.     Dividends

The details of dividends for common stocks included in the Controlling Company’s non-consolidated statements of appropriations of retained earnings for the years ended December 31, 2010, 2009 and 2008 are as follows:

	2010		2009		2008
Number of shares eligible for dividends		243,215,844		243,196,468		202,035,296
Dividend rate		48.2%		40.0%		22.4%
Dividend amount (in millions of Korean won)	(Won)	586,150	(Won)	486,393	(Won)	226,280
Payout ratio (Dividend / Net income)		50.20%		98.29%		50.31%
Dividend yield ratio (Dividend Per Share / Stock price at year end)		5.21%		5.12%		2.99%

31.     Supplemental Cash Flows Information

The cash and cash equivalents stated on statements of cash flows are the same amount of cash and cash equivalents less government grants on statements of financial position.

Significant transactions not affecting cash flows for the years ended December 31, 2010, 2009 and 2008 are as follows:

(in millions of Korean won)	2010		2009		2008
Reclassification of the current portion of bonds payable	(Won)	1,925,773	(Won)	1,539,203	(Won)	1,311,944
Reclassification of construction-in-progress to property and equipment		2,379,598		2,246,210		3,080,337
Acquisition of equity-method investments through issuance of exchangeable bond		—		319,160		—
Reissuance of treasury stock in exchange of exchangeable bonds		—		451,157		—

32.     Related Party Transactions

The list of subsidiaries of the Company as of December 31, 2010 is as follows:

Type of control	Subsidiaries
Ultimate Controlling Company	KT Co.
Direct control	KT Hitel, KT Submarine Co., KT Networks Corporation, KT Powertel, KT Linkus Co., KT Telecop Co., Ltd., KT Rental, KT Capital, Sidus FNH Co., Ltd., KTDS, Nasmedia, Inc., KT Edui Co., Ltd. (formerly “JungBoPremiumEdu Co., Ltd.”), Sofnics Inc., KT Tech, KT M Hows, KT M&S, KT Msusic, KT Innotz Inc., KT Estate Inc., KT Internal Venture Fund No.2, Sidus FNH Benex Cinema Investment Fund (formerly “Sidus FNH Benex Cinema Investment Fund”), KT New Business Fund No.1, KT Capital Media Contents Fund No.2, Gyeonggi-KT Green Growth Fund, KT Strategic Investment Fund No.1, Korea Telecom America, Inc., New Telephone Company Inc., Korea Telecom Japan Co., Ltd., Korea Telecom China Co., Ltd., KTSC Investment Management B.V., PT. KT Indonesia
Indirect control through KT Hitel	KT Commerce Inc.
Indirect control through KT Capital	Vanguard Private Equity Fund, KTC Media Contents Fund 1, KT-LIG ACE Private Equity Fund Co., Ltd.
Indirect control through KT Rental	KTR
Indirect control through KTSC Investment Management B.V.	East Telecom and Super iMax
Indirect control through NTSC	Helios TV and Novaya Svyaz

The Controlling Company’s significant transactions and balances with subsidiaries as of December 31, 2010, 2009 and 2008 and for the years then ended are as follows:

(in millions of Korean won)	Operating Revenue		Operating Expense		Receivables		Payables
KT Powertel Co., Ltd.	(Won)	15,287	(Won)	3,773	(Won)	957	(Won)	1,259
KT Networks Corporation		64,347		119,356		8,133		53,280
KT Telecop Co., Ltd.		12,336		48,727		426		18,439
KT Hitel Co., Ltd.		10,197		67,777		753		38,147
KT Tech, Inc.		1,296		312,244		159		92,300
KTR Co., Ltd.		4,802		11,982		2		66,795
KT Rental Co., Ltd.		9,783		36,615		61		7,409
KT Capital Co., Ltd.		80		4,992		7		47,379
KTDS		10,137		335,534		4,532		97,465
KT M&S Co., Ltd.		656,631		137,673		16,029		54,380
Others		34,623		252,119		5,234		36,087

2010 Total	(Won)	819,519	(Won)	1,330,792	(Won)	36,293	(Won)	512,940

2009 Total	(Won)	594,026	(Won)	1,217,351	(Won)	63,120	(Won)	453,338

2008 Total	(Won)	528,311	(Won)	1,263,863	(Won)	68,654	(Won)	435,501

Significant balances and transactions among the subsidiaries as of December 31, 2010, 2009 and 2008 and for the years then ended are as follows:

(in millions of Korean won)	Receivables and Payables		Operating Revenue and Expense
2010 Total	(Won)	120,745	(Won)	75,085

2009 Total	(Won)	121,528	(Won)	502,106

2008 Total	(Won)	157,327	(Won)	1,115,712

The Controlling Company’s significant transactions and balances with equity-method investees as of December 31, 2010, 2009 and 2008 and for the years then ended are as follows:

(in millions of Korean won)	2010		2009		2008
Operating Revenue	(Won)	164,778	(Won)	122,036	(Won)	118,269
Operating Expense		905,504		668,979		585,555
Receivables		15,530		11,140		9,031
Payables		142,015		89,290		100,824

Details of the Controlling Company’s ownership in the related parties, acquisition cost, fair value (or net asset) and book values are in Note 2 and Note 8.

Key management compensation for the years ended December 31, 2010, 2009 and 2008 consists of:

(in millions of Korean won)	2010		2009		2008		Description
Benefits	(Won)	33,744	(Won)	17,068	(Won)	20,203	Salaries, bonuses, other allowances, retirement benefits, medical benefits and others
Compensation expenses		6,794		1,052		1,420	Compensation expenses associated with stock options, stock grants

Total	(Won)	40,538	(Won)	18,120	(Won)	21,623

Key management consists of vice presidents and higher positions, who have the authority and responsibility for planning, operation and control and are in charge of a business unit or division, and non-permanent directors.

33.    Segment Information

The Company’s operating segments are as follows:

Details	Business service
Personal Customer Group (“Personal”)	Personal customers using PCS and WiBro

Home Customer Group (“Home”) Enterprise Customer Group (“Enterprise”)	Telephone, internet, data and others

Others	Global, real estate, and others

Details of each segment for the years ended December 31, 2010, 2009 and 2008, are as follows:

	2010
	Personal		Home/ Enterprise		Others		Total		Elimination		Consolidated amount
Operating revenues	(Won)	10,387,800	(Won)	9,845,716	(Won)	3,346,111	(Won)	23,579,627	(Won)	(2,248,314)	(Won)	21,331,313
Operating income		1,477,844		575,453		149,391		2,202,688		(27,606)		2,175,082
Depreciation and Amortization		928,600		1,985,755		256,632		3,170,987		7,414		3,178,401
Property and equipment and Intangible assets		4,700,790		10,385,029		1,324,175		16,409,994		50,730		16,460,724

	2009
	Personal		Home/ Enterprise		Others		Total		Elimination		Consolidated amount
Operating revenues	(Won)	9,313,751	(Won)	10,108,769	(Won)	2,423,569	(Won)	21,846,089	(Won)	(2,202,277)	(Won)	19,643,812
Operating income		1,040,025		(44,044)		(4,742)		991,239		(20,692)		970,547
Depreciation and Amortization		1,013,685		2,054,897		199,853		3,268,435		7,374		3,275,809
Property and equipment and Intangible assets		4,757,330		10,653,089		619,465		16,029,884		24,176		16,054,060

	2008
	Personal		Home/ Enterprise		Others		Total		Elimination		Consolidated amount
Operating revenues	(Won)	8,346,220	(Won)	11,784,835	(Won)	2,353,821	(Won)	22,484,876	(Won)	(2,897,634)	(Won)	19,587,242
Operating income		454,381		1,113,389		28,944		1,596,714		(153,899)		1,442,815
Depreciation and Amortization		1,117,879		2,205,496		158,399		3,481,774		142,601		3,624,375
Property and equipment and Intangible assets		4,937,833		10,825,720		660,152		16,423,705		239,164		16,662,869

Information by Industry for the years ended December 31, 2010 and 2009 is as follows:

Assets and liabilities by industry as of December 31, 2010 and 2009

	2010						2009
	Non-financial		Financial		Consolidated amount		Non-financial		Financial		Consolidated amount
Assets
Current assets
Quick assets	(Won)	6,433,581	(Won)	983,219	(Won)	7,416,800	(Won)	6,587,387	(Won)	685,060	(Won)	7,272,447
Inventories		655,831		—		655,831		699,402		—		699,402

Sub-total		7,089,412		983,219		8,072,631		7,286,789		685,060		7,971,849

Non-current assets
Investments		696,623		86,568		783,191		512,953		48,417		561,370
Property and equipment		15,185,606		42,252		15,227,858		14,750,631		23,929		14,774,560
Intangible assets		1,232,395		471		1,232,866		1,279,236		264		1,279,500
Other		1,597,541		799,372		2,396,913		1,352,597		680,441		2,033,038

Sub-total		18,712,165		928,663		19,640,828		17,895,417		753,051		18,648,468

Total assets	(Won)	25,801,577	(Won)	1,911,882	(Won)	27,713,459	(Won)	25,182,206	(Won)	1,438,111	(Won)	26,620,317

Liabilities
Current liabilities	(Won)	7,053,092	(Won)	376,538	(Won)	7,429,630	(Won)	6,145,841	(Won)	795,382	(Won)	6,941,223
Non-current liabilities		7,326,898		1,461,259		8,788,157		8,423,158		588,497		9,011,655

Total liabilities	(Won)	14,379,990	(Won)	1,837,797	(Won)	16,217,787	(Won)	14,568,999	(Won)	1,383,879	(Won)	15,952,878

Results of operations by industry for the years ended December 31, 2010, 2009 and 2008

	2010
	Non-financial		Financial		Consolidated amount
Operating revenues	(Won)	21,165,515	(Won)	165,798	(Won)	21,331,313
Operating expenses		19,016,819		139,412		19,156,231

Operating income		2,148,696		26,386		2,175,082
Non-operating revenues		522,722		95		522,817
Non-operating expenses		1,136,118		8		1,136,126

Income from continuing operations before income tax		1,535,300		26,473		1,561,773
Income tax on continuing operations		363,157		8,686		371,843

Income from continuing operations		1,172,143		17,787		1,189,930
Income (loss) from discontinued operations		2,612		—		2,612

Net income	(Won)	1,174,755	(Won)	17,787	(Won)	1,192,542

	2009
	Non-financial		Financial		Consolidated amount
Operating revenues	(Won)	19,508,859	(Won)	134,953	(Won)	19,643,812
Operating expenses		18,555,188		118,077		18,673,265

Operating income		953,671		16,876		970,547
Non-operating revenues		806,521		970		807,491
Non-operating expenses		1,058,757		6		1,058,763

Income from continuing operations before income tax		701,435		17,840		719,275
Income tax on continuing operations		101,863		5,900		107,763

Income from continuing operations		599,572		11,940		611,512
Income (loss) from discontinued operations		(1,817)		—		(1,817)

Net income	(Won)	597,755	(Won)	11,940	(Won)	609,695

	2008
	Non-financial		Financial		Consolidated amount
Operating revenues	(Won)	19,478,880	(Won)	108,362	(Won)	19,587,242
Operating expenses		18,039,553		104,874		18,144,427

Operating income		1,439,327		3,488		1,442,815
Non-operating revenues		1,050,331		22		1,050,353
Non-operating expenses		1,782,921		71		1,782,992

Income from continuing operations before income tax		706,737		3,439		710,176
Income tax on continuing operations		166,419		1,440		167,859

Income from continuing operations		540,318		1,999		542,317
Income (loss) from discontinued operations		(29,027)		—		(29,027)

Net income	(Won)	511,291	(Won)	1,999	(Won)	513,290

34.    Employee Welfare

Cost on the various employee welfare programs of the Company for the years ended December 31, 2010, 2009 and 2008 totaled (Won)374,300 million, (Won)587,011 million and (Won)565,738 million, respectively.

35.    Subsequent Events

Subsequent to December 31, 2010, the Controlling Company has issued the unsecured public bonds as follows:

(in thousands)	Issue Date	Par Value		Interest Rate	Maturity Date	Repayment Method
USD denominated unsecured public bond (178-1st) with floating rate	2011.1.11	USD	100,000	Libor(3M) + 1.00%	2013.1.18	Lump sum repayment at maturity
USD denominated unsecured public bond (178-2nd) with floating rate	2011.1.11	USD	100,000	Libor(3M) + 1.05%	2014.1.17	Lump sum repayment at maturity
JPY denominated foreign public bond	2011.1.20	JPY	35,000,000	1.58%	2013.1.25	Lump sum repayment at maturity
Unsecured public bond (179t)	2011.3.29	(Won)	260,000	4.47%	2018.3.29	Lump sum repayment at maturity
Unsecured public bond (180-1st)	2011.4.26	(Won)	210,000	4.35%	2016.4.26	Lump sum repayment at maturity
Unsecured public bond (180-2nd)	2011.4.26	(Won)	380,000	4.71%	2021.4.26	Lump sum repayment at maturity

On January 27, 2011 the Controlling Company acquired from Dutch Savings Holdings B.V 5,600,000 of redeemable convertible preferred stock with voting rights and the bonds convertible into 5,600,000 of common stock of Korea Digital Satellite Broadcasting CO., Ltd. for (Won)246,000 million. The accrued interest of (Won)7,969 million are also included in the amount of the convertible bond. Accordingly, the Controlling Company’s ownership in Korea Digital Satellite Broadcasting Co., Ltd. has increased from 32.12% to 46.41%. If the potential voting rights are also considered, the ownership increases to 53.05%.

As approved by the Board of Directors on May 4, 2011, the Company has decided to sell New Telephone Company, Inc. 5,309,189 shares (79.96%) to VIMPEL-COMMUNICATIONS. The selling price is $ 346,628 thousand.

As approved by the Board of Directors on February 3, 2011, KT Capital decided to acquire 1,489,400 of the common stocks of BC Card owned by Shinhan Bank, representing 33.85% of total outstanding shares, for (Won)231,602 million.

KT Rental and KTR merged on March 1, 2011, as approved by the Board of Directors on January 7, 2011.

36.    Merger with KTF

On January 20, 2009, the Controlling Company entered into a merger agreement with KTF, which was subsequently approved by the shareholders on March 27, 2009. On June 1, 2009, the Controlling Company, as the surviving company, merged with KTF.

The Controlling Company issued 0.7192335 share of KT common stock with a par value per share of (Won)5,000 for one share of KTF. However, the Controlling Company did not issue any new common stock for the shares of KTF common stock held by the Controlling Company or for the treasury shares of KTF as of the date of the merger.

Details of merged companies:

	CEO	Business	Relationship
KT Corporation (KT)	Lee Suk Chae	Telephone service, new media business, telecommunication products sales and other	Parent
KT Freetel Co., Ltd. (KTF)	Kwon Haing Min	Mobile telecommunication service and other	Subsidiary

Accounting treatment

As this was a merger between parent and subsidiary, the Controlling Company accounted for the merger using the carrying amounts in its consolidated financial statements and accordingly, the excess of merger consideration given over the carrying amount of net assets acquired was recognized as capital adjustment after offsetting capital surplus, if any, from the similar type of transaction.

Decrease in Minority interest (a):	(Won)	(1,553,491)

Changes in equity :
Increase in common stock		3,501
Decrease in treasury stock		2,436,659
Decrease in gain on disposal of treasury stock		(375)
Decrease in accumulated other comprehensive income		(6,932)
Decrease in capital adjustments		(879,362)

Sub-total (b) :		1,553,491

Changes in total equity (a+b):	(Won)	—

Goodwill

Changes in goodwill for the year ended December 31, 2010 and 2009 are as follows:

January 1, 2009	(Won)	195,170
Amortization		(130,113)

December 31, 2009		65,057
Amortization		(65,057)

December 31, 2010	(Won)	—

The above goodwill includes the goodwill arising from the acquisition of KTF shares by KT in stages and the goodwill recorded in the book of KTF prior to the merger of KT and KTF. Goodwill is amortized on a straight-line basis over ten years and, as of June 30, 2010, the goodwill had been fully amortized.

Financial statements of the merged companies

Statements of financial position

	KT				KTF
(in millions of Korean won)	2009.6.1		2008.12.31		2009.6.1		2008.12.31
Current assets	(Won)	4,926,684	(Won)	3,778,105	(Won)	2,716,833	(Won)	2,199,857
Investment assets		3,846,019		3,517,906		270,019		396,903
Property and equipment		9,932,337		10,428,674		3,919,107		4,165,339
Intangible assets		344,330		397,046		783,254		780,242
Other non-current assets		503,787		563,191		559,353		513,781

Total assets	(Won)	19,553,157	(Won)	18,684,922	(Won)	8,248,566	(Won)	8,056,122

Current liabilities	(Won)	2,871,186	(Won)	2,585,875	(Won)	2,657,350	(Won)	2,031,871
Non-current liabilities		8,274,862		7,267,158		1,282,719		1,658,402

Total liabilities		11,146,048		9,853,033		3,940,069		3,690,273

Total equity		8,407,109		8,831,889		4,308,497		4,365,849

Total liabilities and equity	(Won)	19,553,157	(Won)	18,684,922	(Won)	8,248,566	(Won)	8,056,122

Statements of income

	KT				KTF
(in millions of Korean won)	For the period from Jan. 1, 2009 to June 1, 2009		For the year ended Dec. 31, 2008		For the period from Jan. 1, 2009 to June 1, 2009		For the year ended Dec. 31, 2008
Operating revenues	(Won)	4,662,137	(Won)	11,784,835	(Won)	3,516,358	(Won)	8,346,220
Operating expenses		4,078,756		10,671,446		3,131,947		7,891,839
Non-operating revenues		329,587		855,289		43,656		201,470
Non-operating expenses		372,047		1,408,633		152,858		469,496
Income tax expense		105,765		110,235		45,833		21,776

Net income	(Won)	435,156	(Won)	449,810	(Won)	229,376	(Won)	164,579

37.     Adoption of K-IFRS

The Controlling Company plans to prepare its financial statements in accordance with K-IFRS starting from the year ending December 31, 2011. Since “the Roadmap to K-IFRS Adoption” has been announced in March 2007, the Controlling Company organized a task force team, conducted training, and analyzed the impact of the adoption of K-IFRS. The Controlling Company has analyzed the key differences and potential impact on financial statements.

Significant differences between the accounting policies chosen by the Controlling Company under K-IFRS and under current generally accepted accounting principles in the Republic of Korean (K-GAAP) are as follows:

		K-IFRS	K-GAAP
First time adoption of K-IFRS	Business combination	Not applying IFRS 3 retrospectively to a past business combination	Not available
	Fair value or revaluation as deemed cost	Recognition of fair value in its opening IFRS statement of financial position as deemed cost for an item of property and equipment	Not available
	Borrowing costs	Capitalization of borrowing costs for qualifying assets acquired after the date of transition (January 1, 2010)	Not available
	Decommissioning liabilities included in the cost of property, plant and equipment	Regarding changes in a decommissioning, restoration or similar liability to be added to or deducted from the cost of the asset to which it relates, the Company had not applied the requirements under IFRS for changes in such liabilities that occurred before the date of transition to IFRS(January 1, 2010).	Not available
	Transfers of Assets from Customers	A first-time adopter may apply the transitional provisions set out in paragraph 22 of K-IFRS 2118 ‘Transfers of Assets from Customers’, which provides accounting guidance for the items including cash and property received from the customers that must be used to provide those customers with the related service. In that paragraph, reference to the effective date shall be interpreted as 1 July 2009 or the date of transition to K-IFRS, whichever is later. In addition, a first-time adopter may designate any date before the date of transition to IFRS and apply K-IFRS 2118 to all transfers of assets from customers received on or after that date.	Not available
Initiation fee revenue		The amount of Initiation fee is deferred and recognized as a part of service revenue over the period during which the service is performed.	The total amount of initiation fee is recognized as revenue when the fee is paid
Real estate revenue		According to revenue recognition arising from the sale of goods, real estate revenue is recognized at the time of the transfer of the legal title.	Considered as a construction contract, the real estate revenue is recognized on a percentage of completion basis.
Customer Loyalty Programmes		The sales transaction in which they are granted is allocated to the separately identifiable component. The revenue is deferred and recognized as earned.	The amount of future obligation is recognized as an expense and liability provision at the time of the sale transaction.
Change in scope of consolidated financial statements		Regardless of size of each subsidiary, consolidated financial statements shall include all entities controlled by the parent.	According to “the Act on External Audit of Stock Companies”, Section 1 paragraph 3 item 2, consolidated financial statement shall include all subsidiaries except for the entities of which the total assets as of prior year end were less than (Won)10 billion
Capitalization of borrowing costs		An entity shall capitalize borrowing costs that are directly attributable to the acquisition, construction or production of a qualifying asset, acquired after the date of transition, as part of the cost of that asset.	All borrowing costs are recognized as expense.

	K-IFRS	K-GAAP
Transfer of financial assets	Financial assets are derecognised when the rights to receive cash flows from the investments have expired or have been transferred and the Company has transferred substantially all risks and rewards of ownership.	Transfers of financial assets must satisfy the control criteria for the transferred financial assets to be derecognized.
Employee benefits	For the employees who elect the defined benefit plan, the defined benefit obligations are measured using actuarial method. For the others, the accrued expenses are recognized using actuarial method.	Accrued employee benefits represent the amount which would be payable assuming all eligible employees and directors were to terminate their employment as of the date of statement of financial position. The other employee benefits are recognized when obligations to pay the benefits are determined.
Goodwill	Goodwill is not amortized, but impairment test is performed annually at the year-end of reporting period, and a bargain purchase is recognized in profit or loss on the acquisition date.	Goodwill recognized at the business combination is amortized using the straight-line method. Negative goodwill(a bargain purchase) is reversed as income when actual loss occurs, or during the period of weighted average useful life of amortizable assets on the straight-line method basis.
Deferred tax

Deferred tax assets or liabilities on investments in subsidiaries and associates are recognized by reflecting the tax consequences of each temporary difference.

An entity shall classify all deferred tax assets and liabilities as non-current.

Deferred tax assets or liabilities on investments in subsidiaries and associates are recognized by the net amount of temporary differences from each investment.

An entity classifies deferred tax assets and liabilities as current or non-current according to the period in which the temporary differences are reversed.

38.    RECONCILIATION TO UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

The consolidated financial statements of the Company are prepared in accordance with generally accepted accounting principles in the Republic of Korea (“Korean GAAP”), which differs in certain significant respects from generally accepted accounting principles in the United States of America (“U.S. GAAP”). Application of U.S. GAAP would have affected the consolidated financial position of the company and subsidiaries as of December 31, 2010 and 2009 and the related consolidated net income for the three years ended December 31, 2010, 2009 and 2008 to the extent described below.

A description of the significant differences between Korean GAAP and U.S. GAAP as they relate to the Company are discussed in detail below.

(a) Reconciliation of Net Income from Korean GAAP to U.S. GAAP

(in millions of Korean won)	Note reference	2010		2009		2008
Net income in accordance with Korean GAAP		(Won)	1,192,542	(Won)	609,695	(Won)	513,290
Adjustments:
Goodwill impairment	38 (e)		—		(1,132)		(13,948)
Equity in income of affiliates:
Reversal of amortization of goodwill	38 (e)		93,391		140,169		166,422
Impairment loss relating to affiliates	38 (e)		—		—		(9,466)
Additional acquisitions of affiliates	38 (g)		3,094		(23,282)		6,351
Intangible assets	38 (h)		(14,764)		(14,819)		(14,329)
Property and equipment	38 (i)		(52,811)		(44,999)		(114,744)
Interest capitalization (including related depreciation), net	38 (j)		(1,750)		(7,238)		(2,128)
Service installation fees	38 (k)		18,783		232,505		5,865
Deferred income tax—methodology difference	38 (l)		(10,496)		(6,357)		4,275
Deferred income tax effects of U.S. GAAP adjustments	38 (l)		13,008		(34,698)		(15,228)
Capitalized foreign exchange transactions, net	38 (m)		(299)		6,473		880
Loan Impairment	38 (f)		(22,450)		—		—
Miscellaneous accounts	38 (l)		(7,773)		(16,707)		35,230
Noncontrolling interest income	38 (c) and others		(14,335)		1,015		10,953

			3,598	(Won)	230,930	(Won)	60,133

Net income as adjusted in accordance with U.S. GAAP		(Won)	1,196,140	(Won)	840,625	(Won)	573,423

Net income attributable to stockholders		(Won)	1,185,918	(Won)	741,921	(Won)	518,245
Net income attributable to noncontrolling interest		(Won)	10,222	(Won)	98,704	(Won)	55,178

(b) Reconciliation of Total Equity from Korean GAAP to U.S. GAAP

(in millions of Korean won)	Note reference	2010		2009
Total equity in accordance with Korean GAAP		(Won)	11,495,672	(Won)	10,667,439
Adjustments:
Goodwill impairment	38 (e)		(28,027)		(28,027)
Equity in earnings of affiliates:
Reversal of goodwill amortization	38 (e)		1,235,977		1,152,896
Impairment loss relating to affiliates	38 (e)		(1,471,474)		(1,471,474)
Additional acquisitions of affiliates	38 (g)		767,105		764,011
Different useful life of intangibles	38 (h)		111,631		111,631
Intangible assets	38 (h)		9,098		23,862
Accumulated depreciation	38 (i)		(722,575)		(669,764)
Interest capitalization, net	38 (j)		56,706		58,456
Service installation fees	38 (k)		(224,465)		(243,248)
Deferred tax—methodology difference	38 (l)		16,011		26,507
Deferred tax effects of U.S. GAAP adjustments	38 (l)		169,751		179,986
Capitalized foreign exchange transactions, net	38 (m)		3,158		3,457
Loan Impairment	38 (f)		(22,450)		—
Miscellaneous accounts	38 (l)		8,277		16,105
Noncontrolling interest	38 (c) and others		(304,242)		(135,393)

			(395,519)		(210,995)

Total equity as adjusted in accordance with U.S. GAAP		(Won)	11,100,153	(Won)	10,456,444

Stockholders’ equity		(Won)	10,929,157	(Won)	10,287,594
Noncontrolling interest		(Won)	170,996	(Won)	168,850

(c) Companies Included in Consolidation

Under Korean GAAP, all majority-owned subsidiaries and entities of which the Company or a controlled subsidiary owns more than 30% of total outstanding voting stock and is the largest stockholder are consolidated. However, U.S. GAAP generally requires that majority-owned subsidiaries be consolidated and that an entity in which the Company has significant influence, generally including those in which it owns 20-50% of total outstanding voting stock, should not be consolidated; rather that entity should be accounted for under the equity method of accounting.

The following table shows the Company’s percentage of ownership and carrying value of each of its affiliates that are excluded from consolidation under U.S. GAAP and instead are accounted for under the equity method (in millions of Korean won):

	Percentage of ownership (%)			Carrying value
Entity	2010	2009	2008	2010		2009		2008
Listed :
KTSM	36.9	36.9	36.9	(Won)	25,497	(Won)	14,775	(Won)	11,072
KT Music (formerly, “KTF Music Corporation”)	48.7	35.3	35.3	(Won)	16,008	(Won)	21,899	(Won)	18,705
Unlisted :
Olivenine	—	—	19.5	(Won)	—	(Won)	—	(Won)	2,769
KTP	44.9	44.9	44.9	(Won)	43,515	(Won)	37,430	(Won)	31,633
SFNH BF-(1)	43.3	43.3	43.3	(Won)	6,645	(Won)	6,660	(Won)	10,505
KTR Co., Ltd.	58.0	—	—	(Won)	19,627	(Won)	—	(Won)	—
KT Rental	58.0	—	—	(Won)	165,724	(Won)	—	(Won)	—
KT-LIG ACE Private Equity Fund	9.0	—	—	(Won)	4,882	(Won)	—	(Won)	—
Vanguard Private Equity Fund	28.1	16.1	—	(Won)	5,155	(Won)	5,650	(Won)	—
Doremi Media (*1)	—	64.2	64.2	(Won)	—	(Won)	—	(Won)	—

(*1)	Disposed during 2010. Prior to disposal, it was consolidated by KT Music

The quoted market values (based on closing KOSDAQ prices) of KTSM and KT Music shares held by the Company are (Won)33,229 million and (Won)39,279 million as of December 31, 2010, respectively.

Presented below is the summarized combined financial information of those entities that are consolidated under Korean GAAP but not for U.S. GAAP, prepared in accordance with Korean GAAP as of December 31, 2010 and 2009, and for each of the three years in the period ended December 31, 2010:

(in millions of Korean won)	2010		2009
Current assets	(Won)	439,409	(Won)	175,096
Non-current assets		1,183,498		160,738

Total assets		1,622,907		335,834

Current liabilities		403,857		87,964
Non-current liabilities		648,157		41,404

Total liabilities		1,052,014		129,368

Net assets	(Won)	570,893	(Won)	206,466

	2010		2009		2008
Operating revenues	(Won)	646,069	(Won)	232,746	(Won)	272,407
Operating income	(Won)	63,402	(Won)	224,110	(Won)	268,978
Net income	(Won)	32,149	(Won)	7,203	(Won)	(15,551)

	2010		2009		2008
Net cash provided by operating activities	(Won)	168,399	(Won)	62,018	(Won)	30,172
Net cash used in investing activities		(209,374)		(31,534)		(53,271)
Net cash provided by (used in) financing activities		47,909		(21,502)		(2,546)
Effect of changes in consolidated entities		(2,418)		20,580		—

Net increase (decrease) in cash and cash equivalents		4,516		29,562		(25,645)
Cash and cash equivalents at beginning of the year		71,448		19,046		47,185

Cash and cash equivalents at end of the year	(Won)	75,964	(Won)	48,608	(Won)	21,540

Condensed consolidated balance sheets as of December 31, 2010 and 2009 and condensed consolidated statements of cash flows of the Company under U.S GAAP for the three years in the period ended December 31, 2010 are presented in Note 38(u).

(d) Debt and Equity Securities

Under Korean GAAP, non-marketable securities classified as available-for-sale securities are carried at cost or fair value if applicable with unrealized holding gains and losses reported as a capital adjustment, net of tax. For U.S. GAAP purposes, investment in non-marketable equity securities are accounted for under the cost method or the equity method of accounting in accordance with ASC Topic 323 “Investments Equity Method and Joint Ventures” and ASC Topic 325 “Investments Other.”

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

Information under U.S. GAAP with respect to investments under ASC Topic 320 at December 31, 2010 and 2009 are as follows:

	2010
(in millions of Korean won)	Cost or amortized cost		Gross unrealized holding gains		Gross unrealized holding losses		Fair value
Equity securities (available-for-sale)	(Won)	24,352	(Won)	12,202	(Won)	(879)	(Won)	35,672
Debt securities (available-for-sale)		9,313		69		—		9,382

	(Won)	33,665	(Won)	12,271	(Won)	(879)	(Won)	45,057

	2009
	Cost or amortized cost		Gross unrealized holding gains		Gross unrealized holding losses		Fair value
Equity securities (available-for-sale)	(Won)	18,726	(Won)	7,484	(Won)	(104)	(Won)	26,106
Debt securities (available-for-sale)		4,877		420		—		5,297

	(Won)	23,603	(Won)	7,904	(Won)	(104)	(Won)	31,403

The proceeds from sales of available-for-sale securities were (Won)6,148 million in 2010, (Won)6,833 million in 2009 and 614,405 million in 2008. The realized gains on those sales were (Won)274 million in 2010, (Won)1,716 million in 2009 and (Won)5,587 million in 2008. The average-cost method is used to calculate gains or losses from the sale of available-for-sale securities.

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

(e) Goodwill Impairment including Investor-level Goodwill

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

Under U.S. GAAP, goodwill and indefinite-lived intangible assets are not amortized, but instead are tested for impairment at least annually. In accordance with ASC Topic 350, “Intangibles-Goodwill and Other”, goodwill is tested for impairment on an annual basis by comparing the fair value of the Company’s reporting units to their carrying amounts. The investor-level goodwill is tested for impairment in accordance with ASC Topic 323. The investor-level goodwill, which is recorded only at the investor’s financial statements, represents the excess of the acquisition cost of equity method investees over the fair value of investor’s share of net identifiable assets acquired.

The changes in the carrying amount of goodwill which is recorded in the Personal Customer Group for the years ended December 31, 2009 and 2010 are as follows (in millions of Korean won):

Balance as of January 1, 2009	(Won)	538,132
Goodwill acquired during the year		—
Balance as of December 31, 2009		538,132
Goodwill acquired during the year		—
Balance as of December 31, 2010	(Won)	538,132

(f) Loan Impairment

KT Capital Inc., a subsidiary of KT Corporation, estimates the allowances for the doubtful loan receivables based on the forward looking criteria (“FLC’), which is the regulatory guideline for assessing the collectability of the receivables applicable to the financial institutes in Korea, as permitted under Korean GAAP.

However, under U.S. GAAP, the impairment on the loans receivable is recorded when, based on current information and events, it is probable that a creditor will be unable to collect all amounts due according to the contractual terms of the loan agreement.

(g) Additional Equity Investments in and Transactions of Subsidiaries

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

Under U.S. GAAP, such equity investments in and transactions of affiliates and subsidiaries are recorded and accounted for as of the date the transaction occurs. As a result, the Company has a different basis in its equity investments in the subsidiaries under Korean GAAP as compared to U.S. GAAP. Therefore, any gains or losses recorded by the Company (which are recorded as capital transactions in stockholders’ equity) when an equity investee sells shares of its stock will be different under U.S. GAAP as compared to Korean GAAP. In addition, prior to the fiscal year beginning on or after December 15, 2008, under U.S. GAAP, the cost of an additional equity interest would be allocated based on the fair value of net tangible and identifiable assets acquired and liabilities assumed, with the excess allocated to goodwill.

(h) Intangible Assets

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

Identifiable intangible assets determined in accordance with U.S. GAAP as of December 31, 2010 and 2009 are presented below.

	2010
(In millions of Korean won)	Gross carrying amount		Accumulated amortization		Net amount
Amortizable intangible assets:
Internal-use software	(Won)	1,316,036	(Won)	807,422	(Won)	508,614
Frequency usage rights		1,464,821		858,668		606,153
Buildings and facility utilization rights		164,277		93,836		70,441
Other		317,506		291,823		25,683

Total	(Won)	3,262,640	(Won)	2,051,749	(Won)	1,210,891

	2009
(In millions of Korean won)	Gross carrying amount		Accumulated amortization		Net amount
Amortizable intangible assets:
Internal-use software	(Won)	1,070,786	(Won)	686,739	(Won)	384,047
Frequency usage rights		1,465,990		726,088		739,902
Buildings and facility utilization rights		130,179		85,702		44,477
Other		316,586		251,834		64,752

Total	(Won)	2,983,541	(Won)	1,750,363	(Won)	1,233,178

Amortization expense:
For the year ended December 31, 2010	(Won)	304,811million
For the year ended December 31, 2009		314,102 million
For the year ended December 31, 2008		306,000 million

Estimated amortization expense (in millions of Korean won):

Year ending December 31,
2011	(Won)	288,798
2012		235,224
2013		190,792
2014		144,876
2015		129,133
Thereafter		222,067

The weighted-average amortization period of total amortized intangible assets, internal-use software, frequency usage rights and utilization rights are 9 years, 6 years, 11 years and 20 years, respectively. The Company has no identifiable intangible assets that are not subject to amortization.

(i) Depreciation

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

Under U.S. GAAP, property and equipment is depreciated by using the declining-balance method except for the assets of certain subsidiaries, buildings and structures acquired in 1995 and thereafter which are depreciated using the straight-line method.

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

(j) Interest Capitalization

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

Under U.S. GAAP, details of interest capitalization for the years ended December 31, 2010, 2009 and 2008 are as follows (in millions of Korean won):

	2010		2009		2008
Total interest costs incurred	(Won)	519,021	(Won)	512,309	(Won)	471,816
Interest capitalized		16,886		8,330		15,376
Amounts charged to expense	(Won)	502,135	(Won)	503,979	(Won)	456,440

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

Under Korean GAAP, handset subsidy paid by the Company is accounted for as expenses. However, under U.S. GAAP, the handset subsidy is treated as reduction of revenue in accordance with ASC Topic 605, “Revenue Recognition.”

Under Korean GAAP, the sales of the certain real estate are accounted for as the revenue and the costs of the related real estate are recorded as the cost of sales under certain circumstances permitted under Korean GAAP. However, under U.S. GAAP, gains and losses from the sale of the property used for operation are required to be recorded as a component of operating income in net of the proceeds from the sale and the related costs.

(l) Income Taxes

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

(m) Foreign Currency Transactions

Under Korean GAAP, prior to January 1, 2003, all unrealized foreign currency translation gains and losses on monetary assets and liabilities, except for amounts included in the cost of property and equipment, were included in the results of operations. Effective January 1, 2003 the Company adopted SKAS No. 7, “Capitalization of Financing Costs”. As allowed by the standard, the Company elected to include all unrealized foreign currency translation gains and losses (including property and equipment) in the results of operations.

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

(n) Noncontrolling Interest

Under Korean GAAP, minority interest in consolidated subsidiaries, which is noncontrolling interest under US GAAP, is presented as a separate component of equity in the consolidated balance sheet.

Under U.S. GAAP, as described in Note 38 (r) in 2009 the Company retrospectively adopted the presentation and disclosure provisions of new accounting guidance on a noncontrolling interest in its consolidated financial statements, which required noncontrolling interest to be presented as a separate component of equity in the consolidated financial statements as well as modified the presentation of net income and other comprehensive income to be attributed to controlling and noncontrolling interest. Consequently, there is no GAAP difference any longer in terms of presentation of noncontrolling interest in the consolidated financial statements except for terminology.

(o) Other

Korean GAAP requires gains and losses from the sale of property and equipment, impairment write-downs and other bad debt expenses to be included as part of non-operating income (expense). Under U.S. GAAP, gains and losses from the sale of property and equipment, impairment write-downs and other bad debt expenses are required to be recorded as a component of operating income.

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

(p) Comprehensive Income

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

Comprehensive income for the years ended December 31, 2010, 2009 and 2008 is summarized as follows (in millions of Korean won):

	2010		2009		2008
Attributable to stockholders :
Net income as attributable to stockholders adjusted in accordance with U.S. GAAP	(Won)	1,185,918	(Won)	741,921	(Won)	518,245
Other comprehensive income, net of tax :
Foreign currency translation adjustments		(13,018)		(19,389)		16,921
Unrealized gains on investments :
Unrealized holding gains (losses), net of tax of (Won)(3,739) million, (Won)384 million and (Won) (1,907) million in 2010, 2009 and 2008, respectively		(13,257)		1,362		(6,762)
Reclassification adjustment for losses realized in net earnings due to disposal, net of tax of (Won)88 million, (Won)378 million and (Won)687 million in 2010, 2009 and 2008, respectively		274		1,388		2,436
losses on valuation of derivatives for cash flow hedge, net of tax of (Won)(9,915) million, (Won)(5,840) million and (Won)(1,297) million in 2010, 2009 and 2008, respectively		(35,153)		(20,705)		(4,598)

Comprehensive income as adjusted in accordance with U.S. GAAP		1,124,764		704,577		526,242

	2010		2009		2008
Attributable to noncontrolling interest :
Net income as adjusted in accordance with U.S. GAAP		10,222		98,704		55,178
Other comprehensive income, net of tax :
Foreign currency translation adjustments		(3,295)		(7,910)		8,418
Others		146		(2,938)		(8,183)

Comprehensive income as adjusted in accordance with U.S. GAAP		7,073		87,856		55,413

Total Comprehensive Income	(Won)	1,131,837	(Won)	792,433	(Won)	581,655

(q) Statements of Cash Flows

Statements of cash flows under Korean GAAP include the cash flows of KTSM, KTP, SFNH BF-(1), KT Music (formerly, “KTF Music Corporation”), KTR Co., Ltd, KT Rental, KT-LIG ACE Private Equity Fund, Vanguard Private Equity Fund and Doremi Media, which are accounted for under the equity method under U.S. GAAP.

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

(r) Significant Recent Accounting Pronouncements

(i)	In June 2009, the FASB amended the consolidation rules related to Variable Interest Entities (“VIEs”). The new rules expand the primary beneficiary analysis to incorporate a qualitative review of which entity controls and directs the activities of the VIE. The amendments also modify the rules regarding the frequency of ongoing reassessments of whether a company is the primary beneficiary. Under the revised guidance, companies are required to perform ongoing reassessments as opposed to only when certain triggering events occur, as was previously required. This guidance is effective in 2010 and there is no material impact on the consolidated financial statements.

(ii)	In October 2009, the FASB issued ASU 2009-13 “Multiple-Deliverable Revenue Arrangements.” The update addresses how revenues should be allocated among all products and services included in sales arrangements. It establishes a selling price hierarchy for determining the selling price of each product or service, with vendor-specific objective evidence (“VSOE”) at the highest level, third-party evidence of selling price at the intermediate level, and a best estimate of the selling price at the lowest level. It replaces “fair value” with “selling price” in revenue allocation guidance, eliminates the residual method as an acceptable allocation method, and requires the use of the relative selling price method as the basis for allocation. It also significantly expands the disclosure requirements for such arrangements, including, potentially, certain qualitative disclosures. ASU 2009-13 will be effective prospectively for sales entered into or materially modified in fiscal years beginning on or after June 15, 2010. The FASB permits early adoption of ASU 2009-13, applied retrospectively, to the beginning of the year of adoption. The Company has not early adopted the accounting standard in 2010.

(iii)	In October 2009, the FASB issued ASU 2009-14 “Certain Revenue Arrangements That Include Software Elements.” The update clarifies the guidance for allocating and measuring revenue, including how to identify software that is out of the scope. The update also amends accounting and reporting guidance for revenue arrangements involving both tangible products and software that is “more than incidental to the tangible product as a whole.” That type of software and hardware will be outside of the scope of software revenue guidance, and the hardware components will also be outside of the scope of software revenue guidance and may result in more revenue recognized at the time of the hardware sale. Additional disclosures will discuss allocation of revenue to products and services in sales arrangements and the significant judgments applied in the revenue allocation method, including impacts on the timing and amount of revenue recognition. ASU 2009-14 will be effective prospectively for revenue arrangements entered into or materially modified in fiscal years beginning on or after June 15, 2010. ASU 2009-14 has the same effective date, including early adoption provisions, as ASU 2009-13. The Company has not early adopted the accounting standard in 2010.

(iv)	In December 2009, the FASB issued ASU 2009-16 “Transfers and Servicing.” This update removes the concept of a qualifying special-purpose entity (“QSPE”) and creates more stringent conditions for reporting a transfer of a portion of a financial asset as a sale. To determine if a transfer is to be accounted for as a sale, the transferor must assess whether it and all of the entities included in its consolidated financial statements have surrendered control of the assets. This standard is effective from January 1, 2010, with adoption applied prospectively for transfers that occur on and after the effective date. The elimination of the QSPE concept requires to retrospectively assess all current off-balance sheet QSPE structures for consolidation under ASC Topic 810, “Consolidation,” and record a cumulative-effect adjustment to retained earnings for any consolidation change. Retrospective application of ASU 2009-16, specially the QSPE removal, is being assessed as part of the analysis required from ASU 2009-17, “Improvements to Financial Reporting by Enterprises Involved with Variable Interest Entities.” Refer to the section below for further information related to ASU 2009-17.

(v)	In January 2010, the FASB amended the disclosure guidance related to fair value measurements. The amended disclosure guidance requires new fair value measurement disclosures and clarifies existing fair value measurement disclosure requirements. The amended disclosure guidance related to disclosures about purchases, sales, issuances and settlements of Level 3 instruments will be effective for fiscal years beginning after December 15, 2010. The remaining amended disclosure guidance will be effective for annual reporting periods beginning after December 15, 2009. The Company adopted the guidance in 2010 with no material impact on the consolidated financial statements.

(vi)	In January 2010, the FASB issued authoritative guidance for improving disclosures about fair value measurements, which requires new and amended disclosure requirements for classes of assets and liabilities, inputs and valuation techniques and transfers between levels of fair value measurements and accounting for distributions to shareholders with components of stock and cash, which clarifies the accounting for distributions to shareholders that offer them the ability to elect to receive their entire distribution in cash or shares of equivalent value. The Company adopted the guidance in 2010 with no material impact on the consolidated financial statements.

(vii)	The FASB issued ASU 2010-09 on February 24, 2010 to amend ASC 855, Subsequent Events to address certain implementation issues. The amendments remove the requirement for an SEC filer to disclose a date in both issued and revised financial statements. Revised financial statements include financial statements revised as a result of either correction of an error or retrospective application of U.S. GAAP. Additionally, it has clarified that if the financial statements have been revised, then an entity that is not an SEC filer should disclose both the date that the financial statements were issued or available to be issued and the date the revised financial statements were issued or available to be issued. That amendment is effective for interim or annual periods ending after June 15, 2010. The Company adopted the standard in 2010 with no material impact on the consolidated financial statements.

(viii)	The FASB issued ASU 2010-20 on July 21, 2010 to provide financial statement users with greater transparency about an entity’s allowance for credit losses and the credit quality of its financing receivables. This amendment is intended to provide additional information to assist financial statement users in assessing and entity’s credit risk exposures and evaluating the adequacy of its allowance for credit losses. The disclosures as of the end of a reporting period are effective for interim and annual reporting periods ending on or after December 15, 2010. The disclosures about activity that occurs during a reporting period are effective for interim and annual reporting periods beginning on or after December 15, 2010. The Company adopted the standard in 2010 and accordingly, disclosed the additional information related to credit risk.

(s) Income per Share

The following table sets forth the computation of basic and diluted income per share attributable to stockholders for the years ended December 31, 2010, 2009 and 2008:

	2010				2009				2008
	Diluted		Basic		Diluted		Basic		Diluted		Basic
CONSOLIDATED (in millions of Korean won)
Net income from continuing operations	(Won)	1,185,918	(Won)	1,185,918	(Won)	746,849	(Won)	742,454	(Won)	521,692	(Won)	521,692
Net income (loss) from discontinued operations		—		—		(533)		(533)		(3,447)		(3,447)
Net income	(Won)	1,185,918	(Won)	1,185,918	(Won)	746,316	(Won)	741,921	(Won)	518,245	(Won)	518,245
AVERAGE EQUIVALENT SHARES
Shares of common stock outstanding		243,207,149		243,207,149		219,512,696		219,512,696		202,891,015		202,891,015
Dilutive effect of exchangeable bond		—		—		4,655,062		—		—		—
Dilutive effect of stock option and grant		18,081		—		—		—		—		—
Total average equivalent shares		243,225,230		243,207,149		224,167,758		219,512,696		202,891,015		202,891,015
PER SHARE AMOUNTS (in Korean won)
Net income from continuing operations	(Won)	4,876	(Won)	4,876	(Won)	3,332	(Won)	3,382	(Won)	2,571	(Won)	2,571
Net income (loss) from discontinued operations		—		—		(2)		(2)		(17)		(17)

Net income per share	(Won)	4,876	(Won)	4,876	(Won)	3,330	(Won)	3,380	(Won)	2,554	(Won)	2,554

Basic income per share is computed on the basis of the weighted-average number of common stock outstanding. Diluted income per share is computed on the basis of the weighted-average number of common stock outstanding plus the effect of outstanding exchangeable bonds, stock option and other stock compensation using the “if-exchanged method” and the “treasury stock” method if dilutive. The denominator of the diluted income per share computation is adjusted to include the number of additional common stock that would have been outstanding had the dilutive potential common stock been issued at the beginning of the period or since issued. In addition, the numerator is adjusted to include the after-tax amount of interest and foreign currency translation gain (loss) recognized associated with the exchangeable bonds. 43,153 shares, 365,832 shares and 417,785 shares of stock options outstanding as of December 31, 2010, 2009 and 2008, respectively, were not considered when calculating dilutive income per share because the exercise price of the stock options was greater than the average market price of the shares and, therefore the effect would have been antidilutive.

(t) Condensed Consolidated U.S. GAAP Financial Information

Condensed consolidated balance sheets in accordance with U.S. GAAP as of December 31, 2010 and 2009 are presented as follows (in millions of Korean won):

	2010		2009
Current assets
Accounts receivable—trade	(Won)	3,744,375	(Won)	3,596,936
Other current assets		3,996,880		4,232,602

Total current assets		7,741,255		7,829,538
Investments		870,456		463,701
Property and equipment, net		13,681,924		14,040,901
Goodwill		560,808		560,834
Other assets		3,748,335		3,630,526

Total assets	(Won)	26,602,778	(Won)	26,525,500

Current liabilities
Accounts payable—trade	(Won)	1,492,008	(Won)	1,478,667
Other current liabilities		5,664,760		5,505,811

Total current liabilities		7,156,768		6,984,478
Long-term debt, excluding current portion		6,719,071		7,515,257
Other long-term liabilities		1,626,786		1,569,321

Total liabilities		15,502,625		16,069,056

Stockholders’ equity		10,929,157		10,287,594
Noncontrolling interest		170,996		168,850
Total equity		11,100,153		10,456,444

Total liabilities and equity	(Won)	26,602,778	(Won)	26,525,500

Condensed consolidated statements of cash flows in accordance with U.S. GAAP for the years ended December 31, 2010, 2009 and 2008 are set out below (in millions of Korean won):

	2010		2009		2008
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	(Won)	1,196,140	(Won)	840,625	(Won)	573,423
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization		3,112,991		3,287,343		3,663,037
Provision for doubtful accounts		191,009		91,863		139,441
Loss on disposal of property and equipment		79,845		118,925		89,734
Equity in loss of associates		(91,239)		(81,078)		(164,336)
Deferred income tax benefit		17,922		(20,522)		(115,337)
Gain on disposition of available-for-sale securities, net		(356)		(1,716)		(5,587)
Impairment losses of equity method affiliates		—		—		22,058
Foreign currency translation loss (gain), net		(32,793)		(245,748)		753,592
Loss (Gain) on settlement and valuation of derivatives, net		7,576		172,717		(649,360)
Changes in assets and liabilities related to operating activities:
Notes and accounts receivable		(101,763)		(620,909)		(161,287)
Inventories		(6,900)		(287,367)		(142,512)
Advance payments		(59,995)		(20,687)		(2,795)
Notes and long-term accounts receivable		(773,393)		(533,925)		(654,248)
Accounts payable		36,639		1,612,516		(423,619)
Advance receipts		(24,370)		52,707		19,783
Income taxes payable		298,990		(169,092)		(153,173)
Prepaid expenses		(4,704)		(19,915)		(44,291)
Withholdings		64,825		(129,912)		26,404
Accrued expenses		77,837		(39,298)		24,904
Refundable deposits for telephone installation		(80,581)		(85,129)		(59,437)
Payment of severance indemnities		(1,002,871)		(214,965)		140,352
Deposits for severance indemnities		281,576		49,861		(148,822)
Other, net		(164,804)		(418,286)		160,633

Net Cash Provided by Operating Activities		3,021,581		3,338,008		2,888,557

CASH FLOWS FROM INVESTING ACTIVITIES:
Acquisition of property and equipment		(3,019,378)		(2,759,777)		(3,322,381)
Disposal of property and equipment		27,109		69,777		53,606
Decrease (increase) in short-term financial instruments, net		252,216		(39,287)		209,474
Disposal of available-for-sale securities		6,148		6,833		614,405
Proceeds from the sale of equity method investments		56,260		1,322		1,047
Collection of held-to-maturity securities		—		14,093		5
Acquisition of available-for-sale securities		(88,980)		(79,847)		(692,289)
Acquisition of equity method investment securities		(86,798)		(18,191)		(123,171)
Acquisition of held-to-maturity securities		—		(5)		(13,988)
Acquisition of assets and liabilities of consolidated subsidiaries		(39,689)		37,580		(5,619)
Acquisition of intangible assets		(348,736)		(209,644)		(181,937)
Other, net		(35,001)		159,391		(41,422)

Net Cash Used in Investing Activities		(3,276,849)		(2,817,755)		(3,502,270)

CASH FLOWS FROM FINANCING ACTIVITIES:
Payment of dividends		(493,156)		(228,332)		(408,242)
Increase in short-term borrowings		257,263		101,395		55,440
Repayment of long-term borrowings and current portion of long-term debt		(1,534,873)		(1,431,343)		(2,121,831)
Increase in long-term borrowings		1,610,833		1,498,630		3,735,500
Acquisition of treasury stock		(54)		(528,143)		(73,807)
Outflows from capital transactions of consolidated entities		9,576		(276,388)		(110,917)
Other, net		33,550		(37,542)		70,702

Net Cash Provided by (Used in) Financing Activities		(116,861)		(901,723)		1,146,845

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS		(372,130)		(381,470)		533,132
CASH AND CASH EQUIVALENTS AT BEGINNING OF THE YEAR		1,489,514		1,870,984		1,337,852

CASH AND CASH EQUIVALENTS AT END OF THE YEAR	(Won)	1,117,384	(Won)	1,489,514	(Won)	1,870,984

Supplemental schedule:
Cash paid for interest (net of amounts capitalized)	(Won)	462,560	(Won)	498,299	(Won)	406,485
Cash paid for income taxes	(Won)	134,649	(Won)	274,302	(Won)	453,532

39.    ADDITIONAL U.S. GAAP DISCLOSURES

(a) Income Tax Expense

The components of income tax expense for the years ended December 31, 2010, 2009 and 2008 are as follows (in millions of Korean won):

	2010		2009		2008
Current income tax expense	(Won)	331,010	(Won)	138,194	(Won)	293,512
Deferred income tax benefit		43,020		(20,522)		(115,337)

Income tax expense	(Won)	374,030	(Won)	117,672	(Won)	178,175

Substantially all income before income taxes and related income tax expense (benefit) are attributable to domestic operations. The provision for income taxes using statutory tax rates differs from the actual provision for the years ended December 31, 2010, 2009 and 2008 for the following reasons (in millions of Korean won):

	2010		2009		2008
Provision for income taxes at statutory tax rates	(Won)	379,955	(Won)	232,025	(Won)	207,625
Tax credits		(54,578)		(110,825)		(197,492)
Additional income tax payment (refund) related to prior year		8,208		12,692		(4,716)
Non-temporary difference		12,553		15,985		24,863
Changes in deferred income tax unrecognized		17,642		(35,338)		(65)
Tax rate changes		6,922		3,421		142,437
Others		3,328		(288)		5,523

Actual provision for income taxes	(Won)	374,030	(Won)	117,672	(Won)	178,175

The effective tax rates after adjustments of certain differences between amounts reported for financial accounting and income tax purpose, were approximately 23.8%,12.3% and 23.6% for the years ended December 31, 2010, 2009 and 2008, respectively.

The tax effects of temporary differences that resulted in significant portions of the deferred income tax assets and liabilities at December 31, 2010 and 2009, computed under U.S. GAAP, and a description of financial statement items that created these differences are as follows (in millions of Korean won):

	2010		2009
Deferred income tax assets:
Allowance for doubtful accounts	(Won)	132,099	(Won)	122,873
Refundable deposits for telephone installation		9,283		9,609
Investment securities		8,495		9,154
Inventories		1,416		1,174
Property and equipment		181,393		156,079
Unearned revenue		50,989		55,121
Equity method investment securities		2,923		23,737
Tax credit carryforwards		88,794		169,122
Tax loss carryforwards		60,999		61,882
Accrued expenses		87,997		33,918
Other		238,774		266,453

Total deferred income tax assets		863,162		909,122

Valuation allowance		(144,858)		(88,229)

Deferred income tax assets		718,304		820,893

Deferred income tax liabilities:
Equity method investment securities		—		(47,623)
Accrued interest income		(818)		(1,855)

Deferred income tax liabilities		(818)		(49,478)

Net deferred income tax assets	(Won)	717,486	(Won)	771,415

In 2010 and 2009, valuation allowances were recognized by certain subsidiaries as realization of deferred income tax asset was not assessed as more likely than not mainly due to lack of expected future taxable income.

In 2010, the Company was eligible for tax credits of (Won)257,331 million. However, due to the minimum tax provisions, the Company utilized only (Won)150,720 million. The remaining tax credit will expire in 2015. During 2010, the Company concluded that the remaining tax credits was more likely than not of realization in the future based on future taxable income estimates. As a result, the Company recorded an income tax benefit of (Won)88,794 million of the tax credit. The tax loss carryforwards of (Won)266,147 million as of December 31, 2010 will expire through 2020. During 2010, certain subsidiaries including KT Tech did not recognize deferred income tax assets amounting to (Won)57,620 million which resulted from the tax effects of tax loss carryforwards of (Won)261,909 million in excess of taxable differences and future taxable income. The valuation allowances reflect the uncertainty surrounding the Company’s ability to generate sufficient future taxable income in certain tax jurisdictions to utilize its net operating losses and the Company’s ability to generate sufficient capital gains to utilize all capital losses.

In assessing the realizability of deferred income tax assets, management considers whether it is more likely than not that some portion or all of the deferred income tax assets will not be realized. The ultimate realization of deferred income tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible and tax carryforwards are utilizable. Management considers the scheduled reversal of deferred income tax liabilities, projected future taxable income, and tax planning strategies in making this assessment. Based upon the level of historical taxable income and projections for future taxable income over the periods in which the deferred income tax assets are deductible or utilized, management believes it is more likely than not that the Company will realize the benefits of these deductible differences, net of the valuation allowance recorded at December 31, 2010 and 2009. The amount of the deferred income tax asset considered realizable, however, could be reduced in the near term if estimates of future taxable income are reduced.

The amount of unrecognized tax benefits that would favorably affect the effective income tax rate was (Won)5,761 million and ((Won)25,872) million for the years ended December 31, 2010 and 2009, respectively. The liability for uncertain tax positions is classified as a non-current liability in accordance with the guidance.

A reconciliation of the total amounts of unrecognized tax benefits at the beginning and end of the period is as follows (in millions of Korean won):

	2010		2009		2008
Balance at January 1,	(Won)	(1,618)	(Won)	4,252	(Won)	6,450
Additions to tax positions recorded during the current year		6,281		(5,293)		573
Additions to tax positions recorded during prior years		605		347		268
Reductions to tax positions recorded during prior years		(602)		(360)		(226)
Reductions for settlement		—		(564)		(2,813)

Balance at December 31,	(Won)	4,666	(Won)	(1,618)	(Won)	4,252

The Company’s practice is to classify interest on uncertain tax positions in non-operating expense whereas penalties are classified in income tax expense. The Company recognized (Won)605 million and (Won)347 million in penalties for the years ended December 31, 2010 and 2009, respectively. As of December 31, 2010 and 2009, the Company had (Won)1,514 million and (Won)909 million accrued for the payment of penalties.

The Company has open tax years ranging from 2006 to 2010, by which its taxes remain subject to examination. However, the Company does not anticipate that the total amount of unrecognized tax benefits will significantly change in the next 12 months.

(b) Fair Value Measurements

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

Derivatives

The Company generally classifies derivatives within Level 2 of the valuation hierarchy. The derivative financial instruments consist of cross currency interest rate swap and forward. The cross currency interest swaps and forward are valued using valuation models that use as their basis readily observable market inputs, such as time value, forward interest rates, volatility factors and current and forward market prices for foreign currency.

The following fair value hierarchy table presents information regarding the assets and liabilities measured at fair value on a recurring basis as of December 31, 2010 and 2009, respectively (in millions of Korean won):

	2010
	Level 1		Level 2		Level 3		Total
ASSETS
Securities
• Beneficiary certificates	(Won)	67,826	(Won)	—	(Won)	—	(Won)	67,826
• Trading securities		2,000		—		—		2,000
• Available-for-sale securities		20,121		—		—		20,121
• Held-to-maturity securities		—		7		—		7
Derivative instruments assets :
• Interest rate swap		—		1,213		—		1,213
• Currency swap		—		34,193		—		34,193
• Combined interest rate currency swap		—		212,388		—		212,388
• Currency forwards		—		136		—		136

Total	(Won)	89,947	(Won)	247,937	(Won)	—	(Won)	337,884

LIABILITIES
Derivative instruments liabilities :
• Interest rate swap		—		214		—		214
• Currency swap		—		6,560		—		6,560
• Combined interest rate currency swap		—		13,277		—		13,277
• Currency forwards		—		420		—		420

Total	(Won)	—	(Won)	20,471	(Won)	—	(Won)	20,471

	2009
	Level 1		Level 2		Level 3		Total
ASSETS
Securities
• Beneficiary certificates	(Won)	84,199	(Won)	—	(Won)	—	(Won)	84,199
• Trading securities		15,470		—		—		15,470
• Available-for-sale securities		31,403		—		—		31,403
• Held-to-maturity securities		—		82		—		82
Derivative instruments assets :
• Interest rate swap		—		23		—		23
• Currency swap		—		47,547		—		47,547
• Combined interest rate currency swap		—		417,731		—		417,731
• Currency forwards		—		288		—		288

Total	(Won)	131,072	(Won)	465,671	(Won)	—	(Won)	596,743

LIABILITIES
Derivative instruments liabilities :
• Interest rate swap		—		5,775		—		5,775
• Currency swap		—		3,781		—		3,781
• Currency forwards		—		1,723		—		1,723

Total	(Won)	—	(Won)	11,279	(Won)	—	(Won)	11,279

(ii) Non-recurring Fair Value

In 2009, the Company adopted the provisions of the authoritative guidance on fair value measurements for nonfinancial assets and nonfinancial liabilities that the Company does not recognize or disclose at fair value on a recurring basis (at least annually). These include reporting units measured at fair value in a goodwill impairment test, other nonfinancial assets or liabilities measured at fair value for impairment testing, and nonfinancial assets acquired and liabilities assumed in a business combination. In connection with the adoption of this guidance the Company analyzed and evaluated them to determine whether nonfinancial assets and liabilities had any evidences of impairment. As a result of the evaluation, the Company noted that it currently does not have significant non-financial assets or non-financial liabilities that are required to be measured at fair value on a non-recurring basis.

(c) Fair Value of Financial Instruments

The following method and assumptions were used to estimate the fair value of each significant class of financial instrument for which it was practicable to estimate such value:

(i) Cash and cash equivalents, short-term financial instruments, accounts receivable, accounts payable and short-term borrowings

The carrying amount approximates fair value due to the short-term maturity of these instruments and credit risk.

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

The estimated fair values of the Company’s significant financial instruments at December 31, 2010 and 2009 are summarized as follows (in millions of Korean won):

	2010				2009
	Carrying amount		Fair value		Carrying amount		Fair value
Cash and cash equivalents	(Won)	1,124,810	(Won)	1,124,810	(Won)	1,489,674	(Won)	1,489,674
Short-term financial instruments		67,826		67,826		84,199		84,199
Notes and accounts receivable		4,282,543		4,282,543		4,082,386		4,082,386
Loans to employees		5,093		4,727		53,020		52,801
Accounts payable		1,492,019		1,492,019		1,479,812		1,479,812
Short-term borrowings		436,160		436,160		358,205		358,205
Long-term debt, including current portion		8,924,843		8,827,137		9,219,764		9,154,905

(d) Accrued Severance Indemnities

The Company expects to pay the following future benefits to its employees upon their normal retirement age (in millions of Korean won):

Year ending December 31,
2011	(Won)	3,224
2012		2,937
2013		5,952
2014		16,317
2015		45,783
2016-2020		395,467

(e) Loan Receivables

Loan receivables by type as of December 31, 2010, are as follows:

		2010
(in millions of Korean won)		Original Amount		Allowance for doubtful accounts		Carrying Value
Loans receivable	Factoring receivables	(Won)	35,737	(Won)	(647)	(Won)	35,090
	Loans		1,021,702		(27,934)		993,768
	Accounts receivable-loans		13,307		(2,402)		10,905
Loan for installment credit	Loans for installment credit		54,364		(2,573)		51,791
	Accounts receivable-loans for installment credit		528		(82)		446
Loan for new technology	New technology financial investment assets		3,984		(1,124)		2,860
	New technology financial loans		10,786		(181)		10,605

	Total	(Won)	1,140,408	(Won)	(34,943)	(Won)	1,105,465

The Company provides the allowance for the doubtful accounts for overdue receivables based on the aging analysis, historical bad debt experience and other relevant factors.

The aging analysis of loans receivables as of December 31, 2010, is as follows:

(in millions of Korean won)	2010
Current	(Won)	1,066,046
Past due but not impaired
Less than 31 days past due		9,954
31 ~ 60 days past due		18,050
61 ~ 90 days past due		3,069
91 ~ 180 days past due		—
over 180 days		—

		31,073

Impaired loan
Impaired loans on individual basis		10,392
Allowance for doubtful accounts		(3,784)
Impaired loans as a group		32,897
Allowance for doubtful accounts		(31,159)

		8,346

Total	(Won)	1,105,465

The maximum exposure to credit risk of each class of receivables is equal to the book value of each class of receivable as of December 31, 2010.

Credit risk is managed at the company level to minimize the financial loss. Credit risk arises in the ordinary course of transactions and investing activities, where clients or other party fails to discharge an obligation. The Company considers the counterparty’s credit on a periodic basis based on the counterparty’s financial conditions, default history and other important factors. Credit risk arises from cash and cash equivalents, derivative financial instruments and deposits with banks and financial institutions, as well as outstanding receivables. To minimize such risk, the Company transacts only with financial institutions which have strong credit rating.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

KT CORPORATION
(Registrant)

/s/ Suk-Chae Lee
Name: Suk-Chae Lee
Title: Chief Executive Officer

Date: June 29, 2011