Form 20-F
period 2011-12-31
KT CORP
filed 2012-04-27
CIK 892450

As filed with the Securities and Exchange Commission on April 27, 2012

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

        For the fiscal year ended December 31, 2011

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

Bundang-gu, Sungnam-si, Gyeonggi-do

463-711 Korea

(Address of principal executive offices)

Thomas Bum Joon Kim

206 Jungja-dong

Bundang-gu, Sungnam-si, Gyeonggi-do

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

None

As of December 31, 2011, there were 261,111,808 shares of common stock, par value (Won)5,000 per share, outstanding (not including 17,897,147 shares of common stock held by the company as treasury shares)

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.    Yes  ☒    No   ☐

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

U.S. GAAP  ☐    IFRS   ☒    Other  ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.    Item 17  ☐    Item 18  ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).    Yes  ☐    No   ☒

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

All references to “Won” or “(Won)” in this annual report are to the currency of the Republic and all references to “Dollars,” “$,” “US$” or “U.S. dollars” are to the currency of the United States of America. Our monetary assets and liabilities denominated in foreign currency are translated into Won at the market average exchange rate announced by Seoul Money Brokerage Services, Ltd. (the “Market Average Exchange Rate”) on the balance sheet dates, which were, for U.S. dollars, (Won)1,138.9 to US$1.00 and (Won)1,153.3 to US$1.00 at December 31, 2010 and 2011, respectively. Our consolidated financial statements are expressed in Won and, solely for the convenience of the reader, the consolidated financial statements as of and for the year ended December 31, 2011 have been translated into United States dollars at the rate of (Won)1,153.3 to US$1.00, the Market Average Exchange Rate in effect on December 31, 2011.

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

Item 2.  Offer Statistics and Expected Timetable

Item 2.A.  Offer Statistics

Not applicable.

Item 2.B.  Method and Expected Timetable

Not applicable.

Item 3.  Key Information

Item 3.A.  Selected Financial Data

You should read the selected consolidated financial data below in conjunction with the Consolidated Financial Statements as of December 31, 2010 and 2011 and for each of the years in the two-year period ended December 31, 2011, and the report of the independent registered public accounting firm on these statements included herein. These audited financial statements and the related notes have been prepared under IFRS as issued by the IASB. The selected consolidated financial data for the two years ended December 31, 2011 have been derived from our audited consolidated financial statements.

In accordance with rule amendments adopted by the U.S. Securities and Exchange Commission which became effective on March 4, 2008, we are not required to provide a reconciliation to U.S. GAAP. Furthermore, pursuant to the transitional relief granted by the U.S. Securities and Exchange Commission in respect of the first-time application of IFRS, no audited financial statements and financial information prepared under IFRS for the year ended December 31, 2009 have been included in this annual report.

The information set forth below is not necessarily indicative of the results of future operations and should be read in conjunction with “Item 5. Operating and Financial Review and Prospects” and our consolidated financial statements and related notes included in this annual report.

Consolidated statement of income data

	Year Ended December 31,
	2010		2011		2011 (1)
	(In billions of Won and millions of Dollars, except per share data)
Continuing Operations:
Operating revenue	(Won)	20,326	(Won)	21,990	US$	19,067
Operating expenses		18,318		20,016		17,356
Operating profit		2,008		1,974		1,711
Finance income		239		267		232
Finance expenses		(599)		(640)		(555)
Income (loss) from jointly controlled entities and associates		33		(3)		(3)
Profit from continuing operations before income tax		1,681		1,598		1,385
Income tax expense		(397)		(317)		(275)
Profit for the period from the continuing operations		1,285		1,281		1,111
Discontinued operations:
Profit from discontinued operations		30		171		148
Profit for the period	(Won)	1,315	(Won)	1,452	US$	1,259
Profit for the period attributable to:
Equity holders of the parent company	(Won)	1,296	(Won)	1,447	US$	1,254
Profit from continuing operations		1,273		1,277		1,107
Profit from discontinued operations		23		170		147
Non-controlling interest	(Won)	19	(Won)	5	US$	5
Profit from continuing operations		12		5		5
Profit from discontinued operations		7		1		1
Earnings per share attributable to the equity holders of the Parent Company during the period (in won):
Basic earnings per share	(Won)	5,328	(Won)	5,946	US$	5
From continuing operations		5,235		5,247		5
From discontinued operations		93		699		1
Diluted earnings per share	(Won)	5,328	(Won)	5,946	US$	5
From continuing operations		5,235		5,247		5
From discontinued operations		93		699		1

Consolidated statement of financial position data

	As of December 31,
	2010		2011		2011 (1)
	(In billions of Won and millions of Dollars)
Assets:
Current assets:
Cash and cash equivalents	(Won)	1,162	(Won)	1,445	US$	1,253
Trade and other receivables, net		4,193		6,159		5,340
Short-term loans, net		725		698		605
Current finance lease receivables, net		195		249		216
Other financial assets		270		254		220
Current income tax assets		0		1		1
Inventories, net		711		675		585
Other current assets		264		311		269
Total current assets		7,519		9,791		8,489

Non-current assets:
Trade and other receivables, net		1,125		1,723		1,494
Long-term loans, net		408		491		426
Non-current finance lease receivables, net		403		488		423
Other financial assets		269		622		539
Property and equipment, net		13,398		14,023		12,159
Investment property, net		1,146		1,159		1,005
Intangible assets, net		1,419		2,643		2,292
Investments in jointly controlled entities and associates		638		529		459
Deferred income tax assets		565		530		459
Other non-current assets		50		86		75
Total non-current assets		19,422		22,295		19,331
Total assets	(Won)	26,942	(Won)	32,085	US$	27,821

Liabilities and Equity:
Current liabilities:
Trade and other payables	(Won)	4,424	(Won)	5,890	US$	5,107
Current finance lease liabilities, net		33		46		40
Borrowings		2,722		2,112		1,832
Other financial liabilities		1		8		7
Current income tax liabilities		284		187		162
Provisions		58		123		106
Deferred income		177		168		146
Other current liabilities		185		210		182
Total current liabilities		7,885		8,745		7,583

Non-current liabilities:
Trade and other payables		382		652		565
Non-current finance lease liabilities, net		61		90		78
Borrowings		6,660		8,886		7,705
Other financial liabilities		38		288		250
Retirement benefit liabilities		264		426		369
Provisions		110		143		124
Deferred income		157		161		140
Deferred income tax liabilities		4		124		108
Other non-current liabilities		27		32		28
Total non-current liabilities		7,703		10,802		9,367
Total liabilities	(Won)	15,588	(Won)	19,548	US$	16,949

Equity attributable to owners of the Parent Company
Paid-in capital
Capital stock	(Won)	1,564	(Won)	1,564	US$	1,357
Share premium		1,440		1,440		1,249
Retained earnings		9,466		10,220		8,861
Accumulated other comprehensive income (expense)		(79)		(23)		(20)
Other components of equity		(1,258)		(1,497)		(1,298)
		11,133		11,704		10,148

Non-controlling interest		221		834		723
Total equity		11,354		12,538		10,871
Total liabilities and shareholders’ equity	(Won)	26,942	(Won)	32,085	US$	27,821

Consolidated statement of cash flow data

	Year Ended December 31,
	2010		2011		2011 (1)
	(In billions of Won and millions of Dollars)
Net cash generated from operating activities	(Won)	2,973	(Won)	2,150	US$	1,864
Net cash (used in) investing activities		(2,949)		(2,648)		(2,296)
Net cash provided by (used in) financing activities		(398)		768		666

Operating Data

	As of December 31,
	2007	2008	2009	2010	2011
Lines installed (thousands) (2)	26,671	26,008	25,907	25,524	23,925
Lines in service (thousands) (2)	19,980	18,883	17,069	16,620	15,900
Lines in service per 100 inhabitants (2)	41.2	38.8	35.0	34.0	30.8
Mobile subscribers (thousands)	13,721	14,365	15,016	16,041	16,563
Broadband Internet subscribers (thousands)	6,516	6,712	6,953	7,424	7,823

(1)	For convenience, the Won amounts are expressed in U.S. dollars at the rate of (Won)1,153.3 to US$1.00, the Market Average Exchange Rate in effect on December 31, 2011. This translation should not be construed as a representation that the Won amounts represent, have been or could be converted into U.S. dollars at that rate or any other rate.

(2)	Including public telephones.

Exchange Rate Information

The following table sets out information concerning the Market Average Exchange Rate for the periods and dates indicated.

Period	At End of Period	Average Rate (1)	High	Low
	(Won per US$1.00)
2007	938.2	929.2	950.0	902.2
2008	1,257.5	1,102.6	1,509.0	934.5
2009	1,167.6	1,276.4	1,573.6	1,152.8
2010	1,138.9	1,156.3	1,261.5	1,104.0
2011	1,153.3	1,108.1	1,199.5	1,049.5
December	1,153.3	1,147.5	1,169.5	1,126.8
2012 (through April 26)	1,139.4	1,132.4	1,164.3	1,114.5
January	1,125.0	1,145.9	1,164.3	1,121.6
February	1,126.5	1,123.4	1,128.4	1,116.7
March	1,137.8	1,125.9	1,138.1	1,114.5
April (through April 26)	1,139.4	1,135.5	1,142.3	1,123.4

Source: Seoul Money Brokerage Services, Ltd.

(1)	Represents the average of the Market Average Exchange Rates on each business day during the relevant period (or portion thereof).

Our monetary assets and liabilities denominated in foreign currency are translated into Won at the Market Average Exchange Rate on the balance sheet dates, which were, for U.S. dollars, (Won)1,138.9 to US$1.00 and (Won)1,153.3 to US$1.00 at December 31, 2010 and 2011, respectively.

Our consolidated financial statements are expressed in Won and, solely for the convenience of the reader, the consolidated financial statements as of and for the year ended December 31, 2011 have been translated into United States dollars at the rate of (Won)1,153.3 to US$1.00, the Market Average Exchange Rate in effect on December 31, 2011.

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

In addition to our competition with integrated telecommunications service providers, we face increasing competition from specific service providers, such as Internet phone service providers, Internet text message service providers, voice resellers and call-back service providers. In recent years, the increasing popularity of Internet phone and free text message services, such as Skype and Kakao Talk, have had a negative impact on demand for our telecommunications and text message services while creating additional data transmission usage by our Internet and mobile subscribers. Our inability to adapt to such changes in the competitive landscape could have a material adverse effect on our business, financial condition and results of operations.

Mobile Service. We provide mobile services based on Wideband Code Division Multiple Access (or W-CDMA) technology and Long-Term Evolution (or LTE) technology. Competitors in the mobile telecommunications service industry are SK Telecom and LG U+. We had a market share of 31.5% as of December 31, 2011, making us the second largest mobile telecommunications service provider in Korea. SK Telecom had a market share of 50.6% as of December 31, 2011.

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

Since 2011, SK Telecom, LG U+ and we have launched fourth-generation mobile telecommunications services based on LTE technology, which we believe has further intensified competition among the three companies and resulted in an increase in marketing expenses and capital expenditures related to implementing and providing 4G LTE services. SK Telecom and LG U+ began providing 4G LTE services in July 2011, and we commenced providing commercial 4G LTE services on January 3, 2012 utilizing our bandwidths in the 1.8 GHz spectrum that became available upon termination of our 2G services based on Code Division Multiple Access (or CDMA) technology. Although we expect that SK Telecom and LG U+ will face similar challenges to those that we expect to face in implementing this fourth-generation technology, we cannot assure you that we will continue to be able to successfully compete in fourth-generation mobile telecommunications services.

Fixed-line Telephone Services. Before December 1991, we were the sole provider of local, domestic long-distance and international long-distance telephone services in Korea. Since then, various competitors have entered the local, domestic long-distance and international long-distance telephone service markets in Korea, which have eroded our market shares. LG U+ and SK Broadband currently provide local, domestic long-distance and international long-distance telephone services. In addition, Onse Telecom Corporation and SK Telink, Inc. currently provide domestic long-distance and international long-distance telephone services. We also compete with specific service providers, such as Internet phone service providers, voice resellers and call-back service providers, that offer international long-distance service in Korea. While we offer our own Internet phone service, the entry of these and other potential competitors into the local, domestic long-distance and international long-distance telephone service markets has had and may continue to have a material adverse effect on our revenues and profitability from these businesses. As of December 31, 2011, we had a market share in local telephone service of 84.3% and a market share in domestic long distance service of 80.5%. Further increase in competition may decrease our market shares in such businesses.

Internet Services. The Korean broadband Internet access service market has experienced significant growth in the past decade. SK Broadband (formerly Hanarotelecom) entered the broadband market in 1999 offering both Hybrid Fiber Coaxial (or HFC) and Asymmetric Digital Subscriber Line (or ADSL) services. We also began offering broadband Internet access service in 1999, followed by Dreamline, Onse and LG U+. In recent years, numerous cable television operators have also begun to offer HFC-based services at rates lower than ours. We had a market share of 43.8% as of December 31, 2011. As a result of having to compete with a number of competitors and the maturing of the Internet access service market, we currently encounter, and we expect to encounter, pressure to increase marketing expenses in the future.

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

One of the principal limitations on a wireless network’s subscriber capacity is the amount of bandwidth spectrum allocated to the service provider. We have a license to use 40 MHz of bandwidth in the 2.1 GHz spectrum that we use to provide IMT-2000 services based on W-CDMA wireless network standards. Such license expires in December 2016, and we are required to pay approximately (Won)1.3 trillion during the license period of 15 years. In April 2010, the Korea Communications

Commission announced its decision to allocate 20 MHz of bandwidth in the 900 MHz spectrum to us, which became effective in July 2011, for which we will pay a portion of the actual sales generated from using the bandwidth in the 900 MHz spectrum during the license period of 10 years as a usage fee for the bandwidth, as well as a portion of expected sales that was determined by the Korea Communications Commission at the time of allocation. In June 2011, our right to use 40 MHz of bandwidth in the 1.8 GHz spectrum expired, and the Korea Communications Commission allocated back to us the right to use 20 MHz of such bandwidth in the 1.8 GHz spectrum upon expiration pursuant to our application, for which we will pay a portion of the actual sales generated from using the bandwidth in the 1.8 GHz spectrum during the license period of 10 years as a usage fee for the bandwidth, as well as a portion of expected sales that was determined by the Korea Communications Commission at the time of allocation.

In August 2011, the Korea Communications Commission auctioned the right to use the remaining 20 MHz of bandwidth in the 1.8 GHz spectrum that we relinquished, 10 MHz of additional bandwidth in the 800 MHz spectrum and 20 MHz of additional bandwidth in the 2.1 GHz spectrum. We acquired the right to use the 10 MHz of bandwidth in the 800 MHz spectrum, for which we will pay a total usage fee of (Won)261 billion during the license period of 10 years, SK Telecom acquired the right to use the 20 MHz of bandwidth in the 1.8 GHz spectrum and LG U+ acquired the right to use the 20 MHz bandwidth in the 2.1 GHz spectrum. We began using the 20 MHz of bandwidth in the 1.8 GHz spectrum, which became available upon termination of our 2G PCS services, to provide our 4G LTE services starting in January 2012, and expect to utilize the newly allocated bandwidths in the 800 MHz and 900 MHz spectrums to further expand our 4G LTE services in the future, if necessary.

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

Introduction of new services, including our 4G LTE services, poses challenges and risks to us.

The telecommunications industry is characterized by continual advances and improvements in telecommunications technology, and we have been continually researching and implementing technology upgrades and additional telecommunication services to maintain our competitiveness. For example, in March 2005, we acquired a license to provide wireless broadband Internet access (or WiBro) service for (Won)126 billion, and commercially launched our service in June 2006. We completed the upgrade of our 4G WiBro network and expanded our WiBro service coverage to 82 cities nationwide and major highways as of March 2011, which we believe allows us to provide WiBro services at speeds that are approximately three times faster than our previous 3G network at a lower cost, and had approximately 740,000 subscribers as of December 31, 2011. We are also upgrading our broadband network to enable FTTH connection, which enhances downstream speed and connection quality. FTTH is a telecommunication architecture in which a communication path is provided over optical fiber cables extending from the telecommunications operator’s switching equipment to the boundary of home or office. FTTH uses fiber optic cable, which is able to carry a high-bandwidth signal for longer distances without degradation. FTTH enables us to deliver enhanced products and services that require high bandwidth, such as IP-TV service and delivery of other digital media content.

In addition, we have been building more advanced mobile telecommunications networks based on LTE technology, which is generally referred to as a 4G technology, and commenced providing commercial 4G LTE services in the Seoul metropolitan area on January 3, 2012. We completed the expansion of our 4G LTE service coverage to 84 cities throughout Korea in April 2012. Several wireless carriers in the United States, Europe and Asia commenced LTE services in recent years and LTE technology is expected to be widely accepted as the standard 4G technology. LTE technology enables data to be transmitted faster than W-CDMA, up to 75 Mbps for downloading and up to 37.5 Mbps for uploading. We expect that the faster data transmission speed of the LTE network, combined with our existing 4G nationwide WiBro network, will allow us to offer significantly improved wireless data transmission services, providing our subscribers with faster wireless access to multimedia content. No assurance can be given that our new services will gain broad market acceptance such that we will be able to derive revenues from such services to justify the license fee, capital expenditures and other investments required to provide such services.

Termination of our second generation Personal Communications Service (or 2G PCS) services may pose risks to us.

As part of our decision to apply for reallocation of the 20 MHz bandwidth in the 1.8 GHz spectrum, we applied to the Korea Communications Commission to terminate our 2G PCS services, and on November 23, 2011, the Korea Communications Commission approved our plan. However, on November 30, 2011, approximately 900 of our 2G PCS service subscribers filed a class-action suit against the Korea Communications Commission for its approval of our plan, claiming that we used improper means to reduce our 2G PCS subscribers to comply with regulatory requirements before terminating the 2G PSC services and that the Korea Communications Commission did not consider such factor in approving our plan. On December 6, 2011, the Seoul Administrative Court issued a preliminary injunction, which temporarily suspended our termination of the 2G PCS services until the case went to trial. We immediately appealed the decision and the Seoul High Court overruled the preliminary injunction on December 26, 2011 and reinstated the Korea Communications Commission’s approval. Accordingly, we terminated our 2G PCS services in the Seoul metropolitan area and began the termination process for the rest of Korea on January 3, 2012. On January 12, 2012, the 2G subscribers filed an appeal of the Seoul High Court’s decision with the Supreme Court of Korea, and on February 1, 2012, the Supreme Court of Korea denied such appeal. On January 17, 2012, trial for the original class-action suit filed by the 2G subscribers began in the Seoul Administrative Court. The outcome of the trial, and any effect it may have on us, cannot be determined at this time. There can be no assurance that we will not incur reputational damage from terminating our 2G PCS services, or that further complaints and other potential actions of our 2G PCS subscribers will not adversely affect our business, financial condition and results of operations.

We may not be able to successfully pursue our strategy to acquire businesses and enter into joint ventures that complement or diversify our current business, and we may need to incur additional debt to finance such expansion activities.

One key aspect of our overall business strategy calls for acquisitions of businesses and entering into joint ventures that complement or diversify our current business. In October 2011, we, through our subsidiary KT Capital Co., Ltd., acquired 1,622,520 common shares of BC Card Co., Ltd. to further diversify our business and to create synergies through utilization of our mobile telecommunications network in financial services. In December 2011, we entered into a memorandum of understanding for a strategic partnership with, and acquisition of shares of, Telkom SA Limited, a South African comprehensive telecommunications service provider. In January 2011, we acquired 5,600,000 shares of redeemable convertible preferred stock with voting rights and convertible bonds that are convertible into 5,600,000 shares of common stock of KT Skylife Co., Ltd., a provider of satellite TV service which may also be packaged with our IP-TV services, from Dutch Savings Holdings

B.V. for approximately (Won)246 billion. We exercised the conversion rights on the redeemable convertible preferred stock and the convertible bonds in March 2011, and owned a 50.3% interest in KT Skylife Co., Ltd. as of December 31, 2011.

While we plan to continue our search for other suitable acquisition and joint venture opportunities, we cannot provide assurance that we will be able to identify additional attractive opportunities or that we will successfully complete the transactions, including the proposed transaction with Telkom SA Limited, without encountering administrative, technical, political, financial or other difficulties, or at all. Even if we were to successfully complete the transactions, success of an acquisition or a joint venture depends largely on our ability to achieve the anticipated synergies, cost savings and growth opportunities from integrating the business of the acquired company or the joint venture with our business. There can be no assurance that we will achieve the anticipated benefits of the transaction, which may adversely affect our business, financial condition and results of operations.

Pursuing acquisitions or joint venture transactions also requires significant capital, and as we pursue further growth opportunities for the future, we may need to raise additional capital through incurring loans or through issuances of bonds or other securities in the international capital markets. The proposed transaction with Telkom SA Limited may also require significant capital resources if the acquisition is eventually successful. However, we cannot guarantee that such capital will be available when needed due to conditions in the capital markets, or that even if such capital is available, it will be available on commercially acceptable terms or in sufficient amounts to make the expenditures required.

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

The Korea Communications Commission currently does not regulate our domestic long-distance, international long-distance, broadband internet access and mobile service rates, but the inability to freely set our local telephone service rates may hurt profits from such business and impede our ability to compete effectively against our competitors. See “Item 4. Information on the Company—Item 4.B. Business Overview—Regulation—Rates.” The form of our standard agreement for providing local network service and each agreement for interconnection with other service providers are also subject to approval by the Korea Communications Commission. In addition, the Korea Communications Commission may periodically announce public policy guidelines or suggestions that we take into consideration in setting our tariff for non-regulated services. In June 2011, upon recommendation of the Korea Communications Commission, SK Telecom announced tariff reduction measures, including a reduction of the monthly fee by (Won)1,000 for every subscriber, an exemption of usage charges for short text message service, or SMS, up to 50 messages per month and the introduction of flexible service plans for smart phone users. In August 2011, after discussions with the Korea Communications Commission, we announced the adoption of various tariff reduction measures, including a reduction of the monthly fee by (Won)1,000 for every mobile subscriber (effective October 21, 2011), an exemption of usage charges for SMS, of up to 50 messages per month (effective November 1, 2011) and the introduction of customized fixed rate plans for smart phone users (effective October 24, 2011). There can be no assurance that we will not adopt other tariff-reducing measures in the future to comply with the Korea Communications Commission’s public policy guidelines or suggestions.

The Government also sets the policies regarding the use of radio frequencies and allocates the spectrum of radio frequencies used for wireless telecommunications. For a discussion of the Government’s recent policies and practices on bandwidth spectrum allocation, see “Item 3. Key information—Item 3.D. Risk Factors—“Failure to renew existing bandwidth spectrum, acquire adequate additional bandwidth spectrum or use our bandwidth efficiently may adversely affect our mobile telecommunications business and results of operations.” The new allocations of bandwidth could increase competition among wireless service providers, which may have an adverse effect on our business.

We also plan to put more focus on the Internet protocol (or IP) media market, and we began offering IP-TV service on November 17, 2008. IP-TV is a service which combines video-on-demand services with real-time high definition broadcasting via broadband networks. The Korea Communications Commission has the authority to regulate the IP media market, including IP-TV services. Under the Internet Multimedia Broadcasting Business Act, anyone intending to engage in the IP media broadcasting business must obtain a license from the Korea Communications Commission, and anyone intending to engage in the broadcasting of certain contents must obtain additional approval of the Korea Communications Commission. In addition, KT Skylife Co. (formerly Korea Digital Satellite Broadcasting Co., Ltd.), which became our consolidated subsidiary starting in January 2011, offers satellite TV services, which may also be packaged with our IP-TV services. KT Skylife is also subject to the regulation of the Korea Communications Commission pursuant to the Korea Broadcasting Act.

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

Substantially all of our revenues are denominated in Won. Depreciation of the Won may materially affect the results of our operations because, among other things, it causes an increase in the amount of Won required by us to make interest and principal payments on our foreign-currency-denominated debt, the costs of telecommunications equipment that we purchase from overseas sources, net settlement payments to foreign carriers and certain payments related to our derivative instruments entered into for foreign exchange risk hedging purposes. Of the (Won)8,918 billion total principal amount of long-term borrowings (less current portion) outstanding as of December 31, 2011, (Won)2,596 billion was denominated in foreign currencies with an average weighted interest rate of 3.93%. The interest rates of such long-term debt denominated in foreign currencies ranged from 1.05% (for US$100 million floating rate notes due 2013 with an interest rate of three month London Interbank Offered Rate plus 0.47%) to 6.50% (for US$100 million fixed rate notes due 2034 issued under our medium-term note program). See “Item 3. Key Information—Item 3.A. Select Financial Data—

Exchange Rate Information”, “Item 5. Operating and Financial Review and Prospects—Item 5.B. Liquidity and Capital Resources” and “Item 11. Quantitative and Qualitative Disclosures About Market Risk—Interest Rate Risk.”

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

In recent years, adverse conditions and volatility in the worldwide financial markets, fluctuations in oil and commodity prices and the general weakness of the U.S. and global economy have contributed to the uncertainty of global economic prospects in general and have adversely affected, and may continue to adversely affect, the Korean economy. From the second half of 2008 to the first half of 2010, the value of the Won relative to major foreign currencies in general and the U.S. dollar in particular fluctuated widely. While such fluctuations generally stabilized in the second half of 2010 and into 2011, there has been increased volatility in the value of the Won in recent months reflecting the general volatility in the global financial markets. There is no guarantee that they will not occur again in the future. “Item 3. Key Information—Item 3.A. Select Financial Data—Exchange Rate Information” A depreciation of the Won increases the cost of imported goods and services and the Won revenue needed by Korean companies to service foreign currency-denominated debt. An appreciation of the Won, on the other hand, causes export products of Korean companies to be less competitive by raising their prices in terms of the relevant foreign currency and reduces the Won value of such export sales. Furthermore, as a result of adverse global and Korean economic conditions, there has been an overall decline and continuing volatility in the stock prices of Korean companies. The Korea Composite Stock Price Index (known as the “KOSPI”) declined from 1,897.1 on December 31, 2007 to 938.8 on October 24, 2008. While the KOSPI have recovered since 2008, there has been increased volatility in the KOSPI in recent months, particularly following the downgrading by Standard & Poor’s Rating Services of the long-term sovereign credit rating of the United States to “AA+” from “AAA” in August 2011 and in light of the financial difficulties affecting many other governments worldwide, in particular Greece, Portugal, Spain, Italy and other countries in Europe. There is no guarantee that the stock prices of Korean companies will not decline again in the future. Future declines in the KOSPI and large amounts of sales of Korean securities by foreign investors and subsequent repatriation of the proceeds of such sales may continue to adversely affect the value of the Won, the foreign currency reserves held by financial institutions in Korea, and the ability of Korean companies to raise capital. Any future deterioration of the Korean or global economy could adversely affect our business, financial condition and results of operations.

Developments that could have an adverse impact on Korea’s economy in the future include:

•	difficulties in the financial sectors in Europe and elsewhere and increased sovereign default risks in select countries and the resulting adverse effects on the global financial markets;

•	declines in consumer confidence and a slowdown in consumer spending;

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

Relations between Korea and North Korea have been tense throughout Korea’s modern history. The level of tension between the two Koreas has fluctuated and may increase abruptly as a result of current and future events. In particular, since the death of Kim Jong-il in December 2011, there has been increased uncertainty with respect to the future of North Korea’s political leadership and concern regarding its implications for political and economic stability in the region. Although Kim Jong-il designated his third son, Kim Jong-eun, as his successor prior to his death, the eventual outcome of such leadership transition remains uncertain. Only limited information is available about Kim Jong-eun, who is reported to be in his late twenties, and it remains unclear which individuals or factions, if any, will share political power with Kim Jong-eun or assume the leadership if the transition is not successful.

In addition, there have been heightened security concerns in recent years stemming from North Korea’s nuclear weapon and long-range missile programs as well as its hostile military actions against Korea. North Korea renounced its obligations under the Nuclear Non-Proliferation Treaty in January 2003 followed by a nuclear test in October 2006, which increased tensions in the region and elicited strong objections worldwide. In May 2009, North Korea announced that it had successfully conducted a second nuclear test and test-fired three short-range surface-to-air missiles. In response, the United Nations Security Council unanimously passed a resolution that condemned North Korea for the nuclear test and decided to expand and tighten sanctions against North Korea. In March 2010, a Korean warship was destroyed by an underwater explosion, killing many of the crewmen on board. The Government formally accused North Korea of causing the sinking, while North Korea has denied responsibility. In November 2010, North Korea reportedly fired more than one hundred artillery shells that hit Korea’s Yeonpyeong Island near the maritime border between Korea and North Korea on the west coast of Korea, killing two Korean soldiers and two civilians, wounding many others and causing significant property damage. The Government condemned North Korea for the attack and vowed stern retaliation should there be further provocation. On April 13, 2012, North Korea launched a long-range rocket over the Yellow Sea. Korea, Japan and the United States condemned the launch and the United Nations Security Council adopted a chairman’s statement condemning North Korea for the launch.

North Korea’s economy also faces severe challenges. In November 2009, the North Korean government redenominated its currency at a ratio of 100 to 1 as part of a currency reform undertaken in an attempt to control inflation and reduce income gaps. In tandem with the currency redenomination, the North Korean government banned the use or possession of foreign currency by its residents and closed down privately run markets, which led to severe inflation and food shortages. Such developments may further aggravate social and political tensions within North Korea. There can be no assurance that the level of tension on the Korean peninsula will not escalate in the future. Any further increase in tensions could have a material adverse effect on the Korean economy and on our business, results of operations and financial condition.

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

Our legal and commercial name is KT Corporation. Our principal executive offices are located at 206 Jungja-dong, Bundang-gu, Sungnam-si, Gyeonggi-do, Korea, and our telephone number is (8231) 727-0114.

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

•

various other services, including leased line service and other data communication service, satellite service, credit card business and information technology and network services such as cloud computing services.

Leveraging on our dominant position in the fixed-line telephone services market and our established customer base in Korea, we have successfully pursued new growth opportunities during the past decade and obtained strong market positions in each of our principal lines of business. In particular:

•	in the mobile services market in Korea, we achieved a market share of 31.5% with approximately 16.5 million subscribers as of December 31, 2011;

•

in the fixed-line telephone services market in Korea, we continue to be the dominant provider with approximately 24.0 million installed lines, of which 15.8 million lines were in service as of December 31, 2011. As of such date, our market share of the local market was 84.3% and our market share of the domestic long-distance market was 80.5%;

•	we are Korea’s largest broadband Internet access provider with 7.8 million subscribers as of December 31, 2011, representing a market share of 43.8%; and

•	we are also the leading provider of data communication services in Korea.

For the year ended December 31, 2011, our operating revenues were (Won)21,990 billion, our profit for the period was (Won)1,452 billion and our basic earnings per share was (Won)5,946. As of December 31, 2011, our total equity was (Won)12,538 billion.

Business Strategy

We believe the telecommunications market in Korea will continue to expand due to Korea’s growing economy, consumers’ willingness to adopt new technologies, relatively high income and a relatively large middle class. In order to enhance the management efficiencies of our mobile and fixed-line telecommunications operations as well as more effectively respond to the convergence trends in the telecommunications industry, KTF merged into KT Corporation on June 1, 2009, with KT Corporation surviving the merger. We also restructured our organization into three sub-groups, the Home Customer Group, the Personal Customer Group and the Global & Enterprise Customer Group, so that we may more effectively address differing needs of our customer segments. Consistent with our strategic objectives, we aim to pursue growth through the following four core areas:

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

•

Global & Enterprise Customer Group. We aim to provide our corporate customers, small- and medium-sized enterprises and government agencies with one-stop solution services including designing data communications and information technology infrastructure to overseeing their day-to-day operations with the objective of achieving operational efficiencies and cost savings. We provide solutions specifically tailored for individual clients, as well as Internet-based computing services, whereby shared resources, software and information are delivered from our data centers and servers. For example, we designed an urban transit infrastructure maintenance system for the Seoul Metropolitan Rapid Transit Corporation, in which workers are able to utilize their smart phones to report back their maintenance results to the headquarters remotely from the maintenance site. Leveraging our extensive customer base, we plan to further expand the range of innovative solutions for our enterprise customers.

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

The Telecommunications Industry in Korea

The Korean telecommunications industry is one of the most developed in Asia. According to the Korea Communications Commission, the number of mobile subscribers in Korea was 52.5 million and the number of broadband Internet access subscribers in Korea was 17.9 million as of December 31, 2011. As of December 31, 2011, the mobile penetration rate, which is calculated by dividing the number of mobile subscribers (including multiple counting of those who subscribe to more than one mobile service) by the population of Korea, was 107.2%, and the broadband Internet penetration rate, which is calculated by dividing the number of broadband Internet access service subscribers (including multiple counting of those who subscribe to more than one broadband Internet access service) by the number of households in Korea, was 102.8%.

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

Since the introduction of three new operators in 1997, the Korean mobile market has undergone consolidation and significant growth. Following SK Telecom’s purchase of a controlling stake in Shinsegi, we acquired a 47.9% interest in Hansol M.com in 2000 and renamed the company KT M.com. KT M.com merged into KTF in May 2001 and Shinsegi merged into SK Telecom in

January 2002. On June 1, 2009, KTF merged into KT Corporation, with KT Corporation surviving the merger. KT Corporation and SK Telecom offer third-generation, high-capacity HSDPA-based IMT-2000 wireless Internet and video multimedia communications services that use significantly greater bandwidth capacity. In July 2011, SK Telecom and LG U+ began offering fourth-generation communications services based on LTE technology, which enables data transmission at a speed faster than W-CDMA or WiBro networks, and we began our 4G LTE services in January 2012.

The table below gives the subscription and penetration information of the mobile telecommunications industry for the periods indicated:

	As of December 31,
	2007	2008	2009	2010	2011
Total Korean Population (1)	48,457	48,607	48,747	48,875	48,989
Mobile Subscribers (2)	43,498	45,607	47,944	50,767	52,507
Mobile Subscriber Growth Rate	8.2%	4.9%	5.1%	5.9%	3.4%
Mobile Penetration (3)	89.8%	93.8%	98.4%	103.9%	107.2%

(1)	In thousands, based on population trend estimates by the National Statistical Office of Korea.

(2)	In thousands, based on information announced by the Korea Communications Commission.

(3)	Penetration is determined by dividing mobile subscribers by total Korean population.

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

Our Services

Mobile Service

We provide mobile services based on W-CDMA technology and LTE technology. Prior to the merger of KTF into KT Corporation, we provided such services through KTF, which was formerly a consolidated subsidiary. KTF obtained one of the three licenses to provide nationwide PCS service in June 1996 and began offering PCS service in October 1997. On June 1, 2009, KTF merged into KT Corporation, with KT Corporation surviving the merger, with the objective of maximizing management efficiencies of our fixed-line and mobile telecommunications operations as well as more effectively responding to the convergence trends in the telecommunications industry. We currently offer HSDPA-based IMT-2000 services, which are third-generation, high-capacity wireless Internet and video multimedia communications services based on W-CDMA wireless network standards that allow an operator to provide to its subscribers significantly more bandwidth capacity. In January 2012, we also began offering 4G LTE services under the brand name “WARP,” following the termination of our 2G PCS services. We completed the expansion of our 4G LTE service coverage to 84 cities throughout Korea in April 2012.

Revenues related to mobile service accounted for 31.0% of our operating revenues in 2011. In addition, our goods sold, which are primarily from mobile handset sales, accounted for 19.9% of our operating revenues in 2011. The following table shows selected information concerning the usage of our network during the periods indicated and the number of our subscribers as of the end of such periods:

	As of or for the Year Ended December 31,
	2010		2011
Outgoing Minutes (in millions)		34,570		36,102
Average Monthly Outgoing Minutes per Subscriber (1)		184		184
Average Monthly Revenue per Subscriber (2)	(Won)	36,801	(Won)	34,379
Number of Subscribers (in thousands)		16,041		16,563

(1)	The average monthly outgoing minutes per subscriber is computed by dividing the total minutes of usage for the period by the weighted average number of subscribers for the period and dividing the quotient by the number of months in the period. The weighted average number of subscribers is the sum of the total number of subscribers at the end of each month divided by the number of months in the period.

(2)	The average monthly revenue per subscriber is computed by dividing initial activation fees, total monthly fees, usage charges, interconnection fees and value-added service fees for the period by the weighted average number of subscribers and dividing the quotient by the number of months in the period.

We compete with SK Telecom, a mobile service provider that has a longer operating history than us, and LG U+ that began its service at around the same time as KTF. As of December 31, 2011, we had approximately 16.5 million subscribers, or a market share of 31.5%, which was second largest among the three mobile service providers.

We market our mobile services primarily through independent exclusive dealers located throughout Korea. As of December 31, 2011, there were approximately 2,200 shops managed by our independent exclusive dealers. In addition to assisting new subscribers to activate mobile service and purchase handsets, authorized dealers are connected to our database and are able to assist customers with account information. Although most of these dealers sell exclusively our products and services, sub-dealers hired by exclusive dealers may sell products and services offered by other mobile telecommunications service providers. Authorized dealers are entitled to a commission for each new subscriber registered, as well as ongoing commissions for the first five years based primarily on the subscriber’s monthly fee, usage charges and length of subscription. The handsets sold by us to the dealers cannot be returned to us unless they are defective. If a handset is defective, it may be exchanged for a new one within 14 days from the date of purchase.

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

Telephone Services

Fixed-line Telephone Services. We utilize our extensive nationwide telephone network to provide fixed-line telephone services, which consist of local, domestic long-distance, international long-distance services and land-to-mobile interconnection services. These fixed-line telephone services accounted for 17.3% of our operating revenues in 2011. Our telephone network includes exchanges, long-distance transmission equipment and fiber optic and copper cables. The following table gives some basic measures of the development of our telephone system:

	As of or for the Year Ended December 31,
	2007	2008	2009	2010	2011
Total Korean population (thousands) (1)	48,457	48,607	48,747	48,875	48,989
Lines installed (thousands) (2)	26,671	26,008	25,907	25,524	23,925
Lines in service (thousands) (2)	19,980	18,883	17,069	16,620	15,900
Lines in service per 100 inhabitants (3)	41.2	38.8	35.0	34.0	30.8
Fiber optic cable (kilometers)	267,421	312,232	405,528	448,328	527,188
Number of public telephones installed (thousands)	185	161	144	123	111
Domestic long-distance call minutes (millions) (4) (5)	13,375	11,591	9,526	7,318	6,574
Local call pulses (millions) (4)	14,676	12,449	8,406	7,973	6,697

(1)	Based on population trend estimates by the National Statistical Office of Korea.

(2)	Including lines used for public telephones but excluding lines dedicated to centralized extension system services for corporate subscribers.

(3)	Determined based on lines in service and total Korean population.

(4)	Excluding calls placed from public telephones.

(5)	Estimated by KT Corporation.

Our domestic long-distance cable network is entirely made up of fiber optic cable and can carry both voice and data transmissions. Compared to conventional materials such as coaxial cable, fiber optic cable provides significantly greater transmission capacity with less signal fading, thus requiring less frequent amplification. All of our lines are connected to exchanges capable of handling digital signal technology. A principal limitation of the older analog technology is that applications other than voice communications, such as the transmission of text and computer data, require either separate networks or conversion equipment. Digital systems permit a range of voice, text and data applications to be transmitted simultaneously on the same network.

The following table shows the number of minutes of international long-distance calls recorded by us and specific service providers utilizing our international long-distance network in each specified category for each year in the five-year period ended December 31, 2011:

	Year Ended December 31,
	2007	2008	2009	2010	2011
	(In millions of billed minutes)
Incoming international long-distance calls	627.4	603.7	442.2	523.5	541.6
Outgoing international long-distance calls	431.4	398.1	325.9	325.1	332.1

Total	1,058.8	1,001.8	768.1	848.7	873.6

Japan (18.5%), China (17.4%) and United States (13.4%) accounted for the greatest percentage of our international long-distance call traffic measured in minutes in 2011. In recent years, the volume of our incoming calls exceeded the volume of our outgoing calls. The agreed settlement rate is applied to the call minutes to determine the applicable net settlement payment.

Interconnection. Under the Telecommunications Business Act, we are required to permit other service providers to interconnect to our fixed-line network. Currently, the principal users of this interconnection capacity include SK Broadband and LG U+ (offering local, domestic long-distance and international long-distance services), Onse and SK Telink (offering international and domestic long-distance services), and SK Telecom and LG U+ (transmitting calls to and from their mobile networks). We expect that interconnection revenues and payments will remain important for our results of operations. In recent years, revenues from a landline user for a call initiated by a landline user to a mobile service subscriber (land-to-mobile interconnection) have become a significant portion of our results of operations, accounting for 3.5% of our operating revenues in 2011. We recognize as land-to-mobile interconnection revenue the entire amount of the usage charge collected from the landline user and recognize as an expense the amount of interconnection charge paid to the mobile service provider.

Internet phone services. The volume of calls made through Internet phone services has significantly increased since Internet phone service was first introduced in Korea in 1998. We provide Internet phone services that enable VoIP phone devices with broadband connection to make domestic and international calls. In order to differentiate our Internet phone services from our competitors’ services, we provide value-added services such as video communication, short message service, phone banking and a variety of traffic and local news information. As of December 31, 2011, we had approximately 3.2 million subscribers.

Internet Services

Broadband Internet Access Service. Leveraging on our nationwide network of 527,188 kilometers of fiber optic cable network, we have achieved a leading market position in the broadband Internet access market in Korea. We believe we have a competitive advantage over other broadband Internet access service providers because, unlike our competitors, we can utilize our existing networks nationwide to provide broadband Internet access service. Our broadband Internet access service accounted for 8.5% of our operating revenues in 2011. Our principal Internet access services include:

•	ADSL, VDSL, Ethernet and FTTH services under the “olleh Internet” brand name;

•

wireless LAN service (or WiFi) under the “ollehWiFi” brand name, which is designed to integrate fixed-line and wireless services by offering high speed wireless Internet access to laptops, PDAs and smart phones in hot-spot zones and olleh Internet service in fixed-line environments. OllehWiFi enables subscribers to access the Internet at up to 155 Mbps. We sponsored approximately 100,000 hot-spot zones nationwide for wireless connection as of December 31, 2011; and

•	olleh 4G WiBro Internet access service, which enables two-way wireless broadband Internet access to portable computers, mobile phones and other portable devices at a speed averaging 5 Mbps per user.

We had 7.8 million fixed-line olleh Internet subscribers and approximately 221 thousand ollehWiFi service subscribers as of December 31, 2011. We commercially launched our WiBro service in June 2006, and we had approximately 740,000 subscribers as of December 31, 2011. We also bundle our WiBro service with olleh Internet and ollehWiFi services at a discount in order to attract additional subscribers.

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

Other Internet-related Services. Our other Internet-related services focus primarily on providing infrastructure and solutions for business enterprises, as well as IP-TV and network portal services. Our other Internet-related services accounted for 3.9% of our operating revenues in 2011.

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

We also offer high definition video-on-demand and real-time broadcasting IP-TV services under the brand name “olleh TV.” Our IP-TV service offers access to an array of digital media contents, including movies, sports, news, educational programs and TV replay, for a fixed monthly fee. Through a digital set-top box that we rent to our customers, our customers are able to browse the catalog of digital media contents and view selected media streams on their television. A set-top box provides two-way communications on an IP network and decodes video streaming data. We expanded our IP-TV service to include real-time broadcasting in November 2008. We had 3.1 million olleh TV subscribers as of December 31, 2011.

Data Communication Service

Our data communication service involves offering exclusive lines that allow point-to-point connection for voice and data traffic between two or more geographically separate points. As of December 31, 2009, 2010 and 2011, we leased 366,191 lines, 303,009 lines and 276,147 lines to domestic and international businesses. The data communication service accounted for 5.8% of our operating revenues in 2011.

We provide dedicated and secure broadband Internet connection service to institutional customers under the “Kornet” brand name. We provide high-speed connection up to 5.1 Tbps, as well as rent to our customers and install necessary routers to ensure reliable Internet connection and enhanced security. We provide discount rates to qualified customers, including small- and medium-sized enterprises, businesses engaging in Internet access services and government agencies.

Satellite Service

We provide transponder leasing, broadcasting, video distribution and data communications services through our satellites. We currently operate two satellites, Koreasat 5 and Koreasat 6 (also known as olleh 1), and own interests in two additional satellites, ABS-1 (also known as Koreasat 7) and ABS-2 (also known as Koreasat 8). In August 2006, we launched Koreasat 5. Koreasat 5, a combined civil and governmental communications satellite, is the first Korean satellite to provide commercial satellite services to neighboring countries, and the service coverage area includes Korea, Japan, Taiwan, the Philippines, the eastern part of China and the far-eastern part of Russia. The design life of Koreasat 5 is fifteen years.

We launched Koreasat 6 in December 2010, with a design life of fifteen years. Koreasat 6 began its commercial operation in February 2011 and carries transponders that are used for direct-to-home satellite broadcasting, video distributions and data communications services. Most of the direct-to-home satellite broadcasting transponders are utilized by KT Skylife Co. We also lease satellite capacity from other satellite operators to offer commercial satellite services to both domestic and international customers. In August 2010, we procured from Asia Broadcast Satellite four transponders on the ABS-1 satellite and an additional eight transponders on the ABS-2 satellite. ABS-1 began operation in September 2010, and ABS-2 is under construction and is expected to be launched during the first half of 2013.

Miscellaneous Services

We also engage in various business activities that extend beyond telephone services and data communications services, including information technology and network services, real estate development, car rental business, satellite TV services, with the consolidation of KT Skylife Co. starting in January 2011 and credit card services, with the consolidation of BC Card Co., Ltd. starting in October 2011. Our miscellaneous services accounted for 13.6% of our operating revenues for 2011.

We offer a broad array of integrated information technology and network services to our business customers. Our range of services include consulting, designing, building and maintaining systems and communication networks that satisfy the individual needs of our customers in the public and private sectors.

We own land and real estate in various locations nationwide. Technological developments have enhanced the coverage area of individual telecommunications facilities, which enable us to better utilize our existing land and other real estate holdings. In recent years, we have engaged in the planning and development of commercial and office buildings and condominiums on our unused sites, as well as in the leasing of buildings we own. We established KT Estate Inc. in August 2010 to oversee the planning, development and operation of our real estate assets, and established KT AMC, an asset management company, in September 2011 as a subsidiary of KT Estate Inc. to create additional synergies with our real estate assets.

We also operate KT Rental, a subsidiary that provides rental cars and equipment. In March 2010, MBK Partners, a private equity firm, and we jointly acquired Kumho Rent-A-Car Co., Ltd. from Korea Express Inc. for (Won)263 billion, with each taking a 50% stake. Kumho Rent-A-Car was subsequently merged with the car rental business unit of KT Rental on June 1, 2010. KT Rental operated approximately 59,600 vehicles as of December 31, 2011 and has a market share of 21.2% of the domestic car rental market in 2011.

To respond to the trend of convergence in the telecommunications and broadcasting industries, and to seek additional synergies with our existing operations, we acquired 5,600,000 shares of redeemable convertible preferred stock with voting rights and convertible bonds that are convertible into 5,600,000 shares of common stock of KT Skylife Co., Ltd. from Dutch Savings Holdings B.V. in January 2011 for approximately (Won)246 billion. We exercised the conversion rights on the redeemable convertible preferred stock and the convertible bonds in March 2011, and owned a 50.3% interest in KT Skylife Co., Ltd. as of December 31, 2011. KT Skylife offers satellite TV services, which may also be packaged with our IP-TV services as further described below, and had consolidated sales of (Won)485 billion and net income of (Won)27 billion for the year ended December 31, 2011 and consolidated assets of (Won)550 billion and liabilities of (Won)258 billion as of December 31, 2011.

To further diversify our business and to create synergies through utilization of our mobile telecommunications network in financial services, we, through our subsidiary KT Capital Co., Ltd., acquired 1,622,520 additional shares of common stock of BC Card Co., Ltd. from Woori Bank for approximately (Won)252 billion in October 2011. The acquisition increased our ownership interest in BC Card Co., Ltd. to 38.86% as of December 31, 2011, and as we were deemed to have control over BC Card Co., Ltd., it became our consolidated subsidiary starting in October 2011. BC Card Co., Ltd.

offers various credit card and related services, and had consolidated sales of (Won)3,150 billion and net income of (Won)106 billion for the year ended December 31, 2011 and consolidated assets of (Won)1,874 billion and liabilities of (Won)1,366 billion as of December 31, 2011. See Note 37 to the Consolidated Financial Statements.

Revenues and Rates

The table below shows the percentage of our revenues derived from each category of services for 2010 and 2011:

	Year Ended December 31,
	2010	2011
Mobile services	34.2%	31.0%
Fixed-line telephone services:
Local service	12.6	10.4
Non-refundable service initiation fees	0.3	0.2
Domestic long-distance service	2.0	1.4
International long-distance service	1.8	1.8
Land-to-mobile interconnection	4.7	3.5

Sub-total	21.4	17.3

Internet services:
Broadband Internet access service	9.3	8.5
Other Internet-related services (1)	3.3	3.9

Sub-total	12.7	12.4

Goods sold (2)	19.2	19.9
Data communications service (3)	6.4	5.8
Miscellaneous services (4)	6.2	13.6

Operating revenues	100.0%	100.0%

(1)	Includes revenues from services provided by our Internet data centers, Bizmeka and olleh TV.

(2)	Includes mobile handset sales.

(3)	Includes revenues from Kornet Internet connection service and satellite services.

(4)	Includes revenues from information technology and network services, real estate development and car rental business.

Mobile Services

We derive revenues from mobile services principally from:

•	initial subscription fees;

•	monthly fees;

•	usage charges for outgoing calls;

•	usage charges for wireless data transmission;

•	contents download fees; and

•	value-added monthly service fees.

We offer various rate plans, including those that offer a specified number of free airtime minutes per month in return for a higher monthly fee and those that are geared toward business customers. In September 2009, we reduced our initial subscription fee for new subscribers by 20% from (Won)30,000 to (Won)24,000. In August 2011, we announced the adoption of various tariff reduction measures, including a reduction of the monthly fee by (Won)1,000 for every mobile subscriber (effective October 21, 2011), an exemption of usage charges for SMS of up to 50 messages per month (effective November 1, 2011) and the introduction of customized fixed rate plans for smart phone users (effective October 24, 2011). For our HSDPA-based service, we also charge monthly fees, voice calling usage charges and video calling usage charges. Under our standard rate plan for HSDPA-based service, we charge a monthly fee of (Won)11,000, voice calling usage charges of (Won)1.8 per second and video calling usage charges of (Won)3 per second. The following table summarizes charges for our representative HSDPA-based service plans:

	Free Voice Call Airtime Minutes		Free Video Call Airtime Minutes	Monthly Fee
Standard Plan	0		0	(Won)	11,000
SHOW KING Sponsor Gold—Voice 150 (1)	150		15		27,500
SHOW KING Sponsor Gold—Voice 250 (1)	250		0		34,000
SHOW KING Sponsor Gold—Complete Freedom 150 (1) (2)	150		15		36,000
SHOW KING Sponsor Gold—Voice 350 (1)	350		0		44,000
SHOW KING Sponsor Gold—Voice 450 (1)	450		0		54,000
SHOW KING Sponsor Gold—Voice 650 (1)	650		0		66,000
SHOW KING Sponsor Gold—Voice 850 (1)	850		0		74,000
SHOW KING Sponsor Gold—Voice 2000 (1)	2,000	(3)	0		96,000

(1)	Requires mandatory subscription period of 24 months.

(2)	Includes free unlimited data usage service.

(3)	Unlimited voice call airtime minutes for calls made to our subscribers.

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

In September 2009, we also introduced new rate plans specifically for smart phone users. The following table summarizes charges for our representative smart phone service plans:

	Free Airtime Minutes	Free Data Transmission (1)	Monthly Fee
SHOW Smart Sponsor Voice 150 (2)	150	0 megabytes	(Won)	27,500
SHOW Smart Sponsor Voice 250 (2)	250	0		34,000
SHOW Smart Sponsor Voice 350 (2)	350	0		44,000
SHOW Smart Sponsor Voice 450 (2)	450	0		54,000
SHOW Smart Sponsor Voice 650 (2)	650	0		66,000
SHOW Smart Sponsor Voice 850 (2)	850	0		74,000
SHOW KING Sponsor i—Slim (3)	150	100		34,000
SHOW KING Sponsor i—Lite (3)	200	500		44,000
SHOW KING Sponsor i—Talk (3)	250	100		44,000
SHOW KING Sponsor i—Value (3)	300	Unlimited		54,000
SHOW KING Sponsor i—Medium (3)	400	Unlimited		64,000
SHOW KING Sponsor i—Special (3)	600	Unlimited		78,000
SHOW KING Sponsor i—Premium (3)	800	Unlimited		94,000

(1)	We do not charge for any data transmission in wireless LAN zones. We charge (Won)0.025 per 0.5 kilobyte for any additional data transmission exceeding the free monthly quota.

(2)	Available only to smart phone users who do not use Apple iPhones. We provide discounts of up to 36.7% for mandatory subscription periods ranging from one to three years.

(3)	We provide discounts of up to 38.2% for mandatory subscription periods ranging from one to three years.

In connection with the rollout of our 4G LTE services in January 2012, we also introduced new rate plans specifically for LTE phone users. The following table summarizes charges for our representative LTE service plans:

	Free Airtime Minutes (1)			Free Data Transmission (2)	Monthly Fee
	Voice or video calls to anyone		Voice or video calls to our mobile subscribers
LTE-340		160		500 megabytes	(Won)	34,000
LTE-420		200		1,000 megabytes		42,000
LTE-520	250		1,000	1,500 megabytes		52,000
LTE-620	350		3,000	3,000 megabytes		62,000
LTE-720	450		5,000	5,000 megabytes		72,000
LTE-850	650		7,000	7,000 megabytes		85,000
LTE-1000	1,050		10,000	10,000 megabytes		100,000

(1)	Starting in May 2012, each second of video call will count as 1.66 second of voice call.

(2)	We do not charge for data transmission in wireless LAN zones. We charge (Won)0.01 per 0.5 kilobyte for any additional data transmission exceeding the free monthly quota, up to a maximum of (Won)150,000.

We have entered into arrangements with various partners including a leading discount store, a leading online shopping mall, several leading banks, an operator of cinema complexes, a leading automobile manufacturing company and Korea Railroad Corporation, and we offer subscribers of our mobile service monthly discount coupons, membership points or movie tickets from such partners as promotional gifts.

In December 2010, we also introduced data-only plans targeting tablet PC users, smart-phone users and other special phone users, offering subscription plans for data transmission amounts ranging from 100MB to 4GB at monthly fees ranging from (Won)10,000 to (Won)35,000.

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

We also charge a monthly basic charge ranging from (Won)3,000 to (Won)5,200, depending on location, and a non-refundable service initiation fee of (Won)60,000 to new subscribers. The non-refundable service initiation fee is waived for the new subscribers who subscribe to our local service through our online application process. Until April 2001, we charged refundable service initiation deposits, which were refunded upon termination of service. As of December 31, 2011, we had (Won)555 billion of refundable service initiation deposits outstanding and 2,523 thousand subscribers who are enrolled under the mandatory deposit plan and are eligible to switch to the no deposit plan and receive their service initiation deposit back (less the non-refundable service initial fees).

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

•

amounts we bill to foreign telecommunications carriers for connection to the Korean telephone network in respect of incoming calls (including calls placed in Korea by customers of the foreign carriers for home country direct-dial service); and

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

For incoming calls (including calls placed in Korea by customers of the foreign carriers for home country direct-dial service), we receive settlement payments from the relevant foreign carrier at the applicable settlement rate specified under the agreement with the foreign carrier. We have entered into numerous bilateral agreements with foreign carriers. We negotiate the settlement rates under these agreements with each foreign carrier, subject to Korea Communications Commission approval. It is the practice among international carriers for the carrier in the country in which the call is billed to collect payments due in respect of the use of overseas networks. Although we record the gross amounts due to and from us in our financial statements, we make settlements with most carriers monthly or quarterly on a net basis.

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

	Effective Starting
	January 1, 2009		January 1, 2010		January 1, 2011
SK Telecom	(Won)	32.9	(Won)	31.4	(Won)	30.5
LG U+		38.5		33.6		31.9

The following table shows the usage charge per minute collected from a landline user for a call initiated by a landline user to a mobile service subscriber.

	Effective Starting September 1, 2004
Weekday	(Won)	87.0
Weekend		82.0
Evening (1)		77.2

.(1)	Evening rates are applicable from 12:00 a.m. to 6:00 a.m. everyday.

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

	Effective Starting
	January 1, 2009		January 1, 2010		January 1, 2011
Local access (1)	(Won)	18.1	(Won)	17.1	(Won)	16.4
Single toll access (2)		19.3		19.1		18.6
Double toll access (3)		20.4		22.5		22.2

Source: The Korea Communications Commission.

(1)	Interconnection between local switching center and local access line.

(2)	Interconnection involving access to single long-distance switching center.

(3)	Interconnection involving access to two long-distance switching centers.

Mobile-to-mobile Interconnection. For a call initiated by a mobile subscriber of our competitor to our mobile subscriber, the mobile service provider collects from its subscriber its normal rate and remits to us a mobile-to-mobile interconnection charge. In addition, for a call initiated by our mobile subscriber to a mobile subscriber to our competitor, we collect from our subscriber our normal rate and remit to the mobile service provider a mobile-to-mobile interconnection charge.

The following table shows the interconnection charges we paid per minute (exclusive of value-added taxes) to mobile operators, and the charges received per minute (exclusive of value-added taxes) from mobile operators for mobile to mobile calls.

	Effective Starting
	January 1, 2009		January 1, 2010		January 1, 2011
SK Telecom	(Won)	32.9	(Won)	31.4	(Won)	30.5
LG U+		38.5		33.6		31.9
KT		38.0		33.4		31.7

We recognize as mobile-to-mobile interconnection revenue the entire amount of the usage charge collected from the mobile user and recognize as expense the amount of interconnection charge paid to the mobile service provider.

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

The following table summarizes our charges for our representative broadband Internet service plans:

	Maximum Service Speed	Monthly Fee
olleh Internet Special (1) (6)	100 Mbps	(Won)	36,000
olleh Internet Lite (1) (6)	50 Mbps		30,000
WiBro 10G (2) (6)	40 Mbps (for downloading) / 12 Mbps (for uploading)		10,000
WiBro 20G (3) (6)	40 Mbps (for downloading) / 12 Mbps (for uploading)		20,000
WiBro 30G (4) (6)	40 Mbps (for downloading) / 12 Mbps (for uploading)		30,000
WiBro 50G (5) (6)	40 Mbps (for downloading) / 12 Mbps (for uploading)		40,000

(1)	We waive the installation fee of (Won)30,000 for mandatory subscription periods of one to four years.

(2)	We charge a monthly fee of (Won)10,000 for up to 10,000 megabytes of data transmission and (Won)10 per megabyte for any additional data transmission in excess of 10,000 megabytes per month.

(3)	We charge a monthly fee of (Won)20,000 for up to 20,000 megabytes of data transmission and (Won)10 per megabyte for any additional data transmission in excess of 20,000 megabytes per month.

(4)	We charge a monthly fee of (Won)30,000 for up to 30,000 megabytes of data transmission and (Won)10 per megabyte for any additional data transmission in excess of 30,000 megabytes per month.

(5)	We charge a monthly fee of (Won)40,000 for up to 50,000 megabytes of data transmission and (Won)10 per megabyte for any additional data transmission in excess of 50,000 megabytes per month.

(6)	Various discounts and promotional rates are available depending on the time of subscription and the minimum subscription contract, which may reduce the actual monthly fee paid.

olleh TV Services. We charge our subscribers an installation fee per site of (Won)24,000, a set-top box rental fee ranging from (Won)2,000 to (Won)7,000 on a monthly basis and a monthly subscription fee. The rates we charge for olleh TV services are subject to approval by the Korea Communications Commission.

The following table summarizes charges for our representative olleh TV service plans:

	Real-time Broadcasting Channels (1)	Monthly Fee (2)
olleh TV Video-On-Demand	0	(Won)	10,000
olleh TV Live Choice (3)	80~83		10,000~16,000
olleh TV Live Education (4)	59		10,000~14,000
olleh TV Live Thrift (5)	110		12,000
olleh TV Live Standard (5)	132		16,000
olleh TV Live Deluxe (5)	137		23,000
olleh TV SkyLife Economy (6)	117		20,000
olleh TV SkyLife Standard (6)	153		25,000
olleh TV SkyLife Premium (6)	185		30,000
olleh TV Now (7)	50		5,000

(1)	Includes our Video-On-Demand services.

(2)	We typically provide discounts of 5% to 20% for a mandatory subscription periods ranging from one to three years. For olleh TV SkyLife subscribers, we provide discounts of 20% for mandatory subscription period of three years.

(3)	Assuming selection of one package. Subscribers must choose at least one channel package, each of which charges a monthly fee of (Won)2,000. The packages include entertainment, media, leisure and education and multi-room.

(4)	Assuming selection of one package. Subscribers must choose at least one Video-On-Demand package, each of which charges a monthly fee of (Won)2,000. The packages include elementary school, middle/high school and English education.

(5)	We charge additional monthly fees for value-added services such as short messaging service, video conferencing and high-definition channels from KT Skylife Co., our subsidiary satellite broadcasting operator.

(6)	For subscription to olleh TV SkyLife service, installation fee is waived for a mandatory subscription period of three years.

(7)	Product for N-Screen (a service which allows purchased content to be displayed on multiple devices) launched in October 2011. The service is offered free of charge if bundled with our Internet, olleh TV and mobile services.

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

	Monthly Rates
	Flat Rate		Mobile Monthly Fee
Internet / Internet Phone / Mobile	(Won)	24,000	Discounts of between 10% to 50%, subject to the number of subscribers who participate (up to 5 mobile numbers)
Internet / Fixed-Line Phone / Mobile		27,000
Internet / IP-TV / Mobile (1)		34,000
Internet / Fixed-Line Phone / IP-TV / Mobile (1)		35,000

(1)	Assuming selection of olleh TV SkyLife Standard Plan. If olleh TV Live Video-on-Demand, olleh TV Live Choice, or olleh TV Live Education is selected, deduction of (Won)5,000 from the monthly flat rate. If olleh TV SkyLife Economy Plan is selected, deduction of (Won)3,000 from the monthly flat rate. If olleh TV SkyLife Premium Plan is selected, additional monthly charge of (Won)5,000.

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

Mobile Service. Competition in the mobile telecommunications industry in Korea is intense among SK Telecom, LG U+ and us. Such competition has intensified in recent years due to the implementation of mobile number portability, which enabled mobile subscribers to switch their service provider while retaining the same mobile phone number, as well as payments of handset subsidies to purchasers of new handsets who agree to minimum subscription periods and the recent rollout of fourth-generation mobile services based on LTE technology by SK Telecom, LG U+ and us.

The following table shows the market shares in the mobile telecommunications market as of the dates indicated:

	Market Share (%)
	KT Corporation	SK Telecom	LG U+
December 31, 2009	31.3	50.6	18.1
December 31, 2010	31.6	50.6	17.8
December 31, 2011	31.5	50.6	17.9

Source:	Korea Communications Commission.

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

The following table shows the market shares in the local telephone service market as of the dates indicated:

	Market Share (%)
	KT Corporation	SK Broadband	LG U+
December 31, 2009	89.9	8.4	1.7
December 31, 2010	86.3	11.7	2.0
December 31, 2011	84.3	13.3	2.4

Source:	Korea Communications Commission.

Although the local usage charge of our competitors and us is the same at (Won)39 per pulse (generally three minutes), our competitors’ non-refundable telephone service initiation charges are lower than ours. Our customers pay a non-refundable telephone service initiation charge of (Won)60,000 while customers of our competitors pay a non-refundable telephone service initiation charge of (Won)30,000. Also, the basic monthly charge of our competitors is (Won)4,500 compared to our basic charge of (Won)5,200.

Domestic Long-distance Telephone Service. We compete with SK Broadband, LG U+, Onse and SK Telink in the domestic long-distance market. LG U+ began offering domestic long-distance service in 1996, followed by Onse in 1999 and SK Broadband and SK Telink in 2004. The following table shows the market shares in the domestic long-distance market as of the dates indicated:

	Market Share (%)
	KT Corporation	SK Broadband	LG U+	Onse	SK Telink
December 31, 2009	86.3	6.8	3.4	1.6	1.9
December 31, 2010	82.2	11.1	3.1	1.2	2.4
December 31, 2011	80.5	12.5	3.2	1.1	2.7

Source:	Korea Telecommunications Operators Association.

Our competitors and we charge (Won)39 per three minutes for domestic long-distance calls up to 30 kilometers. For domestic long-distance calls greater than 30 kilometers, our competitors typically charge between 3% to 5% less than us. The following table is a comparison of our standard long-distance usage charges per 10 seconds with the standard rates of our competitors as of December 31, 2011:

	KT Corporation		SK Broadband		LG U+		Onse		SK Telink
30 kilometers or longer	(Won)	14.5	(Won)	13.9	(Won)	14.1	(Won)	13.8	(Won)	13.8

Source:	Korea Communications Commission.

International Long-Distance Telephone Service. Four companies, SK Broadband, LG U+, Onse and SK Telink, directly compete with us in the international long-distance market. LG U+ began offering international long-distance service in 1991, followed by Onse in 1997 and SK Broadband in

2004. SK Telink, which only provides Internet phone service, entered the international long-distance market in 2003 and offers its services at rates lower than those for network-based international long-distance telephone services. The entry of Internet phone service providers and other telecommunications service providers, such as voice resellers, that can offer telecommunications services at rates lower than ours has increased competition in the international long-distance market and adversely affected our revenues and profitability from international long-distance services. See “—Specific Service Providers.”

Our competitors generally charge less than us for international long-distance calls. The following table is a comparison of our standard long-distance usage charges per one minute with the standard rates of our competitors as of December 31, 2011:

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

The following table shows the market share in the broadband Internet access market as of the dates indicated:

	Market Share (%)
	KT Corporation	SK Broadband	LG U+	Others
December 31, 2009	42.5	23.5	15.4	18.6
December 31, 2010	43.1	23.1	16.1	17.7
December 31, 2011	43.8	23.5	15.7	17.0

Source:	Korea Communications Commission.

Our competitors generally charge less than us for broadband Internet access service. The following table is a comparison of fees for our olleh Internet Lite service with three year mandatory subscription period with fees of our competitors for comparable services as of December 31, 2011:

	KT Corporation		SK Broadband		LG U+		Cable Providers (1)
Monthly subscription fee	(Won)	25,500	(Won)	25,000	(Won)	25,000	(Won)	20,000
Monthly modem rental fee		None		None		None		1,000
Additional installation fee upon moving		10,000		10,000		20,000		20,000

Source:	KT Corporation.

(1)	These are typical fees charged by cable providers.

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

•

value-added service providers, which provide telecommunications services other than those services specified for network service providers, such as data communications using telecommunications facilities leased from network service providers; and

•

specific service providers, which are broadly defined by law as telecommunications service providers that provide network services using the telecommunications network facilities or services of network service providers.

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

Rates

Under current regulations implementing the Telecommunications Business Act, a network service provider may set its rates at its discretion, although it must report to the Korea Communications Commission the rates and the general terms and conditions for each type of network service provided by it. There is, however, one exception to this general rule: if a network service provider has the largest market share for a specified type of service and its revenue from that service for the previous year exceeds a specific revenue amount set by the Korea Communications Commission, it must obtain prior approval from the Korea Communications Commission for the rates and the general terms for that service. Each year the Korea Communications Commission designates the service providers and the types of services for which the rates and the general terms must be approved by the Korea Communications Commission. In 2011, the Korea Communications Commission designated us for local telephone service and SK Telecom for cellular service. The Korea Communications Commission, in consultation with the Ministry of Strategy and Finance, is required to approve the rates proposed by a network service provider if (1) the proposed rates are appropriate, fair and reasonable and (2) the calculation method for the rates are appropriate and transparent.

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

In July 2011, the Korea Communications Commission issued a guideline that limits the marketing expenditure amounts of telecommunication service providers in Korea to 20% of their revenues, with the restrictions applicable to fixed-line and mobile segments to be calculated separately. However, up to (Won)150 billion of the marketing expenditures may be applied to either segment at the discretion of the service provider. The calculation of marketing expenditure amounts under the guideline excludes advertising expenses and the calculation of revenue amounts excludes revenues from handset sales. To encourage compliance with the non-binding guideline, the Korea Communications Commission plans to release the marketing expenditure amounts of each service provider on a quarterly basis. The Korea Communications Commission may periodically adjust the guideline to accommodate changes in market conditions.

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

Foreign Investment

The Telecommunications Business Act restricts the ownership and control of network service providers by foreign shareholders. Foreigners, foreign governments and “foreign invested companies” may not own more than 49.0% of the issued shares with voting rights of a network service provider, including us, and a foreign shareholder may not become our largest shareholder if such shareholder holds 5.0% or more of our shares. For purposes of the Telecommunications Business Act, the term “foreign invested company” means a company in which foreigners and foreign governments hold 15.0% or more shares with voting rights in the aggregate and a foreigner or a foreign government is the largest shareholder, provided, however, that such company will not be counted as a foreign shareholder for the purposes of the above-referenced 49.0% limit if it holds less than 1.0% of our total issued and outstanding shares with voting rights. As of December 31, 2011, 48.32% of our common shares were owned by foreign investors. In the event that a network service provider violates the shareholding restrictions, its foreign shareholders cannot exercise voting rights for their shares in excess of such limitation, and the Korea Communications Commission may require corrective measures be taken to comply with the ownership restrictions. There is no restriction on foreign ownership for specific service providers and value-added service providers.

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

Customers and Customer Billing

We typically charge residential subscribers and business subscribers similar rates for services provided. On a case-by-case basis, we also provide discount rates for some of our high-volume business subscribers. We bill all of our customers on a monthly basis. Our customers may make payment at either payment points such as local post offices, banks or our service offices, through a direct-debit service that automatically deducts the monthly payment from a subscriber’s designated bank account, or through a direct-charge service that automatically charges the monthly payment to a subscriber’s designated credit card account. Approximately 70% of our subscribers as of December 31, 2011 pay through the direct-debit service. Accounts of subscribers who fail to pay our invoice are transferred to a collection agency, which sends out a notice of payment. If such charges are not paid after notice, we cease to provide outgoing service to such subscribers after a period of time determined by the type of subscribed service. If charges are still not paid two to three months after outgoing service is cut off, we cease all services to such subscribers. After service is ceased, the overdue charges that are not collected by the collection agency are written off.

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

Information Technology and Operational Systems

Enhancement of our information technology and operational systems and efficient utilization of such systems are important in effectively promoting our core strategies. We are committed to continually investing in and enhancing our information technology systems, which provide support to many aspects of our businesses. In order to respond more effectively to a changing business environment, we are currently pursuing major upgrades to our company-wide business information technology and operational systems, and as the first stage of such upgrades, a new enterprise resource planning system (the “New ERP System”) is expected to be completed and implemented during the second half of 2012. The New ERP System is expected to enhance various aspects of our internal processes and control systems, and we are establishing various plans to effectively implement the New ERP System and to stabilize our internal control processes during the transition period. We also expect to gradually implement other upgrades to our information technology and operational systems in the near future.

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

The following table lists selected information regarding our mobile networks as of December 31, 2011:

	CDMA	W-CDMA
Mobile switching centers	35	24
Base station controllers	300	419
Base transceiver stations	7,614	7,391
Indoor and outdoor repeaters	53,826	257,946

We have a license to use 40 MHz of bandwidth in the 2.1 GHz spectrum that we use to provide IMT-2000 services based on W-CDMA wireless network standards. Such license expires in December 2016, and we will pay approximately (Won)1.3 trillion for use of such bandwidth during the license period of 15 years. In April 2010, the Korea Communications Commission announced its decision to allocate 20 MHz of bandwidth in the 900 MHz spectrum to us, which became effective in July 2011, for which we will pay a portion of the actual sales generated from using the bandwidth in the 900 MHz spectrum during the license period of 10 years as a usage fee for the bandwidth, as well as a portion of expected sales that was determined by the Korea Communications Commission at the time of allocation. In June 2011, our right to use 40 MHz of bandwidth in the 1.8 GHz spectrum expired, and the Korea Communications Commission allocated back to us the right to use 20 MHz of such bandwidth in the 1.8 GHz spectrum upon expiration pursuant to our application, for which we will pay a portion of the actual sales generated from using the bandwidth in the 1.8 GHz spectrum during the license period of 10 years as a usage fee for the bandwidth, as well as a portion of expected sales that was determined by the Korea Communications Commission at the time of allocation

In August 2011, the Korea Communications Commission auctioned the right to use the remaining 20 MHz of bandwidth in the 1.8 GHz spectrum that we relinquished, 10 MHz of additional bandwidth in the 800 MHz spectrum and 20 MHz of additional bandwidth in the 2.1 GHz spectrum. We acquired the right to use the 10 MHz of bandwidth in the 800 MHz spectrum, for which we will pay a total usage fee of (Won)261 billion during the license period of 10 years, SK Telecom acquired the right to use the 20 MHz of bandwidth in the 1.8 GHz spectrum and LG U+ acquired the right to use the 20 MHz bandwidth in the 2.1 GHz spectrum. We began using the 20 MHz of bandwidth in the 1.8 GHz spectrum, which became available upon termination of our 2G PCS services, to provide our 4G LTE services starting in January 2012, and expect to utilize the newly allocated bandwidths in the 800 MHz and 900 MHz spectrums to further expand our 4G LTE services in the future, if necessary. Furthermore, in anticipation of a significant increase in data transmission traffic in the near future due to the changing mobile usage environment, we are seeking to maximize the utilization of our W-CDMA, Wibro and WiFi networks to provide better internet access for our customers, as well as applying our Cloud Communication Center technology to our 4G LTE services during 2012. Cloud Communications Center technology, which we applied to our 3G networks in Seoul and other metropolitan areas during 2011, allows faster and more stable access to the internet by dissipating heavy data traffic through utilization of virtual communication centers. We have also installed an intelligent network on our mobile network infrastructure to provide a wide range of advanced call features and value-added services.

Exchanges

Exchanges include local exchanges and “toll” exchanges that connect local exchanges to long-distance transmission facilities. We had 24.0 million lines connected to local exchanges and 2.7 million lines connected to toll exchanges as of December 31, 2011.

All of our exchanges are fully automatic. We completed replacement of all electromechanical analog exchanges with digital exchanges in June 2003 in order to provide higher speed and larger volume services. Starting in 2006, we also began conversion of our exchanges to be compatible to Internet protocol platform in preparation for building our next generation broadband convergence network by 2021. As of December 31, 2011, approximately 85% of our lines connected to toll exchanges are compatible to Internet protocol platform.

Internet Backbone

Our Internet backbone network, called KORNET, has the capacity to handle an aggregate traffic of our broadband Internet access subscribers, Internet data centers and Internet exchange system at any given moment of up to 5.1 Tbps as of December 31, 2011. We have set up contingent plans to prepare against various incidents that could affect reliable Internet access service. Starting in 2005, we have also begun deploying our Internet protocol premium network that enables us to more reliably support olleh TV, WiBro, Internet Phone, upgraded VoIP services and other Internet protocol services. As of December 31, 2011, our Internet protocol premium network had 1,032 lines installed to provide voice over Internet protocol services and a total capacity to handle up to 940 Gbps of IP-TV, voice and WiBro service traffic.

Access Lines

As of December 31, 2011, we had 15.1 million access lines installed, which allow us to reach virtually all homes and businesses in Korea. As part of our broadband deployment strategy, we have upgraded many of our access lines by equipping them with broadband capability using xDSL and FTTH technology. As of December 31, 2011, we had approximately 13.4 million broadband lines with speeds of at least 50 Mbps that enable us to deliver broadband Internet access and multimedia content to our customers.

Transmission Network

Our domestic fiber optic cable network consisted of 527,188 kilometers of fiber optic cables as of December 31, 2011 of which 98,048 kilometers of fiber optic cables are used to connect our backbone network and 429,140 kilometers are used to connect the backbone network to our subscribers. Our backbone network utilizes dense wavelength division multiplexing technology for connecting major cities as well as optical add-drop multiplexer technology for connecting neighboring cities. Dense wavelength division multiplexing technology improves bandwidth efficiency by enabling transmission of data from multiple signals across one fiber strand in a cable by carrying each signal on a separate wavelength. We enhanced our backbone network connecting six major cities in Korea by implementing an optical cross-connector (OXC) architecture in 2008 and are in the process of building our next generation broadband convergence network through installation of network equipment utilizing optical reconfigurable add-drop multiplexer technology and multi-service provisioning platform.

Our extensive domestic long-distance network is supplemented by our fully digital domestic microwave network, which consisted of 55 relay sites as of December 31, 2011.

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

Our international Internet backbone with capacity of 270 Gbps is connected to approximately 180 Internet service providers through our two Internet gateways in Heawha and Guro. In addition, we operate a video backbone with capacity of one Gbps to transmit video signals from Korea to the rest of the world.

Satellites

In order to provide broadcasting, video distribution and broadband data services in select areas, we operate two satellites, Koreasat 5 and 6, launched in 2006 and 2011, respectively, and own interests in two additional satellites, ABS-1 launched in September 2011 and ABS-2 expected to be launched in 2013. See “Item 4.B. Business Overview—Our Services—Satellite Services.”

International Submarine Cable Networks

International traffic is handled by telecommunications satellites and submarine cables. Because of the high cost of laying a submarine cable, the usual practice is for multiple carriers to jointly commission a new cable and share the costs and the capacity. We own interests in several international fiber optic submarine cable networks, including:

•	a 1.4% interest in the 29,000-kilometer FLAG Europe-Asia network connecting Korea, Southeast Asia, the Middle East and Europe, activated since April 1997;

•	a 1.8% interest in the 39,000-kilometer Southeast Asia-Middle East-Western Europe 3 Cable Network linking 34 countries, activated since December 1999;

•	a 6.7% interest in the 30,444-kilometer China-U.S. Cable Network linking Korea, China, Japan, Taiwan and the United States, activated since January 2000;

•	a 5.1% interest in the 19,000-kilometer Asia Pacific Cable Network 2 connecting Korea, China, Japan, Taiwan, Hong Kong, Philippines, Singapore and Malaysia, activated since December 2001;

•	a 20.0% interest in the 500-kilometer Korea-Japan Cable Network linking Korea and Japan, activated since March 2002; and

•	a 13.1% interest in the 16,500-kilometer Trans Pacific Express Cable Network linking Korea, China, Taiwan and the United States, activated since September 2008.

We have also invested in 8 other international fiber optic submarine cables around the world.

Item 4A.  Unresolved Staff Comments

We do not have any unresolved comments from the Securities and Exchange Commission staff regarding our periodic reports under the Exchange Act of 1934.

Item 5.  Operating and Financial Review and Prospects

Item 5.A. Operating Results

The following discussion and analysis is based on our consolidated financial statements, which have been prepared in accordance with IFRS as issued by the IASB.

Overview

We are an integrated provider of telecommunications services. Our principal services include mobile service, fixed-line telephone services, Internet services including broadband Internet access service and data communication service. The principal factors affecting our revenues from these services have been our rates for, and the usage volume of, these services, as well as the number of subscribers. For information on rates we charge for our services, see “Item 4. Information on the Company—Item 4.B. Business Overview—Revenues and Rates.” We determined our operating segments after the merger with KTF on June 1, 2009 as (i) the Personal Customer Group, which engages in mobile and wireless data communications services, (ii) the Home/Global & Enterprise Customer Group, which engage in fixed-line telephone services, Internet services including broadband Internet access service and data communication service, and (iii) others, which include information technology and network services, real estate development and car rental businesses.

One of the major factors contributing to our historical performance was the growth of the Korean economy, and our future performance will depend at least in part on Korea’s general economic growth and prospects. For a description of recent developments that have had and may continue to have an adverse effect on our results of operations and financial condition, see “Item 3. Key Information—Item 3.D. Risk Factors—Korea is our most important market, and our current business and future growth could be materially and adversely affected if economic conditions in Korea deteriorate.” A number of other developments have had or are expected to have a material impact on our results of operations, financial condition and capital expenditures. These developments include:

•	acquisitions and disposals of interests in subsidiaries and joint ventures;

•	employee reductions and changes in severance and retirement benefits;

•	usage fees for bandwidths;

•	changes in the rate structure for our services; and

•	researching and implementing technology upgrades and additional telecommunication services.

As a result of these factors, our financial results in the past may not be indicative of future results or trends in those results.

Acquisitions and Disposals of Interests in Subsidiaries and Joint Ventures

One key aspect of our overall business strategy calls for acquisitions of businesses and entering into joint ventures that complement or diversify our current business, as well as disposal or termination of such businesses from time to time. The following summarizes our recent acquisitions and disposals:

•

in January 2011, we acquired 5,600,000 shares of redeemable convertible preferred stock with voting rights and convertible bonds that are convertible into 5,600,000 shares of common stock of KT Skylife Co., Ltd. from Dutch Savings Holdings B.V. in January 2011 for approximately (Won)246 billion, to respond to the trend of convergence in the telecommunications and broadcasting industries, and to seek additional synergies with our existing operations. We exercised the conversion rights on the redeemable convertible preferred stock and the convertible bonds in March 2011, and owned a 50.3% interest in KT Skylife Co., Ltd. as of December 31, 2011;

•

in June and October 2011, we sold a total of 5,309,189 common shares of New Telephone Company, Inc., representing all of our interests in New Telephone Company, Inc., for approximately (Won)380 billion. Located in Russia, New Telephone Company, Inc. had previously been our consolidated subsidiary providing fixed-line telephone services in Vladivostok, and our decision to dispose of our interest in that company was in part affected by the changing landscape in the Russian telecommunications market, where telecommunications service providers were becoming more nationalized and increasing rapidly in size as a result;

•

in October 2011, we, through our subsidiary KT Capital Co., Ltd., acquired an additional 1,622,520 common shares of BC Card Co., Ltd. from Woori Bank for approximately (Won)252 billion, to further diversify our business and to create synergies through utilization of our mobile telecommunications network in financial services, thereby increasing our ownership interest in BC Card Co., Ltd. to 38.86%, making it our consolidated subsidiary as a result of deemed control; and

•

in December 2011, we entered into a memorandum of understanding for a strategic partnership with, and acquisition of shares of, Telkom SA Limited, a South African comprehensive telecommunications service provider. The proposed transaction with Telkom SA Limited may require significant capital resources if the acquisition is eventually successful.

Our financial condition and results of operations may be affected as a result of such acquisitions or disposals. Furthermore, pursuing acquisitions or joint venture transactions also requires significant capital, and as we pursue further growth opportunities for the future, we may need to raise additional capital by incurring loans or through the issuances of bonds or other securities in the international capital markets, which may lead to increased levels of debt and debt servicing costs in the future.

Employee Reductions and Changes in Severance and Retirement Benefits

We sponsor a voluntary early retirement plan where we provide additional financial incentives for our employees who have been employed by us for more than 20 years to retire early, as part of our efforts to improve operational efficiencies. In 2009, in addition to our usual voluntary early retirement plan, we held a special voluntary early retirement program in December 2009 where we received applications for voluntary early retirement from employees who had been employed by us for more than 15 years and provided them with additional financial incentives to retire early. The special voluntary early retirement program resulted in the early retirement of 5,992 employees out of 25,340 eligible employees. In aggregate, 6,515 employees retired in 2009 under the voluntary early retirement plan and the special voluntary early retirement program. In 2010 and 2011, 124 and 334 employees, respectively, retired under our voluntary early retirement plan.

Bandwidth Usage Fees

One of the principal limitations on a wireless network’s subscriber capacity is the amount of bandwidth spectrum allocated to the service provider. The growth of our mobile telecommunications business and the increase in usage of wireless data transmission services have been significant factors in the increased utilization of our bandwidth, since wireless data applications are generally more bandwidth-intensive than voice services. The current trend of increasing data transmission use and the increasing sophistication of multimedia content is likely to put additional strain on the bandwidth capacity of mobile service providers. We have acquired various licenses in recent years to secure additional bandwidth capacity to provide our broad range of services, for which we typically pay a portion of the actual sales generated from using the bandwidth during the license period as a usage fee, as well as a portion of expected sales as determined by the Korea Communications Commission at the time of allocation. For a description of our licenses, see “Item 4.D.—Property, Plants and Equipment—Mobile Networks.” In order to continue to maintain sufficient bandwidth capacity, we will require additional capital to renew existing bandwidth spectrum or receive additional bandwidth allocation, or cost-effectively implement technologies that enhance bandwidth usage efficiency.

Changes in the Rate Structure for Our Services

Periodically, we adjust our rate structure for our services. In order to mitigate the impact from lower usage charges of local and domestic long-distance calls, we have increased our basic monthly charges and offer various optional flat rate plans for our fixed-line subscribers. Such adjustments in the rate structure have increased the portion of fixed income and stabilized our cash flow. In addition, because the growing use of mobile telecommunications services has decreased the usage of our fixed-line telephone services, we believe we are able to maximize our revenues from fixed-line telephone services by adjusting the rate structure so as to increase our basic monthly charges. We also provide bundled packages of our various services at a discount in order to attract additional subscribers to our new services. We currently bundle our broadband Internet access service with WiBro, IP-TV, fixed-line telephone service, internet phone services and mobile services at a discount.

The Korea Communications Commission, in consultation with the Ministry of Strategy and Finance, currently approves rates charged by us for local telephone service. In addition, the Korea Communications Commission currently does not regulate our domestic long-distance, international long-distance, broadband internet access and mobile service rates, but it periodically announces public policy guidelines or suggestions on tariffs for non-regulated services, which we have followed in the past. For a discussion of adjustments in our rate structure, see “Item 4. Information on the Company—Item 4.B. Business Overview—Revenues and Rates.”

Researching and Implementing Technology Upgrades and Additional Telecommunication Services

The telecommunications industry is characterized by continual advances and improvements in telecommunications technology, and we have been continually researching and implementing technology upgrades and additional telecommunication services to maintain our competitiveness. For example, we are currently upgrading our broadband network to enable FTTH connection, which enhances downstream speed and connection quality. FTTH is a telecommunication architecture in which a communication path is provided over optical fiber cables extending from the telecommunications operator’s switching equipment to the boundary of home or office. FTTH uses fiber optic cable, which is able to carry a high-bandwidth signal for longer distances without degradation. FTTH enables us to deliver enhanced products and services that require high bandwidth, such as IP-TV service and delivery of other digital media content. In addition, we have been building more advanced mobile telecommunications networks based on LTE technology, which is generally referred to as a 4G technology, and commenced providing commercial 4G LTE services in the Seoul metropolitan area on January 3, 2012. We completed the expansion of our 4G LTE service coverage to 84 cities throughout Korea in April 2012. LTE technology enables data to be transmitted at speeds faster than W-CDMA, up to 75 Mbps for downloading and up to 37.5 Mbps for uploading. We expect that the faster data transmission speed of the LTE network, combined with our existing 4G nationwide WiBro network, will allow us to offer significantly improved wireless data transmission services, providing our subscribers with faster wireless access to multimedia content. We will continue to make capital expenditures, incur research and development expenses and implement technology upgrades and additional telecommunications services in order to effectively implement continual advances and improvements in telecommunications technology.

Critical Accounting Policies

We have prepared our consolidated financial statements in accordance with IFRS as issued by the IASB. These accounting principles require our management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and revenues and expenses during the years reported. We based our estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying amounts of assets and liabilities that are not readily apparent from other sources. On an on-going basis, management evaluates its estimates. Actual results may differ from those estimates under different assumptions and conditions.

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

These critical accounting estimates include:

•	allowances for doubtful accounts;

•	useful lives of property and equipment;

•	impairment of long-lived assets, including goodwill;

•	valuation and impairment of investment securities;

•	income taxes;

•	deferred revenue relating to service installation fees and initial subscription fees;

•	defined benefit liability; and

•	provisions.

Allowances for Doubtful Accounts

Allowance for doubtful accounts is our best estimate of the amount of impairment losses incurred on our existing notes and accounts receivable. We determine the allowance for doubtful notes and accounts receivable based on an aging analysis of balances, historical write-off experience, customer’s or counterparty’s credit ratings and changes in payment terms. Account balances are charged off against the allowance when all means of collection have been exhausted and the potential for recovery is considered remote. Our past experience shows that the possibility of collection is remote after three years of collection effort.

Changes in the allowances for doubtful accounts for our trade and other receivables during 2010 and 2011 are summarized as follows:

	Year Ended December 31,
	2010		2011
	(In millions of Won)
Balance at beginning of year	(Won)	625,483	(Won)	646,963
Provision		158,147		133,442
Reversal or written-off		(131,931)		(167,356)
Changes in the scope of consolidation		(2,501)		26,970
Others		(2,235)		2,338

Balance at end of year	(Won)	646,963	(Won)	642,357

Changes in the allowances for doubtful accounts for our loans receivables during 2010 and 2011 are summarized as follows:

	Year Ended December 31,
	2010		2011
	(In millions of Won)
Balance at beginning of year	(Won)	20,536	(Won)	35,583
Provision		30,808		30,808
Reversal or written-off		(8,470)		(22,804)
Others		(7,291)		—

Balance at end of year	(Won)	35,583	(Won)	43,587

If economic or specific industry trends change, we would adjust our allowances for doubtful accounts by recording additional expense or benefit. Our study shows that a 5.0% decrease or increase in the historical write-off experience would increase or decrease the provision for doubtful accounts by approximately (Won)1 billion as of December 31, 2011.

Useful Lives of Property and Equipment

Property and equipment are depreciated using the straight-line method over their useful lives as disclosed in Note 2.11 to the Consolidated Financial Statements. An asset’s residual value and useful lives are reviewed and adjusted at the end of each financial reporting period, and are based on historical experience with similar assets as well as taking into account anticipated technological or other changes. If technological changes were to occur more rapidly than anticipated or in a different form than anticipated, the useful lives assigned to these assets may need to be shortened, resulting in the recognition of increased depreciation expense in future periods. A decrease of remaining estimated useful life by one year of our property and equipment would result in an increase of depreciation expense of approximately (Won)193 billion in 2011.

Impairment of Long-Lived Assets, including Goodwill

Long-lived assets generally consist of property and equipment and intangible assets, including goodwill. We review long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. In addition, we evaluate our long-lived assets for impairment each year as part of our annual forecasting process. An impairment loss would be recognized when the asset’s recoverable amount is less than its carrying amount. The recoverable amount of a long-lived asset is the greater of an asset’s fair value less costs to sell and its value in use. For the purpose of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash flows (cash-generating units). The recoverable amounts of cash-generating units are determined based on value-in-use calculations, which require the use of estimates. If such assets are considered to be impaired, the impairment to be recognized is measured as the amount by which the carrying amount of the assets exceeds the estimated recovery value.

Goodwill represents the excess of purchase price paid over the fair value assigned to the identifiable net assets of acquired businesses. The determination of the fair values of goodwill is based on management’s judgment on the expected cash flows of the cash-generating units to which the goodwill is allocated, taking market demand, competition and other economic factors into consideration. The determination of impairments of goodwill involves the use of estimates that include, but are not limited to, the cause, timing and amount of the impairment. Impairment is based on a large number of factors, such as changes in current competitive conditions, expectations of growth in the telecommunications industry, a decline in our expected future cash flows, changes in the future availability of financing, technological obsolescence, discontinuance of services, current replacement costs and prices paid in comparable transactions. The determination of impairment of goodwill requires a significant amount of management’s judgment.

Valuation and Impairment of Financial Assets

The fair value of financial instruments, including derivative instruments, that are not traded in an active market is determined by using valuation techniques. Our management uses its judgment to select a variety of methods and makes assumptions that are mainly based on market conditions existing at the end of each reporting period.

We record rights and obligations arising from derivative instruments as assets and liabilities, which are stated at fair value. Gains and losses that result from a change in the fair value of derivative instruments are recognized in current earnings. However, for derivative instruments that qualify for cash flow hedge accounting, the effective portion of the gain or loss on the derivative instruments are recorded as gain or loss on valuation of derivatives for cash flow hedge included in accumulated other comprehensive income or loss, as applicable.

For financial assets, including assets carried at amortized cost and those classified as available-for-sale, we make an annual assessment at the end of each reporting date whether there is objective evidence that a financial asset or a group of financial assets is impaired. For financial assets carried at amortized cost and available-for-sale debt assets, such asset is considered impaired and impairment losses are incurred only if there is objective evidence of impairment as a result of one or more events (a “loss event”) that occurred after the initial recognition of the financial asset, which had an impact on the estimated future cash flows of the financial asset that can reliably be estimated. For equity investments classified as available-for-sale, a significant or prolonged decline in the fair value of the security below its cost, in addition to circumstances described below, may be considered as evidence that the asset is impaired.

For assets carried at amortized cost, the amount of impairment is measured as the difference between the asset’s carrying amount and the present value of estimated future cash flows (excluding future credit losses that have not been incurred) discounted at the asset’s original effective interest rate, and the carrying amount of the asset is reduced and the amount of loss is recognized in the statement of income. Loss on such asset may also be measured based on observable market price if there is an active market for the asset. For assets classified as available-for-sale, the cumulative loss, measured as the difference between the acquisition cost and the current fair value, less any impairment loss on such financial asset previously recognized in profit or loss, is removed from equity and recognized in the statement of income.

Significant management judgment is involved in evaluating whether a loss event has occurred. The estimates and assumptions used by management to evaluate whether a loss event has occurred can be impacted by many factors, such as the financial condition, earnings capacity and near-term prospects of the company in which we have invested, breach of contract such as default or delinquency in payments, disappearance of an active market for the financial asset and other adverse changes in the payment status of borrowers in the portfolio. The evaluation of these investments is also subject to the overall condition of the economy and its impact on the capital markets.

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

We believe that the accounting estimate related to assessing the realizability of deferred tax assets is a “critical accounting estimate” because: (1) it requires management to make assessments about the timing of future events, including the probability of expected future taxable income and available tax planning opportunities, and (2) the impact that changes in actual performance versus these estimates could have on the realization of tax benefits as reported in our results of operations could be material. Management’s assumptions require significant judgment because actual performance has fluctuated in the past and may continue to do so.

Deferred Revenue relating to Service Installation Fees and Initial Subscription Fees

We charge service installation fees and initial subscription fees related to activation of many of our services, which are deferred and recognized as revenue over the expected terms of customer relationships. Our estimate of expected terms of customer relationship is based on the historical rate, which may differ in the future. If the management’s estimation is amended, it may cause significant differences in the timing of revenue recognition and amount recognized.

Defined Benefit Liability

Our accounting of employee benefits, which mainly consist of a defined benefit plan, involves judgments about uncertain events including discount rates, life expectancy, future pay inflation and expected rate of return on plan assets. Any changes in these assumptions will impact the carrying amount of the defined benefit liability. The discount rates used to determine the present value of estimated future cash outflows expected to be required to settle the defined benefit liability, are determined at the end of each reporting period by reference to the yield at the reporting date on high-quality corporate bonds that have maturity dates approximating the terms of our benefits obligations and that are denominated in the same currency in which the benefits are expected to be paid. Other key assumptions for defined benefit liability are based in part on current market conditions.

Provisions

We recognize provisions at the end of the reporting period when we have a present legal or constructive obligation, such as litigation or assets requirement obligations, as a result of past events and an outflow of resources required to settle the obligation is probable and can be reliably estimated. We measure provisions at the present value of the expenditures expected to be required to settle the obligation, which are estimated based on factors such as historical experience. We do not recognize provisions for future operating losses and recognize as interest expense any increase in the provisions due to passage of time. See Notes 2.23, 3.7 and 18 to the Consolidated Financial Statements.

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

➢	land-to-mobile interconnection revenues;

•	Internet service revenues which consist of:

➢	broadband Internet access service revenues, primarily consisting of installation fees and basic monthly charges; and

➢	other Internet-related service revenues related to our infrastructure and solution services for business enterprises, IP-TV and network portal services;

•	revenues from goods sold that are generated primarily through sale of mobile handsets and specially designed phones for fixed-line and mobile convergence services;

•

data communications service revenues, primarily consisting of installation fees and basic monthly charges for our leased line services and Kornet Internet connection service and revenues from our satellite services; and

•	miscellaneous revenues that are primarily derived from credit card services, information technology and network services, satellite services, real estate development and car rental businesses.

Operating Expenses

Our operating expenses primarily include:

•	purchase of handsets, primarily consisting of our sale of mobile handsets and specially designed phones for fixed-line mobile convergence services;

•	salaries and wages, including post-employment benefits, termination benefits and share-based payments;

•	depreciation expenses incurred primarily in connection with our telecommunications network facilities;

•	sales commissions, primarily consisting of commissions to independent dealers related to procurement of mobile subscribers and mobile handset sales;

•	commissions, primarily consisting of payments for third-party outsourcing services, including commissions to the call center staff; and

•	interconnection charges, which are interconnection payments to mobile service providers for calls from landline users and our mobile subscribers to our competitors’ mobile service subscribers.

Operating Results—2010 Compared to 2011

The following table presents selected income statement data and changes therein for 2010 and 2011.

	For the Year Ended December 31,				Changes
					2010 vs. 2011
	2010		2011		Amount		%
	(In billions of Won)
Operating revenues	(Won)	20,326	(Won)	21,990	(Won)	1,664	8.2%
Operating expenses		18,318		20,016		1,698	9.3

Operating profit		2,008		1,974		(34)	(1.7)
Finance income		239		267		28	11.7
Finance expenses		599		640		41	6.8
Income (loss) from jointly controlled entities and associates		33		(3)		(36)	N.A.

Profit from continuing operations before income tax		1,681		1,598		(83)	(5.0)
Income tax expense		396		317		(79)	(19.9)
Profit from discontinued operations		30		171		141	470.0

Profit for the period	(Won)	1,315	(Won)	1,452	(Won)	137	10.4%

N.A.	means not available.

Operating Revenues

The following table presents a breakdown of our operating revenues and changes therein for 2010 and 2011.

	For the Year Ended December 31,				Changes
					2010 vs. 2011
	2010		2011		Amount		%
	(In billions of Won)
Mobile services	(Won)	6,944	(Won)	6,813	(Won)	(131)	(1.9)%
Fixed-line telephone services:
Local service revenues		2,568		2,286		(282)	(11.0)
Non-refundable service installation fees		55		38		(17)	(30.9)
Domestic long-distance revenues		403		308		(95)	(23.6)
International long-distance revenues		366		398		32	8.7
Land-to-mobile interconnection revenues		949		782		(167)	(17.6)

Sub-total		4,341		3,812		(529)	(12.2)
Internet services:
Broadband internet access service		1,900		1,868		(32)	(1.7)
Other Internet-related services		680		867		187	27.5

Sub-total		2,580		2,735		155	6.0
Sale of goods		3,899		4,379		480	12.3
Data communication services		1,298		1,271		(27)	(2.1)
Other		1,264		2,980		1,716	135.8

Total operating revenues	(Won)	20,326	(Won)	21,990	(Won)	1,664	8.2%

Total operating revenues increased by 8.2%, or (Won)1,664 billion, from (Won)20,326 billion in 2010 to (Won)21,990 billion in 2011 primarily due to increases in our other operating revenues and sale of goods relating to mobile handset sales, the impact of which was partially offset by a decrease in our fixed-line telephone service revenues.

Mobile Services

Our mobile service revenues decreased by 1.9%, or (Won)131 billion, from (Won)6,944 billion in 2010 to (Won)6,813 billion in 2011 primarily due to various rate reduction measures we adopted in August 2011 upon discussion with the Korea Communications Commission, the impact of which was offset in part by an increase in our mobile subscribers from 16.0 million as of December 31, 2010 to 16.6 million as of December 31, 2011. For a discussion of reduction in rates for our mobile services, see “Item 4.B.—Business Overview—Revenues and Rates—Mobile Services.”

Fixed-line Telephone Services

Our fixed-line telephone service revenues decreased by 12.2%, or (Won)529 billion, from (Won)4,341 billion in 2010 to (Won)3,812 billion in 2011 primarily due to decreases in local service revenues, land-to-mobile interconnection revenues and domestic long-distance revenues. Specifically:

•

Local service revenues decreased by 11.0%, or (Won)282 billion, from (Won)2,568 billion in 2010 to (Won)2,286 billion in 2011. The number of local call pulses decreased by 16.0% from 2010 to 2011 primarily due to the substitution effect from increase in usage of mobile telephone services and Internet phone services. However, the effect of such decreases was partially offset by participation by some of our subscribers in optional flat rate plans, as well as an increase in revenues from VoIP services.

•

Land-to-mobile interconnection revenues decreased by 17.6%, or (Won)167 billion, from (Won)949 billion in 2010 to (Won)782 billion in 2011 primarily due to a decrease in land-to-mobile interconnection rates for 2011 as well as a decrease in the volume of calls between landline users to mobile subscribers.

•

Domestic long-distance revenues decreased by 23.6%, or (Won)95 billion, from (Won)403 billion in 2010 to (Won)308 billion in 2011 primarily due to a decrease in the number of domestic long-distance call minutes by 10.2% from 2010 to 2011, primarily due to the substitution effect from increase in usage of mobile telephone services and Internet phone services, as well as an increase in our fixed-line subscribers who terminated their subscription to our optional flat rate plans, and a decrease in interconnection rates received by approximately 2.0% from 2010 to 2011.

Internet Services

Our Internet service revenues increased by 6.0%, or (Won)155 billion, from (Won)2,580 billion in 2010 to (Won)2,735 billion in 2011 primarily due to an increase in the number of IP-TV subscribers from 2.1 million as of December 31, 2010 to 3.1 million as of December 31, 2011, the impact of which was offset in part by an increase in our IP-TV subscribers who participate in bundled products that offer discounts when subscribing to our other services. The revenues from broadband Internet access service decreased by 1.7%, or (Won)32 billion, from (Won)1,900 billion in 2010 to (Won)1,868 billion in 2011.

Sale of Goods

Revenues from sale of goods increased by 12.3%, or (Won)480 billion, from (Won)3,899 billion in 2010 to (Won)4,379 billion in 2011 primarily due to an increase in the number of smart phones sold that had relatively higher margins.

Data Communications

Data communications service revenues decreased by 2.1%, or (Won)27 billion, from (Won)1,298 billion in 2010 to (Won)1,271 billion in 2011 primarily due to service fee discounts offered to government agencies and a decrease in revenues related to Kornet broadband Internet connection service to institutional customers resulting from the expiration of certain leased-line contracts.

Others

Other operating revenues increased by 135.8%, or (Won)1,716 billion, from (Won)1,264 billion in 2010 to (Won)2,980 billion in 2011 primarily due to consolidation of the revenues of BC Card Co., Ltd. (which had revenues of (Won)3,205 billion in 2011) starting in October 1, 2011 and KT Skylife Co., Ltd. (which had revenues of (Won)485 billion in 2011) starting on January 1, 2011, as well as revenue of (Won)298 billion recorded in connection with the sale and leaseback of certain of our properties to K-REALTY CR-REIT I, our equity-method investee specializing in real estate investments established in December 2011.

Operating Expenses

The following table presents a breakdown of our operating expenses and changes therein for 2010 and 2011.

	For the Year Ended December 31,				Changes
					2010 vs. 2011
	2010		2011		Amount		%
	(In billions of Won)
Salaries and wages	(Won)	2,623	(Won)	2,856	(Won)	233	8.9
Depreciation		2,864		2,647		(217)	(7.6)
Commissions		1,292		1,449		157	12.2
Interconnection charges		1,226		1,116		(110)	(9.0)
Purchase of handsets		3,985		4,250		265	6.6
Sales commission		1,910		1,866		(44)	(2.3)
Research and development expenses		306		176		(130)	(42.5)
Others (1)		4,112		5,656		1,544	37.5

Total operating expenses	(Won)	18,318	(Won)	20,016	(Won)	1,698	9.3%

(1)	Including other operating expenses (which includes service expenses, commissions paid on credit card services and international roaming connection charges), rent, amortization of intangible assets, utilities, taxes and dues, advertising expenses and changes of inventories.

Total operating expenses increased by 9.3%, or (Won)1,698 billion, from (Won)18,318 billion in 2010 to (Won)20,016 billion in 2011 primarily due to increases in other operating expenses (which includes service expenses, commissions paid on credit card services and international roaming connection charges), salaries and wages, commissions and purchase of handsets, the impact of which was partially offset by decreases in depreciation, research and development expenses and interconnection charges. Specifically:

•

Other operating expenses increased by 37.5%, or (Won)1,544 billion, from (Won)4,112 billion in 2010 to (Won)5,656 billion in 2011 primarily due to (Won)714 billion in commissions paid on credit card services in 2011, whereas there was no such expense in 2010, as a result of consolidation of the expenses of BC Card Co., Ltd. starting in October 1, 2011, a 33.0%, or (Won)333 billion, increase in service expenses from (Won)1,008 billion in 2010 to (Won)1,341 billion in 2011 as a result of increases in expenses relating to our systems/network integration business and to purchase of multimedia contents from third-party developers and a 17.2%, or (Won)49 billion, increase in international roaming connection charges paid to overseas mobile operators, from (Won)285 billion in 2010 to (Won)334 billion in 2011, as a result of an increase in our smartphone users who use roaming services while traveling abroad.

•

Salaries and wages increased by 8.9%, or (Won)233 billion, from (Won)2,623 billion in 2010 to (Won)2,856 billion in 2011 primarily due to an increase in the number of our consolidated employees, as a result of additional consolidated subsidiaries in 2011, including BC Card Co., Ltd. and KT Skylife Co., Ltd. and an increase in average wages.

•

Commissions, which primarily relate to payments for third-party outsourcing services, including commissions to the call center staff and building security, and discounts on our installment receivables on mobile and fixed-line contracts, increased by 12.2%, or (Won)157 billion, from (Won)1,292 billion in 2010 to (Won)1,449 billion in 2011 primarily due to an increase in discounts on installment receivables as a result of an increase in our mobile subscribers in 2011 and an increase in commissions paid for outsourcing of building security on our real estate holdings.

•

Our operating expenses related to purchase of handsets increased by 6.6%, or (Won)265 billion, from (Won)3,985 billion in 2010 to (Won)4,250 billion in 2011 primarily due to an increase in the number of smart phones sold.

These factors were partially offset by the following:

•

Depreciation decreased by 7.6%, or (Won)217 billion, from (Won)2,864 billion in 2010 to (Won)2,647 billion in 2011 primarily due to the one-time effect of the shortening of estimated useful lives of assets in the Personal Customer Group, which is prospectively applicable from January 1, 2010, the transition date of IFRS, resulting in more assets fully depreciated in 2010 and less assets subject to depreciation in 2011.

•

Research and development expenses decreased by 42.5%, or (Won)130 billion, from (Won)306 billion in 2010 to (Won)176 billion in 2011 primarily due to an internal reorganization of our research and development staff, which decreased the number of departments and employees whose expenses are categorized in this category.

•

Interconnection charges decreased by 9.0%, or (Won)110 billion, from (Won)1,226 billion in 2010 to (Won)1,116 billion in 2011 primarily due to decreases in land-to-mobile and land-to-land interconnection rates applicable during 2011 compared to 2010.

Operating Profit

Due to the factors described above, our operating profit decreased by 1.7%, or (Won)34 billion, from (Won)2,008 billion in 2010 to (Won)1,974 billion in 2011. Our operating margin, which is operating profit as a percentage of operating revenues, decreased from 9.9% in 2010 to 9.0% in 2011.

Finance Income (Expenses)

The following table presents a breakdown of our finance income and expenses on a net basis and changes therein for 2010 and 2011.

	For the Year Ended December 31,				Changes
					2010 vs. 2011
	2010		2011		Amount		%
	(In billions of Won)
Interest income	(Won)	97	(Won)	151	(Won)	54	55.7%
Interest expense		(490)		(481)		9	(1.8)
Net foreign currency transaction gain (loss)		(3)		9		13	N.A.
Net foreign currency translation gain (loss)		33		(79)		(113)	N.A.
Net loss on settlement of derivatives		(1)		(27)		(26)	2,600.0
Net gain on valuation of derivatives		7		55		48	685.7
Net other finance expenses		(2)		(1)		1	(50.0)

Net finance expenses	(Won)	(359)	(Won)	(373)	(Won)	(14)	3.9%

N.A.	means not available.

Our net finance expenses increased by 3.9%, or (Won)14 billion, from (Won)359 billion in 2010 to (Won)373 billion in 2011 primarily due to our recognition of net foreign currency translation gain in 2010 compared to a net loss in 2011 and an increase in net loss on settlement of derivatives, the impact of which was partially offset by an increase in interest income and an increase in net gain on valuation of derivatives. Specifically:

•

We recorded net foreign currency translation gain of (Won)33 billion in 2010 compared to net foreign currency translation loss of (Won)79 billion in 2011 as the Market Average Exchange Rate of the Won against the U.S. dollar appreciated from (Won)1,167.6 to US$1.00 as of December 31, 2009 to (Won)1,138.9 to US$1.00 as of December 31, 2010 but it depreciated to (Won)1,153.3 to US$1.00 as of December 31, 2011. The impact of such net foreign currency translation loss was partially offset by an increase in net gain on valuation of derivatives discussed below.

•

Our net loss on settlement of derivatives increased by twenty-six fold or (Won)26 billion, from (Won)1 billion in 2010 to (Won)27 billion in 2011 primarily due to a significant increase in the size of our settled derivative contracts in 2011 compared to 2010.

These factors were partially offset by the following:

•

Our interest income increased by 55.7%, or (Won)54 billion, from (Won)97 billion in 2010 to (Won)151 billion in 2011 primarily due to an increase in our average balance of interest-earning assets from 2010 to 2011, including our holdings of cash and cash equivalents.

•

Our net gain on valuation of derivatives, which increased by 685.7%, or (Won)48 billion, from (Won)7 billion in 2010 to (Won)55 billion in 2011 primarily due to an increase in gains from our combined interest rate currency swap contracts due to the depreciation of the exchange rates of the Won against the Japanese Yen and the U.S. dollar from December 31, 2010 to December 31, 2011.

Income (Loss) from Jointly Controlled Entities and Associates

We recorded income from jointly controlled entities and associates of (Won)33 billion in 2010 compared to loss from jointly controlled entities and associates of (Won)3 billion in 2011 primarily due to an unrealized loss of (Won)30 billion recorded in connection with the sale and leaseback of certain of our properties to K-REALTY CR-REIT I, our equity-method investee specializing in real estate investments established in December 2011.

Income Tax Expense

Our income tax expense decreased by 20.1%, or (Won)79 billion, from (Won)396 billion in 2010 to (Won)317 billion in 2011 primarily due to an increase in tax credit carryforwards and deductions, as well as a decrease in profits from continuing operations before income tax. See Note 30 to the Consolidated Financial Statements. Our effective tax rate decreased from 23.6% in 2010 to 19.8% in 2011, primarily due to an increase in tax credit carryforwards and deductions in 2011. We had net deferred income tax assets of (Won)405 billion as of December 31, 2011.

Profit from Discontinued Operations

Our profit from discontinued operations increased by 469.9%, or (Won)141 billion, from (Won)30 billion in 2010 to (Won)171 billion in 2011 primarily due to profits recognized from our sale of a 72.96% controlling interest in New Telephone Company to Vimpel-Communications in October 2011, as well as our share of net income of New Telephone Company until the completion of sale, which we recorded under this category. See Note 38 to the Consolidated Financial Statements.

Profit for the Period

Due to the factors described above, our profit for the period increased by 10.4%, or (Won)137 billion, from (Won)1,315 billion in 2010 to (Won)1,452 billion in 2011. Our net income margin, which is profit for the period as a percentage of operating revenues, increased from 6.5% in 2010 to 6.6% in 2011.

Segment Results—Personal Customer Group

Our operating revenues for this segment, prior to adjusting for inter-segment transactions, increased by 3.2%, or (Won)311 billion, from (Won)9,715 billion in 2010 to (Won)10,026 billion in 2011, primarily due to an increase in the number of mobile subscribers as well as an increase in smart phones sold.

Our operating profit for this segment, prior to adjusting for inter-segment transactions, increased by 20.6%, or (Won)185 billion, from (Won)902 billion in 2010 to (Won)1,087 billion in 2011, as the 3.2% increase in the segment’s operating revenues outpaced a 1.4% increase in operating expenses, primarily due to the reasons discussed above. Operating margin, which is operating income as a percentage of total operating revenues prior to adjusting for inter-company sales, increased from 9.3% in 2010 to 10.8% in 2011.

Depreciation and amortization, prior to adjusting for inter-segment transactions, decreased by 14.9%, or (Won)206 billion, from (Won)1,383 billion in 2010 to (Won)1,177 billion in 2011, primarily due to the effect of the shortening of estimated useful lives of assets in the Personal Customer Group as described above.

Segment Results—Home/Global & Enterprise Customer Group

Our operating revenues for this segment, prior to adjusting for inter-segment transactions, decreased by 0.5%, or (Won)53 billion, from (Won)10,194 billion in 2010 to (Won)10,141 billion in 2011, primarily due to a decrease in fixed-line telephone service revenues, the impact of which was partially offset by an increase in revenues from Internet-related services.

Our operating profit for this segment, prior to adjusting for inter-segment transactions, decreased by 14.0%, or (Won)153 billion, from (Won)1,092 billion in 2010 to (Won)939 billion in 2011, as the segment recorded a 0.5% decrease in operating revenues while recording a 1.1% increase in operating expenses, primarily due to the reasons discussed above. Operating margin decreased from 10.7% in 2010 to 9.3% in 2011.

Depreciation and amortization, prior to adjusting for inter-segment transactions, increased by 0.3%, or (Won)5 billion, from (Won)1,656 billion in 2010 to (Won)1,660 billion in 2011.

Segment Results—Others

Our operating revenues for this segment, prior to adjusting for inter-segment transactions, increased by 72.9%, or (Won)1,979 billion, from (Won)2,717 billion in 2010 to (Won)4,696 billion in 2011, primarily due to consolidation of the revenues of KT Skylife starting on January 1, 2011 and of BC Card Co., Ltd. and its subsidiaries starting on October 1, 2011.

Our operating profit for this segment, prior to adjusting for inter-segment transactions, increased by 58.4%, or (Won)39 billion, from (Won)67 billion in 2010 to (Won)106 billion in 2011, as the segment recorded a 72.9% increase in operating revenues while recording a 73.2% increase in operating expenses, primarily due to the reasons discussed above. Operating margin decreased from 2.5% in 2010 to 2.3% in 2011.

Depreciation and amortization, prior to adjusting for inter-segment transactions, increased by 54.3%, or (Won)45 billion, from (Won)84 billion in 2010 to (Won)129 billion in 2011.

Item 5.B.  Liquidity and Capital Resources

The following table sets forth the summary of our cash flows for the periods indicated.

	For the Years Ended December 31,
	2010		2011
	(In billions of Won)
Net cash provided by operating activities	(Won)	2,973	(Won)	2,150
Net cash used in investing activities		(2,949)		(2,648)
Net cash provided by (used in) financing activities		(398)		768
Cash and cash equivalents at beginning of period		1,543		1,162
Cash and cash equivalents at end of period		1,162		1,445
Net increase (decrease) in cash and cash equivalents		(381)		284

Capital Requirements

Historically, our capital requirements consisted principally of purchases of property and equipment and other assets and repayments of borrowings. In our investing activities, we used cash of (Won)2,713 billion in 2010 and (Won)3,208 billion in 2011 for the acquisition of property and equipment, primarily construction-in-progress. In our financing activities, we used cash of (Won)5,576 billion in 2010 and (Won)6,025 billion in 2011 for repayment of borrowings and bonds.

In recent years, we have also required capital for payments of retirement and severance benefits related to our early retirement programs. We recorded payments of severance benefits of (Won)956 billion in 2010 and (Won)235 billion in 2011. In 2010, our payments were particularly high due to a special voluntary early retirement program held in December 2009 in which we received applications for voluntary early retirement from employees who had been employed by us for more than 15 years and provided them with additional financial incentives to retire early. The special voluntary early retirement program resulted in the early retirement of 5,992 employees out of 25,340 eligible employees.

From time to time, we may also require capital for investments involving acquisitions, including shares of our affiliates, and strategic relationships. For example, we acquired redeemable convertible preferred stock with voting rights and convertible bonds of KT Skylife for (Won)246 billion in January 2011, which increased our interest in the company from 32.1% to 53.1% subsequent to exercise of conversion rights.

Our cash dividends paid to shareholders and non-controlling interests amounted to (Won)493 billion in 2010 and (Won)595 billion in 2011.

We anticipate that capital expenditures, and, to a lesser extent, repayment of outstanding contractual obligations and commitments will represent the most significant use of funds for the next several years. We may also require capital for purchase of shares of our affiliates as well as investments involving acquisitions and strategic relationships. We compete in the telecommunications sector in Korea, which is rapidly evolving. In recent years, business combinations in the telecommunications industry have significantly changed the competitive landscape of the Korean telecommunications industry. We may need to incur additional capital expenditures to keep up with unexpected developments in rapidly evolving telecommunications technology. There can be no assurance that we will be able to secure funds on satisfactory terms from financial institutions or other sources that are sufficient for our unanticipated needs.

Payments of contractual obligations and commitments will also require considerable resources. In our ordinary course of business, we routinely enter into commercial commitments for various aspects of our operations, including repair and maintenance. We have also provided guarantees to our affiliates. See 20 to the Consolidated Financial Statements for a disclosure of the guarantees provided.

The following table sets forth selected information regarding our contractual obligations to make future payments as of December 31, 2011:

	Payments Due by Period
Contractual Obligations (1)	Total		Less than 1 Year		1-3 Years		4-5 Years		After 5 Years
	(In billions of Won)
Long-term debt obligations (including current portion of long-term debt)	(Won)	10,639	(Won)	1,721	(Won)	4,600	(Won)	2,585	(Won)	1,733
Capital lease obligations (including any interests)		183		67		116		—		—
Operating lease obligations		427		52		80		78		217
Severance payment obligations		2,094		88		264		371		1,371
Long-term accounts payable—others		496		55		270		168		3

Total	(Won)	13,839	(Won)	1,983	(Won)	5,330	(Won)	3,202	(Won)	3,324

Estimate of interest payment based on contractual interest rates effective as of December 31, 2011	(Won)	1,862	(Won)	454	(Won)	640	(Won)	323	(Won)	445

(1)	Contractual obligations represent contractual liabilities as of the consolidated balance sheet date excluding refundable deposits for telephone installation and accruals for customer call bonus points, which do not have definitive payment schedules.

Capital Resources

We have traditionally met our working capital and other capital requirements principally from cash provided by operations, while raising the remainder of our requirements primarily through debt financing. From time to time, we have also disposed of our treasury shares to meet our capital requirements.

Our major sources of cash have been net cash provided by operating activities, including profits for the period, expenses not involving cash payments such as depreciation and amortization, and proceeds from issuance of bonds and borrowings. We expect that these sources will continue to be our principal sources of cash in the future. Profit for the period was (Won)1,315 billion in 2010 and (Won)1,452 billion in 2011 due to the reasons discussed in Item 5.A. Operating Results. Depreciation and amortization of intangible assets was (Won)3,239 billion in 2010 and (Won)2,992 billion in 2011 primarily reflecting our capital investment activities during the recent years. Cash proceeds from issuance of bonds and borrowings were (Won)5,699 billion in 2010 and (Won)7,225 billion in 2011. As of December 31, 2011, we held 17,897,147 treasury shares.

We believe that we have sufficient working capital available to us for our current requirements and that we have a variety of alternatives available to us to satisfy our financial requirements to the extent that they are not met by funds generated by operations, including the issuance of debt securities and bank borrowings denominated in Won and various foreign currencies. For example, we successfully issued US$350 million of 3.875% notes due 2017 in January 2012. However, our ability to rely on some of these alternatives could be affected by factors such as the liquidity of the Korean and the global financial markets, prevailing interest rates, our credit rating and the Government’s policies regarding Won currency and foreign currency borrowings. Other factors which could materially affect our liquidity in the future include unanticipated increase in capital expenditures and decrease in cash provided by operations resulting from a significant decrease in demand for our services. We may also need to raise additional capital sooner than we expect in order to fund unanticipated investments and acquisitions.

Our total equity was (Won)11,354 billion as of December 31, 2010 and (Won)12,538 billion as of December 31, 2011.

Liquidity

We had a working capital (current assets minus current liabilities) deficit of (Won)365 billion as of December 31, 2010 and surplus of (Won)1,046 billion as of December 31, 2011. The following table sets forth the summary of our significant current assets for the periods indicated.

	As of December 31,
	2010		2011
	(In billions of Won)
Cash and cash equivalents	(Won)	1,162	(Won)	1,445
Short-term loans receivables, net		725		698
Trade and other receivables, net		4,193		6,159
Inventories, net		711		675

Our cash, cash equivalents and net short-term loans receivable maturing within one year totaled (Won)1,887 billion as of December 31, 2010 and (Won)2,143 billion as of December 31, 2011. Under IFRS as issued by IASB, bank deposits held at call and all other highly liquid temporary cash instruments within maturities of three months are considered as cash equivalents. Short-term loans receivables primarily consist of loans and other non-derivative financial assets with fixed or determinable payments that are not quoted in an active market with maturities of twelve months or less.

The following table sets forth the summary of our significant current liabilities for the periods indicated:

	As of December 31,
	2010		2011
	(In billions of Won)
Trade and other payables	(Won)	4,424	(Won)	5,890
Borrowings		2,722		2,112

As of December 31, 2011, we entered into various commitments with financial institutions totaling (Won)2,778 billion and US$85 million. See Note 20 to the Consolidated Financial Statements. As of December 31, 2011, (Won)115 billion and US$14 million were used under these facilities. We have not had, and do not believe that we will have, difficulty gaining access to short-term financing sufficient to meet our current requirements.

Capital Expenditures

We used cash of (Won)2,713 billion in 2010 and (Won)3,208 billion in 2011 for the acquisition of property and equipment, primarily construction-in-progress.

Our current capital expenditure plan, on a non-consolidated basis, calls for the expenditure of approximately (Won)3,500 billion in 2012, which may be adjusted depending on market conditions and our results of operations. The principal components of our capital investment plans are:

•	approximately (Won)1,786 billion in general expansion and modernization of our wireless network infrastructure (including approximately (Won)1,000 billion in capital investments for LTE service);

•	approximately (Won)1,157 billion for general expansion and modernization of our fixed-line network infrastructure; and

•	approximately (Won)557 billion in capital investments for our other services, including overhead costs.

Inflation

We do not consider that inflation in Korea has had a material impact on our results of operations in recent years. Inflation in Korea was 2.9% in 2010 and 4.3% in 2011. See “Item 3. Key Information—Item 3.D. Risk Factors—Korea is our most important market, and our current business and future growth could be materially and adversely affected if economic conditions in Korea deteriorate.”

Recent Accounting Pronouncements under IFRS

For a summary of new standards, amendments and interpretations issued under IFRS but not effective for 2011 and which have not been adopted early by us, see note 2.1 to the Consolidated Financial Statements.

For a summary of standards and exceptions applied by us in connection with the transition to IFRS starting in 2011, see note 4 to the Consolidated Financial Statements.

Item 5.C. Research and Development, Patents and Licenses, Etc.

In order to maintain our leadership in the converging telecommunications business environment and develop additional platforms, services and applications, we operate:

•	a technology strategy office;

•	a technology development office;

•	a central R&D laboratory;

•	a network R&D laboratory; and

•	a smart grid development center.

As of December 31, 2011, our Advanced Institute of Technology employed a total of 435 researchers and employees. As of December 31, 2011, our researchers and employees at our research centers had 72 doctoral degrees and 231 master’s degrees. As of December 31, 2011, KT Corporation had 5,350 registered patents domestically and 489 registered patents internationally.

Under the Information and Communications Industry Promotion Act, network service providers and specific service providers are obligated to contribute 0.75% and 0.5% of their total annual revenues, respectively, to the Institute of Information Technology Advancement, which uses the fund to promote research and development in information technology. We make contributions as a network service provider and specific service provider to the Korean government (Information and Telecommunication Improvement Fund), the Korea Electronic Telecommunication Research Institute and other research and development institutes. Including such contributions, total expenditures on research and development were (Won)306 billion in 2010 and (Won)176 billion in 2011.

In recent years, we have focused our research and development efforts in the following areas:

•	open telecommunications service platforms;

•	development of ubiquitous services and platforms relating to health care systems;

•	intelligent knowledge and smart interaction technologies;

•	various n-screen services, which allows purchased content to be viewed on multiple devices and platforms;

•	smart network architecture;

•	future network structure and solutions; and

•	green energy solutions, including smart grid technologies.

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

All of our directors are elected at the general shareholders’ meeting. If the total assets of a company listed on the KRX KOSPI Market as of the end of the preceding year exceeds (Won)2,000 billion, which is the case with us, the Commercial Code of Korea requires such company to have more than three outside directors with more than half of its total directors being outside directors. The term of office for all directors is up to three years, but the term is extended to the close of the annual shareholders’ meeting convened with respect to the last fiscal year of the term. If the term of office for the director ends before the close of the annual general meeting of shareholders convened with respect to the last fiscal year within such director’s term of office and a new director is appointed in his or her place, the term of office for such new director will be the remaining term of office of his or her predecessor.

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

Upon the request of any director, a meeting of the board of directors will be assembled. The chairperson of the board of directors is elected from among the outside directors by a resolution of the board of directors. The term of office of the chairperson is for one year.

Our current directors are as follows:

Name	Position	Director Since	Date of Birth	Expiration of Term of Office
Non-Independent Directors (1)

Suk-Chae Lee	Chief Executive Officer	January 2009	September 11, 1945	2015
Sang-Hoon Lee	President	March 2009	January 24, 1955	2013
Hyun-Myung Pyo	President	March 2009	October 21, 1958	2013

Outside Directors (1)

E. Han Kim	Chairperson of the Board of Directors, Professor, University of Michigan	March 2009	May 27, 1946	2015
Choon-Ho Lee	Chairperson of the Board of Directors of Korea Educational Broadcasting System	March 2009	July 22, 1945	2015
Jong-Hwan Song	Professor, Myongji University	March 2010	September 5, 1944	2013
Hyun Nak Lee	Professor, Sejong University	March 2011	November 4, 1941	2014
Byong Won Bahk	Chairperson, Korean Federation of Banks	March 2011	September 24, 1952	2014
Keuk Je Sung	Professor, Graduate School of Pan-Pacific International Studies, Kyunghee University	March 2012	June 4, 1953	2015
Sang Kyun Cha	Professor, Department of Electrical and Computer Engineering, Seoul National University	March 2012	February 19, 1958	2013

(1)	All of our non-independent and outside directors beneficially own less than one percent of the issued shares of KT Corporation in the aggregate.

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

Sang-Hoon Lee is a non-independent director and has served as the president of the Global & Enterprise Group since March 2009. He has previously served as senior executive vice president of the Business Development Group and executive vice president of the Business Marketing Unit. Mr. Lee holds a bachelor’s degree in engineering from Seoul National University and both his master’s degree and Ph.D degree in electric engineering from University of Pennsylvania.

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

E. Han Kim has served as our outside director since March 2009. He is currently a professor of business administration at University of Michigan and has served as outside director of POSCO and Hana Bank. Mr. Kim holds a bachelor’s degree from Rochester University, a master’s degree in business administration from Cornell University and a Ph.D. degree in finance from State University of New York-Buffalo.

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

Jong-Hwan Song has served as our outside director since March 2010. He is currently a professor of North Korean studies at Myongji University. Mr. Song holds a bachelor’s degree and a graduate degree in international relations from Seoul National University and a Ph.D. degree in political science from Hanyang University.

Hyun-Nak Lee has served as our outside director since March 2011. He is currently a professor at Sejong University, and was formerly a chief executive officer of Kyonggi Ilbo and an executive director and chief editor of Donga Ilbo. Mr. Lee holds a bachelor’s degree in economics from Seoul National University.

Byong-Won Bahk has served as our outside director since March 2011. He is currently a chairperson of Korean Federation of Banks. He was formerly a vice minister of the Ministry of Finance and Economy, a chief executive officer and chairperson of board of directors at Woori Finance Holdings Co., Ltd. and a chairperson of board of directors at Woori Bank. Mr. Bahk holds a master’s degree in economics from Washington University.

Keuk Je Sung has served as our outside director since March 2012. He is currently a professor at Kyunghee University Graduate School of Pan-Pacific International Studies. He was formerly Korea’s chief negotiator to the World Trade Organization’s General Agreement on Trade in Services. Mr. Sung holds a Ph.D. degree in economics from Northwestern University.

Sang Kyun Cha has served as our outside director since March 2012. He is currently a professor of electrical and computer engineering at Seoul National University. He was formerly a founder and currently an outside director of Transact In Memory, Inc. (currently SAP Labs Korea). Mr. Cha holds a Ph.D. degree in database systems from Stanford University.

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

The current executive officers are as follows:

Name (1)	Title and Responsibilities	Current Position Held Since	Years with the Company	Date of Birth
Sung-Bok Jung	President, Legal & Corporate Ethics Office	January 2009	3	December 7, 1954
Yu-Yeol Seo	President, Home Business Group	January 2010	33	September 9, 1956
Il-Yung Kim	Senior Executive Vice President, Corporate Center	January 2010	2	September 8, 1956
Yeon-Hak Kim	Senior Executive Vice President, Mobile Business Chief Operating Office	January 2012	24	May 17, 1962
Hong-Jin Kim	Senior Executive Vice President, Global & Enterprise Business Operating Office	January 2012	1	April 25, 1953
Won-Ki Hong	Senior Executive Vice President, Advanced Institute of Technology	March 2012	0	September 28, 1959
Sung-Man Kim	Senior Executive Vice President, Network Group	January 2010	29	October 3, 1956
Jung-Hee Song	Senior Executive Vice President, Service Innovation Group	January 2011	1	February 18, 1958
Hong-Seok Seo	Senior Executive Vice President, Corporate Relations Office	January 2011	1	November 20, 1960
In-Sung Jun	Senior Executive Vice President, Group Shared Service Group	January 2010	31	October 9, 1958
Joo-Sung Kim	Senior Executive Vice President, Contents & Media Task Force	March 2012	0	May 14, 1960
Jeong-Tae Park	Executive Vice President, Strategy & Planning Office	January 2012	27	December 10, 1959
Se-Hyun Oh	Executive Vice President, New Business Strategy Department	January 2011	1	July 2, 1963
Kyu-Taek Nam	Executive Vice President, Synergy Management Office	October 2010	25	February 6, 1961
Sun-Cheol Gweon	Executive Vice President, Synergy Management Department	December 2010	20	March 1, 1962
Sang-Jik Lee	Executive Vice President, Legal Affairs Center	June 2009	2	September 6, 1965
Tae-Hyo Ahn	Executive Vice President, Smart Eco Business Unit	July 2011	27	January 24, 1962
Heon-Moon Lim	Executive Vice President, Home Business Chief Operating Office	January 2012	24	November 15, 1960
Jong-Jin Chae	Executive Vice President, Professional Service Business Unit	January 2012	25	June 25, 1961
Dong-Hoon Han	Executive Vice President, Service Delivery Business Unit	December 2010	30	September 12, 1959
Kyu-Shik Shin	Executive Vice President, Domestic Enterprise Chief Sales Office	January 2012	1	June 7, 1957
Dong-Myun Lee	Executive Vice President, Technology Strategy Office	December 2010	20	October 15, 1962
Kyeong-Soo Lee	Executive Vice President, Network Strategy Business Unit	December 2010	19	February 5, 1960
Seong-Mok Oh	Executive Vice President, Mobile Network Business Unit	December 2010	26	August 20, 1960
Tae-Il Park	Executive Vice President, Network Technology Support Business Unit	December 2010	33	February 24, 1956
Hyun-Mi Yang	Executive Vice President, Customer Strategy Business Unit	December 2010	2	December 4, 1963
Young-Hee Song	Executive Vice President, Content & Media Division	December 2010	2	February 10, 1961
Tae-Yol Yoo	Executive Vice President, Economics & Management Research Laboratory	January 2009	27	April 4, 1960
Bum-Joon Kim	Executive Vice President, Financial Management Office, Chief Financial Officer	February 2012	8	March 25, 1965

Name (1)	Title and Responsibilities	Current Position Held Since	Years with the Company	Date of Birth
Seok-Keun Oh	Executive Vice President, Corporate Relations Support Office	January 2012	13	August 28, 1961
Gil-Joo Lee	Executive Vice President, Public Relations Office	November 2006	36	September 20, 1955
Jae-Geun Choi	Executive Vice President, Public Relations Department	January 2010	2	November 30, 1961
Sang-Hyo Kim	Executive Vice President, Human Resources Office	May 2010	1	April 1, 1956
Young-Hui Lee	Executive Vice President, Human Resources Office	October 2011	30	August 7, 1957
Sa-Il Kwon	Executive Vice President, General Affairs Office	January 2010	34	January 30, 1957
Eun-Hye Kim	Executive Vice President, Group Media & Communications Office	December 2010	1	January 6, 1971
Yun-Su Kim	Senior Vice President, Corporate Planning Department	December 2010	19	November 2, 1963
Hwa Jung	Senior Vice President, Group Strategy Department	December 2010	23	August 10, 1964
Sangwook Seo	Senior Vice President, Strategic Investment Department	November 2011	0	January 26, 1972
Byung-Ho Nam	Senior Vice President, Synergy Development Department 1	January 2012	0	February 23, 1967
Eung-Ho Lee	Senior Vice President, Corporate Ethics Department 1	January 2010	21	December 7, 1962
Eun-Soo Park	Senior Vice President, Corporate Ethics Department 2	January 2010	22	January 10, 1962
Kuk-Hyun Kang	Senior Vice President, Mobile Product & Marketing Business Unit	July 2011	22	September 8, 1963
Hyung-Wook Kim	Senior Vice President, Mobile Device Planning Department	January 2010	15	April 24, 1963
Hyeon-Mo Ku	Senior Vice President, Mobile Sales & CS Business Unit	January 2012	24	January 13, 1964
Hyon-Seog Lee	Senior Vice President, Mobile Sales Planning Department	January 2011	19	March 10, 1962
Chang-Young Yoon	Senior Vice President, Southern Metropolitan Mobile Sales Headquarter	July 2011	25	February 24, 1957
Myung-Bum Pyun	Senior Vice President, Northern Metropolitan Mobile Sales Headquarter	July 2011	14	June 19, 1960
Jae-Hyeon Kim	Senior Vice President, Chungcheong Mobile Sales Headquarter	January 2010	14	September 26, 1962
Bong-Goon Kwak	Senior Vice President, Mobile Business Fast Incubation Center	July 2011	27	March 2, 1960
Young-Lyoul Lee	Senior Vice President, olleh tv Business Unit	December 2010	5	September 17, 1962
Hae-Jung Park	Senior Vice President, Home Marketing Business Unit	July 2011	5	May 23, 1963
Seung-Dong Gye	Senior Vice President, Home Sales Business Unit	January 2012	34	June 6, 1958
Yong-Hwa Park	Senior Vice President, Home CS Business Unit	July 2011	28	March 2, 1958
Youn-Mo Jeon	Senior Vice President, Southern Seoul Sales Headquarter	December 2010	14	September 6, 1960
Jong-Hack Kang	Senior Vice President, Northern Seoul Sales Headquarter	January 2012	26	April 5, 1959
Jun-Su Jeong	Senior Vice President, Southern Gyeonggi Sales Headquarter	December 2010	19	November 2, 1962
Wook-Yeong Ryu	Senior Vice President, Busan Sales Headquarter	January 2012	36	December 20, 1956
Doo-Soo Chung	Senior Vice President, Incheon Sales Headquarter	January 2010	33	August 22, 1959

Name (1)	Title and Responsibilities	Current Position Held Since	Years with the Company	Date of Birth
Jin-Hoon Kim	Senior Vice President, Daegu Sales Headquarter	January 2012	25	May 5, 1960
Young-Beum Joo	Senior Vice President, Northern Gyeonggi Sales Headquarter	January 2012	22	October 1, 1963
Jin-Chul Kim	Senior Vice President, Jeonnam Sales Headquarter	January 2012	23	May 25, 1962
Pan-Sik Shin	Senior Vice President, Global Project TF	January 2012	25	February 25, 1959
Moon-Hwan Lee	Senior Vice President, Global & Enterprise Business Strategy Business Unit	January 2012	23	October 1, 1963
Won-Sik Han	Senior Vice President, Enterprise Product Business Unit	January 2012	26	October 26, 1960
Jun-Sick Bahk	Senior Vice President, Global Business Development Unit	January 2012	1	February 16, 1967
Jung-Sub Kwak	Senior Vice President, Global Sales Business Unit	October 2011	0	April 2, 1961
Hyung-Joon Kim	Senior Vice President, Global Network Business Department	January 2012	17	November 2, 1963
Sang-Wook Kim	Senior Vice President, Asia Department	January 2012	1	February 14, 1965
Dae-Su Park	Senior Vice President, Public Customer Business Unit	January 2012	22	October 28, 1963
Jae-Gyo Kim	Senior Vice President, Public Customer Department 1	January 2011	33	September 23, 1958
Yoon-Sik Jeong	Senior Vice President, Enterprise Customer Business Unit 1	December 2010	3	September 30, 1964
Kyung-Seok Park	Senior Vice President, Enterprise Customer Business Unit 2	December 2010	25	February 10, 1958
Young-Sik Park	Senior Vice President, SMB Customer Business Unit	December 2010	33	April 9, 1957
Young-Taik Kim	Senior Vice President, Satellite Business Unit	November 2011	25	May 10, 1958
Gang-Geun Lee	Senior Vice President, Northern Seoul Corporate Sales Headquarter	January 2012	23	June 22, 1961
Hong-Jae Lee	Senior Vice President, Southern Seoul Corporate Sales Headquarter	January 2012	26	August 29, 1962
Hyung-Chul Park	Senior Vice President, Southern Gyeonggi Corporate Sales Headquarter	December 2010	26	February 2, 1962
Tae-Il Kwon	Senior Vice President, Northern Gyeonggi Corporate Sales Headquarter	January 2012	26	January 11, 1958
Sung-Hwan Gong	Senior Vice President, Jeonnam Corporate Sales Headquarter	December 2010	26	December 21, 1960
Yoon-Young Park	Senior Vice President, Technology Development Office	January 2010	19	April 18, 1962
Han-Wook Jung	Senior Vice President, Central R&D Laboratory	January 2010	26	January 22, 1961
Sung-Chun Lee	Senior Vice President, Network R&D Laboratory	December 2010	26	May 28, 1960
Jin-Soo Sohn	Senior Vice President, Smart Grid & Energy Business Development Unit	January 2012	26	December 15, 1960
Jae-Yoon Park	Senior Vice President, Metropolitan Mobile Network O&M Headquarter	January 2012	25	December 18, 1960
Cha-Hyun Yoon	Senior Vice President, Network Design Business Unit	December 2010	26	December 2, 1961
Yung-Sig Yoon	Senior Vice President, Network O&M Business Unit	December 2010	27	November 20, 1956
Young-Hyun Kim	Senior Vice President, Gangbuk Network O&M Headquarter	January 2012	34	December 19, 1958
Chan-Kyung Park	Senior Vice President, Gangnam Network O&M Headquarter	January 2012	26	January 1, 1959
Tae-Geun Kim	Senior Vice President, Chungcheong Network O&M Headquarter	December 2010	28	March 16, 1959

Name (1)	Title and Responsibilities	Current Position Held Since	Years with the Company	Date of Birth
Cheol-Gyu Lee	Senior Vice President, Honam Network O&M Headquarter	January 2012	25	August 24, 1960
Kun-Muk Cho	Senior Vice President, Busan Network O&M Headquarter	January 2012	29	November 7, 1958
Hyeon-Kyu Lee	Senior Vice President, Advanced Platform Development Business Unit	July 2011	1	May 13, 1962
Jae Lee	Senior Vice President, Biz & IS Transformation Unit	December 2010	1	March 2, 1970
Moon-Chul Jung	Senior Vice President, Customer Satisfaction Planning Business Unit	January 2012	26	August 5, 1957
Ji-Yun Kim	Senior Vice President, Cloud Business Unit	January 2012	0	January 27, 1968
Dong-Sik Yun	Senior Vice President, Cloud Infrastructure Department	April 2010	23	June 9, 1963
Kyung-Kon Koh	Senior Vice President, Internet Business Unit	December 2010	2	April 28, 1963
Jae-Ho Jang	Senior Vice President, IT Strategy Business Unit	February 2012	0	July 12, 1962
Sang-Yong Lee	Senior Vice President, Data & Information Security Department	November 2010	1	December 23, 1967
Young-Soo Woo	Senior Vice President, Value Creation Unit	March, 2012	0	August 13, 1964
Hyo-Sill Kim	Senior Vice President, Smart Network Policy TF	February 2012	19	April 17, 1963
Gwang-Suk Shin	Senior Vice President, Financial Resources Department 1	December 2010	23	January 5, 1960
Seong-Jin Lee	Senior Vice President, Accounting Department	January 2009	15	December 2, 1958
Hee-Su Kim	Senior Vice President, Corporate Relations Strategy Department	February 2012	0	October 15, 1962
Choong-Seop Lee	Senior Vice President, Corporate Relations Cooperation Department	January 2012	12	June 3, 1958
Young-Pil Park	Senior Vice President, Corporate Relations Support Department	March 2009	7	February 9, 1968
Yong-Seok Yoon	Senior Vice President, Real Assets Management Office	January 2012	19	April 10, 1957
Sang-Pyo Kwon	Senior Vice President, Procurement Strategy Office	January 2012	26	January 7, 1960
Kwang-Jin Oh	Senior Vice President, Group Consulting Support Office	January 2012	14	January 15, 1959
Pill-Jai Lee	Senior Vice President, BTO Planning Department	September 2010	24	October 3, 1961
Sung-Hoon Shim	Senior Vice President, CEO Office	January 2009	23	February 25, 1964
Ki-Soong Jang	Senior Vice President, Educational Dispatch	January 2012	26	October 17, 1958
Jung-Won Park	Senior Vice President, Educational Dispatch	January 2012	25	July 26, 1959
Hong-Beom Jeon	Senior Vice President, Educational Dispatch	January 2012	20	October 3, 1962
Dae-San Lee	Senior Vice President, Research and Development	January 2012	25	January 10, 1961
Seok-Gyoon Na	Senior Vice President, Research and Development	January 2012	27	October 26, 1958

(1)	All of our executive officers beneficially own less than one percent of the issued shares of KT Corporation in the aggregate.

Item 6.B.  Compensation

Compensation of Directors

In 2011, the total amount of salaries, bonuses (including long-term performance-based incentives for directors) and allowances paid and accrued to all directors of KT Corporation for services in all capacities was approximately (Won)5 billion. The aggregate amount accrued by us to provide retirement benefits to such persons was (Won)270 million in 2011. Starting in 2009, we no longer pay long-term performance-based incentives to our outside directors.

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

Item 6.C.  Board Practices

As of December 31, 2011, none of our non-independent or outside directors maintained directors’ service contracts with us or with any of our subsidiaries providing for benefits upon termination of employment.

Corporate Governance Committee

The Corporate Governance Committee is comprised of four outside directors and one non-independent director, Choon-Ho Lee, E. Han Kim, Sang Kyun Cha and Hyun-Myung Pyo. The chairperson is Choon-Ho Lee. The committee is responsible for the review of matters with respect to our Corporate Governance Guidelines and our performance under such guidelines to monitor effectiveness of our corporate governance.

Outside Director Candidate Nominating Committee

The Outside Director Candidate Nominating Committee consists of one non-independent director and all of our outside directors, other than for election of an outside director resulting from the expiration of the term of the office, in which case such outside director whose term is expiring may not be a member of the committee. The committee’s duties include reviewing the qualifications of potential candidates and proposing nominees to serve as outside directors on our board of directors to the shareholders at the general meeting of shareholders. The committee members’ terms expire immediately after the adjournment of the shareholders’ meeting where the outside directors are elected.

Evaluation and Compensation Committee

The Evaluation and Compensation Committee is currently comprised of four outside directors, Hyun-Nak Lee, Choon-Ho Lee, Jong-Hwan Song and Keuk Je Sung. The chairperson is Hyun-Nak Lee. The committee’s duties include prior review of the Chief Executive Officer’s management goals, terms and conditions proposed for inclusion in the management contract of the Chief Executive Officer, including, but not limited to, determining whether the Chief Executive Officer has achieved the management goals, and the determination of compensation of the Chief Executive Officer and the non-independent directors. The committee members are elected by the board after the closing of the annual meeting, and the term of the committee members is for one year.

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

Related-Party Transactions Committee

The Related-Party Transactions Committee is currently comprised of four outside directors, Jong-Hwan Song, Byong Won Bahk, Keuk Je Sung and Sang Kyun Cha. The chairperson is Jong-Hwan Song. This committee reviews transactions between KT Corporation and its subsidiaries and ensures compliance with applicable antitrust laws. The committee members are elected by the board after the annual meeting, and the term of the committee members is for one year.

Audit Committee

Under the Commercial Code of Korea, we are required to establish an audit committee comprised of three or more outside directors comprised of at least two-thirds of the audit committee members. Audit Committee members must also meet the applicable independence criteria set forth under the rules and regulations of the Sarbanes-Oxley Act of 2002. The committee is currently comprised of Hyun-Nak Lee, E. Han Kim and Byong Won Bahk. The chairperson is Hyun-Nak Lee. Members of the committee are elected by our shareholders at the shareholders’ meeting. Our internal and external auditors report directly to the committee.

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

Item 6.D.  Employees

On a non-consolidated basis, we had 31,215 employees as of December 31, 2011, compared to 31,155 employees as of December 31, 2010 and 30,841 employees as of December 31, 2009.

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

In 2010 and 2011, 124 and 334 employees, respectively, retired under KT Corporation’s voluntary early retirement plan. We did not have a special voluntary early retirement program in 2010 or 2011.

Labor Relations

We consider our current relations with our work force to be good. However, in the past, we have experienced opposition from our labor union for our strategy of restructuring to improve our efficiency and profitability by disposing of non-core businesses and reducing our employee base.

As of December 31, 2011, about 78.5% of all employees of KT Corporation were members of the KT Trade Union. On behalf of its members, the Union negotiates with us a collective bargaining agreement every two years, and our current collective bargaining agreement expires on May 23, 2013. The current collective bargaining agreement provides that even in the event of a strike, the minimum number of employees necessary to operate the telecommunications business must continue to work.

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

Recent amendments to the Trade Union and Labor Relations Adjustment Act (“Labor Act”), which became effective on July 1, 2011, allow multiple labor unions to be formed within one company. Therefore, additional labor unions may be formed by our employees. Pursuant to such amendments, our employees formed a new labor union called “KT New Union” in August 2011. The amended Labor Act also requires such multiple unions to consolidate themselves into a single channel when negotiating with the company on behalf of their members and to enter into a single collective bargaining agreement with the company.

Employee Stock Ownership and Benefits

We have an employee stock ownership association, which may purchase on behalf of its members up to 20.0% of any of our shares offered publicly in Korea. The employee stock ownership association owned 1.36% of our issued shares as of December 31, 2011.

In accordance with the National Pension Act of Korea, we contribute an amount equal to 4.5% of an employee’s standard monthly wages, and each employee contributes 4.5% of his or her standard monthly wages, into his or her personal pension account. Our employees, including executive officers as well as non-executive employees, are subject to a pension insurance system, under which we make monthly contributions to the pension accounts of the employees, and upon retirement, such employees are paid the pension amount due from their pension accounts. Prior to April 2011, our executive and non-executive employees were subject to a lump-sum severance payment system, under which they were entitled to receive a lump-sum severance payment upon termination of their employment, based on their length of service and salary level at the time of termination. Starting in April 2011, in accordance with the Korean Employee Retirement Income Security Act, we replaced such lump-sum severance payment system with our current pension insurance system in the form of a defined benefit plan, with a total unfunded portion of approximately (Won)426 billion as of December 31, 2011. Lump-sum severance amounts previously accrued prior to our adoption of the current pension insurance system continue to remain payable. We also provide a wide range of fringe benefits to our employees, including housing, housing loans, company-provided hospitals and schools, a company-sponsored pension program, an employee welfare fund, industrial disaster insurance, cultural and athletic facilities, physical education grants, meal allowances, medical examinations and training and resort centers. See “Item 5. Operating and Financial Review and Prospects—Item. 5.A. Operating Results—Salaries and Related Costs.”

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

Item 6.E.  Share Ownership

Common Stock

The persons who are currently our directors held, as a group, 57,339 common shares as of March 31, 2012, the most recent date for which this information is available. The table below shows the ownership of our common shares by directors:

Shareholders	Number of Common Shares Owned
Suk-Chae Lee	33,793
Sang-Hoon Lee	13,800
Hyun-Myung Pyo	6,266
Sang Kyun Cha	2,400
E. Han Kim	270
Choon-Ho Lee	270
Jong-Hwan Song	270
Hae-Bang Chung	270
Hyun Nak Lee	—
Keuk Je Sung	—

Stock Options

We have not granted any stock options to our current directors and executive officers.

Item 7.  Major Shareholders and Related Party Transactions

Item 7.A.  Major Shareholders

The following table sets forth certain information relating to the shareholders of our common stock as of December 31, 2011:

Shareholders	Number of Shares	Percent of Total Shares Issued
National Pension Corporation	22,373,434	8.57%
NTTDoCoMo, Inc.	14,257,813	5.46%
Employee stock ownership association	3,558,570	1.36%
Directors as a group	57,339	0.01%
Public	203,054,090	77.77%
KT Corporation (held in the form of treasury stock) (1)	17,810,562	6.82%

Total issued shares	261,111,808	100.00%

(1)	Includes shares of treasury stock owned by our treasury stock fund.

Item 7.B.  Related Party Transactions

We have engaged in various transactions with our subsidiaries and affiliated companies. See Notes 35 to the Consolidated Financial Statements. We have not issued any guarantees in favor of our consolidated subsidiaries.

Item 7.C.  Interests of Experts and Counsel

Not applicable.

Item 8.   Financial Information

Item 8.A.  Consolidated Statements and Other Financial Information

See “Item 18—Financial Statements” and pages F-1 through F-96.

Legal Proceedings

In November 2009, 56 of our former customers began a claim against us for an aggregate (Won)130 million in damages, alleging that we improperly subscribed them to our optional flat rate plans for fixed-line services without properly obtaining their consent or giving notification. The Seoul Central District Court ruled in favor of us on all claims in May 2011, and the plaintiffs filed an appeal in June 2011. The Seoul High Court overruled the plaintiffs’ appeal in December 2011, and the plaintiffs subsequently filed an appeal to the Supreme Court of Korea. In March 2012, the Supreme Court of Korea denied the plaintiffs’ appeal. In connection with this complaint, the Korea Communications Commission investigated our past practices regarding our subscription of customers to optional flat rate plans, and issued an administrative decision in April 2011 which imposed several corrective orders including amendments to our standard terms of use and issuance of an administrative fine of approximately (Won)10 billion. We paid such fines to the Korea Communications Commission and implemented its corrective orders.

As part of our decision to apply for reallocation of the 20 MHz bandwidth in the 1.8 GHz spectrum, we applied to the Korea Communications Commission to terminate our 2G PCS services,

and on November 23, 2011, the Korea Communications Commission approved our plan. However, on November 30, 2011, approximately 900 of our 2G PCS service subscribers filed a class-action suit against the Korea Communications Commission for its approval of our plan, claiming that we used improper means to reduce our 2G PCS subscribers to comply with regulatory requirements before terminating the 2G PSC services and that the Korea Communications Commission did not consider such factor in approving our plan. On December 6, 2011, the Seoul Administrative Court issued a preliminary injunction, which temporarily suspended our termination of the 2G PCS services until the case went to trial. We immediately appealed the decision and the Seoul High Court overruled the preliminary injunction on December 26, 2011 and reinstated the Korea Communications Commission’s approval. Accordingly, we terminated our 2G PCS services in the Seoul metropolitan area and began the termination process for the rest of Korea on January 3, 2012. On January 12, 2012, the 2G subscribers filed an appeal of the Seoul High Court’s decision with the Supreme Court of Korea, and on February 1, 2012, the Supreme Court of Korea denied such appeal. On January 17, 2012, trial for the original class-action suit filed by the 2G subscribers began in the Seoul Administrative Court. The outcome of the trial, and any effect it may have on us, cannot be determined at this time.

In March 2012, the Fair Trade Commission issued an administrative fine of approximately (Won)5 billion, after investigating certain pricing and subsidy practices of mobile service carriers and handset manufacturers. Samsung Electronics Co., Ltd., LG Electronics Co., Ltd., Pantech Curitel Co., Ltd., SK Telecom and LG U+ were also issued administrative fines as a result of the investigation. We expect to pay such fines in the second half of 2012.

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

Year	Annual Dividend per Common Stock	Interim Dividend per Common Stock	Average Total Dividend per Common Stock
	(In Won)	(In Won)	(In Won)
2007	2,000	—	2,000
2008	1,120	—	1,120
2009	2,000	—	2,000
2010	2,410	—	2,410
2011	2,000	—	2,000

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

Item 9.  The Offer and Listing

Item 9.A. Offer and Listing Details

Market Price Information

Common Stock

Our shares were listed on the KRX KOSPI Market on December 23, 1998. The price of the shares on the KRX KOSPI Market as of the close of trading on April 26, 2012 was (Won)29,650 per share. The table below shows the high and low closing prices and the average daily volume of trading activity on the KRX KOSPI Market for the shares since January 2007.

	Price		Average Daily Trading Volume
	High	Low
	(In Won)		(Number of shares)
2007	56,100	40,150	917,274
2008	52,200	29,500	1,019,430
2009	42,000	33,100	1,371,110
2010	50,600	39,150	1,343,486
First quarter	50,600	39,150	1,838,430
Second quarter	49,350	44,650	1,353,466
Third quarter	45,700	41,100	1,148,613
Fourth quarter	49,200	43,500	1,033,436
2011	45,500	34,200	1,063,506
First quarter	45,500	37,850	1,131,917
Second quarter	40,700	36,350	874,054
Third quarter	40,700	34,200	1,287,651
Fourth quarter	38,300	35,450	960,651
2012 (through April 26)	35,450	29,650	969,569
First quarter	35,450	30,650	1,025,698
January	35,450	33,150	1,182,018
February	33,700	32,100	1,070,467
March	33,100	30,650	863,037
Second quarter (through April 26)	31,600	29,650	755,923
April (through April 26)	31,600	29,650	755,923

Source:	KRX KOSPI Market.

ADSs

The outstanding ADSs, each of which represents one-half of one share of our common stock, have been traded on the New York Stock Exchange and the London Stock Exchange since May 25, 1999.

The price of the ADSs on the New York Stock Exchange as of the close of trading on April 26, 2012 was $12.93 per ADS. The table below shows the high and low trading prices and the average daily volume of trading activity on the New York Stock Exchange for our ADSs since January 2007.

	Price		Average Daily Trading Volume
	High	Low
	(In US$)		(Number of ADSs)
2007	29.22	21.51	592,205
2008	27.10	10.10	819,733
2009	17.64	11.42	639,566
2010	22.62	17.12	784,905
First quarter	21.43	17.12	718,461
Second quarter	22.62	18.61	744,727
Third quarter	20.46	17.79	868,906
Fourth quarter	22.07	20.29	803,784
2011	20.86	14.49	1,124,692
First quarter	20.72	18.34	1,380,642
Second quarter	20.86	17.75	1,184,508
Third quarter	19.86	14.78	1,132,314
Fourth quarter	17.52	14.49	805,246
2012 (through April 26)	15.49	12.93	1,331,248
First quarter	15.49	13.69	1,436,313
January	15.49	14.36	1,529,210
February	15.20	14.18	1,298,580
March	14.80	13.69	1,386,164
Second quarter (through April 26)	13.90	12.93	969,356
April (through April 26)	13.90	12.93	969,356

Source:	New York Stock Exchange.

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

Year	Opening	High	Low	Closing	Period Average
					Dividend Yield (1) (2) (Percent)	Price Earnings Ratio (2) (3)
1985	139.53	163.37	131.40	163.37	5.3	5.2
1986	161.40	279.67	153.85	272.61	4.3	7.6
1987	264.82	525.11	264.82	525.11	2.6	10.9
1988	532.04	922.56	527.89	907.20	2.4	11.2
1989	919.61	1,007.77	844.75	909.72	2.0	13.9
1990	908.59	928.82	566.27	696.11	2.2	12.8
1991	679.75	763.10	586.51	610.92	2.6	11.2
1992	624.23	691.48	459.07	678.44	2.2	10.9
1993	697.41	874.10	605.93	866.18	1.6	12.7
1994	879.32	1,138.75	855.37	1,027.37	1.2	16.2
1995	1,027.45	1,016.77	847.09	882.94	1.2	16.4
1996	882.29	986.84	651.22	651.22	1.3	17.8
1997	647.67	792.29	350.68	376.31	1.5	17.0
1998	374.41	579.86	280.00	562.46	1.9	10.8
1999	565.10	1,028.07	498.42	1,028.07	1.1	13.5
2000	1,028.33	1,059.04	500.60	504.62	2.1	12.9
2001	503.31	704.50	468.76	693.70	1.7	16.4
2002	698.00	937.61	584.04	627.55	1.6	15.2
2003	633.03	822.16	515.24	810.71	2.0	11.8
2004	821.26	936.06	719.59	895.92	2.0	13.8
2005	896.00	1,379.37	870.84	1,379.37	1.8	10.6
2006	1,383.32	1,464.70	1,203.86	1,434.46	1.6	11.1
2007	1,438.89	2,064.85	1,355.79	1,897.13	1.4	15.8
2008	1,891.45	1,888.88	938.75	1,124.47	2.6	8.9
2009	1,132.87	1,718.88	1,018.81	1,682.77	1.6	22.9
2010	1,696.14	2,051.00	1,552.79	2,051.00	1.1	17.8
2011	2,078.08	2,228.96	1,652.71	1,825.74	1.5	10.9
2012 (through April 26)	1,826.37	2,029.29	1,875.68	1,964.04	1.4	11.5

Source:	The KRX KOSPI Market

(1)	Dividend yields are based on daily figures. Dividend yields after January 3, 1984 include cash dividends only.

(2)	Starting in April 2000, dividend yield and price earnings ratio are calculated based on KOSPI 200, an index of 200 equity securities listed on the KRX KOSPI Market. Starting in April 2000, KOSPI 200 excludes classified companies, companies which did not submit annual reports to the KRX KOSPI Market, and companies which received qualified opinion from external auditors.

(3)	The price earnings ratio is based on figures for companies that record a profit in the preceding year.

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

The number of companies listed on the KRX KOSPI Market, the corresponding total market capitalization at the end of the periods indicated and the average daily trading volume for those periods are set forth in the following table:

	Market Capitalization on the Last Day of Each Period			Average Daily Trading Volume, Value
Year	Number of Listed Companies	(Billions of Won)	(Millions of Dollars) (1)	Thousands of Shares	(Millions of Won)	(Thousands of Dollars) (1)
1985	342	6,570	7,381	18,925	12,315	13,834
1986	355	11,994	13,924	31,755	32,870	38,159
1987	389	26,172	33,033	20,353	70,185	88,583
1988	502	64,544	94,348	10,367	198,364	289,963
1989	626	95,477	140,490	11,757	280,967	414,430
1990	669	79,020	110,301	10,866	183,692	256,411
1991	686	73,118	96,107	14,022	214,263	281,629
1992	688	84,712	107,448	24,028	308,246	390,977

	Market Capitalization on the Last Day of Each Period			Average Daily Trading Volume, Value
Year	Number of Listed Companies	(Billions of Won)	(Millions of Dollars) (1)	Thousands of Shares	(Millions of Won)	(Thousands of Dollars) (1)
1993	693	112,665	139,420	35,130	574,048	710,367
1994	699	151,217	191,730	36,862	776,257	984,223
1995	721	141,151	182,201	26,130	487,762	629,613
1996	760	117,370	139,031	26,571	486,834	575,680
1997	776	70,989	50,162	41,525	555,759	392,707
1998	748	137,799	114,091	97,716	660,429	546,803
1999	725	349,504	305,137	278,551	3,481,620	3,039,655
2000	704	188,042	149,275	306,163	2,602,211	2,065,739
2001	689	253,843	191,421	473,241	1,997,420	1,506,237
2002	683	258,681	215,496	857,245	3,041,598	2,533,815
2003	684	355,363	296,679	542,010	2,216,636	1,850,589
2004	683	412,588	395,275	372,895	2,232,109	2,138,445
2005	702	655,075	646,668	467,629	3,157,662	3,117,139
2006	731	704,588	757,948	279,096	3,435,180	3,695,332
2007	746	951,887	1,014,589	363,732	5,539,588	5,904,485
2008	765	576,888	458,757	355,205	5,189,644	4,126,953
2009	770	887,316	759,949	483,902	5,783,552	4,953,367
2010	777	1,141,885	1,002,621	380,859	5,619,768	4,934,382
2011	791	1,041,999	903,493	353,760	6,863,146	5,950,877
2012 (through April 26)	788	1,129,236	991,080	518,357	5,659,853	4,967,398

Source:	The KRX KOSPI Market

(1)	Converted at the Concentration Base Rate of The Bank of Korea or the Market Average Exchange Rate as announced by Seoul Money Brokerage Services Limited, as the case may be, at the end of the periods indicated.

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

Foreign investors are permitted to invest in warrants representing the right to subscribe for shares of a company listed on the KRX KOSPI Market or registered on the KRX KOSDAQ Market, subject to certain investment limitations. A foreign investor may not acquire such warrants with respect to shares of a class of a company for which the ceiling on aggregate investment by foreigners has been reached or exceeded.

Foreign investors are permitted to invest in all types of corporate bonds, bonds issued by national or local governments and bonds issued in accordance with certain special laws without being subject to any aggregate or individual investment ceiling. The Financial Services Commission sets forth procedural requirements for such investments. Foreigners are permitted to invest in certificates of deposit and repurchase agreements.

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

Item 9.D.  Selling Shareholders

Not applicable.

Item 9.E.  Dilution

Not applicable.

Item 9.F.  Expenses of the Issuer

Not applicable.

Item 10.  Additional Information

Item 10.A.  Share Capital

Currently, our authorized share capital is 1,000,000,000 shares, which consists of shares of common stock, par value (Won)5,000 per share (“Common Shares”) and shares of non-voting preferred stock, par value (Won)5,000 per share (“Non-Voting Shares”). Common Shares and Non-Voting Shares together are referred to as “Shares.” Under our articles of incorporation, we are authorized to issue Non-Voting Shares up to one-fourth of our total issued capital stock. As of December 31, 2011, 261,111,808 Common Shares were issued, of which 17,897,147 shares were held by the treasury stock fund or us as treasury shares. We have never issued any Non-Voting Shares. All of the issued Common Shares are fully-paid and non-assessable and are in registered form. We issue share certificates in denominations of 1, 5, 10, 50, 100, 500, 1,000 and 10,000 shares.

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

Members of our employee stock ownership association, whether or not they are our shareholders, generally have a preemptive right to subscribe for up to 20.0% of the Shares publicly offered pursuant to the Financial Investment Services and Capital Markets Act. This right is exercisable only to the extent that the total number of Shares so acquired and held by members of our employee stock ownership association does not then exceed 20.0% of the total number of Shares then issued (including in such total both: (i) all issued and outstanding Shares at the time the preemptive rights are exercised; and (ii) all Shares to be newly issued in the applicable share issuance transaction in connection with which such preemptive rights are exercised). As of December 31, 2011, 1.36% of the issued Shares were held by members of our employee stock ownership association.

Limitation on Shareholdings

The Telecommunications Business Act permits maximum aggregate foreign shareholding in us to be 49.0% of our total issued and outstanding Shares with voting rights (including equivalent securities with voting rights, e.g., depositary certificates and certain other equity interests). For the purposes of the foregoing, a shareholder is a “foreign shareholder” if such shareholder is: (1) a foreign person; (2) a foreign government; or (3) a company whose largest shareholder is a foreign person (including any “specially related persons” as determined under the Financial Investment Services and Capital Markets Act) or a foreign government, in circumstances where (i) such foreign person or foreign government holds, in aggregate, 15.0% or more of such company’s total voting shares, and (ii) such company holds at least 1.0% of our total issued and outstanding Shares with voting rights. For the avoidance of doubt, both of conditions (i) and (ii) in the foregoing item (3) must exist for such a company to be counted as a “foreign shareholder” for the purposes of calculating whether the 49.0% foreign shareholding threshold is reached under the Telecommunications Business Act. In addition, the Telecommunications Business Act prohibits a foreign shareholder from being our largest shareholder if such shareholder owns 5.0% or more of our Shares with voting rights. For the purposes of this restriction, any two or more foreign persons or foreign governments who enter into an agreement to act in concert in the exercise of their voting rights will be counted together and prohibited from becoming our largest shareholder in the event that they collectively hold 5.0% or more of our Shares. The Foreign Investment Promotion Act also prohibits any foreign shareholder from being our largest shareholder, if such shareholder owns 5.0% or more of our Shares with voting rights. For the purposes of this restriction under the Foreign Investment Promotion Act, a “foreign shareholder” is defined in the same manner as described above with respect to the foreign shareholding restriction under the Telecommunications Business Act, provided, however, that no exception is made under the Foreign Investment Promotion Act regulations for companies that own less than 1.0% of our Shares (see item (3)(ii) above in this paragraph). A foreigner who has acquired the Shares in excess of such ceiling described above may not exercise its voting rights for shares in excess of such limitation, and the Korea Communications Commission may require corrective measures to comply with the ownership restrictions.

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

As of December 31, 2011, there were 17,897,147 treasury shares including shares held by our treasury stock fund.

Liquidation Rights

In the event of our liquidation, after payment of all debts, liquidation expenses and taxes, our remaining assets will be distributed among shareholders in proportion to their shareholdings. Holders of Non-Voting Shares have no preference in liquidation.

Item 10.C.  Material Contracts

We have not entered into any material contracts since January 1, 2010, other than in the ordinary course of our business. For information regarding our agreements and transactions with certain related parties, see “Item 7.B. Related Party Transactions” and Note 35 to the Consolidated Financial Statements. For a description of certain agreements entered into during the past two years related to our capital commitments and obligations, see “Item 5.B. Liquidity and Capital Resources.”

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

Item 11.  Quantitative and Qualitative Disclosures About Market Risk

We are exposed to foreign exchange rate and interest rate risks primarily associated with underlying liabilities, and to equity price risk as a result of our investment in equity securities. Our long-term financial policies are annually reported to our Board of Directors, and our Value Management Office conducts financial risk management and assessment. Upon identification and evaluation of our risk exposures, we selectively enter into derivative financial instruments to manage the risks. These contracts are entered into with major financial institutions, thereby minimizing the risk of credit loss. The activities of our finance division are subject to policies approved by our foreign exchange and interest rate risk management committee. These policies address the use of derivative financial instruments, including the approval of counterparties, setting of limits and investment of excess liquidity. Our general policy is to hold or issue derivative financial instruments largely for hedging purposes.

For our trading derivative contracts, we recognized a valuation gain of (Won)21 billion and a valuation loss of (Won)0 billion in 2010 and a valuation gain of (Won)13 billion and a valuation loss of (Won)0 billion in 2011. For our hedging derivative contracts, we recognized a valuation gain of (Won)35 billion, a valuation loss of (Won)47 billion and accumulated other comprehensive expense of (Won)49 billion in 2010 and a valuation gain of (Won)54 billion, a valuation loss of (Won)9 billion and accumulated other comprehensive income of (Won)22 billion in 2011. For further details regarding the assets, liabilities, gains and losses recorded relating to our derivative contracts outstanding as of December 31, 2010 and 2011, see Note 9 to the Consolidated Financial Statements.

Exchange Rate Risk

Substantially all of our cash flow is denominated in Won. We are exposed to foreign exchange risk related to foreign currency denominated liabilities and anticipated foreign exchange payments. Anticipated foreign exchange payments, mostly in Dollars, relate primarily to payments of foreign currency denominated debt, net settlements paid to foreign telecommunication carriers and payments for equipment purchased from foreign suppliers. We have entered into several currency swap contracts, combined interest currency swap contracts and currency forward contracts to hedge our foreign currency risks.

The following table shows our assets and liabilities denominated in foreign currency as of December 31, 2010 and 2011.

	As of December 31,
	2010		2011
(in thousands of foreign currencies)	Financial assets	Financial liabilities	Financial assets	Financial liabilities
U.S. Dollar	201,620	2,421,054	209,742	2,299,644
Special Drawing Right	5,721	4,256	1,160	744
Japanese Yen	970,586	19,913,770	1,080,392	35,446,361
British Pound	6	131	7	108
Euro	632	1,317	1,239	3,357
Algerian Dinar	20,339	—	18,714	—
Chinese Yuan	14,772	991	14,495	700
Russian Ruble	1,412,479	238,975	—	—
Uzbekistani Sum	16,679,037	59,788,523	—	—
Indonesian Rupiah	—	—	411,687	10,000

As of December 31, 2010 and 2011, a 10% increase in the exchange rate between the Won and all foreign currencies, with all other variables held constant, would have decreased our profit before income tax by (Won)61 billion and (Won)57 billion, respectively, and shareholders’ equity by (Won)46 billion and (Won)50 billion, respectively, with a 10% decrease in the exchange rate having the opposite effect. The foregoing sensitivity analysis assumes that all variables other than foreign exchange rates are held constant, and as such, does not reflect any correlation between foreign exchange rates and other variables, nor our decision to decrease the risk. See Note 36 to the Consolidated Financial Statements.

Interest Rate Risk

We are also subject to market risk exposure arising from changing interest rates. A reduction of interest rates increases the fair value of our debt portfolio, which is primarily of a fixed interest nature. We use, to a limited extent, interest rate swap contracts and combined interest rate and currency swap contracts to reduce interest rate volatility on some of our debt and manage our interest expense by achieving a balanced mixture of floating and fixed rate debt. We entered into several interest rate swap contracts in which we exchange fixed interest rate payments with variable interest rate payments for a specified period, as well as entered into the combined interest rate and currency swap contracts to hedge our interest rate risk.

The following table summarizes the principal amounts, fair values, principal cash flows by maturity date and weighted average interest rates of our short-term and long-term liabilities as of December 31, 2011 which are sensitive to exchange rates and/or interest rates. The information is presented in Won, which is our reporting currency.

	Maturities
							December 31, 2011
	2012	2013	2014	2015	2016	Thereafter	Total	Fair Value
	(In Won millions except rates)
Local currency:
Fixed rate	1,690,076	1,527,610	1,239,051	612,648	1,239,476	1,618,963	7,927,824	7,975,810
Average weighted rate (1)	4.75%	5.46%	5.03%	5.35%	4.31%	4.61%	4.21%	—
Variable rate	51,342	15,000	30,000	40,000	0	0	136,342	137,048
Average weighted rate (1)	3.77%	4.94%	4.54%	4.97%	0%	0%	4.42%	—

Sub-total	1,741,418	1,542,610	1,269,051	652,648	1,239,476	1,618,963	8,064,166	8,112,858

Foreign currency:
Fixed rate	235,243	519,806	691,980	461,320	230,660	115,330	2,254,339	2,327,392
Average weighted rate (1)	5.35%	1.58%	5.88%	4.88%	5.88%	6.50%	4.66%	—
Variable rate	136,842	461,320	115,330	0	0	0	713,492	686,780
Average weighted rate (1)	2.08%	1.59%	1.52%	0%	0%	0%	1.67%	—

Subtotal	372,085	981,126	807,310	461,320	230,660	115,330	2,967,831	3,014,172

Total	2,113,503	2,523,736	2,076,361	1,113,968	1,470,136	1,734,293	11,031,997	11,127,030

(1)	Weighted average rates of the portfolio at the period end.

As of December 31, 2010 and 2011, a 100 basis point increase in the market interest rates, with all other variables held constant, would have decreased our profit before income tax by (Won)1 billion and (Won)1 billion, respectively, and shareholders’ equity by (Won)4 billion and (Won)345 million, respectively, and a 100 basis point decrease in the market interest rates, with all other variables held constant, would have decreased our profit before income tax by (Won)17 billion and (Won)13 billion, respectively, and shareholders’ equity by (Won)15 billion and 14 billion, respectively. The foregoing sensitivity analysis assumes that all variables other than market interest rates are held constant, and as such, does not reflect any correlation between market interest rates and other variables, nor our decision to decrease the risk, but reflects the effects of derivative contracts in place at the time of conducting the analysis.

Equity Price Risk

We are also subject to market risk exposure arising from changes in the equity securities market, which affect the fair value of our equity portfolio. As of December 31, 2010 and 2011, a 10% increase in the equity indices where our marketable equity securities are listed, with all other variables held constant, would have increased our shareholders’ equity by (Won)2 billion and (Won)4 billion, respectively, with a 10% decrease in the equity index having the opposite effect. The foregoing sensitivity analysis assumes that all variables other than changes in the equity index are held constant, and that our marketable equity instruments had moved according to the historical correlation to the index, and as such, does not reflect any correlation between the equity index and other variables.

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

Fees and Payments from the Depositary to Us

In 2011, we received the following payments, after deduction of applicable U.S. taxes, from the depositary:

Reimbursement of NYSE listing fees:	$103,750

Reimbursement of SEC filing fees:	$11,779

Reimbursement of settlement infrastructure fees (including maintenance fees):	$180,269

Reimbursement of proxy process expenses (printing, postage and distribution):	$40,292

Reimbursement of legal fees (reimbursement received in April 2012 in respect of 2011):	$363,953

Contributions toward our investor relations efforts (including non-deal roadshows, investor conferences and investor relations agency fees):	$456,951

PART II

Item 13.  Defaults, Dividend Arrearages and Delinquencies

Not applicable.

Item 14.  Material Modifications to the Rights of Security Holders and Use of Proceeds

Not applicable.

Item 15.  Controls and Procedures

Disclosure Controls and Procedures

Our management has evaluated, with the participation of our Chief Executive Officer and Chief Financial Officer, the effectiveness of our disclosure controls and procedures, as such term is defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act, as of December 31, 2011. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives. Based upon our evaluation, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures were effective as of the end of the period covered by this report. Our disclosure controls and procedures are designed to ensure that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the Commission’s rules and forms, and that it is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

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

Our management has completed an assessment of the effectiveness of our internal control over financial reporting as of December 31, 2011 based on criteria in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). Based on this assessment, management concluded that our internal control over financial reporting was effective as of December 31, 2011.

Samil PricewaterhouseCoopers, an independent registered public accounting firm, which also audited our consolidated financial statements as of, and for the year ended December 31, 2011, as stated in their report which is included herein, has issued an attestation report on the effectiveness of our internal control over financial reporting.

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

Item 16.  [Reserved]

Item 16A.  Audit Committee Financial Expert

At our annual shareholders’ meetings in March 2012, our shareholders reelected E. Han Kim as a member of the Audit Committee. Our Audit Committee is comprised of Hyun-Nak Lee, E. Han Kim and Byong Won Bahk. The board of directors has determined that E. Han Kim and Byong Won Bahk are the audit committee financial experts.

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

Item 16C.  Principal Accountant Fees and Services

Audit and Non-Audit Fees

The following table sets forth the fees billed to us by Samil PricewaterhouseCoopers, our independent auditors, during the fiscal year ended December 31, 2010 and 2011:

	Year Ended December 31,
	2010		2011
	(In millions)
Audit fees	(Won)	2,380	(Won)	2,492
Audit-related fees		70		100
Tax fees		43		146
Other fees		0		0

Total fees	(Won)	2,493	(Won)	2,738

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

Item 16D.  Exemptions from the Listing Standards for Audit Committees

Not applicable.

Item 16E.  Purchases of Equity Securities by the Issuer and Affiliated Purchasers

The following table sets forth the repurchases of common shares by us or any affiliated purchasers during the fiscal year ended December 31, 2011:

Period	Total Number of Shares Purchased	Average Price Paid per Share (In Won)	Total Number of Shares Purchased as Part of Publicly Announced Plans	Maximum Number of Shares that May Yet be Purchased Under the Plans
January 1 to January 31	—	—	—	—
February 1 to February 29	—	—	—	—
March 1 to March 31	—	—	—	—
April 1 to April 30	—	—	—	—
May 1 to May 31	—	—	—	—
June 1 to June 30	—	—	—	—
July 1 to July 31	—	—	—	—
August 1 to August 31	—	—	—	—
September 1 to September 30	—	—	—	—
October 1 to October 31	—	—	—	—
November 1 to November 30	—	—	—	—
December 1 to December 31	—	—	—	—

Total	—	—	—	—

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

NYSE Corporate Governance Standards	KT Corporation’s Corporate Governance Practice

Nomination/Corporate Governance Committee

Listed companies must have a nomination/corporate governance committee composed entirely of independent directors.	We have not established a nomination/corporate governance committee composed entirely of independent directors. However, we maintain an Outside Director Candidate Nominating Committee composed of all of our outside directors and one non-independent director. We also maintain a Corporate Governance Committee comprised of four outside directors and one non-independent director. The committee is responsible for the review of matters with respect to our Corporate Governance Guidelines and our performance under such guidelines to monitor effectiveness of our corporate governance.

Compensation Committee

Listed companies must have a compensation committee composed entirely of independent directors.	We maintain an Evaluation and Compensation Committee composed of four outside directors.

Executive Session

Listed companies must hold meetings solely attended by non-management directors to more effectively check and balance management directors.	Our outside directors hold meetings solely attended by outside directors in accordance with the charter of our board of directors.

Audit Committee

Listed companies must have an audit committee that is composed of more than three directors and satisfy the requirements of Rule 10A-3 under the Exchange Act.	We maintain an Audit Committee comprised of four outside directors who meet the applicable independence criteria set forth under Rule 10A-3 under the Exchange Act.

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

Item 16H.  Mine Safety Disclosure

Not Applicable

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

* Filed previously.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of

KT Corporation

In our opinion, the accompanying consolidated statements of financial position and the related consolidated statements of income, of comprehensive income, of changes in shareholders’ equity and of cash flows present fairly, in all material respects, the financial position of KT Corporation and its subsidiaries at December 31, 2011 and 2010 and January 1, 2010 and the results of their operations and their cash flows for the years ended December 31, 2011 and 2010 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2011, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the Management’s Annual Report on Internal Control over Financial Reporting in Item 15 of Form 20-F. Our responsibility is to express opinions on these financial statements and on the Company’s internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinion.

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

/s/ Samil PricewaterhouseCoopers

Seoul Korea

April 26, 2012

KT Corporation and Subsidiaries

Consolidated Statements of Financial Position

January 1, 2010 and December 31, 2010 and 2011

								(in thousands of U.S dollars)
(in millions of Korean won)	Notes	1.1.2010		12.31.2010		12.31.2011		12.31.2011
								(Note 2)
Assets
Current assets
Cash and cash equivalents	2, 5, 6, 36	(Won)	1,542,872	(Won)	1,161,641	(Won)	1,445,169	$1,253,073
Trade and other receivables, net	2, 5, 7, 35, 36		3,735,368		4,193,377		6,158,914	5,340,253
Short-term loans, net	2, 5, 8, 36		443,722		725,342		698,030	605,246
Current finance lease receivables, net	2, 5, 21, 36		198,987		194,771		248,703	215,645
Other financial assets	2, 5, 9, 36		386,717		269,692		253,625	219,912
Current income tax assets	2		26,664		287		838	727
Inventories, net	2, 10		765,378		710,617		674,727	585,040
Other current assets	11, 35		211,682		263,720		310,653	269,360

Total current assets			7,311,390		7,519,447		9,790,659	8,489,256

Non-current assets
Trade and other receivables, net	2, 5, 7, 35, 36		779,639		1,125,336		1,723,415	1,494,334
Long-term loans, net	2, 5, 8, 36		467,507		407,879		491,301	425,996
Non-current finance lease receivables, net	2, 5, 21, 36		323,778		402,568		487,957	423,096
Other financial assets	2, 5, 9, 36		403,667		269,358		621,699	539,061
Property and equipment, net	2, 12, 21, 34		14,032,578		13,398,272		14,022,695	12,158,757
Investment property, net	2, 13, 34		1,030,018		1,146,250		1,159,105	1,005,033
Intangible assets, net	2, 14, 34		1,385,694		1,418,920		2,643,485	2,292,105
Investments in jointly controlled entities and associates	2, 15		306,064		638,061		529,184	458,843
Deferred income tax assets	2, 30		570,778		565,329		529,856	459,426
Other non-current assets	2, 11		52,581		50,183		86,053	74,616

Total non-current assets			19,352,304		19,422,156		22,294,750	19,331,267

Total assets		(Won)	26,663,694	(Won)	26,941,603	(Won)	32,085,409	$27,820,523

KT Corporation and Subsidiaries

Consolidated Statements of Financial Position (Continued)

January 1, 2010 and December 31, 2010 and 2011

								(in thousands of U.S dollars)
(in millions of Korean won)	Notes	1.1.2010		12.31.2010		12.31.2011		12.31.2011
								(Note 2)
Liabilities and Equity
Current liabilities
Trade and other payables	5, 16, 35, 36	(Won)	5,288,058	(Won)	4,424,198	(Won)	5,890,425	$5,107,453
Current finance lease liabilities, net	5, 21, 35, 36		6,224		33,089		46,155	40,020
Borrowings	5, 17, 36		2,049,155		2,722,458		2,112,438	1,831,647
Other financial liabilities	5, 9, 20, 36		7,378		1,143		8,287	7,185
Current income tax liabilities			9,702		283,828		187,070	162,204
Provisions	18, 20		28,906		58,477		122,585	106,291
Deferred revenue			128,308		176,652		167,907	145,588
Other current liabilities	11, 35		222,838		184,828		210,258	182,309

Total current liabilities			7,740,569		7,884,673		8,745,125	7,582,697

Non-current liabilities
Trade and other payables	5, 16, 35, 36		295,621		381,507		651,713	565,085
Non-current finance lease liabilities, net	5, 21, 35, 36		1,329		60,767		90,042	78,073
Borrowings	5, 17, 36		7,517,545		6,659,906		8,886,114	7,704,946
Other financial liabilities	5, 9, 20, 36		19,487		37,783		288,473	250,128
Retirement benefit liabilities	19		86,026		263,978		425,712	369,125
Provisions	18, 20		102,999		110,400		142,965	123,962
Deferred revenue			154,448		156,873		160,981	139,583
Deferred income tax liabilities	30		2,242		4,449		124,437	107,896
Other non-current liabilities	11, 35		28,612		27,212		32,038	27,781

Total non-current liabilities			8,208,309		7,702,875		10,802,475	9,366,579

Total liabilities		(Won)	15,948,878	(Won)	15,587,548	(Won)	19,547,600	$16,949,276

KT Corporation and Subsidiaries

Consolidated Statements of Financial Position (Continued)

January 1, 2010 and December 31, 2010 and 2011

								(in thousands of U.S dollars)
(in millions of Korean won)	Notes	1.1.2010		12.31.2010		12.31.2011		12.31.2011
Equity attributable to owners of the Parent Company
Capital stock	22	(Won)	1,564,499	(Won)	1,564,499	(Won)	1,564,499	$1,356,541
Share premium			1,440,258		1,440,258		1,440,258	1,248,815
Retained earnings	23		9,693,037		9,466,168		10,219,633	8,861,210
Accumulated other comprehensive income			(40,557)		(79,370)		(22,865)	(19,826)
Other components of equity	24, 25		(2,154,147)		(1,258,293)		(1,497,289)	(1,298,265)

			10,503,090		11,133,262		11,704,236	10,148,475

Non-controlling interest			211,726		220,793		833,573	722,772

Total equity			10,714,816		11,354,055		12,537,809	10,871,247

Total liabilities and shareholders’ equity		(Won)	26,663,694	(Won)	26,941,603	(Won)	32,085,409	$27,820,523

The accompanying notes are an integral part of these consolidated financial statements.

KT Corporation and Subsidiaries

Consolidated Statements of Income

Years ended December 31, 2010 and 2011

(in millions of Korean won, except per share amounts)	Notes	2010		2011		(in thousands of U.S dollars)
						2011
						(Note 2)
Continuing Operations:
Operating revenue	2, 5, 9, 15, 26, 34, 35	(Won)	20,326,275	(Won)	21,990,051	$19,067,069
Operating expenses	2, 5, 9, 15, 27, 35		18,318,404		20,016,330	17,355,701
Operating profit	28, 34		2,007,871		1,973,721	1,711,368
Finance income	29		239,379		267,419	231,873
Finance costs	29		(598,663)		(640,216)	(555,117)
Income (loss) from jointly controlled entities and associates	15		32,686		(3,038)	(2,634)
Profit from continuing operations before income tax			1,681,273		1,597,886	1,385,490
Income tax expense	2, 30		(396,369)		(316,735)	(274,634)

Profit for the period from the continuing operations			1,284,904		1,281,151	1,110,856

Discontinued Operations:
Profit from discontinued operations	38		29,980		170,868	148,156

Profit for the period		(Won)	1,314,884	(Won)	1,452,019	$1,259,012

Profit for the period attributable to:
Equity holders of the Parent Company		(Won)	1,295,841	(Won)	1,446,551	$1,254,271
Profit from continuing operations			1,273,191		1,276,512	1,106,834
Profit from discontinued operations			22,650		170,039	147,437
Non-controlling interest		(Won)	19,043	(Won)	5,468	$4,741
Profit from continuing operations			11,713		4,639	4,022
Profit from discontinued operations			7,330		829	719
Earnings per share attributable to the equity holders of the Parent Company during the period (in won):
Basic earnings per share	31	(Won)	5,328	(Won)	5,946	$5.156
From continuing operations			5,235		5,247	4.550
From discontinued operations			93		699	0.606
Diluted earnings per share		(Won)	5,328	(Won)	5,946	$5.156
From continuing operations			5,235		5,247	4.550
From discontinued operations			93		699	0.606

The accompanying notes are an integral part of these consolidated financial statements.

KT Corporation and Subsidiaries

Consolidated Statements of Comprehensive Income

Years ended December 31, 2010 and 2011

(in millions of Korean won)	Notes	2010		2011		(in thousands of U.S dollars)
						2011
						(Note 2)
Profit for the period		(Won)	1,314,884	(Won)	1,452,019	$1,259,012
Other comprehensive income
Changes in value of available-for-sale financial assets	9		(1,033)		60,834	52,748
Net reclassification adjustment for realized losses of available-for-sale financial assets	9		2,771		(1,376)	(1,193)
Actuarial loss on retirement benefit liabilities	19		(146,728)		(108,065)	(93,701)
Net gains(losses) on cashflow hedges	9		(37,899)		16,459	14,271
Net reclassification adjustment for cashflow hedges	9		2,746		11,712	10,155
Shares of other comprehensive income (expense) from jointly controlled entities and associates	15		2,379		(2,633)	(2,283)
Net reclassification to income for jointly controlled entities and associates	15		—		(2,055)	(1,782)
Shares of actuarial gain (loss) of jointly controlled entities and associates	15		(238)		(1,918)	(1,663)
Currency translation differences			(10,819)		12,029	10,430
Net reclassification adjustment for currency translation differences			—		22,661	19,649

Total comprehensive income for the period		(Won)	1,126,063	(Won)	1,459,667	$1,265,643

Comprehensive income for the period attributable to:
Equity holders of the Parent Company			1,111,361		1,396,415	1,210,799
Non-controlling interest			14,702		63,252	54,844

The accompanying notes are an integral part of these consolidated financial statements.

KT Corporation and Subsidiaries

Consolidated Statements of Changes in Shareholders’ Equity

Years ended December 31, 2010 and 2011

		Attributable to equity holders of the Parent Company
(in millions of Korean won)	Notes	Capital stock		Share premium		Retained earnings		Accumulated Other Comprehensive income (loss)		Other Components of equity		Total		Non-controlling interest		Total equity
Balance at January 1, 2010		(Won)	1,564,499	(Won)	1,440,258	(Won)	9,693,037	(Won)	(40,557)	(Won)	(2,154,147)	(Won)	10,503,090	(Won)	211,726	(Won)	10,714,816
Comprehensive income
Profit for the period			—		—		1,295,841		—		—		1,295,841		19,043		1,314,884
Changes in value of available-for-sale financial assets	9		—		—		—		1,603		—		1,603		135		1,738
Actuarial loss on retirement benefit liabilities	9		—		—		(145,429)		—		—		(145,429)		(1,299)		(146,728)
Net losses on cashflow hedge	9		—		—		—		(35,153)		—		(35,153)		—		(35,153)
Shares of other comprehensive income of jointly controlled entities and associates	15		—		—		—		2,384		—		2,384		(5)		2,379
Shares of actuarial gain of jointly controlled entities and associates	15		—		—		(238)		—		—		(238)		—		(238)
Currency translation differences			—		—		—		(7,647)		—		(7,647)		(3,172)		(10,819)
Transactions with equity holders
Dividends	32		—		—		(486,393)		—		—		(486,393)		(6,792)		(493,185)
Appropriations of loss on disposal of treasury stock			—		—		(890,650)		—		890,650		—		—		—
Change in ownership interest in subsidiaries			—		—		—		—		(520)		(520)		2,175		1,655
Others			—		—		—		—		5,724		5,724		(1,018)		4,706

Balance at December 31, 2010		(Won)	1,564,499	(Won)	1,440,258	(Won)	9,466,168	(Won)	(79,370)	(Won)	(1,258,293)	(Won)	11,133,262	(Won)	220,793	(Won)	11,354,055

Balance at January 1, 2011		(Won)	1,564,499	(Won)	1,440,258	(Won)	9,466,168	(Won)	(79,370)	(Won)	(1,258,293)	(Won)	11,133,262	(Won)	220,793	(Won)	11,354,055
Comprehensive income
Profit for the period			—		—		1,446,551		—		—		1,446,551		5,468		1,452,019
Changes in value of available-for-sale financial assets	9		—		—		—		5,090		—		5,090		54,368		59,458
Actuarial loss on retirement benefit liabilities	9		—		—		(104,723)		—		—		(104,723)		(3,342)		(108,065)
Net gains on cashflow hedge	9		—		—		—		28,178		—		28,178		(7)		28,171

KT Corporation and Subsidiaries

Consolidated Statements of Changes in Shareholders’ Equity (Continued)

Years ended December 31, 2010 and 2011

		Attributable to equity holders of the Parent Company
(in millions of Korean won)	Notes	Capital stock		Share premium		Retained earnings		Accumulated Other Comprehensive income (loss)		Other Components of equity		Total		Non-controlling interest		Total equity
Shares of other comprehensive income of jointly controlled entities and associates	15		—		—		—		(5,283)		—		(5,283)		595		(4,688)
Shares of actuarial gain of jointly controlled entities and associates	15		—		—		(1,918)		—		—		(1,918)		—		(1,918)
Currency translation differences			—		—		—		28,520		—		28,520		6,170		34,690
Transactions with equity holders
Dividends	32		—		—		(586,150)		—		—		(586,150)		(9,050)		(595,200)
Appropriations of loss on disposal of treasury stock			—		—		(295)		—		295		—		—		—
Changes in consolidation scope			—		—		—		—		—		—		503,588		503,588
Change in ownership interest in subsidiaries			—		—		—		—		(253,445)		(253,445)		36,457		(216,988)
Others			—		—		—		—		14,154		14,154		18,533		32,687

Balance at December 31, 2011		(Won)	1,564,499	(Won)	1,440,258	(Won)	10,219,633	(Won)	(22,865)	(Won)	(1,497,289)	(Won)	11,704,236	(Won)	833,573	(Won)	12,537,809

The accompanying notes are an integral part of these consolidated financial statements.

KT Corporation and Subsidiaries

Consolidated Statements of Changes in Shareholders’ Equity (Continued)

Years ended December 31, 2011

		Attributable to equity holders of the Parent Company
(in thousands of U.S dollars) (Note2)	Notes	Capital stock	Share premium	Retained earnings	Accumulated Other Comprehensive income (loss)	Other Components of equity	Total	Non-controlling interest	Total equity
Balance at January 1, 2011		$1,356,541	$1,248,815	$8,207,898	$(68,820)	$(1,091,037)	$9,653,397	$191,446	$9,844,843
Comprehensive income
Profit for the period		—	—	1,254,271	—	—	1,254,271	4,741	1,259,012
Changes in value of available-for-sale financial assets	9	—	—	—	4,414	—	4,414	47,141	51,555
Actuarial loss on retirement benefit liabilities	9	—	—	(90,803)	—	—	(90,803)	(2,898)	(93,701)
Net gains on cashflow hedge	9	—	—	—	24,432	—	24,432	(6)	24,426
Shares of other comprehensive income of jointly controlled entities and associates	15	—	—	—	(4,581)	—	(4,581)	516	(4,065)
Shares of actuarial gain of jointly controlled entities and associates	15	—	—	(1,663)	—	—	(1,663)	—	(1,663)
Currency translation differences		—	—	—	24,729	—	24,729	5,350	30,079
Transactions with equity holders
Dividends	32	—	—	(508,237)	—	—	(508,237)	(7,847)	(516,084)
Appropriations of loss on disposal of treasury stock		—	—	(256)	—	256	—	—	—
Changes in consolidation scope		—	—	—	—	—	—	436,650	436,650
Change in ownership interest in subsidiaries		—	—	—	—	(219,756)	(219,756)	31,610	(188,146)
Others		—	—	—	—	12,272	12,272	16,069	28,341

Balance at December 31, 2011		$1,356,541	$1,248,815	$8,861,210	$(19,826)	$(1,298,265)	$10,148,475	$722,772	$10,871,247

The accompanying notes are an integral part of these consolidated financial statements.

KT Corporation and Subsidiaries

Consolidated Statements of Cash Flows

Years ended December 31, 2010 and 2011

(in millions of Korean won)	Notes	2010		2011		(in thousands of U.S dollars)
						2011
						(Note2)
Cash flows from operating activities
Cash generated from operations	33	(Won)	3,272,059	(Won)	2,905,037	$2,518,891
Interest paid			(554,054)		(512,643)	(444,501)
Interest received			252,161		156,932	136,072
Dividends received			50,194		15,330	13,293
Income tax paid			(79,470)		(414,631)	(359,517)
Income tax refund received			32,218		284	246

Net cash generated from operating activities			2,973,108		2,150,309	1,864,484

Cash flows from investing activities
Collection of loans			13,523		66,713	57,845
Origination of loans			(53,621)		(71,450)	(61,953)
Disposal of available-for-sale financial assets			74,363		65,760	57,019
Acquisition of available-for-sale financial assets			(86,289)		(188,752)	(163,663)
Disposal of investments in jointly controlled entities and associates			48,703		102,563	88,930
Acquisition of investments in jointly controlled entities and associates			(276,404)		(65,055)	(56,407)
Disposal of current and non-current financial instruments			476,443		240,779	208,774
Acquisition of current and non-current financial instruments			(252,035)		(257,619)	(223,376)
Disposal of property and equipment			181,425		594,250	515,261
Acquisition of property and equipment			(2,713,358)		(3,208,337)	(2,781,875)
Disposal of intangible assets			6,008		14,763	12,801
Acquisition of intangible assets			(331,779)		(476,888)	(413,499)
Acquisition of subsidiaries, net of cash acquired			(2,749)		208,752	181,004
Cash inflow(outflow) from changes in scope of consolidation			(33,298)		326,524	283,121

Net cash used in investing activities			(2,949,068)		(2,647,997)	(2,296,018)

Cash flows from financing activities
Proceeds from borrowings and bonds			5,698,981		7,224,666	6,264,342
Repayments of borrowings and bonds			(5,575,825)		(6,025,054)	(5,224,186)
Settlement of derivative assets and liabilities, net			8,959		130,119	112,823
Cash inflow from consolidated capital transaction			1,205		83,855	72,709
Cash outflow from consolidated capital transaction			(300)		(2,213)	(1,919)
Dividends paid to shareholders			(486,393)		(586,150)	(508,237)
Dividends paid to non-controlling interest			(6,792)		(9,050)	(7,847)
Decrease in finance leases liabilities			(38,183)		(47,701)	(41,360)

Net cash provided by (used in) financing activities			(398,348)		768,472	666,325

Effect of exchange rate change on cash and cash equivalents			(6,923)		12,744	11,050

Net increase(decrease) in cash and cash equivalents			(381,231)		283,528	245,841
Cash and cash equivalents
Beginning of the period	6		1,542,872		1,161,641	1,007,232

End of the period	6	(Won)	1,161,641	(Won)	1,445,169	$1,253,073

The accompanying notes are an integral part of these consolidated financial statements.

KT Corporation and Subsidiaries

Notes to Consolidated Financial Statements

January 1, 2010 and December 31, 2010 and 2011

1.    General Information

The consolidated financial statements include the accounts of KT Corporation, which is the controlling company as defined under IAS 27, Consolidated and Separate Financial Statements, and its 51 controlled subsidiaries as described in Note 1.2 (collectively referred to as the “Company”).

The Controlling Company

KT Corporation (the “Controlling Company”) commenced operations on January 1, 1982, when it spun off from the Korea Communications Commission (formerly the Korean Ministry of Information and Communications) to provide telephone services and to engage in the development of advanced communications services under the Act of Telecommunications of Korea. The headquarters are located in Seongnam-si, Gyeonggi-do, Republic of Korea, and the address of its registered head office is 206, Jungja-dong, Bundang-gu, Seongnam-si, Gyeonggi-do.

On October 1, 1997, upon the announcement of the Government-Investment Enterprises Management Basic Act and the Privatization Law, the Controlling Company became a government-funded institution under the Commercial Code of Korea.

On December 23, 1998, the Controlling Company’s shares were listed on the Korea Exchange.

On May 29, 1999, the Controlling Company issued 24,282,195 additional shares and issued American Depository Shares (ADS), representing new shares and government-owned shares, at the New York Stock Exchange and the London Stock Exchange. On July 2, 2001, the additional ADS representing 55,502,161 government-owned shares were issued at the New York Stock Exchange and London Stock Exchange.

In 2002, the Controlling Company acquired 60,294,575 government-owned shares in accordance with the Korean government’s privatization plan. As of December 31, 2011, the Korean government does not own any share in the Controlling Company.

On June 1, 2009, the Controlling Company, which is an existing company, was merged with KT Freetel Co., Ltd., which was a subsidiary, to enhance the efficiency of business management.

Consolidated Subsidiaries

The consolidated subsidiaries as of December 31, 2011, are as follows:

(in millions of Korean won)	Type of Business	Location	Percentage of ownership (%) [1]	Financial year end
KT Powertel Co.,Ltd. [2]	Trunk radio system business	Domestic	44.8	12.31
KT Networks Corporation	Group telephone management	Domestic	100.0	12.31
KT Linkus Co.,Ltd.	Public telephone maintenance	Domestic	93.8	12.31
KT Telecop Co.,Ltd.	Security service	Domestic	88.1	12.31
KT Hitel Co.,Ltd.	Data communication	Domestic	65.9	12.31
KT Commerce Inc.	B2C, B2B service	Domestic	100.0	12.31
KT Tech, Inc.	PCS handset development	Domestic	93.8	12.31
KT Capital Co.,Ltd.	Financing service	Domestic	100.0	12.31
KT New Business Fund No.1	Investment fund	Domestic	100.0	12.31
Gyeonggi-KT Green Growth Fund	Venture investment of Green Growth Business	Domestic	56.5	12.31

(in millions of Korean won)	Type of Business	Location	Percentage of ownership (%) [1]	Financial year end
KTC Media Contents Fund 1 [3]	New technology investment fund	Domestic	1.8	4.30
KTC Media Contents Fund 2	New technology investment fund	Domestic	85.7	12.31
KT Strategic Investment Fund No.1	Investment fund	Domestic	100.0	12.31
BC card co., Ltd. [4]	Credit card business	Domestic	38.9	12.31
VP Inc.	Payment security service for credit card and etc.	Domestic	50.9	12.31
H&C Network [1]	Call centre for financial sectors	Domestic	100.0	12.31
BC card China Co.,Ltd.	Research and development of calculation system and software	Domestic	100.0	12.31
U Payment Co., Ltd	Transportation card issuance and operations	Domestic	99.1	12.31
INITECH Co., Ltd.	Internet banking ASP and security solutions	Domestic	57.0	12.31
InitechSmartro Holdings Co., Ltd.	Holdings company	Domestic	100.0	12.31
Smartro Co.Ltd.	VAN(Value Added Network) business	Domestic	74.5	12.31
Pay N Mobile Co., Ltd.	Wired and wireless communication resale	Domestic	100.0	12.31
Sidus FNH Corporation	Movie production	Domestic	51.0	12.31
Nasmedia, Inc.	Online advertisement	Domestic	51.4	12.31
Sofnics, Inc.	Software development and sales	Domestic	60.0	12.31
KT Edui Co.,Ltd.	Online education business	Domestic	54.5	12.31
KTDS Co., Ltd.	System integration and maintenance	Domestic	95.3	12.31
KT M Hows Co.,Ltd.	Mobile marketing	Domestic	51.0	12.31
KT M&S Co.,Ltd.	PCS distribution	Domestic	100.0	12.31
KT Music Corporation [2]	Online music production and distribution	Domestic	48.7	12.31
KT Innotz Inc.,	Software and solution related cloud computing	Domestic	100.0	12.31
KT Skylife Co., Ltd.	Satellite broadcasting business	Domestic	50.3	12.31
Korea HD Broadcasting Corp.	TV contents provider	Domestic	92.6	12.31
KT Estate Inc.	Residential Building Development and Supply	Domestic	100.0	12.31
KT AMC Co., Ltd.	Asset management and consulting services	Domestic	100.0	12.31
NEXR Co., Ltd.	Cloud system implementation	Domestic	65.7	12.31
KTSB Data service	Data centre development and related service	Domestic	51.0	12.31
KT Cloudware Corporation	Development of cloud computing operation	Domestic	100.0	12.31
KC smart service Co., Ltd.	U-City solution business	Domestic	82.8	12.31
Enswers Inc.	Video-clip searching service	Domestic	56.3	12.31
Revlix Inc.	Development of mobile SNS application	Domestic	100.0	12.31
Soompi Meidia, LLC	Domestic marketing for a website “soompi.com”	Domestic	100.0	12.31
Soompi USA, LLC	Operation service for “soompi.com”	USA	100.0	12.31
OIC Korea Co., Ltd.	Development and distribution of education contents and software	Domestic	79.2	12.31
Korea Telecom Japan Co., Ltd.	Foreign telecommunication business	Japan	100.0	12.31
Korea Telecom China Co., Ltd.	Foreign telecommunication business	China	100.0	12.31
KTSC Investment Management B.V	Management of Investment in Super iMax and East Telecom	Netherlands	60.0	12.31
Super iMax	Wireless high speed internet business	Uzbekistan	100.0	12.31
East Telecom	Fixed line telecommunication business	Uzbekistan	91.0	12.31
Korea Telecom America, Inc.	Foreign telecommunication business	USA	100.0	12.31
PT. KT Indonesia	Foreign telecommunication business	Indonesia	99.0	12.31

1	Sum of the ownership interests owned by the Controlling Company and subsidiaries.

2	Even though the Controlling Company has less than 50% ownership in these subsidiaries (KT Powertel Co.,Ltd.: 44.8%, KT Music Corporation: 48.7%), these entities are consolidated in consideration of the dispersion of the non-controlling interests and historical voting pattern at the shareholders’ meetings.

3	Even though KT Capital Co.,Ltd , a subsidiary of the company, has less than 50% ownership in KTC Media Contents Fund 1 (1.8%), KTC Media Contents Fund 1 is consolidated in consideration that KT Capital Co.,Ltd is a general partner with unlimited liability and has power to govern operating policies based on the agreement.

4	KT Capital Co.,Ltd., which is a subsidiary of the Controlling Company, has less than 50% ownership in BC Card Co.,Ltd.(38.9%). However, as KT capital has the right to appoint the majority of the members of the board of directors based on the agreement with Vogo-BCC Investment Holdings Co., Ltd. (24.57%) and KGF-BCC LIMITED (6.11%). The Controlling Company is considered to have control of BC Card Co.,Ltd. and therefore BC Card Co.,Ltd is included in the scope of consolidation.

Changes in scope of consolidation in 2011 are as follows:

Changes	Location	Subsidiaries	Reason
Inclusion	Domestic	KT Skylife Co.,Ltd. and its subsidiaries(Korea HD Broadcasting Corp.), NEXR Co.,Ltd., OIC Korea Co.,Ltd., Enswers Inc, Revlix Inc., Soompi Meidia, LLC, BC card co., Ltd., VP Inc., U Payment Co., Ltd., H&C Network, INITECH Co., Ltd., InitechSmartro Holdings Co., Ltd., Smartro Co.Ltd., Pay N Mobile Co., Ltd.	Acquisition of ownership interest
		KT AMC Co.,Ltd., KTSB Dataservice, KT Cloudware Corporation, KC smart service Co.,Ltd.	Newly incorporated
	USA	Soompi USA, LLC	Acquisition of ownership interest
	China	BC card China Co.,Ltd.
Exclusion	Russia	New Telephone Company, Inc. and its subsidiaries(Helios TV, Novaya Svyaz)	Disposal of ownership interest [1]
	Domestic	KT Internal venture Fund NO.2	Liquidation

1	As described in Note 38, the Company lost its control over New Telephone Company, Inc. due to the disposal of its interest in 2011. The profit of (Won)220,254million from this transaction is accounted for as profit from the discontinued operations.

A summary of financial data of the major consolidated subsidiaries as of and for the years ended December 31, 2010 and 2011, are as follows:

(in millions of Korean won)	2010
	Total assets		Total liabilities		Operating revenue		Net income(loss)
KT Powertel Co.,Ltd.	(Won)	167,370	(Won)	73,547	(Won)	127,548	(Won)	15,158
KT Networks Corporation		187,123		135,764		327,181		2,909
KT Linkus Co.,Ltd.		70,910		59,797		76,197		2,577
KT Telecop Co.,Ltd.		139,234		99,274		217,057		11,956
KT Hitel Co.,Ltd. [1]		254,292		70,045		312,576		(4,824)
KT Tech, Inc.		129,176		157,707		189,137		(13,641)
KT Capital Co.,Ltd. [1]		2,084,227		1,838,254		192,332		11,212
Sidus FNH Corporation		13,932		6,760		19,951		358
Nasmedia, Inc.		77,919		58,778		18,877		4,507
Sofnics, Inc.		1,071		135		609		(233)
KT Edui Co.,Ltd.		1,995		1,659		4,335		(2,577)
KTDS Co., Ltd.		148,685		115,791		356,160		10,760
KT M Hows Co.,Ltd.		15,939		8,804		37,638		603
KT M&S Co.,Ltd.		267,454		240,077		616,070		(17,261)
KT Music Corporation		32,885		10,352		43,332		530
KT Innotz Inc.		5,277		1,643		3,741		(1,343)
KT Estate Inc.		8,443		427		1,152		16
KT Internal venture Fund No 2		5,200		70		—		63
Korea Telecom Japan Co., Ltd.		13,627		9,154		14,632		51
Korea Telecom China Co., Ltd.		2,610		193		2,089		237
New Telephone Company, Inc.		220,209		18,610		129,248		30,962
KTSC Investment Management B.V 1		76,094		20,122		21,271		(471)
Korea Telecom America, Inc.		5,645		1,548		8,828		136
PT. KT Indonesia		70		1		—		(43)

	2011
(in millions of Korean won)	Total assets		Total liabilities		Operating revenue		Net income(loss)
KT Powertel Co.,Ltd.	(Won)	167,075	(Won)	59,061	(Won)	126,759	(Won)	14,569
KT Networks Corporation		212,867		161,864		375,773		389
KT Linkus Co.,Ltd.		67,419		64,081		78,198		(6,667)
KT Telecop Co.,Ltd.		156,479		106,836		261,172		7,075
KT Hitel Co.,Ltd. [1]		249,730		69,376		468,489		(2,002)
KT Tech, Inc.		110,923		139,873		247,443		641
KT Capital Co.,Ltd. [1]		4,454,475		4,043,072		1,011,342		25,195
H&C Network [1]		197,726		81,351		45,013		1,124
Sidus FNH Corporation		9,838		5,824		7,227		(2,975)
Nasmedia, Inc.		92,384		53,744		21,718		6,004
Sofnics, Inc.		970		521		626		(481)
KT Edui Co.,Ltd.		1,119		1,589		3,997		(2,336)
KTDS Co., Ltd.		146,236		106,006		498,107		10,298
KT M Hows Co.,Ltd.		15,148		7,078		34,933		1,092
KT M&S Co.,Ltd.		249,280		226,651		917,410		(3,256)
KT Music Corporation		27,840		7,691		31,432		(2,385)
KT Innotz Inc.		5,520		1,727		3,829		(4,623)
KT Skylife Co.,Ltd. [1]		550,443		258,231		485,225		26,649
KT Estate Inc. [1]		33,382		3,175		7,838		1,337
NEXR Co.,Ltd.		3,887		1,726		3,737		756
KTSB Dataservice		58,755		21,904		—		(149)
KT Cloudware Corporation		916		81		—		(165)
KC smart service Co.,Ltd.		25,493		357		—		(377)
Enswers Inc. [1]		16,543		18,185		797		(331)
OIC Korea Co.,Ltd.		5,201		68		30		(396)
Korea Telecom Japan Co., Ltd.		15,359		9,813		33,114		731
Korea Telecom China Co.,Ltd.		2,804		128		3,419		111
KTSC Investment Management B.V 1		65,587		18,458		17,470		(5,026)
Korea Telecom America, Inc.		6,368		2,069		11,134		149
PT. KT Indonesia		52		1		—		(8)

1	These companies are the intermediate parent companies of other subsidiaries and the above financial information is from their consolidated financial statements.

2.    Significant Accounting Policies

The following is a summary of significant accounting policies followed by the Company in the preparation of its financial statements. These policies have been consistently applied to all the periods presented, unless otherwise stated.

2.1    Basis of Preparation

The Company determined to adopt International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) for the annual periods beginning on or after January 1, 2011.

The Company’s IFRS transition date from accounting principles generally accepted in the Republic of Korea (“Korean GAAP”) to IFRS according to IFRS 1, First-time Adoption of IFRS, is January 1, 2010, and reconciliations and descriptions of the effect of the transition from Korean GAAP to IFRS on the Company’s assets, liabilities, equity, and comprehensive income are provided in Note 4.

The preparation of financial statements in accordance with IFRS requires the use of certain critical accounting estimates. It also requires management to exercise judgment in the process of applying the Company’s accounting policies. The areas involving a higher degree of judgment and complexity, or the areas where assumptions and estimates are significant to these financial statements are disclosed in Note 3.

New standards, amendments and interpretations issued but not effective for the financial year beginning January 1, 2011, and not early adopted are as follows.

—Amendments to IFRS 1, Hyperinflation and Removal of Fixed Dates for first-time adopters

As an exception to retrospective application requirements, this amendment to IFRS 1 allows a prospective application of derecognition of financial assets for transactions occurring on or after the date of transition to IFRS, instead of fixed date (January 1, 2004). Accordingly, the Company is not required to restate and recognize those assets or liabilities that were derecognized as a result of a transaction that occurred before the dated of transition to IFRS. This amendment will be effective for the Company from annual periods beginning on or after July 1, 2011. The Controlling Company expects that the application of this amendment would not have material impact on its consolidated financial statements

—Amendments to IAS 12, Income Taxes

According to the amendments to IAS 12, Income Taxes, for the investment property that is measured using the fair value model, the measurement of deferred tax liability and deferred tax asset should reflect the tax consequences of recovering the carrying amount of the investment property entirely through sale, unless evidences support otherwise. This amendment will be effective for the Company as of January 1, 2012. The Controlling Company expects that the application of this amendment would not have material impact on its consolidated financial statements.

—Amendments to IAS 19, Employee Benefits

According to the amendments to IAS 19, Employee Benefits, use of a ‘corridor’ approach is no longer permitted, and therefore all actuarial gains and losses incurred are immediately recognized in other comprehensive income. All past service costs incurred from changes in pension plan are immediately recognized, and expected returns on interest costs and plan assets that used to be separately calculated are now changed to calculating net interest expense (income) by applying discount rate used in measuring defined benefit obligation in net defined benefit liabilities (assets). This amendment will be effective for the Company as of January 1, 2013, and The Controlling Company is assessing the impact of application of the amended IAS 19 on its consolidated financial statements as of the report date.

—Amendments to IFRS 7, Financial Instruments: Disclosures

According to the amendment, an entity should provide the required disclosures of nature, carrying amount, risk and rewards associated with all transferred financial instruments that are not derecognized from an entity’s financial statements. In addition, an entity is required to disclose additional information related to transferred and derecognized financial instruments for any continuing involvement in transferred assets. This amendment will be effective for the Company from annual periods beginning on or after July 1, 2011. The Company expects additional disclosures in relation to transfer of financial instruments upon application of the above amended IFRS requirement.

—Additions to IFRS 9, Financial instruments

IFRS 9 requires financial assets to be classified into two measurement categories: those measured as at fair value and those measured at amortized cost. The determination is made at initial recognition. The classification depends on the entity’s business model for managing its financial instruments and the contractual cash flow characteristics of the instrument. For financial liabilities, the standard retains most of the IAS 39 requirements. The main change is that, in cases where the fair value option is taken for financial liabilities, the part of a fair value change due to an entity’s own credit risk is recorded in other comprehensive income rather than the income statement, unless this creates an accounting mismatch. The Controlling Company is yet to assess IFRS 9’s full impact and intends to adopt IFRS 9 no later than the accounting period beginning on or after January 1, 2013.

—IFRS 10, Consolidated Financial Statements

IFRS 10, Consolidated financial statements’ builds on existing principles by identifying the concept of control as the determining factor in whether an entity should be included within the consolidated financial statements of the parent company. The standard provides additional guidance to assist in the determination of control where this is difficult to assess. The Controlling Company is yet to assess IFRS 10’s full impact and intends to adopt IFRS 10 no later than the accounting period beginning on or after January 1, 2013

—IFRS 11, Joint arrangements

IFRS 11 is a more realistic reflection of joint arrangements by focusing on the rights and obligations of the arrangement rather than its legal form. There are two types of joint arrangement: joint operations and joint ventures. Joint operations arise where a joint operator has rights to the assets and obligations relating to the arrangement and hence accounts for its interest in assets, liabilities, revenue and expenses. Joint ventures arise where the joint operator has rights to the net assets of the arrangement and hence equity accounts for its interest. Proportional consolidation of joint ventures is no longer allowed. The Controlling Company expects that it would not have a material impact on the consolidated financial statements.

—IFRS 12, Disclosures of interests in other entities

IFRS 12 includes the disclosure requirements for all forms of interests in other entities, including joint arrangements, associates, special purpose vehicles and other off balance sheet vehicles. The company is yet to assess IFRS 12’s full impact and intends to adopt IFRS 12 no later than the accounting period beginning on or after January 1, 2013.

—Enactment of IFRS 13, Fair value measurement

IFRS 13, Fair value measurement, aims to improve consistency and reduce complexity by providing a precise definition of fair value and a single source of fair value measurement and disclosure requirements for use across IFRS. IFRS 1 does not extend the use of fair value accounting but provides guidance on how it should be applied where its use is already required or permitted by other standards within IFRSs. This amendment will be effective for the Company as of January 1, 2013, and the Controlling Company expects that it would not have a material impact on the consolidated financial statements.

2.2    Consolidation

The Company’s consolidated financial statements are prepared in accordance with IAS 27, Consolidated and Separate Financial Statements.

(1) Subsidiaries

Subsidiaries are all entities over which the Company has the power to govern the financial and operating policies, generally which have more than half of the voting rights. The existence and effect of potential voting rights that are currently exercisable or convertible are considered when assessing whether the Company controls another entity. The company also assesses existence of control where it does not have more than 50% of the voting power but is able to govern the financial and operating policies by virtue of de-facto control. De-facto control may arise in circumstances where the size of the Company’s voting rights relative to the size and dispersion of holdings of other shareholders give the company the power to govern the financial and operating policies and others.

Subsidiaries are fully consolidated from the date on which control is transferred to the Company. Subsidiaries are de-consolidated from the date that control ceases.

The Company uses the acquisition method to account for business combinations. The consideration transferred for the acquisition of subsidiary is the fair value of the assets transferred, equity interests issued and liabilities incurred or assumed at the date of acquisition. The consideration transferred includes the fair value of any assets or liability resulting from a contingent consideration arrangement. Identifiable assets acquired, liabilities and contingent liabilities assumed in a business combination are measured initially at their fair values at the acquisition date. The Company measures any non-controlling interests in the acquiree on an acquisition-by-acquisition basis, either at fair value or at the non-controlling interests’ proportionate share in the recognized amounts of the acquiree’s identifiable net assets in the event of liquidation. Other non-controlling interests are measured at the fair value unless otherwise required by other standards.

Acquisition-related costs are expense as incurred. If a business combination is achieved in stages, the acquirer’s previously held ownership of the acquire is re-measured at the fair value at the acquisition date and the resulting gain or loss is recognized as the profit and loss.

Any contingent consideration to be transferred by the Company is recognized at fair value at the acquisition date. Subsequent changes to the fair value of the contingent consideration that is deemed to be an asset or liability is recognized in accordance with IAS 39, either in profit or loss or as a change to other comprehensive income. Contingent consideration that is classified as equity is not remeasured, and its subsequent settlement is accounted for within equity.

The excess of the consideration transferred, the amount of any non-controlling interest in the acquiree and the acquisition-date fair value of any previous equity interest in the acquiree over the fair value of the Company’s share of the identifiable net assets acquired is recorded as goodwill. If this is less than the fair value of the net assets of the subsidiary acquired in case of a bargain purchase, the difference is recognized directly in the statement of income.

Intercompany transactions, balances and unrealized gains and losses on transactions between consolidated companies are eliminated after considering impairment of the asset transferred. Unrealized gains and losses are eliminated after recognizing impairment of transferred assets, accounting policies of subsidiaries have been changed where necessary to ensure consistency with the policies adopted by the Company.

(2) Changes in ownership interests in subsidiaries without change of control

Transactions with non-controlling interests that do not result in loss of control are accounted for as equity transactions; that is, as transactions with the owners in their capacity as owners. The difference between fair value of any consideration paid and the relevant share acquired of the carrying value of net assets of the subsidiary is recorded in equity. Gains or losses on disposals to non-controlling interests are also recorded in equity.

(3) Disposal of subsidiaries

When the Company ceases to have control any retained interest in the entity is re-measured to its fair value at the date when control is lost, with the change in carrying amount recognized in profit or loss. The fair value is the initial carrying amount for the purposes of subsequently accounting for the retained interest as an associate, joint venture or financial asset. In addition, any amounts previously recognized in other comprehensive income in respect of that entity are accounted for as if the Company had directly disposed of the related assets or liabilities. This may mean that amounts previously recognized in other comprehensive income are reclassified to profit or loss.

(4) Associates

Associates are all entities over which the Company has significant influence but not control, generally holding of between 20% and 50% of the voting rights. Investments in associates are accounted for using the equity method and are initially recognized at cost. The Company’s investment in associates includes goodwill identified on acquisition, net of any accumulated impairment loss.

If the ownership interest in an associate is reduced but significant influence is retained, only a proportionate share of the amounts previously recognized in other comprehensive income is reclassified to profit or loss where appropriate.

The Company’s share of its associates’ post-acquisition profits or losses is recognized in the statement of income, and its share of post-acquisition movements in other reserves is recognized in reserves. The cumulative post-acquisition movements are adjusted against the carrying amount of the investment. When the Company’s share of losses of an associate equals or exceeds its interest in the associate, including any unsecured receivables, the Company does not recognize further losses, unless it has incurred obligations or made payments on behalf of the associate.

The Company should assess at the end of each reporting period whether there is any objective evidence that an investment in associates is impaired. If any such evidence exists, the Company should recognize difference between recoverable amount and carrying amount of the associates as impairment loss.

Unrealized gains on transactions between the Company and its associates are eliminated to the extent of the Company’s interest in the associates. Unrealized losses are also eliminated unless the transaction provides evidence of an impairment of the asset transferred. Accounting policies of associates have been changed, where necessary, to ensure consistency with the policies adopted by the Company. Dilution gains and losses arising from investments in associates are recognized in the statement of income.

(5) Jointly controlled entities

A joint venture is a contractual arrangement whereby two or more parties (venturers) undertake an economic activity that is subject to joint control. As with associates, investments in jointly controlled entities are accounted for using the equity method and are initially recognized at cost. The Company’s investment in jointly controlled entities includes goodwill identified on acquisition, net of any accumulated impairment loss. The Company does not recognize its share of profits or losses from the joint venture that result from the Company’s purchase of assets from the joint venture until it re-sells the assets to an independent party. However, a loss on the transaction is recognized immediately if the loss provides evidence of a reduction in the net realizable value of current assets, or an impairment loss.

2.3    Segment Reporting

Operating segments are reported in a manner consistent with the internal reporting provided to the chief operating decision-maker (Note 34). The chief operating decision-maker is responsible for making strategic decisions on resource allocation and performance assessment of the operating segments.

2.4    Foreign Currency Translation

(1) Functional and presentation currency

Items included in the financial statements of each of the consolidated companies are measured using the currency of the primary economic environment in which the entity operates (“the functional currency”). The consolidated financial statements are presented in ‘Korean won’, which is the Controlling Company’s functional and presentation currency.

(2) Transactions and balances

Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the transactions or valuation where items are re-measured. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at year-end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognized in the statement of income, except when deferred in other comprehensive income as qualifying cash flow hedges.

Changes in the fair value of monetary securities denominated in foreign currency classified as available-for-sale are analyzed between translation differences resulting from changes in the amortized cost of the security and other changes in the carrying amount of the security. Translation differences related to changes in amortized cost are recognized in profit or loss, and other changes in carrying amount are recognized in other comprehensive income.

Foreign currency translation differences on non-monetary financial assets and liabilities are recognized as a part of the fair value gain or loss. Translation differences on equity instruments classified as available-for-sale are included in other comprehensive income, while translation differences on equity instruments classified as financial assets and liabilities at fair value through profit or loss are included in the statement of income.

(3) Overseas subsidiaries

The functional currency of all overseas subsidiaries is the local currency of the countries where the subsidiaries are located. The results and financial position of all consolidated companies whose functional currency is different from the presentation currency are translated into the presentation currency as follows:

•	Assets and liabilities are translated at the closing rate at the end of the reporting period;

•	Income and expenses are translated at an average rate for the period. However, if exchange rates fluctuate significantly, the actual rate at the date of the transaction is used; and

•	All resulting exchange differences are recognized in other comprehensive income.

When the Controlling Company ceases to have control, exchange differences that were recorded in equity are recognized in profit and loss on disposal of the investment.

Goodwill and fair value adjustments arising from the acquisition of a foreign entity are treated as assets and liabilities of the foreign entity. These are presented in functional currency of the foreign entity, and translated at the closing rate.

2.5    Cash and Cash Equivalents

Cash and cash equivalents include cash on hand, deposits held at call with banks, and other short-term highly liquid investments with original maturities of less than three months.

2.6    Trade Receivables

Trade receivables are amounts due from customers for merchandise sold or services performed in the ordinary course of business. If collection is expected in one year or less, they are classified as current assets. Where, otherwise, they are presented as non-current assets.

Trade receivables are recognized initially at fair value, less allowance for doubtful accounts. Non-current trade receivables are measured at amortized cost using the effective interest method.

2.7    Financial Assets

(1) Classification

The Company classifies its financial instruments in the following categories: financial assets and liabilities at fair value through profit or loss, loans and receivables, available-for-sale financial assets, held-to-maturity investments and financial liabilities measured at amortized cost. Management determines the classification of financial instruments at initial recognition.

1) Financial assets at fair value through profit or loss

Financial assets at fair value through profit or loss are financial instruments held for trading. Financial assets are classified in this category if acquired or incurred principally for the purpose of selling or repurchase in the short term. Derivatives that are not subject to hedge accounting are also categorized in this category.

2) Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. They are included in current assets, except for maturities greater than 12 months after the end of the reporting period, which are classified as non-current assets. The Company’s loans and receivables are classified as ‘cash and cash equivalents’, ‘trade and other receivables’, ‘loans receivable’, ‘finance lease receivables’ and ‘other financial assets’ in the financial statements.

3) Available-for-sale financial assets

Available-for-sale financial assets are non-derivatives that are either designated in this category or not classified in any of the other categories. They are included in non-current assets unless the investment matures or management intends to dispose of it within 12 months from the end of the reporting period. The available-for-sale financial assets of the Company are classified to the ‘other financial assets’ in the financial statements.

4) Held-to-maturity investments

Held-to-maturity financial assets are non-derivative financial assets with fixed or determinable payments and fixed maturities that the Company’s management has the positive intention and ability to hold to maturity and are categorized in ‘other financial assets’ in the financial statements. If the Company were to sell other than an insignificant amount of held-to-maturity financial assets, the whole category would be tainted and reclassified as available-for-sale financial assets. Held-to-maturity financial assets are included in non-current assets, except for those with maturities of less than 12 months from the end of the reporting period which are classified as current assets.

(2) Recognition and Measurement

Regular purchases and sales of financial assets are recognized on the trade date (the date on which the Company commits to purchase or sell the assets). Investments are initially recognized at fair value plus transaction costs for all financial assets not carried at fair value through profit or loss. Financial assets carried at fair value through profit or loss are initially recognized at fair value, and transaction costs are expensed in the statement of income. Financial assets are derecognized when the rights to receive cash flows from the investments have expired or have been transferred and the Company has transferred substantially all risks and rewards of ownership. Available-for-sale financial assets and financial assets at fair value through profit or loss are subsequently carried at fair value. Loans and receivables are subsequently carried at amortized cost using the effective interest rate method.

Gains or losses arising from changes in the fair value of the financial assets and liabilities at fair value through profit or loss are presented in the statement of income within ‘financial income and expenses’ in the period in which they arise. The Company recognizes a dividend income from financial assets at fair value through profit or loss in the statement of income when the Company’s right to receive payments is established.

Investments in equity instruments that do not have a quoted market price in an active market and whose fair value cannot be reliably measured are recognized at cost. Other than these investments, all available-for-sale financial assets are measured at fair value.

Changes in the fair value of monetary and non-monetary securities classified as available-for-sale are recognized in other comprehensive income. Generally, when securities classified as available-for-sale are sold or impaired, the accumulated fair value adjustments recognized in equity are reported in the statement of income as ‘gains (losses) from investment securities’.

Interest on available-for-sale financial assets calculated using the effective interest method is recognized in the statement of income as part of ‘financial income’. Dividends on available-for-sale equity instruments are recognized in the statement of income as part of ‘financial income’ when the Company’s right to receive payments is established. However, in case a subsidiary is engaged in the financial industry, the realized accumulated fair value adjustment, interest and dividends on available-for-sale are recognized as ‘operating income and expense’ in the statement of income.

(3) Offsetting Financial Instruments

Financial assets and liabilities are offset and the net amount reported in the consolidated statement of financial position when there is a legally enforceable right to offset the recognized amounts and there is an intention to settle on a net basis, or realize the asset and settle the liability simultaneously.

(4) Derecognition of Financial Assets

Financial assets are derecognized when the contractual rights to receive cash flows from the investments have expired or have been transferred and the Company has substantially transferred all risks and rewards of ownership. If the risk and rewards of ownership of transferred assets have not been substantially transferred, the Company reviews the level of control retained over that asset and the extent of its continuing involvement to determine if transfers do not qualify for derecognition.

Collaterals (trade receivables and other) provided in transactions of discount and factoring of trade receivables do not meet the requirements for asset derecognition if risks and rewards do not substantially transfer in the event the debtor defaults. Financial liabilities recognized in relation to these transactions are included as borrowings in the Company’s statement of financial position.

2.8    Impairment of Financial Assets

(1) Assets carried at amortized cost

The Company assesses at the end of each reporting period whether there is objective evidence that a financial asset or a group of financial assets is impaired. A financial asset or a group of financial assets is impaired and impairment losses are incurred only if there is objective evidence of impairment as a result of one or more events that occurred after the initial recognition of the asset (a ‘loss event’) and that loss event (or events) has an impact on the estimated future cash flows of the financial asset or a group of financial assets that can be reliably estimated.

The criteria that the Company uses to determine that there is objective evidence of an impairment loss include:

•	Significant financial difficulty of the issuer or obligor;

•	A breach of contract, such as a default or delinquency in interest or principal payments;

•	The Company, for economic or legal reasons relating to the borrower’s financial difficulty, granting to the borrower a concession that the lender would not otherwise consider;

•	It becomes probable that the borrower will enter bankruptcy or other financial reorganization;

•	The disappearance of an active market for that financial asset because of financial difficulties; or

•

Observable data indicating that there is a measurable decrease in the estimated future cash flows from a portfolio of financial assets since the initial recognition of those assets, although the decrease cannot yet be identified with the individual financial assets in the portfolio, including:

•	Adverse changes in the payment status of borrowers in the portfolio;

•	National or local economic conditions that correlate with defaults on the assets in the portfolio.

The amount of the loss is measured as the difference between the asset’s carrying amount and the present value of estimated future cash flows (excluding future credit losses that have not been incurred) discounted at the financial asset’s original effective interest rate. The carrying amount of the asset is reduced and the amount of the loss is recognized in the statement of income. The Company may measure impairment of the financial instruments on the basis of an instrument’s fair value using an observable market price.

If, in a subsequent period, the amount of the impairment loss decreases and the decrease can be related objectively to an event occurring after the impairment was recognized (such as an improvement in the debtor’s credit rating), the reversal of the previously recognized impairment loss is recognized in the statement of income.

(2) Assets classified as available-for-sale

The Company assesses at the end of each reporting period whether there is objective evidence that a financial asset or a group of financial assets is impaired. For debt securities, the Company uses the criteria referred to (1) above. In the case of equity investments classified as available-for-sale, a significant or prolonged decline in the fair value of the security below its cost is also evidence that the asset is impaired. If any such evidence exists for available-for-sale financial assets, the cumulative loss—measured as the difference between the acquisition cost and the current fair value, less any impairment loss on that financial asset previously recognized in profit or loss—is removed from equity and recognized in the statement of income. Impairment losses recognized in the statement of income on equity instruments are not reversed through the statement of income. The fair value of a debt instrument classified as available-for-sale increases and the increase can be objectively related to an event occurring after the impairment loss was recognized in profit or loss, the impairment loss is reversed through the statement of income.

2.9    Derivative Financial Instruments

Derivatives are initially recognized at fair value on the date a derivative contract is entered into and are subsequently re-measured at their fair value. The method of recognizing the resulting gain or loss depends on whether the derivative is designated as a hedging instrument, and if so, the nature of the item being hedged. The Company designates certain derivatives as either:

•	Hedges of the fair value of a recognized asset or liability or a firm commitment (fair value hedge); or

•	Hedges of a particular risk associated with a recognized asset or liability on a highly probable forecast transaction (cash flow hedge)

The Company documents at the inception of the transaction, the relationship between hedging instruments and hedged items, as well as its risk management objectives and strategy for undertaking various hedging transactions. The Company also documents its assessment, both at hedge inception and on an ongoing basis, of whether the derivatives that are used in hedging transactions are highly effective in offsetting changes on fair values or cash flows of hedged items.

The fair values of various derivative instruments used for hedging purposes and movements on the hedging reserve in shareholders’ equity are shown in Note 9. The full fair value of a hedging derivative is classified as a non-current asset or liability when the remaining hedged item is more than 12 months, and as a current asset or liability when the remaining maturity of the hedged item is less than 12 months. Trading derivatives are classified as a current asset or liability.

(1) Fair value hedge.

Changes in the fair value of derivatives that are designated and qualify as fair value hedges are recorded in the income statement, together with any changes in the fair value of the hedged asset or liability that are attributable to the hedged risk.

If the hedge no longer meets the criteria for hedge accounting, the adjustment to the carrying amount of a hedged item for which the effective interest method is used is amortized to profit or loss over the period to maturity.

(2) Cash flow hedge

The effective portion of changes in the fair value of derivatives that are designated and qualify as cash flow hedges is hedges is recognized in other comprehensive income. The gain of loss relating to the ineffective portion is recognized immediately as financial income (costs) in the statement of income.

Amounts accumulated in equity are reclassified to profit or loss in the periods when the hedged item affects profit or loss (for example, when the forecast sale that is hedged takes place). The gain or loss relating to the effective portion of interest rate swaps hedging variable rate foreign borrowings is recognized in other comprehensive income. The gain or loss relating to the ineffective portion is recognized as financial income in the statement of income.

When a hedging instrument expires or is sold, or when a hedge no longer meets the criteria for hedge accounting, any cumulative gain or loss existing in equity at that time remains in equity and is recognized when the forecast transaction is ultimately recognized in the income statement. When a forecast transaction is no longer expected to occur, the cumulative gain or loss that was reported in equity is immediately transferred to profits or losses in the statement of income.

2.10    Inventories

Inventories are stated at the lower of cost and net realizable value. Cost is determined using the weighted-average method, except for inventories in-transit which is determined using the specific identification method. Net realizable value is the estimated selling price in the ordinary course of business, less applicable selling expenses.

2.11    Property and Equipment

All property and equipment are stated at historical cost less depreciation. Historical cost includes expenditure that is directly attributed to the acquisition of the items. However, in accordance with IFRS 1, First-time Adoption of IFRS, the Company measured certain buildings and telecommunications equipment at fair value at the date of transition to IFRS and the fair value is used as their deemed cost at that date.

Subsequent costs are included in the asset’s carrying amount or recognized as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the Company and the cost of the item can be measured reliably. The carrying amount of the replaced part is derecognized. All other repairs and maintenance are charged to the statement of income during the financial period in which they are incurred.

Land is not depreciated. Depreciation on other assets is calculated using the straight-line method to allocate their cost over their estimated useful lives, as follows:

Estimated Useful Lives
Buildings	5 – 40 years
Structures	5 – 40 years
Machinery and equipment	3 – 40 years
(Telecommunications equipment and others) Others
Vehicles	4 – 6 years
Tools	4 – 6 years
Office equipment	4 – 6 years

The assets’ residual values and useful lives are reviewed, and adjusted if appropriate, at the end of each reporting period. An asset’s carrying amount is written down immediately to its recoverable amount if the asset’s carrying amount is greater than its estimated recoverable amount. Gains and losses on disposals are determined by comparing the proceeds with the carrying amount and are recognized as operating revenue or expenses in the statement of income.

2.12    Investment Property

Investment property is held to earn rentals or for capital appreciation or both. Investment property is measured initially at its cost including transaction costs incurred in acquiring the asset. After recognition as an asset, investment property is carried at its cost less any accumulated depreciation and impairment losses.

Subsequent costs are included in the asset’s carrying amount or recognized as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the Company and the cost of the item can be measured reliably. The carrying amount of the replaced part is derecognized. All other repairs and maintenance are charged to the statement of income during the financial period in which they are incurred.

Land held for investment is not depreciated. Investment property, except for land, is depreciated using the straight-line method over their estimated useful lives.

The depreciation method, the residual value and the useful life of an asset are reviewed at least at the end of each reporting period and, if management judges that previous estimates should be adjusted, the change is accounted for as a change in an accounting estimate.

Gains or losses arising from the disposal of investment property shall be determined as the difference between the net disposal proceeds and the carrying amount of the asset and shall be recognized in the operating revenue and expenses in the income statement.

2.13    Intangible Assets

(1) Goodwill

Goodwill is measured as explained in Note 2.2 (1) and goodwill arising from acquisition of subsidiaries and business are included in intangible assets. Goodwill is tested annually for impairment and carried at cost less accumulated impairment losses. Impairment losses on goodwill are not reversed. The calculation of the gains and losses on the disposal of an entity include the carrying amount of goodwill relating to the entity sold.

For the purpose of impairment testing, goodwill acquired in a business combination is allocated to each of the acquirer’s cash-generating units, or groups of cash-generating units (“CGU”), that is expected to benefit from the synergies of the combination. Goodwill is monitored at the operating segment level.

Goodwill impairment reviews are undertaken annually or more frequently if events or changes in circumstances indicate a potential impairment. The carrying value of goodwill is compared to the recoverable amount, which is the higher of value in use and the fair value less costs to sell. Any impairment is recognized immediately as an expense and is not subsequently reversed.

(2) Intangible assets except goodwill

Intangible assets except for goodwill are measured at historical cost. These assets have definite useful lives and carried at historical cost less amortization. Amortization is calculated using the straight-line method to allocate the cost of assets over their estimated useful lives. However, facility usage rights (condominium membership and golf membership) and broadcast license are regarded as intangible assets with indefinite useful life and not amortized, because there is no foreseeable limit to the period over which the asset is expected to generate net cash inflows for the Company.

The useful life of an asset with indefinite useful life is reviewed each period to determine whether events and circumstances continue to support the indefinite useful life assessment for that asset. If management judges that previous estimates should be adjusted, the change is accounted for as a change in an accounting estimate. The depreciation method and useful life of an asset with definite useful life are reviewed at the end of each reporting period.

The estimated useful life used for amortizing intangible assets is as follows:

Estimated Useful Lives
Goodwill	Unlimited useful life
Industrial property rights	2 – 10 years
Development costs	5 – 6 years
Software	2 – 10 years
Frequency usage rights	5.75 – 13 years
Others [1]	3 – 50 years

1	Facility usage rights (condominium membership and golf membership) and broadcast license included in others are classified as intangible assets with indefinite useful life.

(3) Research and development costs

Expenditure on research is recognized as an expense as incurred. If the expense as incurred that is identifiable and when the probable future economic benefits are expected, the cost for the new merchandises and technology is recognized as intangible assets when all the following criteria are met:

•	It is technically feasible to complete the intangible asset so that it will be available for use;

•	Management intends to complete the intangible asset and use or sell it;

•	There is the ability to use or sell the intangible asset;

•	It can be demonstrated how the intangible asset will generate probable future economic benefits;

•	Adequate technical, financial and other resources to complete the development and to use or sell the intangible asset are available; and

•	The expenditure attributable to the intangible asset during its development can be reliably measured

Other development expenditures that do not meet these criteria are recognized as expenses as incurred. Development costs previously recognized as an expense are not recognized as an asset in a subsequent period. Capitalized development costs, which are stated as intangible assets, are amortized using the straight-line method when the assets are available for use and are tested for impairment.

2.14    Borrowing Costs

General and specific borrowing costs directly attributable to the acquisition, construction or production of qualifying assets, which are assets that necessarily take a substantial period of time to get ready for their intended use or sale, are added to the cost of those assets, until such time as the assets are substantially ready for their intended use or sale. Investment income earned on the temporary investment of specific borrowings pending their expenditure on qualifying assets is deducted from the borrowing costs eligible for capitalization. All other borrowing costs are recognized in profit or loss in the period in which they are incurred.

2.15    Government Grants

Grants from a government are recognized at their fair value where there is a reasonable assurance that the grant will be received and the Company will comply with all attached conditions.

Government grants relating to costs are deferred and recognized in the statement of income over the period necessary to match them with the costs that they are intended to compensate. Government grants relating to property and equipment are deferred and are credited to the statement of income on a straight-line basis over the expected lives of the related assets.

2.16    Impairment of Non-Financial Assets

Assets that have an indefinite useful life such as goodwill are not subject to amortization and are tested annually for impairment. Assets that are subject to amortization are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognized for the amount by which the asset’s carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset’s fair value less costs to sell and its value in use. For the purposes of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash flows (cash-generating units). Non-financial assets other than goodwill that suffered impairment are reviewed for possible reversal of the impairment at each reporting date.

2.17    Financial liabilities

(1) Financial assets at fair value through profit or loss

Financial liabilities at fair value through profit or loss are financial instruments held for trading. Financial liabilities are classified in this category if acquired or incurred principally for the purpose of selling or repurchase in the short term. Derivatives that are not subject to hedge accounting are also categorized in this category.

(2) Financial liabilities measured at amortized cost

The Company classifies non-derivative financial liabilities as financial liabilities measured at amortized cost, except for financial liabilities at fair value through profit or loss or for financial liabilities that arise when a transfer of a financial asset does not qualify for derecognition. For cases not qualifying for derecognition, the transferred asset continues to be recognized and a financial liability is measured as the consideration received. Financial liabilities measured at amortized cost are included in non-current liabilities, except for liabilities with maturities of less than 12 months as of the end of the reporting period, which are classified as current liabilities.

2.18    Trade Payables

Trade payables are obligations to pay for goods or services that have been acquired in the ordinary course of business from suppliers. Trade payables are classified as current liabilities if payment is due within one year. If not, they are presented as non-current liabilities. Trade payables are initially recognized at fair value.

2.19    Financial guarantee contracts

A financial guarantee contract is a contract that requires the issuer to make specified payments to reimburse the holder for a loss it incurs because a specified debtor fails to make payment when due in accordance with the original or modified terms of a debt instrument. Financial guarantee is initially measured at fair value on the date the guarantee was given. Subsequent to initial recognition, the Company’s liabilities under such guarantees are measured at the higher of the amounts below. Any increase in the liability relating to guarantees is reported as other financial liabilities:

•	The amounts determined in accordance with IAS 37 Provisions Contingent Liabilities and Contingent Assets, or

•	The amounts initially recognized less the accumulated amortization accordance with IAS 18 Revenue

2.20    Borrowings

Borrowings are recognized initially at fair value, net of transaction costs incurred. Borrowings are subsequently carried at amortized cost; any difference between the proceeds (net of transaction costs) and the redemption value is recognized in the statement of income over the period of the borrowings using the effective interest method. However, in case a subsidiary is engaged in the financial industry, the interest expenses are recognized as operating expenses since it is considered as a main business activity of the subsidiary.

The Company classifies the liability as current when it does not have an unconditional right to defer its settlement for at least 12 months after the reporting date.

2.21    Employee Benefits

(1) Retirement benefit liabilities

The liability recognized in the statement of financial position in respect of the defined benefit pension plan is the present value of the defined benefit obligation at the end of the reporting period less the fair value of plan assets. The defined benefit obligation is calculated annually by independent actuaries using the projected unit credit method. The present value of the defined benefit obligation is determined by discounting the estimated future cash outflows using interest rates of high-quality corporate bonds that are denominated in the currency in which the benefits will be paid, and that have terms to maturity approximating the terms of the related pension liability.

Actuarial gains and losses arising from experience adjustments and changes in actuarial assumptions are charged or credited to other comprehensive income in the period in which they arise. To the extent that the benefits are already vested following the introduction of or changes to, a defined benefit plan, past-service costs are recognized immediately in income, while costs are amortized over the vesting period for the unvested benefits.

(2) Termination benefits

Termination benefits are payable when employment is terminated by the Company before the normal retirement date, or whenever an employee accepts voluntary redundancy in exchange for these benefits. The Company recognizes termination benefits when it is demonstrably committed to either: terminating the employment of current employees according to a detailed formal plan without possibility of withdrawal; or providing termination benefits as a result of an offer made to encourage voluntary redundancy.

2.22    Share-based payments

The Controlling Company operates share-based compensation plans, under which the Controlling Company receives services from employees as consideration for equity instruments (options) of the Controlling Company. The fair value of the employee services received in exchange for the grant of the options is recognized as a compensation expense in the statement of income over the vesting period.

2.23    Provisions

Provisions are recognized when the Company has a present legal or constructive obligation as a result of past events and an outflow of resources required to settle the obligation is probable and can be reliably estimated. Provisions are not recognized for future operating losses.

Provisions are measured at the present value of the expenditures expected to be required to settle the obligation. The increase in the provisions due to passage of time is recognized as an interest expense.

2.24    Leases

(1) The Company as the Lessee

Leases in which a significant portion of the risks and rewards of ownership are retained by the lessor are classified as operating leases. Payments made under operating leases are charged to the statement of income on a straight-line basis over the period of the lease.

Lease of property and equipment where the lessee has substantially all the risks and rewards of ownership are classified as finance leases. Finance leases are capitalized at the lease’s commencement at the lower of the fair value of the leased property and the present value of the minimum lease payments. Each lease payment is allocated between the liability and finance charges so as to achieve a constant rate on the outstanding balance. The corresponding rental obligations, net of finance charges, are included in the finance lease liabilities.

The interest element of the finance cost is charged to the statement of income over the lease period so as to produce a constant periodic rate of interest on the remaining balance of the liability for each period. The property, plant and equipment acquired under finance leases are depreciated over the shorter of the useful life of the asset and the lease term.

(2) The Company as the Lessor

For finance leases, lease receivables are recognized at the amount equivalent to the net investment in the lease asset. The Company recognizes interest income, which is calculated for net finance lease receivable based on effective interest rate. Lease income from operating leases shall be recognized on a straight-line basis over the lease term. Initial direct costs incurred by lessors in negotiating and arranging operating leases shall be added to the carrying amount of the lease asset and recognized as the expenses over the lease term corresponding to the lease income.

2.25    Dividend Distribution

Dividend distribution to the Company’s shareholders is recognized as a liability in the financial statements in the period in which the dividends are approved by the Company’s shareholders.

2.26    Capital Stock

Common stocks are classified as equity. Incremental costs directly attributable to the issue of new common stocks or options are shown in equity as a deduction, net of tax, from the proceeds.

Where the Controlling Company purchases its own equity share capital, the consideration paid, including any directly attributable incremental costs, is deducted from equity attributable to the Controlling Company’s equity holders until the stocks are cancelled or reissued. Where such shares are subsequently reissued, any consideration received is included in equity attributable to the Controlling Company’s equity holders.

2.27    Revenue Recognition

Revenue comprises the fair value of the consideration received or receivable for the sales of goods and services in the ordinary course of the Company’s activities. Revenue is shown net of value-added tax, returns, rebates and discounts and after eliminating sales within the Company. The Company recognizes revenue when the amount of revenue can be reliably measured, it is probable that future economic benefits will flow to the entity and when specific criteria have been met for each of the Company’s activities as described below. The Company bases its estimates on historical results, taking into consideration the type of customer, the type of transaction and the specifics of each arrangement.

(1) Sales of Services

When providing interconnection or telecommunications service to a customer based on service plans, the related revenue is recognized at the time service is provided. If the customer uses the telecommunications equipment according to the service plans, the related revenue is recognized on straight-line basis over the contract period. Revenue related to the other telecommunications services is recognized when the service is provided to the customer.

For other services, when the outcome of a transaction involving the rendering of services can be estimated reliably, revenue associated with such a transaction is recognized by reference to the stage of performance of the services. When the outcome of the transaction involving the rendering of services cannot be estimated reliably, revenue is recognized only to the extent of the expenses recognized that are recoverable.

Total consideration for combined services is allocated to each service in proportion to its fair value and the allocated amount is recognized as revenue according to revenue recognition policy for the service.

(2) Sales of goods

Sales of goods such as selling handsets are recognized when the Company has delivered products to the customer. Delivery does not occur until the products have been shipped to the specified location, the risks of obsolescence and loss have been transferred to the customer, and either the customer has accepted the products in accordance with the sales contract, the acceptance provisions have lapsed, or the Company has objective evidence that all criteria for acceptance have been satisfied.

(3) Interest income

Interest income is recognized using the effective interest method. When a loan and receivable is impaired, the Company reduces the carrying amount to its recoverable amount and continues unwinding the discount as interest income. Interest income on impaired receivables is recognized using the original effective interest rate.

(4) Commission fees.

Commission fees related to credit card business recognized when it is probable that future economic benefits will flow to the entity and these benefits can be reliably measured. Revenues from acquiree fee, agent fee, optional service fees, member service fees and credit card service charge are measured at the fair value of the consideration received and recognized on an accrual basis.

(5) Royalty income

Royalty income is recognized on an accrual basis in accordance with the substance of the relevant agreements.

(6) Dividend income

Dividend income is recognized when the right to receive payment is established.

2.28    Current and Deferred Income Tax

The tax expense for the period consists of current and deferred tax. Tax is recognized in the statement of income, except to the extent that it relates to items recognized in other comprehensive income or directly in equity. In this exception, the tax is also recognized in other comprehensive income or directly in equity, respectively.

The current income tax charge is calculated on the basis of the tax laws enacted or substantially enacted at the reporting date in the countries where the Company operates and generates taxable income. Management periodically evaluates positions taken in tax returns with respect to situations in which applicable tax regulation is subject to interpretation. It establishes provisions where appropriate on the basis of amounts expected to be paid to the tax authorities.

Deferred income tax is recognized, using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the financial statements. However, the deferred income tax is not accounted for if it arises from initial recognition of an asset or liability in a transaction other than a business combination that at the time of the transaction affects neither accounting nor taxable profit nor loss. Deferred income tax is determined using tax rates and laws that have been enacted or substantially enacted by the end of the reporting period and are expected to apply when the related deferred income tax asset is realized or the deferred income tax liability is settled.

Deferred income tax assets are recognized only to the extent that it is probable that future taxable profit will be available against which the temporary differences can be utilized.

Deferred income tax liabilities are provided on temporary differences arising on investments in subsidiaries and associates, except where the timing of the reversal of the temporary difference is controlled by the Company and it is probable that the temporary difference will not reverse in the foreseeable future. Deferred income tax is recognized only to the extent that it is probable that the temporary difference will reverse in the foreseeable future and taxable profit will be available against which the temporary difference can be utilized.

Deferred income tax assets and liabilities are offset when there is a legally enforceable right to offset current tax assets against current tax liabilities and when the deferred income taxes assets and liabilities relate to income taxes levied by the same taxation authority on either the same taxable entity or different taxable entities where there is an intention either to settle the balances on a net basis or to realize the asset and settle the liability simultaneously.

2.29    Deferred Loan Fees and Costs

Loan origination fees in relation to loan origination process such as upfront fee, are deferred and amortized over the life of the loan as an adjustment to the yield of the loan using the effective interest rate method. Loan origination costs, which relates to loan origination activities such as commissions to brokers, are deferred and amortized over the life of the loan as an adjustment to the yield of the loan, using the effective interest rate method, if the future economic benefit related costs incurred can be matched with each loan.

In addition, the amortization of the deferred loan origination fees on costs is offset and the net amounts are presented in the consolidated statement of financial position.

2.30    Non-current Assets Held for Sale and Discontinued Operations

Non-current assets (or disposal groups) are classified as ‘assets and liabilities classified as held for sale’ (or ‘groups classified as held for sale’) when their carrying amount is to be recovered principally through a sale transaction and a sale is considered highly probable. They are stated at the lower of carrying amount or fair value less costs to sell.

When a component of the Company representing a separate major line of business or geographical area of operation has been disposed of, or is subject to a sale plan involving loss of control of a subsidiary, the Company discloses in the statement of income the post-tax profit or loss of discontinued operations and the post-tax gain or loss recognized on the measurement to fair value less costs to sell or on the disposal of the assets or group to be sold constituting the discontinued operation. The net cash flows attributable to the operating, investing and financing activities of discontinued operations are presented in the notes to the financial statements.

2.31    US Dollar Convenience Translation

The December 31, 2011 consolidated financial statements are expressed in Korean Won and have been translated into U.S. dollars at the rate of (Won)1,153.3 to US$1, the market average exchange rate announced by Seoul Money Brokerage Services, Ltd. and in effect on December 31, 2011, solely for the convenience of the reader. These translations should not be construed as a representation that any or all of the amounts shown could be converted into U.S. dollars at this or any other rate.

3.    Critical Accounting Estimates and Assumptions

The Company makes estimates and assumptions concerning the future. Estimates and assumptions are continually evaluated and are based on historical experience and other factors,

including expectations of future events that are believed to be reasonable under the circumstances. The resulting accounting estimates will, by definition, seldom equal the related actual results. The estimates and assumptions that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year are addressed below.

3.1    Estimated Impairment of Goodwill

The Company tests annually whether goodwill has suffered any impairment in accordance with the accounting policy stated in Note 2.16. The recoverable amounts of cash-generating units have been determined based on value-in-use calculations. These calculations require the use of estimates. (Note 14)

3.2    Income Taxes

Current and deferred income tax are determined using tax rates and laws that have been enacted or substantially enacted by the end of the reporting period and are expected to apply when the related deferred income tax asset is realized or the deferred income tax liability is settled. Where the final tax outcome of these matters is different from the amounts that were initially recorded, such differences will impact the current and deferred income tax assets and liabilities in the period in which such determination is made.

3.3    Fair Value of Financial Instruments

The fair value of financial instruments that are not traded in an active market is determined by using valuation techniques. The Company uses its judgment to select a variety of methods and makes assumptions that are mainly based on market conditions existing at the end of each reporting period.

3.4    Allowance for Doubtful Accounts

The Company uses provisions for accounting of estimated loss in customers’ insolvency. When the allowance for doubtful accounts is estimated, it is based on the aging analysis of trade receivables balances, incurred loss experience, customers’ credit rates and changes of payment terms. If the customer’s financial position becomes worse, the actual amortization amount will be increased more than the estimated.

3.5    Defined Benefit Obligation

The present value of the defined benefit obligation depends on a number of factors that are determined on an actuarial basis using a number of assumptions. The assumptions used in determining the defined benefit obligation include the discount rate. Any changes in these assumptions will impact the carrying amount of the defined benefit obligation.

The Company determines the appropriate discount rate at the end of each reporting period. This is the interest rate that is used to determine the present value of estimated future cash outflows expected to be required to settle the defined benefit obligation. In determining the appropriate discount rate, the Company considers the interest rates of high-quality corporate bonds that are denominated in the currency in which the benefits will be paid, and that have terms to maturity approximating the terms of the related liability. Other key assumptions for defined benefit obligation are based in part on current market conditions. Additional information is disclosed in Note 19.

3.6    Deferred Revenue

Service installation fees and initial subscription fees related to activation of service are deferred and recognized as revenue over the expected terms of customer relationships. The estimate of expected terms of customer relationship is based on the historical rate. If management’s estimation is amended, it may cause significant differences in the timing of revenue recognition and amount recognized.

3.7    Provisions

As described in Note 18, the Company records provisions for litigation and assets retirement obligations as of the end of the reporting period. The provisions are estimated based on the factors such as the historical experiences.

3.8    Useful lives of Property and equipment

Depreciation on the property and equipment is calculated using straight line method over their useful lives. The estimated useful lives are determined based on expected usage of the assets and the estimates can be materially affected by technical changes and other factors. The Company will increase depreciation if the useful lives are considered shorter than the previously estimated useful lives.

4.    Transition to IFRS

The Company’s transition date to IFRS is January 1, 2010, and adoption date is January 1, 2011. The Company prepared the opening statement of financial position as of January 1, 2010.

In preparing these consolidated financial statements in accordance with IFRS 1, First-time Adoption of international Financial Reporting Standards, the Company has applied the mandatory exceptions and certain optional exemptions allowed by IFRS.

4.1    Exemptions options under IFRS 1

The Company has elected to apply the following optional exemptions from full retrospective application of the IFRS.

(1) Business combination

The Company has not retrospectively applied IFRS 3 to the business combinations that took place prior to the transition date of January 1, 2010 (the date of transition to IFRS).

(2) Deemed cost for property and equipment

The Company has elected to measure certain property and equipment at fair value as of January 1, 2010, (the date of transition to IFRS) and uses that fair value as its deemed cost at that date. The certain buildings and telecommunications equipment were measured using fair value as its deemed cost at transition date. The adjusted amount resulting from fair value revaluation is (Won)256,781 million (before the income tax effects), with the total fair value of (Won)6,492,658 million.

(3) Decommissioning liabilities included in the cost of property and equipment

According to IFRIC 1, Changes in Existing Decommissioning, Restoration and Similar liabilities, changes in a decommissioning, restoration or similar liability are added to or deducted from the cost of the asset to which it relates. The Company elects not to comply with these requirements for changes in such liabilities that occurred before the date of transition to IFRS. The amounts to be included as costs of decommissioning assets are measured by discounting the liability over the intervening period and the accumulated depreciation on that amount is calculated at the date of transition to IFRS.

(4) Borrowing costs

In respect of capitalizing borrowing costs incurred in the construction of a qualifying asset, the Company capitalizes interest on all qualifying assets for which the commencement date for capitalization is after the transition date subject to IAS 23.

(5) Contribution for construction

Subject to IFRIC 18, the Company applies this interpretation prospectively to contribution for construction received on or after January 1, 2010 (the date of transition to IFRS).

4.2    Mandatory exceptions to retrospective application of IFRS 1

The Company has applied the following mandatory exceptions.

(1) Derecognition of financial assets

The Company has prospectively applied IAS 39, Financial Instruments: Recognition and Measurement, to the transactions of financial assets after January 1, 2004. The Company has not applied IFRS to transactions of financial assets before January 1, 2004, even if they met the requirements of derecognition .

(2) Exception for estimates

The Company’s estimates in accordance with IFRS, at the date of transition (January 1, 2010) are consistent with estimates made for the same date in accordance with previous accounting standards(after adjustments to reflect any difference in accounting policies), unless there is objective evidence that those estimates were in error.

4.3    Significant Differences in Accounting Policies

Significant differences between the accounting policies chosen by the Company under IFRS and under Korean GAAP are as follows:

(1) Revenue recognition

Under Korean GAAP, non-refundable service installation fees for telephone and initial subscription fees for Personal Communications Services(PCS) and leased-line services are recognized as revenue when installation and initiation services are rendered. Under IFRS, service installation fees, and an initial subscription fees related to activation of service, are deferred and recognized as revenue over the expected terms of customer relationship.

In addition, under Korean GAAP, as the certain real estate revenue is considered as a construction type contract, the real estate revenue is recognized on a percentage of completion basis. Under IFRS, as the related real estate revenue is considered as a sale of goods, real estate revenue is recognized at the time of the transfer to customer.

(2) Employee benefits

Under Korean GAAP, provisions for severance benefits were estimated assuming all eligible employees were to terminate their employment at the end of reporting period. Under IFRS, the defined benefit obligations are measured by using actuarial method.

(3) Government grants

Under Korean GAAP, government grants were presented by deducting the grant in arriving at the carrying amount of the asset. Under IFRS, government grants are presented as liabilities for deferred revenue and recognized as revenue over the useful life of the asset.

(4) Goodwill or bargain purchase arising from business combinations

Under Korean GAAP, goodwill recognized at the business combination was amortized using the straight-line basis over 4~10 years from the year of acquisition and negative goodwill was recognized as income using the straight-line basis over the weighted average useful life of the acquired depreciable assets. Under IFRS, goodwill is not amortized or reversed but tested for impairment at least annually. Gain on bargain purchase is recognized immediately in the statement of income.

(5) Capitalization of borrowing costs

Under Korean GAAP, borrowing costs were expensed as incurred from the initial date of manufacture, acquisition, construction and development until getting ready for its intended use or sale. Under IFRS, the Company capitalizes borrowing costs that are directly attributable to the acquisition, construction or production of a qualifying asset, acquired after the date of transition, as part of the cost of that asset.

(6) Customer loyalty programs

Under Korean GAAP, the amount of future obligation was recognized as expense and liability provision when sales occur. Under IFRS, awarded credits are separately accounted for as an identifiable component of the sales transaction in which they are granted and the related revenue is deferred.

(7) Transfer of financial assets

Under Korean GAAP, if the Company transferred a financial asset to financial institutions and it was determined that control over the asset has been transferred to financial institutions, the Company derecognized the financial asset. Under IFRS, if the Company retains substantially all the risks and rewards of ownership of the asset, the asset is not derecognized but instead the related cash proceeds are recognized as financial liabilities.

(8) Deferred income tax

Under Korean GAAP, deferred tax assets and liabilities were either classified as current or non-current based on the classification of their underlying assets and liabilities. If there are no corresponding assets or liabilities the deferred tax assets and liabilities are classified based on their expected recoverable periods.

Under IFRS, deferred tax and liabilities, are classified as non-current on the statement of financial position.

Under Korean GAAP, temporary differences related to investments in subsidiaries, associates and joint ventures were treated as a single difference in determining whether to recognize deferred tax assets or liabilities. Under IFRS, deferred tax assets and liabilities are recognized reflecting the manner of recovery or settlement of temporary difference of each component.

4.4    Changes in Scope of Consolidation

At January 1, 2010, the date of transition, changes in the scope of consolidation as a result of adoption of IFRS are as follows:

Changes	Description	Name of Entity
Excluded	Under Korean GAAP, entities of which the Company owns more than 30% of shares and is the largest shareholder with the largest voting rights were included in scope of consolidation. Under IFRS, such entities are not subject to consolidation unless control over the entity is established.	KT Submarine Co., Ltd. Sidus FNH Benex, Cinema Investment Fund No. 1
	Under Korean GAAP, Private Equity Fund under the Indirect Investment Asset Management Business Act, which the Company is a managing partner of, was included in scope of consolidation. Under IFRS, such entities are not subject to consolidation unless control over the entity is established.	Vanguard Private Equity Fund
Newly added	—	—

As a result of adoption of IFRS, three subsidiaries are excluded from scope of consolidation at the date of transition.

4.5    Reconciliation between IFRS and Korean GAAP

(1) Effects on the consolidated total assets, liabilities and equity as of January 1, 2010, the transition date of IFRS

(in millions of Korean won)	Total assets		Total liabilities		Total equity
Reported amount under Korean GAAP	(Won)	26,620,317	(Won)	15,952,878	(Won)	10,667,439

Adjustments :
Change in revenue recognition of certain real estate sales		(176,352)		23,345		(199,697)
Deferred revenue such as initial subscription fees		—		255,034		(255,034)
Deemed cost of property and equipment		256,781		—		256,781
Valuation of financial instruments (present value and others)		(6,503)		(122)		(6,381)
Actuarial estimation of post employment benefit		259		(251,011)		251,270
Readjustments of asset retirement obligation		3,335		9,639		(6,304)
Reclassifications of government grants		8,227		8,610		(383)
Effect of changes in the scope of consolidation		(77,759)		(13,349)		(64,410)
Others		36,541		(36,069)		72,610
Tax-effect on adjustments		(1,152)		(77)		(1,075)

Total		43,377		(4,000)		47,377

Adjusted amount under IFRS	(Won)	26,663,694	(Won)	15,948,878	(Won)	10,714,816

(2) Effects on the consolidated total assets, liabilities and equity as of December 31, 2010

(in millions of Korean won)	Total Assets		Total liabilities		Total equity		Comprehensive income
Reported amount under Korean GAAP	(Won)	27,713,459	(Won)	16,217,787	(Won)	11,495,672	(Won)	1,151,049

Adjustments :
Change in revenue recognition of certain real estate sales		11,127		23,536		(12,409)		187,288
Deferred revenue such as initial subscription fees		1,519		239,614		(238,095)		16,939
Deemed cost of property and equipment		256,781		—		256,781		—
Effect of depreciation cost to apply deemed cost and others		(112,190)		—		(112,190)		(112,215)
Valuation of financial instruments (present value and others)		(7,919)		(211)		(7,708)		(1,118)
Actuarial estimation of post employment benefit		280		(91,869)		92,149		(158,984)
Readjustments of asset retirement obligation		1,320		8,229		(6,909)		(613)
Reclassifications of government grants		26,258		25,604		654		654
Capitalization of borrowing cost		16,550		—		16,550		16,550
Effect of changes in the scope of consolidation		(1,083,170)		(847,697)		(235,473)		(14,673)
Others		105,129		10,642		94,487		30,804
Tax-effect on adjustments		12,459		1,913		10,546		10,382

Total		(771,856)		(630,239)		(141,617)		(24,986)

Adjusted amount under IFRS	(Won)	26,941,603	(Won)	15,587,548	(Won)	11,354,055	(Won)	1,126,063

(3) Adjustments to the statement of cash flows

According to IFRS, cash flows of the related income (expenses) and assets (liabilities) are adjusted to separately disclose the cash flows from interest received, interest paid and cash payments of income taxes that were not presented separately under Korean GAAP. Also, other IFRS transition effects are reflected on cash flows if they have an effect on cash flow.

5.    Financial Instruments by category

Financial instruments by category as of January 1, 2010 and December 31, 2010 and 2011 are as follows:

(In millions of Korean won)	01.01.2010
Financial assets	Loans and receivables		Assets at fair value through the profit and loss		Derivatives used for hedge		Available- for-sale		Held-to- maturity		Total
Cash and cash equivalents	(Won)	1,542,872	(Won)	—	(Won)	—	(Won)	—	(Won)	—	(Won)	1,542,872
Trade and other receivables		4,515,007		—		—		—		—		4,515,007
Loans receivable		911,229		—		—		—		—		911,229
Finance lease receivables		522,765		—		—		—		—		522,765
Other financial assets		346,596		31,368		295,058		117,280		82		790,384

In millions of Korean won)	1.1.2010
Financial liabilities	Liabilities at fair value through the profit and loss		Derivatives used for hedge		Financial liabilities at amortized cost		Total
Trade and other payables	(Won)	—	(Won)	—	(Won)	5,583,679	(Won)	5,583,679
Finance lease liabilities		—		—		7,553		7,553
Borrowings		—		—		9,566,700		9,566,700
Other financial liabilities		7,497		3,782		15,586		26,865

(In millions of Korean won)	12.31.2010
Financial assets	Loans and receivables		Assets at fair value through the profit and loss		Derivatives used for hedge		Available- for-sale		Held-to-maturity		Total
Cash and cash equivalents	(Won)	1,161,641	(Won)	—	(Won)	—	(Won)	—	(Won)	—	(Won)	1,161,641
Trade and other receivables		5,318,713		—		—		—		—		5,318,713
Loans receivable		1,133,221		—		—		—		—		1,133,221
Finance lease receivables		597,339		—		—		—		—		597,339
Other financial assets		106,630		6,010		247,794		178,609		7		539,050

(In millions of Korean won)	12.31.2010
Financial liabilities	Liabilities at fair value through the profit and loss		Derivatives used for hedge		Financial liabilities at amortized cost		Total
Trade and other payables	(Won)	—	(Won)	—	(Won)	4,805,705	(Won)	4,805,705
Finance lease liabilities		—		—		93,856		93,856
Borrowings		—		—		9,382,364		9,382,364
Other financial liabilities		634		19,837		18,455		38,926

(In millions of Korean won)	12.31.2011
Financial assets	Loans and receivables		Assets at fair value through the profit and loss		Derivatives used for hedge		Available- for-sale		Held-to-Maturity		Total
Cash and cash equivalents	(Won)	1,445,169	(Won)	—	(Won)	—	(Won)	—	(Won)	—	(Won)	1,445,169
Trade and other receivables		7,882,329		—		—		—		—		7,882,329
Loans receivable		1,189,331		—		—		—		—		1,189,331
Finance lease receivables		736,660		—		—		—		—		736,660
Other financial Assets		280,700		5,538		160,283		428,796		7		875,324

(In millions of Korean won)	12.31.2011
Financial liabilities	Liabilities at fair value through the profit and loss		Derivatives used for hedge		Financial liabilities at amortized cost		Total
Trade and other payables	(Won)	—	(Won)	—	(Won)	6,542,138	(Won)	6,542,138
Finance lease liabilities		—		—		136,197		136,197
Borrowings		—		—		10,998,552		10,998,552
Other financial liabilities		2,730		6,076		287,954		296,760

Income or expense (gain or loss) by financial instruments category for the years ended December 31, 2010 and 2011, are as follows:

(In millions of Korean won	12.31.2010		12.31.2011
Loans and receivables
Interest income [1]	(Won)	253,437	(Won)	314,125
Gain or loss on valuation		(194,005)		(146,177)
Foreign currency transaction gain or loss		(15,227)		5,284
Foreign currency translation gain or loss		(2,967)		4,646
Gain or loss on disposal		(482)		(3,807)
Assets at fair value through the profit and loss
Interest income [1]		3,048		10,684
Dividend income		2		13
Gain or loss on valuation		14,460		10,263
Foreign currency transaction gain or loss		352		8
Foreign currency translation gain or loss		3		116
Gain or loss on disposal		92		(1,120)
Reclassified to profit or loss from other comprehensive income [2,3]		—		879

(In millions of Korean won	12.31.2010		12.31.2011
Derivatives used for hedging
Transaction gain or loss		(824)		(26,882)
Gain or loss on valuation		114		43,755
Other comprehensive income [2]		(27,897)		13,509
Reclassified to profit or loss from other comprehensive income [2,4]		3,259		6,374
Available -for-sale
Interest income [1]		998		219
Dividend income		561		7,840
Gain or loss on disposal		2,305		6,724
Impairment loss		(6,043)		(4,727)
Other comprehensive income [2]		(1,324)		80,521
Reclassified to profit or loss from other comprehensive income [2]		3,553		(1,764)
Liabilities at fair value through the profit and loss
Interest expense [1]		(5,380)		(11,777)
Gain or loss on valuation		4,998		(142)
Gain or loss on disposal		(732)		40
Derivatives used for hedging
Gain or loss on valuation		(12,810)		1,041
Other comprehensive income [2]		(20,692)		8,205
Financial liabilities at amortized cost
Interest expense [1,5]		(580,082)		(576,589)
Foreign currency transaction gain or loss		11,685		4,063
Foreign currency translation gain or loss		36,303		(83,939)
Financial guarantee gain or loss		(239)		(4,973)

Total	(Won)	(533,534)	(Won)	(343,588)

1	Interest income recognized as operating revenue is (Won) 173,740 million (2010: (Won) 160,043 million) and interest expense recognized as operating expense is (Won) 106,951 million (2010: (Won) 95,537 million) for the year ended December 31, 2011.

2	The amounts directly reflected in equity before adjustments of deferred income tax.

3	The Company discontinued prospectively hedge accounting for certain cash flow hedge derivatives, which are reclassified as financial instruments at fair value through profit or loss. The related gain or loss on valuation of cash flow hedge in other comprehensive income was reclassified to profit or loss for the period (Note 9).

4	During the period, the certain derivatives of the Company were settled and the related gain or loss on valuation of cash flow hedge in other comprehensive income was reclassified to profit or loss for the period.

5	The amounts reflected as interest expense arising from derivatives.

6.    Cash and Cash Equivalents

Cash and cash equivalents as of January 1, 2010 and December 31, 2010 and 2011 are as follows:

(In millions of Korean won)	1.1.2010		12.31.2010		12.31.2011
Cash on hand	(Won)	3,212	(Won)	8,646	(Won)	11,330
Cash in banks		351,243		418,984		652,374
Money market trust		108,000		320,000		464,000
Other financial instruments		1,080,417		414,011		317,465

Total	(Won)	1,542.872	(Won)	1,161,641	(Won)	1,445,169

Cash and cash equivalents in the statement of financial position equal cash and cash equivalents in the statements of cash flows.

Restricted cash and cash equivalents as of January 1, 2010 and December 31, 2010 and 2011 are as follows:

(In millions of Korean won)	Type	1.1.2010		12.31.2010		12.31.2011		Description
Cash and cash equivalents	Restricted deposit	(Won)	10,341	(Won)	9,494	(Won)	8,707	Deposit restricted for governmental project

7.    Trade and Other Receivables

Trade and other receivables as of January 1, 2010 and December 31, 2010 and 2011, are as follows:

	1.1.2010
(in millions of Korean won)	Total amounts		Allowance for doubtful accounts		Present value discount		Carrying value
Current assets
Trade receivables	(Won)	3,886,679	(Won)	(462,430)	(Won)	(28,167)	(Won)	3,396,082
Other receivables		500,423		(160,173)		(964)		339,286

Total	(Won)	4,387,102	(Won)	(622,603)	(Won)	(29,131)	(Won)	3,735,368

Non-current assets
Trade receivables	(Won)	448,218	(Won)	(2,778)	(Won)	(48,592)	(Won)	396,848
Other receivables		419,652		(102)		(36,759)		382,791

Total	(Won)	867,870	(Won)	(2,880)	(Won)	(85,351)	(Won)	779,639

	12.31.2010
(in millions of Korean won)	Total amounts		Allowance for doubtful accounts		Present value discount		Carrying value
Current assets
Trade receivables	(Won)	4,318,381	(Won)	(495,049)	(Won)	(48,699)	(Won)	3,774,633
Other receivables		563,403		(144,408)		(251)		418,744

Total	(Won)	4,881,784	(Won)	(639,457)	(Won)	(48,950)	(Won)	4,193,377

Non-current assets
Trade receivables	(Won)	880,214	(Won)	(7,199)	(Won)	(76,636)	(Won)	796,379
Other receivables		361,402		(307)		(32,138)		328,957

Total	(Won)	1,241,616	(Won)	(7,506)	(Won)	(108,774)	(Won)	1,125,336

	12.31.2011
(in millions of Korean won)	Total amounts		Allowance for doubtful accounts		Present value discount		Carrying value
Current assets
Trade receivables	(Won)	5,318,171	(Won)	(462,502)	(Won)	(64,229)	(Won)	4,791,440
Other receivables		1,536,616		(169,042)		(100)		1,367,474

Total	(Won)	6,854,787	(Won)	(631,544)	(Won)	(64,329)	(Won)	6,158,914

Non-current assets
Trade receivables	(Won)	1,452,685	(Won)	(10,716)	(Won)	(115,171)	(Won)	1,326,798
Other receivables		442,640		(97)		(45,926)		396,617

Total	(Won)	1,895,325	(Won)	(10,813)	(Won)	(161,097)	(Won)	1,723,415

The fair values of trade and other receivables with original maturities less than one year equal their carrying values because the discounting effect is immaterial. The fair value of trade and other receivables with original maturities longer than one year, which are mainly from sales of goods, is determined discounting the expected future cash flow at the weighted average borrowing rate.

Details of changes in allowance for doubtful accounts for the year ended December 31, 2010 and 2011, are as follows:

	2010				2011
(in millions of Korean won)	Trade receivables		Other receivables		Trade receivables		Other receivables
Beginning balance	(Won)	465,208	(Won)	160,275	(Won)	502,248	(Won)	144,715
Provision		151,475		6,672		109,034		24,408
Reversal or written-off		(110,464)		(21,467)		(160,173)		(7,183)
Changes in the scope of consolidation		(2,064)		(437)		21,954		5,016
Others		(1,907)		(328)		155		2,183

Ending balance	(Won)	502,248	(Won)	144,715	(Won)	473,218	(Won)	169,139

Provisions for doubtful trade and other receivables are recognized as operating expenses.

Details of aging analysis of trade receivables as of January 1, 2010 and December 31, 2010 and 2011, are as follows:

(in millions of Korean won)	Trade receivables
	1.1.2010		12.31.2010		12.31.2011
Neither past due nor impaired	(Won)	2,870,902	(Won)	3,949,439	(Won)	5,381,202
Past due and impaired
Up to six months		580,042		643,801		560,314
Six months to twelve months		204,807		144,260		162,911
Over twelve months		602,387		335,760		487,029
Subtotal		1,387,236		1,123,821		1,210,254
Allowance for doubtful accounts		(465,208)		(502,248)		(473,218)

Total	(Won)	3,792,930	(Won)	4,571,012	(Won)	6,118,238

The detail of other receivables as of January 1, 2010 and December 31, 2010 and 2011, are as follows:

(in millions of Korean won)	1.1.2010		12.31.2010		12.31.2011
Loans	(Won)	109,512	(Won)	107,274	(Won)	100,251
Receivables [1]		433,564		494,455		1,489,040
Accrued income		22,536		13,093		17,651
Refundable deposits		315,903		277,526		325,603
Others		837		68		685
Allowance		(160,275)		(144,715)		(169,139)

Total	(Won)	722,077	(Won)	747,701	(Won)	1,764,091

Current		339,286		418,744		1,367,474
Non-current		382,791		328,957		396,617

1	The settlement receivables of BC Card Co., Ltd. of (Won)863,853 million included, as of December 31, 2011.

Details of aging analysis of other receivables as of January 1, 2010 and December 31, 2010 and 2011, are as follows

(in millions of Korean won)	Other receivables
	1.1.2010		12.31.2010		12.31.2011
Neither past due nor impaired	(Won)	712,373	(Won)	726,812	(Won)	1,712,284
Past due and impaired
Up to six months		100,060		38,312		160,612
Six months to twelve months		18,000		77,841		12,322
Over twelve months		51,919		49,451		48,012
Subtotal		169,979		165,604		220,946
Allowance for doubtful accounts		(160,275)		(144,715)		(169,139)

Total	(Won)	722,077	(Won)	747,701	(Won)	1,764,091

The maximum exposure of trade and other receivables to credit risk is carrying value of each class of receivables mentioned above as of December 31, 2011.

8.    Loans Receivable

Loans receivable as of January 1, 2010 and December 31, 2010 and 2011, are as follows:

Current

	1.1.2010
(in millions of Korean won)	Original amount		Allowance for doubtful accounts		Carrying Value
Factoring receivables	(Won)	492	(Won)	(4)	(Won)	488
Loans		422,293		(8,167)		414,126
Accounts receivable-loans		2,149		(427)		1,722
Loans for installment credit		29,298		(2,882)		26,416
Deferred loan origination costs		170		—		170
Accounts receivable-loans for installment credit		924		(124)		800

Total	(Won)	455,326	(Won)	(11,604)	(Won)	443,722

	12.31.2010
(in millions of Korean won)	Original amount		Allowance for doubtful accounts		Carrying Value
Factoring receivables	(Won)	35,737	(Won)	(647)	(Won)	35,090
Loans		676,273		(19,030)		657,243
Accounts receivable-loans		13,307		(2,402)		10,905
Loans for installment credit		22,849		(1,191)		21,658
Accounts receivable-loans for installment credit		528		(82)		446

Total	(Won)	748,694	(Won)	(23,352)	(Won)	725,342

	12.31.2011
(in millions of Korean won)	Original amount		Allowance for doubtful accounts		Carrying value
Factoring receivables	(Won)	47,201	(Won)	(1,012)	(Won)	46,189
Loans		640,580		(22,352)		618,228
Accounts receivable-loans		3,084		(221)		2,863
Loans for installment credit		31,044		(655)		30,389
Accounts receivable-loans for installment credit		393		(32)		361

Total	(Won)	722,302	(Won)	(24,272)	(Won)	698,030

Non-Current

	1.1.2010
(in millions of Korean won)	Original amount		Allowance for doubtful accounts		Carrying value
Factoring receivables	(Won)	17,528	(Won)	(96)	(Won)	17,432
Loans		404,028		(4,870)		399,158
Deferred loan origination fees		(3,746)		—		(3,746)
Loans for installment credit		42,570		(2,881)		39,689
New technology financial investment assets		5,846		(1,027)		4,819
New technology financial loans		10,213		(58)		10,155

Total	(Won)	476,439	(Won)	(8,932)	(Won)	467,507

	12.31.2010
(in millions of Korean won)	Original amount		Allowance for doubtful accounts		Carrying value
Loans	(Won)	349,734	(Won)	(8,904)	(Won)	340,830
Deferred loan origination fees		(1,030)		—		(1,030)
Loans for installment credit		30,564		(1,382)		29,182
Deferred loan origination costs		951		—		951
New technology financial investment assets		7,876		(1,371)		6,505
New technology financial loans		32,015		(574)		31,441

Total	(Won)	420,110	(Won)	(12,231)	(Won)	407,879

	12.31.2011
(in millions of Korean won)	Original amount		Allowance for doubtful accounts		Carrying value
Factoring receivables	(Won)	23,948	(Won)	(513)	(Won)	23,435
Loans		388,870		(11,474)		377,396
Deferred loan origination fees		(987)		—		(987)
Loans for installment credit		45,358		(954)		44,404
Deferred loan origination costs		1,457		—		1,457
New technology financial investment assets		10,241		(3,668)		6,573
New technology financial loans		41,729		(2,706)		39,023

Total	(Won)	510,616	(Won)	(19,315)	(Won)	491,301

The fair values of trade and other receivables with maturities less than one year equal their carrying values because the discounting effect is immaterial. The fair value of loans receivables is determined discounting the future cash flow at the weighted average borrowing rate.

Details of changes in allowance for doubtful accounts for the years ended December 31, 2010 and 2011, are as follows:

(in millions of Korean won)	2010		2011
Beginning	(Won)	20,536	(Won)	35,583
Provision		30,808		30,808
Reversal or written-off		(8,470)		(22,804)
Others		(7,291)		—

Ending	(Won)	35,583	(Won)	43,587

Provisions for doubtful loans receivable are recognized as operating expenses.

Details of aging analysis of loans receivables as of January 1, 2010 and December 31, 2010 and 2011, are as follows:

(in millions of Korean won)	1.1.2010		12.31.2010		12.31.2011
Neither past due nor impaired	(Won)	881,471	(Won)	1,094,265	(Won)	1,147,671
Past due and impaired
Up to six months		38,840		64,672		85,247
Six months to twelve months		7,510		8,955		—
Over twelve months		3,944		912		—
Subtotal		50,294		74,539		85,247
Allowance for doubtful accounts		(20,536)		(35,583)		(43,587)

Total	(Won)	911,229	(Won)	1,133,221	(Won)	1,189,331

The maximum exposure of loans receivables to credit risk is carrying value as of December 31, 2011.

9.    Other Financial Assets and Liabilities

Other financial assets and liabilities as of January 1, 2010 and December 31, 2010 and 2011, are as follows:

(In millions of Korean won)	1.1.2010		12.31.2010		12.31.2011
Other financial assets
Derivatives	(Won)	308,324	(Won)	250,630	(Won)	164,434
Financial instruments [1]		370,262		116,269		289,628
Available-for-sale financial assets		111,716		172,144		421,255
Held-to-maturity investments		82		7		7
Less: Non-current		(403,667)		(269,358)		(621,699)

Current	(Won)	386,717	(Won)	269,692	(Won)	253,625

Other financial liabilities
Derivatives	(Won)	11,279	(Won)	20,471	(Won)	8,806
Financial liabilities		15,586		18,455		287,954
Less: Non-current		(19,487)		(37,783)		(288,473)

Current	(Won)	7,378	(Won)	1,143	(Won)	8,287

1	Financial assets amounting to (Won)22,900 million (2010: (Won)6,741 million) and (Won)123 million (2010: (Won)49 million) are collaterals pledged against the investee’s debt and checking account deposit, which are subject to withdrawal restrictions.

Derivatives as of January 1, 2010 and December 31, 2010 and 2011, are as follows:

	1.1.2010				12.31.2010				12.31.2011
(in millions of Korean won)	Assets		Liabilities		Assets		Liabilities		Assets		Liabilities
Interest rate swap	(Won)	23	(Won)	5,775	(Won)	1,213	(Won)	213	(Won)	49,485	(Won)	180
Currency swap		295,035		3,782		246,716		19,852		110,798		6,076
Currency forward		288		1,722		—		406		—		292
Other derivatives [1]		12,978		—		2,701		—		4,151		2,258

Total	(Won)	308,324	(Won)	11,279	(Won)	250,630	(Won)	20,471	(Won)	164,434	(Won)	8,806

Less:
Non-current
Interest rate swap		(23)		(119)		—		—		(3)		(45)
Currency swap		(295,035)		(3,782)		(97,166)		(19,837)		(110,798)		(1,076)

		(295,058)		(3,901)		(97,166)		(19,837)		(110,801)		(1,121)

Current	(Won)	13,266	(Won)	7,378	(Won)	153,464	(Won)	634	(Won)	53,633	(Won)	7,685

1	H&C Network, a subsidiary of the Company, has entered into the option contract included in the share transfer agreement with 14 shareholders including the major shareholder of Initech Smartro Holdings Co., Ltd and Smartro Co., Ltd. On July 8, 2010, 135,796 shares out of 203,694 shares included in the option contract were transferred according to the above agreement. The Company may receive the request for the exercise of the option for the remaining 67,898 shares under option contract.

The full value of a hedging derivative is classified as a non-current asset or liability if the remaining maturity of the hedged item is more than 12 months and, as a current asset or liability, if the maturity of the hedged item is less than 12 months.

The valuation gains and losses on the derivatives contracts for the years ended December 31, 2010 and 2011, are as follows:

	2010
(in millions of Korean won)	For trading				For hedging
Type of Transaction	Valuation gain		Valuation loss		Valuation gain		Valuation loss		Accumulated other comprehensive income [1]
Interest rate swap [2,5]	(Won)	4,999	(Won)	—	(Won)	1,190	(Won)	—	(Won)	—
Currency swap [3,4]		1,311		—		33,595		47,481		(48,589)
Currency forward [5]		136		15		—		—		—
Other derivatives		14,379		—		—		—		—

Total	(Won)	20,825	(Won)	15	(Won)	34,785	(Won)	47,481	(Won)	(48,589)

	2011
(in millions of Korean won)	For trading				For hedging
Type of Transaction	Valuation gain		Valuation loss		Valuation gain		Valuation loss		Accumulated other comprehensive income [1]
Interest rate swap [2]	(Won)	3	(Won)	45	(Won)	—	(Won)	—	(Won)	—
Currency swap [3,4]		10,230		—		53,727		8,931		21,714
Currency forward [5]		294		180		—		—		—
Other derivatives [5]		2,270		36		—		—		—

Total	(Won)	12,797	(Won)	261	(Won)	53,727	(Won)	8,931	(Won)	21,714

1	The amounts before adjustments of deferred income tax directly reflected in equity and allocation to the non-controlling interest.

2	The interest rate swap contract is to hedge the risk of variability in future fair value of the bond.

3	The currency swap contract is to hedge the risk of variability in cash flow from the bond.

4	In applying the cash flow hedge accounting, the Company hedges its exposures to cash flow fluctuation until September 7, 2034.

5	Gain on valuation of derivative recognized as operating income is (Won) 2,564 million (2010: (Won)1,311 million) for December 31, 2011.

There is no gain or loss on valuation due to fair value valuation of bond to hedge fair value in 2011 (2010: gain on valuation of (Won)1,190 million).

The ineffective portion of recognized in profit or loss on the cash flow hedge is gain on valuation of (Won)2,714 million in 2011. (2010: gain on (Won)10,341 million)

The Company discontinued prospectively hedge accounting for certain currency swaps that were previously designated as hedging instruments for cash flows because the hedge effectiveness could not be demonstrated. The derivatives were reclassified to the financial instruments at fair value through profit or loss.

Details of available-for-sale financial assets as of January 1, 2010 and December 31, 2010 and 2011, 2010, are as follows:

(In millions of Korean won)	1.1.2010		12.31.2010		12.31.2011
Marketable equity securities	(Won)	15,587	(Won)	25,469	(Won)	101,183
Non-marketable equity securities		92,978		145,110		294,243
Marketable debt securities		—		—		18,400
Non-marketable debt securities		3,151		1,565		7,429
Others		5,564		6,465		7,541
Total		117,280		178,609		428,796
Less: non-current		(111,716)		(172,144)		(421,255)

Current	(Won)	5,564	(Won)	6,465	(Won)	7,541

Changes of available-for-sale financial assets for the years ended December 31, 2010 and 2011, are as follows;

(In millions of Korean won)	2010		2011
Beginning	(Won)	117,280	(Won)	178,609
Acquisition		108,492		168,060
Disposal		(52,062)		(21,216)
Valuation [1]		(1,324)		80,521
Gain (loss) reclassified from equity [1]		3,553		(1,764)
Impairment		(6,043)		(4,727)
Changes in scope of consolidation		—		14,094
Others		8,713		15,219

Ending	(Won)	178,609	(Won)	428,796

1	The amount before adjustment of deferred income tax directly reflected in equity and allocation to the non-controlling interest.

The maximum exposure of debt securities of available-for-sale financial assets to credit risk is carrying value as of December 31, 2011.

Available-for-sale financial assets are measured at fair value. However, non-marketable equity securities that do not have quoted market prices in an active market and the fair value of which cannot be reliably measured are recognized at cost and the impairment loss is recognized if any.

10.    Inventories

Inventories as of January 1, 2010 and December 31, 2010 and 2011, are as follows:

	1.1.2010						12.31.2010						12.31.2011
(in millions of Korean won)	Acquisition cost		Valuation allowance [1]		Book Value		Acquisition cost		Valuation allowance [1]		Book Value		Acquisition cost		Valuation allowance [1]		Book Value
Merchandise	(Won)	635,778	(Won)	(45,116)	(Won)	590,662	(Won)	617,919	(Won)	(39,695)	(Won)	578,224	(Won)	622,196	(Won)	(29,022)	(Won)	593,194
Supplies		31,989		(662)		31,327		29,595		(196)		29,399		20,396		(144)		20,252
Goods in transit		69,250		—		69,250		55,564		—		55,564		—		—		—
Others		77,107		(2,968)		74,139		48,627		(1,197)		47,430		62,274		(993)		61,281

Total	(Won)	814,124	(Won)	(48,746)	(Won)	765,378	(Won)	751,705	(Won)	(41,088)	(Won)	710,617	(Won)	704,866	(Won)	(30,139)	(Won)	674,727

1	The Company records valuation allowance for inventories when the Company determined that the costs of inventories are not recoverable as these inventories are damaged, as they become wholly or partially obsolete or as the selling prices have declined.

11.    Other Assets and Liabilities

Other assets and liabilities as of January 1, 2010 and December 31, 2010 and 2011, 2010, are as follows:

(In millions of Korean won)	1.1.2010		12.31.2010		12.31.2011
Other assets
Advance payments	(Won)	102,140	(Won)	141,820	(Won)	136,172
Prepaid expenses		154,955		165,107		218,638
Others		7,168		6,976		41,896
Less: Non-current		(52,581)		(50,183)		(86,053)

Current	(Won)	211,682	(Won)	263,720	(Won)	310,653

Other liabilities
Advances received	(Won)	178,941	(Won)	172,560	(Won)	117,178
Withholdings		43,318		36,971		52,995
Unearned revenue		27,868		2,054		71,290
Others		1,323		455		833
Less: Non-current		(28,612)		(27,212)		(32,038)

Current	(Won)	222,838	(Won)	184,828	(Won)	210,258

12.    Property and Equipment

The changes in property and equipment for the years ended December 31, 2010 and 2011, are as follows:

	2010
(in millions of Korean won)	Land		Buildings and structures		Machinery and equipment		Others		Construction -in-progress		Total
Acquisition cost	(Won)	1,202,008	(Won)	3,759,859	(Won)	31,414,707	(Won)	2,351,662	(Won)	650,978	(Won)	39,379,214
Accumulated depreciation (including accumulated impairment loss and others)		(132)		(1,037,237)		(22,427,855)		(1,820,789)		(60,623)		(25,346,636)

Balance at 1.1.2010	(Won)	1,201,876	(Won)	2,722,622	(Won)	8,986,852	(Won)	530,873	(Won)	590,355	(Won)	14,032,578
Acquisition		—		913		54,184		71,463		2,594,060		2,720,620
Disposal		(19,823)		(42,723)		(109,038)		(45,435)		—		(217,019)
Depreciation		—		(196,724)		(2,565,191)		(164,656)		—		(2,926,571)
Transfer in (out)		6,997		125,348		2,199,428		108,388		(2,440,161)		—
Exclusion in the scope of consolidation		(1,412)		(2,984)		—		(97,376)		—		(101,772)
Others		(59,996)		(98,893)		(23,363)		33,225		39,463		(109,564)

Balance at 12.31.2010	(Won)	1,127,642	(Won)	2,507,559	(Won)	8,542,872	(Won)	436,482	(Won)	783,717	(Won)	13,398,272

Acquisition cost	(Won)	1,127,774	(Won)	3,675,370	(Won)	31,441,259	(Won)	1,806,746	(Won)	822,637	(Won)	38,873,786
Accumulated depreciation (including accumulated impairment loss and others)		(132)		(1,167,811)		(22,898,387)		(1,370,264)		(38,920)		(25,475,514)

	2011
(in millions of Korean won)	Land		Buildings and structures		Machinery and equipment		Others		Construction -in-progress		Total
Acquisition cost	(Won)	1,127,774	(Won)	3,675,370	(Won)	31,441,259	(Won)	1,806,746	(Won)	822,637	(Won)	38,873,786
Accumulated depreciation (including accumulated impairment loss and others)		(132)		(1,167,811)		(22,898,387)		(1,370,264)		(38,920)		(25,475,514)

Balance at 1.1.2011	(Won)	1,127,642	(Won)	2,507,559	(Won)	8,542,872	(Won)	436,482	(Won)	783,717	(Won)	13,398,272
Acquisition		5		3,541		48,258		35,901		3,158,247		3,245,952
— Disposal [1]		(35,475)		(104,079)		(108,415)		(56,414)		(363)		(304,746)
Depreciation		—		(146,096)		(2,313,287)		(165,254)		—		(2,624,637)
Transfer in (out)		3,802		94,763		3,048,999		132,114		(3,279,678)		—
Inclusion in scope of consolidation		115,978		46,445		175,758		28,668		50,424		417,273
Exclusion in scope of consolidation		—		(6,626)		(96,067)		(4,662)		(32,606)		(139,961)
Others		(10,942)		(40,097)		(76,767)		110,327		48,021		30,542

Balance at 12.31.2011	(Won)	1,201,010	(Won)	2,355,410	(Won)	9,221,351	(Won)	517,162	(Won)	727,762	(Won)	14,022,695

Acquisition cost	(Won)	1,201,142	(Won)	3,570,608	(Won)	33,455,278	(Won)	1,944,129	(Won)	754,648	(Won)	40,925,805
Accumulated depreciation (including accumulated impairment loss and others)		(132)		(1,215,198)		(24,233,927)		(1,426,967)		(26,886)		(26,903,110)

1	Land and buildings disposed in connection with the sale and leaseback transactions with K-REALTY CR-REIT were included (Note26).

Certain land and buildings are pledged as collaterals for borrowings of up to (Won)1,940 million as of December 31, 2011 (2010.12.31: (Won)3,498 million, 1.1.2010: (Won)8,300 million).

The borrowing costs capitalized for qualifying assets amount to (Won)14,675 million (2010: (Won)17,024 million) in 2011. The interest rate applied to calculate the capitalized borrowing costs in 2011 is 5.23% to 6.83%. (2010: 5.08% to 6.76%)

13.    Investment Property

The changes in investment property for years ended December 31, 2010 and 2011, are as follows:

	2010						2011
(in millions of Korean won)	Land		Buildings		Total		Land		Buildings		Total
Acquisition cost	(Won)	260,190	(Won)	1,026,880	(Won)	1,287,070	(Won)	320,739	(Won)	1,158,558	(Won)	1,479,297
Accumulated depreciation (including accumulated impairment loss and others)		—		(257,052)		(257,052)		—		(333,047)		(333,047)

Beginning balance	(Won)	260,190	(Won)	769,828	(Won)	1,030,018	(Won)	320,739	(Won)	825,511	(Won)	1,146,250
Disposal [1]		(2,952)		(5,710)		(8,662)		(10,660)		(27,023)		(37,683)
Depreciation		—		(45,932)		(45,932)		—		(47,221)		(47,221)
Transfer in		63,501		107,325		170,826		15,079		82,680		97,759

Ending balance	(Won)	320,739	(Won)	825,511	(Won)	1,146,250	(Won)	325,158	(Won)	833,947	(Won)	1,159,105

Acquisition cost		320,739		1,158,558		1,479,297		325,158		1,195,175		1,520,333
Accumulated depreciation (including accumulated impairment loss and others)		—		(333,047)		(333,047)		—		(361,228)		(361,228)

1	Land and buildings disposed in connection with the sale and leaseback transactions with K-REALTY CR-REIT were included (Note26).

The buildings mentioned above are depreciated over 10 to 40 years using the straight-line method.

The fair value of investment property is (Won)2,524,039 million as of December 31, 2011. (12.31.2010: (Won)2,207,754 million, 1.1.2010: (Won)2,026,023 million). The fair value of investment property is estimated based on the expected cash flow.

Rental income from investment property is (Won)150,752 million in 2011(2010: (Won)114,779 million) and direct operating expenses (including repairs and maintenance) arising from investment property that generated rental income during the period are recognized as operating expenses.

Certain lands and buildings are pledged as collateral related to the rental contracts up to (Won)70,317million as of December 31, 2011 (12.31.2010: (Won)67,206 million, 1.1.2010: 65,092 million).

14.    Intangible Assets

The changes in intangible assets for the years ended December 31, 2010 and 2011, are as follows:

	2010
(in millions of Korean won)	Goodwill		Industrial rights		Development costs		Software		Frequency usage rights		Others		Total
Acquisition cost	(Won)	91,513	(Won)	24,109	(Won)	782,749	(Won)	390,858	(Won)	1,342,023	(Won)	357,371	(Won)	2,988,623
Accumulated amortization (including accumulated impairment loss and others)		(7,749)		(13,625)		(555,155)		(225,309)		(647,395)		(153,696)		(1,602,929)

Balance at 1.1.2010	(Won)	83,764	(Won)	10,484	(Won)	227,594	(Won)	165,549	(Won)	694,628	(Won)	203,675	(Won)	1,385,694
Acquisition		—		738		243,198		63,862		—		23,556		331,354
Disposal		—		—		(14,248)		(5,788)		—		(4,421)		(24,457)
Amortization		—		(1,775)		(69,824)		(54,507)		(115,418)		(24,775)		(266,299)
Impairment loss		—		—		—		(2,072)		—		(1,631)		(3,703)
Changes in scope of Consolidation		—		—		(829)		(11)		—		(2,134)		(2,974)
Others		—		(143)		(889)		1,760		—		(1,423)		(695)

Balance at 12.31.2010	(Won)	83,764	(Won)	9,304	(Won)	385,002	(Won)	168,793	(Won)	579,210	(Won)	192,847	(Won)	1,418,920

Acquisition cost	(Won)	91,513	(Won)	24,840	(Won)	947,053	(Won)	438,302	(Won)	1,342,023	(Won)	351,630	(Won)	3,195,361
Accumulated amortization (including accumulated impairment loss and others)		(7,749)		(15,536)		(562,051)		(269,509)		(762,813)		(158,783)		(1,776,441)

	2011
(in millions of Korean won)	Goodwill		Industrial rights		Development costs		Software		Frequency usage rights		Others [1]		Total
Acquisition cost	(Won)	91,513	(Won)	24,840	(Won)	947,053	(Won)	438,302	(Won)	1,342,023	(Won)	351,630	(Won)	3,195,361
Accumulated amortization (including accumulated impairment loss and others)		(7,749)		(15,536)		(562,051)		(269,509)		(762,813)		(158,783)		(1,776,441)

Balance at 1.1.2011	(Won)	83,764	(Won)	9,304	(Won)	385,002	(Won)	168,793	(Won)	579,210	(Won)	192,847	(Won)	1,418,920
Acquisition		366,858		116		156,114		100,870		441,485		415,399		1,480,842
Disposal		—		(491)		(1,849)		(105)		—		(9,444)		(11,889)
Amortization		—		(2,668)		(102,806)		(54,976)		(124,998)		(34,427)		(319,875)
Impairment loss		(1,227)		—		(430)		(297)		—		(593)		(2,547)
Changes in scope of Consolidation		—		42		257		11,467		—		80,986		92,752
Others		—		(78)		(9,660)		(1,433)		—		(3,547)		(14,718)

Balance at 12.31.2011	(Won)	449,395	(Won)	6,225	(Won)	426,628	(Won)	224,319	(Won)	895,697	(Won)	641,221	(Won)	2,643,485

Acquisition cost	(Won)	457,630	(Won)	18,294	(Won)	1,069,158	(Won)	555,154	(Won)	1,783,508	(Won)	867,700	(Won)	4,751,444
Accumulated amortization (including accumulated impairment loss and others)		(8,235)		(12,069)		(642,530)		(330,835)		(887,811)		(226,479)		(2,107,959)

1	Intangible assets of KT Skylife Co.,Ltd., Enswers Inc. and BC card co., Ltd, , amounting to (Won)391,409 million, measured at fair value in accordance with IFRS 3 “Business Combination” are included. Others also include facility usage rights with indefinite useful life.

The carrying value of facility usage rights with indefinite useful life not subject to amortization is (Won)153,797 million (12.31.2010: (Won)149,847 million, 1.1.2010: (Won)162,556 million) as of December 31, 2011.

Goodwill is allocated to the Company’s cash-generating unit which is identified by operating segments. As of December 31, 2011, goodwill allocated to each cash-generation unit is as follows:

Personal [1]	(Won)	65,057

Others
KT Powertel Co.,Ltd.		1,920
BC card co., Ltd		41,234
H&C Network		1,990
KT Music Corporation		6,724
Nasmedia		8,836
KT Skylife Co.,Ltd.		306,303
NEXR Co.,Ltd.		3,386
Enswers Inc.		12,425
OIC Korea Co.,Ltd		1,520

Sub-total		384,338

Total	(Won)	449,395

1	The goodwill from obtaining the controlling interest in KT Freetel Co., Ltd.

Goodwill impairment reviews are undertaken annually. The recoverable amounts for some goodwill of (Won)328,759 million allocated to others are determined based on the related CGUs’ fair value less costs to sell and the recoverable amounts of all other CGUs, to which goodwill of (Won)120,636 is allocated, have been determined based on value-in-use calculations. These calculations use pre-tax cash flow projections based on financial budgets approved by management. Cash flows beyond the Company’s financial plan are extrapolated using the estimated growth rates and the growth rate does not exceed the long-term average growth rate for the business in which the CGU operates.

The Company determined the gross margin rate based on past performance and its expectations of market development. The average growth rates used are estimated based on the historical growth rate. In addition, the Company estimated the pre-tax cash flow based on past performance and its expectation of market growth and the discount rates used are pre-tax and reflect specific risks relating to the relevant CGUs.

As a result of the impairment test, the Company recognized the impairment losses of (Won)1,227 million on goodwill allocated to KT Edui Co., Ltd. as operating expenses in the statement of the consolidated income. The Company considers that the carrying value of cash generating units does not exceed the recoverable amount of the CGUs other than KT Edui Co., Ltd.

15.    Investments in Jointly Controlled Entities and Associates

The changes in investments in jointly controlled entities and associates for the years ended December 31, 2010 and 2011, are as follows:

	12.31.2010
(in millions of Korean won)	Beginning		Acquisition (Disposal)		Reclassification		Interest in jointly controlled entities and associates [3]		Others		Ending
KT Submarine Co., Ltd.	(Won)	24,462	(Won)	—	(Won)	—	(Won)	2,884	(Won)	(518)	(Won)	26,828
KT Rental		—		—		162,413		61		9,080		171,554
KTCS corporation		16,154		—		—		3,369		(388)		19,135
KTIS Corporation		15,661		—		—		4,411		(1,024)		19,048
KT Skylife Co.,Ltd. [1]		15,353		65,296		—		12,892		215		93,756
Korea Information & Technology Fund		115,636		—		—		6,914		(508)		122,042
KT-Global New Media Fund		12,932		—		—		(270)		—		12,662
Company K Movie Asset Fund No.1		8,806		—		—		556		—		9,362
Boston Global Film & Contents Fund L.P.		8,768		—		—		54		—		8,822
Mongolian Telecommunications		11,135		—		—		(27)		1,204		12,312
Metropol Property LLC		1,684		—		—		253		(266)		1,671
KT wibro infra Co., Ltd.		—		65,000		—		505		(3)		65,502
KTF-CJ Music Contents Investment Fund		4,954		—		—		(3)		—		4,951
KT-DoCoMo Mobile Investment Fund		4,473		—		—		384		—		4,857
Others		66,046		114,464		(116,176)		1,199		26		65,559

Total	(Won)	306,064	(Won)	244,760	(Won)	46,237	(Won)	33,182	(Won)	7,818	(Won)	638,061

	12.31.2011
(in millions of Korean won)	Beginning		Acquisition (Disposal)		Reclassification		Interest in jointly controlled entities and associates [3]		Others		Ending
KT Submarine Co., Ltd.	(Won)	26,828	(Won)	—	(Won)	—	(Won)	2,365	(Won)	(7)	(Won)	29,186
KT Rental		171,554		(15,849)		—		21,817		(2,287)		175,235
KTCS corporation		19,135		—		—		3,350		(2,158)		20,327
KTIS Corporation		19,048		—		—		3,473		(1,433)		21,088
KT Skylife Co.,Ltd. [1]		93,757		—		(280,772)		—		187,015		—
Korea Information & Technology Fund		122,041		—		—		1,556		(4,106)		119,491
KT-Global New Media Fund		12,662		—		—		(19)		—		12,643
Company K Movie Asset Fund No.1		9,362		—		—		231		—		9,593
Boston Global Film & Contents Fund L.P		8,822		—		—		(1,287)		—		7,535
Mongolian Telecommunications		12,312		—		—		409		(1,489)		11,232
Metropol Property LLC		1,671		—		—		137		(62)		1,746
KT wibro infra Co., Ltd.		65,502		—		—		704		—		66,206
SMART CHANNEL Co., Ltd. [2]		—		6,000		500		(3,752)		—		2,748
Kan Communications Co., Ltd.		—		3,000		—		(184)		—		2,816
KTF-CJ Music Contents Investment Fund		4,951		—		—		86		—		5,037
KT-DoCoMo Mobile Investment Fund		4,857		(393)		—		(11)		(346)		4,107
Others		65,559		(14,394)		32,632		(29,348)		(14,255)		40,194

Total	(Won)	638,061	(Won)	(21,636)	(Won)	(247,640)	(Won)	(473)	(Won)	160,872	(Won)	529,184

1	As a result of acquisition of additional interest, the Controlling Company acquired control over KT Skylife Co., Ltd. and the Controlling Company’s previously held equity interest in KT Skylife Co., Ltd. is measured at its fair value at the acquisition date. With regard to this transaction, the Company accounted for the difference ((Won)187,458 million) between the fair value of (Won)280,773 million and carrying value of (Won)93,315 million (including net reclassification adjustments of other comprehensive income of (Won)291 million) of the Controlling Company’s previously held equity interest as ‘other operating revenue’ in the statement of income. (Note 37)

2	The equity investment in SmartChannel Co., Ltd. amounting (Won)500 million was reclassified from available-for-sale assets to investment in jointly controlled entities and associates in 2011.

3	These include the equity in income of jointly controlled entities and associates of (Won)2,701 million (2010: (Won)622 million) recognized as operating revenue and the equity in loss of jointly controlled entities and associates of (Won)136 million (2010: (Won)126 million) recognized as operating expenses.

The summary of financial information of joint ventures and associates as of and for the years ended January 1, 2010 and December 31, 2010 and 2011, are as follows:

	1.1.2010
(In millions of Korean won)	Location	% of ownership interest	Assets		Liabilities
KT Submarine Co., Ltd.	Domestic	36.92%		109,996		43,877
KTCS corporation	Domestic	20.06%		130,587		48,486
KTIS Corporation	Domestic	20.32%		126,501		45,990
KT Skylife Co.,Ltd	Domestic	26.74%		448,079		344,151
Korea Information & Technology Fund	Domestic	33.33%		346,908		—
KT-Global New Media Fund	Domestic	50.00%		26,139		274
Company K movie asset fund No.1 [3]	Domestic	60.00%		14,676		—
Boston Global Film & Contents Fund L.P	Domestic	27.69%		31,860		195
Mongolian Telecommunications	Mongolia	40.00%		33,775		6,263
Metropol Property LLC	Uzbekistan	34.00%		1,951		437
KTF-CJ Music Contents Investment Fund	Domestic	50.00%		9,959		50
KT-DoCoMo Mobile Investment Fund	Domestic	45.00%		10,048		107
Others				428,198		182,561

Total			(Won)	1,718,677	(Won)	672,391

	12.31.2010
(In millions of Korean won)	Location	% of ownership interest	Assets		Liabilities		Operating revenue		Net profit (loss)
KT Submarine Co., Ltd.	Domestic	36.92%	(Won)	106,037	(Won)	33,366	(Won)	71,153	(Won)	8,182
KT Rental [1]	Domestic	58.00%		933,556		673,211		378,775		13,797
KTCS corporation [2]	Domestic	17.05%		168,242		53,237		353,950		16,269
KTIS Corporation [2]	Domestic	17.80%		160,555		54,849		349,114		20,536
KT Skylife Co.,Ltd	Domestic	37.41%		533,246		385,935		431,356		42,956
Korea Information & Technology Fund	Domestic	33.33%		367,721		—		28,376		22,014
KT-Global New Media Fund	Domestic	50.00%		25,356		31		—		(539)
Company K movie asset fund No.1 [3]	Domestic	60.00%		15,603		—		1,708		926
Boston Global Film & Contents Fund L.P.	Domestic	27.69%		32,054		204		995		186
Monogolian Telecommunications	Mongolia	40.00%		41,074		10,294		19,635		1,363
Metropol Property LLC	Uzbekistan	34.00%		2,119		273		418		418
KT wibro infra Co., Ltd	Domestic	26.22%		338,491		88,829		373		1,739
KTF-CJ Music Contents Investment Fund	Domestic	50.00%		9,903		—		627		6
KT-DoCoMo Mobile Investment Fund	Domestic	45.00%		10,944		149		944		854
Others				450,294		186,794		746,670		(5,225)

Total			(Won)	3,195,195	(Won)	1,487,172	(Won)	2,384,094	(Won)	123,482

(In millions of Korean won)	12.31.2011
	Location	% of ownership interest	Assets		Liabilities		Operating revenue		Net profit (loss)
KT Submarine Co., Ltd.	Domestic	36.92%	(Won)	127,062	(Won)	48,004	(Won)	111,453	(Won)	6,700
KT Rental [1]	Domestic	58.00%		1,419,392		1,167,454		657,971		27,320
KTCS corporation [2]	Domestic	17.49%		172,267		56,071		380,506		19,922
KTIS corporation [2]	Domestic	17.80%		174,459		56,013		373,397		21,077
Korea Information & Technology Fund	Domestic	33.33%		358,475		—		15,630		2,880
KT-Global New Media Fund	Domestic	50.00%		25,822		535		—		(38)
Company K Movie Asset Fund No.1 [3]	Domestic	60.00%		15,997		8		2,751		385
Boston Global Film & Contents Fund L.P.	Domestic	27.69%		27,411		204		933		(4,643)
Mongolian Telecommunications	Mongolia	40.00%		28,080		—		20,747		779
Metropol Property LLC	Uzbekistan	34.00%		4,075		846		1,512		486
KT wibro infra Co., Ltd	Domestic	26.22%		257,744		5,220		2,294		2,863
SMART CHANNEL Co., Ltd [1]	Domestic	65.00%		91,383		98,306		9,785		(9,471)
Kan Communications Co.,Ltd.	Domestic	50.00%		5,797		167		—		(369)
KTF-CJ Music Contents Investment Fund	Domestic	50.00%		10,076		—		318		173
KT-DoCoMo Mobile Investment Fund	Domestic	45.00%		9,286		162		92		(26)
Others				756,795		392,769		417,142		15,990

Total			(Won)	3,484,121	(Won)	1,825,759	(Won)	1,994,531	(Won)	84,028

[1]

As a result of acquisition of additional interest, the Company has 65% of ownership in Smart Channel Co.,Ltd.; however, the entity was classified as an associate and equity-method accounting has been applied as the Company has the significant influence but no control under the arrangement of shareholders. In addition, the Company has 58% of ownership in KT Rental Co.,Ltd.; however, the entity was classified as a joint venture due to exercise of joint control under the arrangement of shareholders.

[2]

At the end of the reporting period, even though the Company has ownership less than 20%, the equity method accounting has been applied as it is considered that the Company has the significant influence over the operating and financial policies of those entities.

[3]

At the end of the reporting period, even though the Company has ownership more than 50%, the equity method accounting has been applied as it the Company, which is a limited partner of investment fund, cannot participate in determining the operating and financial policies.

Marketable investments in joint ventures and associates as of January 1, 2010 and December 31, 2010 and 2011, are as follows:

	1.1.2010
	Number of shares	Market Price per Share (Korean won)		Fair Value (In millions of Korean won)		Book Value (In millions of Korean won)
KT Submarine Co., Ltd.	1,617,000	(Won)	15,200	(Won)	24,578	(Won)	24,370
Mongolian Telecommunications	10,348,111		1,878		19,434		11,135

	12.31.2010
	Number of shares	Market Price per Share (Korean won)		Fair Value (In millions of Korean won)		Book Value (In millions of Korean won)
KT Submarine Co., Ltd.	1,617,000	(Won)	20,550	(Won)	33,229	(Won)	26,828
KTCS Corporation	8,132,130		2,210		17,972		19,135
KTIS Corporation	6,196,190		3,510		21,749		19,048
Mongolian Telecommunications	10,348,111		3,413		35,319		12,312

	12.31.2011
	Number of shares	Market Price per Share (Korean won)		Fair Value (In millions of Korean won)		Book Value (In millions of Korean won)
KT Submarine Co., Ltd.	1,617,000	(Won)	13,200	(Won)	21,344	(Won)	29,186
KTCS Corporation	8,132,130		2,070		16,834		20,327
KTIS Corporation	6,196,190		2,800		17,349		21,088
Mongolian Telecommunications	10,348,111		2,268		23,470		11,232

The accumulated comprehensive loss of joint ventures and associates as of December 31, 2011 which was not recognized by the Company is (Won)22,004 million (2010.12.31 (Won) 9,857million, 2010.1.1 2010.12.31 (Won) 23,915 million).

The following equity securities owned by the Company are pledged as collaterals for Investees’ borrowings.

(In millions of Korean won)	Investee company	Amount
Investments in associates	SmartChannel Co., Ltd. (formerly, Media Plus Co., Ltd.)	(Won)	6,500

16.    Trade and other payables

The Company’s trade and other payables as of January 1, 2010 and December 31, 2010 and 2011, are as follows:

(In millions of Korean won)	1.1.2010		12.31.2010		12.31.2011
Current liabilities
Trade payables	(Won)	1,492,503	(Won)	1,523,983	(Won)	1,635,361
Other payables		3,795,555		2,900,215		4,255,064

Total		5,288,058	(Won)	4,424,198	(Won)	5,890,425

Non-current liabilities
Trade payables		14,602	(Won)	41,186	(Won)	24,222
Other payables		281,019		340,321		627,491

Total	(Won)	295,621	(Won)	381,507	(Won)	651,713

Details of other payables as of January 1, 2010 and December 31, 2010 and 2011, are as follows:

(In millions of Korean won)	1.1.2010		12.31.2010		31.12.2011
Non-trade payables [1]	(Won)	2,449,146	(Won)	1,513,325	(Won)	3,214,585
Accrued expenses		628,263		716,316		543,972
Operating deposits		755,568		738,091		764,660
Others		243,597		272,804		359,338
(non-current)		(281,109)		(340,321)		(627,491)

Current	(Won)	3,795,555	(Won)	2,900,215	(Won)	4,255,064

1	Settlement payables of BC card Co,. Ltd. of (Won) 997,915 million related to credit card transaction included as of December 31, 2011.

17.    Bonds Payable and Borrowings

Details of bonds payable and borrowings as of January 1, 2010 and December 31, 2010 and 2011, are as follows:

Bonds Payable

(in millions of Korean won and thousands of foreign currencies)			1.1.2010			12.31.2010			12.31.2011
Type	Maturity	Annual interest rates	Foreign currency	Korean won		Foreign currency	Korean won		Foreign currency	Korean won
MTNP notes [1]	06.24.2014	5.88%	USD 600,000	(Won)	700,560	USD 600,000	(Won)	683,340	USD 600,000	(Won)	691,980
MTNP notes [1]	09.07.2034	6.50%	USD 100,000		116,760	USD 100,000		113,890	USD 100,000		115,330
MTNP notes [1]	07.14.2015	4.88%	USD 400,000		467,040	USD 400,000		455,560	USD 400,000		461,320
MTNP notes [1]	05.03.2016	5.88%	USD 200,000		233,520	USD 200,000		227,780	USD 200,000		230,660
MTNP notes	04.11.2012	5.13%	USD 200,000		233,520	USD 200,000		227,780	USD 200,000		230,660
The 170th Public bond	01.11.2011	—	JPY12,500,000		157,853	JPY12,500,000		174,635	—		—
The 172-1st Public bond	03.31.2011	—	USD 50,000		58,380	USD 50,000		56,945	—		—
The 172-2nd Public bond [2]	03.31.2012	LIBOR(3M)+ 1.60%	USD 110,000		128,436	USD 110,000		125,279	USD 110,000		126,863
FR notes [2]	09.11.2013	LIBOR(3M)+ 1.50%	USD 200,000		233,520	USD 200,000		227,780	USD 200,000		230,660
FR notes [2]	04.09.2013	LIBOR(3M)+ 0.47%	—		—	USD 100,000		113,890	USD 100,000		115,330
The 178-1st Public bond [2]	01.18.2013	LIBOR(3M)+ 1.00%	—		—	—		—	USD 100,000		115,330
The 178-2nd Public bond[2]	01.17.2014	LIBOR(3M)+ 1.05%	—		—	—		—	USD 100,000		115,330
MTNP notes	01.25.2013	1.58%	—		—	—		—	JPY 35,000,000		519,806
The 49th Public bond	02.25.2011	—	USD 175,000		204,330	USD 175,000		199,308	—		—
The 50th Public bond	04.28.2011	—	JPY 7,000,000		88,397	JPY 7,000,000		97,795	—		—
The 51-1st Public bond	06.20.2011	—	USD 95,000		110,922	USD 95,000		108,196	—		—

(in millions of Korean won and thousands of foreign currencies)			1.1.2010		12.31.2010		12.31.2011
Type	Maturity	Annual interest rates	Foreign currency	Korean won	Foreign currency	Korean won	Foreign currency	Korean won
The 132nd Public bond	02.09.2011	—	—	70,000	—	70,000	—	—
The 159th Public bond	10.27.2013	5.39%	—	300,000	—	300,000	—	300,000
The 160th Public bond	11.24.2010	—	—	200,000	—	—	—	—
The 161st Public bond	12.23.2010	—	—	230,000	—	—	—	—
The 162nd Public bond	02.27.2011	—	—	320,000	—	320,000	—	—
The 163rd Public bond	03.30.2014	5.51%	—	170,000	—	170,000	—	170,000
The 164th Public bond	06.21.2011	—	—	260,000	—	260,000	—	—
The 165-1st Public bond	08.26.2011	—	—	130,000	—	130,000	—	—
The 165-2nd Public bond	08.26.2014	4.44%	—	140,000	—	140,000	—	140,000
The 166-1st Public bond	03.21.2010	—	—	220,000	—	—	—	—
The 166-2nd Public bond	03.21.2012	4.57%	—	100,000	—	100,000	—	100,000
The 167-1st Public bond	04.20.2012	4.59%	—	100,000	—	100,000	—	100,000
The 167-2nd Public bond	04.20.2015	4.84%	—	100,000	—	100,000	—	100,000
The 168-1st Public bond	06.21.2012	4.43%	—	240,000	—	240,000	—	240,000
The 168-2nd Public bond	06.21.2015	4.66%	—	90,000	—	90,000	—	90,000
The 169th Public bond	04.03.2012	5.01%	—	140,000	—	140,000	—	140,000
The 171st Public bond	02.28.2013	5.41%	—	100,000	—	100,000	—	100,000
The 173-1st Public bond	08.06.2013	6.49%	—	100,000	—	100,000	—	100,000
The 173-2nd Public bond	08.06.2018	6.62%	—	100,000	—	100,000	—	100,000
The 174-1st Public bond	12.19.2010	—	—	100,000	—	—	—	—
The 174-2nd Public bond	12.19.2011	—	—	130,000	—	130,000	—	—
The 175-1st Public bond	02.27.2012	4.80%	—	40,000	—	40,000	—	40,000
The 175-2nd Public bond	02.27.2014	5.47%	—	360,000	—	360,000	—	360,000
The 176-1st Public bond	05.28.2012	4.37%	—	100,000	—	100,000	—	100,000
The 176-2nd Public bond	05.28.2014	5.06%	—	170,000	—	170,000	—	170,000
The 176-3rd Public bond	05.28.2016	5.24%	—	260,000	—	260,000	—	260,000
The 177-1st Public bond	02.09.2013	4.86%	—	—	—	240,000	—	240,000
The 177-2nd Public bond	02.09.2015	5.26%	—	—	—	190,000	—	190,000
The 177-3rd Public bond	02.09.2017	5.38%	—	—	—	170,000	—	170,000
The 179th Public bond	03.29.2018	4.47%	—	—	—	—	—	260,000
The 180-1st Public bond	04.26.2016	4.35%	—	—	—	—	—	210,000
The 180-2nd Public bond	04.26.2021	4.71%	—	—	—	—	—	380,000
The 47-2nd Public bond	07.12.2011	—	—	70,000	—	70,000	—	—
The 48th Public bond	02.15.2010	—	—	200,000	—	—	—	—
The 51-2nd Public bond	06.20.2013	6.41%	—	70,000	—	70,000	—	70,000
The 52-1st Private bond	08.04.2011	—	—	100,000	—	100,000	—	—
The 52-2nd Public bond	08.04.2013	6.64%	—	100,000	—	100,000	—	100,000
The 53-1st Public bond	12.01.2010	—	—	20,000	—	—	—	—
The 53-2nd Public bond	12.01.2011	—	—	180,023	—	181,213	—	—
The 181-1st Public bond	08.26.2016	3.94%	—	—	—	—	—	260,000
The 181-2nd Public bond	08.26.2018	3.99%	—	—	—	—	—	90,000
The 181-3rd Public bond	08.26.2021	4.09%	—	—	—	—	—	250,000
The 182-1st Public bond	10,28.2016	4.11%	—	—	—	—	—	320,000
The182-2nd Public bond	10.28.2021	4.31%	—	—	—	—	—	100,000
The 183-1st Public bond	12.22.2016	3.81%	—	—	—	—	—	50,000
The 183-2nd Public bond	12.22.2021	4.09%	—	—	—	—	—	90,000
The 183-3rd Public bond	12.22.2031	4.27%	—	—	—	—	—	160,000
The 24th Public bond	04.17.2010	—	—	10,000	—	—	—	—
The 25th Public bond	07.24.2011	—	—	5,000	—	5,000	—	—
The 26th Public bond	04.19.2013	5.15%	—	—	—	10,000	—	10,000
The 27th Public bond	07.25.2014	5.04%	—	—	—	—	—	5,000
The 19-2nd Public bond	05.10.2010	—	—	10,000	—	—	—	—
The 10th Public bond	06.18.2010	—	—	40,000	—	—	—	—
The 11st Private bond	12.06.2010	—	—	20,000	—	—	—	—
The 12nd Public bond	05.23.2011	—	—	20,000	—	—	—	—
The 13-2nd Public bond	04.02.2010	—	—	10,000	—	—	—	—
The 14th Public bond	01.08.2012	—	—	30,000	—	—	—	—

(in millions of Korean won and thousands of foreign currencies)			1.1.2010		12.31.2010		12.31.2011
Type	Maturity	Annual interest rates	Foreign currency	Korean won	Foreign currency	Korean won	Foreign currency	Korean won
The 15th Public bond	10.26.2011	—	—	30,000	—	—	—	—
The 16th Public bond	11.27.2012	—	—	30,000	—	—	—	—
The 1st Private bond	03.16.2010	—	—	30,000	—	—	—	—
The 2nd Private bond	04.16.2010	—	—	20,000	—	—	—	—
The 4th Public bond	05.30.2010	—	—	40,000	—	—	—	—
The 5th Private bond	06.29.2010	—	—	20,000	—	—	—	—
The 6-2nd Public bond	08.03.2010	—	—	30,000	—	—	—	—
The 7-2nd Public bond	08.31.2010	—	—	20,000	—	—	—	—
The 8th Private bond	09.28.2010	—	—	30,000	—	—	—	—
The 9-2nd Public bond	10.18.2010	—	—	20,000	—	—	—	—
The 11st Public bond	12.27.2010	—	—	20,000	—	—	—	—
The 13-1st Public bond	02.21.2010	—	—	30,000	—	—	—	—
The 13-2nd Public bond	02.21.2011	—	—	30,000	—	30,000	—	—
The 14-1st Public bond	03.28.2010	—	—	10,000	—	—	—	—
The 14-2nd Public bond	03.28.2011	—	—	10,000	—	10,000	—	—
The 15th Private bond	04.21.2010	—	—	20,000	—	—	—	—
The 16-1st Public bond	01.30.2010	—	—	60,000	—	—	—	—
The 16-2nd Public bond	04.30.2011	—	—	10,000	—	10,000	—	—
The 17-3rd Public bond	05.30.2013	7.14%	—	50,000	—	50,000	—	50,000
The 18-2nd Public bond	06.23.2010	—	—	40,000	—	—	—	—
The 18-3rd Public bond	06.23.2011	—	—	20,000	—	20,000	—	—
The 18-4th Public bond	06.23.2013	7.55%	—	10,000	—	10,000	—	10,000
The 19-2nd Public bond	03.11.2010	—	—	10,000	—	—	—	—
The 19-3rd Public bond	09.11.2010	—	—	20,000	—	—	—	—
The 19-4st Public bond	09.11.2010	—	—	10,000	—	—	—	—
The 22-1st Public bond	07.23.2010	—	—	10,000	—	—	—	—
The 22-2nd Public bond	01.23.2011	—	—	35,000	—	35,000	—	—
The 22-3rd Public bond	01.23.2012	8.95%	—	25,000	—	25,000	—	25,000
The 23th Public bond	05.29.2011	—	—	20,000	—	20,000	—	—
The 24th Public bond	06.29.2012	6.28%	—	30,000	—	30,000	—	30,000
The 25-1st Public bond	07.30.2011	—	—	20,000	—	20,000	—	—
The 25-2nd Public bond	07.30.2012	6.20%	—	25,000	—	25,000	—	25,000
The 26th Public bond	08.27.2012	6.33%	—	50,000	—	50,000	—	50,000
The 27th Private bond	09.04.2012	6.33%	—	10,000	—	10,000	—	10,000
The 28-1st Public bond	11.12.2011	—	—	20,000	—	20,000	—	—
The 28-2nd Public bond	11.12.2012	6.08%	—	30,000	—	30,000	—	30,000
The 29-1st Public bond	11.30.2011	—	—	10,000	—	10,000	—	—
The 29-2nd Public bond	11.30.2012	6.00%	—	40,000	—	40,000	—	40,000
The 30-1st Public bond	06.23.2011	—	—	10,000	—	10,000	—	—
The 30-2nd Public bond	12.23.2011	—	—	10,000	—	10,000	—	—
The 30-3rd Public bond	12.23.2012	5.95%	—	10,000	—	10,000	—	10,000
The 31st Public bond	12.31.2012	5.98%	—	10,000	—	10,000	—	10,000
The 32-1st Public bond	01.22.2012	5.65%	—	—	—	10,000	—	10,000
The 32-2nd Public bond	01.22.2013	5.95%	—	—	—	50,000	—	50,000
The 32-3rd Public bond	01.22.2015	6.70%	—	—	—	30,000	—	30,000
The 33rd Public bond	02.11.2015	6.45%	—	—	—	50,000	—	50,000
The 34-1st Public bond	02.26.2012	5.30%	—	—	—	30,000	—	30,000
The 34-2nd Public bond	02.26.2013	5.60%	—	—	—	10,000	—	10,000
The 35-1st Public bond	03.22.2012	4.65%	—	—	—	20,000	—	20,000
The 35-2nd Public bond	03.22.2013	5.05%	—	—	—	30,000	—	30,000
The 36-1st Public bond[2]	04.30.2012	CD(91D)+ 1.09%	—	—	—	20,000	—	20,000
The 36-2nd Public bond	04.30.2013	4.75%	—	—	—	30,000	—	30,000
The 36-3rd Public bond	04.30.2015	5.65%	—	—	—	20,000	—	20,000
The 37-1st Public bond	12.30.2011	—	—	—	—	10,000	—	—
The 37-2nd Public bond	06.30.2012	5.13%	—	—	—	10,000	—	10,000
The 37-3rd Public bond	06.30.2013	5.45%	—	—	—	20,000	—	20,000

(in millions of Korean won and thousands of foreign currencies)			1.1.2010		12.31.2010		12.31.2011
Type	Maturity	Annual interest rates	Foreign currency	Korean won	Foreign currency	Korean won	Foreign currency	Korean won
The 37-4th Public bond	06.30.2014	5.85%	—	—	—	10,000	—	10,000
The 38-1st Public bond	01.19.2012	4.80%	—	—	—	30,000	—	30,000
The 38-2nd Public bond	07.19.2012	5.08%	—	—	—	30,000	—	30,000
The 38-3rd Public bond	07.19.2014	5.85%	—	—	—	10,000	—	10,000
The 39th Public bond	07.30.2013	5.35%	—	—	—	30,000	—	30,000
The 40-1st Public bond	05.10.2012	4.69%	—	—	—	40,000	—	40,000
The 40-2nd Public bond	08.10.2013	5.33%	—	—	—	20,000	—	20,000
The 40-3rd Public bond	08.10.2015	5.95%	—	—	—	20,000	—	20,000
The 41-1st Public bond	09.17.2012	4.22%	—	—	—	30,000	—	30,000
The 41-2nd Public bond	09.17.2013	4.63%	—	—	—	20,000	—	20,000
The 41-3rd Public bond	09.17.2014	5.10%	—	—	—	10,000	—	10,000
The 42-1st Public bond	11.22.2013	4.62%	—	—	—	30,000	—	30,000
The 42-2nd Public bond	11.22.2014	5.10%	—	—	—	20,000	—	20,000
The 42-3rd Public bond	11.22.2015	5.44%	—	—	—	10,000	—	10,000
The 43-1st Public bond	01.28.2014	5.05%	—	—	—	—	—	40,000
The 43-2nd Public bond	01.28.2015	5.32%	—	—	—	—	—	10,000
The 43-3rd Private bond	01.28.2016	5.75%	—	—	—	—	—	30,000
The 44-1st Public bond	10.28.2012	4.30%	—	—	—	—	—	30,000
The 44-2nd Public bond	04.28.2013	4.53%	—	—	—	—	—	30,000
The 44-3rd Public bond	10.28.2013	4.76%	—	—	—	—	—	20,000
The 45th Public bond	05.18.2014	4.80%	—	—	—	—	—	30,000
The 46-1st Public bond	02.26.2013	4.10%	—	—	—	—	—	20,000
The 46-2nd Public bond	05.26.2014	4.50%	—	—	—	—	—	40,000
The 46-3rd Public bond	05.26.2015	4.71%	—	—	—	—	—	20,000
The 46-4th Public bond	05.26.2016	4.90%	—	—	—	—	—	20,000
The 47th Public bond	06.23.2014	4.50%	—	—	—	—	—	30,000
The 48th Public bond	08.11.2016	4.71%	—	—	—	—	—	10,000
The 49th Public bond [2]	08.23.2014	CD(91D)+ 0.93%	—	—	—	—	—	20,000
The 50-1st Public bond	03.21.2013	4.30%	—	—	—	—	—	20,000
The 50-2nd Public bond	09.21.2016	4.87%	—	—	—	—	—	5,000
The 51-1st Public bond	09.30.2014	4.69%	—	—	—	—	—	10,000
The 51-2nd Public bond	09.30.2016	4.92%	—	—	—	—	—	20,000
The 52-1st Public bond	10.11.2013	4.49%	—	—	—	—	—	10,000
The 52-2nd Public bond [2]	10.11.2014	CD(91D)+ 1.10%	—	—	—	—	—	10,000
The 53rd Public bond	10.17.2013	4.39%	—	—	—	—	—	20,000
The 54th Public bond	10.28.2014	4.64%	—	—	—	—	—	10,000
The 55-1st Public bond	11.16.2014	4.46%	—	—	—	—	—	40,000
The 55-2nd Public bond	11.16.2015	4.56%	—	—	—	—	—	20,000
The 55-3rd Public bond	11.16.2016	4.74%	—	—	—	—	—	5,000
The 56th Public bond	12.13.2014	4,18%	—	—	—	—	—	35,000
Unsecured private convertible bond	01.20.2016	2.00%	—	—	—	—	—	15,000
The 14-2nd unsecured bond	05.22.2012	6.00%	—	—	—	—	—	50,000
The 15th unsecured bond	06.22.2012	5.90%	—	—	—	—	—	50,000
Redeemable convertible preferred stock	12.17.2013	10.27%	—	—	—	—	—	950
The 1st unsecured redeemable convertible preferred stock	12.30.2014	3.00%	—	—	—	—	—	2,000
The 1st private bond	03.24.2010	—	—	40,000	—	—	—	—
The A Redeemable convertible preferred stock	08.14.2018	5.00%	—	—	—	—	—	1,927

(in millions of Korean won and thousands of foreign currencies)			1.1.2010			12.31.2010			12.31.2011
Type	Maturity	Annual interest rates	Foreign currency	Korean won		Foreign currency	Korean won		Foreign currency	Korean won
The B Redeemable convertible preferred stock	11.24.2019	5.00%	—		—	—		—	—		634
The C Redeemable convertible preferred stock	11.30.2021	5.00%	—		—	—		—	—		9,987

Total				(Won)	8,913,261		(Won)	8,603,391		(Won)	10,133,767
Less:Current portion					(1,540,000)			(2,108,092)			(1,657,524)
Discount on bonds					(36,056)			(27,841)			(31,104)
Conversion right adjustment					—			—			(3,026)
Premium on bonds redemption					—			—			1,750

Net				(Won)	7,337,205		(Won)	6,467,458		(Won)	8,443,863

[1]

As of December 31, 2011, the outstanding notes issued by the Company amount to USD 1,300 million with fixed interest rates under Medium Term Note Program (“MTNP”) listed in the Singapore Stock Exchange, which allowed issuance of notes of up to USD 2,000 million. However, this MTN Program has not been valid since 2007.

[2]	Libor (3M) and CD (91D) are approximately 0.58 % and 3.52%, respectively, as of December 31, 2011.

Short-term borrowings

(in millions of Korean won and thousands of foreign currencies)			1.1.2010			12.31.2010			12.31.2011
Financial institution	Type	Annual interest rates	Foreign Currency	Korean won		Foreign Currency	Korean won		Foreign currency	Korean won
Shinhan Bank	Commercial papers	3,81%		(Won)	60,000	—	(Won)	45,000	—	(Won)	10,000
	General loan [1]	5.09~CD(91D) +1.44%			20,000	—		88,000	—		73,500
	Usance(EUR) [1]	LIBOR(3M) +1.70%			3,066	EUR 116		2,274	—		2,036
	Usance(USD) [1]		USD 2,611			USD 1,842			USD 1,671
	Usance(JPY) [1]		JPY 1,456			—			JPY 7,354
Samsung Securities	Commercial papers	3.92%~3,94%	—		12,000	—		10,000	—		20,000
Meritz Securities	Commercial papers	3.85~3.92%	—		15,000	—		20,000	—		25,000
Woori Bank	Commercial papers	—	—		10,000	—		—	—		—
	General loans [1]	CD(91D) +1.61~1.79%	—		27,300	—		5,000	—		18,000
	Usance(USD) [1]	LIBOR(3M) +1.70%	USD 428		499	USD 1,324		1,508	USD 2,192		2,527
Korea Exchange Bank	Commercial papers	3.76%	—		—	—		50,000	—		10,000
	General loans	—	—		8,000	—		—	—		—
	Usance(EUR [1]	LIBOR(3M) +1.70%	—		—	—		—	EUR1,740		2,600
Kookmin Bank	General loans	1.42~4.80%	—		—	—		20,890	—		22,397
Shinhan Investment Corp.	Commercial papers	—	—		—	—		20,000	—		—
Woori Investment & Securities	Commercial papers	3.76%	—		25,000	—		5,000	—		5,000
Dongbu Securities	Commercial papers	—	—		21,000	—		21,200	—		—

(in millions of Korean won and thousands of foreign currencies)			1.1.2010			12.31.2010			12.31.2011
Financial institution	Type	Annual interest rates	Foreign Currency	Korean won		Foreign Currency	Korean won		Foreign currency	Korean won
KTB Investment & Securities	Commercial papers	3.91~3.95%	—		—	—		40,000	—		20,000
Hanyang Securities	Commercial papers	3.95%	—		—	—		25,000	—		10,000
HI Investment & Securities	Commercial papers	—	—		—	—		20,000	—		—
Standard Chartered Securities	Commercial papers	3.90%	—		—	—		10,000	—		10,000
Eugene Investment & Securities	Commercial papers	—	—		10,000	—		10,000	—		—
Kumho Investment Bank	Commercial papers	—	—		30,000	—		10,000	—		—
Tong Yang Securities	Commercial papers	—	—		17,000	—		40,000	—		—
SK Securities	Commercial papers	3.99~4.00%	—		—	—		—	—		40,000
Shinyoung Securities	Commercial papers	3.76%	—		—	—		—	—		10,000
Korea Development Bank	General loans	16.50%	—		—	USD 3,995		7,474	USD 3,973		4,583
General loans		5.10~5.51%	—		30,276	—		25,000	—		22,500
Hana Bank	Usance(USD) [1]	LIBOR(3M) +1.70%	USD 4,202		5,376	USD 1,525		1,978	USD 2,442		2,816
Usance(JPY)		—	JPY 37,189			JPY 17,314			—
IBK Bank	General loans	4.33%	—		—	—		—	—		2,342
Usance		—	—		50	—		—	—		—
Korea Investment & Securities	Commercial papers	—	—		20,000	—		—	—		—
Shinhan Investment Corp	Commercial papers	—	—		20,000	—		—	—		—
Daewoo Securities	Commercial papers	—	—		20,000	—		—	—		—
Daegu Bank	General loans	5.55%	—		—	—		—	—		10,000
Others	Others	8.00~8.50%	—		14,239	—		—	—		170
Factoring Receivables	Factoring Receivables	—	—		—	—		—	—		69,252

Total				(Won)	368,806		(Won)	478,324		(Won)	392,723

[1]	Libor (3M) and CD (91D) are approximately 0.58% and 3.52%, respectively, as of December 31, 2011.

Long-term borrowings

(in millions of Korean won and thousands of foreign currencies)			1.1.2010			12.31.2010			12.31.2011
Financial institution	Type	Annual interest rates	Foreign currency	Korean won		Foreign currency	Korean won		Foreign currency	Korean won
Kookmin Bank	Informatization promotion funds [1]	3.80%	—	(Won)	21,643	—	(Won)	13,126	—	(Won)	5,541
	Capital Factoring	—	—		—	—		1,498	—		—
	Loans for operation	5.96%	—		10,000	—		10,000	—		10,000
	General loans	4.88~6.30%	—		40,000	—		20,000	—		30,000
	Facility loans	4.56~4.98%	—		2,250	—		10,000	—		60,000
	Foreign Currency Loans	—	USD 15,000		17,514	USD 11,000		12.527	—		—
	Redeemable convertible preferred stock	1.00%	—		—	—		—	—		35,196
Shinhan Bank	Informatization [1]	3.80%	—		8,575	—		17,812	—		16,383
	Loans for operation	5.88~6.39%	—		7,000	—		14,000	—		14,000
	General loans	5.70%~6.80%	—		—	—		35,000	—		47,000
	Mortgage loan	4.00%	—		797	—		677	—		517
	Facility loans [2]	3.38%~ Financing bonds + 1.47%	—		—	—		—	—		40,878
	Commercial papers	—	—		10,000	—		—	—		—
Export-Import Bank of Korea	Inter-Korean Cooperation Fund [1]	2.00%	—		6,415	—		6,415	—		6,415
Bank of Communications	Facility loans	—	USD 30,000		35,028	USD 30,000		34,167	—		—
Woori Bank	General loans [2]	5.98~ CD(91D) + 1.39%	—		15,815	—		45,000	—		45,000
	Facility loans	—	—		—	—		164	—		—
Hana Bank	General loans	—	—		10,000	—		—	—		—
Kwangju Bank	General loans	—	—		10,000	—		10,000	—		—
National Federation of Fisheries Cooperatives	General loans	—	—		10,000	—		10,000	—		—
NH Bank	Loans for operation	—	—		15,000	—		—	—		—
	General loans	5.80~6.00%	—		28,800	—		50,000	—		50,000
	Facility loans	4.68%	—		—	—		—	—		50,000
Standard Chartered Securities	Commercial papers	—	—		—	—		10,000	—		—
Korea Development Bank	Informatization	—	—		1,300	—		—	—		—
	General loans	—	USD 40,000		46,704	USD 83		93	—		—
	Facility loans	4.49%	—		—	—		—	—		20,000
IBK Bank	Facility loans	4.33%	—		—	—		—	—		2,000
Korea Development Bank	Capital Factoring	1.90%	—		—	—		—	—		2,577
Samsung Securities	Commercial papers	4.02%	—		—	—		—	—		10,000

(in millions of Korean won and thousands of foreign currencies)			1.1.2010			12.31.2010			12.31.2011
Financial institution	Type	Annual interest rates	Foreign currency	Korean won		Foreign currency	Korean won		Foreign currency	Korean won
Dongbu Securities	Commercial papers	4.12%	—		—	—		—	—		20,000
SK Securities	Commercial papers	4.12%	—		—	—		—	—		10,000
KTB Investment & Securities	Commercial papers	4.02%	—		—	—		—	—		20,000
Hanyang securities	Commercial papers	4.02%	—		—	—		—	—		10,000
RCPS(Redeemable Convertible Preferred Stock)	Loans for operation	—	—		—	—		30,000	—		—
Shinhan Investment Corp.	Commercial papers	—	—		20,000	—		—	—		—
Korea Credit Guarantee Fund	Loans for operation	—	—		2,893	—		—	—		—
Others	General loans	—	—		1,537	—		—	—		—

Total				(Won)	321,271		(Won)	330,479		(Won)	505,507
Less: Current portion					(140,931)			(138,031)			(63,256)

Net				(Won)	180,340		(Won)	192,448		(Won)	442,251

1	The above Informatization Promotion Funds are repayable in installments over three years after a two-year grace period, while Inter-Korean Cooperation Fund is repayable in installments over 13 years after a seven-year grace period.

2	The CD (91D) and financial bonds(AAA) interest rates are approximately 3.52% and 3.59%, respectively, as of December 31, 2011

Repayment schedule of the Company’s bonds payable and borrowings including the portion of current liabilities as of December 31, 2011, is as follows:

	Bonds						Borrowings						Total
(in millions of Korean won)	In local currency		In foreign currency		Sub- total		In local currency		In foreign currency		Sub- total
2012.01.01~ 2012.12.31	(Won)	1,300,000	(Won)	357,523	(Won)	1,657,523	(Won)	441,418	(Won)	14,562	(Won)	455,980	(Won)	2,113,503
2013.01.01~ 2013.12.31		1,340,950		981,126		2,322,076		201,660		—		201,660		2,523,736
2014.01.01~ 2014.12.31		1,162,000		807,310		1,969,310		107,051		—		107,051		2,076,361
2015.01.01~ 2015.12.31		560,000		461,320		1,021,320		92,648		—		92,648		1,113,968
Thereafter		2,817,548		345,990		3,163,538		40,891		—		40,891		3,204,429

	(Won)	7,180,498	(Won)	2,953,269	(Won)	10,133,767	(Won)	883,668	(Won)	14,562	(Won)	898,230	(Won)	11,031,997

Book value and fair value of the Company’s bonds payable and borrowings as of January 1, 2010 and December 31, 2010 and 2011, are as follows:

	1.1.2010				12.31.2010				12.31.2011
(in millions of Korean won) Type	Book Value		Fair Value		Book Value		Fair Value		Book Value		Fair Value
Bonds payable	(Won)	8,876,623	(Won)	9,092,948	(Won)	8,573,561	(Won)	8,876,175	(Won)	10,100,322	(Won)	10,253,221
Short-term borrowings		368,806		368,806		478,324		478,324		392,723		392,723
Long-term borrowings (Including current borrowings)		321,271		293,625		330,479		409,871		505,507		481,086

Total	(Won)	9,566,700	(Won)	9,755,379	(Won)	9,382,364	(Won)	9,764,370	(Won)	10,998,552	(Won)	11,127,030

The fair value of short-term borrowings equals its book value because the discounting effect is immaterial.

The fair values of bonds payable and long-term borrowings are calculated by discounting the expected future cash flows at weighted average borrowing rate. The weighted average borrowing rate is approximately 4.64% as of December 31, 2011 (2010.12.31: 4.83%, 2010.1.1: 5.12%).

18.    Provisions

The changes in provisions during the years ended December 31, 2010 and 2011, are as follows:

	2010
(in millions of Korean won)	Litigation [1]		Asset retirement obligation [2]		Others [3]		Total
Balance at 1.1.2010	(Won)	17,011	(Won)	102,863	(Won)	12,031	(Won)	131,905
Increase		9,630		20,552		43,048		73,230
Usage		(2,117)		(6,977)		(18,651)		(27,745)
Reversal		(964)		(4,925)		(7,487)		(13,376)
Others		—		(2,114)		6,977		4,863

Balance at 12.31.2010	(Won)	23,560	(Won)	109,399	(Won)	35,918	(Won)	168,877

Current portion		23,560		—		34,917		58,477
Non-current portion		—		109,399		1,001		110,400

	2011
(in millions of Korean won)	Litigation [1]		Asset retirement obligation [2]		Others [3]		Total
Balance at 1.1.2011	(Won)	23,560	(Won)	109,399	(Won)	35,918	(Won)	168,877
Increase		5,377		5,444		104,940		115,761
Usage		(2,499)		(2,962)		(11,822)		(17,283)
Reversal		(936)		(3,285)		(1,128)		(5,349)
Changes in scope of consolidation		3,413		—		—		3,413
Others		—		55		76		131

Balance at 12.31.2011	(Won)	28,915	(Won)	108,651	(Won)	127,984	(Won)	265,550

Current portion		25,502		19		97,064		122,585
Non-current portion		3,413		108,632		30,920		142,965

1	The amounts represent a provision for certain legal claims brought against the Company by various parties (Note 20).

2	The Company leased the buildings and structures to establish its communication equipment. A provision is recognized for the present value of costs to be incurred for the restoration of the leased properties.

3	Others include the provision related to the termination of 2G services, provision arising from the non-cancellable service contract and others. The Company recorded the provision relating to the discontinued 2G services in 2011.

19.    Retirement Benefit Obligation

The amounts recognized in the statements of financial position are determined as follows:

(in millions of Korean won)	1.1.2010		12.31.2010		12.31.2011
Present value of defined benefit obligations	(Won)	1,235,683	(Won)	1,129,912	(Won)	1,462,720
Fair value of plan assets		(1,149,657)		(865,934)		(1,037,008)

Liabilities	(Won)	86,026	(Won)	263,978	(Won)	425,712

The changes in the defined benefit obligations for the years ended December 31, 2010 and 2011, are as follows:

(in millions of Korean won)	2010		2011
Beginning	(Won)	1,235,683	(Won)	1,129,912
Current service cost		145,119		174,089
Interest expense		68,140		53,257
Past service cost		(38,416)		26
Benefit paid		(53,230)		(81,284)
Costs on settlements		29,966		—
Changes due to settlements of plan		(429,751)		—
Actuarial losses		174,499		144,856
Changes in scope of Consolidation		(2,098)		41,864

Ending	(Won)	1,129,912	(Won)	1,462,720

Changes in the fair value of plan assets for the years ended December 31, 2010 and 2011, are as follows:

(in millions of Korean won)	2010		2011
Beginning	(Won)	1,149,657	(Won)	865,934
Expected return on plan assets		64,047		41,146
Employer contributions		9,772		131,421
Plan participants’ contributions		689		18,571
Benefits paid		(31,927)		(44,396)
Changes due to settlements of plan		(313,872)		—
Changes in scope of Consolidation		(2,217)		22,190
Actuarial gains (losses)		(10,215)		2,142

Ending	(Won)	865,934	(Won)	1,037,008

Amounts recognized in the statement of income for the years ended December 31, 2010 and 2011, are as follows:

(in millions of Korean won)	2010		2011
Current service cost	(Won)	145,119	(Won)	174,089
Interest cost		68,140		53,257
Expected return on plan assets		(64,047)		(41,146)
Past service cost		(38,416)		26
Costs on settlements		29,966		—
Transfer out		(8,609)		(4,054)

Total expenses	(Won)	132,153	(Won)	182,172

Principal actuarial assumptions used are as follows:

	1.1.2010	12.31.2010	12.31.2011
Discount rate	5.07% ~ 5.90%	4.00% ~ 5.70%	4.00% ~ 4.80%
Expected rate of return	3.00% ~ 6.60%	3.30% ~ 5.80%	4.10% ~ 5.80%
Future salary increase	1.50% ~ 6.00%	2.00% ~ 6.90%	2.00% ~ 9.30%

Details of plan assets as of January 1, 2010 and December 31, 2010 and 2011, are as follows:

(in millions of Korean won)	1.1.2010		12.31.2010		12.31.2011
Pension deposit	(Won)	—	(Won)	—	(Won)	1,009,754
Severance insurance deposits		1,149,657		865,934		27,254

Total	(Won)	1,149,657	(Won)	865,934	(Won)	1,037,008

Actual return on plan assets for the years ended December 31, 2010 and 2011, are as follows:

(in millions of Korean won)	12.31.2010		12.31.2011
Actual return on plan assets	(Won)	53,832	(Won)	43,288

Details of adjustments for the differences between initial assumptions and actual figures as of January 1, 2010 and December 31, 2010 and 2011, are as follows:

(in millions of Korean won)	1.1.2010		12.31.2010		12.31.2011
Present value of the defined benefit obligations	(Won)	1,235,683	(Won)	1,129,912	(Won)	1,462,720
Fair value of plan assets		(1,149,657)		(865,934)		(1,037,008)
Deficit in the plan		86,026		263,978		425,712
Experience adjustments on defined benefit liabilities		—		(60,691)		(2,900)
Experience adjustments on plan assets		—		(10,215)		2,142

20.    Commitments and Contingencies

As of December 31, 2011, major commitments with local financial institutions are as follows:

(in millions of Korean won and thousands of foreign currencies)	Financial institution	Currency	Limit	Used amount
Bank overdraft	Kookmin Bank and others	KRW	1,659,000	—
Commercial papers factoring	Korea Exchange Bank	KRW	277,000	—
Loan on information and communications fund	Shinhan Bank and others	KRW	39,138	21,924
Collateralized loan on accounts receivable-trade	Kookmin Bank and others	KRW	618,000	91,384
Collection for foreign currency denominated checks	Korea Exchange Bank	USD	1,000	—
Plus electronic bill	Industrial Bank of Korea	KRW	50,000	—
Comprehensive credit line	Korea Exchange Bank	KRW	5,000	—
Others	Kookmin Bank and others	KRW	130,000	2,000
		USD	83,500	14,439

Total		KRW	2,778,138	115,308
		USD	84,500	14,439

As of December 31, 2011, guarantees received from financial institutions are as follows:

(in millions of Korean won and thousands of foreign currencies)	Financial institution	Currency		Limit	Used amount
Performance guarantee for construction	Seoul Guarantee Insurance	KRW		36,498	—
Performance guarantee	Export-Import Bank of Korea	USD		3,835	3,835
		SAR	[1]	735	735
		DZD	[2]	25,863	25,863
	Seoul Guarantee Insurance	KRW		12,861	—
	Korea Software Financial Cooperative	KRW		184,094	184,094
Bid guarantee	Korea Software Financial Cooperative	KRW		10,202	10,202
Advances received guarantee	Export-Import Bank of Korea	USD		2,925	2,925
		DZD		77,589	77,589
Prepayment guarantee	Korea Software Financial Cooperative	KRW		116,895	116,895
Warranties guarantee	Export-Import Bank of Korea	USD		971	971
	Korea Software Financial Cooperative	KRW		22,260	22,260
Currency guarantee	Korea exchange Bank	KRW		23,600	1,930
	Woori Bank	KRW		50,000	3,887
	Shinhan Bank	KRW		44,550	26,100
	Korea Software Financial Cooperative	KRW		5,770	5,770
	Export-Import Bank of Korea	KRW		8,369	—
Foreign currency guarantee	Kookmin Bank	USD		6,866	4,039
	Shinhan Bank	USD		9,877	867
	Korea exchange Bank	USD		45,000	41,255
	HSBC	USD		40,000	40,000
Guarantee deposit	Seoul Guarantee Insurance	KRW		31,013	—
Guarantee for import letters of credit	Korea Exchange Bank	USD		5,000	—

Total		KRW		546,112	371,138
		USD		114,474	93,892
		SAR		735	735
		DZD		103,452	103,452

[1]	Saudi Riyal.

[2]	Algerian Dinar.

Details of collaterals that KT Capital Co.,Ltd., a subsidiary of KT Corporation, is provided with by third parties as of December 31, 2011, are as follows:

(In millions of Korean won)	Details	Amounts
Credits	Movables, real-estate, financial collateral	(Won)984,078

As of December 31, 2011, guarantees provided by the Company for a third party, are as follows:

(In millions of Korean won)	Creditor	Limit
Eun-haeng 1-area urban environment Improving project union	Kookmin Bank	(Won)	2,600
Yeongdeungpo apartment-type factory People who have the right of ownership	Woori Bank		13,000
Samsung Engineering Co.and others	Seoul Guarantee Insurance		911
Other Project Financing [1]	Kookmin Bank and others		41,769

[1]

As of December 31, 2011, guarantee liabilities of (Won) 2,839million (2010.12.31: (Won) 2,919 million) in relation to guarantees for PF loan are recorded as ‘other financial liabilities’ in the statement of financial position.

As of December 31, 2011, the Company is a defendant in 142 lawsuits, with an aggregate amount of (Won) 37,065million. As of December 31, 2011, litigation provisions of (Won) 28,915 million for various pending lawsuits and unasserted claims are recorded as liabilities for potential loss in the ordinary course of business. The final outcome of these cases cannot yet be predicted.

According to the financial and other covenants included in certain bonds and borrowings, the Company is required to maintain certain financial ratios such as debt/equity ratio, use the funds for the designated purpose and report to the creditors periodically. The covenant also contains restriction on provision of additional collaterals and disposal of certain assets. As of December 31, 2011, the Company is compliance with the related covenants.

21.    Lease

The Company’s non-cancellable lease arrangements are as follows:

The Company as the Lessee

Finance Lease

Details of finance lease assets as of January 1, 2010 and December 31, 2010 and 2011, are as follows:

(in millions of Korean won)	1.1.2010		12.31.2010		12.31.2011
Acquisition costs	(Won)	35,233	(Won)	137,182	(Won)	166,181
Accumulated depreciation		(30,382)		(83,348)		(67,250)

Net balance	(Won)	4,851	(Won)	53,834		98,931

The related depreciation amounted to (Won) 26,024 million (2010: (Won) 28,319 million) for the year ended December 31, 2011.

Details of future minimum lease payments as of January 1, 2010 and December 31, 2010 and 2011, under finance lease contracts are summarized below:

(in millions of Korean won)	1.1.2010				12.31.2010				12.31.2011
Type	Minimum lease payments		Present Values		Minimum lease payments		Present Values		Minimum lease payments		Present Values
Within one year	(Won)	6,519	(Won)	6,224	(Won)	46,144	(Won)	33,089	(Won)	66,635	(Won)	46,155
From one year to five years		1,348		1,329		74,118		60,767		116,627		90,042

Total	(Won)	7,867	(Won)	7,553	(Won)	120,262	(Won)	93,856	(Won)	183,262	(Won)	136,197

Operating Lease

Details of future minimum lease payments as of January 1, 2010 and December 31, 2010 and 2011, under operating lease contracts are summarized below:

(in millions of Korean won)	1.1.2010		12.31.2010		12.31.2011
Within one year	(Won)	19,923	(Won)	23,971	(Won)	52,053
From one year to five years		7,734		17,915		158,560
Thereafter		—		—		217,115

Total	(Won)	27,657	(Won)	41,886	(Won)	427,728

Operating lease expenses incurred for the years ended December 31, 2010 and 2011, amounted to (Won) 23,680 million and (Won) 41,499 million, respectively.

The Company as the Lessor

Finance Lease

Details of finance lease assets as of January 1, 2010, is as follows:

(in millions of Korean won)	Minimum lease payments		Unguaranteed residual value		Gross investment in the lease		Unaccrued interest		Net investment in the lease
Within one year	(Won)	228,346	(Won)	114	(Won)	228,460	(Won)	(25,466)	(Won)	202,994
From one year to five years		358,948		5,802		364,750		(39,774)		324,976
Thereafter		8,667		—		8,667		(413)		8,254

Total	(Won)	595,961	(Won)	5,916	(Won)	601,877	(Won)	(65,653)	(Won)	536,224

Details of finance lease assets as of December 31, 2010, are as follows:

(in millions of Korean won)	Minimum lease payments		Unguaranteed residual value		Gross investment in the lease		Unaccrued interest		Net investment in the lease
Within one year	(Won)	240,988	(Won)	—	(Won)	240,988	(Won)	(41,293)	(Won)	199,695
From one year to five years		480,037		—		480,037		(74,407)		405,630
Thereafter		10,248		—		10,248		(1,577)		8,671

Total	(Won)	731,273	(Won)	—	(Won)	731,273	(Won)	(117,277)	(Won)	613,996

Details of finance lease assets as of December 31, 2011, are as follows:

(in millions of Korean won)	Minimum lease payments		Unguaranteed residual value		Gross investment in the lease		Unaccrued interest		Net investment in the lease
Within one year	(Won)	290,511	(Won)	—	(Won)	290,511	(Won)	(39,066)	(Won)	251,445
From one year to five years		514,243		—		514,243		(42,951)		471,292
Thereafter		25,960		—		25,960		(3,171)		22,789

Total	(Won)	830,714	(Won)	—	(Won)	830,714	(Won)	(85,188)	(Won)	745,526

Details of bad debts allowance for finance lease receivables as of January 1, 2010 and December 31, 2010 and 2011, are as follows:

(in millions of Korean won)	1.1.2010		12.31.2010		12.31.2011
Within one year	(Won)	(4,007)	(Won)	(4,924)	(Won)	(2,742)
Over five years		(1,306)		—		—
Thereafter		(8,146)		(11,733)		(6,124)

Total	(Won)	(13,459)	(Won)	(16,657)	(Won)	(8,866)

Operating Lease

Details of operating lease assets as of January 1, 2010 and December 31, 2010 and 2011, are as follows:

(in millions of Korean won)	1.1.2010		12.31.2010		12.31.2011
Acquisition costs	(Won)	228,286	(Won)	22,761	(Won)	24,866
Accumulated depreciation		(116,068)		(11,075)		(6,614)

Net balance	(Won)	112,218	(Won)	11,686	(Won)	18,252

Details of future minimum lease payments as of January 1, 2010 and December 31, 2010 and 2011, under operating lease contracts are summarized below:

(in millions of Korean won)	1.1.2010		12.31.2010		12.31.2011
Within one year	(Won)	7,339	(Won)	5,226	(Won)	7,381
From one year to five years		3,615		2,203		7,153

Total	(Won)	10,954	(Won)	7,429	(Won)	14,534

22.    Capital Stock

As of January 1, 2010 and December 31, 2010 and 2011, the Company’s number of authorized shares is one billion.

	1.1.2010					12.31.2010					12.31.2011
	Number of issued shares	Par value per share (Korean won)		Common stock (in millions of Korean won)		Number of outstanding shares	Par value per share (Korean won)		Common stock (in millions of Korean won)		Number of outstanding shares	Par value per share (Korean won)		Common stock (in millions of Korean won)
Common stock [1]	261,111,808	(Won)	5,000	(Won)	1,564,499	261,111,808	(Won)	5,000	(Won)	1,564,499	261,111,808	(Won)	5,000	(Won)	1,564,499

[1]

The Company retired 51,787,959 treasury shares against retained earnings. Therefore, the common stock amount differs from the amount resulting from multiplying the number of shares issued by (Won)5,000 par value per share of common stock.

23.    Retained Earnings

Details of retained earnings as of January 1, 2010 and December 31, 2010 and 2011, are as follows:

(in millions of Korean won)	1.1.2010		12.31.2010		12.31.2011
Legal reserve [1]	(Won)	780,499	(Won)	780,499	(Won)	782,249
Voluntary reserves		4,758,012		4,651,362		4,911,362
Unappropriated retained earnings		4,154,526		4,034,307		4,526,022

Total	(Won)	9,693,037	(Won)	9,466,168	(Won)	10,219,633

[1]

The Commercial Code of the Republic of Korea requires the Company to appropriate, as a legal reserve, an amount equal to a minimum of 10% of cash dividends paid until such reserve equals 50% of its issued capital stock. The reserve is not available for the payment of cash dividends, but may be transferred to capital stock with the approval of the Company’s Board of Directors or used to reduce accumulated deficit, if any, with the ratification of the Company’s majority shareholders.

24.    Other Components of Equity

As of January 1, 2010 and December 31, 2010 and 2011, the Company’s other components of equity are as follows:

(in millions of Korean won)	1.1.2010		12.31.2010		12.31.2011
Treasury stock	(Won)	(956,159)	(Won)	(955,083)	(Won)	(953,608)
Loss on disposal of treasury stock		(890,650)		(295)		—
Share-based payments		3,619		7,669		7,455
Others [1]		(310,957)		(310,584)		(551,136)

Total	(Won)	(2,154,147)	(Won)	(1,258,293)	(Won)	(1,497,289)

[1]	Gain (loss) from transactions with non-controlling shareholders and changes in interest in subsidiaries are included.

As of January 1, 2010 and December 31, 2010 and 2011, the details of treasury stock are as follows:

	1.1.2010		12.31.2010		12.31.2011
Number of shares		17,915,340		17,895,964		17,897,147
Amounts (In millions of Korean won)	(Won)	965,159	(Won)	955,083	(Won)	953,608

Treasury stock is expected to be used for the stock compensation for the Company’s directors and employees and other purposes.

25.    Share-Based Payments

The controlling Company’s share-based compensation programs include the employee stock options and stock grants. The Company measures and recognizes compensation cost for all share-based payment awards made to employees and directors, including grants of employee stock options and employee stock grants.

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

Stock Options

The Company has granted stock options to its executive officers and directors as of December 31, 2011, in accordance with the stock option plan approved by its board of directors, details of which are as follows:

	4th grant	KTF-4th [1]
Grant date	2005.2.4	2005.3.4
Grantee	Former executives	Executives and former outside directors
Number of basic allocated shares upon grant	50,800 shares	92,637 shares
Number of additional shares related to business performance upon grant	20,000 shares	—
Number of shares expected to be exercised upon grant	60,792 shares	92,637 shares
Number of settled or forfeited shares	10,800 shares	46,888 shares
Number of expired shares as of December 31, 2011	—	—
Number of basic allocated shares as of December 31, 2011	40,000 shares	45,749 shares
Number of additional shares related to business performance as of December 31, 2011	3,153 shares	—
Number of shares expected to be exercised	43,153 shares	45,749 shares
Fair value per share (in Korean won)	(Won)12,322	(Won)4,328
Total compensation cost (in millions of Korean won)	(Won) 531million	(Won) 343 million
Exercise price per share (in Korean won)	(Won)54,600	(Won)42,684
Exercise period	2007.2.5~2012.2.4	2007.3.5~2012.3.4
Valuation method	Fair value method	Fair value method

1	The stock options granted to the directors, officers or employees of KTF prior to the merger were converted into stock options on June 1, 2009, granting the rights to purchase the stock of KT based on the merger ratio.

Upon exercise, the controlling Company can elect one of the following settlement methods: issuance of new shares, issuance of treasury stock or cash settlement, subject to certain circumstances. The changes of the number of stock options and a weighted-average exercise prices, as of December 31, 2010 and 2011 are as follows:

	2010
(in Korean won)	Beginning	Expired	Exercised [1]	Ending	Number of shares exercisable
2nd grant	3,000	3,000	—	—	—
4th grant	43,153	—	—	43,153	43,153
KTF-2nd	20,570	20,570	—	—	—
KTF-3rd	219,909	35,811	184,098	—	—
KTF-4th	79,200	—	33,451	45,749	45,749
Total	365,832	59,381	217,549	88,902	88,902
Weighted-average exercise prices	44,754	49,794	41,861	48,468

	2011
(in Korean won)	Beginning	Expired	Exercised [1]	Ending	Number of shares exercisable
4th grant	43,153	—	—	43,153	43,153
KTF-4th	45,749	—	—	45,749	45,749
Total	88,902	—	—	88,902	88,902
Weighted-average exercise prices	48,468	—	—	48,468

1	Weighted—average price of the common stock at the time of exercise.

The controlling Company adopted the fair value method to measure compensation costs based on the various valuation assumptions and methods, which are as follows:

	4th grant	KTF-4th [1]
Risk-free interest rate	4.43%	2.78%
Expected duration(year)	4.5 ~ 5.5	1.5
Expected volatility	33.41%~42.13%	35.03%
Expected dividend yield ratio	5.86%	3.54%

1	The compensation costs for the stock options granted to the directors, officers or employees of KTF were recalculated considering risk-free rate, expected duration and others on the date of the merger.

Other share-based compensation

The Company provided stock grants subject to both the service period and business performance goals.

The fair value of each stock grant awarded was estimated on the date of grant for performance based grants assuming that performance goals will be achieved. The expected term for grants is generally one year. The stock grants are settled with the new shares issued or treasury stock owned by the Company upon vesting. The fair value is based on the market price of the Company’s stock on the grant date. Compensation cost is recognized over the requisite vesting period and adjusted for actual forfeitures before vesting.

The details of stocks grants as of December 31, 2011 are as follows:

5th grant
Grant date	4.29.2011
Grantee	CEOs, inside directors, outside directors, executives
Estimated number of shares granted at grant date	185,338 shares
Estimated number of shares granted as of December 31, 2011	185,338 shares
Vesting conditions	Service condition: 1 year Non-market performance condition: achievement of performance
Fair value per option (in Korean won)	(Won) 38,500
Total compensation costs (in Korean won)	(Won) 7,136 million
Estimated exercise date (exercise date)	During 2012
Valuation method	Fair value method

Changes of the number of other share-based payments, as of December 31, 2010 and 2011 are as follows:

	2010
	Beginning	Grant	Expired	Exercised [1]	Ending	Number of shares exercisable
2nd grant	13,345	—	13,345	—	—	—
3rd grant	29,055	—	—	29,055	—	—
4th grant	—	142,436	—	—	142,436	—
KTF-2nd	11,790	—	11,790	—	—	—
Total	54,190	142,436	25,135	29,055	142,436	—

	2011
	Beginning	Grant	Expired	Exercised [1]	Ending	Number of shares exercisable
4th grant	142,436	—	11,924	130,512	—	—
5th grant	—	185,338	—	—	185,338	—
Total	142,436	185,338	11,924	130,512	185,338	—

1	The weighted average price of common stock at the time of exercise during 2011 was (Won)38,500(2010: (Won)47,700).

26.    Operating Revenues

Operating revenues for the years ended December 31, 2010 and 2011, are as follows:

(in millions of Korean won)	2010		2011
Sale of goods	(Won)	3,899,128	(Won)	4,378,852
Sales of services		16,110,222		16,831,158
Others [1]		316,925		780,041

Operating revenues	(Won)	20,326,275	(Won)	21,990,051

1	In December 2011, the Company sold its certain land and buildings with carrying value of (Won)171,989 million for a total purchase price of (Won)470,347 million. The land and buildings were sold and the related properties leased back from K-Realty CR-REIT, which is an equity investee of the Company. As a result of this transaction, the Company recognized other operating revenue of (Won)298,358 million and the lease contracts with K-REALTY CR-REIT are accounted for as operating lease (Note 21).

27.    Operating Expenses

Operating expenses for the years ended December 31, 2010 and 2011, are as follows:

(in millions of Korean won)	2010		2011
Salaries and wages	(Won)	2,623,098	(Won)	2,856,020
Depreciation		2,864,356		2,646,503
Amortization of intangible assets		244,087		312,979
Commissions		1,291,873		1,449,446
Interconnection charges		1,225,581		1,115,792
Purchase of handsets		3,984,934		4,249,972
Changes of inventories		(54,761)		(35,890)
Sales commission		1,910,415		1,866,331
Utilities		250,347		262,930
Taxes and Dues		230,424		219,352
Rent		284,257		324,324
Advertising expenses		181,644		184,544
Research and development expenses		305,658		175,917
Others		2,976,491		4,388,110

Total	(Won)	18,318,404	(Won)	20,016,330

Details of salaries and wages for the years ended December 31, 2010 and 2011 are as follows:

(in millions of Korean won)	2010		2011
Short-term employee benefits	(Won)	2,458,527	(Won)	2,601,675
Post-employment benefits		132,153		202,862
Share-based payment (Note 25)		6,794		6,726
Termination benefits		25,624		44,757

Total	(Won)	2,623,098	(Won)	2,856,020

28.    Classification of Operating Income

The Company’s operating income is calculated by deducting operating expenses such as salaries and amortization cost and others, from operating revenue which includes sales of services and others. Major items and related amounts included in operating revenue and expenses are described in Notes 26 and 27.

29.    Financial Income and Expenses

Details of financial income for the years ended December 31, 2010 and 2011, are as follows:

(in millions of Korean won)	2010		2011
Interest income	(Won)	97,440	(Won)	151,288
Foreign currency transaction gain		21,963		44,217
Foreign currency translation gain		64,983		6,097
Gain on settlement of derivatives		197		389
Gain on valuation of derivatives		54,299		63,959
Others		497		1,469

Total	(Won)	239,379	(Won)	267,419

Details of financial expenses for the years ended December 31, 2010 and 2011, are as follows:

(in millions of Korean won)	2010		2011
Interest expenses	(Won)	489,925	(Won)	481,415
Foreign currency transaction loss		25,153		34,862
Foreign currency translation loss		31,644		85,274
Loss on settlement of derivatives		1,595		27,055
Loss on valuation of derivatives		47,496		9,192
Others		2,850		2,418

Total	(Won)	598,663	(Won)	640,216

30.    Deferred Income Tax and Income Tax Expense

The analysis of deferred tax assets and deferred tax liabilities as of January 1, 2010 and December 31, 2010 and 2011, are as follows:

(in millions of Korean won)	1.1.2010		12.31.2010		12.31.2011
Deferred tax assets
Deferred tax assets to be recovered after more than 12 months	(Won)	253,806	(Won)	273,371	(Won)	237,586
Deferred tax assets to be recovered within 12 months		696,865		592,330		787,314

	(Won)	950,671	(Won)	865,701	(Won)	1,024,900

Deferred tax liabilities
Deferred tax liability to be recovered after more than 12 months		(6,040)		(961)		(846)
Deferred tax liability to be recovered within 12 months		(376,095)		(303,860)		(618,635)

	(Won)	(382,135)	(Won)	(304,821)	(Won)	(619,481)

Deferred tax assets (liabilities), net	(Won)	568,536	(Won)	560,880	(Won)	405,419

The gross movements on the deferred income tax account for the years ended December 31, 2010 and 2011, are calculated as follows:

(in millions of Korean won)	2010		2011
Beginning	(Won)	568,536	(Won)	560,880
Charged/(credited) to the income statement		(53,014)		(142,012)
Charged/(credited) to other comprehensive income		48,358		36,233
Changes in scope of consolidation		(3,000)		(49,682)

Ending	(Won)	560,880	(Won)	405,419

The movement in deferred income tax assets and liabilities during the year, without taking into consideration the offsetting of balances within the same tax jurisdiction, is as follows:

	2010
(in millions of Korean won)	Beginning		Income statement		Other comprehensive income		Changes in scope of consolidation		Ending
Deferred tax liabilities
Derivative financial assets	(Won)	(39,273)	(Won)	(1,759)	(Won)	10,178	(Won)	—	(Won)	(30,854)
Investment in joint venture and associates		(48,596)		1,406		195		—		(46,995)
Depreciation		(39,642)		33,413		—		—		(6,229)
Deposits for severance benefits		(244,854)		54,861		—		—		(189,993)
Accrued income		(1,551)		849		—		—		(702)
Others		(5,625)		(24,423)		—		—		(30,048)

Subtotal	(Won)	(379,541)	(Won)	64,347	(Won)	10,373	(Won)	—	(Won)	(304,821)

Deferred tax assets
Allowance for doubtful accounts	(Won)	115,151	(Won)	12,889	(Won)	—	(Won)	—	(Won)	128,040
Inventory valuation		10,494		(9,814)		—		—		680
Available-for-sale financial assets		12,147		892		(52)		—		12,987
Contribution to construction		39,296		(8,108)		—		—		31,188
Accrued expenses		30,176		(1,687)		—		—		28,489
Provisions		12,051		6,198		—		—		18,249
Defined benefit liabilities		194,921		(72,790)		38,433		—		160,564
Withholdings for facilities expenses		9,609		(326)		—		—		9,283
Accrued payroll expenses		37,410		12,345		—		—		49,755
Deduction of installment receivables		34,603		37,568		—		—		72,171
Present value discount		8,922		15,045		—		—		23,967
Assets retirement obligation		13,657		1,628		—		—		15,285
Gain or loss foreign currency translation		86,843		(5,732)		—		—		81,111
Deferred revenue		59,560		(5,748)		—		—		53,812
Real-estate sales		48,327		(45,387)		—		—		2,940
Tax credit carryforwards		169,615		(80,229)		—		—		89,386
Others		65,295		25,895		(396)		(3,000)		87,794

Subtotal	(Won)	948,077	(Won)	(117,361)	(Won)	37,985	(Won)	(3,000)	(Won)	865,701

Net balance	(Won)	568,536	(Won)	(53,014)	(Won)	48,358	(Won)	(3,000)	(Won)	560,880

	2011
(in millions of Korean won)	Beginning		Income statement		Other comprehensive income		Changes in scope of consolidation		Ending
Deferred tax liabilities
Derivative financial assets	(Won)	(30,854)	(Won)	(6,178)	(Won)	(829)	(Won)	—	(Won)	(37,861)
Available-for-sale financial assets		12,987		(27,472)		(648)		2,188		(12,945)
Investment in joint venture and associates		(46,995)		46,083		1,076		(364)		(200)
Depreciation		(6,229)		(73,284)		—		(2,995)		(82,508)
Deposits for severance benefits		(189,993)		(83,396)		502		1,654		(271,233)
Accrued income		(702)		(1,105)		—		(29)		(1,836)
Reserve for technology and human resource development		—		(63,491)		—		—		(63,491)
Others		(30,048)		(60,717)		—		(58,642)		(149,407)

Subtotal	(Won)	(291,834)	(Won)	(269,560)	(Won)	101	(Won)	(58,188)	(Won)	(619,481)

Deferred tax assets
Allowance for Doubtful Accounts	(Won)	128,040	(Won)	(20,556)	(Won)	106	(Won)	4,613	(Won)	112,203
Inventory valuation		680		(508)		—		422		594
Contribution for construction		31,188		(1,887)		—		—		29,301
Accrued expenses		28,489		(4,405)		—		(1)		24,083
Provisions		18,249		36,248		—		741		55,238
Defined benefit liabilities		160,564		58,518		37,418		748		257,248
Withholding of facilities expenses		9,283		106		—		—		9,389
Accrued payroll expenses		49,755		(21,085)		—		—		28,670
Deduction of installment receivables		72,171		6,709		—		—		78,880
Present value discount		23,967		10,208		—		1		34,176
Assets retirement obligation		15,285		998		—		—		16,283
Gain or loss foreign currency translation		81,111		16,524		—		(3)		97,632
Deferred revenue		53,812		(2,629)		—		—		51,183
Real-estate sales		2,940		3,516		—		—		6,456
Tax credit carryforwards		89,386		(8,532)		—		—		80,854
Others		87,794		54,323		(1,392)		1,985		142,710

Subtotal	(Won)	852,714	(Won)	127,548	(Won)	36,132	(Won)	8,506	(Won)	1,024,900

Net balance	(Won)	560,880	(Won)	(142,012)	(Won)	36,233	(Won)	(49,682)	(Won)	405,419

The tax impacts directly to equity as of January 1, 2010 and December 31, 2010 and 2011, are as follows:

	1.1.2010						12.31.2010						12.31.2011
(in millions of Korean won)	Before recognition		Tax effect		After recognition		Before recognition		Tax effect		After recognition		Before recognition		Tax effect		After recognition
Available-for-sale valuation gain (loss)	(Won)	8,651	(Won)	(1,907)	(Won)	6,744	(Won)	10,874	(Won)	(2,392)	(Won)	8,482	(Won)	85,974	(Won)	(18,034)	(Won)	67,940
Hedge instruments valuation gain (loss)		(23,559)		280		(23,279)		(59,142)		710		(58,432)		(30,629)		368		(30,261)
Actuarial gain (loss)		—		—		—		(188,113)		41,385		(146,728)		(326,658)		71,865		(254,793)
Shares of other comprehensive gain (loss) of joint ventures and associates		503		(111)		392		3,553		(782)		2,771		(2,458)		541		(1,917)
Shares of actuarial gain (loss) of Joint ventures and associates		—		—		—		(305)		67		(238)		(2,764)		608		(2,156)
Others		(318,483)		47		(318,436)		(318,898)		81		(318,817)		(317,577)		157		(317,420)

Total	(Won)	(332,888)	(Won)	(1,691)	(Won)	(334,579)	(Won)	(552,031)	(Won)	39,069	(Won)	(512,962)	(Won)	(594,112)	(Won)	55,505	(Won)	(538,607)

Details of income tax expenses for the years ended December 31, 2010 and 2011 are calculated as follows:

(in millions of Korean won)	2010		2011
Current income tax expenses		352,471		229,861
Impact of change in temporary difference		53,014		160,126
Impact of change in tax rate [1]		—		(18,114)

Total income tax expense	(Won)	405,485	(Won)	371,873

Income tax expense from continued operations		396,369		316,735
Income tax expense for discontinued operations		9,116		55,138

[1]

During the year, as a result of the change in the Korean corporation tax rate from 22% to 24.2% that was enacted on December 31, 2011, the relevant deferred tax balances have been re-measured. Deferred tax expected to be realized in the year to December 31, 2011, has been measured using the effective rate 24.2% applicable for the period.

The tax on the Company’s profit before tax differs from the theoretical amount that would arise using the weighted average tax rate applicable to profits of the consolidated entities as follows:

(in millions of Korean won)	2010		2011
Profit before continuing operations before income tax expenses	(Won)	1,681,273	(Won)	1,597,886
Expected tax expense at statutory tax rate		406,868		386,688
Tax effects of
Income not subject to tax		(6,199)		(394,462)
Expenses not deductible for tax purposes		36,466		396,673
Tax credit carry forwards and deductions		(87,666)		(169,057)
Changes in unrealizable deferred tax assets		957		10,188
Deferred tax effects due to changes in tax rates and others		25,362		85,146
Others		20,581		1,559

Income tax expenses for continuing operations	(Won)	396,369	(Won)	316,735

Average effective tax rate		23.6%		19.8%
31.    Earnings Per Share

Calculation of earnings per share for the years ended December 31, 2010 and 2011, are as follows:

1) Basic earnings per share from continuing operations

Basic earnings per share from continuing operations is calculated by dividing the profit from continuing operations attributable to equity holders of the Company by the weighted average number of common stocks outstanding during the period, excluding common stocks purchased by the Company and held as treasury stock (Note 24).

Basic earnings per share from continuing operations for the years ended December 31, 2010 and 2011, are calculated as follows:

	2010		2011
Profit from continuing operations attributable to common stock (in millions of Korean won)	(Won)	1,273,191	(Won)	1,276,512
Weighted average number of common stock outstanding		243,207,149		243,268,052
Basic earnings per share from continuing operations (in Korean won)	(Won)	5,235	(Won)	5,247

2) Basic earnings per share from discontinued operations

Basic earnings per share from discontinued operations is calculated by dividing the profit from discontinued operations attributable to equity holders of the Company by the weighted average number of common stocks outstanding during the period, excluding common stocks purchased by the Company and held as treasury stock (Note 24).

Basic earnings per share from discontinued operations for the years ended December 31, 2010 and 2011, are calculated as follows:

	2010		2011
Profit from discontinued operations attributable to common stock (in millions of Korean won)	(Won)	22,650	(Won)	170,039
Weighted average number of common stock outstanding		243,207,149		243,268,052
Basic earnings per share from discontinued operations (in Korean won)	(Won)	93	(Won)	699

3) Basic earnings per share

Basic earnings per share is calculated by dividing the profit attributable to equity holders of the Company by the weighted average number of common stocks outstanding during the year, excluding common stocks purchased by the Company and held as treasury stock (Note 24).

Basic earnings per share for the years ended December 31, 2010 and 2011, are calculated as follows:

	2010		2011
Net income attributable to common stock (in millions of Korean won)	(Won)	1,295,841	(Won)	1,446,551
Weighted average number of common stock outstanding		243,207,149		243,268,052
Basic earnings per share (in Korean won)	(Won)	5,328	(Won)	5,946

4) Diluted earnings per share from continuing operations

Diluted earnings per share from continuing operations is calculated by adjusting the weighted average number of common stocks outstanding to assume conversion of all dilutive potential common stocks. The Company has dilutive potential common stocks from stock options.

Diluted earnings per share from continuing operations for the years ended December 31, 2010 and 2011, are calculated as follows:

	2010		2011
Profit from continuing operations attributable to common stock (in millions of Korean won)	(Won)	1,273,191	(Won)	1,276,512
Adjusted Profit from continuing operations attributable to common stock (in millions of Korean won)		1,273,191		1,276,512
Number of dilutive potential common shares outstanding		18,081		32,960
Weighted-average number of common shares outstanding and dilutive common shares		243,225,230		243,301,012
Diluted earnings per share from continuing operations (in Korean won)	(Won)	5,235	(Won)	5,247

Diluted earnings per share from continuing operations is calculated by dividing adjusted profit from continuing operations attributable to equity holders of the Company by the sum of the number of common stocks and dilutive potential common stocks. Certain stock options and other share-based payments have no dilutive effect and are excluded from the calculation of diluted earnings per share from continuing operations.

5) Diluted earnings per share from discontinued operations

Diluted earnings per share from discontinued operations is calculated by adjusting the weighted average number of common stocks outstanding to assume conversion of all dilutive potential common stocks. The Company has dilutive potential common stocks from stock options.

Diluted earnings per share from discontinued operations for the years ended December 31, 2010 and 2011, are calculated as follows:

	2010		2011
Profit from discontinued operations attributable to common stock (in millions of Korean won)	(Won)	22,650	(Won)	170,039
Adjusted profit from discontinued operations attributable to common stock (in millions of Korean won)		22,650		170,039
Number of dilutive potential common shares outstanding		18,081		32,960
Weighted-average number of common shares outstanding and dilutive common shares		243,225,230		243,301,012
Diluted earnings per share from discontinued operations (in Korean won)	(Won)	93	(Won)	699

Diluted earnings per share from discontinued operations is calculated by dividing adjusted profit from discontinued operations attributable to equity holders of the Company by the sum of the number of common stocks and dilutive potential common stocks. Certain stock options and other share-based payments have no dilutive effect and are excluded from the calculation of diluted earnings per share from discontinued operations.

6) Diluted earnings per share

Diluted earnings per share is calculated by adjusting the weighted average number of common stocks outstanding to assume conversion of all dilutive potential common stocks. The Company has dilutive potential common stocks from stock options.

Diluted earnings per share for the years ended December 31, 2010 and 2011, are calculated as follows:

	2010		2011
Net income attributable to common stock (in millions of Korean won)	(Won)	1,295,841	(Won)	1,446,551
Adjusted net income attributable to common stock (in millions of Korean won)		1,295,841		1,446,551
Number of dilutive potential common shares outstanding		18,081		32,960
Weighted-average number of common shares outstanding and dilutive common shares		243,225,230		243,301,012
Diluted earnings per share (in Korean won)	(Won)	5,328	(Won)	5,946

Diluted earnings per share is calculated by dividing adjusted net income attributable to equity holders of the Company by the sum of the number of common stocks and dilutive potential common stocks. Certain stock options and other share-based payments have no dilutive effect and are excluded from the calculation of diluted earnings per share.

32.    Dividends

The dividends paid by the Controlling Company in 2011 and 2010 were (Won)586,150 million ((Won)2,410 per share) and (Won)486,393 million ((Won)2,000 per share), respectively. A dividend in respect of the year ended December 31, 2011, of (Won)2,000 per share, amounting to a total dividend of (Won)486,602 million, was approved at the shareholders’ meeting on March 16, 2012. These consolidated financial statements do not reflect this dividend payable.

33.    Cash Generated from Operations

Cash flows from operating activities for the years ended December 31, 2010 and 2011 are as follows:

(in millions of Korean won)	2010		2011
1. Profit for the period	(Won)	1,314,884	(Won)	1,452,019
2. Adjustments to reconcile net income
Income tax expenses		396,369		316,735
Interest income [1]		(257,483)		(325,028)
Interest expense [1]		585,462		588,366
Depreciation		2,972,503		2,671,858
Amortization of intangible assets		266,299		319,875
Provision for severance benefits		160,095		250,576
Bad debt expenses		204,009		168,096
Income or losses from jointly controlled entities and associates [2]		(33,182)		473
Gain or loss on disposal of jointly controlled entities and associates		(16,727)		(190,631)
Impairment on jointly controlled entities and associates		—		5,107
Impairment on property and equipment		10,464		18,594
Gain or loss on disposal of property and equipment		62,425		(226,571)
Contribution of provisions		58,253		59,116
Reversal of provisions		(12,909)		(4,963)
Foreign currency translation gain (loss)		(33,339)		79,189
Gain or loss on valuation of derivatives		(5,405)		(28,101)
Others		(83,628)		(282,083)
3. Changes in operating assets and liabilities
Increase in trade receivables		(1,033,307)		(1,412,493)
Decrease in other receivables		208		879,746
Increase in loans receivable		(285,207)		(152,497)
Increase in finance lease receivables		(156,863)		(183,669)
Increase in other assets		(167,179)		(79,175)
Decrease in inventories		55,954		32,113
Increase in trade payables		142,014		98,761
Decrease in other payables		(393,388)		(1,077,806)
Increase in other liabilities		(3,034)		62,579
Decrease in provisions		264,900		29,365
Increase in deferred revenue		219,629		196,507
Increase in contribution on plan assets		(3,848)		(125,984)
Payment of severance benefits		(955,910)		(235,037)

4. Net cash provided by operating activities (1+2+3)	(Won)	3,272,059	(Won)	2,905,037

1	Interest income of (Won)173,740 million (2010: (Won)160,043 million) recognized as operating revenues and interest expense (Won)106,951million (2010: (Won)95,537 million) recognized as operating expense are included.

2	Operating revenue of (Won)2,701 million (2010: (Won)622 million) and operating expenses of (Won)136 million (2010: (Won)126 million) from jointly controlled entities and associates are included.

Significant transactions not affecting cash flows for the years ended December 31, 2010 and 2011, are as follows:

(in millions of Korean won)	2010		2011
Reclassification of the current portion of bonds payable	(Won)	1,920,773	(Won)	1,080,549
Reclassification of construction-in-progress to property and equipment		2,383,898		3,165,808

34.    Segment Information

The Company’s operating segments are as follows:

Details	Business service
Personal Customer Group ("Personal")	Personal customers using PCS and Wibro
Home / Enterprise Customer Group (“Home” / “Enterprise”)	Telephone, internet, data and others
Others	Facilities, installment financing, and others

Details of each segment for the years ended December 31, 2010 and 2011, are as follows:

	2010
(in millions of Korean won)	Operating revenues		Operating income (loss)		Depreciation and Amortization
Personal	(Won)	9,715,134	(Won)	902,014	(Won)	1,383,402
Home/Enterprise		10,193,591		1,091,903		1,655,961
Others		2,716,780		67,238		83,673

Sub-total		22,625,505		2,061,155		3,123,036
Elimination		(2,299,230)		(53,284)		(14,593)

Consolidated amount	(Won)	20,326,275	(Won)	2,007,871	(Won)	3,108,443

	2011
(in millions of Korean won)	Operating revenues		Operating income (loss)		Depreciation and Amortization
Personal	(Won)	10,026,309	(Won)	1,087,406	(Won)	1,177,272
Home/Enterprise		10,140,508		938,520		1,660,489
Others		4,696,234		106,485		129,139

Sub-total		24,863,051		2,132,411		2,966,900
Elimination		(2,873,000)		(158,690)		(7,418)

Consolidated amount	(Won)	21,990,051	(Won)	1,973,721	(Won)	2,959,482

The geographic data information provided to the management for the geographic data for the years ended December 31, 2010 and 2011, are as follows:

(In millions of Korean won)	Operating revenues				Non-current assets[1]
	2010		2011		1.1.2010		12.31.2010		12.31.2011
Location
Domestic	(Won)	20,287,117	(Won)	21,934,481	(Won)	16,172,144	(Won)	15,677,411	(Won)	17,325,954
Overseas		39,158		55,570		194,303		202,267		49,936

Total	(Won)	20,326,275	(Won)	21,990,051	(Won)	16,366,447	(Won)	15,879,678	(Won)	17,375,890

[1]	Non-current assets include fixed assets, intangible assets (excluding goodwill) and investment property.

35.    Related Party Transactions

The list of subsidiaries of the Company as of December 31, 2011, is described in Note 1.2.

The related receivables and payables as of January 1, 2010 and December 31, 2010 and 2011, are as follows:

	1.1.2010				12.31.2010				12.31.2011
(in millions of Korean won)	Receivables		Payables		Receivables		Payables		Receivables		Payables
Associates	(Won)	11,317	(Won)	194,461	(Won)	16,933	(Won)	335,610	(Won)	8,308	(Won)	372,457
Joint Ventures		—		—		1,099		111,120		2,321		125,439

Total	(Won)	11,317	(Won)	194,461	(Won)	18,032	(Won)	446,730	(Won)	10,629	(Won)	497,896

Significant transactions with related parties for the years ended December 31, 2010 and 2011, are as follows:

	2010				2011
(in millions of Korean won)	Operating revenue		Operating Expenses		Operating revenue		Operating Expenses
Associates	(Won)	169,526	(Won)	923,592	(Won)	76,419	(Won)	870,681
Joint Ventures		23,684		55,139		13,531		55,787

Total	(Won)	193,210	(Won)	978,731	(Won)	89,950	(Won)	926,468

Key management compensation for the years ended December 31, 2010 and 2011, consists of:

(in millions of Korean won)	2010		2011
Salaries and other short-term benefits	(Won)	3,011	(Won)	3,153
Provision for severance benefits		150		270
Stock-based compensation		2,147		1,990

Total	(Won)	5,308	(Won)	5,413

36.    Financial risk management

(1) Financial risk factors

The Company’s activities expose itself to a variety of financial risks such as changes in foreign exchange rates, interest rates and market prices arising from future commercial transactions and recognized assets and liabilities. The Company’s financial risk management is focused on controlling these risks in its operating and financing activities. The Company uses derivatives to hedge certain financial risk exposures such as fair value risk and cash flow risk.

The Company’s financial policy is set up in the long-term perspective and annually reported to the Board of Directors. The financial risk management is carried out by the Value Management Office, which identifies, evaluates and hedges financial risks. The treasury department in the Value Management Office considers various market conditions to estimate the effect from the market changes.

1) Market risk

The Company’s market risk management focuses on controlling the extent of exposure to the risk in order to minimize revenue volatility. Market risk is a risk that decreases value or profit of the Company’s portfolio due to changes in market interest rate, foreign exchange rate and other factors.

(i) Sensitivity analysis

Sensitivity analysis is performed for each type of market risk to which the Company is exposed. Reasonably possible changes in the relevant risk variable such as prevailing market interest rates, currency rates, equity prices or commodity prices are estimated and if the rate of change in the underlying risk variable is stable, the Company does not alter the chosen reasonably possible change in the risk variable. The reasonably possible change does not include remote or ‘worst case’ scenarios or ‘stress tests’.

(ii) Foreign exchange risk

The Company is exposed to foreign exchange risk arising from operating, investing and financing activities. Foreign exchange risk is managed within the range of the possible effect on the Company’s cash flows. Foreign exchange risk unaffecting the Company’s cash flows is not hedged but can be hedged at a particular situation.

As of December 31, 2010 and 2011, if the foreign exchange rate had strengthened/weakened by 10% with all other variables held constant, the effects on profit before income tax and shareholders’ equity would have been as follows:

(in millions of Korean won)	Fluctuation of foreign exchange rate	Income before tax		Shareholders’ equity
12.31.2010	+10%	(Won)	(60,833)	(Won)	(45,933)
	- 10%		60,833		45,933
12.31.2011	+10%		(57,174)		(50,471)
	- 10%		57,174		50,471

The above analysis is a simple sensitivity analysis which assumes that all the variables other than foreign exchange rates are held constant. Therefore, the analysis does not reflect any correlation between foreign exchange rates and other variables, nor the management’s decision to decrease the risk.

Details of foreign assets and liabilities of the Company as of January 1, 2010 and December 31, 2010 and 2011, are as follows:

(in thousands of foreign currencies)	1.1.2010		12.31.2010		12.31.2011
	Financial assets	Financial liabilities	Financial assets	Financial liabilities	Financial assets	Financial liabilities
USD	226,385	2,365,536	201,620	2,421,054	209,742	2,299,644
SDR	15,225	8,566	5,721	4,256	1,160	744
JPY	79,202	19,550,183	970,586	19,913,770	1,080,392	35,446,361
GBP	10	51	6	131	7	108
EUR	276	118	632	1,317	1,239	3,357
DZD	—	—	20,339	—	18,714	—
AUD	13	—	—	—	—	—
CNY	—	—	14,772	991	14,495	700
RUR	—	—	1,412,479	238,975	—	—
UZS	—	—	16,679,037	59,788,523	—	—
IDR	—	—	—	—	411,687	10,000
KWD	—	288	—	—	—	—

(iii) Price risk

As of December 31, 2010 and 2011, the Company is exposed to equity securities price risk because the securities held by the Company are traded in active markets. If the market prices had increased/decreased by 10% with all other variables held constant, the effects on profit before income tax and shareholders’ equity would have been as follows:

(in millions of Korean won)	Fluctuation of price	Income before tax		Shareholders’ equity
12.31.2010	+10%	(Won)	—	(Won)	1,914
	- 10%		—		(1,914)
12.31.2011	+10%	(Won)	—		4,375
	- 10%		—		(4,375)

The analysis is based on the assumption that the equity index had increased/decreased by 10% with all other variables held constant and all the Company’s marketable equity instruments had moved according to the historical correlation with the index.

(iv) Cash flow and fair value interest rate risk

The Company’s interest rate risk arises from liabilities in foreign currency such as foreign currency bonds payable. Bonds payable in foreign currency issued at variable rates expose the

Company to cash flow interest rate risk which is partially offset by swap transactions. Bonds payable and borrowings issued at fixed rates expose the Company to fair value interest rate risk. The Company sets the policy and operates to minimize the uncertainty of the changes in interest rates and financial costs.

As of December 31, 2010 and 2011, if the market interest rate had increased/decreased by 100bp with other variables held constant, the effects on profit before income tax and shareholders’ equity would be as follows:

(In millions of Korean won)	Fluctuation of interest rate	Income before tax		Shareholders’ equity
12.31.2010	+ 100 bp	(Won)	(660)	(Won)	(3,618)
	- 100 bp		(17,293)		(14,603)
12.31.2011	+ 100 bp		(1,488)		(345)
	- 100 bp		(13,108)		(14,445)

The above analysis is a simple sensitivity analysis which assumes that all the variables other than market interest rates are held constant. Therefore, the analysis does not reflect any correlation between market interest rates and other variables, nor the management’s decision to decrease the risk.

2) Credit risk

Credit risk is managed on the Company basis with the purpose of minimizing financial loss. Credit risk arises from the normal transactions and investing activities, where clients or other party fails to discharge an obligation on contract conditions. To manage credit risk, the Company considers the counterparty’s credit based on the counterparty’s financial conditions, default history and other important factors.

Credit risk arises from cash and cash equivalents, derivative financial instruments and deposits with banks and financial institutions, as well as outstanding receivables. To minimize such risk, only the financial institutions with strong credit ratings are accepted.

As of January 1, 2010 and December 31, 2010 and 2011, maximum exposure to credit risk that are not considered of value of collateral held regarding financial instrument are as follows.

(In millions of Korean won)	1.1.2010		12.31.2010		12.31.2011
Cash equivalents (except cash on hand)	(Won)	1,539,660	(Won)	1,152,995	(Won)	1,433,839
Trade and other receivables		4,515,007		5,318,713		7,882,329
Loans receivable		911,229		1,133,221		1,189,331
Finance lease receivables		522,765		597,339		736,660
Other financial assets
Derivate financial assets		308,324		250,630		164,434
Financial instrument		370,262		116,269		289,628
Available-for-sale financial assets		3,151		1,565		25,829
Held-to-maturity financial assets		82		7		7
Financial guarantee contracts [1]		9,469		37,923		57,369
Performance guarantee contracts [1]		—		312		910

Total	(Won)	8,179,949	(Won)	8,608,974	(Won)	11,780,336

1	Total amounts guaranteed by the Company according to the guarantee contracts

3) Liquidity risk

The Company manages its liquidity risk by liquidity strategy and plans. The Company considers the maturity of financial assets and financial liabilities and the estimated cash flows from operations.

The table below analyses the Company’s liabilities into relevant maturity groups based on the remaining period at the date of the end of each reporting period to the contractual maturity date. These amounts are contractual undiscounted cash flows.

	12.31.2010
(in millions of Korean won)	Less than 1 year		1-5 years		More than 5 years		Total
Trade and other payables	(Won)	5,436,441	(Won)	483,379	(Won)	27,179	(Won)	5,946,999
Finance lease payables		46,144		74,188		—		120,332
Borrowings		3,200,317		6,746,895		1,152,118		11,099,330
Other non-derivative financial liabilities[1]		4,183		12,071		4,719		20,973
Financial guarantee contracts [1]		37,923		—		—		37,923
Obligation guarantee contracts [1]		312		—		—		312

Total	(Won)	8,725,320	(Won)	7,316,533	(Won)	1,184,016	(Won)	17,225,869

	12.31.2011
(in millions of Korean won)	Less than 1 year		1-5 years		More than 5 years		Total
Trade and other payables	(Won)	5,708,878	(Won)	618,231	(Won)	21,771	(Won)	6,348,880
Finance lease payables		66,635		116,627		—		183,262
Borrowings		2,546,855		8,144,611		2,139,458		12,830,924
Other non-derivative financial liabilities [1]		—		331,170		—		331,170
Financial guarantee contracts [1]		57,369		—		—		57,369
Performance guarantee contracts [1]		910		—		—		910

Total	(Won)	8,380,647	(Won)	9,210,639	(Won)	2,161,229	(Won)	19,752,515

[1]

Total amount guaranteed by the Company according to guarantee contracts. Cash flow from financial guarantee contracts is classified as the maturity group in the earliest period when the financial guarantee contracts can be executed

Cash outflow and inflow of derivatives settled gross or net are undiscounted contractual cash flow and can differ from the amount in the financial statements.

	12.31.2010
(in millions of Korean won)	Less than 1 year		1-5 years		More than 5 years		Total
Outflow	(Won)	613,404	(Won)	1,590,493	(Won)	43,805	(Won)	2,247,702
Inflow		753,842		1,660,349		50,909		2,465,100

	12.31.2011
(in millions of Korean won)	Less than 1 year		1-5 years		More than 5 years		Total
Outflow	(Won)	414,646	(Won)	1,949,253	(Won)	42,541	(Won)	2,406,440
Inflow		436,469		2,038,288		50,053		2,524,810

(2) Disclosure of capital management

The Company’s objectives when managing capital are to safeguard the Company’s ability to continue as a going concern in order to provide returns for shareholders and benefits for other shareholders and to maintain an optimal capital structure to reduce the cost of capital.

The Company’s capital structure consists of liabilities including borrowings, cash and cash equivalents, and shareholders’ equity. The treasury department monitors the Company’s capital structure and considers cost of capital and risks related each capital component.

The debt ratios as of January 1, 2010 and December 31, 2010 and 2011, are as follows:

(in millions of Korean won)	1.1.2010		12.31.2010		12.31.2011
Total liabilities	(Won)	15,948,878	(Won)	15,587,548	(Won)	19,547,600
Total equity		10,714,816		11,354,055		12,537,809
Gearing ratio		149%		137%		156%

The Company manages capital on the basis of the gearing ratio. This ratio is calculated as net debt divided by total capital. Net debt is calculated as total borrowings less cash and cash equivalents. Total capital is calculated as ‘equity’ in the statement of financial position plus net debt.

The gearing ratio as of January 1, 2010 and December 31, 2010 and 2011, are as follows:

(in millions of Korean won, %)	1.1.2010		12.31.2010		12.31.2011
Total borrowings	(Won)	9,566,700	(Won)	9,382,364	(Won)	10,998,552
Less: cash and cash equivalents		(1,542,872)		(1,161,641)		(1,445,169)

Net debt		8,023,828		8,220,723		9,553,383
Total equity		10,714,816		11,354,055		12,537,809

Total capital	(Won)	18,738,644	(Won)	19,574,778	(Won)	22,091,192
Gearing ratio		43%		42%		43%

(3) Fair value estimation

The table below analyses financial instruments carried at fair value, by valuation method. The different levels have been defined as follows:

•	Quoted prices (unadjusted) in active markets for identical assets or liabilities (level 1)

•	Inputs other than quoted prices included within level 1 that are observable for the asset or liability, either directly (that is, as prices) or indirectly (that is, derived from prices) (level 2)

•	Inputs for the asset or liability that are not based on observable market data (that is, unobservable inputs) (level 3)

The following table presents the Company’s assets and liabilities that are measured at fair value as of January 1, 2010 and December 31, 2010 and 2011:

	1.1.2010
(in millions of Korean won)	Level 1		Level 2		Level 3		Total
Assets
Available-for-sale	(Won)	15,587	(Won)	3,151	(Won)	—	(Won)	18,738
Derivative financial assets		—		308,324		—		308,324

Total	(Won)	15,587	(Won)	311,475	(Won)	—	(Won)	327,062

Liabilities
Derivative financial liabilities	(Won)	—	(Won)	11,279	(Won)	—	(Won)	11,279
Hedged bonds		—		180,023		—		180,023

Total	(Won)	—	(Won)	191,302	(Won)	—	(Won)	191,302

	12.31.2010
(in millions of Korean won)	Level 1		Level 2		Level 3		Total
Assets
Assets at fair value through the profit and loss	(Won)	—	(Won)	1,173	(Won)	—	(Won)	1,173
Available-for-sale		25,469		1,565		—		27,034
Derivative financial assets		—		250,630		—		250,630

Total	(Won)	25,469	(Won)	253,368	(Won)	—	(Won)	278,837

Liabilities
Derivative financial liabilities	(Won)	—	(Won)	20,471	(Won)	—	(Won)	20,471
Hedged bonds		—		181,244		—		181,244
Financial guarantee liabilities		—		3,157		—		3,157

Total	(Won)	—	(Won)	204,872	(Won)	—	(Won)	204,872

	12.31.2011
(in millions of Korean won)	Level 1		Level 2		Level 3		Total
Assets
Assets at fair value through the profit and loss	(Won)	—	(Won)	1,386	(Won)	—	(Won)	1,386
Available-for-sale		101,183		25,829		134,346		261,358
Derivative financial assets		—		164,434		—		164,434

Total	(Won)	101,183	(Won)	191,649	(Won)	134,346	(Won)	427,178

Liabilities
Derivative financial liabilities	(Won)	—	(Won)	6,548	(Won)	2,258	(Won)	8,806
Financial guarantee liabilities		—		8,042		—		8,042

Total	(Won)	—	(Won)	14,590	(Won)	2,258	(Won)	16,848

The fair value of financial instruments traded in active markets is based on quoted market prices at the date of the end of reporting period. A market is regarded as active if quoted prices are readily and regularly available from an exchange, dealer, broker, industry group, pricing service, or regulatory agency, and those represent actual and regularly occurring market transactions on an arm’s length basis. The quoted market price used for financial assets held by the Company is the bid price. These instruments are included in level 1. Instruments included in level 1 comprise listed equity investments classified as available-for-sale.

The fair value of financial instruments that are not traded in an active market (for example, over-the-counter derivatives) is determined by using valuation techniques. These valuation techniques maximize the use of observable market data where it is available and rely as little as possible on entity specific estimates. If all significant inputs required to fair value of an instrument are observable, the instrument is included in level 2.

If one or more of the significant inputs are not based on observable market data, the instrument is included in level 3.

The changes of the financial instrument included in Level 3 for the year ended December 31, 2011 are as follows:

(in millions of Korean won)	Available-for-sale financial assets		Derivative financial liabilities
Beginning	(Won)	—	(Won)	—
Total profit		—		—
Income for the year		—		(36)
Other comprehensive income		14,850		—
Transfer into Level 3 from the cost method		17,544		—
Changes in scope of consolidation		101,952		(2,222)

Ending	(Won)	134,346	(Won)	(2,258)

The details of equity securities measured at historical cost as of January 1, 2010 and December 31, 2010 and 2011, are as follows.

(in millions of Korean won)	1.1.2010		12.31.2010		12.31.2011
SBSKTSPC [1]	(Won)	15,000	(Won)	25,000	(Won)	25,000
MBCKTSPC [1]		11,000		11,000		11,000
KBSKTSPC [1]		—		—		11,000
IBK-AUCTUS Green Growth Private Equity Fund [1]		100		7,000		10,340
ELAND RETAIL.Ltd. [1]		—		—		9,998
Vogo II-2 Investment Holdings Co., Ltd. [1]		—		—		4,813
Revolution Private Equity Fund [1]		—		—		4,500
KoFC-IMM Pioneer Champ 2010-17 venture investment [1]		—		2,010		3,000
Enterprise DB Corp. [1]		—		3,013		3,013
Others		66,878		97,087		77,233

Total	(Won)	92,978	(Won)	145,110	(Won)	159,897

1	The range of cashflow estimates is significant and the probabilities of the various estimates cannot be reasonably assessed and therefore these instruments are measured at cost.

The Company does not have any plans to dispose the above-mentioned equities instruments in the near future. These instruments will be measured at fair value when the Company can develop a reliable estimate of the fair value.

37.    Business Combination

(1) KT Skylife Co., Ltd.

Due to the trend of convergence in the telecommunications and broadcasting market, the Controlling Company needed to obtain control over a broadcasting company to enhance the synergy effects of the resources within the consolidated subsidiaries. On January 27, 2011, the Controlling Company acquired from Dutch Savings Holdings B.V 5,600,000 of redeemable convertible preferred stock with voting rights and the bonds convertible into 5,600,000 of common stock of KT Skylife Co., Ltd. (formerly “Korea Digital Satellite Broadcasting Co., Ltd.”) for (Won)246,400 million, which is engaged in the satellite broadcasting business. Including the potential voting rights, the Controlling Company’s ownership in KT Skylife Co., Ltd. has increased to 53.05% and accordingly, the Controlling Company has control over KT Skylife Co., Ltd. On March 10, 2011, the Controlling Company exercised the conversion right of both redeemable convertible preferred stocks and convertible bonds.

As a result of applying the acquisition method, the Company recognized goodwill of (Won)306,303 million, which is the excess of total consideration transferred over the fair value of the net assets at the acquisition date. The fair value of the net assets at the acquisition date includes the identifiable intangible assets such as customer relationship, which was not previously recognized in the subsidiary’s financial statements.

Details of the consideration transferred, fair value of the acquired identifiable assets and liabilities, and goodwill at the acquisition date are as follows:

(in millions of Korean won)	Amounts
Consideration transferred (cash and cash equivalents)	(Won)	246,400
The acquisition-date fair value of the acquirer’s previously held equity interest		280,773

	(Won)	527,173

The recognized amounts of assets acquired and liabilities assumed [1]
Cash and cash equivalents	(Won)	78,730
Other financial assets		88,176
Trade and other accounts receivable		140,180
Inventories		5,715
Fixed assets including broadcast equipment and satellite communication facilities		142,641
Intangible assets including broadcast license and customer relationship		305,564
Investments in associates		5,716
Other assets		36,104
Trade and other accounts payable		(130,758)
Borrowings		(164,572)
Provisions for severance benefits		(11,256)
Accrued provisions		(919)
Deferred income tax liabilities		(51,171)
Other liabilities		(26,178)

The net of total amounts of identifiable assets and liabilities measured at fair value	(Won)	417,972

Non-controlling interests [2]		197,102

Goodwill [3]	(Won)	306,303

1	The assets acquired and liabilities assumed are measured at fair value in accordance with IFRS 3, Business Combination.

2	At the date of acquisition, the Company measures any non-controlling interest in KT Skylife Co., Ltd. at the non-controlling interest’s proportionate share of the acquiree’s identifiable net assets. The amounts include non-controlling interest in Korea HD Broadcasting Corp., the subsidiary of KT Skylife.

3	Goodwill is not tax deductible

As described in Note 15, the previously held interest in KT Skylife Co., Ltd. was measured at fair value, and the Company recognized other operating income of (Won)187,458 million arising from the fair value measurement on acquisition.

After the acquisition date, the revenue and net income for consolidation of KT Skylife Co., Ltd. before the elimination of intercompany transactions with its subsidiaries are (Won)116,748 and (Won)7,321 million, respectively. The difference between its revenue and net income from the acquisition date and the revenue and net income if KT Skylife Co., Ltd. had been consolidated from January 1, 2011, included in consolidation is insignificant.

The fair value of trade accounts receivable and other receivables acquired from KT Skylife Co., Ltd. is (Won)140,180 million, while the full contract value is (Won)168,693 million. The uncollectible amounts from these receivables are expected to be (Won)28,513 million.

(2) BC Card Co.,Ltd.

KT Capital Co.,Ltd., which is a subsidiary of the Controlling Company, acquired common shares with voting right at (Won)252,302 million from Woori Bank on October 6, 2011 in order to secure stable management control of BC card co., Ltd. and strengthen synergies between two firms based on determination of board meetings at February 11 and February 23, 2011. By this acquisition, the company’s ownership interests of BC Card Co.,Ltd. increased to 38.86% including ownership which were previously acquired from Citi Bank. Also, the Company entered into shareholders’ agreement to exercise voting right of 1,349,920 registered common shares of BC Card Co.,Ltd. (30.68% of total BC Card Co.,Ltd. shares) owned by Vogo-BCC Investment Holdings Co.,Ltd. and KGF-BCC LIMITED on March 25, 2011. Based on the shareholders’ agreement and the acquisition of common shares described above, the Company has control of BC card co., Ltd. from October 6, 2011(acquisition date).

As a result of applying the acquisition method, the Company recognized goodwill of (Won)41,234 million, which is the excess of total consideration transferred over the fair value of the net assets at the acquisition date. The fair value of the net assets at the acquisition date includes the identifiable intangible assets such as customer relationship, which was not previously recognized in the subsidiary’s financial statements.

Details of the consideration transferred, fair value of the acquired identifiable assets and liabilities, and goodwill at the acquisition date are as follows.

(in millions of Korean won)	Amounts
Consideration transferred (cash and cash equivalents)	(Won)	257,137
Commitment for dividends payable [1]		39,220

The acquisition-date fair value of the acquirer’s previously held equity interest		8,712

Total consideration transferred (a)	(Won)	305,069

The recognized amounts of assets acquired and liabilities assumed [2]
Cash and cash equivalents	(Won)	657,956
Other financial assets		2,046,522
Trade and other accounts receivable		1,307
Fixed assets		242,411
Investment properties		2,845
Intangible assets including customer relationship		165,916
Available-for-sale financial assets		108,170
Other assets		60,942
Trade and other accounts payable		(1,890,937)
Borrowings		(58,000)
Current tax liabilities		(30,942)
Provisions		(25,674)
Provisions for severance benefits		(7,861)
Deferred income tax liabilities		(46,176)
Other liabilities		(568,028)

The net of total amounts of identifiable assets and liabilities measured at fair value (b)	(Won)	658,451

Non-controlling interests [3] (c)		394,616

Goodwill (a-b+c) [4]	(Won)	41,234

1	On June 23, 2010, the Korean Commercial Arbitration Board concluded that BC Card should pay the proceeds from the disposal of the shares of Visa Card to the member banks. Accordingly, the Company recorded the related proceeds to be paid to the member banks as other financial liabilities in the financial statements at the acquisition date.

2	Assets and liabilities acquired were measured at fair value in accordance with IFRS 3 ‘Business Combinations’

3	Non-controlling interests in the acquiree on acquisition are measured at the non-controlling interests’ proportionate share in the recognized amounts of the acquiree’s identifiable net assets in the event of liquidation.

4	Goodwill is not tax deductible

After the acquisition date, the revenue and net income for consolidation of BC Card Co,. Ltd. before the elimination of inter-company transactions with its subsidiaries are (Won)782,853million and (Won)945 million, respectively. If BC Card Co.,Ltd had been consolidated from January 1, 2011, the revenue and net income included in consolidation should have been (Won)3,376,113million and (Won)102,459million, respectively.

(3) Enswers Inc.

As approved by Board of Directors on November 11, 2011, the Company acquired on December 7, 2011, from existing shareholders 14,185 common shares and 3,676 of redeemable convertible preferred stock with voting rights of Enwers Inc, which is specialized in the video-related technology, in order to develop a new business and strengthen the existing business. The Company’s ownership in Enwers Inc. has increased to 56.3% including the potential voting rights and accordingly, the Company acquired control over Enswers Inc.

Details of the consideration transferred, fair value of the acquired identifiable assets and liabilities, and goodwill at the acquisition date are as follows.

(in millions of Korean won)	Amounts
Consideration transferred (cash and cash equivalents)	(Won)	15,957
The acquisition-date fair value of the acquirer’s previously held equity interest		4,378

Total consideration transferred (a)	(Won)	20,335

The recognized amounts of assets acquired and liabilities assumed [1]
Cash and cash equivalents	(Won)	920
Other financial assets		2,962
Trade and other accounts receivable		387
Current tax assets		41
Fixed assets		704
Intangible assets including Patents-Industrial and customer relationship		12,535
Other assets		562
Trade and other accounts payable		(19)
Other financial liabilities		(2,702)
Provisions for severance benefits		(479)
Deferred income tax liabilities		(2,701)
Other liabilities		(1,063)

The net of total amounts of identifiable assets and liabilities measured at fair value (b)	(Won)	11,147

Non-controlling interests [2] (c)		3,237

Goodwill (a – b + c) [3]	(Won)	12,425

1	Assets and liabilities acquired were measured at fair value in accordance with IFRS 3 ‘Business combinations’

2	Non-controlling interests in the acquiree on acquisition are measured at the non-controlling interests’ proportionate share in the recognized amounts of the acquiree’s identifiable net assets in the event of liquidation.

3	Goodwill is not tax deductible

The previously held interest in Enswers Inc. was measured at fair value, and the Company recognized other operating income of (Won)1,942 million arising from the fair value measurement on acquisition.

After the acquisition date, the revenue and net loss for consolidation of Enswers Inc. before the elimination of inter-company transactions with its subsidiaries are (Won)797 and (Won)331 million, respectively. If Enswers Inc. had been consolidated from January 1, 2011, the revenue and net loss included in consolidation should have been (Won)3,467million and (Won)1,512million, respectively.

The fair value of trade accounts receivable and other receivables acquired from Enswers Inc. is (Won)387 million, while the full contract value is (Won)414 million. The uncollectible amounts from these receivables are expected to be (Won)27 million.

38.    Assets Held for Sale and Discontinued Operations

As approved by the Controlling Company’s Board of Directors on May 4, 2011, the Controlling Company decided to sell 5,309,189 shares (79.96%) of New Telephone Company, Inc. to Vimpel-Communication and the Controlling Company lost its control of New Telephone Company. The prior period financial statements presented for comparative purposes have been restated in accordance with IFRS 5, Non-current Assets Held for Sale and Discontinued Operations. Profit or loss arising from net fair value measurement and related income tax effect is reflected in profit or loss from discontinued operations.

The liquidation of KT Internal venture Fund NO.2, a former subsidiary, was completed on December 28, 2011. Therefore, the Company accounted for the operating result until the liquidation as discontinued operation and restated the prior year statement of income presented for the comparative purpose in accordance with IFRS 5 “Non-current Assets Held for Sale and Discontinued Operations”. The Company also included the related gains or losses and income tax effects in the profit from the discontinued operation.

On June 1, 2010, the rent-a-car business segment of Kumho Rent-A-Car Global Co., Ltd., a joint venture investment, was split off and was merged with Kumho Rental Co., Ltd., resulting in the decrease of the Company’s ownership in Kumho Rental Co., Ltd. from 100% to 58%. And as the Company has joint control of KT Rental Co., Ltd. under the shareholders’ agreement, this subsidiary is accounted for under the equity method in accordance with IAS 31, Interest in Joint Ventures. The operating results of KT Rental Co., Ltd. until the date the Company lost control are accounted for under discontinued operations.

The Company sold all shares of DOREMI MEDIA CO.,LTD and D&G Star to the third parties. The operating results of DOREMI MEDIA CO.,LTD and D&G Star prior to the loss of the control were accounted for as discontinued operation in 2010 and the related gains or losses and income tax effects are included in the profit from the discontinued operation.

Income and loss from discontinued operations for the year ended December 31, 2010 and 2011, are as follows:

(in millions of Korean won)	2010		2011
Revenue	(Won)	159,866	(Won)	28,460
Expense		(133,605)		(22,630)
Income (loss) from discontinued operations before income taxes		26,261		5,830
Income tax expense for discontinued operations		(8,054)		(1,836)
Income (loss) from discontinued operations		18,207		3,994
Gain on disposal and fair valuation before income taxes		12,835		220,176
Income tax expense		(1,062)		(53,302)
Gain on disposal and fair valuation after tax		11,773		166,874

Income (loss) from discontinued operations	(Won)	29,980	(Won)	170,868

Cash flows from discontinued operations for the year ended December 31, 2010 and 2011, are as follows:

(in millions of Korean won)	2010		2011
Cash flows from operating activities	(Won)	8,416	(Won)	6,527
Cash flows from investing activities		(8,241)		(4,095)
Cash flows from financing activities		4,632		(47,023)
Changes in foreign exchange rates		(7,384)		8,365

Total cash flows	(Won)	(2,577)	(Won)	(36,226)

39.    Subsequent Events

Subsequent to December 31, 2011, the Company has issued the unsecured public bonds, as follows:

(in millions of Korean won and thousands of foreign currencies)	Issue date	Face value of bond	Interest rate	Maturity date	Repayment method
The 57-1st non-registered unsecured bond	01.05.2012	(Won)50,000	4.43%	10.05.2014	Lump sum repayment at maturity
The 57-2nd non-registered unsecured bond	01.05.2012	(Won)20,000	4.44%	10.05.2014	Lump sum repayment at maturity
The 57-3rd non-registered unsecured bond	01.05.2012	(Won)30,000	4.61%	10.05.2014	Lump sum repayment at maturity
Regulation S.Bond	01.20.2012	USD 350,000	3.875%	01.20.2017	Lump sum repayment at maturity

Subsequent to December 31, 2011, the additional contributions was made by the Controlling Company as follows.

(in millions of Korean won)	Date	Number of shares	Amount	Purpose
KT Capital Co.,Ltd	01.25.2012	4,712,103 common shares	41,000	To strengthen the financial stability

The Company entered into the shareholders’ agreement with Vogo-BCC Investment Holdings Co.,Ltd. and KGF-BCC LIMITED on March 25, 2011 for the sustainable control over BC card co., Ltd, which is a subsidiary of the Company. Based on this agreement, the Company has exercised the call option for 1,349,920 common shares of BC Card Co., Ltd, owned by Vogo-BCC Investment Holdings Co.,Ltd. and KGF-BCC LIMITED(30.68% of total shares) for (Won)28,713,408 million on January 27, 2012.

On April 18, 2012, the Company entered into a contract with Olleh KT First Securitization Specialty Co., Ltd. which is a special purpose entity formed for the securitization of KT’s accounts receivable. Based on this contract, the Company sold its accounts receivables with book value of (Won)529,776 million for a total sales price of (Won)525,400 million.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

KT CORPORATION
(Registrant)

/s/ Suk-Chae Lee
Name: Suk-Chae Lee
Title: Chief Executive Officer

Date: April 27, 2012