Form 20-F
period 2012-12-31
KT CORP
filed 2013-04-29
CIK 892450

As filed with the Securities and Exchange Commission on April 29, 2013

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

        For the fiscal year ended December 31, 2012

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

Thomas Bum Joon Kim

206 Jungja-dong

Bundang-gu, Sungnam-si, Gyeonggi-do

463-711 Korea

Telephone: +82-31-727-0150; E-mail: thomaskim@kt.com

(Name, telephone, e-mail and/or facsimile number and address of company contact person)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Name of each exchange on which registered
American Depositary Shares, each representing	New York Stock Exchange, Inc.
one-half of one share of common stock
Common Stock, par value ￦5,000 per share*	New York Stock Exchange, Inc.*

Securities registered or to be registered pursuant to Section 12(g) of the Act.

None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

None

As of December 31, 2012, there were 261,111,808 shares of common stock, par value ￦5,000 per share, outstanding (not including 17,476,002 shares of common stock held by the company as treasury shares)

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.    Yes  ☒    No   ☐

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

All references to “Won” or “￦” in this annual report are to the currency of the Republic and all references to “Dollars,” “$,” “US$” or “U.S. dollars” are to the currency of the United States of America. Our monetary assets and liabilities denominated in foreign currency are translated into Won at the market average exchange rate announced by Seoul Money Brokerage Services, Ltd. (the “Market Average Exchange Rate”) on the balance sheet dates, which were, for U.S. dollars, ￦1,138.9 to US$1.00, ￦1,153.3 to US$1.00 and ￦1,071.1 to US$1.00 at December 31, 2010, 2011 and 2012, respectively. Our consolidated financial statements are expressed in Won and, solely for the convenience of the reader, the consolidated financial statements as of and for the year ended December 31, 2012 have been translated into United States dollars at the rate of ￦1,071.1 to US$1.00, the Market Average Exchange Rate in effect on December 31, 2012.

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

Item 2.  Offer Statistics and Expected Timetable

Item 2.A.  Offer Statistics

Not applicable.

Item 2.B.  Method and Expected Timetable

Not applicable.

Item 3. Key Information

Item 3.A.  Selected Financial Data

You should read the selected consolidated financial data below in conjunction with the Consolidated Financial Statements as of December 31, 2011 and 2012 and for each of the years in the three-year period ended December 31, 2012, and the report of the independent registered public accounting firm on these statements included herein. These audited financial statements and the related notes have been prepared under International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). The selected consolidated financial data for the three years ended December 31, 2012 have been derived from our audited consolidated financial statements.

In addition to preparing financial statements in accordance with IFRS as issued by the IASB included in this annual report, we also prepare financial statements in accordance with IFRS as adopted by the Republic of Korea (“K-IFRS”), which we are required to file with the Financial Services Commission and the Korea Exchange under the Financial Investment Services and Capital Markets Act of Korea. English translations of such financial statements are furnished to the Securities and Exchange Commission under Form 6-K. Beginning with our financial statements prepared in accordance with K-IFRS as of and for the year ended December 31, 2012, we are required to adopt certain amendments to K-IFRS No. 1001, Presentation of Financial Statements, as adopted by KASB in 2012, pursuant to which we present operating profit or loss as an amount of revenue less cost of sales and selling and administrative expenses. In our consolidated statements of income prepared in accordance with IFRS as issued by the IASB included in this annual report, such changes in presentation were not adopted. As a result, the presentation of results from operating activities in our consolidated statements of income prepared in accordance with IFRS as issued by the IASB included in this annual report differs from the presentation of operating profit or loss in the our consolidated statements of income prepared in accordance with K-IFRS. See “Item 5.A. Operating Results—Explanatory Note Regarding Presentation of Certain Financial Information under K-IFRS” for additional information. In accordance with rule amendments adopted by the U.S. Securities and Exchange Commission which became effective on March 4, 2008, we are not required to provide a reconciliation to U.S. GAAP.

The information set forth below is not necessarily indicative of the results of future operations and should be read in conjunction with “Item 5. Operating and Financial Review and Prospects” and our consolidated financial statements and related notes included in this annual report.

Consolidated statement of income data

	Year Ended December 31,
	2010		2011		2012		2012 (1)
	(In billions of Won and millions of Dollars, except per share data)
Continuing Operations:
Operating revenue	￦	20,310	￦	21,979	￦	24,578	US$	22,946
Revenue		19,993		21,200		23,790		21,211
Others		317		780		787		735
Operating expenses		18,303		20,003		22,893		21,373
Operating profit		2,007		1,977		1,685		1,573
Finance income		238		266		496		463
Finance costs		(596)		(636)		(780)		(728)
Income (loss) from jointly controlled entities and associates		33		(3)		21		20
Profit from continuing operations before income tax		1,682		1,603		1,423		1,328
Income tax expense		(396)		(316)		(280)		(261)
Profit for the period from the continuing operations		1,286		1,287		1,143		1,067
Discontinued operations:
Profit from discontinued operations		29		165		(32)		(29)
Profit for the period	￦	1,315	￦	1,452	￦	1,111	US$	1,038
Profit for the period attributable to:
Equity holders of the parent company	￦	1,296	￦	1,447	￦	1,057	US$	987
Profit from continuing operations		1,273		1,281		1,087		1,015
Profit from discontinued operations		23		166		(30)		(28)
Non-controlling interest	￦	19	￦	5	￦	54	US$	51
Profit from continuing operations		13		6		56		53
Profit from discontinued operations		6		(1)		(2)		(2)
Earnings per share attributable to the equity holders of the Parent Company during the period (in won):
Basic earnings per share	￦	5,328	￦	5,947	￦	4,341	US$	4.05
From continuing operations		5,295		5,266		4,463		4.17
From discontinued operations		33		681		(122)		(0.12)
Diluted earnings per share	￦	5,328	￦	5,946	￦	4,340	US$	4.05
From continuing operations		5,295		5,265		4,462		4.17
From discontinued operations		33		681		(122)		(0.12)

Consolidated statement of financial position data

	As of December 31,
	2010		2011		2012		2012 (1)
	(In billions of Won and millions of Dollars)
Assets:
Current assets:
Cash and cash equivalents	￦	1,162	￦	1,445	￦	2,055	US$	1,918
Trade and other receivables, net		4,193		6,159		5,878		5,487
Short-term loans, net		725		698		668		624
Current finance lease receivables, net		195		249		340		317
Other financial assets		270		254		245		229
Current income tax assets		0		1		1		1
Inventories, net		711		675		935		873
Other current assets		264		311		362		338
Total current assets		7,519		9,791		10,483		9,787

Non-current assets:
Trade and other receivables, net		1,125		1,723		1,071		1,000
Long-term loans, net		408		491		513		479
Non-current finance lease receivables, net		403		488		522		487
Other financial assets		269		622		672		628
Property and equipment, net		13,398		14,023		15,734		14,690
Investment property, net		1,146		1,159		1,155		1,079
Intangible assets, net		1,419		2,643		3,213		2,999
Investments in jointly controlled entities and associates		638		529		411		384
Deferred income tax assets		565		530		611		570
Other non-current assets		50		86		95		89
Total non-current assets		19,422		22,295		23,997		22,404
Total assets	￦	26,942	￦	32,085	￦	34,479	US$	32,191

Liabilities and Equity:
Current liabilities:
Trade and other payables	￦	4,424	￦	5,890	￦	7,216	US$	6,737
Current finance lease liabilities, net		33		46		14		13
Borrowings		2,722		2,112		3,187		2,975
Other financial liabilities		1		8		72		67
Current income tax liabilities		284		187		143		133
Provisions		58		123		206		192
Deferred income		177		168		171		159
Other current liabilities		185		210		239		223
Total current liabilities		7,885		8,745		11,247		10,501

Non-current liabilities:
Trade and other payables		382		652		701		655
Non-current finance lease liabilities, net		61		90		28		26
Borrowings		6,660		8,886		8,237		7,690
Other financial liabilities		38		288		70		65
Retirement benefit liabilities		264		426		549		512
Provisions		110		143		150		140
Deferred income		157		161		157		147
Deferred income tax liabilities		4		124		135		126
Other non-current liabilities		27		32		41		39
Total non-current liabilities		7,703		10,802		10,068		9,399
Total liabilities	￦	15,588	￦	19,548	￦	21,315	US$	19,900

Equity attributable to owners of the Parent Company
Paid-in capital
Capital stock	￦	1,564	￦	1,564	￦	1,564	US$	1,461
Share premium		1,440		1,440		1,440		1,345
Retained earnings		9,466		10,220		10,646		9,940
Accumulated other comprehensive income (expense)		(79)		(23)		1		1
Other components of equity		(1,258)		(1,497)		(1,343)		(1,254)
		11,133		11,704		12,309		11,492

Non-controlling interest		221		834		855		799
Total equity		11,354		12,538		13,165		12,291
Total liabilities and shareholders’ equity	￦	26,942	￦	32,085	￦	34,479	US$	32,191

Consolidated statement of cash flow data

	Year Ended December 31,
	2010		2011		2012		2012 (1)
	(In billions of Won and millions of Dollars)
Net cash generated from operating activities	￦	2,973	￦	2,150	￦	5,721	US$	5,342
Net cash (used in) investing activities		(2,949)		(2,648)		(3,844)		(3,589)
Net cash provided by (used in) financing activities		(398)		768		(1,266)		(1,182)

Operating Data

	As of December 31,
	2008	2009	2010	2011	2012
Lines installed (thousands) (2)	26,008	25,907	25,524	23,925	25,242
Lines in service (thousands) (2)	18,883	17,069	16,620	15,900	15,121
Lines in service per 100 inhabitants (2)	38.8	35.0	34.0	30.8	30.2
Mobile subscribers (thousands)	14,365	15,016	16,041	16,563	16,502
Broadband Internet subscribers (thousands)	6,712	6,953	7,424	7,823	8,037

(1)	For convenience, the Won amounts are expressed in U.S. dollars at the rate of ￦1,071.1 to US$1.00, the Market Average Exchange Rate in effect on December 31, 2012. This translation should not be construed as a representation that the Won amounts represent, have been or could be converted into U.S. dollars at that rate or any other rate.

(2)	Including public telephones.

Exchange Rate Information

The following table sets out information concerning the Market Average Exchange Rate for the periods and dates indicated.

Period	At End of Period	Average Rate (1)	High	Low
	(Won per US$1.00)
2008	1,257.5	1,102.6	1,509.0	934.5
2009	1,167.6	1,276.4	1,573.6	1,152.8
2010	1,138.9	1,156.3	1,261.5	1,104.0
2011	1,153.3	1,108.1	1,199.5	1,049.5
2012	1,071.1	1,126.9	1,181.8	1,071.1
November	1,084.7	1,087.5	1,091.7	1,083.0
December	1,071.1	1,077.0	1,083.7	1,071.1
2013 (through April 26)	1,113.9	1,093.7	1,138.9	1,055.4
January	1,082.7	1,065.4	1,088.0	1,055.4
February	1,085.4	1,086.7	1,094.2	1,077.8
March	1,112.1	1,102.2	1,117.5	1,081.9
April (through April 26)	1,113.9	1,123.2	1,138.9	1,112.5

Source: Seoul Money Brokerage Services, Ltd.

(1)	Represents the average of the Market Average Exchange Rates on each business day during the relevant period (or portion thereof).

Our monetary assets and liabilities denominated in foreign currency are translated into Won at the Market Average Exchange Rate on the balance sheet dates, which were, for U.S. dollars, ￦1,138.9 to US$1.00, ￦1,153.3 to US$1.00 and ￦1,071.1 to US$1.00 at December 31, 2010, 2011 and 2012, respectively.

Our consolidated financial statements are expressed in Won and, solely for the convenience of the reader, the consolidated financial statements as of and for the year ended December 31, 2012 have been translated into United States dollars at the rate of ￦1,071.1 to US$1.00, the Market Average Exchange Rate in effect on December 31, 2012.

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

Competition in the telecommunications sector in Korea is intense. In recent years, business combinations in the telecommunications industry have significantly changed the competitive landscape of the Korean telecommunications industry. In particular, SK Telecom Co., Ltd. (or SK Telecom) acquired a controlling stake in Hanarotelecom Incorporated in 2008, which was renamed SK Broadband Co., Ltd. (or SK Broadband). The acquisition enabled SK Telecom to provide fixed-line telecommunications, broadband Internet access and Internet television (or IP-TV) services together with its mobile telecommunications services. On January 1, 2010, LG Dacom Corporation (or LG Dacom) and LG Powercom Co., Ltd. (or LG Powercom) merged into LG Telecom Co., Ltd., which subsequently changed its name to LG U+. The merger enabled LG U+ to provide a similar range of services as SK Telecom and us. Our inability to adapt to such changes in the competitive landscape could have a material adverse effect on our business, financial condition and results of operations.

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

Mobile Service. We provide mobile services based on Wideband Code Division Multiple Access (or W-CDMA) technology and Long-Term Evolution (or LTE) technology. Competitors in the mobile telecommunications service industry are SK Telecom and LG U+. We had a market share of 30.8% as of December 31, 2012, making us the second largest mobile telecommunications service provider in Korea. SK Telecom had a market share of 50.3% as of December 31, 2012.

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

Fixed-line Telephone Services. Before December 1991, we were the sole provider of local, domestic long-distance and international long-distance telephone services in Korea. Since then, various competitors have entered the local, domestic long-distance and international long-distance telephone service markets in Korea, which have eroded our market shares. LG U+ and SK Broadband currently provide local, domestic long-distance and international long-distance telephone services. In addition, Onse Telecom Corporation and SK Telink, Inc. currently provide domestic long-distance and international long-distance telephone services. We also compete with specific service providers, such as Internet phone service providers, voice resellers and call-back service providers, that offer international long-distance service in Korea. While we offer our own Internet phone service, the entry of these and other potential competitors into the local, domestic long-distance and international long-distance telephone service markets has had and may continue to have a material adverse effect on our revenues and profitability from these businesses. As of December 31, 2012, we had a market share in local telephone service of 82.8% and a market share in domestic long distance service of 79.2%. Further increase in competition may decrease our market shares in such businesses.

Internet Services. The Korean broadband Internet access service market has experienced significant growth in the past decade. SK Broadband (formerly Hanarotelecom) entered the broadband market in 1999 offering both Hybrid Fiber Coaxial (or HFC) and Asymmetric Digital Subscriber Line (or ADSL) services. We also began offering broadband Internet access service in 1999, followed by Dreamline, Onse and LG U+. In recent years, numerous cable television operators have also begun to offer HFC-based services at rates lower than ours. We had a market share of 44.0% as of December 31, 2012. As a result of having to compete with a number of competitors and the maturing of the Internet access service market, we currently encounter, and we expect to encounter, pressure to increase marketing expenses in the future.

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

One of the principal limitations on a wireless network’s subscriber capacity is the amount of bandwidth spectrum allocated to the service provider. We have a license to use 40 MHz of bandwidth in the 2.1 GHz spectrum that we use to provide IMT-2000 services based on W-CDMA wireless network standards. Such license expires in December 2016, and we are required to pay approximately

￦1.3 trillion during the license period of 15 years. In April 2010, the Korea Communications Commission announced its decision to allocate 20 MHz of bandwidth in the 900 MHz spectrum to us, which became effective in July 2011, for which we are required to pay a portion of the actual sales generated from using the bandwidth in the 900 MHz spectrum during the license period of 10 years as a usage fee for the bandwidth, as well as a portion of expected sales that was determined by the Korea Communications Commission at the time of allocation. In June 2011, our right to use 40 MHz of bandwidth in the 1.8 GHz spectrum expired, and the Korea Communications Commission allocated back to us the right to use 20 MHz of such bandwidth in the 1.8 GHz spectrum upon expiration pursuant to our application, for which we are required to pay a portion of the actual sales generated from using the bandwidth in the 1.8 GHz spectrum during the license period of 10 years as a usage fee for the bandwidth, as well as a portion of expected sales that was determined by the Korea Communications Commission at the time of allocation.

In August 2011, the Korea Communications Commission auctioned the right to use the remaining 20 MHz of bandwidth in the 1.8 GHz spectrum that we relinquished, 10 MHz of additional bandwidth in the 800 MHz spectrum and 20 MHz of additional bandwidth in the 2.1 GHz spectrum. We acquired the right to use the 10 MHz of bandwidth in the 800 MHz spectrum, for which we are required to pay a total usage fee of ￦261 billion during the license period of 10 years, SK Telecom acquired the right to use the 20 MHz of bandwidth in the 1.8 GHz spectrum and LG U+ acquired the right to use the 20 MHz bandwidth in the 2.1 GHz spectrum. We began using the 20 MHz of bandwidth in the 1.8 GHz spectrum, which became available upon termination of our 2G PCS services, to provide our 4G LTE services starting in January 2012, and expect to utilize the newly allocated bandwidths in the 800 MHz and 900 MHz spectrums to further expand our 4G LTE services in the future, if necessary. The Korea Communications Commission announced in December 2012 that it will further auction 60 MHz of bandwidth in the 1.8 GHz spectrum, which had been used by governmental entities such as the military, and 80 MHz of bandwidth in the 2.6 GHz spectrum, which had been used for digital multimedia broadcasting services. The auction is expected to take place in June 2013.

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

The telecommunications industry is characterized by continual advances and improvements in telecommunications technology, and we have been continually researching and implementing technology upgrades and additional telecommunication services to maintain our competitiveness. For example, in March 2005, we acquired a license to provide wireless broadband Internet access (or WiBro) service for ￦126 billion, and commercially launched our service in June 2006. We completed the upgrade of our 4G WiBro network and expanded our WiBro service coverage to 84 cities nationwide and major highways in March 2011, which we believe allows us to provide WiBro services at speeds that are approximately three times faster than our previous 3G network at a lower cost, and had approximately 934,000 subscribers as of December 31, 2012. We are also upgrading our broadband network to enable FTTH connection, which enhances downstream speed and connection quality. FTTH is a telecommunication architecture in which a communication path is provided over optical fiber cables extending from the telecommunications operator’s switching equipment to the boundary of home or office. FTTH uses fiber optic cable, which is able to carry a high-bandwidth signal for longer distances without degradation. FTTH enables us to deliver enhanced products and services that require high bandwidth, such as IP-TV service and delivery of other digital media content.

In addition, we have been building more advanced mobile telecommunications networks based on LTE technology, which is generally referred to as a 4G technology, and commenced providing commercial 4G LTE services in the Seoul metropolitan area on January 3, 2012. We completed the expansion of our 4G LTE service coverage nationwide in October 2012. Several wireless carriers in the United States, Europe and Asia commenced LTE services in recent years and LTE technology is expected to be widely accepted as the standard 4G technology. LTE technology enables data to be transmitted faster than W-CDMA, up to 75 Mbps for downloading and up to 37.5 Mbps for uploading. We believe that the faster data transmission speed of the LTE network, combined with our existing 4G nationwide WiBro network, allows us to offer significantly improved wireless data transmission services, providing our subscribers with faster wireless access to multimedia content. No assurance can be given that our new services will gain broad market acceptance such that we will be able to derive revenues from such services to justify the license fee, capital expenditures and other investments required to provide such services.

Termination of our second generation Personal Communications Service (or 2G PCS) services may pose risks to us.

As part of our decision to apply for reallocation of the 20 MHz bandwidth in the 1.8 GHz spectrum, we applied to the Korea Communications Commission to terminate our 2G PCS services, and on November 23, 2011, the Korea Communications Commission approved our plan. However, on November 30, 2011, approximately 900 of our 2G PCS service subscribers filed a class-action suit against the Korea Communications Commission for its approval of our plan, claiming that we used improper means to reduce our 2G PCS subscribers to comply with regulatory requirements before terminating the 2G PSC services and that the Korea Communications Commission did not consider such factor in approving our plan. On December 6, 2011, the Seoul Administrative Court issued a preliminary injunction, which temporarily suspended our termination of the 2G PCS services until the case went to trial. We immediately appealed the decision and the Seoul High Court overruled the preliminary injunction on December 26, 2011 and reinstated the Korea Communications Commission’s approval. Accordingly, we terminated our 2G PCS services in the Seoul metropolitan area and began the termination process for the rest of Korea on January 3, 2012. On January 12, 2012, the 2G subscribers filed an appeal of the Seoul High Court’s decision with the Supreme Court of Korea, and on February 1, 2012, the Supreme Court of Korea denied such appeal. On January 17, 2012, trial for the original class-action suit filed by the 2G subscribers began in the Seoul Administrative Court. On May 8, 2012, the Seoul Administrative court ruled in our favor on all claims and the plaintiffs subsequently filed an appeal with the Seoul High Court. On September 15, 2012, the Seoul High Court denied the plaintiffs’ appeal, and the plaintiffs appealed the decision to the Supreme Court of Korea. On February 15, 2013, the Supreme Court of Korea denied the plaintiffs’ appeal. There are currently three other similar appeals pending in the Supreme Court of Korea. While we expect these appeals to also be resolved in our favor, there can be no assurance that we will not incur reputational damage from terminating our 2G PCS services, or that further complaints and other potential actions of our 2G PCS subscribers will not adversely affect our business, financial condition and results of operations.

We may not be able to successfully pursue our strategy to acquire businesses and enter into joint ventures that complement or diversify our current business, and we may need to incur additional debt to finance such expansion activities.

One key aspect of our overall business strategy calls for acquisitions of businesses and entering into joint ventures that complement or diversify our current business. In October 2011, we, through our subsidiary KT Capital Co., Ltd., acquired 1,622,520 common shares of BC Card Co., Ltd. to further diversify our business and to create synergies through utilization of our mobile telecommunications network in financial services. In January 2011, we acquired 5,600,000 shares of redeemable convertible preferred stock with voting rights and convertible bonds that were convertible into 5,600,000 shares of common stock of KT Skylife Co., Ltd., a provider of satellite TV service which may also be packaged with our IP-TV services, from Dutch Savings Holdings B.V. for approximately ￦246 billion. We exercised the conversion rights on the redeemable convertible preferred stock and the convertible bonds in March 2011, and owned a 50.2% interest in KT Skylife Co., Ltd. as of December 31, 2012. In December 2012, we submitted a non-binding bid for Vivendi SA’s 53.0% controlling stake in Maroc Telecom SA, a telecommunications service provider based in Rabat, Morocco. While we announced our decision in March 2013 not to submit a formal bid for Maroc Telecom SA, we may consider various investment options with Maroc Telecom SA.

While we plan to continue our search for other suitable acquisition and joint venture opportunities, we cannot provide assurance that we will be able to identify additional attractive opportunities or that we will successfully complete the transactions, including the bid for Maroc Telcom SA, without encountering administrative, technical, political, financial or other difficulties, or at all. Even if we were to successfully complete the transactions, success of an acquisition or a joint venture depends largely on our ability to achieve the anticipated synergies, cost savings and growth opportunities from integrating the business of the acquired company or the joint venture with our business. There can be no assurance that we will achieve the anticipated benefits of the transaction, which may adversely affect our business, financial condition and results of operations.

Pursuing acquisitions or joint venture transactions also requires significant capital, and as we pursue further growth opportunities for the future, we may need to raise additional capital through incurring loans or through issuances of bonds or other securities in the international capital markets. The bid for Maroc Telcom SA may also require significant capital resources if our bid is eventually successful. However, we cannot guarantee that such capital will be available when needed due to conditions in the capital markets, or that even if such capital is available, it will be available on commercially acceptable terms or in sufficient amounts to make the expenditures required.

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

The Government, primarily through the Ministry of Science, ICT & Future Planning (the “MSIP”) (ICT standing for Information & Communication Technology) and the Korea Communications Commission, has authority to regulate the telecommunications industry. Until recently, regulation of the telecommunications industry has mainly been the responsibility of the Korea Communications Commission. With the establishment of the newly created MSIP on March 23, 2013, however, such regulatory responsibility has mostly been transferred to the MSIP. The MSIP’s policy is to promote competition in the Korean telecommunications markets through measures designed to prevent the dominant service provider in any such market from exercising its market power in such a way as to prevent the emergence and development of viable competitors.

Under current Government regulations, if a network service provider has the largest market share for a specified type of service and its revenue from that service for the previous year exceeds a specific revenue amount set by the MSIP, it must obtain prior approval from the MSIP for the rates and the general terms for that service. Each year the MSIP designates service providers the rates and the general terms of which must be approved by the Korea Communications Commission. In recent years, the Korea Communications Commission had so designated us for local telephone service and SK Telecom for mobile service, and the MSIP, in consultation with the Ministry of Strategy and Finance, currently approves rates charged by us and SK Telecom for such services.

The MSIP currently does not regulate our domestic long-distance, international long-distance, broadband internet access and mobile service rates, but the inability to freely set our local telephone service rates may hurt profits from such business and impede our ability to compete effectively against our competitors. See “Item 4. Information on the Company—Item 4.B. Business Overview—Regulation—Rates.” The form of our standard agreement for providing local network service and each agreement for interconnection with other service providers are also subject to approval by the MSIP. In addition, the MSIP may periodically announce public policy guidelines or suggestions that we take into consideration in setting our tariff for non-regulated services. In June 2011, upon recommendation of the Korea Communications Commission, SK Telecom announced tariff reduction measures, including a reduction of the monthly fee by ￦1,000 for every subscriber, an exemption of usage charges for short text message service, or SMS, up to 50 messages per month and the introduction of flexible service plans for smartphone users. In August 2011, after discussions with the Korea Communications Commission, we announced the adoption of various tariff reduction measures, including a reduction of the monthly fee by ￦1,000 for every mobile subscriber (effective October 21, 2011), an exemption of usage charges for SMS, of up to 50 messages per month (effective November 1, 2011) and the introduction of customized fixed rate plans for smartphone users (effective October 24, 2011). There can be no assurance that we will not adopt other tariff-reducing measures in the future to comply with the Government’s public policy guidelines or suggestions.

Based on investigations conducted in December 2012 and January 2013, the Korea Communications Commission imposed a combined fine of approximately ￦12 billion on SK Telecom, LG U+ and us in January 2013 (our fine being approximately ￦2.9 billion), for providing subsidies that were higher than those allowed under current regulations to new mobile phone purchasers and subscribers, and also imposed temporary suspensions from recruiting new customers ranging from 20 days to 24 days from signing new subscribers. In March 2013, the Korea Communications Commission again imposed a combined fine of approximately ￦5 billion on SK Telecom, LG U+ and us (our fine being approximately ￦1.6 billion), for continuing to offer subsidies during the suspension period.

President Park Geun-hye, who took office on February 25, 2013 as the 18th President of Korea, announced that the new Government will work toward reducing telecommunications service charges and promoting transparency in the decision making of telecommunications service providers. Accordingly, the new Government has set detailed policy objectives to (1) gradually reduce and abolish initial subscription fees by 2015, (2) expand mobile virtual network operator and mobile voice over Internet protocol (“m-VoIP”) service, (3) intensify regulations on handset subsidies and (4) construct a data-based tariff system. If the new Government goes forward with its new telecommunications policy, it will increase competition among wireless service providers and our business and our profitability may be adversely affected.

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

We also plan to put more focus on the Internet protocol (or IP) media market, and we began offering IP-TV service in November 2008. IP-TV is a service which combines video-on-demand services with real-time high definition broadcasting via broadband networks. The MSIP and the Korea Communications Commission have the authority to regulate the IP media market, including IP-TV services. Under the Internet Multimedia Broadcasting Business Act, anyone intending to engage in the IP media broadcasting business must obtain a license from the MSIP, and anyone intending to engage in the production and dissemination of contents focused on news or contents generally combining news, culture, entertainment and other similar contents must obtain an additional approval from the Korea Communications Commission, and anyone intending to engage in the production and dissemination of contents relating to introduction of consumer products and other similar marketing contents must obtain an additional approval from the MSIP. In addition, KT Skylife Co. (formerly Korea Digital Satellite Broadcasting Co., Ltd.), which became our consolidated subsidiary starting in January 2011, offers satellite TV services, which may also be packaged with our IP-TV services. KT Skylife is also subject to the regulation of the MSIP pursuant to the Korea Broadcasting Act.

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

The Monopoly Regulation and Fair Trade Act provides for various regulations and restrictions on large business groups enforced by the Korea Fair Trade Commission. The Korea Fair Trade Commission initially designated us as a large business group under the Monopoly Regulation and Fair Trade Act on April 1, 2002. Our business relationships and transactions with our subsidiaries, affiliates and other companies within the KT Group are subject to ongoing scrutiny by the Fair Trade Commission as to, among other things, whether such relationships and transactions constitute undue financial support among companies of the same business group. We are also subject to the fair trade regulations limiting debt guarantees for other domestic member companies of the same group and cross-shareholdings among domestic member companies of the same group. Any future determination by the Korea Fair Trade Commission that we have engaged in transactions that violate the fair trade laws and regulations may result in fines or other punitive measures and may have a material adverse effect on our reputation and our business.

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

Substantially all of our revenues are denominated in Won. Depreciation of the Won may materially affect the results of our operations because, among other things, it causes an increase in the amount of Won required by us to make interest and principal payments on our foreign-currency-denominated debt, the costs of telecommunications equipment that we purchase from overseas sources, net settlement payments to foreign carriers and certain payments related to our derivative instruments entered into for foreign exchange risk hedging purposes. Of the ￦8,237 billion total principal amount of long-term borrowings (less current portion) outstanding as of December 31, 2012, ￦2,749 billion was denominated in foreign currencies with an average weighted interest rate of 3.90%. The interest rates of such long-term debt denominated in foreign currencies ranged from 1.36% (for US$100 million floating rate notes due 2013 with an interest rate of three month London Interbank Offered Rate plus 1.05%) to 6.50% (for US$100 million fixed rate notes due 2034 issued under our medium-term note program). Upon identification and evaluation of our currency risk exposures, we, having considered various circumstances, enter into derivative financial instruments to try to manage some of such risks. Although the impact of exchange rate fluctuations has in the past been partially mitigated by such strategies, our results of operations have historically been affected by exchange rate fluctuations and there can be no assurance that such strategies will be sufficient to reduce or eliminate the adverse impact of such fluctuations in the future. See “Item 3. Key Information—Item 3.A. Select Financial Data—Exchange Rate Information”, “Item 5. Operating and Financial Review and Prospects—Item 5.B. Liquidity and Capital Resources” and “Item 11. Quantitative and Qualitative Disclosures About Market Risk—Interest Rate Risk.”

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

Substantially all of our operations, customers and assets are located in Korea. Accordingly, the performance and successful fulfillment of our operational strategies are necessarily dependent on the overall Korean economy and the resulting impact on the demand for telecommunications services. The economic indicators in Korea in recent years have shown mixed signs of growth and uncertainty, and future growth of the Korean economy is subject to many factors beyond our control, including developments in the global economy.

In recent years, adverse conditions and volatility in the worldwide financial markets, fluctuations in oil and commodity prices and the general weakness of the U.S. and global economy have contributed to the uncertainty of global economic prospects in general and have adversely affected, and may continue to adversely affect, the Korean economy. From the second half of 2008 to the first half of 2010, the value of the Won relative to major foreign currencies in general and the U.S. dollar in particular fluctuated widely. While the value of the Korean Won generally stabilized starting in the second half of 2010, there have been signs of relative increase in the volatility of exchange rates starting in the fourth quarter of 2012. Given the lingering uncertainty in the global economic environment, there is no guarantee that exchange rates will not once again fluctuate in the future at such levels as we experienced in the second half 2008 through the first half of 2010. See “Item 3.A. Selected Financial Data—Exchange Rates.” A depreciation of the Won increases the cost of imported goods and services and the Won revenue needed by Korean companies to service foreign currency denominated debt. An appreciation of the Won, on the other hand, causes export products of Korean companies to be less competitive by raising their prices in terms of the relevant foreign currency and reduces the Won value of such export sales. Furthermore, as a result of adverse global and Korean economic conditions, there has been an overall decline and continuing volatility in the stock prices of Korean companies. The Korea Composite Stock Price Index, or KOSPI, declined from 1,897.1 on December 31, 2007 to 938.8 on October 24, 2008. While the KOSPI has recovered since 2008, closing at 1,944.6 on April 26, 2013, there is no guarantee that the stock prices of Korean companies will not decline again in the future. Future declines in the KOSPI and large amounts of sales of Korean securities by foreign investors and subsequent repatriation of the proceeds of such sales may continue to adversely affect the value of the Won, the foreign currency reserves held by financial institutions in Korea, and the ability of Korean companies to raise capital. Any future deterioration of the Korean or global economy could adversely affect our business, financial condition and results of operations.

Developments that could have an adverse impact on Korea’s economy in the future include:

•	difficulties in the financial sectors in Europe and elsewhere and increased sovereign default risks in selected countries and the resulting adverse effects on the global financial markets;

•

adverse changes or volatility in foreign currency reserve levels, commodity prices (including oil prices), exchange rates (including fluctuation of the U.S. dollar or Japanese Yen exchange rates or revaluation of the Chinese Renminbi), interest rates, inflation rates or stock markets;

•

continuing adverse conditions in the economies of countries that are important export markets for Korea, such as the United States, Japan and China, or in emerging market economies in Asia or elsewhere;

•	further decreases in the market prices of Korean real estate;

•	increasing delinquencies and credit defaults by consumer and small- and medium-sized enterprise borrowers;

•	declines in consumer confidence and a slowdown in consumer spending;

•

the continued emergence of the Chinese economy, to the extent its benefits (such as increased exports to China) are outweighed by its costs (such as competition in export markets or for foreign investment and the relocation of the manufacturing base from Korea to China);

•	social and labor unrest;

•

a decrease in tax revenues and a substantial increase in the Korean government’s expenditures for fiscal stimulus measures, unemployment compensation and other economic and social programs that, together, would lead to an increased Korean government budget deficit;

•	financial problems or lack of progress in the restructuring of large troubled companies, their suppliers or the financial sector;

•	loss of investor confidence arising from corporate accounting irregularities or corporate governance issues at certain Korean companies;

•	the economic impact of any pending or future free trade agreements;

•	geo-political uncertainty and risk of further attacks by terrorist groups around the world;

•	the occurrence of severe health epidemics in Korea or other parts of the world;

•

deterioration in economic or diplomatic relations between Korea and its trading partners or allies, including deterioration resulting from territorial or trade disputes or disagreements in foreign policy;

•	political uncertainty or increasing strife among or within political parties in Korea;

•	natural disasters that have a significant adverse economic or other impact on Korea or its major trading partners;

•	hostilities or political or social tensions involving oil producing countries in the Middle East or North Africa and any material disruption in the supply of oil or increase in the price of oil; and

•	an increase in the level of tensions or an outbreak of hostilities between North Korea and Korea or the United States.

Escalations in tensions with North Korea could have an adverse effect on us.

Relations between Korea and North Korea have been tense throughout Korea’s modern history. The level of tension between the two Koreas has fluctuated and may increase abruptly as a result of future events. In particular, since the death of Kim Jong-il in December 2011, there has been increased uncertainty with respect to the future of North Korea’s political leadership and concern regarding its implications for political and economic stability in the region. Although Kim Jong-il’s third son, Kim Jong-eun, has assumed power as his father’s designated successor, the long-term outcome of such leadership transition remains uncertain.

In addition, there have been heightened security concerns in recent years stemming from North Korea’s nuclear weapon and long-range missile programs as well as its hostile military actions against Korea. Some of the significant incidents in recent years include the following:

•

In early April 2013, North Korea blocked access to the inter-Korean industrial complex in its border city of Gaeseong to South Koreans, while the U.S. deployed nuclear-capable stealth bombers and destroyers to Korean air and sea space;

•

In late March 2013, North Korea stated that it had entered “a state of war” with Korea, declaring the 1953 armistice invalid, and put its artillery at the highest level of combat readiness to protest the Korea-United States allies’ military drills and additional sanctions imposed on North Korea for its missile and nuclear tests;

•

North Korea renounced its obligations under the Nuclear Non-Proliferation Treaty in January 2003 and conducted three rounds of nuclear tests between October 2006 to February 2013, which increased tensions in the region and elicited strong objections worldwide. In response, the United Nations Security Council unanimously passed resolutions that condemned North Korea for the nuclear tests and expanded sanctions against North Korea, most recently in March 2013;

•

In December 2012, North Korea launched a satellite into orbit using a long-range rocket, despite concerns in the international community that such a launch would be in violation of the agreement with the United States as well as United Nations Security Council resolutions that prohibit North Korea from conducting launches that use ballistic missile technology; and

•

In March 2010, a Korean naval vessel was destroyed by an underwater explosion, killing many of the crewmen on board. The Government formally accused North Korea of causing the sinking, while North Korea denied responsibility. Moreover, in November 2010, North Korea fired more than one hundred artillery shells that hit Korea’s Yeonpyeong Island near the Northern Limit Line, which acts as the de facto maritime boundary between Korea and North Korea on the west coast of the Korean peninsula, causing casualties and significant property damage. The Government condemned North Korea for the attack and vowed stern retaliation should there be further provocation.

North Korea’s economy also faces severe challenges. For example, in November 2009, the North Korean government redenominated its currency at a ratio of 100 to 1 as part of a currency reform undertaken in an attempt to control inflation and reduce income gaps. In tandem with the currency redenomination, the North Korean government banned the use or possession of foreign currency by its residents and closed down privately run markets, which led to severe inflation and food shortages. Such developments may further aggravate social and political tensions within North Korea.

There can be no assurance that the level of tension on the Korean peninsula will not escalate in the future. Any further increase in tensions, which may occur, for example, if North Korea experiences a leadership crisis, high level contacts between Korea and North Korea break down or military hostilities occur, could have a material adverse effect on our business, results of operations and financial condition.

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

Under the Telecommunications Business Act, a foreign shareholder who holds 5.0% or more of our total shares is prohibited from becoming our largest shareholder. However, any foreign shareholder who held 5.0% or more of our total shares and was our largest shareholder on or prior to May 9, 2004 is exempt from the regulations, provided that such foreign shareholder may not acquire any more of our shares. Under the Telecommunications Business Act, the MSIP may, if it deems it necessary to preserve substantial public interests, prohibit a foreign shareholder from being our largest shareholder. In addition, the Foreign Investment Promotion Act prohibits any foreign shareholder from being our largest shareholder if such shareholder owns 5.0% or more of our shares with voting rights. In the event that any foreigner or foreign government acquires our shares in violation of the above provisions, such foreign shareholder may not be able to exercise voting rights with respect to common shares exceeding such threshold. The MSIP may also order us or the foreign shareholder to take corrective measures in respect of the excess shares within a specified period of six months or less.

Holders of ADSs will not be able to exercise appraisal rights unless they have withdrawn the underlying common stock and become our direct shareholders.

In some limited circumstances, including the transfer of the whole or any significant part of our business and our merger or consolidation with another company, dissenting shareholders have the right to require us to purchase their shares under Korean law. A holder of ADSs will not be able to exercise appraisal rights unless he has withdrawn the underlying common stock and become our direct shareholder. See “Item 10. Additional Information—Item 10.B. Memorandum and Articles of Association.”

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

Item 4.  Information on the Company

Item 4.A.  History and Development of the Company

In 1981, the Government established us under the Korea Telecom Act to operate the telecommunications services business that it previously directly operated. Under the Korea Telecom Act and the Government-Invested Enterprises Management Basic Act, the Government exercised substantial control over our business and affairs. Effective October 1, 1997, the Korea Telecom Act was repealed and the Government-Invested Enterprises Management Basic Act became inapplicable to us. As a result, we became a corporation under the Commercial Code, and our corporate organization and shareholders’ rights were governed by the Privatization Law and the Commercial Code. Among other things, we began to exercise greater autonomy in setting our annual budget and making investments in the telecommunications industry, and our shareholders began electing our directors, who had previously been appointed by the Government under the Korea Telecom Act.

Prior to 1993, the Government owned all of the issued shares of our common stock. From 1993 through May 2002, the Government disposed of all of its equity interest in us, and the Privatization Law ceased to apply to us in August 2002. We amended our legal name from Korea Telecom Corp. to KT Corporation in March 2002.

Before December 1991, we were the sole provider of local, domestic long-distance and international long-distance telephone services in Korea. The Government began to introduce competition in the telecommunications services market in the early 1990’s. As a result, including ourselves, there are currently three local telephone service providers, five domestic long-distance carriers and numerous international long-distance carriers (including voice resellers) in Korea. In addition, the Government awarded licenses to several service providers to promote competition in other telecommunications business areas such as mobile telephone services and data network services. On June 1, 2009, KTF, a subsidiary providing mobile telephone services, merged into KT Corporation, with KT Corporation surviving the merger, with the objective of maximizing management efficiencies of our fixed-line and mobile telecommunications operations as well as more effectively responding to the convergence trends in the telecommunications industry. See “Item 4.B. Business Overview—Competition.”

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

Item 4.B.  Business Overview

We are the leading telecommunications service provider in Korea and one of the largest and most advanced in Asia. As an integrated telecommunications service provider, our principal services include:

•	mobile telecommunications services;

•	telephone services, including local, domestic long-distance and international long-distance fixed-line and VoIP telephone services and interconnection services to other telecommunications companies;

•	broadband Internet access service and other Internet-related services, including IP-TV services;

•	credit card and other financial services through KT Capital Co., Ltd. and BC Card Co., Ltd.;

•	automobile rental services through KT Rental Co., Ltd.; and

•

various other services, including leased line service and other data communication service, satellite service and information technology, real estate business, satellite TV service, media contents business and network services such as cloud computing services.

Leveraging on our dominant position in the fixed-line telephone services market and our established customer base in Korea, we have successfully pursued new growth opportunities during the past decade and obtained strong market positions in each of our principal lines of business. In particular:

•	in the mobile services market in Korea, we achieved a market share of 30.8% with approximately 16.5 million subscribers as of December 31, 2012;

•

in the fixed-line telephone services market in Korea, we continue to be the dominant provider with approximately 25.2 million installed lines, of which 15.1 million lines were in service as of December 31, 2012. As of such date, our market share of the local market was 82.8% and our market share of the domestic long-distance market was 79.2%;

•	we are Korea’s largest broadband Internet access provider with 8.0 million subscribers as of December 31, 2012, representing a market share of 44.0%; and

•	we are also the leading provider of data communication services in Korea.

For the year ended December 31, 2012, our operating revenues were ￦24,578 billion, our profit for the period was ￦1,111 billion and our basic earnings per share was ￦4,341. As of December 31, 2012, our total assets were ￦34,479 billion, total liabilities were ￦21,315 billion and total equity was ￦13,165 billion.

Business Strategy

We believe the telecommunications market in Korea is nearing saturation, despite certain areas of growth remaining due to Korea’s growing economy, consumers’ willingness to adopt new technologies, relatively high income and a relatively large middle class. To maintain our competitiveness, we believe we need to pursue growth in other areas, while maintaining our strength in existing businesses. In order to enhance the management efficiencies of our mobile and fixed-line telecommunications operations as well as more effectively respond to the convergence trends in the telecommunications industry, KTF merged into KT Corporation on June 1, 2009, with KT Corporation surviving the merger. In 2012, we restructured our organization into three business groups, the Telecommunication & Convergence Group, the Customer Group and the Global & Enterprise Group, so that we may achieve higher synergies, more effectively address differing needs of our customer segments, as well as strengthening our competitiveness.

We also established subsidiaries to oversee our media contents, satellite and real estate operations, and expanded the number of specialized employees for each business, to further strengthen such operations and to pursue strategic alliances with other global corporates. To seek further growth in a stagnant telecommunications market, we aim to become a global media distribution company, and utilizing our synergies, we intend to focus on developing the media contents, finance, security and automobile rental business and the expanding convergence market, as well as diversifying our portfolio into the advertising, education, health care and energy industries. Using our strong wired/wireless and clouding technologies, we also aim to contribute to a global market environment for active distribution of media contents, applications and solutions. Consistent with our overall goals, we aim to pursue the following strategy for our business groups:

•

Telecommunication & Convergence Group. Through our Telecommunication & Convergence Group, we aim to expand our telecommunication and convergence operations by (i) improving our wired and wireless telecommunication market shares and average revenue per user, (ii) developing business strategies and plans specifically related to telecommunications and convergence, (iii) strengthening our competitiveness over products, customer service and other related services and (iv) developing and executing efficient marketing strategies. We also focus on expanding our wireless data communication business to meet the rising demand for broadband Internet access using advanced wireless data communications devices such as smartphones. We are working closely with handset manufacturers to expand our offerings of smartphones and handsets designed to promote convergence of fixed-line and mobile telecommunications services, as well as promote development of various applications for such devices.

In line with this strategy, we began offering Apple’s iPhone for the first time in Korea in November 2009 and have expanded our offerings of smartphones from other mobile handset manufacturers. We believe that our WiBro network, which enables two-way wireless broadband Internet access to portable computers, mobile phones and other portable devices, as well as our extensive wireless LAN networks installed nationwide, enable our subscribers to maximize effective usage of their smartphones. We plan to take advantage of our industry-leading network infrastructure to attract more customers as this market further develops. In addition, we aim to further enhance our position in the mobile telecommunications market by leveraging on our strong brand, nationwide marketing network, competitive data usage rates, call centers dedicated to smartphone users, creative marketing strategies that address our potential customers’ needs and ability to bundle various mobile and fixed-line services. We also plan to further expand our contents and applications for smartphone users and mobile data users by cooperating with application developers in Korea and abroad, in order to further solidify our position as a leader in the convergence market.

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

•

Customer Group. Through our Customer Group, we aim to improve our marketing and customer service efforts for all of our products and services by (i) planning and executing strategy for each product that we offer and our marketing efforts, (ii) contributing to expanding our market share by strengthening our marketing and customer service efforts, and (iii) maximizing customer satisfaction by providing high quality customer service.

•

Global & Enterprise Group. Through our Global & Enterprise Group, we aim to provide our corporate, small- and medium-sized enterprise and government agency customers with one-stop solution services, including designing data communications and information technology infrastructure and overseeing their day-to-day operations with the objective of achieving operational efficiencies and cost savings, as well as establishing and executing business plans for our global operations by (i) establishing active marketing strategy for expanding into the global market and (ii) entering into alliances and joint ventures with international corporates and agencies.

To that end, we provide solutions specifically tailored for individual clients, as well as Internet-based computing services, whereby shared resources, software and information are delivered from our data centers and servers. For example, we designed an urban transit infrastructure maintenance system for the Seoul Metropolitan Rapid Transit Corporation, in which workers are able to utilize their smartphones to report back their maintenance results to the headquarters remotely from the maintenance site. Leveraging our extensive customer base, we plan to further expand the range of innovative solutions for our enterprise customers.

The Telecommunications Industry in Korea

The Korean telecommunications industry is one of the most developed in Asia. According to the Korea Communications Commission, the number of mobile subscribers in Korea was 53.6 million and the number of broadband Internet access subscribers in Korea was 18.3 million as of December 31, 2012. As of December 31, 2012, the mobile penetration rate, which is calculated by dividing the number of mobile subscribers (including multiple counting of those who subscribe to more than one mobile service) by the population of Korea, was 105.3%, and the broadband Internet penetration rate, which is calculated by dividing the number of broadband Internet access service subscribers (including multiple counting of those who subscribe to more than one broadband Internet access service) by the number of households in Korea, was 103.6%.

Mobile Telecommunications Service Market

The Korean cellular market was formally established in 1984 when SK Telecom, formerly Korea Mobile Telecom, became the first mobile telephone operator in Korea. SK Telecom remained the only cellular operator in Korea until Shinsegi Telecom began service in 1994. In order to encourage further market growth and competition, the Government awarded three PCS licenses in June 1996. KTF was awarded a license alongside LG U+ and Hansol M.com, and commercial PCS service was launched in October 1997.

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

The table below gives the subscription and penetration information of the mobile telecommunications industry for the periods indicated:

	As of December 31,
	2008	2009	2010	2011	2012
Total Korean Population (1)	49,540	49,773	50,516	50,734	50,948
Mobile Subscribers (2)	45,607	47,944	50,767	52,507	53,624
Mobile Subscriber Growth Rate	4.9%	5.1%	5.9%	3.4%	2.1%
Mobile Penetration (3)	92.1%	96.3%	100.5%	103.5%	105.3%

(1)	In thousands, based on the number of registered residents as published by the Ministry of Security and Public Administration of Korea.

(2)	In thousands, based on information announced by the Korea Communications Commission.

(3)	Penetration is determined by dividing mobile subscribers by total Korean population.

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

In recent years, broadband Internet access service providers and mobile telecommunications service providers have focused their attention to provide wireless Internet connection capabilities. They have introduced wireless LAN service with speeds of up to 155 Mbps, which is designed to integrate fixed-line and wireless services by offering high speed wireless Internet access to laptops, PDAs and smartphones in hot-spot zones and at home. Some service providers have also developed wireless Internet networks to provide WiBro service, which enables two-way wireless broadband Internet access to portable computers, mobile phones and other portable devices at a speed averaging 3 Mbps.

Our Services

Mobile Service

We provide mobile services based on W-CDMA technology and LTE technology. Prior to the merger of KTF into KT Corporation, we provided such services through KTF, which was formerly a consolidated subsidiary. KTF obtained one of the three licenses to provide nationwide PCS service in June 1996 and began offering PCS service in October 1997. On June 1, 2009, KTF merged into KT Corporation, with KT Corporation surviving the merger, with the objective of maximizing management efficiencies of our fixed-line and mobile telecommunications operations as well as more effectively responding to the convergence trends in the telecommunications industry. We currently offer HSDPA-based IMT-2000 services, which are third-generation, high-capacity wireless Internet and video multimedia communications services based on W-CDMA wireless network standards. In January 2012, we also began offering 4G LTE services under the brand name “WARP,” following the termination of our 2G PCS services. We completed the expansion of our 4G LTE service coverage nationwide in October 2012.

Revenues related to mobile service accounted for 26.8% of our operating revenues in 2012. In addition, our goods sold, which are primarily from mobile handset sales, accounted for 18.7% of our operating revenues in 2012. The following table shows selected information concerning the usage of our network during the periods indicated and the number of our subscribers as of the end of such periods:

	As of or for the Year Ended December 31,
	2010		2011		2012
Outgoing Minutes (in millions)		34,570		36,102		34,520
Average Monthly Outgoing Minutes per Subscriber (1)		184		183		174
Average Monthly Revenue per Subscriber (2)	￦	36,801	￦	34,379	￦	33,519
Number of Subscribers (in thousands)		16,041		16,563		16,502

(1)	The average monthly outgoing minutes per subscriber is computed by dividing the total minutes of usage for the period by the weighted average number of subscribers for the period and dividing the quotient by the number of months in the period. The weighted average number of subscribers is the sum of the total number of subscribers at the end of each month divided by the number of months in the period.

(2)	The average monthly revenue per subscriber is computed by dividing initial activation fees, total monthly fees, usage charges, interconnection fees and value-added service fees for the period by the weighted average number of subscribers and dividing the quotient by the number of months in the period.

We compete with SK Telecom, a mobile service provider that has a longer operating history than us, and LG U+ that began its service at around the same time as KTF. As of December 31, 2012, we had approximately 16.5 million subscribers, or a market share of 30.8%, which was second largest among the three mobile service providers.

We market our mobile services primarily through independent exclusive dealers located throughout Korea. As of December 31, 2012, there were approximately 2,300 shops managed by our independent exclusive dealers. In addition to assisting new subscribers to activate mobile service and purchase handsets, authorized dealers are connected to our database and are able to assist customers with account information. Although most of these dealers sell exclusively our products and services, sub-dealers hired by exclusive dealers may sell products and services offered by other mobile telecommunications service providers. Authorized dealers are entitled to a commission for each new subscriber registered, as well as ongoing commissions for the first five years based primarily on the subscriber’s monthly fee, usage charges and length of subscription. The handsets sold by us to the dealers cannot be returned to us unless they are defective. If a handset is defective, it may be exchanged for a new one within 14 days from the date of purchase.

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

Telephone Services

Fixed-line Telephone Services. We utilize our extensive nationwide telephone network to provide fixed-line telephone services, which consist of local, domestic long-distance, international long-distance services and land-to-mobile interconnection services. These fixed-line telephone services accounted for 13.7% of our operating revenues in 2012. Our telephone network includes exchanges, long-distance transmission equipment and fiber optic and copper cables. The following table gives some basic measures of the development of our telephone system.

	As of or for the Year Ended December 31,
	2008	2009	2010	2011	2012
Total Korean population (thousands) (1)	49,540	49,773	50,516	50,734	50,948
Lines installed (thousands) (2)	26,008	25,907	25,524	23,925	25,242
Lines in service (thousands) (2)	18,883	17,069	16,620	15,900	15,121
Lines in service per 100 inhabitants (3)	38.1	34.3	32.9	31.3	29.7
Fiber optic cable (kilometers)	312,232	405,528	448,328	527,188	584,932
Number of public telephones installed (thousands)	161	144	123	111	101
Domestic long-distance call minutes (millions) (4) (5)	11,591	9,526	7,318	6,574	6,067
Local call pulses (millions) (4)	12,449	8,406	7,973	6,697	6,071

(1)	Based on the number of registered residents as published by the Ministry of Security and Public Administration of Korea.

(2)	Including lines used for public telephones but excluding lines dedicated to centralized extension system services for corporate subscribers.

(3)	Determined based on lines in service and total Korean population.

(4)	Excluding calls placed from public telephones.

(5)	Estimated by KT Corporation.

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

The following table shows the number of minutes of international long-distance calls recorded by us and specific service providers utilizing our international long-distance network in each specified category for each year in the five-year period ended December 31, 2012.

	Year Ended December 31,
	2008	2009	2010	2011	2012
	(In millions of billed minutes)
Incoming international long-distance calls	603.7	442.2	523.5	541.6	520.3
Outgoing international long-distance calls	398.1	325.9	325.1	332.1	289.7

Total	1,001.8	768.1	848.7	873.6	810.0

Japan (20.7%), China (19.4%) and the United States (13.7%) accounted for the greatest percentage of our international long-distance call traffic measured in minutes in 2012. In recent years, the volume of our incoming calls has exceeded the volume of our outgoing calls. The agreed settlement rate is applied to the call minutes to determine the applicable net settlement payment.

Interconnection. Under the Telecommunications Business Act, we are required to permit other service providers to interconnect to our fixed-line network. Currently, the principal users of this interconnection capacity include SK Broadband and LG U+ (offering local, domestic long-distance and international long-distance services), Onse and SK Telink (offering international and domestic long-distance services), and SK Telecom and LG U+ (transmitting calls to and from their mobile networks). Revenues from a landline user for a call initiated by a landline user to a mobile service subscriber (land-to-mobile interconnection) accounted for 2.7% of our operating revenues in 2012. We recognize as land-to-mobile interconnection revenue the entire amount of the usage charge collected from the landline user and recognize as an expense the amount of interconnection charge paid to the mobile service provider.

Internet phone services. The volume of calls made through Internet phone services has significantly increased since Internet phone service was first introduced in Korea in 1998. We provide Internet phone services that enable VoIP phone devices with broadband connection to make domestic and international calls. In order to differentiate our Internet phone services from our competitors’ services, we provide value-added services such as video communication, short message service, phone banking and a variety of traffic and local news information. As of December 31, 2012, we had approximately 3.3 million subscribers.

Internet Services

Broadband Internet Access Service. Leveraging on our nationwide network of 584,932 kilometers of fiber optic cable network, we have achieved a leading market position in the broadband Internet access market in Korea. We believe we have a competitive advantage over other broadband Internet access service providers because, unlike our competitors, we can utilize our existing networks nationwide to provide broadband Internet access service. Our broadband Internet access service accounted for 8.3% of our operating revenues in 2012. Our principal Internet access services include:

•	ADSL, VDSL, Ethernet and FTTH services under the “olleh Internet” brand name;

•

wireless LAN service (or WiFi) under the “ollehWiFi” brand name, which is designed to integrate fixed-line and wireless services by offering high speed wireless Internet access to laptops, PDAs and smartphones in hot-spot zones and olleh Internet service in fixed-line environments. OllehWiFi enables subscribers to access the Internet at up to 150 Mbps. We sponsored approximately 111,990 hot-spot zones nationwide for wireless connection as of December 31, 2012; and

•	olleh 4G WiBro Internet access service, which enables two-way wireless broadband Internet access to portable computers, mobile phones and other portable devices at a speed averaging 5 Mbps per user.

We had 8.0 million fixed-line olleh Internet subscribers and approximately 183,000 ollehWiFi service subscribers as of December 31, 2012. We commercially launched our WiBro service in June 2006, and we had approximately 934,000 subscribers as of December 31, 2012. We also bundle our WiBro service with olleh Internet and ollehWiFi services at a discount in order to attract additional subscribers.

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

Other Internet-related Services. Our other Internet-related services focus primarily on providing infrastructure and solutions for business enterprises, as well as IP-TV and network portal services. Our other Internet-related services accounted for 3.6% of our operating revenues in 2012.

We operate seven Internet data centers located throughout Korea and provide a wide range of computing services to companies which need servers, storages and leased lines. Internet data centers are facilities used to house, protect and maintain network server computers that store and deliver Internet and other network content, such as web pages, applications and data. Our Internet data centers are designed to meet international standards, and are equipped with temperature control systems, regulated and reliable power supplies, fire detection and suppression equipment, security monitoring and wide-bandwidth connections to the Internet. Internet data centers allow corporations to outsource their application and server hardware management.

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

We also offer a service called Bizmeka to develop and commercialize business-to-business solutions targeting small- and medium-sized business enterprises in Korea. Bizmeka is an applied application service provider which provides industry standard and specialized business solutions, including integrated business administration solutions and intranet collaboration solutions.

We also offer high definition video-on-demand and real-time broadcasting IP-TV services under the brand name “olleh TV.” Our IP-TV service offers access to an array of digital media contents,

including movies, sports, news, educational programs and TV replay, for a fixed monthly fee or on a pay-per-view basis. Through a digital set-top box that we rent to our customers, our customers are able to browse the catalog of digital media contents and view selected media streams on their television. A set-top box provides two-way communications on an IP network and decodes video streaming data. We expanded our IP-TV service to include real-time broadcasting in November 2008. We had 4.0 million olleh TV subscribers as of December 31, 2012.

Data Communication Service

Our data communication service involves offering exclusive lines that allow point-to-point connection for voice and data traffic between two or more geographically separate points. As of December 31, 2010, 2011 and 2012, we leased 303,009 lines, 276,147 lines and 229,062 lines to domestic and international businesses. The data communication service accounted for 5.3% of our operating revenues in 2012.

We provide dedicated and secure broadband Internet connection service to institutional customers under the “Kornet” brand name. We provide high-speed connection up to 10.0 Gbps connected to our internet backbone network with capacity of 6.6 Tbps, as well as rent to our customers and install necessary routers to ensure reliable Internet connection and enhanced security. We provide discount rates to qualified customers, including small- and medium-sized enterprises, businesses engaging in Internet access services and government agencies.

Financial Services

To further diversify our business and to create synergies through utilization of our mobile telecommunications network in financial services, we, through our subsidiary KT Capital Co., Ltd., acquired 1,622,520 additional shares of common stock of BC Card Co., Ltd. from Woori Bank for approximately ￦252 billion in October 2011. As we were deemed to have control over BC Card Co., Ltd., it became our consolidated subsidiary starting in October 2011. Our ownership interest in BC Card Co., Ltd. was 69.5% as of December 31, 2012. BC Card Co., Ltd. offers various credit card and related financial services. KT Capital had consolidated sales of ￦192 billion and net income of ￦11 billion for the year ended December 31, 2012 and consolidated assets of ￦2,084 billion and liabilities of ￦1,838 billion as of December 31, 2012. See Note 35 to the Consolidated Financial Statements. Financial Services accounted for 13.5% of our operating revenues in 2012.

Automobile Rental Services

We also operate KT Rental, a subsidiary that provides rental cars and equipment. In March 2010, MBK Partners, a private equity firm, and we jointly acquired Kumho Rent-A-Car Co., Ltd. from Korea Express Inc. for ￦263 billion, with each taking a 50% stake. Kumho Rent-A-Car was subsequently merged with the car rental business unit of KT Rental on June 1, 2010. KT Rental became a consolidated subsidiary starting in 2012, as the restriction on our controlling power over KT Rental pursuant to a shareholders’ agreement was resolved as a result of the acquisition of KT Rental’s common stock by Hana Daetoo Securities Co., Ltd. and other investors from the then-second largest shareholder in July 2012. KT Rental operated approximately 69,800 vehicles as of December 31, 2012 and has a market share of 22.3% of the domestic car rental market in 2012. See Note 35 to the Consolidated Financial Statements. Automobile rental services accounted for 1.0% of our operating revenues in 2012.

Miscellaneous Businesses

We also engage in various business activities that extend beyond telephone services and data communications services, including satellite services, information technology and network services, real estate development, satellite TV services, with the consolidation of KT Skylife Co. starting in

January 2011, and media contents business with the establishment of KT Media Hub Co., Ltd. in December 2012. Our miscellaneous businesses accounted for 9.1% of our operating revenues for 2012.

We provide transponder leasing, broadcasting, video distribution and data communications services through our satellites. We currently operate two satellites, Koreasat 5 and Koreasat 6 (also known as olleh 1), and own interests in two additional satellites, Koreasat 7 (also known as ABS-1) and Koreasat 8 (also known as ABS-2). In August 2006, we launched Koreasat 5. Koreasat 5, a combined civil and governmental communications satellite, is the first Korean satellite to provide commercial satellite services to neighboring countries, and the service coverage area includes Korea, Japan, Taiwan, the Philippines, the eastern part of China and the far-eastern part of Russia. The design life of Koreasat 5 is fifteen years.

We launched Koreasat 6 in December 2010, with a design life of fifteen years. Koreasat 6 began its commercial operation in February 2011 and carries transponders that are mainly used for direct-to-home satellite broadcasting, video distributions and data communications services. Most of the direct-to-home satellite broadcasting transponders are utilized by KT Skylife Co. We also lease satellite capacity from other satellite operators to offer satellite services to both domestic and international customers. In August 2010, we procured from Asia Broadcast Satellite four transponders on the ABS-1 satellite and an additional eight transponders on the ABS-2 satellite in order to provide global satellite services. ABS-1 began operation in September 2010, and ABS-2 is under construction and is expected to be launched during the third quarter of 2013.

In December 2012, we spun-off our satellite service business by establishing KT Sat Co., Ltd., in an effort to enhance operational specialization and to foster management efficiency, enabling us to respond more promptly to the changing market environments and increasing competitiveness. See Note 37 to the Consolidated Financial Statements.

We offer a broad array of integrated information technology and network services to our business customers. Our range of services include consulting, designing, building and maintaining systems and communication networks that satisfy the individual needs of our customers in the public and private sectors.

We own land and real estate in various locations nationwide. Technological developments have enhanced the coverage area of individual telecommunications facilities, which enable us to better utilize our existing land and other real estate holdings. In recent years, we have engaged in the planning and development of commercial and office buildings and condominiums on our unused sites, as well as in the leasing of buildings we own. We established KT Estate Inc. in August 2010 to oversee the planning, development and operation of our real estate assets, and established KT AMC, an asset management company, in September 2011 as a subsidiary of KT Estate Inc. to create additional synergies with our real estate assets. We made a contribution in-kind of ￦1,053 billion to KT Estate Inc. in December 2012 to further strengthen KT Estate’s competitiveness and to better utilize our assets.

To respond to the trend of convergence in the telecommunications and broadcasting industries, and to seek additional synergies with our existing operations, we acquired 5,600,000 shares of redeemable convertible preferred stock with voting rights and convertible bonds that were convertible into 5,600,000 shares of common stock of KT Skylife Co., Ltd. from Dutch Savings Holdings B.V. in January 2011 for approximately ￦246 billion. We exercised the conversion rights on the redeemable convertible preferred stock and the convertible bonds in March 2011, and owned a 50.2% interest in KT Skylife Co., Ltd. as of December 31, 2012. KT Skylife offers satellite TV services, which may also be packaged with our IP-TV services as further described below, and had consolidated sales of ￦575 billion and net income of ￦56 billion for the year ended December 31, 2012 and consolidated assets of ￦642 billion and liabilities of ￦293 billion as of December 31, 2012.

In December 2012, we also established KT Media Hub Co., Ltd., a subsidiary that specializes in the development of media contents, with a cash capital contribution of ￦80 billion. We believe that the media contents business will be a future growth opportunity for us, and this subsidiary further enhances our specialization in the media contents business. It also allows us to better adapt to the rapidly changing market environment in the field.

Revenues and Rates

The table below shows the percentage of our revenues derived from each category of services for each of the years from 2010 to 2012:

	Year Ended December 31,
	2010	2011	2012
Mobile services	34.2%	31.0%	26.8%
Fixed-line telephone services:
Local service	12.6	10.4	8.2
Non-refundable service initiation fees	0.3	0.2	0.1
Domestic long-distance service	2.0	1.4	1.1
International long-distance service	1.8	1.8	1.6
Land-to-mobile interconnection	4.7	3.6	2.7

Sub-total	21.4	17.3	13.7

Internet services:
Broadband Internet access service	9.4	8.5	8.3
Other Internet-related services (1)	3.3	3.9	3.6

Sub-total	12.7	12.4	11.8

Goods sold (2)	19.8	20.2	18.7
Data communications service (3)	6.4	5.8	5.3
Financial service	0.9	4.5	13.5
Automobile rental services (4)	—	—	1.0
Miscellaneous businesses (5)	4.7	8.7	9.1

Operating revenues	100.0%	100.0%	100.0

(1)	Includes revenues from services provided by our Internet data centers, Bizmeka and olleh TV.

(2)	Includes mobile handset sales.

(3)	Includes revenues from Kornet Internet connection service and satellite services.

(4)	KT Rental Co., Ltd. became our consolidated subsidiary starting in 2011. See Note 35 to the Consolidated Financial Statements.

(5)	Includes revenues from satellite services, information technology and network services and real estate development business.

Mobile Services

We derive revenues from mobile services principally from:

•	initial subscription fees;

•	monthly fees;

•	usage charges for outgoing calls;

•	usage charges for wireless data transmission;

•	contents download fees; and

•	value-added monthly service fees.

We offer various rate plans, including those that offer a specified number of free airtime minutes per month in return for a higher monthly fee and those that are geared toward business customers. In September 2009, we reduced our initial subscription fee for new subscribers by 20% from ￦30,000 to ￦24,000. In August 2011, we announced the adoption of various tariff reduction measures, including a reduction of the monthly fee by ￦1,000 for every mobile subscriber (effective October 21, 2011), an exemption of usage charges for SMS of up to 50 messages per month (effective November 1, 2011) and the introduction of customized fixed rate plans for smartphone users (effective October 24, 2011). For our HSDPA-based service, we also charge monthly fees, voice calling usage charges and video calling usage charges. Under our standard rate plan for HSDPA-based service, we charge a monthly fee of ￦11,000, voice calling usage charges of ￦1.8 per second and video calling usage charges of ￦3 per second. The following table summarizes charges for our representative HSDPA-based service plans:

	Free Voice Call Airtime Minutes		Free Video Call Airtime Minutes	Monthly Fee
Standard Plan	0		0	￦	11,000
SHOW KING Sponsor Gold—Voice 150 (1)	150		15		27,500
SHOW KING Sponsor Gold—Voice 250 (1)	250		0		34,000
SHOW KING Sponsor Gold—Complete Freedom 150 (1) (2)	150		15		36,000
SHOW KING Sponsor Gold—Voice 350 (1)	350		0		44,000
SHOW KING Sponsor Gold—Voice 450 (1)	450		0		54,000
SHOW KING Sponsor Gold—Voice 650 (1)	650		0		66,000
SHOW KING Sponsor Gold—Voice 850 (1)	850		0		74,000
SHOW KING Sponsor Gold—Voice 2000 (1)	2,000	(3)	0		96,000

(1)	Requires mandatory subscription period of 24 months.

(2)	Includes free unlimited data usage service.

(3)	Unlimited voice call airtime minutes for calls made to our subscribers.

A subscriber may also subscribe to an individually designed calling rate plan by mixing free voice calling airtime minutes and free text messages at a set monthly fee. We also provide plans specially designed for elderly and pre-teen subscribers as well as special discounts to our subscribers with physical disabilities.

In September 2009, we also introduced new rate plans specifically for smartphone users. The following table summarizes charges for our representative smartphone service plans:

	Free Airtime Minutes	Free Data Transmission (1)	Monthly Fee
SHOW Smart Sponsor Voice 150 (2)	150	0 megabytes	￦	27,500
SHOW Smart Sponsor Voice 250 (2)	250	0		34,000
SHOW Smart Sponsor Voice 350 (2)	350	0		44,000
SHOW Smart Sponsor Voice 450 (2)	450	0		54,000
SHOW Smart Sponsor Voice 650 (2)	650	0		66,000
SHOW Smart Sponsor Voice 850 (2)	850	0		74,000
i—teen (3)	193	0		34,000
i—Slim (3)	150	100		34,000
i—Lite (3)	200	500		44,000
i—Talk (3)	250	100		44,000
i—Value (3)	300	Unlimited		54,000
i—Medium (3)	400	Unlimited		64,000
i—Special (3)	600	Unlimited		78,000
i—Premium (3) (4)	800	Unlimited		94,000

(1)	We do not charge for any data transmission in wireless LAN zones. We charge ￦0.025 per 0.5 kilobyte for any additional data transmission exceeding the free monthly quota.

(2)	Available only to smartphone users who do not use Apple iPhones. We provide discounts of up to 36.7% for mandatory subscription periods ranging from one to three years.

(3)	We provide discounts of up to 38.2% for mandatory subscription periods ranging from one to three years.

(4)	Unlimited voice call airtime minutes for calls made to our subscribers.

In connection with the rollout of our 4G LTE services in January 2012, we also introduced new rate plans specifically for LTE phone users. For a limited time between February and April 2013, we also offered LTE rate plans with unlimited data usage. The following table summarizes charges for our representative LTE service plans:

	Free Airtime Minutes (1)			Free Data Transmission (2)	Monthly Fee
	Voice or video calls to anyone		Voice or video calls to our mobile subscribers
LTE-340		160		750 megabytes	￦	34,000
LTE-420		200		1,500 megabytes		42,000
LTE-520		250		2,500 megabytes		52,000
LTE-620		350		6,000 megabytes		62,000
LTE-720		450		10,000 megabytes		72,000
LTE-G550	250		3,000	2,500 megabytes		55,000
LTE-G650	350		3,000	6,000 megabytes		65,000
LTE-G750	450		3,000	10,000 megabytes		75,000
LTE-850	650		3,000	14,000 megabytes		85,000
LTE-1000	1,050		3,000	20,000 megabytes		100,000
LTE-1250	1,250		Unlimited	25,000 megabytes		125,000

(1)	Starting in May 2012, each second of video call counts as 1.66 second of voice call.

(2)	We do not charge for data transmission in wireless LAN zones. We charge ￦0.01 per 0.5 kilobyte for any additional data transmission exceeding the free monthly quota, up to a maximum of ￦150,000.

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

In December 2010, we also introduced 3G data-only plans targeting tablet PC users, smartphone users and other special phone users, offering subscription plans for data transmission amounts ranging from 100MB to 4GB at monthly fees ranging from ￦25,000 to ￦49,000.

Fixed-line Telephone Services

Local Telephone Service. Our revenues from local telephone service consist primarily of:

•	Service initiation fees for new lines;

•	Monthly basic charges; and

•	Monthly usage charges based on the number of call pulses.

The rates we charge for local calls are currently subject to approval by the MSIP after consultation with the Ministry of Strategy and Finance. The rates are identical for residential and commercial customers. All calls are currently measured by call pulses. Each pulse is determined by the duration of the call and the time of the day at which the call is made. Our current local usage rates, which have been in effect since May 2002, are ￦39 per pulse for regular service and ￦70 per pulse for public telephones. For local calls, a pulse is triggered at the beginning of each local call and every three minutes thereafter from 8:00 a.m. to 9:00 p.m. on weekdays and every 258 seconds thereafter on holidays and from 9:00 p.m. to 8:00 a.m. on weekdays.

We also charge a monthly basic charge ranging from ￦3,000 to ￦5,200, depending on location, and a non-refundable service initiation fee of ￦60,000 to new subscribers. The non-refundable service initiation fee is waived for the new subscribers who subscribe to our local service through our online application process. Until April 2001, we charged refundable service initiation deposits, which were refunded upon termination of service. As of December 31, 2012, we had ￦515 billion of refundable service initiation deposits outstanding and 2,345 thousand subscribers who are enrolled under the mandatory deposit plan and are eligible to switch to the no deposit plan and receive their service initiation deposit back (less the non-refundable service initial fees).

Domestic Long-distance Telephone Service. Our revenues from domestic long-distance service consist of charges for calls placed, charged for the duration, time of day and day of the week a call is placed, and the distance covered by the call. We are able to set our own rates for domestic long-distance service without approval from the MSIP.

Our current basic domestic long-distance rates, which have been in effect since November 2001, are ￦39 per three minutes for distances of up to 30 kilometers and ￦14.5 per ten seconds (equivalent to ￦261 per three minutes) for distances in excess of 30 kilometers. For domestic long-distance calls for distances of up to 30 kilometers, a pulse is triggered at the beginning of each call and every three minutes thereafter. For domestic long-distance calls for distances in excess of 30 kilometers, a pulse is triggered at the beginning of each call and every 10 seconds thereafter. Rates for domestic long-distance calls for distances up to 30 kilometers are currently discounted by an adjustment in the period between pulses, by approximately 11% (utilizing a pulse rate of 200 seconds) from 6:00 a.m. to midnight on holidays and from 6:00 a.m. to 8:00 a.m. on weekdays, and by approximately 43% (utilizing a pulse rate of 258 seconds) from midnight to 6:00 a.m. every day. Rates for domestic long-distance calls for distances in excess of 30 kilometers are currently discounted by approximately 10% (utilizing a rate of ￦13.1 per ten seconds) from 6:00 a.m. to midnight on holidays and from 6:00 a.m. to 8:00 a.m. on weekdays, and by approximately 30% (utilizing a rate of ￦10.2 per ten seconds) from midnight to 6:00 a.m. every day.

In recent years, we have begun to offer optional flat rate plans, discount plans and bundled product plans in order to mitigate the impact from lower usage of local and domestic long-distance calls and stabilize our revenues from fixed-line telephone services. For a discussion of our bundled products, see “—Bundled Products.” Some of our flat rate and discount plans that we currently offer include the following:

•

A subscriber who elects to pay a monthly flat rate of ￦12,500 is able to make free local and domestic long-distance calls after 9 p.m. on weekdays or at any time on weekends. Each month, the subscriber also receives a free movie ticket and free 60 minutes of land-to-mobile calls. The subscriber is also eligible to receive a discount of up to 20%, subject to the length of the mandatory subscription period;

•

A subscriber who elects to subscribe to our fixed-line phone service for a three year mandatory subscription period is able to make local and domestic long-distance calls at a flat rate of ￦39 per three minutes; and

•

A subscriber who elects to subscribe to our broadband Internet access service or HSDPA-based mobile service for a three year mandatory subscription period is able to make local, domestic long-distance and land-to-mobile calls of up to ￦150,000 with a flat rate payment of ￦50,000 or such calls up to ￦50,000 with a flat rate payment of ￦10,000. Standard rates apply to calls that exceed the capped amounts.

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

We bill outgoing calls made by customers in Korea (and calls made to Korea from foreign countries under our home country direct-dial service) in accordance with our international long-distance rate schedule for the country called. These rates vary depending on the time of day at which a call is placed. We bill outgoing international calls on the basis of one-second increments. We are able to set our own rates for international long-distance service without approval from the MSIP.

For incoming calls (including calls placed in Korea by customers of the foreign carriers for home country direct-dial service), we receive settlement payments from the relevant foreign carrier at the applicable settlement rate specified under the agreement with the foreign carrier. We have entered into numerous bilateral agreements with foreign carriers. We negotiate the settlement rates under these agreements with each foreign carrier, subject to the MSIP’s approval. It is the practice among international carriers for the carrier in the country in which the call is billed to collect payments due in respect of the use of overseas networks. Although we record the gross amounts due to and from us in our financial statements, we make settlements with most carriers monthly or quarterly on a net basis.

Interconnection. We provide other telecommunications service providers, including mobile operators and other fixed-line operators, interconnection to our fixed-line network.

Land-to-mobile Interconnection. For a call initiated by a landline user to a mobile service subscriber, we collect from the landline user the land-to-mobile usage charge and remit to the mobile service provider a land-to-mobile interconnection charge. The MSIP periodically issues orders setting the interconnection charge calculation method applicable to interconnections with mobile service providers. The MSIP determines the land to mobile interconnection charge by calculating the long run incremental cost of mobile service providers, taking into consideration technology development and future expected costs.

The following table shows the interconnection charges we paid per minute (exclusive of value-added taxes) to mobile operators for landline to mobile calls.

	Effective Starting
	January 1, 2010		January 1, 2011		January 1, 2012		January 1, 2013
SK Telecom	￦	31.4	￦	30.5	￦	27.1	￦	26.3
LG U+		33.6		31.9		28.2		27.0

The following table shows the usage charge per minute collected from a landline user for a call initiated by a landline user to a mobile service subscriber.

	Effective Starting September 1, 2004
Weekday	￦	87.0
Weekend		82.0
Evening (1)		77.2

(1)	Evening rates are applicable from 12:00 a.m. to 6:00 a.m. everyday.

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

	Effective Starting
	January 1, 2010		January 1, 2011		January 1, 2012
Local access (1)	￦	17.1	￦	16.4	￦	15.5
Single toll access (2)		19.1		18.6		17.4
Double toll access (3)		22.5		22.2		20.3

Source: The Korea Communications Commission.

(1)	Interconnection between local switching center and local access line.

(2)	Interconnection involving access to single long-distance switching center.

(3)	Interconnection involving access to two long-distance switching centers.

Mobile-to-mobile Interconnection. For a call initiated by a mobile subscriber of our competitor to our mobile subscriber, the mobile service provider collects from its subscriber its normal rate and remits to us a mobile-to-mobile interconnection charge. In addition, for a call initiated by our mobile subscriber to a mobile subscriber of our competitor, we collect from our subscriber our normal rate and remit to the mobile service provider a mobile-to-mobile interconnection charge.

The following table shows the interconnection charges we paid per minute (exclusive of value-added taxes) to mobile operators, and the charges received per minute (exclusive of value-added taxes) from mobile operators for mobile to mobile calls.

	Effective Starting
	January 1, 2010		January 1, 2011		January 1, 2012
SK Telecom	￦	31.4	￦	30.5	￦	27.1
LG U+		33.6		31.9		28.1
KT		33.4		31.7		28.0

We recognize as mobile-to-mobile interconnection revenue the entire amount of the usage charge collected from the mobile user and recognize as expense the amount of interconnection charge paid to the mobile service provider.

Internet Services

Broadband Internet Access Service. We offer broadband Internet access service that primarily uses existing telephone lines to provide both voice and data transmission. We charge monthly fixed fees to customers of broadband Internet service. In addition, we charge customers a one time installation fee per site of ￦30,000 and modem rental fee of up to ￦8,000 on a monthly basis.

The following table summarizes our charges for our representative broadband Internet service plans:

	Maximum Service Speed	Monthly Fee
olleh Internet Special (1) (6)	100 Mbps	￦	36,000
olleh Internet Lite (1) (6)	50 Mbps		30,000
WiBro 10G (2) (6)	40 Mbps (for downloading) / 12 Mbps (for uploading)		10,000
WiBro 20G (3) (6)	40 Mbps (for downloading) / 12 Mbps (for uploading)		20,000
WiBro 30G (4) (6)	40 Mbps (for downloading) / 12 Mbps (for uploading)		30,000
WiBro 50G (5) (6)	40 Mbps (for downloading) / 12 Mbps (for uploading)		40,000

(1)	We waive the installation fee of ￦30,000 for mandatory subscription periods of one to four years.

(2)	We charge a monthly fee of ￦10,000 for up to 10,000 megabytes of data transmission and ￦10 per megabyte for any additional data transmission in excess of 10,000 megabytes per month.

(3)	We charge a monthly fee of ￦20,000 for up to 20,000 megabytes of data transmission and ￦10 per megabyte for any additional data transmission in excess of 20,000 megabytes per month.

(4)	We charge a monthly fee of ￦30,000 for up to 30,000 megabytes of data transmission and ￦10 per megabyte for any additional data transmission in excess of 30,000 megabytes per month.

(5)	We charge a monthly fee of ￦40,000 for up to 50,000 megabytes of data transmission and ￦10 per megabyte for any additional data transmission in excess of 50,000 megabytes per month.

(6)	Various discounts and promotional rates are available depending on the time of subscription and the minimum subscription contract, which may reduce the actual monthly fee paid.

olleh TV Services. We charge our subscribers an installation fee per site ranging from ￦24,000 to ￦35,000 depending on the type of service, a set-top box rental fee ranging from ￦2,000 to ￦7,000 on a monthly basis and a monthly subscription fee. The rates we charge for olleh TV services are subject to approval by the MSIP.

The following table summarizes charges for our representative olleh TV service plans:

	Real-time Broadcasting Channels (1)	Monthly Fee (2)
olleh TV Video-On-Demand	0	￦	10,000
olleh TV Live Choice (3)	72		10,000~16,000
olleh TV Live Education (4)	65		10,000~14,000
olleh TV Live Thrift (5)	131		12,000
olleh TV Live Standard (5)	163		16,000
olleh TV Live Deluxe (5)	170		23,000
olleh TV SkyLife Economy (6)	151		20,000
olleh TV SkyLife Standard (6)	183		25,000
olleh TV SkyLife Premium (6)	227		30,000
olleh TV Now (7)	55		5,000

(1)	Includes our Video-On-Demand services.

(2)	We typically provide discounts of 5% to 20% for a mandatory subscription periods ranging from one to three years. For olleh TV SkyLife subscribers, we provide discounts of 20% for mandatory subscription period of three years.

(3)	Assuming selection of one package. Subscribers must choose at least one channel package, each of which charges a monthly fee of ￦2,000. The packages include entertainment, media, leisure and education and multi-room.

(4)	Assuming selection of one package. Subscribers must choose at least one Video-On-Demand package, each of which charges a monthly fee of ￦2,000. The packages include elementary school, middle/high school and English education.

(5)	We charge additional monthly fees for value-added services such as short messaging service, video conferencing and high-definition channels from KT Skylife Co., our subsidiary satellite broadcasting operator.

(6)	For subscription to olleh TV SkyLife service, installation fee is waived for a mandatory subscription period of three years.

(7)	Product for N-Screen (a service which allows purchased content to be displayed on multiple devices) launched in October 2011. The service is offered free of charge if bundled with our Internet, olleh TV and mobile services.

Data Communication Service

We charge customers of domestic leased-lines on a monthly fixed-cost basis based on the distance of the leased line, the capacity of the line measured in bits per second (“bps”), the type of line provided and whether the service site is local or long-distance. In addition, we charge customers a one-time installation fee per line ranging from ￦56,000 to ￦1,940,000 depending on the capacity of the line.

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

	Monthly Rates
	Flat Rate		Mobile Monthly Fee
Internet / Internet Phone / Mobile	￦	24,500	Discounts of between 10% to 50%, subject to the number of subscribers who participate (up to 5 mobile numbers)
Internet / Fixed-Line Phone / Mobile		27,000
Internet / IP-TV / Mobile (1)		34,000
Internet / Fixed-Line Phone / IP-TV / Mobile (1)		35,000

(1)	Assuming selection of olleh TV SkyLife Standard Plan. If olleh TV Live Video-on-Demand, olleh TV Live Choice, or olleh TV Live Education is selected, deduction of ￦5,000 from the monthly flat rate. If olleh TV SkyLife Economy Plan is selected, deduction of ￦3,000 from the monthly flat rate. If olleh TV SkyLife Premium Plan is selected, additional monthly charge of ￦5,000.

We have also entered into partnerships with a leading online shopping mall, an operator of cinema complexes, a satellite broadcasting service operator, a life insurance company, a car insurance company and a security company, and our subscribers may elect to receive monthly gift certificates, music downloads, online game money, movie tickets or other benefits from such partnership companies with value of up to ￦50,000 per month in lieu of monthly rate discounts.

We believe that subscribers who sign up for bundled products are less likely to cancel our services than subscribers who subscribe to individual services. Subscription fees paid for our bundled products are allocated to each service in proportion to their fair value and the allocated amount is recognized as revenue according to the revenue recognition policy for each service.

Competition

Competition in the telecommunications sector in Korea is intense. In recent years, business combinations in the telecommunications industry have significantly changed the competitive landscape of the Korean telecommunications industry. In particular, SK Telecom acquired a controlling stake in Hanarotelecom Incorporated in 2008, which was renamed SK Broadband. The acquisition enabled SK Telecom to provide fixed-line telecommunications, broadband Internet access and IP-TV services together with its mobile telecommunications services. On January 1, 2010, LG Dacom and LG Powercom merged into LG Telecom Co., Ltd., which subsequently changed its name to LG U+. The merger enabled LG U+ provide a similar range of services as SK Telecom and us.

Under the Telecommunications Basic Law and the Telecommunications Business Law, telecommunications service providers in Korea are currently classified into network service providers, value-added service providers and specific service providers. See “—Regulation.”

Network Service Providers

All network service providers in Korea are permitted to set the rates for international or domestic long-distance services on their own without the MSIP’s approval. Many of our competitors have set their rates lower than ours. Currently, we can compete freely with other providers on the basis of rates in all services except for rates we charge for local calls, which require advance approval from the MSIP. In all service areas, we compete by endeavoring to provide superior customer service and superior technical quality, taking advantage of our broad customer base and our ability to provide various telecommunication services.

We and SK Telecom have been designated as market-dominating business entities in the local telephone service and cellular service markets, respectively, under the Telecommunications Business Act. Under this Act, a market-dominating business entity may not engage in any act of abuse, such as unreasonably interfering with business activities of other business entities, hindering unfairly the entry of newcomers or substantially restricting competition to the detriment of the interests of consumers. The Korea Communications Commission has also issued guidelines on fair competition of the telecommunications companies. If any telecommunications service provider breaches the guidelines, the Korea Communications Commission may take necessary corrective measures against it after a hearing at which the service provider may defend its action.

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

The following table shows the market shares in the mobile telecommunications market as of the dates indicated:

	Market Share (%)
	KT Corporation	SK Telecom	LG U+
December 31, 2010	31.6	50.6	17.8
December 31, 2011	31.5	50.6	17.9
December 31, 2012	30.8	50.3	18.9

Source:	Korea Communications Commission.

We offer various rate plans, including those that offer a specified number of free airtime minutes per month in return for a higher monthly fee and those that are geared toward business customers. Our competitors also offer similar plans at competitive rates.

Local Telephone Service. We compete with SK Broadband and LG U+ in the local telephone service business. SK Broadband began providing local telephone service in 1999, followed by LG U+ in 2004. In addition, the services provided by mobile service providers have had a material adverse effect on us in terms of our revenues from fixed-line telephone services. We expect this trend to continue.

The following table shows the market shares in the local telephone service market as of the dates indicated:

	Market Share (%)
	KT Corporation	SK Broadband	LG U+
December 31, 2010	86.3	11.7	2.0
December 31, 2011	84.3	13.3	2.4
December 31, 2012	82.8	14.5	2.7

Source:	Korea Communications Commission.

Although the local usage charge of our competitors and us is the same at ￦39 per pulse (generally three minutes), our competitors’ non-refundable telephone service initiation charges are lower than ours. Our customers pay a non-refundable telephone service initiation charge of ￦60,000 while customers of our competitors pay a non-refundable telephone service initiation charge of ￦30,000. Also, the basic monthly charge of our competitors is ￦4,500 compared to our basic charge of ￦5,200.

Domestic Long-distance Telephone Service. We compete with SK Broadband, LG U+, Onse and SK Telink in the domestic long-distance market. LG U+ began offering domestic long-distance service in 1996, followed by Onse in 1999 and SK Broadband and SK Telink in 2004. The following table shows the market shares in the domestic long-distance market as of the dates indicated:

	Market Share (%)
	KT Corporation	SK Broadband	LG U+	Onse	SK Telink
December 31, 2010	82.2	11.1	3.1	1.2	2.4
December 31, 2011	80.5	12.5	3.2	1.1	2.7
December 31, 2012	79.2	14.0	3.0	1.1	2.8

Source:	Korea Telecommunications Operators Association.

Our competitors and we charge ￦39 per three minutes for domestic long-distance calls up to 30 kilometers. For domestic long-distance calls greater than 30 kilometers, our competitors typically charge between 3% to 5% less than us. The following table is a comparison of our standard long-distance usage charges per 10 seconds with the standard rates of our competitors as of December 31, 2012:

	KT Corporation		SK Broadband		LG U+		Onse		SK Telink
30 kilometers or longer	￦	14.5	￦	13.9	￦	14.1	￦	13.8	￦	13.8

Source:	Korea Communications Commission.

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

Our competitors generally charge less than us for international long-distance calls. The following table is a comparison of our standard long-distance usage charges per one minute with the standard rates of our competitors as of December 31, 2012:

	KT Corporation		SK Broadband		LG U+		Onse		SK Telink
United States	￦	282	￦	276	￦	288	￦	276	￦	156
Japan		696		672		678		672		384
China		990		984		996		984		780
Australia		1,086		1,044		1,086		1,044		528
Great Britain		1,008		966		996		966		498
Germany		948		912		942		912		402

Source:	KT Corporation.

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

The following table shows the market share in the broadband Internet access market as of the dates indicated:

	Market Share (%)
	KT Corporation	SK Broadband	LG U+	Others
December 31, 2010	43.1	23.1	16.1	17.7
December 31, 2011	43.8	23.5	15.7	17.0
December 31, 2012	44.0	24.1	15.0	16.9

Source:	Korea Communications Commission.

Our competitors generally charge less than us for broadband Internet access service. The following table is a comparison of fees for our olleh Internet Lite service with three year mandatory subscription period with fees of our competitors for comparable services as of December 31, 2012:

	KT Corporation		SK Broadband		LG U+		Cable Providers (1)
Monthly subscription fee	￦	25,500	￦	25,000	￦	25,000	￦	20,000
Monthly modem rental fee		None		None		None		1,000
Additional installation fee upon moving		10,000		10,000		20,000		20,000

Source:	KT Corporation.

(1)	These are typical fees charged by cable providers.

Data Communication Service. We had a monopoly in domestic data communication service until 1994, when LG U+ was authorized to provide the leased-line service. The data communications service market has become more competitive with limited growth during the past decade, and we primarily compete with SK Broadband and LG U+.

Value-Added Service Providers

Value-added service providers may commence operations following filing of a report to the MSIP. The scope of business of a value-added service provider includes specific value-added telecommunications activities (other than services reserved for network service providers), such as data communications utilizing telecommunications facilities leased from network service providers.

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

Regulation

With the establishment of the MSIP in March 2013, many of the regulatory responsibilities formerly handled by the Korea Communications Commission have been transferred to the MSIP. Under the Telecommunications Basic Law and the Telecommunications Business Law, the MSIP now has comprehensive regulatory authority over the telecommunications industry and all network service providers.

The MSIP has assumed primary policy and regulatory responsibility for matters such as: (i) licensing of network service providers (the MSIP authorizes the licensing of Internet Protocol Television (“IPTV”) service providers and, with the consent of the Korea Communications Commission, authorizes the licensing of satellite broadcasting companies); (ii) regulation of mergers and acquisitions, as well as license suspension and termination of network service providers; (iii) providing oversight on foreign ownership ratios in network service providers; and (iv) reviewing telecommunication matters as they relate to the public interest and approving ancillary telecommunication business activities. Additionally, the MSIP is responsible for a broad range of other policy and regulatory matters, including the administration and supervision of regulatory reporting by telecommunications companies, examination and analysis of accounting and business management practices in the industry, establishing and administering policies governing telecommunications service fees, value-added service providers and specific service providers, as well as supervising reporting requirements of standard telecommunications service/user contracts.

Under the revised supervisory framework, a network service provider must be licensed by the MSIP. Our license as a network service provider permits us to engage in a wide range of telecommunications services.

The Korea Communications Commission’s overall policy role is to play a key role in regulatory activities aimed at protecting service users in the broadcast and telecommunications market and it continues to be responsible for investigations and sanctions regarding violations by telecommunications companies, as well as for mediating disputes between service providers and users. The Korea Communications Commission is established under the direct jurisdiction of the President and is comprised of five standing commissioners. Commissioners of the Korea Communications Commission are appointed by the President, and the appointment of the Chairperson must be approved at a confirmation hearing at the National Assembly.

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

The MSIP also has the authority to regulate the IP media market, including IP-TV services. We began offering IP-TV services with real-time high definition broadcasting on November 17, 2008. Under the Internet Multimedia Broadcasting Business Act, anyone intending to engage in the IP media broadcasting business must obtain a license from the MSIP. The ownership of the shares of an IP media broadcasting company by a newspaper, a news agency or a foreigner is limited.

Rates

Under current regulations implementing the Telecommunications Business Act, a network service provider may set its rates at its discretion, although it must report to the MSIP the rates and the general terms and conditions for each type of network service provided by it. There is, however, one exception to this general rule: if a network service provider has the largest market share for a specified type of service and its revenue from that service for the previous year exceeds a specific revenue amount set by the MSIP, it must obtain prior approval from the MSIP for the rates and the general terms for that service. Each year the MSIP designates the service providers and the types of services for which the rates and the general terms must be approved by the MSIP. In 2011, the Korea Communications Commission designated us for local telephone service and SK Telecom for mobile service, which currently remains in effect. The MSIP, in consultation with the Ministry of Strategy and Finance, is required to approve the rates proposed by a network service provider if (1) the proposed rates are appropriate, fair and reasonable and (2) the calculation method for the rates are appropriate and transparent.

Other Activities

A network service provider, such as us, must obtain the permission of the MSIP in order to:

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

A telephone service provider may provide some network services using the equipment it currently has by submitting a report to the MSIP. The MSIP can revoke our licenses or order the suspension of any of our businesses if we do not comply with the regulations of the MSIP under the Telecommunications Business Law.

In July 2011, the Korea Communications Commission issued a guideline that limits the marketing expenditure amounts of telecommunication service providers in Korea to 20% of their revenues, with the restrictions applicable to fixed-line and mobile segments to be calculated separately. However, up to ￦150 billion of the marketing expenditures may be applied to either segment at the discretion of the service provider. The calculation of marketing expenditure amounts under the guideline excludes advertising expenses and the calculation of revenue amounts excludes revenues from handset sales. The MSIP may periodically adjust the guideline to accommodate changes in market conditions.

The responsibilities of the MSIP include:

•	drafting and implementing plans for developing telecommunications technology;

•	fostering and providing guidance to institutions and entities that conduct research relating to telecommunications; and

•	recommending to network service providers that they invest in research and development or that they contribute to telecommunications research institutes in Korea.

In addition, all network service providers (other than regional paging service providers) are obligated to contribute toward the supply of “universal” telecommunications services in Korea. Telecommunications service providers designated as “universal service providers” by the MSIP are required to provide universal telecommunications services such as local services, local public telephone services, discount services for persons with disabilities and for certain low-income persons, telecommunications services for remote islands and wireless communication services for ships. We have been designated as a universal service provider. The costs and losses recognized by universal service providers in connection with providing these universal telecommunications services will be shared on an annual basis by all network service providers (other than regional paging service providers), including us, on a pro rata basis based on their respective net annual revenue calculated pursuant to a formula set by the MSIP.

A network service provider must permit other network service providers to co-use wirelines connecting the switching equipment to end-users, upon the request of such other network service providers. In addition, a network service provider may permit other network service providers to co-use its wireless communication systems upon the request of any of such other network service providers. The compensation method for the co-use must be determined by the MSIP and be settled, by fair and proper methods.

In addition, we are required to lease to other companies our fixed-lines that connect subscribers to our network. This system, which is called local loop unbundling, is intended to prevent excessive investment in local loops. This system requires us to lease the portion of our copper lines that represent our excess capacity to other companies upon their request at rates that are determined by the MSIP based on our cost, and taking into consideration an appropriate rate of return, to enable them to provide voice and broadband services. Revenues from local loop unbundling are recognized as revenues from miscellaneous businesses.

Foreign Investment

The Telecommunications Business Act restricts the ownership and control of network service providers by foreign shareholders. Foreigners, foreign governments and “foreign invested companies” may not own more than 49.0% of the issued shares with voting rights of a network service provider, including us, and a foreign shareholder may not become our largest shareholder if such shareholder holds 5.0% or more of our shares. For purposes of the Telecommunications Business Act, the term “foreign invested company” means a company in which foreigners and foreign governments hold 15.0% or more shares with voting rights in the aggregate and a foreigner or a foreign government is the largest shareholder, provided, however, that such company will not be counted as a foreign shareholder for the purposes of the above-referenced 49.0% limit if it holds less than 1.0% of our total issued and outstanding shares with voting rights. As of December 31, 2012, 47.6% of our common shares were owned by foreign investors. In the event that a network service provider violates the shareholding restrictions, its foreign shareholders cannot exercise voting rights for their shares in excess of such limitation, and the MSIP may require corrective measures be taken to comply with the ownership restrictions. There is no restriction on foreign ownership for specific service providers and value-added service providers.

Individual Shareholding Limit

Under the Telecommunications Business Act, a foreign shareholder who holds 5.0% or more of our total shares is prohibited from becoming our largest shareholder. However, any foreign shareholder who held 5.0% or more of our total shares and was our largest shareholder on or prior to May 9, 2004 is exempt from the regulations, provided that such foreign shareholder may not acquire any more of our shares. In addition, under the Telecommunications Business Act, the MSIP may, if it deems it necessary to preserve substantial public interests, prohibit a foreign shareholder from being our largest shareholder. In addition, the Foreign Investment Promotion Act prohibits any foreign shareholder from being our largest shareholder, if such shareholder owns 5.0% or more of our shares with voting rights. In the event that any foreigner or foreign government acquires our shares in violation of the above provisions, the Telecommunications Business Act restricts such foreign shareholder from exercising his or her voting rights with respect to common shares exceeding such threshold. The MSIP may also order us or the foreign shareholder to take corrective measures in respect of the excess shares within a specified period of six months or less.

Customers and Customer Billing

We typically charge residential subscribers and business subscribers similar rates for services provided. On a case-by-case basis, we also provide discount rates for some of our high-volume business subscribers. We bill all of our customers on a monthly basis. Our customers may make payment at either payment points such as local post offices, banks or our service offices, through a direct-debit service that automatically deducts the monthly payment from a subscriber’s designated bank account, or through a direct-charge service that automatically charges the monthly payment to a subscriber’s designated credit card account. Approximately 70% of our subscribers as of December 31, 2012 pay through the direct-debit service. Accounts of subscribers who fail to pay our invoice are transferred to a collection agency, which sends out a notice of payment. If such charges are not paid after notice, we cease to provide outgoing service to such subscribers after a period of time determined by the type of subscribed service. If charges are still not paid two to three months after outgoing service is cut off, we cease all services to such subscribers. After service is ceased, the overdue charges that are not collected by the collection agency are written off.

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

Information Technology and Operational Systems

Enhancement of our information technology and operational systems and efficient utilization of such systems are important in effectively promoting our core strategies. We are committed to continually investing in and enhancing our information technology systems, which provide support to many aspects of our businesses. In order to respond more effectively to a changing business environment, we are currently pursuing major upgrades to our company-wide business information technology and operational systems, and as the first stage of such upgrades, a new enterprise resource planning system (the “New ERP System”) was completed and implemented during the second half of 2012. The New ERP System has contributed to enhancing various aspects of our internal processes and control systems, and we are establishing various plans to effectively utilize the New ERP System and to stabilize our internal control processes in connection with the New ERP System. We also expect to gradually implement other upgrades to our information technology and operational systems in the near future, including the implementation of a new billing system scheduled in the second half of 2013.

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

•	base station controllers, which connect to and control, the base transceiver stations;

•	mobile switching centers, which in turn control the base station controllers and the routing of telephone calls; and

•	transmission lines, which connect the mobile switching centers, base station controllers, base transceiver stations and the public switched telephone network.

The following table lists selected information regarding our mobile networks as of December 31, 2012:

	W-CDMA	LTE
Mobile switching centers	86	10
Base station controllers	692	—
Base transceiver stations	4,937	11,765
Indoor and outdoor repeaters	273,155	89,261

We have a license to use 40 MHz of bandwidth in the 2.1 GHz spectrum that we use to provide IMT-2000 services based on W-CDMA wireless network standards. Such license expires in December 2016, and we are required to pay approximately ￦1.3 trillion for use of such bandwidth during the license period of 15 years. In April 2010, the Korea Communications Commission announced its decision to allocate 20 MHz of bandwidth in the 900 MHz spectrum to us, which became effective in

July 2011, for which we are required to pay a portion of the actual sales generated from using the bandwidth in the 900 MHz spectrum during the license period of 10 years as a usage fee for the bandwidth, as well as a portion of expected sales that was determined by the Korea Communications Commission at the time of allocation. In June 2011, our right to use 40 MHz of bandwidth in the 1.8 GHz spectrum expired, and the Korea Communications Commission allocated back to us the right to use 20 MHz of such bandwidth in the 1.8 GHz spectrum upon expiration pursuant to our application, for which we are required to pay a portion of the actual sales generated from using the bandwidth in the 1.8 GHz spectrum during the license period of 10 years as a usage fee for the bandwidth, as well as a portion of expected sales that was determined by the Korea Communications Commission at the time of allocation

In August 2011, the Korea Communications Commission auctioned the right to use the remaining 20 MHz of bandwidth in the 1.8 GHz spectrum that we relinquished, 10 MHz of additional bandwidth in the 800 MHz spectrum and 20 MHz of additional bandwidth in the 2.1 GHz spectrum. We acquired the right to use the 10 MHz of bandwidth in the 800 MHz spectrum, for which we are required to pay a total usage fee of ￦261 billion during the license period of 10 years, SK Telecom acquired the right to use the 20 MHz of bandwidth in the 1.8 GHz spectrum and LG U+ acquired the right to use the 20 MHz bandwidth in the 2.1 GHz spectrum. We began using the 20 MHz of bandwidth in the 1.8 GHz spectrum, which became available upon termination of our 2G PCS services, to provide our 4G LTE services starting in January 2012, and expect to utilize the newly allocated bandwidths in the 800 MHz and 900 MHz spectrums to further expand our 4G LTE services in the future, if necessary. The Korea Communications Commission announced in December 2012 that it will further auction 60 MHz of bandwidth in the 1.8 GHz spectrum, which had been used by governmental entities such as the military, and 80 MHz of bandwidth in the 2.6 GHz spectrum, which had been used for digital multimedia broadcasting services. The auction is expected to take place in June 2013.

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

Exchanges

Exchanges include local exchanges and “toll” exchanges that connect local exchanges to long-distance transmission facilities. We had 25.0 million lines connected to local exchanges and 2.1 million lines connected to toll exchanges as of December 31, 2012.

All of our exchanges are fully automatic. We completed replacement of all electromechanical analog exchanges with digital exchanges in June 2003 in order to provide higher speed and larger volume services. Starting in 2006, we also began conversion of our exchanges to be compatible to Internet protocol platform in preparation for building our next generation broadband convergence network by 2021. As of December 31, 2012, approximately 85% of our lines connected to toll exchanges are compatible to Internet protocol platform.

Internet Backbone

Our Internet backbone network, called KORNET, has the capacity to handle aggregate traffic of our broadband Internet access subscribers, Internet data centers and Internet exchange system at any given moment of up to 6.6 Tbps as of December 31, 2012. We have set up contingent plans to prepare against various incidents that could affect reliable Internet access service. Starting in 2005, we have also begun deploying our Internet protocol premium network that enables us to more reliably support olleh TV, WiBro, Internet Phone, upgraded VoIP services and other Internet protocol services. As of December 31, 2012, our Internet protocol premium network had 1,032 lines installed to provide voice over Internet protocol services and a total capacity to handle up to 1.4 Tbps of IP-TV, voice and WiBro service traffic.

Access Lines

As of December 31, 2012, we had 15.1 million access lines installed, which allow us to reach virtually all homes and businesses in Korea. As part of our broadband deployment strategy, we have upgraded many of our access lines by equipping them with broadband capability using xDSL and FTTH technology. As of December 31, 2012, we had approximately 13.8 million broadband lines with speeds of at least 50 Mbps that enable us to deliver broadband Internet access and multimedia content to our customers.

Transmission Network

Our domestic fiber optic cable network consisted of 584,932 kilometers of fiber optic cables as of December 31, 2012 of which 111,120 kilometers of fiber optic cables are used to connect our backbone network and 473,812 kilometers are used to connect the backbone network to our subscribers. Our backbone network utilizes dense wavelength division multiplexing technology for connecting major cities as well as optical add-drop multiplexer technology for connecting neighboring cities. Dense wavelength division multiplexing technology improves bandwidth efficiency by enabling transmission of data from multiple signals across one fiber strand in a cable by carrying each signal on a separate wavelength. We enhanced our backbone network connecting six major cities in Korea by implementing an optical cross-connector (OXC) architecture in 2008 and are in the process of building our next generation broadband convergence network through installation of network equipment utilizing optical reconfigurable add-drop multiplexer technology and multi-service provisioning platform.

Our extensive domestic long-distance network is supplemented by our fully digital domestic microwave network, which consisted of 55 relay sites as of December 31, 2012.

International Network

Our international network infrastructure consists of both submarine cables and satellite transmission systems, including two submarine cable-landing stations in Busan and Keoje and two satellite teleports in Kumsan and Boeun. Data services such as international private lease circuits, Internet protocol and very small aperture terminals are provided through submarine cables and satellite transmission. In order to guarantee high quality services to our end customers, our submarine cables and satellite transmission systems are linked to various points-of-presence in the United States, Asia and Europe. In addition, our international telecommunications networks are directly linked to approximately 240 telecommunications service providers in various international destinations and are routed through our three international switching centers in Seoul, Daejeon and Busan.

Our international Internet backbone with capacity of 390 Gbps is connected to approximately 180 Internet service providers through our two Internet gateways in Heawha and Guro. In addition, we operate a video backbone with capacity of one Gbps to transmit video signals from Korea to the rest of the world.

Satellites

In order to provide broadcasting, video distribution and broadband data services in select areas, we operate two satellites, Koreasat 5 and 6, launched in 2006 and 2010, respectively, and own certain of the transponders in two additional satellites, ABS-1 launched in 2010 and ABS-2 expected to be launched in the second half of 2013. See “Item 4.B. Business Overview—Our Services—Satellite Services.”

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

We have also invested in eight other international fiber optic submarine cables around the world.

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

Overview

We are an integrated provider of telecommunications services. Our principal services include mobile service, fixed-line telephone services, Internet services including broadband Internet access service and data communication service. The principal factors affecting our revenues from these services have been our rates for, and the usage volume of, these services, as well as the number of subscribers. For information on rates we charge for our services, see “Item 4. Information on the Company—Item 4.B. Business Overview—Revenues and Rates.” In 2012, we determined our operating segments for financial reporting purposes as (i) the Telecommunication & Convergence Customer Group, which engages in providing various telecommunication services to individual/home customers and the convergence business, (ii) the Global & Enterprise Customer Group, which engages in telecommunication services for the global market and corporate customers, as well as data communication service, (iii) the Finance/Rental Business Group, which engages in providing various financial services such as credit card and lending, as well as automobile rental and leasing business and (iv) others, which include security services, satellite service, information technology and network services, satellite TV service and real estate development businesses. However, due to the foregoing restructuring of the segment, along with the implementation of the New ERP System and the resulting limitation on the availability of necessary financial information, we are able to provide only operating revenue information by segment for 2010 and not the full segment information.

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

Acquisitions and Disposals of Interests in Subsidiaries and Joint Ventures

One key aspect of our overall business strategy calls for acquisitions of businesses and entering into joint ventures that complement or diversify our current business, as well as disposal or termination of such businesses from time to time. The following summarizes our recent acquisitions and disposals:

•

in January 2011, we acquired 5,600,000 shares of redeemable convertible preferred stock with voting rights and convertible bonds that were convertible into 5,600,000 shares of common stock of KT Skylife Co., Ltd. from Dutch Savings Holdings B.V. in January 2011 for approximately ￦246 billion, to respond to the trend of convergence in the telecommunications and broadcasting industries, and to seek additional synergies with our existing operations. We exercised the conversion rights on the redeemable convertible preferred stock and the convertible bonds in March 2011, and owned a 50.2% interest in KT Skylife Co., Ltd. as of December 31, 2012;

•

in June and October 2011, we sold a total of 5,309,189 common shares of New Telephone Company, Inc., representing all of our interests in New Telephone Company, Inc., for approximately ￦380 billion. Located in Russia, New Telephone Company, Inc. had previously been our consolidated subsidiary providing fixed-line telephone services in Vladivostok, and our decision to dispose of our interest in that company was in part affected by the changing landscape in the Russian telecommunications market, where telecommunications service providers were becoming more nationalized and increasing rapidly in size as a result;

•

in October 2011, we, through our subsidiary KT Capital Co., Ltd., acquired an additional 1,622,520 common shares of BC Card Co., Ltd. from Woori Bank for approximately ￦252 billion, to further diversify our business and to create synergies through utilization of our mobile telecommunications network in financial services, thereby increasing our ownership interest in BC Card Co., Ltd. to 38.86%, making it our consolidated subsidiary as a result of deemed control starting in October 2011;

•

Starting in July 2012, KT Rental Co., Ltd., our 58.0% owned subsidiary, became our consolidated subsidiary as a result of the acquisition of KT Rental’s common stock by Hana Daetoo Securities Co., Ltd. and other investors from the then-second largest shareholder in July 2012, and the restriction on our control over KT Rental pursuant to a shareholders’ agreement being resolved as a result; and

•

In December 2012, we submitted a non-binding bid for Vivendi SA’s 53.0% controlling stake in Maroc Telecom SA, a telecommunications service provider based in Rabat, Morocco. While we announced our decision in March 2013 not to submit a formal bid for Maroc Telecom SA, we may consider various investment options with Maroc Telecom SA.

Our financial condition and results of operations may be affected as a result of such acquisitions, disposals or consolidation. Furthermore, pursuing acquisitions or joint venture transactions also requires significant capital, and as we pursue further growth opportunities for the future, we may need to raise additional capital by incurring loans or through the issuances of bonds or other securities in the international capital markets, which may lead to increased levels of debt and debt servicing costs in the future.

Bandwidth Usage Fees

One of the principal limitations on a wireless network’s subscriber capacity is the amount of bandwidth spectrum allocated to the service provider. The growth of our mobile telecommunications business and the increase in usage of wireless data transmission services have been significant factors in the increased utilization of our bandwidth, since wireless data applications are generally more bandwidth-intensive than voice services. The current trend of increasing data transmission use and the increasing sophistication of multimedia content is likely to put additional strain on the bandwidth capacity of mobile service providers. We have acquired various licenses in recent years to secure additional bandwidth capacity to provide our broad range of services, for which we typically pay a portion of the actual sales generated from using the bandwidth during the license period as a usage fee, as well as a portion of expected sales as determined by the Korea Communications Commission at the time of allocation. The Korea Communications Commission announced in December 2012 that it will further auction 60 MHz of bandwidth in the 1.8 GHz spectrum, which had been used by governmental entities such as the military, and 80 MHz of bandwidth in the 2.6 GHz spectrum, which had been used for digital multimedia broadcasting services. The auction is expected to take place in June 2013. For a description of our licenses, see “Item 4.D.—Property, Plants and Equipment—Mobile Networks.” In order to continue to maintain sufficient bandwidth capacity, we will require additional capital to renew existing bandwidth spectrum or receive additional bandwidth allocation, or cost-effectively implement technologies that enhance bandwidth usage efficiency.

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

The MSIP, in consultation with the Ministry of Strategy and Finance, currently approves rates charged by us for local telephone service. In addition, the MSIP currently does not regulate our domestic long-distance, international long-distance, broadband internet access and mobile service rates, but it periodically announces public policy guidelines or suggestions on tariffs for non-regulated services, which we have followed in the past. For a discussion of adjustments in our rate structure, see “Item 4. Information on the Company—Item 4.B. Business Overview—Revenues and Rates.”

Researching and Implementing Technology Upgrades and Additional Telecommunication Services

The telecommunications industry is characterized by continual advances and improvements in telecommunications technology, and we have been continually researching and implementing technology upgrades and additional telecommunication services to maintain our competitiveness. For example, we are currently upgrading our broadband network to enable FTTH connection, which enhances downstream speed and connection quality. FTTH is a telecommunication architecture in which a communication path is provided over optical fiber cables extending from the telecommunications operator’s switching equipment to the boundary of home or office. FTTH uses fiber optic cable, which is able to carry a high-bandwidth signal for longer distances without degradation. FTTH enables us to deliver enhanced products and services that require high bandwidth, such as IP-TV service and delivery of other digital media content. In addition, we have been building more advanced mobile telecommunications networks based on LTE technology, which is generally referred to as a 4G technology, and commenced providing commercial 4G LTE services in the Seoul metropolitan area on January 3, 2012. We completed the expansion of our 4G LTE service coverage nationwide in October 2012. LTE technology enables data to be transmitted at speeds faster than W-CDMA, up to 75 Mbps for downloading and up to 37.5 Mbps for uploading. We expect that the faster data transmission speed of the LTE network, combined with our existing 4G nationwide WiBro network, will allow us to offer significantly improved wireless data transmission services, providing our subscribers with faster wireless access to multimedia content. We will continue to make capital expenditures, incur research and development expenses and implement technology upgrades and additional telecommunications services in order to effectively implement continual advances and improvements in telecommunications technology.

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

These critical accounting estimates include:

•	allowances for doubtful accounts;

•	useful lives of property and equipment;

•	impairment of long-lived assets, including goodwill;

•	valuation and impairment of investment securities;

•	income taxes;

•	deferred revenue relating to service installation fees and initial subscription fees;

•	post-employment benefit liabilities; and

•	provisions.

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

Changes in the allowances for doubtful accounts for our trade and other receivables in the three-year period ended December 31, 2012 are summarized as follows:

	Year Ended December 31,
	2010		2011		2012
	(In millions of Won)
Balance at beginning of year	￦	625,483	￦	646,963	￦	642,357
Provision		158,147		133,442		113,808
Reversal or written-off		(131,931)		(167,356)		(127,192)
Changes in the scope of consolidation		(2,501)		26,970		12,119
Others		(2,235)		2,338		2,845

Balance at end of year	￦	646,963	￦	642,357	￦	643,937

Changes in the allowances for doubtful accounts for our loans receivables in the three-year period ended December 31, 2012 are summarized as follows:

	Year Ended December 31,
	2010		2011		2012
	(In millions of Won)
Balance at beginning of year	￦	20,536	￦	35,583	￦	43,587
Provision		30,808		30,808		32,914
Reversal or written-off		(8,470)		(22,804)		(12,210)
Others		(7,291)		—		905

Balance at end of year	￦	35,583	￦	43,587	￦	65,196

If economic or specific industry trends change, we would adjust our allowances for doubtful accounts by recording additional expense or benefit.

Useful Lives of Property and Equipment

Property and equipment are depreciated using the straight-line method over their useful lives as disclosed in Note 2.11 to the Consolidated Financial Statements. An asset’s residual value and useful lives are reviewed and adjusted at the end of each financial reporting period, and are based on historical experience with similar assets as well as taking into account anticipated technological or other changes. If technological changes were to occur more rapidly than anticipated or in a different form than anticipated, the useful lives assigned to these assets may need to be shortened, resulting in the recognition of increased depreciation expense in future periods. A decrease of remaining estimated useful life by one year of our property and equipment would result in an increase of depreciation expense of approximately ￦235 billion in 2012.

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

For assets carried at amortized cost, the amount of impairment is measured as the difference between the asset’s carrying amount and the present value of estimated future cash flows (excluding future credit losses that have not been incurred) discounted at the asset’s original effective interest rate, and the carrying amount of the asset is reduced and the amount of loss is recognized in the statement of income. Loss on such asset may also be measured based on observable market price if there is an active market for the asset. For assets classified as available-for-sale, the cumulative loss, measured as the difference between the acquisition cost and the current fair value and recognized as accumulated other comprehensive income, less any impairment loss on such financial asset previously recognized in profit or loss, is removed from equity and recognized in the statement of income.

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

Post-employment Benefit Liabilities

Our accounting of post-employment benefits, which mainly consist of a defined benefit plan (we began offering a defined contribution plan in December 2012), involves judgments about uncertain events including discount rates, life expectancy, future pay inflation and expected rate of return on plan assets. Any changes in these assumptions will impact the carrying amount of the defined benefit liability. The discount rates used to determine the present value of estimated future cash outflows expected to be required to settle the defined benefit liability, are determined at the end of each reporting period by reference to the yield at the reporting date on high-quality corporate bonds that have maturity dates approximating the terms of our benefits obligations and that are denominated in the same currency in which the benefits are expected to be paid. Other key assumptions for defined benefit liability are based in part on current market conditions. For defined contribution plans, we pay contributions to publicly or privately administered pension insurance plans on a mandatory, contractual or voluntary basis, and we have no further payment obligations once the contributions have been paid.

Provisions

We recognize provisions at the end of the reporting period when we have a present legal or constructive obligation, such as litigation or assets requirement obligations, as a result of past events and an outflow of resources required to settle the obligation is probable and can be reliably estimated. We measure provisions at the present value of the expenditures expected to be required to settle the obligation, which are estimated based on factors such as historical experience. We do not recognize provisions for future operating losses and recognize as interest expense any increase in the provisions due to passage of time. See Notes 2.23, 3.7 and 17 to the Consolidated Financial Statements.

Explanatory Note Regarding Presentation of Certain Financial Information under K-IFRS

In addition to preparing financial statements in accordance with IFRS as issued by the IASB included in this annual report, we also prepare financial statements in accordance with K-IFRS, which we are required to file with the Financial Services Commission and the Korea Exchange under the Financial Investment Services and Capital Markets Act of Korea.

Beginning with our financial statements prepared in accordance with K-IFRS as of and for the year ended December 31, 2012, we are required to adopt certain amendments to K-IFRS No. 1001, Presentation of Financial Statements, as adopted by KASB in 2012. Accordingly, beginning with our consolidated statements of income prepared in accordance with K-IFRS for the year ended December 31, 2012, we present operating profit or loss as an amount of revenue less cost of sales and selling and administrative expenses. The amendments were applied retroactively to our consolidated statements of income prepared in accordance with K-IFRS for the year ended December 31, 2011 and certain of the items in such consolidated statements of income were reclassified to conform to the presentation of operating profit or loss in the consolidated statements of income prepared in accordance with K-IFRS for the year ended December 31, 2012. Prior to the adoption of the amendments to K-IFRS No. 1001, Presentation of Financial Statements, we had presented operating profit or loss in our consolidated statements of income prepared in accordance with K-IFRS as an amount of revenue plus other income less cost of sales, selling and administrative expenses, and other expenses.

In our consolidated statements of income prepared in accordance with IFRS as issued by the IASB included in this annual report, such changes in presentation were not adopted. As a result, the presentation of results from operating activities in our consolidated statements of income prepared in accordance with IFRS as issued by the IASB included in this annual report differs from the presentation of operating profit or loss in the our consolidated statements of income prepared in accordance with K-IFRS. The table below sets forth a reconciliation of our results from operating activities as presented in our consolidated statements of income prepared in accordance with IFRS as issued by the IASB for each of the years ended December 31, 2011 and 2012 to the operating profit or loss as presented in our consolidated statements of income prepared in accordance with K-IFRS after giving effect to the amendments to K-IFRS No. 1001, Presentation of Financial Statements, for each of the corresponding years.

	For the Year Ended December 31,
	2011		2012
	(In millions of Won)
Operating profit under IFRS as issued by the IASB	￦	1,976,748	￦	1,684,933
Deductions (other income)		(777,431)		(787,350)
Additions (other expenses)		549,092		316,297

Operating profit under K-IFRS after adoption of the amendments	￦	1,748,409	￦	1,213,880

Recent Accounting Pronouncements under IFRS

For a summary of new standards, amendments and interpretations issued under IFRS but not effective for 2012 and which have not been adopted early by us, see Note 2.1.1 to the Consolidated Financial Statements.

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

•	financial service revenues, primarily consisting of fees from credit card services provided by BC Card Co., Ltd., which became our consolidated subsidiary starting in October 2011;

•

automobile rental service revenues, primarily consisting of fees generated from automobile rentals and leases by KT Rental Co., Ltd., which became our consolidated subsidiary starting in July 2012; and

•	miscellaneous revenues that are primarily derived from information technology and network services, satellite services, security services and real estate development.

Operating Expenses

Our operating expenses primarily include:

•	purchase of handsets, primarily consisting of our sale of mobile handsets and specially designed phones for fixed-line mobile convergence services;

•	salaries and wages, including post-employment benefits, termination benefits and share-based payments;

•	depreciation expenses incurred primarily in connection with our telecommunications network facilities;

•	sales commissions, primarily consisting of commissions to independent dealers related to procurement of mobile subscribers and mobile handset sales;

•	commissions, primarily consisting of commission-based payments for third-party outsourcing services, including commissions to the call center staff;

•

card service costs, primarily consisting of costs in connection with credit card services provided by BC Card Co., Ltd., including fees paid to member credit card companies in our network for marketing expenses and for costs associated with the present value and default risks of installment card charges which are borne by such member companies;

•

service cost, primarily consisting of payments for third-party outsourcing services, including payments for software development and design, data analysis and processing, and installment and maintenance of IT and satellite equipment; and

•	interconnection charges, which are interconnection payments to mobile service providers for calls from landline users and our mobile subscribers to our competitors’ mobile service subscribers.

Operating Results—2011 Compared to 2012

The following table presents selected income statement data and changes therein for 2011 and 2012.

	For the Year Ended December 31,				Changes
					2011 vs. 2012
	2011		2012		Amount		%
	(In billions of Won)
Operating revenues	￦	21,979	￦	24,578	￦	2,599	11.8%
Operating expenses		20,003		22,893		2,890	14.4

Operating profit		1,977		1,685		(292)	(14.8)
Finance income		266		496		230	86.5
Finance costs		637		780		143	22.4
Income (loss) from jointly controlled entities and associates		(3)		21		24	N.A.

Profit from continuing operations before income tax		1,603		1,423		(180)	(11.2)
Income tax expense		316		280		(36)	(11.4)
Profit (loss) from discontinued operations		165		(32)		(197)	N.A.

Profit for the period	￦	1,452	￦	1,111	￦	(341)	(23.5)%

N.A.	means not available.

Operating Revenues

The following table presents a breakdown of our operating revenues and changes therein for 2011 and 2012.

	For the Year Ended December 31,				Changes
					2011 vs. 2012
	2011		2012		Amount		%
	(In billions of Won)
Mobile services	￦	6,813	￦	6,578	￦	(235)	(3.4)%
Fixed-line telephone services:
Local service revenues		2,286		2,019		(267)	(11.7)
Non-refundable service installation fees		38		32		(6)	(15.8)
Domestic long-distance revenues		308		268		(40)	(13.0)
International long-distance revenues		398		392		(6)	(1.5)
Land-to-mobile interconnection revenues		782		663		(119)	(15.2)

Sub-total		3,812		3,374		(438)	(11.5)
Internet services:
Broadband internet access service		1,868		2,036		168	9.0
Other Internet-related services		867		874		7	0.8

Sub-total		2,735		2,910		175	6.4
Sale of goods		4,441		4,590		149	3.4
Data communication services		1,271		1,309		38	3.0
Financial services		996		3,320		2,324	233.3
Automobile rental service		—		253		253	N.A.
Other		1,911		2,244		333	17.4

Total operating revenues	￦	21,979	￦	24,578	￦	2,599	11.8%

N.A.	means not available.

Total operating revenues increased by 11.8%, or ￦2,599 billion, from ￦21,979 billion in 2011 to ￦24,578 billion in 2012 primarily due to increases in our financial service revenues, other revenues and automobile rental service revenues, the impact of which was partially offset by decreases in our fixed-line telephone service revenues and mobile service revenues.

Mobile Services

Our mobile service revenues decreased by 3.4%, or ￦235 billion, from ￦6,813 billion in 2011 to ￦6,578 billion in 2012 primarily due to various rate reduction measures we adopted in August 2011 upon discussion with the Korea Communications Commission, in particular for those applicable to 3G smartphones, the impact of which was further enhanced by a decrease in our mobile subscribers from 16.6 million as of December 31, 2011 to 16.5 million as of December 31, 2012. For a discussion of reduction in rates for our mobile services, see “Item 4.B.—Business Overview—Revenues and Rates—Mobile Services.”

Fixed-line Telephone Services

Our fixed-line telephone service revenues decreased by 11.5%, or ￦438 billion, from ￦3,812 billion in 2011 to ￦3,374 billion in 2012 primarily due to decreases in local service revenues, land-to-mobile interconnection revenues and domestic long-distance revenues. Specifically:

•

Local service revenues decreased by 11.7%, or ￦267 billion, from ￦2,286 billion in 2011 to ￦2,019 billion in 2012. The number of local call pulses decreased by 9.3% from 2011 to 2012, and the number of lines in service decreased by 4.9% from 2011 to 2012, primarily due to the substitution effect from increase in usage of mobile telephone services and Internet phone services.

•

Land-to-mobile interconnection revenues decreased by 15.2%, or ￦119 billion, from ￦782 billion in 2011 to ￦663 billion in 2012 primarily due to a decrease in the number of calls made from landline users to mobile subscribers in 2012 compared to 2011. We recognize as land-to-mobile interconnection revenue the entire amount of the usage charge collected from the landline user for a call initiated by a landline user to a mobile service subscriber.

•

Domestic long-distance revenues decreased by 13.0%, or ￦40 billion, from ￦308 billion in 2011 to ￦268 billion in 2012 primarily due to a decrease in the number of domestic long-distance call minutes by 7.7% from 2011 to 2012, primarily due to the substitution effect from increase in usage of mobile telephone services and Internet phone services, as well as a 4.9% decrease in the number of lines in service from 2011 to 2012.

Internet Services

Our Internet service revenues increased by 6.4%, or ￦175 billion, from ￦2,735 billion in 2011 to ￦2,910 billion in 2012 primarily due to an increase in the number of our broadband subscribers from 7.8 million as of December 31, 2011 to 8.0 million as of December 31, 2012, and an increase in the number of IP-TV subscribers from 3.1 million as of December 31, 2011 to 4.0 million as of December 31, 2012, the impact of which was offset in part by an increase in our IP-TV subscribers who participate in bundled products that offer discounts when subscribing to our other services.

Sale of Goods

Revenues from sale of goods increased by 3.4%, or ￦149 billion, from ￦4,441 billion in 2011 to ￦4,590 billion in 2012 primarily due to an increase in the number of smartphones sold, in particular LTE smartphones, that had relatively higher prices.

Data Communications

Data communications service revenues increased by 3.0%, or ￦38 billion, from ￦1,271 billion in 2011 to ￦1,309 billion in 2012 primarily due to an increase in revenues from our network equipment installment, lease and maintenance services, primarily those relating to our IP-based integrated control solutions and equipment.

Financial Services

Financial service revenues increased by 233.3%, or ￦2,324 billion, from ￦996 billion in 2011 to ￦3,320 billion in 2012 primarily due to the recognition of full year income from BC Card Co., Ltd. in 2012, which became our consolidated subsidiary and related revenues became a part of our consolidated revenue starting in October 2011. See Note 35 to the Consolidated Financial Statements.

Automobile Rental

We did not record any automobile rental service revenues in 2011, while we recorded revenues of ￦253 billion in 2012, due to the consolidation of KT Rental Co., Ltd. starting in July 2012 as a result of acquisition of KT Rental’s common stock by Hana Daetoo Securities Co., Ltd. and other investors from the second largest shareholder in July 2012, and the restriction on our control over KT Rental pursuant to a shareholders’ agreement being removed as a result. See Note 35 to the Consolidated Financial Statements.

Others

Other operating revenues increased by 17.4%, or ￦333 billion, from ￦1,911 billion in 2011 to ￦2,244 billion in 2012 primarily due to a ￦112 billion increase in revenues (after intercompany elimination) from H&C Network, which provides call center services to BC Card Co., Ltd. and other financial service providers, as a result of the recognition of full year income from H&C Network in 2012, which became our consolidated subsidiary and related revenues became a part of our consolidated revenue starting in October 2011, a ￦85 billion increase in revenues from KT Skylife as a result of an increase in subscribers in 2012 compared to 2011, and the increases in related installment fees and home shopping network sales, and a ￦56 billion increase in revenues from KT Networks Corporation as a result of an increase in our network construction projects as well as sales in our ecologically safe or “green” information technology equipment. Such increases were offset in part by a ￦47 billion decrease in gains from sale and leaseback of land and buildings to our equity-method investee or special purpose companies specializing in real estate investments, from ￦298 billion in 2011 to ￦251 billion in 2012. See Note 25 to the Consolidated Financial Statements.

Operating Expenses

The following table presents a breakdown of our operating expenses and changes therein for 2011 and 2012.

	For the Year Ended December 31,				Changes
					2011 vs. 2012
	2011		2012		Amount		%
	(In billions of Won)
Salaries and wages	￦	2,847	￦	3,076	￦	229	8.0
Depreciation		2,643		2,888		245	9.3
Commissions		1,442		1,418		(24)	(1.7)
Interconnection charges		1,116		901		(215)	(19.3)
Purchase of handsets		4,021		4,593		572	14.2
Changes of inventories		36		(260)		(296)	N.A.
Sales commission		1,865		2,230		365	19.6
Research and development expenses		160		153		(7)	(4.4)
Service cost		1,331		1,264		(67)	(5.0)
Card service costs		708		2,771		2,063	291.4
Others (1)		3,833		3,859		26	0.7

Total operating expenses	￦	20,003	￦	22,893	￦	2,890	14.4%

N.A.	means not available.

(1)	Including other operating expenses (which include miscellaneous expenses, insurance, bad debt expenses and repairs), amortization of intangible assets, rent, utilities, taxes and dues, advertising expenses, installation fee, international interconnection fee, loss on disposal of property and equipment, impairment loss on property and equipment, loss on disposal of intangible assets, loss on disposal of investments in associates and joint ventures, impairment loss on investments in associates and joint ventures and donations.

Total operating expenses increased by 14.4%, or ￦2,890 billion, from ￦20,003 billion in 2011 to ￦22,893 billion in 2012 primarily due to increases in card service costs, purchase of handsets, sales commission and depreciation, the impact of which was partially offset by decreases in change of inventories and interconnection charges. Specifically:

•

Card service costs increased by 291.4%, or ￦2,063 billion, from ￦708 billion in 2011 to ￦2,771 billion in 2012 primarily due to the consolidation of the full year expenses of BC Card Co., Ltd. in 2012 compared to only three months of expenses in 2011 as described above.

•

Our operating expenses related to purchase of handsets increased by 14.2%, or ￦572 billion, from ￦4,021 billion in 2011 to ￦4,593 billion in 2012 primarily due to an increase in the number of smart phones sold. However, the rate of increase in our expenses relating to purchase of handsets was higher than the rate of increase in our revenues relating to sale of goods, due to the decrease in our margins as a result of increased competition.

•	Sales commissions, which primarily relate to commissions to our third-party vendors for sales of mobile handsets and mobile and fixed-line service products, increased by 19.6%,

or ￦365 billion, from ￦1,865 billion in 2011 to ￦2,230 billion in 2012 primarily due to increases in sales of our LTE mobile service products and LTE smartphones by such third-party vendors, as a result of increases in our total mobile subscribers and subscribers switching to LTE services in 2012

•

Depreciation expenses increased by 9.3%, or ￦245 billion, from ￦2,643 billion in 2011 to ￦2,888 billion in 2012 primarily due to an increase in depreciation expenses of ￦160 billion from depreciation expenses of KT Rental’s operating assets, which became our consolidated subsidiary starting in July 2012 as explained above, as well as an increase in depreciation expenses of ￦75 billion from an increase in capital expenditures made during 2012 for LTE-related structures.

These factors were partially offset by the following:

•

We recorded operating expenses relating to changes of inventories, which represents a decrease in our inventories, of ￦36 billion in 2011, compared to an increase in inventories of ￦260 billion in 2012, primarily due to temporary year-end accounting treatment of inventories for a shipment of smartphones which were in transit at the end of the year.

•

Interconnection charges decreased by 19.3%, or ￦215 billion, from ￦1,116 billion in 2011 to ￦901 billion in 2012 primarily due to decreases in land-to-mobile and mobile-to-mobile interconnection rates charged by other telecommunications operators or are set by the Korea Communications Commission, as applicable, as well as a decrease in the number of calls made from fixed-line phones to mobile phones.

Operating Profit

Due to the factors described above, our operating profit decreased by 14.8%, or ￦292 billion, from ￦1,977 billion in 2011 to ￦1,685 billion in 2012. Our operating margin, which is operating profit as a percentage of operating revenues, decreased from 9.0% in 2011 to 6.9% in 2012.

Finance Income (Costs)

The following table presents a breakdown of our finance income and costs and changes therein for 2011 and 2012.

	For the Year Ended December 31,				Changes
					2011 vs. 2012
	2011		2012		Amount		%
	(In billions of Won)
Interest income	￦	151	￦	203	￦	52	34.4%
Interest expense		(480)		(472)		8	(1.7)
Net foreign currency transaction gain (loss)		10		3		(7)	(70.0)
Net foreign currency translation gain (loss)		(79)		259		338	N.A.
Net loss on settlement of derivatives		(27)		(5)		22	(81.5)
Net gain (loss) on valuation of derivatives		55		(241)		(296)	N.A.
Loss on disposal of trade receivables		—		(16)		(16)	N.A.
Net other finance costs		(1)		(13)		(12)	1,200.0

Net finance costs	￦	(370)	￦	(283)	￦	87	(23.5)%

N.A.	means not available.

Our net finance costs decreased by 23.5%, or ￦87 billion, from ￦370 billion in 2011 to ￦283 billion in 2012 primarily due to our recognition of net foreign currency translation loss in 2011 compared to a net gain in 2012 and an increase in interest income, the impact of which was partially offset by our recognition of net gain on valuation of derivatives in 2011, compared to a net loss in 2012. Specifically:

•

We recorded net foreign currency translation loss of ￦79 billion in 2011 compared to net foreign currency translation gain of ￦259 billion in 2012 as the Market Average Exchange Rate of the Won against the U.S. dollar depreciated from ￦1,138.9 to US$1.00 as of December 31, 2010 to ￦1,153.3 to US$1.00 as of December 31, 2011 but it appreciated to ￦1,071.1 to US$1.00 as of December 31, 2012. The impact of such net foreign currency translation gain was partially offset by a net loss on valuation of derivatives discussed below.

•

Our interest income increased by 34.4%, or ￦52 billion, from ￦151 billion in 2011 to ￦203 billion in 2012 primarily due to an increase in our average balance of interest-earning assets from 2011 to 2012, including our holdings of cash and cash equivalents.

These factors were partially offset by the following:

•

We recorded net gain on valuation of derivatives of ￦55 billion in 2011 compared to net loss on valuation of derivatives of ￦241 billion in 2012, primarily due to an increase in losses from our currency swap contracts due to the appreciation of the exchange rates of the Won against the Japanese Yen and the U.S. dollar from December 31, 2011 to December 31, 2012, whereas we recorded gains in our currency swap contracts in 2011 due to the depreciation of the Won against the U.S. dollar and the Japanese Yen during 2011.

Income (Loss) from Jointly Controlled Entities and Associates

We recorded a loss from jointly controlled entities and associates of ￦3 billion in 2011 compared to a gain from jointly controlled entities and associates of ￦21 billion in 2012 primarily due to a gain of ￦9 billion recorded in connection with our share of KT Rental’s net income until July 2012 (KT Rental became our consolidated subsidiary starting in July 2012 as described above, and any associated gains until July 2012 are recognized under this category), whereas the loss in 2011 primarily resulted from a one-time unrealized loss of ￦30 billion recorded in connection with the sale and leaseback of certain of our properties to K-REALTY CR-REIT I, our equity-method investee specializing in real estate investments established in December 2011.

Income Tax Expense

Our income tax expense decreased by 11.4%, or ￦36 billion, from ￦316 billion in 2011 to ￦280 billion in 2012 primarily due to a decrease in our profit from continuing operations before income tax by 11.2%, or ￦180 billion, from ￦1,603 billion in 2011 to ￦1,423 billion in 2012. See Note 28 to the Consolidated Financial Statements. As a result of the foregoing, our effective tax rate decreased from 19.7% in 2011 to 19.6% in 2012. We had net deferred income tax assets of ￦476 billion as of December 31, 2012.

Profit from Discontinued Operations

We recognized profit from discontinued operations of ￦165 billion in 2011, compared to loss from discontinued operations of ￦32 billion in 2012, primarily due to profits recognized from our sale of our 79.96% controlling interest in New Telephone Company to Vimpel-Communications in June and

October 2011, as well as our share of net income of New Telephone Company until the completion of sale, and the loss recognized from our sale of our 93.8% interest in KT Tech, Inc. in August 2012, as well as our share of net loss of KT Tech, Inc. until the completion of sale, which we recorded under this category. See Note 36 to the Consolidated Financial Statements.

Profit for the Period

Due to the factors described above, our profit for the period decreased by 23.5%, or ￦341 billion, from ￦1,452 billion in 2011 to ￦1,111 billion in 2012. Our net income margin, which is profit for the period as a percentage of operating revenues, decreased from 6.6% in 2011 to 4.5% in 2012.

Segment Results—Telecommunication & Convergence Customer Group

Our operating revenues for this segment, prior to adjusting for inter-segment transactions, decreased by 3.0%, or ￦434 billion, from ￦14,580 billion in 2011 to ￦14,146 billion in 2012, primarily due to a decrease in revenues from individual fixed-line telephone subscribers as well as decrease in revenues from our mobile services resulting from a reduction in our mobile service charges.

Our operating profit for this segment, prior to adjusting for inter-segment transactions, decreased by 40.0%, or ￦295 billion, from ￦737 billion in 2011 to ￦442 billion in 2012, as the 3.0% decrease in the segment’s operating revenues outpaced a 1.0% decrease in operating expenses, primarily due to the reasons discussed above. Operating margin, which is operating income as a percentage of total operating revenues prior to adjusting for inter-company sales, decreased from 5.1% in 2011 to 3.1% in 2012.

Depreciation and amortization, prior to adjusting for inter-segment transactions, increased by 5.6%, or ￦117 billion, from ￦2,104 billion in 2011 to ￦2,221 billion in 2012, primarily due to an increase in capital expenditures made for structures relating to our LTE network.

Segment Results—Global & Enterprise Group

Our operating revenues for this segment, prior to adjusting for inter-segment transactions, decreased by 4.0%, or ￦222 billion, from ￦5,587 billion in 2011 to ￦5,365 billion in 2012, primarily due to a decrease in revenues from sales of tangible assets (such as real estate and copper from our decommissioned telephone cables that are recognized in this segment) in 2012 compared to 2011, primarily due to adverse real estate and metal market conditions in 2012.

Our operating profit for this segment, prior to adjusting for inter-segment transactions, decreased by 22.8%, or ￦294 billion, from ￦1,289 billion in 2011 to ￦995 billion in 2012, as the segment recorded a 4.0% decrease in operating revenues while recording a 1.7% increase in operating expenses, primarily due to the reasons discussed above. Operating margin decreased from 23.1% in 2011 to 18.6% in 2012.

Depreciation and amortization, prior to adjusting for inter-segment transactions, decreased by 4.0%, or ￦29 billion, from ￦734 billion in 2011 to ￦705 billion in 2012, primarily due to the spin-off of our satellite business by establishing KT Sat Co., Ltd. in December 2012, and the resulting reduction in related depreciable assets.

Segment Results—Finance/Rental Business Group

Our operating revenues for this segment, prior to adjusting for inter-segment transactions, increased by 267.7%, or ￦2,706 billion, from ￦1,011 billion in 2011 to ￦3,717 billion in 2012,

primarily due to the consolidation of full year revenues in 2012 from BC Card Co., Ltd. which became our consolidated subsidiary starting in October 2011 and revenues from KT Rental Co., Ltd. which became our consolidated subsidiary starting in July 2012, as described above.

Our operating profit for this segment, prior to adjusting for inter-segment transactions, increased by 400.0%, or ￦148 billion, from ￦37 billion in 2011 to ￦185 billion in 2012, as the 267.7% increase in the segment’s operating revenues outpaced the 262.6% increase in operating expenses, primarily due to the reasons discussed above. Operating margin, which is operating income as a percentage of total operating revenues prior to adjusting for inter-company sales, increased from 3.7% in 2011 to 5.0% in 2012.

Depreciation and amortization, prior to adjusting for inter-segment transactions, increased by 970.6%, or ￦165 billion, from ￦17 billion in 2011 to ￦182 billion in 2012, primarily due to the effect of consolidation of KT Rental Co., Ltd. and the related assets starting in July 2012 as described above.

Segment Results—Others

Our operating revenues for this segment, prior to adjusting for inter-segment transactions, increased by 16.1%, or ￦652 billion, from ￦4,040 billion in 2011 to ￦4,692 billion in 2012, primarily due to increases in revenues from H&C Network and KT Skylife as described above in “Operating Results—2011 Compared to 2012—Operating Revenue—Others”.

Our operating profit for this segment, prior to adjusting for inter-segment transactions, decreased by 13.6%, or ￦9 billion, from ￦66 billion in 2011 to ￦57 billion in 2012, as the 16.6% increase in operating expenses outpaced the 16.1% increase in operating revenues, primarily due to the reasons discussed above. Operating margin decreased from 1.6% in 2011 to 1.2% in 2012.

Depreciation and amortization, prior to adjusting for inter-segment transactions, increased by 29.1%, or ￦34 billion, from ￦117 billion in 2011 to ￦151 billion in 2012, primarily due to an increase in 2012 of depreciable assets owned by KT Skylife such as home satellite equipment, as a result of an increase in subscribers.

Operating Results—2010 Compared to 2011

The following table presents selected income statement data and changes therein for 2010 and 2011.

	For the Year Ended December 31,				Changes
					2010 vs. 2011
	2010		2011		Amount		%
	(In billions of Won)
Operating revenues	￦	20,310	￦	21,979	￦	1,669	8.2%
Operating expenses		18,303		20,003		1,700	9.3

Operating profit		2,007		1,977		(30)	(1.5)
Finance income		238		266		28	11.8
Finance costs		596		637		41	6.9
Income (loss) from jointly controlled entities and associates		33		(3)		(36)	N.A.

Profit from continuing operations before income tax		1,682		1,603		(79)	(4.7)
Income tax expense		396		316		(80)	(20.2)
Profit from discontinued operations		29		165		136	469.0

Profit for the period	￦	1,315	￦	1,452	￦	137	10.4%

N.A.	means not available.

Operating Revenues

The following table presents a breakdown of our operating revenues and changes therein for 2010 and 2011.

	For the Year Ended December 31,				Changes
					2010 vs. 2011
	2010		2011		Amount		%
	(In billions of Won)
Mobile services	￦	6,944	￦	6,813	￦	(131)	(1.9)%
Fixed-line telephone services:
Local service revenues		2,568		2,286		(282)	(11.0)
Non-refundable service installation fees		55		38		(17)	(30.9)
Domestic long-distance revenues		403		308		(95)	(23.6)
International long-distance revenues		366		398		32	8.7
Land-to-mobile interconnection revenues		949		782		(167)	(17.6)

Sub-total		4,341		3,812		(529)	(12.2)
Internet services:
Broadband internet access service		1,900		1,868		(32)	(1.7)
Other Internet-related services		680		867		187	27.5

Sub-total		2,580		2,735		155	6.0
Sale of goods		4,012		4,441		429	10.7
Data communication services		1,298		1,271		(27)	(2.1)
Financial services		183		996		813	444.3
Other		952		1,911		959	100.7

Total operating revenues	￦	20,310	￦	21,979	￦	1,669	8.2%

Total operating revenues increased by 5.7%, or ￦1,152 billion, from ￦20,120 billion in 2010 to ￦21,272 billion in 2011 primarily due to increases in our other operating revenues, financial service revenues, and sale of goods relating to mobile handset sales, the impact of which was partially offset by a decrease in our fixed-line telephone service revenues.

Mobile Services

Our mobile service revenues decreased by 1.9%, or ￦131 billion, from ￦6,944 billion in 2010 to ￦6,813 billion in 2011 primarily due to various rate reduction measures we adopted in August 2011 upon discussion with the Korea Communications Commission, the impact of which was offset in part by an increase in our mobile subscribers from 16.0 million as of December 31, 2010 to 16.6 million as of December 31, 2011. For a discussion of reduction in rates for our mobile services, see “Item 4.B.—Business Overview—Revenues and Rates—Mobile Services.”

Fixed-line Telephone Services

Our fixed-line telephone service revenues decreased by 12.2%, or ￦529 billion, from ￦4,341 billion in 2010 to ￦3,812 billion in 2011 primarily due to decreases in local service revenues, land-to-mobile interconnection revenues and domestic long-distance revenues. Specifically:

•

Local service revenues decreased by 11.0%, or ￦282 billion, from ￦2,568 billion in 2010 to ￦2,286 billion in 2011. The number of local call pulses decreased by 16.0% from 2010 to 2011 primarily due to the substitution effect from increase in usage of mobile telephone services and Internet phone services. However, the effect of such decreases was partially offset by participation by some of our subscribers in optional flat rate plans, as well as an increase in revenues from VoIP services.

•

Land-to-mobile interconnection revenues decreased by 17.6%, or ￦167 billion, from ￦949 billion in 2010 to ￦782 billion in 2011 primarily due to a decrease in land-to-mobile interconnection rates for 2011 as well as a decrease in the volume of calls between landline users to mobile subscribers.

•

Domestic long-distance revenues decreased by 23.6%, or ￦95 billion, from ￦403 billion in 2010 to ￦308 billion in 2011 primarily due to a decrease in the number of domestic long-distance call minutes by 10.2% from 2010 to 2011, primarily due to the substitution effect from increase in usage of mobile telephone services and Internet phone services, as well as an increase in our fixed-line subscribers who terminated their subscription to our optional flat rate plans, and a decrease in interconnection rates received by approximately 2.0% from 2010 to 2011.

Internet Services

Our Internet service revenues increased by 6.0%, or ￦155 billion, from ￦2,580 billion in 2010 to ￦2,735 billion in 2011 primarily due to an increase in the number of IP-TV subscribers from 2.1 million as of December 31, 2010 to 3.1 million as of December 31, 2011, the impact of which was offset in part by an increase in our IP-TV subscribers who participate in bundled products that offer discounts when subscribing to our other services. The revenues from broadband Internet access service decreased by 1.7%, or ￦32 billion, from ￦1,900 billion in 2010 to ￦1,868 billion in 2011.

Sale of Goods

Revenues from sale of goods increased by 10.7%, or ￦429 billion, from ￦4,012 billion in 2010 to ￦4,441 billion in 2011 primarily due to an increase in the number of smartphones sold that had relatively higher margins.

Data Communications

Data communications service revenues decreased by 2.1%, or ￦27 billion, from ￦1,298 billion in 2010 to ￦1,271 billion in 2011 primarily due to service fee discounts offered to government agencies and a decrease in revenues related to Kornet broadband Internet connection service to institutional customers resulting from the expiration of certain leased-line contracts.

Financial Services

Financial service revenues increased by 444.3%, or ￦813 billion, from ￦183 billion in 2010 to ￦996 billion in 2011 primarily due to consolidation of the revenues of BC Card Co., Ltd. (which had revenues of ￦3,205 billion in 2011) starting on October 1, 2011. See Note 35 to the Consolidated Financial Statements.

Others

Other operating revenues increased by 100.7%, or ￦959 billion, from ￦952 billion in 2010 to ￦1,911 billion in 2011 primarily due to consolidation of the revenues of KT Skylife Co., Ltd. (which had revenues of ￦485 billion in 2011) starting on January 1, 2011 and H&C Network (which had revenues of ￦45 billion in 2011) starting on October 1, 2011, as well as a gain of ￦298 billion recognized in connection with the sale and leaseback of certain land and buildings to our equity-method investee specializing in real estate investments in 2011.

Operating Expenses

The following table presents a breakdown of our operating expenses and changes therein for 2010 and 2011.

	For the Year Ended December 31,				Changes
					2010 vs. 2011
	2010		2011		Amount		%
	(In billions of Won)
Salaries and wages	￦	2,628	￦	2,847	￦	219	8.3
Depreciation		2,867		2,643		(224)	(7.8)
Commissions		1,297		1,442		145	11.2
Interconnection charges		1,226		1,116		(110)	(9.0)
Purchase of handsets		3,880		4,021		141	3.6
Changes of inventories		55		36		(19)	(34.5)
Sales commission		1,911		1,865		(46)	(2.4)
Research and development expenses		318		160		(158)	49.7
Service cost		1,006		1,331		325	32.3
Card service costs		—		708		708	N.A.
Others (1)		3,115		3,833		718	23.0

Total operating expenses	￦	18,303	￦	20,003	￦	1,700	9.3%

N.A. means not available.

(1)	Including other operating expenses (which include miscellaneous expenses, insurance, bad debt expenses and repairs), amortization of intangible assets, rent, utilities, taxes and dues, advertising expenses, installation fee, international interconnection fee, loss on disposal of property and equipment, impairment loss on property and equipment, loss on disposal of intangible assets, loss on disposal of investments in associates and joint ventures, impairment loss on investments in associates and joint ventures and donations.

Total operating expenses increased by 9.3%, or ￦1,700 billion, from ￦18,303 billion in 2010 to ￦20,003 billion in 2011 primarily due to increases in other operating expenses (which include miscellaneous expenses, insurance, bad debt expenses and repairs), card service costs, service cost, salaries and wages, commissions and purchase of handsets, the impact of which was partially offset by decreases in depreciation, research and development expenses and interconnection charges. Specifically:

•

Other operating expenses increased by 23.0%, or ￦718 billion, from ￦3,115 billion in 2010 to ￦3,833 billion in 2011 primarily due to a one-time expense of ￦200 billion incurred in 2011 relating to the removal of equipment and facilities relating to our 2G PCS services, in connection with our decision to terminate such services in 2011.

•	We recorded card service costs of ￦708 billion in 2011, whereas there was no such expense in 2010, as a result of consolidation of the expenses of BC Card Co., Ltd. starting on October 1, 2011.

•

Service cost increased by 32.3%, or ￦325 billion, from ￦1,006 billion in 2010 to ￦1,331 billion in 2011 as a result of increases in expenses relating to our systems/network integration business and expenses relating to purchase of multimedia contents from third-party developers.

•

Salaries and wages increased by 8.3%, or ￦219 billion, from ￦2,628 billion in 2010 to ￦2,847 billion in 2011 primarily due to an increase in the number of our consolidated employees, as a result of additional consolidated subsidiaries in 2011, including BC Card Co., Ltd. and KT Skylife Co., Ltd. and an increase in average wages.

•

Commissions, which primarily relate to payments for third-party outsourcing services, including commissions to the call center staff and building security, and discounts on our installment receivables on mobile and fixed-line contracts, increased by 11.2%, or ￦145 billion, from ￦1,297 billion in 2010 to ￦1,442 billion in 2011 primarily due to an increase in discounts on installment receivables as a result of an increase in our mobile subscribers in 2011 and an increase in commissions paid for outsourcing of building security on our real estate holdings.

•

Our operating expenses related to purchase of handsets increased by 3.6%, or ￦141 billion, from ￦3,880 billion in 2010 to ￦4,021 billion in 2011 primarily due to an increase in the number of smartphones sold.

These factors were partially offset by the following:

•

Depreciation decreased by 7.8%, or ￦224 billion, from ￦2,867 billion in 2010 to ￦2,643 billion in 2011 primarily due to the one-time effect of the shortening of estimated useful lives of assets in the Telecommunication & Convergence Customer Group, which is prospectively applicable from January 1, 2010, the transition date of IFRS, resulting in more assets fully depreciated in 2010 and less assets subject to depreciation in 2011.

•

Research and development expenses decreased by 49.7%, or ￦158 billion, from ￦318 billion in 2010 to ￦160 billion in 2011 primarily due to an internal reorganization of our research and development staff, which decreased the number of departments and employees whose expenses are categorized in this category.

•

Interconnection charges decreased by 9.0%, or ￦110 billion, from ￦1,226 billion in 2010 to ￦1,116 billion in 2011 primarily due to decreases in land-to-mobile and land-to-land interconnection rates applicable during 2011 compared to 2010.

Operating Profit

Due to the factors described above, our operating profit decreased by 1.5%, or ￦30 billion, from ￦2,007 billion in 2010 to ￦1,977 billion in 2011. Our operating margin, which is operating profit as a percentage of operating revenues, decreased from 9.9% in 2010 to 9.0% in 2011.

Finance Income (Costs)

The following table presents a breakdown of our finance income and costs on a net basis and changes therein for 2010 and 2011.

	For the Year Ended December 31,				Changes
					2010 vs. 2011
	2010		2011		Amount		%
	(In billions of Won)
Interest income	￦	97	￦	151	￦	54	55.7%
Interest expense		(488)		(480)		8	(1.6)
Net foreign currency transaction gain (loss)		(4)		10		14	N.A.
Net foreign currency translation gain (loss)		33		(79)		(112)	N.A.
Net loss on settlement of derivatives		(1)		(27)		(26)	2,600.0
Net gain on valuation of derivatives		7		55		48	685.7
Net other finance costs		(2)		(1)		1	(50.0)

Net finance costs	￦	(358)	￦	(370)	￦	(12)	3.4%

N.A. means not available.

Our net finance costs increased by 3.4%, or ￦12 billion, from ￦359 billion in 2010 to ￦370 billion in 2011 primarily due to our recognition of net foreign currency translation gain in 2010 compared to a net loss in 2011 and an increase in net loss on settlement of derivatives, the impact of which was partially offset by an increase in interest income and an increase in net gain on valuation of derivatives. Specifically:

•

We recorded net foreign currency translation gain of ￦33 billion in 2010 compared to net foreign currency translation loss of ￦79 billion in 2011 as the Market Average Exchange Rate of the Won against the U.S. dollar appreciated from ￦1,167.6 to US$1.00 as of December 31, 2009 to ￦1,138.9 to US$1.00 as of December 31, 2010 but it depreciated to ￦1,153.3 to US$1.00 as of December 31, 2011. The impact of such net foreign currency translation loss was partially offset by an increase in net gain on valuation of derivatives discussed below.

•

Our net loss on settlement of derivatives increased by twenty-six fold or ￦26 billion, from ￦1 billion in 2010 to ￦27 billion in 2011 primarily due to a significant increase in the size of our settled derivative contracts in 2011 compared to 2010.

These factors were partially offset by the following:

•

Our interest income increased by 55.7%, or ￦54 billion, from ￦97 billion in 2010 to ￦151 billion in 2011 primarily due to an increase in our average balance of interest-earning assets from 2010 to 2011, including our holdings of cash and cash equivalents.

•

Our net gain on valuation of derivatives, which increased by 685.7%, or ￦48 billion, from ￦7 billion in 2010 to ￦55 billion in 2011 primarily due to an increase in gains from our combined interest rate currency swap contracts due to the depreciation of the exchange rates of the Won against the Japanese Yen and the U.S. dollar from December 31, 2010 to December 31, 2011.

Income (Loss) from Jointly Controlled Entities and Associates

We recorded income from jointly controlled entities and associates of ￦33 billion in 2010 compared to loss from jointly controlled entities and associates of ￦3 billion in 2011 primarily due to an unrealized loss of ￦30 billion recorded in connection with the sale and leaseback of certain of our properties to K-REALTY CR-REIT I, our equity-method investee specializing in real estate investments established in December 2011.

Income Tax Expense

Our income tax expense decreased by 20.2%, or ￦80 billion, from ￦396 billion in 2010 to ￦316 billion in 2011 primarily due to an increase in tax credit carryforwards and deductions, as well as a decrease in profits from continuing operations before income tax. See Note 28 to the Consolidated Financial Statements. Our effective tax rate decreased from 23.6% in 2010 to 19.7% in 2011, primarily due to an increase in tax credit carryforwards and deductions in 2011. We had net deferred income tax assets of ￦405 billion as of December 31, 2011.

Profit from Discontinued Operations

Our profit from discontinued operations increased by 462.2%, or ￦135 billion, from ￦29 billion in 2010 to ￦164 billion in 2011 primarily due to profits recognized from our sale of a 79.96% controlling interest in New Telephone Company to Vimpel-Communications in June and October 2011, as well as our share of net income of New Telephone Company until the completion of sale, which we recorded under this category. See Note 36 to the Consolidated Financial Statements.

Profit for the Period

Due to the factors described above, our profit for the period increased by 10.4%, or ￦137 billion, from ￦1,315 billion in 2010 to ￦1,452 billion in 2011. Our net income margin, which is profit for the period as a percentage of operating revenues, increased from 6.5% in 2010 to 6.8% in 2011.

Segment Results—Telecommunication & Convergence Customer Group

Our operating revenues for this segment, prior to adjusting for inter-segment transactions, decreased by 1.3%, or ￦189 billion, from ￦14,769 billion in 2010 to ￦14,580 billion in 2011, primarily due to a decrease in revenues from individual fixed-line telephone subscribers as well as decrease in revenues from our mobile services resulting from a reduction in our mobile service charges.

Segment Results—Global & Enterprise Group

Our operating revenues for this segment, prior to adjusting for inter-segment transactions, increased by 8.7%, or ￦448 billion, from ￦5,139 billion in 2010 to ￦5,587 billion in 2011, primarily due to a one-time gain of ￦238 billion from our sale of our 79.96% controlling interest in New Telephone Company to Vimpel-Communications in June and October 2011, as well as an increase of 119.1%, or ￦162 billion, in revenues from sale of real estate, from ￦136 billion in 2010 to ￦298 billion in 2011, in furtherance of our corporate strategy which began in 2010 to actively liquidate and utilize our idle tangible assets.

Segment Results—Finance/Rental Business Group

Our operating revenues for this segment, prior to adjusting for inter-segment transactions, increased by 426.6%, or ￦819 billion, from ￦192 billion in 2010 to ￦1,011 billion in 2011, primarily due to the consolidation of revenues of BC Card Co., Ltd. and its subsidiaries starting on October 1, 2011 and the consolidation of full year revenues of KT Rental in 2011, which became our consolidated subsidiary and related revenues became a part of our consolidated revenues starting in June 2010.

Segment Results—Others

Our operating revenues for this segment, prior to adjusting for inter-segment transactions, increased by 27.8%, or ￦878 billion, from ￦3,162 billion in 2010 to ￦4,040 billion in 2011 primarily due to the consolidation of the revenues of KT Skylife starting on January 1, 2011.

As explained in “—Overview” above, due to the limitation on availability of necessary financial information resulting from the restructuring of our segment and implementation of the New ERP System in 2012, we are able to provide only operating revenues by segment for 2010 and not the full segment information. See Note 32 to the Consolidated Financial Statements.

Item 5.B.  Liquidity and Capital Resources

The following table sets forth the summary of our cash flows for the periods indicated.

	For the Years Ended December 31,
	2010		2011		2012
	(In billions of Won)
Net cash provided by operating activities	￦	2,973	￦	2,150	￦	5,721
Net cash used in investing activities		(2,949)		(2,648)		(3,844)
Net cash provided by (used in) financing activities		(398)		768		(1,266)
Cash and cash equivalents at beginning of period		1,543		1,162		1,445
Cash and cash equivalents at end of period		1,162		1,445		2,055
Net increase (decrease) in cash and cash equivalents		(381)		283		610

Capital Requirements

Historically, our capital requirements consisted principally of purchases of property and equipment and other assets and repayments of borrowings. In our investing activities, we used cash of ￦2,713 billion in 2010, ￦3,208 billion in 2011 and ￦4,278 billion in 2012 for the acquisition of property and equipment, primarily construction-in-progress. In our financing activities, we used cash of ￦5,576 billion in 2010, ￦6,025 billion in 2011 and ￦4,578 billion in 2012 for repayment of borrowings and bonds.

In recent years, we have also required capital for payments of retirement and severance benefits related to our early retirement programs. We recorded payments of severance benefits of ￦960 billion in 2010, ￦361 billion in 2011 and ￦277 billion in 2012. In 2010, our payments were particularly high due to a special voluntary early retirement program held in December 2009 in which we received applications for voluntary early retirement from employees who had been employed by us for more than 15 years and provided them with additional financial incentives to retire early. The special voluntary early retirement program resulted in the early retirement of 5,992 employees out of 25,340 eligible employees.

From time to time, we may also require capital for investments involving acquisitions, including shares of our affiliates, and strategic relationships. For example, we acquired redeemable convertible preferred stock with voting rights and convertible bonds of KT Skylife for ￦246 billion in January 2011, which increased our interest in the company from 32.1% to 53.1% subsequent to exercise of conversion rights. In October 2011, we, through our subsidiary KT Capital Co., Ltd., acquired an additional 1,622,520 common shares of BC Card Co., Ltd. from Woori Bank for approximately ￦252 billion. In December 2012, we submitted a non-binding bid for Vivendi SA’s 53.0% controlling stake in Maroc Telecom SA, a telecommunications service provider based in Rabat, Morocco. While we announced our decision in March 2013 not to submit a formal bid for Maroc Telecom SA, we may consider various investment options with Maroc Telecom SA. Any such additional investments or acquisitions may require significant capital.

Our cash dividends paid to shareholders and non-controlling interests amounted to ￦493 billion in 2010, ￦595 billion in 2011 and ￦497 billion in 2012.

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

Payments of contractual obligations and commitments will also require considerable resources. In our ordinary course of business, we routinely enter into commercial commitments for various aspects of our operations, including repair and maintenance. We have also provided guarantees to our affiliates. See Note 19 to the Consolidated Financial Statements for a disclosure of the guarantees provided.

The following table sets forth selected information regarding our contractual obligations to make future payments as of December 31, 2012:

	Payments Due by Period
Contractual Obligations (1)	Total		Less than 1 Year		1-3 Years		4-5 Years		After 5 Years
	(In billions of Won)
Long-term debt obligations (including current portion of long-term debt)	￦	10,895	￦	2,630	￦	3,988	￦	2,624	￦	1,653
Capital lease obligations (including any interests)		45		16		29		—		—
Operating lease obligations		661		68		137		143		313
Severance payment obligations (2)		1,748		69		218		341		1,120
Long-term accounts payable—others		665		179		307		81		98

Total	￦	14,014	￦	2,962	￦	4,679	￦	3,189	￦	3,184

Estimate of interest payment based on contractual interest rates effective as of December 31, 2012	￦	1,477	￦	494	￦	396	￦	196	￦	391

(1)	Contractual obligations represent contractual liabilities as of the consolidated balance sheet date excluding refundable deposits for telephone installation and accruals for customer call bonus points, which do not have definitive payment schedules.
(2)	Does not include any severance payments due beyond 10 years, due to the uncertainties involved in the calculation of such payments.

Capital Resources

We have traditionally met our working capital and other capital requirements principally from cash provided by operations, while raising the remainder of our requirements primarily through debt financing. From time to time, we have also disposed of our treasury shares to meet our capital requirements.

Our major sources of cash have been net cash provided by operating activities, including profits for the period, expenses not involving cash payments such as depreciation and amortization, and proceeds from issuance of bonds and borrowings. We expect that these sources will continue to be our principal sources of cash in the future. Profit for the period was ￦1,315 billion in 2010, ￦1,452 billion in 2011 and ￦1,111 billion in 2012 due to the reasons discussed in Item 5.A. Operating Results. Depreciation and amortization of intangible assets was ￦3,239 billion in 2010, ￦2,992 billion in 2011 and ￦3,308 billion in 2012 primarily reflecting our capital investment activities during the recent years, including our purchase of bandwidths for our operations, investments in LTE-related structures and acquisition of real estate. Cash proceeds from issuance of bonds and borrowings were ￦5,699 billion in 2010, ￦7,225 billion in 2011 and ￦4,256 billion in 2012. As of December 31, 2012, we held 17,476,002 treasury shares.

In 2012, we spun off a portion of our trade receivables relating to handset sales totaling ￦2,733 billion to several special purpose companies, as part of our efforts to improve our cash and asset management. We also recognized a loss on disposal of accounts receivables of ￦15 billion in connection with the transactions. See Note 19 to the Consolidated Financial Statements.

We believe that we have sufficient working capital available to us for our current requirements and that we have a variety of alternatives available to us to satisfy our financial requirements to the extent that they are not met by funds generated by operations, including the issuance of debt securities and bank borrowings denominated in Won and various foreign currencies. For example, we successfully issued US$350 million of 3.875% notes due 2017 in January 2012, three series of notes for an aggregate amount of Japanese Yen 30 billion in January 2013 and three series of notes for an aggregate amount of ￦410 billion in April 2013. See Note 38 to the Consolidated Financial

Statements. However, our ability to rely on some of these alternatives could be affected by factors such as the liquidity of the Korean and the global financial markets, prevailing interest rates, our credit rating and the Government’s policies regarding Won currency and foreign currency borrowings. Other factors which could materially affect our liquidity in the future include unanticipated increase in capital expenditures and decrease in cash provided by operations resulting from a significant decrease in demand for our services. We may also need to raise additional capital sooner than we expect in order to fund unanticipated investments and acquisitions.

Our total equity was ￦11,354 billion as of December 31, 2010, ￦12,538 billion as of December 31, 2011 and ￦13,165 billion as of December 31, 2012.

Liquidity

We had a working capital (current assets minus current liabilities) deficit of ￦365 billion as of December 31, 2010, surplus of ￦1,046 billion as of December 31, 2011 and deficit of ￦764 billion as of December 31, 2012. The following table sets forth the summary of our significant current assets for the periods indicated.

	As of December 31,
	2010		2011		2012
	(In billions of Won)
Cash and cash equivalents	￦	1,162	￦	1,445	￦	2,055
Short-term loans receivables, net		725		698		668
Trade and other receivables, net		4,193		6,159		5,878
Inventories, net		711		675		935

Our cash, cash equivalents and net short-term loans receivable maturing within one year totaled ￦1,887 billion as of December 31, 2010, ￦2,143 billion as of December 31, 2011 and ￦2,723 billion as of December 31, 2012. Under IFRS as issued by IASB, bank deposits held at call and all other highly liquid temporary cash instruments within maturities of three months are considered as cash equivalents. Short-term loans receivables primarily consist of loans and other non-derivative financial assets with fixed or determinable payments that are not quoted in an active market with maturities of twelve months or less.

The following table sets forth the summary of our significant current liabilities for the periods indicated:

	As of December 31,
	2010		2011		2012
	(In billions of Won)
Trade and other payables	￦	4,424	￦	5,890	￦	7,216
Borrowings		2,722		2,112		3,187

As of December 31, 2012, we entered into various commitments with financial institutions totaling ￦2,851 billion and US$174 million. See Note 19 to the Consolidated Financial Statements. As of December 31, 2012, ￦37 billion and US$7 million were used under these facilities. We have not had, and do not believe that we will have, difficulty gaining access to short-term financing sufficient to meet our current requirements.

Capital Expenditures

We used cash of ￦2,713 billion in 2010, ￦3,208 billion in 2011 and ￦4,278 billion in 2012 for the acquisition of property and equipment, primarily construction-in-progress.

Our current capital expenditure plan, on a non-consolidated basis, calls for the expenditure of approximately ￦3,500 billion in 2013, which may be adjusted depending on market conditions and our results of operations. The principal components of our capital investment plans are:

•	approximately ￦1,600 billion in general expansion and modernization of our wireless network infrastructure (including approximately ￦1,300 billion in capital investments for LTE service);

•	approximately ￦1,200 billion for general expansion and modernization of our fixed-line network infrastructure; and

•	approximately ￦700 billion in capital investments for our other services, including overhead costs.

Inflation

We do not consider that inflation in Korea has had a material impact on our results of operations in recent years. Inflation in Korea was 2.9% in 2010, 4.3% in 2011 and 2.2% in 2012. See “Item 3. Key Information—Item 3.D. Risk Factors—Korea is our most important market, and our current business and future growth could be materially and adversely affected if economic conditions in Korea deteriorate.”

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

As of December 31, 2012, KT Corporation had 5,399 registered patents domestically and 749 registered patents internationally.

The MSIP has the authority to recommend to network service providers that they provide funds for national research and development of telecommunications technology and related projects. The required annual contribution is 0.5% (0.75% for market dominant service providers like us) of revenues attributable to key communications services (excluding revenues from telecommunications service using an allotted frequency if the consideration for such allotted frequency has been paid) from wireless subscribers for the previous year, and is applicable only to those network service providers who have at least ￦30 billion in total sales for the previous year and have recorded no net loss in the current period. Under the policy, the maximum amount of the annual contribution to be made cannot exceed 70.0% of the net profit for the corresponding period of each company. Including such contributions, total expenditures (which include capitalized expenses) on research and development were ￦476 billion in 2010, ￦319 billion in 2011 and ￦549 billion in 2012.

In recent years, we have focused our research and development efforts in the following areas:

•	a high-definition voice and video communications solution for seamless interoperability between heterogeneous networks;

•	a smart-grid platform for global energy control operation centers from South Korea to Finland;

•	a smarter health care platform providing individualized self-diagnosis and self-care service especially for hypertensive and diabetic patients;

•	a cloud-based video contents distribution channel;

•	a mobile contents delivery network (CDN) solution in preparation of future expansion of the CDN market;

•	intelligent smart-searching solutions for IPTVs, global positioning navigation systems, and smartphones; and

•	a combined operation management system for wired and wireless networks.

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

All of our directors are elected at the general shareholders’ meeting. If the total assets of a company listed on the KRX KOSPI Market as of the end of the preceding year exceeds ￦2,000 billion,

which is the case with us, the Commercial Code of Korea requires such company to have more than three outside directors with more than half of its total directors being outside directors. The term of office for a director is up to three years, but the term is extended to the close of the annual shareholders’ meeting convened with respect to the last full fiscal year of a director’s term of office. If the term of office for a director is not completed and ends before the close of the annual general meeting of shareholders convened with respect to the last full fiscal year of such director’s term of office and a new director is appointed in his or her place, the term of office for such replacement director will coincide with the uncompleted remaining term of office of his or her predecessor.

Under the Commercial Code of Korea, we must establish a committee to nominate candidates for outside directors within the board of directors, and outside directors must make up more than half of the total members of the outside director candidate nominating committee. According to our articles of incorporation, such committee must consist of one non-independent director and all of our outside directors, other than for election of an outside director resulting from the expiration of the term of the office, in which case such outside director whose term is expiring may not be a member of the committee. Our Outside Director Candidate Nominating Committee nominates outside director candidates for appointment at the general shareholders’ meeting.

Upon the request of any director (to the extent that the board of directors does not separately authorize only a particular director to make such request), a meeting of the board of directors will be assembled. The chairperson of the board of directors is elected from among the outside directors by a resolution of the board of directors. The term of office of the chairperson is for one year.

Our current directors are as follows:

Name	Position	Director Since	Date of Birth	Expiration of Term of Office
Non-Independent Directors (1)

Suk-Chae Lee	Chief Executive Officer	January 2009	September 11, 1945	2015
Hyun-Myung Pyo	President	March 2009	October 21, 1958	2014
Il Yung Kim	President	March 2013	September 8, 1956	2014

Outside Directors (1)

E. Han Kim	Chairperson of the Board of Directors, Professor, University of Michigan	March 2009	May 27, 1946	2015
Choon-Ho Lee	Chairperson of the Board of Directors of Korea Educational Broadcasting System	March 2009	July 22, 1945	2015
Jong-Hwan Song	Professor, Myongji University	March 2010	September 5, 1944	2016
Hyun Nak Lee	Professor, Sejong University	March 2011	November 4, 1941	2014
Byong Won Bahk	Chairperson, Korean Federation of Banks	March 2011	September 24, 1952	2014
Keuk Je Sung	Professor, Graduate School of Pan-Pacific International Studies, Kyunghee University	March 2012	June 4, 1953	2015
Sang Kyun Cha	Professor, Department of Electrical and Computer Engineering, Seoul National University	March 2012	February 19, 1958	2016
Do Kyun Song	Advisor, Bae, Kim & Lee LLC	March 2013	September 20, 1943	2016

(1)	All of our non-independent and outside directors beneficially own less than one percent of the issued shares of KT Corporation in the aggregate.

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

Hyun-Myung Pyo is a non-independent director and has served as the president of the Telecommunication and Convergence Group since December 2009. He has previously served as senior executive vice president of the Corporate Center and senior vice president of the WiBro Business Unit and head of the Marketing Group of KTF. Mr. Pyo holds a bachelor’s degree in electronic engineering from Korea University and both his graduate and Ph.D degrees in electronic engineering from Korea University.

Il Yung Kim is a non-independent director and has served as the president of the KT Corporate Center since 2010. He has previously served as the chief of task force team for group strategy at the KT Corporate Center and vice president of technology & innovation at British Telecom Group’s Chief Technology Officer’s Office. Mr. Kim holds a bachelor’s degree in electrical engineering and a master’s degree in microwave engineering and modern optics from University of London.

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

Jong-Hwan Song has served as our outside director since March 2010. He is currently a professor of North Korean studies at Myongji University. Mr. Song holds a bachelor’s degree and a graduate degree in international relations from Seoul National University, a master’s degree in arts in law and diplomacy from The Fletcher School of Law and Diplomacy, Tufts University and a Ph.D. degree in political science from Hanyang University.

Hyun-Nak Lee has served as our outside director since March 2011. He is currently a professor at Sejong University, and was formerly a chief executive officer of Kyonggi Ilbo and an executive director and chief editor of Donga Ilbo. Mr. Lee holds a bachelor’s degree in economics from Seoul National University.

Byong-Won Bahk has served as our outside director since March 2011. He is currently a chairperson of Korean Federation of Banks. He was formerly a vice minister of the Ministry of Finance and Economy, a chief executive officer and chairperson of board of directors at Woori Finance Holdings Co., Ltd. and a chairperson of board of directors at Woori Bank. Mr. Bahk holds a master’s degree in economics from University of Washington.

Keuk Je Sung has served as our outside director since March 2012. He is currently a professor at Kyunghee University Graduate School of Pan-Pacific International Studies. He was formerly Korea’s chief negotiator to the World Trade Organization’s General Agreement on Trade in Services. Mr. Sung holds a Ph.D. degree in economics from Northwestern University.

Sang Kyun Cha has served as our outside director since March 2012. He is currently a Professor of Electrical and Computer Engineering at Seoul National University. Previously, he founded Transact In Memory, Inc. in the United States, which was acquired by SAP AG in 2005, and was subsequently transformed into SAP Labs Korea, Inc. He continues to serve as a director of SAP Labs Korea, Inc. Mr. Cha holds a Ph.D. in database systems from Stanford University.

Do Kyun Song has served as our outside director since March 2013. He is currently an advisor to the law firm of Bae, Kim & Lee LLC. He was formerly a standing member of Korea Communications Commission and the chief executive officer of Seoul Broadcasting System Co., Ltd. Mr. Song holds a bachelor’s degree in Spanish literature from Hanguk University of Foreign Studies.

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

Senior Management

Our executive officers consist of Vice Chairman, President, Senior Executive Vice President, Executive Vice Presidents and Senior Vice Presidents. The executive officers other than the non-independent directors are appointed by the Chief Executive Officer and may serve up to three years.

The current executive officers are as follows:

Name (1)	Title and Responsibilities	Current Position Held Since	Years with the Company	Date of Birth
Sung-Bok Jung	Vice Chairman, Group Legal & Ethics Group	January 2009	4	December 7, 1954
Yu-Yeol Seo	President, Customer Group	January 2010	34	September 9, 1956
Hong-Jin Kim	President, Global & Enterprise Group	December 2012	2	April 25, 1953
Kyu-Taek Nam	Senior Executive Vice President, Customer Group, Chief Sales Operating Officer	February 2013	26	February 6, 1961
Won-Ki Hong	Senior Executive Vice President, Advanced Institute of Technology	March 2012	1	September 28, 1959

Name (1)	Title and Responsibilities	Current Position Held Since	Years with the Company	Date of Birth
Jung-Hee Song	Senior Executive Vice President, Platform & Innovation Group	January 2011	2	February 18, 1958
Hong-Seok Seo	Senior Executive Vice President, Corporate Relations Office	January 2011	2	November 20, 1960
Young-Whan Kim	Senior Advisor, Human Resources Office, Research Fellow	February 2013	30	February 13, 1958
Sang-Bong Nam	Executive Vice President, Group Legal & Ethics Group	January 2013	0	December 19, 1963
Hyeon-Mo Ku	Executive Vice President, Telecom & Convergence Group, Telecom & Convergence Chief Operating Officer	February 2013	26	January 13, 1964
Hae-Jung Park	Executive Vice President, Telecom & Convergence Group Marketing Unit	August 2012	6	May 23, 1963
Tae-Hyo Ahn	Executive Vice President, Telecom & Convergence Group Virtual Goods Business Unit	July 2011	28	January 24, 1962
Young-Hee Song	Executive Vice President, Telecom & Convergence Group Value Innovation Cross Functional Team	August 2012	3	February 10, 1961
Yong-Hwa Park	Executive Vice President, Customer Group Customer Satisfaction Unit	July 2011	29	March 2, 1958
Soo-Kyoung Lim	Executive Vice President, Global & Enterprise Group, Global & Enterprise Chief Business Officer	December 2012	0	December 3, 1961
Kyu-Shik Shin	Executive Vice President, Global & Enterprise Group, Domestic Enterprise Chief Sales Officer	January 2012	2	June 7, 1957
Dong-Myun Lee	Executive Vice President, Advanced Institute of Technology Infrastructure Laboratory	February 2013	21	October 15, 1962
Seong-Mok Oh	Executive Vice President, Network Group	December 2012	27	August 20, 1960
Se-Hyun Oh	Executive Vice President, New Business Unit	December 2012	2	July 2, 1963
Bum-Joon Kim	Executive Vice President, Value Management Office	February 2012	9	March 25, 1965
Seok-Keun Oh	Executive Vice President, Corporate Relations Support Office	January 2012	14	August 28, 1961
Eun-Hye Kim	Executive Vice President, Communications Office	December 2012	2	January 6, 1971
Jae-Geun Choi	Executive Vice President, Communications Office Creating Shared Value Unit	December 2012	4	November 30, 1961
Sang-Hyo Kim	Executive Vice President, Human Resources Office	May 2010	2	April 1, 1956
Jeong-Tae Park	Executive Vice President, Group Shared Service Group	December 2012	29	December 10, 1959
Sa-Il Kwon	Executive Vice President, Group Shared Service Group	February 2013	35	January 30, 1957
Tae-Yol Yoo	Executive Vice President, Economics & Management Research Institute	January 2009	28	April 4, 1960
Sun-Cheol Gweon	Executive Vice President, Office of Chief Executive Officer	February 2013	22	March 1, 1962
Young-Hui Lee	Executive Vice President, Human Resources Office, Research Fellow	October 2011	31	August 7, 1957
Dong-Hoon Han	Executive Vice President, Human Resources Office, Research Fellow	February 2013	31	September 12, 1959
Tae-Il Park	Executive Vice President, Human Resources Office, Research Fellow	February 2013	35	February 24, 1956
Ki-Chul Kim	Executive Vice President, Human Resources Office, Research Fellow	February 2013	12	January 1, 1955
Young-Soo Woo	Senior Vice President, Group Corporate Center Strategy & Planning Office/Corporate Planning Department	February 2013	1	August 13, 1964

Name (1)	Title and Responsibilities	Current Position Held Since	Years with the Company	Date of Birth
Doo-Seong Cheon	Senior Vice President, Group Corporate Center Strategy & Planning Office/Group Executives Department	February 2013	3	May 1, 1968
Sang-Wook Seo	Senior Vice President, Group Corporate Center Strategy & Planning Office/Strategic Investment Department	November 2011	1	January 26, 1972
Young-Lyoul Lee	Senior Vice President, Group Corporate Center Strategy & Planning Office/Special Task Force	February 2013	6	September 17, 1962
Sung-Hoon Shim	Senior Vice President, Group Corporate Center Synergy Management Office	February 2013	25	February 25, 1964
Hoon Cho	Senior Vice President, Group Corporate Center Synergy Management Office/Group Strategy Department	February 2013	20	December 4, 1966
Byung-Sam Park	Senior Vice President, Legal Department	March 2013	0	October 13, 1966
Sook-Kyung Sung	Senior Vice President, Intellectual Property Management Department	June 2010	13	November 18, 1964
Eung-Ho Lee	Senior Vice President, Telecom & Convergence Group, Telecom & Convergence Chief Operating Officer	February 2013	22	December 7, 1962
Bong-Goon Kwak	Senior Vice President, Telecom & Convergence Group Fast Incubation Unit	July 2011	28	March 2, 1960
Jin-Sik Kim	Senior Vice President, Telecom & Convergence Group, Chief Operating Officer of Global Media Business Task Force	March 2013	0	June 21, 1969
Sung-Kyu Yang	Senior Vice President, Telecom & Convergence Group Marketing Unit	January 2011	25	March 14, 1962
Hyung-Wook Kim	Senior Vice President, Telecom & Convergence Group Product Business Unit No. 1	February 2013	16	April 24, 1963
Pill-Jai Lee	Senior Vice President, Telecom & Convergence Group Product Business Unit No. 2	February 2013	25	October 3, 1961
Kyung-Kon Koh	Senior Vice President, Telecom & Convergence Group Online Business Unit	February 2013	3	April 28, 1963
Hye-Jeong Yun	Senior Vice President, Telecom & Convergence Group Internet Marketing Department	March 2011	22	June 12, 1966
Kuk-Hyun Kang	Senior Vice President, Telecom & Convergence Group Device Business Unit	February 2013	24	September 8, 1963
Hyon-Seog Lee	Senior Vice President, Customer Group Sales Planning Unit	February 2013	21	March 10, 1962
Eun-Hee Choi	Senior Vice President, Customer Group Value Creation & Distribution Unit	February 2013	26	March 15, 1963
Young-Sik Park	Senior Vice President, Small & Medium Business Customer Unit	December 2010	34	April 9, 1957
Seung-Gyum Kim	Senior Vice President, Customer Group Operating Support Office	February 2013	27	June 21, 1961
Myung-Bum Pyun	Senior Vice President, Customer Group Northern Seoul Sales Headquarter	August 2012	15	June 19, 1960
Seung-Dong Gye	Senior Vice President, Customer Group Southern Seoul Sales Headquarter	February 2013	35	June 6, 1958
Jae-Eui Choi	Senior Vice President, Customer Group Southern Seoul Sales Headquarter Youngdong Sales Branch	February 2013	26	April 17, 1961
Hyung-Chul Park	Senior Vice President, Customer Group Southern Seoul Sales Headquarter Shinsa Sales Branch	August 2012	27	February 2, 1962

Name (1)	Title and Responsibilities	Current Position Held Since	Years with the Company	Date of Birth
Jong-Hack Kang	Senior Vice President, Customer Group Western Seoul Sales Headquarter	August 2012	27	April 5, 1959
Wook-Yeong Ryu	Senior Vice President, Customer Group Busan Sales Headquarter	January 2012	37	December 20, 1956
Jin-Hoon Kim	Senior Vice President, Customer Group Daegu Sales Headquarter	January 2012	26	May 5, 1960
Sang-Gyun Kim	Senior Vice President, Customer Group Jeonnam Sales Headquarter	February 2013	25	July 20, 1959
Hong-Jae Lee	Senior Vice President, Customer Group Jeonbuk Sales Headquarter	August 2012	27	August 29, 1962
Yun-Su Kim	Senior Vice President, Customer Group Chungnam Sales Headquarter	February 2013	20	November 2, 1963
Tae-Il Kwon	Senior Vice President, Customer Group Chungbuk Sales Headquarter	August 2012	28	January 11, 1958
Moon-Chul Jung	Senior Vice President, Customer Group Gangwon Sales Headquarter	February 2013	27	August 5, 1957
Jun-Su Jeong	Senior Vice President, Customer Group Jeju Sales Headquarter	August 2012	21	November 2, 1962
Hee-Kyoung Song	Senior Vice President, Global & Enterprise Group Enterprise IT Business Unit	February 2013	0	July 24, 1964
Moon-Hwan Lee	Senior Vice President, Global & Enterprise Group Enterprise Telco Business Unit	February 2013	24	October 1, 1963
Han-Wook Jung	Senior Vice President, Global & Enterprise Group Service Delivery Business Unit	February 2013	27	January 22, 1961
Jae-Gyo Kim	Senior Vice President, Global & Enterprise Group Public Customer Business Unit	February 2013	34	September 23, 1958
Yoon-Sik Jeong	Senior Vice President, Global & Enterprise Group Enterprise Customer Business Unit	February 2013	4	September 30, 1964
Jun-Sick Bahk	Senior Vice President, Global & Enterprise Group Global Business Unit	February 2013	2	February 16, 1967
Sang-Wook Kim	Senior Vice President, Global & Enterprise Group Asia Department	January 2012	2	February 14, 1965
Jung-Sub Kwak	Senior Vice President, Global & Enterprise Group Global Project Group	February 2013	1	April 2, 1961
Pan-Sik Shin	Senior Vice President, Global & Enterprise Group Global Project Group	November 2012	26	February 25, 1959
Young-Suk Jeon	Senior Vice President, Global & Enterprise Group Global Project Group	November 2012	22	December 14, 1963
Hong-Beom Jeon	Senior Vice President, Advanced Institute of Technology Strategy Office	February 2013	21	October 3, 1962
Sung-Chun Lee	Senior Vice President, Advanced Institute of Technology Service Laboratory	February 2013	27	May 28, 1960
Yoon-Young Park	Senior Vice President, Advanced Institute of Technology Convergence Laboratory	February 2013	20	April 18, 1962
Jae-Yoon Park	Senior Vice President, Network Group Network Strategy Planning Unit	February 2013	26	December 18, 1960
Cha-Hyun Yoon	Senior Vice President, Network Group Network Building Unit	February 2013	28	December 2, 1961
Young-Sik Kim	Senior Vice President, Network Group Network Operation & Maintenance Unit	February 2013	22	March 15, 1961
Tae-Sung Lim	Senior Vice President, Network Group Global Technology Consulting Unit	February 2013	22	March 4, 1963
Young-Hyun Kim	Senior Vice President, Network Group Gangbuk Network Operation & Maintenance Headquarter	August 2012	35	December 19, 1958
Cheol-Gyu Lee	Senior Vice President, Network Group Honam Network Operation & Maintenance Headquarter	August 2012	27	August 24, 1960

Name (1)	Title and Responsibilities	Current Position Held Since	Years with the Company	Date of Birth
Dae-San Lee	Senior Vice President, Network Group Daegu Network Operation & Maintenance Headquarter	February 2013	26	January 10, 1961
Yung-Sig Yoon	Senior Vice President, Network Group Busan Network Operation & Maintenance Headquarter	February 2013	29	November 20, 1956
Jae-Ho Jang	Senior Vice President, Platform & Innovation Group IT Strategy & Planning Unit	February 2012	1	July 12, 1962
June-Keun Kim	Senior Vice President, Platform & Innovation Group Management Infrastructure Innovation Department	December 2011	2	November 12, 1966
Sang-Yong Lee	Senior Vice President, Platform & Innovation Group Data & Information Security Department	November 2010	2	December 23, 1967
Jae Lee	Senior Vice President, Platform & Innovation Group Business & Information Transformation Unit	December 2010	2	March 2, 1970
Hyeon-Kyu Lee	Senior Vice President, Platform & Innovation Group Open Platform Development Unit	January 2011	2	May 13, 1962
Yi-Shik Kim	Senior Vice President, Platform & Innovation Group Big Data Department	December 2012	0	December 16, 1968
Dong-Sik Yun	Senior Vice President, Platform & Innovation Group Common Platform Development Unit	February 2013	25	June 9, 1963
Jung-Sik Suh	Senior Vice President, Platform & Innovation Group Cloud Convergence Task Force	March 2013	6	June 21, 1969
Ji-Yun Kim	Senior Vice President, Platform & Innovation Group Cloud Infra Development Unit	February 2012	1	January 27, 1968
Jae-Ho Song	Senior Vice President, Platform & Innovation Group Business Transformation Office Unit	February 2013	20	March 26, 1966
Gwang-Suk Shin	Senior Vice President, Value Management Office Value Management Department	March 2012	24	January 5, 1960
Seong-Jin Lee	Senior Vice President, Value Management Office Group Financial & Accounting Department	January 2009	16	December 2, 1958
Jae-Yon Cha	Senior Vice President, Value Management Office Cash Flow Management Department	January 2012	22	September 25, 1965
Choong-Seop Lee	Senior Vice President, Corporate Relations Support Office Corporate Relations Cooperation Department	January 2012	13	June 3, 1958
Young-Pil Park	Senior Vice President, Corporate Relations Support Office Corporate Relations Support Department	March 2009	8	February 9, 1968
Min-Woo Seo	Senior Vice President, Communications Office Public Affairs and Communications Department No. 1	January 2009	27	February 7, 1960
Hwa Jung	Senior Vice President, Human Resources Office	December 2010	24	August 10, 1964
Hyun-Yok Sheen	Senior Vice President, Group Shared Service Group General Affairs Office	February 2013	19	August 25, 1968
Sang-Pyo Kwon	Senior Vice President, Group Shared Service Group Procurement Strategy Office	January 2012	27	January 7, 1960
Young-Beum Joo	Senior Vice President, Group Shared Service Group KT Sports Department	August 2012	24	October 1, 1963
Hee-Su Kim	Senior Vice President, Economics & Management Research Institute	February 2012	2	October 15, 1962
Hyo-Sill Kim	Senior Vice President, Economics & Management Research Institute Network Value Task Force	February 2012	20	April 17, 1963

Name (1)	Title and Responsibilities	Current Position Held Since	Years with the Company	Date of Birth
Kwang-Jin Oh	Senior Vice President, Economics & Management Research Institute Group Consulting Support Unit	January 2012	15	January 15, 1959
Jin-Soo Sohn	Senior Vice President, Group Consulting Support Unit Project Expert Group	February 2013	27	December 15, 1960
Dae-Su Park	Senior Vice President, Group Consulting Support Unit Project Expert Group	February 2013	23	October 28, 1963
Jin-Chul Kim	Senior Vice President, Human Resources Office	February 2013	24	May 25, 1962
Gang-Geun Lee	Senior Vice President, Human Resources Office	February 2013	24	June 22, 1961
Jae-Hyeon Kim	Senior Vice President, Human Resources Office	February 2013	15	September 26, 1962
Won-Sik Han	Senior Vice President, Human Resources Office	February 2013	28	October 26, 1960
Kyung-Seok Park	Senior Vice President, Human Resources Office, Research Fellow	February 2013	27	February 10, 1958
Jung-Won Park	Senior Vice President, Human Resources Office, Research Fellow	February 2013	27	July 26, 1959
Ki-Soong Jang	Senior Vice President, Human Resources Office, Research Fellow	February 2013	28	October 17, 1958
Youn-Mo Jeon	Senior Vice President, Human Resources Office, Research Fellow	February 2013	15	September 6, 1960
Sung-Hwan Gong	Senior Vice President, Human Resources Office, Research Fellow	February 2013	27	December 21, 1960

(1)	All of our executive officers beneficially own less than one percent of the issued shares of KT Corporation in the aggregate.

Item 6.B.  Compensation

Compensation of Directors

In 2012, the total amount of salaries, bonuses (including long-term performance-based incentives for directors) and allowances paid and accrued to all directors of KT Corporation for services in all capacities was approximately ￦4 billion. The aggregate amount accrued by us to provide retirement benefits to such persons was ￦274 million in 2012. Starting in 2009, we no longer pay long-term performance-based incentives to our outside directors.

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

Item 6.C.  Board Practices

As of December 31, 2012, none of our non-independent or outside directors maintained directors’ service contracts with us or with any of our subsidiaries providing for benefits upon termination of employment.

Corporate Governance Committee

The Corporate Governance Committee is comprised of four outside directors and one non-independent director, Choon-Ho Lee, E. Han Kim, Byong Won Bahk, Sang Kyun Cha and Hyun-Myung Pyo. The chairperson is Choon-Ho Lee. The committee is responsible for the review of matters with respect to our Corporate Governance Guidelines and our performance under such guidelines to monitor effectiveness of our corporate governance.

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

Evaluation and Compensation Committee

The Evaluation and Compensation Committee is currently comprised of four outside directors, Jong-Hwan Song, Choon-Ho Lee, Keuk Je Sung and Do Kyun Song. The chairperson is Jong-Hwan Song. The committee’s duties include prior review of the Chief Executive Officer’s management goals, terms and conditions proposed for inclusion in the management contract of the Chief Executive Officer, including, but not limited to, determining whether the Chief Executive Officer has achieved the management goals, and the determination of compensation of the Chief Executive Officer and the non-independent directors. The committee members are elected by the board after the closing of the annual meeting, and the term of the committee members is for one year.

Executive Committee

The Executive Committee is currently comprised of all of the non-independent directors. The chairperson is Suk-Chae Lee. The committee’s duties include the establishment and management of branch offices, the acquisition and disposal of real estate having market value between ￦15 billion to ￦30 billion, making investments and providing guarantees between ￦15 billion to ￦30 billion, the disposal and sale of stocks of our subsidiaries, which stocks have a market value of between ￦15 billion and ￦30 billion, provided that no change of control with respect to such subsidiary occurs as a result of such disposal or sale, the authorization of charitable contributions between ￦100 million to ￦1 billion and the issuance of certain debt securities.

Related-Party Transactions Committee

The Related-Party Transactions Committee is currently comprised of four outside directors, Keuk Je Sung, Jong-Hwan Song, Hyun-Nak Lee and Do-Kyun Song. The chairperson is Keuk Je Sung. This committee reviews transactions between KT Corporation and its subsidiaries and ensures compliance with applicable antitrust laws. The committee members are elected by the board after the annual meeting, and the term of the committee members is for one year.

Audit Committee

Under the Commercial Code of Korea, we are required to establish an audit committee comprised of three or more outside directors comprised of at least two-thirds of the audit committee members. Audit Committee members must also meet the applicable independence criteria set forth under the rules and regulations of the Sarbanes-Oxley Act of 2002. The committee is currently comprised of Hyun-Nak Lee, E. Han Kim, Byong Won Bahk and Sang Kyun Cha. The chairperson is Hyun-Nak Lee. Members of the committee are elected by our shareholders at the shareholders’ meeting. Our internal and external auditors report directly to the committee.

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

Item 6.D.  Employees

On a non-consolidated basis, we had 32,186 employees as of December 31, 2012, compared to 31,981 employees as of December 31, 2011 and 31,155 employees as of December 31, 2010.

Voluntary Early Retirement Plans

We sponsor a voluntary early retirement plan where we provide additional financial incentives for our employees to retire early, as part of our efforts to improve operational efficiencies. In 2010, 2011 and 2012, 124, 314 and 183 employees, respectively, retired under our voluntary early retirement plan.

Labor Relations

We consider our current relations with our work force to be good. However, in the past, we have experienced opposition from our labor union for our strategy of restructuring to improve our efficiency and profitability by disposing of non-core businesses and reducing our employee base.

As of December 31, 2012, about 78.1% of the employees of KT Corporation were members of the KT Trade Union. On behalf of its members, the Union negotiates with us a collective bargaining agreement every two years, and our current collective bargaining agreement expires on May 23, 2013. The current collective bargaining agreement provides that even in the event of a strike, the minimum number of employees necessary to operate the telecommunications business must continue to work.

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

Employee Stock Ownership and Benefits

We have an employee stock ownership association, which may purchase on behalf of its members up to 20.0% of any of our shares offered publicly in Korea. The employee stock ownership association owned 1.2% of our issued shares as of December 31, 2012.

In accordance with the National Pension Act of Korea, we contribute an amount equal to 4.5% of an employee’s standard monthly wages, and each employee contributes 4.5% of his or her standard monthly wages, into his or her personal pension account. Our employees, including executive officers as well as non-executive employees, are subject to a pension insurance system, under which we make monthly contributions to the pension accounts of the employees, and upon retirement, such employees are paid the pension amount due from their pension accounts. Prior to April 2011, our executive and non-executive employees were subject to a lump-sum severance payment system, under which they were entitled to receive a lump-sum severance payment upon termination of their employment, based on their length of service and salary level at the time of termination. Starting in April 2011, in accordance with the Korean Employee Retirement Income Security Act, we replaced such lump-sum severance payment system with our current pension insurance system in the form of a defined benefit plan, and also introduced a defined contribution plan in December 2012, with a total combined unfunded portion of approximately ￦548 billion as of December 31, 2012. Lump-sum severance amounts previously accrued prior to our adoption of the current pension insurance system continue to remain payable. We also provide a wide range of fringe benefits to our employees, including housing, housing loans, company-provided hospitals and schools, a company-sponsored pension program, an employee welfare fund, industrial disaster insurance, cultural and athletic facilities, physical education grants, meal allowances, medical examinations and training and resort centers. See “Item 5. Operating and Financial Review and Prospects—Item. 5.A. Operating Results—Salaries and Related Costs.”

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

Item 6.E.  Share Ownership

Common Stock

The persons who are currently our directors held, as a group, 62,449 common shares as of March 31, 2013, the most recent date for which this information is available. The table below shows the ownership of our common shares by directors:

Shareholders	Number of Common Shares Owned
Suk-Chae Lee	47,356
Hyun-Myung Pyo	8,290
Il Yung Kim	2,027
Sang Kyun Cha	2,400
E. Han Kim	584
Choon-Ho Lee	583
Jong-Hwan Song	583
Byong Won Bahk	313
Hyun Nak Lee	313
Keuk Je Sung	—
Do Kyun Song	—

Stock Options

We have not granted any stock options to our current directors and executive officers.

Item 7.  Major Shareholders and Related Party Transactions

Item 7.A.  Major Shareholders

The following table sets forth certain information relating to the shareholders of our common stock as of December 31, 2012:

Shareholders	Number of Shares	Percent of Total Shares Issued
National Pension Corporation	17,786,652	6.81%
Mirae Asset Global Investments Co., Ltd.	14,811,769	5.67%
NTTDoCoMo, Inc.	14,257,813	5.46%
Employee stock ownership association	3,124,611	1.20%
Directors as a group	62,449	0.02%
Public	193,592,512	74.14%
KT Corporation (held in the form of treasury stock) (1)	17,476,002	6.69%

Total issued shares	261,111,808	100.00%

(1)	Includes shares of treasury stock owned by our treasury stock fund and 86,585 shares owned by BC Card Co., Ltd., our consolidated subsidiary.

Item 7.B.  Related Party Transactions

We have engaged in various transactions with our subsidiaries and affiliated companies. See Note 33 to the Consolidated Financial Statements. We have not issued any guarantees in favor of our consolidated subsidiaries.

Item 7.C.  Interests of Experts and Counsel

Not applicable.

Item 8.  Financial Information

Item 8.A.  Consolidated Statements and Other Financial Information

See “Item 18—Financial Statements” and pages F-1 through F-90.

Legal Proceedings

In November 2009, 56 of our former customers began a claim against us for an aggregate ￦130 million in damages, alleging that we improperly subscribed them to our optional flat rate plans for fixed-line services without properly obtaining their consent or giving notification. The Seoul Central District Court ruled in our favor on all claims in May 2011, and the plaintiffs filed an appeal in June 2011. The Seoul High Court overruled the plaintiffs’ appeal in December 2011, and the plaintiffs subsequently filed an appeal to the Supreme Court of Korea. In March 2012, the Supreme Court of Korea denied the plaintiffs’ appeal. In connection with this complaint, the Korea Communications Commission investigated our past practices regarding our subscription of customers to optional flat rate plans, and issued an administrative decision in April 2011 which imposed several corrective orders including amendments to our standard terms of use and issuance of an administrative fine of approximately ￦10 billion. We paid such fines to the Korea Communications Commission and implemented its corrective orders.

As part of our decision to apply for reallocation of the 20 MHz bandwidth in the 1.8 GHz spectrum, we applied to the Korea Communications Commission to terminate our 2G PCS services, and on November 23, 2011, the Korea Communications Commission approved our plan. However, on November 30, 2011, approximately 900 of our 2G PCS service subscribers filed a class-action suit against the Korea Communications Commission for its approval of our plan, claiming that we used improper means to reduce our 2G PCS subscribers to comply with regulatory requirements before terminating the 2G PSC services and that the Korea Communications Commission did not consider such factor in approving our plan. On December 6, 2011, the Seoul Administrative Court issued a preliminary injunction, which temporarily suspended our termination of the 2G PCS services until the case went to trial. We immediately appealed the decision and the Seoul High Court overruled the preliminary injunction on December 26, 2011 and reinstated the Korea Communications Commission’s approval. Accordingly, we terminated our 2G PCS services in the Seoul metropolitan area and began the termination process for the rest of Korea on January 3, 2012. On January 12, 2012, the 2G subscribers filed an appeal of the Seoul High Court’s decision with the Supreme Court of Korea, and on February 1, 2012, the Supreme Court of Korea denied such appeal. On January 17, 2012, trial for the original class-action suit filed by the 2G subscribers began in the Seoul Administrative Court. On May 8, 2012, the Seoul Administrative court ruled in our favor on all claims and the plaintiffs subsequently filed an appeal with the Seoul High Court. On September 15, 2012, the Seoul High Court denied the plaintiffs’ appeal, and the plaintiffs appealed the decision to the Supreme Court of Korea. On February 15, 2013, the Supreme Court of Korea denied the plaintiffs’ appeal. There are currently three other similar appeals pending in the Supreme Court of Korea. We expect these appeals to also be resolved in our favor.

In July 2012, the Fair Trade Commission issued to us an administrative fine of approximately ￦5 billion as well as certain corrective orders, after investigating certain pricing and subsidy practices of mobile service carriers and handset manufacturers. Samsung Electronics Co., Ltd., LG Electronics Co., Ltd., Pantech Curitel Co., Ltd., SK Telecom and LG U+ were also issued administrative fines as a result of the investigation. We filed for a stay of execution of the Fair Trade Commission’s decision, and on January 18, 2013, the Supreme Court of Korea granted a stay of execution with respect to the corrective order, and denied the stay of execution with respect to the administrative fine. We paid the entire fine in September 2012. In September 2012, we filed a lawsuit with the Seoul High Court against the Fair Trade Commission to appeal the administrative fine and the corrective order. The first oral argument session was held on December 20, 2012, and the outcome of the lawsuit, and any effect it may have on us, cannot be determined at this time.

Based on investigations conducted in December 2012 and January 2013, the Korea Communications Commission imposed a combined fine of approximately ￦12 billion on SK Telecom, LG U+ and us in January 2013 (our fine being approximately ￦2.9 billion), for providing subsidies that were higher than those allowed under current regulations to new mobile phone purchasers and subscribers, and also imposed temporary suspensions from recruiting new customers ranging from 20 days to 24 days from signing new subscribers. In March 2013, the Korea Communications Commission again imposed a combined fine of approximately ￦5 billion on SK Telecom, LG U+ and us (our fine being approximately ￦1.6 billion), for continuing to offer subsidies during the suspension period.

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

Year	Annual Dividend per Common Stock	Interim Dividend per Common Stock	Average Total Dividend per Common Stock
	(In Won)	(In Won)	(In Won)
2008	1,120	—	1,120
2009	2,000	—	2,000
2010	2,410	—	2,410
2011	2,000	—	2,000
2012	2,000	—	2,000

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

Item 9.  The Offer and Listing

Item 9.A.  Offer and Listing Details

Market Price Information

Common Stock

Our shares were listed on the KRX KOSPI Market on December 23, 1998. The price of the shares on the KRX KOSPI Market as of the close of trading on April 26, 2013 was ￦35,750 per share. The table below shows the high and low closing prices and the average daily volume of trading activity on the KRX KOSPI Market for the shares since January 2008.

	Price		Average Daily Trading Volume
	High	Low
	(In Won)		(Number of shares)
2008	52,200	29,500	1,019,430
2009	42,000	33,100	1,371,110
2010	50,600	39,150	1,343,486
2011	45,500	34,200	1,063,506
First quarter	45,500	37,850	1,131,917
Second quarter	40,700	36,350	874,054
Third quarter	40,700	34,200	1,287,651
Fourth quarter	38,300	35,450	960,651
2012	39,750	27,700	1,067,315
First quarter	35,450	31,450	1,031,595
Second quarter	31,600	27,700	1,056,858
Third quarter	36,350	30,650	1,181,895
Fourth quarter	39,750	34,500	993,862
2013 (through April 26)	38,750	34,000	1,015,632
First quarter	38,750	34,600	1,037,037
January	38,750	35,150	1,080,555
February	38,450	34,600	1,203,079
March	37,150	34,850	831,428
Second quarter (through April 26)	36,500	34,000	950,344
April (through April 26)	36,500	34,000	950,344

Source:	KRX KOSPI Market.

ADSs

The outstanding ADSs, each of which represents one-half of one share of our common stock, have been traded on the New York Stock Exchange and the London Stock Exchange since May 25, 1999.

The price of the ADSs on the New York Stock Exchange as of the close of trading on April 26, 2013 was $15.96 per ADS. The table below shows the high and low trading prices and the average daily volume of trading activity on the New York Stock Exchange for our ADSs since January 2008.

	Price		Average Daily Trading Volume
	High	Low
	(In US$)		(Number of ADSs)
2008	27.10	10.10	819,733
2009	17.64	11.42	639,566
2010	22.62	17.12	784,905
2011	20.86	14.49	1,124,692
First quarter	20.72	18.34	1,380,642
Second quarter	20.86	17.75	1,184,508
Third quarter	19.86	14.78	1,132,314
Fourth quarter	17.52	14.49	805,246
2012	18.23	11.65	1,004,064
First quarter	15.49	13.69	1,436,411
Second quarter	13.90	11.65	938,943
Third quarter	16.24	13.38	887,720
Fourth quarter	18.23	15.38	756,111
2013 (through April 26)	18.07	14.92	690,226
First quarter	18.07	15.65	766,282
January	18.07	16.79	665,558
February	17.48	15.78	802,875
March	16.98	15.65	837,281
Second quarter (through April 26)	16.19	14.92	463,445
April (through April 26)	16.19	14.92	463,445

Source:	New York Stock Exchange.

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

Year	Opening	High	Low	Closing	Period Average
					Dividend Yield (1) (2) (Percent)	Price Earnings Ratio (2) (3)
1985	139.53	163.37	131.40	163.37	5.3	5.2
1986	161.40	279.67	153.85	272.61	4.3	7.6
1987	264.82	525.11	264.82	525.11	2.6	10.9
1988	532.04	922.56	527.89	907.20	2.4	11.2
1989	919.61	1,007.77	844.75	909.72	2.0	13.9
1990	908.59	928.82	566.27	696.11	2.2	12.8
1991	679.75	763.10	586.51	610.92	2.6	11.2
1992	624.23	691.48	459.07	678.44	2.2	10.9
1993	697.41	874.10	605.93	866.18	1.6	12.7
1994	879.32	1,138.75	855.37	1,027.37	1.2	16.2
1995	1,027.45	1,016.77	847.09	882.94	1.2	16.4
1996	882.29	986.84	651.22	651.22	1.3	17.8
1997	647.67	792.29	350.68	376.31	1.5	17.0
1998	374.41	579.86	280.00	562.46	1.9	10.8
1999	565.10	1,028.07	498.42	1,028.07	1.1	13.5
2000	1,028.33	1,059.04	500.60	504.62	2.1	12.9
2001	503.31	704.50	468.76	693.70	1.7	16.4
2002	698.00	937.61	584.04	627.55	1.6	15.2
2003	633.03	822.16	515.24	810.71	2.0	11.8
2004	821.26	936.06	719.59	895.92	2.0	13.8
2005	896.00	1,379.37	870.84	1,379.37	1.8	10.6
2006	1,383.32	1,464.70	1,203.86	1,434.46	1.6	11.1
2007	1,438.89	2,064.85	1,355.79	1,897.13	1.4	15.8
2008	1,891.45	1,888.88	938.75	1,124.47	2.6	8.9
2009	1,132.87	1,718.88	1,018.81	1,682.77	1.6	22.9
2010	1,696.14	2,051.00	1,552.79	2,051.00	1.1	17.8
2011	2,078.08	2,228.96	1,652.71	1,825.74	1.5	10.5
2012	1,826.37	2,049.28	1,769.31	1,997.05	1.3	12.3
2013 (through April 26)	2,031.10	2,031.10	1,900.06	1,944.56	1.3	12.9

Source:	The KRX KOSPI Market

(1)	Dividend yields are based on daily figures. Dividend yields after January 3, 1984 include cash dividends only.

(2)	Starting in April 2000, dividend yield and price earnings ratio are calculated based on KOSPI 200, an index of 200 equity securities listed on the KRX KOSPI Market. Starting in April 2000, KOSPI 200 excludes classified companies, companies which did not submit annual reports to the KRX KOSPI Market, and companies which received qualified opinion from external auditors.

(3)	The price earnings ratio is based on figures for companies that record a profit in the preceding year.

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

With certain exceptions, principally to take account of a share being quoted “ex-dividend” and “ex-rights,” permitted upward and downward movements in share prices of any category of shares on any day are limited under the rules of the KRX KOSPI Market to 15% of the previous day’s closing price of the shares, rounded down as set out below:

Previous Days’ Closing Price	Rounded Down To
Less than ￦5,000	￦	5
￦5,000 to less than ￦10,000	￦	10
￦10,000 to less than ￦50,000	￦	50
￦50,000 to less than ￦100,000	￦	100
￦100,000 to less than ￦500,000	￦	500
￦500,000 or more	￦	1,000

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

The number of companies listed on the KRX KOSPI Market, the corresponding total market capitalization at the end of the periods indicated and the average daily trading volume for those periods are set forth in the following table:

	Market Capitalization on the Last Day of Each Period			Average Daily Trading Volume, Value
Year	Number of Listed Companies	(Billions of Won)	(Millions of Dollars) (1)	Thousands of Shares	(Millions of Won)	(Thousands of Dollars) (1)
1985	342	6,570	7,381	18,925	12,315	13,834
1986	355	11,994	13,924	31,755	32,870	38,159
1987	389	26,172	33,033	20,353	70,185	88,583
1988	502	64,544	94,348	10,367	198,364	289,963
1989	626	95,477	140,490	11,757	280,967	414,430
1990	669	79,020	110,301	10,866	183,692	256,411
1991	686	73,118	96,107	14,022	214,263	281,629
1992	688	84,712	107,448	24,028	308,246	390,977
1993	693	112,665	139,420	35,130	574,048	710,367
1994	699	151,217	191,730	36,862	776,257	984,223
1995	721	141,151	182,201	26,130	487,762	629,613
1996	760	117,370	139,031	26,571	486,834	575,680
1997	776	70,989	50,162	41,525	555,759	392,707
1998	748	137,799	114,091	97,716	660,429	546,803
1999	725	349,504	305,137	278,551	3,481,620	3,039,655
2000	704	188,042	149,275	306,163	2,602,211	2,065,739
2001	689	253,843	191,421	473,241	1,997,420	1,506,237
2002	683	258,681	215,496	857,245	3,041,598	2,533,815
2003	684	355,363	296,679	542,010	2,216,636	1,850,589
2004	683	412,588	395,275	372,895	2,232,109	2,138,445
2005	702	655,075	646,668	467,629	3,157,662	3,117,139
2006	731	704,588	757,948	279,096	3,435,180	3,695,332

	Market Capitalization on the Last Day of Each Period			Average Daily Trading Volume, Value
Year	Number of Listed Companies	(Billions of Won)	(Millions of Dollars) (1)	Thousands of Shares	(Millions of Won)	(Thousands of Dollars) (1)
2007	746	951,887	1,014,589	363,732	5,539,588	5,904,485
2008	765	576,888	458,757	355,205	5,189,644	4,126,953
2009	770	887,316	759,949	483,902	5,783,552	4,953,367
2010	777	1,141,885	1,002,621	380,859	5,619,768	4,934,382
2011	791	1,041,999	903,493	353,760	6,863,146	5,950,877
2012	784	1,154,294	1,077,672	486,480	4,823,643	4,503,448
2013 (through April 26)	774	1,125,823	1,010,704	396,220	4,089,597	3,671,422

Source:	The KRX KOSPI Market

(1)	Converted at the Concentration Base Rate of The Bank of Korea or the Market Average Exchange Rate as announced by Seoul Money Brokerage Services Limited, as the case may be, at the end of the periods indicated.

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

As the cash deposited with a securities company is regarded as belonging to the securities company, which is liable to return the same at the request of its customer, the customer cannot take back deposited cash from the securities company if a bankruptcy or reorganization procedure is instituted against the securities company and, therefore, can suffer from loss or damage as a result. However, the Depositor Protection Act provides that Korea Deposit Insurance Corporation will, upon the request of the investors, pay investors up to ￦50 million in case of the securities company’s bankruptcy, liquidation, cancellation of securities business license or other insolvency events. Pursuant to the Financial Investment Services and Capital Markets Act, securities companies are required to deposit the cash received from its customers to the extent the amount not covered by the insurance with the Korea Securities Finance Corporation, a special entity established pursuant to the Securities and Exchange Act

Set-off or attachment of cash deposits by securities companies is prohibited. The premiums related to this insurance are paid by securities companies.

Item 9.D.  Selling Shareholders

Not applicable.

Item 9.E.  Dilution

Not applicable.

Item 9.F.  Expenses of the Issuer

Not applicable.

Item 10.  Additional Information

Item 10.A.  Share Capital

Currently, our authorized share capital is 1,000,000,000 shares, which consists of shares of common stock, par value ￦5,000 per share (“Common Shares”) and shares of non-voting preferred stock, par value ￦5,000 per share (“Non-Voting Shares”). Common Shares and Non-Voting Shares together are referred to as “Shares.” Under our articles of incorporation, we are authorized to issue Non-Voting Shares up to one-fourth of our total issued capital stock. As of December 31, 2012, 261,111,808 Common Shares were issued, of which 17,476,002 shares were held by the treasury stock fund or us as treasury shares. We have never issued any Non-Voting Shares. All of the issued Common Shares are fully-paid and non-assessable and are in registered form. We issue share certificates in denominations of 1, 5, 10, 50, 100, 500, 1,000 and 10,000 shares.

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

Under the Commercial Code, we may pay our dividend only out of the excess of our net assets, on a non-consolidated basis, over the sum of (1) our stated capital and (2) the total amount of our capital surplus reserve and earned surplus reserve (the “Legal Reserve”) accumulated up to the end of the relevant dividend period. In addition, we may not pay any dividend unless we have set aside as earned surplus reserve an amount equal to at least 10% of the cash portion of the dividend or unless we have accumulated an earned surplus reserve of not less than one-half of our stated capital. We may not use the Legal Reserve to pay cash dividends but may transfer amounts from the Legal Reserve to capital stock or use the Legal Reserve to reduce an accumulated deficit.

Distribution of Free Shares

In addition to paying dividends in Shares out of our retained or current earnings, we may also distribute to our shareholders an amount transferred from the Legal Reserve to our stated capital in the form of free shares. We must distribute such free shares to all our shareholders in proportion to their existing shareholdings.

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

Under the Commercial Code, it is required that the new Shares, convertible bonds or bonds with warrants be issued to persons other than the existing shareholders solely for the purpose of achieving managerial objectives. Under our articles of incorporation, we may issue new Shares pursuant to a board resolution to persons other than existing shareholders, who in these circumstances will not have preemptive rights, if the new Shares are:

•	publicly offered pursuant to Articles 4 and 119 of the Financial Investment Services and Capital Markets Act;

•	issued to members of our employee stock ownership association;

•	represented by depositary receipts;

•	issued upon exercise of stock options granted to our officers and employees;

•	issued through an offering to public investors pursuant to Article 165-6 of the Financial Investment Services and Capital Markets Act, the amount of which is no more than 10% of the issued Shares;

•	issued in order to satisfy specific needs such as strategic alliance, inducement of foreign funds or new technology, improvement of financial structure or other capital raising requirement; or

•	issued to domestic or foreign financial institutions when necessary for raising funds in emergency cases.

In addition, we may issue convertible bonds or bonds with warrants, each up to an aggregate principal amount of ￦2,000 billion, to persons other than existing shareholders in the situations described above.

Members of our employee stock ownership association, whether or not they are our shareholders, generally have a preemptive right to subscribe for up to 20.0% of the Shares publicly offered pursuant to the Financial Investment Services and Capital Markets Act. This right is exercisable only to the extent that the total number of Shares so acquired and held by members of our employee stock ownership association does not then exceed 20.0% of the total number of Shares then issued (including in such total both: (i) all issued and outstanding Shares at the time the preemptive rights are exercised; and (ii) all Shares to be newly issued in the applicable share issuance transaction in connection with which such preemptive rights are exercised). As of December 31, 2012, 1.2% of the issued Shares were held by members of our employee stock ownership association.

Limitation on Shareholdings

The Telecommunications Business Act permits maximum aggregate foreign shareholding in us to be 49.0% of our total issued and outstanding Shares with voting rights (including equivalent securities with voting rights, e.g., depositary certificates and certain other equity interests). For the purposes of the foregoing, a shareholder is a “foreign shareholder” if such shareholder is: (1) a foreign person; (2) a foreign government; or (3) a company whose largest shareholder is a foreign person (including any “specially related persons” as determined under the Financial Investment Services and Capital Markets Act) or a foreign government, in circumstances where (i) such foreign person or foreign government holds, in aggregate, 15.0% or more of such company’s total voting shares, and (ii) such company holds at least 1.0% of our total issued and outstanding Shares with voting rights. For the avoidance of doubt, both of conditions (i) and (ii) in the foregoing item (3) must exist for such a company to be counted as a “foreign shareholder” for the purposes of calculating whether the 49.0% foreign shareholding threshold is reached under the Telecommunications Business Act. In addition, the Telecommunications Business Act prohibits a foreign shareholder from being our largest shareholder if such shareholder owns 5.0% or more of our Shares with voting rights. For the purposes of this restriction, any two or more foreign persons or foreign governments who enter into an agreement to act in concert in the exercise of their voting rights will be counted together and prohibited from becoming our largest shareholder in the event that they collectively hold 5.0% or more of our Shares. The Foreign Investment Promotion Act also prohibits any foreign shareholder from being our largest shareholder, if such shareholder owns 5.0% or more of our Shares with voting rights. For the purposes of this restriction under the Foreign Investment Promotion Act, a “foreign shareholder” is defined in the same manner as described above with respect to the foreign shareholding restriction under the Telecommunications Business Act, provided, however, that no exception is made under the Foreign Investment Promotion Act regulations for companies that own less than 1.0% of our Shares (see item (3)(ii) above in this paragraph). A foreigner who has acquired the Shares in excess of such ceiling described above may not exercise its voting rights for shares in excess of such limitation, and the MSIP may require corrective measures to comply with the ownership restrictions.

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

We must give shareholders written notice setting out the date, place and agenda of the meeting at least two weeks before the date of the general meeting of shareholders. However, for holders of less than 1.0% of the total number of issued and outstanding Common Shares, we may give notice by placing at least two public notices in at least two daily newspapers at least two weeks in advance of the meeting. Currently, we use Seoul Shinmun, Maeil Business Newspaper and The Korea Economic Daily published in Seoul for this purpose. Shareholders not on the shareholders’ register as of the record date are not entitled to receive notice of the general meeting of shareholders or attend or vote at the meeting. Holders of Non-Voting Shares are not entitled to receive notice of general meetings of shareholders, but may attend such meetings.

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

Appraisal Rights of Dissenting Shareholders

In some limited circumstances, including the transfer of the whole or any significant part of our business and our merger or consolidation with another company, dissenting shareholders have the right to require us to purchase their Shares. To exercise this right, shareholders must submit to us a written notice of their intention to dissent before the general meeting of shareholders. Within 20 days after the relevant resolution is passed at a meeting, the dissenting shareholders must request us in writing to purchase their Shares. We are obligated to purchase the Shares of dissenting shareholders within one month after the expiration of the 20-day period. The purchase price for the Shares is required to be determined through negotiation between the dissenting shareholders and us. If we cannot agree on a price through negotiation, the purchase price will be the average of (1) the weighted average of the daily Share prices on the KRX KOSPI Market for the two-month period before the date of the adoption of the relevant board resolution, (2) the weighted average of the daily Share price on the KRX KOSPI Market for the one month period before the date of the adoption of the relevant board resolution and (3) the weighted average of the daily Share price on the KRX KOSPI Market for the one week period before the date of the adoption of the relevant board resolution. However, if we or any of the dissenting shareholders do not accept the purchase price calculated using the above method, the rejecting party may request the court to determine the purchase price. Holders of ADSs will not be able to exercise appraisal rights unless they have withdrawn the underlying common stock and become our direct shareholders.

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

Annual Reports

At least one week before the annual general meeting of shareholders, we must make our annual report and audited consolidated financial statements available for inspection at our principal office and at all of our branch offices. In addition, copies of annual reports, the audited consolidated financial statements and any resolutions adopted at the general meeting of shareholders will be available to our shareholders.

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

Our transfer agent is Kookmin Bank, located at 24-3, Yoido-dong, Youngdungpo-ku, Seoul, Korea.

Acquisition of Shares by Us

Under the Commercial Code, we may acquire our own Shares by (i) purchasing on the KRX KOSPI Market, or (ii) purchasing from shareholders on a pro rata basis in accordance with the number of shares held by each shareholder. The aggregate purchase price for the Shares may not exceed the total amount available for distribution of dividends at the end of the preceding fiscal year. Moreover, we must acquire our own Shares from dissenting shareholders who exercise their appraisal rights.

Under the Financial Investment Services and Capital Markets Act, we may acquire Shares only by (i) purchasing on the KRX KOSPI Market, (ii) purchasing from shareholders on a pro rata basis in accordance with the number of shares held by each shareholder, or (iii) receiving Shares returned to us upon the cancellation or termination of a trust agreement with a trustee who acquired the Shares by either of the methods indicated above. The aggregate purchase price for the Shares may not exceed the total amount available for distribution of dividends at the end of the preceding fiscal year.

In general, corporate entities in which we own a 50.0% or more equity interest may not acquire our Shares.

As of December 31, 2012, there were 17,476,002 treasury shares including shares held by our treasury stock fund.

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

•	over-the-counter transactions between foreigners of a class of shares for which the ceiling on aggregate acquisition by foreigners, as explained below, has been reached or exceeded;

•	shares acquired by foreign direct investment as defined in the Foreign Investment Promotion Act;

•	disposal of shares pursuant to the exercise of appraisal rights of dissenting shareholders;

•	disposal of shares in connection with a tender offer;

•	acquisition of shares by a foreign depositary in connection with the issuance of depositary receipts;

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

The Investment Rules require a foreign investor who wishes to invest in shares on the KRX KOSPI Market or the KRX KOSDAQ Market (including Converted Shares) to register its identity with the Financial Supervisory Service prior to making any such investment; however, the registration requirement does not apply to foreign investors who acquire Converted Shares with the intention of selling such Converted Shares within three months from the date of acquisition of the Converted Shares or who acquire the shares in an over-the-counter transaction or dispose of shares where such acquisition or disposal is a foreign direct investment as defined in the Foreign Investment Promotion Act. Upon registration, the Financial Supervisory Service will issue to the foreign investor an investment registration certificate that must be presented each time the foreign investor opens a brokerage account with a financial investment business entity. Foreigners eligible to obtain an investment registration certificate include foreign nationals who are individuals residing abroad for more than six months, foreign governments, foreign municipal authorities, foreign public institutions, corporations incorporated under foreign laws, international organizations, funds and associations as defined under the Financial Investment Services and Capital Markets Act. All Korean offices of a foreign corporation as a group are treated as a separate entity from the offices of the corporation outside Korea. However, a foreign corporation or depositary bank issuing depositary receipts may obtain one or more investment registration certificates in its name in certain circumstances as described in the relevant regulations.

Upon a foreign investor’s purchase of shares through the KRX KOSPI Market or the KRX KOSDAQ Market, no separate report by the investor is required because the investment registration certificate system is designed to control and oversee foreign investment through a computer system. However, a foreign investor’s acquisition or sale of shares outside the KRX KOSPI Market or the KRX KOSDAQ Market (as discussed above) must be reported by the foreign investor or his standing proxy to the Governor of the Financial Supervisory Service at the time of each such acquisition or sale; provided, however, that in cases where a foreigner acquires shares through the exercise of rights as a holder of ADSs (or other depositary certificates), the foreigner must cause such report to the Governor of the Financial Supervisory Service to be filed by the Korea Securities Depository; and further provided that a foreign investor must ensure that any acquisition or sale by it of shares outside the KRX KOSPI Market or the KRX KOSDAQ Market in the case of trades in connection with a tender offer, odd-lot trading of shares or trades of a class of shares for which the aggregate foreign ownership limit has been reached or exceeded, is reported to the Governor of the Financial Supervisory Service by the investment trader, the investment broker, the Korea Securities Depository or the financial securities company engaged to facilitate such transaction. A foreign investor may appoint one or more standing proxies from among the Korea Securities Depository, foreign exchange banks, including domestic branches of foreign banks, investment traders, investment brokers, the Korea Securities Depository, financial securities companies and internationally recognized custodians that satisfies all relevant requirements under the Financial Investment Services and Capital Markets Act.

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

If you are subject to Korean taxation on capital gain from a sale of ADSs, or shares of common stock that you acquired as a result of a withdrawal, your gain will be calculated based on your cost of acquiring the ADSs representing the shares of common stock, although there are no specific Korean tax provisions or rulings on this issue. In the absence of the application of a tax treaty that exempts tax on capital gain, the amount of Korean tax imposed on such capital gains will be the lesser of 11.0% (including local income tax) of the gross realization proceeds or, subject to the production of satisfactory evidence of the acquisition cost and the transaction costs of the ADSs, 22.0% (including local income tax) of the net capital gain.

If you are subject to Korean taxation on capital gains from a sale of ADSs, shares of common stock that you acquire as a result of a withdrawal, and you sell your shares of common stock or ADSs, the purchaser or, in the case of a sale of shares of common stock on the KRX KOSPI Market or through a licensed securities company in Korea, the licensed securities company, is required to withhold Korean tax from the sales price in an amount equal to 11% (including local income tax) of the gross realization proceeds and to make payment thereof to the Korean tax authorities, unless you establish your entitlement to an exemption of taxation under an applicable tax treaty or produce satisfactory evidence of your acquisition cost and the transaction costs for the shares of common stock or ADSs. In order to obtain the benefit of an exemption of tax pursuant to a tax treaty, you must submit to the purchaser or the securities company (or through the depositary), as the case may be, prior to the first payment, an exemption application, together with a certificate of your tax residence issued by a competent authority of your residence country. This requirement will not apply to exemptions under Korean tax law. Excess taxes withheld may be recoverable if you subsequently produce satisfactory evidence that you were entitled to have taxes withheld at a lower rate.

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

With respect to transfers of ADSs, a tax ruling issued in 2004 by the Korean tax authority appears to hold that depositary receipts (such as the ADSs) constitute share certificates subject to the securities transaction tax. In May 2007, the Seoul Administrative Court held that depositary receipts do not constitute share certificates subject to the securities transaction tax. In 2008, the Seoul Administrative Court’s holding was upheld by the Seoul High Court and was further upheld by the Supreme Court. However, as the Supreme Court dismissed the tax authorities’ appeal without ruling on the substantive law issue, it is not clear if the Supreme Court’s decision for this case will serve as the Supreme Court’s precedent on this issue. Even if depositary receipts (such as the ADSs) constitute share certificates subject to the securities transaction tax under the Securities Transaction Tax Law, sale price of ADSs from a transfer of depositary receipts listed on the New York Stock Exchange, the Nasdaq National Market or other qualified foreign exchanges are exempt from the securities transaction tax.

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

For purposes of this summary, you are a “U.S. holder” if you are a beneficial owner of shares of common stock or ADSs and are:

•	a citizen or resident of the United States;

•	an entity treated as a U.S. domestic corporation; or

•	otherwise subject to U.S. federal income tax on a net income basis with respect to income from the shares of common stock or ADSs.

If an entity or arrangement treated as a partnership for U.S. federal income tax purposes holds shares of common stock or ADSs, the U.S. federal income tax treatment of a partner will depend upon the status of the partnership and the activities of the partner. A partner of a partnership holding shares of common stock or ADSs should consult its own tax adviser regarding the U.S. federal income tax consequences to the partner of the acquisition, ownership and disposition by the partnership of shares of common stock or ADSs.

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

Subject to certain exceptions for short-term and hedged positions, the U.S. dollar amount of dividends received by an individual with respect to the ADSs and common stock will be subject to taxation at the reduced rates applicable to capital gains if the dividends are “qualified dividends.” Dividends paid on the ADSs and common stock will be treated as qualified dividends if (i) we are eligible for the benefits of a comprehensive income tax treaty with the United States that the Internal Revenue Service has approved for the purposes of the qualified dividend rules and (ii) we were not, in the year prior to the year in which the dividend was paid, and are not, in the year in which the dividend is paid, a passive foreign investment company (“PFIC”). The income tax treaty between Korea and the United States (the “Treaty”) has been approved for the purposes of the qualified dividend rules, and we believe we are eligible for benefits under the Treaty. Based on our audited financial statements and relevant market and shareholder data, we do not anticipate being classified as a PFIC. You should consult your own tax advisers regarding the availability of the reduced dividend tax rate in light of your own particular circumstances.

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

Item 11.  Quantitative and Qualitative Disclosures About Market Risk

We are exposed to foreign exchange rate and interest rate risks primarily associated with underlying liabilities, and to equity price risk as a result of our investment in equity securities. Our long-term financial policies are annually reported to our Board of Directors, and our Value Management Office conducts financial risk management and assessment. Upon identification and evaluation of our risk exposures, we, having considered various circumstances, enter into derivative financial instruments to try to manage some of such risks. These contracts are entered into with major financial institutions, thereby minimizing the risk of credit loss. The activities of our finance division are subject to policies approved by our foreign exchange and interest rate risk management committee. These policies address the use of derivative financial instruments, including the approval of counterparties, setting of limits and investment of excess liquidity. Our general policy is to hold or issue derivative financial instruments largely for hedging purposes.

For our trading financial instruments, we recognized a valuation gain of ￦21 billion and a valuation loss of ￦0 billion in 2010, a valuation gain of ￦13 billion and a valuation loss of ￦0 billion in 2011 and a valuation gain of ￦0 billion and a valuation loss of ￦0 billion in 2012. For our hedging derivative contracts, we recognized a valuation gain of ￦35 billion, a valuation loss of ￦47 billion and accumulated other comprehensive expense of ￦50 billion in 2010, a valuation gain of ￦54 billion, a valuation loss of ￦9 billion and accumulated other comprehensive income of ￦83 billion in 2011 and a valuation gain of ￦0 billion, a valuation loss of ￦241 billion and accumulated other comprehensive expense of ￦171 billion in 2012. For further details regarding the assets, liabilities, gains and losses recorded relating to our derivative contracts outstanding as of December 31, 2010, 2011 and 2012, see Note 8 to the Consolidated Financial Statements.

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

The following table shows our assets and liabilities denominated in foreign currency as of December 31, 2010, 2011 and 2012.

	As of December 31,
	2010		2011		2012
(in thousands of foreign currencies)	Financial assets	Financial liabilities	Financial assets	Financial liabilities	Financial assets	Financial liabilities
U.S. Dollar	201,620	2,421,054	209,742	2,299,644	203,509	2,367,298
Special Drawing Right	5,721	4,256	1,160	744	494	1,130
Japanese Yen	970,586	19,913,770	1,080,392	35,446,361	657,110	35,102,765
British Pound	6	131	7	108	1	—
Euro	632	1,317	1,239	3,357	5,395	2,614
Algerian Dinar	20,339	—	18,714	—	3,770	—
Chinese Yuan	14,772	991	14,495	700	10,236	197
Russian Ruble	1,412,479	238,975	—	—	—	—
Uzbekistani Sum	16,679,037	59,788,523	13,534,203	44,788,561	7,920,825	38,727,985
Indonesian Rupiah	—	—	411,687	10,000	347,447	—

As of December 31, 2010, 2011 and 2012, a 10% increase in the exchange rate between the Won and all foreign currencies, with all other variables held constant, would have decreased our income before income tax by ￦61 billion, ￦57 billion and ￦65 billion, respectively, and shareholders’ equity by ￦46 billion, ￦50 billion and ￦53 billion, respectively, with a 10% decrease in the exchange rate having the opposite effect. The foregoing sensitivity analysis assumes that all variables other than foreign exchange rates are held constant, and as such, does not reflect any correlation between foreign exchange rates and other variables, nor our decision to decrease the risk. See Note 34 to the Consolidated Financial Statements.

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

The following table summarizes the principal amounts, fair values, principal cash flows by maturity date and weighted average interest rates of our short-term and long-term liabilities as of December 31, 2012 which are sensitive to exchange rates and/or interest rates. The information is presented in Won, which is our reporting currency.

	Maturities
							December 31, 2012
	2013	2014	2015	2016	2017	Thereafter	Total	Fair Value
	(In Won millions except rates)
Local currency:
Fixed rate	2,239,470	1,492,332	1,151,032	1,395,717	639,599	1,546,022	8,464,172	8,518,211
Average weighted rate (1)	4.93%	4.93%	4.40%	4.32%	4.05%	4.45%	4.60%	0.00%
Variable rate	71,597	81,597	80,366	0	0	0	233,560	232,526
Average weighted rate (1)	4.56%	3.79%	3.92%	0.00%	0.00%	0.00%	4.07%	0.00%

Sub-total	2,311,067	1,573,929	1,231,398	1,395,717	639,599	1,546,022	8,697,732	8,750,737

Foreign currency:
Fixed rate	441,925	647,187	428,440	214,220	374,885	107,110	2,213,767	2,284,340
Average weighted rate (1)	1.56%	5.84%	4.88%	5.88%	3.88%	6.50%	4.50%	0.00%
Variable rate	428,440	107,110	0	0	0	0	535,550	528,592
Average weighted rate (1)	1.43%	1.36%	0.00%	0.00%	0.00%	0.00%	1.41%	0.00%

Subtotal	870,365	754,297	428,440	214,220	374,885	107,110	2,749,317	2,812,932

Total	3,181,432	2,328,226	1,659,838	1,609,937	1,014,484	1,653,132	11,447,049	11,563,669

(1)	Weighted average rates of the portfolio at the period end.

As of December 31, 2010, 2011 and 2012, a 100 basis point increase in the market interest rates, with all other variables held constant, would have decreased our profit before income tax by ￦1 billion, ￦1 billion and ￦458 million, respectively, and shareholders’ equity by ￦4 billion, ￦345 million and ￦264 million, respectively, and a 100 basis point decrease in the market interest rates, with all other variables held constant, would have decreased our profit before income tax by ￦17 billion, ￦13 billion and ￦5 billion, respectively, and shareholders’ equity by ￦15 billion, ￦14 billion and ￦5 billion, respectively. The foregoing sensitivity analysis assumes that all variables other than market interest rates are held constant, and as such, does not reflect any correlation between market interest rates and other variables, nor our decision to decrease the risk, but reflects the effects of derivative contracts in place at the time of conducting the analysis.

Equity Price Risk

We are also subject to market risk exposure arising from changes in the equity securities market, which affect the fair value of our equity portfolio. As of December 31, 2010, 2011 and 2012, a 10% increase in the equity indices where our marketable equity securities are listed, with all other variables held constant, would have increased our shareholders’ equity by ￦2 billion, ￦10 billion and ￦5 billion, respectively, with a 10% decrease in the equity index having the opposite effect. The foregoing sensitivity analysis assumes that all variables other than changes in the equity index are held constant, and that our marketable equity instruments had moved according to the historical correlation to the index, and as such, does not reflect any correlation between the equity index and other variables.

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

Fees and Payments from the Depositary to Us

In 2012, we received the following payments, after deduction of applicable U.S. taxes, from the depositary:

Reimbursement of NYSE listing fees:	$141,837.00

Reimbursement of SEC filing fees:	$12,917.76

Reimbursement of settlement infrastructure fees (including maintenance fees):	$204,463.08

Reimbursement of proxy process expenses (printing, postage and distribution):	$64,952.86

Reimbursement of legal fees (reimbursement received in April 2013 in respect of 2012):	$282,282.00

Contributions toward our investor relations efforts (including non-deal roadshows, investor conferences and investor relations agency fees):	$661,503.35

PART II

Item 13.  Defaults, Dividend Arrearages and Delinquencies

Not applicable.

Item 14.  Material Modifications to the Rights of Security Holders and Use of Proceeds

Not applicable.

Item 15.  Controls and Procedures

Disclosure Controls and Procedures

Our management has evaluated, with the participation of our Chief Executive Officer and Chief Financial Officer, the effectiveness of our disclosure controls and procedures, as such term is defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act, as of December 31, 2012. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives. Based upon our evaluation, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures were effective as of the end of the period covered by this report. Our disclosure controls and procedures are designed to ensure that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the Commission’s rules and forms, and that it is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

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

Our management has completed an assessment of the effectiveness of our internal control over financial reporting as of December 31, 2012 based on criteria in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). Based on this assessment, management concluded that our internal control over financial reporting was effective as of December 31, 2012.

Samil PricewaterhouseCoopers, an independent registered public accounting firm, which also audited our consolidated financial statements as of, and for the year ended December 31, 2012, as stated in their report which is included herein, has issued an attestation report on the effectiveness of our internal control over financial reporting.

Attestation Report of the Registered Public Accounting Firm

The attestation report of our independent registered public accounting firm on the effectiveness of our internal control over financial reporting is furnished in Item 18 of this Form 20-F.

Changes in Internal Control Over Financial Reporting

We completed the implementation of the New ERP System in July 2012, and changed, established or reevaluated any related parts in our internal control over financial reporting accordingly. We also conducted evaluations prior to and after the implementation of the New ERP System, and confirmed that our internal control over financial reporting remains effective.

Item 16.  [Reserved]

Item 16A.  Audit Committee Financial Expert

At our annual shareholders’ meetings in March 2013, our shareholders elected Sang Kyun Cha as a member of the Audit Committee. Our Audit Committee is comprised of Hyun-Nak Lee, E. Han Kim, Byong Won Bahk and Sang Kyun Cha. The board of directors has determined that E. Han Kim and Byong Won Bahk are the audit committee financial experts.

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

Item 16C.  Principal Accountant Fees and Services

Audit and Non-Audit Fees

The following table sets forth the fees billed to us by Samil PricewaterhouseCoopers, our independent auditors, during the fiscal year ended December 31, 2010, 2011 and 2012:

	Year Ended December 31,
	2010		2011		2012
	(In millions)
Audit fees	￦	2,380	￦	2,492	￦	2,730
Audit-related fees		70		100		100
Tax fees		43		146		188
Other fees		0		0		0

Total fees	￦	2,493	￦	2,738	￦	3,018

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

Item 16E.  Purchases of Equity Securities by the Issuer and Affiliated Purchasers

The following table sets forth the repurchases of common shares by us or any affiliated purchasers during the fiscal year ended December 31, 2012:

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

* Filed previously.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of

KT Corporation

In our opinion, the accompanying consolidated statements of financial position and the related consolidated statements of income, of comprehensive income, of changes in shareholders’ equity and of cash flows present fairly, in all material respects, the financial position of KT Corporation and its subsidiaries at December 31, 2012 and 2011 and the results of their operations and their cash flows for the years ended December 31, 2012, 2011 and 2010 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2012, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the Management’s Annual Report on Internal Control over Financial Reporting in Item 15 of Form 20-F. Our responsibility is to express opinions on these financial statements and on the Company’s internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinion.

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

/s/ Samil PricewaterhouseCoopers

Seoul Korea

April 29, 2013

KT Corporation and Subsidiaries

Consolidated Statements of Financial Position

December 31, 2011 and 2012

						(in thousands of U.S dollars)
(in millions of Korean won)	Notes	2011		2012		2012
						(Unaudited), (Note 2)
Assets
Current assets
Cash and cash equivalents	4, 5	￦	1,445,169	￦	2,054,696	$1,918,305
Trade and other receivables, net	4, 6		6,158,914		5,877,523	5,487,371
Short-term loans, net	4, 7		698,030		668,113	623,763
Current finance lease receivables, net	4, 20		248,703		339,860	317,300
Other financial assets	4, 8		253,625		244,979	228,717
Current income tax assets			838		862	804
Inventories, net	9		674,727		934,870	872,813
Other current assets	10		310,653		361,942	337,917

Total current assets			9,790,659		10,482,845	9,786,990

Non-current assets
Trade and other receivables, net	4, 6		1,723,415		1,071,116	1,000,015
Long-term loans, net	4, 7		491,301		512,587	478,561
Non-current finance lease receivables, net	4, 20		487,957		521,820	487,182
Other financial assets	4, 8		621,699		672,182	627,562
Property and equipment, net	11, 20		14,022,695		15,734,420	14,689,963
Investment property, net	12		1,159,105		1,155,213	1,078,529
Intangible assets, net	13		2,643,485		3,212,593	2,999,340
Investments in jointly controlled entities and associates	14		529,184		410,783	383,515
Deferred income tax assets	28		529,856		610,762	570,219
Other non-current assets	10		86,053		95,178	88,861

Total non-current assets			22,294,750		23,996,654	22,403,747

Total assets		￦	32,085,409	￦	34,479,499	$32,190,737

KT Corporation and Subsidiaries

Consolidated Statements of Financial Position (Continued)

December 31, 2011 and 2012

						(in thousands of U.S dollars)
(in millions of Korean won)	Notes	2011		2012		2012
						(Unaudited), (Note 2)
Liabilities and Equity
Current liabilities
Trade and other payables	4, 15	￦	5,890,425	￦	7,216,304	$6,737,283
Current finance lease liabilities, net	4, 20		46,155		14,033	13,102
Borrowings	4, 16		2,112,438		3,186,643	2,975,112
Other financial liabilities	4, 8, 19		8,287		71,983	67,205
Current income tax liabilities			187,070		142,969	133,479
Provisions	17		122,585		205,512	191,870
Deferred revenue			167,907		170,682	159,352
Other current liabilities	10		210,258		239,188	223,310

Total current liabilities			8,745,125		11,247,314	10,500,713

Non-current liabilities
Trade and other payables	4, 15		651,713		701,360	654,804
Non-current finance lease liabilities, net	4, 20		90,042		27,613	25,780
Borrowings	4, 16		8,886,114		8,236,734	7,689,976
Other financial liabilities	4, 8, 19		288,473		69,813	65,179
Retirement benefit liabilities	18		425,712		548,621	512,204
Provisions	17		142,965		149,731	139,792
Deferred revenue			160,981		157,395	146,947
Deferred income tax liabilities	28		124,437		134,978	126,019
Other non-current liabilities	10		32,038		41,428	38,676

Total non-current liabilities			10,802,475		10,067,673	9,399,377

Total liabilities		￦	19,547,600	￦	21,314,987	$19,900,090

KT Corporation and Subsidiaries

Consolidated Statements of Financial Position (Continued)

December 31, 2011 and 2012

						(in thousands of U.S dollars)
(in millions of Korean won)	Notes	2011		2012		2012
						(Unaudited), (Note 2)
Equity attributable to owners of the Parent Company
Capital stock	21	￦	1,564,499	￦	1,564,499	$1,460,647
Share premium			1,440,258		1,440,258	1,344,653
Retained earnings	22		10,219,633		10,646,383	9,939,672
Accumulated other comprehensive income	23		(22,865)		1,325	1,237
Other components of equity	23, 24		(1,497,289)		(1,343,286)	(1,254,118)

			11,704,236		12,309,179	11,492,091

Non-controlling interest			833,573		855,333	798,556

Total equity			12,537,809		13,164,512	12,290,647

Total liabilities and shareholders’ equity		￦	32,085,409	￦	34,479,499	$32,190,737

The accompanying notes are an integral part of these consolidated financial statements.

KT Corporation and Subsidiaries

Consolidated Statements of Income

Years ended December 31, 2010, 2011 and 2012

(in millions of Korean won, except per share amounts)								(in thousands of U.S dollars)
	Notes	2010		2011		2012		2012
								(Unaudited), (Note 2)
Continuing Operations
Operating revenue	4, 14, 25	￦	20,309,653	￦	21,979,299	￦	24,577,709	$22,946,232
Revenue			19,992,676		21,199,557		23,790,359	22,211,147
Others			316,977		779,742		787,350	735,085
Operating expenses	4, 14, 26		18,302,503		20,002,551		22,892,776	21,373,146

Operating profit			2,007,150		1,976,748		1,684,933	1,573,086
Finance income	27		238,010		265,977		496,366	463,417
Finance costs	27		(596,116)		(636,316)		(779,812)	(728,048)
Income (loss) from jointly controlled entities and associates	14		32,686		(3,038)		21,015	19,621

Profit from continuing operations before income tax			1,681,730		1,603,371		1,422,502	1,328,076
Income tax expense	28		396,111		315,946		279,518	260,964

Profit for the year from the continuing operations			1,285,619		1,287,425		1,142,984	1,067,112

Discontinued Operations
Profit from discontinued operations	36		29,265		164,594		(31,534)	(29,440)

Profit for the year		￦	1,314,884	￦	1,452,019	￦	1,111,450	$1,037,672

Profit for the year attributable to:
Equity holders of the Parent Company		￦	1,295,841	￦	1,446,551	￦	1,057,047	$986,879
Profit from continuing operations			1,273,023		1,280,876		1,086,734	1,014,596
Profit from discontinued operations			22,818		165,675		(29,687)	(27,717)
Non-controlling interest		￦	19,043	￦	5,468	￦	54,403	$50,793
Profit from continuing operations			12,596		6,549		56,250	52,517
Profit from discontinued operations			6,447		(1,081)		(1,847)	(1,724)
Earnings (loss) per share attributable to the equity holders of the Parent Company during the year (in won):
Basic earnings (loss) per share	29	￦	5,328	￦	5,947	￦	4,341	$4.05
From continuing operations			5,295		5,266		4,463	4.17
From discontinued operations			33		681		(122)	(0.12)
Diluted earnings (loss) per share	29	￦	5,328	￦	5,946	￦	4,340	$4.05
From continuing operations			5,295		5,265		4,462	4.17
From discontinued operations			33		681		(122)	(0.12)

The accompanying notes are an integral part of these consolidated financial statements.

KT Corporation and Subsidiaries

Consolidated Statements of Comprehensive Income

Years ended December 31, 2010, 2011 and 2012

								(in thousands of U.S dollars)
(in millions of Korean won)	Notes	2010		2011		2012		2012
								(Unaudited), (Note 2)
Profit for the year		￦	1,314,884	￦	1,452,019	￦	1,111,450	$1,037,672
Other comprehensive income
Changes in value of available-for-sale financial assets	4, 8		(1,033)		60,834		23,952	22,362
Net reclassification adjustment for realized losses of available-for-sale financial assets	4		2,771		(1,376)		(4,865)	(4,542)
Actuarial loss on retirement benefit liabilities	18		(146,728)		(108,065)		(141,699)	(132,293)
Net gains (losses) on cashflow hedges	4, 8		(37,899)		16,459		(129,290)	(120,708)
Net reclassification adjustment for cashflow hedges	4		2,746		11,712		154,867	144,587
Shares of other comprehensive income (expense) from jointly controlled entities and associates			2,379		(2,633)		(9,109)	(8,504)
Net reclassification to income for jointly controlled entities and associates			—		(2,055)		379	354
Shares of actuarial gain (loss) of jointly controlled entities and associates			(238)		(1,918)		(1,082)	(1,010)
Currency translation differences			(10,819)		12,029		(6,645)	(6,205)
Net reclassification adjustment for currency translation differences			—		22,661		—	—

Total comprehensive income for the year		￦	1,126,063	￦	1,459,667	￦	997,958	$931,713

Comprehensive income for the year attributable to:
Equity holders of the Parent Company			1,111,361		1,396,415		937,542	875,308
Non-controlling interest			14,702		63,252		60,416	56,405

The accompanying notes are an integral part of these consolidated financial statements.

KT Corporation and Subsidiaries

Consolidated Statements of Changes in Equity

Years ended December 31, 2010, 2011 and 2012

		Attributable to equity holders of the Parent Company
(in millions of Korean won)	Notes	Capital stock		Share premium		Retained earnings		Accumulated Other Comprehensive income (loss)		Other Components of equity		Total		Non-controlling interest		Total equity
Balance as of January 1, 2010		￦	1,564,499	￦	1,440,258	￦	9,693,037	￦	(40,557)	￦	(2,154,147)	￦	10,503,090	￦	211,726	￦	10,714,816
Comprehensive income
Profit for the year			—		—		1,295,841		—		—		1,295,841		19,043		1,314,884
Changes in value of available-for-sale financial assets	4		—		—		—		1,603		—		1,603		135		1,738
Actuarial loss on retirement benefit liabilities	18		—		—		(145,429)		—		—		(145,429)		(1,299)		(146,728)
Net losses on cashflow hedge	4		—		—		—		(35,153)		—		(35,153)		—		(35,153)
Shares of other comprehensive income of jointly controlled entities and associates			—		—		—		2,384		—		2,384		(5)		2,379
Shares of actuarial gain of jointly controlled entities and associates			—		—		(238)		—		—		(238)		—		(238)
Currency translation differences			—		—		—		(7,647)		—		(7,647)		(3,172)		(10,819)
Transactions with equity holders
Dividends	30		—		—		(486,393)		—		—		(486,393)		(6,792)		(493,185)
Appropriations of loss on disposal of treasury stock			—		—		(890,650)		—		890,650		—		—		—
Change in ownership interest in subsidiaries			—		—		—		—		(520)		(520)		2,175		1,655
Others			—		—		—		—		5,724		5,724		(1,018)		4,706

Balance as of December 31, 2010		￦	1,564,499	￦	1,440,258	￦	9,466,168	￦	(79,370)	￦	(1,258,293)	￦	11,133,262	￦	220,793	￦	11,354,055

Balance as of January 1, 2011		￦	1,564,499	￦	1,440,258	￦	9,466,168	￦	(79,370)	￦	(1,258,293)	￦	11,133,262	￦	220,793	￦	11,354,055
Comprehensive income
Profit for the year			—		—		1,446,551		—		—		1,446,551		5,468		1,452,019
Changes in value of available-for-sale financial assets	4		—		—		—		5,090		—		5,090		54,368		59,458
Actuarial loss on retirement benefit liabilities	18		—		—		(104,723)		—		—		(104,723)		(3,342)		(108,065)
Net gains on cashflow hedge	4		—		—		—		28,178		—		28,178		(7)		28,171
Shares of other comprehensive income of jointly controlled entities and associates			—		—		—		(5,283)		—		(5,283)		595		(4,688)
Shares of actuarial gain of jointly controlled entities and associates			—		—		(1,918)		—		—		(1,918)		—		(1,918)
Currency translation differences			—		—		—		28,520		—		28,520		6,170		34,690

KT Corporation and Subsidiaries

Consolidated Statements of Changes in Equity (Continued)

Years ended December 31, 2010, 2011 and 2012

		Attributable to equity holders of the Parent Company
(in millions of Korean won)	Notes	Capital stock		Share premium		Retained earnings		Accumulated Other Comprehensive income (loss)		Other Components of equity		Total		Non-controlling interest		Total equity
Transactions with equity holders													—				—
Dividends	30		—		—		(586,150)		—		—		(586,150)		(9,050)		(595,200)
Appropriations of loss on disposal of treasury stock			—		—		(295)		—		295		—		—		—
Changes in consolidation scope			—		—		—		—		—		—		503,588		503,588
Change in ownership interest in subsidiaries			—		—		—		—		(253,445)		(253,445)		36,457		(216,988)
Others			—		—		—		—		14,154		14,154		18,533		32,687

Balance as of December 31, 2011		￦	1,564,499	￦	1,440,258	￦	10,219,633	￦	(22,865)	￦	(1,497,289)	￦	11,704,236	￦	833,573	￦	12,537,809

Balance as of January 1, 2012		￦	1,564,499	￦	1,440,258	￦	10,219,633	￦	(22,865)	￦	(1,497,289)	￦	11,704,236	￦	833,573	￦	12,537,809
Comprehensive income
Profit for the year			—		—		1,057,047		—		—		1,057,047		54,403		1,111,450
Changes in value of available-for-sale financial assets	4		—		—		—		12,019		—		12,019		7,068		19,087
Actuarial loss on retirement benefit liabilities	18		—		—		(142,613)		—		—		(142,613)		914		(141,699)
Net gains(losses) on cashflow hedge	4		—		—		—		25,628		—		25,628		(51)		25,577
Shares of other comprehensive income of jointly controlled entities and associates			—		—		—		(8,440)		—		(8,440)		(290)		(8,730)
Shares of actuarial gain of jointly controlled entities and associates			—		—		(1,082)		—		—		(1,082)		—		(1,082)
Currency translation differences			—		—		—		(5,017)		—		(5,017)		(1,628)		(6,645)
Transactions with equity holders
Dividends	30		—		—		(486,602)		—		—		(486,602)		(10,158)		(496,760)
Disposal of treasury stock			—		—		—		—		13,353		13,353		—		13,353
Changes in consolidation scope			—		—		—		—		—		—		133,767		133,767
Change in ownership interest in subsidiaries			—		—		—		—		141,303		141,303		(163,404)		(22,101)
Others			—		—		—		—		(653)		(653)		1,139		486

Balance as of December 31, 2012		￦	1,564,499	￦	1,440,258	￦	10,646,383	￦	1,325	￦	(1,343,286)	￦	12,309,179	￦	855,333	￦	13,164,512

The accompanying notes are an integral part of these consolidated financial statements.

KT Corporation and Subsidiaries

Consolidated Statements of Changes in Equity (Continued)

Years ended December 31, 2010, 2011 and 2012

		Attributable to equity holders of the Parent Company
(in thousands of U.S dollars) (Unaudited), (Note 2)	Notes	Capital stock	Share premium	Retained earnings	Accumulated Other Comprehensive income (loss)	Other Components of equity	Total	Non-controlling interest	Total equity
Balance as of January 1, 2012		$1,460,647	$1,344,653	$9,541,250	$(21,347)	$(1,397,898)	$10,927,305	$778,240	$11,705,545
Comprehensive income
Profit for the year		—	—	986,880	—	—	986,880	50,792	1,037,672
Changes in value of available-for-sale financial assets	4	—	—	—	11,221	—	11,221	6,599	17,820
Actuarial loss on retirement benefit liabilities	18	—	—	(133,146)	—	—	(133,146)	853	(132,293)
Net gains(losses) on cashflow hedge	4	—	—	—	23,927	—	23,927	(48)	23,879
Shares of other comprehensive income of jointly controlled entities and associates		—	—	—	(7,880)	—	(7,880)	(270)	(8,150)
Shares of actuarial gain of jointly controlled entities and associates		—	—	(1,010)	—	—	(1,010)	—	(1,010)
Currency translation differences		—	—	—	(4,684)	—	(4,684)	(1,520)	(6,204)
Transactions with equity holders
Dividends	30	—	—	(454,302)	—	—	(454,302)	(9,483)	(463,785)
Disposal of treasury stock		—	—	—	—	12,467	12,467	—	12,467
Changes in consolidation scope		—	—	—	—	—	—	124,887	124,887
Change in ownership interest in subsidiaries		—	—	—	—	131,923	131,923	(152,557)	(20,634)
Others		—	—	—	—	(610)	(610)	1,063	453

Balance as of December 31, 2012		$1,460,647	$1,344,653	$9,939,672	$1,237	$(1,254,118)	$11,492,091	$798,556	$12,290,647

The accompanying notes are an integral part of these consolidated financial statements.

KT Corporation and Subsidiaries

Consolidated Statements of Cash Flows

Years ended December 31, 2010, 2011 and 2012

(in millions of Korean won)	Notes	2010		2011		2012		(in thousands of U.S dollars)
								2012
								(Unaudited), (Note 2)
Cash flows from operating activities
Cash generated from operations	31	￦	3,272,059	￦	2,905,037	￦	6,434,672	$6,007,536
Interest paid			(554,054)		(512,643)		(560,909)	(523,676)
Interest received			252,161		156,932		208,207	194,386
Dividends received			50,194		15,330		18,499	17,271
Income tax paid			(79,470)		(414,631)		(379,644)	(354,443)
Income tax refund received			32,218		284		573	536

Net cash generated from operating activities			2,973,108		2,150,309		5,721,398	5,341,610

Cash flows from investing activities
Collection of loans			13,523		66,713		106,872	99,778
Origination of loans			(53,621)		(71,450)		(130,396)	(121,740)
Disposal of available-for-sale financial assets			74,363		65,760		113,068	105,563
Acquisition of available-for-sale financial assets			(86,289)		(188,752)		(86,622)	(80,872)
Disposal of investments in jointly controlled entities and associates			48,703		102,563		21,818	20,370
Acquisition of investments in jointly controlled entities and associates			(276,404)		(65,055)		(59,464)	(55,517)
Disposal of current and non-current financial instruments			476,443		240,779		341,876	319,182
Acquisition of current and non-current financial instruments			(252,035)		(257,619)		(1,024,036)	(956,060)
Disposal of property, equipment and investment property			181,425		594,250		1,676,248	1,564,978
Acquisition of property and equipment			(2,713,358)		(3,208,337)		(4,278,232)	(3,994,241)
Disposal of intangible assets			6,008		14,763		7,061	6,592
Acquisition of intangible assets			(331,779)		(476,888)		(526,843)	(491,871)
Acquisition of subsidiaries, net of cash acquired			(2,749)		208,752		(5,779)	(5,395)
Cash inflow (outflow) from changes in scope of consolidation			(33,298)		326,524		48	43

Net cash used in investing activities			(2,949,068)		(2,647,997)		(3,844,381)	(3,589,190)

Cash flows from financing activities
Proceeds from borrowings and bonds			5,698,981		7,224,666		4,255,963	3,973,451
Repayments of borrowings and bonds			(5,575,825)		(6,025,054)		(4,577,543)	(4,273,684)
Settlement of derivative assets and liabilities, net			8,959		130,119		35,162	32,828
Disposal of treasury stock			—		—		11,369	10,614
Cash inflow from consolidated capital transaction			1,205		83,855		7,232	6,752
Cash outflow from consolidated capital transaction			(300)		(2,213)		(315,356)	(294,423)
Dividends paid to shareholders			(486,393)		(586,150)		(486,602)	(454,301)
Dividends paid to non-controlling interest			(6,792)		(9,050)		(10,158)	(9,484)
Decrease in finance leases liabilities			(38,183)		(47,701)		(190,380)	(177,743)
Cash inflow from other financing activities			—		—		3,839	3,585

Net cash provided by (used in) financing activities			(398,348)		768,472		(1,266,474)	(1,182,405)

Effect of exchange rate change on cash and cash equivalents			(6,923)		12,744		(1,016)	(949)

Net increase (decrease) in cash and cash equivalents			(381,231)		283,528		609,527	569,066
Cash and cash equivalents
Beginning of the year	5		1,542,872		1,161,641		1,445,169	1,349,239

End of the year	5	￦	1,161,641	￦	1,445,169	￦	2,054,696	$1,918,305

The accompanying notes are an integral part of these consolidated financial statements.

KT Corporation and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2011 and 2012

1.     General Information

The consolidated financial statements include the accounts of KT Corporation, which is the controlling company as defined under IAS 27, Consolidated and Separate Financial Statements, and its 60 controlled subsidiaries as described in Note 1.2 (collectively referred to as the “Company”).

The Controlling Company

KT Corporation (the “Controlling Company”) commenced operations on January 1, 1982, when it spun off from the Korea Communications Commission (formerly the Korean Ministry of Information and Communications) to provide telephone services and to engage in the development of advanced communications services under the Act of Telecommunications of Korea. The headquarters are located in Seongnam City, Gyeonggi Province, Republic of Korea, and the address of its registered head office is 206, Jungja-dong, Bundang-gu, Seongnam City, Gyeonggi Province.

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

Consolidated Subsidiaries

The consolidated subsidiaries as of December 31, 2012, are as follows:

(in millions of Korean won)	Type of Business	Location	Percentage of ownership (%) [1]	Financial year end
Subsidiary
KT Powertel Co., Ltd. [2]	Trunk radio system business	Domestic	44.8%	12.31
KT Networks Corporation	Group telephone management	Domestic	100.0%	12.31
KT Linkus Co., Ltd.	Public telephone maintenance	Domestic	93.8%	12.31
KT Telecop Co., Ltd.	Security service	Domestic	86.8%	12.31
KT Hitel Co., Ltd.	Data communication	Domestic	65.9%	12.31
KT Commerce Inc.	B2C, B2B service	Domestic	100.0%	12.31
KT Tech, Inc.	PCS handset development	Domestic	93.8%	12.31
KT Capital Co., Ltd.	Financing service	Domestic	100.0%	12.31
KT New Business Fund No.1	Investment fund	Domestic	100.0%	12.31
Gyeonggi-KT Green Growth Fund	Venture investment of Green Growth Business	Domestic	56.5%	12.31

(in millions of Korean won)	Type of Business	Location	Percentage of ownership (%) [1]	Financial year end
Subsidiary
KTC Media Contents Fund 2	New technology investment fund	Domestic	64.3%	12.31
KT Strategic Investment Fund No.1	Investment fund	Domestic	100.0%	12.31
KT Strategic Investment Fund No.2	Investment fund	Domestic	100.0%	12.31
BC card Co., Ltd.	Credit card business	Domestic	69.5%	12.31
VP Inc.	Payment security service for credit card and etc.	Domestic	50.9%	12.31
H&C Network	Call centre for financial sectors	Domestic	100.0%	12.31
BC card China Co., Ltd.	Research and development of calculation system and software	Domestic	100.0%	12.31
U Payment Co., Ltd.	Transportation card issuance and operations	Domestic	99.1%	12.31
INITECH Co., Ltd.	Internet banking ASP and security solutions	Domestic	57.0%	12.31
InitechSmartro Holdings Co., Ltd.	Holdings company	Domestic	100.0%	12.31
Smartro Co., Ltd.	VAN(Value Added Network) business	Domestic	81.1%	12.31
Sidus FNH Corporation	Movie production	Domestic	72.4%	12.31
Nasmedia, Inc.	Online advertisement	Domestic	51.4%	12.31
Sofnics, Inc.	Software development and sales	Domestic	80.6%	12.31
KTDS Co., Ltd.	System integration and maintenance	Domestic	95.3%	12.31
KT M Hows Co., Ltd.	Mobile marketing	Domestic	51.0%	12.31
KT M&S Co., Ltd.	PCS distribution	Domestic	100.0%	12.31
KT Music Corporation	Online music production and distribution	Domestic	57.8%	12.31
KMP Holdings Co. Ltd.	Music production and distribution	Domestic	100.0%	12.31
KT Innotz Inc.	Software and solution related cloud computing	Domestic	100.0%	12.31
KT Skylife Co., Ltd.	Satellite broadcasting business	Domestic	50.2%	12.31
Korea HD Broadcasting Corp.	TV contents provider	Domestic	92.6%	12.31
KT Estate Inc.	Residential Building Development and Supply	Domestic	100.0%	12.31
KT AMC Co., Ltd.	Asset management and consulting services	Domestic	100.0%	12.31
NEXR Co., Ltd.	Cloud system implementation	Domestic	99.8%	12.31
KTSB Data service	Data centre development and related service	Domestic	51.0%	12.31
KT Cloudware Corporation	Development of cloud computing operation	Domestic	86.2%	12.31
Centios Co., Ltd. (KC smart service Co., Ltd.)	U-City solution business	Domestic	82.8%	12.31
Centios Philippines, Inc.	Smart space business	Philippines	100.0%	12.31
Enswers Inc. [3]	Video-clip searching service	Domestic	45.2%	12.31
Revlix Inc.	Development of mobile SNS application	Domestic	100.0%	12.31
Soompi USA, LLC	Operation service for “soompi.com”	USA	100.0%	12.31
KT OIC Korea Co., Ltd.	Development and distribution of education contents and software	Domestic	79.2%	12.31
Ustream Inc.	Live video-streaming service business	Domestic	51.0%	12.31
Incheonucity Co., Ltd.	U-City development and operation agent	Domestic	51.4%	12.31
KT Innoedu Co., Ltd. (Cyber MBA) [3]	E-learning business	Domestic	48.4%	12.31
KT Rental	Car rental and general rental business	Domestic	58.0%	12.31
KT Auto Lease Corporation	Car rental business	Domestic	100.0%	12.31
Kumho Rent-a-car Co., Ltd.	Car rental business	Domestic	100.0%	12.31
Kumho Rent-a-car (Vietnam) Co., Ltd	Car rental business	Vietnam	100.0%	12.31
KT Sat Co., Ltd.	Satellite communication business	Domestic	100.0%	12.31
KT Media Hub Co. Ltd.	Media contents development and distribution	Domestic	100.0%	12.31

(in millions of Korean won)	Type of Business	Location	Percentage of ownership (%)[1]	Financial year end
Subsidiary
Best Partners Co., Ltd.	Outsourcing service for HR, administration, and accounting service	Domestic	100.0%	12.31
Korea Telecom Japan Co., Ltd.	Foreign telecommunication business	Japan	100.0%	12.31
Korea Telecom China Co., Ltd.	Foreign telecommunication business	China	100.0%	12.31
KTSC Investment Management B.V	Management of Investment in Super iMax and East Telecom	Netherlands	60.0%	12.31
Super iMax	Wireless high speed internet business	Uzbekistan	100.0%	12.31
East Telecom	Fixed line telecommunication business	Uzbekistan	91.0%	12.31
Korea Telecom America, Inc.	Foreign telecommunication business	USA	100.0%	12.31
PT. KT Indonesia	Foreign telecommunication business	Indonesia	99.0%	12.31

1	Sum of the ownership interests owned by the Controlling Company and subsidiaries.

2	Even though the Controlling Company has less than 50% ownership in KT Powertel Co., Ltd. (44.8%), this entity is consolidated in consideration of the dispersion of the non-controlling interests and historical voting pattern at the shareholders’ meetings.

3	Even though the Controlling Company has less than 50% ownership in these subsidiaries (Enswers, Inc.: 45.2%, KT Innoedu Co., Ltd. (Cyber MBA): 48.4%), these entities are consolidated as the Controlling Company holds the majority of voting right by agreement with other investors.

Changes in scope of consolidation in 2012 are as follows:

Changes	Location	Subsidiaries	Reason
Included	Domestic	Ustream Inc.	Newly incorporated
Incheonucity Co., Ltd
		KT Innoedu Co., Ltd.(Cyber MBA)	Acquisition of ownership interest
KT Sat Co., Ltd.
		KT Media Hub Co. Ltd.	Newly incorporated
Best Partners Co., Ltd.
		KMP Holdings Co. Ltd.	Acquisition of ownership interest
		KT Strategic Investment Fund No.2	Newly incorporated
		KT Rental, KT Auto Lease Corporation, Kumho Rent-a-car Co., Ltd.	Acquisition of control by agreement [4]
	Vietnam	KUMHO RENT A CAR CO., LTD.
	Philippines	Centios Philippines, Inc.	Newly incorporated
Excluded	Domestic	KT Edui Co., Ltd	Disposal of ownership interest
		KT Capital Media Contents Fund No.1	Liquidation
		Soompi Meidia, LLC	Liquidation
		Pay N Mobile Co., Ltd.	Liquidation

4	As explained by Note 35, these entities are consolidated as the Controlling Company has obtained control in 2012.

A summary of financial data of the major consolidated subsidiaries as of and for the years ended December 31, 2010, 2011 and 2012, are as follows:

	2010
(in millions of Korean won)	Total assets		Total liabilities		Operating revenue		Net income (loss)
KT Powertel Co., Ltd.	￦	167,370	￦	73,547	￦	127,548	￦	15,158
KT Networks Corporation		187,123		135,764		327,181		2,909
KT Linkus Co., Ltd.		70,910		59,797		76,197		2,577
KT Telecop Co., Ltd.		139,234		99,274		217,057		11,956
KT Hitel Co., Ltd.[1]		254,292		70,045		312,576		(4,824)
KT Tech, Inc.		129,176		157,707		189,137		(13,641)
KT Capital Co., Ltd.[1]		2,084,227		1,838,254		192,332		11,212
Sidus FNH Corporation		13,932		6,760		19,951		358

	2010
(in millions of Korean won)	Total assets	Total liabilities	Operating revenue	Net income (loss)
Nasmedia, Inc.	77,919	58,778	18,877	4,507
Sofnics, Inc.	1,071	135	609	(233)
KT Edui Co., Ltd.	1,995	1,659	4,335	(2,577)
KTDS Co., Ltd.	148,685	115,791	356,160	10,760
KT M Hows Co., Ltd.	15,939	8,804	37,638	603
KT M&S Co., Ltd.	267,454	240,077	616,070	(17,261)
KT Music Corporation	32,885	10,352	43,332	530
KT Innotz Inc.	5,277	1,643	3,741	(1,343)
KT Estate Inc.	8,443	427	1,152	16
KT Internal venture Fund No 2	5,200	70	—	63
Korea Telecom Japan Co., Ltd.	13,627	9,154	14,632	51
Korea Telecom China Co., Ltd.	2,610	193	2,089	237
New Telephone Company, Inc.	220,209	18,610	129,248	30,962
KTSC Investment Management B.V [1]	76,094	20,122	21,271	(471)
Korea Telecom America, Inc.	5,645	1,548	8,828	136
PT. KT Indonesia	70	1	—	(43)

	2011
(in millions of Korean won)	Total assets	Total liabilities	Operating revenue	Net income (loss)
KT Powertel Co., Ltd.	￦ 167,075	￦ 59,061	￦ 126,354	￦ 14,569
KT Networks Corporation	212,867	161,864	374,518	389
KT Linkus Co., Ltd.	67,419	64,081	77,523	(6,667)
KT Telecop Co., Ltd.	156,479	106,836	259,468	7,075
KT Hitel Co., Ltd. [1]	249,730	69,376	463,032	(2,002)
KT Tech, Inc.	110,923	139,873	246,948	641
KT Capital Co., Ltd. [1]	4,454,475	4,043,072	1,010,503	25,195
H&C Network [1]	197,726	81,351	44,892	1,124
Sidus FNH Corporation	9,838	5,824	6,904	(2,975)
Nasmedia, Inc.	92,384	53,744	21,656	6,004
Sofnics, Inc.	970	521	626	(481)
KTDS Co., Ltd.	146,236	106,006	497,925	10,298
KT M Hows Co., Ltd.	15,148	7,078	34,933	1,092
KT M&S Co., Ltd.	249,280	226,651	917,176	(3,256)
KT Music Corporation	27,840	7,691	31,279	(2,385)
KT Edui Co., Ltd.	1,119	1,589	3,986	(2,366)
KT Innotz Inc.	5,520	1,727	3,795	(4,623)
KT Skylife Co., Ltd. [1]	550,443	258,231	480,468	26,649
KT Estate Inc. [1]	33,382	3,175	7,838	1,337
NEXR Co., Ltd.	3,887	1,726	3,359	756
KTSB Dataservice	58,755	21,904	—	(149)
KT Cloudware Corporation	916	81	—	(165)
Centios Co., Ltd. (KC smart service Co., Ltd.)	25,493	357	—	(377)
Enswers Inc. [1]	16,543	18,185	759	(331)
OIC Korea Co., Ltd.	5,201	68	30	(396)
Korea Telecom Japan Co., Ltd.	15,359	9,813	33,113	731
Korea Telecom China Co., Ltd.	2,804	128	3,419	111
KTSC Investment Management B.V [1]	65,587	18,458	17,014	(5,026)
Korea Telecom America, Inc.	6,368	2,069	11,134	149
PT. KT Indonesia	52	1	—	(8)

	2012
(in millions of Korean won)	Total assets	Total liabilities	Operating revenue	Net income (loss)
KT Powertel Co., Ltd.	￦ 175,862	￦ 55,613	￦ 124,936	￦ 12,532
KT Networks Corporation	258,430	201,076	500,555	4,670
KT Linkus Co., Ltd.	68,260	62,686	81,564	2,302
KT Telecop Co., Ltd.	180,870	130,719	296,180	2,730
KT Hitel Co., Ltd. [1]	249,231	79,511	443,431	(8,877)
KT Tech, Inc.	13,190	42,562	175,861	2,731
KT Capital Co., Ltd. [1]	5,058,883	4,519,485	3,348,952	98,478
H&C Network [1]	244,031	119,086	199,143	8,745
Sidus FNH Corporation	9,534	1,921	2,066	209
Nasmedia, Inc.	90,675	47,053	23,463	6,531

	2012
(in millions of Korean won)	Total assets	Total liabilities	Operating revenue	Net income (loss)
Sofnics, Inc.	1,564	207	782	(279)
KTDS Co., Ltd.	171,546	115,994	570,703	17,308
KT M Hows Co., Ltd.	26,498	16,511	28,874	1,934
KT M&S Co., Ltd.	257,809	224,430	1,009,331	(78,241)
KT Music Corporation [1]	73,050	33,086	31,393	(2,124)
KT Innotz Inc.	3,012	344	2,609	(1,411)
KT Skylife Co., Ltd. [1]	641,564	292,649	574,829	55,575
KT Estate Inc. [1]	1,460,511	145,885	24,861	3,124
NEXR Co., Ltd.	2,305	1,964	2,651	(1,787)
KTSB Dataservice	32,733	265	439	(4,383)
KT Cloudware Corporation [1]	21,345	2,321	3,878	(5,397)
Centios Co., Ltd [1] (KC smart service Co., Ltd.)	32,848	9,259	171	(3,163)
Enswers Inc. [1]	13,966	18,330	4,896	(3,010)
KT OIC Korea Co., Ltd.	3,968	406	325	(1,569)
Ustream Inc.	3,171	858	321	(2,683)
KT Innoedu Co., Ltd. (Cyber MBA)	10,561	5,218	10,522	308
KT Rental [1]	1,694,021	1,426,484	368,228	11,072
KT Media Hub Co., Ltd.	95,703	13,679	14,381	2,237
KT Sat Co., Ltd.	417,886	16,269	10,310	1,739
Best Partners Co., Ltd.	1,526	79	15	(57)
Korea Telecom Japan Co., Ltd.	8,284	3,955	14,458	(324)
Korea Telecom China Co., Ltd.	1,895	38	1,863	(675)
KTSC Investment Management B.V 1	47,277	14,748	12,086	(9,837)
Korea Telecom America, Inc.	5,850	1,904	13,392	(31)
PT. KT Indonesia	38	—	—	(6)

1	These companies are the intermediate parent companies of other subsidiaries and the above financial information is from their consolidated financial statements.

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

Financial statements of the Company are based on IFRS. The preparation of financial statements in accordance with IFRS requires the use of certain critical accounting estimates. It also requires management to exercise judgment in the process of applying the Company’s accounting policies. The areas involving a higher degree of judgment and complexity, or the areas where assumptions and estimates are significant to these financial statements are disclosed in Note 3.

2.1.1     Changes in Accounting Policy and Disclosures

(1) New standards, amendments and interpretations not yet adopted

New standards, amendments and interpretations issued but not effective for the annual periods beginning January 1, 2012, and not early adopted by the Company are as follows

—Amendment of IAS 1, Presentation of Financial Statements

IAS 1, Presentation of Financial Statements, requires other comprehensive income items be presented into two groups on the basis of whether they are potentially reclassifiable to profit or loss subsequently. This is effective for annual periods beginning on or after July 1, 2012, with early adoption permitted. The Company expects that the application of this amendment would not have a material impact on its financial statements.

—Amendments to IAS 19, Employee Benefits

According to the amendments to IAS 19, Employee Benefits, use of a ‘corridor’ approach is no longer permitted, and therefore all actuarial gains and losses incurred are immediately recognized in other comprehensive income. All past service costs incurred from changes in pension plan are immediately recognized, and expected returns on interest costs and plan assets that used to be separately calculated are now changed to calculating net interest expense (income) by applying discount rate used in measuring defined benefit obligation in net defined benefit liabilities (assets). This amendment will be effective for the Company as of January 1, 2013, and the Company is assessing the impact of application of the amended IAS 19 on its consolidated financial statements as of the report date.

—Enactment of IFRS 13, Fair value measurement

IFRS 13, Fair value measurement, aims to improve consistency and reduce complexity by providing a precise definition of fair value and a single source of fair value measurement and disclosure requirements for use across IFRS. IFRS 1 does not extend the use of fair value accounting, but provides guidance on how it should be applied where its use is already required or permitted by other standards within IFRSs. This amendment will be effective for the Company as of January 1, 2013, and the Company expects that it would not have a material impact on the consolidated financial statements.

—IFRS 10, Consolidated Financial Statements

IFRS 10, Consolidated financial statements builds on existing principles by identifying the concept of control as the determining factor in whether an entity should be included within the consolidated financial statements of the parent company. The standard provides additional guidance to assist in the determination of control where this is difficult to assess. This enactment will be effective for annual periods beginning on or after January 1, 2013, and the Company is reviewing the impact of this standard.

—IFRS 11, Joint arrangements

IFRS 11 is a more realistic reflection of joint arrangements by focusing on the rights and obligations of the arrangement rather than its legal form. There are two types of joint arrangement: joint operations and joint ventures. Joint operations arise where a joint operator has rights to the assets and obligations relating to the arrangement and hence accounts for its interest in assets, liabilities, revenue and expenses. Joint ventures arise where the joint operator has rights to the net assets of the arrangement and hence equity accounts for its interest. Proportional consolidation of joint ventures is no longer allowed. This enactment will be effective for annual periods beginning on or after January 1, 2013, and the Company is reviewing the impact of this standard.

—IFRS 12, Disclosures of interests in other entities

IFRS 12 includes the disclosure requirements for all forms of interests in other entities, including joint arrangements, associates, special purpose vehicles and other off balance sheet vehicles. This enactment will be effective for annual periods beginning on or after January 1, 2013, and the Group is reviewing the impact of this standard.

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

Acquisition-related costs are expensed as incurred. If a business combination is achieved in stages, the acquirer’s previously held ownership of the acquire is re-measured at the fair value at the acquisition date and the resulting gain or loss is recognized as the profit and loss.

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

The excess of the consideration transferred the amount of any non-controlling interest in the acquiree and the acquisition-date fair value of any previous equity interest in the acquiree over the fair value of the Company’s share of the identifiable net assets acquired is recorded as goodwill. If this is less than the fair value of the net assets of the subsidiary acquired in case of a bargain purchase, the difference is recognized directly in the statement of income.

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

The Company assesses at the end of each reporting period whether there is any objective evidence that an investment in associates is impaired. If any such evidence exists, the Company should recognize difference between recoverable amount and carrying amount of the associates as impairment loss.

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

(5) Jointly controlled entities

A joint venture is a contractual arrangement whereby two or more parties (ventures) undertake an economic activity that is subject to joint control. As with associates, investments in jointly controlled entities are accounted for using the equity method and are initially recognized at cost. The Company’s investment in jointly controlled entities includes goodwill identified on acquisition, net of any accumulated impairment loss. The Company does not recognize its share of profits or losses from the joint venture that result from the Company’s purchase of assets from the joint venture until it re-sells the assets to an independent party. However, a loss on the transaction is recognized immediately if the loss provides evidence of a reduction in the net realizable value of current assets, or an impairment loss

2.3    Segment Reporting

Operating segments are reported in a manner consistent with the internal reporting provided to the chief operating decision-maker (Note 32). The chief operating decision-maker is responsible for making strategic decisions on resource allocation and performance assessment of the operating segments.

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

When the Company ceases to have control, exchange differences that were recorded in equity are recognized in profit and loss on disposal of the investment.

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

2.6    Financial Assets and Liabilities

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

1) Financial assets and liabilities at fair value through profit or loss

This category comprises two sub-categories: financial assets and liabilities classified as held for trading, and financial assets and liabilities designated by the Company as at fair value through profit or loss upon initial recognition.

A financial asset and liability is classified as held for trading if either:

•	It is acquired or incurred principally for the purpose of selling or reacquisition in the short term, or

•	It is derivatives that are not subject to hedge accounting or a financial instrument that contains embedded derivative.

The Company may designate certain financial assets and liabilities, other than held for trading, upon initial recognition as at fair value through profit or loss when one of the following conditions is met:

•

It eliminates or significantly reduces a measurement or recognition inconsistency (sometimes referred to as ‘an accounting mismatch’) that would otherwise arise from measuring assets or liabilities or recognizing the gains and losses on them on different bases.

•

A group of financial assets is managed and its performance is evaluated on a fair value basis, in accordance with a documented risk management or investment strategy, and information about the group is provided internally on that basis to the Company’s key management personnel.

•

A contract contains one or more embedded derivatives; the Company may designate the entire hybrid (combined) contract as a financial asset at fair value through profit or loss if allowed by IAS 39, Financial Instruments: Recognition and measurement.

Financial assets and liabilities at fair value through profit or loss are classified as current assets and current liabilities, respectively.

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

3) Available-for-sale financial assets

Available-for-sale financial assets are non-derivatives that are either designated in this category or not classified in any of the other categories. They are included in non-current assets unless the investment matures or management intends to dispose of it within 12 months of the end of the reporting period. The available-for-sale financial assets of the Company are classified to the ‘other financial assets’ in the financial statements.

4) Held-to-maturity investments

Held-to-maturity financial assets are non-derivative financial assets with fixed or determinable payments and fixed maturities that the Company’s management has the positive intention and ability to hold to maturity and are categorized in ‘other financial assets’ in the financial statements. If the Company were to sell other than an insignificant amount of held-to-maturity financial assets, the whole category would be tainted and reclassified as available-for-sale financial assets. Held-to-maturity financial assets are included in non-current assets, except for those with maturities of less than 12 months of the end of the reporting period which are classified as current assets.

5) Financial liabilities measured at amortized cost

The Company classifies non-derivative financial liabilities as financial liabilities measured at amortized cost, except for financial liabilities at fair value through profit or loss or for financial liabilities that arise when a transfer of a financial asset does not qualify for derecognition. The Company’s financial liabilities measured at amortized cost are classified as ‘trade and other payables’, ‘borrowings’ and ‘other financial liabilities’ in the financial statements. For cases not qualifying for derecognition, the transferred asset continues to be recognized and a financial liability is measured as the consideration received. Financial liabilities measured at amortized cost are included in non-current liabilities, except for liabilities with maturities of less than 12 months as of the end of the reporting period, which are classified as current liabilities.

(2) Recognition and measurement

Regular purchases and sales of financial assets are recognized on the trade date (the date on which the Company commits to purchase or sell the assets). Investments are initially recognized at fair value plus transaction costs for all financial assets not carried at fair value through profit or loss. Financial assets carried at fair value through profit or losses are initially recognized at fair value, and transaction costs are expensed in the statement of income. Available-for-sale financial assets and financial assets at fair value through profit or loss are subsequently carried at fair value. Loans and receivables are subsequently carried at amortized cost using the effective interest rate method.

Gains or losses arising from changes in the fair value of the financial assets and liabilities at fair value through profit or loss are presented in the statement of income within ‘finance income (costs)’ in the period in which they arise. The Company recognizes a dividend income from financial assets at fair value through profit or loss in the statement of income when the Company’s right to receive payments is established.

Investments in equity instruments that do not have a quoted market price in an active market and whose fair value cannot be reliably measured are recognized at cost. Other than these investments, all available-for-sale financial assets are measured at fair value.

Changes in the fair value of monetary and non-monetary securities classified as available-for-sale are recognized in other comprehensive income. When securities classified as available-for-sale are sold or impaired, the accumulated fair value adjustments recognized in equity are reported in the statement of income as ‘finance income(costs)’. However, in case a subsidiary is engaged in the financial industry, the accumulated fair value adjustments recognized in equity are recognized as ‘operating income.’

Interest on available-for-sale financial assets calculated using the effective interest method is recognized in the statement of income as part of ‘finance income’. Dividends on available-for-sale equity instruments are recognized in the statement of income as part of ‘finance income’ when the Company’s right to receive payments is established. However, in case a subsidiary is engaged in the financial industry, the realized accumulated fair value adjustment, interest and dividends on available-for-sale are recognized as ‘operating income and expense’ in the statement of income.

(3) Offsetting financial instruments

Financial assets and liabilities are offset and the net amount reported in the consolidated statement of financial position when there is a legally enforceable right to offset the recognized amounts and there is an intention to settle on a net basis, or realize the asset and settle the liability simultaneously.

(4) Derecognition of financial assets

Financial assets are derecognized when the contractual rights to receive cash from the investments have expired or have been transferred, and the Company has substantially transferred all risks and rewards of ownership or when the risk and rewards of ownership of transferred assets have not been substantially retained or transferred and the Company has not retained control over these assets.

2.7    Impairment of Financial Assets

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

The criteria that the Company uses to determine that there is objective evidence of an impairment loss include:

•	Significant financial difficulty of the issuer or obligor;

•	A breach of contract, such as a default or delinquency in interest or principal payments;

•	The Company, for economic or legal reasons relating to the borrower’s financial difficulty, granting to the borrower a concession that the lender would not otherwise consider;

•	It becomes probable that the borrower will enter bankruptcy or other financial reorganisation;

•	The disappearance of an active market for that financial asset because of financial difficulties; or

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

The amount of the loss is measured as the difference between the asset’s carrying amount and the present value of estimated future cash flows (excluding future credit losses that have not been incurred) discounted at the financial asset’s original effective interest rate. The carrying amount of the asset is reduced and the amount of the loss is recognized in the statement of income. If a financial asset has a variable interest rate, the discount rate for measuring any impairment loss is the current effective interest rate determined under the contract. The Company may measure impairment of the financial instruments on the basis of an instrument’s fair value using an observable market price.

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

2.8    Derivative Financial Instruments

Derivatives are initially recognized at fair value on the date a derivative contract is entered into and are subsequently re-measured at their fair value. The method of recognizing the resulting gain or loss depends on whether the derivative is designated as a hedging instrument, and if so, the nature of the item being hedged. The gain or loss relating to derivative financial instruments which are classified as financial instruments at fair value through profit or loss is recognized as finance income (costs) in the statement of income.

If the Company uses a valuation technique that incorporates data not obtained from observable markets for the fair value at initial recognition of the financial instrument, there may be a difference between the transaction price and the amount determined using that valuation technique (Day 1 profit and loss). In these circumstances, the fair value of the financial instrument is recognized as the transaction price and the difference is amortized by using the straight-line method over the life of the financial instrument. If the fair value of the financial instrument is subsequently determined using observable market inputs, the remaining deferred amount is recognized in profit or loss in the statement of income.

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

The fair value and changes in the fair value of derivatives for hedge recorded as other comprehensive income are described in Note 8. The full fair value of a hedging item is more than 12 months and as a current asset or liability when the remaining maturity of the hedged item is less than 12 months. Trading derivatives are classified as a current asset or liability.

(1) Fair value hedge

Changes in the fair value of derivatives that are designated and qualify as fair value hedges are recorded as ‘finance income(costs)’ in the income statement, together with any changes in the fair value of the hedged asset or liability that are attributable to the hedged risk.

If the hedge no longer meets the criteria for hedge accounting, the adjustment to the carrying amount of a hedged item for which the effective interest method is used is amortized to profit or loss over the period to maturity.

(2) Cash flow hedge

The effective portion of changes in the fair value of derivatives that are designated and qualify as cash flow hedges is hedges is recognized in other comprehensive income. The gain of loss relating to the ineffective portion is recognized immediately as finance income (costs) in the statement of income.

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

When a hedging instrument expires or is sold, or when a hedge no longer meets the criteria for hedge accounting, any cumulative gain or loss existing in equity at that time remains in equity and is recognized when the forecast transaction is ultimately recognized in the income statement. When a forecast transaction is no longer expected to occur, the cumulative gain or loss that was reported in equity is immediately reclassified as finance income (costs) in the statement of income.

2.9    Trade Receivables

Trade receivables are amounts due from customers for merchandise sold or services performed in the ordinary course of business. If collection is expected in one year or less, they are classified as current assets. If not, they are presented as non-current assets. Trade receivables are recognized initially at fair value and subsequently measured at amortized cost using the effective interest method, less allowance for doubtful accounts.

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

Land is not depreciated. Depreciation on other assets is calculated using the straight-line method to allocate their cost to their residual values over their estimated useful lives, as follows:

Estimated Useful Lives
Buildings	5 – 40 years
Structures	5 – 40 years
Machinery and equipment	3 – 40 years
(Telecommunications equipment and others) Others
Vehicles	4 – 6 years
Tools	4 – 6 years
Office equipment	4 – 6 years

The assets’ residual values and useful lives are reviewed, and adjusted if appropriate, at the end of each reporting period. An asset’s carrying amount is written down immediately to its recoverable amount if the asset’s carrying amount is greater than its estimated recoverable amount. Gains and losses on disposals are determined by comparing the proceeds with the carrying amount and are recognized within ‘operating income (expenses)’ in the statement of income.

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

(2) Intangible assets except goodwill

Separately acquired Intangible assets except for goodwill are shown at historical cost. These assets have definite useful lives and are carried at historical cost less accumulated amortization. Amortization is calculated using the straight-line method to allocate the cost of assets over their estimated useful lives. However, facility usage rights (condominium membership and golf membership) and broadcast license are regarded as intangible assets with indefinite useful life and not amortized, because there is no foreseeable limit to the period over which the asset is expected to generate net cash inflows for the Company.

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

The estimated useful life used for amortizing intangible assets is as follows:

Estimated Useful Lives
Development costs	5 – 6 years
Goodwill	Unlimited useful life
Software	2 – 10 years
Industrial property rights	2 – 10 years
Frequency usage rights	5.75 – 13 years
Others [1]	3 – 50 years

1	Facility usage rights (condominium membership and golf membership) and broadcast license included in others are classified as intangible assets with indefinite useful life.

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

2.15    Government Grants

Grants from a government are recognized as operating income at their fair value where there is a reasonable assurance that the grant will be received and the Company will comply with all attached conditions.

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

2.17    Trade Payables

Trade payables are obligations to pay for goods or services that have been acquired in the ordinary course of business from suppliers. Trade payables are classified as current liabilities if payment is due within one year. If not, they are presented as non-current liabilities. Trade payables are initially recognized at fair value and subsequently measured at amortized cost using the effective interest method.

2.18    Financial guarantee contracts

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

2.19    Borrowings

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

2.20    Compound Financial Instruments

Compound financial instruments issued by the Company consist of convertible bond that can be converted to share capital at the option of the holder, and the number of shares to be issued does not vary with changes in their fair value.

The liability component of a compound financial instrument is recognized initially at the fair value of a similar liability that does not have an equity conversion option. The equity component is recognized initially at the difference between the fair value of the compound financial instrument as a whole and the fair value of the liability component. Any directly attributable transaction costs are allocated to the liability and equity components in proportion to their initial carrying amounts.

Subsequent to initial recognition, the liability component of a compound financial instrument is measured at amortized cost using the effective interest method. The equity component of a compound financial instrument is not re-measured subsequent to initial recognition except on conversion or expiry.

2.21    Employee Benefits

(1) Retirement benefit liabilities

The liability recognized in the statement of financial position in respect of the defined benefit pension plan is the present value of the defined benefit obligation at the end of the reporting period less the fair value of plan assets. The defined benefit obligation is calculated annually using the projected unit credit method. The present value of the defined benefit obligation is determined by discounting the estimated future cash outflows using interest rates of high-quality corporate bonds that are denominated in the currency in which the benefits will be paid, and that have terms to maturity approximating the terms of the related pension liability.

Actuarial gains and losses arising from experience adjustments and changes in actuarial assumptions are charged or credited to equity in other comprehensive income in the period in which they arise. Past-service costs are recognized immediately in income, while costs are amortized over the vesting period.

(2) Defined contribution plan

A defined contribution plan is a pension plan under which the Company pays fixed contributions into a separate entity. The Company has no legal or constructive obligations to pay further contributions if the fund does not hold sufficient assets to pay all employees the benefits relating to employee service in the current and prior periods. For defined contribution plans, the Company pays contributions to publicly or privately administered pension insurance plans on a mandatory, contractual or voluntary basis. The Company has no further payment obligations once the contributions have been paid. The contributions are recognized as employee benefit expense when they are due. Prepaid contributions are recognized as an asset to the extent that a cash refund or a reduction in the future payments is available.

(3) Termination benefits

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

2.24    Leases

A lease is an agreement, whereby the lessor conveys to the lessee, in return for a payment or series of payments, the right to use an asset for an agreed period of time

(1) The Company as the Lessee

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

(4) Commission fees

Commission fees related to credit card business recognized when it is probable that future economic benefits will flow to the entity and these benefits can be reliably measured. Revenues from acquiree fee, agent fee, optional service fees, member service fees and credit card service charge are measured at the fair value of the consideration received and recognized on a accrual basis.

(5) Royalty income

Royalty income is recognized on an accrual basis in accordance with the substance of the relevant agreements.

(6) Dividend income

Dividend income is recognized when the right to receive payment is established.

(7) Customer loyalty program

The Company operates a customer loyalty program in which customers are granted rewards points. The granted reward is recognized as a separately identifiable component of the sale transaction (initial sale transaction) that grants the reward. The fair value of consideration to give or given for the initial sale is allocated to the reward points and remaining of initial sale, and the consideration allocated to the reward points is measured based on the fair value of reward in exchange of reward points, which is the fair value of reward points considered the proportion of reward points that are not expected to be redeemed. Revenue from the award credits is recognized when it is redeemed.

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

Deferred income tax assets and liabilities are offset when there is a legally enforceable right to offset current tax assets against current tax liabilities and when the deferred income taxes assets and liabilities relate to income taxes levied by the same taxation authority on either the same taxable entity or different taxable entities.

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

When a component of the Company representing a separate major line of business or geographical area of operation has been disposed of, or is subject to a sale plan involving loss of control of a subsidiary, the Company discloses in the statement of income the post-tax profit or loss of discontinued operations and the post-tax gain or loss recognized on the measurement to fair value less costs to sell or on the disposal of the assets or group to be sold constituting the discontinued operation. The net cash flows attributable to the operating, investing and financing activities of discontinued operations are presented in the notes to the financial statements (Note 36).

2.31    Approval of Issuance of the Financial Statements

The issuance of the Company’s consolidated financial statements was approved by the directors on April 29, 2013.

2.32    US Dollar Convenience Translation

The December 31, 2012 consolidated financial statements are expressed in Korean Won and have been translated into U.S. dollars at the rate of ￦1,071.1 to US$1, the market average exchange rate announced by Seoul Money Brokerage Services, Ltd. and in effect on December 31, 2012, solely for the convenience of the reader. These translations should not be construed as a representation that any or all of the amounts shown could be converted into U.S. dollars at this or any other rate.

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

3.1    Estimated Impairment of Goodwill

The Company tests annually whether goodwill has suffered any impairment in accordance with the accounting policy stated in Note 2.13. The recoverable amounts of cash-generating units have been determined based on value-in-use calculations. These calculations require the use of estimates (Note 13).

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

3.4    Allowance for Doubtful Accounts

The Company recognizes provisions for accounting of estimated loss in customers’ insolvency. When the allowance for doubtful accounts is estimated, it is based on the aging analysis of trade receivables balances, incurred loss experience, customers’ credit rates and changes of payment terms. If the customer’s financial position becomes worse, the actual loss amount will be increased more than the estimated.

3.5    Post-employment Benefit Liabilities

The present value of the post-employment benefit liabilities depends on a number of factors that are determined on an actuarial basis using a number of assumptions. The assumptions used in determining the defined benefit obligation include the discount rate. Any changes in these assumptions will impact the carrying amount of the defined benefit obligation.

The Company determines the appropriate discount rate at the end of each reporting period. This is the interest rate that is used to determine the present value of estimated future cash outflows expected to be required to settle the defined benefit obligation. In determining the appropriate discount rate, the Company considers the interest rates of high-quality corporate bonds that are denominated in the currency in which the benefits will be paid, and that have terms to maturity approximating the terms of the related liability. Other key assumptions for defined benefit obligation are based in part on current market conditions. The related information is disclosed in Note 18.

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

3.7    Provisions

As described in Note 17, the Company records provisions for litigation, assets retirement obligations and others as of the end of the reporting period. The provisions are estimated based on the factors such as the historical experiences.

3.8    Useful lives of Property and equipment

The property and equipment except for land, condominium memberships, golf club memberships, and broadcasting concession are depreciated using straight line method over their useful lives. The estimated useful lives are determined based on expected usage of the assets and the estimates can be materially affected by technical changes and other factors. The Company will increase depreciation if the useful lives are considered shorter than the previously estimated useful lives.

4.    Financial Instruments by category

Financial instruments by category as of December 31, 2011 and 2012, are as follows:

(In millions of Korean won)	2011
Financial assets	Loans and receivables		Assets at fair value through the profit and loss		Derivatives used for hedge		Available- for-sale		Held-to-Maturity		Total
Cash and cash equivalents	￦	1,445,169	￦	—	￦	—	￦	—	￦	—	￦	1,445,169
Trade and other receivables		7,882,329		—		—		—		—		7,882,329
Loans receivable		1,189,331		—		—		—		—		1,189,331
Finance lease receivables		736,660		—		—		—		—		736,660
Other financial Assets		202,236		130,454		113,831		428,796		7		875,324

(In millions of Korean won)	2011
Financial liabilities	Liabilities at fair value through the profit and loss		Derivatives used for hedge		Financial liabilities at amortized cost		Other liabilities		Total
Trade and other payables	￦	—	￦	—	￦	6,542,138	￦	—	￦	6,542,138
Finance lease liabilities		—		—		136,197		—		136,197
Borrowings		—		—		10,998,552		—		10,998,552
Other financial liabilities		2,596		6,210		285,124		2,830		296,760

(In millions of Korean won)	2012
Financial assets	Loans and receivables		Assets at fair value through the profit and loss		Derivatives used for hedge		Available- for-sale		Held-to-Maturity		Total
Cash and cash equivalents	￦	2,054,696	￦	—	￦	—	￦	—	￦	—	￦	2,054,696
Trade and other receivables		6,948,639		—		—		—		—		6,948,639
Loans receivable		1,180,700		—		—		—		—		1,180,700
Finance lease receivables		861,680		—		—		—		—		861,680
Other financial Assets		373,017		92,782		21,348		429,606		408		917,161

(In millions of Korean won)	2012
Financial liabilities	Liabilities at fair value through the profit and loss		Derivatives used for hedge		Financial liabilities at amortized cost		Other liabilities		Total
Trade and other payables	￦	—	￦	—	￦	7,917,664	￦	—	￦	7,917,664
Finance lease liabilities		—		—		41,646		—		41,646
Borrowings		—		—		11,423,377		—		11,423,377
Other financial liabilities		3,216		112,603		16,649		9,328		141,796

Income or expense (gain or loss) by financial instruments category for the years ended December 31, 2010, 2011 and 2012, are as follows:

(In millions of Korean won)	2010		2011		2012
Loans and receivables
Interest income [1]	￦	253,252	￦	313,829	￦	380,556
Loss on valuation		(194,005)		(146,177)		(150,389)
Foreign currency transaction gain(loss)		(15,619)		6,100		(562)
Foreign currency translation gain(loss)		(2,911)		4,646		(2,692)
Loss on disposal		(49)		(3,807)		(15,809)
Assets at fair value through the profit and loss
Interest income [1]		3,048		10,684		6,305
Dividend income		2		13		—
Foreign currency transaction gain(loss)		352		8		(168)
Foreign currency translation gain(loss)		3		116		(636)
Gain(loss) on disposal		92		(1,120)		(4)
Gain(loss) on valuation		14,460		10,263		(7,449)
Derivatives used for hedging
Transaction loss		(824)		(26,882)		(4,023)
Gain(loss) on valuation		114		43,755		(43,880)
Other comprehensive income [2]		(27,897)		69,147		(12,410)
Reclassified to profit or loss from other comprehensive income 2,[3]		3,259		(48,385)		22,977
Available-for-sale
Interest income [1]		998		389		142
Dividend income		561		7,810		5,155
Gain on disposal		2,305		6,724		7,991
Impairment loss		(6,043)		(4,727)		(3,401)
Other comprehensive income [2]		(1,324)		80,521		31,599
Reclassified to profit or loss from other comprehensive income [2]		3,553		(1,765)		(6,327)
Liabilities at fair value through the profit and loss
Interest expense [1]		(5,380)		(11,777)		(27,167)
Foreign currency transaction loss		—		—		(218)
Foreign currency translation gain		—		—		531
Gain(loss) on disposal		(732)		40		(78)
Gain(loss) on valuation		4,998		(142)		341
Derivatives used for hedging
Gain on disposal		—		—		2,352
Gain(loss) on valuation		(12,810)		1,041		(197,476)
Other comprehensive income [2]		(20,692)		14,235		(158,157)
Reclassified to profit or loss from other comprehensive income [2],3		—		(6,030)		181,332
Financial liabilities at amortized cost
Interest expense 1,[4]		(577,527)		(574,682)		(562,134)
Foreign currency transaction gain		11,685		4,063		3,601
Foreign currency translation gain(loss)		36,303		(84,124)		262,051
Other liabilities
Financial guarantee gain or loss		(239)		(4,973)		(11,216)

Total	￦	(531,067)	￦	(341,207)	￦	(299,263)

1	KT Capital Co., Ltd. and KT Rental, a subsidiary of the Company, recognizes interest income and expense as operating revenue and expense. Interest income recognized as operating revenue is ￦184,183 million (2010: ￦160,043 million, 2011: ￦173,740 million) and interest expense recognized as operating expense is ￦116,810 million (2010: ￦95,537 million, 2011: ￦106,951 million) for the year ended December 31, 2012.

2	The amounts directly reflected in equity before adjustments of deferred income tax.

3

During the period, the certain derivatives of the Company were settled and the related gain or loss on valuation of cash flow hedge in other comprehensive income was reclassified to profit or loss for the period.

4	The amounts reflected as interest expense arising from derivatives.

5.    Cash and Cash Equivalents

Cash and cash equivalents as of December 31, 2011 and 2012, are as follows:

(In millions of Korean won)	2011		2012
Cash on hand	￦	11,330	￦	24,454
Cash in banks		652,374		839,529
Money market trust		464,000		619,840
Other financial instruments		317,465		570,873

Total	￦	1,445,169	￦	2,054,696

Cash and cash equivalents in the statement of financial position equal cash and cash equivalents in the statements of cash flows.

Restricted cash and cash equivalents as of December 31, 2011 and 2012, are as follows:

(In millions of Korean won)	Type	2011		2012		Description
Cash and cash equivalents	Restricted deposit	￦	8,707	￦	6,690	Deposit restricted for governmental project

6.    Trade and Other Receivables

Trade and other receivables as of December 31, 2011 and 2012, are as follows:

	2011
(in millions of Korean won)	Total amounts		Allowance for doubtful accounts		Present value discount		Carrying value
Current assets
Trade receivables	￦	5,318,171	￦	(462,502)	￦	(64,229)	￦	4,791,440
Other receivables		1,536,616		(169,042)		(100)		1,367,474

Total	￦	6,854,787	￦	(631,544)	￦	(64,329)	￦	6,158,914

Non-current assets
Trade receivables	￦	1,452,685	￦	(10,716)	￦	(115,171)	￦	1,326,798
Other receivables		442,640		(97)		(45,926)		396,617

Total	￦	1,895,325	￦	(10,813)	￦	(161,097)	￦	1,723,415

	2012
(in millions of Korean won)	Total amounts		Allowance for doubtful accounts		Present value discount [1]		Carrying value
Current assets
Trade receivables	￦	4,456,213	￦	(464,046)	￦	(30,906)	￦	3,961,261
Other receivables		2,083,276		(166,163)		(851)		1,916,262

Total	￦	6,539,489	￦	(630,209)	￦	(31,757)	￦	5,877,523

Non-current assets
Trade receivables	￦	688,303	￦	(3,992)	￦	(52,252)	￦	632,059
Other receivables		492,643		(9,736)		(43,850)		439,057

Total	￦	1,180,946	￦	(13,728)	￦	(96,102)	￦	1,071,116

1	The discount rate as of December 31, 2012 is 3.41%, which is the yield of earning financial assets

The fair values of trade and other receivables with original maturities less than one year equal their carrying values because the discounting effect is immaterial. The fair value of trade and other receivables with original maturities longer than one year, which are mainly from sales of goods, is determined discounting the expected future cash flow at the weighted average borrowing rate.

Details of changes in allowance for doubtful accounts for the years ended December 31, 2011 and 2012, are as follows:

	2011				2012
(in millions of Korean won)	Trade receivables		Other receivables		Trade receivables		Other receivables
Beginning balance	￦	502,248	￦	144,715	￦	473,218	￦	169,139
Provision		109,034		24,408		99,037		14,771
Reversal or written-off		(160,173)		(7,183)		(117,554)		(9,638)
Changes in the scope of consolidation		21,954		5,016		10,487		1,632
Others		155		2,183		2,850		(5)

Ending balance	￦	473,218	￦	169,139	￦	468,038	￦	175,899

Provisions for doubtful trade and other receivables are recognized as operating expenses or finance costs.

Details of aging analysis of trade receivables as of December 31, 2011 and 2012, are as follows:

(in millions of Korean won)	Trade receivables
	2011		2012
Neither past due nor impaired	￦	5,337,797	￦	3,862,344
Past due and impaired
Up to six months		754,103		700,683
Six months to twelve months		162,911		131,848
Over twelve months		336,645		366,483
Subtotal		1,253,659		1,199,014
Allowance for doubtful accounts		(473,218)		(468,038)

Total	￦	6,118,238	￦	4,593,320

The detail of other receivables as of December 31, 2011 and 2012, are as follows:

(in millions of Korean won)	2011		2012
Loans	￦	100,251	￦	131,319
Receivables [1]		1,489,040		2,011,792
Accrued income		17,651		24,611
Refundable deposits		325,603		362,389
Others		685		1,107
Allowance		(169,139)		(175,899)

Total	￦	1,764,091	￦	2,355,319

Current		1,367,474		1,916,262
Non-current		396,617		439,057

1	The settlement receivables of BC Card Co., Ltd. of ￦1,343,564 million (2011: ￦863,853 million) included, as of December 31, 2011 and 2012.

Details of aging analysis of other receivables as of December 31, 2011 and 2012, are as follows:

(in millions of Korean won)	Other receivables
	2011		2012
Neither past due nor impaired	￦	1,712,284	￦	2,270,434
Past due and impaired
Up to six months		160,612		193,559
Six months to twelve months		12,322		21,041
Over twelve months		48,012		46,184
Subtotal		220,946		260,784
Allowance for doubtful accounts		(169,139)		(175,899)

Total	￦	1,764,091	￦	2,355,319

The maximum exposure of trade and other receivables to credit risk is carrying value of each class of receivables mentioned above as of December 31, 2012. As of December 31, 2012, the Company is provided with guarantees of ￦892,106 million by Seoul Guarantee Insurance related to the collection of certain accounts receivable arising from the handset sales.

7.    Loans Receivable

Loans receivable as of December 31, 2011 and 2012, are as follows:

Current

	2011						2012
(in millions of Korean won)	Original amount		Allowance for doubtful accounts		Carrying Value		Original amount		Allowance for doubtful accounts		Carrying Value
Factoring receivables	￦	47,201	￦	(1,012)	￦	46,189	￦	71,293	￦	—	￦	71,293
Loans		640,580		(22,352)		618,228		581,351		(33,256)		548,095
Accounts receivable-loans		3,084		(221)		2,863		—		—		—
Loans for installment credit		31,044		(655)		30,389		49,205		(1,235)		47,970
Deferred loan origination costs		—		—		—		755		—		755
Accounts receivable-loans for installment credit		393		(32)		361		—		—		—

Total	￦	722,302	￦	(24,272)	￦	698,030	￦	702,604	￦	(34,491)	￦	668,113

Non-Current

	2011						2012
(in millions of Korean won)	Original amount		Allowance for doubtful accounts		Carrying Value		Original amount		Allowance for doubtful accounts		Carrying Value
Factoring receivables	￦	23,948	￦	(513)	￦	23,435	￦	6,051	￦	(1,599)	￦	4,452
Loans		388,870		(11,474)		377,396		406,410		(15,161)		391,249
Loans for installment credit		45,358		(954)		44,404		66,517		(1,935)		64,582
Deferred loan origination costs		470		—		470		2,336		—		2,336
New technology financial investment assets		10,241		(3,668)		6,573		6,788		(2,433)		4,355
New technology financial loans		41,729		(2,706)		39,023		55,190		(9,577)		45,613

Total	￦	510,616	￦	(19,315)	￦	491,301	￦	543,292	￦	(30,705)	￦	512,587

The fair values of trade and other receivables with maturities less than one year equal their carrying values because the discounting effect is immaterial. The fair value of loans receivables is determined discounting the future cash flow at the weighted average borrowing rate.

Details of changes in allowance for doubtful accounts for the years ended December 31, 2011 and 2012, are as follows:

(in millions of Korean won)	2011		2012
Beginning	￦	35,583	￦	43,587
Provision		30,808		32,914
Reversal or written-off		(22,804)		(12,210)
Others		—		905

Ending	￦	43,587	￦	65,196

Provisions for doubtful loans receivable are recognized as operating expenses.

Details of aging analysis of loans receivables as of December 31, 2011 and 2012, are as follows:

(in millions of Korean won)	2011		2012
Neither past due nor impaired	￦	1,150,452	￦	1,155,838
Past due and impaired
Up to six months		71,101		75,942
Six months to twelve months		10,586		3,767
Over twelve months		779		10,349

		82,466		90,058
Allowance for doubtful accounts		(43,587)		(65,196)

		38,879		24,862

Total	￦	1,189,331	￦	1,180,700

The maximum exposure of loans receivables to credit risk is carrying value as of December 31, 2012.

8.    Other Financial Assets and Liabilities

Other financial assets and liabilities as of December 31, 2011 and 2012, are as follows:

(In millions of Korean won)	2011		2012
Other financial assets
Assets at fair value through the profit and loss	￦	51,990	￦	6,407
Derivatives used for hedge		113,831		21,348
Financial instruments [1]		288,241		459,792
Available-for-sale financial assets		421,255		429,606
Held-to-maturity investments		7		8
Less: Non-current		(621,699)		(672,182)

Current	￦	253,625	￦	244,979

Other financial liabilities
Liabilities at fair value through the profit and loss	￦	2,596	￦	3,216
Derivatives used for hedge		6,210		112,603
Financial guarantee liabilities		2,830		9,328
Other financial liabilities [2]		285,124		16,649
Less: Non-current		(288,473)		(69,813)

Current	￦	8,287	￦	71,983

1	Financial assets amounting to ￦20,834 million (2011: ￦22,900 million) and ￦77 million (2011: ￦123 million) are collaterals pledged against the investee’s debt and checking account deposit, which are subject to withdrawal restrictions.

2	As of December 31, 2012, the Company has funding obligation to Smart Channel Co., Ltd. and recognized the related financial guarantee liabilities of ￦5,393 million.

Financial instruments at fair value through the profit and loss as of December 31, 2011 and 2012, are as follows:

	2011				2012
(in millions of Korean won)	Assets		Liabilities		Assets		Liabilities
Financial instruments held for trading	￦	50,604	￦	2,596	￦	6,407	￦	63
Financial instruments at fair value through the profit and loss		1,386		—		—		3,153

Total	￦	51,990	￦	2,596	￦	6,407	￦	3,216

The valuation gains and losses on financial instruments held for trading for the years ended December 31, 2010, 2011 and 2012, are as follows:

	2010				2011				2012
(in millions of Korean won)	Valuation gain		Valuation loss		Valuation gain		Valuation loss		Valuation gain		Valuation loss
Interest rate swap	￦	4,999	￦	—	￦	3	￦	45	￦	—	￦	2
Currency swap		1,311		—		10,229		—		—		—
Currency forward		136		15		294		180		118		—
Other derivatives		14,379		—		2,271		36		—		—

Total	￦	20,825	￦	15	￦	12,797	￦	261	￦	118	￦	2

The valuation gains and losses on financial instruments at fair value through the profit and loss for the years ended December 31, 2010, 2011 and 2012, are as follows:

(In millions of Korean won)	2010		2011		2012
Interest expense	￦	—	￦	—	￦	38
Foreign currency translation gain		—		—		199
Gain on transactions		—		—		547
Gain on valuations		—		282		97

Total	￦	—	￦	282	￦	881

The maximum exposure of debt securities of financial instruments at fair value through the profit and loss to credit risk is carrying value as of December 31, 2012.

Derivatives used for hedge as of December 31, 2011 and 2012, are as follows:

	2011				2012
(in millions of Korean won)	Assets		Liabilities		Assets		Liabilities
Interest rate swap [1]	￦	—	￦	134	￦	—	￦	1,340
Currency swap [2]		113,831		6,076		21,348		111,263

Total		113,831		6,210		21,348		112,603

Less: non-current
Interest rate swap		—		—		—		—
Currency swap		(64,349)		(1,076)		(21,348)		(50,032)

Sub-total		(64,349)		(1,076)		(21,348)		(50,032)

Current	￦	49,482	￦	5,134	￦	—	￦	62,571

1	The interest rate swap contract is to hedge the risk of variability in future fair value of the bond.

2	The currency swap contract is to hedge the risk of variability in cash flow from the bond. In applying the cash flow hedge accounting, the Company hedges its exposures to cash flow fluctuation until September 7, 2034.

The full value of a hedging derivative is classified as a non-current asset or liability if the remaining maturity of the hedged item is more than 12 months and, as a current asset or liability, if the maturity of the hedged item is less than 12 months.

The valuation gains and losses on the derivatives contracts for the years ended December 31, 2010, 2011 and 2012, are as follows:

(in millions of Korean won)	2010						2011						2012
Type of Transaction	Valuation gain		Valuation loss		Accumulated other comprehensive income [1]		Valuation gain		Valuation loss		Accumulated other comprehensive income [1]		Valuation gain		Valuation loss		Accumulated other comprehensive income [1]
Interest rate swap	￦	1,190	￦	—	￦	—	￦	—	￦	—	￦	(135)	￦	—	￦	—	￦	(1,206)
Currency swap		33,595		47,481		(50,418)		53,727		8,931		83,517		—		241,356		(169,361)

Total	￦	34,785	￦	47,481	￦	(50,418)	￦	53,727	￦	8,931	￦	83,382	￦	—	￦	241,356	￦	(170,567)

1	The amounts before adjustments of deferred income tax directly reflected in equity and allocation to the non-controlling interest.

The ineffective portion recognized in profit or loss on the cash flow hedge is valuation loss of ￦29,183 million in 2012(2011: valuation gain of ￦2,714 million, 2010: valuation gain of ￦10,341 million).

Details of available-for-sale financial assets as of December 31, 2011 and 2012, are as follows:

(In millions of Korean won)	2011		2012
Marketable equity securities	￦	47,959	￦	49,156
Non-marketable equity securities		347,467		369,497
Marketable debt securities		18,400		4,935
Non-marketable debt securities		7,429		6,018
Others		7,541		—
Total		428,796		429,606
Less: non-current		(421,255)		(429,606)

Current	￦	7,541	￦	—

Changes of available-for-sale financial assets for the years ended December 31, 2011 and 2012, are as follows:

(In millions of Korean won)	2011		2012
Beginning	￦	178,609	￦	428,796
Acquisition		168,060		86,622
Disposal		(21,216)		(114,956)
Valuation [1]		80,521		31,599
Impairment		(4,727)		(3,401)
Changes in scope of consolidation		14,094		1,056
Others		13,455		(110)

Ending	￦	428,796	￦	429,606

1	The amount before adjustment of deferred income tax directly reflected in equity and allocation to the non-controlling interest.

The maximum exposure of debt securities of available-for-sale financial assets to credit risk is carrying value as of December 31, 2012.

Available-for-sale financial assets are measured at fair value. However, non-marketable equity securities that do not have quoted market prices in an active market and the fair value of which cannot be reliably measured are recognized at cost and the impairment loss is recognized if any.

As of December 31, 2012, the equity security pledged for the borrowings of invested company is as follows.

(In millions of Korean won)	Company	2012
Available-for-sale financial assets	Econhill Development Asset Management Co., Ltd.	￦	6,000

9.     Inventories

Inventories as of December 31, 2011 and 2012, are as follows:

	2011						2012
(in millions of Korean won)	Acquisition cost		Valuation allowance		Book Value		Acquisition cost		Valuation allowance		Book Value
Merchandise	￦	622,196	￦	(29,002)	￦	593,194	￦	702,249	￦	(33,988)	￦	668,261
Goods in transit		—		—		—		193,720		—		193,720
Others		82,670		(1,137)		81,533		72,954		(65)		72,889

Total	￦	704,866	￦	(30,139)	￦	674,727	￦	968,923	￦	(34,053)	￦	934,870

Valuation loss on inventory write-downs recognized as expenses amount to ￦23,931 million in 2012 (2011: ￦23,877 million, 2010: ￦40,761 million).

10.     Other Assets and Liabilities

Other assets and liabilities as of December 31, 2011 and 2012, are as follows:

(In millions of Korean won)	2011		2012
Other assets
Advance payments	￦	136,172	￦	128,756
Prepaid expenses		218,638		244,337
Others		41,896		84,027
Less: Non-current		(86,053)		(95,178)

Current	￦	310,653	￦	361,942

Other liabilities
Advance received	￦	117,178	￦	143,614
Withholdings		52,995		93,757
Unearned revenue		71,290		42,208
Others		833		1,037
Less: Non-current		(32,038)		(41,428)

Current	￦	210,258	￦	239,188

11.    Property and Equipment

The changes in property and equipment for the years ended December 31, 2011 and 2012, are as follows:

	2011
(in millions of Korean won)	Land		Buildings and structures		Machinery and equipment		Others		Construction- in-progress		Total
Acquisition cost	￦	1,127,774	￦	3,675,370	￦	31,441,259	￦	1,806,746	￦	822,637	￦	38,873,786
Accumulated depreciation (including accumulated impairment loss and others)		(132)		(1,167,811)		(22,898,387)		(1,370,264)		(38,920)		(25,475,514)

Balance at 2011.1.1		1,127,642		2,507,559		8,542,872		436,482		783,717		13,398,272
Acquisition		5		3,541		48,258		35,901		3,158,247		3,245,952
Disposal [1]		(35,475)		(104,079)		(108,415)		(56,414)		(363)		(304,746)
Depreciation		—		(146,096)		(2,313,287)		(165,254)		—		(2,624,637)
Transfer in (out)		3,802		94,763		3,048,999		132,114		(3,279,678)		—
Inclusion in scope of consolidation		115,978		46,445		180,245		29,868		48,560		421,096
Exclusion from scope of consolidation		—		(6,626)		(100,554)		(5,862)		(30,742)		(143,784)
Others		(10,942)		(40,097)		(76,767)		110,327		48,021		30,542

Balance at 2011.12.31	￦	1,201,010	￦	2,355,410	￦	9,221,351	￦	517,162	￦	727,762	￦	14,022,695

Acquisition cost	￦	1,201,142	￦	3,570,608	￦	33,455,278	￦	1,944,129	￦	754,648	￦	40,925,805
Accumulated depreciation (including accumulated impairment loss and others)		(132)		(1,215,198)		(24,233,927)		(1,426,967)		(26,886)		(26,903,110)

1	Land and buildings disposed of in connection with the sale and leaseback transactions with K-REALTY CR-REIT 1 were included (Note 25).

	2012
(in millions of Korean won)	Land		Buildings and structures		Machinery and equipment		Others		Construction- in-progress		Total
Acquisition cost	￦	1,201,142	￦	3,570,608	￦	33,455,278	￦	1,944,129	￦	754,648	￦	40,925,805
Accumulated depreciation (including accumulated impairment loss and others)		(132)		(1,215,198)		(24,233,927)		(1,426,967)		(26,886)		(26,903,110)

Balance at 2012.1.1		1,201,010		2,355,410		9,221,351		517,162		727,762		14,022,695
Acquisition		9,554		4,582		149,606		447,487		3,244,792		3,856,021
Disposal [1]		(17,200)		(42,335)		(65,727)		(156,694)		(12,065)		(294,021)
Depreciation		—		(134,382)		(2,384,508)		(351,087)		—		(2,869,977)
Transfer in (out)		16,049		82,227		2,911,203		121,214		(3,130,693)		—
Inclusion in scope of consolidation [2]		13,097		5,565		81		967,914		1,524		988,181
Exclusion from scope of consolidation		—		—		(63)		(18)		—		(81)
Others		14,683		(89,708)		8,837		76,128		21,662		31,602

Balance at 2012.12.31	￦	1,237,193	￦	2,181,359	￦	9,840,780	￦	1,622,106	￦	852,982	￦	15,734,420

Acquisition cost	￦	1,237,325	￦	3,255,925	￦	32,144,952	￦	3,561,622	￦	867,799	￦	41,067,623
Accumulated depreciation (including accumulated impairment loss and others)		(132)		(1,074,566)		(22,304,172)		(1,939,516)		(14,817)		(25,333,203)

1	Land and buildings disposed of in connection with the sale and leaseback transactions with AJU-KTM private funding real-estate investment trust No. 1 and K-REALTY CR-REIT 2 were included (Note 25).

2	Operating lease assets of KT Rental amounting to ￦959,056 million is included in changes in scope of consolidation.

Certain land and buildings are pledged as collaterals for borrowings of up to ￦9,740 million as of December 31, 2012 (2011: ￦1,940 million).

The borrowing costs capitalized for qualifying assets amount to ￦12,126 million (2011: ￦14,675 million) in 2012. The interest rate applied to calculate the capitalized borrowing costs in 2012 is 4.46% to 6.06%. (2011: 5.23% to 6.83%)

12.     Investment Property

The changes in investment property for years ended December 31, 2011 and 2012, are as follows:

	2011						2012
(in millions of Korean won)	Land		Buildings		Total		Land		Buildings		Total
Acquisition cost	￦	320,739	￦	1,158,558	￦	1,479,297	￦	325,158	￦	1,195,175	￦	1,520,333
Accumulated depreciation (including accumulated impairment loss and others)		—		(333,047)		(333,047)		—		(361,228)		(361,228)

Beginning		320,739		825,511		1,146,250		325,158		833,947		1,159,105
Disposal[1,2]		(10,660)		(27,023)		(37,683)		(2,619)		(70,024)		(72,643)
Depreciation		—		(47,221)		(47,221)		—		(49,006)		(49,006)
Transfer		15,079		82,680		97,759		12,908		104,849		117,757

Ending	￦	325,158	￦	833,947	￦	1,159,105	￦	335,447	￦	819,766	￦	1,155,213

Acquisition cost	￦	325,158	￦	1,195,175	￦	1,520,333	￦	335,447	￦	1,022,454	￦	1,357,901
Accumulated depreciation (including accumulated impairment loss and others)		—		(361,228)		(361,228)		—		(202,688)		(202,688)

1	Land and buildings disposed of in connection with the sale and leaseback transactions with Aju-KTM private funding real estate investment trust No.1 and K-REALTY CR-REIT 2 in 2012 were included (Note 25).

2	Land and buildings disposed of in connection with the sale and leaseback transactions with K-REALTY CR-REIT 1 in 2011 were included (Note 25).

The buildings mentioned above are depreciated over 10 to 40 years using the straight-line method.

The fair value of investment property is ￦2,335,642 million as of December 31, 2012 (2011: ￦2,524,039 million). The fair value of investment property is estimated based on the expected cash flow.

Rental income from investment property is ￦99,527 million in 2012 (2011: ￦150,752 million, 2010: ￦114,779 million) and direct operating expenses (including repairs and maintenance) arising from investment property that generated rental income during the period are recognized as operating expenses.

Certain land and buildings are pledged as collateral related to the rental contracts for up to ￦46,389 million as of December 31, 2012 (2011: ￦70,317 million).

13.     Intangible Assets

The changes in intangible assets for the years ended December 31, 2011 and 2012, are as follows:

	2011
(in millions of Korean won)	Goodwill		Development costs		3rd party software		Frequency usage rights		Others [1]		Total
Acquisition cost	￦	91,513	￦	947,053	￦	438,302	￦	1,342,023	￦	376,470	￦	3,195,361
Accumulated amortization (including accumulated impairment loss and others)		(7,749)		(562,051)		(269,509)		(762,812)		(174,320)		(1,776,441)

Balance at 2011.1.1		83,764		385,002		168,793		579,211		202,150		1,418,920
Acquisition		—		156,114		100,870		441,485		30,284		728,753
Disposal		—		(1,849)		(105)		—		(9,935)		(11,889)
Amortization		—		(102,806)		(54,976)		(124,999)		(37,095)		(319,875)
Inclusion in scope of consolidation [2]		366,858		257		11,467		—		472,436		851,018
Exclusion from scope of consolidation		—		—		—		—		(6,178)		(6,178)
Others		(1,227)		(10,091)		(1,730)		—		(4,216)		(17,264)

Balance at 2011.12.31	￦	449,395	￦	426,628	￦	224,319	￦	895,697	￦	647,446	￦	2,643,485

Acquisition cost	￦	457,144	￦	1,069,158	￦	555,154	￦	1,783,508	￦	885,994	￦	4,750,958
Accumulated amortization (including accumulated impairment loss and others)		(7,749)		(642,530)		(330,835)		(887,811)		(238,548)		(2,107,473)

1	Industrial right and facility usage right are included in others.

2	As a result of acquisition of control of KT Skylife Co., Ltd. and BC Card Co., Ltd., intangible assets such as the customer base measured at fair value in accordance with IFRS 3, “Business Combination”, are included (Note 35). These intangible assets were not recorded in the statements of financial position of KT Skylife Co., Ltd. and BC Card Co., Ltd.

	2012
(in millions of Korean won)	Goodwill		Development costs		3rd party software		Frequency usage rights		Others [1]		Total
Acquisition cost	￦	457,144	￦	1,069,158	￦	555,154	￦	1,783,508	￦	885,994	￦	4,750,958
Accumulated amortization (including accumulated impairment loss and others)		(7,749)		(642,530)		(330,835)		(887,811)		(238,548)		(2,107,473)

Balance at 2012.1.1		449,395		426,628		224,319		895,697		647,446		2,643,485
Acquisition		—		322,350		72,398		267,161		68,572		730,481
Disposal		(1,705)		(612)		(1,142)		—		(4,412)		(7,871)
Amortization		—		(127,237)		(59,831)		(118,500)		(82,995)		(388,563)
Inclusion in scope of consolidation [2]		150,337		9,341		1,176		—		77,035		237,889
Exclusion from scope of consolidation		—		—		(234)		—		—		(234)
Others		—		(1,807)		3,084		—		(3,871)		(2,594)

Balance at 2012.12.31	￦	598,027	￦	628,663	￦	239,770	￦	1,044,358	￦	701,775	￦	3,212,593

Acquisition cost	￦	605,776	￦	1,393,088	￦	613,380	￦	1,924,869	￦	1,012,256	￦	5,549,369
Accumulated amortization (including accumulated impairment loss and others)		(7,749)		(764,425)		(373,610)		(880,511)		(310,481)		(2,336,776)

1	Industrial rights are included in others.

2	As a result of additional acquisition of ownership interest in KT Rental, intangible assets such as the customer base measured at fair value in accordance with IFRS 3, “Business Combination”, are included (Note 35). These intangible assets were not recorded in the statements of financial position of KT Rental.

The carrying value of facility usage rights with indefinite useful life not subject to amortization is ￦159,510 million (2011: ￦153,797 million) as of December 31, 2012.

Goodwill is allocated to the Company’s cash-generating unit which is identified by operating segments. As of December 31, 2012, goodwill allocated to each cash-generation unit is as follows:

(in millions of Korean won)
Telecom & Convergence/Customer [1]
Mobile business	￦	65,057
Finance and Rental
KT Rental [2]		131,426
BC Card Co., Ltd. [3]		41,234
Others
KT Skylife Co., Ltd. [4]		306,303
KT Powertel Co., Ltd and others		54,007

Total	￦	598,027

1	The mobile business was classified as ‘Personal Customer Group’ segment in 2011. However, due to changes in the reporting segment in 2012, mobile business became a part of ‘Telecom & Convergence/Customer’ segment. The recoverable amounts of mobile business are calculated based on value-in-use calculations. These calculations use pre-tax cash flow projections for the next four years based on financial budgets approved by management with 1.5% of perpetual growth rate and 4.7% of discount rate. The Company estimated its revenue growth rate based on past performance and its expectation of market development. The applied growth rate is consistent with the growth rate included in the industry analysis report. As a result of the impairment test, there is no impairment loss on goodwill allocated to the mobile business as of December 31, 2012.

2	The recoverable amounts of KT Rental are calculated based on value-in-use calculations. These calculations use pre-tax cash flow projections for the next five years based on financial budgets approved by management with 0% of perpetual growth rate and 9.3% of discount rate. The Company estimated its revenue growth rate based on past performance and its expectation of market development. The applied growth rate is consistent with the growth rate included in the industry analysis report. As a result of the impairment test, there is no impairment loss on goodwill allocated to KT Rental as of December 31, 2012.

3	The recoverable amounts of BC card are calculated based on value-in-use calculations. These calculations use pre-tax cash flow projections for the next five years based on financial budgets approved by management with 0% of perpetual growth rate and 14.0% of discount rate. The Company estimated its revenue growth rate based on past performance and its expectation of market development. The applied growth rate is consistent with the growth rate included in the industry analysis report. As a result of the impairment test, there is no impairment loss on goodwill allocated to BC Card as of December 31, 2012.

4	The recoverable amounts of KT Skylife Co., Ltd. are determined based on fair value of KT Skylife less costs to sell. As a result of the impairment test based on the determined recoverable amounts, there is no impairment loss on goodwill allocated to KT Skylife as of December 31, 2012.

As a result of the impairment test, the Company recognized the impairment losses of ￦1,705 million on goodwill allocated to KT Cloudware Corporation as other operating expenses in the statement of the consolidated income. The Company considers that the carrying value of cash generating units does not exceed the recoverable amount of the CGUs other than KT Cloudware Corporation.

14.    Investments in Jointly Controlled Entities and Associates

The changes in investments in jointly controlled entities and associates for the years ended December 31, 2011 and 2012, are as follows:

	2011
(in millions of Korean won)	Beginning		Acquisition (Disposal)		Reclassification		Interest in jointly controlled entities and associates [3]		Others		Ending
KT Submarine Co., Ltd.	￦	26,828	￦	—	￦	—	￦	2,365	￦	(6)	￦	29,187
KT Rental [2]		171,554		(15,849)		—		21,817		(2,287)		175,235
KT Skylife Co., Ltd. [3]		93,758		—		(93,315)		—		(443)		—
KTCS Corporation		19,135		—		—		3,350		(2,158)		20,327
KTIS Corporation		19,048		—		—		3,473		(1,433)		21,088
Korea Information & Technology Fund		122,042		—		—		1,556		(4,106)		119,492
KT-SB Venture Investment		12,662		—		—		(19)		—		12,643
Company K Movie Asset Fund No.1		9,362		—		—		231		—		9,593
Boston Global Film & Contents Fund L.P		8,822		—		—		(1,287)		—		7,535
Mongolian Telecommunications		12,312		—		—		409		(1,489)		11,232
Metropol Property LLC		1,671		—		—		137		(62)		1,746
KT Wibro Infra Co., Ltd.		65,502		—		—		704		—		66,206
SMART CHANNEL Co., Ltd.		—		6,000		500		(3,752)		—		2,748
Kan Communications Co., Ltd.		—		3,000		—		(184)		—		2,816
KTF-CJ Music Contents Investment Fund		8,823		—		—		(1,288)		—		7,535
Others		66,542		(14,787)		32,632		(27,985)		(14,601)		41,801

Total	￦	638,061	￦	(21,636)	￦	(60,183)	￦	(473)	￦	(26,585)	￦	529,184

	2012
(in millions of Korean won)	Beginning		Acquisition (Disposal)		Reclassification		Interest in jointly controlled entities and associates[1]		Others		Ending
KT Submarine Co., Ltd.	￦	29,187	￦	—	￦	—	￦	2,101	￦	—	￦	31,288
KT Rental [2]		175,235		—		(179,719)		9,370		(4,886)		—
KTCS Corporation		20,327		—		—		1,456		1		21,784
KTIS Corporation		21,088		—		—		782		—		21,870
Korea Information & Technology Fund		119,492		—		—		1,621		—		121,113
KT-SB Venture Investment		12,643		—		—		(258)		—		12,385
Company K Movie Asset Fund No.1		9,593		—		—		1,336		—		10,929
Boston Global Film & Contents Fund L.P		7,535		—		—		(633)		—		6,902
Mongolian Telecommunications		11,232		—		—		232		(1,465)		9,999
Metropol Property LLC		1,746		—		—		37		—		1,738
KT Wibro Infra Co., Ltd.		66,206		—		—		534		1		66,741
SMART CHANNEL Co., Ltd.		2,748		—		—		(2,748)		—		—
Kan Communications Co., Ltd.		2,816		—		—		(778)		(1)		2,037
KTF-CJ Music Contents Investment Fund		7,535		—		—		(633)		—		6,902
QTT Global(Group) Company Limited		—		12,746		—		203		—		12,949
Others		41,801		38,540		—		14,622		(10,862)		84,101

Total	￦	529,184	￦	51,286	￦	(179,719)	￦	27,244	￦	(17,212)	￦	410,783

1	KT Capital Co., Ltd., a subsidiary of the Company, recognizes its share in income (loss) from jointly controlled entities and associates as operating revenue and expense. These include its share in income from jointly controlled entities and associates of ￦6,591 million (2011: ￦2,701 million) recognized as operating revenue and the share in loss from jointly controlled entities and associates of ￦362 million (2011: ￦136 million) recognized as operating expense.

2	As of December 31, 2011, the Company had classified the entity as a joint venture due to the exercise of joint control under the arrangement of shareholders. However, since the Company obtained control during 2012, this entity was consolidated.

3	As of December 31, 2011, the entity was consolidated since the Company acquired control over KT Skylife Co., Ltd. as a result of acquisition of additional ownership interest.

The summary of financial information of joint ventures and associates as of and for the years ended December 31, 2011 and 2012, follows:

	2011
(In millions of Korean won)	Location	% of ownership interest	Assets		Liabilities		Operating revenue		Net profit (loss)
KT Submarine Co., Ltd.	Domestic	36.92%	￦	127,063	￦	48,004	￦	111,453	￦	6,700
KT Rental	Domestic	58.00%		1,419,392		1,167,454		657,971		27,321
KTCS Corporation [1]	Domestic	17.49%		172,268		56,072		380,506		19,923
KTIS Corporation [1]	Domestic	17.80%		174,460		56,013		373,397		21,078
Korea Information & Technology Fund	Domestic	33.33%		358,475		—		15,630		2,880
KT-SB Venture Investment [2]	Domestic	50.00%		25,823		536		—		(38)
Company K Movie Asset Fund No.1 [3]	Domestic	60.00%		15,997		8		2,751		385
Boston Global Film & Contents Fund L.P.	Domestic	27.69%		27,411		204		933		(4,643)
Mongolian Telecommunications	Mongolia	40.00%		28,081		—		20,747		780
Metropol Property LLC	Uzbekistan	34.00%		4,075		846		1,512		486
KT Wibro Infra Co., Ltd	Domestic	26.22%		257,744		5,220		2,294		2,863
SMART CHANNEL Co., Ltd [4]	Domestic	65.00%		91,383		98,306		9,785		(9,471)
KTF-CJ Music Contents Investment Fund	Domestic	50.00%		10,076		—		318		173
KT-DoCoMo Mobile Investment Fund	Domestic	45.00%		9,286		162		92		(26)
Others	—	—		1,444,343		621,230		802,454		43,111

Total			￦	4,165,877	￦	2,054,055	￦	2,379,843	￦	111,522

(In millions of Korean won)	2012
	Location	% of ownership interest	Assets		Liabilities		Operating revenue		Net profit (loss)
KT Submarine Co., Ltd.	Domestic	36.92%	￦	109,787	￦	25,037	￦	68,900	￦	7,952
KTCS Corporation [1]	Domestic	17.80%		179,840		57,310		384,165		17,714
KTIS Corporation [1]	Domestic	17.80%		178,710		55,674		388,370		17,535
Korea Information & Technology Fund	Domestic	33.33%		363,346		6		19,444		5,820
KT-SB Venture Investment [2]	Domestic	50.00%		25,309		538		141		(384)
Company K Movie Asset Fund No.1 [3]	Domestic	60.00%		18,262		46		3,988		2,226
Boston Global Film & Contents Fund L.P.	Domestic	27.69%		24,929		6		762		(2,284)
Mongolian Telecommunications	Mongolia	40.00%		32,382		7,383		17,058		342
Metropol Property LLC	Uzbekistan	34.00%		2,665		491		747		224
KT Wibro Infra Co., Ltd	Domestic	26.22%		259,365		4,802		2,084		2,700
SMART CHANNEL Co., Ltd [4]	Domestic	65.00%		78,889		100,238		15,542		(14,426)
KTF-CJ Music Contents Investment Fund	Domestic	27.69%		24,929		6		762		(2,284)
KT-DoCoMo Mobile Investment Fund	Domestic	45.00%		5,273		(1,263)		2,620		2,512
QTT Global(Group) Company Limited	China	25.00%		17,605		1,860		13,165		1,856
Others	—	—		810,423		387,352		428,092		19,573

Total			￦	2,131,714	￦	639,486	￦	1,345,840	￦	59,076

1

At the end of the reporting period, despite the Company having less than 20% ownership, the equity method of accounting has been applied as it is considered that the Company has the significant influence over the operating and financial policies of these entities.

2

As of December 31, 2012, despite the Company having 50% ownership, the equity method of accounting has been applied as the Company, which is a limited partner of investment fund, cannot participate in determining the operating and financial policies.

3	At the end of the reporting period, despite the Company having more than 50% ownership, the equity method accounting has been applied as it the Company, which is a limited partner of investment fund, cannot participate in determining the operating and financial policies.

4	At the end of the reporting period, despite the Company having 65% ownership, the Company has the significant influence but no control due to the agreement among the shareholders. The entity was classified as an associate and the equity method of accounting has been applied.

Marketable investments in joint ventures and associates as of December 31, 2011 and 2012, are as follows:

	2011
	Number of shares	Book Value (In millions of Korean won)		Fair Value (In millions of Korean won)
KT Submarine Co., Ltd.	1,617,000	￦	29,186	￦	21,344
KTCS Corporation	8,132,130		20,327		16,834
KTIS Corporation	6,196,190		21,088		17,349
Mongolian Telecommunications	10,348,111		11,232		23,470

	2012
	Number of shares	Book Value (In millions of Korean won)		Fair Value (In millions of Korean won)
KT Submarine Co., Ltd.	1,617,000	￦	31,288	￦	21,344
KTCS Corporation	8,132,130		21,784		18,623
KTIS Corporation	6,196,190		21,870		19,518
Mongolian Telecommunications	10,348,111		9,999		14,741

The Company has not recognized loss from jointly controlled entities and associates of ￦7,308 million for the year (2011: ￦5,633 million). The accumulated comprehensive loss of joint ventures and associates as of December 31, 2012, which was not recognized by the Company is ￦22,143 million (2011: ￦15,490 million).

The following equity securities owned by the Company are pledged as collaterals for the investees’ borrowings.

(In millions of Korean won)	Investee	Amount
Investments in associate	Smart Channel Co., Ltd.	￦	6,500

15.    Trade and other payables

The Company’s trade and other payables as of December 31, 2011 and 2012, are as follows:

(In millions of Korean won)	2011		2012
Current liabilities
Trade payables	￦	1,635,361	￦	1,822,895
Other payables		4,255,064		5,393,409

Total	￦	5,890,425	￦	7,216,304

Non-current liabilities
Trade payables	￦	24,222	￦	10,696
Other payables		627,491		690,664

Total	￦	651,713	￦	701,360

Details of other payables as of December 31, 2011 and 2012, are as follows:

(In millions of Korean won)	2011		2012
Non-trade payables [1]	￦	3,214,585	￦	3,966,451
Accrued expenses		543,972		769,629
Operating deposits		764,660		880,895
Others		359,338		467,098
Less: non-current		(627,491)		(690,664)

Current	￦	4,255,064	￦	5,393,409

1	Settlement payables of BC card Co., Ltd. of ￦1,519,242 million related to credit card transaction included as of December 31, 2012 (2011: ￦997,915 million).

16.    Bonds Payable and Borrowings

Details of bonds payable and borrowings as of December 31, 2011 and 2012, are as follows:

Bonds Payable

(in millions of Korean won and thousands of foreign currencies)			2011			2012
Type	Maturity	Annual interest rates	Foreign currency	Korean won		Foreign currency	Korean won
MTNP notes [1]	2014.06.24	5.88%	USD 600,000	￦	691,980	USD 600,000	￦	642,660
MTNP notes [1]	2034.09.07	6.50%	USD 100,000		115,330	USD 100,000		107,110
MTNP notes [1]	2015.07.14	4.88%	USD 400,000		461,320	USD 400,000		428,440
MTNP notes [1]	2016.05.03	5.88%	USD 200,000		230,660	USD 200,000		214,220
Euro bonds	2012.04.11	—	USD 200,000		230,660	—		—
Reg S bonds	2017.01.20	3.88%	—		—	USD 350,000		374,885
FR notes [2]	2013.09.11	LIBOR(3M)+ 1.50%	USD 200,000		230,660	USD 200,000		214,220
FR notes [2]	2013.04.09	LIBOR(3M)+ 0.47%	USD 100,000		115,330	USD 100,000		107,110
Japanese yen bonds	2013.01.25	1.58%	JPY35,000,000		519,806	JPY 35,000,000		436,625
The 159th Public bond	2013.10.27	5.39%	—		300,000	—		300,000
The 163rd Public bond	2014.03.30	5.51%	—		170,000	—		170,000
The 165-2nd Public bond	2014.08.26	4.44%	—		140,000	—		140,000
The 166-2nd Public bond	2012.03.21	—	—		100,000	—		—
The 167-1st Public bond	2012.04.20	—	—		100,000	—		—
The 167-2nd Public bond	2015.04.20	4.84%	—		100,000	—		100,000
The 168-1st Public bond	2012.06.21	—	—		240,000	—		—
The 168-2nd Public bond	2015.06.21	4.66%	—		90,000	—		90,000
The 169th Public bond	2012.04.03	—	—		140,000	—		—
The 171st Public bond	2013.02.28	5.41%	—		100,000	—		100,000
The 172-2nd Public bond	2012.04.02	—	USD 110,000		126,863	—		—
The 173-1st Public bond	2013.08.06	6.49%	—		100,000	—		100,000
The 173-2nd Public bond	2018.08.06	6.62%	—		100,000	—		100,000
The 175-1st Public bond	2012.02.27	—	—		40,000	—		—
The 175-2nd Public bond	2014.02.27	5.47%	—		360,000	—		360,000
The 176-1st Public bond	2012.05.28	—	—		100,000	—		—
The 176-2nd Public bond	2014.05.28	5.06%	—		170,000	—		170,000
The 176-3rd Public bond	2016.05.28	5.24%	—		260,000	—		260,000
The 177-1st Public bond	2013.02.09	4.86%	—		240,000	—		240,000
The 177-2nd Public bond	2015.02.09	5.26%	—		190,000	—		190,000
The 177-3rd Public bond	2017.02.09	5.38%	—		170,000	—		170,000
The 178-1st Public bond [2]	2013.01.18	LIBOR(3M) +1.00%	USD 100,000		115,330	USD 100,000		107,110
The 178-2nd Public bond [2]	2014.01.17	LIBOR(3M) +1.05%	USD 100,000		115,330	USD 100,000		107,110
The 179th Public bond	2018.03.29	4.47%	—		260,000	—		260,000
The 180-1st Public bond	2016.04.26	4.35%	—		210,000	—		210,000
The 180-2nd Public bond	2021.04.26	4.71%	—		380,000	—		380,000
The 181-1st Public bond	2016.08.26	3.94%	—		260,000	—		260,000
The 181-2nd Public bond	2018.08.26	3.99%	—		90,000	—		90,000

(in millions of Korean won and thousands of foreign currencies)			2011		2012
Type	Maturity	Annual interest rates	Foreign currency	Korean won	Foreign currency	Korean won
The 181-3rd Public bond	2021.08.26	4.09%	—	250,000	—	250,000
The 182-1st Public bond	2016.10.28	4.11%	—	320,000	—	320,000
The 182-2nd Public bond	2021.10.28	4.31%	—	100,000	—	100,000
The 183-1st Public bond	2016.12.22	3.81%	—	50,000	—	50,000
The 183-2nd Public bond	2021.12.22	4.09%	—	90,000	—	90,000
The 183-3rd Public bond	2031.12.22	4.27%	—	160,000	—	160,000
The 51-2nd Public bond	2013.06.20	6.41%	—	70,000	—	70,000
The 52-2nd Public bond	2013.08.04	6.64%	—	100,000	—	100,000
The 26th Public bond	2013.04.19	5.15%	—	10,000	—	10,000
The 27th Public bond	2014.07.25	5.04%	—	5,000	—	5,000
The 17-2nd Public bond	2013.03.11	5.45%	—	—	—	30,000
The 27-2nd Public bond	2013.04.09	5.04%	—	—	—	70,000
The 28-1st Public bond	2014.04.05	4.61%	—	—	—	50,000
The 28-2nd Public bond	2016.04.05	5.25%	—	—	—	65,000
The 29th Public bond	2016.09.05	4.85%	—	—	—	45,000
The 30th Public bond	2014.10.31	4.50%	—	—	—	90,000
The 31-1st Public bond	2015.06.15	3.73%	—	—	—	100,000
The 31-2nd Public bond	2017.06.15	3.97%	—	—	—	100,000
The 32-1st Public bond	2015.11.20	3.19%	—	—	—	100,000
The 32-2nd Public bond	2017.11.20	3.33%	—	—	—	100,000
The 17-3rd Public bond	2013.05.30	7.14%	—	50,000	—	50,000
The 18-4th Public bond	2013.06.23	7.55%	—	10,000	—	10,000
The 22-3rd Public bond	2012.01.23	—	—	25,000	—	—
The 24th Public bond	2012.06.29	—	—	30,000	—	—
The 25-2nd Public bond	2012.07.30	—	—	25,000	—	—
The 26th Public bond	2012.08.27	—	—	50,000	—	—
The 27th Private bond	2012.09.04	—	—	10,000	—	—
The 28-2nd Public bond	2012.11.12	—	—	30,000	—	—
The 29-2nd Public bond	2012.11.30	—	—	40,000	—	—
The 30-3rd Public bond	2012.12.23	—	—	10,000	—	—
The 31st Public bond	2012.12.31	—	—	10,000	—	—
The 32-1st Public bond	2012.01.22	—	—	10,000	—	—
The 32-2nd Public bond	2013.01.22	5.95%	—	50,000	—	50,000
The 32-3rd Public bond	2015.01.22	6.70%	—	30,000	—	30,000
The 33rd Public bond	2015.02.11	6.45%	—	50,000	—	50,000
The 34-1st Public bond	2012.02.26	—	—	30,000	—	—
The 34-2nd Public bond	2013.02.26	5.60%	—	10,000	—	10,000
The 35-1st Public bond	2012.03.22	—	—	20,000	—	—
The 35-2nd Public bond	2013.03.22	5.05%	—	30,000	—	30,000
The 36-1st Public bond	2012.04.30	—	—	20,000	—	—
The 36-2nd Public bond	2013.04.30	4.75%	—	30,000	—	30,000
The 36-3rd Public bond	2015.04.30	5.65%	—	20,000	—	20,000
The 37-2nd Public bond	2012.06.30	—	—	10,000	—	—
The 37-3rd Public bond	2013.06.30	5.45%	—	20,000	—	20,000
The 37-4th Public bond	2014.06.30	5.85%	—	10,000	—	10,000
The 38-1st Public bond	2012.01.19	—	—	30,000	—	—
The 38-2nd Public bond	2012.07.19	—	—	30,000	—	—
The 38-3rd Public bond	2014.07.19	5.85%	—	10,000	—	10,000
The 39th Public bond	2013.07.30	5.35%	—	30,000	—	30,000
The 40-1st Public bond	2012.05.10	—	—	40,000	—	—
The 40-2nd Public bond	2013.08.10	5.33%	—	20,000	—	20,000
The 40-3rd Public bond	2015.08.10	5.95%	—	20,000	—	20,000
The 41-1st Public bond	2012.09.17	—	—	30,000	—	—
The 41-2nd Public bond	2013.09.17	4.63%	—	20,000	—	20,000
The 41-3rd Public bond	2014.09.17	5.10%	—	10,000	—	10,000
The 42-1st Public bond	2013.11.22	4.62%	—	30,000	—	30,000
The 42-2nd Public bond	2014.11.22	5.10%	—	20,000	—	20,000
The 42-3rd Public bond	2015.11.22	5.44%	—	10,000	—	10,000

(in millions of Korean won and thousands of foreign currencies)			2011			2012
Type	Maturity	Annual interest rates	Foreign currency	Korean won		Foreign currency	Korean won
The 43-1st Public bond	2014.01.28	5.05%	—		40,000	—		40,000
The 43-2nd Public bond	2015.01.28	5.32%	—		10,000	—		10,000
The 43-3rd Public bond	2016.01.28	5.75%	—		30,000	—		30,000
The 44-1st Public bond	2012.10.28	—	—		30,000	—		—
The 44-2nd Public bond	2013.04.28	4.53%	—		30,000	—		30,000
The 44-3rd Public bond	2013.10.28	4.76%	—		20,000	—		20,000
The 45th Private bond	2014.05.18	4.80%	—		30,000	—		30,000
The 46-1st Public bond	2013.02.26	4.10%	—		20,000	—		20,000
The 46-2nd Public bond	2014.05.26	4.50%	—		40,000	—		40,000
The 46-3rd Public bond	2015.05.26	4.71%	—		20,000	—		20,000
The 46-4th Public bond	2016.05.26	4.90%	—		20,000	—		20,000
The 47th Public bond	2014.06.23	4.50%	—		30,000	—		30,000
The 48th Public bond	2016.08.11	4.71%	—		10,000	—		10,000
The 49th Public bond [2]	2014.08.23	CD(91D)+0.93%	—		20,000	—		20,000
The 50-1st Public bond	2013.03.21	4.30%	—		20,000	—		20,000
The 50-2nd Public bond	2016.09.21	4.87%	—		5,000	—		5,000
The 51-1st Public bond	2014.09.30	4.69%	—		10,000	—		10,000
The 51-2nd Public bond	2016.09.30	4.92%	—		20,000	—		20,000
The 52-1st Public bond	2013.10.11	4.49%	—		10,000	—		10,000
The 52-2nd Public bond [2]	2014.10.11	CD(91D)+1.10%	—		10,000	—		10,000
The 53rd Public bond	2013.10.17	4.39%	—		20,000	—		20,000
The 54th Public bond	2014.10.28	4.64%	—		10,000	—		10,000
The 55-1st Public bond	2014.11.16	4.46%	—		40,000	—		40,000
The 55-2nd Public bond	2015.11.16	4.56%	—		20,000	—		20,000
The 55-3rd Public bond	2016.11.16	4.74%	—		5,000	—		5,000
The 56th Public bond	2014.12.13	4.18%	—		35,000	—		35,000
The 57-1st Public bond [2]	2014.10.05	CD(91D)+0.87%	—		—	—		50,000
The 57-2nd Public bond	2016.01.05	4.44%	—		—	—		20,000
The 57-3rd Public bond	2017.01.05	4.61%	—		—	—		30,000
The 58-1st Public bond	2014.07.10	4.27%	—		—	—		30,000
The 58-2nd Public bond	2015.07.10	4.37%	—		—	—		20,000
The 59-1st Public bond	2015.05.25	3.78%	—		—	—		20,000
The 59-2nd Public bond	2016.05.25	3.87%	—		—	—		20,000
The 59-3rd Public bond	2017.05.25	4.03%	—		—	—		40,000
The 60th Public bond [2]	2015.07.13	CD(91D)+0.39%	—		—	—		40,000
The 61st Public bond	2017.09.22	3.65%	—		—	—		45,000
The 62-1st Public bond	2015.08.27	3.19%	—		—	—		20,000
The 62-2nd Public bond	2017.10.11	3.43%	—		—	—		50,000
The 63rd Public bond	2017.09.27	3.44%	—		—	—		40,000
The 64-1st Public bond	2015.10.29	3.26%	—		—	—		20,000
The 64-2nd Public bond	2017.12.21	3.46%	—		—	—		50,000
The 65th Public bond	2018.03.22	3.47%	—		—	—		55,000
The 66th Public bond	2018.04.02	3.52%	—		—	—		54,000
Unsecured private convertible bond [3]	2016.01.20	2.00%	—		15,000	—		15,000
The 14-2nd unsecured bond	2012.05.22	—	—		50,000	—		—
The 15th unsecured bond	2012.06.22	—	—		50,000	—		—
The 16th unsecured bond	2015.04.23	3.80%	—		—	—		80,000
The 1st unsecured convertible bond [3]	2014.12.30	3.00%	—		2,000	—		2,000
The 8th unsecured convertible bond [3]	2015.11.26	—	—		—	—		19,052

Total					10,120,269			10,059,542
Less: Current portion					(1,657,524)			(2,305,065)
Discount on bonds					(31,104)			(26,600)
Conversion right adjustment					(3,026)			(5,800)
Premium on bonds redemption					1,750			3,517

Net				￦	8,430,365		￦	7,725,594

1	As of December 31, 2012, the outstanding notes issued by the Company amount to USD 1,300 million with fixed interest rates under Medium Term Note Program (“MTNP”) listed in the Singapore Stock Exchange, which allowed issuance of notes of up to USD 2,000 million. However, this MTN Program has not been valid since 2007.

2	Libor (3M) and CD (91D) are approximately 0.31% and 2.89%, respectively, as of December 31, 2012.

3	As of the end of the reporting period, the terms and conditions of the convertible bonds are as follows:

Type	Issued by
	KT Telecop Co., Ltd.		Korea HD Broadcasting Corp.		KT Music Corporation
Issue date		2011.1.20		2010.4.30		2012.11.26
Issue price	￦	15,000 million	￦	2,000 million	￦	19,052 million
Coupon rate		2%		3%		—
Guaranteed margin ratio		4%		3%		3%
Conversion Period		From one year after the issue date to 2015.12.20		From one year after the issue date to bond maturity		From one year after the issue date to 2015.11.19
Conversion Price	￦	26,000	￦	500	￦	3,380

Short-term borrowings

(in millions of Korean won and thousands of foreign currencies)			2011			2012
Financial institution	Type	Annual interest rates	Foreign Currency	Korean won		Foreign Currency	Korean Won
Shinhan Bank	Commercial papers	—	—	￦	10,000	—	￦	—
	General loan [1]	4.45~financial bonds(6M)+2.87%	—		73,500	—		93,200
	Usance(USD)	—	USD 1,671			—		—
	Usance(JPY)	—	JPY 7,354		2,036	—		—
Samsung Securities	Commercial papers	2.94~4.02%	—		20,000	—		90,000
Meritz Securities	Commercial papers	—	—		25,000	—		—
Woori Bank	Commercial papers	—	—		18,000	—		—
	General loans [1]	KO-RIBOR(3M) +1.21~5.92%	—		—	—		14,500
	Usance(USD)	—	USD 2,192		2,527	—		—
Korea Exchange Bank	Commercial papers	3.42%	—		10,000	—		20,000
	Usance(EUR)	—	EUR 1,740		2,600	—		—
Kookmin Bank	General loans	4.99%	—		3,103	—		2,000
Citibank	General loans [1]	CD(91D)+1.20%	—		—	—		10,000
Woori Investment & Securities	Commercial papers	—	—		5,000	—		—
KTB Investment & Securities	Commercial papers	2.93~4.02%	—		20,000	—		70,000
Hanyang Securities	Commercial papers	2.96~4.02%	—		10,000	—		50,000
Standard Chartered Securities	Commercial papers	—	—		10,000	—		—
SK Securities	Commercial papers	3.06~ 3.15%	—		40,000	—		20,000
Shinyoung Securities	Commercial papers	—	—		10,000	—		—
Korea Development Bank	General loans [1]	Financial bonds(1Y) +1.15%	USD 3,973		4,583	—		5,000
Hana Bank	General loans	4.45~4.95%	—		22,500	—		22,500
	Usance(USD) [1]	—	USD 2,442		2,816	—		—
IBK Bank	Commercial papers	—	—		2,342	—		—
	General loans	5.85~5.89%	—		—	—		7,000
Daegu Bank	Commercial papers	5.54~5.93%	—		10,000	—		11,932
DGB Capital	Commercial papers	5.80%	—		—	—		5,000
NH Investment & Securities	Commercial papers	2.91~3.04%	—		—	—		20,000
HYUNDAI Securities	Commercial papers	3.10%	—		—	—		30,000
Others [2]	General loans	—	—		88,716			79,869

Total					392,723			551,001

1	KO-RIBOR(3M), CD(91D), Financial Bond(1Y), and Financial Bond(6M, AAA) are approximately 2.87%, 2.89%, 2.87%, and 3.10%, respectively, as of December 31, 2012.

2	As of December 31, 2012, KT Networks Corporation, a subsidiary of the Company, accounted for the transferred accounts receivable of ￦17,276 million (2011: ￦19,294 million), which do not qualify for derecognition, as secured borrowings.

Long-term borrowings

(in millions of Korean won and thousands of foreign currencies)			2011			2012
Financial institution	Type	Annual interest rates	Foreign currency	Korean won		Foreign currency	Korean won
Kookmin Bank	Informatization promotion funds [1]	3.04%	—	￦	5,541	—	￦	911
	Loans for operation	—	—		10,000	—		—
	General loans	6.30%	—		30,000	—		10,000
	Facility loans	4.56~4.98%	—		60,000	—		80,000
Shinhan Bank	Informatization promotion funds [1]	3.04%	—		16,383	—		11,985
	Loans for operation	—	—		14,000	—		—
	General loans [2]	Financial bond (6M) +0.8~5.76%	—		47,000	—		37,560
	Mortgage loan	4.00%	—		517	—		358
	Facility loans [2]	3.06~5.23%	—		40,878	—		67,723
Export-Import Bank of Korea	Inter-Korean Cooperation Fund [1]	2.00%	—		6,415	—		6,415
Korea Exchange Bank	General loans	—	—		45,000	—		—
Woori Bank	General loans [2]	CD(91D)+1.39~5.98%	—		—	—		45,000
National Federation of Fisheries Cooperatives	General loans	4.63%	—		—	—		50,000
NH Bank	General loans	5.80~6.00%	—		50,000	—		50,000
	Facility loans	4.32~5.20%	—		50,000	—		187,500
Korea Development Bank	Facility loans	4.32~4.91%	—		20,000	—		88,750
Industrial Bank of Korea	Facility loans	3.06%	—		2,000	—		1,500
Samsung Securities	Commercial papers	3.08%	—		10,000	—		60,000
Dongbu Securities	Commercial papers	4.12%	—		20,000	—		20,000
SK Securities	Commercial papers	4.12%	—		10,000	—		10,000
Hanyang Securities	Commercial papers	—			10,000			—
KTB Investment & Securities	Commercial papers	—	—		20,000	—		—
Cardnet	General loans	6.50%	—		—	—		348
HYUNDAI Securities	General loans	3.08%	—		—	—		49,947
Others	Redeemable convertible preferred stock [3]	—	—		35,196	—		51,044
Others	—	—	—		2,577	—		7,465

	Total				505,507			836,506
Less: Current portion					(63,256)			(325,366)

	Net			￦	442,251		￦	511,140

1	The above Informatization Promotion Funds are repayable in installments over three years after a two-year grace period, while Inter-Korean Cooperation Fund is repayable in installments over 13 years after a seven-year grace period.

2	The CD (91D) and financial bonds(6M, AAA) interest rates are approximately 2.89% and 3.10%, respectively, as of December 31, 2012.

3	As of the end of the reporting period, the terms and conditions of the redeemable convertible preferred stocks are as follows:

	Issued by
	Enswers Inc.						Korea HD Broadcasting Corp.		KT Telecop Co., Ltd.
Type	The A Redeemable convertible preferred stock		The B Redeemable convertible preferred stock		The C Redeemable convertible preferred stock		Redeemable convertible preferred stock		Redeemable convertible preferred stock
Issue date		2008.08.14		2009.11.24		2011.11.30		2010.12.21		2011.1.20
Issue price (per share)	￦	272,000	￦	408,400	￦	893,400	￦	500	￦	5,000
Number of share issued		5,875		1,225		11,194		1,900,000		1,346,154
Conversion price (per share)	￦	272,000	￦	408,400	￦	893,400	￦	500	￦	26,000
Exercisable date of conversion rights		From the issue date to 2018.08.14		From the issue date to 2019.11.24		From the issue date to 2021.11.30		From the issue date to 2013.12.21		From the issue date to 2012.1.20
Redemption price		Issue price + 5% compound annual interest		Issue price + 5% compound annual interest		Issue price + 5% compound annual interest		Issue price + 1% compound annual interest		Issue price of preferred stock not converted + 5% compound annual interest Less received given dividends
Exercisable date of redemption Rights		From three years after the issue date to 2018.08.14		From three years after the issue date to 2019.11.24		From three years after the issue date to 2021.11.30		From two years after the issue date to 2013.12.21		From five years (2016.01. 20) after the issue date up to 3 months

Repayment schedule of the Company’s bonds payable and borrowings including the portion of current liabilities as of December 31, 2012, is as follows:

	Bonds						Borrowings						Total
(in millions of Korean won)	In local currency		In foreign currency		Sub-total		In local currency		In foreign currency		Sub-total
2013.01.01~ 2013.12.31	￦	1,440,000	￦	865,065	￦	2,305,065	￦	871,067	￦	5,300	￦	876,367	￦	3,181,432
2014.01.01~ 2014.12.31		1,382,000		749,770		2,131,770		191,929		4,527		196,456		2,328,226
2015.01.01~ 2015.12.31		979,052		428,440		1,407,492		252,346		—		252,346		1,659,838
2016.01.01~ 2016.12.31		1,355,000		214,220		1,569,220		40,717		—		40,717		1,609,937
Thereafter		2,164,000		481,995		2,645,995		21,621		—		21,621		2,667,616

	￦	7,320,052	￦	2,739,490	￦	10,059,542	￦	1,377,680	￦	9,827	￦	1,387,507	￦	11,447,049

Book value and fair value of the Company’s bonds payable and borrowings as of December 31, 2011 and 2012, are as follows:

	2011.12.31				2012.12.31
(in millions of Korean won) Type	Book Value		Fair Value		Book Value		Fair Value
Bonds payable	￦	10,100,322	￦	10,253,221	￦	10,035,870	￦	10,191,819
Long-term borrowings (Including current borrowings)		505,507		481,086		836,506		820,849
Short-term borrowings		392,723		392,723		551,001		551,001

Total	￦	10,998,552	￦	11,127,030	￦	11,423,377	￦	11,563,669

The fair values of bonds payable and long-term borrowings are calculated by discounting the expected future cash flows at weighted average borrowing rate. The weighted average borrowing rate is approximately 4.56% as of December 31, 2012 (2010: 4.83%, 2011: 4.64%).

17.    Provisions

The changes in provisions during the years ended December 31, 2011 and 2012, are as follows:

	2011
(in millions of Korean won)	Litigation		Asset retirement obligation		Others		Total
Balance at 2011.1.1	￦	23,560	￦	109,399	￦	35,918	￦	168,877
Increase		5,377		5,444		104,940		115,761
Usage		(2,499)		(2,962)		(11,822)		(17,283)
Reversal		(936)		(3,285)		(1,128)		(5,349)
Changes in scope of consolidation		3,413		—		—		3,413
Others		—		55		76		131

Balance at 2011.12.31	￦	28,915	￦	108,651	￦	127,984	￦	265,550

Current portion		25,502		19		97,064		122,585
Non-current portion		3,413		108,632		30,920		142,965

	2012
(in millions of Korean won)	Litigation		Asset retirement obligation		Others		Total
Balance at 2012.1.1	￦	28,915	￦	108,651	￦	127,984	￦	265,550
Increase [1]		9,610		12,533		195,840		217,983
Usage		(492)		(2,470)		(107,964)		(110,926)
Reversal		(747)		(9,124)		(7,501)		(17,372)
Changes in scope of consolidation		—		8		—		8

Balance at 2012.12.31	￦	37,286	￦	109,598	￦	208,359	￦	355,243

Current portion		33,678		54		171,780		205,512
Non-current portion		3,608		109,544		36,579		149,731

1	The Company has the commitments to grant subsidies to subscribers, who purchase new handsets and agree to a minimum subscription period, and accounts for these commitments as deduction from accounts receivables arising from handset sales. As described in note 19, the Company securitized its accounts receivable arising from handset sales to special purpose entities and derecognized the securitized receivables. As the Company is obligated to grant the handset subsidies to the subscribers even after derecognizing the related accounts receivable, the Company reclassified the subsidy commitments, which had been deducted from accounts receivable, as other provisions after securitization.

18.    Retirement Benefit Obligation

The amounts recognized in the statements of financial position are determined as follows:

(in millions of Korean won)	2011		2012
Present value of defined benefit obligations	￦	1,472,723	￦	1,721,890
Fair value of plan assets		(1,047,011)		(1,173,269)

Liabilities	￦	425,712	￦	548,621

The changes in the defined benefit obligations for the years ended December 31, 2010, 2011 and 2012, are as follows:

(in millions of Korean won)	2010		2011		2012
Beginning	￦	1,235,683	￦	1,129,912	￦	1,472,723
Current service cost		145,119		174,089		205,833
Interest expense		68,140		53,257		57,089
Past service cost		(38,416)		—		—
Benefit paid		(53,230)		(71,255)		(78,334)
Loss (gain) on settlements of plan [1]		29,966		—		(3,630)
Changes due to settlements of plan [1]		(429,751)		—		(125,540)
Actuarial losses		174,499		144,856		183,136
Changes in scope of Consolidation		(2,098)		41,864		10,613

Ending	￦	1,129,912	￦	1,472,723	￦	1,721,890

1	The Company has operated both defined contribution plans and defined benefit plans from December 2012. The employees are entitled to choose either defined contribution plans and defined benefit plans.

Changes in the fair value of plan assets for the years ended December 31, 2010, 2011 and 2012, are as follows:

(in millions of Korean won)	2010		2011		2012
Beginning	￦	1,149,657	￦	865,934	￦	1,047,011
Expected return on plan assets		64,047		41,146		55,268
Employer contributions		10,461		149,992		214,731
Benefits paid		(31,927)		(34,393)		(44,447)
Changes due to settlements of plan [1]		(313,872)		—		(99,853)
Actuarial gains (losses)		(10,215)		2,142		(5,741)
Changes in scope of Consolidation		(2,217)		22,190		6,300

Ending	￦	865,934	￦	1,047,011	￦	1,173,269

1	The Company has operated both defined contribution plans and defined benefit plans from December 2012. The employees are entitled to choose either defined contribution plans and defined benefit plans.

Amounts recognized in the statement of income for the years ended December 31, 2010, 2011 and 2012, are as follows:

(in millions of Korean won)	2010		2011		2012
Current service cost	￦	145,119	￦	174,089	￦	205,833
Interest cost		68,140		53,257		57,089
Expected return on plan assets		(64,047)		(41,146)		(55,268)
Past service cost		(38,416)		—		—
Loss (gain) on settlements		29,966		—		(3,630)
Transfer out		(8,609)		(4,028)		(8,763)

Total expenses	￦	132,153	￦	182,172	￦	195,261

Principal actuarial assumptions used are as follows:

	2011.12.31	2012.12.31
Discount rate	4.00% ~ 4.80%	3.13% ~ 4.10%
Expected rate of return	3.30% ~ 5.80%	4.10% ~ 5.80%
Future salary increase	2.00% ~ 9.30%	3.00% ~ 8.10%

Details of plan assets as of December 31, 2011 and 2012, are as follows:

(in millions of Korean won)	2011		2012
Pension deposit	￦	1,019,757	￦	1,141,865
Severance insurance deposits		27,254		31,404

Total	￦	1,047,011	￦	1,173,269

Actual return on plan assets for the years ended December 31, 2011 and 2012, are as follows:

(in millions of Korean won)	2011		2012
Actual return on plan assets	￦	43,288	￦	49,527

Details of adjustments for the differences between initial assumptions and actual figures as of January 1, 2010 and December 31, 2010, 2011 and 2012, are as follows:

(in millions of Korean won)	2010.1.1		2010.12.31		2011.12.31		2012.12.31
Present value of the defined benefit obligations	￦	1,235,683	￦	1,129,912	￦	1,472,723	￦	1,721,890
Fair value of plan assets		(1,149,657)		(865,934)		(1,047,011)		(1,173,269)
Deficit in the plan		86,026		263,978		425,712		548,621
Experience adjustments on defined benefit liabilities		—		(60,691)		(2,900)		33,377
Experience adjustments on plan assets		—		(10,215)		2,142		(5,741)

19.    Commitments and Contingencies

As of December 31, 2012, major commitments with local financial institutions are as follows:

(in millions of Korean won and thousands of foreign currencies)	Financial institution	Currency	Limit	Used amount
Bank overdraft	Kookmin Bank and others	KRW	1,741,600	—
Commercial papers factoring	Korea Exchange Bank	KRW	240,000	—
Loan on information and communications fund	Shinhan Bank and others	KRW	12,896	12,896
Collateralized loan on accounts receivable-trade	Kookmin Bank and others	KRW	722,000	24,243
Collection for foreign currency denominated checks	Korea Exchange Bank	USD	1,000	—
Comprehensive credit line	Korea Development Bank and others	KRW	15,000	—
Credit line for call loan	Tongyang Securities Inc.	KRW	120,000	—
Letter of credit	Kookmin Bank and others	USD	92,500	7,033
Foreign currency transaction	HSBC and others	USD	80,000	—

As of December 31, 2012, guarantees received from financial institutions are as follows:

(in millions of Korean won and thousands of foreign currencies)	Financial institution	Currency		Limit
Performance guarantee for construction	Seoul Guarantee Insurance	KRW		26,191
Performance guarantee	Export-Import Bank of Korea	USD		975
		SAR	[1]	735
		DZD	[2]	25,863
		KRW		2,715
	Seoul Guarantee Insurance	KRW		19,710
Bid guarantee	Korea Software Financial Cooperative	KRW		23,084
Advances received guarantee	Export-Import Bank of Korea	USD		2,925
		DZD	[2]	77,589
		KRW		4,093
Guarantees for accounts receivable from the handset sales	Seoul Guarantee Insurance	KRW		892,106

(in millions of Korean won and thousands of foreign currencies)	Financial institution	Currency	Limit
Prepayment guarantee	Korea Software Financial Cooperative	KRW	103,221
Performance guarantee/repair warranty	Korea Software Financial Cooperative	KRW	209,069
Currency guarantee	Korea Exchange Bank	KRW	3,600
	Woori Bank	KRW	50,000
Foreign currency guarantee	Kookmin Bank	USD	5,195
	Shinhan Bank	USD	5,000
	Korea Exchange Bank	USD	5,000
Guarantee deposit	Seoul Guarantee Insurance	KRW	24,297
Guarantee for import letters of credit	Korea Exchange Bank	USD	5,000
Guarantee for domestic letters of credit	Shinhan Bank	USD	8

1	Saudi Riyal.

2	Algerian Dinar.

Details of collaterals that KT Capital Co., Ltd., a subsidiary of KT Corporation, is provided with by third parties as of December 31, 2012, are as follows:

(In millions of Korean won)	Details	Amounts
Credits	Movables, real-estate, financial collateral	￦943,279

As of December 31, 2012, guarantees provided by the Company for a third party, are as follows:

(in millions of Korean won)	Creditor	Limit
Individuals with the right of ownership of Yeongdeungpo apartment-type factory	Woori Bank and others	￦	26,000
Individuals with the right of ownership of Gimhae apartment	Shinhan Bank		108,500
Incheon International Airport Corporation and others	Seoul Guarantee Insurance and others		14,490
Other Project Financing [1]	NH Investment & Securities and others		94,054

1	As of December 31, 2012, guarantee liabilities of ￦3,706 million (2011.12.31: ￦2,839 million) in relation to guarantees for PF loan are recorded as ‘other financial liabilities’ in the statement of financial position.

As of December 31, 2012, based on the investors’ agreement, the Company has an obligation to provide fund to Smart Channel Co., Ltd if Smart Channel Co, Ltd is unable to fulfill its obligation. The Company pledged investment securities in Smart Channel Co., Ltd. as collateral (Note 14). In addition, the Company provided allowance for doubtful receivables of ￦49,362 million against other receivables related to Smart Channel Co., Ltd.

The Company is jointly and severally obligated to reimburse KT Sat Co., Ltd.’s liabilities prior to spin-off. As of December 31, 2012, the Company and KT Sat Co., Ltd. are jointly and severally liable for reimbursement of ￦9,646 million.

In 2012, the Company made agreements with the Securitization Specialty Companies Olleh KT First Securitization Specialty Co., Ltd., Olleh KT Second Securitization Specialty Co., Ltd., Olleh KT Third Securitization Specialty Co., Ltd., Olleh KT Fourth Securitization Specialty Co., Ltd., Olleh KT Fifth Securitization Specialty Co., Ltd., and Olleh KT Sixth Securitization Specialty Co., Ltd., and disposed of its trade receivables of ￦2,732,805 million arising from handset sales. The Company recognized loss on disposal of accounts receivable amounting to ￦15,203 million in relation to these transactions. In addition, the Company made asset management agreements with each securitization specialty company and will receive the related management fees.

As of December 31, 2012, the Company is a defendant in 218 lawsuits, with an aggregate amount of ￦96,602 million. As of December 31, 2011, litigation provisions of ￦37,286 million for various pending lawsuits and unasserted claims are recorded as liabilities for potential loss in the ordinary course of business. The final outcome of these cases cannot yet be predicted.

According to the financial and other covenants included in certain bonds and borrowings, the Company is required to maintain certain financial ratios such as debt/equity ratio, use the funds for the designated purpose and report to the creditors periodically. The covenant also contains restriction on provision of additional collaterals and disposal of certain assets. As of December 31, 2012, the Company is compliance with the related covenants.

20.    Lease

The Company’s non-cancellable lease arrangements are as follows:

The Company as the Lessee

Finance Lease

Details of finance lease assets as of December 31, 2011 and 2012, are as follows:

(in millions of Korean won)	2011		2012
Acquisition costs	￦	203,468	￦	55,477
Accumulated depreciation		(74,684)		(15,282)

Net balance	￦	128,784	￦	40,195

The related depreciation amounted to ￦25,625 million (2010: ￦28,319 million, 2011: ￦26,024 million) for the year ended December 31, 2012.

Details of future minimum lease payments as of December 31, 2010, 2011 and 2012, under finance lease contracts are summarized below:

(in millions of Korean won)	2011		2012
Within one year	￦	66,635	￦	15,826
From one year to five years		116,594		29,474
Thereafter		33		—

Total	￦	183,262	￦	45,300

Operating Lease

Details of future minimum lease payments as of December 31, 2010, 2011 and 2012, under operating lease contracts are summarized below:

(in millions of Korean won)	2011		2012
Within one year	￦	52,053	￦	67,571
From one year to five years		158,560		279,906
Thereafter		217,115		312,778

Total	￦	427,728	￦	660,255

Operating lease expenses incurred for the years ended December 31, 2010, 2011 and 2012, amounted to ￦23,680 million, ￦41,499 million, and ￦61,201 million respectively.

The Company as the Lessor

Finance Lease

Details of finance lease assets as of December 31, 2011, are as follows:

(in millions of Korean won)	Minimum lease payments		Gross investment in the lease		Unaccrued interest		Net investment in the lease
Within one year	￦	290,511	￦	290,511	￦	(39,066)	￦	251,445
From one year to five years		514,243		514,243		(42,951)		471,292
Thereafter		25,960		25,960		(3,171)		22,789

Total	￦	830,714	￦	830,714	￦	(85,188)	￦	745,526

Details of finance lease assets as of December 31, 2012, are as follows:

(in millions of Korean won)	Minimum lease payments		Gross investment in the lease		Unaccrued interest		Net investment in the lease
Within one year	￦	382,835	￦	382,835	￦	(35,663)	￦	347,172
From one year to five years		550,930		550,930		(25,063)		525,867
Thereafter		11,848		11,848		(1,273)		10,575

Total	￦	945,613	￦	945,613	￦	(61,999)	￦	883,614

Details of bad debts allowance for finance lease receivables as of December 31, 2010, 2011 and 2012, are as follows:

(in millions of Korean won)	2011		2012
Within one year	￦	2,742	￦	7,312
From one year to five years		5,842		14,414
Thereafter		282		208

Total	￦	8,866	￦	21,934

Operating Lease

Details of operating lease assets as of December 31, 2011 and 2012, are as follows:

(in millions of Korean won)	2011		2012
Acquisition costs	￦	24,866	￦	1,556,762
Accumulated depreciation		(6,614)		(488,514)

Net balance	￦	18,252	￦	1,068,248

Details of future minimum lease payments as of December 31, 2010, 2011 and 2012, under operating lease contracts are summarized below:

(in millions of Korean won)	2010		2011		2012
Within one year	￦	5,226	￦	7,381	￦	364,404
From one year to five years		2,203		7,153		347,364

Total	￦	7,429	￦	14,534	￦	711,768

21.    Capital Stock

As of December 31, 2011 and 2012, the Company’s number of authorized shares is one billion.

	2011.12.31					2012.12.31
	Number of outstanding shares	Par value per share (Korean won)		Common stock (in millions of Korean won)		Number of outstanding shares	Par value per share (Korean won)		Common stock (in millions of Korean won)
Common stock [1]	261,111,808	￦	5,000	￦	1,564,499	261,111,808	￦	5,000	￦	1,564,499

1	The Company retired 51,787,959 treasury shares against retained earnings. Therefore, the common stock amount differs from the amount resulting from multiplying the number of shares issued by ￦5,000 par value per share of common stock.

22.    Retained Earnings

Details of retained earnings as of December 31, 2011 and 2012, are as follows:

(in millions of Korean won)	2011.12.31		2012.12.31
Legal reserve [1]	￦	782,249	￦	782,249
Voluntary reserves		4,911,362		4,911,362
Unappropriated retained earnings		4,526,022		4,952,772

Total	￦	10,219,633	￦	10,646,383

1	The Commercial Code of the Republic of Korea requires the Company to appropriate, as a legal reserve, an amount equal to a minimum of 10% of cash dividends paid until such reserve equals 50% of its issued capital stock. The reserve is not available for the payment of cash dividends, but may be transferred to capital stock with the approval of the Company’s Board of Directors or used to reduce accumulated deficit, if any, with the ratification of the Company’s majority shareholders.

23.    Accumulated Other Comprehensive Income and Other Components of Equity

As of December 31, 2011 and 2012, the Controlling Company’s accumulated other comprehensive income are as follows:

(in millions of Korean won)	2011		2012
Investments in associates and joint ventures	￦	(6,811)	￦	(15,251)
Gain or loss on derivatives		(30,254)		(4,626)
Available-for-sale		11,719		23,738
Foreign currency translation adjustment		(2,481)		(2,536)

Total	￦	(22,865)	￦	1,325

Changes in accumulated other comprehensive income for the years ended December 31, 2011 and 2012, are as follows:

	2011
(in millions of Korean won)	Beginning		Increase/decrease		Reclassification as gain or loss		Ending
Investments in associates and joint ventures	￦	(1,528)	￦	(3,228)	￦	(2,055)	￦	(6,811)
Gain or loss on derivatives		(58,432)		63,211		(35,033)		(30,254)
Available-for-sale		6,629		6,358		(1,268)		11,719
Foreign currency translation adjustment		(26,039)		10,399		18,121		2,481

Total	￦	(79,370)	￦	76,740	￦	(20,235)	￦	(22,865)

	2012
(in millions of Korean won)	Beginning		Increase/decrease		Reclassification as gain or loss		Ending
Investments in associates and joint ventures	￦	(6,811)	￦	(8,819)	￦	379	￦	(15,251)
Gain or loss on derivatives		(30,254)		(129,239)		154,867		(4,626)
Available-for-sale		11,719		15,543		(3,524)		23,738
Foreign currency translation adjustment		2,481		(5,017)		—		(2,536)

Total	￦	(22,865)	￦	(127,532)	￦	151,722	￦	1,325

As of December 31, 2011 and 2012, the Company’s other components of equity are as follows:

(in millions of Korean won)	2011		2012
Treasury stock [1]	￦	(953,608)	￦	(931,132)
Gain (loss) on disposal of treasury stock [2]		23		(6,797)
Share-based payments		7,455		3,912
Others [3]		(551,159)		(409,269)

Total	￦	(1,497,289)	￦	(1,343,286)

1	During the current period, the Company disposed of 361,353 shares of treasury stock.

2	The amounts directly reflected in equity is ￦2,170 million (2011: (-) ￦7 million) as of December 31, 2012.

3	Gain (loss) from transactions with non-controlling shareholders and changes in interest in subsidiaries are included.

As of and December 31, 2011 and 2012, the details of treasury stock are as follows:

	2011		2012
Number of shares		17,897,147		17,476,002
Amounts (In millions of Korean won)	￦	953,608	￦	931,132

Treasury stock is expected to be used for the stock compensation for the Company’s directors and employees and other purposes.

24.    Share-Based Payments

The details of other share-based payments as of December 31, 2012, are as follows:

Stock Options

Upon exercise, the controlling Company can elect one of the following settlement methods: issuance of new shares, issuance of treasury stock or cash settlement, subject to certain circumstances.

The changes in the number of stock options and the weighted-average exercise price, as of in 2011 and 2012, are as follows:

	2011
	Beginning	Expired	Exercised	Ending	Number of shares exercisable
4th grant	43,153	—	—	43,153	43,153
KTF-4th	45,749	—	—	45,749	45,749
Total	88,902	—	—	88,902	88,902
Weighted-average exercise price (in Korean won)	48,468	—	—	48,468	—

	2012
	Beginning	Expired	Exercised	Ending	Number of shares exercisable
4th grant	43,153	43,153	—	—	—
KTF-4th	45,749	45,749	—	—	—
Total	88,902	88,902	—	—	—
Weighted-average exercise prices (in Korean won)	48,468	48,468	—	—	—

Other share-based compensation

The details of stocks grants as of December 31, 2011 and 2012, are as follows:

6th grant
Grant date	2012.05.03
Grantee	CEO, non-independent directors, outside directors, executives
Estimated number of shares granted at grant date	255,110 shares
Estimated number of shares granted as of December 31, 2011	255,110 shares
Vesting conditions	Service condition: 1 year Non-market performance condition: achievement of performance
Fair value per share (in Korean won)	￦ 29,300
Total compensation costs (in Korean won)	￦ 3,912 million
Estimated exercise date (exercise date)	During 2013
Valuation method	Fair value method

Changes of the number of other share-based payments in 2011 and 2012, are as follows:

	2011
	Beginning	Grant	Expired	Exercised [1]	Ending	Number of shares exercisable
4th grant	142,436	—	11,924	130,512	—	—
5th grant	—	190,658	—	—	190,658	—
Total	142,436	190,658	11,924	130,512	190,658	—

	2012
	Beginning	Grant	Expired	Exercised [1]	Ending	Number of shares exercisable
5th grant	190,658	—	90,869	99,789	—	—
6th grant	—	255,110	—	—	255,110	—
Total	190,658	255,110	90,869	99,789	255,110	—

1	The weighted average price of common stock at the time of exercise during 2012 was ￦28,700 (2011: ￦38,500).

25.    Operating Revenues

Operating revenues for the years ended December 31, 2010, 2011 and 2012, are as follows:

(in millions of Korean won)	2010		2011		2012
Sale of services	￦	15,980,809	￦	16,832,349	￦	19,200,444
Sale of goods		4,011,867		4,367,208		4,589,915
Others [1,2,3]		316,977		779,742		787,350

Operating revenues	￦	20,309,653	￦	21,979,299	￦	24,577,709

1	Disposed land and building (carrying amount: ￦93,250 million) for ￦232,000 million to AJU-KTM private funding real-estate investment trust No.1 and leased them in September 2012. The Company recognized gain on disposal of property and equipment of ￦138,750 million and accounted for as an operating lease.

2	Disposed land and building (carrying amount: ￦32,232 million) for ￦144,100 million to K-REALTY CR-REIT 2 and leased them in November 2012. The Company recognized gain on disposal of property and equipment of ￦111,868 million and accounted for as an operating lease.

3	Disposed land and building (carrying amount: ￦171,989 million) for ￦470,347 million K-REALTY CR-REIT 1 and leased them in 2011. The Company recognized gain on disposal of property and equipment ￦298,358 million and accounted for as an operating lease.

26.    Operating Expenses

Operating expenses for the years ended December 31, 2010, 2011 and 2012, are as follows:

(in millions of Korean won)	2010		2011		2012
Salaries and wages	￦	2,628,033	￦	2,847,388	￦	3,075,751
Depreciation		2,867,146		2,643,127		2,888,213
Amortization of intangible assets		244,718		312,620		379,578
Commissions		1,297,093		1,441,945		1,417,684
Interconnection charges		1,225,581		1,115,792		901,314
Purchase of handsets		3,879,841		4,021,188		4,592,654
Changes of inventories		54,761		35,890		(260,143)
Sales commission		1,910,984		1,865,208		2,229,542
Utilities		250,940		262,317		271,071
Taxes and Dues		230,486		219,138		299,491
Rent		285,925		322,814		368,036
Advertising expenses		190,923		172,160		150,376
Research and development expenses		317,580		159,935		153,150
Service cost		1,006,026		1,331,302		1,264,491
Installation fee		361,458		339,860		291,057
International interconnection fee		284,850		333,659		309,955
Card service costs [1]		—		707,588		2,771,383
Loss on disposal of property and equipment		165,921		110,288		67,070
Impairment loss on property and equipment		10,464		18,595		15,254
Loss on disposal of intangible asset		20,312		2,471		1,012
Loss on disposal of investments in associates and joint ventures		884		577		603
Impairment loss on investments in associates and joint ventures		—		25,107		—
Donation		80,846		101,264		98,995
Others		987,731		1,612,318		1,606,239

Total	￦	18,302,503	￦	20,002,551	￦	22,892,776

1	These costs are the costs of card services provided by BC Card, a consolidated subsidiary, which has been included in the consolidated scope from 2011

Details of salaries and wages for the years ended December 31, 2010, 2011 and 2012 are as follows:

(in millions of Korean won)	2010		2011		2012
Short-term employee benefits	￦	2,463,243	￦	2,593,424	￦	2,849,113
Post-employment benefits		157,996		247,238		222,726
Share-based payment		6,794		6,726		3,912

Total	￦	2,628,033	￦	2,847,388	￦	3,075,751

27.    Finance Income and costs

Details of finance income for the years ended December 31, 2010, 2011 and 2012, are as follows:

(in millions of Korean won)	2010		2011		2012
Interest income	￦	97,255	￦	151,162	￦	202,820
Foreign currency transaction gain		20,803		43,151		19,549
Foreign currency translation gain		64,959		5,847		265,822
Gain on settlement of derivatives		197		389		2,352
Gain on valuation of derivatives		54,299		63,959		118
Others		497		1,469		5,705

Total	￦	238,010	￦	265,977	￦	496,366

Details of finance costs for the years ended December 31, 2010, 2011 and 2012, are as follows:

(in millions of Korean won)	2010		2011		2012
Interest expenses	￦	488,226	￦	479,508	￦	472,491
Foreign currency transaction loss		24,385		32,980		16,899
Foreign currency translation loss		31,564		85,209		6,568
Loss on settlement of derivatives		1,595		27,055		7,804
Loss on valuation of derivatives		47,496		9,147		241,358
Loss on disposal of trade receivables		—		—		15,809
Others [1]		2,850		2,417		18,883

Total	￦	596,116	￦	636,316	￦	779,812

1	The Company recognized financial liabilities and the related expenses of ￦5,393 million in relation to funding obligation to Smart Channel Co., Ltd.

28.    Deferred Income Tax and Income Tax Expense

The analyses of deferred tax assets and deferred tax liabilities as of December 31, 2011 and 2012, are as follows:

(in millions of Korean won)	2011		2012
Deferred tax assets
Deferred tax assets to be recovered within 12 months	￦	237,586	￦	260,647
Deferred tax assets to be recovered after more than 12 months		787,619		764,450

Deferred tax assets to be recovered within 12 months		1,025,225		1,025,097

Deferred tax liabilities
Deferred tax liability to be recovered within 12 months		(846)		(913)
Deferred tax liability to be recovered after more than 12 months		(618,960)		(548,400)

		(619,806)		(549,313)

Deferred tax assets (liabilities), net	￦	405,419	￦	475,784

The gross movements on the deferred income tax account for the years ended December 31, 2011 and 2012, are calculated as follows:

(in millions of Korean won)	2011		2012
Beginning	￦	560,880	￦	405,419
Charged (credited) to the income Statement		(142,012)		65,641
Charged (credited) to other comprehensive income [1]		36,233		(7,462)
Changes in scope of Consolidation		(49,682)		12,186

Ending	￦	405,419	￦	475,784

1	Only portion from equity attributable to owners of the Parent company is considered.

The movement in deferred income tax assets and liabilities during the year, without taking into consideration the offsetting of balances within the same tax jurisdiction, is as follows:

	2011
(in millions of Korean won)	Beginning		Income statement		Other comprehensive income [1]		Changes in scope of consolidation		Ending
Deferred tax liabilities
Derivative financial assets	￦	(30,854)	￦	(6,178)	￦	(829)	￦	—	￦	(37,861)
Available-for-sale financial assets		12,987		(27,472)		(648)		2,188		(12,945)
Investment in joint venture and associates		(46,995)		46,083		1,076		(364)		(200)
Depreciation		(6,229)		(73,284)		—		(2,995)		(82,508)
Deposits for severance benefits		(189,993)		(83,396)		502		1,654		(271,233)
Accrued income		(702)		(1,105)		—		(29)		(1,836)
Prepaid Expense		(118)		(206)		—		(1)		(325)
Reserve for technology and human resource Development		—		(63,491)		—		—		(63,491)
Others		(30,048)		(60,717)		—		(58,642)		(149,407)

		(291,952)		(269,766)		101		(58,189)		(619,806)

Deferred tax assets
Allowance for doubtful accounts		128,040		(20,556)		106		4,613		112,203
Inventory valuation		680		(508)		—		422		594
Contribution for construction		31,188		(1,887)		—		—		29,301
Accrued expenses		28,607		(4,199)		—		—		24,408
Provisions		18,249		36,248		—		741		55,238
Defined benefit liabilities		160,564		58,518		37,418		748		257,248
Withholding of facilities expenses		9,283		106		—		—		9,389
Accrued payroll expenses		49,755		(21,085)		—		—		28,670
Deduction of installment receivables		72,171		6,709		—		—		78,880
Present value discount		23,967		10,208		—		1		34,176
Assets retirement obligation		15,285		998		—		—		16,283
Gain or loss foreign currency translation		81,111		16,524		—		(3)		97,632
Deferred revenue		53,812		(2,629)		—		—		51,183
Real-estate sales		2,940		3,516		—		—		6,456
Tax credit carryforwards		89,386		(8,532)		—		—		80,854
Others		87,794		54,323		(1,392)		1,985		142,710

Subtotal		852,832		127,754		36,132		8,507		1,025,225

Net balance [2]	￦	560,880	￦	(142,012)	￦	36,233	￦	(49,682)	￦	405,419

(in millions of Korean won)	2012
	Beginning		Income statement		Other comprehensive income [1]		Changes in scope of consolidation		Ending
Deferred tax liabilities
Derivative financial assets	￦	(37,861)	￦	37,294	￦	270	￦	—	￦	(297)
Available-for-sale financial assets		(12,945)		(90)		1,728		638		(10,669)
Investment in joint venture and associates		(200)		(826)		(669)		43		(1,652)
Depreciation		(82,508)		45,773		6,646		1,118		(28,971)
Deposits for severance benefits		(271,233)		(23,268)		(1,319)		(1,339)		(297,159)
Accrued income		(1,836)		243		—		(61)		(1,654)
Prepaid expenses		(325)		220		—		—		(105)
Reserve for technology and human resource Development		(63,491)		(1,079)		—		—		(64,570)
Others		(149,407)		34,516		(26,893)		(2,452)		(144,236)

Subtotal		(619,806)		92,783		(20,237)		(2,053)		(549,313)

Deferred tax assets
Derivatives		—		30,176		(8,457)		—		21,719
Allowance for doubtful accounts		112,203		18,836		5,129		3,108		139,276
Inventory valuation		594		(292)		—		—		302
Contribution for construction		29,301		(2,169)		—		—		27,132
Accrued expenses		24,408		272		3,022		—		27,702
Provisions		55,238		8,815		(1,741)		321		62,633
Defined benefit liabilities		257,248		16,170		45,733		1,758		320,909
Withholding of facilities expenses		9,389		(528)		—		—		8,861
Accrued payroll expenses		28,670		3,193		—		322		32,185
Deduction of installment receivables		78,880		(67,347)		(9)		—		11,524
Present value discount		34,176		(19,276)		—		—		14,900
Assets retirement obligation		16,283		2,478		—		—		18,761
Gain or loss foreign currency translation		97,632		(77,315)		—		—		20,317
Deferred revenue		51,183		15,645		—		—		66,828
Real-estate sales		6,456		(5,762)		—		—		694
Tax credit carryforwards		80,854		69,480		—		—		150,334
Others		142,710		(19,518)		(30,902)		8,730		101,020

Subtotal		1,025,225		(27,142)		12,775		14,239		1,025,097

Net balance [2]	￦	405,419	￦	65,641	￦	(7,462)	￦	12,186	￦	475,784

1	Only the portion from equity attributable to owners of the parent company is considered.

2	Deferred tax liabilities amounting to ￦43,693 million (2011: deferred tax liabilities of ￦18,711 million) that are related to the tax receivable of certain subsidiaries’ undistributed profit, are not recognized as of December 31, 2012. This undistributed profit is permanently reinvested. As of December 31, 2012, temporary difference of unrecognized deferred tax liabilities is ￦399,339 million (2011: ￦157,263 million).

The tax impacts directly to equity as of December 31, 2010 and December 31, 2011 and 2012, are as follows:

	2010						2011						2012
(in millions of Korean won)	Before recognition		Tax effect		After recognition		Before recognition		Tax effect		After recognition		Before recognition		Tax effect		After recognition
Available-for-sale valuation gain (loss)	￦	10,874	￦	(2,392)	￦	8,482	￦	12,126	￦	(407)	￦	11,719	￦	31,433	￦	(7,695)	￦	23,738
Hedge instruments valuation gain (loss)		(59,142)		710		(58,432)		(39,883)		9,629		(30,254)		(6,121)		1,495		(4,626)
Actuarial gain (loss)		(188,113)		41,385		(146,728)		(324,160)		74,007		(250,153)		(510,520)		117,754		(392,766)
Shares of other comprehensive gain (loss) of joint ventures and associates		3,553		(782)		2,771		(6,983)		172		(6,811)		(15,479)		228		(15,251)
Shares of actuarial gain (loss) of joint ventures and associates		(305)		67		(238)		(250,176)		23		(250,153)		(4,328)		523		(3,805)
Others		(318,898)		81		(318,817)		(317,577)		37,666		(279,911)		(320,911)		1,323		(319,588)

Total	￦	(552,031)	￦	39,069	￦	(512,962)	￦	(926,653)	￦	121,090	￦	(805,563)	￦	(825,926)	￦	113,628	￦	(712,298)

1	Only portion from equity attributable to owners of the parent company is considered.

Details of income tax expenses for the years ended December 31, 2011 and 2012, are calculated as follows:

(in millions of Korean won)	2010		2011		2012
Current income tax expenses	￦	352,471	￦	229,861	￦	281,613
Adjustments of the current income tax expenses of prior year		—		—		59,775
Impact of change in temporary difference		53,015		160,126		(65,641)
Impact of change in tax rate		—		(18,114)		—

Total income tax expense	￦	405,486	￦	371,873	￦	275,727

Income tax expense from continued operations		396,111		315,946		279,518
Income tax expense for discontinued operations		9,375		55,927		(3,791)

The tax on the Company’s profit before tax differs from the theoretical amount that would arise using the weighted average tax rate applicable to profits of the consolidated entities as follows:

(in millions of Korean won)	2010		2011		2012
Profit from continuing operations before income tax expenses	￦	1,681,730	￦	1,603,371	￦	1,422,502
Expected tax expense at statutory tax rate		406,979	￦	311,557	￦	312,530
Tax effects of Income not subject to tax [1]		(6,199)		(394,462)		(1,407)
Expenses not deductible for tax purposes [1]		36,466		396,673		39,136
Tax credit carry forwards and deductions		(87,666)		(169,057)		(83,311)
Supplementary pay of corporation tax		—		—		59,755
Changes in unrealizable deferred tax assets		957		10,188		(55,006)
Deferred tax effects due to changes in tax rates and others		25,362		85,146		(17,656)
Others		20,212		75,901		25,477

Income tax expenses for continuing operations	￦	396,111	￦	315,946	￦	279,518

Average effective tax rate		23.55%		19.80%		19.65%

1	The first adoption of IFRS in 2011 resulted in significant differences between tax base and carrying value of assets and liabilities in the financial statement and the Company reflected these differences in 2011 tax return. The large amounts of income and expenses not subject to tax in 2011 arose from this one off adjustment.

29.    Earnings Per Share

Calculation of earnings per share for the years ended December 31, 2011 and 2012, is as follows:

Basic earnings per share from continuing operations is calculated by dividing the profit from continuing operations attributable to equity holders of the Company by the weighted average number of common stocks outstanding during the period, excluding common stocks purchased by the Company and held as treasury stock (Note 23).

Basic earnings per share from continuing operations for the years ended December 31, 2010, 2011 and 2012, is calculated as follows:

	2010		2011		2012
Profit from continuing operations attributable to common stock (in millions of Korean won)	￦	1,287,793	￦	1,280,876	￦	1,086,734
Weighted average number of common stock outstanding		243,207,149		243,247,651		243,517,103
Basic earnings per share from continuing operations (in Korean won)	￦	5,295	￦	5,266	￦	4,463

Basic earnings per share from discontinued operations is calculated by dividing the profit from discontinued operations attributable to equity holders of the Company by the weighted average number of common stocks outstanding during the period, excluding common stocks purchased by the Company and held as treasury stock (Note 23).

Basic earnings per share from discontinued operations for the years ended December 31, 2011 and 2012, is calculated as follows:

	2010		2011		2012
Profit (loss) from discontinued operations attributable to common stock (in millions of Korean won)	￦	8,048	￦	165,675	￦	(29,687)
Weighted average number of common stock outstanding		243,207,149		243,247,651		243,517,103
Basic earnings (loss) per share from discontinued operations (in Korean won)	￦	33	￦	681	￦	(122)

Basic earnings per share is calculated by dividing the profit attributable to equity holders of the Company by the weighted average number of common stocks outstanding during the year, excluding common stocks purchased by the Company and held as treasury stock (Note 23).

Basic earnings per share for the years ended December 31, 2011 and 2012, are calculated as follows:

	2010		2011		2012
Net income attributable to common stock (in millions of Korean won)	￦	1,295,841	￦	1,446,551	￦	1,057,047
Weighted average number of common stock outstanding		243,207,149		243,247,651		243,517,103
Basic earnings per share (in Korean won)	￦	5,328	￦	5,947	￦	4,341

Diluted earnings per share from continuing operations is calculated by adjusting the weighted average number of common stocks outstanding to assume conversion of all dilutive potential common stocks. The Company has dilutive potential common stocks from stock options.

Diluted earnings per share from continuing operations for the years ended December 31, 2011 and 2012, is calculated as follows:

	2010		2011		2012
Profit from continuing operations attributable to common stock (in millions of Korean won)	￦	1,287,793	￦	1,280,876	￦	1,086,734
Adjusted profit from continuing operations attributable to common stock (in millions of Korean won)		1,287,793		1,280,876		1,086,734
Number of dilutive potential common shares outstanding		18,081		32,960		23,851
Weighted-average number of common shares outstanding and dilutive common shares		243,225,230		243,280,611		243,540,954
Diluted earnings per share from continuing operations (in Korean won)	￦	5,295	￦	5,265	￦	4,462

Diluted earnings per share from continuing operations is calculated by dividing adjusted profit from continuing operations attributable to equity holders of the Company by the sum of the number of common stocks and dilutive potential common stocks. Certain other share-based payments have no dilutive effect and are excluded from the calculation of diluted earnings per share from continuing operations.

Diluted earnings per share from discontinued operations is calculated by adjusting the weighted average number of common stocks outstanding to assume conversion of all dilutive potential common stocks. The Company has dilutive potential common stocks from stock options.

Diluted earnings per share from discontinued operations for the years ended December 31, 2011 and 2012, is calculated as follows:

	2010		2011		2012
Profit from discontinued operations attributable to common stock (in millions of Korean won)	￦	8,048	￦	165,675	￦	(29,687)
Adjusted profit from discontinued operations attributable to common stock (in millions of Korean won)		8,048		165,675		(29,687)
Number of dilutive potential common shares outstanding		18,081		32,960		23,851
Weighted-average number of common shares outstanding and dilutive common shares		243,225,230		243,280,611		243,540,954
Diluted earnings per share from discontinued operations (in Korean won)	￦	33	￦	681	￦	(122)

Diluted earnings per share from discontinued operations is calculated by dividing adjusted profit from discontinued operations attributable to equity holders of the Company by the sum of the number of common stocks and dilutive potential common stocks. Certain other share-based payments have no dilutive effect and are excluded from the calculation of diluted earnings per share from discontinued operations.

Diluted earnings per share is calculated by adjusting the weighted average number of common stocks outstanding to assume conversion of all dilutive potential common stocks. The Company has dilutive potential common stocks from stock options.

Diluted earnings per share for the years ended December 31, 2011 and 2012, is calculated as follows:

	2010		2011		2012
Net income attributable to common stock (in millions of Korean won)	￦	1,295,841	￦	1,446,551	￦	1,057,047
Adjusted net income attributable to common stock (in millions of Korean won)		1,295,841		1,446,551		1,057,047
Number of dilutive potential common shares outstanding		18,081		32,960		23,851
Weighted-average number of common shares outstanding and dilutive common shares		243,225,230		243,280,611		243,540,954
Diluted earnings per share (in Korean won)	￦	5,328	￦	5,946	￦	4,340

Diluted earnings per share is calculated by dividing adjusted net income attributable to equity holders of the Company by the sum of the number of common stocks and dilutive potential common stocks. Certain other share-based payments have no dilutive effect and are excluded from the calculation of diluted earnings per share.

30.    Dividends

The dividends paid by the Controlling Company in 2011 and 2012 were ￦586,150 million (￦2,410 per share) and ￦486,602 million (￦2,000 per share), respectively. A dividend in respect of the year ended December 31, 2012, of ￦2,000 per share, amounting to a total dividend of ￦487,445 million, was approved at the shareholders’ meeting on March 15, 2013. These consolidated financial statements do not reflect this dividend payable.

31.    Cash Generated from Operations

Cash flows from operating activities for the years ended December 31, 2010, 2011 and 2012 are as follows:

(in millions of Korean won)	2010		2011		2012
1. Profit for the period	￦	1,314,884	￦	1,452,019	￦	1,111,450
2. Adjustments to reconcile net income
Income tax expenses		396,369		315,946		279,518
Interest income		(257,483)		(325,028)		(387,003)
Interest expense		585,462		588,366		589,301
Depreciation		2,972,503		2,671,858		2,918,983
Amortization of intangible assets		266,299		319,875		388,563
Provision for severance benefits		160,095		250,576		218,255
Bad debt expenses		204,009		168,096		150,544
Income or losses from jointly controlled entities and associates		(33,182)		473		(27,244)
Gain or loss on disposal of jointly controlled entities and associates		(16,727)		(190,631)		(125,754)
Impairment loss on jointly controlled entities and associates		—		5,107		3,202
Impairment of property and equipment		10,464		—		—
Gain or loss on disposal of property and equipment		62,425		(287,928)		(407,314)
Foreign currency translation gain (loss)		(33,339)		79,189		(259,254)
Gain or loss on valuation of derivatives		(5,405)		(28,146)		246,692
Recognition of deferred revenue		(41,753)		(168,071)		(151,853)
Others		3,469		20,926		35,996
3. Changes in operating assets and liabilities
Decrease (increase) in trade receivables		(1,033,307)		(1,412,493)		1,839,725
Decrease (increase) in other receivables		208		879,746		(528,187)
Decrease (increase) in loans receivables		(285,207)		(152,497)		47,990
Decrease (increase) in finance lease receivables		(156,863)		(183,669)		131,012
Increase in other assets		(167,179)		(79,175)		(86,957)
Decrease (increase) in inventories		55,954		32,113		(287,579)
Increase in trade payables		142,014		98,761		177,577
Increase (decrease) in other payables		(393,388)		(1,077,806)		961,495
Increase (decrease) in other liabilities		(3,034)		62,579		(194,033)
Increase (decrease) in provisions		264,900		29,365		(86,901)
Increase in deferred revenue		219,629		196,507		153,038
Payment of severance benefits		(959,758)		(361,021)		(276,590)

4. Net cash provided by operating activities (1+2+3)	￦	3,272,059	￦	2,905,037	￦	6,434,672

The Company entered into agreements with securitization specialty companies and disposed of its trade receivables related to handset sales (Note 19). Cash flows from the disposals are presented as cash generated from operations.

Significant transactions not affecting cash flows for the years ended December 31, 2010, 2011 and 2012, are as follows:

(in millions of Korean won)	2010		2011		2012
Reclassification of the current portion of bonds payable	￦	1,920,773	￦	1,080,549	￦	1,893,777
Reclassification of construction-in-progress to property and equipment		2,383,898		3,165,808		3,001,026
Reclassification of provision		—		—		183,806
Other payables-intangible assets		—		252,690		192,261

32.    Segment Information

The Company’s operating segments are as follows:

Details	Business service
Telecom & Convergence Customer Group	Telecommunication service to mass customers and convergence business
Global & Enterprise Group	Telecommunication service to global market and enterprise customers and data service
Finance/Rental Business Group	Credit card, loan, lease and others
Others	Security service, and others

In 2012, the Company restructured its organization, thereby aligning its operation to effectively cope with the challenging business environment. As a result, the Company has redefined its segments to four reporting segments: the Telecommunication & Convergence Group/Customer, the Global & Enterprise Group, Finance/Rental and others as of December 31, 2012 while the Company had three reporting segments as of December 31, 2011.

Details of each segment for the years ended December 31, 2010, 2011 and 2012, are as follows:

	2010 [1]
(in millions of Korean won)	Operating revenues
Telecom & Convergence/Customer	￦	14,769,352
Global & Enterprise		5,139,373
Finance/Rental		192,332
Others		3,267,534

		23,368,591
Elimination		(2,953,845)

Consolidated amount	￦	20,414,746

1	Due to the limited availability of necessary information, which mainly resulted from the implementation of the new ERP system in 2012, the Company was not able to produce all of the information needed to recast full segment information for 2010 except for the information of the operating revenue by segment, which the Company prepared by applying the reasonable and systematic allocation criteria.

	2011 [2]
(in millions of Korean won)	Operating revenues		Operating income(loss)		Depreciation and Amortization
Telecom & Convergence/Customer	￦	14,580,205	￦	736,905	￦	2,104,118
Global & Enterprise		5,586,612		1,289,020		733,643
Finance/Rental		1,010,502		36,937		16,988
Others		4,109,278		105,399		116,847

		25,286,597		2,168,261		2,971,596
Elimination		(3,238,932)		(190,476)		(15,849)

Consolidated amount	￦	22,047,665	￦	1,977,785	￦	2,955,747

2	Despite the implementation of the new ERP system in 2012, the Company was able to recast full segment information for 2011 as the Company prepared all necessary information through the test on the new ERP with 2011 data.

	2012
(in millions of Korean won)	Operating revenues		Operating income (loss)		Depreciation and Amortization
Telecom & Convergence /Customer	￦	14,145,590	￦	442,074	￦	2,220,725
Global & Enterprise		5,365,215		994,575		704,880
Finance/Rental		3,717,180		185,220		181,904
Others		4,691,902		45,263		151,499

		27,919,887		1,667,132		3,259,008
Elimination		(3,342,178)		17,801		8,783

Consolidated amount	￦	24,577,709	￦	1,684,933	￦	3,267,791

The regional segment information provided to the management for the reportable segments as of December 31, 2011 and 2012, and for the years ended December 31, 2010, 2011 and 2012, are as follows:

(in millions of Korean won)	Operating revenues						Non-current assets [3]
	2010		2011		2012		2011.12.31		2012.12.31
Location
Domestic	￦	20,247,506	￦	21,992,131	￦	24,543,045	￦	17,325,954	￦	19,462,674
Overseas		167,240		55,534		34,664		49,936		41,525

Total	￦	20,414,746	￦	22,047,665	￦	24,577,709	￦	17,375,890	￦	19,504,199

[3]	Non-current assets include fixed assets, intangible assets (excluding goodwill) and investment property.

Assets and liabilities of each segments as of December 2011 and 2012, are as follows:

	2011
(in millions of Korean won)	Non-finance		Finance /Rental		Total		Adjustment		Consolidated amount
Assets
Current	￦	7,881,779	￦	2,528,026	￦	10,409,805	￦	(619,146)	￦	9,790,659
Trade and other receivables		5,578,384		1,018,734		6,597,118		(438,204)		6,158,914
Short-term loans		—		774,737		774,737		(76,707)		698,030
Inventories		674,819		18,834		693,653		(18,926)		674,727
Other assets		1,628,576		715,721		2,344,297		(85,309)		2,258,988
Non-current		21,107,577		1,926,449		23,034,026		(739,276)		22,294,750
Trade and other receivables		1,725,299		17,307		1,742,606		(19,191)		1,723,415
Short-term loans		—		505,508		505,508		(14,207)		491,301
Property, equipment and intangible assets (including investment property)		16,908,299		426,605		17,334,904		490,381		17,825,285
Other assets		2,473,979		977,029		3,451,008		(1,196,259)		2,254,749

Total assets	￦	28,989,356	￦	4,454,475	￦	33,443,831	￦	(1,358,422)	￦	32,085,409

Liabilities
Current	￦	7,216,398	￦	2,104,464	￦	9,320,862	￦	(575,737)	￦	8,745,125
Trade and other payables		5,073,663		1,346,855		6,420,518		(530,093)		5,890,425
Borrowings		1,424,182		669,361		2,093,543		18,895		2,112,438
Other liabilities		718,553		88,248		806,801		(64,539)		742,262
Non-current		8,957,066		1,938,607		10,895,673		(93,198)		10,802,475
Trade and other payables		492,446		159,655		652,101		(388)		651,713
Borrowings		7,559,451		1,358,663		8,918,114		(32,000)		8,886,114
Other liabilities		905,169		420,289		1,325,458		(60,810)		1,264,648

Total liabilities	￦	16,173,464	￦	4,043,071	￦	20,216,535	￦	(668,935)	￦	19,547,600

	2012
(in millions of Korean won)	Non-finance		Finance /Rental		Total		Adjustment		Consolidated amount
Assets
Current	￦	7,928,347	￦	3,363,384	￦	11,291,731	￦	(808,886)	￦	10,482,845
Trade and other receivables		4,770,573		1,620,451		6,391,024		(513,501)		5,877,523
Short-term loans		—		777,095		777,095		(108,982)		668,113
Inventories		933,217		30,434		963,651		(28,781)		934,870
Other assets		2,224,557		935,404		3,159,961		(157,622)		3,002,339
Non-current		23,236,905		3,389,522		26,626,427		(2,629,773)		23,996,654
Trade and other receivables		1,049,004		51,075		1,100,079		(28,963)		1,071,116
Short-term loans		—		520,604		520,604		(8,017)		512,587
Property, equipment and intangible assets (including investment property)		17,968,132		1,518,492		19,486,624		615,602		20,102,226
Other assets		4,219,769		1,299,351		5,519,120		(3,208,395)		2,310,725

Total assets	￦	31,165,252	￦	6,752,906	￦	37,918,158	￦	(3,438,659)	￦	34,479,499

Liabilities
Current	￦	8,636,281	￦	3,324,814	￦	11,961,095	￦	(713,781)	￦	11,247,314
Trade and other payables		5,768,899		2,064,282		7,833,181		(616,877)		7,216,304
Borrowings		2,061,754		1,123,754		3,185,508		1,135		3,186,643
Other liabilities		805,628		136,778		942,406		(98,039)		844,367
Non-current		7,686,406		2,621,157		10,307,563		(239,890)		10,067,673
Trade and other payables		547,830		168,589		716,419		(15,059)		701,360
Borrowings		6,008,152		2,274,466		8,282,618		(45,884)		8,236,734
Other liabilities		1,130,424		178,102		1,308,526		(178,947)		1,129,579

Total liabilities	￦	16,322,687	￦	5,945,971	￦	22,268,658	￦	(953,671)	￦	21,314,987

33.    Related Party Transactions

The list of subsidiaries of the Company as of December 31, 2012, is described in Note 1.

The related receivables and payables as of December 31, 2011 and 2012, are as follows:

	2011.12.31				2012.12.31
(in millions of Korean won)	Receivables		Payables		Receivables		Payables
Associates	￦	96,638	￦	344,298	￦	102,023	￦	304,299
Joint Ventures		2,321		154,523		—		—

Total	￦	98,959	￦	498,821	￦	102,023	￦	304,299

Significant transactions with related parties for the years ended December 31, 2010, 2011 and 2012, are as follows:

	2010				2011				2012
(in millions of Korean won)	Operating revenue		Operating Expenses		Operating revenue		Operating Expenses		Operating revenue		Operating Expenses
Associates	￦	169,526	￦	923,592	￦	76,419	￦	870,681	￦	111,341	￦	857,506
Joint Ventures		23,684		55,139		13,531		55,787		10,486		32,647

Total	￦	193,210	￦	978,731	￦	89,950	￦	926,468	￦	121,827	￦	890,153

Key management compensation for the years ended December 31, 2010, 2011 and 2012, consists of:

(in millions of Korean won)	2010		2011		2012
Salaries and other short-term benefits	￦	3,011	￦	3,153	￦	3,166
Provision for severance benefits		150		270		274
Stock-based compensation		2,147		1,990		1,078

Total	￦	5,308	￦	5,413	￦	4,518

34.    Financial risk management

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

As of December 31, 2010, 2011 and 2012, if the foreign exchange rate had strengthened/weakened by 10% with all other variables held constant, the effects on profit before income tax and shareholders’ equity would have been as follows:

(in millions of Korean won)	Fluctuation of foreign exchange rate	Income before tax		Shareholders’ equity
2010.12.31	+10%	￦	(60,833)	￦	(45,933)
	-10%		60,833		45,933
2011.12.31	+10%		(57,174)		(50,471)
	-10%		57,174		50,471
2012.12.31	+10%		(65,189)		(52,646)
	-10%		65,189		52,646

The above analysis is a simple sensitivity analysis which assumes that all the variables other than foreign exchange rates are held constant. Therefore, the analysis does not reflect any correlation between foreign exchange rates and other variables, nor the management’s decision to decrease the risk.

Details of foreign assets and liabilities of the Company as of December 31, 2011 and 2012, are as follows:

(in thousands of foreign currencies)	2010		2011		2012
	Financial assets	Financial liabilities	Financial assets	Financial liabilities	Financial assets	Financial liabilities
USD	201,620	2,421,054	209,742	2,299,644	203,509	2,367,298
SDR	5,721	4,256	1,160	744	494	1,130
JPY	970,586	19,913,770	1,080,392	35,446,361	657,110	35,102,765
GBP	6	131	7	108	1	—
EUR	632	1,317	1,239	3,357	5,395	2,614
DZD	20,339	—	18,714	—	3,770	—
CNY	14,772	991	14,495	700	10,236	197
RUR	1,412,479	238,975	—	—	—	—
UZS	16,679,037	59,788,523	13,534,203	44,788,561	7,920,825	38,727,985
IDR	—	—	411,687	10,000	347,447	—

(iii) Price risk

As of December 31, 2010, 2011 and 2012, the Company is exposed to equity securities price risk because the securities held by the Company are traded in active markets. If the market prices had increased/decreased by 10% with all other variables held constant, the effects on profit before income tax and shareholders’ equity would have been as follows:

(in millions of Korean won)	Fluctuation of price	Income before tax		Shareholders’ equity
2010.12.31	+10%	￦	—	￦	1,914
	-10%		—		(1,914)
2011.12.31	+10%		—		10,118
	-10%		—		(10,118)
2012.12.31	+10%		—		4,916
	-10%		—		(4,916)

The analysis is based on the assumption that the equity index had increased/decreased by 10% with all other variables held constant and all the Company’s marketable equity instruments had moved according to the historical correlation with the index.

(iv) Cashflow and fair value interest rate risk

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

As of December 31, 2010, 2011 and 2012, if the market interest rate had increased/decreased by 100bp with other variables held constant, the effects on profit before income tax and shareholders’ equity would be as follows:

(In millions of Korean won)	Fluctuation of interest rate	Income before tax		Shareholders’ equity
2010.12.31	+ 100 bp	￦	(660)	￦	(3,618)
	- 100 bp		(17,293)		(14,603)
2011.12.31	+ 100 bp		(1,488)		(345)
	- 100 bp		(13,108)		(14,445)
2012.12.31	+ 100 bp		(458)		(264)
	- 100 bp		(5,204)		(5,465)

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

As of December 31, 2011 and 2012, maximum exposure to credit risk that are not considered of value of collateral held regarding financial instrument are as follows.

(In millions of Korean won)	2011		2012
Cash equivalents (except cash on hand)	￦	1,433,839	￦	2,030,242
Trade and other receivables [1]		7,882,329		6,948,639
Loans receivable		1,189,331		1,180,700
Finance lease receivables		736,660		861,680
Other financial assets
Financial assets at fair value through the profit or loss		51,990		6,407
Derivative used for hedging		113,831		21,348
Financial instrument		288,241		459,792
Available-for-sale financial assets		25,829		10,953
Held-to-maturity financial assets		7		8
Financial guarantee contracts [2]		57,369		213,947
Performance guarantee contracts [2]		910		14,490

Total	￦	11,780,336	￦	11,748,206

1	As of December 31, 2012, the Company is provided with a payment guarantee of ￦892,106 million from Seoul Guarantee Insurance related to the sale of certain accounts receivable arising from the handset sales.

2	Total amounts guaranteed by the Company according to the guarantee contracts

3) Liquidity risk

The Company manages its liquidity risk by liquidity strategy and plans. The Company considers the maturity of financial assets and financial liabilities and the estimated cash flows from operations.

The table below analyzes the Company’s liabilities into relevant maturity groups based on the remaining period at the date of the end of each reporting period to the contractual maturity date. These amounts are contractual undiscounted cash flows.

	2011.12.31
(in millions of Korean won)	Less than 1 year		1-5 years		More than 5 years		Total
Trade and other payables	￦	5,902,031	￦	662,505	￦	23,487	￦	6,588,023
Finance lease payables		66,635		116,627		—		183,262
Borrowings (including bond payables)		2,546,855		8,144,611		2,139,458		12,830,924
Other non-derivative financial liabilities		—		331,170		—		331,170
Financial guarantee contracts [1]		57,369		—		—		57,369
Performance guarantee contracts [1]		910		—		—		910

Total	￦	8,573,800	￦	9,254,913	￦	2,162,945	￦	19,991,658

	2012.12.31
(in millions of Korean won)	Less than 1 year		1-5 years		More than 5 years		Total
Trade and other payables	￦	7,247,955	￦	686,700	￦	104,857	￦	8,039,512
Finance lease payables		15,826		29,474		—		45,300
Borrowings (including bond payables)		3,620,910		7,575,906		1,878,606		13,075,422
Other non-derivative financial liabilities		—		80,752		—		80,752
Financial guarantee contracts [1]		213,947		—		—		213,947
Performance guarantee contracts [1]		14,490		—		—		14,490

Total	￦	11,113,128	￦	8,372,832	￦	1,983,463	￦	21,469,423

1	Total amount guaranteed by the Company according to guarantee contracts. Cash flow from financial guarantee contracts is classified as the maturity group in the earliest period when the financial guarantee contracts can be executed

Cash outflow and inflow of derivatives settled gross or net are undiscounted contractual cash flow and can differ from the amount in the financial statements.

	2010.12.31
(in millions of Korean won)	Less than 1 year		1-5 years		More than 5 years		Total
Outflow	￦	613,404	￦	1,590,493	￦	43,805	￦	2,247,702
Inflow		753,842		1,660,349		50,909		2,465,100

	2011.12.31
(in millions of Korean won)	Less than 1 year		1-5 years		More than 5 years		Total
Outflow	￦	414,646	￦	1,949,253	￦	42,541	￦	2,406,440
Inflow		436,469		2,038,288		50,053		2,524,810

	2012.12.31
(in millions of Korean won)	Less than 1 year		1-5 years		More than 5 years		Total
Outflow	￦	1,020,494	￦	1,507,287	￦	41,292	￦	2,569,073
Inflow		949,921		1,550,822		45,093		2,545,836

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

The debt-to-equity ratios as of December 31, 2011 and 2012, are as follows:

(in millions of Korean won)	2011		2012
Total liabilities	￦	19,547,600	￦	21,314,987
Total equity		12,537,809		13,164,512
Debt-to-equity ratio		156%		162%

The Company manages capital on the basis of the gearing ratio. This ratio is calculated as net debt divided by total capital. Net debt is calculated as total borrowings less cash and cash equivalents. Total capital is calculated as ‘equity’ in the statement of financial position plus net debt.

The gearing ratios as of December 31, 2011 and 2012, are as follows:

(in millions of Korean won, %)	2011		2012
Total borrowings	￦	10,998,552	￦	11,423,377
Less: cash and cash equivalents		(1,445,169)		(2,054,696)

Net debt		9,553,383		9,368,681
Total equity		12,537,809		13,164,512

Total capital		22,091,192		22,533,193
Gearing ratio		43%		42%

(3) Fair value estimation

The table below analyzes financial instruments carried at fair value, by valuation method. The different levels have been defined as follows:

•	Quoted prices (unadjusted) in active markets for identical assets or liabilities (level 1)

•	Inputs other than quoted prices included within level 1 that are observable for the asset or liability, either directly (that is, as prices) or indirectly (that is, derived from prices) (level 2)

•	Inputs for the asset or liability that are not based on observable market data (that is, unobservable inputs) (level 3)

The following table presents the Company’s assets and liabilities that are measured at fair value as of December 31, 2011 and 2012:

	2011
(in millions of Korean won)	Level 1		Level 2		Level 3		Total
Assets
Assets at fair value through the profit and loss	￦	—	￦	51,990	￦	—	￦	51,990
Available-for-sale		101,183		25,829		134,346		261,358
Derivative used for hedging		—		113,831		—		113,831

Total	￦	101,183	￦	191,650	￦	134,346	￦	427,179

Liabilities
Liabilities at fair value through the profit and loss	￦	—	￦	338	￦	—	￦	338
Derivative used for hedging		—		6,210		2,258		8,468

Total	￦	—	￦	6,548	￦	2,258	￦	8,806

	2012
(in millions of Korean won)	Level 1		Level 2		Level 3		Total
Assets
Assets at fair value through the profit and loss	￦	—	￦	119	￦	—	￦	119
Available-for-sale		49,156		35,361		201,729		286,246
Derivative used for hedging		—		21,348		—		21,348

Total	￦	49,156	￦	56,828	￦	201,729	￦	307,713

Liabilities
Liabilities at fair value through the profit and loss	￦	—	￦	63	￦	3,153	￦	3,216
Derivative financial liabilities		—		112,603		—		112,603

Total	￦	—	￦	112,666	￦	3,153	￦	115,819

The fair value of financial instruments traded in active markets is based on quoted market prices at the date of the end of reporting period. A market is regarded as active if quoted prices are readily and regularly available from an exchange, dealer, broker, an entity within the same industry, pricing service, or regulatory agency, and those represent actual and regularly occurring market transactions on an arm’s length basis. The quoted market price used for financial assets held by the Company is the bid price. These instruments are included in level 1. Instruments included in level 1 comprise listed equity investments classified as available-for-sale.

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

If one or more of the significant inputs are not based on observable market data, the instrument is included in level 3.

The changes of the financial instrument included in Level 3 for the year ended December 31, 2012, are as follows:

(in millions of Korean won)	Available-for-sale financial assets		Derivative financial liabilities		Financial liability at fair value through profit or loss
Beginning	￦	134,346	￦	2,258	￦	—
Acquisition		9,677		—		3,410
Disposal		(8,104)		(2,258)		—
Total profit
Income for the year		(1,122)		—		(257)
Other comprehensive income		33,679		—		—
Transfer into Level 3 from the cost method		33,253		—		—

Ending	￦	201,729	￦	—	￦	3,153

The details of equity securities measured at historical cost as of December 31, 2011 and 2012, are as follows.

(in millions of Korean won)	2011		2012
SBSKTSP	￦	25,000	￦	25,000
IBK-AUCTUS Green Growth Private Equity Fund		10,340		14,319
Ustream INC.		—		11,295
MBCKTSPC		11,000		11,000
KBSKTSPC		11,000		11,000
Enterprise DB Corp.		3,013		3,013
Others		99,544		67,733

Total	￦	159,897	￦	143,360

The range of cashflow estimates is significant and the probabilities of the various estimates cannot be reasonably assessed and therefore these instruments are measured at cost.

The Company does not have any plans to dispose of the above-mentioned equities instruments in the near future. These instruments will be measured at fair value when the Company can develop a reliable estimate of the fair value.

35.    Business Combination

(1) KT Rental Co., Ltd.

On July 31, 2012, Hana Daetoo Securities Co., Ltd. and other investors acquired 4,126,932 shares(42%) of KT Rental’s common stocks from Korea Rental Investment, Inc.(“KRI”) which is second largest shareholder of KT Rental. As a result, the restriction on controlling power of the Controlling Company under the shareholders’ agreement between the Controlling Company and KRI was resolved, and KT rental was included in the consolidated subsidiaries. These transactions were accounted for in accordance with Korean IFRS 1103, Business Combinations.

As a result of applying acquisition method, the Company recognized goodwill of ￦131,426 million, which is the excess of total consideration transferred over the fair value of the net assets at the acquisition date. The fair value of the net assets at the acquisition date includes the identifiable intangible assets such as customer relationship, which was not previously recognized in the subsidiary’s financial statements.

Details of the consideration transferred, fair value of the acquired identifiable assets and liabilities and goodwill at the acquisition date are as follows:

(in millions of Korean won)
Fair value of existing shares before business combination	￦	305,730

Consideration transferred (a)	￦	305,730

Recognized amounts of assets acquired and liabilities assumed [1]
Cash and cash equivalents	￦	23,160
Trade and other receivables		120,964
Loans receivable		49,805
Financial lease receivables		254,264
Other financial assets		1,983
Inventories		779
Tangible assets (rental vehicle, others)		992,516
Intangible assets (orders on hand, customer relationship, others)		69,866
Other assets		34,031
Trade and other payables		(195,933)
Borrowings		(985,790)
Current income tax liabilities		(5,138)
Retirement benefit obligation		(4,065)
Deferred income tax liabilities		(9,151)
Other liabilities		(46,759)

The net of total amounts of identifiable assets and liabilities measured at fair value (b)	￦	300,532
Non-controlling interests [2] (c)		126,228

Goodwill (a-b+c) [3]	￦	131,426

1	The assets acquired and liabilities assumed are measured at fair value in accordance with IFRS 3, Business Combination

2	At the date of acquisition, the Company measures any non-controlling interest in KT Rental Co., Ltd. at the non-controlling interest’s proportionate share of the acquiree’s identifiable net assets

3	Goodwill is not tax deductible

As described in Note 14, the previously held interest in KT Rental Co., Ltd. was measured at fair value, and the Company recognized other operating revenue of ￦126,011 million arising from the value measurement on acquisition.

After the acquisition date, the operating revenue and net income for consolidation of KT Rental Co., Ltd. before the elimination of related party transactions with its subsidiaries are ￦368,228 million and ￦11,072 million, respectively. If KT Rental Co., Ltd. was consolidated on January 1, 2012, the operating revenue and net income included in consolidated income statement would have been ￦715,604 million and ￦25,995 million, respectively.

The fair value of trade accounts receivable and others acquired from KT Rental Co., Ltd. is ￦120,964 million, but the full contract value is ￦132,915 million. The uncollectible amounts from these receivables are expected to be ￦11,951 million.

(2) KT Skylife Co., Ltd.

Due to the trend of convergence in the telecommunications and broadcasting market, the Controlling Company needed to obtain control over a broadcasting company to enhance the synergy effects of the resources within the consolidated subsidiaries. On January 27, 2011, the Controlling Company acquired from Dutch Savings Holdings B.V. 5,600,000 of redeemable convertible preferred stock with voting rights and the bonds convertible into 5,600,000 of common stock of KT Skylife Co., Ltd. (formerly “Korea Digital Satellite Broadcasting Co., Ltd.”) for ￦246,400 million, which is engaged in the satellite broadcasting business. Including the potential voting rights, the Controlling Company’s ownership in KT Skylife Co., Ltd. has increased to 53.05% and accordingly, the Controlling Company has control over KT Skylife Co., Ltd. On March 10, 2011, the Controlling Company exercised the conversion right of both redeemable convertible preferred stocks and convertible bonds.

As a result of applying the acquisition method, the Company recognized goodwill of ￦306,303 million, which is the excess of total consideration transferred over the fair value of the net assets at the acquisition date. The fair value of the net assets at the acquisition date includes the identifiable intangible assets such as customer relationship, which was not previously recognized in the subsidiary’s financial statements.

Details of the consideration transferred, fair value of the acquired identifiable assets and liabilities, and goodwill at the acquisition date are as follows:

(in millions of Korean won)	Amounts
Consideration transferred (cash and cash equivalents)	￦	246,400
The acquisition-date fair value of the acquirer’s previously held equity interest		280,773

Total transfer price	￦	527,173

The recognized amounts of assets acquired and liabilities assumed [1]
Cash and cash equivalents	￦	78,730
Other financial assets		88,176
Trade and other accounts receivable		140,180
Inventories		5,715
Fixed assets including broadcast equipment and satellite communication facilities		142,641
Intangible assets including broadcast license and customer relationship		305,564
Investments in associates		5,716
Other assets		36,104
Trade and other accounts payable		(130,758)
Borrowings		(164,572)
Provisions for severance benefits		(11,256)
Accrued provisions		(919)
Deferred income tax liabilities		(51,171)
Other liabilities		(26,178)

The net of total amounts of identifiable assets and liabilities measured at fair value (b)	￦	417,972

Non-controlling interests [2] (c)		197,102

Goodwill [3] (a-b+c)	￦	306,303

1	The assets acquired and liabilities assumed are measured at fair value in accordance with IFRS 3, Business Combination.

2	At the date of acquisition, the Company measures any non-controlling interest in KT Skylife Co., Ltd. at the non-controlling interest’s proportionate share of the acquiree’s identifiable net assets. The amounts include non-controlling interest in Korea HD Broadcasting Corp., the subsidiary of KT Skylife.

3	Goodwill is not tax deductible

The previously held interest in KT Skylife Co., Ltd. was measured at fair value, and the Company recognized other operating revenue of ￦187,458 million arising from the fair value measurement on acquisition.

After the acquisition date, the revenue and net income for consolidation of KT Skylife Co., Ltd. before the elimination of intercompany transactions with its subsidiaries are ￦480,468 and ￦26,649 million, respectively. The difference between its revenue and net income from the acquisition date and the revenue and net income if KT Skylife Co., Ltd. had been consolidated from January 1, 2011, included in consolidation is insignificant.

The fair value of trade accounts receivable and other receivables acquired from KT Skylife Co., Ltd. is ￦140,180 million, while the full contract value is ￦168,693 million. The uncollectible amounts from these receivables are expected to be ￦28,513 million.

(3) BC Card Co., Ltd.

KT Capital Co., Ltd., which is a subsidiary of the Controlling Company, acquired common shares with voting right at ￦252,302 million from Woori Bank on October 6, 2011, in order to secure stable management control of BC Card Co., Ltd. and strengthen synergies between two firms based on the Board of Directors’ meetings on February 11 and February 23, 2011. By this acquisition, the company’s ownership interests of BC Card Co., Ltd. increased to 38.86%, including ownership which were previously acquired from Citibank. Also, the Company entered into shareholders’ agreement to exercise voting right of 1,349,920 registered common shares of BC Card Co., Ltd. (30.68% of total BC Card Co., Ltd. shares) owned by Vogo-BCC Investment Holdings Co., Ltd. and KGF-BCC LIMITED on March 25, 2011. Based on the shareholders’ agreement and the acquisition of common shares described above, the Company has control of BC Card Co., Ltd. from October 6, 2011 (acquisition date).

As a result of applying the acquisition method, the Company recognized goodwill of ￦41,234 million, which is the excess of total consideration transferred over the fair value of the net assets at the acquisition date. The fair value of the net assets at the acquisition date includes the identifiable intangible assets such as customer relationship, which was not previously recognized in the subsidiary’s financial statements.

Details of the consideration transferred, the fair value of the acquired identifiable assets and liabilities, and goodwill at the acquisition date are as follows:

(in millions of Korean won)	Amounts
Consideration transferred (cash and cash equivalents)	￦	257,137
Commitment for dividends payable [1]		39,220
The acquisition-date fair value of the acquirer’s previously held equity interest		8,712

Total consideration transferred (a)	￦	305,069

The recognized amounts of assets acquired and liabilities assumed [2]
Cash and cash equivalents		657,956
Other financial assets		2,046,522
Trade and other accounts receivable		1,307
Fixed assets		242,411
Investment properties		2,845
Intangible assets including customer relationship		165,916
Available-for-sale financial assets		108,170
Other assets		60,942
Trade and other accounts payable		(1,890,937)
Borrowings		(58,000)
Current tax liabilities		(30,942)
Provisions		(25,674)
Provisions for severance benefits		(7,861)
Deferred income tax liabilities		(46,176)
Other liabilities		(568,028)

The net of total amounts of identifiable assets and liabilities measured at fair value (b)	￦	658,451

Non-controlling interests [3] (c)		394,616

Goodwill (a-b+c) [4]	￦	41,234

1	On June 23, 2010, the Korean Commercial Arbitration Board concluded that BC Card should pay the proceeds from the disposal of the shares of Visa Card to the member banks. Accordingly, the Company recorded the related proceeds to be paid to the member banks as other financial liabilities in the financial statements at the acquisition date.

2	Assets and liabilities acquired were measured at fair value in accordance with IFRS 3 ‘Business Combinations’

3	Non-controlling interests in the acquiree on acquisition are measured at the non-controlling interests’ proportionate share in the recognized amounts of the acquiree’s identifiable net assets in the event of liquidation.

4	Goodwill is not tax deductible

After the acquisition date, the revenue and net income for consolidation of BC Card Co,. Ltd. before the elimination of inter-company transactions with its subsidiaries are ￦782,853 million and ￦945 million, respectively. If BC Card Co., Ltd had been consolidated from January 1, 2011, the revenue and net income included in consolidation would have been ￦3,376,113 million and ￦102,459 million, respectively.

36.    Assets Held for Sale and Discontinued Operations

As approved by the Controlling Company’s Board of Directors on August 9, 2012, the Controlling Company decided to sell KT Tech, Inc., its subsidiary, and discontinued the operations related to handset development. The prior period financial statements presented for comparative purposes have been restated in accordance with IFRS 5, Non-current Assets Held for Sale and Discontinued Operations. Profit or loss arising from net fair value measurement and related income tax effect is reflected in profit or loss from discontinued operations.

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

Income and loss from discontinued operations for the years ended December 31, 2010, 2011, and 2012, are as follows:

(in millions of Korean won)	2010		2011		2012
Revenue	￦	49,108	￦	32,281	￦	431
Expense		(23,303)		(31,936)		(35,756)
Operating income (loss) from discontinued operations before income taxes		25,805	￦	345	￦	(35,325)
Income tax benefit (expense) for discontinued operations		(8,313)		(2,625)		3,791
Income (loss) from discontinued operations	￦	17,492	￦	(2,280)	￦	(31,534)
Gain on disposal and fair valuation before income taxes		12,835		220,176		—
Income tax expense		—		(53,302)		—
Gain on disposal and fair valuation after tax		11,773	￦	166,874	￦	—

Income (loss) from discontinued operations	￦	29,265	￦	164,594	￦	(31,534)

Cash flows from discontinued operations for the years ended December 31, 2010, 2011 and 2012, are as follows:

(in millions of Korean won)	2010		2011		2012
Cash flows from operating activities	￦	14,168	￦	(4,325)	￦	40,017
Cash flows from investing activities		4,347		(16,704)		(3,609)
Cash flows from financing activities		(12,288)		(24,615)		(28,243)
Changes in foreign exchange rates		(7,384)		8,365		(6)

Total cash flows	￦	(1,157)	￦	(37,279)	￦	8,159

37.    Division of Satellite Business

As approved by the Company’s Board of Directors on December 1, 2012, the Company established KT Sat Co., Ltd. (the “Spun-off company”) through the simple vertical spin-off where 100% ownership interest of the Spun-off company is owned by the Controlling Company. The plan for this spin-off was approved by the Board of Directors on November 23, 2012.

All the related assets, liabilities, other rights and obligations, and employment and legal contracts are transferred to the new satellite business, and both the Company and the Spun-off company are jointly and severally liable for the liabilities transferred to the Spun-off company.

Assets and liabilities transferred to the spun-off company amount to ￦402,915 million and ￦12,385 million, respectively.

38.    Subsequent Events

The Company entered into agreements with Olleh KT Seventh Securitization Specialty Co., Ltd. on February 18, 2013, and disposed of its accounts receivable related to handset.

As approved by the Company’s Board of Directors on December 1, 2012, the Company established KT Media Hub Co., Ltd. (the “New Company”). The Company will transfer its assets and liabilities to the New Company during year 2013.

As approved by the Board of Directors and Shareholders of KT Rental, a consolidated subsidiary on December 27, 2012, and December 17, 2012, KT Rental decided to spin-off its vehicle maintenance business.

Subsequent to December 31, 2012, the Company has issued the unsecured public bonds, as follows:

(in millions of Korean won and thousands of Japanese yen)	Issue date	Face value of bond	Interest rate	Maturity date	Repayment method
KT Telecop Co., Ltd. The 1st unsecured private bond	2013.01.24	￦30,000	3.43%	2016.01.24	Lamp sum payment at maturity
2013 Samurai Bond	2013.01.29	JPY 5,000,000	0.59%	2015.01.29
2013 Samurai Bond	2013.01.29	JPY 18,200,000	0.70%	2016.01.29
2013 Samurai Bond	2013.01.29	JPY 6,800,000	0.86%	2018.01.29
The 184-1 Public bond	2013.04.10	￦120,000	2.74%	2018.04.10
The 184-2 Public bond	2013.04.10	￦190,000	2.95%	2023.04.10
The 184-3 Public bond	2013.04.10	￦100,000	3.17%	2033.04.10
The 67-1 Public bond (KT Capital)	2013.03.22	￦30,000	3.00%	2017.03.22
The 67-2 Public bond (KT Capital)	2013.03.22	￦40,000	3.10%	2018.03.22
The 67-3 Public bond (KT Capital)	2013.03.22	￦20,000	3.37%	2020.03.22

KT Skylife Co., Ltd., a consolidated subsidiary of the Controlling Company, contributed the capital of ￦9,300 million to KT Michigan global contents fund as approved by the Board of Directors on March 26, 2013.

The liquidation of Kumho Rent-a-car Co., Ltd., a consolidated subsidiary of the Controlling Company was approved by the Board of Directors and Shareholders on April 1, 2013.

The merger of KMP Holdings Co., Ltd with KT Music was approved by the Board of Directors on April 12, 2013. The merger will be completed on June 24, 2013.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

KT CORPORATION
(Registrant)

/s/ SUK-CHAE LEE
Name: Suk-Chae Lee
Title: Chief Executive Officer

Date: April 29, 2013