Form 20-F
period 2013-12-31
KT CORP
filed 2014-04-28
CIK 892450

As filed with the Securities and Exchange Commission on April 28, 2014

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

        For the fiscal year ended December 31, 2013

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

90, Buljeong-ro

Bundang-gu, Seongnam-si, Gyeonggi-do

463-711 Korea

(Address of principal executive offices)

In Hoe Kim

90, Buljeong-ro

Bundang-gu, Seongnam-si, Gyeonggi-do

463-711 Korea

Telephone: +82-31-727-0114; E-mail: ian.ihkim@kt.com

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

None

As of December 31, 2013, there were 261,111,808 shares of common stock, par value ￦5,000 per share, outstanding (not including 17,308,160 shares of common stock held by the company as treasury shares)

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.    Yes  ☒    No   ☐

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

All references to “Won” or “￦” in this annual report are to the currency of the Republic and all references to “Dollars,” “$,” “US$” or “U.S. dollars” are to the currency of the United States of America. Our monetary assets and liabilities denominated in foreign currency are translated into Won at the market average exchange rate announced by Seoul Money Brokerage Services, Ltd. (the “Market Average Exchange Rate”) on the balance sheet dates, which were, for U.S. dollars, ￦1,153.3 to US$1.00, ￦1,071.1 to US$1.00 and ￦1,055.3 to US$1.00 at December 31, 2011, 2012 and 2013, respectively. Our consolidated financial statements are expressed in Won and, solely for the convenience of the reader, the consolidated financial statements as of and for the year ended December 31, 2013 have been translated into United States dollars at the rate of ￦1,055.3 to US$1.00, the Market Average Exchange Rate in effect on December 31, 2013.

Any discrepancies in any table between totals and the sums of the amounts listed are due to rounding.

All market share data contained in this annual report, unless otherwise specified, are based on the number of subscribers announced by the Korea Communications Commission (the “KCC”) or the Korea Telecommunications Operators Association.

PART I

Item 1. Identity of Directors, Senior Managers and Advisers

Item 1.A.  Directors and Senior Management

Not applicable.

Item 1.B.  Advisers

Not applicable.

Item 1.C.  Auditors

Not applicable.

Item 2. Offer Statistics and Expected Timetable

Item 2.A.  Offer Statistics

Not applicable.

Item 2.B.  Method and Expected Timetable

Not applicable.

Item 3. Key Information

Item 3.A.  Selected Financial Data

You should read the selected consolidated financial data below in conjunction with the Consolidated Financial Statements as of December 31, 2011, 2012 and 2013 and for each of the years in the three-year period ended December 31, 2013, and the report of the independent registered public accounting firm on these statements included herein. These audited financial statements and the related notes have been prepared under International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). The selected consolidated financial data for the three years ended December 31, 2013 have been derived from our audited consolidated financial statements.

In addition to preparing financial statements in accordance with IFRS as issued by the IASB included in this annual report, we also prepare financial statements in accordance with IFRS as adopted by the Republic of Korea (“K-IFRS”), which we are required to file with the Financial Services Commission and the Korea Exchange under the Financial Investment Services and Capital Markets Act of Korea (“FSCMA”). English translations of such financial statements are furnished to the Securities and Exchange Commission under Form 6-K. During the three years ended December 31, 2013, we are required to adopt certain amendments and interpretations to K-IFRS, relating to presentation of operating profit. Additionally, under K-IFRS, revenue from the development and sale of real estate is recognized using the percentage of completion method. However, under IFRS as issued by the IASB, revenue from the development and sale of real estate is recognized when an individual unit of residential real estate is delivered to the buyer. Furthermore, due to a subsequent event in which early redemption rights were exercised for certain commercial paper guaranteed by KT ENS Corporation (“KT ENS”), our consolidated subsidiary, we recognized financial losses relating to the resulting estimation of guarantee liabilities in our consolidated statements of operations prepared in accordance with IFRS as issued by the IASB, which were not reflected in our financial statements prepared in accordance with K-IFRS, which were issued on March 13, 2014. As a result, the presentation of operating results in our consolidated statements of operations prepared in accordance with IFRS as issued by the IASB included in this annual report differs from the presentation of operating results in our consolidated statements of operations prepared in accordance with K-IFRS. See “Item 5.A. Operating Results—Explanatory Note Regarding Presentation of Certain Financial Information under K-IFRS” for additional information. In accordance with rule amendments adopted by the U.S. Securities and Exchange Commission which became effective on March 4, 2008, we are not required to provide a reconciliation to U.S. GAAP.

The information set forth below is not necessarily indicative of the results of future operations and should be read in conjunction with “Item 5. Operating and Financial Review and Prospects” and our consolidated financial statements and related notes included in this annual report.

Consolidated statement of operations data

	Year Ended December 31,
	2010(1)		2011(1)		2012(1)		2013		2013 (2)
	(In billions of Won and millions of Dollars, except per share data)
Continuing Operations:
Operating revenue	￦	20,310	￦	22,088	￦	24,644	￦	24,058	US$	22,797

Revenue		19,993		21,311		23,856		23,729		22,485
Others		317		777		787		329		312
Operating expenses		18,303		20,101		22,964		23,734		22,491

Operating profit		2,007		1,987		1,680		323		306
Finance income		238		270		499		279		265
Finance costs		(596)		(642)		(782)		(648)		(614)
Income from jointly controlled entities and associates		33		(6)		18		7		6

Profit (loss) from continuing operations before income tax		1,681		1,609		1,415		(38)		(36)

Income tax expense		(396)		318		278		50		47
Profit (loss) for the year from the continuing operations		1,285		1,291		1,137		(88)		(83)

Discontinued operations:
Profit (loss) from discontinued operations		29		165		(32)		—		—

Profit (loss) for the year	￦	1,314	￦	1,455	￦	1,105	￦	(88)	US$	(83)

Profit (loss) for the year attributable to:
Equity holders of the parent company	￦	1,296	￦	1,446	￦	1,046	￦	(190)	US$	(180)
Profit (loss) from continuing operations		1,273		1,280		1,076		(190)		(180)
Profit (loss) from discontinued operations		23		166		(30)		—		—
Non-controlling interest	￦	19	￦	10	￦	59	￦	102	US$	97
Profit from continuing operations		13		11		61		102		97
Profit (loss) from discontinued operations		6		(1)		(2)		—		—
Earnings per share attributable to the equity holders of the Parent Company during the period (in won):
Basic earnings (loss) per share	￦	5,326	￦	5,943	￦	4,296	￦	(779)	US$	(1)
From continuing operations		5,293		5,262		4,417		(779)		(1)
From discontinued operations		33		681		(121)		—		—
Diluted earnings (loss) per share	￦	5,326	￦	5,942	￦	4,296	￦	(782)	US$	(1)
From continuing operations		5,293		5,261		4,417		(782)		(1)
From discontinued operations		33		681		(121)		—		—

Consolidated statement of financial position data

	As of December 31,
Selected Statement of Financial Position Data	2010(1)		2011(1)		2012(1)		2013
	(In billions of Won)
Assets:
Current assets:
Cash and cash equivalents	￦	1,162	￦	1,462	￦	2,058	￦	2,071
Trade and other receivables, net		4,193		6,191		5,908		5,240
Short-term loans, net		725		698		668		839
Current finance lease receivables, net		195		249		340		294
Other financial assets		270		259		246		480
Current income tax assets		0		1		1		35
Inventories, net		711		676		935		674
Other current assets		264		311		362		340

Total current assets		7,519		9,847		10,517		9,972

Non-current assets:
Trade and other receivables, net		1,125		1,725		1,073		813
Long-term loans, net		408		491		513		510
Non-current finance lease receivables, net		403		488		522		416
Other financial assets		269		622		672		673
Property and equipment, net		13,398		14,090		15,806		16,387
Investment property, net		1,146		1,159		1,155		1,105
Intangible assets, net		1,419		2,645		3,214		3,827
Investments in jointly controlled entities and associates		638		500		379		364
Deferred income tax assets		565		530		611		707
Other non-current assets		50		86		95		76
Total non-current assets		19,422		22,336		24,040		24,878

Total assets	￦	26,942	￦	32,183	￦	34,558	￦	34,850

Liabilities and Equity:
Current liabilities:
Trade and other payables	￦	4,424	￦	5,902	￦	7,221	￦	7,414
Current finance lease liabilities, net		33		46		14		19
Borrowings		2,722		2,125		3,197		3,021
Other financial liabilities		1		8		72		64
Current income tax liabilities		284		187		144		100
Provisions		58		123		206		115
Deferred income		177		168		171		144
Other current liabilities		185		220		242		348

Total current liabilities		7,885		8,780		11,267		11,224

Non-current liabilities:
Trade and other payables		382		652		701		1,059
Non-current finance lease liabilities, net		61		90		28		49
Borrowings		6,660		8,897		8,239		8,463
Other financial liabilities		38		288		70		179
Retirement benefit liabilities		264		426		549		586
Provisions		110		143		150		134
Deferred income		157		161		157		148
Deferred income tax liabilities		4		126		137		169
Other non-current liabilities		27		32		41		2

Total non-current liabilities		7,703		10,815		10,073		10,789

Total liabilities	￦	15,588	￦	19,595	￦	21,340	￦	22,013

Equity attributable to owners of the Parent Company
Paid-in capital
Capital stock	￦	1,564	￦	1,564	￦	1,564	￦	1,564
Share premium		1,440		1,440		1,440		1,440
Retained earnings		9,466		10,219		10,646		10,019
Accumulated other comprehensive income (expense)		(79)		(23)		1		25
Other components of equity		(1,258)		(1,497)		(1,343)		(1,321)
		11,133		11,704		12,309		11,728

Non-controlling interest		221		884		909		1,110
Total equity		11,354		12,588		13,218		12,837
Total liabilities and equity	￦	26,942	￦	32,183	￦	34,558	￦	34,850

Consolidated statement of cash flow data

	Year Ended December 31,
	2010 (1)		2011 (1)		2012 (1)		2013		2013 (2)
	(In billions of Won and millions of Dollars)
Net cash generated from operating activities	￦	2,973	￦	2,164	￦	5,725	￦	4,111	US$	3,896
Net cash (used in) investing activities		(2,949)		(2,666)		(3,851)		(3,783)		(3,584)
Net cash provided by (used in) financing activities		(398)		772		(1,278)		(312)		(295)

Operating Data

	As of December 31,
	2009	2010	2011	2012	2013
Lines installed (thousands) (3)	25,907	25,524	23,925	25,242	24,264
Lines in service (thousands) (3)	17,069	16,620	15,900	15,121	14,032
Lines in service per 100 inhabitants (3)	35.0	34.0	30.8	30.2	27.4
Mobile subscribers (thousands)	15,016	16,041	16,563	16,502	16,454
Broadband Internet subscribers (thousands)	6,953	7,424	7,823	8,037	8,067

(1)	As a result of adoption of IFRS 10 in 2013, the comparative 2011 and 2012 consolidated financial data were retrospectively restated, but 2010 consolidated financial data were not restated as IFRS 10 does not require restatement of the earlier periods presented beyond the immediately preceded period. Also, the amendments to International Accounting Standard 19 were applied retrospectively and the comparative 2010, 2011, and 2012 consolidated statement of operations data were restated by reflecting the adjustments resulting from this retrospective application.

(2)	For convenience, the Won amounts are expressed in U.S. dollars at the rate of ￦1,055.3 to US$1.00, the Market Average Exchange Rate in effect on December 31, 2013. This translation should not be construed as a representation that the Won amounts represent, have been or could be converted into U.S. dollars at that rate or any other rate.

(3)	Including public telephones.

Exchange Rate Information

The following table sets out information concerning the Market Average Exchange Rate for the periods and dates indicated:

Period	At End of Period	Average Rate (1)	High	Low
	(Won per US$1.00)
2009	1,167.6	1,276.4	1,573.6	1,152.8
2010	1,138.9	1,156.3	1,261.5	1,104.0
2011	1,153.3	1,108.1	1,199.5	1,049.5
2012	1,071.1	1,126.9	1,181.8	1,071.1
2013	1,055.3	1,095.0	1,159.1	1,051.5
November	1,062.1	1,062.8	1,072.9	1,055.8
December	1,055.3	1,056.7	1,061.9	1,051.5
2014 (through April 28)	1,038.9	1,063.2	1,086.1	1,036.0
January	1,079.2	1,064.8	1,084.1	1,050.4
February	1,067.7	1,071.3	1,086.1	1,060.5
March	1,068.8	1,070.9	1,080.3	1,062.6
April (through April 28)	1,038.9	1,045.6	1,066.1	1,036.0

Source: Seoul Money Brokerage Services, Ltd.

(1)	Represents the average of the Market Average Exchange Rates on each business day during the relevant period (or portion thereof).

Our monetary assets and liabilities denominated in foreign currency are translated into Won at the Market Average Exchange Rate on the balance sheet dates, which were, for U.S. dollars, ￦1,153.3 to US$1.00, ￦1,071.1 to US$1.00 and ￦1,055.3 to US$1.00 at December 31, 2011, 2012 and 2013, respectively.

Our consolidated financial statements are expressed in Won and, solely for the convenience of the reader, the consolidated financial statements as of and for the year ended December 31, 2013 have been translated into United States dollars at the rate of ￦1,055.3 to US$1.00, the Market Average Exchange Rate in effect on December 31, 2013.

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

Competition in the telecommunications sector in Korea is intense. In recent years, business combinations in the telecommunications industry have significantly changed the competitive landscape of the Korean telecommunications industry. In particular, SK Telecom Co., Ltd. (or SK Telecom) acquired a controlling stake in Hanarotelecom Incorporated in 2008, which was renamed SK Broadband Co., Ltd. (or SK Broadband). The acquisition enabled SK Telecom to provide fixed-line telecommunications, broadband Internet access and Internet television (or IP-TV) services together with its mobile telecommunications services. In January 2010, LG Dacom Corporation (or LG Dacom) and LG Powercom Co., Ltd. (or LG Powercom) merged into LG Telecom Co., Ltd., which subsequently changed its name to LG U+. The merger enabled LG U+ to provide a similar range of services as SK Telecom and us. Our inability to adapt to such changes in the competitive landscape could have a material adverse effect on our business, financial condition and results of operations.

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

Mobile Service. We provide mobile services based on Wideband Code Division Multiple Access (or W-CDMA) technology and Long-Term Evolution (or LTE) technology. Competitors in the mobile telecommunications service industry are SK Telecom and LG U+. We had a market share of 30.1% as of December 31, 2013, making us the second largest mobile telecommunications service provider in Korea. SK Telecom had a market share of 50.0% as of December 31, 2013.

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

Since 2011, SK Telecom, LG U+ and we have launched fourth-generation mobile telecommunications services based on LTE technology, which we believe has further intensified competition among the three companies and resulted in an increase in marketing expenses and capital expenditures related to implementing and providing 4G LTE services. SK Telecom and LG U+ began providing 4G LTE services in July 2011, and we commenced providing commercial 4G LTE services on January 3, 2012 utilizing our bandwidths in the 1.8 GHz spectrum that became available upon termination of our 2G services based on Code Division Multiple Access (or CDMA) technology. In September 2013, we commenced providing wideband LTE services, which utilizes our adjoining 20 MHz of bandwidth in the 1.8 GHz spectrum to provide transmission speed of up to 150 Mbps, twice faster than those offered under standard LTE services. SK Telecom also began providing its wideband LTE services in September 2013 and LG U+ commenced providing its wideband LTE services in January 2014. As of March 1, 2014, our wideband LTE services covered five metropolitan cities in Korea, and we expect to expand our wideband LTE services to all of Korea by July 2014. As of December 31, 2013, the number of our LTE subscribers exceeded 7.8 million. Furthermore, in March 2014, we commercialized advanced wideband LTE (“Wideband LTE-A”) services, which interconnects our 20 MHz of bandwidth in the 1.8 GHz spectrum used to offer wideband LTE services with the 10 MHz of bandwidth in the 900 MHz spectrum used to offer standard LTE services by utilizing inter-band carrier aggregation technology to support transmission speed of up to 225 Mbps.

On April 2, 2014, LG U+ launched Korea’s first unlimited mobile service package, offering mobile subscribers with unlimited voice calls, text messaging, and LTE data at fees between ￦80,000 to ￦85,000 per month. Commencing on April 3, 2014, SK Telecom launched three different types of unlimited LTE data plans, which provide mobile subscribers with unlimited amounts of LTE data, voice calls, and text massaging. On April 7, 2014, we began offering mobile subscribers with unlimited LTE data, voice calls, and text messaging packages at fees of ￦70,000 per month. Although we expect that SK Telecom and LG U+ will face similar challenges to those that we expect to face in offering LTE services and in implementing improvements to LTE technology, such as increased fees and expenses and unforeseeable market responses to the new technology, we cannot assure you that we will continue to be able to successfully compete in fourth-generation mobile telecommunications services. Furthermore, we believe that the continuing intense competition among major telecommunications operators in Korea and the resulting pressure on our fees, including from offerings of unlimited usage plans, may have a material adverse impact on our results of operations.

Fixed-line Telephone Services. Before December 1991, we were the sole provider of local, domestic long-distance and international long-distance telephone services in Korea. Since then, various competitors have entered the local, domestic long-distance and international long-distance telephone service markets in Korea, which have eroded our market shares. LG U+ and SK Broadband currently provide local, domestic long-distance and international long-distance telephone services. In addition, Onse Telecom Corporation and SK Telink, Inc. currently provide domestic long-distance and international long-distance telephone services. We also compete with specific service providers, such as Internet phone service providers, voice resellers and call-back service providers, that offer international long-distance service in Korea. While we offer our own Internet phone service, the entry of these and other potential competitors into the local, domestic long-distance and international long-distance telephone service markets has had and may continue to have a material adverse effect on our revenues and profitability from these businesses. As of December 31, 2013, we had a market share in local telephone service of 81.4% and a market share in domestic long distance service of 78.7%. Further increase in competition may decrease our market shares in such businesses. As part of our efforts to improve our operational efficiencies, we announced on April 8, 2014 that we will transfer any operations relating to fixed-line sales activities (including on-site sales, line activation, after service, and customer center operations) to our subsidiaries.

Internet Services. The Korean broadband Internet access service market has experienced significant growth in the past decade. SK Broadband (formerly Hanarotelecom) entered the broadband market in 1999 offering both Hybrid Fiber Coaxial (or HFC) and Asymmetric Digital Subscriber Line (or ADSL) services. We also began offering broadband Internet access service in 1999, followed by Dreamline, Onse and LG U+. In recent years, numerous cable television operators have also begun to offer HFC-based services at rates lower than ours. We had a market share of 43.1% as of December 31, 2013. As a result of having to compete with a number of competitors and the maturing of the Internet access service market, we currently encounter, and we expect to encounter, pressure to increase marketing expenses in the future.

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

One of the principal limitations on a wireless network’s subscriber capacity is the amount of bandwidth spectrum allocated to the service provider. We have a license to use 40 MHz of bandwidth in the 2.1 GHz spectrum that we use to provide IMT-2000 services based on W-CDMA wireless network standards. Such license expires in December 2016, and we are required to pay approximately ￦1.3 trillion during the license period of 15 years. In April 2010, the KCC announced its decision to allocate 20 MHz of bandwidth in the 900 MHz spectrum to us, which became effective in July 2011, for which we are required to pay a portion of the actual sales generated from using the bandwidth in the 900 MHz spectrum during the license period of 10 years as a usage fee for the bandwidth, as well as a portion of expected sales that was determined by the KCC at the time of allocation. In June 2011, our right to use 40 MHz of bandwidth in the 1.8 GHz spectrum expired, and the KCC allocated back to us the right to use 20 MHz of such bandwidth in the 1.8 GHz spectrum upon expiration pursuant to our application, for which we are required to pay a portion of the actual sales generated from using the bandwidth in the 1.8 GHz spectrum during the license period of 10 years as a usage fee for the bandwidth, as well as a portion of expected sales that was determined by the KCC at the time of allocation.

In August 2011, the KCC auctioned the right to use the remaining 20 MHz of bandwidth in the 1.8 GHz spectrum that we relinquished, 10 MHz of additional bandwidth in the 800 MHz spectrum and 20 MHz of additional bandwidth in the 2.1 GHz spectrum. We acquired the right to use the 10 MHz of bandwidth in the 800 MHz spectrum, for which we are required to pay a total usage fee of ￦261 billion during the license period of 10 years, SK Telecom acquired the right to use the 20 MHz of bandwidth in the 1.8 GHz spectrum and LG U+ acquired the right to use the 20 MHz of bandwidth in the 2.1 GHz spectrum. We began using the 20 MHz of bandwidth in the 1.8 GHz spectrum, which became available upon termination of our 2G services, to provide our 4G LTE services starting in January 2012, and also began using the 20 MHz of bandwidth in the 900 MHz spectrum to provide our 4G LTE services starting in September 2013. We expect to utilize the newly allocated bandwidth in the 800 MHz spectrum to further expand our 4G LTE services in the future, if necessary.

In August 2013, the Ministry of Science, ICT and Future Planning further auctioned 50 MHz of bandwidth in the 1.8 GHz spectrum, which had been used by governmental entities such as the military, and 80 MHz of bandwidth in the 2.6 GHz spectrum, which had been used for digital multimedia broadcasting services. We acquired the right to use 15 MHz of bandwidth in the 1.8 GHz spectrum, for which we are required to pay a total usage fee of approximately ￦900 billion during a license period of eight years. SK Telecom acquired the right to use 35 MHz of bandwidth in the 1.8 GHz spectrum and LG U+ acquired the right to use 40 MHz of bandwidth in the 2.6 GHz spectrum. Acquiring the right to use additional bandwidth in the 1.8 GHz spectrum has enabled us to provide Wideband LTE services beginning in September 2013, as 15 MHz of the newly acquired bandwidth in the 1.8 GHz spectrum was adjacent to our existing 20 Mhz of bandwidth in the 1.8 GHz spectrum.

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

The telecommunications industry is characterized by continual advances and improvements in telecommunications technology, and we have been continually researching and implementing technology upgrades and additional telecommunication services to maintain our competitiveness. For example, in March 2005, we acquired a license to provide wireless broadband Internet access (or WiBro) service for ￦126 billion, and commercially launched our service in June 2006. We completed the upgrade of our 4G WiBro network and expanded our WiBro service coverage to 84 cities nationwide and major highways in March 2011, which we believe allows us to provide WiBro services at speeds that are approximately three times faster than our previous 3G network at a lower cost, and had approximately 845,000 subscribers as of December 31, 2013. The number of our WiBro subscribers decreased in 2013 compared to 2012, as more WiBro subscribers chose to access the internet using our 4G LTE network rather than WiBro following the introduction and proliferation of 4G LTE services during 2012 and 2013. Furthermore, we focused our subscriber retention efforts during 2013 on our mobile subscribers rather than our WiBro subscribers. We are also upgrading our broadband network to enable FTTH connection, which enhances data transmission speed and connection quality. FTTH is a telecommunication architecture in which a communication path is provided over optical fiber cables extending from the telecommunications operator’s switching equipment to the boundary of home or office. FTTH uses fiber optic cable, which is able to carry a high-bandwidth signal for longer distances without degradation. FTTH also enables us to deliver digital media content, such as IP-TV, with higher stability.

In addition, we have been building more advanced mobile telecommunications networks based on LTE technology, which is generally referred to as 4G technology, and commenced providing commercial 4G LTE services in the Seoul metropolitan area on January 3, 2012. We completed the expansion of our 4G LTE service coverage nationwide in October 2012. Several wireless carriers in the United States, Europe and Asia commenced LTE services in recent years and LTE technology is currently widely accepted as the standard 4G technology. LTE technology enables data to be transmitted faster than W-CDMA, up to 150 Mbps for downloading and up to 50 Mbps for uploading. We believe that the faster data transmission speed of the LTE network, combined with our existing 4G nationwide WiBro network, allows us to offer significantly improved wireless data transmission services with faster wireless access to multimedia content. No assurance can be given that our new services will gain broad market acceptance such that we will be able to derive revenues from such services to justify the license fee, capital expenditures and other investments required to provide such services.

We may not be able to successfully pursue our strategy to acquire businesses and enter into joint ventures that complement or diversify our current business, and we may need to incur additional debt to finance such expansion activities.

One key aspect of our overall business strategy calls for acquisitions of businesses and entering into joint ventures that complement or diversify our current business. In October 2011, we, through our subsidiary KT Capital Co., Ltd., acquired 1,622,520 common shares of BC Card Co., Ltd. to further diversify our business and to create synergies through utilization of our mobile telecommunications network in financial services. We acquired an additional 1,349,920 common shares of BC Card Co., Ltd. in January 2012 for approximately ￦287 billion, and owned a 69.54% interest in BC Card Co., Ltd. as of December 31, 2013. In January 2011, we acquired 5,600,000 shares of redeemable convertible preferred stock with voting rights and convertible bonds that were convertible into 5,600,000 shares of common stock of KT Skylife Co., Ltd., a provider of satellite TV service which may also be packaged with our IP-TV services, from Dutch Savings Holdings B.V. for approximately ￦246 billion. We exercised the conversion rights on the redeemable convertible preferred stock and the convertible bonds in March 2011, and owned a 50.1% interest in KT Skylife Co., Ltd. as of December 31, 2013.

While we plan to continue our search for other suitable acquisition and joint venture opportunities, we cannot provide assurance that we will be able to identify additional attractive opportunities or that we will successfully complete the transactions, without encountering administrative, technical, political, financial or other difficulties, or at all. Even if we were to successfully complete the transactions, success of an acquisition or a joint venture depends largely on our ability to achieve the anticipated synergies, cost savings and growth opportunities from integrating the business of the acquired company or the joint venture with our business. There can be no assurance that we will achieve the anticipated benefits of the transaction, which may adversely affect our business, financial condition and results of operations.

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

We also negotiate collective bargaining agreements every two years with our labor union and annually negotiate a wage agreement. Our current collective bargaining agreement expires on May 23, 2015. Although we have been able to reach collective bargaining agreements and wage agreements with our labor union in recent years, there can be no assurance that we will not experience labor disputes and unrests resulting from disagreements with the labor union in the future.

The Korean telecommunications and Internet protocol broadcasting industries are subject to extensive Government regulations, and changes in Government policy relating to these industries could have a material adverse effect on our operations and financial condition.

The Government, primarily through the Ministry of Science, ICT & Future Planning (the “MSIP”) (ICT standing for Information & Communication Technology) and the KCC, has authority to regulate the telecommunications industry. Until March 2013, regulation of the telecommunications industry had mainly been the responsibility of the KCC. With the establishment of the newly created MSIP on March 23, 2013, however, such regulatory responsibility has mostly been transferred to the MSIP. The MSIP’s policy is to promote competition in the Korean telecommunications markets through measures designed to prevent the dominant service provider in any such market from exercising its market power in such a way as to prevent the emergence and development of viable competitors.

Under current Government regulations, if a network service provider has the largest market share for a specified type of service and its revenue from that service for the previous year exceeds a specific revenue amount set by the MSIP, it must obtain prior approval from the MSIP for the rates and the general terms for that service. Each year the MSIP designates service providers the rates and the general terms of which must be approved by the MSIP. In recent years, the KCC had so designated us for local telephone service and SK Telecom for mobile service, and the MSIP, in consultation with the Ministry of Strategy and Finance, currently approves rates charged by us and SK Telecom for such services.

The MSIP currently does not regulate our domestic long-distance, international long-distance, broadband internet access and mobile service rates, but the inability to freely set our local telephone service rates may hurt profits from such business and impede our ability to compete effectively against our competitors. See “Item 4. Information on the Company—Item 4.B. Business Overview—Regulation—Rates.” The form of our standard agreement for providing local network service and each agreement for interconnection with other service providers are also subject to approval by the MSIP. In addition, the MSIP may periodically announce public policy guidelines or suggestions that we take into consideration in setting our tariff for non-regulated services. In June 2011, upon recommendation of the KCC, SK Telecom announced tariff reduction measures, including a reduction of the monthly fee by ￦1,000 for every subscriber, an exemption of usage charges for short text message service, or SMS, up to 50 messages per month and the introduction of flexible service plans for smartphone users. In August 2011, after discussions with the KCC, we announced the adoption of various tariff reduction measures, including a reduction of the monthly fee by ￦1,000 for every mobile subscriber (effective October 21, 2011), an exemption of usage charges for SMS, of up to 50 messages per month (effective November 1, 2011) and the introduction of customized flat rate plans for smartphone users (effective October 24, 2011). The MSIP, which took over the KCC’s tariff regulation function in March 2013, is planning to gradually reduce and abolish activation fees by 2015. Pursuant to this policy objective, the MSIP discussed with us, LG U+, and SK Telecom gradually reducing and abolishing activation fees and as a result of the discussions, in August 2013, we, LG U+ and SK Telecom reduced activation fees by 40%. We reduced our activation fee by ￦9,600 (from ￦24,000 to ￦14,400) and SK Telecom and LG U+ reduced their activation fee by ￦15,840 (from ￦39,600 to ￦23,760) and ￦12,000 (from ￦30,000 to ￦18,000), respectively. On January 1, 2014, the MSIP announced its plans to further reduce activation fees in the second half of 2014 so that such fees would be reduced to 50% of the current fee levels, and we expect the remaining activation fees to be abolished by 2015. There can be no assurance that we will not adopt other tariff-reducing measures in the future to comply with the Government’s public policy guidelines or suggestions.

Based on investigations conducted in December 2012 and January 2013, the KCC imposed a combined fine of approximately ￦12 billion on SK Telecom, LG U+ and us in January 2013 (our fine being approximately ￦2.9 billion), for providing subsidies that were higher than those allowed under current regulations to new mobile phone purchasers and subscribers, and also imposed temporary suspensions from recruiting new subscribers ranging from 20 days to 24 days. In March 2013, the KCC again imposed a combined fine of approximately ￦5 billion on SK Telecom, LG U+ and us (our fine being approximately ￦1.6 billion) for continuing to offer subsidies during the suspension period. In July 2013, the KCC imposed a combined fine of approximately ￦67 billion on SK Telecom, LG U+ and us (our fine being approximately ￦20 billion) and also imposed a seven day suspension on us from recruiting new subscribers, also in connection with providing excessive handset subsidies to new subscribers. In December 2013, the KCC again imposed a combined fine of approximately ￦106 billion on SK Telecom, LG U+ and us (our fine being approximately ￦30 billion), which is the largest fine ever imposed by the KCC on local mobile operators for providing excessive subsidies to new subscribers. On March 7, 2014, the MSIP imposed a temporary suspension on us for 45 days (from March 13, 2014 to April 26, 2014), SK Telecom for 45 days (from April 5, 2014 to May 19, 2014), and LG U+ for 45 days (from March 13, 2014 to April 4, 2014 and again from April 27, 2014 to May 18, 2014) from recruiting new subscribers as a result of continuing to offer excessive handset subsidies to new subscribers, despite the order from the KCC prohibiting such subsidies. Additionally, the MSIP announced that it plans to bring criminal charges with fines of up to ￦150 million and imprisonment of less than three years against any carrier and responsible personnel that fails to adhere to the suspension or continues to offer illegal subsidies after the suspension is completed.

President Park Geun-hye, who took office on February 25, 2013 as the 18th President of Korea, announced that the new Government will work toward reducing telecommunications service charges and promoting transparency in the decision making of telecommunications service providers. Accordingly, the new Government has set detailed policy objectives to (1) gradually reduce and abolish activation fees by 2015, (2) expand mobile virtual network operator and mobile voice over Internet protocol (“m-VoIP”) service, (3) intensify regulations on handset subsidies and (4) construct a data-based tariff system. If the new Government goes forward with its new telecommunications policy, it will increase competition among wireless service providers and our business and our profitability may be adversely affected.

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

We also plan to put more focus on the Internet protocol (or IP) media market, and we began offering IP-TV services in November 2008. IP-TV is a service which combines video-on-demand services with real-time high definition broadcasting via broadband networks. The MSIP and the KCC have the authority to regulate IP-TV services. Under the Internet Multimedia Broadcasting Business Act, anyone intending to engage in the IP-TV services business must first obtain a license from the MSIP. Moreover, anyone intending to provide contents focused on news or contents that generally combine news, culture entertainment, and any other similar contents with IP-TV providers, must obtain approval from the KCC. Furthermore, anyone intending to provide contents relating to the introduction of consumer products and other similar marketing content with IP-TV providers must obtain additional approval from the MSIP. In addition, KT Skylife Co. (formerly Korea Digital Satellite Broadcasting Co., Ltd.), which became our consolidated subsidiary starting in January 2011, offers satellite TV services, which may also be packaged with our IP-TV services. KT Skylife is also subject to regulation by the MSIP and the KCC pursuant to the Korea Broadcasting Act.

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

The Monopoly Regulation and Fair Trade Act provides for various regulations and restrictions on large business groups enforced by the Korea Fair Trade Commission. The Korea Fair Trade Commission designated us as a large business group under the Monopoly Regulation and Fair Trade Act on April 1, 2002. Our business relationships and transactions with our subsidiaries, affiliates and other companies within the KT group are subject to ongoing scrutiny by the Fair Trade Commission as to, among other things, whether such relationships and transactions constitute undue financial support among companies of the same business group. We are also subject to the fair trade regulations limiting debt guarantees for other domestic member companies of the same group and cross-shareholdings among domestic member companies of the same group. Additionally, we are subject to a prohibition, in effect since July 25, 2014, against circular shareholding among any three or more entities within our business group. Any future determination by the Korea Fair Trade Commission that we have engaged in transactions that violate the fair trade laws and regulations may result in fines or other punitive measures and may have a material adverse effect on our reputation and our business.

The reported investigations of and any adverse publicity associated with Mr. Suk-Chae Lee, our former Chief Executive Officer, and our other former executive officers or directors could have a material adverse effect on our business, reputation and stock price.

On November 12, 2013, Mr. Suk-Chae Lee resigned from his position as the president and chief executive officer of KT Corporation following the investigation by prosecutors for alleged embezzlement and breach of fiduciary duty. A warrant for Mr. Lee’s arrest and detainment was submitted for approval to the Seoul Central District Court on January 2, 2014, but was denied on January 15, 2014, due to lack of ascertainable evidence for his arrest. On April 15, 2014, the Seoul Central District prosecutor’s office charged Mr. Lee with embezzlement and breach of fiduciary duty, and also charged Mr. Il Yung Kim, our former non-independent director and former president of the KT Corporate Center, as a co-conspirator in the breach of fiduciary duty by Mr. Lee. On April 16, 2014, the Seoul Central District prosecutor’s office also arrested Mr. Yu-Yeol Seo, our former president of Home Business Group, for his alleged participation in Mr. Lee’s embezzlement. The investigations against these former employees are still ongoing, and we cannot be certain at this time what the outcome will be. However, there can be no assurance that any further developments in these investigations will not adversely affect our business or cause our stock price to decline.

The reported investigation of and any adverse publicity associated with one of our subsidiaries could have a material adverse effect on our business, reputation and stock price.

An employee of KT ENS and several companies, some of which are KT ENS’s subcontractors, allegedly worked together to forge documents, including a forged proof of accounts receivable, to incur borrowings, of which ￦290 billion remains unpaid, from 16 Korean banks since 2008 in over 460 transactions, which were allegedly secured by the forged accounts receivable and endorsed by KT ENS. KT ENS’s management neither had knowledge of nor approved such transactions. On February 11, 2014, police raided the offices of the subcontractors in connection with their investigation of the loans. Upon discovery of the incident, KT ENS immediately suspended the employee in question without pay, pending the results of the investigations for any further disciplinary actions. The employee and seven other persons are currently under arrest, and authorities believe that some of these subcontractors have since fled Korea with a large portion of the borrowed money. The banks are demanding that KT ENS, and possibly KT Corporation, be held liable for the repayment of the loans. However, KT ENS and KT Corporation disclaim any responsibility for the employee’s personal misconduct and these transactions, and believe that the banks should be held responsible for failing to detect the fraud while screening the loan applications, given the lack of a board resolution in connection with such sizable loans, as well as the fact that the seal used in connection with the loans bore KT ENS’s former name, KT Networks, and is no longer legally effective.

On March 12, 2014, KT ENS filed for court receivership with the Seoul Central District Court, based on its inability to pay approximately ￦49 billion in commercial paper that became due after early redemption rights were exercised. The commercial paper had been issued in connection with construction of a solar power plant by a contractor of the project and guaranteed by KT ENS. KT ENS faced difficulties in preventing such exercise of redemption rights following the above incident, and we declined to provide additional financial support to KT ENS to repay the redeemed commercial paper. While KT ENS’s filing for court receivership is unlikely to have a material impact on our results of operations or financial condition on a consolidated basis, as KT ENS’s revenue for 2013 was approximately 2.0% of our consolidated revenues for 2013, any future legal proceedings against KT ENS and/or us may lead to significant losses. Such losses, as well as any adverse publicity associated with the incident, could have a material adverse effect on our business, reputation and stock price.

The data breach incidents involving us in recent years have resulted in government investigations and private litigation, and if our efforts to protect the personal information of our subscribers are unsuccessful, future issues may result in further government enforcement actions and private litigation and may significantly impact our results of operation and reputation.

The nature of our business involves the receipt and storage of personal information of our subscribers. The uninterrupted operation of our information systems and confidentiality of the customer information that resides in such systems are critical to our successful operations. As such, we have a program in place to detect and respond to data security incidents. However, even though we may take all steps we believe are necessary to protect personal information, hardware, software or applications we develop or procure from third parties may contain defects in design or manufacture or other problems that could unexpectedly compromise information security. Unauthorized parties may also attempt to circumvent our security measures to gain access to our systems or facilities through fraud, trickery or other forms of deceiving our employees, contractors and temporary staff. In addition, because the techniques used to obtain unauthorized access or sabotage systems change frequently and may be difficult to detect for long periods of time, we may be unable to anticipate these techniques or implement adequate preventive measures.

For example, in July 2012, the police arrested two individuals in connection with the alleged theft of personal account information relating to approximately 8.7 million of our mobile phone subscribers. The individuals in question stole personal information through a series of hackings starting from February 2012 into our New Service and Technology Evolution Program (“N-STEP”), our mobile customer information system. Since the incident, approximately 30,000 mobile phone subscribers filed lawsuits against us in connection with the N-STEP hackings, alleging that we failed to protect their personal information, and are seeking a total of approximately ￦15 billion in damages. The trials are currently ongoing at various district courts.

Furthermore, in March 2014, the police arrested three individuals in connection with their alleged theft of personal information relating to approximately 9.8 million of our subscribers. The individuals in question stole the personal information of our subscribers through a series of hackings into our main homepage starting from February 2014. On March 19, 2014, approximately 100 individuals collectively filed a lawsuit against us in Seoul Central District Court, seeking damages of approximately ￦200,000 per person. According to news reports, several other subscribers and third party organizations have filed lawsuits against us in connection with the incident, which we are not yet able to confirm as we have not yet received any official notice from the courts regarding these additional lawsuits. As part of an ongoing public-private task force investigation into the recent hacking incidents, the MSIP announced in March 2014 that it confirmed that hackers accessed our websites more than 12 million times using automated hacking programs in the three months prior to the announcement. On March 17, 2014, the KCC announced and the MSIP further announced that we may be fined up to ￦100 million in light of the most recent hacking incident.

We are unable to predict with any degree of certainty the outcome of these incidents at this time, including the scope of investigations or the maximum potential exposure. However, if we experience additional significant data security breaches or fail to detect and appropriately respond to significant data security breaches, we could be subject to additional government enforcement actions, regulatory sanctions and litigation in the future. In addition, our mobile phone subscribers could lose confidence in our ability to protect their information, which could cause them to discontinue using our services altogether. Furthermore, adverse final determinations, decisions or resolutions in such matters could encourage other parties to bring related claims and actions against us. Accordingly, the outcome of these incidents may materially and adversely impact our business, reputation, results of operations and financial condition.

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

Substantially all of our revenues are denominated in Won. Depreciation of the Won may materially affect the results of our operations because, among other things, it causes an increase in the amount of Won required by us to make interest and principal payments on our foreign-currency-denominated debt, the costs of telecommunications equipment that we purchase from overseas sources, net settlement payments to foreign carriers and certain payments related to our derivative instruments entered into for foreign exchange risk hedging purposes. Of the ￦8,490 billion total principal amount of long-term borrowings (less current portion) outstanding as of December 31, 2013, ￦1,726 billion was denominated in foreign currencies with an average weighted interest rate of 3.52%. The interest rates of such long-term debt (less current portion) denominated in foreign currencies ranged from 0.59% (Japanese Yen 5 billion bond issued in 2013) to 6.50% (for US$100 million fixed rate notes due 2034 issued under our medium-term note program). Upon identification and evaluation of our currency risk exposures, we, having considered various circumstances, enter into derivative financial instruments to try to manage some of such risks. Although the impact of exchange rate fluctuations has in the past been partially mitigated by such strategies, our results of operations have historically been affected by exchange rate fluctuations and there can be no assurance that such strategies will be sufficient to reduce or eliminate the adverse impact of such fluctuations in the future. See “Item 3. Key Information—Item 3.A. Select Financial Data—Exchange Rate Information”, “Item 5. Operating and Financial Review and Prospects—Item 5.B. Liquidity and Capital Resources” and “Item 11. Quantitative and Qualitative Disclosures About Market Risk—Interest Rate Risk.”

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

In recent years, adverse conditions and volatility in the worldwide financial markets, fluctuations in oil and commodity prices and the general weakness of the U.S. and global economy have contributed to the uncertainty of global economic prospects in general and have adversely affected, and may continue to adversely affect, the Korean economy. The value of the Won relative to major foreign currencies in general and the U.S. dollar in particular has also fluctuated widely. See “Item 3.A. Selected Financial Data—Exchange Rates.” A depreciation of the Won increases the cost of imported goods and services and the Won revenue needed by Korean companies to service foreign currency denominated debt. An appreciation of the Won, on the other hand, causes export products of Korean companies to be less competitive by raising their prices in terms of the relevant foreign currency and reduces the Won value of such export sales. Furthermore, as a result of adverse global and Korean economic conditions, there has been an overall decline and continuing volatility in the stock prices of Korean companies. The Korea Composite Stock Price Index, or KOSPI, declined from 1,897.1 on December 31, 2007 to 938.8 on October 24, 2008. While the KOSPI has recovered since 2008, closing at 1,969.3 on April 28, 2014, there is no guarantee that the stock prices of Korean companies will not decline again in the future. Future declines in the KOSPI and large amounts of sales of Korean securities by foreign investors and subsequent repatriation of the proceeds of such sales may continue to adversely affect the value of the Won, the foreign currency reserves held by financial institutions in Korea, and the ability of Korean companies to raise capital. Any future deterioration of the Korean or global economy could adversely affect our business, financial condition and results of operations.

Developments that could have an adverse impact on Korea’s economy in the future include:

•	difficulties in the financial sectors in Europe and elsewhere and increased sovereign default risks in selected countries and the resulting adverse effects on the global financial markets;

•	timing and potential economic impact of a future scale-down by the U.S. Federal Reserve of its “quantitative easing” stimulus program;

•

adverse changes or volatility in foreign currency reserve levels, commodity prices (including oil prices), exchange rates (including fluctuation of the U.S. dollar or Japanese Yen exchange rates or revaluation of the Chinese Renminbi), interest rates, inflation rates or stock markets;

•	increasing levels of household debt;

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

In addition, there have been heightened security concerns in recent years stemming from North Korea’s nuclear weapon and long-range missile programs as well as its hostile military actions against Korea. Some of the significant incidents in recent years include the following:

•

In April 2013, North Korea blocked access to the inter-Korean industrial complex in its border city of Gaeseong to South Koreans, while the U.S. deployed nuclear-capable stealth bombers and destroyers to Korean air and sea space;

•

In March 2013, North Korea stated that it had entered “a state of war” with Korea, declaring the 1953 armistice invalid, and put its artillery at the highest level of combat readiness to protest the Korea-United States allies’ military drills and additional sanctions imposed on North Korea for its missile and nuclear tests;

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

In the event that any foreigner or foreign government acquires our shares in violation of the above provisions, such foreign shareholder may not be able to exercise voting rights with respect to common shares exceeding such threshold. The MSIP may also order us or the foreign shareholder to take corrective measures in respect of the excess shares within a specified period of six months or less. See “Item 10. Additional Information—Item 10.B. Memorandum and Articles of Association.”

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

Before December 1991, we were the sole provider of local, domestic long-distance and international long-distance telephone services in Korea. The Government began to introduce competition in the telecommunications services market in the early 1990’s. As a result, including ourselves, there are currently three local telephone service providers, five domestic long-distance carriers and numerous international long-distance carriers (including voice resellers) in Korea. In addition, the Government awarded licenses to several service providers to promote competition in other telecommunications business areas such as mobile telephone services and data network services. In June 2009, KTF, a subsidiary providing mobile telephone services, merged into KT Corporation, with KT Corporation surviving the merger, with the objective of maximizing management efficiencies of our fixed-line and mobile telecommunications operations as well as more effectively responding to the convergence trends in the telecommunications industry. See “Item 4.B. Business Overview—Competition.”

Our legal and commercial name is KT Corporation. Our principal executive offices are located at 90, Buljeong-ro, Bundang-gu, Seongnam-si, Gyeonggi-do, Korea, and our telephone number is (8231) 727-0150.

Item 4.B.  Business Overview

We are the leading telecommunications service provider in Korea and one of the largest and most advanced in Asia. As an integrated telecommunications service provider, our principal services include:

•	mobile telecommunications services;

•	telephone services, including local, domestic long-distance and international long-distance fixed-line and VoIP telephone services and interconnection services to other telecommunications companies;

•	broadband Internet access service and other Internet-related services, including IP-TV services;

•	credit card processing and other financial services through KT Capital Co., Ltd. and BC Card Co., Ltd.;

•	automobile rental services through KT Rental Co., Ltd.; and

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

Leveraging on our dominant position in the fixed-line telephone services market and our established customer base in Korea, we have successfully pursued new growth opportunities during the past decade and obtained strong market positions in each of our principal lines of business. In particular:

•	in the mobile services market in Korea, we achieved a market share of 30.1% with approximately 16.5 million subscribers as of December 31, 2013;

•

in the fixed-line telephone services market in Korea, we continue to be the dominant provider with approximately 24.3 million installed lines, of which 14.0 million lines were in service as of December 31, 2013. As of such date, our market share of the local market was 81.6% and our market share of the domestic long-distance market was 79.1%;

•	we are Korea’s largest broadband Internet access provider with 8.1 million subscribers as of December 31, 2013, representing a market share of 43.1%; and

•	we are also the leading provider of data communication services in Korea.

For the year ended December 31, 2013, our operating revenues were ￦24,058 billion, our loss for the period was ￦88 billion and our basic loss per share was ￦779. As of December 31, 2013, our total assets were ￦34,850 billion, total liabilities were ￦22,013 billion and total equity was ￦12,837 billion.

Business Strategy

We believe the telecommunications market in Korea is nearing saturation, despite certain areas of growth remaining due to Korea’s growing economy, consumers’ willingness to adopt new technologies, relatively high income and a relatively large middle class. To maintain our competitiveness, we believe we need to pursue growth in other areas, while maintaining our strength in existing businesses. In order to enhance the management efficiencies of our mobile and fixed-line telecommunications operations as well as more effectively respond to the convergence trends in the telecommunications industry, KTF merged into KT Corporation in June 2009, with KT Corporation surviving the merger. In 2014, we restructured our organization into four business groups, the Marketing Group, the Customer Group, the Global & Enterprise Group and the Future Convergence Strategy Group, so that we may achieve higher synergies, more effectively address differing needs of our customer segments, as well as strengthen our competitiveness and discover new growth opportunities. As part of our efforts to improve our operational efficiencies, we announced on April 8, 2014 that we will transfer any operations relating to fixed-line sales activities (including on-site sales, line activation, after service, and customer center operations) to our subsidiaries.

We also established subsidiaries to oversee our media contents, satellite and real estate operations, and expanded the number of specialized employees for each business, to further strengthen such operations and to pursue strategic alliances with other global corporates. To seek further growth in a stagnant telecommunications market, we aim to become a global media distribution company, and utilizing our synergies, we intend to focus on developing the media contents, finance, security and automobile rental business and the expanding convergence market, as well as diversifying our portfolio into the advertising, education, health care and energy industries. Using our strong fixed-line/wireless and clouding technologies, we also aim to contribute to a global market environment for active distribution of media contents, applications and solutions. Consistent with our overall goals, we aim to pursue the following strategy for our business groups:

•

Marketing Group. Through our Marketing Group, we aim to expand our telecommunication and convergence operations by (i) improving our fixed-line and wireless telecommunication market shares and average revenue per user, (ii) developing business strategies and plans specifically related to telecommunications and convergence, (iii) strengthening our competitiveness over products, customer service and other related services and (iv) developing and executing efficient marketing strategies. We also focus on expanding our wireless data communication business to meet the rising demand for broadband Internet access using advanced wireless data communications devices such as smartphones. We are working closely with handset manufacturers to expand our offerings of smartphones and handsets designed to promote convergence of fixed-line and mobile telecommunications services, as well as promote development of various applications for such devices.

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

•

Future Convergence Strategy Group. Due to the saturation within the Korean telecommunication market and limitations on growth in the traditional telecommunications services market, through our Future Convergence Strategy Group, we aim to concentrate our existing business capabilities in discovering new growth opportunities and expand our telecommunication capabilities.

The Telecommunications Industry in Korea

The Korean telecommunications industry is one of the most developed in Asia. According to the MSIP, the number of mobile subscribers in Korea was 54.7 million and the number of broadband Internet access subscribers in Korea was 18.7 million as of December 31, 2013. As of December 31, 2013, the mobile penetration rate, which is calculated by dividing the number of mobile subscribers (including multiple counting of those who subscribe to more than one mobile service) by the population of Korea, was 106.9%, and the broadband Internet penetration rate, which is calculated by dividing the number of broadband Internet access service subscribers (including multiple counting of those who subscribe to more than one broadband Internet access service) by the number of households in Korea, was 102.9%.

Mobile Telecommunications Service Market

The Korean cellular market was formally established in 1984 when SK Telecom, formerly Korea Mobile Telecom, became the first mobile telephone operator in Korea. SK Telecom remained the only cellular operator in Korea until Shinsegi Telecom began service in 1994. In order to encourage further market growth and competition, the Government awarded three 2G licenses in June 1996. KTF was awarded a license alongside LG U+ and Hansol M.com, and commercial 2G service was launched in October 1997.

Since the introduction of three new operators in 1997, the Korean mobile market has undergone consolidation and significant growth. Following SK Telecom’s purchase of a controlling stake in Shinsegi, we acquired a 47.9% interest in Hansol M.com in 2000 and renamed the company KT M.com. KT M.com merged into KTF in May 2001 and Shinsegi merged into SK Telecom in January 2002. In June 2009, KTF merged into KT Corporation, with KT Corporation surviving the merger. KT Corporation and SK Telecom offer third-generation, high-capacity HSDPA-based IMT-2000 wireless Internet and video multimedia communications services that use significantly greater bandwidth capacity. In July 2011, SK Telecom and LG U+ began offering fourth-generation communications services based on LTE technology, which enables data transmission at a speed faster than W-CDMA or WiBro networks, and we began our 4G LTE services in January 2012. Additionally, in September 2013, we commenced providing wideband LTE services, which utilizes our adjoining 20 MHz of bandwidths in the 1.8 GHz spectrum to provide transmission speed of up to 150 Mbps, twice faster than those offered under standard LTE services. SK Telecom also began providing its wideband LTE services in September 2013 and LG U+ commenced providing its wideband LTE services in January 2014. As of March 1, 2014, our wideband LTE services covered five metropolitan cities in Korea, and we expect to expand our wideband LTE services to all of Korea by July 2014. As of December 31, 2013, the number of our LTE subscribers exceeded 7.8 million. Furthermore, in March 2014, we commercialized Wideband LTE-A services, which interconnects our 20 MHz of bandwidth in the 1.8 GHz spectrum used to offer wideband LTE services with the 10 MHz of bandwidth in the 900 MHz spectrum used to offer standard LTE services by utilizing inter-band carrier aggregation technology to support transmission speed of up to 225 Mbps.

On April 2, 2014, LG U+ launched Korea’s first unlimited mobile service package, offering mobile subscribers with unlimited voice calls, text messaging, and LTE data at fees between ￦80,000 to ￦85,000 per month. Commencing on April 3, 2014, SK Telecom launched three different types of unlimited LTE data plans, which provide mobile subscribers with unlimited amounts of LTE data, voice calls, and text massaging. On April 7, 2014, we began offering mobile subscribers with unlimited LTE data, voice calls, and text messaging packages at fees of ￦70,000 per month. We believe that the continuing intense competition among major telecommunications operators in Korea and the resulting pressure on our fees, including from offerings of unlimited usage plans, may have a material adverse impact on our results of operations.

The table below gives the subscription and penetration information of the mobile telecommunications industry for the periods indicated:

	As of December 31,
	2009	2010	2011	2012	2013
Total Korean Population (1)	49,773	50,516	50,734	50,948	51,141
Mobile Subscribers (2)	47,944	50,767	52,507	53,624	54,681
Mobile Subscriber Growth Rate	5.1%	5.9%	3.4%	2.1%	2.0%
Mobile Penetration (3)	96.3%	100.5%	103.5%	105.3%	106.9%

(1)	In thousands, based on the number of registered residents as published by the Ministry of Security and Public Administration of Korea.

(2)	In thousands, based on information announced by the KCC.

(3)	Penetration is determined by dividing mobile subscribers by total Korean population.

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

In recent years, broadband Internet access service providers and mobile telecommunications service providers have focused their attention on providing wireless Internet connection capabilities. They have introduced wireless LAN service with speed of up to 300 Mbps, which is designed to integrate fixed-line and wireless services by offering high speed wireless Internet access to laptops, PDAs and smartphones in hot-spot zones and at home. Some service providers have also developed wireless Internet networks to provide WiBro service, which enables two-way wireless broadband Internet access to portable computers, mobile phones and other portable devices at a speed averaging 3 Mbps.

Our Services

Mobile Service

We provide mobile services based on W-CDMA technology and LTE technology. Prior to the merger of KTF into KT Corporation, we provided such services through KTF, which was formerly a consolidated subsidiary. KTF obtained one of the three licenses to provide nationwide 2G service in June 1996 and began offering 2G service in October 1997. In June 2009, KTF merged into KT Corporation, with KT Corporation surviving the merger, with the objective of maximizing management efficiencies of our fixed-line and mobile telecommunications operations as well as more effectively responding to the convergence trends in the telecommunications industry. We currently offer HSDPA-based IMT-2000 services, which are third-generation, high-capacity wireless Internet and video multimedia communications services based on W-CDMA wireless network standards. In January 2012, we also began offering 4G LTE services following the termination of our 2G services. We completed the expansion of our 4G LTE service coverage nationwide in October 2012 and commenced providing wideband LTE services in September 2013, and commercialized Wideband LTE-A services in March 2014, as discussed above.

Revenues related to mobile service accounted for 27.9% of our operating revenues in 2013. In addition, our goods sold, which are primarily from mobile handset sales, accounted for 16.9% of our operating revenues in 2013. The following table shows selected information concerning the usage of our network during the periods indicated and the number of our subscribers as of the end of such periods:

	As of or for the Year Ended December 31,
	2011		2012		2013
Outgoing Minutes (in millions)		36,102		34,520		34,164
Average Monthly Outgoing Minutes per Subscriber (1)		183		174		182
Average Monthly Revenue per Subscriber (2)	￦	34,379	￦	33,519	￦	35,236
Number of Subscribers (in thousands)		16,563		16,502		16,454

(1)	The average monthly outgoing minutes per subscriber is computed by dividing the total minutes of usage for the period by the weighted average number of subscribers for the period and dividing the quotient by the number of months in the period. The weighted average number of subscribers is the sum of the total number of subscribers at the end of each month divided by the number of months in the period.

(2)	The average monthly revenue per subscriber is computed by dividing initial activation fees, total monthly fees, usage charges, interconnection fees and value-added service fees for the period by the weighted average number of subscribers and dividing the quotient by the number of months in the period.

We compete with SK Telecom, a mobile service provider that has a longer operating history than us, and LG U+ that began its service at around the same time as KTF. As of December 31, 2013, we had approximately 16.5 million subscribers, or a market share of 30.1%, which was second largest among the three mobile service providers.

We market our mobile services primarily through independent exclusive dealers located throughout Korea. As of December 31, 2013, there were approximately 2,300 shops managed by our independent exclusive dealers. In addition to assisting new subscribers to activate mobile service and purchase handsets, authorized dealers are connected to our database and are able to assist customers with account information. Although most of these dealers sell exclusively our products and services, sub-dealers hired by exclusive dealers may sell products and services offered by other mobile telecommunications service providers. Authorized dealers are entitled to a commission for each new subscriber registered, as well as ongoing commissions for the first five years based primarily on the subscriber’s monthly fee, usage charges and length of subscription. The handsets sold by us to the dealers cannot be returned to us unless they are defective. If a handset is defective, it may be exchanged for a new one within 14 days from the date of purchase.

In response to the diversification of our customers’ demands and their increasing sophistication, we have also selectively engaged in opportunities to expand our internal sales channels in recent years. In 2007, we established a wholly-owned subsidiary, KT M&S Co., Ltd., that operates approximately 194 customer plazas that engage in mobile service sales activities as well as provide a one-stop shop for a wide range of other services and products that we offer. We also operate a website to promote and advertise our products and services to the general public and in particular to younger customers who are more familiar with the Internet.

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

Telephone Services

Fixed-line Telephone Services. We utilize our extensive nationwide telephone network to provide fixed-line telephone services, which consist of local, domestic long-distance, international long-distance services and land-to-mobile interconnection services. These fixed-line telephone services accounted for 12.4% of our operating revenues in 2013. Our telephone network includes exchanges, long-distance transmission equipment and fiber optic and copper cables. The following table gives some basic measures of the development of our telephone system. In recent years, the proliferation of mobile phones, as well as the availability of increasingly lower wireless pricing plans, some of which include unlimited voice minutes, have led to significant decreases in our domestic long-distance call minutes and local call pulses.

	As of or for the Year Ended December 31,
	2009	2010	2011	2012	2013
Total Korean population (thousands) (1)	49,773	50,516	50,734	50,948	51,141
Lines installed (thousands) (2)	25,907	25,524	23,925	25,242	24,264
Lines in service (thousands) (2)	17,069	16,620	15,900	15,121	14,032
Lines in service per 100 inhabitants (3)	34.3	32.9	31.3	29.7	27.4
Fiber optic cable (kilometers)	405,528	448,328	527,188	584,932	636,347
Number of public telephones installed (thousands)	144	123	111	101	94
Domestic long-distance call minutes (millions) (4) (5)	9,526	7,318	6,574	6,067	4,842
Local call pulses (millions) (4)	8,406	7,973	6,697	6,071	4,895

(1)	Based on the number of registered residents as published by the Ministry of Security and Public Administration of Korea.

(2)	Including lines used for public telephones but excluding lines dedicated to centralized extension system services for corporate subscribers.

(3)	Determined based on lines in service and total Korean population.

(4)	Excluding calls placed from public telephones.

(5)	Estimated by KT Corporation.

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

The following table shows the number of minutes of international long-distance calls recorded by us and specific service providers utilizing our international long-distance network in each specified category for each year in the five-year period ended December 31, 2013:

	Year Ended December 31,
	2009	2010	2011	2012	2013
	(In millions of billed minutes)
Incoming international long-distance calls	442.2	523.5	541.6	520.3	628.4
Outgoing international long-distance calls	325.9	325.1	332.1	289.7	244.2

Total	768.1	848.6	873.7	810.0	872.6

Japan (23.2%), China (15.3%) and the United States (11.5%) accounted for the greatest percentage of our international long-distance call traffic measured in minutes in 2013. In recent years, the volume of our incoming calls has exceeded the volume of our outgoing calls. The agreed settlement rate is applied to the call minutes to determine the applicable net settlement payment.

Interconnection. Under the Telecommunications Business Act, we are required to permit other service providers to interconnect to our fixed-line network. Currently, the principal users of this interconnection capacity include SK Broadband and LG U+ (offering local, domestic long-distance and international long-distance services), Onse and SK Telink (offering international and domestic long-distance services), and SK Telecom and LG U+ (transmitting calls to and from their mobile networks). Revenues from a landline user for a call initiated by a landline user to a mobile service subscriber (land-to-mobile interconnection) accounted for 2.3% of our operating revenues in 2013. We recognize as land-to-mobile interconnection revenue the entire amount of the usage charge collected from the landline user and recognize as an expense the amount of interconnection charge paid to the mobile service provider.

Internet phone services. The volume of calls made through Internet phone services has significantly increased since Internet phone service was first introduced in Korea in 1998. We provide Internet phone services that enable VoIP phone devices with broadband connection to make domestic and international calls. In order to differentiate our Internet phone services from our competitors’ services, we provide value-added services such as video communication, short message service, phone banking and a variety of traffic and local news information. As of December 31, 2013, we had approximately 3.5 million subscribers.

Internet Services

Broadband Internet Access Service. Leveraging on our nationwide network of 636,347 kilometers of fiber optic cable network, we have achieved a leading market position in the broadband Internet access market in Korea. We believe we have a competitive advantage over other broadband Internet access service providers because, unlike our competitors, we can utilize our existing networks nationwide to provide broadband Internet access service. Our broadband Internet access service accounted for 8.4% of our operating revenues in 2013. Our principal Internet access services include:

•	ADSL, VDSL, Ethernet and FTTH services under the “olleh Internet” brand name;

•

wireless LAN service (or WiFi) under the “ollehWiFi” brand name, which is designed to integrate fixed-line and wireless services by offering high speed wireless Internet access to laptops, PDAs and smartphones in hot-spot zones and olleh Internet service in fixed-line environments. OllehWiFi enables subscribers to access the Internet at a speed of up to 150 Mbps. We sponsored approximately 114,000 hot-spot zones nationwide for wireless connection as of December 31, 2013; and

•	olleh 4G WiBro Internet access service, which enables two-way wireless broadband Internet access to portable computers, mobile phones and other portable devices at a speed averaging 5 Mbps per user.

We had approximately 8.1 million fixed-line olleh Internet subscribers and approximately 142,000 ollehWiFi service subscribers as of December 31, 2013. We commercially launched our WiBro service in June 2006, and we had approximately 846,000 subscribers as of December 31, 2013. We also bundle our WiBro service with olleh Internet and ollehWiFi services at a discount in order to attract additional subscribers.

Our olleh Internet service utilizes ADSL technology, which is a technology that converts existing copper twisted-pair telephone lines into access paths for multimedia and high-speed data communications. ADSL transforms the existing public telephone network from one limited to voice, text and low-resolution graphics to a system capable of bringing multimedia to subscriber premises without new cabling. The asymmetric design optimizes the bandwidth by maximizing the downstream speed for downloading information from the Internet. While ADSL technology was commercially introduced after HFC-based technology, it has surpassed HFC to become the prevalent access platform in Korea. VDSL, ADSL-based technology with enhanced downstream speed, became commercialized in July

2002. We are currently upgrading our broadband network to enable FTTH connection, which further enhances data transmission speed of up to 100 Mbps and connection quality. FTTH is a telecommunication architecture in which a communication path is provided over optical fiber cables extending from the telecommunications operator’s switching equipment to the boundary of home or office. FTTH uses fiber optic cable, which is able to carry a high-bandwidth signal for longer distances without degradation. FTTH enables us to deliver enhanced products and services that require high bandwidth, such as IP-TV, and other digital media content with higher stability.

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

Other Internet-related Services. Our other Internet-related services focus primarily on providing infrastructure and solutions for business enterprises, as well as IP-TV and network portal services. Our other Internet-related services accounted for 4.1% of our operating revenues in 2013.

We operate seven Internet data centers located throughout Korea and provide a wide range of computing services to companies which need servers, storage and leased lines. Internet data centers are facilities used to house, protect and maintain network server computers that store and deliver Internet and other network content, such as web pages, applications and data. Our Internet data centers are designed to meet international standards, and are equipped with temperature control systems, regulated and reliable power supplies, fire detection and suppression equipment, security monitoring and wide-bandwidth connections to the Internet. Internet data centers allow corporations to outsource their application and server hardware management.

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

We also offer high definition video-on-demand and real-time broadcasting IP-TV services under the brand name “olleh TV.” Our IP-TV service offers access to an array of digital media contents, including movies, sports, news, educational programs and TV replay, for a fixed monthly fee or on a pay-per-view basis. Through a digital set-top box that we rent to our customers, our customers are able to browse the catalogue of digital media contents and view selected media streams on their television. A set-top box provides two-way communications on an IP network and decodes video streaming data. We expanded our IP-TV service to include real-time broadcasting in November 2008. We had 4.97 million olleh TV subscribers as of December 31, 2013.

Data Communications Service

Our data communications service involves offering exclusive lines that allow point-to-point connection for voice and data traffic between two or more geographically separate points. As of December 31, 2011, 2012 and 2013, we leased 286,302 lines, 246,951 lines and 235,147 lines to domestic and international businesses. The data communication service accounted for 5.0% of our operating revenues in 2013.

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

Financial Services

To further diversify our business and to create synergies through utilization of our mobile telecommunications network in financial services, we, through our subsidiary KT Capital Co., Ltd., acquired 1,622,520 additional shares of common stock of BC Card Co., Ltd. from Woori Bank for approximately ￦252 billion in October 2011. As we were deemed to have control over BC Card Co., Ltd., it became our consolidated subsidiary starting in October 2011. We acquired an additional 1,349,920 common shares of BC Card Co., Ltd. in January 2012 for approximately ￦287 billion, and owned a 69.54% interest in BC Card Co., Ltd. as of December 31, 2013. BC Card Co., Ltd. offers various credit card and related financial services. KT Capital had consolidated operating revenues of ￦3,317 billion and net income of ￦129 billion for the year ended December 31, 2013 and consolidated assets of ￦5,462 billion and liabilities of ￦4,759 billion as of December 31, 2013. In March 2014, the investment business division of KT Capital Co., Ltd., including 3,059,560 common shares of BC Card Co., Ltd. that KT Capital Co., Ltd. held, was spun off and merged into KT Corporation, to further strengthen the synergy between telecommunication and finance operations within the KT group and increase shareholder value. Financial Services accounted for 13.6% of our operating revenues in 2013.

Automobile Rental Services

We also operate KT Rental, a subsidiary that provides rental cars and equipment. In March 2010, MBK Partners, a private equity firm, and we jointly acquired Kumho Rent-A-Car Co., Ltd. from Korea Express Inc. for ￦263 billion, with each taking a 50% stake. Kumho Rent-A-Car was subsequently merged with the car rental business unit of KT Rental in June 2010. KT Rental became a consolidated subsidiary starting in 2012, as the restriction on our controlling power over KT Rental pursuant to a shareholders’ agreement was resolved as a result of the acquisition of KT Rental’s common stock by Hana Daetoo Securities Co., Ltd. and other investors from the then-second largest shareholder in July 2012. KT Rental operated approximately 91,700 vehicles as of December 31, 2013 and has a market share of 24.7% of the domestic car rental market in 2013. See Note 37 to the Consolidated Financial Statements. Automobile rental services accounted for 2.5% of our operating revenues in 2013.

Miscellaneous Businesses

We also engage in various business activities that extend beyond telephone services and data communications services, including satellite services, information technology and network services, real estate development, satellite TV services, with the consolidation of KT Skylife Co. starting in January 2011, and media contents business with the establishment of KT Media Hub Co., Ltd. in December 2012. As of December 31, 2013, KT Media Hub Co., Ltd. had revenues of ￦305 billion. Our miscellaneous businesses accounted for 9.2% of our operating revenues for 2013.

We provide transponder leasing, broadcasting, video distribution and data communications services through our satellites. We currently operate two satellites, Koreasat 5 and Koreasat 6 (also known as olleh 1), and own interests in two additional satellites, Koreasat 7 (also known as ABS-1) and Koreasat 8 (also known as ABS-2). In August 2006, we launched Koreasat 5 to replace Koreasat 2 (also known as Mugunghwa 2, launched in 1996 with a design life of ten years). Koreasat 5, a combined civil and governmental communications satellite, is the first Korean satellite to provide commercial satellite services to neighboring countries, and the service coverage area includes Korea, Japan, Taiwan, the Philippines, the eastern part of China and the far-eastern part of Russia. The design life of Koreasat 5 is 15 years, and it currently remains in operation.

We launched Koreasat 6 in December 2010, with a design life of 15 years, to replace Koreasat 3 (also known as Mugunghwa 3, launched in 1999 with a design life of 12 years). Koreasat 6 began its commercial operation in February 2011 and carries transponders that are mainly used for direct-to-home satellite broadcasting, video distributions and data communications services. Most of the direct-to-home satellite broadcasting transponders are utilized by KT Skylife Co. We also lease satellite capacity from other satellite operators to offer satellite services to both domestic and international customers. In August 2010, we procured from Asia Broadcast Satellite (“ABS”), a Hong Kong-based satellite operator, four transponders on the ABS-1 satellite and an additional eight transponders on the ABS-2 satellite in order to provide global satellite services. ABS-1 began its operations in September 2010 and ABS-2 launched its operations in February 2014. We sold to ABS the Mugunghwa 2 satellite in May 2010 and the Mugunghwa 3 satellite in September 2011 for a combined price of approximately ￦5 billion, as the satellites had reached the end of their design lives.

In December 2012, we spun-off our satellite service business by establishing KT Sat Co., Ltd., in an effort to enhance operational specialization and to foster management efficiency, enabling us to respond more promptly to the changing market environments and increasing competitiveness.

In December 2013, the MSIP declared that the contract over our sale of Mugunghwa 3 was null and void, on the grounds that the satellite was sold without obtaining proper government approval, and ordered us to take corrective measures. We are currently involved in arbitration proceedings against ABS at the International Court of Arbitration of the International Chamber of Commerce and the American Arbitration Association over the Mugunghwa 3 satellite ownership rights and contract violation claims.

We offer a broad array of integrated information technology and network services to our business customers. Our range of services include consulting, designing, building and maintaining systems and communication networks that satisfy the individual needs of our customers in the public and private sectors.

We own land and real estate in various locations nationwide. Technological developments have enhanced the coverage area of individual telecommunications facilities, which enable us to better utilize our existing land and other real estate holdings. In recent years, we have engaged in the planning and development of commercial and office buildings and condominiums on our unused sites, as well as in the leasing of buildings we own. We established KT Estate Inc. in August 2010 to oversee the planning, development and operation of our real estate assets, and established KT AMC, an asset management company, in September 2011 as a subsidiary of KT Estate Inc. to create additional synergies with our real estate assets. We made a contribution in-kind of ￦1,254 billion to KT Estate Inc. in December 2012 to further strengthen KT Estate’s competitiveness and to better utilize our assets.

To respond to the trend of convergence in the telecommunications and broadcasting industries, and to seek additional synergies with our existing operations, we acquired 5,600,000 shares of redeemable convertible preferred stock with voting rights and convertible bonds that were convertible into 5,600,000 shares of common stock of KT Skylife Co., Ltd. from Dutch Savings Holdings B.V. in January 2011 for approximately ￦246 billion. We exercised the conversion rights on the redeemable convertible preferred stock and the convertible bonds in March 2011, and owned a 50.1% interest in KT Skylife Co., Ltd. as of December 31, 2013. KT Skylife offers satellite TV services, which may also be packaged with our IP-TV services as further described below, and had consolidated operating revenues of ￦630 billion and net income of ￦73 billion for the year ended December 31, 2013 and consolidated assets of ￦685 billion and liabilities of ￦283 billion as of December 31, 2013.

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

Revenues and Rates

The table below shows the percentage of our revenues derived from each category of services for each of the years from 2011 to 2013:

	Year Ended December 31,
	2011	2012	2013
Mobile services	30.7%	26.7%	27.9%
Fixed-line telephone services:
Local service	10.3	8.2	7.7
Non-refundable service initiation fees	0.2	0.1	0.1
Domestic long-distance service	1.4	1.1	0.9
International long-distance service	1.8	1.6	1.4
Land-to-mobile interconnection	3.5	2.7	2.3

Sub-total	17.2	13.7	12.4

Internet services:
Broadband Internet access service	8.4	8.3	8.4
Other Internet-related services (1)	3.9	3.5	4.1

Sub-total	12.3	11.8	12.5

Goods sold (2)	19.8	18.6	16.9
Data communications service (3)	5.7	5.3	5.0
Financial services	4.5	13.5	13.6
Automobile rental services (4)	0.0	1.0	2.5
Miscellaneous businesses (5)	9.4	9.4	9.2

Operating revenues	100.0%	100.0%	100.0%

(1)	Includes revenues from services provided by our Internet data centers, Bizmeka and olleh TV.

(2)	Includes mobile handset sales.

(3)	Includes revenues from Kornet Internet connection service and satellite services.

(4)	KT Rental Co., Ltd. became our consolidated subsidiary starting in 2011. See Note 37 to the Consolidated Financial Statements.

(5)	Includes revenues from satellite services, information technology and network services and real estate development business.

Mobile Services

We derive revenues from mobile services principally from:

•	activation fees;

•	monthly fees;

•	usage charges for outgoing calls;

•	usage charges for wireless data transmission;

•	contents download fees; and

•	value-added monthly service fees.

We offer various rate plans, including those that offer a specified number of free airtime minutes per month in return for a higher monthly fee and those that are geared toward business customers. In September 2009, we reduced our activation fee for new subscribers by 20% from ￦30,000 to ￦24,000. In August 2013, we, SK Telecom, and LG U+ reduced the activation fee for new subscribers by approximately 40%. Our activation fee was reduced from ￦24,000 to ￦14,400, SK Telecom’s activation fee was reduced from ￦39,600 to ￦23,760, and LG U+’s activation fee was reduced from ￦30,000 to ￦18,000. On January 1, 2014, the MSIP announced its plans to further reduce activation fees in the second half of 2014 so that such fees would be reduced to 50% of the current fee levels, and we expect our remaining activation fees to be abolished by 2015. In August 2011, we announced the adoption of various tariff reduction measures, including a reduction of the monthly fee by ￦1,000 for every mobile subscriber (effective October 21, 2011), an exemption of usage charges for SMS of up to 50 messages per month (effective November 1, 2011) and the introduction of customized flat rate plans for smartphone users (effective October 24, 2011). We currently only offer our standard rate plan for our HSDPA-based service. Under our standard rate plan we charge a monthly fee of ￦11,000, voice calling usage charges of ￦1.8 per second and video calling usage charges of ￦3 per second, without any free voice or video call airtime minutes.

A subscriber may also subscribe to an individually designed calling rate plan by mixing free voice calling airtime minutes and free text messages at a set monthly fee. We also provide plans specially designed for elderly and pre-teen subscribers as well as special discounts to our subscribers with physical disabilities.

We introduced rate plans specifically for smartphone users starting in September 2009. In June 2013, we introduced the Everyone olleh rate plan, which permits users to make unlimited voice calls within our wireless network, and the Fixed-Line & Wireless Unlimited rate plan, which permits users to make unlimited voice calls within both our fixed-line and wireless networks. The following table summarizes the charges associated with our representative smartphone service plans:

	Free Airtime Minutes (1)				Free Data Transmission (2)	Monthly Fee
	Voice or video calls to anyone			Voice or video calls to our mobile subscribers	(in megabytes)
i-teen (3)			193			￦	34,000
i-Slim (3)			150		100		34,000
i-Lite (3)			200		500		44,000
i-Talk (3)			250		100		44,000
i-Value (3)			300		Unlimited		54,000
i-Medium (3)			400		Unlimited		64,000
i-Special (3)			600		Unlimited		78,000
i-Premium (3)	800			Unlimited	Unlimited		94,000
Everyone olleh 35(3G)	130			Unlimited	750		35,000
Everyone olleh 45(3G)	185			Unlimited	1,536		45,000
Everyone olleh 55(3G)	250			Unlimited	2,560		55,000
Fixed-Line & Wireless Unlimited 67(3G) (4)	Unlimited	(50)		Unlimited	5,120		67,000
Fixed-Line & Wireless Unlimited 77(3G) (4)	Unlimited	(50)		Unlimited	9,216		77,000
Fixed-Line & Wireless Unlimited 97(3G) (4)	Unlimited	(50)		Unlimited	17,408		97,000
Fixed-Line & Wireless Unlimited 129(3G) (4) (5)	Unlimited	(50)		Unlimited	25,600		129,000

(1)	Starting in May 2012, each second of video call counts as 1.66 second of voice call.

(2)	We do not charge for data transmission in wireless LAN zones and charge ￦0.01 per 0.5 kilobyte for any data transmission exceeding the free monthly quota, up to a maximum of ￦150,000.

(3)	We provide discounts of up to 38.2% for mandatory subscription periods ranging from one to two years.

(4)	Includes free voice calls from KT to KT and other carriers, free fixed-line voice calls, and 50 minutes of free video calls.

(5)	Provides an additional daily quota of 1GB after the free monthly quota of 25GB has been exhausted and also provides unlimited use of data at transmission speed of up to 2Mbps after the daily quota of 1GB has been exhausted.

In connection with the rollout of our 4G LTE services in January 2012, we also introduced new rate plans specifically for LTE phone users. For a limited time between February and April 2013, we also offered LTE rate plans with unlimited data usage. The following table summarizes charges for our representative LTE service plans:

	Free Airtime Minutes (1)				Free Data Transmission (2)	Monthly Fee
	Voice or video calls to anyone			Voice or video calls to our mobile subscribers	(in megabytes)
LTE-340			160		750	￦	34,000
LTE-420			200		1,536		42,000
LTE-520			250		2,560		52,000
LTE-620			350		6,144		62,000
LTE-720			450		10,240		72,000
LTE-G550	250			3,000	2,560		55,000
LTE-G650	350			3,000	6,144		65,000
LTE-G750	450			3,000	10,240		75,000
LTE-850	650			3,000	14,336		85,000
LTE-1000	1,050			3,000	20,480		100,000
LTE-1250	1,250			Unlimited	25,600		125,000
LTE -35 (3)	130			Unlimited	750		35,000
LTE-45 (3)	185			Unlimited	1,536		45,000
LTE-55 (3)	250			Unlimited	2,560		55,000
LTE-67 (3)	Unlimited	(200)		Unlimited	5,120		67,000
LTE-77 (3)	Unlimited	(200)		Unlimited	9,216		77,000
LTE-79 (3) (4)	Unlimited	(200)		Unlimited	10,240		79,000

	Free Airtime Minutes (1)			Free Data Transmission (2)	Monthly Fee
	Voice or video calls to anyone		Voice or video calls to our mobile subscribers	(in megabytes)
LTE-97 (3)	Unlimited	(200)	Unlimited	17,408	￦	97,000
LTE-129 (3) (4)	Unlimited	(200)	Unlimited	25,600		129,000
Wideband Safe Unlimited 67 (5)	100			15,360		67,000
Wideband Safe Unlimited 77 (5)	300			15,360		77,000

(1)	Starting in May 2012, each second of video call counts as 1.66 second of voice call.

(2)	We do not charge for data transmission in wireless LAN zones. We charge ￦0.01 per 0.5 kilobyte for any additional data transmission exceeding the free monthly quota, up to a maximum of ￦150,000.

(3)	Rates applicable to both wideband LTE and LTE-A.

(4)	Provides an additional daily quota of 2GB after the free monthly quota of 10 GB (for LTE-79) or 25GB (for LTE-129) has been exhausted, and also provides unlimited use of data with speed of up to 3Mbps after the daily quota of 2GB has been exhausted.

(5)	Provides unlimited use of data at transmission speed of up to 400Kbps after the monthly quota of 15GB has been exhausted, and also provides unlimited voice calls with one designated number within our network.

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

In December 2010, we also introduced 3G data-only plans targeting tablet PC users, smartphone users and other special phone users, offering subscription plans for data transmission amounts ranging from 1 GB to 4GB at monthly fees ranging from ￦25,000 to ￦49,000.

In June 2012, we introduced LTE data-only plans, in both basic and various discounted packages, which provides 1.5 GB to 6 GB of data at monthly fees ranging from ￦25,000 to ￦49,000. The following table summarizes charges for our representative data-only plans:

olleh Lifetime Data-Only Pricing Plan

	Monthly Data Quota (3G Network)	Monthly Fee		Discount (1)
olleh Lifetime Data 1G (2) (3)	1GB	￦	22,500	￦	10,000
olleh Lifetime Data 2G (2) (3)	2GB		27,500		11,500
olleh Lifetime Data 4G (2) (3)	2GB		42,500		18,000

(1)	Discounts are only plans are only available with a two year contract. Early termination will result in a cancellation fee.

(2)	We charge ￦0.025 per 0.5 kilobyte for any additional data transmission in excess of the monthly quota.

(3)	We provide olleh WiFi services.

Pricing Plan for LTE Pad users

	Monthly Data Quota (3G and LTE Networks)	Monthly Fee		Discount
LTE Lifetime Data Basic 1.5G (1) (2) (5)	1.5GB	￦	25,000	￦	7,000
LTE Lifetime Data Basic 3G (1) (2) (5)	3GB		35,000		12,500
LTE Lifetime Data Basic 6G (1) (2) (5)	6GB		49,000		19,000
LTE Lifetime Data Safe Blocking 1.5G (3) (4) (5)	1.5GB		25,000		7,000
LTE Lifetime Data Safe Blocking 3G (3) (4) (5)	3GB		35,000		12,500
LTE Lifetime Data Safe Blocking 6G (3) (4) (5)	6GB		49,000		19,000

(1)	We provide free additional data in the form of Safe Zone data which amounts to 20% of the monthly data quota.

(2)	We charge ￦0.01 per 0.5 kilobyte for any additional data transmission in excess of the monthly data quota and Safe Zone data, regardless of network.

(3)	Data is automatically blocked after the monthly data quota is exhausted.

(4)	We provide additional data recharge in units of 500MB, 1GB and 2GB, at a fee of ￦8,000, ￦13,000 and ￦18,000, respectively. Additional data recharge is available a maximum of 10 times per month.

(5)	Unused data is not carried over to the next month (applies to both monthly quota and additional recharge data). Customers may not subscribe to our m-VoIP services and data add-on services, such as Data Plus, Data Sharing, Genie Pack and OTN Pack.

Fixed-line Telephone Services

Local Telephone Service. Our revenues from local telephone service consist primarily of:

•	service initiation fees for new lines;

•	monthly basic charges; and

•	monthly usage charges based on the number of call pulses.

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

We also charge a monthly basic charge ranging from ￦3,000 to ￦5,200, depending on location, and a non-refundable service initiation fee of ￦60,000 to new subscribers. The non-refundable service initiation fee is waived for the new subscribers who subscribe to our local service through our online application process. Until April 2001, we charged refundable service initiation deposits, which were refunded upon termination of service. As of December 31, 2013, we had ￦467 billion in refundable service initiation deposits outstanding and 2,162 thousand subscribers who are enrolled under the mandatory deposit plan and are eligible to switch to the no deposit plan and receive their service initiation deposit back (less the non-refundable service initial fees).

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

In recent years, we have begun to offer optional flat rate plans, discount plans and bundled product plans in order to mitigate the impact from lower usage of local and domestic long-distance calls and stabilize our revenues from fixed-line telephone services. For a discussion of our bundled products, see “— Bundled Products.” Some of our flat rate and discount plans that we currently offer include the following:

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

The following table shows the interconnection charges we paid per minute (exclusive of value-added taxes) to mobile operators for landline to mobile calls:

	Effective Starting
	January 1, 2011		January 1, 2012		January 1, 2013
SK Telecom	￦	30.5	￦	27.1	￦	26.3
LG U+		31.9		28.2		27.0

Since September 2004, the usage charges per minute collected from a landline user for a call initiated by a landline user to a mobile service subscriber are ￦87.0 during weekdays, ￦82.0 during weekends and ￦77.2 during evenings (defined as 12:00 a.m. to 6:00 a.m. every day). We recognize as land-to-mobile interconnection revenue the entire amount of the usage charge collected from the landline user and recognize as expense the amount of interconnection charge paid to the mobile service provider.

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

The following table shows such interconnection charge per minute collected for a call depending on the type of call, as determined by the KCC:

	Effective Starting
	January 1, 2011		January 1, 2012		January 1, 2013
Local access (1)	￦	16.4	￦	15.5	￦	14.6
Single toll access (2)		18.6		17.4		16.7
Double toll access (3)		22.2		20.3		19.9

Source:	The KCC.

(1)	Interconnection between local switching center and local access line.

(2)	Interconnection involving access to single long-distance switching center.

(3)	Interconnection involving access to two long-distance switching centers.

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

The following table shows the interconnection charges we paid per minute (exclusive of value-added taxes) to mobile operators, and the charges received per minute (exclusive of value-added taxes) from mobile operators for mobile to mobile calls:

	Effective Starting
	January 1, 2011		January 1, 2012		January 1, 2013
SK Telecom	￦	30.5	￦	27.1	￦	26.3
LG U+		31.9		28.2		27.0
KT		31.7		28.0		27.0

We recognize as mobile-to-mobile interconnection revenue the entire amount of the usage charge collected from the mobile user and recognize as expense the amount of interconnection charge paid to the mobile service provider.

Internet Services

Broadband Internet Access Service. We offer broadband Internet access service that primarily uses existing telephone lines to provide both voice and data transmission. We charge monthly fixed fees to customers of broadband Internet service. In addition, we charge customers a one-time installation fee per site of ￦30,000 and modem rental fee of up to ￦8,000 on a monthly basis.

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

olleh TV Services. We charge our subscribers an installation fee per site of ￦24,000, which is waived with a three-year contract, a set-top box rental fee ranging from ￦2,000 to ￦8,000 on a monthly basis and a monthly subscription fee. The rates we charge for olleh TV services are subject to approval by the MSIP.

The following table summarizes charges for our representative olleh TV service plans:

	Real-time Broadcasting Channels	Monthly Fee (1)
olleh TV Live Choice (2)	91	￦	8,000
olleh TV Live Education (3)	68		8,000

	Real-time Broadcasting Channels	Monthly Fee (1)
olleh TV Live Thrift (4)	170	12,000
olleh TV Live Standard (4)	201	16,000
olleh TV Live Deluxe (4)	205	23,000
olleh TV SkyLife Economy (5)	187	22,000
olleh TV SkyLife Standard (5)	194	27,500
olleh TV SkyLife Premium (5)	198	33,000
olleh TV Mobile (6)	70	5,000
Olleh TV Live All-right (7)	177	14,000
Olleh TV Skylife All-right (7)	177	14,000

(1)	We typically provide discounts of 5% to 20% for a mandatory subscription periods ranging from one to three years. For olleh TV SkyLife subscribers, we provide discounts of 20% for mandatory subscription period of three years.

(2)	Assuming selection of one package. Subscribers must choose at least one channel package, each of which charges a monthly fee of ￦2,000. The packages include entertainment, media, leisure and education and multi-room.

(3)	Assuming selection of one package. Subscribers must choose at least one Video-On-Demand package, each of which charges a monthly fee of ￦2,000. The packages include elementary school, middle/high school and English education.

(4)	We charge additional monthly fees for value-added services such as short messaging service, video conferencing and high-definition channels from KT Skylife Co., our subsidiary satellite broadcasting operator.

(5)	For subscription to olleh TV SkyLife service, installation fee is waived for a mandatory subscription period of three years.

(6)	Product for N-Screen (a service which allows purchased content to be displayed on multiple devices) launched in October 2011. The service is offered free of charge if bundled with our Internet, olleh TV and mobile services.

(7)	olleh TV all-right products are basic IPTV packages with more than 55 TV broadcasting channels, 25 data broadcasting channels, 30 radio broadcasting channels, and more than 40,000 video-on-demand channels.

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

Bundled Products

We utilize our extensive customer relationships and market knowledge to expand our revenue base by cross-selling our telecommunications products and services. In order to attract additional subscribers to our new services, we bundle our services, such as our broadband Internet access service with IP-TV, Internet phone, fixed-line telephone service, WiBro, and mobile services, at a discount.

The following table summarizes our various basic bundled packages that we currently offer. The packages require subscribers to agree to a subscription period of three years:

	Monthly Rates
	Flat Rate		Mobile Monthly Fee
Internet / Internet Phone / Mobile	￦	24,000	Discounts are between ￦1,500 and ￦10,000, depending on the mobile fee plan (up to 5 mobile numbers) (2)
Internet / Fixed-Line Phone / Mobile		27,000
Internet / IP-TV / Mobile (1)		34,000
Internet / Fixed-Line Phone / IP-TV / Mobile (1)		35,000

(1)	Assuming selection of olleh TV SkyLife Standard Plan. If olleh TV Live Video-on-Demand, olleh TV Live Choice, or olleh TV Live Education is selected, deduction of ￦5,000 from the monthly flat rate. If olleh TV SkyLife Economy Plan is selected, deduction of ￦3,000 from the monthly flat rate. If olleh TV SkyLife Premium Plan is selected, additional monthly charge of ￦5,000.

(2)	Bundled rate plans are available only for olleh LTE subscribers.

We believe that subscribers who sign up for bundled products are less likely to cancel our services than subscribers who subscribe to individual services. Subscription fees paid for our bundled products are allocated to each service in proportion to their fair value and the allocated amount is recognized as revenue according to the revenue recognition policy for each service.

Competition

Competition in the telecommunications sector in Korea is intense. In recent years, business combinations in the telecommunications industry have significantly changed the competitive landscape of the Korean telecommunications industry. In particular, SK Telecom acquired a controlling stake in Hanarotelecom Incorporated in 2008, which was renamed SK Broadband. The acquisition enabled SK Telecom to provide fixed-line telecommunications, broadband Internet access and IP-TV services together with its mobile telecommunications services. In January 2010, LG Dacom and LG Powercom merged into LG Telecom Co., Ltd., which subsequently changed its name to LG U+. The merger enabled LG U+ provide a similar range of services as SK Telecom and us.

Under the Framework Act of Telecommunications and the Telecommunications Business Act, telecommunications service providers in Korea are currently classified into network service providers, value-added service providers and specific service providers. See “— Regulation.”

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

We and SK Telecom have been designated as market-dominating business entities in the local telephone service and cellular service markets, respectively, under the Telecommunications Business Act. Under this Act, a market-dominating business entity may not engage in any act of abuse, such as unreasonably interfering with business activities of other business entities, hindering unfairly the entry of newcomers or substantially restricting competition to the detriment of the interests of consumers. The KCC has also issued guidelines on fair competition of the telecommunications companies. If any telecommunications service provider breaches the guidelines, the KCC may take necessary corrective measures against it after a hearing at which the service provider may defend its action.

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

The following table shows the market shares in the mobile telecommunications market as of the dates indicated:

	Market Share (%)
	KT Corporation	SK Telecom	LG U+
December 31, 2011	31.5	50.6	17.9
December 31, 2012	30.8	50.3	18.9
December 31, 2013	30.1	50.0	19.9

Source:	The KCC.

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

The following table shows the market shares in the local telephone service market as of the dates indicated:

	Market Share (%)
	KT Corporation	SK Broadband	LG U+
December 31, 2011	84.3	13.3	2.4
December 31, 2012	82.8	14.5	2.7
December 31, 2013	81.5	15.6	2.9

Source:	The KCC.

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

Domestic Long-distance Telephone Service. We compete with SK Broadband, LG U+, Onse and SK Telink in the domestic long-distance market. LG U+ began offering domestic long-distance service in 1996, followed by Onse in 1999 and SK Broadband and SK Telink in 2004. The following table shows the market shares in the domestic long-distance market as of the dates indicated:

	Market Share (%)
	KT Corporation	SK Broadband	LG U+	Onse	SK Telink
December 31, 2011	80.5	12.5	3.2	1.1	2.7
December 31, 2012	79.2	14.0	3.0	1.1	2.8
December 31, 2013	78.7	14.5	3.0	1.0	2.8

Source:	Korea Telecommunications Operators Association.

Our competitors and we charge ￦39 per three minutes for domestic long-distance calls up to 30 kilometers. For domestic long-distance calls greater than 30 kilometers, our competitors typically charge between 3% to 5% less than us. The following table is a comparison of our standard long-distance usage charges per 10 seconds with the standard rates of our competitors as of December 31, 2013:

	KT Corporation		SK Broadband		LG U+		Onse		SK Telink
30 kilometers or longer	￦	14.5	￦	13.9	￦	14.1	￦	13.8	￦	13.8

Source:	The KCC.

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

Our competitors generally charge less than us for international long-distance calls. The following table is a comparison of our standard long-distance usage charges per one minute with the standard rates of our competitors as of December 31, 2013:

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

The following table shows the market share in the broadband Internet access market as of the dates indicated:

	Market Share (%)
	KT Corporation	SK Broadband	LG U+	Others
December 31, 2011	43.8	23.5	15.7	17.0
December 31, 2012	44.0	24.1	15.0	16.9
December 31, 2013	43.1	24.4	15.6	16.9

Source:	The KCC.

Our competitors generally charge less than us for broadband Internet access service. The following table is a comparison of fees for our olleh Internet Lite service with three year mandatory subscription period with fees of our competitors for comparable services as of December 31, 2013:

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

Regulation

With the establishment of the MSIP in March 2013, many of the regulatory responsibilities formerly handled by the KCC have been transferred to the MSIP. Under the Framework Act of Telecommunications and the Telecommunications Business Act, the MSIP now has comprehensive regulatory authority over the telecommunications industry and all network service providers.

The MSIP has assumed primary policy and regulatory responsibility for matters such as: (i) licensing of network service providers (the MSIP authorizes the licensing of Internet Protocol Television (“IPTV”) service providers and, with the consent of the KCC, authorizes the licensing of satellite broadcasting companies); (ii) regulation of mergers and acquisitions, as well as license suspension and termination of network service providers; (iii) providing oversight on foreign ownership ratios in network service providers; and (iv) reviewing telecommunication matters as they relate to the public interest and approving ancillary telecommunication business activities. Additionally, the MSIP is responsible for a broad range of other policy and regulatory matters, including the administration and supervision of regulatory reporting by telecommunications companies, examination and analysis of accounting and business management practices in the industry, establishing and administering policies governing telecommunications service fees, value-added service providers and specific service providers, as well as supervising reporting requirements of standard telecommunications service/user contracts.

Under the revised supervisory framework, a network service provider must be licensed by the MSIP. Our license as a network service provider permits us to engage in a wide range of telecommunications services.

The KCC’s overall policy role is to play a key role in regulatory activities aimed at protecting service users in the broadcast and telecommunications market and it continues to be responsible for investigations and sanctions regarding violations by telecommunications companies, as well as for mediating disputes between service providers and users. The KCC is established under the direct jurisdiction of the President and is comprised of five standing commissioners. Commissioners of the KCC are appointed by the President, and the appointment of the Chairperson must be approved at a confirmation hearing at the National Assembly.

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

The MSIP also has the authority to regulate the IP media market, including IP-TV services. We began offering IP-TV services with real-time high definition broadcasting in November 2008. Under the Internet Multimedia Broadcasting Business Act, anyone intending to engage in the IP media broadcasting business must obtain a license from the MSIP. The ownership of the shares of an IP media broadcasting company by a newspaper, a news agency or a foreigner is limited.

Rates

Under current regulations implementing the Telecommunications Business Act, a network service provider may set its rates at its discretion, although it must report to the MSIP the rates and the general terms and conditions for each type of network service provided by it. There is, however, one exception to this general rule: if a network service provider has the largest market share for a specified type of service and its revenue from that service for the previous year exceeds a specific revenue amount set by the MSIP, it must obtain prior approval from the MSIP for the rates and the general terms for that service. Each year the MSIP designates the service providers and the types of services for which the rates and the general terms must be approved by the MSIP. In 2013, the MSIP designated us for local telephone service and SK Telecom for mobile service, which currently remains in effect. The MSIP, in consultation with the Ministry of Strategy and Finance, is required to approve the rates proposed by a network service provider if (1) the proposed rates are appropriate, fair and reasonable and (2) the calculation method for the rates are appropriate and transparent.

Other Activities

A network service provider, such as us, must obtain the permission of the MSIP in order to:

•

engage in certain businesses specified under the Telecommunications Business Act, such as the telecommunications equipment manufacturing business and the telecommunications network construction business;

•	change the conditions for its licenses;

•	transfer, terminate, suspend or spin off all or a part of the business for which it is licensed;

•	acquire all or a part of the business of another network service provider; or

•	enter into a merger with another network service provider.

By submitting a report to the MSIP, a network service provider may enter into arrangements for services to be furnished to its customers by a different telecommunications service provider and, in connection therewith, may provide its telecommunications services to, or authorize the use of all or a portion of its telecommunications facilities by, such other telecommunications service provider. The MSIP can revoke our licenses or order the suspension of any of our businesses if we do not comply with the regulations of the MSIP under the Telecommunications Business Act.

In May 2010, the KCC issued a guideline that limits the marketing expenditure amounts of telecommunication service providers in Korea to 20% of their revenues, with the restrictions applicable to fixed-line and mobile segments to be calculated separately. However, as of October 2013, up to ￦100 billion of the marketing expenditures may be applied to either segment at the discretion of the service provider. The calculation of marketing expenditure amounts under the guideline excludes advertising expenses and the calculation of revenue amounts excludes revenues from handset sales. The MSIP may adjust the guideline to accommodate changes in market conditions.

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

A network service provider must permit other network service providers, as designated by the MSIP, to co-use wirelines connecting the switching equipment to end-users, upon the request of such other network service providers. In addition, a network service provider may permit other network service providers to co-use its wireless communication systems upon the request of any of such other network service providers. The compensation method for the co-use must be determined by the MSIP and be settled, by fair and proper methods.

In addition, we are required to lease to other companies our fixed-lines that connect subscribers to our network. This system, which is called local loop unbundling, is intended to prevent excessive investment in local loops. This system requires us to lease the portion of our copper lines that represent our excess capacity to other companies upon their request at rates that are determined by the MSIP based on our cost, and taking into consideration an appropriate rate of return, to enable them to provide voice and broadband services. Revenues from local loop unbundling, if any, are recognized as revenues from miscellaneous businesses.

Foreign Investment

The Telecommunications Business Act restricts the ownership and control of network service providers by foreign shareholders. Foreigners, foreign governments and “foreign invested companies” may not own more than 49.0% of the issued shares with voting rights of a network service provider, including us, and a foreign shareholder may not become our largest shareholder if such shareholder holds 5.0% or more of our shares. For purposes of the Telecommunications Business Act, the term “foreign invested company” means a company in which foreigners and foreign governments hold 15.0% or more shares with voting rights in the aggregate and a foreigner or a foreign government is the largest shareholder, provided, however, that such company will not be counted as a foreign shareholder for the purposes of the above-referenced 49.0% limit if (1) it holds less than 1.0% of our total issued and outstanding shares with voting rights or (2) if the largest shareholder of such company is a government or foreign entity of a country that is a counterparty to a free trade agreement with Korea, as publicly announced by the MSIP, and the MSIP determines that the fact that such foreign government or entity holds a 15.0% or greater shareholding in such company does not present a risk of harm to the public interest. (However, the calculation of the above-referenced 49% ceiling will apply to: (x) any foreign entities that have entered into any major management-related agreement with a network service provider or the shareholder(s) thereof; and (y) foreign entities that have entered into any agreement pertaining to the settlement of fees relating to the handling of international electronic telecommunications services). As of December 31, 2013, 40.08% of our common shares were owned by foreign investors. In the event that a network service provider violates the shareholding restrictions, its foreign shareholders cannot exercise voting rights for their shares in excess of such limitation, and the MSIP may require corrective measures be taken to comply with the ownership restrictions. There is no restriction on foreign ownership for specific service providers and value-added service providers.

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

Customers and Customer Billing

We typically charge residential subscribers and business subscribers similar rates for services provided. On a case-by-case basis, we also provide discount rates for some of our high-volume business subscribers. We bill all of our customers on a monthly basis. Our customers may make payment at either payment points such as local post offices, banks or our service offices, through a direct-debit service that automatically deducts the monthly payment from a subscriber’s designated bank account, or through a direct-charge service that automatically charges the monthly payment to a subscriber’s designated credit card account. Approximately 70.2% of our subscribers as of December 31, 2013 pay through the direct-debit service. Accounts of subscribers who fail to pay our invoice are transferred to a collection agency, which sends out a notice of payment. If such charges are not paid after notice, we cease to provide outgoing service to such subscribers after a period of time determined by the type of subscribed service. If charges are still not paid two to three months after outgoing service is cut off, we cease all services to such subscribers. After service is ceased, the overdue charges that are not collected by the collection agency are written off.

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

We provide co-location and a variety of value-added services including server-hosting services to a number of corporations whose business largely depends on critical data operated on our servers or on their servers located at our data centers. Any disruptions, interruptions, physical or electronic data loss, delays or slowdowns in communication connections could expose us to potential liabilities for losses relating to the disrupted businesses of our customers relying on our services.

Information Technology and Operational Systems

Enhancement of our information technology and operational systems and efficient utilization of such systems are important in effectively promoting our core strategies. We are committed to continually investing in and enhancing our information technology systems, which provide support to many aspects of our businesses. In order to respond more effectively to a changing business environment, a new enterprise resource planning system (the “New ERP System”) was completed and implemented during the second half of 2012. The New ERP System has contributed to enhancing various aspects of our internal processes and control systems, and we are establishing various plans to effectively utilize the New ERP System and to stabilize our internal control processes in connection with the New ERP System.

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

•	base station controllers, which connect to and control, the base transceiver stations;

•	mobile switching centers, which in turn control the base station controllers and the routing of telephone calls; and

•	transmission lines, which connect the mobile switching centers, base station controllers, base transceiver stations and the public switched telephone network.

The following table lists selected information regarding our mobile networks as of December 31, 2013:

	W-CDMA	LTE
Mobile switching centers	86	33
Base station controllers	692	—
Base transceiver stations	11,540	21,436
Indoor and outdoor repeaters	322,693	226,090

We have a license to use 40 MHz of bandwidth in the 2.1 GHz spectrum that we use to provide IMT-2000 services based on W-CDMA wireless network standards. Such license expires in December 2016, and we are required to pay approximately ￦1.3 trillion for use of such bandwidth during the license period of 15 years. In April 2010, the KCC announced its decision to allocate 20 MHz of bandwidth in the 900 MHz spectrum to us, which became effective in July 2011, for which we are required to pay a portion of the actual sales generated from using the bandwidth in the 900 MHz spectrum during the license period of 10 years as a usage fee for the bandwidth, as well as a portion of expected sales that was determined by the KCC at the time of allocation. In June 2011, our right to use 40 MHz of bandwidth in the 1.8 GHz spectrum expired, and the KCC allocated back to us the right to use 20 MHz of such bandwidth in the 1.8 GHz spectrum upon expiration pursuant to our application, for which we are required to pay a portion of the actual sales generated from using the bandwidth in the 1.8 GHz spectrum during the license period of 10 years as a usage fee for the bandwidth, as well as a portion of expected sales that was determined by the KCC at the time of allocation.

In August 2011, the KCC auctioned the right to use the remaining 20 MHz of bandwidth in the 1.8 GHz spectrum that we relinquished, 10 MHz of additional bandwidth in the 800 MHz spectrum and 20 MHz of additional bandwidth in the 2.1 GHz spectrum. We acquired the right to use the 10 MHz of bandwidth in the 800 MHz spectrum, for which we are required to pay a total usage fee of ￦261 billion during the license period of 10 years, SK Telecom acquired the right to use the 20 MHz of bandwidth in the 1.8 GHz spectrum and LG U+ acquired the right to use the 20 MHz of bandwidth in the 2.1 GHz spectrum. We began using the 20 MHz of bandwidth in the 1.8 GHz spectrum, which became available upon termination of our 2G services, to provide our 4G LTE services starting in January 2012, and commenced providing wideband LTE services in September 2013 and commercialized Wideband LTE-A services in March 2014.

Exchanges

Exchanges include local exchanges and “toll” exchanges that connect local exchanges to long-distance transmission facilities. We had 24.2 million lines connected to local exchanges and 1.6 million lines connected to toll exchanges as of December 31, 2013.

All of our exchanges are fully automatic. We completed replacement of all electromechanical analog exchanges with digital exchanges in June 2003 in order to provide higher speed and larger volume services. Starting in 2006, we also began conversion of our exchanges to be compatible to Internet protocol platform in preparation for building our next generation broadband convergence network by 2021. As of December 31, 2013, approximately 97% of our lines connected to toll exchanges are compatible to Internet protocol platform.

Internet Backbone

Our Internet backbone network, called KORNET, has the capacity to handle aggregate traffic of our broadband Internet access subscribers, Internet data centers and Internet exchange system at any given moment of up to 6.6 Tbps as of December 31, 2013. We have set up contingent plans to prepare against various incidents that could affect reliable Internet access service. Starting in 2005, we have also begun deploying our Internet protocol premium network that enables us to more reliably support olleh TV, WiBro, Internet Phone, upgraded VoIP services and other Internet protocol services. As of December 31, 2013, our Internet protocol premium network had 1,032 lines installed to provide voice over Internet protocol services and a total capacity to handle up to 1.4 Tbps of IP-TV, voice and WiBro service traffic.

Access Lines

As of December 31, 2013, we had 16.0 million access lines installed, which allow us to reach virtually all homes and businesses in Korea. As part of our broadband deployment strategy, we have upgraded many of our access lines by equipping them with broadband capability using xDSL and FTTH technology. As of December 31, 2013, we had approximately 14.4 million broadband lines with speed of at least 50 Mbps that enable us to deliver broadband Internet access and multimedia content to our customers.

Transmission Network

Our domestic fiber optic cable network consisted of 636,347 kilometers of fiber optic cables as of December 31, 2013 of which 116,117 kilometers of fiber optic cables are used to connect our backbone network and 520,230 kilometers are used to connect the backbone network to our subscribers. Our backbone network utilizes 64Tbp Long-haul Reconfigurable Optical Add Drop Multiplexer (“ROADM”) technology for connecting cities. ROADM technology improves bandwidth efficiency by enabling data to be transmitted from multiple signals across one fiber strand in a cable and carrying each signal on a separate wavelength. We enhanced our backbone network connecting six major cities in Korea by implementing an optical cross-connector (OXC) and access network by implementing multi-service provisioning platform (“MSPP”) architecture in 2008. We are in the process of building our next generation broadband convergence network by installing carrier ethernet architecture in 2014.

Our extensive domestic long-distance network is supplemented by our fully digital domestic microwave network, which consisted of 55 relay sites as of December 31, 2013.

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

Our international Internet backbone with capacity of 542 Gbps is connected to approximately 180 Internet service providers through our two Internet gateways in Hyehwa and Guro. In addition, we operate a video backbone with capacity of one Gbps to transmit video signals from Korea to the rest of the world.

Satellites

In order to provide broadcasting, video distribution and broadband data services in select areas, we operate two satellites, Koreasat 5 and 6, launched in 2006 and 2010, respectively, and own certain of the transponders in two additional satellites, ABS-1 launched in 2010 and ABS-2 launched in February 2014. Additionally, we are currently undergoing international arbitration proceedings with ABS over the Mugunghwa 3 satellite, which we sold to ABS in 2011. See “Item 4.B. Business Overview—Our Services—Miscellaneous Businesses” and “Item 8.A. Consolidated Financial Statements and Other Financial Information—Legal Proceedings.”

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

One of the major factors contributing to our historical performance was the growth of the Korean economy, and our future performance will depend at least in part on Korea’s general economic growth and prospects. For a description of recent developments that have had and may continue to have an adverse effect on our results of operations and financial condition, see “Item 3. Key Information—Item 3.D. Risk Factors—Korea is our most important market, and our current business and future growth could be materially and adversely affected if economic conditions in Korea deteriorate.” A number of other developments have had or are expected to have a material impact on our results of operations, financial condition and capital expenditures. These developments include:

•	acquisitions and disposals of interests in subsidiaries and joint ventures;

•	usage fees for bandwidths;

•	changes in the rate structure for our services;

•	handset subsidies; and

•	researching and implementing technology upgrades and additional telecommunication services.

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

Acquisitions and Disposals of Interests in Subsidiaries and Joint Ventures

One key aspect of our overall business strategy calls for acquisitions of businesses and entering into joint ventures that complement or diversify our current business, as well as disposal or termination of such businesses from time to time. The following summarizes our recent acquisitions and disposals:

•

in January 2011, we acquired 5,600,000 shares of redeemable convertible preferred stock with voting rights and convertible bonds that were convertible into 5,600,000 shares of common stock of KT Skylife Co., Ltd. from Dutch Savings Holdings B.V. in January 2011 for approximately ￦246 billion, to respond to the trend of convergence in the telecommunications and broadcasting industries, and to seek additional synergies with our existing operations. We exercised the conversion rights on the redeemable convertible preferred stock and the convertible bonds in March 2011, and owned a 50.1% interest in KT Skylife Co., Ltd. as of December 31, 2013;

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

•

in October 2011, we, through our subsidiary KT Capital Co., Ltd., acquired an additional 1,622,520 common shares of BC Card Co., Ltd. from Woori Bank for approximately ￦252 billion, to further diversify our business and to create synergies through utilization of our mobile telecommunications network in financial services, thereby increasing our ownership interest in BC Card Co., Ltd. to 38.86%, making it our consolidated subsidiary as a result of deemed control starting in October 2011. We acquired an additional 1,349,920 common shares of BC Card Co., Ltd. in January 2012 for approximately ￦287 billion, and owned a 69.54% interest in BC Card Co., Ltd. as of December 31, 2013; and

•

starting in July 2012, KT Rental Co., Ltd., our 58.0% owned subsidiary, became our consolidated subsidiary as a result of the acquisition of KT Rental’s common stock by Hana Daetoo Securities Co., Ltd. and other investors from the then-second largest shareholder in July 2012, and the restriction on our control over KT Rental pursuant to a shareholders’ agreement being resolved as a result.

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

Bandwidth Usage Fees

One of the principal limitations on a wireless network’s subscriber capacity is the amount of bandwidth spectrum allocated to the service provider. The growth of our mobile telecommunications business and the increase in usage of wireless data transmission services have been significant factors in the increased utilization of our bandwidth, since wireless data applications are generally more bandwidth-intensive than voice services. The current trend of increasing data transmission use and the increasing sophistication of multimedia content is likely to put additional strain on the bandwidth capacity of mobile service providers. We have acquired various licenses in recent years to secure additional bandwidth capacity to provide our broad range of services, for which we typically pay a portion of the actual sales generated from using the bandwidth during the license period as a usage fee, as well as a portion of expected sales as determined by the KCC at the time of allocation. In August 2013, the Ministry of Science, ICT and Future Planning further auctioned 50 MHz of bandwidth in the 1.8 GHz spectrum, which had been used by governmental entities such as the military, and 80 MHz of bandwidth in the 2.6 GHz spectrum, which had been used for digital multimedia broadcasting services. We acquired the right to use 15 MHz of bandwidth in the 1.8 GHz spectrum, for which we are required to pay a total usage fee of approximately ￦900 billion during a license period of eight years. SK Telecom acquired the right to use 35 MHz of bandwidth in the 1.8 GHz spectrum and LG U+ acquired the right to use 40 MHz of bandwidth in the 2.6 GHz spectrum. In September 2013, we commenced providing wideband LTE services, which utilizes our adjoining 20 MHz of bandwidth in the 1.8 GHz spectrum to provide transmission speed of up to 150 Mbps, twice faster than those offered under standard LTE services. SK Telecom also began providing its wideband LTE services in September 2013 and LG U+ commenced providing its wideband LTE services in January 2014. As of March 1, 2014, our wideband LTE services covered five metropolitan cities in Korea, and we expect to expand our wideband LTE services to all of Korea by July 2014. As of December 31, 2013, the number of our LTE subscribers exceeded 7.8 million. Furthermore, in March 2014, we commercialized advanced wideband LTE (“Wideband LTE-A”) services, which interconnects our 20 MHz of bandwidth in the 1.8 GHz spectrum used to offer wideband LTE services with the 10 MHz of bandwidth in the 900 MHz spectrum used to offer standard LTE services by utilizing inter-band carrier aggregation technology to support transmission speed of up to 225 Mbps.

Changes in the Rate Structure for Our Services

Periodically, we adjust our rate structure for our services. In order to mitigate the impact from lower usage charges of local and domestic long-distance calls, we have increased our basic monthly charges and offer various optional flat rate plans for our fixed-line subscribers. Such adjustments in the rate structure have increased the portion of fixed income and stabilized our cash flow. In addition, because the growing use of mobile telecommunications services has decreased the usage of our fixed-line telephone services, we believe we are able to maximize our revenues from fixed-line telephone services by adjusting the rate structure so as to increase our basic monthly charges. We also provide bundled packages of our various services at a discount in order to attract additional subscribers to our new services. We currently bundle our broadband Internet access service with IP-TV, Internet phone, fixed-line telephone service, WiBro, and mobile services, at a discount.

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

Handset Subsidies

In March 2008, the Government removed a prohibition on the provision of handset subsidies and allowed mobile service providers to subsidize the purchase of new handsets by certain qualifying customers. In order to compete more effectively, we began providing such handset subsidies, which have increased, and may continue to increase, our marketing expenses. We provide handset subsidies to subscribers who agree to use our service for a predetermined service period and purchase handsets on an installment basis. Generally, handset subsidies may be provided to any subscriber that uses our service and purchases handsets either directly from us or through third parties. Since we do not recognize revenues from sales of handsets by third parties, the trends between our handset sales and our provision for handset subsidies are not necessarily correlated. The amount recognized as a provision for handset subsidies is our best estimate of the expenditure required to settle current obligations to relevant subscribers at the end of the reporting period, which is calculated as the sum of the present values of the monthly balances for handset subsidies over the relevant service periods, taking into account the customer retention rate for relevant subscribers. On May 13, 2010, the KCC announced a guideline recommending that telecommunication service providers limit their marketing expenses to 22.0% of their annual sales, and the limit was subsequently lowered to 20.0% of their annual sales for the years 2013, 2012 and 2011. Such marketing expenses include initial commissions, monthly commissions and retention commissions paid to our authorized dealers and subscribers, including handset subsidies, but do not include advertising expenses. This guideline remains effective. While the guideline is not binding, we, as well as our competitors, nonetheless try to adhere to such guideline when feasible, which may have a material adverse effect on our businesses and results of operations. Furthermore, failure to comply with rules, regulations and corrective orders may lead to suspension of our business or imposition of monetary penalties.

For example, based on investigations conducted in December 2012 and January 2013, the KCC imposed a combined fine of approximately ￦12 billion on SK Telecom, LG U+ and us in January 2013 (our fine being approximately ￦2.9 billion), for providing subsidies that were higher than those allowed under current regulations to new mobile phone purchasers and subscribers, and also imposed temporary suspensions from recruiting new subscribers ranging from 20 days to 24 days. In March 2013, the KCC again imposed a combined fine of approximately ￦5 billion on SK Telecom, LG U+ and us (our fine being approximately ￦1.6 billion) for continuing to offer subsidies during the suspension period. In July 2013, the KCC imposed a combined fine of approximately ￦67 billion on SK Telecom, LG U+ and us (our fine being approximately ￦20 billion) and also imposed a seven day suspension on us from recruiting new subscribers, also in connection with providing excessive handset subsidies to new subscribers. In December 2013, the KCC again imposed a combined fine of approximately ￦106 billion on SK Telecom, LG U+ and us (our fine being approximately ￦30 billion), which is the largest fine ever imposed by the KCC on local mobile operators for providing excessive subsidies to new subscribers. On March 7, 2014, the MSIP imposed a temporary suspension on us for 45 days (from March 13, 2014 to April 26, 2014), SK Telecom for 45 days (from April 5, 2014 to May 19, 2014), and LG U+ for 45 days (from March 13, 2014 to April 4, 2014 and again from April 27, 2014 to May 18, 2014) from recruiting new subscribers as a result of continuing to offer excessive handset subsidies to new subscribers, despite the order from the KCC prohibiting such subsidies, which is the longest suspension period imposed on us by the Government for providing discriminatory subsidies to subscribers. We expect that the business suspension imposed on us, as well as the continuing restriction by the Government on subsidies we provide, will have an adverse effect on our operating revenues for the first quarter of 2014. Any further suspension of our business or imposition of monetary penalties by the Government could have a material adverse effect on our business.

Researching and Implementing Technology Upgrades and Additional Telecommunication Services

The telecommunications industry is characterized by continual advances and improvements in telecommunications technology, and we have been continually researching and implementing technology upgrades and additional telecommunication services to maintain our competitiveness. For example, we are currently upgrading our broadband network to enable FTTH connection, which provides speed of up to 100 Mbps and better connection quality. FTTH is a telecommunication architecture in which a communication path is provided over optical fiber cables extending from the telecommunications operator’s switching equipment to the boundary of home or office. FTTH uses fiber optic cable, which is able to carry a high-bandwidth signal for longer distances without degradation. FTTH enables us to deliver enhanced products and services that require high bandwidth, such as IP-TV, and other digital media content with stronger stability.

In addition, we have been building more advanced mobile telecommunications networks based on LTE technology, which is generally referred to as 4G technology, and commenced providing commercial 4G LTE services in the Seoul metropolitan area on January 3, 2012. We completed the expansion of our 4G LTE service coverage nationwide in October 2012. Several wireless carriers in the United States, Europe and Asia commenced LTE services in recent years and LTE technology is currently widely accepted as the standard 4G technology. LTE technology enables data to be transmitted faster than W-CDMA, up to 150 Mbps for downloading and up to 50 Mbps for uploading. We expect that the faster data transmission speed of the LTE network, combined with our existing 4G nationwide WiBro network, will allow us to offer significantly improved wireless data transmission services, providing our subscribers with faster wireless access to multimedia content. In January 2012, we also began offering 4G LTE services following the termination of our 2G services. We completed the expansion of our 4G LTE service coverage nationwide in October 2012 and commenced providing wideband LTE services in September 2013, and commercialized Wideband LTE-A services in March 2014, as discussed above.

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

These critical accounting estimates include:

•	allowances for doubtful accounts;

•	useful lives of property and equipment;

•	impairment of long-lived assets, including goodwill;

•	valuation and impairment of investment securities;

•	income taxes;

•	deferred revenue relating to service installation fees and initial subscription fees;

•	post-employment benefit liabilities;

•	provisions; and

•	employee reductions and changes in severance and retirement benefits.

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

Changes in the allowances for doubtful accounts for our trade and other receivables in the three-year period ended December 31, 2013 are summarized as follows:

	Year Ended December 31,
	2011		2012		2013
	(In millions of Won)
Balance at beginning of year	￦	647,139	￦	642,475	￦	644,058
Provision		133,442		113,808		160,166
Reversal or written-off		(167,413)		(127,189)		(127,206)
Changes in the scope of consolidation		26,970		12,119		2,687
Others		2,337		2,845		(1,443)

Balance at end of year	￦	642,475	￦	644,058	￦	678,262

Changes in the allowances for doubtful accounts for our loans receivables in the three-year period ended December 31, 2013 are summarized as follows:

	Year Ended December 31,
	2011		2012		2013
	(In millions of Won)
Balance at beginning of year	￦	35,583	￦	43,587	￦	65,196
Provision		30,808		32,914		40,743
Reversal or written-off		(22,804)		(12,210)		(30,448)
Others		—		905		(2,416)

Balance at end of year	￦	43,587	￦	65,196	￦	73,075

If economic or specific industry trends change, we would adjust our allowances for doubtful accounts by recording additional expense or benefit.

Useful Lives of Property and Equipment

Property and equipment are depreciated using the straight-line method over their useful lives as disclosed in Note 2.11 to the Consolidated Financial Statements. An asset’s residual value and useful lives are reviewed and adjusted at the end of each financial reporting period, and are based on historical experience with similar assets as well as taking into account anticipated technological or other changes. If technological changes were to occur more rapidly than anticipated or in a different form than anticipated, the useful lives assigned to these assets may need to be shortened, resulting in the recognition of increased depreciation expense in future periods. A decrease of remaining estimated useful life by one year of our property and equipment would result in an increase of depreciation expense of approximately ￦286 billion in 2013.

Impairment of Long-Lived Assets, including Goodwill

Long-lived assets generally consist of property and equipment and intangible assets, including goodwill. We review long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. In addition, we evaluate our long-lived assets for impairment each year as part of our annual forecasting process. An impairment loss would be recognized when the asset’s recoverable amount is less than its carrying amount. The recoverable amount of a long-lived asset is the greater of an asset’s fair value less costs to sell and its value in use. For the purpose of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash flows (cash-generating units). The recoverable amounts of cash-generating units are based on their value in use calculated by applying the annual discount rate of 9.4% to the estimated future cash flows based on financial budgets for the next five years. Annual growth rates ranging from 0.0% to 2.0% were applied for the cash flows expected to be incurred after five years. If such assets are considered to be impaired, the impairment to be recognized is measured as the amount by which the carrying amount of the assets exceeds the estimated recovery value.

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

Post-employment Benefit Liabilities

Our accounting of post-employment benefits, which mainly consist of a defined benefit plan (we began offering a defined contribution plan in December 2012), involves judgments about uncertain events including discount rates, life expectancy and future pay inflation. Any changes in these assumptions will impact the carrying amount of the defined benefit liability. The discount rates used to determine the present value of estimated future cash outflows expected to be required to settle the defined benefit liability, are determined at the end of each reporting period by reference to the yield at the reporting date on high-quality corporate bonds that have maturity dates approximating the terms of our benefits obligations and that are denominated in the same currency in which the benefits are expected to be paid. Other key assumptions for defined benefit liability are based in part on current market conditions. For defined contribution plans, we pay contributions to publicly or privately administered pension insurance plans on a mandatory, contractual or voluntary basis, and we have no further payment obligations once the contributions have been paid.

Provisions

We recognize provisions at the end of the reporting period when we have a present legal or constructive obligation, such as litigation or assets requirement obligations, as a result of past events and an outflow of resources required to settle the obligation is probable and can be reliably estimated. We measure provisions at the present value of the expenditures expected to be required to settle the obligation, which are estimated based on factors such as historical experience. We do not recognize provisions for future operating losses and recognize as interest expense any increase in the provisions due to passage of time. See Notes 2.22, 3.7 and 17 to the Consolidated Financial Statements.

Employee Reductions and Changes in Severance and Retirement Benefits

In April 2014, we announced the commencement of a special voluntary early retirement program where we provide employees who had been employed by us for more than 15 years with additional financial incentives to retire early or employment for two years at certain of our subsidiaries or affiliates. On April 23, 2014, our human resources committee determined that 8,304 employees will retire through this special early retirement program. We expect to record approximately ￦1.2 trillion as severance indemnity in connection with this special early retirement program, all of which is expected to be recorded during 2014.

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

During the three years ended December 31, 2013, we are required to adopt certain amendments and interpretations to K-IFRS, relating to presentation of operating profit. Additionally, under K-IFRS, revenue from the development and sale of real estate is recognized using the percentage of completion method. However, under IFRS as issued by the IASB, revenue from the development and sale of real estate is recognized when an individual unit of residential real estate is delivered to the buyer. Furthermore, due to a subsequent event in which early redemption rights were exercised for certain commercial paper guaranteed by KT ENS, our consolidated subsidiary, we recognized financial losses relating to the resulting estimation of guarantee liabilities in our consolidated statements of operations prepared in accordance with IFRS as issued by the IASB, which were not reflected in our financial statements prepared in accordance with K-IFRS, which were issued on March 13, 2014. As a result, the presentation of operating results in our consolidated statements of operations prepared in accordance with IFRS as issued by the IASB included in this annual report differs from the presentation of operating results in our consolidated statements of operations prepared in accordance with K-IFRS. The table below sets forth a reconciliation of our operating profit and net income or loss as presented in our consolidated statements of operations prepared in accordance with IFRS as issued by the IASB for each of the years ended December 31, 2011, 2012 and 2013 to our operating profit and net income or loss in our consolidated statements of operations prepared in accordance with K-IFRS, for each of the corresponding years, taking into account such differences:

	For the Year Ended December 31,
	2011		2012		2013
	(In millions of Won)
Operating profit under IFRS as issued by the IASB	￦	1,987,096	￦	1,680,099	￦	323,384
Effect of changes in operating income presentation		(230,585)		(470,866)		493,589
Revenue recognition of development and sale of real estate		—		—		22,370

Operating profit under K-IFRS	￦	1,756,511	￦	1,209,233	￦	839,343

	For the Year Ended December 31,
	2011		2012		2013
	(In millions of Won)
Net income(loss) under IFRS as issued by the IASB	￦	1,290,763	￦	1,136,973	￦	(87,745)
Profit before income tax
Revenue recognition of development and sale of real estate		—		—		22,370
Guarantee liabilities and loss (KT ENS)		—		—		10,538
Income tax		—		—		(5,414)

Net income(loss) under K-IFRS	￦	1,290,763	￦	1,136,973	￦	(60,251)

Recent Accounting Pronouncements under IFRS

For a summary of new standards, amendments and interpretations issued under IFRS as issued by the IASB but not effective for 2013, and which have not been adopted early by us, see Note 2 to the Consolidated Financial Statements.

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

•	miscellaneous revenues that are primarily derived from information technology and network services, satellite services, security services and real estate development.

Operating Expenses

Our operating expenses primarily include:

•	purchase of inventories, primarily consisting of our sale of mobile handsets and specially designed phones for fixed-line mobile convergence services;

•	salaries and wages, including post-employment benefits, termination benefits and share-based payments;

•	depreciation expenses incurred primarily in connection with our telecommunications network facilities;

•	sales commissions, primarily consisting of commissions to independent dealers related to procurement of mobile subscribers and mobile handset sales;

•	commissions, primarily consisting of commission-based payments for third-party outsourcing services, including commissions to the call center staff;

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

•	interconnection charges, which are interconnection payments to telecommunication service providers for calls from landline users and our mobile subscribers to our competitors’ subscribers.

Operating Results—2012 Compared to 2013

The following table presents selected income statement data and changes therein for 2012 and 2013:

	For the Year Ended December 31,				Changes
					2012 vs. 2013
	2012		2013		Amount		%
	(In billions of Won)
Operating revenues	￦	24,644	￦	24,058	￦	(586)	(2.4)%
Revenue		23,856		23,729		(127)	(0.5)
Others		787		329		(458)	(58.2)
Operating expenses		22,964		23,734		770	3.4

Operating profit		1,680		323		(1,357)	(80.8)
Finance income		499		279		(220)	(44.1)
Finance costs		(782)		(648)		134	(17.1)
Income from jointly controlled entities and associates		18		7		(11)	(61.1)

Profit from continuing operations before income tax		1,415		(38)		(1,453)	N.A.
Income tax expense		278		50		(228)	(82.0)
Profit for the period from continuing operations		1,137		(88)		(1,225)	N.A.
Profit from discontinued operations		(32)		—		32	N.A.

Profit for the period	￦	1,105	￦	(88)		(1,193)	N.A.

N.A. means not available.

Operating Revenues

The following table presents a breakdown of our operating revenues and changes therein for 2012 and 2013:

	For the Year Ended December 31,				Changes
					2012 vs. 2013
	2012		2013		Amount		%
	(In billions of Won)
Mobile services	￦	6,578	￦	6,711	￦	133	2.0%
Fixed-line telephone services:
Local service revenues		2,019		1,850		(169)	(8.4)
Non-refundable service installation fees		32		27		(5)	(15.6)
Domestic long-distance revenues		268		221		(47)	(17.5)
International long-distance revenues		392		342		(50)	(12.8)
Land-to-mobile interconnection revenues		663		544		(119)	(17.9)

Sub-total		3,374		2,984		(390)	(11.6)

	For the Year Ended December 31,				Changes
					2012 vs. 2013
	2012		2013		Amount		%
	(In billions of Won)
Internet services:
Broadband internet access service	￦	2,036	￦	2,011	￦	(25)	(1.2)%
Other Internet-related services		874		985		111	12.7

Sub-total		2,910		2,996		86	3.0
Sale of goods		4,590		4,066		(524)	(11.4)
Data communication services		1,309		1,199		(110)	(8.4)
Financial services		3,320		3,274		(46)	(1.4)
Automobile rental service		253		606		353	139.5
Other		2,310		2,222		(88)	(3.8)

Total operating revenues	￦	24,644	￦	24,058	￦	(586)	(2.4)%

N.A. means not available.

Total operating revenues decreased by 2.4%, or ￦586 billion, from ￦24,644 billion in 2012 to ￦24,058 billion in 2013 primarily due to decreases in our sale of goods, fixed-line telephone service revenues and data communication services revenues, the impact of which was partially offset by increases in our automobile rental service revenues and mobile service revenues.

Mobile Services

Our mobile service revenues increased by 2.0%, or ￦133 billion, from ￦6,578 billion in 2012 to ￦6,711 billion in 2013 primarily due to the launching of our wideband LTE services in September 2013, and the corresponding increase in our average revenue per user, as wideband LTE service products generally have higher rates due to the greater amount of data included in such rates. Such increase in average revenue per user was partially offset by a 0.3% decrease in our mobile subscribers from approximately 16,502,000 as of December 31, 2012 to approximately 16,454,000 in December 31, 2013.

Fixed-line Telephone Services

Our fixed-line telephone service revenues decreased by 11.6%, or ￦390 billion, from ￦3,374 billion in 2012 to ￦2,984 billion in 2013 primarily due to decreases in local service revenues, land-to-mobile interconnection revenues, and international and domestic long-distance revenues. Specifically:

•

Local service revenues decreased by 8.4%, or ￦169 billion, from ￦2,019 billion in 2012 to ￦1,850 billion in 2013. The number of local call pulses decreased by 19.4% from 2012 to 2013, and the number of lines in service decreased by 7.2% from 2012 to 2013, primarily due to the continuing substitution effect from increase in usage of mobile telephone services, Internet phone services and other VoIP services such as Kakaotalk, Line and Skype.

•

Land-to-mobile interconnection revenues decreased by 17.9%, or ￦119 billion, from ￦663 billion in 2012 to ￦544 billion in 2013 primarily due to a decrease in the number of calls made from landline users to mobile subscribers in 2013 compared to 2012. We recognize as land-to-mobile interconnection revenue the entire amount of the usage charge collected from the landline user for a call initiated by a landline user to a mobile service subscriber.

•	International long-distance revenues decreased by 12.8%, or ￦50 billion, from ￦392 billion in 2012 to ￦342 billion in 2013 primarily due to a decrease in the outgoing international long-distance call minutes by 15.7% from 2012 to 2013, primarily due to the continuing substitution effect from increase in usage of Internet phone services and other VoIP services such as Kakaotalk, Line and Skype, as well as a 7.2% decrease in the number of lines in service from 2012 to 2013.

•

Domestic long-distance revenues decreased by 17.5%, or ￦47 billion, from ￦268 billion in 2012 to ￦221 billion in 2013 primarily due to a decrease in the number of domestic long-distance call minutes by 20.2% from 2012 to 2013, primarily due to the continuing substitution effect from increase in usage of mobile telephone services, Internet phone services and other VoIP services such as Kakaotalk, Line and Skype, as well as a 7.2% decrease in the number of lines in service from 2012 to 2013.

Internet Services

Our Internet service revenues increased by 3.0%, or ￦86 billion, from ￦2,910 billion in 2012 to ￦2,996 billion in 2013 primarily due to an increase in the number of IP-TV subscribers from 4.0 million as of December 31, 2012 to 5.0 million as of December 31, 2013, the impact of which was offset in part by an increase in our IP-TV subscribers who participate in bundled products that offer discounts when subscribing to our other services, and an increase in the number of our broadband subscribers from 8.0 million as of December 31, 2012 to 8.1 million as of December 31, 2013.

Sale of Goods

Revenues from sale of goods decreased by 11.4%, or ￦524 billion, from ￦4,590 billion in 2012 to ￦4,066 billion in 2013 primarily due to a decrease in the number of smartphones sold, resulting from increased competition in the mobile handset market, as well as business suspensions imposed on us by the KCC during 2013 in connection with excessive handset subsidies as discussed above.

Data Communications

Data communications service revenues decreased by 8.4%, or ￦110 billion, from ￦1,309 billion in 2012 to ￦1,199 billion in 2013 primarily due to a decrease in revenues from our leased lines, resulting from increased competition in the telecommunications market in Korea.

Financial Services

Financial service revenues decreased by 1.4%, or ￦46 billion, from ￦3,320 billion in 2012 to ￦3,274 billion in 2013 primarily due to a decrease in commission revenues from our financial subsidiaries, in particular BC Card Co., Ltd., resulting from a decrease in the rate of commission BC Card. Co., Ltd. charges for purchases, which in turn resulted from increased competition in the financial services market during 2013.

Automobile Rental

Automobile rental revenues increased by 139.5%, or ￦353 billion, from ￦253 billion in 2012 to ￦606 billion in 2013 primarily due to the recognition of full year income from KT Rental Co., Ltd. in 2013, which became our consolidated subsidiary and related revenues became a part of our consolidated revenue starting in July 2012, following the acquisition of KT Rental’s common stock by Hana Daetoo Securities Co., Ltd. and other investors from the second largest shareholder in July 2012, and the restriction on our control over KT Rental pursuant to a shareholders’ agreement being removed as a result. See Note 37 to the Consolidated Financial Statements.

Others

Other operating revenues decreased by 3.8%, or ￦88 billion, from ￦2,310 billion in 2012 to ￦2,222 billion in 2013 primarily due to a 19.3%, ￦57 billion, or decrease in operating revenues from KT Telecop Co., Ltd., our subsidiary specializing in security services.

Operating Expenses

The following table presents a breakdown of our operating expenses and changes therein for 2012 and 2013:

	For the Year Ended December 31,				Changes
					2012 vs. 2013
	2012		2013		Amount		%
	(In billions of Won)
Salaries and wages	￦	3,097	￦	3,289	￦	192	6.2%
Depreciation		2,894		3,108		214	7.4
Commissions		1,426		1,260		(166)	(11.6)
Interconnection charges		901		885		(16)	(1.8)
Purchase of inventories		4,851		3,566		(1,285)	(26.5)
Changes of inventories		(259)		321		580	N.A.
Sales commission		2,230		2,315		85	3.8
Service cost		1,264		1,834		570	45.1
Card service costs		2,771		2,703		(68)	(2.5)
Others (1)		3,789		4,453		664	17.5

Total operating expenses	￦	22,964	￦	23,734	￦	770	3.4%

N.A. means not available.

(1)	Including other operating expenses (which include miscellaneous expenses, loss on disposal of property and equipment, impairment loss on property and equipment, loss on disposal of intangible assets, loss on disposal of investments in associates and joint ventures, impairment loss on investments in associates and joint ventures, donations and bad debt expenses), amortization of intangible assets, rent, insurance premium, utilities, international interconnection fee, installation fee, taxes and dues, research and development expenses and advertising expenses.

Total operating expenses increased by 3.4%, or ￦770 billion, from ￦22,964 billion in 2012 to ￦23,734 billion in 2013 primarily due to increases in other operating expenses, change of inventories, service costs, depreciation and salaries and wages, the impact of which was partially offset by a decrease in purchase of inventories. Specifically:

•

Other operating expenses increased by 17.5%, or ￦664 billion, from ￦3,789 billion in 2012 to ￦4,453 billion in 2013, primarily due to loss on disposal of approximately ￦277 billion in 2013 in connection with the expenses incurred for our business support system project, as well as loss on disposal of approximately ￦220 billion in 2013 on our obsolete tangible and intangible assets.

•

We recorded an increase in inventories of ￦259 billion in 2012, compared to a decrease of ￦321 billion in 2013, primarily due to temporary year-end accounting treatment of inventories for a shipment of smartphones which were in transit at the end of 2012, as well as an increase in impairment loss by ￦66 billion on our merchandise inventories incurred in 2013 compared to 2012.

•

Service cost increased by 45.1%, or ￦570 billion, from ￦1,264 billion in 2012 to ￦1,834 billion in 2013 as a result of increases in expenses relating to our systems/network integration business and expenses relating to purchase of multimedia contents from third-party developers.

•

Depreciation expenses increased by 7.4%, or ￦214 billion, from ￦2,894 billion in 2012 to ￦3,108 billion in 2013 primarily due to an increase in depreciation expenses of ￦271 billion from a full-year recognition of depreciation expenses of KT Rental’s operating assets, which became our consolidated subsidiary starting in July 2012 as described above.

•

Salaries and wages increased by 6.2%, or ￦192 billion, from ￦3,097 billion in 2012 to ￦3,289 billion in 2013 primarily due to an increase in the number of our employees resulting from our newly consolidated subsidiaries in 2013, as well as an increase in salaries and severance benefits in 2013.

These factors were partially offset by the following:

•

Our operating expenses related to purchase of inventories decreased by 26.5%, or ￦1,285 billion, from ￦4,851 billion in 2012 to ￦3,566 billion in 2013 primarily due to a decrease in the number of smartphones sold as discussed above.

Operating Profit

Due to the factors described above, our operating profit decreased by 80.8%, or ￦1,357 billion, from ￦1,680 billion in 2012 to ￦323 billion in 2013. Our operating margin, which is operating profit as a percentage of operating revenues, decreased from 6.8% in 2012 to 1.3% in 2013.

Finance Income (Costs)

The following table presents a breakdown of our finance income and costs and changes therein for 2012 and 2013:

	For the Year Ended December 31,				Changes
					2012 vs. 2013
	2012		2013		Amount		%
	(In billions of Won)
Interest income	￦	203	￦	109	￦	(94)	(46.3)%
Interest expense		(472)		(450)		22	(4.7)
Net foreign currency transaction gain (loss)		2		6		4	200.0
Net foreign currency translation gain (loss)		259		100		(159)	(61.4)
Net loss on settlement of derivatives		(5)		(3)		2	(40.0)
Net gain (loss) on valuation of derivatives		(241)		(105)		136	(56.4)
Net other finance costs		(29)		(25)		4	(13.8)

Net finance costs	￦	(283)	￦	(368)	￦	(85)	30.0%

N.A. means not available.

Our net finance costs increased by 30.0%, or ￦85 billion, from ￦283 billion in 2012 to ￦368 billion in 2013 primarily due to decreases in net foreign currency translation gain and interest income, the impact of which was partially offset by a decrease in net loss on valuation of derivatives. Specifically:

•

Our net foreign currency translation gain decreased by 61.4%, or ￦159 billion, from ￦259 billion in 2012 to ￦100 billion in 2013, as the Market Average Exchange Rate of the Won against the U.S. dollar appreciated from ￦1,153.3 to US$1.00 as of December 31, 2011 to ￦1,071.1 to US$1.00 as of December 31, 2012, and further appreciated at a lesser pace to ￦1,055.3 to US$1.00 as of December 31, 2013. The impact of such decrease in net foreign currency translation gain was partially offset by a decrease in net loss on valuation of derivatives discussed below.

•

Our interest income decreased by 46.3%, or ￦94 billion, from ￦203 billion in 2012 to ￦109 billion in 2013 primarily due to a decrease in our average balance of interest-earning assets from 2012 to 2013, resulting from a reduction in our accounts receivables from our handset sales in 2013 due to the reasons discussed above, as well as a decrease in general interest rates from 2012 to 2013.

These factors were partially offset by the following:

•

Net loss on valuation of derivatives decreased by 56.4%, or ￦136 billion, from ￦241 billion in 2012 to ￦105 billion in 2013, primarily due to a decrease in losses from our currency swap contracts due to the lower rate of appreciation of the exchange rates of the Won against the Japanese Yen and the U.S. dollar from December 31, 2012 to December 31, 2013.

Income (Loss) from Jointly Controlled Entities and Associates

Income from jointly controlled entities and associates decreased by 61.1%, or ￦11 billion, from ￦18 billion in 2012 to ￦7 billion in 2013, primarily due to the loss of income recognized under this line item from KT Rental in 2013, as it became our consolidated subsidiary in July 2012, and we recorded an income of ￦9 billion from KT Rental in 2012, as any associated gains from KT Rental until July 2012 were recognized under this line item.

Income Tax Expense

Our income tax expense decreased by 82.0%, or ￦228 billion, from ￦278 billion in 2012 to ￦50 billion in 2013 primarily due to our recognition of a loss from continuing operations before income tax of ￦38 billion in 2013 compared to a profit from continuing operation of ￦1,415 billion in 2012. We incurred a tax expense despite incurring a loss before income tax in 2013, as we, in preparing our consolidated financial statements, aggregate the tax results of ourselves and our subsidiaries, which had taxable income. See Note 29 to the Consolidated Financial Statements. We had an effective tax rate of 19.6% in 2012. We had net deferred income tax assets of ￦537 billion as of December 31, 2013.

Profit from Discontinued Operations

We recognized a loss from discontinued operations of ￦32 billion in 2012, compared to none in 2013, primarily due to the loss recognized from our sale of our 93.8% interest in KT Tech, Inc. in August 2012, as well as our share of net loss of KT Tech, Inc. until the completion of sale, which we recorded under this category in 2012, whereas there were no discontinued operations in 2013 which required recognition of income or loss under this category. See Note 40 to the Consolidated Financial Statements.

Profit for the Period

Due to the factors described above, we recorded a profit for the period of ￦1,105 billion in 2012, compared to a loss of ￦88 billion in 2013. Our net income margin, which is profit for the period as a percentage of operating revenues, was 4.5% in 2012, and our net loss margin, which is loss for the period as a percentage of operating revenues, was 0.4% in 2013.

Segment Results—Telecommunication & Convergence Customer Group

Our operating revenues for this segment, prior to adjusting for inter-segment transactions, decreased by 6.2%, or ￦994 billion, from ￦15,932 billion in 2012 to ￦14,938 billion in 2013, primarily due to a decrease in revenues from individual fixed-line telephone subscribers.

Our operating income for this segment, prior to adjusting for inter-segment transactions, decreased by 92.9%, or ￦681 billion, from ￦733 billion in 2012 to ￦52 billion in 2013, as the 6.2% decrease in the segment’s operating revenues outpaced a 2.1% decrease in operating expenses, primarily due to the reasons discussed above. Operating margin, which is operating income as a percentage of total operating revenues prior to adjusting for inter-company sales, decreased from 4.6% in 2012 to 0.3% in 2013.

Depreciation and amortization, prior to adjusting for inter-segment transactions, increased slightly by 0.2%, or ￦5 billion, from ￦2,440 billion in 2012 to ￦2,445 billion in 2013.

Segment Results—Global & Enterprise Group

Our operating revenues for this segment, prior to adjusting for inter-segment transactions, decreased by 0.5%, or ￦14 billion, from ￦2,931 billion in 2012 to ￦2,917 billion in 2013, primarily due to the spin-offs of KT Sat Co., Ltd., KT Estate Inc. and KT Media Hub Co., Ltd. during 2013 and the corresponding decrease in operating revenues from such subsidiaries which were recognized under this segment.

Our operating income for this segment, prior to adjusting for inter-segment transactions, decreased by 27.8%, or ￦91 billion, from ￦327 billion in 2012 to ￦236 billion in 2013, as operating revenues decreased by 0.5% while operating expenses increased by 3.0%, primarily due to an increase in rental expenses recognized under this segment in connection with the sale and leaseback transactions of certain real estate properties which occurred during 2011 and 2012. Operating margin decreased from 11.2% in 2012 to 8.1% in 2013.

Depreciation and amortization, prior to adjusting for inter-segment transactions, increased by 0.2%, or ￦1 billion, from ￦485 billion in 2012 to ￦486 billion in 2013.

Segment Results—Finance/Rental Business Group

Our operating revenues for this segment, prior to adjusting for inter-segment transactions, increased by 9.0%, or ￦336 billion, from ￦3,717 billion in 2012 to ￦4,053 billion in 2013, primarily due to the consolidation of full year revenues in 2013 from KT Rental Co., Ltd. which became our consolidated subsidiary starting in July 2012.

Our operating income for this segment, prior to adjusting for inter-segment transactions, increased by 51.4%, or ￦95 billion, from ￦185 billion in 2012 to ￦280 billion in 2013, as the 9.0% increase in the segment’s operating revenues outpaced a 6.8% increase in operating expenses, primarily due to the reasons discussed above. Operating margin increased from 5.0% in 2012 to 6.9% in 2013.

Depreciation and amortization, prior to adjusting for inter-segment transactions, increased by 119.8%, or ￦218 billion, from ￦182 billion in 2012 to ￦400 billion in 2013, primarily due to the effect of full-year consolidation of KT Rental Co., Ltd. and the related assets in 2013 as described above, as well as additional purchases of automobiles by KT Rental Co., Ltd. during 2013 which increased the depreciable asset base.

Segment Results—Others

Our operating revenues for this segment, prior to adjusting for inter-segment transactions, increased by 19.8%, or ￦842 billion, from ￦4,252 billion in 2012 to ￦5,094 billion in 2013, primarily due to the spin-offs of KT Sat Co., Ltd., KT Estate Inc. and KT Media Hub Co., Ltd. during 2013 and the corresponding recognition of operating revenues from such subsidiaries under this segment.

Our operating income for this segment, prior to adjusting for inter-segment transactions, increased by 245.8%, or ￦204 billion, from ￦83 billion in 2012 to ￦287 billion in 2013, as the 19.8% increase in the segment’s operating revenues outpaced a 15.3% increase in operating expenses, primarily due to the reasons discussed above. The operating margin increased from 2.0% in 2012 to 5.6% in 2013.

Depreciation and amortization, prior to adjusting for inter-segment transactions, increased by 58.5%, or ￦86 billion, from ￦147 billion in 2012 to ￦233 billion in 2013, primarily due to the increase in depreciable assets under this segment due to the spin-off of subsidiaries as discussed above.

Operating Results—2011 Compared to 2012

The following table presents selected income statement data and changes therein for 2011 and 2012:

	For the Year Ended December 31,				Changes
					2011 vs. 2012
	2011		2012		Amount		%
	(In billions of Won)
Operating revenues	￦	22,088	￦	24,644	￦	2,556	11.6%
Revenue		21,311		23,856		2,545	11.9
Others		777		787		10	1.3
Operating expenses		20,101		22,964		2,863	14.2

Operating profit		1,987		1,680		(307)	(15.5)
Finance income		270		499		229	84.8
Finance costs		(642)		(782)		(140)	21.8
Income (loss) from jointly controlled entities and associates		(6)		18		24	N.A.

Profit from continuing operations before income tax		1,609		1,415		(194)	(12.1)
Income tax expense		318		278		(40)	(12.6)
Profits for the year from continuing operations		1,291		1,137		(154)	(11.9)
Profit (loss) from discontinued operations		165		(32)		(197)	N.A.

Profit for the period	￦	1,455	￦	1,105	￦	(350)	(24.1)%

N.A. means not available.

Operating Revenues

The following table presents a breakdown of our operating revenues and changes therein for 2011 and 2012:

	For the Year Ended December 31,				Changes
					2011 vs. 2012
	2011		2012		Amount		%
	(In billions of Won)
Mobile services	￦	6,813	￦	6,578	￦	(235)	(3.4)%
Fixed-line telephone services:
Local service revenues		2,286		2,019		(267)	(11.7)
Non-refundable service installation fees		38		32		(6)	(15.8)
Domestic long-distance revenues		308		268		(40)	(13.0)
International long-distance revenues		398		392		(6)	(1.5)
Land-to-mobile interconnection revenues		782		663		(119)	(15.2)

Sub-total		3,812		3,374		(438)	(11.5)
Internet services:
Broadband internet access service		1,868		2,036		168	9.0
Other Internet-related services		867		874		7	0.8

Sub-total		2,735		2,910		175	6.4
Sale of goods		4,369		4,590		221	5.0
Data communication services		1,271		1,309		38	3.0
Financial services		996		3,320		2,324	233.3
Automobile rental service		—		253		253	N.A.
Other		2,090		2,310		220	10.5

Total operating revenues	￦	22,088	￦	24,644	￦	2,556	11.6%

N.A. means not available.

Total operating revenues increased by 11.6%, or ￦2,556 billion, from ￦22,088 billion in 2011 to ￦24,644 billion in 2012 primarily due to increases in our financial service revenues, other revenues and automobile rental service revenues, the impact of which was partially offset by decreases in our fixed-line telephone service revenues and mobile service revenues.

Mobile Services

Our mobile service revenues decreased by 3.4%, or ￦235 billion, from ￦6,813 billion in 2011 to ￦6,578 billion in 2012 primarily due to various rate reduction measures we adopted in August 2011 upon discussion with the KCC, in particular for those applicable to 3G smartphones, the impact of which was further enhanced by a decrease in our mobile subscribers from 16.6 million as of December 31, 2011 to 16.5 million as of December 31, 2012. For a discussion of reduction in rates for our mobile services, see “Item 4.B.—Business Overview—Revenues and Rates—Mobile Services.”

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

Sale of Goods

Revenues from sale of goods increased by 5.0%, or ￦221 billion, from ￦4,369 billion in 2011 to ￦4,590 billion in 2012 primarily due to an increase in the number of smartphones sold, in particular LTE smartphones, that had relatively higher prices.

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

Automobile Rental

We did not record any automobile rental service revenues in 2011, while we recorded revenues of ￦253 billion in 2012, due to the consolidation of KT Rental Co., Ltd. starting in July 2012 as a result of acquisition of KT Rental’s common stock by Hana Daetoo Securities Co., Ltd. and other investors from the second largest shareholder in July 2012, and the restriction on our control over KT Rental pursuant to a shareholders’ agreement being removed as a result. See Note 37 to the Consolidated Financial Statements.

Others

Other operating revenues increased by 10.5%, or ￦220 billion, from ￦2,090 billion in 2011 to ￦2,310 billion in 2012 primarily due to a ￦112 billion increase in revenues (after intercompany elimination) from H&C Network, which provides call center services to BC Card Co., Ltd. and other financial service providers, as a result of the recognition of full year income from H&C Network in 2012, which became our consolidated subsidiary and related revenues became a part of our consolidated revenue starting in October 2011, a ￦85 billion increase in revenues from KT Skylife as a result of an increase in subscribers in 2012 compared to 2011, and the increases in related installment fees and home shopping network sales, and a ￦56 billion increase in revenues from KT Networks Corporation (which changed its name to KT ENS Corporation in 2013) as a result of an increase in our network construction projects as well as sales in our ecologically safe or “green” information technology equipment. Such increases were offset in part by a ￦47 billion decrease in gains from sale and leaseback of land and buildings to our equity-method investee or special purpose companies specializing in real estate investments, from ￦298 billion in 2011 to ￦251 billion in 2012. See Note 26 to the Consolidated Financial Statements.

Operating Expenses

The following table presents a breakdown of our operating expenses and changes therein for 2011 and 2012:

	For the Year Ended December 31,				Changes
					2011 vs. 2012
	2011		2012		Amount		%
	(In billions of Won)
Salaries and wages	￦	2,854	￦	3,097	￦	243	8.5
Depreciation		2,645		2,894		249	9.4
Commissions		1,448		1,426		(22)	(1.5)
Interconnection charges		1,116		901		(215)	(19.3)
Purchase of inventories		4,519		4,851		332	7.3
Changes of inventories		36		(259)		(295)	N.A.
Sales commission		1,865		2,230		365	19.6
Service cost		1,331		1,264		(67)	(5.0)
Card service costs		708		2,771		2,063	291.4
Others (1)		3,579		3,789		210	5.9

Total operating expenses	￦	20,101	￦	22,964	￦	2,863	14.2%

N.A. means not available.

(1)	Including other operating expenses (which include miscellaneous expenses, loss on disposal of property and equipment, impairment loss on property and equipment, loss on disposal of intangible assets, loss on disposal of investments in associates and joint ventures, impairment loss on investments in associates and joint ventures, donations and bad debt expenses), amortization of intangible assets, rent, insurance premium, utilities, international interconnection fee, installation fee, taxes and dues, research and development expenses and advertising expenses.

Total operating expenses increased by 14.2%, or ￦2,863 billion, from ￦20,101 billion in 2011 to ￦22,964 billion in 2012 primarily due to increases in card service costs, purchase of handsets, sales commission and depreciation, the impact of which was partially offset by decreases in change of inventories and interconnection charges. Specifically:

•

Card service costs increased by 291.4%, or ￦2,063 billion, from ￦708 billion in 2011 to ￦2,771 billion in 2012 primarily due to the consolidation of the full year expenses of BC Card Co., Ltd. in 2012 compared to only three months of expenses in 2011 as described above.

•	Our operating expenses related to purchase of inventories increased by 7.3%, or ￦332 billion, from ￦4,519 billion in 2011 to ￦4,851 billion in 2012 primarily due to an increase in the number of smart phones sold. However, the rate of increase in our expenses relating to purchase of handsets was higher than the rate of increase in our revenues relating to sale of goods, due to the decrease in our margins as a result of increased competition.

•

Sales commissions, which primarily relate to commissions to our third-party vendors for sales of mobile handsets and mobile and fixed-line service products, increased by 19.6%, or ￦365 billion, from ￦1,865 billion in 2011 to ￦2,230 billion in 2012 primarily due to increases in sales of our LTE mobile service products and LTE smartphones by such third-party vendors, as a result of increases in our total mobile subscribers and subscribers switching to LTE services in 2012.

•

Depreciation expenses increased by 9.4%, or ￦249 billion, from ￦2,645 billion in 2011 to ￦2,894 billion in 2012 primarily due to an increase in depreciation expenses of ￦175 billion from depreciation expenses of KT Rental’s operating assets, which became our consolidated subsidiary starting in July 2012 as explained above, as well as an increase in depreciation expenses of ￦84 billion from an increase in capital expenditures made by KT Corporation, primarily for LTE-related structures.

These factors were partially offset by the following:

•

We recorded operating expenses relating to changes of inventories, which represent a decrease in our inventories, of ￦36 billion in 2011, compared to an increase in inventories of ￦259 billion in 2012, primarily due to temporary year-end accounting treatment of inventories for a shipment of smartphones which were in transit at the end of the year.

•

Interconnection charges decreased by 19.3%, or ￦215 billion, from ￦1,116 billion in 2011 to ￦901 billion in 2012 primarily due to decreases in land-to-mobile and mobile-to-mobile interconnection rates charged by other telecommunications operators or are set by the KCC, as applicable, as well as a decrease in the number of calls made from fixed-line phones to mobile phones.

Operating Profit

Due to the factors described above, our operating profit decreased by 15.5%, or ￦307 billion, from ￦1,987 billion in 2011 to ￦1,680 billion in 2012. Our operating margin, which is operating profit as a percentage of operating revenues, decreased from 9.0% in 2011 to 6.8% in 2012.

Finance Income (Costs)

The following table presents a breakdown of our finance income and costs and changes therein for 2011 and 2012:

	For the Year Ended December 31,				Changes
					2011 vs. 2012
	2011		2012		Amount		%
	(In billions of Won)
Interest income	￦	152	￦	203	￦	51	33.6%
Interest expense		(481)		(472)		9	(1.9)
Net foreign currency transaction gain (loss)		10		2		(8)	(80.0)
Net foreign currency translation gain (loss)		(80)		259		339	N.A.
Net loss on settlement of derivatives		(27)		(5)		22	(81.5)
Net gain (loss) on valuation of derivatives		55		(241)		(296)	N.A.
Net other finance costs		(1)		(29)		(28)	2,800.0%

Net finance costs	￦	(372)	￦	(283)	￦	89	(23.9)%

N.A. means not available.

Our net finance costs decreased by 23.9%, or ￦89 billion, from ￦372 billion in 2011 to ￦283 billion in 2012 primarily due to our recognition of net foreign currency translation loss in 2011 compared to a net gain in 2012 and an increase in interest income, the impact of which was partially offset by our recognition of net gain on valuation of derivatives in 2011, compared to a net loss in 2012. Specifically:

•

We recorded net foreign currency translation loss of ￦80 billion in 2011 compared to net foreign currency translation gain of ￦259 billion in 2012 as the Market Average Exchange Rate of the Won against the U.S. dollar depreciated from ￦1,138.9 to US$1.00 as of December 31, 2010 to ￦1,153.3 to US$1.00 as of December 31, 2011 but it appreciated to ￦1,071.1 to US$1.00 as of December 31, 2012. The impact of such net foreign currency translation gain was partially offset by a net loss on valuation of derivatives discussed below.

•

Our interest income increased by 33.6%, or ￦51 billion, from ￦152 billion in 2011 to ￦203 billion in 2012 primarily due to an increase in our average balance of interest-earning assets from 2011 to 2012, including our holdings of cash and cash equivalents.

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

Income (Loss) from Jointly Controlled Entities and Associates

We recorded a loss from jointly controlled entities and associates of ￦6 billion in 2011 compared to a gain from jointly controlled entities and associates of ￦18 billion in 2012 primarily due to a gain of ￦9 billion recorded in connection with our share of KT Rental’s net income until July 2012 (KT Rental became our consolidated subsidiary starting in July 2012 as described above, and any associated gains until July 2012 are recognized under this category), whereas the loss in 2011 primarily resulted from a one-time unrealized loss of ￦30 billion recorded in connection with the sale and leaseback of certain of our properties to K-REALTY CR-REIT I, our equity-method investee specializing in real estate investments established in December 2011.

Income Tax Expense

Our income tax expense decreased by 12.6%, or ￦40 billion, from ￦318 billion in 2011 to ￦278 billion in 2012 primarily due to a decrease in our profit from continuing operations before income tax by 12.1%, or ￦194 billion, from ￦1,609 billion in 2011 to ￦1,415 billion in 2012. See Note 29 to the Consolidated Financial Statements. As a result of the foregoing, our effective tax rate decreased from 19.8% in 2011 to 19.6% in 2012. We had net deferred income tax assets of ￦473 billion as of December 31, 2012.

Profit from Discontinued Operations

We recognized profit from discontinued operations of ￦165 billion in 2011, compared to loss from discontinued operations of ￦32 billion in 2012, primarily due to profits recognized from our sale of our 79.96% controlling interest in New Telephone Company to Vimpel-Communications in June and

October 2011, as well as our share of net income of New Telephone Company until the completion of sale, and the loss recognized from our sale of our 93.8% interest in KT Tech, Inc. in August 2012, as well as our share of net loss of KT Tech, Inc. until the completion of sale, which we recorded under this category. See Note 40 to the Consolidated Financial Statements.

Profit for the Period

Due to the factors described above, our profit for the period decreased by 24.1%, or ￦350 billion, from ￦1,455 billion in 2011 to ￦1,105 billion in 2012. Our net income margin, which is profit for the period as a percentage of operating revenues, decreased from 6.6% in 2011 to 4.5% in 2012.

Segment Results—Telecommunication & Convergence Customer Group

Our operating revenues for this segment, prior to adjusting for inter-segment transactions, decreased by 1.4%, or ￦224 billion, from ￦16,156 billion in 2011 to ￦15,932 billion in 2012, primarily due to a decrease in revenues from individual fixed-line telephone subscribers as well as decrease in revenues from our mobile services resulting from a reduction in our mobile service charges.

Our operating income for this segment, prior to adjusting for inter-segment transactions, decreased by 35.7%, or ￦407 billion, from ￦1,140 billion in 2011 to ￦733 billion in 2012, as the segment recorded a 1.4% decrease in operating revenues while recording a 1.2% increase in operating expenses, primarily due to the reasons discussed above. Operating margin, which is operating income as a percentage of total operating revenues prior to adjusting for inter-company sales, decreased from 7.1% in 2011 to 4.6% in 2012.

Depreciation and amortization, prior to adjusting for inter-segment transactions, increased by 4.7%, or ￦110 billion, from ￦2,330 billion in 2011 to ￦2,440 billion in 2012, primarily due to an increase in capital expenditures made for structures relating to our LTE network.

Segment Results—Global & Enterprise Group

Our operating revenues for this segment, prior to adjusting for inter-segment transactions, decreased by 7.5%, or ￦236 billion, from ￦3,167 billion in 2011 to ￦2,931 billion in 2012, primarily due to a decrease in revenues from sales of tangible assets (such as real estate and copper from our decommissioned telephone cables that are recognized in this segment) in 2012 compared to 2011, primarily due to adverse real estate and metal market conditions in 2012.

Our operating income for this segment, prior to adjusting for inter-segment transactions, decreased by 37.8%, or ￦199 billion, from ￦526 billion in 2011 to ￦327 billion in 2012, as the 7.5% decrease in the segment’s operating revenues outpaced a 1.4% decrease in operating expenses, primarily due to the reasons discussed above. Operating margin decreased from 16.6% in 2011 to 11.2% in 2012.

Depreciation and amortization, prior to adjusting for inter-segment transactions, decreased by 4.0%, or ￦20 billion, from ￦505 billion in 2011 to ￦485 billion in 2012, primarily due to the spin-off of our satellite business by establishing KT Sat Co., Ltd. in December 2012, and the resulting reduction in related depreciable assets.

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

Our operating income for this segment, prior to adjusting for inter-segment transactions, increased by 400.0%, or ￦148 billion, from ￦37 billion in 2011 to ￦185 billion in 2012, as the 267.7% increase in the segment’s operating revenues outpaced the 262.6% increase in operating expenses, primarily due to the reasons discussed above. Operating margin, which is operating income as a percentage of total operating revenues prior to adjusting for inter-company sales, increased from 3.7% in 2011 to 5.0% in 2012.

Depreciation and amortization, prior to adjusting for inter-segment transactions, increased by 970.6%, or ￦165 billion, from ￦17 billion in 2011 to ￦182 billion in 2012, primarily due to the effect of consolidation of KT Rental Co., Ltd. and the related assets starting in July 2012 as described above.

Segment Results—Others

Our operating revenues for this segment, prior to adjusting for inter-segment transactions, increased by 5.3%, or ￦213 billion, from ￦4,039 billion in 2011 to ￦4,252 billion in 2012, primarily due to increases in revenues from H&C Network Co., Ltd. and KT Skylife Co., Ltd. as discussed above.

Our operating income for this segment, prior to adjusting for inter-segment transactions, decreased by 21.0%, or ￦22 billion, from ￦105 billion in 2011 to ￦83 billion in 2012, as the 5.3% increase in operating revenues was outpaced by a 6.0% increase in operating expenses, primarily due to the reasons discussed above. Operating margin decreased from 2.6% in 2011 to 2.0% in 2012.

Depreciation and amortization, prior to adjusting for inter-segment transactions, increased by 20.5%, or ￦25 billion, from ￦122 billion in 2011 to ￦147 billion in 2012, primarily due to an increase in 2012 of depreciable assets owned by KT Skylife such as home satellite equipment, as a result of an increase in subscribers.

Item 5.B.  Liquidity and Capital Resources

The following table sets forth the summary of our cash flows for the periods indicated:

	For the Years Ended December 31,
	2011		2012		2013
	(In billions of Won)
Net cash provided by operating activities	￦	2,164	￦	5,725	￦	4,111
Net cash used in investing activities		(2,666)		(3,851)		(3,783)
Net cash provided by (used in) financing activities		772		(1,278)		(312)
Cash and cash equivalents at beginning of period		1,179		1,462		2,058
Cash and cash equivalents at end of period		1,462		2,058		2,071
Net increase (decrease) in cash and cash equivalents		284		595		13

Capital Requirements

Historically, our capital requirements consisted principally of purchases of property and equipment and other assets and repayments of borrowings. In our investing activities, we used cash of ￦3,236 billion in 2011, ￦3,760 billion in 2012 and ￦3,088 billion in 2013 for the acquisition of property and equipment and investment property, primarily construction-in-progress. In our financing activities, we used cash of ￦6,058 billion in 2011, ￦4,591 billion in 2012 and ￦5,956 billion in 2013 for repayment of borrowings and bonds.

In recent years, we have also required capital for payments of retirement and severance benefits related to our early retirement programs. We recorded payments of severance benefits of ￦235 billion in 2011, ￦111 billion in 2012 and ￦371 billion in 2013.

From time to time, we may also require capital for investments involving acquisitions, including shares of our affiliates, and strategic relationships. For example, we acquired redeemable convertible preferred stock with voting rights and convertible bonds of KT Skylife for ￦246 billion in January 2011, which increased our interest in the company from 32.1% to 53.1% subsequent to exercise of conversion rights. In October 2011, we, through our subsidiary KT Capital Co., Ltd., acquired an additional 1,622,520 common shares of BC Card Co., Ltd. from Woori Bank for approximately ￦252 billion. We acquired an additional 1,349,920 common shares of BC Card Co., Ltd. in January 2012 for approximately ￦287 billion, and owned a 69.54% interest in BC Card Co., Ltd. as of December 31, 2013. Any such additional investments or acquisitions may require significant capital.

Our cash dividends paid to shareholders and non-controlling interests amounted to ￦595 billion in 2011, ￦498 billion in 2012 and ￦511 billion in 2013.

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

Payments of contractual obligations and commitments will also require considerable resources. In our ordinary course of business, we routinely enter into commercial commitments for various aspects of our operations, including repair and maintenance. We have also provided guarantees to our affiliates. See Note 20 to the Consolidated Financial Statements for a disclosure of the guarantees provided.

The following table sets forth selected information regarding our contractual obligations to make future payments as of December 31, 2013:

	Payments Due by Period
Contractual Obligations (1)	Total		Less than 1 Year		1-3 Years		4-5 Years		After 5 Years
	(In billions of Won)
Long-term debt obligations (including current portion of long-term debt)	￦	10,873	￦	2,382	￦	4,097	￦	2,673	￦	1,721
Capital lease obligations (including any interests)		75		22		53		—		—
Operating lease obligations		633		78		152		156		247
Severance payment obligations (2)		4,655		112		298		398		3,847
Long-term accounts payable—others		1,177		276		372		204		325

Total	￦	17,413	￦	2,870	￦	4,972	￦	3,431	￦	6,140

Estimate of interest payment based on contractual interest rates effective as of December 31, 2013	￦	1,624	￦	401	￦	538	￦	261	￦	424

(1)	Contractual obligations represent contractual liabilities as of the consolidated balance sheet date excluding refundable deposits for telephone installation and accruals for customer call bonus points, which do not have definitive payment schedules.

(2)	Does not include any severance payments due beyond 10 years, due to the uncertainties involved in the calculation of such payments.

Capital Resources

We have traditionally met our working capital and other capital requirements principally from cash provided by operations, while raising the remainder of our requirements primarily through debt financing. From time to time, we have also disposed of our treasury shares to meet our capital requirements.

Our major sources of cash have been net cash provided by operating activities, including profits for the period, expenses not involving cash payments such as depreciation and amortization, and proceeds from issuance of bonds and borrowings. We expect that these sources will continue to be our principal sources of cash in the future. Profit for the period was ￦1,455 billion in 2011 and ￦1,105 billion in 2012, and we recorded a loss for the period of ￦88 billion in 2013 due to the reasons discussed in Item 5.A. Operating Results. Depreciation and amortization of intangible assets was ￦2,996 billion in 2011, ￦3,314 billion in 2012 and ￦3,621 billion in 2013 primarily reflecting our capital investment activities during the recent years, including our purchase of bandwidths for our operations, investments in LTE-related structures and acquisition of real estate. Cash proceeds from issuance of bonds and borrowings were ￦7,262 billion in 2011,￦4,259 billion in 2012 and ￦6,200 billion in 2013. As of December 31, 2013, we held 17,308,160 treasury shares.

In 2013, we spun off a portion of our trade receivables relating to handset sales to several special purpose companies, as part of our efforts to improve our cash and asset management. We also entered into asset management agreements with each of these special purpose companies, and will be receiving management fees from such companies. See Note 20 to the Consolidated Financial Statements.

We believe that we have sufficient working capital available to us for our current requirements and that we have a variety of alternatives available to us to satisfy our financial requirements to the extent that they are not met by funds generated by operations, including the issuance of debt securities and bank borrowings denominated in Won and various foreign currencies. For example, we successfully issued US$350 million of 3.875% notes due 2017 in January 2012, three series of notes for an aggregate amount of Japanese Yen 30 billion in January 2013, three series of notes for an aggregate amount of ￦410 billion in April 2013, US$300 million floating rate notes due 2018 in August 2013 and ￦300 billion of commercial paper due 2019 in February 2014. See Note 41 to the Consolidated Financial Statements. However, our ability to rely on some of these alternatives could be affected by factors such as the liquidity of the Korean and the global financial markets, prevailing interest rates, our credit rating and the Government’s policies regarding Won currency and foreign currency borrowings. Other factors which could materially affect our liquidity in the future include unanticipated increase in capital expenditures and decrease in cash provided by operations resulting from a significant decrease in demand for our services. We may also need to raise additional capital sooner than we expect in order to fund unanticipated investments and acquisitions.

Our total equity was ￦12,588 billion as of December 31, 2011, ￦13,218 billion as of December 31, 2012 and ￦12,837 billion as of December 31, 2013.

Liquidity

We had a working capital (current assets minus current liabilities) surplus of ￦1,067 billion as of December 31, 2011, deficit of ￦750 billion as of December 31, 2012 and deficit of ￦1,252 billion as of December 31, 2013. The following table sets forth the summary of our significant current assets for the periods indicated:

	As of December 31,
	2011		2012		2013
	(In billions of Won)
Cash and cash equivalents	￦	1,462	￦	2,058	￦	2,071
Short-term loans receivables, net		698		668		839
Trade and other receivables, net		6,191		5,908		5,240
Inventories, net		676		935		674

Our cash, cash equivalents and net short-term loans receivable maturing within one year totaled ￦2,160 billion as of December 31, 2011, ￦2,726 billion as of December 31, 2012 and ￦2,910 billion as of December 31, 2013. Under IFRS as issued by IASB, bank deposits held at call and all other highly liquid temporary cash instruments within maturities of three months are considered as cash equivalents. Short-term loans receivables primarily consist of loans and other non-derivative financial assets with fixed or determinable payments that are not quoted in an active market with maturities of twelve months or less.

The following table sets forth the summary of our significant current liabilities for the periods indicated:

	As of December 31,
	2011		2012		2013
	(In billions of Won)
Trade and other payables	￦	5,902	￦	7,221	￦	7,414
Borrowings		2,125		3,197		3,021

As of December 31, 2013, we entered into various commitments with financial institutions totaling ￦2,892 billion and US$81 million. See Note 20 to the Consolidated Financial Statements. As of December 31, 2013, ￦155 billion was used under these facilities. We have not had, and do not believe that we will have, difficulty gaining access to short-term financing sufficient to meet our current requirements.

Capital Expenditures

We used cash of ￦3,236 billion in 2011, ￦3,760 billion in 2012 and ￦3,088 billion in 2013 for the acquisition of property and equipment and investment property, primarily construction-in-progress.

Our current capital expenditure plan, on a non-consolidated basis, calls for the expenditure of approximately ￦2,700 billion in 2014, which may be adjusted depending on market conditions and our results of operations. The principal components of our capital investment plans are:

•	approximately ￦1,014 billion in general expansion and modernization of our wireless network infrastructure (including approximately ￦978 billion in capital investments for LTE service);

•	approximately ￦1,209 billion for general expansion and modernization of our fixed-line network infrastructure; and

•	approximately ￦477 billion in capital investments for our other services, including overhead costs.

Inflation

We do not consider that inflation in Korea has had a material impact on our results of operations in recent years. Inflation in Korea was 4.0% in 2011, 2.2% in 2012 and 1.3% in 2013. See “Item 3. Key Information—Item 3.D. Risk Factors—Korea is our most important market, and our current business and future growth could be materially and adversely affected if economic conditions in Korea deteriorate.”

Item 5.C.  Research and Development, Patents and Licenses, Etc.

In order to maintain our leadership in the converging telecommunications business environment and develop additional platforms, services and applications, we operate:

•	a new business development and incubation center;

•	an infrastructure R&D laboratory;

•	a service R&D laboratory; and

•	a convergence R&D laboratory.

As of December 31, 2013, KT Corporation had 5,183 registered patents domestically and 808 registered patents internationally.

The MSIP has the authority to recommend to network service providers that they provide funds for national research and development of telecommunications technology and related projects. The required annual contribution is 0.5% (0.75% for market dominant service providers like us) of revenues attributable to key communications services (excluding revenues from telecommunications service using an allotted frequency if the consideration for such allotted frequency has been paid) from wireless subscribers for the previous year, and is applicable only to those network service providers who have at least ￦30 billion in total sales for the previous year and have recorded no net loss in the current period. Under the policy, the maximum amount of the annual contribution to be made cannot exceed 70.0% of the net profit for the corresponding period of each company. Including such contributions, total expenditures (which include capitalized expenses) on research and development were ￦304 billion in 2011, ￦476 billion in 2012 and ￦309 billion in 2013.

In recent years, we have focused our research and development efforts in the following areas:

•	simplifying complex core networks and reducing costs;

•	combining in-building management solutions for fixed-line and wireless networks;

•	combining operation management systems for fixed-line and wireless networks;

•	finding solutions for ultra-definition television set top box and additional solutions for smart IPTV;

•	aggregating heterogeneous wireless access for double network throughput;

•	a broadband internet solution that is 10 times faster using legacy copper and fiber lines;

•	a smart-grid platform for global energy control operation centers from South Korea to Finland;

•	a telecommunication cloud solution which combines network resource virtualization with cloud computing resource; and

•	creating a new convergence business model based on Information Communication Technology (ICT) and incubating new businesses.

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

Our current directors are as follows:

Name	Position	Director Since	Date of Birth	Expiration of Term of Office
Non-Independent Directors (1)

Chang-Gyu Hwang	Chief Executive Officer	January 2014 (2)	January 23, 1953	2017
Hoon Han	Senior Executive Vice President	March 2014	March 23, 1958	2015
Heon Moon Lim	Senior Executive Vice President	March 2014	November 15, 1960	2015

Outside Directors (1)

Do Kyun Song	Chairperson of the Board of Directors, Advisor, Bae, Kim & Lee LLC	March 2013	September 20, 1943	2016
Keuk Je Sung	Professor, Graduate School of Pan Pacific International Studies, Kyunghee University	March 2012	June 4, 1943	2015
Sang Kyun Cha	Professor, Department of Electrical and Computer Engineering, Seoul National University	March 2012	February 19, 1958	2016
Jong-Goo Kim	Of Counsel, New Dimension Law Group	March 2014	July 7, 1941	2017
Chu-Hwan Yim	Honorary President, Korean Institute of Communications and Information Sciences	March 2014	February 9, 1949	2016
Pil Hwa Yoo	Professor, Graduate School of Business, Sungkyunkwan University	March 2014	January 13, 1954	2015
Suk-Gwon Chang	Professor, Department of Business Administration, Hanyang University	March 2014	February 21, 1956	2015
Dae-Keun Park	Professor, Department of Economics and Finance, Hanyang University	March 2014	March 15 1958	2017

(1)	All of our non-independent and outside directors beneficially own less than one percent of the issued shares of KT Corporation in the aggregate.

(2)	On November 12, 2013, Mr. Suk-Chae Lee resigned from his position as the President and Chief Executive Officer of KT Corporation. Mr. Chang-Gyu Hwang’s appointment as the new Chief Executive Officer was approved at an extraordinary general meeting of shareholders held on January 27, 2014.

Chang-Gyu Hwang is a non-independent director and has served as our chief executive officer since January 2014. Prior to joining us, he served as a Distinguished Chair Professor at Sungkyunkwan University, president and National Chief Technology Officer of the Office of Strategic Research and Development Planning at the former Ministry of Knowledge and Economy, president and chief technology officer of the Corporate Technology Office at Samsung Electronics Co., Ltd. and as president and chief executive officer of the Semiconductor Business at Samsung Electronics Co., Ltd. Mr. Hwang holds a bachelor’s degree and a master’s degree in electric engineering from Seoul National University and a Ph.D. in electronic and computer engineering from the University of Massachusetts, Amherst.

Hoon Han is a non-independent director and has served as the senior executive vice president of the Corporate Planning Group since February 2014. He has previously served as the chairperson of the board of directors of Spatial Information Industry Promotion Institute, chief executive officer of KT Networks and as executive director of KT’s Home Consumer Strategy department. Mr. Han holds a bachelor’s degree in industrial engineering from Seoul National University, a master’s degree in industrial engineering from Korea Advanced Institute of Science and Technology, and a Ph.D. in engineering economic systems from Stanford University.

Heon Moon Lim is a non-independent director and has served as senior executive vice president of KT’s Customer Business Group since February 2014. He has previously served as a professor of economics and management at Chungnam University, executive director for KT’s Telecom & Convergence department, and as executive director of KT’s Home Consumer department. Mr. Lim holds a bachelor’s degree in business administration from Yonsei University and a Ph.D. in business administration from Seoul National University.

Do Kyun Song has served as our outside director since March 2013. He is currently an advisor to the law firm of Bae, Kim & Lee LLC. He was formerly a standing member of the KCC and the chief executive officer of Seoul Broadcasting System Co., Ltd. Mr. Song holds a bachelor’s degree in Spanish literature from Hanguk University of Foreign Studies.

Keuk Je Sung has served as our outside director since March 2012. He is currently a professor at Kyunghee University Graduate School of Pan-Pacific International Studies. He was formerly Korea’s chief negotiator to the World Trade Organization’s General Agreement on Trade in Services. Mr. Sung holds a Ph.D. in managerial economics and decision sciences from Kellogg Graduate School of Business at Northwestern University.

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

Jong-Goo Kim has served as our outside director since March 2014. He is currently of counsel to the New Dimension Law Group. Previously, he served as the minister of the Ministry of Justice and as the head of the Seoul Supreme Prosecutors’ Office. Mr. Kim holds both a bachelor’s and a master’s degree in law from Seoul National University and a Ph.D. in law from Dongguk University.

Chu-Hwan Yim has served as our outside director since March 2014. He is currently an honorary president of the Korean Institute of Communications and Information Sciences and is currently serving as an outside director for Korea Electric Power Corporation. Mr. Yim was formerly the president of Korea Digital Cable Laboratories, president of Electronics and Telecommunications Research Institute, and secretary general of the Telecommunications Technology Association. Mr. Yim holds both a bachelor’s and a master’s degree in industrial education from Seoul National University and a Ph.D. in telecommunication systems from Technical University of Braunshweig.

Pil Hwa Yoo has served as our outside director since March 2014 and is a current member of our audit committee. He is also the dean and professor of marketing at the Graduate School of Business at Sungkyunkwan University and serves as an outside director for Kyobo Life Insurance Co. Ltd. Mr. Yoo was formerly the vice president of Korean Academic Society of Business Administration and an editor of Korea Management Review. Mr. Yoo holds a bachelor’s degree in business administration from Seoul National University, a master’s degree in business from Northwestern University and a Ph.D. from Harvard University.

Suk-Gwon Chang has served as our outside director since March 2014. He is currently a professor of business administration at Hanyang University and the president of the Korea Operations Research and Management Science Society. Mr. Chang was formerly the dean of Hanyang Cyber University Graduate School and the president of the Korea Association for Telecommunication Policy and Korea Media Management Association. Mr. Chang holds a bachelor’s degree in industrial engineering from Seoul National University, a master’s degree in industrial engineering from Korea Advanced Institute of Science and Technology, and a Ph.D. in management science from Korea Advanced Institute of Science and Technology.

Dae-Keun Park has served as our outside director since March 2014. He is currently a professor of economics and finance at Hanyang University, chair of the Financial Development Review Committee at the Financial Services Commission and director of Hanyang Economic Research Institute. Mr. Park was formerly vice president of the Korea Finance and Money Association and a member of the Steering Committee at the Korea Finance Corporation. Mr. Park holds a bachelor’s degree in economics from Seoul National University, a master’s degree in management science from Korea Advanced Institute of Science and Technology and a Ph.D. in economics from Harvard University.

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

Senior Management

Our executive officers consist of Senior Executive Vice President, Executive Vice Presidents and Senior Vice Presidents. The executive officers other than the non-independent directors are appointed by the Chief Executive Officer and may serve up to three years.

The current executive officers are as follows:

Name (1)	Title and Responsibilities	Current Position Held Since	Years with the Company	Date of Birth
Kyu-Taek Nam	Senior Executive Vice President, Marketing Group	January 2014	28	February 6, 1961
Kyu-Shik Shin	Senior Executive Vice President, Global & Enterprise Group	January 2014	3	June 7, 1957
Seong-Mook Oh	Senior Executive Vice President, Network Group	January 2014	28	August 20, 1960
Ki Chul Kim	Senior Executive Vice President, IT Group	January 2014	9	January 1, 1955
In-Sung Jun	Senior Executive Vice President, Corporate Relations Group	January 2014	32	October 9, 1958
Jeong-Tae Park	Senior Executive Vice President, Legal & Ethics Office	January 2014	30	December 10, 1959
Hae-Jung Park	Executive Vice President, Integrated Marketing Communication Business Unit	January 2014	7	May 23, 1963
Jong-Jin Chae	Executive Vice President, Enterprise Network Business Unit	January 2014	26	June 25, 1961
Cha-Hyun Yoon	Executive Vice President, Network Design Unit	January 2014	29	December 2, 1961
Dong-Myun Lee	Executive Vice President, Institute of Convergence Technology	January 2014	23	October 15, 1962
Yoon-Young Park	Executive Vice President, Future Business Development Group, Institute of Convergence Technology	January 2014	22	April 18, 1962
Kyoung-Lim Yun	Executive Vice President, Future Convergence Strategy Office	February 2014	4	June 14, 1963
Mun-Whan Lee	Executive Vice President, Strategy & Planning Office	January 2014	25	October 1, 1963
Bum-Joon Kim	Executive Vice President, Synergy Management Office	January 2014	9	March 25, 1965
In-Hoe Kim	Executive Vice President, Financial Management Office, Corporate Planning Group	January 2014	0	June 25, 1964
Kwang-Suk Shin	Executive Vice President, Value Management Department, Financial Management Office, Corporate Planning Group	January 2014	25	January 5, 1960
Dong-Hoon Han	Executive Vice President, Management Support Group	January 2014	33	September 12, 1959
Sang-Bong Nam	Executive Vice President, Legal Affairs Center, Legal & Ethics Office	January 2014	1	October 19, 1963
Tae-Yol Yoo	Executive Vice President, Economics & Management Research Institute	January 2014	30	April 4, 1960
Hyeon-Mo Ku	Executive Vice President, CEO Office	January 2014	27	January 13, 1964
Dae-San Lee	Executive Vice President, Group Department, CEO Office	January 2014	27	January 10, 1961
Yun-Su Kim	Senior Vice President, Customer Strategy Business Unit	January 2014	22	November 2, 1963
Jae-Hyeon Kim	Senior Vice President, Sales Operating Business Unit	January 2014	17	September 26, 1962
Young-Sik Park	Senior Vice President, Small & Medium Business Unit	January 2014	36	April 9, 1957
Jin-Chul Kim	Senior Vice President, Customer Satisfaction Unit	January 2014	25	May 25, 1962
Myung-Beom Pyun	Senior Vice President, Northern Seoul Sales Headquarter	January 2014	17	June 19, 1960
Dae-Gi Gong	Senior Vice President, Gwanghwamun Sales Branch, Northern Seoul Sales Headquarter	January 2014	27	March 13, 1960
Hyon-Seog Lee	Senior Vice President, Southern Seoul Sales Headquarter	January 2014	22	March 10, 1962

Name (1)	Title and Responsibilities	Current Position Held Since	Years with the Company	Date of Birth
Hee-Youp Chang	Senior Vice President, Gangnam Sales Branch, Southern Seoul Sales Headquarter	January 2014	28	October 1, 1959
Seong-Yll Cheon	Senior Vice President, Sinsa Sales Branch, Southern Seoul Sales Headquarter	January 2014	27	April 15, 1960
Hong-Jae Lee	Senior Vice President, Western Seoul Sales Headquarter	January 2014	29	August 29, 1962
Gang-Geun Lee	Senior Vice President, Busan Sales Headquarter	January 2014	25	June 22, 1961
Dong-Kwang Kim	Senior Vice President, Daegu Sales Headquarter	January 2014	19	March 23, 1962
Hyeong-Chul Park	Senior Vice President, Jeonnam Sales Headquarter	January 2014	28	February 2, 1962
Youn-Mo Jeon	Senior Vice President, Jeonbuk Sales Headquarter	January 2014	17	September 6, 1960
Dae-Su Park	Senior Vice President, Chungnam Sales Headquarter	January 2014	25	October 28, 1963
Jun-Su Jeong	Senior Vice President, Chungbuk Sales Headquarter	January 2014	22	November 2, 1962
Seung-Gyum Kim	Senior Vice President, Gangwon Sales Headquarter	January 2014	28	June 21, 1961
Sung-Kyu Yang	Senior Vice President, Jeju Sales Headquarter	January 2014	26	March 14, 1962
Kook-Hyun Kang	Senior Vice President, Marketing Strategy Business Unit	January 2014	25	September 8, 1963
Jong-Jin Park	Senior Vice President, Marketing Strategy Department, Marketing Strategy Business Unit	January 2014	22	August 14, 1963
Hyoung-Wook Kim	Senior Vice President, Device Business Unit	January 2014	17	April 24, 1963
Bong-Goon Kwak	Senior Vice President, Data Service Business Unit	January 2014	29	March 2, 1960
Hye-Jeong Yun	Senior Vice President, Service Development Department, Data Service Business Unit	January 2014	23	June 12, 1966
Hee Kyoung Song	Senior Vice President, Enterprise IT Business Unit	January 2014	1	July 24, 1964
Ki-Jong Moon	Senior Vice President, Enterprise Business Performing Unit	January 2014	37	September 30, 1957
Yang-Hwan Ryoo	Senior Vice President, Enterprise Business Consulting Unit	January 2014	36	October 12, 1958
Jae-Gyo Kim	Senior Vice President, Public Customer Business Unit	January 2014	35	September 23, 1958
Yoon-Sik Jeong	Senior Vice President, Enterprise Customer Business Unit	January 2014	5	September 30, 1964
Tae-Sung Lim	Senior Vice President, Global Business Unit	January 2014	23	March 4, 1963
Pan-Sik Shin	Senior Vice President, Global Professional Group, Global Business Unit	January 2014	27	February 25, 1959
Jae-Yoon Park	Senior Vice President, Network Strategy Business Unit	January 2014	28	December 18, 1960
Cheol-Gyu Lee	Senior Vice President, Network Operation & Maintenance Unit	January 2014	28	August 24, 1960
Chang-Seok Seo	Senior Vice President, Network Technology Unit	January 2014	20	July 5, 1967
Mi-Na Oh	Senior Vice President, Core Network Technology Department, Network Technology Unit	January 2014	20	April 11, 1969
Young-Hyun Kim	Senior Vice President, Gangbuk Network Operation & Maintenance Headquarter	January 2014	36	December 19, 1958
Young-Sik Kim	Senior Vice President, Gangnam Network Operation & Maintenance Headquarter	January 2014	24	March 15, 1961
Ho-Won Moon	Senior Vice President, Busan Network Operation & Maintenance Headquarter	January 2014	28	January 7, 1959

Name (1)	Title and Responsibilities	Current Position Held Since	Years with the Company	Date of Birth
Jong-Ok Park	Senior Vice President, IT Strategy & Planning Business Unit	January 2014	23	January 24, 1962
June-Keun Kim	Senior Vice President, Management Infrastructure Department, IT Strategy & Planning Business Unit	January 2014	4	November 12, 1966
Sang-Yong Lee	Senior Vice President, Data & Information Security Department, IT Strategy & Planning Business Unit	January 2014	3	December 23, 1967
Yi-Shik Kim	Senior Vice President, Big Data Analysis Department, IT Strategy & Planning Business Unit	January 2014	1	October 16, 1968
Dong-Sik Yun	Senior Vice President, Service Platform Business Unit	January 2014	26	June 9, 1963
Ji-Yun Kim	Senior Vice President, Cloud Platform Business Unit	January 2014	2	January 27, 1968
Young-Myoung Kim	Senior Vice President, Research Support Department, Institute of Convergence Technology	January 2014	25	November 13, 1961
Hong-Beom Jeon	Senior Vice President, Infra Laboratory	January 2014	23	October 3, 1962
Sook-Kyung Sung	Senior Vice President, Intellectual Property Rights Department, Infra Laboratory	January 2014	14	November 18, 1964
Seong-Choon Lee	Senior Vice President, Service Laboratory	January 2014	29	March 28, 1960
Ji-Hie Kim	Senior Vice President, Big Data Development Practical Job Training, Future Business Development Group, Institute of Convergence Technology	January 2014	1	August 6, 1965
Jae-Ho Song	Senior Vice President, Future Convergence Strategy Office	January 2014	21	March 26, 1966
Seong-Hoon Kim	Senior Vice President, Future Convergence Strategy Office	January 2014	1	September 29, 1964
Dong-Seope Park	Senior Vice President, Corporate Planning Department, Strategy & Planning Office	January 2014	29	November 5, 1961
Pill-Jai Lee	Senior Vice President, Strategic Investment Department, Strategy & Planning Office	February 2014	26	October 3, 1961
Jeff Kahng	Senior Vice President, Valuation Department, Synergy Management Office	January 2014	1	August 13, 1966
Weon-Kyung Kim	Senior Vice President, Human Resources Office	January 2014	23	June 15, 1963
Doo-Seong Cheon	Senior Vice President, HR Development Center, Human Resources Office	January 2014	4	May 1, 1968
Jae-Eui Choi	Senior Vice President, Educational Dispatch, Human Resources Office	February 2014	27	April 17, 1961
Hoon Cho	Senior Vice President, Educational Dispatch, Human Resources Office	February 2014	21	December 4, 1966
Eung-Ho Lee	Senior Vice President, Educational Dispatch, Human Resources Office	February 2014	23	December 7, 1962
Min-Woo Seo	Senior Vice President, Educational Dispatch, Human Resources Office	January 2014	28	February 7, 1960
Hyun-Yok Sheen	Senior Vice President, Management Support Office	January 2014	21	August 25, 1968
Won-Sic Hahn	Senior Vice President, Procurement Cooperation Office	January 2014	29	October 26, 1960
Han-Sup Lee	Senior Vice President, Network Technology Investigation Department, Procurement Cooperation Office	January 2014	18	March 6, 1966
Young-Pil Park	Senior Vice President, Corporate Relations Support Department, Corporate Relations Group	January 2014	8	February 9, 1968
Young-Ho Oh	Senior Vice President, Public Relations Office	March 2014	16	September 16, 1962
Min-Woo Seo	Senior Vice President, Public Relations Office	January 2014	28	February 7, 1960

Name (1)	Title and Responsibilities	Current Position Held Since	Years with the Company	Date of Birth
Byung-Sam Park	Senior Vice President, Legal Affairs Department, Legal Affairs Center, Legal & Ethics Office	January 2014	1	October 13, 1966
Hee-Su Kim	Senior Vice President, Economics & Management Research Institute	January 2014	3	October 15, 1962
Kyung-Joon Lee	Senior Vice President, Project Planning Department, Economics & Management Research Institute	January 2014	23	June 2, 1963
Hwa Jung	Senior Vice President, PEG, Project Planning Department, Economics & Management Research Institute	January 2014	25	August 10, 1964
Sang-Wook Seo	Senior Vice President, PEG, Project Planning Department, Economics & Management Research Institute	January 2014	2	January 26, 1972
Hyo-Sill Kim	Senior Vice President, PEG, Project Planning Department, Economics & Management Research Institute	January 2014	21	April 17, 1963
Jae-Yon Cha	Senior Vice President, Finance Department, CEO Office	January 2014	23	September 25, 1965

(1)	All of our executive officers beneficially own less than one percent of the issued shares of KT Corporation in the aggregate.

Item 6.B.  Compensation

Compensation of Directors

In 2013, the total amount of salaries, bonuses (including long-term performance-based incentives for directors) and allowances paid to all directors of KT Corporation for services in all capacities was approximately ￦6.2 billion, which were paid on a cash basis.

Until February 2010, we had no incentive based compensation program for outside directors. Instead, compensation was paid to outside directors in fixed amounts as an allowance for any expenses they incurred in executing their duties. The board of directors introduced a new compensation program for outside directors in March 2010, which consists of cash and stock grants and requires a one year lock-up period, at a ratio of 3 to 1. The total cash basis remuneration for outside directors for 2013 was recorded at ￦639 million.

The compensation of our directors and executive officers who received total annual compensation exceeding ￦500 million in 2013 were as follows:

Name	Position	Total Compensation in 2013	Composition of Total Compensation
		(In millions of Won)
Lee, Seok Chae	Former Representative Director	￦2,979	￦476 million (salary); ￦1,339 million (bonus); ￦11 million (benefits); ￦1153 million (severance)
Pyo, Hyeon Myeong	President	890	￦406 million (salary); ￦446 million (bonus); ￦38 million (benefits)
Kim, II Yeong	President	768	￦302 million (salary); ￦363 million (bonus); ￦103 million (benefits)
Lee, Sang Hun	President	966	￦75 million (salary); ￦512 million (bonus); ￦15 million (benefits); ￦364 million (severance)

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

Item 6.C.  Board Practices

As of December 31, 2013, none of our non-independent or outside directors maintained directors’ service contracts with us or with any of our subsidiaries providing for benefits upon termination of employment.

Corporate Governance Committee

The Corporate Governance Committee is comprised of four outside directors and one non-independent director, Suk-Gwon Chang, Do Kyun Song, Sang Kyun Cha, Dae-Keun Park and Hoon Han. The chairperson is Suk-Gwon Chang. The committee is responsible for the review of matters with respect to our Corporate Governance Guidelines and our performance under such guidelines to monitor effectiveness of our corporate governance.

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

Evaluation and Compensation Committee

The Evaluation and Compensation Committee is currently comprised of four outside directors, Chu-Hwan Yim, Do Kyun Song, Pil Hwa Yoo and Suk-Gwon Chang. The chairperson is Chu-Hwan Yim. The committee’s duties include prior review of the Chief Executive Officer’s management goals, terms and conditions proposed for inclusion in the management contract of the Chief Executive Officer, including, but not limited to, determining whether the Chief Executive Officer has achieved the management goals, and the determination of compensation of the Chief Executive Officer and the non-independent directors. The committee members are elected by the board after the closing of the annual meeting, and the term of the committee members is for one year.

Executive Committee

The Executive Committee is currently comprised of all of the non-independent directors. The chairperson is Chang-Gyu Hwang. The committee’s duties include the establishment and management of branch offices, the acquisition and disposal of real estate having market value between ￦15 billion to ￦30 billion, making investments and providing guarantees between ￦15 billion to ￦30 billion, the disposal and sale of stocks of our subsidiaries, which stocks have a market value of between ￦15 billion and ￦30 billion, provided that no change of control with respect to such subsidiary occurs as a result of such disposal or sale, the authorization of charitable contributions between ￦100 million to ￦1 billion and the issuance of certain debt securities.

Related-Party Transactions Committee

The Related-Party Transactions Committee is currently comprised of four outside directors, Keuk Je Sung, Jong-Goo Kim, Chu-Hwan Yim and Dae-Keun Park. The chairperson is Keuk Je Sung. This committee reviews transactions between KT Corporation and its subsidiaries and ensures compliance with applicable antitrust laws. The committee members are elected by the board after the annual meeting, and the term of the committee members is for one year.

Audit Committee

Under the Commercial Code of Korea and our articles of incorporation, we are required to establish an audit committee comprised of three or more outside directors comprised of at least two-thirds of the audit committee members. Audit Committee members must also meet the applicable independence criteria set forth under the rules and regulations of the Sarbanes-Oxley Act of 2002. The committee is currently comprised of Jong-Goo Kim, Keuk Je Sung, Sang Kyun Cha and Pil Hwa Yoo. The chairperson is Jong-Goo Kim and the financial expert is Pil Hwa Yoo. Members of the committee are elected by our shareholders at the shareholders’ meeting. Our internal and external auditors report directly to the committee.

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

Item 6.D.  Employees

On a non-consolidated basis, we had 32,451 employees as of December 31, 2013, compared to 32,186 employees as of December 31, 2012 and 31,981 employees as of December 31, 2011.

Voluntary Early Retirement Plans

We regularly sponsor voluntary early retirement plans where we provide additional financial incentives for our employees to retire early, as part of our efforts to improve operational efficiencies. In 2011, 2012 and 2013, 314, 183 and 269 employees, respectively, retired under this program.

In April 2014, we announced the commencement of a special early retirement program for employees who have been employed by us for more than 15 years. This special early retirement program provides our employees with incentives to retire early as part of our efforts to improve operational efficiencies. Our employees will be offered the option of either receiving additional severance payment or employment for two years at certain of our subsidiaries or affiliates as part of the special retirement scheme. On April 23, 2014, our human resources committee determined that 8,304 employees will retire through this special early retirement program. We expect to record approximately ￦1.2 trillion as severance indemnity in connection with this special early retirement program, all of which is expected to be recorded during 2014.

Labor Relations

We consider our current relations with our work force to be good. However, in the past, we have experienced opposition from our labor union for our strategy of restructuring to improve our efficiency and profitability by disposing of non-core businesses and reducing our employee base.

As of December 31, 2013, about 78.0% of the employees of KT Corporation were members of the KT Trade Union. On behalf of its members, the Union negotiates with us a collective bargaining agreement every two years, and our current collective bargaining agreement expires on May 23, 2015. The current collective bargaining agreement provides that even in the event of a strike, the minimum number of employees necessary to operate the telecommunications business must continue to work.

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

Recent amendments to the Trade Union and Labor Relations Adjustment Act (“Labor Act”), which became effective on July 1, 2011, allow multiple labor unions to be formed within one company. Therefore, additional labor unions may be formed by our employees. Pursuant to such amendments, our employees formed a new labor union called “KT New Union” in August 2011. The amended Labor Act also requires such multiple unions to consolidate themselves into a single channel when negotiating with the company on behalf of their members and to enter into a single collective bargaining agreement with the company. As a result of the recent consolidation of labor unions, KT Trade Union was selected as the bargaining representative of the labor unions. Its term as the bargaining representative will last for two years from January 1, 2014, and will expire on December 31, 2015.

Employee Stock Ownership and Benefits

We have an employee stock ownership association, which may purchase on behalf of its members up to 20.0% of any of our shares offered publicly in Korea. The employee stock ownership association owned 1.05% of our issued shares as of December 31, 2013.

In accordance with the National Pension Act of Korea, we contribute an amount equal to 4.5% of an employee’s standard monthly wages, and each employee contributes 4.5% of his or her standard monthly wages, into his or her personal pension account. Our employees, including executive officers as well as non-executive employees, are subject to a pension insurance system, under which we make monthly contributions to the pension accounts of the employees, and upon retirement, such employees are paid the pension amount due from their pension accounts. Prior to April 2011, our executive and non-executive employees were subject to a lump-sum severance payment system, under which they were entitled to receive a lump-sum severance payment upon termination of their employment, based on their length of service and salary level at the time of termination. Starting in April 2011, in accordance with the Korean Employee Retirement Income Security Act, we replaced such lump-sum severance payment system with our current pension insurance system in the form of a defined benefit plan, and also introduced a defined contribution plan in December 2012, with a total combined unfunded portion of approximately ￦586 billion as of December 31, 2013. Lump-sum severance amounts previously accrued prior to our adoption of the current pension insurance system continue to remain payable. We also provide a wide range of fringe benefits to our employees, including housing, housing loans, company-provided hospitals and schools, a company-sponsored pension program, an employee welfare fund, industrial disaster insurance, cultural and athletic facilities, physical education grants, meal allowances, medical examinations and training and resort centers. See “Item 5. Operating and Financial Review and Prospects—Item. 5.A. Operating Results—Salaries and Related Costs.”

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

Item 6.E.  Share Ownership

Common Stock

The persons who are currently our directors held, as a group, 5,599 common shares as of March 31, 2014, the most recent date for which this information is available. The table below shows the ownership of our common shares by directors:

Shareholders	Number of Common Shares Owned
Chang-Gyu Hwang	—
Hoon Han	1,500
Heon Moon Lim	907
Pil Hwa Yoo	—
Suk-Gwon Chang	—
Keuk Je Sung	396
Sang Kyun Cha	2,796
Do Kyun Song	—
Jong-Goo Kim	—
Dae-Keun Park	—
Chu-Hwan Yim	—

Stock Options

We have not granted any stock options to our current directors and executive officers.

Item 7.  Major Shareholders and Related Party Transactions

Item 7.A.  Major Shareholders

The following table sets forth certain information relating to the shareholders of our common stock as of December 31, 2013:

Shareholders	Number of Shares	Percent of Total Shares Issued
National Pension Corporation	23,298,800	8.92%
NTTDoCoMo, Inc.	14,257,813	5.46%
Employee stock ownership association	2,748,359	1.05%
Directors as a group	16,721	0.01%
Public	203,481,955	77.93%
KT Corporation (held in the form of treasury stock)	17,308,160	6.63%

Total issued shares	261,111,808	100.00%

Item 7.B.  Related Party Transactions

We have engaged in various transactions with our subsidiaries and affiliated companies. See Note 34 to the Consolidated Financial Statements. We have not issued any guarantees in favor of our consolidated subsidiaries.

Item 7.C.  Interests of Experts and Counsel

Not applicable.

Item 8.  Financial Information

Item 8.A.  Consolidated Statements and Other Financial Information

See “Item 18—Financial Statements” and pages F-1 through F-95.

Legal Proceedings

In November 2009, 56 of our former customers began a claim against us for an aggregate ￦130 million in damages, alleging that we improperly subscribed them to our optional flat rate plans for fixed-line services without properly obtaining their consent or giving notification. The Seoul Central District Court ruled in our favor on all claims in May 2011, and the plaintiffs filed an appeal in June 2011. The Seoul High Court overruled the plaintiffs’ appeal in December 2011, and the plaintiffs subsequently filed an appeal to the Supreme Court of Korea. In March 2012, the Supreme Court of Korea denied the plaintiffs’ appeal. In connection with this complaint, the KCC investigated our past practices regarding our subscription of customers to optional flat rate plans, and issued an administrative decision in April 2011 which imposed several corrective orders including amendments to our standard terms of use and issuance of an administrative fine of approximately ￦10 billion. We paid such fines to the KCC and implemented its corrective orders.

As part of our decision to apply for reallocation of the 20 MHz bandwidth in the 1.8 GHz spectrum, we applied to the KCC to terminate our 2G services, and on November 23, 2011, the KCC approved our plan. However, on November 30, 2011, approximately 900 of our 2G service subscribers filed a class-action suit against the KCC for its approval of our plan, claiming that we used improper means to reduce our 2G subscribers to comply with regulatory requirements before terminating the 2G PSC services and that the KCC did not consider such factor in approving our plan. On December 6, 2011, the Seoul Administrative Court issued a preliminary injunction, which temporarily suspended our termination of the 2G services until the case went to trial. We immediately appealed the decision and the Seoul High Court overruled the preliminary injunction on December 26, 2011 and reinstated the KCC’s approval. Accordingly, we terminated our 2G services in the Seoul metropolitan area and began the termination process for the rest of Korea on January 3, 2012. On January 12, 2012, the 2G subscribers filed an appeal of the Seoul High Court’s decision with the Supreme Court of Korea, and on February 1, 2012, the Supreme Court of Korea denied such appeal. On January 17, 2012, trial for the original class-action suit filed by the 2G subscribers began in the Seoul Administrative Court. On May 8, 2012, the Seoul Administrative court ruled in our favor on all claims and the plaintiffs subsequently filed an appeal with the Seoul High Court. On September 15, 2012, the Seoul High Court denied the plaintiffs’ appeal, and the plaintiffs appealed the decision to the Supreme Court of Korea. On February 15, 2013, the Supreme Court of Korea denied the plaintiffs’ appeal. On May 24, 2013, three other appeals by plaintiffs involving the termination of our 2G services were denied by the Supreme Court of Korea. Currently, there are no other pending disputes with respect to these claims.

In July 2012, the Fair Trade Commission issued to us an administrative fine of approximately ￦5 billion as well as certain corrective orders, after investigating certain pricing and subsidy practices of mobile service carriers and handset manufacturers. Samsung Electronics Co., Ltd., LG Electronics Co., Ltd., Pantech Curitel Co., Ltd., SK Telecom and LG U+ were also issued administrative fines as a result of the investigation. We filed for a stay of execution of the Fair Trade Commission’s decision, and on January 18, 2013, the Supreme Court of Korea granted a stay of execution with respect to the corrective order, and denied the stay of execution with respect to the administrative fine. We paid the entire fine in September 2012. In September 2012, we filed a lawsuit with the Seoul High Court against the Fair Trade Commission to appeal the administrative fine and the corrective order, and on February 6, 2014, the Seoul High Court ruled against us on our appeal. On February 18, 2014, we filed another appeal with respect to the administrative fine with the Supreme Court of Korea and plan to file for a stay of execution with respect to the corrective order. The outcome of this case will not result in any fine in addition to the fine we already paid in September 2012.

Based on investigations conducted in December 2012 and January 2013, the KCC imposed a combined fine of approximately ￦12 billion on SK Telecom, LG U+ and us in January 2013 (our fine being approximately ￦2.9 billion), for providing subsidies that were higher than those allowed under current regulations to new mobile phone purchasers and subscribers, and also imposed temporary suspensions from recruiting new subscribers ranging from 20 days to 24 days. In March 2013, the KCC again imposed a combined fine of approximately ￦5 billion on SK Telecom, LG U+ and us (our fine being approximately ￦1.6 billion) for continuing to offer subsidies during the suspension period. In July 2013, the KCC imposed a combined fine of approximately ￦67 billion on SK Telecom, LG U+ and us (our fine being approximately ￦20 billion) and also imposed a seven day suspension on us from recruiting new subscribers, also in connection with providing excessive handset subsidies to new subscribers. In December 2013, the KCC again imposed a combined fine of approximately ￦106 billion on SK Telecom, LG U+ and us (our fine being approximately ￦30 billion), which is the largest fine ever imposed by the KCC on local mobile operators for providing excessive subsidies to new subscribers. On March 7, 2014, the MSIP imposed a temporary suspension on us for 45 days (from March 13, 2014 to April 26, 2014), SK Telecom for 45 days (from April 5, 2014 to May 19, 2014), and LG U+ for 45 days (from March 13, 2014 to April 4, 2014 and again from April 27, 2014 to May 18, 2014) from recruiting new subscribers as a result of continuing to offer excessive handset subsidies to new subscribers, despite the order from the KCC prohibiting such subsidies. Additionally, the MSIP announced that it plans to bring criminal charges with fines of up to ￦150 million and imprisonment of less than three years against any carrier and responsible personnel that fails to adhere to the suspension or continues to offer illegal subsidies after the suspension is completed.

In July 2012, the police arrested two individuals in connection with the alleged theft of personal account information relating to approximately 8.7 million of our mobile phone subscribers. The individuals in question stole personal information through a series of hackings starting from February 2012 into our New Service and Technology Evolution Program (“N-STEP”), our mobile customer information system. Since the incident, approximately 30,000 mobile phone subscribers filed lawsuits against us in connection with the N-STEP hackings, alleging that we failed to protect their personal information, and are seeking a total of approximately ￦15 billion in damages. The trials are currently ongoing at various district courts.

Furthermore, in March 2014, the police arrested three individuals in connection with their alleged theft of personal information relating to approximately 9.8 million of our subscribers. The individuals in question stole the personal information of our subscribers through a series of hackings into our main homepage starting from February 2014. On March 19, 2014, approximately 100 individuals collectively filed a lawsuit against us in Seoul Central District Court, seeking damages of approximately ￦200,000 per person. According to news reports, several other subscribers and third party organizations have filed lawsuits against us in connection with the incident, which we are not yet able to confirm as we have not yet received any official notice from the courts regarding these additional lawsuits. As part of an ongoing public-private task force investigation into the recent hacking incidents, the MSIP announced in March 2014 that it confirmed that hackers accessed our websites more than 12 million times using automated hacking programs in the three months prior to the announcement. On March 17, 2014, the KCC announced and the MSIP further announced that we may be fined up to ￦100 million in light of the most recent hacking incident.

In December 2013, the MSIP declared that the contract over our sale of Mugunghwa 3 was null and void, on the grounds that the satellite was sold without obtaining proper government approval, and ordered us to take corrective measures. We are currently involved in arbitration proceedings against ABS at the International Court of Arbitration of the International Chamber of Commerce and the American Arbitration Association over the Mugunghwa 3 satellite ownership rights and contract violation claims.

We are a defendant in various other court proceedings involving claims for civil damages arising in the ordinary course of our business. While we are unable to predict the ultimate disposition of these claims, in the opinion of our management, the ultimate disposition of these claims will not have a material adverse effect on our business, financial condition and results of operations.

Dividends

The table below sets out the annual dividends declared on the outstanding common stock to shareholders of record on December 31 of the years indicated and the interim dividends declared on the outstanding common stock to shareholders of record on June 30 of the years indicated:

Year	Annual Dividend per Common Stock	Interim Dividend per Common Stock	Average Total Dividend per Common Stock
	(In Won)	(In Won)	(In Won)
2009	2,000	—	2,000
2010	2,410	—	2,410
2011	2,000	—	2,000
2012	2,000	—	2,000
2013	800	—	800

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

Item 9.  The Offer and Listing

Item 9.A.  Offer and Listing Details

Market Price Information

Common Stock

Our shares were listed on the KRX KOSPI Market on December 23, 1998. The price of the shares on the KRX KOSPI Market as of the close of trading on April 28, 2014 was ￦32,600 per share. The table below shows the high and low closing prices and the average daily volume of trading activity on the KRX KOSPI Market for the shares since January 2009:

	Price		Average Daily Trading Volume
	High	Low
	(In Won)		(Number of shares)
2009	42,000	33,100	1,371,110
2010	50,600	39,150	1,343,486
2011	45,500	34,200	1,063,506
2012	39,750	27,700	1,067,315
First quarter	35,450	31,450	1,031,595
Second quarter	31,600	27,700	1,056,858
Third quarter	36,350	30,650	1,181,895
Fourth quarter	39,750	34,500	993,862

	Price		Average Daily Trading Volume
	High	Low
	(In Won)		(Number of shares)
2013	40,850	29,850	1,149,143
First quarter	38,750	34,600	1,037,037
Second quarter	40,850	34,000	1,112,465
Third quarter	37,300	33,900	1,018,216
Fourth quarter	36,900	29,850	1,427,046
2014 (through April 28)	32,650	28,300	1,230,056
First quarter	31,900	28,300	981,580
January	31,900	29,850	1,007,246
February	31,900	29,100	1,121,649
March	29,900	28,300	823,737
Second quarter (through April 28)	32,650	28,700	1,987,907
April (through April 28)	32,650	28,700	1,987,907

Source:	KRX KOSPI Market.

ADSs

The outstanding ADSs, each of which represents one-half of one share of our common stock, have been traded on the New York Stock Exchange and the London Stock Exchange since May 25, 1999.

The price of the ADSs on the New York Stock Exchange as of the close of trading on April 25, 2014 was $15.36 per ADS. The table below shows the high and low trading prices and the average daily volume of trading activity on the New York Stock Exchange for our ADSs since January 2009:

	Price		Average Daily Trading Volume
	High	Low
	(In US$)		(Number of ADSs)
2009	17.64	11.42	639,566
2010	22.62	17.12	784,905
2011	20.86	14.49	1,124,692
2012	18.23	11.65	1,004,064
First quarter	15.49	13.69	1,436,411
Second quarter	13.90	11.65	938,943
Third quarter	16.24	13.38	887,720
Fourth quarter	18.23	15.38	756,111
2013	18.16	14.33	528,291
First quarter	18.07	15.65	766,282
Second quarter	18.16	14.92	518,995
Third quarter	17.25	15.00	368,603
Fourth quarter	17.24	14.33	474,159
2014 (through April 25)	15.73	13.24	527,105
First quarter	14.75	13.24	515,373
January	14.75	13.41	711,009
February	14.19	13.56	443,384
March	13.89	13.24	384,870
Second quarter (through April 25)	15.73	13.45	566,862
April (through April 25)	15.73	13.45	566,862

Source: New York Stock Exchange.

Item 9.B.  Plan of Distribution

Not applicable.

Item 9.C.  Markets

The KRX KOSPI Market

On January 27, 2005, the Korea Exchange was established pursuant to the Korea Securities and Futures Exchange Act through the consolidation of the Korea Stock Exchange, the Korea Futures Exchange, the KOSDAQ Stock Market, Inc. (the “KOSDAQ”) and the KOSDAQ Committee within the Korea Securities Dealers Association, which was in charge of the management of the KOSDAQ. There are four different markets operated by the Korea Exchange: the KRX KOSPI Market, the KRX KOSDAQ Market, the KRX KONEX Market and the KRX Derivatives Market. The Korea Exchange has three trading floors located in Seoul, one for the KRX KOSPI Market, one for the KRX KOSDAQ Market, one for the KRX KONEX Market, and one trading floor in Busan for the KRX Derivatives Market. The Korea Exchange is a limited liability company, the shares of which are held by (i) securities companies and futures companies that were formerly members of the Korea Stock Exchange or the Korea Futures Exchange, (ii) the Small & Medium Business Corporation, (iii) the Korea Securities Finance Corporation and (iv) the Korea Financial Investment Association. Currently, the Korea Exchange is the only stock exchange in Korea and is operated by membership, having as its members most of the Korean securities companies and some Korean branches of foreign securities companies.

The KRX KOSPI Market has the power in some circumstances to suspend trading in the shares of a given company or to de-list a security. The KRX KOSPI Market also restricts share price movements. All listed companies are required to file accounting reports annually and quarterly and to release immediately all information that may affect trading in a security.

The KRX KOSPI Market publishes the Korea Composite Stock Price Index every ten seconds, which is an index of all equity securities listed on the KRX KOSPI Market. The Korea Composite Stock Price Index is calculated using the aggregate value method, in which the market capitalizations of all listed companies are aggregated, subject to certain adjustments, and this aggregate is expressed as a percentage of the aggregate market capitalization of all listed companies as of the base date, January 4, 1980.

Movements in Korea Composite Stock Price Index are set out in the following table together with the associated dividend yields and price earnings ratios:

					Period Average
Year	Opening	High	Low	Closing	Dividend Yield (1) (2) (Percent)	Price Earnings Ratio (2) (3)
1985	139.53	163.37	131.40	163.37	5.3	5.2
1986	161.40	279.67	153.85	272.61	4.3	7.6
1987	264.82	525.11	264.82	525.11	2.6	10.9
1988	532.04	922.56	527.89	907.20	2.4	11.2
1989	919.61	1,007.77	844.75	909.72	2.0	13.9
1990	908.59	928.82	566.27	696.11	2.2	12.8
1991	679.75	763.10	586.51	610.92	2.6	11.2
1992	624.23	691.48	459.07	678.44	2.2	10.9
1993	697.41	874.10	605.93	866.18	1.6	12.7
1994	879.32	1,138.75	855.37	1,027.37	1.2	16.2
1995	1,027.45	1,016.77	847.09	882.94	1.2	16.4
1996	882.29	986.84	651.22	651.22	1.3	17.8
1997	647.67	792.29	350.68	376.31	1.5	17.0
1998	374.41	579.86	280.00	562.46	1.9	10.8
1999	565.10	1,028.07	498.42	1,028.07	1.1	13.5
2000	1,028.33	1,059.04	500.60	504.62	2.1	12.9

					Period Average
Year	Opening	High	Low	Closing	Dividend Yield (1) (2) (Percent)	Price Earnings Ratio (2) (3)
2001	503.31	704.50	468.76	693.70	1.7	16.4
2002	698.00	937.61	584.04	627.55	1.6	15.2
2003	633.03	822.16	515.24	810.71	2.0	11.8
2004	821.26	936.06	719.59	895.92	2.0	13.8
2005	896.00	1,379.37	870.84	1,379.37	1.8	10.6
2006	1,383.32	1,464.70	1,203.86	1,434.46	1.6	11.1
2007	1,438.89	2,064.85	1,355.79	1,897.13	1.4	15.8
2008	1,891.45	1,888.88	938.75	1,124.47	2.6	8.9
2009	1,132.87	1,718.88	1,018.81	1,682.77	1.6	22.9
2010	1,696.14	2,051.00	1,552.79	2,051.00	1.1	17.8
2011	2,078.08	2,228.96	1,652.71	1,825.74	1.5	10.5
2012	1,826.37	2,049.28	1,769.31	1,997.05	1.3	12.3
2013	2,031.10	2,059.58	1,780.63	2,011.34	1.2	13.5
2014 (through April 25)	1,967.19	2,008.61	1,886.85	1,971.66	1.2	14.7

Source:	The KRX KOSPI Market

(1)	Dividend yields are based on daily figures. Dividend yields after January 3, 1984 include cash dividends only.

(2)	Starting in April 2000, dividend yield and price earnings ratio are calculated based on KOSPI 200, an index of 200 equity securities listed on the KRX KOSPI Market. Starting in April 2000, KOSPI 200 excludes classified companies, companies which did not submit annual reports to the KRX KOSPI Market, and companies which received qualified opinion from external auditors.

(3)	The price earnings ratio is based on figures for companies that record a profit in the preceding year.

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

The number of companies listed on the KRX KOSPI Market, the corresponding total market capitalization at the end of the periods indicated and the average daily trading volume for those periods are set forth in the following table:

	Market Capitalization on the Last Day of Each Period			Average Daily Trading Volume, Value
Year	Number of Listed Companies	(Billions of Won)	(Millions of Dollars) (1)	Thousands of Shares	(Millions of Won)	(Thousands of Dollars) (1)
1985	342	6,570	7,381	18,925	12,315	13,834
1986	355	11,994	13,924	31,755	32,870	38,159
1987	389	26,172	33,033	20,353	70,185	88,583
1988	502	64,544	94,348	10,367	198,364	289,963
1989	626	95,477	140,490	11,757	280,967	414,430
1990	669	79,020	110,301	10,866	183,692	256,411
1991	686	73,118	96,107	14,022	214,263	281,629
1992	688	84,712	107,448	24,028	308,246	390,977
1993	693	112,665	139,420	35,130	574,048	710,367
1994	699	151,217	191,730	36,862	776,257	984,223
1995	721	141,151	182,201	26,130	487,762	629,613
1996	760	117,370	139,031	26,571	486,834	575,680
1997	776	70,989	50,162	41,525	555,759	392,707
1998	748	137,799	114,091	97,716	660,429	546,803
1999	725	349,504	305,137	278,551	3,481,620	3,039,655
2000	704	188,042	149,275	306,163	2,602,211	2,065,739
2001	689	253,843	191,421	473,241	1,997,420	1,506,237
2002	683	258,681	215,496	857,245	3,041,598	2,533,815
2003	684	355,363	296,679	542,010	2,216,636	1,850,589
2004	683	412,588	395,275	372,895	2,232,109	2,138,445
2005	702	655,075	646,668	467,629	3,157,662	3,117,139
2006	731	704,588	757,948	279,096	3,435,180	3,695,332
2007	746	951,887	1,014,589	363,732	5,539,588	5,904,485
2008	765	576,888	458,757	355,205	5,189,644	4,126,953
2009	770	887,316	759,949	483,902	5,783,552	4,953,367
2010	777	1,141,885	1,002,621	380,859	5,619,768	4,934,382
2011	791	1,041,999	903,493	353,760	6,863,146	5,950,877
2012	784	1,154,294	1,077,672	486,480	4,823,643	4,503,448
2013	777	1,185,974	1,123,826	328,325	3,993,422	3,784,158
2014 (through April 25)	770	1,174,879	1,131,541	233,289	3,721,007	3,583,749

Source:	The KRX KOSPI Market

(1)	Converted at the Concentration Base Rate of The Bank of Korea or the Market Average Exchange Rate as announced by Seoul Money Brokerage Services Limited, as the case may be, at the end of the periods indicated.

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

Item 9.D.  Selling Shareholders

Not applicable.

Item 9.E.  Dilution

Not applicable.

Item 9.F.  Expenses of the Issuer

Not applicable.

Item 10.  Additional Information

Item 10.A. Share Capital

Currently, our authorized share capital is 1,000,000,000 shares, which consists of shares of common stock, par value ￦5,000 per share (“Common Shares”) and shares of non-voting preferred stock, par value ￦5,000 per share (“Non-Voting Shares”). Common Shares and Non-Voting Shares together are referred to as “Shares.” Under our articles of incorporation, we are authorized to issue Non-Voting Shares up to one-fourth of our total issued capital stock. As of December 31, 2013, 261,111,808 Common Shares were issued, of which 17,308,160 shares were held by the treasury stock fund or us as treasury shares. We have never issued any Non-Voting Shares. All of the issued Common Shares are fully-paid and non-assessable and are in registered form. We issue share certificates in denominations of 1, 5, 10, 50, 100, 500, 1,000 and 10,000 shares.

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

Members of our employee stock ownership association, whether or not they are our shareholders, generally have a preemptive right to subscribe for up to 20.0% of the Shares publicly offered pursuant to the Financial Investment Services and Capital Markets Act. This right is exercisable only to the extent that the total number of Shares so acquired and held by members of our employee stock ownership association does not then exceed 20.0% of the total number of Shares then issued (including in such total both: (i) all issued and outstanding Shares at the time the preemptive rights are exercised; and (ii) all Shares to be newly issued in the applicable share issuance transaction in connection with which such preemptive rights are exercised). As of December 31, 2013, 1.05% of the issued Shares were held by members of our employee stock ownership association.

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

Our transfer agent is Kookmin Bank, located at 24, Gukjegeumyung-ro, Yeongdeungpo-gu, Seoul, Korea.

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

As of December 31, 2013, there were 17,221,575 treasury shares including shares held by our treasury stock fund.

Liquidation Rights

In the event of our liquidation, after payment of all debts, liquidation expenses and taxes, our remaining assets will be distributed among shareholders in proportion to their shareholdings. Holders of Non-Voting Shares have no preference in liquidation.

Item 10.C.  Material Contracts

We have not entered into any material contracts since January 1, 2010, other than in the ordinary course of our business. For information regarding our agreements and transactions with certain related parties, see “Item 7.B. Related Party Transactions” and Note 34 to the Consolidated Financial Statements. For a description of certain agreements entered into during the past two years related to our capital commitments and obligations, see “Item 5.B. Liquidity and Capital Resources.”

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

•	over-the-counter transactions between foreigners of a class of shares for which the ceiling on aggregate acquisition by foreigners, as explained below, has been reached or exceeded;

•	shares acquired by foreign direct investment as defined in the Foreign Investment Promotion Act;

•	disposal of shares pursuant to the exercise of appraisal rights of dissenting shareholders;

•	disposal of shares in connection with a tender offer;

•	acquisition of shares by a foreign depositary in connection with the issuance of depositary receipts;

•	acquisition and disposal of shares through overseas stock exchange market if such shares are simultaneously listed on the KRX KOSPI Market or the KRX KOSDAQ Market and such overseas stock exchange;

•	acquisition and disposal of shares through alternative trading systems (ATS);

•	arm’s length transactions between foreigners, if all of such foreigners belong to an investment group managed by the same person.

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

With respect to transfers of ADSs, a tax ruling issued in 2004 by the Korean tax authority appears to hold that depositary receipts (such as the ADSs) constitute share certificates subject to the securities transaction tax. In May 2007, the Seoul Administrative Court held that depositary receipts do not constitute share certificates subject to the securities transaction tax. In 2008, the Seoul Administrative Court’s holding was upheld by the Seoul High Court and was further upheld by the Supreme Court. Subsequent to this series of rulings, however, the Securities Transaction Tax Law was amended to expressly provide that depositary receipts constituted a form of share certificates subject to the securities transaction tax. However, the sale price of ADSs from a transfer of depositary receipts listed on the New York Stock Exchange, the Nasdaq National Market or other qualified foreign exchanges are exempt from the securities transaction tax.

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

Further, this summary does not address the alternative minimum tax, the Medicare tax on net investment income or other aspects of U.S. federal income or state and local taxation that may be relevant to a holder in light of such holder’s particular circumstances.

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

Item 11.  Quantitative and Qualitative Disclosures About Market Risk

We are exposed to foreign exchange rate and interest rate risks primarily associated with underlying liabilities, and to equity price risk as a result of our investment in equity securities. Our long-term financial policies are annually reported to our Board of Directors, and our Finance Office conducts financial risk management and assessment. Upon identification and evaluation of our risk exposures, we, having considered various circumstances, enter into derivative financial instruments to try to manage some of such risks. These contracts are entered into with major financial institutions, thereby minimizing the risk of credit loss. The activities of our finance division are subject to policies approved by our foreign exchange and interest rate risk management committee. These policies address the use of derivative financial instruments, including the approval of counterparties, setting of limits and investment of excess liquidity. Our general policy is to hold or issue derivative financial instruments largely for hedging purposes.

For our trading financial instruments, we recognized a valuation gain of ￦13 billion and a valuation loss of ￦0 billion in 2011, a valuation gain of ￦0 billion and a valuation loss of ￦0 billion in 2012 and a valuation gain of ￦4 billion and a valuation loss of ￦10 billion in 2013. For our hedging derivative contracts, we recognized a valuation gain of ￦53 billion, a valuation loss of ￦9 billion and accumulated other comprehensive income of ￦83 billion in 2011, a valuation gain of ￦0 billion, a valuation loss of ￦241 billion and accumulated other comprehensive expense of ￦171 billion in 2012 and a valuation gain of ￦0 billion, a valuation loss of ￦97 billion and accumulated other comprehensive expense of ￦95 billion in 2013. For further details regarding the assets, liabilities, gains and losses recorded relating to our derivative contracts outstanding as of December 31, 2011, 2012 and 2013, see Note 8 to the Consolidated Financial Statements.

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

The following table shows our assets and liabilities denominated in foreign currency as of December 31, 2011, 2012 and 2013:

	As of December 31,
	2011		2012		2013
(in thousands of foreign currencies)	Financial assets	Financial liabilities	Financial assets	Financial liabilities	Financial assets	Financial liabilities
U.S. Dollar	235,435	2,323,677	217,488	2,377,137	254,917	2,225,700
Special Drawing Right	1,160	744	494	1,130	1,105	1,211
Japanese Yen	1,080,822	35,451,398	657,947	35,102,877	190,520	30,054,316
British Pound	7	131	1	9	—	134
Euro	1,239	3,357	5,395	2,614	1,342	4,943
Algerian Dinar	18,714	—	3,770	—	2,798	—
Chinese Yuan	14,495	700	10,236	197	—	—
Uzbekistani Som	13,534,203	44,788,561	7,920,825	38,727,985	1,805,565	—
Rwandan Franc	—	—	—	—	11,962	—
Indonesian Rupiah	411,687	10,000	347,447	—	—	—

As of December 31, 2011, 2012 and 2013, a 10% increase in the exchange rate between the Won and all foreign currencies, with all other variables held constant, would have decreased our income before income tax by ￦57 billion, ￦65 billion and ￦46 billion, respectively, and total equity by ￦50 billion, ￦52 billion and ￦48 billion, respectively, with a 10% decrease in the exchange rate having the opposite effect. The foregoing sensitivity analysis assumes that all variables other than foreign exchange rates are held constant, and as such, does not reflect any correlation between foreign exchange rates and other variables, nor our decision to decrease the risk. See Note 35 to the Consolidated Financial Statements.

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

The following table summarizes the principal amounts, fair values, principal cash flows by maturity date and weighted average interest rates of our short-term and long-term liabilities as of December 31, 2013 which are sensitive to exchange rates and/or interest rates. The information is presented in Won, which is our reporting currency:

						December 31, 2013
	2014	2015	2016	2017	Thereafter	Total	Fair Value
Local currency:
Fixed rate	2,171,414	1,269,235	1,900,179	707,493	2,826,023	8,874,344	8,913,379
Average weighted rate (1)	4.47%	4.33%	4.06%	4.00%	3.91%	4.15%	—%
Variable rate	101,640	41,280	20,000	—	—	162,920	164,686
Average weighted rate (1)	3.66%	3.08%	3.09%	0.00%	0.00%	3.44%	—%

Sub-total	2,273,054	1,310,515	1,920,179	707,493	2,826,023	9,037,264	9,078,065

Foreign currency:
Fixed rate	635,495	472,353	393,908	369,355	173,847	2,044,958	2,018,733
Average weighted rate (1)	5.86%	4.42%	3.48%	3.88%	4.28%	4.58%	—%
Variable rate	107,852	—	—	—	316,590	424,442	402,847
Average weighted rate (1)	1.32%	0.00%	0.00%	0.00%	1.40%	1.38%	0.00%

Subtotal	743,347	472,353	393,908	369,355	490,437	2,469,400	2,421,580

Total	3,016,401	1,782,868	2,314,087	1,076,848	3,316,460	11,506,664	11,499,645

(1)	Weighted average rates of the portfolio at the period end.

As of December 31, 2011 and 2012 a 100 basis point increase in the market interest rates, with all other variables held constant, would have decreased our profit before income tax by ￦2 billion and ￦562 million, respectively and increased our profit before income tax by ￦10 billion, as of December 31, 2013. As of December 31, 2011 and 2012, a 100 basis point increase in the market interest rates, with all other variables held constant would have decreased total equity by ￦581 million and ￦368 million, respectively and increased our total equity by ￦13 billion, as of December 31, 2013.

As of December 31, 2011, 2012 and 2013, a 100 basis point decrease in the market interest rates, with all other variables held constant, would have decreased our profit before income tax by ￦13 billion, ￦5 billion and ￦17 billion, respectively, and total equity by ￦14 billion, ￦5 billion and ￦19 billion, respectively. The foregoing sensitivity analysis assumes that all variables other than market interest rates are held constant, and as such, does not reflect any correlation between market interest rates and other variables, nor our decision to decrease the risk, but reflects the effects of derivative contracts in place at the time of conducting the analysis.

Equity Price Risk

We are also subject to market risk exposure arising from changes in the equity securities market, which affect the fair value of our equity portfolio. As of December 31, 2011, 2012 and 2013, a

10% increase in the equity indices where our marketable equity securities are listed, with all other variables held constant, would have increased our total equity by ￦10 billion, ￦5 billion and ￦6 billion, respectively, with a 10% decrease in the equity index having the opposite effect. The foregoing sensitivity analysis assumes that all variables other than changes in the equity index are held constant, and that our marketable equity instruments had moved according to the historical correlation to the index, and as such, does not reflect any correlation between the equity index and other variables.

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

Fees and Payments from the Depositary to Us

In 2013, we received the following payments, after deduction of applicable U.S. taxes, from the depositary:

Reimbursement of NYSE listing fees	$131,492.00

Reimbursement of SEC filing fees	$49,303.74

Reimbursement of settlement infrastructure fees (including maintenance fees)	$118,320.88

Reimbursement of proxy process expenses (printing, postage and distribution)	$47,025.36

Reimbursement of legal fees (reimbursement received in April 2014 in respect of 2013)	$610,673.92

Contributions toward our investor relations efforts (including non-deal roadshows, investor conferences and investor relations agency fees)	$210,566.24

PART II

Item 13.  Defaults, Dividend Arrearages and Delinquencies

Not applicable.

Item 14.  Material Modifications to the Rights of Security Holders and Use of Proceeds

Not applicable.

Item 15. Controls and Procedures

Disclosure Controls and Procedures

Our management has evaluated, with the participation of our Chief Executive Officer and Chief Financial Officer, the effectiveness of our disclosure controls and procedures, as such term is defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act, as of December 31, 2013. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives. Based upon our evaluation, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures were effective as of December 31, 2013. Our disclosure controls and procedures are designed to ensure that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the Commission’s rules and forms. Our disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

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

Originally issued in 1992, the “Internal Control—Integrated Framework” issued by the Committee of Sponsoring Organizations of the Treadway Commission (the “1992 Framework”) was amended in May 2013 (as amended, the “2013 Framework”), with application of the 1992 Framework available until December 15, 2014, after which only the 2013 Framework will be available. Our management has completed an assessment of the effectiveness of our internal control over financial reporting as of December 31, 2013 based on criteria in the 1992 Framework. Based on this assessment, management concluded that our internal control over financial reporting was effective as of December 31, 2013. We expect to conduct our assessment of the effectiveness of our internal control over financial reporting based on the 2013 Framework for the year ended December 31, 2014.

Samil PricewaterhouseCoopers, an independent registered public accounting firm, which also audited our consolidated financial statements as of, and for the year ended December 31, 2013, as stated in their report which is included herein, has issued an attestation report on the effectiveness of our internal control over financial reporting.

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

Item 16.  [Reserved]

Item 16A.  Audit Committee Financial Expert

In March 2014, our shareholders elected Keuk Je Sung, Jong-Goo Kim and Pil Hwa Yoo as members of the Audit Committee at our annual shareholders’ meeting. Our Audit Committee is comprised of Sang Kyun Cha, Keuk Je Sung, Jong-Goo Kim and Pil Hwa Yoo. The board of directors has determined that Pil Hwa Yoo is the audit committee financial expert.

Item 16B.  Code of Ethics

We have adopted a code of ethics, as defined in Item 16B. of Form 20-F under the Securities Exchange Act of 1934, as amended. Our code of ethics applies to our Chief Executive Officer, Chief Financial Officer and persons performing similar functions, as well as to our directors, other officers and employees. Our code of ethics is available on our web site at www.kt.com. If we amend the provisions of our code of ethics that apply to our Chief Executive Officer, Chief Financial Officer and persons performing similar functions, or if we grant any waiver of such provisions, we will disclose such amendment or waiver on our website.

Item 16C.  Principal Accountant Fees and Services

Audit and Non-Audit Fees

The following table sets forth the fees billed to us by Samil PricewaterhouseCoopers, our independent registered public accounting firm, during the fiscal year ended December 31, 2012 and 2013:

	Year Ended December 31,
	2012		2013
	(In millions)
Audit fees (1)	￦	2,830	￦	2,840
Audit-related fees		0		0
Tax fees (2)		188		1,778
Other fees		0		0

Total fees	￦	3,018	￦	4,621

(1)	Audit fees consist of fees for the annual audit and quarterly review services engagement and the comfort letters.

(2)	Tax fees consist of fee for tax services which are mainly the preparation or non-recurring tax compliance review of original or amended tax returns.

Audit Committee Pre-Approval Policies and Procedures

Our audit committee has established pre-approval policies and procedures to pre-approve all audit services to be provided by Samil PricewaterhouseCoopers, our independent registered public accounting firm. Our audit committee’s policy regarding the pre-approval of non-audit services to be provided to us by our independent registered public accounting firm is that all such services shall be pre-approved by our audit committee. Non-audit services that are prohibited to be provided to us by our independent registered public accounting firm under the rules of the SEC and applicable law may not be pre-approved. In addition, prior to the granting of any pre-approval, our audit committee must be satisfied that the performance of the services in question will not compromise the independence of our independent registered public accounting firm and does not include delegation of the audit committee’s responsibilities to the management under the Securities Exchange Act of 1934, as amended.

Our audit committee did not pre-approve any non-audit services under the de minimis exception of Rule 2-01 (c)(7)(i)(C) of Regulation S-X as promulgated by the SEC.

Item 16D.  Exemptions from the Listing Standards for Audit Committees

Not applicable.

Item 16E.  Purchases of Equity Securities by the Issuer and Affiliated Purchasers

The following table sets forth the repurchases of common shares by us or any affiliated purchasers during the fiscal year ended December 31, 2013:

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

Item 16F.  Change in Registrant’s Certifying Accountant

Not applicable.

Item 16G.  Corporate Governance

The following is a summary of the significant differences between the New York Stock Exchange’s corporate governance standards and those that we follow under Korean law:

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

Nominating/Corporate Governance Committee

Listed companies must have a nominating/corporate governance committee composed entirely of independent directors.	We have not established a nominating/corporate governance committee composed entirely of independent directors. However, we maintain an Outside Director Candidate Nominating Committee composed of all of our outside directors and one non-independent director. We also maintain a Corporate Governance Committee comprised of four outside directors and one non-independent director. The committee is responsible for the review of matters with respect to our Corporate Governance Guidelines and our performance under such guidelines to monitor effectiveness of our corporate governance.

Compensation Committee

Listed companies must have a compensation committee composed entirely of independent directors.	We maintain an Evaluation and Compensation Committee composed of four outside directors.

Executive Session

Non-management directors must meet in regularly scheduled executive sessions without management.	Our outside directors hold meetings solely attended by outside directors in accordance with the charter of our board of directors.

Audit Committee

Listed companies must have an audit committee that is composed of more than three directors and satisfy the requirements of Rule 10A-3 under the Exchange Act.	We maintain an Audit Committee comprised of four outside directors who meet the applicable independence criteria set forth under Rule 10A-3 under the Exchange Act.

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

* Filed previously.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of

KT Corporation

In our opinion, the accompanying consolidated statements of financial position and the related consolidated statements of operations, of comprehensive income, of changes in shareholders’ equity and of cash flows present fairly, in all material respects, the financial position of KT Corporation and its subsidiaries at December 31, 2013 and 2012 , and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2013 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2013, based on criteria established in Internal Control—Integrated Framework 1992 issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the Management’s Annual Report on Internal Control over Financial Reporting in Item 15 of Form 20-F. Our responsibility is to express opinions on these financial statements and on the Company’s internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

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

/s/ Samil PricewaterhouseCoopers

Seoul Korea

April 28, 2014

KT Corporation and Subsidiaries

Consolidated Statements of Financial Position

December 31, 2012 and 2013

						(in thousands of U.S dollars)
(in millions of Korean won)	Notes	2012		2013		2013
		(Restated)				(Unaudited) (Note 2)
Assets
Current assets
Cash and cash equivalents	4, 5	￦	2,057,613	￦	2,070,869	$1,962,350
Trade and other receivables, net	4, 6		5,907,508		5,239,569	4,965,004
Short-term loans, net	4, 7		668,113		838,724	794,773
Current finance lease receivables, net	4, 21		339,846		294,208	278,791
Other financial assets	4, 8		245,985		480,062	454,906
Current income tax assets			862		35,273	33,425
Inventories, net	9		935,033		673,618	638,319
Other current assets	10		362,459		339,596	321,800

Total current assets			10,517,419		9,971,919	9,449,368

Non-current assets
Trade and other receivables, net	4, 6		1,072,966		813,471	770,843
Long-term loans, net	4, 7		512,587		509,873	483,155
Non-current finance lease receivables, net	4, 21		521,809		415,729	393,944
Other financial assets	4, 8		672,475		672,645	637,397
Property and equipment, net	11, 21		15,806,366		16,386,964	15,528,252
Investment property, net	12		1,155,213		1,105,495	1,047,565
Intangible assets, net	13		3,213,638		3,827,393	3,626,829
Investments in jointly controlled entities and associates	14		379,495		363,903	344,834
Deferred income tax assets	29		610,762		706,977	669,930
Other non-current assets	10		95,178		75,748	71,779

Total non-current assets			24,040,489		24,878,198	23,574,528

Total assets		￦	34,557,908	￦	34,850,117	$33,023,896

KT Corporation and Subsidiaries

Consolidated Statements of Financial Position (continued)

December 31, 2012 and 2013

						(in thousands of U.S dollars)
(in millions of Korean won)	Notes	2012		2013		2013
		(Restated)				(Unaudited) (Note 2)
Liabilities and Equity
Current liabilities
Trade and other payables	4, 15	￦	7,221,302	￦	7,413,823	$7,025,323
Current finance lease liabilities, net	4, 21		14,033		19,487	18,466
Borrowings	4, 16		3,197,029		3,020,706	2,862,414
Other financial liabilities	4, 8, 20		71,983		63,820	60,476
Current income tax liabilities			143,741		99,848	94,616
Provisions	17		205,591		114,755	108,742
Deferred revenue			170,682		143,601	136,076
Other current liabilities	10		242,405		348,076	329,836

Total current liabilities			11,266,766		11,224,116	10,635,949

Non-current liabilities
Trade and other payables	4, 15		701,360		1,058,884	1,003,396
Non-current finance lease liabilities, net	4, 21		27,613		48,723	46,170
Borrowings	4, 16		8,239,090		8,463,187	8,019,698
Other financial liabilities	4, 8, 20		69,813		178,812	169,442
Defined benefit liabilities, net	18		549,243		586,083	555,371
Provisions	17		149,940		133,561	126,562
Deferred revenue			157,395		147,837	140,090
Deferred income tax liabilities	29		137,287		169,498	160,616
Other non-current liabilities	10		41,426		2,000	1,895

Total non-current liabilities			10,073,167		10,788,585	10,223,240

Total liabilities			21,339,933		22,012,701	20,859,189

Equity attributable to owners of the Parent Company
Capital stock	22		1,564,499		1,564,499	1,482,516
Share premium			1,440,258		1,440,258	1,364,785
Retained earnings	23		10,646,383		10,019,389	9,494,351
Accumulated other comprehensive income	24		1,325		24,538	23,252
Other components of equity	24, 25		(1,343,286)		(1,320,943)	(1,251,723)

			12,309,179		11,727,741	11,113,181

Non-controlling interest			908,796		1,109,675	1,051,526

Total equity			13,217,975		12,837,416	12,164,707

Total liabilities and equity		￦	34,557,908	￦	34,850,117	$33,023,896

The accompanying notes are an integral part of these consolidated financial statements.

KT Corporation and Subsidiaries

Consolidated Statements of Operations

Years ended December 31, 2011, 2012 and 2013

(in millions of Korean won, except per share amounts)								(in thousands of U.S dollars)
	Notes	2011		2012		2013		2013
		(Restated)		(Restated)				(Unaudited) (Note 2)
Continuing Operations
Operating revenue	4, 14, 26	￦	22,087,830	￦	24,643,772	￦	24,057,881	$22,797,196

Revenue			21,310,805		23,856,375		23,728,673	22,485,239
Others			777,025		787,397		329,208	311,957
Operating expenses	4, 14, 27		20,100,734		22,963,673		23,734,497	22,490,758

Operating profit			1,987,096		1,680,099		323,384	306,438
Finance income	28		269,992		498,657		279,349	264,711
Finance costs	28		(642,355)		(781,993)		(647,500)	(613,570)
Income(loss) from jointly controlled entities and associates	14		(5,511)		18,079		6,601	6,255

Profit(loss) from continuing operations before income tax			1,609,222		1,414,842		(38,166)	(36,166)
Income tax expense	29		318,459		277,869		49,579	46,982

Profit(loss) for the year from the continuing operations			1,290,763		1,136,973		(87,745)	(83,148)

Discontinued Operations
Profit(loss) from discontinued operations			164,594		(31,534)		—	—

Profit(loss) for the year		￦	1,455,357	￦	1,105,439	￦	(87,745)	$(83,148)

Profit(loss) for the year attributable to:
Equity holders of the Parent Company		￦	1,445,690	￦	1,046,127	￦	(189,931)	$(179,978)
Profit(loss) from continuing operations			1,280,015		1,075,694		(189,931)	(179,978)
Profit(loss) from discontinued operations			165,675		(29,567)		—	—
Non-controlling interest		￦	9,667	￦	59,312	￦	102,186	$96,830
Profit from continuing operations			10,748		61,279		102,186	96,830
Loss from discontinued operations			(1,081)		(1,967)		—	—
Earnings(loss) per share attributable to the equity holders of the Parent Company during the year (in won):
Basic earnings(loss) per share	30	￦	5,943	￦	4,296	￦	(779)	$(1)
From continuing operations			5,262		4,417		(779)	(1)
From discontinued operations			681		(121)		—	—
Diluted earnings(loss) per share	30	￦	5,942	￦	4,296	￦	(782)	$(1)
From continuing operations			5,261		4,417		(782)	(1)
From discontinued operations			681		(121)		—	—

The accompanying notes are an integral part of these consolidated financial statements.

KT Corporation and Subsidiaries

Consolidated Statements of Comprehensive Income

Years ended December 31, 2011, 2012 and 2013

								(In thousands of U.S dollars)
(in millions of Korean won)	Notes	2011		2012		2013		2013
		(Restated)		(Restated)				(Unaudited) (Note 2)
Profit(loss) for the year		￦	1,455,357	￦	1,105,439	￦	(87,745)	$(83,148)
Other comprehensive income
Items not reclassifiable subsequently to profit or loss:
Remeasurements of the net defined benefit liability	18		(104,327)		(130,492)		56,583	53,617
Shares of remeasurement loss from jointly controlled entities and associates			(1,911)		(1,131)		(455)	(431)
Items reclassifiable subsequently to profit or loss:
Changes in value of available-for-sale financial assets	4, 8		60,834		23,952		49,778	47,170
Other comprehensive income from available-for sale financial assets reclassified to income			(1,376)		(4,865)		6,554	6,211
Net gains(losses) on cashflow hedges	4, 8		63,204		(129,290)		(72,303)	(68,514)
Other comprehensive income from cashflow hedges reclassified to income			(35,033)		154,867		67,607	64,064
Shares of other comprehensive income from jointly controlled entities and associates			(5,735)		(8,730)		2,896	2,744
Currency translation differences			28,545		(6,645)		(2,053)	(1,945)

Other comprehensive income after income tax for the year			4,201		(102,334)		108,607	102,916

Total comprehensive income for the year		￦	1,459,558	￦	1,003,105	￦	20,862	$19,768

Comprehensive income for the year attributable to:
Equity holders of the Parent Company			1,396,415		937,542		(109,539)	(103,800)
Non-controlling interest			63,143		65,563		130,401	123,568

The accompanying notes are an integral part of these consolidated financial statements.

KT Corporation and Subsidiaries

Consolidated Statements of Changes in Shareholder’s Equity

Years ended December 31, 2011, 2012 and 2013

		Attributable to equity holders of the Parent Company
(in millions of Korean won)	Notes	Capital stock		Share premium		Retained earnings		Accumulated Other Comprehensive income (loss)		Other Components of equity		Total		Non-controlling interest		Total equity
Balance at January 1, 2011		￦	1,564,499	￦	1,440,258	￦	9,466,168	￦	(79,370)	￦	(1,258,293)	￦	11,133,262	￦	220,793	￦	11,354,055
Effect of the retrospective application of IFRS 10	2.2		—		—		—		—		—		—		45,842		45,842
Adjusted balances			1,564,499		1,440,258		9,466,168		(79,370)		(1,258,293)		11,133,262		266,635		11,399,897
Comprehensive income
Profit for the year			—		—		1,445,690		—		—		1,445,690		9,667		1,455,357
Changes in value of available-for-sale financial assets	4		—		—		—		5,090		—		5,090		54,368		59,458
Remeasurements of the net defined benefit liability	18		—		—		(103,869)		—		—		(103,869)		(458)		(104,327)
Valuation gains(losses) on cashflow hedge	4		—		—		—		28,171		—		28,171		—		28,171
Shares of other comprehensive income of jointly controlled entities and associates			—		—		—		(5,277)		—		(5,277)		(458)		(5,735)
Shares of gain on remeasurements of jointly controlled entities and associates			—		—		(1,911)		—		—		(1,911)		—		(1,911)
Currency translation differences			—		—		—		28,521		—		28,521		24		28,545
Transactions with equity holders
Dividends			—		—		(586,150)		—		—		(586,150)		(9,235)		(595,385)
Appropriations of loss on disposal of treasury stock			—		—		(295)		—		295		—		—		—
Changes in consolidation scope			—		—		—		—		—		—		503,588		503,588
Change in ownership interest in subsidiaries			—		—		—		—		(253,445)		(253,445)		36,457		(216,988)
Others			—		—		—		—		14,154		14,154		22,936		37,090

Balance at December 31, 2011		￦	1,564,499	￦	1,440,258	￦	10,219,633	￦	(22,865)	￦	(1,497,289)	￦	11,704,236	￦	883,524	￦	12,587,760

KT Corporation and Subsidiaries

Consolidated Statements of Changes in Shareholder’s Equity (Continued)

Years ended December 31, 2011, 2012 and 2013

		Attributable to equity holders of the Parent Company
(in millions of Korean won)	Notes	Capital stock		Share premium		Retained earnings		Accumulated Other Comprehensive income (loss)		Other Components of equity		Total		Non-controlling interest		Total equity
Balance at January 1, 2012			1,564,499		1,440,258		10,219,633		(22,865)		(1,497,289)		11,704,236		883,524		12,587,760
Comprehensive income
Profit for the year			—		—		1,046,127		—		—		1,046,127		59,312		1,105,439
Changes in value of available-for-sale financial assets	4		—		—		—		12,019		—		12,019		7,068		19,087
Remeasurements of the net defined benefit liability	18		—		—		(131,644)		—		—		(131,644)		1,152		(130,492)
Valuation gains(losses) on cashflow hedge	4		—		—		—		25,628		—		25,628		(51)		25,577
Shares of other comprehensive income of jointly controlled entities and associates			—		—		—		(8,440)		—		(8,440)		(290)		(8,730)
Shares of gain on remeasurements of jointly controlled entities and associates			—		—		(1,131)		—		—		(1,131)		—		(1,131)
Currency translation differences			—		—		—		(5,017)		—		(5,017)		(1,628)		(6,645)
Transactions with equity holders
Dividends			—		—		(486,602)		—		—		(486,602)		(11,455)		(498,057)
Disposal of treasury stock			—		—		—		—		13,353		13,353		—		13,353
Changes in consolidation scope			—		—		—		—		—		—		133,767		133,767
Change in ownership interest in subsidiaries			—		—		—		—		141,303		141,303		(163,404)		(22,101)
Others			—		—		—		—		(653)		(653)		801		148

Balance at December 31, 2012		￦	1,564,499	￦	1,440,258	￦	10,646,383	￦	1,325	￦	(1,343,286)	￦	12,309,179	￦	908,796	￦	13,217,975

The accompanying notes are an integral part of these consolidated financial statements.

KT Corporation and Subsidiaries

Consolidated Statements of Changes in Shareholder’s Equity (Continued)

Years ended December 31, 2011, 2012 and 2013

		Attributable to equity holders of the Parent Company
(in millions of Korean won)	Notes	Capital stock		Share premium		Retained earnings		Accumulated Other Comprehensive income (loss)		Other Components of equity		Total		Non-controlling interest		Total equity
Balance at January 1, 2013		￦	1,564,499	￦	1,440,258	￦	10,646,383	￦	1,325	￦	(1,343,286)	￦	12,309,179	￦	908,796	￦	13,217,975
Comprehensive income
Profit for the year			—		—		(189,931)		—		—		(189,931)		102,186		(87,745)
Changes in value of available-for-sale financial assets	4		—		—		—		32,098		—		32,098		24,234		56,332
Remeasurements of the net defined benefit liability	18		—		—		57,641		—		—		57,641		(1,058)		56,583
Valuation gains(losses) on cashflow hedge	4		—		—		—		(4,711)		—		(4,711)		15		(4,696)
Shares of other comprehensive income of jointly controlled entities and associates			—		—		—		2,570		—		2,570		326		2,896
Shares of gain on remeasurements of jointly controlled entities and associates			—		—		(463)		—		—		(463)		7		(456)
Currency translation differences			—		—		—		(6,744)		—		(6,744)		4,691		(2,053)
Transactions with equity holders
Dividends			—		—		(487,445)		—		—		(487,445)		(23,830)		(511,275)
Appropriations of loss on disposal of treasury stock			—		—		(6,796)		—		6,796		—		—		—
Changes in consolidation scope			—		—		—		—		—		—		9,452		9,452
Change in ownership interest in subsidiaries			—		—		—		—		14,150		14,150		85,971		100,121
Others			—		—		—		—		1,397		1,397		(1,115)		282

Balance at December 31, 2013		￦	1,564,499	￦	1,440,258	￦	10,019,389	￦	24,538	￦	(1,320,943)	￦	11,727,741	￦	1,109,675	￦	12,837,416

The accompanying notes are an integral part of these consolidated financial statements.

KT Corporation and Subsidiaries

Consolidated Statements of Changes in Shareholder’s Equity (Continued)

Years ended December 31, 2011, 2012 and 2013

		Attributable to equity holders of the Parent Company
(in thousands of U.S dollars) (Unaudited), (Note 2)	Notes	Capital stock	Share premium	Retained earnings	Accumulated Other Comprehensive income (loss)	Other Components of equity	Total	Non-controlling interest	Total equity
Balance at January 1, 2013		$1,482,516	$1,364,785	$10,088,489	$1,256	$(1,272,896)	$11,664,150	$861,174	$12,525,324
Comprehensive income
Profit for the year		—	—	(179,978)	—	—	(179,978)	96,830	(83,148)
Changes in value of available-for-sale financial assets	4	—	—	—	30,416	—	30,416	22,965	53,381
Remeasurements of the net defined benefit liability	18	—	—	54,620	—	—	54,620	(1,003)	53,617
Valuation gains(losses) on cashflow hedge	4	—	—	—	(4,464)	—	(4,464)	14	(4,450)
Shares of other comprehensive income of jointly controlled entities and associates		—	—	—	2,435	—	2,435	309	2,744
Shares of gain on remeasurements of jointly controlled entities and associates		—	—	(438)	—	—	(438)	7	(431)
Currency translation differences		—	—	—	(6,391)	—	(6,391)	4,446	(1,945)
Transactions with equity holders
Dividends		—	—	(461,902)	—	—	(461,902)	(22,581)	(484,483)
Appropriations of loss on disposal of treasury stock		—	—	(6,440)	—	6,440	—	—	—
Changes in consolidation scope		—	—	—	—	—	—	8,957	8,957
Change in ownership interest in subsidiaries		—	—	—	—	13,409	13,409	81,466	94,875
Others		—	—	—	—	1,324	1,324	(1,058)	266

Balance at December 31, 2013		$1,482,516	$1,364,785	$9,494,351	$23,252	$(1,251,723)	$11,113,181	$1,051,526	$12,164,707

The accompanying notes are an integral part of these consolidated financial statements.

KT Corporation and Subsidiaries

Consolidated Statements of Cash Flows

Years ended December 31, 2011, 2012 and 2013

(in millions of Korean won)	Notes	2011		2012		2013		(in thousands of U.S dollars)
								2013
		(Restated)		(Restated)				(Unaudited) (Note 2)
Cash flows from operating activities
Cash generated from operations	32	￦	2,919,255	￦	6,439,692	￦	4,677,260	$4,432,161
Interest paid			(513,418)		(561,378)		(546,802)	(518,148)
Interest received			157,442		208,640		194,065	183,896
Dividends received			15,224		17,742		24,641	23,350
Income tax paid			(414,471)		(379,211)		(238,091)	(225,615)

Net cash generated from operating activities			2,164,032		5,725,485		4,111,073	3,895,644

Cash flows from investing activities
Collection of loans			66,732		106,896		70,451	66,759
Origination of loans			(71,468)		(130,425)		(31,279)	(29,640)
Disposal of available-for-sale financial assets			65,760		113,068		78,811	74,681
Acquisition of available-for-sale financial assets			(188,752)		(86,622)		(127,052)	(120,394)
Disposal of investments in jointly controlled entities and associates			102,563		21,818		22,455	21,278
Acquisition of investments in jointly controlled entities and associates			(65,055)		(59,464)		(16,338)	(15,482)
Disposal of current and non-current financial instruments			262,965		362,481		319,465	302,724
Acquisition of current and non-current financial instruments			(269,619)		(511,914)		(588,893)	(558,034)
Disposal of property, equipment and investment property			594,257		618,786		100,469	95,204
Acquisition of property and equipment and investment property			(3,235,956)		(3,760,255)		(3,088,185)	(2,926,357)
Disposal of intangible assets			14,763		7,061		18,336	17,375
Acquisition of intangible assets			(477,106)		(526,878)		(549,967)	(521,148)
Increase in cash due to exclusion from consolidation scope			727,351		25,857		7,498	7,105
Cash inflow (outflow) from changes in scope of consolidation			(192,075)		(31,588)		1,646	1,560

Net cash used in investing activities			(2,665,640)		(3,851,179)		(3,782,583)	(3,584,369)

Cash flows from financing activities
Proceeds from borrowings and bonds			7,261,735		4,258,995		6,199,601	5,874,729
Repayments of borrowings and bonds			(6,057,987)		(4,590,608)		(5,956,340)	(5,644,215)
Settlement of derivative assets and liabilities, net			130,119		39,001		(67,413)	(63,880)
Disposal of treasury stock			—		11,369		—	—
Cash inflow from consolidated capital transaction			83,855		7,232		34,581	32,769
Cash outflow from consolidated capital transaction			(2,213)		(315,356)		(4,107)	(3,892)
Dividends paid to shareholders			(595,385)		(498,057)		(511,275)	(484,483)
Decrease in finance leases liabilities			(47,701)		(190,380)		(6,841)	(6,483)

Net cash provided by (used in) financing activities			772,423		(1,277,804)		(311,794)	(295,455)

Effect of exchange rate change on cash and cash equivalents			12,795		(1,038)		(3,440)	(3,260)

Net increase in cash and cash equivalents			283,610		595,464		13,256	12,560
Cash and cash equivalents
Beginning of the year	5		1,178,539		1,462,149		2,057,613	1,949,790

End of the year	5	￦	1,462,149	￦	2,057,613	￦	2,070,869	$1,962,350

The accompanying notes are an integral part of these consolidated financial statements.

KT Corporation and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2011, 2012 and 2013

1.    General Information

The consolidated financial statements include the accounts of KT Corporation, which is the controlling company as defined under IFRS 10, Consolidated Financial Statements, and its 68 controlled subsidiaries as described in Note 1.2 (collectively referred to as the “Group”).

The Controlling Company

KT Corporation (the “Company”) commenced operations on January 1, 1982, when it spun off from the Korea Communications Commission (formerly the Korean Ministry of Information and Communications) to provide telephone services and to engage in the development of advanced communications services under the Act of Telecommunications of Korea. The headquarters are located in Seongnam City, Gyeonggi Province, Republic of Korea, and the address of its registered head office is 90, Buljeong-ro, Bundang-gu, Seongnam City, Gyeonggi Province.

On October 1, 1997, upon the announcement of the Government-Investment Enterprises Management Basic Act and the Privatization Law, the Company became a government-funded institution under the Commercial Code of Korea.

On December 23, 1998, the Company’s shares were listed on the Korea Exchange.

On May 29, 1999, the Company issued 24,282,195 additional shares and issued American Depository Shares (ADS), representing new shares and government-owned shares, at the New York Stock Exchange and the London Stock Exchange. On July 2, 2001, the additional ADS representing 55,502,161 government-owned shares were issued at the New York Stock Exchange and London Stock Exchange.

In 2002, the Company acquired the entire government-owned shares in accordance with the Korean government’s privatization plan. As of the end of the reporting period, the Korean government does not own any shares in the Company.

Consolidated Subsidiaries

The consolidated subsidiaries as of December 31, 2013, are as follows:

(in millions of Korean won)	Type of Business	Location	Percentage of ownership [1] (%)
Subsidiary
KT Powertel Co., Ltd. [2]	Trunk radio system business	Domestic	44.8
KT ENS Corporation (formerly KT Networks Corporation)	Wire/wireless network construction and network infrastructure management	Domestic	100.0
KT Linkus Co., Ltd.	Public telephone maintenance	Domestic	93.8
KT Submarine Co., Ltd. [2]	Submarine cable construction and maintenance	Domestic	36.9
KT Telecop Co., Ltd.	Security service	Domestic	86.8
KT Hitel Co., Ltd.	Data communication	Domestic	63.7
KT Commerce Inc.	B2C, B2B service	Domestic	100.0
KT Capital Co., Ltd.	Financing service	Domestic	100.0
KT New Business Fund No.1	Investment fund	Domestic	100.0
Gyeonggi-KT Green Growth Fund	Venture investment of Green Growth Business	Domestic	56.5

(in millions of Korean won)	Type of Business	Location	Percentage of ownership [1] (%)
Subsidiary
KTC Media Contents Fund 2	New technology investment fund	Domestic	85.7
KT Strategic Investment Fund No.1	Investment fund	Domestic	100.0
KT Strategic Investment Fund No.2	Investment fund	Domestic	100.0
BC Card Co., Ltd.	Credit card business	Domestic	69.5
VP Inc.	Payment security service for credit card and etc.	Domestic	50.9
H&C Network	Call center for financial sectors	Domestic	100.0
BC Card China Co., Ltd.	Research and development of calculation system and software	China	100.0
INITECH Co., Ltd.	Internet banking ASP and security solutions	Domestic	57.0
InitechSmartro Holdings Co., Ltd.	Holding company of Initech co., Ltd., Smartro Co., Ltd	Domestic	100.0
Smartro Co., Ltd.	VAN (Value Added Network) business	Domestic	81.1
Sidus FNH Corporation	Movie production	Domestic	72.4
Sofnics, Inc.	Software development and sales	Domestic	80.6
KTDS Co., Ltd.	System integration and maintenance	Domestic	95.3
KT M Hows Co., Ltd.	Mobile marketing	Domestic	51.0
KT M&S Co., Ltd.	PCS distribution	Domestic	100.0
KT Music Corporation	Online music production and distribution	Domestic	57.8
KT Skylife Co., Ltd.	Satellite broadcasting business	Domestic	50.1
Korea HD Broadcasting Corp.	TV contents provider	Domestic	92.6
KT Estate Inc.	Residential building development and supply	Domestic	100.0
KT AMC Co., Ltd.	Asset management and consulting services	Domestic	100.0
NEXR Co., Ltd.	Cloud system implementation	Domestic	99.8
KTSB Data service Co., Ltd.	Data center development and related service	Domestic	51.0
KT Cloudware Corporation	Development of cloud computing operation	Domestic	86.2
CENTIOS Co., Ltd.	U-City solution business	Domestic	82.8
Centios Philippines, Inc.	Smart space business	Philippines	100.0
Enswers Inc. [3]	Video-clip searching service	Domestic	45.2
Soompi USA, LLC	Operation service for “soompi.com”	U.S.A.	100.0
KT OIC Co., Ltd.	Development and distribution of education contents and software	Domestic	79.2
Ustream Inc.	Live video-streaming service business	Domestic	51.0
Incheonucity Co., Ltd.	U-City development and operation agent	Domestic	51.4
KT Innoedu Co., Ltd. [3]	E-learning business	Domestic	48.4
KT Rental	Computer rental and general rental business	Domestic	58.0
KT Auto Lease Corporation	Car rental business	Domestic	100.0
Kumho Rent a car (Vietnam) Co. Ltd.	Car rental business	Vietnam	100.0
KT Rental Auto Care Corporation	Wholesale and retail for automobile component	Domestic	100.0
KT Sat Co., Ltd.	Satellite communication business	Domestic	100.0
KT Media Hub Co. Ltd.	Media contents development and distribution	Domestic	100.0
Best Partners Co., Ltd.	Outsourcing service for HR, administration, and accounting service	Domestic	100.0
Nasmedia, Inc. [3]	Online advertisement	Domestic	45.4
T-ON Telecom	Trunk radio system business and data communication	Domestic	100.0
KT Sports	Management of sports group	Domestic	100.0
KT Music Contents Fund No.1	Music contents investment business	Domestic	80.0
Consus Changwon Private Estate Investment Trust	Investment in real estate	Domestic	93.6
KT-Michigan Global Contents Fund	Content investment business	Domestic	81.3
Autopion Co. Ltd.	Service for information and communication	Domestic	100.0
GreenPoint Co., Ltd.	Car sharing business	Domestic	52.3
K-REALTY CR-REIT IV	Investment in real estate	Domestic	100.0
K-REALTY REIT V	Investment in real estate	Domestic	100.0
Olleh Rwanda Networks Ltd.	Network installation and management	Rwanda	51.0
KT Belgium	Foreign investment business	Belgium	100.0
KT ORS Belgium	Foreign investment business	Belgium	100.0

(in millions of Korean won)	Type of Business	Location	Percentage of ownership [1] (%)
Subsidiary
Korea Telecom Japan Co., Ltd.	Foreign telecommunication business	Japan	100.0
Korea Telecom China Co., Ltd.	Foreign telecommunication business	China	100.0
KT Dutch B.V	Super iMax and East Telecom management	Netherlands	100.0
Super iMax, LLC	Wireless high speed internet business	Uzbekistan	100.0
East Telecom, LLC	Fixed line telecommunication business	Uzbekistan	91.0
Korea Telecom America, Inc.	Foreign telecommunication business	U.S.A.	100.0
PT. KT Indonesia	Foreign telecommunication business	Indonesia	99.0

1	Sum of the ownership interests owned by the Company and subsidiaries

2	Even though the Company has less than 50% ownership in these subsidiaries, these entities are consolidated as the Company can exercise the majority voting rights in its decision-making process at all times considering historical voting pattern at the shareholders’ meetings.

3	Even though the Company has less than 50% ownership in these subsidiaries, these entities are consolidated as the Company holds the majority of voting right based on an agreement with other investors

Changes in scope of consolidation in 2013 are as follows:

Changes	Location	Subsidiaries	Reason
Included	Domestic	T-ON Telecom.	Acquisition of ownership interest
		KT Rental Auto Care Corporation	Newly established through spin-off
		KT Sports	Newly incorporated
		KT Music Contents Fund No.1	Newly incorporated
		Consus Changwon Private Estate Investment Trust	Newly incorporated
		KT-Michigan Global Contents Fund	Newly incorporated
		Autopion Co., Ltd.	Newly incorporated
		GreenPoint Co., Ltd.	Acquisition of ownership interest
		K-REALTY CR-REIT IV	Newly incorporated
		K-REALTY REIT V	Newly incorporated
	Rwanda	Olleh Rwanda Networks Ltd.	Newly incorporated
	Belgium	KT Belgium	Newly incorporated
		KT ORS Belgium	Newly incorporated
Excluded	Domestic	U payment Co., Ltd.	Disposal of ownership interest
		Kumho Rent-a-car Co., Ltd.	Liquidation
		Revlix	Liquidation
		KMP Holdings Co., Ltd.	Merged
		KT Tech Inc.	Liquidation
		KT Innotz Inc.	Merged

A summary of financial data of the major consolidated subsidiaries as of and for the years ended December 31, 2011, 2012 and 2013, are as follows:

	2011
(in millions of Korean won)	Total assets		Total liabilities		Operating revenue		Net income (loss)
KT Powertel Co., Ltd.	￦	167,075	￦	59,061	￦	126,354	￦	14,569
KT ENS Corporation (formerly KT Networks Corporation)		212,867		161,864		374,518		389
KT Linkus Co., Ltd.		67,419		64,081		77,523		(6,667)
KT Submarine Co., Ltd		127,062		48,004		111,453		6,700
KT Telecop Co., Ltd.		156,479		106,836		259,468		7,075
KT Hitel Co., Ltd. [1]		249,730		69,376		463,032		(2,002)
KT Tech, Inc.		110,923		139,873		246,948		641
KT Capital Co., Ltd. [1]		4,454,475		4,043,072		1,010,503		25,195

	2011
(in millions of Korean won)	Total assets	Total liabilities	Operating revenue	Net income (loss)
H&C Network [1,2]	197,726	81,351	44,892	1,124
Sidus FNH Corporation	9,838	5,824	6,904	(2,975)
Nasmedia, Inc.	92,384	53,744	21,656	6,004
Sofnics, Inc.	970	521	626	(481)
KTDS Co., Ltd.	146,236	106,006	497,925	10,298
KT M Hows Co., Ltd.	15,148	7,078	34,933	1,092
KT M&S Co., Ltd.	249,280	226,651	917,176	(3,256)
KT Music Corporation	27,840	7,691	31,279	(2,385)
KT Edui Co., Ltd.	1,119	1,589	3,986	(2,366)
KT Innotz Inc.	5,520	1,727	3,795	(4,623)
KT Skylife Co., Ltd. [1,2]	550,443	258,231	480,468	26,649
KT Estate Inc. [1]	33,382	3,175	7,838	1,337
NEXR Co., Ltd. [2]	3,887	1,726	3,359	756
KTSB Dataservice Co., Ltd. [2]	58,755	21,904	—	(149)
KT Cloudware Corporation [2]	916	81	—	(165)
CENTIOS Co., Ltd. [2]	25,493	357	—	(377)
Enswers Inc. [1,2]	16,543	18,185	759	(331)
KT OIC Co., Ltd. [2]	5,201	68	30	(396)
Korea Telecom Japan Co., Ltd.	15,359	9,813	33,113	731
Korea Telecom China Co., Ltd.	2,804	128	3,419	111
KT Dutch B.V. (formerly KTSC Investment Management B.V) [1]	65,587	18,458	17,014	(5,026)
Korea Telecom America, Inc.	6,368	2,069	11,134	149
PT. KT Indonesia	52	1	—	(8)
KT Powertel Co., Ltd.	175,862	55,613	124,936	12,527
KT ENS Corporation (formerly KT Networks Corporation)	258,430	201,076	500,555	4,644
KT Linkus Co., Ltd.	68,260	62,686	81,564	2,302
KT Submarine Co., Ltd.	109,787	25,037	68,900	7,953
KT Telecop Co., Ltd.	180,870	130,719	296,180	2,642
KT Hitel Co.,Ltd. [1]	249,231	79,511	443,431	(8,902)
KT Tech, Inc.	13,190	42,562	175,861	2,731
KT Capital Co., Ltd. [1]	5,058,883	4,519,485	3,348,952	98,353
H&C Network [1]	244,031	119,086	199,143	8,713
Sidus FNH Corporation	9,534	1,921	2,066	209
Nasmedia, Inc.	90,675	47,053	23,463	6,445
Sofnics, Inc.	1,564	207	782	(279)
KTDS Co., Ltd.	171,546	115,994	570,703	17,155
KT M Hows Co., Ltd.	26,498	16,511	28,874	1,933
KT M&S Co., Ltd.	257,809	224,430	1,009,331	(78,241)
KT Music Corporation [1]	73,050	33,086	31,393	(2,124)
KT Innotz Inc.	3,012	344	2,609	(1,411)
KT Skylife Co., Ltd. [1]	641,564	292,649	574,829	55,546
KT Estate Inc. [1]	1,460,511	145,885	24,861	3,124
NEXR Co., Ltd.	2,305	1,964	2,651	(1,787)
KTSB Dataservice	32,733	265	439	(4,383)
KT Cloudware Corporation	21,345	2,321	3,878	(5,397)
CENTIOS Co., Ltd [1]	32,848	9,259	171	(3,163)
Enswers Inc. [1]	13,966	18,330	4,896	(3,010)
KT OIC Co., Ltd.	3,968	406	325	(1,569)
Ustream Inc.	3,171	858	321	(2,683)
KT Innoedu Co., Ltd. [2]	10,561	5,218	10,522	308
KT Rental [1,2]	1,694,021	1,426,484	368,228	11,072
KT Media Hub Co., Ltd. [2]	95,703	13,679	14,381	2,237
KT Sat Co., Ltd. [2]	417,886	16,269	10,310	1,739
Best Partners Co., Ltd. [2]	1,526	79	15	(57)
Korea Telecom Japan Co., Ltd.	8,284	3,955	14,458	(324)
Korea Telecom China Co., Ltd.	1,895	38	1,863	(675)
KT Dutch B.V. (formerly KTSC Investment Management B.V) [1]	47,277	14,748	12,086	(9,837)

	2011
(in millions of Korean won)	Total assets	Total liabilities	Operating revenue	Net income (loss)
Korea Telecom America, Inc.	5,850	1,904	13,392	(31)
PT. KT Indonesia	38	—	—	(6)
KT Powertel Co., Ltd.	167,131	44,012	112,905	5,453
KT ENS Corporation (formerly KT Networks Corporation)	291,636	225,285	587,438	11,133
KT Linkus Co., Ltd.	70,562	62,993	103,003	1,920
KT Submarine Co., Ltd.	115,781	27,449	83,006	6,146
KT Telecop Co., Ltd.	192,126	138,357	239,166	3,840
KT Hitel Co.,Ltd. [1]	293,665	102,644	582,925	3,551
KT Capital Co., Ltd. [1]	5,462,028	4,759,100	3,317,337	129,354
H&C Network [1]	257,390	110,126	225,402	18,870
Sidus FNH Corporation	9,481	2,549	5,729	(387)
Nasmedia, Inc.	97,140	40,943	24,769	5,615
Sofnics, Inc.	1,431	267	881	(178)
KTDS Co., Ltd.	189,983	125,172	574,792	18,245
KT M Hows Co., Ltd.	25,845	14,341	48,047	1,739
KT M&S Co., Ltd.	281,011	223,089	884,125	22,614
KT Music Corporation [1]	82,997	48,289	51,350	(5,088)
KT Skylife Co., Ltd. [1]	684,651	283,068	630,469	72,724
KT Estate Inc. [1]	1,434,685	109,634	253,367	22,692
NEXR Co., Ltd.	2,814	4,451	4,540	(1,965)
KTSB Dataservice	28,001	321	1,447	(4,802)
KT Cloudware Corporation	15,995	1,128	4,682	(2,913)
Centios Co., Ltd [1]	27,873	9,793	1,060	(5,097)
Enswers Inc. [1]	8,722	20,148	5,922	(4,990)
KT OIC Co., Ltd.	3,626	512	2,039	(448)
Ustream Inc.	2,677	1,050	2,831	(2,363)
KT Innoedu Co., Ltd.	12,618	8,450	21,578	(1,020)
KT Rental [1]	2,188,271	1,896,259	886,959	32,400
KT Media Hub Co., Ltd.	184,702	81,578	304,713	21,146
KT Sat Co., Ltd.	492,965	35,237	169,463	56,859
Best Partners Co., Ltd.	882	116	265	(681)
T-ON Telecom [2]	3,347	2,298	1,152	(2,358)
KT Sports [2]	15,672	6,750	21,794	(970)
KT Music Contents Fund No.1 [2]	10,529	185	72	(157)
KT-Michigan Global Contents Fund [2]	6,227	—	26	(173)
Autopion Co., Ltd. [2]	5,314	3,314	—	—
Korea Telecom Japan Co., Ltd.	17,752	14,204	22,154	30
Korea Telecom China Co., Ltd.	1,178	367	1,338	(1,108)
KT Dutch B.V. (formerly KTSC Investment Management B.V) [1]	46,347	14,684	22,077	(4,131)
Korea Telecom America, Inc.	5,773	1,825	13,881	32
PT. KT Indonesia	30	—	—	1
Olleh Rwanda Networks Ltd. [2]	226,776	217,132	—	(943)
KT Belguium [2]	38,033	—	—	(11)
KT ORS Belgium [2]	95	—	—	—

1	These companies are the intermediate parent companies of other subsidiaries and the above financial information is from their consolidated financial statements.

2	These entities were newly consolidated for the years ended December 31, 2011, 2012 and 2013. Only operating revenues and net income subsequent to the inclusion of consolidation scope are disclosed above.

2.    Significant Accounting Policies

The following is a summary of significant accounting policies followed by the Group in the preparation of its financial statements. These policies have been consistently applied to all the periods presented, unless otherwise stated.

2.1    Basis of Preparation

The consolidated financial statements of the Group have been prepared in accordance with International Financial Reporting Standards(“IFRS”) as issued by the International Accounting Standards Board (“IASB”)

The preparation of the consolidated financial statements requires the use of certain critical accounting estimates. It also requires management to exercise judgment in the process of applying the Group’s accounting policies. The areas involving a higher degree of judgment or complexity, or areas where assumptions and estimates are significant to the consolidated financial statements are disclosed in Note 3.

2.2    Changes in Accounting Policy and Disclosures

(1) New standards and amendments adopted by the Group

The Group adopted the following amended and enacted standards for the annual period beginning on January 1, 2013:

—Amendment to IAS 1, Presentation of Financial Statements: Presentation of Items of Other Comprehensive Income

The amendment requires entities to group items presented in other comprehensive income based on whether they are potentially reclassifiable to profit or loss subsequently. The Group applied the amendment retroactively and there is no impact of the application of this amendment on its total comprehensive income or loss.

—Amendment to IAS 19, Employee Benefits

The amendment requires entities to immediately recognize all actuarial gains and losses incurred in other comprehensive income or loss. All past service costs incurred are immediately recognized in accordance with the change of the plan, and the previous separate calculation of the interest cost and the expected returns on plan assets has been revised to calculate net interest expense (income) by applying the discount rate used in the defined benefit obligation measurement in the net defined benefit liabilities (assets). The Group applies the amendment retroactively and the comparative consolidated statements of operations and consolidated statements of comprehensive income are restated by reflecting adjustments resulting from the retrospective application.

—IFRS 10, Consolidated Financial Statements

IFRS 10, Consolidated Financial Statements, introduces a single control concept and provides additional guidance for evaluating control.

As a result of the adoption of IFRS 10, the Group consolidated KT Submarine Co., Ltd. by virtue of de-facto control because the Group is able to exercise the majority voting rights in its decision-making process considering historical voting pattern at the shareholders’ meeting, although the Group has 36.9% of ownership (39.34% including treasury stocks). KT Submarine Co., Ltd. was classified as an associate in accordance with the previous standard and accounted for using the equity method. Accordingly, the comparative consolidated financial statements were retrospectively adjusted and restated as if the Group obtained control over the entity from the initial acquisition of its interest.

Results of retrospective application of amendment to IAS 19 and IFRS 10 are as follows.

(in millions of Korean won, except per share amounts)	2012
Accounts	As reported	IFRS 10	IAS 19	Restated
Current assets	10,482,845	34,574	—	10,517,419
Non-current assets	23,996,654	43,835	—	24,040,489
Current liabilities	11,247,314	19,452	—	11,266,766
Non-current liabilities	10,067,673	5,494	—	10,073,167
Operating revenue	24,577,709	66,063	—	24,643,772
Operating expenses	22,892,776	56,360	14,537	22,963,673
Profit(loss) from continuing operations before income tax	1,422,502	6,877	(14,537)	1,414,842
Profit(loss) for the year from the continuing operations	1,111,450	5,017	(11,028)	1,105,439
Basic earnings per share (in won)	4,341	—	(45)	4,296
Cash flows from operating activities	5,721,398	4,087	—	5,725,485
Cash flows from investing activities	(3,844,381)	(6,798)	—	(3,851,179)
Cash flows from financing activities	(1,266,474)	(11,330)	—	(1,277,804)

(in millions of Korean won, except per share amounts)	2011
Accounts	As reported	IFRS 10	IAS 19	Restated
Current assets	9,790,659	55,998	—	9,846,657
Non-current assets	22,294,750	41,140	—	22,335,890
Current liabilities	8,745,125	34,481	—	8,779,606
Non-current liabilities	10,802,475	12,785	—	10,815,260
Operating revenue	21,979,299	108,531	—	22,087,830
Operating expenses	20,002,551	97,010	1,173	20,100,734
Profit(loss) from continuing operations before income tax	1,603,371	7,024	(1,173)	1,609,222
Profit(loss) for the year from the continuing operations	1,452,019	4,227	(889)	1,455,357
Basic earnings per share (in won)	5,947	—	(4)	5,943
Cash flows from operating activities	2,150,309	13,723	—	2,164,032
Cash flows from investing activities	(2,647,997)	(17,643)	—	(2,665,640)
Cash flows from financing activities	768,472	3951	—	772,423

—IFRS 11, Joint Arrangements

IFRS 11, Joint Arrangements, reflects the substance of joint arrangements and focuses on the rights and obligations of the parties to the joint arrangements rather than on the legal forms of the arrangements. Joint arrangements are classified into joint operations or joint ventures. The adoption of this standard does not have an impact on the consolidated financial statements.

—IFRS 12, Disclosures of Interests in Other Entities

IFRS 12, Disclosure of Interests in Other Entities, provides disclosure requirements for all types of equity investments in other entities including subsidiaries, associates, joint ventures and unconsolidated structured entities (Notes 14, 38 and 39).

—IFRS 13, Fair Value Measurement

IFRS 13, Fair Value Measurement, provides a precise definition of fair value, and a single source of fair value measurement and disclosure requirements for use across IFRS. The Group has applied this standard prospectively according to the transitional provisions of IFRS 13 and there is no material impact of the application of this standard on the consolidated financial statements.

(2) New standards, amendments and interpretations not yet adopted

New standards, amendments and interpretations effective for annual periods beginning after January 1, 2013, and not early adopted by the Group are as follows:

—Amendment to IFRS 10, Consolidated Financial Statements

Amendment to IFRS 10, Consolidated Financial Statements, provides that, if a parent company qualifies as an investment entity, it is required to measure its investments in subsidiaries at fair value through profit and loss instead of consolidating these subsidiaries in its consolidated financial statements. The amendment does not apply for a parent of an investment entity if the parent itself is not an investment entity. This amendment is effective for annual periods beginning on or after January 1, 2014, with early adoption permitted. The Group expects that the application of this amendment would not have a material impact on its consolidated financial statements.

—Amendment to IAS 32, Financial Instruments: Presentation

Amendment to IAS 32, Financial Instruments: Presentation, provides that the right to offset must not be contingent on a future event and must be legally enforceable in all of circumstances; and if an entity can settle amounts in a manner such that outcome is, in effect, equivalent to net settlement, the entity will meet the net settlement criterion. This amendment is effective for annual periods beginning on or after January 1, 2014, and the Group is assessing the impact of application of this amendment on its consolidated financial statements.

—Amendment to IAS 39, Financial Instruments: Recognition and Measurement

Amendment to IAS 39, Financial Instruments: Recognition and Measurement, allows the continuation of hedge accounting for a derivative that has been designated as a hedging instrument in a circumstance in which that derivative is novated to a central counterparty (CCP) as a consequence of laws or regulations. This amendment is effective for annual periods beginning on or after January 1, 2014, with early adoption permitted. The Group is assessing the impact of application of this amendment on its consolidated financial statements.

—Enactment of IFRIC interpretations 2121, Levies

IFRIC interpretations 2121, Levies, are applied to a liability to pay a levy imposed by a government in accordance with the legislation. The interpretation requires that the liability to pay a levy, which is not income tax, is recognized when the activity that triggers the payment of the levy occurs, as identified by the legislation (the obligating event). This interpretation is effective for annual periods beginning on or after January 1, 2014, with early adoption permitted. The Group expects that the application of this interpretation would not have a material impact on its consolidated financial statements.

2.3    Consolidation

The Group has prepared the consolidated financial statements in accordance with IFRS 10, Consolidated Financial Statements.

(1) Subsidiaries

Subsidiaries are all entities (including special purpose entities) over which the Group has control. The Group controls the corresponding investee when the Group is exposed to, or has rights to,

variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee. Consolidation of a subsidiary begins from the date the Group obtains control of the subsidiary and is deconsolidated when the subsidiary ceases when the Group loses control of the subsidiary.

The Group applies the acquisition method to account for business combinations. The consideration transferred is measured at the fair values of the assets transferred, and identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are initially measured at their fair values at the acquisition date. The Group recognizes any non-controlling interest in the acquiree on an acquisition-by-acquisition basis, either at fair value or at the non-controlling interest’s proportionate share of the recognized amounts of acquiree’s identifiable net assets. All other non-controlling interests are measured at their acquisition-date fair values, unless another measurement basis is required by IFRSs. Acquisition-related costs are expensed as incurred.

Goodwill is recognized as the excess of the aggregate of the consideration transferred, the amount of any non-controlling interest in the acquiree, and the acquisition-date fair value of the acquirer’s previously held equity interest in the acquiree over the identifiable net assets acquired. If this consideration is lower than the fair value of the net assets of the subsidiary acquired, the difference is recognized in profit or loss.

Balances of receivables and payables, income and expenses and unrealized gains and losses on transactions between the Company’s subsidiaries are eliminated. Accounting policies of subsidiaries have been changed where necessary to ensure consistency with the policies adopted by the Company.

(2) Changes in ownership interests in subsidiaries without change of control

In transactions with non-controlling interests, which do not result in loss of control, the Group recognizes directly in equity any difference between the amount by which the non-controlling interests are adjusted and the fair value of the consideration paid or received, and attribute it to the owners of the parent.

(3) Disposal of subsidiaries

If the Group loses control of a subsidiary, any investment continuously retained in the subsidiary is re-measured to its fair value at the date when control is lost and any resulting differences are recognized in profit or loss.

(4) Associates

Associates are all entities over which the Group has significant influence which is the power to participate in the financial and operating policy decisions of the investee but is not control or joint control over those policies. Investments in associates are initially recognized at acquisition cost using the equity method. Unrealized gains on transactions between the Group and its associates are eliminated to the extent of the Group’s interest in the associates. If there is any objective evidence that the investment in the associate is impaired, the Group recognizes the difference between the recoverable amount of the associate and its book value as impairment loss.

(5) Jointly controlled entities

A joint arrangement of which two or more parties have joint control is classified as either a joint operation or a joint venture. A joint operator has rights to the assets, and obligations for the liabilities, relating to the joint operation and recognizes the assets, liabilities, revenues and expenses relating to its interest in a joint operation. A joint venture has rights to the net assets relating to the joint venture and accounts for that investment using the equity method.

2.4    Segment Reporting

Operating segments are reported in a manner consistent with the internal reporting provided to the chief operating decision-maker (Note 33). The chief operating decision-maker is responsible for making strategic decisions on resource allocation and performance assessment of the operating segments.

2.5    Foreign Currency Translation

(1) Functional and presentation currency

Items included in the financial statements of each of the Group’s entities are measured using the currency of the primary economic environment in which the entity operates (the “functional currency”). The consolidated financial statements are presented in Korean won, which is the Company’s functional and presentation currency.

(2) Transactions and balances

Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the transactions or valuation when items are re-measured. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at year-end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognized in profit or loss.

Exchange differences arising on non-monetary financial assets and liabilities such as equity instruments at fair value through profit or loss and available-for-sale equity instruments are recognized in profit or loss and included in other comprehensive income, respectively, as part of the fair value gain or loss.

(3) Translation into presentation currency

Different functional currencies are translated into presentation currency using the following procedures.

•	Assets and liabilities at the closing rate at the date of that statement of financial position

•	Income and expenses at average rate for the period

•	Equity at historical rate

•	All resulting exchange differences are recognised in other comprehensive income

2.6    Cash and Cash Equivalents

Cash and cash equivalents include cash on hand, deposits held at call with banks, and other short-term highly liquid investments with original maturities of less than three months.

2.7    Financial Assets

(1) Classification and measurement

The Group classifies its financial assets in the following categories: financial assets at fair value through profit or loss, available-for-sale financial assets, loans and receivables, and held-to-maturity financial assets. Regular purchases and sales of financial assets are recognized on trade date.

At initial recognition, financial assets are measured at fair value plus, in the case of financial assets not carried at fair value through profit or loss, transaction costs. Transaction costs of financial assets carried at fair value through profit or loss are expensed in the statement of income. After the initial recognition, available-for-sale financial assets and financial assets at fair value through profit or loss are subsequently carried at fair value. Loans and receivables, and held-to-maturity investments are subsequently carried at amortized cost using the effective interest rate method.

Changes in fair value of financial assets at fair value through profit or loss are recognized in profit or loss and changes in fair value of available-for-sale financial assets are recognized in other comprehensive income. When the available-for-sale financial assets are sold or impaired, the fair value adjustments recorded in equity are reclassified into profit or loss.

(2) Impairment

The Group assesses at the end of each reporting period whether there is objective evidence that a financial asset or a group of financial assets is impaired. A financial asset or a group of financial assets is impaired and impairment losses are incurred only if there is objective evidence of impairment as a result of one or more events that occurred after the initial recognition of the asset (a ‘loss event’) and that loss event (or events) has an impact on the estimated future cash flows of the financial asset or a group of financial assets that can be reliably estimated.

Impairment of loans and receivables is presented as a deduction in an allowance account. Impairment of other financial assets is directly deducted from their carrying amount. The Group writes off financial assets when the assets are determined to be no longer recoverable.

The objective evidence that a financial asset is impaired includes significant financial difficulty of the issuer or obligor; a delinquency in interest or principal payments over three months; or the disappearance of an active market for that financial asset because of financial difficulties. A decline in the fair value of an available-for-sale equity instrument by more than 30% from its cost or a prolonged decline below its cost for more than six months is also objective evidence of impairment.

(3) Derecognition

If the Group transfers a financial asset and the transfer does not result in derecognition because the Company has retained substantially of all risks and rewards of ownership of the transferred asset due to a recourse in the event the debtor defaults, the Group continues to recognize the transferred asset in its entirety and recognizes a financial liability for the consideration received. The related financial liability is classified as ‘borrowings’ in the statement of financial position (Note 16).

2.8    Derivative Instruments

Derivatives are initially recognized at fair value on the date when a derivative contract is entered into and are subsequently re-measured at their fair value. Changes in the fair value of the derivatives that are not qualified for hedge accounting are recognized in the statement of income within ‘finance income (expenses)’ according to the nature of transactions.

The Group applies cash flow hedge accounting for hedging price changes risks on forecast purchases of inventories. The effective portion of changes in fair value of derivatives that are designated and qualify as cash flow hedges is recognized in other comprehensive income and the ineffective portion is recognized in ‘operating income (expenses)’. Amounts of changes in fair value of effective hedging instruments accumulated in other comprehensive income are included in the initial measurement of the cost of non-financial assets as hedging transactions and recognized as ‘cost of sales’ for the periods when the corresponding transactions affect profit or loss. When a forecast transaction is no longer expected to occur, the cumulative gain or loss that is reported in other comprehensive income is recognized as ‘operating income (expenses)’.

The Group applies fair value hedge accounting for hedging fixed interest risks on borrowings. The effective portion of changes in fair value of derivatives that are designated and qualify as fair value hedges is recognized as ’finance cost’, and the ineffective portion is recognized as ‘operating income (expenses)’. However, changes in the fair value of the hedged items attributable to hedged risk are recognized as ‘finance cost’.

If the hedge no longer meets the criteria for hedge accounting, the adjustment to the carrying amount of a hedged item for which the effective interest method is used is amortized to profit or loss over the period to maturity.

2.9    Inventories

Inventories are stated at the lower of cost and net realizable value. Cost is determined using the weighted-average method, except for inventories in-transit which is determined using the specific identification method.

2.10    Non-current Assets (or Disposal Group) Held-for-sale

Non-current assets (or disposal group) are classified as assets held-for-sale when their carrying amount is to be recovered principally through a sale transaction and a sale is considered highly probable. The assets are measured at the lower amount between their carrying amount and the fair value less costs to sell.

2.11    Property and Equipment

Property and equipment are stated at its cost less accumulated depreciation and accumulated impairment losses. Historical cost includes expenditures that is directly attributable to the acquisition of the items.

The fair value of a liability for an asset retirement obligation is recorded in the period in which it is incurred if a reasonable estimate of fair value can be made. In periods subsequent to initial measurement, we recognize period-to-period changes in the liability resulting from the passage of time and revisions to either the timing or the amount of the original estimate.

Land is not depreciated. Depreciation on other assets is calculated using the straight-line method to allocate the difference between their cost and their residual values over their estimated useful lives, as follows:

Estimated Useful Lives
Buildings	5 – 40 years
Structures	5 – 40 years
Machinery and equipment	3 – 40 years
(Telecommunications equipment and others)
Others
Vehicles	4 – 6 years
Tools	4 – 6 years
Office equipment	4 – 6 years

The depreciation method, residual values and useful lives of property and equipment are reviewed at the end of each reporting period and, if appropriate, accounted for as changes in accounting estimates.

2.12    Investment Property

Property held to earn rentals or for capital appreciation or both is classified as investment property. Investment property is measured initially at its cost. After recognition as an asset, investment property is carried at cost less accumulated depreciation and impairment losses. Investment property, except for land, is depreciated using the straight-line method over their useful lives from 10 to 40 years.

2.13    Intangible Assets

(1)     Goodwill

Goodwill is measured as explained in Note 2.3 (1) and goodwill arising from acquisition of subsidiaries and business are included in intangible assets. Goodwill is tested at least annually for impairment and carried at cost less accumulated impairment losses. Impairment losses on goodwill are not reversed. The calculation of the gains and losses on the disposal of an entity include the carrying amount of goodwill relating to the entity sold.

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

(2)    Intangible assets except goodwill

Separately acquired Intangible assets except for goodwill are shown at historical cost. These assets have definite useful lives and are carried at historical cost less accumulated amortization. Assets with definite useful lives are amortized using the straight-line method according to the estimated useful lives presented below. However, facility usage rights (condominium membership and golf membership) and broadcast license are regarded as intangible assets with indefinite useful life and not amortized, because there is no foreseeable limit to the period over which the asset is expected to generate net cash inflows.

The estimated useful life used for amortizing intangible assets is as follows:

Estimated Useful Lives
Development costs	5 – 6 years
Goodwill	Unlimited useful life
Software	6 years
Industrial property rights	2 – 10 years
Frequency usage rights	5.75 – 15 years
Others [1]	3 – 50 years

1	Facility usage rights (condominium membership and golf membership) and broadcast license included in others are classified as intangible assets with indefinite useful life.

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

2.14    Borrowing Costs

Borrowing costs incurred in the acquisition or construction of a qualifying asset are capitalized in the period when it is prepared for its intended use, and investment income earned on the temporary investment of borrowings made specifically for the purpose obtaining a qualifying asset is deducted from the borrowing costs eligible for capitalization during the period. Other borrowing costs are recognized as expenses for the period in which they are incurred.

2.15    Government Grants

Government grants related to assets are recognized in profit or loss on a systematic and rational basis over the useful life of the asset by setting up the grant as deferred income, and government grants related to income are deferred and recognized in the statement of income as part of operating income for the period in which the related expenses for the purpose of the government grants are incurred.

2.16    Impairment of Non-Financial Assets

Goodwill or intangible assets with indefinite useful lives are not subject to amortization and are tested at least annually for impairment. Assets that are subject to amortization are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognized for the amount by which the asset’s carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset’s fair value less costs to sell and value in use. Non-financial assets, other than goodwill, that suffered impairment are reviewed for possible reversal of the impairment at each reporting date.

2.17    Financial Liabilities

(1) Classification and measurement

Financial liabilities at fair value through profit or loss are financial instruments held for trading. Financial liabilities are classified in this category if incurred principally for the purpose of repurchasing them in the near term. Derivatives that are not designated as hedges or bifurcated from financial instruments containing embedded derivatives are also categorized as held-for-trading.

The Group classifies non-derivative financial liabilities, except for financial liabilities at fair value through profit or loss, financial guarantee contracts and financial liabilities that arise when a transfer of financial assets does not qualify for derecognition, as financial liabilities carried at amortized cost and presented as ‘trade payables’, ‘borrowings’, and ‘other financial liabilities’ in the statement of financial position.

Preferred shares that provide for a mandatory redemption at a particular date are classified as liabilities. Interest expenses on these preferred shares calculated using the effective interest method are recognized in the statement of income as ‘finance costs’, together with interest expenses recognized on other financial liabilities.

The Group’s financial liabilities at fair value through profit or loss are financial instruments held for trading and designated as financial liabilities at fair value through profit or loss. Financial liabilities held for trading are financial liabilities that are incurred principally for the purpose of repurchasing them in the near term and derivatives that are not designated as hedges or bifurcated from financial instruments containing embedded derivatives. Financial liabilities at fair value through profit or loss are structured financial liabilities containing embedded derivatives issued by the Group.

As it was unable to measure the embedded derivatives separately from its host contract, the Group designated the entire hybrid contact as at fair value through profit or loss. The financial liability that the Group designated as at fair value through profit or loss is a foreign convertible bond.

(2) Derecognition

Financial liabilities are removed from the statement of financial position when it is extinguished, for example, when the obligation specified in the contract is discharged, cancelled or expired or when the terms of an existing financial liability are substantially modified.

2.18    Financial Guarantee Contracts

Financial guarantee contracts provided by the Group are initially measured at fair value on the date the guarantee was given. Subsequent to initial recognition, the Group’s liabilities under such guarantees are measured at the higher of the amounts below and recognized as ‘other financial liabilities’:

•	the amount determined in accordance with IAS 37, Provisions, Contingent Liabilities and Contingent Assets; or

•	the initial amount, less accumulated amortization recognized in accordance with IAS 18, Revenue.

2.19    Compound Financial Instruments

Compound financial instruments are convertible bonds that can be converted into equity instruments at the option of the holder. The liability component of a compound financial instrument is recognized initially at the fair value of a similar liability that does not have an equity conversion option. The equity component is recognized initially on the difference between the fair value of the compound financial instrument as a whole and the fair value of the liability component. Any directly attributable transaction costs are allocated to the liability and equity components in proportion to their initial carrying amounts.

2.20    Employee Benefits

(1) Post-employment benefits

The Group has both defined benefit and defined contribution plans.

A defined contribution plan is a pension plan under which the Group pays fixed contributions into a separate entity. The contributions are recognized as employee benefit expenses when an employee has rendered service.

A defined benefit plan is a pension plan that is not a defined contribution plan. Typically defined benefit plans define an amount of pension benefit that an employee will receive on retirement, usually dependent on one or more factors such as age, years of service and compensation. The liability recognized in the statement of financial position in respect of defined benefit pension plans is the present value of the defined benefit obligation at the end of the reporting period less the fair value of plan assets. The defined benefit obligation is calculated annually by independent actuaries using the projected unit credit method. The present value of the defined benefit obligation is determined by discounting the estimated future cash outflows using interest rates of high-quality corporate bonds and that have terms to maturity approximating to the terms of the related pension obligation. The remeasurement of the net defined benefit liability is recognized in other comprehensive income.

If any plan amendments, curtailments, or settlements occur, past service costs or any gains or losses on settlement are recognized as profit or loss for the year.

(2) Termination benefits

Termination benefits are payable when employment is terminated by the Group before the normal retirement date, or whenever an employee accepts voluntary redundancy in exchange for these benefits. The Group recognizes termination benefits at the earlier of the following dates: when the entity can no longer withdraw the offer of those benefits or when the entity recognizes costs for a restructuring.

2.21    Share-based payments

Equity-settled share-based payments granted to employees are estimated at the grant date fair value of equity instruments and recognized as employee benefit expenses over the vesting period. The number of equity instruments expected to vest is remeasured with consideration to non-market vesting conditions at the end of the reporting period, with any changes from the original measurement recognized in the profit for the year and equity.

When the options are exercised, the Company issues new shares. The proceeds received, net of any directly attributable transaction costs, are recognized as share capital (nominal value) and share premium.

2.22    Provisions

Provisions are measured at the present value of the expenditures expected to be required to settle the obligation and the increase in the provision due to passage of time is recognized as interest expense.

2.23    Leases

(1) Lessee

A lease is an agreement, whereby the lessor conveys to the lessee, in return for a payment or series of payments, the right to use an asset for an agreed period of time. Leases where all the risks and rewards of ownership are not transferred to the Group are classified as operating leases. Lease payments under operating leases are recognized as expenses on a straight-line basis over the lease term.

Leases where the Group has substantially all the risks and rewards of ownership are classified as finance leases and recognized as lease assets and liabilities at the lower of the fair value of the leased property and the present value of the minimum lease payments on the opening date of the lease period.

(2) Lessor

A lease is classified as a finance lease if it transfers substantially all the risks and rewards incidental to ownership at the inception of the lease. A lease other than a finance lease is classified as an operating lease. Lease income from operating leases is recognized in income on a straight-line basis over the lease term. Initial direct costs incurred by the lessor in negotiating and arranging an operating lease is added to the carrying amount of the leased asset and recognized as an expense over the lease term on the same basis as the lease income.

2.24    Capital Stock

Common stocks are classified as equity.

Where the Company purchases its own equity share capital, the consideration paid, including any directly attributable incremental costs, is deducted from equity attributable to the Company’s equity holders until the stocks are cancelled or reissued. Where such shares are subsequently reissued, any consideration received is included in equity attributable to the Company’s equity holders.

2.25    Revenue Recognition

Revenue is measured at the fair value of the consideration received or receivable for the sale of goods or rendering of services arising from the normal activities of the Group. It is stated as net of value added taxes, returns, rebates and discounts, after elimination of intra-company transactions.

The Group recognizes revenue when the amount of revenue can be reliably measured; when it is probable that future economic benefits will flow to the entity; and when specific criteria have been met for each of the Group’s activities, as described below. The Group bases its estimate on historical results, taking into consideration the type of customer, the type of transaction and the specifics of each arrangement.

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

(2) Sales of goods

The Group sells a range of handsets and other telephone products. Revenue from the sale of goods is recognized when products are delivered to the purchaser.

(3) Interest income

Interest income is recognized using the effective interest method according to the time passed. When a loan and receivable is impaired, the Group reduces the carrying amount to its recoverable amount and continues unwinding the discount as interest income. Interest income on impaired loans and receivables is recognized using the original effective interest rate.

(4) Commission fees

Commission fees related to the credit card business is recognized when it is probable that future economic benefits will flow to the entity and these benefits can be reliably measured. Revenues from acquiree fee, agent fee, optional service fees, member service fees and credit card service charge are measured at the fair value of the consideration received and recognized on a accrual basis.

(5) Royalty income

Royalty income is recognized on an accrual basis in accordance with the substance of the relevant agreements.

(6) Dividend income

Dividend income is recognized when the right to receive payment is established.

(7) Customer loyalty programme

The Group operates a customer loyalty program where customers accumulate points for purchases made which entitle them to discounts on future purchases. The reward points are recognized as a separately identifiable component of the initial sale transaction. The fair value of the consideration received or receivable in respect of the initial sale is allocated between the reward points and the other components of the sale. The fair value of the reward points is measured by taking into account the proportion of the reward points that are not expected to be redeemed by customers. Revenue from the reward points is recognized when the points are redeemed.

2.26    Current and Deferred Income Tax

The tax expense for the period consists of current and deferred tax. Tax is recognized on the profit for the period in the statement of income, except to the extent that it relates to items recognized in other comprehensive income or directly in equity. In this case, the tax is also recognized in other comprehensive income or directly in equity, respectively. The tax expense is calculated on the basis of the tax laws enacted or substantively enacted at the end of the reporting period.

Deferred tax is recognized for temporary differences arising between the tax bases of assets and liabilities and their carrying amounts as expected tax consequences at the recovery or settlement of the carrying amounts of the assets and liabilities. However, deferred tax assets and liabilities are not recognized if they arise from initial recognition of an asset or liability in a transaction other than a business combination that at the time of the transaction affects neither accounting nor taxable profit or loss.

Deferred tax assets are recognized only to the extent that it is probable that future taxable profit will be available against which the deductible temporary differences can be utilized.

Deferred tax liability is recognized for taxable temporary differences associated with investments in subsidiaries, associates, and interests in joint ventures, except to the extent that the Group is able to control the timing of the reversal of the temporary difference and it is probable that the temporary difference will not reverse in the foreseeable future. In addition, deferred tax asset is recognized for deductible temporary differences arising from such investments to the extent that it is probable the temporary difference will reverse in the foreseeable future and taxable profit will be available against which the temporary difference can be utilized.

Deferred tax assets and liabilities are offset when there is a legally enforceable right to offset current tax assets against current tax liabilities and when the deferred income taxes assets and liabilities relate to income taxes levied by the same taxation authority on either the same taxable entity or different taxable entities where there is an intention to settle the balances on a net basis.

2.27    Deferred Loan Fees and Costs

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

In addition, the deferred loan origination fees and costs are offset and the net amounts are presented in the consolidated statement of financial position.

2.28    Non-current Assets Held for Sale and Discontinued Operations

When a component of the Group representing a separate major line of business or geographical area of operation has been disposed of, or is subject to a sale plan involving loss of control of a subsidiary, the Group discloses in the statement of income the post-tax profit or loss of discontinued operations and the post-tax gain or loss recognized on the measurement to fair value less costs to sell or on the disposal of the assets or group to be sold constituting the discontinued operation. The net cash flows attributable to the operating, investing and financing activities of discontinued operations are presented in the notes to the financial statements (Note 40).

2.29    Dividend

Dividend distribution to the Company’s shareholders is recognized as a liability in the financial statements in the period in which the dividends are approved by the Company’s shareholders.

2.30    Approval of Issuance of the Financial Statements

The issuance of the December 31, 2013 financial statements of the Company was approved by the directors on April 11, 2014.

2.31    US Dollar Convenience Translation

The December 31, 2013 consolidated financial statements are expressed in Korean Won and have been translated into U.S. dollars at the rate of ￦1,055.3 to US$1, the market average exchange rate announced by Seoul Money Brokerage Services, Ltd. and in effect on December 31, 2013, solely for the convenience of the reader. These translations should not be construed as a representation that any or all of the amounts shown could be converted into U.S. dollars at this or any other rate.

3.    Critical Accounting Estimates and Assumptions

The Group makes estimates and assumptions concerning the future. The estimates and assumptions are continuously evaluated with consideration to factors such as events reasonably predictable in the foreseeable future within the present circumstance according to historical experience. The resulting accounting estimates will, by definition, seldom equal the related actual results. The estimates and assumptions that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year are addressed below.

3.1    Impairment of Goodwill

The Group tests whether goodwill has suffered any impairment annually and also when there are indications that an asset may be impaired. The recoverable amounts of cash-generating units have been determined based on value-in-use calculations (Note 13).

3.2    Income Taxes

The Group is operating in numerous countries and the income generated from these operations is subject to income taxes based on tax laws and interpretations of tax authorities in numerous jurisdictions. There are many transactions and calculations for which the ultimate tax determination is uncertain.

3.3    Fair Value of Derivatives and Financial Instruments

The fair value of financial instruments that are not traded in an active market is determined by using valuation techniques. The Group uses its judgment to select a variety of methods and make assumptions that are mainly based on market conditions existing at the end of each reporting period (Note 36).

3.4    Allowance for Doubtful Accounts

The Group recognizes provisions for accounting of estimated loss in customers’ insolvency. When the allowance for doubtful accounts is estimated, it is based on the aging analysis of trade receivables balances, incurred loss experience, customers’ credit rates and changes of payment terms. If the customer’s financial position becomes worse, the actual loss amount will be increased more than the estimated.

3.5    Net defined benefit liability

The present value of net defined benefit liability depends on a number of factors that are determined on an actuarial basis using a number of assumptions including the discount rate (Note 18).

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

3.7    Provisions

As described in Note 17, the Group records provisions for litigation and asset retirement obligations as of the end of the reporting period. The provisions are estimated based on the factors such as the historical experiences.

3.8    Useful lives of Property and Equipment and Investment Property

Depreciation on property and equipment excluding land, condominium memberships, golf club memberships, and broadcasting concession is calculated using the straight-line method over their useful lives. The estimated useful lives are determined based on expected usage of the assets and the estimates can be materially affected by technical changes and other factors. The Group will increase depreciation if the useful lives are considered shorter than the previously estimated useful lives.

4.    Financial Instruments by category

Financial instruments by category as of December 31, 2012 and 2013, are as follows:

(In millions of Korean won)	2012
Financial assets	Loans and receivables		Assets at fair value through the profit and loss		Derivatives used for hedge		Available- for-sale		Held-to-Maturity		Total
Cash and cash equivalents	￦	2,057,613	￦	—	￦	—	￦	—	￦	—	￦	2,057,613
Trade and other receivables		6,980,474		—		—		—		—		6,980,474
Loans receivable		1,180,700		—		—		—		—		1,180,700
Finance lease receivables		861,655		—		—		—		—		861,655
Other financial assets		460,394		6,407		21,348		429,875		436		918,460

Total	￦	11,540,836	￦	6,407	￦	21,348	￦	429,875	￦	436	￦	11,998,902

(In millions of Korean won)	2012
Financial liabilities	Liabilities at fair value through the profit and loss		Derivatives used for hedge		Financial liabilities at amortized cost		Other liabilities		Total
Trade and other payables	￦	—	￦	—	￦	7,922,662	￦	—	￦	7,922,662
Finance lease liabilities		—		—		41,646		—		41,646
Borrowings		—		—		11,436,119		—		11,436,119
Other financial liabilities		3,216		112,603		16,649		9,328		141,796

Total	￦	3,216	￦	112,603	￦	19,417,076	￦	9,328	￦	19,542,223

(In millions of Korean won)	2013
Financial assets	Loans and receivables		Assets at fair value through the profit and loss		Derivatives used for hedge		Available- for-sale		Held-to-Maturity		Total
Cash and cash equivalents	￦	2,070,869	￦	—	￦	—	￦	—	￦	—	￦	2,070,869
Trade and other receivables		6,053,040		—		—		—		—		6,053,040
Loans receivable		1,348,597		—		—		—		—		1,348,597
Finance lease receivables		709,937		—		—		—		—		709,937
Other financial assets		582,693		15,643		3,496		547,627		3,248		1,152,707

Total	￦	10,765,136	￦	15,643	￦	3,496	￦	547,627	￦	3,248	￦	11,335,150

(In millions of Korean won)	2013
Financial liabilities	Liabilities at fair value through the profit and loss		Derivatives used for hedge		Financial liabilities at amortized cost		Other liabilities		Total
Trade and other payables	￦	—	￦	—	￦	8,472,707	￦	—	￦	8,472,707
Finance lease liabilities		—		—		68,210		—		68,210
Borrowings		—		—		11,483,893		—		11,483,893
Other financial liabilities		2,956		150,612		73,080		15,984		242,632

Total	￦	2,956	￦	150,612	￦	20,097,890	￦	15,984	￦	20,267,442

Income or expense (gain or loss) by financial instrument category for the years ended December 31, 2011, 2012 and 2013, are as follows:

(In millions of Korean won)	2011		2012		2013
Loans and receivables
Interest income [1]	￦	324,985	￦	387,254	￦	279,047
Foreign currency transaction gain(loss)		6,108		(1,198)		23,509
Foreign currency translation gain(loss)		4,762		(3,208)		(5,245)
Loss on disposal		(3,807)		(15,809)		(7,534)
Loss on valuation		(149,667)		(150,389)		(189,665)
Assets at fair value through the profit and loss
Dividend income		13		—		—
Gain(loss) on disposal		(1,120)		10		375
Gain(loss) on valuation		12,951		(80)		(5,427)
Derivatives used for hedging
Transaction gain(loss)		(26,882)		(4,023)		1,134
Gain(loss) on valuation		42,755		(49,729)		127
Other comprehensive income(loss) [2]		52,414		(9,407)		(1,936)
Reclassified to profit or loss from other comprehensive income [2,3]		(31,151)		24,764		1,408
Available-for-sale
Interest income [1]		389		142		345
Dividend income		7,810		6,370		20,841
Gain on disposal		6,724		7,991		2,339
Impairment loss		(4,727)		(3,401)		(5,053)
Other comprehensive income(loss) [2]		60,834		23,952		49,778
Reclassified to profit or loss from other comprehensive income [2]		(1,376)		(4,865)		6,554
Liabilities at fair value through the profit and loss
Foreign currency transaction loss		—		199		42
Gain(loss) on disposal		40		(78)		(676)
Gain on valuation		(142)		331		156
Derivatives used for hedging
Gain(loss) on disposal		—		2,352		(3,339)
Gain(loss) on valuation		1,041		(191,627)		(97,289)
Other comprehensive income(loss) [2]		10,790		(119,883)		(70,367)
Reclassified to profit or loss from other comprehensive income [2,3]		(3,882)		130,103		66,199
Financial liabilities at amortized cost
Interest expense [1,4]		(587,560)		(589,727)		(548,129)
Foreign currency transaction gain(loss)		4,063		3,383		(330)
Foreign currency translation gain(loss)		(85,198)		262,383		104,820
Other liabilities
Financial guarantee gain or loss		(4,973)		(11,216)		9,034

Total	￦	(364,806)	￦	(305,406)	￦	(369,282)

1	KT Capital Co., Ltd. and KT Rental, a subsidiary of the Group, recognizes interest income and expense as operating revenue and expense. Interest income recognized as operating revenue is ￦170,598 million (2011: ￦173,740 million, 2012: ￦184,182 million) and interest expense recognized as operating expense is ￦97,827 million (2011: ￦106,951 million, 2012: ￦116,810 million) for the year ended December 31, 2013.

2	The amounts directly reflected in equity before adjustments of deferred income tax.

3	During the year, the certain derivatives of the Group were settled and the related gain or loss on valuation of cash flow hedge in other comprehensive income was reclassified to profit or loss for the year.

4	The amounts reflected as interest expense arising from derivatives.

5.    Cash and Cash Equivalents

Cash and cash equivalents as of December 31, 2012 and 2013, are as follows:

(In millions of Korean won)	2012		2013
Cash on hand	￦	5,943	￦	5,712
Cash in banks		860,956		885,620
Money market trust		768,259		817,466
Other financial instruments		422,455		362,071

Total	￦	2,057,613	￦	2,070,869

Cash and cash equivalents in the statement of financial position equal cash and cash equivalents in the statements of cash flows.

Restricted cash and cash equivalents as of December 31, 2012 and 2013, are as follows:

(In millions of Korean won)	Type	2012		2013		Description
Cash and cash equivalents	Restricted deposit	￦	6,690	￦	1,998	Deposit restricted for governmental project

6.    Trade and Other Receivables

Trade and other receivables as of December 31, 2012 and 2013, are as follows:

	2012
(in millions of Korean won)	Total amounts		Allowance for doubtful accounts		Present value discount		Carrying value
Current assets
Trade receivables	￦	4,468,062	￦	(464,126)	￦	(30,906)	￦	3,973,030
Other receivables		2,101,533		(166,204)		(851)		1,934,478

Total	￦	6,569,595	￦	(630,330)	￦	(31,757)	￦	5,907,508

Non-current assets
Trade receivables	￦	688,303	￦	(3,992)	￦	(52,252)	￦	632,059
Other receivables		494,494		(9,736)		(43,851)		440,907

Total	￦	1,182,797	￦	(13,728)	￦	(96,103)	￦	1,072,966

	2013
(in millions of Korean won)	Total amounts		Allowance for doubtful accounts		Present value discount		Carrying value
Current assets
Trade receivables	￦	3,791,089	￦	(523,098)	￦	(28,248)	￦	3,239,743
Other receivables		2,143,203		(142,821)		(556)		1,999,826

Total	￦	5,934,292	￦	(665,919)	￦	(28,804)	￦	5,239,569

Non-current assets
Trade receivables	￦	404,372	￦	(2,568)	￦	(33,539)	￦	368,265
Other receivables		500,028		(9,775)		(45,047)		445,206

Total	￦	904,400	￦	(12,343)	￦	(78,586)	￦	813,471

The fair values of trade and other receivables with original maturities less than one year equal their carrying values because the discounting effect is immaterial. The fair value of trade and other receivables with original maturities longer than one year, which are mainly from sales of goods, is determined discounting the expected future cash flow at the weighted average borrowing rate.

Details of changes in allowance for doubtful accounts for the years ended December 31, 2012 and 2013, are as follows:

	2012				2013
(in millions of Korean won)	Trade receivables		Other receivables		Trade receivables		Other receivables
Beginning balance	￦	473,311	￦	169,164	￦	468,118	￦	175,940
Provision		99,037		14,771		151,240		8,926
Reversal or written-off		(117,567)		(9,622)		(92,979)		(34,227)
Changes in the scope of consolidation		10,487		1,632		338		2,349
Others		2,850		(5)		(1,051)		(392)

Ending balance	￦	468,118	￦	175,940	￦	525,666	￦	152,596

Provisions for doubtful trade and other receivables are recognized as operating expenses or finance costs.

Details of aging analysis of trade receivables as of December 31, 2012 and 2013, are as follows:

(in millions of Korean won)	2012		2013
Neither past due nor impaired	￦	3,874,113	￦	2,959,284

Past due and impaired
Up to six months		700,683		725,681
Six months to twelve months		131,928		105,607
Over twelve months		366,483		343,102

		1,199,094		1,174,390
Allowance for doubtful accounts		(468,118)		(525,666)

Total	￦	4,605,089	￦	3,608,008

The detail of other receivables as of December 31, 2012 and 2013, are as follows:

(in millions of Korean won)	2012		2013
Loans	￦	131,324	￦	89,134
Receivables [1]		2,029,077		2,096,086
Accrued income		24,656		22,603
Refundable deposits		365,161		389,199
Others		1,107		606
Allowance		(175,940)		(152,596)

Total	￦	2,375,385	￦	2,445,032

Current		1,934,478		1,999,826
Non-current		440,907		445,206

1	The settlement receivables of BC Card Co., Ltd. of ￦1,553,823 million (2012: ￦1,343,859 million) included.

Details of aging analysis of other receivables as of December 31, 2012 and 2013, are as follows:

(in millions of Korean won)	2012		2013
Neither past due nor impaired	￦	2,180,948	￦	2,312,757

Past due and impaired
Up to six months		193,559		105,712
Six months to twelve months		21,041		16,641
Over twelve months		155,777		162,518

		370,377		284,871
Allowance for doubtful accounts		(175,940)		(152,596)

Total	￦	2,375,385	￦	2,445,032

The maximum exposure of trade and other receivables to credit risk is the carrying value of each class of receivables mentioned above as of December 31, 2013. As of December 31, 2013, the Company is provided with guarantees of ￦667,817 million by Seoul Guarantee Insurance related to the collection of certain accounts receivable arising from the handset sales.

7.    Loans Receivable

Loans receivable are from the Group’s Finance/Rental Business Group, which provides credit card, loan and lease services. Loans receivable as of December 31, 2012 and 2013, are as follows:

Current

	2012						2013
(in millions of Korean won)	Original amount		Allowance for doubtful accounts		Carrying Value		Original amount		Allowance for doubtful accounts		Carrying Value
Factoring receivables	￦	71,293	￦	—	￦	71,293	￦	82,994	￦	(1,245)	￦	81,749
Loans		581,351		(33,256)		548,095		752,165		(32,722)		719,443
Loans for installment credit		49,205		(1,235)		47,970		38,799		(1,205)		37,594
Deferred loan origination costs		755		—		755		(62)		—		(62)

Total	￦	702,604	￦	(34,491)	￦	668,113	￦	873,896	￦	(35,172)	￦	838,724

Non-Current

	2012						2013
(in millions of Korean won)	Original amount		Allowance for doubtful accounts		Carrying Value		Original amount		Allowance for doubtful accounts		Carrying Value
Factoring receivables	￦	6,051	￦	(1,599)	￦	4,452	￦	1,073	￦	(103)	￦	970
Loans		406,410		(15,161)		391,249		426,218		(15,929)		410,289
Loans for installment credit		66,517		(1,935)		64,582		46,849		(5,007)		41,842
Deferred loan origination costs		2,336		—		2,336		3,432		—		3,432
New technology financial investment assets		6,788		(2,433)		4,355		6,629		(803)		5,826
New technology financial loans		55,190		(9,577)		45,613		63,575		(16,061)		47,514

Total	￦	543,292	￦	(30,705)	￦	512,587	￦	547,776	￦	(37,903)	￦	509,873

The fair values of trade and other receivables with maturities less than one year equal their carrying values because the discounting effect is immaterial. The fair value of loans receivables is determined discounting the future cash flow at the weighted average borrowing rate.

Details of changes in allowance for doubtful accounts for the years ended December 31, 2012 and 2013, are as follows:

(in millions of Korean won)	2012		2013
Beginning	￦	43,587	￦	65,196
Provision		32,914		40,743
Reversal or written-off		(12,210)		(30,448)
Others		905		(2,416)

Ending	￦	65,196	￦	73,075

Provisions for doubtful loans receivable are recognized as operating expenses.

Details of aging analysis of loans receivables as of December 31, 2012 and 2013, are as follows:

(in millions of Korean won)	2012		2013
Neither past due nor impaired	￦	1,155,838	￦	1,322,206

Past due and impaired
Up to six months		75,942		54,263
Six months to twelve months		3,767		27,312
Over twelve months		10,349		7,891

		90,058		89,466
Allowance for doubtful accounts		(65,196)		(73,075)

Total	￦	1,180,700	￦	1,348,597

The maximum exposure of loans receivables to credit risk is carrying value as of December 31, 2013.

8.    Other Financial Assets and Liabilities

Other financial assets and liabilities as of December 31, 2012 and 2013, are as follows:

(In millions of Korean won)	2012		2013
Other financial assets
Assets at fair value through the profit and loss	￦	6,407	￦	15,643
Derivatives used for hedge		21,348		3,496
Financial instruments [1]		460,394		582,693
Available-for-sale financial assets		429,875		547,627
Held-to-maturity investments		436		3,248
Less: Non-current		(672,475)		(672,645)

Current	￦	245,985	￦	480,062

Other financial liabilities
Liabilities at fair value through the profit and loss	￦	3,216	￦	2,956
Derivatives used for hedge		112,603		150,612
Financial guarantee liabilities [2]		9,328		15,984
Other financial liabilities		16,649		73,080
Less: Non-current		(69,813)		(178,812)

Current	￦	71,983	￦	63,820

1	Financial assets amounting to ￦23,870 million (2012: ￦20,834 million) and ￦70 million (2012: ￦77 million) are collaterals pledged against the investee’s debt and checking account deposit, which are subject to withdrawal restrictions.

2	As of December 31, 2013, the Company has funding obligation to Smart Channel Co., Ltd. The related financial guarantee liabilities of ￦5,393 million are recognized (Note 20).

Financial instruments at fair value through the profit and loss as of December 31, 2012 and 2013, are as follows:

	2012				2013
(in millions of Korean won)	Assets		Liabilities		Assets		Liabilities
Financial instruments held for trading
Interest rate swap	￦	1	￦	63	￦	1	￦	—
Currency swap		—		—		7,238		—
Currency forward		119		—		499		6
Other derivatives		6,287		—		7,905		148
Financial instruments at fair value through the profit and loss		—		3,153		—		2,802

Total	￦	6,407	￦	3,216	￦	15,643	￦	2,956

The valuation gains and losses on financial instruments held for trading for the years ended December 31, 2011, 2012 and 2013, are as follows:

	2011				2012				2013
(in millions of Korean won)	Valuation gain		Valuation loss		Valuation gain		Valuation loss		Valuation gain		Valuation loss
Interest rate swap	￦	3	￦	45	￦	—	￦	2	￦	—	￦	—
Currency swap		10,229		—		—		—		—		8,395
Currency forward		294		180		118		—		499		6
Other derivatives		2,271		36		—		—		3,789		1,467

Total	￦	12,797	￦	261	￦	118	￦	2	￦	4,288	￦	9,868

The valuation gains and losses on financial instruments at fair value through the profit and loss for the years ended December 31, 2011, 2012 and 2013, are as follows:

(In millions of Korean won)	2011		2012		2013
Foreign currency translation gain	￦	—	￦	199	￦	42
Gain on transactions		112		547		—
Gain on valuations		273		135		309

Total	￦	385	￦	881	￦	351

The maximum exposure of debt securities of financial instruments at fair value through the profit and loss to credit risk is carrying value as of December 31, 2013.

Derivatives used for hedge as of December 31, 2012 and 2013, are as follows:

	2012				2013
(in millions of Korean won)	Assets		Liabilities		Assets		Liabilities
Interest rate swap [1]	￦	—	￦	1,340	￦	—	￦	934
Currency swap [2]		21,348		111,263		3,496		149,678

Total		21,348		112,603		3,496		150,612
Less: Non-current		(21,348)		(50,032)		(3,496)		(105,679)

Current	￦	—	￦	62,571	￦	—	￦	44,933

1	The interest rate swap contract is to hedge the risk of variability in future fair value of the bond (Note 16).

2	The currency swap contract is to hedge the risk of variability in cash flow from the bond (Note 16). In applying the cash flow hedge accounting, the Company hedges its exposures to cash flow fluctuations until September 7, 2034.

The full value of a hedging derivative is classified as a non-current asset or liability if the remaining maturity of the hedged item is more than 12 months and, as a current asset or liability, if the maturity of the hedged item is less than 12 months.

The valuation gains and losses on the derivatives contracts for the years ended December 31, 2011, 2012 and 2013, are as follows:

(in millions of Korean won)	2011						2012						2013
Type of Transaction	Valuation gain		Valuation loss		Accumulated other comprehensive income [1]		Valuation gain		Valuation loss		Accumulated other comprehensive income [1]		Valuation gain		Valuation loss		Accumulated other comprehensive income [1]
Interest rate swap	￦	—	￦	—	￦	(135)	￦	—	￦	—	￦	(1,206)	￦	—	￦	—	￦	405
Currency swap		52,727		8,931		83,517		—		241,356		(169,361)		127		97,289		(95,792)

Total	￦	52,727	￦	8,931	￦	83,382	￦	—	￦	241,356	￦	(170,567)	￦	127	￦	97,289	￦	(95,387)

1	The amounts before adjustments of deferred income tax directly reflected in equity and allocation to the non-controlling interest.

The ineffective portion recognized in profit or loss on the cash flow hedge is valuation loss of ￦1,241 million for the current period (2011: valuation profit of ￦2,714 million, 2012: valuation loss of ￦29,183 million).

Details of available-for-sale financial assets as of December 31, 2012 and 2013, are as follows:

(In millions of Korean won)	2012		2013
Marketable equity securities	￦	49,156	￦	55,347
Non-marketable equity securities		369,766		466,302
Marketable debt securities		4,935		25,211
Non-marketable debt securities		6,018		767
Less: Non-current		(424,814)		(544,968)

Current	￦	5,061	￦	2,659

Changes of available-for-sale financial assets for the years ended December 31, 2012 and 2013, are as follows:

(In millions of Korean won)	2012		2013
Beginning	￦	429,065	￦	429,875
Acquisition		86,622		127,052
Disposal		(111,194)		(66,917)
Valuation [1]		31,599		65,670
Impairment		(3,401)		(5,053)
Reclassification		(3,762)		(3,000)
Changes in scope of consolidation		1,056		—
Others		(110)		—

Ending	￦	429,875	￦	547,627

1	The amount before adjustment of deferred income tax directly reflected in equity and allocation to the non-controlling interest.

The maximum exposure of debt securities of available-for-sale financial assets to credit risk is carrying value as of December 31, 2013.

Available-for-sale financial assets are measured at fair value. However, non-marketable equity securities that do not have quoted market prices in an active market and the fair value of which cannot be reliably measured are recognized at cost and the impairment loss is recognized if any.

9.    Inventories

Inventories as of December 31, 2012 and 2013, are as follows:

	2012						2013
(in millions of Korean won)	Acquisition cost		Valuation allowance		Book Value		Acquisition cost		Valuation allowance		Book Value
Merchandise	￦	702,249	￦	(33,988)	￦	668,261	￦	719,164	￦	(122,919)	￦	596,245
Goods in transit		193,720		—		193,720		611		—		611
Others		73,326		(274)		73,052		77,051		(289)		76,762

Total	￦	969,295	￦	(34,262)	￦	935,033	￦	796,826	￦	(123,208)	￦	673,618

Cost of inventories and valuation loss on inventory write-downs recognized as expenses amount to ￦3,797,973 million (2011: ￦4,530,779 million, 2012: ￦4,568,286 million) and ￦88,946 million, respectively, during the year (2011: ￦23,877 million, 2012: ￦23,931 million).

10.    Other Assets and Liabilities

Other assets and liabilities as of December 31, 2012 and 2013, are as follows:

(In millions of Korean won)	2012		2013
Other assets
Advance payments	￦	128,838	￦	134,758
Prepaid expenses		244,771		258,387
Others		84,028		22,199
Less: Non-current		(95,178)		(75,748)

Current	￦	362,459	￦	339,596

Other liabilities
Advances received	￦	146,678	￦	191,767
Withholdings		93,910		129,484
Unearned revenue		42,208		27,313
Others		1,035		1,512
Less: Non-current		(41,426)		(2,000)

Current	￦	242,405	￦	348,076

11.    Property and Equipment

The changes in property and equipment for the years ended December 31, 2012 and 2013, are as follows:

	2012
(in millions of Korean won)	Land		Buildings and structures		Machinery and equipment		Others		Construction- in-progress		Total
Acquisition cost	￦	1,207,203	￦	3,578,231	￦	33,484,020	￦	2,012,681	￦	758,345	￦	41,040,480
Accumulated depreciation (including accumulated impairment loss and others)		(132)		(1,218,432)		(24,259,715)		(1,445,321)		(26,886)		(26,950,486)

Balance at 2012.1.1	￦	1,207,071	￦	2,359,799	￦	9,224,305	￦	567,360	￦	731,459	￦	14,089,994
Acquisition		9,554		4,582		151,698		447,717		3,253,263		3,866,814
Disposal/Abandonment [1]		(17,200)		(42,335)		(65,727)		(156,694)		(12,065)		(294,021)
Depreciation		—		(134,673)		(2,389,952)		(351,539)		—		(2,876,164)
Transfer in (out)		16,049		82,700		2,922,815		121,294		(3,142,858)		—
Inclusion in scope of consolidation [2]		13,097		5,565		81		967,914		1,524		988,181
Exclusion from scope of consolidation		—		—		(63)		(18)		—		(81)
Others		14,685		(89,708)		9,801		75,164		21,701		31,643

Balance at 2012.12.31	￦	1,243,256	￦	2,185,930	￦	9,852,958	￦	1,671,198	￦	853,024	￦	15,806,366

	2012
(in millions of Korean won)	Land		Buildings and structures		Machinery and equipment		Others		Construction- in-progress		Total
Acquisition cost	￦	1,243,388	￦	3,264,020	￦	32,184,133	￦	3,632,642	￦	867,842	￦	41,192,025
Accumulated depreciation (including accumulated impairment loss and others)		(132)		(1,078,090)		(22,331,175)		(1,961,444)		(14,818)		(25,385,659)

1	Land and buildings disposed of in connection with the sale and leaseback transactions with AJU-KTM private funding real-estate investment trust No. 1 and K-REALTY CR-REIT 2 were included (Note 29).

2	Operating lease of ￦959,056 million with KT Rental is included in changes in scope of consolidation.

	2013
(in millions of Korean won)	Land		Buildings and structures		Machinery and equipment		Others		Construction- in-progress		Total
Acquisition cost	￦	1,243,388	￦	3,264,020	￦	32,184,133	￦	3,632,642	￦	867,842	￦	41,192,025
Accumulated depreciation (including accumulated impairment loss and others)		(132)		(1,078,090)		(22,331,175)		(1,961,444)		(14,818)		(25,385,659)

Balance at 2013.1.1	￦	1,243,256	￦	2,185,930	￦	9,852,958	￦	1,671,198	￦	853,024	￦	15,806,366
Acquisition		2,718		14,178		417,218		1,051,278		2,843,801		4,329,193
Disposal/Abandonment		(3,297)		(21,448)		(173,102)		(157,278)		(283,677)		(638,802)
Depreciation		—		(112,046)		(2,428,859)		(553,709)		—		(3,094,614)
Transfer in (out)		9,671		12,544		2,188,686		104,024		(2,314,925)		—
Inclusion in scope of consolidation		42		39		293		9		—		383
Exclusion from scope of consolidation		—		(379)		(87)		(348)		—		(814)
Others		1,090		(18,848)		36,618		(13,792)		(19,816)		(14,748)

Balance at 2013.12.31	￦	1,253,480	￦	2,059,970	￦	9,893,725	￦	2,101,382	￦	1,078,407	￦	16,386,964

Acquisition cost	￦	1,253,612	￦	3,270,339	￦	32,103,084	￦	4,232,627	￦	1,092,155	￦	41,951,817
Accumulated depreciation (including accumulated impairment loss and others)		(132)		(1,210,369)		(22,209,359)		(2,131,245)		(13,748)		(25,564,853)

Details of property, plant and equipment provided as collateral as of December 31, 2012 and 2013, are as follows:

	2012
(in millions of Korean won)	Carrying amount		Secured amount		Related line item	Related amount	Secured party
Buildings	￦	11,836	￦	7,800	Borrowings	6,000	Shinhan Bank
Machinery and equipment		48,232		12,439	Borrowings	10,411	Korea Exchange Bank

	2013
(in millions of Korean won)	Carrying amount		Secured amount		Related line item	Related amount	Secured party
Buildings	￦	11,356	￦	7,800	Borrowings	6,000	Shinhan bank
Machinery and equipment		37,248		2,786	Borrowings	2,322	Korea Exchange bank

The borrowing costs capitalized for qualifying assets amount to ￦20,144 million (2011: ￦14,675 million, 2012: ￦12,126 million) in 2013. The interest rate applied to calculate the capitalized borrowing costs in 2013 is 3.95% to 4.44%. (2012: 4.46% to 4.89%).

12.    Investment Property

The changes in investment property for years ended December 31, 2012 and 2013, are as follows:

	2012
(in millions of Korean won)	Land		Buildings		Total
Acquisition cost	￦	325,158	￦	1,195,175	￦	1,520,333
Accumulated depreciation		—		(361,228)		(361,228)

Beginning	￦	325,158	￦	833,947	￦	1,159,105
Disposal [1]		(2,619)		(70,024)		(72,643)
Depreciation		—		(49,006)		(49,006)
Transfer		12,908		104,849		117,757

Ending	￦	335,447	￦	819,766	￦	1,155,213

Acquisition cost	￦	335,447	￦	1,022,454	￦	1,357,901
Accumulated depreciation		—		(202,688)		(202,688)

1	Land and buildings disposed of in connection with the sale and leaseback transactions with Aju-KTM private funding real estate investment trust No.1 and K-REALTY CR-REIT 2 were included.

	2013
(in millions of Korean won)	Land		Buildings		Construction- in-progress		Total
Acquisition cost	￦	335,447	￦	1,022,454	￦	—	￦	1,357,901
Accumulated depreciation		—		(202,688)		—		(202,688)

Beginning	￦	335,447	￦	819,766	￦	—	￦	1,155,213
Acquisition		3,053		11,352		3,778		18,183
Disposal		(420)		(7,657)		—		(8,077)
Depreciation		—		(47,232)		—		(47,232)
Transfer		(9,116)		(3,476)		—		(12,592)

Ending	￦	328,964	￦	772,753	￦	3,778	￦	1,105,495

Acquisition cost	￦	328,964	￦	1,015,079	￦	3,778	￦	1,347,821
Accumulated depreciation		—		(242,326)		—		(242,326)

The fair value of investment property is ￦2,051,183 million as of December 31, 2013 (2012: ￦2,335,642 million). The fair value of investment property is estimated based on the expected cash flow.

Rental income from investment property is ￦197,673 million in 2013 (2011: ￦150,752 million, 2012: ￦203,328 million) and direct operating expenses (including repairs and maintenance) arising from investment property that generated rental income during the period are recognized as operating expenses.

Details of investment property provided as collaterals as of December 31, 2012 and 2013, are as follows:

	2012
(in millions of Korean won)	Carrying amount		Secured amount		Collateral for	Amount of deposit received
Buildings	￦	545,872	￦	59,098	Deposits received	￦	37,741

	2013
(in millions of Korean won)	Carrying amount		Secured amount		Collateral for	Amount of deposit received
Land	￦	23,258	￦	1,484	Deposits	￦	31,727
Buildings		360,489		40,713	received

13. Intangible Assets

The changes in intangible assets for the years ended December 31, 2012 and 2013, are as follows:

	2012
(in millions of Korean won)	Goodwill		Development costs		Software		Frequency usage rights		Others		Total
Acquisition cost	￦	457,144	￦	1,069,158	￦	555,808	￦	1,783,508	￦	886,785	￦	4,752,403
Accumulated amortization (including accumulated impairment loss and others)		(7,749)		(642,530)		(331,169)		(887,811)		(238,549)		(2,107,808)

Balance at 2012.1.1	￦	449,395	￦	426,628	￦	224,639	￦	895,697	￦	648,236	￦	2,644,595
Acquisition [1]		—		322,350		72,434		267,161		68,572		730,517
Disposal /Abandonment		(1,705)		(612)		(1,142)		—		(4,413)		(7,872)
Amortization		—		(127,237)		(59,931)		(118,500)		(82,995)		(388,663)
Inclusion in scope of consolidation [2]		150,337		9,341		1,176		—		77,035		237,889
Exclusion in scope of consolidation		—		—		(234)		—		—		(234)
Others		—		(1,807)		3,084		—		(3,871)		(2,594)

Balance at 2012.12.31	￦	598,027	￦	628,663	￦	240,026	￦	1,044,358	￦	702,564	￦	3,213,638

Acquisition cost	￦	605,776	￦	1,393,089	￦	614,069	￦	1,924,869	￦	1,013,046	￦	5,550,849
Accumulated amortization (including accumulated impairment loss and others)		(7,749)		(764,426)		(374,043)		(880,511)		(310,482)		(2,337,211)

1	The Company acquired 800MHz frequency and 2.3GHz frequency amortized over the life of usage rights using the straight-line method.

2	As a result of additional acquisition of ownership interest in KT Rental, intangible assets such as the customer base measured at fair value in accordance with IFRS 3, “Business Combination”, are included (Note 37). These intangible assets were not recorded in the statements of financial position of KT Rental.

	2013
(in millions of Korean won)	Goodwill		Development costs		Software		Frequency usage rights		Others		Total
Acquisition cost	￦	605,776	￦	1,393,089	￦	614,069	￦	1,924,869	￦	1,013,046	￦	5,550,849
Accumulated amortization (including accumulated impairment loss and others)		(7,749)		(764,426)		(374,043)		(880,511)		(310,482)		(2,337,211)

Balance at 2013.1.1	￦	598,027	￦	628,663	￦	240,026	￦	1,044,358	￦	702,564	￦	3,213,638
Acquisition [1]		9,272		137,420		87,898		844,462		125,563		1,204,615
Disposal / Abandonment		—		(57,956)		(5,645)		—		(7,617)		(71,218)
Amortization		—		(155,280)		(61,413)		(161,226)		(100,983)		(478,902)
Impairment		(12,954)		(4,743)		(1,019)		—		(17,490)		(36,206)
Inclusion in scope of consolidation [2]		—		—		501		—		—		501
Exclusion in scope of consolidation		—		—		—		—		—		—
Others		(2,006)		(30)		1,968		(388)		(4,579)		(5,035)

Balance at 2013.12.31	￦	592,339	￦	548,074	￦	262,316	￦	1,727,206	￦	697,458	￦	3,827,393

Acquisition cost	￦	610,715	￦	1,359,478	￦	681,176	￦	2,768,943	￦	1,100,540	￦	6,520,852
Accumulated amortization (including accumulated impairment loss and others)		(18,376)		(811,404)		(418,860)		(1,041,737)		(403,082)		(2,693,459)

1	The Company had acquired the 1.8GHz frequency amortized using the straight-line method.

The carrying value of facility usage rights with indefinite useful life not subject to amortization is ￦150,654 million (2012: ￦160,299 million) as of December 31, 2013.

Goodwill is allocated to the Group’s cash-generating unit. As of December 31, 2013, goodwill allocated to each cash-generation unit is as follows:

(in millions of Korean won)
Telecom wireless business & Convergence/Customer [1]	￦	65,057
Finance and Rental
KT Rental [2]		131,426
BC Card Co., Ltd. [3]		41,234
Others
KT Skylife Co., Ltd. [4]		306,303
KT Powertel Co., Ltd. and others		48,319

Total	￦	592,339

1	The recoverable amounts of mobile business are calculated based on value-in use calculations. These calculations use pre-tax cash flow projections for the next four years based on financial budgets approved by management. Cash flow exceeds the financial budgets are estimated by the expected growth rate. This growth rate does not exceed the long-term average growth rate of the industry which the cash-generate unit belongs in. The Company estimated its revenue growth rate based on past performance and its expectation of future market changes. The Company determined pre-tax cash flow projections based on past performance and its estimation of market growth. Specific risks of the related operating segment are reflected in its discount rate. As a result of the impairment test, there is no impairment loss on goodwill allocated to the mobile business as of December 31, 2013.

2	The recoverable amounts of KT Rental are calculated based on value-in use calculations. These calculations use pre-tax cash flow projections for the next five years based on financial budgets approved by management. Cash flow exceeds the financial budgets are projected by expected growth rate. This growth rate does not exceed the long-term average growth rate of the industry which the cash-generating unit belongs in. The Company estimated its revenue growth rate based on past performance and its expectation of future market changes. The Company determined pre-tax cash flow projections based on past performance and its estimation of market growth. Specific risks of the related operating segment are reflected in its discount rate. As a result of the impairment test, there is no impairment loss on goodwill allocated to KT Rental as of December 31, 2013.

3	The recoverable amounts of BC Card Co., Ltd. are calculated based on value-in use calculations. These calculations use pre-tax cash flow projections for the next five years based on financial budgets approved by management. Cash flow exceeds the financial budgets are projected by expected growth rate. This growth rate does not exceed the long-term average growth rate of the industry which the cash-generating unit belongs in. The Company estimated its revenue growth rate based on past performance and its expectation of future market changes. The Company determined pre-tax cash flow projections based on past performance and its estimation of market growth. Specific risks of the related operating segment are reflected in its discount rate. As a result of the impairment test, there is no impairment loss on goodwill allocated to BC Card as of December 31, 2013.

4	The recoverable amounts of KT Skylife Co., Ltd. are determined based on fair value of KT Skylife less costs to sell. As a result of the impairment test based on the determined recoverable amounts, there is no impairment loss on goodwill allocated to KT Skylife as of December 31, 2013.

As a result of the impairment test, the Group recognized the impairment losses of ￦12,954 million on goodwill allocated to Enswers Inc. and others and recognized the losses as operating expenses in the consolidated statement of the income. The Group considers that the carrying value of other cash generating units does not exceed the recoverable amount of the CGUs.

14.    Investments in Associates and Jointly Controlled Entities

Details of associates as of December 31, 2013, are as follows:

(a) Associates

Company	Percentage of ownership (%)		Location	Date of financial statements	Remarks
	2012	2013
KTCS Corporation [1]	17.8%	17.8%	Korea	December 31	[1]
KTIS Corporation [1]	17.8%	17.8%	Korea	December 31	[1]

Company	Percentage of ownership (%)		Location	Date of financial statements	Remarks
	2012	2013
Korea Information & Technology Fund	33.3%	33.3%	Korea	December 31
KT-SB Venture Investment [2]	50.0%	50.0%	Korea	December 31
Boston Global Film & Contents Fund L.P	27.7%	27.7%	Korea	December 31	[2]
Mongolian Telecommunications	40.0%	40.0%	Mongolia	December 31
Metropol Property LLC	34.0%	34.0%	Uzbekistan	December 31
KT Wibro Infra Co., Ltd.	26.2%	26.2%	Korea	December 31
QTT Global (Group) Company Limited	25.0%	25.0%	China	December 31

1	KTCS Corporation and KTIS Corporation provide telephone number directory enquiries services. At the end of the reporting period, even though the Group has less than 20% ownership, the equity method of accounting has been applied as it is considered that the Group has significant influence over the operating and financial policies of these entities.

2	At the end of the reporting period, even though the Group has 50% ownership, the equity method of accounting has been applied as the Group, which is a limited partner in the investment fund, cannot participate in determining the operating and financial policies.

The changes in investments in associates and jointly controlled entities for the years ended December 31, 2012 and 2013, are as follows:

	2012
(in millions of Korean won)	Beginning		Acquisition (Disposal)		Reclassification		Share of income (loss) from jointly controlled entities and associates [1]		Other		Ending
KT Rental [2]	￦	175,235	￦	—	￦	(179,719)	￦	9,370	￦	(4,886)	￦	—
KTCS Corporation		20,327		—		—		1,456		1		21,784
KTIS Corporation		21,088		—		—		782		—		21,870
Korea Information & Technology Fund		119,492		—		—		1,621		—		121,113
KT-SB Venture Investment		12,643		—		—		(258)		—		12,385
Boston Global Film & Contents Fund L.P		7,535		—		—		(633)		—		6,902
Mongolian Telecommunications		11,232		—		—		232		(1,465)		9,999
Metropol Property LLC		1,746		—		—		37		—		1,783
KT Wibro Infra Co., Ltd.		66,206		—		—		534		1		66,741
SMART CHANNEL Co., Ltd.		2,748		—		—		(2,748)		—		—
KTF-CJ Music Contents Investment Fund [3]		5,038		—		—		14		—		5,052
QTT Global (Group) Company Limited		—		12,746		—		203		—		12,949
Others		56,707		38,540		—		13,698		(10,028)		98,917

	￦	499,997	￦	51,286	￦	(179,719)	￦	24,308	￦	16,377	￦	379,495

1	KT Capital Co., Ltd., a subsidiary of the Company, recognizes its share in income (loss) from jointly controlled entities and associates as operating revenue and expense. These include its share in income from jointly controlled entities and associates of ￦4,155 million (2011: ￦2,701 million, 2012: ￦6,591 million) recognized as operating revenue and the share in loss from jointly controlled entities and associates of ￦534 million (2011: ￦136 million , 2012: ￦362 million) recognized as operating expense.

2	The Company had joint control over the entity until December 31, 2011, based on an agreement among the shareholders and classified the related investments as investments in joint ventures. However, during 2012, the restriction on controlling power of the Company under the shareholders’ agreement between the Company and the second major shareholder was lifted, and therefore KT rental became a subsidiary (Note 37),

	2013
(in millions of Korean won)	Beginning		Acquisition (Disposal)		Share of income (loss) from jointly controlled entities and associates [1]		Other		Ending
KTCS Corporation	￦	21,784	￦	—	￦	2,702	￦	(2,306)	￦	22,180
KTIS Corporation		21,870		—		2,511		(1,053)		23,328
Korea Information & Technology Fund		121,113		—		2,910		(241)		123,782
KT-SB Venture Investment		12,385		3,750		216		(421)		15,930
Boston Global Film & Contents Fund L.P		6,902		—		94		—		6,996
Mongolian Telecommunications		9,999		—		172		(1,475)		8,696
Metropol Property LLC		1,783		—		558		(982)		1,359
KT Wibro Infra Co., Ltd.		66,741		—		812		—		67,553
KTF-CJ Music Contents Investment Fund		5,052		(3,561)		(1,491)		—		—
QTT Global (Group) Company Limited		12,949		—		121		45		13,115
KT-CKP new media Investment Fund		—		2,250		(73)		—		2,177
Others		98,917		(9,188)		1,690		(12,632)		78,787

	￦	379,495	￦	(6,749)	￦	10,222	￦	(19,065)	￦	363,903

The summary of financial information of associates and joint ventures as of and for the years ended December 31, 2012 and 2013, follows:

	2012
(In millions of Korean won)	Current assets		Non-current assets		Current liabilities		Non-current liabilities
KTCS Corporation	￦	145,616	￦	34,224	￦	55,562	￦	1,748
KTIS Corporation		141,634		37,076		50,387		5,287
Korea Information & Technology Fund		195,164		168,182		6		—
KT-SB Venture Investment		4,898		20,411		538		—
Boston Global Film & Contents Fund L.P.		18,004		6,925		6		—
Mongolian Telecommunications		16,675		15,707		7,383		—
Metropol Property LLC		2,665		—		491		—
KT Wibro Infra Co., Ltd		135,638		123,727		4,772		30
K-Realty CR-REITs No.1		13,376		488,177		3,739		294,281
Others		140,956		312,872		130,740		59,479

	￦	814,626	￦	1,207,301	￦	253,624	￦	360,825

	2012
(In millions of Korean won)	Operating revenue		Net profit (loss)		Other comprehensive income		Total comprehensive income		Dividends received from associates
KTCS Corporation	￦	384,165	￦	17,714	￦	(1,041)	￦	16,673	￦	407
KTIS Corporation		388,370		17,535		(340)		17,195		310
Korea Information & Technology Fund		19,444		5,820		—		5,820		208
KT-SB Venture Investment		141		(384)		—		(384)		—
Boston Global Film & Contents Fund L.P.		762		(2,284)		—		(2,284)		—
Mongolian Telecommunications		17,058		342		23		365		120
Metropol Property LLC		747		224		3		227		—
KT Wibro Infra Co., Ltd		2,084		2,700		—		2,700		—
K-Realty CR-REITs No.1		36,912		12,280		—		12,280		1,142
Others		445,690		2,997		92		3,089		5,981

	￦	1,295,373	￦	56,944	￦	(1,263)	￦	55,681	￦	8,168

	2013
(In millions of Korean won)	Current assets		Non-current assets		Current liabilities		Non-current liabilities
KTCS Corporation	￦	130,585	￦	50,403	￦	54,115	￦	2,061
KTIS Corporation		140,119		41,733		48,636		2,124
Korea Information & Technology Fund		132,143		239,203		—		—
KT-SB Venture Investment		5,578		26,964		682		—
Boston Global Film & Contents Fund L.P.		12,905		12,504		147		—
Mongolian Telecommunications		14,670		12,869		5,798		—
Metropol Property LLC		4,267		—		3,340		—
KT Wibro Infra Co., Ltd		159,309		103,401		5,004		45
K-Realty CR-REITs No.1		11,620		484,204		3,534		294,474
Others		126,914		293,899		122,742		62,038

	￦	738,110	￦	1,265,180	￦	243,998	￦	360,742

	2013
(In millions of Korean won)	Operating revenue		Net profit (loss)		Other comprehensive income		Total comprehensive income		Dividends received from associates
KTCS Corporation	￦	396,212	￦	14,480	￦	(4,293)	￦	10,187	￦	813
KTIS Corporation		387,720		13,573		(3,274)		10,299		620
Korea Information & Technology Fund		17,345		8,730		—		8,730		—
KT-SB Venture Investment		370		637		—		637		421
Boston Global Film & Contents Fund L.P.		513		339		—		339		—
Mongolian Telecommunications		10,877		447		(42)		405		23
Metropol Property LLC		502		133		6		139		911
KT Wibro Infra Co., Ltd		1,660		3,169		—		3,169		—
K-Realty CR-REITs No.1		39,064		11,091		—		11,091		2,521
Others		395,534		(4,589)		(336)		(4,925)		5,292

	￦	1,249,797	￦	48,010	￦	(7,939)	￦	40,071	￦	10,601

Details of a reconciliation of the summarized financial information to the carrying amount of interests in the associates and joint ventures as of and for the years end December 31, 2012 and 2013, are as follows:

	2012
(in millions of Korean won)	Net assets		Percentage of ownership	Share in net assets		Goodwill		Intercompany transaction		Book value
KTCS Corporation	￦	122,530	17.8%	￦	21,811	￦	—	￦	(27)	￦	21,784
KTIS Corporation [2]		123,036	17.8%		21,906		—		(36)		21,870
Korea Information & Technology Fund		363,340	33.3%		121,113		—		—		121,113
KT-SB Venture Investment [3]		24,771	50.0%		12,385		—		—		12,385
Boston Global Film & Contents Fund L.P		24,923	27.7%		6,902		—		—		6,902
Mongolian Telecommunications		24,999	40.0%		9,999		—		—		9,999
Metropol Property LLC		2,174	34.0%		739		1,044		—		1,783
KT Wibro Infra Co., Ltd.		254,563	26.2%		66,741		—		—		66,741

	2013
(in millions of Korean won)	Net assets		Percentage of ownership	Share in net assets		Goodwill		Intercompany transaction		Book value
KTCS Corporation	￦	124,812	17.8%	￦	22,217	￦	—	￦	(37)	￦	22,180
KTIS Corporation		131,092	17.8%		23,340		—		(12)		23,328
Korea Information & Technology Fund		371,346	33.3%		123,782		—		—		123,782
KT-SB Venture Investment [3]		31,860	50.0%		15,930		—		—		15,930
Boston Global Film & Contents Fund L.P		25,262	27.7%		6,996		—		—		6,996
Mongolian Telecommunications		21,741	40.0%		8,696		—		—		8,696
Metropol Property LLC		927	34.0%		315		1,044		—		1,359
KT Wibro Infra Co., Ltd.		257,661	26.2%		67,553		—		—		67,553

Marketable investments in associates and joint ventures as of December 31, 2012 and 2013, are as follows:

	2012
	Number of shares	Book Value (In millions of Korean won)	Fair Value (In millions of Korean won)
KTCS Corporation	8,132,130	21,784	18,623
KTIS Corporation	6,196,190	21,870	19,518
Mongolian Telecommunications	10,348,111	9,999	14,741

	2013
	Number of shares	Book Value (In millions of Korean won)	Fair Value (In millions of Korean won)
KTCS Corporation	8,132,130	22,180	28,218
KTIS Corporation	6,196,190	23,328	31,539
Mongolian Telecommunications	10,348,111	8,696	10,083

The Group has not recognized loss from associates and jointly controlled entities of ￦17,428 million for the year (2011: ￦5,633 million, 2012: ￦7,308 million). The accumulated comprehensive loss of joint ventures and associates as of December 31, 2013, which was not recognized by the Group is ￦39,571 million (2011: ￦15,490 million, 2012: ￦22,143 million).

The following equity securities owned by the Company are pledged as collateral for the investee’s borrowings:

(In millions of Korean won)	Investee	Amount
Investments in associate	Smart Channel Co., Ltd.	￦	6,500

15.    Trade and other payables

The Group’s trade and other payables as of December 31, 2012 and 2013, are as follows:

(In millions of Korean won)	2012		2013
Current liabilities
Trade payables	￦	1,822,895	￦	1,716,686
Other payables		5,398,407		5,697,137

Total	￦	7,221,302	￦	7,413,823

Non-current liabilities
Trade payables	￦	10,696	￦	10,430
Other payables		690,664		1,048,454

Total	￦	701,360	￦	1,058,884

Details of other payables as of December 31, 2012 and 2013, are as follows:

(In millions of Korean won)	2012		2013
Non-trade payables [1]	￦	3,969,065	￦	4,469,781
Accrued expenses		772,013		937,307
Operating deposits		880,895		863,494
Other		467,098		475,009
Less: non-current		(690,664)		(1,048,454)

Current	￦	5,398,407	￦	5,697,137

1	Settlement payables of BC Card Co., Ltd. of ￦1,725,396 million related to credit card transaction included as of December 31, 2013 (2012: ￦1,519,242 million).

16.    Bonds Payable and Borrowings

Details of bonds payable and borrowings as of December 31, 2012 and 2013, are as follows:

Bonds Payable

(in millions of Korean won and thousands of foreign currencies)			2012				2013
Type	Maturity	Annual interest rates	Foreign currency		Korean won		Foreign currency		Korean won
MTNP notes [1]	Jun 24, 2014	5.88%	USD	600,000	￦	642,660	USD	600,000	￦	633,180
MTNP notes [1]	Sep 07, 2034	6.50%	USD	100,000		107,110	USD	100,000		105,530
MTNP notes [1]	Jul 15, 2015	4.88%	USD	400,000		428,440	USD	400,000		422,120
MTNP notes [1]	May 03, 2016	5.88%	USD	200,000		214,220	USD	200,000		211,060
Reg S bonds	Jan 20, 2017	3.88%	USD	350,000		374,885	USD	350,000		369,355
FR notes	Sep 11, 2013	LIBOR(3M) +1.50%	USD	200,000		214,220		—		—
FR notes [2]	Apr 9, 2013	LIBOR(3M) +0.47%	USD	100,000		107,110		—		—
FR notes [2]	Jan 25, 2013	1.58%	JPY	35,000,000		436,625		—		—
FR notes	Aug 28, 2018	LIBOR(3M) +1.15%		—		—	USD	300,000		316,590
Japanese yen bonds	Jan 29, 2015	0.59%		—		—	JPY	5,000,000		50,233
Japanese yen bonds	Jan 29, 2016	0.70%		—		—	JPY	18,200,000		182,848
Japanese yen bonds	Jan 29, 2018	0.86%		—		—	JPY	6,800,000		68,317
The 159th Public bond	Oct 27, 2013	5.39%		—		300,000		—		—
The 163rd Public bond	Mar 30, 2014	5.51%		—		170,000		—		170,000
The 165-2nd Public bond	Aug 26, 2014	4.44%		—		140,000		—		140,000
The 167-2nd Public bond	Apr 20, 2015	4.84%		—		100,000		—		100,000
The 168-2nd Public bond	Jun 21, 2015	4.66%		—		90,000		—		90,000
The 171st Public bond	Feb 28, 2013	5.41%		—		100,000		—		—
The 173-1st Public bond	Aug 6, 2013	6.49%		—		100,000		—		—
The 173-2nd Public bond	Aug 06, 2018	6.62%		—		100,000		—		100,000
The 175-2nd Public bond	Feb 27, 2014	5.47%		—		360,000		—		360,000
The 176-2nd Public bond	May 28, 2014	5.06%		—		170,000		—		170,000
The 176-3rd Public bond	May 28, 2016	5.24%		—		260,000		—		260,000
The 177-1st Public bond	Feb 9, 2013	4.86%		—		240,000		—		—
The 177-2nd Public bond	Feb 09, 2015	5.26%		—		190,000		—		190,000
The 177-3rd Public bond	Feb 09, 2017	5.38%		—		170,000		—		170,000
The 178-1st Public bond [2]	Jan 18, 2013	LIBOR(3M) +1.05%	USD	100,000		107,110		—		—
The 178-2nd Public bond [2]	Jan 17, 2014	LIBOR(3M) +1.05%	USD	100,000		107,110	USD	100,000		105,530
The 179th Public bond	Mar 29, 2018	4.47%		—		260,000		—		260,000
The 180-1st Public bond	Apr 26, 2016	4.35%		—		210,000		—		210,000
The 180-2nd Public bond	Apr 26, 2021	4.71%		—		380,000		—		380,000
The 181-1st Public bond	Aug 26, 2016	3.94%		—		260,000		—		260,000
The 181-2nd Public bond	Aug 26, 2018	3.99%		—		90,000		—		90,000
The 181-3rd Public bond	Aug 26, 2021	4.09%		—		250,000		—		250,000
The 182-1st Public bond	Oct 28, 2016	4.11%		—		320,000		—		320,000
The 182-2nd Public bond	Oct 28, 2021	4.31%		—		100,000		—		100,000
The 183-1st Public bond	Dec 22, 2016	3.81%		—		50,000		—		50,000
The 183-2nd Public bond	Dec 22, 2021	4.09%		—		90,000		—		90,000
The 183-3rd Public bond	Dec 22, 2031	4.27%		—		160,000		—		160,000
The 184-1st Public bond	Apr 10, 2018	2.74%		—		—		—		120,000
The 184-2nd Public bond	Apr 10, 2023	2.95%		—		—		—		190,000
The 184-3rd Public bond	Apr 10, 2033	3.17%		—		—		—		100,000
The 185-1st Public bond	Sep 16, 2018	3.46%		—		—		—		200,000
The 185-2nd Public bond	Sep 16, 2020	3.65%		—		—		—		300,000
The 51-2nd Public bond	Jun 20,2013	6.41%		—		70,000		—		—
The 52-2nd Public bond	Oct 4, 2013	6.64%		—		100,000		—		—
The 26th Public bond	Apr 19, 2013	5.15%		—		10,000		—		—
The 27th Public bond	Jul 25, 2014	5.04%		—		5,000		—		5,000
The 17-3rd Public bond	May 30, 2013	7.14%		—		50,000		—		—
The 18-4th Public bond	Jun 23, 2013	7.55%		—		10,000		—		—
The 32-2nd Public bond	Jan 22, 2013	5.95%		—		50,000		—		—

(in millions of Korean won and thousands of foreign currencies)			2012		2013
Type	Maturity	Annual interest rates	Foreign currency	Korean won	Foreign currency	Korean won
The 32-3rd Public bond	Jan 22, 2015	6.70%	—	30,000	—	30,000
The 33rd Public bond	Feb 11, 2015	6.45%	—	50,000	—	50,000
The 34-2nd Public bond	Feb 26, 2013	5.60%	—	10,000	—	—
The 35-2nd Public bond	Mar 22, 2013	5.05%	—	30,000	—	—
The 36-2nd Public bond	Apr 30, 2013	4.75%	—	30,000	—	—
The 36-3rd Public bond	Apr 30, 2015	5.65%	—	20,000	—	20,000
The 37-3rd Public bond	Jun 30, 2013	5.45%	—	20,000	—	—
The 37-4th Public bond	June 30, 2014	5.85%	—	10,000	—	10,000
The 38-3rd Public bond	Jul 19, 2014	5.85%	—	10,000	—	10,000
The 39th Public bond	Jul 30, 2013	5.35%	—	30,000	—	—
The 40-2nd Public bond	Aug 10, 2013	5.33%	—	20,000	—	—
The 40-3rd Public bond	Aug 10, 2015	5.95%	—	20,000	—	20,000
The 41-2nd Public bond	Sep 17, 2013	4.63%	—	20,000	—	—
The 41-3rd Public bond	Sep 17, 2014	5.10%	—	10,000	—	10,000
The 42-1st Public bond	Nov 22, 2013	4.62%	—	30,000	—	—
The 42-2nd Public bond	Nov 22, 2014	5.10%	—	20,000	—	20,000
The 42-3rd Public bond	Nov 22, 2015	5.44%	—	10,000	—	10,000
The 43-1st Public bond	Jan 28, 2014	5.05%	—	40,000	—	40,000
The 43-2nd Public bond	Jan 28, 2015	5.32%	—	10,000	—	10,000
The 43-3rd Public bond	Jan 28, 2016	5.75%	—	30,000	—	30,000
The 44-2nd Public bond	Apr 28, 2013	4.53%	—	30,000	—	—
The 44-3rd Public bond	Oct 28, 2013	4.76%	—	20,000	—	—
The 45th Private bond	May 18, 2014	4.80%	—	30,000	—	30,000
The 46-1st Public bond	Feb 26, 2013	4.10%	—	20,000	—	—
The 46-2nd Public bond	May 26, 2014	4.50%	—	40,000	—	40,000
The 46-3rd Public bond	May 26, 2015	4.71%	—	20,000	—	20,000
The 46-4th Public bond	May 26, 2016	4.90%	—	20,000	—	20,000
The 47th Public bond	Jun 23, 2014	4.50%	—	30,000	—	30,000
The 48th Public bond	Aug 11, 2016	4.71%	—	10,000	—	10,000
The 49th Public bond	Aug 23, 2014	CD(91D) +0.93%	—	20,000	—	20,000
The 50-1st Public bond	Mar 21, 2013	4.30%	—	20,000	—	—
The 50-2nd Public bond	Sep 21, 2016	4.87%	—	5,000	—	5,000
The 51-1st Public bond	Sep 30, 2014	4.69%	—	10,000	—	10,000
The 51-2nd Public bond	Sep 30, 2016	4.92%	—	20,000	—	20,000
The 52-1st Public bond	Oct 11, 2013	4.49%	—	10,000	—	—
The 52-2nd Public bond	Oct 11, 2014	CD(91D) +1.10%	—	10,000	—	10,000
The 53rd Public bond	Oct 17, 2013	4.39%	—	20,000	—	—
The 54th Public bond	Oct 28, 2014	4.64%	—	10,000	—	10,000
The 55-1st Public bond	Nov 16, 2014	4.46%	—	40,000	—	40,000
The 55-2nd Public bond	Nov 16, 2015	4.56%	—	20,000	—	20,000
The 55-3rd Public bond	Nov 16, 2016	4.74%	—	5,000	—	5,000
The 56th Public bond	Dec 13, 2014	4.18%	—	35,000	—	35,000
The 57-1st Public bond	Oct 05, 2014	CD(91D) +0.87%	—	50,000	—	50,000
The 57-2nd Public bond	Jan 05, 2016	4.44%	—	20,000	—	20,000
The 57-3rd Public bond	Jan 05, 2017	4.61%	—	30,000	—	30,000
The 58-1st Public bond	Jul 10, 2014	4.27%	—	30,000	—	30,000
The 58-2nd Public bond	Jul 10, 2015	4.37%	—	20,000	—	20,000
The 59-1st Public bond	May 25, 2015	3.78%	—	20,000	—	20,000
The 59-2nd Public bond	May 25, 2016	3.87%	—	20,000	—	20,000
The 59-3rd Public bond	May 25, 2017	4.03%	—	40,000	—	40,000
The 60th Public bond	Jul 13, 2015	CD(91D) +0.39%	—	40,000	—	40,000
The 61st Public bond	Sep 22, 2017	3.65%	—	45,000	—	45,000
The 62-1st Public bond	Aug 27, 2015	3.19%	—	20,000	—	20,000
The 62-2nd Public bond	Oct 11, 2017	3.43%	—	50,000	—	50,000
The 63rd Public bond	Sep 27, 2017	3.44%	—	40,000	—	40,000
The 64-1st Public bond	Oct 29, 2015	3.26%	—	20,000	—	20,000
The 64-2nd Public bond	Dec 21, 2017	3.46%	—	50,000	—	50,000
The 65th Public bond	Mar 22, 2018	3.47%	—	55,000	—	55,000

(in millions of Korean won and thousands of foreign currencies)			2012			2013
Type	Maturity	Annual interest rates	Foreign currency	Korean won		Foreign currency	Korean won
The 66th Public bond	Apr 02, 2018	3.52%	—		54,000	—		54,000
The 67-1st Public bond	Mar 22, 2017	3.00%	—		—	—		30,000
The 67-2nd Public bond	Mar 22, 2018	3.10%	—		—	—		40,000
The 67-3rd Public bond	Mar 22, 2020	3.37%	—		—	—		20,000
The 68-1st Public bond	Apr 30, 2016	2.85%	—		—	—		40,000
The 68-2nd Public bond	Apr 30, 2017	2.92%	—		—	—		10,000
The 69-1st Public bond	Dec 27, 2014	3.11%	—		—	—		20,000
The 69-2nd Public bond	June 27, 2016	CD(91D) +0.43%	—		—	—		20,000
The 69-3rd Public bond	Jun 27, 2018	3.81%	—		—	—		20,000
The 70-1st Public bond	Oct 28, 2016	3.29%	—		—	—		40,000
The 70-2nd Public bond	Oct 28, 2018	3.63%	—		—	—		10,000
The 71-1st Public bond	Nov 29, 2016	3.46%	—		—	—		10,000
The 71-2nd Public bond	Nov 29, 2020	4.14%	—		—	—		30,000
The 72-1st Public bond	Dec 23, 2015	3.18%	—		—	—		10,000
The 72-2nd Public bond	Dec 23, 2016	3.41%	—		—	—		30,000
Asset backed short-term bond	Mar 10, 2014	2.85%	—		—	—		10,000
Asset backed short-term bond	Mar 12, 2014	2.91%	—		—	—		10,000
Asset backed short-term bond	Mar 18, 2014	3.02%	—		—	—		10,000
Asset backed short-term bond	Jan 28, 2014	3.03%	—		—	—		10,000
Unsecured private convertible bond [3]	Jan 20, 2016	2.00%	—		15,000	—		15,000
Unsecured public bond in won	Jan 24, 2016	3.43%	—		—	—		30,000
The 16th unsecured bond	Apr 23, 2015	3.80%	—		80,000	—		80,000
The 1st convertible preferred stock [3]	Dec 30, 2014	3.00%	—		2,000	—		2,000
The 32-1st Public bond	Nov 20, 2015	3.19%	—		100,000	—		100,000
The 32-2nd Public bond	Nov 20, 2017	3.33%	—		100,000	—		100,000
The 33rd Public bond	Mar 21, 2018	3.26%	—		—	—		53,000
The 17-2nd Public bond	Mar 11, 2013	5.45%	—		30,000	—		—
The 27-2nd Public bond	Apr 9, 2013	5.04%	—		70,000	—		—
The 28-1st Public bond	Apr 05, 2014	4.61%	—		50,000	—		50,000
The 28-2nd Public bond	Apr 05, 2016	5.25%	—		65,000	—		65,000
The 29th Public bond	Sep 05, 2016	4.85%	—		45,000	—		45,000
The 30th Public bond	Oct 31, 2014	4.50%	—		90,000	—		90,000
The 31-1st Public bond	Jun 15, 2015	3.73%	—		100,000	—		100,000
The 31-2nd Public bond	Jun 15, 2017	3.97%	—		100,000	—		100,000
The 34th Public bond	Mar 21, 2018	3.21%	—		—	—		54,000
The 35th Public bond	Jun 21, 2018	2.92%	—		—	—		50,000
The 36th Public bond	Jun 21, 2018	2.92%	—		—	—		50,000
The 37th Public bond	Jun 21, 2018	2.98%	—		—	—		50,000
The 38-1st Public bond	Nov 20, 2015	3.13%	—		—	—		40,000
The 38-2nd Public bond	Nov 20, 2016	3.39%	—		—	—		60,000
The 2nd unsecured convertible bond [3]	Sep 30, 2018	2.00%	—		—	—		179
The 8th unsecured convertible bond [3]	Nov 26, 2015	—	—		19,052	—		19,052

					10,059,542			10,011,994
Less: Current portion					(2,305,065)			(2,185,017)
Discount on bonds					(26,600)			(22,348)
Conversion right adjustment					(5,800)			(3,987)
Add: Premium on bonds redemption					3,517			3,566

				￦	7,725,594		￦	7,804,208

1	As of December 31, 2013, the Company has outstanding notes in the amount of USD 1,300 million with fixed interest rates under the Medium Term Note Program (“MTNP”) registered in the Singapore Stock Exchange, which allowed issuance of notes of up to USD 2,000 million. The MTN Program has been suspended since 2007.

2	Libor (3M) and CD (91D) are approximately 0.247 % and 2.66%, respectively, as of December 31, 2013.

3	At the end of the reporting period, the terms and conditions of the convertible bonds are as follows:

	Issuers
Type	KT Telecop Co., Ltd.		Korea HD Broadcasting Corp.		KT Music Co., Ltd.		Green point Co., Ltd.
Issue date		Jan 20, 2011		Apr 30, 2010		Nov 26, 2012		Oct 1, 2013
Issue price	￦	15,000 million	￦	2,000 million	￦	19,502 million	￦	179 million
Coupon rate		2%		3%		0%		2%
Guaranteed margin ratio		4%		3%		3%		Compound annual 5%
Conversion period		From one year after the issue date to December 20, 2015		From one year after the issue date to bond maturity		From one year after the issue date to November 19, 2015		From the day succeeding the issue date till bond maturity
Conversion price	￦	26,000	￦	500	￦	3,380	￦	27,952

Short-term borrowings

(in millions of Korean won and thousands of foreign currencies)			2012			2013
Financial institution	Type	Annual interest rates	Foreign Currency	Korean won		Foreign Currency	Korean Won
Shinhan Bank	Commercial papers	2.78~3.75%	—	￦	—	—	￦	40,000
	General loan [1]	4.45~5.17%	—		93,200	—		81,200
	Credit loan	4.84~5.84%	—		—	—		12,000
	Usance [1]	Financial bonds(6M) +1.27%	—		—	—		5,000
Samsung Securities	Commercial papers	2.78~4.02%	—		90,000	—		15,000
Woori Bank	General loans	4.88%	—		14,500	—		500
	Usance [1]	KO-RIBOR(3M) +1.33%	—		—	—		9,000
Korea Exchange Bank	Commercial papers	3.22~3.89%	—		20,000	—		30,000
Kookmin Bank	Commercial papers	2.10%			—	—		10,494
Citibank	General loans	4.88%	—		2,000	—		1,500
	Usance [1]	3.95%(fixed rate) / CD3M +1.2%(variable rate)	—		10,000	—		10,000
KTB Investment & Securities	Commercial papers	2.93 ~ 4.02%	—		70,000	—		—
Hanyang Securities	Commercial papers	2.70 ~ 4.02%	—		50,000	—		50,000
SK Securities	Commercial papers	3.06 ~ 4.12%	—		20,000	—		10,000
Korea Development Bank	Usance [1]	Industrial financial debentures + 1.28%	—		5,000	—		7,000
Hana Bank	General loans	4.45 ~ 4.95%	—		22,500	—		—
IBK Bank	Credit loans	4.75 ~ 5.89%	—		7,000	—		8,000
Daegu Bank	Commercial papers	5.54 ~ 5.93%	—		11,932	—		—
DGB Capital	Commercial papers	5.80%	—		5,000	—		—
NH Investment & Securities	Commercial papers	2.78 ~ 3.04%	—		20,000	—		10,000
HYUNDAI Securities	Commercial papers	2.71 ~ 3.10%	—		30,000	—		100,000
Dongbu Securities	Commercial papers	2.72 ~ 4.12%	—		—	—		95,000
Woori Investment & Securities	Commercial papers	2.92 ~ 3.06%	—		—	—		30,000
Korea Money Brokerage Corporation	Commercial papers	2.81 ~ 2.91%	—		—	—		20,000
Meritz Securities	Commercial papers	2.78 ~ 2.92%	—		—	—		30,000
Others [2]	General loans	3.98 ~ 4.12%	—		82,201	—		60,000

Total				￦	553,333		￦	634,694

1	KO-RIBOR(3M), CD(91D), Industrial financial debentures(1Y) and Financial Bond(6M, AAA) are approximately 2.66%, 2.66%, 2.75%, and 2.71%, respectively, as of December 31, 2013.

2	As of December 31, 2012, KT ENS Corporation, a subsidiary of the Company, accounted for the transferred accounts receivable of ￦17,276 million, which do not qualify as derecognition, as secured borrowings.

Long-term borrowings

(in millions of Korean won and thousands of foreign currencies)			2012				2013
Financial institution	Type	Annual interest rates	Foreign currency		Korean won		Foreign currency		Korean won
Kookmin Bank	Informatization promotion funds	3.04%		—	￦	911		—	￦	—
	Working capital loans	6.30%		—		10,000		—		—
	Facility loans	3.49~4.98%		—		80,000		—		60,000
Shinhan Bank	Informatization promotion funds [1]	3.22%		—		11,985		—		6,048
	General loans [2]	3.95~5.70%		—		37,560		—		20,000
	loan on real estate	4.00%		—		358		—		—
	Facility loans [2]	2.22~5.23%		—		67,723		—		42,331
Export-Import Bank of Korea	Inter-Korean Cooperation Fund [1]	2.00%		—		6,415		—		6,415
Korea Exchange Bank	General loans [2]	LIBOR(3M)+2.03%	USD	6,520		6,984	USD	2,200		2,322
	General loans	3.94~4.18%		—		—		—		25,210
Woori Bank	General loans	CD(91D)+1.39~5.98%		—		45,000		—		—
Hana Bank	General loans	LIBOR(3M)+1.60%	USD	3,200		3,428		—		—
National Federation of Fisheries Cooperatives	General loans	4.63%		—		50,000		—		50,000
NH Bank	General loans	3.99~6.00%		—		50,000		—		60,000
	Facility loans	4.32~4.68%		—		187,500		—		135,000
Korea Development Bank	General loans	4.32~4.91%		—		—		—		3,750
	Facility loans	4.49%		—		88,750		—		20,000
Industrial Bank of Korea	Facility loans	2.22%		—		1,500		—		833
Samsung Securities	Commercial papers	2.78~3.08%		—		60,000		—		100,000
Dongbu Securities	Commercial papers	4.12%		—		20,000		—		—
SK Securities	Commercial papers	4.12%		—		10,000		—		—
Cardnet	General loans	6.50%		—		348		—		—
HYUNDAI Securities	Commercial papers	2.81~3.08%		—		—		—		179,945
	General loans -	3.08%		—		49,947		—		—
IBK Securities	Commercial papers	2.78%		—		—		—		50,000
Shinhan invest corp	Commercial papers	2.93%		—		—		—		39,963
Others	Redeemable convertible preferred stock [3]	—		—		51,044		—		53,736
	Other	2.75~17.50%		—		7,465		—		4,423

	Total					846,918				859,976
Less: Current portion						(333,422)				(200,997)

	Net				￦	513,496			￦	658,979

1	The above Informatization Promotion Funds are repayable in installments over three years after a two-year grace period, while Inter-Korean Cooperation Fund is repayable in installments over 20 years after a seven-year grace period.

2	Interest rates of LIBOR (3M) is approximately 0.247% as of December 31, 2013.

3	As of the end of the reporting period, the terms and conditions of the redeemable convertible preferred stocks are as follows:

	Issued by
	Enswers Inc.						Korea HD Broadcasting Corp.		KT Telecop Co., Ltd.
Type	The A Redeemable convertible preferred stock		The B Redeemable convertible preferred stock		The C Redeemable convertible preferred stock		Redeemable convertible preferred stock		Redeemable convertible preferred stock
Issue date		2008.08.14		2009.11.24		2011.11.30		2010.12.21		2011.1.20
Issue price (per share)	￦	272,000	￦	408,400	￦	893,400	￦	500	￦	5,000
Number of share issued		5,875		1,225		11,194		1,900,000		1,346,154
Conversion price (per share)	￦	272,000	￦	408,400	￦	893,400	￦	500	￦	26,000
Exercisable date of conversion rights		From the issue date to 2018.08.14		From the issue date to 2019.11.24		From the issue date to 2021.11.30		From the issue date to 2013.12.21		From one year after the issue date until exercise date
Redemption price		Issue price + 5% compound annual interest		Issue price + 5% compound annual interest		Issue price + 5% compound annual interest		Issue price + 1% compound annual interest		Issue price of preferred stock not converted + 5% compound annual interest less dividends received
Exercisable date of redemption Rights		From three years after the issue date to 2018.08.14		From three years after the issue date to 2019.11.24		From three years after the issue date to 2021.11.30		From two years after the issue date to 2013.12.21		From five years (2016.01.20) after the issue date up to 3 months

Repayment schedule of the Group’s bonds payable and borrowings including the portion of current liabilities as of December 31, 2013, is as follows:

	Bonds						Borrowings						Total
(in millions of Korean won)	In local currency		In foreign currency		Sub-total		In local currency		In foreign currency		Sub-total
2014	￦	1,442,000	￦	738,710	￦	2,180,710	￦	833,369	￦	2,322	￦	835,691	￦	3,016,401
2015		1,029,052		472,353		1,501,405		281,463		—		281,463		1,782,868
2016		1,585,179		393,908		1,979,087		335,000		—		335,000		2,314,087
2017		667,000		369,355		1,036,355		40,493		—		40,493		1,076,848
Thereafter		2,824,000		490,437		3,314,437		2,023		—		2,023		3,316,460

Total	￦	7,547,231	￦	2,464,763	￦	10,011,994	￦	1,492,348	￦	2,322	￦	1,494,670	￦	11,506,664

Book value and fair value of the Group’s bonds payable and borrowings as of December 31, 2012 and 2013, are as follows:

	2012				2013
(in millions of Korean won) Type	Book Value		Fair Value		Book Value		Fair Value
Bonds payable	￦	10,035,868	￦	10,191,819	￦	9,989,223	￦	10,066,124
Long-term borrowings (Including current borrowings)		846,918		820,849		859,976		798,827
Short-term borrowings		553,333		553,333		634,694		634,694

Total	￦	11,436,119	￦	11,566,001	￦	11,483,893	￦	11,499,645

The fair values of bonds payable and long-term borrowings are calculated by discounting the expected future cash flows at weighted average borrowing rate. The weighted average borrowing rate is approximately 4.53% as of December 31, 2013 (2012: 4.56%).

17.    Provisions

The changes in provisions during the years ended December 31, 2012 and 2013, are as follows:

	2012
(in millions of Korean won)	Litigation		Asset retirement obligation		Other [1]		Total
Balance at 2012.1.1	￦	28,915	￦	108,651	￦	128,085	￦	265,651
Increase(Transfer)		9,610		12,533		171,816		193,959
Usage		(492)		(2,470)		(83,753)		(86,715)
Reversal		(747)		(9,124)		(7,501)		(17,372)
Changes in scope of consolidation		—		8		—		8

Balance at 2012.12.31	￦	37,286	￦	109,598	￦	208,647	￦	355,531

Current portion		33,678		54		171,859		205,591
Non-current portion		3,608		109,544		36,788		149,940

	2013
(in millions of Korean won)	Litigation		Asset retirement obligation		Other [1]		Total
Balance at 2013.1.1	￦	37,286	￦	109,598	￦	208,647	￦	355,531
Increase (Transfer)		4,440		1,936		55,120		61,496
Usage		(714)		(1,966)		(139,569)		(142,249)
Reversal		(1,897)		(5,251)		(20,276)		(27,424)
Changes in scope of consolidation		—		962		—		962

Balance at 2013.12.31	￦	39,115	￦	105,279	￦	103,922	￦	248,316

Current portion		35,507		46		79,202		114,755
Non-current portion		3,608		105,233		24,720		133,561

1	The Company has commitments to pay the subsidies to the customers relating to the handset sales, and the payment commitments are accounted for as deduction from receivables. The Company disposed of its trade receivables arising from handset sales to special purpose entities for securitization and the related payment commitments are accounted for as other provisions.

18.    Net Defined Benefit Liabilities

The amounts recognized in the statements of financial position are determined as follows:

(in millions of Korean won)	2012		2013
Present value of defined benefit obligations	￦	1,724,246	￦	1,636,593
Fair value of plan assets		(1,175,003)		(1,050,510)

Liabilities	￦	549,243	￦	586,083

The changes in the defined benefit obligations for the years ended December 31, 2012 and 2013, are as follows:

(in millions of Korean won)	2012		2013
Beginning	￦	1,474,481	￦	1,724,246
Current service cost		206,389		210,466
Interest expense		57,156		57,891
Benefit paid		(78,625)		(97,956)
Gains on settlements of plan [1]		(3,630)		2,171
Changes due to settlements of plan [1]		(125,540)		(188,512)
Remeasurements:
Actuarial gains and losses arising from changes in demographic assumptions		52,497		81,616
Actuarial gains and losses arising from changes in financial assumptions		10,326		(144,111)
Actuarial gains and losses arising from experience adjustments		120,579		(9,521)
Changes in scope of Consolidation		10,613		303

Ending	￦	1,724,246	￦	1,636,593

1	A settlement is a transaction that eliminates all further legal or constructive obligations for part or all of the benefits provided under a defined benefit plan. The Group has entitled employees to choose to transfer from defined benefit plans to contribution plans from December 2012.

Changes in the fair value of plan assets for the years ended December 31, 2012 and 2013, are as follows:

(in millions of Korean won)	2012		2013
Beginning	￦	1,048,436	￦	1,175,003
Interest income		40,787		42,964
Remeasurements:
Return on plan assets (excluding amounts included in interest income)		8,800		2,612
Benefits paid		(44,448)		(57,866)
Changes due to settlements of plan [1]		(99,853)		(138,220)
Employer contributions		214,981		26,161
Changes in scope of consolidation		6,300		(144)

Ending	￦	1,175,003	￦	1,050,510

1	The Group has operated both defined contribution plans and defined benefit plans from December 2012. The employees are entitled to choose either defined contribution plans and defined benefit plans.

Amounts recognized in the statement of income for the years ended December 31, 2011, 2012 and 2013, are as follows:

(in millions of Korean won)	2011		2012		2013
Current service cost	￦	174,402	￦	206,389	￦	210,466
Interest cost		53,320		57,156		57,891
Interest income		(40,018)		(40,787)		(42,964)
Costs(gains) on settlements		—		(3,630)		2,171
Transfer out		(4,405)		(8,763)		(10,502)

Total expenses	￦	183,299	￦	210,365	￦	217,062

Principal actuarial assumptions used are as follows:

	2011.12.31	2012.12.31	2013.12.31
Discount rate	4.00% ~ 4.80%	3.13% ~ 4.10%	3.10% ~ 4.05%
Future salary increase	2.00% ~ 9.30%	3.00% ~ 8.10%	2.10% ~ 8.10%

Also, the life expectancy is based on the data provided by Korea Insurance Development Institute.

As of December 31, 2013, all of the plan assets are invested in guaranteed financial instruments.

The sensitivity of the defined benefit obligation as of December 31, 2013, to changes in the weighted principal assumptions is:

	Effect on defined benefit obligation
(in percentage, in millions of Korean won)	Changes in principal assumption		Increase in principal assumption		Decrease in principal assumption
Discount rate	0.50	% point	￦	(61,946)	￦	65,821
Salary growth rate	0.50	% point		62,069		(59,111)

A decrease in corporate bond yields will increase plan liabilities, although this will be partially offset by an increase in the value of the plans’ bond holdings.

The above sensitivity analyses are based on a change in an assumption while holding all other assumptions constant. In practice, this is unlikely to occur, and changes in some of the assumptions may be correlated. The sensitivity of the defined benefit obligation to changes in principal actuarial assumptions is calculated using the projected unit credit method, the same method applied when calculating the defined benefit obligations recognized on the statement of financial position.

The Group annually reviews funding levels of plan assets and has plan asset policies that require maintaining the funding level of the Group equal to or more than the level required under the Employee Retirement Benefit Security Act. Expected contributions to post-employment benefit plans for the year ending December 31, 2014, are ￦219,753 million.

Expected maturity analysis of undiscounted pension benefits as of December 31, 2013, is as follows:

(in millions of Korean won)	Less than 1 year		Between 1 and 2 years		Between 2 and 5 years		Over 5 years		Total
Pension benefits	￦	112,402	￦	139,406	￦	556,304	￦	3,847,327	￦	4,655,439

The weighted average duration of the defined benefit obligations is 9.06 years.

19.    Defined Contribution Plan

Recognized expense related to the defined contribution plan for the year ended December 31, 2013, is ￦23,857 million (2012: ￦1,703 million, 2011: ￦230 million).

20.    Commitments and Contingencies

As of December 31, 2013, major commitments with local financial institutions are as follows:

(in millions of Korean won and thousands of foreign currencies)	Financial institution	Currency	Limit	Used amount
Bank overdraft	Kookmin Bank and others	KRW	1,573,500	—
Commercial paper factoring	Korea Exchange Bank	KRW	220,000	—
Loan on information and communications fund	Shinhan Bank	KRW	6,048	6,048
Green energy factoring	Shinhan Bank	KRW	374	374
Collateralized loan on accounts receivable-trade	Kookmin Bank and others	KRW	757,000	131,175
Purchase commitment for foreign currency checks	Korea Exchange Bank	USD	1,000	—
Plus electronic notes payable	Industrial Bank of Korea	KRW	50,000	1,875
Loans for working capital	Industrial Bank of Korea	KRW	100,000	—
Comprehensive credit line	Korea Exchange Bank	KRW	65,000	15,277
Foreign currency transaction	HSBC	USD	80,000	—
Credit line for call loan	Tongyang Securities Inc	KRW	120,000	—

As of December 31, 2013, guarantees received from financial institutions are as follows:

(in millions of Korean won and thousands of foreign currencies)	Financial institution	Currency		Limit
Performance guarantee		USD		975
		DZD	[1]	25,863
Warranty guarantee	Export-Import Bank of Korea	USD		2,497
Guarantee for advances received		USD		2,925
		DZD	[1]	77,589
Bid guarantee	Korea Software Financial Cooperative	KRW		27,796

(in millions of Korean won and thousands of foreign currencies)	Financial institution	Currency		Limit
Guarantees for accounts receivable from the handset sales	Seoul Guarantee Insurance	KRW		667,817
Performance guarantee/Warranty guarantee	Korea Software Financial Cooperative	KRW		201,892
Prepayment and other guarantee		KRW		77,284
Guarantee for payment in local currency	Korea Exchange Bank	KRW		3,600
	Woori Bank	KRW		1,000
Guarantee for payment in foreign currency	Kookmin Bank	USD		19,148
	Shinhan Bank	USD		7,471
	Hana Bank	USD		4,000
	Korea Exchange Bank	USD		15,000
		PLN	[2]	23,000
Guarantee for import letters of credit	Korea Exchange Bank	USD		10,000
Performance guarantees	Hana Bank	KRW		9,222
		USD		4,148
Performance guarantees	Seoul Guarantee Insurance	KRW		60,215
Guarantees for licensing	Seoul Guarantee Insurance	KRW		4,052
Guarantees for deposits	Seoul Guarantee Insurance	KRW		3,535
Other	Seoul Guarantee Insurance	KRW		137,552
Performance guarantees	Korea Federation of small and medium business	KRW		5,818

1	Algerian Dinar.

2	Polish Zloty.

Details of collateral that KT Capital Co., Ltd., a subsidiary, is provided with by third parties as of December 31, 2013, are as follows:

(In millions of Korean won)	Details	Amounts
Credits	Movables, real-estate, financial collateral	￦858,444

As of December 31, 2013, guarantees provided by the Group for a third party, are as follows:

(in millions of Korean won)	Creditor	Limit		Used amount		Period
Individuals with the right of ownership of Gimhae apartment	Shinhan Bank	￦	108,500	￦	36,560	2012.5.21~2014.3.31
Ssangyong Information & Communication Corporation	Nonghyup Bank		20,000		47	2011.11.18~2014.11.28
Other Project Financing [1]	NH Investment & Securities		247,661		246,202	2010.1.31~2025.2.28

1	As of December 31, 2013, guarantee liabilities and loss of ￦10,538 million in relation to guarantees for Project Financing loan are recorded as ‘other financial liabilities’ and ‘finance costs’ in the financial statements. NH Investment & Securities requested early repayment of ￦45,372 million, representing the principal and interest related to the Romanian sunlight generation project on February 20, 2014, and KT ENS took over the debt. However, KT ENS could not execute payment guarantee according to the request of early payment of ￦49,106 million, representing the principal and interest, on March 12, 2014 and therefore filed for court receivership. (Note 41)

As of December 31, 2013, the Company has provided a payment guarantee to Smart Channel Co., Ltd(“Smart Channel”). The Company pledged investment securities in Smart Channel Co., Ltd. as collateral to the creditors of Smart Channel (Note 14). Furthermore, the Company recorded allowance for doubtful receivables of ￦49,362 million against other receivables from Smart Channel.

The Company is jointly and severally obligated with KT Sat Co., Ltd. to pay KT Sat Co., Ltd.’s outstanding liabilities as of December 4, 2012, spin-off date. As of December 31, 2013, the Company and KT Sat Co., Ltd. are jointly and severally liable for ￦7,949 million of KT Sat Co., Ltd.’s outstanding liabilities.

For the year ended December 31, 2013, the Company made agreements with the Securitization Specialty Companies Olleh KT Seventh to twelfth Securitization Specialty Co., Ltd. (in

2012: Olleh KT First to Sixth Securitization Specialty Co., Ltd.), and disposed of its trade receivables related to handset sales. The Company also made asset management agreements with each securitization specialty company and will receive the related management fees.

On March 6, 2014, the website of the Company was accessed by unauthorized person and personal information of our customers was stolen by hackers. There is one lawsuit against the Company over this breach seeking damages of approximately ￦20 million. The resolution of the lawsuit cannot yet be reasonably predicted. Also, there may be more lawsuits filed against the Company in the future. However, the size and result of any potential lawsuits cannot yet be reasonably predicted.

As of December 31, 2013, the Group is a defendant in 279 lawsuits, with an aggregate amount of ￦159,434 million. As of December 31, 2013, litigation provisions of ￦39,115 million for various pending lawsuits and unasserted claims are recorded as liabilities for potential loss in the ordinary course of business. On January 24, 2014, the Company lost a lawsuit in relation to the interconnection with SK Telecom Co., Ltd. and recognized expenses of ￦34,636 million relative to this in the 2013 statement of operations. The Company appealed to the Supreme Court and the final outcome of this case cannot yet be predicted.

According to the financial and other covenants included in certain bonds and borrowings, the Group is required to maintain certain financial ratios such as debt to equity ratio, use the funds for the designated purpose and report to the creditors periodically. The covenant also contains restriction on provision of additional collateral and disposal of certain assets. The bond holders may request early repayment upon non-compliance of such covenants. As of December 31, 2013, the Group is in compliance with the related covenants.

KT ENS, a wholly owned subsidiary, has been under investigation by the police and prosecutor’s office due to the allegation in which suppliers of KT ENS borrowed loans from several financial institutions collateralizing accounts receivable from KT ENS, however such collateralized accounts receivable are allegedly fictitious. The investigation has been ongoing to determine the authenticity of the accounts receivable from KT ENS and reasonable due care exercised by financial institutions to approve such loans in their loan approval process. There may be lawsuits depending on the outcome of this investigation. The Group expects the impact of this investigation on the financial statements will not be significant, but the final result cannot be reasonably predicted.

Asia Broadcast Satellite Holdings, Ltd.(ABS) filed an arbitration against the Company and KT Sat, a subsidiary of the Company at The International Court of Arbitration of the International Chamber of Commerce on December 31, 2013, claiming on the ownership of satellite Mugunghwa and compensation of damages due to the breach of sales contract of the satellite, Mugunghwa, In addition, ABS filed an arbitration against the Company and KT Sat, a subsidiary of the Company, at International Centre for Dispute Resolution of the American Arbitration Association on December 24, 2013, claiming on the compensation of damages arising from the breach of entrustment contract. The outcome of these arbitrations cannot yet be reasonably predicted.

21.    Lease

The Group’s non-cancellable lease arrangements are as follows:

The Group as the Lessee

Finance Lease

Details of finance lease assets as of December 31, 2012 and 2013, are as follows:

(in millions of Korean won)	2012		2013
Acquisition costs	￦	55,477	￦	99,702
Accumulated depreciation		(15,282)		(27,980)

Net balance	￦	40,195	￦	71,722

As of December 31, 2013, the Group recognizes financial lease assets as other property and equipment.

Details of future minimum lease payments as of December 31, 2012 and 2013, under finance lease contracts are summarized below:

(in millions of Korean won)	2012		2013
Total amount of minimum lease payments
Within one year	￦	15,826	￦	22,498
From one year to five years		29,474		52,877
Thereafter		—		—

Total	￦	45,300	￦	75,375

Unrealized interest expense	￦	(3,654)	￦	(7,166)

Net amount of minimum lease payments
Within one year	￦	14,033	￦	19,486
From one year to five years		27,613		48,723
Thereafter		—		—

Total	￦	41,646	￦	68,209

Operating Lease

Details of future minimum lease payments as of December 31, 2012 and 2013, under operating lease contracts are summarized below:

(in millions of Korean won)	2012		2013
Within one year	￦	67,571	￦	78,245
From one year to five years		279,906		308,292
Thereafter		312,778		246,632

Total	￦	660,255	￦	633,169

Operating lease expenses incurred for the years ended December 31, 2012 and 2013, amounted to ￦41,999 million, ￦61,201 million and ￦77,657 million respectively.

The Group as the Lessor

Finance Lease

Details of finance lease assets as of December 31, 2012, are as follows:

(in millions of Korean won)	Minimum lease payments		Gross investment in the lease		Unaccrued interest		Net investment in the lease
Within one year	￦	382,821	￦	382,821	￦	(35,663)	￦	347,158
From one year to five years		550,919		550,919		(25,063)		525,856
Thereafter		11,848		11,848		(1,273)		10,575

Total	￦	945,588	￦	945,588	￦	(61,999)	￦	883,589

Details of finance lease assets as of December 31, 2013, are as follows:

(in millions of Korean won)	Minimum lease payments		Gross investment in the lease		Unaccrued interest		Net investment in the lease
Within one year	￦	337,804	￦	337,804	￦	(38,779)	￦	299,025
From one year to five years		454,542		454,542		(32,922)		421,620
Thereafter		10,395		10,395		(913)		9,482

Total	￦	802,741	￦	802,741	￦	(72,614)	￦	730,127

Details of bad debt allowance for finance lease receivables as of December 31, 2012 and 2013, are as follows:

(in millions of Korean won)	2012		2013
Within one year	￦	7,312	￦	4,817
From one year to five years		14,414		15,245
Thereafter		208		128

Total	￦	21,934	￦	20,190

Operating Lease

Details of operating lease assets as of December 31, 2012 and 2013, are as follows:

(in millions of Korean won)	2012		2013
Acquisition costs	￦	1,556,762	￦	2,073,592
Accumulated depreciation		(488,514)		(606,148)

Net balance	￦	1,068,248	￦	1,467,444

Details of future minimum lease payments as of December 31, 2011, 2012 and 2013, under operating lease contracts are summarized below:

(in millions of Korean won)	2012		2013
Within one year	￦	364,404	￦	203,014
From one year to five years		347,364		687,162

Total	￦	711,768	￦	890,176

22.    Capital Stock

As of December 31, 2012 and 2013, the Company’s number of authorized shares is one billion.

	2012					2013
	Number of outstanding shares	Par value per share (Korean won)		Common stock (in millions of Korean won)		Number of outstanding shares	Par value per share (Korean won)		Common stock (in millions of Korean won)
Common stock [1]	261,111,808	￦	5,000	￦	1,564,499	261,111,808	￦	5,000	￦	1,564,499

1	The Company retired 51,787,959 treasury shares against retained earnings. Therefore, the common stock amount differs from the amount resulting from multiplying the number of shares issued by ￦5,000 par value per share of common stock.

23.    Retained Earnings

Details of retained earnings as of December 31, 2012 and 2013, are as follows:

(in millions of Korean won)	2012		2013
Legal reserve [1]	￦	782,249	￦	782,249
Voluntary reserves [2]		4,911,362		4,911,362
Unappropriated retained earnings		4,952,772		4,325,778

Total	￦	10,646,383	￦	10,019,389

1	The Commercial Code of the Republic of Korea requires the Company to appropriate, as a legal reserve, an amount equal to a minimum of 10% of cash dividends paid until such reserve equals 50% of its issued capital stock. The reserve is not available for the payment of cash dividends, but may be transferred to capital stock with the approval of the Company’s Board of Directors or used to reduce accumulated deficit, if any, with the ratification of a company’s of majority shareholders.

2	Reserve for research and development discretionary reserves is accumulated separately when taxable reserves are appropriated to retained earnings. According to the Tax Reduction and Exemption Control Act, taxable reserves are included in deductible expenses when returns are adjusted in the process of calculating tax expenses. The reversed amount from the reserve can be allocated according to the related tax act.

24.    Accumulated Other Comprehensive Income and Other Components of Equity

As of December 31, 2012 and 2013, the details of the Group’s accumulated other comprehensive income attributable to owners of the Company are as follows:

(in millions of Korean won)	2012		2013
Investments in associates and joint ventures	￦	(15,251)	￦	(12,681)
Gain or loss on derivatives		(4,626)		(9,337)
Available-for-sale		23,738		55,836
Foreign currency translation adjustment		(2,536)		(9,280)

Total	￦	1,325	￦	24,538

Changes in accumulated other comprehensive income for the years ended December 31, 2012 and 2013, are as follows:

	2012
(in millions of Korean won)	Beginning		Increase/decrease		Reclassification as gain or loss		Ending
Investments in associates and joint ventures	￦	(6,811)	￦	(8,819)	￦	379	￦	(15,251)
Gain or loss on derivatives		(30,254)		(129,239)		154,867		(4,626)
Available-for-sale		11,719		15,543		(3,524)		23,738
Foreign currency translation adjustment		2,481		(5,017)		—		(2,536)

Total	￦	(22,865)	￦	(127,532)	￦	151,722	￦	1,325

	2013
(in millions of Korean won)	Beginning		Increase/decrease		Reclassification as gain or loss		Ending
Investments in associates and joint ventures	￦	(15,251)	￦	2,570	￦	—	￦	(12,681)
Gain or loss on derivatives		(4,626)		(71,778)		67,067		(9,337)
Available-for-sale		23,738		25,814		6,284		55,836
Foreign currency translation adjustment		(2,536)		(6,744)		—		(9,280)

Total	￦	1,325	￦	(50,138)	￦	73,351	￦	24,538

As of December 31, 2012 and 2013, the Group’s other components of equity are as follows:

(in millions of Korean won)	2012		2013
Treasury stock	￦	(931,132)	￦	(922,175)
Gain(loss) on disposal of treasury stock [1]		(6,797)		(2,170)
Share-based payments		3,912		(9,609)
Others [2]		(409,269)		(386,989)

Total	￦	(1,343,286)	￦	(1,320,943)

1	The tax effect directly reflected in equity is ￦693 million (2012: ￦2,170 million) as of December 31, 2013.

2	Profit and loss occurred from transactions with non-controlling interest and investment difference occurred from change in proportion of subsidiaries are included.

As of December 31, 2012 and 2013, the details of treasury stock are as follows:

	2012		2013
Number of shares		17,476,002		17,308,160
Amounts (In millions of Korean won)	￦	931,132	￦	922,175

Treasury stock is expected to be used as stock compensation for the Company’s directors and employees and other purposes.

25.    Share-Based Payments

The details of share-based payments as of December 31, 2013, are as follows:

7th
Grant date	2013.04.26
Grantee	CEO, inside directors, outside directors, executives
Vesting conditions	Service condition: 1 year Non-market performance condition: achievement of performance
Fair value per option (in Korean won)	￦ 35,750
Total compensation costs (in Korean won)	￦ 4,082 million
Estimated exercise date (exercise date)	During 2014
Valuation method	Fair value method

The changes in the number of stock options and the weighted-average exercise price, as of December 31, 2012 and 2013, are as follows:

	2012
	Beginning	Granted	Expired	Exercised [1]	Ending	Number of shares exercisable
5th grant	190,658	—	90,869	99,789	—	—
6th grant	—	255,110	—	—	255,110	—
Total	190,658	255,110	90,869	99,789	255,110	—

	2013
	Beginning	Granted	Expired	Forfeited	Exercised [1]	Ending	Number of shares exercisable
6th grant	255,110	—	154,137	—	100,973	—	—
7th grant	—	288,459	—	6,231	—	282,228	—
Total	255,110	288,459	154,137	6,231	100,973	282,228	—

1	The weighted average price of common stock at the time of exercise during 2013 was ￦40,300 (2012: ￦28,700).

26.    Operating Revenues

Operating revenues for the years ended December 31, 2011, 2012 and 2013, are as follows:

(in millions of Korean won)	2011		2012		2013 [4]
Sales of services	￦	16,941,430	￦	19,266,545	￦	19,663,014
Sale of goods		4,369,375		4,589,830		4,065,659
Others [1,2,3]		777,025		787,397		329,208

Operating revenues	￦	22,087,830	￦	24,643,772	￦	24,057,881

1	Disposed land and building (carrying amount: ￦171,989 million) for ￦470,347 million K-REALTY CR-REIT 1 and leased them in 2011. The Company recognized gain on disposal of property and equipment ￦298,358 million and accounted for as an operating lease.

2	Disposed land and building (carrying amount: ￦93,250 million) for ￦232,000 million to AJU-KTM private funding real-estate investment trust No.1 and leased them in September 2012. The Company recognized gain on disposal of property and equipment of ￦138,750 million and accounted for as an operating lease.

3	Disposed land and building (carrying amount: ￦32,232 million) for ￦144,100 million to K-REALTY CR-REIT 2 and leased them in November 2012. The Company recognized gain on disposal of property and equipment of ￦111,868 million and accounted for as an operating lease.

4	Off-plan sales amounting to ￦45,010 million, which should have been recorded as a deduction of operating revenue in 2012, was recorded as a deduction of operating revenue in 2013.

27.    Operating Expenses

Operating expenses for the years ended December 31, 2011, 2012 and 2013, are as follows:

(in millions of Korean won)	2011		2012		2013 [2]
Salaries and wages	￦	2,854,361	￦	3,096,766	￦	3,288,942
Depreciation		2,644,796		2,894,400		3,107,792
Amortization of intangible assets		312,693		379,678		458,382
Commissions [1]		3,313,431		3,655,057		3,575,488
Interconnection charges		1,115,792		901,314		885,479
International interconnection fee		333,659		309,955		265,467
Purchase of inventories		4,518,983		4,851,295		3,565,948
Changes of inventories		35,673		(259,078)		320,971
Service Cost		1,331,302		1,264,218		1,834,425
Utilities		262,454		271,277		309,497
Taxes and Dues		219,245		299,567		257,931
Rent		327,274		371,030		432,543
Insurance premium		11,925		243,666		313,056
Installation fee		339,860		291,057		260,498
Advertising expenses		172,183		150,399		161,013
Research and development		147,825		153,171		171,461
Expenses
Card service cost		707,588		2,771,383		2,702,653
Others		1,451,690		1,318,518		1,822,951

Total	￦	20,100,734	￦	22,963,673	￦	23,734,497

1	The sales commission is included in commissions

2	￦32,835 million of Operating expenses related to off-plan sales, which should have been recorded as a deduction of operating expenses in 2012, was recorded as a deduction of operating expenses in 2013.

Details of salaries and wages for the years ended December 31, 2011, 2012 and 2013, are as follows:

(in millions of Korean won)	2011		2012		2013
Short-term employee benefits	￦	2,598,889	￦	2,855,024	￦	3,031,435
Post-employment benefits(Defined benefit plan)		183,299		210,365		217,062
Post-employment benefits(Defined contribution plan)		230		1,703		23,857
Post-employment benefits (Others)		65,217		25,762		12,506
Share-based payment		6,726		3,912		4,082

Total	￦	2,854,361	￦	3,096,766	￦	3,288,942

28.    Financial Income and Expenses

Details of financial income for the years ended December 31, 2011, 2012 and 2013, are as follows:

(in millions of Korean won)	2011		2012		2013
Interest income	￦	151,634	￦	203,214	￦	108,794
Foreign currency transaction gain		46,161		20,159		37,371
Foreign currency translation gain		6,161		266,623		106,135
Gain on settlement of derivatives		496		2,824		13,878
Gain on valuation of derivatives		63,959		118		627
Others		1,581		5,719		12,544

Total	￦	269,992	￦	498,657	￦	279,349

Details of financial expenses for the years ended December 31, 2011, 2012 and 2013, are as follows:

(in millions of Korean won)	2011		2012		2013
Interest expense	￦	480,609	￦	472,917	￦	450,302
Foreign currency transaction loss		35,725		17,974		31,611
Foreign currency translation loss		86,597		7,249		6,518
Loss on settlement of derivatives		27,055		7,804		16,384
Loss on valuation of derivatives		9,147		241,358		105,691
Others [1]		3,222		34,691		36,994

Total	￦	642,355	￦	781,993	￦	647,500

1	The Company recognized funding obligation to Smart Channel Co., Ltd. as financial liabilities and recognized ￦5,393 million as an expense in 2012.

29.    Deferred Income Tax and Income Tax Expense

The analyses of deferred tax assets and deferred tax liabilities as of December 31, 2012 and 2013, are as follows:

(in millions of Korean won)	2012		2013
Deferred tax assets
Deferred tax assets to be recovered within 12 months	￦	261,217	￦	396,831
Deferred tax assets to be recovered after more than 12 months		764,563		741,047

	￦	1,025,780	￦	1,137,878

Deferred tax liabilities
Deferred tax liability to be recovered within 12 months	￦	(973)	￦	(1,015)
Deferred tax liability to be recovered after more than 12 months		(551,332)		(599,384)

		(552,305)		(600,399)

Deferred tax assets (liabilities), net	￦	473,475	￦	537,479

The gross movements on the deferred income tax account for the years ended December 31, 2012 and 2013, are calculated as follows:

(in millions of Korean won)	2012		2013
Beginning	￦	404,210	￦	473,475
Charged(credited) to the income statement		24,409		98,680
Charged(credited) to other comprehensive income		32,670		(34,676)
Changes in scope of consolidation		12,186		—

Ending	￦	473,475	￦	537,479

The movement in deferred income tax assets and liabilities during the year, without taking into consideration the offsetting of balances within the same tax jurisdiction, is as follows:

	2012
(in millions of Korean won)	Beginning		Income statement		Other comprehensive income		Changes in scope of consolidation		Ending
Deferred tax liabilities
Derivative financial assets	￦	(37,861)	￦	37,294	￦	270	￦	—	￦	(297)
Available-for-sale financial assets		(12,945)		7,732		(6,094)		638		(10,669)
Investment in joint venture and associates		(200)		(4,643)		3,148		43		(1,652)
Depreciation		(84,366)		51,350		—		1,118		(31,898)
Deposits for severance benefits		(271,233)		(23,283)		(1,261)		(1,339)		(297,116)
Accrued income		(1,855)		243		—		(61)		(1,673)
Prepaid expenses		—		220		—		—		220
Reserve for technology and human resource development		(63,491)		(1,079)		—		—		(64,570)
Other		(149,388)		7,190		—		(2,452)		(144,650)

		(621,339)		75,024		(3,937)		(2,053)		(552,305)

Deferred tax assets
Derivatives		—		30,155		(8,436)		—		21,719
Allowance for doubtful accounts		112,203		23,965		—		3,108		139,276
Inventory valuation		594		(292)		—		—		302
Contribution for construction		29,301		(2,169)		—		—		27,132
Accrued expenses		24,397		3,316		—		—		27,713
Provisions		55,260		7,115		—		321		62,696
Retirement benefit obligations		257,248		18,981		42,922		1,758		320,909
Withholding of facilities expenses		9,389		(528)		—		—		8,861
Accrued payroll expenses		28,670		3,193		—		322		32,185
Deduction of installment receivables		78,880		(67,356)		—		—		11,524
Present value discount		34,176		(19,276)		—		—		14,900
Assets retirement obligation		16,283		2,478		—		—		18,761
Gain or loss foreign currency translation		97,942		(77,215)		—		—		20,727
Deferred revenue		51,183		15,645		—		—		66,828
Real-estate sales		6,456		(5,762)		—		—		694
Tax credit carryforwards		80,854		69,480		—		—		150,334
Foreign operation translation difference		386		—		2,121		—		2,507
Other		142,327		(52,345)		—		8,730		98,712

		1,025,549		(50,615)		36,607		14,239		1,025,780

Net balance [1]	￦	404,210	￦	24,409	￦	32,670	￦	12,186	￦	473,475

1	Deferred tax liabilities, amounting to ￦1,680 million (2012: Deferred tax liabilities of ￦43,693 million) that are related to the tax receivable of certain subsidiaries’ undistributed profit, are not recognized as of December 31, 2013. This undistributed profit is permanently reinvested. As of December 31, 2013, temporary difference of unrecognized deferred tax liabilities is ￦381,666 million (2012: ￦399,339 million).

	2013
(in millions of Korean won)	Beginning		Income statement		Other comprehensive income		Changes in scope of consolidation		Ending
Deferred tax liabilities
Derivative financial assets	￦	(297)	￦	(116)	￦	—	￦	—	￦	(413)
Available-for-sale financial assets		(10,669)		(5,198)		(17,985)		—		(33,852)
Investment in joint venture and associates		(1,652)		(30,140)		(780)		—		(32,572)
Depreciation		(31,898)		(38,229)		—		—		(70,127)
Deposits for severance benefits		(297,116)		29,963		(10)		—		(267,163)
Accrued income		(1,673)		65		—		—		(1,608)
Prepaid expenses		220		70		—		—		290
Reserve for technology and human resource development		(64,570)		20,681		—		—		(43,889)
Other		(144,650)		(6,415)		—		—		(151,065)

		(552,305)		(29,319)		(18,775)		—		(600,399)

Deferred tax assets
Derivatives	￦	21,719	￦	9,377	￦	1,499	￦	—	￦	32,595
Allowance for doubtful accounts		139,276		13,538		—		—		152,814
Inventory valuation		302		1		—		—		303
Contribution for construction		27,132		(6)		—		—		27,126
Accrued expenses		27,713		27,576		—		—		55,289
Provisions		62,696		(28,976)		—		—		33,720
Retirement benefit obligations		320,909		16,263		(18,055)		—		319,117
Withholding of facilities expenses		8,861		(521)		—		—		8,340
Accrued payroll expenses		32,185		14,536		—		—		46,721
Deduction of installment receivables		11,524		(4,479)		—		—		7,045
Present value discount		14,900		(9,931)		—		—		4,969
Assets retirement obligation		18,761		485		—		—		19,246
Gain or loss foreign currency translation		20,727		(10,491)		—		—		10,236
Deferred revenue		66,828		(2,388)		—		—		64,440
Real-estate sales		694		4,720		—		—		5,414
Tax credit carryforwards		150,334		14,067		—		—		164,401
Foreign operation translation difference		2,507		—		655		—		3,162
Other		98,712		84,228		—		—		182,940

		1,025,780		127,999		(15,901)		—		1,137,878

Net balance	￦	473,475	￦	98,680	￦	(34,676)	￦	—	￦	537,479

The tax impacts directly to equity as of December 31, 2011, 2012 and 2013, are as follows

	2011						2012						2013
(in millions of Korean won)	Before recognition		Tax effect		After recognition		Before recognition		Tax effect		After recognition		Before recognition		Tax effect		After recognition
Available-for-sale valuation gain (loss)	￦	78,441	￦	(18,983)	￦	59,458	￦	25,181	￦	(6,094)	￦	19,087	￦	74,317	￦	(17,985)	￦	56,332
Hedge instruments valuation gain (loss)		37,165		(8,994)		28,171		33,743		(8,166)		25,577		(6,195)		1,499		(4,696)
Remeasurements from net defined benefit liabilities		(137,635)		33,308		(104,327)		(172,153)		41,661		(130,492)		74,648		(18,065)		56,583
Shares of gain(loss) of joint ventures and associates		(10,087)		2,441		(7,646)		(13,009)		3,148		(9,861)		3,221		(780)		2,441
Foreign operation translation difference		37,658		(9,113)		28,545		(8,766)		2,121		(6,645)		(2,708)		655		(2,053)

Total	￦	5,542	￦	(1,341)	￦	4,201	￦	(135,004)	￦	32,670	￦	(102,334)	￦	143,283	￦	(34,676)	￦	108,607

Details of income tax expenses for the years ended December 31, 2011, 2012 and 2013, are calculated as follows:

(in millions of Korean won)	2011		2012		2013
Current income tax expenses	￦	230,378	￦	282,499	￦	160,319
Adjustments of the current income tax expenses of prior year		—		15,988		(5,910)
Impact of change in temporary difference		162,121		(24,409)		(104,830)
Impact of change in tax rate		(18,144)		—		—

Total income tax expense	￦	374,385	￦	274,078	￦	49,579

Income tax expense from continued operations		318,459		277,869		49,579
Income tax expense for discontinued operations		55,926		(3,791)		—

The tax on the Group’s profit before tax differs from the theoretical amount that would arise using the weighted average tax rate applicable to profits of the consolidated entities as follows:

(in millions of Korean won)	2011		2012		2013
Profit from continuing operations before income tax expenses	￦	1,609,222	￦	1,414,842	￦	(38,166)

Expected tax expense at statutory tax rate		389,432		342,392		9,263
Tax effects of Income not subject to tax		(393,557)		(1,407)		(25,130)
Expenses not deductible for tax purposes		396,673		39,136		87,220
Tax credit carry forwards and deductions		(169,217)		(83,311)		(15,673)
Supplementary pay of corporation tax		—		59,755		(5,910)
Changes in unrealizable deferred tax assets		10,188		(55,006)		10,815
Deferred tax effects due to changes in tax rates and others		85,146		(17,656)		(62)
Tax effect and adjustment on consolidation		—		—		(4,251)
Others		(206)		(6,034)		(6,693)

Income tax expenses for continuing operations	￦	318,459	￦	277,869	￦	49,579

30.    Earnings Per Share

Calculation of earnings per share for the years ended December 31, 2011, 2012 and 2013, is as follows:

Basic earnings per share is calculated by dividing the profit from operations attributable to equity holders of the Company by the weighted average number of common stocks outstanding during the period, excluding common stocks purchased by the Company and held as treasury stock (Note 24).

Basic earnings per share from operations for the years ended December 31, 2012 and 2013, is calculated as follows:

	2011		2012		2013
Profit (loss) from continuing operations attributable to common stock (in millions of Korean won)	￦	1,280,015	￦	1,075,694	￦	(189,931)
Profit (loss) from discontinued operations attributable to common stock (in millions of Korean won)		165,675		29,567		—

		1,445,690		1,046,127		(189,931)

Weighted average number of common stock outstanding		243,268,052		243,517,103		243,737,431
Basic earnings (loss) per share	￦	5,943	￦	4,296	￦	(779)
Basic earnings (loss) per share from continuing operations (in Korean won)		5,262		4,417		(779)
Basic earnings (loss) per share from discontinued operations (in Korean won)		681		121		—

Diluted earnings per share from operations are calculated by adjusting the weighted average number of common stocks outstanding to assume conversion of all dilutive potential common stocks. The Company has dilutive potential common stocks from stock options.

Diluted earnings per share from operations for the years ended December 31, 2011, 2012 and 2013, is calculated as follows:

	2011		2012		2013
Adjusted profit(loss) from continuing operations attributable to common stock (in millions of Korean won)	￦	1,280,015	￦	1,075,694	￦	(190,485)
Adjusted profit(loss) from discontinued operations attributable to common stock (in millions of Korean won)		165,675		(29,567)		—

	￦	1,445,690	￦	1,046,127	￦	(190,485)

Number of dilutive potential common shares outstanding		32,960		23,851		—
Weighted-average number of common shares outstanding and dilutive common shares		243,301,012		243,540,954		243,737,431
Diluted earnings per share	￦	5,942	￦	4,296	￦	(782)
Diluted earnings per share from continuing operations (in Korean won)		5,261		4,417		(782)
Diluted earnings per share from discontinued operations (in Korean won)		681		121		—

31.    Dividend

The dividends paid by the Controlling Company in 2011, 2012 and 2013 were ￦586,150 (￦2,410 per share), ￦486,602 million (￦2,000 per share) and ￦487,445 million (￦2,000 per share), respectively. A dividend in respect of the year ended December 31, 2013, of ￦800 per share, amounting to a total dividend of ￦195,112 million, was approved at the shareholders’ meeting on March 21, 2014. These consolidated financial statements do not reflect this dividend payable.

32.    Cash Generated from Operations

Cash flows from operating activities for the years ended December 31, 2011, 2012 and 2013, are as follows:

(in millions of Korean won)	2011		2012		2013
1. Profit(loss) for the year	￦	1,455,357	￦	1,105,439	￦	(87,745)
2. Adjustments to reconcile net income (loss)
Income tax expenses		318,459		277,869		49,579
Interest income		(325,374)		(387,396)		(279,392)
Interest expense		587,560		589,727		548,129
Dividend income		(7,823)		(6,370)		(20,841)
Depreciation		2,676,495		2,925,170		3,141,846
Amortization of intangible assets		319,949		388,663		478,902
Provision for severance benefits		183,299		219,128		227,564
Bad debt expense		149,667		150,389		189,665
Income from jointly controlled entities and associates		2,947		(24,308)		(10,222)
Gain on disposal of jointly controlled entities and associates		(190,631)		(125,754)		1,254
Impairment loss on jointly controlled entities and associates		5,107		3,202		6,006
Gain or loss on disposal of property and equipment		(287,932)		(407,485)		393,567
Gains or loss on disposition of intangible assets		(1,528)		(1,402)		52,008
Loss on impairment of intangible assets		2,376		6,115		36,207
Foreign currency translation gain		80,436		(259,374)		(99,617)
Gain or loss on valuation of derivatives		(28,370)		242,979		105,248
Others		(51,529)		(96,416)		(53,907)
3. Changes in operating assets and liabilities
Decrease(increase) in trade receivables		(1,419,033)		1,848,011		938,495
Decrease(increase) in other receivables		875,140		(533,319)		(7,194)
Decrease(increase) in loans receivable		(152,497)		47,990		(156,418)
Decrease(increase) in finance lease receivables		(183,669)		130,987		147,735
Increase in other assets		(77,528)		(86,993)		(721,127)
Decrease(increase) in inventories		31,896		(286,513)		169,567
Increase(decrease) in trade payables		98,761		177,577		(145,363)
Increase(decrease) in other payables		(1,069,737)		948,480		(69,265)
Increase(decrease) in other liabilities		63,975		(196,076)		181,610
Increase(decrease) in provisions		28,423		(86,715)		(150,457)
Increase(decrease) in deferred revenue		196,511		153,034		(66,519)
Decrease(increase) in plan assets		(126,384)		(165,755)		249,102
Payment of severance benefits		(235,068)		(111,192)		(371,157)

4. Net cash provided by operating activities (1+2+3)	￦	2,919,255	￦	6,439,692	￦	4,677,260

The Company entered into agreements with securitization specialty companies and disposed of its trade receivables related to handset sales (Note 20). Cash flows from the disposals are presented as cash generated from operations.

Significant transactions not affecting cash flows for the years ended December 31, 2011, 2012 and 2013, are as follows:

(in millions of Korean won)	2011		2012		2013
Reclassification of the current portion of bonds payable	￦	1,181,049	￦	2,157,522	￦	1,791,454
Reclassification of construction-in-progress to property and equipment		3,279,678		3,142,858		2,314,925
Reclassification of provisions		—		183,806		43,522
Reclassification of accounts payable from property and equipment		—		68,766		181,816
Reclassification of accounts payable from intangible assets		252,690		—		567,550
Write-off of loans and receivables		33,999		13,245		43,186
Transfer of prepaid lease		23,529		127,111		94,196
Valuation of available-for-sale financial assets		8,016		31,599		65,670
Contributions in kind of non-controlling interest		—		—		84,122

33.    Segment Information

The Group’s operating segments are as follows:

Details	Business service
Telecom & Convergence/ Customer Group	Telecommunication service to mass customers and convergence business
Global & Enterprise Group	Telecommunication service to global market and enterprise customers and data service
Finance / Rental Business Group	Credit card, loan, lease and others
Others	Satellite TV, and others

Details of each segment for the years ended December 31, 2011, 2012, and 2013 are as follows:

	2011
(in millions of Korean won)	Operating revenues		Operating income(loss)		Depreciation and Amortization
Telecom & Convergence/Customer	￦	16,156,235	￦	1,139,933	￦	2,330,200
Global & Enterprise		3,167,398		525,989		504,593
Finance/Rental		1,010,502		36,937		16,988
Others		4,039,112		105,399		121,557

		24,373,247		1,808,258		2,973,338
Adjustment [1]		(2,285,417)		178,838		(15,849)

Consolidated amount	￦	22,087,830	￦	1,987,096	￦	2,957,489

	2012
(in millions of Korean won)	Operating revenues		Operating income (loss)		Depreciation and Amortization
Telecom & Convergence/Customer	￦	15,932,278	￦	733,461	￦	2,440,338
Global & Enterprise		2,930,958		327,300		485,267
Finance/Rental		3,717,181		185,220		181,904
Others		4,252,074		83,039		147,238

		26,832,491		1,329,020		3,254,747
Adjustment [1]		(2,188,719)		351,079		19,331

Consolidated amount	￦	24,643,772	￦	1,680,099	￦	3,274,078

	2013
(in millions of Korean won)	Operating revenues		Operating income (loss)		Depreciation and Amortization
Telecom & Convergence/Customer	￦	14,938,037	￦	51,853	￦	2,445,321
Global & Enterprise		2,917,116		235,728		486,258
Finance/Rental		4,053,481		279,856		400,223
Others		5,093,995		287,482		233,322

		27,002,629		854,919		3,565,124
Adjustment [1]		(2,944,748)		(531,535)		1,050

Consolidated amount	￦	24,057,881	￦	323,384	￦	3,566,174

1	The basis of accounting for any transactions between reportable segments such as elimination, etc.

The regional segment information provided to the management for the reportable segments as of December 31, 2011, 2012 and 2013, and for the years ended December 31, 2012 and 2013, are as follows:

(in millions of Korean won)	Operating revenues						Non-current assets [3]
	2011		2012		2013		2012		2013
Location
Domestic	￦	22,032,296	￦	24,609,126	￦	23,999,635	￦	20,136,194	￦	21,143,152
Overseas		55,534		34,646		58,246		39,023		176,700

Total	￦	22,087,830	￦	24,643,772	￦	24,057,881	￦	20,175,217	￦	21,319,852

1	Non-current assets include fixed assets, intangible assets (excluding goodwill) and investment property.

Assets and liabilities of each segments as of December 2012 and 2013, are as follows:

(in millions of Korean won)	2012
	Non-finance		Finance /Rental		Total		Adjustment		Consolidated amount
Assets
Current	￦	7,870,747	￦	3,363,384	￦	11,234,131	￦	(716,712)	￦	10,517,419
Trade and other receivables		4,767,604		1,620,451		6,388,055		(480,547)		5,907,508
Short-term loans		—		777,095		777,095		(108,982)		668,113
Inventories		931,979		30,434		962,413		(27,380)		935,033
Other assets		2,171,164		935,404		3,106,568		(99,803)		3,006,765
Non-current		23,278,749		3,389,520		26,668,269		(2,627,780)		24,040,489
Trade and other receivables		1,050,481		51,075		1,101,556		(28,590)		1,072,966
Long-term loans		—		520,603		520,603		(8,016)		512,587
Property, equipment and intangible assets (including investment property)		18,022,270		1,518,491		19,540,761		634,456		20,175,217
Other assets		4,205,998		1,299,351		5,505,349		(3,225,630)		2,279,719

Total assets	￦	31,149,496	￦	6,752,904	￦	37,902,400	￦	(3,344,492)	￦	34,557,908

Liabilities
Current	￦	8,617,269	￦	3,324,813	￦	11,942,082	￦	(675,316)	￦	11,266,766
Trade and other payables		5,742,946		2,064,281		7,807,227		(585,925)		7,221,302
Borrowings		2,066,871		1,123,754		3,190,625		6,404		3,197,029
Other liabilities		807,452		136,778		944,230		(95,795)		848,435
Non-current		7,681,087		2,621,156		10,302,243		(229,076)		10,073,167
Trade and other payables		547,830		168,589		716,419		(15,059)		701,360
Borrowings		6,005,239		2,274,466		8,279,705		(40,615)		8,239,090
Other liabilities		1,128,018		178,101		1,306,119		(173,402)		1,132,717

Total liabilities	￦	16,298,356	￦	5,945,969	￦	22,244,325	￦	(904,392)	￦	21,339,933

	2013
(in millions of Korean won)	Non-finance		Finance /Rental		Total		Adjustment		Consolidated amount
Assets
Current	￦	7,023,358	￦	3,920,164	￦	10,943,522	￦	(971,603)	￦	9,971,919
Trade and other receivables		4,142,237		1,864,709		6,006,946		(767,377)		5,239,569
Short-term loans		—		889,418		889,418		(50,694)		838,724
Inventories		649,754		25,596		675,350		(1,732)		673,618
Other assets		2,231,367		1,140,441		3,371,808		(151,800)		3,220,008
Non-current		24,060,958		3,730,135		27,791,093		(2,912,895)		24,878,198
Trade and other receivables		796,622		68,877		865,499		(52,028)		813,471
Long-term loans		—		542,267		542,267		(32,394)		509,873
Property, equipment and intangible assets (including investment property)		18,817,659		1,931,006		20,748,665		571,187		21,319,852
Other assets		4,446,677		1,187,985		5,634,662		(3,399,660)		2,235,002

Total assets	￦	31,084,316	￦	7,650,299	￦	38,734,615	￦	(3,884,498)	￦	34,850,117

	2013
(in millions of Korean won)	Non-finance		Finance /Rental		Total		Adjustment		Consolidated amount
Liabilities
Current	￦	8,452,101	￦	3,716,585	￦	12,168,686	￦	(944,570)	￦	11,224,116
Trade and other payables		5,866,180		2,344,098		8,210,278		(796,455)		7,413,823
Borrowings		1,785,879		1,224,852		3,010,731		9,975		3,020,706
Other liabilities		800,042		147,635		947,677		(158,090)		789,587
Non-current		8,238,497		2,938,773		11,177,270		(388,685)		10,788,585
Trade and other payables		919,486		168,630		1,088,116		(29,232)		1,058,884
Borrowings		6,024,803		2,561,893		8,586,696		(123,509)		8,463,187
Other liabilities		1,294,208		208,250		1,502,458		(235,944)		1,266,514

Total liabilities	￦	16,690,598	￦	6,655,358	￦	23,345,956	￦	(1,333,255)	￦	22,012,701

34.    Related Party Transactions

The list of related parties of the Group as of December 31, 2013, is as follows:

Type of control	Related parties
Associates and jointly controlled entities	Korea Information & Technology Investment Fund, WiBro Infra Co., Ltd., K-REALTY CR REIT 1, KTCS Corporation, KTIS Corporation, Mongolian Telecommunications, KT-SB Venture Investment Fund, Company K Movie Asset Fund No.1, Boston Global Film & Contents Fund L.P., Metropol Property LLC, KTF-CJ Music Contents Investment, QTT Global (Group) Company Limited, Korea Telephone Directory Co., Ltd., CU Industrial Development Co., Ltd., MOS Facilities Co., Ltd., Exdell Corporation, Information Technology Solution Bukbu Corporation, Information Technology Solution Nambu Corporation, Information Technology Solution Seobu Corporation, Information Technology Solution Busan Corporation, Information Technology Solution Jungbu Corporation, Information Technology Solution Honam Corporation, Information Technology Solution Daegu Corporation, VANGUARD Private Equity Fund, KT-LIG ACE Private Equity Fund, Smart Channel Co., Ltd., HooH Healthcare Inc., KD Living, Inc., ChungHo EZ-Cash Co., Ltd., JNK Retech Co., Ltd., Harex Info Tech Inc., Boston Film Fund, KT-DoCoMo Mobile Investment Fund, MOS GS Co., Ltd., MOS Daegu Co., Ltd., MOS Chungcheong Co., Ltd., MOS Gangnam Co., Ltd., MOS GB Co., Ltd., MOS BS Co., Ltd., MOS Honam Co., Ltd., ANIMAX BROADCASTING KOREA Co., Ltd., SPERA Private Equity Fund, QCP New Technology Investment Fund No. 20, KT-IMM Investment Fund, Mirae Asset Good Company Investment Fund No.3, 2010 KIF-IMM IT Investment Fund, Saehacoms Co., Ltd., Oscar Ent. Co., Ltd., KoFC KTC-ORIX Korea-Japan Partnership Private Equity Fund II, Texno Pro Sistem, East Telecom Networks LLC, Hyundai Swiss Smartmall Private Special Asset Investment Trust, KT-CKP New Media Investment Fund, KT-Michigan Global Contents Fund, SP1 Private Equity Fund, LoginD Co., Ltd., Tosster Media Co., Ltd.

The related receivables and payables as of December 31, 2012 and 2013, are as follows:

		2012
		Receivables						Payables
(in millions of Korean won)		Trade receivables		Loans		Other receivables		Trade payables		Other payables
Associates and jointly controlled entities	KTCS Corporation	￦	2,597	￦	—	￦	162	￦	—	￦	23,307
	KTIS Corporation		3,587		654		57		1,897		26,782
	Information Technology Solution Bukbu Corporation		2		—		—		—		3,410
	Information Technology Solution Nambu Corporation		1		—		9		—		3,961
	Information Technology Solution Seobu Corporation		5		—		—		—		3,703
	Information Technology Solution Busan Corporation		1		—		1		34		1,561
	Information Technology Solution Jungbu Corporation		2		—		—		—		3,282
	Information Technology Solution Honam Corporation		103		—		—		—		3,152
	Information Technology Solution Daegu Corporation		100		—		—		—		1,698
	KT Wibro Infra Co., Ltd.		—		—		—		—		214,866
	Smart Channel Co., Ltd.		7,824		9,638		39,724		1,589		1,668
	K-REALTY CR REIT1		948		—		36,000		—		—
	MOS GS Co., Ltd.		64		—		1		1,552		773
	MOS Daegu Co., Ltd.		11		—		6		1,181		8
	MOS Chungcheong Co., Ltd.		1		—		1		962		85
	MOS Gangnam Co., Ltd.		20		—		8		—		58
	MOS GB Co., Ltd.		96		—		5		2,045		400
	MOS BS Co., Ltd.		2		—		1		1,169		13
	MOS Honam Co., Ltd.		4		—		2		1,310		220
	Others		187		—		110		273		3,339

		￦	15,555	￦	10,292	￦	76,087	￦	12,012	￦	292,286

		2013
		Receivables						Payables
(in millions of Korean won)		Trade receivables		Loans		Other receivables		Trade payables		Other payables
Associates and jointly controlled entities	KTCS Corporation	￦	2,079	￦	—	￦	606	￦	765	￦	14,372
	KTIS Corporation		1,388		—		95		137		35,416
	Information Technology Solution Bukbu Corporation		3		—		610		2		4,555
	Information Technology Solution Nambu Corporation		2		—		9		—		3,989
	Information Technology Solution Seobu Corporation		8		—		577		—		4,095
	Information Technology Solution Busan Corporation		1		—		191		20		1,810
	Information Technology Solution Jungbu Corporation		2		—		375		—		3,697
	Information Technology Solution Honam Corporation		2		—		239		—		3,110
	Information Technology Solution Daegu Corporation		3		—		198		—		2,257
	KT Wibro Infra Co., Ltd.		—		—		—		—		172,081
	Smart Channel Co., Ltd.		9,717		9,638		39,724		2,261		75
	K-REALTY CR REIT1		949		—		36,000		—		—
	MOS GS Co., Ltd.		74		—		1		—		1,813
	MOS Daegu Co., Ltd.		4		—		—		1,154		17
	MOS Chungcheong Co., Ltd.		39		—		1		1,186		230
	MOS Gangnam Co., Ltd.		2		—		1		—		180
	MOS GB Co., Ltd.		94		—		5		2,442		131
	MOS BS Co., Ltd.		3		—		1		1,006		53
	MOS Honam Co., Ltd.		1		—		2		1,517		183
	Others		226		400		1,889		52		1,989

		￦	14,597	￦	10,038	￦	80,524	￦	10,542	￦	250,053

Significant transactions with related parties for the years ended December 31, 2011, 2012 and 2013, are as follows:

		2011
(in millions of Korean won)		Sales		Purchases
Associates and jointly controlled entities	KTCS Corporation	￦	16,613	￦	279,840
	KTIS Corporation		28,545		258,902
	Information Technology Solution Bukbu Corporation		3,091		27,249
	Information Technology Solution Nambu Corporation		3,505		33,220
	Information Technology Solution Seobu Corporation		1,874		37,862
	Information Technology Solution Busan Corporation		2,736		22,001
	Information Technology Solution Jungbu Corporation		3,946		30,004
	Information Technology Solution Honam Corporation		2,698		41,790
	Information Technology Solution Daegu Corporation		1,862		14,961
	KT Wibro Infra Co., Ltd.		6		2,294
	K-REALTY CR REIT1		3,315		—
	MOS GS Co., Ltd.		677		16,625
	MOS Daegu Co., Ltd.		197		11,829
	MOS Chungcheong Co., Ltd		333		9,385
	MOS Gangnam Co., Ltd.		65		13,881
	MOS GB Co., Ltd.		692		20,694
	MOS BS Co., Ltd.		335		15,434
	MOS Honam Co., Ltd.		309		13,691
	Others		18,653		74,909

		￦	89,452	￦	924,571

		2012
(in millions of Korean won)		Sales		Purchases
Associates and jointly controlled entities	KTCS Corporation	￦	44,649	￦	262,227
	KTIS Corporation		38,144		273,938
	Information Technology Solution Bukbu Corporation		4,081		26,004
	Information Technology Solution Nambu Corporation		3,344		31,156
	Information Technology Solution Seobu Corporation		4,589		33,548
	Information Technology Solution Busan Corporation		2,750		18,327
	Information Technology Solution Jungbu Corporation		4,228		26,394
	Information Technology Solution Honam Corporation		2,845		35,666
	Information Technology Solution Daegu Corporation		1,872		12,696
	KT Wibro Infra Co., Ltd.		6		2,083
	Smart Channel Co., Ltd.		5,039		1,670
	K-REALTY CR REIT1		2,038		35,290
	MOS GS Co., Ltd.		1,033		17,620
	MOS Daegu Co., Ltd.		429		12,318
	MOS Chungcheong Co., Ltd		462		12,760
	MOS Gangnam Co., Ltd.		372		14,474
	MOS GB Co., Ltd.		1,401		22,113
	MOS BS Co., Ltd.		575		15,716
	MOS Honam Co., Ltd.		542		13,799
	Others		3,002		19,895

		￦	121,401	￦	887,694

		2013
(in millions of Korean won)		Sales		Purchases
Associates and jointly controlled entities	KTCS Corporation	￦	45,172	￦	258,203
	KTIS Corporation		59,537		281,219
	Information Technology Solution Bukbu Corporation		4,784		29,626
	Information Technology Solution Nambu Corporation		4,871		33,232
	Information Technology Solution Seobu Corporation		5,397		34,526
	Information Technology Solution Busan Corporation		2,920		18,967
	Information Technology Solution Jungbu Corporation		5,318		27,483
	Information Technology Solution Honam Corporation		3,122		36,096
	Information Technology Solution Daegu Corporation		2,048		13,462
	KT Wibro Infra Co., Ltd.		9		1,660
	Smart Channel Co., Ltd.		8,188		—
	K-REALTY CR REIT1		2,039		36,349
	MOS GS Co., Ltd.		1,465		17,337
	MOS Daegu Co., Ltd.		806		12,061
	MOS Chungcheong Co., Ltd		819		12,111
	MOS Gangnam Co., Ltd.		749		15,078
	MOS GB Co., Ltd.		1,981		22,858
	MOS BS Co., Ltd.		914		15,117
	MOS Honam Co., Ltd.		948		13,803
	Others		2,739		15,766

		￦	153,826	￦	894,954

Key management compensation for the years ended December 31, 2011, 2012 and 2013, consists of:

(in millions of Korean won)	2011		2012		2013
Salaries and other short-term benefits	￦	3,153	￦	3,166	￦	3,203
Provision for severance benefits		270		274		335
Stock-based compensation		1,990		1,078		842

Total	￦	5,413	￦	4,518	￦	4,380

Fund transactions with related parties for the years ended December 31, 2011, 2012, 2013, are as follows:

		2011
		Loan transactions				Borrowing transactions				Equity contributions in cash
(in millions of Korean won)		Loans		Repayments		Borrowings		Repayments
Associates and jointly controlled entities	KTIS Corporation	￦	338	￦	—	￦	—	￦	—	￦	—
	Kan Communications Co., Ltd.		—		—		—		—		3,000
	K-REALTY CR REIT1		—		—		—		—		30,000

		￦	338	￦	—	￦	—	￦	—	￦	33,000

		2012
		Loan transactions				Borrowing transactions				Equity contributions in cash
(in millions of Korean won)		Loans		Repayments		Borrowings		Repayments
Associates and jointly controlled entities	KTIS Corporation	￦	654	￦	338	￦	—	￦	—	￦	—
	Smart Channel Co., Ltd. [1]		9,638		—		—		—		—
	ChungHo EZ-Cash Co., Ltd.		—		—		—		—		3,440
	QTT Global (Group) Company Limited		—		—		—		—		12,746
	HooH Healthcare Inc.		—		—		—		—		490

		￦	10,292	￦	338	￦	—	￦	—	￦	16,676

1	Provisions are made for loans to Smart Channel Co., Ltd. as of December 31, 2013.

		2013
		Loan transactions				Borrowing transactions				Equity contributions in cash
(in millions of Korean won)		Loans		Repayments		Borrowings		Repayments
Associates and jointly controlled entities	KTIS Corporation	￦	—	￦	654	￦	—	￦	—	￦	—
	KT-SB Venture Investment Fund		—		—		—		—		6,000
	JNK Retech Co., Ltd		—		—		—		—		1,176
	KT-CKP New Media Investment Fund		—		—		—		—		2,250

		￦	—	￦	654	￦	—	￦	—	￦	9,426

Payment guarantees and collateral provided by the Group

As of December 31, 2013, based on the investors’ agreement, the Company has an obligation to provide funding to Smart Channel Co., Ltd. if Smart Channel Co, Ltd. is unable to fulfill its obligation. The Company pledged investment securities in Smart Channel Co., Ltd. as collateral (Note 14).

There are no collateral and payment guarantees provided by the related parties.

35.    Financial risk management

(1) Financial risk factors

The Group’s activities expose it to a variety of financial risks: market risk (including currency risk, fair value interest rate risk, cash flow interest rate risk and price risk), credit risk and liquidity risk. The Group’s overall risk management program focuses on the unpredictability of financial markets and seeks to minimize potential adverse effects on the Group’s financial performance. The Group uses derivative financial instruments to hedge certain risk exposures.

The Group’s financial policy is set up in the long-term perspective and annually reported to the Board of Directors. The financial risk management is carried out by the Value Management Office, which identifies, evaluates and hedges financial risks. The treasury department in the Value Management Office considers various finance market conditions to estimate the effect from the market changes.

1) Market risk

The Group’s market risk management focuses on controlling the extent of exposure to the risk in order to minimize revenue volatility. Market risk is a risk that decreases value or profit of the Group’s portfolio due to changes in market interest rate, foreign exchange rate and other factors.

(i) Sensitivity analysis

Sensitivity analysis is performed for each type of market risk to which the Group is exposed. Reasonably possible changes in the relevant risk variable such as prevailing market interest rates, currency rates, equity prices or commodity prices are estimated and if the rate of change in the underlying risk variable is stable, the Group does not alter the chosen reasonably possible change in the risk variable. The reasonably possible change does not include remote or ‘worst case’ scenarios or ‘stress tests’.

(ii) Foreign exchange risk

The Group is exposed to foreign exchange risk arising from operating, investing and financing activities. Foreign exchange risk is managed within the range of the possible effect on the Group’s cash flows. Foreign exchange risk unaffecting the Group’s cash flows is not hedged but can be hedged at a particular situation.

As of December 31, 2011, 2012 and 2013, if the foreign exchange rate had strengthened/weakened by 10% with all other variables held constant, the effects on profit before income tax and shareholders’ equity would have been as follows:

(in millions of Korean won)	Fluctuation of foreign exchange rate	Income before tax		Shareholders’ equity
2011	+10%	￦	(56,994)	￦	(50,291)
	-10%		56,994		50,291
2012	+10%		(64,746)		(52,203)
	-10%		64,746		52,203
2013	+10%		(46,173)		(47,888)
	-10%		46,173		47,888

The above analysis is a simple sensitivity analysis which assumes that all the variables other than foreign exchange rates are held constant. Therefore, the analysis does not reflect any correlation between foreign exchange rates and other variables, nor the management’s decision to decrease the risk.

Details of foreign assets and liabilities of the Group as of December 31, 2011, 2012 and 2013, are as follows:

	2011		2012		2013
(in thousands of Foreign currencies)	Financial assets	Financial liabilities	Financial assets	Financial liabilities	Financial assets	Financial liabilities
USD	235,435	2,323,677	217,488	2,377,137	254,917	2,225,700
SDR	1,160	744	494	1,130	1,105	1,211
JPY	1,080,822	35,451,398	657,947	35,102,877	190,520	30,054,316
GBP	7	131	1	9	—	134
EUR	1,239	3,357	5,395	2,614	1,342	4,943
DZD	18,714	—	3,770	—	2,798	—
CNY	14,495	700	10,236	197	—	—
UZS	13,534,203	44,788,561	7,920,825	38,727,985	1,805,565	—
RWF	—	—	—	—	11,962	—
IDR	411,687	10,000	347,447	—	—	—

(iii) Price risk

As of December 31, 2011, 2012 and 2013, the Group is exposed to equity securities price risk because the securities held by the Group are traded in active markets. If the market prices had increased/decreased by 10% with all other variables held constant, the effects on profit before income tax and shareholders’ equity would have been as follows:

(in millions of Korean won)	Fluctuation of price	Income before tax		Shareholders’ equity
2011	+10%	￦	—	￦	10,118
	-10%		—		(10,118)
2012	+10%		—		4,916
	-10%		—		(4,916)
2013	+10%		—		5,535
	-10%		—		(5,535)

The above analysis is based on the assumption that the equity index had increased/decreased by 10% with all other variables held constant and all the Group’s marketable equity instruments had moved according to the historical correlation with the index.

(iv) Cashflow and fair value interest rate risk

The Group’s interest rate risk arises from liabilities in foreign currency such as foreign currency bonds payable. Bonds payable in foreign currency issued at variable rates expose the Group to cash flow interest rate risk which is partially offset by swap transactions. Bonds payable and borrowings issued at fixed rates expose the Group to fair value interest rate risk. The Group sets the policy and operates to minimize the uncertainty of the changes in interest rates and financial costs.

As of December 31, 2011, 2012 and 2013, if the market interest rate had increased/decreased by 100bp with other variables held constant, the effects on profit before income tax and shareholders’ equity would be as follows:

(In millions of Korean won)	Fluctuation of interest rate	Income before tax		Shareholders’ equity
2011	+ 100 bp	￦	(1,724)	￦	(581)
	- 100 bp		(12,872)		(14,209)
2012	+ 100 bp		(562)		(368)
	- 100 bp		(5,100)		(5,361)
2013	+ 100 bp		10,345		12,846
	- 100 bp		(17,201)		(19,017)

The above analysis is a simple sensitivity analysis which assumes that all the variables other than market interest rates are held constant. Therefore, the analysis does not reflect any correlation between market interest rates and other variables, nor the management’s decision to decrease the risk.

2) Credit risk

Credit risk is managed on the Group basis with the purpose of minimizing financial loss. Credit risk arises from the normal transactions and investing activities, where clients or other party fails to discharge an obligation on contract conditions. To manage credit risk, the Group considers the counterparty’s credit based on the counterparty’s financial conditions, default history and other important factors.

Credit risk arises from cash and cash equivalents, derivative financial instruments and deposits with banks and financial institutions, as well as outstanding receivables. To minimize such risk, only the financial institutions with strong credit ratings are accepted.

As of December 31, 2012 and 2013, maximum exposure to credit risk is as follows:

(In millions of Korean won)	2012		2013
Cash equivalents(except cash on hand)	￦	2,051,670	￦	2,065,157
Trade and other receivables [1]		6,980,474		6,053,040
Loans receivable		1,180,700		1,348,597
Finance lease receivables		861,655		709,937
Other financial assets
Financial assets at fair value through the profit or loss		6,407		15,643
Derivative used for hedging		21,348		3,496
Time deposits and others		460,394		582,693
Available-for-sale financial assets		10,953		25,978
Held-to-maturity financial assets		436		3,248
Financial guarantee contracts [2]		213,947		389,814
Performance guarantee contracts [2]		14,490		—

Total	￦	11,802,474	￦	11,197,603

1	As of December 31, 2013, the Company is provided with a payment guarantee of ￦667,817 million from Seoul Guarantee Insurance related to the sale of certain accounts receivable arising from handset sales.

2	Total amounts guaranteed by the Group according to the guarantee contracts.

3) Liquidity risk

The Group manages its liquidity risk by liquidity strategy and plans. The Group considers the maturity of financial assets and financial liabilities and the estimated cash flows from operations.

The table below analyzes the Group’s liabilities into relevant maturity groups based on the remaining period at the date of the end of each reporting period to the contractual maturity date as of December 31, 2012 and 2013. These amounts are contractual undiscounted cash flows.

	2012
(in millions of Korean won)	Less than 1 year		1-5 years		More than 5 years		Total
Trade and other payables	￦	7,253,043	￦	686,700	￦	104,857	￦	8,044,600
Finance lease payables		15,826		29,474		—		45,300
Borrowings(including bonds payable)		3,631,441		7,578,276		1,878,606		13,088,323
Other non-derivative financial liabilities		—		80,752		—		80,752
Financial guarantee contracts [1]		213,947		—		—		213,947
Performance guarantee contracts [1]		14,490		—		—		14,490

Total	￦	11,128,747	￦	8,375,202	￦	1,983,463	￦	21,487,412

[1]

Total amount guaranteed by the Group according to guarantee contracts. Cash flow from financial guarantee contracts is classified as the maturity group in the earliest period when the financial guarantee contracts can be executed.

	2013
(in millions of Korean won)	Less than 1 year		1-5 years		More than 5 years		Total
Trade and other payables	￦	7,429,289	￦	789,999	￦	352,928	￦	8,572,216
Finance lease payables		22,498		52,877		—		75,375
Borrowings(including bond payables)		3,147,761		5,408,176		3,468,282		12,024,219
Other non-derivative financial liabilities		—		3,166		53,704		56,870
Financial guarantee contracts [1]		389,814		—		—		389,814

Total	￦	10,989,362	￦	6,254,218	￦	3,874,914	￦	21,118,494

Cash outflow and inflow of derivatives settled gross or net are undiscounted contractual cash flow and can differ from the amount in the financial statements.

	2011
(in millions of Korean won)	Less than 1 year		1-5 years		More than 5 years		Total
Outflow	￦	414,646	￦	1,949,253	￦	42,541	￦	2,406,440
Inflow		436,469		2,038,288		50,053		2,524,810

	2012
(in millions of Korean won)	Less than 1 year		1-5 years		More than 5 years		Total
Outflow	￦	1,020,494	￦	1,507,287	￦	41,292	￦	2,569,073
Inflow		949,921		1,550,822		45,093		2,545,836

	2013
(in millions of Korean won)	Less than 1 year		1-5 years		More than 5 years		Total
Outflow	￦	971,454	￦	1,377,071	￦	38,795	￦	2,387,320
Inflow		910,488		1,256,407		41,648		2,208,543

(2) Disclosure of capital management

The Group’s objectives when managing capital are to safeguard the Group’s ability to continue as a going concern in order to provide returns for shareholders and benefits for other shareholders and to maintain an optimal capital structure to reduce the cost of capital.

The Group’s capital structure consists of liabilities including borrowings, cash and cash equivalents, and shareholders’ equity. The treasury department monitors the Group’s capital structure and considers cost of capital and risks related each capital component.

The debt-to-equity ratios as of December 31, 2012 and 2013, are as follows:

(in millions of Korean won)	2012		2013
Total liabilities	￦	21,339,933	￦	22,012,701
Total equity		13,217,975		12,837,416
Debt-to-equity ratio		161%		171%

The Group manages capital on the basis of the gearing ratio. This ratio is calculated as net debt divided by total capital. Net debt is calculated as total borrowings less cash and cash equivalents. Total capital is calculated as ‘equity’ in the statement of financial position plus net debt.

The gearing ratios as of December 31, 2012 and 2013, are as follows:

(in millions of Korean won, %)	2012		2013
Total borrowings	￦	11,477,765	11,552,103
Less: cash and cash equivalents		(2,057,613)	(2,070,869)

Net debt		9,420,152	9,481,234
Total equity		13,217,975	12,837,416
Total capital		22,638,127	22,318,650
Gearing ratio		42%	42%

(3) Offsetting Financial Assets and Financial Liabilities

Details of the Group’s recognized financial assets subject to enforceable master netting arrangements or similar agreements are as follows:

	2012
(in millions of Korean won)	Gross assets		Gross liabilities offset		Net amounts presented in the statement of financial position		Amounts not offset				Net amount
							Financial instruments		Cash collateral
Derivative assets for hedging purpose [1]	￦	11,120	￦	—	￦	11,120	￦	(11,120)	￦	—	￦	—
Trade receivables [2]		103,733		(32)		103,701		(87,276)		—		16,425

	￦	114,853	￦	(32)	￦	114,821	￦	(98,396)	￦	—	￦	16,425

	2013
(in millions of Korean won)	Gross assets		Gross liabilities offset		Net amounts presented in the statement of financial position		Amounts not offset				Net amount
							Financial instruments		Cash collateral
Derivative assets for hedging purpose [1]	￦	5,393	￦	—	￦	5,393	￦	(5,393)	￦	—	￦	—
Trade receivables [2]		100,989		(60)		100,929		(92,979)		—		7,950

	￦	106,382	￦	(60)	￦	106,322	￦	(98,372)	￦	—	￦	7,950

1	The amount applied with master netting arrangements under the standard contract of ISDA(International Swap and Derivatives Association).

2	The amount applied with netting arrangements under the reference offer of the telecommunication facility interconnection and sharing data among telecommunications companies.

The Group’s recognized financial liabilities subject to enforceable master netting arrangements or similar agreements are as follows:

	2012
(in millions of Korean won)	Gross liabilities		Gross assets offset		Net amounts presented in the statement of financial position		Amounts not offset				Net amount
							Financial instruments		Cash collateral
Derivative liabilities for hedging purpose [1]	￦	16,848	￦	—	￦	16,848	￦	(11,120)	￦	—	￦	5,728
Trade payables [2]		89,665		—		89,665		(87,276)		—		2,389
Other payables [2]		4		(1)		3		—		—		3

	￦	106,517	￦	(1)	￦	106,516	￦	(98,396)	￦	—	￦	8,120

	2013
(in millions of Korean won)	Gross liabilities		Gross assets offset		Net amounts presented in the statement of financial position		Amounts not offset				Net amount
							Financial instruments		Cash collateral
Derivative liabilities for hedging purpose [1]	￦	9,889	￦	—	￦	9,889	￦	(5,393)	￦	—	￦	4,496
Trade payables [2]		95,754		—		95,754		(92,979)		—		2,775
Other payables [2]		11		(2)		9		—		—		9

	￦	105,654	￦	(2)	￦	105,652	￦	(98,372)	￦	—	￦	7,280

1	The amount applied with master netting arrangements under the standard contract of ISDA(International Swap and Derivatives Association).

2	The amount applied with netting arrangements under the reference offer of the telecommunication facility interconnection and sharing data among telecommunications companies.

36.    Fair Value

(1) Fair Value of Financial Instruments by Category

Carrying amount and fair value of financial instruments by category as of December 31, 2012 and 2013, are as follows:

	2012				2013
(in millions of Korean won)	Carrying amount		Fair value		Carrying amount		Fair value
Financial assets
Cash and cash equivalents [1]	￦	2,057,613	￦	2,057,613	￦	2,070,869	￦	2,070,869
Trade and other receivables [1]		6,980,474		6,980,474		6,053,040		6,053,040
Other financial assets
Financial instruments at fair value through profit or loss		6,407		6,407		15,643		15,643
Derivative financial instruments for hedging purpose		21,348		21,348		3,496		3,496
Time deposits and others [1]		460,830		460,830		585,941		585,941
Available-for-sale financial assets [2]		301,718		301,718		405,194		405,194

	￦	9,828,390	￦	9,828,390	￦	9,134,183	￦	9,134,183

Financial liabilities
Trade and other liabilities [1]	￦	7,922,662	￦	7,922,662	￦	8,472,707	￦	8,472,707
Financial lease liabilities		41,646		41,646		68,210		68,210
Borrowings		11,436,119		11,566,001		11,483,893		11,499,645
Other financial liabilities
Financial instruments at fair value through profit or loss		3,216		3,216		2,956		2,956
Derivative financial instruments for hedging purpose		112,603		112,603		150,612		150,612
Financial guarantee liability [1]		9,328		9,328		15,984		15,984
Other financial liabilities [1]		16,649		16,649		73,080		73,080

	￦	19,542,223	￦	19,672,105	￦	20,267,442	￦	20,283,194

1	The Group did not conduct fair value estimation since the book value is a reasonable approximation of the fair value.

2	Equity instruments that do not have a quoted price in an active market are measured at cost because their fair value cannot be measured reliably and excluded from the fair value disclosures.

(2) Financial Instruments Measured at Cost

Available-for-sale financial assets measured at cost as of December 31, 2012 and 2013, are as follows:

(in millions of Korean won)	2012		2013
SBS KT SPC	￦	25,000	￦	25,000
MBC KT SPC		11,000		11,000
KBS KT SPC		11,000		11,000
IBK-AUCTUS Green Growth Private Equity Fund		14,319		14,319
Ustream Inc.		11,295		11,295
KOCREF REITs		—		7,000
Presto Private Equity Fund		—		4,000
Enterprise DB(Convertible Preferred Stock)		3,013		3,013
The 1st Praxis PE		—		3,000
Soulbay Indochina Private Equity Fund		—		3,000
AMOGREENTECH		3,000		3,000
Kokam Co., Ltd.		2,794		2,794
Channel A		2,391		2,391
Nexenta Systems(Convertible Preferred Stock)		2,260		2,260
KOFSGSK Corporate’s Financial Stabilization Private Equity Fund		—		2,000
Kamur Private Equity Fund No.1(Partnership enterprises)		—		2,000
JTBC		2,000		2,000
CSTV		2,000		2,000
Shinhan K2 Secondary Fund		1,050		1,950
JKL Private Equity Fund No.4		1,905		1,905
JKL-Quintessa Private Equity Fund		—		1,833
Minigate(Convertible Preferred Stock)		1,800		1,800
United Turnaround PEF No.3		—		1,187
Newkyunggi Resort Corp		1,240		1,240
Nexenta Systems		1,029		1,029
Goods Flow Co., Ltd.		1,000		1,000
Mirae Asset Good Company Secondary Investment Fund		—		1,000
Innopolis-CJ Bio Healthcare Fund		—		1,000
KaKao Co., Ltd		—		1,000
Others		30,061		16,417

	￦	128,157	￦	142,433

The range of cashflow estimates is significant and the probabilities of the various estimates cannot be reasonably assessed and therefore these instruments are measured at cost.

The Group does not have any plans to dispose of the above-mentioned equities instruments in the near future. These instruments will be measured at fair value when the Group can develop a reliable estimate of the fair value.

(3) Fair Value Hierarchy

Assets measured at fair value or for which the fair value is disclosed are categorized within the fair value hierarchy, and the defined levels are as follows:

•	Quoted prices (unadjusted) in active markets for identical assets or liabilities (Level 1)

•	Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (that is, prices) or indirectly (that is, derived from prices) (Level 2)

•	Inputs for the asset or liability that are not based on observable market data (that is, unobservable inputs) (Level 3)

Fair value hierarchy classifications of the financial assets and financial liabilities that are measured at fair value or its fair value is disclosed as of December 31, 2013, are as follows:

	2012
(in millions of Korean won)	Level 1		Level 2		Level 3		Total
Recurring fair value measurements
Other financial assets
Financial assets at fair value through profit or loss	￦	—	￦	119	￦	6,288	￦	6,407
Derivative financial assets for hedging purpose		—		837		20,511		21,348
Available-for-sale financial assets		49,156		35,361		217,201		301,718

		49,156		36,317		244,000		329,473

Disclosed fair value
Jointly controlled entities and associates		52,882		—		—		52,882
Investment property [1]		—		—		2,335,642		2,335,642

		52,882		—		2,335,642		2,388,524

	￦	102,038	￦	36,317	￦	2,579,642	￦	2,717,997

Recurring fair value measurements
Other financial liabilities
Financial liabilities at fair value through profit or loss	￦	—	￦	63	￦	3,153	￦	3,216
Derivative financial liabilities for hedging purpose		—		89,063		23,540		112,603

		—		89,126		26,693		115,819

Disclosed fair value
Borrowings		—		—		11,566,001		11,566,001

		—		—		11,566,001		11,566,001

	￦	—	￦	89,126	￦	11,592,694	￦	11,681,820

1	The highest and best use of a non-financial asset does not differ from its current use.

	2013
(in millions of Korean won)	Level 1		Level 2		Level 3		Total
Recurring fair value measurements
Other financial assets
Financial assets at fair value through profit or loss	￦	—	￦	499	￦	15,144	￦	15,643
Derivative financial assets for hedging purpose		—		—		3,496		3,496
Available-for-sale financial assets		55,347		57,533		292,314		405,194

		55,347		58,032		310,954		424,333

Disclosed fair value
Jointly controlled entities and associates		69,840		—		—		69,840
Investment property [1]		—		—		2,051,183		2,051,183

		69,840		—		2,051,183		2,121,023

	￦	125,187	￦	58,032	￦	2,362,137	￦	2,545,356

Recurring fair value measurements
Other financial liabilities
Financial liabilities at fair value through profit or loss	￦	—	￦	6	￦	2,950	￦	2,956
Derivative financial liabilities for hedging purpose		—		113,980		36,632		150,612

		—		113,986		39,582		153,568

Disclosed fair value
Borrowings		—		—		11,499,645		11,499,645

		—		—		11,499,645		11,499,645

	￦	—	￦	113,986	￦	11,539,227	￦	11,653,213

(4) Transfers Between Fair Value Hierarchy Levels of Recurring Fair Value Measurements

(a) Details of transfers between Level 1 and Level 2 of the fair value hierarchy for the recurring fair value measurements are as follows:

There are no transfers between Level 1 and Level 2 of the fair value hierarchy for the recurring fair value measurements.

(b) Details of changes in Level 3 of the fair value hierarchy for the recurring fair value measurements are as follows:

	2012
	Interest rate swap		Other derivative assets		Derivative financial assets for hedging purpose		Available- for-sale		Financial liabilities designated as at fair value through profit or loss		Derivative financial liabilities for hedging purpose
Beginning balance	￦	—	￦	4,151	￦	63,689	￦	134,346	￦	—	￦	—
Reclassification		—		—		(12,886)		—		—		12,886
Amount recognized in profit or loss [1]		1		—		(29,350)		(1,122)		(334)		28,708
Amount recognized in other comprehensive income [2]		—		—		(942)		38,679		—		(18,054)
Purchases		—		2,136		—		13,209		3,487		—
Sales		—		—		—		(6,164)		—		—
Transfer into Level 3 (From Cost method)		—		—		—		38,253		—		—

Ending balance	￦	1	￦	6,287	￦	20,511	￦	217,201	￦	3,153	￦	23,540

	2013
	Interest rate swap		Other derivative assets		Derivative financial assets for hedging purpose		Available- for-sale		Other derivative liabilities		Financial liabilities designated as at fair value through profit or loss		Derivative financial liabilities for hedging purpose
Beginning balance	￦	1	￦	6,287	￦	20,511	￦	217,201	￦	—	￦	3,153	￦	23,540
Reclassification		15,633		—		(15,633)		—		—		—		—
Amount recognized in profit or loss [1]		(8,395)		2,469		127		(3,844)		148		(351)		9,268
Amount recognized in other comprehensive income [2]		—		—		(1,509)		95,434		—		—		3,824
Purchases		—		—		—		3,009		—		—		—
Sales		—		(851)		—		(29,851)		—		—		—
Transfer into Level 3 (From Cost method)		—		—		—		10,365		—		—		—

Ending balance	￦	7,239	￦	7,905	￦	3,496	￦	292,314	￦	148	￦	2,802	￦	36,632

(5) Valuation Technique and the Inputs

Valuation techniques and inputs used in the recurring, non-recurring fair value measurements and disclosed fair values categorized within Level 2 and Level 3 of the fair value hierarchy as of December 31, 2012 and 2013, are as follows:

	2012
(in millions of Korean won)	Fair value		Level	Valuation techniques
Recurring fair value measurements
Other financial assets
Financial assets at fair value through profit or loss
Held for trading financial assets
Interest rate swap	￦	1	3	Hull-White model
Currency forward		119	2	Discounted cash flow model
Other derivative assets		6,287	3	Option model (binomial trees)
Derivative financial assets for hedging purpose		837	2	Discounted cash flow model
		20,511	3	Hull-White model
Available-for-sale financial assets		252,562	2,3	Discounted cash flow model
Disclosed fair value
Investment property		2,335,642	3	Discounted cash flow model

Recurring fair value measurements
Other financial liabilities
Financial liabilities at fair value through profit or loss
Held for trading financial assets
Interest rate swap		63	2	Discounted cash flow model
Financial liabilities designated as at fair value through profit or loss		3,153	3	Option model (binomial trees)
Derivative financial liabilities for hedging purpose		89,063	2	Discounted cash flow model
		23,540	3	Hull-White model
Disclosed fair value Borrowings		11,566,001	3	Discounted cash flow model

	2013
(in millions of Korean won)	Fair value		Level	Valuation techniques
Recurring fair value measurements
Other financial assets
Financial assets at fair value through profit or loss
Held for trading financial assets
Interest rate and currency swap	￦	7,239	3	Hull-White model
Currency forward		499	2	Discounted cash flow model
Other derivative assets		7,905	3	Monte-Carlo Simulation Option model (binomial trees)
Derivative financial assets for hedging purpose		3,496	3	Discounted cash flow model
Available-for-sale financial assets		349,847	2,3	Discounted cash flow model
Disclosed fair value
Investment property		2,051,183	3	Discounted cash flow model

Recurring fair value measurements
Other financial liabilities
Financial liabilities at fair value through profit or loss
Held for trading financial assets
Currency forward		6	2	Discounted cash flow model
Other derivatives		148	3	Option model (binomial trees)
Financial liabilities designated as at fair value through profit or loss		2,802	3	Option model (binomial trees)
Derivative financial liabilities for hedging purpose		113,980	2	Discounted cash flow model
		36,632	3	Hull-White model
Disclosed fair value Borrowings		11,499,645	3	Discounted cash flow model

(6) Gains and losses on valuation at the transaction date

In the case that the Group estimates the fair value of derivative financial instruments using inputs not based on observable market data, and the fair value calculated by the said valuation technique differs from the transaction price, then the fair value of the financial instruments is recognized as the transaction price. The difference between the fair value at initial recognition and the transaction price is deferred and amortized using a straight-line method by maturity of the financial instrument. However, in the case that inputs of the valuation techniques become observable in the markets, the remaining deferred difference is immediately recognized in full in profit for the year.

In relation to this, details and changes of the total deferred difference for the years ended December 31, 2012 and 2013, are as follows:

(in millions of Korean won)	2012		2013
Beginning balance	￦	—	￦	54,152
New transactions		54,152		—
Amortization		—		(10,830)

Ending balance	￦	54,152	￦	43,322

37.    Business Combination

(1) KT Rental Co., Ltd.

On July 2012, the restriction on controlling power of the Company under the shareholders’ agreement between the Company and the second major shareholder was lifted, and therefore KT rental became a subsidiary. These transactions were accounted for in accordance with IFRS 3, Business Combinations. As a result of applying acquisition method, the Company recognized goodwill of ￦131,426 million.

Details of the consideration transferred, fair value of the acquired identifiable assets and liabilities and goodwill at the acquisition date are as follows:

(in millions of Korean won)
Fair value of existing shares before business combination	￦	305,730

Consideration transferred (a)	￦	305,730

Recognized amounts of assets acquired and liabilities assumed [1]
Cash and cash equivalents	￦	23,160
Trade and other receivables		120,964
Loans receivable		49,805
Financial lease receivables		254,264
Other financial assets		1,983
Inventories		779
Tangible assets (rental vehicle, others)		992,516
Intangible assets (orders on hand, customer relationship, others)		69,866
Other assets		34,031
Trade and other payables		(195,933)
Borrowings		(985,790)
Current income tax liabilities		(5,138)
Retirement benefit obligation		(4,065)
Deferred income tax liabilities		(9,151)
Other liabilities		(46,759)

The net of total amounts of identifiable assets and liabilities measured at fair value (b)	￦	300,532
Non-controlling interests [2] (c)		126,228

Goodwill (a-b+c)	￦	131,426

1	The assets acquired and liabilities assumed are measured at fair value in accordance with IFRS 3, Business Combination.

2	At the date of acquisition, the Company measures any non-controlling interest in KT Rental Co., Ltd. at the non-controlling interest’s proportionate share of the acquiree’s identifiable net assets.

As described in Note 14, the previously held interest in KT Rental Co., Ltd. was measured at fair value, and the Company recognized other income of ￦126,011 million arising from the value measurement on acquisition.

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

38.    Interests in Unconsolidated Structured Entities

Details of information about its interests in unconsolidated structured entities, which the Group does not have control over, including the nature, purpose and activities of the structured entities and how the structured entities are financed, are as follows:

Remarks	Nature, Purpose, Activities and Others
Real estate finance	A structured entity incorporated for the purpose of real estate development is provided with funds by investors’ investments in equity and borrowings from financial institutions (including long-term and short-term loans and issuance of Asset Based Commercial Paper due in three months), and based on these, the structured entity implements activities such as real estate acquisition, development and mortgage loans. The structured entity repays loan principals with funds from installment house sales after the completion of real estate development or with collection of the principal of mortgage loan. The remaining shares are distributed to investors. As of December 31, 2013, the Group is engaged in real estate finance structured entity, and generates revenues by receiving dividends from direct investments in or receiving interests on loans to the structured entity. Financial institutions including the Group are provided with guarantees including joint guarantees or real estate collateral from investors and others. Consequently, the Group has priority order than other parties in collecting loans to and investments in structured entity. However, when the credit rating of investors and others decreases or when the value of real estate decreases, the Group may incur losses.

PEF and investment funds	Minority investors including managing members contribute to Private Equity Fund (PEF) and investment funds incorporated for the purpose of providing funds to the small, medium, or venture entities, and the managing member implements activities such as investments in equity or loans based on the contributions. As of December 31, 2013, the Group is engaged in PEF and investment funds structured entity, and after contributing to PEF and investment funds, the Group receives dividends for operating revenues from these contributions. The Group is provided with underlying assets of PEF and investment funds as collateral. However, when the value of the underlying assets decreases, the Group may incur losses.

Remarks	Nature, Purpose, Activities and Others
M&A finance	A structured entity incorporated for the purpose of supporting a certain company’s financial structure improvement or acquiring equity or convertible bonds is provided with funds by investors’ investments in equity and long-term or short-term borrowings from financial institutions, and based on these, the structured entity acquires shares held by the entity, which has plans to improve its financial structure, or to dispose convertible bonds and others. The structured entity repays loan principals with funds from disposals of holding shares after a certain period. The remaining shares are distributed to investors. As of December 31, 2013, the Group is engaged in M&A finance structured entity, and receives interests. Financial institutions are provided with guarantees including joint guarantees or shares subject to M&A from investors and others. Consequently, the Group has priority order than other parties in collecting loans and investments. However, when the credit rating of investors and others decreases or when the value of shares provided as collateral decreases, the Group may incur losses.

Asset securitization	A transferor other than the Group transfers the assets, which are subject to securitization, to a structured entity incorporated by the transferor or other financial institutions other than the Group, and based on this as underlying assets, the structured entity is provided with funds by asset-backed borrowings and pays acquisition costs of the acquired underlying assets. As of December 31, 2013, the Group is engaged in the structured entity, and generates revenues by receiving interest income as the Group provides asset-backed loans directly to the structured entity. When the structured entity has difficulty repaying loan principal, the transferor has obligation to cover the lack of funds. Consequently, the Group has priority order than other parties in collecting loans to structured entity. However, when the credit rating of transferor decreases, the Group may incur losses.

Other	There are other structured entity types, which the Group is engaged in, such as Special Purpose Acquisition Company (SPAC) and others. Interest income is realized from the Group’s loans to the relevant structured entity. When SPAC is listed or merged after the Group invests in shares or convertible bonds issued by the relevant structured entity, revenues are realized from disposal of the shares of the convertible bonds. However, the Group may incur losses when SPAC is liquidated if the SPAC is not listed or merged.

(in millions of Korean won)	Real Estate Finance		PEF & Investment Fund		Acquisition Finance		Asset- backed		Others		Total
Total amount of Unconsolidated Structured Entities	￦	4,970,665	￦	7,915,355	￦	2,175,476	￦	5,981,382	￦	163,702	￦	21,206,580
Assets recognized in statement of financial position
Loans	￦	277,663	￦	360	￦	101,969	￦	228,413	￦	12,043	￦	620,448
Other financial assets		32,244		134,523		981		—		8,690		176,438
Jointly investment entities and associates		—		183,200		—		—		28,406		211,606
	￦	309,907	￦	318,083	￦	102,950	￦	228,413	￦	49,139	￦	1,008,492
Maximum loss exposure [1]
Investment Assets	￦	309,907	￦	318,083	￦	102,950	￦	228,413	￦	49,139	￦	1,008,492
Credit grants		103,500		—		—		—		—		103,500
	￦	413,407	￦	318,083	￦	102,950	￦	228,413	￦	49,139	￦	1,111,992

1	Maximum exposure to loss includes the investments recognized in the Group’s financial statements and the amounts which are probable to be determined when certain conditions are met by agreements including purchase agreements, credit granting and others.

39.    Information About Non-controlling Interests

Summarized Financial Information on Subsidiaries

The summarized financial information for each subsidiary with non-controlling interests that are material to the Group before inter-company eliminations as of December 31, 2011, 2012 and 2013, are as follows:

	2011
(in millions of Korean won)	KT Skylife Co., Ltd.		BC Card Co., Ltd.		KT Powertel Co., Ltd.		KT Hitel Co., Ltd.
Non-controlling Interests		49.73%		63.57%		55.15%		34.06%
Current assets	￦	251,268	￦	1,316,363	￦	87,053	￦	130,307
Non-current assets		299,175		557,973		80,022		119,423
Current liabilities		235,849		1,180,578		41,709		65,428
Non-current liabilities		22,382		186,109		17,352		3,948
Equity		292,212		507,649		108,014		180,353
Accumulated non-controlling interests		145,315		322,728		59,575		61,425
Sales		480,468		782,262		126,354		463,032
Profit or loss for the year		26,649		(945)		14,566		(2,016)
Total comprehensive income		28,022		8,505		14,189		(3,913)
The profit or loss allocated to non-controlling interests		13,252		(601)		8,034		(687)
Cash flows from operating activities		92,889		(300,423)		26,984		1,654
Cash flows from investing activities		(116,410)		(24,453)		(20,903)		1,197
Cash flows from financing activities before dividends paid to non-controlling interests		(13,346)		2,000		(5,000)		(25)
Dividends paid to non-controlling interests		—		—		—		—
Effect of exchange rate change on cash and cash equivalents		—		(13)		5		1
Net (decrease)/increase in cash and cash equivalents		(36,867)		(322,889)		1,086		2,827

	2012
(in millions of Korean won)	KT Skylife Co., Ltd.		BC Card Co., Ltd.		KT Rental		KT Powertel Co., Ltd.		KT Hitel Co., Ltd.
Non-controlling Interests		49.85%		34.35%		42.00%		55.15%		34.06%
Current assets	￦	303,069	￦	1,792,439	￦	305,651	￦	93,877	￦	132,892
Non-current assets		338,495		735,663		1,388,370		81,985		116,339
Current liabilities		197,972		1,696,058		537,424		39,029		75,727
Non-current liabilities		94,677		211,820		889,060		16,584		3,784
Equity		348,915		620,224		267,537		120,249		169,719
Accumulated non-controlling interests		173,932		213,049		112,369		66,323		57,803
Sales		574,829		3,128,882		368,228		124,936		443,431
Profit or loss for the year		55,546		103,797		11,072		12,527		(8,902)
Total comprehensive income		52,152		127,976		10,107		12,229		(10,659)
The profit or loss allocated to non-controlling interests		27,689		35,655		4,650		6,909		(3,032)
Cash flows from operating activities		170,815		18,310		105,771		8,734		(14,954)
Cash flows from investing activities		(76,320)		(35,116)		(265,429)		(6,997)		5,263
Cash flows from financing activities before dividends paid to non-controlling interests		(18,642)		8,070		169,963		—		—
Dividends paid to non-controlling interests		—		(5,290)		—		—		—
Effect of exchange rate change on cash and cash equivalents		—		—		—		—		(10)
Net (decrease)/increase in cash and cash equivalents		75,853		(14,026)		10,305		1,737		(9,701)

	2013
(in millions of Korean won)	KT Skylife Co., Ltd.		BC Card Co., Ltd.		KT Rental		KT Powertel Co., Ltd.		KT Hitel Co., Ltd.
Non-controlling Interests		49.89%		34.61%		42.00%		55.15%		36.30%
Current assets	￦	287,142	￦	2,292,323	￦	362,040	￦	87,932	￦	178,659
Non-current assets		397,509		672,427		1,826,231		79,199		115,006
Current liabilities		191,181		1,958,506		532,634		30,433		99,348
Non-current liabilities		91,887		216,505		1,363,625		13,579		3,296
Equity		401,583		789,738		292,013		123,119		191,021
Accumulated non-controlling interests		200,360		273,328		122,650		67,906		69,343
Sales		627,415		3,090,434		885,294		112,742		579,987
Profit or loss for the year		72,724		128,475		32,400		5,453		3,551
Total comprehensive income		73,943		198,778		31,041		5,661		8,109
The profit or loss allocated to non-controlling interests		36,284		44,465		13,608		3,008		1,289
Cash flows from operating activities		141,282		273,904		(346,309)		16,010		11,108
Cash flows from investing activities		(218,797)		(17,335)		(39,246)		(15,794)		(18,199)
Cash flows from financing activities before dividends paid to non-controlling interests		(14,346)		10,216		392,098		(6,252)		13,192
Dividends paid to non-controlling interests		(8,344)		(10,051)		(2,075)		(1,538)		—
Effect of exchange rate change on cash and cash equivalents		—		—		(287)		—		(49)
Net (decrease)/increase in cash and cash equivalents		(100,205)		256,734		4,181		(7,574)		6,052

Transactions with Non-controlling Interests

The effects of changes in the ownership interest on the equity attributable to owners of the Company during the year are summarized as follows:

(in millions of Korean won)	2011		2012		2013
Carrying amount of non-controlling interests acquired [1]	￦	2,846	￦	178,763	￦	14,353
Consideration paid to non-controlling interests [2]		(39,302)		(15,359)		(16,202)

Excess of consideration paid recognized in parent’s equity	￦	(36,456)	￦	163,404	￦	(1,849)

1	In 2013, the Company acquired the remaining 40% of the issued shares of KT Dutch B.V., a subsidiary, for a purchase consideration of ￦3,980 million. The Company now holds 100% equity interest in KT Dutch B.V. The carrying amount of the non-controlling interests in KT Dutch B.V.at the date of acquisition was ￦14,353 million. As a result, the Company derecognized non-controlling interests of ￦14,353 million and recorded an increase in equity attributable to owners of the parent of ￦10,373 million.

In 2012, the Company acquired 30.68% of the issued shares of BC Card Co., Ltd, a subsidiary of Vogo-BCC Investment Holdings Co., Ltd. and KGF-BCC LIMITED, for a purchase consideration of ￦288,828 million. The Company now holds 69.54% equity interest in BC Card Co., Ltd. The carrying amount of the non-controlling interests in BC Card Co., Ltd. at the date of acquisition was ￦272,273 million. As a result, the Company derecognized non-controlling interests of ￦172,376 million and recorded an increase in equity attributable to owners of the parent of ￦116,452 million.

In 2011, the Company’s non-controlling interest decreased by 2.68% through inequality capital increase of KT Capital Co., Ltd. on September 30, 2011. This resulted in a decrease in the carrying amount of non-controlling interest of ￦1,615 million. Also, the Company acquired the remaining 20% of the issued shares of KT Innotz Inc., a subsidiary. As a result, the Company holds 100% of the issued shares of KT Innotz Inc and the carrying amount of non-controlling interest decreased by ￦1,049 million.

2	In 2013, the Company’s non-controlling interest increased by 2.24% through inequality capital increase of KT Hitel Co., Ltd. This resulted in an increase in the carrying amount of non-controlling interest of ￦8,439 million. Also, on July 11, 2013, the Company’s non-controlling interest increased by 6.04% through inequality capital increase of Nasmedia, Inc. As a result, the carrying amount of non-controlling interest increased by ￦7,239 million.

In 2012, the Company’s non-controlling interest increased by 13.85% through inequality capital increase of KT Cloudware Corporation on March 26, June 13 and November 30, 2012. This resulted in an increase in the carrying amount of non-controlling interest of ￦4,060 million. Also, on November 21, 2012, the Company’s non-controlling interest increased by 9.09% through inequality capital increase of KT music Corporation. As a result, the carrying amount of non-controlling interest increased by ￦5,360 million.

In 2011, the Company’s non-controlling interest increased by 2.78% through inequality capital increase of KT Skylife Co., Ltd. on June 1, 2011. This resulted in an increase in the carrying amount of non-controlling interest of ￦32,294 million. Also, on December 29 and 30, 2011, the Company’s non-controlling interest increased by 17.24% through inequality capital increase of Centios Co., Ltd. As a result, the carrying amount of non-controlling interest increased by ￦4,399 million.

40. Discontinued Operations

As approved by the Company’s Board of Directors on August 9, 2012, the Company decided to sell KT Tech, Inc., its subsidiary, and discontinued the operations related to handset development. KT-Tech’s liquidation procedure has been completed and KT Tech’s electrical operating performance was reflected in profit or loss from discontinued operations.

Income and loss from discontinued operations for the year ended December 31, 2012, are as follows:

(in millions of Korean won)	2012
Revenue	￦	431
Expense		(35,756)
Income from discontinued operations before income taxes	￦	(35,325)
Income tax expense for discontinued operations		3,791

Income (loss) from discontinued operations	￦	(31,534)

Cash flows from discontinued operations for the year ended December 31, 2012, are as follows:

(in millions of Korean won)	2012
Cash flows from operating activities	￦	40,017
Cash flows from investing activities		(3,609)
Cash flows from financing activities		(28,243)
Changes in foreign exchange rates		(6)

Total cash flows	￦	8,159

41.    Subsequent Events

The investment business division of KT Capital Co., Ltd., a consolidated subsidiary, was spun off and merged with the Company on March 13, 2014.

Subsequent to December 31, 2013, the Company has issued commercial paper securities, as follows:

(in millions of Korean won)	Issue date	Face value of bond		Total issued amount		Maturity date
Commercial paper securities	2014.02.17	￦	300,000	￦	252,398	2019.02.18

Subsequent to December 31, 2013, the Company has decided to acquire these debts, as follows:

(in millions of Korean won) Original debtor	Creditor	Acquisition price		Acquisition date	Remarks
Malou (1st)	Green power(17th)	￦	11,584	2014.2.20	Debt related to Romania solar PF
Korean alpha solar (2nd)	Grand(1st)		15,416	2014.2.20	Debt related to Romania solar PF
Korean alpha solar (2nd)	Grand(1st)		18,372	2014.2.20	Debt related to Romania solar PF

On March 12, 2014, KT ENS has filed for court receivership after failing to pay ￦49,106 million of commercial paper. There may be lawsuits against KT ENS on this matter in the future, and the effect of this matter cannot be reasonably predicted.

KT Skylife and NDS Limited have had a dispute on the right to use of conditional access system provided by NDS Limited and business interruption of KT Skylife. On February 24, 2014, KT Skylife and NDS Limited sent the first written form of compensation for the damages to the other party. KT Skylife and NDS Limited have requested ￦33,457 million and ￦28,163 million, respectively, with 6% of annual interest rate to the other party.

As of March 7, 2014, the Ministry of Science, ICT, and Future Planning banned the mobile carriers including the Company from subscribing new customers and selling handsets to the existing customers. These mobile carriers are those who violated the prohibition released by the Korea Communications Commission and provided discriminative subsidy on handsets. This ban on the Company lasts for 45 days, from March 13, 2014 to April 26, 2014.

In April 2014, the Company announced that it will discontinue operations related to fixed-line sales activities such as on-site sales, activation, after service and customer centers. These operations will be outsourced to certain of subsidiaries and associates of the Company. On April 23, 2014, the Company determined that 8,304 employees will retire through its special early retirement program. It is expected to record approximately ￦1.2 trillion as severance indemnity in connection with the special early retirement program, all of which is expected to be recorded during 2014.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

KT CORPORATION
(Registrant)
/s/ CHANG-GYU HWANG
Name: Chang-Gyu Hwang
Title: Chief Executive Officer

Date: April 28, 2014