Form 20-F
period 2014-12-31
KT CORP
filed 2015-04-29
CIK 892450

As filed with the Securities and Exchange Commission on April 29, 2015

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

        For the fiscal year ended December 31, 2014

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

KT Gwanghwamun Building East

33, Jong-ro 3-Gil, Jongno-gu

463-711 Seoul, Korea

(Address of principal executive offices)

Kwang Suk Shin

KT Gwanghwamun Building East

33, Jong-ro 3-Gil, Jongno-gu

463-711 Seoul, Korea

Telephone: +82-31-727-0114; E-mail: ks.shin@kt.com

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

None

As of December 31, 2014, there were 261,111,808 shares of common stock, par value ￦5,000 per share, outstanding

(not including 16,249,100 shares of common stock held by the company as treasury shares)

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

All references to “Won” or “￦” in this annual report are to the currency of the Republic and all references to “Dollars,” “$,” “US$” or “U.S. dollars” are to the currency of the United States of America. Our monetary assets and liabilities denominated in foreign currency are translated into Won at the market average exchange rate announced by Seoul Money Brokerage Services, Ltd. (the “Market Average Exchange Rate”) on the balance sheet dates, which were, for U.S. dollars, ￦1,071.1 to US$1.00, ￦1,055.3 to US$1.00 and ￦1,099.2 to US$1.00 at December 31, 2012, 2013 and 2014, respectively. Our consolidated financial statements are expressed in Won and, solely for the convenience of the reader, the consolidated financial statements as of and for the year ended December 31, 2014 have been translated into United States dollars at the rate of ￦1,099.2 to US$1.00, the Market Average Exchange Rate in effect on December 31, 2014.

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

Item 2. Offer Statistics and Expected Timetable

Item 2.A.  Offer Statistics

Not applicable.

Item 2.B.  Method and Expected Timetable

Not applicable.

Item 3. Key Information

Item 3.A.  Selected Financial Data

You should read the selected consolidated financial data below in conjunction with the Consolidated Financial Statements as of December 31, 2012, 2013 and 2014 and for each of the years in the three-year period ended December 31, 2014, and the report of the independent registered public accounting firm on these statements included herein. These audited financial statements and the related notes have been prepared under International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). The selected consolidated financial data for the three years ended December 31, 2014 have been derived from our audited consolidated financial statements.

In addition to preparing financial statements in accordance with IFRS as issued by the IASB included in this annual report, we also prepare financial statements in accordance with IFRS as adopted by the Republic of Korea (“K-IFRS”), which we are required to file with the Financial Services Commission and the Korea Exchange under the Financial Investment Services and Capital Markets Act of Korea (“FSCMA”). English translations of such financial statements are furnished to the Securities and Exchange Commission under Form 6-K. During the three years ended December 31, 2014, we are required to adopt certain amendments and interpretations to K-IFRS, relating to presentation of operating profit. Additionally, under K-IFRS, revenue from the development and sale of real estate is recognized using the percentage of completion method. However, under IFRS as issued by the IASB, revenue from the development and sale of real estate is recognized when an individual unit of residential real estate is delivered to the buyer. Furthermore, in connection with the exercise of early redemption rights for certain commercial paper guaranteed by KT ENGCORE Co., Ltd. (formerly known as KT ENS Corporation until April 2015) (“KT ENS”), our previously consolidated subsidiary, we recognized financial losses relating to the resulting estimation of guarantee liabilities in our consolidated statements of operations prepared in accordance with IFRS as issued by the IASB for the year ended December 31, 2013 (which were issued on April 28, 2014), which were not reflected in our financial statements prepared in accordance with K-IFRS for the year ended December 31, 2013 (which were issued on March 13, 2014) as it was not possible to make a reasonable estimate of the liabilities at the time of issuing the K-IFRS financial statements. We subsequently reflected such losses in our K-IFRS financial statements for the year ended December 31, 2014. As a result, the presentation of operating results in our consolidated statements of operations prepared in accordance with IFRS as issued by the IASB included in this annual report differs from the presentation of operating results in our consolidated statements of operations prepared in accordance with K-IFRS. See “Item 5.A. Operating Results—Explanatory Note Regarding Presentation of Certain Financial Information under K-IFRS” for additional information. In accordance with rule amendments adopted by the U.S. Securities and Exchange Commission which became effective on March 4, 2008, we are not required to provide a reconciliation to U.S. GAAP.

The information set forth below is not necessarily indicative of the results of future operations and should be read in conjunction with “Item 5. Operating and Financial Review and Prospects” and our consolidated financial statements and related notes included in this annual report.

Consolidated statement of operations data

	Year Ended December 31,
	2010(1)		2011(1)		2012(1)		2013		2014		2014(2)
	(In billions of Won and millions of Dollars, except per share data)
Continuing Operations:
Operating revenue	￦	20,310	￦	22,088	￦	24,644	￦	24,058	￦	23,727	US$	21,586

Revenue		19,993		21,311		23,856		23,729		23,469		21,351
Others		317		777		787		329		258		235
Operating expenses		18,303		20,101		22,964		23,734		24,390		22,189

Operating profit		2,007		1,987		1,680		323		(662)		(603)
Finance income		238		270		499		279		255		232
Finance costs		(596)		(642)		(782)		(648)		(818)		(745)
Income from jointly controlled entities and associates		33		(6)		18		7		18		17

Profit (loss) from continuing operations before income tax		1,681		1,609		1,415		(38)		(1,208)		(1,099)

Income tax expense (benefit)		(396)		318		278		50		(266)		(242)
Profit (loss) for the year from the continuing operations		1,285		1,291		1,137		(88)		(941)		(856)

Discontinued operations:
Profit (loss) from discontinued operations		29		165		(32)		—		—		—

Profit (loss) for the year	￦	1,314	￦	1,455	￦	1,105	￦	(88)	￦	(941)	US$	(865)

Profit (loss) for the year attributable to:
Equity holders of the parent company	￦	1,296	￦	1,446	￦	1,046	￦	(190)	￦	(1,030)	US$	(937)
Profit (loss) from continuing operations		1,273		1,280		1,076		(190)		(1,030)		(937)
Profit (loss) from discontinued operations		23		166		(30)		—		—		—
Non-controlling interest	￦	19	￦	10	￦	59	￦	102	￦	89	US$	81
Profit from continuing operations		13		11		61		102		89		81
Profit (loss) from discontinued operations		6		(1)		(2)		—		—		—
Earnings per share attributable to the equity holders of the Parent Company during the period (in won):
Basic earnings (loss) per share	￦	5,326	￦	5,943	￦	4,296	￦	(779)	￦	(4,215)	US$	(4.00)
From continuing operations		5,293		5,262		4,417		(779)		(4,215)		(4.00)
From discontinued operations		33		681		(121)		—		—		—
Diluted earnings (loss) per share	￦	5,326	￦	5,942	￦	4,296	￦	(782)	￦	(4,215)	US$	(4.00)
From continuing operations		5,293		5,261		4,417		(782)		(4,215)		(4.00)
From discontinued operations		33		681		(121)		—		—		—

Consolidated statement of financial position data

	As of December 31,
Selected Statement of Financial Position Data	2010(1)		2011(1)		2012(1)		2013		2014
	(In billions of Won)
Assets:
Current assets:
Cash and cash equivalents	￦	1,162	￦	1,462	￦	2,058	￦	2,071	￦	1,889
Trade and other receivables, net		4,193		6,191		5,908		5,240		4,811
Short-term loans, net		725		698		668		839		710
Current finance lease receivables, net		195		249		340		294		259
Other financial assets		270		259		246		480		333
Current income tax assets		—		1		1		35		4
Inventories, net		711		676		935		674		419
Other current assets		264		311		362		340		350

Total current assets		7,519		9,847		10,517		9,972		8,774

Non-current assets:
Trade and other receivables, net		1,125		1,725		1,073		813		849
Long-term loans, net		408		491		513		510		585
Non-current finance lease receivables, net		403		488		522		416		325
Other financial assets		269		622		672		673		705
Property and equipment, net		13,398		14,090		15,806		16,387		16,468
Investment property, net		1,146		1,159		1,155		1,105		1,060
Intangible assets, net		1,419		2,645		3,214		3,827		3,544
Investments in jointly controlled entities and associates		638		500		379		364		339
Deferred income tax assets		565		530		611		707		1,079
Other non-current assets		50		86		95		76		72
Total non-current assets		19,422		22,336		24,040		24,878		25,025

Total assets	￦	26,942	￦	32,183	￦	34,558	￦	34,850	￦	33,799

Liabilities and Equity:
Current liabilities:
Trade and other payables	￦	4,424	￦	5,902	￦	7,221	￦	7,414	￦	6,408
Current finance lease liabilities, net		33		46		14		19		20
Borrowings		2,722		2,125		3,197		3,021		2,956
Other financial liabilities		1		8		72		64		24
Current income tax liabilities		284		187		144		100		46
Provisions		58		123		206		115		111
Deferred income		177		168		171		144		144
Other current liabilities		185		220		242		348		279

Total current liabilities		7,885		8,780		11,267		11,224		9,987

Non-current liabilities:
Trade and other payables		382		652		701		1,059		909
Non-current finance lease liabilities, net		61		90		28		49		35
Borrowings		6,660		8,897		8,239		8,463		9,860
Other financial liabilities		38		288		70		179		191
Retirement benefit liabilities		264		426		549		586		594
Provisions		110		143		150		134		106
Deferred income		157		161		157		148		147
Deferred income tax liabilities		4		126		137		169		144
Other non-current liabilities		27		32		41		2		39

Total non-current liabilities		7,703		10,815		10,073		10,789		12,025

Total liabilities	￦	15,588	￦	19,595	￦	21,340	￦	22,013	￦	22,012

Equity attributable to owners of the Parent Company
Paid-in capital
Capital stock	￦	1,564	￦	1,564	￦	1,564	￦	1,564	￦	1,564
Share premium		1,440		1,440		1,440		1,440		1,440
Retained earnings		9,466		10,219		10,646		10,019		8,568
Accumulated other comprehensive income (expense)		(79)		(23)		1		25		26
Other components of equity		(1,258)		(1,497)		(1,343)		(1,321)		(1,261)
		11,133		11,704		12,309		11,728		10,338

Non-controlling interest		221		884		909		1,110		1,449
Total equity		11,354		12,588		13,218		12,837		11,788
Total liabilities and equity	￦	26,942	￦	32,183	￦	34,558	￦	34,850	￦	33,799

Consolidated statement of cash flow data

	Year Ended December 31,
	2010(1)		2011(1)		2012(1)		2013		2014		2014(2)
	(In billions of Won and millions of Dollars)
Net cash generated from operating activities	￦	2,973	￦	2,164	￦	5,725	￦	4,111	￦	1,916	US$	1,743
Net cash (used in) investing activities		(2,949)		(2,666)		(3,851)		(3,783)		(3,171)		(2,885)
Net cash provided by (used in) financing activities		(398)		772		(1,278)		(312)		1,072		975

Operating Data

	As of December 31,
	2010	2011	2012	2013	2014
Lines installed (thousands) (3)	25,524	23,925	25,242	24,264	23,930
Lines in service (thousands) (3)	16,620	15,900	15,121	14,032	13,713
Lines in service per 100 inhabitants (3)	34.0	30.8	30.2	27.4	26.7
Mobile subscribers (thousands)	16,041	16,563	16,502	16,454	17,328
Broadband Internet subscribers (thousands)	7,424	7,823	8,037	8,067	8,129

(1)	As a result of adoption of IFRS 10 in 2013, the comparative 2011 and 2012 consolidated financial data were retrospectively restated, but 2010 consolidated financial data was not restated as IFRS 10 does not require restatement of the earlier periods presented beyond the immediately preceding period. Also, the amendment to IAS 19 were applied retrospectively and the comparative 2010, 2011 and 2012 consolidated statement of operations data were restated by reflecting the adjustments resulted from this retrospective application.

(2)	For convenience, the Won amounts are expressed in U.S. dollars at the rate of ￦1,099.2 to US$1.00, the Market Average Exchange Rate in effect on December 31, 2014. This translation should not be construed as a representation that the Won amounts represent, have been or could be converted into U.S. dollars at that rate or any other rate.

(3)	Including public telephones.

Exchange Rate Information

The following table sets out information concerning the Market Average Exchange Rate for the periods and dates indicated:

Period	At End of Period	Average Rate (1)	High	Low
	(Won per US$1.00)
2009	1,167.6	1,276.4	1,573.6	1,152.8
2010	1,138.9	1,156.3	1,261.5	1,104.0
2011	1,153.3	1,108.1	1,199.5	1,049.5
2012	1,071.1	1,126.9	1,181.8	1,071.1
2013	1,055.3	1,095.0	1,159.1	1,051.5
2014	1,099.2	1,053.2	1,118.3	1,008.9
November	1,101.1	1,095.1	1,113.1	1,058.8
December	1,099.2	1,104.3	1,118.3	1,088.1
2015 (through April 29)	1,070.9	1,097.5	1,133.9	1,070.9
January	1,090.8	1,088.9	1,108.7	1,077.3
February	1,099.2	1,098.4	1,109.8	1,088.3
March	1,105.0	1,112.6	1,133.9	1,096.5
April (through April 29)	1,070.9	1,089.6	1,109.4	1,070.9

Source: Seoul Money Brokerage Services, Ltd.

(1)	Represents the average of the Market Average Exchange Rates on each business day during the relevant period (or portion thereof).

Our monetary assets and liabilities denominated in foreign currency are translated into Won at the Market Average Exchange Rate on the balance sheet dates, which were, for U.S. dollars,

￦1,071.1 to US$1.00, ￦1,055.3 to US$1.00 and ￦1,099.2 to US$1.00 at December 31, 2012, 2013 and 2014, respectively.

Our consolidated financial statements are expressed in Won and, solely for the convenience of the reader, the consolidated financial statements as of and for the year ended December 31, 2014 have been translated into United States dollars at the rate of ￦1,099.2 to US$1.00, the Market Average Exchange Rate in effect on December 31, 2014.

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

Competition in the telecommunications sector in Korea is intense. In recent years, business combinations in the telecommunications industry have significantly changed the competitive landscape of the Korean telecommunications industry. In particular, SK Telecom Co., Ltd. (or SK Telecom) acquired a controlling stake in Hanarotelecom Incorporated in 2008, which was renamed SK Broadband Co., Ltd. (or SK Broadband). The acquisition enabled SK Telecom to provide fixed-line telecommunications, broadband Internet access and Internet Protocol Television (“IPTV”) services together with its mobile telecommunications services. In January 2010, LG Dacom Corporation (or LG Dacom) and LG Powercom Co., Ltd. (or LG Powercom) merged into LG Telecom Co., Ltd., which subsequently changed its name to LG U+. The merger enabled LG U+ to provide a similar range of services as SK Telecom and us. Our inability to adapt to such changes in the competitive landscape could have a material adverse effect on our business, financial condition and results of operations.

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

Mobile Service. We provide mobile services based on Wideband Code Division Multiple Access (or W-CDMA) technology and Long-Term Evolution (or LTE) technology. Competitors in the mobile telecommunications service industry are SK Telecom and LG U+. We had a market share of

30.3% as of December 31, 2014, making us the second largest mobile telecommunications service provider in Korea. SK Telecom had a market share of 50.0% as of December 31, 2014.

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

Since 2011, SK Telecom, LG U+ and we have launched fourth-generation mobile telecommunications services based on LTE technology, which we believe has further intensified competition among the three companies and resulted in an increase in marketing expenses and capital expenditures related to implementing and providing 4G LTE services. SK Telecom and LG U+ began providing 4G LTE services in July 2011, and we commenced providing commercial 4G LTE services in January 2012 utilizing our bandwidths in the 1.8 GHz spectrum that became available upon termination of our 2G services based on Code Division Multiple Access (or CDMA) technology. In September 2013, we commenced providing wideband LTE services, which utilizes our adjoining 20 MHz of bandwidth in the 1.8 GHz spectrum to provide transmission speed of up to 150 Mbps, twice faster than those offered under standard LTE services. SK Telecom also began providing its wideband LTE services in September 2013 and LG U+ commenced providing its wideband LTE services in January 2014. In March 2014, our wideband LTE services covered five metropolitan cities in Korea, and we expanded our wideband LTE services to all of Korea in July 2014. As of December 31, 2014, the number of our LTE subscribers exceeded 10.5 million. Furthermore, in March 2014, we commercialized advanced wideband LTE (“Wideband LTE-A”) services, which interconnects our 20 MHz of bandwidth in the 1.8 GHz spectrum used to offer wideband LTE services with the 10 MHz of bandwidth in the 900 MHz spectrum used to offer standard LTE services by utilizing inter-band carrier aggregation technology to support transmission speed of up to 225 Mbps, and began additionally interconnecting 10 MHz of bandwidth in the 2.1 GHz spectrum in January 2015 to support transmission speed of up to 300 Mbps under the “Wideband LTE-A X4” service, which offers transmission speed four times faster than those offered under standard LTE services.

In April 2014, LG U+, SK Telecom and we began offering various unlimited mobile service packages, offering mobile subscribers with unlimited voice calls, text messaging, and LTE data. Although we expect that SK Telecom and LG U+ will face similar challenges to those that we expect to face in offering LTE services and in implementing improvements to LTE technology, such as increased fees and expenses and unforeseeable market responses to the new technology, we cannot assure you that we will continue to be able to successfully compete in fourth-generation mobile telecommunications services. Furthermore, we believe that the continuing intense competition among major telecommunications operators in Korea and the resulting pressure on our fees, including from offerings of unlimited usage plans, may have a material adverse impact on our results of operations.

Fixed-line Telephone Services. Before December 1991, we were the sole provider of local, domestic long-distance and international long-distance telephone services in Korea. Since then, various competitors have entered the local, domestic long-distance and international long-distance telephone service markets in Korea, which have eroded our market shares. LG U+ and SK Broadband currently provide local, domestic long-distance and international long-distance telephone services. In addition, Onse Telecom Corporation and SK Telink, Inc. currently provide domestic long-distance and international long-distance telephone services. We also compete with specific service providers, such as Internet phone service providers, voice resellers and call-back service providers, that offer international long-distance service in Korea. While we offer our own Internet phone service, the entry of these and other potential competitors into the local, domestic long-distance and international long-

distance telephone service markets has had and may continue to have a material adverse effect on our revenues and profitability from these businesses. As of December 31, 2014, we had a market share in local telephone service of 81.0% and a market share in domestic long distance service of 78.9%. Further increase in competition may decrease our market shares in such businesses. As part of our efforts to improve our operational efficiencies, we transferred all operations relating to fixed-line sales activities (including on-site sales, line activation, after service, and customer center operations) to our subsidiaries in 2014.

Internet Services. The Korean broadband Internet access service market has experienced significant growth in the past decade. SK Broadband (formerly Hanarotelecom) entered the broadband market in 1999 offering both Hybrid Fiber Coaxial (or HFC) and Asymmetric Digital Subscriber Line (or ADSL) services. We also began offering broadband Internet access service in 1999, followed by Dreamline, Onse and LG U+. In recent years, numerous cable television operators have also begun to offer HFC-based services at rates lower than ours. We had a market share of 42.3% as of December 31, 2014. As a result of having to compete with a number of competitors and the maturing of the Internet access service market, we currently encounter, and we expect to encounter, pressure to increase marketing expenses in the future.

The market for other Internet-related services in Korea, including IPTV and Internet phone services, is also very competitive. We anticipate that competition will continue to intensify as the usage and popularity of the Internet grows and as new domestic and international competitors enter the Internet industry in Korea. The substantial growth of the Internet industry in Korea has attracted many competitors and as a result may lead to increasing price competition to provide Internet-related services. Increased competition in the Internet industry could have a material adverse effect on the number of subscribers of our Internet-related service and on our results of operations.

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

The telecommunications industry is characterized by continual advances and improvements in telecommunications technology, and we have been continually researching and implementing technology upgrades and additional telecommunication services to maintain our competitiveness. For example, in March 2005, we acquired a license to provide wireless broadband Internet access (or WiBro) service for ￦126 billion, and commercially launched our service in June 2006. We completed the upgrade of our 4G WiBro network and expanded our WiBro service coverage to 84 cities nationwide and major highways in March 2011, which we believe allows us to provide WiBro services at speeds that are approximately three times faster than our previous 3G network at a lower cost, and had approximately 753,000 subscribers as of December 31, 2014. The number of our WiBro subscribers decreased in 2014 compared to 2013, as more WiBro subscribers chose to access the internet using our 4G LTE network rather than WiBro following the introduction and proliferation of 4G LTE services during 2013 and 2014. Furthermore, we focused our subscriber retention efforts during 2014 on our mobile subscribers rather than our WiBro subscribers. We are also continually upgrading our broadband network to enable better FTTH connection, which enhances data transmission speed and connection quality. FTTH is a telecommunication architecture in which a communication path is provided over optical fiber cables extending from the telecommunications operator’s switching equipment to the boundary of home or office. FTTH uses fiber optic cable, which is able to carry a high-bandwidth signal for longer distances without degradation. FTTH also enables us to deliver digital media content, such as IPTV, with higher stability.

In addition, we have been building more advanced mobile telecommunications networks based on LTE technology, which is generally referred to as 4G technology, and commenced providing commercial 4G LTE services in the Seoul metropolitan area in January 2012. We completed the expansion of our 4G LTE service coverage nationwide in October 2012. Several wireless carriers in the United States, Europe and Asia commenced LTE services in recent years and LTE technology is currently widely accepted as the standard 4G technology. LTE technology enables data to be transmitted faster than W-CDMA, up to 300 Mbps for downloading. We believe that the faster data transmission speed of the LTE network allows us to offer significantly improved wireless data transmission services with faster wireless access to multimedia content. No assurance can be given that our new services will gain broad market acceptance such that we will be able to derive revenues from such services to justify the license fee, capital expenditures and other investments required to provide such services.

We may not be able to successfully pursue our strategy to acquire businesses and enter into joint ventures that complement or diversify our current business, and we may need to incur additional debt to finance such expansion activities.

One key aspect of our overall business strategy calls for acquisitions of businesses and entering into joint ventures that complement or diversify our current business. In October 2011, we, through our subsidiary KT Capital Co., Ltd., acquired 1,622,520 common shares of BC Card Co., Ltd. to further diversify our business and to create synergies through utilization of our mobile telecommunications network in financial services. We acquired an additional 1,349,920 common shares of BC Card Co., Ltd. in January 2012 for approximately ￦287 billion, and owned a 69.54% interest in BC Card Co., Ltd. as of December 31, 2014. In January 2011, we acquired 5,600,000 shares of redeemable convertible preferred stock with voting rights and convertible bonds that were convertible into 5,600,000 shares of common stock of KT Skylife Co., Ltd., a provider of satellite TV service which may also be packaged with our IPTV services, from Dutch Savings Holdings B.V. for approximately ￦246 billion. We exercised the conversion rights on the redeemable convertible preferred stock and the convertible bonds in March 2011, and owned a 50.1% interest in KT Skylife Co., Ltd. as of December 31, 2014.

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

Under current Government regulations, if a network service provider has the largest market share for a specified type of service and its revenue from that service for the previous year exceeds a specific revenue amount set by the MSIP, it must obtain prior approval from the MSIP for the rates and the general terms for that service. Each year the MSIP designates service providers the rates and the general terms of which must be approved by the MSIP. In recent years, the MSIP had so designated us for local telephone service and SK Telecom for mobile service, and the MSIP, in consultation with the Ministry of Strategy and Finance, currently approves rates charged by us and SK Telecom for such services.

The MSIP currently does not regulate our domestic long-distance, international long-distance, broadband internet access and mobile service rates, but the inability to freely set our local telephone service rates may hurt profits from such business and impede our ability to compete effectively against our competitors. See “Item 4. Information on the Company—Item 4.B. Business Overview—Regulation—Rates.” The form of our standard agreement for providing local network service and each agreement for interconnection with other service providers are also subject to approval by the MSIP. In addition, the MSIP may periodically announce public policy guidelines or suggestions that we take into consideration in setting our tariff for non-regulated services. In June 2011, upon recommendation of the KCC, SK Telecom announced tariff reduction measures, including a reduction of the monthly fee by ￦1,000 for every subscriber, an exemption of usage charges for short text message service, or SMS, up to 50 messages per month and the introduction of flexible service plans for smartphone users. In August 2011, after discussions with the KCC, we adopted various tariff reduction measures, including a reduction of the monthly fee by ￦1,000 for every mobile subscriber, an exemption of usage charges for SMS, of up to 50 messages per month and the introduction of customized flat rate plans for smartphone users. The MSIP, which took over the KCC’s tariff regulation function in March 2013, is planning to gradually reduce and abolish activation fees by the end of 2015. As a result of discussions with the MSIP, in August 2013, we, LG U+ and SK Telecom reduced activation fees by approximately 40%. We reduced our activation fee from ￦24,000 to ￦14,400, SK Telecom reduced its activation fee from ￦39,600 to ￦23,760 and LG U+ reduced its activation fee from ￦30,000 to ￦18,000. In January 2014, the MSIP announced its plans to further reduce activation fees in the second half of 2014 so that such fees would be reduced to 50% of levels then-existing. In August 2014, we, SK Telecom and LG U+ reduced activation fees for new subscribers by approximately 50%. Our activation fee was reduced from ￦14,400 to ￦7,200, SK Telecom’s activation fee was reduced from ￦23,760 to ￦11,880 and LG U+’s activation fee was reduced from ￦18,000 to ￦9,000. SK Telecom abolished its activation fee completely in November 2014 and we abolished our activation fee completely in March 2015. There can be no assurance that we will not adopt other tariff-reducing measures in the future to comply with the Government’s public policy guidelines or suggestions.

Based on investigations conducted in December 2012 and January 2013, the KCC imposed a combined fine of approximately ￦12 billion on SK Telecom, LG U+ and us in January 2013 (our fine being approximately ￦2.9 billion), for providing subsidies that were higher than those allowed under current regulations to new mobile phone purchasers and subscribers, and also imposed temporary suspensions from recruiting new subscribers ranging from 20 days to 24 days. In March 2013, the KCC again imposed a combined fine of approximately ￦5 billion on SK Telecom, LG U+ and us (our fine being approximately ￦1.6 billion) for continuing to offer subsidies during the suspension period. In July 2013, the KCC imposed a combined fine of approximately ￦67 billion on SK Telecom, LG U+ and us (our fine being approximately ￦20 billion) and also imposed a seven day suspension on us from recruiting new subscribers, also in connection with providing excessive handset subsidies to new subscribers. In December 2013, the KCC again imposed a combined fine of approximately ￦106 billion on SK Telecom, LG U+ and us (our fine being approximately ￦30 billion), which is the largest fine ever imposed by the KCC on local mobile operators for providing excessive subsidies to new subscribers. In March 2014, the MSIP imposed a 45-day suspension on each of us, SK Telecom and LG U+ from recruiting new subscribers as a result of continuing to offer excessive handset subsidies to new subscribers, despite the order from the KCC prohibiting such subsidies. Additionally, the MSIP announced that it plans to bring criminal charges with fines of up to ￦150 million and imprisonment of less than three years against any carrier and responsible personnel that fails to adhere to the suspension or continues to offer illegal subsidies after the suspension is completed. In August 2014, the KCC again imposed a combined fine of approximately ￦58 billion on SK Telecom, LG U+ and us (our fine being approximately ￦11 billion) for providing excessive handset subsidies, and also imposed temporary suspensions on recruiting new subscribers for seven days on SK Telecom and LG U+. In December 2014, the KCC further imposed a fine of approximately ￦8 billion on each of SK Telecom, LG U+ and us for providing excessive handset subsidies and in March 2015 the KCC again imposed a combined fine of approximately ￦34 billion on SK Telecom, LG U+ and us (our fine being approximately ￦9 billion) for violation of regulations relating to handset sales, in connection with a used handset buyback program that we and the other telecommunications operators were promoting.

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

On October 1, 2014, the Act on Improvement of Mobile Telecommunication Device Distribution System (the “Mobile Device Act”), which seeks to lower the cost of communication and reduce handset factory prices by establishing fair and transparent order in the distribution of mobile telecommunication devices, went into effect. The Mobile Device Act regulates, inter alia, the sale and subsidies of mobile devices such as smartphones, with one of its purposes being to induce telecommunication operators to compete in lowering the costs of communications and encourage the manufacturers to reduce handset factory prices, while improving service quality. Under the Mobile Device Act, consumers may not be discriminated in terms of subsidies based on their age, place of residence or monthly subscription plan when using their existing mobile phones, buying a new phone or switching their mobile carriers. Furthermore, everyone, regardless of their status, is entitled to receive either a handset subsidy for the purchase of mobile phone models that were launched within the last 15 months, or a tariff discount (with the current discount rate set at 20%, effective as of April 24, 2015). The maximum amount of handset subsidy that telecommunications operators and handset manufacturers may offer is determined by Korean telecommunication regulators (such limit to be determined between ￦250,000 and ￦350,000, and may be adjusted every six months, with the current limit set at ￦330,000, effective as of April 8, 2015). Telecommunications operators are also required to publicly announce the amount of handset subsidy that they offer, which may not be readjusted within one week after such announcement. In addition, telecommunications operators are prohibited from using misleading or exaggerated advertisements, such as advertisements that mobile phones are free without adequately explaining that it is preconditioned on signing up for high-priced monthly subscription plans.

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

We also plan to put more focus on the Internet protocol (or IP) media market, and we began offering IPTV services in November 2008. IPTV is a service which combines video-on-demand services with real-time high definition broadcasting via broadband networks. The MSIP and the KCC have the authority to regulate IPTV services. Under the Internet Multimedia Broadcasting Business Act, anyone intending to engage in the IPTV services business must first obtain a license from the MSIP. Moreover, anyone intending to provide contents focused on news or contents that generally combine news, culture entertainment, and any other similar contents with IPTV providers, must obtain approval from the KCC. Furthermore, anyone intending to provide contents relating to the introduction of consumer products and other similar marketing content with IPTV providers must obtain additional approval from the MSIP. In addition, KT Skylife Co. (formerly Korea Digital Satellite Broadcasting Co., Ltd.), which became our consolidated subsidiary starting in January 2011, offers satellite TV services, which may also be packaged with our IPTV services. KT Skylife is also subject to regulation by the MSIP and the KCC pursuant to the Korea Broadcasting Act. In March 2015, amendments to the Internet Multimedia Broadcasting Business Act were passed at a plenary session of the National Assembly, which will become effective three months after it is promulgated, unless the President of Korea vetoes the amendments. Under such amendments, which will be in effect until June 2018, a single broadcasting operator may not have more than one-third of the market share of all paid broadcasting subscribers in Korea. As these amendments and the regulations thereunder have not yet become effective, their effects are currently uncertain.

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

On November 12, 2013, Mr. Suk-Chae Lee resigned from his position as the president and chief executive officer of KT Corporation following the investigation by prosecutors for alleged embezzlement and breach of fiduciary duty. A warrant for Mr. Lee’s arrest and detainment was submitted for approval to the Seoul Central District Court in January 2014, but was denied due to lack of ascertainable evidence for his arrest. In April 2014, the Seoul Central District prosecutor’s office charged Mr. Lee with embezzlement and breach of fiduciary duty, and also charged Mr. Il Yung Kim, our former non-independent director and former president of the KT Corporate Center, as a co-conspirator in the breach of fiduciary duty by Mr. Lee, and Mr. Yu-Yeol Seo, our former president of Home Business Group, as a co-conspirator in Mr. Lee’s embezzlement. The trials against these former employees are still ongoing, and we cannot be certain at this time what the outcome will be. However, there can be no assurance that any further developments in the trials will not adversely affect our business or cause our stock price to decline.

The reported investigation of and any adverse publicity associated with one of our subsidiaries could have a material adverse effect on our business, reputation and stock price.

An employee of KT ENS and several companies, some of which are KT ENS’s subcontractors, allegedly worked together to forge documents, including a forged proof of accounts receivable, to incur borrowings, of which ￦290 billion remains unpaid, from 16 Korean banks since 2008 in over 460 transactions, which were allegedly secured by the forged accounts receivable and endorsed by KT ENS. KT ENS’s management neither had knowledge of nor approved such transactions. On February 11, 2014, police raided the offices of the subcontractors in connection with their investigation of the loans. Upon discovery of the incident, KT ENS immediately suspended the employee in question without pay, pending the results of the investigations for any further disciplinary actions. The employee and several other persons involved in the incident were sentenced to prison terms by the Seoul Central District Court in August 2014. The appeals regarding the sentences are currently ongoing.

In March 2014, KT ENS filed for court receivership with the Seoul Central District Court, based on its inability to pay approximately ￦49 billion in commercial paper that became due after early redemption rights were exercised. The commercial paper had been issued in connection with construction of a solar power plant by a contractor of the project and guaranteed by KT ENS. KT ENS faced difficulties in preventing such exercise of redemption rights following the above incident, and we declined to provide additional financial support to KT ENS to repay the redeemed commercial paper. In August 2014, the Seoul Central District Court approved KT ENS’s restructuring plan, and determined that KT ENS is only responsible for 15% of the borrowings which remain unpaid, or approximately ￦46 billion. Pursuant to the plan, KT ENS is expected to repay all of its currently outstanding obligations. The banks have appealed the decision of the Seoul Central District Court, and the trial over the appeal is currently ongoing. While KT ENS’s restructuring is unlikely to have a material impact on our results of operations or financial condition on a consolidated basis, as KT ENS was not a consolidated subsidiary for 2014 due to its filing for court receivership, and our interest in KT ENS was classified as available-for-sale securities, any future legal proceedings against KT ENS and/or us may lead to significant losses. Such losses, as well as any adverse publicity associated with the incident, could have a material adverse effect on our business, reputation and stock price.

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

For example, in July 2012, the police arrested two individuals in connection with the alleged theft of personal information relating to approximately 8.7 million of our mobile phone subscribers. The individuals in question stole personal information through a series of hackings starting from February 2012 into our New Service and Technology Evolution Program (“N-STEP”), our mobile customer information system. Since the incident, approximately 29,800 of our mobile phone subscribers filed a total of 15 lawsuits against us in connection with the N-STEP hackings, alleging that we failed to protect their personal information, and are seeking total damages of approximately ￦15 billion. From August 2014 to January 2015, various district courts have awarded damages of ￦100,000 per plaintiff for 11 of the cases involving a total of approximately 29,000 of the subscribers, resulting in damages of approximately ￦3 billion to us, while the remaining trials are currently ongoing at various district courts. We have appealed the district courts’ decisions and the appeals are currently ongoing at the Seoul High Court.

Furthermore, in March 2014, the police arrested three individuals in connection with their alleged theft of personal information relating to approximately 9.8 million of our subscribers. The individuals in question stole the personal information of our subscribers through a series of hackings into our main homepage starting from February 2014. Since the incident, approximately 13,450 subscribers filed 18 lawsuits against us in connection with the information theft, seeking total damages of approximately ￦7 billion. The trials are currently ongoing at various district courts. In June 2014, we were fined ￦85 million by the KCC and were ordered to take corrective measures in connection with the most recent hacking incident. We filed an administrative appeal in August 2014 in connection with the KCC fine, and the appeal is currently ongoing at the Seoul Administrative Court.

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

Substantially all of our revenues are denominated in Won. Depreciation of the Won may materially affect the results of our operations because, among other things, it causes an increase in the amount of Won required by us to make interest and principal payments on our foreign-currency-denominated debt, the costs of telecommunications equipment that we purchase from overseas sources, net settlement payments to foreign carriers and certain payments related to our derivative instruments entered into for foreign exchange risk hedging purposes. Of the ￦12,815 billion total principal amount of borrowings outstanding as of December 31, 2014, ￦2,859 billion was denominated in foreign currencies with a weighted average interest rate of 3.49%. The interest rates of such debt denominated in foreign currencies ranged from 0.59% (Japanese Yen 5 billion bond issued in 2013) to 6.50% (for US$100 million fixed rate notes due 2034 issued under our medium-term note program). Upon identification and evaluation of our currency risk exposures, we, having considered various circumstances, enter into derivative financial instruments to try to manage some of such risks. Although the impact of exchange rate fluctuations has in the past been partially mitigated by such strategies, our results of operations have historically been affected by exchange rate fluctuations and there can be no assurance that such strategies will be sufficient to reduce or eliminate the adverse impact of such fluctuations in the future. See “Item 3. Key Information—Item 3.A. Select Financial Data—Exchange Rate Information”, “Item 5. Operating and Financial Review and Prospects—Item 5.B. Liquidity and Capital Resources” and “Item 11. Quantitative and Qualitative Disclosures About Market Risk—Interest Rate Risk.”

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

In recent years, adverse conditions and volatility in the worldwide financial markets, fluctuations in oil and commodity prices and the general weakness of the U.S. and global economy have contributed to the uncertainty of global economic prospects in general and have adversely affected, and may continue to adversely affect, the Korean economy. The value of the Won relative to major foreign currencies in general and the U.S. dollar in particular has also fluctuated widely. See “Item 3.A. Selected Financial Data—Exchange Rates.” A depreciation of the Won increases the cost of imported goods and services and the Won revenue needed by Korean companies to service foreign currency denominated debt. An appreciation of the Won, on the other hand, causes export products of Korean companies to be less competitive by raising their prices in terms of the relevant foreign currency and reduces the Won value of such export sales. Furthermore, as a result of adverse global and Korean economic conditions, there has been an overall decline and continuing volatility in the stock prices of Korean companies. The Korea Composite Stock Price Index, or KOSPI, declined from 1,897.1 on December 31, 2007 to 938.8 on October 24, 2008. While the KOSPI has recovered since 2008, closing at 2,142.6 on April 29, 2015, there is no guarantee that the stock prices of Korean companies will not decline again in the future. Future declines in the KOSPI and large amounts of sales of Korean securities by foreign investors and subsequent repatriation of the proceeds of such sales may continue to adversely affect the value of the Won, the foreign currency reserves held by financial institutions in Korea, and the ability of Korean companies to raise capital. Any future deterioration of the Korean or global economy could adversely affect our business, financial condition and results of operations.

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

•	financial problems or lack of progress in the restructuring of large troubled companies, their suppliers or the financial sector;

•	loss of investor confidence arising from corporate accounting irregularities or corporate governance issues at certain Korean companies;

•	the economic impact of any pending or future free trade agreements;

•	geo-political uncertainty and risk of further attacks by terrorist groups around the world;

•	the occurrence of severe health epidemics in Korea or other parts of the world, including the recent Ebola outbreak;

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

•

hostilities or political or social tensions involving countries in the Middle East and North Africa, including Iraq, Syria and Yemen, as well as in Ukraine and Russia, and any material disruption in the supply of oil or significant decrease or increase in the price of oil; and

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

North Korea’s economy also faces severe challenges, which may further aggravate social and political pressure within North Korea. There can be no assurance that the level of tension affecting the Korean peninsula will not escalate in the future. Any further increase in tensions, which may occur, for example, if North Korea experiences a leadership crisis, high level contacts between Korea and North Korea break down or military hostilities occur, could have a material adverse effect on our business, results of operations and financial condition.

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

Our legal and commercial name is KT Corporation. Our principal executive offices are located at KT Gwanghwamun Building East, 33, Jong-ro 3-gil, Jongno-gu, 110-130, Seoul, Korea and our telephone number is (8231)  727-0114.

Item 4.B.  Business Overview

We are the leading telecommunications service provider in Korea and one of the largest and most advanced in Asia. As an integrated telecommunications service provider, our principal services include:

•	mobile voice and data telecommunications services based on 3G W-CDMA technology and 4G LTE technology;

•	fixed-line services, which include:

➢	telephone services, including local, domestic long-distance and international long-distance fixed-line and VoIP telephone services and interconnection services to other telecommunications companies;

➢	broadband Internet access service and other Internet-related services, including IPTV services; and

➢	data communication service, including leased line service and dedicated broadband internet connection service to institutional customers;

•	credit card processing and other financial services through KT Capital Co., Ltd. and BC Card Co., Ltd.; and

•

various other services, including satellite service and information technology, real estate business, satellite TV service, media contents business and network services such as cloud computing services.

We also offered automobile rental services through KT Rental Co., Ltd. An agreement to sell KT Rental to the Lotte Group for approximately ￦1.02 trillion (with estimated proceeds to KT Corporation being approximately ￦772 billion) was entered into in March 2015, and the sale is expected to be completed in May 2015.

Leveraging on our dominant position in the fixed-line telephone services market and our established customer base in Korea, we have successfully pursued new growth opportunities during the past decade and obtained strong market positions in each of our principal lines of business. In particular:

•	in the mobile services market in Korea, we achieved a market share of 30.3% with approximately 17.3 million subscribers as of December 31, 2014;

•

in the fixed-line telephone services market in Korea, we continue to be the dominant provider with approximately 23.9 million installed lines, of which 13.7 million lines were in service as of December 31, 2014. As of such date, our market share of the local market was 81.0% and our market share of the domestic long-distance market was 78.9%;

•	we are Korea’s largest broadband Internet access provider with 8.1 million subscribers as of December 31, 2014, representing a market share of 42.3%; and

•	we are also the leading provider of data communication services in Korea.

For the year ended December 31, 2014, our operating revenues were ￦23,727 billion, our loss for the period was ￦941 billion and our basic loss per share was ￦4,215. As of December 31, 2014, our total assets were ￦33,799 billion, total liabilities were ￦22,012 billion and total equity was ￦11,788 billion.

Business Strategy

We believe the telecommunications market in Korea is nearing saturation, despite certain areas of growth remaining due to Korea’s growing economy, consumers’ willingness to adopt new technologies, relatively high income and a relatively large middle class. To maintain our competitiveness, we believe we need to pursue growth in other areas, while maintaining our strength in existing businesses. In order to enhance the management efficiencies of our mobile and fixed-line telecommunications operations as well as more effectively respond to the convergence trends in the telecommunications industry, KTF merged into KT Corporation in June 2009, with KT Corporation surviving the merger. In 2014, we restructured our organization into five business groups, the Marketing Group, the Customer Group, the Enterprise Operations Group, the Global Business Group and the Future Convergence Business Group, so that we may achieve higher synergies, more effectively address differing needs of our customer segments, as well as strengthen our competitiveness and discover new growth opportunities. As part of our efforts to improve our operational efficiencies, we transferred all operations relating to fixed-line sales activities (including on-site sales, line activation, after service, and customer center operations) to our subsidiaries in 2014.

We also established subsidiaries to oversee our satellite and real estate operations, and expanded the number of specialized employees for each business, to further strengthen such operations and to pursue strategic alliances with other global corporates. In May 2014, we announced our “GiGAtopia” corporate vision, which seeks to converge ultra-fast broadband services to our smartphone services, and launched our olleh GiGA Internet service, which provides transmission speed of up to 1 Gbps, in October 2014 (“olleh GiGA Internet Service”). We also seek to provide other services that converge information & communication technology with other fields such as energy, security, media, healthcare and transportation, utilizing our fixed-line and wireless infrastructure based on our olleh GiGA Internet Services and LTE mobile services. By promoting our convergence services, we aim to contribute in changing the current subsidy-based Korean telecommunication market competition to one based on innovative technology, products and enhanced services. Consistent with our overall goals, we aim to pursue the following strategy for our business groups:

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

In 2010, we launched a new brand “olleh” to promote our bundled products, which include broadband Internet access service, IPTV service, Internet phone service and fixed-line telephone service. We aim to differentiate ourselves from our competitors by providing broadband Internet access service using high-speed fiber-to-the-home (or FTTH) connection and offering Internet phone service with value-added features such as video communication, short message service and phone banking. We also began offering real-time broadcasting service on our IPTV service starting in November 2008.

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

•

Enterprise Operations Group. Through our Enterprise Operations Group, we aim to provide our corporate, small- and medium-sized enterprise and government agency customers with one-stop solution services, including designing data communications and information technology infrastructure and overseeing their day-to-day operations with the objective of achieving operational efficiencies and cost savings, as well as establishing and executing business plans for our global operations. Furthermore, in conjunction with our Future Convergence Business Group, we seek to expand our operations in the fields of smart energy, unified security systems and oversized data management.

•

Global Business Group. Through our Global Business Group, we are expanding our global operations by designing, developing and optimizing mobile virtual network operation, cloud computing, internet data centers and other global network services, in conjunction with overseas network operators and other global telecommunications companies. To this end, we have established or acquired overseas branches or subsidiaries in target countries to design and construct telecommunication networks and develop information & communication technology convergence products, as well as seeking further overseas opportunities working with quality Korean small- and medium-sized enterprises.

•

Future Convergence Business Group. Due to the saturation within the Korean telecommunication market and limitations on growth in the traditional telecommunications services market, through our Future Convergence Strategy Group, we aim to concentrate our existing business capabilities in achieving new synergies by converging information & communication technology with other fields, such as smart energy, unified security systems, next-generation media, healthcare and intelligent traffic control. In the field of smart energy, through the KT Micro-Energy Grid system, our convergence energy optimization project, we seek to contribute in preventing energy crisis and to increase energy efficiency. In the field of unified security systems, we seek to contribute to the establishment of national response systems for natural and other disasters, as well as enhancing personal and corporate security. In the field of next-generation media, we seek to contribute to the development of next-generation media contents and new media technology, thereby supporting the expansion of Korean media contents to overseas markets. We are also seeking ways to develop personalized treatment systems to provide enhanced healthcare, as well as creating intelligent traffic control systems to reduce traffic.

The Telecommunications Industry in Korea

The Korean telecommunications industry is one of the most developed in Asia. According to the MSIP, the number of mobile subscribers in Korea was 57.2 million and the number of broadband Internet access subscribers in Korea was 19.2 million as of December 31, 2014. As of December 31, 2014, the mobile penetration rate, which is calculated by dividing the number of mobile subscribers (including multiple counting of those who subscribe to more than one mobile service) by the population of Korea, was 111.2%, and the broadband Internet penetration rate, which is calculated by dividing the number of broadband Internet access service subscribers (including multiple counting of those who subscribe to more than one broadband Internet access service) by the number of households in Korea, was 92.6%.

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

Since the introduction of three new operators in 1997, the Korean mobile market has undergone consolidation and significant growth. Following SK Telecom’s purchase of a controlling stake in Shinsegi, we acquired a 47.9% interest in Hansol M.com in 2000 and renamed the company KT M.com. KT M.com merged into KTF in May 2001 and Shinsegi merged into SK Telecom in January 2002. In June 2009, KTF merged into KT Corporation, with KT Corporation surviving the merger. KT

Corporation and SK Telecom offer third-generation, high-capacity HSDPA-based IMT-2000 wireless Internet and video multimedia communications services that use significantly greater bandwidth capacity. In July 2011, SK Telecom and LG U+ began offering fourth-generation communications services based on LTE technology, which enables data transmission at a speed faster than W-CDMA or WiBro networks, and we began our 4G LTE services in January 2012. Additionally, in September 2013, we commenced providing wideband LTE services, which utilizes our adjoining 20 MHz of bandwidths in the 1.8 GHz spectrum to provide transmission speed of up to 150 Mbps, twice faster than those offered under standard LTE services. SK Telecom also began providing its wideband LTE services in September 2013 and LG U+ commenced providing its wideband LTE services in January 2014. We expanded our wideband LTE services to all of Korea in July 2014. As of December 31, 2014, the number of our LTE subscribers exceeded 10.5 million. Furthermore, in March 2014, we commercialized Wideband LTE-A services, which interconnects our 20 MHz of bandwidth in the 1.8 GHz spectrum used to offer wideband LTE services with the 10 MHz of bandwidth in the 900 MHz spectrum used to offer standard LTE services by utilizing inter-band carrier aggregation technology to support transmission speed of up to 225 Mbps, and began additionally interconnecting 10 MHz of bandwidth in the 2.1 GHz spectrum in January 2015 to support transmission speed of up to 300 Mbps under the “Wideband LTE-A X4” service.

In April 2014, LG U+, SK Telecom and we began offering various unlimited mobile service packages, offering mobile subscribers with unlimited voice calls, text messaging, and LTE data. We believe that the continuing intense competition among major telecommunications operators in Korea and the resulting pressure on our fees, including from offerings of unlimited usage plans, may have a material adverse impact on our results of operations.

The table below gives the subscription and penetration information of the mobile telecommunications industry for the periods indicated:

	As of December 31,
	2010	2011	2012	2013	2014
Total Korean Population (1)	50,516	50,734	50,948	51,141	51,409
Mobile Subscribers (2)	50,767	52,507	53,624	54,681	57,208
Mobile Subscriber Growth Rate	5.9%	3.4%	2.1%	2.0%	4.6%
Mobile Penetration (3)	100.5%	103.5%	105.3%	106.9%	111.2%

(1)	In thousands, based on the number of registered residents as published by the Ministry of Government Administration and Home Affairs of Korea.

(2)	In thousands, based on information announced by the KCC.

(3)	Penetration is determined by dividing mobile subscribers by total Korean population.

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

Since the subscribers of two-way cable networks share a limited bandwidth, the downstream speed tends to slow down as the number of subscribers increases, thereby decreasing the quality of

HFC-based service. While xDSL technology was commercially introduced after HFC technology, it has surpassed HFC to become the prevalent broadband access platform in Korea. VDSL, ADSL-based technology with enhanced downstream speed, became commercialized in 2002. Some of the service providers have upgraded their broadband network to provide fiber optic LAN-based service to their subscribers, which further enhances data transmission speed up to 1 Gbps as well as improves connection quality, and enables such service providers to offer video-on-demand services with real-time high definition broadcasting.

In recent years, broadband Internet access service providers and mobile telecommunications service providers have focused their attention on providing wireless Internet connection capabilities. They have introduced wireless LAN service with speed of up to 1.3 Gbps, which is designed to integrate fixed-line and wireless services by offering high speed wireless Internet access to laptops, PDAs and smartphones in hot-spot zones and at home. Some service providers have also developed wireless Internet networks to provide WiBro service, which enables two-way wireless broadband Internet access to portable computers, mobile phones and other portable devices at a speed averaging 6 Mbps.

Our Services

Mobile Service

We provide mobile services based on W-CDMA technology and LTE technology. Prior to the merger of KTF into KT Corporation, we provided such services through KTF, which was formerly a consolidated subsidiary. KTF obtained one of the three licenses to provide nationwide 2G service in June 1996 and began offering 2G service in October 1997. In June 2009, KTF merged into KT Corporation, with KT Corporation surviving the merger, with the objective of maximizing management efficiencies of our fixed-line and mobile telecommunications operations as well as more effectively responding to the convergence trends in the telecommunications industry. We currently offer HSDPA-based IMT-2000 services, which are third-generation, high-capacity wireless Internet and video multimedia communications services based on W-CDMA wireless network standards. In January 2012, we also began offering 4G LTE services following the termination of our 2G services. We completed the expansion of our 4G LTE service coverage nationwide in October 2012 and commenced providing wideband LTE services in September 2013, and commercialized Wideband LTE-A services in March 2014, and began offering “Wideband LTE-A X4” services in January 2015 as discussed above.

Revenues related to mobile service accounted for 29.9% of our operating revenues in 2014. In addition, our goods sold, which are primarily from mobile handset sales, accounted for 14.7% of our operating revenues in 2014. The following table shows selected information concerning the usage of our network during the periods indicated and the number of our subscribers as of the end of such periods:

	As of or for the Year Ended December 31,
	2012		2013		2014
Outgoing Minutes (in millions)		34,520		34,164		36,922
Average Monthly Outgoing Minutes per Subscriber (1)		174		182		196
Average Monthly Revenue per Subscriber (2)	￦	33,519	￦	35,236	￦	37,260
Number of Subscribers (in thousands)		16,502		16,454		17,328

(1)	The average monthly outgoing minutes per subscriber is computed by dividing the total minutes of usage for the period by the weighted average number of subscribers for the period and dividing the quotient by the number of months in the period. The weighted average number of subscribers is the sum of the total number of subscribers at the end of each month divided by the number of months in the period.

(2)	The average monthly revenue per subscriber is computed by dividing initial activation fees, total monthly fees, usage charges, interconnection fees and value-added service fees for the period by the weighted average number of subscribers and dividing the quotient by the number of months in the period.

We compete with SK Telecom, a mobile service provider that has a longer operating history than us, and LG U+ which began its service at around the same time as KTF. As of December 31, 2014, we had approximately 17.3 million subscribers, or a market share of 30.3%, which was second largest among the three mobile service providers.

We market our mobile services primarily through independent exclusive dealers located throughout Korea. As of December 31, 2014, there were approximately 2,500 shops managed by our independent exclusive dealers. In addition to assisting new subscribers to activate mobile service and purchase handsets, authorized dealers are connected to our database and are able to assist customers with account information. Although most of these dealers sell exclusively our products and services, sub-dealers hired by exclusive dealers may sell products and services offered by other mobile telecommunications service providers. Authorized dealers are entitled to a commission for each new subscriber registered, as well as ongoing commissions for the first five years based primarily on the subscriber’s monthly fee, usage charges and length of subscription. The handsets sold by us to the dealers cannot be returned to us unless they are defective. If a handset is defective, it may be exchanged for a new one within 14 days from the date of purchase. On October 1, 2014, the Mobile Device Act, which regulates the sale and subsidies of mobile telecommunication devices, went into effect. See “Regulation—Rates”.

In response to the diversification of our customers’ demands and their increasing sophistication, we have also selectively engaged in opportunities to expand our internal sales channels in recent years. In 2007, we established a wholly-owned subsidiary, KT M&S Co., Ltd., that operates approximately 252 customer plazas that engage in mobile service sales activities as well as provide a one-stop shop for a wide range of other services and products that we offer. We also operate a website to promote and advertise our products and services to the general public and in particular to younger customers who are more familiar with the Internet.

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

Fixed-line Services

We provide a variety of fixed-line communication services, including various telephone services, broadband and other internet services and data communication services.

Fixed-line Telephone Services

We utilize our extensive nationwide telephone network to provide fixed-line telephone services, which consist of local, domestic long-distance, international long-distance services and land-to-mobile interconnection services. These fixed-line telephone services accounted for 11.0% of our operating revenues in 2014. Our telephone network includes exchanges, long-distance transmission equipment and fiber optic and copper cables. The following table gives some basic measures of the development of our telephone system. In recent years, the proliferation of mobile phones, as well as the availability of increasingly lower wireless pricing plans, some of which include unlimited voice minutes, have led to significant decreases in our domestic long-distance call minutes and local call pulses.

	As of or for the Year Ended December 31,
	2010	2011	2012	2013	2014
Total Korean population (thousands) (1)	50,516	50,734	50,948	51,141	51,328
Lines installed (thousands) (2)	25,524	23,925	25,242	24,264	23,930
Lines in service (thousands) (2)	16,620	15,900	15,121	14,032	13,713
Lines in service per 100 inhabitants (3)	32.9	31.3	29.7	27.4	26.7
Fiber optic cable (kilometers)	448,328	527,188	584,932	636,347	673,783
Number of public telephones installed (thousands)	123	111	101	94	88
Domestic long-distance call minutes (millions) (4)	7,318	6,574	6,067	4,842	3,512
Local call pulses (millions) (4)	7,973	6,697	6,071	4,895	3,969

(1)	Based on the number of registered residents as published by the Ministry of Government Administration and Home Affairs of Korea.

(2)	Including lines used for public telephones but excluding lines dedicated to centralized extension system services for corporate subscribers.

(3)	Determined based on lines in service and total Korean population.

(4)	Excluding calls placed from public telephones.

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

The following table shows the number of minutes of international long-distance calls recorded by us and specific service providers utilizing our international long-distance network in each specified category for each year in the five-year period ended December 31, 2014:

	Year Ended December 31,
	2010	2011	2012	2013	2014
	(In millions of billed minutes)
Incoming international long-distance calls	523.5	541.6	520.3	628.4	549.4
Outgoing international long-distance calls	325.1	332.1	289.7	244.2	212.2

Total	848.6	873.7	810.0	872.6	761.6

Japan (26.6%), China (20.7%) and the United States (9.3%) accounted for the greatest percentage of our international long-distance call traffic measured in minutes in 2014. In recent years, the volume of our incoming calls has exceeded the volume of our outgoing calls. The agreed settlement rate is applied to the call minutes to determine the applicable net settlement payment.

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

Internet phone services. The volume of calls made through Internet phone services has significantly increased since Internet phone service was first introduced in Korea in 1998. We provide Internet phone services that enable VoIP phone devices with broadband connection to make domestic and international calls. In order to differentiate our Internet phone services from our competitors’ services, we provide value-added services such as video communication, short message service, phone banking and a variety of traffic and local news information. As of December 31, 2014, we had approximately 3.4 million subscribers.

Internet Services

Broadband Internet Access Service. Leveraging on our nationwide network of 673,783 kilometers of fiber optic cable network, we have achieved a leading market position in the broadband Internet access market in Korea. We believe we have a competitive advantage over other broadband Internet access service providers because, unlike our competitors, we can utilize our existing networks nationwide to provide broadband Internet access service. Our broadband Internet access service accounted for 8.2% of our operating revenues in 2014. Our principal Internet access services include:

•	ADSL, VDSL, Ethernet and FTTH services under the “olleh Internet” and “olleh GiGA Internet” brand name;

•

wireless LAN service (or WiFi) under the “ollehWiFi” brand name, which is designed to integrate fixed-line and wireless services by offering high speed wireless Internet access to laptops, PDAs and smartphones in hot-spot zones and olleh Internet service in fixed-line environments. OllehWiFi enables subscribers to access the Internet at a speed of up to 1.3 Gbps. We sponsored approximately 100,000 hot-spot zones nationwide for wireless connection as of December 31, 2014; and

•	olleh 4G WiBro Internet access service, which enables two-way wireless broadband Internet access to portable computers, mobile phones and other portable devices at a speed averaging 6 Mbps per user.

We had approximately 8.1 million fixed-line olleh Internet subscribers and approximately 124,000 ollehWiFi service subscribers as of December 31, 2014. We commercially launched our WiBro service in June 2006, and we had approximately 720,000 subscribers as of December 31, 2014. We launched our olleh GiGA Internet Service, which provides transmission speed of up to 1 Gbps, and had approximately 117,000 subscribers as of December 31, 2014. We also bundle our WiBro service with olleh Internet and ollehWiFi services at a discount in order to attract additional subscribers.

Our olleh Internet service utilizes ADSL technology, which is a technology that converts existing copper twisted-pair telephone lines into access paths for multimedia and high-speed data communications. ADSL transforms the existing public telephone network from one limited to voice, text and low-resolution graphics to a system capable of bringing multimedia to subscriber premises without new cabling. The asymmetric design optimizes the bandwidth by maximizing the downstream speed for downloading information from the Internet. While ADSL technology was commercially introduced after HFC-based technology, it has surpassed HFC to become the prevalent access platform in Korea. VDSL, ADSL-based technology with enhanced downstream speed, became commercialized in July 2002. We are continually upgrading our broadband network to enable better FTTH connection, which further enhances data transmission speed of up to 1 Gbps and connection quality. FTTH is a telecommunication architecture in which a communication path is provided over optical fiber cables extending from the telecommunications operator’s switching equipment to the boundary of home or office. FTTH uses fiber optic cable, which is able to carry a high-bandwidth signal for longer distances without degradation. FTTH enables us to deliver enhanced products and services that require high bandwidth, such as IPTV, and other digital media content with higher stability.

The high-speed downstream rates can reach up to 8 Mbps for ADSL, 100 Mbps for VDSL and 1 Gbps for FTTH. Downstream rates depend on a number of factors. For a constant wire gauge, the data rate decreases as the length of the copper wire increases. Generally, if the separation between the telephone office and the subscriber is greater than four kilometers, line attenuation is so severe that broadband speeds can no longer be achieved. Approximately 95% of the households subscribing to our basic local telephone service are located within a four kilometer radius of our telephone offices, making our olleh Internet service available to most of the Korean population. Fiber-optic cable used by FTTH, on the other hand, uses laser light to carry signals that travel long distances inside fiber optic cable without degradation.

Other Internet-related Services. Our other Internet-related services focus primarily on providing infrastructure and solutions for business enterprises, as well as IPTV and network portal services. Our other Internet-related services accounted for 4.9% of our operating revenues in 2014.

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

We also offer high definition video-on-demand and real-time broadcasting IPTV services under the brand name “olleh TV,” and began offering ultra-high-definition (“UDH”) IPTV services, which offer resolutions up to four times those offered under high-definition television services, under the brand name “olleh GiGA UHD TV” starting in September 2014. Our IPTV service offers access to an array of digital media contents, including movies, sports, news, educational programs and TV replay, for a fixed monthly fee or on a pay-per-view basis. Through a digital set-top box that we rent to our customers, our customers are able to browse the catalogue of digital media contents and view selected media streams on their television. A set-top box provides two-way communications on an IP network and decodes video streaming data. We had 5.9 million olleh TV subscribers as of December 31, 2014. In March 2015, amendments to the Internet Multimedia Broadcasting Business Act were passed at a plenary session of the National Assembly, which will become effective three months after it is promulgated unless vetoed by the President of Korea. Under such amendments, which will be in effect until June 2018, a single broadcasting operator may not have more than one-third of the market share of all paid broadcasting subscribers in Korea.

Data Communications Service

Our data communications service involves offering exclusive lines that allow point-to-point connection for voice and data traffic between two or more geographically separate points. As of December 31, 2012, 2013 and 2014, we leased 246,951 lines, 235,147 lines and 231,436 lines to domestic and international businesses. The data communication service accounted for 4.8% of our operating revenues in 2014.

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

Financial Services

To further diversify our business and to create synergies through utilization of our mobile telecommunications network in financial services, we, through our subsidiary KT Capital Co., Ltd., acquired 1,622,520 additional shares of common stock of BC Card Co., Ltd. from Woori Bank, Busan Bank and Shinhan Card for approximately ￦252 billion in October 2011. As we were deemed to have control over BC Card Co., Ltd., it became our consolidated subsidiary starting in October 2011. We acquired an additional 1,349,920 common shares of BC Card Co., Ltd. in January 2012 for approximately ￦287 billion, and owned a 69.54% interest in BC Card Co., Ltd. as of December 31, 2014. BC Card Co., Ltd. offers various credit card and related financial services. KT Capital had consolidated operating revenues of ￦186 billion and net income of ￦69 billion for the year ended December 31, 2014 and consolidated assets of ￦2,038 billion and liabilities of ￦1,760 billion as of December 31, 2014. In March 2014, the investment business division of KT Capital Co., Ltd., including 3,059,560 common shares of BC Card Co., Ltd. that KT Capital Co., Ltd. held, was spun off and merged into KT Corporation, to further strengthen the synergy between telecommunication and finance operations within the KT group and increase shareholder value. Financial Services accounted for 17.2% of our operating revenues in 2014. To focus on our core telecommunications business, we had actively sought to dispose of our interests in KT Capital, which we discontinued as we believed the potential offers did not adequately reflect KT Capital’s value. We will continue to evaluate various options in which we can maximize KT Capital’s strategic value, based on our overall corporate strategy and other factors.

Automobile Rental Services

We also operated KT Rental, a subsidiary that provides rental cars and equipment. In March 2010, MBK Partners, a private equity firm, and we jointly acquired Kumho Rent-A-Car Co., Ltd. from Korea Express Inc. for ￦263 billion, with each taking a 50% stake. Kumho Rent-A-Car was subsequently merged with the car rental business unit of KT Rental in June 2010. KT Rental became a consolidated subsidiary starting in 2012, as the restriction on our controlling power over KT Rental pursuant to a shareholders’ agreement was resolved as a result of the acquisition of KT Rental’s common stock by Hana Daetoo Securities Co., Ltd. and other investors from the then-second largest shareholder in July 2012. KT Rental operated approximately 122,000 vehicles as of December 31, 2014 and had a market share of 26.6% of the domestic car rental market in 2014. Automobile rental services accounted for 3.3% of our operating revenues in 2014. An agreement to sell KT Rental to the Lotte Group for approximately ￦1.02 trillion (with estimated proceeds to KT Corporation being approximately ￦772 billion) was entered into in March 2015, and the sale is expected to be completed in May 2015.

Miscellaneous Businesses

We also engage in various business activities that extend beyond telephone services and data communications services, including satellite services, information technology and network services, real estate development, satellite TV services, with the consolidation of KT Skylife Co. starting in January 2011, and media contents business with the establishment of KT Media Hub Co., Ltd. in December 2012. As of December 31, 2014, KT Media Hub Co., Ltd. had revenues of ￦335 billion. We merged KT Media Hub Co., Ltd. into KT Corporation in March 2015, to enhance shareholder value by increasing management efficiency and promoting synergy among our existing businesses. Our miscellaneous businesses accounted for 6.1% of our operating revenues for 2014.

We provide transponder leasing, broadcasting, video distribution and data communications services through our satellites. We currently operate two satellites, Koreasat 5 and Koreasat 6 (also known as olleh 1), and own interests in one additional satellite, Koreasat 8. In August 2006, we launched Koreasat 5 to replace Koreasat 2 (launched in 1996 with a design life of ten years). Koreasat 5, a combined civil and governmental communications satellite, is the first Korean satellite to provide commercial satellite services to neighboring countries. The design life of Koreasat 5 is 15 years, and it currently remains in operation.

In December 2010, we launched Koreasat 6, with a design life of 15 years, to replace Koreasat 3 (originally launched in 1999, with a design life of 12 years). Koreasat 6 began its commercial operation in February 2011 and carries transponders that are mainly used for direct-to-home satellite broadcasting, video distributions and data communications services. Most of the direct-to-home satellite broadcasting transponders are utilized by KT Skylife Co. We also lease satellite capacity from other satellite operators to offer satellite services to both domestic and international customers. In August 2010, we procured from Asia Broadcast Satellite (“ABS”), a Hong Kong-based satellite operator, four transponders on ABS-1 satellite and eight additional transponders on ABS-2 satellite (which was later renamed Koreasat 8) in order to provide global satellite services. Koreasat 8 launched its operations in February 2014. In the second half of 2014, we transferred our interest in the ABS-1 transponders to the Koreasat 8 satellite. We sold to ABS the Koreasat 3 satellite in September 2011, as the satellite had reached the end of its design life. We expect to launch two additional satellites during 2016, one to offer new satellite services, and the other to replace Koreasat 5.

In December 2012, we spun-off our satellite service business by establishing KT Sat Co., Ltd., in an effort to enhance operational specialization and to foster management efficiency, enabling us to respond more promptly to the changing market environments and increasing competitiveness.

In December 2013, the MSIP declared that the contract over our sale of Koreasat 3 was null and void, on the grounds that the satellite was sold without obtaining proper government approval. We are currently involved in arbitration proceedings against ABS pursuant to the Rules of the International Chamber of Commerce over the Koreasat 3 satellite ownership and contract violation claims.

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

To respond to the trend of convergence in the telecommunications and broadcasting industries, and to seek additional synergies with our existing operations, we acquired 5,600,000 shares of redeemable convertible preferred stock with voting rights and convertible bonds that were convertible into 5,600,000 shares of common stock of KT Skylife Co., Ltd. from Dutch Savings Holdings B.V. in January 2011 for approximately ￦246 billion. We exercised the conversion rights on the redeemable convertible preferred stock and the convertible bonds in March 2011, and owned a 50.1% interest in KT Skylife Co., Ltd. as of December 31, 2014. KT Skylife offers satellite TV services, which may also be packaged with our IPTV services as further described below, and had consolidated operating revenues of ￦653 billion and net income of ￦55 billion for the year ended December 31, 2014 and consolidated assets of ￦683 billion and liabilities of ￦246 billion as of December 31, 2014.

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

Revenues and Rates

The table below shows the percentage of our revenues derived from each category of services for each of the years from 2012 to 2014:

	Year Ended December 31,
	2012	2013	2014
Mobile services	26.7%	27.9%	29.9%
Fixed-line services	30.8	29.8	28.9
Fixed-line telephone services:
Monthly basic charges	3.3	3.1	2.9
Monthly usage charges	7.1	6.1	5.2
Others	3.4	3.2	2.9

Sub-total	13.7	12.4	11.0

Internet services:
Broadband Internet access service	8.3	8.4	8.1
Other Internet-related services (1)	3.5	4.1	4.9

Sub-total	11.8	12.5	13.0

Data communications service (2)	5.3	5.0	4.8
Goods sold (3)	18.6	16.9	14.7
Financial services	13.5	13.6	17.2
Automobile rental services (4)	1.0	2.5	3.3
Miscellaneous businesses (5)	9.4	9.2	6.1

Operating revenues	100.0%	100.0%	100.0%

(1)	Includes revenues from services provided by our Internet data centers, Bizmeka and olleh TV.

(2)	Includes revenues from Kornet Internet connection service and satellite services.

(3)	Includes mobile handset sales.

(4)	KT Rental Co., Ltd. became our consolidated subsidiary starting in 2011. An agreement to sell KT Rental to the Lotte Group for approximately ￦1.02 trillion (with estimated proceeds to KT Corporation being approximately ￦772 billion) was entered into in March 2015, and the sale is expected to be completed in May 2015.

(5)	Includes revenues from satellite services, information technology and network services and real estate development business.

Mobile Services

We derive revenues from mobile services principally from:

•	activation fees;

•	monthly fees;

•	usage charges for outgoing calls;

•	usage charges for wireless data transmission;

•	contents download fees;

•	value-added monthly service fees; and

•	mobile-to-mobile interconnection charges.

We offer various rate plans, including those that offer a specified number of free airtime minutes per month in return for a higher monthly fee and those that are geared toward business customers. In August 2013, we, SK Telecom, and LG U+ reduced the activation fee for new subscribers by approximately 40%. Our activation fee was reduced from ￦24,000 to ￦14,400, SK Telecom’s activation fee was reduced from ￦39,600 to ￦23,760, and LG U+’s activation fee was reduced from ￦30,000 to ￦18,000. In January 2014, the MSIP announced its plans to further reduce activation fees in the second half of 2014 so that such fees would be reduced to 50% of levels then-existing. In August 2014, we, SK Telecom and LG U+ reduced activation fees for new subscribers by approximately 50%. Our activation fee was reduced from ￦14,400 to ￦7,200, SK Telecom’s activation fee was reduced from ￦23,760 to ￦11,880 and LG U+’s activation fee was reduced from ￦18,000 to ￦9,000. SK Telecom abolished its activation fee completely in November 2014 and we abolished our activation fee completely in March 2015. We currently only offer our standard rate plan for our HSDPA-based service. Under our standard rate plan we charge a monthly fee of ￦11,000, voice calling usage charges of ￦1.8 per second and video calling usage charges of ￦3 per second, without any free voice or video call airtime minutes.

A subscriber may also subscribe to an individually designed calling rate plan by mixing free voice calling airtime minutes and free text messages at a set monthly fee. We also provide plans specially designed for elderly and pre-teen subscribers as well as special discounts to our subscribers with physical disabilities.

We introduced rate plans specifically for smartphone users starting in September 2009. In June 2013, we introduced the Everyone olleh rate plan, which permits users to make unlimited voice calls within our wireless network, and the Fixed-Line & Wireless Unlimited rate plan, which permits users to make unlimited voice calls within both our fixed-line and wireless networks. Starting from November 2014, we began offering our major 3G and LTE mobile plans at discounted rates which were previously offered only to subscribers who signed on for mandatory subscription periods ranging from one to two years, thereby eliminating the need to sign on for any mandatory subscription period to benefit from our discounted plans and removing any early termination penalties. We believe such changes allow our subscribers a wider flexibility in choosing their mobile plans based on their needs. The following table summarizes the charges associated with our representative smartphone service plans:

	Free Airtime Minutes (1)				Free Data Transmission (2)	Monthly Fee		Discount (3)
	Voice or video calls to anyone			Voice or video calls to our mobile subscribers	(in megabytes)
i-teen			193			￦	34,000	￦	13,000
i-Slim			150		100		34,000		13,000
i-Lite			200		500		44,000		16,000
i-Talk			250		100		44,000		16,000
i-Value			300		Unlimited		54,000		18,000
i-Medium			400		Unlimited		64,000		21,000
i-Special			600		Unlimited		78,000		24,000
i-Premium	800			Unlimited	Unlimited		94,000		30,000
Everyone olleh 35(3G)	130			Unlimited	750		35,000		7,000
Everyone olleh 45(3G)	185			Unlimited	1,536		45,000		11,000
Everyone olleh 55(3G)	250			Unlimited	2,560		55,000		14,000
Fixed-Line & Wireless Unlimited 67(3G) (4)(5)	Unlimited	(200)		Unlimited	5,120		67,000		16,000
Fixed-Line & Wireless Unlimited 77(3G) (4)(5)	Unlimited	(200)		Unlimited	9,216		77,000		18,000
Fixed-Line & Wireless Unlimited 97(3G) (4)(5)	Unlimited	(200)		Unlimited	17,408		97,000		20,000
Fixed-Line & Wireless Unlimited 129(3G) (4)(5)	Unlimited	(200)		Unlimited	25,600		129,000		30,000
Net i-Slim			150		100		21,000		—
Net i-Value			300		Unlimited		34,000		—
Net Everyone olleh 28(3G)	130			Unlimited	750		28,000		—
Net Everyone olleh 34(3G)	185			Unlimited	1,536		34,000		—
Net Everyone olleh 41(3G)	250			Unlimited	2,560		41,000		—
Net Fixed-Line & Wireless Unlimited 51(3G) (4)(5)	Unlimited	(200)		Unlimited	5,120		51,000		—
Net Fixed-Line & Wireless Unlimited 61(3G) (4)(5)	Unlimited	(200)		Unlimited	10,240		61,000		—
Net Fixed-Line & Wireless Unlimited 77(3G) (4)(5)	Unlimited	(200)		Unlimited	17,408		77,000		—
Net Fixed-Line & Wireless Unlimited 99(3G) (4)(5)	Unlimited	(200)		Unlimited	25,600		99,000		—

(1)	Starting in May 2012, each second of video call counts as 1.66 second of voice call.

(2)	We do not charge for data transmission in wireless LAN zones and charge ￦0.01 per 0.5 kilobyte for any data transmission exceeding the free monthly quota, up to a maximum of ￦150,000.

(3)	We provide various discounts to subscribers signing up for mandatory subscription periods.

(4)	Includes free mobile and fixed-line voice calls and 200 minutes of free video calls.

(5)	Provides an additional daily quota of 2GB after the free monthly quota has been exhausted and also provides unlimited use of data at transmission speed of up to 3Mbps after the daily quota of 2GB has been exhausted.

In connection with the rollout of our 4G LTE services in January 2012, we also introduced new rate plans specifically for LTE phone users. We began offering various unlimited data plans in March 2014, which allows unlimited LTE data usage within certain transmission speeds after the monthly quota at the highest LTE data transmission speed has been exhausted. The following table summarizes charges for our representative LTE service plans:

	Free Airtime Minutes (1)			Free Data Transmission (2)	Monthly Fee		Discount (3)
	Voice or video calls to anyone		Voice or video calls to our mobile subscribers	(in megabytes)
LTE-340		160		750	￦	34,000	￦	7,000
LTE-420		200		1,536		42,000		11,000
LTE-520		250		2,560		52,000		14,000
LTE-620		350		6,144		62,000		16,000
LTE-720		450		10,240		72,000		18,000
Everyone olleh 35(LTE)	130		Unlimited	750		35,000		7,000
Everyone olleh 45(LTE)	185		Unlimited	1,536		45,000		11,000
Everyone olleh 55(LTE)	250		Unlimited	2,560		55,000		14,000
Fixed-Line & Wireless Unlimited 67(LTE) (4)(5)	Unlimited(200)		Unlimited	5,120		67,000		16,000
Fixed-Line & Wireless Unlimited 79(LTE) (4)(5)	Unlimited(200)		Unlimited	10,240		77,000		18,000
Fixed-Line & Wireless Unlimited 87(LTE) (4)(5)	Unlimited(200)		Unlimited	12,288		77,000		20,000
Fixed-Line & Wireless Unlimited 97(LTE) (4)(5)	Unlimited(200)		Unlimited	17,408		97,000		20,000
Fixed-Line & Wireless Unlimited 129(LTE) (4)(5)	Unlimited(200)		Unlimited	25,600		129,000		30,000
Wideband Safe Unlimited 67 (6)	100			15,360		67,000		16,000
Wideband Safe Unlimited 77 (6)	300			15,360		77,000		18,000
Net Everyone olleh 28 (LTE)	130		Unlimited	750		28,000		—
Net Everyone olleh 34 (LTE)	185		Unlimited	1,536		34,000		—
Net Everyone olleh 41 (LTE)	250		Unlimited	2,560		41,000		—
Net Fixed-Line&Wireless Unlimited 51(LTE) (4)(5)	Unlimited(200)		Unlimited	5,120		51,000		—
Net Fixed-Line&Wireless Unlimited 61(LTE) (4)(5)	Unlimited(200)		Unlimited	10,240		61,000		—
Net Fixed-Line&Wireless Unlimited 67(LTE) (4)(5)	Unlimited(200)		Unlimited	12,288		67,000		—
Net Fixed-Line&Wireless Unlimited 77(LTE) (4)(5)	Unlimited(200)		Unlimited	17,408		77,000		—
Net Fixed-Line&Wireless Unlimited 99(LTE) (4)(5)	Unlimited(200)		Unlimited	25,600		99,000		—
Net Wideband Safe Unlimited 51 (6)	100		Unlimited	15,360		67,000		—

(1)	Starting in May 2012, each second of video call counts as 1.66 second of voice call.

(2)	We do not charge for data transmission in wireless LAN zones. We charge ￦0.01 per 0.5 kilobyte for any additional data transmission exceeding the free monthly quota, up to a maximum of ￦150,000.

(3)	We provide various discounts to subscribers signing up for mandatory subscription periods.

(4)	Includes free mobile and fixed-line voice calls and 200 minutes of free video calls.

(5)	Provides an additional daily quota of 2GB after the free monthly quota has been exhausted, and also provides unlimited use of data with speed of up to 3Mbps after the daily quota of 2GB has been exhausted.

(6)	Provides unlimited use of data at transmission speed of up to 3Mbps after the monthly quota of 15GB has been exhausted, and also provides unlimited voice calls with one designated number within our network.

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

In December 2010, we also introduced 3G data-only plans targeting tablet PC users, smartphone users and other special phone users, and currently offer subscription plans for data transmission amounts ranging from 1 GB to 4GB at monthly fees ranging from ￦12,500 to ￦24,500.

In June 2012, we introduced LTE data-only plans, in both basic and various discounted packages, which currently provides 1.6 GB to 6.4 GB of data at monthly fees ranging from ￦18,000 to ￦30,000. The following table summarizes charges for our representative data-only plans:

3G Data-only Pricing Plans

	Monthly Data Quota (3G Network)	Monthly Fee
Net olleh Data 1G (1) (2)	1GB	￦	12,500
Net olleh Data 2G (1) (2)	2GB		16,000
Net olleh Data 4G (1) (2)	2GB		24,500

(1)	We charge ￦0.025 per 0.5 kilobyte for any additional data transmission in excess of the monthly quota.

(2)	Unused data is not carried over to the next month. Customers may not subscribe to our m-VoIP services and data add-on services, such as Data Plus, Data Sharing, Genie Pack and OTN Pack.

LTE Data-only Pricing Plans

	Monthly Data Quota (3G and LTE Networks)	Monthly Fee
Net LTE Data 1.6G (1) (2)	1.6GB	￦	18,000
Net LTE Data 3.2G (1) (2)	3.2GB		22,500
Net LTE Data 6.4G (1) (2)	6.4GB		30,000

(1)	We charge ￦0.01 per 0.5 kilobyte for any additional data transmission in excess of the monthly data quota and Safe Zone data, regardless of network.

(2)	Unused data is not carried over to the next month. Customers may not subscribe to our m-VoIP services and data add-on services, such as Data Plus, Data Sharing, Genie Pack and OTN Pack.

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

The following table shows the interconnection charges we paid per minute (exclusive of value-added taxes) to mobile operators, and the charges received per minute (exclusive of value-added taxes) from mobile operators for mobile to mobile calls:

	Effective Starting
	January 1, 2012		January 1, 2013		January 1, 2014
SK Telecom	￦	27.1	￦	26.3	￦	22.2
LG U+		28.2		27.0		22.8
KT		28.0		27.0		22.7

We recognize as mobile-to-mobile interconnection revenue the entire amount of the usage charge collected from the mobile user and recognize as expense the amount of interconnection charge paid to the mobile service provider.

Fixed-line Services

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

We also charge a monthly basic charge ranging from ￦3,000 to ￦5,200, depending on location, and a non-refundable service initiation fee of ￦60,000 to new subscribers. The non-refundable service initiation fee is waived for the new subscribers who subscribe to our local service through our online application process. Until April 2001, we charged refundable service initiation deposits, which were refunded upon termination of service. As of December 31, 2014, we had ￦427 billion in refundable service initiation deposits outstanding and 1,949 thousand subscribers who are enrolled under the mandatory deposit plan and are eligible to switch to the no deposit plan and receive their service initiation deposit back (less the non-refundable service initial fees).

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

•

a subscriber who elects to subscribe to our broadband Internet access service or HSDPA-based mobile service for a three year mandatory subscription period is able to make local, domestic long-distance and land-to-mobile calls of up to ￦150,000 with a flat rate payment of ￦50,000 or such calls up to ￦50,000 with a flat rate payment of ￦10,000. Standard rates apply to calls that exceed the capped amounts; and

•

a subscriber who elects to pay a monthly flat rate ranging from ￦7,500 to ￦15,000, depending on the types of calls the subscriber wishes to make, is able to use 3,000 minutes per month of local, domestic long-distance, land-to-VoIP and land-to-KT mobile calls.

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

Land-to-mobile Interconnection. We provide other telecommunications service providers, including mobile operators and other fixed-line operators, interconnection to our fixed-line network. For a call initiated by a landline user to a mobile service subscriber, we collect from the landline user the land-to-mobile usage charge and remit to the mobile service provider a land-to-mobile interconnection charge. The MSIP periodically issues orders setting the interconnection charge calculation method applicable to interconnections with mobile service providers. The MSIP determines the land to mobile interconnection charge by calculating the long run incremental cost of mobile service providers, taking into consideration technology development and future expected costs.

The following table shows the interconnection charges we paid per minute (exclusive of value-added taxes) to mobile operators for landline to mobile calls:

	Effective Starting
	January 1, 2012		January 1, 2013		January 1, 2014
SK Telecom	￦	27.1	￦	26.3	￦	22.2
LG U+		28.2		27.0		22.8

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

The following table shows such interconnection charge per minute collected for a call depending on the type of call, as determined by the KCC:

	Effective Starting
	January 1, 2012		January 1, 2013		January 1, 2014
Local access (1)	￦	15.5	￦	14.6	￦	13.3
Single toll access (2)		17.4		16.7		14.7
Double toll access (3)		20.3		19.9		17.1

Source:	The KCC.

(1)	Interconnection between local switching center and local access line.

(2)	Interconnection involving access to single long-distance switching center.

(3)	Interconnection involving access to two long-distance switching centers.

Internet Services

Broadband Internet Access Service. We offer broadband Internet access service that primarily uses existing telephone lines to provide both voice and data transmission. We charge monthly fixed fees to customers of broadband Internet service. In addition, we charge customers a one-time installation fee per site of ￦30,000 and modem rental fee of up to ￦8,000 on a monthly basis.

The following table summarizes our charges for our representative broadband Internet service plans:

	Maximum Service Speed	Monthly Fee
olleh Internet Special (1) (8)	100 Mbps	￦	36,000
olleh Internet Lite (1) (8)	50 Mbps		30,000
olleh GiGA Internet (8)	1 Gbps		50,000
olleh GiGA Internet Compact (8)	500 Mbps		42,000
WiBro 10G (2) (8)	40 Mbps (for downloading) / 12 Mbps (for uploading)		10,000
WiBro 20G (3) (8)	40 Mbps (for downloading) / 12 Mbps (for uploading)		20,000
WiBro 30G (4) (8)	40 Mbps (for downloading) / 12 Mbps (for uploading)		30,000
WiBro 50G (5) (8)	40 Mbps (for downloading) / 12 Mbps (for uploading)		40,000
WiBro Hybrid 10G (6) (8)	40 Mbps (for downloading) / 12 Mbps (for uploading) / LTE Mode : 6 Mbps (downloading and uploading)		20,000
WiBro Hybrid 20G (7) (8)	40 Mbps (for downloading) / 12 Mbps (for uploading) / LTE Mode : 6 Mbps (downloading and uploading)		30,000

(1)	We waive the installation fee of ￦30,000 for mandatory subscription periods of one to three years.

(2)	We charge a monthly fee of ￦10,000 for up to 10,000 megabytes of data transmission and ￦10 per megabyte for any additional data transmission in excess of 10,000 megabytes per month.

(3)	We charge a monthly fee of ￦20,000 for up to 20,000 megabytes of data transmission and ￦10 per megabyte for any additional data transmission in excess of 20,000 megabytes per month.

(4)	We charge a monthly fee of ￦30,000 for up to 30,000 megabytes of data transmission and ￦10 per megabyte for any additional data transmission in excess of 30,000 megabytes per month.

(5)	We charge a monthly fee of ￦40,000 for up to 50,000 megabytes of data transmission and ￦10 per megabyte for any additional data transmission in excess of 50,000 megabytes per month.

(6)	We charge a monthly fee of ￦20,000 for up to 10,000 megabytes of data transmission and no additional data may be used afterwards.

(7)	We charge a monthly fee of ￦30,000 for up to 20,000 megabytes of data transmission and no additional data may be used afterwards.

(8)	Various discounts and promotional rates are available depending on the time of subscription and the minimum subscription contract, which may reduce the actual monthly fee paid.

olleh TV Services. We charge our subscribers an installation fee per site of ￦24,000, which is waived with a three-year contract, a set-top box rental fee ranging from ￦2,000 to ￦9,000 on a monthly basis and a monthly subscription fee. The rates we charge for olleh TV services are subject to approval by the MSIP.

The following table summarizes charges for our representative olleh TV service plans:

	Real-time Broadcasting Channels	Monthly Fee (1)
olleh TV Live Choice (2)	94	￦	10,000
olleh TV Live Education (3)	68		10,000
olleh TV Live 10 (4)	193		15,000
olleh TV Live 15 (4)	214		23,000
olleh TV Live 25 (4)	214		36,000
olleh TV Live 34 (4)	214		50,000
olleh TV SkyLife All-right (5)	162		14,000
olleh TV SkyLife Economy (5)	169		20,000
olleh TV SkyLife Standard (5)	176		25,000
olleh TV SkyLife Premium (5)	180		30,000
olleh TV Mobile (6)	70		5,000

(1)	We typically provide discounts of 5% to 20% for a mandatory subscription periods ranging from one to three years. For olleh TV SkyLife subscribers, we provide discounts of 20% for mandatory subscription period of three years.

(2)	Assuming selection of one package. Subscribers must choose at least one channel package, each of which charges a monthly fee of ￦2,000. The packages include media, leisure and education and multi-room.

(3)	Assuming selection of one package. Subscribers must choose at least one Video-On-Demand package, each of which charges a monthly fee of ￦2,000. The packages include elementary school, middle/high school and English education.

(4)	IPTV packages which combine 50 to 80 standard television channels with video-on-demand services, as well as other movie and streaming video channels .

(5)	For subscription to olleh TV SkyLife service, installation fee is waived for a mandatory subscription period of three years.

(6)	Product for N-Screen (a service which allows purchased content to be displayed on multiple devices) launched in October 2011. The service is offered free of charge if bundled with our Internet, olleh TV and mobile services.

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

Bundled Products

We utilize our extensive customer relationships and market knowledge to expand our revenue base by cross-selling our telecommunications products and services. In order to attract additional subscribers to our new services, we bundle our services, such as our broadband Internet access service with IPTV, Internet phone, fixed-line telephone service and mobile services, at a discount.

The following table summarizes our various basic bundled packages that we currently offer. The packages require subscribers to agree to a subscription period of three years:

	Monthly Rates
	Flat Rate		Mobile Monthly Fee
Internet / Internet Phone / Mobile	￦	21,000	Discounts are between ￦ 1,500 and ￦10,000, depending on the mobile fee plan (up to 5 mobile numbers) (2)
Internet / Fixed-Line Phone / Mobile		24,000
Internet / IPTV / Mobile (1)		30,000
Internet / Fixed-Line Phone / IPTV / Mobile (1)		31,000

(1)	Assuming selection of olleh Internet and olleh TV Live 10 package.

(2)	Bundled rate plans are available only for olleh LTE subscribers.

We believe that subscribers who sign up for bundled products are less likely to cancel our services than subscribers who subscribe to individual services. Subscription fees paid for our bundled products are allocated to each service in proportion to their fair value and the allocated amount is recognized as revenue according to the revenue recognition policy for each service.

Competition

Competition in the telecommunications sector in Korea is intense. In recent years, business combinations in the telecommunications industry have significantly changed the competitive landscape of the Korean telecommunications industry. In particular, SK Telecom acquired a controlling stake in Hanarotelecom Incorporated in 2008, which was renamed SK Broadband. The acquisition enabled SK Telecom to provide fixed-line telecommunications, broadband Internet access and IPTV services together with its mobile telecommunications services. In January 2010, LG Dacom and LG Powercom merged into LG Telecom Co., Ltd., which subsequently changed its name to LG U+. The merger enabled LG U+ provide a similar range of services as SK Telecom and us.

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

The following table shows the market shares in the mobile telecommunications market as of the dates indicated:

	Market Share (%)
	KT Corporation	SK Telecom	LG U+
December 31, 2012	30.8	50.3	18.9
December 31, 2013	30.1	50.0	19.9
December 31, 2014	30.3	50.0	19.7

Source:	The KCC.

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

The following table shows the market shares in the local telephone service market as of the dates indicated:

	Market Share (%)
	KT Corporation	SK Broadband	LG U+
December 31, 2012	82.8	14.5	2.7
December 31, 2013	81.5	15.6	2.9
December 31, 2014	81.0	16.1	2.9

Source:	The KCC.

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

Domestic Long-distance Telephone Service. We compete with SK Broadband, LG U+, Onse and SK Telink in the domestic long-distance market. LG U+ began offering domestic long-distance service in 1996, followed by Onse in 1999 and SK Broadband and SK Telink in 2004. The following table shows the market shares in the domestic long-distance market as of the dates indicated:

	Market Share (%)
	KT Corporation	SK Broadband	LG U+	Onse	SK Telink
December 31, 2012	79.2	14.0	3.0	1.1	2.8
December 31, 2013	78.7	14.5	3.0	1.0	2.8
December 31, 2014	78.9	14.9	2.7	0.9	2.7

Source:	Korea Telecommunications Operators Association.

Our competitors and we charge ￦39 per three minutes for domestic long-distance calls up to 30 kilometers. For domestic long-distance calls greater than 30 kilometers, our competitors typically charge between 3% to 5% less than us. The following table is a comparison of our standard long-distance usage charges per 10 seconds with the standard rates of our competitors as of December 31, 2014:

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

Our competitors generally charge less than us for international long-distance calls. The following table is a comparison of our standard long-distance usage charges per one minute with the standard rates of our competitors as of December 31, 2014:

	KT Corporation		SK Broadband		LG U+		Onse		SK Telink
United States	￦	282	￦	276	￦	288	￦	276	￦	204
Japan		696		672		678		672		498
China		990		984		996		984		834
Australia		1,086		1,044		1,086		1,044		810
Great Britain		1,008		966		996		966		756
Germany		948		912		942		912		672

Source:	KT Corporation.

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

The following table shows the market share in the broadband Internet access market as of the dates indicated:

	Market Share (%)
	KT Corporation	SK Broadband	LG U+	Others
December 31, 2012	44.0	24.1	15.0	16.9
December 31, 2013	43.1	24.4	15.6	16.9
December 31, 2014	42.3	25.1	15.7	16.9

Source:	The KCC.

Our competitors generally charge less than us for broadband Internet access service. The following table is a comparison of fees for our olleh Internet Lite service with three year mandatory subscription period with fees of our competitors for comparable services as of December 31, 2014:

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

The MSIP has assumed primary policy and regulatory responsibility for matters such as: (i) licensing of network service providers (the MSIP authorizes the licensing of IPTV service providers and, with the consent of the KCC, authorizes the licensing of satellite broadcasting companies); (ii) regulation of mergers and acquisitions, as well as license suspension and termination of network service providers; (iii) providing oversight on foreign ownership ratios in network service providers; and (iv) reviewing telecommunication matters as they relate to the public interest and approving ancillary telecommunication business activities. Additionally, the MSIP is responsible for a broad range of other policy and regulatory matters, including the administration and supervision of regulatory reporting by telecommunications companies, examination and analysis of accounting and business management practices in the industry, establishing and administering policies governing telecommunications service fees, value-added service providers and specific service providers, as well as supervising reporting requirements of standard telecommunications service/user contracts.

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

The MSIP also has the authority to regulate the IP media market, including IPTV services. We began offering IPTV services with real-time high definition broadcasting in November 2008. Under the Internet Multimedia Broadcasting Business Act, anyone intending to engage in the IP media broadcasting business must obtain a license from the MSIP. The ownership of the shares of an IP media broadcasting company by a newspaper, a news agency or a foreigner is limited. In March 2015, amendments to the Internet Multimedia Broadcasting Business Act were passed at a plenary session of the National Assembly, which will become effective three months after it is promulgated, unless the President of Korea vetoes the amendments. Under such amendments, which will be in effect until June 2018, a single broadcasting operator may not have more than one-third of the market share of all paid broadcasting subscribers in Korea.

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

On October 1, 2014, the Mobile Device Act, which seeks to lower the cost of communication and reduce handset factory prices by establishing fair and transparent order in the distribution of mobile telecommunication devices, went into effect. The Mobile Device Act regulates, inter alia, the sale and subsidies of mobile devices such as smartphones, with one of its purposes being to induce telecommunication operators to compete in lowering the costs of communications and encourage the manufacturers to reduce handset factory prices, while improving service quality. Under the Mobile Device Act, consumers may not be discriminated in terms of subsidies based on their age, place of residence or monthly subscription plan when using their existing mobile phones, buying a new phone or switching their mobile carriers. Furthermore, everyone, regardless of their status, is entitled to receive either a handset subsidy for the purchase of mobile phone models that were launched within the last 15 months, or a tariff discount (with the current discount rate set at 20%, effective as of April 24, 2015). The maximum amount of handset subsidy that telecommunications operators and handset manufacturers may offer is determined by Korean telecommunication regulators (such limit to be determined between ￦250,000 and ￦350,000, and may be adjusted every six months, with the current limit set at ￦330,000, effective as of April 8, 2015). Telecommunications operators are also required to publicly announce the amount of handset subsidy that they offer, which may not be readjusted within one week after such announcement. In addition, telecommunications operators are prohibited from using misleading or exaggerated advertisements, such as advertisements that mobile phones are free without adequately explaining that it is preconditioned on signing up for high-priced monthly subscription plans.

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

Foreign Investment

The Telecommunications Business Act restricts the ownership and control of network service providers by foreign shareholders. Foreigners, foreign governments and “foreign invested companies” may not own more than 49.0% of the issued shares with voting rights of a network service provider, including us, and a foreign shareholder may not become our largest shareholder if such shareholder holds 5.0% or more of our shares. For purposes of the Telecommunications Business Act, the term “foreign invested company” means a company in which foreigners and foreign governments hold 15.0% or more shares with voting rights in the aggregate and a foreigner or a foreign government is the largest shareholder, provided, however, that such company will not be counted as a foreign shareholder for the purposes of the above-referenced 49.0% limit if (1) it holds less than 1.0% of our total issued and outstanding shares with voting rights or (2) if the largest shareholder of such company is a government or foreign entity of a country that is a counterparty to a free trade agreement with Korea, as publicly announced by the MSIP, and the MSIP determines that the fact that such foreign government or entity holds a 15.0% or greater shareholding in such company does not present a risk of harm to the public interest. (However, the calculation of the above-referenced 49% ceiling will apply to: (x) any foreign entities that have entered into any major management-related agreement with a network service provider or the shareholder(s) thereof; and (y) foreign entities that have entered into any agreement pertaining to the settlement of fees relating to the handling of international electronic telecommunications services). As of December 31, 2014, 45.3% of our common shares were owned by foreign investors. In the event that a network service provider violates the shareholding restrictions, its foreign shareholders cannot exercise voting rights for their shares in excess of such limitation, and the MSIP may require corrective measures be taken to comply with the ownership restrictions. There is no restriction on foreign ownership for specific service providers and value-added service providers.

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

Customers and Customer Billing

We typically charge residential subscribers and business subscribers similar rates for services provided. On a case-by-case basis, we also provide discount rates for some of our high-volume business subscribers. We bill all of our customers on a monthly basis. Our customers may make payment at either payment points such as local post offices, banks or our service offices, through a direct-debit service that automatically deducts the monthly payment from a subscriber’s designated bank account, or through a direct-charge service that automatically charges the monthly payment to a subscriber’s designated credit card account. Approximately 79% of our subscribers as of December 31, 2014 pay through the direct-debit service. Accounts of subscribers who fail to pay our invoice are transferred to a collection agency, which sends out a notice of payment. If such charges are not paid after notice, we cease to provide outgoing service to such subscribers after a period of time determined by the type of subscribed service. If charges are still not paid two to three months after outgoing service is cut off, we cease all services to such subscribers. After service is ceased, the overdue charges that are not collected by the collection agency are written off.

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

•	base station controllers, which connect to and control, the base transceiver stations;

•	mobile switching centers, which in turn control the base station controllers and the routing of telephone calls; and

•	transmission lines, which connect the mobile switching centers, base station controllers, base transceiver stations and the public switched telephone network.

The following table lists selected information regarding our mobile networks as of December 31, 2014:

	W-CDMA	LTE
Mobile switching centers	74	45
Base station controllers	605	—
Base transceiver stations	11,956	21,180
Indoor and outdoor repeaters	273,458	249,827

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

In August 2011, the KCC auctioned the right to use the remaining 20 MHz of bandwidth in the 1.8 GHz spectrum that we relinquished, 10 MHz of additional bandwidth in the 800 MHz spectrum and 20 MHz of additional bandwidth in the 2.1 GHz spectrum. We acquired the right to use the 10 MHz of bandwidth in the 800 MHz spectrum, for which we are required to pay a total usage fee of ￦261 billion during the license period of 10 years, SK Telecom acquired the right to use the 20 MHz of bandwidth in the 1.8 GHz spectrum and LG U+ acquired the right to use the 20 MHz of bandwidth in the 2.1 GHz spectrum. We began using the 20 MHz of bandwidth in the 1.8 GHz spectrum, which became available upon termination of our 2G services, to provide our 4G LTE services starting in January 2012, and commenced providing wideband LTE services in September 2013, commercialized Wideband LTE-A services in March 2014 and began offering “Wideband LTE-A X4” services in January 2015.

Exchanges

Exchanges include local exchanges and “toll” exchanges that connect local exchanges to long-distance transmission facilities. We had 23.9 million lines connected to local exchanges and 1.6 million lines connected to toll exchanges as of December 31, 2014.

All of our exchanges are fully automatic. We completed replacement of all electromechanical analog exchanges with digital exchanges in June 2003 in order to provide higher speed and larger volume services. Starting in 2006, we also began conversion of our exchanges to be compatible to Internet protocol platform in preparation for building our next generation broadband convergence network by 2021. As of December 31, 2014, 100% of our lines connected to toll exchanges are compatible to Internet protocol platform.

Internet Backbone

Our Internet backbone network, called KORNET, has the capacity to handle aggregate traffic of our broadband Internet access subscribers, Internet data centers and Internet exchange system at any given moment of up to 6.7 Tbps as of December 31, 2014. We have set up contingent plans to prepare against various incidents that could affect reliable Internet access service. Starting in 2005, we have also begun deploying our Internet protocol premium network that enables us to more reliably support olleh TV, WiBro, Internet Phone, upgraded VoIP services and other Internet protocol services. As of December 31, 2014, our Internet protocol premium network had 1,269 lines installed to provide 3G and LTE mobile data services, 2,674 lines installed to provide IPTV services and a total capacity to handle up to 1.4 Tbps of IPTV, voice, virtual private network (“VPN”) and WiBro service traffic.

Access Lines

As of December 31, 2014, we had 17.1 million access lines installed, which allow us to reach virtually all homes and businesses in Korea. As part of our broadband deployment strategy, we have upgraded many of our access lines by equipping them with broadband capability using xDSL and FTTH technology. As of December 31, 2014, we had approximately 16.2 million broadband lines with speed of at least 50 Mbps that enable us to deliver broadband Internet access and multimedia content to our customers.

Transmission Network

Our domestic fiber optic cable network consisted of 673,783 kilometers of fiber optic cables as of December 31, 2014 of which 118,425 kilometers of fiber optic cables are used to connect our backbone network and 555,358 kilometers are used to connect the backbone network to our subscribers. Our backbone network utilizes 64Tbp Long-haul Reconfigurable Optical Add Drop Multiplexer (“ROADM”) technology for connecting cities. ROADM technology improves bandwidth efficiency by enabling data to be transmitted from multiple signals across one fiber strand in a cable and carrying each signal on a separate wavelength. We enhanced our backbone network connecting six major cities in Korea by implementing an optical cross-connector (OXC) and access network by implementing multi-service provisioning platform (“MSPP”) architecture in 2008. During 2013, we completed the construction of our next generation broadband convergence network by installing carrier ethernet architecture.

Our extensive domestic long-distance network is supplemented by our fully digital domestic microwave network, which consisted of 55 relay sites as of December 31, 2014.

International Network

Our international network infrastructure consists of both submarine cables and satellite transmission systems, including two submarine cable-landing stations in Busan and Keoje and two satellite teleports in Kumsan and Boeun. Data services such as international private lease circuits, Internet protocol and very small aperture terminals are provided through submarine cables and satellite transmission. In order to guarantee high quality services to our end customers, our submarine cables and satellite transmission systems are linked to various points-of-presence in the United States, Asia and Europe. In addition, our international telecommunications networks are directly linked to approximately 210 telecommunications service providers in various international destinations and are routed through our three international switching centers in Seoul, Daejeon and Busan.

Our international Internet backbone with capacity of 688 Gbps is connected to approximately 180 Internet service providers through our two Internet gateways in Hyehwa and Guro. In addition, we operate a video backbone with capacity of 1.5 Gbps to transmit video signals from Korea to the rest of the world.

Satellites

In order to provide broadcasting, video distribution and broadband data services in select areas, we operate two satellites, Koreasat 5 and 6, launched in 2006 and 2010, respectively, and own certain transponders in one additional satellite, Koreasat 8 launched in February 2014. We expect to launch two additional satellites during 2016, one to offer new satellite services, and the other to replace Koreasat 5. Additionally, we are currently undergoing international arbitration proceedings with ABS over the Koreasat 3 satellite, which we sold to ABS in 2011. See “Item 4.B. Business Overview—Our Services—Miscellaneous Businesses” and “Item 8.A. Consolidated Financial Statements and Other Financial Information—Legal Proceedings.”

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

We have also invested in four other international fiber optic submarine cables around the world.

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

Overview

We are an integrated provider of telecommunications services. Our principal services include mobile service and fixed-line services, including fixed-line telephone services, broadband Internet access service and data communication service. The principal factors affecting our revenues from these services have been our rates for, and the usage volume of, these services, as well as the number of subscribers. For information on rates we charge for our services, see “Item 4. Information on the Company—Item 4.B. Business Overview—Revenues and Rates.” In addition, we derive revenues from handset sales and non-telecommunications services, including financial services. In 2014, we determined our operating segments for financial reporting purposes as (i) the Customer/Marketing Group, which engages in providing various telecommunication services to individual/home customers and the convergence business, (ii) the Enterprise Sales Group, which engages in telecommunication services for the global market and corporate customers, as well as data communication service, (iii) the Finance/Rental Business Group, which engages in providing various financial services such as credit card and lending, and also engaged in the automobile rental and leasing business (an agreement to sell KT Rental to the Lotte Group for approximately ￦1.02 trillion (with estimated proceeds to KT Corporation being approximately ￦772 billion) was entered into in March 2015, and the sale is expected to be completed in May 2015) and (iv) others, which include security services, satellite service, information technology and network services, satellite TV service and real estate development businesses. We renamed our operating segments in 2014 in line with our current organizational structure. See Note 33 to the Consolidated Financial Statements.

One of the major factors contributing to our historical performance was the growth of the Korean economy, and our future performance will depend at least in part on Korea’s general economic growth and prospects. For a description of recent developments that have had and may continue to have an adverse effect on our results of operations and financial condition, see “Item 3. Key Information—Item 3.D. Risk Factors—Korea is our most important market, and our current business and future growth could be materially and adversely affected if economic conditions in Korea deteriorate.” A number of other developments have had or are expected to have a material impact on our results of operations, financial condition and capital expenditures. These developments include:

•	acquisitions and disposals of interests in subsidiaries and joint ventures;

•	employee reductions and changes in severance and retirement benefits;

•	acquisition of new bandwidths and usage fees for such bandwidths;

•	changes in the rate structure for our services;

•	handset subsidies; and

•	researching and implementing technology upgrades and additional telecommunication services.

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

Acquisitions and Disposals of Interests in Subsidiaries and Joint Ventures

One key aspect of our overall business strategy calls for acquisitions of businesses and entering into joint ventures that complement or diversify our current business, as well as disposal or termination of such businesses from time to time. The following summarizes our recent acquisitions and disposals:

•

in October 2011, we, through our subsidiary KT Capital Co., Ltd., acquired an additional 1,622,520 common shares of BC Card Co., Ltd. from Woori Bank, Busan Bank and Shinhan Card for approximately ￦252 billion, to further diversify our business and to create synergies through utilization of our mobile telecommunications network in financial services, thereby increasing our ownership interest in BC Card Co., Ltd. to 38.86%, making it our consolidated subsidiary as a result of deemed control starting in October 2011. We acquired an additional 1,349,920 common shares of BC Card Co., Ltd. in January 2012 for approximately ￦287 billion, and owned a 69.54% interest in BC Card Co., Ltd. as of December 31, 2014.

•

starting in July 2012, KT Rental Co., Ltd., our then-58.0% owned subsidiary, became our consolidated subsidiary as a result of the acquisition of KT Rental’s common stock by Hana Daetoo Securities Co., Ltd. and other investors from the then-second largest shareholder in July 2012, and the restriction on our control over KT Rental pursuant to a shareholders’ agreement being resolved as a result. An agreement to sell KT Rental to the Lotte Group for approximately ￦1.02 trillion (with estimated proceeds to KT Corporation being approximately ￦772 billion) was entered into in March 2015, and the sale is expected to be completed in May 2015.

•

in October 2014, we acquired 4,000,000 treasury shares of ktis Corporation, an equity-method investee which provides telephone number directory services, for approximately ￦36 billion, thereby increasing our ownership interest to 29.3% as of December 31, 2014 and making it our consolidated subsidiary as a result of deemed control starting from October 2014. See Note 39 to the Consolidated Financial Statements.

•

in October 2014, we, through our subsidiary KT Hitel Co., Ltd., acquired 4,800,000 treasury shares of ktcs Corporation, an equity-method investee which provides telephone number directory services, for approximately ￦37 billion, thereby increasing our ownership interest to 30.3% as of December 31, 2014 and making it our consolidated subsidiary as a result of deemed control starting from October 2014. See Note 39 to the Consolidated Financial Statements.

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

Employee Reductions and Changes in Severance and Retirement Benefits

We regularly sponsor voluntary early retirement plans where we provide additional financial incentives for our employees to retire early, as part of our efforts to improve operational efficiencies. In April 2014, in addition to our usual voluntary early retirement plan, we held a special voluntary early retirement program where we provided employees who had been employed by us for more than 15 years with additional financial incentives to retire early or employment for two years at certain of our subsidiaries or affiliates. The special voluntary early retirement program resulted in the early retirement of 8,304 employees. In aggregate, 8,345 employees retired in 2014 under the voluntary early retirement plan and the special voluntary early retirement program. In 2012 and 2013, 183 and 269 employees, respectively, retired under our voluntary early retirement plan. We paid approximately ￦1.3 trillion as post-employment benefits in connection with this special early retirement program.

Acquisition of New Bandwidth and Usage Fees for Such Bandwidths

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

In August 2013, the Ministry of Science, ICT and Future Planning further auctioned 50 MHz of bandwidth in the 1.8 GHz spectrum, which had been used by governmental entities such as the military, and 80 MHz of bandwidth in the 2.6 GHz spectrum, which had been used for digital multimedia broadcasting services. We acquired the right to use 15 MHz of bandwidth in the 1.8 GHz spectrum, for which we are required to pay a total usage fee of approximately ￦900 billion during a license period of eight years. SK Telecom acquired the right to use 35 MHz of bandwidth in the 1.8 GHz spectrum and LG U+ acquired the right to use 40 MHz of bandwidth in the 2.6 GHz spectrum. In September 2013, we commenced providing wideband LTE services, which utilizes our adjoining 20 MHz of bandwidth in the 1.8 GHz spectrum to provide transmission speed of up to 150 Mbps, twice faster than those offered under standard LTE services. SK Telecom also began providing its wideband LTE services in September 2013 and LG U+ commenced providing its wideband LTE services in January 2014. In March 2014, our wideband LTE services covered five metropolitan cities in Korea, and we expanded our wideband LTE services to all of Korea in July 2014. As of December 31, 2014, the number of our LTE subscribers exceeded 10.5 million. Furthermore, in March 2014, we commercialized Wideband LTE-A services, which interconnects our 20 MHz of bandwidth in the 1.8 GHz spectrum used to offer wideband LTE services with the 10 MHz of bandwidth in the 900 MHz spectrum used to offer standard LTE services by utilizing inter-band carrier aggregation technology to support transmission speed of up to 225 Mbps, and began additionally interconnecting 10 MHz of bandwidth in the 2.1 GHz spectrum in January 2015 to support transmission speed of up to 300 Mbps under the “Wideband LTE-A X4” service.

Changes in the Rate Structure for Our Services

Periodically, we adjust our rate structure for our services. For example, we completely abolished our mobile activation fee in March 2015 in line with government policy objectives. In order to mitigate the impact from lower usage charges of local and domestic long-distance calls, we have increased our basic monthly charges and offer various optional flat rate plans for our fixed-line subscribers. Such adjustments in the rate structure have increased the portion of fixed income and stabilized our cash flow. In addition, because the growing use of mobile telecommunications services has decreased the usage of our fixed-line telephone services, we believe we are able to maximize our revenues from fixed-line telephone services by adjusting the rate structure so as to increase our basic monthly charges. We also provide bundled packages of our various services at a discount in order to attract additional subscribers to our new services. We currently bundle our broadband Internet access service with IPTV, Internet phone, fixed-line telephone service, WiBro, and mobile services, at a discount.

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

Handset Subsidies

In March 2008, the Government removed a prohibition on the provision of handset subsidies and allowed mobile service providers to subsidize the purchase of new handsets by certain qualifying customers. In order to compete more effectively, we began providing such handset subsidies, which increased, and may in the future increase, our marketing expenses. We provide handset subsidies to subscribers who agree to use our service for a predetermined service period and purchase handsets on an installment basis. Generally, handset subsidies may be provided to any subscriber that uses our service and purchases handsets either directly from us or through third parties. Since we do not recognize revenues from sales of handsets by third parties, the trends between our handset sales and our provision for handset subsidies are not necessarily correlated. The amount recognized as a provision for handset subsidies is our best estimate of the expenditure required to settle current obligations to relevant subscribers at the end of the reporting period, which is calculated as the sum of the present values of the monthly balances for handset subsidies over the relevant service periods, taking into account the customer retention rate for relevant subscribers. In May 2010, the KCC announced a guideline recommending that telecommunication service providers limit their marketing expenses to 22.0% of their annual sales, and the limit was subsequently lowered to 20.0% of their annual sales for the years 2013, 2012 and 2011. Such marketing expenses include initial commissions, monthly commissions and retention commissions paid to our authorized dealers and subscribers, including handset subsidies, but do not include advertising expenses. This guideline remains effective. While the guideline is not binding, we, as well as our competitors, nonetheless try to adhere to such guideline when feasible, which may have a material adverse effect on our businesses and results of operations. Furthermore, failure to comply with rules, regulations and corrective orders may lead to suspension of our business or imposition of monetary penalties.

For example, based on investigations conducted in December 2012 and January 2013, the KCC imposed a combined fine of approximately ￦12 billion on SK Telecom, LG U+ and us in January 2013 (our fine being approximately ￦2.9 billion), for providing subsidies that were higher than those allowed under current regulations to new mobile phone purchasers and subscribers, and also imposed temporary suspensions from recruiting new subscribers ranging from 20 days to 24 days. In March 2013, the KCC again imposed a combined fine of approximately ￦5 billion on SK Telecom, LG U+ and us (our fine being approximately ￦1.6 billion) for continuing to offer subsidies during the suspension period. In July 2013, the KCC imposed a combined fine of approximately ￦67 billion on SK Telecom, LG U+ and us (our fine being approximately ￦20 billion) and also imposed a seven day suspension on us from recruiting new subscribers, also in connection with providing excessive handset subsidies to new subscribers. In December 2013, the KCC again imposed a combined fine of approximately ￦106 billion on SK Telecom, LG U+ and us (our fine being approximately ￦30 billion), which is the largest fine ever imposed by the KCC on local mobile operators for providing excessive subsidies to new subscribers. In March 2014, the MSIP imposed a 45-day suspension on each of us, SK Telecom and LG U+ from recruiting new subscribers as a result of continuing to offer excessive handset subsidies to new subscribers, despite the order from the KCC prohibiting such subsidies. In August 2014, the KCC again imposed a combined fine of approximately ￦58 billion on SK Telecom, LG U+ and us (our fine being approximately ￦11 billion) for providing excessive handset subsidies, and also imposed temporary suspensions on recruiting new subscribers for seven days on SK Telecom and LG U+. In December 2014, the KCC further imposed a fine of approximately ￦8 billion on each of SK Telecom, LG U+ and us for providing excessive handset subsidies and in March 2015 the KCC again imposed a combined fine of approximately ￦34 billion on SK Telecom, LG U+ and us (our fine being approximately ￦9 billion) for violation of regulations relating to handset sales, in connection with a used handset buyback program that we and the other telecommunications operators were promoting. Any further suspension of our business or imposition of monetary penalties by the Government could have a material adverse effect on our business.

Furthermore, on October 1, 2014, the Mobile Device Act, which seeks to lower the cost of communication and reduce handset factory prices by establishing fair and transparent order in the distribution of mobile telecommunication devices, went into effect. The Mobile Device Act regulates, inter alia, the sale and subsidies of mobile devices such as smartphones, with one of its purposes being to induce telecommunication operators to compete in lowering the costs of communications and encourage the manufacturers to reduce handset factory prices, while improving service quality. Under the Mobile Device Act, consumers may not be discriminated in terms of subsidies based on their age, place of residence or monthly subscription plan when using their existing mobile phones, buying a new phone or switching their mobile carriers. Furthermore, everyone, regardless of their status, is entitled to receive either a handset subsidy for the purchase of mobile phone models that were launched within the last 15 months, or a tariff discount (with the current discount rate set at 20%, effective as of April 24, 2015). The maximum amount of handset subsidy that telecommunications operators and handset manufacturers may offer is determined by Korean telecommunication regulators (such limit to be determined between ￦250,000 and ￦350,000, and may be adjusted every six months, with the current limit set at ￦330,000, effective as of April 8, 2015). Telecommunications operators are also required to publicly announce the amount of handset subsidy that they offer, which may not be readjusted within one week after such announcement. In addition, telecommunications operators are prohibited from using misleading or exaggerated advertisements, such as advertisements that mobile phones are free without adequately explaining that it is preconditioned on signing up for high-priced monthly subscription plans.

Researching and Implementing Technology Upgrades and Additional Telecommunication Services

The telecommunications industry is characterized by continual advances and improvements in telecommunications technology, and we have been continually researching and implementing technology upgrades and additional telecommunication services to maintain our competitiveness. For example, we are continually upgrading our broadband network to enable better FTTH connection, which provides speed of up to 1 Gbps and better connection quality. FTTH is a telecommunication architecture in which a communication path is provided over optical fiber cables extending from the telecommunications operator’s switching equipment to the boundary of home or office. FTTH uses fiber optic cable, which is able to carry a high-bandwidth signal for longer distances without degradation. FTTH enables us to deliver enhanced products and services that require high bandwidth, such as IPTV, and other digital media content with stronger stability.

In addition, we have been building more advanced mobile telecommunications networks based on LTE technology, which is generally referred to as 4G technology, and commenced providing commercial 4G LTE services in the Seoul metropolitan area in January 2012. We completed the expansion of our 4G LTE service coverage nationwide in October 2012. We commenced providing wideband LTE services in September 2013, which we expanded nationwide in July 2014, and commercialized Wideband LTE-A services in March 2014, and began additionally interconnecting 10 MHz of bandwidth in the 2.1 GHz spectrum in January 2015 to support transmission speed of up to 300 Mbps under the “Wideband LTE-A X4” service, as discussed above.

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

These critical accounting estimates include:

•	allowances for doubtful accounts;

•	useful lives of property, equipment, intangible assets and investment property;

•	impairment of long-lived assets, including goodwill;

•	valuation and impairment of investment securities;

•	income taxes;

•	deferred revenue relating to service installation fees and initial subscription fees;

•	post-employment benefit liabilities; and

•	provisions.

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

Changes in the allowances for doubtful accounts for our trade and other receivables in the three-year period ended December 31, 2014 are summarized as follows:

	Year Ended December 31,
	2012		2013		2014
	(In millions of Won)
Balance at beginning of year	￦	642,475	￦	644,058	￦	678,262
Provision		113,808		160,166		199,135
Reversal or written-off		(127,189)		(127,206)		(141,194)
Changes in the scope of consolidation		12,119		2,687		3,425
Others		2,845		(1,443)		(1,365)

Balance at end of year	￦	644,058	￦	678,262	￦	738,263

Changes in the allowances for doubtful accounts for our loans receivables in the three-year period ended December 31, 2014 are summarized as follows:

	Year Ended December 31,
	2012		2013		2014
	(In millions of Won)
Balance at beginning of year	￦	43,587	￦	65,196	￦	73,075
Provision		32,914		40,743		31,656
Reversal or written-off		(12,210)		(30,448)		(23,618)
Others		905		(2,416)		(2,010)

Balance at end of year	￦	65,196	￦	73,075	￦	79,103

If economic or specific industry trends change, we would adjust our allowances for doubtful accounts by recording additional expense or benefit.

Useful Lives of Property, Equipment, Intangible Assets and Investment Property

Property and equipment, intangible assets and investment properties (excluding land, condominium memberships, golf club memberships and broadcasting concession) are depreciated using the straight-line method over their useful lives as disclosed in Note 3.8 to the Consolidated Financial Statements. An asset’s residual value and useful lives are reviewed and adjusted at the end of each financial reporting period, and are based on historical experience with similar assets as well as taking into account anticipated technological or other changes. If technological changes were to occur more rapidly than anticipated or in a different form than anticipated, the useful lives assigned to these assets may need to be shortened, resulting in the recognition of increased depreciation expense in future periods. A decrease of remaining estimated useful life by one year of our property and equipment would result in an increase of depreciation expense of approximately ￦294 billion in 2014.

Impairment of Long-Lived Assets, including Goodwill

Long-lived assets generally consist of property and equipment and intangible assets, including goodwill. We review long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. In addition, we evaluate our long-lived assets for impairment each year as part of our annual forecasting process. An impairment loss would be recognized when the asset’s recoverable amount is less than its carrying amount. The recoverable amount of a long-lived asset is the greater of an asset’s fair value less costs to sell and its value in use. For the purpose of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash flows (cash-generating units). The recoverable amounts of cash-generating units are based on their value in use calculated by applying the annual discount rate ranging from 5.59% to 11.42% (depending on the segment) to the estimated future cash flows based on financial budgets for the next five years. Annual growth rates ranging from 0.0% to 1.5% were applied for the cash flows expected to be incurred after five years. If such assets are considered to be impaired, the impairment to be recognized is measured as the amount by which the carrying amount of the assets exceeds the estimated recovery value.

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

During the three years ended December 31, 2014, we are required to adopt certain amendments and interpretations to K-IFRS, relating to presentation of operating profit. Additionally, under K-IFRS, revenue from the development and sale of real estate is recognized using the percentage of completion method. However, under IFRS as issued by the IASB, revenue from the development and sale of real estate is recognized when an individual unit of residential real estate is delivered to the buyer. Furthermore, in connection with the exercise of early redemption rights for certain commercial paper guaranteed by KT ENS, our previously consolidated subsidiary, we recognized financial losses relating to the resulting estimation of guarantee liabilities in our consolidated statements of operations prepared in accordance with IFRS as issued by the IASB for the year ended December 31, 2013 (which were issued on April 28, 2014), which were not reflected in our financial statements prepared in accordance with K-IFRS for the year ended December 31, 2013 (which were issued on March 13, 2014) as it was not possible to make a reasonable estimate of the liabilities at the time of issuing the K-IFRS financial statements. We subsequently reflected such losses in our K-IFRS financial statements for the year ended December 31, 2014. As a result, the presentation of operating results in our consolidated statements of operations prepared in accordance with IFRS as issued by the IASB included in this annual report differs from the presentation of operating results in our consolidated statements of operations prepared in accordance with K-IFRS. The table below sets forth a reconciliation of our operating profit and net income or loss as presented in our consolidated statements of operations prepared in accordance with IFRS as issued by the IASB for each of the years ended December 31, 2012, 2013 and 2014 to our operating profit and net income or loss in our consolidated statements of operations prepared in accordance with K-IFRS, for each of the corresponding years, taking into account such differences:

	For the Year Ended December 31,
	2012		2013		2014
	(In millions of Won)
Operating profit (loss) under IFRS as issued by the IASB	￦	1,680,099	￦	323,384	￦	(662,403)
Effect of changes in operating income presentation		(470,866)		493,589		389,517
Revenue recognition of development and sale of real estate		—		22,370		(18,767)

Operating profit (loss) under K-IFRS	￦	1,209,233	￦	839,343	￦	(291,653)

	For the Year Ended December 31,
	2012		2013		2014
	(In millions of Won)
Net income(loss) under IFRS as issued by the IASB	￦	1,136,973	￦	(87,745)	￦	(941,413)
Profit before income tax
Revenue recognition of development and sale of real estate		—		22,370		(18,767)
Guarantee liabilities and loss (KT ENS)		—		10,538		(10,538)
Income tax		—		(5,414)		4,542

Net income(loss) under K-IFRS	￦	1,136,973	￦	(60,251)	￦	(966,176)

Recent Accounting Pronouncements under IFRS

For a summary of new standards, amendments and interpretations issued under IFRS as issued by the IASB but not effective for 2014, and which have not been adopted early by us, see Note 2.2 to the Consolidated Financial Statements.

Operating Revenues and Operating Expenses

Operating Revenues

Our operating revenues primarily consist of:

•

fees related to our mobile services, including initial subscription fees, monthly fees, usage charges for outgoing calls, usage charges for wireless data transmission, contents download fees, mobile-to-mobile interconnection revenues and value-added monthly service fees;

•	fees from our fixed-line services, including:

➢	fees from our fixed-line telephone services, which include:

➢

monthly basic charges, which are one-time or monthly fixed charges primarily consisting of (i) non-refundable installation fees; and (ii) basic monthly charges from local telephone services (or fixed monthly charges for discount plans);

➢

monthly usage charges, which are usage fees based on the amount of services used, primarily consisting of (i) monthly usage charges for local telephone and domestic long distance services; (ii) international long-distance service revenues, (primarily (a) amounts we bill to our customers for outgoing calls made to foreign countries, (b) amounts we bill to foreign telecommunications carriers for connection to the domestic telephone network in respect of incoming calls at the applicable settlement rate, and (c) other revenues, including revenues from international leased lines); (iii) land-to-mobile and land-to-land interconnection revenues; (iv) interconnection fees we charge to fixed-line and mobile service providers and voice resellers for their use of our local, domestic long-distance and international networks in providing their services; and

➢

other revenues from (i) value-added services, including “1588” intelligent network call services, local telephone directory assistance, call waiting and caller identification services; and (ii) local, domestic long-distance and international calls placed from public telephones.

➢	Internet service revenues which consist of:

➢	broadband Internet access service revenues, primarily consisting of installation fees and basic monthly charges; and

➢	other Internet-related service revenues related to our infrastructure and solution services for business enterprises, IPTV and network portal services;

➢

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

We also generated revenues from automobile rental services, primarily consisting of fees generated from automobile rentals and leases by KT Rental Co., Ltd., which became our consolidated subsidiary starting in July 2012. An agreement to sell KT Rental to the Lotte Group for approximately ￦1.02 trillion (with estimated proceeds to KT Corporation being approximately ￦772 billion) was entered into in March 2015, and the sale is expected to be completed in May 2015.

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

•	interconnection charges, which are interconnection payments to telecommunication service providers for calls from landline users and our mobile subscribers to our competitors’ subscribers.

Operating Results—2013 Compared to 2014

The following table presents selected income statement data and changes therein for 2013 and 2014:

	For the Year Ended December 31,				Changes
					2013 vs. 2014
	2013		2014		Amount		%
	(In billions of Won)
Operating revenues	￦	24,058	￦	23,727	￦	(331)	(1.4)%
Revenue		23,729		23,469		(260)	(1.1)
Others		329		258		(71)	(21.6)
Operating expenses		23,734		24,390		656	2.8

Operating profit (loss)		323		(662)		(985)	N.A.
Finance income		279		255		(24)	(8.6)
Finance costs		(648)		(818)		(170)	26.2
Income from jointly controlled entities and associates		7		18		11	157.1

Loss from continuing operations before income tax		(38)		(1,208)		(1,170)	3,078.9
Income tax expense (benefit)		50		(266)		(316)	N.A.
Loss for the period from continuing operations		(88)		(941)		(853)	969.3

Loss for the period	￦	(88)	￦	(941)		(853)	969.3%

N.A. means not available.

Operating Revenues

The following table presents a breakdown of our operating revenues and changes therein for 2013 and 2014:

	For the Year Ended December 31,				Changes
					2013 vs. 2014
	2013		2014		Amount		%
	(In billions of Won)
Mobile services	￦	6,711	￦	7,103	￦	392	5.8%
Fixed-line services		7,179		6,853		(326)	(4.5)
Fixed-line telephone services:
Monthly Basic Charges		749		695		(54)	(7.2)
Monthly Usage Charges		1,462		1,238		(224)	(15.3)
Others		773		678		(95)	(12.3)

Sub-total		2,984		2,611		(373)	(12.5)
Internet services:
Broadband internet access service		2,011		1,934		(77)	(3.8)
Other Internet-related services		985		1,160		175	17.8

Sub-total		2,996		3,094		98	3.3
Data communication services		1,199		1,148		(51)	(4.3)
Sale of goods		4,066		3,478		(588)	(14.5)
Financial services		3,274		4,074		800	24.4
Automobile rental service		606		769		163	26.9
Other		2,222		1,450		(772)	(34.7)

Total operating revenues	￦	24,058	￦	23,727	￦	(331)	(1.4)%

N.A. means not available.

Total operating revenues decreased by 1.4%, or ￦331 billion, from ￦24,058 billion in 2013 to ￦23,727 billion in 2014 primarily due to decreases in our other service revenues, sale of goods and fixed-line telephone service revenues, the impact of which was partially offset by increases in our financial service revenues and mobile service revenues.

Mobile Services

Our mobile service revenues increased by 5.8%, or ￦392 billion, from ￦6,711 billion in 2013 to ￦7,103 billion in 2014 primarily due to a 5.3% increase in our mobile subscribers from approximately 16,454,000 as of December 31, 2013 to approximately 17,328,000 as of December 31, 2014. Such increase in our mobile subscribers was further enhanced by an increase in our average revenue per user, resulting from the launching of our wideband LTE services in September 2013 and Wideband LTE-A services in March 2014, as wideband LTE and Wideband LTE-A service products generally have higher rates due to the greater amount of data included in such rates.

Fixed-line Services

Our fixed-line service revenues decreased by 4.5%, or ￦326 billion, from ￦7,179 billion in 2013 to ￦6,853 billion in 2014 primarily due to decreases in fixed-line telephone service revenues and data communication service revenues, the impact of which was partially offset by an increase in our internet service revenues.

Fixed-line Telephone Services. Our fixed-line telephone service revenues decreased by 12.5%, or ￦373 billion, from ￦2,984 billion in 2013 to ￦2,611 billion in 2014 primarily due to decreases in monthly usage charges, monthly basic charges and other fixed-line telephone service revenues. Specifically:

•

Monthly basic charges decreased by 7.2%, or ￦54 billion, from ￦749 billion in 2013 to ￦695 billion in 2014 primarily due to a 2.1% decrease in the number of our telephone lines in service from 14.0 million in 2013 to 13.7 million in 2014 and an increase in the number of our fixed-line subscribers who participate in our bundled products that offer discounts when subscribing to our other services.

•

Monthly usage charges decreased by 15.3%, or ￦224 billion, from ￦1,462 billion in 2013 to ￦1,238 billion in 2014 primarily due to the continuing substitution effect from increase in usage of mobile telephone services, Internet phone services and other VoIP services such as Kakaotalk, Line and Skype, which led to a 27.1% decrease in domestic long-distance call minutes from 4.8 million in 2013 to 3.5 million in 2014 and an 18.4% decrease in local call pulses from 4.9 million in 2013 to 4.0 million in 2014.

•

Other fixed-line telephone service revenue decreased by 12.3%, or ￦95 billion, from ￦773 billion in 2013 to ￦678 billion in 2014 primarily due to the continuing substitution effect from increase in usage of mobile telephone services, Internet phone services and other VoIP services, as well as a decrease in the number of lines in service from 2013 to 2014.

Internet Services. Our Internet service revenues increased by 3.3%, or ￦98 billion, from ￦2,996 billion in 2013 to ￦3,094 billion in 2014 primarily due to an increase in the number of IPTV subscribers from 5.0 million as of December 31, 2013 to 5.9 million as of December 31, 2014, the impact of which was offset in part by an increase in our broadband and IPTV subscribers who participate in bundled products that offer discounts when subscribing to our other services, and an increase in discounts offered to our broadband internet subscribers during 2014.

Data Communication Services. Our data communications service revenues decreased by 4.3%, or ￦51 billion, from ￦1,199 billion in 2013 to ￦1,148 billion in 2014 primarily due to a decrease in revenues from our leased lines, resulting from increased competition in the telecommunications market in Korea.

Sale of Goods

Revenues from sale of goods decreased by 14.5%, or ￦588 billion, from ￦4,066 billion in 2013 to ￦3,478 billion in 2014 primarily due a change in the accounting treatment of handset subsidies. In connection with the Mobile Device Act, revenues from mobile handset sales are recognized net of any legal handset subsidies, whereas previously, the entire amount of the sale (without deducting the subsidy amount) was recognized, and any handset subsidies were classified as operating expenses as commissions paid to third-party vendors. Such change was further enhanced by a decrease in the total number of smartphones sold, resulting from increased competition in the mobile handset market, as well as business suspensions imposed on us by the KCC during 2014 in connection with excessive handset subsidies.

Financial Services

Financial service revenues increased by 24.4%, or ￦800 billion, from ￦3,274 billion in 2013 to ￦4,074 billion in 2014 primarily due to an increase in commission revenues from our financial subsidiaries, in particular BC Card Co., Ltd., resulting in part from an increase in the number of tourists in Korea using overseas credit cards through the credit card network owned and operated by BC Card Co., Ltd., for which it receives commission fees.

Automobile Rental

Automobile rental revenues increased by 26.9%, or ￦163 billion, from ￦606 billion in 2013 to ￦769 billion in 2014 primarily due to an increase in the number of automobiles operated by KT Rental in 2014 compared to 2013.

Others

Other operating revenues decreased by 34.7%, or ￦772 billion, from ￦2,222 billion in 2013 to ￦1,450 billion in 2014 primarily due to decreases in revenues from sale of real estate, as well as from our information technology solution services and subsidiaries such as KTDS Co., Ltd. (which provides system integration and maintenance services).

Operating Expenses

The following table presents a breakdown of our operating expenses and changes therein for 2013 and 2014:

	For the Year Ended December 31,				Changes
					2013 vs. 2014
	2013		2014		Amount		%
	(In billions of Won)
Salaries and wages	￦	3,289	￦	4,000	￦	711	21.6%
Depreciation		3,108		3,187		79	2.5
Commissions		1,260		1,392		132	10.5
Interconnection charges		885		797		(88)	(9.9)
Purchase of inventories		3,566		3,403		(163)	(4.6)
Changes of inventories		321		221		(100)	(31.2)
Sales commission		2,315		2,631		316	13.7
Service cost		1,834		1,545		(289)	(15.8)
Card service costs		2,703		2,883		180	6.7
Others (1)		4,453		4,331		(122)	(2.6)

Total operating expenses	￦	23,734	￦	24,390	￦	656	2.8%

(1)	Including other operating expenses (which include miscellaneous expenses, loss on disposal of property and equipment, impairment loss on property and equipment, loss on disposal of intangible assets, loss on disposal of investments in associates and joint ventures, impairment loss on investments in associates and joint ventures and donations), amortization of intangible assets, rent, insurance premium, utilities, international interconnection fee, installation fee, taxes and dues, research and development expenses, provision and advertising expenses.

Total operating expenses increased by 2.8%, or ￦656 billion, from ￦23,734 billion in 2013 to ￦24,390 billion in 2014 primarily due to increases in salaries and wages and sales commission, the impact of which was partially offset by decreases in service cost and purchase of inventories. Specifically:

•

Salaries and wages increased by 21.6%, or ￦711 billion, from ￦3,289 billion in 2013 to ￦4,000 billion in 2014 primarily due to an increase in severance payments relating to the special retirement program described in “—Overview” above. The special voluntary early retirement program resulted in the early retirement of 8,304 additional employees.

•

Sales commissions, which primarily relate to commissions paid to our third-party vendors for sales of mobile handsets and mobile and fixed-line service products, increased by 13.7%, or ￦316 billion, from ￦2,315 billion in 2013 to ￦2,631 billion in 2014, primarily due to increases in sales of our LTE mobile service products by such third-party vendors, as a result of an increase in our total mobile subscribers during 2014, as well as an increase in fixed-line sales commission and installation outsourcing service fees due to our special voluntary early retirement program. Such increases were offset in part by a decrease in commissions paid relating to official handset subsidies as discussed above.

These factors were partially offset by the following:

•

Service cost decreased by 15.8%, or ￦289 billion, from ￦1,834 billion in 2013 to ￦1,545 billion in 2014 as a result of the corresponding decreases in revenues from sale of real estate, as well as from our information technology solution services as discussed above.

•

Our operating expenses related to purchase of inventories decreased by 4.6%, or ￦163 billion, from ￦3,566 billion in 2013 to ￦3,403 billion in 2014 primarily due to a decrease in the total number of smartphones sold, resulting from increased competition in the mobile handset market, as well as business suspensions imposed on us by the KCC during 2014 in connection with excessive handset subsidies as discussed above.

Operating Profit

Due to the factors described above, we recorded an operating profit of ￦323 billion in 2013, compared to an operating loss of ￦662 billion in 2014. Our operating margin, which is operating profit as a percentage of operating revenues, was 1.3% in 2013 and our operating loss margin, which is operating loss as a percentage of operating revenues, was 2.8% in 2014.

Finance Income (Costs)

The following table presents a breakdown of our finance income and costs and changes therein for 2013 and 2014:

	For the Year Ended December 31,				Changes
					2013 vs. 2014
	2013		2014		Amount		%
	(In billions of Won)
Interest income	￦	109	￦	81	￦	(28)	(25.7)%
Interest expense		(450)		(501)		(51)	11.3
Net foreign currency transaction gain (loss)		6		11		5	83.3
Net foreign currency translation gain (loss)		100		(91)		(191)	N.A.
Net loss on settlement of derivatives		(3)		(33)		(30)	1,000.0
Net gain (loss) on valuation of derivatives		(105)		68		173	N.A.
Net other finance costs (1)		(25)		(99)		(74)	296.0

Net finance costs	￦	(368)	￦	(564)	￦	(196)	53.3%

N.A. means not available.

(1)	Including net other finance income and expenses, loss on disposal of trade receivables and impairment loss on available-for-sale financial assets.

Our net finance costs increased by 53.3%, or ￦196 billion, from ￦368 billion in 2013 to ￦564 billion in 2014 primarily due to our recognition of net foreign currency translation gain in 2013 compared to a net loss in 2014 and an increase in net other finance costs, the impact of which was partially offset by the net gain on valuation of derivatives in 2014 compared to a net loss in 2013. Specifically:

•

We recorded net foreign currency translation gain of ￦100 billion in 2013 compared to net foreign currency translation loss of ￦91 billion in 2014, as the Market Average Exchange Rate of the Won against the U.S. dollar appreciated from ￦1,071.1 to US$1.00 as of

December 31, 2012 to ￦1,055.3 to US$1.00 as of December 31, 2013, but depreciated to ￦1,099.2 to US$1.00 as of December 31, 2014. The impact of such net foreign currency translation loss in 2014 was partially offset by the net gain on valuation of derivatives discussed below.

•

Our net other finance costs increased by 296.0%, or ￦74 billion, from ￦25 billion in 2013 to ￦99 billion in 2014 primarily due to a ￦65 billion increase in impairment loss on available-for-sale financial assets from ￦5 billion in 2013 to ￦70 billion in 2014, mainly resulting from an impairment loss of ￦49 billion recognized on our interests in KT ENS, which was classified as available-for-sale financial securities for 2014 due to KT ENS filing for court receivership in 2014, whereas it was a consolidated subsidiary for 2013.

These factors were partially offset by the following:

•

We recorded net loss on valuation of derivatives of ￦105 billion in 2013, compared to net gain on valuation of derivatives of ￦68 billion in 2014, primarily due to an increase in gains from our currency swap contracts due to the depreciation of the exchange rates of the Won against the Japanese Yen and the U.S. dollar from December 31, 2013 to December 31, 2014.

Income (Loss) from Jointly Controlled Entities and Associates

Income from jointly controlled entities and associates increased by 157.1%, or ￦11 billion, from ￦7 billion in 2013 to ￦18 billion in 2014, primarily due to an increase in net income of KT-SB Venture Investment, and the corresponding increase in our share of such net income.

Income Tax Expense

We recognized an income tax expense of ￦50 billion in 2013, compared to an income tax benefit of ￦266 billion in 2014, primarily due to a significant increase in our loss from continuing operations before income tax from ￦38 billion in 2013 to ￦1,208 billion in 2014. We incurred a tax expense despite incurring a loss before income tax in 2013, as we, in preparing our consolidated financial statements, aggregate the tax results of ourselves and our subsidiaries, some of which had taxable income. See Note 29 to the Consolidated Financial Statements. We had net deferred income tax assets of ￦537 billion as of December 31, 2013 and ￦935 billion as of December 31, 2014.

Loss for the Period

Due to the factors described above, our loss for the period increased by 969.3%, or ￦853 billion, from ￦88 billion in 2013 to ￦941 billion in 2014. Our net loss margin, which is loss for the period as a percentage of operating revenues, was 0.4% in 2013 and 4.0% in 2014.

Segment Results—Customer/Marketing Group

Our operating revenues for this segment, prior to adjusting for inter-segment transactions, decreased by 2.5%, or ￦371 billion, from ￦14,938 billion in 2013 to ￦14,567 billion in 2014 primarily due to a decrease in revenues from individual fixed-line telephone subscribers.

We recorded operating income for this segment of ￦52 billion in 2013, compared to operating loss for this segment of ￦798 billion in 2014, prior to adjusting for inter-segment transactions, as the 3.2% increase in the segment’s operating expenses outpaced the 2.5% decrease in the segment’s operating revenues primarily due to the reasons discussed above. Operating margin, which is operating income as a percentage of total operating revenues prior to adjusting for inter-company sales, was 0.3% in 2013, and operating loss margin, which is operating loss as a percentage of total operating revenues prior to adjusting for inter-company sales, was 5.5% in 2014.

Depreciation and amortization, prior to adjusting for inter-segment transactions, increased by 3.6%, or ￦89 billion, from ￦2,445 billion in 2013 to ￦2,534 billion in 2014.

Segment Results—Enterprise Sales Group

Our operating revenues for this segment, prior to adjusting for inter-segment transactions, remained constant at ￦2,917 billion in 2013 and in 2014.

Our operating income for this segment, prior to adjusting for inter-segment transactions, decreased by 58.9%, or ￦139 billion, from ￦236 billion in 2013 to ￦97 billion in 2014, as the segment’s operating expenses increased by 5.2%, while the segment’s operating revenues remained constant, primarily due to the increase in salary expenses associated with the special voluntary retirement program as discussed above. Operating margin decreased from 8.1% in 2013 to 3.3% in 2014.

Depreciation and amortization, prior to adjusting for inter-segment transactions, increased by 0.6%, or ￦3 billion, from ￦486 billion in 2013 to ￦489 billion in 2014.

Segment Results—Finance/Rental Business Group

Our operating revenues for this segment, prior to adjusting for inter-segment transactions, increased by 12.3%, or ￦498 billion, from ￦4,053 billion in 2013 to ￦4,551 billion in 2014 primarily due to an increase in commission revenues from our financial subsidiaries, in particular BC Card Co., Ltd., in part resulting from an increase in the number of tourists in Korea using overseas credit cards through the credit card network owned and operated by BC Card Co., Ltd., for which it receives commission fees.

Our operating income for this segment, prior to adjusting for inter-segment transactions, increased by 15.0%, or ￦42 billion, from ￦280 billion in 2013 to ￦322 billion in 2014, as the 12.3% increase in the segment’s operating revenues outpaced a 12.1% increase in operating expenses primarily due to the reasons discussed above. Operating margin increased from 6.9% in 2013 to 7.1% in 2014.

Depreciation and amortization, prior to adjusting for inter-segment transactions, increased by 16.3%, or ￦65 billion, from ￦400 billion in 2013 to ￦465 billion in 2014 primarily due to the additional purchases of automobiles by KT Rental Co., Ltd. during 2014 as discussed above, which increased the depreciable asset base.

Segment Results—Others

Our operating revenues for this segment, prior to adjusting for inter-segment transactions, decreased by 5.4%, or ￦275 billion, from ￦5,094 billion in 2013 to ￦4,819 billion in 2014 primarily due to the classification of our interest in KT ENS as available-for-sale securities starting 2014, as well as disposal of certain subsidiaries in 2014, whose revenues were recognized under this segment.

We recorded an operating income for this segment of ￦287 billion in 2013, compared to an operating loss for this segment of ￦214 billion in 2014, as the 5.4% decrease in the segment’s operating revenues outpaced a 4.7% increase in operating expenses primarily due to the reasons discussed above. Operating margin was 5.6% in 2013 and operating loss margin was 4.4% in 2014.

Depreciation and amortization, prior to adjusting for inter-segment transactions, increased by 17.2%, or ￦40 billion, from ￦233 billion in 2013 to ￦273 billion in 2014.

Operating Results—2012 Compared to 2013

The following table presents selected income statement data and changes therein for 2012 and 2013:

	For the Year Ended December 31,				Changes
					2012 vs. 2013
	2012		2013		Amount		%
	(In billions of Won)
Operating revenues	￦	24,644	￦	24,058	￦	(586)	(2.4)%
Revenue		23,856		23,729		(127)	(0.5)
Others		787		329		(458)	(58.2)
Operating expenses		22,964		23,734		770	3.4

Operating profit		1,680		323		(1,357)	(80.8)
Finance income		499		279		(220)	(44.1)
Finance costs		(782)		(648)		134	(17.1)
Income from jointly controlled entities and associates		18		7		(11)	(61.1)

Profit (loss) from continuing operations before income tax		1,415		(38)		(1,453)	N.A.
Income tax expense		278		50		(228)	(82.0)
Profit (loss) for the period from continuing operations		1,137		(88)		(1,225)	N.A.
Loss from discontinued operations		(32)		—		32	N.A.

Profit (loss) for the period	￦	1,105	￦	(88)		(1,193)	N.A.

N.A. means not available.

Operating Revenues

The following table presents a breakdown of our operating revenues and changes therein for 2012 and 2013:

	For the Year Ended December 31,				Changes
					2012 vs. 2013
	2012		2013		Amount		%
	(In billions of Won)
Mobile services	￦	6,578	￦	6,711	￦	133	2.0%
Fixed-line services		7,593		7,179		(414)	(5.5)
Fixed-line telephone services:
Monthly basic charges		807		749		(58)	(7.2)
Monthly usage charges		1,740		1,462		(278)	(16.0)
Others		827		773		(54)	(6.5)

Sub-total		3,374		2,984		(390)	(11.6)
Internet services:
Broadband internet access service		2,036		2,011		(25)	(1.2)
Other Internet-related services		874		985		111	12.7

Sub-total		2,910		2,996		86	3.0
Data communication services		1,309		1,199		(110)	(8.4)
Sale of goods		4,590		4,066		(524)	(11.4)
Financial services		3,320		3,274		(46)	(1.4)
Automobile rental service		253		606		353	139.5
Other		2,310		2,222		(88)	(3.8)

Total operating revenues	￦	24,644	￦	24,058	￦	(586)	(2.4)%

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

Fixed-line Services

Our fixed-line service revenue decreased by 5.5%, or ￦414 billion, from ￦7,593 billion in 2012 to ￦7,179 billion in 2013 primarily due to decreases in fixed-line telephone service revenues and data communications service revenues, which were partially offset by an increase in internet service revenues.

Fixed-line Telephone Services. Our fixed-line telephone service revenues decreased by 11.6%, or ￦390 billion, from ￦3,374 billion in 2012 to ￦2,984 billion in 2013 primarily due to decreases in monthly usage charges, monthly basic charges and other fixed-line telephone service revenues. Specifically:

•

Monthly basic charges decreased by 7.2%, or ￦58 billion, from ￦807 billion in 2012 to ￦749 billion in 2013 primarily due to a 9.3% decrease in the number of our telephone lines in service from 15.1 million in 2012 to 14.0 million in 2013.

•

Monthly usage charges decreased by 16.0%, or ￦278 billion, from ￦1,740 billion in 2012 to ￦1,462 billion in 2013 primarily due to the continuing substitution effect from increase in usage of mobile telephone services, Internet phone services and other VoIP services such as Kakaotalk, Line and Skype, as well as decreases in the number of lines in service and calls made from landline users to mobile subscribers in 2013 compared to 2012.

•

Other fixed-line telephone service revenue decreased by 6.5%, or ￦54 billion, from ￦827 billion in 2012 to ￦773 billion in 2013 primarily due to the continuing substitution effect from increase in usage of mobile telephone services, Internet phone services and other VoIP services, as well as a decrease in the number of lines in service from 2012 to 2013.

Internet Services. Our Internet service revenues increased by 3.0%, or ￦86 billion, from ￦2,910 billion in 2012 to ￦2,996 billion in 2013 primarily due to an increase in the number of IPTV subscribers from 4.0 million as of December 31, 2012 to 5.0 million as of December 31, 2013, the impact of which was offset in part by an increase in our IPTV subscribers who participate in bundled products that offer discounts when subscribing to our other services, and an increase in the number of our broadband subscribers from 8.0 million as of December 31, 2012 to 8.1 million as of December 31, 2013.

Data Communications Services. Data communications service revenues decreased by 8.4%, or ￦110 billion, from ￦1,309 billion in 2012 to ￦1,199 billion in 2013 primarily due to a decrease in revenues from our leased lines, resulting from increased competition in the telecommunications market in Korea.

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

Operating Expenses

The following table presents a breakdown of our operating expenses and changes therein for 2012 and 2013:

	For the Year Ended December 31,				Changes
					2012 vs. 2013
	2012		2013		Amount		%
	(In billions of Won)
Salaries and wages	￦	3,097	￦	3,289	￦	192	6.2%
Depreciation		2,894		3,108		214	7.4
Commissions		1,426		1,260		(166)	(11.6)
Interconnection charges		901		885		(16)	(1.8)
Purchase of inventories		4,851		3,566		(1,285)	(26.5)
Changes of inventories		(259)		321		580	N.A.
Sales commission		2,230		2,315		85	3.8
Service cost		1,264		1,834		570	45.1
Card service costs		2,771		2,703		(68)	(2.5)
Others (1)		3,789		4,453		664	17.5

Total operating expenses	￦	22,964	￦	23,734	￦	770	3.4%

N.A. means not available.

(1)	Including other operating expenses (which include miscellaneous expenses, loss on disposal of property and equipment, impairment loss on property and equipment, loss on disposal of intangible assets, loss on disposal of investments in associates and joint ventures, impairment loss on investments in associates and joint ventures and donations), amortization of intangible assets, rent, insurance premium, utilities, international interconnection fee, installation fee, taxes and dues, research and development expenses, provision and advertising expenses.

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

Finance Income (Costs)

The following table presents a breakdown of our finance income and costs and changes therein for 2012 and 2013:

	For the Year Ended December 31,				Changes
					2012 vs. 2013
	2012		2013		Amount		%
	(In billions of Won)
Interest income	￦	203	￦	109	￦	(94)	(46.3)%
Interest expense		(472)		(450)		22	(4.7)
Net foreign currency transaction gain (loss)		2		6		4	200.0
Net foreign currency translation gain (loss)		259		100		(159)	(61.4)
Net loss on settlement of derivatives		(5)		(3)		2	(40.0)
Net gain (loss) on valuation of derivatives		(241)		(105)		136	(56.4)
Net other finance costs(1)		(29)		(25)		4	(13.8)

Net finance costs	￦	(283)	￦	(368)	￦	(85)	30.0%

N.A. means not available.

(1)	Including net other finance income and expenses, loss on disposal of trade receivables and impairment loss on available-for-sale financial assets.

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

Income Tax Expense

Our income tax expense decreased by 82.0%, or ￦228 billion, from ￦278 billion in 2012 to ￦50 billion in 2013 primarily due to our recognition of a loss from continuing operations before income tax of ￦38 billion in 2013 compared to a profit from continuing operation of ￦1,415 billion in 2012. We incurred a tax expense despite incurring a loss before income tax in 2013, as we, in preparing our consolidated financial statements, aggregate the tax results of ourselves and our subsidiaries, which had taxable income. See Note 29 to the Consolidated Financial Statements. We had an effective tax rate of 19.6% in 2012. We had net deferred income tax assets of ￦473 billion as of December 31, 2012 and ￦537 billion as of December 31, 2013.

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

Segment Results—Customer/Marketing Group

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

Segment Results—Enterprise Sales Group

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

Item 5.B.  Liquidity and Capital Resources

The following table sets forth the summary of our cash flows for the periods indicated:

	For the Years Ended December 31,
	2012		2013		2014
	(In billions of Won)
Net cash provided by operating activities	￦	5,725	￦	4,111	￦	1,916
Net cash used in investing activities		(3,851)		(3,783)		(3,171)
Net cash provided by (used in) financing activities		(1,278)		(312)		1,072
Cash and cash equivalents at beginning of period		1,462		2,058		2,071
Cash and cash equivalents at end of period		2,058		2,071		1,889
Net increase (decrease) in cash and cash equivalents		595		13		(182)

Capital Requirements

Historically, our capital requirements consisted principally of purchases of property and equipment and other assets and repayments of borrowings. In our investing activities, we used cash of ￦3,760 billion in 2012, ￦3,088 billion in 2013 and ￦2,853 billion in 2014 for the acquisition of property and equipment and investment property, primarily construction-in-progress. In our financing activities, we used cash of ￦4,591 billion in 2012, ￦5,956 billion in 2013 and ￦8,757 billion in 2014 for repayment of borrowings and bonds.

In recent years, we have also required capital for payments of retirement and severance benefits related to our early retirement programs. We recorded cash outflows from payments of severance benefits of ￦111 billion in 2012, ￦371 billion in 2013 and ￦1,427 billion in 2014. In 2014, our payments were particularly high due to the special voluntary early retirement program held in April 2014 described in “—Overview” above.

From time to time, we may also require capital for investments involving acquisitions, including shares of our affiliates, and strategic relationships. For example, in October 2011, we, through our subsidiary KT Capital Co., Ltd., acquired an additional 1,622,520 common shares of BC Card Co., Ltd. from Woori Bank, Busan Bank and Shinhan Card for approximately ￦252 billion. We acquired an additional 1,349,920 common shares of BC Card Co., Ltd. in January 2012 for approximately ￦287 billion, and owned a 69.54% interest in BC Card Co., Ltd. as of December 31, 2014. Any such additional investments or acquisitions may require significant capital.

Our cash dividends paid to shareholders and non-controlling interests amounted to ￦498 billion in 2012, ￦511 billion in 2013 and ￦223 billion in 2014.

We anticipate that capital expenditures and repayment of outstanding contractual obligations and commitments will represent the most significant use of funds for the next several years. We may also require capital for purchase of shares of our affiliates as well as investments involving acquisitions and strategic relationships. We compete in the telecommunications sector in Korea, which is rapidly evolving. In recent years, business combinations in the telecommunications industry have significantly changed the competitive landscape of the Korean telecommunications industry. We may need to incur additional capital expenditures to keep up with unexpected developments in rapidly evolving telecommunications technology. There can be no assurance that we will be able to secure funds on satisfactory terms from financial institutions or other sources that are sufficient for our unanticipated needs.

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

The following table sets forth selected information regarding our contractual obligations to make future payments as of December 31, 2014:

	Payments Due by Period
Contractual Obligations (1)	Total		Less than 1 Year		1-3 Years		4-5 Years		After 5 Years
	(In billions of Won)
Long-term debt obligations (including current portion of long-term debt)	￦	11,741	￦	1,855	￦	4,973	￦	2,697	￦	2,216
Capital lease obligations (including any interests)		60		23		27		10		—
Operating lease obligations		556		78		153		159		166
Severance payment obligations (2)		4,711		125		198		265		4,123
Long-term accounts payable—others		927		266		234		204		223

Total	￦	17,995	￦	2,347	￦	5,585	￦	3,335	￦	6,728

Estimate of interest payment based on contractual interest rates effective as of December 31, 2013	￦	1,722	￦	405	￦	541	￦	272	￦	504

(1)	Contractual obligations represent contractual liabilities as of the consolidated balance sheet date excluding refundable deposits for telephone installation and accruals for customer call bonus points, which do not have definitive payment schedules.

(2)	Does not include any severance payments due beyond 10 years, due to the uncertainties involved in the calculation of such payments.

Capital Resources

We have traditionally met our working capital and other capital requirements principally from cash provided by operations, while raising the remainder of our requirements primarily through debt financing. From time to time, we have also disposed of our treasury shares to meet our capital requirements.

Our major sources of cash have been net cash provided by operating activities, including profits for the period, expenses not involving cash payments such as depreciation and amortization, and proceeds from issuance of bonds and borrowings. We expect that these sources will continue to be our principal sources of cash in the future. Profit for the period was ￦1,105 billion in 2012, and we recorded a loss for the period of ￦88 billion in 2013 and ￦941 billion in 2014, due to the reasons discussed in Item 5.A. Operating Results. Non-cash expense adjustments in our statement of cash flows from depreciation and amortization of intangible assets was ￦3,314 billion in 2012, ￦3,621 billion in 2013 and ￦3,855 billion in 2014, primarily reflecting our capital investment activities during the recent years, including our purchase of bandwidths for our operations, investments in LTE-related structures and acquisition of real estate. Cash proceeds from issuance of bonds and borrowings were ￦4,259 billion in 2012, ￦6,200 billion in 2013 and ￦10,037 billion in 2014. As of December 31, 2014, we held 16,249,100 treasury shares.

In 2013, we spun off a portion of our trade receivables relating to handset sales to several special purpose companies, as part of our efforts to improve our cash and asset management. We also entered into asset management agreements with each of these special purpose companies, and will be receiving management fees from such companies. See Note 20 to the Consolidated Financial Statements.

We believe that we have sufficient working capital available to us for our current requirements and that we have a variety of alternatives available to us to satisfy our financial requirements to the extent that they are not met by funds generated by operations, including the issuance of debt securities and bank borrowings denominated in Won and various foreign currencies. For example, we successfully issued (i) US$350 million of 3.875% notes due 2017 in January 2012, (ii) three series of notes for an aggregate amount of Japanese Yen 30 billion in January 2013, (iii) three series of notes for an aggregate amount of ￦410 billion in April 2013, (iv) US$300 million floating rate notes due 2018 in August 2013, (v) ￦300 billion of commercial paper due 2019 in February 2014, (vi) US$650 million of 1.750% notes due 2017 and US$350 million of 2.625% notes due 2019 in April 2014 and (vii) three series of notes for an aggregate amount of ￦450 billion in January 2015. See Note 41 to the Consolidated Financial Statements. However, our ability to rely on some of these alternatives could be affected by factors such as the liquidity of the Korean and the global financial markets, prevailing interest rates, our credit rating and the Government’s policies regarding Won currency and foreign currency borrowings. Other factors which could materially affect our liquidity in the future include unanticipated increase in capital expenditures and decrease in cash provided by operations resulting from a significant decrease in demand for our services. We may also need to raise additional capital sooner than we expect in order to fund unanticipated investments and acquisitions.

Our total equity was ￦13,218 billion as of December 31, 2012, ￦12,837 billion as of December 31, 2013 and ￦11,788 billion as of December 31, 2014.

Liquidity

We had a working capital (current assets minus current liabilities) deficit of ￦749 billion as of December 31, 2012, ￦1,252 billion as of December 31, 2013 and ￦1,213 billion as of December 31, 2014. The following table sets forth the summary of our significant current assets for the periods indicated:

	As of December 31,
	2012		2013		2014
	(In billions of Won)
Cash and cash equivalents	￦	2,058	￦	2,071	￦	1,889
Short-term loans receivables, net		668		839		710
Trade and other receivables, net		5,908		5,240		4,811
Inventories, net		935		674		419

Our cash, cash equivalents and net short-term loans receivable maturing within one year totaled ￦2,726 billion as of December 31, 2012, ￦2,910 billion as of December 31, 2013 and ￦2,599 billion as of December 31, 2014. Under IFRS as issued by IASB, bank deposits held at call and all other highly liquid temporary cash instruments within maturities of three months are considered as cash equivalents. Short-term loans receivables primarily consist of loans and other non-derivative financial assets with fixed or determinable payments that are not quoted in an active market with maturities of twelve months or less.

The following table sets forth the summary of our significant current liabilities for the periods indicated:

	As of December 31,
	2012		2013		2014
	(In billions of Won)
Trade and other payables	￦	7,221	￦	7,414	￦	6,408
Borrowings		3,197		3,021		2,956

As of December 31, 2014, we entered into various commitments with financial institutions totaling ￦4,555 billion and US$12 million. See Note 20 to the Consolidated Financial Statements. As of December 31, 2014, ￦1,556 billion was used under these facilities. We have not had, and do not believe that we will have, difficulty gaining access to short-term financing sufficient to meet our current requirements.

Capital Expenditures

We used cash of ￦3,760 billion in 2012, ￦3,088 billion in 2013 and ￦2,853 billion in 2014 for the acquisition of property and equipment and investment property, primarily construction-in-progress.

Our current capital expenditure plan, on a non-consolidated basis, calls for the expenditure of approximately ￦2,700 billion in 2015, which may be adjusted depending on market conditions and our results of operations. The principal components of our capital investment plans are:

•	approximately ￦843 billion in general expansion and modernization of our wireless network infrastructure (including approximately ￦798 billion in capital investments for LTE service);

•	approximately ￦1,376 billion for general expansion and modernization of our fixed-line network infrastructure; and

•	approximately ￦481 billion in capital investments for our other services, including overhead costs.

Inflation

We do not consider that inflation in Korea has had a material impact on our results of operations in recent years. According to data published by The Bank of Korea, annual inflation in Korea was 2.2% in 2012, 1.3% in 2013 and 1.3% in 2014. See “Item 3. Key Information—Item 3.D. Risk Factors—Korea is our most important market, and our current business and future growth could be materially and adversely affected if economic conditions in Korea deteriorate.”

Item 5.C. Research and Development, Patents and Licenses, Etc.

In order to maintain our leadership in the converging telecommunications business environment and develop additional platforms, services and applications, we operate:

•	a new business development and incubation center;

•	an infrastructure R&D laboratory;

•	a service R&D laboratory; and

•	a convergence R&D laboratory.

As of December 31, 2014, KT Corporation had 5,045 registered patents domestically and 867 registered patents internationally.

The MSIP has the authority to recommend to network service providers that they provide funds for national research and development of telecommunications technology and related projects. The required annual contribution is 0.5% (0.75% for market dominant service providers like us) of revenues attributable to key communications services (excluding revenues from telecommunications service using an allotted frequency if the consideration for such allotted frequency has been paid) from wireless subscribers for the previous year, and is applicable only to those network service providers who have at least ￦30 billion in total sales for the previous year and have recorded no net loss in the current period. Under the policy, the maximum amount of the annual contribution to be made cannot exceed 70.0% of the net profit for the corresponding period of each company. Including such contributions, total expenditures (which include capitalized expenses) on research and development were ￦476 billion in 2012, ￦309 billion in 2013 and ￦479 billion in 2014.

In recent years, we have focused our research and development efforts in the following areas:

•	simplifying complex core networks and reducing costs;

•	integration of in-building management solutions for fixed-line and wireless networks;

•	aggregating heterogeneous wireless access for double network throughput;

•	a broadband internet solution that is 10 times faster using legacy copper and fiber lines;

•	a telecommunication cloud solution which combines network resource virtualization with cloud computing resource;

•	finding solutions for ultra-definition television set top box and additional solutions for smart IPTV;

•	smart home networking solutions for multiple devices, such as smartphones, tablets, computers and IPTV, as well as electric home appliances;

•	environment-friendly energy technologies including a smart-grid platform;

•	core technologies for convergence services such as Internet of Things (“IoT”), big data, security, networked automobiles, healthcare and bio-informatics; and

•	creating a new convergence business model based on Information Communication Technology (ICT) and incubating new businesses.

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

Our current directors are as follows:

Name	Position	Director Since	Date of Birth	Expiration of Term of Office
Non-Independent Directors (1)

Chang-Gyu Hwang	Chief Executive Officer	January 2014 (2)	January 23, 1953	2017
Heon Moon Lim	Senior Executive Vice President	March 2014	November 15, 1960	2016
Jeong-Tae Park	Senior Executive Vice President	March 2015	December 10, 1959	2016

Outside Directors (1)

Do Kyun Song	Chairperson of the Board of Directors, Advisor, Bae, Kim & Lee LLC	March 2013	September 20, 1943	2016
Sang Kyun Cha	Professor, Department of Electrical and Computer Engineering, Seoul National University	March 2012	February 19, 1958	2016
Jong-Goo Kim	Corporate lawyer, New Dimension Law Group	March 2014	July 7, 1941	2017
Chu-Hwan Yim	Director, Korea Information & Communication Industry Institute	March 2014	February 9, 1949	2016
Suk-Gwon Chang	Professor, Department of Business, Hanyang University	March 2014	February 21, 1956	2018
Dae-Keun Park	Professor, Department of Economics and Finance, Hanyang University	March 2014	March 15, 1958	2017
Dong-Wook Chung	Senior Counsel, Kim, Choi & Lim	March 2015	August 22, 1949	2018
Daiwon Hyun	Professor, Department of Mass Communication, Sogang University	March 2015	August 1, 1964	2018

(1)	All of our non-independent and outside directors beneficially own less than one percent of the issued shares of KT Corporation in the aggregate.

(2)	On November 12, 2013, Mr. Suk-Chae Lee resigned from his position as the President and Chief Executive Officer of KT Corporation. Mr. Chang-Gyu Hwang’s appointment as the new Chief Executive Officer was approved at an extraordinary general meeting of shareholders held on January 27, 2014.

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

Heon Moon Lim is a non-independent director and has served as senior executive vice president of KT’s Customer Business Group since February 2014. He has previously served as a professor of economics and management at Chungnam National University and an executive vice president of KT’s Telecom & Convergence Business Group and Home Business Group. Mr. Lim holds a bachelor’s degree in business administration from Yonsei University and a Ph.D. in business administration from Seoul National University.

Jeong-Tae Park is a non-independent director and has served as a senior executive vice president of KT’s Legal & Ethics Office since February 2014. He has previously served as an executive vice president of KT’s Group Shared Service Group, Strategy & Planning Office at KT’s Corporate Center and Procurement Strategy Office. Mr. Park holds a bachelor’s degree in industrial engineering from Seoul National University and a master’s degree in industrial engineering from Korea Advanced Institute of Science and Technology.

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

Jong-Goo Kim has served as our outside director since March 2014. He is currently a corporate lawyer at the New Dimension Law Group. Previously, he served as the minister of the Ministry of Justice and as the head of the Seoul Supreme Prosecutors’ Office. Mr. Kim holds both a bachelor’s and a master’s degree in law from Seoul National University and a Ph.D. in law from Dongguk University.

Chu-Hwan Yim has served as our outside director since March 2014. He is currently the director of the Korea Information & Communication Industry Institute. Mr. Yim was formerly an outside director of Korea Electric Power Corporation, the president of Korea Digital Cable Laboratories, the president of Electronics and Telecommunications Research Institute, and the secretary general of the Telecommunications Technology Association. Mr. Yim holds both a bachelor’s and a master’s degree in industrial education from Seoul National University and a Ph.D. in telecommunication systems from Technical University of Braunshweig.

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

Dae-Keun Park has served as our outside director since March 2014. He is currently a professor of economics and finance at Hanyang University, the chairperson of the Financial Development Review Committee at the Financial Services Commission and the director of Hanyang Economic Research Institute. Mr. Park was formerly a vice president of the Korea Finance and Money Association and a member of the Steering Committee at the Korea Finance Corporation. Mr. Park holds a bachelor’s degree in economics from Seoul National University, a master’s degree in management science from Korea Advanced Institute of Science and Technology and a Ph.D. in economics from Harvard University.

Dong-Wook Chung has served as our outside director since March 2015. He is currently a Senior Counsel to the law firm of Kim, Choi & Lim. Mr. Chung was formerly a prosecutor at the Seoul High Prosecutor’s Office and the chief prosecutor at the Bucheon Branch of the Incheon District Prosecutor’s Office. Mr. Chung holds a bachelor’s degree and a master’s degree in law from Seoul National University.

Daiwon Hyun has served as our outside director since March 2015. He is currently a professor of mass communication at Sogang University and the chairperson of the Korea Digital Content Industry Forum. Mr. Hyun was formerly the chairperson of the Internet-based Broadcasting Service Promotion Forum and the ‘Beautiful Internet World’ Forum. Mr. Hyun holds a bachelor’s degree and a master’s degree in journalism and broadcasting from Sogang University and a Ph.D. in telecommunications and mass media from Temple University.

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

The current executive officers are as follows:

Name (1)	Title and Responsibilities	Current Position Held Since	Years with the Company (2)	Date of Birth
Kyu-Shik Shin	Senior Executive Vice President, Enterprise Sales Business Group	December 2014	4	June 7, 1957
Seong-Mook Oh	Senior Executive Vice President, Network Group	January 2014	29	August 20, 1960
Kyu-Taek Nam	Senior Executive Vice President, Marketing Group	January 2014	29	February 6, 1961
Ki-Chul Kim	Senior Executive Vice President, IT Planning Group	December 2014	10	January 1, 1955
In-Sung Jun	Senior Executive Vice President, Corporate Relationship Group	January 2014	33	October 9, 1958
Hyeon-Mo Ku	Senior Executive Vice President, CEO Office	December 2014	28	January 13, 1964
Myung-Beom Pyun	Executive Vice President, Customer Group, Busan Sales Headquarter	December 2014	18	June 19, 1960
Jong-Jin Chae	Executive Vice President, Enterprise Sales Business Group, Enterprise Business Consulting Unit	December 2014	28	June 25, 1961
Cha-Hyun Yoon	Executive Vice President, Network Group, Gangbuk Network Operation Business Unit	December 2014	30	December 2, 1961
Kook-Hyun Kang	Executive Vice President, Marketing Group, Marketing Strategy Business Unit	December 2014	26	September 8, 1963
Hae-Jung Park	Executive Vice President, Marketing Group, IMC Center	December 2014	8	May 23, 1963
Dong-Myun Lee	Executive Vice President, Institute of Convergence Technology	January 2014	24	October 15, 1962
Mun-Whan Lee	Executive Vice President, Corporate Planning Group	December 2014	26	October 1, 1963
Kwang Suk Shin	Executive Vice President, Corporate Planning Group, Financial Office	December 2014	26	January 5, 1960
Soo-Jung shin	Executive Vice President, Corporate Planning Group, Data & Information Security Unit	August 2014	1	August 10, 1965
Dong-Su Yi	Executive Vice President, Corporate Planning Group, Brand Management Center	February 2015	0	August 26, 1961
Dae-San Lee	Executive Vice President, Management Support Group	December 2014	28	January 10, 1961
Heon-Yong Park	Executive Vice President, Corporate Relationship Group, Corporate Relationship & Cooperation Office	December 2014	21	August 15, 1961
Yeong-Ik Choi	Executive Vice President, Corporate Relationship Group, Corporate Relationship & Support Office	September 2014	20	January 5, 1961
Kyoung-Lim Yun	Executive Vice President, Future Convergence Business Office	December 2014	5	June 14, 1963
Yoon-Young Park	Executive Vice President, Future Convergence Business Office, Future Business Development Unit	December 2014	19	April 18, 1962
Cheol-Soo Kim	Executive Vice President, Customer Value Management Office	September 2014	1	February 7, 1963
Sang-Bong Nam	Executive Vice President, Legal & Ethics Office, Legal Affairs Center	January 2014	2	October 19, 1963
In-Hoe Kim	Executive Vice President, CEO Office, Department 2	December 2014	1	June 25, 1964
Jin-Chul Kim	Senior Vice President, Customer Group, Customer Planning Business Unit	December 2014	26	May 25, 1962
Hyon-Seog Lee	Senior Vice President, Customer Group, Sales Operation Business Unit	December 2014	23	March 10, 1962

Name (1)	Title and Responsibilities	Current Position Held Since	Years with the Company (2)	Date of Birth
Young-Ho Kim	Senior Vice President, Customer Group, Sales Operation Business Unit, Mobile Sales Department	December 2014	18	September 3, 1966
Hong-Jae Lee	Senior Vice President, Customer Group, Biz Customer Business Department	December 2014	30	August 29, 1962
Kyeong-Weon Park	Senior Vice President, Customer Group, Fieldwork Support Unit	December 2014	26	June 25, 1963
Sang-Keun Ahn	Senior Vice President, Customer Group, Northern Seoul Sales Headquarter	December 2014	16	September 10, 1962
Jae-Hyeon Kim	Senior Vice President, Customer Group, Southern Seoul Sales Headquarter	December 2014	18	September 26, 1962
Hee-Youp Chang	Senior Vice President, Customer Group, Western Seoul Sales Headquarter	December 2014	29	October 1, 1959
Kyoung-Il Kim	Senior Vice President, Customer Group, Daegu Sales Headquarter	March 2015	18	May 25, 1967
Yang-Hwan Ryoo	Senior Vice President, Customer Group, Jeonnam Sales Headquarter	December 2014	37	October 12, 1958
Man-Soo Oh	Senior Vice President, Customer Group, Jeonbuk Sales Headquarter	December 2014	27	February 9, 1961
Hyeong-Chul Park	Senior Vice President, Customer Group, Chungnam Sales Headquarter	December 2014	29	February 2, 1962
Jong-Jin Barg	Senior Vice President, Customer Group, Chungbuk Sales Headquarter	December 2014	23	August 14, 1963
Dae-Gi Gong	Senior Vice President, Customer Group, Gangwon Sales Headquarter	December 2014	28	March 13, 1960
Sang-Yong Lee	Senior Vice President, Enterprise Sales Business Group, Enterprise Business Consulting Unit, ICT Convergence Business Consulting Department	December 2014	4	December 23, 1967
Ki-Jong Moon	Senior Vice President, Enterprise Sales Business Group, Enterprise Business Performing Unit	December 2014	38	September 30, 1957
Yoon-Sik Jeong	Senior Vice President, Enterprise Sales Business Group, Enterprise Business Consulting Unit	December 2014	6	September 30, 1964
Hee-Kyoung Song	Senior Vice President, Enterprise Sales Business Group, Public Customer Business Unit	December 2014	2	July 24, 1964
Hyung-Joon Kim	Senior Vice President, Enterprise Sales Business Group, Pyung-Chang Winter Olympic Games Business Unit	December 2014	19	November 2, 1963
Chang-Seok Seo	Senior Vice President, Network Group, Network Strategy Unit	December 2014	21	July 5, 1967
Hyun-Meen Jung	Senior Vice President, Network Group, Network Strategy Unit, Access Network Building Department	December 2014	29	November 5, 1960
Cheol-Gyu Lee	Senior Vice President, Network Group, Network Operation & Maintenance Unit	January 2014	29	August 24, 1960
Jae-Yoon Park	Senior Vice President, Network Group, Network Technology Support Unit	December 2014	29	December 18, 1960
Mi-Na Oh	Senior Vice President, Network Technology Support Unit, Core Net Support Department	December 2014	21	April 11, 1969
Young-Sik Kim	Senior Vice President, Network Group, Gangnam Network Operation & Maintenance Headquarter	April 2014	25	March 15, 1961
Ho-Won Moon	Senior Vice President, Network Group, Busan Network Operation & Maintenance Headquarter	April 2014	29	January 7, 1959
Hee-Kwan Ryu	Senior Vice President, Marketing Group, GiGA Business Unit	April 2015	22	July 2, 1962

Name (1)	Title and Responsibilities	Current Position Held Since	Years with the Company (2)	Date of Birth
Pill-Jai Lee	Senior Vice President, Marketing Group, Media Business Unit	April 2015	27	October 3, 1961
Sun-Woo Lee	Senior Vice President, Marketing Group, Enterprise Solution Business Unit	December 2014	24	January 17, 1966
Hyeon-Seuk Lee	Senior Vice President, Marketing Group, Device Business Unit	December 2014	18	November 12, 1966
Hye-Jeong Yun	Senior Vice President, Marketing Group, Service Development Business Unit	December 2014	24	June 12, 1966
Young-Myoung Kim	Senior Vice President, Institute of Convergence Technology, Research Support Department, ICT Cooperation Team	January 2014	26	November 13, 1961
Hong-Beom Jeon	Senior Vice President, Institute of Convergence Technology, Infra Laboratory	January 2014	24	October 3, 1962
Sook-Kyung Sung	Senior Vice President, Institute of Convergence Technology Infra Laboratory, Intellectual Property Right Department	January 2014	15	November 18, 1964
Seong-Choon Lee	Senior Vice President, Institute of Convergence Technology, Service Laboratory	January 2014	30	March 28, 1960
Gyung-Pyo Hong	Senior Vice President, Institute of Convergence Technology, Convergence Laboratory	December 2014	28	June 10, 1962
Jae-Ho Jang	Senior Vice President, IT Planning Group, IT Strategy & Planning Department	December 2014	2	July 12, 1962
June-Keun Kim	Senior Vice President, IT Planning Group, Business Infrastructure Department	December 2014	5	November 12, 1966
Jeong-Min Woo	Senior Vice President, IT Planning Group, Next Generation System Development Unit	December 2014	20	February 25, 1964
Jong-Ook Park	Senior Vice President, Corporate Planning Group, Strategy & Planning Office	December 2014	22	January 24, 1962
Dong-Seope Park	Senior Vice President, Corporate Planning Group, Strategy & Planning Office, Strategy & Planning Department	January 2014	30	November 5, 1961
Sang-Wook Seo	Senior Vice President, Corporate Planning Group, Strategy Investment Department	June 2014	3	January 26, 1972
Jung-Yong Moon	Senior Vice President, Corporate Planning Group, Strategy & Planning Office, Affiliate Management Department 1	December 2014	21	August 24, 1962
Won-Sic Hahn	Senior Vice President, Corporate Planning Group, Procurement Cooperation Office	December 2014	30	October 26, 1960
Kyung-Joon Lee	Senior Vice President, Corporate Planning Group, Procurement Cooperation Office, Procurement Strategy Department	December 2014	24	June 2, 1963
Kong-Hwan Lee	Senior Vice President, Management Support Group, Human Resources Office	December 2014	20	September 20, 1966
Hyun-Yok Sheen	Senior Vice President, Management Support Group, Management Support Office	January 2014	22	August 25, 1968
Sung-Q Lee	Senior Vice President, Management Support Group, Management Support Office, Labor Relations Department 1	December 2014	25	December 24, 1965
Jun-Su Jeong	Senior Vice President, Management Support Group, Corporate Culture Office	May 2014	23	November 2, 1962
Young-Min Choi	Senior Vice President, Management Support Group, KT Group HR Development Academy	January 2015	0	September 8, 1961
Young-Suk Jeon	Senior Vice President, Management Support Group, KT Group HR Development Academy Educational Dispatch	February 2015	23	December 14, 1963
Han-Sup Lee	Senior Vice President, Management Support Group, KT Group HR Development Academy Educational Dispatch	February 2015	19	March 6, 1966

Name (1)	Title and Responsibilities	Current Position Held Since	Years with the Company (2)	Date of Birth
Sung-Kyu Yang	Senior Vice President, Management Support Group, KT Group HR Development Academy Educational Dispatch	February 2015	27	March 14, 1962
Dae-Su Park	Senior Vice President, Corporate Relation Group, Economics & Management Research Institute	December 2014	26	October 28, 1963
Hee-Su Kim	Senior Vice President, Corporate Relation Group, Economics & Management Research Institute	December 2014	4	October 15, 1962
Seung-Yong Lee	Senior Vice President, Corporate Relation Group, Creative Economic Initiative Center	December 2014	22	May 18, 1964
Young-Ho Oh	Senior Vice President, Public Relations Office	March 2014	17	September 16, 1962
Jae-Ho Song	Senior Vice President, Future Convergence Business Office, Future Business Strategy Department	December 2014	22	March 26, 1966
Seong-Hoon Kim	Senior Vice President, Future Convergence Business Office, Smart Energy Business Unit	December 2014	2	September 29, 1964
Yi-Shik Kim	Senior Vice President, Future Convergence Business Office, Big Data Center	December 2014	2	October 16, 1968
Tae-Sung Lim	Senior Vice President, Global Business Unit	December 2014	24	March 4, 1963
Hwa Jung	Senior Vice President, Customer Value Management Office, In-House Consulting Unit	December 2014	26	August 10, 1964
Weon-Kyung Kim	Senior Vice President, Legal & Ethics Office, Corporate Audit Center	December 2014	24	June 15, 1963
Keum-Seok Shin	Senior Vice President, Legal & Ethics Office, Corporate Audit Center, Corporate Audit Department 2	December 2014	25	February 18, 1965
Byung-Sam Park	Senior Vice President, Legal & Ethics Office, Legal Affairs Center, Legal Department 1	April 2014	2	October 13, 1966
Sang-Kwi Chang	Senior Vice President, Legal & Ethics Office, Legal Affairs Center, Legal Department 2	May 2014	1	July 12, 1968
Hyoung-Wook Kim	Senior Vice President, CEO Office Department 1	December 2014	18	April 24, 1963
Kyung-Keun Yoon	Senior Vice President, CEO Office Department 2	December 2014	19	January 14, 1963
Jong-Jin Yoon	Senior Vice President, CEO Office Department 3	February 2015	0	February 9, 1964

(1)	All of our executive officers beneficially own less than one percent of the issued shares of KT Corporation in the aggregate.

(2)	Does not include period of employment by KT Corporation’s affiliates.

Item 6.B. Compensation

Compensation of Directors

In 2014, the total amount of salaries, bonuses (including long-term performance-based incentives for directors) and allowances paid to all directors of KT Corporation for services in all capacities was approximately ￦3.0 billion, which were paid on a cash basis.

Until February 2010, we had no incentive based compensation program for outside directors. Instead, compensation was paid to outside directors in fixed amounts as an allowance for any expenses they incurred in executing their duties. The board of directors introduced a new compensation program for outside directors in March 2010, which consists of cash and stock grants and requires a one year lock-up period, at a ratio of 3 to 1. The total cash basis remuneration for outside directors for 2014 was recorded at ￦617 million.

The compensation of our directors and executive officers who received total annual compensation exceeding ￦500 million in 2014 were as follows:

Name	Position	Total Compensation in 2014	Composition of Total Compensation
(In millions of Won)
Hwang, Chang-Gyu	Representative Director	￦507	￦429 million (salary); ￦75 million (bonus); ￦3 million (benefits)
Pyo, Hyeon Myeong	Former President	￦641	￦71 million (salary); ￦92 million (bonus); ￦10 million (benefits); ￦468 million (severance)

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

Item 6.C. Board Practices

As of December 31, 2014, none of our non-independent or outside directors maintained directors’ service contracts with us or with any of our subsidiaries providing for benefits upon termination of employment.

Corporate Governance Committee

The Corporate Governance Committee is comprised of four outside directors and one non-independent director, Suk-Gwon Chang, Do Kyun Song, Sang Kyun Cha, Dae-Keun Park and Jeong-Tae Park. The chairperson is Suk-Gwon Chang. The committee is responsible for the review of matters with respect to our Corporate Governance Guidelines and our performance under such guidelines to monitor effectiveness of our corporate governance.

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

Evaluation and Compensation Committee

The Evaluation and Compensation Committee is currently comprised of four outside directors, Chu-Hwan Yim, Do Kyun Song, Suk-Gwon Chang and Daiwon Hyun. The chairperson is Chu-Hwan Yim. The committee’s duties include prior review of the Chief Executive Officer’s management goals, terms and conditions proposed for inclusion in the management contract of the Chief Executive Officer, including, but not limited to, determining whether the Chief Executive Officer has achieved the management goals, and the determination of compensation of the Chief Executive Officer and the non-independent directors. The committee members are elected by the board after the closing of the annual meeting, and the term of the committee members is for one year.

Executive Committee

The Executive Committee is currently comprised of all of the non-independent directors. The chairperson is Chang-Gyu Hwang. The committee’s duties include the establishment and management of branch offices, the acquisition and disposal of real estate having market value between ￦15 billion to ￦30 billion, making investments and providing guarantees between ￦15 billion to ￦30 billion, the disposal and sale of stocks of our subsidiaries, which stocks have a market value of between ￦15 billion and ￦30 billion, provided that no change of control with respect to such subsidiary occurs as a result of such disposal or sale for stocks with market value of ￦10 billion or more, the authorization of charitable contributions between ￦100 million to ￦1 billion and the issuance of certain debt securities.

Related-Party Transactions Committee

The Related-Party Transactions Committee is currently comprised of four outside directors, Dong-Wook Chung, Jong-Goo Kim, Chu-Hwan Yim and Daiwon Hyun. The chairperson is Dong-Wook Chung. This committee reviews transactions between KT Corporation and its subsidiaries and ensures compliance with applicable antitrust laws. The committee members are elected by the board after the annual meeting, and the term of the committee members is for one year.

Audit Committee

Under the Commercial Code of Korea and our articles of incorporation, we are required to establish an audit committee comprised of three or more outside directors comprised of at least two-thirds of the audit committee members. Audit Committee members must also meet the applicable independence criteria set forth under the rules and regulations of the Sarbanes-Oxley Act of 2002. The committee is currently comprised of Jong-Goo Kim, Sang Kyun Cha, Dae-Keun Park and Dong-Wook Chung. The chairperson is Jong-Goo Kim and the financial expert is Dae-Keun Park. Members of the committee are elected by our shareholders at the shareholders’ meeting. Our internal and external auditors report directly to the committee.

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

Item 6.D. Employees

On a non-consolidated basis, we had 23,371 employees as of December 31, 2014, compared to 32,451 employees as of December 31, 2013 and 32,186 employees as of December 31, 2012.

Voluntary Early Retirement Plans

We regularly sponsor voluntary early retirement plans where we provide additional financial incentives for our employees to retire early, as part of our efforts to improve operational efficiencies. In 2012, 2013 and 2014, 183, 269 and 8,345 employees, respectively, retired under this program.

In April 2014, we announced the commencement of a special early retirement program for employees who have been employed by us for more than 15 years. This special early retirement program provides our employees with incentives to retire early as part of our efforts to improve operational efficiencies. Our employees will be offered the option of either receiving additional severance payment or employment for two years at certain of our subsidiaries or affiliates as part of the special retirement scheme. The special voluntary early retirement program resulted in the early retirement of 8,304 employees. In aggregate, 8,345 employees retired in 2014 under the regular voluntary early retirement plan and the special voluntary early retirement program. We paid ￦1.3 trillion as severance benefits in connection with our early retirement programs during 2014, which was financed through cash on hand and bond issuances.

Labor Relations

We consider our current relations with our work force to be good. However, in the past, we have experienced opposition from our labor union for our strategy of restructuring to improve our efficiency and profitability by disposing of non-core businesses and reducing our employee base.

As of December 31, 2014, about 75.8% of the employees of KT Corporation were members of the KT Trade Union. On behalf of its members, the Union negotiates with us a collective bargaining agreement every two years, and our current collective bargaining agreement expires on May 23, 2015. The current collective bargaining agreement provides that even in the event of a strike, the minimum number of employees necessary to operate the telecommunications business must continue to work.

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

Employee Stock Ownership and Benefits

We have an employee stock ownership association, which may purchase on behalf of its members up to 20.0% of any of our shares offered publicly in Korea. The employee stock ownership association owned 0.64% of our issued shares as of December 31, 2014.

In accordance with the National Pension Act of Korea, we contribute an amount equal to 4.5% of an employee’s standard monthly wages, and each employee contributes 4.5% of his or her standard monthly wages, into his or her personal pension account. Our employees, including executive officers as well as non-executive employees, are subject to a pension insurance system, under which we make monthly contributions to the pension accounts of the employees, and upon retirement, such employees are paid the pension amount due from their pension accounts. Prior to April 2011, our executive and non-executive employees were subject to a lump-sum severance payment system, under which they were entitled to receive a lump-sum severance payment upon termination of their employment, based on their length of service and salary level at the time of termination. Starting in April 2011, in accordance with the Korean Employee Retirement Income Security Act, we replaced such lump-sum severance payment system with our current pension insurance system in the form of a defined benefit plan, and also introduced a defined contribution plan in December 2012, with a total combined unfunded portion of approximately ￦503 billion as of December 31, 2014. Lump-sum severance amounts previously accrued prior to our adoption of the current pension insurance system continue to remain payable. We also provide a wide range of fringe benefits to our employees, including housing, housing loans, company-provided hospitals and schools, a company-sponsored pension program, an employee welfare fund, industrial disaster insurance, cultural and athletic facilities, physical education grants, meal allowances, medical examinations and training and resort centers. See “Item 5. Operating and Financial Review and Prospects—Item. 5.A. Operating Results—Salaries and Related Costs.”

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

Item 6.E. Share Ownership

Common Stock

The persons who are currently our directors held, as a group, 10,919 common shares as of March 31, 2015, the most recent date for which this information is available. The table below shows the ownership of our common shares by directors:

Shareholders	Number of Common Shares Owned
Chang-Gyu Hwang	—
Heon Moon Lim	907
Jeong-Tae Park	6,542
Do Kyun Song	337
Sang Kyun Cha	3,133
Jong-Goo Kim	—
Chu-Hwan Yim	—
Suk-Gwon Chang	—
Dae-Keun Park	—
Dong-Wook Chung	—
Daiwon Hyun	—

Stock Options

We have not granted any stock options to our current directors and executive officers.

Item 7. Major Shareholders and Related Party Transactions

Item 7.A. Major Shareholders

The following table sets forth certain information relating to the shareholders of our common stock as of December 31, 2014:

Shareholders	Number of Shares	Percent of Total Shares Issued
National Pension Corporation	22,082,607	8.46%
NTTDoCoMo, Inc.	14,257,813	5.46%
Silchester International Investors LLP	13,809,192	5.29%
Employee stock ownership association	1,663,392	0.64%
Directors as a group	10,919	0.01%
Public	193,038,785	73.93%
KT Corporation (held in the form of treasury stock)	16,249,100	6.22%

Total issued shares	261,111,808	100.00%

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

Item 8. Financial Information

Item 8.A. Consolidated Statements and Other Financial Information

See “Item 18—Financial Statements” and pages F-1 through F-106.

Legal Proceedings

In July 2012, the Fair Trade Commission issued to us an administrative fine of approximately ￦5 billion as well as certain corrective orders, after investigating certain pricing and subsidy practices of mobile service carriers and handset manufacturers. Samsung Electronics Co., Ltd., LG Electronics Co., Ltd., Pantech Curitel Co., Ltd., SK Telecom and LG U+ were also issued administrative fines as a result of the investigation. We filed for a stay of execution of the Fair Trade Commission’s decision, and in September 2012, the Seoul High Court granted a stay of execution with respect to the corrective order, and denied the stay of execution with respect to the administrative fine. We paid the entire fine in September 2012. In September 2012, we filed a lawsuit with the Seoul High Court against the Fair Trade Commission to appeal the administrative fine and the corrective order, and on February 6, 2014, the Seoul High Court ruled against us on our appeal. In February 2014, we filed another appeal with respect to the administrative fine with the Supreme Court of Korea and filed for a stay of execution with respect to the corrective order in March 2014, which was accepted and became effective in April 2014. The appeal is currently ongoing. The outcome of this case will not result in any fine in addition to the fine we already paid in September 2012.

Based on investigations conducted in December 2012 and January 2013, the KCC imposed a combined fine of approximately ￦12 billion on SK Telecom, LG U+ and us in January 2013 (our fine being approximately ￦2.9 billion), for providing subsidies that were higher than those allowed under current regulations to new mobile phone purchasers and subscribers, and also imposed temporary suspensions from recruiting new subscribers ranging from 20 days to 24 days. In March 2013, the KCC again imposed a combined fine of approximately ￦5 billion on SK Telecom, LG U+ and us (our fine being approximately ￦1.6 billion) for continuing to offer subsidies during the suspension period. In July 2013, the KCC imposed a combined fine of approximately ￦67 billion on SK Telecom, LG U+ and us (our fine being approximately ￦20 billion) and also imposed a seven day suspension on us from recruiting new subscribers, also in connection with providing excessive handset subsidies to new subscribers. In December 2013, the KCC again imposed a combined fine of approximately ￦106 billion on SK Telecom, LG U+ and us (our fine being approximately ￦30 billion), which is the largest fine ever imposed by the KCC on local mobile operators for providing excessive subsidies to new subscribers. On March 7, 2014, the MSIP imposed a temporary suspension on us for 45 days (from March 13, 2014 to April 26, 2014), SK Telecom for 45 days (from April 5, 2014 to May 19, 2014), and LG U+ for 45 days (from March 13, 2014 to April 4, 2014 and again from April 27, 2014 to May 18, 2014) from recruiting new subscribers as a result of continuing to offer excessive handset subsidies to new subscribers, despite the order from the KCC prohibiting such subsidies. Additionally, the MSIP announced that it plans to bring criminal charges with fines of up to ￦150 million and imprisonment of less than three years against any carrier and responsible personnel that fails to adhere to the suspension or continues to offer illegal subsidies after the suspension is completed. In August 2014, the KCC imposed a fine of approximately ￦58 billion on SK Telecom, LG U+ and us (our fine being approximately ￦11 billion) for continuing to provide excessive subsidies to new subscribers. In December 2014, the KCC further imposed a fine of approximately ￦8 billion on each of SK Telecom, LG U+ and us for providing excessive handset subsidies and in March 2015 the KCC again imposed a combined fine of approximately ￦34 billion on SK Telecom, LG U+ and us (our fine being approximately ￦9 billion) for violation of regulations relating to handset sales, in connection with a used handset buyback program that we and the other telecommunications operators were promoting. We have paid all of such fines as of the date hereof.

In July 2012, the police arrested two individuals in connection with the alleged theft of personal information relating to approximately 8.7 million of our mobile phone subscribers. The individuals in question stole personal information through a series of hackings starting from February 2012 into our N-STEP. Since the incident, approximately 29,800 of our mobile phone subscribers filed a total of 15 lawsuits against us in connection with the N-STEP hackings, alleging that we failed to protect their personal information, and are seeking total damages of approximately ￦15 billion. From August 2014 to January 2015, various district courts have awarded damages of ￦100,000 per plaintiff for 11 of the cases involving a total of approximately 29,000 of the subscribers, resulting in damages of approximately ￦3 billion to us, while the remaining trials are currently ongoing at various district courts. We have appealed the district courts’ decisions and the appeals are currently ongoing at the Seoul High Court.

Furthermore, in March 2014, the police arrested three individuals in connection with their alleged theft of personal information relating to approximately 9.8 million of our subscribers. The individuals in question stole the personal information of our subscribers through a series of hackings into our main homepage starting from February 2014. Since the incident, approximately 13,450 subscribers filed 18 lawsuits against us in connection with the information theft, seeking total damages of approximately ￦7 billion. The trials are currently ongoing at various district courts. In June 2014, we were fined ￦85 million by the KCC and were ordered to take corrective measures in connection with the most recent hacking incident. We filed an administrative appeal in August 2014 in connection with the KCC fine, and the appeal is currently ongoing at the Seoul Administrative Court.

In December 2013, the MSIP declared that the contract over our sale of Koreasat 3 was null and void, on the grounds that the satellite was sold without obtaining proper government approval. We are currently involved in an arbitration proceeding against ABS pursuant to the Rules of the International Chamber of Commerce over the Koreasat 3 satellite ownership and contract violation claims.

We are a defendant in various other court proceedings involving claims for civil damages arising in the ordinary course of our business. As of December 31, 2014, we have established provisions relating to litigations of ￦20 billion, of which ￦4 billion related to the litigations involving the hacking incidents. See Note 17 to the Consolidated Financial Statements. While we are unable to predict the ultimate disposition of these claims, in the opinion of our management, the ultimate disposition of these claims will not have a material adverse effect on our business, financial condition and results of operations.

Dividends

The table below sets out the annual dividends declared on the outstanding common stock to shareholders of record on December 31 of the years indicated and the interim dividends declared on the outstanding common stock to shareholders of record on June 30 of the years indicated:

Year	Annual Dividend per Common Stock	Interim Dividend per Common Stock	Average Total Dividend per Common Stock
	(In Won)	(In Won)	(In Won)
2010	2,410	—	2,410
2011	2,000	—	2,000
2012	2,000	—	2,000
2013	800	—	800
2014	—	—	—

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

Item 9. The Offer and Listing

Item 9.A. Offer and Listing Details

Market Price Information

Common Stock

Our shares were listed on the KRX KOSPI Market on December 23, 1998. The price of the shares on the KRX KOSPI Market as of the close of trading on April 29, 2015 was ￦30,900 per share. The table below shows the high and low closing prices and the average daily volume of trading activity on the KRX KOSPI Market for the shares since January 2009:

	Price		Average Daily Trading Volume
	High	Low
	(In Won)		(Number of shares)
2009	42,000	33,100	1,371,110
2010	50,600	39,150	1,343,486
2011	45,500	34,200	1,063,506
2012	39,750	27,700	1,067,315
2013	40,850	29,950	1,149,143
First quarter	38,750	34,600	1,037,037
Second quarter	40,850	34,000	1,112,465
Third quarter	37,300	33,900	1,018,216
Fourth quarter	36,900	29,850	1,427,046
2014	36,800	28,300	1,051,396
First quarter	31,900	28,300	981,580
Second quarter	32,800	28,700	1,240,382
Third quarter	36,800	29,650	1,121,896
Fourth quarter	35,250	30,700	866,696

	Price		Average Daily Trading Volume
	High	Low
	(In Won)		(Number of shares)
2015 (through April 29)	31,900	28,500	1,066,783
First quarter	31,900	28,500	1,032,769
January	31,900	29,800	1,002,611
February	30,600	28,500	1,251,760
March	30,700	29,000	892,335
Second quarter (through April 29)	30,900	28,800	1,167,822
April (through April 29)	30,900	28,800	1,167,822

Source:	KRX KOSPI Market.

ADSs

The outstanding ADSs, each of which represents one-half of one share of our common stock, have been traded on the New York Stock Exchange and the London Stock Exchange since May 25, 1999.

The price of the ADSs on the New York Stock Exchange as of the close of trading on April 28, 2015 was $14.18 per ADS. The table below shows the high and low trading prices and the average daily volume of trading activity on the New York Stock Exchange for our ADSs since January 2009:

	Price		Average Daily Trading Volume
	High	Low
	(In US$)		(Number of ADSs)
2009	17.64	11.42	639,566
2010	22.62	17.12	784,905
2011	20.86	14.49	1,124,692
2012	18.23	11.65	1,004,064
2013	18.16	14.33	528,291
First quarter	18.07	15.65	766,282
Second quarter	18.16	14.92	518,995
Third quarter	17.25	15.00	368,603
Fourth quarter	17.24	14.33	474,159
2014	17.46	13.24	440,020
First quarter	14,75	13.24	515,373
Second quarter	16.07	13.45	410,942
Third quarter	17.46	14.31	380,780
Fourth quarter	16.31	14.05	456,065
2015 (through April 29)	14.17	12.87	361,119
First quarter	14.17	12.87	378,430
January	14.17	13.44	377,870
February	14.01	12.99	400,405
March	13.98	12.87	359,959
Second quarter (through April 29)	14.18	13.22	305,542
April (through April 29)	14.18	13.22	305,542

Source:	New York Stock Exchange.

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

Movements in Korea Composite Stock Price Index are set out in the following table together with the associated dividend yields and price earnings ratios:

					Period Average
Year	Opening	High	Low	Closing	Dividend Yield (1) (2) (Percent)	Price Earnings Ratio (2) (3)
1985	139.53	163.37	131.40	163.37	5.3	5.2
1986	161.40	279.67	153.85	272.61	4.3	7.6
1987	264.82	525.11	264.82	525.11	2.6	10.9
1988	532.04	922.56	527.89	907.20	2.4	11.2
1989	919.61	1,007.77	844.75	909.72	2.0	13.9
1990	908.59	928.82	566.27	696.11	2.2	12.8
1991	679.75	763.10	586.51	610.92	2.6	11.2
1992	624.23	691.48	459.07	678.44	2.2	10.9
1993	697.41	874.10	605.93	866.18	1.6	12.7
1994	879.32	1,138.75	855.37	1,027.37	1.2	16.2
1995	1,027.45	1,016.77	847.09	882.94	1.2	16.4
1996	882.29	986.84	651.22	651.22	1.3	17.8
1997	647.67	792.29	350.68	376.31	1.5	17.0
1998	374.41	579.86	280.00	562.46	1.9	10.8
1999	565.10	1,028.07	498.42	1,028.07	1.1	13.5
2000	1,028.33	1,059.04	500.60	504.62	2.1	12.9
2001	503.31	704.50	468.76	693.70	1.7	16.4
2002	698.00	937.61	584.04	627.55	1.6	15.2

					Period Average
Year	Opening	High	Low	Closing	Dividend Yield (1) (2) (Percent)	Price Earnings Ratio (2) (3)
2003	633.03	822.16	515.24	810.71	2.0	11.8
2004	821.26	936.06	719.59	895.92	2.0	13.8
2005	896.00	1,379.37	870.84	1,379.37	1.8	10.6
2006	1,383.32	1,464.70	1,203.86	1,434.46	1.6	11.1
2007	1,438.89	2,064.85	1,355.79	1,897.13	1.4	15.8
2008	1,891.45	1,888.88	938.75	1,124.47	2.6	8.9
2009	1,132.87	1,718.88	1,018.81	1,682.77	1.6	22.9
2010	1,696.14	2,051.00	1,552.79	2,051.00	1.1	17.8
2011	2,078.08	2,228.96	1,652.71	1,825.74	1.5	10.5
2012	1,826.37	2,049.28	1,769.31	1,997.05	1.3	12.3
2013	2,031.10	2,059.58	1,780.63	2,011.34	1.2	13.5
2014	1,967.19	2,082.61	1,886.85	1,915.59	1.1	15.3
2015 (through April 29)	1,926.44	1,882.45	2,173.41	2,142.63	1.1	16.7

Source:	The KRX KOSPI Market

(1)	Dividend yields are based on daily figures. Dividend yields after January 3, 1984 include cash dividends only.

(2)	Starting in April 2000, dividend yield and price earnings ratio are calculated based on KOSPI 200, an index of 200 equity securities listed on the KRX KOSPI Market. Starting in April 2000, KOSPI 200 excludes classified companies, companies which did not submit annual reports to the KRX KOSPI Market, and companies which received qualified opinion from external auditors.

(3)	The price earnings ratio is based on figures for companies that record a profit in the preceding year.

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

The number of companies listed on the KRX KOSPI Market, the corresponding total market capitalization at the end of the periods indicated and the average daily trading volume for those periods are set forth in the following table:

	Market Capitalization on the Last Day of Each Period			Average Daily Trading Volume, Value
Year	Number of Listed Companies	(Billions of Won)	(Millions of Dollars) (1)	Thousands of Shares	(Millions of Won)	(Thousands of Dollars) (1)
1985	342	6,570	7,381	18,925	12,315	13,834
1986	355	11,994	13,924	31,755	32,870	38,159
1987	389	26,172	33,033	20,353	70,185	88,583
1988	502	64,544	94,348	10,367	198,364	289,963
1989	626	95,477	140,490	11,757	280,967	414,430
1990	669	79,020	110,301	10,866	183,692	256,411
1991	686	73,118	96,107	14,022	214,263	281,629
1992	688	84,712	107,448	24,028	308,246	390,977
1993	693	112,665	139,420	35,130	574,048	710,367
1994	699	151,217	191,730	36,862	776,257	984,223
1995	721	141,151	182,201	26,130	487,762	629,613
1996	760	117,370	139,031	26,571	486,834	575,680
1997	776	70,989	50,162	41,525	555,759	392,707
1998	748	137,799	114,091	97,716	660,429	546,803
1999	725	349,504	305,137	278,551	3,481,620	3,039,655
2000	704	188,042	149,275	306,163	2,602,211	2,065,739
2001	689	253,843	191,421	473,241	1,997,420	1,506,237
2002	683	258,681	215,496	857,245	3,041,598	2,533,815
2003	684	355,363	296,679	542,010	2,216,636	1,850,589
2004	683	412,588	395,275	372,895	2,232,109	2,138,445
2005	702	655,075	646,668	467,629	3,157,662	3,117,139
2006	731	704,588	757,948	279,096	3,435,180	3,695,332
2007	746	951,887	1,014,589	363,732	5,539,588	5,904,485
2008	765	576,888	458,757	355,205	5,189,644	4,126,953
2009	770	887,316	759,949	483,902	5,783,552	4,953,367
2010	777	1,141,885	1,002,621	380,859	5,619,768	4,934,382
2011	791	1,041,999	903,493	353,760	6,863,146	5,950,877
2012	784	1,154,294	1,077,672	486,480	4,823,643	4,503,448
2013	777	1,185,974	1,123,826	328,325	3,993,422	3,784,158
2014	773	1,192,253	1,084,655	278,802	3,983,580	3,624,345
2015 (through April 29)	762	1,339,024	1,250,373	398,583	5,159,864	4,818,250

Source:	The KRX KOSPI Market

(1)	Converted at the Concentration Base Rate of The Bank of Korea or the Market Average Exchange Rate as announced by Seoul Money Brokerage Services Limited, as the case may be, at the end of the periods indicated.

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

Item 9.D. Selling Shareholders

Not applicable.

Item  9.E. Dilution

Not applicable.

Item 9.F. Expenses of the Issuer

Not applicable.

Item  10. Additional Information

Item 10.A. Share Capital

Currently, our authorized share capital is 1,000,000,000 shares, which consists of shares of common stock, par value ￦5,000 per share (“Common Shares”) and shares of non-voting preferred stock, par value ￦5,000 per share (“Non-Voting Shares”). Common Shares and Non-Voting Shares together are referred to as “Shares.” Under our articles of incorporation, we are authorized to issue Non-Voting Shares up to one-fourth of our total issued capital stock. As of December 31, 2014, 261,111,808 Common Shares were issued, of which 16,249,100 shares were held by the treasury stock fund or us as treasury shares. We have never issued any Non-Voting Shares. All of the issued Common Shares are fully-paid and non-assessable and are in registered form. We issue share certificates in denominations of 1, 5, 10, 50, 100, 500, 1,000 and 10,000 shares.

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

Members of our employee stock ownership association, whether or not they are our shareholders, generally have a preemptive right to subscribe for up to 20.0% of the Shares publicly offered pursuant to the Financial Investment Services and Capital Markets Act. This right is exercisable only to the extent that the total number of Shares so acquired and held by members of our employee stock ownership association does not then exceed 20.0% of the total number of Shares then issued (including in such total both: (i) all issued and outstanding Shares at the time the preemptive rights are exercised; and (ii) all Shares to be newly issued in the applicable share issuance transaction in connection with which such preemptive rights are exercised). As of December 31, 2014, 0.64% of the issued Shares were held by members of our employee stock ownership association.

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

Our general meetings of shareholders are held at our head office, in Seognam, or if necessary, may be held anywhere near our head office or in Seoul.

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

As of December 31, 2014, there were 16,249,100 treasury shares including shares held by our treasury stock fund.

Liquidation Rights

In the event of our liquidation, after payment of all debts, liquidation expenses and taxes, our remaining assets will be distributed among shareholders in proportion to their shareholdings. Holders of Non-Voting Shares have no preference in liquidation.

Item 10.C.  Material Contracts

We have not entered into any material contracts since January 1, 2010, other than in the ordinary course of our business. For information regarding our agreements and transactions with certain related parties, see “Item 7.B. Related Party Transactions” and Note 36 to the Consolidated Financial Statements. For a description of certain agreements entered into during the past two years related to our capital commitments and obligations, see “Item 5.B. Liquidity and Capital Resources.”

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

Under the Investment Rules, with certain exceptions, foreign investors may acquire shares of a Korean company without being subject to any foreign investment ceiling. As one such exception, designated public corporations are subject to a 40.0% ceiling on the acquisition of shares by foreigners in the aggregate and a ceiling on the acquisition of shares by a single foreign investor pursuant to the articles of incorporation of such corporation. Currently, Korea Electric Power Corporation is the only designated public corporation which has set such a ceiling. Furthermore, an investment by a foreign investor of not less than 10.0% of the issued shares with voting rights of a Korean company is defined as a direct foreign investment under the Foreign Investment Promotion Act, which is, in general, subject to the report to, and acceptance, by the Ministry of Trade Industry & Energy. The acquisition of shares of a Korean company by a foreign investor may also be subject to certain foreign shareholding restrictions in the event that the restrictions are prescribed in each specific law which regulates the business of the Korean company. A foreigner who has acquired shares of our common stock in excess of this ceiling may not exercise his voting rights with respect to the shares of our common stock exceeding the limit.

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

In order to obtain the benefits of a reduced withholding tax rate under a tax treaty, you must submit to us, prior to the dividend payment date, an application for entitlement to a reduced tax rate. If you hold ADSs and receive the dividends through a depositary, you are not required to submit the application for entitlement to a reduced tax rate. If you are an overseas investment vehicle (an “OIV”), which is defined as an organization established in a non-Korean jurisdiction that manages funds collected through investment solicitation by way of acquiring, disposing, or otherwise investing in any such assets and distributes the yield therefrom to investors), you must submit to us a report of the OIV and a schedule of beneficial owners together with their applications for entitlement to a reduced tax rate, which you should collect from each beneficial owner. Excess taxes withheld may be recoverable if you subsequently produce satisfactory evidence that you were entitled to have tax withheld at a lower rate.

If we distribute to you free shares representing a transfer of certain capital reserves or asset revaluation reserves into paid-in capital, that distribution may be a deemed dividend subject to Korean tax.

Capital Gains

Capital gains from a sale of shares of common stock will generally be exempt from Korean taxation if you have owned, together with certain related parties, less than 25.0% of our total issued shares during the year of sale and the five calendar years before the year of sale, and the sale is made through the KRX KOSPI Market, and you have no permanent establishment in Korea. Capital gains earned by a non-Korean holder from a sale of ADSs outside of Korea are exempt from Korean taxation by virtue of the Special Tax Treatment Control Law of Korea (the “STTCL”), provided that the issuance of the ADSs is deemed to be an overseas issuance under the STTCL.

If you are subject to Korean taxation on capital gains from a sale of ADSs, or shares of common stock that you acquired as a result of a withdrawal, your gain will be calculated based on your cost of acquiring the ADSs representing the shares of common stock, although there are no specific

Korean tax provisions or rulings on this issue. In the absence of the application of a tax treaty that exempts tax on capital gains, the amount of Korean tax imposed on such capital gains will be the lesser of 11.0% (including local income tax) of the gross realization proceeds or, subject to the production of satisfactory evidence of the acquisition cost and the transaction costs of the ADSs, 22.0% (including local income tax) of the net capital gain.

If you are subject to Korean taxation on capital gains from a sale of ADSs, or shares of common stock that you acquire as a result of a withdrawal, and you sell your shares of common stock or ADSs, the purchaser or, in the case of a sale of shares of common stock on the KRX KOSPI Market or through a licensed securities company in Korea, the licensed securities company, is required to withhold Korean tax from the sales price in an amount equal to 11% (including local income tax) of the gross realization proceeds and to make payment thereof to the Korean tax authorities, unless you establish your entitlement to an exemption from taxation under an applicable tax treaty or produce satisfactory evidence of your acquisition cost and the transaction costs for the shares of common stock or ADSs. In order to obtain the benefit of an exemption from tax pursuant to a tax treaty, you must submit to the purchaser or the securities company (or through the depositary), as the case may be, prior to the first payment, an exemption application, together with a certificate of your tax residence issued by a competent authority of your residence country. If you are an OIV, you must submit to us a report of the OIV and a schedule of beneficial owners together with their applications for exception, which you should collect from each beneficial owner. This requirement will not apply to exemptions under Korean tax law. Excess taxes withheld may be recoverable if you subsequently produce satisfactory evidence that you were entitled to have taxes withheld at a lower rate.

Most tax treaties that Korea has entered into provide exemptions for capital gains tax for capital gains from sale of shares of common stock. However, Korea’s tax treaties with Japan, Austria, Spain and a few other countries do not provide an exemption from such capital gains tax. For example, Article 13 of Korea’s tax treaty with Japan provides that if a taxpayer holding 25% or more (including those shares held by any related party of the taxpayer) of total issued shares of a company in a taxable year sells 5% or more (including those sold by any related party of the taxpayer) of total issued shares of the same company in the same taxable year, the country where the company is a resident may impose tax on such taxpayer.

Inheritance Tax and Gift Tax

Korean inheritance tax is imposed upon (a) all assets (wherever located) of the deceased if at the time of his death he was domiciled in Korea or had resided in Korea for a continuous period of one year or more immediately prior to his death and (b) all property located in Korea which passes on death (irrespective of the domicile of the deceased). Gift tax is imposed in similar circumstances to the above. Taxes are currently imposed at the rate of 10% to 50% if the value of the relevant property is above a certain limit and vary according to the identity of the parties involved.

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

For our trading financial instruments, we recognized a valuation gain of ￦0 billion and a valuation loss of ￦0 billion in 2012, a valuation gain of ￦4 billion and a valuation loss of ￦10 billion in 2013 and a valuation gain of ￦1 billion and a valuation loss of ￦1 billion in 2014. For our hedging derivative contracts, we recognized a valuation gain of ￦0 billion, a valuation loss of ￦241 billion and accumulated other comprehensive loss of ￦171 billion in 2012, a valuation gain of ￦0 billion, a valuation loss of ￦97 billion and accumulated other comprehensive loss of ￦95 billion in 2013 and a valuation gain of ￦93 billion, a valuation loss of ￦25 billion and accumulated other comprehensive income of ￦22 billion in 2014. For further details regarding the assets, liabilities, gains and losses recorded relating to our derivative contracts outstanding as of December 31, 2012, 2013 and 2014, see Note 8 to the Consolidated Financial Statements.

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

The following table shows our assets and liabilities denominated in foreign currency as of December 31, 2012, 2013 and 2014:

	As of December 31,
	2012		2013		2014
(in thousands of foreign currencies)	Financial assets	Financial liabilities	Financial assets	Financial liabilities	Financial assets	Financial liabilities
U.S. Dollar	217,488	2,377,137	254,917	2,225,700	197,221	2,532,614
Special Drawing Right	494	1,130	1,105	1,211	573	1,027
Japanese Yen	657,947	35,102,877	190,520	30,054,316	34,168	30,051,367
British Pound	1	9	—	134	—	257
Euro	5,395	2,614	1,342	4,943	134	177
Algerian Dinar	3,770	—	2,798	—	929	—
Chinese Yuan	10,236	197	—	—	3,957	—
Uzbekistani Som	7,920,825	38,727,985	1,805,565	—	7,978,633	—
Rwandan Franc	—	—	11,962	—	13,593	—
Indonesian Rupiah	347,447	—	—	—	—	—
Hong Kong Dollar	—	—	—	—	158	—
Bangladeshi Taka	—	—	—	—	299	—
Colombian Peso	—	—	—	—	23,583	—
Polish Zloty	—	—	—	—	28,195	—
Vietnamese Dong	—	—	—	—	273,313	93,756
Swiss Franc	—	—	—	—	—	78
As of December 31, 2012, 2013 and 2014, a 10% increase in the exchange rate between the Won and all foreign currencies, with all other variables held constant, would have decreased our income before income tax by ￦65 billion, ￦46 billion and ￦45 billion, respectively, and total equity by ￦52 billion, ￦48 billion and ￦38 billion, respectively, with a 10% decrease in the exchange rate having the opposite effect. The foregoing sensitivity analysis assumes that all variables other than foreign exchange rates are held constant, and as such, does not reflect any correlation between foreign exchange rates and other variables, nor our decision to decrease the risk. See Note 35 to the Consolidated Financial Statements.

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

The following table summarizes the principal amounts, fair values, principal cash flows by maturity date and weighted average interest rates of our short-term and long-term liabilities as of December 31, 2014 which are sensitive to exchange rates and/or interest rates. The information is presented in Won, which is our reporting currency:

						December 31, 2014
	2015	2016	2017	2018	Thereafter	Total	Fair Value
	(in millions of Won, except rates)
Local currency:
Fixed rate	2,325,559	1,934,968	1,505,000	1,161,409	2,967,024	9,893,960	9,864,603
Average weighted rate (1)	3.61%	4.16%	3.47%	3.86%	3.64%	3.73%	—
Variable rate	40,000	40,000	—	—	—	80,000	79,782
Average weighted rate (1)	2.52%	2.94%	—%	—%	—%	2.73%	—

Sub-total	2,365,559	1,974,968	1,505,000	1,161,409	2,967,024	9,973,960	9,944,385

Foreign currency:
Fixed rate	492,515	387,305	1,099,200	62,570	494,640	2,536,230	2,568,710
Average weighted rate (1)	4.49%	3.64%	2.50%	0.86%	3.49%	3.21%	—
Variable rate	2,198	—	—	329,760	—	331,958	308,347
Average weighted rate (1)	2.62%	—%	—%	1.41%	—%	1.42%	—

Subtotal	494,713	387,305	1,099,200	392,330	494,640	2,868,188	2,877,057

Total	2,860,272	2,362,273	2,604,200	1,553,739	3,461,664	12,842,148	12,821,442

(1)	Weighted average rates of the portfolio at the period end.

As of December 31, 2012 and 2014 a 100 basis point increase in the market interest rates, with all other variables held constant, would have decreased our profit before income tax by ￦562 million and ￦5 billion, respectively and increased our profit before income tax by ￦10 billion, as of December 31, 2013. As of December 31, 2012, a 100 basis point increase in the market interest rates, with all other variables held constant would have decreased total equity by ￦368 million, and increased our total equity by ￦13 billion and ￦5 billion, as of December 31, 2013 and 2014, respectively.

As of December 31, 2012, 2013 and 2014, a 100 basis point decrease in the market interest rates, with all other variables held constant, would have decreased our profit before income tax by ￦5 billion, ￦17 billion and ￦5 billion, respectively, and total equity by ￦5 billion, ￦19 billion and ￦11 billion, respectively. The foregoing sensitivity analysis assumes that all variables other than market interest rates are held constant, and as such, does not reflect any correlation between market interest rates and other variables, nor our decision to decrease the risk, but reflects the effects of derivative contracts in place at the time of conducting the analysis.

Equity Price Risk

We are also subject to market risk exposure arising from changes in the equity securities market, which affect the fair value of our equity portfolio. As of December 31, 2012, 2013 and 2014, a 10% increase in the equity indices where our marketable equity securities are listed, with all other variables held constant, would have increased our total equity by ￦5 billion, ￦6 billion and ￦7 billion, respectively, with a 10% decrease in the equity index having the opposite effect. The foregoing sensitivity analysis assumes that all variables other than changes in the equity index are held constant, and that our marketable equity instruments had moved according to the historical correlation to the index, and as such, does not reflect any correlation between the equity index and other variables.

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

Fees and Payments from the Depositary to Us

In 2014, we received the following payments, after deduction of applicable U.S. taxes, from the depositary:

Reimbursement of NYSE listing fees	$100,030,00

Reimbursement of SEC filing fees	$49,606.15

Reimbursement of settlement infrastructure fees (including maintenance fees)	$102,436.90

Reimbursement of proxy process expenses (printing, postage and distribution)	$71,805.20

Reimbursement of legal fees (reimbursement received in April 2015 in respect of 2014)	$371,615.61

Contributions toward our investor relations efforts (including non-deal roadshows, investor conferences and investor relations agency fees)	$355,728.86

PART II

Item 13.  Defaults, Dividend Arrearages and Delinquencies

Not applicable.

Item 14.  Material Modifications to the Rights of Security Holders and Use of Proceeds

Not applicable.

Item 15.  Controls and Procedures

Disclosure Controls and Procedures

Our management has evaluated, with the participation of our Chief Executive Officer and Chief Financial Officer, the effectiveness of our disclosure controls and procedures, as such term is defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act, as of December 31, 2014. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures.

Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives. Based upon our evaluation, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures were effective as of December 31, 2014. Our disclosure controls and procedures are designed to ensure that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the Commission’s rules and forms. Our disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

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

Originally issued in 1992, the “Internal Control—Integrated Framework” issued by the Committee of Sponsoring Organizations of the Treadway Commission (the “1992 Framework”) was amended in May 2013 (as amended, the “2013 Framework”), with application of the 1992 Framework available until December 15, 2014, after which only the 2013 Framework will be available. Our management has performed an assessment of the effectiveness of our internal control over financial reporting as of December 31, 2014 utilizing the criteria discussed in the 2013 Framework. Based on this assessment, we concluded that our internal control over financial reporting was effective as of December 31, 2014.

Samil PricewaterhouseCoopers, an independent registered public accounting firm, which also audited our consolidated financial statements as of, and for the year ended December 31, 2014, as stated in their report which is included herein, has issued an attestation report on the effectiveness of our internal control over financial reporting.

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

Item 16.  [Reserved]

Item 16A.  Audit Committee Financial Expert

In March 2015, our shareholders elected Dae-Keun Park and Dong-Wook Chung as members of the Audit Committee at our annual shareholders’ meeting. Our Audit Committee is comprised of Jong-Goo Kim, Sang Kyun Cha, Dae-Keun Park and Dong-Wook Chung. The board of directors has determined that Dae-Keun Park is the audit committee financial expert.

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

Item 16C.  Principal Accountant Fees and Services

Audit and Non-Audit Fees

The following table sets forth the fees billed to us by Samil PricewaterhouseCoopers, our independent registered public accounting firm, during the fiscal year ended December 31, 2013 and 2014:

	Year Ended December 31,
	2013		2014
	(In millions)
Audit fees (1)	￦	2,843	￦	3,493
Audit-related fees		—		—
Tax fees (2)		1,778		525
Other fees		—		—

Total fees	￦	4,621	￦	4,018

(1)	Audit fees consist of fees for the annual audit and quarterly review services engagement and the comfort letters.

(2)	Tax fees consist of fee for tax services which are mainly the preparation or non-recurring tax compliance review of original or amended tax returns.

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

Item 16E.  Purchases of Equity Securities by the Issuer and Affiliated Purchasers

The following table sets forth the repurchases of common shares by us or any affiliated purchasers during the fiscal year ended December 31, 2014:

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

* Filed previously.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of KT Corporation

In our opinion, the accompanying consolidated statements of financial position and the related consolidated statements of operations, of comprehensive income, of changes in shareholders’ equity and of cash flows present fairly, in all material respects, the financial position of KT Corporation and its subsidiaries at December 31, 2014 and 2013, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2014 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2014, based on criteria established in Internal Control-Integrated Framework 2013 issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the Management’s Annual Report on Internal Control over Financial Reporting in Item 15 of Form 20-F. Our responsibility is to express opinions on these financial statements and on the Company’s internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

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

/s/ Samil PricewaterhouseCoopers

Seoul Korea

April 29, 2015

KT Corporation and Subsidiaries

Consolidated Statements of Financial Position

December 31, 2013 and 2014

						(in thousands of U.S dollars)
(in millions of Korean won)	Notes	2013		2014		2014
						(Unaudited) (Note 2)
Assets
Current assets
Cash and cash equivalents	4, 5	￦	2,070,869	￦	1,888,663	$1,718,216
Trade and other receivables, net	4, 6		5,239,569		4,811,050	4,376,865
Short-term loans, net	4, 7		838,724		710,368	646,259
Current finance lease receivables, net	4, 21		294,208		258,982	235,610
Other financial assets	4, 8		480,062		332,708	302,682
Current income tax assets			35,273		3,566	3,244
Inventories, net	9		673,618		418,883	381,080
Other current assets	10		339,596		349,615	318,064

Total current assets			9,971,919		8,773,835	7,982,020

Non-current assets
Trade and other receivables, net	4, 6		813,471		848,863	772,255
Long-term loans, net	4, 7		509,873		584,914	532,127
Non-current finance lease receivables, net	4, 21		415,729		325,431	296,062
Other financial assets	4, 8		672,645		704,760	641,157
Property and equipment, net	11		16,386,964		16,468,196	14,981,983
Investment property, net	12		1,105,495		1,059,630	964,001
Intangible assets, net	13		3,827,393		3,544,033	3,224,193
Investments in jointly controlled entities and associates	14		363,903		338,780	308,206
Deferred income tax assets	29		706,977		1,078,792	981,434
Other non-current assets	10		75,748		72,041	65,541

Total non-current assets			24,878,198		25,025,440	22,766,959

Total assets		￦	34,850,117	￦	33,799,275	$30,748,979

KT Corporation and Subsidiaries

Consolidated Statements of Financial Position (continued)

December 31, 2013 and 2014

						(in thousands of U.S dollars)
(in millions of Korean won)	Notes	2013		2014		2014
						(Unaudited) (Note 2)
Liabilities and Equity
Current liabilities
Trade and other payables	4, 15	￦	7,413,823	￦	6,408,111	$5,829,795
Current finance lease liabilities, net	4		19,487		20,155	18,336
Borrowings	4, 16		3,020,706		2,955,644	2,688,905
Other financial liabilities	4, 8		63,820		23,717	21,577
Current income tax liabilities			99,848		45,799	41,666
Provisions	17		114,755		111,439	101,382
Deferred revenue			143,601		143,530	130,577
Other current liabilities	10		348,076		278,752	253,595

Total current liabilities			11,224,116		9,987,147	9,085,833

Non-current liabilities
Trade and other payables	4, 15		1,058,884		909,192	827,140
Non-current finance lease liabilities, net	4		48,723		34,852	31,707
Borrowings	4, 16		8,463,187		9,859,741	8,969,924
Other financial liabilities	4, 8		178,812		190,525	173,331
Defined benefit liabilities, net	18		586,083		593,838	540,246
Provisions	17		133,561		106,430	96,825
Deferred revenue			147,837		147,439	134,133
Deferred income tax liabilities	29		169,498		143,964	130,972
Other non-current liabilities	10		2,000		38,590	35,107

Total non-current liabilities			10,788,585		12,024,571	10,939,385

Total liabilities			22,012,701		22,011,718	20,025,218

Equity attributable to owners of the Parent Company
Capital stock	22		1,564,499		1,564,499	1,423,307
Share premium			1,440,258		1,440,258	1,310,278
Retained earnings	23		10,019,389		8,568,399	7,795,123
Accumulated other comprehensive income	24		24,538		25,790	23,463
Other components of equity	24		(1,320,943)		(1,260,709)	(1,146,933)

			11,727,741		10,338,237	9,405,238

Non-controlling interest			1,109,675		1,449,320	1,318,523

Total equity			12,837,416		11,787,557	10,723,761

Total liabilities and equity		￦	34,850,117	￦	33,799,275	$30,748,979

The accompanying notes are an integral part of these consolidated financial statements.

KT Corporation and Subsidiaries

Consolidated Statements of Operations

Years ended December 31, 2012, 2013 and 2014

(in millions of Korean won, except per share amounts)								(in thousands of U.S dollars)
	Notes	2012		2013		2014		2014
								(Unaudited) (Note 2)
Continuing Operations
Operating revenue	26	￦	24,643,772	￦	24,057,881	￦	23,727,378	$21,586,043

Revenue			23,856,375		23,728,673		23,469,287	21,351,244
Others			787,397		329,208		258,091	234,799
Operating expenses	27		22,963,673		23,734,497		24,389,781	22,188,665

Operating profit			1,680,099		323,384		(662,403)	(602,622)
Finance income	28		498,657		279,349		254,900	231,896
Finance costs	28		(781,993)		(647,500)		(818,443)	(744,581)
Income from jointly controlled entities and associates	14		18,079		6,601		18,198	16,556

Profit(loss) from continuing operations before income tax			1,414,842		(38,166)		(1,207,748)	(1,098,751)
Income tax expense (income)	29		277,869		49,579		(266,335)	(242,299)

Profit(loss) for the year from the continuing operations			1,136,973		(87,745)		(941,413)	(856,452)

Discontinued Operations
Loss from discontinued operations	40		(31,534)		—		—	—

Profit(loss) for the year		￦	1,105,439	￦	(87,745)	￦	(941,413)	$(856,452)

Profit(loss) for the year attributable to:
Equity holders of the Parent Company		￦	1,046,127	￦	(189,931)	￦	(1,030,240)	$(937,263)
Profit(loss) from continuing operations			1,075,694		(189,931)		(1,030,240)	(937,263)
Loss from discontinued operations			(29,567)		—		—	—
Non-controlling interest		￦	59,312	￦	102,186	￦	88,827	$80,811
Profit from continuing operations			61,279		102,186		88,827	80,811
Loss from discontinued operations			(1,967)		—		—	—
Earnings(loss) per share attributable to the equity holders of the Parent Company during the year (in won):
Basic earnings(loss) per share	30	￦	4,296	￦	(779)	￦	(4,215)	$(4)
From continuing operations			4,417		(779)		(4,215)	(4)
From discontinued operations			(121)		—		—	—
Diluted earnings(loss) per share	30	￦	4,296	￦	(782)	￦	(4,215)	$(4)
From continuing operations			4,417		(782)		(4,215)	(4)
From discontinued operations			(121)		—		—	—

The accompanying notes are an integral part of these consolidated financial statements.

KT Corporation and Subsidiaries

Consolidated Statements of Comprehensive Income

Years ended December 31, 2012, 2013 and 2014

(in millions of Korean won)								(in thousands of U.S dollars)
	Notes	2012		2013		2014		2014
								(Unaudited) (Note 2)
Profit(loss) for the year		￦	1,105,439	￦	(87,745)	￦	(941,413)	$(856,452)
Other comprehensive income
Items not reclassifiable subsequently to profit or loss:
Remeasurements of the net defined benefit liability	18		(130,492)		56,583		(236,637)	(215,281)
Shares of remeasurement loss from jointly controlled entities and associates			(1,131)		(455)		(394)	(358)
Items reclassifiable subsequently to profit or loss:
Changes in value of available-for-sale financial assets	4, 8		23,952		49,778		39,336	35,786
Other comprehensive income(loss) from available-for sale financial assets reclassified to income(loss)			(4,865)		6,554		(17,173)	(15,623)
Net gains(losses) on cashflow hedges	4, 8		(129,290)		(72,303)		16,990	15,457
Other comprehensive income(loss) from cashflow hedges reclassified to income(loss)			154,867		67,607		(44,795)	(40,753)
Shares of other comprehensive income from jointly controlled entities and associates			(8,730)		2,896		3,902	3,550
Currency translation differences			(6,645)		(2,053)		3,526	3,208

Other comprehensive income after income tax for the year			(102,334)		108,607		(235,245)	(214,014)

Total comprehensive income for the year		￦	1,003,105	￦	20,862	￦	(1,176,658)	$(1,070,466)

Comprehensive income for the year attributable to:
Equity holders of the Parent Company			937,542		(109,539)		(1,252,456)	(1,139,424)
Non-controlling interest			65,563		130,401		75,798	68,958

The accompanying notes are an integral part of these consolidated financial statements.

KT Corporation and Subsidiaries

Consolidated Statements of Changes in Shareholder’s Equity

Years ended December 31, 2012, 2013 and 2014

		Attributable to equity holders of the Parent Company
(in millions of Korean won)	Notes	Capital stock		Share premium		Retained earnings		Accumulated Other Comprehensive income (loss)		Other Components of equity		Total		Non-controlling interest		Total equity
Balance at January 1, 2012		￦	1,564,499	￦	1,440,258	￦	10,219,633	￦	(22,865)	￦	(1,497,289)	￦	11,704,236	￦	883,524	￦	12,587,760
Comprehensive income
Profit for the year			—		—		1,046,127		—		—		1,046,127		59,312		1,105,439
Changes in value of available-for-sale financial assets	4		—		—		—		12,019		—		12,019		7,068		19,087
Remeasurements of the net defined benefit liability	18		—		—		(131,644)		—		—		(131,644)		1,152		(130,492)
Valuation gains(losses) on cashflow hedge	4		—		—		—		25,628		—		25,628		(51)		25,577
Shares of other comprehensive income of jointly controlled entities and associates			—		—		—		(8,440)		—		(8,440)		(290)		(8,730)
Shares of remeasurement loss from jointly controlled entities and associates			—		—		(1,131)		—		—		(1,131)		—		(1,131)
Currency translation differences			—		—		—		(5,017)		—		(5,017)		(1,628)		(6,645)
Transactions with equity holders
Dividends			—		—		(486,602)		—		—		(486,602)		(11,455)		(498,057)
Disposal of treasury stock			—		—		—		—		13,353		13,353		—		13,353
Changes in consolidation scope			—		—		—		—		—		—		133,767		133,767
Change in ownership interest in subsidiaries			—		—		—		—		141,303		141,303		(163,404)		(22,101)
Others			—		—		—		—		(653)		(653)		801		148

Balance at December 31, 2012		￦	1,564,499	￦	1,440,258	￦	10,646,383	￦	1,325	￦	(1,343,286)	￦	12,309,179	￦	908,796	￦	13,217,975

KT Corporation and Subsidiaries

Consolidated Statements of Changes in Shareholder’s Equity (Continued)

Years ended December 31, 2012, 2013 and 2014

		Attributable to equity holders of the Parent Company
(in millions of Korean won)	Notes	Capital stock		Share premium		Retained earnings		Accumulated Other Comprehensive income (loss)		Other Components of equity		Total		Non-controlling interest		Total equity
Balance at January 1, 2013		￦	1,564,499	￦	1,440,258	￦	10,646,383	￦	1,325	￦	(1,343,286)	￦	12,309,179	￦	908,796	￦	13,217,975
Comprehensive income
Profit(loss) for the year			—		—		(189,931)		—		—		(189,931)		102,186		(87,745)
Changes in value of available-for-sale financial assets	4, 8		—		—		—		32,098		—		32,098		24,234		56,332
Remeasurements of the net defined benefit liability	18		—		—		57,641		—		—		57,641		(1,058)		56,583
Valuation gains(losses) on cashflow hedge	4, 8		—		—		—		(4,711)		—		(4,711)		15		(4,696)
Shares of other comprehensive income of jointly controlled entities and associates			—		—		—		2,570		—		2,570		326		2,896
Shares of remeasurement gain(loss) from jointly controlled entities and associates			—		—		(463)		—		—		(463)		7		(456)
Currency translation differences			—		—		—		(6,744)		—		(6,744)		4,691		(2,053)
Transactions with equity holders
Dividends			—		—		(487,445)		—		—		(487,445)		(23,830)		(511,275)
Appropriations of loss on disposal of treasury stock			—		—		(6,796)		—		6,796		—		—		—
Changes in consolidation scope			—		—		—		—		—		—		9,452		9,452
Change in ownership interest in subsidiaries			—		—		—		—		14,150		14,150		85,971		100,121
Others			—		—		—		—		1,397		1,397		(1,115)		282

Balance at December 31, 2013		￦	1,564,499	￦	1,440,258	￦	10,019,389	￦	24,538	￦	(1,320,943)	￦	11,727,741	￦	1,109,675	￦	12,837,416

KT Corporation and Subsidiaries

Consolidated Statements of Changes in Shareholder’s Equity (Continued)

Years ended December 31, 2012, 2013 and 2014

		Attributable to equity holders of the Parent Company
(in millions of Korean won)	Notes	Capital stock		Share premium		Retained earnings		Accumulated Other Comprehensive income (loss)		Other Components of equity		Total		Non-controlling interest		Total equity
Balance at January 1, 2014		￦	1,564,499	￦	1,440,258	￦	10,019,389	￦	24,538	￦	(1,320,943)	￦	11,727,741	￦	1,109,675	￦	12,837,416
Comprehensive income
Profit(loss) for the year			—		—		(1,030,240)		—		—		(1,030,240)		88,827		(941,413)
Changes in value of available-for-sale financial assets	4, 8		—		—		—		20,889		—		20,889		1,274		22,163
Remeasurements of the net defined benefit liability	18		—		—		(223,157)		—		—		(223,157)		(13,480)		(236,637)
Valuation gains(losses) on cashflow hedge	4, 8		—		—		—		(27,821)		—		(27,821)		16		(27,805)
Shares of other comprehensive income of jointly controlled entities and associates			—		—		—		3,726		—		3,726		176		3,902
Shares of remeasurement loss from jointly controlled entities and associates			—		—		(311)		—		—		(311)		(83)		(394)
Currency translation differences			—		—		—		4,458		—		4,458		(932)		3,526
Transactions with equity holders
Dividends			—		—		(195,112)		—		—		(195,112)		(27,683)		(222,795)
Appropriations of loss on disposal of treasury stock			—		—		(2,170)		—		2,170		—		—		—
Changes in consolidation scope			—		—		—		—		—		—		198,260		198,260
Change in ownership interest in subsidiaries			—		—		—		—		26,601		26,601		(6,372)		20,229
Disposal of treasury stock			—		—		—		—		34,148		34,148		—		34,148
Rights issue			—		—		—		—		—		—		99,033		99,033
Others			—		—		—		—		(2,685)		(2,685)		609		(2,076)

Balance at December 31, 2014		￦	1,564,499	￦	1,440,258	￦	8,568,399	￦	25,790	￦	(1,260,709)	￦	10,338,237	￦	1,449,320	￦	11,787,557

KT Corporation and Subsidiaries

Consolidated Statements of Changes in Shareholder’s Equity (Continued)

Years ended December 31, 2012, 2013 and 2014

		Attributable to equity holders of the Parent Company
(in thousands of U.S dollars) (Unaudited), (Note 2)	Notes	Capital stock	Share premium	Retained earnings	Accumulated Other Comprehensive income (loss)	Other Components of equity	Total	Non-controlling interest	Total equity
Balance at January 1, 2014		$1,423,307	$1,310,278	$9,115,165	$22,324	$(1,201,731)	$10,669,343	$1,009,530	$11,678,873
Comprehensive income
Profit(loss) for the year		—	—	(937,263)	—	—	(937,263)	80,811	(856,452)
Changes in value of available-for-sale financial assets	4, 8	—	—	—	19,004	—	19,004	1,159	20,163
Remeasurements of the net defined benefit liability	18	—	—	(203,018)	—	—	(203,018)	(12,263)	(215,281)
Valuation gains(losses) on cashflow hedge	4, 8	—	—	—	(25,311)	—	(25,311)	15	(25,296)
Shares of other comprehensive income of jointly controlled entities and associates		—	—	—	3,390	—	3,390	160	3,550
Shares of remeasurement loss from jointly controlled entities and associates		—	—	(282)	—	—	(282)	(76)	(358)
Currency translation differences		—	—	—	4,056	—	4,056	(848)	3,208
Transactions with equity holders
Dividends		—	—	(177,504)	—	—	(177,504)	(25,185)	(202,689)
Appropriations of loss on disposal of treasury stock		—	—	(1,975)	—	1,975	—	—	—
Changes in consolidation scope		—	—	—	—	—	—	180,368	180,368
Change in ownership interest in subsidiaries		—	—	—	—	24,200	24,200	(5,797)	18,403
Disposal of treasury stock		—	—	—	—	31,066	31,066	—	31,066
Rights issue		—	—	—	—	—	—	90,096	90,096
Others		—	—	—	—	(2,443)	(2,443)	553	(1,890)

Balance at December 31, 2014		$1,423,307	$1,310,278	$7,795,123	$23,463	$(1,146,933)	$9,405,238	$1,318,523	$10,723,761

The accompanying notes are an integral part of these consolidated financial statements.

KT Corporation and Subsidiaries

Consolidated Statements of Cash Flows

Years ended December 31, 2012, 2013 and 2014

								(in thousands of U.S dollars)
(in millions of Korean won)	Notes	2012		2013		2014		2014
								(Unaudited) (Note 2)
Cash flows from operating activities
Cash generated from operations	32	￦	6,439,692	￦	4,677,260	￦	2,379,311	$2,164,584
Interest paid			(561,378)		(546,802)		(604,012)	(549,501)
Interest received			208,640		194,065		192,563	175,185
Dividends received			17,742		24,641		32,106	29,209
Income tax paid			(379,211)		(238,091)		(83,555)	(76,014)

Net cash generated from operating activities			5,725,485		4,111,073		1,916,413	1,743,463

Cash flows from investing activities
Collection of loans			106,896		70,451		37,589	34,197
Origination of loans			(130,425)		(31,279)		(82,258)	(74,834)
Disposal of available-for-sale financial assets			113,068		78,811		77,365	70,383
Acquisition of available-for-sale financial assets			(86,622)		(127,052)		(78,095)	(71,047)
Disposal of investments in jointly controlled entities and associates			21,818		22,455		22,251	20,243
Acquisition of investments in jointly controlled entities and associates			(59,464)		(16,338)		(18,396)	(16,736)
Disposal of current and non-current financial instruments			362,481		319,465		630,216	573,341
Acquisition of current and non-current financial instruments			(511,914)		(588,893)		(427,585)	(388,997)
Disposal of property, equipment and investment property			618,786		100,469		77,644	70,637
Acquisition of property and equipment and investment property			(3,760,255)		(3,088,185)		(2,852,869)	(2,595,405)
Disposal of intangible assets			7,061		18,336		9,438	8,586
Acquisition of intangible assets			(526,878)		(549,967)		(578,377)	(526,180)
Increase in cash due to exclusion from consolidation scope			25,857		7,498		6,228	5,666
Cash inflow(outflow) from changes in scope of consolidation			(31,588)		1,646		5,891	5,359

Net cash used in investing activities			(3,851,179)		(3,782,583)		(3,170,958)	(2,884,787)

Cash flows from financing activities
Proceeds from borrowings and bonds			4,258,995		6,199,601		10,037,067	9,131,247
Repayments of borrowings and bonds			(4,590,608)		(5,956,340)		(8,757,284)	(7,966,961)
Settlement of derivative assets and liabilities, net			39,001		(67,413)		(66,484)	(60,486)
Disposal of treasury stock			11,369		—		34,053	30,980
Cash inflow from consolidated capital transaction			7,232		34,581		99,211	90,257
Cash outflow from consolidated capital transaction			(315,356)		(4,107)		—	—
Dividends paid to shareholders			(498,057)		(511,275)		(222,773)	(202,668)
Decrease in finance leases liabilities			(190,380)		(6,841)		(52,099)	(47,397)

Net cash provided by(used in) financing activities			(1,277,804)		(311,794)		1,071,691	974,972

Effect of exchange rate change on cash and cash equivalents			(1,038)		(3,440)		648	590

Net increase in cash and cash equivalents			595,464		13,256		(182,206)	(165,762)
Cash and cash equivalents
Beginning of the year	5		1,462,149		2,057,613		2,070,869	1,883,978

End of the year	5	￦	2,057,613	￦	2,070,869	￦	1,888,663	$1,718,216

The accompanying notes are an integral part of these consolidated financial statements.

KT Corporation and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2012, 2013 and 2014

1.    General Information

The consolidated financial statements include the accounts of KT Corporation, which is the controlling company as defined under IFRS 10, Consolidated Financial Statements, and its 65 controlled subsidiaries as described in Note 1.2 (collectively referred to as the “Company”).

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

In 2002, the Controlling Company acquired the entire government-owned shares in accordance with the Korean government’s privatization plan. As of the end of the reporting period, the Korean government does not own any share in the Controlling Company.

Consolidated Subsidiaries

The consolidated subsidiaries as of December 31, 2013 and 2014, are as follows:

(in millions of Korean won)			Controlling percentage ownership [1] (%)		Financial year end
Subsidiary	Type of Business	Location	2013	2014
KT Powertel Co., Ltd. [2]	Trunk radio system business	Domestic	44.8	44.8	December 31
KT Linkus Co., Ltd.	Public telephone maintenance	Domestic	93.8	93.8	December 31
KT Submarine Co., Ltd. [2]	Submarine cable construction and maintenance	Domestic	36.9	36.9	December 31
KT Telecop Co., Ltd.	Security service	Domestic	86.8	86.8	December 31
KT Hitel Co., Ltd.	Data communication	Domestic	63.7	63.7	December 31
KT Commerce Inc.	B2C, B2B service	Domestic	100.0	100.0	December 31
KT Capital Co., Ltd.	Financing service	Domestic	100.0	100.0	December 31
KT New Business Fund No.1	Investment fund	Domestic	100.0	100.0	December 31
Gyeonggi-KT Green Growth Fund	Venture investment of Green Growth Business	Domestic	56.5	56.5	December 31

KT Corporation and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2012, 2013 and 2014

(in millions of Korean won)			Controlling percentage ownership [1] (%)		Financial year end
Subsidiary	Type of Business	Location	2013	2014
KTC Media Contents Fund 2	New technology investment fund	Domestic	85.7	85.7	December 31
KT Strategic Investment Fund No.1	Investment fund	Domestic	100.0	100.0	December 31
KT Strategic Investment Fund No.2	Investment fund	Domestic	100.0	100.0	December 31
BC Card Co., Ltd.	Credit card business	Domestic	69.5	69.5	December 31
VP Inc.	Payment security service for credit card and etc.	Domestic	50.9	50.9	December 31
H&C Network	Call centre for financial sectors	Domestic	100.0	100.0	December 31
BC Card China Co., Ltd.	Research and development of calculation system and software	China	100.0	100.0	December 31
INITECH Co., Ltd.	Internet banking ASP and security solutions	Domestic	57.0	57.0	December 31
Smartro Co., Ltd.	VAN (Value Added Network) business	Domestic	81.1	81.1	December 31
Sofnics, Inc.	Software development and sales	Domestic	80.6	80.6	December 31
KTDS Co., Ltd.	System integration and maintenance	Domestic	95.3	95.3	December 31
KT M Hows Co., Ltd.	Mobile marketing	Domestic	51.0	51.0	December 31
KT M&S Co., Ltd.	PCS distribution	Domestic	100.0	100.0	December 31
KT Music Corporation [4]	Online music production and distribution	Domestic	57.8	49.9	December 31
KT Skylife Co., Ltd. [2]	Satellite broadcasting business	Domestic	50.1	49.9	December 31
SkylifeTV co., Ltd. (formerly Korea HD Broadcasting Corp.)	TV contents provider	Domestic	92.6	92.6	December 31
KT Estate Inc.	Residential building development and supply	Domestic	100.0	100.0	December 31
KT AMC Co., Ltd.	Asset management and consulting services	Domestic	100.0	100.0	December 31
KT NEXR CO., LTD. (formerly NEXR Co., Ltd.)	Cloud system implementation	Domestic	99.8	99.8	December 31
KTSB Data service	Data centre development and related service	Domestic	51.0	51.0	December 31
CENTIOS Co., Ltd.	U-City solution business	Domestic	82.8	82.8	December 31
Centios Philippines, Inc.	Smart space business	Philippines	100.0	100.0	December 31
Enswers Inc. [3]	Video-clip searching service	Domestic	45.2	45.2	December 31
Ustream Korea Inc.	Live video-streaming service business	Domestic	51.0	51.0	December 31
Incheonucity Co., Ltd.	U-City development and operation agent	Domestic	51.4	51.4	December 31
KT Innoedu Co., Ltd. [3]	E-learning business	Domestic	48.4	48.4	December 31
KT Rental	Car rental and general rental business	Domestic	58.0	58.0	December 31
KT Auto Lease Corporation	Car rental business	Domestic	100.0	100.0	December 31
Kumho Rent-a-car Co., Ltd.	Car rental business	Vietnam	100.0	100.0	December 31
KT Rental Auto Care Corporation	Car rental business	Domestic	100.0	100.0	December 31
KT Sat Co., Ltd.	Satellite communication business	Domestic	100.0	100.0	December 31
KT Media Hub Co. Ltd.	Media contents development and distribution	Domestic	100.0	100.0	December 31
Best Partners Co., Ltd.	Outsourcing service for HR, administration, and accounting service	Domestic	100.0	100.0	December 31
Nasmedia, Inc. [3]	Online advertisement	Domestic	45.4	45.4	December 31
T-ON Telecom	Trunk radio system business and data communication	Domestic	100.0	100.0	December 31
KT Sports	Management of sports group	Domestic	100.0	100.0	December 31
KT Music Contents Fund No.1	Music contents investment business	Domestic	80.0	80.0	December 31
Consus-Changwon Private REIT	Investment in real estate	Domestic	93.6	93.6	December 31
KT-Michigan Global Content Fund	Content investment business	Domestic	81.3	81.3	December 31
Autopion Co., Ltd.	Service for information and communication	Domestic	100.0	100.0	December 31

KT Corporation and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2012, 2013 and 2014

(in millions of Korean won)			Controlling percentage ownership [1] (%)		Financial year end
Subsidiary	Type of Business	Location	2013	2014
GREEN CAR (formerly GREEN POINT)	Car sharing business	Domestic	52.3	52.3	December 31
K-REALTY CR-REIT 7	Investment in real estate	Domestic	—	100.0	December 31
ktcs Corporation [2]	Database and online information provider	Domestic	—	30.3	December 31
ktis Corporation [2]	Database and online information provider	Domestic	—	29.3	December 31
olleh Rwanda Networks Ltd.	Network installation and management	Rwanda	51.0	51.0	December 31
Africa Olleh Services Ltd.	System integration and maintenance	Rwanda	—	51.0	December 31
KT Belgium	Foreign investment business	Belgium	100.0	100.0	December 31
KT ORS Belgium	Foreign investment business	Belgium	100.0	100.0	December 31
Korea Telecom Japan Co., Ltd.	Foreign telecommunication business	Japan	100.0	100.0	December 31
KBTO sp.zo.o.,	Electronic communication business	Poland	—	60.0	December 31
Korea Telecom China Co., Ltd.	Foreign telecommunication business	China	100.0	100.0	December 31
KT Dutch B.V	Super iMax and East Telecom management	Netherlands	100.0	100.0	December 31
Super iMax LLC	Wireless high speed internet business	Uzbekistan	100.0	100.0	December 31
East Telecom LLC	Fixed line telecommunication business	Uzbekistan	91.0	91.0	December 31
Korea Telecom America, Inc.	Foreign telecommunication business	USA	100.0	100.0	December 31
PT. KT Indonesia	Foreign telecommunication business	Indonesia	99.0	99.0	December 31

1	Sum of the ownership interests owned by the Controlling Company and subsidiaries.

2	Even though the Company has less than 50% ownership in these subsidiaries, these entities are consolidated as the Company can exercise the majority voting rights in its decision-making process at all times considering historical voting pattern at the shareholders’ meetings.

3	Even though the Company has less than 50% ownership in these subsidiaries, these entities are consolidated as the Company holds the majority of voting right based on an agreement with other investors.

4	Even though the Company has less than 50% ownership in this subsidiary, this entity is consolidated as the Company holds the potential voting rights by a stock purchase agreement with other investors.

Changes in scope of consolidation in 2014 are as follows:

Changes	Location	Subsidiaries	Reason
Included	Domestic	ktcs Corporation	Acquisition of ownership interest
		ktis Corporation	Acquisition of ownership interest
		K-REALTY CR-REIT 6	Newly incorporated
		K-REALTY CR-REIT 7	Newly incorporated
	Rwanda	Africa Olleh Services Ltd.	Newly incorporated
	Poland	KBTO sp.zo.o.,	Acquisition of ownership interest
Excluded	Domestic	KT ENGCORE Co., Ltd. (formerly KT ENS corporation)	Under receivership
		K-REALTY CR-REIT 6	Decrease in percentage of ownership due to unequal stock issuance
		Sidus FNH Corporation	Disposal of ownership interest
		KT OIC Korea Co., Ltd.	Disposal of ownership interest
		KT Cloudware Corporation	Merged
		InitechSmartro Holdings Co., Ltd.	Merged
		K-REALTY CR-REIT 4	Liquidated
		K-REALTY CR-REIT 5	Liquidated
	USA	Soompi USA. LLC	Liquidated

KT Corporation and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2012, 2013 and 2014

A summary of financial data of the major consolidated subsidiaries as of and for the years ended December 31, 2012, 2013 and 2014, are as follows:

	2012
(in millions of Korean won)	Total assets		Total liabilities		Operating revenue		Net income (loss)
KT Powertel Co., Ltd.	￦	175,862	￦	55,613	￦	124,936	￦	12,527
KT ENGCORE Co., Ltd. (formerly kt ens Corporation)		258,430		201,076		500,555		4,644
KT Linkus Co., Ltd.		68,260		62,686		81,564		2,302
KT Submarine Co., Ltd.		109,787		25,037		68,900		7,953
KT Telecop Co., Ltd.		180,870		130,719		296,180		2,642
KT Hitel Co., Ltd. [1]		249,231		79,511		443,431		(8,902)
KT Tech, Inc.		13,190		42,562		175,861		2,731
KT Capital Co., Ltd. [1]		5,058,883		4,519,485		3,348,952		98,353
H&C Network [1]		244,031		119,086		199,143		8,713
Sidus FNH Corporation		9,534		1,921		2,066		209
Nasmedia, Inc.		90,675		47,053		23,463		6,445
Sofnics, Inc.		1,564		207		782		(279)
KTDS Co., Ltd.		171,546		115,994		570,703		17,155
KT M Hows Co., Ltd.		26,498		16,511		28,874		1,933
KT M&S Co., Ltd.		257,809		224,430		1,009,331		(78,241)
KT Music Corporation [1]		73,050		33,086		31,393		(2,124)
KT Innotz Inc.		3,012		344		2,609		(1,411)
KT Skylife Co., Ltd. [1]		641,564		292,649		574,829		55,546
KT Estate Inc. [1]		1,460,511		145,885		24,861		3,124
NEXR Co., Ltd.		2,305		1,964		2,651		(1,787)
KTSB Dataservice		32,733		265		439		(4,383)
KT Cloudware Corporation		21,345		2,321		3,878		(5,397)
Centios Co., Ltd [1]		32,848		9,259		171		(3,163)
Enswers Inc. [1]		13,966		18,330		4,896		(3,010)
KT OIC Korea Co., Ltd.		3,968		406		325		(1,569)
Ustream Korea Inc.		3,171		858		321		(2,683)
KT Innoedu Co., Ltd. [2]		10,561		5,218		10,522		308
KT Rental [1,2]		1,694,021		1,426,484		368,228		11,072
KT Media Hub Co., Ltd. [2]		95,703		13,679		14,381		2,237
KT Sat Co., Ltd. [2]		417,886		16,269		10,310		1,739
Best Partners Co., Ltd. [2]		1,526		79		15		(57)
Korea Telecom Japan Co., Ltd.		8,284		3,955		14,458		(324)
Korea Telecom China Co., Ltd.		1,895		38		1,863		(675)
KT Dutch B.V. [1]		47,277		14,748		12,086		(9,837)
Korea Telecom America, Inc.		5,850		1,904		13,392		(31)
PT. KT Indonesia		38		—		—		(6)

KT Corporation and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2012, 2013 and 2014

	2013
(in millions of Korean won)	Total assets		Total liabilities		Operating revenue		Net income (loss)
KT Powertel Co., Ltd.	￦	167,131	￦	44,012	￦	112,905	￦	5,453
KT ENGCORE Co., Ltd. (formerly KT ENS corporation)		291,636		225,285		587,438		11,133
KT Linkus Co., Ltd.		70,562		62,993		103,003		1,920
KT Submarine Co., Ltd.		115,781		27,449		83,006		6,146
KT Telecop Co., Ltd.		192,126		138,357		239,166		3,840
KT Hitel Co., Ltd. [1]		293,665		102,644		582,925		3,551
KT Capital Co., Ltd. [1]		5,462,028		4,759,100		3,317,337		129,354
H&C Network [1]		257,390		110,126		225,402		18,870
Sidus FNH Corporation		9,481		2,549		5,729		(387)
Nasmedia, Inc.		97,140		40,943		24,769		5,615
Sofnics, Inc.		1,431		267		881		(178)
KTDS Co., Ltd.		189,983		125,172		574,792		18,245
KT M Hows Co., Ltd.		25,845		14,341		48,047		1,739
KT M&S Co., Ltd.		281,011		223,089		884,125		22,614
KT Music Corporation [1]		82,997		48,289		51,350		(5,088)
KT Skylife Co., Ltd. [1]		684,651		283,068		630,469		72,724
KT Estate Inc. [1]		1,434,685		109,634		253,367		22,692
NEXR Co., Ltd.		2,814		4,451		4,540		(1,965)
KTSB Dataservice		28,001		321		1,447		(4,802)
KT Cloudware Corporation		15,995		1,128		4,682		(2,913)
Centios Co., Ltd [1]		27,873		9,793		1,060		(5,097)
Enswers Inc. [1]		8,722		20,148		5,922		(4,990)
KT OIC Korea Co., Ltd.		3,626		512		2,039		(448)
Ustream Korea Inc.		2,677		1,050		2,831		(2,363)
KT Innoedu Co., Ltd.		12,618		8,450		21,578		(1,020)
KT Rental [1]		2,188,271		1,896,259		886,959		32,400
KT Media Hub Co., Ltd.		184,702		81,578		304,713		21,146
KT Sat Co., Ltd.		492,965		35,237		169,463		56,859
Best Partners Co., Ltd.		882		116		265		(681)
T-ON Telecom [2]		3,347		2,298		1,152		(2,358)
KT Sports [2]		15,672		6,750		21,794		(970)
KT Music Contents Fund No.1 [2]		10,529		185		72		(157)
KT-Michigan Global Content Fund [2]		6,227		—		26		(173)
Autopion co., ltd. [2]		5,314		3,314		—		—
Korea Telecom Japan Co., Ltd.		17,752		14,204		22,154		30
Korea Telecom China Co., Ltd.		1,178		367		1,338		(1,108)
KT Dutch B.V. [1]		46,347		14,684		22,077		(4,131)
Korea Telecom America, Inc.		5,773		1,825		13,881		32
PT. KT Indonesia		30		—		—		1
olleh Rwanda Networks Ltd. [2]		226,776		217,132		—		(943)
KT Belgium [2]		38,033		—		—		(11)
KT ORS Belgium [2]		95		—		—		—

KT Corporation and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2012, 2013 and 2014

	2014
(in millions of Korean won)	Total assets		Total liabilities		Operating revenue		Net income (loss)
KT Powertel Co., Ltd.	￦	157,330	￦	29,996	￦	105,250	￦	5,368
KT Linkus Co., Ltd.		70,718		64,043		106,642		1,076
KT Submarine Co., Ltd.		111,877		16,188		77,292		9,018
KT Telecop Co., Ltd.		305,988		161,188		258,692		(6,576)
KT Hitel Co., Ltd. [1]		226,994		31,429		494,455		12,205
KT Capital Co., Ltd. [1]		2,038,263		1,759,641		186,114		69,491
BC Card Co., Ltd. [1]		2,700,388		1,794,923		3,297,308		134,450
H&C Network [1]		223,896		69,537		217,256		8,506
Nasmedia, Inc.		97,502		34,933		29,865		7,956
Sofnics, Inc.		213		48		349		(1,029)
KTDS Co., Ltd [1].		92,676		58,486		354,094		(11,394)
KT M Hows Co., Ltd.		22,846		17,446		23,683		(5,626)
KT M&S Co., Ltd.		281,787		221,227		885,456		6,391
KT Music Corporation		83,386		27,069		86,449		3,240
KT Skylife Co., Ltd. [1]		683,009		246,326		656,430		55,162
KT Estate Inc. [1]		1,496,815		169,788		247,256		11,212
KTSB Dataservice		25,094		1,384		2,457		(3,960)
Centios Co., Ltd [1]		40,503		26,464		21,954		(4,012)
Enswers Inc.		7,260		23,244		4,644		(4,533)
Ustream Korea Inc.		635		246		1,818		(1,313)
KT Innoedu Co., Ltd.		8,761		11,913		21,010		(7,291)
KT Rental [1]		2,656,385		2,317,650		1,074,569		51,388
KT Media Hub Co., Ltd.		172,621		76,995		335,451		14,054
KT Sat Co., Ltd.		480,689		45,540		139,865		30,016
Best Partners Co., Ltd.		113		100		346		(753)
T-ON Telecom		2,543		1,903		469		(1,802)
KT Sports		15,753		8,220		42,320		(1,305)
KT Music Contents Fund No.1		10,573		304		230		(74)
KT-Michigan Global Content Fund		5,610		—		29		(617)
Autopion Co., Ltd.		5,791		3,194		9,892		662
ktcs Corporation [1,2]		303,574		155,603		234,852		4,704
ktis Corporation [2]		215,741		68,046		83,850		(539)
Korea Telecom Japan Co., Ltd.		16,551		21,279		34,717		(22,769)
Korea Telecom China Co., Ltd.		1,011		213		1,532		(25)
KT Dutch B.V. [1]		42,951		10,332		26,148		30
Korea Telecom America, Inc.		5,627		1,295		6,318		211
PT. KT Indonesia		32		—		—		1
olleh Rwanda Networks Ltd.		201,130		105,095		3,809		(18,984)
KT Belgium		72,405		14		—		(192)
KT ORS Belgium		1,932		6		—		(82)
KBTO sp.zo.o., [2]		3		33		—		(32)
Africa Olleh Services Ltd. [2]		9,870		255		4,773		(1,772)

1	These companies are the intermediate parent companies of other subsidiaries and the above financial information is from their consolidated financial statements.

2	These entities were newly consolidated for the years ended December 31, 2012, 2013 and 2014. Only operating revenues and net income subsequent to the inclusion of consolidation scope are disclosed above.

2.    Significant Accounting Policies

The following is a summary of significant accounting policies followed by the Company in the preparation of its financial statements. These policies have been consistently applied to all the periods presented, unless otherwise stated.

KT Corporation and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2012, 2013 and 2014

2.1    Basis of Preparation

The consolidated financial statements of the Company have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

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

2.2    Changes in Accounting Policy and Disclosures

(1) New standards and amendments adopted by the Company

The Company newly applied the following enacted and amended standards for the annual period beginning on January 1, 2014.

—Amendment to IAS 32, Financial Instruments: Presentation

Amendment to IAS 32, Financial Instruments: Presentation, provides that the right to offset must not be contingent on a future event and must be legally enforceable in all of circumstances; and if an entity can settle amounts in a manner such that outcome is, in effect, equivalent to net settlement, the entity will meet the net settlement criterion. The adoption of this amendment does not have a material impact on the consolidated financial statements.

—Amendment to IAS 39, Financial Instruments: Recognition and Measurement

Amendment to IAS 39, Financial Instruments: Recognition and Measurement, allows the continuation of hedge accounting for a derivative that has been designated as a hedging instrument in a circumstance in which that derivative is novated to a central counterparty (CCP) as a consequence of laws or regulations. The adoption of this amendment does not have a material impact on the consolidated financial statements.

—Enactment of IFRIC interpretations 2121, Levies

IFRIC interpretations 2121, Levies, are applied to a liability to pay a levy imposed by a government in accordance with the legislation. The interpretation requires that the liability to pay a levy is recognized when the activity that triggers the payment of the levy occurs, as identified by the legislation. The adoption of this enactment does not have a material impact on the consolidated financial statements.

—Amendment to IFRS 2, Share-based payment

IFRS 2, Share-based payment, clarifies the definition of ‘vesting conditions’ such as ‘performance condition’, ‘service condition’ and others. This amendment is applied to share-based payment transactions for which the grant date is on or after July 1, 2014. The application of this amendment does not have a material impact on the consolidated financial statements.

KT Corporation and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2012, 2013 and 2014

—Amendment to IAS 36, Impairment of Assets

Amendment to IAS 36, Impairment of Assets, removed certain disclosures of the recoverable amount of cash-generating units which had been included in this amendment by the issuance of IFRS 13.

Other standards, amendments and interpretations which are effective for the annual period beginning on January 1, 2014, do not have a material impact on the separate financial statements of the Company.

(2) New standards, amendments and interpretations not yet adopted

—Enactment of IFRS 15, Revenue from Contracts with Customers

IFRS 15 ‘Revenue from Contracts with Customers’ requires that an entity recognizes revenue by sequentially judging the steps of ‘Identify the contract(s) with a customer’, ‘Identify the performance obligations in the contract’, ‘Determine the transaction price’, ‘Allocate the transaction price to the performance obligations in the contract’, ‘Recognize revenue when (or as) the entity satisfies a performance obligation’. This standard is effective for annual periods beginning on or after January 1, 2017, with early adoption permitted. The Company is assessing the impact of application of this standard on its consolidated financial statements.

The Company is assessing the impact of application of new standards, amendments and interpretations issued but not effective for the financial year beginning January 1, 2014, and not early adopted by the Company.

2.3    Consolidation

The Company has prepared the consolidated financial statements in accordance with IFRS 10, Consolidated Financial Statements.

(1) Subsidiaries

Subsidiaries are all entities (including special purpose entities) over which the Company has control. The Company controls the corresponding investee when it is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee. Consolidation of a subsidiary begins from the date the Company obtains control of a subsidiary and ceases when the Company loses control of the subsidiary.

The Company applies the acquisition method to account for business combinations. The consideration transferred is measured at the fair values of the assets transferred, and identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are initially measured at their fair values at the acquisition date. The Company recognizes any non-controlling interest in the acquiree on an acquisition-by-acquisition basis in the event of liquidation, either at fair value or at the non-controlling interest’s proportionate share of the recognized amounts of acquiree’s identifiable net assets. All other non-controlling interests are measured at their acquisition-date fair values, unless another measurement basis is required by IFRSs. Acquisition-related costs are expensed as incurred.

KT Corporation and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2012, 2013 and 2014

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

Balances of receivables and payables, income and expenses and unrealized gains on transactions between the Company’s subsidiaries are eliminated. Accounting policies of subsidiaries have been changed where necessary to ensure consistency with the policies adopted by the Company.

(2) Changes in ownership interests in subsidiaries without change of control

In transactions with non-controlling interests, which do not result in loss of control, the Company recognizes directly in equity any difference between the amount by which the non-controlling interests are adjusted and the fair value of the consideration paid or received, and attribute it to the owners of the parent.

(3) Disposal of subsidiaries

If the Company loses control of a subsidiary, any investment continuously retained in the subsidiary is re-measured at its fair value at the date when control is lost and any resulting differences are recognized in profit or loss.

(4) Associates

Associates are all entities over which the Company has significant influence, and investments in associates are initially recognized at acquisition cost using the equity method. Unrealized gains on transactions between the Company and its associates are eliminated to the extent of the Company’s interest in the associates. If there is any objective evidence that the investment in the associate is impaired, the Company recognizes the difference between the recoverable amount of the associate and its book value as impairment loss.

(5) Joint arrangement

A joint arrangement of which two or more parties have joint control is classified as either a joint operation or a joint venture. A joint operator has rights to the assets, and obligations for the liabilities, relating to the joint operation and recognizes the assets, liabilities, revenues and expenses relating to its interest in a joint operation. A joint venturer has rights to the net assets relating to the joint venture and accounts for that investment using the equity method.

2.4    Segment Reporting

Operating segments are reported in a manner consistent with the internal reporting provided to the chief operating decision-maker (Note 33). The chief operating decision-maker is responsible for making strategic decisions on resource allocation and performance assessment of the operating segments.

KT Corporation and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2012, 2013 and 2014

2.5    Foreign Currency Translation

(1) Functional and presentation currency

Items included in the financial statements of each of the Company’s entities are measured using the currency of the primary economic environment in which the each entity operates (the “functional currency’). The consolidated financial statements are presented in Korean won, which is the Controlling Company’s functional and presentation currency.

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

(3) Translation into presentation currency

Different functional currencies are translated into presentation currency using the following procedures.

•	Assets and liabilities at the closing rate at the date of that statement of financial position

•	Income and expenses at average rate for the period

•	Equity at historical rate

•	All resulting exchange differences are recognized in other comprehensive income

2.6    Cash and Cash Equivalents

Cash and cash equivalents include cash on hand, deposits held at call with banks, and other short-term highly liquid investments with original maturities of less than three months.

2.7    Financial Assets

(1) Classification and measurement

The Company classifies its financial assets in the following categories: financial assets at fair value through profit or loss, available-for-sale financial assets, loans and receivables, and held-to-maturity financial assets. Regular purchases and sales of financial assets are recognized on trade date.

KT Corporation and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2012, 2013 and 2014

A regular way purchase of financial assets shall be recognized as applicable, using trade date accounting. At initial recognition, financial assets are measured at fair value plus, in the case of financial assets not carried at fair value through profit or loss, transaction costs. Transaction costs of financial assets carried at fair value through profit or loss are expensed in the statement of income. After the initial recognition, available-for-sale financial assets and financial assets at fair value through profit or loss are subsequently carried at fair value. Loans and receivables, and held-to-maturity investments are subsequently carried at amortized cost using the effective interest rate method.

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

Impairment of loans and receivables is presented as a deduction in an allowance account. Impairment of other financial assets is directly deducted from their carrying amount. The Company writes off financial assets when the assets are determined to be no longer recoverable.

The criteria that the Company uses to determine that there is objective evidence of an impairment loss include:

•	Significant financial difficulty of the issuer or obligor;

•	A breach of contract, such as a default or delinquency in interest or principal payments;

•	For economic or legal reasons relating to the borrower’s financial difficulty, granting to the borrower a concession that the lender would not otherwise consider;

•	It becomes probable that the borrower will enter bankruptcy or other financial reorganization;

•	The disappearance of an active market for that financial asset because of financial difficulties; or

•

Observable data indicating that there is a measurable decrease in the estimated future cash flows from a portfolio of financial assets since the initial recognition of those assets, although the decrease cannot yet be identified with the individual financial assets in the portfolio.

KT Corporation and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2012, 2013 and 2014

(3) Derecognition

If the Company transfers a financial asset and the transfer does not result in derecognition because the Company has retained substantially of all risks and rewards of ownership of the transferred asset due to a recourse in the event the debtor defaults, the Company continues to recognize the transferred asset in its entirety and recognizes a financial liability for the consideration received. The related financial liability is classified as ‘borrowings’ in the statement of financial position.

(4) Offsetting of financial instruments

Financial assets and liabilities are offset and the net amount reported in the statements of financial position where there is a legally enforceable right to offset the recognized amounts and there is an intention to settle on a net basis or realize the assets and settle the liability simultaneously. The legally enforceable right must not be contingent on future events and must be enforceable in the normal course of business and in the event of default, insolvency or bankruptcy of the Company or the counterparty.

2.8    Derivative Instruments

Derivatives are initially recognized at fair value on the date when a derivative contract is entered into and are subsequently re-measured at their fair value. Changes in the fair value of the derivatives that are not qualified for hedge accounting are recognized in the statement of income within ‘operating income (expenses)’ and ‘finance income (expenses)’ according to the nature of transactions.

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

The Company applies cash flow hedge accounting to hedge the risks of foreign exchange and interest rates of the variable rate foreign currency bonds. The effective portion of changes in the fair value of derivatives that are designated and qualify as cash flow hedges is recognized in other comprehensive income. The gain or loss relating to the ineffective portion is recognized immediately as finance income (expenses) in the statement of income. Amounts of changes in fair value of effective hedging instruments accumulated in other comprehensive income are recognized as ‘finance income (expenses)’ for the periods when the corresponding transactions affect profit or loss. When a forecast transaction is no longer expected to occur, the cumulative gain or loss that is reported in other comprehensive income is recognized as ‘finance income (expenses)’.

If the hedge no longer meets the criteria for hedge accounting, the adjustment to the carrying amount of a hedged item for which the effective interest method is used is amortized to profit or loss over the period to maturity.

KT Corporation and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2012, 2013 and 2014

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

KT Corporation and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2012, 2013 and 2014

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

The estimated useful life used for amortizing intangible assets is as follows:

Estimated Useful Lives
Development costs	5 – 6 years
Goodwill	Unlimited useful life
Software	6 years
Industrial property rights	5 – 10 years
Frequency usage rights	5.75 – 15 years
Others [1]	2 – 50 years

1	Facility usage rights (condominium membership and golf membership) and broadcast license included in others are classified as intangible assets with indefinite useful life.

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

KT Corporation and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2012, 2013 and 2014

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

2.15    Government Grants

Government grants related to assets are recognized in profit or loss on a systematic and rational basis over the useful life of the asset by setting up the grant as deferred income, and government grants related to income are deferred and recognized in the statement of income as part of ‘other non-operating income’ for the period in which the related expenses for the purpose of the government grants are incurred.

2.16    Impairment of Non-Financial Assets

Goodwill or intangible assets with indefinite useful lives are tested annually for impairment. Depreciable assets are tested for impairment when there is any indication an asset may be impaired. Assets that are subject to amortization are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognized for the amount by which the asset’s carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset’s fair value less costs to sell and value in use. Non-financial assets, other than goodwill, that suffered impairment are reviewed for possible reversal of the impairment at each reporting date.

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

The Company classifies non-derivative financial liabilities, except for financial liabilities at fair value through profit or loss, financial guarantee contracts and financial liabilities that arise when a transfer of financial assets does not qualify for derecognition, as financial liabilities carried at amortized cost and presented as ‘trade payables’, ‘borrowings’, and ‘other financial liabilities’ in the statement of financial position.

KT Corporation and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2012, 2013 and 2014

Preferred shares that provide for a mandatory redemption at a particular date are classified as liabilities. Interest expenses on these preferred shares calculated using the effective interest method are recognized in the statement of income as ‘finance costs’, together with interest expenses recognized on other financial liabilities.

The Company’s financial liabilities at fair value through profit or loss are financial instruments held for trading and designated as financial liabilities at fair value through profit or loss. Financial liabilities held for trading are financial liabilities that are incurred principally for the purpose of repurchasing them in the near term and derivatives that are not designated as hedges or bifurcated from financial instruments containing embedded derivatives. Financial liabilities at fair value through profit or loss are structured financial liabilities containing embedded derivatives issued by the Company.

As it was unable to measure the embedded derivatives separately from its host contract, the Company designated the entire hybrid contact as at fair value through profit or loss. The financial liability that the Company designated as at fair value through profit or loss is a foreign convertible bond.

(2) Derecognition

Financial liabilities are removed from the statement of financial position when it is extinguished, for example, when the obligation specified in the contract is discharged, cancelled or expired or when the terms of an existing financial liability are substantially modified.

2.18    Financial Guarantee Contracts

Financial guarantees contracts provided by the Company are initially measured at fair value on the date the guarantee was given. Subsequent to initial recognition, the Company’s liabilities under such guarantees are measured at the higher of the amounts below and recognized as ‘other financial liabilities’:

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

KT Corporation and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2012, 2013 and 2014

2.20    Employee Benefits

(1) Post-employment benefits

The Company has both defined benefit and defined contribution plans.

A defined contribution plan is a pension plan under which the Company pays fixed contributions into a separate entity. The contributions are recognized as employee benefit expenses when an employee has rendered service.

A defined benefit plan is a pension plan that is not a defined contribution plan. Typically defined benefit plans define an amount of pension benefit that an employee will receive on retirement, usually dependent on one or more factors such as age, years of service and compensation. The liability recognized in the statement of financial position in respect of defined benefit pension plans is the present value of the defined benefit obligation at the end of the reporting period less the fair value of plan assets. The defined benefit obligation is calculated annually by independent actuaries using the projected unit credit method. The present value of the defined benefit obligation is determined by discounting the estimated future cash outflows using interest rates of high-quality corporate bonds and that have terms to maturity approximating to the terms of the related pension obligation. The remeasurements of the net defined benefit liability are recognized in other comprehensive income.

If any plan amendments, curtailments, or settlements occur, past service costs or any gains or losses on settlement are recognized as profit or loss for the year.

(2) Termination benefits

Termination benefits are payable when employment is terminated by the Company before the normal retirement date, or whenever an employee accepts voluntary redundancy in exchange for these benefits. The Company recognizes termination benefits at the earlier of the following dates: when the entity can no longer withdraw the offer of those benefits or when the entity recognizes costs for a restructuring.

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

KT Corporation and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2012, 2013 and 2014

2.23    Leases

(1) Lessee

A lease is an agreement, whereby the lessor conveys to the lessee, in return for a payment or series of payments, the right to use an asset for an agreed period of time. Leases where all the risks and rewards of ownership are not transferred to the Company are classified as operating leases. Lease payments under operating leases are recognized as expenses on a straight-line basis over the lease term.

Leases where the Company has substantially all the risks and rewards of ownership are classified as finance leases and recognized as lease assets and liabilities at the lower of the fair value of the leased property and the present value of the minimum lease payments on the opening date of the lease period.

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

2.25    Revenue Recognition

Revenue is measured at the fair value of the consideration received or receivable for the sale of goods or rendering of services arising from the normal activities of the Company. It is stated as net of value added taxes, returns, rebates and discounts, after elimination of intra-company transactions.

The Company recognizes revenue when the amount of revenue can be reliably measured; when it is probable that future economic benefits will flow to the entity; and when specific criteria have been met for each of the Company’s activities, as described below. The Company bases its estimate on historical results, taking into consideration the type of customer, the type of transaction and the specifics of each arrangement.

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

KT Corporation and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2012, 2013 and 2014

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

(2) Sales of goods

The Company sells a range of handsets. Revenue from the sale of goods is recognized when products are delivered to the purchaser.

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

(7) Customer loyalty program

The Company operates a customer loyalty program where customers accumulate points for purchases made which entitle them to discounts on future purchases. The reward points are recognized as a separately identifiable component of the initial sale transaction. The fair value of the consideration received or receivable in respect of the initial sale is allocated between the reward points and the other components of the sale. The fair value of the reward points is measured by taking into account the proportion of the reward points that are not expected to be redeemed by customers. Revenue from the reward points is recognized when the points are redeemed and the reward points expire 12 months after the initial sale.

KT Corporation and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2012, 2013 and 2014

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

Management periodically evaluates tax policies that are applied in tax returns in which applicable tax regulation is subject to interpretation. The Company recognizes current income tax on the basis of the amount expected to be paid to the tax authorities.

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

Deferred tax liability is recognized for taxable temporary differences associated with investments in subsidiaries, associates, and interests in joint ventures, except to the extent that the Company is able to control the timing of the reversal of the temporary difference and it is probable that the temporary difference will not reverse in the foreseeable future. In addition, deferred tax asset is recognized for deductible temporary differences arising from such investments to the extent that it is probable the temporary difference will reverse in the foreseeable future and taxable profit will be available against which the temporary difference can be utilized.

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

In addition, the amortizations of the deferred loan origination fees on costs are offset and the net amounts are presented in the consolidated statement of financial position.

KT Corporation and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2012, 2013 and 2014

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

2.30    Approval of Issuance of the Financial Statements

The issuance of the December 31, 2014 financial statements of the Company was approved by the directors on April 23, 2015.

2.31    US Dollar Convention Translation

The December 31, 2014 consolidated financial statements are expressed in Korean Won and have been translated in U.S. dollars at the rate of ￦1,099.2 to US$1, the market average exchange rate announced by Seoul Money Brokerage Services, Ltd. and in effect on December 31, 2014, solely for the convenience of the reader. These translations should not be construed as a representation that any or all of the amounts shown could be converted into U.S. dollars at this or any other rate.

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

3.1    Impairment of Goodwill

The Company tests annually whether goodwill has suffered any impairment. The recoverable amounts of cash-generating units have been determined based on value-in-use calculations (Note 13).

3.2    Income Taxes

The Company is operating in numerous countries and the income generated from these operations is subject to income taxes based on tax laws and interpretations of tax authorities in numerous jurisdictions. There are many transactions and calculations for which the ultimate tax determination is uncertain.

KT Corporation and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2012, 2013 and 2014

3.3    Fair Value of Derivatives and Financial Instruments

The fair value of financial instruments that are not traded in an active market is determined by using valuation techniques. The Company uses its judgment to select a variety of methods and make assumptions that are mainly based on market conditions existing at the end of each reporting period (Note 36).

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

3.7    Provisions

As described in Note 17, the Company records provisions for litigation and assets retirement obligations as of the end of the reporting period. The provisions are estimated based on the factors such as the historical experiences.

3.8    Useful lives of Property and Equipment, Intangible Assets and Investment Property

Depreciation on the property and equipment, intangible assets and investment property excluding land, condominium memberships, golf club memberships, and broadcasting concession is calculated using the straight-line method over their useful lives. The estimated useful lives are determined based on expected usage of the assets and the estimates can be materially affected by technical changes and other factors. The Company will increase depreciation if the useful lives are considered shorter than the previously estimated useful lives.

KT Corporation and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2012, 2013 and 2014

4.    Financial Instruments by category

Financial instruments by category as of December 31, 2013 and 2014, are as follows:

(In millions of Korean won)	2013
Financial assets	Loans and receivables		Assets at fair value through the profit and loss		Derivatives used for hedge		Available- for-sale		Held-to- Maturity		Total
Cash and cash equivalents	￦	2,070,869	￦	—	￦	—	￦	—	￦	—	￦	2,070,869
Trade and other receivables		6,053,040		—		—		—		—		6,053,040
Loans receivable		1,348,597		—		—		—		—		1,348,597
Finance lease receivables		709,937		—		—		—		—		709,937
Other financial assets		582,693		15,643		3,496		547,627		3,248		1,152,707

Total	￦	10,765,136	￦	15,643	￦	3,496	￦	547,627	￦	3,248	￦	11,335,150

(In millions of Korean won)	2013
Financial liabilities	Liabilities at fair value through the profit and loss		Derivatives used for hedge		Financial liabilities at amortized cost		Other liabilities		Total
Trade and other payables	￦	—	￦	—	￦	8,472,707	￦	—	￦	8,472,707
Finance lease liabilities		—		—		68,210		—		68,210
Borrowings		—		—		11,483,893		—		11,483,893
Other financial liabilities		2,956		150,612		73,080		15,984		242,632

Total	￦	2,956	￦	150,612	￦	20,097,890	￦	15,984	￦	20,267,442

(In millions of Korean won)	2014
Financial assets	Loans and receivables		Assets at fair value through the profit and loss		Derivatives used for hedge		Available- for-sale		Held-to- Maturity		Total
Cash and cash equivalents	￦	1,888,663	￦	—	￦	—	￦	—	￦	—	￦	1,888,663
Trade and other receivables		5,659,913		—		—		—		—		5,659,913
Loans receivable		1,295,282		—		—		—		—		1,295,282
Finance lease receivables		584,413		—		—		—		—		584,413
Other financial assets		455,622		6,983		41,540		525,556		7,767		1,037,468

Total	￦	9,883,893	￦	6,983	￦	41,540	￦	525,556	￦	7,767	￦	10,465,739

(In millions of Korean won)	2014
Financial liabilities	Liabilities at fair value through the profit and loss		Derivatives used for hedge		Financial liabilities at amortized cost		Other liabilities		Total
Trade and other payables	￦	—	￦	—	￦	7,317,303	￦	—	￦	7,317,303
Finance lease liabilities		—		—		55,007		—		55,007
Borrowings		—		—		12,815,385		—		12,815,385
Other financial liabilities		3,980		122,012		82,816		5,434		214,242

Total	￦	3,980	￦	122,012	￦	20,270,511	￦	5,434	￦	20,401,937

KT Corporation and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2012, 2013 and 2014

Income or expense (gain or loss) by financial instruments category for the years ended December 31, 2012, 2013 and 2014 are as follows:

(In millions of Korean won)	2012		2013		2014
Loans and receivables
Interest income [1]	￦	387,254	￦	279,047	￦	237,771
gain(loss) on foreign currency transaction		(1,198)		23,509		(1,181)
gain(loss) on foreign currency translation		(3,208)		(5,245)		7,917
Loss on disposal		(15,809)		(7,534)		(16,464)
Bad debts expense		(150,389)		(189,665)		(231,934)
Assets at fair value through the profit and loss
Gain(loss) on disposal		10		375		(587)
Loss on valuation		(80)		(5,427)		(794)
Derivatives used for hedging
Gain(loss) on transaction		(4,023)		1,134		(34,653)
Gain on valuation		(49,729)		127		64,700
Other comprehensive income(loss) [2]		(9,407)		(1,936)		28,928
Reclassified to profit or loss from other comprehensive income(loss) [2,3]		24,764		1,408		(49,524)
Available -for-sale
Interest income [1]		142		345		45
Dividend income		6,370		20,841		15,007
Gain(loss) on disposal		7,991		2,339		(13,495)
Impairment loss		(3,401)		(5,053)		(70,022)
Other comprehensive income [2]		23,952		49,778		39,336
Reclassified to profit or loss from other comprehensive income [2]		(4,865)		6,554		(17,173)
Held-to-Maturity
Interest income [1]		—		—		159
Liabilities at fair value through the profit and loss
Gain on foreign currency transaction		199		42		(134)
Gain(loss) on disposal		(78)		(676)		13
Gain on valuation		331		156		32
Derivatives used for hedging
Gain(loss) on disposal		2,352		(3,339)		2,121
Gain(loss) on valuation		(191,627)		(97,289)		3,179
Other comprehensive loss [2]		(119,883)		(70,367)		(11,938)
Reclassified to profit or loss from other comprehensive income [2,3]		130,103		66,199		4,729
Financial liabilities at amortized cost
Interest expense [1,4]		(589,727)		(548,129)		(578,210)
Gain(loss) foreign currency transaction		3,383		(330)		12,443
Gain(loss) foreign currency translation		262,383		104,820		(99,145)
Other liabilities
Financial guarantee reversal(expense)		(11,216)		(9,034)		15,736

Total	￦	(305,406)	￦	(387,349)	￦	(693,138)

1	KT Capital Co., Ltd. and KT Rental, a subsidiary of the Company, recognizes interest income and expense as operating revenue and expense. Interest income recognized as operating revenue is ￦157,135 million (2012: ￦184,182 million, 2013: ￦170,598 million) and interest expense recognized as operating expense is ￦77,158 million(2012: ￦116,810 million, 2013: ￦97,827 million) for the year ended December 31, 2014.

2	The amounts directly reflected in equity before adjustments of deferred income tax.

3	During the year, the certain derivatives of the Company were settled and the related gain or loss on valuation of cash flow hedge in other comprehensive income was reclassified to profit or loss for the year.

4	The amounts reflected as interest expense arising from derivatives.

KT Corporation and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2012, 2013 and 2014

5.    Cash and Cash Equivalents

Cash and cash equivalents as of December 31, 2013 and 2014, are as follows:

(In millions of Korean won)	2013		2014
Cash on hand	￦	5,712	￦	3,918
Cash in banks		885,620		805,145
Money market trust		817,466		699,879
Other financial instruments		362,071		379,721

Total	￦	2,070,869	￦	1,888,663

Cash and cash equivalents in the statement of financial position equal cash and cash equivalents in the statement of cash flows.

Restricted cash and cash equivalents as of December 31, 2013 and 2014, are as follows:

(In millions of Korean won)	Type	2013		2014		Description
Cash and cash equivalents	Restricted deposit	￦	1,998	￦	3,318	Deposit restricted for governmental project and others

6.    Trade and Other Receivables

Trade and other receivables as of December 31, 2013 and 2014, are as follows:

	2013
(in millions of Korean won)	Total amounts		Allowance for doubtful accounts		Present value discount		Carrying value
Current assets
Trade receivables	￦	3,791,089	￦	(523,098)	￦	(28,248)	￦	3,239,743
Other receivables		2,143,203		(142,821)		(556)		1,999,826

Total	￦	5,934,292	￦	(665,919)	￦	(28,804)	￦	5,239,569

Non-current assets
Trade receivables	￦	404,372	￦	(2,568)	￦	(33,539)	￦	368,265
Other receivables		500,028		(9,775)		(45,047)		445,206

Total	￦	904,400	￦	(12,343)	￦	(78,586)	￦	813,471

	2014
(in millions of Korean won)	Total amounts		Allowance for doubtful accounts		Present value discount		Carrying value
Current assets
Trade receivables	￦	3,657,814	￦	(524,865)	￦	(9,589)	￦	3,123,360
Other receivables		1,872,095		(183,987)		(418)		1,687,690

Total	￦	5,529,909	￦	(708,852)	￦	(10,007)	￦	4,811,050

Non-current assets
Trade receivables	￦	393,354	￦	(2,752)	￦	(25,217)	￦	365,385
Other receivables		552,190		(26,659)		(42,053)		483,478

Total	￦	945,544	￦	(29,411)	￦	(67,270)	￦	848,863

KT Corporation and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2012, 2013 and 2014

The fair values of trade and other receivables with original maturities less than one year equal their carrying values because the discounting effect is immaterial. The fair value of trade and other receivables with original maturities longer than one year, which are mainly from sales of goods, is determined discounting the expected future cash flow at the weighted average borrowing rate.

Details of changes in allowance for doubtful accounts for the years ended December 31, 2013 and 2014, are as follows:

	2013				2014
(in millions of Korean won)	Trade receivables		Other receivables		Trade receivables		Other receivables
Beginning balance	￦	468,118	￦	175,940	￦	525,666	￦	152,596
Provision		151,240		8,926		127,881		71,254
Reversal or written-off		(92,979)		(34,227)		(124,993)		(16,201)
Changes in the scope of consolidation		338		2,349		(334)		3,759
Others		(1,051)		(392)		(603)		(762)

Ending balance	￦	525,666	￦	152,596	￦	527,617	￦	210,646

Provisions for doubtful trade and other receivables are recognized as operating expenses or finance costs.

Details of aging analysis of trade receivables as of December 31, 2013 and 2014, are as follows:

(in millions of Korean won)	2013		2014
Neither past due nor impaired	￦	2,959,284	￦	2,893,083

Past due and impaired
Up to six months		725,681		707,140
Six months to twelve months		105,607		101,297
Over twelve months		343,102		314,842

		1,174,390		1,123,279
Allowance for doubtful accounts		(525,666)		(527,617)

Total	￦	3,608,008	￦	3,488,745

The detail of other receivables as of December 31, 2013 and 2014, are as follows:

(in millions of Korean won)	2013		2014
Loans	￦	89,134	￦	81,963
Receivables [1]		2,096,086		1,834,813
Accrued income		22,603		26,032
Refundable deposits		389,199		434,846
Others		606		4,160
Allowance		(152,596)		(210,646)

Total	￦	2,445,032	￦	2,171,168

Current		1,999,826		1,687,690

Non-Current		445,206		483,478

1	The settlement receivables of BC Card Co., Ltd. of ￦1,123,744 million (2013: ￦1,553,823 million) included.

KT Corporation and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2012, 2013 and 2014

Details of aging analysis of other receivables as of December 31, 2013 and 2014, are as follows:

(in millions of Korean won)	2013		2014
Neither past due nor impaired	￦	2,312,757	￦	2,046,235

Past due and impaired
Up to six months		105,712		87,852
Six months to twelve months		16,641		77,773
Over twelve months		162,518		169,954

		284,871		335,579
Allowance for doubtful accounts		(152,596)		(210,646)

Total	￦	2,445,032	￦	2,171,168

The maximum exposure of trade and other receivables to credit risk is the carrying value of each class of receivables mentioned above as of December 31, 2014. As of December 31, 2014, the Company is provided with guarantees of ￦674,768 million by Seoul Guarantee Insurance related to the collection of certain accounts receivable arising from the handset sales.

7.    Loans Receivable

Loans receivable as of December 31, 2013 and 2014, are as follows:

Current

	2013						2014
(in millions of Korean won)	Original amount		Allowance for doubtful accounts		Carrying Value		Original amount		Allowance for doubtful accounts		Carrying Value
Factoring receivables	￦	82,994	￦	(1,245)	￦	81,749	￦	64,231	￦	(2,916)	￦	61,315
Loans		752,165		(32,722)		719,443		645,955		(28,331)		617,624
Loans for installment credit		38,799		(1,205)		37,594		32,875		(1,231)		31,644
Deferred loan origination profit and loss		(62)		—		(62)		(215)		—		(215)

Total	￦	873,896	￦	(35,172)	￦	838,724	￦	742,846	￦	(32,478)	￦	710,368

Non-Current

	2013						2014
(in millions of Korean won)	Original amount		Allowance for doubtful accounts		Carrying Value		Original amount		Allowance for doubtful accounts		Carrying Value
Factoring receivables	￦	1,073	￦	(103)	￦	970	￦	6,721	￦	(173)	￦	6,548
Loans		426,218		(15,929)		410,289		497,153		(18,349)		478,804
Loans for installment credit		46,849		(5,007)		41,842		54,580		(2,336)		52,244
Deferred loan origination profit and loss		3,432		—		3,432		4,209		—		4,209
New technology financial investment assets		6,629		(803)		5,826		8,884		(1,707)		7,177
New technology financial loans		63,575		(16,061)		47,514		59,992		(24,060)		35,932

Total	￦	547,776	￦	(37,903)	￦	509,873	￦	631,539	￦	(46,625)	￦	584,914

KT Corporation and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2012, 2013 and 2014

The fair values of loans receivable with maturities less than one year equal their carrying values because the discounting effect is immaterial. The fair value of loans receivables with original maturities longer than one year is determined discounting the future cash flow at the weighted average borrowing rate.

Details of changes in allowance for doubtful accounts for the years ended December 31, 2013 and 2014, are as follows:

(in millions of Korean won)	2013		2014
Beginning	￦	65,196	￦	73,075
Provision		40,743		31,656
Reversal or written-off		(30,448)		(23,618)
Others		(2,416)		(2,010)

Ending	￦	73,075	￦	79,103

Provisions for doubtful loans receivable are recognized as operating expenses.

Details of aging analysis of loans receivable as of December 31, 2013 and 2014, are as follows:

(in millions of Korean won)	2013		2014
Neither past due nor impaired	￦	1,322,206	￦	1,236,387

Past due and impaired
Up to six months		54,263		101,071
Six months to twelve months		27,312		3,718
Over twelve months		7,891		33,209

		89,466		137,998
Allowance for doubtful accounts		(73,075)		(79,103)

Total	￦	1,348,597	￦	1,295,282

The maximum exposure of loans receivables to credit risk is carrying value as of December 31, 2014.

KT Corporation and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2012, 2013 and 2014

8. Other Financial Assets and Liabilities

Other financial assets and liabilities as of December 31, 2013 and 2014, are as follows:

(In millions of Korean won)	2013		2014
Other financial assets
Assets at fair value through the profit and loss	￦	15,643	￦	6,983
Derivatives used for hedge		3,496		41,540
Financial instruments [1]		582,693		455,622
Available-for-sale financial assets		547,627		525,556
Held-to-maturity investments		3,248		7,767
Less: Non-current		(672,645)		(704,760)

Current	￦	480,062	￦	332,708

Other financial liabilities
Liabilities at fair value through the profit and loss	￦	2,956	￦	3,980
Derivatives used for hedge		150,612		122,012
Financial guarantee liabilities [2]		15,984		5,434
Other financial liabilities		73,080		82,816
Less: Non-current		(178,812)		(190,525)

Current	￦	63,820	￦	23,717

1	Financial assets amounting to ￦26,023 million (2013: ￦23,870 million) and ￦61 million (2013: ￦70 million) are collaterals pledged against the investee’s debt and checking account deposit, which are subject to withdrawal restrictions.

2	As of December 31, 2014, the Company has funding obligation to Smart Channel Co., Ltd. The related financial guarantee liabilities of ￦5,393 million are recognized.

Financial instruments at fair value through the profit and loss as of December 31, 2013 and 2014, are as follows:

	2013				2014
(in millions of Korean won)	Assets		Liabilities		Assets		Liabilities
Financial instruments held for trading
Interest rate swap	￦	1	￦	—	￦	—	￦	—
Currency swap		7,238		—		—		—
Currency forward		499		6		—		—
Other derivatives		7,905		148		6,983		646
Financial instruments at fair value through the profit and loss		—		2,802		—		3,334

Total	￦	15,643	￦	2,956	￦	6,983	￦	3,980

The valuation gains and losses on financial instruments held for trading for the years ended December 31, 2012, 2013 and 2014 are as follows:

	2012				2013				2014
(in millions of Korean won)	Valuation gain		Valuation loss		Valuation gain		Valuation loss		Valuation gain		Valuation loss
Interest rate swap	￦	—	￦	2	￦	—	￦	—	￦	—	￦	1
Currency swap		—		—		—		8,395		—		—
Currency forward		118		—		499		6		—		—
Other derivatives		—		—		3,789		1,467		643		1,006

Total	￦	118	￦	2	￦	4,288	￦	9,868	￦	643	￦	1,007

KT Corporation and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2012, 2013 and 2014

The valuation gains and losses on financial instruments at fair value through the profit and loss for the years ended December 31, 2012, 2013 and 2014 are as follows:

(In millions of Korean won)	2012		2013		2014
Foreign currency translation gain(loss)	￦	199	￦	42	￦	(134)
Gain on transactions		547		—		—
Gain(loss) on valuations		135		309		(398)

Total	￦	881	￦	351	￦	(532)

The maximum exposure of debt securities of financial instruments at fair value through the profit and loss to credit risk is carrying value as of December 31, 2014.

Derivatives used for hedge as of December 31, 2013 and 2014, are as follows:

	2013				2014
(in millions of Korean won)	Assets		Liabilities		Assets		Liabilities
Interest rate swap [1]	￦	—	￦	934	￦	—	￦	601
Currency swap [2]		3,496		149,678		41,540		121,411

Total		3,496		150,612		41,540		122,012
Less: non-current		(3,496)		(105,679)		(34,198)		(107,667)

Current	￦	—	￦	44,933	￦	7,342	￦	14,345

1	The interest rate swap contract is to hedge the risk of variability in future fair value of the bond.

2	The currency swap contract is to hedge the risk of variability in cash flow from the bond. In applying the cash flow hedge accounting, the Company hedges its exposures to cash flow fluctuation until September 7, 2034.

The full value of a hedging derivative is classified as a non-current asset or liability if the remaining maturity of the hedged item is more than 12 months and, as a current asset or liability, if the maturity of the hedged item is less than 12 months.

The valuation gains and losses on the derivatives contracts for the years ended December 31, 2012, 2013 and 2014 are as follows:

(in millions of Korean won)	2012						2013						2014
Type of Transaction	Valuation gain		Valuation loss		Accumulated other comprehensive income [1]		Valuation gain		Valuation loss		Accumulated other comprehensive income [1]		Valuation gain		Valuation loss		Accumulated other comprehensive income [1]
Interest rate swap	￦	—	￦	—	￦	(1,206)	￦	—	￦	—	￦	405	￦	—	￦	—	￦	334
Currency swap		—		241,356		(169,361)		127		97,289		(95,792)		93,235		25,356		22,080

Total	￦	—	￦	241,356	￦	(170,567)	￦	127	￦	97,289	￦	(95,387)	￦	93,235	￦	25,356	￦	22,414

1	The amounts before adjustments of deferred income tax directly reflected in equity and allocation to the non-controlling interest.

The ineffective portion recognized in profit or loss on the cash flow hedge is valuation income of ￦1,178 million for the current period (2012: valuation loss of ￦29,183 million, 2013: valuation loss of ￦1,241 million).

KT Corporation and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2012, 2013 and 2014

Details of available-for-sale financial assets as of December 31, 2013 and 2014, are as follows:

(In millions of Korean won)	2013		2014
Marketable equity securities	￦	55,347	￦	55,631
Non-marketable equity securities		466,302		442,055
Marketable debt securities		25,211		10,301
Non-marketable debt securities		767		17,569

Total		547,627		525,556
Less: non-current		(544,968)		(509,253)

Current	￦	2,659	￦	16,303

Changes of available-for-sale financial assets for the years ended December 31, 2013 and 2014, are as follows:

(In millions of Korean won)	2013		2014
Beginning	￦	429,875	￦	547,627
Acquisition		127,052		78,095
Disposal		(66,917)		(138,394)
Reclassification [1]		(3,000)		48,684
Impairment [2]		(5,053)		(70,022)
Valuation [3]		65,670		51,894
Changes in scope of consolidation		—		7,672

Ending	￦	547,627	￦	525,556

1	During the year ended December 31, 2014, KT ENGCORE Co., Ltd. (formerly KT ENS corporation) was reclassified to available-for-sale financial securities from investment in subsidiaries due to the commencement of rehabilitation procedures (Note 1.2).

2	Includes impairment losses of ￦48,684 million on KT ENGCORE Co., Ltd. (formerly KT ENS corporation) recognized in 2014.

3	The amount before adjustment of deferred income tax directly reflected in equity and allocation to the non-controlling interest.

The maximum exposure of debt securities of available-for-sale financial assets to credit risk is carrying value as of December 31, 2014.

Available-for-sale financial assets are measured at fair value. However, non-marketable equity securities that do not have quoted market prices in an active market and the fair value of which cannot be reliably measured are recognized at cost and the impairment loss is recognized if any.

None of the available-for-sale financial assets are past due and the impaired assets amount to ￦12,942 million as of December 31, 2014.

Investment in Korea Software Financial Cooperative amounting to ￦1,000 million is provided as collateral as consideration for payment guarantees provided by Korea Software Financial Cooperative (Note 20).

KT Corporation and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2012, 2013 and 2014

9.    Inventories

Inventories as of December 31, 2013 and 2014, are as follows:

	2013						2014
(in millions of Korean won)	Acquisition cost		Valuation allowance		Book Value		Acquisition cost		Valuation allowance		Book Value
Merchandise	￦	719,164	￦	(122,919)	￦	596,245	￦	445,644	￦	(62,902)	￦	382,742
Goods in transit		611		—		611		—		—		—
Others		77,051		(289)		76,762		36,474		(333)		36,141

Total	￦	796,826	￦	(123,208)	￦	673,618	￦	482,118	￦	(63,235)	￦	418,883

Cost of inventories recognized as expenses for year ended December 31, 2014, amounts to ￦3,683,293 million (2012: ￦4,568,286 million, 2013: ￦3,797,973 million) and reversal of valuation allowance on inventory recognized amounts to ￦59,973 million for year ended December 31, 2014 (2012: valuation loss of ￦23,931 million, 2013: ￦88,946 million).

10.    Other Assets and Liabilities

Other assets and liabilities as of December 31, 2013 and 2014, are as follows:

(In millions of Korean won)	2013		2014
Other assets
Advance payments	￦	134,758	￦	126,674
Prepaid expenses		258,387		284,887
Others		22,199		10,095
Less: Non-current		(75,748)		(72,041)

Current	￦	339,596)	￦	349,615)

Other liabilities
Advances received	￦	191,767	￦	193,900
Withholdings		129,484		100,345
Unearned revenue		27,313		22,208
Others		1,512		889
Less: Non-current		(2,000)		(38,590)

Current	￦	348,076)	￦	278,752)

KT Corporation and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2012, 2013 and 2014

11.    Property, Plant and Equipment

The changes in property, plant and equipment for the years ended December 31, 2013 and 2014, are as follows:

	2013
(in millions of Korean won)	Land		Buildings and structures		Machinery and equipment		Others		Construction- in-progress		Total
Acquisition cost	￦	1,243,388	￦	3,264,020	￦	32,184,133	￦	3,632,642	￦	867,842	￦	41,192,025
Accumulated depreciation (including accumulated impairment loss and others)		(132)		(1,078,090)		(22,331,175)		(1,961,444)		(14,818)		(25,385,659)

Balance at 2013.1.1		1,243,256		2,185,930		9,852,958		1,671,198		853,024		15,806,366
Acquisition		2,718		14,178		417,218		1,051,278		2,843,801		4,329,193
Disposal/Abandonment		(3,297)		(21,448)		(173,102)		(157,278)		(283,677)		(638,802)
Depreciation		—		(112,046)		(2,428,859)		(553,709)		—		(3,099,738)
Transfer in (out)		9,671		12,544		2,188,686		104,024		(2,314,925)		—
Inclusion in scope of consolidation		42		39		293		9		—		383
Exclusion from scope of consolidation		—		(379)		(87)		(348)		—		(814)
Others		1,090		(18,848)		36,618		(13,792)		(19,816)		(14,748)

Balance at 2013.12.31	￦	1,253,480	￦	2,059,970	￦	9,893,725	￦	2,101,382	￦	1,078,407	￦	16,386,964

Acquisition cost	￦	1,253,612	￦	3,270,339	￦	32,103,084	￦	4,232,627	￦	1,092,155	￦	41,951,817
Accumulated depreciation (including accumulated impairment loss and others)		(132)		(1,210,369)		(22,209,359)		(2,131,245)		(13,748)		(25,564,853)

	2014
(in millions of Korean won)	Land		Buildings and structures		Machinery and equipment		Others		Construction- in-progress		Total
Acquisition cost	￦	1,253,612	￦	3,270,339	￦	32,103,084	￦	4,232,627	￦	1,092,155	￦	41,951,817
Accumulated depreciation (including accumulated impairment loss and others)		(132)		(1,210,369)		(22,209,359)		(2,131,245)		(13,748)		(25,564,853)

Balance at 2014.1.1		1,253,480		2,059,970		9,893,725		2,101,382		1,078,407		16,386,964
Acquisition		—		4,293		255,419		1,129,330		2,268,594		3,657,636
Disposal/Abandonment		(8,781)		(16,972)		(171,691)		(182,466)		(16,759)		(396,669)
Depreciation		—		(105,402)		(2,450,216)		(635,282)		—		(3,190,900)
Transfer in (out)		24,072		75,422		2,295,290		83,380		(2,478,164)		—
Inclusion in scope of consolidation		8,657		4,189		2,921		3,024		—		18,791
Exclusion from scope of consolidation		(4,234)		(5,064)		(3,462)		(2,493)		—		(15,253)
Others		14,495		(7,186)		11,683		(1,245)		(10,120)		7,627

Balance at 2014.12.31	￦	1,287,689	￦	2,009,250	￦	9,833,669	￦	2,495,630	￦	841,958	￦	16,468,196

Acquisition cost	￦	1,287,821	￦	3,345,587	￦	33,390,640	￦	4,806,849	￦	845,662	￦	43,676,559
Accumulated depreciation (including accumulated impairment loss and others)		(132)		(1,336,337)		(23,556,971)		(2,3211,219)		(3,704)		(27,208,363)

KT Corporation and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2012, 2013 and 2014

Details of property, plant and equipment provided as collateral as of December 31, 2013 and 2014 are as follows:

	2013
(in millions of Korean won)	Carrying amount		Secured amount		Related line item	Related amount		Secured party
Buildings	￦	11,356	￦	7,800	Borrowings	￦	6,000	Shin-Han Bank
Machinery and equipment		37,248		2,786	Borrowings		2,322	Korea Exchange Bank

	2014
(in millions of Korean won)	Carrying amount		Secured amount		Related line item	Related amount		Secured party
Land/Buildings	￦	12,839	￦	12,000	Borrowings	￦	10,000	SC Bank
Buildings		10,875		7,800	Borrowings		6,000	Hana Bank

The borrowing costs capitalized for qualifying assets amount to ￦14,493 million (2013: ￦20,144 million) in 2014. The interest rate applied to calculate the capitalized borrowing costs in 2014 is 3.56% to 4.05%. (2013: 3.95% to 4.44%).

12.    Investment Property

The changes in investment property for the years ended December 31, 2013 and 2014 are as follows:

	2013
(in millions of Korean won)	Land		Buildings		Construction- in-progress		Total
Acquisition cost	￦	335,447	￦	1,022,454	￦	—	￦	1,357,901
Accumulated depreciation		—		(202,688)		—		(202,688)

Beginning	￦	335,447	￦	819,766	￦	—	￦	1,155,213
Acquisition		3,053		11,352		3,778		18,183
Disposal/Abandonment		(420)		(7,657)		—		(8,077)
Depreciation		—		(47,232)		—		(47,232)
Transfer		(9,116)		(3,476)		—		(12,592)

Ending	￦	328,964	￦	772,753	￦	3,778	￦	1,105,495

Acquisition cost	￦	328,964	￦	1,015,079	￦	3,778	￦	1,347,821
Accumulated depreciation		—		(242,326)		—		(242,326)

	2014
(in millions of Korean won)	Land		Buildings		Construction- in-progress		Total
Acquisition cost	￦	328,964	￦	1,015,079	￦	3,778	￦	1,347,821
Accumulated depreciation		—		(242,326)		—		(242,326)

Beginning	￦	328,964	￦	772,753	￦	3,778	￦	1,105,495
Acquisition		—		4,443		15,600		20,043
Disposal/Abandonment		(1,487)		(5,740)		—		(7,227)
Depreciation		—		(51,446)		—		(51,446)
Transfer		(11,683)		4,448		—		(7,235)

Ending	￦	315,794	￦	724,458	￦	19,378	￦	1,059,630

Acquisition cost	￦	315,794	￦	1,003,031	￦	19,378	￦	1,338,203
Accumulated depreciation		—		(278,573)		—		(278,573)

KT Corporation and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2012, 2013 and 2014

The fair value of investment property is ￦2,277,234 million as of December 31, 2014 (2013: ￦2,051,183 million). The fair value of investment property is estimated based on the expected cash flow.

Rental income from investment property is ￦216,976 million in 2013 (2013: ￦197,673 million) and direct operating expenses (including repairs and maintenance) arising from investment property that generated rental income during the period are recognized as operating expenses.

Details of investment property provided as collateral as of December 31, 2013 and 2014, are as follows:

	2013
(in millions of Korean won)	Carrying amount		Secured amount		Collateral for	Amount of deposits received
Land	￦	23,258	￦	1,484	Deposits received	￦	31,727
Buildings		360,489		40,713

	2014
(in millions of Korean won)	Carrying amount		Secured amount		Collateral for	Amount of deposits received
Land	￦	10,773	￦	6,773	borrowings	￦	5,210
Buildings		345,281		47,350	Deposits received	￦	34,675

13.    Intangible Assets

The changes in intangible assets for the years ended December 31, 2013 and 2014 are as follows:

	2013
(in millions of Korean won)	Goodwill		Development costs		Software		Frequency usage rights		Others		Total
Acquisition cost	￦	605,776	￦	1,393,089	￦	614,069	￦	1,924,869	￦	1,013,046	￦	5,550,849
Accumulated amortization (including accumulated impairment loss and others)		(7,749)		(764,426)		(374,043)		(880,511)		(310,482)		(2,337,211)

Balance at 2013.1.1		598,027		628,663		240,026		1,044,358		702,564		3,213,638
Acquisition [1]		9,272		137,420		87,898		844,462		125,563		1,204,615
Disposal		—		(57,956)		(5,645)		—		(7,617)		(71,218)
Amortization		—		(155,280)		(61,413)		(161,226)		(100,983)		(478,902)
Impairment		(12,954)		(4,743)		(1,019)		—		(17,490)		(36,206)
Inclusion in scope of consolidation		—		—		501		—		—		501
Exclusion in scope of consolidation		—		—		—		—		—		—
Others		(2,006)		(30)		1,968		(388)		(4,579)		(5,035)

Balance at 2013.12.31	￦	592,339	￦	548,074	￦	262,316	￦	1,727,206	￦	697,458	￦	3,827,393

Acquisition cost	￦	610,715	￦	1,359,478	￦	681,176	￦	2,768,943	￦	1,100,540	￦	6,520,852
Accumulated amortization (including accumulated impairment loss and others)		(18,376)		(811,404)		(418,860)		(1,041,737)		(403,082)		(2,693,459)

1	The Company had acquired the 1.8GHz frequency amortized during its uselife using the straight-line method.

KT Corporation and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2012, 2013 and 2014

	2014
(in millions of Korean won)	Goodwill		Development costs		Software		Frequency usage rights		Others		Total
Acquisition cost	￦	610,715	￦	1,359,478	￦	681,176	￦	2,768,943	￦	1,100,540	￦	6,520,852
Accumulated amortization (including accumulated impairment loss and others)		(18,376)		(811,404)		(418,860)		(1,041,737)		(403,082)		(2,693,459)

Balance at 2014.1.1		592,339		548,074		262,316		1,727,206		697,458		3,827,393
Acquisition		—		286,516		95,781		—		51,633		433,930
Disposal		(1,519)		(16,713)		(2,205)		—		(6,359)		(26,796)
Amortization		—		(171,817)		(101,344)		(253,588)		(85,669)		(612,418)
Impairment [1]		(11,693)		—		(5,210)		(69,428)		(944)		(87,275)
Inclusion in scope of consolidation		—		733		1,363		—		13,548		15,644
Exclusion in scope of consolidation		—		(3,297)		(4,960)		—		(2,052)		(10,309)
Others		621		7,191		(2,080)		—		(1,868)		3,864

Balance at 2014.12.31	￦	579,748	￦	650,687	￦	243,661	￦	1,404,190	￦	665,747	￦	3,544,033

Acquisition cost	￦	609,817	￦	1,589,994	￦	747,343	￦	2,768,943	￦	1,154,915	￦	6,871,012
Accumulated amortization (including accumulated impairment loss and others)		(30,069)		(939,307)		(503,682)		(1,364,753)		(489,168)		(3,326,979)

1	The Company recognized the impairment loss of ￦69,428 million on 800 Mhz frequency usage right considering its recoverable amount.

The carrying value of facility usage rights with indefinite useful life not subject to amortization is ￦149,832 million (2013: ￦150,654 million) as of December 31, 2014.

Goodwill is allocated to the Company’s cash-generating unit which is identified by operating segments. As of December 31, 2014, goodwill allocated to each cash-generation unit is as follows:

(in millions of Korean won)
Customer/Marketing
Wireless business [1]	￦	65,057
Finance and Rental
KT Rental [2]		131,426
BC Card Co., Ltd. [2]		41,234
Others
KT Skylife Co., Ltd [2]		306,303
KT Powertel Co., Ltd. and others		35,728

Total	￦	579,748

1	The recoverable amounts of mobile business are calculated based on value-in use calculations. These calculations use pre-tax cash flow projections for the next four years based on financial budgets approved by management. Cash flow exceeds the financial budgets are estimated by the expected growth rate. This growth rate does not exceed the long-term average growth rate of the industry which the cash-generate unit belongs in. The Company estimated its revenue growth rate based on past performance and its expectation of future market changes.

2

The recoverable amounts of KT Rental, BC Card Co., Ltd., and KT Skylife Co., Ltd. are calculated based on value-in use calculations. These calculations use cash flow projections for the next five years based on financial budgets. Cash flow that exceeds the financial budgets is projected by expected growth rate. This growth rate does not exceed the long-term average growth rate of the industry which the cash-generate unit belongs in. The Company estimated its revenue growth rate based on past performance and its expectation of future market changes. The Company determined cash flow projections based

KT Corporation and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2012, 2013 and 2014

on past performance and its estimation of market growth. Specific risk of related operating segment is reflected in its discount rate. As a result of the impairment test, there is no impairment loss on goodwill allocated to KT Rental, BC Card Co., Ltd., and KT Skylife Co., Ltd., respectively, as of December 31, 2014.

As a result of the impairment test, the Company recognized the impairment losses of ￦11,693 million on goodwill allocated to KT Innoedu Co., Ltd. and three other subsidiaries included in the others segment. And recognized the losses as operating expenses in the consolidated statement of the income. The Company considers that the carrying value of other cash generating units does not exceed the recoverable amount of the CGUs.

14.    Investments in Associates and Jointly Controlled Entities

Details of associates as of December 31, 2014, are as follows:

(a) Associates

	Percentage of ownership (%)		Location	Date of financial statements
Company	2013	2014
ktcs Corporation [1]	17.8%	—	Korea	December 31
ktis Corporation [1]	17.8%	—	Korea	December 31
Korea Information & Technology Fund	33.3%	33.3%	Korea	December 31
KT-SB Venture Investment [2]	50.0%	50.0%	Korea	December 31
Mongolian Telecommunications	40.0%	40.0%	Mongolia	December 31
KT Wibro Infra Co., Ltd.	26.2%	26.2%	Korea	December 31
KT-CKP New Media Investment Fund	49.7%	49.7%	Korea	December 31
QTT Global (Group) Company Limited	25.0%	25.0%	China	December 31
How Smartmall Private Special Asset Investment Trust [3]	80.8%	80.8%	Korea	December 31

1	As of December 31, 2013, even though the Company has less than 20% ownership, the equity method of accounting has been applied as it is considered that the Company has the significant influence over the operating and financial policies of these entities. As the company obtained control over these entities in 2014, these entities was reclassified as subsidiaries.

2	At the end of the reporting period, even though the Company has 50% ownership, the equity method of accounting has been applied as the Company, which is a limited partner of investment fund, cannot participate in determining the operating and financial policies.

3	At the end of the reporting period, even though the Company has 80.8% ownership, the equity method of accounting has been applied as the Company, which is a limited partner of investment fund, cannot determine the operating and financial policies without other partner’s consent.

KT Corporation and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2012, 2013 and 2014

The changes in investments in associates and jointly controlled entities for the years ended December 31, 2013 and 2014, are as follows:

	2013
(in millions of Korean won)	Beginning		Acquisition (Disposal)		Share in income (loss) of jointly controlled entities and associates [1]		Others		Ending
ktcs Corporation	￦	21,784	￦	—	￦	2,702	￦	(2,306)	￦	22,180
ktis Corporation		21,870		—		2,511		(1,053)		23,328
Korea Information & Technology Fund		121,113		—		2,910		(241)		123,782
KT-SB Venture Investment		12,385		3,750		216		(421)		15,930
Mongolian Telecommunications		9,999		—		172		(1,475)		8,696
Metropol Property LLC		1,783		—		558		(982)		1,359
KT Wibro Infra Co., Ltd.		66,741		—		812		—		67,553
KTF-CJ Music Contents Investment Fund		5,052		(3,561)		(1,491)		—		—
KT-CKP new media Investment Fund		—		2,250		(73)		—		2,177
QTT Global (Group) Company Limited		12,949		—		121		45		13,115
How Smartmall Private Special Asset Investment Trust		32,503		—		2,967		(7,064)		28,406
Others		73,316		(9,188)		(1,183)		(5,568)		57,377

Total	￦	379,495	￦	(6,749)	￦	10,222	￦	(19,065)	￦	363,903

	2014
(in millions of Korean won)	Beginning		Acquisition (Disposal)		Reclassification		Share in income (loss) of jointly controlled entities and associates [1]		Others		Ending
ktcs Corporation [2]	￦	22,180	￦	—	￦	(22,505)	￦	1,703	￦	(1,378)	￦	—
ktis Corporation [3]		23,328		—		(24,343)		1,766		(751)		—
Korea Information & Technology Fund		123,782		—		—		(42)		(773)		122,967
KT-SB Venture Investment		15,930		(1,938)		—		13,302		(4,737)		22,557
Mongolian Telecommunications		8,696		—		—		97		(1,316)		7,477
KT Wibro Infra Co., Ltd.		67,553		—		—		938		—		68,491
KT-CKP New Media Investment Fund		2,177		2,250		—		(441)		—		3,986
QTT Global (Group) Company Limited		13,115		—		—		222		(361)		12,976
How Smartmall Private Special Asset Investment Trust		28,406		—		—		2,747		(3,523)		27,630
Others		58,736		(12,203)		—		4,069		22,094		72,696

Total	￦	363,903	￦	(11,891)	￦	(46,848)	￦	24,361	￦	9,255	￦	338,780

1	KT Capital Co., Ltd., a subsidiary of the Company, recognizes its share in income (loss) from jointly controlled entities and associates as operating revenue and expense. These include its share in income of jointly controlled entities and associates of ￦6,605 million (2012: ￦6,591 million, 2013: ￦4,155 million) recognized as operating revenue and its share in loss of jointly controlled entities and associates of ￦442 million (2012: ￦362 million, 2013: ￦534 million) recognized as operating expense.

2	As the Company obtained control over the entity in 2014, the entity was reclassified as a subsidiary. As a result of the reclassification, the Company recognized differences of ￦2,469 million between the fair value of ￦22,907 million and the book value of ￦25,376 million (including reclassification adjustment of accumulated other comprehensive income of ￦2,871 million) as operating expenses.

3	As the Company obtained control over the entity in 2014, the entity was reclassified as a subsidiary. As a result of the reclassification, the Company recognized differences of ￦4,667 million between the fair value of ￦21,992 million and the book value of ￦26,659 million (including reclassification adjustment of accumulated other comprehensive income of ￦2,316 million) as operating expenses.

KT Corporation and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2012, 2013 and 2014

The summary of financial information of associates and joint ventures as of and for the years ended December 31, 2013 and 2014, follows:

	2013
(In millions of Korean won)	Current assets		Non-current assets		Current liabilities		Non-current liabilities
ktcs corporation	￦	130,585	￦	50,403	￦	54,115	￦	2,061
ktis corporation		140,119		41,733		48,636		2,124
Korea Information & Technology Fund		132,143		239,203		—		—
KT-SB Venture Investment		5,578		26,964		682		—
Mongolian Telecommunications		14,670		12,869		5,798		—
Metropol Property LLC		4,267		—		3,340		—
KT Wibro Infra Co., Ltd		159,309		103,401		5,004		45
KT-CKP New Media Investment Fund		1,722		2,666		4		—
QTT Global(Group) Company Limited		20,117		1,310		5,019		—
K- Realty CR-REITs No.1		11,620		484,204		3,534		294,474
How Smartmall Private Special Asset Investment Trust		38,374		—		899		—
Others		79,606		302,427		116,967		62,038

Total	￦	738,110	￦	1,265,180	￦	243,998	￦	360,742

	2013
(In millions of Korean won)	Operating revenue		Net profit (loss)		Other comprehensive income(loss)		Total comprehensive income(loss)		Dividends received from associates
ktcs Corporation	￦	396,212	￦	14,480	￦	(4,293)	￦	10,187	￦	813
ktis Corporation		387,720		13,573		(3,274)		10,299		620
Korea Information & Technology Fund		17,345		8,730		—		8,730		—
KT-SB Venture Investment		370		637		—		637		421
Mongolian Telecommunications		10,877		447		(42)		405		23
Metropol Property LLC		502		133		6		139		911
KT Wibro Infra Co., Ltd		1,660		3,169		—		3,169		—
KT-CKP New Media Investment Fund		33		(146)		—		(146)		—
QTT Global(Group) Company Limited		21,024		2,105		82		2,187		—
K- Realty CR-REITs No.1		39,064		11,091		—		11,091		2,521
How Smartmall Private Special Asset Investment Trust		3,870		3,673		—		3,673		3,848
Others		371,120		(9,882)		(418)		(10,300)		1,444

Total	￦	1,249,797	￦	48,010	￦	(7,939)	￦	40,071	￦	10,601

	2014
(In millions of Korean won)	Current assets		Non-current assets		Current liabilities		Non-current liabilities
Korea Information & Technology Fund	￦	122,026	￦	246,874	￦	—	￦	—
KT-SB Venture Investment		22,402		23,368		656		—
Mongolian Telecommunications		12,636		10,648		4,591		—
KT Wibro Infra Co., Ltd.		205,147		61,068		4,960		40
KT-CKP New Media Investment Fund		4,588		3,441		4		—
QTT Global(Group) Company Limited		15,439		414		—		—
K- Realty CR-REITs No.1		36,017		461,720		6,477		291,583
How Smartmall Private Special Asset Investment Trust		37,412		—		875		—
Others		321,497		188,435		144,915		118,904

Total	￦	777,164	￦	995,968	￦	162,478	￦	410,527

KT Corporation and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2012, 2013 and 2014

	2014
(In millions of Korean won)	Operating revenue		Net profit (loss)		Other comprehensive income (loss)		Total comprehensive income (loss)		Dividends received from associates
Korea Information & Technology Fund	￦	10,411	￦	(128)	￦	(835)	￦	(963)	￦	494
KT-SB Venture Investment		1,056		26,603		—		26,603		4,238
Mongolian Telecommunications		8,745		242		—		242		—
KT Wibro Infra Co., Ltd.		1,237		3,555		—		3,555		—
KT-CKP New Media Investment Fund		89		(888)		80		(808)		—
QTT Global(Group) Company Limited		9,462		887		(156)		731		—
K-Realty CR-REITs No.1		39,233		17,822		—		17,822		2,394
How Smartmall Private Special Asset Investment Trust		3,580		3,401		—		3,401		2,767
Others		463,322		(13,134)		(2,754)		(15,888)		7,738

Total	￦	537,135	￦	38,360	￦	(3,665)	￦	34,695	￦	17,631

Details of a reconciliation of the summarized financial information to the carrying amount of interests in the associates and joint ventures as of and for the years end December 31, 2013 and 2014, are as follows:

	2013
(in millions of Korean won)	Net assets		Percentage of ownership	Share in net assets		Goodwill		Intercompany transaction and others		Book value
ktcs Corporation	￦	124,812	17.8%	￦	22,217	￦	—	￦	(37)	￦	22,180
ktis Corporation		131,092	17.8%		23,340		—		(12)		23,328
Korea Information & Technology Fund		371,346	33.3%		123,782		—		—		123,782
KT-SB Venture Investment		31,860	50.0%		15,930		—		—		15,930
Mongolian Telecommunications		21,741	40.0%		8,696		—		—		8,696
Metropol Property LLC		927	34.0%		315		1,044		—		1,359
KT-CKP New Media Investment Fund		4,384	49.7%		2,177		—		—		2,177
QTT Global(Group) Company Limited		16,408	25.0%		4,102		9,013		—		13,115
KT Wibro Infra Co., Ltd.		257,661	26.2%		67,553		—		—		67,553
How Smartmall Private Special Asset Investment Trust		37,475	80.8%		30,269		—		(1,863)		28,406

	2014
(in millions of Korean won)	Net assets		Percentage of ownership	Share in net assets		Goodwill		Intercompany transaction and others		Book value
Korea Information & Technology Fund	￦	368,900	33.3%	￦	122,967	￦	—	￦	—	￦	122,967
KT-SB Venture Investment		45,114	50.0%		22,557		—		—		22,557
Mongolian Telecommunications		18,693	40.0%		7,477		—		—		7,477
KT Wibro Infra Co., Ltd.		261,215	26.2%		68,491		—		—		68,491
KT-CKP New Media Investment Fund		8,025	49.7%		3,986		—		—		3,986
QTT Global (Group) Company Limited		15,853	25.0%		3,963		9,013		—		12,976
How Smartmall Private Special Asset Investment Trust		36,537	80.8%		29,511		—		(1,881)		27,630

KT Corporation and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2012, 2013 and 2014

Marketable investments in associates and joint ventures as of December 31, 2013 and 2014, are as follows:

	2013
	Number of shares	Book Value (In millions of Korean won)		Fair Value (In millions of Korean won)
ktcs Corporation	8,132,130	￦	22,180	￦	28,218
ktis Corporation	6,196,190		23,328		31,539
Mongolian Telecommunications	10,348,111		8,696		10,083

	2014
	Number of shares	Book Value (In millions of Korean won)		Fair Value (In millions of Korean won)
Mongolian Telecommunications	10,348,111	￦	7,477	￦	8,247

The Company has not recognized loss from associates and jointly controlled entities of ￦11,425 million for the year (2012: ￦7,308 million, 2013: ￦17,428 million). The accumulated comprehensive loss of joint ventures and associates as of December 31, 2014, which was not recognized by the Company is ￦50,996 million (2012: ￦22,143 million, 2013: ￦39,571 million).

The following equity securities owned by the Company are pledged as collaterals for the investee’s borrowings.

(In millions of Korean won)	Investee	Amount
Investments in associate	Smart Channel Co., Ltd.	￦	6,500

15.    Trade and other payables

The Company’s trade and other payables as of December 31, 2013 and 2014, are as follows:

(In millions of Korean won)	2013		2014
Current liabilities
Trade payables	￦	1,716,686	￦	1,200,032
Other payables		5,697,137		5,208,079

Total	￦	7,413,823	￦	6,408,111

Non-current liabilities
Trade payables	￦	10,430	￦	6,457
Other payables		1,048,454		902,735

Total	￦	1,058,884	￦	909,192

Details of other payables as of December 31, 2013 and 2014, are as follows:

(In millions of Korean won)	2013		2014
Non-trade payables [1]	￦	4,469,781	￦	3,768,923
Accrued expenses		937,307		949,392
Operating deposits		863,494		886,165
Others		475,009		506,334
Less: non-current		(1,048,454)		(902,735)

Current	￦	5,697,137	￦	5,208,079

1	Settlement payables of BC Card Co., Ltd. of ￦1,331,249 million related to credit card transactions included as of December 31, 2014 (2013: ￦1,725,396 million).

KT Corporation and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2012, 2013 and 2014

16.    Bonds Payable and Borrowings

Details of bonds payable and borrowings as of December 31, 2013 and 2014, are as follows:

Bonds Payable

(in millions of Korean won and thousands of foreign currencies)			2013				2014
Type	Maturity	Annual interest rates	Foreign currency		Korean won		Foreign currency		Korean won
MTNP notes [1]	—	—	USD	600,000	￦	633,180		—	￦	—
MTNP notes [1]	Sep 07, 2034	6.50%	USD	100,000		105,530	USD	100,000		109,920
MTNP notes [1]	Jul 15, 2015	4.88%	USD	400,000		422,120	USD	400,000		439,680
MTNP notes [1]	May 03, 2016	5.88%	USD	200,000		211,060	USD	200,000		219,840
Reg S bonds	Jan 20, 2017	3.88%	USD	350,000		369,355	USD	350,000		384,720
FR notes [2]	Aug 28, 2018	LIBOR(3M)+1.15%	USD	300,000		316,590	USD	300,000		329,760
FR notes	Apr 22, 2017	1.75%		—		—	USD	650,000		714,480
FR notes	Apr 22, 2019	2.63%		—		—	USD	350,000		384,720
Japanese yen bonds	Jan 29, 2015	0.59%	JPY	5,000,000		50,233	JPY	5,000,000		46,007
Japanese yen bonds	Jan 29, 2016	0.70%	JPY	18,200,000		182,848	JPY	18,200,000		167,465
Japanese yen bonds	Jan 29, 2018	0.86%	JPY	6,800,000		68,317	JPY	6,800,000		62,570
The 163rd Public bond	—	—		—		170,000		—		—
The 165-2nd Public bond	—	—		—		140,000		—		—
The 167-2nd Public bond	Apr 20, 2015	4.84%		—		100,000		—		100,000
The 168-2nd Public bond	Jun 21, 2015	4.66%		—		90,000		—		90,000

(in millions of Korean won and thousands of foreign currencies)			2013			2014
Type	Maturity	Annual interest rates	Foreign currency		Korean won	Foreign currency	Korean won
The 173-2nd Public bond	Aug 06, 2018	6.62%		—	100,000	—	100,000
The 175-2nd Public bond	—	—		—	360,000	—	—
The 176-2nd Public bond	—	—		—	170,000	—	—
The 176-3rd Public bond	May 28, 2016	5.24%		—	260,000	—	260,000
The 177-2nd Public bond	Feb 09, 2015	5.26%		—	190,000	—	190,000
The 177-3rd Public bond	Feb 09, 2017	5.38%		—	170,000	—	170,000
The 178-2nd Public bond	—	—	USD	100,000	105,530	—	—
The 179th Public bond	Mar 29, 2018	4.47%		—	260,000	—	260,000
The 180-1st Public bond	Apr 26, 2016	4.35%		—	210,000	—	210,000
The 180-2nd Public bond	Apr 26, 2021	4.71%		—	380,000	—	380,000
The 181-1st Public bond	Aug 26, 2016	3.94%		—	260,000	—	260,000
The 181-2nd Public bond	Aug 26, 2018	3.99%		—	90,000	—	90,000
The 181-3rd Public bond	Aug 26, 2021	4.09%		—	250,000	—	250,000
The 182-1st Public bond	Oct 28, 2016	4.11%		—	320,000	—	320,000
The 182-2nd Public bond	Oct 28, 2021	4.31%		—	100,000	—	100,000
The 183-1st Public bond	Dec 22, 2016	3.81%		—	50,000	—	50,000
The 183-2nd Public bond	Dec 22, 2021	4.09%		—	90,000	—	90,000
The 183-3rd Public bond	Dec 22, 2031	4.27%		—	160,000	—	160,000
The 184-1st Public bond	Apr 10, 2018	2.74%		—	120,000	—	120,000
The 184-2nd Public bond	Apr 10, 2023	2.95%		—	190,000	—	190,000
The 184-3rd Public bond	Apr 10, 2033	3.17%		—	100,000	—	100,000
The 185-1st Public bond	Sep 16, 2018	3.46%		—	200,000	—	200,000
The 185-2nd Public bond	Sep 16, 2020	3.65%		—	300,000	—	300,000
The 186-1st Public bond	Jun 26, 2017	2.86%		—	—	—	120,000
The 186-2nd Public bond	Jun 26, 2019	3.08%		—	—	—	170,000
The 186-3rd Public bond	Jun 26, 2024	3.42%		—	—	—	110,000

KT Corporation and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2012, 2013 and 2014

(in millions of Korean won and thousands of foreign currencies)			2013		2014
Type	Maturity	Annual interest rates	Foreign currency	Korean won	Foreign currency	Korean won
The 186-4th Public bond	Jun 26, 2034	3.70%	—	—	—	100,000
The 187-1st Public bond	Sep 02, 2017	2.69%	—	—	—	110,000
The 187-2nd Public bond	Sep 02, 2019	2.97%	—	—	—	220,000
The 187-3rd Public bond	Sep 02, 2024	3.31%	—	—	—	170,000
The 187-4th Public bond	Sep 02, 2034	3.55%	—	—	—	100,000
The 32-3rd Public bond	Jan 22, 2015	6.70%	—	30,000	—	30,000
Asset backed short-term bond	—	—	—	10,000	—	—
The 33rd Public bond	Feb 11, 2015	6.45%	—	50,000	—	50,000
The 36-3rd Public bond	Apr 30, 2015	5.65%	—	20,000	—	20,000
The 37-4th Public bond	—	—	—	10,000	—	—
The 38-3rd Public bond	—	—	—	10,000	—	—
The 40-3rd Public bond	Aug 10, 2015	5.95%	—	20,000	—	20,000
The 41-3rd Public bond	—	—	—	10,000	—	—
The 42-2nd Public bond	—	—	—	20,000	—	—
The 42-3rd Public bond	Nov 22, 2015	5.44%	—	10,000	—	10,000
The 43-1st Public bond	—	—	—	40,000	—	—
The 43-2nd Public bond	Jan 28, 2015	5.32%	—	10,000	—	10,000
The 43-3rd Public bond	Jan 28, 2016	5.75%	—	30,000	—	30,000
The 45th Private bond	—	—	—	30,000	—	—
The 46-2nd Public bond	—	—	—	40,000	—	—
The 46-3rd Public bond	May 26, 2015	4.71%	—	20,000	—	20,000
The 46-4th Public bond	May 26, 2016	4.90%	—	20,000	—	20,000
The 47th Public bond	—	—	—	30,000	—	—
The 48th Public bond	Aug 11, 2016	4.71%	—	10,000	—	10,000
The 49th Public bond	—	—	—	20,000	—	—
The 50-2nd Public bond	Sep 21, 2016	4.87%	—	5,000	—	5,000
The 51-1st Public bond	—	—	—	10,000	—	—
The 51-2nd Public bond	Sep 30, 2016	4.92%	—	20,000	—	20,000
The 52-2nd Public bond	—	—	—	10,000	—	—
The 54th Public bond	—	—	—	10,000	—	—
The 55-1st Public bond	—	—	—	40,000	—	—
The 55-2nd Public bond	Nov 16, 2015	4.56%	—	20,000	—	20,000
The 55-3rd Public bond	Nov 16, 2016	4.74%	—	5,000	—	5,000
The 56th Public bond	—	—	—	35,000	—	—
The 57-1st Public bond	—	—	—	50,000	—	—
The 57-2nd Public bond	Jan 05, 2016	4.44%	—	20,000	—	20,000
The 57-3rd Public bond	Jan 05, 2017	4.61%	—	30,000	—	30,000
The 58-1st Public bond	—	—	—	30,000	—	—
The 58-2nd Public bond	Jul 10, 2015	4.37%	—	20,000	—	20,000
The 59-1st Public bond	May 25, 2015	3.78%	—	20,000	—	20,000
The 59-2nd Public bond	May 25, 2016	3.87%	—	20,000	—	20,000
The 59-3rd Public bond	May 25, 2017	4.03%	—	40,000	—	40,000
The 60th Public bond [2]	Jul 13, 2015	CD(91D)+0.39%	—	40,000	—	40,000
The 61st Public bond	Sep 22, 2017	3.65%	—	45,000	—	45,000
The 62-1st Public bond	Aug 27, 2015	3.19%	—	20,000	—	20,000
The 62-2nd Public bond	Oct 11, 2017	3.43%	—	50,000	—	50,000
The 63rd Public bond	Sep 27, 2017	3.44%	—	40,000	—	40,000
The 64-1st Public bond	Oct 29, 2015	3.26%	—	20,000	—	20,000
The 64-2nd Public bond	Dec 21, 2017	3.46%	—	50,000	—	50,000
The 65th Public bond	Mar 22, 2018	3.47%	—	55,000	—	55,000
The 66th Public bond	Apr 02, 2018	3.52%	—	54,000	—	54,000
The 67-1st Public bond	Mar 22, 2017	3.00%	—	30,000	—	30,000

KT Corporation and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2012, 2013 and 2014

(in millions of Korean won and thousands of foreign currencies)			2013		2014
Type	Maturity	Annual interest rates	Foreign currency	Korean won	Foreign currency	Korean won
The 67-2nd Public bond	Mar 22, 2018	3.10%	—	40,000	—	40,000
The 67-3rd Public bond	Mar 22, 2020	3.37%	—	20,000	—	20,000
The 68-1st Public bond	Apr 30, 2016	2.85%	—	40,000	—	40,000
The 68-2nd Public bond	Apr 30, 2017	2.92%	—	10,000	—	10,000
The 69-1st Public bond	—	—	—	20,000	—	—
The 69-2nd Public bond [2]	Jun 27, 2016	CD(91D)+0.43%	—	20,000	—	20,000
The 69-3rd Public bond	Jun 27, 2018	3.81%	—	20,000	—	20,000
The 70-1st Public bond	Oct 28, 2016	3.29%	—	40,000	—	40,000
The 70-2nd Public bond	Oct 28, 2018	3.63%	—	10,000	—	10,000
The 71-1st Public bond	Nov 29, 2016	3.46%	—	10,000	—	10,000
The 71-2nd Public bond	Nov 29, 2020	4.14%	—	30,000	—	30,000
The 72-1st Public bond	Dec 23, 2015	3.18%	—	10,000	—	10,000
The 72-2nd Public bond	Dec 23, 2016	3.41%	—	30,000	—	30,000
The 73-1st Public bond	Mar 17, 2016	2.73%	—	—	—	30,000
The 73-2nd Public bond	Sep 17, 2017	3.16%	—	—	—	20,000
The 74 Public bond	Oct 02, 2017	2.97%	—	—	—	50,000
The 75-1st Public bond	Nov 23, 2015	2.65%	—	—	—	50,000
The 75-2nd Public bond	Nov 21, 2017	2.94%	—	—	—	50,000
Asset backed short-term bond	—	—	—	10,000	—	—
Asset backed short-term bond	—	—	—	10,000	—	—
Asset backed short-term bond	—	—	—	10,000	—	—
Asset backed short-term bond	Feb 27, 2015	2.66%	—	—	—	25,000
Asset backed short-term bond	Jan 13, 2015	2.70%	—	—	—	10,000
Unsecured private convertible bond [3]	Jan 20, 2016	2.00%	—	15,000	—	15,000
Unsecured public bond in won	Jan 24, 2016	3.43%	—	30,000	—	30,000
The 16th unsecured bond	Apr 23, 2015	3.80%	—	80,000	—	80,000
The 1st convertible preferred stock	—	—	—	2,000	—	—
The 2nd convertible preferred stock [3]	Oct 17, 2015	—	—	—	—	2,100
The 2nd unsecured convertible bond [3]	Sep 30, 2018	2.00%	—	179	—	179
The 32-1st Public bond	Nov 20, 2015	3.19%	—	100,000	—	100,000
The 32-2nd Public bond	Nov 20, 2017	3.33%	—	100,000	—	100,000
The 33rd Public bond	Mar 21, 2018	3.26%	—	53,000	—	53,000
The 28-1st Public bond	—	—	—	50,000	—	—
The 28-2nd Public bond	Apr 05, 2016	5.25%	—	65,000	—	65,000
The 29th Public bond	Sep 05, 2016	4.85%	—	45,000	—	45,000
The 30th Public bond	—	—	—	90,000	—	—
The 31-1st Public bond	Jun 15, 2015	3.73%	—	100,000	—	100,000
The 31-2nd Public bond	Jun 15, 2017	3.98%	—	100,000	—	100,000
The 34th Public bond	Mar 21, 2018	3.21%	—	54,000	—	54,000
The 35th Public bond	—	—	—	50,000	—	—
The 36th Public bond	Jun 21, 2018	2.92%	—	50,000	—	50,000
The 37th Public bond	Jun 21, 2018	2.98%	—	50,000	—	50,000
The 38-1st Public bond	Nov 20, 2015	3.13%	—	40,000	—	40,000

KT Corporation and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2012, 2013 and 2014

(in millions of Korean won and thousands of foreign currencies)			2013			2014
Type	Maturity	Annual interest rates	Foreign currency	Korean won		Foreign currency	Korean won
The 38-2nd Public bond	Nov 20, 2016	3.39%	—		60,000	—		60,000
The 39-1st Public bond	Aug 28, 2017	3.05%	—		—	—		150,000
The 39-2nd Public bond	Aug 28, 2019	3.41%	—		—	—		50,000
The 40-1st Public bond	Oct 31, 2017	2.62%	—		—	—		50,000
The 40-2nd Public bond	Oct 31, 2019	2.94%	—		—	—		50,000
The 8th unsecured convertible bond	—	—	—		19,052	—		—
The 27th Public bond	—	—	—		5,000	—		—

					10,011,994			10,532,441
Less: Current portion					(2,185,017)			(1,597,732)
Discount on bonds					(22,350)			(28,258)
Conversion right adjustment					3,566			1,483
Add: Premium on bonds redemption					(3,987)			12

				￦	7,804,206		￦	8,907,946

[1]

As of December 31, 2014, the Controlling Company has outstanding notes in the amount of USD 700 million with fixed interest rates under Medium Term Note Program (“MTNP”) registered in the Singapore Stock Exchange, which allowed issuance of notes of up to USD 2,000 million. However, the MTN Program has been suspended since 2007.

[2]	Libor (3M) and CD (91D) are approximately 0.255 % and 2.130%, respectively, as of December 31, 2014.

[3]	At the end of the reporting period, the terms and conditions of the convertible bonds are as follows:

	Issuers
Type	KT Telecop Co., Ltd.		GREEN CAR Co., Ltd (formerly GREEN POINT)		Enswers Inc.
Issue date		Jan 20, 2011		Oct 1, 2013		Apr 18, 2014
Issue price	￦	15,000 million	￦	179 million	￦	2,100 million
Coupon rate		2.00%		2.00%		—
Guaranteed margin ratio		4.00%		Compound annual 5.00%		8.00%
Conversion period		From one year after the issue date to bond maturity		From the day succeeding the issue date till bond maturity		From the day succeeding the issue date till bond maturity
Conversion price	￦	26,000	￦	27,952		a) If qualified financing is obtained: 75% of stock price b) If qualified financing is not obtained :
					￦	1,191,200

KT Corporation and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2012, 2013 and 2014

Short-term borrowings

(in millions of Korean won and thousands of foreign currencies)			2013			2014
Financial institution	Type	Annual interest rates	Foreign Currency	Korean won		Foreign Currency		Korean Won
Shinhan Bank	Commercial papers	2.21%~3.05%	—	￦	40,000		—	￦	140,000
	Commercial papers	7.79%	—		—	VND	32,000,000		1,667
	Commercial papers [1]	LIBOR(3M)+2.36%	—		—	USD	2,000		2,198
	General loan	3.93%~5.18%	—		81,200		—		101,200
	Credit loan	4.31%~5.50%	—		12,000		—		12,383
	Usance [1]	3.35% /Financial bonds(6M) +1.27%	—		5,000		—		19,000
	Facility loans	3.24%	—		—		—		40,000
Standard Chartered Bank	Secured loans	4.34%	—		—		—		10,000
Samsung Securities	Commercial papers	2.21%	—		15,000		—		50,000
Korea Investment & Securities Co., Ltd.	Commercial papers	2.21%~2.39%	—		—		—		230,000
Woori Bank	Commercial papers	7.79%	—		—	VND	61,756,000		3,218
	General loans	4.88%~6.50%	—		500		—		1,246
	Usance	—	—		9,000		—		—
Korea Exchange Bank	Commercial papers	3.39%~4.59%	—		30,000		—		50,000
	Credit loans	5.23%	—		—		—		4,000
	Revolving loan	3.65%	—		—		—		2,000
Kookmin Bank	General loans	3.39%~4.59%	—		1,500		—		3,500
	Facility loans	3.53%	—		—		—		50,000
	Credit loans	5.18%	—		—		—		1,000
	Commercial papers	—	—		10,494		—		25,000
Hanyang Securities	Commercial papers	—	—		50,000		—		—
SK Securities	Commercial papers	—	—		10,000		—		—
Citibank	Usance [1]	3.35%(fixed rate) /(91D) + 1.2%(variable rate)	—		10,000		—		11,000
Korea Development Bank	Credit loans	4.86%	—		—		—		10,000
	Usance [1]	2.66%~3.41% /Industrial financial debentures(1Y) + 1.28%	—		7,000		—		80,000
IBK Bank	Credit loans	6.15%	—		8,000		—		6,000
NH Investment & Securities	Commercial papers	2.98%	—		10,000		—		25,000
HYUNDAI Securities	Commercial papers	3.09%	—		100,000		—		30,000
Dongbu Securities	Commercial papers	—	—		95,000		—		—
Woori Investment & Securities	Commercial papers	3.60%	—		30,000		—		10,000
Korea Money Brokerage Corporation	Commercial papers	—	—		20,000		—		—
Meritz Securities	Commercial papers	—	—		30,000		—		—
KTB Investment & Securities	Commercial papers	2.21%	—		—		—		70,000
Hana Daetoo Securities Co., Ltd.	Commercial papers	4.88%	—		—		—		5,000
NongHyup Bank	Facility loans	3.49%	—		—		—		50,000
Shinyoung Securities Co., Ltd.	Commercial papers	2.70%~3.50%	—		—		—		55,000
UFJ Bank	LC	1.48%	—		—	JPY	194,236		1,943
Others	General loans	—	—		60,000		—		—

Total				￦	634,694			￦	1,100,355

1	Interest rates of LIBOR(3M), CD(91D), Bonds issued by Korea Development Bank(1Y) and Bond issued by banks(6M, AAA) are approximately 0.255%, 2.130%, 2.142%, and 2.131%, respectively, as of December 31, 2014.

KT Corporation and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2012, 2013 and 2014

Long-term borrowings

(in millions of Korean won and thousands of foreign currencies)			2013			2014
Financial institution	Type	Annual interest rates	Foreign currency	Korean won		Foreign currency	Korean won
Kookmin Bank	Facility loans	—	—	￦	60,000	—	￦	—
Shinhan Bank	Informatization promotion funds [1]	3.19%	—		6,048	—		1,539
	General loans	3.95%~5.70%	—		20,000	—		21,000
	Facility loans	2.22%~5.23%	—		42,331	—		100,320
Export-Import Bank of Korea	Inter-Korean Cooperation Fund [1]	2.00%	—		6,415	—		5,922
Korea Exchange Bank	General loans	—	USD 2,200		2,322	—		—
	General loans	3.94%~4.18%	—		25,210	—		25,210
National Federation of Fisheries Cooperatives	General loans	4.63%	—		50,000	—		50,000
NH Bank	General loans	3.99%~6.00%	—		60,000	—		58,000
	Facility loans	2.00%~4.68%	—		135,000	—		183
Korea Development Bank	General loans	3.56%~4.91%	—		3,750	—		20,000
	Facility loans	3.13%~4.49%	—		20,000	—		170,000
Industrial Bank of Korea	Facility loans	2.22%~2.61%	—		833	—		167
Samsung Securities	Commercial papers	2.78%~3.08%	—		100,000	—		100,000
HYUNDAI Securities	Commercial papers	2.81%~3.08%	—		179,945	—		160,000
IBK Securities	Commercial papers	2.78%	—		50,000	—		50,000
Shinhan Invest corp	Commercial papers	2.93%	—		39,963	—		40,000
NH INVESTMENT & SECURITIES CO., LTD.	Commercial papers	3.17%	—		—	—		300,000
The Jeonbuk Bank Ltd.	General loans [2]	Financial Bond (12M)+1.17%	—		—	—		20,000
	Facility loans	3.55%	—		—	—		30,000
Others	Redeemable convertible preferred stock [3]	—	—		53,736	—		56,768
	Other	5.00%	—		4,423	—		243

	Total				859,976			1,209,352
Less: Current portion					(200,997)			(257,557)

	Net			￦	658,979		￦	951,795

1	The above Informatization Promotion Funds are repayable in installments over three years after a two-year grace period, while Inter-Korean Cooperation Fund is repayable in installments over 20 years after a seven-year grace period.

2	Interest rate of Bond issued by banks(12M) is approximately 2.142% as of December 31, 2014.

KT Corporation and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2012, 2013 and 2014

3	As of the end of the reporting period, the terms and conditions of the redeemable convertible preferred stocks are as follows:

Issuers
	Enswers Inc.			SkylifeTV Co., Ltd. (formerly Korea HD Broadcasting Corp.)	KT Telecop Co., Ltd.
Type	The A Redeemable convertible preferred stock	The B Redeemable convertible preferred stock	The C Redeemable convertible preferred stock	Redeemable convertible preferred stock	Redeemable convertible preferred stock
Issue date	2008.08.14	2009.11.24	2011.11.30	2010.12.21	2011.1.20
Issue price	￦1,598 millions	￦500 millions	￦10,001 millions	￦950 millions	￦35,000 millions
Issue price (per share)	￦272,000	￦408,400	￦893,400	￦500	￦26,000
Number of share issued	5,875	1,225	11,194	1,900,000	1,346,154
Conversion price (per share)	￦272,000	￦408,400	￦893,400	￦500	￦26,000
Exercisable date of conversion rights	From the issue date to Aug 14, 2018	From the issue date to Nov 24, 2019	From the issue date to Nov 30, 2021	—	From one year after the issue date until excercised date
Redemption price	Issue price + 5% compound annual interest	Issue price + 5% compound annual interest	Issue price + 5% compound annual interest	Issue price + 1% compound annual interest	Issue price of preferred stock not converted + 5% compound annual interest less dividends received
Exercisable date of redemption Rights	From three years after the issue date to Aug 14, 2018	From three years after the issue date to Nov 24, 2019	From three years after the issue date to Nov 30, 2021	From two years after the issue date to excercised date	From five years (Jan 20, 2016) after the issue date up to 3 months

Repayment schedule of the Company’s bonds payable and borrowings including the portion of current liabilities as of December 31, 2014, is as follows:

	Bonds						Borrowings						Total
(in millions of Korean won)	In local currency		In foreign currency		Sub-total		In local currency		In foreign currency		Sub-total
2015	￦	1,112,045	￦	485,687	￦	1,597,732	￦	1,348,886	￦	9,026	￦	1,357,912	￦	2,955,644
2016		1,621,950		387,305		2,009,255		354,576		—		354,576		2,363,831
2017		1,219,900		1,099,200		2,319,100		290,493		—		290,493		2,609,593
2018		1,156,000		392,330		1,548,330		5,723		—		5,723		1,554,053
Thereafter		2,563,384		494,640		3,058,024		301,003		—		301,003		3,359,027

Total	￦	7,673,279	￦	2,859,162	￦	10,532,441	￦	2,300,681	￦	9,026	￦	2,309,707	￦	12,842,148

KT Corporation and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2012, 2013 and 2014

Book value and fair value of the Company’s bonds payable and borrowings as of December 31, 2013 and 2014, are as follows:

	2013				2014
(in millions of Korean won) Type	Book Value		Fair Value		Book Value		Fair Value
Bonds payable	￦	9,989,223	￦	10,066,124	￦	10,505,678	￦	10,537,442
Long-term borrowings (Including current borrowings)		859,976		798,827		1,209,352		1,183,645
Short-term borrowings		634,694		634,694		1,100,355		1,100,355

Total	￦	11,483,893	￦	11,499,645	￦	12,815,385	￦	12,821,442

The fair values of bonds payable and long-term borrowings are calculated by discounting the expected future cash flows at weighted average borrowing rate. The weighted average borrowing rate is approximately 3.36% ~ 4.28% as of December 31, 2014 (2013: 4.53%).

17.    Provisions

The changes in provisions for the years ended December 31, 2013 and 2014, are as follows:

	2013
(in millions of Korean won)	Litigation		Asset retirement obligation		Other		Total
Balance at 2013.1.1	￦	49,083	￦	109,598	￦	196,850	￦	355,531
Increase (Transfer)		4,440		1,936		59,462		65,838
Usage		(714)		(1,966)		(143,911)		(146,591)
Reversal		(1,897)		(5,251)		(20,276)		(27,424)
Changes in scope of consolidation		—		962		—		962

Balance at 2013.12.31	￦	50,912	￦	105,279	￦	92,125	￦	248,316

Current portion		35,507		46		79,202		114,755
Non-current portion		15,405		105,233		12,923		133,561

	2014
(in millions of Korean won)	Litigation		Asset retirement obligation		Other		Total
Balance at 2014.1.1	￦	50,912	￦	105,279	￦	92,125	￦	248,316
Increase (Transfer)		4,574		5,515		61,342		71,431
Usage		(11,988)		(4,022)		(43,285)		(59,295)
Reversal		(23,259)		(9,549)		(9,963)		(42,771)
Changes in scope of consolidation		—		899		(711)		188

Balance at 2014.12.31	￦	20,239	￦	98,122	￦	99,508	￦	217,869

Current portion		20,239		718		90,482		111,439
Non-current portion		—		97,404		9,026		106,430

18.    Net Defined Benefit Liabilities

The amounts recognized in the statements of financial position are determined as follows:

(in millions of Korean won)	2013		2014
Present value of defined benefit obligations	￦	1,636,593	￦	1,460,957
Fair value of plan assets		(1,050,510)		(867,119)

Liabilities	￦	586,083	￦	593,838

KT Corporation and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2012, 2013 and 2014

The changes in the defined benefit obligations for the years ended December 31, 2013 and 2014, are as follows:

(in millions of Korean won)	2013		2014
Beginning	￦	1,724,246	￦	1,636,593
Current service cost		210,466		184,870
Interest expense		57,891		48,863
Benefit paid		(97,956)		(131,796)
Losses on settlements of plan		2,171		666,299
Changes due to settlements of plan [1]		(188,512)		(1,321,683)
Remeasurements:
Actuarial gains and losses arising from changes in demographic assumptions		81,616		27,745
Actuarial gains and losses arising from changes in financial assumptions		(144,111)		204,847
Actuarial gains and losses arising from experience adjustments		(9,521)		73,819
Changes in scope of Consolidation		303		71,400

Ending	￦	1,636,593	￦	1,460,957

1	The payment of the benefits for voluntary retirement amounts to ￦1,215,407 million in 2014.

Changes in the fair value of plan assets for the years ended December 31, 2013 and 2014, are as follows:

(in millions of Korean won)	2013		2014
Beginning	￦	1,175,003	￦	1,050,510
Interest income		42,964		30,966
Remeasurements:
Return on plan assets (excluding amounts included in interest income)		2,612		(5,775)
Benefits paid		(57,866)		(61,085)
Changes due to settlements of plan [1]		(138,220)		(381,501)
Employer contributions		26,161		182,904
Changes in scope of consolidation		(144)		51,100

Ending	￦	1,050,510	￦	867,119

1	The payment from the plan assets for voluntary retirement amounts to ￦307,268 million in 2014.

Amounts recognized in the statement of income for the years ended December 31, 2012, 2013 and 2014, are as follows:

(in millions of Korean won)	2012		2013		2014
Current service cost	￦	206,389	￦	210,466	￦	184,870
Net Interest cost		16,369		14,927		17,897
Losses on settlements		(3,630)		2,171		666,299
Transfer out		(8,763)		(10,502)		(6,173)

Total expenses	￦	210,365	￦	217,062	￦	862,893

Principal actuarial assumptions used are as follows:

	2012.12.31	2013.12.31	2014.12.31
Discount rate	3.13% ~ 4.10%	3.10% ~ 4.05%	2.37% ~ 3.80%
Future salary increase	3.00% ~ 8.10%	2.10% ~ 8.44%	2.00% ~ 8.10%

KT Corporation and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2012, 2013 and 2014

As of December 31, 2014, total amounts of the plan assets are invested in principal and interest guaranteed financial instruments.

The sensitivity of the defined benefit obligations as of December 31, 2014, to changes in the weighted principal assumptions is:

	Effect on defined benefit obligation
(in percentage, in millions of Korean won)	Changes in principal assumption	Increase in principal assumption		Decrease in principal assumption
Discount rate	0.5% point	￦	(67,774)	￦	71,340
Salary growth rate	0.5% point		68,691		(65,861)

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

The Company annually reviews funding levels of plan assets and has plan asset policies that require maintaining the funding level of the Company equal to or more than the level required under the Employee Retirement Benefit Security Act. Expected contributions to post-employment benefit plans for the year ending December 31, 2015, are ￦274,410 million.

Expected maturity analysis of undiscounted pension benefits as of December 31, 2014, is as follows:

(in millions of Korean won)	Less than 1 year		Between 1 and 2 years		Between 2 and 5 years		Over 5 years		Total
Pension benefits	￦	125,308	￦	96,948	￦	366,005	￦	4,122,574	￦	4,710,835

The weighted average duration of the defined benefit obligations is 8.9 years.

19.    Defined Contribution Plan

Recognized expense related to the defined contribution plan for the year ended December 31, 2014, is ￦25,423 million (2012: ￦1,703 million, 2013: ￦23,857 million).

KT Corporation and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2012, 2013 and 2014

20.    Commitments and Contingencies

As of December 31, 2014, major commitments with local financial institutions are as follows:

(in millions of Korean won and thousands of foreign currencies)	Financial institution	Currency	Limit	Used amount
Bank overdraft	Kookmin Bank and others	KRW	1,492,903	5,903
Commercial papers Factoring	Korea Exchange Bank and others	KRW	1,015,000	835,000
Collateralized loan on accounts receivable-trade	Kookmin Bank and others	KRW	746,000	112,221
FX forward trading commitment	Shinhan Bank	USD	11,500	—
Plus electronic notes Payable	Industrial Bank of Korea	KRW	50,000	1,995
Loan on information and communications fund	Shinhan Bank	KRW	1,539	1,539
Loans for working capital	Industrial Bank of Korea and others	KRW	674,000	219,000
Comprehensive credit line	Korea Exchange Bank	KRW	15,000	11,687
Green energy factoring	Shinhan Bank	KRW	279	279
Facility loans	Korea Development Bank and others	KRW	390,000	348,167
Comprehensive credit line	Shinhan Bank	KRW	50,000	20,000
Credit line for call loan	Yuanta Securities Korea Co., Ltd.	KRW	120,000	—
Total		KRW	4,554,721	1,555,791
		USD	11,500	—

As of December 31, 2014, guarantees received from financial institutions are as follows:

(in millions of Korean won and thousands of foreign currencies)	Financial institution	Currency		Limit
Performance guarantee	Seoul Guarantee Insurance and others	KRW		85,291
		USD		5,393
		DZD	[1]	25,863
Guarantee for import letters of credit	Kookmin Bank and others	USD		73,980
Guarantee for payment in foreign currency	Korea Exchange Bank and others	PLN	[2]	23,000
		USD		43,573
Guarantee for payment in local currency	Woori Bank and others	KRW		12,338
Comprehensive guarantee for payment in foreign currency	Kookmin Bank	KRW		16,488
Warranty guarantee	Seoul Guarantee Insurance	KRW		948
Guarantee for advances received	Export-Import Bank of Korea	DZD	[1]	77,589
		USD		2,925
Guarantees for accounts receivable from the handset sales	Seoul Guarantee Insurance	KRW		674,768
Bid guarantee	Korea Software Financial Cooperative	KRW		23,214
Performance guarantee /Warranty guarantee	Korea Software Financial Cooperative	KRW		207,681
Prepayment and other guarantee	Korea Software Financial Cooperative and others	KRW		55,486
Guarantees for licensing	Seoul Guarantee Insurance	KRW		11,666
Guarantees for deposits	Seoul Guarantee Insurance	KRW		4,302
		KRW		1,092,182
	Total	USD		125,871
		DZD	(1)	103,452
		PLN	(2)	23,000

1	Algerian Dinar.

2	Polish Zloty.

KT Corporation and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2012, 2013 and 2014

Details of collaterals that KT Capital Co., Ltd., a subsidiary, is provided with by third parties as of December 31, 2014, are as follows:

(In millions of Korean won)	Details	Amounts
Credits and others	Movables, real-estate, and other	￦	863,176

As of December 31, 2014, guarantees provided by the Company for a third party, are as follows:

(in millions of Korean won)	Creditor	Limit		Used amount		Period
Individuals with the right of ownership of Gyeryeong Rishivill II Apartment	Shinhan Bank	￦	50,000	￦	23,375	Jun 10, 2014 ~ May 31, 2016

As of December 31, 2014, based on the investors’ agreement, the Company has an obligation to provide funding to Smart Channel Co., Ltd. if Smart Channel Co, Ltd. is unable to fulfill its obligation. The Company pledged investment securities in Smart Channel Co., Ltd. as collateral (Note 14). Furthermore, the Company provided allowance for doubtful receivables of ￦49,362 million against other receivables from Smart Channel Co., Ltd.

The Controlling Company is jointly and severally obligated with KT Sat Co., Ltd. to pay KT Sat Co., Ltd.’s liabilities prior to spin-off. As of December 31, 2014, the Company and KT Sat Co., Ltd. are jointly and severally liable for reimbursement of ￦7,801 million.

For the year ended December 31, 2014, the Company made agreements with the Securitization Specialty Companies Olleh KT Thirteenth to Eighteenth Securitization Specialty Co., Ltd. (2013: Olleh KT Seventh to Twelfth Securitization Specialty Co., Ltd.), and disposed of part of its trade receivables related to handset sales(in 2014 : ￦2,133,546 million, in 2013 : ￦2,684,017 million). Loss on the disposal of trade receivables ￦16,373 million (2013 : ￦7,673 million) was recognized. The Company also made asset management agreements with each securitization specialty company and will receive the related management fees.

As of December 31, 2014, the Company is a defendant in 225 lawsuits, with an aggregate claim amount of ￦230,006 million (2013: ￦159,434 million). As of December 31, 2014, litigation provisions of ￦20,239 million for various pending lawsuits and unasserted claims are recorded as liabilities for potential loss in the ordinary course of business. The Company cannot yet predict the final outcomes of the cases because these matters involve significant uncertainties related to the legal theory or the nature of the claims as well as the complexity of the facts.

On March 6, 2014, the website of the Controlling Company was accessed by hackers and personal information of the customers was stolen. There are lawsuits against the Controlling Company over this breach seeking damages of approximately ￦6,661 million. The resolution of the lawsuit cannot yet be reasonably predicted because it involves significant uncertainties at early stages. Also, there may be more lawsuits filed against the Company in the future. However, the size and result of any potential lawsuits cannot yet be reasonably predicted because it is not sure yet whether the customers whose personal information was stolen would litigate or not.

According to the financial and other covenants included in certain bonds and borrowings, the Company is required to maintain certain financial ratios such as debt to equity ratio, use the funds for the designated purpose and report to the creditors periodically. The covenant also contains restriction on provision of additional collaterals and disposal of certain assets. As of December 31, 2014, the Company is in compliance with the related covenants.

KT Corporation and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2012, 2013 and 2014

Asia Broadcast Satellite Holdings Ltd(ABS), sued the Controlling Company and its subsidiary KT Sat at The International Court of Arbitration of the International Chamber of Commerce on December 31, 2014, on the ownership and compensation of damages due to the sales contract of the satellite KOREASAT. In addition, ABS sued the Controlling Company and its subsidiary KT Sat at the International Centre for Dispute Resolution of the American Arbitration Association on December 24, 2013, on the compensation of damages of the breach of entrustment contract. Currently, the mediator selection process for the Controlling Company, KT Sat and ABS is complete, and the process of arbitration is in progress. The final outcome of this arbitration cannot yet be predicted.

21.    Lease

The Company’s non-cancellable lease arrangements are as follows:

The Company as the Lessee

Finance Lease

Details of finance lease assets as of December 31, 2013 and 2014 are as follows:

(in millions of Korean won)	2013		2014
Acquisition costs	￦	99,702	￦	94,247
Accumulated depreciation		(27,980)		(39,032)

Net balance	￦	71,722	￦	55,215

As of December 31, 2014, the Company recognizes financial lease assets as other property and equipment. The related depreciation amounted to ￦19,560 million (2013: ￦11,483 million) for the year ended December 31, 2014.

Details of future minimum lease payments as of December 31, 2013 and 2014 under finance lease contracts are summarized below:

(in millions of Korean won)	2013		2014
Total amount of minimum lease payments
Within one year	￦	22,498	￦	22,516
From one year to five years		52,877		37,382

Total	￦	75,375	￦	59,898

Unrealized interest expense		7,166		4,891

Net amount of minimum lease payments
Within one year		19,486		20,155
From one year to five years		48,723		34,852

Total	￦	68,209	￦	55,007

KT Corporation and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2012, 2013 and 2014

Operating Lease

Details of future minimum lease payments as of December 31, 2013 and 2014, under operating lease contracts are summarized below:

(in millions of Korean won)	2013		2014
Within one year	￦	78,245	￦	77,727
From one year to five years		308,292		312,305
Thereafter		246,632		165,799

Total	￦	633,169	￦	555,831

Operating lease expenses incurred for the years ended December 31, 2012, 2013 and 2014 amounted to ￦61,201 million, ￦77,657 million, and ￦79,359 million, respectively.

The Company as the Lessor

Finance Lease

Details of finance lease assets as of December 31, 2013, are as follows:

(in millions of Korean won)	Minimum lease payments		Gross investment in the lease		Unaccrued interest		Net investment in the lease
Within one year	￦	337,804	￦	337,804	￦	(38,779)	￦	299,025
From one year to five years		454,542		454,542		(32,922)		421,620
Thereafter		10,395		10,395		(913)		9,482

Total	￦	802,741	￦	802,741	￦	(72,614)	￦	730,127

Details of finance lease assets as of December 31, 2014, are as follows:

(in millions of Korean won)	Minimum lease payments		Gross investment in the lease		Unaccrued interest		Net investment in the lease
Within one year	￦	286,570	￦	286,570	￦	(20,794)	￦	265,776
From one year to five years		363,277		363,277		(24,116)		339,161
Thereafter		874		874		(65)		809

Total	￦	650,721	￦	650,721	￦	(44,975)	￦	605,746

Details of bad debts allowance for finance lease receivables as of December 31, 2013 and 2014, are as follows:

(in millions of Korean won)	2013		2014
Within one year	￦	4,817	￦	6,794
From one year to five years		15,245		14,412
Thereafter		128		127

Total	￦	20,190	￦	21,333

KT Corporation and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2012, 2013 and 2014

Operating Lease

Details of operating lease assets as of December 31, 2013 and 2014, are as follows:

(in millions of Korean won)	2013		2014
Acquisition costs	￦	2,073,592	￦	2,698,249
Accumulated depreciation		(606,148)		(754,531)

Net balance	￦	1,467,444	￦	1,943,718

Details of future minimum lease payments as of December 31, 2013 and 2014, under operating lease contracts are summarized below:

(in millions of Korean won)	2013		2014
Within one year	￦	203,014	￦	547,194
From one year to five years		687,162		673,117

Total	￦	890,176	￦	1,220,311

22.    Capital Stock

As of December 31, 2013 and 2014, the Company’s number of authorized shares is one billion.

	2013					2014
	Number of outstanding shares	Par value per share (Korean won)		Common stock (in millions of Korean won)		Number of outstanding shares	Par value per share (Korean won)		Common stock (in millions of Korean won)
Common stock [1]	261,111,808	￦	5,000	￦	1,564,499	261,111,808	￦	5,000	￦	1,564,499

1	The Company retired 51,787,959 treasury shares against retained earnings. Therefore, the common stock amount differs from the amount resulting from multiplying the number of shares issued by ￦5,000 par value per share of common stock.

23.    Retained Earnings

Details of retained earnings as of December 31, 2013 and 2014, are as follows:

(in millions of Korean won)	2013		2014
Legal reserve [1]	￦	782,249	￦	782,249
Voluntary reserves [2]		4,911,362		4,911,362
Unappropriated retained earnings		4,325,778		2,874,788

Total	￦	10,019,389	￦	8,568,399

1	The Commercial Code of the Republic of Korea requires the Company to appropriate, as a legal reserve, an amount equal to a minimum of 10% of cash dividends paid until such reserve equals 50% of its issued capital stock. The reserve is not available for the payment of cash dividends, but may be transferred to capital stock with the approval of the Company’s Board of Directors or used to reduce accumulated deficit, if any, with the ratification of the Company’s majority shareholders.

2	The provision of research and development of human is separately accumulated with tax reserve fund during earned surplus disposal by Tax Reduction and Exemption Control Act of Korea. Reversal of this provision can be paid out as dividends according to related tax law.

KT Corporation and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2012, 2013 and 2014

24.    Accumulated Other Comprehensive Income and Other Components of Equity

As of December 31, 2013 and 2014, the details of the Controlling Company’s accumulated other comprehensive income are as follows:

(in millions of Korean won)	2013		2014
Investments in associates and joint ventures	￦	(12,681)	￦	(8,955)
Loss on derivatives		(9,337)		(37,158)
Available-for-sale		55,836		76,725
Foreign currency translation adjustment		(9,280)		(4,822)

Total	￦	24,538	￦	25,790

Changes in accumulated other comprehensive income for the years ended December 31, 2013 and 2014, are as follows:

	2013
(in millions of Korean won)	Beginning		Increase / decrease		Reclassification as gain or loss		Ending
Investments in associates and joint ventures	￦	(15,251)	￦	2,570	￦	—	￦	(12,681)
Gain or loss on derivatives		(4,626)		(71,778)		67,067		(9,337)
Available-for-sale		23,738		25,814		6,284		55,836
Foreign currency translation adjustment		(2,536)		(6,744)		—		(9,280)

Total	￦	1,325	￦	(50,138)	￦	73,351	￦	24,538

	2014
(in millions of Korean won)	Beginning		Increase / decrease		Reclassification as gain or loss		Ending
Investments in associates and joint ventures	￦	(12,681)	￦	3,726	￦	—	￦	(8,955)
Gain or loss on derivatives		(9,337)		16,974		(44,795)		(37,158)
Available-for-sale		55,836		20,889		—		76,725
Foreign currency translation adjustment		(9,280)		4,458		—		(4,822)

Total	￦	24,538	￦	46,047	￦	(44,795)	￦	25,790

As of December 31, 2013 and 2014, the Company’s other components of equity are as follows:

(in millions of Korean won)	2013		2014
Treasury stock [1]	￦	(922,175)	￦	(866,316)
Loss on disposal of treasury stock [2]		(2,170)		(21,847)
Share-based payments		(9,609)		3,627
Others [3]		(386,989)		(376,173)

Total	￦	(1,320,943)	￦	(1,260,709)

1	During the current period, the Company disposed of 1,059,060 shares (2013: 167,842 shares) of treasury stock

2	The amounts directly reflected in equity is ￦9 million (2013: ￦693 million) as of December 31, 2014.

3	Profit and loss incurred from transactions with non-controlling interest and investment difference incurred from change in proportion of subsidiaries are included.

KT Corporation and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2012, 2013 and 2014

As of December 31, 2013 and 2014, the details of treasury stock are as follows:

	2013		2014
Number of shares		17,308,160		16,249,100
Amounts (In millions of Korean won)	￦	922,175	￦	866,316

Treasury stock is expected to be used for the stock compensation for the Company’s directors and employees and other purposes.

25.    Share-Based Payments

The details of share-based payments as of December 31, 2014, are as follows:

8th
Grant date	2014.04.24
Grantee	CEO, inside directors, outside directors, executives
Vesting conditions	Service condition: 1 year Non-market performance condition: achievement of performance
Fair value per option (in Korean won)	￦32,500
Total compensation costs (in Korean won)	￦3,627 million
Estimated exercise date (exercise date)	During 2015
Valuation method	Fair value method

The changes in the number of stock options and the weighted-average exercise price, as of December 31, 2013 and 2014, are as follows:

	2013
	Beginning	Granted	Expired	Forfeited	Exercised [1]	Ending	Number of shares exercisable
6th grant	255,110	—	154,137	—	100,973	—	—
7th grant	—	288,459	—	6,231	—	282,228	—

Total	255,110	288,459	154,137	6,231	100,973	282,228	—

	2014
	Beginning	Granted	Expired	Forfeited	Exercised [1]	Ending	Number of shares exercisable
7th grant	282,228	—	278,175	—	4,053	—	—
8th grant	—	251,833	—	—	—	251,833	—

Total	282,228	251,833	278,175	—	4,053	251,833	—

1	The weighted average price of common stock at the time of exercise during 2014 was ￦32,500 (2013: ￦40,300).

KT Corporation and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2012, 2013 and 2014

26.     Operating Revenues

Operating revenues for the years ended December 31, 2012, 2013 and 2014, are as follows:

(in millions of Korean won)	2012		2013		2014
Sales of services	￦	19,266,545	￦	19,663,014	￦	19,991,656
Sale of goods		4,589,830		4,065,659		3,477,631
Others [1,2,3]		787,397		329,208		258,091

Operating revenues	￦	24,643,772	￦	24,057,881	￦	23,727,378

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

3	Off-plan sales amounting to ￦45,010 million, which should have been recorded as a deduction of operating revenue in 2012, was recorded as a deduction of operating revenue in 2013.

27.     Operating Expenses

Operating expenses for the years ended December 31, 2012, 2013 and 2014, are as follows:

(in millions of Korean won)	2012		2013 [2]		2014
Salaries and wages	￦	3,096,766	￦	3,288,942	￦	3,999,952
Depreciation		2,894,400		3,107,792		3,186,775
Amortization of intangible assets		379,678		458,382		588,579
Commissions [1]		3,655,057		3,575,488		4,022,427
Interconnection charges		901,314		885,479		797,329
International interconnection fee		309,955		265,467		238,404
Purchase of inventories		4,851,295		3,565,948		3,402,529
Changes of inventories		(259,078)		320,971		220,791
Service Cost		1,264,218		1,834,425		1,544,806
Utilities		271,277		309,497		313,760
Taxes and Dues		299,567		257,931		241,696
Rent		371,030		432,543		429,644
Insurance premium		243,666		313,056		274,517
Installation fee		291,057		260,498		317,684
Advertising expenses		150,399		161,013		159,645
Research and development expenses		153,171		171,461		192,022
Card service cost		2,771,383		2,702,653		2,883,060
Others		1,318,518		1,822,951		1,576,161

Total	￦	22,963,673	￦	23,734,497	￦	24,389,781

1	The sales commission is included in commissions

2	￦32,835 million of Operating expenses related to off-plan sales, which should have been recorded as a deduction of operating expenses in 2012, was recorded as a deduction of operating expenses in 2013.

KT Corporation and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2012, 2013 and 2014

Details of salaries and wages for the years ended December 31, 2012, 2013 and 2014, are as follows:

(in millions of Korean won)	2012		2013		2014
Short-term employee benefits	￦	2,885,024	￦	3,031,435	￦	2,703,266
Post-employment benefits (Defined benefit plan)		210,365		217,062		862,893
Post-employment benefits (Defined contribution plan)		1,703		23,857		25,423
Post-employment benefits (Others)		25,762		12,506		404,743
Share-based payment		3,912		4,082		3,627

Total	￦	3,096,766	￦	3,288,942	￦	3,999,952

28.     Financial Income and Expenses

Details of financial income for the years ended December 31, 2012, 2013 and 2014 are as follows:

(in millions of Korean won)	2012		2013		2014
Interest income	￦	203,214	￦	108,794	￦	80,840
Gain on foreign currency transactions		20,159		37,371		37,246
Gain on foreign currency translation		266,623		106,135		34,871
Gain on settlement of derivatives		2,824		13,878		2,134
Gain on valuation of derivatives		118		627		93,235
Others		5,719		12,544		6,574

Total	￦	498,657	￦	279,349	￦	254,900

Details of financial expenses for the years ended December 31, 2012, 2013 and 2014 are as follows:

(in millions of Korean won)	2012		2013		2014
Interest expenses	￦	472,917	￦	450,302	￦	501,052
Loss on foreign currency transactions		17,974		31,611		26,076
Loss on foreign currency translation		7,249		6,518		126,233
Loss on settlement of derivatives		7,804		16,384		35,240
Loss on valuation of derivatives		241,358		105,691		25,357
Loss on disposal of trade receivables		15,809		8,009		16,464
Impairment loss on available-for-sale financial assets		3,401		5,052		70,022
Others		15,481		23,933		17,999

Total	￦	781,993	￦	647,500	￦	818,443

KT Corporation and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2012, 2013 and 2014

29.    Deferred Income Tax and Income Tax Expense

The analyses of deferred tax assets and deferred tax liabilities as of December 31, 2013 and 2014, are as follows:

(in millions of Korean won)	2013		2014
Deferred tax assets
Deferred tax assets to be recovered within 12 months	￦	396,831	￦	273,120
Deferred tax assets to be recovered after more than 12 months		979,277		1,416,347

		1,376,108		1,689,467

Deferred tax liabilities
Deferred tax liability to be recovered within 12 months		(1,015)		(1,058)
Deferred tax liability to be recovered after more than 12 months		(837,614)		(753,581)

		(838,629)		(754,639)

Deferred tax assets after offset	￦	706,977	￦	1,078,792
Deferred tax liabilities after offset	￦	169,498	￦	143,964

The gross movements on the deferred income tax account for the years ended December 31, 2013 and 2014, are calculated as follows:

(in millions of Korean won)	2013		2014
Beginning	￦	473,475	￦	537,479
Charged (credited) to the income statement		98,680		317,115
Charged (credited) to other comprehensive income		(34,676)		75,104
Changes in scope of consolidation		—		5,130

Ending	￦	537,479	￦	934,828

KT Corporation and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2012, 2013 and 2014

The movement in deferred income tax assets and liabilities during the year, without taking into consideration the offsetting of balances within the same tax jurisdiction, is as follows:

(in millions of Korean won)	2013
	Beginning		Income statement		Other comprehensive income		Ending
Deferred tax liabilities
Derivative financial assets	￦	(297)	￦	(116)	￦	—	￦	(413)
Available-for-sale financial assets		(10,669)		(5,198)		(17,985)		(33,852)
Investment in joint venture and associates		(1,652)		(30,140)		(780)		(32,572)
Depreciation		(31,898)		(38,229)		—		(70,127)
Advanced depreciation provision		(241,265)		3,035		—		(238,230)
Deposits for severance benefits		(297,116)		29,963		(10)		(267,163)
Accrued income		(1,673)		65		—		(1,608)
Prepaid expenses		220		70		—		290
Reserve for technology and human resource development		(64,570)		20,681		—		(43,889)
Others		(144,650)		(6,415)		—		(151,065)

	￦	(793,570)	￦	(26,284)	￦	(18,775)	￦	(838,629)

Deferred tax assets
Derivatives	￦	21,719	￦	9,377	￦	1,499	￦	32,595
Allowance for doubtful accounts		139,276		13,538		—		152,814
Inventory valuation		302		1		—		303
Contribution for construction		27,132		(6)		—		27,126
Accrued expenses		27,713		27,576		—		55,289
Provisions		62,696		(28,976)		—		33,720
Property and equipment		229,253		8,710		—		237,963
Retirement benefit obligations		320,909		16,263		(18,055)		319,117
Withholding of facilities expenses		8,861		(521)		—		8,340
Accrued payroll expenses		32,185		14,536		—		46,721
Deduction of installment receivables		11,524		(4,479)		—		7,045
Present value discount		14,900		(9,931)		—		4,969
Assets retirement obligation		18,761		485		—		19,246
Gain or loss foreign currency translation		20,727		(10,491)		—		10,236
Deferred revenue		66,828		(2,389)		—		64,439
Real-estate sales		694		4,720		—		5,414
Tax credit carryforwards		150,334		14,067		—		164,401
Foreign operation translation difference		2,507		—		655		3,162
Others		110,724		72,484		—		183,208

	￦	1,267,045	￦	124,964	￦	(15,901)	￦	1,376,108

Net balance [1]	￦	473,475	￦	98,680	￦	(34,676)	￦	537,479

KT Corporation and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2012, 2013 and 2014

(in millions of Korean won)	2014
	Beginning		Income statement		Other comprehensive income		Changes in scope of consolidation		Ending
Deferred tax liabilities
Derivative financial assets	￦	(413)	￦	(118)	￦	—	￦	109	￦	(422)
Available-for-sale financial assets		(33,852)		(71)		(7,076)		183		(40,816)
Investment in joint venture and associates		(32,572)		(10,986)		(1,120)		—		(44,678)
Advanced depreciation provision		(238,230)		100		—		—		(238,130)
Depreciation		(70,127)		17,889		—		(145)		(52,383)
Deposits for severance benefits		(267,163)		66,449		—		(4,272)		(204,986)
Accrued income		(1,608)		(67)		—		—		(1,675)
Prepaid expenses		290		128		—		9		427
Reserve for technology and human resource development		(43,889)		21,252		—		—		(22,637)
Others		(151,065)		9,790		—		(8,064)		(149,339)

	￦	(838,629)	￦	104,366	￦	(8,196)	￦	(12,180)	￦	(754,639)

Deferred tax assets
Derivatives	￦	32,595	￦	(23,298)	￦	8,877	￦	—	￦	18,174
Allowance for doubtful accounts		152,814		(10,434)		—		426		142,806
Inventory valuation		303		(106)		—		(216)		(19)
Contribution for construction		27,126		(5,086)		—		—		22,040
Accrued expenses		55,289		(7,719)		—		3,057		50,627
Provisions		33,720		(5,232)		—		(158)		28,330
Property and equipment		237,963		1,720		—		—		239,683
Retirement benefit obligations		319,117		(101,742)		75,549		4,573		297,497
Withholding of facilities expenses		8,340		(531)		—		—		7,809
Accrued payroll expenses		46,721		(26,121)		—		(824)		19,776
Deduction of installment receivables		7,045		(2,735)		—		—		4,310
Present value discount		4,969		(3,196)		—		(5)		1,768
Assets retirement obligation		19,246		(961)		—		77		18,362
Gain or loss foreign currency translation		10,236		6,850		—		(106)		16,980
Deferred revenue		64,439		167		—		43		64,649
Real-estate sales		5,414		(4,542)		—		—		872
Tax credit carryforwards		164,401		38,877		—		—		203,278
Foreign operation translation difference		3,162		—		(1,126)		—		2,036
Tax loss carryforward		—		411,755		—		—		411,755
Others		183,208		(54,917)		—		10,443		138,734

	￦	1,376,108	￦	212,749	￦	83,300	￦	17,310	￦	1,689,467

Net balance [1]	￦	537,479	￦	317,115	￦	75,104	￦	5,130	￦	934,828

1	Deferred tax liabilities, amounting to ￦2,232 million (2013: Deferred tax liabilities of ￦1,680 million) that are related to the tax receivable of certain subsidiaries’ undistributed profit, are not recognized as of December 31, 2014. This undistributed profit is permanently reinvested. As of December 31, 2014, temporary difference of unrecognized deferred tax liabilities is ￦22,241 million (2013: ￦143,483 million).

KT Corporation and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2012, 2013 and 2014

The tax impacts recognized directly to equity as of December 31, 2012, 2013 and 2014 are as follows:

	2012						2013						2014
(in millions of Korean won)	Before recognition		Tax effect		After recognition		Before recognition		Tax effect		After recognition		Before recognition		Tax effect		After recognition
Available-for-sale valuation gain (loss)	￦	25,181	￦	(6,094)	￦	19,087	￦	74,317	￦	(17,985)	￦	56,332	￦	29,239	￦	(7,076)	￦	22,163
Hedge instruments valuation gain (loss)		33,743		(8,166)		25,577		(6,195)		1,499		(4,696)		(36,682)		8,877		(27,805)
Remeasurements from net defined benefit liabilities		(172,153)		41,661		(130,492)		74,648		(18,065)		56,583		(312,186)		75,549		(236,637)
Shares of gain (loss) of joint ventures and associates		(13,009)		3,148		(9,861)		3,221		(780)		2,441		4,628		(1,120)		3,508
Foreign operation translation difference		(8,766)		2,121		(6,645)		(2,708)		655		(2,053)		4,652		(1,126)		3,526

Total	￦	(135,004)	￦	32,670	￦	(102,334)	￦	143,283	￦	(34,676)	￦	108,607	￦	(310,349)	￦	75,104	￦	(235,245)

Details of income tax expense (benefit) for the years ended December 31, 2012, 2013 and 2014 are calculated as follows:

(in millions of Korean won)	2012		2013		2014
Current income tax expenses	￦	302,278	￦	148,259	￦	50,780
Impact of change in deferred taxes		(24,409)		(98,680)		(317,115)

Income tax expense (benefit)	￦	277,869	￦	49,579	￦	(266,335)

	2012		2013		2014
Loss before income tax (benefit)	￦	1,414,842	￦	(38,166)	￦	(1,207,748)

Statutory income tax (benefit)	￦	342,392	￦	(9,236)	￦	(292,275)
Tax effect
Income not taxable for taxation purposes		(1,407)		(25,130)		(44,145)
Non deductible expenses		39,136		87,220		62,127
Tax credit		(83,311)		(15,673)		(39,505)
Additional payment of income taxes		59,755		(5,910)		1,079
Tax effect and adjustment on consolidation		—		(4,251)		3,949
Derecognition in deferred tax income		(55,006)		10,815		(3,878)
Others		(23,690)		11,744		46,313

Income tax expense (benefit)	￦	277,869	￦	49,579	￦	(266,335)

30.    Earnings Per Share

Basic earnings per share is calculated by dividing the profit from operations attributable to equity holders of the Company by the weighted average number of common stocks outstanding during the period, excluding common stocks purchased by the Company and held as treasury stock.

KT Corporation and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2012, 2013 and 2014

Basic earnings per share from operations for the years ended December 31, 2012, 2013 and 2014 is calculated as follows:

	2012		2013		2014
Profit (loss) from continuing operations attributable to common stock (in millions of Korean won)	￦	1,075,694	￦	(189,931)	￦	(1,030,240)
Profit (loss) from discontinued operations attributable to common stock (in millions of Korean won)		(29,567)		—		—

		1,046,127		(189,931)		(1,030,240)

Weighted average number of common stock outstanding		243,517,103		243,737,431		244,433,771
Basic earnings (loss) per share	￦	4,296	￦	(779)	￦	(4,215)
Basic earnings (loss) per share from continuing operations (in Korean won)		4,417		(779)		(4,215)
Basic earnings (loss) per share from discontinued operations		(121)		—		—

Diluted earnings per share from operations is calculated by adjusting the weighted average number of common stocks outstanding to assume conversion of all dilutive potential common stocks. The Company has dilutive potential common stocks from stock options.

Diluted earnings per share from operations for the years ended December 31, 2012 and 2013, 2014 is calculated as follows:

	2012		2013		2014
Adjusted Profit (loss) from continuing operations attributable to common stock (in millions of Korean won)	￦	1,075,694	￦	(190,485)	￦	(1,030,253)
Adjusted Profit (loss) from discontinued operations attributable to common stock (in millions of Korean won)		(29,567)		—		—

	￦	1,046,127	￦	(190,485)	￦	(1,030,253)

Number of dilutive potential common shares outstanding		23,851		—		—
Weighted-average number of common shares outstanding and dilutive common shares		243,540,954		243,737,431		244,443,771
Diluted earnings (loss) per share (in Korean won)		4,296		(782)		(4,215)
Diluted earnings (loss) per share from continuing operations (in Korean won)		4,417		(782)		(4,215)
Diluted earnings (loss) per share from discontinued operations (in Korean won)		(121)		—		—

31.    Dividend

The dividends paid by the Company in 2012, 2013 and 2014 were ￦486,602 million (￦2,000 per share) and ￦487,445 million (￦2,000 per share), ￦195,112 million (￦800 per share), respectively. The Company has no plan to propose dividends for the year ended December 31, 2014, and no dividends were proposed at the shareholders’ meeting on March 27, 2015.

KT Corporation and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2012, 2013 and 2014

32.    Cash Generated from Operations

Cash flows from operating activities for the years ended December 31, 2012, 2013 and 2014, are as follows:

(in millions of Korean won)	2012		2013		2014
1. Profit (loss) for the year	￦	1,105,439	￦	(87,745)	￦	(941,413)
2. Adjustments to reconcile net income
Income tax expenses (income)		277,869		49,579		(266,335)
Interest income		(387,396)		(279,392)		(237,975)
Interest expense		589,727		548,129		578,210
Dividends income		(6,370)		(20,841)		(15,007)
Depreciation		2,925,170		3,141,846		3,242,346
Amortization of intangible assets		388,663		478,902		612,418
Provision for severance benefits		219,128		227,564		869,066
Bad debt expenses		150,389		189,665		231,934
Gain from jointly controlled entities and associates		(24,308)		(10,222)		(24,361)
Loss (gain) on disposal of jointly controlled entities and associates		(125,754)		1,254		8,036
Impairment loss on jointly controlled entities and associates		3,202		6,006		—
Loss on disposal of subsidiaries		—		—		11,028
Loss (gain) on disposal of property and equipment		(407,485)		393,567		133,374
Loss (gain) on disposal of intangible assets		(1,402)		52,008		17,528
Loss on impairment of intangible assets		6,115		36,207		87,275
Loss (gain) on foreign currency translation		(259,374)		(99,617)		91,362
Loss (gain) on valuation of derivatives		242,979		105,248		(34,011)
Impairment losses on available for sale financial assets		3,401		5,052		70,022
Loss (gain) on disposal of available for sale financial assets		(4,830)		(2,339)		13,495
Others		(94,987)		(56,620)		(26,101)
3. Changes in operating assets and liabilities
Decrease in trade receivables		1,848,011		938,495		13,008
Decrease (increase) in other receivables		(533,319)		(7,194)		170,497
Decrease (increase) in loans receivable		47,990		(156,418)		47,044
Decrease in finance lease receivables		130,987		147,735		138,208
Decrease (increase) in other current assets		(60,274)		40,905		271,475
Increase in other non-current assets		(26,719)		(762,032)		(1,200,843)
Decrease (increase) in inventories		(286,513)		169,567		301,210
Increase (decrease) in trade payables		177,577		(145,363)		(417,944)
Increase (decrease) in other payables		948,480		(69,265)		(260,421)
Increase (decrease) in other current liabilities		(48,256)		222,609		19,010
Increase (decrease) in other non-current liabilities		(147,820)		(40,999)		38,030
Increase (decrease) in provisions		(86,715)		(150,457)		26,029
Increase (decrease) in deferred revenue		153,034		(66,519)		1,359
Decrease (increase) in plan assets		(165,755)		249,102		238,987
Payment of severance benefits		(111,192)		(371,157)		(1,427,229)

4. Net cash provided by operating activities (1+2+3)	￦	6,439,692	￦	4,677,260	￦	2,379,311

Significant transactions not affecting cash flows for the years ended December 31, 2012, 2013 and 2014 are as follows:

(in millions of Korean won)	2012		2013		2014
Reclassification of the current portion of bonds payable	￦	2,157,522	￦	1,791,454	￦	1,805,553
Reclassification of construction-in-progress to property and equipment		3,142,858		2,314,925		2,478,164
Reclassification of accounts payable from property and equipment		68,766		181,816		310,270
Reclassification of accounts payable from intangible assets		—		567,550		179,395
Reclassification of payable from defined benefit liability		—		(84,689)		26,250
Reclassification of payable from plan assets		—		(79,177)		20,695
Exercise of convertible bonds		—		—		19,052

KT Corporation and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2012, 2013 and 2014

33.    Segment Information

The Company’s operating segments are as follows:

Details	Business service
Customer/Marketing Group [1]	Telecommunication service to mass customers and convergence business
Enterprise Sales Group [1]	Telecommunication service to global market and enterprise customers and data service
Finance / Rental Business Group	Credit card, loan, lease and others
Others Group	Satellite TV, and others

1	The names of some operating segments have changed, from Telecommunication & Convergence/Customer Group and Global & Enterprise Group in prior period to Customer/Marketing Group and Enterprise Sales Group in current period, respectively.

Details of each segment for the years ended December 31, 2012, 2013 and 2014 are as follows:

	2012
(in millions of Korean won)	Operating revenues		Operating income (loss)		Depreciation and Amortization
Customer/Marketing Group	￦	15,932,278	￦	733,461	￦	2,440,338
Enterprise Sales Group		2,930,958		327,300		485,267
Finance/Rental Group		3,717,181		185,220		181,904
Others Group		4,252,074		83,039		147,238

		26,832,491		1,329,020		3,254,747
Elimination		(2,188,719)		351,079		19,331

Consolidated amount	￦	24,643,772	￦	1,680,099	￦	3,274,078

	2013
(in millions of Korean won)	Operating revenues		Operating income(loss)		Depreciation and Amortization
Customer/Marketing Group	￦	14,938,037	￦	51,853	￦	2,445,321
Enterprise Sales Group		2,917,116		235,728		486,258
Finance/Rental Group		4,053,481		279,856		400,223
Others Group		5,093,995		287,482		233,322

		27,002,629		854,919		3,565,124
Elimination		(2,944,748)		(531,535)		1,050

Consolidated amount	￦	24,057,881	￦	323,384	￦	3,566,174

	2014
(in millions of Korean won)	Operating revenues		Operating income (loss)		Depreciation and Amortization
Customer/Marketing Group	￦	14,566,755	￦	(797,804)	￦	2,534,392
Enterprise Sales Group		2,916,662		97,081		489,016
Finance/Rental Group		4,550,754		322,012		465,304
Others Group		4,819,391		(213,828)		273,208

		26,853,562		(592,539)		3,761,920
Elimination		(3,126,184)		(69,864)		13,434

Consolidated amount	￦	23,727,378	￦	(662,403)	￦	3,775,354

KT Corporation and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2012, 2013 and 2014

The regional segment information provided to the management for the reportable segments as of December 31, 2012, 2013 and 2014 and for the years ended December 31, 2012, 2013 and 2014 are as follows:

(in millions of Korean won)	Operating revenues						Non-current assets [1]
	2012		2013		2014		2013		2014
Location
Domestic	￦	24,609,126	￦	23,999,635	￦	23,645,855	￦	21,143,152	￦	20,867,205
Overseas		34,646		58,246		81,523		176,700		204,654

Total	￦	24,643,772	￦	24,057,881	￦	23,727,378	￦	21,319,852	￦	21,071,859

1	Non-current assets include fixed assets, intangible assets and investment property.

Assets and liabilities of each segments as of December 31, 2013 and 2014, are as follows:

	2013
(in millions of Korean won)	Non-finance		Finance /Rental		Total		Adjustment		Consolidated amount
Assets
Current	￦	7,023,358	￦	3,920,164	￦	10,943,522	￦	(971,603)	￦	9,971,919
Trade and other receivables		4,142,237		1,864,709		6,006,946		(767,377)		5,239,569
Short-term loans		—		889,418		889,418		(50,694)		838,724
Inventories		649,754		25,596		675,350		(1,732)		673,618
Other assets		2,231,367		1,140,441		3,371,808		(151,800)		3,220,008
Non-current		24,060,958		3,730,135		27,791,093		(2,912,895)		24,878,198
Trade and other receivables		796,622		68,877		865,499		(52,028)		813,471
Long-term loans		—		542,267		542,267		(32,394)		509,873
Property, equipment and intangible assets (including investment property)		18,817,659		1,931,006		20,748,665		571,187		21,319,852
Other assets		4,446,677		1,187,985		5,634,662		(3,399,660)		2,235,002

Total assets	￦	31,084,316	￦	7,650,299	￦	38,734,615	￦	(3,884,498)	￦	34,850,117

Liabilities
Current	￦	8,452,101	￦	3,716,585	￦	12,168,686	￦	(944,570)	￦	11,224,116
Trade and other payables		5,866,180		2,344,098		8,210,278		(796,455)		7,413,823
Borrowings		1,785,879		1,224,852		3,010,731		9,975		3,020,706
Other liabilities		800,042		147,635		947,677		(158,090)		789,587
Non-current		8,238,497		2,938,773		11,177,270		(388,685)		10,788,585
Trade and other payables		919,486		168,630		1,088,116		(29,232)		1,058,884
Borrowings		6,024,803		2,561,893		8,586,696		(123,509)		8,463,187
Other liabilities		1,294,208		208,250		1,502,458		(235,944)		1,266,514

Total liabilities	￦	16,690,598	￦	6,655,358	￦	23,345,956	￦	(1,333,255)	￦	22,012,701

KT Corporation and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2012, 2013 and 2014

	2014
(in millions of Korean won)	Non-finance		Finance /Rental		Total		Adjustment		Consolidated amount
Assets
Current	￦	6,047,980	￦	3,431,308	￦	9,479,288	￦	(705,453)	￦	8,773,835
Trade and other receivables		3,898,572		1,479,240		5,377,812		(566,762)		4,811,050
Short-term loans		—		759,684		759,684		(49,316)		710,368
Inventories		385,984		31,972		417,956		927		418,883
Other assets		1,763,424		1,160,412		2,923,836		(90,302)		2,833,534
Non-current		24,347,003		3,990,853		28,337,856		(3,312,416)		25,025,440
Trade and other receivables		856,756		59,701		916,457		(67,594)		848,863
Long-term loans		—		587,218		587,218		(2,304)		584,914
Property, equipment and intangible assets (including investment property)		18,111,139		2,230,419		20,341,558		730,301		21,071,859
Other assets		5,379,108		1,113,515		6,492,623		(3,972,819)		2,519,804

Total assets	￦	30,394,983	￦	7,422,161	￦	37,817,144	￦	(4,017,869)	￦	33,799,275

Liabilities
Current	￦	7,683,942	￦	3,079,278	￦	10,763,220	￦	(776,073)	￦	9,987,147
Trade and other payables		5,108,735		1,967,354		7,076,089		(667,978)		6,408,111
Borrowings		1,954,166		1,001,478		2,955,644		—		2,955,644
Other liabilities		621,041		110,446		731,487		(108,095)		623,392
Non-current		9,341,308		2,814,518		12,155,826		(131,255)		12,024,571
Trade and other payables		703,587		229,276		932,863		(23,671)		909,192
Borrowings		7,418,747		2,447,310		9,866,057		(6,316)		9,859,741
Other liabilities		1,218,974		137,932		1,356,906		(101,268)		1,255,638

Total liabilities	￦	17,025,250	￦	5,893,796	￦	22,919,046	￦	(907,328)	￦	22,011,718

34.    Related Party Transactions

The list of related party of the Company as of December 31, 2014, is as follows:

Relationship	Related parties
Associates and jointly controlled entities

Korea Information & Technology Investment Fund, KT WiBro Infra Co., Ltd.,

K-REALTY CR REIT 1, Mongolian Telecommunications, KT-SB Venture Investment Fund, Boston Global Film & Contents Fund L.P., QTT Global (Group) Company Limited, CU Industrial Development Co., Ltd., Exdell Corporation, Information Technology Solution Bukbu Corporation, Information Technology Solution Nambu Corporation, Information Technology Solution Seobu Corporation, Information Technology Solution Busan Corporation, Information Technology Solution Jungbu Corporation, Information Technology Solution Honam Corporation, Information Technology Solution Daegu Corporation, VANGUARD Private Equity Fund, KT-LIG ACE Private Equity Fund, Smart Channel Co., Ltd., HooH Healthcare Inc., KD Living, Inc., ChungHo EZ-Cash Co., Ltd., JNK Retech Co., Ltd., Harex Info Tech Inc., MOS GS Co., Ltd., MOS Daegu Co., Ltd., MOS Chungcheong Co., Ltd., MOS Gangnam Co., Ltd., MOS GB Co., Ltd., MOS BS Co., Ltd., MOS Honam Co., Ltd., ANIMAX BROADCASTING KOREA Co., Ltd., SPERA Private Equity Fund, QCP New Technology Investment Fund No. 20, KT-IMM Investment Fund, Mirae Asset Good Company Investment Fund No.3, 2010 KIF-IMM IT Investment Fund, Saehacoms Co., Ltd., Oscar Ent. Co., Ltd., KoFC KTC-ORIX Korea-Japan Partnership Private Equity Fund II, Texno Pro Sistem, How Smartmall Private Special Asset Investment Trust, KT-CKP New Media Investment Fund, SP1 Private Equity Fund, LoginD Co., Ltd., KTC-NP-Growth Champ 2011-2 PEF, K-REALTY CR-REIT 6, ISU-kth Contents Investment Fund, U-City Technologies Philippines, Inc., Daiwon Broadcasting Co., Ltd.

KT Corporation and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2012, 2013 and 2014

The related receivables and payables as of December 31, 2013 and 2014, are as follows:

		2013
		Receivables						Payables
(in millions of Korean won)		Trade receivables		Loans		Other receivables		Trade payables		Other payables
Associates and jointly controlled entities	ktcs Corporation	￦	2,079	￦	—	￦	606	￦	765	￦	14,372
	ktis Corporation		1,388		—		95		137		35,416
	Information Technology Solution Bukbu Corporation		3		—		610		2		4,555
	Information Technology Solution Nambu Corporation		2		—		9		—		3,989
	Information Technology Solution Seobu Corporation		8		—		577		—		4,095
	Information Technology Solution Busan Corporation		1		—		191		20		1,810
	Information Technology Solution Jungbu Corporation		2		—		375		—		3,697
	Information Technology Solution Honam Corporation		2		—		239		—		3,110
	Information Technology Solution Daegu Corporation		3		—		198		—		2,257
	KT Wibro Infra Co., Ltd.		—		—		—		—		172,081
	Smart Channel Co., Ltd.		9,717		9,638		39,724		2,261		75
	K- Realty CR-REITs No.		949		—		36,000		—		—
	MOS GS Co., Ltd.		74		—		1		1,763		50
	MOS Daegu Co., Ltd.		4		—		—		1,154		17
	MOS Chungcheong Co., Ltd.		39		—		1		1,186		230
	MOS Gangnam Co., Ltd.		2		—		1		—		180
	MOS GB Co., Ltd.		94		—		5		2,442		131
	MOS BS Co., Ltd.		3		—		1		1,006		53
	MOS Honam Co., Ltd.,		1		—		2		1,517		183
	Others		226		400		1,889		52		1,989

		￦	14,597	￦	10,038	￦	80,524	￦	12,305	￦	248,290

KT Corporation and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2012, 2013 and 2014

		2014
		Receivables						Payables
(in millions of Korean won)		Trade receivables		Loans		Other receivables		Trade payables		Other payables
Associates and jointly controlled entities	Information Technology Solution Bukbu Corporation	￦	137	￦	—	￦	11	￦	—	￦	7,427
	Information Technology Solution Nambu Corporation		132		—		9		—		5,062
	Information Technology Solution Seobu Corporation		18		—		12		—		4,977
	Information Technology Solution Busan Corporation		7		—		15		39		2,293
	Information Technology Solution Jungbu Corporation		5		—		2		1		2,305
	Information Technology Solution Honam Corporation		203		—		4		1		5,159
	Information Technology Solution Daegu Corporation		3		—		—		—		2,278
	KT Wibro Infra Co., Ltd.		—		—		—		—		129,294
	Smart Channel Co., Ltd.		10,234		9,638		39,724		3,095		26
	K-Realty CR-REITs No.		948		—		35,850		—		—
	MOS GS Co., Ltd.		36		—		1		852		—
	MOS Daegu Co., Ltd.		3		—		26		1,507		—
	MOS Chungcheong Co., Ltd.		1		—		1		1,468		143
	MOS Gangnam Co., Ltd.		1		—		1		802		—
	MOS GB Co., Ltd.		115		—		5		1,142		—
	MOS BS Co., Ltd.		1		—		1		956		20
	MOS Honam Co., Ltd.,		1		—		2		2,032		—
	Others		491		—		1,789		190		1,124

		￦	12,336	￦	9,638	￦	77,453	￦	12,085	￦	160,108

Significant transactions with related parties for the years ended December 31, 2012, 2013 and 2014, are as follows:

		2012
(in millions of Korean won)		Sales		Purchases
Associates and jointly controlled entities	KTCS Corporation	￦	44,649	￦	262,227
	KTIS Corporation		38,144		273,938
	Information Technology Solution Bukbu Corporation		4,081		26,004
	Information Technology Solution Nambu Corporation		3,344		31,156
	Information Technology Solution Seobu Corporation		4,589		33,548
	Information Technology Solution Busan Corporation		2,750		18,327
	Information Technology Solution Jungbu Corporation		4,228		26,394
	Information Technology Solution Honam Corporation		2,845		35,666
	Information Technology Solution Daegu Corporation		1,872		12,696
	KT Wibro Infra Co., Ltd.		6		2,083
	Smart Channel Co., Ltd.		5,039		1,670
	K-REALTY CR REIT1		2,038		35,290
	MOS GS Co., Ltd.		1,033		17,620
	MOS Daegu Co., Ltd.		429		12,318
	MOS Chungcheong Co., Ltd		462		12,760
	MOS Gangnam Co., Ltd.		372		14,474
	MOS GB Co., Ltd.		1,401		22,113
	MOS BS Co., Ltd.		575		15,716
	MOS Honam Co., Ltd.		542		13,799
	Others		3,002		19,895

		￦	121,401	￦	887,694

KT Corporation and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2012, 2013 and 2014

		2013
(in millions of Korean won)		Sales		Purchases
Associates and jointly controlled entities	KTCS Corporation	￦	45,172	￦	258,203
	KTIS Corporation		59,537		281,219
	Information Technology Solution Bukbu Corporation		4,784		29,626
	Information Technology Solution Nambu Corporation		4,871		33,232
	Information Technology Solution Seobu Corporation		5,397		34,526
	Information Technology Solution Busan Corporation		2,920		18,967
	Information Technology Solution Jungbu Corporation		5,318		27,483
	Information Technology Solution Honam Corporation		3,122		36,096
	Information Technology Solution Daegu Corporation		2,048		13,462
	KT Wibro Infra Co., Ltd.		9		1,660
	Smart Channel Co., Ltd.		8,188		—
	K-REALTY CR REIT1		2,039		36,349
	MOS GS Co., Ltd.		1,465		17,337
	MOS Daegu Co., Ltd.		806		12,061
	MOS Chungcheong Co., Ltd		819		12,111
	MOS Gangnam Co., Ltd.		749		15,078
	MOS GB Co., Ltd.		1,981		22,858
	MOS BS Co., Ltd.		914		15,117
	MOS Honam Co., Ltd.		948		13,803
	Others		2,739		15,766

		￦	153,826	￦	894,954

(in millions of Korean won)		2014
		Sales		Purchases
Associates and jointly controlled entities	KTCS Corporation [1]	￦	59,739	￦	245,648
	KTIS Corporation [1]		78,546		243,336
	Information Technology Solution Bukbu Corporation		6,787		54,450
	Information Technology Solution Nambu Corporation		7,574		45,940
	Information Technology Solution Seobu Corporation		6,388		40,251
	Information Technology Solution Busan Corporation		4,093		26,174
	Information Technology Solution Jungbu Corporation		7,187		37,436
	Information Technology Solution Honam Corporation		4,976		36,081
	Information Technology Solution Daegu Corporation		3,460		21,006
	KT Wibro Infra Co., Ltd.		11		1,237
	Smart Channel Co., Ltd.		14,002		2
	K-REALTY CR REIT1		2,067		37,413
	MOS GS Co., Ltd.		1,593		17,063
	MOS Daegu Co., Ltd.		894		12,092
	MOS Chungcheong Co., Ltd		867		12,105
	MOS Gangnam Co., Ltd.		775		16,209
	MOS GB Co., Ltd.		2,017		21,114
	MOS BS Co., Ltd.		858		15,762
	MOS Honam Co., Ltd.		780		14,417
	Others		4,401		11,903

		￦	207,015	￦	909,639

1	The transactions for the year ended December 31, 2014, before ktcs and kits were included in consolidation scope.

KT Corporation and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2012, 2013 and 2014

Key management compensation for the years ended December 31, 2012, 2013 and 2014 consists of:

(in millions of Korean won)	2012		2013		2014
Salaries and other short-term benefits	￦	3,166	￦	3,203	￦	1,817
Provision for severance benefits		274		335		400
Stock-based compensation		1,078		842		965

Total	￦	4,518	￦	4,380	￦	3,182

Fund transactions with related parties for the years ended December 31, 2013 and 2014, are as follows

		2013
		Loan transactions				Borrowing transactions				Equity contributions in cash
(in millions of Korean won)		Loans		Collections		Borrowings		Repayments
Associates and jointly controlled entities	ktis Corporation	￦	—	￦	654	￦	—	￦	—	￦	—
	KT-SB Venture Investment Fund		—		—		—		—		6,000
	JNK Retech Co., Ltd		—		—		—		—		1,176
	KT-CKP New Media Investment Fund		—		—		—		—		2,250

		￦	—	￦	654	￦	—	￦	—	￦	9,426

		2014
		Loan transactions				Borrowing transactions				Equity contributions in cash
(in millions of Korean won)		Loans		Collections		Borrowings		Repayments
Associate	KT-IMM Investment Fund	￦	—	￦	—	￦	—	￦	—	￦	1,540
	HooH Healthcare Inc.		—		—		—		401		3,370
	KT-CKP New Media Investment Fund		—		—		—		—		2,250
	K-REALTY CR-REIT 6		—		—		—		—		7,000
	ISU-kth Contents Investment Fund		—		—		—		—		1,100
	KoFC KTC-ORIX Korea-Japan Partnership Private Equity Fund II		—		—		—		—		136

		￦	—	￦	—	￦	—	￦	401	￦	15,396

Payment guarantees and collaterals provided by the Company

As of December 31, 2014, based on the investors’ agreement, the Company has an obligation to provide funding to Smart Channel Co., Ltd., a related company, if Smart Channel Co, Ltd. is unable to fulfill its obligation to pay its payables. The Company pledged investment securities in Smart Channel Co., Ltd. as collateral (Note 20).

There are no collaterals and payment guarantees provided by the related parties.

KT Corporation and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2012, 2013 and 2014

35.    Financial risk management

(1) Financial risk factors

The Company’s activities expose it to a variety of financial risks: market risk (including currency risk, fair value interest rate risk, cash flow interest rate risk and price risk), credit risk and liquidity risk. The Company’s overall risk management program focuses on the unpredictability of financial markets and seeks to minimize potential adverse effects on the Company’s financial performance. The Company uses derivative financial instruments to hedge certain risk exposures.

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

As of December 31, 2012, 2013 and 2014 if the foreign exchange rate had strengthened/weakened by 10% with all other variables held constant, the effects on profit before income tax and shareholders’ equity would have been as follows:

(in millions of Korean won)	Fluctuation of foreign exchange rate	Income before tax		Shareholders’ equity
2012.12.31	+10%	￦	(64,746)	￦	(52,203)
	-10%		64,746		52,203
2013.12.31	+10%	￦	(46,173)	￦	(47,888)
	-10%		46,173		47,888
2014.12.31	+10%	￦	(45,430)	￦	(38,437)
	-10%		45,430		38,437

KT Corporation and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2012, 2013 and 2014

The above analysis is a simple sensitivity analysis which assumes that all the variables other than foreign exchange rates are held constant. Therefore, the analysis does not reflect any correlation between foreign exchange rates and other variables, nor the management’s decision to decrease the risk.

Details of foreign assets and liabilities of the Company as of December 31, 2012, 2013 and 2014 are as follows:

(in thousands of Foreign currencies)	2012		2013		2014
	Financial assets	Financial liabilities	Financial assets	Financial liabilities	Financial assets	Financial liabilities
USD	217,488	2,377,137	254,917	2,225,700	197,221	2,532,614
SDR	494	1,130	1,105	1,211	573	1,027
JPY	657,947	35,102,877	190,520	30,054,316	34,168	30,051,367
GBP	1	9	—	134	—	257
EUR	5,395	2,614	1,342	4,943	134	177
DZD	3,770	—	2,798	—	929	—
CNY	10,236	197	—	—	3,957	—
UZS	7,920,825	38,727,985	1,805,565	—	7,978,633	—
RWF	—	—	11,962	—	13,593	—
IDR	347,447	—	—	—	—	—
HKD	—	—	—	—	158	—
BDT	—	—	—	—	299	—
COP	—	—	—	—	23,583	—
PLN	—	—	—	—	28,195	—
VND	—	—	—	—	273,313	93,756
CHF	—	—	—	—	—	78

(iii) Price risk

As of December 31, 2012, 2013 and 2014 the Company is exposed to equity securities price risk because the securities held by the Company are traded in active markets. If the market prices had increased/decreased by 10% with all other variables held constant, the effects on profit before income tax and shareholders’ equity would have been as follows:

(in millions of Korean won)	Fluctuation of price	Income before tax		Equity
2012.12.31	+10%	￦	—	￦	4,916
	-10%		—		(4,916)
2013.12.31	+10%	￦	—	￦	5,535
	-10%		—		(5,535)
2014.12.31	+10%	￦	—	￦	6,593
	-10%		—		(6,593)

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

KT Corporation and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2012, 2013 and 2014

borrowings issued at fixed rates expose the Company to fair value interest rate risk. The Company sets the policy and operates to minimize the uncertainty of the changes in interest rates and financial costs.

As of December 31, 2012, 2013 and 2014 if the market interest rate had increased/decreased by 100bp with other variables held constant, the effects on profit before income tax and shareholders’ equity would be as follows:

(In millions of Korean won)	Fluctuation of interest rate	Income before tax		Shareholders’ equity
2012.12.31	+ 100 bp	￦	(562)	￦	(368)
	- 100 bp		(5,100)		(5,361)
2013.12.31	+ 100 bp	￦	10,345	￦	12,846
	- 100 bp		(17,201)		(19,017)
2014.12.31	+ 100 bp	￦	(4,717)	￦	4,892
	- 100 bp		(4,632)		(11,064)

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

As of December 31, 2013 and 2014, maximum exposure to credit risk is as follows.

(In millions of Korean won)	2013		2014
Cash equivalents(except cash on hand)	￦	2,065,157	￦	1,884,745
Trade and other receivables [1]		6,053,040		5,659,913
Loans receivable		1,348,597		1,295,282
Finance lease receivables		709,937		584,413
Other financial assets
Financial assets at fair value through the profit or loss		15,643		6,983
Derivative used for hedging		3,496		41,540
Time deposits and others		582,693		455,622
Available-for-sale financial assets		25,978		27,870
Held-to-maturity financial assets		3,248		7,767
Financial guarantee contracts [2]		389,814		55,393

Total	￦	11,197,603	￦	10,019,528

1	As of December 31, 2014, the Company is provided with a payment guarantee of ￦674,768 million from Seoul Guarantee Insurance related to the sale of certain accounts receivable arising from the handset sales.

2	Total amounts guaranteed by the Company according to the guarantee contracts.

KT Corporation and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2012, 2013 and 2014

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

	2013.12.31
(in millions of Korean won)	Less than 1 year		1-5 years		More than 5 years		Total
Trade and other payables	￦	7,429,289	￦	789,999	￦	352,928	￦	8,572,216
Finance lease payables		22,498		52,877		—		75,375
Borrowings (including bonds payable)		3,147,761		5,408,176		3,468,282		12,024,219
Other non-derivative financial liabilities		—		3,166		53,704		56,870
Financial guarantee contracts [1]		389,814		—		—		389,814

Total	￦	10,989,362	￦	6,254,218	￦	3,874,914	￦	21,118,494

	2014.12.31
(in millions of Korean won)	Less than 1 year		1-5 years		More than 5 years		Total
Trade and other payables	￦	6,973,931	￦	1,028,043	￦	254,852	￦	8,256,826
Finance lease payables		22,516		37,382		—		59,898
Borrowings (including bonds payable)		2,986,372		6,508,681		4,162,910		13,657,963
Other non-derivative financial liabilities		405		3,441		—		3,846
Financial guarantee contracts [1]		55,393		—		—		55,393

Total	￦	10,038,617	￦	7,577,547	￦	4,417,762	￦	22,033,926

1	Total amount guaranteed by the Company according to guarantee contracts. Cash flow from financial guarantee contracts is classified as the maturity group in the earliest period when the financial guarantee contracts can be executed.

Cash outflow and inflow of derivatives settled gross or net are undiscounted contractual cash flow and can differ from the amount in the financial statements.

	2012.12.31
(in millions of Korean won)	Less than 1 year		1-5 years		More than 5 years		Total
Outflow	￦	1,020,494	￦	1,507,287	￦	41,292	￦	2,569,073
Inflow		949,921		1,550,822		45,093		2,545,836

	2013.12.31
(in millions of Korean won)	Less than 1 year		1-5 years		More than 5 years		Total
Outflow	￦	971,454	￦	1,377,071	￦	38,795	￦	2,387,320
Inflow		910,488		1,256,407		41,648		2,208,543

	2014.12.31
(in millions of Korean won)	Less than 1 year		1-5 years		More than 5 years		Total
Outflow	￦	242,051	￦	2,282,242	￦	38,795	￦	2,563,088
Inflow		210,045		2,217,211		43,418		2,470,674

KT Corporation and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2012, 2013 and 2014

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

The debt-to-equity ratios as of December 31, 2013 and 2014, are as follows:

(in millions of Korean won)	2013		2014
Total liabilities	￦	22,012,701	￦	22,011,718
Total equity		12,837,416		11,787,557
Debt-to-equity ratio		171%		187%

The Company manages capital on the basis of the gearing ratio. This ratio is calculated as net debt divided by total capital. Net debt is calculated as total borrowings less cash and cash equivalents. Total capital is calculated as ‘equity’ in the statement of financial position plus net debt.

The gearing ratios as of December 31, 2013 and 2014, are as follows:

(in millions of Korean won, %)	2013		2014
Total borrowings	￦	11,552,103	￦	12,870,392
Less: cash and cash equivalents		(2,070,869)		(1,888,663)

Net debt		9,481,234		10,981,729
Total equity		12,837,416		11,787,557
Total capital		22,318,650		22,769,286
Gearing ratio		42%		48%

(3) Offsetting Financial Assets and Financial Liabilities

Details of the Company’s recognized financial assets subject to enforceable master netting arrangements or similar agreements are as follows:

	2013
(in millions of Korean won)	Gross assets		Gross liabilities offset		Net amounts presented in the statement of financial position		Amounts not offset				Net amount
							Financial instruments		Cash collateral
Derivative assets for hedging purpose [1]	￦	5,393	￦	—	￦	5,393	￦	(5,393)	￦	—	￦	—
Trade receivables [2]		100,989		(60)		100,929		(92,979)		—		7,950

	￦	106,382	￦	(60)	￦	106,322	￦	(98,372)	￦	—	￦	7,950

KT Corporation and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2012, 2013 and 2014

	2014
(in millions of Korean won)	Gross assets		Gross liabilities offset		Net amounts presented in the statement of financial position		Amounts not offset				Net amount
							Financial instruments		Cash collateral
Derivative assets for hedging purpose [1]	￦	3,225	￦	—	￦	3,225	￦	(3,225)	￦	—	￦	—
Trade receivables [2]		107,179		(1)		107,178		(103,704)		—		3,474

	￦	110,404	￦	(1)	￦	110,403	￦	(106,929)	￦	—	￦	3,474

1	The amount applied with master netting arrangements under the standard contract of International Swap and Derivatives Association(ISDA).

2	The amount applied with netting arrangements under the reference offer of the telecommunication facility interconnection and sharing data among telecommunications companies.

The Company’s recognized financial liabilities subject to enforceable master netting arrangements or similar agreements are as follows:

	2013
Korean won)	Gross liabilities		Gross assets offset		Net amounts presented in the statement of financial position		Amounts not offset				Net amount
							Financial instruments		Cash collateral
Derivative liabilities for hedging purpose [1]	￦	9,889	￦	—	￦	9,889	￦	(5,393)	￦	—	￦	4,496
Trade payables [2]		95,754		—		95,754		(92,979)		—		2,775
Other payables [2]		11		(2)		9		—		—		9

	￦	105,654	￦	(2)	￦	105,652	￦	(98,372)	￦	—	￦	7,280

	2014
(in millions of Korean won)	Gross liabilities		Gross assets offset		Net amounts presented in the statement of financial position		Amounts not offset				Net amount
							Financial instruments		Cash collateral
Derivative liabilities for hedging purpose [1]	￦	49,016	￦	—	￦	49,016	￦	(3,225)	￦	—	￦	45,791
Trade payables [2]		108,669		—		108,669		(103,704)		—		4,965
Other payables [2]		2		(1)		1		—		—		1

	￦	157,687	￦	(1)	￦	157,686	￦	(106,929)	￦	—	￦	50,757

1	The amount applied with master netting arrangements under the standard contract of International Swap Sand Derivatives Association(ISDA).

2	The amount applied with netting arrangements under the reference offer of the telecommunication facility interconnection and sharing data among telecommunications companies.

KT Corporation and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2012, 2013 and 2014

36.    Fair Value

(1) Fair Value of Financial Instruments by Category

Carrying amount and fair value of financial instruments by category as of December 31, 2013 and 2014, are as follows:

	2013				2014
(in millions of Korean won)	Carrying amount		Fair value		Carrying amount		Fair value
Financial assets
Cash and cash equivalents [1]	￦	2,070,869	￦	2,070,869	￦	1,888,663	￦	1,888,663
Trade and other receivables [1]		6,053,040		6,053,040		5,659,913		5,659,913
Other financial assets
Financial instruments at fair value through profit or loss		15,643		15,643		6,983		6,983
Derivative financial instruments for hedging purpose		3,496		3,496		41,540		41,540
Time deposits and others [1]		582,693		582,693		455,622		455,622
Held-to-maturity financial assets [1]		3,248		3,248		7,767		7,767
Available-for-sale financial assets [2]		405,194		405,194		437,285		437,285

	￦	9,134,183	￦	9,134,183	￦	8,497,773	￦	8,497,773

Financial liabilities
Trade and other liabilities [1]	￦	8,472,707	￦	8,472,707	￦	7,317,303	￦	7,317,303
Financial lease liabilities		68,210		68,210		55,007		55,007
Borrowings		11,483,893		11,499,645		12,815,385		12,821,442
Other financial liabilities
Financial instruments at fair value through profit or loss		2,956		2,956		3,980		3,980
Derivative financial instruments for hedging purpose		150,612		150,612		122,012		122,012
Financial guarantee liability [1]		15,984		15,984		5,434		5,434
Other financial liabilities [1]		73,080		73,080		82,816		82,816

	￦	20,267,442	￦	20,283,194	￦	20,401,937	￦	20,407,994

1	The Company did not conduct fair value estimation since the book value is a reasonable approximation of the fair value.

2	Equity instruments that do not have a quoted price in an active market are measured at cost because their fair value cannot be measured reliably and excluded from the fair value disclosures.

KT Corporation and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2012, 2013 and 2014

(2) Financial Instruments Measured at Cost

Available-for-sale financial assets measured at cost as of December 31, 2013 and 2014, are as follows:

(in millions of Korean won)	2013		2014
SBS KT SPC	￦	25,000	￦	—
IBK-AUCTUS Green Growth Private Equity Fund		14,318		14,068
MBC KT SPC		11,000		—
Ustream Inc		11,295		—
CBC II Fund		6,633		9,548
TRANSLINK No.2 Fund		8,080		9,104
KBS KT SPC		11,000		7,000
WALDEN No.6 Fund		5,956		5,749
Storm IV Fund		3,501		5,162
Enterprise DB (Convertible Preferred Stock)		3,013		3,013
The 1st Praxis PE		3,000		—
AMOGREENTECH		3,000		3,000
Ars Magna Private Equity Fund		—		3,000
Kokam Co., Ltd.		2,794		2,794
KDBC-IMM No.1 Private Equity Fund		—		2,499
Nexenta Systems (Convertible Preferred Stock)		2,260		2,260
Nexenta Systems		1,029		2,159
BK Constant Recovery Private Equity Fund		—		2,000
HNNSC Private Equity Fund		—		2,000
KDBC-EN Agro Private Equity Fund		—		2,000
Eco 2014 Private Equity Fund		—		2,000
IMM Infra No.2		—		2,000
K- Realty CR-REITs No.6		—		2,000
Newkyunggi Resort Corp		1,240		1,214
Goods Flow Co., Ltd.		1,000		1,000
KaKao Co., Ltd		1,000		—
Kamur No.1 Private Equity Fund		2,000		—
Others		25,314		4,701

	￦	142,433	￦	88,271

The range of cashflow estimates is significant and the probabilities of the various estimates cannot be reasonably assessed and therefore, these instruments are measured at cost.

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

(3) Fair Value Hierarchy

Assets measured at fair value or for which the fair value is disclosed are categorized within the fair value hierarchy, and the defined levels are as follows:

•	Quoted prices (unadjusted) in active markets for identical assets or liabilities (Level 1).

•	Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (that is, prices) or indirectly (that is, derived from prices) (Level 2).

KT Corporation and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2012, 2013 and 2014

•	Inputs for the asset or liability that are not based on observable market data (that is, unobservable inputs) (Level 3).

Fair value hierarchy classifications of the financial assets and financial liabilities that are measured at fair value or its fair value is disclosed as of December 31, 2013 and 2014, are as follows:

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

KT Corporation and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2012, 2013 and 2014

	2014
(in millions of Korean won)	Level 1		Level 2		Level 3		Total
Recurring fair value measurements
Other financial assets
Financial assets at fair value through profit or loss	￦	—	￦	—	￦	6,983	￦	6,983
Derivative financial assets for hedging purpose		—		34,198		7,342		41,540
Available-for-sale financial assets		65,932		42,093		329,260		437,285

		65,932		76,291		343,585		485,808

Disclosed fair value
Jointly controlled entities and associates		8,247		—		—		8,247
Investment property [1]		—		—		2,277,234		2,277,234

		8,247		—		2,277,234		2,285,481

	￦	74,179	￦	76,291	￦	2,620,819	￦	2,771,289

Recurring fair value measurements
Other financial liabilities
Financial liabilities at fair value through profit or loss	￦	—	￦	—	￦	3,980	￦	3,980
Derivative financial liabilities for hedging purpose		—		122,012		—		122,012

		—		122,012		3,980		125,992

Disclosed fair value
Borrowings		—		—		12,821,442		12,821,442

		—		—		12,821,442		12,821,442

	￦	—	￦	122,012	￦	12,825,442	￦	12,947,434

1	The highest and best use of a non-financial asset does not differ from its current use.

(4) Transfers Between Fair Value Hierarchy Levels of Recurring Fair Value Measurements

(a) Details of transfers between Level 1 and Level 2 of the fair value hierarchy for the recurring fair value measurements are as follows:

There are no transfers between Level 1 and Level 2 of the fair value hierarchy for the recurring fair value measurements.

KT Corporation and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2012, 2013 and 2014

(b) Details of changes in Level 3 of the fair value hierarchy for the recurring fair value measurements are as follows:

	2013
(in millions of Korean won)	Interest rate swap		Other derivative assets		Derivative financial assets for hedging purpose		Available- for-sale		Other derivative liabilities		Financial liabilities designated as at fair value through profit or loss		Derivative financial liabilities for hedging purpose
Beginning balance	￦	1	￦	6,287	￦	20,511	￦	217,201	￦	—	￦	3,153	￦	23,540
Reclassification		15,633		—		(15,633)		—		—		—		—
Amount recognized in profit or loss		(8,395)		2,469		127		(3,844)		148		(351)		9,268
Amount recognized in other comprehensive income		—		—		(1,509)		95,434		—		—		3,824
Purchases		—		—		—		3,009		—		—		—
Sales		—		(851)		—		(29,851)		—		—		—
Transfer into Level 3 (From Cost method)		—		—		—		10,365		—		—		—

Ending balance	￦	7,239	￦	7,905	￦	3,496	￦	292,314	￦	148	￦	2,802	￦	36,632

	2014
(in millions of Korean won)	Interest rate swap		Other derivative assets		Derivative financial assets for hedging purpose		Available- for-sale		Other derivative liabilities		Financial liabilities designated as at fair value through profit or loss		Derivative financial liabilities for hedging purpose
Beginning balance	￦	7,239	￦	7,905	￦	3,496	￦	292,314	￦	148	￦	2,802	￦	36,632
Reclassification		—		—		—		(5,836)		—		—		—
Amount recognized in profit or loss		(1)		(395)		5,315		(3,483)		32		532		—
Amount recognized in other comprehensive income		—		—		(1,469)		21,006		—		—		—
Purchases		—		—		—		34,322		466		—		—
Sales		—		(527)		—		(26,512)		—		—		—
Settlement		(7,238)		—		—		—		—		—		(36,632)
Transfer into Level 3 (From Cost method)		—		—		—		17,449		—		—		—

Ending balance	￦	—	￦	6,983	￦	7,342	￦	329,260	￦	646	￦	3,334	￦	—

KT Corporation and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2012, 2013 and 2014

(5) Valuation Technique and the Inputs

Valuation techniques and inputs used in the recurring, non-recurring fair value measurements and disclosed fair values categorized within Level 2 and Level 3 of the fair value hierarchy as of December 31, 2013 and 2014, are as follows:

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

KT Corporation and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2012, 2013 and 2014

	2014
(in millions of Korean won)	Fair value		Level	Valuation techniques
Recurring fair value measurements
Other financial assets
Financial assets at fair value through profit or loss
Held for trading financial assets
Other derivative assets	￦	6,983	3	Monte-Carlo Simulation Option model (binomial trees)
Derivative financial assets for hedging purpose		34,198	2	Discounted cash flow model
		7,342	3	Hull-White model
Available-for-sale financial assets		371,353	2,3	Discounted cash flow model
Disclosed fair value
Investment property		2,277,234	3	Discounted cash flow model

Recurring fair value measurements
Other financial liabilities
Financial liabilities at fair value through profit or loss
Held for trading financial assets
Other derivatives		646	3	Option model (binomial trees)
Financial liabilities designated as at fair value through profit or loss		3,334	3	Option model (binomial trees)
Derivative financial liabilities for hedging purpose		122,012	2	Discounted cash flow model
Disclosed fair value Borrowings		12,821,442	3	Discounted cash flow model

(6) Valuation Processes for Fair Value Measurements Categorized Within Level 3

The Company uses external experts that perform the fair value measurements required for financial reporting purposes. External experts report directly to the company’s financial officer of the financial & accounting department, and discusses valuation processes and results with the financial officer in line with the Company’s reporting dates.

(7) Gains and losses on valuation at the transaction date

In the case that the Company values derivative financial instruments using inputs not based on observable market data, and the fair value calculated by the said valuation technique differs from the transaction price, then the fair value of the financial instruments is recognized as the transaction price. The difference between the fair value at initial recognition and the transaction price is deferred and amortized using a straight-line method by maturity of the financial instrument. However, in the case that inputs of the valuation techniques become observable in markets, the remaining deferred difference is immediately recognized in full in profit for the year.

In relation to this, details and changes of the total deferred difference for the years ended December 31, 2013 and 2014, are as follows:

(in millions of Korean won)	2013		2014
Beginning balance	￦	54,152	￦	43,322
New transactions		—		—
Amortization		(10,830)		(10,830)

Ending balance	￦	43,322	￦	32,492

KT Corporation and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2012, 2013 and 2014

37.    Business Combination

(1) ktcs Corporation

KT Hitel Co., Ltd., a subsidiary of the Company, acquired 4,800,000 treasury shares (11.3%) of ktcs Corporation, an associate, from ktcs Corporation on October 31, 2014.

ktcs Corporation was reclassified as a subsidiary from an associate as a result of this transaction accounted for in accordance with IFRS 3, Business Combinations.

As a result of applying acquisition method, the Company recognized gain on bargain purchase of ￦5,719 million. The gain on bargain purchase resulting from the decrease in value of goodwill and membership, which was previously recognized in the subsidiary’s financial statements, is wholly recognized as profit for the year.

Details of the consideration transferred, fair value of the acquired identifiable assets and liabilities and goodwill at the acquisition date are as follows:

(in millions of Korean won)
Consideration transferred (a)	￦	37,119

Recognized amounts of assets acquired and liabilities assumed [1]
Cash and cash equivalents	￦	31,750
Trade and other receivables		66,051
Other financial assets		34,033
Inventories		12,945
Tangible assets		15,757
Intangible assets		6,181
Investment property		9,837
Other assets		39,675
Trade and other payables		(56,785)
Borrowings		(203)
Current income tax liabilities		(2,554)
Provisions		(559)
Net defined benefit liabilities		(6,554)
Other liabilities		(8,194)

The net of total amounts of identifiable assets and liabilities measured at fair value (b)	￦	141,380
Non-controlling interests [2] (c)		98,542

Gain on bargain purchase (a-b+c)	￦	(5,719)

1	The assets acquired and liabilities assumed are measured at fair value in accordance with IFRS 3, Business Combination.

2	At the date of acquisition, the Company measures any non-controlling interest in ktcs Corporation at the non-controlling interest’s proportionate share of the acquiree’s identifiable net assets.

As described in Note 14, the previously held interest in ktcs Corporation was measured at fair value, and the Company recognized operating expense of ￦2,469 million arising from the value measurement on acquisition.

After the acquisition date, the operating revenue and net income of ktcs Corporation. before the elimination of intercompany transactions, which are included in consolidated statement of income, are ￦78,828 million and ￦2,788 million, respectively, for the year ended December 31, 2014. If ktcs

KT Corporation and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2012, 2013 and 2014

Corporation was consolidated on January 1, 2014, the operating revenue and net income included in consolidated statement of income would have been ￦439,077 million and ￦11,203 million, respectively, for the year ended December 31, 2014.,

The fair value of trade accounts receivable and others acquired from ktcs Corporation is ￦66,051 million, and all are deemed collectible.

(2) ktis Corporation

The Controlling Company disposed of 4,954,704 shares (11.6%) of ktcs Corporation, an associate, to ktis Corporation, another associate, and acquired 4,000,000 treasury shares (11.5%) of ktis Corporation from ktis Corporation on October 30, 2014.

ktis Corporation was reclassified as a consolidated subsidiary from an associate as a result of this transaction accounted for in accordance with IFRS 3, Business Combinations.

As a result of applying acquisition method, the Company recognized gain on bargain purchase of ￦6,952 million. The gain on bargain purchase resulting from the decrease in value of goodwill and membership, which was previously recognized in the subsidiary’s financial statements, is wholly recognized as profit for the year.

Details of the consideration transferred, fair value of the acquired identifiable assets and liabilities and goodwill at the acquisition date are as follows:

(in millions of Korean won)
Consideration transferred (a)	￦	36,250

Recognized amounts of assets acquired and liabilities assumed [1]
Cash and cash equivalents	￦	15,152
Trade and other receivables		39,851
Other financial assets		60,993
Inventories		22,285
Tangible assets		3,034
Intangible assets		9,463
Other assets		55,424
Trade and other payables		(2,031)
Other financial liabilities		(27,317)
Current income tax liabilities		(1,414)
Provisions		(15,338)
Other liabilities		(12,654)
The net of total amounts of identifiable assets and liabilities measured at fair value (b)		147,448
Non-controlling interests [2] (c)		104,246

Gain on bargain purchase (a-b+c)	￦	(6,952)

1	The assets acquired and liabilities assumed are measured at fair value in accordance with IFRS 3, Business Combination.

2	At the date of acquisition, the Company measures any non-controlling interest in ktis corporation at the non-controlling interest’s proportionate share of the acquiree’s identifiable net assets.

KT Corporation and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2012, 2013 and 2014

As described in Note 14, the previously held interest in ktis Corporation was measured at fair value, and the Company recognized operating expense of ￦4,667 million arising from the value measurement on acquisition.

After the acquisition date, the operating revenue and net income of ktis Corporation before the elimination of intercompany transactions, which are included in consolidated statement of income, are ￦83,850 million and ￦4,704 million, respectively, for the year ended December 31, 2014. If ktis Corporation was consolidated on January 1, 2014, the operating revenue and net income included in consolidated statement of income would have been ￦454,080 million and ￦13,323 million, respectively, for the year ended December 31, 2014.

The fair value of trade accounts receivable and others acquired from ktis Corporation is ￦39,851 million, but the full contract value is ￦40,029 million. The uncollectible amounts from these receivables are expected to be ￦178 million.

38.    Interests in Unconsolidated Structured Entities

Details of information about its interests in unconsolidated structured entities, which the Company does not have control over, including the nature, purpose and activities of the structured entity and how the structured entity is financed, are as follows:

Remarks	Nature, purpose, activities and others
Real estate finance	A structured entity incorporated for the purpose of real estate development is provided with funds by investors’ investments in equity and borrowings from financial institutions (including long-term and short-term loans and issuance of ABCP due in three months), and based on these, the structured entity implements activities such as real estate acquisition, development and mortgage loans. The structured entity repays loan principals with funds incurred from installment house sales after the completion of real estate development or with collection of the principal of mortgage loan. The remaining shares are distributed to investors. As of December 31, 2014, this entity is engaged in real estate finance structured entity, and generates revenues by receiving dividends from direct investments in or receiving interests on loans to the structured entity. Financial institutions, including the Entity, are provided with guarantees including joint guarantees or real estate collateral from investors and others. Consequently, the entity is a priority over other parties in the preservation of claim. However, when the credit rating of investors and others decreases or when the value of real estate decreases, the entity may be obliged to cover losses.

PEF and investment funds	Minority investors including managing members contribute to PEF and investment funds incorporated for the purpose of providing funds to the small, medium, or venture entities, and the managing member implements activities such as investments in equity or loans based on the contributions. As of December 31, 2014, the entity is engaged in PEF and investment funds structured entity, and after contributing to PEF and investment funds, the entity receives dividends for operating revenues from these contributions. The entity is provided with underlying assets of PEF and investment funds as collateral. However, when the value of the underlying assets decreases, the entity may be obliged to cover losses.

KT Corporation and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2012, 2013 and 2014

Remarks	Nature, purpose, activities and others
M&A finance	A structured entity incorporated for the purpose of supporting a certain company’s financial structure improvement or acquiring equity or convertible bonds is provided with funds by investors’ investments in equity and long-term or short-term borrowings from financial institutions, and based on these, the structured entity acquires shares held by the entity, which has plans to improve its financial structure, or to dispose convertible bonds and others. The structured entity repays loan principals with funds incurred from disposals of holding shares after a certain period. The remaining shares are distributed to investors. As of December 31, 2014, the entity is engaged in M&A finance structured entity, and receives interests. Financial institutions are provided with guarantees including joint guarantees or shares subject to M&A from investors and others. Consequently, the entity is a priority over other parties in the preservation of claim. However, when the credit rating of investors and others decreases or when the value of shares provided as collateral decreases, the Company may be obliged to cover losses.

Asset securitization	A transferor other than this entity transfers the assets, which are subject to securitization, to a structured entity incorporated by the transferor or other financial institutions other than the entity, and based on this as underlying assets, the structured entity is provided with funds by asset-backed borrowings and pays acquisition costs of the acquired underlying assets. As of December 31, 2014, the entity is engaged in the structured entity, and generates revenues by receiving interest income as the entity provides asset-backed loans directly to the structured entity. When the structured entity has difficulty repaying loan principal, the transferor has obligation to cover the lack of funds. Consequently, the financial institutions including the entity are a priority over other parties in the preservation of claim. However, when the credit rating of transferor decreases, the said entity may be obliged to cover losses.

Other	There are other structured entity types, which the entity is engaged in, such as shipping finance, SPAC and others. Interest income is realized from the entity’s loans to the relevant structured entity. When the credit rating of the shipping company decreases, or the value of vessels decreases, the entity may be obliged to cover losses. When SPAC is listed or merged after the entity invests in shares or convertible bonds issued by the relevant structured entity, revenues are realized from disposal of the shares of the convertible bonds. However, the entity may be obliged to cover losses when SPAC is liquidated if the SPAC is not listed or merged.

Details of scale of unconsolidated structured entities and nature of the risks associated with an entity’s interests in unconsolidated structured entities as of December 31, 2013 and 2014, are as follows:

	2013
(in millions of Korean won)	Real Estate Finance		PEF & Investment Fund		Acquisition Finance		Asset-backed Securitization		Others		Total
Total amount of Unconsolidated Structured Entities Assets	￦	4,970,665	￦	2,787,075	￦	2,175,476	￦	5,981,382	￦	163,702	￦	16,078,300
Assets recognized in statement of financial position
Loans	￦	277,663	￦	360	￦	101,969	￦	228,413	￦	12,043	￦	620,448
Other financial assets		32,244		131,399		981		—		8,690		173,314
Jointly investment entities and associates		—		183,200		—		—		28,406		211,606

Total	￦	309,907	￦	314,959	￦	102,950	￦	228,413	￦	49,139	￦	1,005,368

Maximum loss exposure [1]
Investment Assets	￦	309,907	￦	314,959	￦	102,950	￦	228,413	￦	49,139	￦	1,005,368
Credit grants		103,500		—		—		—		—		103,500

Total	￦	413,407	￦	314,959	￦	102,950	￦	228,413	￦	49,139	￦	1,108,868

1	Maximum exposure to loss includes the investments recognized in the Company’s financial statements and the amounts which are probable to be determined when certain conditions are met by agreements including purchase agreements, credit granting and others.

KT Corporation and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2012, 2013 and 2014

	2014
(in millions of Korean won)	Real Estate Finance		PEF & Investment Fund		Acquisition Finance		Asset-backed Securitization		Others		Total
Total amount of Unconsolidated Structured Entities Assets	￦	4,584,026	￦	3,894,693	￦	2,086,841	￦	4,828,936	￦	127,228	￦	15,521,724
Assets recognized in statement of financial position
Loans	￦	254,305	￦	360	￦	66,073	￦	170,826	￦	1,979	￦	493,543
Other financial assets		24,340		112,116		—		—		8,369		144,825
Jointly investment entities and associates		7,081		155,000		—		—		27,630		189,711

Total	￦	285,726	￦	267,476	￦	66,073	￦	170,826	￦	37,978	￦	828,079

Maximum loss exposure [1]
Investment Assets	￦	285,726	￦	267,476	￦	66,073	￦	170,826	￦	37,978	￦	828,079
Credit grants		88,000		—		—		—		—		88,000

Total	￦	373,726	￦	267,476	￦	66,073	￦	170,826	￦	37,978	￦	916,079

1	Maximum exposure to loss includes the investments recognized in the Company’s financial statements and the amounts which are probable to be determined when certain conditions are met by agreements including purchase agreements, credit granting and others.

39.    Information About Non-controlling Interests

Changes in Accumulated Non-controlling Interests

The profit or loss allocated to non-controlling interests and accumulated non-controlling interests of subsidiaries that are material to the Company for the years ended December 31, 2012, 2013 and 2014, is as follows:

	2012
(in millions of Korean won)	Non-controlling Interests rate(%)	Accumulated non-controlling interests at the beginning of the year		Profit or loss allocated to non-controlling interests		Dividends paid to non-controlling interests		Others		Accumulated non-controlling interests at the end of the year
KT Skylife Co., Ltd.	49.85%	￦	288,051	￦	1,792,439	￦	277,729	￦	93,876	￦	71,258
BC Card Co., Ltd	34.35%		338,954		702,707		1,395,463		81,986		119,261
KT Rental	42.00%		193,367		1,696,058		531,221		39,029		28,718
KT Powertel Co., Ltd.	55.15%		86,129		190,875		887,872		16,584		2,924
KT Hitel Co., Ltd	34.06%		347,509		608,213		254,099		120,249		158,877

	2013
(in millions of Korean won)	Non-controlling Interests rate(%)	Accumulated non-controlling interests at the beginning of the year		Profit or loss allocated to non-controlling interests		Dividends paid to non-controlling interests		Others		Accumulated non-controlling interests at the end of the year
KT Skylife Co., Ltd.	49.89%	￦	264,765	￦	29,081	￦	(8,662)	￦	(1,203)	￦	283,981
BC Card Co., Ltd	34.49%		208,923		35,949		(10,890)		27,734		261,716
KT Rental	42.00%		119,029		8,682		(2,986)		(1,057)		123,668
KT Powertel Co., Ltd.	55.15%		66,323		3,007		(669)		(755)		67,906
KT Hitel Co., Ltd	36.30%		45,507		(670)		—		11,183		56,020

KT Corporation and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2012, 2013 and 2014

	2014
(in millions of Korean won)	Non-controlling Interests rate(%)	Accumulated non-controlling interests at the beginning of the year		Profit or loss allocated to non-controlling interests		Dividends paid to non-controlling interests		Others		Accumulated non-controlling interests at the end of the year
KT Skylife Co., Ltd.	50.01%	￦	283,981	￦	26,828	￦	(10,538)	￦	(2,971)	￦	297,300
BC Card Co., Ltd	30.46%		261,716		31,414		(7,299)		7,100		292,931
KT Rental	42.00%		123,668		15,538		(1,903)		(121)		137,182
KT Powertel Co., Ltd.	55.15%		67,906		2,961		(631)		(5)		70,231
KT Hitel Co., Ltd	36.30%		56,020		2,195		—		(7,079)		51,136

Summarized Financial Information on Subsidiaries

The summarized financial information for each subsidiary with non-controlling interests that are material to the Company before inter-company eliminations as of December 31, 2012, 2013 and 2014, are as follows:

	2012
(in millions of Korean won)	KT Skylife Co., Ltd.		BC Card Co., Ltd.		KT Rental		KT Powertel Co., Ltd.		KT Hitel Co., Ltd.
Non-controlling Interests		49.85%		34.35%		42.00%		55.15%		34.06%
Current assets	￦	303,069	￦	1,792,439	￦	305,651	￦	93,877	￦	132,892
Non-current assets		338,495		735,663		1,388,370		81,985		116,339
Current liabilities		197,972		1,696,058		537,424		39,029		75,727
Non-current liabilities		94,677		211,820		889,060		16,584		3,784
Equity		348,915		620,224		267,537		120,249		169,719
Accumulated non-controlling interests		173,932		213,049		112,369		66,323		57,803
Operating revenue		574,829		3,128,882		368,228		124,936		443,431
Profit or loss for the year		55,546		103,797		11,072		12,527		(8,902)
Total comprehensive income		52,152		127,976		10,107		12,229		(10,659)
The profit or loss allocated to non-controlling interests		27,689		35,655		4,650		6,909		(3,032)
Cash flows from operating activities		170,815		18,310		105,771		8,734		(14,954)
Cash flows from investing activities		(76,320)		(35,116)		(265,429)		(6,997)		5,263
Cash flows from financing activities before dividends paid to non-controlling interests		(18,642)		8,070		169,963		—		—
Dividends paid to non-controlling interests		—		(5,290)		—		—		—
Effect of exchange rate change on cash and cash equivalents		—		—		—		—		(10)
Net (decrease)/increase in cash and cash equivalents		75,853		(14,026)		10,305		1,737		(9,701)

KT Corporation and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2012, 2013 and 2014

	2013
(in millions of Korean won)	KT Skylife Co., Ltd.		BC Card Co., Ltd.		KT Rental		KT Powertel Co., Ltd.		KT Hitel Co., Ltd.
Non-controlling Interests		49.89%		34.49%		42.00%		55.15%		36.30%
Current assets	￦	287,142	￦	2,292,323	￦	362,040	￦	87,932	￦	178,659
Non-current assets		397,509		672,427		1,826,231		79,199		115,006
Current liabilities		191,181		1,958,506		532,634		30,433		99,348
Non-current liabilities		91,887		216,505		1,363,625		13,579		3,296
Equity		401,583		789,738		292,013		123,119		191,021
Accumulated non-controlling interests		200,360		273,328		122,650		67,906		69,343
Operating revenue		630,469		3,102,968		886,959		112,905		582,925
Profit or loss for the year		72,724		128,475		32,400		5,453		3,551
Total comprehensive income		73,943		198,778		31,041		5,661		8,109
The profit or loss allocated to non-controlling interests		36,284		44,465		13,608		3,008		1,289
Cash flows from operating activities		141,282		273,904		(346,309)		16,010		11,108
Cash flows from investing activities		(218,797)		(17,335)		(39,246)		(15,794)		(18,199)
Cash flows from financing activities before dividends paid to non-controlling interests		(14,346)		10,216		392,098		(6,252)		13,192
Dividends paid to non-controlling interests		(8,344)		(10,051)		(2,075)		(1,538)		—
Effect of exchange rate change on cash and cash equivalents		—		—		(287)		—		(49)
Net (decrease)/increase in cash and cash equivalents		(100,205)		256,734		4,181		(7,574)		6,052

	2014
(in millions of Korean won)	KT Skylife Co., Ltd.		BC Card Co., Ltd.		KT Rental		KT Powertel Co., Ltd.		KT Hitel Co., Ltd.
Non-controlling Interests		50.01%		30.46%		42.00%		55.15%		36.30%
Current assets	￦	260,391	￦	2,023,465	￦	377,916	￦	83,846	￦	119,957
Non-current assets		422,618		676,923		2,278,469		73,484		107,037
Current liabilities		226,878		1,723,966		718,852		21,787		29,748
Non-current liabilities		19,448		70,957		1,598,798		8,209		1,681
Equity		436,683		905,465		338,735		127,334		195,565
Accumulated non-controlling interests		297,300		292,931		143,457		70,231		51,136
Operating revenue		656,430		3,298,144		1,074,569		105,250		494,455
Profit or loss for the year		55,162		134,450		51,388		5,368		12,205
Total comprehensive income		53,990		331,599		52,437		5,368		9,873
The profit or loss allocated to non-controlling interests		26,828		31,414		19,543		2,961		2,195
Cash flows from operating activities		140,057		176,019		(346,743)		10,190		65,096
Cash flows from investing activities		(20,889)		(21,699)		(35,632)		(647)		(44,712)
Cash flows from financing activities before dividends paid to non-controlling interests		(26,411)		(31,497)		359,510		(1,137)		—
Dividends paid to non-controlling interests		(10,538)		(7,299)		(1,903)		(631)		—
Effect of exchange rate change on cash and cash equivalents		—		—		—		—		(12)
Net (decrease)/increase in cash and cash equivalents		82,219		115,524		(24,768)		7,775		20,372

Transactions with Non-controlling Interests

The effect of changes in the ownership interest on the equity attributable to owners of the Company during the year is summarized as follows:

(in millions of Korean won)	2012		2013		2014
Carrying amount of non-controlling interests acquired [1]	￦	178,763	￦	14,353	￦	16,136
Consideration paid to non-controlling interests [2]		(15,359)		(16,202)		(9,764)

Excess of consideration paid recognized in parent’s equity	￦	163,404	￦	(1,849)		6,372

KT Corporation and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2012, 2013 and 2014

1	In 2012, the Company acquired 30.68% of the issued shares of BC Card Co., Ltd, a subsidiary of Vogo-BCC Investment Holdings Co., Ltd. and KGF-BCC LIMITED, for a purchase consideration of ￦288,828 million. The Company now holds 69.54% equity interest in BC Card Co., Ltd. The carrying amount of the non-controlling interests in BC Card Co., Ltd. at the date of acquisition was ￦272,273 million. As a result, the Company derecognized non-controlling interests of ￦172,376 million and recorded an increase in equity attributable to owners of the parent of ￦116,452 million.

In 2013, the Company acquired the remaining 40% of the issued shares of KT Dutch B.V., a subsidiary, for a purchase consideration of ￦3,980 million. The Company now holds 100% equity interest in KT Dutch B.V. The carrying amount of the non-controlling interests in KT Dutch B.V. at the date of acquisition was ￦14,353 million. As a result, the Company derecognized non-controlling interests of ￦14,353 million and recorded an increase in equity attributable to owners of the parent of ￦10,373 million.

In 2014, the Company acquired the shares of BC Card Co., Ltd., which had been held by KT Capital Co., Ltd. as a result of spin-off and merger of certain division of KT Capital Co., Ltd. The company’s effective percentage of ownership of BC Card Co., Ltd. increased from 65.51% to 69.54%. As a result, the carrying amount of controlling interest increased by ￦16,136 million.

2	In 2012, the Company’s non-controlling interest increased by 13.85% through inequality capital increase of KT Cloudware Corporation on March 26, June 13 and November 30, 2012. This resulted in an increase in the carrying amount of non-controlling interest of ￦4,060 million. Also, on November 21, 2012, the Company’s non-controlling interest increased by 9.09% through inequality capital increase of KT music Corporation. As a result, the carrying amount of non-controlling interest increased by ￦5,360 million.

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

In 2014, the convertible bonds issued by KT Music Corporation has been converted into common stocks, and as a result, common shares and share premium of the Company increased by ￦20,349 million. The Company’s ownership decreased from 57.78% to 49.99%, and accordingly, the carrying amount of non-controlling interest increased by ￦9,764 million.

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

KT Corporation and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2012, 2013 and 2014

Cash flows from discontinued operations for the year ended December 31, 2012, are as follows:

(in millions of Korean won)	2012
Cash flows from operating activities	￦	40,017
Cash flows from investing activities		(3,609)
Cash flows from financing activities		(28,243)
Changes in foreign exchange rates		(6)

Total cash flows	￦	8,159

41.    Subsequent Events

The Company merged KT Media Hub Co., Ltd., a subsidiary, on March 31, 2015.

As approved by the Company’s Board of Directors, the Company entered into the contract with Lotte Group to dispose all of its interests in KT Rental, a subsidiary which was included in the financial/rental segment, on March 11, 2015 and the deal closing is expected to be completed in the end of May, 2015. The assets and liabilities of disposal group as of December 31, 2014 are as follows.

(in millions of Korean won)
Cash and cash equivalents	￦	14,781
Trade and other receivables, net		124,364
Loans, net		84,878
Finance lease receivables, net		110,225
Other financial assets		4,192
Inventories, net		6,564
Property and equipment, net		2,008,855
Intangible assets, net		180,275
Other assets		61,296

Total assets		2,595,430
Trade and other payables		263,590
Finance lease liabilities, net		(107,688)
Borrowings		1,910,888
Other financial liabilities		3,400
Provisions		5,566
Deferred revenue		10,002
Other liabilities		33,094

Total liabilities	￦	2,118,852

Subsequent to December 31, 2014, the Company has issued the public bonds, as follows:

(in millions of Korean won)	Issue date	Total par value		Coupon rate	Maturity date
The 188-1st Public bond	Jan. 29, 2015	￦	160,000	2.35%	Jan. 29, 2020
The 188-2nd Public bond	Jan. 29, 2015		240,000	2.60%	Jan. 29, 2025
The 188-3rd Public bond	Jan. 29, 2015		50,000	2.86%	Jan. 29, 2035

Subsequent to December 31, 2014, the Company has issued the bonds in Japanese yen as follows:

	Issue date	Total par value	Coupon rate	Maturity date
2015 Samurai Bond	Feb. 24, 2015	JPY 15,000,000	0.48%	Feb. 23, 2018

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

KT CORPORATION
(Registrant)
/s/ CHANG-GYU HWANG
Name: Chang-Gyu Hwang
Title: Chief Executive Officer

Date: April 29, 2015