Form 20-F
period 2015-12-31
KT CORP
filed 2016-04-29
CIK 892450

As filed with the Securities and Exchange Commission on April 29, 2016

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2015

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

03155 Seoul, Korea

(Address of principal executive offices)

Kwang Suk Shin

KT Gwanghwamun Building East

33, Jong-ro 3-Gil, Jongno-gu

03155 Seoul, Korea

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

None

As of December 31, 2015, there were 244,849,800 shares of common stock, par value ￦5,000 per share, outstanding

(not including 16,262,008 shares of common stock held by the company as treasury shares)

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

All references to “Won” or “￦” in this annual report are to the currency of the Republic and all references to “Dollars,” “$,” “US$” or “U.S. dollars” are to the currency of the United States of America. Our monetary assets and liabilities denominated in foreign currency are translated into Won at the market average exchange rate announced by Seoul Money Brokerage Services, Ltd. (the “Market Average Exchange Rate”) on the balance sheet dates, which were, for U.S. dollars, ￦1,055.3 to US$1.00, ￦1,099.2 to US$1.00 and ￦1,172.0 to US$1.00 at December 31, 2013, 2014 and 2015, respectively. Our consolidated financial statements are expressed in Won and, solely for the convenience of the reader, the consolidated financial statements as of and for the year ended December 31, 2015 have been translated into United States dollars at the rate of ￦1,172.0 to US$1.00, the Market Average Exchange Rate in effect on December 31, 2015.

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

Item 2. Offer Statistics and Expected Timetable

Item 2.A.  Offer Statistics

Not applicable.

Item 2.B.  Method and Expected Timetable

Not applicable.

Item 3. Key Information

Item 3.A.  Selected Financial Data

You should read the selected consolidated financial data below in conjunction with the consolidated financial statements (“Consolidated Financial Statements”) as of December 31, 2013, 2014 and 2015 and for each of the years in the three-year period ended December 31, 2015, and the report of the independent registered public accounting firm on these statements included herein. These audited financial statements and the related notes have been prepared under International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). The selected consolidated financial data for the three years ended December 31, 2015 have been derived from our audited consolidated financial statements.

In addition to preparing financial statements in accordance with IFRS as issued by the IASB included in this annual report, we also prepare financial statements in accordance with IFRS as adopted by the Republic of Korea (“K-IFRS”), which we are required to file with the Financial Services Commission and the Korea Exchange under the Financial Investment Services and Capital Markets Act of Korea (“FSCMA”). English translations of such financial statements are furnished to the Securities and Exchange Commission under Form 6-K. During the three years ended December 31, 2015, we are required to adopt certain amendments and interpretations to K-IFRS, relating to presentation of operating profit. Additionally, under K-IFRS, revenue from the development and sale of real estate is recognized using the percentage of completion method. However, under IFRS as issued by the IASB, revenue from the development and sale of real estate is recognized when an individual unit of residential real estate is delivered to the buyer. Furthermore, in connection with the exercise of early redemption rights for certain commercial paper guaranteed by KT ENGCORE Co., Ltd. (formerly known as KT ENS Corporation until April 2015) (“KT ENGCORE”), our previously consolidated subsidiary until August 2014, we recognized financial losses relating to the resulting estimation of guarantee liabilities in our consolidated statements of operations prepared in accordance with IFRS as issued by the IASB for the year ended December 31, 2013 (which were issued on April 28, 2014), which were not reflected in our financial statements prepared in accordance with K-IFRS for the year ended December 31, 2013 (which were issued on March 13, 2014) as it was not possible to make a reasonable estimate of the liabilities at the time of issuing the K-IFRS financial statements. We subsequently reflected such losses in our K-IFRS financial statements for the year ended December 31, 2014. As a result, the presentation of operating results in our consolidated statements of operations prepared in accordance with IFRS as issued by the IASB included in this annual report differs from the presentation of operating results in our consolidated statements of operations prepared in accordance with K-IFRS. See “Item 5. Operating and Financial Review and Prospects—Item 5.A. Operating Results—Explanatory Note Regarding Presentation of Certain Financial Information under K-IFRS” for additional information.

The information set forth below is not necessarily indicative of the results of future operations and should be read in conjunction with “Item 5. Operating and Financial Review and Prospects” and our Consolidated Financial Statements and related notes included in this annual report.

Consolidated statement of operations data

	Year Ended December 31,
	2011(1)		2012(1)		2013(1)		2014(1)		2015		2015(2)
	(In billions of Won and millions of Dollars, except per share data)
Continuing Operations:
Operating revenue	￦	21,804	￦	24,110	￦	23,146	￦	22,613	￦	22,700	US$	19,368

Revenue		21,029		23,323		22,818		22,359		22,212		18,952
Others		775		787		328		253		488		417
Operating expenses		19,854		22,433		22,911		23,392		21,623		18,449

Operating profit		1,950		1,677		235		(779)		1,077		919
Finance income		270		498		278		253		273		233
Finance costs		(651)		(780)		(633)		(792)		(645)		(551)
Income from jointly controlled entities and associates		(5)		18		7		19		6		5

Profit (loss) from continuing operations before income tax		1,564		1,413		(114)		(1,299)		711		606

Income tax expense (benefit)		308		278		12		(271)		227		194
Profit (loss) for the year from the continuing operations		1,256		1,135		(126)		(1,028)		484		413

Discontinued operations:
Profit (loss) from discontinued operations		199		(30)		38		86		141		120

Profit (loss) for the year	￦	1,455	￦	1,105	￦	(88)	￦	(941)	￦	625	US$	533

Profit (loss) for the year attributable to:
Equity holders of the parent company	￦	1,445	￦	1,046	￦	(190)	￦	(1,030)	￦	546	US$	466
Profit (loss) from continuing operations		1,248		1,070		(216)		(1,094)		404		345
Profit (loss) from discontinued operations		197		(24)		26		64		142		121
Non-controlling interest	￦	10	￦	59	￦	102	￦	89	￦	78	US$	67
Profit from continuing operations		8		64		90		66		80		68
Profit (loss) from discontinued operations		2		(5)		12		22		(1)		(1)
Earnings per share attributable to the equity holders of the Parent Company during the period (in won):
Basic earnings (loss) per share	￦	5,943	￦	4,296	￦	(779)	￦	(4,215)	￦	2,231	US$	2
From continuing operations		5,130		4,396		(885)		(4,477)		1,650		1
From discontinued operations		813		(100)		106		262		581		1
Diluted earnings (loss) per share	￦	5,942	￦	4,295	￦	(782)	￦	(4,215)	￦	2,231	US$	2
From continuing operations		5,129		4,395		(888)		(4,477)		1,650		1
From discontinued operations		813		(100)		106		262		581		1

Consolidated statement of financial position data

	As of December 31,
Selected Statement of Financial Position Data	2011		2012		2013		2014		2015		2015 (2)
	(In billions of Won and millions of Dollars)
Assets:
Current assets:
Cash and cash equivalents	￦	1,462	￦	2,058	￦	2,071	￦	1,889	￦	2,559	US$	2,184
Trade and other receivables, net		6,191		5,908		5,240		4,811		4,847		4,136
Short-term loans, net		698		668		839		710		0		0
Current finance lease receivables, net		249		340		294		259		6		5
Other financial assets		259		246		480		333		293		250
Current income tax assets		1		1		35		4		4		3
Inventories, net		676		935		674		419		617		526
Other current assets		311		362		340		350		317		271

Total current assets		9,847		10,517		9,972		8,774		8,643		7,375

Non-current assets:
Trade and other receivables, net		1,725		1,073		813		849		680		580
Long-term loans, net		491		513		510		585		16		14
Non-current finance lease receivables, net		488		522		416		325		9		7
Other financial assets		622		672		673		705		658		562
Property and equipment, net		14,090		15,806		16,387		16,468		14,479		12,354
Investment property, net		1,159		1,155		1,105		1,060		1,102		940
Intangible assets, net		2,645		3,214		3,827		3,544		2,600		2,218
Investments in jointly controlled entities and associates		500		379		364		339		270		230
Deferred income tax assets		530		611		707		1,079		845		721
Other non-current assets		86		95		76		72		102		88
Total non-current assets		22,336		24,040		24,878		25,025		20,761		17,714

Total assets	￦	32,183	￦	34,558	￦	34,850	￦	33,799	￦	29,404	US$	25,089

Liabilities and Equity:
Current liabilities:
Trade and other payables	￦	5,902	￦	7,221	￦	7,414	￦	6,408	￦	6,274	US$	5,353
Current finance lease liabilities, net		46		14		19		20		61		52
Borrowings		2,125		3,197		3,021		2,956		1,726		1,473
Other financial liabilities		8		72		64		24		44		37
Current income tax liabilities		187		144		100		46		81		69
Provisions		123		206		115		111		104		89
Deferred income		168		171		144		144		98		84
Other current liabilities		220		242		348		279		311		266

Total current liabilities		8,780		11,267		11,224		9,987		8,699		7,423

Non-current liabilities:
Trade and other payables		652		701		1,059		909		574		490
Non-current finance lease liabilities, net		90		28		49		35		95		81
Borrowings		8,897		8,239		8,463		9,860		6,909		5,895
Other financial liabilities		288		70		179		191		104		88
Retirement benefit liabilities		426		549		586		594		524		447
Provisions		143		150		134		106		91		78
Deferred income		161		157		148		147		96		82
Deferred income tax liabilities		126		137		169		144		130		111
Other non-current liabilities		32		41		2		39		27		23

Total non-current liabilities		10,815		10,073		10,789		12,025		8,550		7,295

Total liabilities	￦	19,595	￦	21,340	￦	22,013	￦	22,012	￦	17,249	US$	14,717

Equity attributable to owners of the Parent Company
Paid-in capital
Capital stock	￦	1,564	￦	1,564	￦	1,564	￦	1,564	￦	1,564	US$	1,335
Share premium		1,440		1,440		1,440		1,440		1,440		1,229
Retained earnings		10,219		10,646		10,019		8,568		9,050		7,722
Accumulated other comprehensive income (expense)		(23)		1		25		26		14		12
Other components of equity		(1,497)		(1,343)		(1,321)		(1,261)		(1,233)		(1,052)
		11,704		12,309		11,728		10,338		10,836		9,246

Non-controlling interest		884		909		1,110		1,449		1,320		1,127
Total equity		12,588		13,218		12,837		11,788		12,156		10,372
Total liabilities and equity	￦	32,183	￦	34,558	￦	34,850	￦	33,799	￦	29,404	US$	25,089

Consolidated statement of cash flow data

	Year Ended December 31,
	2011		2012		2013		2014		2015		2015 (2)
	(In billions of Won and millions of Dollars)
Net cash generated from operating activities	￦	2,164	￦	5,725	￦	4,111	￦	1,916	￦	4,230	US$	3,609
Net cash provided by (used in) investing activities		(2,666)		(3,851)		(3,783)		(3,171)		(2,402)		(2,049)
Net cash provided by (used in) financing activities		772		(1,278)		(312)		1,072		(1,164)		(993)

Operating Data

	As of December 31,
	2011	2012	2013	2014	2015
Lines installed (thousands) (3)	23,925	25,242	24,264	23,930	23,607
Lines in service (thousands) (3)	15,900	15,121	14,032	13,713	12,440
Lines in service per 100 inhabitants (3)	30.8	30.2	27.4	26.7	24.1
Mobile subscribers (thousands)	16,563	16,502	16,454	17,300	18,038
Broadband Internet subscribers (thousands)	7,823	8,037	8,067	8,129	8,328

(1)	The comparative 2011, 2012, 2013 and 2014 consolidated statement of operations data were retrospectively restated because KT Rental Co., Ltd. and KT Capital Co., Ltd. were classified as discontinued operations in accordance with paragraph 32 in IFRS 5 during the year ended December 31, 2015. See Note 39 of the Consolidated Financial Statements.

(2)	For convenience, the Won amounts are expressed in U.S. dollars at the rate of ￦1,172.0 to US$1.00, the Market Average Exchange Rate in effect on December 31, 2015. This translation should not be construed as a representation that the Won amounts represent, have been or could be converted into U.S. dollars at that rate or any other rate.

(3)	Including public telephones.

Exchange Rate Information

The following table sets out information concerning the Market Average Exchange Rate for the periods and dates indicated:

Period	At End of Period	Average Rate (1)	High	Low
	(Won per US$1.00)
2009	1,167.6	1,276.4	1,573.6	1,152.8
2010	1,138.9	1,156.3	1,261.5	1,104.0
2011	1,153.3	1,108.1	1,199.5	1,049.5
2012	1,071.1	1,126.9	1,181.8	1,071.1
2013	1,055.3	1,095.0	1,159.1	1,051.5
2014	1,099.2	1,053.2	1,118.3	1,008.9
2015	1,172.0	1,131.5	1,203.1	1,068.1
November	1,150.4	1,152.0	1,173.4	1,129.5
December	1,172.0	1,172.2	1,186.1	1,156.8
2016 (through April 25)	1,141.1	1,190.1	1,240.9	1,132.3
January	1,208.4	1,201.7	1,212.7	1,172.0
February	1,235.4	1,217.4	1,236.1	1,195.1
March	1,153.5	1,188.2	1,240.9	1,153.5
April (through April 25)	1,141.1	1,147.6	1,156.5	1,132.3

Source: Seoul Money Brokerage Services, Ltd.

(1)	Represents the average of the Market Average Exchange Rates on each business day during the relevant period (or portion thereof).

Our monetary assets and liabilities denominated in foreign currency are translated into Won at the Market Average Exchange Rate on the balance sheet dates, which were, for U.S. dollars, ￦1,055.3 to US$1.00, ￦1,099.2 to US$1.00 and ￦1,172.0 to US$1.00 at December 31, 2013, 2014 and 2015, respectively.

Our consolidated financial statements are expressed in Won and, solely for the convenience of the reader, the consolidated financial statements as of and for the year ended December 31, 2015 have been translated into United States dollars at the rate of ￦1,172.0 to US$1.00, the Market Average Exchange Rate in effect on December 31, 2015.

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

Competition in the telecommunications sector in Korea is intense. In recent years, business combinations in the telecommunications industry have significantly changed the competitive landscape of the Korean telecommunications industry. In particular, SK Telecom Co., Ltd. (“SK Telecom”) acquired a controlling stake in Hanarotelecom Incorporated in 2008, which was renamed SK Broadband Co., Ltd. (“SK Broadband”). The acquisition enabled SK Telecom to provide fixed-line telecommunications, broadband Internet access and Internet Protocol Television (“IPTV”) services together with its mobile telecommunications services. In January 2010, LG Dacom Corporation (“LG Dacom”) and LG Powercom Co., Ltd. (“LG Powercom”) merged into LG Telecom Co., Ltd., which subsequently changed its name to LG U+. The merger enabled LG U+ to provide a similar range of services as SK Telecom and us. Our inability to adapt to such changes in the competitive landscape could have a material adverse effect on our business, financial condition and results of operations.

In addition to our competition with integrated telecommunications service providers, we face increasing competition from specific service providers, such as Internet phone service providers, Internet text message service providers, voice resellers and call-back service providers. In recent years, the increasing popularity of Internet phone and free text message services, such as Skype and Kakao Talk, has had a negative impact on demand for our telecommunications and text message services while creating additional data transmission usage by our Internet and mobile subscribers. Our inability to adapt to such changes in the competitive landscape could have a material adverse effect on our business, financial condition and results of operations.

Mobile Service. We provide mobile services based on Wideband Code Division Multiple Access (“W-CDMA”) technology and Long-Term Evolution (“LTE”) technology. Competitors in the mobile telecommunications service industry are SK Telecom and LG U+. We had a market share of 30.6% as of December 31, 2015, making us the second largest mobile telecommunications service provider in Korea. SK Telecom had a market share of 49.1% as of December 31, 2015. Mobile subscribers are allowed to switch their service provider while retaining the same mobile phone number. Mobile service providers also grant subsidies to subscribers who purchase new handsets and agree to a minimum subscription period. Such mobile number portability and handset subsidies previously intensified competition among the mobile service providers and increased their marketing expenses. In addition, wide variation in subsidy amounts paid to subscribers led to concerns relating to consumer discrimination over time. Consequently, in order to enhance transparency in subsidy amounts paid to subscribers, the Act on Improvement of Mobile Telecommunication Device Distribution System (the “Handset Distribution Reform Act”), which limits the amount of handset subsidies offered by service providers, was enacted in October 2014. As a result, price competition through handset subsidies has become less prevalent. However, if regulations are amended to allow a greater amount of subsidies and mobile service providers adopt a strategy of expanding market share through price competition, it could lead to a decrease in our net profit margins.

Since 2011, SK Telecom, LG U+ and we have launched fourth-generation (“4G”) mobile telecommunications services based on LTE technology, which has further intensified competition among the three companies and resulted in an increase in marketing expenses and capital expenditures related to implementing and providing 4G LTE services. Furthermore, as SK Telecom, LG U+ and we continue to compete to improve network quality in order to accommodate increased data usage of subscribers, we may incur significant expenses to acquire additional bandwidth spectrums and various fixed assets. We believe that the continuing intense competition among major telecommunications operators in Korea may have a material adverse impact on our results of operations.

Fixed-line Telephone Services. Before December 1991, we were the sole provider of local, domestic long-distance and international long-distance telephone services in Korea. Since then, various competitors have entered the local, domestic long-distance and international long-distance telephone service markets in Korea, which have eroded our market shares. LG U+ and SK Broadband currently provide local, domestic long-distance and international long-distance telephone services. In addition, Sejong Telecom, Inc. (formerly, Onse Telecom Corporation) and SK Telink, Inc. currently provide domestic long-distance and international long-distance telephone services. We also compete with specific service providers, such as Internet phone service providers, voice resellers and call-back service providers, that offer international long-distance service in Korea. While we offer our own Internet phone service, the entry of these and other potential competitors into the local, domestic long-distance and international long-distance telephone service markets has had and may continue to have a material adverse effect on our revenues and profitability from these services. As of December 31, 2015, we had a market share in local telephone service of 80.6% and a market share in domestic long distance service of 78.9%. Further increase in competition may decrease our market shares in such businesses. As part of our efforts to improve our operational efficiencies, we transferred all operations relating to fixed-line sales activities (including on-site sales, line activation, after service, and customer center operations) to our subsidiaries in 2014.

Internet Services. The Korean broadband Internet access service market has experienced significant growth in the past decade. SK Broadband (formerly Hanarotelecom) entered the broadband market in 1999 offering both Hybrid Fiber Coaxial (“HFC”) and Asymmetric Digital Subscriber Line (“ADSL”) services. We also began offering broadband Internet access service in 1999, followed by Dreamline, Sejong and LG U+. In recent years, numerous cable television operators have also begun to offer HFC-based services at rates lower than ours. We had a market share of 41.6% as of December 31, 2015. In November 2015, SK Broadband announced its plan to acquire a majority stake in CJ HelloVision Co., Ltd. (“CJ HelloVision”), the largest cable multiple system operator with a market share of 14.4% of the paid TV services market in Korea as of 2015. CJ HelloVision provides Internet access service, Internet phone service and wireless communications services. The merger proposal is currently being reviewed by the Government due to anti-trust concerns, among others. If the merger is approved as currently proposed, SK Telecom is expected to further increase its market share of various businesses such as Internet access service, IPTV and wireless communications markets. As a result of having to compete with a number of competitors and the maturing of the Internet access service market, we currently encounter, and we expect to encounter, pressure to increase marketing expenses in the future.

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

One of the principal limitations on a wireless network’s subscriber capacity is the amount of bandwidth spectrum allocated to a service provider. We currently use 40 MHz of bandwidth in the 2.1 GHz spectrum, of which 20 MHz is used for our 4G LTE services and the remaining 20 MHz of bandwidth for our IMT-2000 services based on W-CDMA wireless network standards. We also use 20 MHz of bandwidth in the 900 MHz spectrum and 35 MHz of bandwidth in the 1.8 GHz spectrum for our 4G LTE services. For more information on our licenses to bandwidth spectrum, see “Item 4. Information on the Company—Item 4.D. Property, Plants and Equipment—Mobile Networks.”

The growth of our mobile telecommunications business and the increase in usage of wireless data transmission services have been significant factors in the increased utilization of our bandwidth, since wireless data applications are generally more bandwidth-intensive than voice services. The current trend of increasing data transmission use and the increasing sophistication of multimedia contents are likely to put additional strain on the bandwidth capacity of mobile service providers. In the event we are unable to maintain sufficient bandwidth capacity by renewing existing bandwidth spectrum, receiving additional bandwidth allocation, or cost-effectively implementing technologies that enhance bandwidth usage efficiency, our subscribers may perceive a general decrease in quality of mobile telecommunications services. No assurance can be given that bandwidth constraints will not adversely affect the growth of our mobile telecommunications business. Furthermore, we may be required to pay a substantial amount to acquire bandwidth capacity in order to meet increasing bandwidth demand, which may adversely affect our financial condition and results of operations.

Introduction of new services, including our 4G LTE services, poses challenges and risks to us.

The telecommunications industry is characterized by continual advances and improvements in telecommunications technology, and we have been continually researching and implementing technology upgrades and additional telecommunication services to maintain our competitiveness. For example, in March 2005, we acquired a license to provide wireless broadband Internet access (“WiBro”) service for ￦126 billion, and commercially launched our service in June 2006. We completed the upgrade of our 4G WiBro network and expanded our WiBro service coverage to 84 cities nationwide and major highways in March 2011, which we believe allows us to provide WiBro services at speeds that are approximately three times faster than our previous 3G network at a lower cost, and had 685,081 subscribers as of December 31, 2015. The number of our WiBro subscribers decreased in 2015 compared to 2014, as more WiBro subscribers chose to access the internet using our 4G LTE network rather than WiBro following the proliferation of 4G LTE services since 2013. Furthermore, we focused our subscriber retention efforts during 2015 on our mobile subscribers rather than our WiBro subscribers. We are also continually upgrading our broadband network to enable better fiber-to-the-home (“FTTH”) connection, which enhances data transmission speed and connection quality. FTTH is a telecommunication architecture in which a communication path is provided over optical fiber cables extending from the telecommunications operator’s switching equipment to the boundary of home or office. FTTH uses fiber optic cable, which is able to carry a high-bandwidth signal for longer distances without degradation. FTTH also enables us to deliver digital media content, such as IPTV, with higher stability.

In addition, we have been building more advanced mobile telecommunications networks based on LTE technology, which is generally referred to as 4G technology, and commenced providing commercial 4G LTE services in the Seoul metropolitan area in January 2012. We completed the expansion of our 4G LTE service coverage nationwide in October 2012. Several wireless carriers in the United States, Europe and Asia commenced LTE services in recent years and LTE technology is currently widely accepted as the standard 4G technology. LTE technology enables data to be transmitted faster than W-CDMA, generally providing a downloading speed of 75 Mbps per 10 MHz. Our LTE services provides a downloading speed of up to 300 Mbps for downloading (for which 40 MHz of bandwidth is used) by utilizing inter-band carrier aggregation technology. We introduced the GiGA LTE service in June 2015, linking “Wideband LTE-A X4” and wireless LAN service (“WiFi”) signals and thereby increasing data transmission speed to up to 1.17 Gbps for downloading. We believe that the faster data transmission speed of the LTE network allows us to offer significantly improved wireless data transmission services with faster wireless access to multimedia content. Accordingly, we have made extensive efforts to develop advanced technologies as well as to provide a variety of services with enhanced speed, latency and connectivity. However, no assurance can be given that our new services will gain broad market acceptance such that we will be able to derive revenues from such services to justify the license fee, capital expenditures and other investments required to provide such services.

We may not be able to successfully pursue our strategy to acquire businesses and enter into joint ventures that complement or diversify our current business, and we may need to incur additional debt to finance such expansion activities.

One key aspect of our overall business strategy calls for acquisitions of businesses and entering into joint ventures that complement or diversify our current business. In March 2014, the investment business division of KT Capital Co., Ltd., including 3,059,560 common shares of BC Card Co., Ltd. that KT Capital Co., Ltd. held, was spun off and merged into KT Corporation. On August 20, 2015, we and our consolidated subsidiary, KT Hitel Co., Ltd., sold the entire 100% stake of KT Capital Co., Ltd. to JCF III K Holdings LLC for a total of ￦299 billion. In January 2011, we acquired 5,600,000 shares of redeemable convertible preferred stock with voting rights and convertible bonds that were convertible into 5,600,000 shares of common stock of KT Skylife Co., Ltd. (“KT Skylife”), a provider of satellite TV service which may also be packaged with our IPTV services, from Dutch Savings Holdings B.V. for approximately ￦246 billion. We exercised the conversion rights on the redeemable convertible preferred stock and the convertible bonds in March 2011, and owned a 49.9% interest in KT Skylife as of December 31, 2015. In March 2015, KT Media Hub Co., Ltd. was merged into KT Corporation to increase management efficiency and promote synergy among our existing businesses.

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

We also negotiate collective bargaining agreements every two years with our labor union and annually negotiate a wage agreement. Our current collective bargaining agreement expires on November 15, 2017. Although we have been able to reach collective bargaining agreements and wage agreements with our labor union in recent years, there can be no assurance that we will not experience labor disputes and unrests resulting from disagreements with the labor union in the future.

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

Under current Government regulations, if a network service provider has the largest market share for a specified type of service and its revenue from that service for the previous year exceeds a specific revenue amount set by the MSIP, it must obtain prior approval from the MSIP for the rates and the general terms for that service. Each year, the MSIP designates service providers whose rates and general terms of service must be approved by the MSIP. In recent years, the MSIP had designated us for local telephone service and SK Telecom for mobile service, and the MSIP, in consultation with the Ministry of Strategy and Finance, currently approves rates charged by us and SK Telecom for such services.

The MSIP currently does not regulate our domestic long-distance, international long-distance, broadband Internet access and mobile service rates, but the inability to freely set our local telephone service rates may hurt profits from such business and impede our ability to compete effectively against our competitors. See “Item 4. Information on the Company—Item 4.B. Business Overview—Regulation—Rates.” The form of our standard agreement for providing local network service and each agreement for interconnection with other service providers are also subject to approval by the MSIP. In addition, the MSIP may periodically announce public policy guidelines or suggestions that we take into consideration in setting our tariffs for non-regulated services. As a result of discussions with the MSIP, after a series of reductions, we abolished our activation fee relating to our mobile services completely in March 2015. In December 2015, we decided to lower our early termination fee to 25.1% of the existing fees relating to our broadband internet access service, internet phone or IPTV or such products bundled with our fixed-line telephone service. We expect such policy to be in effect by the first half of 2016. There can be no assurance that we will not adopt other tariff-reducing measures in the future to comply with the Government’s public policy guidelines or suggestions.

The MSIP may revoke our licenses or suspend any of our businesses if we fail to comply with its rules, regulations and corrective orders, including the rules restricting beneficial ownership and control or any violation of the conditions of our licenses. Alternatively, in lieu of suspension of our business, the MSIP may levy a monetary penalty of up to 3.0% of the average of our annual revenue for the preceding three fiscal years. For example, in December 2013, the KCC imposed a combined fine of approximately ￦106 billion on SK Telecom, LG U+ and us (our fine being approximately ￦30 billion), which is the largest fine ever imposed by the KCC on local mobile operators for providing excessive subsidies to new subscribers. In March 2014, the MSIP imposed a 45-day suspension on each of us, SK Telecom and LG U+ from accepting new subscribers as a result of continuing to offer excessive handset subsidies to new subscribers, despite the order from the KCC prohibiting such subsidies. Additionally, the MSIP announced that it plans to bring criminal charges with fines of up to ￦150 million and imprisonment of less than three years against any carrier and responsible personnel that fails to adhere to the suspension or continues to offer illegal subsidies after the suspension is completed. In August 2014, the KCC again imposed a combined fine of approximately ￦58 billion on SK Telecom, LG U+ and us (our fine being approximately ￦11 billion) for providing excessive handset subsidies, and also imposed temporary suspensions on accepting new subscribers for seven days on SK Telecom and LG U+. In December 2014, the KCC further imposed a fine of approximately ￦8 billion on each of SK Telecom, LG U+ and us for providing excessive handset subsidies and in March 2015 the KCC again imposed a combined fine of approximately ￦34 billion on SK Telecom, LG U+ and us (our fine being approximately ￦9 billion) for violation of regulations relating to handset sales, in connection with a used handset buyback program that we and the other telecommunications operators were promoting. On March 12, 2015, the KCC imposed a fine of ￦870 million for violation of restrictions on handset subsidies relating to our compensation program for used handsets. On June 24, 2015, the KCC imposed a fine of ￦52 million for violating privacy related regulations and undermining consumer interests. On July 31, 2015, the KCC imposed a fine of ￦350 million for infringing upon consumer interests by advertising false and exaggerated information about bundled products. For more information about the penalties imposed for violating Government regulations, see “Item 8. Financial Information—Item 8.A. Consolidated Statements and Other Financial Information—Legal Proceedings.” The revocation of our licenses, suspension of our business or imposition of monetary penalties by the MSIP could have a material adverse effect on our business.

On October 1, 2014, the Handset Distribution Reform Act went into effect. The Handset Distribution Reform Act regulates, among other matters, the sale and subsidies of mobile devices such as smartphones, with one of its purposes being to induce telecommunication operators to compete in lowering the costs of communications and encourage the manufacturers to reduce handset factory prices, while improving service quality. Under the Handset Distribution Reform Act, consumers may not be discriminated in terms of subsidies based on their age, place of residence or monthly subscription plan when using their existing mobile phones, buying a new phone or switching their mobile carriers. Furthermore, everyone, regardless of their status, is entitled to receive either a handset subsidy for the purchase of mobile phone models that were launched within the last 15 months, or a tariff discount (with the current discount rate set at 20%, effective as of April 24, 2015). The maximum amount of handset subsidy that telecommunications operators and handset manufacturers may offer is determined by Korean telecommunication regulators (such limit to be determined between ￦250,000 and ￦350,000, and may be adjusted every six months, with the current limit set at ￦330,000, effective as of April 8, 2015). Telecommunications operators are also required to publicly announce the amount of handset subsidy that they offer, which may not be readjusted within one week after such announcement. In addition, telecommunications operators are prohibited from using misleading or exaggerated advertisements, such as advertisements that mobile phones are free without adequately explaining that it is preconditioned on signing up for high-priced monthly subscription plans.

The Government also sets the policies regarding the use of radio frequencies and allocates the spectrum of radio frequencies used for wireless telecommunications by an auction process or by a planned allocation. For a discussion of the Government’s recent policies and practices on bandwidth spectrum allocation, see “—Item 3.D. Risk Factors—Failure to renew existing bandwidth spectrum, acquire adequate additional bandwidth spectrum or use our bandwidth efficiently may adversely affect our mobile telecommunications business and results of operations.” The new allocations of bandwidth could increase competition among wireless service providers, which may have an adverse effect on our business.

We also plan to put more focus on the Internet protocol (“IP”) media market, and we began offering IPTV services in November 2008. IPTV is a service which combines video-on-demand services with real-time high definition broadcasting via broadband networks. The MSIP and the KCC have the authority to regulate IPTV services. Under the Internet Multimedia Broadcasting Business Act, anyone intending to engage in the IPTV services business must first obtain a license from the MSIP. Moreover, anyone intending to provide linear channel programs focused on news or contents that generally combine news, culture entertainment, and any other similar contents with IPTV providers, must obtain approval from the KCC. Furthermore, anyone intending to provide contents relating to the introduction of consumer products and other similar marketing linear channel programs with IPTV providers must obtain additional approval from the MSIP. In addition, KT Skylife (formerly Korea Digital Satellite Broadcasting Co., Ltd.), which became our consolidated subsidiary starting in January 2011, offers satellite TV services, which may also be packaged with our IPTV services. KT Skylife is also subject to regulation by the MSIP and the KCC pursuant to the Korea Broadcasting Act. In March 2015, amendments to the Internet Multimedia Broadcasting Business Act were promulgated. Under such amendments, a single pay TV operator (including its affiliates) may not have more than one-third of the market share of all pay TV subscribers in Korea. The restriction on market share is in effect until June 27, 2018.

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

The Monopoly Regulation and Fair Trade Act provides for various regulations and restrictions on large business groups enforced by the Korea Fair Trade Commission. The Korea Fair Trade Commission designated us as a large business group under the Monopoly Regulation and Fair Trade Act on April 1, 2002. Our business relationships and transactions with our subsidiaries, affiliates and other companies within the KT group are subject to ongoing scrutiny by the Fair Trade Commission as to, among other things, whether such relationships and transactions constitute undue financial support among companies of the same business group. We are also subject to the fair trade regulations limiting debt guarantees for other domestic member companies of the same group and cross-shareholdings among domestic member companies of the same group. Additionally, we are subject to a prohibition, in effect since July 25, 2014, against circular shareholding among any three or more entities within our business group. For example, in 2015, we were fined ￦2 billion by the Korea Fair Trade Commission for using monopolistic status to exclude competitors in the corporate messaging business. Any future determination by the Korea Fair Trade Commission that we have engaged in transactions that violate the fair trade laws and regulations may result in fines or other punitive measures and may have a material adverse effect on our reputation and our business.

The reported investigations of and any adverse publicity associated with Mr. Suk-Chae Lee, our former chief executive officer, and our other former executive officers or directors could have a material adverse effect on our business, reputation and stock price.

On November 12, 2013, Mr. Suk-Chae Lee resigned from his position as the president and chief executive officer of KT Corporation following the investigation by prosecutors for alleged embezzlement and breach of fiduciary duty. A warrant for Mr. Lee’s arrest and detainment was submitted for approval to the Seoul Central District Court in January 2014, but was denied due to lack of ascertainable evidence for his arrest. In April 2014, the Seoul Central District prosecutor’s office charged Mr. Lee with embezzlement and breach of fiduciary duty, and also charged Mr. Il Yung Kim, our former standing director and former president of the KT Corporate Center, as a co-conspirator in the breach of fiduciary duty by Mr. Lee, and Mr. Yu-Yeol Seo, our former president of Home Business Group, as a co-conspirator in Mr. Lee’s embezzlement. On September 24, 2015, the Seoul District Court acquitted Mr. Lee of the charges of embezzlement and breach of fiduciary duty. Mr. Kim and Mr. Seo were also acquitted of the conspiracy charges. The prosecution has appealed the judgments. The appeals are still ongoing, and we cannot be certain at this time what the outcome will be. However, there can be no assurance that any further developments in the trials will not adversely affect our business or cause our stock price to decline.

The reported investigation of and any adverse publicity associated with our previous subsidiary, KT ENGCORE, could have a material adverse effect on our business, reputation and stock price.

An employee of KT ENGCORE, our consolidated subsidiary until August 2014, and several companies, some of which are KT ENGCORE’s subcontractors, allegedly worked together to forge documents, including a forged proof of accounts receivable, to incur borrowings, of which ￦290 billion remains unpaid, from 16 Korean banks since 2008 in over 460 transactions, which were allegedly secured by the forged accounts receivable and endorsed by KT ENGCORE. KT ENGCORE’s management neither had knowledge of nor approved such transactions. On February 11, 2014, police raided the offices of the subcontractors in connection with their investigation of the loans. Upon discovery of the incident, KT ENGCORE immediately suspended the employee in question without pay, pending the results of the investigations for any further disciplinary actions. The employee and several other persons involved in the incident were sentenced to prison terms by the Seoul Central District Court in August 2014 and by the appellate court subsequently.

In March 2014, KT ENGCORE filed for court receivership with the Seoul Central District Court, based on its inability to pay approximately ￦49 billion in commercial paper that became due after early redemption rights were exercised. The commercial paper had been issued in connection with construction of a solar power plant by a contractor of the project and guaranteed by KT ENGCORE. KT ENGCORE faced difficulties in preventing such exercise of redemption rights following the above incident, and we declined to provide additional financial support to KT ENGCORE to repay the redeemed commercial paper. In August 2014, the Seoul Central District Court approved KT ENGCORE’s restructuring plan, and determined that KT ENGCORE is only responsible for 15% of the borrowings which remain unpaid, or approximately ￦46 billion. Pursuant to the plan, KT ENGCORE is expected to repay all of its currently outstanding obligations. The banks have appealed the decision of the Seoul Central District Court, and the trial over the appeal is currently ongoing. While KT ENGCORE’s restructuring is unlikely to have a material impact on our results of operations or financial condition on a consolidated basis, as KT ENGCORE has not been our consolidated subsidiary since 2014 due to its filing for court receivership, and our interest in KT ENGCORE was classified as available-for-sale securities, any future legal proceedings against KT ENGCORE and/or us may lead to significant losses. Such losses, as well as any adverse publicity associated with the incident, could have a material adverse effect on our business, reputation and stock price.

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

For example, in July 2012, the police arrested two individuals in connection with the alleged theft of personal information relating to approximately 8.7 million of our mobile phone subscribers. The individuals in question stole personal information through a series of hackings starting from February 2012 into our New Service and Technology Evolution Program (“N-STEP”), our mobile customer information system. Since the incident, approximately 29,800 of our mobile phone subscribers filed a total of 16 lawsuits against us in connection with the N-STEP hackings, alleging that we failed to protect their personal information, and are seeking total damages of approximately ￦15 billion. From August 2014 to October 2015, various district courts have awarded damages of ￦100,000 per plaintiff for 13 of the cases involving a total of approximately 29,000 of the subscribers, resulting in damages of approximately ￦3 billion to us, while the remaining trials are currently ongoing at various district courts. We have appealed the district courts’ decisions and the appeals are currently ongoing at the Seoul High Court.

Furthermore, in March 2014, the police arrested three individuals in connection with their alleged theft of personal information relating to approximately 9.8 million of our subscribers. The individuals in question stole the personal information of our subscribers through a series of hackings into our main homepage starting from February 2014. Since the incident, approximately 13,450 subscribers filed 19 lawsuits against us in connection with the information theft, seeking total damages of approximately ￦7 billion. The trials are currently ongoing at various district courts. In June 2014, we were fined ￦85 million by the KCC and were ordered to take corrective measures in connection with the most recent hacking incident. We filed an administrative appeal in August 2014 in connection with the KCC fine, and the appeal is currently ongoing at the Seoul Administrative Court.

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

Substantially all of our revenues are denominated in Won. Depreciation of the Won may materially affect the results of our operations because, among other things, it causes an increase in the amount of Won required by us to make interest and principal payments on our foreign-currency-denominated debt, the costs of telecommunications equipment that we purchase from overseas sources, net settlement payments to foreign carriers and certain payments related to our derivative instruments entered into for foreign exchange risk hedging purposes. Of the ￦8,635 billion total principal amount of borrowings outstanding as of December 31, 2015, ￦2,674 billion was denominated in foreign currencies with a weighted average interest rate of 3.62%. The interest rates of such debt denominated in foreign currencies ranged from 0.48% (Japanese Yen 15 billion bond issued in 2015) to 6.50% (US$100 million fixed rate notes due 2034 issued under our medium-term note program). Upon identification and evaluation of our currency risk exposures, we, having considered various circumstances, enter into derivative financial instruments to try to manage some of such risks. Although the impact of exchange rate fluctuations has in the past been partially mitigated by such strategies, our results of operations have historically been affected by exchange rate fluctuations and there can be no assurance that such strategies will be sufficient to reduce or eliminate the adverse impact of such fluctuations in the future. See “—Item 3.A. Selected Financial Data—Exchange Rate Information”, “Item 5. Operating and Financial Review and Prospects—Item 5.B. Liquidity and Capital Resources” and “Item 11. Quantitative and Qualitative Disclosures About Market Risk—Exchange Rate Risk.”

Fluctuations in the exchange rate between the Won and the Dollar will also affect the Dollar equivalent of the Won price of the shares of our common stock on the KRX Korea Composite Stock Price Index (“KOSPI”) Market and, as a result, will likely affect the market price of the ADSs. These fluctuations will also affect the Dollar conversion by the depositary for the ADRs of cash dividends, if any, paid in Won on shares of common stock represented by the ADSs.

We may be exposed to potential claims for unpaid wages and become subject to additional labor costs arising from the Supreme Court of Korea’s interpretation of ordinary wages.

Under the Labor Standards Act, an employee’s “ordinary wage” is a key legal construct used to calculate many statutory benefits and entitlements in Korea. Increasing or decreasing the amount of compensation included in employees’ ordinary wages has the effect of increasing or decreasing the amounts of various statutory entitlements that are calculated based on “ordinary wage,” such as overtime premium pay. Under guidelines previously issued by the Ministry of Employment and Labor, prior to the Supreme Court decision described below, an employee’s ordinary wage included base salary and certain fixed monthly allowances for work performed overtime during night shifts and holidays. Prior to the Supreme Court of Korea’s decision described below, companies in Korea had typically interpreted these guidelines as excluding from the scope of ordinary wages fixed bonuses that are paid other than on a monthly basis, namely on a bi-monthly, quarterly or biannual basis.

On December 18, 2013, the Supreme Court of Korea ruled that regular bonuses (including those that are paid other than on a monthly basis) shall be deemed ordinary wages if these bonuses are paid “regularly” and “uniformly” on a “fixed basis” notwithstanding differential amounts based on seniority. Under this decision, any collective bargaining agreement or labor-management agreement which attempts to exclude such regular bonuses from employees’ ordinary wages will be deemed void for violation of the mandatory provisions of Korean law. However, the Supreme Court of Korea further ruled that, in certain limited situations, an employee’s claim of underpayment under the expanded scope of ordinary wages for the past three years may be denied based on the principles of good faith, even though the claim is raised within the statute of limitations period. Following this Supreme Court Decision, the Ministry of Employment and Labor issued a Guideline for Labor and Management on Ordinary Wages on January 23, 2014. A bill for amendment to the Labor Standard Act, which includes a definition of “ordinary wages” as “entire money and valuables determined in advance to be provided to the employee by the employer as wages, regardless of its name, in exchange of the prescribed or total work of the employee,” is currently pending at the sub-committee level of the National Assembly.

While we currently are not subject to any claims of underpayment from our current or former employees, the Supreme Court decision may result in additional labor costs for us in the form of additional payments required under the expanded scope of ordinary wages, both those incurred during the past three years and those to be incurred in the future. Any such additional payments may have an adverse effect on our financial condition and results of operation.

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

In recent years, adverse conditions and volatility in the worldwide financial markets, fluctuations in oil and commodity prices and the general weakness of the global economy have contributed to the uncertainty of global economic prospects in general and have adversely affected, and may continue to adversely affect, the Korean economy. The value of the Won relative to major foreign currencies in general and the U.S. dollar in particular has also fluctuated widely. See “—Item 3.A. Selected Financial Data—Exchange Rate Information.” A depreciation of the Won increases the cost of imported goods and services and the Won revenue needed by Korean companies to service foreign currency denominated debt. An appreciation of the Won, on the other hand, causes export products of Korean companies to be less competitive by raising their prices in terms of the relevant foreign currency and reduces the Won value of such export sales. Furthermore, as a result of adverse global and Korean economic conditions, there has been volatility in the stock prices of Korean companies in recent years. Future declines in the KOSPI and large amounts of sales of Korean securities by foreign investors and subsequent repatriation of the proceeds of such sales may adversely affect the value of the Won, the foreign currency reserves held by financial institutions in Korea, and the ability of Korean companies to raise capital. Any future deterioration of the Korean or global economy could adversely affect our business, financial condition and results of operations.

Developments that could have an adverse impact on Korea’s economy in the future include:

•	continued volatility or deterioration in Korea’s credit and capital markets;

•	difficulties in the financial sectors in Europe, China and elsewhere and increased sovereign default risks in selected countries and the resulting adverse effects on the global financial markets;

•

adverse changes or volatility in foreign currency reserve levels, commodity prices (including oil prices), exchange rates (including fluctuation of the U.S. dollar, the Euro or Japanese Yen exchange rates or revaluation of the Chinese Renminbi), interest rates, inflation rates or stock markets;

•	increasing levels of household debt;

•

continuing adverse conditions in the economies of countries and regions that are important export markets for Korea, such as the United States, Europe, Japan and China, or in emerging market economies in Asia or elsewhere;

•	further decreases in the market prices of Korean real estate;

•	increasing delinquencies and credit defaults by consumer and small- and medium-sized enterprise borrowers;

•	declines in consumer confidence and a slowdown in consumer spending;

•	social and labor unrest;

•	increases in social expenditures to support an aging population in Korea or decreases in economic productivity due to the declining population size in Korea;

•	the economic impact of any pending or future free trade agreements;

•	geo-political uncertainty and risk of further attacks by terrorist groups around the world;

•	the occurrence of severe health epidemics in Korea or other parts of the world, including the recent Ebola, Middle East Respiratory Syndrome and Zika virus outbreaks;

•

deterioration in economic or diplomatic relations between Korea and its trading partners or allies, including deterioration resulting from territorial or trade disputes or disagreements in foreign policy;

•

political uncertainty or increasing strife among or within political parties in Korea, and political gridlock within the Government or in the legislature, which prevents or disrupts timely and effective policy making;

•	natural disasters that have a significant adverse economic or other impact on Korea or its major trading partners;

•

hostilities or political or social tensions involving countries in the Middle East and North Africa and any material disruption in the supply of oil or significant decrease or increase in the price of oil; and

•	an increase in the level of tensions or an outbreak of hostilities between North Korea and Korea or the United States.

Escalations in tensions with North Korea could have an adverse effect on us.

Relations between Korea and North Korea have been tense throughout Korea’s modern history. The level of tension between the two Koreas has fluctuated and may increase abruptly as a result of future events. In particular, there continues to be uncertainty regarding the long-term stability of North Korea’s political leadership since the succession of Kim Jong-un to power following the death of his father in December 2011, which has raised concerns with respect to the political and economic future of the region.

In addition, there have been heightened security concerns in recent years stemming from North Korea’s nuclear weapon and long-range missile programs as well as its hostile military actions against Korea. Some of the significant incidents in recent years include the following:

•

On February 7, 2016, North Korea launched a rocket, claimed by them to be carrying a satellite intended for scientific observation. The launch was widely suspected by the international community to be a cover for testing a long-range missile capable of carrying a nuclear warhead. On February 18, 2016, U.S. President Barack Obama signed into law mandatory sanctions on North Korea to punish it for its recent nuclear and missile tests, human rights violations and cyber crimes. The bill, which marks the first measure by the United States to exclusively target North Korea, is intended to seize the assets of anyone engaging in business related to North Korea’s weapons program, and authorizes US$50 million over five years to transmit radio broadcasts into the country and support humanitarian assistance projects. On March 2, 2016, the United Nations Security Council voted unanimously to adopt a resolution to impose sanctions against North Korea, which include inspection of all cargo going to and from North Korea, a ban on all weapons trade and the expulsion of North Korean diplomats who engage in “illicit activities.” Also, on March 4, 2016, the European Union announced that it would expand its sanctions on North Korea, adding additional companies and individuals to its list of sanction targets.

•

On January 6, 2016, North Korea announced that it had successfully conducted its first hydrogen bomb test, hours after international monitors detected a 5.1 magnitude earthquake near a known nuclear testing site in the country. The claims have not been verified independently. The alleged test followed a statement made in the previous month by Kim Jong-un, who claimed that North Korea had developed a hydrogen bomb.

•

In August 2015, two Korean soldiers were injured in a landmine explosion near the South Korean demilitarized zone. Claiming the landmines were set by North Koreans, the South Korean army re-initiated its propaganda program toward North Korea utilizing loudspeakers near the demilitarized zone. In retaliation, the North Korean army fired artillery rounds on the loudspeakers, resulting in the highest level of military readiness for both Koreas. High-ranking officials from North and South Korea subsequently met for discussions and entered into an agreement on August 25, 2015 intending to deflate military tensions.

•

From time to time, North Korea has fired short- to medium-range missiles from the coast of the Korean peninsula into the sea. Most recently in March 2015, North Korea fired seven surface-to-air missiles into waters off its east coast in apparent protest of annual joint military exercises being held by Korea and the United States.

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

Korea’s legislation allowing class action suits related to securities transactions may expose us to additional litigation risk.

The Securities-related Class Action Act of Korea enacted in January 2004 allows class action suits to be brought by shareholders of companies (including us) listed on the KRX KOSPI Market for losses incurred in connection with purchases and sales of securities and other securities transactions arising from (1) false or inaccurate statements provided in the registration statements, prospectuses, business reports, audit reports, semi-annual or quarterly reports and material fact reports and omission of material information in such documents, (2) insider trading, (3) market manipulation and (4) unfair trading. This law permits 50 or more shareholders who collectively hold 0.01% of the shares of a company to bring a class action suit against, among others, the issuer and its directors and officers. Because of the relatively recent enactment of the act, there is not enough judicial precedent to predict how the courts will apply the law. Litigation can be time-consuming and expensive to resolve, and can divert management time and attention from the operation of a business. We are not aware of any basis upon which such suit may be brought against us, nor are any such suits pending or threatened. Any such litigation brought against us could have a material adverse effect on our business, financial condition and results of operations.

We are generally subject to Korean corporate governance and disclosure standards, which differ in significant respects from those in other countries.

Companies in Korea, including us, are subject to corporate governance standards applicable to Korean public companies which differ in some respects from standards applicable in other countries, including the United States. As a reporting company registered with the Securities and Exchange Commission and listed on the New York Stock Exchange, we are, and will continue to be, subject to certain corporate governance standards as mandated by the Sarbanes-Oxley Act of 2002, as amended. However, foreign private issuers, including us, are exempt from certain corporate governance standards required under the Sarbanes-Oxley Act or the rules of the New York Stock Exchange. For a description of significant differences in corporate governance standards, see “Item 16G. Corporate Governance.” There may also be less publicly available information about Korean companies, such as us, than is regularly made available by public or non-public companies in other countries.

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

Before December 1991, we were the sole provider of local, domestic long-distance and international long-distance telephone services in Korea. The Government began to introduce competition in the telecommunications services market in the early 1990’s. As a result, including ourselves, there are currently three local telephone service providers, five domestic long-distance carriers and numerous international long-distance carriers (including voice resellers) in Korea. In addition, the Government awarded licenses to several service providers to promote competition in other telecommunications business areas such as mobile telephone services and data network services. In June 2009, KTF, a subsidiary providing mobile telephone services, merged into KT Corporation, with KT Corporation surviving the merger, with the objective of maximizing management efficiencies of our fixed-line and mobile telecommunications operations as well as more effectively responding to the convergence trends in the telecommunications industry. See “Item 4. Information on the Company—Item 4.B. Business Overview—Competition.”

Our legal and commercial name is KT Corporation. Our principal executive offices are located at KT Gwanghwamun Building East, 33, Jong-ro 3-gil, Jongno-gu, 03155, Seoul, Korea and our telephone number is (8231) 727-0114.

Item 4.B.  Business Overview

We are the leading telecommunications service provider in Korea and one of the largest and most advanced in Asia. As an integrated telecommunications service provider, our principal services include:

•	mobile voice and data telecommunications services based on 3G W-CDMA technology and 4G LTE technology;

•	fixed-line services, which include:

➢	telephone services, including local, domestic long-distance and international long-distance fixed-line and VoIP telephone services and interconnection services to other telecommunications companies;

➢	broadband Internet access service and other Internet-related services, including IPTV services; and

➢	data communication service, including leased line service and dedicated broadband internet connection service to institutional customers;

•	credit card processing and other financial services through BC Card Co., Ltd.; and

•

various other services, including satellite service (through KT Sat Co., Ltd.) and information technology, real estate business (through KT Estate Inc.), satellite TV service (through KT Skylife), media contents business and network services such as cloud computing services.

Leveraging on our dominant position in the fixed-line telephone services market and our established customer base in Korea, we have successfully pursued new growth opportunities during the past decade and obtained strong market positions in each of our principal lines of business. In particular:

•	in the mobile services market in Korea, we achieved a market share of 30.6% with approximately 18 million subscribers as of December 31, 2015;

•

in the fixed-line telephone services market in Korea, we continue to be the dominant provider with approximately 23.9 million installed lines, of which 13.7 million lines were in service as of December 31, 2015. As of such date, our market share of the local market was 80.6% and our market share of the domestic long-distance market was 78.9%;

•	we are Korea’s largest broadband Internet access provider with 8.3 million subscribers (excluding WiBro subscribers) as of December 31, 2015, representing a market share of 41.6%; and

•	we are also the leading provider of data communication services in Korea.

For the year ended December 31, 2015, our operating revenues were ￦22,700 billion, our profit for the period was ￦484 billion and our basic profit per share was ￦2,231. As of December 31, 2015, our total assets were ￦29,405 billion, total liabilities were ￦17,249 billion and total equity was ￦12,156 billion.

Business Strategy

We believe the telecommunications market in Korea is nearing saturation, despite certain areas of growth remaining due to Korea’s growing economy, consumers’ willingness to adopt new technologies, relatively high income and a relatively large middle class. To maintain our competitiveness, we believe we need to pursue growth in other areas, while maintaining our strength in existing businesses. In order to enhance the management efficiencies of our mobile and fixed-line telecommunications operations as well as more effectively respond to the convergence trends in the telecommunications industry, KTF merged into KT Corporation in June 2009, with KT Corporation surviving the merger. In 2016, we restructured our organization into six business groups, the Marketing Group, the Customer Group, the Enterprise Business Group, the Global Business Group, the Future Convergence Business Group and the Platform Business Group, so that we may achieve higher synergies, more effectively address differing needs of our customer segments, as well as strengthen our competitiveness and discover new growth opportunities. As part of our efforts to improve our operational efficiencies, we transferred all operations relating to fixed-line sales activities (including on-site sales, line activation, after service, and customer center operations) to our subsidiaries in 2014.

We also established subsidiaries to oversee our satellite and real estate operations, and expanded the number of specialized employees for each business, to further strengthen such operations and to pursue strategic alliances with other global corporates. In May 2014, we announced our “GiGAtopia” corporate vision, which refers to our goal to create a world where humans and all things are connected through ultra-fast “GiGA” infrastructure and ICT eco-system, enhanced by convergence services, industrial development and innovation. We launched our olleh GiGA Internet service, which provides transmission speed of up to 1 Gbps, in October 2014 (“olleh GiGA Internet Service”). In June 2015, we also announced the mobile data service known as “GiGA LTE” which we believe provides the world’s fastest smartphone data service utilizing multipath transmission control protocol (MPTCP) technology. We continue to expand GiGA coverage, initially focusing on metropolitan areas, and further expand to other regions in Korea. We also seek to provide other services that converge information & communication technology with other fields such as energy, security, media, healthcare and transportation, utilizing our fixed-line and wireless infrastructure based on our olleh GiGA Internet Service and LTE mobile services. By promoting our convergence services, we aim to contribute in changing the current subsidy-based Korean telecommunication market competition to one based on innovative technology, products and enhanced services. We also plan to transform how our customers perceive us. We believe that positive changes in our customers’ perception of our product and services will help us to achieve the top position in the telecommunications and ICT business in Korea.

We believe development of 5G technology will be a key driver for future innovations. With our leadership in providing highly advanced 4G LTE services, we have made extensive efforts to develop various further advanced technologies. At the PyeongChang 2018 Winter Olympics, our goal is to unveil the world’s first 5G services at a pre-commercial level. We are planning to showcase a variety of services with enhanced speed, latency, and connectivity, such as broadcasting from the viewpoint of players with a 360-degree panoramic view and multi-dimensional service (i.e., broadcasting from multiple viewpoints). As an official telecommunications services partner of the PyeongChang 2018 Winter Olympics, we will give our utmost efforts to realize the vision of 5G and capture truly memorable moments of the Olympics.

Consistent with our overall goals, we aim to pursue the following strategy for our business groups:

•

Marketing Group. Through our Marketing Group, we aim to expand our telecommunication and convergence operations by (i) improving our fixed-line and wireless telecommunication market shares and average revenue per user, (ii) developing business strategies and plans specifically related to telecommunications and convergence, (iii) strengthening our competitiveness over products, customer service and other related services and (iv) developing and executing efficient marketing strategies. We also focus on expanding our wireless data communication business to meet the rising demand for broadband Internet access using advanced wireless data communications devices such as smartphones. We are working closely with handset manufacturers to expand our offerings of smartphones and handsets designed to promote convergence of fixed-line and mobile telecommunications services, as well as to promote development of various applications for such devices.

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

In 2010, we launched a new brand “olleh” to promote our bundled products, which include broadband Internet access service, IPTV service, Internet phone service and fixed-line telephone service. We aim to differentiate ourselves from our competitors by providing broadband Internet access service using high-speed FTTH connection and offering Internet phone service with value-added features such as video communication, short message service and phone banking. We also began offering real-time broadcasting service on our IPTV service starting in November 2008. In addition, we are making extensive efforts to develop various further advanced technologies such as 5G technologies.

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

•

Enterprise Business Group. Through our Enterprise Business Group, we aim to provide our large corporate, small- and medium-sized enterprise and government agency customers with one-stop solution services, including designing data communications and information technology infrastructure and overseeing their day-to-day operations with the objective of achieving operational efficiencies and cost savings, as well as establishing and executing business plans for our global operations. Furthermore, in conjunction with our Future Convergence Business Group, we seek to expand our operations in the fields of smart energy, unified security systems and oversized data management.

•

Global Business Group. Through our Global Business Group, we are expanding our global operations by designing, developing and optimizing mobile virtual network operation, cloud computing, data centers and other global network services, in conjunction with overseas network operators and other global telecommunications companies. To this end, we have established or acquired overseas branches or subsidiaries in target countries to design and construct telecommunication networks and develop information & communication technology convergence products, as well as seeking further overseas opportunities working with quality Korean small- and medium-sized enterprises.

•

Future Convergence Business Group. Due to the saturation within the Korean telecommunication market and limitations on growth in the traditional telecommunications services market, through our Future Convergence Strategy Group, we aim to concentrate our existing business capabilities in achieving new synergies by converging information & communication technology with other fields, such as smart energy, unified security systems, next-generation media, healthcare and intelligent traffic control. In the field of smart energy, through our convergence energy optimization project named “KT Micro-Energy Grid System,” we seek to contribute in preventing energy crisis and to increase energy efficiency. In the field of unified security systems, we seek to contribute to the establishment of national response systems for natural and other disasters, as well as enhancing personal and corporate security. In the field of next-generation media, we seek to contribute to the development of next-generation media contents and new media technology, thereby supporting the expansion of Korean media contents to overseas markets. We are also seeking ways to develop personalized treatment systems to provide enhanced healthcare, as well as creating intelligent traffic control systems to reduce traffic.

•

Platform Business Group. Through our Platform Business Group, we strive to transform into a platform-based business focusing on online-to-offline commerce, financial technology (“Fintech”) and Internet of Things (“IoT”). As part of our Fintech business initiatives, we are developing an online payment application, which provides a method of online authentication that uses biometric data instead of complex passwords. With regard to IoT, we will continue to deploy the Industrial IoT business model, which explores opportunities to converge services with other industries. We also plan to strengthen our IoT service relating to household goods.

The Telecommunications Industry in Korea

The Korean telecommunications industry is one of the most developed in Asia. According to the MSIP, the number of mobile subscribers in Korea was 58.9 million and the number of broadband Internet access subscribers in Korea was 20.0 million as of December 31, 2015. As of December 31, 2015, the mobile penetration rate, which is calculated by dividing the number of mobile subscriber accounts (including multiple counting of those who subscribe to more than one mobile service) by the population of Korea, was 116.4%, and the broadband Internet penetration rate, which is calculated by dividing the number of broadband Internet access service subscriber accounts (including multiple counting of those who subscribe to more than one broadband Internet access service) by the number of households in Korea, was 107.0%.

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

Since the introduction of three new operators in 1997, the Korean mobile market has undergone consolidation and significant growth. Following SK Telecom’s purchase of a controlling stake in Shinsegi, we acquired a 47.9% interest in Hansol M.com in 2000 and renamed the company KT M.com. KT M.com merged into KTF in May 2001 and Shinsegi merged into SK Telecom in January 2002. In June 2009, KTF merged into KT Corporation, with KT Corporation surviving the merger. KT Corporation and SK Telecom offer third-generation, high-capacity HSDPA-based IMT-2000 wireless Internet and video multimedia communications services that use significantly greater bandwidth capacity. In July 2011, SK Telecom and LG U+ began offering 4G communications services based on LTE technology, which enables data transmission at a speed faster than W-CDMA or WiBro networks, and we began our 4G LTE services in January 2012. Additionally, in September 2013, we commenced providing wideband LTE services, which utilizes our adjoining 20 MHz of bandwidths in the 1.8 GHz spectrum to provide transmission speed of up to 150 Mbps (for downloading), twice faster than those offered under standard LTE services. SK Telecom also began providing its wideband LTE services in September 2013 and LG U+ commenced providing its wideband LTE services in January 2014. We expanded our wideband LTE services to all of Korea in July 2014. Furthermore, in March 2014, we commercialized Wideband LTE-A services, which interconnects our 20 MHz of bandwidth in the 1.8 GHz spectrum used to offer wideband LTE services with the 10 MHz of bandwidth in the 900 MHz spectrum used to offer standard LTE services by utilizing inter-band carrier aggregation technology to support transmission speed of up to 225 Mbps (for downloading), and began additionally interconnecting 10 MHz of bandwidth in the 2.1 GHz spectrum in January 2015 to support transmission speed of up to 300 Mbps (for downloading) under the “Wideband LTE-A X4” service. As of December 31, 2015, the number of our LTE subscribers exceeded 41.7 million. Due to the high mobile penetration rate in Korea, we expect the growth of new subscribers to be limited.

In April 2014, LG U+, SK Telecom and we began offering various unlimited mobile service packages, offering mobile subscribers with unlimited voice calls, text messaging, and LTE data. We believe that the continuing intense competition among major telecommunications operators in Korea and the resulting pressure on our fees may have a material adverse impact on our results of operations.

The table below gives the subscription and penetration information of the mobile telecommunications industry for the periods indicated:

	As of December 31,
	2011	2012	2013	2014	2015
Total Korean Population (1)	50,734	50,948	51,141	51,328	51,529
Mobile Subscribers (2)	52,507	53,624	54,681	56,310	57,937
Mobile Subscriber Growth Rate	3.4%	2.1%	2.0%	3.0%	2.9%
Mobile Penetration (3)	103.5%	105.3%	106.9%	109.7%	112.4%

(1)	In thousands, based on the number of registered residents as published by the Ministry of Government Administration and Home Affairs of Korea.

(2)	In thousands, based on information announced by the KCC and MSIP.

(3)	Penetration is determined by dividing mobile subscribers by total Korean population.

Broadband Internet Access Market

With the advancement of broadband technology, the Korean broadband Internet access market has experienced significant growth. The principal technologies used in providing high speed Internet access services are xDSL, HFC and fiber optic LAN. xDSL refers to various types of digital subscriber lines, including ADSL and VDSL. xDSL offers an access solution over existing telephone lines using a specialized modem while HFC service involves the use of two-way cable networks. Fiber optic LAN is a technology that combines fiber optic cables and Unshielded Twisted Pair (“UTP”) cables. Fiber optic cables are connected to residential and commercial buildings with UTP cable-based LAN capabilities. While xDSL and HFC are more widely used technologies because of their relative reliability, ease of provisioning and cost effectiveness, fiber optic LAN usage in Korea has been steadily increasing in recent years.

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

In recent years, broadband Internet access service providers and mobile telecommunications service providers have focused their attention on providing wireless Internet connection capabilities. They have introduced WiFi with speed of up to 1.3 Gbps, which is designed to integrate fixed-line and wireless services by offering high speed wireless Internet access to laptops, PDAs and smartphones in hot-spot zones and at home.

Our Services

Mobile Service

We provide mobile services based on W-CDMA technology and LTE technology. Prior to the merger of KTF into KT Corporation, we provided such services through KTF, which was formerly a consolidated subsidiary. KTF obtained one of the three licenses to provide nationwide 2G service in June 1996 and began offering 2G service in October 1997. In June 2009, KTF merged into KT Corporation, with KT Corporation surviving the merger, with the objective of maximizing management efficiencies of our fixed-line and mobile telecommunications operations as well as more effectively responding to the convergence trends in the telecommunications industry. We currently offer HSDPA-based IMT-2000 services, which are third-generation, high-capacity wireless Internet and video multimedia communications services based on W-CDMA wireless network standards. In January 2012, we also began offering 4G LTE services following the termination of our 2G services. We completed the expansion of our 4G LTE service coverage nationwide in October 2012 and commenced providing wideband LTE services in September 2013, and commercialized Wideband LTE-A services in March 2014. We began offering “Wideband LTE-A X4” services in January 2015 and also launched “GIGA LTE” services which links “Wideband LTE-A X4” and our WiFi network to provide a faster WiFi connection in June 2015.

Revenues related to mobile service accounted for 32.0% of our operating revenues in 2015. In addition, our goods sold, which are primarily from mobile handset sales, accounted for 12.1% of our operating revenues in 2015. The following table shows selected information concerning the usage of our network during the periods indicated and the number of our subscribers as of the end of such periods:

	As of or for the Year Ended December 31,
	2013		2014		2015
Average Monthly Outgoing Minutes per Subscriber (1)		182		202		216
Average Monthly Revenue per Subscriber (2)	￦	35,236	￦	35,043	￦	36,049
Number of Subscribers (in thousands)		16,454		16,895		17,620

(1)	The average monthly outgoing minutes per subscriber is computed by dividing the total minutes of usage for the period by the weighted average number of subscribers for the period and dividing the quotient by the number of months in the period. The weighted average number of subscribers is the sum of the total number of subscribers at the end of each month divided by the number of months in the period.

(2)	The average monthly revenue per subscriber is computed by dividing initial activation fees, total monthly fees, usage charges, interconnection fees and value-added service fees for the period by the weighted average number of subscribers and dividing the quotient by the number of months in the period.

We compete with SK Telecom, a mobile service provider that has a longer operating history than us, and LG U+ which began its service at around the same time as KTF. As of December 31, 2015, we had approximately 18 million subscribers, or a market share of 30.6%, which was second largest among the three mobile service providers.

We market our mobile services primarily through independent exclusive dealers located throughout Korea. As of December 31, 2015, there were approximately 2,800 shops managed by our independent exclusive dealers. In addition to assisting new subscribers to activate mobile service and purchase handsets, authorized dealers are connected to our database and are able to assist customers with account information. Although most of these dealers sell exclusively our products and services, sub-dealers hired by exclusive dealers may sell products and services offered by other mobile telecommunications service providers. Authorized dealers are entitled to a commission for each new subscriber registered, as well as ongoing commissions for the first five years based primarily on the subscriber’s monthly fee, usage charges and length of subscription. The handsets sold by us to the dealers cannot be returned to us unless they are defective. If a handset is defective, it may be exchanged for a new one within 14 days from the date of purchase. On October 1, 2014, the Handset Distribution Reform Act, which regulates the sale and subsidies of mobile telecommunication devices, went into effect. See “—Regulation—Rates”.

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

Fixed-line Telephone Services

We utilize our extensive nationwide telephone network to provide fixed-line telephone services, which consist of local, domestic long-distance, international long-distance services and land-to-mobile interconnection services. These fixed-line telephone services accounted for 10.2% of our operating revenues in 2015. Our telephone network includes exchanges, long-distance transmission equipment and fiber optic and copper cables. The following table gives some basic measures of the development of our telephone system. In recent years, the proliferation of mobile phones, as well as the availability of increasingly lower wireless pricing plans, some of which include unlimited voice minutes, have led to significant decreases in our domestic long-distance call minutes and local call pulses.

	As of or for the Year Ended December 31,
	2011	2012	2013	2014	2015
Total Korean population (thousands) (1)	50,734	50,948	51,141	51,328	51,529
Lines installed (thousands) (2)	23,925	25,242	24,264	23,930	23,607
Lines in service (thousands) (2)	15,900	15,121	14,032	13,713	12,440
Lines in service per 100 inhabitants (3)	31.3	29.7	27.4	26.7	24.1
Fiber optic cable (kilometers)	527,188	584,932	636,347	673,783	559,352
Number of public telephones installed (thousands)	111	101	94	88	83
Domestic long-distance call minutes (millions) (4)	6,574	6,067	4,842	3,512	2,114
Local call pulses (millions) (4)	6,697	6,071	4,895	3,969	2,409

(1)	Based on the number of registered residents as published by the Ministry of Government Administration and Home Affairs of Korea.

(2)	Including lines used for public telephones but excluding lines dedicated to centralized extension system services for corporate subscribers.

(3)	Determined based on lines in service and total Korean population.

(4)	Excluding calls placed from public telephones.

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

The following table shows the number of minutes of international long-distance calls recorded by us and specific service providers utilizing our international long-distance network in each specified category for each year in the five-year period ended December 31, 2015:

	Year Ended December 31,
	2011	2012	2013	2014	2015
	(In millions of billed minutes)
Incoming international long-distance calls	541.6	520.3	628.4	549.4	390.5
Outgoing international long-distance calls	332.1	289.7	244.2	212.2	179.0

Total	873.7	810.0	872.6	761.6	569.5

Japan (30.9%), China (21.1%) and the United States (9.3%) accounted for the greatest percentage of our international long-distance call traffic measured in minutes in 2015. In recent years, the volume of our incoming calls has exceeded the volume of our outgoing calls. The agreed settlement rate is applied to the call minutes to determine the applicable net settlement payment.

Interconnection. Under the Telecommunications Business Act, we are required to permit other service providers to interconnect to our fixed-line network. Currently, the principal users of this interconnection capacity include SK Broadband and LG U+ (offering local, domestic long-distance and international long-distance services), Sejong and SK Telink (offering international and domestic long-distance services), and SK Telecom and LG U+ (transmitting calls to and from their mobile networks). We recognize as land-to-mobile interconnection revenue the entire amount of the usage charge collected from the landline user and recognize as an expense the amount of interconnection charge paid to the mobile service provider.

Internet phone services. The volume of calls made through Internet phone services has significantly increased since Internet phone service was first introduced in Korea in 1998. We provide Internet phone services that enable VoIP phone devices with broadband connection to make domestic and international calls. In order to differentiate our Internet phone services from our competitors’ services, we provide value-added services such as video communication, short message service, phone banking and a variety of traffic and local news information. As of December 31, 2015, we had approximately 3.4 million subscribers.

Internet Services

Broadband Internet Access Service. Leveraging on our nationwide network of over 695,000 kilometers of fiber optic cable network, we have achieved a leading market position in the broadband Internet access market in Korea. We believe we have a competitive advantage over other broadband Internet access service providers because, unlike our competitors, we can utilize our existing networks nationwide to provide broadband Internet access service. Our broadband Internet access service accounted for 8.3% of our operating revenues in 2015. Our principal Internet access services include:

•	ADSL, VDSL, Ethernet and FTTH services under the “olleh Internet” and “olleh GiGA Internet” brand name;

•

WiFi under the “ollehWiFi” brand name, which is designed to integrate fixed-line and wireless services by offering high speed wireless Internet access to laptops, PDAs and smartphones in hot-spot zones and olleh Internet service in fixed-line environments. OllehWiFi enables subscribers to access the Internet at a speed of up to 1.3 Gbps. We sponsored approximately 100,000 hot-spot zones nationwide for wireless connection as of December 31, 2015; and

•	olleh 4G WiBro Internet access service, which enables two-way WiBro Internet access to portable computers, mobile phones and other portable devices at a speed averaging 6 Mbps per user.

We had approximately 8.3 million fixed-line olleh Internet subscribers and approximately 99,600 ollehWiFi service subscribers as of December 31, 2015. We commercially launched our WiBro service in June 2006, and we had approximately 680,000 subscribers as of December 31, 2015. We launched our olleh GiGA Internet Service, which provides transmission speed of up to 1 Gbps, and had approximately 1.0 million subscribers as of December 31, 2015. We also bundle our WiBro service with olleh Internet and ollehWiFi services at a discount in order to attract additional subscribers.

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

Other Internet-related Services. Our other Internet-related services focus primarily on providing infrastructure and solutions for business enterprises, as well as IPTV and network portal services. Our other Internet-related services accounted for 6.5% of our operating revenues in 2015.

We operate ten data centers located throughout Korea and provide a wide range of computing services to companies which need servers, storage and leased lines. Data centers are facilities used to house, protect and maintain network server computers that store and deliver Internet and other network content, such as web pages, applications and data. Our data centers are designed to meet international standards, and are equipped with temperature and humidity control systems, regulated and reliable power supplies, mechanical equipment, fire detection and suppression equipment, security monitoring and wide-bandwidth connections to the Internet. Data centers allow corporations to outsource their application and server hardware management.

Our data centers offer network outsourcing services, server operation services and system support services. Our network outsourcing services include co-location, which is the installation of our customers’ network equipment at our data centers. Co-location is designed to increase customers’ Internet connection speed and reduce connection time and costs by directly connecting the customers’ server to the Internet backbone switch at our data centers. Our server operation services include optimal server management service and technical support service we provide with respect to the leased servers that are linked directly to our Internet backbone switch. We also lease servers and network equipment for a fixed monthly fee. Our system support services include providing system resources for a wide range of Internet computing services, such as application transfer, network storage, video streaming and application download, as well as sending short text messages and messages containing multimedia objects, such as images, audio and video.

We also offer a service called Bizmeka to develop and commercialize business-to-business solutions targeting small- and medium-sized business enterprises in Korea. Bizmeka is an applied application service provider which provides industry standard and specialized business solutions, including integrated business administration solutions and intranet collaboration solutions.

We also offer high definition video-on-demand and real-time broadcasting IPTV services under the brand name “olleh TV,” and began offering ultra-high-definition (“UHD”) IPTV services, which offer resolutions up to four times those offered under high-definition television services, under the brand name “olleh GiGA UHD TV” starting in September 2014. Our IPTV service offers access to an array of digital media contents, including movies, sports, news, educational programs and TV replay, for a fixed monthly fee or on a pay-per-view basis. Through a digital set-top box that we rent to our customers, our customers are able to browse the catalog of digital media contents and view selected media streams on their television. A set-top box provides two-way communications on an IP network and decodes video streaming data. We had 6.6 million olleh TV subscribers as of December 31, 2015. In December 2015, amendments to the Internet Multimedia Broadcasting Business Act were promulgated. Under such amendments, a single broadcasting operator, together with its affiliates, may not have more than one-third of the market share of all paid broadcasting subscribers in Korea. The market share restriction will be in effect until June 27, 2018.

Data Communications Service

Our data communications service involves offering exclusive lines that allow point-to-point connection for voice and data traffic between two or more geographically separate points. As of December 31, 2013, 2014 and 2015, we leased over 235,100 lines, 231,400 lines and 216,700 lines to domestic and international businesses. The data communication service accounted for 4.7% of our operating revenues in 2015.

We provide dedicated and secure broadband Internet connection service to institutional customers under the “Kornet” brand name. We provide high-speed connection up to 10.0 Gbps connected to our internet backbone network with capacity of 9.0 Tbps, as well as rent to our customers and install necessary routers to ensure reliable Internet connection and enhanced security. We provide discount rates to qualified customers, including small- and medium-sized enterprises, businesses engaging in Internet access services and government agencies.

Financial Services

To further diversify our business and to create synergies through utilization of our mobile telecommunications network in financial services, we, through our former subsidiary KT Capital Co.,

Ltd., acquired 1,622,520 additional shares of common stock of BC Card Co., Ltd. from Woori Bank, Busan Bank and Shinhan Card for approximately ￦252 billion in October 2011. As we were deemed to have control over BC Card Co., Ltd., it became our consolidated subsidiary starting in October 2011. We acquired an additional 1,349,920 common shares of BC Card Co., Ltd. in January 2012 for approximately ￦287 billion, and owned a 69.5 % interest in BC Card Co., Ltd. as of December 31, 2015. BC Card Co., Ltd. offers various credit card and related financial services. BC Card Co., Ltd. had consolidated operating revenues of ￦3,504 billion and net income of ￦219 billion for the year ended December 31, 2015 and consolidated assets of ￦2,964 billion and liabilities of ￦1,946 billion as of December 31, 2015. In March 2014, the investment business division of KT Capital Co., Ltd., including 3,059,560 common shares of BC Card Co., Ltd. that KT Capital Co., Ltd. held, was spun off and merged into KT Corporation, to further strengthen the synergy between telecommunication and finance operations within the KT group and increase shareholder value. Financial Services accounted for 15.3% of our operating revenues in 2015. To focus on our core telecommunications business, we and our consolidated subsidiary, KT Hitel Co., Ltd., disposed of the entire 100% stake in KT Capital Co., Ltd. in August 2015 for a total of ￦299 billion.

In November 2015, the Government awarded preliminary approvals to two consortiums (one in which we hold a minority interest and another in which Kakao Corp., the operator of Korea’s popular messaging platform, participates) to start the first Internet-only banks in Korea. The two consortiums are expected to apply for final approvals in 2016 after obtaining requisite systems and facilities. Internet banks are expected to engage in the business of conventional banks, such as processing deposits, loans and wiring money, but without physical locations. Under the current Korean law, as a non-financial institution, we are not allowed to own in excess of 4% voting interest in the Internet bank, and our combined voting and non-voting interest may not exceed 10%. In December 2015, the National Assembly did not adopt a pending bill which would have allowed non-financial institutions to own up to 50% interest in Internet banks.

Miscellaneous Businesses

We also engage in various business activities that extend beyond telephone services and data communications services, including satellite services, information technology and network services, satellite TV services, with the consolidation of KT Skylife starting in January 2011, and media contents business with the establishment of KT Media Hub Co., Ltd. in December 2012. We merged KT Media Hub Co., Ltd. into KT Corporation in March 2015, to enhance shareholder value by increasing management efficiency and promoting synergy among our existing businesses. Our miscellaneous businesses accounted for 10.8% of our operating revenues for 2015.

We provide transponder leasing, broadcasting, video distribution and data communications services through Koreasat 5, Koreasat 6 (also known as olleh 1) and Koreasat 8 (also known as ABS-2). We also lease satellite capacity from other satellite operators to offer satellite services to both domestic and international customers.

In August 2006, we launched Koreasat 5, a combined civil and governmental communications satellite with a design life of 15 years, to replace Koreasat 2 (launched in 1996 with a design life of ten years). In December 2010, we launched Koreasat 6, with a design life of 15 years, to replace Koreasat 3 (originally launched in 1999, with a design life of 12 years). Koreasat 6 began its commercial operation in February 2011 and carries transponders that are mainly used for direct-to-home satellite broadcasting, video distributions and data communications services. Most of the direct-to-home satellite broadcasting transponders are utilized by KT Skylife. In August 2010, we procured from Asia Broadcast Satellite Holdings, Ltd. (“ABS”), a Hong Kong-based satellite operator, four transponders on ABS-1 satellite and eight additional transponders on ABS-2 satellite in order to provide satellite services with a broader global scope. In the second half of 2014, we exchanged our ownership rights of four transponders on ABS-1 with ownership rights of four transponders on ABS-2 satellite. As a result, we own 12 transponders on ABS-2 satellite (also called Koreasat 8).

Two additional satellites, one to expand satellite services in various regions and the other to replace Koreasat 5, are expected to be launched in 2016 and 2017, respectively.

We entered into an agreement with ABS to sell Koreasat 3 to ABS, as Koreasat 3 was expected to reach the end of its design life. In December 2013, the MSIP declared the sales contract regarding Koreasat 3 null and void on the ground that the said contract was made without prior government approval. Shortly after, ABS filed a request for arbitration against us and KT SAT Co., Ltd. and we, together with KT SAT Co., Ltd., have been involved in the International Chamber of Commerce arbitration against ABS.

In December 2012, we spun off our satellite service business by establishing KT Sat Co., Ltd., in an effort to enhance operational specialization and to foster management efficiency, enabling us to respond more promptly to the changing market environments and increasing competitiveness.

We offer a broad array of integrated information technology and network services to our business customers. Our range of services includes consulting, designing, building and maintaining systems and communication networks that satisfy the individual needs of our customers in the public and private sectors.

We own land and real estate in various locations nationwide. Technological developments have enhanced the coverage area of individual telecommunications facilities, which enable us to better utilize our existing land and other real estate holdings. In recent years, we have engaged in the planning and development of commercial and office buildings and condominiums on our unused sites, as well as in the leasing of buildings we own. We established KT Estate Inc. in August 2010 to oversee the planning, development and operation of our real estate assets, and established KT AMC, an asset management company, in September 2011 as a subsidiary of KT Estate Inc. to create additional synergies with our real estate assets. We made a contribution in-kind of ￦1,254 billion to KT Estate Inc. in December 2012 to further strengthen KT Estate Inc.’s competitiveness and to better utilize our assets. KT Estate Inc. had consolidated net income of ￦34 billion for the year ended December 31, 2015.

To respond to the trend of convergence in the telecommunications and broadcasting industries, and to seek additional synergies with our existing operations, we acquired 5,600,000 shares of redeemable convertible preferred stock with voting rights and convertible bonds that were convertible into 5,600,000 shares of common stock of KT Skylife from Dutch Savings Holdings B.V. in January 2011 for approximately ￦246 billion. We exercised the conversion rights on the redeemable convertible preferred stock and the convertible bonds in March 2011, and owned a 49.9% interest in KT Skylife as of December 31, 2015. KT Skylife offers satellite TV services, which may also be packaged with our IPTV services as further described below, and had consolidated net income of ￦73 billion for the year ended December 31, 2015.

Revenues and Rates

The table below shows the percentage of our revenues derived from each category of services for each of the years from 2013 to 2015:

	Year Ended December 31,
	2013	2014	2015
Mobile services	29.0%	31.4%	32.0%
Fixed-line services	31.0	30.3	29.8
Fixed-line telephone services:
Monthly basic charges	3.2	3.1	2.9
Monthly usage charges	6.3	5.5	4.5
Others	3.3	3.0	2.8

Sub-total	12.9	11.5	10.2

Internet services:
Broadband Internet access service	8.7	8.6	8.3
Other Internet-related services (1)	4.3	5.1	6.5

Sub-total	12.9	13.7	14.8

Data communications service (2)	5.2	5.1	4.7
Goods sold (3)	17.0	14.4	12.1
Financial services	13.3	14.5	15.3
Miscellaneous businesses (4)	9.7	9.4	10.8

Operating revenues	100.0%	100.0%	100.0%

(1)	Includes revenues from services provided by our data centers, Bizmeka and olleh TV.

(2)	Includes revenues from Kornet Internet connection service and satellite services.

(3)	Includes mobile handset sales.

(4)	Includes revenues from satellite services, information technology and network services and security services.

Mobile Services

We derive revenues from mobile services principally from:

•	monthly fees;

•	usage charges for outgoing calls;

•	usage charges for wireless data transmission;

•	contents download fees;

•	value-added monthly service fees; and

•	mobile-to-mobile interconnection charges.

We offer various rate plans, including those that offer a specified amount of free data transmission per month in return for a higher monthly fee and those that are geared toward business customers. We abolished our activation fee completely in March 2015.

We introduced rate plans specifically for smartphone users starting in September 2009. We also introduced new rate plans specifically for LTE phone users in connection with the rollout of our 4G LTE services in January 2012. In June 2013, we introduced the Everyone olleh rate plan, which permits users to make unlimited voice calls within our wireless network, and the Fixed-Line and Wireless Unlimited rate plan, which permits users to make unlimited voice calls within both our fixed-line and wireless networks. We began offering LTE unlimited data plans in March 2014, which allows unlimited LTE data usage within certain transmission speeds after the monthly quota at the highest LTE data transmission speed has been exhausted. Starting from November 2014, we began offering our major smartphone plans at discounted rates which were previously offered only to subscribers who signed on for mandatory subscription periods ranging from one to two years, thereby eliminating the need to sign on for any mandatory subscription period to benefit from our discounted plans and removing any early termination penalties. We believe such changes allow our subscribers a wider flexibility in choosing their mobile plans based on their needs. In May 2015, we began offering the LTE data choice plan, through which users choose a 300MB to unlimited monthly quota for data transmission and enjoy unlimited voice calls and messages. With the LTE data choice plan, we also introduced the “Push-and-Pull” service, which allows users to carry over unused data to the following month or pull up additional data from the following month’s allotment. In March 2016, we began offering the Y24 plans for customers under the age of 24. Many of the Y24 plans offer free data transmission for three hours a day and additional data service at discounted rates.

The following table summarizes the charges associated with our representative LTE smartphone service plans:

	Free Airtime Minutes
	Voice Calls	Video Calls and Voice Calls to Special Numbers	Free Data Transmission (1)	Additional Service	Monthly Fee
LTE data choice 299	Unlimited	50	300MB	mobile TV	￦	29,900
LTE data choice 349		50	1GB	mobile TV		34,900
LTE data choice 399		50	2GB	mobile TV		39,900
LTE data choice 449		50	3GB	mobile TV		44,900
LTE data choice 499		50	6GB	mobile TV		49,900
LTE data choice 599		200	Unlimited (2)	mobile TV		59,900
LTE data choice 699		200		mobile TV		69,900
LTE data choice 999		200		VIP membership Device insurance		99,900

(1)	We do not charge for data transmission in wireless LAN zones. We charge ￦0.01 per 0.5 kilobyte for any additional data transmission exceeding the free monthly quota, up to a maximum of ￦150,000.

(2)	Provides an additional daily quota of 2GB after the free monthly quota has been exhausted, and also provides unlimited use of data with speed of up to 3 Mbps or 5 Mbps after the daily quota of 2GB has been exhausted.

We also provide plans specially designed for elderly and pre-teen subscribers as well as special discounts to subscribers with physical disabilities. Plans specialized for feature phone users such as the standard rate plan are provided as well. Under the standard rate plan, we charge a monthly fee of ￦11,000, a voice calling usage charge of ￦1.8 per second and a video calling usage charge of ￦3 per second, without any free voice or video call airtime minutes.

We also offer plans for new devices such as tablets and wearable devices. Since 2010, we have been offering a specialized plan for tablets which provides a 1.6GB to unlimited monthly quota of data transmission for a monthly fee of ￦18,000 to ￦99,900. In November 2014, we began offering a specialized plan for wearable devices, which charges a fixed monthly fee of ￦8,000 for a 100MB monthly quota of data transmission and 50 minutes of voice calls. For other new devices, we also provide a data sharing service that allows users to share data provided as part of their smartphone plans with other devices.

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

The following table shows the interconnection charges we paid per minute (exclusive of value-added taxes) to mobile operators, and the charges received per minute (exclusive of value-added taxes) from mobile operators for mobile to mobile calls:

	Effective Starting
	January 1, 2013		January 1, 2014		January 1, 2015
SK Telecom	￦	26.3	￦	22.2	￦	19.5
LG U+		27.0		22.8		20.0
KT		27.0		22.7		19.9

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

We also charge a monthly basic charge ranging from ￦3,000 to ￦5,200, depending on location, and a non-refundable service initiation fee of ￦60,000 to new subscribers. The non-refundable service initiation fee is waived for the new subscribers who subscribe to our local service through our online application process. Until April 2001, we charged refundable service initiation deposits, which were refunded upon termination of service. As of December 31, 2015, we had ￦401 billion in refundable service initiation deposits outstanding and 1,878 thousand subscribers who are enrolled under the mandatory deposit plan and are eligible to switch to the no deposit plan and receive their service initiation deposit back (less the non-refundable service initial fees).

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

The following table shows the interconnection charges we paid per minute (exclusive of value-added taxes) to mobile operators for landline to mobile calls:

	Effective Starting
	January 1, 2013		January 1, 2014		January 1, 2015
SK Telecom	￦	26.3	￦	22.2	￦	19.5
LG U+		27.0		22.8		20.0

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

The following table shows such interconnection charge per minute collected for a call depending on the type of call, as determined by the MSIP:

	Effective Starting
	January 1, 2013		January 1, 2014		January 1, 2015
Local access (1)	￦	14.6	￦	13.3	￦	11.9
Single toll access (2)		16.7		14.7		13.4
Double toll access (3)		19.9		17.1		16.0

Source:	The MSIP.

(1)	Interconnection between local switching center and local access line.

(2)	Interconnection involving access to single long-distance switching center.

(3)	Interconnection involving access to two long-distance switching centers.

Internet Services

Broadband Internet Access Service. We offer broadband Internet access service that primarily uses existing telephone lines to provide both voice and data transmission. We charge monthly fixed fees to customers of broadband Internet service. In addition, we charge customers a one-time installation fee per site of ￦20,000 and modem rental fee of up to ￦8,000 on a monthly basis. Our fixed-line broadband internet service plans range from ￦30,000 to ￦50,000 per month and our wireless broadband internet service plans range from ￦10,000 to ￦30,000 per month.

olleh TV Services. We charge our subscribers an installation fee per site of ￦24,000, which is waived with a three-year contract, a set-top box rental fee ranging from ￦2,000 to ￦9,000 on a monthly basis and a monthly subscription fee. The rates we charge for olleh TV services are subject to approval by the MSIP. Our olleh TV service plans range from ￦10,000 to ￦34,000 per month.

Data Communication Service

We charge customers of domestic leased-lines on a monthly fixed-cost basis, based on the distance of the leased line, the capacity of the line measured in bits per second, the type of the line provided and whether the service site is local or long-distance. In addition, we charge customers a one-time installation fee per line, ranging from ￦56,000 to ￦1,940,000, depending on the capacity of the line.

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

The following table summarizes our various basic bundled packages that we currently offer. The packages require subscribers to agree to a subscription period of three years:

	Monthly Rates
	Flat Rate		Mobile Monthly Fee
Internet / Internet Phone / Mobile	￦	21,000	Discounts are between ￦1,500 and ￦10,000, depending on the mobile fee plan (up to 5 mobile numbers) (2)
Internet / Fixed-Line Phone / Mobile		24,000
Internet / IPTV / Mobile (1)		30,000
Internet / Fixed-Line Phone / IPTV / Mobile (1)		31,000

(1)	Assuming selection of olleh Internet and olleh TV Live 10 package.

(2)	Bundled rate plans are available only for olleh LTE subscribers.

We believe that subscribers who sign up for bundled products are less likely to cancel our services than subscribers who subscribe to individual services. Subscription fees paid for our bundled products are allocated to each service in proportion to their fair value and the allocated amount is recognized as revenue according to the revenue recognition policy for each service.

Competition

Competition in the telecommunications sector in Korea is intense. In recent years, business combinations in the telecommunications industry have significantly changed the competitive landscape of the Korean telecommunications industry. In particular, SK Telecom acquired a controlling stake in Hanarotelecom Incorporated in 2008, which was renamed SK Broadband. The acquisition enabled SK Telecom to provide fixed-line telecommunications, broadband Internet access and IPTV services together with its mobile telecommunications services. In January 2010, LG Dacom and LG Powercom merged into LG Telecom Co., Ltd., which subsequently changed its name to LG U+. The merger enabled LG U+ to provide a similar range of services as SK Telecom and us. In November 2015, SK Broadband announced its plan to acquire a majority stake in CJ HelloVision, the largest cable multiple system operator with a market share of 14.4% of the paid TV services market in Korea as of 2015. CJ HelloVision also provides Internet access service, Internet phone service and wireless communications services. The merger proposal is currently being reviewed by the Government due to anti-trust concerns, among others. If the merger is approved as currently proposed, SK Telecom is expected to further increase its market share of various businesses such as Internet access service, TV services and wireless communications markets. Furthermore, telecommunications providers are competing to be the first to introduce innovative services such as those based on 5G technologies.

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

Mobile Service. Competition in the mobile telecommunications industry in Korea is intense among SK Telecom, LG U+ and us. Such competition has intensified in recent years due to the implementation of mobile number portability, which enabled mobile subscribers to switch their service provider while retaining the same mobile phone number, as well as payments of handset subsidies to purchasers of new handsets who agree to minimum subscription periods and the recent rollout of 4G mobile services based on LTE technology by SK Telecom, LG U+ and us. The price competition through handset subsidies has become less prevalent since the enactment of the Handset Distribution Reform Act in October 2014, which limits the maximum amount of handset subsidies.

The following table shows the market shares in the mobile telecommunications market as of the dates indicated:

	Market Share (%)
	KT Corporation	SK Telecom	LG U+
December 31, 2013	30.1	50.0	19.9
December 31, 2014	30.0	50.2	19.8
December 31, 2015	30.6	49.1	20.3

Source:	The MSIP.

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

The following table shows the market shares in the local telephone service market as of the dates indicated:

	Market Share (%)
	KT Corporation	SK Broadband	LG U+
December 31, 2013	81.5	15.6	2.9
December 31, 2014	81.0	16.1	2.9
December 31, 2015	80.6	16.3	3.1

Source:	The MSIP.

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

Domestic Long-distance Telephone Service. We compete with SK Broadband, LG U+, Sejong and SK Telink in the domestic long-distance market. LG U+ began offering domestic long-distance service in 1996, followed by Sejong in 1999 and SK Broadband and SK Telink in 2004. The following table shows the market shares in the domestic long-distance market as of the dates indicated:

	Market Share (%)
	KT Corporation	SK Broadband	LG U+	Sejong	SK Telink
December 31, 2013	78.7	14.5	3.0	1.0	2.8
December 31, 2014	78.9	14.9	2.7	0.9	2.7
December 31, 2015	78.9	15.0	2.7	0.9	2.6

Source:	Korea Telecommunications Operators Association.

Our competitors and we charge ￦39 per three minutes for domestic long-distance calls up to 30 kilometers. For domestic long-distance calls greater than 30 kilometers, our competitors typically charge between 3% to 5% less than us. The following table is a comparison of our standard long-distance usage charges per 10 seconds with the standard rates of our competitors as of December 31, 2015:

	KT Corporation		SK Broadband		LG U+		Sejong		SK Telink
30 kilometers or longer	￦	14.5	￦	13.9	￦	14.1	￦	13.8	￦	13.8

Source:	The KCC.

International Long-Distance Telephone Service. Four companies, SK Broadband, LG U+, Sejong and SK Telink, directly compete with us in the international long-distance market. LG U+ began offering international long-distance service in 1991, followed by Sejong in 1997 and SK Broadband in 2004. SK Telink, which only provides Internet phone service, entered the international long-distance market in 2003 and offers its services at rates lower than those for network-based international long-distance telephone services. The entry of Internet phone service providers and other telecommunications service providers, such as voice resellers, that can offer telecommunications services at rates lower than ours has increased competition in the international long-distance market and adversely affected our revenues and profitability from international long-distance services. See “—Specific Service Providers.”

Our competitors generally charge less than us for international long-distance calls. The following table is a comparison of our standard long-distance usage charges per one minute with the standard rates of our competitors as of December 31, 2015:

	KT Corporation		SK Broadband		LG U+		Sejong		SK Telink
United States	￦	282	￦	276	￦	288	￦	276	￦	180
Japan		696		672		678		672		612
China		990		984		996		984		990
Australia		1,086		1,044		1,086		1,044		810
Great Britain		1,008		966		996		966		900
Germany		948		912		942		912		900

Source:	KT Corporation.

Broadband Internet Access Service. The Korean broadband Internet access market has experienced significant growth in the past decade. SK Broadband entered the broadband market in 1999 offering both HFC and ADSL services, and we entered the market with our ADSL services in 1999, followed by Dreamline, Sejong and LG U+. In addition, the entry of cable television providers that offer HFC-based broadband Internet access services at rates lower than ours has increased competition in the broadband Internet access market. We expect industry consolidation among our competitors in the near future, and smaller competitors in the broadband market today may become larger competitors.

The following table shows the market share in the broadband Internet access market as of the dates indicated:

	Market Share (%)
	KT Corporation	SK Broadband	LG U+	Others
December 31, 2013	43.1	24.4	15.6	16.9
December 31, 2014	42.3	25.1	15.7	16.9
December 31, 2015	41.6	25.1	17.4	15.9

Source:	The MSIP.

Our competitors generally charge less than us for broadband Internet access service. The following table is a comparison of fees for our olleh Internet Lite service with three year mandatory subscription period with fees of our competitors for comparable services as of December 31, 2015:

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

The MSIP has assumed primary policy and regulatory responsibility for matters such as: (i) licensing of network service providers (the MSIP authorizes the licensing of IPTV service providers and, with the consent of the KCC, authorizes the licensing of satellite broadcasting companies); (ii) regulation of mergers and acquisitions, as well as license suspension and termination of network service providers; (iii) providing oversight on foreign ownership ratios in network service providers; and (iv) reviewing telecommunication matters as they relate to the public interest and approving ancillary telecommunication business activities. Additionally, the MSIP is responsible for a broad range of other policy and regulatory matters, including the administration and supervision of regulatory reporting by telecommunications companies, examination and analysis of accounting and business management practices in the industry, establishment and administration of policies governing telecommunications service fees, value-added service providers and specific service providers, as well as supervision of reporting requirements of standard telecommunications service/user contracts.

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

Under the Act on Promotion of Information and Communications Network Utilization and Information Protection, etc., telecommunications service providers are also required to protect personal information of their customers. Generally, when a telecommunications service provider intends to collect or use its customer’s personal information, such telecommunications service provider, with certain exceptions, must notify and receive the customers’ consent in relation to the purpose of collection, the use of the collected personal information, types of personal information collected and period during which the personal information will be possessed and used. Korean telecommunications providers may not use their customers’ personal information for any purpose other than the purpose their customers have consented to. In addition, there are various internal processes that the telecommunications providers are mandated to install in order to collect and handle personal information of their customers.

The MSIP also has the authority to regulate the IP media market, including IPTV services. We began offering IPTV services with real-time high definition broadcasting in November 2008. Under the Internet Multimedia Broadcasting Business Act, anyone intending to engage in the IP media broadcasting business must obtain a license from the MSIP. The ownership of the shares of an IP media broadcasting company by a newspaper, a news agency or a foreigner is limited. In March 2015, amendments to the Internet Multimedia Broadcasting Business Act were promulgated. Under such amendments, a single broadcasting operator together with their affiliates may not have more than one-third of the market share of all paid broadcasting subscribers in Korea. The restriction on market share will be in effect until June 27, 2018.

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

On October 1, 2014, the Handset Distribution Reform Act, which seeks to lower the cost of communication and reduce handset factory prices by establishing fair and transparent order in the distribution of mobile telecommunication devices, went into effect. The Handset Distribution Reform Act regulates, among other matters, the sale and subsidies of mobile devices such as smartphones, with one of its purposes being to induce telecommunication operators to compete in lowering the costs of communications and encourage the manufacturers to reduce handset factory prices, while improving service quality. Under the Handset Distribution Reform Act, consumers may not be discriminated in terms of subsidies based on their age, place of residence or monthly subscription plan when using their existing mobile phones, buying a new phone or switching their mobile carriers. Furthermore, everyone, regardless of their status, is entitled to receive either a handset subsidy for the purchase of mobile phone models that were launched within the last 15 months, or a tariff discount (with the current discount rate set at 20%, effective as of April 24, 2015). The maximum amount of handset subsidy that telecommunications operators and handset manufacturers may offer is determined by Korean telecommunication regulators (such limit to be determined between ￦250,000 and ￦350,000, and may be adjusted every six months, with the current limit set at ￦330,000, effective as of April 8, 2015).

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

In addition, all network service providers (other than regional paging service providers) are obligated to contribute toward the supply of “universal” telecommunications services in Korea. Telecommunications service providers designated as “universal service providers” by the MSIP are required to provide universal telecommunications services such as local services, local public telephone services, discount services for persons with disabilities and for certain low-income persons, telecommunications services for remote islands and wireless communication services for ships. We have been designated as a universal service provider. The costs and losses recognized by universal service providers in connection with providing these universal telecommunications services, except for discount services for persons with disabilities and for certain low-income persons, will be shared on an annual basis by all network service providers (other than regional paging service providers), including us, on a pro rata basis based on their respective net annual revenue calculated pursuant to a formula set by the MSIP. As for the costs and losses recognized by a universal service provider in connection with providing discount services for persons with disabilities and for certain low-income persons, such costs and losses will be borne by such universal service provider.

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

Foreign Investment

The Telecommunications Business Act restricts the ownership and control of network service providers by foreign shareholders. Foreigners, foreign governments and “foreign invested companies” may not own more than 49.0% of the issued shares with voting rights of a network service provider, including us, and a foreign shareholder may not become our largest shareholder if such shareholder holds 5.0% or more of our shares. For purposes of the Telecommunications Business Act, the term “foreign invested company” means a company in which foreigners and foreign governments hold 15.0% or more shares with voting rights in the aggregate and a foreigner or a foreign government is the largest shareholder, provided, however, that such company will not be counted as a foreign shareholder for the purposes of the above-referenced 49.0% limit if (1) it holds less than 1.0% of our total issued and outstanding shares with voting rights or (2) if the largest shareholder of such company is a government or foreign entity of a country that is a counterparty to a free trade agreement with Korea, as publicly announced by the MSIP, and the MSIP determines that the fact that such foreign government or entity holds a 15.0% or greater shareholding in such company does not present a risk of harm to the public interest. (However, the calculation of the above-referenced 49% ceiling will apply to: (x) any foreign entities that have entered into any major management-related agreement with a network service provider or the shareholder(s) thereof; and (y) foreign entities that have entered into any agreement pertaining to the settlement of fees relating to the handling of international electronic telecommunications services). As of December 31, 2015, 48.4% of our common shares were owned by foreign investors. In the event that a network service provider violates the shareholding restrictions, its foreign shareholders cannot exercise voting rights for their shares in excess of such limitation, and the MSIP may require corrective measures be taken to comply with the ownership restrictions. There is no restriction on foreign ownership for specific service providers and value-added service providers.

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

Customers and Customer Billing

We typically charge residential subscribers and business subscribers similar rates for services provided. On a case-by-case basis, we also provide discount rates for some of our high-volume business subscribers. We bill all of our customers on a monthly basis. Our customers may make payment at either payment points such as local post offices, banks or our service offices, through a direct-debit service that automatically deducts the monthly payment from a subscriber’s designated bank account, or through a direct-charge service that automatically charges the monthly payment to a subscriber’s designated credit card account. Approximately 82% of our subscribers as of December 31, 2015 pay through the direct-debit service. Accounts of subscribers who fail to pay our invoice are transferred to a collection agency, which sends out a notice of payment. If such charges are not paid after notice, we cease to provide outgoing service to such subscribers after a period of time determined by the type of subscribed service. If charges are still not paid two to three months after outgoing service is cut off, we cease all services to such subscribers. After service is ceased, the overdue charges that are not collected by the collection agency are written off.

Insurance

We carry insurance against loss or damage to all significant buildings and automobiles. Except for our insurance coverage of our satellites and data centers, we do not carry insurance covering losses to outside plants or to equipment because we believe the cost of such insurance is excessive and the risk of material loss or damage is insignificant. We do not have any provisions or reserves against such loss or damage. We do not carry any business interruption insurance.

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

Patents and Licensed Technology

The ability to obtain and protect intellectual property rights to the latest telecommunications technology is important for our business. We own or have licenses to various patents and trademarks in Korea and overseas, and have applications for patents pending in Korea and other select countries such as the United States, Europe, China and Japan. A majority of our patents registered in Korea and overseas relate to our wireless and fixed-line telecommunications, media and IoT technologies. In addition, we operate several R&D laboratories to develop latest technology and additional platforms, as described in “Item 5.C. Research and Development, Patents and Licenses, Etc.” We license our intellectual property rights to third parties in return for periodic royal payments. We currently do not license any material technologies or patents from third parties.

Seasonality of the Business

Our main business generally does not experience significant seasonality.

Item 4.C.  Organizational Structure

These matters are discussed under Item 4.B. where relevant.

Item 4.D.  Property, Plants and Equipment

Our principal fixed asset is our integrated telecommunications networks. In addition, we own buildings and real estate throughout Korea. As of December 31, 2015, the net book value of our property and equipment was ￦14,479 billion, of which ￦3,387 billion is accounted for the net book value of our land, buildings and structures. As of December 31, 2015, the net book value of investment property, which is accounted for separately from our property and equipment was ￦1,102 billion. Other than described in this annual report, no significant amount of our properties is leased. There are no material encumbrances on our properties including the fixed assets below.

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

•	base station controllers, which connect to and control, the base transceiver stations;

•	mobile switching centers, which in turn control the base station controllers and the routing of telephone calls; and

•	transmission lines, which connect the mobile switching centers, base station controllers, base transceiver stations and the public switched telephone network.

The following table lists selected information regarding our mobile networks as of December 31, 2015:

	W-CDMA	LTE
Mobile switching centers	64	58
Base station controllers	492	—
Base transceiver stations	31,981	24,728
Indoor and outdoor repeaters	269,932	281,600

We have a license to use 40 MHz of bandwidth in the 2.1 GHz spectrum, of which 20 MHZ is used to provide IMT-2000 services based on W-CDMA wireless network standards and the remaining 20 MHZ for our 4G LTE services. Such license expires in December 2016, and we are required to pay approximately ￦1.3 trillion for use of such bandwidth during the license period of 15 years. In April 2010, the KCC announced its decision to allocate 20 MHz of bandwidth in the 900 MHz spectrum to us, which became effective in July 2011, for which we are required to pay a portion of the actual sales generated from using the bandwidth in the 900 MHz spectrum during the license period of 10 years as a usage fee for the bandwidth, as well as a portion of expected sales that was determined by the KCC at the time of allocation. In June 2011, our right to use 40 MHz of bandwidth in the 1.8 GHz spectrum expired, and the KCC allocated back to us the right to use 20 MHz of such bandwidth in the 1.8 GHz spectrum upon expiration pursuant to our application, for which we are required to pay a portion of the actual sales generated from using the bandwidth in the 1.8 GHz spectrum during the license period of 10 years as a usage fee for the bandwidth, as well as a portion of expected sales that was determined by the KCC at the time of allocation. We began using the 20 MHz of bandwidth in the 1.8 GHz spectrum, which became available upon termination of our 2G services, to provide our 4G LTE services starting in January 2012.

In August 2011, the KCC auctioned the right to use the remaining 20 MHz of bandwidth in the 1.8 GHz spectrum that we relinquished, 10 MHz of additional bandwidth in the 800 MHz spectrum and 20 MHz of additional bandwidth in the 2.1 GHz spectrum. We acquired the right to use the 10 MHz of bandwidth in the 800 MHz spectrum, for which we are required to pay a total usage fee of ￦261 billion during the license period of 10 years, SK Telecom acquired the right to use the 20 MHz of bandwidth in the 1.8 GHz spectrum and LG U+ acquired the right to use the 20 MHz of bandwidth in the 2.1 GHz spectrum. We have not utilized 10 MHz of bandwidth in the 800 MHz spectrum due to the unavailability of requisite technologies and have recorded impairment for the non-usage.

In August 2013, MSIP further auctioned 50 MHz of bandwidth in the 1.8 GHz spectrum, which had been used by governmental entities such as the military, and 80 MHz of bandwidth in the 2.6 GHz spectrum, which had been used for digital multimedia broadcasting services. We acquired the right to use 15 MHz of bandwidth in the 1.8 GHz spectrum, for which we are required to pay a total usage fee of ￦878 billion during a license period of eight years. SK Telecom acquired the right to use 35 MHz of bandwidth in the 1.8 GHz spectrum and LG U+ acquired the right to use 40 MHz of bandwidth in the 2.6 GHz spectrum. Acquiring the right to use additional bandwidth in the 1.8 GHz spectrum has enabled us to provide wideband LTE services beginning in September 2013, as 15 MHz of the newly acquired bandwidth in the 1.8 GHz spectrum was adjacent to our existing 20 MHz of bandwidth in the 1.8 GHz spectrum.

Exchanges

Exchanges include local exchanges and “toll” exchanges that connect local exchanges to long-distance transmission facilities. We had 23.6 million lines connected to local exchanges and 1.5 million lines connected to toll exchanges as of December 31, 2015.

All of our exchanges are fully automatic. We completed replacement of all electromechanical analog exchanges with digital exchanges in June 2003 in order to provide higher speed and larger volume services. Starting in 2006, we also began conversion of our exchanges to be compatible to IP platform in preparation for building our next generation broadband convergence network by 2021. As of December 31, 2015, 100% of our lines connected to toll exchanges are compatible to IP platform.

Internet Backbone

Our Internet backbone network, called KORNET, has the capacity to handle aggregate traffic of our broadband Internet access subscribers, data centers and Internet exchange system at any given moment of up to 8.1 Tbps as of December 31, 2015. We have set up contingent plans to prepare against various incidents that could affect reliable Internet access service. Starting in 2005, we have also begun deploying our IP premium network that enables us to more reliably support olleh TV, WiBro, Internet Phone, upgraded VoIP services and other IP services. As of December 31, 2015, our IP premium network had 2,392 lines installed to provide 3G and LTE mobile data services, 2,698 lines installed to provide IPTV services and a total capacity to handle up to 1.74 Tbps of IPTV, voice, virtual private network (VPN) and WiBro service traffic.

Access Lines

As of December 31, 2015, we had 18.5 million access lines installed, which allow us to reach virtually all homes and businesses in Korea. As part of our broadband deployment strategy, we have upgraded many of our access lines by equipping them with broadband capability using xDSL and FTTH technology. As of December 31, 2015, we had approximately 17.8 million broadband lines with speed of at least 50 Mbps that enable us to deliver broadband Internet access and multimedia content to our customers.

Transmission Network

Our domestic fiber optic cable network consisted of over 695,000 kilometers of fiber optic cables as of December 31, 2015 of which 118,425 kilometers of fiber optic cables are used to connect our backbone network and 581,120 kilometers are used to connect the backbone network to our subscribers. Our backbone network utilizes 64 Tbp Long-haul Reconfigurable Optical Add Drop Multiplexer (“ROADM”) technology for connecting cities. ROADM technology improves bandwidth efficiency by enabling data to be transmitted from multiple signals across one fiber strand in a cable and carrying each signal on a separate wavelength. We enhanced our backbone network connecting six major cities in Korea by implementing an optical cross-connector (OXC) and access network by implementing multi-service provisioning platform (MSPP) architecture in 2008. During 2013, we completed the construction of our next generation broadband convergence network by installing carrier ethernet architecture.

Our extensive domestic long-distance network is supplemented by our fully digital domestic microwave network, which consisted of 55 relay sites as of December 31, 2015.

International Network

Our international network infrastructure consists of both submarine cables and satellite transmission systems, including two submarine cable-landing stations in Busan and Keoje and two satellite teleports in Kumsan and Boeun. Data services such as international private lease circuits, IP and very small aperture terminals are provided through submarine cables and satellite transmission. In order to guarantee high quality services to our end customers, our submarine cables and satellite transmission systems are linked to various points-of-presence in the United States, Asia and Europe. In addition, our international telecommunications networks are directly linked to approximately 210 telecommunications service providers in various international destinations and are routed through our three international switching centers in Seoul, Daejeon and Busan.

Our international Internet backbone with capacity of 752 Gbps is connected to approximately 180 Internet service providers through our two Internet gateways in Hyehwa and Guro. In addition, we operate a video backbone with capacity of 1.5 Gbps to transmit video signals from Korea to the rest of the world.

Satellites

Koreasat 5 (launched in 2006), Koreasat 6 (launched in 2010), and Koreasat 8 (launched in 2014 and of which we own 12 transponders) are all in operation, providing broadcasting, video distribution and broadband data services in selected areas. Two additional satellites (provisionally called Koreasat 5A and Koreasat 7) are expected to be launched in 2016 and 2017, respectively. If launched successfully, Koreasat 5A will replace Koreasat 5. The rights and interests regarding Koreasat 3 are currently subject to an International Chamber of Commerce arbitration. See “—Item 4.B. Business Overview—Our Services—Miscellaneous Businesses” and “Item 8. Financial Information—Item 8.A. Consolidated Financial Statements and Other Financial Information—Legal Proceedings.”

International Submarine Cable Networks

International traffic is handled by telecommunications satellites and submarine cables. Because of the high cost of laying a submarine cable, the usual practice is for multiple carriers to jointly commission a new cable and share the costs and the capacity. We own interests in several international fiber optic submarine cable networks, including:

•	a 1.4% interest in the 29,000-kilometer FLAG Europe-Asia network connecting Korea, Southeast Asia, the Middle East and Europe, activated since April 1997;

•	a 1.7% interest in the 39,000-kilometer Southeast Asia-Middle East-Western Europe 3 Cable Network linking 34 countries, activated since December 1999;

•	a 6.7% interest in the 30,444-kilometer China-U.S. Cable Network linking Korea, China, Japan, Taiwan and the United States, activated since January 2000;

•	a 4.0% interest in the 19,000-kilometer Asia Pacific Cable Network 2 connecting Korea, China, Japan, Taiwan, Hong Kong, Philippines, Singapore and Malaysia, activated since December 2001;

•	a 20.0% interest in the 500-kilometer Korea-Japan Cable Network linking Korea and Japan, activated since March 2002;

•	a 13.1% interest in the 16,500-kilometer Trans Pacific Express Cable Network linking Korea, China, Taiwan and the United States, activated since September 2008; and

•

a 8.53% interest in the 11,000-kilometer Asia Pacific Gateway linking Korea, China, Japan, Thailand, Taiwan, Hong Kong, Vietnam, Singapore and Malaysia, which is expected to be activated in the fourth quarter of 2016.

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

In 2015, for the purposes of placing conventional telecommunications services for individuals and corporations under an integrated management within one segment, the Customer/Marketing Group, and various strategic businesses into the Others Group, we determined our operating segments for financial reporting purposes as the following:

•	the Customer/Marketing Group, which engages in providing various telecommunication services to individual/home/corporate customers and the convergence business,

•	the Finance Business Group, which engages in providing various financial services such as credit card, and

•

the Others Group, which includes security services, satellite service, information technology and network services, satellite TV services as well as global business services that provides global network services to multinational or domestic corporate customers and telecommunications companies.

Prior to 2015, we had four operating segments (i) Customer/Marketing Group, (ii) Enterprise Sales Group, (iii) Finance/Rental Business Group and (iv) Others Group. In 2015, the Enterprise Sales Group was split into two different segments. The mobile/fixed-line services for corporate customers became part of the Customer/Marketing Group. The global business services as well as the real estate business became part of the Others Group. The segment results for 2013, 2014 and 2015 are reported in accordance with the current segment classification of three operating segments. See Note 33 to the Consolidated Financial Statements.

We disposed of our interests in two of our subsidiaries, KT Rental Co., Ltd. and KT Capital Co., Ltd., in June 2015 and August 2015, respectively. The profit and loss on the related operations of KT Rental Co., Ltd. and KT Capital Co., Ltd. are presented as discontinued operations. See Note 39 to the Consolidated Financial Statements.

One of the major factors contributing to our historical performance was the growth of the Korean economy, and our future performance will depend at least in part on Korea’s general economic growth and prospects. For a description of recent developments that have had and may continue to have an adverse effect on our results of operations and financial condition, see “Item 3. Key Information—Item 3.D. Risk Factors—Korea is our most important market, and our current business and future growth could be materially and adversely affected if economic conditions in Korea deteriorate.” A number of other developments have had or are expected to have a material impact on our results of operations, financial condition and capital expenditures. These developments include:

•	acquisitions and disposals of interests in subsidiaries and joint ventures;

•	employee reductions and changes in severance and retirement benefits;

•	acquisition of new bandwidths and usage fees for such bandwidths;

•	changes in the rate structure for our services;

•	handset subsidies; and

•	researching and implementing technology upgrades and additional telecommunication services such as 5G technologies.

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

Acquisitions and Disposals of Interests in Subsidiaries and Joint Ventures

One key aspect of our overall business strategy calls for acquisitions of businesses and entering into joint ventures that complement or diversify our current business, as well as disposal or termination of such businesses from time to time. The following summarizes our recent acquisitions and disposals:

•

in October 2011, we, through our former subsidiary KT Capital Co., Ltd., acquired an additional 1,622,520 common shares of BC Card Co., Ltd. from Woori Bank, Busan Bank and Shinhan Card for approximately ￦252 billion, to further diversify our business and to create synergies through utilization of our mobile telecommunications network in financial services, thereby increasing our ownership interest in BC Card Co., Ltd. to 38.9%, making it our consolidated subsidiary as a result of deemed control starting in October 2011. We acquired an additional 1,349,920 common shares of BC Card Co., Ltd. in January 2012 for approximately ￦287 billion, and owned a 69.5% interest in BC Card Co., Ltd. as of December 31, 2015. The profit and loss on the related operations of KT Capital Co. Ltd. are presented as discontinued operations. See Note 39 to the Consolidated Financial Statements.

•

in October 2014, we acquired 4,000,000 treasury shares of ktis Corporation, an equity-method investee which provides telephone number directory services, for approximately ￦36 billion, thereby increasing our ownership interest to 30.0% as of December 31, 2015 and making it our consolidated subsidiary as a result of deemed control starting from October 2014. See Note 1 to the Consolidated Financial Statements.

•

in October 2014, we, through our subsidiary KT Hitel Co., Ltd., acquired 4,800,000 treasury shares of ktcs Corporation, an equity-method investee which provides telephone number directory services, for approximately ￦37 billion, thereby increasing our ownership interest to 30.9% as of December 31, 2015 and making it our consolidated subsidiary as a result of deemed control starting from October 2014. See Note 1 to the Consolidated Financial Statements.

•

starting in July 2012, KT Rental Co., Ltd., our then-58.0% owned subsidiary, became our consolidated subsidiary as a result of the acquisition of KT Rental’s common stock by Hana Daetoo Securities Co., Ltd. and other investors from the then-second largest shareholder in July 2012, and the restriction on our control over KT Rental Co., Ltd. pursuant to a shareholders’ agreement being resolved as a result. The sale of KT Rental Co., Ltd. to the Lotte Group for ￦1.01 trillion (with proceeds to KT Corporation being approximately ￦763 billion) was completed in June 2015. The profit and loss on the related operations of KT Rental Co. Ltd. are presented as discontinued operations. See Note 39 to the Consolidated Financial Statements.

Our financial condition and results of operations may be affected as a result of such acquisitions, disposals or consolidation. Furthermore, pursuing acquisitions, joint venture and certain investment transactions also requires significant capital, and as we pursue further growth opportunities for the future, we may need to raise additional capital by incurring loans or through the issuances of bonds or other securities in the international capital markets, which may lead to increased levels of debt and debt servicing costs in the future.

Employee Reductions and Changes in Severance and Retirement Benefits

We regularly sponsor voluntary early retirement plans where we provide additional financial incentives for our employees to retire early, as part of our efforts to improve operational efficiencies. In 2013, 2014 and 2015, 269, 41 and 33 employees, respectively, retired under our voluntary early retirement plan. In April 2014, in addition to our usual voluntary early retirement plan, we held a special voluntary early retirement program where we provided employees who had been employed by us for more than 15 years with additional financial incentives to retire early or employment for two years at certain of our subsidiaries or affiliates. The special voluntary early retirement program resulted in the early retirement of 8,304 employees in 2014. Our payments of severance benefits amounted to ￦371 billion in 2013, ￦1,427 billion in 2014 and ￦118 billion in 2015. In 2014, our severance payments were particularly high due to the special voluntary early retirement program. There was no such special retirement program in 2015.

Acquisition of New Bandwidth and Usage Fees for Such Bandwidths

One of the principal limitations on a wireless network’s subscriber capacity is the amount of bandwidth spectrum allocated to a service provider. The growth of our mobile telecommunications business and the increase in usage of wireless data transmission services have been significant factors in the increased utilization of our bandwidth, since wireless data applications are generally more bandwidth-intensive than voice services. The current trend of increasing data transmission use and the increasing sophistication of multimedia content is likely to put additional strain on the bandwidth capacity of mobile service providers. We have acquired various licenses in recent years to secure additional bandwidth capacity to provide our broad range of services, for which we typically pay a portion of the actual sales generated from using the bandwidth during the license period as a usage fee, as well as a portion of expected sales as determined by the KCC at the time of allocation.

In August 2013, the MSIP further auctioned 50 MHz of bandwidth in the 1.8 GHz spectrum, which had been used by governmental entities such as the military, and 80 MHz of bandwidth in the 2.6 GHz spectrum, which had been used for digital multimedia broadcasting services. We acquired the right to use 15 MHz of bandwidth in the 1.8 GHz spectrum, for which we are required to pay a total usage fee of approximately ￦900 billion during a license period of eight years. SK Telecom acquired the right to use 35 MHz of bandwidth in the 1.8 GHz spectrum and LG U+ acquired the right to use 40 MHz of bandwidth in the 2.6 GHz spectrum. In September 2013, we commenced providing wideband LTE services, which utilizes our adjoining 20 MHz of bandwidth in the 1.8 GHz spectrum to provide transmission speed of up to 150 Mbps, twice faster than those offered under standard LTE services. SK Telecom also began providing its wideband LTE services in September 2013 and LG U+ commenced providing its wideband LTE services in January 2014. In March 2014, our wideband LTE services covered five metropolitan cities in Korea, and we expanded our wideband LTE services to all of Korea in July 2014. Furthermore, in March 2014, we commercialized Wideband LTE-A services, which interconnects our 20 MHz of bandwidth in the 1.8 GHz spectrum used to offer wideband LTE services with the 10 MHz of bandwidth in the 900 MHz spectrum used to offer standard LTE services by utilizing inter-band carrier aggregation technology to support transmission speed of up to 225 Mbps, and began additionally interconnecting 10 MHz of bandwidth in the 2.1 GHz spectrum in January 2015 to support transmission speed of up to 300 Mbps under the “Wideband LTE-A X4” service.

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

For example, based on investigations conducted in December 2012 and January 2013, the KCC imposed a combined fine of approximately ￦12 billion on SK Telecom, LG U+ and us in January 2013 (our fine being approximately ￦3 billion), for providing subsidies that were higher than those allowed under current regulations to new mobile phone purchasers and subscribers, and also imposed temporary suspensions from accepting new subscribers ranging from 20 days to 24 days. In March 2013, the KCC again imposed a combined fine of approximately ￦5 billion on SK Telecom, LG U+ and us (our fine being approximately ￦2 billion) for continuing to offer subsidies during the suspension period. In July 2013, the KCC imposed a combined fine of approximately ￦67 billion on SK Telecom, LG U+ and us (our fine being approximately ￦20 billion) and also imposed a seven day suspension on us from accepting new subscribers, also in connection with providing excessive handset subsidies to new subscribers. In December 2013, the KCC again imposed a combined fine of approximately ￦106 billion on SK Telecom, LG U+ and us (our fine being approximately ￦30 billion), which is the largest fine ever imposed by the KCC on local mobile operators for providing excessive subsidies to new subscribers. In March 2014, the MSIP imposed a 45-day suspension on each of us, SK Telecom and LG U+ from accepting new subscribers as a result of continuing to offer excessive handset subsidies to new subscribers, despite the order from the KCC prohibiting such subsidies. In August 2014, the KCC again imposed a combined fine of approximately ￦58 billion on SK Telecom, LG U+ and us (our fine being approximately ￦11 billion) for providing excessive handset subsidies, and also imposed temporary suspensions on accepting new subscribers for seven days on SK Telecom and LG U+. In December 2014, the KCC further imposed a fine of approximately ￦8 billion on each of SK Telecom, LG U+ and us for providing excessive handset subsidies and in March 2015 the KCC again imposed a combined fine of approximately ￦34 billion on SK Telecom, LG U+ and us (our fine being approximately ￦9 billion) for violation of regulations relating to handset sales, in connection with a used handset buyback program that we and the other telecommunications operators were promoting. Any further suspension of our business or imposition of monetary penalties by the Government could have a material adverse effect on our business.

Furthermore, on October 1, 2014, the Handset Distribution Reform Act, which seeks to lower the cost of communication and reduce handset factory prices by establishing fair and transparent order in the distribution of mobile telecommunication devices, went into effect. The Handset Distribution Reform Act regulates, among other matters, the sale and subsidies of mobile devices such as smartphones, with one of its purposes being to induce telecommunication operators to compete in lowering the costs of communications and encourage the manufacturers to reduce handset factory prices, while improving service quality. Under the Handset Distribution Reform Act, consumers may not be discriminated in terms of subsidies based on their age, place of residence or monthly subscription plan when using their existing mobile phones, buying a new phone or switching their mobile carriers. Furthermore, everyone, regardless of their status, is entitled to receive either a handset subsidy for the purchase of mobile phone models that were launched within the last 15 months, or a tariff discount (with the current discount rate set at 20%, effective as of April 24, 2015). The maximum amount of handset subsidy that telecommunications operators and handset manufacturers may offer is determined by Korean telecommunication regulators (such limit to be determined between ￦250,000 and ￦350,000, and may be adjusted every six months, with the current limit set at ￦330,000, effective as of April 8, 2015). Telecommunications operators are also required to publicly announce the amount of handset subsidy that they offer, which may not be readjusted within one week after such announcement. In addition, telecommunications operators are prohibited from using misleading or exaggerated advertisements, such as advertisements that mobile phones are free without adequately explaining that it is preconditioned on signing up for high-priced monthly subscription plans.

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

Changes in the allowances for doubtful accounts for our trade and other receivables in the three-year period ended December 31, 2015 are summarized as follows:

	Year Ended December 31,
	2013		2014		2015
	(In millions of Won)
Balance at beginning of year	￦	644,058	￦	678,262	￦	738,263
Provision		160,166		199,135		139,109
Reversal or written-off		(127,206)		(141,194)		(147,717)
Changes in the scope of consolidation		2,687		3,425		(22,153)
Others		(1,443)		(1,365)		(1,530)

Balance at end of year	￦	678,262	￦	738,263	￦	705,972

Changes in the allowances for doubtful accounts for our loans receivables in the three-year period ended December 31, 2015 are summarized as follows:

	Year Ended December 31,
	2013		2014		2015
	(In millions of Won)
Balance at beginning of year	￦	65,196	￦	73,075	￦	79,103
Provision		40,743		31,656		2,446
Reversal or written-off		(30,448)		(23,618)		—
Changes in the scope of consolidation		—		—		(64,331)
Others		(2,416)		(2,010)		(3,994)

Balance at end of year	￦	73,075	￦	79,103	￦	13,224

If economic or specific industry trends change, we would adjust our allowances for doubtful accounts by recording additional expense or benefit.

Useful Lives of Property, Equipment, Intangible Assets and Investment Property

Property and equipment, intangible assets and investment properties (excluding land, condominium memberships, golf club memberships and broadcasting concession) are depreciated using the straight-line method over their useful lives as disclosed in Note 3.8 to the Consolidated Financial Statements. An asset’s residual value and useful lives are reviewed and adjusted at the end of each financial reporting period, and are based on historical experience with similar assets as well as taking into account anticipated technological or other changes. If technological changes were to occur more rapidly than anticipated or in a different form than anticipated, the useful lives assigned to these assets may need to be shortened, resulting in the recognition of increased depreciation expense in future periods. A decrease of remaining estimated useful life by one year of our property and equipment would result in an increase of depreciation expense of approximately ￦250 billion in 2015.

Impairment of Long-Lived Assets, including Goodwill

Long-lived assets generally consist of property and equipment and intangible assets, including goodwill. We review long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. In addition, we evaluate our long-lived assets for impairment each year as part of our annual forecasting process. An impairment loss would be recognized when the asset’s recoverable amount is less than its carrying amount. The recoverable amount of a long-lived asset is the greater of an asset’s fair value less costs to sell and its value in use. For the purpose of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash flows (cash-generating units). The recoverable amounts of cash-generating units are based on their value in use calculated by applying the annual discount rate ranging from 4.97% to 11.42% (depending on the segment) to the estimated future cash flows based on financial budgets for the next five years. An annual growth rate of 0.0% was applied for the cash flows expected to be incurred after five years. If such assets are considered to be impaired, the impairment to be recognized is measured as the amount by which the carrying amount of the assets exceeds the estimated recovery value. For example, in 2015, we recognized ￦185 billion of impairment loss in connection with the non-usage of 10 MHz of bandwidth in the 800 MHz spectrum. We also recognized ￦33 billion of impairment loss on inventory and tangible and intangible assets in connection with the close of the trunk radio system business of KT Powertel Co., Ltd. in 2015.

Goodwill represents the excess of purchase price paid over the fair value assigned to the identifiable net assets of acquired businesses. The determination of the fair values of goodwill is based on management’s judgment on the expected cash flows of the cash-generating units to which the goodwill is allocated, taking market demand, competition and other economic factors into consideration. The determination of impairments of goodwill involves the use of estimates that include, but are not limited to, the cause, timing and amount of the impairment. Impairment is based on a large number of factors, such as changes in current competitive conditions, expectations of growth in the telecommunications industry, a decline in our expected future cash flows, changes in the future availability of financing, technological obsolescence, discontinuance of services, current replacement costs and prices paid in comparable transactions. For example, in 2015, we recognized an impairment losses of ￦97 billion on goodwill allocated to KT Skylife primarily due to a decrease in the expected recoverable amount resulting from a decrease in KT Skylife’s market value in 2015. See Note 13 of the Consolidated Financial Statements.

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

We believe that the accounting estimate related to assessing the reliability of deferred tax assets is a “critical accounting estimate” because: (1) it requires management to make assessments about the timing of future events, including the probability of expected future taxable income and available tax planning opportunities, and (2) the impact that changes in actual performance versus these estimates could have on the realization of tax benefits as reported in our results of operations could be material. Management’s assumptions require significant judgment because actual performance has fluctuated in the past and may continue to do so.

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

Explanatory Note Regarding Presentation of Certain Financial Information under K-IFRS

In addition to preparing financial statements in accordance with IFRS as issued by the IASB included in this annual report, we also prepare financial statements in accordance with K-IFRS, which we are required to file with the Financial Services Commission and the Korea Exchange under the FSCMA.

During the three years ended December 31, 2015, we are required to adopt certain amendments and interpretations to K-IFRS, relating to presentation of operating profit. Additionally, under K-IFRS, revenue from the development and sale of real estate is recognized using the percentage of completion method. However, under IFRS as issued by the IASB, revenue from the development and sale of real estate is recognized when an individual unit of residential real estate is delivered to the buyer. Furthermore, in connection with the exercise of early redemption rights for certain commercial paper guaranteed by KT ENGCORE, our previously consolidated subsidiary, we recognized financial losses relating to the resulting estimation of guarantee liabilities in our consolidated statements of operations prepared in accordance with IFRS as issued by the IASB for the year ended December 31, 2013 (which were issued on April 28, 2014), which were not reflected in our financial statements prepared in accordance with K-IFRS for the year ended December 31, 2013 (which were issued on March 13, 2014) as it was not possible to make a reasonable estimate of the liabilities at the time of issuing the K-IFRS financial statements. We subsequently reflected such losses in our K-IFRS financial statements for the year ended December 31, 2014. As a result, the presentation of operating results in our consolidated statements of operations prepared in accordance with IFRS as issued by the IASB included in this annual report differs from the presentation of operating results in our consolidated statements of operations prepared in accordance with K-IFRS. The table below sets forth a reconciliation of our operating profit and net income or loss as presented in our consolidated statements of operations prepared in accordance with IFRS as issued by the IASB for each of the years ended December 31, 2013, 2014 and 2015 to our operating profit and net income or loss in our consolidated statements of operations prepared in accordance with K-IFRS, for each of the corresponding years, taking into account such differences:

	For the Year Ended December 31,
	2013		2014		2015
	(In millions of Won)
Operating profit (loss) under IFRS as issued by the IASB	￦	234,585	￦	(778,840)	￦	1,077,068
Effect of changes in operating income presentation		489,652		391,016		207,165
Revenue recognition of development and sale of real estate		22,370		(18,767)		8,711

Operating profit (loss) under K-IFRS	￦	746,607	￦	(406,591)	￦	1,292,944

	For the Year Ended December 31,
	2013		2014		2015
	(In millions of Won)
Net income (loss) under IFRS as issued by the IASB	￦	(87,745)	￦	(941,413)	￦	624,685
Profit before income tax
Revenue recognition of development and sale of real estate		22,370		(18,767)		8,711
Guarantee liabilities and loss (KT ENGCORE)		10,538		(10,538)		—
Income tax		(5,414)		4,542		(2.108)

Net income (loss) under K-IFRS	￦	(60,251)	￦	(966,176)	￦	631,288

Recent Accounting Pronouncements under IFRS

For a summary of new standards, amendments and interpretations issued under IFRS as issued by the IASB but not effective for 2015, and which have not been adopted early by us, see Note 2.2 to the Consolidated Financial Statements.

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

•

revenues from goods sold that are generated primarily through sale of mobile handsets and specially designed phones for fixed-line and mobile convergence services, net of any subsidies paid directly to customers;

•	financial service revenues, primarily consisting of fees from credit card services provided by BC Card Co., Ltd., our consolidated subsidiary; and

•	miscellaneous revenues that are primarily derived from information technology and network services, satellite services and security services.

Operating Expenses

Our operating expenses primarily include:

•	salaries and wages, including post-employment benefits, termination benefits (including severance benefits for voluntary and special early retirements) and share-based payments;

•	depreciation expenses incurred primarily in connection with our telecommunications network facilities;

•

purchase of inventories, primarily consisting of inventories purchased for our sale of mobile handsets and specially designed phones for fixed-line mobile convergence services, and change of inventories, which reflects increases or decreases of inventories during the applicable period;

•

card service costs, primarily consisting of costs in connection with credit card services provided by BC Card Co., Ltd., including fees paid to member credit card companies in our network for marketing expenses and for costs associated with the present value and default risks of installment card charges which are borne by such member companies;

•	sales commissions, primarily consisting of sales commissions to third-party dealers related to procurement of mobile subscribers and mobile handset sales;

•	commissions, primarily consisting of commission-based payments for certain third-party outsourcing services, including commissions to the outsourced call center staff;

•

service cost, primarily consisting of payments for certain third-party outsourcing services, including payments for software development and design, data analysis and processing, and installment and maintenance of IT and satellite equipment; and

•	interconnection charges, which are interconnection payments to telecommunication service providers for calls from landline users and our mobile subscribers to our competitors’ subscribers.

Operating Results—2014 Compared to 2015

The following table presents selected income statement data and changes therein for 2014 and 2015:

	For the Year Ended December 31,				Changes
					2014 vs. 2015
	2014		2015		Amount		%
	(In billions of Won)
Operating revenues	￦	22,613	￦	22,700	￦	87	0.4%
Revenue		22,359		22,212		(147)	(0.7)
Others		253		488		235	92.9
Operating expenses		23,392		21,623		(1,769)	(7.6)

Operating profit (loss)		(779)		1,077		1,856	238.3
Finance income		253		273		20	7.9
Finance costs		(792)		(645)		147	(18.6)
Income from jointly controlled entities and associates		19		6		(13)	(68.4)

Profit (loss) from continuing operations before income tax		(1,299)		711		2,010	154.7
Income tax expense (benefit)		(271)		227		498	183.8
Profit (loss) for the period from continuing operations		(1,028)		484		1,512	147.1
Profit from discontinued operations		86		141		55	64.0

Loss for the period	￦	(941)	￦	625	￦	1,566	166.4%

Operating Revenues

The following table presents a breakdown of our operating revenues and changes therein for 2014 and 2015:

	For the Year Ended December 31,				Changes
					2014 vs. 2015
	2014		2015		Amount		%
	(In billions of Won)
Mobile services	￦	7,104	￦	7,260	￦	156	2.2%
Fixed-line services		6,855		6,755		(100)	(1.5)
Fixed-line telephone services:
Monthly Basic Charges		695		650		(45)	(6.5)
Monthly Usage Charges		1,238		1,022		(216)	(17.4)
Others		678		646		(32)	(4.7)

Sub-total		2,611		2,318		(293)	(11.2)
Internet services:
Broadband internet access service		1,934		1,882		(52)	(2.7)
Other Internet-related services		1,161		1,479		318	27.4

Sub-total		3,095		3,361		266	8.6
Data communication services		1,149		1,076		(73)	(6.4)
Sale of goods		3,252		2,756		(496)	(15.3)
Financial services		3,272		3,483		211	6.4
Other		2,130		2,446		316	14.8

Total operating revenues	￦	22,613	￦	22,700	￦	87	0.4%

Total operating revenues increased by 0.4%, or ￦87 billion, from ￦22,613 billion in 2014 to ￦22,700 billion in 2015 primarily due to increases in our internet services revenues, financial services revenues and other service revenues, the impact of which was largely offset by decreases in sale of goods revenues and fixed-line telephone service revenues.

Mobile Services

Our mobile service revenues increased by 2.2%, or ￦156 billion, from ￦7,104 billion in 2014 to ￦7,260 billion in 2015 primarily due to a 4.1% increase in our mobile subscribers from approximately 17,328,000 as of December 31, 2014 to approximately 18,038,000 as of December 31, 2015. Such increase in our mobile subscribers was further enhanced by an increase in our average revenue per user, resulting from the increase of LTE users and increased sale of higher rate plans.

Fixed-line Services

Our fixed-line service revenues decreased by 1.5%, or ￦100 billion, from ￦6,855 billion in 2014 to ￦6,755 billion in 2015 primarily due to decreases in fixed-line telephone service revenues and, to a lesser extent, data communication service revenues, the impact of which was partially offset by an increase in our internet service revenues.

Fixed-line Telephone Services. Our fixed-line telephone service revenues decreased by 11.2%, or ￦293 billion, from ￦2,611 billion in 2014 to ￦2,318 billion in 2015 primarily due to decreases in monthly usage charges, monthly basic charges and other fixed-line telephone service revenues. Specifically:

•

Monthly usage charges decreased by 17.4%, or ￦216 billion, from ￦1,238 billion in 2014 to ￦1,022 billion in 2015 primarily due to the continuing decrease in the usage of fixed-line services resulting from the increased usage of mobile telephone services, Internet phone services and other VoIP services such as Kakao Talk, Line and Skype, which led to a 40.0% decrease in domestic long-distance call minutes from 3.5 million in 2014 to 2.1 million in 2015 and a 40.0% decrease in local call pulses from 4.0 million in 2014 to 2.4 million in 2015.

•

Monthly basic charges decreased by 6.5%, or ￦45 billion, from ￦695 billion in 2014 to ￦650 billion in 2015 primarily due to a 9.5% decrease in the number of our telephone lines in service from 13.7 million in 2014 to 12.4 million in 2015.

•

Other fixed-line telephone service revenue decreased by 4.7%, or ￦32 billion, from ￦678 billion in 2014 to ￦646 billion in 2015 primarily due to the continuing erosion of fixed-line services by mobile telephone services, Internet phone services and other VoIP services, as well as a decrease in the number of lines in service from 2014 to 2015.

Internet Services. Our Internet service revenues increased by 8.6%, or ￦266 billion, from ￦3,095 billion in 2014 to ￦3,361 billion in 2015 primarily due to an increase in the number of IPTV subscribers from 5.9 million as of December 31, 2014 to 6.6 million as of December 31, 2015 and an increase in the number of our olleh GiGA Internet Service subscribers from approximately 117,000 as of December 31, 2014 to approximately 1.0 million as of December 31, 2015.

Data Communication Services. Our data communications service revenues decreased by 6.4%, or ￦73 billion, from ￦1,149 billion in 2014 to from ￦1,076 billion in 2015 primarily due to a decrease in revenues from our leased lines, resulting from increased competition in the data communications market in Korea.

Sale of Goods

Revenues from sale of goods decreased by 15.3%, or ￦496 billion, from ￦3,252 billion in 2014 to ￦2,756 billion in 2015 primarily due to a decrease in the number of handsets sold in 2015 as well as a difference in how we have paid handset subsidies since October 2014. The Handset Distribution Reform Act, which became effective October 2014, requires mobile service providers, including us, to pay handset subsidies directly to subscribers and disclose such subsidy amounts to the public. Prior to the enactment of the Handset Distribution Reform Act, we and other mobile service providers provided sales commissions to third-party vendors who then provided subscribers handset subsidies as well as other marketing and promotional activities at such vendors’ own discretion. However, since October 2014, we and other mobile service providers have provided handset subsidies provided directly to customers. Handset subsidies provided directly to customers are not recognized as part of handset sales revenue (revenue is recognized net of such subsidy amount), whereas handset subsidies paid through third-party vendors were recognized as revenue and also as operating expense (sales commissions). As a result, revenues from sale of goods decreased in 2015 compared to 2014 as handset subsidies were not recognized as revenue. The revenue decrease in 2015 was also attributable to a decrease in the total number of mobile handsets (primarily smartphones) sold, as well as reduced price of mobile handsets.

Financial Services

Financial service revenues increased by 6.4%, or ￦211 billion, from ￦3,272 billion in 2014 to ￦3,483 billion in 2015 primarily due to an increase in commission revenues from our financial subsidiaries, in particular BC Card Co., Ltd., resulting primarily from an increase in commissions received by BC Card Co., Ltd. as a result of increased usage of credit cards by customers, as well as an increase in disposal of available-for-sale financial assets, primarily related to the sale of capital stock in MasterCard, previously owned by BC Card Co., Ltd.

Others

Other operating revenues increased by 14.8%, or ￦316 billion, from ￦2,130 billion in 2014 to ￦2,446 billion in 2015 primarily due to the inclusion of the full-year revenues in 2015 of ktcs Corporation and ktis Corporation, which became our consolidated subsidiaries as of October 2014. Both ktcs Corporation and ktis Corporation derive revenue mainly from operation of customer service centers for our mobile and fixed-line customers.

Operating Expenses

The following table presents a breakdown of our operating expenses and changes therein for 2014 and 2015:

	For the Year Ended December 31,				Changes
					2014 vs. 2015
	2014		2015		Amount		%
	(In billions of Won)
Salaries and wages	￦	3,919	￦	3,303	￦	(616)	(15.7)%
Depreciation		3,326		3,339		13	0.4
Commissions		1,355		1,037		(318)	(23.5)
Interconnection charges		797		689		(108)	(13.6)
Purchase of inventories		3,509		3,963		454	12.9
Changes of inventories		255		(198)		(453)	(177.6)
Sales commission		2,629		1,857		(772)	(29.4)
Service cost		1,281		1,164		(117)	(9.1)
Card service costs		2,883		2,960		77	2.7
Others (1)		3,438		3,509		71	2.1

Total operating expenses	￦	23,392	￦	21,623	￦	(1,769)	(7.6)%

(1)	Including other operating expenses (which include miscellaneous expenses, loss on disposal of property and equipment, impairment loss on property and equipment, loss on disposal of intangible assets, loss on disposal of investments in associates and joint ventures, impairment loss on investments in associates and joint ventures and donations), amortization of intangible assets, rent, insurance premium, utilities, international interconnection fee, installation fee, taxes and dues, research and development expenses, provision and advertising expenses.

Total operating expenses decreased by 7.6%, or ￦1,769 billion, from ￦23,392 billion in 2014 to ￦21,623 billion in 2015 primarily due to decreases in sales commissions, salaries and wages, and changes of inventories, the impact of which was partially offset by increases in purchase of inventories and commissions. Specifically:

•

Sales commissions, which primarily relate to commissions paid to third-party vendors for procurement of subscribers and other promotions as well as sales of mobile handsets and mobile and fixed-line service products, decreased by 29.4%, or ￦772 billion, from ￦2,629 billion in 2014 to ￦1,857 billion in 2015, primarily due to a decrease in the number of mobile subscribers that third-party vendors procured and a decrease in the number of mobile handsets sold.

•

Salaries and wages decreased by 15.7%, or ￦616 billion, from ￦3,919 billion in 2014 to ￦3,303 billion in 2015 primarily due to an increase in severance benefits relating to the special voluntary early retirement program in 2014 while there was no such special retirement program in 2015, as well as a decrease in the number of employees resulting from the 2014 special retirement program as described in “—Overview—Employee Reductions and Changes in Severance and Retirement Benefits” above. Such decrease in salaries and wages was partially offset by an increase in salaries in 2015 resulting from the inclusion of ktis Corporation and ktcs Corporation as consolidated subsidiaries in October 2014.

•

Changes of inventories, which reflects inventory changes during a period by calculating inventories at the beginning of period minus those at the end of period, decreased by 177.6%, or ￦453 billion, from ￦255 billion in 2014 to ￦(198) billion in 2015, which means inventories at the end of period increased by ￦198 billion compared to the beginning of period in 2015, while they decreased by ￦255 billion in 2014. This was primarily due to decreases in both the number of handset units sold and the average unit price in 2015, as well as an increase in purchase of handsets in 2015 as described below. As a combined result of the decrease in handset sales and the increase in purchase of inventories in 2015, our inventories increased to ￦617 billion as of December 31, 2015 from ￦419 billion as of December 31, 2014.

These factors were partially offset by the following:

•

Purchase of inventories increased by 12.9%, or ￦454 billion, from ￦3,509 billion in 2014 to ￦3,963 billion in 2015 primarily due to an increase in the total number of smartphones purchased, which was primarily attributable to handset makers’ introduction of new products, including iPhone 6S and Galaxy S6 in 2015, and also mobile handsets needed for the business of kt M mobile, which was newly established in April 2015. We recognize the purchase of mobile handsets as operating expenses during the period when such handsets are purchased regardless of whether they are actually sold during that period. As a result, the periods when purchase of inventories is recognized and when the revenue from their sales is recognized could be different.

•

Commissions, primarily consisting of commission-based payments for certain third-party outsourcing services, including commissions to the outsourced call center staff, decreased by 23.5%, or ￦318 billion, from ￦1,355 billion in 2014 to ￦1,037 billion in 2015, primarily due to elimination of commission amounts, as adjustments on consolidation, paid to ktis Corporation and ktcs Corporation, which provide call center services, as they became consolidated subsidiaries in October 2014.

Operating Profit

Due to the factors described above, we recorded an operating loss of ￦779 billion in 2014, compared to an operating profit of ￦1,077 billion in 2015. Our operating margin, which is operating profit as a percentage of operating revenues, was (3.4)% in 2014 and 4.7% in 2015.

Finance Income (Costs)

The following table presents a breakdown of our finance income and costs and changes therein for 2014 and 2015:

	For the Year Ended December 31,				Changes
					2014 vs. 2015
	2014		2015		Amount		%
	(In billions of Won)
Interest income	￦	80	￦	70	￦	(10)	(12.5)%
Interest expense		(475)		(386)		89	(18.7)
Net foreign currency transaction gain (loss)		11		(24)		(35)	(318.2)
Net foreign currency translation gain (loss)		(91)		(164)		(73)	80.2
Net loss on settlement of derivatives		(33)		(6)		27	(81.8)
Net gain (loss) on valuation of derivatives		68		140		72	105.9
Net other finance costs (1)		(99)		(2)		97	(98.0)

Net finance costs	￦	(539)	￦	(372)	￦	167	(31.0)%

(1)	Including net other finance income and expenses, loss on disposal of trade receivables and impairment loss on available-for-sale financial assets.

Our net finance costs decreased by 31.0%, or ￦167 billion, from ￦539 billion in 2014 to ￦372 billion in 2015, primarily due to decreases in interest expense and net other finance costs and an increase in net gain on valuation of derivatives, the impact of which was partially offset by an increase in net foreign currency translation loss. Specifically:

•	Our interest expense decreased by 18.7%, or ￦89 billion, from ￦475 billion in 2014 to ￦386 billion in 2015 primarily due to a decrease in borrowings and, to a lesser extent, decreased interest rates.

•

Our net other finance costs decreased by 98.0%, or ￦97 billion, from ￦99 billion in 2014 to ￦2 billion in 2015 primarily due to ￦83 billion reduction in impairment loss on available-for sale financial assets, as a loss was recognized for the equity securities of KT ENGCORE and Ustream Korea Inc. in 2014 while there was no such loss in 2015, and a decrease in the cost of securitization of receivables due to lower interest rates in 2015.

•

Our net gain on valuation of derivatives increased by 105.9%, or ￦72 billion, from ￦68 billion in 2014 to ￦140 billion in 2015, primarily due to an increase in gains from our currency swap contracts due to larger depreciation of the exchange rates of the Won against the U.S. dollar and the Japanese Yen in 2015 compared to 2014. We entered into derivative instruments for foreign exchange risk hedging purposes and generally recognize net gain on valuation of derivatives when the Won depreciates against foreign currencies as described below in the explanation of reasons for the change in net foreign currency translation loss in 2015 compared to 2014.

These factors were partially offset by the following:

•

Our net foreign currency translation loss increased by 80.2%, or ￦73 billion, from ￦91 billion in 2014 to ￦164 billion in 2015, primarily due to larger depreciation of the Won against the U.S. dollar and the Japanese Yen in 2015 compared to 2014. The Market Average Exchange Rate of the Won against the U.S. dollar depreciated from ￦1,055.3 to US$1.00 as of December 31, 2013 to ￦1,099.2 to US$1.00 as of December 31, 2014 and ￦1,172.0 to US$1.00 as of December 31, 2015. In general, we recognize net foreign currency translation loss when the Won depreciates against foreign currencies, especially the U.S. dollar, primarily because of our foreign currency-denominated debt and foreign currency-denominated payables to overseas equipment sellers and foreign carriers. In 2015, the impact of such net foreign currency translation loss was largely offset by the net gain on valuation of derivatives discussed above.

Income (Loss) from Jointly Controlled Entities and Associates

Income from jointly controlled entities and associates decreased by 68.4%, or ￦13 billion, from ￦19 billion in 2014 to ￦6 billion in 2015, primarily due to a decrease in net income of KT-SB Venture Investment, which resulted in the corresponding decrease in our share of such net income.

Income Tax Expense

We recognized an income tax expense of ￦227 billion in 2015, compared to an income tax benefit of ￦271 billion in 2014, primarily due to the recognition of profit from continuing operations before income tax of ￦711 billion in 2015, compared to the recognition of loss from continuing operations before income tax of ￦1,299 billion in 2014. See Note 29 to the Consolidated Financial Statements. We had net deferred income tax assets of ￦935 billion as of December 31, 2014 and ￦716 billion as of December 31, 2015.

Profit from Discontinued Operations

Our profit from discontinued operations increased by 63.3%, or ￦55 billion, from ￦86 billion in 2014 to ￦141 billion in 2015, primarily due to classification of net proceeds from the sale of capital stock in KT Rental Co., Ltd and KT Capital Co., Ltd. as profit from discontinued operations in 2015. The revenue and expenses of discontinued operations decreased by 51.0% and 47.8%, or ￦570 billion and ￦490 billion, respectively, as KT Rental Co., Ltd. and KT Capital Co., Ltd. were excluded from discontinued operations subsequent to their sales in May and August 2015, respectively.

Profit for the Period

Due to the factors described above, our profit for the period increased by 166.4%, or ￦1,566 billion, from ￦941 billion of loss in 2014 to ￦625 billion of profit in 2015. Our net loss margin, which is loss for the period as a percentage of operating revenues, was 4.2% in 2014. Our net profit margin, which is net profit for the period as a percentage of operating revenues was 2.8% in 2015.

Segment Results—Customer/Marketing Group

Our operating revenues for this segment, prior to adjusting for inter-segment transactions, decreased by 3.9%, or ￦655 billion, from ￦16,785 billion in 2014 to ￦16,130 billion in 2015 primarily due to a decrease in revenues from sales of mobile handsets as a result of decreases in both the number of handset units sold and the average unit price, as well as the impact of handset subsidies directly provided to subscribers, resulting in a decrease in operating revenues starting from October 2014 as described above.

We recorded operating loss for this segment of ￦427 billion in 2014 and operating income for this segment of ￦817 billion in 2015 (in each case, prior to adjusting for inter-segment transactions), as the segment’s operating expenses decreased by ￦1,899 billion which was partially off-set by the ￦655 billion decrease in the segment’s operating revenue, primarily due to the reasons discussed above. Operating loss margin, which is operating loss as a percentage of total operating revenues prior to adjusting for inter-company sales, was 2.5% in 2014 and operating margin, which is operating income as a percentage of total operating revenues prior to adjusting for inter-company sales, was 5.1% in 2015.

Depreciation and amortization, prior to adjusting for inter-segment transactions, decreased by 0.5%, or ￦15 billion, from ￦2,913 billion in 2014 to ￦2,898 billion in 2015.

Segment Results—Finance Group

Our operating revenues for this segment, prior to adjusting for inter-segment transactions, increased by 6.6%, or ￦217 billion, from ￦3,296 billion in 2014 to ￦3,513 billion in 2015 primarily due to an increase in commission revenues from our financial subsidiaries, in particular BC Card Co., Ltd, as discussed above.

Our operating income for this segment, prior to adjusting for inter-segment transactions, increased by 69.3%, or ￦115 billion, from ￦166 billion in 2014 to ￦281 billion in 2015, as ￦217 billion increase in the segment’s operating revenues outpaced ￦102 billion increase in operating expenses primarily due to the reasons discussed above. Operating margin increased from 5.0% in 2014 to 8.0% in 2015.

Depreciation and amortization, prior to adjusting for inter-segment transactions, increased by 4.2%, or ￦1 billion, from ￦24 billion in 2014 to ￦25 billion in 2015.

Segment Results—Others

Our operating revenues for this segment, prior to adjusting for inter-segment transactions, increased by 23.0%, or ￦1,270 billion, from ￦5,514 billion in 2014 to ￦6,784 billion in 2015, primarily due to the inclusion of the global business services to this segment. The Enterprise Business Segment, of which the global business services were part prior to 2015, was split into two segments: the Customer/Marketing Group and the Others Group. See “—Overview.”

We recorded an operating loss for this segment of ￦489 billion in 2014, compared to an operating loss for this segment of ￦2 billion in 2015, as ￦1,270 billion increase in the segment’s operating revenues outpaced ￦783 billion increase in operating expenses. Operating loss margin was 8.9% in 2014 and operating margin was 0.03% in 2015.

Depreciation and amortization, prior to adjusting for inter-segment transactions, increased by 7.3%, or ￦28 billion, from ￦383 billion in 2014 to ￦411 billion in 2015.

Operating Results—2013 Compared to 2014

The following table presents selected income statement data and changes therein for 2013 and 2014:

	For the Year Ended December 31,				Changes
					2013 vs. 2014
	2013		2014		Amount		%
	(In billions of Won)
Operating revenues	￦	23,146	￦	22,613	￦	(553)	(2.3)%
Revenue		22,818		22,359		(459)	(20.1)
Others		328		253		(75)	(22.9)
Operating expenses		22,911		23,392		481	21.0

Operating profit (loss)		235		(779)		(1,014)	N.M.
Finance income		278		253		(25)	(9.0)
Finance costs		(633)		(792)		(159)	25.1
Income from jointly controlled entities and associates		7		19		12	171.4

Loss from continuing operations before income tax		(114)		(1,299)		(1,185)	1,039.5
Income tax expense (benefit)		12		(271)		(283)	N.M.
Loss for the period from continuing operations		(126)		(1028)		(902)	715.9
Loss for the period from discontinued operations		38		86		(48)	126.3

Loss for the period		(88)		(941)		(853)	969.3%

N.M. means not meaningful.

Operating Revenues

The following table presents a breakdown of our operating revenues and changes therein for 2013 and 2014:

	For the Year Ended December 31,				Changes
					2013 vs. 2014
	2013		2014		Amount		%
	(In billions of Won)
Mobile services	￦	6,712	￦	7,104	￦	392	5.8%
Fixed-line services		7,180		6,855		(325)	(4.5)
Fixed-line telephone services:
Monthly Basic Charges		749		695		(54)	(7.2)
Monthly Usage Charges		1,462		1,238		(224)	(15.3)
Others		773		678		(95)	(12.3)

Sub-total		2,984		2,611		(373)	(12.5)
Internet services:
Broadband internet access service		2,011		1,934		(77)	(3.8)
Other Internet-related services		986		1,161		175	17.7

Sub-total		2,997		3,095		98	3.3
Data communication services		1,199		1,149		(50)	(4.2)
Sale of goods		3,940		3,252		(688)	(17.5)
Financial services		3,079		3,272		193	6.3
Other		2,235		2,130		(105)	(4.7)

Total operating revenues	￦	23,146	￦	22,613	￦	(533)	(2.3)

Total operating revenues decreased by 2.3%, or ￦533 billion, from ￦23,146 billion in 2013 to ￦22,613 billion in 2014 primarily due to decreases in sale of goods and fixed-line telephone service revenues, the impact of which was partially offset by increases in our mobile service revenues and internet services.

Mobile Services

Our mobile service revenues increased by 5.8%, or ￦392 billion, from ￦6,712 billion in 2013 to ￦7,104 billion in 2014 primarily due to a 5.3% increase in our mobile subscribers from approximately 16,454,000 as of December 31, 2013 to approximately 17,328,000 as of December 31, 2014. Such increase in our mobile subscribers was further enhanced by an increase in our average revenue per user, resulting from the launching of our wideband LTE services in September 2013 and Wideband LTE-A services in March 2014, as wideband LTE and Wideband LTE-A service products generally have higher rates due to the greater amount of data included in such rates.

Fixed-line Services

Our fixed-line service revenues decreased by 4.5%, or ￦325 billion, from ￦7,180 billion in 2013 to ￦6,855 billion in 2014 primarily due to decreases in fixed-line telephone service revenues and data communication service revenues, the impact of which was partially offset by an increase in our internet service revenues.

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

•

Monthly usage charges decreased by 15.3%, or ￦224 billion, from ￦1,462 billion in 2013 to ￦1,238 billion in 2014 primarily due to the continuing decrease in the usage of fixed-line services resulting from the increased usage of mobile telephone services, Internet phone services and other VoIP services such as Kakao Talk, Line and Skype, which led to a 27.1% decrease in domestic long-distance call minutes from 4.8 million in 2013 to 3.5 million in 2014 and an 18.4% decrease in local call pulses from 4.9 million in 2013 to 4.0 million in 2014.

•

Other fixed-line telephone service revenue decreased by 12.3%, or ￦95 billion, from ￦773 billion in 2013 to ￦678 billion in 2014 primarily due to the continuing erosion of fixed-line services by mobile telephone services, Internet phone services and other VoIP services, as well as a decrease in the number of lines in service from 2013 to 2014.

Internet Services. Our Internet service revenues increased by 3.3%, or ￦98 billion, from ￦2,997 billion in 2013 to ￦3,095 billion in 2014 primarily due to an increase in the number of IPTV subscribers from 5.0 million as of December 31, 2013 to 5.9 million as of December 31, 2014, the impact of which was offset in part by an increase in our broadband and IPTV subscribers who participate in bundled products that offer discounts when subscribing to our other services, and an increase in discounts offered to our broadband internet subscribers during 2014.

Data Communication Services. Our data communications service revenues decreased by 4.2%, or ￦50 billion, from ￦1,199 billion in 2013 to ￦1,149 billion in 2014 primarily due to a decrease in revenues from our leased lines, resulting from increased competition in the data communications market in Korea.

Sale of Goods

Revenues from sale of goods decreased by 17.5%, or ￦688 billion, from ￦3,940 billion in 2013 to ￦3,252 billion in 2014 primarily due to decreases in the number of mobile handsets sold and the average unit prices. The revenue decrease in 2014 was also attributable to a decrease in revenues from sale of goods resulting from a different way of handset subsidy payments since October 2014, as described above. See “—Operating Results—2014 Compared to 2015—Operating Revenues—Sale of Goods.”

Financial Services

Financial service revenues increased by 6.3%, or ￦193 billion, from ￦3,079 billion in 2013 to ￦3,272 billion in 2014 primarily due to an increase in commission revenues from our financial subsidiaries, in particular BC Card Co., Ltd., resulting in part from an increase in the number of tourists in Korea using overseas credit cards through the credit card network owned and operated by BC Card Co., Ltd., for which it receives commission fees.

Others

Other operating revenues decreased by 4.7%, or ￦105 billion, from ￦2,235 billion in 2013 to ￦2,130 billion in 2014 primarily due to decreases in revenues from sale of real estate, as well as from our information technology solution services and subsidiaries such as KTDS Co., Ltd. (which provides system integration and maintenance services).

Operating Expenses

The following table presents a breakdown of our operating expenses and changes therein for 2013 and 2014:

	For the Year Ended December 31,				Changes
					2013 vs. 2014
	2013		2014		Amount		%
	(In billions of Won)
Salaries and wages	￦	3,220	￦	3,919	￦	699	21.7%
Depreciation		3,204		3,326		122	3.8
Commissions		1,222		1,355		133	10.9
Interconnection charges		885		797		(88)	(9.9)
Purchase of inventories		3,504		3,509		5	0.1
Changes of inventories		261		255		(6)	(2.3)
Sales commission		2,314		2,629		315	13.6
Service cost		1,834		1,281		(553)	(30.2)
Card service costs		2,702		2,883		181	6.7
Others (1)		3,765		3,438		(327)	(8.7)

Total operating expenses	￦	22,911	￦	23,392	￦	481	2.1%

(1)	Including other operating expenses (which include miscellaneous expenses, loss on disposal of property and equipment, impairment loss on property and equipment, loss on disposal of intangible assets, loss on disposal of investments in associates and joint ventures, impairment loss on investments in associates and joint ventures and donations), amortization of intangible assets, rent, insurance premium, utilities, international interconnection fee, installation fee, taxes and dues, research and development expenses, provision and advertising expenses.

Total operating expenses increased by 2.1%, or ￦481 billion, from ￦22,911 billion in 2013 to ￦23,392 billion in 2014 primarily due to increases in salaries and wages and sales commission, the impact of which was partially offset by decreases in service cost and purchase of inventories. Specifically:

•

Salaries and wages increased by 21.7%, or ￦699 billion, from ￦3,220 billion in 2013 to ￦3,919 billion in 2014 primarily due to an increase in severance payments relating to the special retirement program described in “—Overview—Employee Reductions and Change in Severance and Retirement Benefits” above. The special voluntary early retirement program resulted in the early retirement of 8,304 additional employees.

•

Sales commissions, which primarily relate to commissions paid to our third-party vendors for procurement of subscribers and other promotions as well as sales of mobile handsets and mobile and fixed-line service products, increased by 13.6%, or ￦315 billion, from ￦2,314 billion in 2013 to ￦2,629 billion in 2014, primarily due to increases in sales of our LTE mobile service products by such third-party vendors, as a result of an increase in our total mobile subscribers during 2014, as well as an increase in fixed-line sales commission and installation outsourcing service fees due to our special voluntary early retirement program. Such increases were offset in part by a decrease in commissions paid relating to official handset subsidies as discussed above.

These factors were partially offset by the following:

•

Service cost decreased by 30.2%, or ￦553 billion, from ￦1,834 billion in 2013 to ￦1,281 billion in 2014 as a result of the corresponding decreases in revenues from sale of real estate, as well as from our information technology solution services as discussed above.

•	Our operating expenses related to purchase of inventories increased by 0.1%, or ￦5 billion, from ￦3,504 billion in 2013 to ￦3,509 billion in 2014 primarily due to our decision to manage inventories conservatively in connection with a decrease in the number of mobile handsets sold, the increased competition in the mobile handset market, as well as business suspensions imposed on us by the KCC during 2014 in connection with excessive handset subsidies as discussed above.

Operating Profit

Due to the factors described above, we recorded an operating profit of ￦235 billion in 2013, compared to an operating loss of ￦779 billion in 2014. Our operating margin, which is operating loss as a percentage of operating revenues, was 1.0% in 2013 and our operating loss margin, which is operating loss as a percentage of operating revenues, was 3.4% in 2014.

Finance Income (Costs)

The following table presents a breakdown of our finance income and costs and changes therein for 2013 and 2014:

	For the Year Ended December 31,				Changes
					2013 vs. 2014
	2013		2014		Amount		%
	(In billions of Won)
Interest income	￦	108	￦	80	￦	(28)	(25.9)%
Interest expense		(436)		(475)		(39)	8.9
Net foreign currency transaction gain (loss)		6		11		5	83.3
Net foreign currency translation gain (loss)		89		(91)		(180)	(202.2)
Net loss on settlement of derivatives		(3)		(33)		(30)	1,000.0
Net gain (loss) on valuation of derivatives		(105)		68		173	(164.8)
Net other finance costs (1)		(14)		(99)		(85)	607.1

Net finance costs	￦	(355)	￦	(539)	￦	(184)	51.8%

(1)	Including net other finance income and expenses, loss on disposal of trade receivables and impairment loss on available-for-sale financial assets.

Our net finance costs increased by 51.8%, or ￦184 billion, from ￦355 billion in 2013 to ￦539 billion in 2014 primarily due to our recognition of net foreign currency translation gain in 2013 compared to a net loss in 2014 and an increase in net other finance costs, the impact of which was partially offset by the net gain on valuation of derivatives in 2014 compared to a net loss in 2013. Specifically:

•

We recorded net foreign currency translation gain of ￦89 billion in 2013 compared to net foreign currency translation loss of ￦91 billion in 2014, as the Market Average Exchange Rate of the Won against the U.S. dollar appreciated from ￦1,071.1 to US$1.00 as of December 31, 2012 to ￦1,055.3 to US$1.00 as of December 31, 2013, but depreciated to ￦1,099.2 to US$1.00 as of December 31, 2014. The impact of such net foreign currency translation loss in 2014 was partially offset by the net gain on valuation of derivatives discussed below.

•

Our net other finance costs increased significantly, or ￦85 billion, from ￦14 billion in 2013 to ￦99 billion in 2014 primarily due to a ￦65 billion increase in impairment loss on available-for-sale financial assets from ￦5 billion in 2013 to ￦70 billion in 2014, mainly resulting from an impairment loss of ￦49 billion recognized on our interests in KT ENGCORE, which was classified as available-for-sale financial securities for 2014 due to KT ENGCORE filing for court receivership in 2014, whereas it was a consolidated subsidiary for 2013.

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

Income (Loss) from Jointly Controlled Entities and Associates

Income from jointly controlled entities and associates increased by 171.4%, or ￦12 billion, from ￦7 billion in 2013 to ￦19 billion in 2014, primarily due to an increase in net income of KT-SB Venture Investment, and the corresponding increase in our share of such net income.

Income Tax Expense

We recognized an income tax expense of ￦12 billion in 2013, compared to an income tax benefit of ￦271 billion in 2014, primarily due to a significant increase in our loss from continuing operations before income tax from ￦114 billion in 2013 to ￦1,299 billion in 2014. We incurred a tax expense despite incurring a loss before income tax in 2013, as we, in preparing our consolidated financial statements, aggregate the tax results of ourselves and our subsidiaries, some of which had taxable income. See Note 29 to the Consolidated Financial Statements. We had net deferred income tax assets of ￦537 billion as of December 31, 2013 and ￦935 billion as of December 31, 2014.

Profit from Discontinued Operations

Our profit from discontinued operations increased by 126.3%, or ￦48 billion, from ￦38 billion in 2013 to ￦86 billion in 2014, primarily due to increases in profits of KT Rental Co., Ltd. and KT Capital Co., Ltd. Income tax expense for discontinued operations decreased by 86.5%, or ￦33 billion, primarily due to a ￦12 billion tax refund received by KT Rental Co., Ltd. and a lower taxable income of KT Capital Co., Ltd., from which BC Card Co., Ltd. was separated and merged into KT Corporation in 2014.

Loss for the Period

Due to the factors described above, our loss for the period increased by 969.3%, or ￦853 billion, from ￦88 billion in 2013 to ￦941 billion in 2014. Our net loss margin, which is loss for the period as a percentage of operating revenues, was 0.4% in 2013 and 4.2% in 2014.

Segment Results—Customer/Marketing Group

Our operating revenues for this segment, prior to adjusting for inter-segment transactions, decreased by 2.0%, or ￦344 billion, from ￦17,129 billion in 2013 to ￦16,785 billion in 2014 primarily due to a decrease in revenues from individual fixed-line telephone subscribers.

We recorded operating income for this segment of ￦261 billion in 2013, compared to operating loss for this segment of ￦427 billion in 2014 (in each case, prior to adjusting for inter-segment transactions) due to a combined result of ￦344 billion increase in the segment’s operating expenses and ￦344 billion decrease in the segment’s operating revenues primarily due to the reasons discussed above.

Operating margin, which is operating income as a percentage of total operating revenues prior to adjusting for inter-company sales, was 1.5% in 2013, and operating loss margin, which is operating loss as a percentage of total operating revenues prior to adjusting for inter-company sales, was 2.5% in 2014.

Depreciation and amortization, prior to adjusting for inter-segment transactions, increased by 3.2%, or ￦91 billion, from ￦2,822 billion in 2013 to ￦2,913 billion in 2014.

Segment Results—Finance Group

Our operating revenues for this segment, prior to adjusting for inter-segment transactions, increased by 6.2%, or ￦193 billion, from ￦3,103 billion in 2013 to ￦3,296 billion in 2014 primarily due to an increase in commission revenues from our financial subsidiaries, in particular BC Card Co., Ltd., in part resulting from an increase in the number of tourists in Korea using overseas credit cards through the credit card network owned and operated by BC Card Co., Ltd., for which it receives commission fees.

Our operating income for this segment, prior to adjusting for inter-segment transactions, increased by 7.1%, or ￦11 billion, from ￦155 billion in 2013 to ￦166 billion in 2014, as ￦193 billion increase in the segment’s operating revenues outpaced ￦182 billion increase in the segment’s operating expenses primarily due to the reasons discussed above. Operating margin increased from 4.3% in 2013 to 5.0% in 2014.

Depreciation and amortization, prior to adjusting for inter-segment transactions, remained at ￦24 billion in 2013 and in 2014.

Segment Results—Others

Our operating revenues for this segment, prior to adjusting for inter-segment transactions, decreased by 19.9%, or ￦1,366 billion, from ￦6,880 billion in 2013 to ￦5,514 billion in 2014 primarily due to the classification of our interest in KT ENGCORE as available-for-sale securities starting 2014 and the disposal of certain subsidiaries in 2014 when KT ENGCORE was excluded from our consolidated subsidiaries, whose revenues used to be recognized under this segment.

We recorded an operating income for this segment of ￦483 billion in 2013, compared to an operating loss for this segment of ￦489 billion in 2014, as ￦1,366 billion decrease in the segment’s operating revenues outpaced ￦394 billion decrease in the segment’s operating expenses primarily due to the reasons discussed above. Operating margin was 6.0% in 2013 and operating loss margin was 8.9% in 2014.

Depreciation and amortization, prior to adjusting for inter-segment transactions, decreased by 46.7%, or ￦336 billion, from ￦719 billion in 2013 to ￦383 billion in 2014.

Item 5.B.  Liquidity and Capital Resources

The following table sets forth the summary of our cash flows for the periods indicated:

	For the Years Ended December 31,
	2013		2014		2015
	(In billions of Won)
Net cash provided by operating activities	￦	4,111	￦	1,916	￦	4,230
Net cash used in investing activities		(3,783)		(3,171)		(2,402)
Net cash provided by (used in) financing activities		(312)		1,072		(1,164)
Cash and cash equivalents at beginning of period		2,058		2,071		1,889
Cash and cash equivalents at end of period		2,071		1,889		2,559
Net increase (decrease) in cash and cash equivalents		13		(182)		670

Capital Requirements

Historically, our capital requirements consisted principally of purchases of property and equipment and other assets and repayments of borrowings. In our investing activities, we used cash of ￦3,088 billion in 2013, ￦2,853 billion in 2014 and ￦3,116 billion in 2015 for the acquisition of property and equipment and investment property, primarily construction-in-progress. In our financing activities, we used cash of ￦5,956 billion in 2013, ￦8,757 billion in 2014 and ￦6,648 billion in 2015 for repayment of borrowings and bonds.

In recent years, we have also required capital for payments of retirement and severance benefits related to our early retirement programs. We recorded cash outflows from payments of severance benefits of ￦371 billion in 2013, ￦1,427 billion in 2014 and ￦118 billion in 2015. In 2014, our payments were particularly high due to the special voluntary early retirement program held in April 2014 described in “—Overview—Employee Reductions and Changes in Severance and Retirement Benefits” above.

From time to time, we may also require capital for investments involving acquisitions, including shares of our affiliates, and strategic relationships. For example, in October 2011, we, through our former subsidiary KT Capital Co., Ltd., acquired an additional 1,622,520 common shares of BC Card Co., Ltd. from Woori Bank, Busan Bank and Shinhan Card for approximately ￦252 billion. We acquired an additional 1,349,920 common shares of BC Card Co., Ltd. in January 2012 for approximately ￦287 billion, and owned 69.5% interest in BC Card Co., Ltd. as of December 31, 2015. Any such additional investments or acquisitions may require significant capital.

Our cash dividends paid to shareholders and non-controlling interests amounted to ￦511 billion in 2013, ￦223 billion in 2014 and ￦42 billion in 2015.

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

The following table sets forth selected information regarding our contractual obligations to make future payments as of December 31, 2015:

	Payments Due by Period
Contractual Obligations (1)	Total		Less than 1 Year		1-3 Years		4-5 Years		After 5 Years
	(In billions of Won)
Long-term debt obligations (including current portion of long-term debt)	￦	8,480	￦	1,552	￦	3,098	￦	1,639	￦	2,191
Capital lease obligations (including any interests)		184		79		89		16		—
Operating lease obligations		486		111		168		129		78
Severance payment obligations (2)		4,445		114		245		279		3,807
Asset retirement obligations		92		10		34		17		31
Long-term accounts payable—others		546		17		204		204		121

Total	￦	14,233	￦	1,883	￦	3,838	￦	2,284	￦	6,228

Estimate of interest payment based on contractual interest rates effective as of December 31, 2015	￦	1,310	￦	264	￦	384	￦	228	￦	434

(1)	Contractual obligations represent contractual liabilities as of the consolidated balance sheet date excluding refundable deposits for telephone installation and accruals for customer call bonus points, which do not have definitive payment schedules.

(2)	The weighted average duration of the defined benefit obligations is 9.8 years.

Capital Resources

We have traditionally met our working capital and other capital requirements principally from cash provided by operations, while raising the remainder of our requirements primarily through debt financing. From time to time, we have also disposed of our treasury shares to meet our capital requirements.

Our major sources of cash have been net cash provided by operating activities, including profits for the period, expenses not involving cash payments such as depreciation and amortization, and proceeds from issuance of bonds and borrowings. We expect that these sources will continue to be our principal sources of cash in the future. We recorded a loss for the period of ￦88 billion in 2013 and ￦941 billion in 2014 and a profit for the period of ￦625 billion in 2015, due to the reasons discussed in Item 5.A. Operating Results. Non-cash expense adjustments in our statement of cash flows from depreciation and amortization of intangible assets was ￦3,621 billion in 2013, ￦3,855 billion in 2014 and ￦3,640 billion in 2015, primarily reflecting our capital investment activities during the recent years, including our purchase of bandwidths for our operations, investments in LTE-related structures and acquisition of real estate. Cash proceeds from issuance of bonds and borrowings were ￦6,200 billion in 2013, ￦10,037 billion in 2014 and ￦5,675 billion in 2015. As of December 31, 2015, we held 16,262,008 treasury shares.

In 2013, we spun off a portion of our trade receivables relating to handset sales to several special purpose companies, as part of our efforts to improve our cash and asset management. We also entered into asset management agreements with each of these special purpose companies, and will be receiving management fees from such companies. See Note 20 to the Consolidated Financial Statements.

We believe that we have sufficient working capital available to us for our current requirements and that we have a variety of alternatives available to us to satisfy our financial requirements to the extent that they are not met by funds generated by operations, including the issuance of debt securities and bank borrowings denominated in Won and various foreign currencies. For example, we successfully issued (i) three series of notes for an aggregate amount of Japanese Yen 30 billion in

January 2013, (ii) three series of notes for an aggregate amount of ￦410 billion in April 2013, (iii) US$300 million floating rate notes due 2018 in August 2013, (iv) ￦300 billion of commercial paper due 2019 in February 2014, (v) US$650 million of 1.750% notes due 2017 and US$350 million of 2.625% notes due 2019 in April 2014, (vi) three series of notes for an aggregate amount of ￦450 billion in January 2015 and (vii) Japanese Yen 15 billion of 0.48% notes due 2018 in February 2015. See Note 16 to the Consolidated Financial Statements. However, our ability to rely on some of these alternatives could be affected by factors such as the liquidity of the Korean and the global financial markets, prevailing interest rates, our credit rating and the Government’s policies regarding Won currency and foreign currency borrowings. Other factors which could materially affect our liquidity in the future include unanticipated increase in capital expenditures and decrease in cash provided by operations resulting from a significant decrease in demand for our services. We may also need to raise additional capital sooner than we expect in order to fund unanticipated investments and acquisitions.

Our total equity was ￦12,837 billion as of December 31, 2013, ￦11,788 billion as of December 31, 2014 and ￦12,156 billion as of December 31, 2015.

Liquidity

We had a working capital (current assets minus current liabilities) deficit of ￦1,252 billion as of December 31, 2013, ￦1,213 billion as of December 31, 2014 and ￦56 billion as of December 31, 2015. The following table sets forth the summary of our significant current assets for the periods indicated:

	As of December 31,
	2013		2014		2015
	(In billions of Won)
Cash and cash equivalents	￦	2,071	￦	1,889	￦	2,559
Short-term loans receivables, net		839		710		—
Trade and other receivables, net		5,240		4,811		4,848
Inventories, net		674		419		617

Our cash, cash equivalents and net short-term loans receivable maturing within one year totaled ￦2,910 billion as of December 31, 2013, ￦2,599 billion as of December 31, 2014 and ￦2,559 billion as of December 31, 2015. Under IFRS as issued by IASB, bank deposits held at call and all other highly liquid temporary cash instruments within maturities of three months are considered as cash equivalents. Short-term loans receivables primarily consist of loans and other non-derivative financial assets with fixed or determinable payments that are not quoted in an active market with maturities of twelve months or less.

The following table sets forth the summary of our significant current liabilities for the periods indicated:

	As of December 31,
	2013		2014		2015
	(In billions of Won)
Trade and other payables	￦	7,414	￦	6,408	￦	6,274
Borrowings		3,021		2,956		1,726

As of December 31, 2015, we entered into various commitments with financial institutions totaling ￦3,516 billion and US$12 million. See Note 20 to the Consolidated Financial Statements. As of December 31, 2015, ￦438 billion was used under these facilities. We have not had, and do not believe that we will have, difficulty gaining access to short-term financing sufficient to meet our current requirements.

Capital Expenditures

We used cash of ￦3,088 billion in 2013, ￦2,853 billion in 2014 and ￦3,116 billion in 2015 for the acquisition of property and equipment and investment property, primarily construction-in-progress.

Our current capital expenditure plan, on a non-consolidated basis, calls for the expenditure of approximately ￦2,500 billion in 2016, which may be adjusted depending on market conditions and our results of operations. The principal components of our capital investment plans are:

•	approximately ￦1,091 billion in capital investments for our access network;

•	approximately ￦465 billion in capital investments for our backbone network;

•	approximately ￦548 billion in capital investments for our business-to-business services; and

•	approximately ￦396 billion in capital investments for other services including R&D costs.

Inflation

We do not consider that inflation in Korea has had a material impact on our results of operations in recent years. According to data published by the Bank of Korea, annual inflation in Korea was 1.3% in 2013, 1.3% in 2014 and 0.7% in 2015. See “Item 3. Key Information—Item 3.D. Risk Factors—Korea is our most important market, and our current business and future growth could be materially and adversely affected if economic conditions in Korea deteriorate.”

Item 5.C. Research and Development, Patents and Licenses, Etc.

In order to maintain our leadership in the converging telecommunications business environment and develop additional platforms, services and applications, we operate:

•	a new business development and incubation center;

•	an infrastructure R&D laboratory;

•	a service R&D laboratory; and

•	a convergence R&D laboratory.

As of December 31, 2015, KT Corporation had 4,922 registered patents domestically and 929 registered patents internationally.

The MSIP has the authority to recommend to network service providers that they provide funds for national research and development of telecommunications technology and related projects. The required annual contribution is 0.5% (0.75% for market dominant service providers like us) of revenues attributable to key communications services (excluding revenues from telecommunications service using an allotted frequency if the consideration for such allotted frequency has been paid) from wireless subscribers for the previous year, and is applicable only to those network service providers who have at least ￦30 billion in total sales for the previous year and have recorded no net loss in the current period. Under the policy, the maximum amount of the annual contribution to be made cannot exceed 70.0% of the net profit for the corresponding period of each company. Including such contributions, total expenditures (which include capitalized expenses) on research and development were ￦476 billion in 2012, ￦309 billion in 2013, ￦479 billion in 2014 and ￦225 billion in 2015.

In recent years, we have focused our research and development efforts in the following areas:

•	simplifying complex core networks and reducing costs;

•	integration of in-building management solutions for fixed-line and wireless networks;

•	aggregating heterogeneous wireless access for double network throughput;

•	a broadband internet solution that is 10 times faster using legacy copper and fiber lines;

•	a telecommunication cloud solution which combines network resource virtualization with cloud computing resource;

•	finding solutions for ultra-definition television set top box and additional solutions for smart IPTV;

•	smart home networking solutions for multiple devices, such as smartphones, tablets, computers and IPTV, as well as electric home appliances;

•	environment-friendly energy technologies including a smart-grid platform;

•	core technologies for convergence services such as IoT, big data, security, networked automobiles, healthcare and bio-informatics; and

•	creating a new convergence business model based on ICT and incubating new businesses.

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

Item 6. Directors, Senior Management and Employees

Item 6.A. Directors and Senior Management

Directors

Our board of directors has the ultimate responsibility for the administration of our affairs. Our articles of incorporation provide for a board of directors consisting of:

•	up to three standing directors, including the chief executive officer; and

•	up to eight outside directors.

All of our directors are elected at the general shareholders’ meeting. If the total assets of a company listed on the KRX KOSPI Market exceed ￦2,000 billion as of the end of the preceding year, which is the case with us, the Commercial Code of Korea requires such company to have more than three outside directors, with outside directors being the majority of the board of directors. The term of office for a director is up to three years, but the term is extended to the close of the annual shareholders’ meeting convened with respect to the last full fiscal year of a director’s term of office. If the term of office for a director is not completed and ends before the close of the annual general shareholders’ meeting and a new director is appointed in his or her place, the term of office for such replacement director will coincide with the uncompleted remaining term of office of his or her predecessor.

Under the Commercial Code of Korea, we must establish a committee to nominate candidates for outside directors within the board of directors, and outside directors must make up more than half of the total members of the outside director candidate nominating committee. According to our articles of incorporation, such committee must consist of one standing director and all of our outside directors, other than for election of an outside director resulting from the expiration of the term of the office, in which case such outside director whose term is expiring may not be a member of the committee. Our Outside Director Candidate Nominating Committee nominates outside director candidates for appointment at the general shareholders’ meeting.

Upon the request of any director (to the extent that the board of directors does not separately authorize only a particular director to make such request), a meeting of the board of directors will be assembled. The chairperson of the board of directors is elected from among the outside directors by a resolution of the board of directors. The term of office of the chairperson is one year.

Our current directors are as follows:

Name	Position	Director Since	Date of Birth	Expiration of Term of Office
Standing Directors (1)

Chang-Gyu Hwang	Chief Executive Officer	January 2014	January 23, 1953	2017
Heon Moon Lim	President	March 2014	November 15, 1960	2017
Hyeon Mo Ku	Senior executive vice president	March 2016	January 13, 1964	2017

Outside Directors (1)

Do Kyun Song	Senior Advisor, Bae, Kim & Lee LLC	March 2013	September 20, 1943	2019
Sang Kyun Cha	Professor, Department of Electrical and Computer Engineering, Seoul National University	March 2012	February 19, 1958	2019
Jong-Gu Kim	Corporate lawyer, New Dimension Law Group	March 2014	July 7, 1941	2017
Suk-Gwon Chang	Professor, Department of MIS & Telecommunications, School of Business, Hanyang University	March 2014	February 21, 1956	2018
Dae-Geun Park	Professor, Department of Economics and Finance, Hanyang University	March 2014	March 15, 1958	2017
Dong-Wook Chung	Senior Counsel, Kim, Choi & Lim	March 2015	August 22, 1949	2018
Daiwon Hyun	Professor, Department of Mass Communication, Sogang University	March 2015	August 1, 1964	2018
Daeho Kim	Professor, Department of Communications and Information, Inha University	March 2016	March 18, 1960	2017

(1)	All of our standing and outside directors beneficially own less than one percent of the issued shares of KT Corporation in the aggregate.

Chang-Gyu Hwang is a standing director and has served as our chief executive officer since January 2014. Prior to joining us, he served as a Distinguished Chair Professor at Sungkyunkwan University, president and National Chief Technology Officer of the Office of Strategic Research and Development Planning at the former Ministry of Knowledge and Economy, president and chief technology officer of the Corporate Technology Office at Samsung Electronics Co., Ltd. and as president and chief executive officer of the Semiconductor Business at Samsung Electronics Co., Ltd. Mr. Hwang holds a bachelor’s degree and a master’s degree in electric engineering from Seoul National University and a Ph.D. in electronic and computer engineering from the University of Massachusetts, Amherst.

Heon Moon Lim is a standing director and has served as president and KT’s chief marketing officer since December 2015. He has previously served as a senior executive vice president of KT’s Customer Business Group and an executive vice president of KT’s Telecom & Convergence Business Group and Home Business Group. Mr. Lim holds a bachelor’s degree in business administration from Yonsei University and a Ph.D. in business administration from Seoul National University.

Hyeon Mo Ku is a standing director and has served as senior executive vice president and KT’s chief operating officer since December 2015. He has previously served as chief secretary to KT’s chief executive officer since 2014. Before that, he served as chief operating officer of the Telecom &

Convergence Business department. Mr. Ku holds a bachelor’s degree in Industrial Engineering from Seoul National University and a Ph. D. in Management Engineering from Korea Advanced Institute of Science and Technology.

Do Kyun Song has served as our outside director since March 2013. He is currently an advisor to the law firm of Bae, Kim & Lee LLC. He was formerly a standing member of the KCC and the chief executive officer of Seoul Broadcasting System Co., Ltd. Mr. Song holds a bachelor’s degree in Spanish literature from Hanguk University of Foreign Studies.

Sang Kyun Cha has served as our outside director since March 2012. He is currently a professor of electrical and computer engineering at Seoul National University. Previously, he founded Transact In Memory, Inc., a next-generation memory database management system development company in the United States which was acquired by SAP AG in 2005, and was subsequently transformed into SAP Labs Korea, Inc. Mr. Cha holds a bachelor’s degree in electronic engineering from Seoul National University and a Ph.D. in database systems from Stanford University.

Jong-Gu Kim has served as our outside director since March 2014. He is currently a corporate lawyer at the New Dimension Law Group. Previously, he served as the minister of the Ministry of Justice and as the head of the Seoul Supreme Prosecutors’ Office. Mr. Kim holds both a bachelor’s degree in law from Seoul National University and a Ph.D. in law from Dongguk University.

Suk-Gwon Chang has served as our outside director since March 2014. He is currently a professor of business administration at Hanyang University. Mr. Chang was formerly the dean of Hanyang Cyber University Graduate School and the president of the Korea Association for Telecommunication Policy and Korea Media Management Association. Mr. Chang holds a bachelor’s degree in industrial engineering from Seoul National University and a Ph.D. in management science from Korea Advanced Institute of Science and Technology.

Dae-Geun Park has served as our outside director since March 2014. He is currently a professor of economics and finance at Hanyang University, a member of the Financial Development Review Committee at the Financial Services Commission and the director of Hanyang Economic Research Institute. Mr. Park was formerly a vice president of the Korea Finance and Money Association and a member of the Steering Committee at the Korea Finance Corporation. Mr. Park holds a bachelor’s degree in economics from Seoul National University and a Ph.D. in economics from Harvard University.

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

Daiwon Hyun has served as our outside director since March 2015. He is currently a professor of mass communication at Sogang University and the chairperson of the Korea Digital Content Industry Forum. Mr. Hyun was formerly the chairperson of the Internet-based Broadcasting Service Promotion Forum and the ‘Beautiful Internet World’ Forum. Mr. Hyun holds a bachelor’s degree in journalism and broadcasting from Sogang University and a Ph.D. in telecommunications and mass media from Temple University.

Daeho Kim has served as our outside director since March 2016. He is currently a professor of Communications and Information at Inha University, a member of the Administration Review Committee of the KCC and an outside director of the Korea Internet and Security Agency. Mr. Kim holds a bachelor’s degree in Mass Communication and Information from Seoul National University and a Ph. D in Cultural Studies from University of Birmingham.

For the purposes of the Korean Commercial Code, our chief executive officer is deemed to be the “representative director” who is authorized to perform all judicial and extra-judicial acts relating to our business. Our shareholders elect the chief executive officer in accordance with the provisions of the Commercial Code and our articles of incorporation. A candidate for chief executive officer is nominated by a committee formed for that purpose. The Chief Executive Officer Candidate Nominating Committee consists of:

•	all of our outside directors; and

•	one standing director who is not a candidate.

Under our articles of incorporation, the Chief Executive Officer Candidate Nominating Committee must submit a draft management contract between the company and the candidate covering the management objectives of the company to the shareholders’ meeting at the time of candidate nomination to the meeting. When the draft management contract has been approved at the shareholders’ meeting, the company enters into such management contract with the chief executive officer. In such case, the chairperson of the Chief Executive Officer Candidate Nominating Committee, on behalf of the company, signs the management contract.

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

Senior Management

Our executive officers consist of Senior Executive Vice Presidents. The executive officers other than the standing directors are appointed by the chief executive officer.

The current executive officers are as follows:

Name (1)	Title and Responsibilities	Current Position Held Since	Years with the Company (2)	Date of Birth
Cheol-Soo Kim	Senior Executive Vice President, Chief of Marketing Office, Customer Business Group	December 2015	2	February 7, 1963
Dong-Myun Lee	Senior Executive Vice President, Institute of Convergence Technology	January 2014	24	October 15, 1962
In-Hoe Kim	Senior Executive Vice President, CEO Office	December 2015	2	June 25, 1964
Kyoung-Lim Yun	Senior Executive Vice President, Future Convergence Strategy Office	December 2014	6	June 14, 1963
Kyu-Taek Nam	Senior Executive Vice President, Chief Operating Office, Corporate Management Group, Human Resources Office	December 2015	30	February 6, 1961
Mun-Whan Lee	Senior Executive Vice President, Enterprise Business Group	December 2015	27	October 1, 1963
Seong-Mook Oh	Senior Executive Vice President, Network Group	December 2012	30	August 20, 1960
Soo-Ho Maeng	Senior Executive Vice President, Corporate Relationship Group	December 2015	20	October 16, 1959

(1)	All of our executive officers beneficially own less than one percent of the issued shares of KT Corporation in the aggregate.

(2)	Does not include period of employment by KT Corporation’s affiliates.

Item 6.B. Compensation

Compensation of Directors

In 2015, the total amount of salaries, bonuses (including long-term performance-based incentives for directors) and allowances paid to all directors of KT Corporation for services in all capacities was approximately ￦3 billion, which were paid on a cash basis.

Until February 2010, we had no incentive based compensation program for outside directors. Instead, compensation was paid to outside directors in fixed amounts as an allowance for any expenses they incurred in executing their duties. The board of directors introduced a new compensation program for outside directors in March 2010, which consists of cash and stock grants and requires a one year lock-up period, at a ratio of 3 to 1. The total cash basis remuneration for outside directors for 2015 was recorded at ￦650 million.

The compensation of our directors and executive officers who received total annual compensation exceeding ￦500 million in 2015 were as follows:

Name	Position	Total Compensation in 2015	Composition of Total Compensation
(In millions of Won)
Chang-Gyu Hwang	Chief Executive Officer	￦1,229	￦573 (salary); ￦651 (bonus); ￦5 (benefits)
Heon Moon Lim	President	￦535	￦319 (salary); ￦205 (bonus); ￦11 (benefits)

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

Item 6.C. Board Practices

As of December 31, 2015, none of our standing or outside directors maintained directors’ service contracts with us or with any of our subsidiaries providing for benefits upon termination of employment.

Corporate Governance Committee

The Corporate Governance Committee is comprised of four outside directors and one standing director, Suk-Gwon Chang, Do Kyun Song, Dae-Geun Park, Daeho Kim and Hyeon Mo Ku. The chairperson is Suk-Gwon Chang. The committee is responsible for the review of matters with respect to our Corporate Governance Guidelines and our performance under such guidelines to monitor effectiveness of our corporate governance.

Outside Director Candidate Nominating Committee

The Outside Director Candidate Nominating Committee consists of one standing director and all of our outside directors, other than for election of an outside director resulting from the expiration of the term of the office, in which case such outside director whose term is expiring may not be a member of the committee. The committee’s duties include reviewing the qualifications of potential candidates and proposing nominees to serve as outside directors on our board of directors to the shareholders at the general shareholders’ meeting. The committee members’ terms expire immediately after the adjournment of the shareholders’ meeting where the outside directors are elected.

Evaluation and Compensation Committee

The Evaluation and Compensation Committee is currently comprised of four outside directors, Sang Kyun Cha, Do Kyun Song, Suk-Gwon Chang and Daiwon Hyun. The chairperson is Sang Kyun Cha. The committee’s duties include prior review of the chief executive officer’s management goals, terms and conditions proposed for inclusion in the management contract of the chief executive officer, including, but not limited to, determining whether the chief executive officer has achieved the management goals, and the determination of compensation for the chief executive officer and the standing directors. The committee members are elected by the board after the closing of the annual meeting, and the term of the committee members is one year.

Executive Committee

The Executive Committee is currently comprised of all of the standing directors. The chairperson is Chang-Gyu Hwang. The committee’s duties include the establishment and management of branch offices, the acquisition and disposal of real estate having market value between ￦15 billion to ￦30 billion, making investments and providing guarantees between ￦15 billion to ￦30 billion, the disposal and sale of stocks of our subsidiaries, which have a market value between ￦15 billion and ￦30 billion, provided that no change of control with respect to such subsidiary occurs as a result of such disposal or sale for stocks with market value of ￦10 billion or more, the authorization of charitable contributions between ￦100 million to ￦1 billion and the issuance of certain debt securities.

Related-Party Transactions Committee

The Related-Party Transactions Committee is currently comprised of four outside directors, Dong-Wook Chung, Jong-Gu Kim, Daiwon Hyun and Daeho Kim. The chairperson is Dong-Wook Chung. This committee reviews transactions between KT Corporation and its subsidiaries and ensures compliance with applicable antitrust laws. The committee members are elected by the board after the annual meeting, and the term of the committee members is one year.

Audit Committee

Under the Commercial Code of Korea and our articles of incorporation, we are required to establish an audit committee comprised of three or more outside directors and at least two-thirds of the audit committee members are required to be outside directors. Audit Committee members must also meet the applicable independence criteria set forth under the rules and regulations of the Sarbanes-Oxley Act of 2002. The committee is currently comprised of Jong-Gu Kim, Sang Kyun Cha, Dae-Geun Park and Dong-Wook Chung. The chairperson is Jong-Gu Kim and the financial expert is Dae-Geun Park. Members of the committee are elected by our shareholders at the shareholders’ meeting. Our internal and external auditors report directly to the committee.

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

In addition, regarding the shareholders’ meeting, the committee may examine the agenda, financial statement and other reports to be submitted by the board of directors at each shareholders’ meeting.

Item 6.D. Employees

On a non-consolidated basis, we had 23,531 employees as of December 31, 2015, compared to 23,371 employees as of December 31, 2014 and 32,451 employees as of December 31, 2013.

Voluntary Early Retirement Plans

We regularly sponsor voluntary early retirement plans where we provide additional financial incentives for our employees to retire early, as part of our efforts to improve operational efficiencies. In 2013, 2014 and 2015, 269, 41 and 33 employees, respectively, retired under this program.

In April 2014, we announced the commencement of a special early retirement program for employees who have been employed by us for more than 15 years. This special early retirement program provides our employees with incentives to retire early as part of our efforts to improve operational efficiencies. Our employees were offered the option of either receiving additional severance payment or employment for two years at certain of our subsidiaries or affiliates as part of the special retirement scheme. The special voluntary early retirement program resulted in the early retirement of 8,304 employees in 2014. We paid ￦1.3 trillion as severance benefits in connection with our early retirement programs during 2014, which was financed through cash on hand and bond issuances.

Labor Relations

We consider our current relations with our work force to be good. However, in the past, we have experienced opposition from our labor union for our strategy of restructuring to improve our efficiency and profitability by disposing of non-core businesses and reducing our employee base.

As of December 31, 2015, about 75.6% of the employees of KT Corporation were members of the KT Trade Union. On behalf of its members, the Union negotiates with us a collective bargaining agreement every two years, and our current collective bargaining agreement expires on November 15, 2017. The current collective bargaining agreement provides that even in the event of a strike, the minimum number of employees necessary to operate the telecommunications business must continue to work.

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

Recent amendments to the Trade Union and Labor Relations Adjustment Act (“Labor Act”), which became effective on July 1, 2011, allow multiple labor unions to be formed within one company. Therefore, additional labor unions may be formed by our employees. Pursuant to such amendments, our employees formed a new labor union called “KT New Union” in August 2011. The amended Labor Act also requires such multiple unions to consolidate themselves into a single channel when negotiating with the company on behalf of their members and to enter into a single collective bargaining agreement with the company. As a result of the recent consolidation of labor unions, KT Trade Union was selected as the bargaining representative of the labor unions. Its term as the bargaining representative will last for two years from January 1, 2016, and will expire on December 31, 2017.

Employee Stock Ownership and Benefits

We have an employee stock ownership association, which may purchase on behalf of its members up to 20.0% of any of our shares offered publicly in Korea. The employee stock ownership association owned 0.6% of our issued shares as of December 31, 2015.

In accordance with the National Pension Act of Korea, we contribute an amount equal to 4.5% of an employee’s standard monthly wages, and each employee contributes 4.5% of his or her standard monthly wages, into his or her personal pension account. Our employees, including executive officers as well as non-executive employees, are subject to a pension insurance system, under which we make monthly contributions to the pension accounts of the employees, and upon retirement, such employees are paid the pension amount due from their pension accounts. Prior to April 2011, our executive and non-executive employees were subject to a lump-sum severance payment system, under which they were entitled to receive a lump-sum severance payment upon termination of their employment, based on their length of service and salary level at the time of termination. Starting in April 2011, in accordance with the Korean Employee Retirement Income Security Act, we replaced such lump-sum severance payment system with our current pension insurance system in the form of a defined benefit plan, and also introduced a defined contribution plan in December 2012, with a total combined unfunded portion of approximately ￦826 billion as of December 31, 2015. Lump-sum severance amounts previously accrued prior to our adoption of the current pension insurance system continue to remain payable. We also provide a wide range of fringe benefits to our employees, including housing, housing loans, company-provided hospitals and schools, a company-sponsored pension program, an employee welfare fund, industrial disaster insurance, cultural and athletic facilities, physical education grants, meal allowances, medical examinations and training and resort centers. See “Item 5. Operating and Financial Review and Prospects—Item 5.A. Operating Results.”

Employee Training

The objective of our training program is to develop information and technology specialists who are able to create value for our customers. In order to develop skills of our employees, we require 50 hours of training per year from most of our employees, using individually-tailored curriculums based on individual assessments. We also operate Cyber Academy to provide online classes to our employees, as well as offer various foreign language classes to our employees. In addition, we provide tuition and living expense reimbursements to our high potential individuals who pursue graduate programs in Korea and abroad, as well as provide financial assistance to those who pursue work-related professional licenses or participate in after-work study programs.

Item 6.E. Share Ownership

Common Stock

The persons who are currently our directors held, as a group, 20,808 common shares as of March 31, 2016, the most recent date for which this information is available. The table below shows the ownership of our common shares by directors:

Shareholders	Number of Common Shares Owned
Chang-Gyu Hwang	5,000
Heon Moon Lim	3,091
Hyun Mo Ku	5,387
Do Kyun Song	713
Sang Kyun Cha	5,509
Jong-Gu Kim	376
Suk-Gwon Chang	376
Dae-Geun Park	376
Dong-Wook Chung	—
Daiwon Hyun	—
Daeho Kim	—

Stock Options

We have not granted any stock options to our current directors and executive officers.

Item 7. Major Shareholders and Related Party Transactions

Item 7.A. Major Shareholders

The following table sets forth certain information relating to the shareholders of our common stock as of December 31, 2015:

Shareholders	Number of Shares	Percent of Total Shares Issued
National Pension Corporation	19,150,489	7.33%
NTTDoCoMo, Inc.	14,257,813	5.46%
Silchester International Investors LLP	13,848,391	5.30%
Employee stock ownership association	1,484,611	0.57%
Directors as a group	20,359	0.01%
Public	196,008,137	75.1%
KT Corporation (held in the form of treasury stock)	16,262,008	6.23%

Total issued shares	261,111,808	100.00%

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

See “Item 18. Financial Statements” and pages F-1 through F-106.

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

Based on investigations conducted in December 2012 and January 2013, the KCC imposed a combined fine of approximately ￦12 billion on SK Telecom, LG U+ and us in January 2013 (our fine being approximately ￦3 billion), for providing subsidies that were higher than those allowed under current regulations to new mobile phone purchasers and subscribers, and also imposed temporary suspensions from accepting new subscribers ranging from 20 days to 24 days. In March 2013, the KCC again imposed a combined fine of approximately ￦5 billion on SK Telecom, LG U+ and us (our fine being approximately ￦2 billion) for continuing to offer subsidies during the suspension period. In July 2013, the KCC imposed a combined fine of approximately ￦67 billion on SK Telecom, LG U+ and us (our fine being approximately ￦20 billion) and also imposed a seven day suspension on us from accepting new subscribers, also in connection with providing excessive handset subsidies to new subscribers. In December 2013, the KCC again imposed a combined fine of approximately ￦106 billion on SK Telecom, LG U+ and us (our fine being approximately ￦30 billion), which is the largest fine ever imposed by the KCC on local mobile operators for providing excessive subsidies to new subscribers. On March 7, 2014, the MSIP imposed a temporary suspension on us for 45 days (from March 13, 2014 to April 26, 2014), SK Telecom for 45 days (from April 5, 2014 to May 19, 2014), and LG U+ for 45 days (from March 13, 2014 to April 4, 2014 and again from April 27, 2014 to May 18, 2014) from accepting new subscribers as a result of continuing to offer excessive handset subsidies to new subscribers, despite the order from the KCC prohibiting such subsidies. Additionally, the MSIP announced that it plans to bring criminal charges with fines of up to ￦150 million and imprisonment of less than three years against any carrier and responsible personnel that fails to adhere to the suspension or continues to offer illegal subsidies after the suspension is completed. In August 2014, the KCC imposed a fine of approximately ￦58 billion on SK Telecom, LG U+ and us (our fine being approximately ￦11 billion) for continuing to provide excessive subsidies to new subscribers. In December 2014, the KCC further imposed a fine of approximately ￦8 billion on each of SK Telecom, LG U+ and us for providing excessive handset subsidies and in March 2015 the KCC again imposed a combined fine of approximately ￦34 billion on SK Telecom, LG U+ and us (our fine being approximately ￦9 billion) for violation of regulations relating to handset sales, in connection with a used handset buyback program that we and the other telecommunications operators were promoting. We have paid all of such fines as of the date hereof.

In July 2012, the police arrested two individuals in connection with the alleged theft of personal information relating to approximately 8.7 million of our mobile phone subscribers. The individuals in question stole personal information through a series of hackings starting from February 2012 into our N-STEP. Since the incident, approximately 29,800 of our mobile phone subscribers filed a total of 16 lawsuits against us in connection with the N-STEP hackings, alleging that we failed to protect their personal information, and are seeking total damages of approximately ￦15 billion. From August 2014 to October 2015, various district courts have awarded damages of ￦100,000 per plaintiff for 13 of the cases involving a total of approximately 29,000 of the subscribers, resulting in damages of approximately ￦3 billion to us, while the remaining trials are currently ongoing at various district courts. We have appealed the district courts’ decisions and the appeals are currently ongoing at the Seoul High Court.

Furthermore, in March 2014, the police arrested three individuals in connection with their alleged theft of personal information relating to approximately 9.8 million of our subscribers. The individuals in question stole the personal information of our subscribers through a series of hackings into our main homepage starting from February 2014. Since the incident, approximately 13,450 subscribers filed 19 lawsuits against us in connection with the information theft, seeking total damages of approximately ￦7 billion. The trials are currently ongoing at various district courts. In June 2014, we were fined ￦85 million by the KCC and were ordered to take corrective measures in connection with the most recent hacking incident. We filed an administrative appeal in August 2014 in connection with the KCC fine, and the appeal is currently ongoing at the Seoul Administrative Court.

In December 2013, the MSIP declared that the contracts over our sale of Koreasat 3 was null and void, on the grounds that the satellite was sold without obtaining proper government approval. We are currently involved in an arbitration proceeding against ABS pursuant to the Rules of the International Chamber of Commerce over the Koreasat 3 satellite ownership and contract violation claims.

We are a defendant in various other court proceedings involving claims for civil damages arising in the ordinary course of our business. We are a defendant in an ongoing court proceeding filed by the Industrial Bank of Korea on March 18, 2015. In connection with the filing of court receivership by KT ENGCORE, Industrial Bank of Korea claims that we are liable for ￦10 billion of the ￦65.8 billion asset-backed commercial papers of a renewable energy project for which KT ENGCORE was a contractor and guarantor.

As of December 31, 2015, we have established provisions relating to litigations of ￦18 billion, of which ￦3.6 billion related to the litigations involving the hacking incidents. See Note 17 to the Consolidated Financial Statements. While we are unable to predict the ultimate disposition of these claims, in the opinion of our management, the ultimate disposition of these claims will not have a material adverse effect on our business, financial condition and results of operations.

Dividends

The table below sets out the annual dividends declared on the outstanding common stock to shareholders of record on December 31 of the years indicated and the interim dividends declared on the outstanding common stock to shareholders of record on June 30 of the years indicated:

Year	Annual Dividend per Common Stock	Interim Dividend per Common Stock	Average Total Dividend per Common Stock
	(In Won)	(In Won)	(In Won)
2011	2,000	—	2,000
2012	2,000	—	2,000
2013	2,000	—	2,000
2014	800	—	800
2015	500	—	500

If sufficient profits are available, the Board of Directors may propose annual dividends on the outstanding common stock, which our shareholders must approve by a resolution at the ordinary general meeting of shareholders. This meeting is generally held in March of the following year and if our shareholders at such ordinary general meeting of shareholders approve the annual dividend, we must pay such dividend within one month following the date of such resolution. Typically, we pay such dividends shortly after the meeting. The declaration of annual dividends is subject to the vote of our shareholders, and consequently, there can be no assurance as to the amount of dividends per common stock or that any such dividends will be declared. Interim dividends paid in cash can be declared by a resolution of the board of directors. See “Item 10. Additional Information—Item 10.B. Memorandum and Articles of Association—Dividends” and “Item 12. Description of Securities Other than Equity Securities—Item 12.D. American Depositary Shares.”

The Commercial Code provides that shares of a company of the same class must receive equal treatment. However, major shareholders may consent to receive dividend distributions at a lesser rate than minor shareholders. Previously, the Government consented to receiving a smaller dividend compared to other shareholders. The Government no longer holds any interest in us.

Any cash dividends relating to the shares held in the form of ADSs will be paid to the depositary bank in Won. The deposit agreement provides that, except in certain circumstances, cash dividends received by the depositary bank will be converted by the depositary bank into Dollars and distributed to the holders of the ADRs, less withholding tax, other governmental charges and the depositary bank’s fees and expenses. See “Item 12. Description of Securities Other than Equity Securities— Item 12.D. American Depositary Shares.”

Item 8.B. Significant Changes

Except as disclosed elsewhere in this annual report, we have not experienced any significant changes since the date of our audited consolidated financial statements included in this annual report.

Item 9. The Offer and Listing

Item 9.A. Offer and Listing Details

Market Price Information

Common Stock

Our shares were listed on the KRX KOSPI Market on December 23, 1998. The price of the shares on the KRX KOSPI Market as of the close of trading on April 25, 2016 was ￦30,200 per share. The table below shows the high and low closing prices and the average daily volume of trading activity on the KRX KOSPI Market for the shares since January 2010:

	Price		Average Daily Trading Volume
	High	Low
	(In Won)		(Number of shares)
2010	50,600	39,150	1,343,486
2011	45,500	34,200	1,063,506
2012	39,750	27,700	1,067,315
2013	40,850	29,950	1,149,143
2014	36,800	28,300	1,051,396
First quarter	31,900	28,300	981,580
Second quarter	32,800	28,700	1,240,382
Third quarter	36,800	29,650	1,121,896
Fourth quarter	35,250	30,700	866,696

	Price		Average Daily Trading Volume
	High	Low
	(In Won)		(Number of shares)
2015	32,250	28,250	963,825
First quarter	31,900	28,500	1,042,068
Second quarter	32,250	28,400	1,032,769
Third quarter	32,250	28,400	1,082,244
Fourth quarter	31,000	28,400	957,396
2016 (through April 25)	30,950	26,350	603,122
First quarter	29,800	26,350	619,422
January	28,200	26,350	652,213
February	29,050	27,750	653,490
March	29,800	28,500	561,738
Second quarter (through April 25)	30,950	29,650	541,997
April (through April 25)	30,950	29,650	541,997

Source:	KRX KOSPI Market.

ADSs

The outstanding ADSs, each of which represents one-half of one share of our common stock, have been traded on the New York Stock Exchange and the London Stock Exchange since May 25, 1999 until September 18, 2015, the date on which the ADSs were delisted from the London Stock Exchange. The ADSs, including those previously listed on the London Stock Exchange, continue to be tradable on the New York Stock Exchange.

The price of the ADSs on the New York Stock Exchange as of the close of trading on April 25, 2016 was $13.27 per ADS. The table below shows the high and low trading prices and the average daily volume of trading activity on the New York Stock Exchange for our ADSs since January 2010:

	Price		Average Daily Trading Volume
	High	Low
	(In US$)		(Number of ADSs)
2010	22.62	17.12	784,905
2011	20.86	14.49	1,124,692
2012	18.23	11.65	1,004,064
2013	18.16	14.33	528,291
2014	17.46	13.24	440,020
First quarter	14,75	13.24	515,373
Second quarter	16.07	13.45	410,942
Third quarter	17.46	14.31	380,780
Fourth quarter	16.31	14.05	456,065
2015	14.85	11.83	336,711
First quarter	14.17	12.87	378,464
Second quarter	14.85	12.49	306,958
Third quarter	13.10	11.83	266,449
Fourth quarter	14.03	11.91	396,465
2016 (through April 25)	13.88	11.03	476,410
First quarter	13.54	11.03	505,970
January	12.32	11.03	386,645
February	12.09	11.72	501,078
March	13.54	12.01	613,529
Second quarter (through April 25)	13.88	13.22	370,345
April (through April 25)	13.88	13.22	370,345

Source:	New York Stock Exchange.

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

The KRX KOSPI Market publishes the KOSPI every ten seconds, which is an index of all equity securities listed on the KRX KOSPI Market. The KOSPI is calculated using the aggregate value method, in which the market capitalizations of all listed companies are aggregated, subject to certain adjustments, and this aggregate is expressed as a percentage of the aggregate market capitalization of all listed companies as of the base date, January 4, 1980.

Movements in KOSPI are set out in the following table together with the associated dividend yields and price earnings ratios:

					Period Average
Year	Opening	High	Low	Closing	Dividend Yield (1)(2) (Percent)	Price Earnings Ratio (2)(3)
1985	139.53	163.37	131.40	163.37	5.3	5.2
1986	161.40	279.67	153.85	272.61	4.3	7.6
1987	264.82	525.11	264.82	525.11	2.6	10.9
1988	532.04	922.56	527.89	907.20	2.4	11.2
1989	919.61	1,007.77	844.75	909.72	2.0	13.9
1990	908.59	928.82	566.27	696.11	2.2	12.8
1991	679.75	763.10	586.51	610.92	2.6	11.2
1992	624.23	691.48	459.07	678.44	2.2	10.9
1993	697.41	874.10	605.93	866.18	1.6	12.7
1994	879.32	1,138.75	855.37	1,027.37	1.2	16.2
1995	1,027.45	1,016.77	847.09	882.94	1.2	16.4
1996	882.29	986.84	651.22	651.22	1.3	17.8
1997	647.67	792.29	350.68	376.31	1.5	17.0
1998	374.41	579.86	280.00	562.46	1.9	10.8

					Period Average
Year	Opening	High	Low	Closing	Dividend Yield (1)(2) (Percent)	Price Earnings Ratio (2)(3)
1999	565.10	1,028.07	498.42	1,028.07	1.1	13.5
2000	1,028.33	1,059.04	500.60	504.62	2.1	12.9
2001	503.31	704.50	468.76	693.70	1.7	16.4
2002	698.00	937.61	584.04	627.55	1.6	15.2
2003	633.03	822.16	515.24	810.71	2.0	11.8
2004	821.26	936.06	719.59	895.92	2.0	13.8
2005	896.00	1,379.37	870.84	1,379.37	1.8	10.6
2006	1,383.32	1,464.70	1,203.86	1,434.46	1.6	11.1
2007	1,438.89	2,064.85	1,355.79	1,897.13	1.4	15.8
2008	1,891.45	1,888.88	938.75	1,124.47	2.6	8.9
2009	1,132.87	1,718.88	1,018.81	1,682.77	1.2	22.9
2010	1,696.14	2,051.00	1,552.79	2,051.00	1.1	18.0
2011	2,078.08	2,228.96	1,652.71	1,825.74	1.5	10.5
2012	1,826.37	2,049.28	1,769.31	1,997.05	1.3	12.3
2013	2,031.10	2,059.58	1,780.63	2,011.34	1.1	12.8
2014	1,967.19	2,082.61	1,886.85	1,915.59	1.2	13.2
2015	1,926.44	2,173.41	1,829.81	1,961.31	1.4	14.4
2016 (through April 25)	1,918.76	2,022.10	1,835.28	2,014.55	1.4	14.3

Source:	The KRX KOSPI Market

(1)	Dividend yields are based on daily figures. Dividend yields after January 3, 1984 include cash dividends only.

(2)	Starting in April 2000, dividend yield and price earnings ratio are calculated based on KOSPI 200, an index of 200 equity securities listed on the KRX KOSPI Market. Starting in April 2000, KOSPI 200 excludes classified companies, companies which did not submit annual reports to the KRX KOSPI Market, and companies which received qualified opinion from external auditors.

(3)	The price earnings ratio is based on figures for companies that record a profit in the preceding year.

Shares are quoted “ex-dividend” on the first trading day of the relevant company’s accounting period; since the calendar year is the accounting period for the majority of listed companies, this may account for the drop in the KOSPI between its closing level at the end of one calendar year and its opening level at the beginning of the following calendar year.

With certain exceptions, principally to take account of a share being quoted “ex-dividend” and “ex-rights,” permitted upward and downward movements in share prices of any category of shares on any day are limited under the rules of the KRX KOSPI Market to 30% of the previous day’s closing price of the shares, rounded down as set out below:

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

Due to a deregulation of restrictions on brokerage commission rates, the brokerage commission rate on equity securities transactions may be determined by the parties, subject to commission schedules being filed with the KRX KOSPI Market by the securities companies. In addition, a securities transaction tax will generally be imposed on the transfer of shares or certain securities representing rights to subscribe for shares at the rate of 0.15% if such transfer is made through the KRX KOSPI Market. A special agricultural and fishery tax of 0.15% of the sales prices will also be imposed on transfer of these shares and securities on the KRX KOSPI Market. See “Item 10. Additional Information—Item 10.E. Taxation—Korean Taxation.”

The number of companies listed on the KRX KOSPI Market, the corresponding total market capitalization at the end of the periods indicated and the average daily trading volume for those periods are set forth in the following table:

	Market Capitalization on the Last Day of Each Period			Average Daily Trading Volume, Value
Year	Number of Listed Companies	(Billions of Won)	(Millions of Dollars) (1)	Thousands of Shares	(Millions of Won)	(Thousands of Dollars) (1)
1985	342	6,570	7,381	18,925	12,315	13,834
1986	355	11,994	13,924	31,755	32,870	38,159
1987	389	26,172	33,033	20,353	70,185	88,583
1988	502	64,544	94,348	10,367	198,364	289,963
1989	626	95,477	140,490	11,757	280,967	414,430
1990	669	79,020	110,301	10,866	183,692	256,411
1991	686	73,118	96,107	14,022	214,263	281,629
1992	688	84,712	107,448	24,028	308,246	390,977
1993	693	112,665	139,420	35,130	574,048	710,367
1994	699	151,217	191,730	36,862	776,257	984,223
1995	721	141,151	182,201	26,130	487,762	629,613
1996	760	117,370	139,031	26,571	486,834	575,680
1997	776	70,989	50,162	41,525	555,759	392,707
1998	748	137,799	114,091	97,716	660,429	546,803
1999	725	349,504	305,137	278,551	3,481,620	3,039,655
2000	704	188,042	149,275	306,163	2,602,211	2,065,739
2001	689	253,843	191,421	473,241	1,997,420	1,506,237
2002	683	258,681	215,496	857,245	3,041,598	2,533,815
2003	684	355,363	296,679	542,010	2,216,636	1,850,589
2004	683	412,588	395,275	372,895	2,232,109	2,138,445
2005	702	655,075	646,668	467,629	3,157,662	3,117,139
2006	731	704,588	757,948	279,096	3,435,180	3,695,332
2007	746	951,887	1,014,589	363,732	5,539,588	5,904,485
2008	765	576,888	458,757	355,205	5,189,644	4,126,953
2009	770	887,316	759,949	483,902	5,783,552	4,953,367
2010	777	1,141,885	1,002,621	380,859	5,619,768	4,934,382
2011	791	1,041,999	903,493	353,760	6,863,146	5,950,877
2012	784	1,154,294	1,077,672	486,480	4,823,643	4,503,448
2013	777	1,185,974	1,123,826	328,325	3,993,422	3,784,158
2014	773	1,192,253	1,084,655	278,082	3,983,580	3,624,072
2015	770	1,242,832	1,060,437	455,256	5,351,734	4,566,326
2016 (through April 25)	769	1,276,353	1,118,528	362,464	4,584,783	4,017,863

Source:	The KRX KOSPI Market

(1)	Converted at the Concentration Base Rate of The Bank of Korea or the Market Average Exchange Rate as announced by Seoul Money Brokerage Services Limited, as the case may be, at the end of the periods indicated.

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

Item 9.D. Selling Shareholders

Not applicable.

Item 9.E. Dilution

Not applicable.

Item 9.F. Expenses of the Issuer

Not applicable.

Item 10. Additional Information

Item 10.A. Share Capital

Currently, our authorized share capital is 1,000,000,000 shares, which consists of shares of common stock, par value ￦5,000 per share (“Common Shares”) and shares of non-voting preferred stock, par value ￦5,000 per share (“Non-Voting Shares”). Common Shares and Non-Voting Shares together are referred to as “Shares.” Under our articles of incorporation, we are authorized to issue Non-Voting Shares up to one-fourth of our total issued capital stock. As of December 31, 2015, 261,111,808 Common Shares were issued, of which 16,262,008 shares were held by the treasury stock fund or us as treasury shares. We have never issued any Non-Voting Shares. All of the issued Common Shares are fully-paid and non-assessable and are in registered form. We issue share certificates in denominations of 1, 5, 10, 50, 100, 500, 1,000 and 10,000 shares.

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

Members of our employee stock ownership association, whether or not they are our shareholders, generally have a preemptive right to subscribe for up to 20.0% of the Shares publicly offered pursuant to the Financial Investment Services and Capital Markets Act. This right is exercisable only to the extent that the total number of Shares so acquired and held by members of our employee stock ownership association does not then exceed 20.0% of the total number of Shares then issued (including in such total both: (i) all issued and outstanding Shares at the time the preemptive rights are exercised; and (ii) all Shares to be newly issued in the applicable share issuance transaction in connection with which such preemptive rights are exercised). As of December 31, 2015, 0.6% of the issued Shares were held by members of our employee stock ownership association.

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

Our general meetings of shareholders are held at our head office, in Seongnam, or if necessary, may be held anywhere near our head office or in Seoul.

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

Shareholders may exercise their voting rights by proxy. The proxy must present a document evidencing an appropriate power of attorney prior to the start of the general meeting of shareholders. Additionally, shareholders may exercise their voting rights in absentia by submission of signed write-in voting forms. To make it possible for our shareholders to proceed with voting on a write-in basis, we are required to attach the appropriate write-in voting form and related informational material to the notices distributed to shareholders for convening the relevant general meeting of shareholders. Any of our shareholders who desire to vote on such write-in basis must submit their completed and signed write-in voting forms to us no later than one day prior to the date that the relevant general meeting of shareholders is convened.

Holders of ADRs exercise their voting rights through the ADR depositary, an agent of which is the record holder of the underlying Common Shares. Subject to the provisions of the deposit agreement, ADR holders are entitled to instruct the ADR depositary how to vote the Common Shares underlying their ADSs. See “Item 12. Description of Securities Other than Equity Securities—Item 12.D. American Depositary Shares.”

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

As of December 31, 2015, there were 16,262,008 treasury shares including shares held by our treasury stock fund.

Liquidation Rights

In the event of our liquidation, after payment of all debts, liquidation expenses and taxes, our remaining assets will be distributed among shareholders in proportion to their shareholdings. Holders of Non-Voting Shares have no preference in liquidation.

Item 10.C.  Material Contracts

We have not entered into any material contracts since January 1, 2011, other than in the ordinary course of our business. For information regarding our agreements and transactions with certain related parties, see “Item 7. Major Shareholders and Related Party Transactions—Item 7.B. Related Party Transactions” and Note 36 to the Consolidated Financial Statements. For a description of certain agreements entered into during the past two years related to our capital commitments and obligations, see “Item 5. Operating and Financial Review and Prospects—Item 5.B. Liquidity and Capital Resources.”

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

Upon a foreign investor’s purchase of shares through the KRX KOSPI Market or the KRX KOSDAQ Market, no separate report by the investor is required because the investment registration certificate system is designed to control and oversee foreign investment through a computer system. However, a foreign investor’s acquisition or sale of shares outside the KRX KOSPI Market or the KRX KOSDAQ Market (as discussed above) must be reported by the foreign investor or his standing proxy to the Governor of the Financial Supervisory Service at the time of each such acquisition or sale; provided, however, that in cases where a foreigner acquires shares through the exercise of rights as a holder of ADSs (or other depositary certificates), the foreigner must cause such report to the Governor of the Financial Supervisory Service to be filed by the Korea Securities Depository; and further provided that a foreign investor must ensure that any acquisition or sale by it of shares outside the KRX KOSPI Market or the KRX KOSDAQ Market in the case of trades in connection with a tender offer, odd-lot trading of shares or trades of a class of shares for which the aggregate foreign ownership limit has been reached or exceeded, is reported to the Governor of the Financial Supervisory Service by the investment trader, the investment broker, the Korea Securities Depository or the financial securities company engaged to facilitate such transaction. A foreign investor may appoint one or more standing proxies from among the Korea Securities Depository, foreign exchange banks, including domestic branches of foreign banks, investment traders, investment brokers, the Korea Securities Depository, financial securities companies and internationally recognized custodians that satisfy all relevant requirements under the Financial Investment Services and Capital Markets Act.

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

United States Federal Income Taxation

The following discussion describes the material United States federal income tax consequences of the ownership of our ADSs and common shares as of the date hereof. This discussion deals only with ADSs and common shares that are held as capital assets by a United States Holder (as defined below). In addition, the discussion set forth below is applicable only to United States Holders (i) who are residents of the United States for purposes of the current Treaty, (ii) whose ADSs or common shares are not, for purposes of the Treaty, effectively connected with a permanent establishment in Korea and (iii) who otherwise qualify for the full benefits of the Treaty.

As used herein, the term “United States Holder” means a beneficial owner of our ADSs or common shares that is, for United States federal income tax purposes, any of the following:

•	an individual citizen or resident of the United States;

•

a corporation (or other entity treated as a corporation for United States federal income tax purposes) created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

•	an estate the income of which is subject to United States federal income taxation regardless of its source; or

•

a trust if it (1) is subject to the primary supervision of a court within the United States and one or more United States persons have the authority to control all substantial decisions of the trust or (2) has a valid election in effect under applicable United States Treasury regulations to be treated as a United States person.

This discussion is based upon provisions of the Internal Revenue Code of 1986, as amended (the “Code”), and regulations, rulings and judicial decisions thereunder as of the date hereof. Those authorities may be changed, perhaps retroactively, so as to result in United States federal income tax consequences different from those summarized below. In addition, this discussion is based, in part, upon representations made by the depositary to us and assumes that the deposit agreement, and all other related agreements, will be performed in accordance with their terms.

This discussion does not represent a detailed description of the United States federal income tax consequences applicable to you if you are subject to special treatment under the United States federal income tax laws, including if you are:

•	a dealer in securities or currencies;

•	a financial institution;

•	a regulated investment company;

•	a real estate investment trust;

•	an insurance company;

•	a tax-exempt organization;

•	a person holding our ADSs or common shares as part of a hedging, integrated or conversion transaction, a constructive sale or a straddle;

•	a trader in securities that has elected the mark-to-market method of accounting for your securities;

•	a person liable for alternative minimum tax;

•	a person who owns or is deemed to own 10% or more of our voting stock;

•	a partnership or other pass-through entity for United States federal income tax purposes; or

•	a person whose “functional currency” is not the United States dollar.

If a partnership (or other entity treated as a partnership for United States federal income tax purposes) holds our ADSs or common shares, the tax treatment of a partner will generally depend upon the status of the partner and the activities of the partnership. If you are a partner of a partnership holding our ADSs or common shares, you should consult your tax advisors.

This discussion does not contain a detailed description of all the United States federal income tax consequences to you in light of your particular circumstances and does not address the Medicare tax on net investment income or the effects of any state, local or non-United States tax laws. If you are considering the purchase of our ADSs or common shares, you should consult your own tax advisors concerning the particular United States federal income tax consequences to you of the purchase, ownership and disposition of our ADSs or common shares, as well as the consequences to you arising under other United States federal tax laws and the laws of any other taxing jurisdiction.

ADSs

If you hold ADSs, for United States federal income tax purposes, you generally will be treated as the owner of the underlying common shares that are represented by such ADSs. Accordingly, deposits or withdrawals of common shares for ADSs will not be subject to United States federal income tax.

Taxation of Dividends

The gross amount of distributions on the ADSs or common shares (including any amounts withheld to reflect Korean withholding taxes) will be taxable as dividends to the extent paid out of our current or accumulated earnings and profits, as determined under United States federal income tax principles. To the extent that the amount of any distribution exceeds our current and accumulated earnings and profits for a taxable year, the distribution will first be treated as a tax-free return of capital, causing a reduction in the tax basis of the ADSs or common shares, and to the extent the amount of the distribution exceeds your tax basis, the excess will be taxed as capital gain recognized on a sale or exchange. We do not, however, expect to determine earnings and profits in accordance with United States federal income tax principles. Therefore, you should expect that a distribution will generally be treated as a dividend.

Any dividends that you receive (including any withheld taxes) will be includable in your gross income as ordinary income on the day actually or constructively received by you, in the case of common shares, or by the depositary, in the case of ADSs. Such dividends will not be eligible for the dividends received deduction allowed to corporations under the Code. With respect to non-corporate United States investors, certain dividends received from a qualified foreign corporation may be subject to reduced rates of taxation. A qualified foreign corporation includes a foreign corporation that is eligible for the benefits of a comprehensive income tax treaty with the United States which the United States Treasury Department determines to be satisfactory for these purposes and which includes an exchange of information provision. The United States Treasury Department has determined that the current income tax treaty between the United States and Korea meets these requirements, and we believe we are eligible for the benefits of that treaty. However, non-corporate holders that do not meet a minimum holding period requirement during which they are not protected from the risk of loss or that elect to treat the dividend income as “investment income” pursuant to Section 163(d)(4) of the Code will not be eligible for the reduced rates of taxation. In addition, the rate reduction will not apply to dividends if the recipient of a dividend is obligated to make related payments with respect to positions in substantially similar or related property. This disallowance applies even if the minimum holding period has been met. You should consult your own tax advisors regarding the application of these rules to your particular circumstances.

Non-corporate United States Holders will not be eligible for reduced rates of taxation on any dividends received from us if we are a passive foreign investment company in the taxable year in which such dividends are paid or in the preceding taxable year (see “—Passive Foreign Investment Company” below).

The amount of any dividend paid in Won will equal the United States dollar value of the Won received calculated by reference to the exchange rate in effect on the date the dividend is received by you, in the case of common shares, or by the depositary, in the case of ADSs, regardless of whether the Won are converted into United States dollars. If the Won received as a dividend are converted into United States dollars on the date they are received, you generally will not be required to recognize foreign currency gain or loss in respect of the dividend income. If the Won received as a dividend are not converted into United States dollars on the date of receipt, you will have a basis in the Won equal to their United States dollar value on the date of receipt. Any gain or loss realized on a subsequent conversion or other disposition of the Won will be treated as United States source ordinary income or loss.

Subject to certain conditions and limitations (including a minimum holding period requirement), Korean withholding taxes on dividends may be treated as foreign taxes eligible for credit against your United States federal income tax liability. For purposes of calculating the foreign tax credit, dividends paid on the ADSs or common shares will be treated as income from sources outside the United States and will generally constitute passive category income. The rules governing the foreign tax credit are complex. You are urged to consult your tax advisors regarding the availability of the foreign tax credit under your particular circumstances.

Passive Foreign Investment Company

We do not believe that we were, for United States federal income tax purposes, a passive foreign investment company (a “PFIC”) for the most recent taxable year, and we expect to operate in such a manner so as not to become a PFIC. If, however, we are or become a PFIC, you could be subject to additional United States federal income taxes on gain recognized with respect to the ADSs or common shares and on certain distributions, plus an interest charge on certain taxes treated as having been deferred under the PFIC rules.

Taxation of Capital Gains

For United States federal income tax purposes, you will recognize taxable gain or loss on any sale or exchange of the ADSs or common shares in an amount equal to the difference between the amount realized for the ADSs or common shares and your tax basis in the ADSs or common shares. Such gain or loss will generally be capital gain or loss and will generally be long-term capital gain or loss if you have held the ADSs or common shares for more than one year. Long-term capital gains of non-corporate United States Holders (including individuals) are eligible for reduced rates of taxation. The deductibility of capital losses is subject to limitations. Any gain or loss recognized by you will generally be treated as United States source gain or loss.

You should note that any Korean securities transaction tax will not be treated as a creditable foreign tax for United States federal income tax purposes, although you may be entitled to deduct such taxes, subject to applicable limitations under the Code.

Information Reporting and Backup Withholding

In general, information reporting will apply to dividends in respect of our ADSs or common shares and the proceeds from the sale, exchange or other disposition of our ADSs or common shares that are paid to you within the United States (and in certain cases, outside the United States), unless you are an exempt recipient. A backup withholding tax may apply to such payments if you fail to provide a taxpayer identification number or certification of exempt status or fail to report in full dividend and interest income.

Backup withholding is not an additional tax and any amounts withheld under the backup withholding rules will be allowed as a refund or a credit against your United States federal income tax liability provided the required information is timely furnished to the Internal Revenue Service.

Item 10.F.  Dividends and Paying Agents

See “Item 8. Financial Information—Item 8.A. Consolidated Statements and Other Financial Information—Dividends” for information concerning our dividend policies and our payment of dividends. See “—Item 10.B. Memorandum and Articles of Association—Dividends” for a discussion of the process by which dividends are paid on our common shares. See “Item 12. Description of Securities Other than Equity Securities—Item 12.D. American Depositary Shares” for a discussion of the process by which dividends are paid on our ADSs. The paying agent for payment of our dividends on ADSs in the United States is Citibank, N.A.

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

For our trading financial instruments, we recognized a valuation gain of ￦4 billion and a valuation loss of ￦8 billion in 2013, a valuation gain of ￦1 billion and a valuation loss of ￦1 billion in 2014 and a valuation gain of ￦0 and a valuation loss of ￦2 billion in 2015. For our hedging derivative contracts, we recognized a valuation gain of ￦127 million, a valuation loss of ￦97 billion and accumulated other comprehensive loss of ￦95 billion in 2013, a valuation gain of ￦93 billion, a valuation loss of ￦25 billion and accumulated other comprehensive income of ￦22 billion in 2014 and a valuation gain of ￦142 billion, a valuation loss of ￦2 billion and accumulated other comprehensive income of ￦148 billion in 2015. For further details regarding the assets, liabilities, gains and losses recorded relating to our derivative contracts outstanding as of December 31, 2013, 2014 and 2015, see Note 8 to the Consolidated Financial Statements.

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

The following table shows our assets and liabilities denominated in foreign currency as of December 31, 2013, 2014 and 2015:

	As of December 31,
	2013		2014		2015
(in thousands of foreign currencies)	Financial assets	Financial liabilities	Financial assets	Financial liabilities	Financial assets	Financial liabilities
U.S. Dollar	254,917	2,225,700	197,221	2,532,614	183,254	2,351,003
Special Drawing Right	1,105	1,211	573	1,027	444	849
Japanese Yen	190,520	30,054,316	34,168	30,051,367	73,716	40,279,411
British Pound	—	134	—	257	8	888
Euro	1,342	4,943	134	177	29	29
Algerian Dinar	2,798	—	929	—	—	—
Chinese Yuan	—	—	3,957	—	15,562	107
Uzbekistani Som	1,805,565	—	7,978,633	—	—	—
Rwandan Franc	11,962	—	13,593	—	—	—
Indonesian Rupiah	—	—	—	—	—	—
Hong Kong Dollar	—	—	158	—	9	—
Bangladeshi Taka	—	—	299	—	6	—
Colombian Peso	—	—	23,583	—	—	—
Polish Zloty	—	—	28,195	—	207,273	—
Vietnamese Dong	—	—	273,313	93,756	270,000	—
Swiss Franc	—	—	—	78	—	—

As of December 31, 2013, 2014 and 2015, a 10% increase in the exchange rate between the Won and all foreign currencies, with all other variables held constant, would have decreased our income before income tax by ￦46 billion, ￦45 billion and ￦52 billion, respectively, and total equity by ￦48 billion, ￦38 billion and ￦46 billion, respectively, with a 10% decrease in the exchange rate having the opposite effect. The foregoing sensitivity analysis assumes that all variables other than foreign exchange rates are held constant, and as such, does not reflect any correlation between foreign exchange rates and other variables, nor our decision to decrease the risk. See Note 35 to the Consolidated Financial Statements.

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

The following table summarizes the principal amounts, fair values, principal cash flows by maturity date and weighted average interest rates of our short-term and long-term liabilities as of December 31, 2015 which are sensitive to exchange rates and/or interest rates. The information is presented in Won, which is our reporting currency:

						December 31, 2015
	2016	2017	2018	2019	Thereafter	Total	Fair Value
	(in millions of Won, except rates)
Local currency:
Fixed rate	1,308,295	401,936	861,512	690,518	2,503,535	5,765,796	5,795,714
Average weighted rate (1)	4.21%	3.87%	3.95%	3.08%	3.60%	3.65%	—
Variable rate	—	—	—	—	—	—	—
Average weighted rate (1)	—%	—%	—%	—%	—%	—%	—

Sub-total	1,308,295	401,936	861,512	690,518	2,503,535	5,765,796	5,795,714

Foreign currency:
Fixed rate	418,338	1,214,203	265,826	464,127	175,487	2,537,981	2,555,398
Average weighted rate (1)	3.61%	2.49%	0.60%	2.63%	3.80%	2.71%	—
Variable rate	—	—	351,600	—	—	351,600	333,774
Average weighted rate (1)	—%	—%	1.41%	—%	—%	1.41%	—

Subtotal	418,338	1,214,203	617,426	464,127	175,487	2,889,581	2,889,172

Total	1,726,633	1,616,139	1,478,938	1,154,645	2,679,022	8,655,377	8,684,886

(1)	Weighted average rates of the portfolio at the period end.

As of December 31, 2013, a 100 basis point increase in the market interest rate, with all other variables held constant, would have increased our profit before income tax by ￦10 billion. As of December 31, 2014 and 2015, such increase, with all other variables held constant, would have decreased our profit before income tax by ￦5 billion and ￦4 billion, respectively. As of December 31, 2013 and 2014, a 100 basis point increase in the market interest rates, with all other variables held constant, would have increased our shareholders’ equity by ￦13 billion and ￦5 billion, respectively, and decreased our shareholders’ equity by ￦245 million as of December 31, 2015.

As of December 31, 2013 and 2014, a 100 basis point decrease in the market interest rates, with all other variables held constant, would have decreased our profit before income tax by ￦17 billion and ￦5 billion, respectively. As of December 31, 2015, such decrease, with all other variables held constant, would have increased our profit before income tax by ￦4 billion. As of December 31, 2013, 2014 and 2015, a 100 basis point decrease in the market interest rates, with all other variables held constant, would have decreased our shareholders’ equity by ￦19 billion, ￦11 billion and ￦6 billion, respectively. The foregoing sensitivity analysis assumes that all variables other than market interest rates are held constant, and as such, does not reflect any correlation between market interest rates and other variables, nor our decision to decrease the risk, but reflects the effects of derivative contracts in place at the time of conducting the analysis.

Equity Price Risk

We are also subject to market risk exposure arising from changes in the equity securities market, which affect the fair value of our equity portfolio. As of December 31, 2013, 2014 and 2015, a 10% increase in the equity indices where our marketable equity securities are listed, with all other variables held constant, would have increased our total equity by ￦6 billion, ￦7 billion and ￦3 billion, respectively, with a 10% decrease in the equity index having the opposite effect. The foregoing sensitivity analysis assumes that all variables other than changes in the equity index are held constant, and that our marketable equity instruments had moved according to the historical correlation to the index, and as such, does not reflect any correlation between the equity index and other variables.

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

Fees and Payments from the Depositary to Us

In 2015, we received the following payments, after deduction of applicable U.S. taxes, from the depositary:

Reimbursement of NYSE listing fees	$93,755

Reimbursement of SEC filing fees	$311,919.70

Reimbursement of settlement infrastructure fees (including maintenance fees)	$0

Reimbursement of proxy process expenses (printing, postage and distribution)	$33,223.36

Reimbursement of legal fees (reimbursement received in April 2016 in respect of 2015)	$3,900.00

Contributions toward our investor relations efforts (including non-deal roadshows, investor conferences and investor relations agency fees)	$252,903.84

PART II

Item 13.  Defaults, Dividend Arrearages and Delinquencies

Not applicable.

Item 14.  Material Modifications to the Rights of Security Holders and Use of Proceeds

Not applicable.

Item 15.  Controls and Procedures

Disclosure Controls and Procedures

Our management has evaluated, with the participation of our chief executive officer and chief financial officer, the effectiveness of our disclosure controls and procedures, as such term is defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act, as of December 31, 2015. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives. Based upon our evaluation, our chief executive officer and chief financial officer concluded that our disclosure controls and procedures were effective as of December 31, 2015. Our disclosure controls and procedures are designed to ensure that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the Commission’s rules and forms. Our disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our chief executive officer and chief financial officer, as appropriate to allow timely decisions regarding required disclosure.

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

Our management has performed an assessment of the effectiveness of our internal control over financial reporting as of December 31, 2015, utilizing the criteria discussed in the Internal Control—Integrated Framework 2013 issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, we concluded that our internal control over financial reporting was effective as of December 31, 2015.

Samil PricewaterhouseCoopers, an independent registered public accounting firm, which also audited our consolidated financial statements as of, and for the year ended December 31, 2015, as stated in their report which is included herein, has issued an attestation report on the effectiveness of our internal control over financial reporting.

Attestation Report of the Registered Public Accounting Firm

The attestation report of our independent registered public accounting firm on the effectiveness of our internal control over financial reporting is furnished in Item 18 of this Form 20-F.

Changes in Internal Control Over Financial Reporting

There has been no change in our internal control over financial reporting during 2015 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Item 16.  [Reserved]

Item 16A.  Audit Committee Financial Expert

Our Audit Committee is comprised of Jong-Gu Kim, Sang Kyun Cha, Dae-Geun Park and Dong-Wook Chung. The board of directors has determined that Dae-Geun Park is the audit committee financial expert. Dae-Geun Park is independent as such term is defined in Section 303A.02 of the NYSE Listed Company Manual, Rule 10A-3 under the Exchange Act and the Korea Stock Exchange listing standards.

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

Item 16C.  Principal Accountant Fees and Services

Audit and Non-Audit Fees

The following table sets forth the fees billed to us by Samil PricewaterhouseCoopers, our independent registered public accounting firm, during the fiscal year ended December 31, 2014 and 2015. Such fees exclude the fees billed for work associated with our foreign subsidiaries which Samil PricewaterhouseCoopers did not provide services and with our former subsidiaries.

	Year Ended December 31,
	2014		2015
	(In millions)
Audit fees (1)	￦	3,455	￦	3,025
Audit-related fees		—		—
Tax fees (2)		479		179
All other fees (3)		—		1

Total fees	￦	3,934	￦	3,204

(1)	Audit fees consist of fees for the annual audit and quarterly review services engagement and the comfort letters.

(2)	Tax fees consist of fee for tax services which are mainly the preparation or non-recurring tax compliance review of original or amended tax returns.

(3)	All other fees consist of fees billed for Samil PricewaterhouseCoopers’ services to provide confirmation of our debt ratios as part of our application for the Government’s preliminary approval for Internet-only bank business.

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

Item 16E.  Purchases of Equity Securities by the Issuer and Affiliated Purchasers

The following table sets forth the repurchases of common shares by us or any affiliated purchasers during the fiscal year ended December 31, 2015:

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

Nominating/Corporate Governance Committee

Listed companies must have a nominating/corporate governance committee composed entirely of independent directors.	We have not established a nominating/corporate governance committee composed entirely of independent directors. However, we maintain an Outside Director Candidate Nominating Committee composed of all of our outside directors and one standing director. We also maintain a Corporate Governance Committee comprised of four outside directors and one standing director. The committee is responsible for the review of matters with respect to our Corporate Governance Guidelines and our performance under such guidelines to monitor effectiveness of our corporate governance.

NYSE Corporate Governance Standards	KT Corporation’s Corporate Governance Practice
Compensation Committee

Listed companies must have a compensation committee composed entirely of independent directors.	We maintain an Evaluation and Compensation Committee composed of four outside directors.

Executive Session

Non-management directors must meet in regularly scheduled executive sessions without management.	Our outside directors hold meetings solely attended by outside directors in accordance with the charter of our board of directors.

Audit Committee

Listed companies must have an audit committee that is composed of more than three directors and satisfy the requirements of Rule 10A-3 under the Exchange Act.	We maintain an Audit Committee comprised of four outside directors who meet the applicable independence criteria set forth under Rule 10A-3 under the Exchange Act.

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

Item 16H.  Mine Safety Disclosure

Not applicable.

PART III

Item 17.  Financial Statements

Not applicable.

Item 18.  Financial Statements

AUDITED CONSOLIDATED ANNUAL FINANCIAL STATEMENTS OF KT CORPORATION

Item 19. Exhibits

1	Articles of Incorporation of KT Corporation (English translation)

2.1*	Deposit Agreement dated as of May 25, 1999 entered into among KT Corporation, Citibank, N.A., as depositary, and all Holders and Beneficial Owners of American Depositary Shares evidenced by the American Depositary Receipts issued thereunder, including the form of American depositary receipt (incorporated herein by reference to Exhibit (a)(i) of the Registrant’s Registration Statement (Registration No. 333-13578) on Form F-6)

2.2*	Form of Amendment No. 1 Deposit Agreement dated as of May 25, 1999 entered into among KT Corporation, Citibank, N.A., as depositary, and all Holders and Beneficial Owners of American Depositary Shares evidenced by the American Depositary Receipts issued thereunder, including the form of American depositary receipt (incorporated herein by reference to Exhibit (a)(ii) of the Registrant’s Registration Statement (Registration No. 333-13578) on Form F-6)

2.3*	Letter from Citibank, N.A., as depositary, to the Registrant relating to the pre-release of the American depositary receipts (incorporated herein by reference to the Registrant’s Registration Statement (Registration No. 333-10330) on Form F-6)

2.4*	Letter from Citibank, N.A., as depositary, to the Registrant relating to the establishment of a direct registration system for ADSs and the issuance of uncertified ADSs as part of the direct registration system. (incorporated herein by reference to Exhibit 2.4 of the Registrant’s Annual Report on Form 20-F filed on June 30, 2008)

8.1	List of subsidiaries of KT Corporation

12.1	Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2	Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1	Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1	The Framework Act on Telecommunications (English translation)

15.2*	Enforcement Decree of the Framework Act on Telecommunications (English translation) (incorporated herein by reference to Exhibit 15.2 of the Registrant’s Annual Report on Form 20-F filed on April 29, 2015)

15.3	The Telecommunications Business Act (English translation)

15.4	Enforcement Decree of the Telecommunications Business Act (English translation)

* Filed previously.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

KT CORPORATION
(Registrant)

/s/ CHANG-GYU HWANG
Name: Chang-Gyu Hwang
Title: Chief Executive Officer

Date: April 29, 2016

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of KT Corporation

In our opinion, the accompanying consolidated statements of financial position and the related consolidated statements of operations, of comprehensive income (loss), of changes in shareholders’ equity and of cash flows present fairly, in all material respects, the financial position of KT Corporation and its subsidiaries at December 31, 2015 and 2014, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2015, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2015, based on criteria established in Internal Control-Integrated Framework 2013 issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the Management’s Annual Report on Internal Control over Financial Reporting in Item 15 of Form 20-F. Our responsibility is to express opinions on these financial statements and on the Company’s internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

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

/s/ Samil PricewaterhouseCoopers

Seoul Korea

April 29, 2016

KT Corporation and Subsidiaries

Consolidated Statements of Financial Position

December 31, 2014 and 2015

						(in thousands of US dollars)
(in millions of Korean won)	Notes	2014		2015		2015
						(Unaudited) (Note 2)
Assets
Current assets
Cash and cash equivalents	4, 5	￦	1,888,663	￦	2,559,464	$2,183,843
Trade and other receivables, net	4, 6		4,811,050		4,847,893	4,136,427
Short-term loans, net	4, 7		710,368		—	—
Current finance lease receivables, net	4, 21		258,982		5,739	4,897
Other financial assets	4, 8		332,708		292,943	249,951
Current income tax assets			3,566		3,881	3,311
Inventories, net	9		418,883		616,911	526,375
Other current assets	10		349,615		316,904	270,396

Total current assets			8,773,835		8,643,735	7,375,200

Non-current assets
Trade and other receivables, net	4, 6		848,863		679,751	579,992
Long-term loans, net	4, 7		584,914		15,877	13,547
Non-current finance lease receivables, net	4, 21		325,431		8,519	7,269
Other financial assets	4, 8		704,760		658,323	561,709
Property and equipment, net	11		16,468,196		14,478,914	12,354,022
Investment property, net	12		1,059,630		1,102,070	940,334
Intangible assets, net	13		3,544,033		2,599,751	2,218,218
Investments in joint ventures and associates	14		338,780		270,029	230,400
Deferred income tax assets	29		1,078,792		845,397	721,328
Other non-current assets	10		72,041		102,359	87,337

Total non-current assets			25,025,440		20,760,990	17,714,156

Total assets		￦	33,799,275	￦	29,404,725	$25,089,356

The accompanying notes are an integral part of these consolidated financial statements.

KT Corporation and Subsidiaries

Consolidated Statements of Financial Position (continued)

December 31, 2014 and 2015

						(in thousands of US dollars)
(in millions of Korean won)	Notes	2014		2015		2015
						(Unaudited) (Note 2)
Liabilities and Equity
Current liabilities
Trade and other payables	4, 15	￦	6,408,111	￦	6,273,852	$5,353,116
Current finance lease liabilities, net	4		20,155		61,175	52,197
Borrowings	4, 16		2,955,644		1,726,098	1,472,780
Other financial liabilities	4, 8		23,717		43,645	37,240
Current income tax liabilities			45,799		81,114	69,210
Provisions	17		111,439		103,907	88,658
Deferred revenue			143,530		98,427	83,982
Other current liabilities	10		278,752		311,170	265,503

Total current liabilities			9,987,147		8,699,388	7,422,686

Non-current liabilities
Trade and other payables	4, 15		909,192		573,951	489,719
Non-current finance lease liabilities, net	4		34,852		95,022	81,077
Borrowings	4, 16		9,859,741		6,908,799	5,894,880
Other financial liabilities	4, 8		190,525		103,683	88,467
Defined benefit liabilities, net	18		593,838		524,083	447,170
Provisions	17		106,430		91,365	77,956
Deferred revenue			147,439		95,916	81,840
Deferred income tax liabilities	29		143,964		129,650	110,623
Other non-current liabilities	10		38,590		26,737	22,813

Total non-current liabilities			12,024,571		8,549,206	7,294,545

Total liabilities			22,011,718		17,248,594	14,717,231

Equity attributable to owners of the Parent Company
Capital stock	22		1,564,499		1,564,499	1,334,897
Share premium			1,440,258		1,440,258	1,228,889
Retained earnings	23		8,568,399		9,049,971	7,721,818
Accumulated other comprehensive income	24		25,790		13,870	11,834
Other components of equity	24		(1,260,709)		(1,232,863)	(1,051,931)

			10,338,237		10,835,735	9,245,507

Non-controlling interest			1,449,320		1,320,396	1,126,618

Total equity			11,787,557		12,156,131	10,372,125

Total liabilities and equity		￦	33,799,275	￦	29,404,725	$25,089,356

The accompanying notes are an integral part of these consolidated financial statements.

KT Corporation and Subsidiaries

Consolidated Statements of Operations

Years ended December 31, 2013, 2014 and 2015

(in millions of Korean won, except per share amounts)								(in thousands of US dollars)
	Notes	2013		2014		2015		2015
								(Unaudited) (Note 2)
Continuing Operations
Operating revenue	26	￦	23,146,020	￦	22,612,713	￦	22,699,856	$19,368,477

Revenue			22,818,217		22,359,280		22,211,673	18,951,939
Others			327,803		253,433		488,183	416,538
Operating expenses	27		22,911,435		23,391,553		21,622,788	18,449,478

Operating profit			234,585		(778,840)		1,077,068	918,999
Finance income	28		277,969		253,089		272,860	232,816
Finance costs	28		(633,458)		(792,200)		(645,331)	(550,624)
Income from joint ventures and associates	14		6,989		18,697		6,144	5,242

Profit (loss) from continuing operations before income tax (benefit)			(113,915)		(1,299,254)		710,741	606,433
Income tax expense(benefit)	29		11,892		(271,441)		227,131	193,798

Profit (loss) for the year from the continuing operations			(125,807)		(1,027,813)		483,610	412,635

Discontinued Operations
Profit from discontinued operations	39		38,062		86,400		141,075	120,372

Profit (loss) for the year		￦	(87,745)	￦	(941,413)	￦	624,685	$533,007

Profit (loss) for the year attributable to:
Equity holders of the Parent Company		￦	(189,931)	￦	(1,030,240)	￦	546,361	$466,178
Profit (loss) from continuing operations			(215,843)		(1,094,177)		404,045	344,748
Profit from discontinued operations			25,912		63,937		142,316	121,430
Non-controlling interest		￦	102,186	￦	88,827	￦	78,324	$66,829
Profit from continuing operations			90,036		66,364		79,565	67,888
Profit (loss) from discontinued operations			12,150		22,463		(1,241)	(1,059)
Earnings (loss) per share attributable to the equity holders of the Parent Company during the year (in won):
Basic earnings (loss) per share	30	￦	(779)	￦	(4,215)	￦	2,231	$2
From continuing operations			(885)		(4,477)		1,650	1
From discontinued operations			106		262		581	1
Diluted earnings (loss) per share	30	￦	(782)	￦	(4,215)	￦	2,231	$2
From continuing operations			(888)		(4,477)		1,650	1
From discontinued operations			106		262		581	1

The accompanying notes are an integral part of these consolidated financial statements.

KT Corporation and Subsidiaries

Consolidated Statements of Comprehensive Income (Loss)

Years ended December 31, 2013, 2014 and 2015

(in millions of Korean won)								(in thousands of US dollars)
	Notes	2013		2014		2015		2015
								(Unaudited) (Note 2)
Profit (loss) for the year		￦	(87,745)	￦	(941,413)	￦	624,685	$533,007
Other comprehensive income (loss)
Items that will not be reclassified to profit or loss:
Remeasurements of the net defined benefit liability	18		56,583		(236,637)		(37,872)	(32,314)
Shares of remeasurement loss from joint ventures and associates			(455)		(394)		(2,407)	(2,054)
Items that may be subsequently reclassified to profit or loss:
Changes in value of available-for-sale financial assets	4, 8		49,778		39,336		47,381	40,427
Other comprehensive income (loss) from available-for sale financial assets reclassified to income (loss)			6,554		(17,173)		(83,397)	(71,158)
Net gains (losses) on cashflow hedges	4, 8		(72,303)		16,990		111,914	95,490
Other comprehensive income (loss) from cashflow hedges reclassified to income (loss)			67,607		(44,795)		(97,962)	(83,585)
Shares of other comprehensive income (loss) from joint ventures and associates			2,896		3,902		(1,608)	(1,372)
Currency translation differences			(2,053)		3,526		(4,884)	(4,167)

Other comprehensive income (loss) after income tax for the year			108,607		(235,245)		(68,835)	(58,733)

Total comprehensive income (loss) for the year		￦	20,862	￦	(1,176,658)	￦	555,850	$474,274

Comprehensive income (loss) for the year attributable to:
Equity holders of the Parent Company			(109,539)		(1,252,456)		495,139	422,474
Non-controlling interest			130,401		75,798		60,711	51,800

The accompanying notes are an integral part of these consolidated financial statements.

KT Corporation and Subsidiaries

Consolidated Statements of Changes in Shareholders’ Equity

Years ended December 31, 2013, 2014 and 2015

		Attributable to equity holders of the Parent Company
(in millions of Korean won)	Notes	Capital stock		Share premium		Retained earnings		Accumulated Other Comprehensive income (loss)		Other Components of equity		Total		Non-controlling interest		Total equity
Balance at January 1, 2013		￦	1,564,499	￦	1,440,258	￦	10,646,383	￦	1,325	￦	(1,343,286)	￦	12,309,179	￦	908,796	￦	13,217,975
Comprehensive income
Profit (loss) for the year			—		—		(189,931)		—		—		(189,931)		102,186		(87,745)
Changes in value of available-for-sale financial assets	4, 8		—		—		—		32,098		—		32,098		24,234		56,332
Remeasurements of the net defined benefit liability	18		—		—		57,641		—		—		57,641		(1,058)		56,583
Valuation gains (losses) on cashflow hedge	4, 8		—		—		—		(4,711)		—		(4,711)		15		(4,696)
Shares of other comprehensive income of joint ventures and associates			—		—		—		2,570		—		2,570		326		2,896
Shares of gain on remeasurements of joint ventures and associates			—		—		(463)		—		—		(463)		7		(456)
Currency translation differences			—		—		—		(6,744)		—		(6,744)		4,691		(2,053)
Transactions with equity holders
Dividends paid by the Parent Company			—		—		(487,445)		—		—		(487,445)		—		(487,445)
Dividends paid by subsidiaries			—		—		—		—		—		—		(23,830)		(23,830)
Appropriations of retained earning related to disposal of treasury stock			—		—		(6,796)		—		6,796		—		—		—
Changes in consolidation scope			—		—		—		—		—		—		9,452		9,452
Changes in ownership interest in subsidiaries			—		—		—		—		14,150		14,150		85,971		100,121
Others			—		—		—		—		1,397		1,397		(1,115)		282

Balance at December 31, 2013		￦	1,564,499	￦	1,440,258	￦	10,019,389	￦	24,538	￦	(1,320,943)	￦	11,727,741	￦	1,109,675	￦	12,837,416

The accompanying notes are an integral part of these consolidated financial statements.

KT Corporation and Subsidiaries

Consolidated Statements of Changes in Shareholders’ Equity (Continued)

Years ended December 31, 2013, 2014 and 2015

		Attributable to equity holders of the Parent Company
(in millions of Korean won)	Notes	Capital stock		Share premium		Retained earnings		Accumulated Other Comprehensive income (loss)		Other Components of equity		Total		Non-controlling interest		Total equity
Balance at January 1, 2014		￦	1,564,499	￦	1,440,258	￦	10,019,389	￦	24,538	￦	(1,320,943)	￦	11,727,741	￦	1,109,675	￦	12,837,416
Comprehensive income
Profit (loss) for the year			—		—		(1,030,240)		—		—		(1,030,240)		88,827		(941,413)
Changes in value of available-for-sale financial assets	4,8		—		—		—		20,889		—		20,889		1,274		22,163
Remeasurements of the net defined benefit liability	18		—		—		(223,157)		—		—		(223,157)		(13,480)		(236,637)
Valuation gains (losses) on cashflow hedge	4,8		—		—		—		(27,821)		—		(27,821)		16		(27,805)
Shares of other comprehensive income of joint ventures and associates			—		—		—		3,726		—		3,726		176		3,902
Shares of gain on remeasurements of joint ventures and associates			—		—		(311)		—		—		(311)		(83)		(394)
Currency translation differences			—		—		—		4,458		—		4,458		(932)		3,526
Transactions with equity holders
Dividends paid by the Parent Company			—		—		(195,112)		—		—		(195,112)		—		(195,112)
Dividends paid by subsidiaries			—		—		—		—		—		—		(27,683)		(27,683)
Appropriations of retained earning related to disposal of treasury stock			—		—		(2,170)		—		2,170		—		—		—
Changes in consolidation scope			—		—		—		—		—		—		198,260		198,260
Changes in ownership interest in subsidiaries			—		—		—		—		26,601		26,601		(6,372)		20,229
Disposal of treasury stock			—		—		—		—		34,148		34,148		—		34,148
New shares of subsidiary issued to Non-controlling interest			—		—		—		—		—		—		99,033		99,033
Others			—		—		—		—		(2,685)		(2,685)		609		(2,076)

Balance at December 31, 2014		￦	1,564,499	￦	1,440,258	￦	8,568,399	￦	25,790	￦	(1,260,709)	￦	10,338,237	￦	1,449,320	￦	11,787,557

The accompanying notes are an integral part of these consolidated financial statements.

KT Corporation and Subsidiaries

Consolidated Statements of Changes in Shareholders’ Equity (Continued)

Years ended December 31, 2013, 2014 and 2015

		Attributable to equity holders of the Parent Company
(in millions of Korean won)	Notes	Capital stock		Share premium		Retained earnings		Accumulated Other Comprehensive income (loss)		Other Components of equity		Total		Non-controlling interest		Total equity
Balance at January 1, 2015		￦	1,564,499	￦	1,440,258	￦	8,568,399	￦	25,790	￦	(1,260,709)	￦	10,338,237	￦	1,449,320	￦	11,787,557
Comprehensive income
Profit for the year			—		—		546,361		—		—		546,361		78,324		624,685
Changes in value of available-for-sale financial assets	4, 8		—		—		—		(24,310)		—		(24,310)		(11,706)		(36,016)
Remeasurements of the net defined benefit liability	18		—		—		(37,914)		—		—		(37,914)		42		(37,872)
Valuation gains on cashflow hedge	4, 8		—		—		—		13,924		—		13,924		28		13,952
Shares of other comprehensive income of joint ventures and associates			—		—		—		(1,357)		—		(1,357)		(251)		(1,608)
Shares of gain on remeasurements of joint ventures and associates			—		—		(2,109)		—		—		(2,109)		(298)		(2,407)
Currency translation differences			—		—		—		(177)		—		(177)		(4,707)		(4,884)
Transactions with equity holders
Dividends paid by subsidiaries			—		—		—		—		—		—		(41,575)		(41,575)
Appropriations of retained earning related to disposal of treasury stock			—		—		(24,766)		—		24,766		—		—		—
Changes in consolidation scope			—		—		—		—		—		—		(154,188)		(154,188)
Changes in ownership interest in subsidiaries			—		—		—		—		(2,968)		(2,968)		2,699		(269)
Others			—		—		—		—		6,048		6,048		2,708		8,756

Balance at December 31, 2015		￦	1,564,499	￦	1,440,258	￦	9,049,971	￦	13,870	￦	(1,232,863)	￦	10,835,735	￦	1,320,396	￦	12,156,131

The accompanying notes are an integral part of these consolidated financial statements.

KT Corporation and Subsidiaries

Consolidated Statements of Changes in Shareholders’ Equity (Continued)

Years ended December 31, 2013, 2014 and 2015

		Attributable to equity holders of the Parent Company
(in thousands of US dollars) (Unaudited), (Note 2)	Notes	Capital stock	Share premium	Retained earnings	Accumulated Other Comprehensive income (loss)	Other Components of equity	Total	Non-controlling interest	Total equity
Balance at January 1, 2015		$1,334,897	$1,228,889	$7,310,921	$22,005	$(1,075,690)	$8,821,022	$1,236,621	$10,057,643
Comprehensive income
Profit (loss) for the year		—	—	466,178	—	—	466,178	66,829	533,007
Changes in value of available-for-sale financial assets	4, 8	—	—	—	(20,743)	—	(20,743)	(9,988)	(30,731)
Remeasurements of the net defined benefit liability	18	—	—	(32,350)	—	—	(32,350)	36	(32,314)
Valuation gains (losses) on cashflow hedge	4, 8	—	—	—	11,881	—	11,881	24	11,905
Shares of other comprehensive income of joint ventures and associates		—	—	—	(1,158)	—	(1,158)	(214)	(1,372)
Shares of gain on remeasurements of joint ventures and associates		—	—	(1,800)	—	—	(1,800)	(254)	(2,054)
Currency translation differences		—	—	—	(151)	—	(151)	(4,016)	(4,167)
Transactions with equity holders
Dividends paid by subsidiaries		—	—	—	—	—	—	(35,474)	(35,474)
Appropriations of retained earning related to disposal of treasury stock		—	—	(21,131)	—	21,131	—	—	—
Changes in consolidation scope		—	—	—	—	—	—	(131,560)	(131,560)
Changes in ownership interest in subsidiaries		—	—	—	—	(2,532)	(2,532)	2,303	(229)
Others		—	—	—	—	5,160	5,160	2,311	7,471

Balance at December 31, 2015		$1,334,897	$1,228,889	$7,721,818	$11,834	$(1,051,931)	$9,245,507	$1,126,618	$10,372,125

The accompanying notes are an integral part of these consolidated financial statements.

KT Corporation and Subsidiaries

Consolidated Statements of Cash Flows

Years ended December 31, 2013, 2014 and 2015

								(in thousands of US dollars)
(in millions of Korean won)	Notes	2013		2014		2015		2015
								(Unaudited) (Note 2)
Cash flows from operating activities
Cash generated from operations	32	￦	4,677,260	￦	2,379,311	￦	4,579,260	$3,907,218
Interest paid			(546,802)		(604,012)		(436,363)	(372,323)
Interest received			194,065		192,563		128,422	109,575
Dividends received			24,641		32,106		35,768	30,519
Income tax paid			(238,091)		(83,555)		(77,122)	(65,804)

Net cash inflow from operating activities			4,111,073		1,916,413		4,229,965	3,609,185

Cash flows from investing activities
Collection of loans			70,451		37,589		38,856	33,154
Grant of loans			(31,279)		(82,258)		(79,136)	(67,522)
Disposal of derivatives			—		—		176,681	150,752
Disposal of available-for-sale financial assets			78,811		77,365		243,125	207,445
Acquisition of available-for-sale financial assets			(127,052)		(78,095)		(99,111)	(84,566)
Disposal of investments in jointly controlled entities and associates			22,455		22,251		42,946	36,643
Acquisition of investments in jointly controlled entities and associates			(16,338)		(18,396)		(12,238)	(10,442)
Disposal of current and non-current financial instruments			319,465		630,216		363,260	309,949
Acquisition of current and non-current financial instruments			(588,893)		(427,585)		(341,373)	(291,274)
Disposal of property, equipment and investment property			100,469		77,644		28,303	24,149
Acquisition of property and equipment, investment property			(3,088,185)		(2,852,869)		(3,115,728)	(2,658,471)
Disposal of intangible assets			18,336		9,438		25,841	22,049
Acquisition of intangible assets			(549,967)		(578,377)		(399,377)	(340,765)
Increase in cash due to exclusion from consolidation scope			7,498		6,228		741,834	632,964
Cash inflow (outflow) from changes in scope of consolidation			1,646		5,891		(15,751)	(13,439)

Net cash outflow from investing activities			(3,782,583)		(3,170,958)		(2,401,868)	(2,049,374)

Cash flows from financing activities
Proceeds from borrowings and bonds			6,199,601		10,037,067		5,675,302	4,842,408
Repayments of borrowings and bonds			(5,956,340)		(8,757,284)		(6,648,177)	(5,672,506)
Settlement of derivative assets and liabilities, net			(67,413)		(66,484)		(3,371)	(2,876)
Disposal of treasury stock			—		34,053		—	—
Cash inflow from capital transactions with Non-controlling interest			34,581		99,211		—	—
Cash outflow from capital transactions with Non-controlling interest			(4,107)		—		—	—
Dividends paid to shareholders			(511,275)		(222,773)		(41,575)	(35,474)
Decrease in finance leases liabilities			(6,841)		(52,099)		(146,175)	(124,723)

Net cash inflow (outflow) financing activities			(311,794)		1,071,691		(1,163,996)	(993,171)

Effect of exchange rate change on cash and cash equivalents			(3,440)		648		6,700	5,716

Net increase (decrease) in cash and cash equivalents			13,256		(182,206)		670,801	572,356
Cash and cash equivalents
Beginning of the year	5		2,057,613		2,070,869		1,888,663	1,611,487

End of the year	5	￦	2,070,869	￦	1,888,663	￦	2,559,464	$2,183,843

The accompanying notes are an integral part of these consolidated financial statements.

KT Corporation and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2013, 2014 and 2015

1.    General Information

The consolidated financial statements include the accounts of KT Corporation, which is the controlling company as defined under IFRS 10, Consolidated Financial Statements, and its 54 controlled subsidiaries as described in Note 1.2 (collectively referred to as the “Group”).

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

On December 23, 1998, the Controlling Company’s shares were listed on the Korea Exchange.

On May 29, 1999, the Controlling Company issued 24,282,195 additional shares and issued American Depository Shares (ADS), representing new shares and government-owned shares, at the New York Stock Exchange. On July 2, 2001, the additional ADS representing 55,502,161 government-owned shares were issued at the New York Stock Exchange.

In 2002, the Controlling Company acquired the entire government-owned shares in accordance with the Korean government’s privatization plan. As of the end of the reporting period, the Korean government does not own any share in the Controlling Company.

Consolidated Subsidiaries

The consolidated subsidiaries as of December 31, 2014 and 2015, are as follows:

(In millions of Korean won)			Controlling percentage ownership [1] (%)		Financial year end
Subsidiary	Type of Business	Location	2014	2015
KT Powertel Co., Ltd. [2]	Trunk radio system business	Korea	44.8%	44.8%	December 31
KT Linkus Co. ,Ltd.	Public telephone maintenance	Korea	93.8%	91.4%	December 31
KT Submarine Co., Ltd. [2]	Submarine cable construction and maintenance	Korea	36.9%	36.9%	December 31
KT Telecop Co., Ltd.	Security service	Korea	86.8%	86.8%	December 31
KT Hitel Co., Ltd.	Data communication	Korea	67.1%	67.1%	December 31
KT Service Nambu Co., Ltd	Opening services of fixed line	Korea	—	67.3%	December 31
KT Service Bukbu Co., Ltd	Opening services of fixed line	Korea	—	77.3%	December 31
KT Commerce Inc.	B2C, B2B service	Korea	100.0%	100.0%	December 31
KT New Business Fund No.1	Investment fund	Korea	100.0%	100.0%	December 31
KTC Media Contents Fund 2	New technology investment fund	Korea	71.4%	71.4%	December 31
KT Strategic Investment Fund No.1	Investment fund	Korea	100.0%	100.0%	December 31

KT Corporation and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2013, 2014 and 2015

(In millions of Korean won)			Controlling percentage ownership [1] (%)		Financial year end
Subsidiary	Type of Business	Location	2014	2015
KT Strategic Investment Fund No.2	Investment fund	Korea	100.0%	100.0%	December 31
BC Card Co., Ltd.	Credit card business	Korea	69.5%	69.5%	December 31
VP Inc.	Payment security service for credit card, others	Korea	50.9%	50.9%	December 31
H&C Network	Call centre for financial sectors	Korea	100.0%	100.0%	December 31
BC Card China Co., Ltd.	Research and development of calculation system and software	China	100.0%	100.0%	December 31
INITECH Co., Ltd.	Internet banking ASP and security solutions	Korea	57.0%	57.0%	December 31
Smartro Co., Ltd.	VAN (Value Added Network) business	Korea	81.1%	81.1%	December 31
KTDS Co., Ltd.	System integration and maintenance	Korea	95.3%	95.3%	December 31
KT M Hows Co., Ltd.	Mobile marketing	Korea	51.0%	65.0%	December 31
KT M&S Co., Ltd.	PCS distribution	Korea	100.0%	100.0%	December 31
KT Music Corporation [4]	Online music production and distribution	Korea	49.9%	49.9%	December 31
KT Skylife Co., Ltd. [2]	Satellite broadcasting business	Korea	49.9%	49.9%	December 31
Skylife TV Co., Ltd.	TV contents provider	Korea	92.6%	92.6%	December 31
KT Estate Inc.	Residential building development and supply	Korea	100.0%	100.0%	December 31
KT AMC Co., Ltd.	Asset management and consulting services	Korea	100.0%	100.0%	December 31
NEXR Co., Ltd.	Cloud system implementation	Korea	100.0%	100.0%	December 31
KTSB Data service	Data centre development and related service	Korea	51.0%	51.0%	December 31
KT Innoedu Co., Ltd.	E-learning business	Korea	48.4%	95.6%	December 31
KT Sat Co., Ltd.	Satellite communication business	Korea	100.0%	100.0%	December 31
Nasmedia, Inc. [3]	Online advertisement	Korea	45.4%	45.4%	December 31
KT Sports	Management of sports group	Korea	100.0%	100.0%	December 31
KT Music Contents Fund No.1	Music contents investment business	Korea	80.0%	80.0%	December 31
KT-Michigan Global Content Fund	Content investment business	Korea	81.3%	81.3%	December 31
Autopion Co., Ltd.	Service for information and communication	Korea	100.0%	100.0%	December 31
K-Realty Rental Housing REIT 1	Investment in real estate	Korea	100.0%	100.0%	December 31
KTCS Corporation [2]	Database and online information provider	Korea	30.3%	30.9%	December 31
KTIS Corporation [2]	Database and online information provider	Korea	29.3%	30.0%	December 31
KT M mobile	Special category telecommunications operator and sales of communication device	Korea	—	100.0%	December 31
KT Investment Co., Ltd	Technology business finance	Korea	—	100.0%	December 31
Olleh Rwanda Networks Ltd.	Network installation and management	Rwanda	51.0%	51.0%	December 31
Africa Olleh Services Ltd.	System integration and maintenance	Rwanda	51.0%	51.0%	December 31
KT Belgium	Foreign investment business	Belgium	100.0%	100.0%	December 31
KT ORS Belgium	Foreign investment business	Belgium	100.0%	100.0%	December 31
NgeneBio [4]	Medicine and Pharmacy development business	Korea	—	49.8%	December 31
Korea Telecom Japan Co., Ltd.	Foreign telecommunication business	Japan	100.0%	100.0%	December 31
KBTO sp.zo.o.,	Electronic communication business	Poland	60.0%	60.0%	December 31
Korea Telecom China Co., Ltd.	Foreign telecommunication business	China	100.0%	100.0%	December 31
KT Dutch B.V	Super iMax and East Telecom management	Netherlands	100.0%	100.0%	December 31
Super iMax LLC	Wireless high speed internet business	Uzbekistan	100.0%	100.0%	December 31

KT Corporation and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2013, 2014 and 2015

(In millions of Korean won)			Controlling percentage ownership[1] (%)		Financial year end
Subsidiary	Type of Business	Location	2014	2015
East Telecom LLC	Fixed line telecommunication business	Uzbekistan	91.0%	91.0%	December 31
Korea Telecom America, Inc.	Foreign telecommunication business	USA	100.0%	100.0%	December 31
PT. KT Indonesia	Foreign telecommunication business	Indonesia	99.0%	99.0%	December 31
PT. BCCard Asia Pacific	Credit finance and New technology investment business	Indonesia	—	99.9%	December 31

1	Sum of the ownership interests owned by the Controlling Company and subsidiaries.

2

Even though the Controlling Company has less than 50% ownership in these subsidiaries, these entities are consolidated as the Controlling Company can exercise the majority voting rights in its decision-making process at all times considering historical voting pattern at the shareholders’ meetings.

3	Even though the Controlling Company has less than 50% ownership in these subsidiaries, this entity is consolidated as the Controlling Company holds the majority of voting right based on an agreement with other investors.

4	Even though the Controlling Company has less than 50% ownership in these subsidiaries, these entities are consolidated as the Controlling Company holds the majority of voting right based on the share purchase agreement with other investors.

Changes in scope of consolidation in 2015 are as follows:

Changes	Location	Subsidiaries	Reason
Included	Korea	KT M mobile	Newly established
	Korea	KT Investment Co., Ltd	Newly established
	Korea	KT Service Nambu Co., Ltd	Additional Acquisition of ownership interest
	Korea	KT Service Bukbu Co., Ltd	Additional Acquisition of ownership interest
	Korea	NgeneBio	Newly Established
	Indonesia	PT. BCCard Asia Pacific	Newly Established
Excluded	Korea	KT Media Hub Co. Ltd.	Merged
	Korea	Incheon U-city Co., Ltd.	Disposal of ownership interest
	Korea	KT Rental	Disposal of ownership interest
	Korea	KT Auto Lease Corporation	Disposal of ownership interest
	Korea	KT Rental Auto Care Corporation	Disposal of ownership interest
	Korea	GREEN CAR Co., Ltd.	Disposal of ownership interest
	Korea	Enswers Inc.	Disposal of ownership interest
	Korea	Sofnics, Inc.	Liquidated
	Korea	Best Partners Co., Ltd.	Liquidated
	Korea	T-ON Telecom	Liquidated
	Korea	KT Capital Co., Ltd.	Disposal of ownership interest
	Korea	Gyeonggi-KT Green Growth Fund	Disposal of ownership interest
	Korea	Consus Changwon Private Estate Investment Trust	Disposal of ownership interest
	Korea	Ustream Korea Inc.	Liquidated
	Korea	Centios Co., Ltd.	Liquidated
	Vietnam	Kumho Rent-a-car(Vietnam) Co., Ltd.	Disposal of ownership interest
	Philippines	Centios Philippines, Inc.	Disposal of ownership interest

KT Corporation and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2013, 2014 and 2015

A summary of financial data of the major consolidated subsidiaries as of and for the years ended December 31, 2013, 2014 and 2015, follows:

	2013
(in millions of Korean won)	Total assets		Total liabilities		Operating revenues		Net income (loss) [3]
KT Powertel Co., Ltd.	￦	167,131	￦	44,012	￦	112,905	￦	5,453
KT ENGCORE Co., Ltd		291,636		225,285		587,438		11,133
KT Linkus Co., Ltd.		70,562		62,993		103,003		1,920
KT Submarine Co., Ltd.		115,781		27,449		83,006		6,146
KT Telecop Co., Ltd.		192,126		138,357		239,166		3,840
KT Hitel Co., Ltd. [1]		293,665		102,644		582,925		3,551
KT Capital Co., Ltd. [1]		5,462,028		4,759,100		3,317,337		129,354
H&C Network [1]		257,390		110,126		225,402		18,870
Sidus FNH Corporation		9,481		2,549		5,729		(387)
Nasmedia, Inc.		97,140		40,943		24,769		5,615
Sofnics, Inc.		1,431		267		881		(178)
KTDS Co., Ltd.		189,983		125,172		574,792		18,245
KT M Hows Co., Ltd.		25,845		14,341		48,047		1,739
KT M&S Co., Ltd.		281,011		223,089		884,125		22,614
KT Music Corporation [1]		82,997		48,289		51,350		(5,088)
KT Skylife Co., Ltd. [1]		684,651		283,068		630,469		72,724
KT Estate Inc. [1]		1,434,685		109,634		253,367		22,692
NEXR Co., Ltd.		2,814		4,451		4,540		(1,965)
KTSB Dataservice		28,001		321		1,447		(4,802)
KT Cloudware Corporation		15,995		1,128		4,682		(2,913)
Centios Co., Ltd [1]		27,873		9,793		1,060		(5,097)
Enswers Inc. [1]		8,722		20,148		5,922		(4,990)
KT OIC Korea Co., Ltd.		3,626		512		2,039		(448)
Ustream Inc.		2,677		1,050		2,831		(2,363)
KT Innoedu Co., Ltd.		12,618		8,450		21,578		(1,020)
KT Rental [1]		2,188,271		1,896,259		886,959		32,400
KT Media Hub Co., Ltd.		184,702		81,578		304,713		21,146
KT Sat Co., Ltd.		492,965		35,237		169,463		56,859
Best Partners Co., Ltd.		882		116		265		(681)
T-ON Telecom [2]		3,347		2,298		1,152		(2,358)
KT Sports [2]		15,672		6,750		21,794		(970)
KT Music Contents Fund No.1 [2]		10,529		185		72		(157)
KT-Michigan Global Content Fund [2]		6,227		—		26		(173)
Autopion co., ltd. [2]		5,314		3,314		—		—
Korea Telecom Japan Co., Ltd.		17,752		14,204		22,154		30
Korea Telecom China Co., Ltd.		1,178		367		1,338		(1,108)
KT Dutch B.V. [1]		46,347		14,684		22,077		(4,131)
Korea Telecom America, Inc.		5,773		1,825		13,881		32
PT. KT Indonesia		30		—		—		1
olleh Rwanda Networks Ltd. [2]		226,776		217,132		—		(943)
KT Belgium [2]		38,033		—		—		(11)
KT ORS Belgium [2]		95		—		—		—

KT Corporation and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2013, 2014 and 2015

	2014
(in millions of Korean won)	Total assets		Total liabilities		Operating revenues		Net income (loss) [3]
KT Powertel Co., Ltd.	￦	157,330	￦	29,996	￦	105,250	￦	5,368
KT Linkus Co., Ltd.		70,718		64,043		106,642		1,076
KT Submarine Co., Ltd.		111,877		16,188		77,292		9,018
KT Telecop Co., Ltd.		305,988		161,188		258,692		(6,576)
KT Hitel Co., Ltd. [1]		226,994		31,429		494,455		12,205
KT Capital Co., Ltd. [1]		2,038,263		1,759,641		186,114		69,491
BC Card Co., Ltd. [1]		2,700,388		1,794,923		3,297,308		134,450
H&C Network [1]		223,896		69,537		217,256		8,506
Nasmedia, Inc.		97,502		34,933		29,865		7,956
Sofnics, Inc.		213		48		349		(1,029)
KTDS Co., Ltd [1].		92,676		58,486		354,094		(11,394)
KT M Hows Co., Ltd.		22,846		17,446		23,683		(5,626)
KT M&S Co., Ltd.		281,787		221,227		885,456		6,391
KT Music Corporation		83,386		27,069		86,449		3,240
KT Skylife Co., Ltd. [1]		683,009		246,326		656,430		55,162
KT Estate Inc. [1]		1,473,042		169,788		247,256		11,212
KTSB Dataservice		25,094		1,384		2,457		(3,960)
Centios Co., Ltd [1]		40,503		26,464		21,954		(4,012)
Enswers Inc.		7,260		23,244		4,644		(4,533)
Ustream Inc.		635		246		1,818		(1,313)
KT Innoedu Co., Ltd.		8,761		11,913		21,010		(7,291)
KT Rental [1]		2,656,385		2,317,650		1,074,569		51,388
KT Media Hub Co., Ltd.		172,621		76,995		335,451		14,054
KT Sat Co., Ltd.		480,689		45,540		139,865		30,016
Best Partners Co., Ltd.		113		100		346		(753)
T-ON Telecom		2,543		1,903		469		(1,802)
KT Sports		15,753		8,220		42,320		(1,305)
KT Music Contents Fund No. 1		10,573		304		230		(74)
KT-Michigan Global Content Fund		5,610		—		29		(617)
Autopion Co., Ltd.		5,791		3,194		9,892		662
KTCS Corporation 1,		303,574		155,603		234,852		4,704
KTIS Corporation		215,741		68,046		83,850		(539)
Korea Telecom Japan Co., Ltd.		16,551		21,279		34,717		(22,769)
Korea Telecom China Co., Ltd.		1,011		213		1,532		(25)
KT Dutch B.V. [1]		42,951		10,332		26,148		30
Korea Telecom America, Inc.		5,627		1,295		6,318		211
PT. KT Indonesia		32		—		—		1
Olleh Rwanda Networks Ltd.		201,130		105,095		3,809		(18,984)
KT Belgium		72,405		14		—		(192)
KT ORS Belgium		1,932		6		—		(82)
KBTO sp.zo.o.,		3		33		—		(32)
Africa Olleh Services Ltd.		9,870		255		4,773		(1,772)

KT Corporation and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2013, 2014 and 2015

	2015
(In millions of Korean won)	Total assets		Total liabilities		Operating revenues		Net income (loss) [3]
KT Powertel Co., Ltd.	￦	113,515	￦	21,182	￦	104,527	￦	(32,417)
KT Linkus Co., Ltd.		77,141		65,745		116,095		3,449
KT Submarine Co., Ltd.		160,314		63,518		67,268		4,145
KT Telecop Co., Ltd.		269,191		134,966		302,844		(7,593)
KT Hitel Co., Ltd.		235,757		33,938		162,155		7,258
KT Service Bukbu Co., Ltd [2]		31,879		22,627		89,498		(4,630)
KT Service Nambu Co., Ltd [2]		20,729		10,567		110,129		(5,055)
BC Card Co., Ltd. [1]		2,963,952		1,945,634		3,504,946		218,969
H&C Network [1]		248,189		70,635		241,008		19,513
Nasmedia, Inc.		141,733		72,202		45,630		9,916
KTDS Co., Ltd. [1]		162,518		116,654		423,015		12,836
KT M Hows Co., Ltd.		25,093		17,980		19,352		1,728
KT M&S Co., Ltd.		256,246		217,892		853,011		(18,776)
KT Music Corporation		90,518		30,704		90,005		3,446
KT Skylife Co., Ltd. [1]		711,294		217,850		668,521		72,987
KT Estate Inc. [1]		1,539,899		187,368		324,324		34,090
KTSB Data service		23,063		1,730		4,390		(2,444)
KT Innoedu Co., Ltd.		5,858		7,585		18,156		(4,288)
KT Sat Co., Ltd.		679,959		210,110		133,326		27,174
KT Sports		15,341		11,643		51,801		(3,836)
KT Music Contents Fund No.1		10,206		47		468		(111)
KT-Michigan Global Content Fund		5,401		—		861		(209)
Autopion Co., Ltd.		7,102		3,317		10,585		1,123
KT M mobile		64,756		13,121		42,478		(36,725)
KT Investment Co., Ltd		49,485		30,827		4,704		(219)
NgeneBio		7,894		4,683		—		(434)
KTCS Corporation [1]		346,949		194,367		1,066,556		13,685
KTIS Corporation		211,164		55,370		473,892		15,041
Korea Telecom Japan Co., Ltd.		13,889		14,393		25,652		(248)
Korea Telecom China Co., Ltd.		909		198		1,748		(95)
KT Dutch B.V. [1]		49,057		13,861		31,571		(1,438)
Korea Telecom America, Inc.		6,016		1,378		6,391		156
PT. KT Indonesia		22		—		—		(9)
Olleh Rwanda Networks Ltd.		188,951		147,653		7,299		(28,721)
KT Belgium		77,058		4		—		(127)
KT ORS Belgium		1,996		20		—		(75)
KBTO sp.zo.o.,		1,471		1,817		—		(328)
Africa Olleh Services Ltd.		11,928		12,187		8,712		(923)

1	These companies are the immediate parent companies of other subsidiaries and the above financial information is from their consolidated financial statements.

2	These entities were newly consolidated during the year ended December 31, 2015. Only operating revenues and net income subsequent to the inclusion of consolidation scope are disclosed above.

3	The amounts are total net income (loss) before elimination of income attributable to non-controlling interest.

2.    Significant Accounting Policies

The following is a summary of significant accounting policies followed by the Group in the preparation of its financial statements. These policies have been consistently applied to all the years presented, unless otherwise stated.

KT Corporation and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2013, 2014 and 2015

2.1    Basis of Preparation

The consolidated financial statements of the Group have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

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

2.2    Changes in Accounting Policy and Disclosures

(1) New standards and amendments adopted by the Group

The Group newly applied the following enacted and amended standards for the annual period beginning on January 1, 2015:

—Amendment to IAS 19, Employee Benefits

Amendment to IAS 19, Employee Benefits, allows a practical expedient for companies that operate defined benefit plans and when contributions are made by employees or third parties. The Group expects that the application of this amendment would not have a material impact on its consolidated financial statements.

—Annual improvements to IFRSs 2010-2012 Cycle

Annual improvements to IFRSs 2010-2012 Cycle include the following amendments and the application of these amendments does not have a material impact on the consolidated financial statements.

•	Amendment to IFRS 2, Share-based payment

IFRS 2, Share-based payment, clarifies the definition of a ‘vesting conditions’, ‘performance condition’, and ‘service condition’.

•	Amendment to IFRS 3, Business Combination

IFRS 3, Business Combination, clarifies the classification and measurement of contingent consideration in the business combination.

•	Amendment to IFRS 8, Operating Segments

IFRS 8, Operating Segments, requires disclosure of the judgments made by management in aggregating operating segments and a reconciliation of the reportable segments’ assets to the entity’s assets.

•	Amendments to IAS 16, Property, plant and equipment, and IAS 38, Intangible assets

KT Corporation and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2013, 2014 and 2015

IAS 16, Property, plant and equipment, and IAS 38, Intangible assets, clarify how the gross carrying amount and the accumulated depreciation are treated where an entity uses the revaluation model.

•	Amendment to IAS 24, Related Party Disclosures

IAS 24, Related Party Disclosures, includes, as a related party, an entity that provides key management personnel services to the reporting entity or to the parent of the reporting entity.

—Annual improvements to IFRSs 2011-2013 Cycle

Annual improvements to IFRSs 2011-2013 Cycle include the following amendments and the application of these amendments does not have a material impact on the consolidated financial statements.

•	Amendment to IFRS 3, Business Combination

IFRS 3, Business Combination, clarifies that IFRS 3 does not apply to the accounting for the formation of any joint arrangement.

•	Amendment to IFRS 13, Fair Value Measurement

IFRS 13, Fair Value Measurement, clarifies that the portfolio exception, which allows an entity to measure the fair value of a group of financial instruments on a net basis, applies to all contracts including non-financial contracts within the scope of IAS 39.

•	Amendment to IAS 40, Investment property

IAS 40, Investment property, clarifies that IAS 40 and IFRS 3 are not mutually exclusive.

(2) New standards, amendments and interpretations not yet adopted

Amendments issued but not effective for the financial year beginning January 1, 2015, and not early adopted are enumerated below. The Group expects that these Amendments would not have a material impact on its consolidated financial statements.

•	Amendment to IAS 1, Presentation of Financial Statements

•	IAS 16, Property, plant and equipment, and IAS 41, Agriculture: Productive plants

•	IAS 16, Property, plant and equipment, and IAS 38, Intangible assets: Amortization based on revenue

•	IFRS 10, Consolidated Financial Statements, IAS 28, Investment in Associates and Joint Ventures, and IFRS 12, Disclosures of Interests in Other Entities: Exemption for consolidation of investee

•	IFRS 11, Joint Arrangements

•	Annual Improvements to IFRSs 2012-2014 Cycle

KT Corporation and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2013, 2014 and 2015

Further, new standards issued, but not effective for the financial year beginning January 1, 2015, and not early adopted are enumerated below:

—IFRS 9, Financial Instruments

The new standard issued in December 2015 regarding financial instruments replaces IFRS 9, Financial Instruments: Recognition and Measurement.

IFRS 9, Financial Instruments, requires financial assets to be classified and measured on the basis of the holder’s business model and the instrument’s contractual cash flow characteristics. The Standard requires a financial instrument to be classified and measured at amortized cost, fair value through other comprehensive income, or fair value through profit or loss, and provides guidance on accounting for related gains and losses. The impairment model is changed into an expected credit loss model, and changes in those expected credit losses are recognized in profit or loss. The new standard is effective for the financial year initially beginning on or after January 1, 2018, but early adoption is allowed. Early adoption of only the requirements related to financial liabilities designated at fair value through profit or loss is also permitted. The Group is in the process of evaluating the effects resulting from the adoption of the new standard.

—IFRS 15, Revenue from Contracts with Customers

The new standard for the recognition of revenue issued in December 2015 will replace IAS 18, Revenue, IAS 11, Construction Contracts, and related Interpretations.

IFRS 15, Revenue from Contracts with Customers, will replace the risk-and-reward model under the current standards and is based on the principle that revenue is recognized when control of goods or services transfer to the customer by applying the five-step process. Key changes to current practices include guidance on separate recognition of distinct goods or services in any bundled arrangement, constraint on recognizing variable consideration, criteria on recognizing revenue over time, and increased disclosures. The new standard is effective for annual reporting beginning on or after January 1, 2018, but early application is permitted. The Group is in the process of evaluating the effects resulting from the adoption of the new standard.

2.3    Consolidation

The Group has prepared the consolidated financial statements in accordance with IFRS 10, Consolidated Financial Statements.

(1) Subsidiaries

Subsidiaries are all entities (including special purpose entities) over which the Group has control. The Group controls the corresponding investee when it is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee. Consolidation of a subsidiary begins from the date the Group obtains control of a subsidiary and ceases when the Group loses control of the subsidiary.

The Group applies the acquisition method to account for business combinations. The consideration transferred is measured at the fair values of the assets transferred, and identifiable

KT Corporation and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2013, 2014 and 2015

assets acquired and liabilities and contingent liabilities assumed in a business combination are initially measured at their fair values at the acquisition date. The Group recognizes any non-controlling interest in the acquiree on an acquisition-by-acquisition basis in the event of liquidation, either at fair value or at the non-controlling interest’s proportionate share of the recognized amounts of acquiree’s identifiable net assets. All other non-controlling interests are measured at their acquisition-date fair values, unless another measurement basis is required by IFRSs. Acquisition-related costs are expensed as incurred.

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

Balances of receivables and payables, income and expenses and unrealized gains on transactions between the Group’s subsidiaries are eliminated. Accounting policies of subsidiaries have been changed where necessary to ensure consistency with the policies adopted by the Group.

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

(4) Associates

Associates are all entities over which the Group has significant influence, and investments in associates are initially recognized at acquisition cost using the equity method. Unrealized gains on transactions between the Group and its associates are eliminated to the extent of the Group’s interest in the associates. If there is any objective evidence that the investment in the associate is impaired, the Group recognizes the difference between the recoverable amount of the associate and its book value as impairment loss.

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

KT Corporation and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2013, 2014 and 2015

2.4    Segment Reporting

Information of each operating segment is reported in a manner consistent with the business segment reporting provided to the chief operating decision-maker (Note 33). The chief operating decision-maker, who is responsible for allocating resources and assessing performance of the operating segments.

2.5    Foreign Currency Translation

(1) Functional and presentation currency

Items included in the financial statements of each of the Group’s entities are measured using the currency of the primary economic environment in which the each entity operates (the “functional currency). The consolidated financial statements are presented in Korean won, which is the Controlling Company’s functional and presentation currency.

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

KT Corporation and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2013, 2014 and 2015

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

The criteria that the Group uses to determine that there is objective evidence of an impairment loss include:

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

KT Corporation and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2013, 2014 and 2015

•

Observable data indicating that there is a measurable decrease in the estimated future cash flows from a portfolio of financial assets since the initial recognition of those assets, although the decrease cannot yet be identified with the individual financial assets in the portfolio.

(3) Derecognition

If the Group transfers a financial asset and the transfer does not result in derecognition because the Group has retained substantially of all risks and rewards of ownership of the transferred asset due to a recourse in the event the debtor defaults, the Group continues to recognize the transferred asset in its entirety and recognizes a financial liability for the consideration received. The related financial liability is classified as ‘borrowings’ in the statement of financial position.

(4) Offsetting of financial instruments

Financial assets and liabilities are offset and the net amount reported in the statements of financial position where there is a legally enforceable right to offset the recognized amounts and there is an intention to settle on a net basis or realize the assets and settle the liability simultaneously. The legally enforceable right must not be contingent on future events and must be enforceable in the normal course of business and in the event of default, insolvency or bankruptcy of the Group or the counterparty.

2.8    Derivative Instruments

Derivatives are initially recognized at fair value on the date when a derivative contract is entered into and are subsequently re-measured at their fair value. Changes in the fair value of the derivatives that are not qualified for hedge accounting are recognized in the statement of income within ‘other income (expenses)’ and ‘finance income (expenses)’ according to the nature of transactions.

If the Group uses a valuation technique that incorporates data not obtained from observable markets for the fair value at initial recognition of the financial instrument, there may be a difference between the transaction price and the amount determined using that valuation technique (Day 1 profit and loss). In these circumstances, the fair value of the financial instrument is recognized as the transaction price and the difference is amortized by using the straight-line method over the life of the financial instrument. If the fair value of the financial instrument is subsequently determined using observable market inputs, the remaining deferred amount is recognized in profit or loss in the statement of income.

The Group applies cash flow hedge accounting to hedge the risks of foreign exchange and interest rates of the variable rate foreign currency bonds. The effective portion of changes in the fair value of derivatives that are designated and qualify as cash flow hedges is recognized in other comprehensive income. The gain or loss relating to the ineffective portion is recognized immediately as finance income (expenses) in the statement of income. Amounts of changes in fair value of effective hedging instruments accumulated in other comprehensive income are recognized as ‘finance income (expenses)’ for the periods when the corresponding transactions affect profit or loss. When a forecast transaction is no longer expected to occur, the cumulative gain or loss that is reported in other comprehensive income is recognized as ‘finance income (expenses)’.

KT Corporation and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2013, 2014 and 2015

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

Land is not depreciated. Depreciation on other assets is calculated using the straight-line method to allocate the difference between their cost and their residual values over their estimated useful lives, as follows:

Estimated Useful Lives
Buildings	5 – 40 years
Structures	5 – 40 years
Machinery and equipment (Telecommunications equipment and others)	3 – 40 years
Vehicles	4 – 6 years
Tools	4 – 6 years
Office equipment	4 – 6 years

The depreciation method, residual values and useful lives of property and equipment are reviewed at the end of each reporting period and, if appropriate, accounted for as changes in accounting estimates.

2.12    Investment Property

Property held to earn rentals or for capital appreciation or both is classified as investment property. Investment property is measured initially at its cost. After recognition as an asset, investment property is carried at cost less accumulated depreciation and impairment losses. Investment property, except for land, is depreciated using the straight-line method over their useful lives from ten to 40 years.

KT Corporation and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2013, 2014 and 2015

2.13    Intangible Assets

(1) Goodwill

Goodwill is measured as explained in Note 2.3 (1) and goodwill arising from acquisition of subsidiaries and business are included in intangible assets. Goodwill is tested annually for impairment and carried at cost less accumulated impairment losses.

(2) Intangible assets, except goodwill

Intangible assets, except for goodwill, are shown at historical cost. These assets have definite useful lives and are carried at historical cost less accumulated amortization. Assets with definite useful lives are amortized using the straight-line method according to the estimated useful lives presented below. However, facility usage rights (condominium memberships and golf memberships) and broadcast license are regarded as intangible assets with indefinite useful life and not amortized, because there is no foreseeable limit to the period over which the asset is expected to generate net cash inflows.

The estimated useful life used for amortizing intangible assets is as follows:

Estimated Useful Lives
Development costs	5 – 6 years
Software	6 years
Industrial property rights	5 – 10 years
Frequency usage rights	5.75 – 15 years
Others [1]	2 – 50 years

1	Facility usage rights (condominium memberships and golf memberships) and broadcast license included in others are classified as intangible assets with indefinite useful life.

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

KT Corporation and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2013, 2014 and 2015

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

2.18    Financial Guarantee Contracts

Financial guarantees contracts provided by the Group are initially measured at fair value on the date the guarantee was given. Subsequent to initial recognition, the Group’s liabilities under such guarantees are measured at the higher of the amounts below and recognized as ‘other financial liabilities’:

•	the amount determined in accordance with IAS 37, Provisions, Contingent Liabilities and Contingent Assets; or

•	the initial amount, less accumulated amortization recognized in accordance with IAS 18, Revenue.

KT Corporation and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2013, 2014 and 2015

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

2.21    Share-based payments

Equity-settled, share-based payments granted to employees are estimated at the grant date fair value of equity instruments and recognized as employee benefit expenses over the vesting period. The number of equity instruments expected to vest is remeasured with consideration to non-market vesting conditions at the end of the reporting period, with any changes from the original measurement recognized in the profit for the year and equity.

KT Corporation and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2013, 2014 and 2015

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

KT Corporation and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2013, 2014 and 2015

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

(2) Sales of goods

The Group sells a range of handsets. Revenue from the sale of goods is recognized when products are delivered to the purchaser.

(3) Interest income

Interest income is recognized using the effective interest method according to the time passed. When a loan and receivable is impaired, the Group reduces the carrying amount to its recoverable amount and continues unwinding the discount as interest income. Interest income on impaired loans and receivables is recognized using the original effective interest rate.

(4) Commission fees

Commission fees related to credit card business recognized when it is probable that future economic benefits will flow to the entity and these benefits can be reliably measured. Revenues from acquiree fee, agent fee, optional service fees, member service fees and credit card service charge are measured at the fair value of the consideration received and recognized on accrual basis.

(5) Royalty income

Royalty income is recognized on an accrual basis in accordance with the substance of the relevant agreements.

(6) Dividend income

Dividend income is recognized when the right to receive payment is established.

KT Corporation and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2013, 2014 and 2015

(7) Customer loyalty program

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

Management periodically evaluates tax policies that are applied in tax returns in which applicable tax regulation is subject to interpretation. The Group recognizes current income tax on the basis of the amount expected to be paid to the tax authorities.

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

KT Corporation and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2013, 2014 and 2015

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

2.28    Dividend

Dividend distribution to the Group’s shareholders is recognized as a liability in the financial statements in the period in which the dividends are approved by the Group’s shareholders.

2.29    Approval of Issuance of the Financial Statements

The issuance of the December 31, 2015 financial statements of the Group was approved by the directors on April 25, 2016.

2.30    US Dollar Convention Translation

The December 31, 2015 consolidated financial statements are expressed in Korean Won and have been translated in US dollars at the rate of ￦1,172.0 to US$1, the market average exchange rate announced by Seoul Money Brokerage Services, Ltd. and in effect on December 31, 2015, solely for the convenience of the reader. These translations should not be construed as a representation that any or all of the amounts shown could be converted into U.S. dollars at this or any other rate.

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

3.1    Impairment of Goodwill

The Group tests annually whether goodwill has suffered any impairment. The recoverable amounts of cash-generating units have been determined based on value-in-use calculations (Note 13).

3.2    Income Taxes

The Group is operating in numerous countries and the income generated from these operations is subject to income taxes based on tax laws and interpretations of tax authorities in numerous jurisdictions. There are many transactions and calculations for which the ultimate tax determination is uncertain (Note 29).

KT Corporation and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2013, 2014 and 2015

If certain portion of the taxable income is not used for investments, increase in wages, or dividends in accordance with the Tax System For Recirculation of Corporate Income, the Group is liable to pay additional income tax calculated based on the tax laws. The new tax system is effective for three years from 2015. Accordingly, the measurement of current and deferred income tax is affected by the tax effects from the new system. As the Group’s income tax is dependent on the investments, increase in wages and dividends, there exists uncertainty with regard to measuring the final tax effects.

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

3.7    Provisions

As described in Note 17, the Group records provisions for litigation and assets retirement obligations as of the end of the reporting period. The provisions are estimated based on the factors such as the historical experiences.

3.8    Useful lives of Property and Equipment, Intangible Assets and Investment Property

Depreciation on the property and equipment, intangible assets and investment property, excluding land, condominium memberships, golf club memberships, and broadcasting concession, is calculated using the straight-line method over their useful lives. The estimated useful lives are determined based on expected usage of the assets and the estimates can be materially affected by technical changes and other factors. The Group will increase depreciation if the useful lives are considered shorter than the previously estimated useful lives.

KT Corporation and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2013, 2014 and 2015

4.    Financial Instruments by category

Financial instruments by category as of December 31, 2014 and 2015, are as follows:

(In millions of Korean won)	2014
Financial assets	Loans and receivables		Assets at fair value through the profit and loss		Derivatives used for hedge		Available- for-sale		Held-to- Maturity		Total
Cash and cash equivalents	￦	1,888,663	￦	—	￦	—	￦	—	￦	—	￦	1,888,663
Trade and other receivables		5,659,913		—		—		—		—		5,659,913
Loans receivable		1,295,282		—		—		—		—		1,295,282
Finance lease receivables		584,413		—		—		—		—		584,413
Other financial assets		455,622		6,983		41,540		525,556		7,767		1,037,468

(In millions of Korean won)	2014
Financial liabilities	Liabilities at fair value through the profit and loss		Derivatives used for hedge		Financial liabilities at amortized cost		Other liabilities		Total
Trade and other payables	￦	—	￦	—	￦	7,317,303	￦	—	￦	7,317,303
Finance lease liabilities		—		—		55,007		—		55,007
Borrowings		—		—		12,815,385		—		12,815,385
Other financial liabilities		3,980		122,012		82,816		5,434		214,242

(In millions of Korean won)	2015
Financial assets	Loans and receivables		Assets at fair value through the profit and loss		Derivatives used for hedge		Available- for-sale		Held-to- Maturity		Total
Cash and cash equivalents	￦	2,559,464	￦	—	￦	—	￦	—	￦	—	￦	2,559,464
Trade and other receivables		5,527,644		—		—		—		—		5,527,644
Loans receivable		15,877		—		—		—		—		15,877
Finance lease receivables		14,258		—		—		—		—		14,258
Other financial assets		434,093		18		139,088		360,037		18,030		951,266

(In millions of Korean won)	2015
Financial liabilities	Liabilities at fair value through the profit and loss		Derivatives used for hedge		Financial liabilities at amortized cost		Other liabilities		Total
Trade and other payables	￦	—	￦	—	￦	6,847,803	￦	—	￦	6,847,803
Finance lease liabilities		—		—		156,197		—		156,197
Borrowings		—		—		8,634,897		—		8,634,897
Other financial liabilities		2,006		62,883		82,439		—		147,328

KT Corporation and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2013, 2014 and 2015

Income or expense (gain or loss) by financial instruments category for the years ended December 31, 2013, 2014 and 2015, are as follows:

(In millions of Korean won)	2013		2014		2015
Loans and receivables
Interest income [1,4]	￦	127,875	￦	94,380	￦	85,603)
Loss on foreign currency transaction		5,985		(1,086)		(365)
Gain on foreign currency translation		(5,245)		7,954		1,921
Loss on disposal		(8,009)		(16,464)		(2,539)
Bad debts expense		(148,032)		(230,791)		(141,555)
Assets at fair value through the profit or loss
Loss on disposal		375		(587)		368
Loss on valuation		(4,350)		(794)		—
Derivatives used for hedging
Gain(loss) on transaction		1,134		(34,653)		(5,157)
Gain on valuation		127		64,700		141,512
Other comprehensive income [2]		(1,936)		28,928		100,401
Reclassified to profit or loss from other comprehensive loss [2,3]		1,408		(49,524)		(88,003)
Available -for-sale
Interest income [1,4]		49		45		73
Dividend income		4,700		3,808		7,733
Gain(loss) on disposal		2,241		(13,495)		131,045
Impairment loss		(5,052)		(70,022)		(1,471)
Other comprehensive income [2]		49,778		39,336		47,381
Reclassified to profit or loss from other comprehensive income [2]		6,554		(17,173)		(83,397)
Held-to-Maturity
Interest income [1,4]		1		159		226
Liabilities at fair value through the profit and loss
Gain on foreign currency transaction		42		(134)		—
Gain(loss) on disposal		(676)		13		(850)
Gain(loss) on valuation		(6)		32		(2,006)
Derivatives used for hedging
Gain(loss) on disposal		(3,339)		2,121		(273)
Gain(loss) on valuation		(97,289)		3,179		(1,733)
Other comprehensive income(loss) [2]		(70,367)		(11,938)		11,513
Reclassified to profit or loss from other comprehensive income [2,3]		66,199		4,729		(9,959)
Financial liabilities at amortized cost
Interest expense [4]		(436,374)		(475,084)		(385,925)
Gain(loss) foreign currency transaction		(285)		12,443		(23,416)
Gain(loss) foreign currency translation		94,022		(99,145)		(166,254)
Other liabilities
Financial guarantee gain		(9,034)		5,198		—

Total	￦	(429,504)	￦	(753,865)	￦	(385,127)

1	BC Card, a subsidiary of the Group, recognizes interest income as operating revenue. Interest income recognized as operating revenue is ￦15,867 million (2013: ￦20,374 million, 2014: ￦14,340 million) for the year ended December 31, 2015.

2	The amounts directly reflected in equity before adjustments of deferred income tax.

3	During the year, certain derivatives of the Group were settled and the related gain or loss on valuation of cash flow hedge in other comprehensive income was reclassified to profit or loss for the year.

4	The interest income amounting to ￦75,221 million (2013: ￦151,467 million, 2014: ￦143,391 million) and the interest expense amounting to ￦59,889 million (2013: ￦111,755 million, 2014: ￦103,126 million) recognized by KT Rental Co., Ltd. and KT Capital Co., Ltd., former subsidiaries, are classified as discontinued operations.

KT Corporation and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2013, 2014 and 2015

5.    Cash and Cash Equivalents

Cash and cash equivalents as of December 31, 2014 and 2015, are as follows:

(In millions of Korean won)	2014		2015
Cash on hand	￦	3,918	￦	21,928
Cash in banks		805,145		1,256,049
Money market trust		699,879		656,000
Other financial instruments		379,721		625,487

Total	￦	1,888,663	￦	2,559,464

Cash and cash equivalents in the statement of financial position equal cash and cash equivalents in the statement of cash flows.

Restricted cash and cash equivalents as of December 31, 2014 and 2015, are as follows:

(In millions of Korean won)	Type	2014	2015	Description
Cash and cash equivalents	Restricted deposit	￦3,318	￦9,033	Deposit restricted for governmental project and others

6.    Trade and Other Receivables

Trade and other receivables as of December 31, 2014 and 2015, are as follows:

	2014
(in millions of Korean won)	Total amounts		Allowance for doubtful accounts		Present value discount		Carrying value
Current assets
Trade receivables	￦	3,657,814	￦	(524,865)	￦	(9,589)	￦	3,123,360
Other receivables		1,872,095		(183,987)		(418)		1,687,690

Total	￦	5,529,909	￦	(708,852)	￦	(10,007)	￦	4,811,050

Non-current assets
Trade receivables	￦	393,354	￦	(2,752)	￦	(25,217)	￦	365,385
Other receivables		552,190		(26,659)		(42,053)		483,478

Total	￦	945,544	￦	(29,411)	￦	(67,270)	￦	848,863

	2015
(in millions of Korean won)	Total amounts		Allowance for doubtful accounts		Present value discount		Carrying value
Current assets
Trade receivables	￦	3,483,719	￦	(468,263)	￦	(8,879)	￦	3,006,577
Other receivables		2,014,442		(172,739)		(387)		1,841,316

Total	￦	5,498,161	￦	(641,002)	￦	(9,266)	￦	4,847,893

Non-current assets
Trade receivables	￦	248,212	￦	(478)	￦	(16,644)	￦	231,090
Other receivables		548,569		(64,492)		(35,416)		448,661

Total	￦	796,781	￦	(64,970)	￦	(52,060)	￦	679,751

KT Corporation and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2013, 2014 and 2015

The fair values of trade and other receivables with original maturities less than one year equal their carrying values because the discounting effect is immaterial. The fair value of trade and other receivables with original maturities longer than one year, which are mainly from sales of goods, is determined discounting the expected future cash flow at the weighted average borrowing rate.

Details of changes in allowance for doubtful accounts for the years ended December 31, 2014 and 2015, are as follows:

	2014				2015
(in millions of Korean won)	Trade receivables		Other receivables		Trade receivables		Other receivables
Beginning balance	￦	525,666	￦	152,596	￦	527,617	￦	210,646
Provision		127,881		71,254		95,489		43,620
Reversal or written-off		(124,993)		(16,201)		(135,381)		(12,336)
Changes in the scope of consolidation		(334)		3,759		(16,752)		(5,401)
Others		(603)		(762)		(2,232)		702

Ending balance	￦	527,617	￦	210,646	￦	468,741	￦	237,231

Provisions for doubtful trade and other receivables are recognized as operating expenses, other expenses, or finance costs.

Details of aging analysis of trade receivables as of December 31, 2014 and 2015, are as follows:

(in millions of Korean won)	2014		2015
Neither past due nor impaired	￦	2,893,083	￦	2,756,471

Past due and impaired
Up to six months		707,140		606,704
Six months to twelve months		101,297		82,668
Over twelve months		314,842		260,565

		1,123,279		949,937
Allowance for doubtful accounts		(527,617)		(468,741)

Total	￦	3,488,745	￦	3,237,667

The detail of other receivables as of December 31, 2014 and 2015, are as follows:

(in millions of Korean won)	2014		2015
Loans	￦	81,963	￦	117,808
Receivables [1]		1,834,813		1,973,280
Accrued income		26,032		10,119
Refundable deposits		434,846		403,816
Others		4,160		22,185
Allowance		(210,646)		(237,231)

Total	￦	2,171,168	￦	2,289,977

Current		1,687,690		1,841,316

Non-current		483,478		448,661

1	The settlement receivables of BC Card Co., Ltd. of ￦1,211,272 million (2014: ￦1,123,744 million) included.

KT Corporation and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2013, 2014 and 2015

Details of aging analysis of other receivables as of December 31, 2014 and 2015, are as follows:

(in millions of Korean won)	2014		2015
Neither past due nor impaired	￦	2,046,235	￦	2,185,438

Past due and impaired
Up to six months		87,852		113,525
Six months to twelve months		77,773		11,918
Over twelve months		169,954		216,327

		335,579		341,770
Allowance for doubtful accounts		(210,646)		(237,231)

Total	￦	2,171,168	￦	2,289,977

The maximum exposure of trade and other receivables to credit risk is the carrying value of each class of receivables mentioned above as of December 31, 2015. As of December 31, 2015, the Group is provided with guarantees of ￦578,904 million (2014: ￦674,768 million) by Seoul Guarantee Insurance related to the collection of certain accounts receivable arising from the handset sales.

7.    Loans Receivable

Loans receivable as of December 31, 2014 and 2015, are as follows:

Current

	2014						2015
(in millions of Korean won)	Original amount		Allowance for doubtful accounts		Carrying Value		Original amount		Allowance for doubtful accounts		Carrying Value
Factoring receivables	￦	64,231	￦	(2,916)	￦	61,315	￦	—	￦	—	￦	—
Loans		645,955		(28,331)		617,624		—		—		—
Loans for installment credit		32,875		(1,231)		31,644		—		—		—
Deferred loan origination profit and loss		(215)		—		(215)		—		—		—
New technology financial loans		2,736		(2,736)		—		2,736		(2,736)		—

Total [1]	￦	745,582	￦	(35,214)	￦	710,368	￦	2,736	￦	(2,736)	￦	—

1	As a result of the disposal of KT Capital and KT Rental, which were the Company’s subsidiaries, current loans receivable decreased by ￦680 billion and ￦30 billion respectively.

Non-Current

	2014						2015
(in millions of Korean won)	Original amount		Allowance for doubtful accounts		Carrying Value		Original amount		Allowance for doubtful accounts		Carrying Value
Factoring receivables	￦	6,721	￦	(173)	￦	6,548	￦	—	￦	—	￦	—
Loans		497,153		(18,349)		478,804		—		—		—
Loans for installment credit		54,580		(2,336)		52,244		—		—		—
Deferred loan origination profit and loss		4,209		—		4,209		—		—		—
New technology financial investment assets		8,884		(1,707)		7,177		8,048		(1,918)		6,130
New technology financial loans		57,256		(21,324)		35,932		18,317		(8,570)		9,747

Total [1]	￦	628,803	￦	(43,889)	￦	584,914	￦	26,365	￦	(10,488)	￦	15,877

1	As a result of the disposal of KT Capital and KT Rental, which were the Company’s subsidiaries, non-current loans receivable decreased by ￦514 billion and ￦55 billion respectively.

KT Corporation and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2013, 2014 and 2015

The fair values of loans receivable with maturities less than one year equal their carrying values because the discounting effect is immaterial. The fair value of loans receivable with original maturities longer than one year is determined discounting the future cash flow at the weighted average borrowing rate.

Details of changes in allowance for doubtful accounts for the years ended December 31, 2014 and 2015, are as follows:

(in millions of Korean won)	2014		2015
Beginning	￦	73,075	￦	79,103
Provision		31,656		2,446
Reversal or written-off		(23,618)		—
Changes in scope of consolidation [1]		—		(64,331)
Others		(2,010)		(3,994)

Ending	￦	79,103	￦	13,224

1	As a result of the disposal of KT Capital and KT Rental, which were the company’s subsidiaries, allowance for doubtful accounts decreased by ￦59 billion and ￦5 billion respectively, during the year ended December 31, 2015.

Provisions for doubtful loans receivable are recognized as operating expenses.

Details of aging analysis of loans receivable as of December 31, 2014 and 2015, are as follows:

(in millions of Korean won)	2014		2015
Neither past due nor impaired	￦	1,236,387	￦	4,605

Past due and impaired
Up to six months		101,071		580
Six months to twelve months		3,718		190
Over twelve months		33,209		23,726

		137,998		24,496
Allowance for doubtful accounts		(79,103)		(13,224)

Total	￦	1,295,282	￦	15,877

The maximum exposure of loans receivable to credit risk is carrying value as of December 31, 2015.

KT Corporation and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2013, 2014 and 2015

8.    Other Financial Assets and Liabilities

Other financial assets and liabilities as of December 31, 2014 and 2015, are as follows:

(In millions of Korean won)	2014		2015
Other financial assets
Assets at fair value through the profit or loss	￦	6,983	￦	18
Derivatives used for hedge		41,540		139,088
Financial instruments [1]		455,622		434,093
Available-for-sale financial assets [1]		525,556		360,037
Held-to-maturity investments		7,767		18,030
Less: Non-current		(704,760)		(658,323)

Current	￦	332,708	￦	292,943

Other financial liabilities
Liabilities at fair value through the profit or loss	￦	3,980	￦	2,006
Derivatives used for hedge		122,012		62,883
Financial guarantee liabilities [2]		5,434		—
Other financial liabilities		82,816		82,439
Less: Non-current		(190,525)		(103,683)

Current	￦	23,717	￦	43,645

1	Restricted other financial assets as of December 31, 2014 and 2015, are as follows:

(In millions of Korean won)	2014		2015		Details
Short-term financial instruments	￦	2,000	￦	2,000	Collateral of payments for the handset
Short-term financial instruments		17,776		17,307	Collateral and payment guarantee
Short-term financial instruments		—		2,051	Proceed from disposal of Enswers Inc. deposited in the escrow account
Long-term financial instruments		6,308		6,311	Deposit for Win-win Growth Cooperative loans
Available-for-sale financial assets		1,000		1,000	Collateral for Korea Software Financial Cooperative

2	The Group recognized the financial guarantee liabilities related to an obligation to fund Smart Channel.

Financial instruments at fair value through the profit or loss as of December 31, 2014 and 2015, are as follows:

	2014				2015
(in millions of Korean won)	Assets		Liabilities		Assets		Liabilities
Financial instruments held for trading
Other derivatives	￦	6,983	￦	646	￦	18	￦	2,006
Financial instruments at fair value through the profit and loss		—		3,334		—		—

Total	￦	6,983	￦	3,980	￦	18	￦	2,006

KT Corporation and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2013, 2014 and 2015

The valuation gains and losses on financial assets held for trading for the years ended December 31, 2013, 2014 and 2015, are as follows:

	2013				2014				2015
(in millions of Korean won)	Valuation gain		Valuation loss		Valuation gain		Valuation loss		Valuation gain		Valuation loss
Currency swap	￦	—	￦	8,395	￦	—	￦	—	￦	—	￦	—
Currency forward		499		—		—		—		—		—
Interest rate swap		—		—		—		1		—		—
Other derivatives		3,546		—		611		1,006		—		—

Total	￦	4,045	￦	8,395	￦	611	￦	1,007	￦	—	￦	—

The valuation gains and losses on financial instruments at fair value through the profit or loss for the years ended December 31, 2013, 2014 and 2015, are as follows:

(In millions of Korean won)	2013		2014		2015
Profit (loss) foreign currency translation	￦	42	￦	(134)	￦	—
Profit (loss) on valuations		309		(398)		—

Total	￦	351	￦	(532)	￦	—

The maximum exposure of debt securities of financial instruments at fair value through the profit or loss to credit risk is carrying value as of December 31, 2015.

The valuation gains and losses on financial liabilities at fair value for profit or loss for the years ended December 31, 2013, 2014 and 2015, are as follows:

	2013				2014				2015
(in millions of Korean won)	Valuation gain		Valuation loss		Valuation gain		Valuation loss		Valuation gain		Valuation loss
Other derivatives liabilities	￦	—	￦	6	￦	32	￦	—	￦	—	￦	2,006

Total	￦	—	￦	6	￦	32	￦	—	￦	—	￦	2,006

The maximum exposure of debt securities of financial instruments at fair value through the profit or loss to credit risk is carrying value as of December 31, 2015.

Derivatives used for hedge as of December 31, 2014 and 2015, are as follows:

	2014				2015
(in millions of Korean won)	Assets		Liabilities		Assets		Liabilities
Interest rate swap [1]	￦	—	￦	601	￦	—	￦	2,859
Currency swap [2]		41,540		121,411		137,100		58,284
Currency forwards [3]		—		—		1,988		1,740

Total		41,540		122,012		139,088		62,883
Less: non-current		(34,198)		(107,667)		(139,088)		(19,238)

Current	￦	7,342	￦	14,345	￦	—	￦	43,645

1	The interest rate swap contract is to hedge the risk of variability in future fair value of the bond.

2	The currency swap contract is to hedge the risk of variability in cash flow from the bond. In applying the cash flow hedge accounting, the Group hedges its exposures to cash flow fluctuation until September 7, 2034.

3	The currency forward contract is to hedge the risk of variability in cash flow from transactions in foreign currencies due to changes in foreign exchange rate.

KT Corporation and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2013, 2014 and 2015

The full value of a hedging derivative is classified as a non-current asset or liability if the remaining maturity of the hedged item is more than 12 months and, as a current asset or liability, if the maturity of the hedged item is less than 12 months.

The valuation gains and losses on the derivatives contracts for the years ended December 31, 2013, 2014 and 2015, are as follows:

(in millions of Korean won)	2013						2014						2015
Type of Transaction	Valuation gain		Valuation loss		Accumulated other comprehensive income(loss) [1]		Valuation gain		Valuation loss		Accumulated other comprehensive income [1]		Valuation gain		Valuation loss		Accumulated other comprehensive income(loss) [1]
Interest rate swap	￦	—	￦	—	￦	405	￦	—	￦	—	￦	334	￦	—	￦	—	￦	(2,858)
Currency swap		127		97,289		(95,792)		93,235		25,356		22,080		141,512		1,733		150,255
Currency forwards		—		—		—		—		—		—		—		—		247

Total	￦	127	￦	97,289	￦	(95,387)	￦	93,235	￦	25,356	￦	22,414	￦	141,512	￦	1,733	￦	147,644

1	The amounts before adjustments of deferred income tax directly reflected in equity and allocation to the non-controlling interest.

The ineffective portion recognized in profit or loss on the cash flow hedge is valuation income of ￦2,663 million for the current year (2013: valuation income of ￦1,241 million, 2014: valuation income of ￦1,178 million).

Details of available-for-sale financial assets as of December 31, 2014, and 2015 are as follows:

(In millions of Korean won)	2014		2015
Marketable equity securities	￦	55,631	￦	41,202
Non-marketable equity securities		442,055		297,447
Marketable debt securities		10,301		—
Non-marketable debt securities		17,569		21,388

Total		525,556		360,037
Less: non-current		(509,253)		(342,562)

Current	￦	16,303	￦	17,475

Changes of available-for-sale financial assets for the years ended December 31, 2014, and 2015 are as follows:

(In millions of Korean won)	2014		2015
Beginning	￦	547,627	￦	525,556
Acquisition		78,095		99,111
Disposal		(138,394)		(222,103)
Valuation[1]		51,894		62,508
Impairment [2]		(70,022)		(1,471)
Reclassification [3]		48,684		125
Changes in scope of consolidation		7,672		(103,689)

Ending	￦	525,556	￦	360,037

1	The amount before adjustment of deferred income tax directly reflected in equity and allocation to the non-controlling interest.

2	Includes impairment losses of ￦48,684 million on KT ENGCORE Co., Ltd. (formerly KT ENS Corporation) recognized in 2014.

3	During the year ended December 31, 2014, KT ENGCORE Co., Ltd. (formerly KT ENS Corporation) was reclassified to available-for-sale financial securities from investment in subsidiaries due to the commencement of rehabilitation procedures.

KT Corporation and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2013, 2014 and 2015

The maximum exposure of debt securities of available-for-sale financial assets to credit risk is carrying value as of December 31, 2015.

Available-for-sale financial assets are measured at fair value. However, non-marketable equity securities that do not have quoted market prices in an active market and the fair value of which cannot be reliably measured are recognized at cost and the impairment loss is recognized if any.

None of the available-for-sale financial assets are past due and the impaired assets amount to ￦17,882 million as of December 31, 2015.

Investment in Korea Software Financial Cooperative amounting to ￦1,000 million is provided as collateral as consideration for payment guarantees provided by Korea Software Financial Cooperative (Note 20).

9.    Inventories

Inventories as of December 31, 2014 and 2015, are as follows:

	2014			2015
(in millions of Korean won)	Acquisition cost	Valuation allowance	Book Value	Acquisition cost	Valuation allowance	Book Value
Merchandise	￦445,644	￦(62,902)	￦382,742	￦580,761	￦(66,996)	￦513,765
Others	36,474	(333)	36,141	103,501	(355)	103,146

Total	￦482,118	￦(63,235)	￦418,883	￦684,262	￦(67,351)	￦616,911

Cost of inventories recognized as expenses for year ended December 31, 2015, amounts to ￦3,760,892 million (2013: ￦3,676,307 million, 2014: ￦3,823,397 million) and valuation loss on inventory recognized amounts to ￦4,116 million for year ended December 31, 2015 (2013: valuation loss of ￦88,946 million, 2014: reversal of valuation allowance of ￦59,973 million).

10.    Other Assets and Liabilities

Other assets and liabilities as of December 31, 2014 and 2015, are as follows:

(In millions of Korean won)	2014		2015
Other assets
Advance payments	￦	126,674	￦	148,037
Prepaid expenses		284,887		244,890
Others		10,095		26,336
Less: Non-current		(72,041)		(102,359)

Current	￦	349,615	￦	316,904

Other liabilities
Advances received	￦	193,900	￦	234,575
Withholdings		100,345		46,769
Unearned revenue		22,208		15,363
Others		889		41,200
Less: Non-current		(38,590)		(26,737)

Current	￦	278,752	￦	311,170

KT Corporation and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2013, 2014 and 2015

11.    Property, Plant and Equipment

The changes in property, plant and equipment for the years ended December 31, 2014 and 2015, are as follows:

	2014
(in millions of Korean won)	Land		Buildings and structures		Machinery and equipment		Others		Construction- in-progress		Total
Acquisition cost	￦	1,253,612	￦	3,270,339	￦	32,103,084	￦	4,232,627	￦	1,092,155	￦	41,951,817
Accumulated depreciation (including accumulated impairment loss and others)		(132)		(1,210,369)		(22,209,359)		(2,131,245)		(13,748)		(25,564,853)

Balance at 2014.1.1		1,253,480		2,059,970		9,893,725		2,101,382		1,078,407		16,386,964
Acquisition		—		4,293		255,419		1,129,330		2,268,594		3,657,636
Disposal/Abandonment		(8,781)		(16,972)		(171,691)		(182,466)		(16,759)		(396,669)
Depreciation		—		(105,402)		(2,450,216)		(635,282)		—		(3,190,900)
Transfer in (out)		24,072		75,422		2,295,290		83,380		(2,478,164)		—
Inclusion in scope of consolidation		8,657		4,189		2,921		3,024		—		18,791
Exclusion from scope of consolidation		(4,234)		(5,064)		(3,462)		(2,493)		—		(15,253)
Others		14,495		(7,186)		11,683		(1,245)		(10,120)		7,627

Balance at 2014.12.31	￦	1,287,689	￦	2,009,250	￦	9,833,669	￦	2,495,630	￦	841,958	￦	16,468,196

Acquisition cost	￦	1,287,821	￦	3,345,587	￦	33,390,640	￦	4,806,849	￦	845,662	￦	43,676,559
Accumulated depreciation (including accumulated impairment loss and others)		(132)		(1,336,337)		(23,556,971)		(2,311,219)		(3,704)		(27,208,363)

	2015
(in millions of Korean won)	Land		Buildings and structures		Machinery and equipment		Others		Construction- in-progress		Total
Acquisition cost	￦	1,287,821	￦	3,345,587	￦	33,390,640	￦	4,806,849	￦	845,662	￦	43,676,559
Accumulated depreciation (including accumulated impairment loss and others)		(132)		(1,336,337)		(23,556,971)		(2,311,219)		(3,704)		(27,208,363)

Balance at 2015.1.1		1,287,689		2,009,250		9,833,669		2,495,630		841,958		16,468,196
Acquisition		34,686		10,564		445,452		258,094		2,563,372		3,312,168
Disposal/Abandonment		(423)		(797)		(139,687)		(8,294)		(3,787)		(152,988)
Depreciation		—		(117,328)		(2,674,339)		(190,630)		—		(2,982,297)
Impairment		—		—		(28,206)		(2,270)		(1,831)		(32,307)
Transfer in (out)		10,134		230,535		2,064,871		67,483		(2,373,023)		—
Inclusion in scope of consolidation		15		177		139		990		187		1,508
Exclusion from scope of consolidation [1]		(37,314)		(25,743)		(638)		(2,079,426)		(237)		(2,143,358)
Others		(7,170)		(7,614)		7,532		9,406		5,838		7,992

Balance at 2015.12.31	￦	1,287,617	￦	2,099,044	￦	9,508,793	￦	550,983	￦	1,032,477	￦	14,478,914

Acquisition cost	￦	1,287,749	￦	3,558,460	￦	34,388,584	￦	1,951,749	￦	1,033,777	￦	42,220,319
Accumulated depreciation (including accumulated impairment loss and others)		(132)		(1,459,416)		(24,879,791)		(1,400,766)		(1,300)		(27,741,405)

1	As a result of the disposal of KT Capital and KT Rental, which were the Company’s subsidiaries, other in property, plant and equipment decreased by ￦1 billion and ￦2,078 billion respectively during the year ended December 31, 2015.

KT Corporation and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2013, 2014 and 2015

Details of property, plant and equipment provided as collateral as of December 31, 2014 and 2015, are as follows:

	2014
(in millions of Korean won)	Carrying amount		Secured amount		Related line item	Related amount		Secured party
Land/Buildings	￦	12,839	￦	12,000	Borrowings	￦	10,000	Standard Chartered Bank
Buildings	￦	10,875	￦	7,800	Borrowings	￦	6,000	Hana Bank

	2015
(in millions of Korean won)	Carrying amount		Secured amount		Related line item	Related amount		Secured party
Land/Buildings	￦	12,529	￦	12,000	Borrowings	￦	8,000	Standard Chartered Bank
Buildings	￦	57,374	￦	42,192	Borrowings	￦	35,835	Shinhan Bank

The borrowing costs capitalized for qualifying assets amount to ￦11,877 million (2014: ￦14,493 million) in 2015. The interest rate applied to calculate the capitalized borrowing costs in 2015 is 2.46% to 4.07% (2014: 3.56% to 4.05%).

12.    Investment Property

The changes in investment property for the years ended December 31, 2014 and 2015, are as follows:

	2014
(in millions of Korean won)	Land		Buildings		Construction- in-progress		Total
Acquisition cost	￦	328,964	￦	1,015,079	￦	3,778	￦	1,347,821
Accumulated depreciation		—		(242,326)		—		(242,326)

Beginning		328,964		772,753		3,778		1,105,495
Acquisition		—		4,443		15,600		20,043
Disposal/Abandonment		(1,487)		(5,740)		—		(7,227)
Depreciation		—		(51,446)		—		(51,446)
Transfer		(11,683)		4,448		—		(7,235)

Ending	￦	315,794	￦	724,458	￦	19,378	￦	1,059,630

Acquisition cost	￦	315,794	￦	1,003,031	￦	19,378	￦	1,338,203
Accumulated depreciation		—		(278,573)		—		(278,573)

	2015
(in millions of Korean won)	Land		Buildings		Construction- in-progress		Total
Acquisition cost	￦	315,794	￦	1,003,031	￦	19,378	￦	1,338,203
Accumulated depreciation		—		(278,573)		—		(278,573)

Beginning		315,794		724,458		19,378		1,059,630
Acquisition		26,194		17,210		55,621		99,025
Disposal/Abandonment		—		(4,436)		—		(4,436)
Depreciation		—		(48,524)		—		(48,524)
Transfer		6,828		(1,636)		(791)		4,401
Changes in scope of consolidation		(8,026)		—		—		(8,026)

Ending	￦	340,790	￦	687,072	￦	74,208	￦	1,102,070

Acquisition cost	￦	340,790	￦	1,011,236	￦	74,208	￦	1,426,234
Accumulated depreciation		—		(324,164)		—		(324,164)

KT Corporation and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2013, 2014 and 2015

The fair value of investment property is ￦2,645,246 million as of December 31, 2015 (2014: ￦2,277,234 million). The fair value of investment property is estimated based on the expected cash flow.

Rental income from investment property is ￦184,819 million in 2015 (2014: ￦216,976 million) and direct operating expenses (including repairs and maintenance) arising from investment property that generated rental income during the period are recognized as operating expenses.

Details of investment property provided as collateral as of December 31, 2014 and 2015, are as follows:

	2014
(in millions of Korean won)	Carrying amount		Secured amount		Collateral for	Amount of deposits received
Buildings	￦	10,773	￦	6,773	borrowings	￦	5,210
Buildings		345,281		47,350	Deposits received		34,675

(In millions of Korean won)	2015
	Carrying amount		Secured amount		Collateral for	Amount of deposits received
Buildings	￦	634,028	￦	66,034	Deposits	￦	55,765

13.    Intangible Assets

The changes in intangible assets for the years ended December 31, 2014 and 2015, are as follows:

	2014
(in millions of Korean won)	Goodwill		Development costs		Software		Frequency usage rights		Others		Total
Acquisition cost	￦	610,715	￦	1,359,478	￦	681,176	￦	2,768,943	￦	1,100,540	￦	6,520,852
Accumulated amortization (including accumulated impairment loss and others)		(18,376)		(811,404)		(418,860)		(1,041,737)		(403,082)		(2,693,459)

Balance at 2014.1.1		592,339		548,074		262,316		1,727,206		697,458		3,827,393
Acquisition		—		286,516		95,781		—		51,633		433,930
Disposal		(1,519)		(16,713)		(2,205)		—		(6,359)		(26,796)
Amortization		—		(171,817)		(101,344)		(253,588)		(85,669)		(612,418)
Impairment		(11,693)		—		(5,210)		(69,428)		(944)		(87,275)
Inclusion in scope of consolidation		—		733		1,363		—		13,548		15,644
Exclusion in scope of consolidation		—		(3,297)		(4,960)		—		(2,052)		(10,309)
Others		621		7,191		(2,080)		—		(1,868)		3,864

Balance at 2014.12.31	￦	579,748	￦	650,687	￦	243,661	￦	1,404,190	￦	665,747	￦	3,544,033

Acquisition cost	￦	609,817	￦	1,589,994	￦	747,343	￦	2,768,943	￦	1,154,915	￦	6,871,012
Accumulated amortization (including accumulated impairment loss and others)		(30,069)		(939,307)		(503,682)		(1,364,753)		(489,168)		(3,326,979)

KT Corporation and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2013, 2014 and 2015

	2015
(in millions of Korean won)	Goodwill		Development costs		Software		Frequency usage rights		Others		Total
Acquisition cost	￦	609,817	￦	1,589,994	￦	747,343	￦	2,768,943	￦	1,154,915	￦	6,871,012
Accumulated amortization (including accumulated impairment loss and others)		(30,069)		(939,307)		(503,682)		(1,364,753)		(489,168)		(3,326,979)

Balance at 2015.1.1		579,748		650,687		243,661		1,404,190		665,747		3,544,033
Acquisition		549		41,108		67,640		7,722		91,374		208,393
Disposal		(1,272)		(28,645)		(4,251)		—		(33,651)		(67,819)
Amortization		—		(183,845)		(76,866)		(254,439)		(94,035)		(609,185)
Impairment [1]		(100,352)		—		(2,200)		(184,703)		(5,090)		(292,345)
Inclusion in scope of consolidation		—		—		306		—		160		466
Exclusion in scope of consolidation		(136,332)		(19,916)		(3,799)		—		(29,321)		(189,368)
Others		—		2,154		6,893		—		(3,471)		5,576

Balance at 2015.12.31	￦	342,341	￦	461,543	￦	231,384	￦	972,770	￦	591,713	￦	2,599,751

Acquisition cost	￦	449,379	￦	1,487,420	￦	805,387	￦	2,591,229	￦	1,109,085	￦	6,442,500
Accumulated amortization (including accumulated impairment loss and others)		(107,038)		(1,025,877)		(574,003)		(1,618,459)		(517,372)		(3,842,749)

1	The amount ￦184,703 million is recognized as an impairment loss on intangible assets related to 800MHz frequency usage rights.

The carrying value of facility usage rights with indefinite useful life not subject to amortization is ￦122,829 million (2014: ￦149,832 million) as of December 31, 2015.

Goodwill is allocated to the Group’s cash-generating unit which is identified by operating segments. As of December 31, 2015, goodwill allocated to each cash-generation unit is as follows:

(in millions of Korean won)
Customer/Marketing
Telecom wireless business [1]	￦	65,057
Finance
BC Card Co., Ltd. [2]		41,234
Others
KT Skylife Co., Ltd [2]		209,800
KT Music Corporation and others		26,250

Total	￦	342,341

1	The recoverable amounts of mobile business are calculated based on value-in use calculations. These calculations use cash flow projections for the next five years based on financial budgets. Cash flow exceeds the financial budgets are estimated by the expected growth rate. This growth rate does not exceed the long-term average growth rate of the industry which the cash-generate unit belongs in. The Group estimated its revenue growth rate based on past performance and its expectation of future market changes. In addition, management estimated the cash flow based on past performance and its expectation of market growth and the discount rates used are reflect specific risks relating to the relevant CGUs.

2

The recoverable amounts of BC Card Co., Ltd., and KT Skylife Co., Ltd. are calculated based on value-in use calculations. These calculations use cash flow projections for the next five years based on financial budgets. Cash flow that exceeds the financial budgets is projected by expected growth rate. This growth rate does not exceed the long-term average growth rate of the industry which the cash-generate unit belongs in. The Group estimated its revenue growth rate based on past performance and its expectation of future market changes. The Group determined cash flow projections based on past

KT Corporation and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2013, 2014 and 2015

performance and its estimation of market growth. Specific risk of related operating segment is reflected in its discount rate. As a result of the impairment test, the Group recognized the impairment losses of ￦96,503 million on goodwill allocated to KT Skylife Co., Ltd. by which the carrying amount exceeds its recoverable amount, and recognized the losses as operating expenses in the consolidated statement of the income.

As a result of the impairment test, the Group recognized the impairment losses of ￦3,849 million on goodwill allocated to KT Powertel Co., Ltd. and others, and recognized the losses as other expenses in the consolidated statement of the income. The Group considers that the carrying value of other cash generating units does not exceed the recoverable amount of the CGUs.

14.    Investments in Associates and Joint Ventures

Details of associates as of December 31, 2015, are as follows:

	Percentage of ownership (%)		Location	Date of financial statements
	2014	2015
Korea Information & Technology Fund	33.3%	33.3%	Korea	31-Dec
KT-SB Venture Investment [1]	50.0%	50.0%	Korea	31-Dec
Mongolian Telecommunications	40.0%	40.0%	Mongolia	31-Dec
KT Wibro Infra Co., Ltd.	26.2%	26.2%	Korea	31-Dec
KT-CKP New Media Investment Fund	49.7%	49.7%	Korea	31-Dec
QTT Global (Group) Company Limited	25.0%	25.0%	China	31-Dec

1	At the end of the reporting period, even though the Group has 50% ownership, the equity method of accounting has been applied as the Group, which is a limited partner of investment fund, cannot participate in determining the operating and financial policies.

The changes in investments in associates and joint ventures for the years ended December 31, 2014 and 2015, are as follows:

	2014
(in millions of Korean won)	Beginning		Acquisition (Disposal)		Reclassification		Share in income (loss) of jointly controlled entities and associates [1]		Others		Ending
ktcs Corporation [2]	￦	22,180	￦	—	￦	(22,505)	￦	1,703	￦	(1,378)	￦	—
ktis Corporation [3]		23,328		—		(24,343)		1,766		(751)		—
Korea Information & Technology Fund		123,782		—		—		(42)		(773)		122,967
KT-SB Venture Investment		15,930		(1,938)		—		13,302		(4,737)		22,557
Mongolian Telecommunications		8,696		—		—		97		(1,316)		7,477
KT Wibro Infra Co., Ltd.		67,553		—		—		938		—		68,491
KT-CKP new media Investment Fund		2,177		2,250		—		(441)		—		3,986
QTT Global (Group) Company Limited		13,115		—		—		222		(361)		12,976
How Smartmall Private Special Asset Investment Trust		28,406		—		—		2,747		(3,523)		27,630
Others		58,736		(12,203)		—		4,069		22,094		72,696

Total	￦	363,903	￦	(11,891)	￦	(46,848)	￦	24,361	￦	9,255	￦	338,780

KT Corporation and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2013, 2014 and 2015

	2015
(in millions of Korean won)	Beginning		Acquisition (Disposal)		Reclassification		Share in income (loss) of joint ventures and associates [1]		Others		Ending
Korea Information & Technology Fund	￦	122,967	￦	—	￦	—	￦	3,696	￦	920	￦	127,583
KT-SB Venture Investment		22,557		(3,691)		—		(2,210)		(11,795)		4,861
Mongolian Telecommunications		7,477		—		—		(121)		127		7,483
KT Wibro Infra Co., Ltd.		68,491		—		—		843		(6)		69,328
KT-CKP New Media Investment Fund		3,986		—		—		(126)		—		3,860
QTT Global (Group) Company Limited		12,976		—		—		102		99		13,177
Others		100,326		(64,601)		—		3,378		4,634		43,737

Total	￦	338,780	￦	(68,292)	￦	—	￦	5,562	￦	(6,021)	￦	270,029

1	KT Investment Co., Ltd., a subsidiary of the Group, recognizes its share in income (loss) from joint ventures and associates as operating revenue and expense. These include its share in the income of joint ventures and associates of ￦96 million recognized as operating revenue and its share in the loss of joint ventures and associates of ￦484 million (2014: ￦499 million) recognized as operating expense. Meanwhile, the share in loss of ￦193 million (2013: income of ￦3,621 million, 2014: income of ￦6,163 million) recognized by KT Capital Corporation, a subsidiary sold in the current period, is classified as discontinued operations.

2	As the Group obtained control over the entity in 2014, the entity was reclassified as a consolidated subsidiary. As a result of the reclassification, the Group recognized the difference of ￦2,469 million between the fair value of ￦22,907 million and the book value of ￦25,376 million (including reclassification adjustment of accumulated other comprehensive income of ￦2,871 million) as other expense.

3	As the Group obtained control over the entity in 2014, the entity was reclassified as a consolidated subsidiary. As a result of the reclassification, the Group recognized the difference of ￦4,667 million between the fair value of ￦21,992 million and the book value of ￦26,659 million (including reclassification adjustment of accumulated other comprehensive income of ￦2,316 million) as other expense.

The summary of financial information of associates and joint ventures as of and for the years ended December 31, 2014 and 2015 is as follows:

	2014
(In millions of Korean won)	Current assets		Non-current assets		Current liabilities		Non-current liabilities
Korea Information & Technology Fund	￦	122,026	￦	246,874	￦	—	￦	—
KT-SB Venture Investment		22,402		23,368		656		—
Mongolian Telecommunications		12,636		10,648		4,591		—
KT Wibro Infra Co., Ltd.		205,147		61,068		4,960		40
KT-CKP New Media Investment Fund		4,588		3,441		4		—
QTT Global (Group) Company Limited		15,439		414		—		—
How Smartmall Private Special Asset Investment Trust		37,412		—		875		—

	2014
(In millions of Korean won)	Operating revenue		Net profit (loss)		Other comprehensive income (loss)		Total comprehensive income (loss)		Dividends received from associates
Korea Information & Technology Fund	￦	10,411	￦	(128)	￦	(835)	￦	(963)	￦	494
KT-SB Venture Investment		1,056		26,603		—		26,603		4,238
Mongolian Telecommunications		8,745		242		—		242		—
KT Wibro Infra Co., Ltd.		1,237		3,555		—		3,555		—
KT-CKP New Media Investment Fund		89		(888)		80		(808)		—
QTT Global (Group) Company Limited		9,462		887		(156)		731		—
How Smartmall Private Special Asset Investment Trust		3,580		3,401		—		3,401		2,767

KT Corporation and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2013, 2014 and 2015

	2015
(In millions of Korean won)	Current assets		Non-current assets		Current liabilities		Non-current liabilities
Korea Information & Technology Fund	￦	152,070	￦	230,678	￦	—	￦	—
KT-SB Venture Investment		882		9,218		378		—
Mongolian Telecommunications		19,343		—		635		—
KT Wibro Infra Co., Ltd.		230,505		39,062		5,099		37
KT-CKP New Media Investment Fund		3,253		4,523		4		—
QTT Global (Group) Company Limited		18,942		—		1,008		1,278

	2015
(In millions of Korean won)	Operating revenue		Net profit (loss)		Other comprehensive income (loss)		Total comprehensive income (loss)		Dividends received from associates
Korea Information & Technology Fund	￦	33,041	￦	11,088	￦	(2,759)	￦	8,329	￦	—
KT-SB Venture Investment		361		(4,419)		—		(3,036)		11,795
Mongolian Telecommunications		11,354		(302)		(317)		(619)		—
KT Wibro Infra Co., Ltd.		814		3,217		—		3,227		—
KT-CKP New Media Investment Fund		75		(254)		—		(254)		—
QTT Global (Group) Company Limited		10,173		409		(394)		15		—

Details of a reconciliation of the summarized financial information to the carrying amount of interests in the associates and joint ventures as of and for the years end December 31, 2014 and 2015, are as follows:

	2014
(in millions of Korean won)	Net assets		Percentage of ownership	Share in net assets		Goodwill		Intercompany transaction and others		Book value
Korea Information & Technology Fund	￦	368,900	33.3%	￦	122,967	￦	—	￦	—	￦	122,967
KT-SB Venture Investment		45,114	50.0%		22,557		—		—		22,557
Mongolian Telecommunications		18,693	40.0%		7,477		—		—		7,477
KT Wibro Infra Co., Ltd.		261,215	26.2%		68,491		—		—		68,491
KT-CKP New Media Investment Fund		8,025	49.7%		3,986		—		—		3,986
QTT Global (Group) Company Limited		15,853	25.0%		3,963		9,013		—		12,976
How Smartmall Private Special Asset Investment Trust		36,537	80.8%		29,511		—		(1,881)		27,630

	2015
(in millions of Korean won)	Net assets		Percentage of ownership	Share in net assets		Goodwill		Book value
Korea Information & Technology Fund	￦	382,748	33.3%	￦	127,583	￦	—	￦	127,583
KT-SB Venture Investment		9,722	50.0%		4,861		—		4,861
Mongolian Telecommunications		18,708	40.0%		7,483		—		7,483
KT Wibro Infra Co., Ltd.		264,431	26.2%		69,328		—		69,328
KT-CKP New Media Investment Fund		7,772	49.7%		3,860		—		3,860
QTT Global (Group) Company Limited		16,656	25.0%		4,164		9,013		13,177

KT Corporation and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2013, 2014 and 2015

Marketable investments in associates and joint ventures as of December 31, 2014 and 2015, are as follows:

	2014
	Number of shares	Book Value (In millions of Korean won)		Fair Value (In millions of Korean won)
Mongolian Telecommunications	10,348,111	￦	7,477	￦	8,247

	2015
	Number of shares	Book Value (In millions of Korean won)		Fair Value (In millions of Korean won)
Mongolian Telecommunications	10,348,111	￦	7,483	￦	4,884

Due to the suspension of the equity method, the Group has not recognized loss from associates and joint ventures of ￦601 million for the year (2013: ￦17,428 million, 2014: ￦11,425 million). The accumulated comprehensive loss of joint ventures and associates as of December 31, 2015, which was not recognized by the Group is ￦51,597 million (2013: ￦39,571 million, 2014: ￦50,996 million).

15.    Trade and other payables

The Group’s trade and other payables as of December 31, 2014 and 2015, are as follows:

(In millions of Korean won)	2014		2015
Current liabilities
Trade payables	￦	1,200,032	￦	1,290,373
Other payables		5,208,079		4,983,479

Total	￦	6,408,111	￦	6,273,852

Non-current liabilities
Trade payables	￦	6,457	￦	9,944
Other payables		902,735		564,007

Total	￦	909,192	￦	573,951

Details of other payables as of December 31, 2014 and 2015 are as follows:

(In millions of Korean won)	2014		2015
Non-trade payables [1]	￦	3,768,923	￦	3,581,505
Accrued expenses		949,392		921,650
Operating deposits		886,165		885,566
Others		576,334		158,765
Less: non-current		(902,735)		(564,007)

Current	￦	5,208,079	￦	4,983,479

1	Settlement payables of BC Card Co., Ltd. of ￦1,386,081 million related to credit card transactions included as of December 31, 2015 (2014: ￦1,331,249 million).

KT Corporation and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2013, 2014 and 2015

16.	Bonds Payable and Borrowings

Details of bonds payable and borrowings as of December 31, 2014 and 2015, are as follows:

Bonds Payable

(In millions of Korean won and foreign currencies in thousands)			2014				2015
Type	Maturity	Annual interest rates	Foreign currency		Korean won		Foreign currency		Korean won
MTNP notes [1]	Sep. 07, 2034	6.50%	USD	100,000	￦	109,920	USD	100,000	117,200
MTNP notes [1]	July 15, 2015	—	USD	400,000		439,680		—	—
MTNP notes [1]	May 03, 2016	5.88%	USD	200,000		219,840	USD	200,000	234,400
MTNP notes	Jan. 20, 2017	3.88%	USD	350,000		384,720	USD	350,000	410,200
FR notes [2]	Aug. 28, 2018	LIBOR(3M)+1.15%	USD	300,000		329,760	USD	300,000	351,600
MTNP notes	Jan. 29, 2015	—	JPY	5,000,000		46,007		—	—
MTNP notes	Jan. 29, 2016	0.70%	JPY	18,200,000		167,465	JPY	18,200,000	176,906
MTNP notes	Jan. 29, 2018	0.86%	JPY	6,800,000		62,570	JPY	6,800,000	66,097
MTNP notes	Apr. 22, 2017	1.75%	USD	650,000		714,480	USD	650,000	761,800
MTNP notes	Apr. 22, 2019	2.63%	USD	350,000		384,720	USD	350,000	410,200
MTNP notes	Feb. 23, 2018	0.48%		—		—	JPY	15,000,000	145,802
The 167-2nd Public bond	Apr. 20, 2015	—		—		100,000		—	—
The 168-2nd Public bond	June 21, 2015	—		—		90,000		—	—
The 173-2nd Public bond	Aug. 06, 2018	6.62%		—		100,000		—	100,000
The 176-3rd Public bond	May 28, 2016	5.24%		—		260,000		—	260,000
The 177-2nd Public bond	Feb. 09, 2015	—		—		190,000		—	—
The 177-3rd Public bond	Feb. 09, 2017	5.38%		—		170,000		—	170,000
The 179th Public bond	Mar. 29, 2018	4.47%		—		260,000		—	260,000
The 180-1st Public bond	Apr. 26, 2016	4.35%		—		210,000		—	210,000
The 180-2nd Public bond	Apr. 26, 2021	4.71%		—		380,000		—	380,000
The 181-1st Public bond	Aug. 26, 2016	3.94%		—		260,000		—	260,000
The 181-2nd Public bond	Aug. 26, 2018	3.99%		—		90,000		—	90,000
The 181-3rd Public bond	Aug. 26, 2021	4.09%		—		250,000		—	250,000
The 182-1st Public bond	Oct. 28, 2016	4.11%		—		320,000		—	320,000
The 182-2nd Public bond	Oct. 28, 2021	4.31%		—		100,000		—	100,000
The 183-1st Public bond	Dec. 22, 2016	3.81%		—		50,000		—	50,000
The 183-2nd Public bond	Dec. 22, 2021	4.09%		—		90,000		—	90,000
The 183-3rd Public bond	Dec. 22, 2031	4.27%		—		160,000		—	160,000
The 184-1st Public bond	Apr. 10, 2018	2.74%		—		120,000		—	120,000
The 184-2nd Public bond	Apr. 10, 2023	2.95%		—		190,000		—	190,000
The 184-3rd Public bond	Apr. 10, 2033	3.17%		—		100,000		—	100,000
The 185-1st Public bond	Sep. 16, 2018	3.46%		—		200,000		—	200,000
The 185-2nd Public bond	Sep. 16, 2020	3.65%		—		300,000		—	300,000
The 186-1st Public bond	June 26, 2017	2.86%		—		120,000		—	120,000
The 186-2nd Public bond	June 26, 2019	3.08%		—		170,000		—	170,000
The 186-3rd Public bond	June 26.2024	3.42%		—		110,000		—	110,000
The 186-4th Public bond	June 26, 2034	3.70%		—		100,000		—	100,000
The 187-1st Public bond	Sep. 02, 2017	2.69%		—		110,000		—	110,000
The 187-2nd Public bond	Sep. 02, 2019	2.97%		—		220,000		—	220,000
The 187-3rd Public bond	Sep. 02, 2024	3.31%		—		170,000		—	170,000
The 187-4th Public bond	Sep. 02, 2034	3.55%		—		100,000		—	100,000
The 188-1st Public bond	Jan. 29, 2020	2.26%		—		—		—	160,000
The 188-2nd Public bond	Jan. 29, 2025	2.45%		—		—		—	240,000
The 188-3rd Public bond	Jan. 29, 2035	2.71%		—		—		—	50,000
The 32-3rd Public bond	Jan. 22, 2015	—		—		30,000		—	—
The 33rd Public bond	Feb. 11, 2015	—		—		50,000		—	—

KT Corporation and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2013, 2014 and 2015

(In millions of Korean won and foreign currencies in thousands)			2014		2015
Type	Maturity	Annual interest rates	Foreign currency	Korean won	Foreign currency	Korean won
The 36-3rd Public bond	Apr. 30, 2015	—	—	20,000	—	—
The 40-3rd Public bond	Aug. 10, 2015	—	—	20,000	—	—
The 42-3rd Public bond	Nov. 22, 2015	—	—	10,000	—	—
The 43-2nd Public bond	Jan. 28, 2015	—	—	10,000	—	—
The 43-3rd Public bond	Jan. 28, 2016	—	—	30,000	—	—
The 46-3rd Public bond	May 26, 2015	—	—	20,000	—	—
The 46-4th Public bond	May 26, 2016	—	—	20,000	—	—
The 48th Public bond	Aug. 11, 2016	—	—	10,000	—	—
The 50-2nd Public bond	Sep. 21, 2016	—	—	5,000	—	—
The 51-2nd Public bond	Sep. 30, 2016	—	—	20,000	—	—
The 55-2nd Public bond	Nov. 16, 2015	—	—	20,000	—	—
The 55-3rd Public bond	Nov. 16, 2016	—	—	5,000	—	—
The 57-2nd Public bond	Jan. 05, 2016	—	—	20,000	—	—
The 57-3rd Public bond	Jan. 05, 2017	—	—	30,000	—	—
The 58-2nd Public bond	July 10, 2015	—	—	20,000	—	—
The 59-1st Public bond	May 25, 2015	—	—	20,000	—	—
The 59-2nd Public bond	May 25, 2016	—	—	20,000	—	—
The 59-3rd Public bond	May 25, 2017	—	—	40,000	—	—
The 60th Public bond	July 13, 2015	—	—	40,000	—	—
The 61st Public bond	Sep. 22, 2017	—	—	45,000	—	—
Asset backed short-term bond	Feb. 27, 2015	—	—	25,000	—	—
The 62-1st Public bond	Aug. 27, 2015	—	—	20,000	—	—
The 62-2nd Public bond	Oct. 11, 2017	—	—	50,000	—	—
The 63rd Public bond	Sep. 27, 2017	—	—	40,000	—	—
The 64-1st Public bond	Oct. 29, 2015	—	—	20,000	—	—
The 64-2nd Public bond	Dec. 21, 2017	—	—	50,000	—	—
The 65th Public bond	Mar. 22, 2018	—	—	55,000	—	—
The 66th Public bond	Apr. 02, 2018	—	—	54,000	—	—
The 67-1st Public bond	Mar. 22, 2017	—	—	30,000	—	—
The 67-2nd Public bond	Mar. 22, 2018	—	—	40,000	—	—
The 67-3rd Public bond	Mar. 22, 2020	—	—	20,000	—	—
The 68-1st Public bond	Apr. 30, 2016	—	—	40,000	—	—
The 68-2nd Public bond	Apr. 30, 2017	—	—	10,000	—	—
The 69-2nd Public bond	June 27, 2016	—	—	20,000	—	—
The 69-3rd Public bond	June 27, 2018	—	—	20,000	—	—
The 70-1st Public bond	Oct. 28, 2016	—	—	40,000	—	—
The 70-2nd Public bond	Oct. 28, 2018	—	—	10,000	—	—
The 71-1st Public bond	Nov. 29, 2016	—	—	10,000	—	—
The 71-2nd Public bond	Nov. 29, 2020	—	—	30,000	—	—
The 72-1st Public bond	Dec. 23, 2015	—	—	10,000	—	—
The 72-2nd Public bond	Dec. 23, 2016	—	—	30,000	—	—
The 73-1st Public bond	Mar. 17, 2016	—	—	30,000	—	—
The 73-2nd Public bond	Sep. 17, 2017	—	—	20,000	—	—
The 74th Public bond	Oct. 02, 2017	—	—	50,000	—	—
The 75-1st Public bond	Nov. 23, 2015	—	—	50,000	—	—
The 75-2nd Public bond	Nov. 21, 2017	—	—	50,000	—	—
Asset backed short-term bond	Jan. 13, 2015	—	—	10,000	—	—
Unsecured private convertible bond	Jan. 20, 2016	—	—	15,000	—	—
Unsecured public bond in won	Jan. 24, 2016	3.43%	—	30,000	—	30,000

KT Corporation and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2013, 2014 and 2015

(In millions of Korean won and foreign currencies in thousands)			2014			2015
Type	Maturity	Annual interest rates	Foreign currency	Korean won		Foreign currency	Korean won
The 16th unsecured bond	Apr. 23, 2015	—	—		80,000	—		—
The 17th unsecured bond	Apr. 22, 2018	1.89%	—		—	—		60,000
The 2nd convertible preferred stock	Oct. 17, 2015	—	—		2,100	—		—
The 28-2nd Public bond	Apr. 05, 2016	—	—		65,000	—		—
The 29th Public bond	Sep. 05, 2016	—	—		45,000	—		—
The 31-1st Public bond	June 15,2015	—	—		100,000	—		—
Unsecured private convertible bond	Sep. 30, 2018	—	—		179	—		—
The 32-1st Public bond	Nov. 20, 2015	—	—		100,000	—		—
The 32-2nd Public bond	Nov. 20, 2017	—	—		100,000	—		—
The 33rd Public bond	Mar. 21, 2018	—	—		53,000	—		—
The 31-2nd Public bond	June 15, 2017	—	—		100,000	—		—
The 34th Public bond	Mar. 21, 2018	—	—		54,000	—		—
The 36th Public bond	June 21, 2018	—	—		50,000	—		—
The 37th Public bond	June 21, 2018	—	—		50,000	—		—
The 38-1st Public bond	Nov. 20, 2015	—	—		40,000	—		—
The 38-2nd Public bond	Nov. 20, 2016	—	—		60,000	—		—
The 39-1st Public bond	Aug. 28, 2017	—	—		150,000	—		—
The 39-2nd Public bond	Aug. 28, 2019	—	—		50,000	—		—
The 40-1st Public bond	Oct. 31, 2017	—	—		50,000	—		—
The 40-2nd Public bond	Oct. 31, 2019	—	—		50,000	—		—

					10,532,441			7,924,205
Less: Current portion					(1,597,732)			(1,540,771)
Discount on bonds					(28,258)			(20,480)
Add: Premium on bonds redemption					1,483			—
Conversion right adjustment					12			—

Total				￦	8,907,946		￦	6,362,954

1	As of December 31, 2015, the Controlling Company has outstanding notes in the amount of USD 300 million with fixed interest rates under Medium Term Note Program (“MTNP”) registered in the Singapore Stock Exchange, which allowed issuance of notes of up to USD 2,000 million. However, the MTN Program has been suspended since 2007.

2	Libor (3M) are approximately 0.612 % as of December 31, 2015.

KT Corporation and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2013, 2014 and 2015

Short-term borrowings

(In millions of Korean won and foreign currencies in thousands)			2014				2015
Financial institution	Type	Annual interest rates as	Foreign Currency		Korean won		Foreign Currency	Korean Won
Shinhan Bank	Commercial papers	—		—	￦	140,000	—	￦	—
	Commercial papers	—	VND	32,000,000		1,667	—		—
	Commercial papers	—	USD	2,000		2,198	—		—
	General loan	3.42%		—		101,200	—		100,000
	Credit loan	—		—		12,383	—		—
	Usance	2.54%~3.77%		—		19,000	—		31,000
	Facility loans	—		—		40,000	—		—
Standard Chartered Bank	Secured loans	2.86%		—		10,000	—		8,000
Samsung Securities	Commercial papers	—		—		50,000	—		—
Korea Investment & Securities Co., Ltd.	Commercial papers	—		—		230,000	—		—
Woori Bank	Commercial papers	—	VND	61,756,000		3,218	—		—
	General loans	—		—		1,246	—		—
	Credit loan	3.97%		—		—	—		346
	Usance	2.67%~2.75%		—		—	—		6,000
Korea Exchange Bank	Commercial papers	—		—		50,000	—		—
	Credit loans	—		—		4,000	—		—
	Revolving loan	—		—		2,000	—		—
Kookmin Bank	General loans	—		—		3,500	—		—
	Facility loans	—		—		50,000	—		—
	Credit loans	3.97%		—		1,000	—		1,452
	Commercial papers	—		—		25,000	—		—
Citibank	Usance	—		—		11,000	—		—
Korea Development Bank	Credit loans	3.52%		—		10,000	—		15,000
	General loans	—		—		80,000	—		—
	Usance	2.25%		—		—	—		5,100
IBK Bank	Credit loans	5.61%		—		6,000	—		4,000
KT Capital	Credit loans	3.80%~4.95%		—		—	—		3,900
NH Investment & Securities	Commercial papers	—		—		25,000	—		—
HYUNDAI Securities	Commercial papers	—		—		30,000	—		—
Woori Investment & Securities	Commercial papers	—		—		10,000	—		—
KTB Investment & Securities	Commercial papers	—		—		70,000	—		—
Hana Daetoo Securities Co., Ltd.	Commercial papers	—		—		5,000	—		—
NongHyup Bank	Facility loans	—		—		50,000	—		—
Shinyoung Securities Co., Ltd.	Commercial papers	—		—		55,000	—		—
UFJ Bank	LC	—	JPY	194,236		1,943	—		—

Total					￦	1,100,355		￦	174,798

KT Corporation and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2013, 2014 and 2015

Long-term borrowings

(In millions of Korean won and foreign currencies in thousands)			2014			2015
Financial institution	Type	Annual interest rates	Foreign currency	Korean won		Foreign currency		Korean won
Shinhan Bank	Informatization promotion funds [1]	—	—	￦	1,539		—	￦	—
	General loans	2.54%~4.20%	—		21,000		—		32,000
	Facility loans	2.50%	—		100,320		—		2,497
	Vessel facility loans	1.03%	—		—	USD	27,000		31,644
Export-Import Bank of Korea	Inter-Korean Cooperation Fund [1]	2.00%	—		5,922		—		5,428
Korea Exchange Bank	General loans	—	—		25,210		—		—
National Federation of Fisheries Cooperatives	General loans	—	—		50,000		—		—
NH Bank	General loans	—	—		58,000		—		—
	Facility loans	2.00%	—		183		—		123
Korea Development Bank	General loans	—	—		20,000		—		—
	Facility loans	—	—		170,000		—		—
Industrial Bank of Korea	Facility loans	—	—		167		—		—
Samsung Securities	Commercial papers	—	—		100,000		—		—
HYUNDAI Securities	Commercial papers	—	—		160,000		—		—
IBK Securities	Commercial papers	—	—		50,000		—		—
Shinhan invest corp	Commercial papers	—	—		40,000		—		—
NH Investment & Security Co., Ltd	Commercial papers	3.17%	—		300,000		—		300,000
The Jeonbuk Bank Ltd	General loans	—	—		20,000		—		—
	Facility loans	—	—		30,000		—		—
Others	Redeemable convertible preferred stock [2]	—	—		56,768		—		950
	Kookmin Bank and other	2.11%~2.45%	—		243	USD	156,768		183,732

					1,209,352				556,374
Less: Current portion					(257,557)				(10,529)

	Total			￦	951,795			￦	545,845

1	The above Informatization Promotion Funds are repayable in installments over three years after a two-year grace period, while Inter-Korean Cooperation Fund is repayable in installments over 13 years after a seven-year grace period.

2	Skylife TV Co., Ltd., a subsidiary of the Group, issued 1,900,000 of redeemable convertible preferred stock with a par value per share of ￦500 in 2010.

KT Corporation and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2013, 2014 and 2015

Repayment schedule of the Group’s bonds payable and borrowings including the portion of current liabilities as of December 31, 2015, is as follows:

	Bonds						Borrowings						Total
(in millions of Korean won)	In local currency		In foreign currency		Sub-total		In local currency		In foreign currency		Sub-total
2016	￦	1,130,000		￦411,306	￦	1,541,306	￦	178,295	￦	7,032	￦	185,327	￦	1,726,633
2017		400,000		1,172,000		1,572,000		1,936		42,203		44,139		1,616,139
2018		830,000		563,499		1,393,499		31,512		53,927		85,439		1,478,938
2019		390,000		410,200		800,200		300,518		53,927		354,445		1,154,645
Thereafter		2,500,000		117,200		2,617,200		3,535		58,287		61,822		2,679,022

Total	￦	5,250,000	￦	2,674,205	￦	7,924,205	￦	515,796	￦	215,376	￦	731,172	￦	8,655,377

Book value and fair value of the Group’s bonds payable and borrowings as of December 31, 2014 and 2015, are as follows:

	2014				2015
(in millions of Korean won) Type	Book Value		Fair Value		Book Value		Fair Value
Bonds payable	￦	10,505,678	￦	10,537,442	￦	7,903,725	￦	7,965,097
Long-term borrowings (Including current borrowings)		1,209,352		1,183,645		556,374		544,991
Short-term borrowings		1,100,355		1,100,355		174,798		174,798

Total	￦	12,815,385	￦	12,821,442	￦	8,634,897	￦	8,684,886

The fair values of bonds payable and long-term borrowings are calculated by discounting the expected future cash flows at weighted average borrowing rate. The weighted average borrowing rate is approximately 1.03% ~ 4.20% as of December 31, 2015 (2014: 3.36% ~ 4.28%).

17.    Provisions

The changes in provisions for the years ended December 31, 2014 and 2015, are as follows:

	2014
(in millions of Korean won)	Litigation		Asset retirement obligation		Others		Total
Balance at 2014.1.1	￦	50,912	￦	105,279	￦	92,125	￦	248,316
Increase (Transfer)		4,574		5,515		61,342		71,431
Usage		(11,988)		(4,022)		(43,285)		(59,295)
Reversal		(23,259)		(9,549)		(9,963)		(42,771)
Changes in scope of consolidation		—		899		(711)		188

Balance at 2014.12.31	￦	20,239	￦	98,122	￦	99,508	￦	217,869

Current portion		20,239		718		90,482		111,439
Non-current portion		—		97,404		9,026		106,430

	2015
(in millions of Korean won)	Litigation		Asset retirement obligation		Others		Total
Balance at 2015.1.1	￦	20,239	￦	98,122	￦	99,508	￦	217,869
Increase (Transfer)		10,633		6,093		15,162		31,888
Usage		(6,860)		(7,498)		(23,625)		(37,983)
Reversal		(6,488)		(4,890)		(5,124)		(16,502)

Balance at 2015.12.31	￦	17,524	￦	91,827	￦	85,921	￦	195,272

Current portion		17,524		1,124		85,259		103,907
Non-current portion		—		90,703		662		91,365

KT Corporation and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2013, 2014 and 2015

18.    Net Defined Benefit Liabilities

The amounts recognized in the statements of financial position are determined as follows:

(in millions of Korean won)	2014		2015
Present value of defined benefit obligations	￦	1,460,957	￦	1,601,974
Fair value of plan assets		(867,119)		(1,077,891)

Liabilities	￦	593,838	￦	524,083

The changes in the defined benefit obligations for the years ended December 31, 2014 and 2015, are as follows:

(in millions of Korean won)	2014		2015
Beginning	￦	1,636,593	￦	1,460,957
Current service cost		184,870		200,994
Interest expense		48,863		40,641
Benefit paid		(131,796)		(119,366)
Losses on settlements of plan		666,299		—
Changes due to settlements of plan [1]		(1,321,683)		—
Remeasurements:
Actuarial gains and losses arising from changes in demographic assumptions		27,745		(8,637)
Actuarial gains and losses arising from changes in financial assumptions		204,847		47,230
Actuarial gains and losses arising from experience adjustments		73,819		8,469
Changes in scope of Consolidation		71,400		(28,314)

Ending	￦	1,460,957	￦	1,601,974

1	The payment of the benefits for voluntary retirement amounts to ￦1,215,407 million in 2014.

Changes in the fair value of plan assets for the years ended December 31, 2014 and 2015, are as follows:

(in millions of Korean won)	2014		2015
Beginning	￦	1,050,510	￦	867,119
Interest income		30,966		23,848
Remeasurements:
Return on plan assets (excluding amounts included in interest income)		(5,775)		(2,901)
Benefits paid		(61,085)		(88,490)
Changes due to settlements of plan [1]		(381,501)		—
Employer contributions		182,904		297,967
Changes in scope of consolidation		51,100		(19,652)

Ending	￦	867,119	￦	1,077,891

1	The payment from the plan assets for voluntary retirement amounts to ￦307,268 million in 2014.

KT Corporation and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2013, 2014 and 2015

Amounts recognized in the statements of income for the years ended December 31, 2014 and 2015, 2013 are as follows:

(in millions of Korean won)	2013		2014		2015
Current service cost	￦	210,466	￦	184,870	￦	200,994
Net Interest cost		14,927		17,897		16,793
Losses on settlements		2,171		666,299		—
Transfer out		(10,502)		(6,173)		(11,942)
Transfer to discontinued operation		(4,545)		(5,721)		(3,031)

Total expenses	￦	212,517	￦	857,172	￦	202,814

Principal actuarial assumptions used are as follows:

	2013.12.31	2014.12.31	2015.12.31
Discount rate	3.10% ~ 4.05%	2.37% ~ 3.80%	1.95% ~ 2.70%
Future salary increase	2.10% ~ 8.44%	2.00% ~ 8.10%	1.12% ~ 7.27%

As of December 31, 2015, total amounts of the plan assets are invested in principal and interest-guaranteed financial instruments.

The sensitivity of the defined benefit obligations as of December 31, 2015, to changes in the weighted principal assumptions is:

	Effect on defined benefit obligation
(in percentage, in millions of Korean won)	Changes in principal assumption		Increase in principal assumption		Decrease in principal assumption
Discount rate	0.5	% point	￦	(69,064)	￦	70,730
Salary growth rate	0.5	% point		67,813		(66,475)

A decrease in corporate bond yields will increase plan liabilities, although this will be partially offset by an increase in the value of the plans’ bond holdings.

The above sensitivity analyses are based on an assumption while holding all other assumptions constant. In practice, this is unlikely to occur, and changes in some of the assumptions may be correlated. The sensitivity of the defined benefit obligation to changes in principal actuarial assumptions is calculated using the projected unit credit method, the same method applied when calculating the defined benefit obligations recognized on the statement of financial position.

The Group annually reviews funding levels of plan assets and has plan asset policies that require maintaining the funding level of the Group equal to or more than the level required under the Employee Retirement Benefit Security Act. Expected contributions to post-employment benefit plans for the year ending December 31, 2016, are ￦313,346 million.

Expected maturity analysis of undiscounted pension benefits as of December 31, 2015, is as follows:

(in millions of Korean won)	Less than 1 year		Between 1 and 2 years		Between 2 and 5 years		Over 5 years		Total
Pension benefits	￦	114,154	￦	121,367	￦	402,614	￦	3,806,911	￦	4,445,046

The weighted average duration of the defined benefit obligations is 9.8 years.

KT Corporation and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2013, 2014 and 2015

19.    Defined Contribution Plan

Recognized expense related to the defined contribution plan for the year ended December 31, 2015, is ￦35,699 million (2013: ￦23,857 million, 2014: ￦25,423 million).

20. Commitments and Contingencies

As of December 31, 2015, major commitments with local financial institutions are as follows:

(In millions of Korean won and foreign currencies in thousands)	Financial institution	Currency	Limit	Used amount
Bank overdraft	Kookmin Bank and others	KRW	1,869,800	3,698
Commercial papers Factoring	KEB Hana Bank and others	KRW	520,000	300,000
Collateralized loan on accounts receivable-trade	Kookmin Bank and others	KRW	720,000	19,469
Plus electronic notes payable	Shinhan Bank	KRW	50,000	374
Loans for working capital	Industrial Bank of Korea and others	KRW	243,100	105,100
	Woori Bank	USD	960	—
Comprehensive credit line	KEB Hana Bank	KRW	35,000	4,030
Green energy factoring	Kookmin Bank and others	KRW	387	185
FX forward trading commitment	Industrial Bank of Korea	USD	11,500	—
Facility loans	Korea Development Bank and others	KRW	40,000	—
Inter-Korea Cooperation Fund	Export-Import Bank of Korea	KRW	37,700	5,428
Total		KRW	3,515,987	438,284
		USD	12,460	—

As of December 31, 2015, guarantees received from financial institutions are as follows:

(In millions of Korean won and foreign currencies in thousands)	Financial institution	Currency		Limit
Performance guarantee	Seoul Guarantee Insurance and others	KRW		97,482
		USD		5,123
		DZD	[1]	25,863
Guarantee for import letters of credit	Kookmin Bank and others	USD		5,980
Guarantee for payment in foreign currency	KEB Hana Bank and others	PLN	[2]	23,000
		USD		87,242
Guarantee for payment in local currency	Woori Bank and others	KRW		11,604
Guarantee for refund advance payments	Export-Import Bank of Korea	USD		87,928
Bid guarantee	Korea Software Financial Cooperative	KRW		74,945
Performance guarantee /Warranty guarantee	Korea Software Financial Cooperative	KRW		227,385
Guarantee for advances received/others	Korea Software Financial Cooperative and others	KRW		56,344
Warranty guarantee	Seoul Guarantee Insurance	KRW		461
Guarantees for accounts receivable from the handset sales	Seoul Guarantee Insurance	KRW		578,904
Guarantees for licensing	Seoul Guarantee Insurance	KRW		12,581
Guarantees for deposits	Seoul Guarantee Insurance	KRW		5,135
Guarantees for public sale	Seoul Guarantee Insurance	KRW		80
	Total	KRW		1,064,921
		USD		186,273
		DZD	[1]	25,863
		PLN	[2]	23,000

1	Algeria Dinar.

2	Polish Zloty.

KT Corporation and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2013, 2014 and 2015

As of December 31, 2015, guarantees provided by the Group for third parties, are as follows:

(in millions of Korean won)	Creditor	Limit		Used amount		Period
Individuals with the right of ownership of Gyeryeong Rishivill II Apartment	Shinhan Bank	￦	50,000	￦	49,748	Jun. 10, 2014 ~ May 31, 2016
Individuals with the right of ownership of Busan Lotte Castle Blue Ocean Apartment	Shinhan Bank	￦	56,550	￦	9,395	July 31, 2015 ~Nov. 30, 2017

The Controlling Company is jointly and severally obligated with KT Sat Co., Ltd. to pay KT Sat Co., Ltd.’s liabilities prior to spin-off. As of December 31, 2015, the Company and KT Sat Co., Ltd. are jointly and severally liable for reimbursement of ￦6,951 million.

During the year ended December 31, 2015, the Company entered into agreements with the Securitization Specialty Companies Olleh KT Nineteenth to Twenty-fourth Securitization Specialty Co., Ltd. (2014: Olleh KT Thirteenth to Eighteenth Securitization Specialty Co., Ltd.), and disposed of its trade receivables related to handset sales. The Company also entered into asset management agreements with each securitization specialty company and will receive the related management fees.

As of December 31, 2015, the Group is a defendant in 194 lawsuits, with an aggregate amount of ￦85,833 million (2014: ￦230,006 million). As of December 31, 2015, litigation provisions of ￦17,524 million for various pending lawsuits and unasserted claims are recorded as liabilities for potential loss in the ordinary course of business. The Group cannot yet predict the final outcomes of the cases because these matters involve significant uncertainties related to the legal theory or the nature of the claims as well as the complexity of the facts.

On March 6, 2014, the website of the Controlling Company was accessed by hackers and personal information of the customers was stolen. There are lawsuits against the Controlling Company over this breach seeking damages of approximately ￦6,661 million. The resolution of the lawsuit cannot yet be reasonably predicted. Also, there may be more lawsuits to be filed against the Controlling Company in the future. However, the size and result of any potential lawsuits cannot yet be reasonably predicted since it is not sure yet whether the customers whose personal information was stolen would litigate or not.

Asia Broadcast Satellite Holdings Ltd. (ABS) sued the Controlling Company and its subsidiary, KT Sat, at the International Court of Arbitration of the International Chamber of Commerce on December 31, 2013, for the ownership and compensation of damages due to the sales contract of the satellite KOREASAT. In addition, ABS sued the Controlling Company and KT Sat at the International Centre for Dispute Resolution of the American Arbitration Association on December 24, 2013, for the compensation of damages from the breach of entrustment contract. Currently, the mediator selection process for the Controlling Company, KT Sat and ABS is complete, and the process of arbitration is in progress. The final outcome of this arbitration cannot yet be predicted.

According to the financial and other covenants included in certain bonds and borrowings, the Group is required to maintain certain financial ratios such as debt-to-equity ratio, use the funds for the designated purpose and report to the creditors periodically. The covenant also contains restriction on provision of additional collateral and disposal of certain assets. As of December 31, 2015, the Group is in compliance with the related covenants.

KT Corporation and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2013, 2014 and 2015

21.    Lease

The Group’s non-cancellable lease arrangements are as follows:

The Group as the Lessee

Finance Lease

Details of finance lease assets as of December 31, 2014 and 2015, are as follows:

(in millions of Korean won)	2014		2015
Acquisition costs	￦	94,247	￦	285,932
Accumulated depreciation		(39,032)		(122,617)

Net balance	￦	55,215	￦	163,315

As of December 31, 2015, the Group recognizes financial lease assets as other property and equipment. The related depreciation amounted to ￦72,297 million (2014: ￦97,494 million) for the year ended December 31, 2015.

Details of future minimum lease payments as of December 31, 2014 and 2015, under finance lease contracts are summarized below:

(in millions of Korean won)	2014		2015
Total amount of minimum lease payments
Within one year	￦	22,516	￦	78,996
From one year to five years		37,382		105,555

Total	￦	59,898	￦	184,551

Unrealized interest expense		4,891		(28,354)

Net amount of minimum lease payments
Within one year		20,155		61,175
From one year to five years		34,852		95,022

Total	￦	55,007	￦	156,197

Operating Lease

Details of future minimum lease payments as of December 31, 2014 and 2015, under operating lease contracts are summarized below:

(in millions of Korean won)	2014		2015
Within one year	￦	77,727	￦	110,771
From one year to five years		312,305		297,027
Thereafter		165,799		77,859

Total	￦	555,831	￦	485,657

Operating lease expenses incurred for the years ended December 31, 2013, 2014 and 2015, amounted to ￦104,883 million, ￦125,430 million, and ￦111,776 million, respectively.

KT Corporation and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2013, 2014 and 2015

The Group as the Lessor

Finance Lease

Details of finance lease assets as of December 31, 2014, are as follows:

(in millions of Korean won)	Minimum lease receipts		Gross investment in the lease		Unaccrued interest		Net investment in the lease
Within one year	￦	286,570	￦	286,570	￦	(20,794)	￦	265,776
From one year to five years		363,277		363,277		(24,116)		339,161
Thereafter		874		874		(65)		809

Total	￦	650,721	￦	650,721	￦	(44,975)	￦	605,746

Details of finance lease assets as of December 31, 2015, are as follows:

(in millions of Korean won)	Minimum lease receipts		Gross investment in the lease		Unaccrued interest		Net investment in the lease
Within one year	￦	6,375	￦	6,375	￦	(358)	￦	6,017
From one year to five years		8,814		8,814		(186)		8,628

Total	￦	15,189	￦	15,189	￦	(544)	￦	14,645

Details of bad debts allowance for finance lease receivables as of December 31, 2014 and 2015, are as follows:

(in millions of Korean won)	2014		2015
Within one year	￦	6,794	￦	278
From one year to five years		14,412		109
Thereafter		127		—

Total	￦	21,333	￦	387

Operating Lease

Details of operating lease assets as of December 31, 2014 and 2015, are as follows:

(in millions of Korean won)	2014		2015
Acquisition costs	￦	2,698,249	￦	—
Accumulated depreciation		(754,531)		—

Net balance [1]	￦	1,943,718	￦	—

1	Due to disposal of KT Rental, there are no operating lease assets as of December 31, 2015.

Details of future minimum lease payments as of December 31, 2014 and 2015, under operating lease contracts are summarized below:

(in millions of Korean won)	2014		2015
Within one year	￦	547,194	￦	—
From one year to five years		673,117		—

Total [1]	￦	1,220,311	￦	—

1	Due to disposal of KT Rental, there are no operating lease assets as of December 31, 2015.

KT Corporation and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2013, 2014 and 2015

22.    Capital Stock

As of December 31, 2014 and 2015, the Company’s number of authorized shares is one billion.

	2014			2015
	Number of outstanding shares	Par value per share (Korean won)	Common stock (in millions of Korean won)	Number of outstanding shares	Par value per share (Korean won)	Common stock (in millions of Korean won)
Common stock [1]	261,111,808	￦5,000	￦1,564,499	261,111,808	￦5,000	￦1,564,499

1	The Company retired 51,787,959 treasury shares against retained earnings. Therefore, the common stock amount differs from the amount resulting from multiplying the number of shares issued by ￦5,000 par value per share of common stock.

23.    Retained Earnings

Details of retained earnings as of December 31, 2014 and 2015, are as follows:

(in millions of Korean won)	2014		2015
Legal reserve [1]	￦	782,249	￦	782,249
Voluntary reserves [2]		4,824,695		4,738,028
Unappropriated retained earnings		2,961,455		3,529,694

Total	￦	8,568,399	￦	9,049,971

1	The Commercial Code of the Republic of Korea requires the Company to appropriate, as a legal reserve, an amount equal to a minimum of 10% of cash dividends paid until such reserve equals 50% of its issued capital stock. The reserve is not available for the payment of cash dividends, but may be transferred to capital stock with the approval of the Group’s Board of Directors or used to reduce accumulated deficit, if any, with the ratification of the Group’s majority shareholders.

2	The provision of research and development of human is separately accumulated with tax reserve fund during earned surplus disposal by Tax Reduction and Exemption Control Act of Korea. Reversal of this provision can be paid out as dividends according to related tax law.

24.    Accumulated Other Comprehensive Income and Other Components of Equity

As of December 31, 2014 and 2015, the details of the Controlling Company’s accumulated other comprehensive income are as follows:

(in millions of Korean won)	2014		2015
Investments in associates and joint ventures	￦	(8,955)	￦	(10,312)
Loss on derivatives		(37,158)		(23,234)
Gain of valuation on available-for-sale		76,725		52,415
Foreign currency translation adjustment		(4,822)		(4,999)

Total	￦	25,790	￦	13,870

KT Corporation and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2013, 2014 and 2015

Changes in accumulated other comprehensive income for the years ended December 31, 2014 and 2015, are as follows:

	2014
(in millions of Korean won)	Beginning		Increase /decrease		Reclassification as gain or loss		Ending
Investments in associates and joint ventures	￦	(12,681)	￦	3,726	￦	—	￦	(8,955)
Gain or loss on derivatives		(9,337)		16,974		(44,795)		(37,158)
Gain or loss of valuation on available-for-sale		55,836		20,889		—		76,725
Foreign currency translation adjustment		(9,280)		4,458		—		(4,822)

Total	￦	24,538	￦	46,047	￦	(44,795)	￦	25,790

	2015
(in millions of Korean won)	Beginning		Increase /decrease		Reclassification as gain or loss		Ending
Investments in associates and joint ventures	￦	(8,955)	￦	(1,357)	￦	—	￦	(10,312)
Gain or loss on derivatives		(37,158)		49,920		(35,996)		(23,234)
Gain or loss of valuation on available-for-sale		76,725		(6,249)		(18,061)		52,415
Foreign currency translation adjustment		(4,822)		(177)		—		(4,999)

Total	￦	25,790	￦	42,137	￦	(54,057)	￦	13,870

As of December 31, 2014 and 2015, the other components of equity are as follows:

(in millions of Korean won)	2014		2015
Treasury stock [1]	￦	(866,316)	￦	(866,156)
Loss on disposal of treasury stock [2]		(21,847)		2,869
Share-based payments		3,627		3,737
Others [3]		(376,173)		(373,313)

Total	￦	(1,260,709)	￦	(1,232,863)

1	During the year ended December 31, 2015, the Group granted 3,008 treasury shares as share-based payment.

2	The amount directly reflected in equity is ￦16 million (2014: ￦9 million) as of December 31, 2015.

3	Profit or loss incurred from transactions with non-controlling interest and investment difference incurred from change in proportion of subsidiaries are included.

As of December 31, 2014 and 2015, the details of treasury stock are as follows:

	2014		2015
Number of shares		16,249,100		16,262,008
Amounts (In millions of Korean won)	￦	866,316	￦	866,156

Treasury stock is expected to be used for the stock compensation for the Group’s directors and employees and other purposes.

KT Corporation and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2013, 2014 and 2015

25.    Share-Based Payments

The details of share-based payments as of December 31, 2015, are as follows:

9th
Grant date	April 29, 2015
Grantee	CEO, inside directors, outside directors, executives
Vesting conditions	Service condition: 1 year Non-market performance condition: achievement of performance
Fair value per option (in Korean won)	￦30,900
Total compensation costs (in Korean won)	￦3,737 million
Estimated exercise date (exercise date)	During 2016
Valuation method	Fair value method

The changes in the number of stock options and the weighted-average exercise price as of December 31, 2014 and 2015, are as follows:

	2014
	Beginning	Granted	Expired	Forfeited	Exercised [1]	Ending	Number of shares exercisable
7th grant	282,228	—	278,175	—	4,053	—	—
8th grant	—	251,833	—	—	—	251,833	—

Total	282,228	251,833	278,175	—	4,053	251,833	—

	2015
	Beginning	Granted	Expired	Forfeited	Exercised [1]	Ending	Number of shares exercisable
8th grant	251,833	—	248,825	—	3,008	—	—
9th grant	—	263,123	—	—	—	263,123	—

Total	251,833	263,123	248,825	—	3,008	263,123	—

1	The weighted average price of common stock at the time of exercise during 2015 was ￦30,900 (2014: ￦32,500).

26.    Operating Revenues

Operating revenues for the years ended December 31, 2013, 2014 and 2015, are as follows:

(in millions of Korean won)	2013		2014		2015
Sales of services	￦	18,878,487	￦	19,107,078	￦	19,455,693
Sale of goods		3,939,730		3,252,202		2,755,980
Others		327,803		253,433		488,183

Total	￦	23,146,020	￦	22,612,713	￦	22,699,856

KT Corporation and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2013, 2014 and 2015

27.    Operating Expenses

Operating expenses for the years ended December 31, 2013 and 2014 and 2015, are as follows:

(in millions of Korean won)	2013		2014		2015
Salaries and wages	￦	3,220,022	￦	3,918,750	￦	3,303,484
Depreciation		2,766,205		2,760,915		2,756,131
Amortization of intangible assets		438,063		564,779		582,467
Commissions		1,222,347		1,355,169		1,036,852
Interconnection charges		885,479		797,329		689,293
International interconnection fee		265,467		238,404		231,060
Purchase of inventories		3,503,838		3,508,689		3,963,036
Changes of inventories		261,415		254,735		(198,028)
Sales commission		2,313,861		2,628,978		1,856,595
Service Cost		1,834,438		1,280,506		1,163,887
Utilities		309,142		313,329		319,303
Taxes and Dues		250,349		232,056		256,958
Rent		429,950		451,365		469,950
Insurance premium		262,712		210,711		211,104
Installation fee		260,498		317,684		249,413
Advertising expenses		153,387		152,122		177,348
Research and development expenses		171,487		192,034		183,821
Card service cost		2,702,278		2,883,060		2,959,765
Provision		158,881		119,431		97,935
Others		1,501,616		1,211,507		1,312,414

Total	￦	22,911,435	￦	23,391,553	￦	21,622,788

Details of salaries and wages for the years ended December 31, 2013, 2014 and 2015, are as follows:

(in millions of Korean won)	2013		2014		2015
Short-term employee benefits	￦	2,967,060	￦	2,627,785	￦	3,055,699
Post-employment benefits (Defined benefit plan)		212,517		857,172		202,814
Post-employment benefits (Defined contribution plan)		23,857		25,423		35,699
Post-employment benefits (Others)		12,506		404,743		5,535
Share-based payment		4,082		3,627		3,737

Total	￦	3,220,022	￦	3,918,750	￦	3,303,484

28.    Financial Income and Expenses

Details of financial income for the years ended December 31, 2013, 2014 and 2015, are as follows:

(in millions of Korean won)	2013		2014		2015
Interest income	￦	107,551	￦	80,244	￦	70,035
Gain on foreign currency transactions		37,368		37,226		18,766
Gain on foreign currency translation		106,102		34,749		11,280
Gain on settlement of derivatives		13,878		2,134		368
Gain on valuation of derivatives		627		93,235		141,512
Gain on disposal of available-for-sale financial assets		11,077		3,758		27,843
Others		1,366		1,743		3,056

Total	￦	277,969	￦	253,089	￦	272,860

KT Corporation and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2013, 2014 and 2015

Details of financial expenses for the years ended December 31, 2013, 2014 and 2015, are as follows:

	2013		2014		2015
Interest expenses	￦	436,374	￦	475,084	￦	385,925
Loss on foreign currency transactions		31,563		25,961		42,831
Loss on foreign currency translation		17,367		126,074		175,613
Loss on settlement of derivatives		16,384		35,240		6,280
Loss on valuation of derivatives		105,690		25,357		1,733
Loss on disposal of trade receivables		8,009		16,464		2,539
Impairment loss on available-for-sale financial assets		5,053		70,022		1,805
Others		13,018		17,998		28,605

	￦	633,458	￦	792,200	￦	645,331

29.    Deferred Income Tax and Income Tax Expense

The analyses of deferred tax assets and deferred tax liabilities as of December 31, 2014 and 2015, are as follows:

(in millions of Korean won)	2014		2015
Deferred tax assets
Deferred tax assets to be recovered within 12 months	￦	273,120	￦	308,838
Deferred tax assets to be recovered after more than 12 months		1,416,347		1,182,043

		1,689,497		1,490,881

Deferred tax liabilities
Deferred tax liability to be recovered within 12 months		(1,058)		(14,188)
Deferred tax liability to be recovered after more than 12 months		(753,581)		(760,946)

		(754,639)		(775,134)

Deferred tax assets after offsetting	￦	1,078,792	￦	845,397
Deferred tax liabilities after offsetting	￦	143,964	￦	129,650

The gross movements on the deferred income tax account for the years ended December 31, 2014 and 2015, are calculated as follows:

(in millions of Korean won)	2014		2015
Beginning	￦	537,479	￦	934,828
Charged (credited) to the income statement		317,115		(232,134)
Charged (credited) to other comprehensive income		75,104		21,977
Changes in scope of consolidation		5,130		(8,924)

Ending	￦	934,828	￦	715,747

KT Corporation and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2013, 2014 and 2015

The movement in deferred income tax assets and liabilities during the year, without taking into consideration the offsetting of balances within the same tax jurisdiction, is as follows:

(in millions of Korean won)	2014
	Beginning		Income statement		Other comprehensive income		Changes in scope of consolidation		Ending
Deferred tax liabilities
Derivative financial assets	￦	(413)	￦	(118)	￦	—	￦	109	￦	(422)
Available-for-sale financial assets		(33,852)		(71)		(7,076)		183		(40,816)
Investment in joint venture and associates		(32,572)		(10,986)		(1,120)		—		(44,678)
Advanced depreciation provision		(238,230)		100		—		—		(238,130)
Depreciation		(70,127)		17,889		—		(145)		(52,383)
Deposits for severance benefits		(267,163)		66,449		—		(4,272)		(204,986)
Accrued income		(1,608)		(67)		—		—		(1,675)
Prepaid expenses		290		128		—		9		427
Reserve for technology and human resource development		(43,889)		21,252		—		—		(22,637)
Others		(151,065)		9,790		—		(8,064)		(149,339)

		(838,629)		104,366		(8,196)		(12,180)		(754,639)

Deferred tax assets
Derivatives	￦	32,595	￦	(23,298)	￦	8,877	￦	—	￦	18,174
Allowance for doubtful accounts		152,814		(10,434)		—		426		142,806
Inventory valuation		303		(106)		—		(216)		(19)
Contribution for construction		27,126		(5,086)		—		—		22,040
Accrued expenses		55,289		(7,719)		—		3,057		50,627
Provisions		33,720		(5,232)		—		(158)		28,330
Property and equipment		237,963		1,720		—		—		239,683
Retirement benefit obligations		319,117		(101,742)		75,549		4,573		297,497
Withholding of facilities expenses		8,340		(531)		—		—		7,809
Accrued payroll expenses		46,721		(26,121)		—		(824)		19,776
Deduction of installment receivables		7,045		(2,735)		—		—		4,310
Present value discount		4,969		(3,196)		—		(5)		1,768
Assets retirement obligation		19,246		(961)		—		77		18,362
Gain or loss foreign currency translation		10,236		6,850		—		(106)		16,980
Deferred revenue		64,439		167		—		43		64,649
Real-estate sales		5,414		(4,542)		—		—		872
Tax credit carryforwards		164,401		38,877		—		—		203,278
Foreign operation translation difference		3,162		—		(1,126)		—		2,036
Tax loss carryforwards		—		411,755		—		—		411,755
Others		183,208		(54,917)		—		10,443		138,734

		1,376,108		212,749		83,300		17,310		1,689,467

Net balance	￦	537,479	￦	317,115	￦	75,104	￦	5,130	￦	934,828

KT Corporation and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2013, 2014 and 2015

	2015
(in millions of Korean won)	Beginning		Income statement		Other comprehensive income		Changes in scope of consolidation		Ending
Deferred tax liabilities
Derivative financial liabilities	￦	(422)	￦	(14,281)	￦	(4,454)	￦	2	￦	(19,155)
Available-for-sale financial assets		(40,816)		(42)		11,499		(71)		(29,430)
Investment in joint ventures and associates		(44,678)		(6,630)		1,282		(209)		(50,235)
Depreciation		(52,383)		(1,489)		—		—		(53,872)
Advanced depreciation provision		(238,130)		6,438		—		—		(231,692)
Deposits for severance benefits		(204,986)		(50,730)		—		3,792		(251,924)
Accrued income		(1,675)		(173)		—		40		(1,808)
Prepaid expenses		427		(35)		—		55		447
Reserve for technology and human resource development		(22,637)		21,421		—		—		(1,216)
Others		(149,339)		10,382		—		2,708		(136,249)

		(754,639)		(35,139)		8,327		6,317		(775,134)

Deferred tax assets
Derivatives financial assets		18,174		(18,174)		—		—		—
Allowance for doubtful accounts		142,806		(8,117)		—		2,054		136,743
Inventory valuation		(19)		75		—		—		56
Contribution for construction		22,040		(2,422)		—		—		19,618
Accrued expenses		50,627		13,669		—		(179)		64,117
Provisions		28,330		(4,048)		—		(3,929)		20,353
Property and equipment		239,683		108		—		—		239,791
Retirement benefit obligations		297,497		25,686		12,091		(3,294)		331,980
Withholding of facilities expenses		7,809		(449)		—		—		7,360
Accrued payroll expenses		19,776		6,646		—		(4,788)		21,634
Deduction of installment receivables		4,310		6,203		—		—		10,513
Present value discount		1,768		(2,015)		—		—		(247)
Assets retirement obligation		18,362		(1,388)		—		—		16,974
Gain or loss foreign currency translation		16,980		26,303		—		—		43,283
Deferred revenue		64,649		(20,628)		—		(229)		43,792
Real-estate sales		872		2,108		—		—		2,980
Foreign operation translation difference		2,036		—		1,559		—		3,595
Tax credit carryforwards		203,278		9,542		—		—		212,820
Tax loss carryforwards		411,755		(304,270)		—		—		107,485
Others		138,734		74,176		—		(4,876)		208,034

		1,689,467		(196,995)		13,650		(15,241)		1,490,881

Net balance	￦	934,828	￦	(232,134)	￦	21,977	￦	(8,924)	￦	715,747

KT Corporation and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2013, 2014 and 2015

The tax impacts recognized directly to equity as of December 31, 2013, 2014 and 2015, are as follows:

	2013						2014						2015
(in millions of Korean won)	Before recognition		Tax effect		After recognition		Before recognition		Tax effect		After recognition		Before recognition		Tax effect		After recognition
Available-for-sale valuation gain (loss)	￦	74,317	￦	(17,985)	￦	56,332	￦	29,239	￦	(7,076)	￦	22,163	￦	(47,515)	￦	11,499	￦	(36,016)
Hedge instruments valuation gain (loss)		(6,195)		1,499		(4,696)		(36,682)		8,877		(27,805)		18,406		(4,454)		13,952
Remeasurements from net defined benefit liabilities		74,648		(18,065)		56,583		(312,186)		75,549		(236,637)		(49,963)		12,091		(37,872)
Shares of gain (loss) of joint ventures and associates		3,221		(780)		2,441		4,628		(1,120)		3,508		(5,297)		1,282		(4,015)
Foreign operation translation difference		(2,708)		655		(2,053)		4,652		(1,126)		3,526		(6,443)		1,559		(4,884)

Total	￦	143,283	￦	(34,676)	￦	108,607	￦	(310,349)	￦	75,104	￦	(235,245)	￦	(90,812)	￦	21,977	￦	(68,835)

Details of income tax expense (benefit) for the years ended December 31, 2013, 2014 and 2015, are calculated as follows:

(in millions of Korean won)	2013		2014		2015
Current income tax expenses	￦	117,385	￦	45,674	￦	(5,003)
Impact of change in deferred taxes		(105,493)		(317,115)		232,134

Income tax expense (benefit)	￦	11,892	￦	(271,441)	￦	227,131

	2013		2014		2015
Profit (loss) from continuing operations before income tax (benefit)	￦	(113,915)	￦	(1,299,254)	￦	710,741

Statutory income tax (benefit)	￦	(27,567)	￦	(314,419)	￦	171,999
Tax effect
Income not taxable for taxation purposes		(25,130)		(44,145)		(21,881)
Non deductible expenses		87,220		72,315		72,486
Tax credit		(15,673)		(39,490)		(9,660)
Additional payment of income taxes		(5,910)		1,079		997
Tax effect and adjustment on consolidation		(4,251)		3,949		(11,368)
Others		3,203		49,270		24,558

Income tax expense (benefit)	￦	11,892	￦	(271,441)	￦	227,131

30.    Earnings Per Share

Basic earnings per share is calculated by dividing the profit from operations attributable to equity holders of the Group by the weighted average number of common stocks outstanding during the period, excluding common stocks purchased by the Group and held as treasury stock.

KT Corporation and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2013, 2014 and 2015

Basic earnings per share from operations for the years ended December 31, 2013, 2014 and 2015, is calculated as follows:

	2013		2014		2015
Net profit (loss) attributable to common stock (In millions of Korean won)	￦	(189,931)	￦	(1,030,240)	￦	546,361
Profit (loss) from continuing operations attributable to common stock		(215,843)		(1,094,177)		404,045
Profit from discontinued operations attributable to common stock		25,912		63,937		142,316
Weighted average number of common stock outstanding (in number of shares)		243,737,431		244,443,771		244,854,364
Basic earnings (loss) per share (in Korean won)		(779)		(4,215)		2,231
Basic earnings (loss) per share from continuing operations		(885)		(4,477)		1,650
Basic earnings per share from discontinued operations		106		262		581

Diluted earnings per share from operations is calculated by adjusting the weighted average number of common stocks outstanding to assume conversion of all dilutive potential common stocks. The Group has dilutive potential common stocks from stock options.

Diluted earnings per share from operations for the years ended December 31, 2013, 2014 and 2015 is calculated as follows:

	2013		2014		2015
Net profit (loss) attributable to common stock (In millions of Korean won)	￦	(189,931)	￦	(1,030,240)	￦	546,361
Adjusted net loss attributable to common stock (In millions of Korean won)		(554)		(13)		(75)
Diluted profit (loss) attributable to common stock (In millions of Korean won)		(190,485)		(1,030,253)		546,286
Diluted profit (loss) from continuing operations attributable to common stock		(216,397)		(1,094,190)		403,970
Diluted income from discontinued operations attributable to common stock		25,912		63,937		142,316
Number of dilutive potential common shares outstanding (in number of shares)		—		—		1,104
Weighted average number of common stock outstanding (in number of shares)		243,737,431		244,443,771		244,855,468
Diluted earnings (loss) per share (in Korean won)		(782)		(4,215)		2,231
Diluted earnings (loss) per share from continuing operations		(888)		(4,477)		1,650
Diluted earnings per share from discontinued operations		106		262		581

31.    Dividend

There were no dividends paid in 2015. The dividends paid by the Group in 2013 and 2014 were ￦487,445 million (￦2,000 per share) and ￦195,112 million (￦800 per share), respectively. A dividend in respect of the year ended December 31, 2015, of ￦500 per share, amounting to a total dividend of ￦122,425 million, is to be proposed at the shareholders’ meeting on March 25, 2016. These financial statements do not reflect this dividend payable.

KT Corporation and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2013, 2014 and 2015

32.    Cash Generated from Operations

Cash flows from operating activities for the years ended December 31, 2013, 2014 and 2015, are as follows:

(in millions of Korean won)	2013		2014		2015
1. Profit (loss) for the year	￦	(87,745)	￦	(941,413)	￦	624,685
2. Adjustments to reconcile net income
Income tax expense (benefit)		49,579		(266,335)		346,146
Interest income		(279,392)		(237,975)		(161,123)
Interest expense		548,129		578,210		445,814
Dividends income		(20,841)		(15,007)		(11,371)
Depreciation		3,141,846		3,242,346		3,030,821
Amortization of intangible assets		478,902		612,418		609,185
Provision for severance benefits		227,564		869,066		217,787
Bad debt expenses		189,665		231,934		161,448
Gain from joint ventures and associates		(10,222)		(24,361)		(5,562)
Loss on disposal of joint ventures and associates		1,254		8,036		(4,848)
Impairment loss on jointly controlled entities and associates		6,006		—		—
Loss on disposal of subsidiaries		—		11,028		(256,230)
Loss on disposal of property and equipment and investment property		393,567		133,374		129,466
Loss on disposal of intangible assets		52,008		17,528		33,978
Loss on impairment of intangible assets		36,207		87,275		292,345
Loss on foreign currency translation		(99,617)		91,362		164,374
Loss on valuation of derivatives		105,248		(34,011)		(306,538)
Impairment losses on available-for-sale financial assets		5,052		70,022		1,805
Loss (gain) on disposal of available-for-sale financial assets		(2,339)		13,495		(131,041)
Others		(56,620)		(26,101)		24,140
3. Changes in operating assets and liabilities
Decrease in trade receivables		938,495		13,008		112,674
Decrease (increase) in other receivables		(7,194)		170,497		(248,488)
Decrease in loans receivable		(156,418)		47,044		132,334
Decrease in finance lease receivables		147,735		138,208		94,405
Decrease (increase) in other current assets		40,905		271,475		(19,701)
Increase in other non-current assets		(762,032)		(1,200,843)		(137,532)
Decrease (increase) in inventories		169,567		301,210		(270,343)
Decrease (increase) in trade payables		(145,363)		(417,944)		81,295
Decrease in other payables		(69,265)		(260,421)		(48,680)
Increase (decrease) in other current liabilities		222,609		19,010		(9,452)
Increase in other non-current liabilities		(40,999)		38,030		119,836
Increase (decrease) in provisions		(150,457)		26,029		(8,902)
Increase (decrease) in deferred revenue		(66,519)		1,359		(82,582)
Decrease (increase) in plan assets		249,102		238,987		(223,194)
Payment of severance benefits		(371,157)		(1,427,229)		(117,691)

4. Net cash provided by operating activities (1+2+3)	￦	4,677,260	￦	2,379,311	￦	4,579,260

The Group made agreements with securitization specialty companies and disposed of its trade receivables related to handset sales (Note 20). Cash flows from the disposals are presented as cash generated from operations.

KT Corporation and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2013, 2014 and 2015

Significant transactions not affecting cash flows for the years ended December 31, 2013, 2014 and 2015, are as follows:

(in millions of Korean won)	2013		2014		2015
Reclassification of the current portion of bonds payable	￦	1,791,454	￦	1,805,553	￦	1,551,300
Reclassification of construction-in-progress to property and equipment		2,314,925		2,478,164		2,373,023
Reclassification of accounts payable from property and equipment		181,816		310,270		78,663
Reclassification of accounts payable from intangible assets		567,550		179,395		170,870
Reclassification of payable from defined benefit liability		(84,689)		26,250		(1,675)
Reclassification of payable from plan assets		(79,177)		20,695		(13,717)
Exercise of convertible bonds		—		19,052		—

33.    Segment Information

Management of the Group determines operating segments based on the information reported to the management for setting business strategy. The Group’s operating segments as of December 31, 2015, are as follows. During the current year, the Group has changed operating segments for the purpose of responding to changes in the market and enhancing telecommunication service synergy. The details of operating segments for the prior years are restated in line with the above changes.

Details	Business service
Customer/Marketing	Mobile/fixed line telecommunication service and convergence business
Finance	Credit card, loan, lease and others
Others	Satellite TV, facility security and global business

Details of each segment for the years ended December 31, 2013, 2014 and 2015, are as follows:

	2013
(in millions of Korean won)	Operating revenues		Operating income (loss)		Depreciation and Amortization
Customer/Marketing	￦	17,129,283	￦	261,397	￦	2,822,208
Finance		3,102,968		154,904		24,368
Others		6,879,623		483,291		718,548

		27,111,874		899,592		3,565,124
Elimination		(3,965,854)		(665,007)		1,050

Consolidated amount	￦	23,146,020	￦	234,585	￦	3,566,174

	2014
(in millions of Korean won)	Operating revenues		Operating income (loss)		Depreciation and Amortization
Customer/Marketing	￦	16,784,511	￦	(426,786)	￦	2,913,221
Finance		3,296,273		166,302		24,346
Others		5,513,639		(489,265)		383,395

		25,594,423		(749,749)		3,320,962
Elimination		(2,981,710)		(29,091)		4,732

Consolidated amount	￦	22,612,713	￦	(778,840)	￦	3,325,694

KT Corporation and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2013, 2014 and 2015

	2015
(in millions of Korean won)	Operating revenues		Operating income (loss)		Depreciation and Amortization
Customer/Marketing	￦	16,130,454	￦	816,679	￦	2,897,876
Finance		3,512,721		281,477		25,466
Others		6,784,041		(1,900)		410,642

		26,427,216		1,096,256		3,333,984
Elimination		(3,727,360)		(19,188)		4,614

Consolidated amount	￦	22,699,856	￦	1,077,068	￦	3,338,598

The regional segment information provided to the management as of December 31, 2014 and 2015, and for the years ended December 31, 2013, 2014 and 2015, are as follows:

(in millions of Korean won)	Operating revenues			Non-current assets [1]
	2013	2014	2015	2014.12.31	2015.12.31
Location
Domestic	￦23,087,774	￦22,531,190	￦22,628,778	￦20,867,205	￦17,989,844
Overseas	58,246	81,523	71,078	204,654	190,891

Total	￦23,146,020	￦22,612,713	￦22,699,856	￦21,071,859	￦18,180,735

1	Non-current assets include property, plant and equipment, intangible assets and investment property.

Assets and liabilities of each segments as of December 31, 2014 and 2015, are as follows:

	2014
(in millions of Korean won)	Non-finance		Finance		Total		Adjustment		Consolidated amount
Assets
Current	￦	6,047,980	￦	3,431,308	￦	9,479,288	￦	(705,453)	￦	8,773,835
Trade and other receivables		3,898,572		1,479,240		5,377,812		(566,762)		4,811,050
Loans receivable		—		759,684		759,684		(49,316)		710,368
Inventories		385,984		31,972		417,956		927		418,883
Other assets		1,763,424		1,160,412		2,923,836		(90,302)		2,833,534
Non-current		24,347,003		3,990,853		28,337,856		(3,312,416)		25,025,440
Trade and other receivables		856,756		59,701		916,457		(67,594)		848,863
Loans receivable		—		587,218		587,218		(2,304)		584,914
Property, equipment and intangible assets (including investment property)		18,111,139		2,230,419		20,341,558		730,301		21,071,859
Other assets		5,379,108		1,113,515		6,492,623		(3,972,819)		2,519,804

Total assets	￦	30,394,983	￦	7,422,161	￦	37,817,144	￦	(4,017,869)	￦	33,799,275

Liabilities
Current	￦	7,683,942	￦	3,079,278	￦	10,763,220	￦	(776,073)	￦	9,987,147
Trade and other payables		5,108,735		1,967,354		7,076,089		(667,978)		6,408,111
Borrowings		1,954,166		1,001,478		2,955,644		—		2,955,644
Other liabilities		621,041		110,446		731,487		(108,095)		623,392
Non-current		9,341,308		2,814,518		12,155,826		(131,255)		12,024,571
Trade and other payables		703,587		229,276		932,863		(23,671)		909,192
Borrowings		7,418,747		2,447,310		9,866,057		(6,316)		9,859,741
Other liabilities		1,218,974		137,932		1,356,906		(101,268)		1,255,638

Total liabilities	￦	17,025,250	￦	5,893,796	￦	22,919,046	￦	(907,328)	￦	22,011,718

KT Corporation and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2013, 2014 and 2015

	2015
(in millions of Korean won)	Non-finance		Finance		Total		Adjustment		Consolidated amount
Assets
Current	￦	6,892,052	￦	2,335,036	￦	9,227,088	￦	(583,353)	￦	8,643,735
Trade and other receivables		3,903,731		1,445,498		5,349,229		(501,336)		4,847,893
Inventories		599,247		22,261		621,508		(4,597)		616,911
Other assets		2,389,074		867,277		3,256,351		(77,420)		3,178,931
Non-current		23,200,230		702,496		23,902,726		(3,141,736)		20,760,990
Trade and other receivables		741,549		2,451		744,000		(64,249)		679,751
Loans receivable		—		16,487		16,487		(610)		15,877
Property, equipment and intangible assets (including investment property)		17,495,878		179,729		17,675,607		505,128		18,180,735
Other assets		4,962,803		503,829		5,466,632		(3,582,005)		1,884,627

Total assets	￦	30,092,282	￦	3,037,532	￦	33,129,814	￦	(3,725,089)	￦	29,404,725

Liabilities
Current	￦	7,401,773	￦	1,894,217	￦	9,295,990	￦	(596,602)	￦	8,699,388
Trade and other payables		5,021,992		1,816,676		6,838,668		(564,816)		6,273,852
Borrowings		1,728,660		—		1,728,660		(2,562)		1,726,098
Other liabilities		651,121		77,541		728,662		(29,224)		699,438
Non-current		8,472,187		96,684		8,568,871		(19,665)		8,549,206
Trade and other payables		563,674		13,273		576,947		(2,996)		573,951
Borrowings		6,915,180		—		6,915,180		(6,381)		6,908,799
Other liabilities		993,333		83,411		1,076,744		(10,288)		1,066,456

Total liabilities	￦	15,873,960	￦	1,990,901	￦	17,864,861	￦	(616,267)	￦	17,248,594

34.    Related Party Transactions

The list of related party of the Group as of December 31, 2015, is as follows:

Relationship	Related parties
Associates and joint ventures	Korea Information & Technology Investment Fund, KT WiBro Infra Co., Ltd., K-REALTY CR REIT 1, Mongolian Telecommunications, KT-SB Venture Investment Fund, Boston Global Film & Contents Fund L.P., QTT Global (Group) Company Limited, CU Industrial Development Co., Ltd., Smart Channel Co., Ltd., HooH Healthcare Inc., KD Living, Inc., ChungHo EZ-Cash Co., Ltd., JNK Retech Co., Ltd., MOS GS Co., Ltd., MOS Daegu Co., Ltd., MOS Chungcheong Co., Ltd., MOS Gangnam Co., Ltd., MOS GB Co., Ltd., MOS BS Co., Ltd., MOS Honam Co., Ltd., ANIMAX BROADCASTING KOREA Co., Ltd., Saehacoms Co., Ltd., Oscar Ent. Co., Ltd., Texno Pro Sistem, KT-CKP New Media Investment Fund, LoginD Co., Ltd., K-REALTY CR-REIT 6, ISU-kth Contents Investment Fund, Daiwon Broadcasting Co., Ltd., KT-DSC creative economy youth start-up investment fund, Gyeonggi-KT Green Growth Fund, Korea electronic Vehicle charging service

KT Corporation and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2013, 2014 and 2015

The related receivables and payables as of December 31, 2014 and 2015, are as follows:

		2014
		Receivables						Payables
(In millions of Korean won)		Trade receivables		Loans		Other receivables		Trade payables		Other payables
Associates and joint ventures	KT Service Bukbu (formerly Information Technology Solution Bukbu Corporation)	￦	137	￦	—	￦	11	￦	—	￦	7,427
	Information Technology Solution Nambu Corporation		132		—		9		—		5,062
	Information Technology Solution Seobu Corporation		18		—		12		—		4,977
	Information Technology Solution Busan Corporation		7		—		15		39		2,293
	KT Service Nambu (formerly Information Technology Solution Jungbu Corporation)		5		—		2		1		2,305
	Information Technology Solution Honam Corporation		203		—		4		1		5,159
	Information Technology Solution Daegu Corporation		3		—		—		—		2,278
	KT Wibro Infra Co., Ltd.		—		—		—		—		129,294
	Smart Channel Co., Ltd.[1]		10,234		9,638		39,724		3,095		26
	K-REALTY CR REIT 1		948		—		35,850		—		—
	MOS GS Co., Ltd.		36		—		1		—		852
	MOS Daegu Co., Ltd.		3		—		26		—		1,507
	MOS Chungcheong Co., Ltd.		1		—		1		—		1,611
	MOS Gangnam Co., Ltd.		1		—		1		—		802
	MOS GB Co., Ltd.		115		—		5		—		1,142
	MOS BS Co., Ltd.		1		—		1		—		976
	MOS Honam Co., Ltd.		1		—		2		—		2,032
	Others		491		—		1,789		190		1,124

	Total	￦	12,336	￦	9,638	￦	77,453	￦	3,326	￦	168,867

1	The Group provided allowance for doubtful receivables of ￦59,596 million against trade receivables, loans and other receivables from Smart Channel Co., Ltd.

KT Corporation and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2013, 2014 and 2015

		2015
		Receivables						Payables
(In millions of Korean won)		Trade receivables		Loans		Other receivables		Trade payables		Other payables
Associates and joint ventures	KT Wibro Infra Co., Ltd.	￦	—	￦	—	￦	—	￦	—	￦	86,507
	Smart Channel Co., Ltd.[1]		8,684		46,914		39,950		995		1,308
	K-REALTY CR REIT 1		927		—		34,200		—		—
	MOS GS Co., Ltd.		33		—		1		—		1,454
	MOS Daegu Co., Ltd.		8		—		23		—		1,051
	MOS Chungcheong Co., Ltd.		4		—		1		—		1,184
	MOS Gangnam Co., Ltd.		3		—		1		—		—
	MOS GB Co., Ltd.		6		—		1		108		2,801
	MOS BS Co., Ltd.		1		—		1		—		1,086
	MOS Honam Co., Ltd.		3		—		—		—		1,793
	Others		738		—		1,499		110		3,010

	Total	￦	10,407	￦	46,914	￦	75,677	￦	1,213	￦	100,194

1	The Group provided allowance for doubtful receivables of ￦95,548 million against trade receivables, loans and other receivables from Smart Channel Co., Ltd.

Significant transactions with related parties for the years ended December 31, 2013, 2014 and 2015, are as follows:

		2013
(in millions of Korean won)		Sales		Purchases
Associates and Joint ventures	ktcs Corporation	￦	45,172	￦	258,203
	ktis Corporation		59,537		281,219
	Information Technology Solution Bukbu Corporation		4,784		29,626
	Information Technology Solution Nambu Corporation		4,871		33,232
	Information Technology Solution Seobu Corporation		5,397		34,526
	Information Technology Solution Busan Corporation		2,920		18,967
	Information Technology Solution Jungbu Corporation		5,318		27,483
	Information Technology Solution Honam Corporation		3,122		36,096
	Information Technology Solution Daegu Corporation		2,048		13,462
	KT Wibro Infra Co., Ltd.		9		1,660
	Smart Channel Co., Ltd.		8,188		—
	K-REALTY CR REIT 1		2,039		36,349
	MOS GS Co., Ltd.		1,465		17,337
	MOS Daegu Co., Ltd.		806		12,061
	MOS Chungcheong Co., Ltd.		819		12,111
	MOS Gangnam Co., Ltd.		749		15,078
	MOS GB Co., Ltd.		1,981		22,858
	MOS BS Co., Ltd.		914		15,117
	MOS Honam Co., Ltd.,		948		13,803
	Others		2,739		15,766

		￦	153,826	￦	894,954

KT Corporation and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2013, 2014 and 2015

		2014
(In millions of Korean won)		Sales	Purchases [2]
Associates and joint ventures	ktcs Corporation [1]	￦59,739	￦245,648
	ktis Corporation [1]	78,546	243,336
	KT Service Bukbu (formerly Information Technology Solution Bukbu Corporation)	6,787	54,450
	Information Technology Solution Nambu Corporation	7,574	45,940
	Information Technology Solution Seobu Corporation	6,388	40,251
	Information Technology Solution Busan Corporation	4,093	26,174
	KT Service Nambu (formerly Information Technology Solution Jungbu Corporation)	7,187	37,436
	Information Technology Solution Honam Corporation	4,976	36,081
	Information Technology Solution Daegu Corporation	3,460	21,006
	KT Wibro Infra Co., Ltd.	11	1,237
	Smart Channel Co., Ltd.	14,002	2
	K-REALTY CR REIT 1	2,067	37,413
	MOS GS Co., Ltd.	1,593	17,063
	MOS Daegu Co., Ltd.	894	12,092
	MOS Chungcheong Co., Ltd.	867	12,105
	MOS Gangnam Co., Ltd.	775	16,209
	MOS GB Co., Ltd.	2,017	21,114
	MOS BS Co., Ltd.	858	15,762
	MOS Honam Co., Ltd.	780	14,417
	Others	4,401	11,903

	Total [3]	￦207,015	￦909,635

1	The transactions for the year ended December 31, 2014, before ktcs and kits were included in the consolidation scope.

2	The amount includes acquisition of property and equipment and others.

3	Operating income and expenses of KT Capital Co., Ltd. and KT Rental that were classified as discontinued operations amounting to ￦17,707 million and ￦1,271 million, respectively, during the year ended December 31, 2014, is included.

(In millions of Korean won)		2015
		Sales	Purchases [2]
Associates and joint ventures	KT Service Bukbu (formerly Information Technology Solution Bukbu Corporation) [1]	￦2,143	￦28,550
	Information Technology Solution Nambu Corporation [1]	2,707	24,025
	Information Technology Solution Seobu Corporation [1]	2,324	20,031
	Information Technology Solution Busan Corporation [1]	1,496	14,049
	KT Service Nambu (formerly Information Technology Solution Jungbu Corporation) [1]	1,972	21,133
	Information Technology Solution Honam Corporation [1]	2,050	29,538
	Information Technology Solution Daegu Corporation [1]	1,256	18,272
	KT Wibro Infra Co., Ltd.	11	814
	Smart Channel Co., Ltd.	6,545	4,722
	K-Realty CR-REITs No.1	2,133	38,167
	MOS GS Co., Ltd.	752	17,474
	MOS Daegu Co., Ltd.	357	12,227
	MOS Chungcheong Co., Ltd.	310	12,735
	MOS Gangnam Co., Ltd.	454	15,829
	MOS GB Co., Ltd.	964	21,582
	MOS BS Co., Ltd.	453	15,482
	MOS Honam Co., Ltd.	470	17,004
	Others	4,394	13,510

	Total [3]	￦30,791	￦325,144

1	The transactions for the year ended December 31, 2015, after KT Service Bukbu Co., Ltd. and KT Service Nambu Co., Ltd. were merged and included in the consolidation scope.
2	The amount includes acquisition of property and equipment, and others.

KT Corporation and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2013, 2014 and 2015

3	Operating income amounting to ￦6,634 million of KT Capital Co., Ltd. and KT Rental that were classified as discontinued operations during the year ended December 31, 2015, is included.

Key management compensation for the years ended December 31, 2013, 2014 and 2015, consists of:

(in millions of Korean won)	2013		2014		2015
Salaries and other short-term benefits	￦	3,203	￦	1,817	￦	2,455
Provision for severance benefits		335		400		413
Stock-based compensation		842		965		997

Total	￦	4,380	￦	3,182	￦	3,865

Fund transactions with related parties for the years ended December 31, 2014 and 2015, are as follows

(in millions of Korean won)	2014
	Loan transactions		Borrowing transactions		Equity contributions in cash		Dividends income
	Loans		Repayment
Associates and joint ventures
2010 KIF-IMM IT Investment Fund	￦	—	￦	—	￦	1,540	￦	—
HooH Healthcare Inc.		—		401		3,370		—
KT-CKP New Media Investment Fund		—		—		2,250		—
K-REALTY CR-REIT 6		—		—		7,000		—
ISU-kth Contents Investment Fund		—		—		1,100		—
KoFC KTC-ORIX Korea-Japan Partnership Private Equity Fund II		—		—		136		—
KTCS Corporation [1]		—		—		—		976
KTIS Corporation [1]		—		—		—		744
Korea Information & Technology Investment Fund		—		—		—		494
Exdell Corporation		—		—		—		13
KT Service Bukbu (formerly Information Technology Solution Bukbu Corporation)		—		—		—		18
Information Technology Solution Nambu Corporation		—		—		—		18
Information Technology Solution Seobu Corporation		—		—		—		18
Information Technology Solution Busan Corporation		—		—		—		18
KT Service Nambu (formerly Information Technology Solution Jungbu Corporation)		—		—		—		18
Information Technology Solution Honam Corporation		—		—		—		18
Information Technology Solution Daegu Corporation		—		—		—		18
KT-SB Venture Investment Fund		—		—		—		4,238
K-REALTY CR REIT 1		—		—		—		2,394
Metropol Property LLC		—		—		—		3,319
MOS GS Co., Ltd.		—		—		—		8
MOS Daegu Co., Ltd.		—		—		—		8
MOS Chungcheong Co., Ltd.		—		—		—		8
MOS Gangnam Co., Ltd.		—		—		—		10
MOS GB Co., Ltd.		—		—		—		16
MOS BS Co., Ltd.		—		—		—		10
MOS Honam Co., Ltd.		—		—		—		10
VANGUARD Private Equity Fund		—		—		—		281
How Smartmall Private Special Asset Investment Trust		—		—		—		2,767
KTC-NP-Growth Champ 2011-2 PEF		—		—		—		63
KoFC KTC-ORIX Korea-Japan Partnership Private Equity Fund II		—		—		—		142
Mirae Asset Good Company Investment Fund No.3		—		—		—		1,320
SPERA Private Equity Fund		—		—		—		1,190

Total	￦	—	￦	401	￦	15,396	￦	18,137

1	The transactions for the year ended December 31, 2015, before KT Service Bukbu Co., Ltd. and KT Service Nambu Co., Ltd. were merged and included in the consolidation scope.

KT Corporation and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2013, 2014 and 2015

(in millions of Korean won)	2015
	Loan transactions		Borrowing transactions		Equity contributions in cash		Dividend income
	Loans		Repayment
Associates
KT-DSC creative economy youth start-up investment fund	￦	—	￦	—	￦	4,000	￦	—
Smart Channel Co., Ltd.		37,276		—		—		—
Korea Electronic Vehicle Charging Service		—		—		1,368		—
2010 KIF-IMM IT Investment Fund [1]		—		—		617		—
KTC-NP-Growth Champ 2011-2 PEF [1]		—		—		6,400		—
Korea Information & Technology Investment Fund		—		—		—		1,107
Exdell Corporation		—		—		—		13
KT Service Bukbu (formerly Information Technology Solution Bukbu Corporation) [2]		—		—		—		9
Information Technology Solution Nambu Corporation [2]		—		—		—		9
Information Technology Solution Seobu Corporation [2]		—		—		—		9
Information Technology Solution Busan Corporation [2]		—		—		—		9
KT Service Nambu (formerly Information Technology Solution Jungbu Corporation) [2]		—		—		—		9
Information Technology Solution Honam Corporation [2]		—		—		—		9
Information Technology Solution Daegu Corporation [2]		—		—		—		9
KT-SB Venture Investment Fund		—		—		—		11,795
K-REALTY CR REIT 1		—		—		—		3,345
Mongolian Telecommunications		—		—		—		35
MOS GS Co., Ltd.		—		—		—		8
MOS Daegu Co., Ltd.		—		—		—		8
MOS Chungcheong Co., Ltd.		—		—		—		8
MOS Gangnam Co., Ltd.		—		—		—		10
MOS GB Co., Ltd.		—		—		—		16
MOS BS Co., Ltd.		—		—		—		10
MOS Honam Co., Ltd.		—		—		—		10
Daiwon Broadcasting Co., Ltd.		—		—		—		85
K-REALTY CR-REIT 6		—		—		—		13

Total	￦	37,276	￦	—	￦	12,385	￦	16,526

1	The transactions related to KT Capital Co., Ltd. that was classified as disposal group held for sale during the year ended December 31, 2015, are included.

2	The transactions for the year ended December 31, 2015, after KT Service Bukbu Co., Ltd. and KT Service Nambu Co., Ltd. were merged and included in the consolidation scope.

There are no collaterals and payment guarantees provided by the related parties.

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

KT Corporation and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2013, 2014 and 2015

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

As of December 31, 2013, 2014 and 2015, if the foreign exchange rate had strengthened/weakened by 10% with all other variables held constant, the effects on profit before income tax and shareholders’ equity would have been as follows:

(in millions of Korean won)	Fluctuation of foreign exchange rate	Income before tax	Shareholders’ equity
2013.12.31	10%	(46,173)	(47,888)
	-10%	46,173	47,888
2014.12.31	10%	(45,430)	(38,437)
	-10%	45,430	38,437
2015.12.31	10%	(52,157)	(45,632)
	-10%	52,157	45,632

The above analysis is a simple sensitivity analysis which assumes that all the variables other than foreign exchange rates are held constant. Therefore, the analysis does not reflect any correlation between foreign exchange rates and other variables, nor the management’s decision to decrease the risk.

KT Corporation and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2013, 2014 and 2015

Details of foreign assets and liabilities of the Group as of December 31, 2013, 2014 and 2015, are as follows:

(in thousands)	2013		2014		2015
	Financial assets	Financial liabilities	Financial assets	Financial liabilities	Financial assets	Financial liabilities
USD	254,917	2,225,700	197,221	2,532,614	183,254	2,351,003
SDR [1]	1,105	1,211	573	1,027	444	849
JPY	190,520	30,054,316	34,168	30,051,367	73,716	40,279,411
GBP	—	134	—	257	8	888
EUR	1,342	4,943	134	177	29	29
DZD [2]	2,798	—	929	—	—	—
CNY	—	—	3,957	—	15,562	107
UZS [3]	1,805,565	—	7,978,633	—	—	—
RWF [4]	11,962	—	13,593	—	—	—
HKD	—	—	158	—	9	—
BDT [5]	—	—	299	—	6	—
COP [6]	—	—	23,583	—	—	—
PLN [7]	—	—	28,195	—	207,273	—
VND [8]	—	—	273,313	93,756	270,000	—
CHF	—	—	—	78	—	—

1	Special Drawing Rights.

2	Algeria Dinar.

3	Uzbekistan Sum.

4	Rwanda Franc.

5	Bangladesh Taka.

6	Colombia Peso.

7	Polish Zloty.

8	Vietnam Dong.

(iii) Price risk

As of December 31, 2013, 2014 and 2015, the Group is exposed to equity securities price risk because the securities held by the Group are traded in active markets. If the market prices had increased/decreased by 10% with all other variables held constant, the effects on profit before income tax and shareholders’ equity would have been as follows:

(in millions of Korean won)	Fluctuation of price	Income before tax		Equity
2013.12.31	10%	￦	—	￦	5,535
	-10%		—		(5,535)
2014.12.31	10%	￦	—	￦	6,593
	-10%		—		(6,593)
2015.12.31	10%	￦	—	￦	3,469
	-10%		—		(3,469)

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

KT Corporation and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2013, 2014 and 2015

flow interest rate risk which is partially offset by swap transactions. Bonds payable and borrowings issued at fixed rates expose the Group to fair value interest rate risk. The Group sets the policy and operates to minimize the uncertainty of the changes in interest rates and financial costs.

As of December 31, 2013, 2014 and 2015, if the market interest rate had increased/decreased by 100 bp with other variables held constant, the effects on profit before income tax and shareholders’ equity would be as follows:

(In millions of Korean won)	Fluctuation of interest rate	Income before tax		Shareholders’ equity
2013.12.31	+ 100 bp	￦	10,345	￦	12,846
	- 100 bp		(17,201)		(19,017)
2014.12.31	+ 100 bp	￦	(4,717)	￦	4,892
	- 100 bp		(4,632)		(11,064)
2015.12.31	+ 100 bp	￦	(3,601)	￦	(245)
	- 100 bp		3,615		(5,764)

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

As of December 31, 2014 and 2015, maximum exposure to credit risk is as follows.

(In millions of Korean won)	2014		2015
Cash equivalents (except cash on hand)	￦	1,884,745	￦	2,537,536
Trade and other receivables [1]		5,659,913		5,527,644
Loans receivable		1,295,282		15,877
Finance lease receivables		584,413		14,258
Other financial assets
Financial assets at fair value through the profit or loss		6,983		18
Derivative used for hedging		41,540		139,088
Time deposits and others		455,622		434,093
Available-for-sale financial assets		27,870		21,388
Held-to-maturity financial assets		7,767		18,030
Financial guarantee contracts [2]		55,393		106,550

Total	￦	10,019,528	￦	8,814,482

1	As of December 31, 2015, the Group is provided with a payment guarantee of ￦578,904 million from Seoul Guarantee Insurance related to the sale of certain accounts receivable arising from the handset sales.

2	Total amounts guaranteed by the Group according to the guarantee contracts.

KT Corporation and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2013, 2014 and 2015

3) Liquidity risk

The Group manages its liquidity risk by liquidity strategy and plans. The Group considers the maturity of financial assets and financial liabilities and the estimated cash flows from operations.

The table below analyzes the Group’s liabilities (including interest expenses) into relevant maturity groups based on the remaining period at the date of the end of each reporting period to the contractual maturity date. These amounts are contractual undiscounted cash flows.

	2014.12.31
(in millions of Korean won)	Less than 1 year		1-5 years		More than 5 years		Total
Trade and other payables	￦	6,973,931	￦	1,028,043	￦	254,852	￦	8,256,826
Finance lease payables		22,516		37,382		—		59,898
Borrowings (including bonds payable)		2,986,372		6,508,681		4,162,910		13,657,963
Other non-derivative financial liabilities		405		3,441		—		3,846
Financial guarantee contracts [1]		55,393		—		—		55,393

Total	￦	10,038,617	￦	7,577,547	￦	4,417,762	￦	22,033,926

	2015.12.31
(in millions of Korean won)	Less than 1 year		1-5 years		More than 5 years		Total
Trade and other payables	￦	6,908,886	￦	589,612	￦	139,843	￦	7,638,341
Finance lease payables		78,996		105,555		—		184,551
Borrowings(including bonds payable)		1,768,171		5,859,467		1,981,497		9,609,135
Other non-derivative financial liabilities		2,935		2,858		—		5,793
Financial guarantee contracts [1]		106,550		—		—		106,550

Total	￦	8,865,538	￦	6,557,492	￦	2,121,340	￦	17,544,370

1	Total amount guaranteed by the Group according to guarantee contracts. Cash flow from financial guarantee contracts is classified as the maturity group in the earliest period when the financial guarantee contracts can be executed.

Cash outflow and inflow of derivatives settled gross or net are undiscounted contractual cash flow and can differ from the amount in the financial statements.

	2013.12.31
(in millions of Korean won)	Less than 1 year		1-5 years		More than 5 years		Total
Outflow	￦	971,454	￦	1,377,071	￦	38,795	￦	2,387,320
Inflow		910,488		1,256,407		41,648		2,208,543

	2014.12.31
(in millions of Korean won)	Less than 1 year		1-5 years		More than 5 years		Total
Outflow	￦	242,051	￦	2,282,242	￦	38,795	￦	2,563,088
Inflow		210,045		2,217,211		43,418		2,470,674

	2015.12.31
(in millions of Korean won)	Less than 1 year		1-5 years		More than 5 years		Total
Outflow	￦	288,046	￦	2,080,865	￦	37,549	￦	2,406,460
Inflow		227,107		2,212,297		44,770		2,484,174

KT Corporation and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2013, 2014 and 2015

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

The debt-to-equity ratios as of December 31, 2014 and 2015, are as follows:

(in millions of Korean won)	2014		2015
Total liabilities	￦	22,011,718	￦	17,248,594
Total equity		11,787,557		12,156,131
Debt-to-equity ratio		187%		142%

The Group manages capital on the basis of the gearing ratio. This ratio is calculated as net debt divided by total capital. Net debt is calculated as total borrowings less cash and cash equivalents. Total capital is calculated as ‘equity’ in the statement of financial position plus net debt.

The gearing ratios as of December 31, 2014 and 2015, are as follows:

(in millions of Korean won, %)	2014		2015
Total borrowings	￦	12,870,392	￦	8,791,094
Less: cash and cash equivalents		(1,888,663)		(2,559,464)

Net debt		10,981,729		6,237,630
Total equity		11,787,557		12,156,131
Total capital		22,769,286		18,393,761
Gearing ratio		48%		34%

(3) Offsetting Financial Assets and Financial Liabilities

Details of the Group’s recognized financial assets subject to enforceable master netting arrangements or similar agreements are as follows:

	2014
(in millions of Korean won)	Gross assets		Gross liabilities offset		Net amounts presented in the statement of financial position		Amounts not offset				Net amount
							Financial instruments		Cash collateral
Derivative assets for hedging purpose [1]	￦	3,225	￦	—	￦	3,225	￦	(3,225)	￦	—	￦	—
Trade receivables [2]		107,179		(1)		107,178		(103,704)		—		3,474

	￦	110,404	￦	(1)	￦	110,403	￦	(106,929)	￦	—	￦	3,474

KT Corporation and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2013, 2014 and 2015

	2015
(in millions of Korean won)	Gross assets		Gross liabilities offset		Net amounts presented in the statement of financial position		Amounts not offset				Net amount
							Financial instruments		Cash collateral
Derivative assets for hedging purpose [1]	￦	20,627	￦	—	￦	20,627	￦	(20,627)	￦	—	￦	—
Trade receivables [2]		90,448		—		90,448		(86,184)		—		4,264

	￦	111,075	￦	—	￦	111,075	￦	(106,811)	￦	—	￦	4,264

1	The amount applied with master netting arrangements under the standard contract of International Swap and Derivatives Association (ISDA).

2	The amount applied with netting arrangements under the reference offer of the telecommunication facility interconnection and sharing data among telecommunications companies.

The Group’s recognized financial liabilities subject to enforceable master netting arrangements or similar agreements are as follows:

	2014
(in millions of Korean won)	Gross liabilities		Gross assets offset		Net amounts presented in the statement of financial position		Amounts not offset				Net amount
							Financial instruments		Cash collateral
Derivative liabilities for hedging purpose [1]	￦	49,016	￦	—	￦	49,016	￦	(3,225)	￦	—	￦	45,791
Trade payables [2]		108,669		—		108,669		(103,704)		—		4,965
Other payables [2]		2		(1)		1		—		—		1

	￦	157,687	￦	(1)	￦	157,686	￦	(106,929)	￦	—	￦	50,757

	2015
Korean won)	Gross liabilities		Gross assets offset		Net amounts presented in the statement of financial position		Amounts not offset				Net amount
							Financial instruments		Cash collateral
Derivative liabilities for hedging purpose [1]	￦	28,544	￦	—	￦	28,544	￦	(20,627)	￦	—	￦	7,917
Trade payables [2]		87,093		—		87,093		(86,184)		—		909
Other payables [2]		102		(12)		90		—		—		90

	￦	115,739	￦	(12)	￦	115,727	￦	(106,811)	￦	—	￦	8,916

1	The amount applied with master netting arrangements under the standard contract of International Swap and Derivatives Association (ISDA).

2	The amount applied with netting arrangements under the reference offer of the telecommunication facility interconnection and sharing data among telecommunications companies.

KT Corporation and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2013, 2014 and 2015

36.    Fair Value

36.1 Fair Value of Financial Instruments by Category

Carrying amount and fair value of financial instruments by category as of December 31, 2014 and 2015, are as follows:

	2014				2015
(in millions of Korean won)	Carrying amount		Fair value		Carrying amount		Fair value
Financial assets
Cash and cash equivalents [1]	￦	1,888,663	￦	1,888,663	￦	2,559,464	￦	2,559,464
Trade and other receivables [1]		5,659,913		5,659,913		5,527,644		5,527,644
Loans receivables [1]		710,368		710,368		—		—
Finance lease receivables [1]		258,982		258,982		5,739		5,739
Other financial assets
Financial instruments at fair value through profit or loss		6,983		6,983		18		18
Derivative financial instruments for hedging purpose		41,540		41,540		139,088		139,088
Time deposits and others [1]		455,622		455,622		434,093		434,093
Held-to-maturity		7,767		7,767		18,030		18,030
Available-for-sale financial assets [2]		437,285		437,285		308,539		308,539

	￦	9,467,123	￦	9,467,123	￦	8,992,615	￦	8,992,615

Financial liabilities
Trade and other liabilities [1]	￦	7,317,303	￦	7,317,303	￦	6,847,803	￦	6,847,803
Finance lease liabilities		55,007		55,007		156,197		156,197
Borrowings		12,815,385		12,821,442		8,634,897		8,684,886
Other financial liabilities
Financial instruments at fair value through profit or loss		3,980		3,980		2,006		2,006
Derivative financial instruments for hedging purpose		122,012		122,012		62,883		62,883
Financial guarantee liability [1]		5,434		5,434		—		—
Other financial liabilities [1]		82,816		82,816		82,439		82,439

	￦	20,401,937	￦	20,407,994	￦	15,786,225	￦	15,836,214

1	The Group did not conduct fair value estimation since the book value is a reasonable approximation of the fair value.

2	Equity instruments that do not have a quoted price in an active market are measured at cost because their fair value cannot be measured reliably and excluded from the fair value disclosures.

KT Corporation and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2013, 2014 and 2015

36.2 Financial Instruments Measured at Cost

Available-for-sale financial assets measured at cost as of December 31, 2014 and 2015, are as follows:

(in millions of Korean won)	2014		2015
IBK-AUCTUS Green Growth Private Equity Fund	￦	14,068	￦	11,134
CBC II Fund		9,548		10,150
TRANSLINK No.2 Fund		9,104		10,085
KBS KT SPC		7,000		—
WALDEN No.6 Fund		5,749		5,686
Storm IV Fund		5,162		6,602
Enterprise DB (Convertible Preferred Stock)		3,013		—
AMOGREENTECH		3,000		—
Ars Magna Private Equity Fund		3,000		—
Kokam Co., Ltd.		2,794		—
KDBC-IMM No.1 Private Equity Fund		2,499		—
Nexenta Systems (Convertible Preferred Stock)		2,260		—
Nexenta Systems		2,159		—
BK Constant Recovery Private Equity Fund		2,000		—
HNNSC Private Equity Fund		2,000		—
KDBC-EN Agro Private Equity Fund		2,000		—
Eco 2014 Private Equity Fund		2,000		—
IMM Infra No.2		2,000		—
K- Realty CR-REITs No.6		2,000		—
Others		6,915		7,841

	￦	88,271	￦	51,498

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

36.3 Fair Value Hierarchy

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

KT Corporation and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2013, 2014 and 2015

Fair value hierarchy classifications of the financial assets and financial liabilities that are measured at fair value or its fair value is disclosed as of December 31, 2014 and 2015, are as follows:

	2014
(in millions of Korean won)	Level 1		Level 2		Level 3		Total
Recurring fair value measurements
Other financial assets
Financial assets at fair value through profit or loss	￦	—	￦	—	￦	6,983	￦	6,983
Derivative financial assets for hedging purpose		—		34,198		7,342		41,540
Available-for-sale financial assets		65,932		42,093		329,260		437,285

		65,932		76,291		343,585		485,808

Disclosed fair value
Joint ventures and associates		8,247		—		—		8,247
Investment property [1]		—		—		2,277,234		2,277,234

		8,247		—		2,277,234		2,285,481

	￦	74,179	￦	76,291	￦	2,620,819	￦	2,771,289

Recurring fair value measurements
Other financial liabilities
Financial liabilities at fair value through profit or loss	￦	—	￦	—	￦	3,980	￦	3,980
Derivative financial liabilities for hedging purpose		—		122,012		—		122,012

		—		122,012		3,980		125,992

Disclosed fair value
Borrowings		—		—		12,821,442		12,821,442

		—		—		12,821,442		12,821,442

	￦	—	￦	122,012	￦	12,825,442	￦	12,947,434

	2015
(in millions of Korean won)	Level 1		Level 2		Level 3		Total
Recurring fair value measurements
Other financial assets
Financial assets at fair value through profit or loss	￦	—	￦	—	￦	18	￦	18
Derivative financial assets for hedging purpose		—		139,088		—		139,088
Available-for-sale financial assets		41,202		—		267,337		308,539

		41,202		139,088		267,355		447,645

Disclosed fair value
Joint ventures and associates		4,884		—		—		4,884
Investment property [1]		—		—		2,645,246		2,645,246

		4,884		—		2,645,246		2,650,130

	￦	46,086	￦	139,088	￦	2,912,601	￦	3,097,775

Recurring fair value measurements
Other financial liabilities
Financial liabilities at fair value through profit or loss	￦	—	￦	—	￦	2,006	￦	2,006
Derivative financial liabilities for hedging purpose		—		62,883		—		62,883

		—		62,883		2,006		64,889

Disclosed fair value
Borrowings		—		—		8,684,886		8,684,886

		—		—		8,684,886		8,684,886

	￦	—	￦	62,883	￦	8,686,892	￦	8,749,775

1	The highest and best use of a non-financial asset does not differ from its current use.

KT Corporation and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2013, 2014 and 2015

36.4 Transfers Between Fair Value Hierarchy Levels of Recurring Fair Value Measurements

(a) Details of transfers between Level 1 and Level 2 of the fair value hierarchy for the recurring fair value measurements are as follows:

There are no transfers between Level 1 and Level 2 of the fair value hierarchy for the recurring fair value measurements.

(b) Details of changes in Level 3 of the fair value hierarchy for the recurring fair value measurements are as follows:

	2014
(in millions of Korean won)	Interest rate swap		Other derivative assets		Derivative financial assets for hedging purpose		Available- for-sale		Other derivative liabilities		Financial liabilities designated as at fair value through profit or loss		Derivative financial liabilities for hedging purpose
Beginning balance	￦	7,239	￦	7,905	￦	3,496	￦	292,314	￦	148	￦	2,802	￦	36,632
Reclassification		—		—		—		(5,836)		—		—		—
Amount recognized in profit or loss		(1)		(395)		5,315		(3,483)		32		532		—
Amount recognized in other comprehensive income		—		—		(1,469)		21,006		—		—		—
Purchases		—		—		—		34,322		466		—		—
Sales		—		(527)		—		(26,512)		—		—		—
Settlement		(7,238)		—		—		—		—		—		(36,632)
Transfer into Level 3 (From Cost method)		—		—		—		17,449		—		—		—

Ending balance	￦	—	￦	6,983	￦	7,342	￦	329,260	￦	646	￦	3,334	￦	—

	2015
(in millions of Korean won)	Other derivative assets		Derivative financial assets for hedging purpose		Available- for-sale		Other derivative liabilities		Financial liabilities designated as at fair value through profit or loss
Beginning balance	￦	6,983	￦	7,342	￦	329,260	￦	646	￦	3,334
Amount recognized in profit or loss		171,990		(5,157)		(704)		2,006		—
Amount recognized in other comprehensive income		—		8,105		47,189		—		—
Purchases		—		—		40,707		—		—
Sales		—		—		(113,634)		(551)		(3,334)
Settlement		(176,681)		(10,290)		—		—		—
Change in scope of consolidation		(2,274)		—		(35,481)		(95)		—

Ending balance	￦	18	￦	—	￦	267,337	￦	2,006	￦	—

KT Corporation and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2013, 2014 and 2015

36.5 Valuation Technique and the Inputs

Valuation techniques and inputs used in the recurring, non-recurring fair value measurements and disclosed fair values categorized within Level 2 and Level 3 of the fair value hierarchy as of December 31, 2014 and 2015, are as follows:

	2014
(in millions of Korean won)	Fair value		Level	Valuation techniques
Recurring fair value measurements
Other financial assets
Financial assets at fair value through profit or loss
Held for trading financial assets
Other derivative assets	￦	6,983	3	Monte-Carlo Simulation Option model (binomial trees)
Derivative financial assets for hedging purpose		34,198	2	Discounted cash flow model
		7,342	3	Hull-White model
Available-for-sale financial assets		371,353	2,3	Discounted cash flow model
Disclosed fair value
Investment property [1]		2,277,234	3	Discounted cash flow model
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

	2015
(in millions of Korean won)	Fair value		Level	Valuation techniques
Recurring fair value measurements
Other financial assets
Financial assets at fair value through profit or loss
Held for trading financial assets
Other derivative assets	￦	18	3	Monte-Carlo Simulation Option model
Derivative financial assets for hedging purpose		139,088	2	Discounted cash flow model
Available-for-sale financial assets		267,337	3	Discounted cash flow model
Disclosed fair value
Investment property [1]		2,645,246	3	Discounted cash flow model
Recurring fair value measurements
Other financial liabilities
Derivative financial liabilities for hedging purpose		62,883	2	Discounted cash flow model
Other derivative financial liabilities		2,006	3	Discounted cash flow model Comparable Company Analysis
Disclosed fair value
Borrowings		8,684,886	3	Discounted cash flow model

KT Corporation and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2013, 2014 and 2015

36.6 Valuation Processes for Fair Value Measurements Categorized Within Level 3

The Group uses external experts that perform the fair value measurements required for financial reporting purposes. External experts report directly to the chief financial officer (CFO), and discusses valuation processes and results with the CFO in line with the Group’s reporting dates.

36.7 Gains and losses on valuation at the transaction date

In the case that the Group values derivative financial instruments using inputs not based on observable market data, and the fair value calculated by the said valuation technique differs from the transaction price, then the fair value of the financial instruments is recognized as the transaction price. The difference between the fair value at initial recognition and the transaction price is deferred and amortized using a straight-line method by maturity of the financial instruments. However, in the case that inputs of the valuation techniques become observable in markets, the remaining deferred difference is immediately recognized in full in profit for the year.

In relation to this, details and changes of the total deferred difference for the years ended December 31, 2014 and 2015, are as follows:

(in millions of Korean won)	2014				2015
	Other derivative financial instruments		Other derivative financial liabilities		Other derivative financial instruments		Other derivative financial liabilities
Beginning balance	￦	—	￦	43,322	￦	—	￦	32,492
New transactions		—		—		14,116		—
Amortization		—		(10,830)		(2,823)		—
Disposal		—		—		—		(32,492)

Ending balance	￦	—	￦	32,492	￦	11,293	￦	—

KT Corporation and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2013, 2014 and 2015

37.    Interests in Unconsolidated Structured Entities

Details of information about its interests in unconsolidated structured entities, which the Group does not have control over, including the nature, purpose and activities of the structured entity and how the structured entity is financed, are as follows:

Remarks	Nature, purpose, activities and others
Real estate finance	A structured entity incorporated for the purpose of real estate development is provided with funds by investors’ investments in equity and borrowings from financial institutions (including long-term and short-term loans and issuance of ABCP due in three months), and based on these, the structured entity implements activities such as real estate acquisition, development and mortgage loans. The structured entity repays loan principals with funds incurred from installment house sales after the completion of real estate development or with collection of the principal of mortgage loan. The remaining shares are distributed to investors. As of December 31, 2015, this entity is engaged in real estate finance structured entity, and generates revenues by receiving dividends from direct investments in or receiving interests on loans to the structured entity. Financial institutions, including the Entity, are provided with guarantees including joint guarantees or real estate collateral from investors and others. Consequently, the entity is a priority over other parties in the preservation of claim. However, when the credit rating of investors and others decreases or when the value of real estate decreases, the entity may be obliged to cover losses.

PEF and investment funds	Minority investors including managing members contribute to PEF and investment funds incorporated for the purpose of providing funds to the small, medium, or venture entities, and the managing member implements activities such as investments in equity or loans based on the contributions. As of December 31, 2015, the entity is engaged in PEF and investment funds structured entity, and after contributing to PEF and investment funds, the entity receives dividends for operating revenues from these contributions. The entity is provided with underlying assets of PEF and investment funds as collateral. However, when the value of the underlying assets decreases, the entity may be obliged to cover losses.

M&A finance	A structured entity incorporated for the purpose of supporting a certain company’s financial structure improvement or acquiring equity or convertible bonds is provided with funds by investors’ investments in equity and long-term or short-term borrowings from financial institutions, and based on these, the structured entity acquires shares held by the entity, which has plans to improve its financial structure, or to dispose convertible bonds and others. The structured entity repays loan principals with funds incurred from disposals of holding shares after a certain period. The remaining shares are distributed to investors. As of December 31, 2015, the entity is engaged in M&A finance structured entity, and receives interests. Financial institutions are provided with guarantees including joint guarantees or shares subject to M&A from investors and others. Consequently, the entity is a priority over other parties in the preservation of claim. However, when the credit rating of investors and others decreases or when the value of shares provided as collateral decreases, the Group may be obliged to cover losses.

Asset securitization	A transferor other than this entity transfers the assets, which are subject to securitization, to a structured entity incorporated by the transferor or other financial institutions other than the entity, and based on this as underlying assets, the structured entity is provided with funds by asset-backed borrowings and pays acquisition costs of the acquired underlying assets. As of December 31, 2015, the entity is engaged in the structured entity, and generates revenues by receiving interest income as the entity provides asset-backed loans directly to the structured entity. When the structured entity has difficulty repaying loan principal, the transferor has obligation to cover the lack of funds. Consequently, the financial institutions including the entity are a priority over other parties in the preservation of claim. However, when the credit rating of transferor decreases, the said entity may be obliged to cover losses.

KT Corporation and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2013, 2014 and 2015

Remarks	Nature, purpose, activities and others
Other	There are other structured entity types, which the entity is engaged in, such as shipping finance, SPAC and others. Interest income is realized from the entity’s loans to the relevant structured entity. When the credit rating of the shipping company decreases, or the value of vessels decreases, the entity may be obliged to cover losses. When SPAC is listed or merged after the entity invests in shares or convertible bonds issued by the relevant structured entity, revenues are realized from disposal of the shares of the convertible bonds. However, the entity may be obliged to cover losses when SPAC is liquidated if the SPAC is not listed or merged.

Details of scale of unconsolidated structured entities and nature of the risks associated with an entity’s interests in unconsolidated structured entities as of December 31, 2014 and 2015, are as follows:

	2014
(in millions of Korean won)	Real Estate Finance		PEF & Investment Fund		Acquisition Finance		Asset-backed Securitization		Others		Total
Total amount of Unconsolidated Structured Entities	￦	4,584,026	￦	3,894,693	￦	2,086,841	￦	4,828,936	￦	127,228	￦	15,521,724
Assets recognized in statement of financial position
Loans	￦	254,305	￦	360	￦	66,073	￦	170,826	￦	1,979	￦	493,543
Other financial assets		24,340		112,116		—		—		8,369		144,825
Joint ventures and associates		7,081		155,000		—		—		27,630		189,711

Total	￦	285,726	￦	267,476	￦	66,073	￦	170,826	￦	37,978	￦	828,079

Maximum loss exposure [1]
Investment Assets	￦	285,726	￦	267,476	￦	66,073	￦	170,826	￦	37,978	￦	828,079
Credit grants		88,000		—		—		—		—		88,000

Total	￦	373,726	￦	267,476	￦	66,073	￦	170,826	￦	37,978	￦	916,079

	2015
(in millions of Korean won)	Real Estate Finance		PEF & Investment Fund		Asset-backed Securitization		Total
Total amount of Unconsolidated Structured Entities	￦	98,192	￦	3,498,552	￦	2,625,075	￦	6,221,819
Assets recognized in statement of financial position
Loans	￦	—	￦	—	￦	—	￦	—
Other financial assets		—		54,874		—		54,874
Joint ventures and associates		9,303		148,294		—		157,597

Total	￦	9,303	￦	203,168	￦	—	￦	212,471

Maximum loss exposure [1]	￦	9,303	￦	203,168	￦	—	￦	212,471
Investment Assets		—		—		—		—
Credit grants		—		—		—		—

Total	￦	9,303	￦	203,168	￦	—	￦	212,471

1	Maximum exposure to loss includes the investments recognized in the Group’s financial statements and the amounts which are probable to be determined when certain conditions are met by agreements including purchase agreements, credit granting and others.

KT Corporation and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2013, 2014 and 2015

38.    Information About Non-controlling Interests

Changes in Accumulated Non-controlling Interests

The profit or loss allocated to non-controlling interests and accumulated non-controlling interests of subsidiaries that are material to the Group for the years ended December 31, 2013, 2014 and 2015 is as follows:

	2013
(in millions of Korean won)	Non-controlling Interests rate(%)	Accumulated non-controlling interests at the beginning of the year		Profit or loss allocated to non-controlling interests		Dividends paid to non-controlling interests		Others		Accumulated non-controlling interests at the end of the year
KT Skylife Co., Ltd.	49.89%	￦	264,765	￦	29,081	￦	(8,662)	￦	(1,203)	￦	283,981
BC Card Co., Ltd.	34.49%		208,923		35,949		(10,890)		27,734		261,716
KT Rental	42.00%		119,029		8,682		(2,986)		(1,057)		123,668
KT Powertel Co., Ltd.	55.15%		66,323		3,007		(669)		(755)		67,906
KT Hitel Co., Ltd.	36.30%		45,507		(670)		—		11,183		56,020

	2014
(in millions of Korean won)	Non-controlling Interests rate(%)	Accumulated non-controlling interests at the beginning of the year		Profit or loss allocated to non-controlling interests		Dividends paid to non-controlling interests		Others		Accumulated non-controlling interests at the end of the year
KT Skylife Co., Ltd.	50.01%	￦	283,981	￦	26,828	￦	(10,538)	￦	(2,971)	￦	297,300
BC Card Co., Ltd.	30.46%		261,716		31,414		(7,299)		7,100		292,931
KT Rental	42.00%		123,668		15,538		(1,903)		(121)		137,182
KT Powertel Co., Ltd.	55.15%		67,906		2,961		(631)		(5)		70,231
KT Hitel Co., Ltd.	36.30%		56,020		2,195		—		(7,079)		51,136

	2015
(in millions of Korean won)	Non-controlling Interests rate(%)	Accumulated non-controlling interests at the beginning of the year		Profit or loss allocated to non-controlling interests		Dividends paid to non-controlling interests		Others		Accumulated non-controlling interests at the end of the year
KT Skylife Co., Ltd.	50.01%	￦	297,300	￦	27,032	￦	(8,325)	￦	873	￦	316,880
BC Card Co., Ltd.	30.46%		292,931		62,943		(22,650)		(10,303)		322,921
KT Powertel Co., Ltd.	55.15%		70,231		(17,880)		(1,118)		(307)		50,926
KT Hitel Co., Ltd.	36.30%		51,136		(608)		—		161		50,689

KT Corporation and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2013, 2014 and 2015

Summarized Financial Information on Subsidiaries

The summarized financial information for each subsidiary with non-controlling interests that are material to the Group before inter-company eliminations is as follows:

Summarized consolidated statements of financial position as of December 31, 2013, 2014 and 2015, are as follows:

	2013
(in millions of Korean won)	KT Skylife Co., Ltd.		BC Card Co., Ltd.		KT Rental		KT Powertel Co., Ltd.		KT Hitel Co., Ltd.
Non-controlling Interests rate(%)		49.89%		34.49%		42.00%		55.15%		36.30%
Current assets	￦	287,142	￦	2,292,323	￦	362,040	￦	87,932	￦	178,659
Non-current assets		397,509		672,427		1,826,231		79,199		115,006
Current liabilities		191,181		1,958,506		532,634		30,433		99,348
Non-current liabilities		91,887		216,505		1,363,625		13,579		3,296
Equity		401,583		789,738		292,013		123,119		191,021
Accumulated non-controlling interests		200,360		273,328		122,650		67,906		69,343
Operating revenue		630,469		3,102,968		886,959		112,905		582,925
Profit or loss for the year		72,724		128,475		32,400		5,453		3,551
Total comprehensive income		73,943		198,778		31,041		5,661		8,109
The profit or loss allocated to non-controlling interests		36,284		44,465		13,608		3,008		1,289
Cash flows from operating activities		141,282		273,904		(346,309)		16,010		11,108
Cash flows from investing activities		(218,797)		(17,335)		(39,246)		(15,794)		(18,199)
Cash flows from financing activities before dividends paid to non-controlling interests		(14,346)		10,216		392,098		(6,252)		13,192
Dividends paid to non-controlling interests		(8,344)		(10,051)		(2,075)		(1,538)		—
Effect of exchange rate change on cash and cash equivalents		—		—		(287)		—		(49)
Net (decrease)/increase in cash and cash equivalents		(100,205)		256,734		4,181		(7,574)		6,052

	2014
(in millions of Korean won)	KT Skylife Co., Ltd.		BC Card Co., Ltd.		KT Rental		KT Powertel Co., Ltd.		KT Hitel Co., Ltd.
Non-controlling Interests rate(%)		50.01%		30.46%		42.00%		55.15%		36.30%
Current assets	￦	260,391	￦	2,023,465	￦	377,916	￦	83,846	￦	119,957
Non-current assets		422,618		676,923		2,278,469		73,484		107,037
Current liabilities		226,878		1,723,966		718,852		21,787		29,748
Non-current liabilities		19,448		70,957		1,598,798		8,209		1,681
Equity		436,683		905,465		338,735		127,334		195,565
Accumulated non-controlling interests		297,300		292,931		143,457		70,231		51,136
Operating revenue		656,430		3,297,308		1,074,569		105,250		494,455
Profit or loss for the year		55,162		134,450		51,388		5,368		12,205
Total comprehensive income		53,990		331,599		52,437		5,368		9,873
The profit or loss allocated to non-controlling interests		26,828		31,414		19,543		2,961		2,195
Cash flows from operating activities		140,057		176,019		(346,743)		10,190		65,096
Cash flows from investing activities		(20,889)		(21,699)		(35,632)		(647)		(44,712)
Cash flows from financing activities before dividends paid to non-controlling interests		(26,411)		(31,497)		359,510		(1,137)		—
Dividends paid to non-controlling interests		(10,538)		(7,299)		(1,903)		(631)		—
Effect of exchange rate change on cash and cash equivalents		—		—		—		—		(12)
Net (decrease)/increase in cash and cash equivalents		82,219		115,524		(24,768)		7,775		20,372

KT Corporation and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2013, 2014 and 2015

	2015
(in millions of Korean won)	KT Skylife Co., Ltd.		BC Card Co., Ltd.		KT Powertel Co., Ltd.		KT Hitel Co., Ltd.
Non-controlling Interests rate(%)		50.01%		30.46%		55.15%		36.30%
Current assets	￦	279,480	￦	2,291,047	￦	65,739	￦	157,355
Non-current assets		431,814		672,905		47,776		78,402
Current liabilities		143,511		1,882,363		16,016		33,656
Non-current liabilities		74,339		63,271		5,166		282
Equity		493,444		1,018,318		92,333		201,819
Accumulated non-controlling interests		316,880		322,921		50,926		50,689
Operating revenue		668,521		3,504,946		104,527		162,155
Profit or loss for the year		72,987		218,969		(32,417)		7,258
Total comprehensive income		73,147		188,360		(32,417)		6,769
The profit or loss allocated to non-controlling interests		27,032		62,943		(17,880)		(608)
Cash flows from operating activities		157,762		128,927		(12,016)		22,556
Cash flows from investing activities		(92,350)		73,118		10,691		(19,949)
Cash flows from financing activities before dividends paid to non-controlling interests		(35,984)		(75,121)		(2,015)		—
Dividends paid to non-controlling interests		(8,325)		(22,650)		(1,118)		—
Net (decrease)/increase in cash and cash equivalents		139,703		827,523		11,005		33,708

Transactions with Non-controlling Interests

The effect of changes in the ownership interest on the equity attributable to owners of the Group during 2013, 2014 and 2015 is summarized as follows:

(in millions of Korean won)	2013		2014		2015
Carrying amount of non-controlling interests acquired [1]	￦	14,353	￦	16,136	￦	—
Consideration paid to non-controlling interests [2]		(16,202)		(9,764)		2,699

Excess of consideration paid recognized in parent’s equity	￦	(1,849)	￦	6,372	￦	2,699

1	In 2013, the Group acquired the remaining 40% of the issued shares of KT Dutch B.V., a subsidiary, for ￦3,980 million. The Group now holds 100% equity interest in KT Dutch B.V. The carrying amount of the non-controlling interests in KT Dutch B.V. at the date of acquisition was ￦14,353 million. As a result, the Group derecognized non-controlling interests of ￦14,353 million and recorded an increase in equity attributable to owners of the parent of ￦10,373 million.

In 2014, the Group acquired the shares of BC Card Co., Ltd., which had been held by KT Capital Co., Ltd. as a result of spin-off and merger of certain division of KT Capital Co., Ltd. The Group’s effective percentage of ownership of BC Card Co., Ltd. increased from 65.51% to 69.54%. As a result, the carrying amount of controlling interest increased by ￦16,136 million.

2	In 2013, the Group’s non-controlling interest increased by 2.24% through an unequal capital increase of KT Hitel Co., Ltd. This resulted in an increase in the carrying amount of non-controlling interest of ￦8,439 million. Also, on July 11, 2013, the Group’s non-controlling interest increased by 6.04% through an unequal capital increase of Nasmedia, Inc. As a result, the carrying amount of non-controlling interest increased by ￦7,239 million.

In 2014, the convertible bonds issued by KT Music Corporation has been converted into common stocks, and as a result, common shares and share premium of the Group increased by ￦20,349 million. The Group’s ownership decreased from 57.78% to 49.99%, and accordingly, the carrying amount of non-controlling interest increased by ￦9,764 million.

In 2015, the Group participated in paid-in capital increase of KT Linkus Inc., a subsidiary. The Group’s effective ownership decreased to 91.4% from 93.8%, and the equity attributable to the owner of a consolidated company increased by ￦392 million. In addition, non-controlling interest decreased by 47.2% due to reduction of capital stock without any refund and paid-in increased capital effect of KT Innoedu Co., Ltd., a subsidiary. Due to this transaction, the equity attributable to the owner of a consolidated company increased by ￦2,277 million. Furthermore, as KT Corporation purchased the share of KT Sports Co., Ltd., a subsidiary of KT Rental Co., the non-controlling interest decreased by 2.5%. Due to this transaction, the equity attributable to the owner of a consolidated company increased to ￦30 million. In the prior period, convertible bonds issued by KT Music Co., were converted to common stocks. Due to this conversion, common stock and capital in excess of

KT Corporation and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2013, 2014 and 2015

par value amounting to ￦20,349 million increased. Ownership interest of the consolidated company decreased to 49.9% from 57.8%, and the equity attributable to the owner of the consolidated company decreased by ￦9,764 million.

39.    Discontinued Operations

The Group disposed of KT Rental, a subsidiary of the Group, on June 3, 2015, and KT Capital Co., Ltd. on August 20, 2015. The profit and loss on the related operations of KT Rental and KT Capital Co., Ltd. are presented as discontinued operations, and the related financial information is as follows:

Profit and loss from discontinued operations for the years ended December 31, 2013, 2014 and 2015, are as follows:

(in millions of Korean won)	2013		2014		2015
Revenue	￦	912,854	￦	1,115,977	￦	546,440
Expenses		837,104		1,024,472		534,383
Profit on disposal of discontinued operations		—		—		248,033
Profit before tax of discontinued operations		75,750		91,505		260,090
Income tax expense		37,688		5,105		119,015

Profit for the period from discontinued operations	￦	38,062	￦	86,400	￦	141,075

Cash flows from discontinued operations for the years ended December 31, 2013, 2014 and 2015, are as follows:

(in millions of Korean won)	2013		2014		2015
Cash flows from operating activities	￦	(382,953)	￦	(265,655)	￦	(134,226)
Cash flows from investing activities		(65,604)		(4,647)		24,157
Cash flows from financing activities		440,028		220,064		93,566

Net cash flows	￦	(8,529)	￦	(50,238)	￦	(16,503)

40.    Event after the reporting period

Subsequent to December 31, 2015, the Group issued the following public bonds:

(in millions of Korean won)	Issue date	Total par value		Coupon rate	Maturity date
The 189-1st Public bond	Jan. 28, 2016	￦	100,000	1.76%	Jan. 28, 2019
The 189-2nd Public bond	Jan. 28, 2016		130,000	1.94%	Jan. 28, 2021
The 189-3rd Public bond	Jan. 28, 2016		100,000	2.20%	Jan. 28, 2026
The 189-4th Public bond	Jan. 28, 2016		70,000	2.35%	Jan. 28, 2036