Form 20-F
period 2016-12-31
KT CORP
filed 2017-04-28
CIK 892450

As filed with the Securities and Exchange Commission on April 28, 2017

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2016

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

Kwang Suk Shin

KT Gwanghwamun Building East

33, Jong-ro 3-Gil, Jongno-gu

03155 Seoul, Korea

Telephone: +82-31-727-0114; E-mail: ks.shin@kt.com

(Name, telephone, e-mail and/or facsimile number and address of company contact person)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Name of each exchange on which registered
American Depositary Shares, each representing	New York Stock Exchange, Inc.
one-half of one share of ordinary share
Ordinary share, par value ￦5,000 per share*	New York Stock Exchange, Inc.*

Securities registered or to be registered pursuant to Section 12(g) of the Act.

None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

None

As of December 31, 2016, there were 244,971,643 ordinary shares, par value ￦5,000 per share, outstanding

(not including 16,140,165 ordinary shares held by the registrant as treasury shares)

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.    Yes  ☒    No  ☐

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.    Yes  ☐    No   ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.    Yes  ☒    No  ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).    Yes  ☐    No   ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer  ☒    Accelerated filer  ☐    Non-accelerated filer  ☐    Emerging growth company  ☐

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act.  ☐

† The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

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

All references to “Won” or “￦” in this annual report are to the currency of the Republic and all references to “Dollars,” “$,” “US$” or “U.S. dollars” are to the currency of the United States of America. Our monetary assets and liabilities denominated in foreign currency are translated into Won at the market average exchange rate announced by Seoul Money Brokerage Services, Ltd. (the “Market Average Exchange Rate”) on the balance sheet dates, which were, for U.S. dollars, ￦1,099.2 to US$1.00, ￦1,172.0 to US$1.00 and ￦1,208.5 to US$1.00 on December 31, 2014, 2015 and 2016, respectively. Our consolidated financial statements are expressed in Won and, solely for the convenience of the reader, the consolidated financial statements as of and for the year ended December 31, 2016 have been translated into United States dollars at the rate of ￦1,208.5 to US$1.00, the Market Average Exchange Rate in effect on December 30, 2016.

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

Item 2. Offer Statistics and Expected Timetable

Item 2.A. Offer Statistics

Not applicable.

Item 2.B. Method and Expected Timetable

Not applicable.

Item 3. Key Information

Item 3.A. Selected Financial Data

You should read the selected consolidated financial data below in conjunction with the consolidated financial statements (“Consolidated Financial Statements”) as of December 31, 2015 and 2016 and for each of the years in the three-year period ended December 31, 2016, and the report of the independent registered public accounting firm on these statements included herein. These audited financial statements and the related notes have been prepared under International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). The selected consolidated financial data for the three years ended December 31, 2016 have been derived from our audited consolidated financial statements.

In addition to preparing financial statements in accordance with IFRS as issued by the IASB included in this annual report, we also prepare financial statements in accordance with IFRS as adopted by the Republic of Korea (“K-IFRS”), which we are required to file with the Financial Services Commission and the Korea Exchange under the Financial Investment Services and Capital Markets Act of Korea (“FSCMA”). English translations of such financial statements are furnished to the Securities and Exchange Commission under Form 6-K. During the three years ended December 31, 2016, we are required to adopt certain amendments and interpretations to K-IFRS, relating to presentation of operating profit. Additionally, under K-IFRS, revenue from the development and sale of real estate is recognized using the percentage of completion method. However, under IFRS as issued by the IASB, revenue from the development and sale of real estate is recognized when an individual unit of residential real estate is delivered to the buyer. Furthermore, in connection with the exercise of early redemption rights for certain commercial paper guaranteed by KT ENGCORE Co., Ltd. (formerly known as KT ENS Corporation until April 2015) (“KT ENGCORE”), our previously consolidated subsidiary until August 2014, we recognized financial losses relating to the resulting estimation of guarantee liabilities in our consolidated statements of operations prepared in accordance with IFRS as issued by the IASB for the year ended December 31, 2013 (which were issued on April 28, 2014), which were not reflected in our financial statements prepared in accordance with K-IFRS for the year ended December 31, 2013 (which were issued on March 13, 2014) as it was not possible to make a reasonable estimate of the liabilities at the time of issuing the K-IFRS financial statements. We subsequently reflected such losses in our K-IFRS financial statements for the year ended December 31, 2014. As a result, the presentation of operating results in our consolidated statements of operations prepared in accordance with IFRS as issued by the IASB included in this annual report differs from the presentation of operating results in our consolidated statements of operations prepared in accordance with K-IFRS. See “Item 5. Operating and Financial Review and Prospects—Item 5.A. Operating Results—Explanatory Note Regarding Presentation of Certain Financial Information under K-IFRS” for additional information.

The information set forth below is not necessarily indicative of the results of future operations and should be read in conjunction with “Item 5. Operating and Financial Review and Prospects” and our Consolidated Financial Statements and related notes included in this annual report.

Consolidated statement of operations data

	Year Ended December 31,
	2012		2013		2014		2015		2016		2016 (1)
	(In billions of Won and millions of Dollars, except per share data)
Continuing Operations:
Operating revenue	￦	24,110	￦	23,146	￦	22,613	￦	22,700	￦	23,121	US$	19,132

Revenue		23,323		22,818		22,359		22,212		22,755		18,829
Others		787		328		253		488		366		303
Operating expenses		22,433		22,911		23,392		21,623		21,781		18,023

Operating profit		1,677		235		(779)		1,077		1,340		1,109
Finance income		498		278		253		273		296		245
Finance costs		(780)		(633)		(792)		(645)		(515)		(426)
Income from jointly controlled entities and associates		18		7		19		6		3		2

Profit (loss) from continuing operations before income tax		1,413		(114)		(1,299)		711		1,123		930

Income tax expense (benefit)		278		12		(271)		227		328		272
Profit (loss) for the year from the continuing operations		1,135		(126)		(1,028)		484		795		658

Discontinued operations:
Profit (loss) from discontinued operations		(30)		38		86		141		—		—

Profit (loss) for the year	￦	1,105	￦	(88)	￦	(941)	￦	625	￦	795	US$	658

Profit (loss) for the year attributable to:
Equity holders of the parent company	￦	1,046	￦	(190)	￦	(1,030)	￦	546	￦	708	US$	586
Profit (loss) from continuing operations		1,070		(216)		(1,094)		404		708		586
Profit (loss) from discontinued operations		(24)		26		64		142		—		—
Non-controlling interest	￦	59	￦	102	￦	89	￦	78	￦	87	US$	72
Profit from continuing operations		64		90		66		80		87		72
Profit (loss) from discontinued operations		(5)		12		22		(1)		—		—
Earnings per share attributable to the equity holders of the Parent Company during the period (in won):
Basic earnings (loss) per share	￦	4,296	￦	(779)	￦	(4,215)	￦	2,231	￦	2,893	US$	2
From continuing operations		4,396		(885)		(4,477)		1,650		2,893		2
From discontinued operations		(100)		106		262		581		—		—
Diluted earnings (loss) per share	￦	4,295	￦	(782)	￦	(4,215)	￦	2,231	￦	2,891	US$	2
From continuing operations		4,395		(888)		(4,477)		1,650		2,891		2
From discontinued operations		(100)		106		262		581		—		—

Consolidated statement of financial position data

	As of December 31,
Selected Statement of Financial Position Data	2012		2013		2014		2015		2016		2016 (1)
	(In billions of Won and millions of Dollars)
Assets:
Current assets:
Cash and cash equivalents	￦	2,058	￦	2,071	￦	1,889	￦	2,559	￦	2,900	US$	2,400
Trade and other receivables, net		6,916		6,373		5,780		4,854		5,327		4,408
Other financial assets		246		480		333		293		721		596
Current income tax assets		1		35		4		4		2		2
Inventories, net		935		674		419		617		455		376
Other current assets		362		340		350		317		311		257

Total current assets		10,517		9,972		8,774		8,643		9,716		8,039

Non-current assets:
Trade and other receivables, net		2,108		1,739		1,759		704		709		587
Other financial assets		672		673		705		658		665		550
Property and equipment, net		15,806		16,387		16,468		14,479		14,312		11,843
Investment property, net		1,155		1,105		1,060		1,102		1,148		950
Intangible assets, net		3,214		3,827		3,544		2,600		3,023		2,501
Investments in jointly controlled entities and associates		379		364		339		270		284		235
Deferred income tax assets		611		707		1,079		845		701		580
Other non-current assets		95		76		72		102		106		88
Total non-current assets		24,040		24,878		25,025		20,761		20,948		17,335

Total assets	￦	34,558	￦	34,850	￦	33,799	￦	29,404	￦	30,664	US$	25,374

Liabilities and Equity:
Current liabilities:
Trade and other payables	￦	7,235	￦	7,433	￦	6,428	￦	6,335	￦	7,140	US$	5,908
Borrowings		3,197		3,021		2,956		1,726		1,820		1,506
Other financial liabilities		72		64		24		44		1		1
Current income tax liabilities		144		100		46		81		89		73
Provisions		206		115		111		104		96		80
Deferred income		171		144		144		98		36		29
Other current liabilities		242		348		279		311		342		283

Total current liabilities		11,267		11,224		9,987		8,699		9,524		7,880

Non-current liabilities:
Trade and other payables		729		1,108		944		669		1,188		983
Borrowings		8,239		8,463		9,860		6,909		6,301		5,214
Other financial liabilities		70		179		191		104		108		90
Retirement benefit liabilities		549		586		594		524		378		313
Provisions		150		134		106		91		101		83
Deferred income		157		148		147		96		85		71
Deferred income tax liabilities		137		169		144		130		138		114
Other non-current liabilities		41		2		39		27		59		49

Total non-current liabilities		10,073		10,789		12,025		8,550		8,358		6,916

Total liabilities	￦	21,340	￦	22,013	￦	22,012	￦	17,249	￦	17,882	US$	14,796

Equity attributable to owners of the Parent Company
Paid-in capital
Share capital	￦	1,564	￦	1,564	￦	1,564	￦	1,564	￦	1,564	US$	1,295
Share premium		1,440		1,440		1,440		1,440		1,440		1,192
Retained earnings		10,646		10,019		8,568		9,050		9,644		7,981
Accumulated other comprehensive income (expense)		1		25		26		14		(1)		(1)
Other components of equity		(1,343)		(1,321)		(1,261)		(1,233)		(1,218)		(1,008)
		12,309		11,728		10,338		10,836		11,430		9,458

Non-controlling interest		909		1,110		1,449		1,320		1,353		1,119
Total equity		13,218		12,837		11,788		12,156		12,783		10,577
Total liabilities and equity	￦	34,558	￦	34,850	￦	33,799	￦	29,404	￦	30,664	US$	25,374

Consolidated statement of cash flow data

	Year Ended December 31,
	2012		2013		2014		2015		2016		2016 (1)
	(In billions of Won and millions of Dollars)
Net cash generated from operating activities	￦	5,725	￦	4,111	￦	1,916	￦	4,230	￦	4,771	US$	3,948
Net cash provided by (used in) investing activities		(3,851)		(3,783)		(3,171)		(2,402)		(3,485)		(2,884)
Net cash provided by (used in) financing activities		(1,278)		(312)		1,072		(1,164)		(943)		(781)

Operating Data

	As of December 31,
	2012	2013	2014	2015	2016
Lines installed (thousands) (2)	25,242	24,264	23,930	23,607	24,858
Lines in service (thousands) (2)	15,121	14,032	13,713	12,440	11,871
Lines in service per 100 inhabitants (2)	29.7	27.4	26.7	24.6	23.0
Mobile subscribers (thousands)	16,502	16,454	17,300	18,038	18,892
Broadband Internet subscribers (thousands)	8,037	8,067	8,129	8,328	8,516

(1)	For convenience, the Won amounts are expressed in U.S. dollars at the rate of ￦1,208.5 to US$1.00, the Market Average Exchange Rate in effect on December 30, 2016. This translation should not be construed as a representation that the Won amounts represent, have been or could be converted into U.S. dollars at that rate or any other rate.

(2)	Including public telephones.

Exchange Rate Information

The following table sets out information concerning the Market Average Exchange Rate for the periods and dates indicated:

Period	At End of Period	Average Rate (1)	High	Low
	(Won per US$1.00)
2010	1,138.9	1,156.3	1,261.5	1,104.0
2011	1,153.3	1,108.1	1,199.5	1,049.5
2012	1,071.1	1,126.9	1,181.8	1,071.1
2013	1,055.3	1,095.0	1,159.1	1,051.5
2014	1,099.2	1,053.2	1,118.3	1,008.9
2015	1,172.0	1,131.5	1,203.1	1,068.1
2016	1,208.5	1,160.5	1,240.9	1,093.2
November	1,168.5	1,161.6	1,183.6	1,137.5
December	1,208.5	1,182.3	1,208.5	1,159.1
2017 (through April 25)	1,131.7	1,149.8	1,208.5	1,112.5
January	1,157.8	1,185.1	1,208.5	1,157.8
February	1,132.1	1,144.9	1,165.5	1,131.0
March	1,116.1	1,134.8	1,158.2	1,112.5
April (through April 25)	1,131.7	1,133.5	1,145.8	1,113.8

Source: Seoul Money Brokerage Services, Ltd.

(1)	Represents the average of the Market Average Exchange Rates on each business day during the relevant period (or portion thereof).

Our monetary assets and liabilities denominated in foreign currency are translated into Won at the Market Average Exchange Rate on the balance sheet dates, which were, for U.S. dollars, ￦1,099.2 to US$1.00, ￦1,172.0 to US$1.00 and ￦1,208.5 to US$1.00, at December 31, 2014, 2015 and 2016, respectively.

Our consolidated financial statements are expressed in Won and, solely for the convenience of the reader, the consolidated financial statements as of and for the year ended December 31, 2016 have been translated into United States dollars at the rate of ￦1,208.5 to US$1.00, the Market Average Exchange Rate in effect on December 30, 2016.

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

Risks Relating to Our Company and Business

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

Mobile Service. We provide mobile services based on Wideband Code Division Multiple Access (“W-CDMA”) technology and Long-Term Evolution (“LTE”) technology. Competitors in the mobile telecommunications service industry are SK Telecom and LG U+. We had a market share of 30.6% as of December 31, 2016, making us the second largest mobile telecommunications service provider in Korea. SK Telecom had a market share of 49.1% as of December 31, 2016. Mobile subscribers are allowed to switch their service provider while retaining the same mobile phone number. Mobile service providers also grant subsidies to subscribers who purchase new handsets and agree to a minimum subscription period. Such mobile number portability and handset subsidies previously intensified competition among the mobile service providers and increased their marketing expenses. In addition, wide variation in subsidy amounts paid to subscribers led to concerns relating to consumer discrimination over time. Consequently, in order to enhance transparency in subsidy amounts paid to subscribers, the Act on Improvement of Mobile Telecommunication Device Distribution System (the “Handset Distribution Reform Act”), which limits the amount of handset subsidies offered by service providers, was enacted in October 2014. As a result, price competition through handset subsidies has become less prevalent. However, if regulations are amended to allow a greater amount of subsidies and mobile service providers adopt a strategy of expanding market share through price competition, it could lead to a decrease in our net profit margins.

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

Fixed-line Telephone Services. Before December 1991, we were the sole provider of local, domestic long-distance and international long-distance telephone services in Korea. Since then, various competitors have entered the local, domestic long-distance and international long-distance telephone service markets in Korea, which have eroded our market shares. LG U+ and SK Broadband currently provide local, domestic long-distance and international long-distance telephone services. In addition, Sejong Telecom, Inc. (formerly, Onse Telecom Corporation) and SK Telink, Inc. currently provide domestic long-distance and international long-distance telephone services. We also compete with specific service providers, such as Internet phone service providers, voice resellers and call-back service providers that offer international long-distance service in Korea. While we offer our own Internet phone service, the entry of these and other potential competitors into the local, domestic long-distance and international long-distance telephone service markets has had and may continue to have a material adverse effect on our revenues and profitability from these services. As of December 31, 2016, we had a market share in local telephone service of 80.6% and a market share in domestic long-distance service of 78.9%. Further increase in competition may decrease our market shares in such services. As part of our efforts to improve our operational efficiencies, we transferred all operations relating to fixed-line sales activities (including on-site sales, line activation, after service, and customer center operations) to our subsidiaries in 2014.

Internet Services. The Korean broadband Internet access service market has experienced significant growth in the past decade. SK Broadband (formerly Hanarotelecom) entered the broadband market in 1999 offering both Hybrid Fiber Coaxial (“HFC”) and Asymmetric Digital Subscriber Line (“ADSL”) services. We also began offering broadband Internet access service in 1999, followed by Dreamline, Sejong and LG U+. In recent years, numerous cable television operators have also begun to offer HFC-based services at rates lower than ours. We had a market share of 41.4% as of December 31, 2016. As a result of having to compete with a number of competitors and the maturing of the Internet access service market, we currently encounter, and we expect to encounter, pressure to increase marketing expenses in the future.

The market for other Internet-related services in Korea, including IPTV and Internet phone services, is also very competitive. We anticipate that competition will continue to intensify as the usage and popularity of the Internet grows and as domestic and international competitors newly enter the Internet industry in Korea or expand product offerings such as gigabit Internet service. The substantial growth of the Internet industry in Korea has attracted many competitors and as a result may lead to increasing price competition to provide Internet-related services. Increased competition in the Internet industry could have a material adverse effect on the number of subscribers of our Internet-related service and on our results of operations.

Failure to renew existing bandwidth spectrum, acquire adequate additional bandwidth spectrum or use our bandwidth efficiently may adversely affect our mobile telecommunications business and results of operations.

One of the principal limitations on a wireless network’s subscriber capacity is the amount of bandwidth spectrum allocated to a service provider. We currently use 40 MHz of bandwidth in the 2.1 GHz spectrum, of which 20 MHz is used for our 4G LTE services and the remaining 20 MHz of bandwidth for our IMT-2000 services based on W-CDMA wireless network standards. We also use 20 MHz of bandwidth in the 900 MHz spectrum and 35 MHz of bandwidth in the 1.8 GHz spectrum for our 4G LTE services. We also use 20 MHz of bandwidth in the 1.8 GHz spectrum, which we acquired in May 2016 for our Wideband LTE-A services. For more information on our licenses to bandwidth spectrum, see “Item 4. Information on the Company—Item 4.D. Property, Plants and Equipment—Mobile Networks.”

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

The telecommunications industry is characterized by continual advances and improvements in telecommunications technology, and we have been continually researching and implementing technology upgrades and additional telecommunication services to maintain our competitiveness. For example, in March 2005, we acquired a license to provide wireless broadband Internet access (“WiBro”) service for ￦126 billion, and commercially launched our service in June 2006. We completed the upgrade of our 4G WiBro network and expanded our WiBro service coverage to 84 cities nationwide and major highways in March 2011, which we believe allows us to provide WiBro services at speeds that are approximately three times faster than our previous 3G network at a lower cost, and had approximately 506,000 subscribers as of December 31, 2016. The number of our WiBro subscribers decreased in 2016 compared to 2015, as more WiBro subscribers chose to access the Internet using our 4G LTE network rather than WiBro following the proliferation of 4G LTE services since 2013. Furthermore, we focused our subscriber retention efforts during 2016 on our mobile subscribers rather than our WiBro subscribers. We are also continually upgrading our broadband network to enable better fiber-to-the-home (“FTTH”) connection, which enhances data transmission speed and connection quality. FTTH is a telecommunication architecture in which a communication path is provided over optical fiber cables extending from the telecommunications operator’s switching equipment to the boundary of home or office. FTTH uses fiber optic cable, which is able to carry a high-bandwidth signal for longer distances without degradation. FTTH also enables us to deliver digital media content, such as IPTV, with higher stability.

In addition, we have been building more advanced mobile telecommunications networks based on LTE technology, which is generally referred to as 4G technology, and commenced providing commercial 4G LTE services in the Seoul metropolitan area in January 2012. We completed the expansion of our 4G LTE service coverage nationwide in October 2012. Several wireless carriers in the United States, Europe and Asia commenced LTE services in recent years and LTE technology is currently widely accepted as the standard 4G technology. LTE technology enables data to be transmitted faster than W-CDMA, generally providing a downloading speed of 75 Mbps per 10 MHz. We introduced the GiGA LTE service in June 2015, linking “Wideband LTE-A X4” and wireless LAN service (“WiFi”) signals and thereby increasing data transmission speed to up to 1.17 Gbps for downloading. In addition, our use of 20 MHz of bandwidth in the 1.8 GHZ spectrum, acquired in May 2016, further enhances the quality of our LTE services through intra-band carrier aggregation technology. We believe that the faster data transmission speed of the LTE network allows us to offer significantly improved wireless data transmission services with faster wireless access to multimedia content. Accordingly, we have made extensive efforts to develop advanced technologies as well as to provide a variety of services with enhanced speed, latency and connectivity. However, no assurance can be given that our new services will gain broad market acceptance such that we will be able to derive revenues from such services to justify the license fee, capital expenditures and other investments required to provide such services.

We may not be able to successfully pursue our strategy to acquire businesses and enter into joint ventures that complement or diversify our current business, and we may need to incur additional debt to finance such expansion activities.

One key aspect of our overall business strategy calls for acquisitions of businesses and entering into joint ventures that complement or diversify our current business. In March 2014, the investment business division of KT Capital Co., Ltd., including 3,059,560 common shares of BC Card Co., Ltd. that KT Capital Co., Ltd. held, was spun off and merged into KT Corporation. On August 20, 2015, we and our consolidated subsidiary, KT Hitel Co., Ltd., sold the entire 100% stake of KT Capital Co., Ltd. to JCF III K Holdings LLC for a total of ￦299 billion. In January 2011, we acquired 5,600,000 shares of redeemable convertible preferred stock with voting rights and convertible bonds that were convertible into 5,600,000 shares of common stock of KT Skylife Co., Ltd. (“KT Skylife”), a provider of satellite TV service which may also be packaged with our IPTV services, from Dutch Savings Holdings B.V. for approximately ￦246 billion. We exercised the conversion rights on the redeemable convertible preferred stock and the convertible bonds in March 2011, and owned a 50.3% interest in KT Skylife as of December 31, 2016. In March 2015, KT Media Hub Co., Ltd. was merged into KT Corporation to increase management efficiency and promote synergy among our existing businesses.

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

In the past, we have experienced opposition from our labor union for our strategy of restructuring to improve our efficiency and profitability by disposing of non-core businesses and reducing our employee base. Although we have not experienced any significant labor disputes or unrests in recent years, there can be no assurance that we will not experience labor disputes or unrests in the future, including extended protests and strikes, which could disrupt our business operations and have an adverse effect on our financial condition and results of operations.

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

The MSIP currently does not regulate our domestic long-distance, international long-distance, broadband Internet access and mobile service rates, but the inability to freely set our local telephone service rates may hurt profits from such business and impede our ability to compete effectively against our competitors. See “Item 4. Information on the Company—Item 4.B. Business Overview—Regulation—Rates.” The form of our standard agreement for providing local network service and each agreement for interconnection with other service providers are also subject to approval by the MSIP. In addition, the MSIP may periodically announce public policy guidelines or suggestions that we take into consideration in setting our tariffs for non-regulated services. As a result of discussions with the MSIP, after a series of reductions, we completely abolished our activation fee relating to our mobile services in March 2015. In December 2015, we decided to lower our early termination fee to 25.1% of the existing fees relating to our broadband Internet access service, Internet phone or IPTV or such products bundled with our fixed-line telephone service. We implemented such policy in July 2016. There can be no assurance that we will not adopt other tariff-reducing measures in the future to comply with the Government’s public policy guidelines or suggestions.

The MSIP may revoke our licenses or suspend any of our businesses if we fail to comply with its rules, regulations and corrective orders, including the rules restricting beneficial ownership and control or any violation of the conditions of our licenses. Alternatively, in lieu of suspension of our business, the MSIP may levy a monetary penalty of up to 3.0% of the average of our annual revenue for the preceding three fiscal years. For example, in December 2013, the KCC imposed a combined fine of approximately ￦106 billion on SK Telecom, LG U+ and us (our fine being approximately ￦30 billion), which is the largest fine ever imposed by the KCC on local mobile operators for providing excessive subsidies to new subscribers. In March 2014, the MSIP imposed a 45-day suspension on each of us, SK Telecom and LG U+ from accepting new subscribers as a result of continuing to offer excessive handset subsidies to new subscribers, despite the order from the KCC prohibiting such subsidies. Additionally, the MSIP announced that it plans to bring criminal charges with fines of up to ￦150 million and imprisonment of less than three years against any carrier and responsible personnel that fails to adhere to the suspension or continues to offer illegal subsidies after the suspension is completed. In August 2014, the KCC again imposed a combined fine of approximately ￦58 billion on SK Telecom, LG U+ and us (our fine being approximately ￦11 billion) for providing excessive handset subsidies, and also imposed temporary suspensions on accepting new subscribers for seven days on SK Telecom and LG U+. In December 2014, the KCC further imposed a fine of approximately ￦8 billion on each of SK Telecom, LG U+ and us for providing excessive handset subsidies and in March 2015, the KCC again imposed a combined fine of approximately ￦34 billion on SK Telecom, LG U+ and us (our fine being approximately ￦9 billion) for violation of regulations relating to handset sales, in connection with a used handset buyback program that we and the other telecommunications operators were promoting. On March 12, 2015, the KCC imposed a fine of ￦870 million for violation of restrictions on handset subsidies relating to our compensation program for used handsets. On June 24, 2015, the KCC imposed a fine of ￦52 million for violating privacy related regulations and undermining consumer interests. On July 31, 2015 and January 19, 2016, the KCC imposed a fine of ￦350 million and ￦560 million, respectively, on us for infringing upon consumer interests by advertising false and exaggerated information about bundled products. On March 8, 2016, the KCC imposed a fine of ￦32 million on us for offering excessively reduced rates and waivers to certain customers. On December 6, 2016, the KCC imposed a combined fine of approximately ￦10.7 billion on SK Telecom, LG U+, SK Broadband, t-broad, D’live, CJ HelloVision and us (our fine being approximately ￦2.3 billion) and ordered to take corrective measures for providing excessive promotional gifts to bundled products customers. For more information about the penalties imposed for violating Government regulations, see “Item 8. Financial Information—Item 8.A. Consolidated Statements and Other Financial Information—Legal Proceedings.” The revocation of our licenses, suspension of our business or imposition of monetary penalties by the MSIP could have a material adverse effect on our business.

On October 1, 2014, the Handset Distribution Reform Act went into effect. The Handset Distribution Reform Act regulates, among other matters, the sale and subsidies of mobile devices such as smartphones, with one of its purposes being to induce telecommunication operators to compete in lowering the costs of communications and encourage the manufacturers to reduce handset factory prices, while improving service quality. Under the Handset Distribution Reform Act, consumers may not be discriminated in terms of subsidies based on their age, place of residence or monthly subscription plan when using their existing mobile phones, buying a new phone or switching their mobile carriers. Furthermore, everyone, regardless of their status, is entitled to receive either a handset subsidy for the purchase of mobile phone models that were launched within the last 15 months, or a tariff discount (with the current discount rate set at 20%, effective since April 24, 2015). The maximum amount of handset subsidy that telecommunications operators and handset manufacturers may offer is determined by Korean telecommunication regulators (such limit to be determined between ￦250,000 and ￦350,000, and may be adjusted every six months, with the current limit set at ￦330,000, effective since April 8, 2015). Telecommunications operators are also required to publicly announce the amount of handset subsidy that they offer, which may not be readjusted within one week after such announcement. In addition, telecommunications operators are prohibited from using misleading or exaggerated advertisements, such as advertisements that mobile phones are free without adequately explaining that it is preconditioned on signing up for high-priced monthly subscription plans.

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

Government policies and regulations relating to the above as well as other regulations involving the Korean telecommunications and IP broadcasting industries (including as a result of the implementation of free trade agreements between Korea and other countries, including the United States and the European Union) could impose restrictions on our business operations, which could have a material adverse effect on our operations and financial condition, and may also change in ways that could materially and adversely affect us. See “Item 4. Information on the Company—Item 4.B. Business Overview—Regulation.”

The pending legal cases against Mr. Suk-chae Lee, our former chief executive officer, and other former executive officers or directors—and related adverse publicity—could have a material adverse effect on our business, reputation and stock price.

In April 2014, the Seoul Central District prosecutor’s office charged Mr. Suk-chae Lee, our former chief executive officer who resigned in November 2013, with embezzlement and breach of fiduciary duty. Mr. Il Yung Kim, our former standing director and former president of the KT Corporate Center, was charged as a co-conspirator in the breach of fiduciary duty by Mr. Lee, and Mr. Yu-yeol Seo, our former president of Home Business Group, was charged as a co-conspirator in Mr. Lee’s embezzlement. On September 24, 2015, the Seoul District Court acquitted Mr. Lee of the charges of embezzlement and breach of fiduciary duty. Mr. Kim and Mr. Seo were also acquitted of the conspiracy charges. The prosecution has appealed the judgments and on May 27, 2016, the Seoul High Court found Mr. Lee and Mr. Seo guilty of embezzlement and sentenced them to 18 months of prison term, to be suspended for 2 years, for having embezzled and created off-the-books funds of ￦1.1 billion between 2009 and 2013, using such funds for personal purposes such as payments at weddings and funerals of Mr. Lee’s friends and acquaintances and Mr. Seo’s living and entertainment expenses. However, Mr. Lee and Mr. Kim were acquitted on the charge of breach of fiduciary duty. All of these judgments have been appealed by the prosecution as well as Mr. Lee and Mr. Seo, and are currently pending before the Supreme Court of Korea.

The legal cases against Mr. Lee, Mr. Seo, and Mr. Kim do not involve charges of wrongdoing by us. Nevertheless, an adverse determination in any such case or proceeding may harm our reputation and adversely affect the trading price of our shares. The outcome of any related claims, investigations and proceedings is inherently uncertain and there can be no assurance that any further developments in the legal proceedings against Mr. Lee, Mr. Seo, and Mr. Kim, including adverse publicity, will not adversely affect our business, reputation or stock price.

Our charitable donations, employment of certain individuals and engagement of an advertising agency connected to a scandal involving Ms. Soon-sil Choi, a confidante of former President Geun-hye Park, could have a material adverse effect on our business, reputation and stock price.

In March 2017, the Constitutional Court of Korea found that many Korean corporations, including the Company, made donations to two non-profit foundations, Mir Foundation and K-Sports Foundation, at former President Park’s request. Our contributions comprised ￦1.1 billion of the total ￦48.6 billion given to Mir Foundation and ￦700 million of the total ￦28.8 billion given to K-Sports Foundation. The Constitutional Court also found that, at the requests of an aide of former President Park, we hired (and later promoted) two individuals, Mr. Dong-Soo Lee and Ms. Hye-Sung Shin: Mr. Lee as the head of a business unit in charge of our marketing and advertisement campaigns and Ms. Shin to another position in the same business unit. Subsequently, the same aide of former President Park also requested Mr. Lee and our other officers to award advertising contracts to Playground Communications Co., Ltd. (“Playground”), an advertising agency over which Ms. Soon-sil Choi, a confidante of former President Park, effectively owns 70% equity interest, according to the Constitutional Court. Playground was awarded seven advertising contracts for a total of approximately ￦6.8 billion in 2016, amounting to approximately 3.7% of our annual advertising spending in 2016. In 2016, our payments to Playground amounted to approximately ￦517 million. We have not awarded additional advertising contract to Playground since September 2016, and Mr. Lee and Ms. Shin resigned from the Company in November 2016 and March 2016, respectively.

In April 2017, the Korean prosecution indicted former President Park on charges of bribery and coercion, among others. The coercion charge against former President Park includes, among other matters, charges relating to the: (i) employment and promotions of Mr. Lee and Ms. Shin at KT Corporation, (ii) entry into advertising contracts with Playground and (iii) donations to Mir Foundation and K-Sports Foundation by us and other Korean corporations. We cannot be certain at this time how the above-described matters and the publicity around them will develop. While we have not been charged with wrongdoing in connection with the above-mentioned matters, related allegations, claims, investigations and proceedings remain a possibility, and we cannot provide any assurances as to likely outcomes. There can be no assurance that any further developments relating to the above-mentioned matters, including adverse publicity, will not adversely affect our business, reputation or stock price.

The reported investigation, insolvency proceedings of and any adverse publicity associated with our previous subsidiary, KT ENGCORE, could have a material adverse effect on our business, reputation and stock price.

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

In March 2014, KT ENGCORE filed for court receivership with the Seoul Central District Court, based on its inability to pay approximately ￦49 billion in commercial paper that became due after early redemption rights were exercised. The commercial paper had been issued in connection with construction of a solar power plant by a contractor of the project and guaranteed by KT ENGCORE. KT ENGCORE faced difficulties in preventing such exercise of redemption rights following the above incident, and we declined to provide additional financial support to KT ENGCORE to repay the redeemed commercial paper. In August 2014, the Seoul Central District Court approved KT ENGCORE’s restructuring plan, and determined that KT ENGCORE is only responsible for 15% to 20% of the borrowings which remain unpaid, or approximately ￦46 billion. Pursuant to the plan, KT ENGCORE is expected to repay all of its currently outstanding obligations. The banks had appealed the decision of the Seoul Central District Court, and it was determined that KT ENGCORE is responsible for 30% to 40% of the borrowings which remain unpaid. The court decision was appealed and in February 2017, the Seoul High Court found that KT ENGCORE is responsible for 40% of the borrowings which remain unpaid. The appellate court decision was appealed to the Supreme Court of Korea. While KT ENGCORE’s restructuring is unlikely to have a material impact on our results of operations or financial condition on a consolidated basis, as KT ENGCORE has not been our consolidated subsidiary since 2014 due to its filing for court receivership, and our interest in KT ENGCORE was classified as available-for-sale securities, any future legal proceedings against KT ENGCORE and/or us may lead to significant losses. Such losses, as well as any adverse publicity associated with the incident, could have a material adverse effect on our business, reputation and stock price.

The data breach incidents involving us in recent years have resulted in government investigations and civil litigation, and if our efforts to protect personal information of our subscribers are unsuccessful, future issues may result in further government enforcement actions and civil litigation and may significantly impact our results of operation and reputation.

The nature of our business involves the receipt and storage of personal information of our subscribers. The uninterrupted operation of our information systems and confidentiality of the customer information that resides in such systems are critical to our successful operations. As such, we have a program in place to detect and respond to data security incidents. However, even though we may take all steps we believe are necessary to protect personal information, hardware, software or applications we develop or procure from third parties may contain defects in design, manufacturing defects or other problems that could unexpectedly compromise information security. Unauthorized parties may also attempt to circumvent our security measures to gain access to our systems or facilities through fraud, trickery or other forms of deceiving our employees, contractors and temporary staff. In addition, because the techniques used to obtain unauthorized access or sabotage systems change frequently and may be difficult to detect for long periods of time, we may be unable to anticipate these techniques or implement adequate preventive measures.

For example, in July 2012, the police arrested two third-party individuals in connection with the alleged theft of personal information relating to approximately 8.7 million of our mobile phone subscribers. The individuals in question stole personal information through a series of hackings starting from February 2012 into our New Service and Technology Evolution Program (“N-STEP”), our mobile customer information system. Since the incident, approximately 29,800 of our mobile phone subscribers filed a total of 16 lawsuits against us in connection with the N-STEP hackings, alleging that we failed to protect their personal information, and are seeking total damages of approximately ￦15 billion. From August 2014 to October 2016, various district courts have awarded damages of ￦100,000 per plaintiff for 14 of the cases involving a total of approximately 29,000 of the subscribers, resulting in damages of approximately ￦3 billion to us, while the remaining trials are currently ongoing at various district courts. We have appealed the district courts’ decisions. In January 2017, we won one of the appeals and such appellate court decision was appealed to the Supreme Court. The other appeals are currently ongoing at the Seoul High Court.

Furthermore, in March 2014, the police arrested three third-party individuals in connection with their alleged theft of personal information relating to approximately 9.8 million of our subscribers. The individuals in question stole the personal information of our subscribers through a series of hackings into our main homepage starting from February 2014. Since the incident, approximately 15,000 subscribers filed 22 lawsuits against us in connection with the information theft, seeking total damages of approximately ￦7 billion. From November 2016 to February 2017, we won 14 trials, lost two trials and the remaining six trials are currently ongoing at various district courts. The plaintiffs of 10 of the 14 cases have appealed the district courts’ decisions to the Seoul High Court. We appealed the district courts’ decisions of the two trials where we lost. In June 2014, we were fined ￦85 million by the KCC and were ordered to take corrective measures in connection with the most recent hacking incident. We filed an administrative appeal in August 2014 in connection with the KCC fine and prevailed. The KCC appealed the administrative decision and the appeal is currently ongoing at the Seoul High Court.

We are unable to predict with any meaningful degree of certainty the outcome of these incidents at this time, including the scope of investigations or the maximum potential exposure. However, if we experience additional significant data security breaches or fail to detect and appropriately respond to significant data security breaches, we could be subject to additional government enforcement actions, regulatory sanctions and litigation in the future. In addition, our mobile phone subscribers could lose confidence in our ability to protect their information, which could cause them to discontinue using our services altogether. Furthermore, adverse final determinations, decisions or resolutions regarding such matters could encourage other parties to bring related claims and actions against us. Accordingly, the outcome of these incidents may materially and adversely impact our business, reputation, results of operations and financial condition.

We are subject to various laws and regulations in Korea and other jurisdictions, including the Monopoly Regulation and Fair Trade Act of Korea and other laws and regulations governing our business activities and acts of our management and employees.

Our business operations and acts of our management, employees and other relevant parties are subject to various laws and regulations in and outside Korea. These laws are complicated and sometimes conflicting and our efforts to comply with these laws could increase our cost of doing business, restrict our business activities and expose us or our employees to legal sanctions and liabilities.

The Monopoly Regulation and Fair Trade Act provides for various regulations and restrictions on large business groups enforced by the Korea Fair Trade Commission. The Korea Fair Trade Commission designated us as a large business group under the Monopoly Regulation and Fair Trade Act on April 1, 2002. Our business relationships and transactions with our subsidiaries, affiliates and other companies within the KT group are subject to ongoing scrutiny by the Fair Trade Commission as to, among other things, whether such relationships and transactions constitute undue financial support among companies of the same business group. We are also subject to the fair trade regulations limiting debt guarantees for other domestic member companies of the same group and cross-shareholdings among domestic member companies of the same group, as well as requiring disclosure of the status of such cross-shareholdings. Additionally, we are subject to a prohibition, in effect since July 25, 2014, against circular shareholding among any three or more entities within our business group. For example, in 2015, we were fined ￦2 billion by the Korea Fair Trade Commission for using monopolistic status to exclude competitors in the corporate messaging business. In 2016, we were issued consent orders by the Korea Fair Trade Commission for unfairly comparative advertisements on quality and coverage of our LTE service. Any future determination by the Korea Fair Trade Commission that we have engaged in transactions that violate the fair trade laws and regulations may result in fines or other punitive measures and may have a material adverse effect on our reputation and our business.

Certain of our business activities or acts of our management, employees or other relevant parties, including, without limitation, investigations, claims or legal proceedings involving our former chief executive officer Mr. Lee and incidents relating to the employment of certain executives and execution of certain advertising contracts described above, may raise concerns about compliance with laws of Korea and other relevant jurisdictions, including the United States. These various and sometimes conflicting laws and regulations include the U.S. Foreign Corrupt Practices Act and other laws prohibiting corrupt payments to governmental officials and commercial counterparties. Compliance with complex Korean and foreign laws and regulations that apply to our operations increases our cost of doing business. Failure to comply with these laws and regulations could also result in fines, penalties and criminal sanctions against us, our officers, or our employees, prohibitions on conduct of our business, and damage to our reputation. Criminal or civil investigation by Korean or other authorities may result in a material impact to our business or reputation, which in turn could impact our relationships with certain of our customers and business partners, and which potentially could give rise to additional regulatory inquiries in Korea or elsewhere. Defending us against any allegations or charges of wrongdoing also could be both costly and time-consuming, and could significantly divert the efforts and resources of our management and other personnel. There can be no assurance that we or our employees and other relevant parties will always be in full compliance with these laws and regulations, or that future legal or regulatory developments applicable to us will not have an adverse impact on our business, reputation or stock price.

Concerns that radio frequency emissions may be linked to various health concerns could adversely affect our business and we could be subject to litigation relating to these health concerns.

In the past, allegations that serious health risks may result from the use of wireless telecommunications devices or other transmission equipment have adversely affected share prices of some wireless telecommunications companies in the United States. In May 2011, the International Agency for Research on Cancer (“IARC”) announced that it has classified radiofrequency electromagnetic fields associated with wireless phone use as possibly carcinogenic to humans, based on an increased risk for glioma, a malignant type of brain cancer. The IARC is part of the World Health Organization that conducts research on the causes of human cancer and the mechanisms of carcinogenesis, and aims to develop scientific strategies for cancer control. We cannot assure you that such health concerns will not adversely affect our business. Several class action and personal injury lawsuits have been filed in the United States against several wireless phone manufacturers and carriers, asserting product liability, breach of warranty and other claims relating to radio transmissions to and from wireless phones. Certain of these lawsuits have been dismissed. In addition, to protect pre-school and elementary school children, the Office of Education in Gyeonggi-do, one of Korea’s highly populated provinces, implemented an ordinance named “Protective Ordinance for Social Groups Vulnerable to Electromagnetic Radiation” in April 2016. The ordinance prohibits installation of cellular towers near pre-schools and elementary schools in Gyeonggi-do. In December 2016, the minister of the MSIP filed a petition with the Supreme Court to invalidate the ordinance. Certain legislators of Gyeonggi-do announced a plan to file a criminal complaint against the minister of the MSIP. We could be subject to liability or incur significant costs defending lawsuits brought by our subscribers or other parties who claim to have been harmed by or as a result of our services. In addition, the actual or perceived risk of wireless telecommunications devices could have an adverse effect on us by reducing our number of subscribers or our usage per subscriber.

Depreciation of the value of the Won against the Dollar and other major foreign currencies may have a material adverse effect on the results of our operations and on the prices of our securities.

Substantially all of our revenues are denominated in Won. Depreciation of the Won may materially affect the results of our operations because, among other things, it causes an increase in the amount of Won required by us to make interest and principal payments on our foreign-currency-denominated debt, the costs of telecommunications equipment that we purchase from overseas sources, net settlement payments to foreign carriers and certain payments related to our derivative instruments entered into for foreign exchange risk hedging purposes. Of the ￦8,121 billion total book value of debentures and borrowings outstanding as of December 31, 2016, ￦3,072 billion was denominated in foreign currencies. The interest rates of such debt denominated in foreign currencies ranged from 0.48% (Japanese Yen 15 billion bond issued in 2015) to 6.50% (US$100 million fixed rate notes due 2034 issued under our medium-term note program). Upon identification and evaluation of our currency risk exposures, we, having considered various circumstances, enter into derivative financial instruments to try to manage some of such risks. Although the impact of exchange rate fluctuations has in the past been partially mitigated by such strategies, our results of operations have historically been affected by exchange rate fluctuations and there can be no assurance that such strategies will be sufficient to reduce or eliminate the adverse impact of such fluctuations in the future. See “—Item 3.A. Selected Financial Data—Exchange Rate Information”, “Item 5. Operating and Financial Review and Prospects—Item 5.B. Liquidity and Capital Resources” and “Item 11. Quantitative and Qualitative Disclosures About Market Risk—Exchange Rate Risk.”

Fluctuations in the exchange rate between the Won and the Dollar will also affect the Dollar equivalent of the Won price of our ordinary shares on the KRX Korea Composite Stock Price Index (“KOSPI”) Market and, as a result, will likely affect the market price of the ADSs. These fluctuations will also affect the Dollar conversion by the depositary for the American Depositary Receipts (“ADRs”) of cash dividends, if any, paid in Won on our ordinary shares represented by the ADSs.

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

Risks Relating to Korea

Korea is our most important market, and our current business and future growth could be materially and adversely affected if economic or political conditions in Korea deteriorate.

Substantially all of our operations, customers and assets are located in Korea. Accordingly, the performance and successful fulfillment of our operational strategies are necessarily dependent on the overall Korean economy and the resulting impact on the demand for telecommunications services. The economic indicators in Korea in recent years have shown mixed signs of growth and uncertainty, and future growth of the Korean economy is subject to many factors beyond our control, including developments in the global economy and domestic political scandals.

The Korean economy is closely integrated with, and is significantly affected by, developments in the global economy and financial markets. Substantial uncertainties remain for the global and Korean economy in the form of anticipated tightening of the U.S. monetary policy, continued fiscal and financial challenges for the European, U.S. and global economies, fluctuations in oil and commodity prices, signs of cooling of the Chinese economy and a rise of military and political tension in the Middle East, the Eastern Europe and former members of the Soviet Union. Accordingly, the overall prospects for the Korean and global economy in 2017 and beyond remain uncertain. Any future deterioration of the global economy may have an adverse impact on the Korean economy, which in turn could adversely affect our business, financial condition and results of operations. As Korea’s economy is highly dependent on the health and direction of the global economy, investors’ reactions to developments in one country can have adverse effects on the securities price of companies in other countries. Factors that determine economic and business cycles of the Korean or global economy are for the most part beyond our control and inherently uncertain. In light of the high level of interdependence of the global economy, any of the foregoing developments could have a material adverse effect on the Korean economy and financial markets, and in turn on the our business and profitability.

In November 2016, the prosecutor’s office indicted a confidante of former President Geun-hye Park, Ms. Soon-sil Choi, who had allegedly used her ties with the former President to extort donations from Korean conglomerates for two non-profit foundations over which she is purported to have substantial influence, and a number of current and former presidential aides on charges of, among others, abuse of power, coercion and leaking classified documents. On November 30, 2016, a special independent prosecutor was appointed to conduct an investigation of the extent of the former President’s involvement. On December 9, 2016, the National Assembly voted in favor of impeaching former President Park for a number of alleged constitutional and criminal violations including violation of the Constitution and abuse of power by allowing her confidante to exert influence on state affairs and letting senior presidential aides help her extort from companies.

On March 10, 2017, the Constitutional Court of Korea upheld the constitutionality of the impeachment, removing former President Park from office. One of the findings of the Constitutional Court was that the former President, through her aides and Ms. Choi, coerced major Korean corporations, including us, to make donations to Mir Foundation and K-Sports Foundation. According to the Constitutional Court, such corporations contributed a total of ￦48.6 billion to Mir Foundation between November 2015 and December 2015 and a total of ￦28.8 billion to K-Sports Foundation between February 2016 and August 2016. Former President Park, Ms. Choi, and other associated government officials are currently awaiting trials under charges of bribery, abuse of power or extortion, among other offenses.

A special presidential election is scheduled to be held on May 9, 2017. There is no assurance that such political development as well as ongoing trials and investigations of former President Park and other individuals will not have a material adverse effect on the Korean economy and us.

Developments that could have an adverse impact on Korea’s economy in the future also include:

•	continued volatility or deterioration in Korea’s credit and capital markets;

•	difficulties in the financial sectors in Europe, China and elsewhere and increased sovereign default risks in selected countries and the resulting adverse effects on the global financial markets;

•

global market volatility in connection with “Brexit,” the United Kingdom’s vote to leave the European Union in a referendum held in June 2016 and the subsequent decision by the Prime Minister of the United Kingdom to initiate a two-year process to complete the United Kingdom’s exit by mid-2019;

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

•

deterioration in economic or diplomatic relations between Korea and its trading partners or allies, including deterioration resulting from territorial or trade disputes or disagreements in foreign policy and the recent diplomatic tension between Korea and China with respect to the deployment of the Terminal High Altitude Area Defense (THAAD) system in Korea;

•

political uncertainty or increasing strife among or within political parties in Korea, and political gridlock within the Government or in the legislature, which prevent or disrupt timely and effective policy making;

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

In addition, there have been heightened security concerns in recent years stemming from North Korea’s nuclear weapon and long-range missile programs as well as its hostile military actions against Korea. Some of the significant incidents in recent years include the following:

•

North Korea renounced its obligations under the Nuclear Non-Proliferation Treaty in January 2003 and conducted three rounds of nuclear tests between October 2006 to February 2013, which increased tensions in the region and elicited strong objections worldwide. Subsequently, North Korea continued to engage in provocative behaviors. In January 2016, North Korea announced that it had successfully tested a hydrogen bomb, its fourth nuclear test and allegedly first test using hydrogen, which is more explosive than plutonium. In February 2016, North Korea tested its intercontinental ballistic missile technology and launched a long-range missile, which it claimed to have launched a satellite into orbit. In response, the Government condemned the provocations and flagrant violations of relevant United Nations Security Council resolutions and withdrew Korean personnel from the inter-Korea Kaesong industrial complex (the “Complex”) and announced its closing. In March 2016, the United Nations Security Council unanimously passed a resolution condemning North Korea’s actions and significantly expanding the scope of sanctions applicable to North Korea. In September 2016, North Korea announced that it had successfully tested a nuclear warhead that could be mounted on ballistic missiles. In response, the Government condemned the test, and in November 2016, the United Nations Security Council unanimously passed a resolution imposing additional sanctions on North Korea. In March 2017, North Korea launched four midrange missiles aimed at the U.S. military bases in Japan, which landed off the east coast of the Korean peninsula. In late March 2017, the United States sanctioned 11 North Korean individuals and one North Korean coal company for their ties to North Korea’s nuclear weapons program. In April 2017, North Korea launched two ballistic missiles which landed off the east coast of the Korean peninsula. In response to the missile launches, representatives of the Government, the United States and China expressed their plans to impose stronger sanctions on North Korea.

•

In August 2015, two Korean soldiers were injured in a landmine explosion near the South Korean demilitarized zone. Claiming the landmines were set by North Koreans, the South Korean army re-initiated its propaganda program toward North Korea utilizing loudspeakers near the demilitarized zone. In retaliation, the North Korean army fired artillery rounds on the loudspeakers, resulting in the highest level of military readiness for both Koreas. High-ranking officials from the Government and North Korea subsequently met for discussions intending to diffuse military tensions and released a joint statement whereby, among other things, North Korea expressed regret over the landmine explosions that wounded the Korean soldiers.

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

North Korea’s economy also faces severe challenges, which may further aggravate social and political pressure within North Korea. There can be no assurance that the level of tension affecting the Korean peninsula will not escalate in the future. Any further increase in tensions such as North Korea’s belligerent tactics, dissolution of high level contacts between Korea and North Korea or occurrence of military hostilities, could have a material adverse effect on our business, results of operations and financial condition.

In addition, since 2005, we have provided fixed-line telephone services, through various fixed-line telephone equipment that we installed, to certain South Korean companies located at the Complex, which was established pursuant to an agreement made during the summit meeting of the two Koreas in June 2000. The Complex was the largest economic project between the two Koreas and was designed to combine the Republic’s capital and entrepreneurial expertise with the availability of land and labor of North Korea.

For the year ended December 31, 2015, our revenue from the services provided for the Complex was approximately US$1.0 million. We had no revenue from such services for the year ended December 31, 2016. Our investment in the Complex was approximately US$1.6 million as of December 31, 2015 and we have not made additional investments since the closure of the Complex. However, our services have been suspended since February 11, 2016 following the Government’s decision to halt operations of the Complex to impede North Korea’s utilization of funds from the Complex to finance its nuclear and missile programs. No assurance can be given that we will not experience any material losses as a result of the suspension of this project or failure of the project as a result of a breakdown or escalation of hostilities in the relationship between the Republic and North Korea.

Korea’s legislation allowing class action suits related to securities transactions may expose us to additional litigation risk.

The Securities-related Class Action Act of Korea enacted in January 2004 allows class action suits to be brought by shareholders of companies (including us) listed on the KRX KOSPI Market for losses incurred in connection with purchases and sales of securities and other securities transactions arising from (1) false or inaccurate statements provided in the registration statements, prospectuses, business reports, audit reports, semi-annual or quarterly reports and material fact reports and omission of material information in such documents, (2) insider trading, (3) market manipulation and (4) unfair trading. This law permits 50 or more shareholders who collectively hold 0.01% of the shares of a company to bring a class action suit against, among others, the issuer and its directors and officers. Because of the relatively recent enactment of the act, there is not enough judicial precedent to predict how the courts will apply the law. Litigation can be time-consuming and expensive to resolve, and can divert management time and attention from business operation. We are not aware of any basis upon which such suit may be brought against us, nor are any such suits pending or threatened. Any such litigation brought against us could have a material adverse effect on our business, financial condition and results of operations.

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

Holders of ADSs will not be able to exercise appraisal rights unless they have withdrawn the underlying ordinary shares and become our direct shareholders.

In some limited circumstances, including the transfer of the whole or any significant part of our business and our merger or consolidation with another company, dissenting shareholders have the right to require us to purchase their shares under Korean law. A holder of ADSs will not be able to exercise appraisal rights unless he has withdrawn the underlying ordinary shares and become our direct shareholder. See “Item 10. Additional Information—Item 10.B. Memorandum and Articles of Association.”

An investor may not be able to exercise preemptive rights for additional shares and may suffer dilution of his equity interest in us.

The Commercial Code of Korea and our articles of incorporation require us, with some exceptions, to offer shareholders the right to subscribe for new shares in proportion to their existing ownership percentage whenever new shares are issued. If we offer any rights to subscribe for additional ordinary shares or any rights of any other nature, the depositary bank, after consultation with us, may make the rights available to an ADS holder or use reasonable efforts to dispose of the rights on behalf of the ADS holder and make the net proceeds available to the ADS holder. The depositary bank, however, is not required to make available to an ADS holder any rights to purchase any additional shares unless it deems that doing so is lawful and feasible and:

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

This annual report contains “forward-looking statements” that are based on our current expectations, assumptions, estimates and projections about us and the industries in which we operate. The forward-looking statements are subject to various risks and uncertainties. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “anticipate,” “believe,” “estimate,” “expect,” “intend,” “project,” “should,” and similar expressions. Those statements include, among other things, the discussions of our business strategy and expectations concerning our market position, future operations, margins, profitability, liquidity and capital resources. We caution you that reliance on any forward-looking statement involves risks and uncertainties, and that although we believe that the assumptions on which our forward-looking statements are based are reasonable, any of those assumptions could prove to be inaccurate, and, as a result, the forward-looking statements based on those assumptions could be incorrect. The uncertainties in this regard include, but are not limited to, those identified in the risk factors discussed above. In light of these and other uncertainties, you should not conclude that we will necessarily achieve any plans and objectives or projected financial results referred to in any of the forward-looking statements. We do not undertake to release the results of any revisions of these forward-looking statements to reflect future events or circumstances.

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

Before December 1991, we were the sole provider of local, domestic long-distance and international long-distance telephone services in Korea. The Government began to introduce competition in the telecommunications services market in the early 1990s. As a result, including ourselves, there are currently three local telephone service providers, five domestic long-distance carriers and numerous international long-distance carriers (including voice resellers) in Korea. In addition, the Government awarded licenses to several service providers to promote competition in other telecommunications business areas such as mobile telephone services and data network services. In June 2009, KTF, a subsidiary providing mobile telephone services, merged into KT Corporation, with KT Corporation surviving the merger, with the objective of maximizing management efficiencies of our fixed-line and mobile telecommunications operations as well as more effectively responding to the convergence trends in the telecommunications industry. See “Item 4. Information on the Company—Item 4.B. Business Overview—Competition.”

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

➢

telephone services, including local, domestic long-distance and international long-distance fixed-line and Voice over Internet Protocol (“VoIP”) telephone services (i.e., provision of communication services over the Internet, and not over the fixed-line network) and interconnection services to other telecommunications companies;

➢	broadband Internet access service and other Internet-related services, including IPTV services; and

➢	data communication services, including leased line service and dedicated broadband Internet connection service to institutional customers;

•	credit card processing and other financial services through BC Card Co., Ltd.; and

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

Leveraging on our dominant position in the fixed-line telephone services market and our established customer base in Korea, we have successfully pursued new growth opportunities during the past decade and obtained strong market positions in each of our principal lines of business. In particular:

•	in the mobile services market in Korea, we achieved a market share of 30.6% with approximately 18.9 million subscribers as of December 31, 2016;

•

in the fixed-line telephone services market in Korea, we continue to be the dominant provider with approximately 24.9 million installed lines, of which approximately 11.9 million lines were in service as of December 31, 2016. As of such date, our market share of the local market was 80.6% and our market share of the domestic long-distance market was 78.9%;

•

we are Korea’s largest broadband Internet access provider with approximately 8.5 million subscribers (excluding WiBro and ollehWiFi subscribers) as of December 31, 2016, representing a market share of 41.4%; and

•	we are also the leading provider of data communication services in Korea.

For the year ended December 31, 2016, our operating revenues were ￦23,121 billion, our profit for the period was ￦795 billion and our basic profit per share was ￦2,893. As of December 31, 2016, our total assets were ￦30,664 billion, total liabilities were ￦17,882 billion and total equity was ￦12,783 billion.

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

Since 2016, our main strategical focus was on promotion of services that converge information & communication technology with other fields such as energy, security, media, healthcare and transportation, utilizing our fixed-line and wireless infrastructure installed for our olleh GiGA Internet Service and LTE mobile services. In addition, we have focused on artificial intelligence and big data and plan to leverage our platforms like IPTV and network assets to introduce innovative convergence services. For example, we launched “GiGA Genie” using an artificial-intelligence based IPTV set-top box that allows users to voice-command to watch TV, use the Internet and control other Internet-connected appliances. In addition, the first Internet-only bank in Korea, called K bank, over which we own a minority interest, began operation in April 2017 and seeks to operate as a virtual bank whose operation is based on its mobile application and the Internet, while promoting greater user accessibility through the convenience stores of one of our other consortium members. K bank also plans to differentiate itself from other conventional banks by utilizing big data and offering competitive products and interest rates. Our strategical focus on convergence services builds on our “GiGAtopia” corporate vision, which refers to our goal to create a world where humans and all things are connected through ultra-fast “GiGA” infrastructure and ICT eco-system, enhanced by convergence services, industrial development and innovation. We launched our olleh GiGA Internet service, which provides transmission speed of up to 1 Gbps, in October 2014 (“olleh GiGA Internet Service”). In June 2015, we also announced the mobile data service known as “GiGA LTE,” which utilizes multipath transmission control protocol (MPTCP) technology. We continue to expand GiGA coverage, initially focusing on metropolitan areas, and further expand to other regions in Korea. By promoting our convergence services, we aim to contribute in changing the current subsidy-based Korean telecommunication market competition to one based on innovative technology, products and enhanced services.

We believe development of fifth-generation (“5G”) technology will be a key driver for future innovations, fueled also by the increasing importance of big data. With our leadership in providing highly advanced 4G LTE services, we have made extensive efforts to develop and present various further advanced technologies. At the PyeongChang 2018 Winter Olympics, our goal is to unveil the world’s first 5G services at a pre-commercial level. We are planning to showcase a variety of services with enhanced speed, latency, and connectivity, such as broadcasting from the viewpoint of players with a 360-degree panoramic view or broadcasting from multiple viewpoints. As an official telecommunications services partner of the PyeongChang 2018 Winter Olympics, we will make our utmost efforts to realize the vision of 5G and capture truly memorable moments of the Olympics. In this effort, we announced our plan to commercialize the 5G services by 2019, one year ahead of our initial plan.

In 2016, we organized our business into six business groups, the Marketing Group, the Customer Group, the Enterprise Business Group, the Global Business Group, the Future Convergence Business Group and the Platform Business Group, so that we may achieve higher synergies, more effectively address differing needs of our customer segments, as well as strengthen our competitiveness and discover new growth opportunities. We aim to pursue the following strategies for our business groups:

•

Marketing Group. Through our Marketing Group, we aim to expand our telecommunication and convergence operations by (i) improving our fixed-line and wireless telecommunication market shares and average revenue per user, (ii) developing business strategies and plans specifically related to telecommunications and convergence, (iii) strengthening our competitiveness over products, customer service and other related services and (iv) developing and executing efficient marketing strategies. We also focus on expanding our wireless data communication business to meet rising demand for broadband Internet access using advanced wireless data communications devices such as smartphones. We are working closely with handset manufacturers to expand our offerings of smartphones and handsets designed to promote convergence of fixed-line and mobile telecommunications services, as well as to promote development of various applications for such devices.

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

In 2016, we launched Y24 plans which offer discounted fees and tailored data offerings for customers of age 24 or younger. We aim to differentiate ourselves from our competitors by providing broadband Internet access service using high-speed FTTH connection and offering Internet phone service with value-added features such as video communication, short message service and phone banking. We began offering real-time broadcasting service on our IPTV service in November 2008 and we were the first in the IPTV industry to achieve 7 million subscribers in 2016.

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

•

Global Business Group. Through our Global Business Group, we are expanding our global operations by designing, developing and optimizing ICT services, cloud computing, data centers, our GiGA solutions and other global network services, in conjunction with overseas network operators and other global telecommunications companies. To this end, we have established or acquired overseas branches or subsidiaries in target countries to design and construct telecommunication networks and develop information & communication technology convergence products, as well as seeking further overseas opportunities working with quality Korean small- and medium-sized enterprises.

•

Future Convergence Business Group. Due to the saturation within the Korean telecommunication market and limitations on growth in the traditional telecommunications services market, through our Future Convergence Business Group, we aim to concentrate our existing business capabilities in achieving new synergies by converging information & communication technology with other fields, such as smart energy, unified security systems, next-generation media, healthcare and intelligent traffic control. In the field of smart energy, through our convergence energy optimization project named “KT Micro-Energy Grid System,” we seek to contribute in preventing energy crisis and to increase energy efficiency. In the field of unified security systems, we seek to contribute to the establishment of national response systems for natural and other disasters, as well as enhancing personal and corporate security. For example, we plan to launch an artificial-intelligence based security system, called “GiGAeyes”, which analyzes surveillance video and autonomously detects suspicious activities. In the field of next-generation media, we seek to contribute to the development of next-generation media contents and new media technology, thereby supporting the expansion of Korean media contents to overseas markets. We are also seeking ways to develop personalized treatment systems to provide enhanced healthcare, as well as creating intelligent traffic control systems to reduce traffic.

•

Platform Business Group. Through our Platform Business Group, we strive to transform into a platform-based business focusing on online-to-offline commerce, financial technology (“Fintech”) and Internet of Things (“IoT”). As part of our Fintech business initiatives, in 2016, we launched an online payment application, which provides a method of online authentication that uses biometric data such as finger prints or voice instead of complex passwords. With regard to IoT, we will continue to deploy the Industrial IoT business model, which explores opportunities to converge services with other industries. We also plan to strengthen our IoT service relating to household goods.

The Telecommunications Industry in Korea

The Korean telecommunications industry is one of the most developed in Asia. According to the MSIP, the number of mobile subscribers in Korea was 61.3 million and the number of broadband Internet access subscribers in Korea was 20.5 million as of December 31, 2016. As of December 31, 2016, the mobile penetration rate, which is calculated by dividing the number of mobile subscriber accounts (including multiple counting of those who subscribe to more than one mobile service) by the population of Korea, was 118.6%, and the broadband Internet penetration rate, which is calculated by dividing the number of broadband Internet access service subscriber accounts (including multiple counting of those who subscribe to more than one broadband Internet access service) by the number of households in Korea, was 108.5%.

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

Since the introduction of three new operators in 1997, the Korean mobile market has undergone consolidation and significant growth. Following SK Telecom’s purchase of a controlling stake in Shinsegi, we acquired a 47.9% interest in Hansol M.com in 2000 and renamed the company KT M.com. KT M.com merged into KTF in May 2001 and Shinsegi merged into SK Telecom in January 2002. In June 2009, KTF merged into KT Corporation, with KT Corporation surviving the merger. KT Corporation and SK Telecom offer third-generation, high-capacity HSDPA-based IMT-2000 wireless Internet and video multimedia communications services that use significantly greater bandwidth capacity. In July 2011, SK Telecom and LG U+ began offering 4G communications services based on LTE technology, which enables data transmission at a speed faster than W-CDMA or WiBro networks, and we began our 4G LTE services in January 2012. Additionally, in September 2013, we commenced providing wideband LTE services, which utilizes our adjoining 20 MHz of bandwidths in the 1.8 GHz spectrum to provide transmission speed of up to 150 Mbps (for downloading), twice faster than those offered under standard LTE services. SK Telecom also began providing its wideband LTE services in September 2013 and LG U+ commenced providing its wideband LTE services in January 2014. We expanded our wideband LTE services to all of Korea in July 2014. Furthermore, in March 2014, we commercialized Wideband LTE-A services, which interconnects our 20 MHz of bandwidth in the 1.8 GHz spectrum used to offer wideband LTE services with the 10 MHz of bandwidth in the 900 MHz spectrum used to offer standard LTE services by utilizing inter-band carrier aggregation technology to support transmission speed of up to 225 Mbps (for downloading), and began additionally interconnecting 10 MHz of bandwidth in the 2.1 GHz spectrum in January 2015 to support transmission speed of up to 300 Mbps (for downloading) under the “Wideband LTE-A X4” service. In June 2015, we commercialized GiGA LTE services which link “Wideband LTE-A X4” and our WiFi network to provide a faster WiFi connection in June 2015. In 2016, we won various awards for our GiGA LTE services and agreed to provide GiGA LTE technology to Turk Telekom Group, a leading telecommunications provider in Turkey. As of December 31, 2016, the number of LTE subscribers in Korea exceeded 46 million. Due to the high mobile penetration rate in Korea, we expect the growth of new subscribers to be limited.

In April 2014, LG U+, SK Telecom and we began offering various unlimited mobile service packages, offering mobile subscribers with unlimited voice calls, text messaging, and LTE data. We believe that the continuing intense competition among major telecommunications operators in Korea and the resulting pressure on our fees may have a material adverse impact on our results of operations.

The table below gives the subscription and penetration information of the mobile telecommunications industry for the periods indicated:

	As of December 31,
	2012	2013	2014	2015	2016
Total Korean Population (thousands) (1)	50,948	51,141	51,328	51,529	51,696
Mobile Subscribers (thousands) (2)	53,624	54,681	57,290	58,935	61,296
Mobile Subscriber Growth Rate	2.1%	2.0%	4.8%	2.9%	4.0%
Mobile Penetration (3)	105.3%	106.9%	111.6%	114.4%	118.6%

(1)	Based on the number of registered residents as published by the Ministry of Government Administration and Home Affairs of Korea.

(2)	Based on information announced by the KCC and MSIP.

(3)	Penetration is determined by dividing mobile subscribers by total Korean population.

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

In recent years, broadband Internet access service providers and mobile telecommunications service providers have focused their attention on providing wireless Internet connection capabilities. They have introduced WiFi with speed of up to 1.3 Gbps, which is designed to integrate fixed-line and wireless services by offering high speed wireless Internet access to laptops and smartphones in hot-spot zones and at home. In addition, we expect our competitors would focus their attention on upgrading data transmission capacity of their Internet services as we continue our efforts to enhance transmission capacity of our Internet services in 2017. See “—Our Services—Fixed-line Services—Internet Services.”

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

Revenues related to mobile service accounted for 31.9% of our operating revenues in 2016. In addition, our goods sold, which are primarily from mobile handset sales, accounted for 12.1% of our operating revenues in 2016. The following table shows selected information concerning the usage of our network during the periods indicated and the number of our subscribers as of the end of such periods:

	As of or for the Year Ended December 31,
	2014		2015		2016
Average Monthly Revenue per Subscriber (1)	￦	35,043	￦	35,308	￦	35,524
Number of Subscribers (in thousands)		17,300		18,038		18,892

(1)	The average monthly revenue per subscriber is computed by dividing total monthly fees, usage charges, interconnection fees and value-added service fees for the period by the weighted average number of subscribers and dividing the quotient by the number of months in the period.

We compete with SK Telecom, a mobile service provider that has a longer operating history than us, and LG U+ which began its service at around the same time as KTF. As of December 31, 2016, we had approximately 18.9 million subscribers, or a market share of 30.6%, which was the second largest among the three mobile service providers.

We market our mobile services primarily through independent exclusive dealers located throughout Korea. As of December 31, 2016, there were approximately 2,700 shops managed by our independent exclusive dealers. In addition to assisting new subscribers to activate mobile service and purchase handsets, authorized dealers are connected to our database and are able to assist customers with their account information. Although most of these dealers sell exclusively our products and services, sub-dealers hired by exclusive dealers may sell products and services offered by other mobile telecommunications service providers. Authorized dealers are entitled to a commission for each new subscriber registered, as well as ongoing commissions for the first five years based primarily on the subscriber’s monthly fee, usage charges and length of subscription. The handsets sold by us to the dealers cannot be returned to us unless they are defective. If a handset is defective, it may be exchanged for a new one within 14 days from the date of purchase. On October 1, 2014, the Handset Distribution Reform Act, which regulates the sale and subsidies of mobile telecommunication devices, went into effect. See “—Regulation—Rates”.

In response to the diversification of our customers’ demands and their increasing sophistication, we have also selectively engaged in opportunities to expand our internal sales channels in recent years. In 2007, we established a wholly-owned subsidiary, KT M&S Co., Ltd., that operates approximately 260 customer plazas that engage in mobile service sales activities as well as provide a one-stop shop for a wide range of other services and products that we offer. We also operate a website to promote and advertise our products and services to the general public and in particular to younger customers who are more familiar with the Internet.

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

Fixed-line Telephone Services

We utilize our extensive nationwide telephone network to provide fixed-line telephone services, which consist of local, domestic long-distance, international long-distance services and land-to-mobile interconnection services. These fixed-line telephone services accounted for 8.9% of our operating revenues in 2016. Our telephone network includes exchanges, long-distance transmission equipment and fiber optic and copper cables. The following table gives some basic measures of the development of our telephone system. In recent years, the proliferation of mobile phones, as well as the availability of increasingly lower wireless pricing plans, some of which include unlimited voice minutes, has led to significant decreases in our domestic long-distance call minutes and local call pulses.

	As of or for the Year Ended December 31,
	2012	2013	2014	2015	2016
Total Korean population (thousands) (1)	50,948	51,141	51,328	51,529	51,696
Lines installed (thousands) (2)	25,242	24,264	23,930	23,607	24,858
Lines in service (thousands) (2)	15,121	14,032	13,713	12,440	11,871
Lines in service per 100 inhabitants (3)	29.7	27.4	26.7	24.6	23.0
Fiber optic cable (kilometers)	584,932	636,347	673,783	695,546	732,873
Number of public telephones installed (thousands)	101	94	88	83	74
Domestic long-distance call minutes (millions) (4)	4,857	3,803	2,743	2,113	1,507
Local call pulses (millions) (4)	6,720	5,765	4,038	3,034	2,161

(1)	Based on the number of registered residents as published by the Ministry of Government Administration and Home Affairs of Korea.

(2)	Including lines used for public telephones but excluding lines dedicated to centralized extension system services for corporate subscribers.

(3)	Determined based on lines in service and total Korean population.

(4)	Excluding calls placed from public telephones.

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

The following table shows the number of minutes of international long-distance calls recorded by us and specific service providers utilizing our international long-distance network in each specified category for each year in the five-year period ended December 31, 2016:

	Year Ended December 31,
	2012	2013	2014	2015	2016
	(In millions of billed minutes)
Incoming international long-distance calls	520.3	628.4	549.4	390.5	352.3
Outgoing international long-distance calls	289.7	244.2	212.2	179.0	155.1

Total	810.0	872.6	761.6	569.5	507.4

Japan (30.9%), China (23.4%) and the United States (9.1%) accounted for the greatest percentage of our international long-distance call traffic measured in minutes in 2016. In recent years, the volume of our incoming calls has exceeded the volume of our outgoing calls. The agreed settlement rate is applied to the call minutes to determine the applicable net settlement payment.

Interconnection. Under the Telecommunications Business Act, we are required to permit other service providers to interconnect to our fixed-line network. Currently, the principal users of this interconnection capacity include SK Broadband and LG U+ (offering local, domestic long-distance and international long-distance services, and transmitting calls to and from their mobile networks), Sejong and SK Telink (offering international and domestic long-distance services), and SK Telecom. We recognize as land-to-mobile interconnection revenue the entire amount of the usage charge collected from the landline user and recognize as an expense the amount of interconnection charge paid to the mobile service provider.

Internet Phone Services. The volume of calls made through Internet phone services has significantly increased since Internet phone service was first introduced in Korea in 1998. We provide Internet phone services that enable VoIP phone devices with broadband connection to make domestic and international calls. In order to differentiate our Internet phone services from our competitors’ services, we provide value-added services such as video communication, short message service, phone banking and a variety of traffic and local news information. As of December 31, 2016, we had approximately 3.4 million subscribers.

Internet Services

Broadband Internet Access Service. Leveraging on our nationwide network of over 730,000 kilometers of fiber optic cable network, we have achieved a leading market position in the broadband Internet access market in Korea. We believe we have a competitive advantage over other broadband Internet access service providers because, unlike our competitors, we can utilize our existing networks nationwide to provide broadband Internet access service. Our broadband Internet access service accounted for 8.8% of our operating revenues in 2016. Our principal Internet access services include:

•	ADSL, VDSL, Ethernet and FTTH services under the “olleh Internet” and “olleh GiGA Internet” brand names;

•

WiFi under the “ollehWiFi” brand name, which is designed to integrate fixed-line and wireless services by offering high speed wireless Internet access to laptops and smartphones in hot-spot zones and olleh Internet service in fixed-line environments. OllehWiFi enables subscribers to access the Internet at a speed of up to 1.3 Gbps. We sponsored approximately 107,000 hot-spot zones nationwide for wireless connection as of December 31, 2016; and

•	olleh 4G WiBro Internet access service, which enables two-way WiBro Internet access to portable computers, mobile phones and other portable devices at a speed averaging 6 Mbps per user.

We had approximately 8.5 million broadband Internet subscribers and approximately 1.5 million ollehWiFi service subscribers as of December 31, 2016. We commercially launched our WiBro service in June 2006, and we had approximately 506,000 subscribers as of December 31, 2016. We launched our olleh GiGA Internet Service, which provides transmission speed of up to 1 Gbps, and had approximately 2.4 million subscribers as of December 31, 2016. We also bundle our WiBro service with olleh Internet and ollehWiFi services at a discount in order to attract additional subscribers.

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

The high-speed downstream rates can reach up to 100 Mbps for VDSL and 1 Gbps for FTTH. We plan to offer data transmission speed of up to 1 Gbps, regardless of medium, by the end of 2017. In October 2016, we commercialized GiGA Wire 2.0 Internet service solutions on copper wires to provide data transmission speed of up to 1 Gbps. We plan to launch an Internet service based on UTP with data transmission speed of up to 1 Gbps. Downstream rates depend on a number of factors. For a constant wire gage, the data rate decreases as the length of the copper wire increases. Generally, if the separation between the telephone office and the subscriber is greater than four kilometers, line attenuation is so severe that broadband speeds can no longer be achieved. Fiber-optic cable used by FTTH, on the other hand, uses laser light to carry signals that travel long distances inside fiber optic cable without degradation.

Other Internet-related Services. Our other Internet-related services focus primarily on providing infrastructure and solutions for business enterprises, as well as IPTV and network portal services. Our other Internet-related services accounted for 7.8% of our operating revenues in 2016.

We operate 10 data centers located throughout Korea and provide a wide range of computing services to companies which need servers, storage and leased lines. Data centers are facilities used to house, protect and maintain network server computers that store and deliver Internet and other network content, such as web pages, applications and data. Our data centers are designed to meet international standards, and are equipped with temperature and humidity control systems, regulated and reliable power supplies, mechanical equipment, fire detection and suppression equipment, security monitoring and wide-bandwidth connections to the Internet. Data centers allow corporations to outsource their application and server hardware management.

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

We also offer high definition video-on-demand and real-time broadcasting IPTV services under the brand name “olleh TV,” and began offering ultra-high-definition (“UHD”) IPTV services, which offer resolutions up to four times those offered under high-definition television services, under the brand name “olleh GiGA UHD TV” starting in September 2014. Our IPTV service offers access to an array of digital media contents, including movies, sports, news, educational programs and TV replay, for a fixed monthly fee or on a pay-per-view basis. Through a digital set-top box that we rent to our customers, our customers are able to browse the catalog of digital media contents and view selected media streams on their television. A set-top box provides two-way communications on an IP network and decodes video streaming data. We had approximately 7 million olleh TV subscribers as of December 31, 2016. In December 2015, amendments to the Internet Multimedia Broadcasting Business Act were promulgated. Under such amendments, a single broadcasting operator, together with its affiliates, may not have more than one-third of the market share of all paid broadcasting subscribers in Korea. The market share restriction will be in effect until June 27, 2018.

Data Communication Services

Our data communication services involve offering exclusive lines that allow point-to-point connection for voice and data traffic between two or more geographically separate points. As of December 31, 2016, we leased over 249,817 lines to domestic and international businesses. The data communication service accounted for 4.4% of our operating revenues in 2016.

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

Financial Services

Our financial services accounted for 15.4% of our operating revenues in 2016. To further diversify our business and to create synergies through utilization of our mobile telecommunications network in financial services, we, through our former subsidiary KT Capital Co., Ltd., acquired 1,622,520 additional shares of common stock of BC Card Co., Ltd. from Woori Bank, Busan Bank and Shinhan Card for approximately ￦252 billion in October 2011. As we were deemed to have control over BC Card Co., Ltd., it became our consolidated subsidiary starting in October 2011. We acquired an additional 1,349,920 common shares of BC Card Co., Ltd. in January 2012 for approximately

￦287 billion, and owned a 69.5 % interest in BC Card Co., Ltd. as of December 31, 2016. BC Card Co., Ltd. offers various credit card and related financial services. BC Card Co., Ltd. had consolidated operating revenues of ￦3,568 billion and net income of ￦163 billion for the year ended December 31, 2016 and consolidated assets of ￦ 3,651 billion and liabilities of ￦2,602 billion as of December 31, 2016. In March 2014, the investment business division of KT Capital Co., Ltd., including 3,059,560 common shares of BC Card Co., Ltd. that KT Capital Co., Ltd. held, was spun off and merged into KT Corporation, to further strengthen the synergy between telecommunication and finance operations within the KT group and increase shareholder value. To focus on our core telecommunications business, we and our consolidated subsidiary, KT Hitel Co., Ltd., disposed of the entire 100% stake in KT Capital Co., Ltd. in August 2015 for a total of ￦299 billion.

In November 2015, the Government announced plans to introduce Internet-only banks and granted preliminary approval to two consortiums, K bank consortium and Kakao Bank consortium. The K bank consortium, over which we own a minority interest as one of 20 shareholding companies including Woori Bank, NH Investment & Securities, Co., Ltd., GS Retail Co., Ltd. and Hanwha Life Insurance Co., Ltd., received the final approval from the Government to operate the first Internet-only bank in Korea in December 2016. The Kakao Bank consortium, K bank’s competitor, received the final approval from the Government in April 2017. K bank began its operation in April 2017 and seeks to operate as a virtual bank whose operation is based on its mobile application and the Internet, while promoting greater user accessibility through the convenience stores of one of our other consortium members. K bank also plans to differentiate itself from other conventional banks by utilizing big data and offering competitive products and interest rates. Under the current Korean law, as a non-financial institution, we are not allowed to own in excess of 4% voting interest in K bank, and our combined voting and non-voting interest may not exceed 10%. In 2016, the National Assembly did not adopt a pending bill which would have allowed non-financial institutions to own more than 4% interest in Internet banks.

Other Businesses

We also engage in various business activities that extend beyond telephone services and data communication services, including satellite services, information technology and network services, satellite TV services, with the consolidation of KT Skylife starting in January 2011, and media contents business with the establishment of KT Media Hub Co., Ltd. in December 2012. We merged KT Media Hub Co., Ltd. into KT Corporation in March 2015, to enhance shareholder value by increasing management efficiency and promoting synergy among our existing businesses. Our other businesses accounted for 10.6% of our operating revenues for 2016.

We provide transponder leasing, broadcasting, video distribution and data communication services through Koreasat 5, Koreasat 6 and Koreasat 8 (also known as ABS-2). We also lease satellite capacity from other satellite operators to offer satellite services to both domestic and international customers.

In August 2006, we launched Koreasat 5, a combined civil and governmental communications satellite with a design life of 15 years, to replace Koreasat 2 (launched in 1996 with a design life of ten years). In December 2010, we launched Koreasat 6, with a design life of 15 years, to replace Koreasat 3 (originally launched in 1999, with a design life of 12 years). Koreasat 6 began its commercial operation in February 2011 and carries transponders that are mainly used for direct-to-home satellite broadcasting, video distributions and data communication services. Most of the direct-to-home satellite broadcasting transponders are utilized by KT Skylife. In August 2010, we procured from Asia Broadcast Satellite Holdings, Ltd. (“ABS”), a Hong Kong-based satellite operator, four transponders on ABS-1 satellite and eight additional transponders on ABS-2 satellite in order to provide satellite services with a broader global scope. In the second half of 2014, we exchanged our ownership rights of four transponders on ABS-1 with ownership rights of four transponders on ABS-2 satellite. As a result, we own 12 transponders on ABS-2 satellite (also called Koreasat 8).

Two additional satellites, one to expand satellite services in various regions and the other to replace Koreasat 5, are expected to be launched in 2017.

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

To respond to the trend of convergence in the telecommunications and broadcasting industries, and to seek additional synergies with our existing operations, we acquired 5,600,000 shares of redeemable convertible preferred stock with voting rights and convertible bonds that were convertible into 5,600,000 shares of common stock of KT Skylife from Dutch Savings Holdings B.V. in January 2011 for approximately ￦246 billion. We exercised the conversion rights on the redeemable convertible preferred stock and the convertible bonds in March 2011, and owned a 50.3% interest in KT Skylife as of December 31, 2016. KT Skylife offers satellite TV services, which may also be packaged with our IPTV services as further described below.

Revenues and Rates

The table below shows the percentage of our revenues derived from each category of services for each of the years from 2014 to 2016:

	Year Ended December 31,
	2014	2015	2016
Mobile services	31.4%	32.0%	31.9%
Fixed-line services	30.3	29.8	29.9
Fixed-line telephone services:
Monthly basic charges	3.1	2.9	2.7
Monthly usage charges	5.5	4.5	3.7
Others	3.0	2.8	2.5

Sub-total	11.5	10.2	8.9

Internet services:
Broadband Internet access service	8.6	8.3	8.8
Other Internet-related services (1)	5.1	6.5	7.8

Sub-total	13.7	14.8	16.6

Data communication services (2)	5.1	4.7	4.4
Goods sold (3)	14.4	12.1	12.1
Financial services	14.5	15.3	15.4
Other businesses (4)	9.4	10.8	10.6

Operating revenues	100.0%	100.0%	100.0%

(1)	Includes revenues from services provided by our data centers, Bizmeka and olleh TV.

(2)	Includes revenues from Kornet Internet connection service and satellite services.

(3)	Includes mobile handset sales.

(4)	Includes revenues from satellite services, information technology and network services and security services.

Mobile Services

We derive revenues from mobile services principally from:

•	monthly fees;

•	usage charges for outgoing calls;

•	usage charges for wireless data transmission;

•	contents download fees;

•	value-added monthly service fees; and

•	mobile-to-mobile interconnection charges.

We offer various rate plans, including those that offer a specified amount of free data transmission per month in return for higher monthly fees as well as plans that are geared toward business customers. We completely abolished our activation fee in March 2015.

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

We also provide plans specially designed for elderly and pre-teen subscribers as well as special discounts to subscribers with physical disabilities. Plans specialized for feature phone users such as a standard rate plan are provided as well. Under the standard rate plan, we charge a monthly fee of ￦11,000, a voice calling usage charge of ￦1.8 per second and a video calling usage charge of ￦3 per second, without any free voice or video call airtime minutes.

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

The following table shows the interconnection charges we paid per minute (exclusive of value-added taxes) to mobile operators, and the charges received per minute (exclusive of value-added taxes) from mobile operators for mobile to mobile calls:

	Effective Starting
	January 1, 2014		January 1, 2015		January 1, 2016
SK Telecom	￦	22.2	￦	19.5	￦	17.1
LG U+		22.8		20.0		17.0
KT		22.7		19.9		17.2

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

We also charge a monthly basic charge ranging from ￦3,000 to ￦5,200, depending on location, and a non-refundable service initiation fee of ￦60,000 to new subscribers. The non-refundable service initiation fee is waived for the new subscribers who subscribe to our local service through our online application process. Until April 2001, we charged refundable service initiation deposits, which were refunded upon termination of service. As of December 31, 2016, we had ￦368 billion in refundable service initiation deposits outstanding and 1.7 million subscribers who are enrolled under the mandatory deposit plan and are eligible to switch to the no deposit plan and receive their service initiation deposit back (less the non-refundable service initiation fees).

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

The following table shows the interconnection charges we paid per minute (exclusive of value-added taxes) to mobile operators for landline to mobile calls:

	Effective Starting
	January 1, 2014		January 1, 2015		January 1, 2016
SK Telecom	￦	22.2	￦	19.5	￦	17.0
LG U+		22.8		20.0		17.2

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

The following table shows such interconnection charge per minute collected for a call depending on the type of call, as determined by the MSIP:

	Effective Starting
	January 1, 2014		January 1, 2015		January 1, 2016
Local access (1)	￦	13.3	￦	11.9	￦	10.9
Single toll access (2)		14.7		13.4		12.0
Double toll access (3)		17.1		16.0		15.5

Source:	The MSIP.

(1)	Interconnection between local switching center and local access line.

(2)	Interconnection involving access to single long-distance switching center.

(3)	Interconnection involving access to two long-distance switching centers.

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

olleh TV Services. We charge our subscribers an installation fee per site of ￦24,000, which is waived with a three-year contract, a set-top box rental fee ranging from ￦2,000 to ￦9,000 on a monthly basis and a monthly subscription fee. The rates we charge for olleh TV services are subject to approval by the MSIP. Our olleh TV service plans range from ￦15,000 to ￦50,000 per month.

Data Communication Services

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

The following table summarizes our various basic bundled packages that we currently offer. The packages require subscribers to agree to a subscription period of three years:

	Monthly Rates
	Flat Rate		Mobile Monthly Fee
Internet / Internet Phone / Mobile	￦	21,000	Discounts are between ￦3,000 and ￦25,100 per account (excluding ￦5,000 for the Internet discount), depending on type of the Internet services and total amount of bundled mobile fee plans (up to 5 mobile numbers) (2)
Internet / Fixed-Line Phone / Mobile		24,000
Internet / IPTV / Mobile (1)		30,000
Internet / Fixed-Line Phone / IPTV / Mobile (1)		31,000

(1)	Assuming selection of olleh Internet and olleh TV Live 10 package.

(2)	Bundled rate plans are available for olleh 3G, LTE subscribers and some specific wearable device plan subscribers.

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

The following table shows the market shares in the mobile telecommunications market as of the dates indicated:

	Market Share (%)
	KT Corporation	SK Telecom	LG U+
December 31, 2014	30.0	50.2	19.8
December 31, 2015	30.4	49.4	20.2
December 31, 2016	30.6	49.1	20.3

Source:	The MSIP.

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

The following table shows the market shares in the local telephone service market as of the dates indicated:

	Market Share (%)
	KT Corporation	SK Broadband	LG U+
December 31, 2014	81.0	16.1	2.9
December 31, 2015	80.6	16.3	3.1
December 31, 2016	80.6	16.2	3.2

Source:	The MSIP.

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

Domestic Long-distance Telephone Service. We compete with SK Broadband, LG U+, Sejong and SK Telink in the domestic long-distance market. LG U+ began offering domestic long-distance service in 1996, followed by Sejong in 1999 and SK Broadband and SK Telink in 2004. The following table shows the market shares in the domestic long-distance market as of the dates indicated:

	Market Share (%)
	KT Corporation	SK Broadband	LG U+	Sejong	SK Telink
December 31, 2014	78.9	14.9	2.7	0.9	2.7
December 31, 2015	78.9	15.0	2.7	0.9	2.6
December 31, 2016	78.9	15.0	2.7	0.8	2.6

Source:	Korea Telecommunications Operators Association.

Our competitors and we charge ￦39 per three minutes for domestic long-distance calls up to 30 kilometers. For domestic long-distance calls greater than 30 kilometers, our competitors typically charge between 3% to 5% less than us. The following table is a comparison of our standard long-distance usage charges per 10 seconds with the standard rates of our competitors as of December 31, 2016:

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

Our competitors generally charge less than us for international long-distance calls. The following table is a comparison of our standard long-distance usage charges per one minute with the standard rates of our competitors as of December 31, 2016:

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

The following table shows the market share in the broadband Internet access market as of the dates indicated:

	Market Share (%)
	KT Corporation	SK Broadband	LG U+	Others
December 31, 2014	42.3	25.1	15.7	16.9
December 31, 2015	41.6	25.1	17.4	15.9
December 31, 2016	41.4	25.3	17.6	15.7

Source:	The MSIP.

Our competitors generally charge less than us for broadband Internet access service. The following table is a comparison of fees for our olleh Internet Lite service with three year mandatory subscription period with fees of our competitors for comparable services as of December 31, 2016:

	KT Corporation		SK Broadband		LG U+		Cable Providers (1)
Monthly subscription fee	￦	25,500	￦	25,000	￦	25,000	￦	20,000
Monthly modem rental fee		None		None		None		1,000
Additional installation fee upon moving		10,000		10,000		20,000		20,000

Source:	KT Corporation.

(1)	These are typical fees charged by cable providers.

Data Communication Service. We had a monopoly in domestic data communication service until 1994, when LG U+ was authorized to provide the leased-line service. The data communications services market has become more competitive with limited growth during the past decade, and we primarily compete with SK Broadband and LG U+.

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

In November 2015, the Government announced plans to introduce Internet-only banks and granted preliminary approval to two consortiums, K bank consortium and Kakao Bank consortium. The K bank consortium, over which we own a minority interest as one of 20 shareholding companies including Woori Bank, NH Investment & Securities, Co., Ltd., GS Retail Co., Ltd. and Hanwha Life Insurance Co., Ltd., received the final approval from the Government to operate the first Internet-only bank in Korea in December 2016. The Kakao Bank consortium, K bank’s competitor, received the final approval from the Government in April 2017. K bank began its operation in April 2017 and seeks to operate as a virtual bank whose operation is based on its mobile application and the Internet, while promoting greater user accessibility through the convenience stores of one of our other consortium members. K bank also plans to differentiate itself from other conventional banks by utilizing big data and offering competitive products and interest rates.

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

The KCC’s overall policy role is to play a key role in regulatory activities aimed at protecting service users in the broadcast and telecommunications market and it continues to be responsible for investigations and sanctions regarding violations by telecommunications companies, as well as for mediating disputes between service providers and users. The KCC is established under the direct jurisdiction of the President of Korea and is comprised of five standing commissioners. Commissioners of the KCC are appointed by the President, and the appointment of the Chairperson must be approved at a confirmation hearing at the National Assembly.

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

On October 1, 2014, the Handset Distribution Reform Act, which seeks to lower the cost of communication for the general public and reduce handset factory prices by establishing fair and transparent order in the distribution of mobile telecommunication devices, went into effect. The Handset Distribution Reform Act regulates, among other matters, the sale and subsidies of mobile devices such as smartphones, with one of its purposes being to induce telecommunication operators to compete in lowering the costs of communications and encourage the manufacturers to reduce handset factory prices, while improving service quality. Under the Handset Distribution Reform Act, consumers may not be discriminated in terms of subsidies based on their age, place of residence or monthly subscription plan when using their existing mobile phones, buying a new phone or switching their mobile carriers. Furthermore, everyone, regardless of their status, is entitled to receive either a handset subsidy for the purchase of mobile phone models that were launched within the last 15 months, or a tariff discount (with the current discount rate set at 20%, effective since April 24, 2015). The maximum amount of handset subsidy that telecommunications operators and handset manufacturers may offer is determined by Korean telecommunication regulators (such limit to be determined between ￦250,000 and ￦350,000, and may be adjusted every six months, with the current limit set at ￦330,000, effective since April 8, 2015). Telecommunications operators are also required to publicly announce the amount of handset subsidy that they offer, which may not be readjusted within one week after such announcement. In addition, telecommunications operators are prohibited from using misleading or exaggerated advertisements, such as advertisements that mobile phones are free without adequately explaining that it is preconditioned on signing up for high-priced monthly subscription plans.

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

In addition, we are required to lease to other companies our fixed-lines that connect subscribers to our network. This system, which is called local loop unbundling, is intended to prevent excessive investment in local loops. This system requires us to lease the portion of our copper lines that represent our excess capacity to other companies upon their request at rates that are determined by the MSIP based on our cost, and taking into consideration an appropriate rate of return, to enable them to provide voice and broadband services. Revenues from local loop unbundling, if any, are recognized as revenues from other businesses.

Foreign Investment

The Telecommunications Business Act restricts the ownership and control of network service providers by foreign shareholders. Foreigners, foreign governments and “foreign invested companies” may not own more than 49.0% of the issued shares with voting rights of a network service provider, including us, and a foreign shareholder may not become our largest shareholder if such shareholder holds 5.0% or more of our shares. For purposes of the Telecommunications Business Act, the term “foreign invested company” means a company in which foreigners and foreign governments hold

15.0% or more shares with voting rights in the aggregate and a foreigner or a foreign government is the largest shareholder, provided, however, that such company will not be counted as a foreign shareholder for the purposes of the above-referenced 49.0% limit if (1) it holds less than 1.0% of our total issued and outstanding shares with voting rights or (2) if the largest shareholder of such company is a government or foreign entity of a country that is a counterparty to a free trade agreement with Korea, as publicly announced by the MSIP, and the MSIP determines that the fact that such foreign government or entity holds a 15.0% or greater shareholding in such company does not present a risk of harm to the public interest. (However, the calculation of the above-referenced 49% ceiling will apply to: (x) any foreign entities that have entered into any major management-related agreement with a network service provider or the shareholder(s) thereof; and (y) foreign entities that have entered into any agreement pertaining to the settlement of fees relating to the handling of international electronic telecommunications services). As of December 31, 2016, 49.0% of our common shares were owned by foreign investors. In the event that a network service provider violates the shareholding restrictions, its foreign shareholders cannot exercise voting rights for their shares in excess of such limitation, and the MSIP may require corrective measures be taken to comply with the ownership restrictions. There is no restriction on foreign ownership for specific service providers and value-added service providers.

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

Customers and Customer Billing

We typically charge residential subscribers and business subscribers similar rates for services provided. On a case-by-case basis, we also provide discount rates for some of our high-volume business subscribers. We bill all of our customers on a monthly basis. Our customers may make payment at either payment points such as local post offices, banks or our service offices, through a direct-debit service that automatically deducts the monthly payment from a subscriber’s designated bank account, or through a direct-charge service that automatically charges the monthly payment to a subscriber’s designated credit card account. Approximately 83% of our subscribers as of December 31, 2016 pay through the direct-debit service. Accounts of subscribers who fail to pay our invoice are transferred to a collection agency, which sends out a notice of payment. If such charges are not paid after notice, we cease to provide outgoing service to such subscribers after a period of time determined by the type of subscribed service. If charges are still not paid two to three months after outgoing service is cut off, we cease all services to such subscribers. After service is ceased, the overdue charges that are not collected by the collection agency are written off.

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

Patents and Licensed Technology

The ability to obtain and protect intellectual property rights to the latest telecommunications technology is important for our business. We own or have licenses to various patents and trademarks in Korea and overseas, and have applications for patents pending in Korea and other select countries such as the United States, Europe, China and Japan. A majority of our patents registered in Korea and overseas relate to our wireless and fixed-line telecommunications, media and IoT technologies. In addition, we operate several research and development (“R&D”) laboratories to develop latest technology and additional platforms, as described in “Item 5.C. Research and Development, Patents and Licenses, Etc.” We license our intellectual property rights to third parties in return for periodic royal payments. We currently do not license any material technologies or patents from third parties.

Seasonality of the Business

Our main business generally does not experience significant seasonality.

Item 4.C.  Organizational Structure

These matters are discussed under Item 4.B. where relevant.

Item 4.D.  Property, Plants and Equipment

Our principal fixed asset is our integrated telecommunications networks. In addition, we own buildings and real estate throughout Korea. As of December 31, 2016, the net book value of our property and equipment was ￦14,312 billion, of which ￦3,434 billion is accounted for the net book value of our land, buildings and structures. As of December 31, 2016, the net book value of investment property, which is accounted for separately from our property and equipment was ￦1,148 billion. Other than described in this annual report, no significant amount of our properties is leased. There are no material encumbrances on our properties including the fixed assets below.

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

We have a license to use 40 MHz of bandwidth in the 2.1 GHz spectrum, of which 20 MHZ is used to provide IMT-2000 services based on W-CDMA wireless network standards and the remaining 20 MHZ for our 4G LTE services. Such license was renewed in December 2016, and we are required to pay approximately ￦569 billion for use of such bandwidth during the license period of 5 years. In April 2010, the KCC announced its decision to allocate 20 MHz of bandwidth in the 900 MHz spectrum to us, which became effective in July 2011, for which we are required to pay a portion of the actual sales generated from using the bandwidth in the 900 MHz spectrum during the license period of 10 years as a usage fee for the bandwidth, as well as a portion of expected sales that was determined by the KCC at the time of allocation. In June 2011, our right to use 40 MHz of bandwidth in the 1.8 GHz spectrum expired, and the KCC allocated back to us the right to use 20 MHz of such bandwidth in the 1.8 GHz spectrum upon expiration pursuant to our application, for which we are required to pay a portion of the actual sales generated from using the bandwidth in the 1.8 GHz spectrum during the license period of 10 years as a usage fee for the bandwidth, as well as a portion of expected sales that was determined by the KCC at the time of allocation. We began using the 20 MHz of bandwidth in the 1.8 GHz spectrum, which became available upon termination of our 2G services, to provide our 4G LTE services starting in January 2012.

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

In May 2016, the MSIP auctioned 40 MHz of bandwidth in the 700 MHz spectrum, 20 MHz of bandwidth in the 1.8 GHz spectrum, 20 MHz of bandwidth in the 2.1 GHz spectrum, 40 MHz of bandwidth in the 2.6 GHz spectrum and 20 MHz of bandwidth in the 2.6 GHz spectrum. We acquired the right to use 20 MHz of bandwidth in the 1.8 GHz spectrum for which we are required to pay a total usage fee of approximately ￦470 billion during a license period of 10 years. SK Telecom acquired the right to use 40 MHz of bandwidth in the 2.6 GHz spectrum and 20 MHz of bandwidth in the 2.6 GHz spectrum and LG U+ acquired the right to use 20 MHz of bandwidth in the 2.1 GHz spectrum. The right to use 40 MHz of bandwidth in the 700 MHz spectrum was not purchased by any company. We currently use 20 MHz of bandwidth in the 1.8 GHz spectrum to provide Wideband LTE-A services.

Exchanges

Exchanges include local exchanges and “toll” exchanges that connect local exchanges to long-distance transmission facilities. We had 25 million lines connected to local exchanges and 2.2 million lines connected to toll exchanges as of December 31, 2016.

All of our exchanges are fully automatic. We completed replacement of all electromechanical analog exchanges with digital exchanges in June 2003 in order to provide higher speed and larger volume services. Starting in 2006, we also began conversion of our exchanges to be compatible to IP platform in preparation for building our next generation broadband convergence network by 2021. As of December 31, 2016, 100% of our lines connected to toll exchanges are compatible to IP platform.

Internet Backbone

Our Internet backbone network, called KORNET, has the capacity to handle aggregate traffic of our broadband Internet access subscribers, data centers and Internet exchange system at any given moment of up to 8.9 Tbps as of December 31, 2016. We have set up contingent plans to prepare against various incidents that could affect reliable Internet access service. Starting in 2005, we have also begun deploying our IP premium network that enables us to more reliably support olleh TV, WiBro, Internet Phone, upgraded VoIP services and other IP services. As of December 31, 2016, our IP premium network had 2,941 lines installed to provide 3G and LTE mobile data services, 3,147 lines installed to provide IPTV services and a total capacity to handle up to 2.8 Tbps of IPTV, voice, mobile data, virtual private network (VPN) and WiBro service traffic.

Access Lines

As of December 31, 2016, we had 19.3 million access lines installed, which allow us to reach virtually all homes and businesses in Korea. As part of our broadband deployment strategy, we have upgraded many of our access lines by equipping them with broadband capability using xDSL and FTTH technology. As of December 31, 2016, we had approximately 18.9 million broadband lines with speed of at least 50 Mbps that enable us to deliver broadband Internet access and multimedia content to our customers.

Transmission Network

Our domestic fiber optic cable network consisted of over 730,000 kilometers of fiber optic cables as of December 31, 2016 of which approximately 116,000 kilometers of fiber optic cables are used to connect our backbone network and approximately 616,000 kilometers are used to connect the backbone network to our subscribers. Our backbone network utilizes 64 Tbp Long-haul Reconfigurable Optical Add Drop Multiplexer (“ROADM”) technology for connecting cities. ROADM technology improves bandwidth efficiency by enabling data to be transmitted from multiple signals across one fiber strand in a cable and carrying each signal on a separate wavelength. We enhanced our backbone network connecting six major cities in Korea by implementing an optical cross-connector (OXC) and access network by implementing multi-service provisioning platform (MSPP) architecture in 2008. During 2013, we completed the construction of our next generation broadband convergence network by installing carrier ethernet architecture.

Our extensive domestic long-distance network is supplemented by our fully digital domestic microwave network, which consisted of 55 relay sites as of December 31, 2016.

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

Our international Internet backbone with capacity of 879 Gbps is connected to approximately 200 Internet service providers through our two Internet gateways in Hyehwa and Guro. In addition, we operate a video backbone with capacity of 1.5 Gbps to transmit video signals from Korea to the rest of the world.

Satellites

Koreasat 5 (launched in 2006), Koreasat 6 (launched in 2010), and Koreasat 8 (launched in 2014 and of which we own 12 transponders) are all in operation, providing broadcasting, video distribution and broadband data services in selected areas. Two additional satellites (provisionally called Koreasat 5A and Koreasat 7) are expected to be launched in 2017. If launched successfully, Koreasat 5A will replace Koreasat 5. The rights and interests regarding Koreasat 3 are currently subject to an International Chamber of Commerce arbitration. See “—Item 4.B. Business Overview—Our Services—Other Businesses” and “Item 8. Financial Information—Item 8.A. Consolidated Financial Statements and Other Financial Information—Legal Proceedings.”

International Submarine Cable Networks

International traffic is handled by telecommunications satellites and submarine cables. Because of the high cost of laying a submarine cable, the usual practice is for multiple carriers to jointly commission a new cable and share the costs and the capacity. We own interests in several international fiber optic submarine cable networks, including:

•	a 1.4% interest in the 29,000-kilometer FLAG Europe-Asia network connecting Korea, Southeast Asia, the Middle East and Europe, activated since April 1997;

•	a 1.7% interest in the 39,000-kilometer Southeast Asia-Middle East-Western Europe 3 Cable Network linking 34 countries, activated since December 1999;

•	a 4.0% interest in the 19,000-kilometer Asia Pacific Cable Network 2 connecting Korea, China, Japan, Taiwan, Hong Kong, Philippines, Singapore and Malaysia, activated since December 2001;

•	a 20.0% interest in the 500-kilometer Korea-Japan Cable Network linking Korea and Japan, activated since March 2002;

•	a 13.1% interest in the 16,500-kilometer Trans Pacific Express Cable Network linking Korea, China, Taiwan and the United States, activated since September 2008;

•	a 8.5% interest in the 11,000-kilometer Asia Pacific Gateway linking Korea, China, Japan, Thailand, Taiwan, Hong Kong, Vietnam, Singapore and Malaysia, activated since October 2016; and

•	a 16.7% interest in the 14,000-kilometer New Cross Pacific linking Korea, China, Japan, Taiwan and the United States, which is expected to be activated in the fourth quarter of 2017.

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

In 2016, we determined our operating segments for financial reporting purposes as the following:

•	the Customer/Marketing Group, which engages in providing various telecommunication services to individual/home/corporate customers and the convergence business,

•	the Finance Group, which engages in providing various financial services such as credit card services,

•	the Satellite TV Group, which engages in satellite TV services, and

•

the Others Group, which includes security services, satellite service, information technology and network services, global business services that provides global network services to multinational or domestic corporate customers and telecommunications companies and other services provided by our subsidiaries.

Prior to 2016, we had three operating segments: (i) Customer/Marketing Group, (ii) Finance Group and (iii) Others Group. In 2016, our satellite TV services was classified as a new segment, the Satellite TV Group, in accordance with the requirements of IFRS 8 (Operating Segments). The segment results for 2014, 2015 and 2016 are reported in accordance with the current segment classification of four operating segments. See Note 32 to the Consolidated Financial Statements.

We disposed of our interests in two of our subsidiaries, KT Rental Co., Ltd. and KT Capital Co., Ltd., in June 2015 and August 2015, respectively. The profit and loss on the related operations of KT Rental Co., Ltd. and KT Capital Co., Ltd. are presented as discontinued operations. See Note 39 to the Consolidated Financial Statements.

One of the major factors contributing to our historical performance was the growth of the Korean economy, and our future performance will depend at least in part on Korea’s general economic growth and prospects. For a description of recent developments that have had and may continue to have an adverse effect on our results of operations and financial condition, see “Item 3. Key Information—Item 3.D. Risk Factors—Korea is our most important market, and our current business and future growth could be materially and adversely affected if economic or political conditions in Korea deteriorate.” A number of other developments have had or are expected to have a material impact on our results of operations, financial condition and capital expenditures. These developments include:

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

Acquisitions and Disposals of Interests in Subsidiaries and Joint Ventures

One key aspect of our overall business strategy calls for acquisitions of businesses and entering into joint ventures that complement or diversify our current business, as well as disposal or termination of such businesses from time to time. The following summarizes our recent acquisitions and disposals:

•

in October 2011, we, through our former subsidiary KT Capital Co., Ltd., acquired an additional 1,622,520 common shares of BC Card Co., Ltd. from Woori Bank, Busan Bank and Shinhan Card for approximately ￦252 billion, to further diversify our business and to create synergies through utilization of our mobile telecommunications network in financial services, thereby increasing our ownership interest in BC Card Co., Ltd. to 38.9%, making it our consolidated subsidiary as a result of deemed control starting in October 2011. We acquired an additional 1,349,920 common shares of BC Card Co., Ltd. in January 2012 for approximately ￦287 billion, and owned a 69.5% interest in BC Card Co., Ltd. as of December 31, 2016. The profit and loss on the related operations of KT Capital Co. Ltd. are presented as discontinued operations. See Note 39 to the Consolidated Financial Statements.

•

in October 2014, we acquired 4,000,000 treasury shares of ktis Corporation, an equity-method investee which provides telephone number directory services, for approximately ￦14 billion (and the book value of the company being ￦36 billion at the time of the consolidation), thereby increasing our ownership percentage to 30.0% of all issued and outstanding capital as of December 31, 2015 and making it our consolidated subsidiary as a result of deemed control starting from October 2014. See Note 1 to the Consolidated Financial Statements.

•

in October 2014, we, through our subsidiary KT Hitel Co., Ltd., acquired 4,800,000 treasury shares of ktcs Corporation, an equity-method investee which provides telephone number directory services, for approximately ￦14 billion (and the book value of the company being ￦37 billion at the time of consolidation), thereby increasing our ownership percentage to 30.9% of all issued and outstanding capital as of December 31, 2015 and making it our consolidated subsidiary as a result of deemed control starting from October 2014. See Note 1 to the Consolidated Financial Statements.

•

starting in July 2012, KT Rental Co., Ltd., our then-58.0% owned subsidiary, became our consolidated subsidiary as a result of the acquisition of KT Rental Co., Ltd.’s common stock by Hana Daetoo Securities Co., Ltd. and other investors from the then-second largest shareholder in July 2012, and the restriction on our control over KT Rental Co., Ltd. pursuant to a shareholders’ agreement being resolved as a result. The sale of KT Rental Co., Ltd. to the Lotte Group for ￦1.01 trillion (with proceeds to KT Corporation being ￦763 billion) was completed in June 2015. The profit and loss on the related operations of KT Rental Co. Ltd. are presented as discontinued operations. See Note 39 to the Consolidated Financial Statements.

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

Employee Reductions and Changes in Severance and Retirement Benefits

We regularly sponsor voluntary early retirement plans where we provide additional financial incentives for our employees to retire early, as part of our efforts to improve operational efficiencies. In 2014, 2015 and 2016, 41, 33 and 5 employees, respectively, retired under our voluntary early retirement plan. In April 2014, in addition to our usual voluntary early retirement plan, we held a special voluntary early retirement program where we provided employees who had been employed by us for more than 15 years with additional financial incentives to retire early or employment for two years at certain of our subsidiaries or affiliates. The special voluntary early retirement program resulted in the early retirement of 8,304 employees in 2014. Our payments of severance benefits amounted to ￦1,427 billion in 2014, ￦118 billion in 2015 and ￦122 billion in 2016. In 2014, our severance payments were particularly high due to the special voluntary early retirement program. There was no such special retirement program in 2015 and 2016.

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

In May 2016, the MSIP auctioned 40 MHz of bandwidth in the 700 MHz spectrum, 20 MHz of bandwidth in the 1.8 GHz spectrum, 20 MHz of bandwidth in the 2.1 GHz spectrum, 40 MHz of bandwidth in the 2.6 GHz spectrum and 20 MHz of bandwidth in the 2.6 GHz spectrum. We acquired the right to use 20 MHz of bandwidth in the 1.8 GHz spectrum for which we are required to pay a total usage fee of approximately ￦470 billion during a license period of 10 years. SK Telecom acquired the right to use 40 MHz of bandwidth in the 2.6 GHz spectrum and 20 MHz of bandwidth in the 2.6 GHz spectrum and LG U+ acquired the right to use 20 MHz of bandwidth in the 2.1 GHz spectrum. The right to use 40 MHz of bandwidth in the 700 MHz spectrum was not purchased by any company. We currently use 20 MHz of bandwidth in the 1.8 GHz spectrum to provide Wideband LTE-A services.

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

Handset Subsidies

In March 2008, the Government removed a prohibition on the provision of handset subsidies and allowed mobile service providers to subsidize the purchase of new handsets by certain qualifying customers. We began providing such handset subsidies, which increased, and may in the future increase, our marketing expenses. We provide handset subsidies to subscribers who agree to use our service for a predetermined service period and purchase handsets on an installment basis. Generally, handset subsidies may be provided to any subscriber that uses our service and purchases handsets either directly from us or through third parties. Since we do not recognize revenues from sales of handsets by third parties, the trends between our handset sales and our provision for handset subsidies are not necessarily correlated. The amount recognized as a provision for handset subsidies is our best estimate of the expenditure required to settle current obligations to relevant subscribers at the end of the reporting period. This subsidy amount is the sum of the present values of the monthly balances for handset subsidies over the relevant service periods, taking into account the customer retention rate for relevant subscribers. In May 2010, the KCC announced a guideline recommending that telecommunication service providers limit their marketing expenses to 22.0% of their annual sales, and the limit was subsequently lowered to 20.0% of their annual sales for the years 2013, 2012 and 2011. Such marketing expenses included initial commissions, monthly commissions and retention commissions paid to our authorized dealers and subscribers, including handset subsidies, but did not include advertising expenses. While the guideline was not binding, we, as well as our competitors, nonetheless tried to adhere to such guideline when feasible. Furthermore, failure to comply with rules, regulations and corrective orders may lead to suspension of our business or imposition of monetary penalties.

For example, in December 2013, the KCC imposed a combined fine of approximately ￦106 billion on SK Telecom, LG U+ and us (our fine being approximately ￦30 billion), which is the largest fine ever imposed by the KCC on local mobile operators for providing excessive subsidies to new subscribers. In March 2014, the MSIP imposed a 45-day suspension on each of us, SK Telecom and LG U+ from accepting new subscribers as a result of continuing to offer excessive handset subsidies to new subscribers, despite the order from the KCC prohibiting such subsidies. In August 2014, the KCC imposed a combined fine of approximately ￦58 billion on SK Telecom, LG U+ and us (our fine being approximately ￦11 billion) for providing excessive handset subsidies, and also imposed temporary suspensions on accepting new subscribers for seven days on SK Telecom and LG U+. In December 2014, the KCC imposed a fine of approximately ￦8 billion on each of SK Telecom, LG U+ and us for providing excessive handset subsidies. In March 2015, the KCC also imposed a combined fine of approximately ￦34 billion on SK Telecom, LG U+ and us (our fine being approximately ￦9 billion) for violation of regulations relating to handset sales, in connection with a used handset buyback program that we and the other telecommunications operators were promoting. On March 12, 2015, the KCC imposed a fine of ￦870 million for violation of restrictions on handset subsidies relating to our compensation program for used handsets. Any further suspension of our business or imposition of monetary penalties by the Government could have a material adverse effect on our business.

Furthermore, on October 1, 2014, the Handset Distribution Reform Act, which seeks to lower the cost of communication for the general public and reduce handset factory prices by establishing fair and transparent order in the distribution of mobile telecommunication devices, went into effect. The

Handset Distribution Reform Act regulates, among other matters, the sale and subsidies of mobile devices such as smartphones, with one of its purposes being to induce telecommunication operators to compete in lowering the costs of communications and encourage the manufacturers to reduce handset factory prices, while improving service quality. Under the Handset Distribution Reform Act, consumers may not be discriminated in terms of subsidies based on their age, place of residence or monthly subscription plan when using their existing mobile phones, buying a new phone or switching their mobile carriers. Furthermore, everyone, regardless of their status, is entitled to receive either a handset subsidy for the purchase of mobile phone models that were launched within the last 15 months, or a tariff discount (with the current discount rate set at 20%, effective since April 24, 2015). The maximum amount of handset subsidy that telecommunications operators and handset manufacturers may offer is determined by Korean telecommunication regulators (such limit to be determined between ￦250,000 and ￦350,000, and may be adjusted every six months, with the current limit set at ￦330,000, effective since April 8, 2015). Telecommunications operators are also required to publicly announce the amount of handset subsidy that they offer, which may not be readjusted within one week after such announcement. In addition, telecommunications operators are prohibited from using misleading or exaggerated advertisements, such as advertisements that mobile phones are free without adequately explaining that it is preconditioned on signing up for high-priced monthly subscription plans.

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

Changes in the allowances for doubtful accounts for our trade and other receivables in the three-year period ended December 31, 2016 are summarized as follows:

	Year Ended December 31,
	2014		2015		2016
	(In millions of Won)
Balance at beginning of year	￦	771,527	￦	838,699	￦	719,583
Provision		230,791		141,555		92,711
Reversal or written-off		(163,669)		(168,663)		(189,156)
Changes in the scope of consolidation		3,425		(86,484)		271
Others		(3,375)		(5,524)		(10,922)

Balance at end of year	￦	838,699	￦	719,583	￦	612,487

If economic or specific industry trends change, we would adjust our allowances for doubtful accounts by recording additional expense or benefit.

Useful Lives of Property, Equipment, Intangible Assets and Investment Property

Property and equipment, intangible assets and investment properties (excluding land, condominium memberships, golf club memberships and broadcasting concession) are depreciated using the straight-line method over their useful lives as disclosed in Note 3.8 to the Consolidated Financial Statements. An asset’s residual value and useful lives are reviewed and adjusted at the end of each financial reporting period, and are based on historical experience with similar assets as well as taking into account anticipated technological or other changes. If technological changes were to occur more rapidly than anticipated or in a different form than anticipated, the useful lives assigned to these assets may need to be shortened, resulting in the recognition of increased depreciation expense in future periods. A decrease of remaining estimated useful life by one year of our property and equipment would result in an increase of depreciation expense of approximately ￦208 billion in 2016.

Impairment of Long-Lived Assets, including Goodwill

Long-lived assets generally consist of property and equipment and intangible assets, including goodwill. We review long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. In addition, we evaluate our long-lived assets for impairment each year as part of our annual forecasting process. An impairment loss would be recognized when the asset’s recoverable amount is less than its carrying amount. The recoverable amount of a long-lived asset is the greater of an asset’s fair value less costs to sell and its value in use. For the purpose of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash flows (cash-generating units). The recoverable amounts of cash-generating units are based on their value in use calculated by applying the annual discount rate ranging from 4.36% to 12.72% (depending on the segment) to the estimated future cash flows based on financial budgets for the next five years. An annual growth rate of 0.0% was applied for the cash flows expected to be incurred after five years. If such assets are considered to be impaired, the impairment to be recognized is measured as the amount by which the carrying amount of the assets exceeds the estimated recovery value. For example, in 2015, we recognized ￦185 billion of impairment loss in connection with the non-usage of 10 MHz of bandwidth in the 800 MHz spectrum. We also recognized ￦33 billion of impairment loss on inventory and tangible and intangible assets in connection with the close of the trunk radio system business of KT Powertel Co., Ltd. in 2015.

Goodwill represents the excess of purchase price paid over the fair value assigned to the identifiable net assets of acquired businesses. The determination of the fair values of goodwill is based on management’s judgment on the expected cash flows of the cash-generating units to which the goodwill is allocated, taking market demand, competition and other economic factors into consideration. The determination of impairments of goodwill involves the use of estimates that include, but are not limited to, the cause, timing and amount of the impairment. Impairment is based on a large number of factors, such as changes in current competitive conditions, expectations of growth in the telecommunications industry, a decline in our expected future cash flows, changes in the future availability of financing, technological obsolescence, discontinuance of services, current replacement costs and prices paid in comparable transactions. For example, in 2016, we recognized impairment losses of ￦132 billion on goodwill allocated to KT Skylife primarily due to a decrease in the expected recoverable amount resulting from a decrease in KT Skylife’s market value in 2016. See Note 12 of the Consolidated Financial Statements.

Valuation and Impairment of Financial Assets

The fair value of financial instruments, including derivative instruments, which are not traded in an active market, is determined by using valuation techniques. Our management uses its judgment to select a variety of methods and makes assumptions that are mainly based on market conditions existing at the end of each reporting period.

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

Provisions

We recognize provisions at the end of the reporting period when we have a present legal or constructive obligation, such as litigation or assets retirement obligations, as a result of past events and an outflow of resources required to settle the obligation is probable and can be reliably estimated. We measure provisions at the present value of the expenditures expected to be required to settle the obligation, which are estimated based on factors such as historical experience. We do not recognize provisions for future operating losses and recognize as interest expense any increase in the provisions due to passage of time. See Notes 2.22, 3.7 and 16 to the Consolidated Financial Statements.

Explanatory Note Regarding Presentation of Certain Financial Information under K-IFRS

In addition to preparing financial statements in accordance with IFRS as issued by the IASB included in this annual report, we also prepare financial statements in accordance with K-IFRS, which we are required to file with the Financial Services Commission and the Korea Exchange under the FSCMA.

In relation to presentation of operating profit, certain accounts or transactions which are included in operating income or expenses under IFRS as issued by the IASB, are excluded from operating income or expenses under K-IFRS. Additionally, under K-IFRS, revenue from the development and sale of real estate is recognized using the percentage of completion method. However, under IFRS as issued by the IASB, revenue from the development and sale of real estate is recognized when an individual unit of residential real estate is delivered to the buyer. Furthermore, in connection with the exercise of early redemption rights for certain commercial paper guaranteed by KT ENGCORE, our previously consolidated subsidiary, we recognized financial losses relating to the resulting estimation of guarantee liabilities in our consolidated statements of operations prepared in accordance with IFRS as issued by the IASB for the year ended December 31, 2013 (which were issued on April 28, 2014), which were not reflected in our financial statements prepared in accordance with K-IFRS for the year ended December 31, 2013 (which were issued on March 13, 2014) as it was not possible to make a reasonable estimate of the liabilities at the time of issuing the K-IFRS financial statements. We subsequently reflected such losses in our K-IFRS financial statements for the year ended December 31, 2014. As a result, the presentation of operating results in our consolidated statements of operations prepared in accordance with IFRS as issued by the IASB included in this annual report differs from the presentation of operating results in our consolidated statements of operations prepared in accordance with K-IFRS. The table below sets forth a reconciliation of our operating profit and net income or loss as presented in our consolidated statements of operations prepared in accordance with IFRS as issued by the IASB for each of the years ended December 31, 2014, 2015 and 2016 to our operating profit and net income or loss in our consolidated statements of operations prepared in accordance with K-IFRS, for each of the corresponding years, taking into account such differences:

	For the Year Ended December 31,
	2014		2015		2016
	(In millions of Won)
Operating profit (loss) under IFRS as issued by the IASB	￦	(778,840)	￦	1,077,068	￦	1,339,780
Effect of changes in operating income presentation		391,016		207,165		96,602
Revenue recognition of development and sale of real estate		(18,767)		8,711		3,597

Operating profit (loss) under K-IFRS	￦	(406,591)	￦	1,292,944	￦	1,439,979

	For the Year Ended December 31,
	2014		2015		2016
	(In millions of Won)
Net income (loss) under IFRS as issued by the IASB	￦	(941,413)	￦	624,685	￦	795,117
Profit before income tax
Revenue recognition of development and sale of real estate		(18,767)		8,711		3,597
Guarantee liabilities and loss (KT ENGCORE)		(10,538)		—		—
Income tax		4,542		(2,108)		(870)

Net income (loss) under K-IFRS	￦	(966,176)	￦	631,288	￦	797,844

Recent Accounting Pronouncements under IFRS

For a summary of new standards, amendments and interpretations issued under IFRS as issued by the IASB but not effective for 2016, and which have not been adopted early by us, see Note 2.2 to the Consolidated Financial Statements.

Operating Revenues and Operating Expenses

Operating Revenues

Our operating revenues primarily consist of:

•

fees related to our mobile services, including monthly fees, usage charges for outgoing calls, usage charges for wireless data transmission, contents download fees, mobile-to-mobile interconnection revenues and value-added monthly service fees;

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

➢

data communication service revenues, primarily consisting of installation fees and basic monthly charges for our leased line services and Kornet Internet connection service and revenues from our satellite services;

•

revenues from goods sold that are generated primarily by sale of mobile handsets and specially designed phones for fixed-line and mobile convergence services, net of any subsidies paid directly to customers, as well as certain sales by our consolidated subsidiaries, such as sale of real estate properties relating to real estate developments by KT Estate Inc.;

•	financial service revenues, primarily consisting of fees from credit card services provided by BC Card Co., Ltd., our consolidated subsidiary; and

•	other revenues that are primarily derived from information technology and network services, satellite services and security services.

Operating Expenses

Our operating expenses primarily include:

•	salaries and wages, including post-employment benefits, termination benefits (including severance benefits for voluntary and special early retirements) and share-based payments;

•	depreciation expenses incurred primarily in connection with our telecommunications network facilities;

•

purchase of inventories, primarily consisting of inventories purchased for our sale of mobile handsets and specially designed phones for fixed-line mobile convergence services, and changes of inventories, which reflects increases or decreases of inventories during the applicable period;

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

•	interconnection charges, which are interconnection payments to telecommunication service providers for calls from landline users and our mobile subscribers to our competitors’ subscribers.

Operating Results—2015 Compared to 2016

The following table presents selected income statement data and changes therein for 2015 and 2016:

	For the Year Ended December 31,				Changes
					2015 vs. 2016
	2015		2016		Amount		%
	(In billions of Won)
Operating revenues	￦	22,700	￦	23,121	￦	421	1.9%
Revenue		22,212		22,755		543	2.4
Others		488		366		(122)	(25.0)
Operating expenses		21,623		21,781		158	0.7

Operating profit (loss)		1,077		1,340		263	24.4
Finance income		273		296		23	8.4
Finance costs		(645)		(515)		130	(20.2)
Income from joint ventures and associates		6		3		(3)	(50.0)

Profit (loss) from continuing operations before income tax		711		1,123		412	57.9
Income tax expense (benefit)		227		328		101	44.5
Profit (loss) for the period from continuing operations		484		795		311	64.3
Profit from discontinued operations		141		—		(141)	N.M.

Profit (Loss) for the period	￦	625	￦	795	￦	170	27.2

N.M. means not meaningful.

Operating Revenues

The following table presents a breakdown of our operating revenues and changes therein for 2015 and 2016:

	For the Year Ended December 31,				Changes
					2015 vs. 2016
	2015		2016		Amount		%
	(In billions of Won)
Mobile services	￦	7,260	￦	7,366	￦	106	1.5%
Fixed-line services		6,755		6,917		162	2.4
Fixed-line telephone services:
Monthly Basic Charges		650		616		(34)	(5.2)
Monthly Usage Charges		1,022		855		(167)	(16.3)
Others		646		581		(65)	(10.1)

Sub-total		2,318		2,053		(265)	(11.4)
Internet services:
Broadband Internet access service		1,882		2,040		158	8.4
Other Internet-related services		1,479		1,799		320	21.6

Sub-total		3,361		3,829		478	14.2
Data communication services		1,076		1,025		(51)	(4.7)
Sale of goods		2,756		2,808		52	1.9
Financial services		3,483		3,568		85	2.4
Other		2,446		2,462		16	0.7

Total operating revenues	￦	22,700	￦	23,121	￦	421	1.9%

Total operating revenues increased by 1.9%, or ￦421 billion, from ￦22,700 billion in 2015 to ￦23,121 billion in 2016 primarily due to increases in the revenues from our Internet services and mobile services, the impact of which was offset in part by a decrease in the revenues from our fixed-line telephone services.

Mobile Services

Our mobile services revenues increased by 1.5%, or ￦106 billion, from ￦7,260 billion in 2015 to ￦7,366 billion in 2016 primarily due to a 4.7% increase in our mobile subscribers from approximately 18,038,000 as of December 31, 2015 to approximately 18,892,000 as of December 31, 2016. Such increase in our mobile subscribers was slightly enhanced by an increase in our average revenue per user. However, the magnitude of the increase in our average revenue per user in 2016 was smaller, as compared to 2015 because many of our new mobile subscribers in 2016 purchased economical rate plans for their secondary mobile devices. Accordingly, although the increase in our mobile subscribers in 2016 was larger, as compared to 2015, the increase in our mobile services revenues in 2016 was smaller than the increase in our mobile services revenues in 2015 primarily due to a decrease in the magnitude of the increase in our average revenue per user in 2016, as compared to 2015.

Fixed-line Services

Our fixed-line services revenues in the aggregate increased by 2.4%, or ￦162 billion, from ￦6,755 billion in 2015 to ￦6,917 billion in 2016 primarily due to an increase in Internet services revenues, the impact of which was partially offset by decreases in our fixed-line telephone services revenues and data communication services revenues.

Fixed-line Telephone Services. Our fixed-line telephone services revenues decreased by 11.4%, or ￦265 billion, from ￦2,318 billion in 2015 to ￦2,053 billion in 2016 due to decreases in monthly usage charges, other fixed-line telephone services revenues and monthly basic charges. Specifically:

•

Monthly usage charges decreased by 16.3%, or ￦167 billion, from ￦1,022 billion in 2015 to ￦855 billion in 2016 primarily due to the continuing decrease in the usage of fixed-line services resulting from the continuing increase in the usage of mobile telephone services, Internet phone services and other VoIP services such as Kakao Talk, Line and Skype, which led to a decrease in domestic long-distance call minutes from 2.1 billion in 2015 to 1.5 billion in 2016 and a decrease in local call pulses from 3.0 billion in 2015 to 2.2 billion in 2016.

•

Other fixed-line telephone service revenue decreased by 10.1%, or ￦65 billion, from ￦646 billion in 2015 to ￦581 billion in 2016 primarily due to the continuing erosion of fixed-line services, including public telephones, by mobile telephone services, Internet phone services and other VoIP services, as well as a decrease in the number of lines in service from 2015 to 2016.

•

Monthly basic charges decreased by 5.2%, or ￦34 billion, from ￦650 billion in 2015 to ￦616 billion in 2016 primarily due to a decrease in the number of our telephone lines in service from 12.4 million in 2015 to 11.9 million in 2016.

Internet Services. Our Internet service revenues increased by 14.2%, or ￦478 billion, from ￦3,361 billion in 2015 to ￦3,829 billion in 2016 primarily due to an increase in the number of IPTV subscribers from approximately 6.6 million as of December 31, 2015 to approximately 7.0 million as of December 31, 2016 and an increase in the number of our olleh GiGA Internet Service subscribers from approximately 1.0 million as of December 31, 2015 to approximately 2.4 million as of December 31, 2016.

Data Communication Services. Our data communication services revenues decreased by 4.7%, or ￦51 billion, from ￦1,076 billion in 2015 to ￦1,025 billion in 2016 primarily due to a decrease in revenues from our leased lines, resulting from increased competition in the data communications market in Korea.

Sale of Goods

Revenues from sale of goods increased by 1.9%, or ￦52 billion, from ￦2,756 billion in 2015 to ￦2,808 billion in 2016 primarily due to an increase in revenues from development and sale of real estate by KT Estate Inc. which was partially offset by a decrease in the sale of mobile handsets in 2016 compared to 2015. The number of mobile handsets sold in 2016 decreased largely due to order cancellation and customer returns of Samsung Galaxy Note 7 handsets, caused by the handsets’ explosive battery issue.

Financial Services

Financial services revenues increased by 2.4%, or ￦85 billion, from ￦3,483 billion in 2015 to ￦3,568 billion in 2016 primarily due to an increase in commission revenues from our financial subsidiaries, in particular BC Card Co., Ltd., primarily as a result of increased usage of credit cards.

Others

Other operating revenues increased by 0.7%, or ￦16 billion, from ￦2,446 billion in 2015 to ￦2,462 billion in 2016 primarily due to increases in revenues from our real estate lease business and systems integration business.

Operating Expenses

The following table presents a breakdown of our operating expenses and changes therein for 2015 and 2016:

	For the Year Ended December 31,				Changes
					2015 vs. 2016
	2015		2016		Amount		%
	(In billions of Won)
Salaries and wages	￦	3,303	￦	3,478	￦	175	5.3%
Depreciation		2,756		2,763		7	0.3
Commissions		1,037		1,099		62	6.0
Interconnection charges		689		690		1	0.1
Purchase of inventories		3,963		3,407		(556)	(14.0)
Changes of inventories		(198)		162		360	N.M.
Sales commission		1,857		1,968		111	6.0
Service cost		1,164		1,322		158	13.6
Card service costs		2,960		3,050		90	3.0
Others (1)		4,092		3,842		(250)	(6.1)

Total operating expenses	￦	21,623	￦	21,781	￦	158	0.7%

N.M. means not meaningful.

(1)	Including other operating expenses (which include other expenses) amortization of intangible assets, rent, insurance premium, utilities, international interconnection fee, installation fee, taxes and dues, research and development expenses and advertising expenses.

Total operating expenses increased by 0.7%, or ￦158 billion, from ￦21,623 billion in 2015 to ￦21,781 billion in 2016 primarily due to increases in changes of inventories, salaries and wages and service cost, the impact of which was largely offset by decreases in purchase of inventories and certain other operating expenses described below. Specifically:

•

Changes of inventories, which reflects inventory changes during a period by calculating inventories at the beginning of period minus those at the end of period, amounted to ￦(198) billion in 2015 and ￦162 billion in 2016, which means inventories decreased by ￦162 billion in 2016 while they increased by ￦198 billion in 2015. This was primarily due to a decrease in purchase of handsets in 2016 compared to 2015 as described below, which was offset in large part by a decrease in the sale of handsets in 2016 compared to 2015. Cost of sale of goods (which is the sum of changes of inventories and purchase of inventories) in 2016 decreased by 5.2% to ￦3,569 billion from ￦3,765 billion in 2015, primarily reflecting a decrease in the cost of handsets and the decreased handset sales, in each case in 2016 compared to 2015. The decreases in the cost of handsets and handset sales were primarily due to a decrease in sales of new handset models (which generally have higher prices than older models) such as Galaxy Note 7 due to the models’ mechanical defects as explained below in connection with the decrease in purchase of inventories in 2016 compared to 2015.

•	Salaries and wages increased by 5.3%, or ￦175 billion, from ￦3,303 billion in 2015 to ￦3,478 billion in 2016 primarily due to an increase in salaries and wages based on seniority and promotions.

•

Service cost, increased by 13.6%, or ￦158 billion, from ￦1,164 billion in 2015 to ￦1,322 billion in 2016, primarily due to an increase in service costs relating to our IPTV and mobile services such as purchases of contents to meet increased and diversified demand from customers and an increase in installation fees as more sophisticated technologies and corresponding higher fees were required for the installation of certain new equipment and facilities.

These factors were partially offset by the following:

•

Purchase of inventories decreased by 14.0%, or ￦556 billion, from ￦3,963 billion in 2015 to ￦3,407 billion in 2016 primarily due to a decrease in the total number of mobile handsets (mostly smartphones) purchased, which was largely attributable to the returns of Samsung Galaxy Note 7 handsets, which had an explosive battery issue, to the manufacturer. We purchased Galaxy Note 7 handsets for sale to customers but when our customers returned the handsets or cancelled orders, we returned those handsets to the manufacturer resulting in the reduction in purchase of inventories. We recognize the purchase of mobile handsets as operating expenses during the period when such handsets are purchased regardless of whether they are actually sold during that period. As a result, the periods when purchase of inventories is recognized and when the revenue from their sales is recognized could be different.

•

Other operating expenses decreased by 6.1%, or ￦250 billion, from ￦4,092 billion in 2015 to ￦3,842 billion in 2016, primarily due to decreases in installation fees of and insurance premiums. Installation fees decreased by 37.2%, or ￦93 billion, from ￦249 billion in 2015 to ￦157 billion in 2016, primarily due to the consolidation of KT Service Bukbu Co., Ltd. and KT Service Nambu Co., Ltd. in August 2015. The installation fees that we previously paid to the two subsidiaries before consolidation were no longer recognized as installation fees upon consolidation; instead, installation expenses incurred by the subsidiaries have been classified as other expenses such as salaries and wages. Insurance premiums decreased by 15.6%, or ￦33 billion, from ￦211 billion in 2015 to ￦178 billion in 2016, primarily due to a decrease in insurance premium rates for our handsets.

Operating Profit

Due to the factors described above, our operating profit increased by 24.4%, or ￦263 billion, from ￦1,077 billion in 2015 to ￦1,340 billion in 2016. Our operating margin, which is operating profit as a percentage of operating revenues, was 4.7% in 2015 and 5.8% in 2016.

Finance Income (Costs)

The following table presents a breakdown of our finance income and costs and changes therein for 2015 and 2016:

	For the Year Ended December 31,				Changes
					2015 vs. 2016
	2015		2016		Amount		%
	(In billions of Won)
Interest income	￦	70	￦	116	￦	46	65.7%
Interest expense		(386)		(337)		49	(12.7)
Net foreign currency transaction gain (loss)		(24)		(13)		11	(45.8)
Net foreign currency translation gain (loss)		(164)		(110)		54	(32.9)
Net gain (loss) on settlement of derivatives		(6)		8		14	N.M.
Net gain on valuation of derivatives		140		109		(31)	(22.1)
Net other finance costs (1)		(2)		8		10	N.M.

Net finance costs	￦	(372)	￦	(219)	￦	153	(41.1)%

N.M. means not meaningful.

(1)	Including net other finance income and expenses, loss on disposal of trade receivables and impairment loss on available-for-sale financial assets.

Our net finance costs decreased by 41.1%, or ￦153 billion, from ￦372 billion in 2015 to ￦219 billion in 2016, primarily due to decreases in net foreign currency translation loss and interest expense and an increase in interest income, the impact of which was partially offset by a decrease in net gain on valuation of derivatives. Specifically:

•

Our net foreign currency translation loss decreased by 32.9%, or ￦54 billion, from ￦164 billion in 2015 to ￦110 billion in 2016, primarily due to smaller depreciation of the Won against the U.S. dollar and the Japanese Yen in 2016 compared to 2015. The Market Average Exchange Rate of the Won against the U.S. dollar depreciated from ￦1,099.2 to US$1.00 as of December 31, 2014 to ￦1,172.0 to US$1.00 as of December 31, 2015 and ￦1,208.5 to US$1.00 as of December 30, 2016. In general, we recognize net foreign currency translation loss when the Won depreciates against foreign currencies, especially the U.S. dollar, primarily because of our foreign currency-denominated debt and foreign currency-denominated payables to overseas equipment sellers and foreign carriers. In 2016, the impact of such net foreign currency translation loss was largely offset by the decrease in net gain on valuation of derivatives discussed below.

•	Our interest expense decreased by 12.7%, or ￦49 billion, from ￦386 billion in 2015 to ￦337 billion in 2016 primarily due to a decrease in borrowings and, to a lesser extent, decreased interest rates.

•

Our interest income increased by 65.7%, or ￦46 billion, from ￦70 billion in 2015 to ￦116 billion in 2016 primarily due to an increase in the average balance of interest-bearing financial assets we held, including as a result of an increase in interest rate payment received in connection with reimbursement of certain value added tax in 2016.

These factors were partially offset by the following:

•

Our net gain on valuation of derivatives decreased by 22.1%, or ￦31 billion, from ￦140 billion in 2015 to ￦109 billion in 2016, primarily due to a decrease in gains from our currency swap contracts as a result of smaller depreciation of the Won against the Japanese Yen and the U.S. dollar in 2016 compared to 2015. We entered into derivative instruments for foreign exchange risk hedging purposes and generally recognize net gain on valuation of derivatives when the Won depreciates against foreign currencies as described above in the explanation of foreign currency translation loss.

Income from Joint Ventures and Associates

Income from joint ventures and associates decreased by 50.0%, or ￦3 billion, from ￦6 billion in 2015 to ￦3 billion in 2016, primarily due to a loss from joint ventures and associates recognized in connection with a sale of certain real estate by our wholly-owned subsidiary KT Estate Inc. to one of our associates and joint ventures, K-Realty Rental Housing REIT 2.

Income Tax Expense

Income tax expense increased by 44.5%, or ￦101 billion, from ￦227 billion in 2015 to ￦328 billion in 2016, primarily due to an increase in profit before income tax, which increased by ￦412 billion, from ￦711 billion in 2015 and ￦1,123 billion in 2016. See Note 28 to the Consolidated Financial Statements.

Profit from Discontinued Operations

We did not have any profit from discontinued operations in 2016, whereas our profit from discontinued operations in 2015 was ￦141 billion, primarily due to recognition of net proceeds from the sale of capital stock of KT Rental Co., Ltd and KT Capital Co., Ltd. as profit from discontinued operations in 2015.

Profit (Loss) for the Period

Due to the factors described above, our profit for the period increased by 27.2%, or ￦170 billion, from ￦625 billion of profit in 2015 to ￦795 billion of profit in 2016. Our net profit margin, which is net profit for the period as a percentage of operating revenues was 2.8% in 2015 and 3.5% in 2016.

Segment Results—Customer/Marketing Group

Our operating revenues for this segment, prior to adjusting for inter-segment transactions, increased slightly by 0.1%, or ￦14 billion, from ￦16,130 billion in 2015 to ￦16,144 billion in 2016 primarily due to increase in revenues from our Internet services and mobile services, primarily due to an increase in subscribers, which was partially offset by a decrease in the fixed-line services revenues, all as described above.

Our operating income for this segment, prior to adjusting for inter-segment transactions, increased by 28.6%, or ￦233 billion, from ￦817 billion in 2015 to ￦1,050 billion in 2016, as the segment’s operating expenses decreased by ￦219 billion while the segment’s operating revenue increased by ￦14 billion as described above. For this segment, operating margin, which is operating income as a percentage of total operating revenues prior to adjusting for inter-segment transactions, was 5.1% in 2015 and 6.5% in 2016.

Depreciation and amortization, prior to adjusting for inter-segment transactions, decreased by 1.0%, or ￦28 billion, from ￦2,898 billion in 2015 to ￦2,870 billion in 2016.

Segment Results—Finance Group

Our operating revenues for this segment, prior to adjusting for inter-segment transactions, increased by 1.9%, or ￦65 billion, from ￦3,513 billion in 2015 to ￦3,578 billion in 2016 primarily due to an increase in commission revenues from our financial subsidiaries, in particular BC Card Co., Ltd, as described above.

Our operating income for this segment, prior to adjusting for inter-segment transactions, decreased by 25.6%, or ￦72 billion, from ￦281 billion in 2015 to ￦209 billion in 2016, as the ￦137 billion increase in operating expenses outpaced the ￦65 billion increase in the segment’s operating revenues. Operating margin for this segment decreased from 8.0% in 2015 to 5.8% in 2016.

Depreciation and amortization, prior to adjusting for inter-segment transactions, increased by 16.0%, or ￦4 billion, from ￦25 billion in 2015 to ￦29 billion in 2016.

Segment Results—Satellite TV Group

Our operating revenues for this segment, prior to adjusting for inter-segment transactions, slightly increased by 0.1%, or ￦0.4 billion, from ￦668.5 billion in 2015 to ￦668.9 billion in 2016, primarily due to an increase in revenues from an increase in the number of TV shopping channels and other fee-generating platforms.

Our operating income for this segment, prior to adjusting for inter-segment transactions, decreased by 18.1%, or ￦18 billion, from ￦98 billion in 2015 to ￦80 billion in 2016, as the ￦18 billion increase in operating expenses outpaced the ￦0.4 billion increase in the segment’s operating revenues. Operating margin for this segment decreased from 14.6% in 2015 to 12.0% in 2016.

Depreciation and amortization, prior to adjusting for inter-segment transactions, increased by 3.1%, or ￦3 billion, from ￦96 billion in 2015 to ￦99 billion in 2016.

Segment Results—Others

Our operating revenues for this segment, prior to adjusting for inter-segment transactions, increased by 3.1%, or ￦192 billion, from ￦6,116 billion in 2015 to ￦6,308 billion in 2016, primarily due to increases in revenues of KT Estate Inc. from the development and sale of real estate.

For this segment, prior to adjusting for inter-segment transactions, we recorded an operating loss of ￦100 billion in 2015, compared to an operating income of ￦40 billion in 2016, as the ￦192 billion increase in operating revenues outpaced the ￦52 billion increase in the segment’s operating expenses in 2016. For this segment, operating loss margin (operating loss as a percentage of total operating revenues prior to adjusting for inter-segment transactions) was 1.6% in 2015 and the operating margin was 0.6% in 2016.

Depreciation and amortization, prior to adjusting for inter-segment transactions, increased by 7.6%, or ￦24 billion, from ￦315 billion in 2015 to ￦339 billion in 2016.

Operating Results—2014 Compared to 2015

The following table presents selected income statement data and changes therein for 2014 and 2015:

	For the Year Ended December 31,				Changes
					2014 vs. 2015
	2014		2015		Amount		%
	(In billions of Won)
Operating revenues	￦	22,613	￦	22,700	￦	87	0.4%
Revenue		22,359		22,212		(147)	(0.7)
Others		253		488		235	92.9
Operating expenses		23,392		21,623		(1,769)	(7.6)

Operating profit (loss)		(779)		1,077		1,856	N.M.
Finance income		253		273		20	7.9
Finance costs		(792)		(645)		147	(18.6)
Income from joint ventures and associates		19		6		(13)	(68.4)

Profit (loss) from continuing operations before income tax		(1,299)		711		2,010	N.M.
Income tax expense (benefit)		(271)		227		498	N.M.
Profit (loss) for the period from continuing operations		(1,028)		484		1,512	N.M.
Profit from discontinued operations		86		141		55	64.0

Profit (loss) for the period	￦	(941)	￦	625	￦	1,566	N.M.

N.M. means not meaningful.

Operating Revenues

The following table presents a breakdown of our operating revenues and changes therein for 2014 and 2015:

	For the Year Ended December 31,				Changes
					2014 vs. 2015
	2014		2015		Amount		%
	(In billions of Won)
Mobile services	￦	7,104	￦	7,260	￦	156	2.2%
Fixed-line services		6,855		6,755		(100)	(1.5)
Fixed-line telephone services:
Monthly Basic Charges		695		650		(45)	(6.5)
Monthly Usage Charges		1,238		1,022		(216)	(17.4)
Others		678		646		(32)	(4.7)

Sub-total		2,611		2,318		(293)	(11.2)
Internet services:
Broadband Internet access service		1,934		1,882		(52)	(2.7)
Other Internet-related services		1,161		1,479		318	27.4

Sub-total		3,095		3,361		266	8.6
Data communication services		1,149		1,076		(73)	(6.4)
Sale of goods		3,252		2,756		(496)	(15.3)
Financial services		3,272		3,483		211	6.4
Other		2,130		2,446		316	14.8

Total operating revenues	￦	22,613	￦	22,700	￦	87	0.4%

Total operating revenues increased by 0.4%, or ￦87 billion, from ￦22,613 billion in 2014 to ￦22,700 billion in 2015 primarily due to increases in our Internet services revenues, financial services revenues and other service revenues, the impact of which was largely offset by decreases in sale of goods revenues and fixed-line telephone services revenues.

Mobile Services

Our mobile services revenues increased by 2.2%, or ￦156 billion, from ￦7,104 billion in 2014 to ￦7,260 billion in 2015 primarily due to a 4.1% increase in our mobile subscribers from approximately 17,300,000 as of December 31, 2014 to approximately 18,038,000 as of December 31, 2015. Such increase in our mobile subscribers was further enhanced by an increase in our average revenue per user, resulting from the increase of LTE users and increased sale of higher rate plans.

Fixed-line Services

Our fixed-line services revenues decreased by 1.5%, or ￦100 billion, from ￦6,855 billion in 2014 to ￦6,755 billion in 2015 primarily due to decreases in fixed-line telephone services revenues and, to a lesser extent, data communication services revenues, the impact of which was partially offset by an increase in our Internet services revenues.

Fixed-line Telephone Services. Our fixed-line telephone services revenues decreased by 11.2%, or ￦293 billion, from ￦2,611 billion in 2014 to ￦2,318 billion in 2015 primarily due to decreases in monthly usage charges, monthly basic charges and other fixed-line telephone services revenues. Specifically:

•

Monthly usage charges decreased by 17.4%, or ￦216 billion, from ￦1,238 billion in 2014 to ￦1,022 billion in 2015 primarily due to the continuing decrease in the usage of fixed-line services resulting from the increased usage of mobile telephone services, Internet phone services and other VoIP services such as Kakao Talk, Line and Skype, which led to a decrease in domestic long-distance call minutes from 2.7 billion in 2014 to 2.1 billion in 2015 and a decrease in local call pulses from 4.0 billion in 2014 to 3.0 billion in 2015.

•

Monthly basic charges decreased by 6.5%, or ￦45 billion, from ￦695 billion in 2014 to ￦650 billion in 2015 primarily due to a decrease in the number of our telephone lines in service from 13.7 million in 2014 to 12.4 million in 2015.

•

Other fixed-line telephone services revenue decreased by 4.7%, or ￦32 billion, from ￦678 billion in 2014 to ￦646 billion in 2015 primarily due to the continuing erosion of fixed-line services, including public telephones, by mobile telephone services, Internet phone services and other VoIP services, as well as a decrease in the number of lines in service from 2014 to 2015.

Internet Services. Our Internet services revenues increased by 8.6%, or ￦266 billion, from ￦3,095 billion in 2014 to ￦3,361 billion in 2015 primarily due to an increase in the number of IPTV subscribers from 5.9 million as of December 31, 2014 to 6.6 million as of December 31, 2015 and an increase in the number of our olleh GiGA Internet Service subscribers from approximately 117,000 as of December 31, 2014 to approximately 1.0 million as of December 31, 2015.

Data Communication Services. Our data communication services revenues decreased by 6.4%, or ￦73 billion, from ￦1,149 billion in 2014 to ￦1,076 billion in 2015 primarily due to a decrease in revenues from our leased lines, resulting from increased competition in the data communications market in Korea.

Sale of Goods

Revenues from sale of goods decreased by 15.3%, or ￦496 billion, from ￦3,252 billion in 2014 to ￦2,756 billion in 2015 primarily due to a decrease in the number of handsets sold in 2015 as well as a difference in how we have paid handset subsidies since October 2014. The Handset Distribution Reform Act, which became effective October 2014, requires mobile service providers, including us, to pay handset subsidies directly to subscribers and disclose such subsidy amounts to the public. Prior to the enactment of the Handset Distribution Reform Act, we and other mobile service providers provided sales commissions to third-party vendors who then provided subscribers handset subsidies as well as other marketing and promotional activities at such vendors’ own discretion. However, since October 2014, we and other mobile service providers have provided handset subsidies provided directly to customers. Handset subsidies provided directly to customers are not recognized as part of handset sales revenue (revenue is recognized net of such subsidy amount), whereas handset subsidies paid through third-party vendors were recognized as revenue and also as operating expense (sales commissions). As a result, revenues from sale of goods decreased in 2015 compared to 2014 as handset subsidies were not recognized as revenue. The revenue decrease in 2015 was also attributable to a decrease in the total number of mobile handsets (primarily smartphones) sold.

Financial Services

Financial services revenues increased by 6.4%, or ￦211 billion, from ￦3,272 billion in 2014 to ￦3,483 billion in 2015 primarily due to an increase in commission revenues from our financial subsidiaries, in particular BC Card Co., Ltd., primarily as a result of increased usage of credit cards, as well as an increase in disposal of available-for-sale financial assets, primarily related to the sale of capital stock in MasterCard, previously owned by BC Card Co., Ltd.

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

Operating Expenses

The following table presents a breakdown of our operating expenses and changes therein for 2014 and 2015:

	For the Year Ended December 31,				Changes
					2014 vs. 2015
	2014		2015		Amount		%
	(In billions of Won)
Salaries and wages	￦	3,919	￦	3,303	￦	(616)	(15.7)%
Depreciation		2,761		2,756		(5)	(0.2)
Commissions		1,355		1,037		(318)	(23.5)
Interconnection charges		797		689		(108)	(13.6)
Purchase of inventories		3,509		3,963		454	12.9
Changes of inventories		255		(198)		(453)	N.M.
Sales commission		2,629		1,857		(772)	(29.4)
Service cost		1,281		1,164		(117)	(9.1)
Card service costs		2,883		2,960		77	2.7
Others (1)		4,003		4,092		89	2.2

Total operating expenses	￦	23,392	￦	21,623	￦	(1,769)	(7.6)%

N.M. means not meaningful.

(1)	Including other operating expenses (which include other expenses), amortization of intangible assets, rent, insurance premium, utilities, international interconnection fee, installation fee, taxes and dues, research and development expenses, provision and advertising expenses.

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

•

Changes of inventories, which reflects inventory changes during a period by calculating inventories at the beginning of period minus those at the end of period, amounted to ￦255 billion in 2014 and ￦(198) billion in 2015, which means inventories increased by ￦198 billion in 2015 while they decreased by ￦255 billion in 2014. This was primarily due to a decrease in the number of handset units sold in 2015 compared to 2014, as well as an increase in purchase of handsets in 2015 compared to 2014 as described below. Cost of sale of goods (which is the sum of changes of inventories and purchase of inventories) amounted to ￦3,764 billion and ￦3,765 billion in 2014 and 2015, respectively, reflecting an increase in cost of sale of goods for certain equipment and other goods sold by our subsidiaries, which was mostly offset by a decrease in cost of sale of goods resulting from the decreased handset sales, in each case in 2015 compared to 2014.

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

Finance Income (Costs)

The following table presents a breakdown of our finance income and costs and changes therein for 2014 and 2015:

	For the Year Ended December 31,				Changes
					2014 vs. 2015
	2014		2015		Amount		%
	(In billions of Won)
Interest income	￦	80	￦	70	￦	(10)	(12.5)%
Interest expense		(475)		(386)		89	(18.7)
Net foreign currency transaction gain (loss)		11		(24)		(35)	N.M.
Net foreign currency translation gain (loss)		(91)		(164)		(73)	80.2
Net loss on settlement of derivatives		(33)		(6)		27	(81.8)
Net gain (loss) on valuation of derivatives		68		140		72	105.9
Net other finance costs (1)		(99)		(2)		97	(98.0)

Net finance costs	￦	(539)	￦	(372)	￦	167	(31.0)%

N.M. means not meaningful.

(1)	Including net other finance income and expenses, loss on disposal of trade receivables and impairment loss on available-for-sale financial assets.

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

•

Our net gain on valuation of derivatives increased by 105.9%, or ￦72 billion, from ￦68 billion in 2014 to ￦140 billion in 2015, primarily due to an increase in gains from our currency swap contracts as a result of larger depreciation of the Won against the U.S. dollar and the Japanese Yen in 2015 compared to 2014. We entered into derivative instruments for foreign exchange risk hedging purposes and generally recognize net gain on valuation of derivatives when the Won depreciates against foreign currencies as described below in the explanation of reasons for the change in net foreign currency translation loss in 2015 compared to 2014.

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

Income from Joint Ventures and Associates

Income from joint ventures and associates decreased by 68.4%, or ￦13 billion, from ￦19 billion in 2014 to ￦6 billion in 2015, primarily due to a decrease in net income of KT-SB Venture Investment, which resulted in the corresponding decrease in our share of such net income.

Income Tax Expense

We recognized an income tax expense of ￦227 billion in 2015, compared to an income tax benefit of ￦271 billion in 2014, primarily due to the recognition of profit from continuing operations before income tax of ￦711 billion in 2015, compared to the recognition of loss from continuing operations before income tax of ￦1,299 billion in 2014. See Note 28 to the Consolidated Financial Statements. We had net deferred income tax assets of ￦935 billion as of December 31, 2014 and ￦716 billion as of December 31, 2015.

Profit from Discontinued Operations

Our profit from discontinued operations increased by 64.0%, or ￦55 billion, from ￦86 billion in 2014 to ￦141 billion in 2015, primarily due to recognition of net proceeds from the sale of capital stock of KT Rental Co., Ltd and KT Capital Co., Ltd. as profit from discontinued operations in 2015. The revenue and expenses of discontinued operations decreased by 51.0% and 47.8%, or ￦570 billion and ￦490 billion, respectively, as KT Rental Co., Ltd. and KT Capital Co., Ltd. were excluded from discontinued operations subsequent to their sales in May and August 2015, respectively.

Profit (Loss) for the Period

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

We recorded operating loss for this segment of ￦427 billion in 2014 and operating income for this segment of ￦817 billion in 2015 (in each case, prior to adjusting for inter-segment transactions), as the segment’s operating expenses decreased by ￦1,899 billion which was partially off-set by the ￦655 billion decrease in the segment’s operating revenue, primarily due to the reasons discussed above. For this segment, operating loss margin, which is operating loss as a percentage of total operating revenues prior to adjusting for inter-segment transactions, was 2.5% in 2014 and operating margin, which is operating income as a percentage of total operating revenues prior to adjusting for inter-segment transactions, was 5.1% in 2015.

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

Our operating income for this segment, prior to adjusting for inter-segment transactions, increased by 69.3%, or ￦115 billion, from ￦166 billion in 2014 to ￦281 billion in 2015, as the ￦217 billion increase in the segment’s operating revenues outpaced ￦102 billion increase in operating expenses primarily due to the reasons discussed earlier. Operating margin for this segment increased from 5.0% in 2014 to 8.0% in 2015.

Depreciation and amortization, prior to adjusting for inter-segment transactions, increased by 4.2%, or ￦1 billion, from ￦24 billion in 2014 to ￦25 billion in 2015.

Segment Results—Satellite TV Group

Our operating revenues for this segment, prior to adjusting for inter-segment transactions, increased by 2.0%, or ￦13 billion, from ￦656 billion in 2014 to ￦669 billion in 2015, primarily due to an increase in revenues from TV shopping channels.

Our operating income for this segment, prior to adjusting for inter-segment transactions, increased by 42.0%, or ￦29 billion, from ￦69 billion in 2014 to ￦98 billion in 2015, as the ￦16 billion decrease in operating expenses outpaced the ￦13 billion increase in the segment’s operating revenues. Operating margin for this segment increased from 10.5% in 2014 to 14.6% in 2015.

Depreciation and amortization, prior to adjusting for inter-segment transactions, increased by 12.9%, or ￦11 billion, from ￦85 billion in 2014 to ￦96 billion in 2015.

Segment Results—Others

Our operating revenues for this segment, prior to adjusting for inter-segment transactions, increased by 25.9%, or ￦1,259 billion, from ￦4,857 billion in 2014 to ￦6,116 billion in 2015, primarily due to the inclusion of the global business services to this segment. The Enterprise Business Segment, of which the global business services were part prior to 2015, was split into two segments: the Customer/Marketing Group and the Others Group. See “—Overview.”

Our operating loss for this segment, prior to adjusting for inter-segment transactions, decreased from ￦558 billion in 2014 to ￦100 billion in 2015, as the ￦1,259 billion increase in operating revenues outpaced the ￦801 billion increase in the segment’s operating expenses in 2015. For this segment, the operating loss margin (operating loss as a percentage of total operating revenues prior to adjusting for inter-segment transactions) was 11.5% in 2014 and 1.6% in 2015.

Depreciation and amortization, prior to adjusting for inter-segment transactions, increased by 5.7%, or ￦17 billion, from ￦298 billion in 2014 to ￦315 billion in 2015.

Item 5.B.  Liquidity and Capital Resources

The following table sets forth the summary of our cash flows for the periods indicated:

	For the Years Ended December 31,
	2014		2015		2016
	(In billions of Won)
Net cash provided by operating activities	￦	1,916	￦	4,230	￦	4,771
Net cash used in investing activities		(3,171)		(2,402)		(3,485)
Net cash provided by (used in) financing activities		1,072		(1,164)		(943)
Cash and cash equivalents at beginning of period		2,071		1,889		2,559
Cash and cash equivalents at end of period		1,889		2,559		2,900
Net increase (decrease) in cash and cash equivalents		(182)		670		341

Capital Requirements

Historically, our capital requirements consisted principally of purchases of property and equipment and other assets and repayments of borrowings. In our investing activities, we used cash of ￦2,853 billion in 2014, ￦3,116 billion in 2015 and ￦2,764 billion in 2016 for the acquisition of property and equipment and investment properties, primarily construction-in-progress. In our financing activities, we used cash of ￦8,757 billion in 2014, ￦6,648 billion in 2015 and ￦1,769 billion in 2016 for repayment of borrowings and debentures.

In recent years, we have also required capital for payments of retirement and severance benefits related to our early retirement programs. We recorded cash outflows from payments of severance benefits of ￦1,427 billion in 2014, ￦118 billion in 2015 and ￦122 billion in 2016. In 2014, our payments were particularly high due to the special voluntary early retirement program held in April 2014 described in “—Overview—Employee Reductions and Changes in Severance and Retirement Benefits” above.

From time to time, we may also require capital for investments involving acquisitions, including shares of our affiliates, and strategic relationships. For example, in October 2011, we, through our former subsidiary KT Capital Co., Ltd., acquired an additional 1,622,520 common shares of BC Card Co., Ltd. from Woori Bank, Busan Bank and Shinhan Card for approximately ￦252 billion. We acquired an additional 1,349,920 common shares of BC Card Co., Ltd. in January 2012 for approximately ￦287 billion, and owned 69.5% interest in BC Card Co., Ltd. as of December 31, 2016. Any such additional investments or acquisitions may require significant capital.

Our cash dividends paid to shareholders and non-controlling interests amounted to ￦223 billion in 2014, ￦42 billion in 2015 and ￦184 billion in 2016.

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

The following table sets forth selected information regarding our contractual obligations to make future payments as of December 31, 2016:

	Payments Due by Period
Contractual Obligations (1)	Total		Less than 1 Year		1-3 Years		4-5 Years		After 5 Years
	(In billions of Won)
Long-term debt obligations (including current portion of long-term debt)	￦	7,988	￦	1,668	￦	2,817	￦	1,507	￦	1,996
Capital lease obligations (including any interests)		212		80		99		33		—
Operating lease obligations		389		102		153		117		17
Severance payment obligations (2)		4,093		127		324		361		3,281
Asset retirement obligations		114		6		36		13		59
Long-term accounts payable—others		1,344		263		440		445		196

Total	￦	14,140	￦	2,246	￦	3,869	￦	2,476	￦	5,549

Estimate of interest payment based on contractual interest rates effective as of December 31, 2016	￦	1,244	￦	230	￦	339	￦	210	￦	465

(1)	Contractual obligations represent contractual liabilities as of the consolidated balance sheet date excluding refundable deposits for telephone installation and accruals for customer call bonus points, which do not have definitive payment schedules.

(2)	The amount represents undiscounted pension benefit as of December 31, 2016.

Capital Resources

We have traditionally met our working capital and other capital requirements principally from cash provided by operations, while raising the remainder of our requirements primarily through debt financing. From time to time, we have also disposed of our treasury shares to meet our capital requirements.

Our major sources of cash have been net cash provided by operating activities, including profits for the period, expenses not involving cash payments such as depreciation and amortization, and proceeds from issuance of bonds and borrowings. We expect that these sources will continue to be our principal sources of cash in the future. We recorded a loss for the period of ￦941 billion in 2014, a profit for the period of ￦625 billion in 2015 and a profit for the period of ￦795 billion in 2016 due to the reasons discussed in Item 5.A. Operating Results. Non-cash expense adjustments in our statement of cash flows from depreciation and amortization of intangible assets was ￦3,855 billion in 2014, ￦3,640 billion in 2015 and ￦3,422 billion in 2016, primarily reflecting our capital investment activities during the recent years, including our purchase of bandwidths for our operations, investments in LTE-related structures and acquisition of real estate. Cash proceeds from borrowings and debentures were ￦10,037 billion in 2014, ￦5,675 billion in 2015 and ￦1,123 billion in 2016. As of December 31, 2016, we held 16,140,165 treasury shares.

Since 2012, we have disposed a portion of our trade receivables relating to handset sales to several special purpose companies, as part of our efforts to improve our cash and asset management. We also entered into asset management agreements with each of these special purpose companies, and will be receiving management fees from such companies. See Note 19 to the Consolidated Financial Statements.

We believe that we have sufficient working capital available to us for our current requirements and that we have a variety of alternatives available to us to satisfy our financial requirements to the extent that they are not met by funds generated by operations, including the issuance of debt securities and bank borrowings denominated in Won and various foreign currencies. For example, we successfully issued (i) three series of notes for an aggregate amount of Japanese Yen 30 billion in January 2013, (ii) three series of notes for an aggregate amount of ￦410 billion in April 2013, (iii) US$300 million floating rate notes due 2018 in August 2013, (iv) ￦300 billion of commercial paper due 2019 in February 2014, (v) US$650 million of 1.750% notes due 2017 and US$350 million of 2.625% notes due 2019 in April 2014, (vi) three series of notes for an aggregate amount of ￦450 billion in January 2015, (vii) Japanese Yen 15 billion of 0.48% notes due 2018 in February 2015 and (viii) US$400 million of 2.500% notes due 2026 in July 2016. See Note 15 to the Consolidated Financial Statements. However, our ability to rely on some of these alternatives could be affected by factors such as the liquidity of the Korean and the global financial markets, prevailing interest rates, our credit rating and the Government’s policies regarding Won currency and foreign currency borrowings. Other factors which could materially affect our liquidity in the future include unanticipated increase in capital expenditures and decrease in cash provided by operations resulting from a significant decrease in demand for our services. We may also need to raise additional capital sooner than we expect in order to fund unanticipated investments and acquisitions.

Our total equity was ￦11,788 billion as of December 31, 2014, ￦12,156 billion as of December 31, 2015 and ￦12,783 billion as of December 31, 2016.

Liquidity

We had a working capital (current assets minus current liabilities) deficit of ￦1,213 billion as of December 31, 2014 and ￦56 billion as of December 31, 2015 and a working capital surplus of ￦193 billion as of December 31, 2016. The following table sets forth the summary of our significant current assets for the periods indicated:

	As of December 31,
	2014		2015		2016
	(In billions of Won)
Cash and cash equivalents	￦	1,889	￦	2,559	￦	2,900
Trade and other receivables, net		5,780		4,854		5,327
Inventories, net		419		617		455
Other financial assets		333		293		721

Our cash and cash equivalents totaled ￦1,889 billion as of December 31, 2014, ￦2,559 billion as of December 31, 2015 and ￦2,900 billion as of December 31, 2016. Under IFRS as issued by IASB, bank deposits held at call and all other highly liquid temporary cash instruments within maturities of three months are considered as cash equivalents. Other current financial assets primarily consist of financial instruments, available-for-sale financial assets and derivatives used for hedge.

The following table sets forth the summary of our significant current liabilities for the periods indicated:

	As of December 31,
	2014		2015		2016
	(In billions of Won)
Trade and other payables	￦	6,428	￦	6,335	￦	7,140
Borrowings		2,956		1,726		1,820

As of December 31, 2016, we entered into various commitments with financial institutions totaling ￦3,418 billion and US$251 million. See Note 19 to the Consolidated Financial Statements. As of December 31, 2016, ￦563 billion and US$205 million was used under these facilities. We have not had, and do not believe that we will have, difficulty gaining access to short-term financing sufficient to meet our current requirements.

Capital Expenditures

We used cash of ￦2,853 billion in 2014, ￦3,116 billion in 2015 and ￦2,764 billion in 2016 for the acquisition of property, plant and equipment and investment property, primarily construction-in-progress.

Our current capital expenditure plan, on a separate basis, calls for the expenditure of approximately ￦2,400 billion in 2017, which may be adjusted depending on market conditions and our results of operations. The principal components of our capital investment plans are:

•	approximately ￦1,155 billion in capital investments for our access network;

•	approximately ￦515 billion in capital investments for our backbone network;

•	approximately ￦360 billion in capital investments for our business-to-business services; and

•	approximately ￦370 billion in capital investments for other services including R&D costs.

Inflation

We do not consider that inflation in Korea has had a material impact on our results of operations in recent years. According to data published by the Bank of Korea, annual inflation in Korea was 1.3% in 2014, 0.7% in 2015 and 1.0% in 2016. See “Item 3. Key Information—Item 3.D. Risk Factors—Korea is our most important market, and our current business and future growth could be materially and adversely affected if economic or political conditions in Korea deteriorate.”

Item 5.C. Research and Development, Patents and Licenses, Etc.

In order to maintain our leadership in the converging telecommunications business environment and develop additional platforms, services and applications, we operate:

•	a new business development and incubation center;

•	an infrastructure R&D laboratory;

•	a service R&D laboratory; and

•	a convergence R&D laboratory.

As of December 31, 2016, KT Corporation had 5,037 registered patents domestically and 1,074 registered patents internationally.

The MSIP has the authority to recommend to network service providers that they provide funds for national research and development of telecommunications technology and related projects. The required annual contribution is 0.5% (0.75% for market dominant service providers like us) of revenues attributable to key communications services (excluding revenues from telecommunications service using an allotted frequency if the consideration for such allotted frequency has been paid) from wireless subscribers for the previous year, and is applicable only to those network service providers who have at least ￦30 billion in total sales for the previous year and have recorded no net loss in the current period. Under the policy, the maximum amount of the annual contribution to be made cannot exceed 70.0% of the net profit for the corresponding period of each company. Including such contributions, total expenditures (which include capitalized expenses) on research and development were ￦479 billion in 2014, ￦225 billion in 2015 and ￦204 billion in 2016.

In recent years, we have focused our research and development efforts in the following areas:

•	simplifying complex core networks and reducing costs;

•	integrating in-building management solutions for fixed-line and wireless networks;

•	aggregating heterogeneous wireless access for double network throughput;

•	a broadband Internet solution that is 10 times faster using legacy copper and fiber lines;

•	a telecommunication cloud solution which combines network resource virtualization with cloud computing resource;

•	finding solutions for ultra-definition television set top box and additional solutions for smart IPTV;

•	smart home networking solutions for multiple devices, such as smartphones, tablets, computers and IPTV, as well as electric home appliances;

•	environment-friendly energy technologies including a smart-grid platform;

•	core technologies for convergence services such as IoT, big data, security, networked automobiles, healthcare and bio-informatics; and

•	creating a new convergence business model based on ICT and incubating new businesses.

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

Our current directors are as follows:

Name	Position	Director Since	Date of Birth	Expiration of Term of Office
Standing Directors (1)

Chang-Gyu Hwang	Chief Executive Officer	January 2014	January 23, 1953	2020
Heon Moon Lim	President	March 2014	November 15, 1960	2018
Hyeon Mo Ku	President, Chief Operating Officer	March 2016	January 13, 1964	2018

Outside Directors (1)

Do Kyun Song	Senior Advisor, Bae, Kim & Lee LLC	March 2013	September 20, 1943	2019
Sang Kyun Cha	Professor, Department of Electrical and Computer Engineering, Seoul National University	March 2012	February 19, 1958	2019
Jong-Gu Kim	Corporate lawyer, New Dimension Law Group	March 2014	July 7, 1941	2020
Suk-Gwon Chang	Dean, School of Business, Hanyang University	March 2014	February 21, 1956	2018
Dae-Geun Park	Professor, Department of Economics and Finance, Hanyang University	March 2014	March 15, 1958	2018
Dong-Wook Chung	Senior Counsel, Law Firm Kim, Choi & Lim	March 2015	August 22, 1949	2018
Gae-Min Lee	Former Editor-in-Chief, The Korea Economic Daily	March 2017	November 1, 1946	2020
Il Im	Professor, Business Administration, Yonsei University	March 2017	March 20, 1966	2020

(1)	All of our standing and outside directors beneficially own less than one percent of the issued shares of KT Corporation in the aggregate.

Chang-Gyu Hwang has served as our standing director since 2014 and has served as our chief executive officer since January 2014. Prior to joining us, he served as a Distinguished Chair Professor at Sungkyunkwan University, president and National Chief Technology Officer of the Office of Strategic Research and Development Planning at the former Ministry of Knowledge and Economy, president and chief technology officer of the Corporate Technology Office at Samsung Electronics Co., Ltd. and as president and chief executive officer of the Semiconductor Business at Samsung

Electronics Co., Ltd. Mr. Hwang holds a bachelor’s degree and a master’s degree in electric engineering from Seoul National University and a Ph.D. in electronic and computer engineering from the University of Massachusetts, Amherst.

Heon Moon Lim has served as our standing director since 2014 and has served as our president and chief marketing officer since December 2015. He has previously served as a senior executive vice president of our Customer Business Group and an executive vice president of our Telecom & Convergence Business Group and Home Business Group. Mr. Lim holds a bachelor’s degree in business administration from Yonsei University and a Ph.D. in business administration from Seoul National University.

Hyeon Mo Ku has served as our standing director since March 2016 and has served as our president and chief operating officer since December 2015. He has previously served as chief secretary to our chief executive officer since 2014. Before that, he served as chief operating officer of the Telecom & Convergence Business department. Mr. Ku holds a bachelor’s degree in Industrial Engineering from Seoul National University and a Ph. D. in Management Engineering from Korea Advanced Institute of Science and Technology.

Do Kyun Song has served as our outside director since March 2013. He is currently a senior advisor to the law firm of Bae, Kim & Lee LLC. He was formerly a standing member of the KCC and the chief executive officer of Seoul Broadcasting System Co., Ltd. Mr. Song holds a bachelor’s degree in Spanish literature from Hankuk University of Foreign Studies.

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

Suk-Gwon Chang has served as our outside director since March 2014. He is currently the dean of the School of Business at Hanyang University. Mr. Chang was formerly the dean of Hanyang Cyber University Graduate School and the president of the Korea Association for Telecommunication Policy and Korea Media Management Association. Mr. Chang holds a bachelor’s degree in industrial engineering from Seoul National University and a Ph.D. in management science from Korea Advanced Institute of Science and Technology.

Dae-Geun Park has served as our outside director since March 2014. He is currently a professor of economics and finance at Hanyang University and the director of Hanyang Economic Research Institute. Mr. Park was formerly a vice president of the Korea Finance and Money Association and a member of the Steering Committee at the Korea Finance Corporation. Mr. Park holds a bachelor’s degree in economics from Seoul National University and a Ph.D. in economics from Harvard University.

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

Gae-Min Lee has served as our outside director since March 2017. He was formerly an advisor to the Korea News Editors’ Association Fund, editor-in-chief of The Korea Economic Daily and chief executive officer of Hankyung.com. Mr. Lee holds a bachelor’s degree and a Ph.D. in Economics from Kyung Hee University.

Il Im has served as our outside director since March 2017. He is currently a professor of business administration at Yonsei University and Fall Committee Chair of the Korea Society of Management Information System. Mr. Im was formerly a professor of Information Systems Department at New Jersey Institute of Technology. Mr. Im holds a bachelor’s degree in business administration from Seoul National University and a Ph. D in information systems from the University of Southern California.

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

Under our articles of incorporation, the Chief Executive Officer Candidate Nominating Committee must submit a draft management contract between KT Corporation and the candidate covering our management objectives to the shareholders’ meeting at the time of candidate nomination to the meeting. When the draft management contract has been approved at the shareholders’ meeting, we enter into such management contract with the chief executive officer. In such case, the chairperson of the Chief Executive Officer Candidate Nominating Committee, on our behalf, signs the management contract.

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

Senior Management

Our executive officers consist of presidents and senior executive vice presidents. The executive officers other than the standing directors are appointed by the chief executive officer.

The current executive officers are as follows:

Name (1)	Title and Responsibilities	Current Position Held Since	Years with the Company (2)	Date of Birth
Seong-Mok Oh	President, Network Group	December 2012	31	August 20, 1960
Soo-Ho Maeng	President, Corporate Relationship Group	December 2015	21	October 16, 1959
Cheol-Soo Kim	Senior Executive Vice President, Chief of Marketing Office, Customer Business Group	December 2015	3	February 7, 1963
Mun-Whan Lee	Senior Executive Vice President, Enterprise Business Group	December 2015	28	October 1, 1963
Dong-Myun Lee	Senior Executive Vice President, Institute of Convergence Technology	January 2014	25	October 15, 1962
Kyoung-Lim Yun	Senior Executive Vice President, Future Convergence Strategy Office	December 2014	7	June 14, 1963
Sang-Bong Nam	Senior Executive Vice President, Chief Operating Office, Strategy & Planning Group, Legal Office	January 2014	4	October 19, 1963
Dae-San Lee	Senior Executive Vice President, Chief Operating Office, Corporate Management Group	January 2015	30	January 10, 1961
In-Hoe Kim	Senior Executive Vice President, CEO Office	December 2015	3	June 25, 1964
Kyu-Taek Nam	Senior Executive Vice President, Chief Operating Office, Corporate Management Group, Human Resources Office	December 2015	31	February 6, 1961

(1)	All of our executive officers beneficially own less than one percent of the issued shares of KT Corporation in the aggregate.

(2)	Does not include period of employment by KT Corporation’s affiliates.

Item 6.B. Compensation

Compensation of Directors

In 2016, the total amount of salaries, bonuses (including long-term performance-based incentives for directors) and allowances paid to all directors of KT Corporation for services in all capacities was approximately ￦4.1 billion, which were paid on a cash basis.

Until February 2010, we had no incentive based compensation program for outside directors. Instead, compensation was paid to outside directors in fixed amounts as an allowance for any expenses they incurred in executing their duties. The board of directors introduced a new compensation program for outside directors in March 2010, which consists of cash and stock grants and requires a one year lock-up period, at a ratio of 3 to 1. The total cash basis remuneration for outside directors for 2016 was recorded at ￦642 million.

The compensation of our directors and executive officers who received total annual compensation exceeding ￦500 million in 2016 was as follows:

Name	Position	Total Compensation in 2016	Composition of Total Compensation
(In millions of Won)
Chang-Gyu Hwang	Chief Executive Officer	￦2,436	￦573 (salary); ￦1,858 (bonus); ￦5 (benefits)
Heon Moon Lim	President	￦900	￦367 (salary); ￦518 (bonus); ￦15 (benefits)
Hyun Mo Ku	President	￦672	￦239 (salary); ￦413 (bonus); ￦20 (benefits)

The chairperson of the Chief Executive Officer Candidate Nominating Committee enters into an employment agreement on our behalf with our chief executive officer. The employment agreement sets certain management targets to be achieved by the chief executive officer, including a target for the amount of “EBITDA” to be achieved in each year. EBITDA is defined as earnings before interest, tax, depreciation and amortization. Failure to achieve certain thresholds below the targets will allow the board of directors to take actions with respect to the chief executive officer’s employment, including proposing at the shareholders’ meeting an early termination of his employment. In addition, the head of each of our functional departments, the president of each of our subsidiaries and the heads of each regional head office have entered into employment agreements with the chief executive officer that provide for similar management targets to be achieved by each of our departments, subsidiaries and regional head offices.

Item 6.C. Board Practices

As of December 31, 2016, none of our standing or outside directors maintained directors’ service contracts with us or with any of our subsidiaries providing for benefits upon termination of employment.

Corporate Governance Committee

The Corporate Governance Committee is comprised of four outside directors and one standing director, Suk-Gwon Chang, Do Kyun Song, Jong-Gu Kim, Gae-Min Lee and Hyeon Mo Ku. The chairperson is Suk-Gwon Chang. The committee is responsible for the review of matters with respect to our Corporate Governance Guidelines and our performance under such guidelines to monitor effectiveness of our corporate governance. The committee members are elected by the board after the annual meeting, and the term of the committee members is one year.

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

Evaluation and Compensation Committee

The Evaluation and Compensation Committee is currently comprised of four outside directors, Dong-Wook Chung, Do Kyun Song, Suk-Gwon Chang and Il Im. The chairperson is Dong-Wook Chung. The committee’s duties include prior review of the chief executive officer’s management goals, terms and conditions proposed for inclusion in the management contract of the chief executive officer, including, but not limited to, determining whether the chief executive officer has achieved the management goals, and the determination of compensation for the chief executive officer and the standing directors. The committee members are elected by the board after the closing of the annual meeting, and the term of the committee members is one year.

Executive Committee

The Executive Committee is currently comprised of Chung-Gyu Hwang, Heon Moon Lim and Hyeon Mo Ku. The chairperson is Chang-Gyu Hwang. The committee’s duties include the establishment and management of branch offices, the disposal and sale of stocks of our subsidiaries, which have a market value between ￦15 billion and ￦30 billion, provided that no change of control with respect to such subsidiary occurs as a result of such disposal or sale for stocks with market value of ￦10 billion or more, making investments and providing guarantees between ￦15 billion to ￦30 billion, the acquisition and disposal of real estate having market value between ￦15 billion to ￦30 billion, the authorization of charitable contributions between ￦100 million to ￦1 billion and the issuance of certain debt securities.

Related-Party Transactions Committee

The Related-Party Transactions Committee is currently comprised of four outside directors, Dae-Geun Park, Do Kyun Song, Gae-Min Lee and Il Im. The chairperson is Dae-Geun Park. This committee’s duties include reviews of transactions between KT Corporation and its subsidiaries and ensures compliance with applicable antitrust laws. The committee members are elected by the board after the annual meeting, and the term of the committee members is one year.

Sustainability Management Committee

The Sustainability Management Committee is currently comprised of four outside directors and one standing director, Sang Kyun Cha, Dong-Wook Chung, Suk-Gwon Chang, Il Im and Heon Moon Lim. The chairperson is Sang Kyun Cha. The committee’s duties include reviews of sustainable management results, establishment of medium- and long-term sustainable management strategies and regular reporting and risk management of sustainable management activities. The committee members are elected by the board after the annual meeting, and the term of the committee members is one year.

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

Item 6.D. Employees

On a non-consolidated basis, we had 23,575 employees as of December 31, 2016, compared to 23,531 employees as of December 31, 2015 and 23,371 employees as of December 31, 2014.

Voluntary Early Retirement Plans

We regularly sponsor voluntary early retirement plans where we provide additional financial incentives for our employees to retire early, as part of our efforts to improve operational efficiencies. In 2014, 2015, and 2016, 41, 33 and 5 employees, respectively, retired under this program.

In April 2014, we announced the commencement of a special early retirement program for employees who have been employed by us for more than 15 years. This special early retirement program provided our employees with incentives to retire early as part of our efforts to improve operational efficiencies. Our employees were offered the option of either receiving additional severance payment or employment for two years at certain of our subsidiaries or affiliates as part of the special retirement program. The special voluntary early retirement program resulted in the early retirement of 8,304 employees in 2014. We paid ￦1,215 billion as severance benefits in connection with our early retirement programs during 2014, which was financed through cash on hand and bond issuances.

Labor Relations

We consider our current relations with our work force to be good. However, in the past, we have experienced opposition from our labor union for our strategy of restructuring to improve our efficiency and profitability by disposing of non-core businesses and reducing our employee base.

As of December 31, 2016, about 78% of the employees of KT Corporation were members of the KT Trade Union. On behalf of its members, the union negotiates with us a collective bargaining agreement every two years, and our current collective bargaining agreement expires on November 15, 2017. The current collective bargaining agreement provides that even in the event of a strike, the minimum number of employees necessary to operate the telecommunications business must continue to work.

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

The Trade Union and Labor Relations Adjustment Act (“Labor Act”) allow multiple labor unions to be formed within one company. Therefore, additional labor unions may be formed by our employees. Pursuant to such amendments, our employees formed a new labor union called “KT New Union” in July 2011. The Labor Act also requires such multiple unions to consolidate themselves into a single channel when negotiating with the company on behalf of their members and to enter into a single collective bargaining agreement with the company. As a result of the recent consolidation of labor unions, KT Trade Union was selected as the bargaining representative of the labor unions. Its term as the bargaining representative will last for two years from January 1, 2016, and will expire on December 31, 2017.

Employee Stock Ownership and Benefits

We have an employee stock ownership association, which may purchase on behalf of its members up to 20.0% of any of our shares offered publicly in Korea. The employee stock ownership association owned 0.53% of our issued shares as of December 31, 2016.

In accordance with the National Pension Act of Korea, we contribute an amount equal to 4.5% of an employee’s standard monthly wages, and each employee contributes 4.5% of his or her standard monthly wages, into his or her personal pension account. Our employees, including executive officers as well as non-executive employees, are subject to a pension insurance system, under which we make monthly contributions to the pension accounts of the employees, and upon retirement, such employees are paid the pension amount due from their pension accounts. Prior to April 2011, our executive and non-executive employees were subject to a lump-sum severance payment system, under which they were entitled to receive a lump-sum severance payment upon termination of their employment, based on their length of service and salary level at the time of termination. Starting in April 2011, in accordance with the Korean Employee Retirement Income Security Act, we replaced such lump-sum severance payment system with our current pension insurance system in the form of a defined benefit plan, and also introduced a defined contribution plan in December 2012, with a total combined unfunded portion of approximately ￦1,414 billion as of December 31, 2016. Lump-sum severance amounts previously accrued prior to our adoption of the current pension insurance system continue to remain payable. We also provide a wide range of fringe benefits to our employees, including housing, housing loans, company-provided hospitals and schools, a company-sponsored pension program, an employee welfare fund, industrial disaster insurance, cultural and athletic facilities, physical education grants, meal allowances, medical examinations and training and resort centers. See “Item 5. Operating and Financial Review and Prospects—Item 5.A. Operating Results.”

Employee Training

The objective of our training program is to develop information and technology specialists who are able to create value for our customers. In order to develop skills of our employees, we require 76 hours of training per year from most of our employees, using individually-tailored curriculums based on individual assessments. We also operate Cyber Academy to provide online classes to our employees, as well as offer various foreign language classes to our employees. In addition, we provide tuition and living expense reimbursements to our high potential employees who pursue graduate programs in Korea and abroad, as well as provide financial assistance to those who pursue work-related professional licenses or participate in after-work study programs.

Item 6.E. Share Ownership

Ordinary Shares

The persons who currently serve as our directors held, as a group, 47,615 ordinary shares as of April 25, 2017, the most recent date for which this information is available. The table below shows the ownership of our ordinary shares by directors:

Shareholders	Number of Ordinary Shares Owned
Chang-Gyu Hwang	22,961
Heon Moon Lim	6,718
Hyun Mo Ku	7,796
Do Kyun Song	1,178
Dong-Wook Chung	465
Sang Kyun Cha	5,974
Jong-Gu Kim	841
Suk-Gwon Chang	841
Dae-Geun Park	841
Gae-Min Lee	—
Il Im	—

Stock Options

We have not granted any stock options to our current directors and executive officers.

Item 7. Major Shareholders and Related Party Transactions

Item 7.A. Major Shareholders

The following table sets forth certain information relating to the shareholders of our ordinary shares as of December 31, 2016:

Shareholders	Number of Shares	Percent of Total Shares Issued
National Pension Corporation	26,994,170	10.34%
NTTDoCoMo, Inc.	14,257,813	5.46%
Silchester International Investors LLP	12,907,232	4.94%
Employee stock ownership association	1,387,655	0.53%
Directors as a group	47,615	0.02%
Public	189,377,158	75.53%
KT Corporation (held in the form of treasury stock)	16,140,165	6.18%

Total issued shares	261,111,808	100.00%

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

See “Item 18. Financial Statements” and pages F-1 through F- 98.

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

In December 2013, the KCC imposed a combined fine of approximately ￦106 billion on SK Telecom, LG U+ and us (our fine being approximately ￦30 billion), which is the largest fine ever imposed by the KCC on local mobile operators for providing excessive subsidies to new subscribers. On March 7, 2014, the MSIP imposed a temporary suspension on us for 45 days (from March 13, 2014 to April 26, 2014), SK Telecom for 45 days (from April 5, 2014 to May 19, 2014), and LG U+ for 45 days (from March 13, 2014 to April 4, 2014 and again from April 27, 2014 to May 18, 2014) from accepting new subscribers as a result of continuing to offer excessive handset subsidies to new subscribers, despite the order from the KCC prohibiting such subsidies. Additionally, the MSIP announced that it plans to bring criminal charges with fines of up to ￦150 million and imprisonment of less than three years against any carrier and responsible personnel that fails to adhere to the suspension or continues to offer illegal subsidies after the suspension is completed. In August 2014, the KCC imposed a fine of approximately ￦58 billion on SK Telecom, LG U+ and us (our fine being approximately ￦11 billion) for continuing to provide excessive subsidies to new subscribers. In December 2014, the KCC further imposed a fine of approximately ￦8 billion on each of SK Telecom, LG U+ and us for providing excessive handset subsidies. In March 2015, the KCC also imposed a combined fine of approximately ￦34 billion on SK Telecom, LG U+ and us (our fine being approximately ￦9 billion) for violation of regulations relating to handset sales, in connection with a used handset buyback program that we and the other telecommunications operators were promoting. On June 24, 2015, the KCC imposed a fine of ￦52 million for violating privacy related regulations and undermining consumer interests. On July 31, 2015 and January 19, 2016, the KCC imposed a fine of ￦350 million and ￦560 million, respectively, on us for infringing upon consumer interests by advertising false and exaggerated information about bundled products. On March 8, 2016, the KCC imposed a fine of ￦32 million on us for offering excessively reduced rates and waivers to certain customers. On December 6, 2016, the KCC imposed a combined fine of approximately ￦10.7 billion on SK Telecom, LG U+, SK Broadband, t-broad, D’live, CJ HelloVision and us (our fine being approximately ￦2.3 million) and ordered to take corrective measures for providing excessive promotional gifts to bundled products customers. We have paid all of such fines as of the date hereof.

In July 2012, the police arrested two third-party individuals in connection with the alleged theft of personal information relating to approximately 8.7 million of our mobile phone subscribers. The individuals in question stole personal information through a series of hackings starting from February 2012 into our N-STEP. Since the incident, approximately 29,800 of our mobile phone subscribers filed a total of 16 lawsuits against us in connection with the N-STEP hackings, alleging that we failed to protect their personal information, and are seeking total damages of approximately ￦15 billion. From August 2014 to October 2016, various district courts have awarded damages of ￦100,000 per plaintiff for 14 of the cases involving a total of approximately 29,000 of the subscribers, resulting in damages of approximately ￦3 billion to us, while the remaining trials are currently ongoing at various district courts. We have appealed the district courts’ decisions. In January 2017, we won one of the appeals and such appellate court decision was appealed to the Supreme Court. The other appeals are currently ongoing at the Seoul High Court.

Furthermore, in March 2014, the police arrested three third-party individuals in connection with their alleged theft of personal information relating to approximately 9.8 million of our subscribers. The individuals in question stole the personal information of our subscribers through a series of hackings into our main homepage starting from February 2014. Since the incident, approximately 15,000 subscribers filed 22 lawsuits against us in connection with the information theft, seeking total damages of approximately ￦7 billion. The trials are currently ongoing at various district courts. From November 2016 to February 2017, we won 14 trials, lost two trials and the remaining six trials are currently ongoing at various district courts. The plaintiffs of 10 of the 14 cases have appealed the district courts’ decisions to the Seoul High Court. We appealed the district courts’ decisions of the two trials where we lost. In June 2014, we were fined ￦85 million by the KCC and were ordered to take corrective measures in connection with the most recent hacking incident. We filed an administrative appeal in August 2014 in connection with the KCC fine and prevailed. The KCC appealed the administrative decision and the appeal is currently ongoing at the Seoul High Court.

In December 2013, the MSIP declared that the contracts over our sale of Koreasat 3 were null and void, on the grounds that the satellite was sold without obtaining proper government approval. We are currently involved in an International Chamber of Commerce arbitration against ABS over the Koreasat 3 satellite ownership and contract violation claims.

In 2009, we entered into a contract with Enspert, Co., Ltd.(“Enspert”), a consumer electronics manufacturer, to purchase approximately 200,000 tablet PCs. Due to defects with the tablet PCs, we cancelled our contract and the outstanding order for approximately 170,000 tablet PCs, for which we would have paid approximately ￦51 billion. In June 2014, the Korea Fair Trade Commission imposed a fine of approximately ￦2 billion on us, finding that we cancelled our contract with Enspert without cause. We appealed such decision but the decision was confirmed by the Seoul High Court and the Supreme Court in May 2016 and September 2016, respectively. Due to the absence of relevant lawsuits, it has not been determined whether the contract cancellation was in violation of other applicable laws, including the Fair Transactions in Subcontracting Act. We plan to vigorously defend ourselves in case of lawsuits, but we may incur additional damages and losses which are difficult to predict at this time.

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

As of December 31, 2016, we have established provisions relating to litigations of ￦19 billion. See Note 19 to the Consolidated Financial Statements. While we are unable to predict the ultimate disposition of these claims, in the opinion of our management, the ultimate disposition of these claims will not have a material adverse effect on our business, financial condition and results of operations.

Dividends

The table below sets out the annual dividends declared on the outstanding ordinary shares to shareholders of record on December 31 of the years indicated and the interim dividends declared on the outstanding ordinary shares to shareholders of record on June 30 of the years indicated:

Year	Annual Dividend per Ordinary Share	Interim Dividend per Ordinary Share	Average Total Dividend per Ordinary Share
	(In Won)	(In Won)	(In Won)
2012	2,000	—	2,000
2013	800	—	800
2014	0	—	0
2015	500	—	500
2016	800	—	800

If sufficient profits are available, the board of directors may propose annual dividends on the outstanding ordinary shares, which our shareholders must approve by a resolution at the ordinary general meeting of shareholders. This meeting is generally held in March of the following year and if our shareholders at such ordinary general meeting of shareholders approve the annual dividend, we must pay such dividend within one month following the date of such resolution. Typically, we pay such dividends shortly after the meeting. The declaration of annual dividends is subject to the vote of our shareholders, and consequently, there can be no assurance as to the amount of dividends per ordinary share or that any such dividends will be declared. Interim dividends paid in cash can be declared by a resolution of the board of directors. See “Item 10. Additional Information—Item 10.B. Memorandum and Articles of Association—Dividends” and “Item 12. Description of Securities Other than Equity Securities—Item 12.D. American Depositary Shares.”

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

Item 9. The Offer and Listing

Item 9.A. Offer and Listing Details

Market Price Information

Ordinary Shares

Our shares were listed on the KRX KOSPI Market on December 23, 1998. The price of the shares on the KRX KOSPI Market as of the close of trading on April 25, 2017 was ￦31,450 per share. The table below shows the high and low closing prices and the average daily volume of trading activity on the KRX KOSPI Market for the shares since January 2012:

	Price		Average Daily Trading Volume
	High	Low
	(In Won)		(Number of shares)
2012	39,750	27,700	1,067,315
2013	40,850	29,950	1,149,143
2014	36,800	28,300	1,051,396
2015	32,250	28,250	963,825
First quarter	31,900	28,500	1,032,769
Second quarter	32,250	28,400	1,082,244
Third quarter	31,000	28,400	957,396
Fourth quarter	30,700	28,250	788,055
2016	33,250	26,350	547,426
First quarter	29,800	26,350	619,422
Second quarter	32,550	29,150	654,800
Third quarter	32,750	29,850	454,623
Fourth quarter	33,250	29,400	466,237
November	33,250	29,800	615,186
December	30,350	29,400	411,936
2017 (through April 25)	33,250	28,900	549,994
First quarter	33,250	28,900	567,549
January	29,650	28,900	403,823
February	30,650	29,200	537,745
March	33,250	30,750	743,486
Second quarter (through April 25)	32,700	31,150	485,971
April (through April 25)	32,700	31,150	485,971

Source: KRX	KOSPI Market.

ADSs

The outstanding ADSs, each of which represents one-half of one share of our ordinary share, have been traded on the New York Stock Exchange and the London Stock Exchange since May 25, 1999 until September 18, 2015, the date on which the ADSs were delisted from the London Stock Exchange. The ADSs, including those previously listed on the London Stock Exchange, continue to be tradable on the New York Stock Exchange.

The price of the ADSs on the New York Stock Exchange as of the close of trading on April 25, 2017 was $16.08 per ADS. The table below shows the high and low trading prices and the average daily volume of trading activity on the New York Stock Exchange for our ADSs since January 2012:

	Price		Average Daily Trading Volume
	High	Low
	(In US$)		(Number of ADSs)
2012	18.23	11.65	1,004,064
2013	18.16	14.33	528,291
2014	17.46	13.24	440,020
2015	14.85	11.83	336,711
First quarter	14.17	12.87	378,464
Second quarter	14.85	12.49	306,958
Third quarter	13.10	11.83	266,449
Fourth quarter	14.03	11.91	396,465
2016	16.73	11.03	608,543
First quarter	13.54	11.03	505,970
Second quarter	14.71	13.22	591,603
Third quarter	16.73	14.17	674,686
Fourth quarter	16.31	13.66	657,875
November	15.99	13.87	785,746
December	14.59	13.66	655,145
2017 (through April 25)	17.11	13.84	864,768
First quarter	17.10	13.84	840,494
January	14.87	13.84	756,237
February	16.00	14.84	892,169
March	17.10	15.92	871,073
Second quarter (through April 25)	17.11	16.05	958,830
April (through April 25))	17.11	16.05	958,830

Source: New	York Stock Exchange.

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

Movements in KOSPI are set out in the following table together with the associated dividend yields and price earnings ratios:

					Period Average
Year	Opening	High	Low	Closing	Dividend Yield (1)(2) (Percent)	Price Earnings Ratio (2)(3)
1985	139.53	163.37	131.40	163.37	5.3	5.2
1986	161.40	279.67	153.85	272.61	4.3	7.6
1987	264.82	525.11	264.82	525.11	2.6	10.9
1988	532.04	922.56	527.89	907.20	2.4	11.2
1989	919.61	1,007.77	844.75	909.72	2.0	13.9
1990	908.59	928.82	566.27	696.11	2.2	12.8
1991	679.75	763.10	586.51	610.92	2.6	11.2
1992	624.23	691.48	459.07	678.44	2.2	10.9
1993	697.41	874.10	605.93	866.18	1.6	12.7
1994	879.32	1,138.75	855.37	1,027.37	1.2	16.2
1995	1,027.45	1,016.77	847.09	882.94	1.2	16.4
1996	882.29	986.84	651.22	651.22	1.3	17.8
1997	647.67	792.29	350.68	376.31	1.5	17.0
1998	374.41	579.86	280.00	562.46	1.9	10.8
1999	565.10	1,028.07	498.42	1,028.07	1.1	13.5
2000	1,028.33	1,059.04	500.60	504.62	2.1	12.9
2001	503.31	704.50	468.76	693.70	1.7	16.4
2002	698.00	937.61	584.04	627.55	1.6	15.2
2003	633.03	822.16	515.24	810.71	2.0	11.8
2004	821.26	936.06	719.59	895.92	2.0	13.8
2005	896.00	1,379.37	870.84	1,379.37	1.8	10.6
2006	1,383.32	1,464.70	1,203.86	1,434.46	1.6	11.1
2007	1,438.89	2,064.85	1,355.79	1,897.13	1.4	15.8
2008	1,891.45	1,888.88	938.75	1,124.47	2.6	8.9
2009	1,132.87	1,718.88	1,018.81	1,682.77	1.2	22.9
2010	1,696.14	2,051.00	1,552.79	2,051.00	1.1	18.0
2011	2,078.08	2,228.96	1,652.71	1,825.74	1.5	10.5
2012	1,826.37	2,049.28	1,769.31	1,997.05	1.3	12.3
2013	2,031.10	2,059.58	1,780.63	2,011.34	1.1	12.8
2014	1,967.19	2,082.61	1,886.85	1,915.59	1.2	13.2
2015	1,926.44	2,173.41	1,829.81	1,961.31	1.4	14.4
2016	1,918.76	2,068.72	1,835.28	2,026.46	1.6	13.5
2017 (through April 25)	2,026.16	2,196.85	2,026.16	2,196.85	1.5	14.0

Source: The	KRX KOSPI Market

(1)	Dividend yields are based on daily figures. Dividend yields after January 3, 1985 include cash dividends only.

(2)	Starting in April 2000, dividend yield and price earnings ratio are calculated based on KOSPI 200, an index of 200 equity securities listed on the KRX KOSPI Market. Starting in April 2000, KOSPI 200 excludes classified companies, companies which did not submit annual reports to the KRX KOSPI Market, and companies which received qualified opinion from external auditors.

(3)	The price earnings ratio is based on figures for companies that record a profit in the preceding year.

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

The number of companies listed on the KRX KOSPI Market, the corresponding total market capitalization at the end of the periods indicated and the average daily trading volume for those periods are set forth in the following table:

	Market Capitalization on the Last Day of Each Period			Average Daily Trading Volume, Value
Year	Number of Listed Companies	(Billions of Won)	(Millions of Dollars) (1)	Thousands of Shares	(Millions of Won)	(Thousands of Dollars) (1)
1985	342	6,570	7,381	18,925	12,315	13,834
1986	355	11,994	13,924	31,755	32,870	38,159
1987	389	26,172	33,033	20,353	70,185	88,583
1988	502	64,544	94,348	10,367	198,364	289,963
1989	626	95,477	140,490	11,757	280,967	414,430
1990	669	79,020	110,301	10,866	183,692	256,411
1991	686	73,118	96,107	14,022	214,263	281,629
1992	688	84,712	107,448	24,028	308,246	390,977
1993	693	112,665	139,420	35,130	574,048	710,367
1994	699	151,217	191,730	36,862	776,257	984,223
1995	721	141,151	182,201	26,130	487,762	629,613
1996	760	117,370	139,031	26,571	486,834	575,680
1997	776	70,989	50,162	41,525	555,759	392,707
1998	748	137,799	114,091	97,716	660,429	546,803
1999	725	349,504	305,137	278,551	3,481,620	3,039,655
2000	704	188,042	149,275	306,163	2,602,211	2,065,739
2001	689	253,843	191,421	473,241	1,997,420	1,506,237
2002	683	258,681	215,496	857,245	3,041,598	2,533,815
2003	684	355,363	296,679	542,010	2,216,636	1,850,589
2004	683	412,588	395,275	372,895	2,232,109	2,138,445
2005	702	655,075	646,668	467,629	3,157,662	3,117,139
2006	731	704,588	757,948	279,096	3,435,180	3,695,332
2007	746	951,887	1,014,589	363,732	5,539,588	5,904,485
2008	765	576,888	458,757	355,205	5,189,644	4,126,953
2009	770	887,316	759,949	483,902	5,783,552	4,953,367
2010	777	1,141,885	1,002,621	380,859	5,619,768	4,934,382
2011	791	1,041,999	903,493	353,760	6,863,146	5,950,877
2012	784	1,154,294	1,077,672	486,480	4,823,643	4,503,448
2013	777	1,185,974	1,123,826	328,325	3,993,422	3,784,158
2014	773	1,192,253	1,084,655	278,082	3,983,580	3,624,072
2015	770	1,242,832	1,060,437	455,256	5,351,734	4,566,326
2016	779	1,308,440	1,082,698	376,772	4,523,044	3,742,693
2017 (through April 25)	770	1,308,042	1,155,820	393,676	4,513,310	3,988,080

Source:	The KRX KOSPI Market

(1)	Converted at the Concentration Base Rate of The Bank of Korea or the Market Average Exchange Rate as announced by Seoul Money Brokerage Services Limited, as the case may be, at the end of the periods indicated.

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

Item 9.D. Selling Shareholders

Not applicable.

Item 9.E. Dilution

Not applicable.

Item 9.F. Expenses of the Issuer

Not applicable.

Item 10. Additional Information

Item 10.A. Share Capital

Currently, our authorized share capital is 1,000,000,000 shares, which consists of ordinary shares, par value ￦5,000 per share (“Ordinary Shares”) and shares of non-voting preferred stock, par value ￦5,000 per share (“Non-Voting Shares”). Ordinary Shares and Non-Voting Shares together are referred to as “Shares.” Under our articles of incorporation, we are authorized to issue Non-Voting Shares up to one-fourth of our total issued share capital. As of December 31, 2016, 261,111,808 Ordinary Shares were issued, of which 16,140,165 shares were held by the treasury stock fund or us as treasury shares. We have never issued any Non-Voting Shares. All of the issued Ordinary Shares are fully-paid and non-assessable and are in registered form. We issue share certificates in denominations of 1, 5, 10, 50, 100, 500, 1,000 and 10,000 shares.

Item 10.B. Memorandum and Articles of Association

This section provides information relating to our share capital, including brief summaries of material provisions of our articles of incorporation, the Financial Investment Services and Capital Markets Act, the Commercial Code and related laws of Korea, all as currently in effect. The following summaries are subject to, and are qualified in their entirety by reference to, our articles of incorporation and the applicable provisions of the Financial Investment Services and Capital Markets Act and the Commercial Code. We have filed a copy of our articles of incorporation as an exhibit to registration statements under the Securities Act or the Securities Exchange Act previously filed by us.

Dividends

We distribute dividends to our shareholders in proportion to the number of shares owned by each shareholder. No dividends are distributed with respect to shares held by us or our treasury stock fund. The Ordinary Shares represented by the ADSs have the same dividend rights as other outstanding Ordinary Shares.

Holders of Non-Voting Shares are entitled to receive dividends in priority to the holders of Ordinary Shares in an amount of not less than 9% of the par value of the Non-Voting Shares as determined by the board of directors at the time of their issuance, provided that if the dividends on the Ordinary Shares exceed those on the Non-Voting Shares, the Non-Voting Shares will also participate in the distribution of such excess dividend amount in the same proportion as the Ordinary Shares. If the amount available for dividends is less than the aggregate amount of such minimum dividend, the holders of Non-Voting Shares will be entitled to receive such accumulated unpaid dividend in priority to the holders of Ordinary Shares from the dividends payable in respect of the next fiscal year.

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

Under the Commercial Code, we may pay our dividend only out of the excess of our net assets, on a non-consolidated basis, over the sum of (1) our stated capital and (2) the total amount of our capital surplus reserve and earned surplus reserve (the “Legal Reserve”) accumulated up to the end of the relevant dividend period. In addition, we may not pay any dividend unless we have set aside as earned surplus reserve an amount equal to at least 10% of the cash portion of the dividend or unless we have accumulated an earned surplus reserve of not less than one-half of our stated capital. We may not use the Legal Reserve to pay cash dividends but may transfer amounts from the Legal Reserve to share capital or use the Legal Reserve to reduce an accumulated deficit.

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

Members of our employee stock ownership association, whether or not they are our shareholders, generally have a preemptive right to subscribe for up to 20.0% of the Shares publicly offered pursuant to the Financial Investment Services and Capital Markets Act. This right is exercisable only to the extent that the total number of Shares so acquired and held by members of our employee stock ownership association does not then exceed 20.0% of the total number of Shares then issued (including in such total both: (i) all issued and outstanding Shares at the time the preemptive rights are exercised; and (ii) all Shares to be newly issued in the applicable share issuance transaction in connection with which such preemptive rights are exercised). As of December 31, 2016, 0.53% of the issued Shares were held by members of our employee stock ownership association.

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

General Meeting of Shareholders

We hold the annual general meeting of shareholders within three months after the end of each fiscal year. Subject to a board resolution or court approval, we may hold an extraordinary general meeting of shareholders:

•	as necessary;

•	at the request of shareholders of an aggregate of 3.0% or more of our issued Ordinary Shares;

•	at the request of shareholders holding an aggregate of 1.5% or more of our issued Shares for at least six months; or

•	at the request of our audit committee.

We must give shareholders written notice setting out the date, place and agenda of the meeting at least two weeks before the date of the general meeting of shareholders. However, for holders of less than 1.0% of the total number of issued and outstanding Ordinary Shares, we may give notice by placing at least two public notices in at least two daily newspapers at least two weeks in advance of the meeting. Currently, we use Seoul Shinmun, Maeil Business Newspaper and The Korea Economic Daily published in Seoul for this purpose. Shareholders not on the shareholders’ register as of the record date are not entitled to receive notice of the general meeting of shareholders or attend or vote at the meeting. Holders of Non-Voting Shares are not entitled to receive notice of general meetings of shareholders, but may attend such meetings.

Our general meetings of shareholders are held at our office in Seoul, or if necessary, may be held elsewhere.

Voting Rights

Holders of our Ordinary Shares are entitled to one vote for each Ordinary Share, except that voting rights of Ordinary Shares held by us, or by a corporate shareholder that is more than 10.0% owned by us either directly or indirectly, may not be exercised. The Commercial Code permits cumulative voting, under which voting method each shareholder has multiple voting rights corresponding to the number of directors to be appointed in the voting and may exercise all voting rights cumulatively to elect one director. Our articles of incorporation permit cumulative voting at our shareholders’ meeting. Under the Commercial Code of Korea, any shareholder holding shares equivalent to not less than 1/100 of the total number of shares issued may apply to us for selecting and appointing such directors by cumulative voting.

Our shareholders may adopt resolutions at a general meeting by an affirmative majority vote of the voting shares present or represented at the meeting, where the affirmative votes also represent at least one-fourth of our total voting shares then outstanding. However, under the Commercial Code and our articles of incorporation, the following matters, among others, require approval by the holders of at least two-thirds of the voting shares present or represented at a meeting, where the affirmative votes also represent at least one-third of our total voting shares then outstanding:

•	amending our articles of incorporation;

•	removing a director;

•	reduction of our share capital;

•	effecting any dissolution, merger or consolidation of us;

•	transferring the whole or any significant part of our business;

•	effecting our acquisition of all of the business of any other company or our acquisition of a part of the business of any other company which will significantly affect our business; or

•	issuing any new Shares at a price lower than their par value.

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

Holders of ADRs exercise their voting rights through the ADR depositary, an agent of which is the record holder of the underlying Ordinary Shares. Subject to the provisions of the deposit agreement, ADR holders are entitled to instruct the ADR depositary how to vote the Ordinary Shares underlying their ADSs. See “Item 12. Description of Securities Other than Equity Securities—Item 12.D. American Depositary Shares.”

Appraisal Rights of Dissenting Shareholders

In some limited circumstances, including the transfer of the whole or any significant part of our business and our merger or consolidation with another company, dissenting shareholders have the right to require us to purchase their Shares. To exercise this right, shareholders must submit to us a written notice of their intention to dissent before the general meeting of shareholders. Within 20 days after the relevant resolution is passed at a meeting, the dissenting shareholders must request us in writing to purchase their Shares. We are obligated to purchase the Shares of dissenting shareholders within one month after the expiration of the 20-day period. The purchase price for the Shares is required to be determined through negotiation between the dissenting shareholders and us. If we cannot agree on a price through negotiation, the purchase price will be the average of (1) the weighted average of the daily Share prices on the KRX KOSPI Market for the two-month period before the date of the adoption of the relevant board resolution, (2) the weighted average of the daily Share price on the KRX KOSPI Market for the one month period before the date of the adoption of the relevant board resolution and (3) the weighted average of the daily Share price on the KRX KOSPI Market for the one week period before the date of the adoption of the relevant board resolution. However, if we or any of the dissenting shareholders do not accept the purchase price calculated using the above method, the rejecting party may request the court to determine the purchase price. Holders of ADSs will not be able to exercise appraisal rights unless they have withdrawn the underlying ordinary shares and become our direct shareholders.

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

As of December 31, 2016, there were 16,140,165 treasury shares including shares held by our treasury stock fund.

Liquidation Rights

In the event of our liquidation, after payment of all debts, liquidation expenses and taxes, our remaining assets will be distributed among shareholders in proportion to their shareholdings. Holders of Non-Voting Shares have no preference in liquidation.

Item 10.C. Material Contracts

We have not entered into any material contracts since January 1, 2012, other than in the ordinary course of our business. For information regarding our agreements and transactions with certain related parties, see “Item 7. Major Shareholders and Related Party Transactions—Item 7.B. Related Party Transactions” and Note 36 to the Consolidated Financial Statements. For a description of certain agreements entered into during the past two years related to our capital commitments and obligations, see “Item 5. Operating and Financial Review and Prospects—Item 5.B. Liquidity and Capital Resources.”

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

Under the Investment Rules, with certain exceptions, foreign investors may acquire shares of a Korean company without being subject to any foreign investment ceiling. As one such exception, designated public corporations are subject to a 40.0% ceiling on the acquisition of shares by foreigners in the aggregate and a ceiling on the acquisition of shares by a single foreign investor pursuant to the articles of incorporation of such corporation. Currently, Korea Electric Power Corporation is the only designated public corporation which has set such a ceiling. Furthermore, an investment by a foreign investor of not less than 10.0% of the issued shares with voting rights of a Korean company is defined as a direct foreign investment under the Foreign Investment Promotion Act, which is, in general, subject to the report to, and acceptance, by the Ministry of Trade Industry & Energy. The acquisition of shares of a Korean company by a foreign investor may also be subject to certain foreign shareholding restrictions in the event that the restrictions are prescribed in each specific law which regulates the business of the Korean company. A foreigner who has acquired our ordinary shares in excess of this ceiling may not exercise his voting rights with respect to our ordinary shares exceeding the limit.

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

Item 10.E. Taxation

The following summary is based upon tax laws of the United States and the Republic of Korea as in effect on the date of this annual report on Form 20-F, and is subject to any change in United States or Korean law that may come into effect after such date. Investors in the ordinary shares or ADSs are advised to consult their own tax advisers as to the United States, Korean or other tax consequences of the purchase, ownership and disposition of such securities, including the effect of any national, state or local tax laws.

Korean Taxation

The following summary of Korean tax considerations applies to you as long as you are not:

•	a resident of Korea;

•	a corporation organized under Korean law; or

•	engaged in a trade or business in Korea through a permanent establishment or a fixed base.

Shares or ADSs

Dividends on Ordinary Shares or ADSs

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

Capital Gains

Capital gains from a sale of ordinary shares will generally be exempt from Korean taxation if you have owned, together with certain related parties, less than 25.0% of our total issued shares during the year of sale and the five calendar years before the year of sale, and the sale is made through the KRX KOSPI Market, and you have no permanent establishment in Korea. Capital gains earned by a non-Korean holder from a sale of ADSs outside of Korea are exempt from Korean taxation by virtue of the Special Tax Treatment Control Law of Korea (the “STTCL”), provided that the issuance of the ADSs is deemed to be an overseas issuance under the STTCL.

If you are subject to Korean taxation on capital gains from a sale of ADSs, or ordinary shares that you acquired as a result of a withdrawal, your gain will be calculated based on your cost of acquiring the ADSs representing the ordinary shares, although there are no specific Korean tax provisions or rulings on this issue. In the absence of the application of a tax treaty that exempts tax on capital gains, the amount of Korean tax imposed on such capital gains will be the lesser of 11.0% (including local income tax) of the gross realization proceeds or, subject to the production of satisfactory evidence of the acquisition cost and the transaction costs of the ADSs, 22.0% (including local income tax) of the net capital gain.

If you are subject to Korean taxation on capital gains from a sale of ADSs, or ordinary shares that you acquire as a result of a withdrawal, and you sell your ordinary shares or ADSs, the purchaser or, in the case of a sale of ordinary shares on the KRX KOSPI Market or through a licensed securities company in Korea, the licensed securities company, is required to withhold Korean tax from the sales price in an amount equal to 11% (including local income tax) of the gross realization proceeds and to make payment thereof to the Korean tax authorities, unless you establish your entitlement to an exemption from taxation under an applicable tax treaty or produce satisfactory evidence of your acquisition cost and the transaction costs for the ordinary shares or ADSs. In order to obtain the benefit of an exemption from tax pursuant to a tax treaty, you must submit to the purchaser or the securities company (or through the depositary), as the case may be, prior to the first payment, an exemption application, together with a certificate of your tax residence issued by a competent authority of your residence country. If you are an OIV, you must submit to us a report of the OIV and a schedule of beneficial owners together with their applications for exception, which you should collect from each beneficial owner. This requirement will not apply to exemptions under Korean tax law. Excess taxes withheld may be recoverable if you subsequently produce satisfactory evidence that you were entitled to have taxes withheld at a lower rate.

Most tax treaties that Korea has entered into provide exemptions for capital gains tax for capital gains from sale of ordinary shares. However, Korea’s tax treaties with Japan, Austria, Spain and a few other countries do not provide an exemption from such capital gains tax. For example, Article 13 of Korea’s tax treaty with Japan provides that if a taxpayer holding 25% or more (including those shares held by any related party of the taxpayer) of total issued shares of a company in a taxable year sells 5% or more (including those sold by any related party of the taxpayer) of total issued shares of the same company in the same taxable year, the country where the company is a resident may impose tax on such taxpayer.

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

Securities Transaction Tax

If you transfer ordinary shares on the KRX KOSPI Market, you will be subject to the securities transaction tax at a rate of 0.15% and an agriculture and fishery special tax at a rate of 0.15%, calculated based on the sales price of the shares. If you transfer ordinary shares and your transfer is not made on the KRX KOSPI Market you will generally be subject to the securities transaction tax at a rate of 0.5% and will generally not be subject to the agriculture and fishery special tax.

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

United States Federal Income Taxation

The following discussion describes the material United States federal income tax consequences of the ownership of our ADSs and ordinary shares as of the date hereof. This discussion deals only with ADSs and ordinary shares that are held as capital assets by a United States Holder (as defined below). In addition, the discussion set forth below is applicable only to United States Holders (i) who are residents of the United States for purposes of the current Treaty, (ii) whose ADSs or ordinary shares are not, for purposes of the Treaty, effectively connected with a permanent establishment in Korea and (iii) who otherwise qualify for the full benefits of the Treaty.

As used herein, the term “United States Holder” means a beneficial owner of our ADSs or ordinary shares that is, for United States federal income tax purposes, any of the following:

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

This discussion does not represent a detailed description of the United States federal income tax consequences applicable to you if you are subject to special treatment under the United States federal income tax laws, including if you are:

•	a dealer in securities or currencies;

•	a financial institution;

•	a regulated investment company;

•	a real estate investment trust;

•	an insurance company;

•	a tax-exempt organization;

•	a person holding our ADSs or ordinary shares as part of a hedging, integrated or conversion transaction, a constructive sale or a straddle;

•	a trader in securities that has elected the mark-to-market method of accounting for your securities;

•	a person liable for alternative minimum tax;

•	a person who owns or is deemed to own 10% or more of our voting stock;

•	a partnership or other pass-through entity for United States federal income tax purposes; or

•	a person whose “functional currency” is not the United States dollar.

If a partnership (or other entity treated as a partnership for United States federal income tax purposes) holds our ADSs or ordinary shares, the tax treatment of a partner will generally depend upon the status of the partner and the activities of the partnership. If you are a partner of a partnership holding our ADSs or ordinary shares, you should consult your tax advisors.

This discussion does not contain a detailed description of all the United States federal income tax consequences to you in light of your particular circumstances and does not address the Medicare tax on net investment income or the effects of any state, local or non-United States tax laws. If you are considering the purchase of our ADSs or ordinary shares, you should consult your own tax advisors concerning the particular United States federal income tax consequences to you of the purchase, ownership and disposition of our ADSs or ordinary shares, as well as the consequences to you arising under other United States federal tax laws and the laws of any other taxing jurisdiction.

ADSs

If you hold ADSs, for United States federal income tax purposes, you generally will be treated as the owner of the underlying ordinary shares that are represented by such ADSs. Accordingly, deposits or withdrawals of ordinary shares for ADSs will not be subject to United States federal income tax.

Taxation of Dividends

The gross amount of distributions on the ADSs or ordinary shares (including any amounts withheld to reflect Korean withholding taxes) will be taxable as dividends to the extent paid out of our current or accumulated earnings and profits, as determined under United States federal income tax principles. To the extent that the amount of any distribution exceeds our current and accumulated earnings and profits for a taxable year, the distribution will first be treated as a tax-free return of capital, causing a reduction in the tax basis of the ADSs or ordinary shares, and to the extent the amount of the distribution exceeds your tax basis, the excess will be taxed as capital gain recognized on a sale or exchange. We do not, however, expect to determine earnings and profits in accordance with United States federal income tax principles. Therefore, you should expect that a distribution will generally be treated as a dividend.

Any dividends that you receive (including any withheld taxes) will be includable in your gross income as ordinary income on the day actually or constructively received by you, in the case of ordinary shares, or by the depositary, in the case of ADSs. Such dividends will not be eligible for the dividends received deduction allowed to corporations under the Code. With respect to non-corporate United States investors, certain dividends received from a qualified foreign corporation may be subject to reduced rates of taxation. A qualified foreign corporation includes a foreign corporation that is eligible for the benefits of a comprehensive income tax treaty with the United States which the United States Treasury Department determines to be satisfactory for these purposes and which includes an exchange of information provision. The United States Treasury Department has determined that the current income tax treaty between the United States and Korea meets these requirements, and we believe we are eligible for the benefits of that treaty. However, non-corporate holders that do not meet a minimum holding period requirement during which they are not protected from the risk of loss or that elect to treat the dividend income as “investment income” pursuant to Section 163(d)(4) of the Code will not be eligible for the reduced rates of taxation. In addition, the rate reduction will not apply to dividends if the recipient of a dividend is obligated to make related payments with respect to positions in substantially similar or related property. This disallowance applies even if the minimum holding period has been met. You should consult your own tax advisors regarding the application of these rules to your particular circumstances.

Non-corporate United States Holders will not be eligible for reduced rates of taxation on any dividends received from us if we are a passive foreign investment company in the taxable year in which such dividends are paid or in the preceding taxable year (see “—Passive Foreign Investment Company” below).

The amount of any dividend paid in Won will equal the United States dollar value of the Won received calculated by reference to the exchange rate in effect on the date the dividend is received by you, in the case of ordinary shares, or by the depositary, in the case of ADSs, regardless of whether the Won are converted into United States dollars. If the Won received as a dividend are converted into United States dollars on the date they are received, you generally will not be required to recognize foreign currency gain or loss in respect of the dividend income. If the Won received as a dividend are not converted into United States dollars on the date of receipt, you will have a basis in the Won equal to their United States dollar value on the date of receipt. Any gain or loss realized on a subsequent conversion or other disposition of the Won will be treated as United States source ordinary income or loss.

Subject to certain conditions and limitations (including a minimum holding period requirement), Korean withholding taxes on dividends may be treated as foreign taxes eligible for credit against your United States federal income tax liability. For purposes of calculating the foreign tax credit, dividends paid on the ADSs or ordinary shares will be treated as income from sources outside the United States and will generally constitute passive category income. The rules governing the foreign tax credit are complex. You are urged to consult your tax advisors regarding the availability of the foreign tax credit under your particular circumstances.

Passive Foreign Investment Company

We do not believe that we were, for United States federal income tax purposes, a passive foreign investment company (a “PFIC”) for the most recent taxable year, and we expect to operate in such a manner so as not to become a PFIC. If, however, we are or become a PFIC, you could be subject to additional United States federal income taxes on gain recognized with respect to the ADSs or ordinary shares and on certain distributions, plus an interest charge on certain taxes treated as having been deferred under the PFIC rules.

Taxation of Capital Gains

For United States federal income tax purposes, you will recognize taxable gain or loss on any sale or exchange of the ADSs or ordinary shares in an amount equal to the difference between the amount realized for the ADSs or ordinary shares and your tax basis in the ADSs or ordinary shares. Such gain or loss will generally be capital gain or loss and will generally be long-term capital gain or loss if you have held the ADSs or ordinary shares for more than one year. Long-term capital gains of non-corporate United States Holders (including individuals) are eligible for reduced rates of taxation. The deductibility of capital losses is subject to limitations. Any gain or loss recognized by you will generally be treated as United States source gain or loss.

You should note that any Korean securities transaction tax will not be treated as a creditable foreign tax for United States federal income tax purposes, although you may be entitled to deduct such taxes, subject to applicable limitations under the Code.

Information Reporting and Backup Withholding

In general, information reporting will apply to dividends in respect of our ADSs or ordinary shares and the proceeds from the sale, exchange or other disposition of our ADSs or ordinary shares that are paid to you within the United States (and in certain cases, outside the United States), unless you are an exempt recipient. A backup withholding tax may apply to such payments if you fail to provide a taxpayer identification number or certification of exempt status or fail to report in full dividend and interest income.

Backup withholding is not an additional tax and any amounts withheld under the backup withholding rules will be allowed as a refund or a credit against your United States federal income tax liability provided the required information is timely furnished to the Internal Revenue Service.

Item 10.F.  Dividends and Paying Agents

See “Item 8. Financial Information—Item 8.A. Consolidated Statements and Other Financial Information—Dividends” for information concerning our dividend policies and our payment of dividends. See “—Item 10.B. Memorandum and Articles of Association—Dividends” for a discussion of the process by which dividends are paid on our ordinary shares. See “Item 12. Description of Securities Other than Equity Securities—Item 12.D. American Depositary Shares” for a discussion of the process by which dividends are paid on our ADSs. The paying agent for payment of our dividends on ADSs in the United States is Citibank, N.A.

Item 10.G.  Statements by Experts

Not applicable.

I tem 10.H.  Documents on Display

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

Item 11.    Quantitative and Qualitative Disclosures About Market Risk

We are exposed to foreign exchange rate and interest rate risks primarily associated with underlying liabilities, and to equity price risk as a result of our investment in equity securities. Our long-term financial policies are annually reported to our Board of Directors, and our Finance division conducts financial risk management and assessment. Upon identification and evaluation of our risk exposures, we, having considered various circumstances, enter into derivative financial instruments to try to manage some of such risks. These contracts are entered into with major financial institutions, thereby minimizing the risk of credit loss. The activities of our finance division are subject to policies approved by our foreign exchange and interest rate risk management committee. These policies address the use of derivative financial instruments, including the approval of counterparties, setting of limits and investment of excess liquidity. Our general policy is to hold or issue derivative financial instruments largely for hedging purposes.

For our trading financial instruments, we recognized a valuation gain of ￦1 billion and a valuation loss of ￦1 billion in 2014, a valuation gain of ￦0 and a valuation loss of ￦2 billion in 2015 and a valuation gain of ￦1 billion and a valuation loss of ￦8 billion in 2016. For our hedging derivative contracts, we recognized a valuation gain of ￦93 billion, a valuation loss of ￦25 billion and accumulated other comprehensive income of ￦22 billion in 2014, a valuation gain of ￦142 billion, a valuation loss of ￦2 billion and accumulated other comprehensive income of ￦148 billion in 2015 and a valuation gain of ￦109 billion, a valuation loss of ￦0.1 billion and accumulated other comprehensive income of ￦85 billion in 2016. For further details regarding the assets, liabilities, gains and losses recorded relating to our derivative contracts outstanding as of December 31, 2014, 2015 and 2016, see Note 7 to the Consolidated Financial Statements.

Exchange Rate Risk

Substantially all of our cash flow is denominated in Won. We are exposed to foreign exchange risk related to foreign currency denominated liabilities and anticipated foreign exchange payments. Anticipated foreign exchange payments, mostly in U.S. Dollars, relate primarily to payments of foreign currency denominated debt, net settlements paid to foreign telecommunication carriers and payments for equipment purchased from foreign suppliers. We have entered into several currency swap contracts, combined interest currency swap contracts and currency forward contracts to hedge our foreign currency risks.

The following table shows our assets and liabilities denominated in foreign currency as of December 31, 2014, 2015 and 2016:

	As of December 31,
	2014		2015		2016
(in thousands of foreign currencies)	Financial assets	Financial liabilities	Financial assets	Financial liabilities	Financial assets	Financial liabilities
U.S. Dollar	197,221	2,532,614	183,254	2,351,003	210,474	2,536,090
Special Drawing Right	573	1,027	444	849	311	737
Japanese Yen	34,168	30,051,367	73,716	40,279,411	80,555	21,802,051
British Pound	—	257	8	888	1	151
Euro	134	177	29	29	40	2,571
Algerian Dinar	929	—	—	—	471	—
Chinese Yuan	3,957	—	15,562	107	15,262	381
Uzbekistani Som	7,978,633	—	—	—	39,531	—
Rwandan Franc	13,593	—	—	—	1,203	—
Indonesian Rupiah	—	—	—	—	15,646,011	53,142,167
Myanmar Kyat	—	—	—	—	2,750	—
Tanzanian Shilling	—	—	—	—	29,987	—
Botswana Pula	—	—	—	—	15	—
Hong Kong Dollar	158	—	9	—	254	—
Bangladeshi Taka	299	—	6	—	69,473	—
Colombian Peso	23,583	—	—	—	—	—
Polish Zloty	28,195	—	207,273	—	106,025	—
Vietnamese Dong	273,313	93,756	270,000	—	515,412	—
Swiss Franc	—	78	—	—	—	—

As of December 31, 2014, 2015 and 2016, a 10% increase in the exchange rate between the Won and all foreign currencies, with all other variables held constant, would have decreased our income before income tax by ￦45 billion, ￦52 billion and ￦28 billion, respectively, and total equity by ￦38 billion, ￦46 billion and ￦24 billion, respectively, with a 10% decrease in the exchange rate having the opposite effect. The foregoing sensitivity analysis assumes that all variables other than foreign exchange rates are held constant, and as such, does not reflect any correlation between foreign exchange rates and other variables, nor our decision to decrease the risk. See Note 34 to the Consolidated Financial Statements.

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

The following table summarizes the principal amounts, fair values, principal cash flows by maturity date and weighted average interest rates of our short-term and long-term liabilities as of December 31, 2016 which are sensitive to exchange rates and/or interest rates. The information is presented in Won, which is our reporting currency:

						December 31, 2016
	2017	2018	2019	2020	Thereafter	Total	Fair Value
	(in millions of Won, except rates)
Local currency:
Fixed rate	569,753	870,043	826,518	460,518	2,343,015	5,069,847	5,098,060
Average weighted rate (1)	3.67%	3.93%	2.94%	3.17%	3.50%	3.47%	—
Variable rate	—	—	—	—	—	—	—
Average weighted rate (1)	—%	—%	—%	—%	—%	—%	—

Sub-total	569,753	870,043	826,518	460,518	2,343,015	5,069,847	5,098,060

Foreign currency:
Fixed rate	1,243,927	273,260	470,210	47,235	649,235	2,683,867	2,704,388
Average weighted rate (1)	2.50%	0.99%	2.65%	2.85%	3.27%	2.57%	—
Variable rate	7,251	369,801	7,251	3,626	—	387,929	381,747
Average weighted rate (1)	1.35%	2.13%	1.35%	1.35%	—%	2.10%	—

Subtotal	1,251,178	643,061	477,461	50,861	649,235	3,071,796	3,086,135

Total	1,820,931	1,513,104	1,303,979	511,379	2,992,250	8,141,643	8,184,195

(1)	Weighted average rates of the portfolio at the period end.

As of December 31, 2014, 2015 and 2016, a 100 basis point increase in the market interest rate, with all other variables held constant, would have decreased our profit before income tax by ￦5 billion, ￦4 billion and ￦3 billion, respectively. As of December 31, 2014, a 100 basis point increase in the market interest rate, with all other variables held constant, would have increased our shareholders’ equity by ￦5 billion. As of December 31, 2015 and 2016, such increase, with all other variables held constant, would have decreased our shareholders’ equity by ￦245 million and ￦2 billion, respectively.

As of December 31, 2014, a 100 basis point decrease in the market interest rates, with all other variables held constant, would have decreased our profit before income tax by ￦5 billion. As of December 31, 2015 and 2016, such decrease, with all other variables held constant, would have increased our profit before income tax by ￦4 billion and ￦3 billion, respectively. As of December 31, 2014, 2015 and 2016, a 100 basis point decrease in the market interest rates, with all other variables held constant, would have decreased our shareholders’ equity by ￦11 billion, ￦6 billion and

￦5 billion, respectively. The foregoing sensitivity analysis assumes that all variables other than market interest rates are held constant, and as such, does not reflect any correlation between market interest rates and other variables, nor our decision to decrease the risk, but reflects the effects of derivative contracts in place at the time of conducting the analysis.

Equity Price Risk

We are also subject to market risk exposure arising from changes in the equity securities market, which affect the fair value of our equity portfolio. As of December 31, 2014, 2015 and 2016, a 10% increase in the equity indices where our marketable equity securities are listed, with all other variables held constant, would have increased our total equity by ￦7 billion, ￦3 billion and ￦0.5 billion, respectively, with a 10% decrease in the equity index having the opposite effect. The foregoing sensitivity analysis assumes that all variables other than changes in the equity index are held constant, and that our marketable equity instruments had moved according to the historical correlation to the index, and as such, does not reflect any correlation between the equity index and other variables.

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

The depositary fees payable for cash distributions are generally deducted from the cash being distributed. In the case of distributions other than cash (i.e., stock dividend rights), the depositary charges the applicable fee to the ADS record-date holders concurrent with the distribution. In the case of ADSs registered in the name of the investor (whether certificated or uncertificated in direct registration), the depositary sends invoices to the applicable record-date ADS holders. In the case of ADSs held in brokerage and custodian accounts (via the Depository Trust Company, or DTC), the depositary generally collects its fees through the systems provided by DTC (whose nominee is the registered holder of the ADSs held in DTC) from the brokers and custodians holding ADSs in their DTC accounts. The brokers and custodians who hold their clients’ ADSs in DTC accounts in turn charge their clients’ accounts the amount of the fees paid to the depositary.

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

Fees and Payments from the Depositary to Us

In 2016, we received the following payments, after deduction of applicable U.S. taxes, from the depositary:

Reimbursement of NYSE listing fees	$92,582.00

Reimbursement of SEC filing fees	$150,124.76

Reimbursement of settlement infrastructure fees (including maintenance fees)	$0

Reimbursement of proxy process expenses (printing, postage and distribution)	$20,090.18

Reimbursement of legal fees (reimbursement received in April 2016 in respect of 2015)	$3,900.00

Contributions toward our investor relations efforts (including non-deal roadshows, investor conferences and investor relations agency fees)	$194,418.05

PART II

Item 13.  Defaults, Dividend Arrearages and Delinquencies

Not applicable.

Item 14.  Material Modifications to the Rights of Security Holders and Use of Proceeds

Not applicable.

Item 15.  Controls and Procedures

Disclosure Controls and Procedures

Our management has evaluated, with the participation of our chief executive officer and chief financial officer, the effectiveness of our disclosure controls and procedures, as such term is defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act, as of December 31, 2016. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives. Based upon our evaluation, our chief executive officer and chief financial officer concluded that our disclosure controls and procedures were effective as of December 31, 2016. Our disclosure controls and procedures are designed to ensure that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the Commission’s rules and forms. Our disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our chief executive officer and chief financial officer, as appropriate to allow timely decisions regarding required disclosure.

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

Our management has performed an assessment of the effectiveness of our internal control over financial reporting as of December 31, 2016, utilizing the criteria discussed in the Internal Control—Integrated Framework 2013 issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, we concluded that our internal control over financial reporting was effective as of December 31, 2016.

Samil PricewaterhouseCoopers, an independent registered public accounting firm, which also audited our consolidated financial statements as of, and for the year ended December 31, 2016, as stated in their report which is included herein, has issued an attestation report on the effectiveness of our internal control over financial reporting.

Attestation Report of the Registered Public Accounting Firm

The attestation report of our independent registered public accounting firm on the effectiveness of our internal control over financial reporting is furnished in Item 18 of this Form 20-F.

Changes in Internal Control Over Financial Reporting

There has been no change in our internal control over financial reporting during 2016 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

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

Item 16C.  Principal Accountant Fees and Services

Audit and Non-Audit Fees

The following table sets forth the fees billed to us by Samil PricewaterhouseCoopers, our independent registered public accounting firm, during the fiscal year ended December 31, 2015 and 2016. Such fees exclude the fees billed for work associated with our foreign subsidiaries which Samil PricewaterhouseCoopers did not provide services and with our former subsidiaries.

	Year Ended December 31,
	2015		2016
	(In millions)
Audit fees (1)	￦	3,025	￦	3,090
Audit-related fees		—		—
Tax fees (2)		179		78
All other fees (3)		1		—

Total fees	￦	3,204	￦	3,168

(1)	Audit fees consist of fees for the annual audit and quarterly review services engagement and the comfort letters.

(2)	Tax fees consist of fee for tax services which are mainly the preparation or non-recurring tax compliance review of original or amended tax returns.

(3)	All other fees consist of fees billed for Samil PricewaterhouseCoopers’ services to provide confirmation of our debt ratios as part of our application for the Government’s preliminary approval for Internet-only bank business.

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

Item 16E.  Purchases of Equity Securities by the Issuer and Affiliated Purchasers

The following table sets forth the repurchases of ordinary shares by us or any affiliated purchasers during the fiscal year ended December 31, 2016:

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

Date: April 28, 2017

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of KT Corporation

In our opinion, the accompanying consolidated statements of financial position and the related consolidated statements of operations, of comprehensive income(loss), of changes in shareholders’ equity and of cash flows present fairly, in all material respects, the financial position of KT Corporation and its subsidiaries at December 31, 2016 and 2015, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2016, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2016, based on criteria established in Internal Control-Integrated Framework 2013 issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the Management’s Annual Report on Internal Control over Financial Reporting in Item 15 of Form 20-F. Our responsibility is to express opinions on these financial statements and on the Company’s internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.
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

/s/    Samil PricewaterhouseCoopers

Seoul Korea

April 28, 2017

KT Corporation and Subsidiaries

Consolidated Statements of Financial Position

December 31, 2015 and 2016

(in millions of Korean won)	Notes	2015		2016

Assets

Current assets
Cash and cash equivalents	4, 5	￦	2,559,464	￦	2,900,311
Trade and other receivables, net	4, 6		4,853,632		5,327,352
Other financial assets	4, 7		292,943		720,555
Current income tax assets			3,881		2,079
Inventories, net	8		616,911		454,588
Other current assets	9		316,904		311,135

Total current assets			8,643,735		9,716,020

Non-current assets
Trade and other receivables, net	4, 6		704,147		709,011
Other financial assets	4, 7		658,323		664,726
Property and equipment, net	10, 20		14,478,914		14,312,111
Investment properties, net	11		1,102,070		1,148,044
Intangible assets, net	12		2,599,751		3,022,803
Investments in associates and joint ventures	13		270,029		284,075
Deferred income tax assets	28		845,397		701,409
Other non-current assets	9		102,359		106,099

Total non-current assets			20,760,990		20,948,278

Total assets		￦	29,404,725	￦	30,664,298

The accompanying notes are an integral part of these consolidated financial statements.

KT Corporation and Subsidiaries

Consolidated Statements of Financial Position (continued)

December 31, 2015 and 2016

(in millions of Korean won)	Notes	2015		2016

Liabilities and Equity

Current liabilities
Trade and other payables	4, 14	￦	6,335,027	￦	7,139,771
Borrowings	4, 15		1,726,098		1,820,001
Other financial liabilities	4, 7		43,645		233
Current income tax liabilities	28		81,114		88,739
Provisions	16		103,907		96,485
Deferred income			98,427		35,617
Other current liabilities	9		311,170		342,291

Total current liabilities			8,699,388		9,523,137

Non-current liabilities
Trade and other payables	4, 14		668,973		1,188,311
Borrowings	4, 15		6,908,799		6,300,790
Other financial liabilities	4, 7		103,683		108,431
Net defined benefit liabilities	17		524,083		378,404
Provisions	16		91,365		100,694
Deferred income			95,916		85,372
Deferred income tax liabilities	28		129,650		137,680
Other non-current liabilities	9		26,737		58,761

Total non-current liabilities			8,549,206		8,358,443

Total liabilities			17,248,594		17,881,580

Equity attribute to owners of the Parent Company

Share capital	21		1,564,499		1,564,499
Share premium			1,440,258		1,440,258
Retained earnings	22		9,049,971		9,644,483
Accumulated other comprehensive income	23		13,870		(1,432)
Other components of equity	23		(1,232,863)		(1,217,934)

			10,835,735		11,429,874

Non-controlling interest			1,320,396		1,352,844

Total equity			12,156,131		12,782,718

Total liabilities and equity		￦	29,404,725	￦	30,664,298

The accompanying notes are an integral part of these consolidated financial statements.

KT Corporation and Subsidiaries

Consolidated Statements of Operations

Years ended December 31, 2014, 2015 and 2016

(in millions of Korean won, except per share amounts)
	Notes	2014		2015		2016

Operating revenue	25	￦	22,612,713	￦	22,699,856	￦	23,120,878
Revenue			22,359,280		22,211,673		22,755,006
Others			253,433		488,183		365,872
Operating expenses	26		23,391,553		21,622,788		21,781,098

Operating profit			(778,840)		1,077,068		1,339,780
Finance income	27		253,089		272,860		296,139
Finance costs	27		(792,200)		(645,331)		(515,087)
Share of net profits of associates and joint ventures	13		18,697		6,144		2,599

Profit (loss) before income tax expense (benefit)			(1,299,254)		710,741		1,123,431
Income tax expense (benefit)	28		(271,441)		227,131		328,314

Profit (loss) from the continuing operations			(1,027,813)		483,610		795,117

Discontinued Operations
Profit from discontinued operations	39		86,400		141,075		—

Profit (loss) for the year		￦	(941,413)	￦	624,685	￦	795,117

Profit (loss) for the year attributable to:
Owners of the Controlling Company		￦	(1,030,240)	￦	546,361	￦	708,362
Profit from continuing operations			(1,094,177)		404,045		708,362
Profit from discontinued operations			63,937		142,316		—
Non-controlling interest		￦	88,827	￦	78,324	￦	86,755
Profit from continuing operations			66,364		79,565		86,755
Loss from discontinued operations			22,463		(1,241)		—
Earnings (loss) per share attributable to the equity holders of the Controlling Company during the year (in Korean won):
Basic earnings (loss) per share	29	￦	(4,215)	￦	2,231	￦	2,893
From continuing operations			(4,477)		1,650		2,893
From discontinued operations			262		581		—
Diluted earnings (loss) per share	29	￦	(4,215)	￦	2,231	￦	2,891
From continuing operations			(4,477)		1,650		2,891
From discontinued operations			262		581		—

The accompanying notes are an integral part of these consolidated financial statements.

KT Corporation and Subsidiaries

Consolidated Statements of Comprehensive Income (Loss)

Years ended December 31, 2014, 2015 and 2016

(in millions of Korean won)
	Notes	2014		2015		2016

Profit (loss) for the year		￦	(941,413)	￦	624,685	￦	795,117
Other comprehensive income
Items that will not be reclassfied to profit or loss:
Remeasurements of the net defined benefit liability	17		(236,637)		(37,872)		4,213
Shares of remeasurement gain (loss) from associates and joint ventures			(394)		(2,407)		116
Items that may be subsequently reclassified to profit or loss:
Changes in value of available-for-sale financial assets	4, 7		39,336		47,381		10,925
Other comprehensive income from available-for sale financial assets reclassified to loss			(17,173)		(83,397)		(3,840)
Net gains on cashflow hedges	4, 7		16,990		111,914		64,796
Other comprehensive income from cashflow hedges reclassified to loss			(44,795)		(97,962)		(75,871)
Shares of other comprehensive income from associates and joint ventures			3,902		(1,608)		(602)
Currency translation differences			3,526		(4,884)		(5,407)

Other comprehensive income for the year, net of tax			(235,245)		(68,835)		(5,670)

Total comprehensive income for the year		￦	(1,176,658)	￦	555,850	￦	789,447

Total comprehensive income for the year attributable to:
Owners of the Controlling Company			(1,252,456)		495,139		701,685
Non-controlling interest			75,798		60,711		87,762

The accompanying notes are an integral part of these consolidated financial statements.

KT Corporation and Subsidiaries

Consolidated Statements of Changes in Equity

Years ended December 31, 2014, 2015 and 2016

		Attributable to owners of the Controlling Company
(in millions of Korean won)	Notes	Share capital		Share premium		Retained earnings		Accumulated Other Comprehensive income		Other Components of equity		Total		Non-controlling interest		Total equity
Balance at January 1, 2014		￦	1,564,499	￦	1,440,258	￦	10,019,389	￦	24,538	￦	(1,320,943)	￦	11,727,741	￦	1,109,675	￦	12,837,416
Comprehensive income
Profit (loss) for the year			—		—		(1,030,240)		—		—		(1,030,240)		88,827		(941,413)
Changes in value of available-for-sale financial assets	4, 7		—		—		—		20,889		—		20,889		1,274		22,163
Remeasurements of the net defined benefit liability	17		—		—		(223,157)		—		—		(223,157)		(13,480)		(236,637)
Valuation gains (losses) on cashflow hedge	4, 7		—		—		—		(27,821)		—		(27,821)		16		(27,805)
Shares of other comprehensive income of associates and joint ventures			—		—		—		3,726		—		3,726		176		3,902
Shares of loss on remeasurements of associates and joint ventures			—		—		(311)		—		—		(311)		(83)		(394)
Currency translation differences			—		—		—		4,458		—		4,458		(932)		3,526

Transactions with equity holders
Dividends paid by the Controlling Company			—		—		(195,112)		—		—		(195,112)		—		(195,112)
Dividends paid to non-controlling interest of subsidiaries			—		—		—		—		—		—		(27,683)		(27,683)
Appropriation of retained earnings related to loss on disposal of treasury stock			—		—		(2,170)		—		2,170		—		—		—
Changes in consolidation scope			—		—		—		—		—		—		198,260		198,260
Changes in ownership interest in subsidiaries			—		—		—		—		26,601		26,601		(6,372)		20,229
New shares of subsidiary issued to non-controlling interest			—		—		—		—		—		—		99,033		99,033
Others			—		—		—		—		31,463		31,463		609		32,072

Balance at December 31, 2014		￦	1,564,499	￦	1,440,258	￦	8,568,399	￦	25,790	￦	(1,260,709)	￦	10,338,237	￦	1,449,320	￦	11,787,557

The accompanying notes are an integral part of these consolidated financial statements.

KT Corporation and Subsidiaries

Consolidated Statements of Changes in Equity (Continued)

Years ended December 31, 2014, 2015 and 2016

		Attributable to owners of the Controlling Company
(in millions of Korean won)	Notes	Share capital		Share premium		Retained earnings		Accumulated Other Comprehensive income		Other Components of equity		Total		Non-controlling interest		Total equity
Balance at January 1, 2015		￦	1,564,499	￦	1,440,258	￦	8,568,399	￦	25,790	￦	(1,260,709)	￦	10,338,237	￦	1,449,320	￦	11,787,557
Comprehensive income
Profit for the year			—		—		546,361		—		—		546,361		78,324		624,685
Changes in value of available-for-sale financial assets	4, 7		—		—		—		(24,310)		—		(24,310)		(11,706)		(36,016)
Remeasurements of the net defined benefit liability	17		—		—		(37,914)		—		—		(37,914)		42		(37,872)
Valuation gains on cashflow hedge	4, 7		—		—		—		13,924		—		13,924		28		13,952
Shares of other comprehensive income of associates and joint ventures			—		—		—		(1,357)		—		(1,357)		(251)		(1,608)
Shares of loss on remeasurements of associates and joint ventures			—		—		(2,109)		—		—		(2,109)		(298)		(2,407)
Currency translation differences			—		—		—		(177)		—		(177)		(4,707)		(4,884)

Transactions with equity holders
Dividends paid to non-controlling interest of subsidiaries			—		—		—		—		—		—		(41,575)		(41,575)
Appropriation of retained earnings related to loss on disposal of treasury stock			—		—		(24,766)		—		24,766		—		—		—
Changes in consolidation scope			—		—		—		—		—		—		(154,188)		(154,188)
Changes in ownership interest in subsidiaries			—		—		—		—		(2,968)		(2,968)		2,699		(269)
Others			—		—		—		—		6,048		6,048		2,708		8,756

Balance at December 31, 2015		￦	1,564,499	￦	1,440,258	￦	9,049,971	￦	13,870	￦	(1,232,863)	￦	10,835,735	￦	1,320,396	￦	12,156,131

The accompanying notes are an integral part of these consolidated financial statements.

KT Corporation and Subsidiaries

Consolidated Statements of Changes in Equity (Continued)

Years ended December 31, 2014, 2015 and 2016

		Attributable to owners of the Controlling Company
(in millions of Korean won)	Notes	Share capital	Share premium		Retained earnings		Accumulated Other Comprehensive income		Other Components of equity		Total		Non-controlling interest		Total equity
Balance at January 1, 2016		￦1,564,499	￦	1,440,258	￦	9,049,971	￦	13,870	￦	(1,232,863)	￦	10,835,735	￦	1,320,396	￦	12,156,131
Comprehensive income
Profit for the year		—		—		708,362		—		—		708,362		86,755		795,117
Changes in value of available-for-sale financial assets	4, 7	—		—		—		1,691				1,691		5,394		7,085
Remeasurements of the net defined benefit liability	17	—		—		8,531		—		—		8,531		(4,318)		4,213
Valuation losses on cashflow hedge	4, 7	—		—		—		(11,075)		—		(11,075)		—		(11,075)
Shares of other comprehensive income of associates and joint ventures		—		—		—		(571)		—		(571)		(31)		(602)
Shares of gain on remeasurements of associates and joint ventures		—		—		94		—		—		94		22		116
Currency translation differences		—		—		—		(5,347)		—		(5,347)		(60)		(5,407)

Transactions with equity holders
Dividends paid by the Controlling Company		—		—		(122,425)		—		—		(122,425)		—		(122,425)
Dividends paid to non-controlling interest of subsidiaries		—		—		—		—		—		—		(61,674)		(61,674)
Changes in ownership interest in subsidiaries		—		—		—		—		11,369		11,369		(15,550)		(4,181)
Appropriation of retained earnings related to loss on disposal of treasury stock		—		—		(50)		—		50		—		—		—
New shares of subsidiary issued to non-controlling interest		—		—		—		—		—		—		21,769		21,769
Others		—		—		—		—		3,510		3,510		141		3,651

Balance at December 31, 2016		￦1,564,499	￦	1,440,258	￦	9,644,483	￦	(1,432)	￦	(1,217,934)	￦	11,429,874	￦	1,352,844	￦	12,782,718

The accompanying notes are an integral part of these consolidated financial statements.

KT Corporation and Subsidiaries

Consolidated Statements of Cash Flows

Years ended December 31, 2014, 2015 and 2016

(in millions of Korean won)
	Notes	2014		2015		2016

Cash flows from operating activities
Cash generated from operations	31	￦	2,379,311	￦	4,579,260	￦	5,202,520
Interest paid			(604,012)		(436,363)		(372,525)
Interest received			192,563		128,422		104,679
Dividends received			32,106		35,768		10,824
Income tax paid			(83,555)		(77,122)		(174,748)

Net cash inflow from operating activities			1,916,413		4,229,965		4,770,750

Cash flows from investing activities
Collection of loans			37,589		38,856		47,887
Grant of loans			(82,258)		(79,136)		(57,400)
Disposal of derivatives			—		176,681		—
Disposal of available-for-sale financial assets			77,365		243,125		35,791
Acquisition of available-for-sale financial assets			(78,095)		(99,111)		(44,302)
Disposal of investments in associates and joint ventures			22,251		42,946		11,074
Acquisition of investments in associates and joint ventures			(18,396)		(12,238)		(38,675)
Disposal of current and non-current financial instruments			630,216		363,260		293,283
Acquisition of current and non-current financial instruments			(427,585)		(341,373)		(597,345)
Disposal of property and equipment and investment properties			77,644		28,303		93,401
Acquisition of property and equipment and investment properties			(2,852,869)		(3,115,728)		(2,764,346)
Disposal of intangible assets			9,438		25,841		17,891
Acquisition of intangible assets			(578,377)		(399,377)		(455,763)
Cash inflow(outflow) from disposal of subsidiaries, net			6,228		741,834		(2,124)
Cash inflow(outflow) from acquisition of subsidiaries, net			5,891		(15,751)		(24,330)

Net cash outflow from investing activities			(3,170,958)		(2,401,868)		(3,484,958)

Cash flows from financing activities
Proceeds from borrowings and debentures			10,037,067		5,675,302		1,122,898
Repayments of borrowings and debentures			(8,757,284)		(6,648,177)		(1,768,768)
Settlement of derivative assets and liabilities, net			(66,484)		(3,371)		(33,199)
Disposal of treasury stock			34,053		—		—
Cash inflow from capital transactions with Non-controlling interest			99,211		—		800
Cash outflow from capital transactions with Non-controlling interest			—		—		(5,140)
Dividends paid to shareholders			(222,773)		(41,575)		(184,099)
Decrease in finance leases liabilities			(52,099)		(146,175)		(75,763)

Net cash inflow(outflow) from financing activities			1,071,691		(1,163,996)		(943,271)

Effect of exchange rate change on cash and cash equivalents			648		6,700		(1,674)

Net increase(decrease) in cash and cash equivalents			(182,206)		670,801		340,847
Cash and cash equivalents
Beginning of the year			2,070,869		1,888,663		2,559,464

End of the year		￦	1,888,663	￦	2,559,464	￦	2,900,311

The accompanying notes are an integral part of these consolidated financial statements.

KT Corporation and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2014, 2015 and 2016

1.	General Information

The consolidated financial statements include the accounts of KT Corporation, which is the controlling company as defined under IFRS 10, Consolidated Financial Statements, and its 56 controlled subsidiaries as described in Note 1.2 (collectively referred to as the “Group”).

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

KT Corporation and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2014, 2015 and 2016

Consolidated Subsidiaries

The consolidated subsidiaries as of December 31, 2015 and 2016, are as follows:

			Controlling percentage ownership[1] (%)
Subsidiary	Type of Business	Location	December 31, 2015	December 31, 2016	Closing month
KT Powertel Co., Ltd.[2]	Trunk radio system business	Korea	44.8%	44.8%	December
KT Linkus Co., Ltd.	Public telephone maintenance	Korea	91.4%	91.4%	December
KT Submarine Co., Ltd.[2,5]	Submarine cable construction and maintenance	Korea	39.3%	39.3%	December
KT Telecop Co., Ltd.	Security service	Korea	86.8%	86.8%	December
KT Hitel Co., Ltd.	Data communication	Korea	67.1%	67.1%	December
KT Service Bukbu Co., Ltd.	Opening services of fixed line	Korea	67.3%	67.3%	December
KT Service Nambu Co., Ltd.	Opening services of fixed line	Korea	77.3%	77.3%	December
KT Commerce Inc.	B2C, B2B service	Korea	100.0%	100.0%	December
KT New Business Fund No.1	Investment fund	Korea	100.0%	100.0%	December
KT Strategic Investment Fund No.1	Investment fund	Korea	100.0%	100.0%	December
KT Strategic Investment Fund No.2	Investment fund	Korea	100.0%	100.0%	December
KT Strategic Investment Fund No.3	Investment fund	Korea	—	100.0%	December
BC Card Co., Ltd.	Credit card business	Korea	69.5%	69.5%	December
VP Inc.	Payment security service for credit card, others	Korea	50.9%	50.9%	December
H&C Network	Call centre for financial sectors	Korea	100.0%	100.0%	December
BC Card China Co., Ltd.	Software development and data processing	China	100.0%	100.0%	December
INITECH Co., Ltd.[5]	Internet banking ASP and security solutions	Korea	58.2%	58.2%	December
Smartro Co., Ltd.	VAN (Value Added Network) business	Korea	81.1%	81.1%	December
KTDS Co., Ltd.[5]	System integration and maintenance	Korea	95.5%	95.5%	December
KT M Hows Co., Ltd.	Mobile marketing	Korea	65.0%	90.0%	December
KT M&S Co., Ltd.	PCS distribution	Korea	100.0%	100.0%	December
KT Music Corporation[4]	Online music production and distribution	Korea	49.9%	49.9%	December
KT Skylife Co., Ltd.[5]	Satellite broadcasting business	Korea	50.3%	50.3%	December
Skylife TV Co., Ltd.	TV contents provider	Korea	92.6%	92.6%	December
KT Estate Inc.	Residential building development and supply	Korea	100.0%	100.0%	December
KT AMC Co., Ltd.	Asset management and consulting services	Korea	100.0%	100.0%	December
NEXR Co., Ltd.	Cloud system implementation	Korea	100.0%	100.0%	December
KTSB Data service	Data centre development and related service	Korea	51.0%	51.0%	December
KT Innoedu Co., Ltd.	E-learning business	Korea	95.6%	96.8%	December
KT Sat Co., Ltd.	Satellite communication business	Korea	100.0%	100.0%	December
Nasmedia, Inc.[3]	Online advertisement	Korea	45.4%	42.8%	December

KT Corporation and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2014, 2015 and 2016

			Controlling percentage ownership[1] (%)
Subsidiary	Type of Business	Location	December 31, 2015	December 31, 2016	Closing month
KT Sports	Management of sports group	Korea	100.0%	100.0%	December
KT Music Contents Fund No.1	Music contents investment business	Korea	80.0%	80.0%	December
KT-Michigan Global Content Fund	Content investment business	Korea	81.3%	88.6%	December
Autopion Co., Ltd.	Service for information and communication	Korea	100.0%	100.0%	December
KTCS Corporation[2,5]	Database and online information provider	Korea	30.9%	30.9%	December
KTIS Corporation[2,5]	Database and online information provider	Korea	30.0%	30.1%	December
KT M mobile	Special category telecommunications operator and sales of communication device	Korea	100.0%	100.0%	December
KT Investment Co., Ltd.	Technology business finance	Korea	100.0%	100.0%	December
NgeneBio[4]	Medicine and Pharmacy development business	Korea	49.8%	49.8%	December
Whowho&Company Co., Ltd.	Software development and supply	Korea	—	100.0%	December
KT Rwanda Networks Ltd.	Network installation and management	Rwanda	51.0%	51.0%	December
AOS Ltd.	System integration and maintenance	Rwanda	51.0%	51.0%	December
KT Belgium	Foreign investment business	Belgium	100.0%	100.0%	December
KT ORS Belgium	Foreign investment business	Belgium	100.0%	100.0%	December
Korea Telecom Japan Co., Ltd.	Foreign telecommunication business	Japan	100.0%	100.0%	December
KBTO sp.zo.o.	Electronic communication business	Poland	60.0%	75.0%	December
Korea Telecom China Co., Ltd.	Foreign telecommunication business	China	100.0%	100.0%	December
KT Dutch B.V	Super iMax and East Telecom management	Netherlands	100.0%	100.0%	December
Super iMax LLC	Wireless high speed internet business	Uzbekistan	100.0%	100.0%	December
East Telecom LLC	Fixed line telecommunication business	Uzbekistan	91.0%	91.0%	December
Korea Telecom America, Inc.	Foreign telecommunication business	USA	100.0%	100.0%	December
PT. KT Indonesia	Foreign telecommunication business	Indonesia	99.0%	99.0%	December
PT. BC Card Asia Pacific	Software development and supply	Indonesia	99.9%	99.9%	December
KT Hongkong Telecommunications Co., Ltd.	Fixed line communication business	Hong Kong	—	100.0%	December
N SEARCH MARKETING Corp.	Advertising agency business	Korea	—	100.0%	December

1	Sum of the ownership interests owned by the Controlling Company and subsidiaries.
2	Although the Controlling Company owns less than 50% ownership in this entity, this entity is consolidated as the Controlling Company can exercise the majority voting rights in its decision-making process at all times considering the historical voting pattern at the shareholders’ meetings.

KT Corporation and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2014, 2015 and 2016

3	Although the Controlling Company owns less than 50% ownership in this entity, this entity is consolidated as the Controlling Company holds the majority of voting right based on an agreement with other investors.
4	Although the Controlling Company owns less than 50% ownership in this entity, this entity is consolidated as the Controlling Company holds the potential voting rights by a stock purchase agreement with other investors.
5	The number of subsidiaries’ treasury stock is deducted from the total number of shares when calculating the controlling percentage ownership.

Changes in scope of consolidation in 2016 are as follows:

Changes	Location	Subsidiary	Reason
Included	Korea	Smart Channel Co., Ltd.	Gain of actual control
		K-Realty Rental Housing REIT 2	Newly established
		K-Realty US REIT 1	Newly established
		Whowho&Company Co., Ltd.	Spun-off
		KT Strategic Investment Fund No.3	Newly established
		N SEARCH MARKETING Corp.	Acquisition of share
	Hong Kong	KT Hongkong Telecommunications Co., Ltd.	Newly established
Excluded	Korea	K-Realty Rental Housing REIT 1	Decrease in percentage of ownership
		K-Realty Rental Housing REIT 2	Decrease in percentage of ownership
		Smart Channel Co., Ltd.	Bankrupt
		K-REALTY US Rental Housing REIT 2	Liquidation
		KTC Media Contents Fund 2	Liquidation

KT Corporation and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2014, 2015 and 2016

Summarized information for consolidated subsidiaries as of and for the years ended December 31, 2014, 2015 and 2016, is as follows:

(in millions of Korean won)	2014
	Total assets		Total liabilities		Operating revenues		Profit (loss) for the year
KT Powertel Co., Ltd.	￦	157,330	￦	29,996	￦	105,250	￦	5,368
KT Linkus Co., Ltd.		70,718		64,043		106,642		1,076
KT Submarine Co., Ltd.		111,877		16,188		77,292		9,018
KT Telecop Co., Ltd.		305,988		161,188		258,692		(6,576)
KT Hitel Co.,Ltd.[1]		226,994		31,429		494,455		12,205
KT Capital Co., Ltd.[1]		2,038,263		1,759,641		186,114		69,491
BC Card Co., Ltd.[1]		2,700,388		1,794,923		3,297,308		134,450
H&C Network[1]		223,896		69,537		217,256		8,506
Nasmedia, Inc.		97,502		34,933		29,865		7,956
Sofnics, Inc.		213		48		349		(1,029)
KTDS Co., Ltd[1].		92,676		58,486		354,094		(11,394)
KT M Hows Co., Ltd.		22,846		17,446		23,683		(5,626)
KT M&S Co., Ltd.		281,787		221,227		885,456		6,391
KT Music Corporation		83,386		27,069		86,449		3,240
KT Skylife Co., Ltd.[1]		683,009		246,326		656,430		55,162
KT Estate Inc.[1]		1,496,815		169,788		247,256		11,212
KTSB Dataservice		25,094		1,384		2,457		(3,960)
Centios Co., Ltd [1]		40,503		26,464		21,954		(4,012)
Enswers Inc.		7,260		23,244		4,644		(4,533)
Ustream Inc.		635		246		1,818		(1,313)
KT Innoedu Co., Ltd.		8,761		11,913		21,010		(7,291)
KT Rental[1]		2,656,385		2,317,650		1,074,569		51,388
KT Media Hub Co., Ltd.		172,621		76,995		335,451		14,054
KT Sat Co., Ltd.		480,689		45,540		139,865		30,016
Best Partners Co., Ltd.		113		100		346		(753)
T-ON Telecom		2,543		1,903		469		(1,802)
KT Sports		15,753		8,220		42,320		(1,305)
KT Music Contents Fund No.1		10,573		304		230		(74)
KT-Michigan Global Content Fund		5,610		—		29		(617)
Autopion Co., Ltd.		5,791		3,194		9,892		662
KTCS Corporation[1]		303,574		155,603		234,852		4,704
KTIS Corporation		215,741		68,046		83,850		(539)
Korea Telecom Japan Co., Ltd.		16,551		21,279		34,717		(22,769)
Korea Telecom China Co., Ltd.		1,011		213		1,532		(25)
KT Dutch B.V.[1]		43,312		8		519		462
Super iMax LLC		11,565		6,337		7,660		(710)
East Telecom LLC		27,916		13,602		18,672		278
Korea Telecom America, Inc.		5,627		1,295		6,318		211
PT. KT Indonesia		32		—		—		1
KT Rwanda Networks Ltd.		201,130		105,095		3,809		(18,984)
KT Belgium		72,405		14		—		(192)
KT ORS Belgium		1,932		6		—		(82)
KBTO sp.zo.o.		3		33		—		(32)
Africa Olleh Services Ltd.		9,870		255		4,773		(1,772)

KT Corporation and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2014, 2015 and 2016

(In millions of Korean won)	2015
	Total assets		Total liabilities		Operating revenues		Profit (loss) for the year
KT Powertel Co., Ltd.	￦	113,515	￦	21,182	￦	104,527	￦	(32,417)
KT Linkus Co., Ltd.		77,141		65,745		116,095		3,449
KT Submarine Co., Ltd.		160,314		63,518		67,268		4,145
KT Telecop Co., Ltd.		269,191		134,966		302,844		(7,593)
KT Hitel Co., Ltd.		235,757		33,938		162,155		7,258
KT Service Bukbu Co., Ltd[2]		31,879		22,627		89,498		(4,630)
KT Service Nambu Co., Ltd[2]		20,729		10,567		110,129		(5,055)
BC Card Co., Ltd.[1]		2,963,952		1,945,634		3,504,946		218,969
H&C Network[1]		248,189		70,635		241,008		19,513
Nasmedia, Inc.		141,733		72,202		45,630		9,916
KTDS Co., Ltd.[1]		162,518		116,654		423,015		12,836
KT M Hows Co., Ltd.		25,093		17,980		19,352		1,728
KT M&S Co., Ltd.		256,246		217,892		853,011		(18,776)
KT Music Corporation		90,518		30,704		90,005		3,446
KT Skylife Co., Ltd.[1]		711,294		217,850		668,521		72,987
KT Estate Inc.[1]		1,603,438		260,292		254,776		27,487
KTSB Data service		23,063		1,730		4,390		(2,444)
KT Innoedu Co., Ltd.		5,858		7,585		18,156		(4,288)
KT Sat Co., Ltd.		679,959		210,110		133,326		27,174
KT Sports		15,341		11,643		51,801		(3,836)
KT Music Contents Fund No.1		10,206		47		468		(111)
KT-Michigan Global Content Fund		5,401		—		861		(209)
Autopion Co., Ltd.		7,102		3,317		10,585		1,123
KT M mobile		64,756		13,121		42,478		(36,725)
KT Investment Co., Ltd.		49,485		30,827		4,704		(219)
NgeneBio		7,894		4,683		—		(434)
KTCS Corporation[1]		346,949		194,367		1,066,556		13,685
KTIS Corporation		211,164		55,370		473,892		15,041
Korea Telecom Japan Co., Ltd.		13,889		14,393		25,652		(248)
Korea Telecom China Co., Ltd.		909		198		1,748		(95)
KT Dutch B.V.[1]		29,402		27		161		118
Super iMax LLC		14,962		8,186		8,291		(2,220)
East Telecom LLC		30,833		17,066		24,066		664
Korea Telecom America, Inc.		6,016		1,378		6,391		156
PT. KT Indonesia		22		—		—		(9)
KT Rwanda Networks Ltd.		188,951		147,653		7,299		(28,721)
KT Belgium		77,058		4		—		(127)
KT ORS Belgium		1,996		20		—		(75)
KBTO sp.zo.o.		1,471		1,817		—		(328)
Africa Olleh Services Ltd.		11,928		12,187		8,712		(923)

KT Corporation and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2014, 2015 and 2016

(In millions of Korean won)	2016
	Total assets		Total liabilities		Operating revenue		Profit (loss) for the year
KT Powertel Co., Ltd.	￦	113,725	￦	19,899	￦	81,390	￦	202
KT Linkus Co., Ltd.		64,318		56,953		117,587		(3,830)
KT Submarine Co., Ltd.		156,993		55,573		84,137		5,146
KT Telecop Co., Ltd.		265,553		132,344		315,948		143
KT Hitel Co., Ltd.		249,202		46,941		198,994		4,298
KT Service Bukbu Co., Ltd.		32,863		24,580		182,952		694
KT Service Nambu Co., Ltd.		32,621		24,282		218,602		772
BC Card Co., Ltd.[1]		3,651,065		2,602,404		3,567,512		163,131
H&C Network[1]		272,110		80,983		266,613		14,749
Nasmedia, Inc.[1]		263,925		159,502		70,037		11,972
KTDS Co., Ltd.[1]		197,970		151,644		476,379		10,838
KT M Hows Co., Ltd.		28,539		18,466		19,922		2,865
KT M&S Co., Ltd.		247,854		227,507		724,144		(12,955)
KT Music Corporation		110,080		41,953		111,450		8,235
KT Skylife Co., Ltd.[1]		777,948		231,452		668,945		68,863
KT Estate Inc.[1]		1,734,729		375,341		405,417		6,815
KTSB Data service		20,075		759		5,136		(1,983)
KT Innoedu Co., Ltd.		6,477		7,259		15,599		103
KT Sat Co., Ltd.		744,653		253,041		144,594		36,266
KT Sports		16,925		13,573		48,476		(198)
KT Music Contents Fund No.1		10,592		331		349		103
KT-Michigan Global Content Fund		16,250		163		133		(514)
Autopion Co., Ltd.		6,163		2,794		7,772		(409)
KT M mobile		131,446		20,369		112,532		(40,041)
KT Investment Co., Ltd.[1]		39,506		23,123		10,130		(1,832)
NgeneBio		6,361		4,733		244		(1,833)
KTCS Corporation[1]		327,128		171,012		955,050		7,892
KTIS Corporation		221,176		63,871		436,914		9,991
Korea Telecom Japan Co., Ltd.		3,592		5,374		5,122		(1,391)
Korea Telecom China Co., Ltd.		532		188		930		60
KT Dutch B.V		34,197		73		166		85
Super iMax LLC		10,308		6,734		10,759		(1,802)
East Telecom LLC		31,885		16,554		27,492		3,257
Korea Telecom America, Inc.		4,464		1,306		7,113		181
PT. KT Indonesia		16		—		—		(7)
KT Rwanda Networks Ltd.		167,112		149,421		13,435		(31,455)
KT Belguium		79,391		7		—		(67)
KT ORS Belgium		2,013		23		—		(46)
KBTO sp.zo.o.		1,166		2,378		21		(2,587)
AOS Ltd.		10,025		10,683		14,481		(1,123)
KT Hongkong Telecommunications Co., Ltd.		1,571		956		1,568		120

1	These companies are the intermediate controlling companies of other subsidiaries and the above financial information is from their consolidated financial statements.

KT Corporation and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2014, 2015 and 2016

2	These entities were newly consolidated for the years ended December 31, 2015. Only operating revenues and net income subsequent to the inclusion of consolidation scope are disclosed above.

2.	Significant Accounting Policies

The following is a summary of significant accounting policies followed by the Group in the preparation of its financial statements. These policies have been consistently applied to all the years presented, unless otherwise stated.

2.1	Basis of Preparation

The consolidated financial statements of the Group have been prepared in accordance with International Financial Reporting Standards(“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

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

Certain accounts within the consolidated statement of financial position as of December 31, 2015 presented for comparative purpose have been reclassified in accordance with presentation method used in consolidated statement of financial position as of December 31, 2016. These reclassifications do not have any impacts on net asset and profit or loss reported as of and for the year ended December 31, 2015.

2.2	Changes in Accounting Policy and Disclosures

(1) New standards and amendments adopted by the Group

The Group has applied the following standards and amendments for the first time for their annual reporting period commencing January 1, 2016. The adoption of these amendments did not have any material impact on the consolidated financial statements.

- Disclosure Initiative – Amendments to IAS 1, Presentation of Financial Statements

Amendment to IAS 1, Presentation of Financial Statements clarifies that materiality applies to the exclusion or inclusion or aggregation of the disclosures in the notes and also, clarifies that the share of OCI arising from equity-accounted should be presented in total for items which will and will not be reclassified to profit or loss. Additional amendments are made in relation to a particular order of the notes and other.

- Clarification of Acceptable methods of Depreciation and Amortization – Amendments to IAS 16, Property, plant and equipment, and IAS 38, Intangible assets: Amortization based on revenue

Amendments to IAS 16, Property, plant and equipment clarify that a revenue-based method should not be used to calculate the depreciation of items of property, plant and equipment. IAS 38, Intangible assets: Amortization based on revenue now includes a rebuttable presumption that the amortization of intangible assets based on revenue is inappropriate. This presumption can be overcome if either; the intangible asset is expressed as a measure of revenue, or it can be shown that revenue and the consumption of economic benefits generated by the asset are highly correlated.

KT Corporation and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2014, 2015 and 2016

- Investment entities: Applying the Consolidation Exception – Amendments to IFRS 10, Consolidated Financial Statements, IAS 28, Investment in Associates and Joint Ventures, and IFRS 12, Disclosures of Interests in Other Entities

•	Amendments made to IFRS 10, Consolidated Financial Statements clarify that the exception from preparing consolidated financial statement is also available to intermediate parent entities which are subsidiaries of investment entities. If an investment entity has a subsidiary that is an investment entity and whose activities are providing services that related to the investment entity’s investment activities, the investment entity measures the subsidiary at fair value through profit or loss.

•	Amendments made to IAS 28, Investment in Associates and Joint Ventures clarify that entities which are not investment entities but have an interest in an associate which is an investment entity have a policy choice when applying the equity method of accounting.

•	Amendments made to IFRS 12, Disclosures of Interests in Other Entities clarify that an investment entity which does not prepare consolidated financial statements should present disclosures relating to investment entities required by IFRS 12.

- Annual Improvements to IFRSs 2012-2014 Cycle

Annual Improvements to IFRSs 2012-2014 Cycle consist of the following amendments. The application does not have a material impact on the consolidated financial statements.

•	IFRS 5, Non-current Assets Held for Sale and Discontinued Operations clarifies when an asset (or disposal group) is reclassified from ‘held for sale’ to ‘held for distribution’ or vice versa, this does not have to be accounted for as such.

•	IFRS 7, Financial Instruments: Disclosures clarifies the specific guidance for transferred financial assets to help management determine whether the terms of a servicing arrangement constitute ‘continuing involvement’, and also clarifies that the additional disclosures relating to the amendments in 2012 ‘Offsetting of Financial Assets and Financial Liabilities’ only need to be included in interim reports if required by IAS 34, Interim Financial Reporting.

•	IAS 19, Employee Benefits clarifies that when determining the discount rate for post-employment benefit obligations, it is the currency in which the liabilities are denominated that is important, and not the country where they arise.

•	IAS 34, Interim Financial Reporting clarifies what is meant by the reference in the standard to ‘information disclosed elsewhere in the interim financial report’; and also amended requirements for a cross-reference from the interim financial statements to the location of that information.

(2) New standards, amendments and interpretations not yet adopted

Certain new accounting standards and interpretations that have been published that are not mandatory for December 31, 2016 reporting periods and have not been early adopted by the Group are set out below.

- Amendments to IAS 7, Statement of Cash Flows

Amendments to IAS 7, Statement of Cash Flows requires to provide disclosures that enable users of financial statements to evaluate changes in liabilities arising from financing activities, including

KT Corporation and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2014, 2015 and 2016

both changes arising from cash flows and non-cash flows. The Group will apply this amendment for annual reporting periods beginning on or after January 1, 2017. The Group does not expect the amendments to have a significant impact on the consolidated financial statements.

- Amendments to IFRS 2, Share-based Payment

Amendments to IFRS 2 clarify accounting for a modification to the terms and conditions of a share-based payment that changes the classification of the transaction from cash-settled to equity-settled. Also, the amendments clarify that the measurement approach should treat the terms and conditions of a cash-settled award in the same way as for an equity-settled award. The Group will apply the amendments for annual periods beginning on or after January 1, 2018. The Group does not expect the amendments to have a significant impact on the consolidated financial statements.

- IFRS 9, Financial Instruments

The new standard for financial instruments issued on September 25, 2015 are effective for annual periods beginning on or after January 1, 2018 with early application permitted. This standard will replace IAS 39, Financial Instruments: Recognition and Measurement. The Group will apply the standards for annual periods beginning on or after January 1, 2018.

The standard requires retrospective application with some exceptions. For example, an entity is not required to restate prior period in relation to classification and measurement (including impairment) of financial instruments. The standard requires prospective application of its hedge accounting requirements for all hedging relationships except the accounting for time value of options and other exceptions.

IFRS 9, Financial Instruments requires all financial assets to be classified and measured on the basis of the entity’s business model for managing financial assets and the contractual cash flow characteristics of the financial assets. A new impairment model, an expected credit loss model, is introduced and any subsequent changes in expected credit losses will be recognized in profit or loss. Also, hedge accounting rules are amended to extend the hedging relationship, which consists only of eligible hedging instruments and hedged items, qualifies for hedge accounting.

An effective implementation of IFRS 9 requires preparation processes including financial impact assessment, accounting policy establishment, accounting system development and the system stabilization. The impact on the Group’s financial statements due to the application of the standard is dependent on judgements made in applying the standard, financial instruments held by the Group and macroeconomic variables. The following areas are likely to be affected in general with the implementation of IFRS 9. The Group is in preparation for analyzing the effects to the consolidated financial statement.

(a) Classification and Measurement of Financial Assets

When implementing IFRS 9, the classification of financial assets will be driven by the Group’s business model for managing the financial assets and contractual terms of cash flow. The following table shows the classification of financial assets measured subsequently at amortized cost, at fair value through other comprehensive income and at fair value through profit or loss. For hybrid (combined) instruments, if the Group is unable to measure an embedded derivative separately from its host contract, financial assets with embedded derivatives are classified in their entirety.

KT Corporation and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2014, 2015 and 2016

Business model for the contractual cash flows characteristics	Solely represent payments of principal and interest	All other
Hold the financial asset for the collection of the contractual cash flows	Measured at amortized cost[1]	Recognized at fair value through profit or loss[2]
Hold the financial asset for the collection of the contractual cash flows and trading	Recognized at fair value through other comprehensive income[1]
Hold for trading	Recognized at fair value through profit or loss

1	A designation at fair value through profit or loss is allowed only if such designation mitigates an accounting mismatch (irrevocable).
2	Equity investments not held for trading can be recorded in other comprehensive income (irrevocable).

With the implementation of IFRS 9, the criteria to classify the financial assets at amortized cost or at fair value through other comprehensive income are more strictly applied than the criteria applied with IAS 39. Accordingly, the financial assets at fair value through profit or loss may increase by implementing IFRS 9 and may result an extended fluctuation in profit or loss.

As of December 31, 2016, the Group owns loans and receivables of ￦9,653,443 million and financial assets available-for-sales of ￦404,774 million.

According to IFRS 9, equity instruments that are not held for trading, the Group can make an irrevocable election at initial recognition to classify the instruments as assets measured at fair value through other comprehensive income, which all subsequent changes in fair value being recognized in other comprehensive income and not recycled to profit or loss. As at December 31, 2016, the Group holds equity instruments of ￦378,090 million classified as financial assets available-for-sale.

According to IFRS 9, debt instruments those contractual cash flows do not represent solely payments of principal and interest and held for trading, and equity instruments that are not designated as instruments measured at fair value through other comprehensive income are measured at fair value through profit or loss.

(b) Impairment: Financial Assets and Contract Assets

IFRS 9 sets out a new forward looking ‘expected loss’ impairment model which replaces the incurred loss model under IAS 39 and applies to:

•	Financial assets measured at amortized cost

•	Debt investments measured at fair value through other comprehensive income, and

•	Certain loan commitments and financial guaranteed contracts.

And the Group could recognize credit losses early in accordance with IAS 39. The Group holds debt instrument of ￦9,683,586 million (Loan and trade receivables of ￦9,653,443 million, Held-to-maturity ￦30,143 million). For this assets, the Group provides loss allowance of ￦612,487 million.

KT Corporation and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2014, 2015 and 2016

(c) Hedge Accounting

Hedge accounting mechanics (fair value hedges, cash flow hedges and hedge of net investments in a foreign operations) required by IAS 39 remains unchanged in IFRS 9, however, the new hedge accounting rules will align the accounting for hedging instruments more closely with the Group’s risk management practices. As a general rule, more hedge relationships might be eligible for hedge accounting, as the standard introduces a more principles-based approach. IFRS 9 allows more hedging instruments and hedged items to qualify for hedge accounting, and relaxes the hedge accounting requirement by removing two hedge effectiveness tests that are a prospective test to ensure that the hedging relationship is expected to be highly effective and a quantitative retrospective test (within range of 80-120%) to ensure that the hedging relationship has been highly effective throughout the reporting period. As of December 31, 2016, the Group applies the hedge accounting to its assets and liabilities that amount to ￦227,318 million and ￦14,928 million respectively.

- IFRS 15 Revenue from Contracts with Customers

The Group will apply IFRS 15 Revenue from Contracts with Customers issued on November 6, 2015 for annual reporting periods beginning on or after January 1, 2018. This standard replaces IAS 18, Revenue, IAS 11, Construction Contracts, SIC-31, Revenue-Barter Transactions Involving Advertising Services, IFRIC 13, Customer Loyalty Programs, IFRIC 15 Agreements for the Construction of Real Estate and IFRIC 18 Transfers of assets from customers. The Group must apply IFRS 15, Revenue from Contracts with Customers within annual reporting periods beginning on or after January 1, 2018, and will apply the standard retrospectively to prior reporting period presented in accordance with IAS 8, Accounting Policies, Changes in Accounting Estimates and Errors and apply simplified transition method with no restatement for completed contracts and other as of January 1, 2017.

The new standard is based on the principle that revenue is recognized when control of a good or service transfers to a customer so the notion of control replaces the existing notion of risks and rewards. A new five-step process must be applied before revenue from contract with customer can be recognized:

•	Identify contracts with customers

•	Identify the separate performance obligation

•	Determine the transaction price of the contract

•	Allocate the transaction price to each of the separate performance obligations, and

•	Recognize the revenue as each performance obligation is satisfied.

The Group had organized separate Task Force team for implementation of IFRS 15 since December 31, 2014 for preparation of implementing IFRS 15 Revenue from Contracts with Customers. Also, the Group has been developing the internal control system and constructs accounting process system by analyzing the Group’s revenue structure with accounting firm and computation expert. IFRS 15 will affect not only accounting method but also the general business practice including strategy for sales and business attitude. Therefore, the Group opens an orientation program for both Group’s directors and employees, and periodically reports to the managements about plan for implementation and progress.

KT Corporation and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2014, 2015 and 2016

As at the December 31, 2016 the Group is analyzing the effects on the consolidated financial statement with the implementation of IFRS 15. The Group plans to complete the detailed analysis on financial effects of applying the standard by March 31, 2018. The Group identified the following areas are likely to be affected in general.

(a)	Identifying performance obligations

The Group provides telecommunication services and sells handsets as their main business. With the implementation of IFRS 15, the Group identifies performance obligations with a customer such as providing telecommunication services, selling handsets and other. The timing of revenue recognition depends on a performance obligation is satisfied at a point in time or over time. Where a performance obligation is satisfied over time, the related revenue is also recognized over time.

(b)	Allocation the transaction price

With implementation of IFRS 15, the Group allocates the transaction price to each performance obligation identified in a contract based on the relative stand-alone selling prices of the goods or services being provided to the customer. To allocate the transaction price to each performance obligation on a relative stand-alone price basis, the Group determines the stand-alone selling price at contract inception of the distinct good or service underlying each performance obligation in the contract and allocate the transaction price in proportion to those stand-alone selling price. The stand-alone selling price is the price at which the Group would sell a promised good or service separately to the customer. The best evidence of a stand-alone selling price is the observable price of a good or service when the Group sells that good or service separately in similar circumstances and to similar customers.

(c)	Incremental costs of obtaining a contract

The Group pays the commission fees when new customer subscribe for telecommunication services. The incremental costs of obtaining a contract are those commission fees that the Group incurs to obtain a contract with a customer that it would not have incurred if the contract had not been obtained.

According to IFRS 15, the Group recognizes as an asset the incremental cost of obtaining contract and amortize it through the contract period. However, as a practical expedient, the Group may recognize the incremental costs of obtaining a contracts as an expense when incurred if the amortization period of the asset is one year or less.

2.3	Consolidation

The Group has prepared the consolidated financial statements in accordance with IFRS 10, Consolidated Financial Statements.

(1) Subsidiaries

Subsidiaries are all entities over which the Group has control. The Group controls an entity when the Group is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power to direct the activities of the entity.

KT Corporation and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2014, 2015 and 2016

Subsidiaries are fully consolidated from the date on which control is transferred to the Group. They are deconsolidated from the date that control ceases.

The acquisition method of accounting is used to account for business combinations by the Group. The consideration transferred is measured at the fair values of the assets transferred, and identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair values at the acquisition date. The Group recognizes any non-controlling interest in the acquired entity on an acquisition-by-acquisition basis either at fair value or at the non-controlling interest’s proportionate share of the acquired entity’s net identifiable assets. All other non-controlling interests are measured at fair values, unless otherwise required by other standards. Acquisition-related costs are expensed as incurred.

The excess of consideration transferred, amount of any non-controlling interest in the acquired entity and acquisition-date fair value of any previous equity interest in the acquired entity over the fair value of the net identifiable assets acquired is recorded as goodwill. If those amounts are less than the fair value of the net identifiable assets of the business acquired, the difference is recognized directly in profit or loss as a bargain purchase.

Intercompany transactions, balances and unrealized gains on transactions between group companies are eliminated. Unrealized losses are also eliminated unless the transaction provides evidence of an impairment of the transferred asset. Accounting policies of subsidiaries have been changed where necessary to ensure consistency with the policies adopted by the Group.

(2) Changes in ownership interests in subsidiaries without change of control

Any difference between the amount of the adjustment to non-controlling interest that do not result in a loss of control and any consideration paid or received is recognized in a separate reserve within equity attributable to owners of the Controlling Group.

(3) Disposal of subsidiaries

When the Group ceases to consolidate for a subsidiary because of a loss of control, any retained interest in the subsidiary is remeasured to its fair value with the change in carrying amount recognized in profit or loss.

(4) Associates

Associates are all entities over which the Group has significant influence, and investments in associates are initially recognized at acquisition cost using the equity method. Unrealized gains on transactions between the Group and its associates are eliminated to the extent of the Group’s interest in the associates. If there is any objective evidence that the investment in the associate is impaired, the Group recognizes the difference between the recoverable amount of the associate and its book amount as impairment loss.

(5) Joint arrangement

A joint arrangement, wherein two or more parties have joint control, is classified as either a joint operation or a joint venture. A joint operator recognizes its direct right to the assets, liabilities, revenues and expenses of joint operations and its share of any jointly held or incurred assets,

KT Corporation and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2014, 2015 and 2016

liabilities, revenues and expenses. A joint venture has rights to the net assets relating to the joint venture and accounts for that investment using the equity method.

2.4	Segment Reporting

Information of each operating segment is reported in a manner consistent with the business segment reporting provided to the chief operating decision-maker (Note 32). The chief operating decision-maker is responsible for allocating resources and assessing performance of the operating segments.

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

(2) Transactions and balances

Foreign currency transactions are translated into the functional currency using the exchange rates at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation of monetary assets and liabilities denominated in foreign currencies at year end exchange rates are generally recognized in profit or loss.

Non-monetary items that are measured at fair value in a foreign currency are translated using the exchange rates at the date when the fair value was determined. Translation differences on assets and liabilities carried at fair value are reported as part of the fair value gain or loss. For example, translation differences on non-monetary assets and liabilities such as equities held at fair value through profit or loss are recognized in profit or loss as part of the fair value gain or loss and translation differences on non-monetary assets such as equities classified as available-for-sale financial assets are recognized in other comprehensive income.

(3) Translation to the presentation currency

The results and financial position of foreign operations that have a functional currency different from the presentation currency are translated into the presentation currency as follows:

•	assets and liabilities for each statement of financial position presented are translated at the closing rate at the end of the reporting period,

•	income and expenses for each statement of profit or loss are translated at average exchange rates,

•	equity is translated at the historical exchange rate, and

•	all resulting exchange differences are recognized in other comprehensive income.

2.6	Cash and Cash Equivalents

Cash and cash equivalents include cash on hand, deposits held at call with banks, and other short-term highly liquid investments with original maturities of less than three months.

KT Corporation and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2014, 2015 and 2016

2.7	Financial Assets

(1) Classification and measurement

The Group classifies its financial assets into the following categories: financial assets at fair value through profit or loss, available-for-sale financial assets, loans and receivables, and held-to-maturity financial assets. Regular way purchases and sales of financial assets are recognized on trade-date, the date on which the Group commits to purchase or sell the asset.

At initial recognition, the Group measures a financial asset at its fair value plus, in the case of a financial asset not at fair value through profit or loss, transaction costs that are directly attributable to the acquisition of the financial asset. Transaction costs of financial assets carried at fair value through profit or loss are expensed in profit or loss. Available-for-sale financial assets and financial assets at fair value through profit or loss are subsequently carried at fair value. And, loans and receivables and held-to-maturity investments are subsequently carried at amortized cost using the effective interest method.

Gains or losses arising from changes in the fair value of financial assets at fair value through profit or loss are recognized in profit or loss within other income or other expenses. Gains or losses arising from changes in the available-for-sale financial assets are recognized in other comprehensive income, and amounts are reclassified to profit or loss when the associated assets are sold or impaired.

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

December 31, 2014, 2015 and 2016

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

Derivatives are initially recognized at fair value on the date when a derivative contract is entered into and are subsequently remeasured at their fair value. Changes in the fair value of the derivatives that are not qualified for hedge accounting are recognized in the statement of profit or loss within ‘other income (expenses)’ and ‘finance income (expenses)’ according to the nature of transactions.

If the Group uses a valuation technique that incorporates data not obtained from observable markets for the fair value at initial recognition of the financial instrument, there may be a difference between the transaction price and the amount determined using that valuation technique (Day 1 profit and loss). In these circumstances, the fair value of the financial instrument is recognized as the transaction price and the difference is amortized by using the straight-line method over the life of the financial instrument. If the fair value of the financial instrument is subsequently determined using observable market inputs, the remaining deferred amount is recognized in profit or loss in the statement of profit or loss.

The Group applies cash flow hedge accounting to hedge the risks of foreign exchange and interest rates of the variable rate foreign currency bonds. The effective portion of changes in the fair value of derivatives that are designated and qualify as cash flow hedges is recognized in other comprehensive income. The gain or loss relating to the ineffective portion is recognized immediately as finance income (expenses) in the statement of profit or loss. Amounts of changes in fair value of effective hedging instruments accumulated in other comprehensive income are recognized as ‘finance income (expenses)’ for the periods when the corresponding transactions affect profit or loss. When a forecast transaction is no longer expected to occur, the cumulative gain or loss that is reported in other comprehensive income is recognized as ‘finance income (expenses)’.

If the hedge no longer meets the criteria for hedge accounting, the adjustment to the carrying amount of a hedged item for which the effective interest method is used is amortized to profit or loss over the period to maturity.

KT Corporation and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2014, 2015 and 2016

2.9	Inventories

Inventories are stated at the lower of cost and net realizable value. Cost is determined using the moving average method, except for inventories in-transit which is determined using the specific identification method.

2.10	Non-current Assets (or Disposal Group) Held-for-sale

Non-current assets (or disposal group) are classified as assets held-for-sale when their carrying amount is to be recovered principally through a sale transaction and a sale is considered highly probable. The assets are measured at the lower amount between their carrying amount and the fair value less costs to sell.

2.11	Property, plant and Equipment

Property, plant and equipment are stated at its cost less accumulated depreciation and accumulated impairment losses. Historical cost includes expenditures that is directly attributable to the acquisition of the items.

Depreciation of all property, plant, and equipment, except for land is calculated using the straight-line method to allocate their cost, net of their residual values, over their estimated useful lives, as follows:

Estimated Useful Life
Buildings	5 – 40 years
Structures	5 – 40 years
Machinery and equipment (Telecommunications equipment and others) Others	2 – 40 years
Vehicles	4 – 6 years
Tools	4 – 6 years
Office equipment	2 – 6 years

The depreciation method, residual values and useful lives of property, plant and equipment are reviewed at the end of each reporting period and, if appropriate, accounted for as changes in accounting estimates.

2.12	Investment Property

Investment property is a property held to earn rentals or for capital appreciation or both. An investment property is measured initially at its cost. After recognition as an asset, investment property is carried at cost less accumulated depreciation and impairment losses. Investment property, except for land, is depreciated using the straight-line method over their useful lives from 10 to 40 years.

2.13	Intangible Assets

(1) Goodwill

Goodwill is measured as explained in Note 2.3 (1) and goodwill arising from acquisition of subsidiaries and business are included in intangible assets. Goodwill is tested annually for impairment and carried at cost less accumulated impairment losses.

KT Corporation and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2014, 2015 and 2016

(2) Intangible assets except goodwill

Intangible assets, except for goodwill, are initially recognized at its historical cost, and carried at cost less accumulated amortization and accumulated impairment losses. Membership rights (condominium membership and golf membership) and broadcast rights that have an indefinite useful life are not subject to amortization because there is no foreseeable limit to the period over which the assets are expected to be utilized. The Group amortizes intangible assets with a limited useful life using the straight-line method over the following periods:

Estimated Useful Life
Development costs	5 – 6 years
Software	6 years
Industrial property rights	5 – 50 years
Frequency usage rights	5 – 10 years
Others[1]	2 – 50 years

[1]	Membership rights (condominium membership and golf membership) and broadcast license included in others are classified as intangible assets with indefinite useful life.

2.14	Borrowing Costs

General and specific borrowing costs that are directly attributable to the acquisition, construction or production of a qualifying asset are capitalized during the period of time that is required to complete and prepare the asset for its intended use or sale. Investment income earned on the temporary investment of specific borrowings pending their expenditure on qualifying assets is deducted from the borrowing costs eligible for capitalization. Other borrowing costs are expensed in the period in which they are incurred.

2.15	Government Grants

Grants from the government are recognized at their fair value where there is a reasonable assurance that the grant will be received and the Group will comply with all attached conditions. Government grants related to assets are presented in the statement of financial position by setting up the grant as deferred income that is recognized in profit or loss on a systematic basis over the useful life of the asset. Grants related to income are presented as a credit in the statement of profit or loss within ‘other income’.

2.16	Impairment of Non-Financial Assets

Goodwill and intangible assets that have an indefinite useful life are not subject to amortization and are tested annually for impairment, or more frequently if events or changes in circumstances indicate that they might be impaired. Other assets are tested for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognized for the amount by which the asset’s carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset’s fair value less costs to sell and value in use. Non-financial assets, other than goodwill, that suffered impairment are reviewed for possible reversal of the impairment at the end of reporting period.

KT Corporation and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2014, 2015 and 2016

2.17	Financial Liabilities

(1) Classification and measurement

The Group’s financial liabilities at fair value through profit or loss are financial instruments held for trading and designated as financial liabilities at fair value through profit or loss. Financial liabilities held for trading are financial liabilities that are incurred principally for the purpose of repurchasing them in the near term and derivatives that are not designated as hedges or bifurcated from financial instruments containing embedded derivatives. Financial liabilities that the Group designated as at fair value through profit or loss are structured financial liabilities containing embedded derivatives issued by the Group.

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

Preferred shares that provide for a mandatory redemption at a particular date are classified as liabilities. Interest expenses on these preferred shares calculated using the effective interest method are recognized in the statement of profit or loss as ‘finance costs’, together with interest expenses recognized from other financial liabilities.

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

Financial guarantees contracts provided by the Group are initially measured at fair value on the date the guarantee was given. Subsequent to initial recognition, the Group’s liabilities under such guarantees are measured at the higher of the amounts below and recognized as ‘other financial liabilities’:

•	the amount determined in accordance with IAS 37, Provisions, Contingent Liabilities and Contingent Assets; or

•	the amount initially recognized less cumulative amortization in accordance with IAS 18, Revenue.

2.19	Compound Financial Instruments

Compound financial instruments are convertible bonds that can be converted into equity instruments at the option of the holder. The liability component of a compound financial instrument

KT Corporation and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2014, 2015 and 2016

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

(1) Post-employment benefits

The Group operates both defined benefit and defined contribution plans.

A defined contribution plan is a pension plan under which the Group pays fixed contributions into a separate entity. The contributions are recognized as employee benefit expenses when an employee has rendered service.

A defined benefit plan is a pension plan that is not a defined contribution plan. Generally, post-employment benefits are payable after the completion of employment, and the benefit amount depended on the employee’s age, periods of service or salary levels. The liability recognized in the statement of financial position in respect of defined benefit pension plans is the present value of the defined benefit obligation at the end of the reporting period less the fair value of plan assets. The defined benefit obligation is calculated annually by independent actuaries using the projected unit credit method. The present value of the defined benefit obligation is determined by discounting the estimated future cash outflows using interest rates of high-quality corporate bonds that are denominated in the currency in which the benefits will be paid, and that have terms approximating to the terms of the related obligation. Remeasurement gains and losses arising from experience adjustments and changes in actuarial assumptions are recognized in the period in which they occur, directly in other comprehensive income.

Changes in the present value of the defined benefit obligation resulting from plan amendments or curtailments are recognized immediately in profit or loss as past service costs.

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

Equity-settled share-based payment is recognized at fair value of equity instruments on grant date, and employee benefit expense is recognized over the vesting period. At the end of each period, the Group revises its estimates of the number of options that are expected to vest based on the non-market vesting and service conditions. It recognizes the impact of the revision to original estimates, if any, in profit or loss, with a corresponding adjustment to equity.

When the options are exercised, the Group issues new shares. The proceeds received, net of any directly attributable transaction costs, are recognized as share capital (nominal value) and share premium.

KT Corporation and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2014, 2015 and 2016

2.22	Provisions

Provisions are measured at the present value of the expenditures expected to be required to settle the obligation, and the increase in the provision due to passage of time is recognized as interest expense.

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

Leases where the Group has substantially all the risks and rewards of ownership are classified as finance leases. Finance leases are capitalized as lease assets and liabilities at the lease’s inception at the fair value of the leased property or, if lower, the present value of the minimum lease payments.

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

2.24	Share Capital

The Group classifies ordinary shares as equity. Where the Controlling Company purchases its own shares, the consideration paid, including any directly attributable incremental costs, is deducted from equity until the share are cancelled or reissued. When these treasury shares are reissued, any consideration received is including in equity attributable to the equity holders of the Controlling Company.

2.25	Revenue Recognition

Revenue is measured at the fair value of the consideration received or receivable for the sale of goods or rendering of services arising from the normal activities of the Group. Amounts disclosed as revenue are net of value added taxes, returns, rebates and discounts and after elimination of intra-group transactions.

The Group recognizes revenue when the amount of revenue can be reliably measured; when it is probable that future economic benefits will flow to the Group; and when specific criteria have been met for each of the Group’s activities, as described below. The Group bases its estimate on historical results, taking into consideration the type of customer, the type of transaction and the specifics of each arrangement.

KT Corporation and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2014, 2015 and 2016

(1) Rendering of Services

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

For other services such as information technology and network services, satellite service, security service and others, when the outcome of a transaction involving the rendering of services can be estimated reliably, revenue associated with such a transaction is recognized by reference to the stage of performance of the services. When the outcome of the transaction involving the rendering of services cannot be estimated reliably, revenue is recognized only to the extent of the expenses recognized that are recoverable.

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

(4) Commission fees

Commission fees related to credit card business are recognized when it is probable that future economic benefits will flow to the entity and these benefits can be reliably measured. Revenues from acquiree fee, agent fee, optional service fees, member service fees and credit card service charge are measured at the fair value of the consideration received and recognized on an accrual basis.

(5) Royalty income

Royalty income is recognized on an accrual basis in accordance with the substance of the relevant agreements.

(6) Dividend income

Dividend income is recognized when the right to receive payment is established.

KT Corporation and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2014, 2015 and 2016

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

The tax expense for the period consists of current and deferred tax. Tax is recognized on the profit for the period in the statement of profit or loss, except to the extent that it relates to items recognized in other comprehensive income or directly in equity. In this case, the tax is also recognized in other comprehensive income or directly in equity, respectively. The tax expense is calculated on the basis of the tax laws enacted or substantively enacted at the end of the reporting period.

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

Deferred tax assets are recognized only if it is probable that future taxable amount will be available to utilize those temporary differences and losses.

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

2.27	Dividend

Dividend distribution to the Group’s shareholders is recognized as a liability in the financial statements in the period in which the dividends are approved by the Group’s shareholders.

KT Corporation and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2014, 2015 and 2016

2.28	Approval of Issuance of the Financial Statements

The issuance of the December 31, 2016 financial statements of the Group was approved by the directors on April 28, 2017.

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

The Group tests whether goodwill has suffered any impairment on an annual basis. The recoverable amount of cash-generating units (CGUs) is determined based on value-in-use calculations (Note 12).

3.2	Income Taxes

The Group is operating in numerous countries and the income generated from these operations is subject to income taxes based on tax laws and interpretations of tax authorities in numerous jurisdictions. There are many transactions and calculations for which the ultimate tax determination is uncertain (Note 28).

If certain portion of the taxable income is not used for investments or increase in wages or dividends in accordance with the Tax System For Recirculation of Corporate Income, the Group is liable to pay additional income tax calculated based on the tax laws. The new tax system is effective for three years from 2015. Accordingly, the measurement of current and deferred income tax is affected by the tax effects from the new system. As the Group’s income tax is dependent on the investments, increase in wages and dividends, there is an uncertainty in measuring the final tax effects.

3.3	Fair Value of Derivatives and Financial Instruments

The fair value of financial instruments that are not traded in an active market is determined by using valuation techniques. The Group uses its judgment to select a variety of methods and make assumptions that are mainly based on market conditions existing at the end of each reporting period (Note 35).

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

KT Corporation and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2014, 2015 and 2016

3.5	Net defined benefit liability

The present value of net defined benefit liability depends on a number of factors that are determined on an actuarial basis using a number of assumptions including the discount rate (Note 17).

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

As described in Note 16, the Group records provisions for litigation and assets retirement obligations as of the end of the reporting period. The provisions are estimated based on the factors such as the historical experiences.

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

4.	Financial Instruments by Category

Financial instruments by category as of December 31, 2015 and 2016, are as follows:

(In millions of Korean won)	2015
Financial assets	Loans and receivables		Assets at fair value through profit and loss		Derivatives used for hedge		Available- for-sale		Held-to- Maturity		Total
Cash and cash equivalents	￦	2,559,464	￦	—	￦	—	￦	—	￦	—	￦	2,559,464
Trade and other receivables		5,557,779		—		—		—		—		5,557,779
Other financial assets		434,093		18		139,088		360,037		18,030		951,266

(In millions of Korean won)	2015
Financial liabilities	Liabilities at fair value through profit and loss		Derivatives used for hedge		Financial liabilities at amortized cost		Total
Trade and other payables	￦	—	￦	—	￦	7,004,000	￦	7,004,000
Borrowings		—		—		8,634,897		8,634,897
Other financial liabilities		2,006		62,883		82,439		147,328

KT Corporation and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2014, 2015 and 2016

(In millions of Korean won)	2016
Financial assets	Loans and receivables		Assets at fair value through profit and loss		Derivatives used for hedge		Available- for-sale		Held-to- Maturity		Total
Cash and cash equivalents	￦	2,900,311	￦	—	￦	—	￦	—	￦	—	￦	2,900,311
Trade and other receivables		6,036,363		—		—		—		—		6,036,363
Other financial assets		716,769		6,277		227,318		404,774		30,143		1,385,281

(In millions of Korean won)	2016
Financial liabilities	Liabilities at fair value through profit and loss		Derivatives used for hedge		Financial liabilities at amortized cost		Total
Trade and other payables	￦	—	￦	—	￦	8,328,082	￦	8,328,082
Borrowings		—		—		8,120,791		8,120,791
Other financial liabilities		1,973		14,928		91,763		108,664

Gains or losses arising from financial instruments by category for the years ended December 31, 2014, 2015 and 2016, are as follows:

(In millions of Korean won)	2014		2015		2016
Loans and receivables
Interest income[1,4]	￦	94,380	￦	85,603	￦	129,813
Loss on foreign currency transaction		(1,086)		(365)		(7,493)
Gain on foreign currency translation		7,954		1,921		3,083
Loss on disposal		(16,464)		(2,539)		(15,838)
Loss on valuation		(230,791)		(141,555)		(92,589)
Assets at fair value through profit or loss
Gain(loss) on disposal		(587)		368		186
Loss on valuation		(794)		—		(7,184)

Derivatives used for hedging
Loss on transaction		(34,653)		(5,157)		—
Gain on valuation		64,700		141,512		109,436
Other comprehensive income for the year[2]		28,928		100,401		60,501
Reclassified to profit or loss from other comprehensive income for the year[2,3]		(49,524)		(88,003)		(71,915)
Available-for-sale
Interest income[1,4]		45		73		40
Dividend income		3,808		7,733		3,926
Gain(loss) on disposal		(13,495)		131,045		22,695
Impairment loss		(70,022)		(1,471)		(966)
Other comprehensive income for the year[2]		39,336		47,381		10,925
Reclassified to profit or loss from other comprehensive income for the year[2]		(17,173)		(83,397)		(3,840)
Held-to-Maturity
Interest income[1,4]		159		226		213

KT Corporation and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2014, 2015 and 2016

(In millions of Korean won)	2014		2015		2016
Liabilities at fair value through profit and loss
Loss on foreign currency transaction		(134)		—		—
Gain(loss) on disposal		13		(850)		(632)
Gain(loss) on valuation		32		(2,006)		33
Derivatives used for hedging
Gain(loss) on transactions		2,121		(273)		8,329
Gain(loss) on valuation		3,179		(1,733)		(138)
Other comprehensive income for the year[2]		(11,938)		11,513		4,295
Reclassified to profit or loss from other comprehensive income for the year[2,3]		4,729		(9,959)		(3,956)
Financial liabilities at amortized cost
Interest expense[4]		(475,084)		(385,925)		(337,219)
Gain(loss) foreign currency transaction		12,443		(23,416)		(7,518)
Loss foreign currency translation		(99,145)		(166,254)		(112,864)
Other liabilities
Financial guarantee gain		5,198		—		—
Total	￦	(753,865)	￦	(385,127)	￦	(308,677)

1	BC Card, a subsidiary of the Group, recognized interest income as operating revenue. Interest income recognized as operating revenue is ￦14,380 million (2014: ￦14,340 million, 2015: ￦15,867 million) for the year ended December 31, 2016.
2	The amounts directly reflected in equity before adjustments of deferred income tax.
3	During the year, certain derivatives of the Group were settled and the related gain or loss on valuation of cash flow hedge in other comprehensive income was reclassified to profit or loss for the year.
4	Excluded the interest income amounting to ￦75,221 million (2014: ￦143,391 million) and the interest expense amounting to ￦59,889 million (2014: ￦103,126 million) recognized by KT Rental Co., Ltd. and KT Capital Co., Ltd., former subsidiaries, as they are classified as discontinued operations for the year ended December 31, 2015.

5.	Cash and Cash Equivalents to Restricted Cash

Restricted cash and cash equivalents as of December 31, 2015 and 2016, are as follows:

(In millions of Korean won)	Type	2015	2016	Description
Restricted cash and cash equivalents	Restricted deposit	￦9,033	￦19,920	Deposit restricted for governmental project and others

Cash and cash equivalents in the statement of financial position equal to cash and cash equivalents in the statement of cash flows.

KT Corporation and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2014, 2015 and 2016

6.	Trade and Other Receivables

Trade and other receivables as of December 31, 2015 and 2016, are as follows:

	2015
(In millions of Korean won)	Total amounts		Allowance for doubtful accounts		Present value discount		Carrying amount
Current assets
Trade receivables	￦	3,483,719	￦	(468,263)	￦	(8,879)	￦	3,006,577
Other receivables		2,023,195		(175,753)		(387)		1,847,055

	￦	5,506,914	￦	(644,016)	￦	(9,266)	￦	4,853,632

Non-current assets
Trade receivables	￦	248,212	￦	(478)	￦	(16,644)	￦	231,090
Other receivables		583,562		(75,089)		(35,416)		473,057

	￦	831,774	￦	(75,567)	￦	(52,060)	￦	704,147

	2016
(In millions of Korean won)	Total amounts		Allowance for doubtful accounts		Present value discount		Carrying amount
Current assets
Trade receivables	￦	3,161,234	￦	(470,239)	￦	(5,343)	￦	2,685,652
Other receivables		2,763,942		(121,972)		(270)		2,641,700

	￦	5,925,176	￦	(592,211)	￦	(5,613)	￦	5,327,352

Non-current assets
Trade receivables	￦	263,367	￦	(632)	￦	(12,835)	￦	249,900
Other receivables		507,251		(19,644)		(28,496)		459,111

	￦	770,618	￦	(20,276)	￦	(41,331)	￦	709,011

The fair values of trade and other receivables with original maturities less than one year equal to their carrying amounts because the discounting effect is immaterial. The fair value of trade and other receivables with original maturities longer than one year, which are mainly from sales of goods, is determined discounting the expected future cash flow at the weighted average interest rate.

Details of changes in Allowance for doubtful accounts the years ended December 31, 2015 and 2016, are as follows:

	2015				2016
(In millions of Korean won)	Trade receivables		Other receivables		Trade receivables		Other receivables
Beginning balance	￦	527,617	￦	311,082	￦	468,741	￦	250,842
Provision		95,489		46,066		84,975		7,736
Reversal or written-off		(135,381)		(33,282)		(80,518)		(108,638)
Changes in the scope of consolidation		(16,752)		(69,732)		215		56
Others		(2,232)		(3,292)		(2,542)		(8,380)

Ending balance	￦	468,741	￦	250,842	￦	470,871	￦	141,616

KT Corporation and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2014, 2015 and 2016

Provisions for impairment on trade and other receivables are recognized as operating expenses, other expenses and finance costs.

Details of aging analysis of trade receivables as of December 31, 2015 and 2016, are as follows:

(in millions of Korean won)	2015		2016
Neither past due nor impaired	￦	2,756,471	￦	2,377,637

Past due and impaired
Up to 6 months		606,704		685,288
6 months to 12 months		82,668		87,547
Over 12 months		260,565		255,951

		949,937		1,028,786
Less: Allowance for doubtful accounts		(468,741)		(470,871)

	￦	3,237,667	￦	2,935,552

Details of other receivables as of December 31, 2015 and 2016, are as follows:

(In millions of Korean won)	2015		2016
Loans	￦	117,808	￦	80,308
Receivables[1]		1,973,280		2,709,177
Accrued income		10,119		9,903
Refundable deposits		403,816		390,035
Loans receivable		29,101		10,355
Finance lease receivables		14,645		16,280
Others		22,185		26,369
Less: Allowance for doubtful accounts		(250,842)		(141,616)

	￦	2,320,112	￦	3,100,811

1	The settlement receivables of BC Card Co., Ltd. of ￦1,962,880 million (2015: ￦1,211,272 million) are included.

Details of aging analysis of other receivables as of December 31, 2015 and 2016, are as follows:

(In millions of Korean won)	2015		2016
Neither past due nor impaired	￦	2,203,796	￦	2,971,239

Past due and impaired
Up to 6 months		114,920		134,231
6 months to 12 months		12,163		12,805
Over 12 months		240,075		124,152

		367,158		271,188
Less: Allowance for doubtful accounts		(250,842)		(141,616)

Total	￦	2,320,112	￦	3,100,811

The maximum exposure of trade and other receivables to credit risk is the carrying amount of each class of receivables mentioned above as of December 31, 2016.

KT Corporation and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2014, 2015 and 2016

7.	Other Financial Assets and Liabilities

Details of other financial assets and liabilities as of December 31, 2015 and 2016, are as follows:

(In millions of Korean won)	2015		2016
Other financial assets
Financial assets at fair value through profit or loss	￦	18	￦	6,277
Derivatives used for hedge		139,088		227,318
Financial instruments[1]		434,093		716,769
Available-for-sale financial assets[1]		360,037		404,774
Held-to-maturity investments		18,030		30,143
Less: Non-current		(658,323)		(664,726)

Current	￦	292,943	￦	720,555

Other financial liabilities
Financial liabilities at fair value through the profit or loss	￦	2,006	￦	1,973
Derivatives used for hedge		62,883		14,928
Other financial liabilities[2]		82,439		91,763
Less: Non-current		(103,683)		(108,431)

Current	￦	43,645	￦	233

1	As of December 31, 2016, the Group’s financial instruments amounting to ￦49,721 million (December 31, 2015: ￦42,669 million), which consist of certain proceeds from the disposal of Ustream Inc. deposited in an escrow account, checking account deposits and deposits for Win-win Growth Cooperative loans, are subject to withdrawal restrictions.
2	Redeemable preferred shares of subsidiaries of ￦87,769 million (2015: ￦79,238 million) are included.

Financial instruments at fair value through profit or loss as of December 31, 2015 and 2016, are as follows:

	2015				2016
(In millions of Korean won)	Assets		Liabilities		Assets		Liabilities
Financial instruments at fair value through profit and loss	￦	—	￦	—	￦	6,277	￦	—
Other derivatives liabilities	￦	18	￦	2,006	￦	—	￦	1,973

The valuation gains and losses on financial assets held for trading for the years ended December 31, 2014, 2015 and 2016, are as follows:

	2014				2015				2016
(in millions of Korean won)	Valuation gains		Valuation losses		Valuation gains		Valuation losses		Valuation gains		Valuation losses
Interest rate swap	￦	—	￦	1	￦	—	￦	—	￦	—	￦	—
Other derivatives		611		1,006		—		—		—		—

Total	￦	611	￦	1,007	￦	—	￦	—	￦	—	￦	—

KT Corporation and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2014, 2015 and 2016

The valuation gains and losses on financial instruments at fair value through profit or loss for the years ended December 31, 2014, 2015 and 2016, are as follows:

(In millions of Korean won)	2014		2015		2016
Loss foreign currency translation	￦	(134)	￦	—	￦	—
Loss on valuation		(398)		—		—

Total	￦	(532)	￦	—	￦	—

The maximum exposure of debt securities of financial instruments at fair value through profit or loss to credit risk is carrying amount as of December 31, 2016.

The valuation gains and losses on financial assets and liabilities at fair value through profit or loss and held for trading for the years ended December 31, 2014, 2015 and 2016, are as follows:

Financial assets and liabilities at fair value through profit or loss

	2014				2015				2016
(in millions of Korean won)	Valuation gains		Valuation losses		Valuation gains		Valuation losses		Valuation gains		Valuation losses
Valuation gains and losses on financial assets	￦	—	￦	—	￦	—	￦	—	￦	470	￦	7,654

Total	￦	—	￦	—	￦	—	￦	—	￦	470	￦	7,654

Held for trading

	2014				2015				2016
(in millions of Korean won)	Valuation gains		Valuation losses		Valuation gains		Valuation losses		Valuation gains		Valuation losses
Valuation gains and losses on financial assets	￦	32	￦	—	￦	—	￦	2,006	￦	33	￦	—

Total	￦	32	￦	—	￦	—	￦	2,006	￦	33	￦	—

The maximum exposure of debt securities of financial instruments at fair value through profit or loss to credit risk is carrying amount as of December 31, 2016.

Derivatives used for hedge as of December 31, 2015 and 2016, are as follows:

	2015				2016
(in millions of Korean won)	Assets		Liabilities		Assets		Liabilities
Interest rate swap[1]	￦	—	￦	2,859	￦	—	￦	3,278
Currency swap[2]		137,100		58,284		214,648		11,650
Currency forwards[3]		1,988		1,740		12,670		—

Total		139,088		62,883		227,318		14,928
Less: non-current		(139,088)		(19,238)		(97,220)		(14,695)

Current	￦	—	￦	43,645	￦	130,098	￦	233

1	The interest rate swap contract is to hedge the risk of variability in future fair value of the bond.

KT Corporation and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2014, 2015 and 2016

2	The currency swap contract is to hedge the risk of variability in cash flow from the bond. In applying the cash flow hedge accounting, the Group hedges its exposures to cash flow fluctuation until September 7, 2034.
3	The currency forward contract is to hedge the risk of variability in cash flow from transactions in foreign currencies due to changes in foreign exchange rate.

The full value of a hedging derivative is classified as a non-current asset or liability if the remaining maturity of the hedged item is more than 12 months and, as a current asset or liability, if the maturity of the hedged item is less than 12 months.

The valuation gains and losses on the derivatives contracts for the years ended December 31, 2014, 2015 and 2016, are as follows:

(in millions of Korean won)	2014						2015						2016
Type of Transaction	Valuation gain		Valuation loss		Other comprehensive income[1]		Valuation gain		Valuation loss		Other comprehensive income[1]		Valuation gain		Valuation loss		Other comprehensive income[1]
Interest rate swap	￦	—	￦	—	￦	334	￦	—	￦	—	￦	(2,858)	￦	—	￦	148	￦	(142)
Currency swap		93,235		25,356		22,080		141,512		1,733		150,255		97,158		(10)		85,479
Currency forwards		—		—		—		—		—		247		12,278		—		146

Total	￦	93,235	￦	25,356	￦	22,414	￦	141,512	￦	1,733	￦	147,644	￦	109,436	￦	138	￦	85,483

1	The amounts before adjustments of deferred income tax directly reflected in equity and allocation to the non-controlling interest.

The ineffective portion recognized in profit or loss on the cash flow hedge is valuation gain of ￦1,637 million for the current period (2014: valuation income of ￦1,178 million, 2015: valuation gain of ￦2,663 million).

Details of available-for-sale financial assets as of December 31, 2015, and 2016 are as follows:

(In millions of Korean won)	2015		2016
Marketable equity securities	￦	41,202	￦	5,387
Non-marketable equity securities		297,447		372,703
Debt securities		21,388		26,684

Total		360,037		404,774
Less: non-current		(342,562)		(384,798)

Current	￦	17,475	￦	19,976

KT Corporation and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2014, 2015 and 2016

Changes of available-for-sale financial assets for the years ended December 31, 2015, and 2016 are as follows:

(In millions of Korean won)	2015		2016
Beginning	￦	525,556	￦	360,037
Acquisition		99,111		44,302
Disposal		(222,103)		(18,161)
Valuation[1]		62,508		14,413
Impairment		(1,471)		(966)
Reclassification		125		5,149
Changes in scope of consolidation		(103,689)		—

Ending	￦	360,037	￦	404,774

1	The amounts before adjustments of deferred income tax directly reflected in equity and allocation to the non-controlling interest.

The maximum exposure of debt securities of available-for-sale financial assets to credit risk is carrying amount as of December 31, 2016.

Available-for-sale financial assets are measured at fair value. However, non-marketable equity securities that do not have quoted market prices in an active market and the fair value of which cannot be reliably measured are recognized at cost and the impairment loss is recognized if any.

None of the available-for-sale financial assets are past due and the impaired assets amount to ￦788 million as of December 31, 2016.

Investment in Korea Software Financial Cooperative amounting to ￦1,000 million is provided as collateral as consideration for payment guarantees provided by Korea Software Financial Cooperative (Note 19).

8.	Inventories

Inventories as of December 31, 2015 and 2016, are as follows:

	2015						2016
(In millions of Korean won)	Acquisition cost		Valuation allowance		Book amount		Acquisition cost		Valuation allowance		Book amount
Merchandise	￦	580,761	￦	(66,996)	￦	513,765	￦	403,938	￦	(46,634)	￦	357,304
Others		103,501		(355)		103,146		97,778		(494)		97,284

Total	￦	684,262	￦	(67,351)	￦	616,911	￦	501,716	￦	(47,128)	￦	454,588

Cost of inventories recognized as expenses for the year ended December 31, 2016, amounts to ￦3,589,809 million (2014: ￦3,823,397 million, 2015: ￦3,760,892 million) and reversal of valuation loss on inventory recognized amounts to ￦20,223 million for year ended December 31, 2016 (2014: reversal of valuation allowance of ￦59,973 million, 2015: valuation loss on inventory amounts to ￦4,116 million).

KT Corporation and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2014, 2015 and 2016

9.	Other Assets and Liabilities

Other assets and liabilities as of December 31, 2015 and 2016, are as follows:

(In millions of Korean won)	2015		2016
Other assets
Advance payments	￦	148,037	￦	148,299
Prepaid expenses		244,890		255,464
Others		26,336		13,471
Less: Non-current		(102,359)		(106,099)

Current	￦	316,904	￦	311,135

Other liabilities
Advances received	￦	234,575	￦	281,071
Withholdings		46,769		89,679
Unearned revenue		15,363		24,142
Others		41,200		6,160
Less: Non-current		(26,737)		(58,761)

Current	￦	311,170	￦	342,291

10.	Property, Plant and Equipment

Changes in property, plant and equipment for the years ended December 31, 2015 and 2016, are as follows:

	2015
(in millions of Korean won)	Land		Buildings and structures		Machinery and equipment		Others		Construction- in-progress		Total
Acquisition cost	￦	1,287,821	￦	3,345,587	￦	33,390,640	￦	4,806,849	￦	845,662	￦	43,676,559
Less: Accumulated depreciation (including accumulated impairment loss and others)		(132)		(1,336,337)		(23,556,971)		(2,311,219)		(3,704)		(27,208,363)

Beginning, net		1,287,689		2,009,250		9,833,669		2,495,630		841,958		16,468,196
Acquisition		34,686		10,564		445,452		258,094		2,563,372		3,312,168
Disposal/Abandonment		(423)		(797)		(139,687)		(8,294)		(3,787)		(152,988)
Depreciation		—		(117,328)		(2,674,339)		(190,630)		—		(2,982,297)
Impairment		—		—		(28,206)		(2,270)		(1,831)		(32,307)
Transfer in (out)		10,134		230,535		2,064,871		67,483		(2,373,023)		—
Inclusion in scope of consolidation		15		177		139		990		187		1,508
Exclusion from scope of consolidation		(37,314)		(25,743)		(638)		(2,079,426)		(237)		(2,143,358)

Others		(7,170)		(7,614)		7,532		9,406		5,838		7,992

Ending, net	￦	1,287,617	￦	2,099,044	￦	9,508,793	￦	550,983	￦	1,032,477	￦	14,478,914

Acquisition cost	￦	1,287,749	￦	3,558,460	￦	34,388,584	￦	1,951,749	￦	1,033,777	￦	42,220,319
Less: Accumulated depreciation (including accumulated impairment loss and others)		(132)		(1,459,416)		(24,879,791)		(1,400,766)		(1,300)		(27,741,405)

KT Corporation and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2014, 2015 and 2016

	2016
(In millions of Korean won)	Land		Buildings and structures		Machinery and equipment		Others		Construction- in-progress		Total
Acquisition cost	￦	1,287,749	￦	3,558,460	￦	34,388,584	￦	1,951,749	￦	1,033,777	￦	42,220,319
Less: Accumulated depreciation (including accumulated impairment loss and others)		(132)		(1,459,416)		(24,879,791)		(1,400,766)		(1,300)		(27,741,405)

Beginning, net		1,287,617		2,099,044		9,508,793		550,983		1,032,477		14,478,914
Acquisition		291		3,608		247,431		146,471		2,297,346		2,695,147
Disposal and termination		(855)		(1,650)		(112,135)		(8,155)		(3,357)		(126,152)
Depreciation		—		(135,389)		(2,498,837)		(143,978)		—		(2,778,204)
Impairment (Recovery of impairment)		—		—		361		(47,086)		—		(46,725)
Transfer in (out)		4,274		136,041		2,060,936		11,073		(2,212,324)		—
Inclusion in scope of consolidation		—		—		68		764		—		832
Others		17,625		23,078		53,568		14,851		(20,823)		88,299

Ending, net	￦	1,308,952	￦	2,124,732	￦	9,260,185	￦	524,923	￦	1,093,319	￦	14,312,111

Acquisition cost	￦	1,309,084	￦	3,729,228	￦	35,106,184	￦	1,895,332	￦	1,093,941	￦	43,133,769
Less: Accumulated depreciation (including accumulated impairment loss and others)		(132)		(1,604,496)		(25,845,999)		(1,370,409)		(622)		(28,821,658)

Details of property, plant and equipment provided as collateral as of December 31, 2015 and 2016, are as follows:

(In millions of Korean won)	2015
	Carrying amount		Secured amount		Related line item	Related amount		Secured party
Land and Buildings	￦	12,529	￦	12,000	Borrowings	￦	8,000	Standard Charted Bank
Others		57,374		42,192			35,835	Shinhan Bank

(In millions of Korean won)	2016
	Carrying amount	Secured amount	Related line item	Related amount	Secured party
Land and Buildings	13,337	16,009	Borrowings	11,540	Standard Charted Bank
Others	55,951	43,506		25,379	Shinhan Bank

The borrowing costs capitalized for qualifying assets amount to ￦16,451 million (2015: ￦11,877 million) in 2016. The interest rate applied to calculate the capitalized borrowing costs in 2016 is 2.29% to 3.50% (2015: 2.46% to 4.07%).

KT Corporation and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2014, 2015 and 2016

11.	Investment Properties

Changes in investment properties for the years ended December 31, 2015 and 2016, are as follows:

(In millions of Korean won)	2015
	Land		Buildings		Construction-in- progress		Total
Acquisition cost	￦	315,794	￦	1,003,031	￦	19,378	￦	1,338,203
Less: Accumulated depreciation		—		(278,573)		—		(278,573)

Beginning		315,794		724,458		19,378		1,059,630
Acquisition		26,194		17,210		55,621		99,025
Disposal/Abandonment		—		(4,436)		—		(4,436)
Depreciation		—		(48,524)		—		(48,524)
Transfer		6,828		(1,636)		(791)		4,401
Changes in scope of consolidation		(8,026)		—		—		(8,026)

Ending	￦	340,790	￦	687,072	￦	74,208	￦	1,102,070

Acquisition cost	￦	340,790	￦	1,011,236	￦	74,208	￦	1,426,234
Less: Accumulated depreciation		—		(324,164)		—		(324,164)

(In millions of Korean won)	2016
	Land		Buildings		Construction-in- progress		Total
Acquisition cost	￦	340,790	￦	1,011,236	￦	74,208	￦	1,426,234
Less: Accumulated depreciation		—		(324,164)		—		(324,164)

Beginning		340,790		687,072		74,208		1,102,070
Acquisition		51		417		160,138		160,606
Disposal/Abandonment		(5,837)		(1,802)		—		(7,639)
Depreciation		—		(43,575)		—		(43,575)
Transfer		(32,254)		124,417		(155,581)		(63,418)

Ending	￦	302,750	￦	766,529	￦	78,765	￦	1,148,044

Acquisition cost	￦	302,750	￦	1,119,885	￦	78,765	￦	1,501,400
Less: Accumulated depreciation		—		(353,356)		—		(353,356)

The fair value of investment properties is ￦2,340,893 million as of December 31, 2016 (2015: ￦2,645,246 million). The fair value of investment properties is estimated based on the expected cash flow.

Rental income from investment properties is ￦184,670 million in 2016 (2015: ￦184,819 million) and direct operating expenses (including repairs and maintenance) arising from investment properties that generated rental income during the period are recognized as operating expenses.

Details of investment properties provided as collateral as of December 31, 2015 and 2016, are as follows:

(In millions of Korean won)	2015
	Carrying amount		Secured amount		Related account	Related amount
Buildings	￦	634,028	￦	66,034	Deposits	￦	55,765

KT Corporation and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2014, 2015 and 2016

(In millions of Korean won)	2016
	Carrying amount		Secured amount		Related account	Related amount
Buildings	￦	711,989	￦	98,543	Deposits	￦	84,334
Land and Buildings	￦	8,035	￦	7,891	Borrowings	￦	5,260

12.	Intangible Assets

Changes in intangible assets for the years ended December 31, 2015 and 2016, are as follows:

	2015
(In millions of Korean won)	Goodwill		Development costs		Software		Frequency usage rights		Others		Total
Acquisition cost	￦	609,817	￦	1,589,994	￦	747,343	￦	2,768,943	￦	1,154,915	￦	6,871,012
Less: Accumulated amortization (including accumulated impairment loss and others)		(30,069)		(939,307)		(503,682)		(1,364,753)		(489,168)		(3,326,979)

Beginning, net		579,748		650,687		243,661		1,404,190		665,747		3,544,033
Acquisition		549		41,108		67,640		7,722		91,374		208,393
Disposal		(1,272)		(28,645)		(4,251)		—		(33,651)		(67,819)
Amortization		—		(183,845)		(76,866)		(254,439)		(94,035)		(609,185)
Impairment[1]		(100,352)		—		(2,200)		(184,703)		(5,090)		(292,345)
Inclusion in scope of consolidation		—		—		306		—		160		466
Exclusion in scope of consolidation		(136,332)		(19,916)		(3,799)		—		(29,321)		(189,368)
Others		—		2,154		6,893		—		(3,471)		5,576

Ending, net	￦	342,341	￦	461,543	￦	231,384	￦	972,770	￦	591,713	￦	2,599,751

Acquisition cost	￦	449,379	￦	1,487,420	￦	805,387	￦	2,591,229	￦	1,109,085	￦	6,442,500
Less: Accumulated amortization (including accumulated impairment loss and others)		(107,038)		(1,025,877)		(574,003)		(1,618,459)		(517,372)		(3,842,749)

1	The amount ￦184,703 million is recognized as an impairment loss on intangible assets related to 800MHz frequency usage rights.

	2016
(In millions of Korean won)	Goodwill		Development costs		Software		Frequency usage rights		Others		Total
Acquisition cost	￦	449,379	￦	1,487,420	￦	805,387	￦	2,591,229	￦	1,109,085	￦	6,442,500
Less: Accumulated amortization (including accumulated impairment loss and others)		(107,038)		(1,025,877)		(574,003)		(1,618,459)		(517,372)		(3,842,749)

Beginning, net		342,341		461,543		231,384		972,770		591,713		2,599,751
Acquisition and capital expenditure[1]		—		36,075		35,631		978,309		74,312		1,124,327
Disposal and termination		—		(8,600)		(1,928)		—		(16,397)		(26,925)
Amortization		—		(162,682)		(78,643)		(273,790)		(84,606)		(599,721)
Impairment		(131,600)		—		(46)		—		(3,618)		(135,264)
Inclusion in scope of consolidation		42,745		—		2,462		—		16,015		61,222
Others		—		8,340		8,278		—		(17,205)		(587)

Ending, net	￦	253,486	￦	334,676	￦	197,138	￦	1,677,289	￦	560,214	￦	3,022,803

Acquisition cost	￦	492,105	￦	1,483,205	￦	838,532	￦	2,531,654	￦	1,154,993	￦	6,500,489
Less; Accumulated amortization (including accumulated impairment loss and others)		(238,619)		(1,148,529)		(641,394)		(854,365)		(594,779)		(3,477,686)

KT Corporation and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2014, 2015 and 2016

1	The Company had acquired the 1.8GHz and 2.1GHz frequency usage rights amortized using the straight-line method.

The carrying amount of membership rights with indefinite useful life not subject to amortization is ￦128,539 million (2015: ￦122,829 million) as of December 31, 2016.

Goodwill is allocated to the Group’s cash-generating unit which is identified by operating segments. As of December 31, 2016, goodwill allocated to each cash-generation unit is as follows:

(In millions of Korean won) Cash generating Unit	Amount
Marketing/Customer
Telecom Wireless business[1]	￦	65,057
Finance
BC Card Co., Ltd.[2]		41,234
Others
KT Skylife Co., Ltd.[3]		78,200
N SEARCH MARKETING Corporation[4]		42,745
Others		26,250

Total	￦	253,486

1	The recoverable amounts of mobile business are calculated based on value-in use calculations. These calculations use cash flow projections for the next five years based on financial budgets. An annual growth rate of 0.0% was applied for the cash flows expected to be incurred after five years. This growth rate does not exceed the long-term average growth rate of the industry which the cash-generate unit belongs in. The Group estimated its revenue growth rate (-2.52%) based on past performance and its expectation of future market changes. In addition, management estimated the cash flow based on past performance and its expectation of market growth and the discount rate of 4.36% used is reflect specific risks relating to the relevant CGUs.
2	The recoverable amounts of BC Card Co., Ltd. is calculated based on value-in use. Calculation uses cash flow projections for the next five years based on financial budgets. An annual growth rate of 0.0% was applied for the cash flows expected to be incurred after five years. This growth rate does not exceed the long-term average growth rate of the industry which the cash-generate unit belongs in. The Group estimated its revenue growth rate (-0.31%) based on past performance and its expectation of future market changes. The Group determined cash flow projections based on past performance and its estimation of market growth. Specific risk of related operating segment is reflected in its discount rate of 12.72%.
3	The recoverable amount (￦651,735 million) of Skylife Co., Ltd. is calculated based on fair value less costs to sell.
4	The goodwill is recognized from the business combination in 2016 (Note 36).

As a result of the impairment test, the Group recognized the impairment losses of ￦131,600 million on goodwill allocated to Satellite TV segment. It resulted from reflecting market circumstances where the competition with other players such as the internet providers, IPTV and Cable TV operators becomes more intense. The impairment loss was recognized as operating expenses in the consolidated statement of operations. The Group considers that the carrying amount of other cash generating units does not exceed the recoverable amount of the CGUs.

KT Corporation and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2014, 2015 and 2016

13.	Investments in Associates and Joint Ventures

Details of associates as of December 31, 2016, are as follows:

	Percentage of ownership (%)		Location	Reporting period end
	2015	2016
Korea Information & Technology Fund	33.3%	33.3%	Korea	31-Dec
KT-SB Venture Investment[1]	50.0%	50.0%	Korea	31-Dec
Mongolian Telecommunications	40.0%	40.0%	Mongolia	31-Dec
KT Wibro Infra Co., Ltd.	26.2%	26.2%	Korea	31-Dec
KT-CKP New Media Investment Fund	49.7%	49.7%	Korea	31-Dec

1	At the end of the reporting period, even though the Group has 50% ownership, the equity method of accounting has been applied as the Group, which is a limited partner of investment fund, cannot participate in determining the operating and financial policies.

Changes in investments in associates and joint ventures for the years ended December 31, 2015 and 2016, are as follows:

	2015
(In millions of Korean won)	Beginning		Acquisition (Disposal)		Share of net profit from associates and joint ventures[1]		Others		Ending
Korea Information & Technology Fund	￦	122,967	￦	—	￦	3,696	￦	920	￦	127,583
KT-SB Venture Investment		22,557		(3,691)		(2,210)		(11,795)		4,861
Mongolian Telecommunications		7,477		—		(121)		127		7,483
KT Wibro Infra Co., Ltd.		68,491		—		843		(6)		69,328
KT-CKP New Media Investment Fund		3,986		—		(126)		—		3,860
Others		113,302		(64,601)		3,480		4,733		56,914

	￦	338,780	￦	(68,292)	￦	5,562	￦	(6,021)	￦	270,029

	2016
(In millions of Korean won)	Beginning		Acquisition (Disposal)		Share of net profit from associates and joint ventures[1]		Impairment		Others		Ending
Korea Information & Technology Fund	￦	127,583	￦	—	￦	7,446	￦	—	￦	(60)	￦	134,969
KT-SB Venture Investment		4,861		—		(125)		—		—		4,736
Mongolian Telecommunications		7,483		—		32		—		(1,271)		6,244
KT Wibro Infra Co., Ltd.		69,328		—		—		(17,128)		—		52,200
KT-CKP New Media Investment Fund		3,860		—		594		—		—		4,454
Others		56,914		29,052		(5,400)		—		906		81,472

	￦	270,029	￦	29,052	￦	2,547	￦	(17,128)	￦	(425)	￦	284,075

KT Corporation and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2014, 2015 and 2016

1	KT investment Co., Ltd., a subsidiary of the Group, recognized its share in net profit from associates and joint ventures as operating revenue and expense. These include its share in loss from associates and joint ventures of ￦52 million recognized as operating expense during the period. Meanwhile, share in loss from subsidiary of ￦193 million recognized as operation expense of KT Capital Co., Ltd, which were recognized in loss from discontinued operations, are included.

Summarized financial information of associates and joint ventures as of and for the years ended December 31, 2015 and 2016, is as follows:

(In millions of Korean won)	2015
	Current assets		Non-current assets		Current liabilities		Non-current liabilities
Korea Information & Technology Fund	￦	152,070	￦	230,678	￦	—	￦	—
KT-SB Venture Investment		882		9,218		378		—
Mongolian Telecommunications		10,823		8,520		635		—
KT Wibro Infra Co., Ltd.		230,505		39,062		5,099		37
KT-CKP New Media Investment Fund		3,253		4,523		4		—

(In millions of Korean won)	2015
	Operating revenue		Profit (loss) for the year		Other comprehensive income		Total comprehensive income		Dividend received from associates
Korea Information & Technology Fund	￦	33,041	￦	11,088	￦	(2,759)	￦	8,329	￦	1,107
KT-SB Venture Investment		361		(4,419)		—		(4,419)		11,795
Mongolian Telecommunications		11,354		(302)		(317)		(619)		35
KT Wibro Infra Co., Ltd.		814		3,217		—		3,217		—
KT-CKP New Media Investment Fund		75		(254)		—		(254)		—

(In millions of Korean won)	2016
	Current assets		Non-current assets		Current liabilities		Non-current liabilities
Korea Information & Technology Fund	￦	154,651	￦	250,257	￦	—	￦	—
KT-SB Venture Investment		1,009		8,704		242		—
Mongolian Telecommunications		9,852		9,055		3,296		—
KT Wibro Infra Co., Ltd.		274,811		6		4,996		52
KT-CKP New Media Investment Fund		1,801		7,170		4		—

(In millions of Korean won)	2016
	Operating revenue		Profit (loss) for the year		Other comprehensive income		Total comprehensive income		Dividend received from associates
Korea Information & Technology Fund	￦	26,942	￦	22,338	￦	(9,425)	￦	12,913	￦	3,201
KT-SB Venture Investment		2		(251)		—		(251)		—
Mongolian Telecommunications		10,336		81		3,178		3,259		—
KT Wibro Infra Co., Ltd.		391		5,025		—		5,025		—
KT-CKP New Media Investment Fund		1,684		1,195		—		1,195		—

KT Corporation and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2014, 2015 and 2016

Details of a reconciliation of the summarized financial information to the carrying amount of interests in the associates and joint ventures as of and for the years end December 31, 2015 and 2016, are as follows:

	2015
(In millions of Korean won)	Net assets		Percentage of ownership	Share in net assets		Carrying amount
Korea Information & Technology Fund	￦	382,748	33.3%	￦	127,583	￦	127,583
KT-SB Venture Investment		9,722	50.0%		4,861		4,861
Mongolian Telecommunications		18,708	40.0%		7,483		7,483
KT Wibro Infra Co., Ltd.		264,431	26.2%		69,328		69,328
KT-CKP New Media Investment Fund		7,772	49.7%		3,860		3,860

	2016
(In millions of Korean won)	Net assets		Percentage of ownership	Share in net assets		Intercompany transaction and others		Carrying amount
Korea Information & Technology Fund	￦	404,908	33.3%	￦	134,969	￦	—	￦	134,969
KT-SB Venture Investment		9,471	50.0%		4,736		—		4,736
Mongolian Telecommunications		15,610	40.0%		6,244		—		6,244
KT Wibro Infra Co., Ltd.		269,769	26.2%		70,679		(18,479)		52,200
KT-CKP New Media Investment Fund		8,967	49.7%		4,454		—		4,454

Marketable investments in associates and joint ventures as of December 31, 2015 and 2016, are as follows:

	2015
	Number of shares	Carrying amount	Fair Value
		(In millions of Korean won)	(In millions of Korean won)
Mongolian Telecommunications	10,348,111	￦ 7,483	￦ 4,884

	2016
	Number of shares	Carrying amount	Fair Value
		(In millions of Korean won)	(In millions of Korean won)
Mongolian Telecommunications	10,348,111	￦ 6,244	￦ 3,940

Due to discontinuance of equity method of accounting, the Group has not recognized loss from associates and joint ventures of ￦1,354 million for the year (2014: ￦11,425 million, 2015: ￦601 million,). The accumulated comprehensive loss of associates and joint ventures as of December 31, 2016, which was not recognized by the Group is ￦18,096 million (2014: ￦50,996 million, 2015: ￦51,597 million).

KT Corporation and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2014, 2015 and 2016

14.	Trade and other payables

Details of trade and other payables as of December 31, 2015 and 2016, are as follows:

(In millions of Korean won)	December 31, 2015		December 31, 2016
Current liabilities
Trade payables	￦	1,290,373	￦	1,235,955
Other payables		5,044,654		5,903,816

Total	￦	6,335,027	￦	7,139,771

Non-current liabilities
Trade payables	￦	9,944	￦	8,041
Other payables		659,029		1,180,270

Total	￦	668,973	￦	1,188,311

Details of other payables as of December 31, 2015 and 2016 are as follows:

(In millions of Korean won)	2015		2016
Non-trade payables[1]	￦	3,581,505	￦	4,803,642
Accrued expenses		921,650		1,061,002
Operating deposits		885,566		861,739
Others		314,962		357,703
Less: non-current		(659,029)		(1,180,270)

Current	￦	5,044,654	￦	5,903,816

1	Settlement payables of BC Card Co., Ltd. of ￦2,095,989 million related to credit card transactions included as of December 31, 2016 (2015: ￦1,386,081 million).

15.	Borrowings

Details of borrowings as of December 31, 2015 and 2016, are as follows:

Debentures

(In millions of Korean won and thousands of foreign currencies)			2015			2016
Type	Maturity	Annual interest rates	Foreign currency	Korean won		Foreign currency	Korean won
MTNP notes[1]	Sept. 07, 2034	6.50%	USD 100,000	￦	117,200	USD 100,000	￦	120,850
MTNP notes[1]	May 03, 2016	—	USD 200,000		234,400	—		—
MTNP notes	Jan. 20, 2017	3.88%	USD 350,000		410,200	USD 350,000		422,975
FR notes[2]	Aug. 28, 2018	LIBOR(3M)+1.15%	USD 300,000		351,600	USD 300,000		362,550
MTNP notes	Apr. 22, 2017	1.75%	USD 650,000		761,800	USD 650,000		785,525
MTNP notes	Apr. 22, 2019	2.63%	USD 350,000		410,200	USD 350,000		422,975
MTNP notes	Jan. 29, 2016	—	JPY 18,200,000		176,906	—		—
MTNP notes	Jan. 29, 2018	0.86%	JPY 6,800,000		66,097	JPY 6,800,000		70,503
MTNP notes	Feb. 23, 2018	0.48%	JPY 15,000,000		145,802	JPY 15,000,000		155,522
MTNP notes	July 18, 2026	2.50%	—		—	USD 400,000		483,400
The 173-2nd Public bond	Aug. 06, 2018	6.62%	—		100,000	—		100,000
The 176-3rd Public bond	May 28, 2016	—	—		260,000	—		—

KT Corporation and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2014, 2015 and 2016

(In millions of Korean won and thousands of foreign currencies)			2015			2016
Type	Maturity	Annual interest rates	Foreign currency	Korean won		Foreign currency	Korean won
The 177-3rd Public bond	Feb. 09, 2017	5.38%	—		170,000	—		170,000
The 179th Public bond	Mar. 29, 2018	4.47%	—		260,000	—		260,000
The 180-1st Public bond	Apr. 26, 2016	—	—		210,000	—		—
The 180-2nd Public bond	Apr. 26, 2021	4.71%	—		380,000	—		380,000
The 181-1st Public bond	Aug. 26, 2016	—	—		260,000	—		—
The 181-2nd Public bond	Aug. 26, 2018	3.99%	—		90,000	—		90,000
The 181-3rd Public bond	Aug. 26, 2021	4.09%	—		250,000	—		250,000
The 182-1st Public bond	Oct. 28, 2016	—	—		320,000	—		—
The 182-2nd Public bond	Oct. 28, 2021	4.31%	—		100,000	—		100,000
The 183-1st Public bond	Dec. 22, 2016	—	—		50,000	—		—
The 183-2nd Public bond	Dec. 22, 2021	4.09%	—		90,000	—		90,000
The 183-3rd Public bond	Dec. 22, 2031	4.27%	—		160,000	—		160,000
The 184-1st Public bond	Apr. 10, 2018	2.74%	—		120,000	—		120,000
The 184-2nd Public bond	Apr. 10, 2023	2.95%	—		190,000	—		190,000
The 184-3rd Public bond	Apr. 10, 2033	3.17%	—		100,000	—		100,000
The 185-1st Public bond	Sept. 16, 2018	3.46%	—		200,000	—		200,000
The 185-2nd Public bond	Sept. 16, 2020	3.65%	—		300,000	—		300,000
The 186-1st Public bond	June 26, 2017	2.86%	—		120,000	—		120,000
The 186-2nd Public bond	June 26, 2019	3.08%	—		170,000	—		170,000
The 186-3rd Public bond	June 26, 2024	3.42%	—		110,000	—		110,000
The 186-4th Public bond	June 26, 2034	3.70%	—		100,000	—		100,000
The 187-1st Public bond	Sept. 02, 2017	2.69%	—		110,000	—		110,000
The 187-2nd Public bond	Sept. 02, 2019	2.97%	—		220,000	—		220,000
The 187-3rd Public bond	Sept. 02, 2024	3.31%	—		170,000	—		170,000
The 187-4th Public bond	Sept. 02, 2034	3.55%	—		100,000	—		100,000
The 188-1st Public bond	Jan. 29, 2020	2.26%	—		160,000	—		160,000
The 188-2nd Public bond	Jan. 29, 2025	2.45%	—		240,000	—		240,000
The 188-3rd Public bond	Jan. 29, 2035	2.71%	—		50,000	—		50,000
The 189-1st Public bond	Jan. 27, 2019	1.76%	—		—	—		100,000
The 189-2nd Public bond	Jan. 27, 2021	1.95%	—		—	—		130,000
The 189-3rd Public bond	Jan. 27, 2026	2.20%	—		—	—		100,000
The 189-4th Public bond	Jan. 27, 2036	2.35%	—		—	—		70,000
Unsecured public bond in won	Jan. 24, 2016	—	—		30,000	—		—
The 17th unsecured bond	Apr. 22, 2018	1.89%	—		60,000	—		60,000

					7,924,205			7,344,300
Less: Current portion					(1,540,771)			(1,607,570)
Discount on bonds					(20,480)			(20,852)

Total				￦	6,362,954		￦	5,715,878

1	As of December 31, 2016, the Controlling Company has outstanding notes in the amount of USD 100 million with fixed interest rates under Medium Term Note Program (“MTNP”) registered in the Singapore Stock Exchange, which allowed issuance of notes of up to USD 2,000 million. However, the MTN Program has been suspended since 2007.
2	Libor (3M) are approximately 0.998% as of December 31, 2016.

KT Corporation and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2014, 2015 and 2016

Short-term borrowings

	(In millions of Korean won)		2015		2016
Type	Financial institution	Annual interest rates
Operational	Shinhan Bank	2.75% ~ 4.19%	￦	131,000	￦	120,300
	Standard Charted Bank	2.52%		8,000		8,000
	Woori Bank	—		6,346		—
	Kookmin Bank	—		1,452		—
	Korea Development Bank	2.02% ~ 3.47%		20,100		20,800
	Indutrial Bank of Korea	4.95%		4,000		1,000
	SooHyup Bank	3.79%		—		3,000
	Acuoncapital	—		3,900		—

	Total		￦	174,798	￦	153,100

Long-term borrowings

(In millions of Korean won and thousands of foreign currencies)			2015			2016
Financial institution	Type	Annual interest rates	Foreign currency	Korean won		Foreign currency	Korean won
Export-Import Bank of Korea	Inter-Korean Cooperation Fund[1]	1.50%	—	￦	5,428	—	￦	5,181
Shinhan Bank	General loans	2.39% ~ 2.87%	—		32,000	—		31,000
	Facility loans	2.30% ~ 2.56%	—		2,497	—		6,493
	Vessel facility loans[2]	LIBOR(3M)+0.36%	USD 27,000		31,644	USD 21,000		25,379
KEB Hana Bank	General loans	3.95%	—		—	—		3,000
Woori Bank	General loans	2.53% ~ 3.94%	—		—	—		13,000
NongHyup Bank	Facility loans	2.00%	—		123	—		123
Korea Development Bank	General loans	3.27%	—		—	—		30,000
Kookmin Bank	Facility loans	2.59%	—		—	—		7,000
NH Investment & Security Co., Ltd.	Commercial papers	3.17%	—		300,000	—		300,000
Others	Redeemable convertible preferred stock[3]	—	—		950	—		950
	Kookmin Bank and other[2]	LIBOR(3M)+1.85%	USD 156,768		183,732	USD 183,796		222,117

				￦	556,374		￦	644,243
	Less: Current portion				(10,529)			(59,331)

	Total			￦	545,845		￦	584,912

1	The Inter-Korean Cooperation Fund is repayable in installments over 13 years after a seven-year grace period.

KT Corporation and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2014, 2015 and 2016

2	LIBOR(3M) is approximately 0.998% as of December 31, 2016.
3	Skylife TV Co., Ltd., a subsidiary of the Group, issued 1,900,000 of redeemable convertible preferred stock with a par value per share of ￦500 in 2010.

Repayment schedule of the Group’s borrowings including the portion of current liabilities as of December 31, 2016, is as follows:

(In millions of Korean won)
	Debentures						Borrowings						Total
	In local currency		In foreign currency		Sub- total		In local currency		In foreign currency		Sub- total
Jan 1, 2017 ~ Dec 31, 2017	￦	400,000	￦	1,208,500	￦	1,608,500	￦	169,753	￦	42,678	￦	212,431	￦	1,820,931
Jan 1, 2018 ~ Dec 31, 2018		830,000		588,575		1,418,575		40,043		54,486		94,529		1,513,104
Jan 1, 2019 ~ Dec 31, 2019		490,000		422,975		912,975		336,518		54,486		391,004		1,303,979
Jan 1, 2020 ~ Dec 31, 2020		460,000		—		460,000		518		50,861		51,379		511,379
After 2021		2,340,000		604,250		2,944,250		3,015		44,985		48,000		2,992,250

Total	￦	4,520,000	￦	2,824,300	￦	7,344,300	￦	549,847	￦	247,496	￦	797,343	￦	8,141,643

Carrying amount and fair value of the Group’s debentures and borrowings as of December 31, 2015 and 2016, are as follows:

(In millions of Korean won)	2015				2016
Type	Carrying Amount		Fair Value		Carrying Amount		Fair Value
Debentures	￦	7,903,725	￦	7,965,097	￦	7,323,448	￦	7,387,085
Long-term borrowings (Including current portion of long-term borrowings)		556,374		544,991		644,243		644,010
Short-term borrowings		174,798		174,798		153,100		153,100

Total	￦	8,634,897	￦	8,684,886	￦	8,120,791	￦	8,184,195

The fair values of debentures and long-term borrowings are calculated by discounting the expected future cash flows at weighted average borrowing rate. The weighted average borrowing rate is approximately 1.36% ~ 3.95% as of December 31, 2016 (2015: 1.03% ~ 4.20%).

KT Corporation and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2014, 2015 and 2016

16.	Provisions

Changes in provisions for the years ended December 31, 2015 and 2016, are as follows:

	2015
(In millions of Korean won)	Litigation		Restoration cost		Others		Total
Beginning balance	￦	20,239	￦	98,122	￦	99,508	￦	217,869
Increase (transfer)		10,633		6,093		15,162		31,888
Usage		(6,860)		(7,498)		(23,625)		(37,983)
Reversal		(6,488)		(4,890)		(5,124)		(16,502)

Ending balance	￦	17,524	￦	91,827	￦	85,921	￦	195,272

Current		17,524		1,124		85,259		103,907
Non-current		—		90,703		662		91,365

	2016
(In millions of Korean won)	Litigation		Restoration cost		Others		Total
Beginning balance	￦	17,524	￦	91,827	￦	85,921	￦	195,272
Increase (Transfer)		3,392		13,653		40,293		57,338
Usage		(640)		(3,378)		(37,378)		(41,396)
Reversal		(1,238)		(790)		(12,007)		(14,035)

Ending balance	￦	19,038	￦	101,312	￦	76,829	￦	197,179

Current		18,988		2,334		75,163		96,485
Non-current		50		98,978		1,666		100,694

17.	Net Defined Benefit Liabilities

The amounts recognized in the statement of financial position are determined as follows:

(In millions of Korean won)	2015		2016
Present value of defined benefit obligations	￦	1,601,974	￦	1,713,184
Fair value of plan assets		(1,077,891)		(1,334,780)

Liabilities	￦	524,083	￦	378,404

Changes in the defined benefit obligations for the years ended December 31, 2015 and 2016, are as follows:

(In millions of Korean won)	2015		2016
Beginning	￦	1,460,957	￦	1,601,974
Current service cost		200,994		205,114
Interest expense		40,641		37,378
Benefit paid		(119,366)		(127,581)
Changes due to settlements of plan		—		(424)
Remeasurements:
Actuarial gains and losses arising from changes in demographic assumptions		(8,637)		(53,407)
Actuarial gains and losses arising from changes in financial assumptions		47,230		26,717
Actuarial gains and losses arising from experience adjustments		8,469		18,809
Changes in scope of consolidation		(28,314)		4,604

Ending	￦	1,601,974	￦	1,713,184

KT Corporation and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2014, 2015 and 2016

Changes in the fair value of plan assets for the years ended December 31, 2015 and 2016, are as follows:

(In millions of Korean won)	2015		2016
Beginning	￦	867,119	￦	1,077,891
Interest income		23,848		25,237
Remeasurements:
Return on plan assets (excluding amounts included in interest income)		(2,901)		(2,323)
Benefits paid		(88,490)		(88,876)
Employer contributions		297,967		322,851
Changes in scope of consolidation		(19,652)		—

Ending	￦	1,077,891	￦	1,334,780

Amounts recognized in the statements of operations for the years ended December 31, 2014 and 2015, 2016 are as follows:

(In millions of Korean won)	2014		2015		2016
Current service cost	￦	184,870	￦	200,994	￦	205,114
Net Interest cost		17,897		16,793		12,141
Losses on settlements		666,299		—		424
Transfer out		(6,173)		(11,942)		(8,737)
Transfer to discontinued operation		(5,721)		(3,031)		—

Total expenses	￦	857,172	￦	202,814	￦	208,942

Principal actuarial assumptions used are as follows:

	2014.12.31	2015.12.31	2016.12.31
Discount rate	2.74%	2.43%	2.43%
Future salary increase	4.03%	4.06%	4.10%

The sensitivity of the defined benefit obligations as of December 31, 2016, to changes in the principal assumptions is:

(In percentage, in millions of Korean won)	Effect on defined benefit obligation
	Changes in assumption	Increase in assumption		Decrease in assumption
Discount rate	0.5% point	￦	(61,737)	￦	66,653
Salary growth rate	0.5% point		61,939		(58,084)

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

The Group annually reviews funding levels of plan assets and has plan asset policies that require maintaining the funding level of the Group equal to or more than the level required under the

KT Corporation and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2014, 2015 and 2016

Employee Retirement Benefit Security Act. Expected contributions to post-employment benefit plans for the year ending December 31, 2017, are ￦160,301 million.

Expected maturity analysis of undiscounted pension benefits as of December 31, 2016, is as follows:

(In millions of Korean won)	Less than 1 year		Between 1 and 2 years		Between 2 and 5 years		Over 5 years		Total
Pension benefits	￦	127,453	￦	149,881	￦	535,579	￦	3,280,732	￦	4,093,645

The weighted average duration of the defined benefit obligations is 8.5 years.

18.	Defined Contribution Plan

Recognized expense related to the defined contribution plan for the year ended December 31, 2016, is ￦46,023 million (2014: ￦25,423, 2015: ￦35,699 million).

19.	Commitments and Contingencies

As of December 31, 2016, major commitments with local financial institutions are as follows:

(In millions of Korean won and foreign currencies in thousands)	Financial institution	Currency	Limit	Used amount
Bank overdraft	Kookmin Bank and others	KRW	1,863,300	—
Commercial papers Factoring	KEB Hana Bank and others	KRW	520,000	300,000
Collateralized loan on accounts receivable-trade	NH Bank	KRW	31,560	—
Collateralized loan on electronic accounts receivable-trade	Shinhan Bank and others	KRW	601,000	13,673
Plus electronic notes payable	Industrial Bank of Korea	KRW	50,000	140
Loans for working capital	Korea Development Bank	KRW	300,400	230,100
	and others	USD	960	—
Green energy factoring	Shinhan Bank	KRW	92	92
FX forward trading commitment	Shinhan Bank	USD	11,500	—
Facility loans	Kookmin Bank and others	KRW	13,616	13,616
		USD	212,000	183,796
Facility loans on ships	Shinhan Bank	USD	27,000	21,000
Inter-Korean Cooperation Fund	Export-Import Bank of Korea	KRW	37,700	5,181
Total		KRW	3,417,668	562,802
		USD	251,460	204,796

KT Corporation and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2014, 2015 and 2016

As of December 31, 2016, guarantees received from financial institutions are as follows:

(In millions of Korean won and foreign currencies in thousands)	Financial institution	Currency		Limit
Performance guarantee	Seoul Guarantee Insurance and others	KRW		127,542
		USD		4,148
Guarantee for import letters of credit	Industrial Bank of Korea and others	USD		5,980
Performance guarantee	PT Bank KEB Hana	IDR	[1]	123,023,153
Counter guarantee	Woori Bank	IDR	[1]	123,023,153
Guarantee for payment in foreign currency	Export-Import Bank of Korea and others	USD		78,005
		PLN	[2]	23,000
Guarantee for advances received	Export-Import Bank of Korea	USD		7,414
Comprehensive credit line	KEB Hana Bank and others	KRW		45,000
Guarantee for payment in local currency	Kookmin Bank and others	KRW		1,197
Bid guarantee	Korea Software Financial Cooperative	KRW		110,343
Performance guarantee / Warranty guarantee	Korea Software Financial Cooperative	KRW		262,758
Guarantee for advances received/others	Korea Software Financial Cooperative and others	KRW		70,100
Warranty guarantee	Seoul Guarantee Insurance	KRW		786
Guarantees for licensing	Seoul Guarantee Insurance	KRW		12,408
Guarantees for public sale	Seoul Guarantee Insurance	KRW		307
Guarantees for deposits	Seoul Guarantee Insurance and others	KRW		3,558
Total		KRW		633,999
		USD		95,547
		IDR	[1]	246,046,306
		PLN	[2]	23,000

1	Indonesia Rupiah.
2	Polish Zloty.

As of December 31, 2016, guarantees provided by the Group for third parties, are as follows:

(In millions of Korean won)	Subject to payment Guarantees	Creditor	Limit	Used amount	Period
KT Estate Inc.	Individuals with the right of ownership of Busan Lotte Castle Blue Ocean Apartment	Shinhan Bank	56,373	49,977	July 31, 2015 ~ Nov. 30, 2017

The Controlling Company is jointly and severally obligated with KT Sat Co., Ltd. to pay KT Sat Co., Ltd.’s liabilities prior to spin-off. As of December 31, 2016, the Controlling Company and KT Sat Co., Ltd. are jointly and severally liable for reimbursement of ￦6,004 million.

For the year ended December 31, 2016, the Group entered into agreements with Olleh KT Twenty-fifth to Twenty-sixth Securitization Specialty Co., Ltd. and GIGA LTE Twenty-seventh to Thirtieth Securitization Specialty Co., Ltd. (2015: Olleh KT Nineteenth to Twenty-fourth Securitization Specialty Co., Ltd.), and disposed its trade receivables related to handset sales. The Group also made asset management agreements with each securitization specialty company and will receive the related management fees.

KT Corporation and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2014, 2015 and 2016

As of December 31, 2016, the Group is a defendant in 181 lawsuits with the total claimed amount of ￦77,461 million (2015: ￦85,833 million). As of December 31, 2016, litigation provisions of ￦19,038 million for various pending lawsuits and unasserted claims are recorded as liabilities for potential loss in the ordinary course of business. The Company cannot yet predict the final outcomes of the cases because these matters involve significant uncertainties related to the legal theory or the nature of the claims as well as the complexity of the facts.

According to the financial and other covenants included in certain debentures and borrowings, the Group is required to maintain certain financial ratios such as debt-to-equity ratio, use the funds for the designated purpose and report to the creditors periodically. The covenant also contains restriction on provision of additional collateral and disposal of certain assets.

20.	Lease

The Group’s non-cancellable lease arrangements are as follows:

The Group as the Lessee

Finance Lease

Details of finance lease assets as of December 31, 2015 and 2016, are as follows:

(In millions of Korean won)	2015		2016
Acquisition costs	￦	285,932	￦	298,631
Less: Accumulated depreciation		(122,617)		(105,013)

Net balance	￦	163,315	￦	193,618

As of December 31, 2016, the Group recognized financial lease assets as other property, plant and equipment. The related depreciation amounted to ￦50,704 million (2015: ￦72,297 million) for the year ended December 31, 2016.

Details of future minimum lease payments as of December 31, 2015 and 2016, under finance lease contracts are summarized below:

(In millions of Korean won)	2015		2016
Total amount of minimum lease payments
Within one year	￦	78,996	￦	79,644
From one year to five years		105,555		131,813

Total	￦	184,551	￦	211,457

Unrealized interest expense		(28,354)		(30,743)

Net amount of minimum lease payments
Within one year		61,175		64,008
From one year to five years		95,022		116,706

Total	￦	156,197	￦	180,714

KT Corporation and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2014, 2015 and 2016

Operating Lease

Details of future minimum lease payments as of December 31, 2015 and 2016, under operating lease contracts are summarized below:

(In millions of Korean won)	2015		2016
Within one year	￦	110,771	￦	102,015
From one year to five years		297,027		270,462
Thereafter		77,859		16,549

Total	￦	485,657	￦	389,026

Operating lease expenses incurred for the years ended December 31, 2014, 2015 and 2016, amounted to ￦125,430 million, ￦111,776 million, and ￦121,852 million, respectively.

21.	Share Capital

As of December 31, 2015 and 2016, the Controlling Company’s number of authorized shares is one billion.

	2015					2016
	Number of outstanding shares	Par value per share (Korean won)		Ordinary shares (in millions of Korean won)		Number of outstanding shares	Par value per share (Korean won)		Ordinary shares (in millions of Korean won)
Ordinary shares[1]	261,111,808	￦	5,000	￦	1,564,499	261,111,808	￦	5,000	￦	1,564,499

1	The Controlling Company retired 51,787,959 treasury shares against retained earnings. Therefore, the ordinary shares amount differs from the amount resulting from multiplying the number of shares issued by ￦5,000 par value per share of ordinary shares.

22.	Retained Earnings

Details of retained earnings as of December 31, 2015 and 2016, are as follows:

(In millions of Korean won)	2015		2016
Legal reserve[1]	￦	782,249	￦	782,249
Voluntary reserves[2]		4,738,028		4,651,362
Unappropriated retained earnings		3,529,694		4,210,872

Total	￦	9,049,971	￦	9,644,483

1	The Commercial Code of the Republic of Korea requires the Controlling Company to appropriate, as a legal reserve, an amount equal to a minimum of 10% of cash dividends paid until such reserve equals 50% of its issued capital stock. The reserve is not available for the payment of cash dividends, but may be transferred to capital stock with the approval of the Controlling Company’s Board of Directors or used to reduce accumulated deficit, if any, with the ratification of the Controlling Company’s majority shareholders.
2	The provision of research and development of human is separately accumulated with tax reserve fund during earned surplus disposal by Tax Reduction and Exemption Control Act of Korea. Reversal of this provision can be paid out as dividends according to related tax law.

KT Corporation and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2014, 2015 and 2016

23.	Accumulated Other Comprehensive Income and Other Components of Equity

As of December 31, 2015 and 2016, the details of the Controlling Company’s accumulated other comprehensive income are as follows:

(In millions of Korean won)	2015		2016
Changes in investments in associates and joint ventures	￦	(10,312)	￦	(10,883)
Loss on derivatives valuation		(23,234)		(34,309)
Gain of valuation on available-for-sale		52,415		54,106
Foreign currency translation adjustment		(4,999)		(10,346)

Total	￦	13,870	￦	(1,432)

Changes in accumulated other comprehensive income for the years ended December 31, 2015 and 2016, are as follows:

	2015
(In millions of Korean won)	Beginning		Increase /decrease		Reclassified to gain or loss		Ending
Changes in investments in associates and joint ventures	￦	(8,955)	￦	(1,357)	￦	—	￦	(10,312)
Gain or loss on derivatives valuation		(37,158)		111,886		(97,962)		(23,234)
Gain or loss of valuation on available-for-sale		76,725		39,164		(63,474)		52,415
Foreign currency translation adjustment		(4,822)		(177)		—		(4,999)

Total	￦	25,790	￦	149,516	￦	(161,436)	￦	13,870

	2016
(In millions of Korean won)	Beginning		Increase /decrease		Reclassified to gain or loss		Ending
Changes in investments in associates and joint ventures	￦	(10,312)	￦	(571)	￦	—	￦	(10,883)
Gain or loss on derivatives valuation		(23,234)		64,796		(75,871)		(34,309)
Gain or loss of valuation on available-for-sale		52,415		5,204		(3,513)		54,106
Foreign currency translation adjustment		(4,999)		(5,347)		—		(10,346)

Total	￦	13,870	￦	64,082	￦	(79,384)	￦	(1,432)

As of December 31, 2015 and 2016, the other components of equity are as follows:

(In millions of Korean won)	2015		2016
Treasury stock[1]	￦	(866,156)	￦	(859,789)
Loss on disposal of treasury stock[2]		2,869		607
Share-based payments		3,737		5,762
Others[3]		(373,313)		(364,514)

Total	￦	(1,232,863)	￦	(1,217,934)

1	During the year ended December 31, 2016, the Controlling Company granted 136,351 treasury shares (2015: 3,008 treasury shares) as share-based payment.
2	The amount directly reflected in equity is ￦738 million (2015: ￦16 million) as of December 31, 2016.

KT Corporation and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2014, 2015 and 2016

3	Profit or loss incurred from transactions with non-controlling interest and investment difference incurred from change in proportion of subsidiaries are included.

As of December 31, 2015 and 2016, the details of treasury stock are as follows:

	2015		2016
Number of shares		16,262,008		16,140,165
Amounts (In millions of Korean won)	￦	866,156	￦	859,789

Treasury stock is expected to be used for the stock compensation for the Group’s directors and employees and other purposes.

24.	Share-based Payments

Details of share-based payments as of December 31, 2016, are as follows:

10th
Grant date	July 28, 2016
Grantee	CEO, inside directors, outside directors, executives
Vesting conditions	Service condition: 1 year Non-market performance condition: achievement of performance
Fair value per option (in Korean won)	￦31,750
Total compensation costs (in Korean won)	￦5,762 million
Estimated exercise date (exercise date)	During 2017
Valuation method	Fair value method

Changes in the number of stock options and the weighted-average exercise price as of December 31, 2015 and 2016, are as follows:

	2015
	Beginning	Granted	Expired	Forfeited	Exercised[1]	Ending	Number of shares exercisable
8th grant	251,833	—	248,825	—	3,008	—	—
9th grant	—	263,123	—	—	—	263,123	—

Total	251,833	263,123	248,825	—	3,008	263,123	—

	2016
	Beginning	Granted	Expired	Forfeited	Exercised[1]	Ending	Number of shares exercisable
9th grant	263,123	54,913	181,685	—	136,351	—	—
10th grant	—	318,506	—	—	—	318,506	—

Total	263,123	373,419	181,685	—	136,351	318,506	—

1	The weighted average price of ordinary shares at the time of exercise during 2016 was ￦31,750 (2015: ￦30,900).

KT Corporation and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2014, 2015 and 2016

25.	Operating Revenues

Operating revenues for the years ended December 31, 2014, 2015 and 2016, are as follows:

(In millions of Korean won)	2014		2015		2016
Services provided	￦	19,107,078	￦	19,455,693	￦	19,935,865
Sale of goods		3,252,202		2,755,980		2,819,141
Others		253,433		488,183		365,872

Total	￦	22,612,713	￦	22,699,856	￦	23,120,878

26.	Operating Expenses

Operating expenses for the years ended December 31, 2014, 2015 and 2016, are as follows:

(In millions of Korean won)	2014		2015		2016
Salaries and wages	￦	3,918,750	￦	3,303,484	￦	3,477,596
Depreciation		2,760,915		2,756,131		2,762,773
Amortization of intangible assets		564,779		582,467		582,493
Commissions		1,355,169		1,036,852		1,099,429
Interconnection charges		797,329		689,293		690,285
International interconnection fee		238,404		231,060		216,633
Purchase of inventories		3,508,689		3,963,036		3,407,263
Changes of inventories		254,735		(198,028)		162,323
Sales commission		2,628,978		1,856,595		1,968,035
Service cost		1,280,506		1,163,887		1,322,337
Utilities		313,329		319,303		323,406
Taxes and dues		232,056		256,958		255,480
Rent		451,365		469,950		455,457
Insurance premium		210,711		211,104		178,231
Installation fee		317,684		249,413		156,669
Advertising expenses		152,122		177,348		185,560
Research and development expenses		192,034		183,821		167,881
Card service cost		2,883,060		2,959,765		3,049,559
Others		1,330,938		1,410,349		1,319,688

Total	￦	23,391,553	￦	21,622,788	￦	21,781,098

Details of employee benefits for the years ended December 31, 2014, 2015 and 2016, are as follows:

(In millions of Korean won)	2014		2015		2016
Short-term employee benefits	￦	2,627,785	￦	3,055,699	￦	3,206,904
Post-employment benefits(Defined benefit plan)		857,172		202,814		208,942
Post-employment benefits(Defined contribution plan)		25,423		35,699		46,023
Post-employment benefits(Others)		404,743		5,535		8,017
Share-based payment		3,627		3,737		7,710

Total	￦	3,918,750	￦	3,303,484	￦	3,477,596

KT Corporation and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2014, 2015 and 2016

27.	Financial Income and Costs

Details of financial income for the years ended December 31, 2014, 2015 and 2016, are as follows:

(In millions of Korean won)	2014		2015		2016
Interest income	￦	80,244	￦	70,035	￦	115,686
Gain on foreign currency transactions		37,226		18,766		24,915
Gain on foreign currency translation		34,749		11,280		12,165
Gain on settlement of derivatives		2,134		368		8,515
Gain on valuation of derivatives		93,235		141,512		109,436
Others		5,501		30,899		25,422

Total	￦	253,089	￦	272,860	￦	296,139

Details of financial expenses for the years ended December 31, 2014, 2015 and 2016, are as follows:

(In millions of Korean won)	2014		2015		2016
Interest expenses	￦	475,084	￦	385,925	￦	337,219
Loss on foreign currency transactions		25,961		42,831		37,936
Loss on foreign currency translation		126,074		175,613		121,949
Loss on settlement of derivatives		35,240		6,280		632
Loss on valuation of derivatives		25,357		1,733		138
Loss on disposal of trade receivables		16,464		2,539		15,838
Impairment loss on available-for-sale financial assets		70,022		1,805		966
Others		17,998		28,605		409

Total	￦	792,200	￦	645,331	￦	515,087

28.	Deferred Income Tax and Income Tax Expense

The analysis of deferred tax assets and deferred tax liabilities as of December 31, 2015 and 2016, is as follows:

(In millions of Korean won)	2015		2016
Deferred tax assets
Deferred tax assets to be recovered within 12 months	￦	308,838	￦	265,997
Deferred tax assets to be recovered after more than 12 months		1,182,043		1,124,420

	￦	1,490,881	￦	1,390,417

Deferred tax liabilities
Deferred tax liability to be recovered within 12 months		(14,188)		(48,033)
Deferred tax liability to be recovered after more than 12 months		(760,946)		(778,655)

		(775,134)		(826,688)

Deferred tax assets after offsetting	￦	845,397	￦	701,409

Deferred tax liabilities after offsetting	￦	129,650	￦	137,680

KT Corporation and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2014, 2015 and 2016

The gross movements on the deferred income tax account for the years ended December 31, 2015 and 2016, are calculated as follows:

(In millions of Korean won)	2015		2016
Beginning	￦	934,828	￦	715,747
Charged(credited) to the statement of operations		(232,134)		(152,102)
Charged(credited) to other comprehensive income		21,977		84
Changes in scope of consolidation		(8,924)		—

Ending	￦	715,747	￦	563,729

The movement in deferred income tax assets and liabilities during the year, without taking into consideration the offsetting of balances within the same tax jurisdiction, is as follows:

(In millions of Korean won)	2015
	Beginning		Statement of operations		Other comprehensive income		Changes in scope of consolidation		Ending
Deferred tax liabilities
Derivative instruments	￦	(422)	￦	(14,281)	￦	(4,454)	￦	2	￦	(19,155)
Available-for-sale financial assets		(40,816)		(42)		11,499		(71)		(29,430)
Investment in subsidiaries, associates and joint ventures		(44,678)		(6,630)		1,282		(209)		(50,235)
Depreciation		(52,383)		(1,489)		—		—		(53,872)
Advanced depreciation provision		(238,130)		6,438		—		—		(231,692)
Deposits for severance benefits		(204,986)		(50,730)		—		3,792		(251,924)
Accrued income		(1,675)		(173)		—		40		(1,808)
Reserve for technology and human resource development		(22,637)		21,421		—		—		(1,216)
Others		(148,912)		10,347		—		2,763		(135,802)

		(754,639)		(35,139)		8,327		6,317		(775,134)

Deferred tax assets
Derivatives instruments		18,174		(18,174)		—		—		—
Provisions for impairment on trade receivables		142,806		(8,117)		—		2,054		136,743
Inventory valuation		(19)		75		—		—		56
Contribution for construction		22,040		(2,422)		—		—		19,618
Accrued expenses		50,627		13,669		—		(179)		64,117
Provisions		28,330		(4,048)		—		(3,929)		20,353
Property, plant and equipment		239,683		108		—		—		239,791
Retirement benefit obligations		297,497		25,686		12,091		(3,294)		331,980

KT Corporation and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2014, 2015 and 2016

(In millions of Korean won)	2015
	Beginning		Statement of operations		Other comprehensive income		Changes in scope of consolidation		Ending
Withholding of facilities expenses		7,809		(449)		—		—		7,360
Accrued payroll expenses		19,776		6,646		—		(4,788)		21,634
Deduction of installment receivables		4,310		6,203		—		—		10,513
Assets retirement obligation		18,362		(1,388)		—		—		16,974
Gain or loss foreign currency translation		16,980		26,303		—		—		43,283
Deferred revenue		64,649		(20,628)		—		(229)		43,792
Real-estate sales		872		2,108		—		—		2,980
Tax credit carryforwards		203,278		9,542		—		—		212,820
Accumulated deficit		411,755		(304,270)		—		—		107,485
Others		142,538		72,161		1,559		(4,876)		211,382

		1,689,467		(196,995)		13,650		(15,241)		1,490,881

Net balance	￦	934,828	￦	(232,134)	￦	21,977	￦	(8,924)	￦	715,747

(In millions of Korean won)	2016
	Beginning		Statement of operations		Other comprehensive income		Ending
Deferred tax liabilities
Derivative instruments	￦	(19,155)	￦	(33,569)	￦	3,536	￦	(49,188)
Available-for-sale financial assets		(29,430)		(10)		(2,262)		(31,702)
Investment in subsidiaries, associates and joint ventures		(50,235)		(666)		155		(50,746)
Depreciation		(53,872)		14,374		—		(39,498)
Advanced depreciation provision		(231,692)		6,005		—		(225,687)
Deposits for severance benefits		(251,924)		(55,806)		—		(307,730)
Accrued income		(1,808)		(216)		—		(2,024)
Reserve for technology and human resource development		(1,216)		469		—		(747)
Others		(135,802)		16,436		—		(119,366)

		(775,134)		(52,983)		1,429		(826,688)

Deferred tax assets
Provisions for impairment on trade receivables		136,743		(26,467)		—		110,276
Inventory valuation		56		(8)		—		48
Contribution for construction		19,618		(1,527)		—		18,091
Accrued expenses		64,117		16,239		—		80,356
Provisions		20,353		(132)		—		20,221
Property, plant and equipment		239,791		(6,876)		—		232,915
Retirement benefit obligations		331,980		41,857		(1,345)		372,492

KT Corporation and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2014, 2015 and 2016

(In millions of Korean won)	2016
	Beginning		Statement of operations		Other comprehensive income		Ending
Withholding of facilities expenses		7,360		(450)		—		6,910
Accrued payroll expenses		21,634		4,281		—		25,915
Deduction of installment receivables		10,513		3,374		—		13,887
Assets retirement obligation		16,974		1,112		—		18,086
Gain or loss foreign currency translation		43,283		24,418		—		67,701
Deferred revenue		43,792		(17,679)		—		26,113
Real-estate sales		2,980		871		—		3,851
Tax credit carryforwards		212,820		(13,221)		—		199,599
Accumulated deficit		107,485		(107,485)		—		—
Others		211,382		(17,426)		—		193,956

		1,490,881		(99,119)		(1,345)		1,390,417

Net balance	￦	715,747	￦	(152,102)	￦	84	￦	563,729

The tax impacts recognized directly to equity as of December 31, 2014, 2015 and 2016, are as follows:

	2014						2015						2016
(In millions of Korean won)	Before recognition		Tax effect		After recognition		Before recognition		Tax effect		After recognition		Before recognition		Tax effect		After recognition
Available-for-sale valuation gain(loss)	￦	29,239	￦	(7,076)	￦	22,163	￦	(47,515)	￦	11,499	￦	(36,016)	￦	9,347	￦	(2,262)	￦	7,085
Hedge instruments valuation gain(loss)		(36,682)		8,877		(27,805)		18,406		(4,454)		13,952		(14,611)		3,536		(11,075)
Remeasurements from net defined benefit liabilities		(312,186)		75,549		(236,637)		(49,963)		12,091		(37,872)		5,558		(1,345)		4,213
Shares of gain(loss) of associates and joint ventures		4,628		(1,120)		3,508		(5,297)		1,282		(4,015)		(641)		155		(486)
Foreign Currency Translation adjustment		4,652		(1,126)		3,526		(6,443)		1,559		(4,884)		(7,133)		1,726		(5,407)

Total	￦	(310,349)	￦	75,104	￦	(235,245)	￦	(90,812)	￦	21,977	￦	(68,835)	￦	(7,480)	￦	1,810	￦	(5,670)

KT Corporation and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2014, 2015 and 2016

Details of income tax expense (benefit) for the years ended December 31, 2014, 2015 and 2016, are calculated as follows:

(In millions of Korean won)	2014		2015		2016
Current income tax expense(benefit)	￦	45,674	￦	(5,003)	￦	176,212
Impact of change in deferred taxes		(317,115)		232,134		152,102

Income tax expense(benefit)	￦	(271,441)	￦	227,131	￦	328,314

The tax on the Group’s profit before tax differs from the theoretical amount that would arise using the weighted average tax rate applicable to profits of the entities as follows:

	2014		2015		2016
Profit(loss) before income tax expense(benefit)	￦	(1,299,254)	￦	710,741	￦	1,123,431

Statutory income tax expense(benefit)	￦	(314,419)	￦	171,999	￦	271,870
Tax effect
Income not taxable for taxation purposes		(44,145)		(21,881)		(28,093)
Non-deductible expenses		39,071		28,849		21,947
Tax credit		(39,490)		(9,660)		(13,764)
Additional payment of income taxes		1,079		997		(4,780)
Tax effect and adjustment on consolidation
Goodwill impairment		851		23,185		31,847
Eliminated dividend income from subsidiaries		32,393		20,452		40,087
Changes of out-side tax effect		10,165		9,844		(567)
Others		43,054		3,346		9,767

Income tax expense(benefit)	￦	(271,441)	￦	227,131	￦	328,314

29.	Earnings per Share

Basic earnings per share is calculated by dividing the profit from operations attributable to equity holders of the Controlling Company by the weighted average number of ordinary shares outstanding during the period, excluding ordinary shares purchased by the Group and held as treasury stock.

Basic earnings per share from operations for the years ended December 31, 2014, 2015 and 2016, is calculated as follows:

	2014		2015		2016
Profit(loss) attributable to ordinary shares (in millions of Korean won)	￦	(1,030,240)	￦	546,361	￦	708,362
Profit(loss) from continuing operations attributable to ordinary shares		(1,094,177)		404,045		708,362
Profit from discontinued operations attributable to ordinary shares		63,937		142,316		—
Weighted average number of ordinary shares outstanding (in number of shares)		244,443,771		244,854,364		244,892,313
Basic earnings(loss) per share (in Korean won)		(4,215)		2,231		2,893
Basic earnings(loss) per share from continuing operations		(4,477)		1,650		2,893
Basic earnings per share from discontinued operations		262		581		—

KT Corporation and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2014, 2015 and 2016

Diluted earnings per share from operations is calculated by adjusting the weighted average number of ordinary shares outstanding to assume conversion of all dilutive potential ordinary shares. The Controlling Company has dilutive potential ordinary shares from redeemable convertible preferred stocks from stock options.

Diluted earnings per share from operations for the years ended December 31, 2014, 2015 and 2016 is calculated as follows:

	2014		2015		2016
Profit(loss) attributable to ordinary shares (in millions of Korean won)	￦	(1,030,240)	￦	546,361	￦	708,362
Adjusted net income attributable to ordinary shares (in millions of Korean won)		(13)		(75)		(67)
Diluted profit(loss) attributable to ordinary shares (in millions of Korean won)		(1,030,253)		546,286		708,295
Diluted profit(loss) from continuing operations attributable to ordinary shares		(1,094,190)		403,970		708,295
Diluted income from discontinued operations attributable to ordinary shares		63,937		142,316		—
Number of dilutive potential ordinary shares outstanding (in number of shares)		—		1,104		84,245
Weighted average number of ordinary shares outstanding (in number of shares)		244,443,771		244,855,468		244,976,558
Diluted earnings(loss) per share (in Korean won)		(4,215)		2,231		2,891
Diluted earnings(loss) per share from continuing operations		(4,477)		1,650		2,891
Diluted earnings per share from discontinued operations		262		581		—

30.	Dividend

The dividends paid by the Controlling Company in 2016 and 2014 were ￦122,425 million (￦500 per share) and ￦195,112 million (￦800 per share), respectively. There were no dividends paid in 2015. A dividend in respect of the year ended December 31, 2016, of ￦800 per share, amounting to a total dividend of ￦195,977 million, was approved at the shareholders’ meeting on March 24, 2017.

KT Corporation and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2014, 2015 and 2016

31.	Cash Generated from Operations

Cash flows from operating activities for the years ended December 31, 2014, 2015 and 2016, are as follows:

(In millions of Korean won)	2014		2015		2016
1. Profit(loss) for the year	￦	(941,413)	￦	624,685	￦	795,117
2. Adjustments to reconcile net income
Income tax expense(benefit)		(266,335)		346,146		328,314
Interest income		(237,975)		(161,123)		(130,066)
Interest expense		578,210		445,814		337,219
Dividends income		(15,007)		(11,371)		(3,926)
Depreciation		3,242,346		3,030,821		2,821,779
Amortization of intangible assets		612,418		609,185		599,721
Provision for severance benefits		869,066		217,787		217,255
Impairment losses on trade receivables		231,934		161,448		92,711
Share of net profit of associates and joint ventures		(24,361)		(5,562)		(2,547)
Gain on disposal of associates and joint ventures		8,036		(4,848)		(1,450)
Impairment loss of associates and joint ventures		—		—		17,128
Gain on disposal of subsidiaries		11,028		(256,230)		—
Loss on disposal of property, plant and equipment and investment in properties		133,374		129,466		74,913
Loss on disposal of intangible assets		17,528		33,978		7,703
Loss on impairment of intangible assets		87,275		292,345		135,264
Loss on foreign currency translation		91,362		164,374		109,784
Gain on valuation of derivatives		(34,011)		(306,538)		(117,181)
Impairment losses on available-for-sale financial assets		70,022		1,805		966
Gain on disposal of available-for-sale financial assets		13,495		(131,041)		(22,695)
Others		(26,101)		24,140		64,863
3. Changes in operating assets and liabilities
Decrease in trade receivables		13,008		112,674		252,196
Decrease(increase) in other receivables		355,749		(21,749)		(770,893)
Decrease(increase) in other current assets		271,475		(19,701)		48,549
Increase in other non-current assets		(1,200,843)		(137,532)		(51,765)
Decrease(increase) in inventories		301,210		(270,343)		167,873
Increase(decrease) in trade payables		(417,944)		81,295		(114,838)
Increase(decrease) in other payables		(260,421)		(48,680)		705,807
Increase(decrease) in other current liabilities		19,010		(9,452)		37,798
Increase in other non-current liabilities		38,030		119,836		30,762
Increase(decrease) in provisions		26,029		(8,902)		(12,583)
Increase(decrease) in deferred revenue		1,359		(82,582)		(69,179)
Decrease(increase) in plan assets		238,987		(223,194)		(224,244)
Payment of severance benefits		(1,427,229)		(117,691)		(121,835)

4. Cash generated from operations (1+2+3)	￦	2,379,311	￦	4,579,260	￦	5,202,520

KT Corporation and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2014, 2015 and 2016

The Group made agreements with securitization specialty companies and disposed of its trade receivables related to handset sales (Note 19). Cash flows from the disposals are presented in cash generated from operations.

Significant transactions not affecting cash flows for the years ended December 31, 2014, 2015 and 2016, are as follows:

(In millions of Korean won)	2014		2015		2016
Reclassification of the current portion of debentures	￦	1,805,553	￦	1,551,300	￦	1,617,175
Reclassification of construction-in-progress to property, plant and equipment		2,478,164		2,373,023		2,212,324
Reclassification of accounts payable from property, plant and equipment		310,270		78,663		91,407
Reclassification of accounts payable from intangible assets		179,395		(170,870)		668,564
Reclassification of payable from defined benefit liability		26,250		1,675		5,746
Reclassification of payable from plan assets		20,695		13,717		(9,731)
Exercise of convertible bonds		19,052		—		—

32.	Segment Information

The Group’s operating segments are as follows:

Details	Business service
Customer/Marketing	Mobile/fixed line telecommunication service and convergence business
Finance	Credit card business
Satellite TV	Satellite broadcasting business
All other segments	Information technology business, security business, global business and other businesses operated by subsidiaries

Details of each segment for the years ended December 31, 2014, 2015 and 2016, are as follows:

	2014
(In millions of Korean won)	Operating revenues		Operating income(loss)		Depreciation and Amortization
Customer/Marketing	￦	16,784,511	￦	(426,786)	￦	2,913,221
Finance		3,296,273		166,302		24,346
Satellite TV1		656,430		68,857		85,295
All other segments[1]		4,857,209		(558,122)		298,100

		25,594,423		(749,749)		3,320,962
Elimination		(2,981,710)		(29,091)		4,732

Consolidated amount	￦	22,612,713	￦	(778,840)	￦	3,325,694

KT Corporation and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2014, 2015 and 2016

	2015
(In millions of Korean won)	Operating revenues		Operating income(loss)		Depreciation and Amortization
Customer/Marketing	￦	16,130,454	￦	816,679	￦	2,897,876
Finance		3,512,721		281,477		25,466
Satellite TV1		668,521		97,701		95,951
All other segments[1]		6,115,520		(99,601)		314,691

		26,427,216		1,096,256		3,333,984
Elimination		(3,727,360)		(19,188)		4,614

Consolidated amount	￦	22,699,856	￦	1,077,068	￦	3,338,598

1	The amounts of 2014, 2015 were revised due to change in reportable segments.

	2016
(In millions of Korean won)	Operating revenues		Operating income		Depreciation and Amortization
Customer/Marketing	￦	16,144,415	￦	1,050,053	￦	2,870,161
Finance		3,577,549		208,566		28,868
Satellite TV		668,945		79,987		98,895
All other segments		6,308,203		40,047		339,429

		26,699,112		1,378,653		3,337,353
Elimination		(3,578,234)		(38,873)		7,913

Consolidated amount	￦	23,120,878	￦	1,339,780	￦	3,345,266

Operating revenues for the year ended December 31, 2014, 2015 and 2016 and non-current assets as of December 31, 2015 and 2016 by geographical regions, are as follows:

(In millions of Korean won)	Operating revenues			Non-current assets[1]
Location	2014	2015	2016	2015.12.31	2016.12.31
Domestic	￦22,531,190	￦22,628,778	￦23,026,255	￦17,989,844	￦18,308,310
Overseas	81,523	71,078	94,623	190,891	174,648

Total	￦22,612,713	￦22,699,856	￦23,120,878	￦18,180,735	￦18,482,958

1	Non-current assets include property, plant and equipment, intangible assets and investment properties.

KT Corporation and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2014, 2015 and 2016

33.	Related Party Transactions

The list of related party of the Group as of December 31, 2016, is as follows:

Relationship	Name of Entry
Associates and joint ventures	Korea Information & Technology Investment Fund, KT WiBro Infra Co., Ltd., K-Realty CR-REITs No.1, Mongolian Telecommunications, KT-SB Venture Investment Fund, Boston Global Film & Contents Fund L.P., QTT Global (Group) Company Limited, CU Industrial Development Co., Ltd., HooH Healthcare Inc., KD Living, Inc., ChungHo EZ-Cash Co., Ltd., MOS GS Co., Ltd., MOS Daegu Co., Ltd., MOS Chungcheong Co., Ltd., MOS Gangnam Co., Ltd., MOS GB Co., Ltd., MOS BS Co., Ltd., MOS Honam Co., Ltd., Oscar Ent. Co., Ltd., Texno Pro Sistem, KT-CKP New Media Investment Fund, LoginD Co., Ltd., K-REALTY CR-REIT 6, ISU-kth Contents Investment Fund, Daiwon Broadcasting Co., Ltd., KT-DSC creative economy youth start-up investment fund, Gyeonggi-KT Green Growth Fund, Korea electronic Vehicle charging service, PT. Mitra Transaksi Indonesia, K-REALTY RENTAL HOUSING REIT 2, KT-IBKC future investment fund 1, AI RESEARCH INSTITUTE, Gyeonggi-KT Yoojin Superman Fund, FUNDA Co., Ltd.

Outstanding balances of receivables and payables in relations to transactions with related parties as of December 31, 2015 and 2016, are as follows:

		2015
		Receivables						Payables
(In millions of Korean won)		Trade receivables		Loans		Other receivables		Trade payables		Other payables
Associates and joint ventures	KT Wibro Infra Co., Ltd.	￦	—	￦	—	￦	—	￦	—	￦	86,507
	Smart Channel Co., Ltd.[1]		8,684		46,914		39,950		995		1,308
	K-Realty CR-REITs No.1		927		—		34,200		—		—
	MOS GS Co., Ltd.		33		—		1		—		1,454
	MOS Daegu Co., Ltd.		8		—		23		—		1,051
	MOS Chungcheong Co., Ltd.		4		—		1		—		1,184
	MOS Gangnam Co., Ltd.		3		—		1		—		—
	MOS GB Co., Ltd.		6		—		1		108		2,801
	MOS BS Co., Ltd.		1		—		1		—		1,086
	MOS Honam Co., Ltd.		3		—		—		—		1,793
	Others		738		—		1,499		110		3,010

Total		￦	10,407	￦	46,914	￦	75,677	￦	1,213	￦	100,194

1	The Group provided allowance for doubtful accounts of ￦95,548 million against trade receivables, loans and other receivables from Smart Channel Co., Ltd.

KT Corporation and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2014, 2015 and 2016

		2016
		Receivables						Payables
(In millions of Korean won)		Trade receivables		Loans		Other receivables		Trade payables		Other payables
Associates and joint ventures	KT Wibro Infra Co., Ltd.	￦	—	￦	—	￦	—	￦	—	￦	43,394
	K-Realty CR-REITs No.1		882		—		33,110		—		—
	MOS GS Co., Ltd.		9		—		1		—		1,494
	MOS Daegu Co., Ltd.		1		—		—		—		1,082
	MOS Chungcheong Co., Ltd.		6		—		1		—		2,065
	MOS Gangnam Co., Ltd.		6		—		1		—		1,129
	MOS GB Co., Ltd.		19		—		5		—		2,167
	MOS BS Co., Ltd.		34		—		1		—		1,114
	MOS Honam Co., Ltd.		2		—		—		—		1,289
	Others		481		—		179		3		1,266

Total		￦	1,440	￦	—	￦	33,298	￦	3	￦	55,000

Significant transactions with related parties for the years ended December 31, 2014, 2015 and 2016, are as follows:

		2014
(In millions of Korean won)		Sales		Purchases[2]
Associates and joint ventures	ktcs Corporation[1]	￦	59,739	￦	245,648
	ktis Corporation[1]		78,546		243,336
	KT Service Bukbu		6,787		54,450
	Information Technology Solution Nambu Corporation		7,574		45,940
	Information Technology Solution Seobu Corporation		6,388		40,251
	Information Technology Solution Busan Corporation		4,093		26,174
	KT Service Nambu		7,187		37,436
	Information Technology Solution Honam Corporation		4,976		36,081
	Information Technology Solution Daegu Corporation		3,460		21,006
	KT Wibro Infra Co., Ltd.		11		1,237
	Smart Channel Co., Ltd.		14,002		2
	K-Realty CR-REITs No.1		2,067		37,413
	MOS GS Co., Ltd.		1,593		17,063
	MOS Daegu Co., Ltd.		894		12,092
	MOS Chungcheong Co., Ltd.		867		12,105
	MOS Gangnam Co., Ltd.		775		16,209
	MOS GB Co., Ltd.		2,017		21,114
	MOS BS Co., Ltd.		858		15,762
	MOS Honam Co., Ltd.		780		14,417
	Others		4,401		11,903

Total[3]		￦	207,015	￦	909,635

1	The transactions for the year ended December 31, 2014, before ktcs and kits were included in the consolidation scope.
2	The amount includes acquisition of property, plant and equipment and others.
3	Operating income and expenses of KT Capital Co., Ltd. and KT Rental that were classified as discontinued operations amounting to ￦17,707 million and ￦1,271 million, respectively, during the year ended December 31, 2014, is included.

KT Corporation and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2014, 2015 and 2016

		2015
(In millions of Korean won)		Sales		Purchases[2]
Associates and joint ventures	KT Service Bukbu[1]	￦	2,143	￦	28,550
	Information Technology Solution Nambu Corporation[1]		2,707		24,025
	Information Technology Solution Seobu Corporation[1]		2,324		20,031
	Information Technology Solution Busan Corporation[1]		1,496		14,049
	KT Service Nambu[1]		1,972		21,133
	Information Technology Solution Honam Corporation[1]		2,050		29,538
	Information Technology Solution Daegu Corporation[1]		1,256		18,272
	KT Wibro Infra Co., Ltd.		11		814
	Smart Channel Co., Ltd.		6,545		4,722
	K- Realty CR-REITs No.1		2,133		38,167
	MOS GS Co., Ltd.		752		17,474
	MOS Daegu Co., Ltd.		357		12,227
	MOS Chungcheong Co., Ltd.		310		12,735
	MOS Gangnam Co., Ltd.		454		15,829
	MOS GB Co., Ltd.		964		21,582
	MOS BS Co., Ltd.		453		15,482
	MOS Honam Co., Ltd.		470		17,004
	Others		4,394		13,510

	Total[3]	￦	30,791	￦	325,144

1	The transactions for the year ended December 31, 2015, after KT Service Bukbu Co., Ltd. and KT Service Nambu Co., Ltd. were merged and included in the consolidation scope.
2	The amount includes acquisition of property, plant and equipment, and others.
3	Operating income amounting to ￦6,634 million of KT Capital Co., Ltd. and KT Rental that were classified as discontinued operations during the year ended December 31, 2015, is included.

		2016
(In millions of Korean won)		Sales		Purchases[2]
Associates and joint ventures	KT Wibro Infra Co., Ltd.	￦	11	￦	391
	Smart Channel Co., Ltd.[1]		766		—
	K- Realty CR-REITs No.1		1,989		37,469
	MOS GS Co., Ltd.		663		17,361
	MOS Daegu Co., Ltd.		291		12,220
	MOS Chungcheong Co., Ltd.		408		13,469
	MOS Gangnam Co., Ltd.		412		15,797
	MOS GB Co., Ltd.		891		21,802
	MOS BS Co., Ltd.		441		15,346
	MOS Honam Co., Ltd.		418		14,389
	Others		1,719		29,422

Total		￦	8,009	￦	177,666

1	The transactions for the year ended December 31, 2016, before Smart Channel Co., Ltd. was included in the consolidation scope.
2	The amount includes acquisition of property, plant and equipment, and others.

KT Corporation and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2014, 2015 and 2016

Key management compensation for the years ended December 31, 2014, 2015 and 2016, consists of:

(In millions of Korean won)	2014		2015		2016
Salaries and other short-term benefits	￦	1,817	￦	2,455	￦	2,629
Post-employment benefits		400		413		381
Stock-based compensation		965		997		1,237

Total	￦	3,182	￦	3,865	￦	4,247

Fund transactions with related parties for the years ended December 31, 2015 and 2016, are as follows:

(In millions of Korean won)	2015
	Loan transactions		Borrowing transactions		Equity contributions in cash		Dividend income
	Loans		Repayment
Associates and joint ventures
KT-DSC creative economy youth start-up investment fund	￦	—	￦	—	￦	4,000	￦	—
Smart Channel Co., Ltd.[1]		37,276		—		—		—
Korea Electronic Vehicle Charging Service		—		—		1,368		—
2010 KIF-IMM IT Investment Fund[2]		—		—		617		—
KTC-NP-Growth Champ 2011-2 PEF[2]		—		—		6,400		—
Korea Information & Technology Investment Fund		—		—		—		1,107
Exdell Corporation		—		—		—		13
KT Service Bukbu[3]		—		—		—		9
Information Technology Solution Nambu Corporation[3]		—		—		—		9
Information Technology Solution Seobu Corporation[3]		—		—		—		9
Information Technology Solution Busan Corporation[3]		—		—		—		9
KT Service Nambu[3]		—		—		—		9
Information Technology Solution Honam Corporation[2]		—		—		—		9
Information Technology Solution Daegu Corporation[2]		—		—		—		9
KT-SB Venture Investment Fund		—		—		—		11,795
K-Realty CR-REITs No.1		—		—		—		3,345
Mongolian Telecommunications		—		—		—		35
Daiwon Broadcasting Co., Ltd.		—		—		—		85
Others		—		—		—		83

Total	￦	37,276	￦	—	￦	12,385	￦	16,526

1	The Group provided Allowance for doubtful accounts of ￦37,276 million against loans for Smart Channel Co., Ltd.

KT Corporation and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2014, 2015 and 2016

2	The transactions related to KT Capital Co., Ltd. that was classified as disposal group held for sale during the year ended December 31, 2015, are included.
3	The transactions for the year ended December 31, 2015, after KT Service Bukbu Co., Ltd. and KT Service Nambu Co., Ltd. were merged and included in the consolidation scope.

(In millions of Korean won)	2016
	Equity contributions in cash		Dividend income
Associates and joint ventures
KT-DSC creative economy youth start-up investment fund	￦	6,000	￦	—
PT. Mitra Transaksi Indonesia		16,626		—
K-REALTY RENTAL HOUSING REIT 2		5,500		—
AI RESEARCH INSTITUTE		3,000		—
KT-IBKC future investment fund 1		3,750		—
Gyeonggi-KT Yoojin Superman Fund		1,000		—
FUNDA Co., Ltd.		2,799		—
K-Realty CR-REITs No.1		—		4,186
Korea Information & Technology Investment Fund		—		3,201
Daiwon Broadcasting Co., Ltd.		—		85
Others		—		82

Total	￦	38,675	￦	7,554

34.	Financial risk management

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

KT Corporation and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2014, 2015 and 2016

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

As of December 31, 2014, 2015 and 2016, if the foreign exchange rate had strengthened/weakened by 10% with all other variables held constant, the effects on profit before income tax and shareholders’ equity would have been as follows:

(In millions of Korean won)	Fluctuation of foreign exchange rate	Income before tax		Shareholders’ equity
2014.12.31	10%	￦	(45,430)	￦	(38,437)
	-10%		45,430		38,437
2015.12.31	10%		(52,157)		(45,632)
	-10%		52,157		45,632
2016.12.31	10%		(28,134)		(23,817)
	-10%		28,134		23,817

The above analysis is a simple sensitivity analysis which assumes that all the variables other than foreign exchange rates are held constant. Therefore, the analysis does not reflect any correlation between foreign exchange rates and other variables, nor the management’s decision to decrease the risk.

Details of financial assets and liabilities in foreign currencies as of December 31, 2014, 2015 and 2016, are as follows:

	2014		2015		2016
(In thousands)	Financial assets	Financial liabilities	Financial assets	Financial liabilities	Financial assets	Financial liabilities
USD	197,221	2,532,614	183,254	2,351,003	210,474	2,536,090
SDR[1]	573	1,027	444	849	311	737
JPY	34,168	30,051,367	73,716	40,279,411	80,555	21,802,051
GBP	—	257	8	888	1	151
EUR	134	177	29	29	40	2,571
DZD[2]	929	—	—	—	471	—
CNY	3,957	—	15,562	107	15,262	381
UZS[3]	7,978,633	—	—	—	39,531	—
RWF[4]	13,593	—	—	—	1,203	—
IDR[5]	—	—	—	—	15,646,011	53,142,167
MMK[6]	—	—	—	—	2,750	—
TZS[7]	—	—	—	—	29,987	—
BWP[8]	—	—	—	—	15	—
HKD	158	—	9	—	254	—
BDT[9]	299	—	6	—	69,473	—
COP[10]	23,583	—	—	—	—	—
PLN[11]	28,195	—	207,273	—	106,025	—
VND[12]	273,313	93,756	270,000	—	515,412	—
CHF	—	78	—	—	—	—

KT Corporation and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2014, 2015 and 2016

1	Special Drawing Rights.
2	Algeria Dinar.
3	Uzbekistan Sum.
4	Rwanda Franc.
5	Indonesia Rupiah.
6	Myanmar Kyat.
7	Tanzanian Shilling.
8	Botswana Pula.
9	Bangladesh Taka.
10	Columbia Peso.
11	Polish Zloty.
12	Vietnam Dong.

(iii) Price risk

As of December 31, 2014, 2015 and 2016, the Group is exposed to equity securities price risk because the securities held by the Group are traded in active markets. If the market prices had increased/decreased by 10% with all other variables held constant, the effects on profit before income tax and shareholders’ equity would have been as follows:

(In millions of Korean won)	Fluctuation of price	Income before tax		Equity
2014.12.31	10%	￦	—	￦	6,593
	-10%		—		(6,593)
2015.12.31	10%	￦	—	￦	3,469
	-10%		—		(3,469)
2016.12.31	10%	￦	—	￦	539
	-10%		—		(539)

The above analysis is based on the assumption that the equity index had increased/decreased by 10% with all other variables held constant and all the Group’s marketable equity instruments had moved according to the historical correlation with the index.

(iv) Cash flow and fair value interest rate risk

The Group’s interest rate risk arises from liabilities in foreign currency such as foreign currency debentures. Debentures in foreign currency issued at variable rates expose the Group to cash flow interest rate risk which is partially offset by swap transactions. Debentures and borrowings issued at fixed rates expose the Group to fair value interest rate risk. The Group sets the policy and operates to minimize the uncertainty of the changes in interest rates and financial costs.

As of December 31, 2014, 2015 and 2016, if the market interest rate had increased/decreased by 100bp with other variables held constant, the effects on profit before income tax and shareholders’ equity would be as follows:

(In millions of Korean won)	Fluctuation of interest rate	Income before tax		Shareholders’ equity
2014.12.31	+ 100 bp	￦	(4,717)	￦	4,892
	- 100 bp		(4,632)		(11,064)
2015.12.31	+ 100 bp	￦	(3,601)	￦	(245)
	- 100 bp		3,615		(5,764)
2016.12.31	+ 100 bp	￦	(3,456)	￦	(1,673)
	- 100 bp		3,445		(5,025)

KT Corporation and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2014, 2015 and 2016

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

As of December 31, 2015 and 2016, maximum exposure to credit risk is as follows.

(In millions of Korean won)	2015		2016
Cash equivalents(except cash on hand)	￦	2,537,536	￦	2,875,383
Trade and other receivables		5,557,779		6,036,363
Other financial assets
Financial assets at fair value through profit or loss		18		6,277
Derivative used for hedging		139,088		227,318
Time deposits and others		434,093		716,769
Available-for-sale financial assets		21,388		26,684
Held-to-maturity financial assets		18,030		30,143
Financial guarantee contracts[1]		106,550		56,373

Total	￦	8,814,482	￦	9,975,310

1	Total amounts guaranteed by the Group according to the guarantee contracts.

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

	2015.12.31
(In millions of Korean won)	Less than 1 year		1-5 years		More than 5 years		Total
Trade and other payables	￦	6,987,882	￦	695,167	￦	139,843	￦	7,822,892
Borrowings(including debentures)		1,768,171		5,859,467		1,981,497		9,609,135
Other non-derivative financial liabilities		2,935		2,858		—		5,793
Financial guarantee contracts[1]		106,550		—		—		106,550

Total	￦	8,865,538	￦	6,557,492	￦	2,121,340	￦	17,544,370

KT Corporation and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2014, 2015 and 2016

	2016.12.31
(In millions of Korean won)	Less than 1 year		1-5 years		More than 5 years		Total
Trade and other payables	￦	7,682,604	￦	1,121,452	￦	217,411	￦	9,021,467
Borrowings(including debentures)		2,034,524		4,834,151		2,458,749		9,327,424
Other non-derivative financial liabilities		233		3,272		22,917		26,422
Financial guarantee contracts[1]		56,373		—		—		56,373

Total	￦	9,773,734	￦	5,958,875	￦	2,699,077	￦	18,431,686

1	Total amount guaranteed by the Group according to guarantee contracts. Cash flow from financial guarantee contracts is classified as the maturity group in the earliest period when the financial guarantee contracts can be executed.

Cash outflow and inflow of derivatives settled gross or net are undiscounted contractual cash flow and can differ from the amount in the financial statements.

	2014.12.31
(In millions of Korean won)	Less than 1 year		1-5 years		More than 5 years		Total
Outflow	￦	242,051	￦	2,282,242	￦	38,795	￦	2,563,088
Inflow		210,045		2,217,211		43,418		2,470,674

	2015.12.31
(In millions of Korean won)	Less than 1 year		1-5 years		More than 5 years		Total
Outflow	￦	335,970	￦	2,138,379	￦	38,184	￦	2,512,533
Inflow		276,066		2,284,219		46,194		2,606,479

	2016.12.31
(In millions of Korean won)	Less than 1 year		1-5 years		More than 5 years		Total
Outflow	￦	1,174,147	￦	1,176,715	￦	536,005	￦	2,886,867
Inflow		1,302,112		1,306,199		588,559		3,196,870

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

The debt-to-equity ratios as of December 31, 2015 and 2016, are as follows:

(In millions of Korean won)	2015		2016
Total liabilities	￦	17,248,594	￦	17,881,580
Total equity		12,156,131		12,782,718
Debt-to-equity ratio		142%		140%

The Group manages capital on the basis of the gearing ratio. This ratio is calculated as net debt divided by total capital. Net debt is calculated as total borrowings less cash and cash equivalents. Total capital is calculated as ‘equity’ in the statement of financial position plus net debt.

KT Corporation and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2014, 2015 and 2016

The gearing ratios as of December 31, 2015 and 2016, are as follows:

(In millions of Korean won, %)	2015		2016
Total borrowings	￦	8,791,094	￦	8,301,505
Less: cash and cash equivalents		(2,559,464)		(2,900,311)

Net debt		6,231,630		5,401,194
Total equity		12,156,131		12,782,718
Total capital		18,393,761		18,183,912
Gearing ratio		34%		30%

(3) Offsetting Financial Assets and Financial Liabilities

Details of the Group’s recognized financial assets subject to enforceable master netting arrangements or similar agreements are as follows:

(In millions of Korean won)	2015
	Gross assets		Gross liabilities offset		Net amounts presented in the statement of financial position		Amounts not offset				Net amount
							Financial instruments		Cash collateral
Derivative assets for hedging purpose[1]	￦	20,627	￦	—	￦	20,627	￦	(20,627)	￦	—	￦	—
Trade receivables[2]		90,448		—		90,448		(86,184)		—		4,264

Total	￦	111,075	￦	—	￦	111,075	￦	(106,811)	￦	—	￦	4,264

(In millions of Korean won)	2016
	Gross assets		Gross liabilities offset		Net amounts presented in the statement of financial position		Amounts not offset				Net amount
							Financial instruments		Cash collateral
Derivative assets for hedging purpose[1]	￦	35,334	￦	—	￦	35,334	￦	(5,707)	￦	—	￦	29,627
Trade receivables[2]		95,865		—		95,865		(91,662)		—		4,203

Total	￦	131,199	￦	—	￦	131,199	￦	(97,369)	￦	—	￦	33,830

1	The amount applied with master netting arrangements under the standard contract of International Swap and Derivatives Association (ISDA).
2	The amount applied with netting arrangements under the reference offer of the telecommunication facility interconnection and sharing data among telecommunications companies.

KT Corporation and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2014, 2015 and 2016

The Group’s recognized financial liabilities subject to enforceable master netting arrangements or similar agreements are as follows:

	2015
(In millions of Korean won)	Gross liabilities		Gross assets offset		Net amounts presented in the statement of financial position		Amounts not offset				Net amount
							Financial instruments		Cash collateral
Derivative liabilities for hedging purpose[1]	￦	28,544	￦	—	￦	28,544	￦	(20,627)	￦	—	￦	7,917
Trade payables[2]		87,093		—		87,093		(86,184)		—		909
Other payables[2]		102		(12)		90		—		—		90

Total	￦	115,739	￦	(12)	￦	115,727	￦	(106,811)	￦	—	￦	8,916

	2016
(In millions of Korean won)	Gross liabilities		Gross assets offset		Net amounts presented in the statement of financial position		Amounts not offset				Net amount
							Financial instruments		Cash collateral
Derivative liabilities for hedging purpose[1]	￦	20,627	￦	—	￦	20,627	￦	(20,627)	￦	—	￦	—
Trade payables[2]		90,435		—		90,435		(86,184)		—		4,251
Other payables[2]		48		(4)		44		—		—		44

Total	￦	111,110	￦	(4)	￦	111,106	￦	(106,811)	￦	—	￦	4,295

1	The amount applied with master netting arrangements under the standard contract of International Swap and Derivatives Association (ISDA).
2	The amount applied with netting arrangements under the reference offer of the telecommunication facility interconnection and sharing data among telecommunications companies.

KT Corporation and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2014, 2015 and 2016

35.	Fair Value

35.1	Fair Value of Financial Instruments by Category

Carrying amount and fair value of financial instruments by category as of December 31, 2015 and 2016, are as follows:

	2015		2016
(In millions of Korean won)	Carrying amount	Fair value	Carrying amount	Fair value
Financial assets
Cash and cash equivalents[1]	￦2,559,464	￦2,559,464	￦2,900,311	￦2,900,311
Trade and other receivables[1]	5,557,779	5,557,779	6,036,363	6,036,363
Other financial assets
Financial instruments at fair value through profit or loss	18	18	6,277	6,277
Derivative financial instruments for hedging purpose	139,088	139,088	227,318	227,318
Time deposits and others[1]	434,093	434,093	716,769	716,769
Held-to-maturity	18,030	18,030	30,143	30,143
Available-for-sale financial assets[2]	308,539	308,539	299,001	299,001

	￦9,017,011	￦9,017,011	￦10,216,182	￦10,216,182

Financial liabilities
Trade and other liabilities[1]	￦7,004,000	￦7,004,000	￦8,328,082	￦8,328,082
Borrowings	8,634,897	8,684,886	8,120,791	8,184,195
Other financial liabilities
Financial instruments at fair value through profit or loss	2,006	2,006	1,973	1,973
Derivative financial instruments for hedging purpose	62,883	62,883	14,928	14,928
Other[1]	82,439	82,439	91,763	91,763

	￦15,786,225	￦15,836,214	￦16,557,537	￦16,620,941

1	The Group did not conduct fair value estimation since the book amount is a reasonable approximation of the fair value.
2	Equity instruments that do not have a quoted price in an active market are measured at cost because their fair value cannot be measured reliably and excluded from the fair value disclosures.

KT Corporation and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2014, 2015 and 2016

35.2	Financial Instruments Measured at Cost

Available-for-sale financial assets measured at cost as of December 31, 2015 and 2016, are as follows:

(In millions of Korean won)	2015		2016
K-Bank	￦	—	￦	36,500
IBK-AUCTUS Green Growth Private Equity Fund		11,134		9,506
CBC II Fund		10,150		8,601
TRANSLINK No.2 Fund		10,085		9,395
WALDEN No.6 Fund		5,686		4,710
Storm IV Fund		6,602		7,550
Others		7,841		29,511

Total	￦	51,498	￦	105,773

The range of cash flow estimates is significant and the probabilities of the various estimates cannot be reasonably assessed and therefore, these instruments are measured at cost.

The Group does not have any plans to dispose of the above-mentioned equities instruments in the near future. These instruments will be measured at fair value when the Group can develop a reliable estimate of the fair value.

35.3	Fair Value Hierarchy

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

KT Corporation and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2014, 2015 and 2016

Fair value hierarchy classifications of the financial assets and financial liabilities that are measured at fair value or its fair value is disclosed as of December 31, 2015 and 2016, are as follows:

	2015
(In millions of Korean won)	Level 1		Level 2		Level 3		Total
Recurring fair value measurements
Other financial assets
Financial assets at fair value through profit or loss	￦	—	￦	—	￦	18	￦	18
Derivative financial assets for hedging purpose		—		139,088		—		139,088
Available-for-sale financial assets		41,202		—		267,337		308,539

		41,202		139,088		267,355		447,645

Disclosed fair value
Associates and joint ventures		4,884		—		—		4,884
Investment properties[1]		—		—		2,645,246		2,645,246

		4,884		—		2,645,246		2,650,130

	￦	46,086	￦	139,088	￦	2,912,601	￦	3,097,775

Recurring fair value measurements
Other financial liabilities
Financial liabilities at fair value through profit or loss	￦	—	￦	—	￦	2,006	￦	2,006
Derivative financial liabilities for hedging purpose		—		62,883		—		62,883

		—		62,883		2,006		64,889

Disclosed fair value
Borrowings		—		—		8,684,886		8,684,886

		—		—		8,684,886		8,684,886

	￦	—	￦	62,883	￦	8,686,892	￦	8,749,775

KT Corporation and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2014, 2015 and 2016

	2016
(In millions of Korean won)	Level 1		Level 2		Level 3		Total
Recurring fair value measurements
Other financial assets
Financial assets at fair value through profit or loss	￦	—	￦	—	￦	6,277	￦	6,277
Derivative financial assets for hedging purpose		—		227,318		—		227,318
Available-for-sale financial assets		5,387		5,725		287,889		299,001

		5,387		233,043		294,166		532,596

Disclosed fair value
Associates and joint ventures		3,940		—		—		3,940
Investment properties[1]		—		—		2,340,893		2,340,893

		3,940		—		2,340,893		2,344,833

	￦	9,327	￦	233,043	￦	2,635,059	￦	2,877,429

Recurring fair value measurements
Other financial liabilities
Financial liabilities at fair value through profit or loss	￦	—	￦	—	￦	1,973	￦	1,973
Derivative financial liabilities for hedging purpose		—		14,928		—		14,928

		—		14,928		1,973		16,901

Disclosed fair value
Borrowings		—		—		8,184,195		8,184,195

		—		—		8,184,195		8,184,195

	￦	—	￦	14,928	￦	8,186,168	￦	8,201,096

1	The highest and best use of a non-financial asset does not differ from its current use.

35.4	Transfers Between Fair Value Hierarchy Levels of Recurring Fair Value Measurements

(a)	Details of transfers between Level 1 and Level 2 of the fair value hierarchy for the recurring fair value measurements are as follows:

There are no transfers between Level 1 and Level 2 of the fair value hierarchy for the recurring fair value measurements.

KT Corporation and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2014, 2015 and 2016

(b)	Details of changes in Level 3 of the fair value hierarchy for the recurring fair value measurements are as follows:

	2015
(In millions of Korean won)	Financial assets at fair value through profit or loss		Derivative financial assets for hedging purpose		Available-for-sale		Other derivative liabilities		Financial liabilities designated as at fair value through profit or loss
Beginning balance	￦	6,983	￦	7,342	￦	329,260	￦	646	￦	3,334
Amount recognized in profit or loss		171,990		(5,157)		(704)		2,006		—
Amount recognized in other comprehensive income		—		8,105		47,189		—		—
Purchases		—		—		40,707		—		—
Sales		—		—		(113,634)		(551)		(3,334)
Settlement		(176,681)		(10,290)		—		—		—
Change in scope of consolidation		(2,274)		—		(35,481)		(95)		—

Ending balance	￦	18	￦	—	￦	267,337	￦	2,006	￦	—

	2016
(In millions of Korean won)	Financial assets at fair value through profit or loss		Available-for-sale		Other derivative liabilities
Beginning balance	￦	18	￦	267,337	￦	2,006
Amount recognized in profit or loss		(7,184)		(426)		(33)
Amount recognized in other comprehensive income		—		15,099		—
Purchases		13,461		1,561		—
Sales		(18)		(1,405)		—
Reclassification		—		5,723		—

Ending balance	￦	6,277	￦	287,889	￦	1,973

KT Corporation and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2014, 2015 and 2016

35.5	Valuation Technique and the Inputs

Valuation techniques and inputs used in the recurring, non-recurring fair value measurements and disclosed fair values categorized within Level 2 and Level 3 of the fair value hierarchy as of December 31, 2015 and 2016, are as follows:

	2015
(In millions of Korean won)	Fair value		Level	Valuation techniques
Assets
Recurring fair value measurements
Other financial assets
Financial assets at fair value through profit or loss
Held for trading financial assets
Other derivative assets	￦	18	3	Monte-Carlo Simulation Option model
Derivative financial assets for hedging purpose		139,088	2	Discounted cash flow model
Available-for-sale financial assets		267,337	3	Discounted cash flow model
Disclosed fair value
Investment properties		2,645,246	3	Discounted cash flow model
Liabilities
Recurring fair value measurements
Other financial liabilities
Derivative financial liabilities for hedging purpose		62,883	2	Discounted cash flow model
Other derivative financial liabilities		2,006	3	Discounted cash flow model Comparable Company Analysis
Disclosed fair value
Borrowings		8,684,886	3	Discounted cash flow model

KT Corporation and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2014, 2015 and 2016

	2016
(In millions of Korean won)	Fair value		Level	Valuation techniques
Assets
Recurring fair value measurements
Other financial assets
Derivative financial assets for hedging purpose	￦	227,318	2	Discounted cash flow model
Available-for-sale financial assets		293,614	2,3	Discounted cash flow model
Others		6,277	3	Discounted cash flow model
Disclosed fair value
Investment properties		2,340,893	3	Discounted cash flow model
Liabilities
Recurring fair value measurements
Other financial liabilities
Derivative financial liabilities for hedging purpose		14,928	2	Discounted cash flow model
Other derivative financial liabilities		1,973	3	Discounted cash flow model Comparable Company Analysis
Disclosed fair value
Borrowings		8,184,195	3	Discounted cash flow model

35.6	Valuation Processes for Fair Value Measurements Categorized Within Level 3

The Group uses external experts that perform the fair value measurements required for financial reporting purposes. External experts report directly to the chief financial officer (CFO), and discusses valuation processes and results with the CFO in line with the Group’s reporting dates.

35.7	Gains and losses on valuation at the transaction date

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

KT Corporation and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2014, 2015 and 2016

In relation to this, details and changes of the total deferred difference for the years ended December 31, 2015 and 2016, are as follows:

(In millions of Korean won)	2015				2016
	Other derivative financial assets		Other derivative financial liabilities		Other derivative financial assets		Other derivative financial liabilities
Beginning balance	￦	—	￦	32,492	￦	11,293	￦	—
New transactions		14,116		—		—		—
Amortization		(2,823)		—		—		—
Disposal		—		(32,492)		(2,823)		—

Ending balance	￦	11,293	￦	—	￦	8,470	￦	—

36.	Business Combination

(1) N SEARCH MARKETING Corporation

The Controlling Company acquired 17,393 shares (33.3%) of N SEARCH MARKETING Corporation for strengthen online advertisement business. Nasmedia, Inc. a subsidiary of the Group, acquired 34,787 shares (66.7%) of N SEARCH MARKETING Corp. on October 10, 2016.

N SEARCH MARKETING Corporation became a subsidiary as a result of this acquisition transaction accounted for in accordance with IFRS 3 Business Combinations.

As a result of applying acquisition method, the Group recognized an identifiable intangible assets of ￦18,049 million and goodwill of ￦42,745 million. The goodwill of ￦42,745 million arising from the acquisition is attributable to economies of scale expected from combining the operations of the Group and N SEARCH MARKETING Corporation.

Details of the consideration transferred, fair value of the acquired identifiable assets and liabilities and goodwill at the acquisition date are as follows:

(In millions of Korean won)
Consideration transferred (a)	￦	61,830

Recognized amounts of assets acquired and liabilities assumed[1]
Cash and cash equivalents	￦	15,731
Trade and other receivables		33,826
Other financial assets		772
Tangible assets		832
Intangible assets		18,477
Other assets		2,376
Trade and other payables		(30,045)
Borrowings		(9,000)
Current income tax liabilities		(605)
Provisions		(355)
Net defined benefit liabilities		(4,604)
Other liabilities		(8,320)

Total amounts of identifiable assets and liabilities measured at fair value (b)	￦	19,085

Goodwill (a-b)	￦	42,745

1	The assets acquired and liabilities assumed are measured at fair value in accordance with IFRS 3 Business Combination.

KT Corporation and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2014, 2015 and 2016

After the acquisition date, the operating revenue and profit for the year for consolidation of N SEARCH MARKETING Corporation before the elimination of related party transactions with its subsidiaries are ￦8,193 million and ￦731 million, respectively. If N SEARCH MARKETING Corporation was consolidated on January 1, 2016, the operating revenue and profit for the year included in consolidated statements of profit or loss would have been ￦31,418 million and ￦4,927 million, respectively.

The fair value of trade accounts receivable and others acquired from N SEARCH MARKETING Corporation is ￦33,826 million, and all are deemed collectible.

37.	Interests in Unconsolidated Structured Entities

Details of information about its interests in unconsolidated structured entities, which the Group does not have control over, including the nature, purpose and activities of the structured entity and how the structured entity is financed, are as follows:

Remarks	Nature, purpose, activities and others
Real estate finance	A structured entity incorporated for the purpose of real estate development is provided with funds by investors’ investments in equity and borrowings from financial institutions (including long-term and short-term loans and issuance of ABCP due in three months), and based on these, the structured entity implements activities such as real estate acquisition, development and mortgage loans. The structured entity repays loan principals with funds incurred from instalment house sales after the completion of real estate development or with collection of the principal of mortgage loan. The remaining shares are distributed to investors. As of December 31, 2016, this entity is engaged in real estate finance structured entity, and generates revenues by receiving dividends from direct investments in or receiving interests on loans to the structured entity. Financial institutions, including the Entity, are provided with guarantees including joint guarantees or real estate collateral from investors and others. Consequently, the entity is a priority over other parties in the preservation of claim. However, when the credit rating of investors and others decreases or when the value of real estate decreases, the entity may be obliged to cover losses.

PEF and investment funds	Minority investors including managing members contribute to PEF and investment funds incorporated for the purpose of providing funds to the small, medium, or venture entities, and the managing member implements activities such as investments in equity or loans based on the contributions. As of December 31, 2016, the entity is engaged in PEF and investment funds structured entity, and after contributing to PEF and investment funds, the entity receives dividends for operating revenues from these contributions. The entity is provided with underlying assets of PEF and investment funds as collateral. However, when the value of the underlying assets decreases, the entity may be obliged to cover losses.

KT Corporation and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2014, 2015 and 2016

Remarks	Nature, purpose, activities and others
M&A finance	A structured entity incorporated for the purpose of supporting a certain group’s financial structure improvement or acquiring equity or convertible bonds is provided with funds by investors’ investments in equity and long-term or short-term borrowings from financial institutions, and based on these, the structured entity acquires shares held by the entity, which has plans to improve its financial structure, or to dispose convertible bonds and others. The structured entity repays loan principals with funds incurred from disposals of holding shares after a certain period. The remaining shares are distributed to investors. As of December 31, 2016, the entity is engaged in M&A finance structured entity, and receives interests. Financial institutions are provided with guarantees including joint guarantees or shares subject to M&A from investors and others. Consequently, the entity is a priority over other parties in the preservation of claim. However, when the credit rating of investors and others decreases or when the value of shares provided as collateral decreases, the Group may be obliged to cover losses.

Asset securitization	A transferor other than this entity transfers the assets, which are subject to securitization, to a structured entity incorporated by the transferor or other financial institutions other than the entity, and based on this as underlying assets, the structured entity is provided with funds by asset-backed borrowings and pays acquisition costs of the acquired underlying assets. As of December 31, 2016, the entity is engaged in the structured entity, and generates revenues by receiving interest income as the entity provides asset-backed loans directly to the structured entity. When the structured entity has difficulty repaying loan principal, the transferor has obligation to cover the lack of funds. Consequently, the financial institutions including the entity are a priority over other parties in the preservation of claim. However, when the credit rating of transferor decreases, the said entity may be obliged to cover losses.

Other	There are other structured entity types, which the entity is engaged in, such as shipping finance, SPAC and others. Interest income is realized from the entity’s loans to the relevant structured entity. When the credit rating of the shipping group decreases, or the value of vessels decreases, the entity may be obliged to cover losses. When SPAC is listed or merged after the entity invests in shares or convertible bonds issued by the relevant structured entity, revenues are realized from disposal of the shares of the convertible bonds. However, the entity may be obliged to cover losses when SPAC is liquidated if the SPAC is not listed or merged.

KT Corporation and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2014, 2015 and 2016

Details of scale of unconsolidated structured entities and nature of the risks associated with an entity’s interests in unconsolidated structured entities as of December 31, 2015 and 2016, are as follows:

(In millions of Korean won)	2015
	Real Estate Finance		PEF &Investment Fund		Asset-backed Securitization		Total
Total amount of Unconsolidated Structured Entities	￦	98,192	￦	3,498,552	￦	2,625,075	￦	6,221,819
Assets recognized in statement of financial position
Other financial assets	￦	—	￦	54,874	￦	—	￦	54,874
Associates and joint ventures		9,303		148,294		—		157,597

Total	￦	9,303	￦	203,168	￦	—	￦	212,471

Maximum loss exposure1
Investment Assets	￦	9,303	￦	203,168	￦	—	￦	212,471

Total	￦	9,303	￦	203,168	￦	—	￦	212,471

(In millions of Korean won )	2016
	Real Estate Finance		PEF &Investment Fund		Asset-backed Securitization		Total
Total amount of Unconsolidated Structured Entities	￦	1,075,471	￦	3,759,246	￦	2,841,886	￦	7,676,603
Assets recognized in statement of financial position
Other financial assets	￦	21,932	￦	60,782	￦	—	￦	82,714
Associates and joint ventures		10,086		165,638		—		175,724

Total	￦	32,018	￦	226,420	￦	—	￦	258,438

Maximum loss exposure[1]
Investment Assets	￦	32,018	￦	226,420	￦	—	￦	258,438

Total	￦	32,018	￦	226,420	￦	—	￦	258,438

1	Maximum exposure to loss includes the investments recognized in the Group’s financial statements and the amounts which are probable to be determined when certain conditions are met by agreements including purchase agreements, credit granting and others.

KT Corporation and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2014, 2015 and 2016

38.	Information About Non-controlling Interests

38.1	Changes in Accumulated Non-controlling Interests

Profit or loss allocated to non-controlling interests and accumulated non-controlling interests of subsidiaries that are material to the Group for the years ended December 31, 2014, 2015 and 2016 is as follows:

(In millions of Korean won)	2014
	Non- controlling Interests rate(%)	Accumulated non-controlling interests at the beginning of the year		Profit or loss allocated to non-controlling interests		Dividend paid to non- controlling interests		Others		Accumulated non-controlling interests at the end of the year
KT Skylife Co., Ltd.	49.73%	￦	283,981	￦	26,828	￦	(10,538)	￦	(2,971)	￦	297,300
BC Card Co., Ltd.	30.46%		261,716		31,414		(7,299)		7,100		292,931
KT Rental	42.00%		123,668		15,538		(1,903)		(121)		137,182
KT Powertel Co., Ltd.	55.15%		67,906		2,961		(631)		(5)		70,231
KT Hitel Co.,Ltd.	36.30%		56,020		2,195		—		(7,079)		51,136

(In millions of Korean won)	2015
	Non- controlling Interests rate(%)	Accumulated non-controlling interests at the beginning of the year		Profit or loss allocated to non-controlling interests		Dividend paid to non- controlling interests		Others		Accumulated non-controlling interests at the end of the year
KT Skylife Co., Ltd.	49.73%	￦	297,300	￦	27,032	￦	(8,325)	￦	873	￦	316,880
BC Card Co., Ltd.	30.46%		292,931		62,943		(22,650)		(10,303)		322,921
KT Powertel Co., Ltd.	55.15%		70,231		(17,880)		(1,118)		(307)		50,926
KT Hitel Co.,Ltd.	36.30%		51,136		(608)		—		161		50,689
KT Telecop Co., Ltd.	13.18%		104,821		(1,000)		—		(393)		103,428

(In millions of Korean won)	2016
	Non- controlling Interests rate(%)	Accumulated non-controlling interests at the beginning of the year		Profit or loss allocated to non-controlling interests		Dividend paid to non- controlling interests		Others		Accumulated non-controlling interests at the end of the year
KT Skylife Co., Ltd.	49.73%	￦	316,880	￦	22,445	￦	(8,279)	￦	(1,370)	￦	329,676
BC Card Co., Ltd.	30.46%		322,921		47,068		(44,637)		3,986		329,338
KT Powertel Co., Ltd.	55.15%		50,926		112		—		713		51,751
KT Hitel Co.,Ltd.	35.27%		50,689		1,274		—		(165)		51,798
KT Telecop Co., Ltd.	13.18%		103,428		19		—		85		103,532

KT Corporation and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2014, 2015 and 2016

38.2	Summarized Financial Information on Subsidiaries

The summarized financial information for each subsidiary with non-controlling interests that are material to the Group before inter-company eliminations is as follows:

Summarized consolidated statements of financial position as of December 31, 2014, 2015 and 2016, are as follows:

	2014
(In millions of Korean won)	KT Skylife Co., Ltd.		BC Card Co., Ltd.		KT Rental		KT Powertel Co., Ltd.		KT Hitel Co., Ltd.
Non-controlling Interests rate(%)		49.73%		30.46%		42.00%		55.15%		36.30%
Current assets	￦	260,391	￦	2,023,465	￦	377,916	￦	83,846	￦	119,957
Non-current assets		422,618		676,923		2,278,469		73,484		107,037
Current liabilities		226,878		1,723,966		718,852		21,787		29,748
Non-current liabilities		19,448		70,957		1,598,798		8,209		1,681

Equity		436,683		905,465		338,735		127,334		195,565
Accumulated non-controlling interests		297,300		292,931		143,457		70,231		51,136
Operating revenue		656,430		3,297,308		1,074,569		105,250		494,455
Profit or loss for the year		55,162		134,450		51,388		5,368		12,205
Total comprehensive income		53,990		331,599		52,437		5,368		9,873
The profit or loss allocated to non-controlling interests		26,828		31,414		19,543		2,961		2,195
Cash flows from operating activities		140,057		176,019		(346,743)		10,190		65,096
Cash flows from investing activities		(20,889)		(21,699)		(35,632)		(647)		(44,712)
Cash flows from financing activities before dividend paid to non-controlling interests		(26,411)		(31,497)		359,510		(1,137)		—
Dividend paid to non-controlling interests		(10,538)		(7,299)		(1,903)		(631)		—
Effect of exchange rate change on cash and cash equivalents		—		—		—		—		(12)
Net (decrease)/increase in cash and cash equivalents		82,219		115,524		(24,768)		7,775		20,372

KT Corporation and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2014, 2015 and 2016

	2015
(In millions of Korean won)	KT Skylife Co., Ltd.		BC Card Co., Ltd.		KT Powertel Co., Ltd.		KT Hitel Co., Ltd.		KT Telecop Co., Ltd.
Non-controlling Interests rate(%)		49.73%		30.46%		55.15%		36.30%		13.18%
Current assets	￦	279,480	￦	2,291,047	￦	65,739	￦	157,355	￦	58,457
Non-current assets		431,814		672,905		47,776		78,402		210,734
Current liabilities		143,511		1,882,363		16,016		33,656		82,353
Non-current liabilities		74,339		63,271		5,166		282		52,613

Equity		493,444		1,018,318		92,333		201,819		134,225
Accumulated non-controlling interests		316,880		322,921		50,926		50,689		103,428
Operating revenue		668,521		3,504,946		104,527		162,155		302,844
Profit or loss for the year		72,987		218,969		(32,417)		7,258		(7,593)
Total comprehensive income		73,147		188,360		(32,417)		6,769		(7,593)
The profit or loss allocated to non-controlling interests		27,032		62,943		(17,880)		(608)		(1,000)
Cash flows from operating activities		157,762		128,927		(12,016)		22,556		36,216
Cash flows from investing activities		(92,350)		73,118		10,691		(19,949)		(91,846)
Cash flows from financing activities before dividend paid to non-controlling interests		(35,984)		(75,121)		(2,015)		—		(32,491)
Dividend paid to non-controlling interests		(8,325)		(22,650)		(1,118)		—		—
Net (decrease)/increase in cash and cash equivalents		29,428		126,924		(3,340)		2,607		(88,121)

	2016
(In millions of Korean won)	KT Skylife Co., Ltd.		BC Card Co., Ltd.		KT Powertel Co., Ltd.		KT Hitel Co., Ltd.		KT Telecop Co., Ltd.
Non-controlling Interests rate(%)		49.73%		30.46%		55.15%		35.27%		13.18%
Current assets	￦	352,980	￦	2,945,584	￦	69,046	￦	158,210	￦	63,802
Non-current assets		424,968		705,480		44,679		90,992		201,751
Current liabilities		151,329		2,530,832		17,910		45,277		53,903
Non-current liabilities		80,123		71,571		1,989		1,664		78,441

Equity		546,496		1,048,661		93,826		202,261		133,209
Accumulated non-controlling interests		329,676		329,338		51,751		51,798		103,532
Operating revenue		668,945		3,567,512		81,390		198,994		315,948
Profit or loss for the year		68,863		163,131		202		4,298		143
Total comprehensive income		68,785		178,744		202		1,399		143
The profit or loss allocated to non-controlling interests		22,445		47,068		112		1,274		19
Cash flows from operating activities		155,399		92,818		7,271		28,987		60,461
Cash flows from investing activities		(210,480)		(37,313)		(8,191)		(33,238)		(45,243)
Cash flows from financing activities before dividend paid to non-controlling interests		(16,647)		(147,306)		—		—		—
Dividend paid to non-controlling interests		(8,279)		(44,637)		—		—		—
Gain or loss foreign currency translation		—		(178)		—		3		—
Net (decrease)/increase in cash and cash equivalents		(71,728)		(91,801)		(920)		(4,251)		15,218

KT Corporation and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2014, 2015 and 2016

38.3	Transactions with Non-controlling Interests

The effect of changes in the ownership interest on the equity attributable to owners of the Group during 2014, 2015 and 2016 is summarized as follows:

(in millions of Korean won)	2014		2015		2016
Carrying amount of non-controlling interests acquired	￦	16,136	￦	—	￦	8,564
Consideration paid to non-controlling interests		(9,764)		2,699		6,986

Excess of consideration paid recognized in parent’s equity	￦	6,372	￦	2,699	￦	15,550

39.	Discontinued Operations

The Group disposed of KT Rental, a subsidiary of the Group, on June 3, 2015, and KT Capital Co., Ltd. on August 20, 2015. The profit and loss on the related operations of KT Rental and KT Capital Co., Ltd. are presented as discontinued operations and the related financial information is as follows:

Profit and loss from discontinued operations for the years ended December 31, 2014 and 2015 are as follows:

(In millions of Korean won)	2014		2015
Revenue	￦	1,115,977	￦	546,440
Expenses		1,024,472		534,383
Profit on disposal of discontinued operations		—		248,033
Profit before tax of discontinued operations		91,505		260,090
Income tax expense		5,105		119,015

Profit for the period from discontinued operations	￦	86,400	￦	141,075

Cash flows from discontinued operations for the years ended December 31, 2014 and 2015 are as follows:

(In millions of Korean won)	2014		2015
Cash flows from operating activities	￦	(265,655)	￦	(134,226)
Cash flows from investing activities		(4,647)		24,157
Cash flows from financing activities		220,064		93,566

Net cash flows	￦	(50,238)	￦	(16,503)