Form 20-F
period 2017-12-31
KT CORP
filed 2018-04-30
CIK 892450

As filed with the Securities and Exchange Commission on April 30, 2018

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2017

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

Kyung-Keun Yoon

KT Gwanghwamun Building East

33, Jong-ro 3-Gil, Jongno-gu

03155 Seoul, Korea

Telephone: +82-31-727-0114; E-mail: kk.yoon@kt.com; ktir@kt.com

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

None

As of December 31, 2017, there were 245,097,055 ordinary shares, par value ￦5,000 per share, outstanding

(not including 16,014,753 ordinary shares held by the registrant as treasury shares)

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

All references to “Won” or “￦” in this annual report are to the currency of the Republic and all references to “Dollars,” “$,” “US$” or “U.S. dollars” are to the currency of the United States of America. Our monetary assets and liabilities denominated in foreign currency are translated into Won at the market average exchange rate announced by Seoul Money Brokerage Services, Ltd. (the “Market Average Exchange Rate”) on the balance sheet dates, which were, for U.S. dollars, ￦1,172.0 to US$1.00, ￦1,208.5 to US$1.00 and ￦1,071.4 to US$1.00 on December 31, 2015, 2016 and 2017, respectively. Our consolidated financial statements are expressed in Won and, solely for the convenience of the reader, the consolidated financial statements as of and for the year ended December 31, 2017 have been translated into United States dollars at the rate of ￦1,071.4 to US$1.00, the Market Average Exchange Rate in effect on December 29, 2017.

Any discrepancies in any table between totals and the sums of the amounts listed are due to rounding.

All market share data contained in this annual report, unless otherwise specified, are based on the number of subscribers announced by the Ministry of Science and ICT (the “MSIT”) (ICT standing for Information & Communication Technology), the Korea Communications Commission (the “KCC”) or the Korea Telecommunications Operators Association.

PART I

Item 1. Identity of Directors, Senior Managers and Advisers

Item 1.A. Directors and Senior Management

Not applicable.

Item 1.B. Advisers

Not applicable.

Item 1.C. Auditors

Not applicable.

Item 2. Offer Statistics and Expected Timetable

Item 2.A. Offer Statistics

Not applicable.

Item 2.B. Method and Expected Timetable

Not applicable.

Item 3. Key Information

Item 3.A. Selected Financial Data

You should read the selected consolidated financial data below in conjunction with the consolidated financial statements (“Consolidated Financial Statements”) as of December 31, 2016 and 2017 and for each of the years in the three-year period ended December 31, 2017, and the report of the independent registered public accounting firm on these statements included herein. These audited financial statements and the related notes have been prepared under International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). The selected consolidated financial data for the three years ended December 31, 2017 have been derived from our audited consolidated financial statements. We have derived the selected consolidated financial data as of December 31, 2015, 2014 and 2013 and for the years ended December 31, 2014 and 2013 from our historical consolidated financial statements not included in this annual report.

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

Consolidated statement of operations data

	Year Ended December 31,
	2013		2014		2015		2016		2017		2017(1)
	(In billions of Won and millions of Dollars, except per share data)
Continuing Operations:
Operating revenue	￦	23,146	￦	22,613	￦	22,700	￦	23,121	￦	23,547	US$	21,978

Revenue		22,818		22,359		22,212		22,755		23,260		21,709
Others		328		253		488		366		287		269
Operating expenses		22,911		23,392		21,623		21,781		22,478		20,980

Operating profit		235		(779)		1,077		1,340		1,069		998
Finance income		278		253		273		296		406		379
Finance costs		(633)		(792)		(645)		(515)		(645)		(602)
Income from jointly controlled entities and associates		7		19		6		3		(14)		(12)

Profit (loss) from continuing operations before income tax		(114)		(1,299)		711		1,123		817		763

Income tax expense (benefit)		12		(271)		227		328		271		253
Profit (loss) for the year from the continuing operations		(126)		(1,028)		484		795		546		510

Discontinued operations:
Profit (loss) from discontinued operations		38		86		141		—		—		—

Profit (loss) for the year	￦	(88)	￦	(941)	￦	625	￦	795	￦	546	US$	510

Profit (loss) for the year attributable to:
Equity holders of the parent company	￦	(190)	￦	(1,030)	￦	546	￦	708	￦	462	US$	431
Profit (loss) from continuing operations		(216)		(1,094)		404		708		462		431
Profit (loss) from discontinued operations		26		64		142		—		—		—
Non-controlling interest	￦	102	￦	89	￦	78	￦	87	￦	85	US$	79
Profit from continuing operations		90		66		80		87		85		79
Profit (loss) from discontinued operations		12		22		(1)		—		—		—
Earnings per share attributable to the equity holders of the Parent Company during the period:
Basic earnings (loss) per share	￦	(779)	￦	(4,215)	￦	2,231	￦	2,893	￦	1,884	US$	2
From continuing operations		(885)		(4,477)		1,650		2,893		1,884		2
From discontinued operations		106		262		581		—		—		—
Diluted earnings (loss) per share	￦	(782)	￦	(4,215)	￦	2,231	￦	2,891	￦	1,883	US$	2
From continuing operations		(888)		(4,477)		1,650		2,891		1,883		2
From discontinued operations		106		262		581		—		—		—

Consolidated statement of financial position data

	As of December 31,
Selected Statement of Financial Position Data	2013		2014		2015		2016		2017		2017(1)
	(In billions of Won and millions of Dollars)
Assets:
Current assets:
Cash and cash equivalents	￦	2,071	￦	1,889	￦	2,559	￦	2,900	￦	1,928	US$	1,800
Trade and other receivables, net		6,373		5,780		4,854		5,327		5,814		5,427
Other financial assets		480		333		293		721		973		908
Current income tax assets		35		4		4		2		9		8
Inventories, net		674		419		617		455		642		599
Current assets held for sale		—		—		—		—		7		7
Other current assets		340		350		317		311		305		284

Total current assets		9,972		8,774		8,643		9,716		9,678		9,033

Non-current assets:
Trade and other receivables, net		1,739		1,759		704		709		829		774
Other financial assets		673		705		658		665		755		705
Property and equipment, net		16,387		16,468		14,479		14,312		13,562		12,659
Investment property, net		1,105		1,060		1,102		1,148		1,190		1,110
Intangible assets, net		3,827		3,544		2,600		3,023		2,633		2,457
Investments in jointly controlled entities and associates		364		339		270		284		279		261
Deferred income tax assets		707		1,079		845		701		712		665
Other non-current assets		76		72		102		106		107		99
Total non-current assets		24,878		25,025		20,761		20,948		20,067		18,730

Total assets	￦	34,850	￦	33,799	￦	29,404	￦	30,664	￦	29,745	US$	27,763

Liabilities and Equity:
Current liabilities:
Trade and other payables	￦	7,433	￦	6,428	￦	6,335	￦	7,140	￦	7,424	US$	6,929
Borrowings		3,021		2,956		1,726		1,820		1,573		1,469
Other financial liabilities		64		24		44		1		37		35
Current income tax liabilities		100		46		81		89		69		64
Provisions		115		111		104		96		78		73
Deferred income		144		144		98		36		18		17
Other current liabilities		348		279		311		342		258		241

Total current liabilities		11,224		9,987		8,699		9,524		9,458		8,828

Non-current liabilities:
Trade and other payables		1,108		944		669		1,188		1,001		935
Borrowings		8,463		9,860		6,909		6,301		5,110		4,770
Other financial liabilities		179		191		104		108		149		139
Retirement benefit liabilities		586		594		524		378		395		369
Provisions		134		106		91		101		125		117
Deferred income		148		147		96		85		92		86
Deferred income tax liabilities		169		144		130		138		128		120
Other non-current liabilities		2		39		27		59		237		220

Total non-current liabilities		10,789		12,025		8,550		8,358		7,238		6,756

Total liabilities	￦	22,013	￦	22,012	￦	17,249	￦	17,882	￦	16,696	US$	15,584

Equity attributable to owners of the Parent Company
Paid-in capital
Share capital	￦	1,564	￦	1,564	￦	1,564	￦	1,564	￦	1,564	US$	1,460
Share premium		1,440		1,440		1,440		1,440		1,440		1,344
Retained earnings		10,019		8,568		9,050		9,644		9,827		9,172
Accumulated other comprehensive income (expense)		25		26		14		(1)		31		29
Other components of equity		(1,321)		(1,261)		(1,233)		(1,218)		(1,205)		(1,125)
		11,728		10,338		10,836		11,430		11,657		10,880

Non-controlling interest		1,110		1,449		1,320		1,353		1,392		1,299
Total equity		12,837		11,788		12,156		12,783		13,049		12,179
Total liabilities and equity	￦	34,850	￦	33,799	￦	29,404	￦	30,664	￦	29,745	US$	27,763

Consolidated statement of cash flow data

	Year Ended December 31,
	2013		2014		2015		2016		2017		2017(1)
	(In billions of Won and millions of Dollars)
Net cash generated from operating activities	￦	4,111	￦	1,916	￦	4,230	￦	4,771	￦	3,878	US$	3,621
Net cash provided by (used in) investing activities		(3,783)		(3,171)		(2,402)		(3,485)		(3,483)		(3,252)
Net cash provided by (used in) financing activities		(312)		1,072		(1,164)		(943)		(1,363)		(1,274)

Operating Data

	As of December 31,
	2013	2014	2015	2016	2017
Lines installed (thousands) (2)	24,264	23,930	23,607	24,858	24,343
Lines in service (thousands) (2)	14,032	13,713	12,440	11,871	11,220
Lines in service per 100 inhabitants (2)	27.4	26.7	24.6	23.0	21.7
Mobile subscribers (thousands)	16,454	17,300	18,038	18,892	20,015
Broadband Internet subscribers (thousands)	8,067	8,129	8,328	8,516	8,781

(1)	For convenience, the Won amounts are expressed in U.S. dollars at the rate of ￦1,071.4 to US$1.00, the Market Average Exchange Rate in effect on December 29, 2017. This translation should not be construed as a representation that the Won amounts represent, have been or could be converted into U.S. dollars at that rate or any other rate.

(2)	Including public telephones.

Exchange Rate Information

The following table sets out information concerning the Market Average Exchange Rate for the periods and dates indicated:

Period	At End of Period	Average Rate (1)	High	Low
	(Won per US$1.00)
2011	1,153.3	1,108.1	1,199.5	1,049.5
2012	1,071.1	1,126.9	1,181.8	1,071.1
2013	1,055.3	1,095.0	1,159.1	1,051.5
2014	1,099.2	1,053.2	1,118.3	1,008.9
2015	1,172.0	1,131.5	1,203.1	1,068.1
2016	1,208.5	1,160.5	1,240.9	1,093.2
2017	1,071.4	1,130.8	1,208.5	1,071.4
October	1,125.0	1,131.6	1,145.7	1,124.7
November	1,082.4	1,105.0	1,121.2	1,082.4
December	1,071.4	1,085.8	1,093.4	1,071.4
2018 (through April 16)	1,070.0	1,071.0	1,094.3	1,057.6
January	1,071.5	1,066.7	1,071.5	1,061.3
February	1,071.0	1,079.6	1,094.3	1,068.0
March	1,066.5	1,071.9	1,081.9	1,064.3
April (through April 16)	1,070.0	1,064.0	1,070.0	1,057.6

Source: Seoul Money Brokerage Services, Ltd.

(1)	Represents the average of the Market Average Exchange Rates on each business day during the relevant period (or portion thereof).

Our monetary assets and liabilities denominated in foreign currency are translated into Won at the Market Average Exchange Rate on the balance sheet dates, which were, for U.S. dollars, ￦1,172.0 to US$1.00, ￦1,208.5 to US$1.00 and ￦1,071.4 to US$1.00, at December 31, 2015, 2016 and 2017, respectively.

Our consolidated financial statements are expressed in Won and, solely for the convenience of the reader, the consolidated financial statements as of and for the year ended December 31, 2017 have been translated into United States dollars at the rate of ￦1,071.4 to US$1.00, the Market Average Exchange Rate in effect on December 29, 2017.

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

Competition in the telecommunications sector in Korea is intense. Business combinations in the telecommunications industry significantly changed the competitive landscape of the Korean telecommunications industry. Currently, we compete with two other integrated telecommunications service providers, SK Telecom Co., Ltd. (“SK Telecom”) and LG U+. SK Telecom acquired a controlling stake in Hanarotelecom Incorporated in 2008, which was renamed SK Broadband Co., Ltd. (“SK Broadband”). The acquisition enabled SK Telecom to provide fixed-line telecommunications, broadband Internet access and Internet Protocol Television (“IPTV”) services together with its mobile telecommunications services. In January 2010, LG Dacom Corporation (“LG Dacom”) and LG Powercom Co., Ltd. (“LG Powercom”) merged into LG Telecom Co., Ltd., which subsequently changed its name to LG U+. The merger enabled LG U+ to provide a similar range of services as SK Telecom and us. Our inability to compete against such competitors could have a material adverse effect on our business, financial condition and results of operations.

In addition, we face increasing competition from specific service providers, such as Internet phone service providers, Internet text message service providers, voice resellers and call-back service providers. In recent years, the increasing popularity of free messaging services, Internet phone and other communications services offered by Google, Facebook, Kakao Talk, Line and Skype has had a negative impact on demand for our telecommunications and text message services while creating additional data transmission usage by our Internet and mobile subscribers. Our inability to adapt to such changes in the competitive landscape could have a material adverse effect on our business, financial condition and results of operations.

Mobile Service. We provide mobile services based on Wideband Code Division Multiple Access (“W-CDMA”) technology (commonly known as the third-generation (“3G”) mobile telecommunications technology) and Long-Term Evolution (“LTE”) technology (commonly known as the fourth-generation (“4G”) mobile telecommunications technology). Competitors in the mobile telecommunications service industry are SK Telecom and LG U+. We had a market share of 31.4% as of December 31, 2017, making us the second largest mobile telecommunications service provider in Korea. SK Telecom had a market share of 47.8% as of December 31, 2017. Mobile subscribers are allowed to switch their service provider while retaining the same mobile phone number. Mobile service providers also grant subsidies to subscribers who purchase new handsets and agree to a minimum subscription period. Such mobile number portability and handset subsidies previously intensified competition among the mobile service providers and increased their marketing expenses. In addition, wide variation in subsidy amounts paid to subscribers led to concerns relating to consumer discrimination over time. Consequently, in order to enhance transparency in subsidy amounts paid to subscribers, the Act on Improvement of Mobile Telecommunication Device Distribution System (the “Handset Distribution Reform Act”), which imposed upper limit on the amount of handset subsidies offered by service providers, was enacted in October 2014. However, the upper limit on the handset subsidies was phased out on October 1, 2017. As a result, price competition through handset subsidies which became less prevalent after the passage of the Handset Distribution Reform Act may intensify again and such competition could lead to a decrease in our net profit margins.

Since 2011, SK Telecom, LG U+ and we have launched 4G mobile telecommunications services based on LTE technology, which has further intensified competition among the three companies and resulted in an increase in marketing expenses and capital expenditures related to implementing and providing 4G LTE services. We are also competing with the other two companies to introduce fifth-generation (“5G”) mobile telecommunications services as early as 2019, one year ahead of our initial plan. As SK Telecom, LG U+ and we continue to compete to improve network quality and to introduce new technologies in order to accommodate increased data usage of subscribers, we may incur significant expenses to acquire additional bandwidth spectrums and various fixed assets and to expand technological know-how and capacity. Furthermore, on April 10, 2018, to facilitate expedient establishment of 5G services infrastructure, the Government announced its initiatives to facilitate co-use and sharing of telecommunications infrastructure as follows: (i) we should permit fixed-line telecommunication service providers and mobile service providers (such as SK Telecom and LG U+) to co-use our telecommunications infrastructure necessary for provision of 5G services, (ii) the Government determined that we, SK Telecom and LG U+ possessed essential infrastructure with respect to the interval between the cable entry at a building and the initial occurrence of connection within the building and required that the three companies share such infrastructure throughout buildings in Korea with each other, and (iii) fixed-line telecommunications service providers and mobile service providers are required to participate in joint efforts to construct additional fixed-line and mobile network architecture. We believe that the continuing intense competition among major telecommunications operators in Korea may have a material adverse impact on our results of operations.

Fixed-line Telephone Services. Before December 1991, we were the sole provider of local, domestic long-distance and international long-distance telephone services in Korea. Since then, various competitors have entered the local, domestic long-distance and international long-distance telephone service markets in Korea, which have eroded our market shares. LG U+ and SK Broadband currently provide local, domestic long-distance and international long-distance telephone services. In addition, Sejong Telecom, Inc. (formerly, Onse Telecom Corporation) and SK Telink, Inc. currently provide domestic long-distance and international long-distance telephone services. We also compete with specific service providers, such as Internet phone service providers, voice resellers and call-back service providers that offer international long-distance service in Korea. While we offer our own Internet phone service, the entry of these and other potential competitors into the local, domestic long-distance and international long-distance telephone service markets has had and may continue to have a material adverse effect on our revenues and profitability from these services. As of December 31, 2017, we had a market share in local telephone service of 80.5% and a market share in domestic long distance service of 79.8%. Further increase in competition may decrease our market shares in such services. As part of our efforts to improve our operational efficiencies, we transferred all operations relating to fixed-line sales activities (including on-site sales, line activation, after service, and customer center operations) to our subsidiaries in 2014.

Internet Services. The Korean broadband Internet access service market has experienced significant growth in the past decade. SK Broadband (formerly Hanarotelecom) entered the broadband market in 1999 offering both Hybrid Fiber Coaxial (“HFC”) and Asymmetric Digital Subscriber Line (“ADSL”) services. We also began offering broadband Internet access service in 1999, followed by Dreamline, Sejong and LG U+. In recent years, numerous cable television operators have also begun to offer HFC-based services at rates lower than ours. We had a market share of 41.3% as of December 31, 2017. As a result of having to compete with a number of competitors and the maturing of the Internet access service market, we currently encounter, and we expect to encounter, pressure to increase marketing expenses in the future.

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

One of the principal limitations on a wireless network’s subscriber capacity is the amount of bandwidth spectrum allocated to a service provider. We currently use 40 MHz of bandwidth in the 2.1 GHz spectrum, of which 20 MHz is used for our 4G LTE services and the remaining 20 MHz of bandwidth for our IMT-2000 services based on W-CDMA wireless network standards. We also use (i) 20 MHz of bandwidth in the 900 MHz spectrum and 35 MHz of bandwidth in the 1.8 GHz spectrum for our 4G LTE services; (ii) 20 MHz of bandwidth in the 1.8 GHz spectrum, which we acquired in May 2016 for our Wideband LTE-A services; and (iii) 30 MHz of bandwidth in the 2.3 GHz spectrum for our WiBro services. The MSIT announced its plan to auction additional bandwidth starting in 2018 to enable provision of 5G services and our ability to commercialize and provide 5G services depends in part on acquisition of adequate bandwidth spectrum at such auctions. For more information on our licenses to bandwidth spectrum, see “Item 4. Information on the Company—Item 4.D. Property, Plants and Equipment—Mobile Networks.”

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

Introduction of new services, including our 4G LTE services and 5G services to be commercialized, poses challenges and risks to us.

The telecommunications industry is characterized by continual advances and improvements in telecommunications technology, and we have been continually researching and implementing technology upgrades and additional telecommunication services to maintain our competitiveness. For example, we have been building more advanced mobile telecommunications networks based on LTE technology, which is generally referred to as 4G technology, and commenced providing commercial 4G LTE services in the Seoul metropolitan area in January 2012, while subsequently expanding the coverage and increasing the transmission speed of our services thereafter. We have made extensive efforts to develop advanced technologies as well as to provide a variety of services with enhanced speed, latency and connectivity. Furthermore, we are also continually upgrading our broadband network to enable better fiber-to-the-home (“FTTH”) connection, which enhances data transmission speed and connection quality. FTTH is a telecommunication architecture in which a communication path is provided over optical fiber cables extending from the telecommunications operator’s switching equipment to the boundary of home or office. FTTH uses fiber optic cable, which is able to carry a high-bandwidth signal for longer distances without degradation. FTTH also enables us to deliver digital media content, such as IPTV, with higher stability.

In recent years, we have been making capital expenditures and investing in additional research and development to roll out 5G telecommunication services by 2019, one year earlier than our initial plan. However, no assurance can be given that our new services will gain broad market acceptance such that we will be able to derive revenues from such services to justify the license fee, capital expenditures and other investments required to provide such services. For example, in March 2005, we acquired a license to provide wireless broadband Internet access (“WiBro”) service, and commercially launched our service in June 2006 to expand the WiBro service coverage nationwide by 2011. However, the number of our WiBro subscribers have decreased in the recent years as more WiBro subscribers chose to access the Internet using our 4G LTE network rather than WiBro following the proliferation of 4G LTE services since 2013. If our new services do not gain broad market acceptance, our results of operations and financial condition may be adversely affected.

We may not be able to successfully pursue our strategy to acquire businesses and enter into joint ventures that complement or diversify our current business, and we may need to incur additional debt to finance such expansion activities.

One key aspect of our overall business strategy calls for acquisitions of businesses and entering into joint ventures that complement or diversify our current business. In March 2014, the investment business division of KT Capital Co., Ltd., including 3,059,560 common shares of BC Card Co., Ltd. that KT Capital Co., Ltd. held, was spun off and merged into KT Corporation. On August 20, 2015, we and our consolidated subsidiary, KT Hitel Co., Ltd., sold the entire 100% stake of KT Capital Co., Ltd. to JCF III K Holdings LLC for a total of ￦299 billion. In January 2011, we acquired 5,600,000 shares of redeemable convertible preferred stock with voting rights and convertible bonds that were convertible into 5,600,000 shares of common stock of KT Skylife Co., Ltd. (“KT Skylife”), a provider of satellite TV service which may also be packaged with our IPTV services, from Dutch Savings Holdings B.V. for approximately ￦246 billion. We exercised the conversion rights on the redeemable convertible preferred stock and the convertible bonds in March 2011, and owned a 50.3% interest in KT Skylife as of December 31, 2017. In March 2015, KT Media Hub Co., Ltd. was merged into KT Corporation to increase management efficiency and promote synergy among our existing businesses.

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

We also negotiate collective bargaining agreements every two years with our labor union and annually negotiate a wage agreement. Our current collective bargaining agreement expires on October 9, 2019. Although we have been able to reach collective bargaining agreements and wage agreements with our labor union in recent years, there can be no assurance that we will not experience labor disputes and unrests resulting from disagreements with the labor union in the future.

The Korean telecommunications and Internet protocol broadcasting industries are subject to extensive Government regulations, and changes in Government policy relating to these industries could have a material adverse effect on our operations and financial condition.

The Government, primarily through the MSIT and the KCC, has authority to regulate the telecommunications industry. Until March 2013, regulation of the telecommunications industry had mainly been the responsibility of the KCC. With the establishment of the newly created the Ministry of Science, ICT & Future Planning (the predecessor to the MSIT, the “MSIP”) on March 23, 2013, however, such regulatory responsibility has mostly been transferred to the MSIP (and later to MSIT). The MSIT’s policy is to promote competition in the Korean telecommunications markets through measures designed to prevent the dominant service provider in any such market from exercising its market power in such a way as to prevent the emergence and development of viable competitors.

Under the current Government regulations, if a network service provider has the largest market share for a specified type of service and its revenue from that service for the previous year exceeds a specific revenue amount set by the MSIT, it must obtain prior approval from the MSIT for the rates and the general terms for that service. Each year, the MSIT designates service providers whose rates and general terms of service must be approved by the MSIT. In 1997, the MSIT had designated us for local telephone service and SK Telecom for mobile service, and the MSIT, in consultation with the Ministry of Strategy and Finance, currently approves rates charged by us and SK Telecom for such services. The form of our standard agreement for providing local network service and each agreement for interconnection with other service providers must also be reported to the MSIT.

The MSIT currently does not regulate our domestic long-distance, international long-distance, broadband Internet access and mobile service rates, but the inability to freely set our local telephone service rates may hurt profits from such business and impede our ability to compete effectively against our competitors. See “Item 4. Information on the Company—Item 4.B. Business Overview—Regulation—Rates.” In addition, the MSIT may periodically announce public policy guidelines or suggestions that we take into consideration in setting our tariffs for non-regulated services. In March 2015, we completely abolished our activation fee relating to our mobile services. In July 2016, we lowered our early termination fee for our broadband Internet access service, Internet phone or IPTV or such products bundled with our fixed-line telephone service. On December 22, 2017, we started to provide additional tariff reductions of ￦11,000 per month to certain subscribers on Government welfare. In July 2017, the MSIT announced its plan to adopt “universal” mobile subscription fees sometime in 2018 in connection with the Government’s efforts to reduce mobile service fees paid by individuals. According to the draft version of the proposed revision to the Telecommunications Business Act, subject to approval by the National Assembly, the dominant network service provider (SK Telecom) shall be required to provide a mobile subscription plan priced at ￦20,000 per month (at a significant discount to currently available mobile subscription plans) which allows data use of between 1 and 1.4 GB and 200 call minutes. Furthermore, in response to a social interest group’s lawsuit against the MSIT to lower consumers’ telecommunication bills, it is expected that, in May 2018, the MSIT will make public disclosure of previously non-public regulatory financial reports and other supporting and evaluation materials submitted by the network service providers (including us) for determining tariffs of various 2G and 3G mobile subscription plans for a six-year period ending in May 2011. There can be no assurance that we will not adopt other tariff-reducing measures in the future to comply with the Government’s public policy guidelines or suggestions.

The MSIT may revoke our licenses or suspend any of our businesses if we fail to comply with its rules, regulations and corrective orders, including the rules restricting beneficial ownership and control or any violation of the conditions of our licenses. Alternatively, in lieu of suspension of our business, the MSIT may levy a monetary penalty of up to 3.0% of the average of our annual revenue for the preceding three fiscal years. For example, on March 12, 2015, the KCC imposed a fine of ￦870 million for violation of restrictions on handset subsidies relating to our compensation program for used handsets. On June 24, 2015, the KCC imposed a fine of ￦52 million for violating privacy related regulations and undermining consumer interests. On July 31, 2015 and January 19, 2016, the KCC imposed a fine of ￦350 million and ￦560 million, respectively, on us for infringing upon consumer interests by advertising false and exaggerated information about bundled products. On March 8, 2016, the KCC imposed a fine of ￦32 million on us for offering excessively reduced rates and waivers to certain customers. On December 6, 2016, the KCC imposed a combined fine of approximately ￦10.7 billion on SK Telecom, LG U+, SK Broadband, t-broad, D’live, CJ HelloVision and us (our fine being approximately ￦2.3 billion) and ordered to take corrective measures for providing excessive promotional gifts to bundled products customers. In April 2017, the Fair Trade Commission imposed a combined fine of approximately ￦47 million on us for failing to include developments relating to our management in our public disclosures. In October 2017, the Fair Trade Commission imposed a fine of approximately ￦360 million on us for not including transactions between our affiliates in our public disclosures. On January 24, 2018, the KCC imposed a combined fine of approximately ￦50.6 billion on SK Telecom, LG U+ and us (our fine being approximately ￦12.5 billion) for violation of regulations relating to handset sales in the form of wholesale, online sale and others. For more information about the penalties imposed for violating Government regulations, see “Item 8. Financial Information—Item 8.A. Consolidated Statements and Other Financial Information—Legal Proceedings.” The revocation of our licenses, suspension of our business or imposition of monetary penalties by the MSIT could have a material adverse effect on our business.

On October 1, 2014, the Handset Distribution Reform Act went into effect. The Handset Distribution Reform Act regulates, among other matters, the sale and subsidies of mobile devices such as smartphones, with one of its purposes being to induce telecommunication operators to compete in lowering the costs of communications and encourage the manufacturers to reduce handset factory prices, while improving service quality. Under the Handset Distribution Reform Act, consumers may not be discriminated in terms of subsidies based on their age, place of residence or monthly subscription plan when using their existing mobile phones, buying a new phone or switching their mobile carriers. Furthermore, everyone, regardless of their status, is entitled to receive either a handset subsidy for the purchase of mobile phone models that were launched within the last 15 months, or a tariff discount (with the current discount rate set at 25%, effective since September 15, 2017). Since April 8, 2015, the maximum amount of handset subsidy that telecommunications operators and handset manufacturers may offer was ￦330,000. The maximum amount of the handset subsidy was phased out on October 1, 2017. On September 15, 2017, in compliance with the policy initiatives announced by the MSIT, we increased the maximum tariff discount to 25% from the prior 20% (which had been in effect since April 24, 2015). According to the Government, excessive handset subsidies may cause mobile subscribers to subscribe to more expensive monthly plans in return for greater handset subsidies or may cause handset vendors to provide discriminatory subsidies based on consumers’ age, residence and subscription plan, among others. It was reported that the Government plans to introduce measures to curb excessive competition for handset subsidies such as guidelines on subsidies for online handset sales and requirement for public disclosure of the portion or amount of handset subsidies provided by each party involved in handset sales.

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

We also plan to put more focus on the Internet protocol (“IP”) media market, and we began offering IPTV services in November 2008. IPTV is a service which combines video-on-demand services with real-time high definition broadcasting via broadband networks. The MSIT and the KCC have the authority to regulate IPTV services. Under the Internet Multimedia Broadcasting Services Act, anyone intending to engage in the IPTV services business must first obtain a license from the MSIT. Moreover, anyone intending to provide linear channel programs focused on news or contents that generally combine news, culture entertainment, and any other similar contents with IPTV providers, must obtain approval from the KCC. Furthermore, anyone intending to provide contents relating to the introduction of consumer products and other similar marketing linear channel programs with IPTV providers must obtain additional approval from the MSIT. In addition, KT Skylife (formerly Korea Digital Satellite Broadcasting Co., Ltd.), which became our consolidated subsidiary starting in January 2011, offers satellite TV services, which may also be packaged with our IPTV services. KT Skylife is also subject to regulation by the MSIT and the KCC pursuant to the Korea Broadcasting Act. In March 2015, amendments to the Internet Multimedia Broadcasting Services Act were promulgated. Under such amendments, a single pay TV operator (including its affiliates) may not have more than one-third of the market share of all pay TV subscribers in Korea. The restriction on market share is in effect until June 27, 2018, subject to the Government’s decision to renew the market share restriction or phase out the restriction as originally planned.

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

In April 2014, the Seoul Central District prosecutor’s office charged Mr. Suk-chae Lee, our former chief executive officer who resigned in November 2013, with embezzlement and breach of fiduciary duty. Mr. Il Yung Kim, our former standing director and former president of the KT Corporate Center, was charged as a co-conspirator in the breach of fiduciary duty by Mr. Lee, and Mr. Yu-yeol Seo, our former president of Home Business Group, was charged as a co-conspirator in Mr. Lee’s embezzlement. On September 24, 2015, the Seoul District Court acquitted Mr. Lee of the charges of embezzlement and breach of fiduciary duty. Mr. Kim and Mr. Seo were also acquitted of the conspiracy charges. The prosecution has appealed the judgments and on May 27, 2016, the Seoul High Court found Mr. Lee and Mr. Seo guilty of embezzlement and sentenced them to 18 months of prison term, to be suspended for 2 years, for having embezzled and created off-the-books funds of ￦1.1 billion between 2009 and 2013, using such funds for personal purposes such as payments at weddings and funerals of Mr. Lee’s friends and acquaintances and Mr. Seo’s living and entertainment expenses. However, Mr. Lee and Mr. Kim were acquitted on the charge of breach of fiduciary duty. These judgments have been appealed by the prosecution as well as by Mr. Lee and Mr. Seo to the Supreme Court of Korea, which, on May 30, 2017, confirmed the acquittal of Mr. Lee and Mr. Kim on the charge of breach of fiduciary duty, and vacated the appellate judgment against Mr. Lee and Mr. Seo on the charge of embezzlement and remanded the case back to the Seoul High Court. On April 26, 2018, the Seoul High Court acquitted Mr. Lee and Mr. Seo on the charge of embezzlement.

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

Our charitable or political donations, employment of certain individuals and engagement of an advertising agency connected to a scandal involving Ms. Soon-sil Choi, a confidante of former President Geun-hye Park, and other incidents and allegations could have a material adverse effect on our business, reputation and stock price.

In March 2017, the Constitutional Court of Korea found that many Korean corporations, including the Company, made donations to two non-profit foundations, Mir Foundation and K-Sports Foundation, at former President Park’s request. Our contributions comprised ￦1.1 billion of the total ￦48.6 billion given to Mir Foundation and ￦700 million of the total ￦28.8 billion given to K-Sports Foundation. The Constitutional Court also found that an aide of former President Park, at the direction of the former President, on several occasions asked our chief executive officer to hire (and later to promote) two individuals, Mr. Dong-Soo Lee and Ms. Hye-Sung Shin: Mr. Lee was hired and later promoted to the head of a business unit in charge of our marketing and advertisement campaigns and Ms. Shin was hired to another position in the same business unit. Subsequently, the same presidential aide also requested that Mr. Lee and our other officers award advertising contracts to Playground Communications Co., Ltd. (“Playground”), an advertising agency over which Ms. Soon-sil Choi, a confidante of former President Park, effectively owns 70% equity interest, according to the Constitutional Court. The Constitutional Court further held that the companies receiving the purported “requests” from former President Park’s aide appeared to have felt immense pressure to comply with the requests and could not easily have rejected them. Playground was awarded seven advertising contracts for a total of approximately ￦6.8 billion in 2016, amounting to approximately 3.7% of our annual advertising spending in 2016. In 2016, our payments to Playground amounted to approximately

￦517 million. We have not awarded additional advertising contract to Playground since September 2016, and Mr. Lee and Ms. Shin resigned from the Company in November 2016 and May 2016, respectively.

In April 2017, the Korean prosecution indicted former President Park on charges of bribery, coercion and abuse of power, among others. On April 6, 2018, the Seoul Central Court sentenced the former President to 24 years of prison term and monetary fine of ￦18 billion, having found the former President guilty on many of the charges, including the coercion charges relating to the same events underlying the Constitutional Court decisions described above: (i) employment and promotions of Mr. Lee and Ms. Shin at KT Corporation, (ii) entry into advertising contracts with Playground and (iii) donations to Mir Foundation and K-Sports Foundation by us and other Korean corporations. The prosecution appealed the trial court’s decision.

On January 18, 2018, the Korean prosecution indicted Mr. Byung-Hun Jun, a former member of the National Assembly, for charges of bribery, corruption and coercion, among others. One of the allegations is that Mr. Jun, during his term as a member of the former Science, ICT, Future Planning, Broadcasting, and Communications Committee (currently the Science, ICT, Broadcasting and Communications Committee) of the National Assembly, solicited donations or financial sponsorship from various corporations, including us, to an organization where he used to serve as the president. While the prosecution indicted Mr. Jun for these allegations, no indictment or charges of wrongdoing were brought against us or any of our executives or employees in connection with Mr. Jun’s indictment.

In January 2018, the Korean police commenced an investigation in connection with the allegations that our current and former executives and employees violated the Political Funds Act of Korea, by making certain donations to various lawmakers using corporate funds. This investigation is currently ongoing.

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

An employee of KT ENGCORE Co., Ltd. (formerly known as KT ENS Corporation until April 2015) (“KT ENGCORE”), our consolidated subsidiary until August 2014, and several companies, some of which are KT ENGCORE’s subcontractors, allegedly worked together to forge documents, including a forged proof of accounts receivable, to incur borrowings, of which ￦290 billion remains unpaid, from 16 Korean banks since 2008 in over 460 transactions, which were allegedly secured by the forged accounts receivable and endorsed by KT ENGCORE. KT ENGCORE’s management neither had knowledge of nor approved such transactions. On February 11, 2014, police raided the offices of the subcontractors in connection with their investigation of the loans. Upon discovery of the incident, KT ENGCORE immediately suspended the employee in question without pay, pending the results of the investigations for any further disciplinary actions. The employee and several other persons involved in the incident were sentenced to prison terms by the Seoul Central District Court in August 2014 and by the appellate court subsequently.

In March 2014, KT ENGCORE filed for court receivership with the Seoul Central District Court, based on its inability to pay approximately ￦49 billion in commercial paper that became due after early redemption rights were exercised. The commercial paper had been issued in connection with construction of a solar power plant by a contractor of the project and guaranteed by KT ENGCORE. KT ENGCORE faced difficulties in preventing such exercise of redemption rights following the above incident, and we declined to provide additional financial support to KT ENGCORE to repay the redeemed commercial paper. In August 2014, the Seoul Central District Court approved KT ENGCORE’s restructuring plan, and determined that KT ENGCORE is only responsible for 15% to 20% of the borrowings which remain unpaid, or approximately ￦46 billion. Pursuant to the plan, KT ENGCORE is expected to repay all of its currently outstanding obligations. The banks had appealed the decision of the Seoul Central District Court, and it was determined that KT ENGCORE is responsible for 30% to 40% of the borrowings which remain unpaid. The court decision was appealed and in February 2017, the Seoul High Court found that KT ENGCORE is responsible for 40% of the borrowings which remain unpaid. Such appellate court decision was subsequently affirmed by the Supreme Court of Korea in June 2017. While KT ENGCORE’s restructuring is unlikely to have a material impact on our results of operations or financial condition on a consolidated basis, as KT ENGCORE has not been our consolidated subsidiary since 2014 due to its filing for court receivership, and our interest in KT ENGCORE was classified as available-for-sale securities, any future legal proceedings against KT ENGCORE and/or us may lead to significant losses. Such losses, as well as any adverse publicity associated with the incident, could have a material adverse effect on our business, reputation and stock price.

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

For example, in July 2012, the police arrested two third-party individuals in connection with the alleged theft of personal information relating to approximately 8.7 million of our mobile phone subscribers. The individuals in question stole personal information through a series of hackings starting from February 2012 into our New Service and Technology Evolution Program (“N-STEP”), our mobile customer information system. Since the incident, approximately 29,800 of our mobile phone subscribers filed a total of 16 lawsuits against us in connection with the N-STEP hackings, alleging that we failed to protect their personal information, and are seeking total damages of approximately ￦15 billion. From August 2014 to October 2016, various district courts have awarded damages of ￦100,000 per plaintiff for 14 of the cases involving a total of approximately 29,000 of the subscribers, resulting in damages of approximately ￦3 billion to us, while the remaining two trials are currently ongoing at various district courts. We have appealed the district courts’ decisions. We won three of the appeals without further appellate proceedings. The other appeal which we won has been appealed to the Supreme Court. We lost one of the appeals and we appealed such decision to the Supreme Court. The other nine appeals are currently ongoing at the Seoul High Court or the Seoul Central Court.

Furthermore, in March 2014, the police arrested three third-party individuals in connection with their alleged theft of personal information relating to approximately 9.8 million of our subscribers. The individuals in question stole the personal information of our subscribers through a series of hackings into our main homepage starting from February 2014. Since the incident, approximately 15,000 subscribers filed 22 lawsuits against us in connection with the information theft, seeking total damages of approximately ￦7 billion. From November 2016 to January 2018, we won 17 trials, lost two trials and the remaining three trials are currently ongoing at various district courts. The plaintiffs of nine of the 17 cases have appealed the district courts’ decisions to the Seoul High Court or the Seoul District Court. We appealed the district courts’ decisions of the two trials where we lost. In June 2014, we were fined ￦85 million by the KCC and were ordered to take corrective measures in connection with the most recent hacking incident. We filed an administrative appeal in August 2014 in connection with the KCC fine and prevailed. The KCC appealed the administrative decision and the appeal is currently ongoing at the Seoul High Court.

We are unable to predict with any meaningful degree of certainty the outcome of these incidents at this time, including the scope of investigations or the maximum potential exposure. However, if we experience additional significant data security breaches or fail to detect and appropriately respond to significant data security breaches, we could be subject to additional government enforcement actions, regulatory sanctions and litigation in the future. In addition, our mobile subscribers could lose confidence in our ability to protect their information, which could cause them to discontinue using our services altogether. Furthermore, adverse final determinations, decisions or resolutions regarding such matters could encourage other parties to bring related claims and actions against us. Accordingly, the outcome of these incidents may materially and adversely impact our business, reputation, results of operations and financial condition.

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

The Monopoly Regulation and Fair Trade Act provides for various regulations and restrictions on large business groups enforced by the Korea Fair Trade Commission to prohibit or restrict actions that impede competition and fair trade. The Korea Fair Trade Commission designated us as a large business group under the Monopoly Regulation and Fair Trade Act on April 1, 2002. Our business relationships and transactions with our subsidiaries, affiliates and other companies within the KT group are subject to ongoing scrutiny by the Fair Trade Commission as to, among other things, whether such relationships and transactions constitute undue financial support among companies of the same business group. We are also subject to the fair trade regulations limiting debt guarantees for other domestic member companies of the same group and cross-shareholdings among domestic member companies of the same group, as well as requiring disclosure of the status of such cross-shareholdings. Additionally, we are subject to a prohibition, in effect since July 25, 2014, against circular shareholding among any three or more entities within our business group. For example, in 2015, we were fined ￦2 billion by the Korea Fair Trade Commission for using monopolistic status to exclude competitors in the corporate messaging business. However, the sentence was revoked by the

Seoul High Court in 2018, subject to the disposition by the Supreme Court of Korea. In 2016, we were issued consent orders by the Korea Fair Trade Commission for unfairly comparative advertisements on quality and coverage of our LTE service. Any future determination by the Korea Fair Trade Commission that we have engaged in transactions that violate the fair trade laws and regulations may result in fines or other punitive measures and may have a material adverse effect on our reputation and our business.

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

In the past, allegations that serious health risks may result from the use of wireless telecommunications devices or other transmission equipment have adversely affected share prices of some wireless telecommunications companies in the United States. In May 2011, the International Agency for Research on Cancer (“IARC”) announced that it has classified radiofrequency electromagnetic fields associated with wireless phone use as possibly carcinogenic to humans, based on an increased risk for glioma, a malignant type of brain cancer. The IARC is part of the World Health Organization that conducts research on the causes of human cancer and the mechanisms of carcinogenesis, and aims to develop scientific strategies for cancer control. We cannot assure you that such health concerns will not adversely affect our business. Several class action and personal injury lawsuits have been filed in the United States against several wireless phone manufacturers and carriers, asserting product liability, breach of warranty and other claims relating to radio transmissions to and from wireless phones. Certain of these lawsuits have been dismissed. In addition, to protect pre-school and elementary school children, the Office of Education in Gyeonggi-do, one of Korea’s highly populated provinces, implemented an ordinance named “Protective Ordinance for Social Groups Vulnerable to Electromagnetic Radiation” in April 2016. The ordinance prohibits installation of cellular towers near pre-schools and elementary schools in Gyeonggi-do. In December 2016, the minister of the MSIP filed a petition with the Supreme Court to invalidate the ordinance. The provincial assembly of Gyeonggi-do decided to file a criminal complaint against the minister of the MSIP. In December 2017, the Supreme Court of Korea ruled that the ordinance is invalid as the ordinance has no legal basis. We could be subject to liability or incur significant costs defending lawsuits brought by our subscribers or other parties who claim to have been harmed by or as a result of our services. In addition, the actual or perceived risk of wireless telecommunications devices could have an adverse effect on us by reducing our number of subscribers or our usage per subscriber.

Depreciation of the value of the Won against the Dollar and other major foreign currencies may have a material adverse effect on the results of our operations and on the prices of our securities.

Substantially all of our revenues are denominated in Won. Depreciation of the Won may materially affect the results of our operations because, among other things, it causes an increase in the amount of Won required by us to make interest and principal payments on our foreign-currency-denominated debt, the costs of telecommunications equipment that we purchase from overseas sources, net settlement payments to foreign carriers and certain payments related to our derivative instruments entered into for foreign exchange risk hedging purposes. Of the ￦6,684 billion total book value of debentures and borrowings outstanding as of December 31, 2017, ￦2,062 billion was denominated in foreign currencies. The interest rates of such debt denominated in foreign currencies ranged from 0.48% (Japanese Yen 15 billion bond due 2018) to 6.50% (US$100 million fixed rate notes due 2034 issued under our suspended medium-term note program). Upon identification and evaluation of our currency risk exposures, we, having considered various circumstances, enter into derivative financial instruments to try to manage some of such risks. Although the impact of exchange rate fluctuations has in the past been partially mitigated by such strategies, our results of operations have historically been affected by exchange rate fluctuations and there can be no assurance that such strategies will be sufficient to reduce or eliminate the adverse impact of such fluctuations in the future. See “—Item 3.A. Selected Financial Data—Exchange Rate Information”, “Item 5. Operating and Financial Review and Prospects—Item 5.B. Liquidity and Capital Resources” and “Item 11. Quantitative and Qualitative Disclosures About Market Risk—Exchange Rate Risk.”

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

The Korean economy is closely integrated with, and is significantly affected by, developments in the global economy and financial markets. Substantial uncertainties remain for the global and Korean economy in the form of continued tightening of the U.S. monetary policy, continued fiscal and financial challenges for the European, U.S. and global economies, fluctuations in oil and commodity prices, trade tensions involving Korea’s trading partners, signs of cooling of the Chinese economy and a rise of military and political tension in the Middle East, the Eastern Europe and former members of the Soviet Union. Accordingly, the overall prospects for the Korean and global economy in 2018 and beyond remain uncertain. Any future deterioration of the global economy may have an adverse impact on the Korean economy, which in turn could adversely affect our business, financial condition and results of operations. As Korea’s economy is highly dependent on the health and direction of the global economy, investors’ reactions to developments in one country can have adverse effects on the securities price of companies in other countries. Factors that determine economic and business cycles of the Korean or global economy are for the most part beyond our control and inherently uncertain. In light of the high level of interdependence of the global economy, any of the foregoing developments could have a material adverse effect on the Korean economy and financial markets, and in turn on the our business and profitability.

Developments that could have an adverse impact on Korea’s economy in the future also include:

•	continued volatility or deterioration in Korea’s credit and capital markets;

•	difficulties in the financial sectors in Europe, China and elsewhere and increased sovereign default risks in selected countries and the resulting adverse effects on the global financial markets;

•	global market volatility in connection with “Brexit,” the United Kingdom’s vote to leave the European Union in a referendum held in June 2016 and the continuing negotiation between the United Kingdom and the European Union to complete the United Kingdom’s exit by mid-2019;

•	adverse changes or volatility in foreign currency reserve levels, commodity prices (including oil prices), exchange rates (including fluctuation of the U.S. dollar, the Euro or Japanese Yen exchange rates or revaluation of the Chinese Renminbi), interest rates, inflation rates or stock markets;

•	increasing levels of household debt;

•	continuing adverse conditions in the economies of countries and regions that are important export markets for Korea, such as the United States, Europe, Japan and China, or in emerging market economies in Asia or elsewhere;

•	further decreases in the market prices of Korean real estate;

•	increasing delinquencies and credit defaults by consumer and small- and medium-sized enterprise borrowers;

•	declines in consumer confidence and a slowdown in consumer spending;

•	social and labor unrest;

•	increases in social expenditures to support an aging population in Korea or decreases in economic productivity due to the declining population size in Korea;

•	the economic impact of any pending or future free trade agreements;

•	geo-political uncertainty and risk of further attacks by terrorist groups around the world;

•	the occurrence of severe health epidemics in Korea or other parts of the world, including the recent Ebola, Middle East Respiratory Syndrome and Zika virus outbreaks;

•	deterioration in economic or diplomatic relations between Korea and its trading partners or allies, including deterioration resulting from territorial or trade disputes or disagreements in foreign policy and the recent diplomatic tension between Korea and China with respect to the deployment of the Terminal High Altitude Area Defense (THAAD) system in Korea;

•	political uncertainty or increasing strife among or within political parties in Korea, and political gridlock within the Government or in the legislature, which prevent or disrupt timely and effective policy making;

•	natural disasters that have a significant adverse economic or other impact on Korea or its major trading partners;

•	hostilities or political or social tensions involving countries in the Middle East and North Africa and any material disruption in the supply of oil or significant decrease or increase in the price of oil; and

•	an increase in the level of tensions or an outbreak of hostilities between North Korea and Korea or the United States.

Escalations in tensions with North Korea could have an adverse effect on us.

Relations between Korea and North Korea have been tense throughout Korea’s modern history. The level of tension between the two Koreas has fluctuated and may increase abruptly as a result of future events. In particular, there continues to be uncertainty regarding the long-term stability of North Korea’s political leadership since the succession of Kim Jong-un to power following the death of his father in December 2011, which has raised concerns with respect to the political and economic future of the region. In February 2017, Kim Jong-un’s half-brother, Kim Jong-nam, was reported to have been assassinated in an international airport in Malaysia. On April 27, 2018, Kim Jong-un and the President of South Korea attended a summit held in the Demilitarized Zone of the Korean peninsula.

In addition, there have been heightened security concerns in recent years stemming from North Korea’s nuclear weapon and long-range missile programs as well as its hostile military actions against Korea. Some of the significant incidents in recent years include the following:

•	North Korea renounced its obligations under the Nuclear Non-Proliferation Treaty in January 2003 and conducted three rounds of nuclear tests between October 2006 to February 2013, which increased tensions in the region and elicited strong objections worldwide. Subsequently, North Korea continued to engage in provocative behaviors. In January 2016, North Korea announced that it had successfully tested a hydrogen bomb, its fourth nuclear test and allegedly first test using hydrogen, which is more explosive than plutonium. In February 2016, North Korea tested its intercontinental ballistic missile technology and launched a long-range missile, which it claimed to have launched a satellite into orbit. In response, the Government condemned the provocations and flagrant violations of relevant United Nations Security Council resolutions and withdrew Korean personnel from the inter-Korea Kaesong industrial complex (the “Complex”) and announced its closing. In March 2016, the United Nations Security Council unanimously passed a resolution condemning North Korea’s actions and significantly expanding the scope of sanctions applicable to North Korea. In September 2016, North Korea announced that it had successfully tested a nuclear warhead that could be mounted on ballistic missiles. In response, the Government condemned the test, and in November 2016, the United Nations Security Council unanimously passed a resolution imposing additional sanctions on North Korea. In March 2017, North Korea launched four midrange missiles aimed at the U.S. military bases in Japan, which landed off the east coast of the Korean peninsula. In late March 2017, the United States sanctioned 11 North Korean individuals and one North Korean coal company for their ties to North Korea’s nuclear weapons program. In April 2017, North Korea launched two ballistic missiles which landed off the east coast of the Korean peninsula. In response to the missile launches, representatives of the Government, the United States and China expressed their plans to impose stronger sanctions on North Korea. In July 2017, North Korea conducted two intercontinental ballistic missile tests which displayed further development of its long-range ballistic missile capabilities that potentially enable it to target certain areas of the United States as well as other neighboring countries in the Asia-Pacific region. In response, the United Nations Security Council unanimously adopted stronger sanctions against North Korea. In September 2017, North Korea conducted its sixth nuclear test, prompting the United Nations Security Council to adopt additional sanctions against North Korea. In November 2017, North Korea conducted a test launch of another intercontinental ballistic missile, which, due to its improved size, power and range of distance, may potentially enable North Korea to target the United States mainland.

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

For the year ended December 31, 2015, our revenue from the services provided for the Complex was approximately ￦1.17 billion. We had no revenue from such services for the year ended December 31, 2016 and 2017. Our investment in the Complex was approximately ￦1.88 billion as of December 31, 2015 and we have not made additional investments since the closure of the Complex. However, our services have been suspended since February 11, 2016 following the Government’s decision to halt operations of the Complex to impede North Korea’s utilization of funds from the Complex to finance its nuclear and missile programs. No assurance can be given that we will not experience any material losses as a result of the suspension of this project or failure of the project as a result of a breakdown or escalation of hostilities in the relationship between the Republic and North Korea.

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

Under the Telecommunications Business Act, a foreign shareholder who holds 15.0% or more of our total shares is prohibited from becoming our largest shareholder. However, any foreign shareholder who held 15.0% or more of our total shares and was our largest shareholder on or prior to May 9, 2004 is exempt from the regulations, provided that such foreign shareholder may not acquire any more of our shares. Under the Telecommunications Business Act, the MSIT may, if it deems it necessary to preserve substantial public interests, prohibit a foreign shareholder from being our largest shareholder. In addition, the Foreign Investment Promotion Act prohibits any foreign shareholder from being our largest shareholder if such shareholder owns 5.0% or more of our shares with voting rights. In the event that any foreigner or foreign government acquires our shares in violation of the above provisions, such foreign shareholder may not be able to exercise voting rights with respect to common shares exceeding such threshold. The MSIT may also order us or the foreign shareholder to take corrective measures in respect of the excess shares within a specified period of six months or less. See “Item 10. Additional Information—Item 10.B. Memorandum and Articles of Association.”

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

Item 4.B.  Business Overview

We are the leading telecommunications service provider in Korea and one of the largest and most advanced in Asia. As an integrated telecommunications service provider, our principal services include:

•	mobile voice and data telecommunications services based on 3G W-CDMA technology and 4G LTE technology;

•	fixed-line services, which include:

➢	telephone services, including local, domestic long-distance and international long-distance fixed-line and Voice over Internet Protocol (“VoIP”) telephone services (i.e., provision of communication services over the Internet, and not over the fixed-line network) and interconnection services to other telecommunications companies;

➢	broadband Internet access service and other Internet-related services, including IPTV services; and

➢	data communication services, including leased line service and dedicated broadband Internet connection service to institutional customers;

•	credit card processing and other financial services through BC Card Co., Ltd.; and

•	various other services, including satellite service (through KT Sat Co., Ltd. (“KT SAT”)) and information technology, real estate business (mainly through KT Estate Inc. (“KT Estate”)), satellite TV service (through KT Skylife), media contents business and network services such as cloud computing services.

Leveraging on our dominant position in the fixed-line telephone services market and our established customer base in Korea, we have successfully pursued new growth opportunities during the past decade and obtained strong market positions in each of our principal lines of business. In particular:

•	in the mobile services market in Korea, we achieved a market share of 31.4% with approximately 20 million subscribers as of December 31, 2017;

•	in the fixed-line telephone services market in Korea, we continue to be the dominant provider with approximately 24.3 million installed lines, of which approximately 11.2 million lines were in service as of December 31, 2017. As of such date, our market share of the local market was 80.5% and our market share of the domestic long-distance market was 79.8%;

•	we are Korea’s largest broadband Internet access provider with approximately 8.8 million subscribers (excluding WiBro and ollehWifi subscribers) as of December 31, 2017, representing a market share of 41.3%; and

•	we are also the leading provider of data communication services in Korea.

For the year ended December 31, 2017, our operating revenues were ￦23,547 billion, our profit for the period was ￦546 billion and our basic profit per share was ￦1,884. As of December 31, 2017, our total assets were ￦29,745 billion, total liabilities were ￦16,696 billion and total equity was ￦13,049 billion.

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

Since 2016, our main strategical focus was on promotion of services that converge information & communication technology with other fields such as energy, security, media, healthcare, transportation and financial transactions, utilizing our fixed-line and wireless infrastructure installed for our olleh GiGA Internet Service and LTE mobile services. In addition, we have focused on artificial intelligence and big data and plan to leverage our platforms like IPTV and network assets to introduce innovative convergence services. For example, we launched “GiGA Genie” using an artificial-intelligence based IPTV set-top box that allows users to voice-command to watch TV, use the Internet and control other Internet-connected appliances. In 2017, we launched an interactive video security service, called “GiGAeyes.” In addition, the first Internet-only bank in Korea, called K bank, over which we own a minority interest, began operation in April 2017 and seeks to operate as a virtual bank whose operation is based on its mobile application and the Internet, while promoting greater user accessibility through the convenience stores of one of our other consortium members. K bank also plans to differentiate itself from other conventional banks by utilizing big data and offering competitive products and interest rates.

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

We believe development of 5G technology will be a key driver for future innovations, fueled also by the increasing importance of big data. With our leadership in providing highly advanced 4G LTE services, we have made extensive efforts to develop and present various further advanced technologies. At the PyeongChang 2018 Winter Olympics, we unveiled the world’s first 5G trial services. We showcased a variety of services with enhanced speed, latency, and connectivity, such as broadcasting from the viewpoint of players with a 360-degree panoramic view or broadcasting from multiple viewpoints. As an official telecommunications services partner of the PyeongChang 2018 Winter Olympics, we made utmost efforts to realize the vision of 5G and capture truly memorable moments of the Olympics. In this effort, we announced our plan to commercialize the 5G services by 2019, one year ahead of our initial plan. In October 2017, “5G Network Slice Orchestration” technology, independently developed by us, was approved by the International Telecommunication Union, a specialized Information & Communication Technology agency of the United Nations, as part of the 5G standard technology.

In 2017, we organized our “customer-facing” business (as compared to the internal supporting business, such as legal, accounting and investor relations departments, and operational support functions for designing and developing global network services and maintaining overseas branches and subsidiaries) into five business groups, the Marketing Group, the Customer Group, the Enterprise Business Group, the Future Convergence Business Group and the Platform Business Group, so that we may achieve higher synergies, more effectively address differing needs of our customer segments, as well as strengthen our competitiveness and discover new growth opportunities. We aim to pursue the following strategies for our business groups:

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

We plan to take advantage of our industry-leading network infrastructure to attract more customers as the telecommunication and convergence markets further develop. In addition, we aim to further enhance our position in the mobile telecommunications market by leveraging on our strong brand, nationwide marketing network, competitive data usage rates, call centers dedicated to smartphone users, creative marketing strategies that address our potential customers’ needs and ability to bundle various mobile and fixed-line services. We also plan to further expand our contents and applications for smartphone users and mobile data users by cooperating with application developers in Korea and abroad, in order to further solidify our position as a leader in the convergence market.

In 2016, we launched Y24 plans which offer discounted fees and tailored data offerings for customers of age 24 or younger. We aim to differentiate ourselves from our competitors by providing broadband Internet access service using high-speed FTTH connection and offering Internet phone service with value-added features such as video communication, short message service and phone banking. We began offering real-time broadcasting service on our IPTV service in November 2008 and we were the first in the IPTV industry to achieve approximately 7.5 million subscribers in 2017. In 2017, we also introduced a new technology to minimize a smartphone’s power consumption while running on the LTE wireless network. The launch and growth of GiGA Genie services in 2017 will help us to further grow our subscriber base and strengthen our platform business.

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

•	Customer Group. Through our Customer Group, we aim to improve our marketing and customer service efforts for all of our products and services by (i) planning and executing strategy for each product that we offer and our marketing efforts, (ii) contributing to expanding our market shares by strengthening our marketing and customer service efforts, (iii) maximizing customer satisfaction by providing high quality customer service and (iv) transforming our customer service based on technologies such as service automation and self-installation.

•	Enterprise Business Group. Through our Enterprise Business Group, we aim to provide our large corporate, small- and medium-sized enterprise and government agency customers with one-stop solution services, including designing data communications and information technology infrastructure and overseeing their day-to-day operations with the objective of achieving operational efficiencies and cost savings, as well as establishing and executing business plans for our global operations. Furthermore, in conjunction with our Future Convergence Business Group, we seek to expand our operations in the fields of smart energy, unified security systems and oversized data management.

•	Future Convergence Business Group. Due to the saturation within the Korean telecommunication market and limitations on growth in the traditional telecommunications services market, through our Future Convergence Business Group, we aim to concentrate our existing business capabilities in achieving new synergies by converging information & communication technology with other fields, such as smart energy, unified security systems, next-generation media, healthcare and intelligent traffic control. In the field of smart energy, through our convergence energy optimization project named “KT Micro-Energy Grid System,” we seek to contribute in preventing energy crisis and to increase energy efficiency. In the field of unified security systems, we seek to contribute to the establishment of national response systems for natural and other disasters, as well as enhancing personal and corporate security. For example, in 2017, we launched an interactive security system, called “GiGAeyes”, which analyzes surveillance video and autonomously detects suspicious activities. In the field of next-generation media, we seek to contribute to the development of next-generation media contents and new media technology, thereby supporting the expansion of Korean media contents to overseas markets. We are also seeking ways to develop personalized treatment systems to provide enhanced healthcare, as well as to create intelligent traffic control systems to reduce traffic. We are planning to develop services based on virtual or augmented reality.

•	Platform Business Group. Through our Platform Business Group, we strive to transform into a platform-based business focusing on online-to-offline commerce, financial technology (“Fintech”) and Internet of Things (“IoT”). As part of our Fintech business initiatives, in 2016, we launched an online payment application, which provides a method of online authentication that uses biometric data such as finger prints or voice instead of complex passwords. With regard to IoT, we will continue to deploy the Industrial IoT business model, which explores opportunities to converge services with other industries. We also plan to strengthen our IoT service relating to household goods.

The Telecommunications Industry in Korea

The Korean telecommunications industry is one of the most developed in Asia. According to the information announced by the KCC and the MSIT, the number of mobile subscribers in Korea was approximately 63.7 million and the number of broadband Internet access subscribers in Korea was approximately 21.2 million as of December 31, 2017. Based on the information announced by the Ministry of the Interior and Safety of Korea, the KCC and the MSIT, as of December 31, 2017, the mobile penetration rate, which is calculated by dividing the number of mobile subscriber accounts (including multiple counting of those who subscribe to more than one mobile service) by the population of Korea, was 124.9%, and the broadband Internet penetration rate, which is calculated by dividing the number of broadband Internet access service subscriber accounts (including multiple counting of those who subscribe to more than one broadband Internet access service) by the number of households in Korea, was 108.6%.

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

In April 2014, LG U+, SK Telecom and we began offering various unlimited mobile service packages, offering mobile subscribers with unlimited voice calls, text messaging, and LTE data. As of December 31, 2017, the number of LTE subscribers in Korea exceeded 50 million. Due to the high mobile penetration rate in Korea, we expect the growth of new subscribers to be limited. We believe that the continuing intense competition among major telecommunications operators in Korea and the resulting pressure on our fees may have a material adverse impact on our results of operations.

The table below gives the subscription and penetration information of the mobile telecommunications industry for the periods indicated:

	As of December 31,
	2013	2014	2015	2016	2017
Total Korean Population (thousands) (1)	51,141	51,328	51,529	51,696	50,977
Mobile Subscribers (thousands) (2)	54,681	57,290	58,935	61,296	63,659
Mobile Subscriber Growth Rate	2.0%	4.8%	2.9%	4.0%	3.9%
Mobile Penetration (3)	106.9%	111.6%	114.4%	118.6%	124.9%

(1)	Based on the number of registered residents as published by the Ministry of the Interior and Safety of Korea.

(2)	Based on information announced by the KCC and MSIT.

(3)	Penetration is determined by dividing mobile subscribers by total Korean population.

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

In recent years, broadband Internet access service providers and mobile telecommunications service providers have focused their attention on providing wireless Internet connection capabilities. They have introduced WiFi with speed of up to 1.3 Gbps, which is designed to integrate fixed-line and wireless services by offering high speed wireless Internet access to laptops and smartphones in hot-spot zones and at home. In addition, we expect our competitors would focus their attention on upgrading data transmission capacity of their Internet services as the Government and the network service providers including us, SKT and LG U+ announced the plan to enhance transmission capacity by ten-fold (up to 10 Gbps) in 2018. See “—Our Services—Fixed-line Services—Internet Services.”

Our Services

Mobile Service

We provide mobile services based on 3G W-CDMA technology and 4G LTE technology. Prior to the merger of KTF into KT Corporation, we provided such services through KTF, which was formerly a consolidated subsidiary. KTF obtained one of the three licenses to provide nationwide 2G service in June 1996 and began offering 2G service in October 1997. In June 2009, KTF merged into KT Corporation, with KT Corporation surviving the merger, with the objective of maximizing management efficiencies of our fixed-line and mobile telecommunications operations as well as more effectively responding to the convergence trends in the telecommunications industry. We currently offer HSDPA-based IMT-2000 services, which are third-generation, high-capacity wireless Internet and video multimedia communications services based on W-CDMA wireless network standards. Several wireless carriers in the United States, Europe and Asia commenced LTE services in recent years and LTE technology is currently widely accepted as the standard 4G technology. LTE technology enables data to be transmitted faster than W-CDMA, generally providing a downloading speed of 75 Mbps per 10 MHz. In January 2012, we also began offering 4G LTE services in the Seoul metropolitan area, following the termination of our 2G services. We completed the expansion of our 4G LTE service coverage nationwide in October 2012 and commenced providing wideband LTE services in September 2013, and commercialized Wideband LTE-A services in March 2014. We began offering “Wideband LTE-A X4” services in January 2015 and also launched “GiGA LTE” services which links “Wideband LTE-A X4” and our wireless LAN service (“WiFi”) signals to provide a faster WiFi connection in June 2015. In addition, our use of 20 MHz of bandwidth in the 1.8 GHZ spectrum, acquired in May 2016, further enhances the quality of our LTE services through intra-band carrier aggregation technology. We believe that the faster data transmission speed of the LTE network allows us to offer significantly improved wireless data transmission services with faster wireless access to multimedia content. Accordingly, we have made extensive efforts to develop advanced technologies as well as to provide a variety of services with enhanced speed, latency and connectivity.

Revenues related to mobile service accounted for 30.2% of our operating revenues in 2017. In addition, our goods sold, which are primarily from mobile handset sales, accounted for 14.8% of our operating revenues in 2017. The following table shows selected information concerning the usage of our network during the periods indicated and the number of our subscribers as of the end of such periods:

	As of or for the Year Ended December 31,
	2015		2016		2017
Average Monthly Revenue per Subscriber (1)	￦	35,308	￦	35,524	￦	34,444
Number of Subscribers (in thousands) (2)		18,038		18,892		20,015

(1)	The average monthly revenue per subscriber is computed by dividing total monthly fees, usage charges, interconnection fees and value-added service fees for the period by the weighted average number of subscribers and dividing the quotient by the number of months in the period.

(2)	Includes our LTE subscribers of approximately 12 million, 13 million, and 14 million, in 2015, 2016 and 2017, respectively.

We compete with SK Telecom, a mobile service provider that has a longer operating history than us, and LG U+ which began its service at around the same time as KTF. As of December 31, 2017, we had approximately 20 million subscribers, or a market share of 31.4%, which was the second largest among the three mobile service providers.

We market our mobile services primarily through independent exclusive dealers located throughout Korea. As of December 31, 2017, there were approximately 2,600 shops managed by our independent exclusive dealers. In addition to assisting new subscribers to activate mobile service and purchase handsets, authorized dealers are connected to our database and are able to assist customers with their account information. Although most of these dealers sell exclusively our products and services, sub-dealers hired by exclusive dealers may sell products and services offered by other mobile telecommunications service providers. Authorized dealers are entitled to a commission for each new subscriber registered, as well as ongoing commissions for the first five years based primarily on the subscriber’s monthly fee, usage charges and length of subscription. The handsets sold by us to the dealers cannot be returned to us unless they are defective. If a handset is defective, it may be exchanged for a new one within 14 days from the date of purchase. On October 1, 2014, the Handset Distribution Reform Act, which regulates the sale and subsidies of mobile telecommunication devices, went into effect but was phased out in September 2017. See “—Regulation—Rates”.

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

Fixed-line Telephone Services

We utilize our extensive nationwide telephone network to provide fixed-line telephone services, which consist of local, domestic long-distance, international long-distance services and land-to-mobile interconnection services. These fixed-line telephone services accounted for 7.8% of our operating revenues in 2017. Our telephone network includes exchanges, long-distance transmission equipment and fiber optic and copper cables. The following table gives some basic measures of the development of our telephone system. In recent years, the proliferation of mobile phones, as well as the availability of increasingly lower wireless pricing plans, some of which include unlimited voice minutes, has led to significant decreases in our domestic long-distance call minutes and local call pulses.

	As of or for the Year Ended December 31,
	2013	2014	2015	2016	2017
Total Korean population (thousands) (1)	51,141	51,328	51,529	51,696	50,977
Lines installed (thousands) (2)	24,264	23,930	23,607	24,858	24,343
Lines in service (thousands) (2)	14,032	13,713	12,440	11,871	11,220
Lines in service per 100 inhabitants (3)	27.4	26.7	24.6	23.0	21.7
Fiber optic cable (kilometers)	636,347	673,783	695,546	732,873	764,802
Number of public telephones installed (thousands)	94	88	83	74	71
Domestic long-distance call minutes (millions) (4)	3,803	2,743	2,113	1,507	1,126
Local call pulses (millions) (4)	5,765	4,038	3,034	2,161	1,611

(1)	Based on the number of registered residents as published by the Ministry of the Interior and Safety of Korea.

(2)	Including lines used for public telephones but excluding lines dedicated to centralized extension system services for corporate subscribers.

(3)	Determined based on lines in service and total Korean population.

(4)	Excluding calls placed from public telephones.

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

The following table shows the number of minutes of international long-distance calls recorded by us and specific service providers utilizing our international long-distance network in each specified category for each year in the five-year period ended December 31, 2017:

	Year Ended December 31,
	2013	2014	2015	2016	2017
	(In millions of billed minutes)
Incoming international long-distance calls	628.4	549.4	390.5	352.3	286.4
Outgoing international long-distance calls	244.2	212.2	179.0	155.1	125.9

Total	872.6	761.6	569.5	507.4	412.3

Japan (33.0%), China (21.5%) and the United States (9.2%) accounted for the greatest percentage of our international long-distance call traffic measured in minutes in 2017. In recent years, the volume of our incoming calls has exceeded the volume of our outgoing calls. The agreed settlement rate is applied to the call minutes to determine the applicable net settlement payment.

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

Internet Phone Services. The volume of calls made through Internet phone services has significantly increased since Internet phone service was first introduced in Korea in 1998. We provide Internet phone services that enable VoIP phone devices with broadband connection to make domestic and international calls. In order to differentiate our Internet phone services from our competitors’ services, we provide value-added services such as video communication, short message service, phone banking and a variety of traffic and local news information. As of December 31, 2017, we had approximately 3.4 million subscribers.

Internet Services

Broadband Internet Access Service. Leveraging on our nationwide network of approximately 764,800 kilometers of fiber optic cable network, we have achieved a leading market position in the broadband Internet access market in Korea. We believe we have a competitive advantage over other broadband Internet access service providers because, unlike our competitors, we can utilize our existing networks nationwide to provide broadband Internet access service. Our broadband Internet access service accounted for 8.8% of our operating revenues in 2017. Our principal Internet access services include:

•	ADSL, VDSL, Ethernet and FTTH services under the “olleh Internet” and “olleh GiGA Internet” brand names;

•	WiFi service under the “ollehWiFi” brand name, which is designed to integrate fixed-line and wireless services by offering high speed wireless Internet access to laptops and smartphones in hot-spot zones and olleh Internet service in fixed-line environments. OllehWiFi enables subscribers to access the Internet at a speed of up to 1.3 Gbps. We sponsored approximately 107,000 hot-spot zones nationwide for wireless connection as of December 31, 2017; and

•	olleh 4G WiBro Internet access service, which enables two-way WiBro Internet access to portable computers, mobile phones and other portable devices at a speed averaging 6 Mbps per user.

We had approximately 8.8 million broadband Internet subscribers and approximately 2.8 million ollehWiFi service subscribers as of December 31, 2017. In March 2005, we commercially launched our WiBro service in June 2006. We completed the upgrade of our 4G WiBro network and expanded our WiBro service coverage to 84 cities nationwide and major highways in March 2011, which we believe allows us to provide WiBro services at speeds that are approximately three times faster than our previous 3G network at a lower cost. The number of our WiBro subscribers decreased from approximately 934,000 subscribers as of December 31, 2013 to approximately 289,000 subscribers as of December 31, 2017, as more WiBro subscribers chose to access the Internet using our 4G LTE network rather than WiBro following the proliferation of 4G LTE services since 2013. Furthermore, we focused our subscriber retention efforts on our mobile subscribers rather than our WiBro subscribers. The term of our license to 30 MHz of bandwidth in the 2.3 GHz spectrum for the WiBro services shall expire as of March 2019. We launched our olleh GiGA Internet Service, which provides transmission speed of up to 1 Gbps, and had approximately 3.9 million subscribers as of December 31, 2017.

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

The high-speed downstream rates can reach up to 100 Mbps for VDSL and 1 Gbps for FTTH. In October 2016, we commercialized GiGA Wire 2.0 Internet service solutions on copper wires to provide data transmission speed of up to 1 Gbps. We are making efforts to offer data transmission speed of up to 10 Gbps, by the end of 2018. Downstream rates depend on a number of factors. For a constant wire gauge, the data rate decreases as the length of the copper wire increases. Generally, if the separation between the telephone office and the subscriber is greater than four kilometers, line attenuation is so severe that broadband speeds can no longer be achieved. Fiber optic cable used by FTTH, on the other hand, uses laser light to carry signals that travel long distances inside fiber optic cable without degradation.

Other Internet-related Services. Our other Internet-related services focus primarily on providing infrastructure and solutions for business enterprises, as well as IPTV and network portal services. Our other Internet-related services accounted for 9.1% of our operating revenues in 2017.

We operate 12 data centers located throughout Korea and provide a wide range of computing services to companies which need servers, storage and leased lines. Data centers are facilities used to house, protect and maintain network server computers that store and deliver Internet and other network content, such as web pages, applications and data. Our data centers are designed to meet international standards, and are equipped with temperature and humidity control systems, regulated and reliable power supplies, mechanical equipment, fire detection and suppression equipment, security monitoring and wide-bandwidth connections to the Internet. Data centers allow corporations to outsource their application and server hardware management.

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

We also offer high definition video-on-demand and real-time broadcasting IPTV services under the brand name “olleh TV,” and began offering ultra-high-definition (“UHD”) IPTV services, which offer resolutions up to four times those offered under high-definition television services, under the brand name “olleh GiGA UHD TV” starting in September 2014. Our IPTV service offers access to an array of digital media contents, including movies, sports, news, educational programs and TV replay, for a fixed monthly fee or on a pay-per-view basis. Through a digital set-top box that we rent to our customers, our customers are able to browse the catalogue of digital media contents and view selected media streams on their television. A set-top box provides two-way communications on an IP network and decodes video streaming data. We had approximately 7.5 million olleh TV subscribers as of December 31, 2017. In December 2015, amendments to the Internet Multimedia Broadcasting Services Act were promulgated. Under such amendments, a single broadcasting operator, together with its affiliates, may not have more than one-third of the market share of all paid broadcasting subscribers in Korea. The market share restriction will be in effect until June 27, 2018, subject to the Government’s decision to renew the market share restriction or phase out the restriction as originally planned. The proposed amendment to the Internet Multimedia Broadcasting Services Act that aims to preserve the restriction on market share is currently pending at the National Assembly.

Data Communication Services

Our data communication services involve offering exclusive lines that allow point-to-point connection for voice and data traffic between two or more geographically separate points. As of December 31, 2017, we leased over 249,817 lines to domestic and international businesses. The data communication service accounted for 4.5% of our operating revenues in 2017.

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

Financial Services

Our financial services accounted for 15.4% of our operating revenues in 2017. To further diversify our business and to create synergies through utilization of our mobile telecommunications network in financial services, we, through our former subsidiary KT Capital Co., Ltd., acquired 1,622,520 additional shares of common stock of BC Card Co., Ltd. from Woori Bank, Busan Bank and Shinhan Card for approximately ￦252 billion in October 2011. As we were deemed to have control over BC Card Co., Ltd., it became our consolidated subsidiary starting in October 2011. We acquired an additional 1,349,920 common shares of BC Card Co., Ltd. in January 2012 for approximately ￦287 billion, and owned a 69.5% interest in BC Card Co., Ltd. as of December 31, 2017. BC Card Co., Ltd. offers various credit card and related financial services. BC Card Co., Ltd. had consolidated operating revenues of ￦3,629 billion and net income of ￦156 billion for the year ended December 31, 2017 and consolidated assets of ￦4,048 billion and liabilities of ￦2,955 billion as of December 31, 2017. In March 2014, the investment business division of KT Capital Co., Ltd., including 3,059,560 common shares of BC Card Co., Ltd. that KT Capital Co., Ltd. held, was spun off and merged into KT Corporation, to further strengthen the synergy between telecommunication and finance operations within the KT group and increase shareholder value. To focus on our core telecommunications business, we and our consolidated subsidiary, KT Hitel Co., Ltd., disposed of the entire 100% stake in KT Capital Co., Ltd. in August 2015 for a total of ￦299 billion.

In November 2015, the Government announced plans to introduce Internet-only banks and granted preliminary approval to two consortiums, K bank consortium and Kakao Bank consortium. The K bank consortium, over which we own a minority interest as one of 20 shareholding companies including Woori Bank, NH Investment & Securities, Co., Ltd., GS Retail Co., Ltd. and Hanwha Life Insurance Co., Ltd., received the final approval from the Government to operate the first Internet-only bank in Korea in December 2016. The Kakao Bank consortium, K bank’s competitor, received the final approval from the Government in April 2017 and began its operation in July 2017. K bank began its operation in April 2017 as a virtual bank whose operation is primarily based on its mobile application and the Internet, while promoting greater user accessibility through the convenience stores of one of our other consortium members. K bank also makes efforts to differentiate itself from other conventional banks by utilizing big data and offering competitive products and interest rates. As of December 31, 2017, K bank had deposits of ￦1,089 billion while Kakao Bank had deposits of ￦5,048 billion. As of December 31, 2017, K bank provided loans of ￦856 billion while Kakao Bank provided loans of ￦4,622 billion.

Under the current Korean law, as a non-financial institution, we are not allowed to own in excess of 4% voting interest in K bank, and our combined voting and non-voting interest may not exceed 10%. In 2016, the National Assembly did not adopt a pending bill which would have allowed non-financial institutions to own more than 4% interest in Internet banks.

Other Businesses

We also engage in various business activities that extend beyond telephone services and data communication services, including satellite services, information technology and network services, satellite TV services, with the consolidation of KT Skylife starting in January 2011, and media contents business with the establishment of KT Media Hub Co., Ltd. in December 2012. We merged KT Media Hub Co., Ltd. into KT Corporation in March 2015, to enhance shareholder value by increasing management efficiency and promoting synergy among our existing businesses. Our other businesses accounted for 9.3% of our operating revenues for 2017.

We provide transponder leasing, broadcasting, video distribution and data communication services through Koreasat 5A, Koreasat 6, Koreasat 7 and Koreasat 8 (also known as ABS-2). We also lease satellite capacity from other satellite operators to offer satellite services to both domestic and international customers.

In August 2006, we launched Koreasat 5, a combined civil and governmental communications satellite with a design life of 15 years, to replace Koreasat 2 (launched in 1996 with a design life of ten years). In December 2010, we launched Koreasat 6, with a design life of 15 years, to replace Koreasat 3 (originally launched in 1999, with a design life of 12 years). Koreasat 6 began its commercial operation in February 2011 and carries transponders that are mainly used for direct-to-home satellite broadcasting, video distributions and data communication services. Most of the direct-to-home satellite broadcasting transponders are utilized by KT Skylife. In August 2010, we procured from Asia Broadcast Satellite Holdings, Ltd. (“ABS”), a Hong Kong-based satellite operator, four transponders on ABS-1 satellite and eight additional transponders on ABS-2 satellite in order to provide satellite services with a broader global scope. In the second half of 2014, we exchanged our ownership rights of four transponders on ABS-1 with ownership rights of four transponders on ABS-2 satellite. As a result, we own 12 transponders on ABS-2 satellite (also called Koreasat 8). In May 2017, we launched Koreasat 7, a civil communications satellite with a design life of 17 years. In October 2017, we launched Koreasat 5A, a civil communications satellite with a design life of 17 years which replaced Koreasat 5.

We entered into an agreement with ABS to sell Koreasat 3 to ABS, as Koreasat 3 was expected to reach the end of its design life. In December 2013, the MSIP declared the sales contract regarding Koreasat 3 null and void on the ground that the said contract was made without prior government approval. Shortly after, ABS filed a request for arbitration against us and KT SAT and we, together with KT SAT have been involved in the International Chamber of Commerce arbitration against ABS. In July 2017, the International Chamber of Commerce concluded that ABS has title to Koreasat 3 (such decision, “Partial Award”). In October 2017, we and KT SAT petitioned the U.S. District Court for the Southern District of New York to vacate the Partial Award. In March 2018, the International Chamber of Commerce issued an award of US$748,564 in damages, US$287,673.2 in pre-award interest and post-award interest of 9 percent per year to ABS (“Final Award”). We and KT SAT plan to petition the New York federal court to vacate the Final Award. With regard to the Partial Award, on April 10, 2018, the court dismissed the petition filed by KT SAT and us to vacate the Partial Award. We and KT SAT plan to file an appeal of the foregoing decision. In December 2012, we spun off our satellite service business by establishing KT SAT in an effort to enhance operational specialization and to foster management efficiency, enabling us to respond more promptly to the changing market environments and increasing competitiveness.

We offer a broad array of integrated information technology and network services to our business customers. Our range of services includes consulting, designing, building and maintaining systems and communication networks that satisfy the individual needs of our customers in the public and private sectors.

We own land and real estate in various locations nationwide. Technological developments have enhanced the coverage area of individual telecommunications facilities, which enable us to better utilize our existing land and other real estate holdings. In recent years, we have engaged in the planning and development of commercial and office buildings and condominiums on our unused sites, as well as in the leasing of buildings we own. We established KT Estate in August 2010 to oversee the planning, development and operation of our real estate assets, and established KT AMC Co., Ltd., an asset management company, in September 2011 as a subsidiary of KT Estate to create additional synergies with our real estate assets. We made a contribution in-kind of ￦1,254 billion to KT Estate in December 2012 to further strengthen KT Estate’s competitiveness and to better utilize our assets. KT

Estate currently provides over 2,000 rental units in its 4 apartment complexes, under the “Remarkville” brand, located in Seoul and Busan, Korea. The complexes are managed by KD Living Inc., 51% of whose equity interest is owned by us and the rest by a third-party rental management company, Daiwa Living Co. Revenues from lease of rental units are recognized as revenues from our other businesses. KT Estate also engages in the business of developing and selling residential and commercial units. In 2017, KT Estate developed and sold several residential and commercial units in various metropolitan areas in Korea and such revenues are recognized as revenues from goods sold.

To respond to the trend of convergence in the telecommunications and broadcasting industries, and to seek additional synergies with our existing operations, we acquired 5,600,000 shares of redeemable convertible preferred stock with voting rights and convertible bonds that were convertible into 5,600,000 shares of common stock of KT Skylife from Dutch Savings Holdings B.V. in January 2011 for approximately ￦246 billion. We exercised the conversion rights on the redeemable convertible preferred stock and the convertible bonds in March 2011, and owned a 50.3% interest in KT Skylife as of December 31, 2017. KT Skylife offers satellite TV services, which may also be packaged with our IPTV services as further described below.

Revenues and Rates

The table below shows the percentage of our revenues derived from each category of services for each of the years from 2015 to 2017:

	Year Ended December 31,
	2015	2016	2017
Mobile services	32.0%	31.9%	30.2%
Fixed-line services	29.8	29.9	30.2
Fixed-line telephone services:
Monthly basic charges	2.9	2.7	3.0
Monthly usage charges	4.5	3.7	3.3
Others	2.8	2.5	1.5

Sub-total	10.2	8.9	7.8

Internet services:
Broadband Internet access service	8.3	8.8	8.8
Other Internet-related services (1)	6.5	7.8	9.1

Sub-total	14.8	16.6	17.9

Data communication services (2)	4.7	4.4	4.5
Goods sold (3)	12.1	12.1	14.8
Financial services	15.3	15.4	15.4
Other businesses (4)	10.8	10.6	9.3

Operating revenues	100.0%	100.0%	100.0%

(1)	Includes revenues from services provided by our data centers, Bizmeka and olleh TV.

(2)	Includes revenues from Kornet Internet connection service and satellite services.

(3)	Includes mobile handset sales and sales of residential and commercial units developed by KT Estate.

(4)	Includes revenues from satellite services, information technology and network services and security services as well as from real property leases.

Mobile Services

We derive revenues from mobile services principally from:

•	monthly fees;

•	usage charges for outgoing calls;

•	usage charges for wireless data transmission;

•	contents download fees;

•	value-added monthly service fees; and

•	mobile-to-mobile interconnection charges.

We offer various rate plans, including those that offer a specified amount of free data transmission per month in return for higher monthly fees as well as plans that are geared toward business customers. We completely abolished our activation fee in March 2015.

We introduced rate plans specifically for smartphone users starting in September 2009. We also introduced new rate plans specifically for LTE phone users in connection with the rollout of our 4G LTE services in January 2012. In June 2013, we introduced the Everyone olleh rate plan, which permits users to make unlimited voice calls within our wireless network, and the Fixed-Line and Wireless Unlimited rate plan, which permits users to make unlimited voice calls within both our fixed-line and wireless networks. We began offering LTE unlimited data plans in March 2014, which allows unlimited LTE data usage within certain transmission speeds after the monthly quota at the highest LTE data transmission speed has been exhausted. Starting from November 2014, we began offering our major smartphone plans at discounted rates which were previously offered only to subscribers who signed on for mandatory subscription periods ranging from one to two years, thereby eliminating the need to sign on for any mandatory subscription period to benefit from our discounted plans and removing any early termination penalties. We believe such changes allow our subscribers a wider flexibility in choosing mobile plans based on their needs. In May 2015, we began offering the LTE data choice plan, through which users choose a 300MB to unlimited monthly quota for data transmission and enjoy unlimited voice calls and messages. With the LTE data choice plan, we also introduced the “Push-and-Pull” service, which allows users to carry over unused data to the following month or pull up additional data from the following month’s allotment. In March 2016, we began offering the Y24 plans for customers under the age of 24. Many of the Y24 plans offer free data transmission for three hours a day and additional data service at discounted rates.

The following table summarizes the charges associated with our representative LTE smartphone service plans:

	Free Airtime Minutes
	Voice Calls	Video Calls and Voice Calls to Special Numbers	Free Data Transmission (1)	Additional Service	Monthly Fee
LTE data choice 299	Unlimited	50	300MB	mobile TV	￦29,900
LTE data choice 349		50	1GB	mobile TV	34,900
LTE data choice 399		50	2GB	mobile TV	39,900
LTE data choice 449		50	3GB	mobile TV	44,900
LTE data choice 499		50	6GB	mobile TV	49,900
LTE data choice 599		200		mobile TV	59,900
LTE data choice 699		200		mobile TV	69,900
LTE data choice 799		200		VIP membership	79,900
LTE data choice 999		200	Unlimited (2)	Device insurance(3)	99,900
				Fee discounts for one additional device(4)

(1)	We do not charge for data transmission in wireless LAN zones. We charge ￦0.01 per 0.5 kilobyte for any additional data transmission exceeding the free monthly quota, up to a maximum of ￦150,000.

(2)	Provides an additional daily quota of 2GB after the free monthly quota has been exhausted, and also provides unlimited use of data with speed of up to 3 Mbps or 5 Mbps after the daily quota of 2GB has been exhausted.

(3)	Device insurance can be deducted from the customer’s membership points of up to ￦5,500 per month at the customer’s option.

(4)	Customers using the LTE data choice 699 plan receive 50% off the monthly data fees of one additional smart device such as tablets or GiGA Genie LTE. Customers using the LTE data choice 799 and 999 plans receive 100% off the monthly data fees of one additional smart device.

We also provide plans specially designed for elderly and pre-teen subscribers as well as special discounts to subscribers with physical disabilities. On December 22, 2017, we started providing special discounts to subscribers on Government welfare. For details, see “—Regulation—Rates”. Plans specialized for feature phone users such as a standard rate plan are provided as well. Under the standard rate plan, we charge a monthly fee of ￦11,000, a voice calling usage charge of ￦1.8 per second and a video calling usage charge of ￦3 per second, without any free voice or video call airtime minutes.

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

The following table shows the interconnection charges we paid per minute (exclusive of value-added taxes) to mobile operators, and the charges received per minute (exclusive of value-added taxes) from mobile operators for mobile to mobile calls:

	Effective Starting
	January 1, 2015		January 1, 2016		January 1, 2017
SK Telecom	￦	19.5	￦	17.1	￦	14.6
LG U+		20.0		17.0		14.6
KT		19.9		17.2		14.6

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

The rates we charge for local calls are currently subject to approval by the MSIT after consultation with the Ministry of Strategy and Finance. The rates are identical for residential and commercial customers. All calls are currently measured by call pulses. Each pulse is determined by the duration of the call and the time of the day at which the call is made. Our current local usage rates, which have been in effect since May 2002, are ￦39 per pulse for regular service and ￦70 per pulse for public telephones. For local calls, a pulse is triggered at the beginning of each local call and every three minutes thereafter from 8:00 a.m. to 9:00 p.m. on weekdays and every 258 seconds thereafter on weekends, holidays and from 9:00 p.m. to 8:00 a.m. on weekdays.

We also charge a monthly basic charge ranging from ￦3,000 to ￦5,200, depending on location, and a non-refundable service initiation fee of ￦60,000 to new subscribers. The non-refundable service initiation fee is waived for the new subscribers who subscribe to our local service through our online application process. Until April 2001, we charged refundable service initiation deposits, which were refunded upon termination of service. As of December 31, 2017, we had ￦342 billion in refundable service initiation deposits outstanding and 1.6 million subscribers who are enrolled under the mandatory deposit plan and are eligible to switch to the no deposit plan and receive their service initiation deposit back (less the non-refundable service initiation fees).

Domestic Long-distance Telephone Service. Our revenues from domestic long-distance service consist of charges for calls placed, charged for the duration, time of day and day of the week a call is placed, and the distance covered by the call. We are able to set our own rates for domestic long-distance service without approval from the MSIT.

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

In recent years, we have begun to offer optional flat rate plans, discount plans and bundled product plans in order to mitigate the impact from lower usage of local and domestic long-distance calls and stabilize our revenues from fixed-line telephone services. For a discussion of our bundled products, see “—Bundled Products.” Some of our flat rate and discount plans that we currently offer include the following:

•	a subscriber who elects to subscribe to our fixed-line phone service for a three year mandatory subscription period is able to make local and domestic long-distance calls at a flat rate of ￦39 per three minutes;

•	a subscriber who elects to subscribe to our broadband Internet access service or mobile service for a three year mandatory subscription period is able to make local, domestic long-distance and land-to-mobile calls of up to ￦150,000 with a flat rate payment of ￦50,000 or such calls up to ￦50,000 with a flat rate payment of ￦10,000. Standard rates apply to calls that exceed the capped amounts; and

•	a subscriber who elects to pay a monthly flat rate ranging from ￦7,500 to ￦15,000, depending on the types of calls the subscriber wishes to make, is able to use 3,000 minutes per month of local, domestic long-distance, land-to-VoIP and land-to-KT mobile calls.

International Long-distance Service. Our revenues from international long-distance service consist of:

•	amounts we bill to customers for outgoing calls made to foreign countries (including customers who make calls to Korea from foreign countries under our home country direct-dial service);

•	amounts we bill to foreign telecommunications carriers for connection to the Korean telephone network in respect of incoming calls (including calls placed in Korea by customers of the foreign carriers for home country direct-dial service); and

•	other revenues, including revenues from international calls placed from public telephones.

We bill outgoing calls made by customers in Korea (and calls made to Korea from foreign countries under our home country direct-dial service) in accordance with our international long-distance rate schedule for the country called. These rates vary depending on the time of day at which a call is placed. We bill outgoing international calls on the basis of one-second increments. We are able to set our own rates for international long-distance service without approval from the MSIT.

For incoming calls (including calls placed in Korea by customers of the foreign carriers for home country direct-dial service), we receive settlement payments from the relevant foreign carrier at the applicable settlement rate specified under the agreement with the foreign carrier. We have entered into numerous bilateral agreements with foreign carriers. We negotiate the settlement rates under these agreements with each foreign carrier, subject to the MSIT’s approval. It is the practice among international carriers for the carrier in the country in which the call is billed to collect payments due in respect of the use of overseas networks. Although we record the gross amounts due to and from us in our financial statements, we make settlements with most carriers monthly or quarterly on a net basis.

Land-to-mobile Interconnection. We provide other telecommunications service providers, including mobile operators and other fixed-line operators, interconnection to our fixed-line network. For a call initiated by a landline user to a mobile service subscriber, we collect from the landline user the land-to-mobile usage charge and remit to the mobile service provider a land-to-mobile interconnection charge. The MSIT periodically issues orders setting the interconnection charge calculation method applicable to interconnections with mobile service providers. The MSIT determines the land to mobile interconnection charge by calculating the long run incremental cost of mobile service providers, taking into consideration technology development and future expected costs.

The following table shows the interconnection charges we paid per minute (exclusive of value-added taxes) to mobile operators for landline to mobile calls:

	Effective Starting
	January 1, 2015		January 1, 2016		January 1, 2017
SK Telecom	￦	19.5	￦	17.0	￦	14.6
LG U+		20.0		17.2		14.6

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

The following table shows such interconnection charge per minute collected for a call depending on the type of call, as determined by the MSIT:

	Effective Starting
	January 1, 2015		January 1, 2016		January 1, 2017
Local access (1)	￦	11.9	￦	10.9	￦	9.7
Single toll access (2)		13.4		12.0		10.9
Double toll access (3)		16.0		15.5		14.8

Source:	The MSIT.

(1)	Interconnection between local switching center and local access line.

(2)	Interconnection involving access to single long-distance switching center.

(3)	Interconnection involving access to two long-distance switching centers.

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

olleh TV Services. We charge our subscribers an installation fee per site of ￦24,000, which is waived with a three-year contract, a set-top box rental fee ranging from ￦2,000 to ￦9,000 on a monthly basis and a monthly subscription fee. The rates we charge for olleh TV services are subject to approval by the MSIT. Our olleh TV service plans range from ￦15,000 to ￦50,000 per month.

Data Communication Services

We charge customers of domestic leased-lines on a monthly fixed-cost basis, based on the distance of the leased line, the capacity of the line measured in bits per second, the type of the line provided and whether the service site is local or long-distance. In addition, we charge customers a one-time installation fee per line, ranging from ￦56,000 to ￦40 million, depending on the capacity of the line.

Bundled Products

We utilize our extensive customer relationships and market knowledge to expand our revenue base by cross-selling our telecommunications products and services. In order to attract additional subscribers to our new services, we bundle our services, such as our broadband Internet access service with IPTV, Internet phone, fixed-line telephone service and mobile services, at a discount. In July 2016, we lowered our early termination fee for our broadband Internet access service, Internet phone or IPTV or such products bundled with our fixed-line telephone service.

The following table summarizes our various basic bundled packages that we currently offer. The packages require subscribers to agree to a subscription period of three years:

	Monthly Rates
	Flat Rate (2)		Mobile Monthly Fee
Internet / Internet Phone / Mobile	￦	21,000	Discounts are between ￦3,000 and ￦25,100 per account (excluding ￦5,000 for the Internet discount), depending on type of the Internet services and total amount of bundled mobile fee plans (up to 5 mobile numbers) (3)
Internet / Fixed-Line Phone / Mobile		24,000
Internet / IPTV / Mobile (1)		30,000
Internet / Fixed-Line Phone / IPTV / Mobile (1)		31,000

(1)	Assuming selection of olleh Internet and olleh TV Live 10 package.

(2)	Flat Rate excludes mobile monthly fee, explanation of which is set forth in the rightmost column.

(3)	Bundled rate plans are available for olleh 3G, LTE subscribers and some specific wearable device plan subscribers.

We believe that subscribers who sign up for bundled products are less likely to cancel our services than subscribers who subscribe to individual services. Subscription fees paid for our bundled products are allocated to each service in proportion to their fair value and the allocated amount is recognized as revenue according to the revenue recognition policy for each service.

Competition

Competition in the telecommunications sector in Korea is intense. Business combinations in the telecommunications industry have significantly changed the competitive landscape of the Korean telecommunications industry. In particular, SK Telecom acquired a controlling stake in Hanarotelecom Incorporated in 2008, which was renamed SK Broadband. The acquisition enabled SK Telecom to provide fixed-line telecommunications, broadband Internet access and IPTV services together with its mobile telecommunications services. In January 2010, LG Dacom and LG Powercom merged into LG Telecom Co., Ltd., which subsequently changed its name to LG U+. The merger enabled LG U+ to provide a similar range of services as SK Telecom and us. Furthermore, telecommunications providers including us are competing to be the first to introduce innovative services such as those based on 5G technologies.

Under the Framework Act on Telecommunications and the Telecommunications Business Act, telecommunications service providers in Korea are currently classified into network service providers, value-added service providers and specific service providers. See “—Regulation.”

Network Service Providers

All network service providers in Korea are permitted to set the rates for international or domestic long-distance services on their own without the MSIT’s approval. Many of our competitors have set their rates lower than ours. Currently, we can compete freely with other providers on the basis of rates in all services except for rates we charge for local calls, which require advance approval from the MSIT. In all service areas, we compete by endeavoring to provide superior customer service and superior technical quality, taking advantage of our broad customer base and our ability to provide various telecommunication services.

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

Mobile Service. Competition in the mobile telecommunications industry in Korea is intense among SK Telecom, LG U+ and us. Such competition has intensified in recent years due to the implementation of mobile number portability, which enabled mobile subscribers to switch their service provider while retaining the same mobile phone number, as well as payments of handset subsidies to purchasers of new handsets who agree to minimum subscription periods and the recent rollout of 4G mobile services based on LTE technology by SK Telecom, LG U+ and us. The price competition through handset subsidies became less prevalent since the enactment of the Handset Distribution Reform Act in October 2014, which limited the maximum amount of handset subsidies until September 2017. However, such maximum amount of handset subsidies phased out on October 1, 2017 and the price competition through handset subsidies may intensify.

The following table shows the market shares in the mobile telecommunications market (including market shares of miscellaneous telecommunications services) as of the dates indicated:

	Market Share (%)
	KT Corporation	SK Telecom	LG U+
December 31, 2015	30.6	49.1	20.3
December 31, 2016	30.8	48.8	20.4
December 31, 2017	31.4	47.9	20.7

Source:	The MSIT.

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

The following table shows the market shares in the local telephone service market as of the dates indicated:

	Market Share (%)
	KT Corporation	SK Broadband	LG U+
December 31, 2015	80.6	16.3	3.1
December 31, 2016	80.6	16.2	3.2
December 31, 2017	80.5	16.1	3.4

Source:	Korea Telecommunications Operators Association.

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

Domestic Long-distance Telephone Service. We compete with SK Broadband, LG U+, Sejong and SK Telink in the domestic long-distance market. LG U+ began offering domestic long-distance service in 1996, followed by Sejong in 1999 and SK Broadband and SK Telink in 2004. The following table shows the market shares in the domestic long-distance market as of the dates indicated:

	Market Share (%)
	KT Corporation	SK Broadband	LG U+	Sejong	SK Telink
December 31, 2015	78.9	15.0	2.7	0.9	2.6
December 31, 2016	78.9	15.0	2.7	0.8	2.6
December 31, 2017	79.8	14.5	2.6	0.8	2.4

Source:	Korea Telecommunications Operators Association.

Our competitors and we charge ￦39 per three minutes for domestic long-distance calls up to 30 kilometers. For domestic long-distance calls greater than 30 kilometers, our competitors typically charge between 3% to 5% less than us. The following table is a comparison of our standard long-distance usage charges per 10 seconds with the standard rates of our competitors as of December 31, 2017:

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

Our competitors generally charge less than us for international long-distance calls. The following table is a comparison of our standard long-distance usage charges per one minute with the standard rates of our competitors as of December 31, 2017:

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

The following table shows the market share in the broadband Internet access market as of the dates indicated:

	Market Share (%)
	KT Corporation	SK Broadband	LG U+	Others
December 31, 2015	41.6	25.1	17.4	15.9
December 31, 2016	41.4	25.3	17.6	15.7
December 31, 2017	41.3	25.7	18.0	15.0

Source:	The MSIT.

Our competitors generally charge less than us for broadband Internet access service. The following table is a comparison of fees for our olleh Internet Lite service with three year mandatory subscription period with fees of our competitors for comparable services as of December 31, 2017:

	KT Corporation		SK Broadband		LG U+		Cable Providers (1)
Monthly subscription fee	￦	22,000	￦	22,000	￦	22,000	￦	20,000
Monthly modem rental fee		None		None		None		1,000
Additional installation fee upon moving		27,500		11,000		22,000		20,000

Source:	KT Corporation.

(1)	These are typical fees charged by cable providers.

Data Communication Service.

In recent years, the data communications services market has become more competitive with limited growth during the past decade, and we primarily compete with SK Broadband and LG U+.

Value-Added Service Providers

Value-added service providers may commence operations following filing of a report to the MSIT. The scope of business of a value-added service provider includes specific value-added telecommunications activities (other than services reserved for network service providers), such as data communications utilizing telecommunications facilities leased from network service providers.

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

Internet-only Banking

In November 2015, the Government announced plans to introduce Internet-only banks and granted preliminary approval to two consortiums, K bank consortium and Kakao Bank consortium. The K bank consortium, over which we own a minority interest as one of 20 shareholding companies including Woori Bank, NH Investment & Securities, Co., Ltd., GS Retail Co., Ltd. and Hanwha Life Insurance Co., Ltd., received the final approval from the Government to operate the first Internet-only bank in Korea in December 2016 and began its operation in April 2017. The Kakao Bank consortium, K bank’s competitor, received the final approval from the Government in April 2017 and began its operation in July, 2017. As of December 31, 2017, K bank had deposits of ￦1,089 billion while Kakao Bank had deposits of ￦5,048 billion. As of December 31, 2017, K bank provided loans of ￦856 billion while Kakao Bank provided loans of ￦4,622 billion.

Regulation

With the establishment of the MSIP in March 2013, many of the regulatory responsibilities formerly handled by the KCC have been transferred to the MSIP. On July 26, 2017, the MSIP was renamed as the Ministry of Science and ICT. Under the Framework Act on Telecommunications and the Telecommunications Business Act, the MSIT continues to have comprehensive regulatory authority over the telecommunications industry and all network service providers.

Since the establishment of its predecessor, the MSIP, the MSIT has assumed primary policy and regulatory responsibility for matters such as: (i) licensing of network service providers (the MSIT authorizes the licensing of IPTV service providers and, with the consent of the KCC, authorizes the licensing of satellite broadcasting companies); (ii) regulation of mergers and acquisitions, as well as license suspension and termination of network service providers; (iii) providing oversight on foreign ownership ratios in network service providers; and (iv) reviewing telecommunication matters as they relate to the public interest and approving ancillary telecommunication business activities. Additionally, the MSIT is responsible for a broad range of other policy and regulatory matters, including the administration and supervision of regulatory reporting by telecommunications companies, examination and analysis of accounting and business management practices in the industry, establishment and administration of policies governing telecommunications service fees, value-added service providers and specific service providers, as well as supervision of reporting requirements of standard telecommunications service/user contracts.

Under the supervisory framework, a network service provider must be licensed by the MSIT. Our license as a network service provider permits us to engage in a wide range of telecommunications services.

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

The MSIT also has the authority to regulate the IP media market, including IPTV services. We began offering IPTV services with real-time high definition broadcasting in November 2008. Under the Internet Multimedia Broadcasting Services Act, anyone intending to engage in the IP media broadcasting business must obtain a license from the MSIT. The ownership of the shares of an IP media broadcasting company by a newspaper, a news agency or a foreigner is limited. In March 2015, amendments to the Internet Multimedia Broadcasting Services Act were promulgated. Under such amendments, a single broadcasting operator together with their affiliates may not have more than one-third of the market share of all paid broadcasting subscribers in Korea. The restriction on market share will be in effect until June 27, 2018. The proposed amendment to the Internet Multimedia Broadcasting Services Act that aims to preserve the restriction on market share is currently pending at the National Assembly.

Rates

Under current regulations implementing the Telecommunications Business Act, a network service provider may set its rates at its discretion, although it must report to the MSIT the rates and the general terms and conditions for each type of network service provided by it. There is, however, one exception to this general rule: if a network service provider has the largest market share for a specified type of service and its revenue from that service for the previous year exceeds a specific revenue amount set by the MSIT, it must obtain prior approval from the MSIT for the rates and the general terms for that service. Each year the MSIT designates the service providers and the types of services for which the rates and the general terms must be approved by the MSIT. In 1997, the MSIP designated us for local telephone service and SK Telecom for mobile service, which currently remains in effect. The MSIT, in consultation with the Ministry of Strategy and Finance, is required to approve the rates proposed by a network service provider if (1) the proposed rates are appropriate, fair and reasonable and (2) the calculation method for the rates are appropriate and transparent. The form of our standard agreement for providing local network service and each agreement for interconnection with other service providers must also be reported to the MSIT.

On October 1, 2014, the Handset Distribution Reform Act, which seeks to lower the cost of communication for the general public and reduce handset factory prices by establishing fair and transparent order in the distribution of mobile telecommunication devices, went into effect. The Handset Distribution Reform Act regulates, among other matters, the sale and subsidies of mobile devices such as smartphones, with one of its purposes being to induce telecommunication operators to compete in lowering the costs of communications and encourage the manufacturers to reduce handset factory prices, while improving service quality. Under the Handset Distribution Reform Act, consumers may not be discriminated in terms of subsidies based on their age, place of residence or monthly subscription plan when using their existing mobile phones, buying a new phone or switching their mobile carriers. Furthermore, everyone, regardless of their status, is entitled to receive either a handset subsidy for the purchase of mobile phone models that were launched within the last 15 months, or a tariff discount (with the current discount rate set at 25%, effective since September 15, 2017). Prior to October 1, 2017, the maximum amount of handset subsidy that telecommunications operators and handset manufacturers may offer was determined by Korean telecommunication regulators (such limit to be determined between ￦250,000 and ￦350,000, and may be adjusted every six months, with the limit set at ￦330,000, effective since April 8, 2015 until September 14, 2017). The maximum amount of the handset subsidy was phased out on October 1, 2017 as initially scheduled under the Handset Distribution Reform Act. On September 15, 2017, in compliance with the policy initiatives announced by the MSIT, we, SK Telecom, and LG U+ increased the maximum tariff discount to 25% from the prior 20% (which was in effective since April 24, 2015). According to the Government, excessive handset subsidies may cause mobile subscribers to subscribe to more expensive monthly plans in return for greater handset subsidies or may cause handset vendors to provide discriminatory subsidies based on consumers’ age, residence and subscription plan, among others. It was reported that the Government plans to introduce measures to curb excessive competition for handset subsidies such as guidelines on subsidies for online handset sales and requirement for public disclosure of the portion or amount of handset subsidies provided by each party involved in handset sales. Telecommunications operators are also required to publicly announce the amount of handset subsidy that they offer, which may not be readjusted within one week after such announcement. In addition, telecommunications operators are prohibited from using misleading or exaggerated advertisements, such as advertisements that mobile phones are free without adequately explaining that it is preconditioned on signing up for high-priced monthly subscription plans.

On May 10, 2017, Mr. Jae-in Moon was inaugurated as the 19th President of Korea. In connection with the campaign promises of President Moon to reduce the mobile service fees paid by individuals, in September 2017, the MSIT confirmed its policy directives to provide additional tariff reductions of ￦11,000 per month to certain low-income mobile subscribers on Government welfare. On December 22, 2017, the network service providers including us started to provide additional tariff reductions of ￦11,000 per month to individuals on Government welfare. As of December 31, 2017, we provided such additional tariff reductions to approximately 0.8 million subscribers of our services.

Furthermore, on July 21, 2017, the MSIT announced its plan to adopt “universal” mobile subscription fees sometime in 2018 in connection with the Government’s efforts to reduce mobile service fees and rates. According to the current draft of the proposed revision to the Telecommunications Business Act, subject to approval by the National Assembly, the dominant network service provider (which is SK Telecom) shall be required to provide a mobile subscription plan priced at ￦20,000 per month (at a significant discount to the rates for currently available mobile subscription plans) which allows data use of between 1 and 1.4 GB and 200 call minutes. On November 10, 2017, the MSIT formed a policy discussion group, the Committee on the Household Telecommunications Expenditure (the “Telecom Policy Committee”), with approximately 20 committee members, including industry experts from us, SK Telecom, LG U+, customer representatives, researchers and government officials. The Telecom Policy Committee held discussion sessions twice per month until February 2018 to review and discuss the Government’s plan to adopt “universal” mobile subscription fees and other policy ideas of the Government to reduce mobile service fees paid by individuals (such as providing additional tariff discount to the elderly, lowering the entry barriers to new telecommunications service providers and introduction of the “Terminal Self-Sufficiency System” under which mobile subscribers can purchase unlocked smartphones that are not tied to mobile service providers from manufacturers or vendors). In March 2018, the Telecom Policy Committee submitted the summary of its discussions to the MSIT and the National Assembly.

On April 12, 2018, in a lawsuit brought by a social interest group in efforts to lower consumers’ telecommunication bills, the Supreme Court of Korea affirmed a lower court decision which requires the MSIT to make public disclosure of previously non-public information submitted by network service providers, including us, to the MSIT, detailing cost of sales for 2G and 3G mobile services. As a result, it is expected that, in May 2018, the MSIT will make public disclosure of regulatory financial reports and other supporting and evaluation materials for determining tariffs for various 2G and 3G mobile subscription plans for a six-year period ending in May 2011.

Other Activities

A network service provider, such as us, must obtain the permission of the MSIT in order to:

•	manage certain businesses specified under the Telecommunications Business Act, such as the manufacturing of communications equipment and design and maintenance services for information and communication construction business;

•	modify its licenses;

•	discontinue, suspend or spin off all or a part of the business for which it is licensed;

•	transfer or acquire all or a part of the business of another network service provider; or

•	enter into a merger with another network service provider.

By submitting a report to the MSIT, a network service provider may enter into arrangements for services to be furnished to its customers by a different telecommunications service provider and, in connection therewith, may provide its telecommunications services to, or authorize the use of all or a portion of its telecommunications facilities by, such other telecommunications service provider. The MSIT can revoke our licenses or order the suspension of any of our businesses if we do not comply with the regulations of the MSIT under the Telecommunications Business Act.

The responsibilities of the MSIT include:

•	drafting and implementing plans for developing telecommunications technology;

•	fostering and providing guidance to institutions and entities that conduct research relating to telecommunications; and

•	recommending to network service providers that they invest in research and development or that they contribute to telecommunications research institutes in Korea.

In addition, all network service providers (other than regional paging service providers) are obligated to contribute toward the supply of “universal” telecommunications services in Korea. Telecommunications service providers designated as “universal service providers” by the MSIT are required to provide universal telecommunications services such as local services, local public telephone services, discount services for persons with disabilities and for certain low-income persons, telecommunications services for remote islands and wireless communication services for ships. We have been designated as a universal service provider. The costs and losses recognized by universal service providers in connection with providing these universal telecommunications services, except for discount services for persons with disabilities and for certain low-income persons, will be shared on an annual basis by all network service providers (other than regional paging service providers), including us, on a pro rata basis based on their respective net annual revenue calculated pursuant to a formula set by the MSIT. As for the costs and losses recognized by a universal service provider in connection with providing discount services for persons with disabilities and for certain low-income persons, such costs and losses will be borne by such universal service provider.

Prior to April 2018, in accordance with the MSIT’s determination that we possessed essential infrastructure, we were required us to permit other fixed-line communications service providers to co-use our fixed-line telecommunication infrastructure, upon the request of such other fixed-line telecommunications service providers. On April 10, 2018, to facilitate expedient establishment of 5G services infrastructure, the Government announced its initiatives to amend the co-use system, as follows: (i) we should permit not only fixed-line telecommunication service providers, but also mobile service providers such as SK Telecom and LG U+ to co-use our telecommunications infrastructure necessary for provision of 5G services, (ii) the Government determined that we, SK Telecom and LG U+ possessed essential infrastructure with respect to the interval between the cable entry at a building and the initial occurrence of connection within the building and required that the three companies share such infrastructure throughout buildings in Korea with each other, and (iii) fixed-line telecommunications service providers and mobile service providers are required to participate in joint efforts to construct additional fixed-line and mobile network architecture. For more information on our mobile network architecture, see “Item 4.D. Property, Plants and Equipment—Mobile Networks.”

In addition, we are required to lease to other companies our fixed-lines that connect subscribers to our network. This system, which is called local loop unbundling, is intended to prevent excessive investment in local loops. This system requires us to lease the portion of our copper lines that represent our excess capacity to other companies upon their request at rates that are determined by the MSIT based on our cost, and taking into consideration an appropriate rate of return, to enable them to provide voice and broadband services. Revenues from local loop unbundling, if any, are recognized as revenues from other businesses.

Foreign Investment

The Telecommunications Business Act restricts the ownership and control of network service providers by foreign shareholders. Foreigners, foreign governments and “foreign invested companies” may not own more than 49.0% of the issued shares with voting rights of a network service provider, including us, and a foreign shareholder may not become our largest shareholder if such shareholder holds 15.0% or more of our shares. For purposes of the Telecommunications Business Act, the term “foreign invested company” means a company in which foreigners and foreign governments hold 15.0% or more shares with voting rights in the aggregate and a foreigner or a foreign government is the largest shareholder, provided, however, that such company will not be counted as a foreign shareholder for the purposes of the above-referenced 49.0% limit if (1) it holds less than 1.0% of our total issued and outstanding shares with voting rights or (2) if the largest shareholder of such company is a government or foreign entity of a country that is a counterparty to a free trade agreement with Korea, as publicly announced by the MSIT, and the MSIT determines that the fact that such foreign government or entity holds a 15.0% or greater shareholding in such company does not present a risk of harm to the public interest. (However, the calculation of the above-referenced 49% ceiling will apply to: (x) any foreign entities that have entered into any major management-related agreement with a network service provider or the shareholder(s) thereof; and (y) foreign entities that have entered into any agreement pertaining to the settlement of fees relating to the handling of international electronic telecommunications services). As of December 31, 2017, 48.5% of our common shares were owned by foreign investors. In the event that a network service provider violates the shareholding restrictions, its foreign shareholders cannot exercise voting rights for their shares in excess of such limitation, and the MSIT may require corrective measures be taken to comply with the ownership restrictions. There is no restriction on foreign ownership for specific service providers and value-added service providers.

Individual Shareholding Limit

Under the Telecommunications Business Act, a foreign shareholder who holds 15.0% or more of our total shares is prohibited from becoming our largest shareholder. However, any foreign shareholder who held 15.0% or more of our total shares and was our largest shareholder on or prior to May 9, 2004 is exempt from the regulations, provided that such foreign shareholder may not acquire any more of our shares. In addition, under the Telecommunications Business Act, the MSIT may, if it deems it necessary to preserve substantial public interests, prohibit a foreign shareholder from being our largest shareholder. In the event that any foreigner or foreign government acquires our shares in violation of the above provisions, the Telecommunications Business Act restricts such foreign shareholder from exercising his or her voting rights with respect to common shares exceeding such threshold. The MSIT may also order us or the foreign shareholder to take corrective measures in respect of the excess shares within a period of up to six months.

Customers and Customer Billing

We typically charge residential subscribers and business subscribers similar rates for services provided. On a case-by-case basis, we also provide discount rates for some of our high-volume business subscribers. We bill all of our customers on a monthly basis. Our customers may make payment at either payment points such as local post offices, banks or our service offices, through a direct-debit service that automatically deducts the monthly payment from a subscriber’s designated bank account, or through a direct-charge service that automatically charges the monthly payment to a subscriber’s designated credit card account. Approximately 84.6% of our subscribers as of December 31, 2017 pay through the direct-debit service. Accounts of subscribers who fail to pay our invoice are transferred to a collection agency, which sends out a notice of payment. If such charges are not paid after notice, we cease to provide outgoing service to such subscribers after a period of time determined by the type of subscribed service. If charges are still not paid two to three months after outgoing service is cut off, we cease all services to such subscribers. After service is ceased, the overdue charges that are not collected by the collection agency are written off.

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

Information Technology and Operational Systems

Enhancement of our information technology and operational systems and efficient utilization of such systems are important in effectively promoting our core strategies. We are committed to continually investing in and enhancing our information technology systems, which provide support to many aspects of our businesses. In order to respond more effectively to a changing business environment, an enterprise resource planning system (the “ERP System”) was implemented in July 2012. We are committed to continually investing in and enhancing our information technology systems, which provide support to many aspects of our businesses. In June 2017, a new business support system, called KT One System (“KOS”), was completed and implemented. KOS is our wired/wireless system integration program that unified wired/wireless workflows, structures and systems that had been separated previously.

KOS has contributed to enhancing various aspects of our business processes and control systems, and we are establishing various plans to effectively utilize the KOS and to stabilize our business control processes in connection with the KOS.

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

Item 4.D.  Property, Plants and Equipment

Our principal fixed asset is our integrated telecommunications networks. In addition, we own buildings and real estate throughout Korea. As of December 31, 2017, the net book value of our property and equipment was ￦13,562 billion, of which ￦3,281 billion is accounted for the net book value of our land, buildings and structures. As of December 31, 2017, the net book value of investment property, which is accounted for separately from our property and equipment was ￦1,190 billion. Other than described in this annual report, no significant amount of our properties is leased. There are no material encumbrances on our properties including the fixed assets below.

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

In August 2011, the KCC auctioned the right to use the remaining 20 MHz of bandwidth in the 1.8 GHz spectrum that we relinquished, 10 MHz of additional bandwidth in the 800 MHz spectrum and 20 MHz of additional bandwidth in the 2.1 GHz spectrum. We acquired the right to use the 10 MHz of bandwidth in the 800 MHz spectrum, for a total usage fee of ￦261 billion to be paid during the license period of 10 years, SK Telecom acquired the right to use the 20 MHz of bandwidth in the 1.8 GHz spectrum and LG U+ acquired the right to use the 20 MHz of bandwidth in the 2.1 GHz spectrum. We have not utilized 10 MHz of bandwidth in the 800 MHz spectrum due to the unavailability of requisite technologies and have recorded impairment loss of ￦185 billion for the non-usage in 2015. Due to such non-usage, in January 2018, the MSIT decided to shorten the licensing period from 10 years to 8 years. In March 2012, our right to use 30 MHz of bandwidth in the 2.3 GHz spectrum that we had been using to provide WiBro services was renewed with the licensing period of 7 years for the license to expire in March 2019.

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

In December 2017, the MSIT made an announcement that it plans to auction additional bandwidth in 2018 to enable provision of 5G services by telecommunications companies.

Exchanges

Exchanges include local exchanges and “toll” exchanges that connect local exchanges to long-distance transmission facilities. We had 25 million lines connected to local exchanges and 2.1 million lines connected to toll exchanges as of December 31, 2017.

All of our exchanges are fully automatic. We completed replacement of all electromechanical analog exchanges with digital exchanges in June 2003 in order to provide higher speed and larger volume services. Starting in 2006, we also began conversion of our exchanges to be compatible to IP platform in preparation for building our next generation broadband convergence network by 2021. As of December 31, 2017, 100% of our lines connected to toll exchanges are compatible to IP platform.

Internet Backbone

Our Internet backbone network, called KORNET, has the capacity to handle aggregate traffic of our broadband Internet access subscribers, data centers and Internet exchange system at any given moment of up to 10.6 Tbps as of December 31, 2017. We have set up contingent plans to prepare against various incidents that could affect reliable Internet access service. Starting in 2005, we have also begun deploying our IP premium network that enables us to more reliably support olleh TV, WiBro, Internet Phone, upgraded VoIP services and other IP services. As of December 31, 2017, our IP premium network had 2,808 lines installed to provide 3G and LTE mobile data services, 1,258 lines installed to provide IPTV services and a total capacity to handle up to 3.1 Tbps of IPTV, voice, mobile data, virtual private network (VPN) and WiBro service traffic.

Access Lines

As of December 31, 2017, we had 21.4 million access lines installed, which allow us to reach virtually all homes and businesses in Korea. As part of our broadband deployment strategy, we have upgraded many of our access lines by equipping them with broadband capability using xDSL and FTTH technology. As of December 31, 2017, we had approximately 21 million broadband lines with speed of at least 50 Mbps that enable us to deliver broadband Internet access and multimedia content to our customers.

Transmission Network

Our domestic fiber optic cable network consisted of approximately 764,800 kilometers of fiber optic cables as of December 31, 2017 of which approximately 118,800 kilometers of fiber optic cables are used to connect our backbone network and approximately 645,970 kilometers are used to connect the backbone network to our subscribers. Our backbone network utilizes 64 Tbp Long-haul Reconfigurable Optical Add Drop Multiplexer (“ROADM”) technology for connecting cities. ROADM technology improves bandwidth efficiency by enabling data to be transmitted from multiple signals across one fiber strand in a cable and carrying each signal on a separate wavelength. We enhanced our backbone network connecting six major cities in Korea by implementing an optical cross-connector (OXC) and access network by implementing multi-service provisioning platform (MSPP) architecture in 2008. During 2013, we completed the construction of our next generation broadband convergence network by installing carrier ethernet architecture.

Our extensive domestic long-distance network is supplemented by our fully digital domestic microwave network, which consisted of 55 relay sites as of December 31, 2017.

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

Our international Internet backbone with capacity of 1,088 Gbps is connected to approximately 200 Internet service providers through our two Internet gateways in Hyehwa and Guro. In addition, we operate a video backbone with capacity of 1.5 Gbps to transmit video signals from Korea to the rest of the world.

Satellites

Koreasat 6 (launched in 2010), Koreasat 8 (launched in 2014 and of which we own 12 transponders), Koreasat 7 (launched in May 2017) and Koreasat 5A (launched in October 2017) are all in operation, providing broadcasting, video distribution and broadband data services in selected areas. The rights and interests regarding Koreasat 3 are currently subject to an International Chamber of Commerce arbitration and a proceeding in the U.S. district court in New York. See “—Item 4.B. Business Overview—Our Services—Other Businesses” and “Item 8. Financial Information—Item 8.A. Consolidated Financial Statements and Other Financial Information—Legal Proceedings.”

International Submarine Cable Networks

International traffic is handled by telecommunications satellites and submarine cables. Because of the high cost of laying a submarine cable, the usual practice is for multiple carriers to jointly commission a new cable and share the costs and the capacity. We own interests in several international fiber optic submarine cable networks, including:

•	a 1.4% interest in the 29,000-kilometer FLAG Europe-Asia network connecting Korea, Southeast Asia, the Middle East and Europe, activated since April 1997;

•	a 1.7% interest in the 39,000-kilometer Southeast Asia-Middle East-Western Europe 3 Cable Network linking 34 countries, activated since December 1999;

•	a 4.0% interest in the 19,000-kilometer Asia Pacific Cable Network 2 connecting Korea, China, Japan, Taiwan, Hong Kong, Philippines, Singapore and Malaysia, activated since December 2001;

•	a 20.0% interest in the 500-kilometer Korea-Japan Cable Network linking Korea and Japan, activated since March 2002;

•	a 13.1% interest in the 16,500-kilometer Trans Pacific Express Cable Network linking Korea, China, Taiwan and the United States, activated since September 2008;

•	a 8.5% interest in the 11,000-kilometer Asia Pacific Gateway linking Korea, China, Japan, Thailand, Taiwan, Hong Kong, Vietnam, Singapore and Malaysia, activated since October 2016; and

•	a 16.7% interest in the 14,000-kilometer New Cross Pacific linking Korea, China, Japan, Taiwan and the United States, which is expected to be activated in the first quarter of 2018.

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

Since 2016, our operating segments for financial reporting purposes have been organized as the following:

•	the Customer/Marketing Group, which engages in providing various telecommunication services to individual/home/corporate customers and the convergence business,

•	the Finance Group, which engages in providing various financial services such as credit card services,

•	the Satellite TV Group, which engages in satellite TV services, and

•	the Others Group, which includes (i) security services, (ii) satellite service, (iii) information technology and network services, (iv) global business services that provides global network services to multinational or domestic corporate customers and telecommunications companies, (v) sale of handsets and (vi) real property development and leasing services and other services provided by our subsidiaries.

Prior to 2016, we had three operating segments: (i) Customer/Marketing Group, (ii) Finance Group and (iii) Others Group. In 2016, our satellite TV services was classified as a new segment, the Satellite TV Group, in accordance with the requirements of IFRS 8 (Operating Segments). The segment results for 2015, 2016 and 2017 are reported in accordance with the current segment classification of four operating segments. See Note 33 to the Consolidated Financial Statements.

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

One of the major factors contributing to our historical performance was the growth of the Korean economy, and our future performance will depend at least in part on Korea’s general economic growth and prospects. For a description of recent developments that have had and may continue to have an adverse effect on our results of operations and financial condition, see “Item 3. Key Information—Item 3.D. Risk Factors—Korea is our most important market, and our current business and future growth could be materially and adversely affected if economic or political conditions in Korea deteriorate.” A number of other developments have had or are expected to have a material impact on our results of operations, financial condition and capital expenditures. These developments include:

•	acquisition of new bandwidths and usage fees for such bandwidths;

•	researching and implementing technology upgrades and additional telecommunication services such as 5G technologies;

•	changes in the rate structure for our services;

•	acquisitions and disposals of interests in subsidiaries and joint ventures; and

•	handset subsidies.

As a result of these factors, our financial results in the past may not be indicative of future results or trends in those results.

Acquisition of New Bandwidth and Usage Fees for Such Bandwidths

One of the principal limitations on a wireless network’s subscriber capacity is the amount of bandwidth spectrum allocated to a service provider. The growth of our mobile telecommunications business and the increase in usage of wireless data transmission services have been significant factors in the increased utilization of our bandwidth, since wireless data applications are generally more bandwidth-intensive than voice services. The current trend of increasing data transmission use and the increasing sophistication of multimedia content is likely to put additional strain on the bandwidth capacity of mobile service providers. We have acquired various licenses in recent years to secure additional bandwidth capacity to provide our broad range of services, for which we typically pay a portion of the actual sales generated from using the bandwidth during the license period as a usage fee, as well as a portion of expected sales as determined by the MSIT at the time of allocation.

In August 2011, the KCC auctioned the rights to use the 20 MHz of bandwidth in the 1.8 GHz spectrum that we relinquished in June 2011, 10 MHz of additional bandwidth in the 800 MHz spectrum and 20 MHz of additional bandwidth in the 2.1 GHz spectrum. We acquired the right to use the 10 MHz of bandwidth in the 800 MHz spectrum, for a total usage fee of ￦261 billion to be paid during the license period of 10 years. We have not utilized 10 MHz of bandwidth in the 800 MHz spectrum due to the unavailability of requisite technologies and have recorded impairment loss of ￦185 billion for the non-usage in 2015. Due to such non-usage, in January 2018, the MSIT decided to shorten the license period from 10 years to 8 years. In March 2012, our right to use 30 MHz of bandwidth in the 2.3 GHz spectrum that we had been using to provide WiBro services was renewed with the licensing period of 7 years for the license to expire in March 2019.

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

In December 2017, the MSIT made an announcement that it plans to auction additional bandwidth in June 2018 to enable provision of 5G services by telecommunications companies.

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

In addition, we have been building more advanced mobile telecommunications networks based on LTE technology, generally referred to as “4G” technology, and commenced providing commercial 4G LTE services in the Seoul metropolitan area in January 2012. We completed the expansion of our 4G LTE service coverage nationwide in October 2012. We commenced providing wideband LTE services in September 2013, which we expanded nationwide in July 2014, and commercialized Wideband LTE-A services in March 2014, and began additionally interconnecting 10 MHz of bandwidth in the 2.1 GHz spectrum in January 2015 to support transmission speed of up to 300 Mbps under the “Wideband LTE-A X4” service, as discussed above. Furthermore, we are continuing our efforts to develop the fifth generation, “5G” technology, to carry out our plan to commercialize the 5G services by the end of 2019, one year ahead of our initial plan. In this effort, we unveiled the world’s first 5G trial services at the PyeongChang 2018 Winter Olympics. In October 2017, “5G Network Slice Orchestration” technology, independently developed by us, was approved by the International Telecommunication Union, a specialized Information & Communication Technology agency of the United Nations, as part of the 5G standard technology.

Changes in the Rate Structure and Fee Discounts for Our Services

Periodically, we adjust our rate structure for our services. For example, we completely abolished our mobile activation fee in March 2015 in line with government policy objectives. In order to mitigate the impact from lower usage charges of local and domestic long-distance calls, we have increased our basic monthly charges and offer various optional flat rate plans for our fixed-line subscribers. Such adjustments in the rate structure have increased the portion of fixed income and stabilized our cash flow. In addition, because the growing use of mobile telecommunications services has decreased the usage of our fixed-line telephone services, we believe we are able to maximize our revenues from fixed-line telephone services by adjusting the rate structure so as to increase our basic monthly charges. We also provide bundled packages of our various services at a discount in order to attract additional subscribers to our new services. We currently bundle our broadband Internet access service with IPTV, Internet phone, fixed-line telephone service, and mobile services, at a discount. In July 2016, we lowered our early termination fee for our broadband Internet access service, Internet phone or IPTV or such products bundled with our fixed-line telephone service.

The MSIT, in consultation with the Ministry of Strategy and Finance, currently approves rates charged by us for local telephone service. The form of our standard agreement for providing local network service and each agreement for interconnection with other service providers must also be reported to the MSIT. In addition, the MSIT currently does not regulate our domestic long-distance, international long-distance, broadband Internet access and mobile service rates, but it periodically announces public policy guidelines or suggestions on tariffs for non-regulated services, which we have followed in the past. For a discussion of adjustments in our rate structure, see “Item 4. Information on the Company—Item 4.B. Business Overview—Revenues and Rates.”

After the inauguration of the new President of Korea, Mr. Jae-in Moon, the Government announced plans to reduce telecommunication service fees and rates. On July 21, 2017, the MSIT announced its plan to require provision of “universal” mobile subscription plans sometime in 2018. According to the current draft of the proposed revision to the Telecommunications Business Act, subject to approval by the National Assembly, the dominant network service provider (which is SK Telecom) shall be required to provide a mobile subscription plan priced at ￦20,000 per month (at a significant discount to the rates for currently available mobile subscription plans) which allows data use of between 1 and 1.4 GB and 200 call minutes. On November 10, 2017, the MSIT formed a policy discussion group, the Telecom Policy Committee, with approximately 20 committee members, including industry experts from us, SK Telecom, LG U+, customer representatives, researchers and government officials. The Telecom Policy Committee held discussion sessions twice per month until February 2018 to review and discuss the Government’s plan to adopt “universal” mobile subscription fees and other policy ideas of the Government to reduce mobile service fees paid by individuals (such as providing additional tariff discount to the elderly, lowering the entry barriers to new telecommunications service providers and introduction of the “Terminal Self-Sufficiency System” under which mobile subscribers can purchase unlocked smartphones that are not tied to mobile service providers from manufacturers or vendors). In March 2018, the Telecom Policy Committee submitted the summary of its discussions to the MSIT and the National Assembly. In addition, in September 2017, the MSIT confirmed its policy directives to increase the maximum tariff discount to 25% from the prior 20% (see “—Handset Subsidies”) and to provide additional tariff reductions of ￦11,000 per month to certain low-income subscribers on Government welfare. In response to the policy directives, we increased the maximum tariff discount to 25% on September 15, 2017 and started to provide additional tariff reductions of ￦11,000 per month to the subscribers on Government welfare on December 22, 2017. As of December 31, 2017, we provided the additional tariff reductions to approximately 0.8 million subscribers on Government welfare.

Acquisitions and Disposals of Interests in Subsidiaries and Joint Ventures

One key aspect of our overall business strategy calls for acquisitions of businesses and entering into joint ventures that complement or diversify our current business, as well as disposal or termination of such businesses from time to time. The following summarizes our recent acquisitions and disposals:

•	in October 2011, we, through our former subsidiary KT Capital Co., Ltd., acquired an additional 1,622,520 common shares of BC Card Co., Ltd. from Woori Bank, Busan Bank and Shinhan Card for approximately ￦252 billion, to further diversify our business and to create synergies through utilization of our mobile telecommunications network in financial services, thereby increasing our ownership interest in BC Card Co., Ltd. to 38.9%, making it our consolidated subsidiary as a result of deemed control starting in October 2011. We acquired an additional 1,349,920 common shares of BC Card Co., Ltd. in January 2012 for approximately ￦287 billion, and owned a 69.5% interest in BC Card Co., Ltd. as of December 31, 2017. The profit and loss on the related operations of KT Capital Co. Ltd. are presented as discontinued operations.

•	in October 2014, we acquired 4,000,000 treasury shares of ktis Corporation, an equity-method investee which provides telephone number directory services, for approximately ￦14 billion (and the book value of the company being ￦36 billion at the time of the consolidation), thereby increasing our ownership percentage to 29.3% of all issued and outstanding capital as of December 31, 2015 and making it our consolidated subsidiary as a result of deemed control starting from October 2014. See Note 1 to the Consolidated Financial Statements.

•	in October 2014, we, through our subsidiary KT Hitel Co., Ltd., acquired 4,800,000 treasury shares of ktcs Corporation, an equity-method investee which provides telephone number directory services, for approximately ￦14 billion (and the book value of the company being ￦37 billion at the time of consolidation), thereby increasing our ownership percentage to 30.9% of all issued and outstanding capital as of December 31, 2015 and making it our consolidated subsidiary as a result of deemed control starting from October 2014. See Note 1 to the Consolidated Financial Statements.

•	starting in July 2012, KT Rental Co., Ltd., our then-58.0% owned subsidiary, became our consolidated subsidiary as a result of the acquisition of KT Rental Co., Ltd.’s common stock by Hana Daetoo Securities Co., Ltd. and other investors from the then-second largest shareholder in July 2012, and the restriction on our control over KT Rental Co., Ltd. pursuant to a shareholders’ agreement being resolved as a result. The sale of KT Rental Co., Ltd. to the Lotte Group for ￦1.01 trillion (with proceeds to KT Corporation being ￦763 billion) was completed in June 2015. The profit and loss on the related operations of KT Rental Co. Ltd. are presented as discontinued operations. See Note 39 to the Consolidated Financial Statements.

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

Furthermore, on October 1, 2014, the Handset Distribution Reform Act, which seeks to lower the cost of communication for the general public and reduce handset factory prices by establishing fair and transparent order in the distribution of mobile telecommunication devices, went into effect. The Handset Distribution Reform Act regulates, among other matters, the sale and subsidies of mobile devices such as smartphones, with one of its purposes being to induce telecommunication operators to compete in lowering the costs of communications and encourage the manufacturers to reduce handset factory prices, while improving service quality. Under the Handset Distribution Reform Act, consumers may not be discriminated in terms of subsidies based on their age, place of residence or monthly subscription plan when using their existing mobile phones, buying a new phone or switching their mobile carriers. Furthermore, everyone, regardless of their status, is entitled to receive either a handset subsidy for the purchase of mobile phone models that were launched within the last 15 months, or a tariff discount (with the current discount rate set at 25%, effective since September 15, 2017). Prior to October 1, 2017, the maximum amount of handset subsidy that telecommunications operators and handset manufacturers may offer was determined by Korean telecommunication regulators (such limit to be determined between ￦250,000 and ￦350,000, and may be adjusted every six months, with the limit set at ￦330,000, effective since April 8, 2015). The maximum amount of the handset subsidy was phased out as of October 1, 2017 as initially scheduled under the Handset Distribution Reform Act. On September 15, 2017, in compliance with the policy initiatives announced by the MSIT, we increased the maximum tariff discount to 25% from the prior 20% (which was in effective since April 24, 2015). According to the Government, excessive handset subsidies may cause mobile subscribers to subscribe to more expensive monthly plans in return for greater handset subsidies or may cause handset vendors to provide discriminatory subsidies based on consumers’ age, residence and subscription plan, among others. It was reported that the Government plans to introduce measures to curb excessive competition for handset subsidies such as guidelines on subsidies for online handset sales and requirement for public disclosure of the portion or amount of handset subsidies provided by each party involved in handset sales. Telecommunications operators are also required to publicly announce the amount of handset subsidy that they offer, which may not be readjusted within one week after such announcement. In addition, telecommunications operators are prohibited from using misleading or exaggerated advertisements, such as advertisements that mobile phones are free without adequately explaining that it is preconditioned on signing up for high-priced monthly subscription plans.

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

Changes in the allowances for doubtful accounts for our trade and other receivables in the three-year period ended December 31, 2017 are summarized as follows:

	Year Ended December 31,
	2015		2016		2017
	(In millions of Won)
Balance at beginning of year	￦	838,699	￦	719,583	￦	612,487
Provision		141,555		92,711		44,697
Reversal or written-off		(168,663)		(189,156)		(131,341)
Changes in the scope of consolidation		(86,484)		271		(142)
Others		(5,524)		(10,922)		(1,902)

Balance at end of year	￦	719,583	￦	612,487	￦	523,799

If economic or specific industry trends change, we would adjust our allowances for doubtful accounts by recording additional expense or benefit.

Useful Lives of Property, Equipment, Intangible Assets and Investment Property

Property and equipment, intangible assets and investment properties (excluding land, condominium memberships, golf club memberships and broadcasting concession) are depreciated using the straight-line method over their useful lives as disclosed in Note 3.8 to the Consolidated Financial Statements. An asset’s residual value and useful lives are reviewed and adjusted at the end of each financial reporting period, and are based on historical experience with similar assets as well as taking into account anticipated technological or other changes. If technological changes were to occur more rapidly than anticipated or in a different form than anticipated, the useful lives assigned to these assets may need to be shortened, resulting in the recognition of increased depreciation expense in future periods. A decrease of remaining estimated useful life by one year of our property and equipment would result in an increase of depreciation expense of approximately ￦200 billion in 2017.

Impairment of Long-Lived Assets, including Goodwill

Long-lived assets generally consist of property and equipment and intangible assets, including goodwill. We review long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. In addition, we evaluate our long-lived assets for impairment each year as part of our annual forecasting process. An impairment loss would be recognized when the asset’s recoverable amount is less than its carrying amount. The recoverable amount of a long-lived asset is the greater of an asset’s fair value less costs to sell and its value in use. For the purpose of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash flows (cash-generating units). The recoverable amounts of cash-generating units are based on their value in use calculated by applying the annual discount rate ranging from 8.95% to 14.62% (depending on the segment) to the estimated future cash flows based on financial budgets for the next five years. An annual growth rate of 0.0% to 1.0% was applied for the cash flows expected to be incurred after five years. If such assets are considered to be impaired, the impairment to be recognized is measured as the amount by which the carrying amount of the assets exceeds the estimated recovery value. For example, in 2015, we recognized ￦185 billion of impairment loss in connection with the non-usage of 10 MHz of bandwidth in the 800 MHz spectrum. We also recognized ￦78 billion of impairment loss on goodwill allocated to our Satellite TV segment and ￦29 billion on indefinite-lived intangible assets which resulted from increasing competition among providers of Internet, IPTV, cable TV services.

Goodwill represents the excess of purchase price paid over the fair value assigned to the identifiable net assets of acquired businesses. The determination of the fair values of goodwill is based on management’s judgment on the expected cash flows of the cash-generating units to which the goodwill is allocated, taking market demand, competition and other economic factors into consideration. The determination of impairments of goodwill involves the use of estimates that include, but are not limited to, the cause, timing and amount of the impairment. Impairment is based on a large number of factors, such as changes in current competitive conditions, expectations of growth in the telecommunications industry, a decline in our expected future cash flows, changes in the future availability of financing, technological obsolescence, discontinuance of services, current replacement costs and prices paid in comparable transactions. For example, in 2017, we recognized impairment losses of ￦78 billion on goodwill allocated to KT Skylife primarily due to a decrease in the expected recoverable amount resulting from a decrease in KT Skylife’s market value in 2017. See Note 12 of the Consolidated Financial Statements.

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

In relation to presentation of operating profit, certain accounts or transactions which are included in operating income or expenses under IFRS as issued by the IASB, are excluded from operating income or expenses under K-IFRS. Additionally, under K-IFRS, revenue from the development and sale of real estate is recognized using the percentage of completion method. However, under IFRS as issued by the IASB, revenue from the development and sale of real estate is recognized when an individual unit of residential real estate is delivered to the buyer. As a result, the presentation of operating results in our consolidated statements of operations prepared in accordance with IFRS as issued by the IASB included in this annual report differs from the presentation of operating results in our consolidated statements of operations prepared in accordance with K-IFRS. The table below sets forth a reconciliation of our operating profit and net income or loss as presented in our consolidated statements of operations prepared in accordance with IFRS as issued by the IASB for each of the years ended December 31, 2015, 2016 and 2017 to our operating profit and net income or loss in our consolidated statements of operations prepared in accordance with K-IFRS, for each of the corresponding years, taking into account such differences:

	For the Year Ended December 31,
	2015		2016		2017
	(In millions of Won)
Operating profit (loss) under IFRS as issued by the IASB	￦	1,077,068	￦	1,339,780	￦	1,069,092
Effect of changes in operating income presentation		207,165		96,602		286,161
Revenue recognition of development and sale of real estate		8,711		3,597		20,033

Operating profit (loss) under K-IFRS	￦	1,292,944	￦	1,439,979	￦	1,375,286

	For the Year Ended December 31,
	2015		2016		2017
	(In millions of Won)
Net income (loss) under IFRS as issued by the IASB	￦	624,685	￦	795,117	￦	546,341
Profit before income tax
Revenue recognition of development and sale of real estate		8,711		3,597		20,033
Income tax		(2,108)		(870)		(4,848)

Net income (loss) under K-IFRS	￦	631,288	￦	797,844	￦	561,526

Recent Accounting Pronouncements under IFRS

For a summary of new standards, amendments and interpretations issued under IFRS as issued by the IASB but not effective for 2017, and which have not been adopted early by us, see Note 2.2 to the Consolidated Financial Statements.

Operating Revenues and Operating Expenses

Operating Revenues

Our operating revenues primarily consist of:

•	fees related to our mobile services, including monthly fees, usage charges for outgoing calls, usage charges for wireless data transmission, contents download fees, mobile-to-mobile interconnection revenues and value-added monthly service fees;

•	fees from our fixed-line services, including:

➢	fees from our fixed-line telephone services, which include:

➢	monthly basic charges, which are one-time or monthly fixed charges primarily consisting of (i) non-refundable installation fees; and (ii) basic monthly charges from local telephone services (or fixed monthly charges for discount plans);

➢	monthly usage charges, which are usage fees based on the amount of services used, primarily consisting of (i) monthly usage charges for local telephone and domestic long distance services; (ii) international long-distance service revenues, (primarily (a) amounts we bill to our customers for outgoing calls made to foreign countries, (b) amounts we bill to foreign telecommunications carriers for connection to the domestic telephone network in respect of incoming calls at the applicable settlement rate, and (c) other revenues, including revenues from international leased lines); (iii) land-to-mobile and land-to-land interconnection revenues; (iv) interconnection fees we charge to fixed-line and mobile service providers and voice resellers for their use of our local, domestic long-distance and international networks in providing their services; and

➢	other revenues from (i) value-added services, including “1588” intelligent network call services, local telephone directory assistance, call waiting and caller identification services; and (ii) local, domestic long-distance and international calls placed from public telephones.

➢	Internet service revenues which consist of:

➢	broadband Internet access service revenues, primarily consisting of installation fees and basic monthly charges; and

➢	other Internet-related service revenues related to our infrastructure and solution services for business enterprises, IPTV and network portal services;

➢	data communication service revenues, primarily consisting of installation fees and basic monthly charges for our leased line services and Kornet Internet connection service and revenues from our satellite services;

•	revenues from goods sold that are generated primarily by sale of mobile handsets and specially designed phones for fixed-line and mobile convergence services, net of any subsidies paid directly to customers, as well as certain sales by our consolidated subsidiaries, such as sale of real estate properties developed by KT Estate;

•	financial service revenues, primarily consisting of fees from credit card services provided by BC Card Co., Ltd., our consolidated subsidiary; and

•	other revenues that are primarily derived from information technology and network services, satellite services, security services and real estate leasing services.

Operating Expenses

Our operating expenses primarily include:

•	salaries and wages, including post-employment benefits, termination benefits (including severance benefits for voluntary and special early retirements) and share-based payments;

•	depreciation expenses incurred primarily in connection with our telecommunications network facilities;

•	purchase of inventories, primarily consisting of (i) inventories purchased for our sale of mobile handsets and specially designed phones for fixed-line mobile convergence services and (ii) development expenses of KT Estate for real estate units to be sold, and changes of inventories, which reflects increases or decreases of inventories of handsets, phones and for-sale real estate units during the applicable period;

•	card service costs, primarily consisting of costs in connection with credit card services provided by BC Card Co., Ltd., including fees paid to member credit card companies in our network for marketing expenses and for costs associated with the present value and default risks of installment card charges which are borne by such member companies;

•	sales commissions, primarily consisting of sales commissions to third-party dealers related to procurement of mobile subscribers and mobile handset sales;

•	commissions, primarily consisting of commission-based payments for certain third-party outsourcing services, including commissions to the outsourced call center staff;

•	service cost, primarily consisting of payments for certain third-party outsourcing services, including payments for software development and design, data analysis and processing, and installment and maintenance of IT and satellite equipment; and

•	interconnection charges, which are interconnection payments to telecommunication service providers for calls from landline users and our mobile subscribers to our competitors’ subscribers.

Operating Results—2016 Compared to 2017

The following table presents selected income statement data and changes therein for 2016 and 2017:

	For the Year Ended December 31,				Changes
					2016 vs. 2017
	2016		2017		Amount		%
	(In billions of Won)
Operating revenues	￦	23,121	￦	23,547	￦	426	1.8%
Revenue		22,755		23,260		505	2.2
Others		366		287		(79)	(21.6)
Operating expenses		21,781		22,478		697	3.2

Operating profit (loss)		1,340		1,069		(271)	(20.2)
Finance income		296		406		110	37.2
Finance costs		(515)		(645)		(130)	25.2
Income from joint ventures and associates		3		(14)		(17)	N.M.

Profit (loss) from continuing operations before income tax		1,123		817		(306)	(27.2)
Income tax expense (benefit)		328		271		(57)	(17.4)
Profit (loss) for the period from continuing operations		795		546		(249)	(31.3)
Profit from discontinued operations		—		—		—	—

Profit (Loss) for the period	￦	795	￦	546	￦	(249)	(31.3)

N.M. means not meaningful.

Operating Revenues

The following table presents a breakdown of our operating revenues and changes therein for 2016 and 2017:

	For the Year Ended December 31,				Changes
					2016 vs. 2017
	2016		2017		Amount		%
	(In billions of Won)
Mobile services	￦	7,366	￦	7,122	￦	(244)	(3.3)%
Fixed-line services		6,917		7,121		204	2.9
Fixed-line telephone services:
Monthly Basic Charges		616		705		89	14.4
Monthly Usage Charges		855		770		(85)	(9.9)
Others		581		359		(222)	(38.2)

Sub-total		2,053		1,834		(219)	(10.7)
Internet services:
Broadband Internet access service		2,040		2,082		42	2.1
Other Internet-related services		1,799		2,139		340	18.9

Sub-total		3,839		4,221		392	10.2
Data communication services		1,025		1,066		41	4.0
Sale of goods		2,808		3,489		681	24.3
Financial services		3,568		3,629		61	1.7
Other		2,462		2,186		(276)	(11.2)

Total operating revenues	￦	23,121	￦	23,547	￦	426	1.8%

Total operating revenues increased by 1.8%, or ￦426 billion, from ￦23,121 billion in 2016 to ￦23,547 billion in 2017 primarily due to increases in the revenues from sale of goods and our Internet services, the impact of which was partially offset in part by decreases in the revenues from our mobile services and fixed-line telephone services.

Mobile Services

Our mobile services revenues decreased by 3.3%, or ￦244 billion, from ￦7,366 billion in 2016 to ￦7,122 billion in 2017 primarily due to a decrease in our average revenue per user and, to a lesser extent, an increase in the maximum tariff discount to 25% from the prior 20%. Our average revenue per user decreased mainly due to many of our new mobile subscribers being subscribers for their second mobile devices with economic rate plans providing lower monthly rates. The increase in the maximum tariff discount came into effect as of September 15, 2017 and many of our subscribers paid lower fees since then. The decrease in mobile service revenues was partially offset by a 5.9% increase in our mobile subscribers from approximately 18,892,000 as of December 31, 2016 to approximately 20,015,000 as of December 31, 2017.

Fixed-line Services

Our fixed-line services revenues in the aggregate increased by 2.9%, or ￦204 billion, from ￦6,917 billion in 2016 to ￦7,121 billion in 2017 primarily due to increases in Internet services revenues and data communication services revenues, the impact of which was partially offset by a decrease in our fixed-line telephone services revenues.

Fixed-line Telephone Services. Our fixed-line telephone services revenues decreased by 10.7%, or ￦219 billion, from ￦2,053 billion in 2016 to ￦1,834 billion in 2017 due to decreases in other fixed-line telephone services revenues and monthly usage charges, which was partially offset by an increase in monthly basic charges. Our other fixed-line telephone service revenue decreased primarily due to the continuing erosion of fixed-line services by mobile telephone services, Internet phone services and other VoIP services, as well as a decrease in the number of lines in service from 11.9 million in 2016 to 11.2 million in 2017. Our monthly usage charges decreased primarily due to the continuing decrease in the usage of fixed-line services. Our domestic long-distance call minutes decreased from 1.5 billion in 2016 to 1.1 billion in 2017 and local call pulses from 2.2 billion in 2016 to 1.6 billion in 2017. Our monthly basic charges increased primarily due to an increase in subscribers to our unlimited fixed-line telephone service plan in 2017 which offers unlimited call minutes for fixed monthly basic charges priced higher than previous plans with lower monthly basic charges and additional usage charges.

Internet Services. Our Internet service revenues increased by 10.0%, or ￦382 billion, from ￦3,839 billion in 2016 to ￦4,221 billion in 2017 primarily due to an increase in the number of IPTV subscribers from approximately 7.0 million as of December 31, 2016 to approximately 7.5 million as of December 31, 2017 and an increase in the number of our olleh GiGA Internet Service subscribers from approximately 2.4 million as of December 31, 2016 to approximately 3.9 million as of December 31, 2017.

Data Communication Services. Our data communication services revenues increased by 4.0%, or ￦41 billion, from ￦1,025 billion in 2016 to ￦1,066 billion in 2017 primarily due to an increase in revenues from our co-location and server leasing services offered to corporate customers.

Sale of Goods

Revenues from sale of goods increased by 24.3%, or ￦681 billion, from ￦2,808 billion in 2016 to ￦3,489 billion in 2017 primarily due to an increase in the sale of mobile handsets in 2017 compared to 2016 and, to a lesser extent, an increase in revenues from development and sale of real estate by KT Estate. The sale of mobile handsets in 2017 increased largely due to an increase in the number of handset units sold and, to a lesser extent, an increase in the per-unit price of premium handsets.

Financial Services

Financial services revenues increased by 1.7%, or ￦61 billion, from ￦3,568 billion in 2016 to ￦3,629 billion in 2017 primarily due to an increase in commission revenues from our financial subsidiaries, in particular BC Card Co., Ltd., primarily as a result of increased usage of credit cards and an increase in disposal of available-for-sale financial assets, primarily related to the sale of capital stock in MasterCard, previously owned by BC Card Co., Ltd, which was partially offset by a decreased usage by incoming tourists in Korea of foreign credit cards processed through BC Card Co., Ltd. in 2017, as compared to 2016.

Others

Other operating revenues decreased by 11.2%, or ￦276 billion, from ￦2,462 billion in 2016 to ￦2,186 billion in 2017 primarily due to a decrease in revenues from our systems integration business.

Operating Expenses

The following table presents a breakdown of our operating expenses and changes therein for 2016 and 2017:

	For the Year Ended December 31,				Changes
					2016 vs. 2017
	2016		2017		Amount		%
	(In billions of Won)
Salaries and wages	￦	3,478	￦	3,568	￦	90	2.6%
Depreciation		2,763		2,746		(17)	(0.6)
Commissions		1,099		1,086		(13)	(1.2)
Interconnection charges		690		641		(49)	(7.1)
Purchase of inventories		3,407		4,054		647	19.0
Changes of inventories		162		(187)		(349)	N.M.
Sales commission		1,968		2,202		234	11.9
Service cost		1,322		1,428		106	8.0
Card service costs		3,050		3,095		45	1.5
Insurance premium		178		69		(109)	(61.2)
Others (1)		3,664		3,777		113	3.1

Total operating expenses	￦	21,781	￦	22,478	￦	697	3.2%

N.M. means not meaningful.

(1)	Including other operating expenses (which include other expenses) amortization of intangible assets, rent, utilities, international interconnection fee, installation fee, taxes and dues, research and development expenses and advertising expenses.

Total operating expenses increased by 3.2%, or ￦697 billion, from ￦21,781 billion in 2016 to ￦22,478 billion in 2017 primarily due to increases in purchase of inventories, sales commission and service cost, the impact of which was partially offset by decreases in changes of inventories and insurance premium described below. Specifically:

•	Purchase of inventories increased by 19.0%, or ￦647 billion, from ￦3,407 billion in 2016 to ￦4,054 billion in 2017 primarily due to an increase in purchase of mobile handsets (consisting of an increase in the total number of mobile handsets (mostly smartphones) purchased and an increase in the per-unit price of handsets) and, to a lesser extent, an increase in development expenses of for-sale real estate units.

•	Sales commission increased by 11.9%, or ￦234 billion, from ￦1,968 billion in 2016 to ￦2,202 billion in 2017 primarily due to an increase in sales commissions that we paid to third-party dealers for procurement of mobile subscribers and mobile handset sales, both of which increased in 2017.

•	Service cost, increased by 8.0%, or ￦106 billion, from ￦1,322 billion in 2016 to ￦1,428 billion in 2017, primarily due to an increase in service costs relating to our IPTV and mobile services such as purchases of contents to meet increased and diversified demand from customers and an increase in installation fees as more sophisticated technologies and corresponding higher fees were required for the installation of certain new equipment and facilities.

These factors were partially offset by the following:

•	Changes of inventories, which reflects inventory changes during a period by calculating inventories at the beginning of period minus those at the end of period, amounted to ￦162 billion in 2016 and ￦(187) billion in 2017, which means inventories increased by ￦187 billion in 2017 while they decreased by ￦162 billion in 2016. This was primarily due to an increase in purchase of handsets in 2017 compared to 2016 as described above, which was partially offset by an increase in the sale of handsets in 2017 compared to 2016. Cost of sale of goods (which is the sum of changes of inventories and purchase of inventories) in 2017 increased by 8.3% to ￦3,867 billion from ￦3,569 billion in 2016, primarily reflecting an increase in handset unit sales and an increase in per-unit cost of handsets, in each case in 2017 compared to 2016. Per-unit cost of handsets increased primarily due to the higher per-unit cost of premium handsets, which was partially offset by the lower per-unit cost of second device purchased by certain of our mobile subscribers. The increase in the handset unit sales was primarily due to the unusually lower handset unit sales in 2016 (due to mechanical defects of Galaxy Note 7 in 2016 as further explained in “—Operating Results—2015 Compared to 2016—Operating Expenses”). The handset unit sales were normalized in 2017 in the absence of such one-off event.

•	Insurance premium decreased by 61.2%, or ￦109 billion, from ￦178 billion in 2016 to ￦69 billion in 2017 primarily due to a decrease in insurance premium rates for our handsets.

Operating Profit

Due to the factors described above, our operating profit decreased by 20.2%, or ￦271 billion, from ￦1,340 billion in 2016 to ￦1,069 billion in 2017. Our operating margin, which is operating profit as a percentage of operating revenues, was 5.8% in 2016 and 4.5% in 2017.

Finance Income (Costs)

The following table presents a breakdown of our finance income and costs and changes therein for 2016 and 2017:

	For the Year Ended December 31,				Changes
					2016 vs. 2017
	2016		2017		Amount		%
	(In billions of Won)
Interest income	￦	116	￦	93	￦	(23)	(19.5)%
Interest expense		(337)		(302)		35	10.3
Net foreign currency transaction gain (loss)		(13)		39		52	N.M.
Net foreign currency translation gain (loss)		(110)		213		323	N.M.
Net gain (loss) on settlement of derivatives		8		(59)		(67)	N.M.
Net gain (loss) on valuation of derivatives		109		(210)		(319)	N.M.
Net other finance costs (1)		8		(12)		(20)	N.M.

Net finance costs	￦	(219)	￦	(238)	￦	(19)	8.8%

N.M. means not meaningful.

(1)	Including net other finance income and expenses, loss on disposal of trade receivables and impairment loss on available-for-sale financial assets.

Our net finance costs decreased by 8.8%, or ￦19 billion, from ￦219 billion in 2016 to ￦238 billion in 2017, primarily due to an increase in net foreign currency translation gain, the impact of which was mostly offset by an increase in loss on valuation of derivatives. To a lesser extent, the decrease in our net finance costs in 2017 was also attributable to an increase in net foreign currency transaction gain and a decrease in net interest expense, partially offset by an increase in loss on settlement of derivative. Specifically:

•	We recognized a net foreign currency translation gain of ￦213 billion in 2017, whereas we recognized a net loss of ￦110 billion in 2016. Such increase in net gain was primarily due to appreciation of the Won against the U.S. dollar and the Japanese Yen in 2017, while the Won depreciated against such currencies in 2016. In general, we recognize net foreign currency translation gain when the Won appreciates against foreign currencies, especially the U.S. dollar, primarily because of our foreign currency-denominated debt and foreign currency-denominated payables to overseas equipment sellers and foreign carriers. The Market Average Exchange Rate of the Won against the U.S. dollar appreciated from ￦1,208.5 to US$1.00 as of December 30, 2016 to ￦1,071.4 to US$1.00 as of December 31, 2017. In 2017, the impact of net foreign currency translation gain was largely offset by a net loss on valuation of derivatives.

•	We recognized a net loss on valuation of derivatives of ￦210 billion in 2017, whereas we recognized a net gain of ￦109 billion in 2016. Such increase in net loss was primarily due to an increase in a loss from our currency swap contracts as a result of appreciation of the Won against the U.S. dollar and the Japanese Yen in 2017 compared to depreciation of the Won against such currencies in 2016. We entered into derivative instruments for foreign exchange risk hedging purposes and generally recognize net loss on valuation of derivatives when the Won appreciates against foreign currencies.

Income from Joint Ventures and Associates

We recognized loss from share of net profits from associates and joint ventures of ￦14 billion in 2017, whereas we recognized a gain of ￦3 billion in 2016.

Income Tax Expense

Income tax expense decreased by 17.4%, or ￦57 billion, from ￦328 billion in 2016 to ￦271 billion in 2017, primarily due to a decrease in profit before income tax, which decreased by ￦306 billion, from ￦1,123 billion in 2016 to ￦817 billion in 2017. See Note 28 to the Consolidated Financial Statements.

Profit from Discontinued Operations

We did not have any profit from discontinued operations in 2016 and 2017.

Profit for the Period

Due to the factors described above, our profit for the period decreased by 31.3%, or ￦249 billion, from ￦795 billion in 2016 to ￦546 billion in 2017. Our net profit margin, which is net profit for the period as a percentage of operating revenues was 3.5% in 2016 and 2.3% in 2017.

Segment Results—Customer/Marketing Group

Our operating revenues for this segment, prior to adjusting for inter-segment transactions, increased slightly by 0.6%, or ￦99 billion, from ￦16,144 billion in 2016 to ￦16,243 billion in 2017 primarily due to increases in revenues from our Internet services and data communication services, which was partially offset by decreases in revenues from our mobile services and fixed-line telephone services, all as described above.

Our operating income for this segment, prior to adjusting for inter-segment transactions, decreased by 3.0%, or ￦31 billion, from ￦1,050 billion in 2016 to ￦1,019 billion in 2017, as the ￦130 billion increase in operating expenses outpaced the ￦99 billion increase in the segment’s operating revenues. For this segment, operating margin, which is operating income as a percentage of total operating revenues prior to adjusting for inter-segment transactions, was 6.5% in 2016 and 6.3% in 2017.

Depreciation and amortization, prior to adjusting for inter-segment transactions, increased by 0.9%, or ￦26 billion, from ￦2,870 billion in 2016 to ￦2,896 billion in 2017.

Segment Results—Finance Group

Our operating revenues for this segment, prior to adjusting for inter-segment transactions, increased by 1.7%, or ￦60 billion, from ￦3,578 billion in 2016 to ￦3,638 billion in 2017 primarily due to an increase in commission revenues of and an increase in disposal of available-for-sale assets by BC Card Co., Ltd., our financial subsidiary, which was partially offset by a decreased usage of foreign credit cards processed through BC Card Co., Ltd., as described above.

Our operating income for this segment, prior to adjusting for inter-segment transactions, decreased by 1.4%, or ￦3 billion, from ￦209 billion in 2016 to ￦206 billion in 2017, as the ￦63 billion increase in operating expenses outpaced the ￦60 billion increase in the segment’s operating revenues. Operating margin for this segment decreased from 5.8% in 2016 to 5.7% in 2017.

Depreciation and amortization, prior to adjusting for inter-segment transactions, decreased by 0.1%, or ￦41 million, from ￦29 billion in 2016 to ￦29 billion in 2017.

Segment Results—Satellite TV Group

Our operating revenues for this segment, prior to adjusting for inter-segment transactions, increased by 2.5%, or ￦17 billion, from ￦669 billion in 2016 to ￦686 billion in 2017, primarily due to an increase in revenues from an increase in the number of TV shopping channels and other fee-generating platforms.

Our operating income for this segment, prior to adjusting for inter-segment transactions, decreased by 6.3%, or ￦5 billion, from ￦80 billion in 2016 to ￦75 billion in 2017, as the ￦22 billion increase in operating expenses outpaced the ￦17 billion increase in the segment’s operating revenues. Operating margin for this segment decreased from 12.0% in 2016 to 10.9% in 2017.

Depreciation and amortization, prior to adjusting for inter-segment transactions, increased by 0.3%, or ￦0.3 billion, from ￦99 billion in 2016 to ￦99 billion in 2017.

Segment Results—Others

Our operating revenues for this segment, prior to adjusting for inter-segment transactions, increased by 5.5%, or ￦344 billion, from ￦6,308 billion in 2016 to ￦6,652 billion in 2017, primarily due to an increase in sale of handsets and an increase in revenues from the development and sale of real estate by our consolidated subsidiary.

For this segment, prior to adjusting for inter-segment transactions, we recorded an operating income of ￦40 billion in 2016, compared to an operating loss of ￦187 billion in 2017, as the ￦571 billion increase in operating expenses outpaced the ￦344 billion increase in the segment’s operating revenues in 2017. For this segment, operating margin was 0.6% in 2016 and the operating loss margin (operating loss as a percentage of total operating revenues prior to adjusting for inter-segment transactions) was (2.8)% in 2017.

Depreciation and amortization, prior to adjusting for inter-segment transactions, decreased by 2.1%, or ￦7 billion, from ￦339 billion in 2017 to ￦332 billion in 2016.

Operating Results—2015 Compared to 2016

The following table presents selected income statement data and changes therein for 2015 and 2016:

	For the Year Ended December 31,				Changes
					2015 vs. 2016
	2015		2016		Amount		%
	(In billions of Won)
Operating revenues	￦	22,700	￦	23,121	￦	421	1.9%
Revenue		22,212		22,755		543	2.4
Others		488		366		(122)	(25.0)
Operating expenses		21,623		21,781		158	0.7

Operating profit (loss)		1,077		1,340		263	24.4
Finance income		273		296		23	8.4
Finance costs		(645)		(515)		130	(20.2)
Income from joint ventures and associates		6		3		(3)	(50.0)

Profit (loss) from continuing operations before income tax		711		1,123		412	57.9
Income tax expense (benefit)		227		328		101	44.5
Profit (loss) for the period from continuing operations		484		795		311	64.3
Profit from discontinued operations		141		—		(141)	N.M.

Profit (Loss) for the period	￦	625	￦	795	￦	170	27.2

N.M. means not meaningful.

Operating Revenues

The following table presents a breakdown of our operating revenues and changes therein for 2015 and 2016:

	For the Year Ended December 31,				Changes
					2015 vs. 2016
	2015		2016		Amount		%
	(In billions of Won)
Mobile services	￦	7,260	￦	7,366	￦	106	1.5%
Fixed-line services		6,755		6,917		162	2.4
Fixed-line telephone services:
Monthly Basic Charges		650		616		(34)	(5.2)
Monthly Usage Charges		1,022		855		(167)	(16.3)
Others		646		581		(65)	(10.1)

Sub-total		2,318		2,053		(265)	(11.4)
Internet services:
Broadband Internet access service		1,882		2,040		158	8.4
Other Internet-related services		1,479		1,799		320	21.6

Sub-total		3,361		3,839		478	14.2
Data communication services		1,076		1,025		(51)	(4.7)
Sale of goods		2,756		2,808		52	1.9
Financial services		3,483		3,568		85	2.4
Other		2,446		2,462		16	0.7

Total operating revenues	￦	22,700	￦	23,121	￦	421	1.9%

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

Internet Services. Our Internet service revenues increased by 14.2%, or ￦478 billion, from ￦3,361 billion in 2015 to ￦3,839 billion in 2016 primarily due to an increase in the number of IPTV subscribers from approximately 6.6 million as of December 31, 2015 to approximately 7.0 million as of December 31, 2016 and an increase in the number of our olleh GiGA Internet Service subscribers from approximately 1.0 million as of December 31, 2015 to approximately 2.4 million as of December 31, 2016.

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

Profit for the Period

Due to the factors described above, our profit for the period increased by 27.2%, or ￦170 billion, from ￦625 billion in 2015 to ￦795 billion in 2016. Our net profit margin, which is net profit for the period as a percentage of operating revenues was 2.8% in 2015 and 3.5% in 2016.

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

Segment Results—Others

Our operating revenues for this segment, prior to adjusting for inter-segment transactions, increased by 3.1%, or ￦192 billion, from ￦6,116 billion in 2015 to ￦6,308 billion in 2016, primarily due to increases in revenues from the development and sale of real estate by our consolidated subsidiary.

For this segment, prior to adjusting for inter-segment transactions, we recorded an operating loss of ￦100 billion in 2015, compared to an operating income of ￦40 billion in 2016, as the ￦192 billion increase in operating revenues outpaced the ￦52 billion increase in the segment’s operating expenses in 2016. For this segment, operating loss margin (operating loss as a percentage of total operating revenues prior to adjusting for inter-segment transactions) was (1.6)% in 2015 and the operating margin was 0.6% in 2016.

Depreciation and amortization, prior to adjusting for inter-segment transactions, increased by 7.6%, or ￦24 billion, from ￦315 billion in 2015 to ￦339 billion in 2016.

Item 5.B.  Liquidity and Capital Resources

The following table sets forth the summary of our cash flows for the periods indicated:

	For the Years Ended December 31,
	2015		2016		2017
	(In billions of Won)
Net cash provided by operating activities	￦	4,230	￦	4,771	￦	3,878
Net cash used in investing activities		(2,402)		(3,485)		(3,483)
Net cash provided by (used in) financing activities		(1,164)		(943)		(1,363)
Cash and cash equivalents at beginning of period		1,889		2,559		2,900
Cash and cash equivalents at end of period		2,559		2,900		1,928
Net increase (decrease) in cash and cash equivalents		670		341		(972)

Capital Requirements

Historically, our capital requirements consisted principally of purchases of property and equipment and other assets and repayments of borrowings. In our investing activities, we used cash of ￦3,116 billion in 2015, ￦2,764 billion in 2016 and ￦2,442 billion in 2017 for the acquisition of property and equipment and investment properties. In our financing activities, we used cash of ￦6,648 billion in 2015, ￦1,769 billion in 2016 and ￦1,780 billion in 2017 for repayment of borrowings and debentures.

From time to time, we may also require capital for investments involving acquisitions, including shares of our affiliates, and strategic relationships. For example, in October 2011, we, through our former subsidiary KT Capital Co., Ltd., acquired an additional 1,622,520 common shares of BC Card Co., Ltd. from Woori Bank, Busan Bank and Shinhan Card for approximately ￦252 billion. We acquired an additional 1,349,920 common shares of BC Card Co., Ltd. in January 2012 for approximately ￦287 billion, and owned 69.5% interest in BC Card Co., Ltd. as of December 31, 2017. Any such additional investments or acquisitions may require significant capital.

Our cash dividends paid to shareholders and non-controlling interests amounted to ￦42 billion in 2015, ￦184 billion in 2016 and ￦243 billion in 2017.

We anticipate that capital expenditures and repayment of outstanding contractual obligations and commitments will represent the most significant use of funds for the next several years. We may also require capital for purchase of shares of our affiliates as well as investments involving acquisitions and strategic relationships. We compete in the telecommunications sector in Korea, which is rapidly evolving. In recent years, competition among us, SK Telecom and LG U+ to commercialize 5G services has intensified and we have made and will continue to make capital expenditure to develop 5G service capabilities and technologies. We may need to incur additional capital expenditures to keep up with unexpected developments in rapidly evolving telecommunications technology. There can be no assurance that we will be able to secure funds on satisfactory terms from financial institutions or other sources that are sufficient for our unanticipated needs.

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

The following table sets forth selected information regarding our contractual obligations to make future payments as of December 31, 2017:

	Payments Due by Period
Contractual Obligations (1)	Total		Less than 1 Year		1-3 Years		4-5 Years		After 5 Years
	(In billions of Won)
Long-term debt obligations (including current portion of long-term debt)	￦	6,575	￦	1,446	￦	1,763	￦	1,436	￦	1,930
Finance lease obligations (including any interests)		220		88		103		29		—
Operating lease obligations		377		109		174		92		2
Severance payment obligations (2)		4,714		143		377		430		3,764
Asset retirement obligations		115		32		14		9		60
Long-term accounts payable—others		1,086		222		446		277		141

Total	￦	13,087	￦	2,040	￦	2,877	￦	2,273	￦	5,897

Estimate of interest payment based on contractual interest rates effective as of December 31, 2017	￦	1,006	￦	183	￦	270	￦	172	￦	381

(1)	Contractual obligations represent contractual liabilities as of the consolidated balance sheet date excluding refundable deposits for telephone installation and accruals for customer call bonus points, which do not have definitive payment schedules.

(2)	The amount represents undiscounted pension benefit as of December 31, 2017.

Capital Resources

We have traditionally met our working capital and other capital requirements principally from cash provided by operations, while raising the remainder of our requirements primarily through debt financing. From time to time, we have also disposed of our treasury shares to meet our capital requirements.

Our major sources of cash have been net cash provided by operating activities, including profits for the period, expenses not involving cash payments such as depreciation and amortization, and proceeds from issuance of bonds and borrowings. We expect that these sources will continue to be our principal sources of cash in the future. We recorded profits for the period of ￦625 billion in 2015, ￦795 billion in 2016 and ￦546 billion in 2017, as discussed in “Item 5.A. Operating Results.” Non-cash expense adjustments in our statement of cash flows from depreciation and amortization of intangible assets amounted to ￦3,640 billion in 2015, ￦3,422 billion in 2016 and ￦3,438 billion in 2017, primarily reflecting our capital investment activities during the recent years, including our purchase of bandwidths for our operations, investments in LTE-related structures and acquisition of real estate. Cash proceeds from borrowings and debentures were ￦5,675 billion in 2015, ￦1,123 billion in 2016 and ￦616 billion in 2017. As of December 31, 2017, we held 16,014,753 treasury shares.

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

We believe that we have sufficient working capital available to us for our current requirements and that we have a variety of alternatives available to us to satisfy our financial requirements to the extent that they are not met by funds generated by operations, including the issuance of debt securities and bank borrowings denominated in Won and various foreign currencies. For example, we successfully issued (i) three series of notes for an aggregate amount of ￦450 billion in January 2015, (ii) Japanese Yen 15 billion of 0.48% notes due 2018 in February 2015, (iii) US$400 million of 2.500% notes due 2026 in July 2016 and (iv) US$400 million of 2.625% notes due 2022 in August 2017. See Note 15 to the Consolidated Financial Statements. However, our ability to rely on some of these alternatives could be affected by factors such as the liquidity of the Korean and the global financial markets, prevailing interest rates, our credit rating and the Government’s policies regarding Won currency and foreign currency borrowings. Other factors which could materially affect our liquidity in the future include unanticipated increase in capital expenditures and decrease in cash provided by operations resulting from a significant decrease in demand for our services. We may also need to raise additional capital sooner than we expect in order to fund unanticipated investments and acquisitions.

Our total equity was ￦12,156 billion as of December 31, 2015, ￦12,783 billion as of December 31, 2016 and ￦13,049 billion as of December 31, 2017.

Liquidity

We had a working capital (current assets minus current liabilities) deficit of ￦56 billion as of December 31, 2015 and a working capital surplus of ￦193 billion as of December 31, 2016 and

￦220 billion as of December 31, 2017. The following table sets forth the summary of our significant current assets for the periods indicated:

	As of December 31,
	2015		2016		2017
	(In billions of Won)
Cash and cash equivalents	￦	2,559	￦	2,900	￦	1,928
Trade and other receivables, net		4,854		5,327		5,814
Inventories, net		617		455		642
Other financial assets		293		721		973

Our cash and cash equivalents (substantially all of which are in Won) totaled ￦2,559 billion as of December 31, 2015, ￦2,900 billion as of December 31, 2016 and ￦1,928 billion as of December 31, 2017. Under IFRS as issued by IASB, bank deposits held at call and all other highly liquid temporary cash instruments within maturities of three months are considered as cash equivalents. Other current financial assets primarily consist of financial instruments, available-for-sale financial assets and derivatives used for hedge.

The following table sets forth the summary of our significant current liabilities for the periods indicated:

	As of December 31,
	2015		2016		2017
	(In billions of Won)
Trade and other payables	￦	6,335	￦	7,140	￦	7,424
Borrowings		1,726		1,820		1,573

Substantially all of our revenues are denominated in Won. Depreciation of the Won would have an adverse effect on our the results of operations as a result of, among other things, increases in the amount of Won required to make interest and principal payments on our foreign currency-denominated debt, the prices in Won of telecommunications equipment that we purchase from overseas sources, net settlement payments to foreign carriers and certain payments related to our derivative instruments entered into for foreign exchange risk hedging purposes. As of December 31, 2017, we entered into various commitments with financial institutions totaling ￦2,881 billion and US$254 million. See Note 19 to the Consolidated Financial Statements. As of December 31, 2017, ￦563 billion and US$181 million was used under these facilities. Of the ￦6,684 billion total book value of debentures and borrowings outstanding as of December 31, 2017, ￦2,062 billion was denominated in foreign currencies. Upon identification and evaluation of our currency risk exposures, we, having considered various circumstances, enter into derivative financial instruments to try to manage some of such risks. See and “Item 11. Quantitative and Qualitative Disclosures About Market Risk—Exchange Rate Risk and Interest Rate Risk.” We have not had, and do not believe that we will have, difficulty gaining access to short-term financing sufficient to meet our current requirements.

Capital Expenditures

We used cash of ￦3,116 billion in 2015, ￦2,764 billion in 2016 and ￦2,442 billion in 2017 for the acquisition of property, plant and equipment and investment property.

Our current capital expenditure plan, on a separate basis, calls for the expenditure of approximately ￦2,300 billion in 2018, which may be adjusted depending on market conditions and our results of operations. The principal components of our capital investment plans are:

•	approximately ￦1,150 billion in capital investments for our access network;

•	approximately ￦450 billion in capital investments for our backbone network;

•	approximately ￦400 billion in capital investments for our business-to-business services; and

•	approximately ￦300 billion in capital investments for other services including R&D costs.

Inflation

We do not consider that inflation in Korea has had a material impact on our results of operations in recent years. According to data published by the Bank of Korea, annual inflation in Korea was 0.7% in 2015, 1.0% in 2016 and 1.9% in 2017. See “Item 3. Key Information—Item 3.D. Risk Factors—Korea is our most important market, and our current business and future growth could be materially and adversely affected if economic or political conditions in Korea deteriorate.”

Item 5.C. Research and Development, Patents and Licenses, Etc.

In order to maintain our leadership in the converging telecommunications business environment and develop additional platforms, services and applications, we operate:

•	An artificial intelligence R&D laboratory;

•	A block-chain R&D laboratory;

•	a new business development and incubation center;

•	an infrastructure R&D laboratory;

•	a service R&D laboratory; and

•	a convergence R&D laboratory.

As of December 31, 2017, KT Corporation had 5,019 registered patents domestically and 1,044 registered patents internationally.

The MSIT has the authority to recommend to network service providers that they provide funds for national research and development of telecommunications technology and related projects. The required annual contribution is 0.5% (0.75% for market dominant service providers like us) of revenues attributable to key communications services (excluding revenues from telecommunications service using an allotted frequency if the consideration for such allotted frequency has been paid) from wireless subscribers for the previous year, and is applicable only to those network service providers who have at least ￦30 billion in total sales for the previous year and have recorded no net loss in the current period. Under the policy, the maximum amount of the annual contribution to be made cannot exceed 70.0% of the net profit for the corresponding period of each company. Including such contributions, total expenditures (which include capitalized expenses) on research and development were ￦225 billion in 2015, ￦204 billion in 2016 and ￦416 billion in 2017.

In recent years, we have focused our research and development efforts in the following areas:

•	Launching 5G trial services at PyeongChang 2018 Winter Olympics and developing commercialized 5G network and services;

•	simplifying complex core networks and reducing costs;

•	integrating in-building management solutions for fixed-line and wireless networks;

•	aggregating heterogeneous wireless access for double network throughput;

•	a broadband Internet solution that is 10 times faster using legacy copper and fiber lines;

•	a telecommunication cloud solution which combines network resource virtualization with cloud computing resource;

•	finding solutions for ultra-definition television set top box and additional solutions for smart IPTV;

•	smart home networking solutions for multiple devices, such as smartphones, tablets, computers and IPTV, as well as electric home appliances;

•	environment-friendly energy technologies including a smart-grid platform;

•	core technologies for convergence services such as IoT, big data, security, networked automobiles, healthcare and bio-informatics; and

•	creating a new convergence business model based on ICT and incubating new businesses.

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

Our current directors are as follows:

Name	Position	Director Since	Date of Birth	Expiration of Term of Office
Standing Directors (1)

Chang-Gyu Hwang	Chief Executive Officer	January 2014	January 23, 1953	2020
Hyeon Mo Ku	President, Chief Strategy Officer	March 2016	January 13, 1964	2019
Seong Mok Oh	President, Network Group	March 2018	August 20, 1960	2019

Outside Directors (1)

Do Kyun Song	Senior Advisor, Bae, Kim & Lee LLC	March 2013	September 20, 1943	2019
Sang Kyun Cha	Professor, Department of Electrical and Computer Engineering, Seoul National University	March 2012	February 19, 1958	2019
Jong-Gu Kim	Corporate lawyer, New Dimension Law Group	March 2014	July 7, 1941	2020
Suk-Gwon Chang	Dean, School of Business, Hanyang University	March 2014	February 21, 1956	2020
Gae-Min Lee	Former Editor-in-Chief, The Korea Economic Daily	March 2017	November 1, 1946	2020
Il Im	Professor, Business Administration, Yonsei University	March 2017	March 20, 1966	2020
Dae-you Kim	Former Vice Chairman, Wonik Investment Partners	March 2018	July 21, 1951	2021
Gang-chul Lee	Independent Director, Ultra V Co., Ltd.	March 2018	May 6, 1947	2021

(1)	All of our standing and outside directors beneficially own less than one percent of the issued shares of KT Corporation in the aggregate.

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

Hyeon Mo Ku has served as our standing director since March 2016 and has served as our president and chief strategy officer since December 2015. He has previously served as chief secretary to our chief executive officer since 2014. Before that, he served as chief operating officer of the Telecom & Convergence Business department. Mr. Ku holds a bachelor’s degree in Industrial Engineering from Seoul National University and a Ph. D. in Management Engineering from Korea Advanced Institute of Science and Technology.

Seong Mok Oh has served as our standing director since 2018 and has served as the president and head of the Network Group since 2013. He has previously served as an executive officer of our mobile network business unit and mobile operation and management sales unit since 2009. Mr. Oh holds bachelor’s, masters and Ph.D. degrees in electrical engineering from Yonsei University.

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

Il Im has served as our outside director since March 2017. He is currently a professor of business administration at Yonsei University, a vice headmaster of the Yonsei Graduate School of

Business and a vice chairman of the Korean Academic Society of Business Administration. Mr. Im holds bachelor’s and master’s degrees in business administration from Seoul National University and a Ph. D in information systems from the University of Southern California.

Dae-you Kim has served as our outside director since March 2018. He formerly served as the vice chairman of Wonik Investment Partners and a professor of Hanyang University. He also previously served as a presidential secretary for economic policies to the President of Korea. Mr. Kim holds a bachelor’s degree in export studies at Seoul National University and a masters’ degree in public policy from the University of Wisconsin.

Gang-chul Lee has served as our outside director since March 2018. He is currently an independent director of Ultra V Co., Ltd. and previously served as a presidential secretary of civil society policies to the President of Korea. Mr. Lee holds a bachelor’s degree in political science and diplomacy from Kyungpook National University.

For the purposes of the Korean Commercial Code, our chief executive officer is deemed to be the “representative director” who is authorized to perform all judicial and extra-judicial acts relating to our business. Our shareholders elect the chief executive officer in accordance with the provisions of the Commercial Code and our articles of incorporation. In March 2018, we amended our articles of incorporation in efforts to add more rigor and transparency to the process of selecting our chief executive officer. Our Corporate Governance Committee conducts investigation and composition of a pool of candidates and selects chief executive officer candidates whose candidacy will be further examined. Subsequently, the President Candidate Examination Committee examines and selects chief executive officer candidates and submits examination report of such candidates to our board of directors. A chief executive officer candidate recommended by our board of directors is nominated at the shareholders’ meeting.

Under our articles of incorporation, the board of directors must submit a draft management contract between KT Corporation and the candidate covering our management objectives to the shareholders’ meeting at the time of candidate nomination to the meeting. When the draft management contract has been approved at the shareholders’ meeting, we enter into such management contract with the chief executive officer. In such case, the chairperson of the board of directors, on our behalf, signs the management contract.

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

The current executive officers are as follows:

Name (1)	Title and Responsibilities	Current Position Held Since	Years with the Company (2)	Date of Birth
Dong-Myun Lee	President, Institute of Convergence Technology	January 2014	26	October 15, 1962
Cheol-Soo Kim	Senior Executive Vice President, Customer Business Group	December 2015	4	February 7, 1963
Yoon-Young Park	Senior Executive Vice President, Enterprise Business Group	December 2017	25	April 18, 1962
Pill-Jai Lee	Senior Executive Vice President, Marketing Group	December 2017	30	October 3, 1961
Soo-Jung Shin	Senior Executive Vice President, IT Planning Office	December 2015	3	January 26, 1965
Kyoung-Lim Yun	Senior Executive Vice President, Future Convergence Business Office	December 2014	11	June 14, 1963
Dae-San Lee	Senior Executive Vice President, Chief Operating Office, Corporate Management Group	January 2015	31	January 10, 1961
Jong-Jin Yoon	Senior Executive Vice President, Public Relations Office	December 2017	3	February, 9 1964
Sang-Bong Nam	Senior Executive Vice President, Ethics Office	January 2014	5	October 19, 1963
In-Hoe Kim	Senior Executive Vice President, CEO Office	December 2015	4	June 25, 1964

(1)	All of our executive officers beneficially own less than one percent of the issued shares of KT Corporation in the aggregate.

(2)	Does not include period of employment by KT Corporation’s affiliates.

Item 6.B. Compensation

Compensation of Directors

In 2017, the total amount of salaries, bonuses (including long-term performance-based incentives for directors) and allowances paid to all directors of KT Corporation for services in all capacities was approximately ￦4.2 billion, which were paid on a cash basis.

Until February 2010, we had no incentive based compensation program for outside directors. Instead, compensation was paid to outside directors in fixed amounts as an allowance for any expenses they incurred in executing their duties. The board of directors introduced a new compensation program for outside directors in March 2010, which consists of cash and stock grants and requires a one year lock-up period, at a ratio of 3 to 1. The total cash basis remuneration for outside directors for 2017 was recorded at ￦692 million.

The compensation of our directors who received total annual compensation exceeding ￦500 million in 2017 was as follows:

Name	Position	Total Compensation in 2017	Composition of Total Compensation
(In millions of Won)
Chang-Gyu Hwang	Chief Executive Officer	￦2,358	￦573 (salary); ￦1,776 (bonus); ￦9 (benefits)
Heon Moon Lim	President	￦1,006	￦375 (salary); ￦598 (bonus); ￦34 (benefits)
Hyun Mo Ku	President	￦858	￦365 (salary); ￦477 (bonus); ￦16 (benefits)

The chairperson of our board of directors enters into an employment agreement on our behalf with our chief executive officer. The employment agreement sets certain management targets to be achieved by the chief executive officer as determined by the Evaluation and Compensation Committee each year, including a target for the amount of “EBITDA” to be achieved in each year. EBITDA is defined as earnings before interest, tax, depreciation and amortization. Other management targets include (i) short-term operational and strategic goals centered around key performance indices and (ii) increase on a long-term basis in shareholder value measured against performance of companies listed on KOSPI and the shares of our competitors. Failure to achieve certain thresholds below the targets will allow the board of directors to take actions with respect to the chief executive officer’s employment, including proposing at the shareholders’ meeting an early termination of his employment. In addition, the head of each of our functional departments, the president of each of our subsidiaries and the heads of each regional head office have entered into employment agreements with the chief executive officer that provide for similar management targets to be achieved by each of our departments, subsidiaries and regional head offices.

Item 6.C. Board Practices

As of March 23, 2018, none of our standing or outside directors maintained directors’ service contracts with us or with any of our subsidiaries providing for benefits upon termination of employment.

Corporate Governance Committee

The Corporate Governance Committee is comprised of four outside directors and one standing director, Gae-Min Lee, Do Kyun Song, Jong-Gu Kim, Suk-Gwon Chang and Hyeon Mo Ku. The chairperson is Gae-Min Lee. The committee is responsible for the review of matters with respect to our Corporate Governance Guidelines and our performance under such guidelines to monitor effectiveness of our corporate governance. The committee is also responsible for authorization of investigation and composition of a pool of internal and external chief executive officer candidates and selection of the chief executive officer candidates, who shall be further examined by the President Candidate Examination Committee, pursuant to the examination criteria determined by our board of directors. The committee members are elected by the board after the annual meeting, and the term of the committee members is one year.

President Candidate Examination Committee

The President Candidate Examination Committee is comprised of one standing director and all of our outside directors. No member of this committee shall become a candidate for the position of the chief executive officer during his or her term as a member of the committee. The committee’s duties include examining the chief executive officer candidates selected under the examination criteria determined by our board of directors, selecting the chief executive officer candidates pursuant to such criteria and reporting to the board of directors the outcome of the examination.

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

Evaluation and Compensation Committee

The Evaluation and Compensation Committee is currently comprised of four outside directors, Do Kyun Song, Gae-Min Lee, Gang-chul Lee and Dae-you Kim. The chairperson is Do Kyun Song.

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

Executive Committee

The Executive Committee is currently comprised of Chang-Gyu Hwang, Hyeon Mo Ku and Seong Mok Oh. The chairperson is Chang-Gyu Hwang. The committee’s duties include the authorization of establishment and management of branch offices, the disposal and sale of stocks of our subsidiaries, which have a market value between ￦15 billion and ￦30 billion, provided that no change of control with respect to such subsidiary occurs as a result of such disposal or sale for stocks with market value of ￦10 billion or more, making investments and providing guarantees between ￦15 billion to ￦30 billion, the acquisition and disposal of real estate having market value between ￦15 billion to ￦30 billion, and the issuance of certain debt securities.

Related-Party Transactions Committee

The Related-Party Transactions Committee is currently comprised of four outside directors, Il Lim, Do Kyun Song, Gae-Min Lee and Dae-you Kim. The chairperson is Il Lim. This committee’s duties include reviews of transactions between KT Corporation and its subsidiaries and ensures compliance with applicable antitrust laws. The committee members are elected by the board after the annual meeting, and the term of the committee members is one year.

Sustainability Management Committee

The Sustainability Management Committee is currently comprised of four outside directors and one standing director, Sang Kyun Cha, Gang-chul Lee, Suk-Gwon Chang, Il Im and Seong Mok Oh. The chairperson is Sang Kyun Cha. The committee’s duties include reviews of sustainable management plan, the authorization of establishment of medium- and long-term sustainable management strategies, sustainable management results, regular reporting and risk management of sustainable management activities and charitable contributions between ￦100 million to ￦1 billion. The committee members are elected by the board after the annual meeting, and the term of the committee members is one year.

Audit Committee

Under the Commercial Code of Korea and our articles of incorporation, we are required to establish an audit committee comprised of three or more outside directors and at least two-thirds of the Audit Committee members are required to be outside directors. Audit Committee members must also meet the applicable independence criteria set forth under the rules and regulations of the Sarbanes-Oxley Act of 2002. The committee is currently comprised of Suk-Gwon Chang, Jong-Gu Kim, Sang Kyun Cha and Il Lim. The chairperson and the financial expert is Suk-Gwon Chang. Members of the committee are elected by our shareholders at the shareholders’ meeting. Our internal and external auditors report directly to the committee.

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

Item 6.D. Employees

On a non-consolidated basis, we had 23,817 employees as of December 31, 2017, compared to 23,575 employees as of December 31, 2016 and 23,531 employees as of December 31, 2015.

Labor Relations

We consider our current relations with our work force to be good. However, in the past, we have experienced opposition from our labor union for our strategy of restructuring to improve our efficiency and profitability by disposing of non-core businesses and reducing our employee base.

As of December 31, 2017, about 78.5% of the employees of KT Corporation were members of the KT Trade Union. On behalf of its members, the union negotiates with us a collective bargaining agreement every two years, and our current collective bargaining agreement expires on October 9, 2019. The current collective bargaining agreement provides that even in the event of a strike, the minimum number of employees necessary to operate the telecommunications business must continue to work.

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

The Trade Union and Labor Relations Adjustment Act (“Labor Act”) allow multiple labor unions to be formed within one company. Therefore, additional labor unions may be formed by our employees. Pursuant to such amendments, our employees formed a new labor union called “KT New Union” in July 2011. The Labor Act also requires such multiple unions to consolidate themselves into a single channel when negotiating with the company on behalf of their members and to enter into a single collective bargaining agreement with the company. As a result of the recent consolidation of labor unions, KT Trade Union was selected as the bargaining representative of the labor unions. Its term as the bargaining representative will last for two years from January 1, 2018.

Employee Stock Ownership and Benefits

We have an employee stock ownership association, which may purchase on behalf of its members up to 20.0% of any of our shares offered publicly in Korea. The employee stock ownership association owned 0.5% of our issued shares as of December 31, 2017.

In accordance with the National Pension Act of Korea, we contribute an amount equal to 4.5% of an employee’s standard monthly wages, and each employee contributes 4.5% of his or her standard monthly wages, into his or her personal pension account. Our employees, including executive officers as well as non-executive employees, are subject to a pension insurance system, under which we make monthly contributions to the pension accounts of the employees, and upon retirement, such employees are paid the pension amount due from their pension accounts. Prior to April 2011, our executive and non-executive employees were subject to a lump-sum severance payment system, under which they were entitled to receive a lump-sum severance payment upon termination of their employment, based on their length of service and salary level at the time of termination. Starting in April 2011, in accordance with the Korean Employee Retirement Income Security Act, we replaced such lump-sum severance payment system with our current pension insurance system in the form of a defined benefit plan, and also introduced a defined contribution plan in December 2012, with a total combined unfunded portion of approximately ￦1,566 billion as of December 31, 2017. Lump-sum severance amounts previously accrued prior to our adoption of the current pension insurance system continue to remain payable. We also provide a wide range of fringe benefits to our employees, including housing, housing loans, company-provided hospitals and schools, a company-sponsored pension program, an employee welfare fund, industrial disaster insurance, cultural and athletic facilities, physical education grants, meal allowances, medical examinations and training and resort centers. See “Item 5. Operating and Financial Review and Prospects—Item 5.A. Operating Results.”

Employee Training

The objective of our training program is to develop information and technology specialists who are able to create value for our customers. In order to develop skills of our employees, we require 85 hours of training per year from most of our employees, using individually-tailored curriculums based on individual assessments. We also operate Cyber Academy to provide online classes to our employees, as well as offer various foreign language classes to our employees. In addition, we provide tuition and living expense reimbursements to our high potential employees who pursue graduate programs in Korea and abroad, as well as provide financial assistance to those who pursue work-related professional licenses or participate in after-work study programs.

Item 6.E. Share Ownership

Ordinary Shares

The persons who currently serve as our directors held, as a group, 75,209 ordinary shares as of April 25, 2018, the most recent date for which this information is available. The table below shows the ownership of our ordinary shares by directors:

Shareholders	Number of Ordinary Shares Owned
Chang-Gyu Hwang	39,074
Hyun Mo Ku	10,507
Seong-Mok Oh	14,978
Do Kyun Song	1,632
Sang Kyun Cha	6,428
Jong-Gu Kim	1,295
Suk-Gwon Chang	1,295
Gae Min Lee	—
Il Im	—
Dae-you Kim	—
Gang-chul Lee	—

Stock Options

We have not granted any stock options to our current directors and executive officers.

Item 7. Major Shareholders and Related Party Transactions

Item 7.A. Major Shareholders

The following table sets forth certain information relating to the shareholders of our ordinary shares as of December 31, 2017:

Shareholders	Number of Shares	Percent of Total Shares Issued
National Pension Corporation	28,555,130	10.94%
NTTDoCoMo, Inc.	14,257,813	5.46%
Silchester International Investors LLP	13,397,056	5.13%
Employee stock ownership association	1,298,579	0.50%
Directors as a group	73,199	0.03%
Public	187,515,278	71.81%
KT Corporation (held in the form of treasury stock)	16,014,753	6.13%

Total issued shares	261,111,808	100.00%

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

See “Item 18. Financial Statements” and pages F-1 through F- 102.

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

In December 2013, the KCC imposed a combined fine of approximately ￦106 billion on SK Telecom, LG U+ and us (our fine being approximately ￦30 billion), which is the largest fine ever imposed by the KCC on local mobile operators for providing excessive subsidies to new subscribers. On March 7, 2014, the MSIP imposed a temporary suspension on us for 45 days (from March 13, 2014 to April 26, 2014), SK Telecom for 45 days (from April 5, 2014 to May 19, 2014), and LG U+ for 45 days (from March 13, 2014 to April 4, 2014 and again from April 27, 2014 to May 18, 2014) from accepting new subscribers as a result of continuing to offer excessive handset subsidies to new subscribers, despite the order from the KCC prohibiting such subsidies. Additionally, the MSIP announced that it plans to bring criminal charges with fines of up to ￦150 million and imprisonment of less than three years against any carrier and responsible personnel that fails to adhere to the suspension or continues to offer illegal subsidies after the suspension is completed. In August 2014, the KCC imposed a fine of approximately ￦58 billion on SK Telecom, LG U+ and us (our fine being approximately ￦11 billion) for continuing to provide excessive subsidies to new subscribers. In December 2014, the KCC further imposed a fine of approximately ￦8 billion on each of SK Telecom, LG U+ and us for providing excessive handset subsidies. In March 2015, the KCC also imposed a combined fine of approximately ￦34 billion on SK Telecom, LG U+ and us (our fine being approximately ￦9 billion) for violation of regulations relating to handset sales, in connection with a used handset buyback program that we and the other telecommunications operators were promoting. On June 24, 2015, the KCC imposed a fine of ￦52 million for violating privacy related regulations and undermining consumer interests. On July 31, 2015 and January 19, 2016, the KCC imposed a fine of ￦350 million and ￦560 million, respectively, on us for infringing upon consumer interests by advertising false and exaggerated information about bundled products. On March 8, 2016, the KCC imposed a fine of ￦32 million on us for offering excessively reduced rates and waivers to certain customers. On December 6, 2016, the KCC imposed a combined fine of approximately ￦10.7 billion on SK Telecom, LG U+, SK Broadband, t-broad, D’live, CJ HelloVision and us (our fine being approximately ￦2.3 million) and ordered to take corrective measures for providing excessive promotional gifts to bundled products customers. In April 2017, the Fair Trade Commission imposed a combined fine of approximately ￦47 million on us for failing to include developments relating to our management in our public disclosures. In October 2017, the Fair Trade Commission imposed a fine of approximately ￦360 million on us for not including transactions between our affiliates in our public disclosures. On March 21, 2017, the KCC imposed a combined fine of approximately ￦2.1 billion on SK Telecom, LG U+ and us (our fine being approximately ￦361 million) for violation of regulations relating to handset sales and for offering excessive handset subsidies in case of sales to foreigners. On December 6, 2017, the KCC ordered SK Telecom, LG U+, SK Broadband and us to take corrective measures in regard to restriction on termination of broadband Internet access service and bundled product agreement. On January 24, 2018, the KCC imposed a combined fine of approximately ￦50.6 billion on SK Telecom, LG U+ and us (our fine being approximately ￦12.5 billion) for violation of regulations relating to handset sales in case of wholesale, online sale, etc. We have paid all of such fines as of the date hereof.

For example, in July 2012, the police arrested two third-party individuals in connection with the alleged theft of personal information relating to approximately 8.7 million of our mobile phone subscribers. The individuals in question stole personal information through a series of hackings starting from February 2012 into our New Service and Technology Evolution Program (“N-STEP”), our mobile customer information system. Since the incident, approximately 29,800 of our mobile phone subscribers filed a total of 16 lawsuits against us in connection with the N-STEP hackings, alleging that we failed to protect their personal information, and are seeking total damages of approximately ￦15 billion. From August 2014 to October 2016, various district courts have awarded damages of ￦100,000 per plaintiff for 14 of the cases involving a total of approximately 29,000 of the subscribers, resulting in damages of approximately ￦3 billion to us, while the remaining two trials are currently ongoing at various district courts. We won three of the appeals without further appellate proceedings. The other appeal which we won has been appealed to the Supreme Court. We lost one of the appeals and we appealed such decision to the Supreme Court. The other nine appeals are currently ongoing at the Seoul High Court or the Seoul Central Court.

Furthermore, in March 2014, the police arrested three third-party individuals in connection with their alleged theft of personal information relating to approximately 9.8 million of our subscribers. The individuals in question stole the personal information of our subscribers through a series of hackings into our main homepage starting from February 2014. Since the incident, approximately 15,000 subscribers filed 22 lawsuits against us in connection with the information theft, seeking total damages of approximately ￦7 billion. From November 2016 to January 2018, we won 17 trials, lost two trials and the remaining three trials are currently ongoing at various district courts. The plaintiffs of nine of the 17 cases have appealed the district courts’ decisions to the Seoul High Court or the Seoul District Court. We appealed the district courts’ decisions of the two trials where we lost. In June 2014, we were fined ￦85 million by the KCC and were ordered to take corrective measures in connection with the most recent hacking incident. We filed an administrative appeal in August 2014 in connection with the KCC fine and prevailed. The KCC appealed the administrative decision and the appeal is currently ongoing at the Seoul High Court.

In December 2013, the MSIP declared that the contracts over our sale of Koreasat 3 were null and void, on the grounds that the satellite was sold without obtaining proper government approval. We are currently involved in an International Chamber of Commerce arbitration against ABS over the Koreasat 3 satellite ownership and contract violation claims. In July 2017, the International Chamber of Commerce concluded that ABS has title to Koreasat 3 (such decision, “Partial Award”). In October 2017, we and KT SAT petitioned the U.S. District Court for the Southern District of New York to vacate the Partial Award. In March 2018, the International Chamber of Commerce issued an award of US$748,564 in damages, US$287,673.2 in pre-award interest and post-award interest of 9 percent per year to ABS (“Final Award”). We and KT SAT plan to petition the New York federal court to vacate the Final Award. With regard to the Partial Award, on April 10, 2018, the court dismissed the petition filed by KT SAT and us to vacate the Partial Award. We and KT SAT plan to file an appeal of the foregoing decision.

In 2009, we entered into a contract with Enspert, Co., Ltd.(“Enspert”), a consumer electronics manufacturer, to purchase approximately 200,000 tablet PCs. Due to defects with the tablet PCs, we cancelled our contract and the outstanding order for approximately 170,000 tablet PCs, for which we would have paid approximately ￦51 billion. In June 2014, the Korea Fair Trade Commission imposed a fine of approximately ￦2 billion on us, finding that we cancelled our contract with Enspert without cause. We appealed such decision but the decision was confirmed by the Seoul High Court and the Supreme Court in May 2016 and September 2016, respectively. In April 2017, Enspert filed a lawsuit against us at the Seoul Central Court, claiming damages of approximately ￦47 billion allegedly caused by our cancellation of the contract between Enspert and us for the tablet PCs.

We are a defendant in various other court proceedings involving claims for civil damages arising in the ordinary course of our business. We are a defendant in an ongoing court proceeding filed by the Industrial Bank of Korea on March 18, 2015. In connection with the filing of court receivership by KT ENGCORE, Industrial Bank of Korea claims that we are liable for ￦10 billion of the ￦65.8 billion asset-backed commercial papers of a renewable energy project for which KT ENGCORE was a contractor and guarantor. In October 2017, the Seoul Central Court ruled against the claims of Industrial Bank of Korea, finding we were not to be held liable for the losses of the plaintiff in connection with the bankruptcy of KT ENGCORE.

As of December 31, 2017, we have established provisions relating to litigations of ￦18 billion. See Note 19 to the Consolidated Financial Statements. While we are unable to predict the ultimate disposition of these claims, in the opinion of our management, the ultimate disposition of these claims will not have a material adverse effect on our business, financial condition and results of operations.

Dividends

The table below sets out the annual dividends declared on the outstanding ordinary shares to shareholders of record on December 31 of the years indicated and the interim dividends declared on the outstanding ordinary shares to shareholders of record on June 30 of the years indicated:

Year	Annual Dividend per Ordinary Share	Interim Dividend per Ordinary Share	Average Total Dividend per Ordinary Share
	(In Won)	(In Won)	(In Won)
2013	800	—	800
2014	0	—	0
2015	500	—	500
2016	800	—	800
2017	1,000	—	1,000

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

Item 9. The Offer and Listing

Item 9.A. Offer and Listing Details

Market Price Information

Ordinary Shares

Our shares were listed on the KRX KOSPI Market on December 23, 1998. The price of the shares on the KRX KOSPI Market as of the close of trading on April 16, 2018 was ￦26,850 per share.

The table below shows the high and low closing prices and the average daily volume of trading activity on the KRX KOSPI Market for the shares since January 2012:

	Price		Average Daily Trading Volume
	High	Low
	(In Won)		(Number of shares)
2013	40,850	29,950	1,149,143
2014	36,800	28,300	1,051,396
2015	32,250	28,250	963,825
2016	33,250	26,350	547,426
First quarter	29,800	26,350	619,422
Second quarter	32,550	29,150	654,800
Third quarter	32,750	29,850	454,623
Fourth quarter	33,250	29,400	466,237
2017	35,400	28,700	638,754
First quarter	33,250	28,900	567,549
Second quarter	32,800	31,050	587,826
Third quarter	35,400	28,700	740,160
Fourth quarter	31,300	28,900	655,955
November	30,450	29,100	596,418
December	31,300	30,250	699,659
2018 (through April 16)	30,400	26,700	693,532
First quarter	30,400	26,950	725,268
January	30,400	29,500	688,747
February	29,550	27,450	993,625
March	27,850	26,950	553,507
Second quarter (through April 16)	27,700	26,700	517,544
April (through April 16)	27,700	26,700	517,544

Source: KRX	KOSPI Market.

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

The price of the ADSs on the New York Stock Exchange as of the close of trading on April 16, 2018 was $13.46 per ADS. The table below shows the high and low trading prices and the average daily volume of trading activity on the New York Stock Exchange for our ADSs since January 2012:

	Price		Average Daily Trading Volume
	High	Low
	(In US$)		(Number of ADSs)
2013	18.16	14.33	528,291
2014	17.46	13.24	440,020
2015	14.85	11.83	336,711
2016	16.73	11.03	608,543
First quarter	13.54	11.03	505,970
Second quarter	14.71	13.22	591,603
Third quarter	16.73	14.17	674,686
Fourth quarter	16.31	13.66	657,875
2017	17.11	13.84	864,768
First quarter	17.10	13.84	840,494
Second quarter	17.11	15.63	775,662
Third quarter	18.6	13.87	1,298,422
Fourth quarter	15.78	13.9	891,759
November	15.6	13.91	842,314
December	15.78	15.31	671,375
2018 (through April 16)	16.01	12.9	1,037,449
First quarter	16.01	12.9	1,079,164
January	16.01	14.95	850,010
February	15.13	12.9	1,546,663
March	13.7	13.0	885,343
Second quarter (through April 16)	14.13	13.31	805,986
April (through April 16)	14.13	13.31	805,986

Source: New	York Stock Exchange.

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

Movements in KOSPI are set out in the following table together with the associated dividend yields and price earnings ratios:

					Period Average
Year	Opening	High	Low	Closing	Dividend Yield (1)(2) (Percent)	Price Earnings Ratio (2)(3)
1985	139.53	163.37	131.40	163.37	5.3	5.2
1986	161.40	279.67	153.85	272.61	4.3	7.6
1987	264.82	525.11	264.82	525.11	2.6	10.9
1988	532.04	922.56	527.89	907.20	2.4	11.2
1989	919.61	1,007.77	844.75	909.72	2.0	13.9
1990	908.59	928.82	566.27	696.11	2.2	12.8
1991	679.75	763.10	586.51	610.92	2.6	11.2
1992	624.23	691.48	459.07	678.44	2.2	10.9
1993	697.41	874.10	605.93	866.18	1.6	12.7
1994	879.32	1,138.75	855.37	1,027.37	1.2	16.2
1995	1,027.45	1,016.77	847.09	882.94	1.2	16.4
1996	882.29	986.84	651.22	651.22	1.3	17.8
1997	647.67	792.29	350.68	376.31	1.5	17.0
1998	374.41	579.86	280.00	562.46	1.9	10.8
1999	565.10	1,028.07	498.42	1,028.07	1.1	13.5
2000	1,028.33	1,059.04	500.60	504.62	2.1	12.9
2001	503.31	704.50	468.76	693.70	1.7	16.4
2002	698.00	937.61	584.04	627.55	1.6	15.2
2003	633.03	822.16	515.24	810.71	2.0	11.8
2004	821.26	936.06	719.59	895.92	2.0	13.8
2005	896.00	1,379.37	870.84	1,379.37	1.8	10.6
2006	1,383.32	1,464.70	1,203.86	1,434.46	1.6	11.1
2007	1,438.89	2,064.85	1,355.79	1,897.13	1.4	15.8
2008	1,891.45	1,888.88	938.75	1,124.47	2.6	8.9
2009	1,132.87	1,718.88	1,018.81	1,682.77	1.2	22.9
2010	1,696.14	2,051.00	1,552.79	2,051.00	1.1	18.0
2011	2,078.08	2,228.96	1,652.71	1,825.74	1.5	10.5
2012	1,826.37	2,049.28	1,769.31	1,997.05	1.3	12.3
2013	2,031.10	2,059.58	1,780.63	2,011.34	1.1	12.8
2014	1,967.19	2,082.61	1,886.85	1,915.59	1.2	13.2
2015	1,926.44	2,173.41	1,829.81	1,961.31	1.4	14.4
2016	1,918.76	2,068.72	1,835.28	2,026.46	1.6	13.5
2017	2,026.16	2,557.97	2,026.16	2,467.49	1.4	14.3
2018 (through April 16)	2,479.65	2,598.19	2,363.77	2,457.49	1.3	13.1

Source: The	KRX KOSPI Market

(1)	Dividend yields are based on daily figures. Dividend yields after January 3, 1985 include cash dividends only.

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

The number of companies listed on the KRX KOSPI Market, the corresponding total market capitalization at the end of the periods indicated and the average daily trading volume for those periods are set forth in the following table:

	Market Capitalization on the Last Day of Each Period			Average Daily Trading Volume, Value
Year	Number of Listed Companies	(Billions of Won)	(Millions of Dollars) (1)	Thousands of Shares	(Millions of Won)	(Thousands of Dollars) (1)
1985	342	6,570	7,381	18,925	12,315	13,834
1986	355	11,994	13,924	31,755	32,870	38,159
1987	389	26,172	33,033	20,353	70,185	88,583
1988	502	64,544	94,348	10,367	198,364	289,963
1989	626	95,477	140,490	11,757	280,967	414,430
1990	669	79,020	110,301	10,866	183,692	256,411
1991	686	73,118	96,107	14,022	214,263	281,629
1992	688	84,712	107,448	24,028	308,246	390,977
1993	693	112,665	139,420	35,130	574,048	710,367
1994	699	151,217	191,730	36,862	776,257	984,223
1995	721	141,151	182,201	26,130	487,762	629,613
1996	760	117,370	139,031	26,571	486,834	575,680
1997	776	70,989	50,162	41,525	555,759	392,707
1998	748	137,799	114,091	97,716	660,429	546,803
1999	725	349,504	305,137	278,551	3,481,620	3,039,655
2000	704	188,042	149,275	306,163	2,602,211	2,065,739
2001	689	253,843	191,421	473,241	1,997,420	1,506,237
2002	683	258,681	215,496	857,245	3,041,598	2,533,815
2003	684	355,363	296,679	542,010	2,216,636	1,850,589
2004	683	412,588	395,275	372,895	2,232,109	2,138,445
2005	702	655,075	646,668	467,629	3,157,662	3,117,139
2006	731	704,588	757,948	279,096	3,435,180	3,695,332
2007	746	951,887	1,014,589	363,732	5,539,588	5,904,485
2008	765	576,888	458,757	355,205	5,189,644	4,126,953
2009	770	887,316	759,949	483,902	5,783,552	4,953,367
2010	777	1,141,885	1,002,621	380,859	5,619,768	4,934,382
2011	791	1,041,999	903,493	353,760	6,863,146	5,950,877
2012	784	1,154,294	1,077,672	486,480	4,823,643	4,503,448
2013	777	1,185,974	1,123,826	328,325	3,993,422	3,784,158
2014	773	1,192,253	1,084,655	278,082	3,983,580	3,624,072
2015	770	1,242,832	1,060,437	455,256	5,351,734	4,566,326
2016	779	1,308,440	1,082,698	376,772	4,523,044	3,742,693
2017	774	1,605,821	1,498,806	340,457	5,325,760	4,970,842
2018 (through April 16)	777	1,638,626	1,531,426	393,456	7,031,950	6,571,916

Source:	The KRX KOSPI Market

(1)	Converted at the Concentration Base Rate of The Bank of Korea or the Market Average Exchange Rate as announced by Seoul Money Brokerage Services Limited, as the case may be, at the end of the periods indicated.

The Korean securities markets are principally regulated by the Financial Services Commission of Korea and the FSCMA. The Securities and Exchange Act which regulated the securities markets in the past was replaced with the FSCMA on February 4, 2009. The new law, as did the Securities and Exchange Act, imposes restrictions on insider trading and price manipulation, requires specified information to be made available by listed companies to investors and establishes rules regarding margin trading, proxy solicitation, takeover bids, acquisition of treasury shares and reporting requirements for shareholders holding substantial interests.

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

Under the FSCMA, the KRX KOSPI Market is obliged to indemnify any loss or damage incurred by a counterparty as a result of a breach by its members. If a securities company which is a member of the KRX KOSPI Market breaches its obligation in connection with a buy order, the KRX KOSPI Market is obliged to pay the purchase price on behalf of the breaching member. Therefore, the customer can acquire the securities that have been ordered to be purchased by the breaching member.

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

However, the Depositor Protection Act provides that Korea Deposit Insurance Corporation will, upon the request of the investors, pay investors up to ￦50 million in case of the securities company’s bankruptcy, liquidation, cancellation of securities business license or other insolvency events. Pursuant to the FSCMA, securities companies are required to deposit the cash received from its customers to the extent the amount not covered by the insurance with the Korea Securities Finance Corporation, a special entity established pursuant to the Securities and Exchange Act.

Set-off or attachment of cash deposits by securities companies is prohibited. The premiums related to this insurance are paid by securities companies.

Item 9.D. Selling Shareholders

Not applicable.

Item 9.E. Dilution

Not applicable.

Item 9.F. Expenses of the Issuer

Not applicable.

Item 10. Additional Information

Item 10.A. Share Capital

Currently, our authorized share capital is 1,000,000,000 shares, which consists of ordinary shares, par value ￦5,000 per share (“Ordinary Shares”) and shares of non-voting preferred stock, par value ￦5,000 per share (“Non-Voting Shares”). Ordinary Shares and Non-Voting Shares together are referred to as “Shares.” Under our articles of incorporation, we are authorized to issue Non-Voting Shares up to one-fourth of our total issued share capital. As of December 31, 2017, 261,111,808 Ordinary Shares were issued, of which 16,014,753 shares were held by the treasury stock fund or us as treasury shares. We have never issued any Non-Voting Shares. All of the issued Ordinary Shares are fully-paid and non-assessable and are in registered form. We issue share certificates in denominations of 1, 5, 10, 50, 100, 500, 1,000 and 10,000 shares.

Item 10.B. Memorandum and Articles of Association

This section provides information relating to our share capital, including brief summaries of material provisions of our articles of incorporation, the FSCMA, the Commercial Code and related laws of Korea, all as currently in effect. The following summaries are subject to, and are qualified in their entirety by reference to, our articles of incorporation and the applicable provisions of the FSCMA and the Commercial Code. We have filed a copy of our articles of incorporation as an exhibit to registration statements under the Securities Act or the Securities Exchange Act previously filed by us.

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

•	publicly offered pursuant to Articles 4 and 119 of the FSCMA;

•	issued to members of our employee stock ownership association;

•	represented by depositary receipts;

•	issued upon exercise of stock options granted to our officers and employees;

•	issued through an offering to public investors pursuant to Article 165-6 of the FSCMA, the amount of which is no more than 10% of the issued Shares;

•	issued in order to satisfy specific needs such as strategic alliance, inducement of foreign funds or new technology, improvement of financial structure or other capital raising requirement; or

•	issued to domestic or foreign financial institutions when necessary for raising funds in emergency cases.

In addition, we may issue convertible bonds or bonds with warrants, each up to an aggregate principal amount of ￦2,000 billion, to persons other than existing shareholders in the situations described above.

Members of our employee stock ownership association, whether or not they are our shareholders, generally have a preemptive right to subscribe for up to 20.0% of the Shares publicly offered pursuant to the FSCMA. This right is exercisable only to the extent that the total number of Shares so acquired and held by members of our employee stock ownership association does not then exceed 20.0% of the total number of Shares then issued (including in such total both: (i) all issued and outstanding Shares at the time the preemptive rights are exercised; and (ii) all Shares to be newly issued in the applicable share issuance transaction in connection with which such preemptive rights are exercised). As of December 31, 2017, 0.5% of the issued Shares were held by members of our employee stock ownership association.

Limitation on Shareholdings

The Telecommunications Business Act permits maximum aggregate foreign shareholding in us to be 49.0% of our total issued and outstanding Shares with voting rights (including equivalent securities with voting rights, e.g., depositary certificates and certain other equity interests). For the purposes of the foregoing, a shareholder is a “foreign shareholder” if such shareholder is: (1) a foreign person; (2) a foreign government; or (3) a company whose largest shareholder is a foreign person (including any “specially related persons” as determined under the FSCMA) or a foreign government, in circumstances where (i) such foreign person or foreign government holds, in aggregate, 15.0% or more of such company’s total voting shares, and (ii) such company holds at least 1.0% of our total issued and outstanding Shares with voting rights. For the avoidance of doubt, both of conditions (i) and (ii) in the foregoing item (3) must exist for such a company to be counted as a “foreign shareholder” for the purposes of calculating whether the 49.0% foreign shareholding threshold is reached under the Telecommunications Business Act. In addition, the Telecommunications Business Act prohibits a foreign shareholder from being our largest shareholder if such shareholder owns 5.0% or more of our Shares with voting rights. For the purposes of this restriction, any two or more foreign persons or foreign governments who enter into an agreement to act in concert in the exercise of their voting rights will be counted together and prohibited from becoming our largest shareholder in the event that they collectively hold 5.0% or more of our Shares. For the purposes of this restriction under the Foreign Investment Promotion Act, a “foreign shareholder” is defined in the same manner as described above with respect to the foreign shareholding restriction under the Telecommunications Business Act, provided, however, that no exception is made under the Foreign Investment Promotion Act regulations for companies that own less than 1.0% of our Shares (see item (3)(ii) above in this paragraph). A foreigner who has acquired the Shares in excess of such ceiling described above may not exercise its voting rights for shares in excess of such limitation, and the MSIT may require corrective measures to comply with the ownership restrictions.

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

Under the FSCMA, we must file with the Financial Services Commission and the KRX KOSPI Market (1) an annual report within 90 days after the end of our fiscal year and (2) interim reports with respect to the three month period, six month period and nine month period from the beginning of each fiscal year within 45 calendar days following the end of each period. Copies of these reports are or will be available for public inspection at the Financial Services Commission and the KRX KOSPI Market.

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

Our transfer agent is Kookmin Bank, located at 26, Gukjegeumyung-ro 8-gil, Yeongdeungpo-gu, Seoul, Korea.

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

Under the FSCMA, we may acquire Shares only by (i) purchasing on the KRX KOSPI Market, (ii) purchasing from shareholders on a pro rata basis in accordance with the number of shares held by each shareholder, or (iii) receiving Shares returned to us upon the cancellation or termination of a trust agreement with a trustee who acquired the Shares by either of the methods indicated above. The aggregate purchase price for the Shares may not exceed the total amount available for distribution of dividends at the end of the preceding fiscal year.

In general, corporate entities in which we own a 50.0% or more equity interest may not acquire our Shares.

As of December 31, 2017, there were 16,014,753 treasury shares including shares held by our treasury stock fund.

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

Item 10.D. Exchange Controls

General

The Foreign Exchange Transaction Act and the Presidential Decree and regulations under that Act and Decree (collectively the “Foreign Exchange Transaction Laws”) regulate investment in Korean securities by non-residents and issuance of securities outside Korea by Korean companies. Under the Foreign Exchange Transaction Laws, non-residents may invest in Korean securities only in compliance with the provisions of, and to the extent specifically allowed by, these laws or otherwise permitted by the Ministry of Strategy and Finance. The Financial Services Commission has also adopted, pursuant to its authority under the FSCMA, regulations that control investment by foreigners in Korean securities and regulate the issuance of securities outside Korea by Korean companies.

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

The Investment Rules require a foreign investor who wishes to invest in shares on the KRX KOSPI Market or the KRX KOSDAQ Market (including Converted Shares) to register its identity with the Financial Supervisory Service prior to making any such investment; however, the registration requirement does not apply to foreign investors who acquire Converted Shares with the intention of selling such Converted Shares within three months from the date of acquisition of the Converted Shares or who acquire the shares in an over-the-counter transaction or dispose of shares where such acquisition or disposal is a foreign direct investment as defined in the Foreign Investment Promotion Act. Upon registration, the Financial Supervisory Service will issue to the foreign investor an investment registration certificate that must be presented each time the foreign investor opens a brokerage account with a financial investment business entity. Foreigners eligible to obtain an investment registration certificate include foreign nationals who are individuals residing abroad for more than six months, foreign governments, foreign municipal authorities, foreign public institutions, corporations incorporated under foreign laws, international organizations, funds and associations as defined under the FSCMA. All Korean offices of a foreign corporation as a group are treated as a separate entity from the offices of the corporation outside Korea. However, a foreign corporation or depositary bank issuing depositary receipts may obtain one or more investment registration certificates in its name in certain circumstances as described in the relevant regulations.

Upon a foreign investor’s purchase of shares through the KRX KOSPI Market or the KRX KOSDAQ Market, no separate report by the investor is required because the investment registration certificate system is designed to control and oversee foreign investment through a computer system. However, a foreign investor’s acquisition or sale of shares outside the KRX KOSPI Market or the KRX KOSDAQ Market (as discussed above) must be reported by the foreign investor or his standing proxy to the Governor of the Financial Supervisory Service at the time of each such acquisition or sale; provided, however, that in cases where a foreigner acquires shares through the exercise of rights as a holder of ADSs (or other depositary certificates), the foreigner must cause such report to the Governor of the Financial Supervisory Service to be filed by the Korea Securities Depository; and further provided that a foreign investor must ensure that any acquisition or sale by it of shares outside the KRX KOSPI Market or the KRX KOSDAQ Market in the case of trades in connection with a tender offer, odd-lot trading of shares or trades of a class of shares for which the aggregate foreign ownership limit has been reached or exceeded, is reported to the Governor of the Financial Supervisory Service by the investment trader, the investment broker, the Korea Securities Depository or the financial securities company engaged to facilitate such transaction. A foreign investor may appoint one or more standing proxies from among the Korea Securities Depository, foreign exchange banks, including domestic branches of foreign banks, investment traders, investment brokers, the Korea Securities Depository, financial securities companies and internationally recognized custodians that satisfy all relevant requirements under the FSCMA.

Certificates evidencing shares of Korean companies must be kept in custody with an eligible custodian in Korea. Only the Korea Securities Depository, foreign exchange banks including domestic branches of foreign banks, investment traders, investment brokers, collective investment business entities and internationally recognized custodians satisfying the relevant requirements under the FSCMA are eligible to act as a custodian of shares for a non-resident or foreign investor. A foreign investor must ensure that his custodian deposits its shares with the Korea Securities Depository. However, a foreign investor may be exempted from complying with this deposit requirement with the approval of the Governor of the Financial Supervisory Service in circumstances where compliance with that requirement is made impracticable, including cases where compliance would contravene the laws of the home country of such foreign investor.

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

If you are subject to Korean taxation on capital gains from a sale of ADSs, or ordinary shares that you acquire as a result of a withdrawal, and you sell your ordinary shares or ADSs, the purchaser or, in the case of a sale of ordinary shares on the KRX KOSPI Market or through a licensed securities company in Korea, the licensed securities company, is required to withhold Korean tax from the sales price in an amount equal to 11% (including local income tax) of the gross realization proceeds and to make payment thereof to the Korean tax authorities, unless you establish your entitlement to an exemption from taxation under an applicable tax treaty or produce satisfactory evidence of your acquisition cost and the transaction costs for the ordinary shares or ADSs. In order to obtain the benefit of an exemption from tax pursuant to a tax treaty, you must submit to the purchaser or the securities company (or through the depositary), as the case may be, prior to the first payment, an exemption application, together with a certificate of your tax residence issued by a competent authority of your residence country. If you are an OIV, you must submit a report of the OIV and a schedule of beneficial owners together with their applications for exception, which you should collect from each beneficial owner. The withholding obligor must submit the application and the report to the relevant tax office by the ninth day of the month following the date of the first payment of such income. This requirement will not apply to exemptions under Korean tax law. Excess taxes withheld may be recoverable if you subsequently produce satisfactory evidence that you were entitled to have taxes withheld at a lower rate.

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

Inheritance Tax and Gift Tax

Korean inheritance tax is imposed upon (a) all assets (wherever located) of the deceased if at the time of his death he was domiciled in Korea or had resided in Korea for at least 183 days immediately prior to his death and (b) all property located in Korea which passes on death (irrespective of the domicile of the deceased). Gift tax is imposed in similar circumstances to the above. Taxes are currently imposed at the rate of 10% to 50% if the value of the relevant property is above a certain limit and vary according to the identity of the parties involved.

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

Any dividends that you receive (including any withheld taxes) will be includable in your gross income as ordinary income on the day actually or constructively received by you, in the case of ordinary shares, or by the depositary, in the case of ADSs. Such dividends will not be eligible for the dividends received deduction allowed to corporations under the Code. With respect to non-corporate United States investors, certain dividends received from a qualified foreign corporation may be subject to reduced rates of taxation. A qualified foreign corporation includes a foreign corporation that is eligible for the benefits of a comprehensive income tax treaty with the United States which the United States Treasury Department determines to be satisfactory for these purposes and which includes an exchange of information provision. The United States Treasury Department has determined that the Treaty meets these requirements, and we believe we are eligible for the benefits of the Treaty. However, non-corporate holders that do not meet a minimum holding period requirement during which they are not protected from the risk of loss or that elect to treat the dividend income as “investment income” pursuant to Section 163(d)(4) of the Code will not be eligible for the reduced rates of taxation. In addition, the rate reduction will not apply to dividends if the recipient of a dividend is obligated to make related payments with respect to positions in substantially similar or related property. This disallowance applies even if the minimum holding period has been met. You should consult your own tax advisors regarding the application of these rules to your particular circumstances.

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

Passive Foreign Investment Company

Based on the past and projected composition of our income and assets, and the valuation of our assets we do not believe we would have been a passive foreign investment company, or PFIC, for our most recent taxable year if we were taxable as a corporation for United States federal income tax purposes, and we do not expect to become a PFIC in the current taxable year or the foreseeable future, although there can be no assurance in this regard.

In general, we will be a PFIC for any taxable year in which:

•	at least 75% of our gross income is passive income, or

•	at least 50% of the value (determined based on a quarterly average) of our assets is attributable to assets that produce or are held for the production of passive income.

For this purpose, passive income generally includes dividends, interest, royalties and rents (other than royalties and rents derived in the active conduct of a trade or business and not derived from a related person). If we own at least 25% (by value) of the stock of another corporation, for purposes of determining whether we are a PFIC, we will be treated as owning our proportionate share of the other corporation’s assets and receiving our proportionate share of the other corporation’s income.

The determination of whether we are a PFIC is made annually. Accordingly, it is possible that we may become a PFIC in the current or any future taxable year due to changes in our asset or income composition. If we are a PFIC for any taxable year during which you hold our common shares, you will be subject to special tax rules discussed below.

If we are a PFIC for any taxable year during which you hold our common shares and you do not make a timely mark-to-market election, as described below, you will be subject to special tax rules with respect to any “excess distribution” received and any gain realized from a sale or other disposition, including a pledge, of common shares. Distributions received in a taxable year will be treated as excess distributions to the extent that they are greater than 125% of the average annual distributions received during the shorter of the three preceding taxable years or your holding period for the common shares. Under these special tax rules:

•	the excess distribution or gain will be allocated ratably over your holding period for the common shares,

•	the amount allocated to the current taxable year, and any taxable year prior to the first taxable year in which we were a PFIC, will be treated as ordinary income, and

•	the amount allocated to each other year will be subject to tax at the highest tax rate in effect for that year and the interest charge generally applicable to underpayments of tax will be imposed on the resulting tax attributable to each such year.

Although the determination of whether we are a PFIC is made annually, if we are a PFIC for any taxable year in which you hold our common shares, you will generally be subject to the special tax rules described above for that year and for each subsequent year in which you hold the common shares (even if we do not qualify as a PFIC in such subsequent years). However, if we cease to be a PFIC, you can avoid the continuing impact of the PFIC rules by making a special election to recognize gain as if your common shares had been sold on the last day of the last taxable year during which we were a PFIC. You are urged to consult your own tax advisor about this election.

In lieu of being subject to the special tax rules discussed above, you may make a mark-to-market election with respect to your common shares provided such common shares are treated as “marketable stock.” The common shares generally will be treated as marketable stock if they are regularly traded on a “qualified exchange or other market” (within the meaning of the applicable Treasury regulations).

If you make an effective mark-to-market election, for each taxable year that we are a PFIC you will include as ordinary income the excess of the fair market value of your common shares at the end of the year over your adjusted tax basis in the common shares. You will be entitled to deduct as an ordinary loss in each such year the excess of your adjusted tax basis in the common shares over their fair market value at the end of the year, but only to the extent of the net amount previously included in income as a result of the mark-to-market election. Your adjusted tax basis in the common shares will be increased by the amount of any income inclusion and decreased by the amount of any deductions under the mark-to-market rules. In addition, upon the sale or other disposition of your common shares in a year that we are a PFIC, any gain will be treated as ordinary income and any loss will be treated as ordinary loss, but only to the extent of the net amount of previously included income as a result of the mark-to-market election.

If you make a mark-to-market election, it will be effective for the taxable year for which the election is made and all subsequent taxable years unless the common shares are no longer regularly traded on a qualified exchange or other market, or the Internal Revenue Service consents to the revocation of the election. You are urged to consult your tax advisor about the availability of the mark-to-market election, and whether making the election would be advisable in your particular circumstances.

Alternatively, you can sometimes avoid the special tax rules described above by electing to treat a PFIC as a “qualified electing fund” under Section 1295 of the Code. However, this option is not available to you because we do not intend to comply with the requirements necessary to permit you to make this election.

If we are a PFIC for any taxable year during which you hold our common shares and any of our non-United States subsidiaries is also a PFIC, you will be treated as owning a proportionate amount (by value) of the shares of the lower-tier PFIC for purposes of the application of the PFIC rules. You are urged to consult your tax advisors about the application of the PFIC rules to any of our subsidiaries.

You will generally be required to file Internal Revenue Service Form 8621 if you hold our common shares in any year in which we are classified as a PFIC. You are urged to consult your tax advisors concerning the United States federal income tax consequences of holding common shares if we are considered a PFIC in any taxable year.

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

For our trading financial instruments, we recognized a valuation gain of ￦0 and a valuation loss of ￦2 billion in 2015, a valuation gain of ￦1 billion and a valuation loss of ￦8 billion in 2016 and a valuation gain of ￦0 billion and a valuation loss of ￦4 billion in 2017. For our hedging derivative contracts, we recognized a valuation gain of ￦142 billion, a valuation loss of ￦2 billion and accumulated other comprehensive income of ￦148 billion in 2015, a valuation gain of ￦109 billion, a valuation loss of ￦0.1 billion and accumulated other comprehensive income of ￦85 billion in 2016 and a valuation gain of ￦0.1 billion, a valuation loss of ￦210 billion and accumulated other comprehensive loss of ￦147 billion in 2017. For further details regarding the assets, liabilities, gains and losses recorded relating to our derivative contracts outstanding as of December 31, 2015, 2016 and 2017, see Note 7 to the Consolidated Financial Statements.

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

The following table shows our assets and liabilities denominated in foreign currency as of December 31, 2015, 2016 and 2017:

	As of December 31,
	2015		2016		2017
(in thousands of foreign currencies)	Financial assets	Financial liabilities	Financial assets	Financial liabilities	Financial assets	Financial liabilities
U.S. Dollar	183,254	2,351,003	210,474	2,536,090	236,476	1,908,831
Special Drawing Right	444	849	311	737	306	738
Japanese Yen	73,716	40,279,411	80,555	21,802,051	28,267	21,801,443
British Pound	8	888	1	151	—	74
Euro	29	29	40	2,571	186	3,625
Algerian Dinar	—	—	471	—	47	—
Chinese Yuan	15,562	107	15,262	381	46,555	10
Uzbekistani Som	—	—	39,531	—	136,787	—
Rwandan Franc	—	—	1,203	—	3,346	—
Indonesian Rupiah	—	—	15,646,011	53,142,167	14,886,393	710,162
Myanmar Kyat	—	—	2,750	—	84	—
Tanzanian Shilling	—	—	29,987	—	317,348	—
Botswana Pula	—	—	15	—	42	—
Hong Kong Dollar	9	—	254	—	—	—
Bangladeshi Taka	6	—	69,473	—	38,074	—
Polish Zloty	207,273	—	106,025	—	338	—
Vietnamese Dong	270,000	—	515,412	—	311,649	—
Swiss Franc	—	—	—	—	—	12

As of December 31, 2015, 2016 and 2017, a 10% increase in the exchange rate between the Won and all foreign currencies, with all other variables held constant, would have decreased our income before income tax by ￦52 billion, ￦28 billion and ￦10 billion, respectively, and total equity by ￦46 billion, ￦24 billion and ￦7 billion, respectively, with a 10% decrease in the exchange rate having the opposite effect. The foregoing sensitivity analysis assumes that all variables other than foreign exchange rates are held constant, and as such, does not reflect any correlation between foreign exchange rates and other variables, nor our decision to decrease the risk. See Note 35 to the Consolidated Financial Statements.

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

The following table summarizes the principal amounts, fair values, principal cash flows by maturity date and weighted average interest rates of our short-term and long-term liabilities as of December 31, 2017 which are sensitive to exchange rates and/or interest rates. The information is presented in Won, which is our reporting currency:

						December 31, 2017
	2018	2019	2020	2021	Thereafter	Total	Fair Value
	(in millions of Won, except rates)
Local currency:
Fixed rate	1,039,266	582,318	501,875	992,368	1,692,475	4,808,302	4,830,307
Average weighted rate (1)	3.86%	2.83%	3.20%	4.04%	3.12%	3.45%	—
Variable rate	—	—	—	—	—	—	—
Average weighted rate (1)	—%	—%	—%	—%	—%	—%	—%

Sub-total	1,039,266	582,318	501,875	992,368	1,692,475	4,808,302	4,830,307

Foreign currency:
Fixed rate	206,906	375,015	518	25	974,753	1,557,217	1,564,967
Average weighted rate (1)	0.60%	2.63%	1.52%	2.00%	3.01%	2.60%	—
Variable rate	327,848	6,428	3,214	—	—	337,490	343,052
Average weighted rate (1)	2.84%	2.40%	2.40%	—%	—%	2.82%	—

Subtotal	534,754	381,443	3,732	25	974,753	1,894,707	1,908,019

Total	1,574,020	963,761	505,607	992,393	2,667,228	6,703,009	6,738,326

(1)	Weighted average rates of the portfolio at the period end.

As of December 31, 2015, 2016 and 2017, a 100 basis point increase in the market interest rate, with all other variables held constant, would have decreased our profit before income tax by ￦4 billion and ￦3 billion and increased our profit before income tax by ￦2 billion, respectively. As of December 31, 2015, 2016 and 2017, such increase, with all other variables held constant, would have decreased our shareholders’ equity by ￦245 million and ￦2 billion and increased our shareholders’ equity by ￦5 billion, respectively.

As of December 31, 2015, 2016 and 2017, a 100 basis point decrease in the market interest rates, with all other variables held constant, would have increased our profit before income tax by ￦4 billion and ￦3 billion and decreased our profit before income tax by ￦2 billion, respectively. As of December 31, 2015, 2016 and 2017, a 100 basis point decrease in the market interest rates, with all other variables held constant, would have decreased our shareholders’ equity by ￦6 billion, ￦5 billion and ￦5 billion, respectively. The foregoing sensitivity analysis assumes that all variables other than market interest rates are held constant, and as such, does not reflect any correlation between market interest rates and other variables, nor our decision to decrease the risk, but reflects the effects of derivative contracts in place at the time of conducting the analysis.

Equity Price Risk

We are also subject to market risk exposure arising from changes in the equity securities market, which affect the fair value of our equity portfolio. As of December 31, 2015, 2016 and 2017, a 10% increase in the equity indices where our marketable equity securities are listed, with all other variables held constant, would have increased our total equity by ￦3 billion, ￦0.5 billion and ￦0.7 billion, respectively, with a 10% decrease in the equity index having the opposite effect. The foregoing sensitivity analysis assumes that all variables other than changes in the equity index are held constant, and that our marketable equity instruments had moved according to the historical correlation to the index, and as such, does not reflect any correlation between the equity index and other variables.

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

Fees and Payments from the Depositary to Us

In 2017, we received the following payments, after deduction of applicable U.S. taxes, from the depositary:

Reimbursement of NYSE listing fees	$92,582.00

Reimbursement of SEC filing fees	$148,532.41

Reimbursement of settlement infrastructure fees (including maintenance fees)	$104,870.57

Reimbursement of proxy process expenses (printing, postage and distribution)	$29,983.01

Reimbursement of legal fees (reimbursement received in April 2017 in respect of 2016)	$322,255.59

Contributions toward our investor relations efforts (including non-deal roadshows, investor conferences and investor relations agency fees)	$473,715.68

PART II

Item 13. Defaults, Dividend Arrearages and Delinquencies

Not applicable.

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds

Not applicable.

Item 15. Controls and Procedures

Disclosure Controls and Procedures

Our management has evaluated, with the participation of our chief executive officer and chief financial officer, the effectiveness of our disclosure controls and procedures, as such term is defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act, as of December 31, 2017. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives. Based upon our evaluation, our chief executive officer and chief financial officer concluded that our disclosure controls and procedures were effective as of December 31, 2017. Our disclosure controls and procedures are designed to ensure that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the Commission’s rules and forms. Our disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our chief executive officer and chief financial officer, as appropriate to allow timely decisions regarding required disclosure.

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

Our management has performed an assessment of the effectiveness of our internal control over financial reporting as of December 31, 2017, utilizing the criteria discussed in the Internal Control—Integrated Framework 2013 issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, we concluded that our internal control over financial reporting was effective as of December 31, 2017.

Samil PricewaterhouseCoopers, an independent registered public accounting firm, which also audited our consolidated financial statements as of, and for the year ended December 31, 2017, as stated in their report which is included herein, has issued an attestation report on the effectiveness of our internal control over financial reporting.

Attestation Report of the Registered Public Accounting Firm

The attestation report of our independent registered public accounting firm on the effectiveness of our internal control over financial reporting is furnished in Item 18 of this Form 20-F.

Changes in Internal Control Over Financial Reporting

There has been no change in our internal control over financial reporting during 2017 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Item 16. [Reserved]

Item 16A. Audit Committee Financial Expert

Our Audit Committee is comprised of Suk-Gwon Chang, Jong-Gu Kim, Sang Kyun Cha and Il Lim. The board of directors has determined that Suk-Gwon Chang is the financial expert of the Audit Committee. Suk-Gwon Chang is independent as such term is defined in Section 303A.02 of the NYSE Listed Company Manual, Rule 10A-3 under the Exchange Act and the Korea Stock Exchange listing standards.

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

Item 16C. Principal Accountant Fees and Services

Audit and Non-Audit Fees

The following table sets forth the fees billed to us by Samil PricewaterhouseCoopers, our independent registered public accounting firm, during the fiscal year ended December 31, 2016 and 2017. Such fees exclude the fees billed for work associated with our foreign subsidiaries which Samil PricewaterhouseCoopers did not provide services and with our former subsidiaries.

	Year Ended December 31,
	2016		2017
	(In millions)
Audit fees (1)	￦	3,090	￦	3,373
Audit-related fees		—		—
Tax fees (2)		78		68
All other fees		—		—

Total fees	￦	3,168	￦	3,441

(1)	Audit fees consist of fees for the annual audit and quarterly review services engagement and the comfort letters.

(2)	Tax fees consist of fee for tax services which are mainly the preparation or non-recurring tax compliance review of original or amended tax returns.

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

Item 16E.  Purchases of Equity Securities by the Issuer and Affiliated Purchasers

The following table sets forth the repurchases of ordinary shares by us or any affiliated purchasers during the fiscal year ended December 31, 2017:

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

Nominating/Corporate Governance Committee

Listed companies must have a nominating/corporate governance committee composed entirely of independent directors.	We have not established a nominating/corporate governance committee composed entirely of independent directors. However, we maintain an Outside Director Candidate Nominating Committee composed of all of our outside directors and one standing director. We also maintain a Corporate Governance Committee comprised of four outside directors and one standing director. The committee is responsible for the review of matters with respect to our Corporate Governance Guidelines and our performance under such guidelines to monitor effectiveness of our corporate governance.

NYSE Corporate Governance Standards	KT Corporation’s Corporate Governance Practice
Compensation Committee

Listed companies must have a compensation committee composed entirely of independent directors.	We maintain an Evaluation and Compensation Committee composed of four outside directors.

Executive Session

Non-management directors must meet in regularly scheduled executive sessions without management.	Our outside directors hold meetings solely attended by outside directors in accordance with the charter of our board of directors.

Audit Committee

Listed companies must have an audit committee which has a minimum of three directors and satisfy the requirements of Rule 10A-3 under the Exchange Act.	We maintain an Audit Committee comprised of four outside directors who meet the applicable independence criteria set forth under Rule 10A-3 under the Exchange Act.

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

Item 16H.  Mine Safety Disclosure

Not applicable.

PART III

Item 17.  Financial Statements

Not applicable.

Item 18.  Financial Statements

AUDITED CONSOLIDATED ANNUAL FINANCIAL STATEMENTS OF KT CORPORATION

Item 19. Exhibits

1	Articles of Incorporation of KT Corporation (English translation)

2.1*	Deposit Agreement dated as of May 25, 1999 entered into among KT Corporation, Citibank, N.A., as depositary, and all Holders and Beneficial Owners of American Depositary Shares evidenced by the American Depositary Receipts issued thereunder, including the form of American depositary receipt (incorporated herein by reference to Exhibit (a)(i) of the Registrant’s Registration Statement (Registration No. 333-13578) on Form F-6)

2.2*	Form of Amendment No. 1 Deposit Agreement dated as of May 25, 1999 entered into among KT Corporation, Citibank, N.A., as depositary, and all Holders and Beneficial Owners of American Depositary Shares evidenced by the American Depositary Receipts issued thereunder, including the form of American depositary receipt (incorporated herein by reference to Exhibit (a)(ii) of the Registrant’s Registration Statement (Registration No. 333-13578) on Form F-6)

2.3*	Letter from Citibank, N.A., as depositary, to the Registrant relating to the pre-release of the American depositary receipts (incorporated herein by reference to the Registrant’s Registration Statement (Registration No. 333-10330) on Form F-6)(P)

2.4*	Letter from Citibank, N.A., as depositary, to the Registrant relating to the establishment of a direct registration system for ADSs and the issuance of uncertified ADSs as part of the direct registration system. (incorporated herein by reference to Exhibit 2.4 of the Registrant’s Annual Report on Form 20-F filed on June 30, 2008)

8.1	List of subsidiaries of KT Corporation

12.1	Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2	Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1	Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1	The Framework Act on Telecommunications (English translation)

15.2*	Enforcement Decree of the Framework Act on Telecommunications (English translation) (incorporated herein by reference to Exhibit 15.2 of the Registrant’s Annual Report on Form 20-F filed on April 29, 2015)

15.3	The Telecommunications Business Act (English translation)

15.4	Enforcement Decree of the Telecommunications Business Act (English translation)

101	Interactive Data Files (XBRL-Related Documents)

*	Filed previously.
(P)	Paper filing.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

KT CORPORATION
(Registrant)

/s/ CHANG-GYU HWANG
Name: Chang-Gyu Hwang
Title: Chief Executive Officer

Date: April 30, 2018

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of KT Corporation

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated statements of financial position of KT Corporation and its subsidiaries as of December 31, 2017 and 2016, and the related consolidated statements of operations, of comprehensive income (loss), of changes in equity and of cash flows for each of the three years in the period ended December 31, 2017, including the related notes (collectively referred to as the “consolidated financial statements”). We also have audited the Company’s internal control over financial reporting as of December 31, 2017, based on criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2017 and 2016, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2017 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2017, based on criteria established in Internal Control—Integrated Framework (2013) issued by the COSO.

Basis for Opinions

The Company’s management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the Management’s Annual Report on Internal Control Over Financial Reporting in Item 15 of Form 20-F. Our responsibility is to express opinions on the Company’s consolidated financial statements and on the Company’s internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.

Our audits of the consolidated financial statements included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

Definition and Limitations of Internal Control over Financial Reporting

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

/s/ Samil PricewaterhouseCoopers

Seoul, Korea April 30, 2018

We have served as the Company’s auditor since 2010.

KT Corporation and Subsidiaries

Consolidated Statements of Financial Position

December 31, 2016 and 2017

(in millions of Korean won)	Notes	2016		2017

Assets

Current assets
Cash and cash equivalents	4, 5	￦	2,900,311	￦	1,928,182
Trade and other receivables, net	4, 6		5,327,352		5,814,283
Other financial assets	4, 7		720,555		972,631
Current income tax assets			2,079		9,030
Inventories, net	8		454,588		642,027
Current assets held for sale			—		7,230
Other current assets	9		311,135		304,860

Total current assets			9,716,020		9,678,243

Non-current assets
Trade and other receivables, net	4, 6		709,011		828,832
Other financial assets	4, 7		664,726		754,992
Property, plant and equipment, net	10, 20		14,312,111		13,562,319
Investment properties, net	11		1,148,044		1,189,531
Intangible assets, net	12		3,022,803		2,632,704
Investments in associates and joint ventures	13		284,075		279,431
Deferred income tax assets	28		701,409		712,222
Other non-current assets	9		106,099		107,165

Total non-current assets			20,948,278		20,067,196

Total assets		￦	30,664,298	￦	29,745,439

KT Corporation and Subsidiaries

Consolidated Statements of Financial Position (Continued)

December 31, 2016 and 2017

(in millions of Korean won)	Notes	2016		2017

Liabilities

Current liabilities
Trade and other payables	4, 14	￦	7,139,771	￦	7,424,134
Borrowings	4, 15		1,820,001		1,573,474
Other financial liabilities	4,7		233		37,223
Current income tax liabilities	28		88,739		68,880
Provisions	16		96,485		78,172
Deferred revenue			35,617		17,906
Other current liabilities	9		342,291		258,315

Total current liabilities			9,523,137		9,458,104

Non-current liabilities
Trade and other payables	4, 14		1,188,311		1,001,369
Borrowings	4, 15		6,300,790		5,110,188
Other financial liabilities	4,7		108,431		149,267
Defined benefit liabilities, net	17		378,404		395,079
Provisions	16		100,694		124,858
Deferred revenue			85,372		91,698
Deferred income tax liabilities	28		137,680		128,462
Other non-current liabilities	9		58,761		237,284

Total non-current liabilities			8,358,443		7,238,205

Total liabilities			17,881,580		16,696,309

Equity

Share capital	21		1,564,499		1,564,499
Share premium			1,440,258		1,440,258
Retained earnings	22		9,644,483		9,826,926
Accumulated other comprehensive income	23		(1,432)		30,985
Other components of equity	23		(1,217,934)		(1,205,302)

Equity attributable to owners of the Controlling Company			11,429,874		11,657,366

Non-controlling interest			1,352,844		1,391,764

Total equity			12,782,718		13,049,130

Total liabilities and equity		￦	30,664,298	￦	29,745,439

The above consolidated staements of financial position should be read in conjunction with the accompanying notes.

KT Corporation and Subsidiaries

Consolidated Statements of Operations

Years ended December 31, 2015, 2016 and 2017

(in millions of Korean won, except per share amounts)
	Notes	2015		2016		2017

Continuing operations:
Operating revenue	25	￦	22,699,856	￦	23,120,878	￦	23,546,929
Revenue			22,211,673		22,755,006		23,259,541
Others			488,183		365,872		287,388
Operating expenses	26		21,622,788		21,781,098		22,477,837

Operating profit			1,077,068		1,339,780		1,069,092
Finance income	27		272,860		296,139		406,328
Finance costs	27		(645,331)		(515,087)		(644,531)
Share of net profits of associates and joint venture	13		6,144		2,599		(13,892)

Profit from continuing operations before income tax			710,741		1,123,431		816,997
Income tax expense	28		227,131		328,314		270,656

Profit from continuing operations			483,610		795,117		546,341

Discontinued Operations
Profit from discontinued operations			141,075		—		—

Profit for the year		￦	624,685	￦	795,117	￦	546,341

Profit for the year attributable to:
Owners of the Controlling Company		￦	546,361	￦	708,362	￦	461,559
Profit from continuing operations			404,045		708,362		461,559
Profit from discontinued operations			142,316		—		—
Non-controlling interest		￦	78,324	￦	86,755	￦	84,782
Profit from continuing operations			79,565		86,755		84,782
Loss from discontinued operations			(1,241)		—		—
Earnings per share attributable to the equity holders of the Controlling Company during the year (in Korean won):
Basic earnings per share	29	￦	2,231	￦	2,893	￦	1,884
From continuing operations			1,650		2,893		1,884
From discontinued operations			581		—		—
Diluted earnings per share	29	￦	2,231	￦	2,891	￦	1,883
From continuing operations			1,650		2,891		1,883
From discontinued operations			581		—		—

The above consolidated staements of financial position should be read in conjunction with the accompanying notes.

KT Corporation and Subsidiaries

Consolidated Statements of Comprehensive Income

Years ended December 31, 2015, 2016 and 2017

(in millions of Korean won)
	Notes	2015		2016		2017

Profit for the year		￦	624,685	￦	795,117	￦	546,341
Other comprehensive income
Items that will not be reclassified to profit or loss:
Remeasurements of the net defined benefit liability	17		(37,872)		4,213		(83,962)
Shares of remeasurement gain (loss) of associates and joint ventures			(2,407)		116		(115)
Items that may be subsequently reclassified to profit or loss:
Changes in value of available-for-sale financial assets			47,381		10,925		51,235
Other comprehensive income from available-for sale financial assets reclassified to loss			(83,397)		(3,840)		(55,450)
Net gain (loss) on cash flow hedges			111,914		64,796		(111,083)
Other comprehensive income (loss) from cash flow hedges reclassified to gain (loss)			(97,962)		(75,871)		141,929
Shares of other comprehensive income (loss) from associates and joint ventures			(1,608)		(602)		10,280
Exchange differences on translation of foreign operations			(4,884)		(5,407)		(21,122)

Total other comprehensive loss			(68,835)		(5,670)		(68,288)

Total comprehensive income for the year		￦	555,850	￦	789,447	￦	478,053

Total comprehensive income for the year attributable to:
Owners of the Controlling Company			495,139		701,685		413,149
Non-controlling interest			60,711		87,762		64,904

The above consolidated staements of financial position should be read in conjunction with the accompanying notes.

KT Corporation and Subsidiaries

Consolidated Statements of Changes in Equity

Years ended December 31, 2015, 2016 and 2017

		Attributable to owners of the Controlling Company
(in millions of Korean won)	Notes	Share capital		Share premium		Retained earnings		Accumulated other comprehensive income		Other components of equity		Total		Non-controlling interest		Total equity
Balance as of January 1, 2015		￦	1,564,499	￦	1,440,258	￦	8,568,399	￦	25,790	￦	(1,260,709)	￦	10,338,237	￦	1,449,320	￦	11,787,557

Comprehensive income
Profit for the year			—		—		546,361		—		—		546,361		78,324		624,685
Changes in value of available-for-sale financial assets	4,7		—		—		—		(24,310)		—		(24,310)		(11,706)		(36,016)
Remeasurements of the net defined benefit liability	17		—		—		(37,914)		—		—		(37,914)		42		(37,872)
Valuation loss on cash flow hedge	4,7		—		—		—		13,924		—		13,924		28		13,952
Shares of other comprehensive losses of joint ventures and associates			—		—		—		(1,357)		—		(1,357)		(251)		(1,608)
Shares of gain on remeasurements of joint ventures and associates			—		—		(2,109)		—		—		(2,109)		(298)		(2,407)
Exchange differences on translation of foreign operations			—		—		—		(177)		—		(177)		(4,707)		(4,884)

Total comprehensive income for the year			—		—		506,338		(11,920)		—		494,418		61,432		555,850

Transactions with equity holders
Dividends paid to non-controlling interest of subsidiaries			—		—		—		—		—		—		(41,575)		(41,575)
Appropriation of loss on disposal of treasury stock			—		—		(24,766)		—		24,766		—		—		—
Changes in consolidation scope			—		—		—		—		—		—		(154,188)		(154,188)
Change in ownership interest in subsidiaries			—		—		—		—		(2,968)		(2,968)		2,699		(269)
Others			—		—		—		—		6,048		6,048		2,708		8,756

Subtotal			—		—		(24,766)		—		27,846		3,080		(190,356)		(187,276)

Balance as of December 31, 2015		￦	1,564,499	￦	1,440,258	￦	9,049,971	￦	13,870	￦	(1,232,863)	￦	10,835,735	￦	1,320,396	￦	12,156,131

The above consolidated staements of financial position should be read in conjunction with the accompanying notes.

KT Corporation and Subsidiaries

Consolidated Statements of Changes in Equity (Continued)

Years ended December 31, 2015, 2016 and 2017

		Attributable to owners of the Controlling Company
(in millions of Korean won)	Notes	Share capital		Share premium		Retained earnings		Accumulated other comprehensive income		Other components of equity		Total		Non-controlling interest		Total equity
Balance as of January 1, 2016		￦	1,564,499	￦	1,440,258	￦	9,049,971	￦	13,870	￦	(1,232,863)	￦	10,835,735	￦	1,320,396	￦	12,156,131

Comprehensive income
Profit for the year			—		—		708,362		—		—		708,362		86,755		795,117
Changes in value of available-for-sale financial assets	4,7		—		—		—		1,691				1,691		5,394		7,085
Remeasurements of the net defined benefit liability	17		—		—		8,531		—		—		8,531		(4,318)		4,213
Valuation loss on cash flow hedge	4,7		—		—		—		(11,075)		—		(11,075)		—		(11,075)
Shares of other comprehensive losses of joint ventures and associates			—		—		—		(571)		—		(571)		(31)		(602)
Shares of gain on remeasurements of joint ventures and associates			—		—		94		—		—		94		22		116
Exchange differences on translation of foreign operations			—		—		—		(5,347)		—		(5,347)		(60)		(5,407)

Total comprehensive income for the year			—		—		716,987		(15,302)		—		701,685		87,762		789,447

Transactions with equity holders
Dividends paid by the Controlling Company			—		—		(122,425)		—		—		(122,425)		—		(122,425)
Dividends paid to non-controlling interest of subsidiaries			—		—		—		—		—		—		(61,674)		(61,674)
Changes in consolidation scope			—		—		—		—		11,369		11,369		(15,550)		(4,181)
Change in ownership interest in subsidiaries			—		—		(50)		—		50		—		—		—
Appropriation of loss on disposal of treasury stock			—		—		—		—		—		—		21,769		21,769
Others			—		—		—		—		3,510		3,510		141		3,651

Subtotal			—		—		(122,475)		—		14,929		(107,546)		(55,314)		(162,860)

Balance at December 31, 2016		￦	1,564,499	￦	1,440,258	￦	9,644,483	￦	(1,432)	￦	(1,217,934)	￦	11,429,874	￦	1,352,844	￦	12,782,718

The above consolidated staements of financial position should be read in conjunction with the accompanying notes.

KT Corporation and Subsidiaries

Consolidated Statements of Changes in Equity (Continued)

Years ended December 31, 2015, 2016 and 2017

		Attributable to owners of the Controlling Company
(in millions of Korean won)	Notes	Share capital	Share premium		Retained earnings		Accumulated other comprehensive income		Other components of equity		Total		Non-controlling interest		Total equity
Balance as of January 1, 2017		￦ 1,564,499	￦	1,440,258	￦	9,644,483	￦	(1,432)	￦	(1,217,934)	￦	11,429,874	￦	1,352,844	￦	12,782,718

Comprehensive income
Profit for the year		—		—		461,559		—		—		461,559		84,782		546,341
Changes in value of available-for-sale financial assets	4,7	—		—		—		(1,433)				(1,433)		(2,782)		(4,215)
Remeasurements of the net defined benefit liability	17	—		—		(80,711)		—		—		(80,711)		(3,251)		(83,962)
Valuation gains on cashflow hedge	4,7	—		—		—		30,846		—		30,846		—		30,846
Shares of other comprehensive income of associates and joint ventures		—		—		—		10,148		—		10,148		132		10,280
Shares of loss on remeasurements of associates and joint ventures		—		—		(116)		—		—		(116)		1		(115)
Exchange differences on translation of foreign operations		—		—		—		(7,144)		—		(7,144)		(13,978)		(21,122)

Total comprehensive income for the year		—		—		380,732		32,417		—		413,149		64,904		478,053

Transactions with owners
Dividends paid by the Controlling Company		—		—		(195,977)		—		—		(195,977)		—		(195,977)
Dividends paid to non-controlling interest of subsidiaries		—		—		—		—		—		—		(47,162)		(47,162)
Changes in consolidation scope		—		—		—		—		—		—		250		250
Change in ownership interest in subsidiaries		—		—		—		—		5,441		5,441		21,242		26,683
Appropriations of loss on disposal of treasury stock		—		—		(2,312)		—		2,312		—		—		—
Others		—		—		—		—		4,879		4,879		(314)		4,565

Subtotal		—		—		(198,289)		—		12,632		(185,657)		(25,984)		(211,641)

Balance as of December 31, 2017		￦ 1,564,499	￦	1,440,258	￦	9,826,926	￦	30,985	￦	(1,205,302)	￦	11,657,366	￦	1,391,764	￦	13,049,130

The above consolidated staements of financial position should be read in conjunction with the accompanying notes.

KT Corporation and Subsidiaries

Consolidated Statements of Cash Flows

Years ended December 31, 2015, 2016 and 2017

(in millions of Korean won)
	Notes	2015		2016		2017

Cash flows from operating activities
Cash generated from operations	31	￦	4,579,260	￦	5,202,520	￦	4,318,884
Interest paid			(436,363)		(372,525)		(252,405)
Interest received			128,422		104,679		93,769
Dividends received			35,768		10,824		10,843
Income tax paid			(77,122)		(174,748)		(293,342)

Net cash inflow from operating activities			4,229,965		4,770,750		3,877,749

Cash flows from investing activities
Collection of loans			38,856		47,887		55,190
Loans granted			(79,136)		(57,400)		(59,800)
Disposal of derivatives			176,681		—		—
Disposal of available-for-sale financial assets			243,125		35,791		146,429
Acquisition of available-for-sale financial assets			(99,111)		(44,302)		(89,027)
Disposal of investments in associates and joint ventures			42,946		11,074		59,818
Acquisition of investments in associates and joint ventures			(12,238)		(38,675)		(41,780)
Disposal of current and non-current financial instruments			363,260		293,283		645,686
Acquisition of current and non-current financial instruments			(341,373)		(597,345)		(1,231,917)
Disposal of property and equipment, and investment properties			28,303		93,401		68,229
Acquisition of property and equipment, and investment properties			(3,115,728)		(2,764,346)		(2,442,223)
Disposal of intangible assets			25,841		17,891		22,680
Acquisition of intangible assets			(399,377)		(455,763)		(613,556)
Increase in cash due to exclusion from consolidation scope			741,834		—		—
Cash inflow(outflow) from changes in scope of consolidation			(15,751)		(26,454)		(2,974)

Net cash outflow from investing activities			(2,401,868)		(3,484,958)		(3,483,245)

Cash flows from financing activities
Proceeds from borrowings and debentures			5,675,302		1,122,898		616,257
Repayments of borrowings and debentures			(6,648,177)		(1,768,768)		(1,780,174)
Settlement of derivative assets and liabilities, net			(3,371)		(33,199)		71,370
Cash inflow from consolidated capital transactions			—		800		27,261
Cash outflow from consolidated capital transactions			—		(5,140)		(300)
Cash inflow from other financing activities			—		—		16,962
Dividends paid to shareholders			(41,575)		(184,099)		(243,140)
Decrease in finance leases liabilities			(146,175)		(75,763)		(71,735)

Net cash outflow from financing activities			(1,163,996)		(943,271)		(1,363,499)

Effect of exchange rate change on cash and cash equivalents			6,700		(1,674)		(3,134)

Net increase (decrease) in cash and cash equivalents			670,801		340,847		(972,129)
Cash and cash equivalents
Beginning of the year			1,888,663		2,559,464		2,900,311

End of the year		￦	2,559,464	￦	2,900,311	￦	1,928,182

The above consolidated staements of financial position should be read in conjunction with the accompanying notes.

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2015, 2016 and 2017

1.	General Information

The consolidated financial statements include the accounts of KT Corporation, which is the controlling company as defined under IFRS 10, Consolidated Financial Statements, and its 59 controlled subsidiaries as described in Note 1.2 (collectively referred to as the “Group”).

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

On December 23, 1998, the Controlling Company’s shares were listed on the Korea Exchange.

On May 29, 1999, the Controlling Company issued 24,282,195 additional shares and issued American Depository Shares (ADS), representing new shares and 20,813,311 government-owned shares, at the New York Stock Exchange. On July 2, 2001, the additional ADS representing 55,502,161 government-owned shares were issued at the New York Stock Exchange.

In 2002, the Controlling Company acquired the entire government-owned shares in accordance with the Korean government’s privatization plan. As of the end of the reporting period, the Korean government does not own any share in the Controlling Company.

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2015, 2016 and 2017

Consolidated Subsidiaries

The consolidated subsidiaries as of December 31, 2016 and 2017, are as follows:

			Controlling percentage ownership[1] (%)
Subsidiary	Type of Business	Location	December 31, 2016	December 31, 2017	Closing month
KT Powertel Co., Ltd. [2]	Trunk radio system business	Korea	44.8%	44.8%	December
KT Linkus Co., Ltd.	Public telephone maintenance	Korea	91.4%	91.4%	December
KT Submarine Co., Ltd. [2,3]	Submarine cable construction and maintenance	Korea	39.3%	39.3%	December
KT Telecop Co., Ltd.	Security service	Korea	86.8%	86.8%	December
KT Hitel Co., Ltd.	Data communication	Korea	67.1%	67.1%	December
KT Service Bukbu Co., Ltd.	Opening services of fixed line	Korea	67.3%	67.3%	December
KT Service Nambu Co., Ltd.	Opening services of fixed line	Korea	77.3%	77.3%	December
KT Commerce Inc.	B2C, B2B service	Korea	100.0%	100.0%	December
KT New Business Fund No.1	Investment fund	Korea	100.0%	100.0%	December
KT Strategic Investment Fund No.1	Investment fund	Korea	100.0%	100.0%	December
KT Strategic Investment Fund No.2	Investment fund	Korea	100.0%	100.0%	December
KT Strategic Investment Fund No.3	Investment fund	Korea	100.0%	100.0%	December
KT Strategic Investment Fund No.4	Investment fund	Korea	—	100.0%	December
BC Card Co., Ltd.	Credit card business	Korea	69.5%	69.5%	December
VP Inc.	Payment security service for credit card, others	Korea	50.9%	50.9%	December
H&C Network	Call centre for financial sectors	Korea	100.0%	100.0%	December
BC Card China Co., Ltd.	Software development and data processing	China	100.0%	100.0%	December
INITECH Co., Ltd.[4]	Internet banking ASP and security solutions	Korea	58.2%	58.2%	December
Smartro Co., Ltd.	VAN (Value Added Network) business	Korea	81.1%	81.1%	December
KTDS Co., Ltd.[4]	System integration and maintenance	Korea	95.5%	95.5%	December
KT M Hows Co., Ltd.	Mobile marketing	Korea	90.0%	90.0%	December
KT M&S Co., Ltd.	PCS distribution	Korea	100.0%	100.0%	December
GENIE Music Corporation(KT Music Corporation)[2]	Online music production and distribution	Korea	49.9%	42.5%	December
KT Skylife Co., Ltd.[4]	Satellite broadcasting business	Korea	50.3%	50.3%	December
Skylife TV Co., Ltd.	TV contents provider	Korea	92.6%	92.6%	December
KT Estate Inc.	Residential building development and supply	Korea	100.0%	100.0%	December
KT AMC Co., Ltd.	Asset management and consulting services	Korea	100.0%	100.0%	December
NEXR Co., Ltd.	Cloud system implementation	Korea	100.0%	100.0%	December

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2015, 2016 and 2017

			Controlling percentage ownership[1] (%)
Subsidiary	Type of Business	Location	December 31, 2016	December 31, 2017	Closing month
KTSB Data service	Data centre development and related service	Korea	51.0%	51.0%	December
KT Sat Co., Ltd.	Satellite communication business	Korea	100.0%	100.0%	December
KT Innoedu Co	E-learning business	Korea	96.8%	—	December
Nasmedia, Inc.[3]	Online advertisement	Korea	42.8%	42.8%	December
KT Sports	Management of sports group	Korea	100.0%	100.0%	December
KT Music Contents Fund No.1	Music contents investment business	Korea	80.0%	80.0%	December
KT Music Contents Fund No.2	Music contents investment business	Korea	—	100.0%	December
KT-Michigan Global Content Fund	Content investment business	Korea	88.6%	88.6%	December
Autopion Co., Ltd.	Service for information and communication	Korea	100.0%	100.0%	December
KTCS Corporation [2,4]	Database and online information provider	Korea	30.9%	30.9%	December
KTIS Corporation [2,4]	Database and online information provider	Korea	30.1%	30.1%	December
KT M mobile	Special category telecommunications operator and sales of communication device	Korea	100.0%	100.0%	December
KT Investment Co., Ltd.	Technology business finance	Korea	100.0%	100.0%	December
NgenBio	Medicine and Pharmacy development business	Belgium	49.8%	—	December
Whowho&Company Co., Ltd.	Software development and supply	Korea	100.0%	100.0%	December
PlayD Co., Ltd. (N Search Marketing Co., Ltd.)	Advertising agency business	Korea	100.0%	100.0%	December
KT Rwanda Networks Ltd.	Network installation and management	Rwanda	51.0%	51.0%	December
AOS Ltd.	System integration and maintenance	Rwanda	51.0%	51.0%	December
KT Belgium	Foreign investment business	Belgium	100.0%	100.0%	December
KT ORS Belgium	Foreign investment business	Belgium	100.0%	100.0%	December
Korea Telecom Japan Co., Ltd.	Foreign telecommunication business	Japan	100.0%	100.0%	December
KBTO sp.zo.o.	Electronic communication business	Poland	75.0%	94.0%	December
Korea Telecom China Co., Ltd.	Foreign telecommunication business	China	100.0%	100.0%	December
KT Dutch B.V	Super iMax and East Telecom management	Netherlands	100.0%	100.0%	December
Super iMax LLC	Wireless high speed internet business	Uzbekistan	100.0%	100.0%	December
East Telecom LLC	Fixed line telecommunication business	Uzbekistan	91.0%	91.0%	December

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2015, 2016 and 2017

			Controlling percentage ownership[1] (%)
Subsidiary	Type of Business	Location	December 31, 2016	December 31, 2017	Closing month
Korea Telecom America, Inc.	Foreign telecommunication business	USA	100.0%	100.0%	December
PT. KT Indonesia	Foreign telecommunication business	Indonesia	99.0%	99.0%	December
PT. BC Card Asia Pacific	Software development and supply	Indonesia	99.9%	99.9%	December
KT Hongkong Telecommunications Co., Ltd.	Fixed line communication business	Hong Kong	100.0%	100.0%	December
KT Hong kong Limited	Foreign investment business	Hong Kong	100.0%	100.0%	December
Korea Telecom Singapore Pte.Ltd.	Foreign investment business	Singapore	100.0%	100.0%	December
Texnoprosistem LLP.	Fixed line internet business	Uzbekistan	100.0%	100.0%	December

1	Sum of the ownership interests owned by the Controlling Company and subsidiaries.
2	Although the Controlling Company owns less than 50% ownership in this entity, this entity is consolidated as the Controlling Company can exercise the majority voting rights in its decision-making process at all times considering the historical voting pattern at the shareholders’ meetings.
3	Although the Controlling Company owns less than 50% ownership in this entity, this entity is consolidated as the Controlling Company holds the majority of voting right based on an agreement with other investors.
4	The number of subsidiaries’ treasury stock is deducted from the total number of shares when calculating the controlling percentage ownership.

Changes in scope of consolidation in 2017 are as follows:

Changes	Location	Subsidiary	Reason
Included	Korea	KT Strategic Investment Fund No.4	Newly established
		KT Music Contents Investment Fund No.2	Newly established
Excluded	Korea	KT Innoedu Co., Ltd.	Shares disposed
		NgeneBio	Percentage of ownership decreased

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2015, 2016 and 2017

Summarized information for consolidated subsidiaries as of and for the years ended December 31, 2015, 2016 and 2017, follows:

(in millions of Korean won)	2015
	Total assets		Total liabilities		Operating revenues		Profit (loss) For the year
KT Powertel Co., Ltd.	￦	113,515	￦	21,182	￦	104,527	￦	(32,417)
KT Linkus Co., Ltd.		77,141		65,745		116,095		3,449
KT Submarine Co., Ltd.		160,314		63,518		67,268		4,145
KT Telecop Co., Ltd.		269,191		134,966		302,844		(7,593)
KT Hitel Co.,Ltd.		235,757		33,938		162,155		7,258
KT Service Bukbu Co., Ltd[2]		31,879		22,627		89,498		(4,630)
KT Service Nambu Co., Ltd[2]		20,729		10,567		110,129		(5,055)
BC Card Co., Ltd.[1]		2,963,952		1,945,634		3,504,946		218,969
H&C Network[1]		248,189		70,635		241,008		19,513
Nasmedia, Inc.		141,733		72,202		45,630		9,916
KTDS Co., Ltd.[1]		162,518		116,654		423,015		12,836
KT M Hows Co., Ltd.		25,093		17,980		19,352		1,728
KT M&S Co., Ltd.		256,246		217,892		853,011		(18,776)
GENIE Music Corporation(KT Music Corporation)		90,518		30,704		90,005		3,446
KT Skylife Co., Ltd.[1]		711,294		217,850		668,521		72,987
KT Estate Inc.[1]		1,603,438		260,292		254,776		27,487
KTSB Data service		23,063		1,730		4,390		(2,444)
KT Innoedu Co., Ltd.		5,858		7,585		18,156		(4,288)
KT Sat Co., Ltd.		679,959		210,110		133,326		27,174
KT Sports		15,341		11,643		51,801		(3,836)
KT Music Contents Fund No.1		10,206		47		468		(111)
KT-Michigan Global Content Fund		5,401		—		861		(209)
Autopion Co., Ltd.		7,102		3,317		10,585		1,123
KT M mobile		64,756		13,121		42,478		(36,725)
KT Investment Co., Ltd		49,485		30,827		4,704		(219)
NgeneBio		7,894		4,683		—		(434)
KTCS Corporation[1]		346,949		194,367		1,066,556		13,685
KTIS Corporation		211,164		55,370		473,892		15,041
Korea Telecom Japan Co., Ltd.		13,889		14,393		25,652		(248)
Korea Telecom China Co., Ltd.		909		198		1,748		(95)
KT Dutch B.V.[1]		29,402		27		161		118
Super iMax LLC		14,962		8,186		8,291		(2,220)
East Telecom LLC		30,833		17,066		24,066		664
Korea Telecom America, Inc.		6,016		1,378		6,391		156
PT. KT Indonesia		22		—		—		(9)
Olleh Rwanda Networks Ltd.		188,951		147,653		7,299		(28,721)
KT Belgium		77,058		4		—		(127)
KT ORS Belgium		1,996		20		—		(75)
KBTO sp.zo.o.		1,471		1,817		—		(328)
Africa Olleh Services Ltd.		11,928		12,187		8,712		(923)

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2015, 2016 and 2017

(In millions of Korean won)	2016
	Total assets		Total liabilities		Operating revenues		Profit (loss) For the year
KT Powertel Co., Ltd.	￦	113,725	￦	19,899	￦	81,390	￦	202
KT Linkus Co., Ltd.		64,318		56,953		117,587		(3,830)
KT Submarine Co., Ltd.		156,993		55,573		84,137		5,146
KT Telecop Co., Ltd.		265,553		132,344		315,948		143
KT Hitel Co., Ltd.		249,202		46,941		198,994		4,298
KT Service Bukbu Co., Ltd.		32,863		24,580		182,952		694
KT Service Nambu Co., Ltd.		32,621		24,282		218,602		772
BC Card Co., Ltd.[1]		3,651,065		2,602,404		3,567,512		163,131
H&C Network[1]		272,110		80,983		266,613		14,749
Nasmedia, Inc.[1]		263,925		159,502		70,037		11,972
KTDS Co., Ltd.[1]		197,970		151,644		476,379		10,838
KT M Hows Co., Ltd.		28,539		18,466		19,922		2,865
KT M&S Co., Ltd.		247,854		227,507		724,144		(12,955)
GENIE Music Corporation(KT Music Corporation)		110,080		41,953		111,450		8,235
KT Skylife Co., Ltd.[1]		777,948		231,452		668,945		68,863
KT Estate Inc.[1]		1,734,729		375,341		405,417		46,815
KTSB Data service		20,075		759		5,136		(1,983)
KT Innoedu Co., Ltd.		6,477		7,259		15,599		103
KT Sat Co., Ltd.		744,653		253,041		144,594		36,266
KT Sports		16,925		13,573		48,476		(198)
KT Music Contents Fund No.1		10,592		331		349		103
KT-Michigan Global Content Fund		16,250		163		133		(514)
Autopion Co., Ltd.		6,163		2,794		7,772		(409)
KT M mobile		131,446		20,369		112,532		(40,041)
KT Investment Co., Ltd.[1]		39,506		23,123		10,130		(1,832)
NgeneBio		6,361		4,733		244		(1,833)
KTCS Corporation[1]		322,768		166,642		955,050		7,892
KTIS Corporation		221,176		63,871		436,914		9,991
Korea Telecom Japan Co., Ltd.		3,592		5,374		5,122		(1,391)
Korea Telecom China Co., Ltd.		532		188		930		60
KT Dutch B.V		34,197		73		166		85
Super iMax LLC		10,308		6,734		10,759		(1,802)
East Telecom LLC		31,885		16,554		27,492		3,257
Korea Telecom America, Inc.		4,464		1,306		7,113		181
PT. KT Indonesia		16		—		—		(7)
KT Rwanda Networks Ltd.		167,112		138,651		13,435		(31,455)
KT Belguium		79,391		7		—		(67)
KT ORS Belgium		2,013		23		—		(46)
KBTO sp.zo.o.		1,166		2,378		21		(2,587)
AOS Ltd.		10,025		3,179		14,481		(1,123)
KT Hongkong Telecommunications Co., Ltd.		1,571		956		1,568		120

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2015, 2016 and 2017

(In millions of Korean won)	2017
	Total assets	Total liabilities	Operating revenue	Profit (loss) for the year
KT Powertel Co., Ltd.	115,125	18,937	69,234	2,112
KT Linkus Co., Ltd.	59,344	51,516	112,043	725
KT Submarine Co., Ltd.	142,797	34,056	73,985	8,243
KT Telecop Co., Ltd.	264,353	131,633	317,591	2,885
KT Hitel Co., Ltd.	258,240	52,943	227,884	3,225
KT Service Bukbu Co., Ltd.	29,281	22,096	194,837	688
KT Service Nambu Co., Ltd.	36,076	26,412	232,996	875
BC Card Co., Ltd.[1]	4,048,263	2,955,038	3,628,995	156,109
H&C Network[1]	273,856	65,446	277,622	16,104
Nasmedia, Inc.[1]	315,967	188,197	120,667	26,676
KTDS Co., Ltd.[1]	144,922	93,343	459,266	11,584
KT M Hows Co., Ltd.	42,738	28,489	24,610	4,097
KT M&S Co., Ltd.	242,388	231,151	734,420	(9,707)
GENIE Music Corporation(KT Music Corporation)	139,686	48,512	156,163	(3,401)
KT Skylife Co., Ltd.[1]	792,893	210,550	687,752	57,314
KT Estate Inc.[1]	1,869,194	502,915	428,446	52,416
KTSB Data service	18,306	605	4,950	(1,651)
KT Sat Co., Ltd.	742,391	220,804	147,649	29,601
KT Sports	11,131	7,805	53,357	(199)
KT Music Contents Fund No.1	13,804	1,041	370	(499)
KT Music Contents Fund No.2	7,500	11	—	(11)
KT-Michigan Global Content Fund	14,575	147	159	(426)
Autopion Co., Ltd.	6,306	3,530	6,679	(618)
KT M mobile	93,601	21,453	159,684	(38,883)
KT Investment Co., Ltd.[1]	54,673	38,313	8,794	(619)
KTCS Corporation[1]	348,334	188,764	968,186	7,385
KTIS Corporation	223,818	62,569	438,597	8,337
Korea Telecom Japan Co., Ltd.[1]	1,554	2,788	2,772	536
Korea Telecom China Co., Ltd.	665	32	1,030	348
KT Dutch B.V	30,312	50	206	169
Super iMax LLC	3,449	4,886	7,314	(4,584)
East Telecom LLC[1]	11,672	11,748	19,663	(9,118)
Korea Telecom America, Inc.	3,694	791	6,783	109
PT. KT Indonesia	8	—	—	(6)
KT Rwanda Networks Ltd.[2]	151,359	139,561	15,931	(22,762)
KT Belguium	86,455	8	49	(2)
KT ORS Belgium	1,769	14	10	(10)
KBTO sp.zo.o.	3,311	2,268	67	(3,456)
AOS Ltd.[2]	9,437	4,519	8,952	(682)
KT Hongkong Telecommunications Co., Ltd.	2,578	1,497	7,304	494

1	These companies are the intermediate controlling companies of other subsidiaries and the above financial information is from their consolidated financial statements.

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2015, 2016 and 2017

2	At the end of the reporting period, convertible preferred stock issued by subsidiaries included in liabilities.

2.	Significant Accounting Policies

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

(1) New standards and amendments adopted by the Group

The Group has applied the following standards and amendments for the first time for their annual reporting period commencing January 1, 2017. The adoption of these amendments did not have any material impact on the financial statements.

- Amendments to IAS 7, Statement of Cash Flows

Amendments to IAS 7, Statement of Cash Flows requires to provide disclosures that enable used of financial statements to evaluate changes in liabilities arising from financing activities, including both changes arising from cash flows and non-cash flows (Note 32)

- Amendments to IAS 12, Income Tax

Amendments to IAS 12 clarify how to account for deferred tax assets related to debt instruments measured at fair value. IAS 12 provides requirements on the recognition and measurement of current or deferred tax liabilities or assets. The amendments issued clarify the requirements on recognition of deferred tax assets for unrealized losses, to address diversity in practice

- Amendments to IFRS 12, Disclosures of Interests in Other Entities

Amendments to IFRS 12 clarify when an entity’s interest in a subsidiary, a joint venture or an associate is classified as held for sales in accordance with IFRS 5, the entity is required to disclose other information except for summarized financial information in accordance with IFRS 12.

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2015, 2016 and 2017

(2) New standards, amendments and interpretations not yet adopted

Certain new accounting standards and interpretations that have been published that are not mandatory for annual reporting period commencing January 1, 2017 and have not been early adopted by the Group are set out below.

- Amendments to IAS 28, Investments in Associates and Joint Ventures

When an investment in an associate or a joint venture is held by, or it held indirectly through, an entity that is a venture capital organization, or a mutual fund, unit trust and similar entities including investment-linked insurance funds, the entity may elect to measure that investment at fair value through profit or loss in accordance with IFRS 9. The amendments clarify that an entity shall make this election separately for each associate of joint venture, at initial recognition of the associate or joint venture. The Group will apply these amendments retrospectively for annual periods beginning on or after January 1, 2018, and early adoption is permitted. The Group does not expect the amendments to have a significant impact on the financial statements.

- Amendment to IAS 40, Transfers of Investment Property

Paragraph 57 of IAS 40 clarifies that a transfer to, or from, investment property, including property under construction, can only be made if there has been a change in use that is supported by evidence, and provides a list of circumstances as examples. The amendment will be effective for annual periods beginning on or after January 1, 2018, with early adoption permitted. The Group does not expect the amendment to have a significant impact on the financial statements.

- Amendments to IFRS 2, Share-based Payment

Amendments to IFRS 2 clarify accounting for a modification to the terms and conditions of a share-based payment that changes the classification of the transaction from cash-settled to equity-settled. Amendments also clarify that the measurement approach should treat the terms and conditions of a cash-settled award in the same way as for an equity-settled award. The amendments will be effective for annual periods beginning on or after January 1, 2018, with early adoption permitted. The Group does not expect the amendments to have a significant impact on the financial statements.

- Enactments to IFRIC 22, Foreign Currency Transaction and Advance Consideration

According to these enactments, the date of the transaction for the purpose of determining the exchange rate to use on initial recognition of the related asset, expense or income (or part of it) is the date on which an entity initially recognizes the non-monetary asset or non-monetary liability arising from the payment or receipt of advance consideration. If there are multiple payments or receipts in advance, the entity shall determine a date of the transaction for each payment or receipt of advance consideration. These enactments will be effective for annual periods beginning on or after January 1, 2018, with early adoption permitted. The Group does not expect the enactments to have a significant impact on the financial statements.

- Enactment of IFRS 16, Leases

IFRS 16 Leases issued on May 22, 2017 is effective for annual periods beginning on or after January 1, 2019, with early adoption permitted. This standard will replace IAS 17 Leases, IFRIC 4

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2015, 2016 and 2017

Determining whether an Arrangement contains a Lease, SIC-15 Operating Leases-Incentives, and SIC-27 Evaluating the Substance of Transactions Involving the Legal Form of a Lease.

At inception of a contract, the entity shall assess whether the contract is, or contains, a lease. Also, at the date of initial application, the entity shall assess whether the contract is, or contains, a lease in accordance with the standard. However, the entity will not need to reassess all contracts with applying the practical expedient. As practical expedient, the entity can elect to apply the new guidance regarding the definition of a lease only to contracts entered into (or changed) on or after the date of initial application. Existing lease contracts will not need to be reassessed. This expedient must be consistently applied to all contracts.

For a contract that is, or contains, a lease, the entity shall account for each lease component within the contract as a lease separately from non-lease components of the contract. A lessee is required to recognize a right-of-use asset representing its right to use the underlying leased asset and a lease liability representing its obligation to make lease payments. The lessee may elect not to apply the requirements to short-term lease (a lease term of 12 months or less at the commencement date) and low value assets (e.g. underlying assets below $ 5,000). In addition, as a practical expedient, the lessee may elect, by class of underlying asset, not to separate non-lease components from lease components, and instead account for each lease component and any associated non-lease components as a single lease component.

(1) Lessee accounting

A lessee shall apply this standard to its leases either:

•	retrospectively to each prior reporting period presented applying IAS 8 Accounting Policies, Changes in Accounting Estimates and Errors (Full retrospective application); or

•	retrospectively with the cumulative effect of initially applying the standard recognized at the date of initial application.

The Group has not yet elected the application method.

The Group performed an impact assessment to identify potential financial effects of applying IFRS 16. The assessment was performed based on available information as at December 31, 2017 to identify effects on 2017 financial statements. The Group is analyzing the effects on the financial statements; however, it is difficult to provide reasonable estimates of financial effects until the analyses is complete.

(2) Lessor accounting

The Company expects the effect on the financial statements applying the new standard will not be significant

- IFRS 9, Financial Instruments

The new standard for financial instruments issued on September 25, 2015 are effective for annual periods beginning on or after January 1, 2018 with early application permitted. This standard will replace IAS 39, Financial Instruments: Recognition and Measurement. The Group will apply the standards for annual periods beginning on or after January 1, 2018

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2015, 2016 and 2017

The standard requires retrospective application with some exceptions. For example, an entity is not required to restate prior period in relation to classification and measurement (including impairment) of financial instruments. The standard requires prospective application of its hedge accounting requirements for all hedging relationships except the accounting for time value of options and other exceptions.

IFRS 9, Financial Instruments requires all financial assets to be classified and measured on the basis of the entity’s business model for managing financial assets and the contractual cash flow characteristics of the financial assets. A new impairment model, an expected credit loss model, is introduced and any subsequent changes in expected credit losses will be recognized in profit or loss. Also, hedge accounting rules amended to extend the hedging relationship, which consists only of eligible hedging instruments and hedged items, qualifies for hedge accounting.

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

The Group performed an impact assessment to identify potential financial effects of applying IFRS 9. The assessment was performed based on available information as at December 31, 2017, and the results of the assessment are explained as below.

(a) Classification and Measurement of Financial Assets

When implementing IFRS 9, the classification of financial assets will be driven by the Group’s business model for managing the financial assets and contractual terms of cash flow. The following table shows the classification of financial assets measured subsequently at amortized cost, at fair value through other comprehensive income and at fair value through profit or loss. If a hybrid contract contains a host that is a financial asset, the classification of the hybrid contract shall be determined for the entire contract without separating the embedded derivative.

Business model for the contractual cash flows characteristics	Solely represent payments of principal and interest	All other
Hold the financial asset for the collection of the contractual cash flows	Measured at amortized cost[1]	Recognized at fair value through profit or loss[2]
Hold the financial asset for the collection of the contractual cash flows and sale	Recognized at fair value through other comprehensive income[1]
Hold for sale	Recognized at fair value through profit or loss

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2015, 2016 and 2017

1	A designation at fair value through profit or loss is allowed only if such designation mitigates an accounting mismatch (irrevocable)
2	Equity investments not held for trading can be recorded in other comprehensive income (irrevocable).

With the implementation of IFRS 9, the criteria to classify the financial assets at amortized cost or at fair value through other comprehensive income are more strictly applied than the criteria applied with IAS 39. Accordingly, the financial assets at fair value through profit or loss may increase by implementing IFRS 9 and may result an extended fluctuation in profit or loss.

As of December 31, 2017, the Group owns loan and trade receivables of ￦ 9,653,443 million, financial assets available-for-sales of ￦ 380,953 million.

According to IFRS 9, a debt instrument is measured at amortized cost if: a) the objective of the business model is to hold the financial asset for the collection of the contractual cash flows, and b) the contractual cash flows under the instrument solely represent payments of principal and interest. Also, a debt instrument is measured at fair value through other comprehensive income if the objective of the business model is achieved both by collecting contractual cash flows and selling financial assets; and the contractual cash flows represents solely payments of principal and interest on a specific date under contract terms. Based on results from the impact assessment of IFRS 9, the application of the new standard as at December 31, 2017 does not have a material impact on the Group’s financial statements.

According to IFRS 9, equity instruments that are not held for trading, the Group plans to elect an irrevocable election at initial recognition to classify the instruments as assets measured at fair value through other comprehensive income, which all subsequent changes in fair value being recognized in other comprehensive income and not recycled to profit or loss. As at December 31, 2017, the Group holds equity instruments of ￦ 371,054 million classified as financial assets available-for-sale. Based on results from the impact assessment of IFRS 9, the Group expects the application of IFRS 9 on these financial assets will not have a material impact on the financial statements.

According to IFRS 9, debt instruments those contractual cash flows do not represent solely payments of principal and interest and held for trading, and equity instruments that are not designated as instruments measured at fair value through other comprehensive income are measured at fair value through profit or loss.

(b) Impairment: Financial Assets and Contract Assets

The new impairment model requires the recognition of impairment provisions based on expected credit losses (ECL) rather than only incurred credit losses as is the case under IAS 39. It applies to financial assets classified at amortized cost, debt instruments measured at fair value through other comprehensive income, lease receivables, contract assets, loan commitments and certain financial guarantee contracts.

As at December 31, 2017, the Group owns debt investment carried at amortized cost of ￦ 9,653,594 million (loans and receivables of ￦ 9,653,443 million, financial asset held-to-maturity of ￦ 151 million). And, the Group recognized loss allowance of ￦ 523,799 million for these assets.

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2015, 2016 and 2017

As a result of the impact assessment, the Group expects the application of the new standard as at December 31, 2017 does not have a material impact on the Group’s financial statements.

(c) Hedge Accounting

Hedge accounting mechanics (fair value hedges, cash flow hedges and hedge of net investments in a foreign operations) required by IAS 39 remains unchanged in IFRS 9, however, the new hedge accounting rules will align the accounting for hedging instruments more closely with the Group’s risk management practices. As a general rule, more hedge relationships might be eligible for hedge accounting, as the standard introduces a more principles-based approach. IFRS 9 allows more hedging instruments and hedged items to qualify for hedge accounting, and relaxes the hedge accounting requirement by removing two hedge effectiveness tests that are a prospective test to ensure that the hedging relationship is expected to be highly effective and a quantitative retrospective test (within range of 80-125%) to ensure that the hedging relationship has been highly effective throughout the reporting period. As of December 31, 2017, the Group applies the hedge accounting to its assets, liabilities that amount to ￦ 7,389 million, ￦ 93,770 million respectively.

The Group has performed an impact assessment with an assumption that the Group applies hedge accounting in accordance with IFRS 9. As a result of the impact assessment, the Group expects the application of the new standard as at December 31, 2017 does not have a material impact on the Group’s financial statements.

- IFRS 15 Revenue from Contracts with Customers

The Group will apply IFRS 15 Revenue from Contracts with Customers issued on November 6, 2015 for annual reporting periods beginning on or after January 1, 2018, and earlier application is permitted. This standard replaces IAS 18 Revenue, IAS 11 Construction Contracts, SIC-31, Revenue-Barter Transactions Involving Advertising Services, IFRIC 13 Customer Loyalty Programs, IFRIC 15 Agreements for the Construction of Real Estate and IFRIC 18 Transfers of assets from customers. The Group must apply IFRS 15 Revenue from Contracts with Customers within annual reporting periods beginning on or after January 1, 2018, and will elect the modified retrospective approach which will recognize the cumulative impact of initially applying the revenue standard as an adjustment to retained earnings as at January 1, 2018, the period of initial application.

IAS 18 and other current revenue standard identify revenue as income that arises in the course of ordinary activities of an entity and provides guidance on a variety of different types of revenue, such as, sale of goods, rendering of services, interest, dividends, royalties and construction contracts. However, the new standard is based on the principle that revenue is recognized when control of a good or service transfers to a customer so the notion of control replaces the existing notion of risks and rewards. A new five-step process must be applied before revenue from contract with customers can be recognized:

•	Identify contracts with customers

•	Identify the separate performance obligation

•	Determine the transaction price of the contract

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2015, 2016 and 2017

•	Allocate the transaction price to each of the separate performance obligations, and

•	Recognize the revenue as each performance obligation is satisfied.

The Group formed a task force team since fourth quarter of 2014 for preparation of implementing IFRS 15 Revenue from Contracts with Customers. Also the Group develops the internal control system and implements accounting process system by analyzing the Group’s revenue structure with accounting experts and IT specialists. IFRS 15 will affect not only accounting treatments but also the general business practice including sales strategy and operational structures. Therefore, the Group accomplished an orientation program for both Group’s directors and employees, and periodically reported to the managements about implementation plan and progress.

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

(b)	Allocation the transaction price and Revenue recognition

With implementation of IFRS 15, the Group allocated the transaction price to each performance obligation identified in a contract based on the relative stand-alone selling prices of the goods or services being provided to the customer. To allocate the transaction price to each performance obligation on a relative stand-alone price basis, the Group determines the stand-alone selling price at contract inception of the distinct good or service underlying each performance obligation in the contract and allocate the transaction price in proportion to those stand-alone selling price. The stand-alone selling price is the price at which the Group would sell a promised good or service separately to the customer. The best evidence of a stand-alone selling price is the observable price of a good or service when the Group sells that good or service separately in similar circumstances and to similar customers. The Group recognizes the allocated amount as contract assets or contract liabilities, and amortizes it through the remaining period which is adjusted in operating income.

(c)	Incremental costs of obtaining a contract

The Group pays the commission fees when new customer subscribe for telecommunication services. The incremental contract acquisition costs are those commission fees that the Group incurs to acquire a contract with a customer that it would not have incurred if the contract had not been acquired.

According to IFRS 15, the Group recognizes as an asset the incremental contract acquisition costs and amortize it over the expected period of benefit. However, as a practical expedient, the Group may recognize the incremental contract acquisition costs as an expense when incurred if the amortization period of the asset is one year or less.

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2015, 2016 and 2017

With implementation of IFRS 15, the Group’s operating income and expenses are expected to be decreased. Under the modified retrospective method, we will apply the rules to all open contracts existing as of January 1, 2018, recognizing in beginning retained earnings for 2018 an adjustment between ￦900 billion and ￦1,100 billion for the cumulative effect of the change.

2.3	Consolidation

The Group has prepared the consolidated financial statements in accordance with IFRS 10 Consolidated Financial Statements.

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

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2015, 2016 and 2017

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

(5) Joint arrangement

A joint arrangement, wherein two or more parties have joint control, is classified as either a joint operation or a joint venture. A joint operator recognizes its direct right to the assets, liabilities, revenues and expenses of joint operations and its share of any jointly held or incurred assets, liabilities, revenues and expenses. A joint venturer has rights to the net assets relating to the joint venture and accounts for that investment using the equity method.

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

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2015, 2016 and 2017

(3) Translation to the presentation currency

The results and financial position of foreign operations that have a functional currency different from the presentation currency are translated into the presentation currency as follows:

•	assets and liabilities for each statement of financial position presented are translated at the closing rate at the end of the reporting period,

•	income and expenses for each statement of profit or loss are translated at average exchange rates for the period,

•	equity is translated at the historical exchange rate, and

•	all resulting exchange differences are recognized in other comprehensive income.

2.6	Cash and Cash Equivalents

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

The Group may designate the entire hybrid (combined) contract as a financial asset at fair value through profit or loss for a contract that contains one or more embedded derivatives.

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

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2015, 2016 and 2017

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

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2015, 2016 and 2017

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

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2015, 2016 and 2017

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

Investment property is a property held to earn rentals or for capital appreciation. An investment property is measured initially at its cost. After recognition as an asset, investment property is carried at cost less accumulated depreciation and impairment losses. Investment property, except for land, is depreciated using the straight-line method over their useful lives from 10 to 40 years.

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

Estimated Useful Life
Development costs	5 – 6 years
Software	6 years
Frequency usage rights	5 –10 years
Others[1]	2 – 50 years

[1]	Membership rights (condominium membership and golf membership) and broadcast license included in others are classified as intangible assets with indefinite useful life.

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2015, 2016 and 2017

2.14	Borrowing Costs

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

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2015, 2016 and 2017

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

(2) Derecognition

Financial liabilities are removed from the statement of financial position when it is extinguished, for example, when the obligation specified in the contract is discharged or cancelled or expired or when the terms of an existing financial liability are substantially modified.

2.18	Financial Guarantee Contracts

Financial guarantees contracts provided by the Group are initially measured at fair value on the date the guarantee was given. Subsequent to initial recognition, the Group’s liabilities under such guarantees are measured at the higher of the amounts below and recognized as ‘other financial liabilities’:

•	the amount determined in accordance with IAS 37 Provisions, Contingent Liabilities and Contingent Assets; or

•	the amount initially recognized less cumulative amortization in accordance with IAS 18 Revenue.

2.19	Compound Financial Instruments

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

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2015, 2016 and 2017

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

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2015, 2016 and 2017

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

(1) Rendering of Services

When providing interconnection or telecommunications service to a customer based on service plans, the related revenue is recognized at the time service is provided. When providing the telecommunications equipment rental service to a customer based on service plans, the related revenue is recognized on straight-line basis over the contract period. Revenue related to the other telecommunications services is recognized when the service is provided to the customer.

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

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2015, 2016 and 2017

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

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2015, 2016 and 2017

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

The issuance of the December 31, 2017 consolidated financial statements of the Group was approved by the Board of Directors on April 27, 2018.

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2015, 2016 and 2017

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

3.4	Provision for Impairment

The Group recognizes provisions for accounting of estimated loss in customers’ insolvency. When the provision for impairment is estimated, it is based on the aging analysis of trade receivables balances, incurred loss experience, customers’ credit rates and changes of payment terms. If the customer’s financial position becomes worse, the actual loss amount will be increased more than the estimated.

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2015, 2016 and 2017

3.5	Net defined benefit liability

The present value of net defined benefit liability depends on a number of factors that are determined on an actuarial basis using a number of assumptions including the discount rate (Note 17).

3.6	Deferred Revenue

Service installation fees and initial subscription fees related to activation of service are deferred and recognized as revenue over the expected periods of customer relationships. The estimate of the expected terms of customer relationship is based on the historical data. If management’s estimate changes, it may cause significant differences in the timing of revenue recognition and amounts recognized.

3.7	Provisions

As described in Note 16, the Group records provisions for litigation and assets retirement obligations at the end of the reporting period. The provisions are estimated based on the factors such as the historical experiences.

3.8	Useful Lives of Property and Equipment and Investment Property

The property and equipment, intangible assets, and investment properties, excluding land, goodwill, condominium memberships and golf club memberships, are depreciated using the straight-line method over their useful lives. The estimated useful lives are determined based on expected usage of the assets and the estimates can be materially affected by technical changes and other factors. The Group will increase depreciation expenses if the useful lives are considered shorter than the previously estimated useful lives.

4.	Financial Instruments by Category

Financial instruments by category as of December 31, 2016 and 2017, are as follows:

(In millions of Korean won)	2016
Financial assets	Loans and receivables		Assets at fair value through profit and loss		Derivatives used for hedge		Available- for-sale		Held-to- Maturity		Total
Cash and cash equivalents	￦	2,900,311	￦	—	￦	—	￦	—	￦	—	￦	2,900,311
Trade and other receivables		6,036,363		—		—		—		—		6,036,363
Other financial assets		716,769		6,277		227,318		404,774		30,143		1,385,281

(In millions of Korean won)	2016
Financial liabilities	Liabilities at fair value through profit and loss		Derivatives used for hedge		Financial liabilities at amortized cost		Total
Trade and other payables	￦	—	￦	—	￦	8,328,082	￦	8,328,082
Borrowings		—		—		8,120,791		8,120,791
Other financial liabilities		1,973		14,928		91,763		108,664

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2015, 2016 and 2017

(In millions of Korean won)	2017
Financial assets	Loans and receivables		Assets at fair value through profit and loss		Derivatives used for hedge		Available- for-sale		Held-to- Maturity		Total
Cash and cash equivalents	￦	1,928,182	￦	—	￦	—	￦	—	￦	—	￦	1,928,182
Trade and other receivables		6,643,115		—		—		—		—		6,643,115
Other financial assets		1,333,317		5,813		7,389		380,953		151		1,727,623

(In millions of Korean won)	2017
Financial liabilities	Liabilities at fair value through profit and loss		Derivatives used for hedge		Financial liabilities at amortized cost		Total
Trade and other payables	￦	—	￦	—	￦	8,425,503	￦	8,425,503
Borrowings		—		—		6,683,662		6,683,662
Other financial liabilities		5,051		93,770		87,669		186,490

Gains or losses arising from financial instruments by category for the years ended December 31, 2015, 2016 and 2017, are as follows:

(In millions of Korean won)	2015		2016		2017
Loans and receivables
Interest income[1,4]	￦	85,603	￦	129,813	￦	108,608
Loss on foreign currency transaction		(365)		(7,493)		(11,949)
Gain(loss) on foreign currency translation		1,921		3,083		(12,354)
Loss on disposal		(2,539)		(15,838)		(20,351)
Loss on valuation		(141,555)		(92,589)		(44,219)
Assets at fair value through profit or loss
Dividend income		—		—		1
Gain on disposal		368		186		153
Loss on valuation		—		(7,184)		(464)

Derivatives used for hedging
Loss on transaction		(5,157)		—		(58,569)
Gain(loss) on valuation		141,512		109,436		(63,640)
Other comprehensive income for the year[2]		100,401		60,501		(44,429)
Reclassified to profit or loss from other comprehensive income for the year[2,3]		(88,003)		(71,915)		50,231
Available-for-sale
Interest income[1,4]		73		40		453
Dividend income		7,733		3,926		5,174
Gain on disposal		131,045		22,695		89,598
Impairment loss		(1,471)		(966)		(6,137)
Other comprehensive income for the year[2]		47,381		10,925		51,235
Reclassified to profit or loss from other comprehensive income for the year[2]		(83,397)		(3,840)		(55,450)

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2015, 2016 and 2017

(In millions of Korean won)	2015		2016		2017
Held-to-Maturity
Interest income[1,4]		226		213		—
Liabilities at fair value through profit and loss
Gain(loss) on disposal		(850)		(632)		—
Gain(loss) on valuation		(2,006)		33		(3,078)
Derivatives used for hedging
Gain(loss) on transactions		(273)		8,329		—
Loss on valuation		(1,733)		(138)		(145,885)
Other comprehensive income for the year[2]		11,513		4,295		(66,624)
Reclassified to profit or loss from other comprehensive income for the year [2,3]		(9,959)		(3,956)		91,698
Financial liabilities at amortized cost
Interest expense[4]		(385,925)		(337,219)		(302,464)
Gain(loss) foreign currency transaction		(23,416)		(7,518)		62,347
Gain(loss) foreign currency translation		(166,254)		(112,864)		225,695
Total	￦	(385,127)	￦	(308,677)	￦	(150,420)

1	BC Card, a subsidiary of the Group, recognized interest income as operating revenue. Interest income recognized as operating revenue is ￦ 15,561 million (2015: ￦ 15,867 million, 2016: ￦ 14,380 million) for the year ended December 31, 2017.
2	The amounts directly reflected in equity after adjustments of deferred income tax.
3	During the year, certain derivatives of the Group were settled and the related gain or loss on valuation of cash flow hedge in other comprehensive income was reclassified to profit or loss for the year.
4	BC Card recognized gain/loss on foreign currency transaction as operating income and expenses. During the year, related gain/loss on foreign currency transaction recognized as operating income and expense is ￦ 11,049 million (2016: (-) ￦ 1,987 million).

5.	Cash and Cash Equivalents

Restricted cash and cash equivalents as of December 31, 2016 and 2017, are as follows:

(In millions of Korean won)	Type	2016	2017	Description
Restricted cash and cash equivalents	Restricted deposit	￦19,920	￦16,837	Deposit restricted for governmental project and others

Cash and cash equivalents in the statement of financial position equal to cash and cash equivalents in the statement of cash flows.

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2015, 2016 and 2017

6.	Trade and Other Receivables

Trade and other receivables as of December 31, 2016 and 2017, are as follows:

	2016
(In millions of Korean won)	Total amounts		Allowance for doubtful accounts		Present value discount		Carrying amount
Current assets
Trade receivables	￦	3,161,234	￦	(470,239)	￦	(5,343)	￦	2,685,652
Other receivables		2,763,942		(121,972)		(270)		2,641,700

	￦	5,925,176	￦	(592,211)	￦	(5,613)	￦	5,327,352

Non-current assets
Trade receivables	￦	263,367	￦	(632)	￦	(12,835)	￦	249,900
Other receivables		507,251		(19,644)		(28,496)		459,111

		770,618		(20,276)		(41,331)		709,011

	2017
(In millions of Korean won)	Total amounts		Allowance for doubtful accounts		Present value discount		Carrying amount
Current assets
Trade receivables	￦	3,286,169	￦	(438,817)	￦	(7,508)	￦	2,839,844
Other receivables		3,041,028		(66,402)		(187)		2,974,439

	￦	6,327,197	￦	(505,219)	￦	(7,695)	￦	5,814,283

Non-current assets
Trade receivables	￦	366,107	￦	(610)	￦	(12,803)	￦	352,694
Other receivables		522,459		(17,970)		(28,351)		476,138

	￦	888,566	￦	(18,580)	￦	(41,154)	￦	828,832

Details of changes in allowance for doubtful accounts the years ended December 31, 2016 and 2017, are as follows:

	2015				2016				2017
(In millions of Korean won)	Trade receivables		Other receivables		Trade receivables		Other receivables		Trade receivables		Other receivables
Beginning balance	￦	527,617	￦	311,082	￦	468,741	￦	250,842	￦	470,871	￦	141,616
Provision		95,489		46,066		84,975		7,736		38,888		5,809
Reversal or written-off		(135,318)		(33,282)		(80,518)		(108,638)		(70,121)		(61,220)
Changes in the scope of consolidation		(16,752)		(69,732)		215		56		(107)		(35)
Others		(2,232)		(3,272)		(2,542)		(8,380)		(104)		(1,798)

Ending balance	￦	468,741	￦	250,842	￦	470,871	￦	141,616	￦	439,427	￦	84,372

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2015, 2016 and 2017

Provisions for impairment on trade and other receivables are recognized as operating expenses, other expenses and finance costs.

Details of aging analysis of trade receivables as of December 31, 2016 and 2017, are as follows:

(in millions of Korean won)	2016		2017
Neither past due nor impaired	￦	2,377,637	￦	2,661,406

Past due and impaired
Up to 6 months		685,288		701,032
6 months to 12 months		87,547		70,190
Over 12 months		255,951		199,337

		1,028,786		970,559
Less: Allowance for doubtful accounts		(470,871)		(439,427)

	￦	2,935,552	￦	3,192,538

Details of other receivables as of December 31, 2016 and 2017, are as follows:

(In millions of Korean won)	2016		2017
Loans	￦	80,308	￦	84,682
Receivables[1]		2,709,177		2,970,346
Accrued income		9,903		12,186
Refundable deposits		390,035		391,458
Loans receivable		10,355		34,273
Finance lease receivables		16,280		20,526
Others		26,369		21,478
Less: Allowance for doubtful accounts		(141,616)		(84,372)

	￦	3,100,811	￦	3,450,577

1	The settlement receivables of BC Card Co., Ltd. of ￦2,262,829 million (2016: ￦1,962,880 million) are included.

Details of aging analysis of other receivables as of December 31, 2016 and 2017, are as follows:

(In millions of Korean won)	2016		2017
Neither past due nor impaired	￦	2,971,239	￦	3,271,949

Past due and impaired
Up to 6 months		134,231		169,894
6 months to 12 months		12,805		16,052
Over 12 months		124,152		77,054

		271,188		263,000
Less: Allowance for doubtful accounts		(141,616)		(84,372)

Total	￦	3,100,811	￦	3,450,577

The maximum exposure of trade and other receivables to credit risk is the carrying amount of each class of receivables mentioned above as of December 31, 2017.

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2015, 2016 and 2017

7.	Other Financial Assets and Liabilities

Details of other financial assets and liabilities as of December 31, 2016 and 2017, are as follows:

(In millions of Korean won)	2016		2017
Other financial assets
Financial assets at fair value through profit or loss	￦	6,277	￦	5,813
Derivatives used for hedge		227,318		7,389
Financial instruments[1]		716,769		1,333,317
Available-for-sale financial assets[1]		404,774		380,953
Held-to-maturity investments		30,143		151
Less: Non-current		(664,726)		(754,992)

Current	￦	720,555)	￦	972,631)

Other financial liabilities
Financial liabilities at fair value through the profit or loss	￦	1,973	￦	5,051
Derivatives used for hedge		14,928		93,770
Other financial liabilities		91,763		87,669
Less: Non-current		(108,431)		(149,267)

Current	￦	233	￦	37,223

1	As of December 31, 2017, MMW(Money Market Wrap) and MMT(Money Market Trust) amounting to ￦870,453 million is included in other financial assets. As of December 31, 2017, the Group’s financial instruments amounting to ￦59,660 million (December 31, 2016: ￦49,721 million), which consist of certain proceeds from the disposal of Ustream Inc. deposited in an escrow account, checking account deposits and deposits for Win-win Growth Cooperative loans, are subject to withdrawal restrictions.

Financial instruments at fair value through profit or loss as of December 31, 2016 and 2017, are as follows:

	2016				2017
(In millions of Korean won)	Assets		Liabilities		Assets		Liabilities
Financial instruments at fair value through profit and loss	￦	6,277	￦	—	￦	5,813	￦	—
Other derivatives liabilities	￦	—	￦	1,973	￦	—	￦	5,051

The valuation gains and losses on financial assets and liabilities at fair value through profit or loss and held for trading for the years ended December 31, 2015, 2016 and 2017, are as follows:

Financial instruments at fair value through profit or loss

	2015				2016				2017
(in millions of Korean won)	Valuation gains		Valuation losses		Valuation gains		Valuation losses		Valuation gains		Valuation losses
Valuation gains and losses on financial assets	￦	—	￦	—	￦	470	￦	7,654	￦	—	￦	464

Total	￦	—	￦	—	￦	470	￦	7,654	￦	—	￦	464

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2015, 2016 and 2017

Held for trading

	2015				2016				2017
(in millions of Korean won)	Valuation gains		Valuation losses		Valuation gains		Valuation losses		Valuation gains		Valuation losses
Valuation gains and losses on financial assets	￦	—	￦	2,006	￦	33	￦	—	￦	—	￦	3,078

Total	￦	—	￦	2,006	￦	33	￦	—	￦	—	￦	3,078

The maximum exposure of debt securities of financial instruments at fair value through profit or loss to credit risk is carrying amount as of December 31, 2017.

Derivatives used for hedge as of December 31, 2016 and 2017, are as follows:

	2016				2017
(in millions of Korean won)	Assets		Liabilities		Assets		Liabilities
Interest rate swap[1]	￦	—	￦	3,278	￦	—	￦	2,633
Currency swap[2]		214,648		11,650		7,389		81,300
Currency forwards[3]		12,670		—		—		9,837

Total		227,318		14,928		7,389		93,770
Less: non-current		(97,220)		(14,695)		(4,675)		(56,547)

Current	￦	130,098	￦	233	￦	2,714	￦	37,223

1	The interest rate swap contract is to hedge the risk of variability in future fair value of the bond.
2	The currency swap contract is to hedge the risk of variability in cash flow from the bond. In applying the cash flow hedge accounting, the Group hedges its exposures to cash flow fluctuation until September 7, 2034.
3	The currency forward contract is to hedge the risk of variability in cash flow from transactions in foreign currencies due to changes in foreign exchange rate.

The full value of a hedging derivative is classified as a non-current asset or liability if the remaining maturity of the hedged item is more than 12 months and, as a current asset or liability, if the maturity of the hedged item is less than 12 months.

The valuation gains and losses on the derivatives contracts for the years ended December 31, 2015, 2016 and 2017, are as follows:

(in millions of Korean won)	2015						2016						2017
Type of Transaction	Valuation gain		Valuation loss		Other comprehensive income[1]		Valuation gain		Valuation loss		Other comprehensive income[1]		Valuation gain		Valuation loss		Other comprehensive income[1]
Interest rate swap	￦	—	￦	—	￦	(2,858)	￦	—	￦	148	￦	(142)	￦	38	￦	—	￦	637
Currency swap		141,512		1,733		150,255		97,158		(10)		85,479		19		187,468		(146,752)
Currency forwards		—		—		247		12,278		—		146		—		22,114		(393)

Total	￦	141,512	￦	1,733	￦	147,644	￦	109,436	￦	138	￦	85,483	￦	57	￦	209,582	￦	(146,508)

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2015, 2016 and 2017

1	The amounts before adjustments of deferred income tax directly reflected in equity and allocation to the non-controlling interest.

The ineffective portion recognized in profit or loss on the cash flow hedge is valuation gain of ￦1,961 million for the current period (2015: valuation income of ￦2,663 million, 2016: valuation gain of ￦1,637 million).

Details of available-for-sale financial assets as of December 31, 2016, and 2017 are as follows:

(In millions of Korean won)	2016		2017
Marketable equity securities	￦	5,387	￦	6,859
Non-marketable equity securities		372,703		364,195
Debt securities		26,684		9,899

Total		404,774		380,953
Less: non-current		(384,798)		(379,488)

Current	￦	19,976	￦	1,465

Changes of available-for-sale financial assets for the years ended December 31, 2016, and 2017 are as follows:

(In millions of Korean won)	2016		2017
Beginning	￦	360,037	￦	404,774
Acquisition		44,302		89,027
Disposal		(18,161)		(129,682)
Valuation[1]		14,413		67,593
Impairment		(966)		(6,137)
Reclassification		5,149		(44,622)
Changes in scope of consolidation		—		—

Ending	￦	404,774	￦	380,953

1	The amounts before adjustments of deferred income tax directly reflected in equity and allocation to the non-controlling interest.

The maximum exposure of debt securities of available-for-sale financial assets to credit risk is carrying amount as of December 31, 2017.

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

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2015, 2016 and 2017

8.	Inventories

Inventories as of December 31, 2016 and 2017, are as follows:

	2016						2017
(In millions of Korean won)	Acquisition cost		Valuation allowance		Book amount		Acquisition cost		Valuation allowance		Book amount
Merchandise	￦	403,938	￦	(46,634)	￦	357,304	￦	504,321	￦	(58,293)	￦	446,028
Others		97,778		(494)		97,284		195,999		—		195,999

Total	￦	501,716	￦	(47,128)	￦	454,588	￦	700,320	￦	(58,293)	￦	642,027

Cost of inventories recognized as expenses for year ended December 31, 2017, amounts to ￦3,855,089 million (2015: ￦3,760,892 million, 2016: ￦3,589,809 million) and valuation loss on inventory on inventory recognized amounts to ￦11,165 million for year ended December 31, 2017 (2015: valuation loss on inventory amounts to ￦4,116 million, 2016: reversal of valuation allowance of ￦20,223 million).

9.	Other Assets and Liabilities

Other assets and liabilities as of December 31, 2016 and 2017, are as follows:

(In millions of Korean won)	2016		2017
Other assets
Advance payments	￦	148,299	￦	164,950
Prepaid expenses		255,464		241,078
Others		13,471		5,998
Less: Non-current		(106,099)		(107,166)

Current	￦	311,135	￦	304,860

Other liabilities
Advances received	￦	281,071	￦	375,792
Withholdings		89,679		85,142
Unearned revenue		24,142		23,036
Others		6,160		11,629
Less: Non-current		(58,761)		(237,284)

Current	￦	342,291	￦	258,315

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2015, 2016 and 2017

10.	Property, Plant and Equipment

Changes in property, plant and equipment for the years ended December 31, 2016 and 2017, are as follows:

	2016
(in millions of Korean won)	Land		Buildings and structures		Machinery and equipment		Others		Construction- in-progress		Total
Acquisition cost	￦	1,287,749	￦	3,558,460	￦	34,388,584	￦	1,951,749	￦	1,033,777	￦	42,220,319
Less: Accumulated depreciation (including accumulated impairment loss and others)		(132)		(1,459,416)		(24,879,791)		(1,400,766)		(1,300)		(27,741,405)

Beginning, net		1,287,617		2,099,044		9,508,793		550,983		1,032,477		14,478,914
Acquisition		291		3,608		247,431		146,471		2,297,346		2,695,147
Disposal/Abandonment		(855)		(1,650)		(112,135)		(8,155)		(3,357)		(126,152)
Depreciation		—		(135,389)		(2,498,837)		(143,978)		—		(2,778,204)
Impairment		—		—		361		(47,086)		—		(46,725)
Transfer in (out)		4,274		136,041		2,060,936		11,073		(2,212,324)		—
Inclusion in scope of consolidation		—		—		68		764		—		832
Others		17,625		23,078		53,568		14,851		(20,823)		88,299

Ending, net	￦	1,308,952	￦	2,124,732	￦	9,260,185	￦	524,923	￦	1,093,319	￦	14,312,111

Acquisition cost	￦	1,309,084	￦	3,729,228	￦	35,106,184	￦	1,895,332	￦	1,093,941	￦	43,133,769
Less: Accumulated depreciation (including accumulated impairment loss and others)		(132)		(1,604,496)		(25,845,999)		(1,370,409)		(622)		(28,821,658)

	2017
(In millions of Korean won)	Land		Buildings and structures		Machinery and equipment		Others		Construction- in-progress		Total
Acquisition cost	￦	1,309,084	￦	3,729,228	￦	35,106,184	￦	1,895,332	￦	1,093,941	￦	43,133,769
Less: Accumulated depreciation (including accumulated impairment loss and others)		(132)		(1,604,496)		(25,845,999)		(1,370,409)		(622)		(28,821,658)

Beginning, net		1,308,952		2,124,732		9,260,185		524,923		1,093,319		14,312,111
Acquisition		1,948		120		237,218		129,464		2,262,681		2,631,431
Disposal and termination		(4,656)		(4,022)		(176,085)		(8,242)		(3,133)		(196,138)
Depreciation		—		(135,242)		(2,469,459)		(150,535)		—		(2,755,236)
Impairment (Recovery of impairment)		—		—		(9,256)		(1)		(28)		(9,285)
Transfer in (out)		26,764		25,305		2,227,808		10,344		(2,600,908)		(310,687)
Exclusion from scope of consolidation		—		(19)		(772)		(120)		(34)		(945)
Transfer from(to) investment properties		(64,449)		1,793		—		1,184		—		(61,472)
Others		98		(245)		(8,830)		(179)		(38,304)		(47,460)
Ending, net	￦	1,268,657	￦	2,012,422	￦	9,060,809	￦	506,838	￦	713,593	￦	13,562,319

Acquisition cost	￦	1,268,789	￦	3,750,861	￦	35,971,877	￦	1,920,571	￦	714,706	￦	43,626,804

Less: Accumulated depreciation (including accumulated impairment loss and others)		(132)		(1,738,439)		(26,911,068)		(1,413,733)		(1,113)		(30,064,485)

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2015, 2016 and 2017

Details of property, plant and equipment provided as collateral as of December 31, 2016 and 2017, are as follows:

(In millions of Korean won)	2016
	Carrying amount		Secured amount		Related line item	Related amount		Secured party
Land and Buildings	￦	13,337	￦	16,009	Borrowings	￦	11,540	Standard Chartered Bank Korea Development Bank
Others		55,951		43,506	25,379			Shinhan Bank

(In millions of Korean won)	2017
	Carrying amount	Secured amount	Related line item	Related amount	Secured party
Land and Buildings	13,115	15,995	Borrowings	2,730	Standard Chartered Bank Korea Development Bank
Others	53,757	38,570		16,071	Shinhan Bank

The borrowing costs capitalized for qualifying assets amount to ￦8,473 million (2016: ￦16,451 million) in 2017. The interest rate applied to calculate the capitalized borrowing costs in 2017 is 3.37% to 3.54% (2016: 2.29% to 3.50%).

11.	Investment Properties

Changes in investment properties for the years ended December 31, 2016 and 2017, are as follows:

(In millions of Korean won)	2016
	Land		Buildings		Construction-in- progress		Total
Acquisition cost	￦	340,790	￦	1,011,236	￦	74,208	￦	1,426,234
Less: Accumulated depreciation		—		(324,164)		—		(324,164)

Beginning		340,790		687,072		74,208		1,102,070
Acquisition		51		417		160,138		160,606
Disposal/Abandonment		(5,837)		(1,802)		—		(7,639)
Depreciation		—		(43,575)		—		(43,575)
Transfer		(32,254)		124,417		(155,581)		(63,418)

Ending	￦	302,750	￦	766,529	￦	78,765	￦	1,148,044

Acquisition cost	￦	302,750	￦	1,119,885	￦	78,765	￦	1,501,400
Less: Accumulated depreciation		—	￦	(353,356)		—	￦	(353,356)

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2015, 2016 and 2017

(In millions of Korean won)	2017
	Land		Buildings		Construction-in- progress		Total
Acquisition cost	￦	302,750	￦	1,119,885	￦	78,765	￦	1,501,400
Less: Accumulated depreciation		—		(353,356)		—		(353,356)

Beginning		302,750		766,529		78,765		1,148,044
Acquisition		—		775		48,075		48,850
Disposal/Abandonment		(3,493)		(6,434)		—		(9,927)
Depreciation		—		(47,295)		—		(47,295)
Transfer from(to) property, plant and equipment		64,449		(1,793)		(1,184)		61,472
Transfer and others		(6,916)		80,986		(85,683)		(11,613)

Ending	￦	356,790	￦	792,768	￦	39,973	￦	1,189,531

Acquisition cost	￦	358,358	￦	1,191,687	￦	39,973	￦	1,590,018
Less: Accumulated depreciation (include. Accumulated impairment)		(1,568)		(398,919)		—		(400,487)

The fair value of investment properties is ￦1,755,600 million as of December 31, 2017 (2016: ￦1,962,779 million). The fair value of investment properties is estimated based on the expected cash flow.

Rental income from investment properties is ￦205,993 million in 2017 (2016: ￦184,670 million) and direct operating expenses (including repairs and maintenance) arising from investment properties that generated rental income during the period are recognized as operating expenses.

Details of investment properties provided as collateral as of December 31, 2016 and 2017, are as follows:

(In millions of Korean won)	2016
	Carrying amount		Secured amount		Related account	Related amount
Buildings	￦	711,989	￦	98,543	Deposits	￦	84,334
Land and Buildings	￦	8,035	￦	7,891	Borrowings	￦	5,260

(In millions of Korean won)	2017
	Carrying amount		Secured amount		Related account	Related amount
Buildings	￦	772,708	￦	104,861	Deposits	￦	90,150
Land and Buildings	￦	7,897	￦	7,905	Borrowings	￦	5,270

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2015, 2016 and 2017

12.	Intangible Assets

Changes in intangible assets for the years ended December 31, 2016 and 2017, are as follows:

	2016
(In millions of Korean won)	Goodwill		Development costs[1]		Software		Frequency usage rights		Others		Total
Acquisition cost		449,379		1,487,420		805,387		2,591,229		1,109,085		6,442,500
Less: Accumulated amortization (including accumulated impairment loss and others)		(107,038)		(1,025,877)		(574,003)		(1,618,459)		(517,372)		(3,842,749)

Beginning, net	￦	342,341	￦	461,543	￦	231,384	￦	972,770	￦	591,713	￦	2,599,751
Acquisition and capital expenditure		—		36,075		35,631		978,309		74,312		1,124,327
Disposal and termination		—		(8,600)		(1,928)		—		(16,397)		(26,925)
Amortization		—		(162,682)		(78,643)		(273,790)		(84,606)		(599,721)
Impairment		(131,600)		—		(46)		—		(3,618)		(135,264)
Inclusion in scope of consolidation		42,745		—		2,462		—		16,015		61,222
Others		—		8,340		8,278		—		(17,205)		(587)

Ending, net	￦	253,486	￦	334,676	￦	197,138	￦	1,677,289	￦	560,214	￦	3,022,803

Acquisition cost		492,105		1,483,205		838,532		2,531,654		1,154,993		6,500,489
		(238,619)		(1,148,529)		(641,394)		(854,365)		(594,779)		(3,477,686)

	2017
(In millions of Korean won)	Goodwill		Development costs[1]		Software		Frequency usage rights		Others		Total
Acquisition cost		492,105		1,483,205		838,532		2,531,654		1,154,993		6,500,489
Less: Accumulated amortization (including accumulated impairment loss and others)		(238,619)		(1,148,529)		(641,394)		(854,365)		(594,779)		(3,477,686)

Beginning, net	￦	253,486	￦	334,676	￦	197,138	￦	1,677,289	￦	560,214	￦	3,022,803
Acquisition and capital expenditure		—		247,863		60,475		—		78,373		386,711
Disposal and termination		—		(14,806)		(548)		—		(11,859)		(27,213)
Amortization		—		(151,718)		(73,174)		(311,146)		(99,112)		(635,150)
Impairment		(84,606)		—		(3)		—		(31,486)		(116,095)
Inclusion in scope of consolidation		—		(332)		(3,216)		—		(1,374)		(4,922)
Others		—		2,876		9,569		(1,201)		(4,674)		6,570

Ending, net	￦	168,880	￦	418,559	￦	190,241	￦	1,364,942	￦	490,081	￦	2,632,704

Acquisition cost		474,908		1,643,886		893,500		2,530,341		1,171,378		6,714,014
Less; Accumulated amortization (including accumulated impairment loss and others)		(306,028)		(1,225,327)		(703,259)		(1,165,399)		(681,297)		(4,081,310)

1	The Company’s development costs mainly consist of acquisition costs to develop a combined billing system and an information management system.

The carrying amount of membership rights with indefinite useful life not subject to amortization is ￦238,053 million (2016: ￦268,350 million) as of December 31, 2017.

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2015, 2016 and 2017

Goodwill is allocated to the Group’s cash-generating unit which is identified by operating segments. As of December 31, 2017, goodwill allocated to each cash-generation unit is as follows:

(In millions of Korean won) Cash generating Unit	Amount
Marketing/Customer
Telecom Wireless business[1]	￦	65,057
Finance and Rental
BC Card Co., Ltd. [2]		41,234
Others
PlayD Co., Ltd. (N search Marketing Co., Ltd) [3]		42,745
Genie Music Corporation (KT Music Corporation) and others		19,844

Total	￦	168,880

1	The recoverable amounts of mobile business are calculated based on value-in use calculations. These calculations use cash flow projections for the next five years based on financial budgets. An annual growth rate of 0.0% was applied for the cash flows expected to be incurred after five year. This growth rate does not exceed the long-term average growth rate of the industry which the cash-generate unit belongs in. The Group estimated its revenue growth rate -2.46% based on past performance and its expectation of future market changes. In addition, management estimated the cash flow based on past performance and its expectation of market growth, and the discount rates 8.95% used reflected specific risks relating to the relevant CGUs. As a result of the impairment test, the Group concluded that the carrying amount of CGUs does not exceed the recoverable amount. Accordingly, the Group did not recognise the impairment loss on goodwill on mobile business for the years ended December 31, 2017 and 2016.
2	The recoverable amounts of BC Card Co., Ltd. are calculated based on value-in use calculations. These calculations use cash flow projections for the next five years based on financial budgets. An annual growth rate of 0.0% was applied for the cash flows expected to be incurred after five year. This growth rate does not exceed the long-term average growth rate of the industry which the cash-generate unit belongs in. The Group estimated its revenue growth rate 0.11% based on past performance and its expectation of future market changes. In addition, management estimated the cash flow based on past performance and its expectation of market growth, and the discount rates 14.62% used reflected specific risks relating to the relevant CGUs. As a result of the impairment test, the Group concluded that the carrying amount of CGUs does not exceed the recoverable amount. Accordingly, the Group did not recognise the impairment loss on goodwill on BC Card Co., Ltd. for the years ended December 31, 2017 and 2016.
3

The recoverable amounts of PlayD Co., Ltd. (N search Marketing Co., Ltd.) are calculated based on value-in use calculations. These calculations use cash flow projections for the next five years based on financial budgets. An annual growth rate of 1.0% was applied for the cash flows expected to be incurred after five year. This growth rate does not exceed the long-term average growth rate of the industry which the cash-generate unit belongs in. The Group estimated its revenue growth rate 4.27% based on past performance and its expectation of future market changes. In addition, management estimated the cash flow based on past performance and its expectation of market growth, and the discount rates 9.5% used reflected specific risks relating to the relevant CGUs. As a result of the impairment test, the Group

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2015, 2016 and 2017

concluded that the carrying amount of CGUs does not exceed the recoverable amount. Accordingly, the Group did not recognise the impairment loss on goodwill on PlayD Co., Ltd. (N search Marketing Co., Ltd.) for the years ended December 31, 2017 and 2016.

As a result of the impairment test, the Group recognized the impairment losses of ￦78,200 million on entire balance of goodwill allocated to Satellite TV segment and ￦29,325 million on indefinite-lived intangible assets, and recognized the losses as operating expenses in the consolidated statement of profit or loss. It is resulted from intense competition between internets, IPTV, Cable TV service providers.

The recoverable amounts of Satellite TV segment are calculated based on value-in use calculations or fair value less costs to sell. These calculations use cash flow projections for the next five years based on financial budgets. An annual growth rate of 0.0% was applied for the cash flows expected to be incurred after five year. This growth rate does not exceed the long-term average growth rate of the industry which the cash-generate unit belongs in. The Group estimated its revenue growth rate (-0.77%) based on past performance and its expectation of future market changes. The Group determined cash flow projections based on past performance and its estimation of market growth. Specific risk of related operating segment is reflected in its 13.25% discount rate.

13.	Investments in Associates and Joint Ventures

Details of associates as of December 31, 2017, are as follows:

	Percentage of ownership (%)		Location	Date of financial statements
	2016	2017
Korea Information & Technology Fund	33.3%	33.3%	Korea	31-Dec
KT-SB Venture Investment[1]	50.0%	50.0%	Korea	31-Dec
Mongolian Telecommunications[1]	40.0%	—	Mongolia	31-Dec
KT Wibro Infra Co., Ltd.	26.2%	—	Korea	31-Dec
KT-IBKC Future Investment Fund 1[1]	50.0%	50.0%	Korea	31-Dec
KT-CKP New Media Investment Fund	49.7%	49.7%	Korea	31-Dec
K Bank Inc.[1]	—	10.0%	Korea	31-Dec

1	At the end of the reporting period, even though the Group (KT-SB Venture Investment Fund and KT-IBKC Future Investment Fund 1) has 50% ownership, the equity method of accounting has been applied as the Group, which is a limited partner of investment fund, cannot participate in determining the operating and financial policies. As of December 31, 2017, the entire shares of Mongolian Telecommunications is classified as assets held for sale, and KT Wibro Infra Co., Ltd. was liquidated during 2017. Also, 8% of non-voting convertible stock are excluded from percentage of ownership for K bank Inc.

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2015, 2016 and 2017

Changes in investments in associates and joint ventures for the years ended December 31, 2016 and 2017, are as follows:

	2016
(In millions of Korean won)	Beginning		Acquisition (Disposal)		Share of net profit from associates and joint ventures[1]		Impairment		Others		Ending
Korea Information & Technology Fund	￦	127,583	￦	—	￦	7,446	￦	—	￦	(60)	￦	134,969
KT-SB Venture Investment		4,861		—		(125)		—		—		4,736
Mongolian Telecommunications		7,483		—		32		—		(1,271)		6,244
KT Wibro Infra Co., Ltd.		69,328		—		—		(17,128)		—		52,200
KT-CKP New Media Investment Fund		3,860		—		594		—		—		4,454
Others		56,914		29,052		(5,400)		—		906		81,472

	￦	270,029	￦	29,052	￦	2,547	￦	(17,128)	￦	(425)	￦	284,075

	2017
(In millions of Korean won)	Beginning		Acquisition (Disposal)		Share of net profit from associates and joint ventures[1]		Impairment		Others		Ending
Korea Information & Technology Fund	￦	134,969	￦	—	￦	4,275	￦	—	￦	290	￦	139,534
KT-SB Venture Investment		4,736		(1,069)		(725)		—		—		2,942
Mongolian Telecommunications		6,244		—		(348)		—		(5,896)		—
KT Wibro Infra Co., Ltd.		52,200		(52,200)		—		—		—		—
KT-IBKC Future Investment Fund 1		3,621		7,500		(296)		—		—		10,825
KT-CKP New Media Investment Fund		4,454		(2,970)		810		—		—		2,294
K Bank Inc.		—		26,543		(17,244)		—		32,809		42,108
Others		77,851		3,178		(1,952)		(3,662)		6,313		81,728

	￦	284,075	￦	(19,018)	￦	(15,480)	￦	(3,662)	￦	33,516	￦	279,431

1	KT investment Co., Ltd., a subsidiary of the Group, recognized its share in net profit from associates and joint ventures as operating revenue and expense. These include its share in gain from associates and joint ventures of ￦1,588 million (2016: ￦52 million) recognized as operating income during the period.

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2015, 2016 and 2017

Summarized financial information of associates and joint ventures as of and for the years ended December 31, 2016 and 2017, is as follows:

(In millions of Korean won)	2016
	Current assets		Non-current assets		Current liabilities		Non-current liabilities
Korea Information & Technology Fund	￦	154,651	￦	250,257	￦	—	￦	—
KT-SB Venture Investment		1,009		8,704		242		—
Mongolian Telecommunications		9,852		9,055		3,296		—
KT Wibro Infra Co., Ltd.		274,811		6		4,996		52
KT-CKP New Media Investment Fund		1,801		7,170		4		—

(In millions of Korean won)	2016
	Operating revenue		Profit (loss) for the year		Other comprehensive income		Total comprehensive income		Dividend received from associates
Korea Information & Technology Fund	￦	26,942	￦	22,338	￦	(9,425)	￦	12,913	￦	3,201
KT-SB Venture Investment		2		(251)		—		(251)		—
Mongolian Telecommunications		10,336		81		3,178		3,259		—
KT Wibro Infra Co., Ltd.		391		5,025		—		5,025		—
KT-CKP New Media Investment Fund		1,684		1,195		—		1,195		—

(In millions of Korean won)	2017
	Current assets		Non-current assets		Current liabilities		Non-current liabilities
Korea Information & Technology Fund	￦	144,874	￦	273,727	￦	—	￦	—
KT-SB Venture Investment		120		5,770		6		—
KT-IBKC Future Investment Fund 1		5,499		16,302		152		—
KT-CKP New Media Investment Fund		287		4,333		—		—
K Bank Inc.		1,258,969		92,137		1,116,154		1,177

(In millions of Korean won)	2017
	Operating revenue		Profit (loss) for the year		Other comprehensive income		Total comprehensive income		Dividend received from associates
Korea Information & Technology Fund	￦	36,462	￦	12,825	￦	1,868	￦	14,693	￦	739
KT-SB Venture Investment		3		(1,449)		—		(1,449)		—
KT-IBKC Future Investment Fund 1		15		(593)		—		(593)		—
KT-CKP New Media Investment Fund		1,593		1,632		—		1,632		—
K Bank Inc.		20,926		(83,787)		(746)		(84,533)		—

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2015, 2016 and 2017

Details of a reconciliation of the summarized financial information to the carrying amount of interests in the associates and joint ventures as of and for the years end December 31, 2016 and 2017, are as follows:

	2016
(In millions of Korean won)	Net assets		Percentage of ownership	Share in net assets		Intercompany transaction and others		Carrying amount
Korea Information & Technology Fund	￦	404,908	33.3%	￦	134,969	￦	—	￦	134,969
KT-SB Venture Investment		9,471	50.0%		4,736		—		4,736
Mongolian Telecommunications		15,610	40.0%		6,244		—		6,244
KT Wibro Infra Co., Ltd.		269,769	26.2%		70,679		(18,479)		52,200
KT-CKP New Media Investment Fund		8,967	49.7%		4,454		—		4,454

	2017
(In millions of Korean won)	Net assets		Percentage of ownership	Share in net assets		Intercompany transaction and others		Carrying amount
Korea Information & Technology Fund	￦	418,601	33.3%	￦	139,534	￦	—	￦	139,534
KT-SB Venture Investment		5,884	50.0%		2,942		—		2,942
KT-IBKC Future Investment Fund 1		21,649	50.0%		10,825		—		10,825
KT-CKP New Media Investment Fund		4,620	49.7%		2,294		—		2,294
K Bank Inc.[1]		233,775	10.0%		42,108		—		42,108

1	8% of non-voting convertible stock are excluded from percentage of ownership for K bank Inc

Due to discontinuance of equity method of accounting, the Group has not recognized loss from associates and joint ventures of ￦4,391 million for the year (2015: ￦601 million, 2016: ￦1,354 million,). The accumulated comprehensive loss of associates and joint ventures as of December 31, 2017, which was not recognized by the Group is ￦17,045 million (2015: ￦51,597 million, 2016: ￦18,096 million).

14.	Trade and other payables

Details of trade and other payables as of December 31, 2016 and 2017, are as follows:

(In millions of Korean won)	December 31, 2016		December 31, 2017
Current liabilities
Trade payables	￦	1,235,955	￦	1,399,287
Other payables		5,903,816		6,024,847

Total	￦	7,139,771	￦	7,424,134

Non-current liabilities
Trade payables	￦	8,041	￦	4,787
Other payables		1,180,270		996,582

Total	￦	1,188,311	￦	1,001,369

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2015, 2016 and 2017

Details of other payables as of December 31, 2016 and 2017 are as follows:

(In millions of Korean won)	2016		2017
Non-trade payables[1]	￦	4,803,642	￦	4,773,223
Accrued expenses		1,061,002		1,011,089
Operating deposits		861,739		850,999
Others		357,703		386,118
Less: non-current		(1,180,270)		(996,582)

Current	￦	5,903,816	￦	6,024,847

1	Settlement payables of BC Card Co., Ltd. of ￦2,365,477 million related to credit card transactions included as of December 31, 2017 (2016: ￦2,095,989 million).

15.	Borrowings

Details of borrowings as of December 31, 2016 and 2017, are as follows:

Debentures

(In millions of Korean won and thousands of foreign currencies)			2016			2017
Type	Maturity	Annual interest rates	Foreign currency	Korean won		Foreign currency	Korean won
MTNP notes[1]	Sept. 07, 2034	6.50%	USD 100,000	￦	120,850	USD 100,000	￦	107,140
MTNP notes	Jan. 20, 2017	—	USD 350,000		422,975	—		—
FR notes[2]	Aug. 28, 2018	LIBOR(3M)+1.15%	USD 300,000		362,550	USD 300,000		321,420
MTNP notes	Apr. 22, 2017	—	USD 650,000		785,525	—		—
MTNP notes	Apr. 22, 2019	2.63%	USD 350,000		422,975	USD 350,000		374,990
MTNP notes	Jan. 29, 2018	0.86%	JPY 6,800,000		70,503	JPY 6,800,000		64,539
MTNP notes	Feb. 23, 2018	0.48%	JPY 15,000,000		155,522	JPY 15,000,000		142,367
MTNP notes	July 18, 2026	2.50%	USD 400,000		483,400	USD 400,000		428,560
MTNP notes	Aug 07, 2022	2.63%	—		—	USD 400,000		428,560
The 173-2nd Public bond	Aug. 06, 2018	6.62%	—		100,000	—		100,000
The 177-3rd Public bond	Feb. 09, 2017	—	—		170,000	—		—
The 179th Public bond	Mar. 29, 2018	4.47%	—		260,000	—		260,000
The 180-2nd Public bond	Apr. 26, 2021	4.71%	—		380,000	—		380,000
The 181-2nd Public bond	Aug. 26, 2018	3.99%	—		90,000	—		90,000
The 181-3rd Public bond	Aug. 26, 2021	4.09%	—		250,000	—		250,000
The 182-2nd Public bond	Oct. 28, 2021	4.31%	—		100,000	—		100,000
The 183-2nd Public bond	Dec. 22, 2021	4.09%	—		90,000	—		90,000
The 183-3rd Public bond	Dec. 22, 2031	4.27%	—		160,000	—		160,000
The 184-1st Public bond	Apr. 10, 2018	2.74%	—		120,000	—		120,000
The 184-2nd Public bond	Apr. 10, 2023	2.95%	—		190,000	—		190,000
The 184-3rd Public bond	Apr. 10, 2033	3.17%	—		100,000	—		100,000
The 185-1st Public bond	Sept. 16, 2018	3.46%	—		200,000	—		200,000
The 185-2nd Public bond	Sept. 16, 2020	3.65%	—		300,000	—		300,000
The 186-1st Public bond	June 26, 2017	—	—		120,000	—		—
The 186-2nd Public bond	June 26, 2019	3.08%	—		170,000	—		170,000
The 186-3rd Public bond	June 26, 2024	3.42%	—		110,000	—		110,000
The 186-4th Public bond	June 26, 2034	3.70%	—		100,000	—		100,000
The 187-1st Public bond	Sept. 02, 2017	—	—		110,000	—		—
The 187-2nd Public bond	Sept. 02, 2019	2.97%	—		220,000	—		220,000
The 187-3rd Public bond	Sept. 02, 2024	3.31%	—		170,000	—		170,000

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2015, 2016 and 2017

(In millions of Korean won and thousands of foreign currencies)			2016			2017
Type	Maturity	Annual interest rates	Foreign currency	Korean won		Foreign currency	Korean won
The 187-4th Public bond	Sept. 02, 2034	3.55%	—		100,000	—		100,000
The 188-1st Public bond	Jan. 29, 2020	2.26%	—		160,000	—		160,000
The 188-2nd Public bond	Jan. 29, 2025	2.45%	—		240,000	—		240,000
The 188-3rd Public bond	Jan. 29, 2035	2.71%	—		50,000	—		50,000
The 189-1st Public bond	Jan. 27, 2019	1.76%	—		100,000	—		100,000
The 189-2nd Public bond	Jan. 27, 2021	1.95%	—		130,000	—		130,000
The 189-3rd Public bond	Jan. 27, 2026	2.20%	—		100,000	—		100,000
The 189-4rd Public bond	Jan. 27, 2036	2.35%	—		70,000	—		70,000
The 17th unsecured bond	Apr. 22, 2018	1.89%	—		60,000	—		60,000

					7,344,300			5,987,576
Less: Current portion					(1,607,570)			(1,357,776)
Discount on bonds					(20,852)			(19,347)

Total				￦	5,715,878		￦	4,610,453

1	As of December 31, 2017, the Controlling Company has outstanding notes in the amount of USD 100 million with fixed interest rates under Medium Term Note Program (“MTNP”) registered in the Singapore Stock Exchange, which allowed issuance of notes of up to USD 2,000 million. However, the MTN Program has been suspended since 2007.
2	Libor (3M) are approximately 1.695 % as of December 31, 2017.

Short-term borrowings

	(In millions of Korean won)		2016		2017
Type	Financial institution	Annual interest rates
Operational	Shinhan Bank	2.99% ~ 4.41%	￦	120,300	￦	113,300
	Standard Charted Bank	—		8,000		—
	Korea Development Bank	3.97%		20,800		12,000
	Indutrial Bank of Korea	—		1,000		—
	SooHyup Bank	4.22%		3,000		3,000

	Total		￦	153,100	￦	128,300

Long-term borrowings

(In millions of Korean won and thousands of foreign currencies)			2016			2017
Financial institution	Type	Annual interest rates	Foreign currency	Korean won		Foreign currency	Korean won
Export-Import Bank of Korea	Inter-Korean Cooperation Fund[1]	1.50%	—	￦	5,181	—	￦	4,688
Shinhan Bank	General loans	2.50%	—		31,000	—		30,000
	Facility loans	2.56%	—		6,493	—		6,000
	Vessel facility loans[2]	LIBOR(3M)+0.706%	USD 21,000		25,379	USD 15,000		16,071
KEB Hana Bank	General loans	3.95%	—		3,000	—		3,000
Standard Charted Bank	General loans	3.16%	—		—	—		8,000
Woori Bank	General loans	—	—		13,000	—		—
NongHyup Bank	General loans	2.86%	—		—	—		8,000
	Facility loans	2.00%			123	—		123

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2015, 2016 and 2017

(In millions of Korean won and thousands of foreign currencies)			2016			2017
Financial institution	Type	Annual interest rates	Foreign currency	Korean won		Foreign currency	Korean won
Korea Development Bank	General loans	3.27%	—		30,000	—		30,000
Kookmin Bank	Facility loans	2.59%	—		7,000	—		2,333
NH Investment & Security Co., Ltd.	Commercial papers	3.17%	—		300,000	—		300,000
Others	Redeemable convertible preferred stock[3]	—	—		950	—		950
	Kookmin Bank and other[2]	3.15%	USD 183,796		222,117	USD 166,108		177,968

				￦	644,243		￦	587,133
	Less: Current portion			￦	(59,331)		￦	(87,398)

	Total			￦	584,912		￦	499,735

1	The Inter-Korean Cooperation Fund is repayable in installments over 13 years after a seven-year grace period.
2	LIBOR(3M) is approximately 1.695% as of December 31, 2017.
3	Skylife TV Co., Ltd., a subsidiary of the Group, issued 1,900,000 of redeemable convertible preferred stock with a par value per share of ￦500 in 2010.

Repayment schedule of the Group’s borrowings including the portion of current liabilities as of December 31, 2017, is as follows:

(in millions of Korean won)
	Debentures						Borrowings						Total
	In local currency		In foreign currency		Sub- total		In local currency		In foreign currency		Sub- total
Jan 1, 2018 ~ Dec 31, 2018	￦	830,000	￦	528,326	￦	1,358,326	￦	167,395	￦	48,303	￦	215,698	￦	1,574,024
Jan 1, 2019 ~ Dec 31, 2019		490,000		374,990		864,990		343,465		48,303		391,768		1,256,758
Jan 1, 2020 ~ Dec 31, 2020		460,000		—		460,000		1,518		45,089		46,607		506,607
Jan 1, 2021 ~ Dec 31, 2021		950,000		—		950,000		1,518		41,875		43,393		993,393
After 2022		1,390,000		964,260		2,354,260		7,498		10,469		17,967		2,372,227

	￦	4,120,000	￦	1,867,576	￦	5,987,576	￦	521,394	￦	194,039	￦	715,433	￦	6,703,009

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2015, 2016 and 2017

Carrying amount and fair value of the Group’s debentures and borrowings as of December 31, 2016 and 2017, are as follows:

(In millions of Korean won)	2016				2017
Type	Carrying Amount		Fair Value		Carrying Amount		Fair Value
Debentures	￦	7,323,448	￦	7,387,085	￦	5,968,229	￦	6,022,551
Long-term borrowings (Including current portion of long-term borrowings)		644,243		644,010		587,133		587,475
Short-term borrowings		153,100		153,100		128,300		128,300

Total	￦	8,120,791	￦	8,184,195	￦	6,683,662	￦	6,738,326

The fair values of debentures and long-term borrowings are calculated by discounting the expected future cash flows at weighted average borrowing rate. The weighted average borrowing rate is approximately 3.37% (2016: 3.38%) as of December 31, 2017. The carrying amount of borrowings of subsidiaries is the reasonable approximately amount of the fair value.

16.	Provisions

Changes in provisions for the years ended December 31, 2016 and 2017, are as follows:

	2016
(In millions of Korean won)	Litigation		Restoration cost		Others		Total
Beginning balance	￦	17,524	￦	91,827	￦	85,921	￦	195,272
Increase (transfer)		3,392		13,653		40,293		57,338
Usage		(640)		(3,378)		(37,378)		(41,396)
Reversal		(1,238)		(790)		(12,007)		(14,035)

Ending balance	￦	19,038	￦	101,312	￦	76,829	￦	197,179

Current		18,988		2,334		75,163		96,485
Non-current		50		98,978		1,666		100,694

	2017
(In millions of Korean won)	Litigation		Restoration cost		Others		Total
Beginning balance	￦	19,038	￦	101,312	￦	76,829	￦	197,179
Increase (Transfer)		3,842		2,827		41,550		48,219
Usage		(1,740)		(2,178)		(22,382)		(26,300)
Reversal		(2,834)		(1,723)		(11,467)		(16,024)
Change in scope of consolidation		—		(22)		(22)		(44)

Ending balance	￦	18,306	￦	100,216,	￦	84,508	￦	203,030

Current		17,238		1,766		59,168		78,172
Non-current		1,068		98,450		25,340		124,858

17.	Net Defined Benefit Liabilities

The amounts recognized in the statements of financial position are determined as follows:

(in millions of Korean won)	2016		2017
Present value of defined benefit obligations	￦	1,713,184	￦	1,911,166
Fair value of plan assets		(1,334,780)		(1,519,779)

Liabilities	￦	378,404	￦	396,079

Assets in the statement of financial position	￦	—	￦	3,692

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2015, 2016 and 2017

Changes in the defined benefit obligations for the years ended December 31, 2016 and 2017, are as follows:

(in millions of Korean won)	2016		2017
Beginning	￦	1,601,974	￦	1,713,184
Current service cost		205,114		210,336
Interest expense		37,378		38,994
Benefit paid		(127,581)		(154,600)
Changes due to settlements of plan		(424)		(61)
Remeasurements:
Actuarial gains and losses arising from changes in demographic assumptions		(53,407)		3,353
Actuarial gains and losses arising from changes in financial assumptions		26,717		36,946
Actuarial gains and losses arising from experience adjustments		18,809		63,583
Changes in scope of Consolidation		4,604		(569)

Ending	￦	1,713,184	￦	1,911,166

Changes in the fair value of plan assets for the years ended December 31, 2016 and 2017, are as follows:

(in millions of Korean won)	2016		2017
Beginning	￦	1,077,891	￦	1,334,780
Interest income		25,237		30,303
Remeasurements:
Return on plan assets (excluding amounts included in interest income)		(2,323)		(5,557)
Benefits paid		(88,876)		(130,510)
Employer contributions		322,851		290,895
Changes in scope of consolidation		—		(132)

Ending	￦	1,334,780	￦	1,519,779

For the year ended December 31, 2018, reasonable estimation for expected employer contributions is ￦197,942 million.

Amounts recognized in the statement of profit or loss for the years ended December 31, 2016 and 2017, are as follows:

(In millions of Korean won)	2015		2016		2017
Current service cost	￦	200,994	￦	205,114	￦	210,336
Net Interest cost		16,793		12,141		8,691
Past service cost		—		424		(61)
Transfer out		(11,942)		(8,737)		(9,196)
Transfer to discontinued operation		(3,031)		—		—

Total expenses	￦	202,814	￦	208,942	￦	209,770

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2015, 2016 and 2017

Principal actuarial assumptions used are as follows:

	2015.12.31	2016.12.31	2017.12.31
Discount rate	2.43%	2.43%	2.76%
Future salary increase	4.06%	4.10%	4.51%

The sensitivity of the defined benefit obligations as of December 31, 2017, to changes in the principal assumptions is:

(in percentage, in millions of Korean won )	Effect on defined benefit obligation
	Changes in assumption	Increase in assumption		Decrease in assumption
Discount rate	0.5% point	￦	(62,000)	￦	76,560
Salary growth rate	0.5% point		71,273		(57,848)

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

The Group actively monitors how the duration and the expected yield of the investments match the expected cash outflows arising from the pension obligations. Expected contributions to post-employment benefit plans for the year ending December 31, 2018, are ￦197,942 million.

The expected maturity analysis of undiscounted pension benefits as at December 31, 2017, is as follows:

(in millions of Korean won)	Less than 1 year		Between 1-2 years		Between 2-5 years		Over 5 years		Total
Pension benefits	￦	142,963	￦	179,612	￦	627,302	￦	3,763,601	￦	4,713,478

The weighted average duration of the defined benefit obligations is 7.6 years.

18.	Defined Contribution Plan

Recognized expense related to the defined contribution plan for the year ended December 31, 2017, is ￦45,936 million (2015: ￦35,699 million, 2016: ￦46,023 million).

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2015, 2016 and 2017

19.	Commitments and Contingencies

As of December 31, 2017, major commitments with local financial institutions are as follows:

(In millions of Korean won and foreign currencies in thousands)	Financial institution	Currency	Limit	Used amount
Bank overdraft	Kookmin Bank and others	KRW	1,730,000	72
Commercial papers	NH Investment & Securities Co., Ltd.	KRW	370,000	300,000
Collateralized loan on accounts receivable-trade	NongHyup Bank and others	KRW	35,560	—
Collateralized loan on electronic accounts receivable-trade	Shinhan Bank and others	KRW	343,000	42,350
Plus electronic notes payable	Industrial Bank of Korea	KRW	50,000	140
Loans for working capital	Korea Development Bank and others	KRW	306,500	207,300
Green energy factoring	Shinhan Bank	KRW	16	16
FX forward trading commitment	Shinhan Bank	USD	11,500	—
Facility loans	Kookmin Bank and others	KRW	8,456	8,456
		USD	212,000	166,108
Facility loans on ships	Shinhan Bank	USD	30,000	15,000
Inter-Korean Cooperation Fund	Export-Import Bank of Korea	KRW	37,700	4,688
Total		KRW	2,881,232	563,022
		USD	253,500	181,108

As of December 31, 2017, guarantees received from financial institutions are as follows:

(In millions of Korean won and thousands of foreign currencies)	Financial institution	Currency		Limit
Performance guarantee	Seoul Guarantee Insurance and others	KRW		116,787
		USD		1,275
Guarantee for import letters of credit	Industrial Bank of Korea and others	USD		5,980
Guarantee for payment in foreign currency	KEB Hana and others	USD		54,072
		PLN	[1]	23,000
Guarantee for advances received	Export-Import Bank of Korea	USD		7,414
Comprehensive credit line	KEB Hana Bank and others	KRW		55,000
Bid guarantee	KEB Hana Bank	USD		400
Bid guarantee	Korea Software Financial Cooperative	KRW		96,911
Performance guarantee /Warranty Guarantee		KRW		302,062
Guarantee for advances received/others	Korea Software Financial Cooperative and others	KRW		99,228
Warranty guarantee	Seoul Guarantee Insurance	KRW		2,962
Guarantees for licensing		KRW		4,077
Guarantees for public sale		KRW		50
Guarantees for deposits	Seoul Guarantee Insurance and others	KRW		4,203
Total		KRW		681,280
		USD		69,141
		PLN	[1]	23,000

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2015, 2016 and 2017

1	Polish Zloty.

As of December 31, 2017, guarantees provided by the Group to a third party, are as follows:

(in millions of Korean won)	Subject to payment guarantees	Creditor	Limit	Used amount	Period
KT Estate Inc.	Busan Gaya Centreville Buyers	Shinhan Bank	￦48,536	￦8,309	Nov 10, 2017 ~Oct. 31, 2020
KT Estate Inc.	Daegu Beomeo -Crossroads SeohanIDaum Buyers	Shinhan Bank	81,722	14,237	Oct 29, 2017 ~Nov. 30, 2020
KT Hitel Co., Ltd.	KEB Hana Bank	Cash payers	384	—	Apr 19, 2017 ~ Apr 19, 2018

The Controlling Company is jointly and severally obligated with KT Sat Co., Ltd. to pay KT Sat Co., Ltd.’s liabilities prior to spin-off. As of December 31, 2017, the Controlling Company and KT Sat Co., Ltd. are jointly and severally liable for reimbursement of ￦4,328 million.

For the year ended December 31, 2017, the Group entered into agreements with GIGA LTE Thirty-first to Thirty-sixth Securitization Specialty Co., Ltd. and KT M Mobile 1st Securitization Specialty Co., Ltd. (2016: Olleh KT Twenty-fifth to Twenty-sixth Securitization Specialty Co., Ltd. and GIGA LTE Twenty-seventh to Thirtieth Securitization Specialty Co., Ltd.), and disposed its trade receivables related to handset sales. The Group also made asset management agreements with each securitization specialty company and will receive the related management fees.

As of December 31, 2017, the Group is a defendant in 187 lawsuits with an total claims of ￦112,639 million (2016: ￦77,461 million). As of December 31, 2017, litigation provisions of ￦18,306 million for various pending lawsuits and unasserted claims are recorded as liabilities for potential loss in the ordinary course of business. The final outcome of the case cannot be estimated as at the end of the reporting period.

On December 24, 2013, Asia Broadcast Satellite Holdings Ltd. (“ABS”) filed a request for arbitration with the International Centre for Dispute Resolution of the American Arbitration Association for the compensation of damages from the relocation of the ground equipment and the alleged breach of the entrustment control contract related to the satellite Koreasat-3, which was made and entered into with the Controlling Company and its subsidiary, KT Sat Co., Ltd. Subsequently on December 31, 2013, ABS filed another request for arbitration with the International Court of Arbitration of the International Chamber of Commerce (ICC) for the claim on the ownership of the satellite Koreasat-3 and compensation for the damages from the alleged breach of the sales contract entered into with the Controlling Company and its subsidiary, KT Sat Co., Ltd. These two cases were combined by the ICC to be treated as a single case for the arbitration. On July 18, 2017, the ICC issued a partial ruling in favor of ABS that ABS has the ownership right to the Koreasat-3 satellite. Following the ruling, on October 12, 2017, the Controlling Company and KT Sat Co., Ltd., as joint defendants to the arbitration, filed a lawsuit for cancellation of the arbitration ruling at the New York Court of Appeals in the United States. On March 9, 2018, the ICC made the final ruling in favor of ABS that the Controlling Company and KT Sat Co., Ltd. should compensate ABS for the damage of $748,564 and the accumulated interest of $287,673.15 for the period from December 1, 2013 to March 9, 2018, and the interest for delay at 9% per annum. As the final ruling by the ICC was based on the presumption that the partial ruling that the satellite belongs to ABS is valid, the Controlling Company and KT Sat Co., Ltd. are contemplating to file an additional appeal for the arbitration rulings at the New York Court of

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2015, 2016 and 2017

Appeals. At the end of the current reporting period, the final outcome of these claims cannot be reasonably estimated.

According to the financial and other covenants included in certain debentures and borrowings, the Group is required to maintain certain financial ratios such as debt-to-equity ratio, use the funds for the designated purpose and report to the creditors periodically. The covenant also contains restriction on provision of additional collateral and disposal of certain assets.

At the end of the reporting period, the Group is offering construction completion guarantee agreement to development of Nonsan Hwagidong apartment complex. If a contingent event occurs in between November 24, 2017 and to August 9, 2019, the Group collaterally guarantees the debt of AbleNS 1st Co. up to ￦9,000 million.

At the end of the reporting period, the Group participates in Algerie Sidi Abdela new town development consortium (percentage ownership: 2.5%) and has joint liability with other consortium participants.

At the end of the reporting period, contract amount of property, plant and equipment acquisition agreement made but not yet recognized as liabilities amounts to ￦622,059 million (2016: ￦489,753 million).

20.	Lease

The Group’s non-cancellable lease arrangements are as follows:

The Group as the Lessee

Finance Lease

Details of finance lease assets as of December 31, 2016 and 2017, are as follows:

(in millions of Korean won)	2016		2017
Acquisition costs	￦	298,631	￦	325,975
Less: Accumulated depreciation		(105,013)		(126,091)

Net balance	￦	193,618	￦	199,884

As of December 31, 2017, the Group recognized financial lease assets as other property and equipment. The related depreciation amounted to ￦58,535 million (2016: ￦50,704 million) for the year ended December 31, 2017.

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2015, 2016 and 2017

Details of future minimum lease payments As of December 31, 2016 and 2017, under finance lease contracts are summarized below:

(in millions of Korean won)	2016		2017
Total amount of minimum lease payments
Within one year	￦	79,644	￦	88,441
From one year to five years		131,813		132,113
More than five years		—		81

		211,457		220,635

Unrealized interest expense		30,743		43,758

Net amount of minimum lease payments
Within one year		64,008		68,651
From one year to five years		116,706		108,146
More than five years		—		80

Total	￦	180,714	￦	176,877

Operating Lease

Details of future minimum lease payments As of December 31, 2016 and 2017, under operating lease contracts are summarized below:

(in millions of Korean won)	2016		2017
Within one year	￦	102,015	￦	109,258
From one year to five years		270,462		266,434
Thereafter		16,549		1,635

Total	￦	389,026	￦	377,327

Operating lease expenses incurred for the years ended December 31, 2015, 2016 and 2017, amounted to ￦111,776 million, ￦121,852 million and ￦126,250 million, respectively.

21.	Share Capital

As of December 31, 2016 and 2017, the Group’s number of authorized shares is one billion.

	2016					2017
	Number of outstanding shares	Par value per share (Korean won)		Ordinary Shares (in millions of Korean won)		Number of outstanding shares	Par value per share (Korean won)		Ordinary Shares (in millions of Korean won)
Ordinary shares[1]	261,111,808	￦	5,000	￦	1,564,499	261,111,808	￦	5,000	￦	1,564,499

[1]	The Group retired 51,787,959 treasury shares against retained earnings. Therefore, the ordinary shares amount differs from the amount resulting from multiplying the number of shares issued by ￦5,000 par value per share of ordinary shares.

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2015, 2016 and 2017

22.	Retained Earnings

Details of retained earnings as of December 31, 2016 and 2017, are as follows:

(in millions of Korean won)	2016		2017
Legal reserve[1]	￦	782,249	￦	782,249
Voluntary reserves[2]		4,651,362		4,651,362
Unappropriated retained earnings		4,210,872		4,393,315

Total	￦	9,644,483	￦	9,826,926

1	The Commercial Code of the Republic of Korea requires the Group to appropriate, as a legal reserve, an amount equal to a minimum of 10% of cash dividends paid until such reserve equals 50% of its issued capital stock. The reserve is not available for the payment of cash dividends, but may be transferred to capital stock with the approval of the Group’s Board of Directors or used to reduce accumulated deficit, if any, with the ratification of the Group’s majority shareholders.
2	The provision of research and development of human is separately accumulated with tax reserve fund during earned surplus disposal by Tax Reduction and Exemption Control Act of Korea. Reversal of this provision can be paid out as dividends according to related tax law.

23.	Accumulated Other Comprehensive Income and Other Components of Equity

As of December 31, 2016 and 2017, the details of the Controlling Company’s accumulated other comprehensive income are as follows:

(in millions of Korean won)	2016		2017
Changes in investments in associates and joint ventures	￦	(10,883)	￦	(735)
Loss on derivatives valuation		(34,309)		(3,463)
Gain of valuation on available-for-sale		54,106		52,673
Foreign currency translation adjustment		(10,346)		(17,490)

Total	￦	(1,432)	￦	30,985

Changes in accumulated other comprehensive income for the years ended December 31, 2016 and 2017, are as follows:

	2016
(in millions of Korean won)	Beginning		Increase /decrease		Reclassified to gain or loss		Ending
Changes in investments in associates and joint ventures	￦	(10,312)	￦	(571)	￦	—	￦	(10,883)
Gain or loss on derivatives valuation		(23,234)		64,796		(75,871)		(34,309)
Gain or loss of valuation on available-for-sale		52,415		5,204		(3,513)		54,106
Foreign currency translation adjustment		(4,999)		(5,347)		—		(10,346)

Total	￦	13,870	￦	64,082	￦	(79,384)	￦	(1,432)

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2015, 2016 and 2017

	2017
(in millions of Korean won)	Beginning		Increase /decrease		Reclassified to gain or loss		Ending
Changes in investments in associates and joint ventures	￦	(10,883)	￦	10,148	￦	—	￦	(735)
Gain or loss on derivatives valuation		(34,309)		(111,083)		141,929		(3,463)
Gain or loss of valuation on available-for-sale		54,106		54,017		(55,450)		52,673
Foreign currency translation adjustment		(10,346)		(7,144)		—		(17,490)

Total	￦	(1,432)	￦	(54,062)	￦	86,479	￦	30,985

As of December 31, 2016 and 2017, the other components of equity are as follows:

(in millions of Korean won)	2016		2017
Treasury stock[1]	￦	(859,789)	￦	(853,108)
Loss on disposal of treasury stock[2]		607		873
Share-based payments		5,762		6,483
Others[3]		(364,514)		(359,550)

Total	￦	(1,217,934)	￦	(1,205,302)

1	During the year ended December 31, 2017, the Group granted 125,412 treasury shares as share-based payment.
2	The amount directly reflected in equity is ￦653 million (2016: ￦738 million) as of December 31, 2017.
3	Profit or loss incurred from transactions with non-controlling interest and investment difference incurred from change in proportion of subsidiaries are included.

As of December 31, 2016 and 2017, the details of treasury stock are as follows:

	2016		2017
Number of shares		16,140,165		16,014,753
Amounts (In millions of Korean won)	￦	859,789	￦	853,108

Treasury stock is expected to be used for the stock compensation for the Group’s directors and employees and other purposes.

24.	Share-based Payments

Details of share-based payments as of December 31, 2017, are as follows:

11th
Grant date	July 27, 2017
Grantee	CEO, inside directors, outside directors, executives
Vesting conditions	Service condition: 1 year Non-market performance condition: achievement of performance
Fair value per option (in Korean won)	￦34,400
Total compensation costs (in Korean won)	￦6,483 million
Estimated exercise date (exercise date)	After July 27, 2018
Valuation method	Fair value method

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2015, 2016 and 2017

Changes in the number of stock options and the weighted-average exercise price as of December 31, 2016 and 2017, are as follows:

	2016
	Beginning		Granted		Expired		Forfeited		Exercised[1]		Ending		Number of shares exercisable
9th grant	￦	263,123	￦	54,913	￦	181,685	￦	—	￦	136,351	￦	—	￦	—
10th grant		—		318,506		—		—		—		318,506		—

Total	￦	263,123	￦	373,419	￦	181,685	￦	—	￦	136,351	￦	318,506	￦	—

	2017
	Beginning		Granted		Expired		Forfeited		Exercised[1]		Ending		Number of shares exercisable
10th grant	￦	318,506	￦	—	￦	193,094	￦	—	￦	125,412	￦	—	￦	—
11th grant		—		316,949		—		—		—		316,949		—

Total	￦	318,506	￦	316,949	￦	193,094	￦	—	￦	125,412	￦	316,949	￦	—

1	The weighted average price of ordinary shares at the time of exercise during 2017 was ￦31,797 (2016: ￦31,750).

25.	Operating Revenues

Operating revenues for the years ended December 31, 2015, 2016 and 2017, are as follows:

(In millions of Korean won)	2015		2016		2017
Services provided	￦	19,455,693	￦	19,935,865	￦	19,898,725
Sale of goods		2,755,980		2,819,141		3,360,816
Others		488,183		365,872		287,388

Total	￦	22,699,856	￦	23,120,878	￦	23,546,929

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2015, 2016 and 2017

26.	Operating Expenses

Operating expenses for the years ended December 31, 2015, 2016 and 2017, are as follows:

(In millions of Korean won)	2015		2016		2017
Salaries and wages	￦	3,303,484	￦	3,477,596	￦	3,568,456
Depreciation		2,756,131		2,762,773		2,745,969
Amortization of intangible assets		582,467		582,493		618,533
Commissions		1,036,852		1,099,429		1,085,865
Interconnection charges		689,293		690,285		640,612
International interconnection fee		231,060		216,633		214,058
Purchase of inventories		3,963,036		3,407,263		4,053,693
Changes of inventories		(198,028)		162,323		(187,439)
Sales commission		1,856,595		1,968,035		2,201,778
Service cost		1,163,887		1,322,337		1,428,405
Utilities		319,303		323,406		323,313
Taxes and dues		256,958		255,480		279,574
Rent		469,950		455,457		448,772
Insurance premium		211,104		178,231		69,384
Installation fee		249,413		156,669		146,783
Advertising expenses		177,348		185,560		197,114
Research and development expenses		183,821		167,881		168,635
Card service cost		2,959,765		3,049,559		3,094,894
Others		1,410,349		1,319,688		1,379,438

Total	￦	21,622,788	￦	21,781,098	￦	22,477,837

Details of employee benefits for the years ended December 31, 2015, 2016 and 2017, are as follows:

(In millions of Korean won)	2015		2016		2017
Short-term employee benefits	￦	3,055,699	￦	3,206,904	￦	3,297,944
Post-employment benefits(Defined benefit plan)		202,814		208,942		209,770
Post-employment benefits(Defined contribution plan)		35,699		46,023		45,936
Post-employment benefits(Others)		5,535		8,017		6,949
Share-based payment		3,737		7,710		7,660

Total	￦	3,303,484	￦	3,477,596	￦	3,568,259

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2015, 2016 and 2017

27.	Financial Income and Costs

Details of financial income for the years ended December 31, 2015, 2016 and 2017, are as follows:

(In millions of Korean won)	2015		2016		2017
Interest income	￦	70,035	￦	115,686	￦	93,078
Gain on foreign currency transactions		18,766		24,915		79,653
Gain on foreign currency translation		11,280		12,165		225,580
Gain on settlement of derivatives		368		8,515		—
Gain on valuation of derivatives		141,512		109,436		57
Others		30,899		25,422		7,960

Total	￦	272,860	￦	296,139	￦	406,328

Details of financial expenses for the years ended December 31, 2015, 2016 and 2017, are as follows:

(In millions of Korean won)	2015		2016		2017
Interest expenses	￦	385,925	￦	337,219	￦	302,464
Loss on foreign currency transactions		42,831		37,936		40,303
Loss on foreign currency translation		175,613		121,949		12,239
Loss on settlement of derivatives		6,280		632		58,569
Loss on valuation of derivatives		1,733		138		209,582
Loss on disposal of trade receivables		2,539		15,838		20,355
Impairment loss on available-for-sale financial assets		1,805		966		9
Others		28,605		409		1,010

	￦	645,331	￦	515,087	￦	644,531

28.	Deferred Income Tax and Income Tax Expense

The analysis of deferred tax assets and deferred tax liabilities as of December 31, 2016 and 2017, is as follows:

(In millions of Korean won)	2016		2017
Deferred tax assets
Deferred tax assets to be recovered within 12 months	￦	265,997	￦	318,339
Deferred tax assets to be recovered after more than 12 months		1,124,420		1,140,252

	￦	1,390,417	￦	1,458,591

Deferred tax liabilities
Deferred tax liability to be recovered within 12 months		(48,033)		(15,705)
Deferred tax liability to be recovered after more than 12 months		(778,655)		(859,126)

		(826,688)		(874,831)

Deferred tax assets after offsetting	￦	701,409	￦	712,222

Deferred tax liabilities after offsetting	￦	137,680	￦	128,462

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2015, 2016 and 2017

The gross movements on the deferred income tax account for the years ended December 31, 2016 and 2017, are calculated as follows:

(In millions of Korean won)	2016		2017
Beginning	￦	715,747	￦	563,729
Charged(credited) to the statement of profit or loss		(152,102)		(1,771)
Charged(credited) to other comprehensive income		84		21,802

Ending	￦	563,729	￦	583,760

The movement in deferred income tax assets and liabilities during the year, without taking into consideration the offsetting of balances within the same tax jurisdiction, is as follows:

(In millions of Korean won)	2016
	Beginning		Statement of operations		Other comprehensive income		Ending
Deferred tax liabilities
Derivative instruments	￦	(19,155)	￦	(33,569)	￦	3,536	￦	(49,188)
Available-for-sale financial assets		(29,430)		(10)		(2,262)		(31,702)
Investment in subsidiaries, associates and joint ventures		(50,235)		(666)		155		(50,746)
Depreciation		(53,872)		14,374		—		(39,498)
Advanced depreciation provision		(231,692)		6,005		—		(225,687)
Deposits for severance benefits		(251,924)		(55,806)		—		(307,730)
Accrued income		(1,808)		(216)		—		(2,024)
Reserve for technology and human resource development		(1,216)		469		—		(747)
Others		(135,802)		16,436		—		(119,366)

		(775,134)		(52,983)		1,429		(826,688)

Deferred tax assets
Provisions for impairment on trade receivables		136,743		(26,467)		—		110,276
Inventory valuation		56		(8)		—		48
Contribution for construction		19,618		(1,527)		—		18,091
Accrued expenses		64,117		16,239		—		80,356
Provisions		20,353		(132)		—		20,221
Property, plant and equipment		239,791		(6,876)		—		232,915
Retirement benefit obligations		331,980		41,857		(1,345)		372,492
Withholding of facilities expenses		7,360		(450)		—		6,910
Accrued payroll expenses		21,634		4,281		—		25,915
Deduction of installment receivables		10,513		3,374		—		13,887
Assets retirement obligation		16,974		1,112		—		18,086
Gain or loss foreign currency translation		43,283		24,418		—		67,701
Deferred revenue		43,792		(17,679)		—		26,113
Real-estate sales		2,980		871		—		3,851

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2015, 2016 and 2017

(In millions of Korean won)	2016
	Beginning		Statement of operations		Other comprehensive income		Ending
Tax credit carryforwards		212,820		(13,221)		—		199,599
Accumulated deficit		107,485		(107,485)		—		—
Others		211,382		(17,426)		—		193,956

		1,490,881		(99,119)		(1,345)		1,390,417

Net balance	￦	715,747	￦	(152,102)	￦	84	￦	563,729

(In millions of Korean won)	2017
	Beginning		Statement of operations		Other comprehensive income		Ending
Deferred tax liabilities
Derivative instruments	￦	(49,188)	￦	49,188	￦	—	￦	—
Available-for-sale financial assets		(31,702)		(164)		1,346		(30,520)
Investment in subsidiaries, associates and joint ventures		(50,746)		(42,659)		(3,245)		(96,650)
Depreciation		(39,498)		39,498		—		—
Advanced depreciation provision		(225,687)		(22,905)		—		(248,592)
Deposits for severance benefits		(307,730)		(80,126)		—		(387,856)
Accrued income		(2,024)		(126)		—		(2,150)
Reserve for technology and human resource development		(747)		433		—		(314)
Others		(119,366)		10,617		—		(108,749)

		(826,688)		(46,244)		(1,899)		(874,831)

Deferred tax assets
Derivative instruments		—		34,572		(9,848)		24,724
Provisions for impairment on trade receivables		110,276		11,380		—		121,656
Inventory valuation		48		(48)		—		—
Contribution for construction		18,091		180		—		18,271
Accrued expenses		80,356		10,683		—		91,039
Provisions		20,221		3,858		—		24,079
Property, plant and equipment		232,915		(841)		—		232,074
Retirement benefit obligations		372,492		67,751		26,806		467,049
Withholding of facilities expenses		6,910		472		—		7,382
Accrued payroll expenses		25,915		(10,786)		—		15,129
Deduction of installment receivables		13,887		(13,887)		—		—
Assets retirement obligation		18,086		2,750		—		20,836
Gain or loss foreign currency translation		67,701		(67,558)		—		143
Deferred revenue		26,113		221		—		26,334
Real-estate sales		3,851		4,847		—		8,698
Tax credit carryforwards		199,599		(48,823)		—		150,776
Deficit carried over		—		2,699		—		2,699

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2015, 2016 and 2017

(In millions of Korean won)	2017
	Beginning		Statement of operations		Other comprehensive income		Ending
Others		193,956		47,003		6,743		247,702

		1,390,417		44,473		23,701		1,458,591

Net balance	￦	563,729	￦	(1,771)	￦	21,802	￦	583,760

The tax impacts recognized directly to equity as of December 31, 2015, 2016 and 2017, are as follows:

	2015						2016						2017
(In millions of Korean won)	Before recognition		Tax effect		After recognition		Before recognition		Tax effect		After recognition		Before recognition		Tax effect		After recognition
Available-for-sale valuation gain(loss)	￦	(47,515)	￦	11,499	￦	(36,016)	￦	9,347	￦	(2,262)	￦	7,085	￦	(5,561)	￦	1,346	￦	(4,215)
Hedge instruments valuation gain(loss)		18,406		(4,454)		13,952		(14,611)		3,536		(11,075)		40,694		(9,848)		30,846
Remeasurements from net defined benefit liabilities		(49,963)		12,091		(37,872)		5,558		(1,345)		4,213		(110,768)		26,806		(83,962)
Shares of gain(loss) of associates and joint ventures		(5,297)		1,282		(4,015)		(641)		155		(486)		13,410		(3,245)		10,165
Foreign currency translation adjustment		(6,443)		1,559		(4,884)		(7,133)		1,726		(5,407)		(27,865)		6,743		(21,122)

Total	￦	(90,812)	￦	21,977	￦	(68,835)	￦	(7,480)	￦	1,810	￦	(5,670)	￦	(90,090)	￦	21,802	￦	(68,288)

Details of income tax expense(benefit) for the years ended December 31, 2015, 2016 and 2017, are calculated as follows:

(In millions of Korean won)	2015		2016		2017
Current income tax expense(benefit)	￦	(5,003)	￦	176,212	￦	268,885
Impact of change in deferred taxes		232,134		152,102		1,771

Income tax expense	￦	227,131	￦	328,314	￦	270,656

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2015, 2016 and 2017

The tax on the Group’s profit before tax differs from the theoretical amount that would arise using the weighted average tax rate applicable to profits of the entities as follows:

	2015		2016		2017
Profit before income tax expense	￦	710,741	￦	1,123,431	￦	816,997

Statutory income tax expense	￦	171,999	￦	271,870	￦	197,251
Tax effect
Income not taxable for taxation purposes		(21,881)		(28,093)		(19,268)
Non-deductible expenses		28,849		21,947		39,746
Tax credit		(9,660)		(13,764)		(27,211)
Additional payment of income taxes		997		(4,780)		976
Tax effect and adjustment on consolidation
Goodwill impairment		23,185		31,847		20,475
Eliminated dividend income form subsidiaries		20,452		40,087		34,305
Changes of out-side tax effect		9,844		(567)		17,990
Others		3,346		9,767		6,392

Income tax expense	￦	227,131	￦	328,314	￦	270,656

29.	Earnings per Share

Basic earnings per share is calculated by dividing the profit from operations attributable to equity holders of the Group by the weighted average number of ordinary shares outstanding during the period, excluding ordinary shares purchased by the Group and held as treasury stock.

Basic earnings per share from operations for the years ended December 31, 2015, 2016 and 2017, is calculated as follows:

	2015		2016		2017
Profit attributable to ordinary shares (In millions of Korean won)	￦	546,361	￦	708,362	￦	461,559
Profit from continuing operations attributable to ordinary shares		404,045		708,362		461,559
Profit from discontinued operations attributable to ordinary shares		142,316		—		—
Weighted average number of ordinary shares outstanding (In number of shares)		244,854,364		244,892,313		245,017,175
Basic earnings per share (In Korean won)		2,231		2,893		1,884
Basic earnings per share from continuing operations		1,650		2,893		1,884
Basic earnings per share from discontinued operations		581		—		—

Diluted earnings per share from operations is calculated by adjusting the weighted average number of ordinary shares outstanding to assume conversion of all dilutive potential ordinary shares. The Controlling Company has dilutive potential ordinary shares from convertible preferred stocks, stock options and other share-based payments.

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2015, 2016 and 2017

Diluted earnings per share from operations for the years ended December 31, 2015, 2016 and 2017 is calculated as follows:

	2015		2016		2017
Profit attributable to ordinary shares (In millions of Korean won)	￦	546,361	￦	708,362	￦	461,559
Adjusted net income attributable to ordinary shares (In millions of Korean won)		(75)		(67)		—
Diluted profit attributable to ordinary shares (In millions of Korean won)		546,286		708,295		461,559
Diluted profit from continuing operations attributable to ordinary shares		403,970		708,295		461,559
Diluted income from discontinued operations attributable to ordinary shares		142,316		—		—
Number of dilutive potential ordinary shares outstanding (In number of shares)		1,104		84,245		79,880
Weighted average number of ordinary shares outstanding (In number of shares)		244,855,468		244,976,558		245,097,055
Diluted earnings per share (In Korean won)		2,231		2,891		1,883
Diluted earnings per share from continuing operations		1,650		2,891		1,883
Diluted earnings per share from discontinued operations		581		—		—

30.	Dividend

The dividends paid by the Group in 2017 and 2016 were ￦195,977 million (￦800 per share) and ￦122,425 million (￦500 per share), respectively. There were no dividends paid in 2015. A dividend in respect of the year ended December 31, 2017, of ￦1,000 per share, amounting to a total dividend of ￦245,097 million, was approved at the shareholders’ meeting on March 23, 2018.

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2015, 2016 and 2017

31.	Cash Generated from Operations

Cash flows from operating activities for the years ended December 31, 2015, 2016 and 2017, are as follows:

(In millions of Korean won)	2015		2016		2017
1. Profit for the year	￦	624,685	￦	795,117	￦	546,341
2. Adjustments to reconcile net income
Income tax expense		346,146		328,314		270,656
Interest income		(161,123)		(130,066)		(108,639)
Interest expense		445,814		337,219		302,464
Dividends income		(11,371)		(3,926)		(4,785)
Depreciation		3,030,821		2,821,779		2,802,531
Amortization of intangible assets		609,185		599,721		635,150
Provision for severance benefits		217,787		217,255		218,966
Impairment losses on trade receivables		161,448		92,711		45,704
Share of net profit or loss of associates and joint ventures		(5,562)		(2,547)		15,480
Loss(gain) on disposal of associates and joint ventures		(4,848)		(1,450)		979
Impairment loss of associates and joint ventures		—		17,128		3,662
Gain on disposal of subsidiaries		(256,230)		—		—
Loss on disposal of property, plant and equipment and investment in properties		129,466		74,913		150,293
Loss on disposal of intangible assets		33,978		7,703		4,271
Loss on impairment of intangible assets		292,345		135,264		116,095
Loss on foreign currency translation		164,374		109,784		(213,341)
Loss(gain) on valuation of derivatives		(306,538)		(117,181)		268,094
Impairment losses on available-for-sale financial assets		1,805		966		9
Gain on disposal of available-for-sale financial assets		(131,041)		(22,695)		(89,598)
Others		24,140		64,863		(251,193)
3. Changes in operating assets and liabilities
Decrease(increase) in trade receivables		112,674		252,196		(303,340)
Increase in other receivables		(21,749)		(770,893)		(346,013)
Decrease(increase) in other current assets		(19,701)		48,549		11,792
Increase in other non-current assets		(137,532)		(51,765)		(43,790)
Decrease(increase) in inventories		(270,343)		167,873		(205,403)
Increase(decrease) in trade payables		81,295		(114,838)		162,110
Increase(decrease) in other payables		(48,680)		705,807		214,689
Increase(decrease) in other current liabilities		(9,452)		37,798		288,553
Increase in other non-current liabilities		119,836		30,762		174,618
Decrease in provisions		(8,902)		(12,583)		(12,574)
Decrease in deferred revenue		(82,582)		(69,179)		(13,086)
Increase in plan assets		(223,194)		(224,244)		(203,420)
Payment of severance benefits		(117,691)		(121,835)		(118,391)

4. Cash generated from operations (1+2+3)	￦	4,579,260	￦	5,202,520		4,318,884

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2015, 2016 and 2017

The Group made agreements with securitization specialty companies and disposed of its trade receivables related to handset sales (Note 19). Cash flows from the disposals are presented in cash generated from operations.

Significant transactions not affecting cash flows for the years ended December 31, 2015, 2016 and 2017, are as follows:

(In millions of Korean won)	2015		2016		2017
Reclassification of the current portion of debentures	￦	1,551,300	￦	1,617,175	￦	1,416,066
Reclassification of construction-in-progress to property, plant and equipment		2,373,023		2,212,324		2,686,591
Reclassification of accounts payable from property, plant and equipment		78,663		91,407		225,601
Reclassification of accounts payable from intangible assets		(170,870)		668,564		(227,108)
Reclassification of payable from defined benefit liability		1,675		5,746		36,209
Reclassification of payable from plan assets		13,717		(9,731)		43,035

32.	Changes in Liabilities Arising from Financing Activities

Changes in liabilities arising from financial activities for the periods ended December 31, 2017, are as follows:

(in millions of Korean won)	2017
	Beginning		Cash flows		Non-cash								Ending
					Newly acquired		Exchange difference		Fair value change		Other changes
Borrowing	￦	8,120,791	￦	(1,163,917)	￦	—	￦	(221,495)	￦	—	￦	(51,717)	￦	6,683,662
Financial lease liabilities		180,714		(71,735)		68,938		—		—		(1,039)		176,878
Derivative assets		227,318		(71,370)		—		(76,552)		2,687		(74,694)		7,389
Derivative liabilities		16,901		—		—		130,674		(28,015)		(20,740)		98,820
Total	￦	8,545,724	￦	(1,307,022)	￦	68,938	￦	(167,373)	￦	(25,328)	￦	(148,190)	￦	6,966,749

33.	Segment Information

The Group’s operating segments are as follows:

Details	Business service
Marketing/Customer	Mobile/fixed line telecommunication service and convergence business
Finance	Credit card business
Satellite TV	Satellite broadcasting business
All other segments	Information technology business, security business, global business and other businesses operated by subsidiaries

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2015, 2016 and 2017

Details of each segment for the years ended December 31, 2015, 2016 and 2017, are as follows:

	2015
(In millions of Korean won)	Operating revenues		Operating income(loss)		Depreciation and Amortization
Marketing/Customer	￦	16,130,454	￦	816,679	￦	2,897,876
Finance		3,512,721		281,477		25,466
Satellite TV		668,521		97,701		95,951
All other segments		6,115,520		(99,601)		314,691

		26,427,216		1,096,256		3,333,984
Elimination		(3,727,360)		(19,188)		4,614

Consolidated amount	￦	22,699,856	￦	1,077,068	￦	3,338,598

	2016
(In millions of Korean won)	Operating revenues		Operating income(loss)		Depreciation and Amortization
Marketing/Customer	￦	16,144,415	￦	1,050,053	￦	2,870,161
Finance		3,577,549		208,566		28,868
Satellite TV		668,945		79,987		98,895
All other segments		6,308,203		40,047		339,429

		26,699,112		1,378,653		3,337,353
Elimination		(3,578,234)		(38,873)		7,913

Consolidated amount	￦	23,120,878	￦	1,339,780	￦	3,345,266

	2017
(In millions of Korean won)	Operating revenues		Operating income		Depreciation and Amortization
Marketing/Customer	￦	16,242,552	￦	1,018,593	￦	2,895,930
Finance		3,637,917		205,678		28,827
Satellite TV		685,822		75,373		99,216
All other segments		6,651,552		(187,090)		332,153

		27,217,843		1,112,554		3,356,126
Elimination		(3,670,914)		(43,462)		8,376

Consolidated amount	￦	23,546,929	￦	1,069,092	￦	3,364,502

Operating revenues for the year ended December 31, 2015, 2016 and 2017 and non-current assets as of December 31, 2016 and 2017 by geographical regions, are as follows:

(In millions of Korean won)	Operating revenues			Non-current assets[1]
Location	2015	2016	2017	2016.12.31	2017.12.31
Domestic	￦22,628,778	￦23,026,255	￦23,481,703	￦18,308,310	￦17,246,640
Overseas	71,078	94,623	65,226	174,648	137,914

Total	￦22,699,856	￦23,120,878	￦23,546,929	￦18,482,958	￦17,384,554

1	Non-current assets include property, plant and equipment, intangible assets and investment properties.

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2015, 2016 and 2017

34.	Related Party Transactions

The list of related party of the Group as of December 31, 2017, is as follows:

Relationship	Name of Entry
Associates and joint ventures	Korea Information & Technology Investment Fund, K- Realty CR-REITs No.1, KT-SB Venture Investment Fund, Boston Global Film & Contents Fund L.P., QTT Global (Group) Company Limited, CU Industrial Development Co., Ltd., PHI Healthcare., KD Living, Inc., MOS GS Co., Ltd., MOS Daegu Co., Ltd., MOS Chungcheong Co., Ltd., MOS Gangnam Co., Ltd., MOS GB Co., Ltd., MOS BS Co., Ltd., MOS Honam Co., Ltd., Oscar Ent. Co., Ltd., KT-CKP New Media Investment Fund, LoginD Co., Ltd., K-REALTY CR-REIT 6, K Bank, Inc., NgeneBio, ISU-kth Contents Investment Fund, Daiwon Broadcasting Co., Ltd., KT-DSC creative economy youth start-up investment fund, Gyeonggi-KT Green Growth Fund, Korea electronic Vehicle charging service, PT. Mitra Transaksi Indonesia, K-REALTY RENTAL HOUSING REIT 2, KT-IBKC future investment fund 1, AI RESEARCH INSTITUTE, Gyeonggi-KT Yoojin Superman Fund, FUNDA Co., Ltd., FUNDA Co., Ltd., CHAMP IT Co.,Ltd., GE Premier 1st Corporate Restructuring Real Estate Investment Trust Company, Alliance Internet Corp.

Outstanding balances of receivables and payables in relations to transactions with related parties as of December 31, 2016 and 2017, are as follows:

		2016
		Receivables						Payables
(In millions of Korean won)		Trade receivables		Loans		Other receivables		Trade payables		Other payables
Associates and joint ventures	KT Wibro Infra Co., Ltd.	￦	—	￦	—	￦	—	￦	—	￦	43,394
	K-Realty CR-REITs No.1		882		—		33,110		—		—
	MOS GS Co., Ltd.		9		—		1		—		1,494
	MOS Daegu Co., Ltd.		1		—		—		—		1,082
	MOS Chungcheong Co., Ltd.		6		—		1		—		2,065
	MOS Gangnam Co., Ltd.		6		—		1		—		1,129
	MOS GB Co., Ltd.		19		—		5		—		2,167
	MOS BS Co., Ltd.		34		—		1		—		1,114
	MOS Honam Co., Ltd.		2		—		—		—		1,289
	Others		481		—		179		3		1,266

	Total	￦	1,440	￦	—	￦	33,298	￦	3	￦	55,000

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2015, 2016 and 2017

		2017
		Receivables						Payables
(In millions of Korean won)		Trade receivables		Loans		Other receivables		Trade payables		Other payables
Associates and joint ventures	K-Realty CR-REITs No.1	￦	778	￦	—	￦	33,800	￦	—	￦	—
	MOS GS Co., Ltd.		17		—		—		—		392
	MOS Daegu Co., Ltd.		1		—		—		—		1,388
	MOS Chungcheong Co., Ltd.		1		—		290		—		1,827
	MOS Gangnam Co., Ltd.		6		—		1		—		287
	MOS GB Co., Ltd.		17		—		1		—		778
	MOS BS Co., Ltd.		34		—		1		—		46
	MOS Honam Co., Ltd.		2		—		1		—		384
	K Bank, Inc.		1,338		—		7,994		—		296
	NgeneBio		1		2,510		—		—		3
	Others		54		—		1,281		—		2,135

	Total	￦	2,249	￦	2,510	￦	43,369	￦	—	￦	7,536

Significant transactions with related parties for the years ended December 31, 2015, 2016 and 2017, are as follows:

		2015
(In millions of Korean won)		Sales		Purchases[2]
Associates and joint ventures	KT Service Bukbu[1]	￦	2,143	￦	28,550
	Information Technology Solution Nambu Corporation[1]		2,707		24,025
	Information Technology Solution Seobu Corporation[1]		2,324		20,031
	Information Technology Solution Busan Corporation[1]		1,496		14,049
	KT Service Nambu[1]		1,972		21,133
	Information Technology Solution Honam Corporation[1]		2,050		29,538
	Information Technology Solution Daegu Corporation[1]		1,256		18,272
	KT Wibro Infra Co., Ltd.		11		814
	Smart Channel Co., Ltd.		6,545		4,722
	K- Realty CR-REITs No.1		2,133		38,167
	MOS GS Co., Ltd.		752		17,474
	MOS Daegu Co., Ltd.		357		12,227
	MOS Chungcheong Co., Ltd.		310		12,735
	MOS Gangnam Co., Ltd.		454		15,829
	MOS GB Co., Ltd.		964		21,582
	MOS BS Co., Ltd.		453		15,482
	MOS Honam Co., Ltd.		470		17,004
	Others		4,394		13,510

	Total[3]	￦	30,791	￦	325,144

1	The transactions for the year ended December 31, 2015, after KT Service Bukbu Co., Ltd. and KT Service Nambu Co., Ltd. were merged and included in the consolidation scope.
2	The amount includes acquisition of property, plant and equipment, and others.

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2015, 2016 and 2017

3	Operating income amounting to ￦6,634 million of KT Capital Co., Ltd. and KT Rental that were classified as discontinued operations during the year ended December 31, 2015, is included.

		2016
(In millions of Korean won)		Sales		Purchases[2]
Associates and joint ventures	KT Wibro Infra Co., Ltd.	￦	11	￦	391
	Smart Channel Co., Ltd. [1]		766		—
	K- Realty CR-REITs No.1		1,989		37,469
	MOS GS Co., Ltd.		663		17,361
	MOS Daegu Co., Ltd.		291		12,220
	MOS Chungcheong Co., Ltd.		408		13,469
	MOS Gangnam Co., Ltd.		412		15,797
	MOS GB Co., Ltd.		891		21,802
	MOS BS Co., Ltd.		441		15,346
	MOS Honam Co., Ltd.		418		14,389
	Others		1,719		29,422

	Total	￦	8,009	￦	177,666

1	The transactions for the year ended December 31, 2016, before Smart Channel Co., Ltd. was included in the consolidation scope.
2	The amount includes acquisition of property, plant and equipment, and others.

		2017
(In millions of Korean won)		Sales		Purchases[1]
Associates and joint ventures	K- Realty CR-REITs No.1	￦	2,233	￦	35,532
	MOS GS Co., Ltd.		704		16,946
	MOS Daegu Co., Ltd.		335		8,514
	MOS Chungcheong Co., Ltd.		455		15,542
	MOS Gangnam Co., Ltd.		484		16,380
	MOS GB Co., Ltd.		987		21,651
	MOS BS Co., Ltd.		460		15,957
	MOS Honam Co., Ltd.		493		14,294
	K Bank, Inc.[3]		29,939		59
	NgeneBio[2]		43		—
	Others		1,149		11,384

	Total	￦	37,282	￦	156,259

1	The amount includes acquisition of property, plant and equipment and others.
2	It is the amount after excluded from consolidation during the year.
3	The sales amount consists of providing services of IT system construction to K Bank, Inc.

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2015, 2016 and 2017

Key management compensation for the years ended December 31, 2015, 2016 and 2017, consists of:

(In millions of Korean won)	2015		2016		2017
Salaries and other short-term benefits	￦	2,455	￦	2,629	￦	2,879
Post-employment benefits		413		381		311
Stock-based compensation		997		1,237		1,331

Total	￦	3,865	￦	4,247	￦	4,521

Fund transactions with related parties for the years ended December 31, 2016 and 2017, are as follows:

(In millions of Korean won)	2016
	Equity contributions in cash		Dividend income
Associates and joint ventures
KT-DSC creative economy youth start-up investment fund	￦	6,000	￦	—
PT. Mitra Transaksi Indonesia		16,626		—
K-REALTY RENTAL HOUSING REIT 2		5,500		—
AI RESEARCH INSTITUTE		3,000		—
KT-IBKC future investment fund 1		3,750		—
Gyeonggi-KT Yoojin Superman Fund		1,000		—
FUNDA Co., Ltd.		2,799		—
K-Realty CR-REITs No.1		—		4,186
Korea Information & Technology Investment Fund		—		3,201
Daiwon Broadcasting Co., Ltd.		—		85
Others		—		82

Total	￦	38,675	￦	7,554

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2015, 2016 and 2017

(In millions of Korean won)	2017
	Equity contributions in cash		Dividend income
Associates and joint ventures
PT. Mitra Transaksi Indonesia	￦	5,194	￦	—
KT-IBKC future investment fund 1		7,500		—
CHAMP IT Co.,Ltd.		750		—
Korea Electronic Vehicle Charging Service		864		—
Gyeonggi-KT Yoojin Superman Fund		1,000		—
K-REALTY CR REIT 1		—		5,392
K Bank, Inc.		26,543		—
Korea Information & Technology Investment Fund		—		739
MOS GS Co., Ltd.		—		12
MOS Daegu Co., Ltd.		—		12
MOS Chungcheong Co., Ltd.		—		12
MOS Gangnam Co., Ltd.		—		10
MOS GB Co., Ltd.		—		15
MOS BS Co., Ltd.		—		10
MOS Honam Co., Ltd.		—		10

Total	￦	41,851	￦	6,212

35.	Financial Risk Management

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

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2015, 2016 and 2017

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

As of December 31, 2015, 2016 and 2017, if the foreign exchange rate had strengthened/weakened by 10% with all other variables held constant, the effects on profit before income tax and shareholders’ equity would have been as follows:

(In millions of Korean won)	Fluctuation of foreign exchange rate	Income before tax		Shareholders’ equity
2015.12.31	10%	￦	(52,157)	￦	(45,632)
	-10%		52,157		45,632
2016.12.31	10%		(28,134)		(23,817)
	-10%		28,134		23,817
2017.12.31	10%		(10,132)		(7,273)
	-10%		10,132		7,273

The above analysis is a simple sensitivity analysis which assumes that all the variables other than foreign exchange rates are held constant. Therefore, the analysis does not reflect any correlation between foreign exchange rates and other variables, nor the management’s decision to decrease the risk.

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2015, 2016 and 2017

Details of financial assets and liabilities in foreign currencies as of December 31, 2015, 2016 and 2017, are as follows:

	2015		2016		2017
(In thousands)	Financial assets	Financial liabilities	Financial assets	Financial liabilities	Financial assets	Financial liabilities
USD	183,254	2,351,003	210,474	2,536,090	236,476	1,908,831
SDR[1]	444	849	311	737	306	738
JPY	73,716	40,279,411	80,555	21,802,051	28,267	21,801,443
GBP	8	888	1	151	—	74
EUR	29	29	40	2,571	186	3,625
DZD[2]	—	—	471	—	47	—
CNY	15,562	107	15,262	381	46,555	10
UZS[3]	—	—	39,531	—	136,787	—
RWF[4]	—	—	1,203	—	3,346	—
IDR[5]	—	—	15,646,011	53,142,167	14,886,393	710,162
MMK[6]	—	—	2,750	—	84	—
TZS[7]	—	—	29,987	—	317,348	—
BWP[8]	—	—	15	—	42	—
HKD	9	—	254	—	—	—
BDT[9]	6	—	69,473	—	38,074	—
PLN[10]	207,273	—	106,025	—	338	—
VND[11]	270,000	—	515,412	—	311,649	—
CHF[12]	—	—	—	—	—	12

1	Special Drawing Rights.
2	Algeria Dinar.
3	Uzbekistan Sum.
4	Rwanda Franc.
5	Indonesia Rupiah.
6	Myanmar Kyat.
7	Tanzanian Shilling.
8	Botswana Pula.
9	Bangladesh Taka.
10	Polish Zloty.
11	Vietnam Dong.
12	Confoederatio Helvetia Franc.

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2015, 2016 and 2017

(iii) Price risk

As of December 31, 2015, 2016 and 2017, the Group is exposed to equity securities price risk because the securities held by the Group are traded in active markets. If the market prices had increased/decreased by 10% with all other variables held constant, the effects on profit before income tax and shareholders’ equity would have been as follows:

(In millions of Korean won)	Fluctuation of price	Income before tax		Equity
2015.12.31	10%	￦	—	￦	3,469
	-10%		—		(3,469)
2016.12.31	10%	￦	—	￦	539
	-10%		—		(539)
2017.12.31	10%	￦	—	￦	686
	-10%		—		(686)

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

As of December 31, 2015, 2016 and 2017, if the market interest rate had increased/decreased by 100bp with other variables held constant, the effects on profit before income tax and shareholders’ equity would be as follows:

(In millions of Korean won)	Fluctuation of interest rate	Income before tax		Shareholders’ equity
2015.12.31	+ 100 bp	￦	(3,601)	￦	(245)
	- 100 bp		3,615		(5,764)
2016.12.31	+ 100 bp	￦	(3,456)	￦	(1,673)
	- 100 bp		3,445		(5,025)
2017.12.31	+ 100 bp	￦	1,942	￦	4,868
	- 100 bp		(1,954)		(5,198)

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

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2015, 2016 and 2017

Credit risk arises from cash and cash equivalents, derivative financial instruments and deposits with banks and financial institutions, as well as outstanding receivables. To minimize such risk, only the financial institutions with strong credit ratings are accepted.

As of December 31, 2016 and 2017, maximum exposure to credit risk is as follows.

(In millions of Korean won)	2016		2017
Cash equivalents(except cash on hand)	￦	2,875,383	￦	1,926,620
Trade and other receivables		6,036,363		6,643,115
Other financial assets
Financial assets at fair value through profit or loss		6,277		5,813
Derivative used for hedging		227,318		7,389
Time deposits and others		716,769		1,333,317
Available-for-sale financial assets		26,684		9,899
Held-to-maturity financial assets		30,143		151
Financial guarantee contracts [1]		56,373		143,969

Total	￦	9,975,310	￦	10,070,273

1	Total amounts guaranteed by the Group according to the guarantee contracts.

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

	2016.12.31
(In millions of Korean won)	Less than 1 year		1-5 years		More than 5 years		Total
Trade and other payables	￦	7,682,604	￦	1,121,452	￦	217,411	￦	9,021,467
Borrowings(including debentures)		2,034,524		4,834,151		2,458,749		9,327,424
Other non-derivative financial liabilities		233		3,272		22,917		26,422
Financial guarantee contracts[1]		56,373		—		—		56,373

Total	￦	9,773,734	￦	5,958,875	￦	2,699,077	￦	18,431,686

	2017.12.31
(In millions of Korean won)	Less than 1 year		1-5 years		More than 5 years		Total
Trade and other payables	￦	7,880,906	￦	1,219,835	￦	161,497	￦	9,262,238
Borrowings(including debentures)		1,623,996		3,666,726		2,317,209		7,607,931
Other non-derivative financial liabilities		4,117		8,452		—		12,569
Financial guarantee contracts[1]		26,738		—		—		26,738

Total	￦	9,535,757	￦	4,895,013	￦	2,478,706	￦	16,909,476

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2015, 2016 and 2017

1	Total amount guaranteed by the Group according to guarantee contracts. Cash flow from financial guarantee contracts is classified as the maturity group in the earliest period when the financial guarantee contracts can be executed.

Cash outflow and inflow of derivatives settled gross or net are undiscounted contractual cash flow and can differ from the amount in the financial statements.

	2015.12.31
(In millions of Korean won)	Less than 1 year		1-5 years		More than 5 years		Total
Outflow	￦	335,970	￦	2,138,379	￦	38,184	￦	2,512,533
Inflow		276,066		2,284,219		46,194		2,606,479

	2016.12.31
(In millions of Korean won)	Less than 1 year		1-5 years		More than 5 years		Total
Outflow	￦	1,174,147	￦	1,176,715	￦	536,005	￦	2,886,867
Inflow		1,302,112		1,306,199		588,559		3,196,870

	2017.12.31
(In millions of Korean won)	Less than 1 year		1-5 years		More than 5 years		Total
Outflow	￦	638,171	￦	546,791	￦	526,633	￦	1,711,595
Inflow		608,270		568,976		509,558		1,686,804

(2) Management of Capital Management

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

The debt-to-equity ratios as of December 31, 2016 and 2017, are as follows:

(In millions of Korean won)	2016		2017
Total liabilities	￦	17,881,580	￦	16,696,309
Total equity		12,782,718		13,049,130
Debt-to-equity ratio		140%		128%

The Group manages capital on the basis of the gearing ratio. This ratio is calculated as net debt divided by total capital. Net debt is calculated as total borrowings less cash and cash equivalents. Total capital is calculated as ‘equity’ in the statement of financial position plus net debt.

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2015, 2016 and 2017

The gearing ratios as of December 31, 2016 and 2017, are as follows:

(In millions of Korean won, %)	2016		2017
Total borrowings	￦	8,301,505	￦	6,860,539
Less: cash and cash equivalents		(2,900,311)		(1,928,182)

Net debt		5,401,194		4,932,357
Total equity		12,782,718		13,049,130
Total capital		18,183,912		17,981,487
Gearing ratio		30%		27%

(3) Offsetting Financial Assets and Financial Liabilities

Details of the Group’s recognized financial assets subject to enforceable master netting arrangements or similar agreements are as follows:

(In millions of Korean won)	2016
	Gross assets		Gross liabilities offset		Net amounts presented in the statement of financial position		Amounts not offset				Net amount
							Financial instruments		Cash collateral
Derivative assets for hedging purpose[1]	￦	35,334	￦	—	￦	35,334	￦	(5,707)	￦	—	￦	29,627
Trade receivables[2]		95,865		—		95,865		(91,662)		—		4,203

	￦	131,199	￦	—	￦	131,199	￦	(97,369)	￦	—	￦	33,830

(In millions of Korean won)	2017
	Gross assets		Gross liabilities offset		Net amounts presented in the statement of financial position		Amounts not offset				Net amount
							Financial instruments		Cash collateral
Derivative assets for hedging purpose[1]	￦	3,284	￦	—	￦	3,284	￦	(3,284)	￦	—	￦	—
Trade receivables[2]		85,755		(5,010)		80,745		(73,109)		—		7,636
Other financial assets		8,680		(436)		8,244		(5,307)		—		2,937

	￦	97,719	￦	(5,446)	￦	92,273	￦	(81,700)	￦	—	￦	10,573

1	The amount applied with master netting arrangements under the standard contract of International Swap and Derivatives Association (ISDA).
2	The amount applied with netting arrangements under the reference offer of the telecommunication facility interconnection and sharing data among telecommunications companies.

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2015, 2016 and 2017

The Group’s recognized financial liabilities subject to enforceable master netting arrangements or similar agreements are as follows:

(In millions of Korean won)	2016
	Gross liabilities		Gross assets offset		Net amounts presented in the statement of financial position		Amounts not offset				Net amount
							Financial instruments		Cash collateral
Derivative liabilities for hedging purpose [1]	￦	20,627	￦	—	￦	20,627	￦	(20,627)	￦	—	￦	—
Trade payables[2]		90,435		—		90,435		(86,184)		—		4,251
Other payables[2]		48		(4)		44		—		—		44

	￦	111,110	￦	(4)	￦	111,106	￦	(106,811)	￦	—	￦	4,295

(In millions of Korean won)	2017
	Gross liabilities		Gross assets offset		Net amounts presented in the statement of financial position		Amounts not offset				Net amount
							Financial instruments		Cash collateral
Derivative liabilities for hedging purpose [1]	￦	26,135	￦	—	￦	26,135	￦	(3,284)	￦	—	￦	22,851
Trade payables[2]		80,829		(5,217)		75,612		(73,109)		—		2,503
Other financial liabilities		5,549		(229)		5,320		(5,307)		—		13

	￦	112,513	￦	(5,446)	￦	107,067	￦	(81,700)	￦	—	￦	25,367

1	The amount applied with master netting arrangements under the standard contract of International Swap and Derivatives Association (ISDA).
2	The amount applied with netting arrangements under the reference offer of the telecommunication facility interconnection and sharing data among telecommunications companies.

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2015, 2016 and 2017

36.	Fair Value

36.1	Fair Value of Financial Instruments by Category

Carrying amount and fair value of financial instruments by category as of December 31, 2016 and 2017, are as follows:

	2016		2017
(In millions of Korean won)	Carrying amount	Fair value	Carrying amount	Fair value
Financial assets
Cash and cash equivalents[1]	￦2,900,311	￦—	￦1,928,182	￦—
Trade and other receivables[1]	6,036,363	—	6,643,115	—
Other financial assets
Financial instruments at fair value through profit or loss	6,277	6,277	5,813	5,813
Derivative financial instruments for hedging purpose	227,318	227,318	7,389	7,389
Time deposits and others[1]	716,769	—	1,333,317	—
Held-to-maturity	30,143	30,143	151	151
Available-for-sale financial assets[2]	299,001	299,001	319,402	319,402

	￦10,216,182	￦—	￦10,237,369	￦—

Financial liabilities
Trade and other liabilities[1]	￦8,328,082	￦—	￦8,425,503	￦—
Borrowings	8,120,791	8,184,195	6,683,662	6,738,326
Other financial liabilities
Financial instruments at fair value through profit or loss	1,973	1,973	5,051	5,051
Derivative financial instruments for hedging purpose	14,928	14,928	93,770	93,770
Other[1]	91,763	—	87,670	—

	￦16,557,537	￦—	￦15,295,656	￦—

1	The Group did not conduct fair value estimation since the book amount is a reasonable approximation of the fair value.
2	Equity instruments that do not have a quoted price in an active market are measured at cost because their fair value cannot be measured reliably and excluded from the fair value disclosures.

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2015, 2016 and 2017

36.2	Financial Instruments Measured at Cost

Available-for-sale financial assets measured at cost as of December 31, 2016 and 2017, are as follows:

(In millions of Korean won)	2016		2017
K-Bank	￦	36,500	￦	—
IBK-AUCTUS Green Growth Private Equity Fund		9,506		8,518
WALDEN No.6 Fund		4,710		4,670
TRANSLINK No.2 Fund		9,395		9,395
Storm IV Fund		7,550		8,453
CBC II Fund		8,601		7,298
Others		29,511		23,217

	￦	105,773	￦	61,551

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

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2015, 2016 and 2017

Fair value hierarchy classifications of the financial assets and financial liabilities that are measured at fair value or its fair value is disclosed as of December 31, 2016 and 2017, are as follows:

	2016
(In millions of Korean won)	Level 1		Level 2		Level 3		Total
Recurring fair value measurements
Other financial assets
Financial assets at fair value through profit or loss	￦	—	￦	—	￦	6,277	￦	6,277
Derivative financial assets for hedging purpose		—		227,318		—		227,318
Available-for-sale financial assets		5,387		5,725		287,889		299,001

		5,387		233,043		294,166		532,596

Disclosed fair value
Associates and joint ventures		3,940		—		—		3,940
Investment properties[1]		—		—		1,962,779		1,962,779

		3,940		—		1,962,779		1,966,719

	￦	9,327	￦	233,043	￦	2,256,945	￦	2,499,315

Recurring fair value measurements
Other financial liabilities
Financial liabilities at fair value through profit or loss	￦	—	￦	—	￦	1,973	￦	1,973
Derivative financial liabilities for hedging purpose		—		14,928		—		14,928

		—		14,928		1,973		16,901

Disclosed fair value
Borrowings		—		—		8,184,195		8,184,195

		—		—		8,184,195		8,184,195

	￦	—	￦	14,928	￦	8,186,168	￦	8,201,096

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2015, 2016 and 2017

	2017
(In millions of Korean won)	Level 1		Level 2		Level 3		Total
Recurring fair value measurements
Other financial assets
Financial assets at fair value through profit or loss	￦	—	￦	—	￦	5,813	￦	5,813
Derivative financial assets for hedging purpose		—		7,389		—		7,389
Available-for-sale financial assets		6,859		5,466		307,077		319,402

		6,859		12,855		312,890		332,604

Disclosed fair value
Investment properties[1]		—		—		1,755,600		1,755,600

		—		—		1,755,600		1,755,600

	￦	6,859	￦	12,855	￦	2,068,490	￦	2,088,204

Recurring fair value measurements
Other financial liabilities
Financial liabilities at fair value through profit or loss	￦	—	￦	—	￦	5,051	￦	5,051
Derivative financial liabilities for hedging purpose		—		76,045		17,725		93,770

		—		76,045		22,776		98,821

Disclosed fair value
Borrowings		—		—		6,738,326		6,738,326

		—		—		6,738,326		6,738,326

	￦	—	￦	76,045	￦	6,761,102	￦	6,837,147

1	The highest and best use of a non-financial asset does not differ from its current use.

36.4	Transfers Between Fair Value Hierarchy Levels of Recurring Fair Value Measurements

(a)	Details of transfers between Level 1 and Level 2 of the fair value hierarchy for the recurring fair value measurements are as follows:

There are no transfers between Level 1 and Level 2 of the fair value hierarchy for the recurring fair value measurements.

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2015, 2016 and 2017

(b)	Details of changes in Level 3 of the fair value hierarchy for the recurring fair value measurements are as follows:

	2016
(In millions of Korean won)	Financial assets at fair value through profit or loss		Available-for-sale		Other derivative financial liabilities
Beginning balance	￦	18	￦	267,337	￦	2,006
Reclassification		—		5,723		—
Amount recognized in other comprehensive income		—		15,099		—
Purchases		13,461		1,561		—
Amount recognized in profit or loss		(7,184)		(426)		(33)
Sales		(18)		(1,405)		—

Ending balance	￦	6,277	￦	287,889	￦	1,973

	2017
(In millions of Korean won)	Financial assets at fair value through profit or loss		Available-for-sale		Other derivative financial liabilities		Derivative financial liabilities for hedging purpose
Beginning balance	￦	6,277	￦	287,889	￦	1,973	￦	—
Reclassification		—		(277)		—		—
Amount recognized in other comprehensive income		—		58,450		—		(1,909)
Purchases		—		85,287		—		—
Amount recognized in profit or loss		(464)		(113)		3,078		19,634
Sales		—		(124,159)		—		—

Ending balance	￦	5,813	￦	307,077	￦	5,051	￦	17,725

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2015, 2016 and 2017

36.5	Valuation Technique and the Inputs

Valuation techniques and inputs used in the recurring, non-recurring fair value measurements and disclosed fair values categorized within Level 2 and Level 3 of the fair value hierarchy as of December 31, 2016 and 2017, are as follows:

	2016
(In millions of Korean won)	Fair value		Level	Valuation techniques
Assets
Recurring fair value measurements
Other financial assets
Derivative financial assets for hedging purpose	￦	227,318	2	Discounted cash flow model
Available-for-sale financial assets		293,614	2,3	Discounted cash flow model
Others		6,277	3	Discounted cash flow model
Disclosed fair value
Investment properties		1,962,779	3	Discounted cash flow model
Liabilities
Recurring fair value measurements
Other financial liabilities
Derivative financial liabilities for hedging purpose		14,928	2	Discounted cash flow model
Other derivative financial liabilities		1,973	3	Discounted cash flow model Comparable Company Analysis
Disclosed fair value
Borrowings		8,184,195	3	Discounted cash flow model

	2017
(In millions of Korean won)	Fair value		Level	Valuation techniques
Assets
Recurring fair value measurements
Other financial assets
Derivative financial assets for hedging purpose	￦	7,389	2	Discounted cash flow model
Available-for-sale financial assets		312,543	2,3	Discounted cash flow model
Others		5,813	3	Discounted cash flow model
Disclosed fair value
Investment properties		1,755,600	3	Discounted cash flow model
Liabilities
Recurring fair value measurements
Other financial liabilities
Derivative financial liabilities for hedging purpose		93,770	2,3	Hull-White Model,
				Discounted cash flow model
Other derivative financial liabilities		5,051	3	Discounted cash flow model Comparable Company Analysis
Disclosed fair value
Borrowings		6,738,326	3	Discounted cash flow model

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2015, 2016 and 2017

36.6	Valuation Processes for Fair Value Measurements Categorized Within Level 3

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

In relation to this, details and changes of the total deferred difference for the years ended December 31, 2016 and 2017, are as follows:

(In millions of Korean won)	2016				2017
	Other derivative financial assets		Other derivative financial liabilities		Other derivative financial assets		Other derivative financial liabilities
Beginning balance	￦	11,293	￦	—	￦	8,470	￦	—
New transactions		—		—		—		7,126
Disposal		(2,823)		—		(2,823)		(594)

Ending balance	￦	8,470	￦	—	￦	5,647	￦	6,532

37.	Interests in Unconsolidated Structured Entities

Details of information about its interests in unconsolidated structured entities, which the Group does not have control over, including the nature, purpose and activities of the structured entity and how the structured entity is financed, are as follows:

Classes of entities	Nature, purpose, activities and others
Real estate finance	A structured entity incorporated for the purpose of real estate development is provided with funds by investors’ investments in equity and borrowings from financial institutions (including long-term and short-term loans and issuance of ABCP due in three months), and based on these, the structured entity implements activities such as real estate acquisition, development and mortgage loans. The structured entity repays loan principals with funds incurred from instalment house sales after the completion of real estate development or with collection of the principal of mortgage loan. The remaining shares are distributed to investors. As of December 31, 2017, this entity is engaged in real estate finance structured entity, and generates revenues by receiving dividends from direct investments in or receiving interests on loans to the structured entity. Financial institutions, including the Entity, are provided with guarantees including joint guarantees or real estate collateral from investors and others.

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2015, 2016 and 2017

Remarks	Nature, purpose, activities and others
Consequently, the entity is a priority over other parties in the preservation of claim. However, when the credit rating of investors and others decreases or when the value of real estate decreases, the entity may be obliged to cover losses.

PEF and investment funds	Minority investors including managing members contribute to PEF and investment funds incorporated for the purpose of providing funds to the small, medium, or venture entities, and the managing member implements activities such as investments in equity or loans based on the contributions. As of December 31, 2017, the entity is engaged in PEF and investment funds structured entity, and after contributing to PEF and investment funds, the entity receives dividends for operating revenues from these contributions. The entity is provided with underlying assets of PEF and investment funds as collateral. However, when the value of the underlying assets decreases, the entity may be obliged to cover losses.

M&A finance	A structured entity incorporated for the purpose of supporting a certain group’s financial structure improvement or acquiring equity or convertible bonds is provided with funds by investors’ investments in equity and long-term or short-term borrowings from financial institutions, and based on these, the structured entity acquires shares held by the entity, which has plans to improve its financial structure, or to dispose convertible bonds and others. The structured entity repays loan principals with funds incurred from disposals of holding shares after a certain period. The remaining shares are distributed to investors. As of December 31, 2017, the entity is engaged in M&A finance structured entity, and receives interests. Financial institutions are provided with guarantees including joint guarantees or shares subject to M&A from investors and others. Consequently, the entity is a priority over other parties in the preservation of claim. However, when the credit rating of investors and others decreases or when the value of shares provided as collateral decreases, the Group may be obliged to cover losses.

Asset securitization	The Group transfers accounts receivable for handset sales to its Special Purpose Company (“SPC”) for asset securitization. SPC issues the asset-backed securities with accounts receivable for handset sales as an underlying asset, and makes payment for the underlying asset acquired.

Other	There are other structured entity types, which the entity is engaged in, such as shipping finance, SPAC and others. Interest income is realized from the entity’s loans to the relevant structured entity. When the credit rating of the shipping group decreases, or the value of vessels decreases, the entity may be obliged to cover losses. When SPAC is listed or merged after the entity invests in shares or convertible bonds issued by the relevant structured entity, revenues are realized from disposal of the shares of the convertible bonds. However, the entity may be obliged to cover losses when SPAC is liquidated if the SPAC is not listed or merged.

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2015, 2016 and 2017

Details of scale of unconsolidated structured entities and nature of the risks associated with an entity’s interests in unconsolidated structured entities as of December 31, 2016 and 2017, are as follows:

(In millions of Korean won)	2016
	Real Estate Finance		PEF &Investment Fund		Asset-backed Securitization		Total
Total assets of Unconsolidated Structured Entities	￦	1,075,471	￦	3,759,246	￦	2,841,886	￦	7,676,603
Assets recognized in statement of financial position
Other financial assets	￦	21,932	￦	60,782	￦	—	￦	82,714
Joint ventures and Associates		10,086		165,638		—		175,724

Total	￦	32,018	￦	226,420	￦	—	￦	258,438

Maximum loss exposure1
Investment Assets	￦	32,018	￦	226,420	￦	—	￦	258,438

Total	￦	32,018	￦	226,420	￦	—	￦	258,438

1	Maximum exposure to loss includes the investments recognized in the Group’s financial statements and the amounts which are probable to be determined when certain conditions are met by agreements including purchase agreements, credit granting and others.

(In millions of Korean won)	2017
	Real Estate Finance		PEF &Investment Fund		Asset-backed Securitization		Total
Total assets of Unconsolidated Structured Entities	￦	1,426,620	￦	3,779,377	￦	2,619,445	￦	7,825,442
Assets recognized in statement of financial position
Other financial assets	￦	21,800	￦	52,666		—	￦	74,466
Joint ventures and Associates		10,168		164,030		—		174,198

Total	￦	31,968	￦	216,696	￦	—	￦	248,664

Maximum loss exposure1
Investment Assets	￦	31,968	￦	216,696		—	￦	248,664

Total	￦	31,968	￦	216,696	￦	—	￦	248,664

1	Maximum exposure to loss includes the investments recognized in the Group’s financial statements and the amounts which are probable to be determined when certain conditions are met by agreements including purchase agreements, credit granting and others.

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2015, 2016 and 2017

38.	Information About Non-controlling Interests

38.1	Changes in Accumulated Non-controlling Interests

Profit or loss allocated to non-controlling interests and accumulated non-controlling interests of subsidiaries that are material to the Group for the years ended December 31, 2015, 2016 and 2017 are as follows:

(In millions of Korean won)	2015
	Non- controlling Interests rate(%)	Accumulated non-controlling interests at the beginning of the year		Profit or loss allocated to non-controlling interests		Dividend paid to non- controlling interests		Others		Accumulated non-controlling interests at the end of the year
KT Skylife Co., Ltd.	49.73%	￦	297,300	￦	27,032	￦	(8,325)	￦	873	￦	316,880
BC Card Co., Ltd.	30.46%		292,931		62,943		(22,650)		(10,303)		322,921
KT Powertel Co., Ltd.	55.15%		70,231		(17,880)		(1,118)		(307)		50,926
KT Hitel Co.,Ltd.	36.30%		51,136		(608)		—		161		50,689
KT Telecop Co., Ltd.	13.18%		104,821		(1,000)		—		(393)		103,428

(In millions of Korean won)	2016
	Non- controlling Interests rate(%)	Accumulated non-controlling interests at the beginning of the year		Profit or loss allocated to non-controlling interests		Dividend paid to non- controlling interests		Others		Accumulated non-controlling interests at the end of the year
KT Skylife Co., Ltd.	49.73%	￦	316,880	￦	22,445	￦	(8,279)	￦	(1,370)	￦	329,676
BC Card Co., Ltd.	30.46%		322,921		47,068		(44,637)		3,986		329,338
KT Powertel Co., Ltd.	55.15%		50,926		112		—		713		51,751
KT Hitel Co.,Ltd.	35.27%		50,689		1,274		—		(165)		51,798
KT Telecop Co., Ltd.	13.18%		103,428		19		—		85		103,532

(In millions of Korean won)	2017
	Non- controlling Interests rate(%)	Accumulated non-controlling interests at the beginning of the year		Profit or loss allocated to non-controlling interests		Dividend paid to non- controlling interests		Others		Accumulated non-controlling interests at the end of the year
KT Skylife Co., Ltd.	49.73%	￦	329,676	￦	9,395	￦	(9,817)	￦	(952)	￦	328,302
BC Card Co., Ltd.	30.46%		329,338		43,961		(29,490)		(4,742)		339,067
KT Powertel Co., Ltd.	55.15%		51,751		1,165		—		137		53,053
KT Hitel Co.,Ltd.	32.87%		51,798		870		—		478		53,146
KT Telecop Co., Ltd.	13.18%		103,532		381		—		(445)		103,468

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2015, 2016 and 2017

38.2	Summarized Financial Information on Subsidiaries

The summarized financial information for each subsidiary with non-controlling interests that are material to the Group before inter-company eliminations is as follows:

Summarized consolidated statements of financial position as of December 31, 2015, 2016 and 2017, are as follows:

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

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2015, 2016 and 2017

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

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2015, 2016 and 2017

	2017
(In millions of Korean won)	KT Skylife Co., Ltd.		BC Card Co., Ltd.		KT Powertel Co., Ltd.		KT Hitel Co., Ltd.		KT Telecop Co., Ltd.
Non-controlling Interests rate(%)		49.73%		30.46%		55.15%		32.87%		13.18%
Current assets	￦	324,632	￦	3,225,262	￦	73,527	￦	150,368	￦	73,023
Non-current assets		468,261		823,001		41,598		107,872		191,330
Current liabilities		185,995		2,868,669		18,450		49,922		90,569
Non-current liabilities		24,555		86,369		487		3,021		41,064
Equity		582,343		1,093,225		96,188		205,297		132,720
Accumulated non-controlling interests		328,302		339,067		53,053		53,146		103,468
Operating revenue		687,752		3,628,995		69,234		227,884		317,591
Profit or loss for the year		57,314		156,109		2,112		3,225		2,885
Total comprehensive income		55,586		141,719		2,362		3,036		(490)
The profit or loss allocated to non-controlling interests		9,395		43,961		1,165		870		381
Cash flows from operating activities		99,269		108,203		13,895		28,320		57,262
Cash flows from investing activities		(81,758)		(568,518)		(17,354)		(36,086)		(43,483)
Cash flows from financing activities before dividend paid to non-controlling interests		(19,739)		(97,221)		—		—		—
Dividend paid to non-controlling interests		(9,817)		(29,490)		—		—		—
Gain or loss foreign currency translation		—		(184)		—		(47)		—
Net (decrease)/increase in cash and cash equivalents		(2,228)		(557,536)		(3,459)		(7,766)		13,779

38.3	Transactions with Non-controlling Interests

The effect of changes in the ownership interest on the equity attributable to owners of the Group during 2015, 2016 and 2017 is summarized as follows:

(in millions of Korean won)	2015		2016		2017
Carrying amount of non-controlling interests acquired	￦	—	￦	4,022	￦	(732)
Consideration paid to non-controlling interests		2,699		7,347		6,173

Excess of consideration paid recognized in parent’s equity	￦	2,699	￦	11,369	￦	5,441

39.	Events after Reporting Period

Subsequent to the reporting period, public bonds issued are as follow:

	December 31, 2017
(in millions of Korean won)	Issue date	Carrying amount	Interest rate	Redemption date
The 190-1st Public bond	2018.01.30	110,000	2.55%	2021.01.29
The 190-2nd Public bond	2018.01.30	150,000	2.75%	2023.01.30
The 190-3rd Public bond	2018.01.30	170,000	2.95%	2028.01.30
The 190-4th Public bond	2018.01.30	70,000	2.93%	2038.01.30

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2015, 2016 and 2017

In accordance with a resolution of the board of directors on April 9, 2018, the Group decided to take over unmanned security business of SG Safety Corporation for the consideration of ￦28,000 million, with May 31, 2018 as the acquisition date. The Group has signed the acquisition contract on April 10, 2018.