Form 20-F
period 2018-12-31
KT CORP
filed 2019-04-30
CIK 892450

As filed with the Securities and Exchange Commission on April 30, 2019

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2018

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

None

As of December 31, 2018, there were 245,144,768 ordinary shares, par value ￦5,000 per share, outstanding

(not including 15,967,040 ordinary shares held by the registrant as treasury shares)

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.    Yes  ☒    No  ☐

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.    Yes  ☐     No  ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.    Yes  ☒     No  ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).    Yes  ☒    No  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer  ☒    Accelerated filer  ☐    Non-accelerated filer  ☐    Emerging growth company  ☐

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing. U.S. GAAP  ☐    IFRS  ☒    Other  ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.    Item 17  ☐    Item 18   ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).    Yes  ☐    No  ☒

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

All references to “Won” or “￦” in this annual report are to the currency of the Republic and all references to “Dollars,” “$,” “US$” or “U.S. dollars” are to the currency of the United States of America. Our monetary assets and liabilities denominated in foreign currency are translated into Won at the market average exchange rate announced by Seoul Money Brokerage Services, Ltd. (the “Market Average Exchange Rate”) on the balance sheet dates, which were, for U.S. dollars, ￦1,208.5 to US$1.00, ￦1,071.4 to US$1.00 and ￦1,118.1 to US$1.00 on December 31, 2016, 2017 and 2018, respectively. Our consolidated financial statements are expressed in Won and, solely for the convenience of the reader, the consolidated financial statements as of and for the year ended December 31, 2018 have been translated into United States dollars at the rate of ￦1,118.1 to US$1.00, the Market Average Exchange Rate in effect on December 31, 2018.

Any discrepancies in any table between totals and the sums of the amounts listed are due to rounding.

All market share data contained in this annual report, unless otherwise specified, are based on the number of subscribers announced by the Ministry of Science and ICT (the “MSIT”), the Korea Communications Commission (the “KCC”) or the Korea Telecommunications Operators Association.

PART  I

Item 1.  Identity of Directors, Senior Managers and Advisers

Item 1.A.  Directors and Senior Management

Not applicable.

Item 1.B.  Advisers

Not applicable.

Item 1.C.  Auditors

Not applicable.

Item 2.  Offer Statistics and Expected Timetable

Item 2.A.  Offer Statistics

Not applicable.

Item 2.B.  Method and Expected Timetable

Not applicable.

Item 3.  Key Information

Item 3.A.  Selected Financial Data

The selected financial data presented below should be read in conjunction with our consolidated financial statements as of January 1, 2017 and December 31, 2017 and 2018 and for each of the years in the three-year period ended December 31, 2018 and related notes thereto (“Consolidated Financial Statements”) and “Item 5. Operating and Financial Review and Prospects” included elsewhere in this annual report. The selected financial data as of December 31, 2017 and 2018 and for each of the years in the three year period ended December 31, 2018 were derived from our audited Consolidated Financial Statements included elsewhere in this annual report. Our Consolidated Financial Statements are prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

In addition to preparing financial statements in accordance with IFRS as issued by the IASB included in this annual report, we prepare financial statements in accordance with IFRS as adopted by the Republic of Korea (“K-IFRS”), which we are required to file with the Financial Services Commission and the Korea Exchange under the Financial Investment Services and Capital Markets Act of Korea (“FSCMA”). English translations of such financial statements are furnished to the Securities and Exchange Commission under Form 6-K. See “Item 5. Operating and Financial Review and Prospects—Item 5.A. Operating Results—Explanatory Note Regarding Presentation of Certain Financial Information under K-IFRS.”

The information set forth below is not necessarily indicative of the results of future operations and should be read in conjunction with “Item 5. Operating and Financial Review and Prospects” and our Consolidated Financial Statements and related notes included in this annual report.

Selected consolidated statement of operations data

	Year Ended December 31,
	2014		2015		2016		2017		2018
	(In billions of Won, except per share data)
Continuing Operations:
Operating revenue	￦	22,619	￦	22,715	￦	23,164	￦	23,547	￦	23,436

Revenue		22,366		22,227		22,798		23,260		23,220
Others		253		488		366		287		216
Operating expenses		23,392		21,623		21,781		22,478		22,335

Operating profit		(773)		1,092		1,383		1,069		1,101
Finance income		253		273		296		406		374
Finance costs		(792)		(645)		(515)		(645)		(436)
Income from jointly controlled entities and associates		19		6		3		(14)		(5)

Profit (loss) from continuing operations before income tax		(1,293)		726		1,167		817		1,034

Income tax expense (benefit)		(270)		231		335		271		315
Profit (loss) for the year from the continuing operations		(1,023)		495		832		546		719

Discontinued operations:
Profit (loss) from discontinued operations		86		141		—		—		—

Profit (loss) for the year	￦	(937)	￦	636	￦	832	￦	546	￦	719

Profit (loss) for the year attributable to:
Equity holders of the parent company	￦	(1,026)	￦	557	￦	745	￦	462	￦	645
Profit (loss) from continuing operations		(1,090)		415		745		462		645
Profit (loss) from discontinued operations		64		142		—		—		—
Non-controlling interest	￦	89	￦	79	￦	87	￦	85	￦	74
Profit from continuing operations		66		80		87		85		74
Profit (loss) from discontinued operations		22		(1)		—		—		—
Earnings per share attributable to the equity holders of the Parent Company during the period:
Basic earnings (loss) per share	￦	(4,194)	￦	2,275	￦	3,043	￦	1,884	￦	2,634
From continuing operations		(4,456)		1,694		3,043		1,884		2,634
From discontinued operations		262		581		—		—		—
Diluted earnings (loss) per share	￦	(4,194)	￦	2,275	￦	3,041	￦	1,883	￦	2,634
From continuing operations		(4,456)		1,694		3,041		1,883		2,634
From discontinued operations		262		581		—		—		—

Selected consolidated statement of financial position data

	As of December 31,
Selected Statement of Financial Position Data	2014		2015		2016		2017		2018
	(In billions of Won)
Assets:
Current assets:
Cash and cash equivalents	￦	1,889	￦	2,559	￦	2,900	￦	1,928	￦	2,703
Trade and other receivables, net		5,871		4,960		5,478		5,965		5,680
Other financial assets		333		293		721		973		995
Current income tax assets		4		4		2		9		4
Inventories, net		419		617		455		642		1,075
Current assets held for sale		—		—		—		7		13
Other current assets		351		318		311		305		1,688

Total current assets		8,867		8,751		9,866		9,829		12,158

Non-current assets:
Trade and other receivables, net		1,759		704		709		829		843
Other financial assets		705		658		665		755		623
Property and equipment, net		16,468		14,479		14,312		13,562		13,068
Investment property, net		1,060		1,102		1,148		1,190		1,091
Intangible assets, net		3,544		2,600		3,023		2,633		3,407
Investments in jointly controlled entities and associates		339		270		284		279		272
Deferred income tax assets		1,077		840		701		712		465
Other non-current assets		73		103		106		107		546

Total non-current assets		25,025		20,756		20,948		20,067		20,315

Total assets	￦	33,892	￦	29,507	￦	30,815	￦	29,896	￦	32,474

Liabilities and Equity:
Current liabilities:
Trade and other payables	￦	6,431	￦	6,337	￦	7,142	￦	7,426	￦	7,008
Borrowings		2,956		1,726		1,820		1,573		1,368
Other financial liabilities		24		44		0		37		1
Current income tax liabilities		48		83		103		83		250
Provisions		111		104		96		78		118
Deferred income		144		98		36		18		53
Other current liabilities		279		311		342		259		597

Total current liabilities		9,993		8,703		9,539		9,474		9,394

Non-current liabilities:
Trade and other payables		944		669		1,188		1,001		1,514
Borrowings		9,860		6,909		6,301		5,110		5,280
Other financial liabilities		191		104		108		149		163
Retirement benefit liabilities		594		524		378		395		561
Provisions		106		91		101		125		164
Deferred income		147		96		85		92		111
Deferred income tax liabilities		144		130		138		128		205
Other non-current liabilities		39		27		59		237		424

Total non-current liabilities		12,025		8,550		8,358		7,238		8,422

Total liabilities	￦	22,018	￦	17,253	￦	17,898	￦	16,712	￦	17,816

Equity attributable to owners of the Parent Company:
Paid-in capital
Share capital	￦	1,564	￦	1,564	￦	1,564	￦	1,564	￦	1,564
Share premium		1,440		1,440		1,440		1,440		1,440
Retained earnings		8,568		9,147		9,779		9,961		11,256
Accumulated other comprehensive income (expense)		112		14		(1)		31		50
Other components of equity		(1,261)		(1,233)		(1,218)		(1,205)		(1,181)
Total equity attributable to owners of the parent company		10,425		10,934		11,564		11,792		13,130

Non-controlling interest		1,449		1,320		1,353		1,392		1,529
Total equity		11,874		12,254		12,917		13,183		14,658
Total liabilities and equity	￦	33,892	￦	29,507	￦	30,815	￦	29,896	￦	32,474

Selected consolidated statement of cash flow data

	Year Ended December 31,
	2014		2015		2016		2017		2018
	(In billions of Won)
Net cash generated from operating activities	￦	1,916	￦	4,230	￦	4,771	￦	3,878	￦	4,010
Net cash used in investing activities		(3,171)		(2,402)		(3,485)		(3,483)		(2,704)
Net cash provided by (used in) financing activities		1,072		(1,164)		(943)		(1,363)		(532)

Operating Data

	As of December 31,
	2014	2015	2016	2017	2018
Lines installed (thousands) (1)	23,930	23,607	24,858	24,343	23,660
Lines in service (thousands) (1)	13,713	12,440	11,871	11,220	10,655
Lines in service per 100 inhabitants (1)	26.7	24.6	23.0	21.7	20.6
Mobile subscribers (thousands)	17,300	18,038	18,892	20,015	21,120
Broadband Internet subscribers (thousands)	8,129	8,328	8,516	8,758	8,729

(1)	Including public telephones.

Item 3.B.  Capitalization and Indebtedness

Not applicable.

Item 3.C.  Reasons for the Offer and Use of Proceeds

Not applicable.

Item 3.D.  Risk Factors

You should carefully consider the following factors.

Risks Relating to Our Business

Competition in each of our principal business areas is intense.

We face significant competition in each of our principal business areas. In the markets for mobile services, fixed-line services and media and content services, we compete primarily with SK Telecom Co., Ltd. (“SK Telecom”) and LG Uplus Corp. (“LG U+”) (including their affiliates). In the past two decades, considerable consolidation in the telecommunications industry has occurred, resulting in the current competitive landscape comprising three network service providers that offer a wide range of telecommunications and data communications services. In early 2019, each of our primary competitors announced plans to acquire a leading cable TV operator in Korea to significantly increase their market shares in the pay TV market, which we expect will further intensify competition. In January 2019, LG U+ announced its plan to acquire a controlling interest in CJ HelloVision Co., Ltd. (“CJ HelloVision”). In February 2019, SK Telecom announced its plan to merge with t-broad Co., Ltd. (“t-broad”). To a lesser extent, we also compete with various value-added service providers and specific service providers as classified under the Framework Act on Telecommunications and the Telecommunications Business Act, including mobile virtual network operators (“MVNOs”) that lease mobile networks and offer mobile services, VoIP service providers that offer Internet telephone services, cable TV operators, text messaging service providers (particularly Kakao Corp. (“Kakao”)) and voice resellers, many of which offer competing services at lower prices. The entrance of new service providers in the markets for mobile services, fixed-line services and media and content services may further increase competition, as well as cause downward price pressure on the fees we charge for our services. For a discussion of our market shares in key markets, please see “Item 4. Information on the Company—Item 4.B. Business Overview—Competition.”

We compete primarily based on our service performance, quality and reliability, ability to accurately identify and respond to evolving consumer demand, and pricing. With the launch of the next generation 5G mobile services in April 2019, we expect competition to further intensify among the three network service providers, which may result in an increase in marketing expenses, as well as additional capital expenditures related to implementing 5G mobile services. Mobile service providers also grant subsidies or subscription discount rates to subscribers who purchase new handsets and agree to a minimum subscription period and we compete also based on such amounts. We and SK Telecom have been designated as market-dominating business entities in the local telephone and mobile markets, respectively, under the Telecommunications Business Act. Under this Act, a market-dominating business entity may not engage in any act of abuse, such as unreasonably interfering with business activities of other business entities, hindering unfairly the entry of newcomers or substantially restricting competition to the detriment of the interests of consumers. In addition, changes in our local telephone rates and mobile rates of SK Telecom require prior approval from the MSIT. The KCC has also issued guidelines on fair competition of the telecommunications companies.

In the financial services market, our credit and check cards issued under the “BC Card” brand pursuant to co-brand agreements with member companies compete principally with cards issued by other leading credit card companies in Korea with their own merchant payment networks, such as Shinhan Card, Hyundai Card and Samsung Card. Our member companies that issue co-branded credit or check cards include Woori Card, NH Card, Industrial Bank of Korea and KB Kookmin Card. We also compete with service providers that provide outsourcing services related to business operations of credit card companies. Competition in the credit card and check card businesses has increased substantially as existing credit card companies, consumer finance companies and other financial institutions in Korea have made significant investments and engaged in aggressive marketing campaigns and promotions for their credit and check cards, as well as investing in operational infrastructure that may reduce the need for our outsourcing services.

Our inability to adapt to changes in the competitive landscape and compete against our competitors in our principal business areas could have a material adverse effect on our business, financial condition and results of operations.

Failure to renew existing bandwidth licenses, acquire adequate additional bandwidth licenses or use our bandwidth efficiently may adversely affect our mobile telecommunications business and results of operations.

One of the principal limitations on a wireless network’s subscriber capacity is the amount of bandwidth allocated to a service provider. We have acquired a number of licenses to secure bandwidth capacity to provide our broad range of services, for which we typically make an initial payment as well as pay usage fees during the license period. We made bandwidth license payments of ￦416 billion in 2016, ￦271 billion in 2017 and ￦573 billion in 2018. For our outstanding payment obligations relating to our bandwidth licenses as of December 31, 2018, see “Item 5. Operating and Financial Review and Prospects—Item 5.A. Operating Results—Overview—Acquisition of New Bandwidth Licenses and Usage Fees.” For more information on our bandwidth licenses, see “ Item 4. Information on the Company—Item 4.D. Property, Plant and Equipment—Mobile Networks.”

The growth of our mobile telecommunications business and the increase in usage of wireless data transmission services have significantly increased the utilization of our bandwidth, because wireless data applications are generally more bandwidth-intensive than voice services. The current trend of increasing data transmission use and the increasing sophistication of multimedia contents are likely to put additional strain on the bandwidth capacity of mobile service providers. In the event we are unable to maintain sufficient bandwidth capacity by renewing existing bandwidth licenses, receiving additional bandwidth allocation or cost-effectively implementing technologies that enhance the efficiency of our bandwidth usage, our subscribers may perceive a general decrease in the quality of mobile telecommunications services. No assurance can be given that bandwidth constraints will not adversely affect the growth of our mobile telecommunications business. Furthermore, we may be required to make substantial payments to acquire additional bandwidth capacity in order to meet increasing bandwidth demand, which may adversely affect our business, financial condition and results of operations.

Introduction of new services, including our 5G mobile services launched in April 2019, poses challenges and risks to us.

The telecommunications industry is characterized by continual advances and improvements in telecommunications technology, and we have been continually researching and implementing technology upgrades and additional telecommunications services to maintain our competitiveness. For example, we have been building more advanced mobile telecommunications networks based on 5G technology and commenced providing commercial 5G mobile services with transmission speed of up to 1 Gbps in April 2019 in the Seoul metropolitan area, six additional metropolitan cities, high-traffic commercial areas and university campuses as well as major transportation infrastructure such as highways, railways and airports. We plan to gradually expand the coverage nationwide and increase the transmission speed of our 5G services thereafter. As we continue to compete with SK Telecom and LG U+ to improve network quality, introduce new services and accommodate increased data usage of subscribers, we may incur significant expenses to acquire additional bandwidth licenses and incur significant capital expenditures to build out and improve our network. We have made extensive efforts to develop advanced technologies as well as provide a variety of services with enhanced speed, latency and connectivity. Furthermore, we are also continually upgrading our broadband network to enable better fiber-to-the-home (“FTTH”) connection, which enhances data transmission speed and connection quality. FTTH is a telecommunication architecture in which a communication path is provided over optical fiber cable extending from the telecommunications operator’s switching equipment to homes or offices. FTTH uses fiber optic cable, which is able to carry a high-bandwidth signal for longer distances without degradation. FTTH enables us to deliver enhanced services that require high bandwidth with stability, such as IPTV and other digital media and content services.

No assurance can be given that our new services will gain broad market acceptance such that we will be able to derive revenue from such services to justify the license fees, capital expenditures and other investments required to provide such services. For example, we discontinued our wireless broadband Internet access (“WiBro”) services in the fourth quarter of 2018, following a steady decrease in its subscriber base in recent years reflecting an increase in popularity of 4G LTE services. If our new services do not gain broad market acceptance, our business, financial condition and results of operations may be adversely affected.

We may not be able to successfully pursue our strategy to acquire businesses and enter into joint ventures that complement or diversify our current business, and we may need to incur additional debt to finance such expansion activities.

One key aspect of our overall business strategy calls for acquisitions of businesses and entering into joint ventures that complement or diversify our current businesses. For example, we have pursued investment opportunities in the financial sector in the past decade that we believe provide attractive growth opportunities. In October 2011, we acquired a controlling interest in BC Card Co., Ltd.

(“BC Card”), a leading credit card solutions provider in Korea in which we hold a 69.54% interest. We also acquired 10.00% of the common shares of K Bank Inc. (“K Bank”), an Internet-only bank that began its commercial operations in April 2017, which interest is accounted for using the equity method of accounting.

While we plan to continue our search for other suitable acquisition and joint venture opportunities, we cannot provide assurance that we will be able to identify additional attractive opportunities or that we will successfully complete the transactions without encountering administrative, technical, political, financial or other difficulties, or at all. Even if we were to successfully complete the transactions, the success of an acquisition or a joint venture depends largely on our ability to achieve the anticipated synergies, cost savings and growth opportunities from integrating the business of the acquired company or the joint venture with our current businesses. There can be no assurance that we will achieve the anticipated benefits of the transaction, which may adversely affect our business, financial condition and results of operations. Pursuing acquisitions or joint venture transactions also requires significant capital, and as we pursue further growth opportunities for the future, we may need to raise additional capital through incurring loans or through issuances of bonds or other securities in the international capital markets.

The Korean telecommunications and Internet-related industries are subject to extensive Government regulations, and changes in Government policy relating to these industries could have a material adverse effect on our operations and financial condition.

The Government, primarily through the MSIT and the KCC, has the authority to regulate the telecommunications industry in Korea. The MSIT and the KCC also have the authority to regulate the pay TV industry under the Korea Broadcasting Act, which covers our IPTV services as well as our satellite TV services provided through KT Skylife Co., Ltd. (“KT Skylife”), in which we own a 49.99% interest. See “Item 4. Information on the Company—Item 4.B. Business Overview—Regulation.” The MSIT’s policy is to promote competition through measures designed to prevent the dominant service provider in any such market from exercising its market power in a way that would prevent the emergence and development of viable competitors. Under such regulations, if a network service provider has the largest market share for a specified type of telecommunications service and its revenue from that service for the previous year exceeds a specific revenue amount set by the MSIT, such entity may be designated as a market-dominating business entity that may not engage in any act of abuse, such as unreasonably interfering with business activities of other business entities, hindering unfairly the entry of newcomers or substantially restricting competition to the detriment of the interests of consumers. Furthermore, under the Internet Multimedia Broadcasting Services Act, an IPTV service provider, together with its affiliates providing IPTV services, is restricted from having more than one-third of the market share of all paid broadcasting subscribers in Korea (consisting of IPTV, cable TV and satellite TV subscribers). As of December 31, 2018, KT Skylife and we together had an aggregate market share of 31.2% of all paid broadcasting subscribers in Korea. The KCC has also issued guidelines on fair competition of telecommunications and Internet-related companies. In addition, the Government sets the policies regarding the use of radio frequency bandwidths and allocates the bandwidths used for wireless telecommunications by an auction process or by a planned allocation.

We and SK Telecom have been designated as market-dominating business entities in the local telephone and mobile markets, respectively, and the MSIT, in consultation with the Ministry of Economy and Finance (“MOEF”), currently approves rates charged by us and SK Telecom for such services. The form of our standard agreement for providing local network services and each agreement for interconnection with other service providers must also be reported to the MSIT. Although we compete freely with other network service providers in terms of rate plans for our principal telecommunications and Internet-related services except for rates we charge for local calls, our inability to freely set our local telephone service rates may hurt profits from such businesses and impede our ability to compete effectively against our competitors. In addition, the MSIT may periodically announce policy guidelines that we may be recommended to take into consideration in our telecommunications and Internet-related businesses. In recent years, the MSIT has announced policy guidelines with the objectives of reducing mobile service rates and promoting transparency in the decision making of telecommunications service providers. Specific policy guidelines include monthly rate reductions applicable to certain low-income subscribers as well as subscription rate discounts in lieu of handset subsidies. Starting in December 2017, we began providing rate discounts of up to ￦11,000 per month to our low-income mobile subscribers on government welfare programs. We also increased the maximum discount rate applicable to mobile subscribers who elect not to receive handset subsidies from 20.0% to 25.0% starting in September 2017. Such discounts have contributed to a decrease in the average monthly revenue per subscriber of our mobile services from ￦34,444 in 2017 to ￦32,021 in 2018.

The Government may pursue additional measures to regulate the markets in which we compete. For example, according to a proposed amendment to the Telecommunications Business Act, which is currently pending at the National Assembly, the market-dominating mobile network service provider (SK Telecom) is required to provide a “universal” mobile subscription plan at a significant discount to the rates currently available. The current proposal contemplates that the plan be priced at ￦20,000 per month (including value added tax (“VAT”)) for up to 200 call minutes and data usage of 1 GB. If adopted as proposed, we may offer similar rate plans to compete more effectively with SK Telecom. There can be no assurance that we will not adopt additional measures that reduce rates charged to our subscribers as well as adjustments to our handset subsidies and other measures in the future to comply with regulatory requirements or the Government’s policy guidelines.

The MSIT may revoke our licenses or suspend any of our businesses if we fail to comply with its rules, regulations and corrective orders, including the rules restricting beneficial ownership and control or any violation of the conditions of our licenses. Alternatively, in lieu of suspension of our business, the MSIT may levy a monetary penalty of up to 3.0% of the average of our annual revenue for the preceding three fiscal years. From time to time, we have been imposed fines for violation of regulations imposed by MSIT and KCC, including an imposition of a fine of ￦12.5 billion in January 2018 by the KCC for violation of regulations relating to handset sales. There is no guarantee that the laws and regulations to which we are or become subject will not have a material adverse effect on our business, financial condition or results of operations.

The legal cases against Mr. Suk-chae Lee, a former chief executive officer, and other former executive officers or directors—and related adverse publicity—could have a material adverse effect on our business, reputation and stock price.

In April 2014, the Seoul Central District prosecutor’s office charged Mr. Suk-chae Lee, a former chief executive officer who resigned in November 2013, with embezzlement and breach of fiduciary duty. Mr. Il Yung Kim, a former standing director and former president of the KT Corporate Center, was charged as a co-conspirator in the breach of fiduciary duty by Mr. Lee, and Mr. Yu-yeol Seo, a former president of Home Business Group, was charged as a co-conspirator in Mr. Lee’s embezzlement. On September 24, 2015, the Seoul District Court acquitted Mr. Lee of the charges of embezzlement and breach of fiduciary duty. Mr. Kim and Mr. Seo were also acquitted of the conspiracy charges. The prosecution appealed the judgments and on May 27, 2016, the Seoul High Court found Mr. Lee and Mr. Seo guilty of embezzlement and sentenced them to 18 months of prison term, to be suspended for two years, for having embezzled and created off-the-books funds of ￦1.1 billion between 2009 and 2013, using such funds for personal purposes such as payments at weddings and funerals of Mr. Lee’s friends and acquaintances and Mr. Seo’s living and entertainment expenses. However, Mr. Lee and Mr. Kim were acquitted on the charge of breach of fiduciary duty. These judgments have been appealed by the prosecution as well as by Mr. Lee and Mr. Seo to the Supreme Court of Korea, which, on May 30, 2017, confirmed the acquittal of Mr. Lee and Mr. Kim on the charge of breach of fiduciary duty, and vacated the appellate judgment against Mr. Lee and Mr. Seo on the charge of embezzlement and remanded the case back to the Seoul High Court. On April 26, 2018, the Seoul High Court acquitted Mr. Lee and Mr. Seo on the charge of embezzlement.

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

In March 2017, the Constitutional Court of Korea found that many Korean corporations, including us, made donations to two non-profit foundations, Mir Foundation and K-Sports Foundation, at former President Park’s request. Our contributions comprised ￦1.1 billion of the total ￦48.6 billion given to Mir Foundation and ￦700 million of the total ￦28.8 billion given to K-Sports Foundation. The Constitutional Court also found that an aide of former President Park, at the direction of the former President, on several occasions asked our chief executive officer to hire (and later to promote) two individuals, Mr. Dong-Soo Lee and Ms. Hye-Sung Shin. Mr. Lee was hired and later promoted to the head of a business unit in charge of our marketing and advertisement campaigns and Ms. Shin was hired to another position in the same business unit. Subsequently, the same presidential aide also requested that Mr. Lee and our other officers award advertising contracts to Playground Communications Co., Ltd. (“Playground”), an advertising agency over which Ms. Soon-sil Choi, a confidante of former President Park, effectively owns 70% equity interest, according to the Constitutional Court. The Constitutional Court further held that the companies receiving the purported “requests” from former President Park’s aide appeared to have felt immense pressure to comply with the requests and could not easily have rejected them. Playground was awarded seven advertising contracts for a total of approximately ￦6.8 billion in 2016, amounting to approximately 3.7% of our annual advertising spending in 2016. In 2016, our payments to Playground amounted to approximately ￦517 million. We have not awarded additional advertising contracts to Playground since September 2016, and Mr. Lee and Ms. Shin resigned in November 2016 and May 2016, respectively.

In April 2017, the Korean prosecution indicted former President Park on charges of bribery, coercion and abuse of power, among others. On August 24, 2018, the Seoul High Court sentenced the former President to a prison term of 25 years and a monetary fine of ￦20 billion, having found the former President guilty on many of the charges, including the coercion charges relating to the same events underlying the Constitutional Court decisions described above: (i) the employment and promotions of Mr. Lee and Ms. Shin at KT Corporation, (ii) the entry into advertising contracts with Playground and (iii) the donations to Mir Foundation and K-Sports Foundation by us and other Korean corporations. The prosecution appealed the appellate court’s decision to the Supreme Court of Korea.

On January 18, 2018, the Korean prosecution indicted Mr. Byung-Hun Jun, a former member of the National Assembly, for charges of bribery, corruption and coercion, among others. One of the allegations was that Mr. Jun, during his term as a member of the former Science, ICT, Future Planning, Broadcasting and Communications Committee (currently the Science, ICT, Broadcasting and Communications Committee) of the National Assembly, solicited donations or financial sponsorship from various corporations, including us, to an organization where he used to serve as the president. In February 2019, the Seoul Central District Court found Mr. Jun guilty of the bribery charges and sentenced him to a prison term of five years and an aggregate monetary fine of ￦375 million, guilty of abuse of authority and sentenced him to a prison term of one year on probation for two years, and not guilty of the charge in connection with soliciting financial sponsorship of ￦100 million from us. Both Mr. Jun and the Korean prosecution appealed the court’s decision. While the prosecution indicted Mr. Jun for these allegations, no indictment or charges of wrongdoing were brought against us or any of our executives or employees in connection with Mr. Jun’s indictment.

In January 2018, the Korean police commenced an investigation in connection with the allegations that our current and former executives and employees violated the Political Funds Act of Korea, by making certain donations to various lawmakers using corporate funds. This matter is currently being investigated by the Prosecutors’ Office.

The Seoul Southern District Prosecutor’s Office is currently conducting an investigation on our public recruiting process in 2012. In connection with this investigation, in March and April 2019, the Prosecutor’s Office arrested two former executive officers for engaging in a number of improper hirings during the public recruiting process of college graduates in the second half of 2012. In March 2019, the KT New Labor Union filed criminal complaints with the Seoul Central District Prosecutor’s Office against our current chief executive officer, alleging charges including a criminal breach of fiduciary duty, in connection with management consulting (research and survey) contracts entered into between us and certain public officials since November 2014. The investigation by the Prosecutor’s Office is ongoing.

We cannot be certain at this time how the above-described matters and the publicity around them will develop. While we have not been indicted in connection with the above-mentioned matters, related allegations, claims, investigations and proceedings remain a possibility, and we cannot provide any assurances as to likely outcomes. There can be no assurance that any further developments relating to the above-mentioned matters, including adverse publicity, will not adversely affect our business, reputation or stock price.

Cybersecurity breaches may expose us to significant legal and financial exposure, damage to our reputation and a loss of confidence of our customers.

Our business involves the storage and transmission of large amounts of confidential information of our subscribers and cardholders, and cybersecurity breaches expose us to a risk of loss of this information, which may lead to improper use or disclosure of such information, ensuing potential liability and litigation, any of which could harm our reputation and adversely affect our business. Even though we strive to take all steps we believe are necessary to protect personal information, hardware, software or applications we develop or procure from third parties may contain defects or other problems that could unexpectedly compromise information security. Unauthorized parties may also attempt to circumvent our security measures to gain access to our systems or facilities through fraud, trickery or other forms of deceiving our employees, contractors and temporary staff. In addition, because the techniques used to obtain unauthorized access or sabotage systems change frequently and may be difficult to detect for long periods of time, we may be unable to anticipate these techniques or implement adequate preventive measures.

In the past, we have experienced cyber-attacks of varying degrees from time to time, including theft of personal information of our subscribers by third parties that have led to lawsuits and administrative actions against us alleging that the leak was caused by our poor management of subscribers’ personal information. For example, in July 2012, the police arrested two third-party individuals in connection with the alleged theft of personal information relating to approximately

8.7 million of our mobile phone subscribers. The individuals in question stole personal information through a series of hackings into our mobile customer information system starting from February 2012. Furthermore, in March 2014, the police arrested three third-party individuals in connection with their alleged theft of personal information relating to approximately 9.8 million of our subscribers. The individuals in question stole the personal information of our subscribers through a series of hackings into our main homepage starting from February 2014. If we experience additional significant cybersecurity breaches or fail to detect and appropriately respond to significant cybersecurity breaches, we could be subject to additional government enforcement actions, regulatory sanctions and litigation in the future. In addition, our subscribers and cardholders could lose confidence in our ability to protect their personal information, which could cause them to discontinue using our services altogether. Furthermore, adverse final determinations, decisions or resolutions regarding such matters could encourage other parties to bring related claims and actions against us. Accordingly, our failure to prevent cybersecurity breaches may materially and adversely impact our business, financial condition and results of operations.

Our business and performance may be harmed by a disruption in our services due to failures in or changes to our systems, or by our failure to timely and effectively expand and upgrade our technology and infrastructure.

Our reputation and ability to attract, retain, and serve our subscribers, cardholders and other business partners are dependent in large part upon the reliable performance of our services and the underlying technical infrastructure. Our telecommunications network systems and information technology systems may not be adequately designed with the necessary reliability and redundancy to avoid performance delays or outages that could be harmful to our business. We have experienced, and may in the future experience, service disruptions, outages and other performance problems due to a variety of factors, including infrastructure changes, human or software errors, hardware failures, capacity constraints due to an overwhelming number of people accessing our services simultaneously, computer viruses, power losses, fraud and security attacks. Our technical infrastructure is also vulnerable to the risk of damage from natural and other disasters, such as fires, earthquakes, floods, and typhoons, as well as from acts of terrorism and other criminal acts. For example, in November 2018, a fire broke out at one of our facilities located in the Ahyeon district of western Seoul, which temporarily disrupted our wireless, fixed-line and IPTV services in seven districts covered by the facility. We restored most of our services within four days and our fixed-line public switched telephone network (“PSTN”) services within 11 days, and we refunded subscription fees ranging from one to six months as compensation to our affected subscribers. In addition, we are accepting applications from small business owners for financial assistance, which we plan to provide as appropriate to assist in their recovery from the incident.

As the number of our subscribers and cardholders increases and as our customers access, download and transmit increasing volumes of media contents as well as engage in increasing volumes of financial transactions, we may be required to expand and upgrade our technology and infrastructure to continue to reliably deliver our telecommunications, Internet-related and financial services. We cannot provide assurance that we will be able to expand and upgrade our technology and infrastructure to meet user demand in a timely manner, or on favorable economic terms. We purchase telecommunications network equipment from a limited number of key suppliers, and any discontinuation or interruption in the availability of equipment from our key suppliers for any reason could have an adverse effect on our operations. If our users are unable to readily access our services or access is disrupted, users may seek other service providers instead, and may not return to our services or use our services as often in the future. This would negatively impact our ability to attract subscribers, cardholders and other business partners as well as increase engagement of our customers. To the extent that we do not effectively address capacity constraints, upgrade our systems as needed or continually develop our technology and infrastructure to accommodate actual and anticipated changes in our customers’ needs, our business, financial condition and results of operations may be harmed.

Our intellectual property rights are valuable, and our inability to protect them could reduce the value of our products, services and brands.

Our trade secrets, trademarks, copyrights, patents and other intellectual property rights are important assets for us. We rely on, and expect to continue to rely on, a combination of confidentiality and license agreements with our employees, consultants and third parties with whom we have relationships, as well as trademark, trade dress, domain name, copyright, trade secret and patent laws, to protect our brands and other intellectual property rights. However, various events outside of our control may pose a threat to our intellectual property rights, as well as to our products, services and technologies. For example, we may fail to obtain effective intellectual property protection, or effective intellectual property protection may not be available, in every country in which our services are available. Also, the efforts we have taken to protect our intellectual property rights may not be sufficient or effective, and any of our intellectual property rights may be challenged, which could result in them being narrowed in scope or declared invalid or unenforceable. There can be no assurance that our intellectual property rights will be sufficient to protect against others offering services that are substantially similar to ours and compete with our business.

We also rely on non-patented proprietary information and technology, such as trade secrets, confidential information, know-how and technical information. While in certain cases we have agreements in place with employees and third parties that place restrictions on the use and disclosure of such intellectual property, these agreements may be breached, or such intellectual property may otherwise be disclosed or become known to our competitors, which could cause us to lose competitive advantages resulting from such intellectual property.

We are also pursuing registration of trademarks and domain names in Korea and in select jurisdictions outside of Korea. Effective protection of trademarks, domain names and other intellectual property is expensive and difficult to maintain, both in terms of application and registration costs as well as the costs of defending and enforcing those rights.

We also seek to obtain patent protection for some of our technology, and we have filed various applications in Korea and elsewhere for protection of certain aspects of our intellectual property and currently hold a number of issued patents in multiple jurisdictions. We may be unable to obtain patent or trademark protection for our technologies and brands, and our existing patents and trademarks, and any patents or trademarks that may be issued in the future, may not provide us with competitive advantages or distinguish our products and services from those of our competitors. In addition, any patents and trademarks may be contested, circumvented, or found unenforceable or invalid, and we may not be able to prevent third parties from infringing, diluting or otherwise violating them. Significant infringements of our intellectual property rights, and limitations on our ability to assert our intellectual property rights against others, could harm our ability to compete and our business, financial condition and results of operations could be adversely affected.

We may become party to intellectual property rights claims in the future that may be expensive and time consuming to defend, and such claims, if resolved adversely, could have a significant impact on our business.

Telecommunications and information technology companies own large numbers of patents, copyrights, trademarks, licenses and trade secrets, and frequently enter into litigation based on allegations of infringement, misappropriation or other violations of intellectual property or other rights. In addition, various “non-practicing entities” that own intellectual property rights often attempt to aggressively assert claims in order to extract payments from companies like us. From time to time, we have received, and may receive in the future, claims from third parties which allege that we have infringed upon their intellectual property rights. Furthermore, from time to time, we may introduce or acquire new services or content, including in areas where we currently do not compete, which could increase our exposure to intellectual property claims from competitors and non-practicing entities.

As we face increasing competition, the number and scope of intellectual property claims against us may grow. There may be intellectual property or other rights held by others, including issued or pending patents, that cover significant aspects of our services, and we cannot be certain that we are not infringing or violating, and have not infringed or violated, any third-party intellectual property rights or that we will not be held to have done so or be accused of doing so in the future. Any claim or litigation alleging that we have infringed or otherwise violated intellectual property or other rights of third parties, with or without merit, and whether or not settled out of court or determined in our favor, could be time consuming and costly to address and resolve, and could divert the time and attention of our management and technical personnel. The outcome of any litigation is inherently uncertain, and there can be no assurance that favorable final outcomes will be obtained. In addition, plaintiffs may seek, and we may become subject to, preliminary or provisional rulings in the course of any such litigation, including potential preliminary injunctions requiring us to cease some or all of our operations.

If any litigation to which we are a party is resolved adversely, we may be subject to an unfavorable judgment that may not be reversed upon appeal. The terms of any such judgment or any settlement may require us to cease some or all of our operations, pay substantial amounts to the other party or seek licensing arrangements. If we are required or choose to enter into royalty or licensing arrangements, such arrangements may not be available on commercially reasonable terms, or at all. In addition, the development or procurement of alternative technology could require significant effort and expense or may not be feasible. Accordingly, an unfavorable resolution of any intellectual property rights claims could adversely affect our business, financial condition and results of operations.

We rely on key researchers and engineers and senior management, and the loss of the services of any such key personnel or the inability to attract and retain replacements may negatively affect our business.

Our success depends to a significant extent upon the continued service of our research and development and engineering personnel, and on our ability to continue to attract, retain and motivate qualified researchers and engineers. In particular, our focus on leading the market in introducing new telecommunications and Internet-related services has meant that we must aggressively recruit engineers with expertise in cutting-edge technologies. In addition, our ability to execute our strategy effectively is dependent upon contributions from our key senior management. Our future success will depend on the continued service of our key executive officers and managers who possess significant expertise and knowledge of our industry. A limited number of individuals have primary responsibility for the management of our business, including our relationships with key business partners. From time to time, there may be changes in our senior management team that may be disruptive to our business, and we may not be able to find replacement key personnel in a timely manner. Any loss or interruption of the services of these individuals, whether from retirement, loss to competitors or other causes, or failure to attract and retain other qualified new personnel, could prevent us from effectively executing our business strategy, cause us to lose key business relationships, or otherwise materially affect our operations.

Government regulation of the credit card industry may adversely affect the operations of BC Card in which we hold a 69.54% interest.

Due to the rapid growth of the credit card market and rising consumer debt levels in Korea, the Government has heightened its regulatory oversight of the credit card industry in recent decades. In particular, the FSC and the Financial Supervisory Service (“FSS”) have adopted a variety of regulations governing the credit card industry. Among other things, these regulations impose minimum capital adequacy ratios, minimum required provisioning levels applicable to credit card receivables and stringent lending ratios. The FSC and FSS also impose rules governing the evaluation and reporting of credit card balances, procedures governing which persons may receive credit cards as well as processing fees paid by merchants. For example, the FSC and FSS announce periodic guidelines every three years for processing fees paid by merchants for credit card and check card transactions. In November 2018, the FSC and FSS announced guidelines reducing credit card processing fees paid by merchants with annual revenue between ￦500 million to ￦50 billion from a range of 2.05% to 2.17% to a revised range of 1.4% to 1.95%. In addition, the guidelines reduced check card processing fees paid by merchants with annual revenue exceeding ￦500 million from a range of 1.56% to 1.60% to a revised range of 1.10% to 1.45%. BC card implemented such reductions in February 2019.

Pursuant to the FSS’s capital adequacy guidelines, which are derived from standards established by the Bank for International Settlements, credit card companies in Korea are required to maintain a total capital adequacy ratio of at least 8.0% on a consolidated basis. To the extent a credit card company fails to maintain such ratio, Korean regulatory authorities may impose penalties on such company ranging from a warning to a suspension or revocation of its license. BC Card’s capital adequacy ratios were 27.1% as of December 31, 2017 and 29.3% as of December 31, 2018. Such capital adequacy ratio will decrease if the growth in BC Card’s asset base is not matched by corresponding growth in its regulatory capital. In addition, BC Card’s capital base and its capital adequacy ratio may decrease if its results of operations or financial condition deteriorates. Accordingly, there can be no assurance that BC Card will not be required to obtain additional capital in the future in order to maintain its capital adequacy ratio above the minimum required levels. There can be no assurance that, if BC Card requires additional capital in the future, it will be able to obtain such capital on favorable terms or at all, which could have a material adverse effect on the business, financial condition and results of operations of BC Card.

The Government may adopt further regulatory changes in the future that affect the credit card industry. Depending on their nature, such changes may adversely affect the operations of BC Card, by restricting its growth or scope, subjecting it to stricter requirements and potential sanctions or greater competition, constraining its profitability or otherwise.

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

We also negotiate collective bargaining agreements every two years with our labor union and annually negotiate a wage agreement. Our current collective bargaining agreement expires on October 9, 2019. Although we have been able to reach collective bargaining agreements and wage agreements with our labor union in recent years, there can be no assurance that we will not experience labor disputes and unrest resulting from disagreements with the labor union in the future.

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

Certain of our business activities or acts of our management, employees or other relevant parties, including, without limitation, investigations, claims or legal proceedings involving our former chief executive officer Mr. Lee and incidents relating to the employment of certain executives and execution of certain advertising contracts described above, may raise concerns about compliance with laws of Korea and other relevant jurisdictions, including the United States. These various and sometimes conflicting laws and regulations include the U.S. Foreign Corrupt Practices Act and other laws prohibiting corrupt payments to governmental officials and commercial counterparties. Failure to comply with these laws and regulations could also result in fines, penalties and criminal sanctions against us, our officers, or our employees, prohibitions on conduct of our business, and damage to our reputation. Criminal or civil investigation by Korean or other authorities may have a material impact on our business or reputation, which in turn could impact our relationships with certain of our customers and business partners, and which potentially could give rise to additional regulatory inquiries in Korea or elsewhere. Defending us against any allegations or charges of wrongdoing also could be both costly and time-consuming, and could significantly divert the efforts and resources of our management and other personnel. There can be no assurance that we or our employees and other relevant parties will always be in full compliance with these laws and regulations, or that future legal or regulatory developments applicable to us will not have an adverse impact on our business, reputation or stock price.

Concerns that radio frequency emissions may be linked to various health concerns could adversely affect our business and we could be subject to litigation relating to these health concerns.

In the past, allegations that serious health risks may result from the use of wireless telecommunications devices or other transmission equipment have adversely affected the share prices of some wireless telecommunications companies in the United States. In May 2011, the International

Agency for Research on Cancer (“IARC”) announced that it has classified radiofrequency electromagnetic fields associated with wireless phone use as possibly carcinogenic to humans, based on an increased risk for glioma, a malignant type of brain cancer. The IARC is part of the World Health Organization that conducts research on the causes of human cancer and the mechanisms of carcinogenesis, and aims to develop scientific strategies for cancer control. We cannot assure you that such health concerns will not adversely affect our business. Several class action and personal injury lawsuits have been filed in the United States against several wireless phone manufacturers and carriers, asserting product liability, breach of warranty and other claims relating to radio transmissions to and from wireless phones. We could be subject to liability or incur significant costs defending lawsuits brought by our subscribers or other parties who claim to have been harmed by or as a result of our services. In addition, the actual or perceived risk of wireless telecommunications devices could have an adverse effect on us by reducing our number of subscribers or our usage per subscriber.

Depreciation of the value of the Won against the Dollar and other major foreign currencies may have a material adverse effect on the results of our operations and on the prices of our securities.

Substantially all of our revenues are denominated in Won. Depreciation of the Won may materially affect the results of our operations because, among other things, it causes an increase in the amount of Won required by us to make interest and principal payments on our foreign-currency-denominated debt, the costs of telecommunications equipment that we purchase from overseas sources, net settlement payments to foreign carriers and certain payments related to our derivative instruments entered into for foreign exchange risk hedging purposes. Of the ￦6,648 billion total book value of debentures and borrowings outstanding as of December 31, 2018, ￦2,392 billion was denominated in foreign currencies. Upon identification and evaluation of our currency risk exposures, we, having considered various circumstances, enter into derivative financial instruments to try to mitigate such risks. Although the impact of exchange rate fluctuations has in the past been partially mitigated by such strategies, our results of operations have historically been affected by exchange rate fluctuations, and there can be no assurance that such strategies will be sufficient to reduce or eliminate the adverse impact of such fluctuations in the future. See “—Item 3.A. Selected Financial Data—Exchange Rate Information”, “Item 5. Operating and Financial Review and Prospects—Item 5.B. Liquidity and Capital Resources” and “Item 11. Quantitative and Qualitative Disclosures About Market Risk—Exchange Rate Risk.”

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

In December 2013, the Supreme Court of Korea ruled that regular bonuses (including those that are paid other than on a monthly basis) shall be deemed ordinary wages if these bonuses are paid “regularly” and “uniformly” on a “fixed basis” notwithstanding differential amounts based on seniority. Under this decision, any collective bargaining agreement or labor-management agreement which attempts to exclude such regular bonuses from employees’ ordinary wages will be deemed void for violation of the mandatory provisions of Korean law. However, the Supreme Court of Korea further ruled that, in certain limited situations, an employee’s claim of underpayment under the expanded scope of ordinary wages for the past three years may be denied based on the principles of good faith, even if the claim is raised within the statute of limitations period. Following this Supreme Court decision, the Ministry of Employment and Labor issued a Guideline for Labor and Management on Ordinary Wages in January 2014. A bill for amendment to the Labor Standard Act, which includes a definition of “ordinary wages” as “entire money and valuables determined in advance to be provided to the employee by the employer as wages, regardless of its name, in exchange of the prescribed or total work of the employee,” is currently pending at the sub-committee level of the National Assembly.

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

We are incorporated in Korea, and we generate most of our operating revenue in Korea. As a result, we are subject to economic, political, legal and regulatory risks specific to Korea. The economic indicators in Korea in recent years have shown mixed signs of growth and uncertainty, and future growth of the Korean economy is subject to many factors beyond our control, including developments in the global economy. Any future deterioration of the Korean economy, as a result of unfavorable global economic conditions or otherwise, could adversely affect our business, financial condition and results of operations and the market price of our ADSs.

Developments that could have an adverse impact on Korea’s economy include:

•	declines in consumer confidence and a slowdown in consumer spending;

•

deterioration in economic or diplomatic relations between Korea and its trading partners or allies, including deterioration resulting from territorial or trade disputes or disagreements in foreign policy (such as the controversy between Korea and China regarding the deployment of a Terminal High Altitude Area Defense system in Korea by the United States and the economic and other retaliatory measures imposed by China against Korea in 2017);

•

adverse conditions in the economies of countries and regions that are important export markets for Korea, such as China, the United States, Europe and Japan, or in emerging market economies in Asia or elsewhere, as well as increased uncertainties regarding a future Brexit, including the possibility of additional countries exiting from the European Union;

•	decreases in the market prices of Korean real estate;

•

adverse changes or volatility in foreign currency reserve levels, commodity prices (including oil prices), exchange rates (including fluctuation of the U.S. dollar, the Euro or the Japanese Yen exchange rates or revaluation of the Chinese Renminbi), interest rates, inflation rates or stock markets;

•	increased sovereign default risk in select countries and the resulting adverse effects on the global financial markets;

•	investigations of large Korean business groups and their senior management for possible misconduct;

•	a continuing rise in the level of household debt and increasing delinquencies and credit defaults by retail and small- and medium-sized enterprise borrowers in Korea;

•	social and labor unrest;

•	the economic impact of any pending or future free trade agreements or changes in existing free trade agreements;

•

a decrease in tax revenue or a substantial increase in the Government’s expenditures for fiscal stimulus measures, unemployment compensation and other economic and social programs that would lead to an increased government budget deficit;

•

financial problems or lack of progress in the restructuring of Korean business groups, other large troubled companies (including those in the shipbuilding and shipping sectors), their suppliers or the financial sector;

•	loss of investor confidence arising from corporate accounting irregularities or corporate governance issues at certain Korean companies;

•	increases in social expenditures to support an aging population in Korea or decreases in economic productivity due to the declining population size in Korea;

•	geo-political uncertainty and the risk of further attacks by terrorist groups around the world;

•	the occurrence of severe health epidemics in Korea or other parts of the world (such as the Middle East Respiratory Syndrome outbreak in Korea in 2015);

•	natural or man-made disasters that have a significant adverse economic or other impact on Korea or its major trading partners;

•	political uncertainty or increasing strife among or within political parties in Korea;

•

increase in the statutory minimum wage in Korea, to the extent its benefits (such as an increase in consumer confidence or spending level of employees earning the minimum wage) are outweighed by its costs (such as an increase in unemployment rate);

•

hostilities or political or social tensions involving oil producing countries in the Middle East and North Africa and any material disruption in the global supply of oil or sudden increase in the price of oil;

•	increased reliance on exports to service foreign currency debts, which could cause friction with Korea’s trading partners;

•

the continued growth of the Chinese economy, to the extent its benefits (such as increased exports to China) are outweighed by its costs (such as competition in export markets or for foreign investment and the relocation of the manufacturing base from Korea to China);

•	political or social tensions involving Russia and any resulting adverse effects on the global supply of oil or the global financial markets; and

•	an increase in the level of tensions or an outbreak of hostilities between North Korea and Korea or the United States.

Escalations in tensions with North Korea could have an adverse effect on us and the market value of our ADSs.

Relations between Korea and North Korea have been tense throughout Korea’s modern history. The level of tension between the two Koreas has fluctuated and may increase abruptly as a result of current and future events. In particular, there have been heightened security concerns in recent years stemming from North Korea’s nuclear weapon and ballistic missile programs as well as its hostile military actions against Korea. Some of the significant incidents in recent years include the following:

•

North Korea renounced its obligations under the Nuclear Non-Proliferation Treaty in January 2003 and has conducted six rounds of nuclear tests since October 2006, including claimed detonations of hydrogen bombs, which are more powerful than plutonium bombs, and warheads that can be mounted on ballistic missiles. Over the years, North Korea has also conducted a series of ballistic missile tests, including missiles launched from submarines and intercontinental ballistic missiles that it claims can reach the United States mainland. In response, the Government has repeatedly condemned the provocations and flagrant violations of relevant United Nations Security Council resolutions. In February 2016, the Government also closed the inter-Korea Gaesong Industrial Complex (in which we provided certain telecommunications services prior to its closure) in response to North Korea’s fourth nuclear test in January 2016. Internationally, the United Nations Security Council has passed a series of resolutions condemning North Korea’s actions and significantly expanding the scope of sanctions applicable to North Korea, most recently in December 2017 in response to North Korea’s intercontinental ballistic missile test in November 2017. Over the years, the United States and the European Union have also expanded their sanctions applicable to North Korea.

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

North Korea’s economy also faces severe challenges, which may further aggravate social and political pressures within North Korea.

Although bilateral summit meetings were held between Korea and North Korea in April, May and September 2018 and between the United States and North Korea in June 2018 and February 2019, there can be no assurance that the level of tensions affecting the Korean peninsula will not escalate in the future. Any increase in tensions, which may occur, for example, if North Korea experiences a leadership crisis, high-level contacts between Korea or the United States and North Korea break down or further military hostilities occur, could have a material adverse effect on the Korean economy and on our business, financial condition and results of operations.

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

Companies in Korea, including us, are subject to corporate governance standards applicable to Korean public companies which differ in some respects from standards applicable in other countries, including the United States. As a reporting company registered with the Securities and Exchange Commission and listed on the New York Stock Exchange, we are, and will continue to be, subject to certain corporate governance standards. However, foreign private issuers, including us, are exempt from certain corporate governance standards required under the New York Stock Exchange. For a description of significant differences in corporate governance practice compared to corporate governance standards of the New York Stock Exchange applicable to U.S. issuers, see “Item 16G. Corporate Governance.” There may also be less publicly available information about Korean companies, such as us, than is regularly made available by public or non-public companies in other countries.

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

A foreign investor may not be able to exercise voting rights with respect to common shares exceeding certain restrictions.

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

In addition, the Telecommunications Business Act restricts the ownership and control of network service providers by foreign shareholders. Foreigners, foreign governments and “foreign invested companies” may not own more than 49.0% of the issued shares with voting rights of a network service provider, including us. As of December 31, 2018, 48.5% of our common shares were owned by foreign investors. In the event that any foreigner or foreign government acquires our shares in violation of the above provisions, such foreign shareholder may not be able to exercise voting rights with respect to common shares exceeding such threshold. The MSIT may also order us or the foreign shareholder to take corrective measures in respect of the excess shares within a specified period of six months or less. See “Item 4. Information of the Company—Item 4.B. Business Overview—Regulation—Foreign Investment” and “Item 10. Additional Information—Item 10.B. Memorandum and Articles of Association—Limitations on Shareholding.”

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

This annual report contains “forward-looking statements” that are based on our current expectations, assumptions, estimates and projections about us and the industries in which we operate. The forward-looking statements are subject to various risks and uncertainties. These forward-looking statements include, but are not limited to, those statements using words such as “anticipate,” “believe,” “continues,” “expect,” “estimate,” “intend,” “project,” “aim,” “plan,” “likely to,” “target,” “contemplate,” “predict,” “potential” and similar expressions and future or conditional verbs such as “will,” “would,” “should,” “could,” “might,” “can,” “may,” or similar expressions generally intended to identify forward-looking statements. Those statements include, among other things, the discussions of our business strategy and expectations concerning our market position, future operations, margins, profitability, liquidity and capital resources. We caution you that reliance on any forward-looking statement involves risks and uncertainties, and that although we believe that the assumptions on which our forward-looking statements are based are reasonable, any of those assumptions could prove to be inaccurate, and, as a result, the forward-looking statements based on those assumptions could be incorrect. The uncertainties in this regard include, but are not limited to, those identified in the risk factors discussed above. In light of these and other uncertainties, you should not conclude that we will necessarily achieve any plans and objectives or projected financial results referred to in any of the forward-looking statements. We do not undertake to release the results of any revisions of these forward-looking statements to reflect future events or circumstances.

Item 4.  Information on the Company

Item 4.A.  History and Development of the Company

In 1981, the Government established us under the Korea Telecom Act to operate the telecommunications services business that it previously directly operated. Under the Korea Telecom Act and the Government-Invested Enterprises Management Basic Act, the Government exercised substantial control over our business and affairs. Effective October 1, 1997, the Korea Telecom Act was repealed and the Government-Invested Enterprises Management Basic Act became inapplicable to us. As a result, we became a corporation under the Commercial Code, and our corporate organization and shareholders’ rights were governed by the Government’s privatization laws and the Commercial Code. Among other things, we began to exercise greater autonomy in setting our annual budget and making investments in the telecommunications industry, and our shareholders began electing our directors, who had previously been appointed by the Government under the Korea Telecom Act.

Prior to 1993, the Government owned all of the issued shares of our common stock. From 1993 through May 2002, the Government disposed of all of its equity interest in us, and the privatization laws ceased to apply to us in August 2002. We amended our legal name from Korea Telecom Corp. to KT Corporation in March 2002.

Before December 1991, we were the sole provider of local, domestic long-distance and international long-distance telephone services in Korea. The Government began to introduce competition in the telecommunications services market in the early 1990’s. As a result, including ourselves, there are currently three local telephone service providers, five domestic long-distance carriers and numerous international long-distance carriers (including voice resellers) in Korea. In addition, the Government awarded licenses to several service providers to promote competition in other telecommunications business areas such as mobile telephone services and data network services. In June 2009, KT Freetel Co., Ltd. (“KTF”), a subsidiary providing mobile telephone services, merged into KT Corporation, with KT Corporation surviving the merger, with the objective of maximizing management efficiencies of our fixed-line and mobile telecommunications operations as well as more effectively responding to the convergence trends in the telecommunications industry. See “—Item 4.B. Business Overview—Competition.”

We are a corporation with limited liability organized under the laws of Korea, and our legal and commercial name is KT Corporation. Our principal executive offices are located at KT Gwanghwamun Building East, 33, Jong-ro 3-gil, Jongno-gu, 03155, Seoul, Korea, our telephone number is +82-31-727-0114 and the address of our English website is https://corp.kt.com/eng/.

The SEC maintains a website (http://www.sec.gov), which contains reports, information statements and other information regarding issuers that file electronically with the SEC.

Item 4.B.  Business Overview

We are the leading integrated telecommunications service provider in Korea and one of the most advanced in Asia. Our principal services include:

•	mobile voice and data telecommunications services based on 4G LTE and 3G W-CDMA technology, as well as 5G mobile services commercially launched in April 2019;

•	fixed-line services, which include:

➢

(i) fixed-line telephone services, including local, domestic long-distance and international long-distance services, (ii) Voice over Internet Protocol (“VoIP”) telephone services (i.e., provision of communication services over the Internet, and not over the fixed-line PSTN) and (iii) interconnection services to other telecommunications companies;

➢	broadband Internet access services; and

➢	data communication services, including fixed-line and satellite leased line services and dedicated broadband Internet connection service to institutional customers;

•

media and content services, including IPTV, satellite TV, TV home shopping, digital contents distribution, information and communication technology (“ICT”) platform consulting, digital music streaming and downloading and online advertising;

•	credit card processing and other financial services offered primarily through BC Card;

•

various business activities that extend beyond telecommunications and financial services, including information technology and network services and satellite services as well as rental of real estate by KT Estate Inc. (“KT Estate”); and

•

sale of goods, primarily sale of handsets related to our mobile services and miscellaneous telecommunications equipment, as well as sale of residential units and commercial real estate developed by KT Estate.

Leveraging our dominant position in the fixed-line telephone services market and our established customer base in Korea, we have successfully pursued new growth opportunities and obtained strong market positions in each of our principal lines of business. In particular:

•	in mobile services, we achieved a market share of 31.8% with approximately 21.1 million subscribers as of December 31, 2018;

•

in fixed-line and VoIP telephone services, we had approximately 15.0 million subscribers, consisting of 11.7 million PSTN subscribers and 3.4 million VoIP subscribers as of December 31, 2018. As of such date, our market share of the fixed-line local telephone and VoIP services was 65.1%; and

•	we are Korea’s largest broadband Internet access provider with approximately 8.7 million subscribers as of December 31, 2018, representing a market share of 41.0%.

For the year ended December 31, 2018, our operating revenue was ￦23,436 billion, our profit for the year was ￦724 billion and our basic earnings per share was ￦2,654. As of December 31, 2018, our total assets were ￦32,474 billion, total liabilities were ￦17,811 billion and total equity was ￦14,663 billion.

Our Services

The following table sets out our operating revenue by principal product categories and the respective percentage of total operating revenue in 2017 and 2018.

	For the Year Ended December 31,
	2017			2018
Products and services	Billions of Won		%	Billions of Won		%
Mobile services	￦	7,122	30.2%	￦	6,828	29.1%
Fixed-line services:
Fixed-line and VoIP telephone services		1,834	7.8		1,708	7.3
Broadband Internet access services		2,082	8.8		2,113	9.0
Data communication services		1,066	4.5		1,048	4.5

Sub-total		4,982	21.2		4,869	20.8

Media and content		2,814	12.0		3,182	13.6
Financial services		3,443	14.6		3,445	14.7
Others		1,825	7.8		1,823	7.8
Sale of goods (1)		3,361	14.3		3,289	14.0

Total operating revenue	￦	23,547	100.0%	￦	23,436	100.0%

(1)	Primarily related to sale of handsets for our mobile service and miscellaneous telecommunications equipment, as well as sale of residential units and commercial real estate developed by KT Estate.

The following table sets out our operating revenue by principal product categories and the respective percentage of total operating revenue in 2016 and 2017. During such periods, we allocated our products and services into five principal product categories.

	For the Year Ended December 31,
	2016			2017
Products and services	Billions of Won		%	Billions of Won		%
	(In billions of Won)
Mobile services	￦	7,375	31.8%	￦	7,122	30.2%
Fixed-line services:
Fixed-line and VOIP telephone services		2,053	8.9		1,834	7.8
Internet services:
Broadband Internet access service		2,040	8.8		2,082	8.8
Other Internet-related services (1)		1,799	7.8		2,139	9.1
Data communication services		1,025	4.4		1,066	4.5

Sub-total		6,917	29.9		7,121	30.2

Financial services		3,428	14.8		3,443	14.6
Other		2,592	11.2		2,500	10.6
Sale of goods (2)		2,852	12.3		3,361	14.3

Total operating revenue	￦	23,164	100.0%	￦	23,547	100.0%

(1)	Primarily related to revenue from IPTV services.

(2)	Primarily related to sale of handsets for our mobile service and miscellaneous telecommunications equipment, as well as sale of residential units and commercial real estate developed by KT Estate.

Mobile Services

We provide mobile services primarily based on 4G LTE and 3G W-CDMA technology. We began offering 4G LTE services in the Seoul metropolitan area in January 2012, and we completed the expansion of our coverage nationwide in October 2012. 4G LTE technology enables data to be transmitted faster than 3G W-CDMA technology, generally providing a downloading speed of approximately 50 Mbps per 10 MHz. Since our launch of 4G LTE services, we have acquired additional bandwidth licenses that have enabled us to further enhance the quality of our LTE services.

We have made extensive efforts to continually develop advanced technologies as well as to provide a variety of new mobile services with enhanced speed, latency and connectivity. We commercially launched our next generation 5G mobile services with transmission speed of up to 1 Gbps in April 2019 in the Seoul metropolitan area, six additional metropolitan cities, high-traffic commercial areas and university campuses as well as major transportation infrastructure such as highways, railways and airports. We plan to gradually expand the coverage nationwide and increase the transmission speed of our 5G services thereafter. We believe that the faster data transmission speed and lower latency of the 5G network enables us to offer significantly enhanced wireless data transmission with faster access to multimedia contents.

Revenue related to mobile service accounted for 29.1% of our operating revenue in 2018. The following table shows selected information concerning the usage of our network during the periods indicated and the number of our mobile subscribers as of the end of such periods:

	As of or for the Year Ended December 31,
	2016		2017		2018
Average monthly revenue per subscriber (1)	￦	35,524	￦	34,444	￦	32,021
Number of mobile subscribers (in thousands)		18,892		20,015		21,120
LTE subscribers		14,262		15,462		16,971
W-CDMA subscribers		4,639		4,554		4,149

(1)

The average monthly revenue per subscriber is computed by dividing total monthly fees, usage charges, interconnection fees and value-added service fees for the period by the weighted average number of subscribers (other than MVNO subscribers) and dividing the quotient by the number of months in the period.

We compete with SK Telecom, a mobile service provider that has a longer operating history than us, and LG U+ which began its service at around the same time as KTF. As of December 31, 2018, we had approximately 21.1 million subscribers, or a market share of 31.8%, which was the second largest among the three mobile service providers.

We market our mobile services primarily through independent exclusive dealers located throughout Korea. As of December 31, 2018, there were approximately 2,550 shops managed by our independent exclusive dealers. In addition to assisting new subscribers to activate mobile service and purchase handsets, authorized dealers are connected to our database and are able to assist customers with their account. Although most of these dealers sell exclusively our products and services, sub-dealers hired by exclusive dealers may sell products and services offered by other mobile telecommunications service providers. Authorized dealers are entitled to a commission for each new subscriber registered, as well as ongoing commissions for the first five years based primarily on the subscriber’s monthly fee, usage charges and length of subscription. The handsets sold by us to the dealers cannot be returned to us unless they are defective. If a handset is defective, it may be exchanged for a new one within 14 days from the date of purchase.

In response to the diversification of our customers’ demands and their increasing sophistication, we have also selectively engaged in opportunities to expand our internal sales channels in recent years. As of December 31, 2018, we operated approximately 200 customer plazas that engage in mobile service sales activities as well as provide a one-stop shop for a wide range of other services and products that we offer. We also operate a website to promote and advertise our products and services to the general public and in particular to younger customers who are more familiar with the Internet.

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

Fixed-line Services

We provide a variety of fixed-line services, including various telephone services, broadband Internet access and data communication services.

Fixed-line and VoIP Telephone Services

We utilize our extensive nationwide telephone network to provide fixed-line telephone services, which consist of local, domestic long-distance, international long-distance services and land-to-mobile interconnection services. Our fixed-line telephone network includes exchanges, long-distance transmission equipment and fiber optic and copper cables. We also provide VoIP telephone services that enable VoIP phone devices with broadband connection to make domestic and international calls. These fixed-line and VoIP telephone services accounted for 7.3% of our operating revenue in 2018. In recent years, the proliferation of mobile phones, as well as the availability of increasingly lower wireless pricing plans, some of which include unlimited voice minutes, has led to significant decreases in our domestic long-distance call minutes and local call pulses. The following table shows selected information concerning our fixed-line telephone network and the number of PSTN and VoIP subscribers as of the end of the periods indicated as well as their engagement levels during such periods.

	As of or for the Year Ended December 31,
	2014	2015	2016	2017	2018
Total Korean population (thousands) (1)	51,328	51,529	51,696	51,799	51,826
PSTN and VoIP lines in service (thousands)	17,259	16,682	16,266	15,610	14,992
PSTN lines in service	13,849	13,268	12,791	12,201	11,637
Local lines in service	12,948	12,409	11,869	11,222	10,654
Group lines in service	900	859	921	979	983
VoIP lines in service	3,411	3,413	3,436	3,409	3,355
Fiber optic cable (kilometers)	673,783	695,546	732,873	764,802	784,088
Domestic long-distance call minutes (millions) (2)	2,743	2,113	1,507	1,126	892
Local call pulses (millions) (2)	4,038	3,034	2,161	1,285	974

(1)	Based on the number of registered residents as published by the Ministry of the Interior and Safety of Korea.

(2)	Excluding calls placed from public telephones.

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

Japan, China and the United States accounted for the greatest percentage of our international long-distance call traffic measured in minutes in 2018. In recent years, the volume of our incoming calls has exceeded the volume of our outgoing calls. The agreed settlement rate is applied to the call minutes to determine the applicable net settlement payment. The following table shows the number of minutes of international long-distance calls recorded by us and specific service providers utilizing our international long-distance network in each specified category for each year in the five-year period ended December 31, 2018:

	Year Ended December 31,
	2014	2015	2016	2017	2018
	(In millions of billed minutes)
Incoming international long-distance calls	549.4	390.5	352.3	286.4	221.1
Outgoing international long-distance calls	212.2	179.0	155.1	125.9	101.1

Total	761.6	569.5	507.4	412.3	322.2

Under the Telecommunications Business Act, we are required to permit other service providers to interconnect to our fixed-line network. Currently, the principal users of this interconnection capacity include affiliates of SK Telecom and LG U+ (offering local, domestic long-distance and international long-distance services, and transmitting calls to and from their mobile networks). We recognize as land-to-mobile interconnection revenue the entire amount of the usage charge collected from the landline user and recognize as an expense the amount of interconnection charge paid to the mobile service provider.

Broadband Internet Access Services

Leveraging on our nationwide network of 784,088 kilometers of fiber optic cables, we have achieved a leading market position in the broadband Internet access market in Korea. We believe we have a competitive advantage over other broadband Internet access service providers because, unlike our competitors, we can utilize our existing networks nationwide to provide broadband Internet access service. Our principal Internet access services are offered under the “KT Internet” and “KT GiGA Internet” brand names. We also offer WiFi services under the “KT WiFi” brand name, which is designed to integrate fixed-line and wireless services by offering high speed wireless Internet access to laptops and smartphones in hot-spot zones and KT Internet service in fixed-line environments. Our broadband Internet access services accounted for 9.0% of our operating revenue in 2018.

As of December 31, 2018, we had approximately 8.7 million broadband Internet subscribers, including approximately 4.9 million KT GiGA Internet service subscribers with enhanced data transmission speeds of up to 1.0 Gbps. In addition, we had approximately 4.0 million KT WiFi subscribers as of such date. We also sponsored approximately 107,000 hot-spot zones nationwide for wireless connection as of December 31, 2018.

Our KT Internet services primarily utilize ADSL technology, which is a technology that converts existing copper twisted-pair telephone lines into access paths for multimedia and high-speed data communications. ADSL transforms the existing public telephone network from one limited to voice, text and low-resolution graphics to a system capable of bringing multimedia to subscriber premises without new cabling. The asymmetric design optimizes the bandwidth by maximizing the downstream speed for downloading information from the Internet. We are continually upgrading our broadband network to enable better FTTH connection, which further enhances data transmission speed and connection quality. FTTH is a telecommunication architecture in which a communication path is provided over optical fiber cables extending from the telecommunications operator’s switching equipment to the boundary of home or office. FTTH uses fiber optic cable, which is able to carry a high-bandwidth signal for longer distances without degradation. FTTH enables us to deliver enhanced services that require high bandwidth, such as IPTV, and other digital media contents with higher stability.

Data Communication Services

Our data communication services involve offering exclusive lines that allow point-to-point connection for voice and data traffic between two or more geographically separate points. As of December 31, 2018, we leased 267,535 lines to domestic and international businesses. We provide dedicated and secure broadband Internet connection service to institutional customers under the “Kornet” brand name. We provide high-speed connection to our Internet backbone network, as well as rent to our customers and install necessary routers to ensure reliable Internet connection and enhanced security. We provide discount rates to qualified customers, including small- and medium-sized enterprises, businesses engaging in Internet access services and government agencies. Data communication services accounted for 4.5% of our operating revenue in 2018.

Through our wholly owned subsidiary KT Sat Co., Ltd., we also provide transponder leasing, broadcasting, video distribution and data communication services through satellites periodically launched by us. We also lease satellite capacity from other satellite operators to offer satellite services to both domestic and international customers.

Media and Content Services

We offer a variety of media and content services, including IPTV, satellite TV, TV home shopping, digital content distribution, ICT platform consulting, digital music streaming and downloading and online advertising. Media and content services accounted for 13.6% of our operating revenue in 2018.

IPTV

We offer high definition video-on-demand and real-time broadcasting IPTV services under the brand name “olleh TV” as well as ultra-high-definition (“UHD”) IPTV services under the brand name “olleh GiGA UHD TV.” Our IPTV service offers access to an array of digital media contents, including movies, sports, news, educational programs and TV replay, for a fixed monthly fee or on a pay-per-view basis. Through a digital set-top box that we rent to our customers, our customers are able to browse the catalogue of digital media contents and view selected media streams on their television. A set-top box provides two-way communications on an IP network and decodes video streaming data. We had approximately 7.9 million IPTV subscribers as of December 31, 2018.

Satellite TV

We offer satellite TV services with features similar to our IPTV services through KT Skylife, in which we own a 49.99% interest. We had approximately 4.3 million satellite TV subscribers as of December 31, 2018.

KTH

We offer TV home shopping, digital content distribution and information and communication technology platform consulting services through KTH Co., Ltd., in which we hold a 67.10% interest. We offer a variety of consumer products and food items on our IPTV and satellite TV platforms. We also secure rights to digital entertainment contents such as movies, animations and TV series and distribute such contents to other media platforms. In addition, we provide a wide range of consulting services related to build-out of information and communication technology platforms.

Digital Music Services

We operate Genie, our platform for music contents as well as subscription-based access to online music streaming and downloading services, through our subsidiary Genie Music Corporation, in which we hold a 35.97% interest. As of December 31, 2018, Genie was the second-largest music streaming and downloading service provider in Korea in terms of number of subscribers. Genie offers a broad selection of Korean and international music, both in streaming and download formats, as well as a variety of features designed to enhance the experience of users. We offer Genie services in various formats that are specifically designed for mobile and other connected devices, PCs and TVs.

Online Advertising Consulting

We provide strategic advertising consulting services for the online advertising industry through our subsidiary Nasmedia, Co., Ltd. (“Nasmedia”), in which we hold a 42.75% interest. We provide a variety of services for advertising agencies, online media companies and their clients, ranging from market studies to advertising campaign planning as well as analysis of such campaign’s effectiveness. Our proprietary data analysis tools enable us to define specific advertising targets for the clients as well as to evaluate the effectiveness of various marketing channels to provide an optimal advertising campaign strategy.

Financial Services

As part of our overall strategy, we selectively pursue new business opportunities in the financial sector that complement our telecommunications business. In October 2011, we acquired a controlling interest in BC Card, a leading credit card solutions provider in Korea in which we hold a 69.54% interest. We also acquired 10.00% of the common shares of K Bank, an Internet-only bank that began its commercial operations in April 2017, which interest is accounted for using the equity method of accounting. Revenue from our financial services, which consist primarily of revenue from BC Card, accounted for 14.7% of our operating revenue in 2018.

BC Card

Through BC Card, we offer various credit card processing and related financial services. We operate the largest merchant payment network in Korea as measured by transaction volume. We also provide outsourcing services to a wide range of financial institutions for their credit card and check card business operations, including production and delivery of new credit cards, the preparation of monthly statements, management of merchants and other ancillary services. In recent years, we have made efforts to expand our services in select countries in Asia, including China, Indonesia and Vietnam.

A minority interest in BC Card is owned by various financial institutions in Korea, many of which are member companies that enter into co-branding agreements with us and issue credit cards and check cards under the “BC Card” brand. Our member companies that issue co-branded credit or check cards include Woori Card, NH Card, Industrial Bank of Korea and KB Kookmin Card. We engage in joint marketing efforts to promote cards issued pursuant to our co-branding agreements. However, we typically do not assume credit risks related to the inability of cardholders to make payments on their card usage, which are typically assumed by the member companies. As of December 31, 2018, we had approximately 19.9 million credit cards and approximately 34.0 million check cards issued by our member companies under the “BC Card” brand. We also provide ancillary outsourcing services to various other banks, securities companies and financial institutions that do not issue co-branded cards with us.

We charge commissions for merchant fees paid by merchants to credit card companies for processing transactions. Merchant fees vary depending on the type of merchant and the total transaction amounts generated by the merchant. In addition to merchant fees, we receive commissions related to nominal interchange fees for international card transactions, as well as service fees from financial institutions that outsource their credit card business operations.

K Bank

We own 10.00% of the common shares of K Bank, which is one of two Internet-only banks in Korea. Internet-only banks generally operate without branches and conduct their operations primarily through electronic means, which enable them to minimize costs and offer customers higher interest rates on deposits as well as lower lending rates. As of December 31, 2018, K Bank had approximately 0.86 million holders of deposit accounts, with total deposits of ￦1,862 billion and outstanding loans of ￦1,264 billion. K bank has 22 shareholders including Woori Bank, NH Investment & Securities, Co., Ltd., GS Retail Co., Ltd., Hanwha Life Insurance Co., Ltd. and us.

Pursuant to the Act on Special Cases Concerning the Establishment and Operation of Internet-only Banks, starting in January 2019, a company with its ICT assets comprising more than 50% of its total assets (such as us) may obtain up to a 34.0% interest in an Internet-only bank, and is required to obtain approval from the FSC in order to become its largest shareholder.

Other Businesses

We also engage in various business activities that extend beyond telecommunications and financial services, including information technology and network services, real estate development and satellite services. Our other businesses accounted for 7.8% of our operating revenue in 2018.

Information Technology and Network Services

We offer a broad array of integrated information technology and network services to our business customers. Our range of services includes consulting, designing, building and maintaining systems and communication networks that satisfy the individual needs of our customers in the public and private sectors. We also operate data centers located throughout Korea and provide a wide range of computing services to companies that need servers, storage and leased lines. Data centers are facilities used to house, protect and maintain network server computers that store and deliver Internet and other network contents. Our data centers are designed to meet international standards, and are equipped with temperature and humidity control systems, regulated and reliable power supplies, mechanical equipment, fire detection and suppression equipment, security monitoring and wide-bandwidth connections to the Internet. Our data centers offer network outsourcing services, server operation services and system support services to our corporate customers.

Real Estate Development

We own land and real estate in various locations throughout Korea. Technological developments have enhanced the coverage area of telecommunications facilities, which enable us to better utilize our existing land and other real estate holdings. Through our wholly-owned subsidiary KT Estate, we engage in the planning and development of residential complexes and commercial buildings on our unused sites, as well as in the leasing of buildings we own. Under the “Remark VILL” brand, we also lease units in residential complexes developed by us in urban areas such as Seoul and Busan.

Sale of Goods

We recognize revenue related to sale of goods, primarily handsets sold to subscribers of our mobile services as well as miscellaneous telecommunications equipment sold to vendors and other telecommunications companies and sale of residential units and commercial real estate developed by KT Estate. We purchase handsets primarily from Samsung Electronics, Apple and LG Electronics. Sale of goods accounted for 14.0% of our operating revenue in 2018.

Our Rates

We offer various service plans for our mobile, fixed-line and media and content services. For our individual customers, we offer rate plans targeting specific customer segments that aim to address their individual needs. We also offer bundled rate plans that provide discounts for subscribing to a combination of our services, as well as family plans that provide discounts for multiple line subscriptions under one household. For many of our services, we provide additional discounts for customers who commit to extended subscription periods. We provide an online tool designed to help our customers select a plan that is customized to their needs. Our service rates are typically charged on a monthly basis and are due at the end of the month. Our customers are also assessed a 10.0% VAT.

Our rates for business customers are tailored to the specific needs of the business customers.

Mobile Services

We offer a wide range of mobile service plans that vary depending, among others, on mobile technology (5G, LTE or W-CDMA), mobile device (mobile phone, tablet or other WiFi device) and age category, under which we offer plans based on usage volume for voice calling, data transmission and text messaging as well as addition of value-added services. Our premium packages offer unlimited voice calling, data transmission and text messaging as well as additional media content. We also provide plans specially designed for elderly and young subscribers as well as special discounts to subscribers with physical disabilities or on welfare programs. We do not charge an activation fee for our mobile services.

For mobile service plans that offer unlimited data transmission, we typically decelerate data transmission speeds after a subscriber reaches a set data usage threshold. For usage-based data transmission plans, our subscribers are typically charged additional data transmission fees if usage exceeds the applicable quota. However, for many of our plans, we provide our subscribers the ability to bank unused data transmission quota of the current month to the following month, or borrow quota allocated to the following month if the current monthly quota have been exhausted.

We also subsidize the purchase of new handsets by our qualifying subscribers who agree to use our service for a predetermined service period and purchase handsets on an installment basis. Under the Handset Distribution Reform Act, everyone, regardless of their status, is entitled to receive either a handset subsidy related to the purchase of a recently released mobile phone, or a discount on the mobile service subscription rate. The ceiling on handset subsidies previously imposed was phased out in October 2017, but the MSIT announced policy guidelines to promote additional discounts on mobile service subscription rates. Following such policy guidelines, we increased the maximum discount rate applicable to mobile subscribers who elect not to receive handset subsidies from 20.0% to 25.0% starting in September 2017.

The following table summarizes the terms of our representative LTE mobile service plans that we currently offer:

Plan	Monthly Rate	Voice Calls	Video Calls	Data Transmission	Additional Features
Data On Premium	￦89,000	Unlimited	300 min.	Unlimited	• Handset insurance using reward points • Additional device free • Media package offering music, video, webtoon and movie content.

Data On Video	￦69,000	Unlimited	300 min.	Unlimited, but decelerate to 5 Mbps after 100 GB	• Mobile TV package offering live broadcast and VOD contents of up to 2 GB per day

Data On Talk	￦49,000	Unlimited	300 min.	Unlimited, but decelerate to 1 Mbps after 3 GB	• Mobile TV package offering live broadcast and VOD contents of up to 2 GB per day

LTE Data Choice	￦32,890 to ￦109,890	Unlimited	30 min. to 200 min.	300 MB to unlimited, but decelerate to 5 Mbps after 30 GB	• Media package for plans with monthly rates greater than ￦87,890 • Mobile TV package for plans with monthly rates between ￦54,890 to ￦76,890

LTE Basic	￦33,000	Unlimited	50 min.	1 GB

LTE Voice	￦18,700	100 min.	None	None

In addition to our mobile service plans, we offer value-added services for additional monthly fees that can be added to the subscription such as media packages, mobile TV packages, additional data transmission packages, caller ID, music service packages and ring tone services and usage reporting services. We also offer fixed-rate international roaming plans that provide data roaming services in various countries around the world, which may be scheduled or automatically activated upon access from an overseas location.

Our mobile services also generate interconnection charges and expenses. For a call initiated by a mobile subscriber of one of our competitors to our mobile subscriber, the competitor collects from its subscriber its normal rate and remits to us a mobile-to-mobile interconnection charge. In addition, for a call initiated by our mobile subscriber to a mobile subscriber of one of our competitors, we collect from our subscriber our normal rate and remit to the competitor a mobile-to-mobile interconnection charge.

The following table shows the interconnection charges we paid per minute (exclusive of VAT) to our competitors, and the charges received per minute (exclusive of VAT) from mobile operators for mobile to mobile calls:

	Effective Starting
	January 1, 2016		January 1, 2017		January 1, 2018
KT	￦	17.1	￦	14.6	￦	13.1
SK Telecom		17.0		14.6		13.1
LG U+		17.2		14.6		13.1

Fixed-line Services

Fixed-line Telephone Services

Local and Domestic Long-distance. Our standard usage-based fixed-line telephone service plan consists of a base monthly rate of ￦5,720 and usage fees for local and domestic long-distance calls, as well as calls to VoIP phones and mobile phones. We charge ￦42.9 per three-minute increment for local calls, ￦15.95 per ten second increment for domestic long-distance calls, ￦53.9 per three-minute increment for calls to VoIP phones and ￦15.95 per ten second increment for calls to mobile phones. All usage-based fees are subject to discounts during certain low-usage periods of the day and on national holidays. The rates we charge for local calls are subject to approval by the MSIT after consultation with the MOEF. For our subscribers who are initiating fixed-line telephone services, we charge a one-time nonrefundable activation fee of ￦60,000, which is waived with a three-year subscription commitment.

We also offer a flat rate fixed-line telephone service plan with a base monthly rate of ￦12,100 (or ￦8,470 for a three year subscription commitment) that includes 50 hours of local and domestic long-distance calls and calls to VoIP phones. Calls to mobile phones are not included in the free 50 hours, and we charge ￦15.95 per ten second increment for such calls. For a premium plan with a base monthly fee of ￦16,500 (or ￦11,550 for a three year subscription commitment), calls to KT mobile subscribers are included as part of the free 50 hours.

Until April 2001, we collected refundable service activation deposits for our fixed-line telephone services, which were refunded upon termination of service. As of December 31, 2018, we had ￦316 billion in refundable service activation deposits outstanding and 1.4 million subscribers enrolled under the deposit plan, each of whom are eligible to switch to a no-deposit plan and receive a refund of their service activation deposit, less the non-refundable service activation fee.

International Long-distance. For our international long-distance services, fees for out-going calls vary based on the destination country and whether the user has subscribed to an international long-distance services plan, which can be customized based on the type of telecommunication device (mobile or fixed-line), destination countries and other customer preferences. Usage is typically measured in one-second increments. We pay a settlement fee to the relevant foreign carrier for such calls under a bilateral agreement with the foreign carrier. For incoming calls (including calls placed in Korea by customers of the foreign carriers for home country direct-dial services), we receive settlement payments from the relevant foreign carrier at the applicable settlement rate specified under the relevant bilateral agreement.

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

The following table shows the interconnection charges we paid per minute (exclusive of VAT) to mobile operators for landline to mobile calls:

	Effective Starting
	January 1, 2016		January 1, 2017		January 1, 2018
SK Telecom	￦	17.0	￦	14.6	￦	13.1
LG U+		17.2		14.6		13.1

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

The following table shows such interconnection charge per minute collected for a call depending on the type of call, as determined by the MSIT:

	Effective Starting
	January 1, 2016		January 1, 2017		January 1, 2018
Local access (1)	￦	10.9	￦	9.7	￦	8.7
Single toll access (2)		12.0		10.9		10.0
Double toll access (3)		15.5		14.8		12.7

Source: The MSIT.

(1)	Interconnection between local switching center and local access line.

(2)	Interconnection involving access to single long-distance switching center.

(3)	Interconnection involving access to two long-distance switching centers.

VoIP Telephone Services

Our VoIP telephone services offer rate plans that charge generally lower base monthly rates and usage-based fees compared to our fixed-line telephone services. For our subscribers who are initiating VoIP telephone services, we charge a one-time nonrefundable activation fee of ￦10,000, which is waived with a one-year subscription commitment.

Broadband Internet Access Services

We offer various broadband Internet access service plans based on data transmission speed and data usage thresholds and offer discounts based on length of commitment that are applied for periods of up to four years. Most of our plans also include WiFi routers that enable our subscribers to create a WiFi environment in their residences. We charge our customers a one-time installation fee per site of ￦27,500. We also charge a modem rental fee ranging from ￦4,400 to ￦22,000 per year that varies depending on the type of model required for the service plan, which is also subject to discounts and waivers based on length of subscription commitment period.

The following table summarizes the terms of our representative broadband Internet access service plans that we currently offer:

Plan	Monthly Rate		Rate with 3 Year Term		Maximum Speed	Max Speed Daily Limit (1)	Additional Features
10 GiGA Max 10G	￦	110,000	￦	88,000	10 Gbps	1000 GB	2 WiFi routers included.
10 GiGA Max 5G	￦	82,500	￦	60,500	5 Gbps	500 GB	2 WiFi routers included.
10 GiGA Max 2.5G	￦	60,500	￦	44,000	2.5 Gbps	250 GB	Discount on 1 WiFi router rental.
GiGA Internet Max 1G	￦	55,000	￦	38,500	1.0 Gbps	150 GB
GiGA Internet Max 100M	￦	39,600	￦	22,000	100 Mbps	None

(1)	Data transmission speed is reduced to 100Mbps if data usage exceeds the specified maximum speed daily limit.

Media and Content Services

Our IPTV and satellite TV service plans vary based on the package of media channels provided, availability of UHD channels and the inclusion of other value-added services. In addition to monthly rates for subscription, we charge a one-time installation fee of ￦27,500 per set-top box and a digital set-top box rental fee ranging from ￦2,200 to ￦9,900 per year that varies depending on the type of set-top box required for the service plan, which is also subject to discounts and waivers based on length of subscription commitment period. We also offer various video-on-demand contents for streaming and downloading for a fee. In addition to offering service plans that enable TV viewing at home as well as access on mobile devices, we provide separate mobile TV plans at lower rates that are specifically designed for mobile devices.

The following table summarizes the terms of our representative IPTV and satellite TV service plans that we currently offer:

Plan	Monthly Rate		Rate with 3 Year Term		Channels (UHD)		Additional Features
Olleh TV Live
TV Movie Plus	￦	55,000	￦	44,000	261	(6)

•    Prime movie package that provides access to more than 20,000 video-on-demand contents.

•    Catch-on & Plus channel dedicated to latest popular movies and dramas.

•    Discounts on online TV home shopping purchases.

TV Slim	￦	16,500	￦	13,200	228	(3)
Olleh TV Skylife
TV Entertainment	￦	31,020	￦	24,816	216	(5)	• Monthly coupon of ￦10,000 for video-on-demand.
TV Slim	￦	16,500	￦	13,200	199	(5)

Bundled Rate Plans

In order to provide our customers with additional value and further promote our marketing efforts to cross sell our various services, we provide our customers with various bundled rate plans that provide discounts for subscribing to a combination of our services, as well as family plans that provide discounts for multiple line subscriptions under one household. As of December 31, 2018, the majority of our subscribers participated in our bundled rate plans.

Fixed-line Packages

We offer substantial discounts to customers who subscribe to two or more of our fixed-line and TV services consisting of fixed-line telephone, VoIP telephone, broadband Internet access, IPTV and satellite TV services. Subscription payments collected pursuant to our bundled rate plans are allocated to each service.

Mobile Packages

For our mobile services, we offer family plans that provide discounts of up to ￦11,000 per mobile phone subscription. Up to five members of a household may participate in our family plans.

Fixed-line and Mobile Combination Packages

We also offer various bundled rate plans that combine our fixed-line and TV services with mobile services, for both households and single subscribers. For households that subscribe to broadband Internet access as well as mobile services, our premium family plan provides discounts of approximately 50% for broadband Internet access subscription as well as for mobile services of each additional family member (up to four additional members).

Competition

We face significant competition in each of our principal business areas. In the markets for mobile services, fixed-line services and media and content services, we compete primarily with SK Telecom and LG U+ (including their affiliates). In the past two decades, considerable consolidation in the telecommunications industry has occurred, resulting in the current competitive landscape comprising three network service providers that offer a wide range of telecommunications and data communications services. In early 2019, each of our primary competitors announced plans to acquire a leading cable TV operator in Korea to significantly increase their market shares in the pay TV market, which we expect will further intensify competition. In January 2019, LG U+ announced its plan to acquire a controlling interest in CJ HelloVision. In February 2019, SK Telecom announced its plan to merge with t-broad. To a lesser extent, we also compete with various value-added service providers and specific service providers as classified under the Framework Act on Telecommunications and the Telecommunications Business Act, including MVNOs that lease mobile networks and offer mobile services, VoIP service providers that offer Internet telephone services, cable TV operators, text messaging service providers (particularly Kakao) and voice resellers, many of which offer competing services at lower prices.

We compete primarily based on our service performance, quality and reliability, ability to accurately identify and respond to evolving consumer demand, and pricing. With the launch of the next generation 5G mobile services in April 2019, we expect competition to further intensify among the three network service providers, which may result in an increase in marketing expenses, as well as additional capital expenditures related to implementing 5G mobile services. Mobile service providers also grant subsidies or subscription discount rates to subscribers who purchase new handsets and agree to a minimum subscription period and we compete also based on such amounts. We and SK Telecom have been designated as market-dominating business entities in the local telephone and mobile markets, respectively, under the Telecommunications Business Act. Under this Act, a market-dominating business entity may not engage in any act of abuse, such as unreasonably interfering with business activities of other business entities, hindering unfairly the entry of newcomers or substantially restricting competition to the detriment of the interests of consumers. In addition, changes in our local telephone rates and mobile rates of SK Telecom require prior approval from the MSIT. The KCC has also issued guidelines on fair competition of the telecommunications companies.

In the financial services market, our credit and check cards issued under the “BC Card” brand pursuant to co-brand agreements with member companies compete principally with cards issued by other leading credit card companies in Korea with their own merchant payment networks, such as Shinhan Card, Hyundai Card and Samsung Card. Our member companies that issue co-branded credit or check cards include Woori Card, NH Card, Industrial Bank of Korea and KB Kookmin Card. We also compete with service providers that provide outsourcing services related to business operations of credit card companies. Competition in the credit card and check card businesses has increased substantially as existing credit card companies, consumer finance companies and other financial institutions in Korea have made significant investments and engaged in aggressive marketing campaigns and promotions for their credit and check cards, as well as investing in operational infrastructure that may reduce the need for our outsourcing services.

The following tables show the market shares in our principal markets in terms of subscribers as of the dates indicated:

Mobile Services

	Market Share (%) (1)
	KT Corporation	SK Telecom	LG U+
December 31, 2016	30.8	48.8	20.4
December 31, 2017	31.4	47.9	20.7
December 31, 2018	31.8	46.9	21.3

Source: The MSIT.

(1)	Includes subscribers of MVNOs that lease mobile networks of the respective mobile service provider.

Fixed-line Local Telephone and VoIP Services

	Market Share (%)
	KT Corporation	SK Broadband	LG U+
December 31, 2016	64.9	15.1	12.4
December 31, 2017	65.2	15.1	12.5
December 31, 2018	65.1	14.8	12.6

Source: Korea Telecommunications Operators Association.

Broadband Internet Access Services

	Market Share (%)
	KT Corporation	SK Broadband	LG U+	Others
December 31, 2016	41.4	25.3	17.6	15.7
December 31, 2017	41.4	25.7	18.0	14.9
December 31, 2018	41.0	25.4	18.9	14.7

Source: The MSIT.

Pay TV Services

	Market Share (%)
	KT Corporation (1)	SK Broadband	LG U+
December 31, 2016	30.5	12.9	9.5
December 31, 2017	30.8	13.5	10.9
December 31, 2018	31.2	14.1	12.0

Source: Korea Telecommunications Operators Association.

(1)	Including market share of KT Skylife.

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

Under the supervisory framework, a network service provider must be licensed by the MSIT. Our license as a network service provider permits us to engage in a wide range of telecommunications services. However, starting on June 25, 2019, network service providers will be subject to a registration process, which will eliminate the distinction between network service providers and specific service providers that utilize leased facilities and are subject to a registration process. Such amendment will result in the integration of specific service providers into the broadened category of network service providers, and enable specific service providers to engage in a wider range of telecommunications services previously restricted to network service providers.

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

The MSIT also has the authority to regulate the pay TV market, including IPTV services. Under the Internet Multimedia Broadcasting Services Act, anyone intending to engage in the Internet multimedia broadcasting business must obtain a license from the MSIT. The ownership of the shares of an Internet multimedia broadcasting company by a newspaper, a news agency or a foreigner is limited. Furthermore, under the Internet Multimedia Broadcasting Services Act, an IPTV service provider, together with its affiliates providing IPTV services, is restricted from having more than one-third of the market share of all paid broadcasting subscribers in Korea (consisting of IPTV, cable TV and satellite TV subscribers).

Rates

Under current regulations implementing the Telecommunications Business Act, a network service provider may set its rates at its discretion, although it must report to the MSIT the rates and the general terms and conditions for each type of network service provided by it. However, if a network service provider has the largest market share for a specified type of service and its revenue from that service for the previous year exceeds a specific revenue amount set by the MSIT, it must obtain prior approval from the MSIT for the rates and the general terms for that service. Each year the MSIT designates the service providers and the types of services for which the rates and the general terms must be approved by the MSIT. In 1997, the MSIP designated us for local telephone service and SK Telecom for mobile service, which currently remains in effect. The MSIT, in consultation with the MOEF, is required to approve the rates proposed by a network service provider if (1) the proposed rates are appropriate, fair and reasonable and (2) the calculation method for the rates are appropriate and transparent. The form of our standard agreement for providing local network service and each agreement for interconnection with other service providers must also be reported to the MSIT.

The Government has also imposed regulations to restrict the amount of handset subsidies, which may cause mobile subscribers to subscribe to more expensive monthly plans in return for greater handset subsidies or may cause handset vendors to provide discriminatory subsidies based on consumers’ age, residence and subscription plan. In October 2014, the Handset Distribution Reform Act was implemented, with the primary objectives of reducing overall mobile service expenses to consumers, encouraging handset manufacturers to reduce retail prices and restricting discriminatory subsidy practices. Under the Handset Distribution Reform Act, everyone, regardless of their status, is entitled to receive either a handset subsidy related to the purchase of a recently released mobile phone, or a discount on the mobile service subscription rate. The ceiling on handset subsidies previously imposed was phased out in October 2017, but the MSIT announced policy guidelines to promote additional discounts on mobile service subscription rates. Following such policy guidelines, mobile service providers increased the maximum discount rate applicable to subscribers who elect not to receive handset subsidies from 20.0% to 25.0% starting in September 2017. The MSIT may periodically announce additional policy guidelines that telecommunications companies are recommended to take into consideration. In recent years, the MSIT has announced policy guidelines with objectives of reducing telecommunications service rates and promoting transparency in the decision making of telecommunications service providers. Specific policy guidelines include monthly rate reductions applicable to certain low-income subscribers, which was implemented by mobile service providers in December 2017.

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

Prior to April 2018, in accordance with the MSIT’s determination that we possessed essential infrastructure, we were required to permit other fixed-line communications service providers to co-use our fixed-line telecommunication infrastructure, upon the request of such other fixed-line telecommunications service providers. On April 10, 2018, to facilitate expedient establishment of 5G mobile services infrastructure, the Government announced its initiatives to amend the co-use system, as follows: (i) we should permit not only fixed-line telecommunications service providers, but also mobile service providers such as SK Telecom and LG U+ to co-use our telecommunications infrastructure necessary for provision of 5G mobile services, (ii) the Government determined that we,

SK Telecom, SK Broadband and LG U+ possessed essential infrastructure with respect to the interval between the cable entry at a building and the initial occurrence of connection within the building and required that the three companies share such infrastructure throughout buildings in Korea with each other, and (iii) fixed-line telecommunications service providers and mobile service providers are required to participate in joint efforts to construct additional fixed-line and mobile network architecture. For more information on our mobile network architecture, see “Item 4.D. Property, Plant and Equipment—Mobile Networks.”

In addition, we are required to lease to other companies our fixed-lines that connect subscribers to our network. This system, which is called local loop unbundling, is intended to prevent excessive investment in local loops. This system requires us to lease the portion of our copper lines that represent our excess capacity to other companies upon their request at rates that are determined by the MSIT based on our cost, and taking into consideration an appropriate rate of return, to enable them to provide voice and broadband services. Revenue from local loop unbundling, if any, are recognized as revenue from other businesses.

Foreign Investment

The Telecommunications Business Act restricts the ownership and control of network service providers by foreign shareholders. Foreigners, foreign governments and “foreign invested companies” may not in the aggregate own more than 49.0% of the issued shares with voting rights of a network service provider, including us. For purposes of the Telecommunications Business Act, the term “foreign invested company” means a company in which a foreigner or a foreign government is the largest shareholder and holds 15.0% or more of the company’s shares with voting rights, provided, however, that such company will not be counted as a foreign shareholder for the purposes of the 49.0% limit if (1) it holds less than 1.0% of our total issued and outstanding shares with voting rights or (2) if the largest shareholder of such company is a government or foreign entity of a country that is a counterparty to a free trade agreement with Korea, as publicly announced by the MSIT, and the MSIT determines that the fact that such foreign government or entity holds a 15.0% or greater shareholding in such company does not present a risk of harm to the public interest. However, the calculation of the above-referenced 49% ceiling will apply to: (x) any foreign entities that have entered into a major management-related agreement with a network service provider or the shareholder(s) thereof; and (y) foreign entities that have entered into an agreement pertaining to the settlement of fees relating to the handling of international electronic telecommunications services. As of December 31, 2018, 48.5% of our common shares were owned by foreign investors. In the event that a network service provider violates the shareholding restrictions, its foreign shareholders cannot exercise voting rights for their shares in excess of such limitation, and the MSIT may require corrective measures be taken to comply with the ownership restrictions. There is no restriction on foreign ownership for specific service providers and value-added service providers.

In addition to the 49.0% limit referenced above, under the Telecommunications Business Act, a foreign shareholder who holds 5.0% or more of our total shares is prohibited from becoming our largest shareholder. However, any foreign shareholder who held 5.0% or more of our total shares and was our largest shareholder on or prior to May 9, 2004 is exempt from the regulations, provided that such foreign shareholder may not acquire any more of our shares. In addition, under the Telecommunications Business Act, the MSIT may, if it deems it necessary to preserve substantial public interests, prohibit a foreign shareholder from being our largest shareholder. In the event that any foreigner or foreign government acquires our shares in violation of the above provisions, the Telecommunications Business Act restricts such foreign shareholder from exercising his or her voting rights with respect to common shares exceeding such threshold. The MSIT may also order us or the foreign shareholder to take corrective measures in respect of the excess shares within a period of up to six months.

Customers and Customer Billing

We typically charge residential subscribers and business subscribers similar rates for services provided. On a case-by-case basis, we also provide discount rates for some of our high-volume business subscribers. We bill all of our customers on a monthly basis. Our customers may make payment at either payment points such as local post offices, banks or our service offices, through a direct-debit service that automatically deducts the monthly payment from a subscriber’s designated bank account, or through a direct-charge service that automatically charges the monthly payment to a subscriber’s designated credit card account. Approximately 86.3% of our subscribers as of December 31, 2018 pay through the direct-debit service. Accounts of subscribers who fail to pay our invoice are transferred to a collection agency, which sends out a notice of payment. If such charges are not paid after notice, we cease to provide outgoing service to such subscribers after a period of time determined by the type of subscribed service. If charges are still not paid two to three months after outgoing service is cut off, we cease all services to such subscribers. After service is ceased, the overdue charges that are not collected by the collection agency are written off.

Credit Card Business

Through BC Card in which we hold a 69.54% interest, we offer various credit card processing and related financial services. BC Card is regulated and supervised as a Specialized Credit Financial Business (“SCFB”), as defined under the Specialized Credit Financial Businesses Act of Korea (“SCFBA”). The SCFBA subjects SCFB companies to licensing (for credit card businesses) and registration (for leasing, installment finance or new technology finance businesses) requirements and provides guidance and restrictions regarding capital adequacy, liquidity ratios, loans to major shareholders, reporting and other matters relating to the supervision of SCFB companies. The SCFBA delegates regulatory authority over SCFB companies to the FSC and FSS. The FSC has the authority to suspend the operations of an SCFB company for up to six months for non-compliance with certain regulations under the SCFBA and issue certain administrative orders. The FSC is also entitled to cancel a license or registration if an SCFB company fails to comply with certain SCFBA regulations or FSC administrative orders, including a suspension order.

The SCFBA and the regulations thereunder require an SCFB company to satisfy a minimum paid-in capital amount of (i) Won 20 billion, where the SCFB company engages in no more than two kinds of core businesses and (ii) Won 40 billion, where the SCFB company, such as BC Card, engages in three or more kinds of core businesses. An SCFB engaging in a credit card business must maintain a total Tier I and Tier II capital adequacy ratio (adjusted equity capital divided by adjusted total assets) of 8% or more. In addition, an SCFB company must maintain a one-month-or-longer delinquent claim ratio (delinquent claims divided by total claims) of less than 10%.

Under the SCFBA and the regulations thereunder, an SCFB company is required to maintain a Won liquidity ratio (Won-denominated current assets divided by Won-denominated current liabilities) of 100% or more. In addition, if an SCFB company is registered as a foreign exchange business institution with the MOEF, such SCFB company is required to maintain (1) a foreign-currency liquidity ratio (foreign currency liquid assets due within three months divided by foreign-currency liabilities due within three months) of not less than 80%, (2) a ratio of foreign currency liquid assets due within seven days less foreign currency liabilities due within seven days, divided by total foreign-currency assets, of not less than 0%, and (3) a ratio of foreign currency liquid assets due within a month less foreign currency liabilities due within a month, divided by total foreign-currency assets, of not less than negative 10%.

Under the SCFBA and the regulations thereunder, an SCFB company may not provide loans in the aggregate exceeding 50% of its equity capital to its major shareholders (including their specially related persons).

Pursuant to the SCFBA and the regulations thereunder, an SCFB company is required to submit business reports to the FSC regarding, among others, financial statements, actual results of management and soundness of assets. An SCFB company is also required to provide information regarding specific matters, including: (i) the amount of loans provided to major shareholders as of the end of each quarter; (ii) changes in the aggregate amount of such loans and the terms and conditions of the credit extension transactions for each quarter; (iii) the amount of stocks acquired by major shareholders as of the end of each quarter; and (iv) changes in the aggregate amount of stocks held and the acquisition price of such stocks for each quarter, in each case within one month of the end of each quarter. In addition, an SCFB company is required to file a report to the FSC upon the occurrence of certain events, including (i) changes to its name; (ii) changes to the largest shareholder; or (iii) changes of 1% or more in the ownership of stocks with voting rights held by a major shareholder and such major shareholder’s specially related persons, in each case within seven days from the date of its occurrence.

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

Information Technology and Operational Systems

Enhancement of our information technology and operational systems and efficient utilization of such systems are important in effectively promoting our core strategies. We are committed to continually investing in and enhancing our information technology systems, which provide support to many aspects of our businesses. In order to respond more effectively to a changing business environment, an enterprise resource planning system (the “ERP System”) was implemented in July 2012. We are committed to continually investing in and enhancing our information technology systems, which provide support to many aspects of our businesses. In June 2017, a business support system, called KT One System (“KOS”), was implemented. KOS is our wired/wireless system integration program that unified wired/wireless workflows, structures and systems that had been separated previously. KOS has contributed to enhancing various aspects of our business processes and control systems.

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

Item 4.D.  Property, Plant and Equipment

Our principal fixed asset is our integrated telecommunications networks. In addition, we own buildings and real estate throughout Korea. As of December 31, 2018, the net book value of our property, plant and equipment was ￦13,068 billion, of which ￦3,289 billion is accounted for the net book value of our land, buildings and structures. As of December 31, 2018, the net book value of our investment properties, which is accounted for separately from our property and equipment was ￦1,091 billion. Other than as may be described in this annual report, no significant amount of our properties is leased. There are no material encumbrances on our properties including the fixed assets below.

Our fixed-line equipment vendors and mobile equipment suppliers include well-known international and local suppliers such as Samsung Electronics, Ericsson, Nokia and Cisco Systems.

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

One of the principal limitations on a wireless network’s subscriber capacity is the amount of bandwidth allocated to a service provider. We have acquired a number of bandwidth licenses to secure additional bandwidth capacity to provide our broad range of services, for which we typically make an initial payment as well as pay usage fees during the license period. See “Item 5. Operating and Financial Review and Prospects—Item 5.A. Operating Results—Overview—Acquisition of New Bandwidth Licenses and Usage Fees.”

Exchanges

Exchanges include local exchanges and “toll” exchanges that connect local exchanges to long-distance transmission facilities. We had approximately 23.6 million lines connected to local exchanges and 2.2 million lines connected to toll exchanges as of December 31, 2018.

All of our exchanges are fully digital and automatic in order to provide higher speed and larger volume services. In addition, all of our lines connected to toll exchanges are compatible to IP platform.

Internet Backbone

Our Internet backbone network, called KORNET, has the capacity to handle aggregate traffic of our broadband Internet access subscribers, data centers and Internet exchange system at any given moment of up to 15.7 Tbps as of December 31, 2018. We have set up contingent plans to prepare against various incidents that could affect reliable Internet access service. Our IP premium network enables us to more reliably support IPTV, VoIP and other IP-related services. As of December 31, 2018, our IP premium network had 3,112 lines installed to provide mobile data services, 1,556 lines installed to provide IPTV services and a total capacity to handle up to 3.2 Tbps of IPTV, voice, mobile data and virtual private network (“VPN”) service traffic.

Access Lines

As of December 31, 2018, we had 21.9 million access lines installed, which allow us to reach virtually all homes and businesses in Korea. As part of our broadband deployment strategy, we have upgraded many of our access lines by equipping them with broadband capability using ADSL and FTTH technology. As of December 31, 2018, we had approximately 21.4 million broadband lines with speed of at least 50 Mbps that enable us to deliver broadband Internet access and multimedia contents to our customers.

Transmission Networks

Our domestic fiber optic cable network consisted of 784,088 kilometers of fiber optic cables as of December 31, 2018 of which 119,468 kilometers of fiber optic cables are used to connect our backbone network and 664,620 kilometers are used to connect the backbone network to our subscribers. Our backbone network utilizes 64 Tbp Long-haul Reconfigurable Optical Add Drop Multiplexer (“ROADM”) technology for connecting cities. ROADM technology improves bandwidth efficiency by enabling data to be transmitted from multiple signals across one fiber strand in a cable and carrying each signal on a separate wavelength. Our transmission backbone network connecting major cities in Korea utilize optical cross-connectors (“OXC”), and we access such network through multi-service provisioning platform (“MSPP”) architecture.

Our extensive domestic long-distance network is supplemented by our fully digital domestic microwave network, which consisted of 55 relay sites as of December 31, 2018.

International Networks

Our international network infrastructure consists of both submarine cables and satellite transmission systems, including two submarine cable-landing stations in Busan and Keoje and two satellite teleports in Kumsan and Boeun. International traffic is handled by submarine cables and telecommunications satellites. Because of the high cost of laying a submarine cable, the usual practice is for multiple carriers to jointly commission a new cable and share the costs and the capacity. We own interests in several international fiber optic submarine cable networks. We also operate satellites periodically launched by us, as well as lease satellite capacity from other satellite operators. Data services such as international private lease circuits, IP and very small aperture terminals are provided through submarine cables and satellite transmission. In order to guarantee high quality services to our end customers, our submarine cables and satellite transmission systems are linked to various points-of-presence in the United States, Asia and Europe. In addition, as of December 31, 2018, our international telecommunications networks were directly linked to 228 telecommunications service providers in various international destinations and are routed through our three international switching centers in Seoul, Daejeon and Busan.

As of December 31, 2018, our international Internet backbone with capacity of approximately 1,500 Gbps is connected to approximately 280 Internet service providers through our two Internet gateways in Hyehwa and Guro. In addition, we operate a video backbone with capacity of 1.5 Gbps to transmit video signals from Korea to the rest of the world.

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

Overview

We are an integrated provider of telecommunications services. Our principal telecommunications and Internet-related services include mobile voice and data telecommunications services, fixed-line services (consisting of fixed-line telephone, VoIP telephone, broadband Internet access and data communication services) and media and content services (including IPTV and satellite TV). The principal factors affecting our revenue from these services have been our rates for, and the usage volume of, these services, as well as the number of subscribers. For information on rates we charge for our services, see “Item 4. Information on the Company—Item 4.B. Business Overview—Our Rates.” In addition, we derive revenue from credit card processing and other financial services, sale of goods (primarily handsets related to our mobile services and miscellaneous telecommunications equipment, as well as sale of residential units and commercial real estate developed KT Estate), and miscellaneous business activities including information technology and network services, real estate development and satellite services.

Our operating segments for financial reporting purposes are organized as the following:

•	the marketing/customer segment, which engages in providing various telecommunications services to individual and household customers and the convergence business;

•	the corporate customer businesses group, which engages in providing various integrated telecommunications and network services to corporate customers;

•	the finance segment, which engages in providing various financial services such as credit card services;

•	the satellite TV segment, which engages in satellite TV services; and

•

the others segment, which includes (i) security services, (ii) satellite service, (iii) information technology and network services, (iv) global business services that provide global network services to multinational or domestic corporate customers and telecommunications companies, (v) sale of handsets and (vi) real property development and leasing services and other services provided by our subsidiaries.

One of the major factors contributing to our historical performance was the growth of the Korean economy, and our future performance will depend at least in part on Korea’s general economic growth and prospects. For a description of recent developments that have had and may continue to have an adverse effect on our results of operations and financial condition, see “Item 3. Key Information—Item 3.D. Risk Factors—If economic conditions in Korea deteriorate, our current business and future growth could be materially and adversely affected.” A number of other developments have had or are expected to have a material impact on our results of operations, financial condition and capital expenditures. These developments include:

•	acquisition of new bandwidth licenses and usage fees;

•	researching and implementing technology upgrades and additional telecommunications services such as 5G technologies;

•	changes in the rate structure for our telecommunications services;

•	acquisitions and disposals of interests in subsidiaries and joint ventures; and

•	marketing activities.

As a result of these factors, our financial results in the past may not be indicative of future results or trends in those results.

Acquisition of New Bandwidth Licenses and Usage Fees

One of the principal limitations on a wireless network’s subscriber capacity is the amount of bandwidth allocated to a service provider. The growth of our mobile telecommunications business and the increase in usage of wireless data transmission services have been significant factors in the increased utilization of our bandwidth, since wireless data applications are generally more bandwidth-intensive than voice services. The current trend of increasing data transmission use and the increasing sophistication of multimedia contents are likely to put additional strain on the bandwidth capacity of mobile service providers. We have acquired a number of licenses in recent years to secure additional bandwidth capacity to provide our broad range of services, for which we typically make an initial payment as well as pay usage fees during the license period.

We made bandwidth license payments of ￦416 billion in 2016, ￦271 billion in 2017 and ￦573 billion in 2018. The following table sets forth our outstanding payment obligations relating to our bandwidth licenses as of December 31, 2018.

Spectrum	Bandwidth	License Acquisition Date	Total Payable Amount (in billions of Won)		Initial Payment Amount (in billions of Won)		Initial Payment Year	Annual Usage Fee (in billions of Won)		Annual Usage Fee Payment Term
800 MHz	10 MHz	July 1, 2012	￦	261	￦	65	2012	￦	33	2012 to 2020
900 MHz	20 MHz	July 1, 2011	￦	251	￦	126	2011	￦	17	2011 to 2021
1.8 GHz	20 MHz	July 1, 2011	￦	194	￦	97	2011	￦	17	2011 to 2021
1.8 GHz	15 MHz	September 10, 2013	￦	878	￦	219	2013	￦	82	2013 to 2021
1.8 GHz	20 MHz	August 4, 2016	￦	470	￦	117	2016	￦	35	2016 to 2026
2.1 GHz	40 MHz	December 4, 2016	￦	569	￦	142	2016	￦	85	2016 to 2021
2.3 GHz	30 MHz	March 30, 2012	￦	19	￦	10	2012	￦	2	2012 to 2019
3.5 GHz	100 MHz	December 1, 2018	￦	968	￦	242	2018	￦	73	2018 to 2028
28 GHz	800 MHz	December 1, 2018	￦	208	￦	52	2018	￦	31	2018 to 2023

Researching and Implementing Technology Upgrades and Additional Telecommunications Services such as 5G Technologies

The telecommunications industry is characterized by continual advances and improvements in telecommunications technology, and we have been continually researching and implementing network upgrades and launching additional telecommunications services to maintain our competitiveness. In recent years, we have made extensive efforts to continually develop mobile services with enhanced speed, latency and connectivity that enable us to offer significantly improved wireless data transmission with faster access to multimedia content. We commercially launched our next generation 5G mobile services with transmission speed of up to 1 Gbps in April 2019 in the Seoul metropolitan area, six additional metropolitan cities, high-traffic commercial areas and university campuses as well as major transportation infrastructure such as highways, railways and airports. We plan to gradually expand the coverage nationwide and increase the transmission speed of our 5G services thereafter.

We also make investments to continually upgrade our broadband network to enable better FTTH connection, which further enhances data transmission speed and connection quality. FTTH is a telecommunication architecture in which a communication path is provided over optical fiber cables extending from the telecommunications operator’s switching equipment to the boundary of home or office. FTTH uses fiber optic cable, which is able to carry a high-bandwidth signal for longer distances without degradation. FTTH enables us to deliver enhanced services that require high bandwidth with stability, such as IPTV and other digital media content. The MSIT has the authority to recommend to network service providers that they provide funds for national research and development of telecommunications technology and related projects. Including such contributions, total expenditures (which include capitalized expenses) on research and development were ￦215 billion in 2016, ￦435 billion in 2017 and ￦273 billion in 2018. We plan to continue to invest in researching and implementing network upgrades, which will entail additional operating expenses as well as capital expenditures.

Changes in the Rate Structure and Fee Discounts for Our Telecommunications Services

Periodically, we adjust our rate structure for our services. In order to mitigate the impact from lower usage charges of local and domestic long-distance calls, we have increased our basic monthly charges and offer various optional flat rate plans for our fixed-line subscribers. Such adjustments in the rate structure have increased the portion of fixed income and stabilized our cash flow. In addition, because the growing use of mobile telecommunications services has decreased the usage of our fixed-line telephone services, we believe we are able to maximize our revenue from fixed-line telephone services by adjusting the rate structure so as to increase our basic monthly charges. We also provide bundled packages of our various services at a discount in order to attract additional subscribers to our new services. We offer discounts to customers who subscribe to two or more of our fixed-line and TV services consisting of fixed-line telephone, VoIP telephone, broadband Internet access, IPTV and satellite TV services. For our mobile services, we offer family plans that provide discounts of up to ￦11,000 per mobile phone subscription. We also offer various bundled rate plans that combine our fixed-line and TV services with mobile services, for both households and single subscribers. See “Item 4. Information on the Company—Item 4.B. Business Overview—Our Rates.”

The MSIT, in consultation with the MOEF, currently approves rates charged by us for local telephone service. The form of our standard agreement for providing local network service and each agreement for interconnection with other service providers must also be reported to the MSIT. Although we compete freely with other network service providers in terms of rate plans for our principal telecommunications and Internet-related services except for rates we charge for local calls, the MSIT may periodically announce policy guidelines that we may be recommended to take into consideration. In recent years, the MSIT has announced policy guidelines with the objectives of reducing mobile service rates and promoting transparency in the decision making of telecommunications service providers. Specific policy guidelines include monthly rate reductions applicable to certain low-income subscribers as well as subscription rate discounts in lieu of handset subsidies. Starting in December 2017, we began providing rate discounts of up to ￦11,000 per month to our low-income mobile subscribers on government welfare programs. We also increased the maximum discount rate applicable to mobile subscribers who elect not to receive handset subsidies from 20.0% to 25.0% starting in September 2017. Such discounts have contributed to a decrease in the average monthly revenue per subscriber of our mobile services from ￦34,444 in 2017 to ￦32,021 in 2018.

The Government may pursue additional measures to regulate the markets in which we compete. For example, according to a proposed amendment to the Telecommunications Business Act, which is currently pending at the National Assembly, the market-dominating mobile network service provider (SK Telecom) is required to provide a “universal” mobile subscription plan at a significant discount to the rates currently available. The current proposal contemplates that the plan be priced at ￦20,000 per month (including VAT) for up to 200 call minutes and data usage of 1 GB. If adopted as proposed, we may offer similar rate plans to compete more effectively with SK Telecom. There can be no assurance that we will not adopt additional measures that reduce rates charged to our subscribers as well as adjustments to our handset subsidies and other measures in the future to comply with regulatory requirements or the Government’s policy guidelines. For a discussion of adjustments in our rate structure, see “Item 4. Information on the Company—Item 4.B. Business Overview—Our Rates.”

Acquisitions and Disposals of Interests in Subsidiaries and Joint Ventures

One key aspect of our overall business strategy calls for acquisitions of businesses and entering into joint ventures that complement or diversify our current business, as well as disposal or termination of such businesses from time to time. For example, we have pursued investment opportunities in the financial sector in the past decade that we believe provide attractive growth opportunities. In October 2011, we acquired a controlling interest in BC Card, a leading credit card solutions provider in Korea in which we hold a 69.54% interest. We also acquired 10.00% of the common shares of K Bank, an Internet-only bank that began its commercial operations in April 2017, which interest is accounted for using the equity method of accounting. Our financial condition and results of operations may be affected as a result of such acquisitions, disposals or consolidation. Furthermore, pursuing acquisitions, joint venture and certain investment transactions also requires significant capital, and as we pursue further growth opportunities for the future, we may need to raise additional capital by incurring loans or through the issuances of bonds or other securities in the international capital markets, which may lead to increased levels of debt and debt servicing costs in the future.

Marketing Activities

We engage in marketing activities to promote our new, as well as existing, products and services and to further strengthen our marketing efforts through our network of independent exclusive dealers and other third-party dealers. Our marketing expenses, consisting of sales commissions and advertising expenses, amounted to ￦2,154 billion in 2016, ￦2,399 billion in 2017 and ￦2,101 billion in 2018. Sales commissions primarily consist of sales commissions to third-party dealers related to procurement of mobile subscribers and mobile handset sales, and our advertising expenses relate primarily to our utilization of television commercials and Internet and mobile advertising as well as promotional events.

While we believe that our large subscriber base as well as the brand power of our products and services will remain key drivers of our growth, we expect to continue to invest significantly in marketing activities, particularly in connection with launching of new products and services such as our next generation 5G mobile services launched in April 2019. Our marketing expenses may not directly correspond to our revenue in the same period, and our quarterly marketing expenses have fluctuated in the past and are expected to continue to fluctuate in the future.

Critical Accounting Policies

We have prepared our consolidated financial statements in accordance with IFRS as issued by the IASB. These accounting principles require our management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and revenue and expenses during the years reported. We based our estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying amounts of assets and liabilities that are not readily apparent from other sources. On an on-going basis, management evaluates its estimates. Actual results may differ from those estimates under different assumptions and conditions.

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

These critical accounting estimates include:

•	allowances for doubtful accounts;

•	useful lives of property, equipment, intangible assets and investment property;

•	impairment of long-lived assets, including goodwill;

•	valuation and impairment of financial assets;

•	income taxes;

•	post-employment benefit liabilities; and

•	provisions.

Allowances for Doubtful Accounts

Allowance for doubtful accounts is our best estimate of the amount of impairment losses incurred on our existing notes and accounts receivable. We apply the simplified approach, which requires expected lifetime credit losses to be recognized from the initial recognition of the receivable. Account balances are charged off against the allowance when all means of collection have been exhausted and the potential for recovery is considered remote. Our past experience shows that the possibility of collection is remote after three years of collection effort.

Changes in the allowances for doubtful accounts for our trade and other receivables in the three-year period ended December 31, 2018 are summarized as follows:

	Year Ended December 31,
	2016		2017		2018
	(In millions of Won)
Balance at beginning of year	￦	719,583	￦	612,487	￦	523,799
Provision		92,711		44,697		113,065
Reversal or written-off		(189,156)		(131,341)		(185,117)
Changes in the scope of consolidation		271		(142)		—
Others		(10,922)		(1,902)		1,999

Balance at end of year	￦	612,487	￦	523,799	￦	453,746

If economic or specific industry trends change, we would adjust our allowances for doubtful accounts by recording additional expense or benefit. See Note 6 of the Consolidated Financial Statements.

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

Impairment of Long-Lived Assets, including Goodwill

Long-lived assets generally consist of property and equipment and intangible assets, including goodwill. We review long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. In addition, we evaluate our long-lived assets for impairment each year as part of our annual forecasting process. An impairment loss would be recognized when the asset’s recoverable amount is less than its carrying amount. The recoverable amount of a long-lived asset is the greater of an asset’s fair value less costs to sell and its value in use. For the purpose of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash flows (cash-generating units). The recoverable amounts of cash-generating units are based on their value in use calculated by applying the annual discount rate ranging from 6.24% to 24.30% (depending on the segment) to the estimated future cash flows based on financial budgets for the next five years. An annual growth rate of 0.0% to 1.0% was applied for the cash flows expected to be incurred after five years. If such assets are considered to be impaired, the impairment to be recognized is measured as the amount by which the carrying amount of the assets exceeds the estimated recovery value.

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

We record rights and obligations arising from derivative instruments as assets and liabilities, which are stated at fair value. Gains and losses that result from a change in the fair value of derivative instruments are recognized in current earnings. However, for derivative instruments that qualify for cash flow hedge accounting, the effective portion of the gain or loss on the derivative instruments is recognized in the cash flow hedge reserve within equity, and recognized as finance income (costs) for the periods when the corresponding transactions affect profit or loss.

For financial assets, we make an annual assessment at the end of each reporting date whether there is objective evidence that a financial asset or a group of financial assets is impaired. For equity investments, we make all subsequent measurements at fair value. For debt instruments carried at amortized cost and at fair value through other comprehensive income, we assess on a forward-looking basis the expected credit losses, using methods that depend on whether there has been a significant increase in credit risk. For trade receivables and lease receivables, we apply the simplified approach, which requires the expected lifetime credit losses to be recognized from the initial recognition of the receivable.

The provision for impairment for financial assets are based on assumptions about risk of default and expected loss rates. Significant management judgment is involved in making these assumptions and selecting the inputs to the impairment calculation based on our past history, existing market conditions as well as forward looking estimates at the end of each reporting period. Such assumptions and estimates can be impacted by many factors, such as the financial condition, earnings capacity and near-term prospects of the company in which we have invested, breach of contract such as default or delinquency in payments, disappearance of an active market for the financial asset and other adverse changes in the payment status of borrowers in the portfolio. The evaluation of these investments is also subject to the overall condition of the economy and its impact on the capital markets.

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

Explanatory Note Regarding Presentation of Certain Financial Information under K-IFRS

In addition to preparing financial statements in accordance with IFRS as issued by the IASB included in this annual report, we prepare financial statements in accordance with K-IFRS, which we are required to file with the Financial Services Commission and the Korea Exchange under the FSCMA.

K-IFRS differs in certain respects from IFRS as issued by the IASB in the presentation of operating profit. Additionally, under K-IFRS, revenue from the development and sale of real estate is recognized using the percentage of completion method. However, under IFRS as issued by the IASB, revenue from the development and sale of real estate is recognized when an individual unit of residential real estate is delivered to the buyer. Primarily due to such differences, our consolidated statements of comprehensive income and our consolidated statements of financial position prepared in accordance with IFRS as issued by the IASB included in this annual report differ from our consolidated statements of comprehensive income and consolidated statements of financial position prepared in accordance with K-IFRS.

The table below sets forth a reconciliation of our operating profit and net income or loss as presented in our consolidated statements of operations prepared in accordance with IFRS as issued by the IASB for each of the years ended December 31, 2016, 2017 and 2018 to our operating profit and net income or loss in our consolidated statements of operations prepared in accordance with K-IFRS, for each of the corresponding years, taking into account such differences:

	For the Year Ended December 31,
	2016		2017		2018
	(In millions of Won)
Operating profit under IFRS as issued by the IASB	￦	1,383,104	￦	1,069,092	￦	1,100,860
Effect of changes in operating income presentation		96,602		286,161		103,897
Revenue recognition of development and sale of real estate		3,597		20,033		56,765
Operating profit under K-IFRS	￦	1,483,303	￦	1,375,286	￦	1,261,522

	For the Year Ended December 31,
	2016		2017		2018
	(In millions of Won)
Net income under IFRS as issued by the IASB	￦	831,845	￦	546,341	￦	719,412
Profit before income tax
Revenue recognition of development and sale of real estate		3,597		20,033		56,765
Income tax		(870)		(4,848)		(13,872)
Net income under K-IFRS	￦	834,572	￦	561,526	￦	762,305

Adoption of IFRS 15

The IASB issued IFRS 15 Revenue from Contracts with Customers (“IFRS 15”) for recognizing revenue. IFRS 15 establishes a five-step model that applies to operating revenue earned from a contract with a customer, regardless of the type of revenue transaction or the industry with limited exceptions. We mainly provide telecommunications services and sell handsets, and revenue from such services provided is recognized over time and revenue from such sale of goods is recognized at a point in time. We have adopted IFRS 15 from January 1, 2018 and applied the modified retrospective approach, and recognized the cumulative impact of initially applying the revenue standard as an adjustment to retained earnings as of January 1, 2018, the period of initial application. Accordingly, the financial information related to periods prior to January 1, 2018 have not been restated for the adoption of IFRS 15 and continue to be presented under IAS 18 Revenue and other standards (collectively, “IAS 18 and Other Standards”).

The adjustments made to line items presented in the consolidated statements of comprehensive income for the year ended December 31, 2018 due to the change from IAS 18 and Other Standards applied previously to IFRS 15 are as follows:

	For the year ended December 31,
	2018 (under IFRS 15)		Adjustments		2018 (under IAS 18 and Other Standards)
	(In billions of Won)
Operating revenue	￦	23,436	￦	268	￦	23,704
Operating expenses		22,335		316		22,651
Operating profit		1,101		(48)		1,053
Financial income		374		(4)		370
Financial costs		436		17		453
Share of net losses of associates and joint venture		(5)		—		(5)
Profit before income tax		1,034		(69)		965
Income tax expense		315		(18)		297

Profit for the year	￦	719	￦	(51)	￦	668

For a discussion of the adoption of IFRS 15 and the adjustments made to line items presented in the consolidated interim financial statements due to the change from IAS 18 and Other Standards applied previously to IFRS 15, including the impact on the line items in the consolidated statements of financial position and consolidated statement of comprehensive income, see Notes 2.2 and 41(1) of the notes to the Consolidated Financial Statements.

Recent Accounting Pronouncements under IFRS

For a summary of new standards, amendments and interpretations issued under IFRS as issued by the IASB but not effective for 2018, and which have not been adopted early by us, see Note 2.2 to the Consolidated Financial Statements.

Operating Revenue and Operating Expenses

Operating Revenue

Our operating revenue primarily consists of:

•

fees related to our mobile services, including monthly fees, usage charges for outgoing calls, usage charges for wireless data transmission, contents download fees, mobile-to-mobile interconnection revenue and value-added monthly service fees;

•	fees from our fixed-line services, including:

➢	fees from our fixed-line and VoIP telephone services, which include:

➢

monthly basic charges, which are one-time or monthly fixed charges primarily consisting of (i) non-refundable activation fees; and (ii) monthly fixed charges from local telephone services (or monthly fixed charges for discount plans);

➢

monthly usage charges, which are usage fees based on the amount of services used, primarily consisting of (i) monthly usage charges for local telephone and domestic long distance services; (ii) international long-distance service revenue, (primarily (a) amounts we bill to our customers for outgoing calls made to foreign countries, (b) amounts we bill to foreign telecommunications carriers for connection to the domestic telephone network in respect of incoming calls at the applicable settlement rate, and (c) other revenue, including revenue from international leased lines); (iii) land-to-mobile and land-to-land interconnection revenue; and (iv) interconnection fees we charge to fixed-line and mobile service providers and voice resellers for their use of our local, domestic long-distance and international networks in providing their services; and

➢

other revenue from (i) value-added services, local telephone directory assistance, call waiting and caller identification services; and (ii) local, domestic long-distance and international calls placed from public telephones.

➢	broadband Internet access service revenue, primarily consisting of installation fees and basic monthly charges; and

➢	data communication service revenue, primarily consisting of installation fees and basic monthly charges for our fixed-line and satellite leased line services and Kornet Internet connection service;

•

revenue from media and content services, primarily consisting of installation fees and basic monthly charges of IPTV and satellite TV services, as well as revenue from TV home shopping, digital content distribution, ICT platform consulting, digital music streaming and downloading and online advertising;

•	financial service revenue, primarily consisting of fees from credit card services provided by BC Card, our consolidated subsidiary in which we hold a 69.54% interest;

•	revenue from our miscellaneous business activities that extend beyond telecommunications and financial services, including information technology and network services and rental of real estate; and

•

revenue from sale of goods, primarily handsets related to our mobile services and miscellaneous telecommunications equipment, as well as sale of residential units and commercial real estate developed by KT Estate.

Operating Expenses

Our operating expenses primarily include:

•

purchase of inventories, primarily consisting of (i) inventories purchased for our sale of mobile handsets and (ii) development expenses of KT Estate for real estate units to be sold, and changes of inventories, which reflects increases or decreases of inventories of handsets, phones and for-sale real estate units during the applicable period;

•	salaries and wages, including post-employment benefits, termination benefits (including severance benefits for voluntary and special early retirements) and share-based payments;

•

card service costs, primarily consisting of costs in connection with credit and cash card services provided by BC Card, including fees paid to member credit card companies in our network for marketing expenses;

•	depreciation expenses incurred primarily in connection with our telecommunications network facilities;

•	sales commissions, primarily consisting of sales commissions to third-party dealers related to procurement of mobile subscribers and mobile handset sales;

•	service cost, primarily consisting of payments to IPTV and satellite TV content providers;

•	commissions, primarily consisting of commission-based payments for certain third-party outsourcing services, including commissions to the outsourced call center staff;

•	amortization expenses incurred primarily in connection with our intangible assets; and

•	interconnection charges, which are interconnection payments to telecommunication service providers for calls from landline users and our mobile subscribers to our competitors’ subscribers.

Operating Results—2017 Compared to 2018

The following table presents selected income statement data and changes therein for 2017 and 2018:

	For the Year Ended December 31,				Changes
					2017 vs. 2018
	2017		2018		Amount		%
	(In billions of Won)
Operating revenue	￦	23,547	￦	23,436	￦	(111)	(0.5)%
Operating expenses		22,478		22,335		(143)	(0.6)

Operating profit		1,069		1,101		32	3.0
Finance income		406		374		(32)	(7.9)
Finance costs		645		436		(209)	(32.4)
Share of net profits of associates and joint venture		(14)		(5)		8	(60.6)

Profit before income tax		817		1,034		217	26.6
Income tax expense		271		315		44	16.2

Profit for the year	￦	546	￦	719	￦	173	31.7%

Operating Revenue

The following table presents a breakdown of our operating revenue and changes therein for 2017 and 2018:

	For the Year Ended December 31,				Changes
					2017 vs. 2018
Products and services	2017		2018		Amount		%
	(In billions of Won)
Mobile services	￦	7,122	￦	6,828	￦	(294)	(4.1)%
Fixed-line services:
Fixed-line and VoIP telephone services		1,834		1,708		(126)	(6.9)
Broadband Internet access services		2,082		2,113		31	1.5
Data communication services		1,066		1,048		(18)	(1.7)

Sub-total		4,982		4,869		(113)	(2.3)

Media and content		2,814		3,182		368	13.1
Financial services		3,443		3,445		2	0.1
Others		1,825		1,823		(2)	(0.1)
Sale of goods (1)		3,361		3,289		(72)	(2.1)

Total operating revenue	￦	23,547	￦	23,436	￦	(111)	(0.5)%

(1)	Primarily related to sale of handsets for our mobile service and miscellaneous telecommunications equipment, as well as sale of residential units and commercial real estate developed by KT Estate.

Total operating revenue decreased by 0.5%, or ￦111 billion, from ￦23,547 billion in 2017 to ￦23,436 billion in 2018, primarily due to decreases in revenue from mobile services, fixed-line services and sale of goods, which impacts were partially offset by an increase in revenue from media and content. Our operating revenue was also negatively impacted by our adoption of IFRS 15 starting on January 1, 2018 using the modified retrospective method. See “—Adoption of IFRS 15” and Note 41(1) of the notes to our consolidated financial statements. In 2018, our operating revenue was ￦23,436 billion under IFRS 15, compared to ￦23,704 billion under IAS 18 and Other Standards. Had we continued to apply the previous method of IAS 18 and Other Standards in 2018, our operating revenue would have increased by 0.7%, or ￦157 billion, from ￦23,547 billion in 2017 to ￦23,704 billion in 2018.

Mobile Services

Our mobile services revenue decreased by 4.1%, or ￦294 billion, from ￦7,122 billion in 2017 to ￦6,828 billion in 2018, primarily due to a decrease in our average revenue per user, which impact was partially offset by an increase in our mobile subscribers.

Our average revenue per user decreased from ￦34,444 in 2017 to ￦32,021 in 2018 mainly due to the increase in the maximum discount rate we provide to mobile subscribers who elect to receive subscription rate discounts in lieu of handset subsidies from 20.0% to 25.0%, a substantial portion of our new mobile subscribers having elected to receive such subscription rate discounts in lieu of handset subsidies, as well as less costly plans for their second devices and the impact of our adoption of IFRS 15 starting on January 1, 2018.

We recorded a 5.5% increase in our mobile subscribers from approximately 20.0 million as of December 31, 2017 to approximately 21.1 million as of December 31, 2018.

Fixed-line Services

Our fixed-line services revenue decreased by 2.3%, or ￦113 billion, from ￦4,982 billion in 2017 to ￦4,869 billion in 2018, primarily due to decreases in our revenue from fixed-line and VoIP telephone services and data communication services, which impacts were partially offset by an increase in revenue from broadband Internet access services.

Fixed-line and VoIP Telephone Services. Our fixed-line and VoIP telephone services revenue decreased by 6.9%, or ￦126 billion, from ￦1,834 billion in 2017 to ￦1,708 billion in 2018, primarily due to decreases in monthly usage charges and subscribers as well as a continued decrease in demand for such services, which were partially offset by an increase in monthly basic charges. Our domestic long-distance call minutes decreased from 1.1 billion in 2017 to 0.9 billion in 2018 and local call pulses from 1.3 billion in 2017 to 1.0 billion in 2018, while the number of PSTN and VoIP lines in service decreased from 15.6 million as of December 31, 2017 to 15.0 million as of December 31, 2018. Partially offsetting such trends, our monthly basic charges increased primarily due to an increase in subscribers of our unlimited fixed-line telephone service plan in 2018 which offers unlimited call minutes for fixed monthly basic charges.

Broadband Internet Access Services. Our broadband Internet access services revenue increased by 1.5%, or ￦31 billion, from ￦2,082 billion in 2017 to ￦2,113 billion in 2018, primarily as a result of an increase in the number of subscribers to our premium services, which was partially offset by our adoption of IFRS 15 starting on January 1, 2018. The number of our KT GiGA Internet service subscribers increased from approximately 3.9 million as of December 31, 2017 to approximately 4.9 million as of December 31, 2018.

Data Communication Services. Our data communication services revenue decreased by 1.7%, or ￦18 billion, from ￦1,066 billion in 2017 to ￦1,048 billion in 2018 primarily due to increases in market competition based on pricing as well as discounts provided to our long-term customers.

Media and Content

Our media and content revenue increased by 13.1%, or ￦368 billion, from ￦2,814 billion in 2017 to ￦3,182 billion in 2018, primarily due to an increase in the number of IPTV subscribers from approximately 7.5 million as of December 31, 2017 to approximately 7.9 million as of December 31, 2018 as well as increases in revenues generated from Genie Music Corporation and KTH, which impacts were partially offset by a decrease in revenue from our joint ventures as well as the negative impact on media and content revenue from our adoption of IFRS 15 starting on January 1, 2018.

Financial Services

Financial services revenue remained stable and increased slightly by 0.1%, or ￦2 billion, from ￦3,443 billion in 2017 to ￦3,445 billion in 2018.

Others

Other operating revenue remained stable and decreased slightly by 0.1%, or ￦2 billion, from ￦1,825 billion in 2017 to ￦1,823 billion in 2018, reflecting decreases in revenue from our miscellaneous services, which impact was partially offset by an increase in revenue from our information technology and network services.

Sale of Goods

Revenue from sale of goods decreased by 2.1%, or ￦72 billion, from ￦3,361 billion in 2017 to ￦3,289 billion in 2018, primarily due to the negative impact on sale of goods revenue from our adoption of IFRS 15 starting on January 1, 2018 as well as a decrease in revenue from sales of miscellaneous telecommunications equipment, which impacts were partially offset by an increase in revenue from sales of mobile handsets in 2018 compared to 2017. The sale of mobile handsets in 2018 increased largely due to increases in the number of handset units sold and, to a lesser extent, the per-unit price of premium handsets.

Operating Expenses

The following table presents a breakdown of our operating expenses and changes therein for 2017 and 2018:

	For the Year Ended December 31,				Changes
					2017 vs. 2018
	2017		2018		Amount		%
	(In billions of Won)
Salaries and wages	￦	3,568	￦	3,846	￦	277	7.8%
Depreciation		2,746		2,674		(72)	(2.6)
Amortization of intangible assets		619		608		(11)	(1.8)
Commissions		1,086		1,080		(6)	(0.5)
Interconnection charges		641		580		(61)	(9.5)
International interconnection fee		214		227		13	5.9
Purchase of inventories		4,054		4,414		360	8.9
Changes of inventories		(187)		(433)		(246)	131.6
Sales commission		2,202		1,943		(259)	(11.8)
Service cost		1,428		1,541		112	7.9
Utilities		323		323		0	0.0
Taxes and dues		280		285		6	2.0
Rental		449		460		12	2.6
Insurance premium		69		74		4	6.2
Installation fee		147		144		(3)	(2.1)
Advertising expenses		197		158		(39)	(20.0)
Research and development expenses		169		177		8	4.8
Card service costs		3,095		3,113		18	0.6
Others		1,379		1,123		(257)	(18.6)

Total operating expenses	￦	22,478	￦	22,335	￦	(143)	(0.6)%

Total operating expenses decreased by 0.6%, or ￦143 billion, from ￦22,478 billion in 2017 to ￦22,335 billion in 2018 primarily due to decreases in sales commissions, other expenses and changes of inventories, the impacts of which were partially offset by increases in purchase of inventories, salaries and wages and service cost. Our operating expenses were also negatively impacted by our adoption of IFRS 15 starting on January 1, 2018 using the modified retrospective method. See “—Adoption of IFRS 15” and Note 41(1) of the notes to our consolidated financial statements. In 2018, our operating expenses were ￦22,335 billion under IFRS 15, compared to ￦22,651 billion under IAS 18 and Other Standards. Had we continued to apply the previous method of IAS 18 and Other Standards in 2018, our operating expenses would have increased by 0.8%, or ￦174 billion, from ￦22,478 billion in 2017 to ￦22,651 billion in 2018. Specifically:

•

Sales commission decreased by 11.8%, or ￦259 billion, from ￦2,202 billion in 2017 to ￦1,943 billion in 2018 primarily due to the impact of our adoption of IFRS 15 starting in 2018, which was partially offset by an increase in sales commissions that we paid to third-party dealers for procurement of mobile subscribers and handsets in 2018 compared to 2017.

•

Other expenses decreased by 18.6%, or ￦257 billion, from ￦1,379 billion in 2017 to ￦1,123 billion in 2018 primarily due to a loss on disposal of certain telecommunications assets in 2017, which did not occur in 2018.

•

Changes of inventories, which reflect inventory changes during a period by calculating inventories at the beginning of the period minus those at the end of the period, increased by 131.6%, or ￦246 billion, from ￦(187) billion in 2017 to ￦(433) billion in 2018, which indicates increases in inventories by ￦187 billion in 2017 and an additional ￦433 billion in 2018. This was primarily due to an increase in our purchase of mobile handsets in 2018 compared to 2017 as described below, which was partially offset by an increase in the sale of mobile handsets in 2018 compared to 2017.

These factors were partially offset by the following:

•

Our purchase of inventories increased by 8.9%, or ￦360 billion, from ￦4,054 billion in 2017 to ￦4,414 billion in 2018 primarily due to an increase in purchase of mobile handsets (consisting of an increase in the total number of mobile handsets (mostly smartphones) purchased and an increase in the per-unit price of handsets).

•

Salaries and wages increased by 7.8%, or ￦277 billion, from ￦3,568 billion in 2017 to ￦3,846 billion in 2018 primarily due to an increase in wages as well as payments of special incentive bonuses to our employees.

•	Service cost increased by 7.9%, or ￦112 billion, from ￦1,428 billion in 2017 to ￦1,541 billion in 2018, primarily due to increases in content costs relating to our IPTV and satellite TV services.

Operating Profit

Due to the factors described above, our operating profit increased by 3.0%, or ￦32 billion, from ￦1,069 billion in 2017 to ￦1,101 billion in 2018. Our operating margin, which is operating profit as a percentage of operating revenue, was 4.5% in 2017 and 4.7% in 2018.

Finance Income (Costs)

The following table presents a breakdown of our finance income and costs and changes therein for 2017 and 2018:

	For the Year Ended December 31,				Changes
					2017 vs. 2018
	2017		2018		Amount		%
	(In billions of Won)
Interest income	￦	93	￦	245	￦	152	163.0%
Gain on foreign currency transactions		80		17		(62)	(78.4)
Gain on foreign currency translation		226		4		(222)	(98.4)
Gain on settlement of derivatives		—		28		28	N.A.
Gain on valuation of derivatives		0		66		66	N.M.
Others		8		14		6	80.0

Total finance income	￦	406	￦	374	￦	(32)	(7.9)

Interest expenses	￦	302	￦	297	￦	(6)	(1.8)%
Loss on foreign currency transactions		40		49		9	22.0
Loss on foreign currency translation		12		73		60	493.5
Loss on settlement of derivatives		59		—		(59)	(100.0)
Loss on valuation of derivatives		210		2		(208)	(99.0)
Loss on disposal of trade receivables		20		14		(7)	(32.1)
Impairment loss on available-for-sale financial assets		0		—		(0)	(100.0)
Others		1		1		0	11.4

Total finance costs	￦	645	￦	436	￦	(209)	(32.4)

N.A. means not applicable.

N.M. means not meaningful.

Our interest income increased by 163.0%, or ￦152 billion, from ￦93 billion in 2017 to ￦245 billion in 2018. In 2018, we recognized interest income related to a delay in VAT refund, compared to no such income recognized in 2017. In addition, a general increase in interest rates in Korea in 2018 contributed to the increase in interest income in 2018 compared to 2017.

We recognized a net gain on foreign currency translation of ￦214 billion in 2017 compared to a net loss of ￦69 billion in 2018, and we recognized a net gain on foreign currency transactions of ￦40 billion in 2017 compared to a net loss of ￦32 billion in 2018, as the Won appreciated against the Dollar in 2017 but depreciated in 2018. In terms of the market average exchange rates announced by Seoul Money Brokerage Services, Ltd., the Won appreciated from ￦1,208.5 to US$1.00 as of December 31, 2016 to ￦1,071.4 to US$1.00 as of December 31, 2017 but depreciated to ￦1,118.1 to US$1.00 as of December 31, 2018. Against such fluctuations, we recognized a net loss on valuation of derivatives of ￦210 billion in 2017 compared to a net gain of ￦64 billion in 2018 and recorded a net loss on transactions of derivatives of ￦59 billion in 2017 compared to a net gain of ￦28 billion in 2018.

Share of Net Profits (Losses) of Associates and Joint Venture

Our share of net losses of associates and joint ventures decreased by 60.6%, or ￦8 billion, from ￦14 billion in 2017 to ￦5 billion in 2018. In 2017, our share of net losses of associates and joint ventures consisted primarily of our share of loss from K Bank of Won 17 billion. In 2018, our share of loss from K Bank increased to Won 20 billion, which was partially offset by our share of profit from Korea Information & Technology Fund of Won 15 billion.

Income Tax Expense

Income tax expense increased by 16.2%, or ￦44 billion, from ￦271 billion in 2017 to ￦315 billion in 2018, primarily due to an increase in profit before income tax, which increased by

26.6%, or ￦217 billion, from ￦817 billion in 2017 to ￦1,034 billion in 2018. See Note 29 to the Consolidated Financial Statements.

Profit for the Year

Due to the factors described above, our profit for the year increased by 31.7%, or ￦173 billion, from ￦546 billion in 2017 to ￦719 billion in 2018. Our net profit margin, which is net profit for the year as a percentage of operating revenue, was 2.3% in 2017 and 3.1% in 2018.

Segment Results—Marketing/Customer

Our operating revenue for the marketing/customer segment, prior to adjusting for inter-segment transactions, decreased by 13.4%, or ￦2,181 billion, from ￦16,243 billion in 2017 to ￦14,062 billion in 2018 primarily due to our decision to separate the marketing/customer segment into two separate reported segments of the marketing/customer segment and the corporate customer businesses segment starting in 2018 and, to a lesser extent, the impact of our adoption of IFRS 15 starting on January 1, 2018. In addition to such impacts, our operating revenue of the marketing/customer segment was negatively impacted by decreases in revenue from our mobile services and fixed-line services to individual and household customers, which were partially offset by an increase in revenue from our media and content services to individual and household customers, as described above.

Our operating income for the marketing/customer segment, prior to adjusting for inter-segment transactions, decreased by 13.0%, or ￦132 billion, from ￦1,019 billion in 2017 to ￦887 billion in 2018, as the ￦2,181 billion decrease in the segment’s operating revenue outpaced the ￦2,049 billion decrease in operating expenses. For this segment, operating margin, which is operating income as a percentage of total operating revenue prior to adjusting for inter-segment transactions, remained constant at 6.3% in 2017 and 2018.

Our depreciation and amortization for the marketing/customer segment, prior to adjusting for inter-segment transactions, decreased by 20.8%, or ￦602 billion, from ￦2,896 billion in 2017 to ￦2,294 billion in 2018.

Segment Results—Corporate Customer Businesses

Our operating revenue for the newly reported corporate customer businesses segment, prior to adjusting for inter-segment transactions, was ￦2,510 billion in 2018. The segment’s operating income was ￦209 billion in 2018, and its operating margin was 8.3% in 2018. The segment’s depreciation and amortization was ￦547 billion in 2018.

Segment Results—Finance

Our operating revenue for the finance segment, prior to adjusting for inter-segment transactions, decreased by 2.1%, or ￦78 billion, from ￦3,638 billion in 2017 to ￦3,560 billion in 2018 primarily due to the reasons described above.

Our operating income for the finance segment, prior to adjusting for inter-segment transactions, decreased by 29.3%, or ￦60 billion, from ￦206 billion in 2017 to ￦145 billion in 2018, as the ￦78 billion decrease in the segment’s operating revenue outpaced the ￦17 billion decrease in operating expenses. For this segment, operating margin decreased from 5.7% in 2017 to 4.1% in 2018.

Depreciation and amortization for the finance segment, prior to adjusting for inter-segment transactions, decreased by 21.9%, or ￦6 million, from ￦29 billion in 2017 to ￦23 billion in 2018.

Segment Results—Satellite TV

Our operating revenue for the satellite TV segment, prior to adjusting for inter-segment transactions, remained relatively unchanged, increasing by 0.7%, or ￦5 billion, from ￦686 billion in 2017 to ￦691 billion in 2018.

Our operating income for the satellite TV segment, prior to adjusting for inter-segment transactions, decreased by 11.5%, or ￦9 billion, from ￦75 billion in 2017 to ￦67 billion in 2018, as the ￦14 billion increase in the segment’s operating expenses outpaced the ￦5 billion increase in operating revenue. Operating margin for this segment decreased from 11.0% in 2017 to 9.7% in 2018.

Depreciation and amortization for the satellite TV segment, prior to adjusting for inter-segment transactions, decreased by 0.9%, or ￦1 billion, from ￦99 billion in 2017 to ￦98 billion in 2018.

Segment Results—Others

Our operating revenue for the others segment, prior to adjusting for inter-segment transactions, decreased by 4.5%, or ￦302 billion, from ￦6,652 billion in 2017 to ￦6,350 billion in 2018, primarily due to a decrease in revenue from sale of real estate developed by KT Estate, which was partially offset by an increase in revenue from sale of handsets.

Our operating loss for the others segment, prior to adjusting for inter-segment transactions, decreased by 17.6%, or ￦33 billion, from ￦187 billion in 2017 to ￦154 billion in 2018, as the ￦335 billion decrease in the segment’s operating expenses outpaced the ￦302 billion decrease in operating revenue. Operating loss margin for this segment decreased from (2.8)% in 2017 to (2.4)% in 2018.

Depreciation and amortization for this segment, prior to adjusting for inter-segment transactions, decreased by 5.6%, or ￦19 billion, from ￦332 billion in 2017 to ￦314 billion in 2018.

Operating Results—2016 Compared to 2017

The following table presents selected income statement data and changes therein for 2016 and 2017:

	For the Year Ended December 31,				Changes
					2016 vs. 2017
	2016		2017		Amount		%
	(In billions of Won)
Operating revenue	￦	23,164	￦	23,547	￦	383	1.7%
Operating expenses		21,781		22,478		697	3.2

Operating profit (loss)		1,383		1,069		(314)	22.7
Finance income		296		406		110	37.2
Finance costs		515		645		130	25.2
Share of net profits of associates and joint ventures		3		(14)		(17)	N.M.

Profit (loss) from continuing operations before income tax		1,167		817		(350)	(30.0)
Income tax expense (benefit)		335		271		(64)	(19.2)

Profit for the year	￦	832	￦	546	￦	(286)	(34.3)%

N.M. means not meaningful.

Operating Revenue

The following table presents a breakdown of our operating revenue and changes therein for 2016 and 2017:

	For the Year Ended December 31,				Changes
					2016 vs. 2017
Products and services	2016		2017		Amount		%
	(In billions of Won)
Mobile services	￦	7,375	￦	7,122	￦	(253)	(3.4)%
Fixed-line services:
Fixed-line and VoIP telephone services		2,053		1,834		(219)	(10.7)
Internet services:
Broadband Internet access services		2,040		2,082		42	2.1
Other Internet-related services (1)		1,799		2,139		340	18.9
Data communication services		1,025		1,066		41	4.0

Sub-total		6,917		7,121		204	2.9

Financial services		3,428		3,443		15	0.4
Others		2,592		2,500		(92)	(3.5)
Sale of goods (2)		2,852		3,361		509	17.8

Total operating revenue	￦	23,164	￦	23,547	￦	383	1.7%

(1)	Primarily related to revenue from IPTV services.

(2)	Primarily related to sale of handsets for our mobile service and miscellaneous telecommunications equipment, as well as sale of residential units and commercial real estate developed by KT Estate.

Total operating revenue increased by 1.7%, or ￦383 billion, from ￦23,164 billion in 2016 to ￦23,547 billion in 2017 primarily due to increases in the revenue from sale of goods and our Internet services, the impact of which was partially offset in part by decreases in the revenue from our mobile services and fixed-line and VoIP telephone services.

Mobile Services

Our mobile services revenue decreased by 3.4%, or ￦253 billion, from ￦7,375 billion in 2016 to ￦7,122 billion in 2017 primarily due to a decrease in our average revenue per user, which impact was partially offset by an increase in our mobile subscribers.

Our average revenue per user decreased from ￦35,768 in 2016 to ￦34,444 in 2017 mainly due to a substantial portion of our new mobile subscribers having elected to receive subscription rate discounts in lieu of handset subsidies. In addition, our average revenue per user was negatively impacted by an increase in the maximum discount rate applicable to mobile subscribers who elect not to receive handset subsidies from 20.0% to 25.0% starting in September 2017.

We recorded a 5.9% increase in our mobile subscribers from approximately 18.9 million as of December 31, 2016 to approximately 20.0 million as of December 31, 2017.

Fixed-line Services

Our fixed-line services revenue in the aggregate increased by 2.9%, or ￦204 billion, from ￦6,917 billion in 2016 to ￦7,121 billion in 2017 primarily due to increases in Internet services revenue and data communication services revenue, the impact of which was partially offset by a decrease in our fixed-line and VoIP telephone services revenue.

Fixed-line and VoIP Telephone Services. Our fixed-line and VoIP telephone services revenue decreased by 10.7%, or ￦219 billion, from ￦2,053 billion in 2016 to ￦1,834 billion in 2017 primarily due to decreases in monthly usage charges as well as in our subscribers of fixed-line telephone services reflecting a continued decrease in demand for such services, which was partially offset by an increase in monthly basic charges. Our domestic long-distance call minutes decreased from 1.5 billion in 2016 to 1.1 billion in 2017 and local call pulses from 2.2 billion in 2016 to 1.3 billion in 2017, while the number of PSTN and VoIP lines in service decreased from 16.3 million as of December 31, 2016 to 15.6 million as of December 31, 2017. Partially offsetting such trends, our monthly basic charges increased primarily due to an increase in subscribers of our unlimited fixed-line telephone service plan in 2017 which offers unlimited call minutes for fixed monthly basic charges.

Internet Services. Our Internet services revenue, which primarily consists of revenue from IPTV and broadband Internet access services, increased by 10.0%, or ￦382 billion, from ￦3,839 billion in 2016 to ￦4,221 billion in 2017 primarily due to an increase in the number of IPTV subscribers from approximately 7.0 million as of December 31, 2016 to approximately 7.5 million as of December 31, 2017, as well as an increase in the number of our subscribers of premium broadband Internet access services. The number of our KT GiGA Internet service subscribers increased from approximately 2.4 million as of December 31, 2016 to approximately 3.9 million as of December 31, 2017.

Data Communication Services. Our data communication services revenue increased by 4.0%, or ￦41 billion, from ￦1,025 billion in 2016 to ￦1,066 billion in 2017 primarily due to an increase in revenue from our co-location and server leasing services offered to corporate customers.

Financial Services

Financial services revenue increased by 0.4%, or ￦15 billion, from ￦3,428 billion in 2016 to ￦3,443 billion in 2017 primarily due to the sale of BC Card’s ownership interest in MasterCard and an increase in commission revenue from BC Card reflecting an expansion of its merchant payment network, which impacts were partially offset by a decrease in the transaction volume of foreign credit cards processed through BC Card that were used by Chinese tourists visiting Korea in 2017 as compared to 2016.

Others

Other operating revenue decreased by 3.5%, or ￦92 billion, from ￦2,592 billion in 2016 to ￦2,500 billion in 2017 primarily due to a decrease in revenue from our systems integration business.

Sale of Goods

Revenue from sale of goods increased by 17.8%, or ￦509 billion, from ￦2,852 billion in 2016 to ￦3,361 billion in 2017 primarily due to an increase in the sale of mobile handsets in 2017 compared to 2016 and, to a lesser extent, an increase in revenue from the sale of real estate developed by KT Estate. The sale of mobile handsets in 2017 increased largely due to increases in the number of handset units sold and, to a lesser extent, the per-unit price of premium handsets.

Operating Expenses

The following table presents a breakdown of our operating expenses and changes therein for 2016 and 2017:

	For the Year Ended December 31,				Changes
					2016 vs. 2017
	2016		2017		Amount		%
	(In billions of Won)
Salaries and wages	￦	3,478	￦	3,568	￦	90	2.6%
Depreciation		2,763		2,746		(17)	(0.6)
Commissions		1,099		1,086		(14)	(1.2)
Interconnection charges		690		641		(50)	(7.2)
Purchase of inventories		3,407		4,054		646	19.0
Changes of inventories		162		(187)		(350)	N.M.
Sales commission		1,968		2,202		234	11.9
Service cost		1,322		1,428		106	8.0
Card service costs		3,050		3,095		45	1.5
Insurance premium		178		69		(109)	(61.1)
Others (1)		3,663		3,777		113	3.1

Total operating expenses	￦	21,781	￦	22,478	￦	697	3.2%

N.M. means not meaningful.

(1)

Including other operating expenses (which include other expenses) amortization of intangible assets, rent, utilities, international interconnection fee, installation fee, taxes and dues, research and development expenses and advertising expenses.

Total operating expenses increased by 3.2%, or ￦697 billion, from ￦21,781 billion in 2016 to ￦22,478 billion in 2017 primarily due to increases in purchase of inventories, sales commission and service cost, the impact of which was partially offset by decreases in changes of inventories and insurance premium as described below. Specifically:

•

Purchase of inventories increased by 19.0%, or ￦646 billion, from ￦3,407 billion in 2016 to ￦4,054 billion in 2017 primarily due to an increase in purchase of mobile handsets (consisting of an increase in the total number of mobile handsets (mostly smartphones) purchased and an increase in the per-unit price of mobile handsets) and, to a lesser extent, an increase in development expenses of for-sale real estate units.

•

Sales commission increased by 11.9%, or ￦234 billion, from ￦1,968 billion in 2016 to ￦2,202 billion in 2017 primarily due to an increase in sales commissions that we paid to third-party dealers for procurement of mobile subscribers and mobile handset sales, both of which increased in 2017.

•

Service cost increased by 8.0%, or ￦106 billion, from ￦1,322 billion in 2016 to ￦1,428 billion in 2017, primarily due to an increase in service costs relating to our IPTV and mobile services such as purchases of contents to meet increased and diversified demand from customers and an increase in installation fees as more sophisticated technologies and corresponding higher fees were required for the installation of certain new equipment and facilities.

These factors were partially offset by the following:

•	Changes of inventories, which reflect inventory changes during a period by calculating inventories at the beginning of period minus those at the end of period, amounted to

￦162 billion in 2016 and ￦(187) billion in 2017, which means inventories increased by ￦187 billion in 2017 while they decreased by ￦162 billion in 2016. This was primarily due to an increase in purchase of handsets in 2017 compared to 2016 as described above, which was partially offset by an increase in the sale of handsets in 2017 compared to 2016. Cost of sale of goods (which is the sum of changes of inventories and purchase of inventories) in 2017 increased by 8.3% to ￦3,866 billion from ￦3,570 billion in 2016, primarily reflecting an increase in handset unit sales and an increase in per-unit cost of handsets, in each case in 2017 compared to 2016. Per-unit cost of handsets increased primarily due to the higher per-unit cost of premium handsets, which was partially offset by the lower per-unit cost of second devices purchased by certain of our mobile subscribers. The increase in the handset unit sales was primarily due to the unusually lower handset unit sales in 2016 due to mechanical defects relating to the Galaxy Note 7 handset in 2016. The handset unit sales were normalized in 2017 in the absence of such one-off event.

•	Insurance premium decreased by 61.1%, or ￦109 billion, from ￦178 billion in 2016 to ￦69 billion in 2017 primarily due to a decrease in insurance premium rates for our handsets.

Operating Profit

Due to the factors described above, our operating profit decreased by 22.7%, or ￦314 billion, from ￦1,383 billion in 2016 to ￦1,069 billion in 2017. Our operating margin, which is operating profit as a percentage of operating revenue, was 6.0% in 2016 and 4.5% in 2017.

Finance Income (Costs)

The following table presents a breakdown of our finance income and costs and changes therein for 2016 and 2017:

	For the Year Ended December 31,				Changes
					2016 vs. 2017
	2016		2017		Amount		%
	(In billions of Won)
Interest income	￦	116	￦	93	￦	(23)	(19.5)%
Gain on foreign currency transactions		25		80		55	219.7
Gain on foreign currency translation		12		226		213	1,754.3
Gain on settlement of derivatives		9		—		(9)	(100.0)
Gain on valuation of derivatives		109		0		(109)	(99.9)
Others		25		8		(17)	(68.7)

Total finance income	￦	296	￦	406	￦	110	37.2

Interest expenses	￦	337	￦	302	￦	(35)	(10.3)%
Loss on foreign currency transactions		38		40		2	6.2
Loss on foreign currency translation		122		12		(110)	(90.0)
Loss on settlement of derivatives		1		59		58	9,167.2
Loss on valuation of derivatives		0		210		209	N.M.
Loss on disposal of trade receivables		16		20		5	28.5
Impairment loss on available-for-sale financial assets		1		0		(1)	(99.1)
Others		0		1		1	146.9

Total finance costs	￦	515	￦	645	￦	130	25.2

N.M. means not meaningful.

Our interest income decreased by 19.5%, or ￦23 billion, from ￦116 billion in 2016 to ￦93 billion in 2017 primarily due to interest income recognized in 2016 related to a delay in VAT refund, compared to no such income recognized in 2017, as well as a general decrease in interest rates in Korea in 2017.

We recognized a net loss on foreign currency translation of ￦110 billion in 2016 compared to a net gain of ￦214 billion in 2017, and recognized a net loss on foreign currency transactions of ￦13 billion in 2016 compared to a net gain of ￦40 billion in 2017, as the Won depreciated against the Dollar in 2016 but appreciated in 2017. In terms of the market average exchange rates announced by Seoul Money Brokerage Services, Ltd., the Won depreciated from ￦1,172.0 to US$1.00 as of December 31, 2015 to ￦1,208.5 to US$1.00 as of December 31, 2016 but appreciated to ￦1,071.4 as of December 31, 2017. Against such fluctuations, we recognized a net gain on valuation of derivatives of ￦109 billion in 2016 compared to a net loss of ￦210 billion in 2017 and recognized a net gain on transactions of derivatives of ￦8 billion in 2016 compared to a net loss of ￦59 billion in 2017.

Our interest expenses decreased by 10.3%, or ￦35 billion, from ￦337 billion in 2016 to ￦302 billion in 2017 primarily due to a decrease in the aggregate amount of borrowings for which we made interest payments as well as a general decrease in interest rates in Korea in 2017.

Share of Net Profits (Losses) of Associates and Joint Ventures

We recognized share of net profits of associates and joint ventures of ￦3 billion in 2016, whereas we recognized share of net losses of associates and joint ventures of ￦14 billion in 2017.

Income Tax Expense

Income tax expense decreased by 19.2%, or ￦64 billion, from ￦335 billion in 2016 to ￦271 billion in 2017, primarily due to a decrease in profit before income tax, which decreased by ￦350 billion, from ￦1,167 billion in 2016 to ￦817 billion in 2017. See Note 29 to the Consolidated Financial Statements.

Profit for the Year

Due to the factors described above, our profit for the year decreased by 34.3%, or ￦286 billion, from ￦832 billion in 2016 to ￦546 billion in 2017. Our net profit margin, which is net profit for the year as a percentage of operating revenue, decreased from 3.6% in 2016 to 2.3% in 2017.

Segment Results—Marketing/Customer

Our operating revenue for this segment, prior to adjusting for inter-segment transactions, increased slightly by 0.3%, or ￦55 billion, from ￦16,187 billion in 2016 to ￦16,243 billion in 2017 primarily due to increases in revenue from our Internet services and data communication services, which was partially offset by decreases in revenue from our mobile services and fixed-line services, as described above.

Our operating income for this segment, prior to adjusting for inter-segment transactions, decreased by 6.8%, or ￦75 billion, from ￦1,093 billion in 2016 to ￦1,019 billion in 2017, as the ￦130 billion increase in operating expenses outpaced the ￦55 billion increase in the segment’s operating revenue. For this segment, operating margin, which is operating income as a percentage of total operating revenue prior to adjusting for inter-segment transactions, decreased from 6.8% in 2016 to 6.3% in 2017.

Depreciation and amortization, prior to adjusting for inter-segment transactions, increased by 0.9%, or ￦26 billion, from ￦2,870 billion in 2016 to ￦2,896 billion in 2017.

Segment Results—Finance

Our operating revenue for this segment, prior to adjusting for inter-segment transactions, increased by 1.7%, or ￦60 billion, from ￦3,578 billion in 2016 to ￦3,638 billion in 2017 primarily due to an increase in commission revenue of and an increase in disposal of available-for-sale assets by BC Card, which was partially offset by decreased usage of foreign credit cards processed through BC Card, as described above.

Our operating income for this segment, prior to adjusting for inter-segment transactions, decreased by 1.4%, or ￦3 billion, from ￦209 billion in 2016 to ￦206 billion in 2017, as the ￦63 billion increase in operating expenses outpaced the ￦60 billion increase in the segment’s operating revenue. Operating margin for this segment decreased from 5.8% in 2016 to 5.7% in 2017.

Depreciation and amortization, prior to adjusting for inter-segment transactions, remained relatively stable at ￦29 billion in each of 2016 and 2017.

Segment Results—Satellite TV

Our operating revenue for this segment, prior to adjusting for inter-segment transactions, increased by 2.5%, or ￦17 billion, from ￦669 billion in 2016 to ￦686 billion in 2017, primarily due to an increase in revenue from an increase in the number of TV shopping channels and other fee-generating platforms.

Our operating income for this segment, prior to adjusting for inter-segment transactions, decreased by 5.8%, or ￦5 billion, from ￦80 billion in 2016 to ￦75 billion in 2017, as the ￦21 billion increase in operating expenses outpaced the ￦17 billion increase in the segment’s operating revenue. Operating margin for this segment decreased from 12.0% in 2016 to 11.0% in 2017.

Depreciation and amortization, prior to adjusting for inter-segment transactions, remained relatively stable at ￦99 billion in each of 2016 and 2017.

Segment Results—Others

Our operating revenue for this segment, prior to adjusting for inter-segment transactions, increased by 5.4%, or ￦343 billion, from ￦6,308 billion in 2016 to ￦6,652 billion in 2017, primarily due to an increase in sale of handsets and an increase in revenue from the development and sale of real estate by our consolidated subsidiary.

For this segment, prior to adjusting for inter-segment transactions, we recorded an operating income of ￦40 billion in 2016, compared to an operating loss of ￦187 billion in 2017, as the ￦570 billion increase in operating expenses outpaced the ￦343 billion increase in the segment’s operating revenue in 2017. For this segment, operating margin was 0.6% in 2016 and the operating loss margin (operating loss as a percentage of total operating revenue prior to adjusting for inter-segment transactions) was (2.8)% in 2017.

Depreciation and amortization, prior to adjusting for inter-segment transactions, decreased by 2.1%, or ￦7 billion, from ￦339 billion in 2017 to ￦332 billion in 2016.

Item 5.B.  Liquidity and Capital Resources

The following table sets forth the summary of our cash flows for the years indicated:

	For the Years Ended December 31,
	2016		2017		2018
	(In billions of Won)
Net cash inflow from operating activities	￦	4,771	￦	3,878	￦	4,010
Net cash outflow from investing activities		(3,485)		(3,483)		(2,704)
Net cash outflow from financing activities		(943)		(1,363)		(532)
Cash and cash equivalents at beginning of the year		2,559		2,900		1,928
Cash and cash equivalents at end of the year		2,900		1,928		2,703
Net increase (decrease) in cash and cash equivalents		341		(972)		775

Capital Requirements

Historically, our capital requirements consisted principally of purchases of property and equipment and other assets and repayments of borrowings. In our investing activities, we used cash of ￦2,764 billion in 2016, ￦2,442 billion in 2017 and ￦2,261 billion in 2018 for the acquisition of property and equipment and investment properties. In our financing activities, we used cash of ￦1,769 billion in 2016, ￦1,780 billion in 2017 and ￦1,613 billion in 2018 for repayments of borrowings and debentures. From time to time, we may also require capital for investments involving acquisitions, including shares of our affiliates, and strategic relationships.

Our cash dividends paid to shareholders and non-controlling interests amounted to ￦184 billion in 2016, ￦243 billion in 2017 and ￦299 billion in 2018.

We anticipate that capital expenditures and repayment of outstanding contractual obligations and commitments will represent the most significant use of funds for the next several years. We may also require capital for purchase of shares of our affiliates as well as investments involving acquisitions and strategic relationships. We compete primarily in the telecommunications and Internet-related markets in Korea, which are rapidly evolving. In recent years, competition among us, SK Telecom and LG U+ to commercialize 5G mobile services has intensified and we have made and will continue to make capital expenditure to develop 5G mobile service capabilities and technologies. We may need to incur additional capital expenditures to keep up with unexpected developments in rapidly evolving telecommunications technology. There can be no assurance that we will be able to secure funds on satisfactory terms from financial institutions or other sources that are sufficient for our unanticipated needs.

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

The following table sets forth selected information regarding our contractual obligations to make future payments as of December 31, 2018:

	Payments Due by Period
Contractual Obligations (1)	Total		Less than 1 Year		1-3 Years		4-5 Years		After 5 Years
	(In billions of Won)
Long-term debt obligations (including current portion of long-term debt)	￦	6,576	￦	1,276	￦	2,388	￦	911	￦	2,001
Finance lease obligations (including any interests)		202		78		102		22		—
Operating lease obligations		374		109		185		79		1
Severance payment obligations (2)		5,108		183		453		499		3,973
Asset retirement obligations		119		31		11		8		69
Long-term accounts payable—others		1,825		355		687		297		486

Total		14,204		2,032		3,826		1,816		6,530

Estimate of interest payment based on contractual interest rates effective as of December 31, 2018	￦	968	￦	150	￦	247	￦	176	￦	395

(1)

Contractual obligations represent contractual liabilities as of the consolidated balance sheet date excluding refundable deposits for telephone installation and accruals for customer call bonus points, which do not have definitive payment schedules.

(2)	The amount represents undiscounted pension benefit as of December 31, 2018.

Capital Resources

We have traditionally met our working capital and other capital requirements principally from cash provided by operations, while raising the remainder of our requirements primarily through debt financing.

Our major sources of cash have been net cash provided by operating activities, including profits for the year, expenses not involving cash payments such as depreciation and amortization, and proceeds from issuance of bonds and borrowings. We expect that these sources will continue to be our principal sources of cash in the future. We recorded profits for the year of ￦832 billion in 2016, ￦546 billion in 2017 and ￦719 billion in 2018 as discussed in “Item 5.A. Operating Results.” Non-cash expense adjustments in our statement of cash flows from depreciation and amortization of intangible assets amounted to ￦3,422 billion in 2016, ￦3,438 billion in 2017 and ￦3,365 billion in 2018, primarily reflecting our capital investment activities during the recent years, including our purchase of bandwidth licenses for our operations, investments in network infrastructures and acquisition of real estate. Cash proceeds from borrowings and debentures were ￦1,123 billion in 2016, ￦616 billion in 2017 and ￦1,473 billion in 2018. As of December 31, 2018, we held 15,967,040 treasury shares.

Since 2012, we have disposed of a portion of our trade receivables relating to handset sales to several special purpose companies, as part of our efforts to improve our cash and asset management. We also entered into asset management agreements with each of these special purpose companies, and will be receiving management fees from such companies. See Note 20 to the Consolidated Financial Statements.

We believe that we have sufficient working capital available to us for our current requirements and that we have a variety of alternatives available to us to satisfy our financial requirements to the extent that they are not met by funds generated by operations, including the issuance of debt securities and bank borrowings denominated in Won and various foreign currencies. For example, we issued (i) US$400 million of 2.500% notes due 2026 in July 2016, (ii) US$400 million of 2.625% notes due 2022 in August 2017, (iii) US$200 million of LIBOR(3M)+0.450% notes due 2020 in August 2018,

(iv) US$100 million of LIBOR(3M)+0.900% notes due 2023 in August 2018 and (v) Japanese Yen 30 billion of 0.300% notes due 2020 in November 2018. See Note 16 to the Consolidated Financial Statements. However, our ability to rely on some of these alternatives could be affected by factors such as the liquidity of the Korean and the global financial markets, prevailing interest rates, our credit rating and the Government’s policies regarding Won currency and foreign currency borrowings. Other factors which could materially affect our liquidity in the future include unanticipated increase in capital expenditures and decrease in cash provided by operations resulting from a significant decrease in demand for our services. We may also need to raise additional capital sooner than we expect in order to fund unanticipated investments and acquisitions.

Our total equity was ￦12,917 billion as of December 31, 2016, ￦13,183 billion as of December 31, 2017 and ￦14,658 billion as of December 31, 2018.

Liquidity

We had a working capital (current assets minus current liabilities) surplus of ￦327 billion as of December 31, 2016, ￦354 billion as of December 31, 2017 and ￦2,764 billion as of December 31, 2018. The following table sets forth the summary of our significant current assets for the years indicated:

	As of December 31,
	2016		2017		2018
	(In billions of Won)
Cash and cash equivalents	￦	2,900	￦	1,928	￦	2,703
Trade and other receivables, net		5,478		5,965		5,680
Inventories, net		455		642		1,075
Other financial assets		721		973		995

Our cash and cash equivalents (substantially all of which are in Won) totaled ￦2,900 billion as of December 31, 2016, ￦1,928 billion as of December 31, 2017 and ￦2,703 billion as of December 31, 2018. Under IFRS as issued by IASB, bank deposits held at call and all other highly liquid temporary cash instruments within maturities of three months are considered as cash equivalents. Other current financial assets primarily consist of financial instruments, available-for-sale financial assets and derivative assets used for hedging.

The following table sets forth the summary of our significant current liabilities for the years indicated:

	As of December 31,
	2016		2017		2018
	(In billions of Won)
Trade and other payables	￦	7,142	￦	7,426	￦	7,008
Borrowings		1,820		1,573		1,368

Substantially all of our revenues are denominated in Won. Depreciation of the Won may materially affect the results of our operations because, among other things, it causes an increase in the amount of Won required by us to make interest and principal payments on our foreign currency-denominated debt, the costs of telecommunications equipment that we purchase from overseas sources, net settlement payments to foreign carriers and certain payments related to our derivative instruments entered into for foreign exchange risk hedging purposes. As of December 31, 2018, we entered into various commitments with financial institutions totaling ￦2,945 billion and US$233 million, of which ￦607 billion and US$137 million was used. See Note 20 to the Consolidated Financial Statements. Of the ￦6,648 billion total book value of debentures and borrowings outstanding as of December 31, 2018, ￦2,392 billion was denominated in foreign currencies. See Note 16 to the

Consolidated Financial Statements. Upon the identification and evaluation of our currency risk exposures, we, having considered various circumstances, enter into derivative financial instruments to manage such risks. See “Item 11. Quantitative and Qualitative Disclosures About Market Risk—Exchange Rate Risk and Interest Rate Risk.” We have not had, and do not anticipate that we will have, difficulty gaining access to short-term financing sufficient to meet our current requirements.

Capital Expenditures

We used cash of ￦2,764 billion in 2016, ￦2,442 billion in 2017 and ￦2,261 billion in 2018 for the acquisition of property, plant and equipment and investment property. We currently expect our capital expenditure for the acquisition of property, plant and equipment and investment property in 2019 to increase compared to the ￦2,261 billion incurred in 2018, and remain subject to adjustment depending on market conditions, our results of operations and changes in our build-out plan for our 5G mobile telecommunications network.

Inflation

We do not consider that inflation in Korea has had a material impact on our results of operations in recent years. According to data published by the Bank of Korea, annual inflation in Korea was 1.0% in 2016, 1.9% in 2017 and 1.5% in 2018. See “Item 3. Key Information—Item 3.D. Risk Factors—Korea is our most important market, and our current business and future growth could be materially and adversely affected if economic or political conditions in Korea deteriorate.”

Item 5.C.  Research and Development, Patents and Licenses, Etc.

In order to maintain our leadership in the converging telecommunications business environment and develop additional platforms, services and applications, we engage in research and development (“R&D”) activities in our various business units and also operate the following R&D laboratories:

•	an infrastructure R&D laboratory;

•	a service R&D laboratory; and

•	a convergence R&D laboratory.

As of December 31, 2018, KT Corporation had 4,892 domestic and 1,177 international registered patents.

The MSIT has the authority to recommend to network service providers that they provide funds for national research and development of telecommunications technology and related projects. Including such contributions, total expenditures (which include capitalized expenses) on research and development were ￦215 billion in 2016, ￦435 billion in 2017 and ￦273 billion in 2018.

Item 5.D.  Trend Information

These matters are discussed under Item 5.A. above where relevant.

Item 5.E.  Off-balance Sheet Arrangements

These matters are discussed under Item 5.B. above where relevant.

Item 5.F.  Tabular Disclosure of Contractual Obligations

These matters are discussed under Item 5.B. above where relevant.

Item 5.G.  Safe Harbor

See “Item 3.D. Risk Factors—Forward-looking statements may prove to be inaccurate.”

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

Our current directors are as follows:

Name	Position	Director Since	Date of Birth	Expiration of Term of Office
Standing Directors (1)

Chang-Gyu Hwang	Chief Executive Officer	January 2014	January 23, 1953	2020
Dong-Myun Lee	President, Head of Future Platform Business Group	March 2019	October 15, 1962	2020
In-Hoe Kim	President, Head of Corporate Planning Group	March 2019	June 25, 1964	2020

Outside Directors (1)

Jong-Gu Kim	Corporate lawyer, New Dimension Law Group	March 2014	July 7, 1941	2020
Suk-Gwon Chang	Professor, School of Business, Hanyang University	March 2014	February 21, 1956	2020
Gae-Min Lee	Former Editor-in-Chief, The Korea Economic Daily	March 2017	November 1, 1946	2020
Il Im	Professor, Business Administration, Yonsei University	March 2017	March 20, 1966	2020
Dae-You Kim	Outside Director, DB Life Insurance Co., Ltd.	March 2018	July 21, 1951	2021
Gang-Cheol Lee	Former Auditing Director, Ultra V Co., Ltd.	March 2018	May 6, 1947	2021
Hee-Yol Yu	Chair-Professor, Pusan National University	March 2019	January 12, 1947	2022
Tae-Yoon Sung	Professor, School of Economics, Yonsei University	March 2019	February 13, 1970	2022

(1)	All of our standing and outside directors beneficially own less than one percent of the issued shares of KT Corporation in the aggregate.

Chang-Gyu Hwang has served as our standing director since 2014 and has served as our chief executive officer since January 2014. Previously, he served as a distinguished chair professor at Sungkyunkwan University, president and national chief technology officer of the Office of Strategic Research and Development Planning at the former Ministry of Knowledge and Economy, president and chief technology officer of the Corporate Technology Office at Samsung Electronics Co., Ltd. and president and chief executive officer of the Semiconductor Business at Samsung Electronics Co., Ltd. Mr. Hwang holds a bachelor’s degree and a master’s degree in electrical engineering from Seoul National University and a Ph.D. in electronic and computer engineering from the University of Massachusetts, Amherst.

Dong-Myun Lee has served as our standing director since March 2019 and has served as the head of our Future Platform Business Group since November 2018. Previously, he served as the head of the Institute of Convergence Technology. Mr. Lee holds a bachelor’s degree in electrical engineering from Seoul National University and a master’s degree and a Ph.D. in electrical engineering from the Korea Advanced Institute of Science and Technology.

In-Hoe Kim has served as our standing director since March 2019 and has served as the president and the head of our Corporate Planning Group since November 2018. Previously, he served as the head of the CEO office and the head of Financial Management Office. Mr. Kim holds a bachelor’s degree in international economics from Seoul National University and a master’s degree in business administration from the Korea Advanced Institute of Science and Technology.

Jong-Gu Kim has served as our outside director since March 2014. He is currently a corporate lawyer at the New Dimension Law Group. Previously, he served as the minister of the Ministry of

Justice and as the head of the Seoul Supreme Prosecutors’ Office. Mr. Kim holds both a bachelor’s degree in law from Seoul National University and a Ph.D. in law from Dongguk University.

Suk-Gwon Chang has served as our outside director since March 2014. He is currently a professor of the School of Business at Hanyang University. Previously, he served as the dean of Hanyang Cyber University Graduate School and the president of the Korea Association for Telecommunication Policy and Korea Media Management Association. Mr. Chang holds a bachelor’s degree in industrial engineering from Seoul National University and a Ph.D. in management science from Korea Advanced Institute of Science and Technology.

Gae-Min Lee has served as our outside director since March 2017. Previously, he served as an advisor to the Korea News Editors’ Association Fund, editor-in-chief of The Korea Economic Daily and chief executive officer of Hankyung.com. Mr. Lee holds a bachelor’s degree and a Ph.D. in Economics from Kyung Hee University.

Il Im has served as our outside director since March 2017. He is currently a professor of business administration at Yonsei University. Previously, he served as a vice headmaster of the Yonsei Graduate School of Business and a vice chairman of the Korean Academic Society of Business Administration. Mr. Im holds a bachelor’s degree and a master’s degree in business administration from Seoul National University and a Ph.D. in information systems from the University of Southern California.

Dae-You Kim has served as our outside director since March 2018. He is currently an outside director of DB Life Insurance Co., Ltd. Previously, he served as the vice chairman of Wonik Investment Partners and a professor of Hanyang University. He also previously served as a presidential secretary for economic policies to the President of Korea. Mr. Kim holds a bachelor’s degree in export studies at Seoul National University and a masters’ degree in public policy from the University of Wisconsin.

Gang-Cheol Lee has served as our outside director since March 2018. He served as an auditing director of Ultra V Co., Ltd. Previously, he served as a presidential secretary of civil society policies to the President of Korea. Mr. Lee holds a bachelor’s degree in political science and diplomacy from Kyungpook National University.

Hee-Yol Yu has served as our outside director since March 2019. He is currently a chief-professor at Pusan National University and a board chairperson of the Korea Carbon Capture and Sequestration R&D Center. Previously, he served as vice minister of the Ministry of Science & Technology. Mr. Yu holds a bachelor’s degree in liberal arts and sciences from Seoul National University and a master’s degree in public administration from Seoul National University. He also holds a master of philosophy degree in technology innovation of the science policy research unit from Sussex University and a Ph.D in politics and science and technology policy making from Korea University.

Tae-Yoon Sung has served as our outside director since March 2019. He is currently a professor of economics at Yonsei University, a dean of the Yonsei Underwood International College and an editorial board member of the Korean Economic Review at Korean Economic Association. Mr. Sung holds a bachelor’s degree and a master’s degree in economics from Yonsei University and a Ph.D. in economics from Harvard University.

For the purposes of the Korean Commercial Code, our chief executive officer is deemed to be the “representative director” who is authorized to perform all judicial and extra-judicial acts relating to our business. Our shareholders elect the chief executive officer in accordance with the provisions of the Commercial Code and our articles of incorporation. In March 2018, we amended our articles of incorporation in efforts to add more rigor and transparency to the process of selecting our chief executive officer. Our Corporate Governance Committee conducts investigation and composition of a pool of candidates and selects chief executive officer candidates whose candidacy will be further examined. Subsequently, the President Candidate Examination Committee examines and selects chief executive officer candidates and submits an examination report of such candidates to our board of directors. A chief executive officer candidate recommended by our board of directors is nominated at the shareholders’ meeting.

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

Senior Management

In addition to our standing directors who are also our executive officers, we have the following executive officers as of March 31, 2019:

Name	Title and Responsibilities	Year of birth
Hyeon-Mo Ku	President, Customer & Media Business Group	1964
Seong-Mok Oh	President, Network Group	1960
Sang-Bong Nam	Senior Executive Vice President, Ethics Office	1963
Byung-Sam Park	Senior Executive Vice President, Legal Affairs Office	1966
Yoon-Young Park	Senior Executive Vice President, Enterprise Business Group	1962
Jong-Ook Park	Senior Executive Vice President, Strategy & Planning Office	1962
Soo-Jung Shin	Senior Executive Vice President, IT Planning Office	1965
Jong-Jin Yoon	Senior Executive Vice President, Public Relations Office	1964
Pill-Jai Lee	Senior Executive Vice President, Marketing Group	1961
Hong-Beom Jeon	Senior Executive Vice President, Institute of Convergence Technology	1962
Young-Myoung Kim	Executive Vice President, Energy Platform Business Unit	1961
Young-Sik Kim	Executive Vice President, Intelligent Network Service Unit	1961
Weon-Kyung Kim	Executive Vice President, GiGA Service Business Unit	1963
June-Keun Kim	Executive Vice President, Safety and Security Platform Business Unit	1966
Hee-Su Kim	Executive Vice President, KT Institute of Economics & Business Research	1962
Kyeong-Weon Park	Executive Vice President, Daegu Sales Headquarters	1963
Dae-Su Park	Executive Vice President, Business Relations Group	1963
Sang-Hoon Park	Executive Vice President, Gangbuk Network O&M Headquarters	1962
Chang-Seok Seo	Executive Vice President, Network Strategy Unit	1967
Kyung-Min Song	Executive Vice President, CEO Office	1963
Jae-Ho Song	Executive Vice President, Media Platform Business Unit	1966
Hyun-Yok Sheen	Executive Vice President, Corporate Management Group	1968
Sang-Keun Ahn	Executive Vice President, Southern Seoul Sales Headquarters	1962
Kyung-Keun Yoon	Executive Vice President, Financial Management Office	1963
Hye-Jeong Yun	Executive Vice President, Big Data Business Support Unit	1966
Seung-Yong Lee	Executive Vice President, Communication Business Relations Office	1964
Hyeon-Seuk Lee	Executive Vice President, Device Business Unit	1966
Sang-Kwi Chang	Executive Vice President, Legal Affairs Department 1	1968
Yoon-Sik Jeong	Executive Vice President, Enterprise Customer Business Unit	1964
Young-Min Choi	Executive Vice President, KT Group HR Development Academy	1961

In-Sik Kang	Senior Vice President, Media Contents Department	1960
Kyoung-Woo Ko	Senior Vice President, Busan Network O&M Headquarters	1963
Yoon-Jeon Koh	Senior Vice President, External Training	1967
Choong-Rim Ko	Senior Vice President, Strategic Channel Business Unit	1967
Ki-Yeon Kwak	Senior Vice President, External Training	1971
Kwang-Dong Kim	Senior Vice President, Future Convergence Policy Department	1970
Man-Sik Kim	Senior Vice President, Communications Policy Department 1	1967
Byung-Kyun Kim	Senior Vice President, Device Development Department	1968
Bong-Gyun Kim	Senior Vice President, Biz Customer Business Unit	1972
Bong-Ki Kim	Senior Vice President, Security Design Task Force	1968
Sung-In Kim	Senior Vice President, Global Sales Unit	1969
Young-Woo Kim	Senior Vice President, Global Business Development Unit	1967
Young-In Kim	Senior Vice President, Network Strategy Department	1968
Young-Jin Kim	Senior Vice President, CEO Office Department 1	1967
Young-Ho Kim	Senior Vice President, Northern Seoul Sales Headquarters	1966
Yi-Han Kim	Senior Vice President, Enterprise Business Performing Unit	1966
Jae-Kyung Kim	Senior Vice President, Corporate Strategy Research Department	1971
Jin-Koog Kim	Senior Vice President, Group Relations Unit	1965
Jin-Han Kim	Senior Vice President, AI Tech Center	1963
Chae-Hee Kim	Senior Vice President, AI Business Unit	1974
Cheol-Kee Kim	Senior Vice President, Future Business Relations Office	1970
Tae-Gyun Kim	Senior Vice President, Honam Network O&M Headquarters	1971
Hyeon-Soo Kim	Senior Vice President, External Training	1966
Hye-Joo Kim	Senior Vice President, Big Data Business Planning Department	1970
Hoon-Bae Kim	Senior Vice President, New Media Business Center	1963
Pyeong Ryu	Senior Vice President, Small & Medium Business Customer Department	1966
Sung-Uk Moon	Senior Vice President, New Renewable Energy Business Department	1972
Young-Il Moon	Senior Vice President, Data & Information Security Unit	1966
Hye-Byung Min	Senior Vice President, Corporate Planning Department	1969
Yong-Man Park	Senior Vice President, Jeonbuk Sales Headquarters	1965
Jeong-Jun Park	Senior Vice President, Enterprise Customer Department 1	1967
Jong-Ryeol Park	Senior Vice President, SCM Strategy Office	1963
Joon-Hyun Park	Senior Vice President, Business Portfolio Department	1971
Hyun-Jin Park	Senior Vice President, 5G Service Business Unit	1968
Hyo-Il Park	Senior Vice President, CEO Office	1970
Gyu-Tae Baek	Senior Vice President, Service Laboratory	1959
Kyung-Cheol Seo	Senior Vice President, Chungbuk Sales Headquarters	1967
Young-Soo Seo	Senior Vice President, Chungcheong Network O&M Headquarters	1968
Yeong-Il Seo	Senior Vice President, Blockchain Biz Center	1969
So-Hee Shin	Senior Vice President, Global Sales Department 1	1968
Chang-Yong Ahn	Senior Vice President, Gangnam Network O&M Headquarters	1966
Chi-Yong Ahn	Senior Vice President, Sales Operating Business Unit	1966
Yul-Mo Yang	Senior Vice President, Media Public Relations Department 2	1967
Jin-Ho Yang	Senior Vice President, Legal Affairs Department 2	1973
Gi-Seob Oh	Senior Vice President, Jeonnam Sales Headquarters	1962
Byung-Ki Oh	Senior Vice President, Global Sales Department 2	1964
Hun-Yong Oh	Senior Vice President, Platform IT Service Unit	1966
Kyung-Hwa Ok	Senior Vice President, S/W Development Unit	1968
Heung-Jae Won	Senior Vice President, Customer Strategy Unit	1967
Yong-Kyu Yoo	Senior Vice President, Future Business Strategy Unit	1971
Chang-Kyu Yoo	Senior Vice President, Gangwon Sales Headquarters	1966
Kang-Soo Lee	Senior Vice President, Infra Service Unit	1967
Mi-Hyang Lee	Senior Vice President, Biz Incubation Center	1965
Mi-Hee Lee	Senior Vice President, IT Service Innovation Department	1970
Sun-Woo Lee	Senior Vice President, Infra Laboratory	1966
Sun-Joo Lee	Senior Vice President, Sustainability Management Unit	1969
Sung-Man Lee	Senior Vice President, IT Strategy & Planning Department	1965
Su-Kil Lee	Senior Vice President, Network Research Technology Support Unit	1968
Yong-Gyoo Lee	Senior Vice President, 5G Platform Development Unit	1965
Won-Joon Lee	Senior Vice President, Human Resources Office	1967
Jin-Woo Lee	Senior Vice President, Enterprise Service Unit	1966
Chang-Geun Lee	Senior Vice President, Public Customer Business Unit	1967

Chang-Ho Yi	Senior Vice President, Transformation Unit	1972
Han-Sup Lee	Senior Vice President, Global Consulting/Service Delivery Unit	1966
Jong-Taek Lim	Senior Vice President, Management Support Office	1964
Min Jang	Senior Vice President, CEO Office Department 2	1968
Dae-Jin Jang	Senior Vice President, Group Contents Strategy Department	1971
Jung-Soo Jung	Senior Vice President, Busan Sales Headquarters	1966
Chang-Hwan Cho	Senior Vice President, Tax Department	1962
Jung-Yong Ji	Senior Vice President, Network O&M Unit	1968
Keun-Ha Chin	Senior Vice President, Ethics Department 1	1968
Kang-Rim Choi	Senior Vice President, Connected Car Biz Center	1974
Chan-Ki Choi	Senior Vice President, Chungnam Sales Headquarters	1966
Ho-Chang Choi	Senior Vice President, Group Communication Department	1971
Sang-Hyun Han	Senior Vice President, Enterprise Business Consulting Unit	1963
Ja-Kyung Hahn	Senior Vice President, Energy Intelligence Task Force	1971
Yong-Sun Hae	Senior Vice President, Western Seoul Sales Headquarters	1963
Suk-Zoon Huh	Senior Vice President, Marketing Strategy Department	1967
Gyung-Pyo Hong	Senior Vice President, Convergence Laboratory	1962

Item 6.B.  Compensation

Compensation of Directors and Executive Officers

In 2018, the aggregate compensation paid and accrued to all directors and executive officers was approximately Won 37.2 billion and the aggregate amount set aside or accrued by us to provide pension and retirement benefits to such persons was Won 4.4 billion.

The compensation of our five most compensated directors and executive officers who received total annual compensation exceeding ￦500 million in 2018 was as follows:

Name	Position	Total Compensation in 2018	Composition of Total Compensation
(In millions of Won)
Chang-Gyu Hwang	Chief Executive Officer	￦1,449	￦573 (salary); ￦868 (bonus); ￦9 (benefits)
Hyun Mo Ku	President	￦709	￦375 (salary); ￦317 (bonus); ￦17 (benefits)
Heon Moon Lim*	President	￦680	￦9 (salary); ￦312 (bonus); ￦2 (benefits) ￦357 (retirement allowance)
Seong-Mok Oh	President	￦658	￦363 (salary); ￦286 (bonus); ￦9 (benefits)
Kyoung Lim Yun**	Senior Executive Vice President	￦738	￦311 (salary); ￦417 (bonus); ￦11 (benefits)

*	Heon Moon Lim left the company on January 10, 2018.

**	Kyoung Lim Yun left the company on March 18, 2019.

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

Item 6.C.  Board Practices

As of April 1, 2019, none of our standing or outside directors maintained directors’ service contracts with us or with any of our subsidiaries providing for benefits upon termination of employment.

Corporate Governance Committee

The Corporate Governance Committee is comprised of four outside directors and one standing director, Dae-You Kim, Jong-Gu Kim, Suk-Gwon Chang, Gang-Cheol Lee and In-Hoe Kim. The chairperson is Dae-You Kim. The committee is responsible for the review of matters with respect to our Corporate Governance Guidelines and our performance under such guidelines to monitor effectiveness of our corporate governance. The committee is also responsible for authorization of investigation and composition of a pool of internal and external chief executive officer candidates and selection of the chief executive officer candidates, who shall be further examined by the President Candidate Examination Committee, pursuant to the examination criteria determined by our board of directors. The committee members are elected by the board after the annual meeting, and the term of the committee members is one year.

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

Evaluation and Compensation Committee

The Evaluation and Compensation Committee is currently comprised of four outside directors, Gae-Min Lee, Gang-Cheol Lee, Hee-Yol Yu, and Tae-Yoon Sung. The chairperson is Gae-Min Lee. The committee’s duties include prior review of the chief executive officer’s management goals, terms and conditions proposed for inclusion in the management contract of the chief executive officer, including, but not limited to, determining whether the chief executive officer has achieved the management goals, and the determination of compensation for the chief executive officer and the standing directors. The committee members are elected by the board after the closing of the annual meeting, and the term of the committee members is one year.

Management Committee

The Management Committee is currently comprised of Chang-Gyu Hwang, Dong-Myun Lee and In-Hoe Kim. The chairperson is Chang-Gyu Hwang. The committee’s duties include the authorization of establishment and management of branch offices, the disposal and sale of stocks of our subsidiaries, which have a market value between ￦15 billion and ￦30 billion, provided that no change of control with respect to such subsidiary occurs as a result of such disposal or sale for stocks with market value of ￦10 billion or more, making investments and providing guarantees between ￦15 billion to ￦30 billion, the acquisition and disposal of real estate having market value between ￦15 billion to ￦30 billion, and the issuance of certain debt securities.

Related-Party Transactions Committee

The Related-Party Transactions Committee is currently comprised of four outside directors, Il Im, Gae-Min Lee, Hee-Yol Yu and Tae-Yoon Sung. The chairperson is Il Im. This committee’s duties include reviews of transactions between KT Corporation and its subsidiaries and ensures compliance with applicable antitrust laws. The committee members are elected by the board after the annual meeting, and the term of the committee members is one year.

Sustainability Management Committee

The Sustainability Management Committee is currently comprised of four outside directors and one standing director, Gang-Cheol Lee, Gae-Min Lee, Hee-Yol Yu, Tae-Yoon Sung and Dong-Myun Lee. The chairperson is Gang-Cheol Lee. The committee’s duties include reviews of sustainable management plans, the authorization of establishment of medium- and long-term sustainable management strategies, sustainable management results, regular reporting and risk management of sustainable management activities and charitable contributions between ￦100 million to ￦1 billion. The committee members are elected by the board after the annual meeting, and the term of the committee members is one year.

Audit Committee

Under the Commercial Code of Korea and our articles of incorporation, we are required to establish an audit committee comprised of three or more outside directors and at least two-thirds of the Audit Committee members are required to be outside directors. Audit Committee members must also meet the applicable independence criteria set forth under the rules and regulations of the Sarbanes-Oxley Act of 2002. The committee is currently comprised of Suk-Gwon Chang, Jong-Gu Kim, Dae-You Kim and Il Lim. The chairperson and the financial expert is Suk-Gwon Chang. Members of the committee are elected by our shareholders at the shareholders’ meeting. Our internal and external auditors report directly to the committee.

The duties of the committee include:

•	appointing independent auditors;

•	approving the appointment and recommending the dismissal of the internal auditor;

•	evaluating performance of independent auditors;

•	approving services to be provided by the independent auditors;

•	reviewing annual financial statements;

•	reviewing audit results and reports;

•	reviewing and evaluating our system of internal controls and policies;

•	examining improprieties or suspected improprieties; and

•	on a quarterly basis, reviewing reports on internal controls for legal compliance, including with respect to cybersecurity laws.

In addition, regarding the shareholders’ meeting, the committee may examine the agenda, financial statement and other reports to be submitted by the board of directors at each shareholders’ meeting.

Item 6.D.  Employees

On a non-consolidated basis, we had 23,835 employees as of December 31, 2018, compared to 23,925 employees as of December 31, 2017 and 23,670 employees as of December 31, 2016.

Labor Relations

We consider our current relations with our work force to be good. However, in the past, we have experienced opposition from our labor union for our strategy of restructuring to improve our efficiency and profitability by disposing of non-core businesses and reducing our employee base.

As of December 31, 2018, about 77.6% of the employees of KT Corporation were members of the KT Trade Union. On behalf of its members, the union negotiates a collective bargaining agreement with us every two years, and our current collective bargaining agreement expires on October 9, 2019. The current collective bargaining agreement provides that even in the event of a strike, the minimum number of employees necessary to operate the telecommunications business must continue to work.

The union also negotiates its members’ wages with us every year. Under the Act of the Promotion of Worker’s Participation and Cooperation, our Employee-Employer Cooperation Committees, which are composed of representatives of management and labor for each business unit and regional office, meet quarterly to discuss employee grievances, working conditions and potential employee-initiated improvements in service or management.

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

Employee Stock Ownership and Benefits

We have an employee stock ownership association, which may purchase on behalf of its members up to 20.0% of any of our shares offered publicly in Korea. The employee stock ownership association owned 0.5% of our issued shares as of December 31, 2018.

In accordance with the National Pension Act of Korea, we contribute an amount equal to 4.5% of an employee’s standard monthly wages, and each employee contributes 4.5% of his or her standard monthly wages, into his or her personal pension account. Our employees, including executive officers as well as non-executive employees, are subject to a pension insurance system, under which we make monthly contributions to the pension accounts of the employees, and upon retirement, such employees are paid the pension amount due from their pension accounts. Prior to April 2011, our executive and non-executive employees were subject to a lump-sum severance payment system, under which they were entitled to receive a lump-sum severance payment upon termination of their employment, based on their length of service and salary level at the time of termination. Starting in April 2011, in accordance with the Korean Employee Retirement Income Security Act, we replaced such lump-sum severance payment system with our current pension insurance system in the form of a defined benefit plan, and also introduced a defined contribution plan in December 2012, with a total combined unfunded portion of approximately ￦1,691 billion as of December 31, 2018. Lump-sum severance amounts previously accrued prior to our adoption of the current pension insurance system continue to remain payable. We also provide a wide range of fringe benefits to our employees, including housing, housing loans, company-provided hospitals and schools, a company-sponsored pension program, an employee welfare fund, industrial disaster insurance, cultural and athletic facilities, physical education grants, meal allowances, medical examinations and training and resort centers. See “Item 5. Operating and Financial Review and Prospects—Item 5.A. Operating Results.”

Employee Training

The objective of our training program is to develop information technology specialists who are able to create value for our customers. In order to develop skills of our employees, we require 83 hours of training per year from most of our employees, using individually-tailored curriculums based on individual assessments. We also operate a Cyber Academy to provide online classes to our employees, as well as offer various foreign language classes to our employees. In addition, we provide tuition and living expense reimbursements to our high potential employees who pursue graduate programs in Korea and abroad, as well as provide financial assistance to those who pursue work-related professional licenses or participate in after-work study programs.

Item 6.E.  Share Ownership

Ordinary Shares

The persons who currently serve as our directors or executive officers held, as a group, 185,168 ordinary shares as of March 31, 2019, the most recent date for which this information is available. The table below shows the ownership of our ordinary shares by our directors and executive officers:

Shareholders	Number of Ordinary Shares Owned
Chang-Gyu Hwang	39,074
Seong-Mok Oh	14,978
Hyeon-Mo Ku	10,507
Dong-Myun Lee	5,012
Hong-Beom Jeon	4,980
Chang-Seok Seo	4,700
Pill-Jai Lee	4,442
In-Hoe Kim	4,386
Jae-Ho Song	4,110
Sang-Keun Ahn	3,779
Weon-Kyung Kim	3,721
Dae-Su Park	3,666
Jong-Ook Park	3,436
Yoon-Sik Jeong	3,134
Young-Ho Kim	3,106
Young-Myoung Kim	3,105

Yoon-Young Park	3,088
Kyeong-Weon Park	2,757
Jong-Jin Yoon	2,756
Seung-Yong Lee	2,685
Young-Sik Kim	2,521
Soo-Jung Shin	2,482
Hyeon-Seuk Lee	2,482
Sang-Bong Nam	2,472
Hye-Jeong Yun	2,362
Gyung-Pyo Hong	2,355
Hee-Su Kim	2,324
Sun-Woo Lee	2,259
June-Keun Kim	2,099
Hyun-Yok Sheen	2,099
Sang-Kwi Chang	2,093
Byung-Sam Park	2,006
In-Sik Kang	1,977
Kyung-Keun Yoon	1,710
Young-Min Choi	1,710
Jong-Gu Kim	1,694
Suk-Gwon Chang	1,694
Sang-Hoon Park	1,640
Mi-Hyang Lee	1,440
Han-Sup Lee	1,111
Hoon-Bae Kim	1,008
So-Hee Shin	1,002
Man-Sik Kim	998
Gyu-Tae Baek	988
Kang-Soo Lee	988
Chang-Geun Lee	988
Sang-Hyun Han	988
Heung-Jae Won	858
Kyung-Min Song	787
Bong-Gyun Kim	787
Jong-Ryeol Park	787
Dae-Jin Jang	748
Chang-Hwan Cho	722
Yeong-Il Seo	690
Kwang-Dong Kim	655
Gae-Min Lee	399
Il Im	399
Kyoung-Woo Ko	361
Yi-Han Kim	270
Choong-Rim Ko	262
Byung-Ki Oh	259
Young-Soo Seo	246
Chang-Yong Ahn	244
Chan-Ki Choi	239
Mi-Hee Lee	166
Yong-Gyoo Lee	162
Jung-Soo Jung	106
Jae-Kyung Kim	100
Jung-Yong Ji	98
Hyo-Il Park	61
Chang-Ho Yi	51
Suk-Zoon Huh	51
Young-Woo Kim	46
Pyeong Ryu	46
Sung-Man Lee	46
Ja-Kyung Hahn	46
Byung-Kyun Kim	36
Young-In Kim	36

Jin-Koog Kim	36
Chae-Hee Kim	36
Sung-Uk Moon	36
Yong-Man Park	36
Jeong-Jun Park	36
Kyung-Cheol Seo	36
Yong-Kyu Yoo	36
Chang-Kyu Yoo	36
Su-Kil Lee	36
Min Jang	36
Keun-Ha Chin	36
Kang-Rim Choi	36
Won-Joon Lee	25
Young-Jin Kim	14
Sun-Joo Lee	10
Yong-Sun Hae	10
Hyun-Jin Park	1

Total	185,168

Stock Options

We have not granted any stock options to our current directors and executive officers.

Item 7.  Major Shareholders and Related Party Transactions

Item 7.A.  Major Shareholders

The following table sets forth certain information relating to the shareholders of our ordinary shares as of December 31, 2018:

Shareholders	Number of Shares	Percent of Total Shares Issued
National Pension Corporation	31,823,426	12.19%
NTT DoCoMo, Inc.	14,257,813	5.46%
Silchester International Investors LLP	11,687,193	4.48%
Employee stock ownership association	1,188,070	0.46%
Directors as a group	77,603	0.03%
Public	186,110,663	71.28%
KT Corporation (held in the form of treasury stock)	15,967,040	6.12%

Total issued shares	261,111,808	100.00%

Item 7.B.  Related Party Transactions

We have engaged in various transactions with our subsidiaries and affiliated companies. See Note 35 to the Consolidated Financial Statements. We have not issued any guarantees in favor of our consolidated subsidiaries.

Item 7.C.  Interests of Experts and Counsel

Not applicable.

Item 8.  Financial Information

Item 8.A.  Consolidated Statements and Other Financial Information

See “Item 18. Financial Statements” and pages F-1 through F-112.

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

In August 2014, the KCC imposed a fine of approximately ￦58 billion on SK Telecom, LG U+ and us (our fine being approximately ￦11 billion) for providing excessive subsidies to new subscribers. In December 2014, the KCC further imposed a fine of approximately ￦8 billion on each of SK Telecom, LG U+ and us for providing excessive handset subsidies. In March 2015, the KCC also imposed a combined fine of approximately ￦34 billion on SK Telecom, LG U+ and us (our fine being approximately ￦9 billion) for violation of regulations relating to handset sales, in connection with a used handset buyback program that we and the other telecommunications operators were promoting. On February 23, 2018, the KCC imposed a combined fine of approximately ￦50.6 billion on SK Telecom, LG U+ and us (our fine being approximately ￦12.5 billion) for violation of regulations relating to handset sales in case of wholesale, online sale, etc.

In 2009, we entered into a contract with Enspert, Co., Ltd.(“Enspert”), a consumer electronics manufacturer, to purchase approximately 200,000 tablet PCs. Due to defects with the tablet PCs, we cancelled our contract and the outstanding order for approximately 170,000 tablet PCs, for which we would have paid approximately ￦51 billion. In June 2014, the Korea Fair Trade Commission imposed a fine of approximately ￦2 billion on us, finding that we cancelled our contract with Enspert without cause. We appealed such decision but the decision was confirmed by the Seoul High Court and the Supreme Court in May 2016 and September 2016, respectively. In April 2017, Enspert filed a lawsuit against us at the Seoul Central Court, alleging damages of approximately ￦94 billion caused by our cancellation of the contract between Enspert and us for the tablet PCs and specifying a claim amount of ￦47 billion. The case is currently pending at the Seoul Central Court, and we intend to vigorously defend against such lawsuit.

In April 2019, the Korea Fair Trade Commission determined that we, LG U+, SK Broadband and Sejong Telecom colluded in numerous biddings held by public institutions, including the Public Procurement Service and the Korea Racing Authority, between April 2015 to June 2017 for the engagement of telecommunications companies to provide dedicated fixed-line services, in violation of the Monopoly Regulation and Fair Trade Act, and issued an order to cease and desist, imposed a fine of ￦5.7 billion on us and filed a criminal complaint against us. These public institutions may also restrict us from bidding on their projects in the future.

For a description of our additional legal proceedings, see “Item 3. Key Information—Item 3.D. Risk Factors—The legal cases against Mr. Suk-chae Lee, a former chief executive officer, and other former executive officers or directors—and related adverse publicity—could have a material adverse effect on our business, reputation and stock price” and “Item 3. Key Information—Item 3.D. Risk

Factors—Our charitable or political donations, employment of certain individuals and engagement of an advertising agency connected to a scandal involving Ms. Soon-sil Choi, a confidante of former President Geun-hye Park, and other incidents and allegations could have a material adverse effect on our business, reputation and stock price.”

As of December 31, 2018, we have established provisions relating to litigation proceedings of ￦59 billion. See Note 17 to the Consolidated Financial Statements. While we are unable to predict the ultimate disposition of these claims, in the opinion of our management, the ultimate disposition of these claims will not have a material adverse effect on our business, financial condition and results of operations.

Dividends

The table below sets out the annual dividends declared on the outstanding ordinary shares to shareholders of record on December 31 of the years indicated and the interim dividends declared on the outstanding ordinary shares to shareholders of record on June 30 of the years indicated:

Year	Annual Dividend per Ordinary Share	Interim Dividend per Ordinary Share	Average Total Dividend per Ordinary Share
	(In Won)	(In Won)	(In Won)
2014	￦ 0	—	￦ 0
2015	500	—	500
2016	800	—	800
2017	1,000	—	1,000
2018	1,100	—	1,100

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

Item 9.  The Offer and Listing

Item 9.A.  Offer and Listing Details

Market Price Information

Ordinary Shares

Our shares were listed on the KRX KOSPI Market on December 23, 1998 under the securities identification code “030200.”

ADSs

The outstanding ADSs, each of which represents one-half of one share of our ordinary share, have been traded on the New York Stock Exchange under the ticker symbol “KT” since May 25, 1999.

Item 9.B.  Plan of Distribution

Not applicable.

Item 9.C.  Markets

Please refer to “Item 9.A. Offering and Listing Details.”

Item 9.D.  Selling Shareholders

Not applicable.

Item 9.E.  Dilution

Not applicable.

Item 9.F.  Expenses of the Issuer

Not applicable.

Item 10.  Additional Information

Item 10.A.  Share Capital

Currently, our authorized share capital is 1,000,000,000 shares, which consists of ordinary shares, par value ￦5,000 per share (“Ordinary Shares”) and shares of non-voting preferred stock, par value ￦5,000 per share (“Non-Voting Shares”). Ordinary Shares and Non-Voting Shares together are referred to as “Shares.” Under our articles of incorporation, we are authorized to issue Non-Voting Shares up to one-fourth of our total issued share capital. As of December 31, 2018, 261,111,808 Ordinary Shares were issued, of which 15,967,040 shares were held by the treasury stock fund or us as treasury shares. We have never issued any Non-Voting Shares. All of the issued Ordinary Shares are fully-paid and non-assessable and are in registered form. We issue share certificates in denominations of 1, 5, 10, 50, 100, 500, 1,000 and 10,000 shares.

Item 10.B.  Memorandum and Articles of Association

Under Article 2 of our articles of incorporation, the primary purpose of KT Corporation is to engage in, including but not limited to, the integrated telecommunications business, the new media and internet multimedia broadcasting business, the development and sale of media contents and software, the sale of telecommunications devices, the testing and inspection of telecommunications equipment and the telemarketing business. This section provides information relating to our share capital, including brief summaries of material provisions of our articles of incorporation, the FSCMA, the Commercial Code and related laws of Korea, all as currently in effect. The following summaries are subject to, and are qualified in their entirety by reference to, our articles of incorporation and the applicable provisions of the FSCMA and the Commercial Code. We have filed a copy of our articles of incorporation as an exhibit to registration statements under the Securities Act or annual reports under the Securities Exchange Act previously filed by us.

Directors

A director is prohibited from voting on a proposal, arrangement or contract in which the director has an interest. Director compensation is determined based on the standards and methods of compensation as determined by the board of directors and reviewed by the Compensation Committee, which consists of four independent directors, and approved by the board of directors in accordance with our articles of incorporation. See “Item 6.B. Compensation—Compensation of Directors.” Directors appointed at the general shareholders meeting may not be beneficiaries nor participants of the employee welfare fund, which includes borrowings. There is no explicit age limit relating to a director’s retirement or non-retirement, and there is no number of shares required for purposes of determining a director’s qualifications.

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

Members of our employee stock ownership association, whether or not they are our shareholders, generally have a preemptive right to subscribe for up to 20.0% of the Shares publicly offered pursuant to the FSCMA. This right is exercisable only to the extent that the total number of Shares so acquired and held by members of our employee stock ownership association does not then exceed 20.0% of the total number of Shares then issued (including in such total both: (i) all issued and outstanding Shares at the time the preemptive rights are exercised; and (ii) all Shares to be newly issued in the applicable share issuance transaction in connection with which such preemptive rights are exercised). As of December 31, 2018, 0.5% of the issued Shares were held by members of our employee stock ownership association.

Limitations on Shareholding

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

Register of Shareholders and Record Dates

Our transfer agent, Kookmin Bank, maintains the register of our shareholders at its office in Seoul, Korea. Our transfer agent currently effects transfers of Shares on the register of shareholders upon the presentation of the Share certificates and will, starting from September 16, 2019, effect transfers of Shares on the register of shareholders only upon the electronic registration of such transfers pursuant to the Act on Electronic Registration of Stocks, Bonds, Etc. of Korea (the “Electronic Registration Act”).

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

Transfer of Shares

Under the Commercial Code, the transfer of Shares is currently effected by the delivery of share certificates and will, starting from September 16, 2019, only be effected by the electronic registration of such transfers pursuant to the Electronic Registration Act, under which the electronic registration of stocks, bonds and transfers thereof will be required. To assert shareholders’ rights against us, the transferee must have his name and address registered on our register of shareholders. For this purpose, a shareholder is required to file his name, address and seal with our transfer agent. A non-Korean shareholder may file a specimen signature in place of a seal, unless he is a citizen of a country with a sealing system similar to that of Korea. In addition, a non-resident shareholder must appoint an agent authorized to receive notices on his behalf in Korea and file a mailing address in Korea. The above requirements do not apply to the holders of ADSs.

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

As of December 31, 2018, there were 15,967,040 treasury shares including shares held by our treasury stock fund.

Liquidation Rights

In the event of our liquidation, after payment of all debts, liquidation expenses and taxes, our remaining assets will be distributed among shareholders in proportion to their shareholdings. Holders of Non-Voting Shares have no preference in liquidation.

Item 10.C.  Material Contracts

None.

Item 10.D.  Exchange Controls

General

The Foreign Exchange Transaction Act and the Presidential Decree and regulations under that Act and Decree (collectively the “Foreign Exchange Transaction Laws”) regulate investment in Korean securities by non-residents and issuance of securities outside Korea by Korean companies. Under the Foreign Exchange Transaction Laws, non-residents may invest in Korean securities only in compliance with the provisions of, and to the extent specifically allowed by, these laws or otherwise permitted by the MOEF. The Financial Services Commission has also adopted, pursuant to its authority under the FSCMA, regulations that control investment by foreigners in Korean securities and regulate the issuance of securities outside Korea by Korean companies.

Under the Foreign Exchange Transaction Laws, if the Government deems that certain emergency circumstances, including, but not limited to, the outbreak of natural calamities, wars or grave and sudden changes in domestic or foreign economies, are likely to occur, the MOEF may temporarily suspend the transactions where Foreign Exchange Transaction Laws are applicable, or impose an obligation to deposit or sell capital to certain Korean governmental agencies or financial institutions. In addition, if the Government deems that it is confronted or is likely to be confronted with serious difficulty in movement of capital between Korea and abroad which will bring serious obstacles in carrying out its currency policies, exchange rate policies and other macroeconomic policies, the MOEF may take measures to require any person who performs transactions to deposit such capital to certain Korean governmental agencies or financial institutions.

Government Review of Issuance of ADSs

In order for us to issue shares represented by ADSs, we are required to file a prior report of the issuance with the MOEF if our securities and borrowings denominated in foreign currencies issued during the one-year period preceding such filing date exceed US$30 million in aggregate. No further Korean governmental approval is necessary for the initial offering and issuance of the ADSs.

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

United States Federal Income Taxation

The following discussion describes the material United States federal income tax consequences of the ownership of our ADSs and ordinary shares as of the date hereof. This discussion deals only with ADSs and ordinary shares that are held as capital assets by a U.S. Holder (as defined below). In addition, the discussion set forth below is applicable only to U.S. Holders (i) who are residents of the United States for purposes of the current Treaty, (ii) whose ADSs or ordinary shares are not, for purposes of the Treaty, effectively connected with a permanent establishment in Korea and (iii) who otherwise qualify for the full benefits of the Treaty.

For purposes of this summary, a “U.S. Holder” is a beneficial owner of our ADSs or ordinary shares that is:

•	a citizen or resident of the United States;

•	a United States domestic corporation; or

•	otherwise is subject to United States federal income taxation on a net income basis in respect of such ADSs or ordinary shares.

This discussion is based upon provisions of the Internal Revenue Code of 1986, as amended (the “Code”), and regulations, rulings and judicial decisions thereunder as of the date hereof, as well as the Treaty (as defined above).Those authorities may be changed, perhaps retroactively, so as to result in United States federal income tax consequences different from those summarized below. In addition, this discussion is based, in part, upon representations made by the depositary to us and assumes that the deposit agreement, and all other related agreements, will be performed in accordance with their terms.

This discussion does not represent a detailed description of the United States federal income tax consequences applicable to you if you are subject to special treatment under the United States federal income tax laws, including if you are:

•	a dealer in securities or currencies;

•	a financial institution;

•	a regulated investment company;

•	a real estate investment trust;

•	an insurance company;

•	a tax-exempt organization;

•	a person holding our ADSs or ordinary shares as part of a hedging, integrated or conversion transaction, a constructive sale or a straddle;

•	a trader in securities that has elected the mark-to-market method of accounting for your securities;

•	a person liable for alternative minimum tax;

•	a person who owns or is deemed to own 10% or more of our stock (by vote or value);

•	a partnership or other pass-through entity for United States federal income tax purposes; or

•	a person whose “functional currency” is not the United States dollar.

If a partnership (or other entity treated as a partnership for United States federal income tax purposes) holds our ADSs or ordinary shares, the tax treatment of a partner will generally depend upon the status of the partner and the activities of the partnership. If you are a partner of a partnership holding our ADSs or ordinary shares, you should consult your tax advisors.

This discussion does not contain a detailed description of all the United States federal income tax consequences to you in light of your particular circumstances and does not address the Medicare contribution tax on net investment income or the effects of any state, local or non-United States tax laws. If you are considering the purchase of our ADSs or ordinary shares, you should consult your own tax advisors concerning the particular United States federal income tax consequences to you of the purchase, ownership and disposition of our ADSs or ordinary shares, as well as the consequences to you arising under other United States federal tax laws and the laws of any other taxing jurisdiction.

ADSs

If you hold ADSs, for United States federal income tax purposes, you generally will be treated as the owner of the underlying ordinary shares that are represented by such ADSs. Accordingly, deposits or withdrawals of ordinary shares for ADSs will not be subject to United States federal income tax. For the remainder of this discussion, references to “ordinary shares” should be interpreted to include ADSs, unless otherwise specified.

Taxation of Dividends

The gross amount of distributions of cash or property with respect to the ordinary shares (including any amounts withheld to reflect Korean withholding taxes) will be taxable as dividends to the extent paid out of our current or accumulated earnings and profits, as determined under United States federal income tax principles. Because we do not expect to determine earnings and profits in accordance with United States federal income tax principles, you should expect that a distribution will generally be treated as a dividend for United States federal income tax purposes.

Any dividends that you receive (including any withheld taxes) will be includable in your gross income as ordinary income on the day actually or constructively received by you, in the case of ordinary shares, or by the depositary, in the case of ADSs. Such dividends will not be eligible for the dividends received deduction allowed to corporations under the Code. With respect to non-corporate United States investors, certain dividends received from a qualified foreign corporation may be subject to preferential rates of taxation. A qualified foreign corporation includes a foreign corporation that is eligible for the benefits of a comprehensive income tax treaty with the United States which the United States Treasury Department determines to be satisfactory for these purposes and which includes an exchange of information provision. The United States Treasury Department has determined that the Treaty meets these requirements, and we believe we are eligible for the benefits of the Treaty.

Non-corporate U.S. Holders will not be eligible for reduced rates of taxation on any dividends received from us if we are a passive foreign investment company in the taxable year in which such dividends are paid or in the preceding taxable year (see “—Passive Foreign Investment Company” below).

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

Subject to certain conditions and limitations (including a minimum holding period requirement), Korean withholding taxes on dividends may be treated as foreign taxes eligible for credit against your United States federal income tax liability. For purposes of calculating the foreign tax credit, dividends paid on the ordinary shares will be treated as income from sources outside the United States and will generally constitute passive category income. The rules governing the foreign tax credit are complex. You are urged to consult your tax advisors regarding the availability of the foreign tax credit under your particular circumstances.

Passive Foreign Investment Company

Based on the past and projected composition of our income and assets, and the valuation of our assets we do not believe we were a passive foreign investment company, or PFIC, for our most recent taxable year and do not expect to become a PFIC in the current taxable year or the foreseeable future, although there can be no assurance in this regard.

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

The determination of whether we are a PFIC is made annually. Accordingly, it is possible that we may become a PFIC in the current or any future taxable year due to changes in our asset or income composition. If we are a PFIC for any taxable year during which you hold our ordinary shares, you will be subject to special tax rules discussed below.

If we are a PFIC for any taxable year during which you hold our ordinary shares and you do not make a timely mark-to-market election, as described below, you will be subject to special tax rules with respect to any “excess distribution” received and any gain realized from a sale or other disposition, including a pledge, of ordinary shares. Distributions received in a taxable year will be treated as excess distributions to the extent that they are greater than 125% of the average annual distributions received during the shorter of the three preceding taxable years or your holding period for the ordinary shares. Under these special tax rules:

•	the excess distribution or gain will be allocated ratably over your holding period for the ordinary shares,

•	the amount allocated to the current taxable year, and any taxable year prior to the first taxable year in which we were a PFIC, will be treated as ordinary income, and

•

the amount allocated to each other year will be subject to tax at the highest tax rate in effect for that year and the interest charge generally applicable to underpayments of tax will be imposed on the resulting tax attributable to each such year.

Although the determination of whether we are a PFIC is made annually, if we are a PFIC for any taxable year in which you hold our ordinary shares, you will generally be subject to the special tax rules described above for that year and for each subsequent year in which you hold the ordinary shares (even if we do not qualify as a PFIC in such subsequent years). However, if we cease to be a PFIC, you can avoid the continuing impact of the PFIC rules by making a special election to recognize gain as if your ordinary shares had been sold on the last day of the last taxable year during which we were a PFIC. You are urged to consult your own tax advisor about this election.

In lieu of being subject to the special tax rules discussed above, you may make a mark-to-market election with respect to your ordinary shares provided such ordinary shares are treated as “marketable stock.” The ordinary shares generally will be treated as marketable stock if they are regularly traded on a “qualified exchange or other market” (within the meaning of the applicable Treasury regulations).

If you make an effective mark-to-market election, for each taxable year that we are a PFIC you will include as ordinary income the excess of the fair market value of your ordinary shares at the end of the year over your adjusted tax basis in the ordinary shares. You will be entitled to deduct as an ordinary loss in each such year the excess of your adjusted tax basis in the ordinary shares over their fair market value at the end of the year, but only to the extent of the net amount previously included in income as a result of the mark-to-market election. Your adjusted tax basis in the ordinary shares will be increased by the amount of any income inclusion and decreased by the amount of any deductions under the mark-to-market rules. In addition, upon the sale or other disposition of your ordinary shares in a year that we are a PFIC, any gain will be treated as ordinary income and any loss will be treated as ordinary loss, but only to the extent of the net amount of income previously included as a result of the mark-to-market election.

If you make a mark-to-market election, it will be effective for the taxable year for which the election is made and all subsequent taxable years unless the ordinary shares are no longer regularly traded on a qualified exchange or other market, or the Internal Revenue Service (the “IRS”) consents to the revocation of the election. You are urged to consult your tax advisor about the availability of the mark-to-market election, and whether making the election would be advisable in your particular circumstances.

Alternatively, you can sometimes avoid the special tax rules described above by electing to treat a PFIC as a “qualified electing fund” under Section 1295 of the Code. However, this option is not available to you because we do not intend to comply with the requirements necessary to permit you to make this election.

If we are a PFIC for any taxable year during which you hold our ordinary shares and any of our non-United States subsidiaries is also a PFIC, you will be treated as owning a proportionate amount (by value) of the shares of the lower-tier PFIC for purposes of the application of the PFIC rules. You are urged to consult your tax advisors about the application of the PFIC rules to any of our subsidiaries.

You will generally be required to file IRS Form 8621 if you hold our ordinary shares in any year in which we are classified as a PFIC. You are urged to consult your tax advisors concerning the United

States federal income tax consequences of holding ordinary shares if we are considered a PFIC in any taxable year.

Taxation of Capital Gains

For United States federal income tax purposes, you will recognize taxable gain or loss on any sale or exchange of the ordinary shares in an amount equal to the difference between the amount realized for the ordinary shares and your tax basis in the ordinary shares. Such gain or loss will generally be capital gain or loss and will generally be long-term capital gain or loss if you have held the ordinary shares for more than one year. Long-term capital gains of non-corporate U.S. Holders (including individuals) are eligible for reduced rates of taxation. The deductibility of capital losses is subject to limitations. Any gain or loss recognized by you will generally be treated as United States source gain or loss.

You should note that any Korean securities transaction tax will not be treated as a creditable foreign tax for United States federal income tax purposes, although you may be entitled to deduct such taxes, subject to applicable limitations under the Code. You should consult your own tax advisors regarding the application of the foreign tax credit rules to your investment in, and disposition of, the ordinary shares.

Foreign Financial Asset Reporting

Certain U.S. Holders that own “specified foreign financial assets” with an aggregate value in excess of US$50,000 are generally required to file an information statement along with their tax returns, currently on IRS Form 8938, with respect to such assets. “Specified foreign financial assets” include any financial accounts held at a non-United States financial institution, as well as securities issued by a non-United States issuer that are not held in accounts maintained by financial institutions. The understatement of income attributable to “specified foreign financial assets” in excess of US$5,000 extends the statute of limitations with respect to the tax return to six years after the return was filed. U.S. Holders who fail to report the required information could be subject to substantial penalties. You are encouraged to consult with your own tax advisors regarding the possible application of these rules, including the application of the rules to your particular circumstances.

Information Reporting and Backup Withholding

In general, information reporting will apply to dividends in respect of our ordinary shares and the proceeds from the sale, exchange or other disposition of our ordinary shares that are paid to you within the United States (and in certain cases, outside the United States), unless you are an exempt recipient. A backup withholding tax may apply to such payments if you fail to provide a taxpayer identification number or certification of exempt status or fail to report in full dividend and interest income.

Backup withholding is not an additional tax and any amounts withheld under the backup withholding rules will be allowed as a refund or a credit against your United States federal income tax liability provided the required information is timely furnished to the IRS.

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

Item 10.G.  Statements by Experts

Not applicable.

Item 10.H.  Documents on Display

We are subject to the information requirements of the U.S. Securities Exchange Act of 1934, as amended, and, in accordance therewith, are required to file reports, including annual reports on Form 20-F, and other information with the U.S. Securities and Exchange Commission. These materials, including this annual report and the exhibits thereto, may be inspected and copied at the Commission’s public reference rooms in Washington, D.C. Please call the Commission at 1-800-SEC-0330 for further information on the public reference rooms. We are required to make filings with the Commission by electronic means, which will be available to the public over the Internet at the Commission’s website at http://www.sec.gov.

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

For our hedging derivative contracts, we recognized a valuation gain of ￦109 billion, a valuation loss of ￦0.1 billion and accumulated other comprehensive income of ￦85 billion in 2016 and a valuation gain of ￦0.1 billion, a valuation loss of ￦210 billion and accumulated other comprehensive loss of ￦147 billion in 2017 and a valuation gain of ￦66 billion, a valuation loss of ￦2 billion and accumulated other comprehensive income of ￦22 billion in 2018. For further details regarding the assets, liabilities, gains and losses recorded relating to our derivative contracts outstanding as of December 31, 2016, 2017 and 2018, see Note 7 to the Consolidated Financial Statements.

Exchange Rate Risk

Most of our cash flow is denominated in Won. We are exposed to foreign exchange risk related to foreign currency denominated liabilities and anticipated foreign exchange payments. Anticipated foreign exchange payments, mostly in U.S. Dollars, relate primarily to payments of foreign currency denominated debt, net settlements paid to foreign telecommunication carriers and payments for equipment purchased from foreign suppliers. We have entered into several currency swap contracts, combined interest currency swap contracts and currency forward contracts to hedge our foreign currency risks.

The following table shows our assets and liabilities denominated in foreign currency as of December 31, 2016, 2017 and 2018:

	As of December 31,
	2016		2017		2018
(in thousands of foreign currencies)	Financial assets	Financial liabilities	Financial assets	Financial liabilities	Financial assets	Financial liabilities
U.S. Dollar	210,474	2,536,090	236,476	1,908,831	279,327	1,893,782
Special Drawing Right	311	737	306	738	267	730
Japanese Yen	80,555	21,802,051	28,267	21,801,443	66,078	50,000,000
British Pound	1	151	—	74	—	256
Euro	40	2,571	186	3,625	2	6
Algerian Dinar	471	—	47	—	618	—
Chinese Yuan	15,262	381	46,555	10	16,315	271
Uzbekistani Sum	39,531	—	136,787	—	121,053	—
Rwandan Franc	1,203	—	3,346	—	857	—
Thai Bhat	—	—	—	—	1,685	1,685
Indonesian Rupiah	15,646,011	53,142,167	14,886,393	710,162	64,240,286	41,510,330
Myanmar Kyat	2,750	—	84	—	84	—
Tanzanian Shilling	29,987	—	317,348	—	—	2,876
Botswana Pula	15	—	42	—	897	—
Hong Kong Dollar	254	—	—	—	—	—
Bangladeshi Taka	69,473	—	38,074	—	39,494	—
Polish Zloty	106,025	—	338	—	26	—
Vietnamese Dong	515,412	—	311,649	—	467,272	—
Central African Franc	—	—	—	—	666	—
Swiss Franc	—	—	—	12	—	—

As of December 31, 2016 and 2017, a 10% increase in the exchange rate between the Won and all foreign currencies, with all other variables held constant, would have decreased our income before income tax by ￦28 billion and ￦10 billion, respectively, and total equity by ￦24 billion and ￦7 billion, respectively, with a 10% decrease in the exchange rate having the opposite effect. As of December 31, 2018, a 10% increase in the exchange rate between the Won and all foreign currencies, with all other variables held constant, would have decreased our income before income tax by ￦2 billion and increased total equity by ￦0.6 billion, and a 10% decrease would have decreased our income before income tax by ￦3 billion and total equity by ￦0.06 billion. The foregoing sensitivity analysis assumes that all variables other than foreign exchange rates are held constant, and as such, does not reflect any correlation between foreign exchange rates and other variables, nor our decision to decrease the risk. See Note 36 to the Consolidated Financial Statements.

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

The following table summarizes the principal amounts, fair values, principal cash flows by maturity date and weighted average interest rates of our short-term and long-term liabilities as of December 31, 2018 which are sensitive to exchange rates and/or interest rates. The information is presented in Won, which is our reporting currency:

						December 31, 2018
	2019	2020	2021	2022	Thereafter	Total	Fair Value
	(in millions of Won, except rates)
Local currency:
Fixed rate	970,832	504,218	1,149,218	11,442	1,781,981	4,417,691	4,448,167
Average weighted rate (1)	3.05%	3.29%	3.91%	4.45%	3.06%	3.31%	—
Variable rate	—	—	—	—	—	—	—
Average weighted rate (1)	—	—	—	—	—	—	—

Sub-total	970,832	504,218	1,149,218	11,442	1,781,981	4,417,691	4,448,167

Foreign currency:
Fixed rate	391,335	344,481	162,109	447,240	559,050	1,904,215	1,905,567
Average weighted rate (1)	2.63%	0.30%	0.38%	2.62%	3.30%	2.21%	—
Variable rate	6,709	226,974	—	—	111,810	345,493	345,035
Average weighted rate (1)	3.51%	3.21%	—	—	3.71%	3.38%	—

Subtotal	398,044	571,455	162,109	447,240	670,860	2,249,708	2,250,602

Total	1,368,876	1,075,673	1,311,327	458,682	2,452,841	6,667,399	6,698,769

(1)	Weighted average rates of the portfolio at the period end.

As of December 31, 2016, 2017 and 2018, a 100 basis point increase in the market interest rate, with all other variables held constant, would have decreased our profit before income tax by ￦3 billion, increased our profit before income tax by ￦2 billion and increased our profit before income tax by ￦1 billion, respectively. As of December 31, 2016, 2017 and 2018, such increase, with all other variables held constant, would have decreased our shareholders’ equity by ￦2 billion, increased our shareholders’ equity by ￦5 billion and increased our shareholders’ equity by ￦10 billion, respectively.

As of December 31, 2016, 2017 and 2018, a 100 basis point decrease in the market interest rates, with all other variables held constant, would have increased our profit before income tax by ￦3 billion, decreased our profit before income tax by ￦2 billion and decreased our profit before income tax by ￦2 billion, respectively. As of December 31, 2016, 2017 and 2018, a 100 basis point decrease in the market interest rates, with all other variables held constant, would have decreased our shareholders’ equity by ￦5 billion, ￦5 billion and ￦10 billion, respectively. The foregoing sensitivity analysis assumes that all variables other than market interest rates are held constant, and as such, does not reflect any correlation between market interest rates and other variables, nor our decision to decrease the risk, but reflects the effects of derivative contracts in place at the time of conducting the analysis.

Equity Price Risk

We are also subject to market risk exposure arising from changes in the equity securities market, which affect the fair value of our equity portfolio. As of December 31, 2016, 2017 and 2018, a 10% increase in the equity indices where our marketable equity securities are listed, with all other variables held constant, would have increased our total equity by ￦0.5 billion, ￦0.7 billion and ￦0.9 billion, respectively, with a 10% decrease in the equity index having the opposite effect. The foregoing sensitivity analysis assumes that all variables other than changes in the equity index are held constant, and that our marketable equity instruments had moved according to the historical correlation to the index, and as such, does not reflect any correlation between the equity index and other variables.

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

Fees and Payments from the Depositary to Us

In 2018, we received the following payments, after deduction of applicable U.S. taxes, from the depositary:

Reimbursement of NYSE listing fees	$219,842.29

Reimbursement of SEC filing fees	$5,874.05

Reimbursement of settlement infrastructure fees (including maintenance fees)	$126,326.42

Reimbursement of proxy process expenses (printing, postage and distribution)	$28,927.96

Reimbursement of legal fees (reimbursement received in April 2017 in respect of 2016)	$3,522.00

Contributions toward our investor relations efforts (including non-deal roadshows, investor conferences and investor relations agency fees)	$204,038.27

PART II

Item 13.  Defaults, Dividend Arrearages and Delinquencies

Not applicable.

Item 14.  Material Modifications to the Rights of Security Holders and Use of Proceeds

Not applicable.

Item 15.  Controls and Procedures

Disclosure Controls and Procedures

Our management has evaluated, with the participation of our chief executive officer and chief financial officer, the effectiveness of our disclosure controls and procedures, as such term is defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act, as of December 31, 2018. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives. Based upon our evaluation, our chief executive officer and chief financial officer concluded that our disclosure controls and procedures were effective as of December 31, 2018. Our disclosure controls and procedures are designed to ensure that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the Commission’s rules and forms. Our disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our chief executive officer and chief financial officer, as appropriate to allow timely decisions regarding required disclosure.

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

Our management has performed an assessment of the effectiveness of our internal control over financial reporting as of December 31, 2018, utilizing the criteria discussed in the Internal Control—Integrated Framework 2013 issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, we concluded that our internal control over financial reporting was effective as of December 31, 2018.

Samil PricewaterhouseCoopers, an independent registered public accounting firm, which also audited our consolidated financial statements as of, and for the year ended December 31, 2018, as stated in their report which is included herein, has issued an attestation report on the effectiveness of our internal control over financial reporting.

Attestation Report of the Registered Public Accounting Firm

The attestation report of our independent registered public accounting firm on the effectiveness of our internal control over financial reporting is furnished in Item 18 of this Form 20-F.

Changes in Internal Control Over Financial Reporting

There has been no change in our internal control over financial reporting during 2018 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Item 16.  [Reserved]

Item 16A.  Audit Committee Financial Expert

Our Audit Committee is comprised of Suk-Gwon Chang, Jong-Gu Kim, Dae-You Kim and Il Im. The board of directors has determined that Suk-Gwon Chang is the financial expert of the Audit Committee. Suk-Gwon Chang is independent as such term is defined in Section 303A.02 of the NYSE Listed Company Manual, Rule 10A-3 under the Exchange Act and the Korea Stock Exchange listing standards.

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

Item 16C.  Principal Accountant Fees and Services

Audit and Non-Audit Fees

The following table sets forth the fees billed to us by Samil PricewaterhouseCoopers, our independent registered public accounting firm, during the fiscal year ended December 31, 2017 and 2018. Such fees exclude the fees billed for work associated with our foreign subsidiaries which Samil PricewaterhouseCoopers did not provide services and with our former subsidiaries.

	Year Ended December 31,
	2017		2018
	(In millions)
Audit fees (1)	￦	3,373	￦	3,225
Audit-related fees		—		—
Tax fees (2)		68		104
All other fees		—		—

Total fees	￦	3,441		3,329

(1)	Audit fees consist of fees for the annual audit and quarterly review services engagement and the comfort letters.

(2)	Tax fees consist of fee for tax services which are mainly the preparation or non-recurring tax compliance review of original or amended tax returns.

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

Item 16D.  Exemptions from the Listing Standards for Audit Committees

Not applicable.

Item 16E.  Purchases of Equity Securities by the Issuer and Affiliated Purchasers

The following table sets forth the repurchases of ordinary shares by us or any affiliated purchasers during the fiscal year ended December 31, 2018:

Period	Total Number of Shares Purchased	Average Price Paid per Share (In Won)	Total Number of Shares Purchased as Part of Publicly Announced Plans	Maximum Number of Shares that May Yet be Purchased Under the Plans
January 1 to January 31	—	—	—	—
February 1 to February 29	—	—	—	—
March 1 to March 31	—	—	—	—
April 1 to April 30	—	—	—	—
May 1 to May 31	—	—	—	—
June 1 to June 30	—	—	—	—
July 1 to July 31	—	—	—	—
August 1 to August 31	680,000	28,759	680,000	167,620
September 1 to September 30	167,620	28,884	167,620	—
October 1 to October 31	—	—	—	—
November 1 to November 30	—	—	—	—
December 1 to December 31	—	—	—	—

Total	847,620	28,784	847,620	167,620

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

Shareholder Approval of Equity Offerings

Listed companies must allow its shareholders to exercise their voting rights with respect to equity offerings that do not qualify as public offerings for cash, and offerings of equity of related parties.	Voting rights are not separately provided for equity offerings that do not qualify as public offerings for cash, or offerings of equity of related parties.

Corporate Governance Guidelines

Listed companies must adopt and disclose corporate governance guidelines.	We have adopted Corporate Governance Guidelines in March 2007 setting forth our practices with respect to corporate governance matters. Our Corporate Governance Guidelines are in compliance with Korean law but do not meet all requirements established by the New York Stock Exchange for U.S. companies listed on the exchange. A copy of our Corporate Governance Guidelines in Korean is available on our website at www.kt.com.

Code of Business Conduct and Ethics

Listed companies must adopt and disclose a code of business conduct and ethics for directors, officers and employees, and promptly disclose any waivers of the code for executive officers.	We have adopted a Code of Ethics for all directors, officers and employees. A copy of our Code of Ethics in Korean is available on our website at www.kt.com

Item 16H.  Mine Safety Disclosure

Not applicable.

PART III

Item 17.  Financial Statements

Not applicable.

Item 18.  Financial Statements

AUDITED CONSOLIDATED ANNUAL FINANCIAL STATEMENTS OF KT CORPORATION

Item 19. Exhibits

1	Articles of Incorporation of KT Corporation (English translation)

2.1*	Deposit Agreement dated as of May 25, 1999 entered into among KT Corporation, Citibank, N.A., as depositary, and all Holders and Beneficial Owners of American Depositary Shares evidenced by the American Depositary Receipts issued thereunder, including the form of American depositary receipt (incorporated herein by reference to Exhibit (a)(i) of the Registrant’s Registration Statement (Registration No. 333-13578) on Form F-6)

2.2*	Form of Amendment No. 1 Deposit Agreement dated as of May 25, 1999 entered into among KT Corporation, Citibank, N.A., as depositary, and all Holders and Beneficial Owners of American Depositary Shares evidenced by the American Depositary Receipts issued thereunder, including the form of American depositary receipt (incorporated herein by reference to Exhibit (a)(ii) of the Registrant’s Registration Statement (Registration No. 333-13578) on Form F-6)

2.3*	Letter from Citibank, N.A., as depositary, to the Registrant relating to the pre-release of the American depositary receipts (incorporated herein by reference to the Registrant’s Registration Statement (Registration No. 333-10330) on Form F-6) (P)

2.4*	Letter from Citibank, N.A., as depositary, to the Registrant relating to the establishment of a direct registration system for ADSs and the issuance of uncertified ADSs as part of the direct registration system. (incorporated herein by reference to Exhibit 2.4 of the Registrant’s Annual Report on Form 20-F filed on June 30, 2008)

8.1	List of subsidiaries of KT Corporation

12.1	Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2	Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1	Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

101	Interactive Data Files (XBRL-Related Documents)

*	Filed previously.

(P)	Paper filing.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

KT CORPORATION
(Registrant)

/s/ CHANG-GYU HWANG
Name: Chang-Gyu Hwang
Title: Chief Executive Officer

Date: April 30, 2019

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of KT Corporation

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated statements of financial position of KT Corporation and its subsidiaries (the “Company”) as at December 31, 2018 and 2017, and the related consolidated statements of operations, of comprehensive income, of changes in equity and of cash flows for each of the three years in the period ended December 31, 2018, including the related notes (collectively referred to as the “consolidated financial statements”). We also have audited the Company’s internal control over financial reporting as at December 31, 2018, based on criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as at December 31, 2018 and 2017, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2018 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as at December 31, 2018, based on criteria established in Internal Control—Integrated Framework (2013) issued by the COSO.

Change in Accounting Principles

As discussed in Note 41 to the consolidated financial statements, the Company changed the manner in which it accounts for revenue from contracts with customers and the manner in which it accounts for financial instruments in 2018.

Basis for Opinions

The Company’s management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the Management’s Annual Report on Internal Control Over Financial Reporting appearing under Item 15. Our responsibility is to express opinions on the Company’s consolidated financial statements and on the Company’s internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

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

Seoul, Korea April 30, 2019

We have served as the Company’s auditor since 2010.

KT Corporation and Subsidiaries

Consolidated Statements of Financial Position

January 1, 2017, December 31, 2017 and December 31, 2018

(In millions of Korean won)	Notes	January 1, 2017		December 31, 2017		December 31, 2018

Assets

Current assets
Cash and cash equivalents	4,5	￦	2,900,311	￦	1,928,182	￦	2,703,422
Trade and other receivables, net	4,6		5,477,634		5,964,565		5,680,349
Other financial assets	4,7		720,555		972,631		994,780
Current income tax assets			2,079		9,030		4,046
Inventories, net	8		454,588		642,027		1,074,634
Current assets held for sale	10		—		7,230		13,035
Other current assets	9		311,135		304,860		1,687,548

Total current assets			9,866,302		9,828,525		12,157,814

Non-current assets
Trade and other receivables, net	4,6		709,011		828,832		842,995
Other financial assets	4,7		664,726		754,992		623,176
Property and equipment, net	11, 21		14,312,111		13,562,319		13,068,257
Investment properties, net	12		1,148,044		1,189,531		1,091,084
Intangible assets, net	13		3,022,803		2,632,704		3,407,123
Investments in associates and joint ventures	14		284,075		279,431		272,407
Deferred income tax assets	29		701,409		712,222		465,369
Other non-current assets	9		106,099		107,165		545,895

Total non-current assets			20,948,278		20,067,196		20,316,306

Total assets		￦	30,814,580	￦	29,895,721	￦	32,474,120

KT Corporation and Subsidiaries

Consolidated Statements of Financial Position (Continued)

January 1, 2017, December 31, 2017 and December 31, 2018

(In millions of Korean won)	Notes	January 1, 2017		December 31, 2017		December 31, 2018

Liabilities

Current liabilities
Trade and other payables	4,15	￦	7,141,725	￦	7,426,088	￦	7,007,515
Borrowings	4,16		1,820,001		1,573,474		1,368,481
Other financial liabilities	4,7		233		37,224		942
Current income tax liabilities	29		102,843		82,984		249,837
Provisions	17		96,485		78,172		117,881
Deferred revenue			35,617		17,906		52,878
Other current liabilities	9		342,291		258,314		596,589

Total current liabilities			9,539,195		9,474,162		9,394,123

Non-current liabilities
Trade and other payables	4,15		1,188,311		1,001,369		1,513,864
Borrowings	4,16		6,300,790		5,110,188		5,279,812
Other financial liabilities	4,7		108,431		149,267		163,454
Defined benefit liabilities, net	18		378,404		395,079		561,269
Provisions	17		100,694		124,858		163,995
Deferred revenue			85,372		91,698		110,702
Deferred income tax liabilities	29		137,680		128,462		204,785
Other non-current liabilities	9		58,761		237,284		423,626

Total non-current liabilities			8,358,443		7,238,205		8,421,507

Total liabilities			17,897,638		16,712,367		17,815,630

Equity

Share capital	22		1,564,499		1,564,499		1,564,499
Share premium			1,440,258		1,440,258		1,440,258
Retained earnings	23		9,778,707		9,961,150		11,256,069
Accumulated other comprehensive income	24		(1,432)		30,985		50,158
Other components of equity	24		(1,217,934)		(1,205,302)		(1,181,083)

Equity attributable to owners of the Controlling Company			11,564,098		11,791,590		13,129,901

Non-controlling interest			1,352,844		1,391,764		1,528,589

Total equity			12,916,942		13,183,354		14,658,490

Total liabilities and equity		￦	30,814,580	￦	29,895,721	￦	32,474,120

The above consolidated statements of financial position should be read in conjunction with the accompanying notes.

KT Corporation and Subsidiaries

Consolidated Statements of Operations

Years ended December 31, 2016, 2017 and 2018

(In millions of Korean won, except per share amounts)	Notes	2016		2017		2018

Operating revenue	26	￦	23,164,202	￦	23,546,929	￦	23,436,050
Revenue			22,798,330		23,259,541		23,220,052
Others			365,872		287,388		215,998
Operating expenses	27		21,781,098		22,477,837		22,335,190

Operating profit			1,383,104		1,069,092		1,100,860
Finance income	28		296,139		406,328		374,243
Finance costs	28		(515,087)		(644,531)		(435,659)
Share of net profit (losses) of associates and joint venture	14		2,599		(13,892)		(5,467)

Profit before income tax			1,166,755		816,997		1,033,977
Income tax expense	29		334,910		270,656		314,565

Profit for the year		￦	831,845	￦	546,341	￦	719,412

Profit for the year attributable to:
Owners of the Controlling Company		￦	745,090	￦	461,559	￦	645,571
Non-controlling interest		￦	86,755	￦	84,782	￦	73,841
Earnings per share attributable to the equity holders of the Controlling Company during the year (in Korean won):
Basic earnings per share	30	￦	3,043	￦	1,884	￦	2,634
Diluted earnings per share	30	￦	3,041	￦	1,883	￦	2,634

The above consolidated statements of operations should be read in conjunction with the accompanying notes.

KT Corporation and Subsidiaries

Consolidated Statements of Comprehensive Income

Years ended December 31, 2016, 2017 and 2018

(In millions of Korean won)
	Notes	2016		2017		2018

Profit for the year		￦	831,845	￦	546,341	￦	719,412
Other comprehensive income
Items that will not be reclassified to profit or loss:
Remeasurements of the net defined benefit liability	18		4,213		(83,962)		(73,511)
Shares of remeasurement gain (loss) of associates and joint ventures			116		(115)		(816)
Gain on valuation of equity instruments at fair value through other comprehensive income			—		—		43,077
Items that may be subsequently reclassified to profit or loss:
Gain on valuation of debt instruments at fair value through other comprehensive income			—		—		734
Changes in value of available-for-sale financial assets			10,925		51,235		—
Other comprehensive income from available-for sale financial assets reclassified to loss			(3,840)		(55,450)		—
Valuation gain (loss) on cash flow hedge			64,796		(111,083)		17,268
Other comprehensive income (loss) from cash flow hedges reclassified to profit (loss)			(75,871)		141,929		(44,279)
Share of other comprehensive income (loss) from associates and joint ventures			(602)		10,280		(41)
Exchange differences on translation of foreign operations			(5,407)		(21,122)		2,940

Total other comprehensive loss			(5,670)		(68,288)		(54,628)

Total comprehensive income for the year		￦	826,175	￦	478,053	￦	664,784

Total comprehensive income for the year attributable to:
Owners of the Controlling Company			738,413		413,149		589,179
Non-controlling interest			87,762		64,904		75,605

The above consolidated statements of comprehensive income should be read in conjunction with the accompanying notes.

KT Corporation and Subsidiaries

Consolidated Statements of Changes in Equity

Years ended December 31, 2016, 2017 and 2018

		Attributable to owners of the Controlling Company
(In millions of Korean won)	Notes	Share capital		Share premium		Retained earnings		Accumulated other comprehensive income		Other components of equity		Total		Non-controlling interest		Total equity
Balance as at December 31, 2015		￦	1,564,499	￦	1,440,258	￦	9,049,971	￦	13,870	￦	(1,232,863)	￦	10,835,735	￦	1,320,396	￦	12,156,131

Adjustments from prior years	2.1		—		—		97,496		—		—		97,496		—		97,496
Balance as at January 1, 2016		￦	1,564,499	￦	1,440,258	￦	9,147,467	￦	13,870	￦	(1,232,863)	￦	10,933,231	￦	1,320,396	￦	12,253,627

Comprehensive income
Profit for the year			—		—		745,090		—		—		745,090		86,755		831,845
Changes in value of available-for-sale financial assets	4,7		—		—		—		1,691				1,691		5,394		7,085
Remeasurements of the net defined benefit liability	18		—		—		8,531		—		—		8,531		(4,318)		4,213
Valuation loss on cash flow hedge	4,7		—		—		—		(11,075)		—		(11,075)		—		(11,075)
Shares of other comprehensive losses of joint ventures and associates			—		—		—		(571)		—		(571)		(31)		(602)
Shares of gain on remeasurements of joint ventures and associates			—		—		94		—		—		94		22		116
Exchange differences on translation of foreign operations			—		—		—		(5,347)		—		(5,347)		(60)		(5,407)

Total comprehensive income for the year			—		—		753,715		(15,302)		—		738,413		87,762		826,175

Transactions with equity holders
Dividends paid by the Controlling Company			—		—		(122,425)		—		—		(122,425)		—		(122,425)
Dividends paid to non-controlling interest of subsidiaries			—		—		—		—		—		—		(61,674)		(61,674)
Changes in consolidation scope			—		—		—		—		11,369		11,369		(15,550)		(4,181)
Change in ownership interest in subsidiaries			—		—		(50)		—		50		—		—		—
Appropriation of loss on disposal of treasury stock			—		—		—		—		—		—		21,769		21,769
Others			—		—		—		—		3,510		3,510		141		3,651

Subtotal			—		—		(122,475)		—		14,929		(107,546)		(55,314)		(162,860)

Balance as at December 31, 2016		￦	1,564,499	￦	1,440,258	￦	9,778,707	￦	(1,432)	￦	(1,217,934)	￦	11,564,098	￦	1,352,844	￦	12,916,942

The above consolidated statements of changes of equity should be read in conjunction with the accompanying notes.

KT Corporation and Subsidiaries

Consolidated Statements of Changes in Equity (Continued)

Years ended December 31, 2016, 2017 and 2018

		Attributable to owners of the Controlling Company
(In millions of Korean won)	Notes	Share capital		Share premium		Retained earnings		Accumulated other comprehensive income		Other components of equity		Total		Non-controlling interest		Total equity
Balance as at January 1, 2017		￦	1,564,499	￦	1,440,258	￦	9,778,707	￦	(1,432)	￦	(1,217,934)	￦	11,564,098	￦	1,352,844	￦	12,916,942

Comprehensive income
Profit for the year			—		—		461,559		—		—		461,559		84,782		546,341
Changes in value of available-for-sale financial assets	4,7		—		—		—		(1,433)				(1,433)		(2,782)		(4,215)
Remeasurements of the net defined benefit liability	18		—		—		(80,711)		—		—		(80,711)		(3,251)		(83,962)
Valuation gains on cashflow hedge	4,7		—		—		—		30,846		—		30,846		—		30,846
Shares of other comprehensive income of associates and joint ventures			—		—		—		10,148		—		10,148		132		10,280
Shares of loss on remeasurements of associates and joint ventures			—		—		(116)		—		—		(116)		1		(115)
Exchange differences on translation of foreign operations			—		—		—		(7,144)		—		(7,144)		(13,978)		(21,122)

Total comprehensive income for the year			—		—		380,732		32,417		—		413,149		64,904		478,053

Transactions with equity holders
Dividends paid by the Controlling Company			—		—		(195,977)		—		—		(195,977)		—		(195,977)
Dividends paid to non-controlling interest of subsidiaries			—		—		—		—		—		—		(47,162)		(47,162)
Changes in consolidation scope			—		—		—		—		—		—		250		250
Change in ownership interest in subsidiaries			—		—		—		—		5,441		5,441		21,242		26,683
Appropriations of loss on disposal of treasury stock			—		—		(2,312)		—		2,312		—		—		—
Others			—		—		—		—		4,879		4,879		(314)		4,565

Subtotal			—		—		(198,289)		—		12,632		(185,657)		(25,984)		(211,641)

Balance at December 31, 2017		￦	1,564,499	￦	1,440,258	￦	9,961,150	￦	30,985	￦	(1,205,302)	￦	11,791,590	￦	1,391,764	￦	13,183,354

The above consolidated statements of changes in equity should be read in conjunction with the accompanying notes.

KT Corporation and Subsidiaries

Consolidated Statements of Changes in Equity (Continued)

Years ended December 31, 2016, 2017 and 2018

		Attributable to owners of the Controlling Company
(In millions of Korean won)	Notes	Share capital		Share premium		Retained earnings		Accumulated other comprehensive income		Other components of equity		Total		Non-controlling interest		Total equity
Balance as at January 1, 2018		￦	1,564,499	￦	1,440,258	￦	9,961,150	￦	30,985	￦	(1,205,302)	￦	11,791,590	￦	1,391,764	￦	13,183,354

Changes in accounting policy	41		—		—		954,053		17,741		—		971,794		77,128		1,048,922

Adjusted total equity at the beginning of the financial year			1,564,499		1,440,258		10,915,203		48,726		(1,205,302)		12,763,384		1,468,892		14,232,276
Comprehensive income
Profit for the year			—		—		645,571		—		—		645,571		73,841		719,412
Remeasurements of net defined benefit liability	18		—		—		(61,449)		—				(61,449)		(12,062)		(73,511)
Share of loss on remeasurements of joint ventures and associates			—		—		(816)		—		—		(816)		—		(816)
Share of other comprehensive income of associates and joint ventures			—		—		—		(136)		—		(136)		95		(41)
Valuation loss on cash flow hedge	4,7		—		—		—		(27,011)		—		(27,011)		—		(27,011)
Gain(loss) on disposal of equity instruments at fair value through other comprehensive income	4,7						4,441		(4,441)		—		—		—		—
Gain on valuation of financial instruments at fair value through other comprehensive income	4,7		—		—		—		30,731		—		30,731		13,080		43,811
Exchange differences on translation of foreign operations			—		—		—		2,289		—		2,289		651		2,940

Total comprehensive income for the year			—		—		587,747		1,432		—		589,179		75,605		664,784

Transactions with owners
Dividends paid by the Controlling Company			—		—		(245,097)		—		—		(245,097)		—		(245,097)
Dividends paid to non-controlling interest of subsidiaries			—		—		—		—		—		—		(53,535)		(53,535)
Changes in consolidation scope			—		—		—		—		(1,803)		(1,803)		102		(1,701)
Change in ownership interest in subsidiaries			—		—		—		—		11,118		11,118		37,471		48,589
Appropriations of loss on disposal of treasury stock			—		—		(2,046)		—		2,046		—		—		—
Disposal of treasury stock			—		—		—		—		9,547		9,547		—		9,547
Others			—		—		262		—		3,311		3,573		54		3,627

Subtotal			—		—		(246,881)		—		24,219		(222,662)		(15,908)		(238,570)

Balance as at December 31, 2018		￦	1,564,499	￦	1,440,258	￦	11,256,069	￦	50,158	￦	(1,181,083)	￦	13,129,901	￦	1,528,589	￦	14,658,490

The above consolidated statements of changes in equity should be read in conjunction with the accompanying notes.

KT Corporation and Subsidiaries

Consolidated Statements of Cash Flows

Years ended December 31, 2016, 2017 and 2018

(In millions of Korean won)
	Notes	2016		2017		2018
Cash flows from operating activities
Cash generated from operations	32	￦	5,202,520	￦	4,318,884	￦	4,212,222
Interest paid			(372,525)		(252,405)		(304,428)
Interest received			104,679		93,769		242,951
Dividends received			10,824		10,843		14,074
Income tax paid			(174,748)		(293,342)		(154,355)

Net cash inflow from operating activities			4,770,750		3,877,749		4,010,464

Cash flows from investing activities
Collection of loans			47,887		55,190		64,023
Loans granted			(57,400)		(59,800)		(60,229)
Disposal of financial assets at fair value through profit or loss			—		—		397,224
Disposal of financial assets at amortized cost			—		—		255,290
Disposal of financial assets at fair value through other comprehensive income			—		—		2,474
Disposal of assets held-for-sale			—		—		9,842
Disposal of available-for-sale financial assets			35,791		146,429		—
Acquisition of available-for-sale financial assets			(44,302)		(89,027)		—
Disposal of investments in associates and joint ventures			11,074		59,818		7,832
Acquisition of investments in associates and joint ventures			(38,675)		(41,780)		(34,420)
Disposal of current and non-current financial instruments			293,283		645,686		—
Acquisition of current and non-current financial instruments			(597,345)		(1,231,917)		—
Disposal of property and equipment, and investment properties			93,401		68,229		90,992
Acquisition of property and equipment, and investment properties			(2,764,346)		(2,442,223)		(2,260,879)
Acquisition of financial assets at fair value through profit or loss			—		—		(158,787)
Acquisition of financial assets at amortized cost			—		—		(248,789)
Acquisition of financial assets at fair value through other comprehensive income			—		—		(16,239)
Disposal of intangible assets			17,891		22,680		20,037
Acquisition of intangible assets			(455,763)		(613,556)		(746,213)
Decrease in cash due to business combination, etc.			(26,454)		(2,974)		(26,288)

			(3,484,958)		(3,483,245)		(2,704,130)

Cash flows from financing activities
Proceeds from borrowings and debentures			1,122,898		616,257		1,473,016
Repayments of borrowings and debentures			(1,768,768)		(1,780,174)		(1,612,731)
Settlement of derivative assets and liabilities, net			(33,199)		71,370		(3,461)
Cash inflow from consolidated capital transactions			800		27,261		—
Cash outflow from consolidated capital transactions			(5,140)		(300)		(5,506)
Cash inflow from other financing activities			—		16,962		13,939
Dividends paid to shareholders			(184,099)		(243,140)		(298,632)
Acquisition of treasury stock			—		—		(24,415)
Decrease in finance leases liabilities			(75,763)		(71,735)		(73,885)

Net cash outflow from financing activities			(943,271)		(1,363,499)		(531,675)

Effect of exchange rate change on cash and cash equivalents			(1,674)		(3,134)		581

Net increase (decrease) in cash and cash equivalents			340,847		(972,129)		775,240
Cash and cash equivalents
Beginning of the year			2,559,464		2,900,311		1,928,182

End of the year		￦	2,900,311	￦	1,928,182	￦	2,703,422

The above consolidated statements of cash flows should be read in conjunction with the accompanying notes.

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2016, 2017 and 2018

1.	General Information

The consolidated financial statements include the accounts of KT Corporation, which is the controlling company as defined under IFRS 10, Consolidated Financial Statements, and its 63 controlled subsidiaries as described in Note 1.2 (collectively referred to as the “Group”).

1.1	The Controlling Company

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

In 2002, the Controlling Company acquired the entire government-owned shares in accordance with the Korean government’s privatization plan. As at the end of the reporting period, the Korean government does not own any share in the Controlling Company.

1.2	Consolidated Subsidiaries

The consolidated subsidiaries as at December 31, 2017 and 2018, are as follows:

			Controlling percentage ownership[1] (%)
Subsidiary	Type of Business	Location	December 31, 2017	December 31, 2018	Closing month
KT Powertel Co., Ltd.[2]	Trunk radio system business	Korea	44.8%	44.8%	December
KT Linkus Co., Ltd.	Public telephone maintenance	Korea	91.4%	92.4%	December
KT Submarine Co., Ltd.[2,4]	Submarine cable construction and maintenance	Korea	39.3%	39.3%	December
KT Telecop Co., Ltd.	Security service	Korea	86.8%	86.8%	December
KT Hitel Co., Ltd.	Data communication	Korea	67.1%	67.1%	December
KT Service Bukbu Co., Ltd.	Opening services of fixed line	Korea	67.3%	67.3%	December
KT Service Nambu Co., Ltd.	Opening services of fixed line	Korea	77.3%	77.3%	December
KT Commerce Inc.	B2C, B2B service	Korea	100.0%	100.0%	December
KT Strategic Investment Fund No.1	Investment fund	Korea	100.0%	100.0%	December
KT Strategic Investment Fund No.2	Investment fund	Korea	100.0%	100.0%	December

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2016, 2017 and 2018

			Controlling percentage ownership[1] (%)
Subsidiary	Type of Business	Location	December 31, 2017	December 31, 2018	Closing month
KT Strategic Investment Fund No.3	Investment fund	Korea	100.0%	100.0%	December
KT Strategic Investment Fund No.4	Investment fund	Korea	100.0%	100.0%	December
BC-VP Strategic Investment Fund No.1	Investment fund	Korea	—	100.0%	December
BC Card Co., Ltd.	Credit card business	Korea	69.5%	69.5%	December
VP Inc.	Payment security service for credit card, others	Korea	50.9%	50.9%	December
H&C Network	Call centre for financial sectors	Korea	100.0%	100.0%	December
BC Card China Co., Ltd.	Software development and data processing	China	100.0%	100.0%	December
INITECH Co., Ltd.[4]	Internet banking ASP and security solutions	Korea	58.2%	58.2%	December
Smartro Co., Ltd.	VAN (Value Added Network) business	Korea	81.1%	81.1%	December
KTDS Co., Ltd.[4]	System integration and maintenance	Korea	95.5%	95.5%	December
KT M Hows Co., Ltd.	Mobile marketing	Korea	90.0%	90.0%	December
KT M&S Co., Ltd.	PCS distribution	Korea	100.0%	100.0%	December
GENIE Music Corporation(KT Music Corporation)[2]	Online music production and distribution	Korea	42.5%	36.0%	December
KT MOS Bukbu Co., Ltd.[4]	Telecommunication facility maintenance	Korea	—	100.0%	December
KT MOS Nambu Co., Ltd.[4]	Telecommunication facility maintenance	Korea	—	98.4%	December
KT Skylife Co., Ltd.[4]	Satellite broadcasting business	Korea	50.3%	50.3%	December
Skylife TV Co., Ltd.	TV contents provider	Korea	92.6%	92.6%	December
KT Estate Inc.	Residential building development and supply	Korea	100.0%	100.0%	December
KT AMC Co., Ltd.	Asset management and consulting services	Korea	100.0%	100.0%	December
NEXR Co., Ltd.	Cloud system implementation	Korea	100.0%	100.0%	December
KTSB Data service	Data centre development and related service	Korea	51.0%	51.0%	December
KT Sat Co., Ltd.	Satellite communication business	Korea	100.0%	100.0%	December
Nasmedia Co., Ltd.[3]	Online advertisement	Korea	42.8%	42.8%	December
KT Sports Co., Ltd	Management of sports group	Korea	100.0%	100.0%	December
KT Music Contents Fund No.1	Music contents investment business	Korea	80.0%	80.0%	December
KT Music Contents Fund No.2	Music contents investment business	Korea	100.0%	100.0%	December
KT-Michigan Global Content Fund	Content investment business	Korea	88.6%	88.6%	December

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2016, 2017 and 2018

			Controlling percentage ownership[1] (%)
Subsidiary	Type of Business	Location	December 31, 2017	December 31, 2018	Closing month
Autopion Co., Ltd.	Service for information and communication	Korea	100.0%	100.0%	December
KTCS Corporation[2,4]	Database and online information provider	Korea	30.9%	30.9%	December
KTIS Corporation[2,4]	Database and online information provider	Korea	30.1%	30.1%	December
KT M mobile	Special category telecommunications operator and sales of communication device	Korea	100.0%	100.0%	December
KT Investment Co., Ltd.	Technology business finance	Korea	100.0%	100.0%	December
Whowho&Company Co., Ltd.	Software development and supply	Korea	100.0%	100.0%	December
PlayD Co., Ltd. (N Search Marketing Co., Ltd.)	Advertising agency business	Korea	100.0%	100.0%	December
Next connect PFV	Residential building development and supply	Korea	—	100.0%	December
KT Rwanda Networks Ltd.	Network installation and management	Rwanda	51.0%	51.0%	December
AOS Ltd.	System integration and maintenance	Rwanda	51.0%	51.0%	December
KT Belgium	Foreign investment business	Belgium	100.0%	100.0%	December
KT ORS Belgium	Foreign investment business	Belgium	100.0%	100.0%	December
Korea Telecom Japan Co., Ltd.	Foreign telecommunication business	Japan	100.0%	100.0%	December
KBTO sp.zo.o.	Electronic communication business	Poland	94.3%	96.2%	December
Korea Telecom China Co., Ltd.	Foreign telecommunication business	China	100.0%	100.0%	December
KT Dutch B.V.	Super iMax and East Telecom management	Netherlands	100.0%	100.0%	December
Super iMax LLC	Wireless high speed internet business	Uzbekistan	100.0%	100.0%	December
East Telecom LLC	Fixed line telecommunication business	Uzbekistan	91.0%	91.0%	December
Korea Telecom America, Inc.	Foreign telecommunication business	USA	100.0%	100.0%	December
PT. KT Indonesia	Foreign telecommunication business	Indonesia	99.0%	99.0%	December
PT. BC Card Asia Pacific	Software development and supply	Indonesia	99.9%	99.9%	December
KT Hongkong Telecommunications Co., Ltd.	Fixed line communication business	Hong Kong	100.0%	100.0%	December
KT Hong Kong Limited	Foreign investment business	Hong Kong	100.0%	100.0%	December
Korea Telecom Singapore Pte. Ltd.	Foreign investment business	Singapore	100.0%	100.0%	December

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2016, 2017 and 2018

			Controlling percentage ownership[1] (%)
Subsidiary	Type of Business	Location	December 31, 2017	December 31, 2018	Closing month
Texnoprosistem LLP	Fixed line internet business	Uzbekistan	100.0%	100.0%	December
Nasmedia Thailand Company Limited	Internet advertising solution	Thailand	—	99.9%	December

1	Sum of the ownership interests owned by the Controlling Company and subsidiaries.
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

4	The number of subsidiaries’ treasury stock is deducted from the total number of shares when calculating the controlling percentage ownership.

Changes in scope of consolidation in 2018 are as follows:

Changes	Location	Subsidiary	Reason
Included	Korea	BC-VP Strategic Investment Fund No.1	Newly established
	Korea	KT MOS Bukbu Co., Ltd.	Acquisition
	Korea	KT MOS Nambu Co., Ltd.	Acquisition
	Korea	Next connect PFV	Newly established
	Thailand	Nasmedia Thailand Company Limited	Newly established
Excluded	Korea	KT New Business Fund No.1	Liquidated

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2016, 2017 and 2018

Summarized information for consolidated subsidiaries as at and for the years ended December 31, 2016, 2017 and 2018, follows:

(In millions of Korean won)	2016
	Total assets		Total liabilities		Operating revenues		Profit (loss) For the year
KT Powertel Co., Ltd.	￦	113,725	￦	19,899	￦	81,390	￦	202
KT Linkus Co., Ltd.		64,318		56,953		117,587		(3,830)
KT Submarine Co., Ltd.		156,993		55,573		84,137		5,146
KT Telecop Co., Ltd.		265,553		132,344		315,948		143
KT Hitel Co., Ltd.		249,202		46,941		198,994		4,298
KT Service Bukbu Co., Ltd.		32,863		24,580		182,952		694
KT Service Nambu Co., Ltd.		32,621		24,282		218,602		772
BC Card Co., Ltd.[1]		3,651,065		2,602,404		3,567,512		163,131
H&C Network[1]		272,110		80,983		266,613		14,749
Nasmedia Co., Ltd.[1]		263,925		159,502		70,037		11,972
KTDS Co., Ltd.[1]		197,970		151,644		476,379		10,838
KT M Hows Co., Ltd.		28,539		18,466		19,922		2,865
KT M&S Co., Ltd.		247,854		227,507		724,144		(12,955)
GENIE Music Corporation(KT Music Corporation)		110,080		41,953		111,450		8,235
KT Skylife Co., Ltd.[1]		777,948		231,452		668,945		68,863
KT Estate Inc.[1]		1,734,729		375,341		405,417		46,815
KTSB Data service		20,075		759		5,136		(1,983)
KT Innoedu Co., Ltd.		6,477		7,259		15,599		103
KT Sat Co., Ltd.		744,653		253,041		144,594		36,266
KT Sports		16,925		13,573		48,476		(198)
KT Music Contents Fund No.1		10,592		331		349		103
KT-Michigan Global Content Fund		16,250		163		133		(514)
Autopion Co., Ltd.		6,163		2,794		7,772		(409)
KT M mobile		131,446		20,369		112,532		(40,041)
KT Investment Co., Ltd.[1]		39,506		23,123		10,130		(1,832)
NgeneBio		6,361		4,733		244		(1,833)
KTCS Corporation[1]		322,768		166,642		955,050		7,892
KTIS Corporation		221,176		63,871		436,914		9,991
Korea Telecom Japan Co., Ltd.		3,592		5,374		5,122		(1,391)
Korea Telecom China Co., Ltd.		532		188		930		60
KT Dutch B.V.		34,197		73		166		85
Super iMax LLC		10,308		6,734		10,759		(1,802)
East Telecom LLC		31,885		16,554		27,492		3,257
Korea Telecom America, Inc.		4,464		1,306		7,113		181
PT. KT Indonesia		16		—		—		(7)
KT Rwanda Networks Ltd.		167,112		138,651		13,435		(31,455)
KT Belgium		79,391		7		—		(67)
KT ORS Belgium		2,013		23		—		(46)
KBTO sp.zo.o.		1,166		2,378		21		(2,587)
AOS Ltd.		10,025		3,179		14,481		(1,123)
KT Hongkong Telecommunications Co., Ltd.		1,571		956		1,568		120

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2016, 2017 and 2018

(In millions of Korean won)	2017
	Total assets		Total liabilities		Operating revenue		Profit (loss) for the year
KT Powertel Co., Ltd.	￦	115,125	￦	18,937	￦	69,234	￦	2,112
KT Linkus Co., Ltd.		59,344		51,516		112,043		725
KT Submarine Co., Ltd.		142,797		34,056		73,985		8,243
KT Telecop Co., Ltd.		264,353		131,633		317,591		2,885
KT Hitel Co., Ltd.		258,240		52,943		227,884		3,225
KT Service Bukbu Co., Ltd.		29,281		22,096		194,837		688
KT Service Nambu Co., Ltd.		36,076		26,412		232,996		875
BC Card Co., Ltd.[1]		4,048,263		2,955,038		3,628,995		156,109
H&C Network[1]		273,856		65,446		277,622		16,104
Nasmedia Co., Ltd.[1]		315,967		188,197		120,667		26,676
KTDS Co., Ltd.[1]		144,922		93,343		459,266		11,584
KT M Hows Co., Ltd.		42,738		28,489		24,610		4,097
KT M&S Co., Ltd.		242,388		231,151		734,420		(9,707)
GENIE Music Corporation (KT Music Corporation)		139,686		48,512		156,163		(3,401)
KT Skylife Co., Ltd.[1]		792,893		210,550		687,752		57,314
KT Estate Inc.[1]		1,869,194		502,915		428,446		52,416
KTSB Data service		18,306		605		4,950		(1,651)
KT Sat Co., Ltd.		742,391		220,804		147,649		29,601
KT Sports		11,131		7,805		53,357		(199)
KT Music Contents Fund No.1		13,804		1,041		370		(499)
KT Music Contents Fund No.2		7,500		11		—		(11)
KT-Michigan Global Content Fund		14,575		147		159		(426)
Autopion Co., Ltd.		6,306		3,530		6,679		(618)
KT M mobile		93,601		21,453		159,684		(38,883)
KT Investment Co., Ltd.[1]		54,673		38,313		8,794		(619)
KTCS Corporation[1]		348,334		188,764		968,186		7,385
KTIS Corporation		223,818		62,569		438,597		8,337
Korea Telecom Japan Co., Ltd.[1]		1,554		2,788		2,772		536
Korea Telecom China Co., Ltd.		665		32		1,030		348
KT Dutch B.V.		30,312		50		206		169
Super iMax LLC		3,449		4,886		7,314		(4,584)
East Telecom LLC[1]		11,672		11,748		19,663		(9,118)
Korea Telecom America, Inc.		3,694		791		6,783		109
PT. KT Indonesia		8		—		—		(6)
KT Rwanda Networks Ltd.[2]		151,359		139,561		15,931		(22,762)
KT Belgium		86,455		8		49		(2)
KT ORS Belgium		1,769		14		10		(10)
KBTO sp.zo.o.		3,311		2,268		67		(3,456)
AOS Ltd.[2]		9,437		4,519		8,952		(682)
KT Hongkong Telecommunications Co., Ltd.		2,578		1,497		7,304		494

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2016, 2017 and 2018

(In millions of Korean won)	2018
	Total assets		Total liabilities		Operating revenue		Profit (loss) for the year
KT Powertel Co., Ltd.	￦	124,064	￦	28,217	￦	65,620	￦	(5,545)
KT Linkus Co., Ltd.		54,147		44,895		106,337		1,216
KT Submarine Co., Ltd.		130,715		27,530		61,652		(4,286)
KT Telecop Co., Ltd.		272,492		140,314		328,262		166
KT Hitel Co., Ltd.		272,708		66,043		279,117		657
KT Service Bukbu Co., Ltd.		30,599		23,964		195,961		(31)
KT Service Nambu Co., Ltd.		37,452		27,939		230,088		160
BC Card Co., Ltd.[1]		3,722,379		2,630,536		3,551,715		70,889
H&C Network[1]		245,841		63,188		297,470		(15,944)
Nasmedia Co., Ltd.[1]		303,112		161,164		106,805		20,596
KTDS Co., Ltd.[1]		148,675		95,834		434,302		8,586
KT M Hows Co., Ltd.		60,197		42,386		26,673		3,691
KT M&S Co., Ltd.		228,073		207,740		791,652		11,408
GENIE Music Corporation (KT Music Corporation)		221,559		75,827		171,314		6,374
KT MOS Bukbu Co., Ltd.		14,121		10,571		16,543		(782)
KT MOS Nambu Co., Ltd.		14,313		8,927		14,941		(2,418)
KT Skylife Co., Ltd.[1]		816,001		149,841		694,059		52,010
KT Estate Inc.[1]		1,695,995		304,712		569,269		51,854
KTSB Data service		8,632		523		4,627		(9,576)
KT Sat Co., Ltd.		685,926		173,513		137,186		4,921
KT Sports Co., Ltd.		9,560		6,376		55,565		(154)
KT Music Contents Fund No.1		14,092		1,035		559		294
KT Music Contents Fund No.2		7,629		281		150		(142)
KT-Michigan Global Content Fund		12,741		—		869		(670)
Autopion Co., Ltd.		8,838		5,801		12,035		453
KT M mobile		146,334		35,335		172,674		(10,085)
KT Investment Co., Ltd.[1]		74,580		58,040		8,095		247
KTCS Corporation[1]		350,280		188,561		1,019,787		11,401
KTIS Corporation		229,246		68,997		451,532		7,900
Next connect PFV		385,769		34,370		143		(12,449)
Korea Telecom Japan Co., Ltd.[1]		1,326		2,910		1,965		(126)
Korea Telecom China Co., Ltd.		661		22		681		10
KT Dutch B.V.		31,693		41		191		105
Super iMax LLC		4,150		4,528		4,845		(424)
East Telecom LLC[1]		16,590		14,263		15,087		2,639
Korea Telecom America, Inc.		4,218		832		7,554		350
PT. KT Indonesia		8		—		—		—
KT Rwanda Networks Ltd.[2]		144,129		162,801		15,150		(29,238)
KT Belgium		90,172		1		29		(43)
KT ORS Belgium		6,709		5		—		(46)
KBTO sp.zo.o.		1,364		217		202		(3,771)
AOS Ltd.[2]		14,018		4,952		6,300		(680)
KT Hongkong Telecommunications Co., Ltd.		3,616		2,143		9,990		351

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2016, 2017 and 2018

1	These companies are the intermediate controlling companies of other subsidiaries and the above financial information is from their consolidated financial statements.
2	At the end of the reporting period, convertible preferred stock issued by subsidiaries is included in liabilities.

2.	Significant Accounting Policies

The principal accounting policies applied in the preparation of these consolidated financial statements are set out below. These policies have been consistently applied to all the years presented, unless otherwise stated.

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

Correction	(“revision”) of prior financial statements

During the year 2018, the Group identified errors related to prior years in relation to the under-statement of revenue due to omission of data transferring from billing system to finance system. Pursuant to the guidance of Staff Accounting Bulletin (“SAB”) No. 99, “Materiality”, the Group evaluated the materiality of the misstatement quantitatively and qualitatively and has concluded that the amounts of misstatement were not material to its annual prior periods financial statements or trends of financial results. However, because of the significance of the cumulative out-of-period adjustment to the 2018 fiscal year, the financial statements for years prior to 2018 fiscal year have been revised in accordance with SAB No. 108, “Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements”. See Note 43 for further details on the impact of the revision.

2.2	Changes in Accounting Policy and Disclosures

(1) New and amended standards adopted by the Group

The Group has applied the following standards and amendments for the first time for their annual reporting period commencing January 1, 2018, and the application has following impacts on the consolidated financial statements.

- Amendments to IAS 28 Investments in Associates and Joint Ventures

When an investment in an associate or a joint venture is held by, or is held indirectly through, an entity that is a venture capital organization, or a mutual fund, unit trust and similar entities

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2016, 2017 and 2018

including investment-linked insurance funds, the entity may elect to measure each investment separately at fair value through profit or loss in accordance with IFRS 9. The amendment does not have a significant impact on the financial statements because the Group is not a venture capital organization.

- Amendments to IAS 40 Transfers of Investment Property

The amendment to IAS 40 clarifies that a transfer to, or from, investment property, including property under construction, can only be made if there has been a change in use that is supported by evidence, and the list of evidence for a change of use in the standard was re-characterized as a non-exclusive list of example. The amendment does not have a significant impact on the financial statements.

- Amendments to IFRS 2 Share-based Payment

Amendments to IFRS 2 clarify accounting for a modification to the terms and conditions of a share-based payment that changes the classification of the transaction from cash-settled to equity-settled. Amendments also clarify that the measurement approach should treat the terms and conditions of a cash-settled award in the same way as for an equity-settled award. The amendment does not have a significant impact on the financial statements.

- Enactment of IFRIC 22 Foreign Currency Transaction and Advance Consideration

According to the enactment, the date of the transaction for the purpose of determining the exchange rate to use on initial recognition of the related asset, expense or income (or part of it) is the date on which an entity initially recognizes the non-monetary asset or non-monetary liability arising from the payment or receipt of advance consideration. The enactment does not have a significant impact on the financial statements.

- IFRS 9 Financial Instruments

The Group has applied IFRS 9 Financial Instruments on January 1, 2018, the date of initial application. In accordance with the transitional provisions in IFRS 9, comparative figures have not been restated, and the differences between previous book amounts and book amounts at the date of initial application are recognized to retained earnings. See Note 41 for further details on the impact of the application of the standard.

- IFRS 15 Revenue from Contracts with Customers

The Group has applied IFRS 15 Revenue from Contracts with Customers. In accordance with the transition provisions in IFRS 15, comparative figures have not been restated. The Group elected the modified retrospective approach, and recognized the cumulative impact of initially applying the revenue standard as an adjustment to retained earnings as at January 1, 2018, the period of initial application. See Note 41 for further details on the impact of the application of the standard.

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2016, 2017 and 2018

(2) New standards and interpretations not yet adopted by the Group

Certain new accounting standards and interpretations that have been published that are not mandatory for annual reporting period commencing January 1, 2018 and have not been early adopted by the Group are set out below.

- Amendments to IFRS 16 Leases

IFRS 16 Leases issued on May 22, 2017 is effective for annual periods beginning on or after January 1, 2019, with early adoption permitted. This standard will replace IAS 17 Leases. The Group will apply the standards for annual periods beginning on or after January 1, 2019.

Under the new standard, with implementation of a single lease model, lessee is required to recognize assets and liabilities for all lease which lease term is over 12 months and underlying assets are not low value assets. A lessee is required to recognize a right-of-use asset and a lease liability representing its obligation to make lease payments.

The Group performed an impact assessment to identify potential financial effects of applying IFRS 16. The Group is analyzing the effects on the financial statements based on available information as at December 31, 2018 to identify effects on 2019 financial statements.

The Group will adopt IFRS 16 Leases effective January 1, 2019 using a modified retrospective method and will not restate comparative periods. The Group will carry forward the assessment of whether our contracts contain or are leases, classification of our leases and remaining lease terms. Based on the Group’s portfolio of leases as at December 31, 2018, approximately KRW 616,759 million of lease assets and liabilities will be recognized on the consolidated statement of financial position upon adoption. In the statement of cash flows, the repayment portion of the lease payments from existing operating leases will reduce net cash from/used in financing activities and no longer affect net cash from operating activities. Only the interest payments will remain in net cash from operating activities, the total of which will rise.

- Amendments to IFRS 9 Financial Instruments

The narrow-scope amendments made to IFRS 9 Financial Instruments enable entities to measure certain prepayable financial assets with negative compensation at amortized cost. When a modification of a financial liability measured at amortized cost that does not result in the derecognition, a modification gain or loss shall be recognized in profit or loss. These amendments will be applied for annual periods beginning on or after January 1, 2019, with early adoption permitted.

- Amendments to IAS 19 Employee Benefits

The amendments require that an entity shall calculate current service cost and net interest for the remainder of the reporting period after a plan amendment, curtailment or settlement based on updated actuarial assumptions from the date of the change. The amendments also require that a reduction in a surplus must be recognized in profit or loss even if that surplus was not previously recognized because of the impact of the asset ceiling. The amendments are effective for plan amendments, curtailments and settlements occurring in reporting periods that begin on or after January 1, 2019.

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2016, 2017 and 2018

- Amendments to IAS 28 Investments in Associates and Joint Ventures

The amendments clarify that an entity shall apply IFRS 9 to financial instruments in an associate or joint venture to which the equity method is not applied. These include long-term interests that, in substance, form part of the entity’s net investment in an associate or joint venture. These amendments will be applied for annual periods beginning on or after January 1, 2019, with early adoption permitted. In accordance with the transitional provisions in IFRS 9, the restatement of the comparative information is not required and the cumulative effects of initially applying the amendments retrospectively should be recognized in the beginning balance of retained earnings (or other components of equity, as appropriate) at the date of initial application.

- Enactment to IFRIC 23 Uncertainty over Income Tax Treatments

The Interpretation explains how to recognize and measure deferred and current income tax assets and liabilities where there is uncertainty over a tax treatment, and includes guidance on how to determine whether each uncertain tax treatment is considered separately or together. It also presents examples of circumstances where a judgement or estimate is required to be reassessed. This Interpretation will be applied for annual periods beginning on or after January 1, 2019, and an entity can either restate the comparative financial statements retrospectively or recognize the cumulative effect of initially applying the Interpretation as an adjustment in the beginning balance at the date of initial application.

- Annual Improvements to IFRS 2015 – 2017 Cycle:

•	IFRS 3 Business Combination

The amendments clarify that when a party to a joint arrangement obtains control of a business that is a joint operation, and had rights to the assets and obligations for the liabilities relating to that joint operation immediately before the acquisition date, the transaction is a business combination achieved in stages. In such cases, the acquirer shall remeasure its entire previously held interest in the joint operation. These amendments will be applied to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after January 1, 2019, with early adoption permitted.

•	IFRS 11 Joint Agreements

The amendments clarify that when a party that participates in, but does not have joint control of, a joint operation might obtain joint control of the joint operation in which the activity of the joint operation constitutes a business. In such cases, previously held interests in the joint operation are not remeasured. These amendments will be applied to transactions in which an entity obtains joint control on or after the beginning of the first annual reporting period beginning on or after January 1, 2019, with early adoption permitted.

•	Paragraph 57A of IAS 12 Income Tax

The amendment is applied to all the income tax consequences of dividends and requires an entity to recognize the income tax consequences of dividends in profit or loss, other comprehensive income or equity according to where the entity originally recognized those past transactions or events. These amendments will be applied for annual reporting periods beginning on or after January 1, 2019, with early adoption permitted.

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2016, 2017 and 2018

•	IAS 23 Borrowing Costs

The amendments clarify that if a specific borrowing remains outstanding after the related qualifying asset is ready for its intended use (or sale), it becomes part of general borrowings. These amendments will be applied to borrowing costs incurred on or after the beginning of the first annual reporting period beginning on or after January 1, 2019, with early adoption permitted.

2.3	Consolidation

The Group has prepared the consolidated financial statements in accordance with IFRS 10 Consolidated Financial Statements.

(1) Subsidiaries

Subsidiaries are all entities (including special purpose entities (“SPEs”)) over which the Group has control. The Group controls an entity when the Group is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power to direct the activities of the entity. Subsidiaries are fully consolidated from the date on which control is transferred to the Group. They are deconsolidated from the date that control ceases.

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

The excess of consideration transferred, amount of any non-controlling interest in the acquired entity and acquisition-date fair value of any previous equity interest in the acquired entity over the fair value of the net identifiable assets acquired is recoded as goodwill. If those amounts are less than the fair value of the net identifiable assets of the business acquired, the difference is recognized directly in the profit or loss as a bargain purchase.

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

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2016, 2017 and 2018

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

Information of each operating segment is reported in a manner consistent with the business segment reporting provided to the chief operating decision-maker (Note 34). The chief operating decision-maker is responsible for allocating resources and assessing performance of the operating segments.

2.5	Foreign Currency Translation

(1) Functional and presentation currency

Items included in the financial statements of each of the Group’s entities are measured using the currency of the primary economic environment in which each entity operates (the “functional currency”). The consolidated financial statements are presented in Korean won, which is the Parent Company’s functional and presentation currency.

(2) Transactions and balances

Foreign currency transactions are translated into the functional currency using the exchange rates at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation of monetary assets and liabilities denominated in foreign currencies at year end exchange rates are generally recognized in profit or loss. They are deferred in other comprehensive income if they relate to qualifying cash flow hedges and qualifying effective portion of net investment hedges, or are attributable to monetary part of the net investment in a foreign operation.

Foreign exchange gains and losses are presented in the statement of profit or loss, within finance costs.

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2016, 2017 and 2018

Non-monetary items that are measured at fair value in a foreign currency are translated using the exchange rates at the date when the fair value was determined. Translation differences on assets and liabilities carried at fair value are reported as part of the fair value gain or loss. For example, translation differences on non-monetary assets and liabilities such as equities held at fair value through profit or loss are recognized in profit or loss as part of the fair value gain or loss and translation differences on non-monetary assets such as equities classified as equity instruments at fair value through other comprehensive income are recognized in other comprehensive income.

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

2.7	Financial Assets

(1) Classification

From January 1, 2018, the Group classifies its financial assets in the following measurement categories:

•	those to be measured at fair value through profit or loss

•	those to be measured at fair value through other comprehensive income, and

•	those to be measured at amortized cost.

The classification depends on the Group’s business model for managing the financial assets and the contractual terms of the cash flows.

For financial assets measured at fair value, gains and losses will either be recorded in profit or loss or other comprehensive income. For investments in debt instruments, this will depend on the business model in which the investment is held. The Group reclassifies debt investments when, and only when its business model for managing those assets changes.

For investments in equity instruments that are not held for trading, this will depend on whether the Group has made an irrevocable election at the time of initial recognition to account for the equity investment at fair value through other comprehensive income. Changes in fair value of the investments in equity instruments that are not accounted for as other comprehensive income are recognized in profit or loss.

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2016, 2017 and 2018

(2) Measurement

At initial recognition, the Group measures a financial asset at its fair value plus, in the case of a financial asset not at fair value through profit or loss, transaction costs that are directly attributable to the acquisition of the financial asset. Transaction costs of financial assets carried at fair value through profit or loss are expensed in profit or loss.

Hybrid (combined) contracts with embedded derivatives are considered in their entirety when determining whether their cash flows are solely payment of principal and interest.

A. Debt instruments

Subsequent measurement of debt instruments depends on the Group’s business model for managing the asset and the cash flow characteristics of the asset. The Group classifies its debt instruments into one of the following three measurement categories:

•

Amortized cost: Assets that are held for collection of contractual cash flows where those cash flows represent solely payments of principal and interest are measured at amortized cost. A gain or loss on a debt investment that is subsequently measured at amortized cost and is not part of a hedging relationship is recognized in profit or loss when the asset is derecognized or impaired. Interest income from these financial assets is included in ‘finance income’ using the effective interest rate method.

•

Fair value through other comprehensive income: Assets that are held for collection of contractual cash flows and for selling the financial assets, where the assets’ cash flows represent solely payments of principal and interest, are measured at fair value through other comprehensive income. Movements in the carrying amount are taken through other comprehensive income, except for the recognition of impairment loss (and reversal of impairment loss), interest income and foreign exchange gains and losses which are recognized in profit or loss. When the financial asset is derecognized, the cumulative gain or loss previously recognized in other comprehensive income is reclassified from equity to profit or loss. Interest income from these financial assets is included in ‘finance income’ using the effective interest rate method. Foreign exchange gains and losses are presented in ‘finance income or finance costs’ and impairment loss in ‘finance costs or operating expenses’.

•

Fair value through profit or loss: Assets that do not meet the criteria for amortized cost or fair value through other comprehensive income are measured at fair value through profit or loss. A gain or loss on a debt investment that is subsequently measured at fair value through profit or loss and is not part of a hedging relationship is recognized in profit or loss and presented net in the statement of profit or loss within ‘finance income or finance costs’ in the period in which it arises.

B. Equity instruments

The Group subsequently measures all equity investments at fair value. Where the Group’s management has elected to present fair value gains and losses on equity investments in other comprehensive income, there is no subsequent reclassification of fair value gains and losses to profit or loss following the derecognition of the investment. Dividends from such investments continue to be recognized in profit or loss as ‘finance income’ when the Group’s right to receive payments is established.

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2016, 2017 and 2018

Changes in the fair value of financial assets at fair value through profit or loss are recognized in ‘finance income or finance costs’ in the statement of profit or loss as applicable. Impairment loss (and reversal of impairment loss) on equity investments measured at fair value through other comprehensive income are not reported separately from other changes in fair value.

(3) Impairment

The Group assesses on a forward looking basis the expected credit losses associated with its debt instruments carried at amortized cost and fair value through other comprehensive income. The impairment methodology applied depends on whether there has been a significant increase in credit risk. For trade receivables and lease receivables, the Group applies the simplified approach, which requires expected lifetime credit losses to be recognized from initial recognition of the receivables.

(4) Recognition and Derecognition

Regular way purchases and sales of financial assets are recognized or derecognized on trade-date, the date on which the Group commits to purchase or sell the asset. Financial assets are derecognized when the rights to receive cash flows from the financial assets have expired or have been transferred and the Group has transferred substantially all the risks and rewards of ownership.

If a transfer does not result in derecognition because the Group has retained substantially all the risks and rewards of ownership of the transferred asset, the Group continues to recognize the transferred asset in its entirety and recognizes a financial liability for the consideration received.

(5) Offsetting of financial instruments

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

Derivatives are initially recognized at fair value on the date a derivative contract is entered into and are subsequently remeasured to their fair value at the end of each reporting period. The accounting for subsequent changes in fair value depends on whether the derivative is designated as a hedging instrument, and if so, the nature of the item being hedged. The Group has hedge relationships and designates certain derivatives as:

•	hedges of a particular risk associated with the cash flows of recognized assets and liabilities and highly probable forecast transactions (cash flow hedges)

At inception of the hedge relationship, the Group documents the economic relationship between hedging instruments and hedged items including whether changes in the cash flows of the hedging instruments are expected to offset changes in the cash flows of hedged items.

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2016, 2017 and 2018

The fair values of derivative financial instruments designated in hedge relationships are disclosed in Note 37.

The full fair value of a hedging derivative is classified as a non-current asset or liability when the remaining maturity of the hedged item is more than 12 months; it is classified as a current asset or liability when the remaining maturity of the hedged item is less than 12 months. A non-derivative financial asset and a non-derivative financial liability is classified as a current or non-current based on its expected maturity and its settlement, respectively.

The effective portion of changes in fair value of derivatives that are designated and qualify as cash flow hedges is recognized in the cash flow hedge reserve within equity, and the ineffective portion is recognized in ‘finance income (costs)’.

Amounts of changes in fair value of effective hedging instruments accumulated in equity are recognized as ‘finance income (costs)’ for the periods when the corresponding transactions affect profit or loss.

When a hedging instrument expires, or is sold, terminated, exercised, or when a hedge no longer meets the criteria for hedge accounting, any accumulated cash flow hedge reserve at that time remains in equity until the forecast transaction occurs, resulting in the recognition of a non-financial asset such as inventory. When the forecast transaction is no longer expected to occur, the cash flow hedge reserve and deferred costs of hedging that were reported in equity are immediately reclassified to profit or loss.

2.9	Trade Receivables

Trade receivables are recognized initially at fair value and subsequently measured at amortized cost using the effective interest method, less loss allowance. See Note 6 for further information about the Group’s accounting for trade receivables and Note 2.7 (3) for a description of the Group’s impairment policies.

2.10	Inventories

Inventories are stated at the lower of cost and net realizable value. Cost is determined using the moving average method, except for inventories in-transit which is determined using the specific identification method.

2.11	Non-current Assets (or Disposal Group) Held-for-sale

Non-current assets (or disposal group) are classified as held for sale when their carrying amount will be recovered principally through a sale transaction rather than through continuing use and a sale is considered highly probable. The assets are measured at the lower amount between their carrying amount and the fair value less costs to sell.

2.12	Property and Equipment

Property and equipment are stated at historical cost less accumulated depreciation and accumulated impairment losses. Historical cost includes expenditures that is directly attributable to the acquisition of the items.

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2016, 2017 and 2018

Depreciation of all property, plant and equipment, except for land, is calculated using the straight-line method to allocate their cost, net of their residual values, over their estimated useful lives as follows:

Estimated Useful Life
Buildings	5 – 40 years
Structures	5 – 40 years
Machinery and equipment (Telecommunications equipment and others)	2 – 40 years
Others
Vehicles	4 – 6 years
Tools	4 – 6 years
Office equipment	2 – 6 years

The depreciation method, residual values and useful lives of property and equipment are reviewed at the end of each reporting period and, if appropriate, accounted for as changes in accounting estimates.

2.13	Investment Property

Investment property is a property held to earn rentals or for capital appreciation. An investment property is measured initially at its cost. After recognition as an asset, investment property is carried at cost less accumulated depreciation and impairment losses. Investment property, except for land, is depreciated using the straight-line method over their useful lives from 10 to 40 years.

2.14	Intangible Assets

(1) Goodwill

Goodwill is measured as explained in Note 2.3 (a) and goodwill arising from acquisition of subsidiaries and business are included in intangible assets. Goodwill is tested annually for impairment and carried at cost less accumulated impairment losses. Gains and losses on the disposal of subsidiaries and business include the carrying amount of goodwill relating to the subsidiaries and business sold.

For the purpose of impairment testing, goodwill acquired in a business combination is allocated to each of the CGUs, or group of CGUs, that is expected to benefit from the synergies of the combination. Goodwill is monitored at the operating segment level.

Goodwill impairment reviews are undertaken annually or more frequently if events or changes in circumstances indicate a potential impairment. The carrying amount of goodwill is compared to the recoverable amount, which is the higher of value in use and the fair value less costs to sell. Any impairment is recognized immediately as an expense and is not subsequently reversed.

(2) Intangible assets except goodwill

Intangible assets, except for goodwill, are initially recognized at its historical cost, and carried at cost less accumulated amortization and accumulated impairment losses. Membership rights (condominium membership and golf membership) that have an indefinite useful life are not subject to amortization because there is no foreseeable limit to the period over which the assets are

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2016, 2017 and 2018

expected to be utilized. The Group amortizes intangible assets with a limited useful life using the straight-line method over the following periods:

Estimated Useful Life
Development costs	5 – 6 years
Software	6 years
Industrial property rights	5 – 50 years
Frequency usage rights	5 – 10 years
Others[1]	2 – 50 years

[1]	Membership rights (condominium membership and golf membership) and broadcast license included in others are classified as intangible assets with indefinite useful life.

2.15	Borrowing Costs

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

2.16	Government Grants

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

2.17	Impairment of Non-Financial Assets

Goodwill and intangible assets that have an indefinite useful life are not subject to amortization and are tested annually for impairment, or more frequently if events or changes in circumstances indicate that they might be impaired. Other assets are tested for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognized for the amount by which the asset’s carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset’s fair value less costs of disposal and value in use. Non-financial assets other than goodwill that suffered an impairment are reviewed for possible reversal of the impairment at the end of each reporting period.

2.18	Trade and other payables

These amounts represent liabilities for goods and services provided to the Group prior to the end of reporting period which are unpaid. Trade and other payables are presented as current liabilities, unless payment is not due within 12 months after the reporting period. They are recognized initially at their fair value and subsequently measured at amortized cost using the effective interest method.

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2016, 2017 and 2018

2.19	Financial Liabilities

(1) Classification and measurement

The Group’s financial liabilities at fair value through profit or loss are financial instruments held for trading. A financial liability is held for trading if it is incurred principally for the purpose of repurchasing in the near term. Derivatives that are not designated as hedging instruments or derivatives separated from financial instruments containing embedded derivatives are also categorized as held for trading.

The Group classifies non-derivative financial liabilities, except for financial liabilities at fair value through profit or loss, financial guarantee contracts and financial liabilities that arise when a transfer of financial assets does not qualify for derecognition, as financial liabilities carried at amortized cost and present as ‘trade payables’, ‘borrowings’ and ‘other financial liabilities’ in the statement of financial position.

Preferred shares that require mandatory redemption at a particular date are classified as liabilities. Interest expenses on these preferred shares using the effective interest method are recognized in the statement of profit or loss as ‘finance costs’, together with interest expenses recognized from other financial liabilities.

(2) Derecognition

Financial liabilities are removed from the statement of financial position when it is extinguished; for example, when the obligation specified in the contract is discharged or cancelled or expired or when the terms of an existing financial liability are substantially modified. The difference between the carrying amount of a financial liability extinguished or transferred to another party and the consideration paid (including any non-cash assets transferred or liabilities assumed) is recognized in profit or loss.

2.20	Financial Guarantee Contracts

Financial guarantee contracts are recognized as a financial liability at the time the guarantee is issued. The liability is initially measured at fair value, subsequently at the higher of following and recognized in the statement of financial position within ‘other financial liabilities’.

•	the amount determined in accordance with the expected credit loss model under IFRS 9 Financial Instruments and

•	the amount initially recognized less, where appropriate, the cumulative amount of income recognized in accordance with IFRS 15 Revenue from Contracts with Customers

2.21	Employee Benefits

(1) Post-employment benefits

The Group operates both defined contribution and defined benefit pension plans.

A defined contribution plan is a pension plan under which the Group pays fixed contributions into a separate entity. The contributions are recognized as employee benefit expenses when an employee has rendered service.

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2016, 2017 and 2018

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

(3) Long-term employee benefits

Certain entities within the Group provide long-term employee benefits that are entitled to employees with service period for ten years and above. The expected costs of these benefits are accrued over the period of employment using the same accounting methodology as used for defined benefit pension plans. The Group recognizes service cost, net interest on other long-term employee benefits and remeasurements as profit or loss for the year. These liabilities are valued annually by an independent qualified actuary.

2.22	Share-based payments

Equity-settled share-based payment is recognized at fair value of equity instruments granted, and employee benefit expense is recognized over the vesting period. At the end of each period, the Group revises its estimates of the number of options that are expected to vest based on the non-market vesting and service conditions. It recognizes the impact of the revision to original estimates, if any, in profit or loss, with a corresponding adjustment to equity.

2.23	Provisions

Provisions for service warranties, make good obligation, and legal claims are recognized when the Group has a present legal or constructive obligation as a result of past events, it is probable that an outflow of resources will be required to settle the obligation and the amount can be reliably estimated. Provisions are measured at the present value of management’s best estimate of the expenditure required to settle the present obligation at the end of the reporting period, and the increase in the provision due to the passage of time is recognized as interest expense.

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2016, 2017 and 2018

2.24	Leases

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

2.25	Share Capital

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

2.26	Revenue Recognition

In May 2014, the IASB issued IFRS 15, which replaced IAS 18. This standard is applicable to years beginning on or after January 1, 2018. The Group adopted IFRS 15 retrospectively, with the cumulative effects of the initial application being recognized on the date of the initial application, on January 1, 2018. Accordingly, as provided for in this standard, the Group recorded the cumulative effect as at the date of the initial application of the standard as an adjustment to the initial balance in the retained earnings. In accordance with this transition method, the entity applied this pronouncement retrospectively only for contracts that are still in force as at the date of the initial application.

(1) Identification of contracts

The Group performed a comprehensive review of the commercial offers in force, in order to identify the principal contractual clauses and other contractual elements that may be significant regarding the adoption of the new accounting standard.

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2016, 2017 and 2018

(2) Identifying performance obligations

With the application of IFRS 15, the Group identifies performance obligations with a customer such as mobile and fixed-line service, Media and content services, financial services and sale of goods. Accordingly, the Group will recognize revenue when, or to the extent that, it satisfies the performance obligations by transferring the goods or services that were promised to the customer.

Mobile and fixed-line service

Telecommunication service revenues include mobile and fixed-line(e.g., fixed-line and VoIP telephone, broadband internet access services and data communication services). These services represent a series of distinct services that is considered a separate performance obligation. Service revenue is recognized when services are provided, based upon either usage (e.g., minutes of traffic/bytes of data processed) or period of time (e.g., monthly service fees).

Media and content services

Revenue from media and content services primarily consists of installation fees and basic monthly charges of IPTV and satellite TV services, as well as revenue from digital content distribution, digital music streaming and downloading.

Media and contents services revenue are recognized when services are provided, based upon either usage or period of time.

Financial services

Financial services primarily include commissions for merchant fees paid by merchants to credit card companies for processing transactions. Revenue from the commission is recognized when the service obligation is performed.

Sale of goods

Revenue from sale of goods, primarily handsets related to our mobile services is recognized when a performance obligation is satisfied by transferring promised goods to customers.

(3) Allocation the transaction price and Revenue recognition

With the application of IFRS 15, the Group allocates the transaction price to each performance obligation identified in the contract based on a relative stand-alone selling prices of the goods or services being provided to the customer.

The Group verified the existence of two main performance obligations: (i) telecommunication services; and (ii) selling handsets.

To allocate the transaction price to each performance obligation on a relative stand-alone price basis, the Group determines the stand-alone selling price at contract inception of the distinct good or service underlying each performance obligation in the contract and allocate the transaction price in proportion to those stand-alone selling price. The standalone selling price is the price at which the Group would sell a promised good or service separately to the customer. The best evidence of a stand-alone selling price is the observable price of a good or service when the

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2016, 2017 and 2018

Group sells that good or service separately in similar circumstances and to similar customers. The Group recognizes the allocated amount as contract assets or contract liabilities, and amortizes it through the remaining period which is adjusted in operating income.

The adoption of the new revenue standard in some cases resulted in the early recognition of revenue from the sale of handsets, which are usually recognized upon the transfer of control to the customer, basically due to the allocation of discounts between the performance obligations arising from the sale of plans that include mobile services as well as handsets. The difference between the carrying value of sales of handsets, and the amount received from the customer is recorded as a contractual asset and/or liability at the beginning of the contract. Revenue from telecommunication services, in turn, will be recognized in the statement of income based on the allocation of the transaction price, and to the extent that services are being provided to customers in monthly basis.

(4) Incremental contract acquisition costs

The Group pays the commission fees to authorized dealers when new customer subscribe for telecommunication services. The incremental contract acquisition costs are those commission fess that the Group incurs to acquire a contract with a customer that it would not have incurred if the contract had not been acquired. According to IFRS 15, the Group recognizes as an asset the incremental contract acquisition costs and amortize it over the expected period of benefit. However, as a practical expedient, the Group may recognize the incremental contract acquisition costs as an expense when incurred if the amortization period of the asset is one year or less.

2.27	Current and Deferred Income Tax

The tax expense for the period consists of current and deferred tax. Current and deferred tax is recognized in profit or loss, except to the extent that it relates to items recognized in other comprehensive income or directly in equity. In this case, the tax is also recognized in other comprehensive income or directly in equity, respectively.

The tax expense is measured at the amount expected to be paid to the taxation authorities, using the tax rates (and tax laws) that have been enacted or substantively enacted by the end of the reporting period.

Management periodically evaluates tax policies that are applied in tax returns in which applicable tax regulation is subject to interpretation. The Group recognizes current income tax on the basis of the amount expected to be paid to the tax authorities.

Deferred income tax is provided in full, using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the consolidated financial statements. However, deferred income tax is not accounted for if it arises from initial recognition of an asset or liability in a transaction other than a business combination that at the time of the transaction affects neither accounting nor taxable profit or loss.

Deferred tax assets are recognized only if it is probable that future taxable amount will be available to utilize those temporary differences and losses.

The Group recognizes a deferred tax liability all taxable temporary differences associated with investments in subsidiaries, associates, and interests in joint arrangements, except to the extent that the Group is able to control the timing of the reversal of the temporary difference and it is probable that the temporary difference will not reverse in the foreseeable future. In addition, The Group recognizes a deferred tax asset for all deductible temporary differences arising from such

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2016, 2017 and 2018

investments to the extent that it is probable the temporary difference will reverse in the foreseeable future and taxable profit will be available against which the temporary difference can be utilized.

Deferred tax assets and liabilities are offset when there is a legally enforceable right to offset current tax assets and liabilities and when the deferred tax balances relate to the same taxation authority. Current tax assets and tax liabilities are offset where the entity has a legally enforceable right to offset and intends either to settle on a net basis.

The Group adopts the consolidated corporate tax return and calculates income tax expenses and income tax liabilities of the Group based on systematic and reasonable methods.

2.28	Dividend

Dividend distribution to the Group’s shareholders is recognized as a liability in the financial statements in the period in which the dividends are approved by the Group’s shareholders.

2.29	Approval of the Financial Statements

The consolidated financial statements 2018 were approved for issue by the Board of Directors on March 29, 2019.

3.	Critical Accounting Estimates and Assumptions

The preparation of financial statements requires the Group to make estimates and assumptions concerning the future. Management also needs to exercise judgement in applying the Group’s accounting policies. Estimates and assumptions are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. As the resulting accounting estimates will, by definition, seldom equal the related actual results, it can contain a significant risk of causing a material adjustment.

The estimates and assumptions that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year are discussed below. Additional information of significant judgement and assumptions of certain items are included in relevant notes.

3.1	Estimated Goodwill Impairment

The Group tests whether goodwill has suffered any impairment on an annual basis. The recoverable amount of cash-generating units (CGUs) is determined based on value-in-use calculations (Note 13).

3.2	Income Taxes

If certain portion of the taxable income is not used for investments or increase in wages or dividends in accordance with the Tax System For Recirculation of Corporate Income, the Group is liable to pay additional income tax calculated based on the tax laws. Accordingly, the measurement of current and deferred income tax is affected by the tax effects from the new tax system. As the Group’s income tax is dependent on the investments, increase in wages and dividends, there is an uncertainty measuring the final tax effects.

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2016, 2017 and 2018

3.3	Fair Value of Derivatives and Financial Instruments

The fair value of financial instruments that are not traded in an active market is determined by using valuation techniques. The Group uses its judgment to select a variety of methods and make assumptions that are mainly based on market conditions existing at the end of each reporting period (Note 37).

3.4	Impairment of Financial Assets

The provision for impairment for financial assets are based on assumptions about risk of default and expected loss rates. The Group uses judgement in making these assumptions and selecting the inputs to the impairment calculation based on the Group’s past history, existing market conditions as well as forward looking estimates at the end of each reporting period.

3.5	Net Defined Benefit Liability

The present value of net defined benefit liability depends on a number of factors that are determined on an actuarial basis using a number of assumptions including the discount rate (Note 18).

3.6	Amortization of Contract Assets, Contract Liabilities and Contract Cost Assets

Contract assets, contract liabilities and contract cost assets recognized under the application of IFRS 15 are amortized over the expected periods of customer relationships which are from 20 months to 34 months. The estimate of the expected terms of customer relationship is based on the historical data. If management’s estimate changes, it may cause significant differences in the timing of revenue recognition and amounts recognized.

3.7	Provisions

As described in Note 17, the Group records provisions for litigation and assets retirement obligations at the end of the reporting period. The provisions are estimated based on the factors such as the historical experiences.

3.8	Useful Lives of Property and Equipment and Investment Property

The property and equipment, intangible assets, and investment properties, excluding land, goodwill, condominium memberships, golf club memberships and broadcast license, are depreciated using the straight-line method over their useful lives. The estimated useful lives are determined based on expected usage of the assets and the estimates can be materially affected by technical changes and other factors. The Group will increase depreciation expenses if the useful lives are considered shorter than the previously estimated useful lives.

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2016, 2017 and 2018

4.	Financial Instruments by Category

Financial instruments by category as at December 31, 2017 and 2018, are as follows:

(In millions of Korean won)	December 31, 2017
Financial assets	Loans and receivables		Assets at fair value through profit and loss		Derivatives used for hedge		Available- for-sale		Held-to- Maturity		Total
Cash and cash equivalents	￦	1,928,182	￦	—	￦	—	￦	—	￦	—	￦	1,928,182
Trade and other receivables		6,793,397		—		—		—		—		6,793,397
Other financial assets		1,333,317		5,813		7,389		380,953		151		1,727,623

(In millions of Korean won)	December 31, 2017
Financial liabilities	Liabilities at fair value through profit and loss		Derivatives used for hedge		Financial liabilities at amortized cost		Total
Trade and other payables	￦	—	￦	—	￦	8,427,457	￦	8,427,457
Borrowings		—		—		6,683,662		6,683,662
Other financial liabilities		5,051		93,770		87,670		186,491

(In millions of Korean won)	December 31, 2018
Financial assets	Financial assets at amortized cost		Financial assets at fair value through profit or loss		Financial assets at fair value through other comprehensive income		Derivatives used for hedging		Total
Cash and cash equivalents	￦	2,703,422	￦	—	￦	—	￦	—	￦	2,703,422
Trade and other receivables		5,425,996		—		1,097,348		—		6,523,344
Other financial assets		484,271		777,685		326,157		29,843		1,617,956

(In millions of Korean won)	December 31, 2018
Financial liabilities	Financial liabilities at amortized cost		Financial liabilities at fair values through profit and loss		Derivatives used for hedging		Total
Trade and other payables	￦	8,521,379	￦	—	￦	—	￦	8,521,379
Borrowings		6,648,293		—		—		6,648,293
Other financial liabilities		99,330		7,758		57,308		164,396

Gains or losses arising from financial instruments by category for the years ended December 31, 2016, 2017 and 2018, are as follows:

(In millions of Korean won)	2016		2017		2018
Financial assets at amortized cost
Interest income[1]	￦	129,813	￦	108,608	￦	93,233
Gain(loss) on foreign currency transaction[4]		(7,493)		(11,949)		19,396
Gain(loss) on foreign currency translation		3,083		(12,354)		(2,901)
Gain(loss) on disposal		(15,838)		(20,351)		44
Loss on valuation		(92,589)		(44,219)		(110,544)
Financial assets at fair value through profit or loss
Interest income[1]		—		—		9,194

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2016, 2017 and 2018

(In millions of Korean won)	2016		2017		2018
Dividend income		—		—		1,207
Gain on valuation		—		—		10,768
Gain on disposal		—		—		1,713
Financial assets at fair value through other comprehensive income
Interest income[1]		—		—		163,390
Dividend income		—		—		1,704
Impairment loss		—		—		(2,416)
Loss on disposal		—		—		(13,818)
Other comprehensive income for the year[2]		—		—		43,811
Assets at fair value through profit or loss
Dividend income		—		1		—
Gain on disposal		186		153		—
Loss on valuation		(7,184)		(464)		—
Derivatives used for hedging
Gain(loss) on transaction		—		(58,569)		7,272
Gain(loss) on valuation		109,436		(63,640)		22,065
Other comprehensive income for the year[2]		60,501		(44,429)		20,078
Reclassified to profit or loss from other comprehensive income for the year[2,3]		(71,915)		50,231		(15,891)
Available-for-sale
Interest income[1]		40		453		—
Dividend income		3,926		5,174		—
Gain on disposal		22,695		89,598		—
Impairment loss		(966)		(6,137)		—
Other comprehensive income for the year[2]		10,925		51,235		—
Reclassified to profit or loss from other comprehensive income for the year[2]		(3,840)		(55,450)		—
Held-to-Maturity
Interest income[1,4]		213		—		—
Financial liabilities at fair value through profit or loss
Loss on disposal		(632)		—		—
Gain(loss) on valuation		33		(3,078)		(2,708)
Derivatives used for hedging
Gain on transactions		8,329		—		20,678
Loss on valuation		(138)		(145,885)		42,195
Other comprehensive income for the year[2]		4,295		(66,624)		(2,810)
Reclassified to profit or loss from other comprehensive income for the year[2,3]		(3,956)		91,698		(28,388)
Financial liabilities at amortized cost
Interest expense[1]		(337,219)		(302,464)		(296,894)
Gain(loss) on repayment		—		—		(15)
Gain(loss) foreign currency transaction[4]		(7,518)		62,347		(30,956)
Gain(loss) foreign currency translation		(112,864)		225,695		(66,050)
Total	￦	(308,677)	￦	(150,420)	￦	(116,643)

1

BC Card, a subsidiary of the Group, recognized interest income as operating revenue. Interest income recognized as operating revenue is ￦21,021 million (2016: ￦14,380 million, 2017: ￦15,561 million) for the year ended December 31, 2018.

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2016, 2017 and 2018

2	The amounts directly reflected in equity after adjustments of deferred income tax.
3

During the year, certain derivatives of the Group were settled and the related gain or loss on valuation of cash flow hedge in other comprehensive income was reclassified to profit or loss for the year.

4

BC Card recognized gain/loss on foreign currency transaction as operating income and expenses. During the year, related gain/loss on foreign currency transaction recognized as operating income and expense is ￦20,422 million (2016: (-) ￦1,987 million, 2017: ￦11,049 million).

5.	Cash and Cash Equivalents

Restricted cash and cash equivalents as at December 31, 2017 and 2018, are as follows:

(In millions of Korean won)	Type	December 31, 2017	December 31, 2018	Description
Restricted cash and cash equivalents	Restricted deposit	￦16,837	￦23,970	Deposit restricted for governmental project and others

Cash and cash equivalents in the statement of financial position equal to cash and cash equivalents in the statement of cash flows.

6.	Trade and Other Receivables

Trade and other receivables as at December 31, 2017 and 2018 are as follows:

	December 31, 2017
(In millions of Korean won)	Total amounts		Allowance for doubtful accounts		Present value discount		Carrying amount
Current assets
Trade receivables	￦	3,405,947	￦	(438,817)	￦	(7,508)	￦	2,959,622
Other receivables		3,071,532		(66,402)		(187)		3,004,943

	￦	6,477,479	￦	(505,219)	￦	(7,695)	￦	5,964,565

Non-current assets
Trade receivables	￦	366,108	￦	(610)	￦	(12,803)	￦	352,695
Other receivables		522,458		(17,970)		(28,351)		476,137

	￦	888,566	￦	(18,580)	￦	(41,154)	￦	828,832

	December 31, 2018
(In millions of Korean won)	Total amounts		Expected credit losses		Present value discount		Carrying amount
Current assets
Trade receivables	￦	3,422,086	￦	(357,548)	￦	(9,873)	￦	3,054,665
Other receivables		2,700,792		(74,948)		(160)		2,625,684

	￦	6,122,878	￦	(432,496)	￦	(10,033)	￦	5,680,349

Non-current assets
Trade receivables	￦	402,027	￦	(2,376)	￦	(17,970)	￦	381,681
Other receivables		506,061		(18,874)		(25,873)		461,314

	￦	908,088	￦	(21,250)	￦	(43,843)	￦	842,995

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2016, 2017 and 2018

The fair values of trade and other receivables with original maturities less than one year equal to their carrying amounts because the discounting effect is immaterial. The fair value of trade and other receivables with original maturities longer than one year, which are mainly from sales of goods, is determined discounting the expected future cash flow at the weighted average interest rate.

Details of changes in allowance for doubtful accounts the years ended December 31, 2016, 2017 and 2018, are as follows:

	2016				2017				2018
(In millions of Korean won)	Trade receivables		Other receivables		Trade receivables		Other receivables		Trade receivables		Other receivables
Beginning balance	￦	468,741	￦	250,842	￦	470,871	￦	141,616	￦	439,427	￦	84,372
Provision		84,975		7,736		38,888		5,809		91,282		21,783
Reversal or written-off		(80,518)		(108,638)		(70,121)		(61,220)		(170,597)		(14,520)
Changes in the scope of consolidation		215		56		(107)		(35)		—		—
Others		(2,542)		(8,380)		(104)		(1,798)		(188)		2,187

Ending balance	￦	470,871	￦	141,616	￦	439,427	￦	84,372	￦	359,924	￦	93,822

Provisions for impairment on trade and other receivables are recognized as operating expenses and finance costs.

Details of other receivables as at December 31, 2017 and 2018, are as follows:

(In millions of Korean won)	December 31, 2017		December 31, 2018
Loans	￦	84,682	￦	88,476
Receivables[1]		3,000,849		2,612,753
Accrued income		12,186		10,171
Refundable deposits		391,458		370,481
Loans receivable		34,273		54,952
Finance lease receivables		20,526		22,230
Others		21,478		21,757
Less: Allowance for doubtful accounts		(84,372)		(93,822)

	￦	3,481,080	￦	3,086,998

1	The settlement receivables of BC Card Co., Ltd. of ￦1,895,575 million (2017: ￦2,262,829 million) are included.

The maximum exposure of trade and other receivables to credit risk is the carrying amount of each class of receivables mentioned above as at December 31, 2018.

A portion of the trade receivables is classified as financial assets at fair value through other comprehensive income considering the trade receivables business model for managing the asset and the cash flow characteristics of the contract.

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2016, 2017 and 2018

7.	Other Financial Assets and Liabilities

Details of other financial assets and liabilities as at December 31, 2017 and 2018, are as follows:

(In millions of Korean won)	December 31, 2017		December 31, 2018
Other financial assets
Financial assets at amortized cost[1,2]	￦	1,333,368	￦	484,271
Financial assets at fair value through profit or loss[1,2,3]		5,913		777,685
Financial assets at fair value through other comprehensive income[2]		—		326,157
Available-for-sale financial assets		380,953		—
Derivative used for hedging		7,389		29,843
Less: Non-current		(754,992)		(623,176)

Current	￦	972,631	￦	994,780

Other financial liabilities
Financial liabilities at amortized cost	￦	87,669	￦	99,330
Financial liabilities at fair value through profit or loss		5,051		7,758
Derivatives used for hedging		93,771		57,308
Less: Non-current		(149,267)		(163,454)

Current	￦	37,224	￦	942

1

As at December 31, 2018, the Group’s financial assets amounting to ￦60,978 million (2017: ￦59,660 million), which consist of checking account deposits, deposits for Win-win Growth Cooperative loans and payment guarantee, are subject to withdrawal restrictions.

2	In the prior year, a portion of the equity instruments was classified as available-for-sale financial assets and held-to-maturity financial assets
3	As at December 31, 2018, MMW(Money Market Wrap) and MMT(Money Market Trust) amounting to ￦610,862 million is included in other financial assets.

Details of financial assets at fair value through profit or loss as at December 31, 2018 are as follows:

(In millions of Korean won)	December 31, 2018
Equity Instruments (Listed)		121
Equity Instruments (Unlisted)		62,911
Debt securities		714,653

Total		777,685
Less: non-current		(269,148)

Current	￦	508,537

The maximum exposure of debt instruments of financial assets recognized at fair value through profit or loss to credit risk is carrying amount as at December 31, 2018.

Investment in Korea Software Financial Cooperative amounting to ￦1,136 million is provided as collateral.

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2016, 2017 and 2018

￦94,531 million of available-for-sales was classified as financial assets at fair value through profit or loss in the prior year.

Details of financial asset at fair value through other comprehensive income as at December 31, 2018 are as follows:

(In millions of Korean won)	December 31, 2018
Equity Instruments (Listed)	￦	8,861
Equity Instruments (Unlisted)		310,387
Debt securities		6,909

Total		326,157
Less: non-current		(326,157)

Current	￦	—

￦257,819 million of available-for-sales was classified as financial assets at fair value through other comprehensive income in the prior year.

Upon disposal of these equity investments, any balance within the accumulated other comprehensive income for these equity investments is not classified to profit or loss, but to retained earnings. Upon disposal of debt investments, remaining balance of the accumulated other comprehensive income of debt instruments is reclassified to profit or loss

Derivatives used for hedge as at December 31, 2017 and 2018, are as follows:

	December 31, 2017				December 31, 2018
(In millions of Korean won)	Assets		Liabilities		Assets		Liabilities
Interest rate swap[1]	￦	—	￦	2,633	￦	—	￦	599
Currency swap[2]		7,389		81,300		29,843		54,074
Currency forwards[3]		—		9,838		—		2,635

Total		7,389		93,771		29,843		57,308
Less: non-current		(4,675)		(56,547)		(4,732)		(56,366)

Current	￦	2,714	￦	37,224	￦	25,111	￦	942

1	The interest rate swap contract is to hedge the risk of variability in future fair value of the bond.
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

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2016, 2017 and 2018

The valuation gains and losses on the derivatives contracts for the years ended December 31, 2016, 2017 and 2018, are as follows:

(In millions of Korean won)	2016						2017						2018
Type of Transaction	Valuation gain		Valuation loss		Other comprehensive income[1]		Valuation gain		Valuation loss		Other comprehensive income[1]		Valuation gain		Valuation loss		Other comprehensive income[1]
Interest rate swap	￦	—	￦	148	￦	(142)	￦	38	￦	—	￦	637	￦	192	￦	—	￦	(488)
Currency swap		97,158		(10)		85,479		19		187,468		(146,752)		58,912		2,045		22,139
Currency forwards		12,278		—		146		—		22,114		(393)		7,201		—		—

Total	￦	109,436	￦	138	￦	85,483	￦	57	￦	209,582	￦	(146,508)	￦	66,305	￦	2,045	￦	21,651

1	The amounts before adjustments of deferred income tax directly reflected in equity and allocation to the non-controlling interest.

The ineffective portion recognized in profit or loss on the cash flow hedge is valuation gain of ￦263 million for the current period (2016: valuation gain of ￦1,637 million, 2017: valuation loss of ￦1,961 million).

Details of financial liabilities at fair value through profit or loss as at December 31, 2017 and 2018, are as follows:

(In millions of Korean won)	December 31, 2017		December 31, 2018
Financial liabilities at fair value through profit or loss
Derivative liabilities held for trading	￦	5,051	￦	7,758

The valuation gain and loss on financial liabilities at fair value through profit or loss for the years ended December 31, 2017 and 2018, are as follows:

(In millions of Korean won)	2017				2018
	Valuation gain		Valuation loss		Valuation gain		Valuation loss
Derivative liabilities held for trading	￦	—	￦	3,078	￦	—	￦	2,707

8.	Inventories

Inventories as at December 31, 2017 and 2018, are as follows:

	December 31, 2017						December 31, 2018
(In millions of Korean won)	Acquisition cost		Valuation allowance		Book amount		Acquisition cost		Valuation allowance		Book amount
Merchandise	￦	504,321	￦	(58,293)	￦	446,028	￦	794,020	￦	(113,581)	￦	680,439
Others		195,999		—		195,999		394,195		—		394,195

Total	￦	700,320	￦	(58,293)	￦	642,027	￦	1,188,215	￦	(113,581)	￦	1,074,634

Cost of inventories recognized as expenses for year ended December 31, 2018, amounts to ￦3,926,199 million (2016: ￦3,589,809 million, 2017: ￦3,855,089 million) and valuation loss on inventory recognized amounts to ￦55,288 million for year ended December 31, 2018 (2016: reversal of valuation allowance of ￦20,223 million, 2017: valuation loss on inventory amounts to ￦11,165 million,).

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2016, 2017 and 2018

9.	Other Assets and Liabilities

Other assets and liabilities as at December 31, 2017 and 2018, are as follows:

(In millions of Korean won)	December 31, 2017		December 31, 2018
Other assets
Advance payments	￦	164,950	￦	162,784
Prepaid expenses[1]		241,078		1,667,372
Contract assets[1]		—		398,797
Others		5,997		4,490
Less: Non-current		(107,165)		(545,895)

Current	￦	304,860	￦	1,687,548

Other liabilities
Advances received	￦	375,792	￦	518,914
Withholdings		85,142		89,403
Unearned revenue		23,036		39,528
Contract liabilities[1]		—		347,462
Others		11,628		24,908
Less: Non-current		(237,284)		(423,626)

Current	￦	258,314	￦	596,589

1	As explained in Note 2, amounts include adjustments arising from adoption of IFRS 15(notes 26 and 41)

10.	Assets Held for Sale

The Group decided to sell total shares of PT Mitra Transksi Indonesia, investments in associates, with the approval of the Board of Directors and shareholders. At the end of the reporting period, the associated asset amounting to ￦13,035 million is presented as held for sale. After classifying the asset as held for sale, share of net profit or loss from the associate is not recognized.

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2016, 2017 and 2018

11.	Property and Equipment

Changes in property and equipment for the years ended December 31, 2017 and 2018, are as follows:

	2017
(In millions of Korean won)	Land		Buildings and structures		Machinery and equipment		Others		Construction- in-progress		Total
Acquisition cost	￦	1,309,084	￦	3,729,228	￦	35,106,184	￦	1,895,332	￦	1,093,941	￦	43,133,769
Less: Accumulated depreciation (including accumulated impairment loss and others)		(132)		(1,604,496)		(25,845,999)		(1,370,409)		(622)		(28,821,658)

Beginning, net		1,308,952		2,124,732		9,260,185		524,923		1,093,319		14,312,111
Acquisition and capital expenditure		1,948		120		237,218		129,464		2,262,681		2,631,431
Disposal and termination		(4,656)		(4,022)		(176,085)		(8,242)		(3,133)		(196,138)
Depreciation		—		(135,242)		(2,469,459)		(150,535)		—		(2,755,236)
Impairment		—		—		(9,256)		(1)		(28)		(9,285)
Transfer in (out)		26,764		25,305		2,227,808		10,344		(2,600,908)		(310,687)
Exclusion from scope of consolidation		—		(19)		(772)		(120)		(34)		(945)
Transfer from(to) investment properties		(64,449)		1,793		—		1,184		—		(61,472)
Others		98		(245)		(8,830)		(179)		(38,304)		(47,460)

Ending, net	￦	1,268,657	￦	2,012,422	￦	9,060,809	￦	506,838	￦	713,593	￦	13,562,319

Acquisition cost	￦	1,268,789	￦	3,750,861	￦	35,971,877	￦	1,920,571	￦	714,706	￦	43,626,804
Less: Accumulated depreciation (including accumulated impairment loss and others)		(132)		(1,738,439)		(26,911,068)		(1,413,733)		(1,113)		(30,064,485)

	2018
(In millions of Korean won)	Land		Buildings and structures		Machinery and equipment		Others		Construction- in-progress		Total
Acquisition cost	￦	1,268,789	￦	3,750,861	￦	35,971,877	￦	1,920,571	￦	714,706	￦	43,626,804
Less: Accumulated depreciation (including accumulated impairment loss and others)		(132)		(1,738,439)		(26,911,068)		(1,413,733)		(1,113)		(30,064,485)

Beginning, net		1,268,657		2,012,422		9,060,809		506,838		713,593		13,562,319
Acquisition and capital expenditure		9,897		1,728		137,088		101,832		2,037,085		2,287,630
Disposal and termination		(3,718)		(2,640)		(113,266)		(4,336)		(582)		(124,542)
Depreciation		—		(132,353)		(2,398,782)		(159,625)		—		(2,690,760)
Impairment		—		(5,551)		(1,237)		(8,935)		(170)		(15,893)
Transfer in (out)		7,663		127,052		1,767,878		9,525		(1,911,094)		1,024
Inclusion in scope of consolidation		—		44		4,228		2,526		—		6,798
Transfer from(to) investment properties		(3,080)		5,366		—		37,077		—		39,363
Others		1,768		1,617		18,298		(6,521)		(12,844)		2,318

Ending, net	￦	1,281,187	￦	2,007,685	￦	8,475,016	￦	478,381	￦	825,988	￦	13,068,257

Acquisition cost	￦	1,281,319	￦	3,873,074	￦	36,327,007	￦	1,981,646	￦	826,583	￦	44,289,629
Less: Accumulated depreciation (including accumulated impairment loss and others)		(132)		(1,865,389)		(27,851,991)		(1,503,265)		(595)		(31,221,372)

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2016, 2017 and 2018

Details of property and equipment provided as collateral as at December 31, 2017 and 2018, are as follows:

(In millions of Korean won)	December 31, 2017
	Carrying amount		Secured amount		Related line item	Related amount		Secured party
Land and Buildings	￦	13,115	￦	15,995	Borrowings	￦	2,730	Standard Chartered Bank, Korea Development Bank
Others		53,757		38,570			16,071	Shinhan Bank

(In millions of Korean won)	December 31, 2018
	Carrying amount		Secured amount		Related line item	Related amount		Secured party
Land and Buildings	￦	13,163	￦	15,113	Borrowings	￦	7,878	Standard Chartered Bank, Korea Development Bank
Others		50,278		40,252			10,063	Shinhan Bank

The borrowing costs capitalized for qualifying assets amount to ￦7,329 million (2017: ￦8,473) in 2018. The interest rate applied to calculate the capitalized borrowing costs in 2018 is 3.22% (2017: 3.37% to 3.54%).

12.	Investment Properties

Changes in investment properties for the years ended December 31, 2017 and 2018, are as follows:

(In millions of Korean won)	2017
	Land		Buildings		Construction- in-progress		Total
Acquisition cost	￦	302,750	￦	1,119,885	￦	78,765	￦	1,501,400
Less: Accumulated depreciation		—		(353,356)		—		(353,356)

Beginning, net		302,750		766,529		78,765		1,148,044
Acquisition		—		775		48,075		48,850
Disposal and termination		(3,493)		(6,434)		—		(9,927)
Depreciation		—		(47,295)		—		(47,295)
Transfer from(to) property and equipment		64,449		(1,793)		(1,184)		61,472
Transfer and others		(6,916)		80,986		(85,683)		(11,613)

Ending, net	￦	356,790	￦	792,768	￦	39,973	￦	1,189,531

Acquisition cost	￦	358,358	￦	1,191,687	￦	39,973	￦	1,590,018
Less: Accumulated depreciation (including accumulated impairment loss and others)		(1,568)		(398,919)		—		(400,487)

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2016, 2017 and 2018

(In millions of Korean won)	2018
	Land		Buildings		Construction- in-progress		Total
Acquisition cost	￦	358,358	￦	1,191,687	￦	39,973	￦	1,590,018
Less: Accumulated depreciation		(1,568)		(398,919)		—		(400,487)

Beginning, net		356,790		792,768		39,973		1,189,531
Acquisition		1,111		7		74,145		75,263
Disposal and termination		(4,729)		(10,238)		—		(14,967)
Depreciation		—		(44,653)		—		(44,653)
Transfer from(to) property and equipment		3,080		(5,366)		(37,077)		(39,363)
Transfer and others		(7,404)		9,597		(76,920)		(74,727)

Ending, net	￦	348,848	￦	742,115	￦	121	￦	1,091,084

Acquisition cost	￦	350,417	￦	1,168,379	￦	121	￦	1,518,917
Less: Accumulated depreciation (including accumulated impairment loss and others)		(1,569)		(426,264)		—		(427,833)

The fair value of investment properties is ￦1,821,061 million as at December 31, 2018 (2017: ￦1,755,600 million). The fair value of investment properties is estimated based on the expected cash flow.

Rental income from investment properties is ￦207,795 million in 2018 (2017: ￦205,993 million) and direct operating expenses (including repairs and maintenance) arising from investment properties that generated rental income during the period are recognized as operating expenses.

Details of investment properties provided as collateral as at December 31, 2017 and 2018, are as follows:

(In millions of Korean won)	December 31, 2017
	Carrying amount		Secured amount		Related account	Related amount
Land and Buildings	￦	583,778	￦	74,963	Deposits	￦	63,923
Land and Buildings	￦	7,897	￦	7,905	Borrowings	￦	5,270

(In millions of Korean won)	December 31, 2018
	Carrying amount		Secured amount		Related account	Related amount
Land and Buildings	￦	548,567	￦	66,551	Deposits	￦	59,492
Land and Buildings	￦	5,292	￦	3,987	Borrowings	￦	3,322

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2016, 2017 and 2018

13.	Intangible Assets

Changes in intangible assets for the years ended December 31, 2017 and 2018, are as follows:

	2017
(In millions of Korean won)	Goodwill		Development costs[1]		Software		Frequency usage rights		Others		Total
Acquisition cost		492,105		1,483,205		838,532		2,531,654		1,154,993		6,500,489
Less: Accumulated amortization (including accumulated impairment loss and others)		(238,619)		(1,148,529)		(641,394)		(854,365)		(594,779)		(3,477,686)

Beginning, net	￦	253,486	￦	334,676	￦	197,138	￦	1,677,289	￦	560,214	￦	3,022,803
Acquisition and capital expenditure		—		247,863		60,475		—		78,373		386,711
Disposal and termination		—		(14,806)		(548)		—		(11,859)		(27,213)
Amortization		—		(151,718)		(73,174)		(311,146)		(99,112)		(635,150)
Impairment		(84,606)		—		(3)		—		(31,486)		(116,095)
Exclusion in scope of consolidation		—		(332)		(3,216)		—		(1,374)		(4,922)
Others		—		2,876		9,569		(1,201)		(4,674)		6,570

Ending, net	￦	168,880	￦	418,559	￦	190,241	￦	1,364,942	￦	490,081	￦	2,632,704

Acquisition cost		474,908		1,643,886		893,500		2,530,341		1,171,378		6,714,014
Less; Accumulated amortization (including accumulated impairment loss and others)		(306,028)		(1,225,327)		(703,259)		(1,165,399)		(681,297)		(4,081,310)

1	The Group’s development costs mainly consist of acquisition costs to develop a combined billing system and an information management system.

	2018
(In millions of Korean won)	Goodwill		Development costs		Software		Frequency usage rights		Others		Total
Acquisition cost		474,908		1,643,886		893,500		2,530,341		1,171,378		6,714,013
Less: Accumulated amortization (including accumulated impairment loss and others)		(306,028)		(1,225,327)		(703,259)		(1,165,399)		(681,297)		(4,081,310)

Beginning, net	￦	168,880	￦	418,559	￦	190,241	￦	1,364,942	￦	490,081	￦	2,632,703
Acquisition and capital expenditure		—		56,670		29,800		1,110,865		133,837		1,331,172
Disposal and termination		—		(3,436)		(736)		(558)		(10,687)		(15,417)
Amortization		—		(147,304)		(72,185)		(318,815)		(91,222)		(629,526)
Impairment		(518)		—		(222)		—		(12,256)		(12,996)
Inclusion in scope of consolidation		67,696		—		2,073		—		23,950		93,719
Others		—		10,621		16,973		66		(20,192)		7,468

Ending, net	￦	236,058	￦	335,110	￦	165,944	￦	2,156,500	￦	513,511	￦	3,407,123

Acquisition cost		542,074		1,680,372		947,312		3,641,231		1,253,281		8,064,270
Less; Accumulated amortization (including accumulated impairment loss and others)		(306,016)		(1,345,262)		(781,368)		(1,484,731)		(739,770)		(4,657,147)

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2016, 2017 and 2018

The carrying amount of membership rights and others, excluding goodwill, with indefinite useful life not subject to amortization is ￦239,619 million (2017: ￦238,053) as at December 31, 2018.

The Group won a portion of the 3.5GHz and 28GHz bands at an auction in June 2018 under Article 11 (Assignment of Radio Frequencies for Consideration) of the Radio Waves Act. The purchase consideration for the right to use a radio frequency of the 3.5GHz and 28GHz bands are ￦968,000 million and ￦207,800 million, respectively. The group made down payments for the 3.5 GHz and 28 GHz bands in November 2018, and the remaining consideration for the 3.5 GHz and 28GHz bands will be paid in installments annually for 10 years and 5 years, respectively.

Goodwill is allocated to the Group’s cash-generating unit which is identified by operating segments. As at December 31, 2018, goodwill allocated to each cash-generation unit is as follows:

(In millions of Korean won) Cash generating Unit	Amount
Marketing/Customer
Telecom Wireless business[1]	￦	65,057
Finance
BC Card Co., Ltd.[2]		41,234
Others
GENIE Music Corporation (KT Music Corporation)[3]		55,114
PlayD Co., Ltd. (N SEARCH MARKETING Corporation)[4]		42,745
KT Telecop Co., Ltd.[1]		15,418
KT MOS Bukbu Co., Ltd and others		16,490

Total	￦	236,058

1

The recoverable amounts of mobile business are calculated based on value-in use calculations. These calculations use cash flow projections for the next five years based on financial budgets. An annual growth rate of 0.0% was applied for the cash flows expected to be incurred after five years. This growth rate does not exceed the long-term average growth rate of the industry which the cash-generate unit belongs in. The Group estimated its revenue growth rate 1.34% based on past performance and its expectation of future market changes. In addition, management estimated the cash flow based on past performance and its expectation of market growth, and the discount rates 7.53% used reflected specific risks relating to the relevant CGUs. As a result of the impairment test, the Group concluded that the carrying amount of CGUs does not exceed the recoverable amount. Accordingly, the Group did not recognize the impairment loss on goodwill on mobile business for the years ended December 31, 2018 and 2017.

2

The recoverable amounts of BC Card Co., Ltd. are calculated based on value-in use calculations. These calculations use cash flow projections for the next five years based on financial budgets. An annual growth rate of 0.0% was applied for the cash flows expected to be incurred after five years. This growth rate does not exceed the long-term average growth rate of the industry which the cash-generate unit belongs in. The Group estimated its revenue growth rate 2.80% based on past performance and its expectation of future market changes. In addition, management estimated the cash flow based on past performance and its expectation of market growth, and the discount rates 15.53% used reflected specific risks relating to the relevant CGUs. As a result of the impairment test, the Group concluded that the

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2016, 2017 and 2018

carrying amount of CGUs does not exceed the recoverable amount. Accordingly, the Group did not recognize the impairment loss on goodwill on BC Card Co., Ltd. for the years ended December 31, 2018 and 2017.

3	The recoverable amount of GENIE Music Corporation (KT Music Corporation) is calculated based on value in use calculation or fair value less cost to sell.

4

The recoverable amounts of PlayD Co., Ltd. (N search Marketing Co., Ltd.) are calculated based on value-in use calculations. These calculations use cash flow projections for the next five years based on financial budgets. An annual growth rate of 1.0% was applied for the cash flows expected to be incurred after five years. This growth rate does not exceed the long-term average growth rate of the industry which the cash-generate unit belongs in. The Group estimated its revenue growth rate 5.44% based on past performance and its expectation of future market changes. In addition, management estimated the cash flow based on past performance and its expectation of market growth, and the discount rates 10.42% used reflected specific risks relating to the relevant CGUs. As a result of the impairment test, the Group concluded that the carrying amount of CGUs does not exceed the recoverable amount. Accordingly, the Group did not recognize the impairment loss on goodwill on PlayD Co., Ltd. (N search Marketing Co., Ltd.) for the years ended December 31, 2018 and 2017.

In prior year, the recoverable amounts of Satellite TV segment are calculated based on value-in use calculations or fair value less costs to sell. These calculations use cash flow projections for the next five years based on financial budgets. An annual growth rate of 0.0% was applied for the cash flows expected to be incurred after five years. This growth rate does not exceed the long-term average growth rate of the industry which the cash-generate unit belongs in. The Group estimated its revenue growth rate (-0.77%) based on past performance and its expectation of future market changes. The Group determined cash flow projections based on past performance and its estimation of market growth. Specific risk of related operating segment was reflected in its 13.25% discount rate.

As a result of the impairment test, the Group recognized the impairment losses of ￦ 78,200 million on goodwill allocated to Satellite TV segment and ￦ 29,325 million on indefinite-lived intangible assets, and recognized the losses as operating expenses in the consolidated statement of profit or loss for the year ended December 31, 2017. It was resulted from intense competition between internets, IPTV, Cable TV service providers.

14.	Investments in Associates and Joint Ventures

Details of associates as at December 31, 2017 and 2018, are as follows:

	Percentage of ownership (%)		Location	Date of financial statements
	2017	2018
Korea Information & Technology Fund	33.3%	33.3%	Korea	December 31
KT-SB Venture Investment Fund[1]	50.0%	50.0%	Korea	December 31
KT-IBKC Future Investment Fund 1[1]	50.0%	50.0%	Korea	December 31
KT-CKP New Media Investment Fund	49.7%	49.7%	Korea	December 31
K Bank Inc.[1]	10.0%	10.0%	Korea	December 31

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2016, 2017 and 2018

1

At the end of the reporting period, even though the Group (KT-SB Venture Investment Fund and KT-IBKC Future Investment Fund 1) has 50% ownership, the equity method of accounting has been applied as the Group, which is a limited partner of the investment fund, cannot participate in determining the operating and financial policies. Also, 8.8% of non-voting convertible stock are excluded in deriving percentage of ownership of K bank Inc.

Changes in investments in associates and joint ventures for the years ended December 31, 2017 and 2018, are as follows:

	2017
(In millions of Korean won)	Beginning		Acquisition (Disposal)		Share of net profit from associates and joint ventures		Impairment		Others		Ending
Korea Information & Technology Fund	￦	134,969	￦	—	￦	4,275	￦	—	￦	290	￦	139,534
KT-SB Venture Investment Fund		4,736		(1,069)		(725)		—		—		2,942
Mongolian Telecommunications		6,244		—		(348)		—		(5,896)		—
KT Wibro Infra Co., Ltd.		52,200		(52,200)		—		—		—		—
KT-IBKC Future Investment Fund[1]		3,621		7,500		(296)		—		—		10,825
KT-CKP New Media Investment Fund		4,454		(2,970)		810		—		—		2,294
K Bank Inc.		—		26,543		(17,244)		—		32,809		42,108
Others		77,851		3,178		(1,952)		(3,662)		6,313		81,728

	￦	284,075	￦	(19,018)	￦	(15,480)	￦	(3,662)	￦	33,516	￦	279,431

	2018
(In millions of Korean won)	Beginning		Acquisition (Disposal)		Share of net profit from associates and joint ventures[1]		Impairment		Others		Ending
Korea Information & Technology Fund	￦	139,534	￦	—	￦	15,037	￦	—	￦	(6,316)	￦	148,255
KT-SB Venture Investment Fund		2,942		—		1,528		—		—		4,470
KT-IBKC Future Investment Fund[1]		10,825		(1,050)		1,028		—		(842)		9,961
KT-CKP New Media Investment Fund		2,294		(1,229)		(784)		—		—		281
K Bank Inc.		42,108		26,725		(19,504)		—		3,326		52,655
Others[2]		81,728		2,466		8,607		—		(36,016)		56,785

	￦	279,431	￦	26,912	￦	5,912	￦	—	￦	(39,848)	￦	272,407

1

KT investment Co., Ltd., a subsidiary of the Group, recognized its share in net profit from associates and joint ventures as operating revenue and expense. These include its share in net loss from associates and joint ventures of ￦445 million (2017: ￦1,588 million) recognized as operating expense during the period.

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2016, 2017 and 2018

2	The Group classified total shares of PT Mitra Transksi Indonesia as assets held for sale (Note 10).

Summarized financial information of associates and joint ventures as at and for the years ended December 31, 2017 and 2018, is as follows:

(In millions of Korean won)	December 31, 2017
	Current assets		Non-current assets		Current liabilities		Non-current liabilities
Korea Information & Technology Fund	￦	144,874	￦	273,727	￦	—	￦	—
KT-SB Venture Investment		120		5,770		6		—
KT-IBKC Future Investment Fund 1		5,499		16,302		152		—
KT-CKP New Media Investment Fund		287		4,333		—		—
K Bank Inc.		1,258,969		92,137		1,116,154		1,177

(In millions of Korean won)	2017
	Operating revenue		Profit (loss) for the year		Other comprehensive income		Total comprehensive income		Dividends received from associates
Korea Information & Technology Fund	￦	36,462	￦	12,825	￦	1,868	￦	14,693	￦	739
KT-SB Venture Investment		3		(1,449)		—		(1,449)		—
KT-IBKC Future Investment Fund 1		15		(593)		—		(593)		—
KT-CKP New Media Investment Fund		1,593		1,632		—		1,632		—
K Bank Inc.		20,926		(83,787)		(746)		(84,533)		—

(In millions of Korean won)	December 31, 2018
	Current assets		Non-current assets		Current liabilities		Non-current liabilities
Korea Information & Technology Fund	￦	118,024	￦	326,740	￦	—	￦	—
KT-SB Venture Investment		4,322		4,624		6		—
KT-IBKC Future Investment Fund 1		19,922		—		—		—
KT-CKP New Media Investment Fund		25		540		—		—
K Bank Inc.		2,094,152		90,505		1,901,389		3,185

(In millions of Korean won)	2018
	Operating revenue		Profit (loss) for the year		Other comprehensive income		Total comprehensive income		Dividends received from associates
Korea Information & Technology Fund	￦	59,524	￦	45,110	￦	(13,422)	￦	31,688	￦	1,842
KT-SB Venture Investment		—		3,056		—		3,056		—
KT-IBKC Future Investment Fund 1		2,665		2,057		—		2,057		—
KT-CKP New Media Investment Fund		371		(629)		—		(629)		—
K Bank Inc.		66,787		(79,671)		1,432		(78,440)		—

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2016, 2017 and 2018

Details of a reconciliation of the summarized financial information to the carrying amount of interests in the associates and joint ventures as at and for the years end December 31, 2017 and 2018, are as follows:

	December 31, 2017
(In millions of Korean won)	Net assets (a)		Percentage of ownership (b)	Share in net assets (c)=(a)x(b)		Intercompany transaction and others (d)		Book amount (c)+(d)
Korea Information & Technology Fund	￦	418,601	33.33%	￦	139,534	￦	—	￦	139,534
KT-SB Venture Investment		5,884	50.00%		2,942		—		2,942
KT-IBKC Future Investment Fund 1		21,649	50.00%		10,825		—		10,825
KT-CKP New Media Investment Fund		4,620	49.67%		2,294		—		2,294
K Bank Inc.[1]		233,775	10.00%		42,108		—		42,108

1	8% of non-voting convertible stock are excluded from percentage of ownership for K Bank Inc.

	December 31, 2018
(In millions of Korean won)	Net assets (a)		Percentage of ownership (b)	Share in net assets (c)=(a)x(b)		Intercompany transaction and others (d)		Book amount (c)+(d)
Korea Information & Technology Fund	￦	444,764	33.33%	￦	148,255	￦	—	￦	148,255
KT-SB Venture Investment		8,940	50.00%		4,470		—		4,470
KT-IBKC Future Investment Fund 1		19,922	50.00%		9,961		—		9,961
KT-CKP New Media Investment Fund		565	49.70%		280		—		280
K Bank Inc.[1]		280,083	10.00%		52,655		—		52,655

1	8.8% of non-voting convertible stock are excluded from percentage of ownership for K Bank Inc.

Due to discontinuance of equity method of accounting, the Group has not recognized loss from associates and joint ventures of ￦1,908 million for the year ended December 31, 2018 (for the year ended December 31, 2017: ￦4,391 million). The accumulated comprehensive loss of associates and joint ventures as at December 31, 2018, which was not recognized by the Group is ￦6,475 million (as at December 31, 2017: ￦17,045 million).

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2016, 2017 and 2018

15.	Trade and Other Payables

Details of trade and other payables as at December 31, 2017 and 2018, are as follows:

(In millions of Korean won)	December 31, 2017		December 31, 2018
Current liabilities
Trade payables	￦	1,399,287	￦	1,236,489
Other payables		6,026,801		5,771,026

Total	￦	7,426,088	￦	7,007,515

Non-current liabilities
Trade payables	￦	4,787	￦	3,207
Other payables		996,582		1,510,657

Total	￦	1,001,369	￦	1,513,864

Details of other payables as at December 31, 2017 and 2018 are as follows:

(In millions of Korean won)	December 31, 2017		December 31, 2018
Non-trade payables[1]	￦	4,775,177	￦	5,191,268
Accrued expenses		1,011,089		904,135
Operating deposits		850,999		819,968
Others		386,118		366,312
Less: non-current		(996,582)		(1,510,657)

Current	￦	6,026,801	￦	5,771,026

1	Settlement payables of BC Card Co., Ltd., a subsidiary of the Group, of ￦1,996,320 million related to credit card transactions are included as at December 31, 2018 (2017: ￦2,365,477 million).

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2016, 2017 and 2018

16.	Borrowings

Details of borrowings as at December 31, 2017 and 2018, are as follows:

Debentures

(In millions of Korean won and thousands of foreign currencies)			December 31, 2017			December 31, 2018
Type	Maturity	Annual interest rates	Foreign currency	Korean won		Foreign currency	Korean won
MTNP notes[1]	Sept. 07, 2034	6.50%	USD 100,000	￦	107,140	USD 100,000	￦	111,810
FR notes	Aug. 28, 2018	—	USD 300,000		321,420	—		—
MTNP notes	Apr. 22, 2019	2.63%	USD 350,000		374,990	USD 350,000		391,335
MTNP notes	Jan. 29, 2018	—	JPY 6,800,000		64,539	—		—
MTNP notes	Feb. 23, 2018	—	JPY 15,000,000		142,367	—		—
MTNP notes	July 18, 2026	2.50%	USD 400,000		428,560	USD 400,000		447,240
MTNP notes	Aug 07, 2022	2.63%	USD 400,000		428,560	USD 400,000		447,240
FR notes[2]	Aug 23, 2020	LIBOR(3M)+0.40%	—		—	USD 200,000		223,620
FR notes[2]	Aug 23, 2023	LIBOR(3M)+0.90%	—		—	USD 100,000		111,810
MTNP notes	July 06, 2020	0.31%	—		—	JPY 4,000,000		40,527
MTNP notes	July 06, 2021	0.38%	—		—	JPY 16,000,000		162,109
MTNP notes	Nov 13, 2020	0.30%	—		—	JPY 30,000,000		303,954
The 173-2nd Public bond	Aug. 06, 2018	—	—		100,000	—		—
The 179th Public bond	Mar. 29, 2018	—	—		260,000	—		—
The 180-2nd Public bond	Apr. 26, 2021	4.71%	—		380,000	—		380,000
The 181-2nd Public bond	Aug. 26, 2018	—	—		90,000	—		—
The 181-3rd Public bond	Aug. 26, 2021	4.09%	—		250,000	—		250,000
The 182-2nd Public bond	Oct. 28, 2021	4.31%	—		100,000	—		100,000
The 183-2nd Public bond	Dec. 22, 2021	4.09%	—		90,000	—		90,000
The 183-3rd Public bond	Dec. 22, 2031	4.27%	—		160,000	—		160,000
The 184-1st Public bond	Apr. 10, 2018	—	—		120,000	—		—
The 184-2nd Public bond	Apr. 10, 2023	2.95%	—		190,000	—		190,000
The 184-3rd Public bond	Apr. 10, 2033	3.17%	—		100,000	—		100,000
The 185-1st Public bond	Sept. 16, 2018	—	—		200,000	—		—
The 185-2nd Public bond	Sept. 16, 2020	3.65%	—		300,000	—		300,000
The 186-2nd Public bond	June 26, 2019	3.08%	—		170,000	—		170,000
The 186-3rd Public bond	June 26, 2024	3.42%	—		110,000	—		110,000
The 186-4th Public bond	June 26, 2034	3.70%	—		100,000	—		100,000
The 187-2nd Public bond	Sept. 02, 2019	2.97%	—		220,000	—		220,000
The 187-3rd Public bond	Sept. 02, 2024	3.31%	—		170,000	—		170,000
The 187-4th Public bond	Sept. 02, 2034	3.55%	—		100,000	—		100,000
The 188-1st Public bond	Jan. 29, 2020	2.26%	—		160,000	—		160,000
The 188-2nd Public bond	Jan. 29, 2025	2.45%	—		240,000	—		240,000
The 188-3rd Public bond	Jan. 29, 2035	2.71%	—		50,000	—		50,000
The 189-1st Public bond	Jan. 28, 2019	1.76%	—		100,000	—		100,000
The 189-2nd Public bond	Jan. 28, 2021	1.95%	—		130,000	—		130,000
The 189-3rd Public bond	Jan. 28, 2026	2.20%	—		100,000	—		100,000
The 189-4th Public bond	Jan. 28, 2036	2.35%	—		70,000	—		70,000
The 190-1st Public bond	Jan. 29, 2021	2.55%	—		—	—		110,000
The 190-2nd Public bond	Jan. 30, 2023	2.75%	—		—	—		150,000
The 190-3rd Public bond	Jan. 30, 2028	2.95%	—		—	—		170,000
The 190-4th Public bond	Jan. 30, 2038	2.93%	—		—	—		70,000
The 17th unsecured bond	Apr. 22, 2018	—	—		60,000	—		—

					5,987,576			6,029,645
Less: Current portion					(1,357,776)			(880,940)
Discount on bonds					(19,347)			(20,056)

Total				￦	4,610,453		￦	5,128,649

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2016, 2017 and 2018

1

As at December 31, 2018, the Controlling Company has outstanding notes in the amount of USD 100 million with fixed interest rates under Medium Term Note Program (“MTNP”) registered in the Singapore Stock Exchange, which allowed issuance of notes of up to USD 2,000 million. However, the MTN Program has been suspended since 2007.

2	Libor (3M) are approximately 2.808 % as at December 31, 2018.

Short-term borrowings

	(In millions of Korean won)		December 31, 2017		December 31, 2018
Type	Financial institution	Annual interest rates
Operational	NongHyup Bank	3.78%	￦	—	￦	15,000
	Shinhan Bank	3.70% ~ 4.72%		113,300		59,800
	Sinhan Bank, Indonesia	8.90%		—		614
	Korea Development Bank	2.50% ~ 4.35%		12,000		16,200
	SooHyup Bank	4.57%		3,000		1,000

	Total		￦	128,300	￦	92,614

Long-term borrowings

(In millions of Korean won and thousands of foreign currencies)			December 31, 2017			December 31, 2018
Financial institution	Type	Annual interest rates	Foreign currency	Korean won		Foreign currency	Korean won
Export-Import Bank of Korea	Inter-Korean Cooperation Fund[1]	1.50%	—	￦	4,688	—	￦	3,948
Shinhan Bank	General loans	2.93%	—		30,000	—		5,000
	Facility loans	3.01%	—		6,000	—		30,000
	Vessel facility loans[2]	LIBOR(3M)+0.706%	USD 15,000		16,071	USD 9,000		10,063
KEB Hana Bank	General loans	3.95%	—		3,000	—		—
Standard Charted Bank	General loans	3.16%	—		8,000	—		6,000
NongHyup Bank	General loans	2.86%	—		8,000	—		8,000
	Facility loans	2.00%	—		123	—		104
Korea Development Bank	General loans	3.02%	—		—	—		10,000
	General loans	3.30%	—		30,000	—		30,000
Kookmin Bank	Facility loans	2.59%	—		2,333	—		—
NH Investment & Security Co., Ltd.	Commercial papers	3.17%	—		300,000	—		300,000
Others	Redeemable convertible preferred stock[3]	1.00%	—		950	—		950
	Kookmin Bank and other[2]	4.59%	USD 166,108		177,968	USD 127,023		142,025

				￦	587,133		￦	546,090
	Less: Current portion			￦	(87,398)		￦	(394,927)

	Total			￦	499,735		￦	151,163

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2016, 2017 and 2018

1	The above Inter-Korean Cooperation Fund is repayable in installments over 13 years after a seven-year grace period.
2	LIBOR(3M) is approximately 2.808% as at December 31, 2018.
3	Skylife TV Co., Ltd., a subsidiary of the Group, issued 1,900,000 of redeemable convertible preferred stock with a par value per share of ￦500 in 2010.

Repayment schedule of the Group’s borrowings including the portion of current liabilities as at December 31, 2018, is as follows:

(In millions of Korean won)
	Debentures						Borrowings						Total
	In local currency		In foreign currency		Sub- total		In local currency		In foreign currency		Sub- total
Jan 1, 2019 ~ Dec 31, 2019	￦	490,000	￦	391,335	￦	881,335	￦	436,518	￦	51,023	￦	487,541	￦	1,368,876
Jan 1, 2020 ~ Dec 31, 2020		460,000		568,101		1,028,101		1,468		47,054		48,522		1,076,623
Jan 1, 2021 ~ Dec 31, 2021		1,060,000		162,109		1,222,109		45,518		43,700		89,218		1,311,327
Jan 1, 2022 ~ Dec 31, 2022		—		447,240		447,240		518		10,925		11,443		458,683
After 2023		1,780,000		670,860		2,450,860		1,980		—		1,980		2,452,840

	￦	3,790,000	￦	2,239,645	￦	6,029,645	￦	486,002	￦	152,702	￦	638,704	￦	6,668,349

17.	Provisions

Changes in provisions for the years ended December 31, 2017 and 2018, are as follows:

	2017
(In millions of Korean won)	Litigation		Restoration cost		Others		Total
Beginning balance	￦	19,038	￦	101,312	￦	76,829	￦	197,179
Increase (Transfer)		3,842		2,827		41,550		48,219
Usage		(1,740)		(2,178)		(22,382)		(26,300)
Reversal		(2,834)		(1,723)		(11,467)		(16,024)
Change in scope of consolidation		—		(22)		(22)		(44)

Ending balance	￦	18,306	￦	100,216	￦	84,508	￦	203,030

Current		17,238		1,766		59,168		78,172
Non-current		1,068		98,450		25,340		124,858

	2018
(In millions of Korean won)	Litigation		Restoration cost		Others		Total
Beginning balance	￦	18,306	￦	100,216	￦	84,508	￦	203,030
Increase (Transfer)		44,593		25,975		33,378		103,946
Usage		(3,002)		(3,181)		(11,780)		(17,963)
Reversal		(1,137)		(4,182)		(1,818)		(7,137)

Ending balance	￦	58,760	￦	118,828	￦	104,288	￦	281,876

Current		14,513		1,736		101,632		117,881
Non-current		44,247		117,092		2,656		163,995

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2016, 2017 and 2018

18.	Net Defined Benefit Liabilities

The amounts recognized in the statements of financial position are determined as follows:

(In millions of Korean won)	December 31, 2017		December 31, 2018
Present value of defined benefit obligations	￦	1,911,166	￦	2,201,876
Fair value of plan assets		(1,519,779)		(1,643,046)

Liabilities	￦	395,079	￦	561,269

Assets in the statement of financial position	￦	3,692	￦	2,439

Changes in the defined benefit obligations for the years ended December 31, 2017 and 2018, are as follows:

(In millions of Korean won)	2017		2018
Beginning	￦	1,713,184	￦	1,911,166
Current service cost		210,336		225,667
Interest expense		38,994		51,691
Benefit paid		(154,600)		(121,372)
Changes due to settlements of plan		(61)		9,801
Remeasurements:
Actuarial gains and losses arising from changes in demographic assumptions		3,353		4,600
Actuarial gains and losses arising from changes in financial assumptions		36,946		116,458
Actuarial gains and losses arising from experience adjustments		63,583		(19,919)
Changes in scope of Consolidation		(569)		23,784

Ending	￦	1,911,166	￦	2,201,876

Changes in the fair value of plan assets for the years ended December 31, 2017 and 2018, are as follows:

(In millions of Korean won)	2017		2018
Beginning	￦	1,334,780	￦	1,519,779
Interest income		30,303		41,233
Remeasurements:
Return on plan assets (excluding amounts included in interest income)		(5,557)		1,409
Benefits paid		(130,510)		(116,303)
Employer contributions		290,895		179,100
Changes in scope of consolidation		(132)		17,828

Ending	￦	1,519,779	￦	1,643,046

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2016, 2017 and 2018

Amounts recognized in the statement of profit or loss for the years ended December 31, 2016, 2017 and 2018, are as follows:

(In millions of Korean won)	2016		2017		2018
Current service cost	￦	205,114	￦	210,336	￦	225,667
Net Interest cost		12,141		8,691		10,458
Past service cost		424		(61)		9,801
Transfer out		(8,737)		(9,196)		(13,881)

Total expenses	￦	208,942	￦	209,770	￦	232,045

Principal actuarial assumptions used are as follows:

	December 31, 2016	December 31, 2017	December 31, 2018
Discount rate	2.43%	2.76%	2.77%
Future salary increase	4.10%	4.51%	4.61%

The sensitivity of the defined benefit obligations as at December 31, 2018, to changes in the principal assumptions is:

(In percentage, in millions of Korean won)	Effect on defined benefit obligation
	Changes in assumption	Increase in assumption		Decrease in assumption
Discount rate	0.5% point	￦	(72,851)	￦	82,527
Salary growth rate	0.5% point		75,647		(63,267)

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

The Group actively monitors how the duration and the expected yield of the investments match the expected cash outflows arising from the pension obligations. Expected contributions to post-employment benefit plans for the year ending December 31, 2019, are ￦320,899 million.

The expected maturity analysis of undiscounted pension benefits as at December 31, 2018, is as follows:

(In millions of Korean won)	Less than 1 year		Between 1-2 years		Between 2-5 years		Over 5 years		Total
Pension benefits	￦	183,106	￦	225,706	￦	726,283	￦	3,972,768	￦	5,107,863

The weighted average duration of the defined benefit obligations is 7.4 years.

19.	Defined Contribution Plan

Recognized expense related to the defined contribution plan for the year ended December 31, 2018, is ￦48,210 million (2016: ￦46,023 million, 2017: ￦45,936 million).

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2016, 2017 and 2018

20.	Commitments and Contingencies

As at December 31, 2018, major commitments with local financial institutions are as follows:

(In millions of Korean won and thousands of foreign currencies)	Financial institution	Currency	Limit	Used amount
Bank overdraft	Kookmin Bank and others	KRW	1,697,000	—
Commercial papers	NH Investment & Securities Co., Ltd.	KRW	300,000	300,000
Inter-Korean Cooperation Fund	Export-Import Bank of Korea	KRW	37,700	3,948
Collateralized loan on electronic accounts receivable-trade	Shinhan Bank and others	KRW	495,560	70,759
Plus electronic notes payable	Industrial Bank of Korea	KRW	50,000	960
Loans for working capital	Korea Development Bank and others	KRW	254,300	158,000
Facility loans	Shinhan Bank and others	KRW	10,123	8,406
	Kookmin Bank and others	USD	212,000	127,024
Facility loans on ships	Shinhan Bank	USD	9,000	9,000
Export L/C	Shinhan Bank	USD	—	1,156
Derivatives transaction limit	Korea Development Bank	KRW	100,000	64,622
FX forward trading commitment	Shinhan Bank	USD	11,500	—

Total		KRW	2,944,683	606,695
		USD	232,500	137,180

As at December 31, 2018, guarantees received from financial institutions are as follows:

(In millions of Korean won and thousands of foreign currencies)	Financial institution	Currency		Limit
Performance guarantee	Seoul Guarantee Insurance and others	KRW		299,689
		USD		1,200
Guarantee for import letters of credit	Industrial Bank of Korea and others	USD		5,980
Guarantee for payment in Korean currency	Shinhan Bank and others	KRW		5
Guarantee for payment in foreign currency	KEB Hana and others	USD		51,766
		PLN	[1]	23,000
Comprehensive credit line	KEB Hana Bank and others	KRW		40,000
Comprehensive credit line	KEB Hana Bank	USD		10,000
Bid guarantee	KEB Hana Bank	USD		400
Bid guarantee		KRW		58,992
Performance guarantee /Warranty Guarantee	Korea Software Financial Cooperative and others	KRW		376,420
Guarantee for advances received/others		KRW		124,901
Bid guarantee		KRW		350
Warranty guarantee		KRW		1,037
Guarantees for licensing		KRW		4,070
Performance guarantee/Warranty Guarantee	Seoul Guarantee Insurance	KRW		996
Guarantee for public sale		KRW		120
Guarantee for deposits		KRW		3,525

Total		KRW		910,105
		USD		69,346
		PLN	[1]	23,000

1	Polish Zloty.

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2016, 2017 and 2018

As at December 31, 2018, guarantees provided by the Group to a third party, are as follows:

(In millions of Korean won and thousands of foreign currencies)	Subject to payment guarantees	Creditor	Currency	Limit	Used amount	Period
KT Estate Inc.	Busan Gaya Centreville Buyers	Shinhan Bank	KRW	4,854	2,503	Nov 10, 2017 ~Oct. 31, 2020
KT Estate Inc.	Daegu Beomeo-Crossroads SeohanIDaum Buyers	Shinhan Bank	KRW	8,172	4,271	Oct 29, 2017 ~Nov. 30, 2020
KT Hitel Co., Ltd.	Shinhan Bank	Cash payers	KRW	538	—	Apr 19, 2018 ~Apr 19, 2019
KT Hitel Co., Ltd.	Korea Software Financial Cooperative	Yonsei University and others	KRW	34,715	1,616	Oct 22, 2018 ~Oct 22, 2021
BC Card Co., Ltd	PT BCcard Asia Pacific	Shinhan Bank, Indonesia	IDR	8,000,000	8,000,000	Sep 18, 2018 ~Sep 17, 2019

The Controlling Company is jointly and severally obligated with KT Sat Co., Ltd. to pay KT Sat Co., Ltd.’s liabilities incurred prior to spin-off. As at December 31, 2018, the Controlling Company and KT Sat Co., Ltd. are jointly and severally liable for reimbursement of ￦3,480 million.

For the year ended December 31, 2018, the Group made agreements with the Securitization Specialty Companies (2018: Giga LTE Thirty seventh to Forty second Securitization Specialty Co., Ltd., 2017: Giga LTE Thirty first to Thirty sixth Securitization Specialty Co., Ltd.), and disposed of its trade receivables related to handset sales. The Group also made asset management agreements with each securitization specialty company and in accordance with the agreement the Group will receive asset management fees upon liquidation of securitization specialty company.

As at December 31, 2018, the Group is a defendant in 172 lawsuits with the total claimed amount of ￦169,246 million (2017: ￦112,639 million). As at December 31, 2018, litigation provisions of ￦58,776 million for pending lawsuits and unasserted claims are recorded as liabilities for potential loss in the ordinary course of business. The final outcomes of the cases cannot be estimated at the end of the reporting period.

In December 2013, Asia Broadcast Satellite Holdings Ltd. (“ABS”) filed a request for meditation to the International Chamber of Commerce (“ICC”) for the compensation of damages from the ownership of the satellite Koreasat-3 (“K3”) and the alleged breach of the entrustment control contract related to K3, which was made and entered into with the Controlling Company and its subsidiary, KT Sat Co., Ltd. In July 2017, the ICC issued a partial ruling that ABS has the ownership of K3, and in March 2018, the final ruling was issued that KT Sat co., Ltd. should pay compensation for damages to ABS. However, in October 2017, the Controlling Company and its subsidiary, KT Sat Co., Ltd. filed a lawsuit seeking the cancellation of the partial ruling in the Federal Court of New York, and filed the other lawsuit in May 2018 seeking the cancellation of the final ruling. The Federal Court of New York dismissed the first case in April and the second case in July 2018. The Controlling Company and its subsidiary, KT Sat Co., Ltd. filed an appeal to the US Court of Appeals for the Second Circuit in August 2018. The outcome of the appeal cannot be reasonably estimated at the end of the reporting period.

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2016, 2017 and 2018

According to the financial and other covenants included in certain debentures and borrowings, the Group is required to maintain certain financial ratios such as debt-to-equity ratio, use the funds for the designated purpose and report to the creditors periodically. The covenant also contains restriction on provision of additional collateral and disposal of certain assets.

At the end of the reporting period, the Group is offering construction completion guarantee agreement to development of Nonsan Hwagidong apartment complex. If a contingent event occurs in between November 24, 2017 and to August 9, 2019, the Group collaterally guarantees the debt of AbleNS 1st Co. up to ￦6,000 million.

At the end of the reporting period, the Group participates in Algerie Sidi Abdela new town development consortium (percentage of ownership: 2.5%) and has joint liability with other consortium participants.

At the end of the reporting period, contract amount of property and equipment acquisition agreement made but not yet recognized amounts to ￦1,474,009 million (2017: ￦622,059 million).

21.	Lease

The Group’s non-cancellable lease arrangements as at December 31, 2018, are as follows:

Details of finance lease assets as at December 31, 2017 and 2018, are as follows:

(In millions of Korean won)	December 31, 2017		December 31, 2018
Acquisition costs	￦	325,975	￦	343,055
Less: Accumulated depreciation		(126,091)		(152,244)

Net balance	￦	199,884	￦	190,811

As at December 31, 2018, the Group recognized financial lease assets as other property and equipment. The related depreciation amounted to ￦63,070 million for the year ended December 31, 2018 (for the year ended December 31, 2017: ￦58,535 million).

Details of future minimum lease payments as at December 31, 2017 and 2018, under finance lease contracts are summarized below:

(In millions of Korean won)	December 31, 2017		December 31, 2018
Total amount of minimum lease payments
Within one year	￦	88,441	￦	77,615
From one year to five years		132,113		124,498
More than five years		81		79

		220,635		202,192

Unrealized interest expense		43,758		38,334

Net amount of minimum lease payments
Within one year		68,651		59,324
From one year to five years		108,146		104,456
More than five years		80		78

Total	￦	176,877	￦	163,858

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2016, 2017 and 2018

Details of future minimum lease payments as at December 31, 2017 and 2018, under operating lease contracts are summarized below:

(In millions of Korean won)	December 31, 2017		December 31, 2018
Within one year	￦	109,258	￦	109,025
From one year to five years		266,434		263,395
Thereafter		1,635		1,153

Total	￦	377,327	￦	373,573

Operating lease expenses incurred for the years ended December 31, 2017 and 2018, amounted to ￦126,250 million and ￦132,225 million, respectively.

22.	Share Capital

As at December 31, 2017 and 2018, the Group’s number of authorized shares is one billion.

	December 31, 2017					December 31, 2018
	Number of outstanding shares	Par value per share (Korean won)		Ordinary Shares (in millions of Korean won)		Number of outstanding shares	Par value per share (Korean won)		Ordinary Shares (in millions of Korean won)
Ordinary shares[1]	261,111,808	￦	5,000	￦	1,564,499	261,111,808	￦	5,000	￦	1,564,499

1	The Group retired 51,787,959 treasury shares against retained earnings. Therefore, the ordinary shares amount differs from the amount resulting from multiplying the number of shares issued.

23.	Retained Earnings

Details of retained earnings as at December 31, 2017 and 2018, are as follows:

(In millions of Korean won)	December 31, 2017		December 31, 2018
Legal reserve[1]	￦	782,249	￦	782,249
Voluntary reserves[2]		4,651,362		4,651,362
Unappropriated retained earnings		4,527,539		5,822,458

Total	￦	9,961,150	￦	11,256,069

1

The Commercial Code of the Republic of Korea requires the Controlling Company to appropriate, as a legal reserve, an amount equal to a minimum of 10% of cash dividends paid until such reserve equals 50% of its issued share capital. The reserve is not available for the payment of cash dividends, but may be transferred to share capital with the approval of the Controlling Company’s Board of Directors or used to reduce accumulated deficit, if any, with the ratification of the Controlling Company’s majority shareholders.

2

The provision of research and development of human resources is separately accumulated with tax reserve fund during earned surplus disposal by Tax Reduction and Exemption Control Act of Korea. Reversal of this provision can be paid out as dividends according to related tax law.

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2016, 2017 and 2018

24.	Accumulated Other Comprehensive Income and Other Components of Equity

As at December 31, 2017 and 2018, the details of the Controlling Company’s accumulated other comprehensive income are as follows:

(In millions of Korean won)	December 31, 2017		December 31, 2018
Changes in investments in associates and joint ventures	￦	(735)	￦	(871)
Loss on derivatives valuation		(3,463)		(30,474)
Gain on valuation of financial assets at fair value through other comprehensive income		—		96,704
Gain of valuation on available-for-sale		52,673		—
Exchange differences on translation for foreign operations		(17,490)		(15,201)

Total	￦	30,985	￦	50,158

Changes in accumulated other comprehensive income for the years ended December 31, 2017 and 2018, are as follows:

	2017
(In millions of Korean won)	Beginning		Increase/ decrease		Reclassification to gain or loss		Ending
Changes in investments in associates and joint ventures	￦	(10,883)	￦	10,148	￦	—	￦	(735)
Gain or loss on derivatives valuation		(34,309)		(111,083)		141,929		(3,463)
Gain or loss of valuation on available-for-sale		54,106		54,017		(55,450)		52,673
Exchange differences on translation for foreign operations		(10,346)		(7,144)		—		(17,490)

Total	￦	(1,432)	￦	(54,062)	￦	86,479	￦	30,985

	2018
(In millions of Korean won)	Beginning		Changes in accounting policy		Increase/ decrease		Reclassification to gain or loss		Ending
Changes in investments in associates and joint ventures	￦	(735)	￦	—	￦	(136)	￦	—	￦	(871)
Gain or loss on derivatives valuation		(3,463)		—		17,268		(44,279)		(30,474)
Gain on valuation of financial assets at fair value through other comprehensive income		52,673		17,741		26,290		—		96,704
Exchange differences on translation for foreign operations		(17,490)		—		2,289		—		(15,201)

Total	￦	30,985	￦	17,741	￦	45,711	￦	(44,279)	￦	50,158

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2016, 2017 and 2018

The Group’s other components of equity as at December 31, 2017 and 2018, are as follows:

(In millions of Korean won)	December 31, 2017		December 31, 2018
Treasury stock[1]	￦	(853,108)	￦	(830,874)
Gain or loss on disposal of treasury stock[2]		873		(12,251)
Share-based payments		6,483		5,956
Others[3]		(359,550)		(343,914)

Total	￦	(1,205,302)	￦	(1,181,083)

1	During the year ended December 31, 2018, the Group acquired treasury stock of 847,620 and disposed of 895,333 treasury shares.
2	The amount directly reflected in equity is ￦5,410 million (2017: ￦653 million) for the year ended December 31, 2018.
3	Profit or loss incurred from transactions with non-controlling interest and investment difference incurred from change in proportion of subsidiaries are included.

As at December 31, 2017 and 2018, the details of treasury stock are as follows:

	December 31, 2017		December 31, 2018
Number of shares (in shares)		16,014,753		15,967,040
Amounts (In millions of Korean won)	￦	853,108	￦	830,874

Treasury stock is expected to be used for the stock compensation for the Group’s directors and employees and other purposes.

25.	Share-based Payments

Details of share-based payments as at December 31, 2018, are as follows:

12th grant
Grant date	August 2, 2018
Grantee	CEOs, inside directors, outside directors, executives
Vesting conditions	Service condition: 1 year Non-market performance condition: achievement of performance
Fair value per option (in Korean won)	￦28,350
Total compensation costs (in Korean won)	￦5,956 million
Estimated exercise date (exercise date)	During 2019
Valuation method	Fair value method

Changes in the number of stock options and the weighted-average exercise price as at December 31, 2017 and 2018, are as follows:

	2017
	Beginning	Grant	Expired	Exercised[1]	Ending	Number of shares exercisable
10th grant	318,506	—	193,094	125,412	—	—
11th grant	—	316,949	—	—	316,949	—

Total	318,506	316,949	193,094	125,412	316,949	—

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2016, 2017 and 2018

	2018
	Beginning	Grant	Expired	Exercised[1]	Ending	Number of shares exercisable
11th grant	316,949	—	312,181	4,768	—	—
12th grant	—	353,325	—	—	353,325	—

Total	316,949	353,325	312,181	4,768	353,325	—

1	The closing price of ordinary shares at the time of exercise in 2018 was ￦27,300 (2017: ￦31,797).

26.	Revenue from Contracts with Customers and Relevant Contract Assets and Liabilities

The Group has recognized the following amounts relating to revenue in the statement of profit or loss:

(In millions of Korean won)	2018
Revenue from contracts with customers	￦	23,012,257
Revenue from other sources		423,793

Total revenue	￦	23,436,050

Operating revenues for the years ended December 31, 2018, are as follows:

(In millions of Korean won)	2018
Mobile services	￦	6,827,685
Fixed-line services:		4,869,253
Fixed-line and VoIP telephone services		1,708,319
Broadband Internet access services		2,112,763
Data communication services		1,048,171
Media and content		3,182,324
Financial services		3,444,917
Sale of goods		3,288,911
Others		1,822,960

Total	￦	23,436,050

Mobile and fixed-line service

Telecommunication service revenues include mobile and fixed-line(e.g., fixed-line and VoIP telephone, broadband internet access services and data communication services). These services represent a series of distinct services that is considered a separate performance obligation. Service revenue is recognized when services are provided, based upon either usage (e.g., minutes of traffic/bytes of data processed) or period of time (e.g., monthly service fees).

Media and content services

Revenue from media and content services primarily consists of installation fees and basic monthly charges of IPTV and satellite TV services, as well as revenue from digital content distribution, digital music streaming and downloading.

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2016, 2017 and 2018

Media and contents services revenue are recognized when services are provided, based upon either usage or period of time.

Financial services

Financial services primarily include commissions for merchant fees paid by merchants to credit card companies for processing transactions. Revenue from the commission is recognized when the service obligation is performed.

Sale of goods

Revenue from sale of goods, primarily handsets related to our mobile services is recognized when a performance obligation is satisfied by transferring promised goods to customers.

The contract assets and liabilities recognized in relation to the revenues from contracts with customers are as follows:

(In millions of Korean won)	January 1, 2018		December 31, 2018
Contract assets	￦	421,131	￦	398,797
Contract liabilities		282,836		347,461
Deferred revenue		88,732		96,198

The contract costs recognized as assets are as follows:

(In millions of Korean won)	January 1, 2018		December 31, 2018
Contract costs recognized as assets	￦	1,306,409	￦	1,469,855

The Group recognized ￦1,397,318 million of operating expenses in the current reporting period which relates to contract cost assets.

In 2018, the recognized revenue arising from carried-forward contract liabilities from prior year is as follows:

(In millions of Korean won)	2018
Revenue recognized that was included in the contract liability balance at the beginning of the year
Allocation of the transaction price	￦	183,905
Deferred revenue of joining/installment fee		39,975
Others		1,536

Total	￦	225,416

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2016, 2017 and 2018

27.	Operating Expenses

Operating expenses for the years ended December 31, 2016, 2017 and 2018, are as follows:

(In millions of Korean won)	2016		2017		2018
Salaries and wages	￦	3,477,596	￦	3,568,456	￦	3,845,842
Depreciation		2,762,773		2,745,969		2,674,205
Amortization of intangible assets		582,493		618,533		607,527
Commissions		1,099,429		1,085,865		1,080,168
Interconnection charges		690,285		640,612		579,613
International interconnection fee		216,633		214,058		226,627
Purchase of inventories		3,407,263		4,053,693		4,414,094
Changes of inventories		162,323		(187,439)		(432,607)
Sales commission		1,968,035		2,201,778		1,942,841
Service cost		1,322,337		1,428,405		1,540,869
Utilities		323,406		323,313		323,411
Taxes and dues		255,480		279,574		285,131
Rent		455,457		448,772		460,377
Insurance premium		178,231		69,384		73,654
Installation fee		156,669		146,783		143,669
Advertising expenses		185,560		197,114		157,675
Research and development expenses		167,881		168,635		176,758
Card service cost		3,049,559		3,094,894		3,112,618
Others		1,319,688		1,379,438		1,122,718

Total	￦	21,781,098	￦	22,477,837	￦	22,335,190

Details of employee benefits for the years ended December 31, 2016, 2017 and 2018, are as follows:

(In millions of Korean won)	2016		2017		2018
Short-term employee benefits	￦	3,206,904	￦	3,297,944	￦	3,505,214
Post-employment benefits(Defined benefit plan)		208,942		209,770		232,045
Post-employment benefits(Defined contribution plan)		46,023		45,936		48,210
Post-employment benefits(Others)		8,017		6,949		51,934
Share-based payment		7,710		7,660		8,439

Total	￦	3,477,596	￦	3,568,259	￦	3,845,842

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2016, 2017 and 2018

28.	Financial Income and Costs

Details of financial income for the years ended December 31, 2016, 2017 and 2018, are as follows:

(In millions of Korean won)	2016		2017		2018
Interest income	￦	115,686	￦	93,078	￦	244,796
Gain on foreign currency transactions		24,915		79,653		17,175
Gain on foreign currency translation		12,165		225,580		3,691
Gain on settlement of derivatives		8,515		—		27,950
Gain on valuation of derivatives		109,436		57		66,305
Others		25,422		7,960		14,326

Total	￦	296,139	￦	406,328	￦	374,243

Details of financial costs for the years ended December 31, 2016, 2017 and 2018, are as follows:

(In millions of Korean won)	2016		2017		2018
Interest expenses	￦	337,219	￦	302,464	￦	296,874
Loss on foreign currency transactions		37,936		40,303		49,156
Loss on foreign currency translation		121,949		12,239		72,642
Loss on settlement of derivatives		632		58,569		—
Loss on valuation of derivatives		138		209,582		2,045
Loss on disposal of trade receivables		15,838		20,355		13,818
Impairment loss on available-for-sale financial assets		966		9		—
Others		409		1,010		1,124

Total	￦	515,087	￦	644,531	￦	435,659

29.	Deferred Income Tax and income Tax Expense

The analysis of deferred tax assets and deferred tax liabilities as at December 31, 2017 and 2018, is as follows:

(In millions of Korean won)	December 31, 2017		December 31, 2018
Deferred tax assets
Deferred tax assets to be recovered within 12 months	￦	318,339	￦	428,690
Deferred tax assets to be recovered after more than 12 months		1,140,252		1,347,985

Deferred tax assets before offsetting		1,458,591		1,776,675

Deferred tax liabilities
Deferred tax liability to be recovered within 12 months		(15,705)		(413,409)
Deferred tax liability to be recovered after more than 12 months		(859,126)		(1,102,682)

Deferred tax liabilities before offsetting		(874,831)		(1,516,091)

Deferred tax assets after offsetting	￦	712,222	￦	465,369

Deferred tax liabilities after offsetting	￦	128,462	￦	204,785

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2016, 2017 and 2018

The gross movements on the deferred income tax account for the years ended December 31, 2017 and 2018, are calculated as follows:

(In millions of Korean won)	2017		2018
Beginning	￦	563,729	￦	583,760
Changes in accounting policy		—		(374,307)
Credited to the statement of profit or loss		(1,771)		15,016
Charged to other comprehensive income		21,802		36,115

Ending	￦	583,760	￦	260,584

The movement in deferred income tax assets and liabilities during the year, without taking into consideration the offsetting of balances within the same tax jurisdiction, is as follows:

(In millions of Korean won)	2017
	Beginning		Statement of profit or loss		Other comprehensive income		Ending
Deferred tax liabilities
Derivative instruments	￦	(49,188)	￦	49,188	￦	—	￦	—
Available-for-sale financial assets		(31,702)		(164)		1,346		(30,520)
Investment in subsidiaries, associates, and joint ventures		(50,746)		(42,659)		(3,245)		(96,650)
Depreciation		(39,498)		39,498		—		—
Advanced depreciation provision		(225,687)		(22,905)		—		(248,592)
Deposits for severance benefits		(307,730)		(80,126)		—		(387,856)
Accrued income		(2,024)		(126)		—		(2,150)
Reserve for technology and human resource development		(747)		433		—		(314)
Others		(119,366)		10,617		—		(108,749)

Total	￦	(826,688)	￦	(46,244)	￦	(1,899)	￦	(874,831)

Deferred tax assets
Derivative instruments	￦	—	￦	34,572	￦	(9,848)	￦	24,724
Provision for impairment or trade receivables		110,276		11,380		—		121,656
Inventory valuation		48		(48)		—		—
Contribution for construction		18,091		180		—		18,271
Accrued expenses		80,356		10,683		—		91,039
Provisions		20,221		3,858		—		24,079
Property and equipment		232,915		(841)		—		232,074
Defined benefit liabilities		372,492		67,751		26,806		467,049
Withholding of facilities expenses		6,910		472		—		7,382
Accrued payroll expenses		25,915		(10,786)		—		15,129
Deduction of installment receivables		13,887		(13,887)		—		—
Assets retirement obligation		18,086		2,750		—		20,836
Gain or loss foreign currency translation		67,701		(67,558)		—		143
Deferred revenue		26,113		221		—		26,334
Real-estate sales		3,851		4,847		—		8,698

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2016, 2017 and 2018

(In millions of Korean won)	2017
	Beginning		Statement of profit or loss		Other comprehensive income		Ending
Tax credit carryforwards		199,599		(48,823)		—		150,776
Tax loss carryforward		—		2,699		—		2,699
Others		193,956		47,003		6,743		247,702

Total	￦	1,390,417	￦	44,473	￦	23,701	￦	1,458,591

Net balance	￦	563,729	￦	(1,771)	￦	21,802	￦	583,760

(In millions of Korean won)	2018
	Beginning		Changes in accounting policy		Statement of profit or loss		Other comprehensive income		Ending
Deferred tax liabilities
Available-for-sale financial assets	￦	(30,520)	￦	30,520	￦	—	￦	—	￦	—
Investment in subsidiaries, associates, and joint ventures		(96,650)		—		2,867		179		(93,604)
Depreciation		—		—		(424)		—		(424)
Advanced depreciation provision		(248,592)		—		(64,592)		—		(313,184)
Deposits for severance benefits		(387,856)		—		(11,126)		—		(398,982)
Accrued income		(2,150)		—		592		—		(1,558)
Reserve for technology and human resource development		(314)		—		110		—		(204)
Prepaid expenses		—		(352,139)		(17,777)		—		(369,916)
Contract assets		—		(23,663)		12,158		—		(11,505)
Financial assets at fair value through profit or loss		—		(30,856)		30,195		—		(661)
Financial assets at fair value through other comprehensive income		—		(8,587)		(17,638)		(15,573)		(41,798)
Others		(108,749)		—		(175,506)		—		(284,255)

Total	￦	(874,831)	￦	(384,725)	￦	(241,141)	￦	(15,394)	￦	(1,516,091)

Deferred tax assets
Derivative instruments	￦	24,724	￦	—	￦	(26,128)	￦	9,745	￦	8,341
Provision for impairment or trade receivables		121,656		(9,096)		(12,673)		—		99,887
Inventory valuation		—		—		121		—		121
Contribution for construction		18,271		—		(1,471)		—		16,800
Unsettled expenses		106,168		—		21,729		—		127,897
Provisions		24,079		—		12,099		—		36,178
Property and equipment		232,074		—		(1,796)		—		230,278
Defined benefit liabilities		467,049		—		3,980		42,813		513,842

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2016, 2017 and 2018

(In millions of Korean won)	2018
	Beginning		Changes in accounting policy		Statement of profit or loss		Other comprehensive income		Ending
Withholding of facilities expenses		7,382		—		(773)		—		6,609
Deduction of installment receivables		—		—		42		—		42
Assets retirement obligation		20,836		—		3,696		—		24,532
Gain or loss foreign currency translation		143		—		10,529		—		10,672
Deferred revenue		26,334		15,809		(2,502)		—		39,641
Real-estate sales		8,698		661		12,369		—		21,728
Tax loss carryforward		2,699		—		1,364		—		4,063
Trade receivables		—		2,890		(1,293)		—		1,597
Others		247,702		154		284,742		(1,049)		531,549

Total	￦	1,307,815	￦	10,418	￦	304,035	￦	51,509	￦	1,673,777

Temporary difference, net		432,984		(374,307)		62,894		36,115		157,686
Tax credit carryforwards		150,776		—		(47,878)		—		102,898

Total net balance	￦	583,760	￦	(374,307)	￦	15,016	￦	36,115	￦	260,584

The tax impacts recognized directly to equity as at December 31, 2016, 2017, and 2018, are as follows:

	2016						2017						2018
(In millions of Korean won)	Before recognition		Tax effect		After recognition		Before recognition		Tax effect		After recognition		Before recognition		Tax effect		After recognition
Loss on valuation of available-for-sale securities	￦	9,347	￦	(2,262)	￦	7,085	￦	(5,561)	￦	1,346	￦	(4,215)	￦	—	￦	—	￦	—
Gain on valuation of financial assets at fair value through other comprehensive income		—		—		—		—		—		—		59,384		(15,573)		43,811
Gain (loss) on valuation of hedge instruments		(14,611)		3,536		(11,075)		40,694		(9,848)		30,846		(36,756)		9,745		(27,011)
Remeasurements of net defined benefit liabilities		5,558		(1,345)		4,213		(110,768)		26,806		(83,962)		(116,324)		42,813		(73,511)
Share of gain(loss) of associates and joint ventures, and others		(641)		155		(486)		13,410		(3,245)		10,165		(1,036)		179		(857)
Exchange differences on translation for foreign operations		(7,133)		1,726		(5,407)		(27,865)		6,743		(21,122)		3,989		(1,049)		2,940

Total	￦	(7,480)	￦	1,810	￦	(5,670)	￦	(90,090)	￦	21,802	￦	(68,288)	￦	(90,743)	￦	36,115	￦	(54,628)

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2016, 2017 and 2018

Details of income tax expense for the years ended December 31, 2016, 2017 and 2018, are calculated as follows:

(In millions of Korean won)	2016		2017		2018
Current income tax expense	￦	182,088	￦	268,885	￦	329,581
Impact of change in deferred taxes		152,102		1,771		(15,016)

Income tax expense	￦	334,910	￦	270,656	￦	314,565

The tax on the Group’s profit before tax differs from the theoretical amount that would arise using the weighted average tax rate applicable to profits of the entities as follows:

(In millions of Korean won)	2016		2017		2018
Profit before income tax expense	￦	1,166,755	￦	816,997	￦	1,033,977

Statutory income tax expense	￦	282,355	￦	197,251	￦	273,982
Tax effect
Income not taxable for taxation purposes		(28,093)		(19,268)		(85,322)
Non-deductible expenses		21,947		39,746		18,126
Tax credit		(13,764)		(27,211)		(20,319)
Additional payment of income taxes		(4,780)		976		11,439
Tax effect and adjustment on consolidation
Goodwill impairment		31,847		20,475		137
Eliminated dividend income form subsidiaries		40,087		34,305		31,966
Changes of out-side tax effect		(567)		17,990		618
Investment in-kind		—		—		82,820
Others		5,878		6,392		1,118

Income tax expense	￦	334,910	￦	270,656	￦	314,565

30.	Earnings per Share

Basic earnings per share is calculated by dividing the profit from operations attributable to equity holders of the Group by the weighted average number of ordinary shares outstanding during the period, excluding ordinary shares purchased by the Group and held as treasury stock.

Basic earnings per share from operations for the years ended December 31, 2016, 2017 and 2018, is calculated as follows:

	2016		2017		2018
Profit attributable to ordinary shares (In millions of Korean won)	￦	745,090	￦	461,559	￦	645,571
Weighted average number of ordinary shares outstanding (In number of shares)		244,892,313		245,017,175		245,049,466
Basic earnings per share (In Korean won)		3,043		1,884		2,634

Diluted earnings per share from operations is calculated by adjusting the weighted average number of ordinary shares outstanding to assume conversion of all dilutive potential ordinary shares. The Controlling Company has dilutive potential ordinary shares from convertible preferred stocks, stock options and other share-based payments.

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2016, 2017 and 2018

Diluted earnings per share from operations for the years ended December 31, 2016, 2017 and 2018 is calculated as follows:

	2016		2017		2018
Profit attributable to ordinary shares (In millions of Korean won)	￦	745,090	￦	461,559	￦	645,571
Adjusted net income attributable to ordinary shares (In millions of Korean won)		(67)		—		—
Diluted profit attributable to ordinary shares (In millions of Korean won)		745,023		461,559		645,571
Number of dilutive potential ordinary shares outstanding (In number of shares)		84,245		79,880		1,163
Weighted average number of ordinary shares outstanding (In number of shares)		244,976,558		245,097,055		245,050,629
Diluted earnings per share (In Korean won)		3,041		1,883		2,634

31.	Dividend

The dividends paid by the Group in 2018, 2017 and 2016 were ￦245,097 million (￦1,000 per share), ￦195,977 million (￦800 per share) and ￦122,425 million (￦500 per share), respectively. A dividend in respect of the year ended December 31, 2018, of ￦1,100 per share, amounting to a total dividend of ￦269,659 million, was approved at the shareholders’ meeting on March 29, 2019.

32.	Cash Generated from Operations

Cash flows from operating activities for the years ended December 31, 2016, 2017 and 2018, are as follows:

(In millions of Korean won)	2016		2017		2018
1. Profit for the year	￦	831,845	￦	546,341	￦	719,412
2. Adjustments to reconcile net income
Income tax expense		334,910		270,656		314,565
Interest income[1]		(130,066)		(108,639)		(265,817)
Interest expense[1]		337,219		302,464		296,894
Dividends income		(3,926)		(4,785)		(2,910)
Depreciation		2,821,779		2,802,531		2,735,413
Amortization of intangible assets		599,721		635,150		629,526
Provision for severance benefits		217,255		218,966		245,926
Impairment losses on trade receivables		92,711		45,704		113,064
Share of net profit or loss of associates and joint ventures		(2,547)		15,480		5,912
Loss(gain) on disposal of associates and joint ventures		(1,450)		979		(3,737)
Impairment loss of associates and joint ventures		17,128		3,662		—
Loss on disposal of property and equipment and investment in properties		74,913		150,293		68,688
Loss(gain) on disposal of intangible assets		7,703		4,271		(4,256)
Loss on impairment of intangible assets		135,264		116,095		12,997

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2016, 2017 and 2018

(In millions of Korean won)	2016		2017		2018
Loss on foreign currency translation		109,784		(213,341)		68,952
Loss(gain) on valuation and settlement of derivatives, net		(117,181)		268,094		(92,210)
Gain on disposal of financial assets at fair value through profit or loss		—		—		(1,712)
Gain on valuation of financial assets at fair value through profit or loss		—		—		(10,768)
Gain on disposal of financial assets at amortized cost		—		—		(44)
Impairment losses on available-for-sale financial assets		966		9		—
Gain on disposal of available-for-sale financial assets		(22,695)		(89,598)		—
Others		64,863		(251,193)		(55,969)
3. Changes in operating assets and liabilities
Decrease(increase) in trade receivables		216,818		(303,340)		(81,217)
Decrease(increase) in other receivables		(779,803)		(346,013)		356,643
Decrease(increase) in other current assets		48,549		11,792		(123,258)
Decrease(increase) in other non-current assets		(51,765)		(43,790)		19,556
Decrease(increase) in inventories		167,873		(205,403)		(480,543)
Increase(decrease) in trade payables		(114,838)		162,110		(167,841)
Increase(decrease) in other payables		706,771		214,689		(448,301)
Increase in other current liabilities		37,798		288,553		291,548
Increase in other non-current liabilities		30,762		174,618		144,072
Decrease(Increase) in provisions		(12,583)		(12,574)		85,946
Decrease(Increase) in deferred revenue		(69,179)		(13,086)		48,201
Increase in plan assets		(224,244)		(203,420)		(53,301)
Payment of severance benefits		(121,835)		(118,391)		(153,209)

4. Cash generated from operations (1+2+3)	￦	5,202,520	￦	4,318,884	￦	4,212,222

1

BC Card Co., Ltd. and other subsidiaries of the Group recognized interest income and expenses as operating income and expenses, respectively. Related interest income recognized as operating revenue is ￦21,021 million (2017: ￦15,561 million) and related interest expense recognized as operating expense is ￦21 million (2017: zero) for the year ended December 31, 2018.

The Group made agreements with securitization specialty companies and disposed of its trade receivables related to handset sales (Note 20). Cash flows from the disposals are presented in cash generated from operations.

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2016, 2017 and 2018

Significant transactions not affecting cash flows for the years ended December 31, 2016, 2017 and 2018, are as follows:

(In millions of Korean won)	2016		2017		2018
Reclassification of the current portion of borrowings	￦	1,617,175	￦	1,416,066	￦	1,149,599
Reclassification of construction-in-progress to property and equipment		2,212,324		2,686,591		1,988,014
Reclassification of accounts payable from property and equipment		91,407		225,601		122,185
Reclassification of accounts payable from intangible assets		668,564		(227,108)		584,595
Reclassification of payable from defined benefit liability		5,746		36,209		(31,838)
Reclassification of payable from plan assets		(9,731)		43,035		(9,497)

33.	Changes in Liabilities Arising from Financing Activities

Changes in liabilities arising from financial activities for the periods ended December 31, 2017 and 2018, are as follows:

(In millions of Korean won)	2017
	Beginning		Cash flows		Non-cash										Ending
					Newly acquired		Exchange difference		Fair value change		Scope changes		Others
Borrowing	￦	8,120,791	￦	(1,163,917)	￦	—	￦	(221,495)	￦	—	￦	(2,206)	￦	(49,511)	￦	6,683,662
Financial lease liabilities		180,714		(71,735)		68,938		—		—		—		(1,039)		176,878
Derivative liabilities		16,901		—		—		130,674		(28,015)		—		(20,740)		98,820
Derivative assets		(227,318)		71,370		—		76,552		(2,687)		—		74,694		(7,389)
Total	￦	8,091,088	￦	(1,164,282)	￦	68,938	￦	(14,269)	￦	(30,702)	￦	(2,206)	￦	3,404	￦	6,951,971

(In millions of Korean won)	2018
	Beginning		Cash flows		Non-cash										Ending
					Newly acquired		Exchange difference		Fair value change		Scope changes		Others
Borrowing	￦	6,683,662	￦	(139,715)	￦	—	￦	70,095	￦	—	￦	15,000	￦	19,252	￦	6,648,294
Financial lease liabilities		176,878		(73,885)		61,187		—		—		—		(322)		163,858
Derivative liabilities		98,820		(14,587)		—		(37,344)		35,809		—		(17,631)		65,067
Derivative assets		(7,389)		11,126		—		(22,474)		(3,419)		—		(7,687)		(29,843)
Total	￦	6,951,971	￦	(217,061)	￦	61,187	￦	10,277	￦	32,390	￦	15,000	￦	(6,388)	￦	6,847,376

34.	Segment Information

The Group’s operating segments are as follows:

Details	Business service
Marketing/Customer	Mobile/fixed line telecommunication service and convergence business
Corporate customer business	B2B business and others
Finance	Credit card business and others
Satellite TV	Satellite TV business
Others	IT, facility security and global business, and others

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2016, 2017 and 2018

Details of each segment for the years ended December 31, 2016, 2017 and 2018, are as follows:

	2016
(In millions of Korean won)	Operating revenues		Operating income		Depreciation and Amortization
Marketing/Customer	￦	16,187,739	￦	1,093,377	￦	2,870,161
Finance		3,577,549		208,566		28,868
Satellite TV		668,945		79,987		98,895
Others		6,308,203		40,047		339,429

		26,742,436		1,421,977		3,337,353
Elimination		(3,578,234)		(38,873)		7,913

Consolidated amount	￦	23,164,202	￦	1,383,104	￦	3,345,266

	2017
(In millions of Korean won)	Operating revenues		Operating Income (loss)		Depreciation and Amortization
Marketing/Customer	￦	16,242,552	￦	1,018,593	￦	2,895,930
Finance		3,637,917		205,678		28,827
Satellite TV		685,822		75,373		99,216
Others		6,651,552		(187,090)		332,153

		27,217,843		1,112,554		3,356,126
Elimination		(3,670,914)		(43,462)		8,376

Consolidated amount	￦	23,546,929	￦	1,069,092	￦	3,364,502

	2018
(In millions of Korean won)	Operating revenues		Operating Income (loss)		Depreciation and Amortization
Marketing/Customer	￦	14,061,629	￦	886,515	￦	2,293,809
Corporate customer business[1]		2,509,880		208,584		546,635
Finance		3,560,417		145,463		22,504
Satellite TV		690,821		66,735		98,310
Others		6,349,546		(154,130)		313,511

		27,172,293		1,153,167		3,274,769
Elimination		(3,736,243)		(52,307)		6,963

Consolidated amount	￦	23,436,050	￦	1,100,860	￦	3,281,732

1	The reporting segment of the current period has changed. However, the reporting segment of the prior period has not been restated to reflect the change.

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2016, 2017 and 2018

Operating revenues for the year ended December 31, 2016, 2017 and 2018 and non-current assets as at December 31, 2017 and 2018 by geographical regions, are as follows:

(In millions of Korean won)	Operating revenues			Non-current assets[1]
Location	2016	2017	2018	2017.12.31	2018.12.31
Domestic	￦23,069,579	￦23,481,703	￦23,376,218	￦17,246,640	￦17,426,879
Overseas	94,623	65,226	59,832	137,914	139,585

Total	￦23,164,202	￦23,546,929	￦23,436,050	￦17,384,554	￦17,566,464

1	Non-current assets include property, plant and equipment, intangible assets and investment properties.

35. Related Party Transactions

The list of related party of the Group as at December 31, 2018, is as follows:

Relationship	Name of Entry
Associates and joint ventures	Korea Information & Technology Investment Fund, K- Realty CR-REITs No.1, KT-SB Venture Investment Fund, Boston Global Film & Contents Fund L.P., QTT Global (Group) Company Limited, CU Industrial Development Co., Ltd., PHI Healthcare. (HooH Healthcare Inc.), KD Living, Inc., Oscar Ent. Co., Ltd., KT-CKP New Media Investment Fund, LoginD Co., Ltd., K-REALTY CR-REIT 6, K Bank, Inc., ISU-kth Contents Investment Fund, Daiwon Broadcasting Co., Ltd., KT-DSC creative economy youth start-up investment fund, Gyeonggi-KT Green Growth Fund, Korea electronic Vehicle charging service, PT. Mitra Transaksi Indonesia, K-REALTY RENTAL HOUSING REIT 2, AI RESEARCH INSTITUTE, KT-IBKC Future Investment Fund 1, Gyeonggi-KT Yoojin Superman Fund, FUNDA Co., Ltd., FUNDA Co., Ltd., CHAMP IT Co., Ltd., GE Premier 1st Corporate Restructuring Real Estate Investment Trust Company, Alliance Internet Corp., JB Emerging Market Specialty Investment Private Equity Trust No.1, Little big pictures.

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2016, 2017 and 2018

Outstanding balances of receivables and payables in relations to transactions with related parties as at December 31, 2017 and 2018, are as follows:

		December 31, 2017
		Receivables						Payables
(In millions of Korean won)		Trade receivables		Loans		Other receivables		Other payables
Associates and joint ventures	K-REALTY CR REITs No.1	￦	778	￦	—	￦	33,800	￦	—
	MOS GS Co., Ltd.		17		—		—		392
	MOS Daegu Co., Ltd.		1		—		—		1,388
	MOS Chungcheong Co., Ltd.		1		—		290		1,827
	MOS Gangnam Co., Ltd.		6		—		1		287
	MOS GB Co., Ltd.		17		—		1		778
	MOS BS Co., Ltd.		34		—		1		46
	MOS Honam Co., Ltd.		2		—		1		384
	K Bank, Inc.		1,338		—		7,994		296
	NgeneBio		1		2,510		—		3
	Others		54		—		1,281		2,135

	Total	￦	2,249	￦	2,510	￦	43,369	￦	7,536

		December 31, 2018
		Receivables				Payables
(In millions of Korean won)		Trade receivables		Other receivables		Trade payables		Other payables
Associates and joint ventures	K-REALTY CR REITs No.1	￦	674	￦	30,910	￦	—	￦	—
	K Bank, Inc.		627		12,435		—		296
	Others		777		1,225		4		1,116

	Total	￦	2,078	￦	44,570	￦	4	￦	1,412

Significant transactions with related parties for the years ended December 31, 2016, 2017 and 2018, are as follows:

		2016
(In millions of Korean won)		Sales		Purchases[2]
Associates and joint ventures	KT Wibro Infra Co., Ltd.	￦	11	￦	391
	Smart Channel Co., Ltd.[1]		766		—
	K- Realty CR-REITs No.1		1,989		37,469
	MOS GS Co., Ltd.		663		17,361
	MOS Daegu Co., Ltd.		291		12,220
	MOS Chungcheong Co., Ltd.		408		13,469
	MOS Gangnam Co., Ltd.		412		15,797
	MOS GB Co., Ltd.		891		21,802
	MOS BS Co., Ltd.		441		15,346
	MOS Honam Co., Ltd.		418		14,389
	Others		1,719		29,422

	Total	￦	8,009	￦	177,666

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2016, 2017 and 2018

1	The transactions for the year ended December 31, 2016, before Smart Channel Co., Ltd. was included in the consolidation scope.
2	Amounts include acquisition of primarily property and equipment.

		2017
(In millions of Korean won)		Sales		Purchases[1]
Associates and joint ventures	K- Realty CR-REITs No.1	￦	2,233	￦	35,532
	MOS GS Co., Ltd.		704		16,946
	MOS Daegu Co., Ltd.		335		8,514
	MOS Chungcheong Co., Ltd.		455		15,542
	MOS Gangnam Co., Ltd.		484		16,380
	MOS GB Co., Ltd.		987		21,651
	MOS BS Co., Ltd.		460		15,957
	MOS Honam Co., Ltd.		493		14,294
	K Bank, Inc.		29,939		59
	NgeneBio[2]		43		—
	Others		1,149		11,384

	Total	￦	37,282	￦	156,259

1	The amount includes acquisition of primarily property and equipment.
2	It is the amount after excluded from consolidation during the year.

		2018
(In millions of Korean won)		Sales		Purchases[1]
Associates and joint ventures	K- Realty CR-REITs No.1	￦	2,088	￦	31,984
	MOS GS Co., Ltd.[2]		493		12,023
	MOS Daegu Co., Ltd.[2]		229		8,775
	MOS Chungcheong Co., Ltd.[2]		540		9,159
	MOS Gangnam Co., Ltd.[2]		333		11,549
	MOS GB Co., Ltd.[2]		1,378		16,519
	MOS BS Co., Ltd.[2]		324		11,193
	MOS Honam Co., Ltd.[2]		331		10,499
	K Bank, Inc.		15,705		7,004
	NgeneBio[3]		3		—
	Others		2,888		9,547

	Total	￦	24,312	￦	128,252

1	Amounts include acquisition of primarily property and equipment.
2	It is the amount before excluded from consolidation during the year.
3	It is the amount before excluded from associates during the year

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2016, 2017 and 2018

Key management compensation for the years ended December 31, 2016, 2017 and 2018, consists of:

(In millions of Korean won)	2016		2017		2018
Salaries and other short-term benefits	￦	2,629	￦	2,879	￦	2,762
Post-employment benefits		381		311		751
Stock-based compensation		1,237		1,331		878

Total	￦	4,247	￦	4,521	￦	4,391

Fund transactions with related parties for the years ended December 31, 2017 and 2018, are as follows:

(In millions of Korean won)	2017
	Equity contributions in cash		Dividend income
Associates and joint ventures
PT. Mitra Transaksi Indonesia	￦	5,194	￦	—
KT-IBKC future investment fund 1		7,500		—
CHAMP IT Co., Ltd.		750		—
Korea Electronic Vehicle Charging Service		864		—
Gyeonggi-KT Yoojin Superman Fund		1,000		—
K-REALTY CR REIT 1		—		5,392
K Bank, Inc.		26,543		—
Korea Information & Technology Investment Fund		—		739
MOS GS Co., Ltd.		—		12
MOS Daegu Co., Ltd.		—		12
MOS Chungcheong Co., Ltd.		—		12
MOS Gangnam Co., Ltd.		—		10
MOS GB Co., Ltd.		—		15
MOS BS Co., Ltd.		—		10
MOS Honam Co., Ltd.		—		10

Total	￦	41,851	￦	6,212

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2016, 2017 and 2018

(In millions of Korean won)	2018
	Equity contributions in cash and others		Dividend income
Associates and joint ventures
PHI Healthcare Inc. (HooH Healthcare Inc.)	￦	1,000	￦	—
KT-CKP New Media Investment Fund		(1,229)		—
PT. Mitra Transaksi Indonesia[1]		1,567		—
Gyeonggi-KT Yoojin Superman Fund		1,000		—
KT-DSC creative economy youth start-up investment fund		(1,800)		—
KT-IBKC future investment fund 1		(1,050)		—
Korea Electronic Vehicle Charging Service		168		—
K Bank, Inc.		26,725		—
GE Premier 1st Corporate Restructuring Real Estate Investment Trust Company		(3,423)		—
JB Emerging Market Specialty Investment Private Equity Trust No.1		3,960		202
K-REALTY CR REIT 1		—		8,932
Korea Information & Technology Investment Fund		—		1,842
MOS GS Co., Ltd.[2]		(147)		8
MOS Daegu Co., Ltd.[2]		(147)		8
MOS Chungcheong Co., Ltd.[2]		(153)		8
MOS Gangnam Co., Ltd.[2]		(180)		10
MOS GB Co., Ltd.[2]		(203)		12
MOS BS Co., Ltd.[2]		(183)		10
MOS Honam Co., Ltd.[2]		(206)		10
Daiwon Broadcasting Co., Ltd.		—		85
Boston Global Film & Contents Fund L.P.		(986)		—
Gyeonggi-KT Green Growth Fund		—		19

Total	￦	24,713	￦	11,146

1	It is the amount before reclassification to assets held for sale.
2	It is the amount before included in consolidation during the year.

36.	Financial Risk Management

(1) Financial Risk Factors

The Group’s activities expose it to a variety of financial risks: market risk (including currency risk, fair value interest rate risk, cash flow interest rate risk and price risk), credit risk and liquidity risk. The Group’s overall risk management program focuses on the unpredictability of financial markets and seeks to minimize potential adverse effects on the Group’s financial performance. The Group uses derivative financial instruments to hedge certain risk exposures such as cash flow risk.

The Group’s financial policy is set up in the long-term perspective and annually reported to the Board of Directors. The financial risk management is carried out by the Value Management Office, which identifies, evaluates and hedges financial risks. The treasury department in the Value Management Office considers various finance market conditions to estimate the effect from the market changes.

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2016, 2017 and 2018

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

(ii) Foreign exchange risk

The Group is exposed to foreign exchange risk arising from operating, investing and financing activities. Foreign exchange risk is managed within the range of the possible effect on the Group’s cash flows. Foreign exchange risk (i.e. foreign currency translation of overseas operating assets and liabilities) unaffecting the Group’s cash flows is not hedged but can be hedged at a particular situation.

As at December 31, 2016, 2017 and 2018, if the foreign exchange rate had strengthened/weakened by 10% with all other variables held constant, the effects on profit before income tax and shareholders’ equity would have been as follows:

(In millions of Korean won)	Fluctuation of foreign exchange rate	Income before tax[1]	Shareholders’ equity
2016.12.31	10%	(28,134)	(23,817)
	-10%	28,134	23,817
2017.12.31	10%	(10,132)	(7,273)
	-10%	10,132	7,273
2018.12.31	10%	(2,350)	633
	-10%	(2,851)	(62)

1	Computed with considering derivatives hedging effect applied by the Group to hedge foreign exchange risk of liabilities in foreign currencies

The above analysis is a simple sensitivity analysis which assumes that all the variables other than foreign exchange rates are held constant. Therefore, the analysis does not reflect any correlation between foreign exchange rates and other variables, nor the management’s decision to decrease the risk.

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2016, 2017 and 2018

Details of financial assets and liabilities in foreign currencies as at December 31, 2016, 2017 and 2018, are as follows:

(In thousands of foreign currencies)	2016		2017		2018
	Financial assets	Financial liabilities	Financial assets	Financial liabilities	Financial assets	Financial liabilities
USD	210,474	2,536,090	236,476	1,908,831	279,327	1,893,782
SDR[1]	311	737	306	738	267	730
JPY	80,555	21,802,051	28,267	21,801,443	66,078	50,000,000
GBP	1	151	—	74	—	256
EUR	40	2,571	186	3,625	2	6
DZD[2]	471	—	47	—	618	—
CNY	15,262	381	46,555	10	16,315	271
UZS[3]	39,531	—	136,787	—	121,053	—
RWF[4]	1,203	—	3,346	—	857	—
THB[5]	—	—	—	—	1,685	1,685
IDR[6]	15,646,011	53,142,167	14,886,393	710,162	64,240,286	41,510,330
MMK[7]	2,750	—	84	—	84	—
TZS[8]	29,987	—	317,348	—	—	2,876
BWP[9]	15	—	42	—	897	—
HKD	254	—	—	—	—	—
BDT[10]	69,473	—	38,074	—	39,494	—
PLN[11]	106,025	—	338	—	26	—
VND[12]	515,412	—	311,649	—	467,272	—
XAF[13]	—	—	—	—	666	—
CHF[14]	—	—	—	12	—	—

1	Special Drawing Rights.
2	Algeria Dinar.
3	Uzbekistan Sum.
4	Rwanda Franc.
5	Thailand Bhat.
6	Indonesia Rupiah.
7	Myanmar Kyat.
8	Tanzanian Shilling.
9	Botswana Pula.
10	Bangladesh Taka.
11	Polish Zloty.
12	Vietnam Dong.
13	Central African Franc.
14	Confoederatio Helvetia Franc.

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2016, 2017 and 2018

(iii) Price risk

As at December 31, 2016, 2017 and 2018, the Group is exposed to equity securities price risk because the securities held by the Group are traded in active markets. If the market prices had increased/decreased by 10% with all other variables held constant, the effects on profit before income tax and shareholders’ equity would have been as follows:

(In millions of Korean won)	Fluctuation of price	Income before tax		Equity
2016.12.31	10%	￦	—	￦	539
	-10%		—		(539)
2017.12.31	10%	￦	—	￦	686
	-10%		—		(686)
2018.12.31	10%	￦	12	￦	898
	-10%		(12)		(898)

The above analysis is based on the assumption that the equity index had increased/decreased by 10% with all other variables held constant and all the Group’s marketable equity instruments had moved according to the historical correlation with the index. Gain or loss on equity securities classified as financial assets at fair value through profit or loss and financial assets at fair value through other comprehensive income can increase or decrease equity.

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

As at December 31, 2016, 2017 and 2018, if the market interest rate had increased/decreased by 100 bp with other variables held constant, the effects on profit before income tax and shareholders’ equity would be as follows:

(In millions of Korean won)	Fluctuation of interest rate	Income before tax		Shareholders’ equity
2016.12.31	+ 100 bp	￦	(3,456)	￦	(1,673)
	- 100 bp		3,445		(5,025)
2017.12.31	+ 100 bp	￦	1,942	￦	4,868
	- 100 bp		(1,954)		(5,198)
2018.12.31	+ 100 bp	￦	1,059	￦	9,689
	- 100 bp		(1,958)		(10,237)

The above analysis is a simple sensitivity analysis which assumes that all the variables other than market interest rates are held constant. Therefore, the analysis does not reflect any correlation between market interest rates and other variables, nor the management’s decision to decrease the risk.

2) Credit risk

Credit risk is the risk of financial loss to the Group if a customer or counterparty to a financial instrument fails to meet its contractual obligations, and arises principally from the Group’s trade receivables from customers, debt securities and others.

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2016, 2017 and 2018

-	Risk management

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

The Group’s investments in debt instruments are considered to be low risk investments. The credit ratings of the investments are monitored for credit deterioration.

-	Security

For some trade receivables, the Group may obtain security in the form of guarantees or letters of credit, etc. which can be called upon if the counterparty is in default under the terms of the agreement.

-	Impairment of financial assets

The Group has four types of financial assets that are subject to the expected credit loss model:

•	trade receivables for sales of goods and provision of services,

•	contract assets relating to provision of services,

•	debt investments carried at fair value through other comprehensive income, and

•	other financial assets carried at amortized cost.

While cash equivalents are also subject to the impairment requirement, the identified impairment loss was immaterial.

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2016, 2017 and 2018

As at December 31, 2017 and 2018, maximum exposure to credit risk is as follows.

(In millions of Korean won)	December 31, 2017		December 31, 2018
Cash and cash equivalents (except for cash on hand)	￦	1,926,620	￦	2,284,885
Trade and other receivables
Financial assets at amortized costs		6,793,397		5,425,996
Financial assets at fair value through other comprehensive income		—		1,097,348
Contract assets		—		398,797
Other financial assets
Derivatives financial assets for hedging		7,389		29,843
Financial assets at fair value through profit or loss		5,813		714,653
Financial assets at fair value through other comprehensive income		—		6,909
Financial assets at amortized costs		—		484,271
Available-for-sale financial assets		9,899		—
Held-to-maturity financial assets		151		—
Financial instruments and others		1,333,317		—
Financial guarantee contracts[1]		143,969		65,760

Total	￦	10,220,555	￦	10,508,462

1	It is total amount guaranteed by the Group according to the guarantee contracts.

(i) Trade receivables and contract assets

The Group applies the simplified approach to measuring expected credit losses which uses a lifetime expected loss allowance for all trade receivables and contract assets.

(ii) Cash equivalents (except for cash on hand)

The Group is also exposed to credit risk in relation to financial assets that are measured at fair value through profit or loss. The maximum exposure at the end of the reporting period is the carrying amount of these investments.

(iii) Other financial assets at amortized costs

Other financial assets at amortized cost include time deposits, other long-term financial instruments and others. All of the financial assets at amortized costs are considered to have low credit risk, and the loss allowance recognized during the period was, therefore, limited to 12 months expected losses. Management consider ‘low credit risk’ for other instruments when they have a low risk of default and the issuer has a strong capacity to meet its contractual cash flow obligations in the near term.

(iv) Financial assets at fair value through other comprehensive income

Financial assets at fair value through other comprehensive income include available-for-sale recognized in the prior financial year.

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2016, 2017 and 2018

All of the debt investments at fair value through other comprehensive income are considered to have low credit risk, and the loss allowance recognized during the period was, therefore, limited to 12 months expected losses. Management consider ‘low credit risk’ for other instruments when they have a low risk of default and the issuer has a strong capacity to meet its contractual cash flow obligations in the near term.

The Group is also exposed to credit risk in relation to financial assets that are measured at fair value through other comprehensive income. The maximum exposure at the end of the reporting period is the carrying amount of these investments.

(v) Financial assets at fair value through profit or loss

The Group is also exposed to credit risk in relation to financial assets that are measured at fair value through profit or loss. The maximum exposure at the end of the reporting period is the carrying amount of these investments.

3) Liquidity risk

The Group manages its liquidity risk by liquidity strategy and plans. The Group considers the maturity of financial assets and financial liabilities and the estimated cash flows from operations.

The table below analyzes the Group’s liabilities (including interest expenses) into relevant maturity groups based on the remaining period at the date of the end of each reporting period to the contractual maturity date. These amounts are contractual undiscounted cash flows and can differ from the amount in the financial statements.

	December 31, 2017
(In millions of Korean won)	Less than 1 year		1-5 years		More than 5 years		Total
Trade and other payables	￦	7,882,861	￦	1,219,835	￦	161,497	￦	9,264,193
Borrowings(including debentures)		1,623,996		3,666,726		2,317,209		7,607,931
Other non-derivative financial liabilities		4,117		31,290		142,706		178,113
Financial guarantee contracts[1]		26,738		—		—		26,738

Total	￦	9,537,712	￦	4,917,851	￦	2,621,412	￦	17,076,975

	December 31, 2018
(In millions of Korean won)	Less than 1 year		1-5 years		More than 5 years		Total
Trade and other payables	￦	7,287,436	￦	1,173,579	￦	492,429	￦	8,953,444
Borrowings(including debentures)		1,507,232		3,669,060		2,378,272		7,554,564
Other non-derivative financial liabilities		6,123		37,358		132,152		175,633
Financial guarantee contracts[1]		52,734		13,026		—		65,760

Total	￦	8,853,525	￦	4,893,023	￦	3,002,853	￦	16,749,401

1

It is total amount guaranteed by the Group according to guarantee contracts. Cash flow from financial guarantee contracts is classified as the maturity group in the earliest period when the financial guarantee contracts can be executed.

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2016, 2017 and 2018

Cash outflow and inflow of derivatives settled gross or net are undiscounted contractual cash flow and can differ from the amount in the financial statements.

	December 31, 2016
(In millions of Korean won)	Less than 1 year		1-5 years		More than 5 years		Total
Outflow	￦	1,174,147	￦	1,176,715	￦	536,005	￦	2,886,867
Inflow		1,302,112		1,306,199		588,559		3,196,870

	December 31, 2017
(In millions of Korean won)	Less than 1 year		1-5 years		More than 5 years		Total
Outflow	￦	638,171	￦	546,791	￦	526,633	￦	1,711,595
Inflow		608,270		568,976		509,558		1,686,804

	December 31, 2018
(In millions of Korean won)	Less than 1 year		1-5 years		More than 5 years		Total
Outflow	￦	455,343	￦	1,466,915	￦	517,301	￦	2,439,559
Inflow		484,505		1,492,718		519,133		2,496,356

(2) Management of Capital Risk

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

The debt-to-equity ratios as at December 31, 2017 and 2018, are as follows:

(In millions of Korean won)	December 31, 2017		December 31, 2018
Total liabilities	￦	16,712,367	￦	17,815,630
Total equity		13,183,354		14,658,490
Debt-to-equity ratio		127%		122%

The Group manages capital on the basis of the gearing ratio. This ratio is calculated as net debt divided by total capital. Net debt is calculated as total borrowings less cash and cash equivalents. Total capital is calculated as ‘equity’ in the statement of financial position plus net debt.

The gearing ratios as at December 31, 2017 and 2018, are as follows:

(In millions of Korean won, %)	December 31, 2017		December 31, 2018
Total borrowings	￦	6,860,539	￦	6,648,293
Less: cash and cash equivalents		(1,928,182)		(2,703,422)

Net debt		4,932,357		3,944,871
Total equity		13,183,354		14,658,490
Total capital		18,115,711		18,603,361
Gearing ratio		27%		21%

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2016, 2017 and 2018

(3) Offsetting Financial Assets and Financial Liabilities

Details of the Group’s recognized financial assets subject to enforceable master netting arrangements or similar agreements are as follows:

(In millions of Korean won)	December 31, 2017
	Gross assets		Gross liabilities offset		Net amounts presented in the statement of financial position		Amounts not offset				Net amount
							Financial instruments		Cash collateral
Derivative used for hedge[1]	￦	3,284	￦	—	￦	3,284	￦	(3,284)	￦	—	￦	—
Trade receivables[2]		85,755		(5,010)		80,745		(73,109)		—		7,636
Other financial assets		8,680		(436)		8,244		(5,307)		—		2,937

	￦	97,719	￦	(5,446)	￦	92,273	￦	(81,700)	￦	—	￦	10,573

(In millions of Korean won)	December 31, 2018
	Gross assets		Gross liabilities offset		Net amounts presented in the statement of financial position		Amounts not offset				Net amount
							Financial instruments		Cash collateral
Trade receivables[2]	￦	78,833	￦	(1)	￦	78,832	￦	(76,414)	￦	—	￦	2,418
Other financial assets		19,825		—		19,825		(19,825)		—		—

	￦	98,658	￦	(1)	￦	98,657	￦	(96,239)	￦	—	￦	2,418

1	It is the amount applied with master netting arrangements under the standard contract of International Swap and Derivatives Association (ISDA).
2

It is the amount for the Controlling Company and KT Powertel Co., Ltd, a subsidiary of the Group, applied with netting arrangements under the reference offer of the telecommunication facility interconnection and sharing data among telecommunications companies

The Group’s recognized financial liabilities subject to enforceable master netting arrangements or similar agreements are as follows:

(In millions of Korean won)	December 31, 2017
	Gross liabilities		Gross assets offset		Net amounts presented in the statement of financial position		Amounts not offset				Net amount
							Financial instruments		Cash collateral
Derivative used for hedging[1]	￦	26,135	￦	—	￦	26,135	￦	(3,284)	￦	—	￦	22,851
Trade payables[2]		80,829		(5,217)		75,612		(73,109)		—		2,503
Other financial liabilities		5,549		(229)		5,320		(5,307)		—		13

	￦	112,513	￦	(5,446)	￦	107,067	￦	(81,700)	￦	—	￦	25,367

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2016, 2017 and 2018

(In millions of Korean won)	December 31, 2018
	Gross liabilities		Gross assets offset		Net amounts presented in the statement of financial position		Amounts not offset				Net amount
							Financial instruments		Cash collateral
Trade payables[2]	￦	78,317	￦	—	￦	78,317	￦	(76,413)	￦	—	￦	1,904
Other financial liabilities		19,827		(1)		19,826		(19,825)		—		1

	￦	98,144	￦	(1)	￦	98,143	￦	(96,238)	￦	—	￦	1,905

1	It is the amount applied with master netting arrangements under the standard contract of International Swap and Derivatives Association (ISDA).
2

It is the amount for the Controlling Company and KT Powertel Co., Ltd, a subsidiary of the Group, applied with netting arrangements under the reference offer of the telecommunication facility interconnection and sharing data among telecommunications companies.

37.	Fair Value

37.1	Fair Value of Financial Instruments by Category

Carrying amount and fair value of financial instruments by category as at December 31, 2017 and 2018, are as follows:

	December 31, 2017			December 31, 2018
(In millions of Korean won)	Carrying amount		Fair value	Carrying amount		Fair value
Financial assets
Cash and cash equivalents	￦	1,928,182	[1]	￦	2,703,422	[1]
Trade and other receivables
Financial assets measured at amortized cost		6,793,397	[1]		5,425,996	[1]
Financial assets at fair value through other comprehensive income		—	—		1,097,348	1,097,348
Other financial assets
Financial assets measured at amortized cost[2]		1,333,368	[1]		484,271	[1]
Financial assets at fair value through profit or loss[2]		5,913	5,913		777,685	777,685
Financial assets at fair value through other comprehensive income[2]		—	—		326,157	326,157
Available-for-sale financial assets[3]		319,402	319,402		—	—
Derivative financial assets for hedging		7,389	7,389		29,843	29,843

Total	￦	10,387,651		￦	10,844,722

Financial liabilities
Trade and other payables	￦	8,427,457	[1]	￦	8,521,379	[1]
Borrowings		6,683,662	6,738,326		6,648,293	[1]
Other financial liabilities
Financial liabilities at amortized cost		87,670	[1]		99,330	[1]

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2016, 2017 and 2018

	December 31, 2017			December 31, 2018
(In millions of Korean won)	Carrying amount		Fair value	Carrying amount		Fair value
Financial liabilities at fair value through profit or loss		5,051	5,051		7,758	7,758
Derivative financial liabilities for hedging		93,770	93,770		57,308	57,308

Total	￦	15,297,610		￦	15,334,068

1	The Group did not conduct fair value estimation since the book amount is a reasonable approximation of the fair value.
2	In the prior year, a portion of the equity instrument was classified as available-for-sale financial assets and financial assets held-to-maturity.
3

As at December 31, 2017, equity instruments that do not have a quoted price in an active market are measured at cost because their fair value cannot be measured reliably and excluded from the fair value disclosures.

37.2	Fair Value Hierarchy

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

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2016, 2017 and 2018

Fair value hierarchy classifications of the financial assets and financial liabilities that are measured at fair value or its fair value is disclosed as at December 31, 2017 and 2018, are as follows:

	December 31, 2017
(In millions of Korean won)	Level 1		Level 2		Level 3		Total
Assets
Recurring fair value measurements
Other financial assets
Financial assets at fair value through profit or loss	￦	—	￦	—	￦	5,813	￦	5,813
Derivative financial assets for hedging		—		7,389		—		7,389
Available-for-sale financial assets		6,859		5,466		307,077		319,402
Disclosed fair value

Investment properties[1]		—		—		1,755,600		1,755,600

Total	￦	6,859	￦	12,855	￦	2,068,490	￦	2,088,204

Liabilities
Recurring fair value measurements
Financial liabilities at fair value through profit or loss	￦	—	￦	—	￦	5,051	￦	5,051
Derivative financial liabilities for hedging		—		76,045		17,725		93,770

Total	￦	—	￦	76,045	￦	22,776	￦	98,821

1	The highest and best use of a non-financial asset does not differ from its current use.

	December 31, 2018
(In millions of Korean won)	Level 1		Level 2		Level 3		Total
Assets
Trade and other receivables
Financial assets at fair value through other comprehensive income	￦	—	￦	1,097,348	￦	—	￦	1,097,348
Other financial assets
Financial assets at fair value through profit or loss[1]		121		613,964		163,600		777,685
Financial assets at fair value through other comprehensive income[1]		8,861		5,760		311,536		326,157
Derivative financial assets for hedging		—		29,843		—		29,843
Disclosed fair value

Investment properties[2]		—		—		1,821,061		1,821,061

Total	￦	8,982	￦	1,746,915	￦	2,296,197	￦	4,052,094

Liabilities
Other financial liabilities
Financial liabilities at fair value through profit or loss	￦	—	￦	—	￦	7,758	￦	7,758
Derivative financial liabilities for hedging		—		47,125		10,183		57,308

Total	￦	—	￦	47,125	￦	17,941	￦	65,066

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2016, 2017 and 2018

1	In the prior year, a portion of the equity instrument was classified as available-for-sale financial assets.
2	The highest and best use of a non-financial asset does not differ from its current use.

37.3	Transfers Between Fair Value Hierarchy Levels of Recurring Fair Value Measurements

(a)	Details of transfers between Level 1 and Level 2 of the fair value hierarchy for the recurring fair value measurements are as follows:

There are no transfers between Level 1 and Level 2 of the fair value hierarchy for the recurring fair value measurements.

(b)	Details of changes in Level 3 of the fair value hierarchy for the recurring fair value measurements as at December 31, 2017 and 2018, are as follows:

	2017
(In millions of Korean won)	Financial assets at fair value through profit or loss		Available-for-sale		Other derivative financial liabilities		Derivative financial liabilities for hedging
Beginning balance	￦	6,277	￦	287,889	￦	1,973	￦	—
Reclassification		—		(277)		—		—
Amount recognized in other comprehensive income		—		58,450		—		(1,909)
Purchases		—		85,287		—		—
Amount recognized in profit or loss		(464)		(113)		3,078		19,634
Sales		—		(124,159)		—		—

Ending balance	￦	5,813	￦	307,077	￦	5,051	￦	17,725

	2018
	Financial assets				Financial liabilities
(In millions of Korean won)	Financial assets at fair value through profit or loss[3]		Financial assets at fair value through other comprehensive income[3]		Financial liabilities at fair value through profit or loss[2]		Derivative financial liabilities for hedging[1]
Beginning balance	￦	97,547	￦	238,517	￦	5,051	￦	17,725
Changes in accounting policy		32,745		2,085		—		—
Purchases		21,365		8,802		—		—
Reclassification		1,581		(296)		—		—
Changes in scope of consolidation		—		364		—		—
Sales		(1,852)		(1,099)		—		—
Amount recognized in profit or loss[1,2]		12,214		89		2,707		(17,255)
Amount recognized in other comprehensive income[1]		—		63,074		—		9,713

Ending balance	￦	163,600	￦	311,536	￦	7,758	￦	10,183

1	Amount recognized in profit or loss of derivative financial liabilities for hedging are comprised of both gain on valuation of derivatives and accumulated other comprehensive loss.

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2016, 2017 and 2018

2	Amount recognized in profit or loss of derivative financial liabilities for hedging are comprised of loss on valuation of derivatives.
3	In prior year, a portion of the equity instrument was classified as available-for-sale financial assets.

37.4	Valuation Technique and the Inputs

Valuation techniques and inputs used in the recurring, non-recurring fair value measurements and disclosed fair values categorized within Level 2 and Level 3 of the fair value hierarchy as at December 31, 2017 and 2018, are as follows:

	December 31, 2017
(In millions of Korean won)	Fair value		Level	Valuation techniques
Assets
Other financial assets
Derivative financial assets for hedging	￦	7,389	2	DCF Model
Available-for-sale financial assets		312,543	2,3	DCF Model
Financial assets at fair value through profit or loss		5,813	3	DCF Model
Investment properties		1,755,600	3	DCF Model
Liabilities
Other financial liabilities
Derivative financial liabilities for hedging	￦	93,770	2,3	Hull-White model, DCF Model
Other derivative financial liabilities		5,051	3	DCF Model, Comparable Company Analysis

	December 31, 2018
(In millions of Korean won)	Fair value		Level	Valuation techniques
Assets
Trade and other receivables
Financial assets at fair value through other comprehensive income	￦	1,097,348	2	DCF Model
Other financial assets
Financial assets at fair value through profit or loss		777,564	2,3	DCF Model, Adjusted net asset model
Financial assets at fair value through other comprehensive income		317,296	2,3	DCF Model
Derivative financial assets for hedging		29,843	2	DCF Model
Investment properties		1,821,061	3	DCF Model
Liabilities
Other financial liabilities
Financial liabilities at fair value through profit or loss	￦	7,758	3	DCF Model, Comparable Company Analysis
Derivative financial liabilities for hedging		57,308	2,3	Hull-White model, DCF Model

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2016, 2017 and 2018

37.5	Valuation Processes for Fair Value Measurements Categorized Within Level 3

The Group uses external experts that perform the fair value measurements required for financial reporting purposes. External experts report directly to the chief financial officer (CFO), and discusses valuation processes and results with the CFO in line with the Group’s reporting dates.

37.6	Gains and losses on valuation at the transaction date

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

In relation to this, details and changes of the total deferred difference for the years ended December 31, 2017 and 2018, are as follows:

(In millions of Korean won)	2017				2018
	Derivatives used for hedging		Derivative held for trading		Derivatives used for hedging		Derivative held for trading
I. Beginning balance	￦	—	￦	(8,470)	￦	6,532	￦	(5,647)
II. New transactions		7,126		—		—		—
III. Recognized at fair value through profit or loss		(594)		2,823		(1,425)		2,823

IV. Ending balance (I+II+III)	￦	6,532	￦	(5,647)	￦	5,107	￦	(2,824)

38.	Interests in Unconsolidated Structured Entities

Details of information about its interests in unconsolidated structured entities, which the Group does not have control over, including the nature, purpose and activities of the structured entity and how the structured entity is financed, are as follows:

Classes of entities	Nature, purpose, activities and others
Real estate finance	A structured entity incorporated for the purpose of real estate development is provided with funds by investors’ investments in equity and borrowings from financial institutions (including long-term and short-term loans and issuance of ABCP due in three months), and based on these, the structured entity implements activities such as real estate acquisition, development and mortgage loans. The structured entity repays loan principals with funds incurred from instalment house sales after the completion of real estate development or with collection of the principal of mortgage loan. The remaining shares are distributed to investors. As at December 31, 2018, this entity is engaged in real estate finance structured entity, and generates revenues by receiving dividends from direct investments in or receiving interests on loans to the structured entity. Financial institutions, including the Entity, are provided with guarantees including joint guarantees or real estate collateral from investors and others.

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2016, 2017 and 2018

Classes of entities	Nature, purpose, activities and others
Consequently, the entity is a priority over other parties in the preservation of claim. However, when the credit rating of investors and others decreases or when the value of real estate decreases, the entity may be obliged to cover losses.

PEF and investment funds	Minority investors including managing members contribute to PEF and investment funds incorporated for the purpose of providing funds to the small, medium, or venture entities, and the managing member implements activities such as investments in equity or loans based on the contributions. As at December 31, 2018, the entity is engaged in PEF and investment funds structured entity, and after contributing to PEF and investment funds, the entity receives dividends for operating revenues from these contributions. The entity is provided with underlying assets of PEF and investment funds as collateral. However, when the value of the underlying assets decreases, the entity may be obliged to cover losses.

Asset securitization	The Group transfers accounts receivable for handset sales to its Special Purpose Company (“SPC”) for asset securitization. SPC issues the asset-backed securities with accounts receivable for handset sales as an underlying asset, and makes payment for the underlying asset acquired.

Details of scale of unconsolidated structured entities and nature of the risks associated with an entity’s interests in unconsolidated structured entities as at December 31, 2017 and 2018, are as follows:

(In millions of Korean won)	December 31, 2017
	Real Estate Finance		PEF and Investment Funds		Asset Securitization		Total
Total assets of unconsolidated structured entities	￦	1,426,620	￦	3,779,377	￦	2,619,445	￦	7,825,442
Assets recognized in statement of financial position
Other financial assets	￦	21,800	￦	52,666	￦	—	￦	74,466
Joint ventures and associates		10,168		164,030		—		174,198

Total	￦	31,968	￦	216,696	￦	—	￦	248,664

Maximum loss exposure[1]
Investment assets	￦	31,968	￦	216,696	￦	—	￦	248,664

Total	￦	31,968	￦	216,696	￦	—	￦	248,664

1

It includes the investments recognized in the Group’s financial statements and the amounts which are probable to be determined when certain conditions are met by agreements including purchase agreements, credit granting and others.

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2016, 2017 and 2018

(In millions of Korean won)	December 31, 2018
	Real Estate Finance		PEF and Investment Funds		Asset Securitization		Total
Total assets of unconsolidated structured entities	￦	1,429,910	￦	3,701,718	￦	2,751,208	￦	7,882,836
Assets recognized in statement of financial position
Other financial assets	￦	24,421	￦	94,075	￦	—	￦	118,496
Joint ventures and associates		7,293		166,159		—		173,452

Total	￦	31,714	￦	260,234	￦	—	￦	291,948

Maximum loss exposure[1]
Investment assets	￦	31,714	￦	260,234	￦	—	￦	291,948

Total	￦	31,714	￦	260,234	￦	—	￦	291,948

1

It includes the investments recognized in the Group’s financial statements and the amounts which are probable to be determined when certain conditions are met by agreements including purchase agreements, credit granting and others.

39.	Information About Non-controlling Interests

39.1	Changes in Accumulated Non-controlling Interests

Profit or loss allocated to non-controlling interests and accumulated non-controlling interests of subsidiaries that are material to the Group for the years ended December 31, 2016, 2017 and 2018 are as follows:

(In millions of Korean won)	December 31, 2016
	Non- controlling Interests rate (%)	Accumulated non-controlling interests at the beginning of the year		Profit or loss allocated to non-controlling interests		Dividend paid to non- controlling interests		Others		Accumulated non-controlling interests at the end of the year
KT Skylife Co., Ltd.	49.73%	￦	316,880	￦	22,445	￦	(8,279)	￦	(1,370)	￦	329,676
BC Card Co., Ltd.	30.46%		322,921		47,068		(44,637)		3,986		329,338
KT Powertel Co., Ltd.	55.15%		50,926		112		—		713		51,751
KT Hitel Co., Ltd.	35.27%		50,689		1,274		—		(165)		51,798
KT Telecop Co., Ltd.	13.18%		103,428		19		—		85		103,532

(In millions of Korean won)	December 31, 2017
	Non- controlling Interests rate (%)	Accumulated non-controlling interests at the beginning of the year		Profit or loss allocated to non-controlling interests		Dividend paid to non- controlling interests		Others		Accumulated non-controlling interests at the end of the year
KT Skylife Co., Ltd.	49.73%	￦	329,676	￦	9,395	￦	(9,817)	￦	(952)	￦	328,302
BC Card Co., Ltd.	30.46%		329,338		43,961		(29,490)		(4,742)		339,067
KT Powertel Co., Ltd.	55.15%		51,751		1,165		—		137		53,053
KT Hitel Co., Ltd.	32.87%		51,798		870		—		478		53,146
KT Telecop Co., Ltd.	13.18%		103,532		381		—		(445)		103,468

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2016, 2017 and 2018

(In millions of Korean won)	December 31, 2018
	Non- controlling Interests rate (%)	Accumulated non-controlling interests at the beginning of the year		Profit or loss allocated to non-controlling interests		Dividend paid to non- controlling interests		Others		Accumulated non-controlling interests at the end of the year
KT Skylife Co., Ltd.	49.73%	￦	328,302	￦	23,405	￦	(8,279)	￦	30,722	￦	374,150
BC Card Co., Ltd.	30.46%		339,067		28,418		(35,924)		13,986		345,547
KT Powertel Co., Ltd.	55.15%		53,053		(3,058)		—		2,870		52,865
KT Hitel Co., Ltd.	32.87%		53,146		454		—		(1,264)		52,336
KT Telecop Co., Ltd.	13.18%		103,468		59		—		(170)		103,357

39.2	Summarized Financial Information on Subsidiaries

The summarized financial information for each subsidiary with non-controlling interests that are material to the Group before inter-company eliminations is as follows:

Summarized consolidated statements of financial position as at December 31, 2016, 2017 and 2018, are as follows:

	December 31, 2016
(In millions of Korean won)	KT Skylife Co., Ltd.		BC Card Co., Ltd.		KT Powertel Co., Ltd.		KT Hitel Co., Ltd.		KT Telecop Co., Ltd.
Non-controlling Interests rate (%)		49.73%		30.46%		55.15%		35.27%		13.18%
Current assets	￦	352,980	￦	2,945,584	￦	69,046	￦	158,210	￦	63,802
Non-current assets		424,968		705,480		44,679		90,992		201,751
Current liabilities		151,329		2,530,832		17,910		45,277		53,903
Non-current liabilities		80,123		71,571		1,989		1,664		78,441
Equity		546,496		1,048,661		93,826		202,261		133,209
Operating revenue		668,945		3,567,512		81,390		198,994		315,948
Profit or loss for the year		68,863		163,131		202		4,298		143
Total comprehensive income		68,785		178,744		202		1,399		143
Cash flows from operating activities		155,399		92,818		7,271		28,987		60,461
Cash flows from investing activities		(210,480)		(37,313)		(8,191)		(33,238)		(45,243)
Cash flows from financing activities before dividend paid to non-controlling interests		(16,647)		(147,306)		—		—		—
Dividend paid to non-controlling interests		(8,279)		(44,637)		—		—		—
Gain or loss foreign currency translation		—		(178)		—		3		—
Net (decrease)/increase in cash and cash equivalents		(71,728)		(91,801)		(920)		(4,251)		15,218

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2016, 2017 and 2018

	December 31, 2017
(In millions of Korean won)	KT Skylife Co., Ltd.		BC Card Co., Ltd.		KT Powertel Co., Ltd.		KT Hitel Co., Ltd.		KT Telecop Co., Ltd.
Non-controlling Interests rate (%)		49.73%		30.46%		55.15%		32.87%		13.18%
Current assets	￦	324,632	￦	3,225,262	￦	73,527	￦	150,368	￦	73,023
Non-current assets		468,261		823,001		41,598		107,872		191,330
Current liabilities		185,995		2,868,669		18,450		49,922		90,569
Non-current liabilities		24,555		86,369		487		3,021		41,064
Equity		582,343		1,093,225		96,188		205,297		132,720
Operating revenue		687,752		3,628,995		69,234		227,884		317,591
Profit or loss for the year		57,314		156,109		2,112		3,225		2,885
Total comprehensive income (loss)		55,586		141,719		2,362		3,036		(490)
Cash flows from operating activities		99,269		108,203		13,895		28,320		57,262
Cash flows from investing activities		(81,758)		(568,518)		(17,354)		(36,086)		(43,483)
Cash flows from financing activities before dividend paid to non-controlling interests		(19,739)		(97,221)		—		—		—
Dividend paid to non-controlling interests		(9,817)		(29,490)		—		—		—
Gain or loss foreign currency translation		—		(184)		—		(47)		—
Net (decrease)/increase in cash and cash equivalents		(2,228)		(557,536)		(3,459)		(7,766)		13,779

	December 31, 2018
(In millions of Korean won)	KT Skylife Co., Ltd.		BC Card Co., Ltd.		KT Powertel Co., Ltd.		KT Hitel Co., Ltd.		KT Telecop Co., Ltd.
Non-controlling Interests rate (%)		49.73%		30.46%		55.15%		32.87%		13.18%
Current assets	￦	301,739	￦	2,997,429	￦	84,785	￦	161,162	￦	52,367
Non-current assets		514,263		724,950		39,279		111,546		220,125
Current liabilities		112,411		2,520,050		27,187		63,231		85,648
Non-current liabilities		37,430		110,486		1,030		2,812		54,666
Equity		666,161		1,091,843		95,847		206,665		132,178
Operating revenue		694,059		3,551,715		65,620		279,117		328,262
Profit or loss for the year		52,010		70,889		(5,545)		657		166
Total comprehensive income (loss)		47,787		116,604		(5,792)		738		(1,517)
Cash flows from operating activities		183,474		86,299		11,603		43,855		40,351
Cash flows from investing activities		(139,846)		128,538		(2,580)		(26,335)		(76,969)
Cash flows from financing activities		(77,647)		(117,561)		—		—		10,000
Net increase (decrease) in cash and cash equivalents		(34,019)		97,276		9,023		17,520		(26,618)
Cash and cash equivalents at beginning of year		65,747		177,826		6,626		21,647		32,326
Exchange differences		—		(13)		—		19		—
Cash and cash equivalents at end of year		31,728		275,089		15,649		39,186		5,708

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2016, 2017 and 2018

39.3	Transactions with Non-controlling Interests

The effect of changes in the ownership interest on the equity attributable to owners of the Group during 2016, 2017 and 2018 is summarized as follows:

(In millions of Korean won)	2016		2017		2018
Carrying amount of non-controlling interests acquired	￦	4,022	￦	(732)	￦	(194)
Consideration paid to non-controlling interests		7,347		6,173		11,312

Excess of consideration paid recognized in parent’s equity	￦	11,369	￦	5,441	￦	11,118

40.	Business Combination

On May 31, 2018, the Group’s subsidiary, KT Telecop Co., Ltd. acquired the unmanned security business and SI (System Integration) business of SG Safety Corporation for ￦27,570 million. The acquisition is expected to increase the Group’s market share and competitiveness in the market. The Group additionally acquired treasury stock from MOS GB Co., Ltd. and MOS Chungcheong Co., Ltd., associates of the Group, for ￦11,048 million. The business combination is expected to enhance specialization and efficiency in installation of wireless network infrastructure and its maintenance. GENIE Music Corporation, a subsidiary of the Group, merged with CJ Digital Music Co., Ltd. (“acquired company”) by issuing 8,922,685 shares of subsidiaries to CJ ENM CO., Ltd., who owns 100% of shares of the acquired company, and acquiring all shares (1,600,000 shares) of the acquired company. The merger is expected to increase the Group’s market share in music service and distribution business, and also reduce costs through economies of scale.

Details of the business combination are as follows:

(In millions of Korean won)	Business line	Date	Purchase consideration
SG Safety Corporation	Unmanned security business	May 31, 2018	￦	27,544
KT MOS Bukbu Co., Ltd.	Telecommunication facility maintenance	September 30, 2018		8,160
KT MOS Nambu Co., Ltd.	Telecommunication facility maintenance	September 30, 2018		6,310
CJ Digital Music Co., Ltd.	Music distribution	October 10, 2018		50,948

Fair value of the purchase consideration from the business combination is as follows:

(In millions of Korean won)	SG Safety Corporation		KT MOS Bukbu Co., Ltd		KT MOS Nambu Co., Ltd.		CJ Digital Music Co., Ltd.
Cash and cash equivalents	￦	28,000	￦	6,283	￦	4,765	￦	—
Settled receivables[1]		(456)		—		—		—
Fair value of equity instruments previously held[2]		—		1,877		1,545		—
Fair value of equity instruments newly issued[3]		—		—		—		50,948

Total	￦	27,544	￦	8,160	￦	6,310	￦	50,948

1	Uncollected amount which incurred after the payment of consideration from adjustment of purchase consideration caused by additional retirement benefit.

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2016, 2017 and 2018

2	The shares previously held by KT MOS Bukbu Co., Ltd. (93,994 ordinary shares) and KT MOS Nambu Co., Ltd. (65,831 ordinary shares), non-listed entities, were evaluated by using the profit approach.
3

The fair value (￦50,948 million) of 8,992,685 ordinary shares of GENIE Music Corporation, the consideration transferred, was based on the share price disclosed at the merger date. The issuance cost amounting to ￦31 million were deducted from deemed issuance price.

Fair value of the assets and liabilities recognized as a result of the acquisition at the acquisition date are as follows:

(In millions of Korean won)	SG Safety Corporation		KT MOS Bukbu Co., Ltd		KT MOS Nambu Co., Ltd.		CJ Digital Music Co., Ltd.
Recognized amounts of identifiable assets acquired	￦	17,763	￦	14,924	￦	12,242	￦	28,117
Cash and cash equivalents		—		7,864		3,340		1,556
Trade and other receivables		—		4,827		6,318		11,200
Other current assets		1,367		160		85		484
Inventories		—		—		—		5
Current income tax assets		—		—		75		—
Property and equipment		4,047		855		1,104		791
Intangible assets				997		478		1,860
Distribution agency contract (included in intangibles)		—		—		—		11,753
Contractual customer relationship (included in intangibles)		10,467		—		—		468
Deferred income tax assets		—		113		576		—
Other non-current assets		1,882		10		—		—
Other non-current financial assets		—		98		266		—
Recognized amounts of identifiable liabilities assumed		5,637		10,050		6,433		25,559
Trade and other payables		120		6,767		3,327		18,947
Borrowings		5,000		—		—		—
Other current liabilities		—		363		703		3,481
Current income tax liabilities		—		103		—
Post-employment benefit obligations		517		2,768		2,360		311
Deferred income tax liabilities		—		—		—		2,497
Other non-current liabilities		—		49		43		323

Total	￦	12,126	￦	4,874	￦	5,809	￦	2,558

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2016, 2017 and 2018

As at December 31, 2018, details of the recognized goodwill as a result of the business combination are as follows:

(In millions of Korean won)	SG Safety Corporation		KT MOS Bukbu Co., Ltd		KT MOS Nambu Co., Ltd.		CJ Digital Music Co., Ltd.
Purchase consideration	￦	27,544	￦	8,160	￦	6,310	￦	50,948
Add: Non-controlling interests[1]		—		—		101		—
Less:
Fair value of identifiable net assets		12,126		4,874		5,809		2,558

Goodwill[2]	￦	15,418	￦	3,286	￦	602	￦	48,390

1	Non-controlling interests for KT MOS Nambu Co., Ltd. acquired during the year ended December 31, 2018 are measured at proportionate shares of acquiree’s identifiable net assets.

2	The goodwill from the business combination is attributable to economies of scale expected and the acquired customer relationships.

Details of cash outflows as a result of acquisition are as follows:

(In millions of Korean won)	SG Safety Corporation[1]		KT MOS Bukbu Co., Ltd		KT MOS Nambu Co., Ltd.		CJ Digital Music Co., Ltd.
Purchase consideration
Cash[1]	￦	28,000	￦	6,283	￦	4,765	￦	—
Less:
Recognized amounts of cash and cash equivalents		—		7,864		3,340		1,556

Total	￦	28,000	￦	(1,581)	￦	1,425	￦	(1,556)

1	The difference from purchase considerations of ￦27,544 million is attributable to uncollected settled receivables.

Since the unmanned security business acquired from SG Safety Corporation is incorporated into the Group’s main business segment, the security services business, it is difficult to identify revenue and net profit generated from business combination during the reporting period.

Since KT MOS Bukbu Co., Ltd. and KT MOS Nambu Co., Ltd. are incorporated into the network business, it is difficult to identify revenue and net profit generated from business combination during the reporting period.

According to the contract, KT Telecop Co., Ltd. has the right to be reimbursed from SG Safety Corporation in the amount equivalent to 35 times the difference between the target revenue and monthly security business revenue as at December 31, 2023. However, as at the end of the reporting period, related reimbursement asset is not recognized since it is reasonably expected that the revenue will meet its target.

41.	Changes in Accounting Policies

(1)	Adoption of IFRS 15 Revenue from Contracts with Customers

As explained in Note 2, the Group has applied IFRS 15 Revenue from Contracts with Customers from January 1, 2018. In accordance with the transitional provisions in IFRS 15, comparative

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2016, 2017 and 2018

figures have not been restated. Financial statement line items affected by the adoption of the new rules in the current period are as follows:

The impact on the financial statements due to the application of IFRS 15 at the date of initial application (January 1, 2018) is as follows:

	January 1, 2018
(In millions of Korean won)	Before application of IFRS 15 (*)		Adjustment		After application of IFRS 15
Current assets	￦	9,828,525	￦	1,288,908	￦	11,117,433
Trade and other receivables		5,964,565		4,475		5,969,040
Inventories		642,027		—		642,027
Other current assets[1,2]		304,860		1,284,433		1,589,293
Others		2,917,073		—		2,917,073
Non-current assets		20,067,196		68,060		20,135,256
Trade and other receivables		828,832		(2,285)		826,547
Deferred income tax assets		712,222		(352,273)		359,949
Other non-current assets[1,2]		107,165		422,618		529,783
Others		18,418,977		—		18,418,977

Total assets	￦	29,895,721	￦	1,356,968	￦	31,252,689

Current liabilities	￦	9,474,162	￦	269,893	￦	9,744,055
Trade and other payables		7,426,088		297		7,426,385
Deferred revenue		17,906		33,655		51,561
Provisions		78,172		177		78,349
Other current liabilities[1]		258,315		235,764		494,079
Others		1,693,681		—		1,693,681
Non-current liabilities		7,238,205		80,236		7,318,441
Deferred revenue		91,698		23,831		115,529
Deferred income tax liabilities		128,462		6,905		135,367
Other non-current liabilities[1]		237,283		49,500		286,783
Others		6,780,762		—		6,780,762

Total liabilities	￦	16,712,367	￦	350,129	￦	17,062,496

Equity attribute to owners of the Controlling Company	￦	11,791,590	￦	929,866	￦	12,721,456
Non-controlling interest		1,391,764		76,973		1,468,737

Total equity	￦	13,183,354	￦	1,006,839	￦	14,190,193

(*)	The amounts in this column are before the adjustments from the adoption of IFRS 9.

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2016, 2017 and 2018

The effect of adoption of IFRS 15 on the consolidated financial statements for the year ended December 31, 2018, is as follows.

-	Consolidated statement of financial position

	December 31, 2018
(In millions of Korean won)	Reported Amount (*)		Adjustments		Amount before application of IFRS 15
Current assets	￦	12,157,814	￦	(1,335,128)	￦	10,822,686
Trade and other receivables		5,680,349		7,141		5,687,490
Inventories		1,074,634		53,035		1,127,669
Other current assets[1,2]		1,687,548		(1,395,304)		292,244
Others		3,715,283		—		3,715,283
Non-current assets		20,316,306		(87,432)		20,228,874
Trade and other receivables		842,995		4,617		847,612
Deferred income tax assets		465,369		356,928		822,297
Other non-current assets[1,2]		545,895		(448,977)		96,918
Others		18,462,047		—		18,462,047

Total assets	￦	32,474,120	￦	(1,422,560)	￦	31,051,560

Current liabilities	￦	9,394,123	￦	(318,260)	￦	9,075,863
Deferred revenue		52,878		(38,057)		14,821
Provisions		117,881		(565)		117,316
Other current liabilities[1]		596,589		(279,638)		316,951
Others		8,626,775		—		8,626,775
Non-current liabilities		8,421,507		(54,508)		8,366,999
Deferred revenue		110,702		(27,233)		83,469
Deferred income tax liabilities		204,785		(21,019)		183,766
Other non-current liabilities[1]		423,626		(6,256)		417,370
Others		7,682,394		—		7,682,394

Total liabilities	￦	17,815,630	￦	(372,768)	￦	17,442,862

Equity attribute to owners of the Controlling Company	￦	13,129,901	￦	(970,430)	￦	12,159,471
Non-controlling interest		1,528,589		(79,362)		1,449,227

Total equity	￦	14,658,490	￦	(1,049,792)	￦	13,608,698

(*)	Amounts include adjustments arising from adoption of IFRS 9.

[1]	Allocation the transaction price

With the implementation of IFRS 15, the Group allocates the transaction price to each performance obligation identified in the contract based on a relative stand-alone selling prices of the goods or services being provided to the customer. To allocate the transaction price to each performance obligation on a relative stand-alone price basis, the Group determines the stand-alone selling price at contract inception of the distinct goods or services underlying each performance obligation in the contract and allocate the transaction price in proportion to those stand-alone selling price. The stand-alone selling price is the price at which the Group would sell

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2016, 2017 and 2018

promised goods or services separately to the customer. The best evidence of a stand-alone selling price is the observable price of a goods or services when the Group sells that goods or services separately in similar circumstances and to similar customers. The Group recognizes the allocated amount as contract assets or contract liabilities, and amortizes it through the remaining period which is adjusted in operating income.

In relation to this, as at December 31, 2018, contract assets and contract liabilities are increased by ￦398,797 million (January 1, 2018: ￦421,131 million) and ￦347,461 million (January 1, 2018: ￦282,836 million), respectively.

[2]	Incremental costs of obtaining a contract

The Group pays the commission fees when new customer subscribe for telecommunication services. The incremental costs of obtaining a contract are those commission fees that the Group incurs to obtain a contract with a customer that it would not have incurred if the contract had not been obtained.

According to IFRS 15, the Group recognizes as an asset the incremental cost of obtaining contract and amortize it through the contract period. However, as a practical expedient, the Group recognizes the incremental costs of obtaining a contracts as an expense when incurred if the amortization period of the asset is one year or less.

In relation to this, prepaid expenses are increased by ￦1,444,822 million as at December 31, 2018 (January 1, 2018: ￦1,285,443 million).

-	Consolidated statement of profit or loss

	2018
(In millions of Korean won)	Reported Amount (*)		Adjustments		Amount before application of IFRS 15
Operating revenue	￦	23,436,050	￦	268,270	￦	23,704,320
Operating expenses		22,335,190		316,495		22,651,685
Operating profit		1,100,860		(48,225)		1,052,635
Financial income		374,243		(3,862)		370,381
Financial costs		435,659		16,860		452,519
Share of net losses of associates and joint venture		(5,467)		—		(5,467)
Profit before income tax		1,033,977		(68,947)		965,030
Income tax expense		314,565		(17,944)		296,621

Profit for the year	￦	719,412	￦	(51,003)	￦	668,409

(*)	Amounts include adjustments arising from adoption of IFRS 9.

-	Consolidated statement of cash flows

The application of IFRS 15 has no material impact on cash flows from operating, investing and financing activities on the statements of cash flows.

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2016, 2017 and 2018

(2)	Adoption of IFRS 9 Financial Instruments

The Group has applied IFRS 9 Financial Instruments from January 1, 2018. In accordance with the transitional provisions in IFRS 9, comparative figures have not been adjusted.

IFRS 9 replaces IAS 39, Financial Instruments: Recognition and Measurement, relating to the recognition of financial assets and financial liabilities, classification, measurement and elimination of financial instruments, impairment of financial assets and hedge accounting. IFRS 9 also significantly amends other standards dealing with financial instruments such as IFRS 7 Financial Instruments: Disclosures.

(a)	Beginning balance of retained earnings after adjustment

Details of the Group’s beginning balance of retained earnings after adjustment due to application of IFRS 9, are as follows:

(In millions of Korean won)	January 1, 2018
Beginning balance — IAS 39	￦	9,961,150
Reclassification of available-for-sale securities to financial assets at fair value through profit or loss		32,754
Reclassification of available-for-sale securities to financial assets at fair value through other comprehensive income		2,191
Increase in provision for impairment of financial assets at amortized cost		(1,817)
Increase in provision with unused limit		(287)
Decrease in deferred income tax assets		(8,395)
Adjustments of non-controlled interests		(259)

Adjustments to retained earnings from adoption of IFRS 9		24,187

Beginning balance of retained earnings — IFRS 9		9,985,337

Adjustment to retained earnings from adoption of IFRS 15		929,866

Beginning balance of retained earnings after adjustment	￦	10,915,203

(b)	Classification and Measurement of Financial Instruments

On the date of initial application of IFRS 9, January 1, 2018, the Group’s management has assessed which business models apply to the financial assets held by the Group and has classified its financial instruments into the appropriate IFRS 9 categories. The main effects resulting from this reclassification are as follows:

(In millions of Korean won)	Classification in accordance with		Amount in accordance with
Account	IAS 39	IFRS 9	IAS 39		IFRS 9		Differences
Financial assets
Cash and cash equivalent	Loans and receivables	Financial assets measured at amortized cost	￦	1,928,182	￦	1,928,182	￦	—

Trade and other receivables	Loans and receivables	Financial assets measured at amortized cost		6,793,397		5,836,089		(1,028)

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2016, 2017 and 2018

(In millions of Korean won)	Classification in accordance with		Amount in accordance with
Account	IAS 39	IFRS 9	IAS 39	IFRS 9	Differences

		Financial assets at fair value through other comprehensive income		980,766	24,486

Other financial assets	Loans and receivables	Financial assets measured at amortized cost	1,333,317	462,075	(789)
		Financial assets at fair value through profit or loss		870,453	—
	Financial assets at fair value through profit or loss	Financial assets at fair value through profit or loss	5,813	5,813	—
	Derivative financial assets for hedging purpose	Derivative financial assets for hedging purpose	7,389	7,389	—
	Financial assets available-for-sale	Financial assets measured at amortized cost		28,603	—
		Financial assets at fair value through profit or loss	380,953	127,276	32,745
		Financial assets at fair value through other comprehensive income		259,904	2,085
	Financial assets held-to-maturity	Financial assets measured at amortized cost		51	—
		Financial assets at fair value through profit or loss	151	100	—
		Financial assets at fair value through other comprehensive income		—	—

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2016, 2017 and 2018

(In millions of Korean won)	Classification in accordance with		Amount in accordance with
Account	IAS 39	IFRS 9	IAS 39	IFRS 9	Differences

Financial liabilities

Trade payables and payables	Other financial liabilities measured at amortized cost	Financial assets measured at amortized cost	￦8,427,457	￦8,427,457	￦—

Borrowing	Other financial liabilities measured at amortized cost	Financial assets measured at amortized cost	6,683,662	6,683,662	—

Other financial liabilities	Financial liabilities at fair value through profit or loss	Financial liabilities at fair value through profit or loss	5,051	5,051	—

Other financial liabilities	Derivative financial liabilities for hedging purpose	Derivative financial liabilities for hedging purpose	93,770	93,770	—

Other financial liabilities (*)	Other financial liabilities measured at amortized cost	Financial assets measured at amortized cost	89,104	89,391	287

(*)	The amount includes provisions of which loss allowance is remeasured due to adoption of IFRS 9.

The impact on these changes on the Group’s equity as at January 1, 2018, is as follows:

(In millions of Korean won)	Accumulated other comprehensive income		Retained earnings
Reclassification from loans and receivables to financial assets at fair value through other comprehensive income, and fair value assessment	￦	24,486	￦	—
Reclassification from available-for-sale financial assets to financial assets at fair value through profit or loss, and fair value assessment		(9)		32,754
Reclassification from available-for-sale financial assets to financial assets at fair value through other comprehensive income		(106)		2,191
Increase in provision for impairment of financial assets at amortized cost		—		(1,817)
Increase in provision with unused limit		—		(287)
Income tax effect		(6,734)		(8,395)
Adjustments of non-controlled interests		104		(259)

Total adjustments from application of IFRS 9	￦	17,741	￦	24,187

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2016, 2017 and 2018

42.	Events after Reporting Period

Subsequent to the reporting period, public bonds issued are as follow:

	December 31, 2018
(In millions of Korean won)	Issue date	Carrying amount		Interest rate	Redemption date
The 191-1st Public bond	2019.01.15	￦	220,000	2.048%	2022.01.14
The 191-2nd Public bond	2019.01.15		80,000	2.088%	2024.01.15
The 191-3rd Public bond	2019.01.15		110,000	2.160%	2029.01.15
The 191-4th Public bond	2019.01.15		90,000	2.213%	2039.01.14

43.	Revision of prior financial statements

The Group revised the prior period financial statements to correct errors in relation to the under-statement of revenue due to omission of data transferring from billing system to finance system, and the details are as follows:

Consolidated Statements of financial position

(In millions of Korean won)	January 1, 2017						December 31, 2017
	As Previously Reported		Adjustments		As Revised		As Previously Reported		Adjustments		As Revised
Current assets	￦	9,716,020	￦	150,282	￦	9,866,302	￦	9,678,243	￦	150,282	￦	9,828,525
Trade and other receivables		5,327,352		150,282		5,477,634		5,814,283		150,282		5,964,565

Total assets	￦	30,664,298	￦	150,282	￦	30,814,580	￦	29,745,439	￦	150,282	￦	29,895,721

Current liabilities	￦	9,523,137	￦	16,058	￦	9,539,195	￦	9,458,104	￦	16,058	￦	9,474,162
Trade and other payables		7,139,771		1,954		7,141,725		7,424,134		1,954		7,426,088
Current income tax liabilities		88,739		14,104		102,843		68,880		14,104		82,984

Total liabilities	￦	17,881,580	￦	16,058	￦	17,897,638	￦	16,696,309	￦	16,058	￦	16,712,367

Equity attribute to owners of the Controlling Company	￦	11,429,874	￦	134,224	￦	11,564,098	￦	11,657,366	￦	134,224	￦	11,791,590
Retained earnings		9,644,483		134,224		9,778,707		9,826,926		134,224		9,961,150

Total equity		12,782,718		134,224		12,916,942		13,049,130		134,224		13,183,354

Total liabilities and equity	￦	30,664,298	￦	150,282	￦	30,814,580	￦	29,745,439	￦	150,282	￦	29,895,721

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2016, 2017 and 2018

Consolidated Statement of operations & Comprehensive Income

(In millions of Korean won)	Year ended December 31, 2016
	As Previously Reported		Adjustments		As Revised
Operating revenue	￦	23,120,878	￦	43,324	￦	23,164,202
Operating profit		1,339,780		43,324		1,383,104
Profit before income tax		1,123,431		43,324		1,166,755
Income tax expense		328,314		6,596		334,910

Profit for the year	￦	795,117	￦	36,728	￦	831,845
Profit for the year attributable to the equity holders of the Controlling Company		708,362		36,728		745,090

Total comprehensive income for the year	￦	789,447	￦	36,728	￦	826,175
Total comprehensive income for the year attributable to the equity holders of the Controlling Company	￦	701,685	￦	36,728	￦	738,413

Consolidated Statements of changes in equity

(In millions of Korean won)	As Previously Reported				Adjustments				As Revised
	Retained earnings		Owners of the Controlling Company		Retained earnings		Owners of the Controlling Company		Retained earnings		Owners of the Controlling Company
Balance at January 1, 2016	￦	9,049,971	￦	10,835,735	￦	97,496	￦	97,496	￦	9,147,467	￦	10,933,231
Balance at December 31, 2016	￦	9,644,483	￦	11,429,874	￦	134,224	￦	134,224	￦	9,778,707	￦	11,564,098
Balance at December 31, 2017	￦	9,826,926	￦	11,657,366	￦	134,224	￦	134,224	￦	9,961,150	￦	11,791,590

The increase in retained earnings due to revision of prior period financial statements before January 1, 2016 is ￦97,496 million.