Form 20-F
period 2019-12-31
KT CORP
filed 2020-04-29
CIK 892450

As filed with the Securities and Exchange Commission on April 29, 2020

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2019

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

Kyung-Keun Yoon

KT Gwanghwamun Building East

33, Jong-ro 3-Gil, Jongno-gu

03155 Seoul, Korea

Telephone: +82-31-727-0114; E-mail: ktir@kt.com

(Name, telephone, e-mail and/or facsimile number and address of company contact person)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Trading symbol	Name of each exchange on which registered

American Depositary Shares, each representing one-half of one share of ordinary share	KT	New York Stock Exchange, Inc.

Ordinary share, par value ￦5,000 per share*	KT	New York Stock Exchange, Inc.*

Securities registered or to be registered pursuant to Section 12(g) of the Act.

None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

None

As of December 31, 2019, there were 245,241,550 ordinary shares, par value ￦5,000 per share, outstanding

(not including 15,870,258 ordinary shares held by the registrant as treasury shares)

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

Large accelerated filer  ☒    Accelerated filer  ☐    Non-accelerated filer  ☐    Emerging growth company  ☐

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report.    Yes  ☒    No   ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing. U.S. GAAP  ☐    IFRS  ☒    Other  ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.    Item 17  ☐    Item 18  ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).    Yes  ☐    No  ☒

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

All references to “Won” or “￦” in this annual report are to the currency of the Republic and all references to “Dollars,” “$,” “US$” or “U.S. dollars” are to the currency of the United States of America. Our monetary assets and liabilities denominated in foreign currency are translated into Won at the market average exchange rate announced by Seoul Money Brokerage Services, Ltd. (the “Market Average Exchange Rate”) on the balance sheet dates, which were, for U.S. dollars, ￦1,071.4 to US$1.00, ￦1,118.1 to US$1.00 and ￦1,157.8 to US$1.00 on December 31, 2017, 2018 and 2019, respectively.

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

Item 2.  Offer Statistics and Expected Timetable

Item 2.A.  Offer Statistics

Not applicable.

Item 2.B.  Method and Expected Timetable

Not applicable.

Item 3.  Key Information

Item 3.A.  Selected Financial Data

The selected financial data presented below should be read in conjunction with our consolidated financial statements as of December 31, 2018 and 2019 and for each of the years in the three-year period ended December 31, 2019 and related notes thereto (“Consolidated Financial Statements”) and “Item 5. Operating and Financial Review and Prospects” included elsewhere in this annual report. The selected financial data as of December 31, 2018 and 2019 and for each of the years in the three year period ended December 31, 2019 were derived from our audited Consolidated Financial Statements included elsewhere in this annual report. Our Consolidated Financial Statements are prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

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

Selected consolidated statement of operations data

	Year Ended December 31,
	2015		2016		2017		2018		2019
	(In billions of Won, except per share data)
Continuing Operations:
Operating revenue	￦	22,715	￦	23,164	￦	23,547	￦	23,436	￦	24,899

Revenue		22,227		22,798		23,260		23,220		24,640
Others		488		366		287		216		259
Operating expenses		21,623		21,781		22,478		22,335		23,879

Operating profit		1,092		1,383		1,069		1,101		1,020
Finance income		273		296		406		374		424
Finance costs		645		515		645		436		422
Share of net profits (loss) of associates and joint ventures		6		3		(14)		(5)		(3)

Profit from continuing operations before income tax		726		1,167		817		1,034		1,019

Income tax expense		231		335		271		315		320
Profit for the year from the continuing operations		495		832		546		719		699

Discontinued operations:
Profit from discontinued operations		141		—		—		—		—

Profit for the year	￦	636	￦	832	￦	546	￦	719	￦	699

Profit for the year attributable to:
Equity holders of the parent company	￦	557	￦	745	￦	462	￦	645	￦	649
Profit from continuing operations		415		745		462		645		649
Profit from discontinued operations		142		—		—		—		—
Non-controlling interest	￦	79	￦	87	￦	85	￦	74	￦	50
Profit from continuing operations		80		87		85		74		50
Loss from discontinued operations		1		—		—		—		—
Earnings per share attributable to the equity holders of the Parent Company during the period:
Basic earnings per share	￦	2,275	￦	3,043	￦	1,884	￦	2,634	￦	2,648
From continuing operations		1,694		3,043		1,884		2,634		2,648
From discontinued operations		581		—		—		—		—
Diluted earnings per share	￦	2,275	￦	3,041	￦	1,883	￦	2,634	￦	2,646
From continuing operations		1,694		3,041		1,883		2,634		2,646
From discontinued operations		581		—		—		—		—

Selected consolidated statement of financial position data

	As of December 31,
Selected Statement of Financial Position Data	2015		2016		2017		2018		2019
	(In billions of Won)
Assets:
Current assets:
Cash and cash equivalents	￦	2,559	￦	2,900	￦	1,928	￦	2,703	￦	2,306
Trade and other receivables, net		4,960		5,478		5,965		5,680		5,859
Other financial assets		293		721		973		995		868
Current income tax assets		4		2		9		4		68
Inventories, net		617		455		642		1,075		792
Assets held for sale		—		—		7		13		84
Other current assets		318		311		305		1,688		2,000

Total current assets		8,751		9,866		9,829		12,158		11,977

Non-current assets:
Trade and other receivables, net		704		709		829		843		1,182
Other financial assets		658		665		755		623		822
Property and equipment, net		14,479		14,312		13,562		13,068		13,785
Right-of-use assets		—		—		—		—		788
Investment property, net		1,102		1,148		1,190		1,091		1,387
Intangible assets, net		2,600		3,023		2,633		3,407		2,834
Investments in jointly controlled entities and associates		270		284		279		272		268
Deferred income tax assets		840		701		712		465		425
Other non-current assets		103		106		107		546		685

Total non-current assets		20,756		20,948		20,067		20,316		22,177

Total assets	￦	29,507	￦	30,815	￦	29,896	￦	32,474	￦	34,153

Liabilities and Equity:
Current liabilities:
Trade and other payables	￦	6,337	￦	7,142	￦	7,426	￦	6,948	￦	7,597
Borrowings		1,726		1,820		1,573		1,368		1,186
Other financial liabilities		44		0		37		1		1
Current income tax liabilities		83		103		83		250		66
Provisions		104		96		78		118		176
Deferred income		98		36		18		53		53
Other current liabilities		311		342		259		656		1,032

Total current liabilities		8,703		9,539		9,474		9,394		10,111

Non-current liabilities:
Trade and other payables		669		1,188		1,001		1,409		1,082
Borrowings		6,909		6,301		5,110		5,280		6,113
Other financial liabilities		104		108		149		163		149
Retirement benefit liabilities		524		378		395		561		366
Provisions		91		101		125		164		79
Deferred income		96		85		92		111		99
Deferred income tax liabilities		130		138		128		205		425
Other non-current liabilities		27		59		237		528		585

Total non-current liabilities		8,550		8,358		7,238		8,422		8,898

Total liabilities	￦	17,253	￦	17,898	￦	16,712	￦	17,816	￦	19,009

Equity attributable to owners of the Parent Company:
Paid-in capital
Share capital	￦	1,564	￦	1,564	￦	1,564	￦	1,564	￦	1,564
Share premium		1,440		1,440		1,440		1,440		1,440
Retained earnings		9,147		9,779		9,961		11,256		11,594
Accumulated other comprehensive income (expense)		14		(1)		31		50		195
Other components of equity		(1,233)		(1,218)		(1,205)		(1,181)		(1,170)
Total equity attributable to owners of the parent company		10,934		11,564		11,792		13,130		13,624

Non-controlling interest		1,320		1,353		1,392		1,529		1,520
Total equity		12,254		12,917		13,183		14,658		15,144
Total liabilities and equity	￦	29,507	￦	30,815	￦	29,896	￦	32,474	￦	34,153

Selected consolidated statement of cash flow data

	Year Ended December 31,
	2015		2016		2017		2018		2019
	(In billions of Won)
Net cash generated from operating activities	￦	4,230	￦	4,771	￦	3,878	￦	4,010	￦	3,745
Net cash used in investing activities		(2,402)		(3,485)		(3,483)		(2,704)		(3,887)
Net cash used in financing activities		(1,164)		(943)		(1,363)		(532)		(250)

Operating Data

	As of December 31,
	2015	2016	2017	2018	2019
Lines installed (thousands) (1)	23,607	24,858	24,343	23,660	23,315
Lines in service (thousands) (1)	12,440	11,871	11,220	10,655	10,068
Lines in service per 100 inhabitants (1)	24.6	23.0	21.7	20.6	19.6
Mobile subscribers (thousands)	18,038	18,892	20,015	21,120	21,922
Broadband Internet subscribers (thousands)	8,328	8,516	8,758	8,729	8,962

(1)	Including public telephones.

Item 3.B.  Capitalization and Indebtedness

Not applicable.

Item 3.C.  Reasons for the Offer and Use of Proceeds

Not applicable.

Item 3.D.  Risk Factors

You should carefully consider the following factors.

Risks Relating to Our Business

Competition in each of our principal business areas is intense.

We face significant competition in each of our principal business areas. In the markets for mobile services, fixed-line services and media and content services, we compete primarily with SK Telecom Co., Ltd. (“SK Telecom”) and LG Uplus Corp. (“LG U+”) (including their affiliates). In the past two decades, considerable consolidation in the telecommunications industry has occurred, resulting in the current competitive landscape comprising three network service providers that offer a wide range of telecommunications and data communications services. Each of our primary competitors has recently acquired or announced plans to acquire a leading cable TV operator in Korea to significantly increase their market shares in the pay TV market, which we expect will further intensify competition. In December 2019, LG U+ completed its acquisition of a controlling interest in CJ Hello Co., Ltd., which subsequently became LG HelloVision Co., Ltd. In February 2019, SK Telecom announced its plan to merge with t-broad Co., Ltd. (“t-broad”), which is expected to be completed in the second quarter of 2020.

To a lesser extent, we also compete with various value-added service providers and network service providers as classified under the Framework Act on Telecommunications and the Telecommunications Business Act, including mobile virtual network operators (“MVNOs”) that lease mobile networks and offer mobile services, VoIP service providers that offer Internet telephone services, cable TV operators, text messaging service providers (particularly Kakao Corp. (“Kakao”)) and voice resellers, many of which offer competing services at lower prices. We also face changes in the evolving landscape of the market for media and content services arising from the increasing popularity of global over-the-top media services such as Netflix. The entrance of new service providers in the markets for mobile services, fixed-line services and media and content services may further increase competition, as well as cause downward price pressure on the fees we charge for our services. For a discussion of our market shares in key markets, please see “Item 4. Information on the Company—Item 4.B. Business Overview—Competition.”

We compete primarily based on our service performance, quality and reliability, ability to accurately identify and respond to evolving consumer demand, and pricing. With the launch of the next generation 5G mobile services in April 2019, competition has further intensified among the three network service providers, which has resulted in an increase in marketing expenses as well as additional capital expenditures related to implementing 5G mobile services. Mobile service providers also grant subsidies or subscription discount rates to subscribers who purchase new handsets and agree to a minimum subscription period, and we compete also based on such amounts. We and SK Telecom have been designated as market-dominating business entities in the local telephone and mobile markets, respectively, under the Telecommunications Business Act. Under this Act, a market-dominating business entity may not engage in any act of abuse, such as unreasonably interfering with business activities of other business entities, hindering unfairly the entry of newcomers or substantially restricting competition to the detriment of the interests of consumers. In addition, changes in our local telephone rates and mobile rates of SK Telecom require prior approval from the MSIT. The KCC has also issued guidelines on fair competition of the telecommunications companies.

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

One of the principal limitations on a wireless network’s subscriber capacity is the amount of bandwidth allocated to a service provider. We have acquired a number of licenses to secure bandwidth capacity to provide our broad range of services, for which we typically make an initial payment as well as pay usage fees during the license period. We made bandwidth license payments of ￦271 billion in 2017, ￦573 billion in 2018 and ￦389 billion in 2019. For our outstanding payment obligations relating to our bandwidth licenses as of December 31, 2019, see “Item 5. Operating and Financial Review and Prospects—Item 5.A. Operating Results—Overview—Acquisition of New Bandwidth Licenses and Usage Fees.” For more information on our bandwidth licenses, see “ Item 4. Information on the Company—Item 4.D. Property, Plant and Equipment—Mobile Networks.”

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

The ongoing global pandemic of a new strain of coronavirus (“COVID-19”) and any possible recurrence of other types of widespread infectious diseases, may adversely affect our business, financial condition or results of operations.

The COVID-19, an infectious disease caused by severe acute respiratory syndrome coronavirus 2 that was first reported to have been transmitted to humans in late 2019 and has since spread globally, has materially and adversely affected the global economy and financial markets in recent months as well as disrupted our business operations. The World Health Organization declared the COVID-19 as a pandemic in March 2020. In light of the Government’s recommendation for social distancing, we implemented in late February 2020 remote work arrangements for a portion of our workforce, including for substantially all of our employees in areas severely impacted by the pandemic. While we do not believe that such temporary arrangements have had a material adverse impact on our business, a prolonged outbreak of COVID-19 may result in further disruption in the normal operations of our business, including implementation of further work arrangements requiring employees to work remotely and/or temporary closures of our facilities, which may lead to a reduction in labor productivity.

Other risks associated with a prolonged outbreak of COVID-19 or other types of widespread infectious diseases may potentially include:

•	increase in unemployment among our customers who may not be able to meet payment obligations, which in turn may decrease demand for our products and services;

•	service disruptions, outages and performance problems due to capacity constraints caused by an overwhelming number of people accessing our services simultaneously;

•	disruptions in supply of mobile handsets or telecommunications equipment from our vendors;

•

depreciation of the Won against major foreign currencies, which in turn may increase the cost of imported equipment necessary for expansion and enhancement of our telecommunications infrastructure; and

•	impairments in the fair value of our investments in companies that may be adversely affected by the pandemic.

We are currently not able to estimate the duration or full magnitude of harm from COVID-19. In the event that COVID-19 or other types of widespread infectious diseases cannot be effectively and timely contained, our business, financial condition and results of operations may be adversely affected.

Introduction of new services, including our 5G mobile services launched in April 2019, poses challenges and risks to us.

The telecommunications industry is characterized by continual advances and improvements in telecommunications technology, and we have been continually researching and implementing technology upgrades and additional telecommunications services to maintain our competitiveness. For example, we have been building more advanced mobile telecommunications networks based on 5G technology and commenced providing commercial 5G mobile services with transmission speed of up to 1.5 Gbps in April 2019, initially focusing on the Seoul metropolitan area, six additional metropolitan cities, high-traffic commercial areas and university campuses as well as major transportation infrastructure such as highways, railways and airports. We plan to further expand the coverage nationwide and increase the transmission speed of our 5G services. As we continue to compete with SK Telecom and LG U+ to improve network quality, introduce new services and accommodate increased data usage of subscribers, we may incur significant expenses to acquire additional bandwidth licenses and incur significant capital expenditures to build out and improve our network. We have made extensive efforts to develop advanced technologies as well as provide a variety of services with enhanced speed, latency and connectivity. Furthermore, we are also continually upgrading our broadband network to enable better fiber-to-the-home (“FTTH”) connection, which enhances data transmission speed and connection quality. FTTH is a telecommunication architecture in which a communication path is provided over optical fiber cable extending from the telecommunications operator’s switching equipment to homes or offices. FTTH uses fiber optic cable, which is able to carry a high-bandwidth signal for longer distances without degradation. FTTH enables us to deliver enhanced services that require high bandwidth with stability, such as IPTV and other digital media and content services.

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

One key aspect of our overall business strategy calls for acquisitions of businesses and entering into joint ventures that complement or diversify our current businesses. For example, we have pursued investment opportunities in the financial sector in the past decade that we believe provide attractive growth opportunities. In October 2011, we acquired a controlling interest in BC Card Co., Ltd. (“BC Card”), a leading credit card solutions provider in Korea in which we hold a 69.54% interest. We also acquired 10.00% of the common shares of K Bank Inc. (“K Bank”), an Internet-only bank that began its commercial operations in April 2017, which interest is accounted for using the equity method of accounting. In April 2020, we agreed to transfer such interest to BC Card for ￦36.3 billion, which transfer would take place only upon satisfaction of certain conditions.

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

The Government, primarily through the MSIT and the KCC, has the authority to regulate the telecommunications industry in Korea. The MSIT and the KCC also have the authority to regulate the pay TV industry under the Korea Broadcasting Act and the Internet Multimedia Broadcasting Services Act, which cover our IPTV services as well as our satellite TV services provided through KT Skylife Co., Ltd. (“KT Skylife”), in which we own a 49.99% interest. See “Item 4. Information on the Company—Item 4.B. Business Overview—Regulation.” The MSIT’s policy is to promote competition through measures designed to prevent the dominant service provider in any such market from exercising its market power in a way that would prevent the emergence and development of viable competitors. Under such regulations, if a network service provider has the largest market share for a specified type of telecommunications service and its revenue from that service for the previous year exceeds a specific revenue amount set by the MSIT, such entity may be designated as a market-dominating business entity that may not engage in any act of abuse, such as unreasonably interfering with business activities of other business entities, hindering unfairly the entry of newcomers or substantially restricting competition to the detriment of the interests of consumers. Furthermore, under the Internet Multimedia Broadcasting Services Act, an IPTV service provider, together with its affiliates providing IPTV services, is restricted from having more than one-third of the market share of all paid broadcasting subscribers in Korea (consisting of IPTV, cable TV and satellite TV subscribers). As of December 31, 2019, KT Skylife and we together had an aggregate market share of 31.6% of all paid broadcasting subscribers in Korea. The KCC has also issued guidelines on fair competition of telecommunications and Internet-related companies. In addition, the Government sets the policies regarding the use of radio frequency bandwidths and allocates the bandwidths used for wireless telecommunications by an auction process or by a planned allocation.

We and SK Telecom have been designated as market-dominating business entities in the local telephone and mobile markets, respectively, and the MSIT, in consultation with the Ministry of Economy and Finance (“MOEF”), currently approves rates charged by us and SK Telecom for such services. The form of our standard agreement for providing local network services and each agreement for interconnection with other service providers must also be reported to the MSIT. Although we compete freely with other network service providers in terms of rate plans for our principal telecommunications and Internet-related services except for rates we charge for local calls, our inability to freely set our local telephone service rates may hurt profits from such businesses and impede our ability to compete effectively against our competitors. In addition, the MSIT may periodically announce policy guidelines that we may be recommended to take into consideration in our telecommunications and Internet-related businesses. In recent years, the MSIT has announced policy guidelines with the objectives of reducing mobile service rates and promoting transparency in the decision making of telecommunications service providers. Specific policy guidelines include monthly rate reductions applicable to certain low-income subscribers as well as subscription rate discounts in lieu of handset subsidies. Starting in December 2017, we began providing rate discounts of up to ￦11,000 per month to our low-income mobile subscribers on government welfare programs. We also increased the maximum discount rate applicable to mobile subscribers who elect not to receive handset subsidies from 20.0% to 25.0% starting in September 2017. Such discounts have contributed to a decrease in the average monthly revenue per subscriber of our mobile services from ￦34,444 in 2017 to ￦32,021 in 2018 and ￦31,625 in 2019.

The Government may pursue additional measures to regulate the markets in which we compete. There can be no assurance that we will not adopt additional measures that reduce rates charged to our subscribers as well as adjustments to our handset subsidies and other measures in the future to comply with regulatory requirements or the Government’s policy guidelines.

The MSIT may revoke our licenses or suspend any of our businesses if we fail to comply with its rules, regulations and corrective orders, including the rules restricting beneficial ownership and control or any violation of the conditions of our licenses. Alternatively, in lieu of suspension of our business, the MSIT may levy a monetary penalty of up to 3.0% of the average of our annual revenue for the preceding three fiscal years. From time to time, we have been imposed fines for violation of regulations imposed by MSIT and KCC, including imposition of fines of ￦12.5 billion in January 2018 and ￦0.9 billion in April 2019 by the KCC for violation of regulations relating to handset sales. There is no guarantee that the laws and regulations to which we are or become subject will not have a material adverse effect on our business, financial condition or results of operations.

Legal cases involving our charitable or political donations and other incidents and allegations, including matters connected to a scandal involving Ms. Soon-sil Choi, a confidante of former President Geun-hye Park, could have a material adverse effect on our business, reputation and stock price.

In April 2014, the Seoul Central District Prosecutor’s Office charged Mr. Suk-chae Lee, a former chief executive officer of KT Corporation, with embezzlement and breach of fiduciary duty. Mr. Il Yung Kim, a former president of KT Corporation, was charged as a co-conspirator in the breach of fiduciary duty by Mr. Lee, and Mr. Yu-yeol Seo, a former president of KT Corporation, was charged as a co-conspirator in Mr. Lee’s embezzlement. On May 30, 2017, the Supreme Court of Korea confirmed the acquittal of Mr. Lee and Mr. Kim on the charge of breach of fiduciary duty, and reversed the appellate court judgment against Mr. Lee and Mr. Seo (which had sentenced both to a suspended prison term of 18 months, on probation for two years, for allegedly creating and embezzling off-the-book funds of ￦1.1 billion for personal use between 2009 and 2013) and remanded the case back to the Seoul High Court. On April 26, 2018, the Seoul High Court acquitted Mr. Lee and Mr. Seo of such charge. No indictment or charges of wrongdoing were brought against us or any of our current executives or employees in connection with such indictment of Mr. Lee, Mr. Seo, and Mr. Kim.

In March 2017, the Constitutional Court of Korea found that many Korean corporations, including us, made donations to two non-profit foundations, Mir Foundation and K-Sports Foundation, at former President Park’s request. Our contributions comprised ￦1.1 billion of the total ￦48.6 billion given to Mir Foundation and ￦700 million of the total ￦28.8 billion given to K-Sports Foundation. The Constitutional Court also found that an aide of former President Park, at the direction of the former President, on several occasions asked our previous chief executive officer to hire (and later to change the employment positions of) two individuals, Mr. Dong-Soo Lee and Ms. Hye-Sung Shin. Mr. Lee was hired and later appointed as the head of a business unit in charge of our marketing and advertisement campaigns and Ms. Shin was hired to another position in the same business unit. Subsequently, the same presidential aide also requested that Mr. Lee and our other officers award advertising contracts to Playground Communications Co., Ltd. (“Playground”), an advertising agency in which Ms. Soon-sil Choi, a confidante of former President Park, effectively owns a 70% equity interest, according to the Constitutional Court. The Constitutional Court further held that the companies receiving the purported “requests” from former President Park’s aide appeared to have felt immense pressure to comply with the requests and could not easily have rejected them. Playground was awarded seven advertising contracts for a total of approximately ￦6.8 billion in 2016, amounting to approximately 3.7% of our annual advertising spending in 2016. In 2016, Playground recognized approximately ￦517 million of income from such activities. We have not awarded additional advertising contracts to Playground since September 2016, and Mr. Lee and Ms. Shin resigned in November 2016 and May 2016, respectively.

In November 2016, the Korean Prosecutor’s Office commenced investigations on former President Park and in April 2017 indicted the former President on charges of bribery, coercion and abuse of power, among others. On August 24, 2018, the Seoul High Court sentenced the former President to a prison term of 25 years and a monetary fine of ￦20 billion, having found the former President guilty on many of the charges, including the coercion charges relating to the same events underlying the Constitutional Court decisions described above: (i) the employment and changes to the employment positions of Mr. Lee and Ms. Shin at KT Corporation, (ii) the entry into advertising contracts with Playground and (iii) the donations to Mir Foundation and K-Sports Foundation by us and other Korean corporations. The prosecution appealed the appellate court’s decision to the Supreme Court of Korea, which, on August 29, 2019, vacated the appellate court judgment against the former President on the bribery-related charges due to errors made in its sentencing process and remanded the case back to the Seoul High Court for retrial. No indictment or charges of wrongdoing were brought against us or any of our executives or employees in connection with such indictment of the former President.

On January 18, 2018, the Korean Prosecutor’s Office indicted Mr. Byung-Hun Jun, a former member of the National Assembly, for charges of bribery, corruption and coercion, among others. One of the allegations was that Mr. Jun, during his term as a member of the former Science, ICT, Future Planning, Broadcasting and Communications Committee (currently the Science, ICT, Broadcasting and Communications Committee) of the National Assembly, solicited donations or financial sponsorships from various corporations, including us, to an organization where he used to serve as the president. In February 2019, the Seoul Central District Court found Mr. Jun guilty of the bribery charges and sentenced him to a prison term of five years and an aggregate monetary fine of ￦375 million, guilty of abuse of authority and sentenced him to a suspended prison term of one year on probation for two years, and not guilty of the charge in connection with soliciting financial sponsorship of ￦100 million from us. Both Mr. Jun and the Korean prosecution appealed the court’s decision. No indictment or charges of wrongdoing were brought against us or any of our executives or employees in connection with Mr. Jun’s indictment.

In January 2018, the Korean police commenced an investigation in connection with the allegations that our current and former executives and employees violated the Political Funds Act of Korea, by making certain donations or gifts to various lawmakers using corporate funds. This matter is currently being investigated by the Prosecutors’ Office.

In March 2019, the KT New Labor Union filed criminal complaints with the Seoul Central District Prosecutor’s Office against our previous chief executive officer, Mr. Chang-Gyu Hwang, alleging charges that include a criminal breach of fiduciary duty, in connection with management consulting (research and survey) contracts entered into between us and others, including certain former public officials, since November 2014. The investigation by the Prosecutor’s Office is ongoing.

In April 2019, the Seoul Southern District Prosecutor’s Office indicted four former executive officers, including Mr. Suk-chae Lee and Mr. Yu-yeol Seo, for charges of obstruction of business arising from allegedly engaging in a number of improper hirings during the public recruiting process of college graduates in the second half of 2012. In October 2019, the Seoul Southern District Court found the former executive officers guilty of the charges and sentenced Mr. Lee to a prison term of one year and Mr. Seo to a suspended prison term of eight months, on probation for two years. Both the Prosecutor’s Office and the former executive officers appealed the court’s decision and the case is currently pending at the Seoul High Court. No indictment or charges of wrongdoing were brought against us or any of our current executives or employees in connection with such indictment of our former executive officers.

We are also cooperating with an investigation by the U.S. Securities and Exchange Commission (the “SEC”) related to the above-described matters and other related allegations regarding compliance with the U.S. Foreign Corrupt Practices Act. It is not possible to determine the outcome of any such investigations at this time, including the timing or terms of any potential resolution and what final costs, remediation, payments or other criminal or civil liability may occur. There can be no assurance that the SEC or another regulatory body will not make further regulatory inquiries or pursue further action. Furthermore, there can be no assurance that any outcome or any further developments relating to the above-mentioned matters, including adverse publicity, will not adversely affect our business, financial results, reputation or stock price.

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

In the past, we have experienced cyber-attacks of varying degrees from time to time, including theft of personal information of our subscribers by third parties that have led to lawsuits and administrative actions against us alleging that the leak was related to our management of subscribers’ personal information. For example, in July 2012, the police arrested two third-party individuals in connection with the alleged theft of personal information relating to approximately 8.7 million of our mobile phone subscribers. The individuals in question stole personal information through a series of hackings into our mobile customer information system starting from February 2012. Furthermore, in March 2014, the police arrested three third-party individuals in connection with their alleged theft of personal information relating to approximately 9.8 million of our subscribers. The individuals in question stole the personal information of our subscribers through a series of hackings into our main homepage starting from February 2014. If we experience additional significant cybersecurity breaches or fail to detect and appropriately respond to significant cybersecurity breaches, we could be subject to additional government enforcement actions, regulatory sanctions and litigation in the future. In addition, our subscribers and cardholders could lose confidence in our ability to protect their personal information, which could cause them to discontinue using our services altogether. Furthermore, adverse final determinations, decisions or resolutions regarding such matters could encourage other parties to bring related claims and actions against us. Accordingly, our failure to prevent cybersecurity breaches may materially and adversely impact our business, financial condition and results of operations.

Our business and performance may be harmed by a disruption in our services due to failures in or changes to our systems, or by our failure to timely and effectively expand and upgrade our technology and infrastructure.

Our reputation and ability to attract, retain, and serve our subscribers, cardholders and other business partners are dependent in large part upon the reliable performance of our services and the underlying technical infrastructure. Our telecommunications network systems and information technology systems may not be adequately designed with the necessary reliability and redundancy to avoid performance delays or outages that could be harmful to our business. We have experienced, and may in the future experience, service disruptions, outages and other performance problems due to a variety of factors, including infrastructure changes, human or software errors, hardware failures, capacity constraints due to an overwhelming number of people accessing our services simultaneously, computer viruses, power losses, fraud and security attacks. Our technical infrastructure is also vulnerable to the risk of damage from natural and other disasters, such as fires, earthquakes, floods, and typhoons, as well as from acts of terrorism and other criminal acts. For example, in November 2018, a fire broke out at one of our facilities located in the Ahyeon district of western Seoul, which temporarily disrupted our wireless, fixed-line and IPTV services in seven districts covered by the facility. We restored most of our services within four days and our fixed-line public switched telephone network (“PSTN”) services within 11 days, and we refunded subscription fees ranging from one to six months as compensation to our affected subscribers. In addition, we accepted applications from small business owners for financial assistance, which we provided as appropriate to assist in their recovery from the incident.

As the number of our subscribers and cardholders increases and as our customers access, download and transmit increasing volumes of media contents as well as engage in increasing volumes of financial transactions, we may be required to expand and upgrade our technology and infrastructure to continue to reliably deliver our services. We cannot provide assurance that we will be able to expand and upgrade our technology and infrastructure to meet user demand in a timely manner, or on favorable economic terms. We purchase telecommunications network and other equipment from a limited number of key suppliers, and any discontinuation or interruption in the availability of equipment from our key suppliers for any reason could have an adverse effect on our operations. If our users are unable to readily access our services or access is disrupted, users may seek other service providers instead, and may not return to our services or use our services as often in the future. This would negatively impact our ability to attract subscribers, cardholders and other business partners as well as increase engagement of our customers. To the extent that we do not effectively address capacity constraints, upgrade our systems as needed or continually develop our technology and infrastructure to accommodate actual and anticipated changes in our customers’ needs, our business, financial condition and results of operations may be harmed.

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

Pursuant to the FSS’s capital adequacy guidelines, which are derived from standards established by the Bank for International Settlements, credit card companies in Korea are required to maintain a total capital adequacy ratio of at least 8.0% on a consolidated basis. To the extent a credit card company fails to maintain such ratio, Korean regulatory authorities may impose penalties on such company ranging from a warning to a suspension or revocation of its license. BC Card’s capital adequacy ratios were 29.3% as of December 31, 2018 and 33.7% as of December 31, 2019. Such capital adequacy ratio will decrease if the growth in BC Card’s asset base is not matched by corresponding growth in its regulatory capital. In addition, BC Card’s capital base and its capital adequacy ratio may decrease if its results of operations or financial condition deteriorates. Accordingly, there can be no assurance that BC Card will not be required to obtain additional capital in the future in order to maintain its capital adequacy ratio above the minimum required levels. There can be no assurance that, if BC Card requires additional capital in the future, it will be able to obtain such capital on favorable terms or at all, which could have a material adverse effect on the business, financial condition and results of operations of BC Card.

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

We also negotiate collective bargaining agreements every two years with our labor union and annually negotiate a wage agreement. Our current collective bargaining agreement expires on June 16, 2021. Although we have been able to reach collective bargaining agreements and wage agreements with our labor union in recent years, there can be no assurance that we will not experience labor disputes and unrest resulting from disagreements with the labor union in the future.

We are subject to various laws and regulations in Korea and other jurisdictions, including the Monopoly Regulation and Fair Trade Act of Korea.

Our business operations and acts of our management, employees and other relevant parties are subject to various laws and regulations in and outside Korea. These laws are complicated and sometimes conflicting and our efforts to comply with these laws could increase our cost of doing business, restrict our business activities and expose us or our employees to legal sanctions and liabilities.

The Monopoly Regulation and Fair Trade Act provides for various regulations and restrictions on large business groups enforced by the Korea Fair Trade Commission to prohibit or restrict actions that impede competition and fair trade. The Korea Fair Trade Commission designated us as a large business group under the Monopoly Regulation and Fair Trade Act on April 1, 2002. Our business relationships and transactions with our subsidiaries, affiliates and other companies within the KT group are subject to ongoing scrutiny by the Fair Trade Commission as to, among other things, whether such relationships and transactions constitute undue financial support among companies of the same business group. We are also subject to the fair trade regulations limiting debt guarantees for other domestic member companies of the same group and cross-shareholdings among domestic member companies of the same group, as well as requiring disclosure of the status of such cross-shareholdings. Additionally, we are subject to a prohibition, in effect since July 2014, against circular shareholding among any three or more entities within our business group. Any future determination by the Korea Fair Trade Commission that we have engaged in transactions that violate the fair trade laws and regulations may result in fines or other punitive measures and may have a material adverse effect on our reputation and our business.

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

Substantially all of our revenues are denominated in Won. Depreciation of the Won may materially affect the results of our operations because, among other things, it causes an increase in the amount of Won required by us to make interest and principal payments on our foreign-currency-denominated debt, the costs of telecommunications equipment that we purchase from overseas sources, net settlement payments to foreign carriers and certain payments related to our derivative instruments entered into for foreign exchange risk hedging purposes. Of the ￦7,299 billion total book value of debentures and borrowings outstanding as of December 31, 2019, ￦2,781 billion was denominated in foreign currencies. Upon identification and evaluation of our currency risk exposures, we, having considered various circumstances, enter into derivative financial instruments to try to mitigate such risks. Although the impact of exchange rate fluctuations has in the past been partially mitigated by such strategies, our results of operations have historically been affected by exchange rate fluctuations, and there can be no assurance that such strategies will be sufficient to reduce or eliminate the adverse impact of such fluctuations in the future. See “—Item 3.A. Selected Financial Data—Exchange Rate Information”, “Item 5. Operating and Financial Review and Prospects—Item 5.B. Liquidity and Capital Resources” and “Item 11. Quantitative and Qualitative Disclosures About Market Risk—Exchange Rate Risk.”

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

•

deterioration in economic or diplomatic relations between Korea and its trading partners or allies, including deterioration resulting from territorial or trade disputes or disagreements in foreign policy (such as the ongoing trade disputes with Japan);

•

adverse conditions or developments in the economies of countries and regions that are important export markets for Korea, such as China, the United States, Europe and Japan, or in emerging market economies in Asia or elsewhere, including as a result of any deterioration in economic and trade relations between the United States and China as well as increased uncertainties resulting from the United Kingdom’s exit from the European Union on January 31, 2020;

•	the occurrence of severe health epidemics in Korea or other parts of the world (such as the ongoing global outbreak of COVID-19);

•	decreases in the market prices of Korean real estate;

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

•	financial problems or lack of progress in the restructuring of Korean business groups, other large troubled companies, their suppliers or the financial sector;

•	loss of investor confidence arising from corporate accounting irregularities or corporate governance issues at certain Korean companies;

•	increases in social expenditures to support an aging population in Korea or decreases in economic productivity due to the declining population size in Korea;

•	geo-political uncertainty and the risk of further attacks by terrorist groups around the world;

•	natural or man-made disasters that have a significant adverse economic or other impact on Korea or its major trading partners;

•	political uncertainty or increasing strife among or within political parties in Korea;

•

increase in the statutory minimum wage in Korea, to the extent its benefits (such as an increase in consumer confidence or spending level of employees earning the minimum wage) are outweighed by its costs (such as an increase in unemployment rate);

•

hostilities or political or social tensions involving oil producing countries in the Middle East (including a potential escalation of hostilities between the U.S. and Iran) and Northern Africa and any material disruption in the global supply of oil or sudden increase in the price of oil;

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

Although bilateral summit meetings were held between Korea and North Korea in April, May and September 2018 and between the United States and North Korea in June 2018, February 2019 and June 2019, there can be no assurance that the level of tensions affecting the Korean peninsula will not escalate in the future. Any increase in tensions, which may occur, for example, if North Korea experiences a leadership crisis, high-level contacts between Korea or the United States and North Korea break down or further military hostilities occur, could have a material adverse effect on the Korean economy and on our business, financial condition and results of operations.

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

In addition, the Telecommunications Business Act restricts the ownership and control of network service providers by foreign shareholders. Foreigners, foreign governments and “foreign invested companies” may not own more than 49.0% of the issued shares with voting rights of a network service provider, including us. As of December 31, 2019, 46.6% of our common shares were owned by foreign investors. In the event that any foreigner or foreign government acquires our shares in violation of the above provisions, such foreign shareholder may not be able to exercise voting rights with respect to common shares exceeding such threshold. The MSIT may also order us or the foreign shareholder to take corrective measures in respect of the excess shares within a specified period of six months or less. See “Item 4. Information of the Company—Item 4.B. Business Overview—Regulation—Foreign Investment” and “Item 10. Additional Information—Item 10.B. Memorandum and Articles of Association—Limitations on Shareholding.”

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

Item 4.B.  Business Overview

We are the leading integrated telecommunications service provider in Korea and one of the most advanced in Asia. Our principal services include:

•	mobile voice and data telecommunications services based on 5G, 4G LTE and 3G W-CDMA technology;

•	fixed-line services, which include:

➢	(i) fixed-line telephone services, including local, domestic long-distance and international long-distance services, (ii) Voice over Internet Protocol (“VoIP”) telephone

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

Leveraging our dominant position in the fixed-line telephone services market and our established customer base in Korea, we have successfully pursued new growth opportunities and obtained strong market positions in each of our principal lines of business. In particular:

•	in mobile services, we achieved a market share of 31.8% with approximately 21.9 million subscribers as of December 31, 2019;

•

in fixed-line and VoIP telephone services, we had approximately 14.1 million subscribers, consisting of 11.0 million PSTN subscribers and 3.1 million VoIP subscribers as of December 31, 2019. As of such date, our market share of the fixed-line local telephone and VoIP services was 57.2%; and

•	we are Korea’s largest broadband Internet access provider with approximately 9.0 million subscribers as of December 31, 2019, representing a market share of 40.9%.

For the year ended December 31, 2019, our operating revenue was ￦24,889 billion, our profit for the year was ￦699 billion and our basic earnings per share was ￦2,648. As of December 31, 2019, our total assets were ￦34,153 billion, total liabilities were ￦19,009 billion and total equity was ￦15,144 billion.

Our Services

The following table sets out our operating revenue by principal product categories and the respective percentage of total operating revenue in 2017, 2018 and 2019.

	For the Year Ended December 31,
	2017			2018			2019
Products and services	Billions of Won		%	Billions of Won		%	Billions of Won		%
Mobile services	￦	7,122	30.2%	￦	6,828	29.1%	￦	6,795	27.3%
Fixed-line services:
Fixed-line and VoIP telephone services		1,834	7.8		1,708	7.3		1,579	6.3
Broadband Internet access services		2,082	8.8		2,113	9.0		2,177	8.7
Data communication services		1,066	4.5		1,048	4.5		1,111	4.5

Sub-total		4,982	21.2		4,869	20.8		4,867	19.5

Media and content		2,207	9.4		2,262	9.7		2,516	10.1
Financial services		3,443	14.6		3,445	14.7		3,642	14.6
Others		2,432	10.3		2,743	11.7		2,885	11.6
Sale of goods (1)		3,361	14.3		3,289	14.0		4,194	16.8

Total operating revenue	￦	23,547	100.0%	￦	23,436	100.0%	￦	24,899	100.0%

(1)	Primarily related to sale of handsets for our mobile service and miscellaneous telecommunications equipment, as well as sale of residential units and commercial real estate developed by KT Estate.

Mobile Services

We provide mobile services based on 5G, 4G LTE, and 3G W-CDMA technology. We have made extensive efforts to continually develop advanced technologies as well as to provide a variety of new mobile services with enhanced speed, latency and connectivity. We commercially launched our next generation 5G mobile services with transmission speed of up to 1.5 Gbps in April 2019, initially focusing on the Seoul metropolitan area, six additional metropolitan cities, high-traffic commercial areas and university campuses as well as major transportation infrastructure such as highways, railways and airports. We plan to further expand the coverage nationwide and increase the transmission speed of our 5G services. We believe that the faster data transmission speed and lower latency of the 5G network enables us to offer significantly enhanced wireless data transmission with faster access to multimedia contents. We began offering 4G LTE services in the Seoul metropolitan area in January 2012, and we completed the expansion of our coverage nationwide in October 2012. 4G LTE technology enables data to be transmitted faster than 3G W-CDMA technology, generally providing a downloading speed of approximately 50 Mbps per 10 MHz. Since our launch of 4G LTE services, we have acquired additional bandwidth licenses that have enabled us to further enhance the quality of our LTE services.

Revenue related to mobile service accounted for 27.3% of our operating revenue in 2019. The following table shows selected information concerning the usage of our network during the periods indicated and the number of our mobile subscribers as of the end of such periods:

	As of or for the Year Ended December 31,
	2017		2018		2019
Average monthly revenue per subscriber (1)	￦	34,444	￦	32,021	￦	31,625
Number of mobile subscribers (in thousands)		20,015		21,120		21,922
LTE subscribers		15,462		16,971		17,153
W-CDMA subscribers		4,554		4,149		3,350
5G subscribers		—		—		1,419

(1)

The average monthly revenue per subscriber is computed by dividing total monthly fees, usage charges, interconnection fees and value-added service fees for the period by the weighted average number of subscribers (other than MVNO subscribers) and dividing the quotient by the number of months in the period.

We compete with SK Telecom, a mobile service provider that has a longer operating history than us, and LG U+ which began its service at around the same time as KTF. As of December 31, 2019, we had approximately 21.9 million subscribers, or a market share of 31.8%, which was the second largest among the three mobile service providers.

We market our mobile services primarily through independent exclusive dealers located throughout Korea. As of December 31, 2019, there were 2,537 shops managed by our independent exclusive dealers. In addition to assisting new subscribers to activate mobile service and purchase handsets, authorized dealers are connected to our database and are able to assist customers with their account. Although most of these dealers sell exclusively our products and services, sub-dealers hired by exclusive dealers may sell products and services offered by other mobile telecommunications service providers. Authorized dealers are entitled to a commission for each new subscriber registered, as well as ongoing commissions for the first five years based primarily on the subscriber’s monthly fee, usage charges and length of subscription. The handsets sold by us to the dealers cannot be returned to us unless they are defective. If a handset is defective, it may be exchanged for a new one within 14 days from the date of purchase.

In response to the diversification of our customers’ demands and their increasing sophistication, we have also selectively engaged in opportunities to expand our internal sales channels in recent years. As of December 31, 2019, we operated 188 customer plazas that engage in mobile service sales activities as well as provide a one-stop shop for a wide range of other services and products that we offer. We also operate a website to promote and advertise our products and services to the general public and in particular to younger customers who are more familiar with the Internet.

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

Fixed-line and VoIP Telephone Services

We utilize our extensive nationwide telephone network to provide fixed-line telephone services, which consist of local, domestic long-distance, international long-distance services and land-to-mobile interconnection services. Our fixed-line telephone network includes exchanges, long-distance transmission equipment and fiber optic and copper cables. We also provide VoIP telephone services that enable VoIP phone devices with broadband connection to make domestic and international calls. These fixed-line and VoIP telephone services accounted for 6.3% of our operating revenue in 2019. In recent years, the proliferation of mobile phones, as well as the availability of increasingly lower wireless pricing plans, some of which include unlimited voice minutes, has led to significant decreases in our domestic long-distance call minutes and local call pulses. The following table shows selected information concerning our fixed-line telephone network and the number of PSTN and VoIP subscribers as of the end of the periods indicated as well as their engagement levels during such periods.

	As of or for the Year Ended December 31,
	2015	2016	2017	2018	2019
Total Korean population (thousands) (1)	51,529	51,696	51,799	51,826	51,850
PSTN and VoIP lines in service (thousands)	16,682	16,266	15,610	14,992	14,185
PSTN lines in service	13,268	12,791	12,201	11,637	11,052
Local lines in service	12,409	11,869	11,222	10,654	10,076
Group lines in service	859	921	979	983	976
VoIP lines in service	3,413	3,436	3,409	3,355	3,133
Fiber optic cable (kilometers)	695,546	732,873	764,802	784,088	847,497
Domestic long-distance call minutes (millions) (2)	2,113	1,507	1,126	892	744
Local call pulses (millions) (2)	3,034	2,161	1,285	974	804

(1)	Based on the number of registered residents as published by the Ministry of the Interior and Safety of Korea.

(2)	Excluding calls placed from public telephones.

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

Japan, China and the United States accounted for the greatest percentage of our international long-distance call traffic measured in minutes in 2019. In recent years, the volume of our incoming calls has exceeded the volume of our outgoing calls. The agreed settlement rate is applied to the call minutes to determine the applicable net settlement payment. The following table shows the number of minutes of international long-distance calls recorded by us and network service providers utilizing our international long-distance network in each specified category for each year in the five-year period ended December 31, 2019:

	Year Ended December 31,
	2015	2016	2017	2018	2019
	(In millions of billed minutes)
Incoming international long-distance calls	390.5	352.3	286.4	221.1	189.6
Outgoing international long-distance calls	179.0	155.1	125.9	101.1	78.8

Total	569.5	507.4	412.3	322.2	268.4

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

Broadband Internet Access Services

Leveraging on our nationwide network of 847,497 kilometers of fiber optic cables, we have achieved a leading market position in the broadband Internet access market in Korea. We believe we have a competitive advantage over other broadband Internet access service providers because, unlike our competitors, we can utilize our existing networks nationwide to provide broadband Internet access service. Our principal Internet access services are offered under the “KT Internet” and “KT GiGA Internet” brand names. We also offer WiFi services under the “KT WiFi” brand name, which is designed to integrate fixed-line and wireless services by offering high speed wireless Internet access to laptops and smartphones in hot-spot zones and KT Internet service in fixed-line environments. Our broadband Internet access services accounted for 8.7% of our operating revenue in 2019.

As of December 31, 2019, we had approximately 9.0 million broadband Internet subscribers, including approximately 5.5 million KT GiGA Internet service subscribers with enhanced data transmission speeds of up to 10.0 Gbps. In addition, we had approximately 4.7 million KT WiFi subscribers as of such date. We also sponsored approximately 130 thousand hot-spot zones nationwide for wireless connection as of December 31, 2019.

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

Data Communication Services

Our data communication services involve offering exclusive lines that allow point-to-point connection for voice and data traffic between two or more geographically separate points. As of December 31, 2019, we leased 268,373 lines to domestic and international businesses. We provide dedicated and secure broadband Internet connection service to institutional customers under the “Kornet” brand name. We provide high-speed connection to our Internet backbone network, as well as rent to our customers and install necessary routers to ensure reliable Internet connection and enhanced security. We provide discount rates to qualified customers, including small- and medium-sized enterprises, businesses engaging in Internet access services and government agencies. Data communication services accounted for 4.5% of our operating revenue in 2019.

Through our wholly owned subsidiary KT Sat Co., Ltd., we also provide transponder leasing, broadcasting, video distribution and data communication services through satellites periodically launched by us. We also lease satellite capacity from other satellite operators to offer satellite services to both domestic and international customers.

Media and Content Services

We offer a variety of media and content services, including IPTV, satellite TV, TV home shopping, digital content distribution, ICT platform consulting, digital music streaming and downloading and online advertising. Media and content services accounted for 10.1% of our operating revenue in 2019.

IPTV

We offer high definition video-on-demand and real-time broadcasting IPTV services under the brand name “olleh TV” as well as ultra-high-definition (“UHD”) IPTV services under the brand name “olleh GiGA UHD TV.” Our IPTV service offers access to an array of digital media contents, including movies, sports, news, educational programs and TV replay, for a fixed monthly fee or on a pay-per-view basis. Through a digital set-top box that we rent to our customers, our customers are able to browse the catalogue of digital media contents and view selected media streams on their television. A set-top box provides two-way communications on an IP network and decodes video streaming data. We had approximately 8.4 million IPTV subscribers as of December 31, 2019.

Satellite TV

We offer satellite TV services with features similar to our IPTV services through KT Skylife, in which we own a 49.99% interest. As of December 31, 2019, we had approximately 4.2 million subscribers for our satellite TV services, including olleh TV Skylife combination services.

KTH

We offer TV home shopping, digital content distribution and information and communication technology platform consulting services through KTH Co., Ltd., in which we hold a 67.10% interest on a consolidated basis. We offer a variety of consumer products and food items on our IPTV and satellite TV platforms. We also secure rights to digital entertainment contents such as movies, animations and TV series and distribute such contents to other media platforms. In addition, we provide a wide range of consulting services related to build-out of information and communication technology platforms.

Digital Music Services

We operate Genie, our platform for music contents as well as subscription-based access to online music streaming and downloading services, through our subsidiary Genie Music Corporation, in which we hold a 35.97% interest. As of December 31, 2019, Genie was the second-largest music streaming and downloading service provider in Korea in terms of number of subscribers. Genie offers a broad selection of Korean and international music, both in streaming and download formats, as well as a variety of features designed to enhance the experience of users. We offer Genie services in various formats that are specifically designed for mobile and other connected devices, PCs and TVs.

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

Financial Services

As part of our overall strategy, we selectively pursue new business opportunities in the financial sector that complement our telecommunications business. In October 2011, we acquired a controlling interest in BC Card, a leading credit card solutions provider in Korea in which we hold a 69.54% interest. We also acquired 10.00% of the common shares of K Bank, an Internet-only bank that began its commercial operations in April 2017, which interest is accounted for using the equity method of accounting. In April 2020, we agreed to transfer such interest to BC Card for ￦36.3 billion, which transfer would take place only upon satisfaction of certain conditions. Revenue from our financial services, which consist primarily of revenue from BC Card, accounted for 14.6% of our operating revenue in 2019.

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

A minority interest in BC Card is owned by various financial institutions in Korea, many of which are member companies that enter into co-branding agreements with us and issue credit cards and check cards under the “BC Card” brand. Our member companies that issue co-branded credit or check cards include Woori Card, NH Card, Industrial Bank of Korea and KB Kookmin Card. We engage in joint marketing efforts to promote cards issued pursuant to our co-branding agreements. However, we typically do not assume credit risks related to the inability of cardholders to make payments on their card usage, which are typically assumed by the member companies. As of December 31, 2019, we had approximately 20.6 million credit cards and approximately 34.3 million check cards issued by our member companies under the “BC Card” brand. We also provide ancillary outsourcing services to various other banks, securities companies and financial institutions that do not issue co-branded cards with us.

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

K Bank

We own 10.00% of the common shares of K Bank, which is one of two Internet-only banks in Korea. In April 2020, we agreed to transfer such interest to BC Card for ￦36.3 billion, which transfer would take place only upon satisfaction of certain conditions. Internet-only banks generally operate without branches and conduct their operations primarily through electronic means, which enable them to minimize costs and offer customers higher interest rates on deposits as well as lower lending rates. As of December 31, 2019, K Bank had approximately 1.2 million holders of deposit accounts, with total deposits of ￦2,285 billion and outstanding loans of ￦1,415 billion. Other shareholders of K bank include Woori Bank, NH Investment & Securities, Co., Ltd., GS Retail Co., Ltd. and Hanwha Life Insurance Co., Ltd.

Pursuant to the Act on Special Cases Concerning Internet-Only Banks, starting from January 2019, a company with its ICT assets comprising more than 50% of its total assets (such as us) may obtain up to a 34.0% interest in an Internet-only bank, and is required to obtain approval from the FSC in order to become its largest shareholder.

Other Businesses

We also engage in various business activities that extend beyond telecommunications and financial services, including information technology and network services, real estate development and satellite services. Our other businesses accounted for 11.6% of our operating revenue in 2019.

Information Technology and Network Services

We offer a broad array of integrated information technology and network services to our business customers. Our range of systems integration services includes consulting, designing, building and maintaining systems and communication networks that satisfy the individual needs of our customers in the public and private sectors. We also operate Internet data centers located throughout Korea and provide a wide range of computing services to companies that need servers, storage and leased lines. Data centers are facilities used to house, protect and maintain network server computers that store and deliver Internet and other network contents. Our data centers are designed to meet international standards, and are equipped with temperature and humidity control systems, regulated and reliable power supplies, mechanical equipment, fire detection and suppression equipment, security monitoring and wide-bandwidth connections to the Internet. Our data centers offer network outsourcing services, server operation services and system support services to our corporate customers.

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

Sale of Goods

We recognize revenue related to sale of goods, primarily handsets sold to subscribers of our mobile services as well as miscellaneous telecommunications equipment sold to vendors and other telecommunications companies and sale of residential units and commercial real estate developed by KT Estate. We purchase handsets primarily from Samsung Electronics, Apple and LG Electronics. Sale of goods accounted for 16.8% of our operating revenue in 2019.

Our Rates

We offer various service plans for our mobile, fixed-line and media and content services. For our individual customers, we offer rate plans targeting specific customer segments that aim to address their individual needs. We also offer bundled rate plans that provide discounts for subscribing to a combination of our services, as well as family plans that provide discounts for multiple line subscriptions under one household. For many of our services, we provide additional discounts for customers who commit to extended subscription periods. We provide an online tool designed to help our customers select a plan that is customized to their needs. Our service rates are typically charged on a monthly basis and are due at the end of the month. Our customers are also assessed a 10.0% VAT, which is included in the monthly subscription rates that we charge to our customers.

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

The following table summarizes the terms of our representative 5G and LTE mobile service plans that we currently offer:

Plan	Monthly Rate	Voice Calls	Video Calls	Data Transmission	Additional Features
5G Super Plan Premium	￦130,000	Unlimited	300 min.	Unlimited	• Unlimited data roaming at 3 Mbps • Handset insurance using reward points • No service fee for additional smart device

5G Super Plan Special	￦100,000	Unlimited	300 min.	Unlimited	• Unlimited data roaming, but decelerate to 100 kbps • Handset insurance using reward points • No service fee for additional smart device

5G Super Plan Basic	￦80,000	Unlimited	300 min.	Unlimited	• Unlimited data roaming, but decelerate to 100 kbps

5G Slim	￦55,000	Unlimited	300 min.	Unlimited, but decelerate to 1 Mbps after 8 GB

Data On Premium	￦89,000	Unlimited	300 min.	Unlimited	• Handset insurance using reward points • No service fee for additional smart device • Media package offering music, video, webtoon and movie content.

Data On Video	￦69,000	Unlimited	300 min.	Unlimited, but decelerate to 5 Mbps after 100 GB	• Mobile TV package offering live broadcast and VOD contents of up to 2 GB per day

Data On Talk	￦49,000	Unlimited	300 min.	Unlimited, but decelerate to 1 Mbps after 3 GB	• Mobile TV package offering live broadcast and VOD contents of up to 2 GB per day

LTE Basic	￦33,000	Unlimited	50 min.	1.4 GB with an option to transfer data from and into the next month’s usage

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

The following table shows the interconnection charges we paid per minute (exclusive of VAT) to our competitors, and the charges received per minute (exclusive of VAT) from mobile operators for mobile to mobile calls:

	Effective Starting
	January 1, 2017		January 1, 2018		January 1, 2019
KT	￦	14.6	￦	13.1	￦	11.6
SK Telecom		14.6		13.1		11.6
LG U+		14.6		13.1		11.6

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

We also offer a flat rate fixed-line telephone service plan with a base monthly rate of ￦12,100 (or ￦8,470 for a three year subscription commitment) that includes 50 hours of local and domestic long-distance calls and calls to VoIP phones. Calls to mobile phones are not included in the free 50 hours, and we charge ￦14.50 per ten second increment for such calls. For a premium plan with a base monthly fee of ￦16,500 (or ￦11,550 for a three year subscription commitment), calls to KT mobile subscribers are included as part of the free 50 hours.

Until April 2001, we collected refundable service activation deposits for our fixed-line telephone services, which were refunded upon termination of service. As of December 31, 2019, we had ￦292 billion in refundable service activation deposits outstanding and 1.3 million subscribers enrolled under the deposit plan, each of whom are eligible to switch to a no-deposit plan and receive a refund of their service activation deposit, less the non-refundable service activation fee.

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

The following table shows the interconnection charges we paid per minute (exclusive of VAT) to mobile operators for landline to mobile calls:

	Effective Starting
	January 1, 2017		January 1, 2018		January 1, 2019
SK Telecom	￦	14.6	￦	13.1	￦	11.6
LG U+		14.6		13.1		11.6

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

The following table shows such interconnection charge per minute collected for a call depending on the type of call, as determined by the MSIT:

	Effective Starting
	January 1, 2017		January 1, 2018		January 1, 2019
Local access (1)	￦	9.7	￦	8.7	￦	7.8
Single toll access (2)		10.9		10.0		9.2
Double toll access (3)		14.8		12.7		12.2

Source: The MSIT.

(1)	Interconnection between local switching center and local access line.

(2)	Interconnection involving access to single long-distance switching center.

(3)	Interconnection involving access to two long-distance switching centers.

VoIP Telephone Services

Our VoIP telephone services offer rate plans that charge generally lower base monthly rates and usage-based fees compared to our fixed-line telephone services. For our subscribers who are initiating VoIP telephone services, we charge a one-time nonrefundable activation fee of ￦11,000, which is waived with a one-year subscription commitment.

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

The following table summarizes the terms of our representative broadband Internet access service plans that we currently offer:

Plan	Monthly Rate		Rate with 3 Year Term		Maximum Speed	Max Speed Daily Limit (1)	Additional Features
10 GiGA Max 10G	￦	110,000	￦	88,000	10 Gbps	1000 GB	2 WiFi routers included.
10 GiGA Max 5G	￦	82,500	￦	60,500	5 Gbps	500 GB	2 WiFi routers included.
10 GiGA Max 2.5G	￦	60,500	￦	44,000	2.5 Gbps	250 GB	Discount on 1 WiFi router rental.
GiGA Internet Max 1G	￦	55,000	￦	38,500	1.0 Gbps	150 GB
Internet Max 100M	￦	39,600	￦	22,000	100 Mbps	None

(1)	Data transmission speed is reduced to 100 Mbps if data usage exceeds the specified maximum speed daily limit.

Media and Content Services

Our IPTV and satellite TV service plans vary based on the package of media channels provided, availability of UHD channels and the inclusion of other value-added services. In addition to monthly rates for subscription, we charge a one-time installation fee of ￦27,500 per set-top box and a digital set-top box rental fee ranging from ￦7,700 to ￦9,900 per year that varies depending on the type of set-top box required for the service plan, which is also subject to discounts and waivers based on length of subscription commitment period. We also offer various video-on-demand contents for streaming and downloading for a fee. In addition to offering service plans that enable TV viewing at home as well as access on mobile devices, we provide separate mobile TV plans at lower rates that are specifically designed for mobile devices.

The following table summarizes the terms of our representative IPTV and satellite TV service plans that we currently offer:

Plan	Monthly Rate	Rate with 3 Year Term	Channels (UHD)		Additional Features
Olleh TV Live
TV Movie Plus	￦55,000	￦44,000	270	(6)

•    Prime movie package that provides access to more than 28,000 video-on-demand contents.

•    Catch-on & Plus channel dedicated to latest popular movies and dramas.

•    Discounts on online TV home shopping purchases.

•    Monthly coupon of ￦10,000 for video-on-demand plus 25% discount on all such contents.

TV Slim	￦16,500	￦13,200	238	(3)
Olleh TV Skylife
TV Entertainment	￦31,020	￦24,816	225	(5)	• Monthly coupon of ￦10,000 for video-on-demand.
TV Slim	￦16,500	￦13,200	206	(5)

Bundled Rate Plans

In order to provide our customers with additional value and further promote our marketing efforts to cross sell our various services, we provide our customers with various bundled rate plans that provide discounts for subscribing to a combination of our services, as well as family plans that provide discounts for multiple line subscriptions under one household. As of December 31, 2019, the majority of our subscribers participated in our bundled rate plans.

Fixed-line Packages

We offer substantial discounts to customers who subscribe to two or more of our fixed-line and TV services consisting of fixed-line telephone, VoIP telephone, broadband Internet access, IPTV and satellite TV services. Subscription payments collected pursuant to our bundled rate plans are allocated to each service.

Mobile Packages

For our mobile services, we offer family plans that provide monthly discounts of up to ￦11,000 per mobile phone subscription. Up to five members of a household may participate in our family plans.

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

Competition

We face significant competition in each of our principal business areas. In the markets for mobile services, fixed-line services and media and content services, we compete primarily with SK Telecom and LG U+ (including their affiliates). In the past two decades, considerable consolidation in the telecommunications industry has occurred, resulting in the current competitive landscape comprising three network service providers that offer a wide range of telecommunications and data communications services. Each of our primary competitors has recently acquired or announced plans to acquire a leading cable TV operator in Korea to significantly increase their market shares in the pay TV market, which we expect will further intensify competition. In December 2019, LG U+ completed its acquisition of a controlling interest in CJ Hello Co., Ltd, which subsequently became LG HelloVision Co., Ltd. In February 2019, SK Telecom announced its plan to merge with t-broad, which is expected to be completed in the second quarter of 2020.

To a lesser extent, we also compete with various value-added service providers and network service providers as classified under the Framework Act on Telecommunications and the Telecommunications Business Act, including MVNOs that lease mobile networks and offer mobile services, VoIP service providers that offer Internet telephone services, cable TV operators, text messaging service providers (particularly Kakao) and voice resellers, many of which offer competing services at lower prices. We also face changes in the evolving landscape of the market for media and content services arising from the increasing popularity of global over-the-top media services such as Netflix.

We compete primarily based on our service performance, quality and reliability, ability to accurately identify and respond to evolving consumer demand, and pricing. With the launch of the next generation 5G mobile services in April 2019, competition has further intensified among the three network service providers, which has resulted in an increase in marketing expenses, as well as additional capital expenditures related to implementing 5G mobile services. Mobile service providers also grant subsidies or subscription discount rates to subscribers who purchase new handsets and agree to a minimum subscription period, and we compete also based on such amounts. We and SK Telecom have been designated as market-dominating business entities in the local telephone and mobile markets, respectively, under the Telecommunications Business Act. Under this Act, a market-

dominating business entity may not engage in any act of abuse, such as unreasonably interfering with business activities of other business entities, hindering unfairly the entry of newcomers or substantially restricting competition to the detriment of the interests of consumers. In addition, changes in our local telephone rates and mobile rates of SK Telecom require prior approval from the MSIT. The KCC has also issued guidelines on fair competition of the telecommunications companies.

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

The following tables show the market shares in our principal markets in terms of subscribers as of the dates indicated:

Mobile Services

	Market Share (%) (1)
	KT Corporation	SK Telecom	LG U+
December 31, 2017	31.4	47.9	20.7
December 31, 2018	31.8	46.9	21.3
December 31, 2019	31.8	46.0	22.1

Source: The MSIT.

(1)	Includes subscribers of MVNOs that lease mobile networks of the respective mobile service provider.

Fixed-line Local Telephone and VoIP Services

	Market Share (%)
	KT Corporation	SK Broadband	LG U+
December 31, 2017	65.2	15.1	12.5
December 31, 2018	65.1	14.8	12.6
December 31, 2019	64.9	14.6	12.7

Source: Korea Telecommunications Operators Association.

Broadband Internet Access Services

	Market Share (%)
	KT Corporation	SK Broadband	LG U+	Others
December 31, 2017	41.4	25.7	18.0	14.9
December 31, 2018	41.0	25.4	18.9	14.7
December 31, 2019	40.9	25.6	19.6	13.9

Source: The MSIT.

Pay TV Services

	Market Share (%)
	KT Corporation (1)	SK Broadband	LG U+
December 31, 2017	30.8	13.5	10.9
December 31, 2018	31.2	14.1	12.0
December 31, 2019	31.6	15.0	12.9

Source: Korea Telecommunications Operators Association.

(1)	Including market share of KT Skylife.

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

Since the establishment of its predecessor, the MSIP, the MSIT has assumed primary policy and regulatory responsibility for matters such as: (i) registration of network service providers and licensing of select services (the MSIT authorizes the licensing of IPTV service providers and, with the consent of the KCC, authorizes the licensing of satellite broadcasting companies); (ii) regulation of mergers and acquisitions, as well as license suspension and termination of network service providers; (iii) providing oversight on foreign ownership ratios in network service providers; and (iv) reviewing telecommunication matters as they relate to the public interest and approving ancillary telecommunication business activities. Additionally, the MSIT is responsible for a broad range of other policy and regulatory matters, including the administration and supervision of regulatory reporting by telecommunications companies, examination and analysis of accounting and business management practices in the industry, establishment and administration of policies governing telecommunications service fees, value-added service providers and network service providers, as well as supervision of reporting requirements of standard telecommunications service/user contracts.

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

Under the Act on Promotion of Information and Communications Network Utilization and Information Protection, etc., telecommunications service providers are also required to protect personal information of their customers. Generally, when a telecommunications service provider intends to collect or use its customer’s personal information, such telecommunications service provider, with certain exceptions, must notify and receive the customers’ consent in relation to the purpose of collection, the use of the collected personal information, types of personal information collected and period during which the personal information will be possessed and used. Korean telecommunications providers may not use their customers’ personal information for any purpose other than the purpose their customers have consented to. In addition, there are various internal processes that the telecommunications providers are mandated to install in order to collect and handle personal information of their customers. Pursuant to the amendments to the Act on Promotion on Information and Communications Network Utilization and Information Protection, etc. and the Personal Information

Protection Act, such regulations relating to personal information will be enforced under the Personal Information Protection Act starting on August 5, 2020.

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

In addition, all network service providers (other than regional paging service providers) are obligated to contribute toward the supply of “universal” telecommunications services in Korea. Telecommunications service providers designated as “universal service providers” by the MSIT are required to provide universal telecommunications services such as local services, local public telephone services, broadband services, discount services for persons with disabilities and for certain low-income persons, telecommunications services for remote islands and wireless communication services for ships. We have been designated as a universal service provider. The costs and losses recognized by universal service providers in connection with providing these universal telecommunications services, except for discount services for persons with disabilities and for certain low-income persons, will be shared on an annual basis by all network service providers (other than regional paging service providers), including us, on a pro rata basis based on their respective net annual revenue calculated pursuant to a formula set by the MSIT. As for the costs and losses recognized by a universal service provider in connection with providing discount services for persons with disabilities and for certain low-income persons, such costs and losses will be borne by such universal service provider.

Prior to April 2018, in accordance with the MSIT’s determination that we possessed essential infrastructure, we were required to permit other fixed-line communications service providers to co-use our fixed-line telecommunication infrastructure, upon the request of such other fixed-line telecommunications service providers. In April 2018, to facilitate expedient establishment of 5G mobile services infrastructure, the Government announced its initiatives to amend the co-use system, as follows: (i) we should permit not only fixed-line telecommunications service providers, but also mobile service providers such as SK Telecom and LG U+ to co-use our telecommunications infrastructure necessary for provision of 5G mobile services, (ii) the Government determined that we, SK Telecom, SK Broadband and LG U+ possessed essential infrastructure with respect to the interval between the cable entry at a building and the initial occurrence of connection within the building and required that the three companies share such infrastructure throughout buildings in Korea with each other, and (iii) fixed-line telecommunications service providers and mobile service providers are required to participate in joint efforts to construct additional fixed-line and mobile network architecture. For more information on our mobile network architecture, see “Item 4.D. Property, Plant and Equipment—Mobile Networks.”

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

Foreign Investment

The Telecommunications Business Act restricts the ownership and control of network service providers by foreign shareholders. Foreigners, foreign governments and “foreign invested companies” may not in the aggregate own more than 49.0% of the issued shares with voting rights of a network service provider, including us. For purposes of the Telecommunications Business Act, the term “foreign invested company” means a company in which a foreigner or a foreign government is the largest shareholder and holds 15.0% or more of the company’s shares with voting rights, provided, however, that such company will not be counted as a foreign shareholder for the purposes of the 49.0% limit if (1) it holds less than 1.0% of our total issued and outstanding shares with voting rights or (2) if the largest shareholder of such company is a government or foreign entity of a country that is a counterparty to a free trade agreement with Korea, as publicly announced by the MSIT, and the MSIT determines that the fact that such foreign government or entity holds a 15.0% or greater shareholding in such company does not present a risk of harm to the public interest. However, the calculation of the above-referenced 49% ceiling will apply to: (x) any foreign entities that have entered into a major management-related agreement with a network service provider or the shareholder(s) thereof; and (y) foreign entities that have entered into an agreement pertaining to the settlement of fees relating to the handling of international electronic telecommunications services. As of December 31, 2019, 46.6% of our common shares were owned by foreign investors. In the event that a network service provider violates the shareholding restrictions, its foreign shareholders cannot exercise voting rights for their shares in excess of such limitation, and the MSIT may require corrective measures be taken to comply with the ownership restrictions.

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

Customers and Customer Billing

We typically charge residential subscribers and business subscribers similar rates for services provided. On a case-by-case basis, we also provide discount rates for some of our high-volume business subscribers. We bill all of our customers on a monthly basis. Our customers may make payment at either payment points such as local post offices, banks or our service offices, through a direct-debit service that automatically deducts the monthly payment from a subscriber’s designated bank account, or through a direct-charge service that automatically charges the monthly payment to a subscriber’s designated credit card account. Approximately 86.6% of our subscribers as of December 31, 2019 pay through the direct-debit service. Accounts of subscribers who fail to pay our invoice are transferred to a collection agency, which sends out a notice of payment. If such charges are not paid after notice, we cease to provide outgoing service to such subscribers after a period of time determined by the type of subscribed service. If charges are still not paid two to three months after outgoing service is cut off, we cease all services to such subscribers. After service is ceased, the overdue charges that are not collected by the collection agency are written off.

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

Item 4.D.  Property, Plant and Equipment

Our principal fixed asset is our integrated telecommunications networks. In addition, we own buildings and real estate throughout Korea. As of December 31, 2019, the net book value of our property, plant and equipment was ￦13,785 billion, of which ￦3,424 billion is accounted for by the net book value of our land, buildings and structures. As of December 31, 2019, the net book value of our investment properties, which is accounted for separately from our property and equipment was ￦1,387 billion. Other than as may be described in this annual report, no significant amount of our properties is leased. There are no material encumbrances on our properties including the fixed assets below.

Our fixed-line equipment vendors and mobile equipment suppliers include well-known international and local suppliers such as Samsung Electronics, Ericsson, Nokia, Juniper and Cisco Systems.

Mobile Networks

Our mobile network architecture includes the following components:

•

cell sites, which are physical locations equipped with radio units of base transceiver stations and other equipment used to communicate through radio channels with subscribers’ mobile telephone handsets within the range of a cell;

•	centralized centers, which are physical locations with baseband units of base transceiver stations;

•	core networks, which connect to and control the base transceiver stations and provide the gateway to other networks and services; and

•	transmission lines, which connect the mobile switching centers, base station controllers, base transceiver stations and the public switched telephone network.

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

Exchanges

Exchanges include local exchanges and “toll” exchanges that connect local exchanges to long-distance transmission facilities. We had approximately 23.3 million lines connected to local exchanges and 2.2 million lines connected to toll exchanges as of December 31, 2019.

All of our exchanges are fully digital and automatic in order to provide higher speed and larger volume services. In addition, all of our lines connected to toll exchanges are compatible to IP platform.

Internet Backbone

Our Internet backbone network, called KORNET, has the capacity to handle aggregate traffic of our broadband Internet access subscribers, data centers and Internet exchange system at any given moment of up to 17.4 Tbps as of December 31, 2019. We have set up contingent plans to prepare against various incidents that could affect reliable Internet access service. Our IP premium network enables us to more reliably support IPTV, VoIP and other IP-related services. As of December 31, 2019, our IP premium network had 3,122 lines installed to provide mobile data services, 1,546 lines installed to provide IPTV services and a total capacity to handle up to 3.3 Tbps of IPTV, voice, mobile data and virtual private network (“VPN”) service traffic.

Access Lines

As of December 31, 2019, we had 22.4 million access lines installed, which allow us to reach virtually all homes and businesses in Korea. As part of our broadband deployment strategy, we have upgraded most of our access lines by equipping them with broadband capability using FTTH technology. As of December 31, 2019, we had approximately 22.2 million broadband lines with speed of at least 50 Mbps that enable us to deliver broadband Internet access and multimedia contents to our customers.

Transmission Networks

Our domestic fiber optic cable network consisted of 847,497 kilometers of fiber optic cables as of December 31, 2019 of which 129,546 kilometers of fiber optic cables are used to connect our backbone network and 717,951 kilometers are used to connect the backbone network to our subscribers. Our backbone network utilizes 64 Tbp Long-haul Reconfigurable Optical Add Drop Multiplexer (“ROADM”) technology for connecting cities. ROADM technology improves bandwidth efficiency by enabling data to be transmitted from multiple signals across one fiber strand in a cable and carrying each signal on a separate wavelength. Our transmission backbone network connecting major cities in Korea utilize Packet Optical Transport Network (“POTN”), and we access such network through multi-service provisioning platform (“MSPP”) architecture.

Our extensive domestic long-distance network is supplemented by our fully digital domestic microwave network, which consisted of 53 relay sites as of December 31, 2019.

International Networks

Our international network infrastructure consists of both submarine cables and satellite transmission systems, including two submarine cable-landing stations in Busan and Keoje and one satellite teleport in Kumsan. International traffic is handled by submarine cables and telecommunications satellites. Because of the high cost of laying a submarine cable, the usual practice is for multiple carriers to jointly commission a new cable and share the costs and the capacity. We own interests in several international fiber optic submarine cable networks. We also operate satellites periodically launched by us, as well as lease satellite capacity from other satellite operators. Data services such as international private lease circuits, IP and very small aperture terminals are provided through submarine cables and satellite transmission. In order to guarantee high quality services to our end customers, our submarine cables and satellite transmission systems are linked to various points-of-presence in the United States, Asia and Europe. In addition, as of December 31, 2019, our international telecommunications networks were directly linked to 252 telecommunications service providers in various international destinations and are routed through our three international switching centers in Seoul, Daejeon and Busan.

As of December 31, 2019, our international Internet backbone with capacity of approximately 2,220 Gbps is connected to approximately 300 Internet service providers through our three Internet gateways in Hyehwa, Guro and Busan. In addition, we operate a broadcasting backbone with capacity of 1.1 Gbps to transmit broadcasting signals from Korea to the rest of the world.

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

Our four operating segments for financial reporting purposes are organized as the following:

•

the ICT segment, which consists of KT Corporation on a standalone basis that is primarily engaged in providing various telecommunications services to individual and household customers as well as corporate customers;

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

Our future performance will depend at least in part on Korea’s general economic growth and prospects. For a description of recent developments that have had and may continue to have an adverse effect on our results of operations and financial condition, see “Item 3. Key Information—

Item 3.D. Risk Factors—If economic conditions in Korea deteriorate, our current business and future growth could be materially and adversely affected” and “—The ongoing global pandemic of a new strain of coronavirus (“COVID-19”) and any possible recurrence of other types of widespread infectious diseases, may adversely affect our business, financial condition or results of operations.” A number of other developments have had or are expected to have a material impact on our results of operations, financial condition and capital expenditures. These developments include:

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

We made bandwidth license payments of ￦271 billion in 2017, ￦573 billion in 2018 and ￦389 billion in 2019. The following table sets forth our outstanding payment obligations relating to our bandwidth licenses as of December 31, 2019.

Spectrum	Bandwidth	License Acquisition Date	Total Payable Amount (in billions of Won)		Initial Payment Amount (in billions of Won)		Initial Payment Year	Annual Usage Fee (in billions of Won)		Annual Usage Fee Payment Term
800 MHz	10 MHz	July 1, 2012	￦	261	￦	65	2012	￦	33	2012 to 2020
900 MHz	20 MHz	July 1, 2011	￦	251	￦	126	2011	￦	16	2011 to 2021
1.8 GHz	20 MHz	July 1, 2011	￦	194	￦	97	2011	￦	16	2011 to 2021
1.8 GHz	15 MHz	September 10, 2013	￦	878	￦	219	2013	￦	82	2013 to 2021
1.8 GHz	20 MHz	August 4, 2016	￦	470	￦	117	2016	￦	35	2016 to 2026
2.1 GHz	40 MHz	December 4, 2016	￦	569	￦	142	2016	￦	85	2016 to 2021
3.5 GHz	100 MHz	December 1, 2018	￦	968	￦	242	2018	￦	73	2018 to 2028
28 GHz	800 MHz	December 1, 2018	￦	208	￦	52	2018	￦	31	2018 to 2023

Researching and Implementing Technology Upgrades and Additional Telecommunications Services such as 5G Technologies

The telecommunications industry is characterized by continued advances and improvements in telecommunications technology, and we have been continually researching and implementing network upgrades and launching additional telecommunications services to maintain our competitiveness. In recent years, we have made extensive efforts to continue to develop mobile services with enhanced speed, latency and connectivity that enable us to offer significantly improved wireless data transmission with faster access to multimedia content. We commercially launched our next generation 5G mobile services with transmission speed of up to 1.5 Gbps in April 2019, initially focusing on the Seoul metropolitan area, six additional metropolitan cities, high-traffic commercial areas and university campuses as well as major transportation infrastructure such as highways, railways and airports. We plan to further expand the coverage nationwide and increase the transmission speed of our 5G services.

We also make investments to continually upgrade our broadband network to enable better FTTH connection, which further enhances data transmission speed and connection quality. FTTH is a telecommunication architecture in which a communication path is provided over optical fiber cables extending from the telecommunications operator’s switching equipment to the boundary of home or office. FTTH uses fiber optic cable, which is able to carry a high-bandwidth signal for longer distances without degradation. FTTH enables us to deliver enhanced services that require high bandwidth with stability, such as IPTV and other digital media content. The MSIT has the authority to recommend to network service providers that they provide funds for national research and development of telecommunications technology and related projects. Including such contributions, total expenditures (which include capitalized expenses) on research and development were ￦435 billion in 2017, ￦273 billion in 2018 and ￦254 billion in 2019. We plan to continue to invest in researching and implementing network upgrades, which will entail additional operating expenses as well as capital expenditures.

Fee Discounts and Adjustments to the Rates for Our Telecommunications Services

We provide bundled packages of our various services at a discount in order to attract additional subscribers to our new services. We offer discounts to customers who subscribe to two or more of our fixed-line and TV services consisting of fixed-line telephone, VoIP telephone, broadband Internet access, IPTV and satellite TV services. For our mobile services, we offer family plans that provide monthly discounts of up to ￦11,000 per mobile phone subscription. We also offer various bundled rate plans that combine our fixed-line and TV services with mobile services, for both households and single subscribers. See “Item 4. Information on the Company—Item 4.B. Business Overview—Our Rates.”

The MSIT, in consultation with the MOEF, currently approves rates charged by us for local telephone service. The form of our standard agreement for providing local network service and each agreement for interconnection with other service providers must also be reported to the MSIT. Although we compete freely with other network service providers in terms of rate plans for our principal telecommunications and Internet-related services except for rates we charge for local calls, the MSIT may periodically announce policy guidelines that we may be recommended to take into consideration. In recent years, the MSIT has announced policy guidelines with the objectives of reducing mobile service rates and promoting transparency in the decision making of telecommunications service providers. Specific policy guidelines include monthly rate reductions applicable to certain low-income subscribers as well as subscription rate discounts in lieu of handset subsidies. Starting in December 2017, we began providing rate discounts of up to ￦11,000 per month to our low-income mobile subscribers on government welfare programs. We also increased the maximum discount rate applicable to mobile subscribers who elect not to receive handset subsidies from 20.0% to 25.0% starting in September 2017. Such discounts have contributed to a decrease in the average monthly revenue per subscriber of our mobile services from ￦34,444 in 2017 to ￦32,021 in 2018 and ￦31,625 in 2019.

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

Acquisitions and Disposals of Interests in Subsidiaries and Joint Ventures

One key aspect of our overall business strategy calls for acquisitions of businesses and entering into joint ventures that complement or diversify our current business, as well as disposal or termination of such businesses from time to time. For example, we have pursued investment opportunities in the financial sector in the past decade that we believe provide attractive growth opportunities. In October 2011, we acquired a controlling interest in BC Card, a leading credit card solutions provider in Korea in which we hold a 69.54% interest. We also acquired 10.00% of the common shares of K Bank, an Internet-only bank that began its commercial operations in April 2017, which interest is accounted for using the equity method of accounting. In April 2020, we agreed to transfer such interest to BC Card for ￦36.3 billion, which transfer would take place only upon satisfaction of certain conditions. Our financial condition and results of operations may be affected as a result of such acquisitions, disposals or consolidation. Furthermore, pursuing acquisitions, joint venture and certain investment transactions also requires significant capital, and as we pursue further growth opportunities for the future, we may need to raise additional capital by incurring loans or through the issuances of bonds or other securities in the international capital markets, which may lead to increased levels of debt and debt servicing costs in the future.

Marketing Activities

We engage in marketing activities to promote our new, as well as existing, products and services and to further strengthen our marketing efforts through our network of independent exclusive dealers and other third-party dealers. Our marketing expenses, consisting of sales commissions and advertising expenses, amounted to ￦2,399 billion in 2017, ￦2,101 billion in 2018 and ￦2,466 billion in 2019. Sales commissions primarily consist of sales commissions to third-party dealers related to procurement of mobile subscribers and mobile handset sales, and our advertising expenses relate primarily to our utilization of television commercials and Internet and mobile advertising as well as promotional events.

While we believe that our large subscriber base as well as the brand power of our products and services will remain key drivers of our growth, we expect to continue to invest significantly in marketing activities, particularly in connection with launching of new products and services such as the launch of our 5G mobile services in April 2019. Our marketing expenses may not directly correspond to our revenue in the same period, and our quarterly marketing expenses have fluctuated in the past and are expected to continue to fluctuate in the future.

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

These critical accounting estimates include:

•	allowances for doubtful accounts;

•	useful lives of property, equipment, intangible assets and investment property;

•	impairment of long-lived assets, including goodwill;

•	valuation and impairment of financial assets;

•	amortization of contract assets, contract liabilities and contract cost assets;

•	income taxes;

•	post-employment benefit liabilities; and

•	provisions.

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

Changes in the allowances for doubtful accounts for our trade and other receivables in the three-year period ended December 31, 2019 are summarized as follows:

	Year Ended December 31,
	2017		2018		2019
	(In millions of Won)
Balance at beginning of year	￦	612,487	￦	523,799	￦	453,746
Provision		44,697		113,065		60,193
Reversal or written-off		(131,341)		(185,117)		(135,096)
Changes in the scope of consolidation		(142)		—		—
Others		(1,902)		1,999		156

Balance at end of year	￦	523,799	￦	453,746	￦	378,999

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

Impairment of Long-Lived Assets, including Goodwill

Long-lived assets generally consist of property and equipment and intangible assets, including goodwill. We review long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. In addition, we evaluate our long-lived assets for impairment each year as part of our annual forecasting process. An impairment loss would be recognized when the asset’s recoverable amount is less than its carrying amount. The recoverable amount of a long-lived asset is the greater of an asset’s fair value less costs to sell and its value in use. For the purpose of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash flows (cash-generating units). The recoverable amounts of cash-generating units are based on their value in use calculated by applying the annual discount rate ranging from 4.64% to 21.90% (depending on the segment) to the estimated future cash flows based on financial budgets for the next five years. An annual growth rate of 0.0% to 1.0% was applied for the cash flows expected to be incurred after five years. If such assets are considered to be impaired, the impairment to be recognized is measured as the amount by which the carrying amount of the assets exceeds the estimated recovery value. For example, in 2019, we recognized impairment loss of ￦39 billion in relation to KT Skylife, as the carrying amount of cash-generating units exceeded the recoverable amount, and we recognized such impairment loss as operating expense in the consolidated statement of profit or loss. See Note 13 of the Consolidated Financial Statements.

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

Amortization of Contract Assets, Contract Liabilities and Contract Cost Assets

We recognize revenue when we satisfy the performance obligations specified in a customer contract by transferring the goods or services to the customer. With the application of IFRS 15, we allocate a transaction price for such revenue recognition to each performance obligation based on relative standalone selling prices of the goods or services provided to the customer.

We have identified two main performance obligations: (i) provision of telecommunications services and (ii) sale of handsets. In order to allocate a transaction price to each performance obligation on a relative standalone selling price basis, we are required to determine such standalone selling price at the inception of the contract based on the price for such good or service that we have charged in the past to similar customers under similar circumstances. We recognize such allocated amounts as contract assets or contract liabilities. Under IFRS 15, we are also required to capitalize as assets the incremental costs of obtaining a new contract, which include commission fees that we pay to authorized dealers when new customers subscribe for our telecommunications services. Such contract cost assets, as well as other contract assets and contract liabilities, are amortized over the remaining expected period of benefit of a customer contract.

We believe that the estimates and assumptions made that are related to amortization of contract assets, contract liabilities and contract cost assets are critical accounting estimates because they require our management to make assessments about the expected period of benefit of customer contracts as well as the standalone selling prices of our goods and services. After taking into account historical data, we apply estimates and assumptions that we believe to be reasonable, but which are unpredictable and inherently uncertain. The use of alternative estimates and assumptions would result in different impacts on our results of operations.

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

The table below sets forth a reconciliation of our operating profit and net income or loss as presented in our consolidated statements of operations prepared in accordance with IFRS as issued by the IASB for each of the years ended December 31, 2017, 2018 and 2019 to our operating profit and net income or loss in our consolidated statements of operations prepared in accordance with K-IFRS, for each of the corresponding years, taking into account such differences:

	For the Year Ended December 31,
	2017		2018		2019
	(In millions of Won)
Operating profit under IFRS as issued by the IASB	￦	1,069,092	￦	1,100,860	￦	1,020,174
Effect of changes in operating income presentation		286,161		103,897		170,549
Revenue recognition of development, sale of real estate, etc.		20,033		56,765		(39,658)

Operating profit under K-IFRS	￦	1,375,286	￦	1,261,522	￦	1,151,065

	For the Year Ended December 31,
	2017		2018		2019
	(In millions of Won)
Net income under IFRS as issued by the IASB	￦	546,341	￦	719,412	￦	699,274
Profit before income tax
Revenue recognition of development, sale of real estate, etc.		20,033		56,765		(39,658)
Income tax		(4,848)		(13,872)		9,731

Profit for the year under K-IFRS	￦	561,526	￦	762,305	￦	669,347

Adoption of IFRS 15

The IASB issued IFRS 15 Revenue from Contracts with Customers (“IFRS 15”) for recognizing revenue. IFRS 15 establishes a five step model that applies to operating revenue earned from a contract with a customer, regardless of the type of revenue transaction or the industry with limited exceptions. We mainly provide telecommunications services and sell handsets, and revenue from such services provided is recognized over time and revenue from such sale of goods is recognized at a point in time. We have adopted IFRS 15 from January 1, 2018 and applied the modified retrospective approach, and recognized the cumulative impact of initially applying the revenue standard as an adjustment to retained earnings as of January 1, 2018, the period of initial application. Accordingly, the financial information related to periods prior to January 1, 2018 have not been restated for the adoption of IFRS 15 and continue to be presented under IAS 18 Revenue and other standards (collectively, “IAS 18 and Other Standards”).

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

Adoption of IFRS 16

The IASB issued IFRS 16 Leases (“IFRS 16”) for recognizing as assets and liabilities all leases which lease terms are over 12 months and the underlying assets are not low value assets. Upon adoption of IFRS 16, we began to recognize right-of-use assets and lease liabilities representing our obligation to make lease payments, which had previously been classified as “operating leases” under the principles of IAS 17. We have adopted IFRS 16 from January 1, 2019 and applied the modified retrospective approach, and recognized the cumulative impact of initially applying the standard as an adjustment to retained earnings as of January 1, 2019, the period of initial application. Accordingly, the financial information related to periods prior to January 1, 2019 have not been restated for the adoption of IFRS 16 and continue to be presented under IAS 17.

The adjustments made to line items presented in the consolidated statement of financial position on January 1, 2019 due to the change from IAS 17 applied previously to IFRS 16 are as follows:

•	property and equipment decreased by ￦210 billion;

•	intangible assets decreased by ￦26 billion;

•	right-of-use assets increased by ￦900 billion;

•	investment properties increased by ￦47 billion;

•	lease receivables increased by ￦15 billion;

•	prepayments decreased by ￦0.008 billion;

•	prepaid expenses decreased by ￦84 billion;

•	other liabilities increased by ￦0.6 billion;

•	lease liabilities increased by ￦643 billion; and

•	revenue increased by ￦0.8 billion.

The net impact on retained earnings on January 1, 2019 was a decrease of ￦4 billion.

For a discussion of the adoption of IFRS 16, see Notes 2.2 and 40 of the notes to the Consolidated Financial Statements.

Recent Accounting Pronouncements under IFRS

For a summary of new standards, amendments and interpretations issued under IFRS as issued by the IASB but not effective for 2019, and which have not been adopted early by us, see Note 2.2 to the Consolidated Financial Statements.

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

•

revenue from our miscellaneous business activities categorized as “others” that extend beyond telecommunications and financial services, including information technology and network services and rental of real estate; and

•

revenue from sale of goods, primarily handsets related to our mobile services and miscellaneous telecommunications equipment, as well as sale of residential units and commercial real estate developed by KT Estate.

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

•	depreciation expenses incurred primarily in connection with our telecommunications network facilities;

•	sales commissions, primarily consisting of sales commissions to third-party dealers related to procurement of mobile subscribers and mobile handset sales;

•	service cost, primarily consisting of payments to IPTV and satellite TV content providers;

•	commissions, primarily consisting of commission-based payments for certain third-party outsourcing services, including commissions to the outsourced call center staff;

•	amortization expenses incurred primarily in connection with our intangible assets; and

•	interconnection charges, which are interconnection payments to telecommunication service providers for calls from landline users and our mobile subscribers to our competitors’ subscribers.

Operating Results—2018 Compared to 2019

The following table presents selected income statement data and changes therein for 2018 and 2019:

	For the Year Ended December 31,				Changes
					2018 vs. 2019
	2018		2019		Amount		%
	(In billions of Won)
Operating revenue	￦	23,436	￦	24,899	￦	1,463	6.2%
Operating expenses		22,335		23,879		1,544	6.9

Operating profit		1,101		1,020		(81)	(7.3)
Finance income		374		424		50	13.4
Finance costs		436		422		(14)	(3.2)
Share of net profits (losses) of associates and joint venture		(5)		(3)		2	(39.6)

Profit before income tax		1,034		1,019		(15)	(1.4)
Income tax expense		315		320		5	1.7

Profit for the year	￦	719	￦	699	￦	(20)	(2.8)%

Operating Revenue

The following table presents a breakdown of our operating revenue and changes therein for 2018 and 2019:

	For the Year Ended December 31,				Changes
					2018 vs. 2019
Products and services	2018		2019		Amount		%
	(In billions of Won)
Mobile services	￦	6,828	￦	6,795	￦	(33)	(0.5)%
Fixed-line services:
Fixed-line and VoIP telephone services		1,708		1,579		(130)	(7.6)
Broadband Internet access services		2,113		2,177		65	3.1
Data communication services		1,048		1,111		63	6.0

Sub-total		4,869		4,867		(3)	(0.1)

Media and content		2,262		2,516		254	11.2
Financial services		3,445		3,642		197	5.7
Others		2,743		2,885		142	5.2
Sale of goods (1)		3,289		4,194		905	27.5

Total operating revenue	￦	23,436	￦	24,899	￦	1,463	6.2%

(1)	Primarily related to sale of handsets for our mobile service and miscellaneous telecommunications equipment, as well as sale of residential units and commercial real estate developed by KT Estate.

Total operating revenue increased by 6.2%, or ￦1,463 billion, from ￦23,436 billion in 2018 to ￦24,899 billion in 2019, primarily due to increases in revenue from sale of goods and media and content, the collective impact of which was partially offset by decreases in revenue from fixed-line and VoIP telephone services.

Mobile Services

Our mobile services revenue decreased by 0.5%, or ￦33 billion, from ￦6,828 billion in 2018 to ￦6,795 billion in 2019, primarily due to a decrease in our average revenue per user, which impact was offset by an increase in our mobile subscribers.

Our average revenue per user decreased from ￦32,021 in 2018 to ￦31,625 in 2019 mainly due to (i) the election by a substantial portion of our renewal as well as new subscribers to receive subscription rate discounts in lieu of handset subsidies, which discounts increased from 20.0% to 25.0% in September 2017, (ii) election of less costly plans for their second devices and (iii) an amendment to our revenue recognition method pursuant to which we no longer recognize operating expenses related to redemption of rewards points and instead deduct such amount from our operating revenue starting in the fourth quarter of 2019, the aggregate impact of which was partially offset by an increase in the subscribers of our 5G services, which entail higher subscription rates compared to our other mobile services.

We recorded a 3.8% increase in our mobile subscribers from approximately 21.1 million as of December 31, 2018 to approximately 21.9 million (including 1.4 million subscribers of 5G services) as of December 31, 2019.

Fixed-line Services

Our fixed-line services revenue decreased by 0.1%, or ￦3 billion, from ￦4,869 billion in 2018 to ￦4,867 billion in 2019, reflecting a decrease in our revenue from fixed-line and VoIP telephone services, which impact was mostly offset by increases in revenue from broadband Internet access services and data communication services.

Fixed-line and VoIP Telephone Services. Our fixed-line and VoIP telephone services revenue decreased by 7.6%, or ￦130 billion, from ￦1,708 billion in 2018 to ￦1,579 billion in 2019, primarily due to decreases in subscribers reflecting continued decrease in demand for such services. Our number of PSTN and VoIP lines in service decreased from 14.9 million as of December 31, 2018 to 14.1 million as of December 31, 2019.

Broadband Internet Access Services. Our broadband Internet access services revenue increased by 3.1%, or ￦65 billion, from ￦2,113 billion in 2018 to ￦2,177 billion in 2019, primarily as a result of an increase in the number of subscribers to our premium services. The number of our KT GiGA Internet service subscribers increased from approximately 4.9 million as of December 31, 2018 to approximately 5.5 million as of December 31, 2019.

Data Communication Services. Our data communication services revenue increased by 6.0%, or ￦63 billion, from ￦1,048 billion in 2018 to ￦1,111 billion in 2019 primarily due to an increase in revenue from our co-location and server leasing services offered to corporate customers.

Media and Content

Our media and content revenue increased by 11.2%, or ￦254 billion, from ￦2,262 billion in 2018 to ￦2,516 billion in 2019, primarily due to an increase in the number of IPTV subscribers from approximately 7.9 million as of December 31, 2018 to approximately 8.4 million as of December 31, 2019, as well as increases in revenues generated from Genie Music Corporation and KTH.

Financial Services

Financial services revenue increased by 5.7%, or ￦197 billion, from ￦3,445 billion in 2018 to ￦3,642 billion in 2019, primarily due to an increase in commission revenue from BC Card reflecting an expansion of its merchant payment network.

Others

Other operating revenue increased by 5.2%, or ￦142 billion, from ￦2,743 billion in 2018 to ￦2,885 billion in 2019, primarily due to increases in revenue from our information technology and network services, particularly from systems integration services and operation of Internet data centers.

Sale of Goods

Revenue from sale of goods increased by 27.5%, or ￦905 billion, from ￦3,289 billion in 2018 to ￦4,194 billion in 2019, primarily due to an increase in revenue from sales of mobile handsets in 2019 compared to 2018. The sale of mobile handsets in 2019 increased largely due to increases in the number of handset units sold and, to a lesser extent, the per-unit price of premium handsets.

Operating Expenses

The following table presents a breakdown of our operating expenses and changes therein for 2018 and 2019:

	For the Year Ended December 31,				Changes
					2018 vs. 2019
	2018		2019		Amount		%
	(In billions of Won)
Salaries and wages	￦	3,846	￦	3,974	￦	128	3.3%
Depreciation		2,674		2,530		(144)	(5.4)
Depreciation of right-of-use assets		—		452		452	N.A.
Amortization of intangible assets		608		657		49	8.1
Commissions		1,080		1,115		35	3.3
Interconnection charges		580		534		(46)	(7.9)
International interconnection fee		227		240		14	6.0
Purchase of inventories		4,414		4,454		40	0.9
Changes of inventories		(433)		283		716	N.A.
Sales commission		1,943		2,316		373	19.2
Service cost		1,541		1,610		69	4.5
Utilities		323		333		9	2.9
Taxes and dues		285		277		(8)	(2.9)
Rental expenses		460		193		(267)	(58.0)
Insurance premium		74		82		9	11.9
Installation fee		144		155		12	8.0
Advertising expenses		158		150		(8)	(4.8)
Research and development expenses		177		165		(12)	(6.6)
Card service costs		3,113		3,067		(46)	(1.5)
Others		1,123		1,291		168	15.0

Total operating expenses	￦	22,335	￦	23,879	￦	1,544	6.9%

N.A. means not applicable.

Total operating expenses increased by 6.9%, or ￦1,544 billion, from ￦22,335 billion in 2018 to ￦23,879 billion in 2019 primarily due to impact from changes of inventories, recognition of depreciation of right-of-use assets starting in 2019, and increases in sales commissions and salaries and wages, the collective impact of which was partially offset by decreases in rental expenses and depreciation. Specifically:

•

Changes of inventories, which reflect inventory changes during a period by calculating inventories at the beginning of the period minus those at the end of the period, amounted to ￦(433) billion in 2018 and ￦283 billion in 2019, which indicates that inventories increased by ￦433 billion in 2018 while they decreased by ￦283 billion in 2019.

•

We recorded depreciation of right-of-use assets of ￦452 billion in 2019 compared to no such expenses in 2018 due to our adoption of IFRS 16 starting on January 1, 2019 and related recognition of right-of-use assets of ￦900 billion on such date. Right-of-use assets are depreciated over the shorter of the assets’ useful life and the lease term on a straight-line basis. See “Item 5. Operating and Financial Review and Prospects—Item 5.A. Operating Results—Adoption of IFRS 16.”

•

Sales commission increased by 19.2%, or ￦373 billion, from ￦1,943 billion in 2018 to ￦2,316 billion in 2019 primarily due to an increase in sales commissions that we paid to third party dealers for procurement of 5G mobile subscribers launched in April 2019.

•

Salaries and wages increased by 3.3%, or ￦128 billion, from ￦3,846 billion in 2018 to ￦3,974 billion in 2019 primarily due to an increase in wages as well as the consolidation of salary expenses of certain subsidiaries in which we acquired a controlling interest in the fourth quarter of 2018.

These factors were partially offset by the following:

•

Our rental expenses decreased by 58.0%, or ￦267 billion, from ￦460 billion in 2018 to ￦193 billion in 2019 primarily due to our adoption of IFRS 16 starting on January 1, 2019. Pursuant to our adoption of IFRS 16, we began to recognize lease liabilities in relation to leases that had previously been classified as “operating leases,” which in turn reduced our rental expenses in 2019.

•

Depreciation decreased by 5.4%, or ￦144 billion, from ￦2,674 billion in 2018 to ￦2,530 billion in 2019 primarily due to completion of depreciation of certain assets related to our LTE services as well as a decrease in property and equipment of ￦210 billion upon our adoption of IFRS 16 starting on January 1, 2019.

Operating Profit

Due to the factors described above, our operating profit decreased by 7.3%, or ￦81 billion, from ￦1,101 billion in 2018 to ￦1,020 billion in 2019. Our operating margin, which is operating profit as a percentage of operating revenue, was 4.7% in 2018 and 4.1% in 2019.

Finance Income (Costs)

The following table presents a breakdown of our finance income and costs and changes therein for 2018 and 2019:

	For the Year Ended December 31,				Changes
					2018 vs. 2019
	2018		2019		Amount		%
	(In billions of Won)
Interest income	￦	245	￦	283	￦	38	15.5%
Gain on foreign currency transactions		17		25		7	43.2
Gain on foreign currency translation		4		18		14	387.1
Gain on settlement of derivatives		28		9		(19)	(67.7)
Gain on valuation of derivatives		66		77		11	16.7
Others		14		13		(2)	(11.0)

Total finance income	￦	374	￦	424	￦	50	13.4

Interest expenses	￦	297	￦	268	￦	(29)	(9.6)%
Loss on foreign currency transactions		49		30		(19)	(38.4)
Loss on foreign currency translation		73		94		21	29.4
Loss on settlement of derivatives		—		0		0	N.A.
Loss on valuation of derivatives		2		16		14	675.9
Loss on disposal of trade receivables		14		11		(3)	(18.2)
Others		1		2		1	102.4

Total finance costs	￦	436	￦	422	￦	(14)	(3.2)

N.A. means not applicable.

Our interest income increased by 15.5%, or ￦38 billion, from ￦245 billion in 2018 to ￦283 billion in 2019 primarily due to an increase in interest income related to our device installment plans.

Our interest expenses decreased by 9.6%, or ￦29 billion, from ￦297 billion in 2018 to ￦268 billion in 2019 primarily due to a general decrease in weighted-average interest rates of our borrowings in 2019 compared to 2018.

Our net loss on foreign currency transactions decreased by 82.3%, or ￦26 billion, from ￦32 billion in 2018 to ￦6 billion in 2019, and our net loss on foreign currency translation increased by 10.2%, or ￦7 billion, from ￦69 billion in 2018 to ￦76 billion in 2019, as the Won depreciated against the Dollar in 2018 as well as in 2019. In terms of the market average exchange rates announced by Seoul Money Brokerage Services, Ltd., the Won depreciated from ￦1,071.4 to US$1.00 as of December 31, 2017 to ￦1,118.1 to US$1.00 as of December 31, 2018 and decreased further to ￦1,157.8 to US$1.00 as of December 31, 2019. Against such depreciations, our net gain on transactions of derivatives decreased by 67.8%, or ￦19 billion, from ￦28 billion in 2018 to ￦9 billion in 2019 and our net gain on valuation of derivatives decreased by 4.3%, or ￦3 billion, from ￦64 billion in 2018 to ￦61 billion in 2019 .

Share of Net Profits (Losses) of Associates and Joint Venture

Our share of net losses of associates and joint ventures decreased by 39.6%, or ￦2 billion, from ￦5 billion in 2018 to ￦3 billion in 2019. In 2018, our share of net losses of associates and joint ventures consisted primarily of our share of loss from K Bank of ￦20 billion, which was partially offset by our share of profit from Korea Information & Technology Fund of ￦15 billion. In 2019, our share of net losses of associates and joint ventures consisted primarily of our share of loss from K Bank of ￦29 billion, which was partially offset by our share of profit from Korea Information & Technology Fund of ￦18 billion.

Income Tax Expense

Income tax expense increased by 1.7%, or ￦5 billion, from ￦315 billion in 2018 to ￦320 billion in 2019, while our profit before income tax decreased by 1.4%, or ￦15 billion, from ￦1,034 billion in 2018 to ￦1,019 billion in 2019. Our effective tax rate was 30.4% in 2018 and 31.4% in 2019. See Note 29 to the Consolidated Financial Statements.

Profit for the Year

Due to the factors described above, our profit for the year decreased by 2.8%, or ￦20 billion, from ￦719 billion in 2018 to ￦699 billion in 2019. Our net profit margin, which is net profit for the year as a percentage of operating revenue, was 3.1% in 2018 and 2.8% in 2019.

Segment Results—ICT

Our operating revenue for the ICT segment, prior to adjusting for inter-segment transactions, increased by 4.5%, or ￦803 billion, from ￦17,724 billion in 2018 to ￦18,528 billion in 2019, primarily due to increases in revenue from our information technology and network services and media and content services, the collective impact of which was partially offset by a decrease in revenue from our fixed-line services to individual and household customers, as described above.

Our operating income for the ICT segment, prior to adjusting for inter-segment transactions, decreased by 32.8%, or ￦306 billion, from ￦933 billion in 2018 to ￦627 billion in 2019, as the ￦1,109 billion increase in the segment’s operating expenses outpaced the ￦803 billion increase in operating revenue. For this segment, operating margin, which is operating income as a percentage of total operating revenue prior to adjusting for inter-segment transactions, decreased from 5.3% in 2018 to 3.4% in 2019.

Our depreciation and amortization for the ICT segment, prior to adjusting for inter-segment transactions, increased by 11.0%, or ￦321 billion, from ￦2,917 billion in 2018 to ￦3,239 billion in 2019.

Segment Results—Finance

Our operating revenue for the finance segment, prior to adjusting for inter-segment transactions, slightly decreased by 0.1%, or ￦4 billion, from ￦3,560 billion in 2018 to ￦3,557 billion in 2019.

Our operating income for the finance segment, prior to adjusting for inter-segment transactions, increased by 8.5%, or ￦12 billion, from ￦145 billion in 2018 to ￦158 billion in 2019, as the ￦16 billion decrease in the segment’s operating expenses outpaced the ￦4 billion decrease in operating revenue. For this segment, operating margin increased from 4.1% in 2018 to 4.4% in 2019.

Depreciation and amortization for the finance segment, prior to adjusting for inter-segment transactions, increased by 18.8%, or ￦4 billion, from ￦23 billion in 2018 to ￦27 billion in 2019.

Segment Results—Satellite TV

Our operating revenue for the satellite TV segment, prior to adjusting for inter-segment transactions, increased by 0.6%, or ￦4 billion, from ￦691 billion in 2018 to ￦695 billion in 2019.

Our operating income for the satellite TV segment, prior to adjusting for inter-segment transactions, increased by 3.9%, or ￦3 billion, from ￦67 billion in 2018 to ￦69 billion in 2019, as the ￦~~4~~ billion increase in the segment’s operating revenue outpaced the ￦1 billion increase in operating expenses. Operating margin for this segment increased from 9.7% in 2018 to 10.0% in 2019.

Depreciation and amortization for the satellite TV segment, prior to adjusting for inter-segment transactions, decreased by 3.4%, or ￦3 billion, from ￦98 billion in 2018 to ￦95 billion in 2019.

Segment Results—Others

Our operating revenue for the others segment, prior to adjusting for inter-segment transactions, increased by 13.3%, or ￦714 billion, from ￦5,371 billion in 2018 to ￦6,084 billion in 2019, primarily due to increases in revenue from our sale of handsets as well as our information and technology and network services.

Our operating income for the others segment, prior to adjusting for inter-segment transactions, increased by 288.7%, or ￦163 billion, from ￦56 billion in 2018 to ￦219 billion in 2019, as the ￦714 billion increase in the segment’s operating revenue outpaced the ￦551 billion increase in operating expenses. Operating margin for this segment increased from 1.0% in 2018 to 3.6% in 2019.

Depreciation and amortization for this segment, prior to adjusting for inter-segment transactions, increased by 51.4%, or ￦122 billion, from ￦237 billion in 2018 to ￦358 billion in 2019.

Operating Results—2017 Compared to 2018

The following table presents selected income statement data and changes therein for 2017 and 2018:

	For the Year Ended December 31,				Changes
					2017 vs. 2018
	2017		2018		Amount		%
	(In billions of Won)
Operating revenue	￦	23,547	￦	23,436	￦	(111)	(0.5)%
Operating expenses		22,478		22,335		(143)	(0.6)

Operating profit		1,069		1,101		32	3.0
Finance income		406		374		(32)	(7.9)
Finance costs		645		436		(209)	(32.4)
Share of net profits of associates and joint venture		(14)		(5)		8	(60.6)

Profit before income tax		817		1,034		217	26.6
Income tax expense		271		315		44	16.2

Profit for the year	￦	546	￦	719	￦	173	31.7%

Operating Revenue

The following table presents a breakdown of our operating revenue and changes therein for 2017 and 2018:

	For the Year Ended December 31,				Changes
					2017 vs. 2018
Products and services	2017		2018		Amount		%
	(In billions of Won)
Mobile services	￦	7,122	￦	6,828	￦	(294)	(4.1)%
Fixed-line services:
Fixed-line and VoIP telephone services		1,834		1,708		(126)	(6.9)
Broadband Internet access services		2,082		2,113		31	1.5
Data communication services		1,066		1,048		(18)	(1.7)

Sub-total		4,982		4,869		(113)	(2.3)

Media and content		2,207		2,262		55	2.5
Financial services		3,443		3,445		2	0.1
Others		2,432		2,743		312	12.8
Sale of goods (1)		3,361		3,289		(72)	(2.1)

Total operating revenue	￦	23,547	￦	23,436	￦	(111)	(0.5)%

(1)	Primarily related to sale of handsets for our mobile service and miscellaneous telecommunications equipment, as well as sale of residential units and commercial real estate developed by KT Estate.

Total operating revenue decreased by 0.5%, or ￦111 billion, from ￦23,547 billion in 2017 to ￦23,436 billion in 2018, primarily due to decreases in revenue from mobile services, fixed-line services and sale of goods, which impacts were partially offset by increases in revenue from our other businesses, particularly from information technology and network services, and media and content services. Our operating revenue was also negatively impacted by our adoption of IFRS 15 starting on January 1, 2018 using the modified retrospective method. See “—Adoption of IFRS 15.” In 2018, our operating revenue was ￦23,436 billion under IFRS 15, compared to ￦23,704 billion under IAS 18 and Other Standards. Had we continued to apply the previous method of IAS 18 and Other Standards in 2018, our operating revenue would have increased by 0.7%, or ￦157 billion, from ￦23,547 billion in 2017 to ￦23,704 billion in 2018.

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

Fixed-line and VoIP Telephone Services. Our fixed-line and VoIP telephone services revenue decreased by 6.9%, or ￦126 billion, from ￦1,834 billion in 2017 to ￦1,708 billion in 2018, primarily due to decreases in monthly usage charges and subscribers as well as a continued decrease in demand for such services, which were partially offset by an increase in monthly basic charges. Our domestic long-distance call minutes decreased from 1.1 billion in 2017 to 0.9 billion in 2018 and local call pulses from 1.3 billion in 2017 to 1.0 billion in 2018, while the number of PSTN and VoIP lines in service decreased from 15.6 million as of December 31, 2017 to 14.9 million as of December 31, 2018. Partially offsetting such trends, our monthly basic charges increased primarily due to an increase in subscribers of our unlimited fixed-line telephone service plan in 2018 which offers unlimited call minutes for fixed monthly basic charges.

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

Media and Content

Our media and content revenue increased by 2.5%, or ￦55 billion, from ￦2,207 billion in 2017 to ￦2,262 billion in 2018, primarily due to an increase in the number of IPTV subscribers from approximately 7.5 million as of December 31, 2017 to approximately 7.9 million as of December 31, 2018 as well as increases in revenues generated from Genie Music Corporation and KTH, which impacts were partially offset by a decrease in revenue from our joint ventures as well as the negative impact on media and content revenue from our adoption of IFRS 15 starting on January 1, 2018.

Financial Services

Financial services revenue remained stable and increased slightly by 0.1%, or ￦2 billion, from ￦3,443 billion in 2017 to ￦3,445 billion in 2018.

Others

Other operating revenue increased by 12.8%, or ￦312 billion, from ￦2,432 billion in 2017 to ￦2,743 billion in 2018, primarily due to increases in revenue from our information technology and network services, particularly from systems integration services and operation of Internet data centers.

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

Operating Expenses

The following table presents a breakdown of our operating expenses and changes therein for 2017 and 2018:

	For the Year Ended December 31,				Changes
					2017 vs. 2018
	2017		2018		Amount		%
	(In billions of Won)
Salaries and wages	￦	3,568	￦	3,846	￦	277	7.8%
Depreciation		2,746		2,674		(72)	(2.6)
Amortization of intangible assets		619		608		(11)	(1.8)
Commissions		1,086		1,080		(6)	(0.5)
Interconnection charges		641		580		(61)	(9.5)
International interconnection fee		214		227		13	5.9
Purchase of inventories		4,054		4,414		360	8.9
Changes of inventories		(187)		(433)		(246)	131.6
Sales commission		2,202		1,943		(259)	(11.8)
Service cost		1,428		1,541		112	7.9
Utilities		323		323		0	0.0
Taxes and dues		280		285		6	2.0
Rental expenses		449		460		12	2.6
Insurance premium		69		74		4	6.2
Installation fee		147		144		(3)	(2.1)
Advertising expenses		197		158		(39)	(20.0)
Research and development expenses		169		177		8	4.8
Card service costs		3,095		3,113		18	0.6
Others		1,379		1,123		(257)	(18.6)

Total operating expenses	￦	22,478	￦	22,335	￦	(143)	(0.6)%

Total operating expenses decreased by 0.6%, or ￦143 billion, from ￦22,478 billion in 2017 to ￦22,335 billion in 2018 primarily due to decreases in sales commissions, other expenses and changes of inventories, the impacts of which were partially offset by increases in purchase of inventories, salaries and wages and service cost. Our operating expenses were also negatively impacted by our adoption of IFRS 15 starting on January 1, 2018 using the modified retrospective method. See “—Adoption of IFRS 15”. In 2018, our operating expenses were ￦22,335 billion under IFRS 15, compared to ￦22,651 billion under IAS 18 and Other Standards. Had we continued to apply the previous method of IAS 18 and Other Standards in 2018, our operating expenses would have increased by 0.8%, or ￦174 billion, from ￦22,478 billion in 2017 to ￦22,651 billion in 2018. Specifically:

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

Income Tax Expense

Income tax expense increased by 16.2%, or ￦44 billion, from ￦271 billion in 2017 to ￦315 billion in 2018, primarily due to an increase in profit before income tax, which increased by 26.6%, or ￦217 billion, from ￦817 billion in 2017 to ￦1,034 billion in 2018. Our effective tax rate was 33.1% in 2017 and 30.4% in 2018. See Note 29 to the Consolidated Financial Statements.

Profit for the Year

Due to the factors described above, our profit for the year increased by 31.7%, or ￦173 billion, from ￦546 billion in 2017 to ￦719 billion in 2018. Our net profit margin, which is net profit for the year as a percentage of operating revenue, was 2.3% in 2017 and 3.1% in 2018.

Segment Results—ICT

Our operating revenue for the ICT segment, prior to adjusting for inter-segment transactions, decreased by ￦7 billion from ￦17,732 billion in 2017 to ￦17,724 billion in 2018. A decrease in revenue from our fixed-line services to individual and household customers was substantially offset by increases in revenue from our information technology and network services, as described above.

Our operating income for the ICT segment, prior to adjusting for inter-segment transactions, decreased by 28.4%, or ￦369 billion, from ￦1,303 billion in 2017 to ￦933 billion in 2018, primarily due to the ￦362 billion increase in the segment’s operating expenses and to a small extent, the ￦7 billion decrease in operating revenue. For this segment, operating margin, which is operating income as a percentage of total operating revenue prior to adjusting for inter-segment transactions, decreased from 7.3% in 2017 to 5.3% in 2018.

Our depreciation and amortization for the ICT segment, prior to adjusting for inter-segment transactions, decreased by 3.3%, or ￦99 billion, from ￦3,017 billion in 2017 to ￦2,917 billion in 2018.

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

Depreciation and amortization for the finance segment, prior to adjusting for inter-segment transactions, decreased by 21.9%, or ￦6 billion, from ￦29 billion in 2017 to ￦23 billion in 2018.

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

Segment Results—Others

Our operating revenue for the others segment, prior to adjusting for inter-segment transactions, increased by 1.6%, or ￦82 billion, from ￦5,288 billion in 2017 to ￦5,371 billion in 2018, primarily due to an increase in revenue from our information and technology and network services, which was partially offset by decreases in revenue from sale of handsets and real estate developed by KT Estate.

Our operating income for the others segment, prior to adjusting for inter-segment transactions, decreased by 68.2%, or ￦121 billion, from ￦177 billion in 2017 to ￦56 billion in 2018, as the ￦203 billion increase in the segment’s operating expenses outpaced the ￦82 billion increase in operating revenue. Operating margin for this segment decreased from 3.4% in 2017 to 1.0% in 2018.

Depreciation and amortization for this segment, prior to adjusting for inter-segment transactions, increased by 11.9%, or ￦25 billion, from ￦212 billion in 2017 to ￦237 billion in 2018.

Item 5.B.  Liquidity and Capital Resources

The following table sets forth the summary of our cash flows for the years indicated:

	For the Years Ended December 31,
	2017		2018		2019
	(In billions of Won)
Net cash inflow from operating activities	￦	3,878	￦	4,010	￦	3,745
Net cash outflow from investing activities		(3,483)		(2,704)		(3,887)
Net cash outflow from financing activities		(1,363)		(532)		(250)
Cash and cash equivalents at beginning of the year		2,900		1,928		2,703
Cash and cash equivalents at end of the year		1,928		2,703		2,306
Net increase (decrease) in cash and cash equivalents		(972)		775		(398)

Capital Requirements

Historically, our capital requirements consisted principally of purchases of property and equipment and other assets and repayments of borrowings. In our investing activities, we used cash of ￦2,442 billion in 2017, ￦2,261 billion in 2018 and ￦3,263 billion in 2019 for the acquisition of property and equipment and investment properties. In our financing activities, we used cash of ￦1,780 billion in 2017, ￦1,613 billion in 2018 and ￦1,377 billion in 2019 for repayments of borrowings and debentures. From time to time, we may also require capital for investments involving acquisitions, including shares of our affiliates, and strategic relationships.

Our cash dividends paid to shareholders and non-controlling interests amounted to ￦243 billion in 2017, ￦299 billion in 2018 and ￦305 billion in 2019.

We anticipate that capital expenditures and repayment of outstanding contractual obligations and commitments will represent the most significant use of funds for the next several years. We may also require capital for purchase of shares of our affiliates as well as investments involving acquisitions and strategic relationships. We compete primarily in the telecommunications and Internet-related markets in Korea, which are rapidly evolving. In recent years, competition among us, SK Telecom and LG U+ to commercialize 5G mobile services has intensified and we have made and will continue to make capital expenditure to expand our 5G mobile service capabilities and technologies. We may need to incur additional capital expenditures to keep up with unexpected developments in rapidly evolving telecommunications technology. There can be no assurance that we will be able to secure funds on satisfactory terms from financial institutions or other sources that are sufficient for our unanticipated needs.

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

The following table sets forth selected information regarding our contractual obligations to make future payments as of December 31, 2019:

	Payments Due by Period
Contractual Obligations (1)	Total		Less than 1 Year		1-3 Years		4-5 Years		After 5 Years
	(In billions of Won)
Long-term debt obligations (including current portion of long-term debt)	￦	7,236	￦	1,103	￦	2,707	￦	1,326	￦	2,100
Lease obligations (including any interests)		781		353		313		65		50
Severance payment obligations (2)		5,198		241		542		565		3,850
Asset retirement obligations		14		2		4		4		4
Long-term accounts payable—others		1,395		339		448		247		361

Total		14,624		2,038		4,014		2,207		6,365

Estimate of interest payment based on contractual interest rates effective as of December 31, 2019	￦	932	￦	126	￦	224	￦	182	￦	400

(1)

Contractual obligations represent contractual liabilities as of the consolidated balance sheet date excluding refundable deposits for telephone installation and accruals for customer call bonus points, which do not have definitive payment schedules.

(2)	The amount represents undiscounted pension benefit as of December 31, 2019.

Capital Resources

We have traditionally met our working capital and other capital requirements principally from cash provided by operations, while raising the remainder of our requirements primarily through debt financing.

Our major sources of cash have been net cash provided by operating activities, including profits for the year, expenses not involving cash payments such as depreciation and amortization, and proceeds from issuance of bonds and borrowings. We expect that these sources will continue to be our principal sources of cash in the future. We recorded profits for the year of ￦546 billion in 2017, ￦719 billion in 2018 and ￦699 billion in 2019 as discussed in “Item 5.A. Operating Results.” Non-cash expense adjustments in our statement of cash flows from depreciation, amortization of intangible assets and depreciation of right-of-use assets amounted to ￦3,438 billion in 2017, ￦3,365 billion in 2018 and ￦3,681 billion in 2019, primarily reflecting our capital investment activities during the recent years, including our purchase of bandwidth licenses for our operations, investments in network infrastructures and acquisition of real estate. Cash proceeds from borrowings and debentures were ￦616 billion in 2017, ￦1,473 billion in 2018 and ￦1,952 billion in 2019. As of December 31, 2019, we held 15,870,258 treasury shares.

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

We believe that we have sufficient working capital available to us for our current requirements and that we have a variety of alternatives available to us to satisfy our financial requirements to the extent that they are not met by funds generated by operations, including the issuance of debt securities and bank borrowings denominated in Won and various foreign currencies. For example, we issued (i) US$400 million of 2.625% notes due 2022 in August 2017, (ii) US$200 million of LIBOR(3M)+0.450% notes due 2020 in August 2018, (iii) US$100 million of LIBOR(3M)+0.900% notes due 2023 in August 2018, (iv) Japanese Yen 30 billion of 0.300% notes due 2020 in November 2018, (v) US$350 million of LIBOR(3M)+0.980% notes due 2024 in November 2019, (vi) Japanese Yen 29.6 billion of 0.220% notes due 2022 in July 2019 and (vii) Japanese Yen 0.4 billion of 0.330% notes due 2024 in July 2019. See Note 16 to the Consolidated Financial Statements. However, our ability to rely on some of these alternatives could be affected by factors such as the liquidity of the Korean and the global financial markets, prevailing interest rates, our credit rating and the Government’s policies regarding Won currency and foreign currency borrowings. Other factors which could materially affect our liquidity in the future include unanticipated increase in capital expenditures and decrease in cash provided by operations resulting from a significant decrease in demand for our services. We may also need to raise additional capital sooner than we expect in order to fund unanticipated investments and acquisitions.

Our total equity was ￦13,183 billion as of December 31, 2017, ￦14,658 billion as of December 31, 2018 and ￦15,144 billion as of December 31, 2019.

Liquidity

We had a working capital (current assets minus current liabilities) surplus of ￦354 billion as of December 31, 2017, ￦2,764 billion as of December 31, 2018 and ￦1,865 billion as of December 31, 2019. The following table sets forth the summary of our significant current assets for the years indicated:

	As of December 31,
	2017		2018		2019
	(In billions of Won)
Cash and cash equivalents	￦	1,928	￦	2,703	￦	2,306
Trade and other receivables, net		5,965		5,680		5,859
Inventories, net		642		1,075		792
Other financial assets		973		995		868

Our cash and cash equivalents (substantially all of which are in Won) totaled ￦1,928 billion as of December 31, 2017, ￦2,703 billion as of December 31, 2018 and ￦2,306 billion as of December 31, 2019. Under IFRS as issued by IASB, bank deposits held at call and all other highly liquid temporary cash instruments within maturities of three months are considered as cash equivalents. Other current financial assets primarily consist of financial instruments, available-for-sale financial assets and derivative assets used for hedging.

The following table sets forth the summary of our significant current liabilities for the years indicated:

	As of December 31,
	2017		2018		2019
	(In billions of Won)
Trade and other payables	￦	7,426	￦	7,008	￦	7,597
Borrowings		1,573		1,368		1,186

Substantially all of our revenues are denominated in Won. Depreciation of the Won may materially affect the results of our operations because, among other things, it causes an increase in the amount of Won required by us to make interest and principal payments on our foreign currency-denominated debt, the costs of telecommunications equipment that we purchase from overseas sources, net settlement payments to foreign carriers and certain payments related to our derivative instruments entered into for foreign exchange risk hedging purposes. As of December 31, 2019, we entered into various commitments with financial institutions totaling ￦2,649 billion and US$215 million, of which ￦209 billion and US$91 million was used. See Note 20 to the Consolidated Financial Statements. Of the ￦7,299 billion total book value of debentures and borrowings outstanding as of December 31, 2019, ￦2,781 billion was denominated in foreign currencies. See Note 16 to the Consolidated Financial Statements. Upon the identification and evaluation of our currency risk exposures, we, having considered various circumstances, enter into derivative financial instruments to manage such risks. See “Item 11. Quantitative and Qualitative Disclosures About Market Risk—Exchange Rate Risk and Interest Rate Risk.” We have not had, and do not anticipate that we will have, difficulty gaining access to short-term financing sufficient to meet our current requirements.

Capital Expenditures

We used cash of ￦2,442 billion in 2017, ￦2,261 billion in 2018 and ￦3,263 billion in 2019 on a consolidated basis for the acquisition of property, plant and equipment and investment property. We currently expect our capital expenditure for the acquisition of property, plant and equipment and investment property in 2020 to decrease to ￦3.1 trillion on a standalone basis compared to the ￦3.3 trillion incurred in 2019. However, the actual amount remains subject to adjustment depending on market conditions, our results of operations and changes in our build-out plan for our 5G mobile telecommunications network.

Inflation

We do not consider that inflation in Korea has had a material impact on our results of operations in recent years. According to data published by the Bank of Korea, annual inflation in Korea was 1.9% in 2017, 1.5% in 2018 and 0.4% in 2019. See “Item 3. Key Information—Item 3.D. Risk Factors—Korea is our most important market, and our current business and future growth could be materially and adversely affected if economic or political conditions in Korea deteriorate.”

Item 5.C.  Research and Development, Patents and Licenses, Etc.

In order to maintain our leadership in the converging telecommunications business environment and develop additional platforms, services and applications, we engage in research and development (“R&D”) activities in our various business units and also operate the following R&D laboratories:

•	an infrastructure R&D laboratory;

•	an artificial intelligence R&D laboratory; and

•	a platform R&D laboratory.

As of December 31, 2019, KT Corporation had 4,386 domestic and 1,331 international registered patents.

The MSIT has the authority to recommend to network service providers that they provide funds for national research and development of telecommunications technology and related projects. Including such contributions, total expenditures (which include capitalized expenses) on research and development were ￦435 billion in 2017, ￦273 billion in 2018 and ￦254 billion in 2019.

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

Item 6.  Directors, Senior Management and Employees

Item 6.A.  Directors and Senior Management

Directors

Our board of directors has the ultimate responsibility for the administration of our affairs. Our articles of incorporation provide for a board of directors consisting of:

•	up to three inside directors, including the Representative Director; and

•	up to eight outside directors.

All of our directors are elected at the general shareholders’ meeting. If the total assets of a company listed on the KRX KOSPI Market exceed ￦2,000 billion as of the end of the preceding year, which is the case with us, the Commercial Code of Korea requires such company to have more than three outside directors, with outside directors being the majority of the board of directors. Under our articles of incorporation, the term of office for an inside director is up to three years. Pursuant to an amendment to our articles of incorporation in March 2020, the term of office for an outside director changed from up to ten years to up to six years, which change was made to reflect an amendment to the enforcement decree of the Commercial Code of Korea. The terms for both an inside director and an outside director are, however, extended to the close of the annual shareholders’ meeting convened with respect to the last full fiscal year of a director’s term of office. If the term of office for a director is not completed and ends before the close of the annual general shareholders’ meeting and a new director is appointed in his or her place, the term of office for such replacement director will coincide with the uncompleted remaining term of office of his or her predecessor.

Under the Commercial Code of Korea, we must establish a committee to nominate candidates for outside directors within the board of directors, and outside directors must make up more than half of the total members of the outside director candidate nominating committee. According to our articles of incorporation, such committee must consist of one inside director and all of our outside directors, other than for election of an outside director resulting from the expiration of the term of the office, in which case such outside director whose term is expiring may not be a member of the committee. Our Outside Director Candidate Nominating Committee nominates outside director candidates for appointment at the general shareholders’ meeting.

Upon the request of any director (to the extent that the board of directors does not separately authorize only a particular director to make such request), a meeting of the board of directors will be assembled. The chairperson of the board of directors is elected from among the outside directors by a resolution of the board of directors. The term of office of the chairperson is one year.

Our current directors are as follows:

Name	Position	Director Since	Date of Birth	Expiration of Term of Office
Inside Directors (1)

Hyeon-Mo Ku	Representative Director and Chief Executive Officer	March 2020	January 13, 1964	2023
Yoon-Young Park	President, Head of Enterprise Business Group	March 2020	April 15, 1962	2021
Jong-Ook Park	Senior Executive Vice President, Head of Corporate Planning Group	March 2020	January 24, 1962	2021

Outside Directors (1)

Dae-You Kim	Outside Director, DB Life Insurance Co., Ltd.	March 2018	July 21, 1951	2021
Gang-Cheol Lee	Former Auditing Director, Ultra V Co., Ltd.	March 2018	May 6, 1947	2021
Hee-Yol Yu	Board Chairperson, Korea Carbon Capture and Sequestration R&D Center	March 2019	January 12, 1947	2022
Tae-Yoon Sung	Professor, School of Economics, Yonsei University	March 2019	February 13, 1970	2022
Hyun-Myung Pyo	Former President and CEO, LOTTE Rental Co., Ltd.	March 2020	October 21, 1958	2023
Chung-Gu Kang	Professor, School of Electrical Engineering, Korea University	March 2020	December 12, 1962	2023
Chan-Hi Park	Professor, School of Business, Chung-Ang University	March 2020	December 2, 1964	2022
Eun-Jung Yeo	Professor, School of Business, Chung-Ang University	March 2020	February 15, 1973	2023

(1)	All of our inside and outside directors beneficially own less than one percent of the issued shares of KT Corporation in the aggregate.

Hyeon-Mo Ku has served as our inside director since March 2020 and has served as our Representative Director since March 2020. Previously, he served as the president of our Customer & Media Business Group and our Corporate Planning Group. Mr. Ku holds a bachelor’s degree in industrial engineering from Seoul National University and a Ph.D. in managerial science from the Korea Advanced Institute of Science and Technology.

Yoon-Young Park has served as our inside director since March 2020 and is also serving as our president and the head of our Enterprise Business Group. Previously, he served as the Executive Vice President of our Enterprise Business Consulting Unit. Mr. Park holds a bachelor’s degree and a Ph.D. in civil engineering from Seoul National University.

Jong-Ook Park has served as our inside director since March 2020 and is also serving as our Senior Executive Vice President and the head of our Corporate Planning Group. Previously, he served as the Executive Vice President of our Strategy & Planning Office. Mr. Park holds a bachelor’s degree and completed a master’s degree in law from Jeonnam National University.

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

Hee-Yol Yu has served as our outside director since March 2019. He is currently a board chairperson of the Korea Carbon Capture and Sequestration R&D Center. Previously, he served as vice minister of the Ministry of Science & Technology and a chief-professor at Pusan National University. Mr. Yu holds a bachelor’s degree in liberal arts and sciences from Seoul National University and a master’s degree in public administration from Seoul National University. He also holds a master of philosophy degree in technology innovation of the science policy research unit from Sussex University in the United Kingdom and a Ph.D in politics and science and technology policy making from Korea University.

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

Hyun-Myung Pyo has served as our outside director since March 2020 and served as our president from 2010 to 2014. Previously, he also served as the president and chief executive officer of LOTTE Rental Co., Ltd and as an outside director of JB Financial. Mr. Pyo holds a bachelor’s degree in electrical engineering from Korea University and a master’s degree and a Ph.D. in communication engineering from Korea University.

Chung-Gu Kang has served as our outside director since March 2020. He is currently a professor of electrical engineering at Korea University and a member of the National Academy of Engineering of Korea. He was previously the chairperson of the Consultative Committee for Radio Policy at the Ministry of Science and ICT. Mr. Kang holds a bachelor’s degree in electrical engineering from University of California at San Diego and a master’s degree and a Ph.D. in electrical and computer engineering from University of California at Irvine.

Chan-Hi Park has served as our outside director since March 2020. He is currently a professor at the School of Business at Chung-Ang University and a member of the National Development Committee at the National Economic Advisory Council. He was previously a member of the National Development Committee at the Presidential Commission on Policy Planning. Mr. Park holds a bachelor’s degree and a master’s degree in business administration from Seoul National University and a Ph.D. in business administration from Harvard University.

Eun-Jung Yeo has served as our outside director since March 2020. She is currently a professor at the School of Business at Chung-Ang University and the vice president of the Korea Money and Finance Association and the Financial Information Society of Korea. Ms. Yeo holds a bachelor’s degree and a master’s degree in chemical engineering from Seoul National University and a Ph.D. in economics from University of Michigan.

In March 2020, our articles of incorporation were amended to modify the title of “Representative Director President (Hwejang)” to “Representative Director.” Our “Representative Director” is authorized to perform all judicial and extra-judicial acts relating to our business. Our shareholders elect the Representative Director in accordance with the provisions of the Commercial Code and our articles of incorporation. In March 2018, we amended our articles of incorporation in efforts to add more rigor and transparency to the process of selecting our Representative Director. Our Corporate Governance Committee conducts investigation and composition of a pool of candidates and selects the representative director candidates whose candidacy will be further examined. Subsequently, the Representative Director Candidate Examination Committee examines and selects Representative Director candidates and submits an examination report of such candidates to our board of directors. A Representative Director candidate recommended by our board of directors is nominated at the shareholders’ meeting.

Under our articles of incorporation, the board of directors must submit a draft management contract between KT Corporation and the candidate covering our management objectives to the shareholders’ meeting at the time of candidate nomination to the meeting. When the draft management contract has been approved at the shareholders’ meeting, we enter into such management contract with the Representative Director. In such case, the chairperson of the board of directors, on our behalf, signs the management contract. In March 2020, our articles of incorporation were amended to have management goals be set based on objectives that can be accomplished during a Representative Director’s term in office.

The board of directors may conduct performance review discussions to determine if the new Representative Director performed his or her duties under the management contract, or hire a professional evaluation agency for such purpose. If the board of directors determines, based on the results of the performance review, that the new Representative Director has failed to achieve the management goals, it may propose to dismiss Representative Director at a shareholders’ meeting.

Senior Management

In addition to our inside directors who are also our executive officers, we have the following executive officers as of April 29, 2020:

Name	Title and Responsibilities	Year of birth
Kook-Hyun Kang	Senior Executive Vice President, Customer Business Group	1963
Byung-Sam Park	Senior Executive Vice President, Ethics Office	1966
Sang-Don Ahn	Senior Executive Vice President, Legal Affairs Office	1962
Soo-Jung Shin	Senior Executive Vice President, IT Planning Office	1965
Hong-Beom Jeon	Senior Executive Vice President, AI/DX Convergence Business Group	1962
Hyun-Yok Sheen	Senior Executive Vice President, Corporate Management Group	1968
Cheol-Gyu Lee	Senior Executive Vice President, Network Group	1960
June-Keun Kim	Executive Vice President, Incubation Unit	1966
Hyoung-Wook Kim	Executive Vice President, Future Value TF	1963
Hee-Su Kim	Executive Vice President, KT Institute of Economics & Business Research	1962
Young-Ho Kim	Executive Vice President, Northern Seoul/Gangwon Regional Headquarters	1966
Kyeong-Weon Park	Executive Vice President, Daegu/Gyeongbuk Regional Headquarters	1963
Jong-Ryeol Park	Executive Vice President, SCM Strategy Office	1963
Chang-Seok Seo	Executive Vice President, Jeonnam/Jeonbuk Regional Headquarters	1967

Name	Title and Responsibilities	Year of birth
Jae-Ho Song	Executive Vice President, Media Business Unit	1966
Kyung-Keun Yoon	Executive Vice President, Financial Management Office	1963
Dong-Sik Yun	Executive Vice President, Cloud/DX Business Unit	1963
Seung-Yong Lee	Executive Vice President, Corporate Relations Office 1	1964
Hyeon-Seuk Lee	Executive Vice President, Device Business Unit	1966
Sang-Kwi Chang	Executive Vice President, Legal Affairs Department 1	1968
Bong-Gyun Kim	Executive Vice President, Biz Customer Business Unit	1972
Hoon-Bae Kim	Executive Vice President, Future Business Development Unit	1963
Gyung-Pyo Hong	Executive Vice President, Institute of Convergence Technology	1962
Kyoung-Woo Ko	Senior Vice President, Northern Seoul/Gangwon Network O&M Headquarters	1963
Choong-Rim Ko	Senior Vice President, Strategic Channel Business Unit	1967
Ki-Yeon Kwak	Senior Vice President, AI/DX Business Strategy Department	1971
Gang-Bon Koo	Senior Vice President, Metropolitan Wholesale Unit	1972
Moo-Seong Kim	Senior Vice President, Labor Relations Department 2	1972
Byung-Kyun Kim	Senior Vice President, Device Development Department	1968
Bong-Ki Kim	Senior Vice President, Platform Laboratory	1968
Sang-Kyoon Kim	Senior Vice President, KT Group Human Resources Office	1970
Young-Woo Kim	Senior Vice President, Global Business Development Unit	1967
Young-In Kim	Senior Vice President, Network Strategy Department	1968
Young-Jin Kim	Senior Vice President, Strategy & Planning Office	1967
Yi-Han Kim	Senior Vice President, Enterprise Business Consulting/Execution Unit 1	1966
Jae-Kyung Kim	Senior Vice President, Corporate Strategy Research Department	1971
Jae-Kwon Kim	Senior Vice President, Busan/Gyeongnam Enterprise Customer Sales Headquarters	1968
Jun-Su Kim	Senior Vice President, Busan/Gyeongnam Network O&M Headquarters	1970
Jin-Koog Kim	Senior Vice President, Group Management Office	1965
Jin-Han Kim	Senior Vice President, AI Laboratory	1963
Chae-Hee Kim	Senior Vice President, AI/Big Data Business Unit	1974
Cheol-Kee Kim	Senior Vice President, Corporate Relations Office 2	1970
Hye-Joo Kim	Senior Vice President, AI/Big Data Convergence Business Department	1970
Pyeong Ryu	Senior Vice President, Small & Medium Business Customer Department	1966
Sung-Uk Moon	Senior Vice President, Enterprise New Business Development Unit	1972
Young-Il Moon	Senior Vice President, Data & Information Security Unit	1966
Yong-Man Park	Senior Vice President, Jeonnam/Jeonbuk Customer Sales Headquarters	1965
Jeong-Jun Park	Senior Vice President, Enterprise Customer Business Unit	1967
Jong-Ho Park	Senior Vice President, Intelligent Network Service Unit	1964
Joon-Hyun Park	Senior Vice President, Business Portfolio Department	1971
Hyun-Jin Park	Senior Vice President, Customer Value Management Unit	1968
Hyo-Il Park	Senior Vice President, Customer Strategy Department	1970
Young-Soo Seo	Senior Vice President, Network Research Technology Support Unit	1968
Eun-Kwon Suk	Senior Vice President, Daegu/Gyeongbuk Enterprise Customer Sales Headquarters	1968
So-Hee Shin	Senior Vice President, Global Sales Department 1	1968
Chang-Yong Ahn	Senior Vice President, Southern Seoul/Western Seoul Network O&M Headquarters	1966
Chi-Yong Ahn	Senior Vice President, Sales Operating Business Unit	1966
Yul-Mo Yang	Senior Vice President, Public Relations Office	1967
Jin-Ho Yang	Senior Vice President, Legal Affairs Department 2	1973
Jae-Min Eom	Senior Vice President, Busan/Gyeongnam Customer Sales Headquarters, Sales Planning Department	1965
Byung-Ki Oh	Senior Vice President, Global Investment & Management Department	1964
Hun-Yong Oh	Senior Vice President, Platform IT Service Unit	1966
Kyung-Hwa Ok	Senior Vice President, S/W Development Unit	1968
Heung-Jae Won	Senior Vice President, Southern Seoul/Western Seoul Customer Sales Headquarters	1967
Yong-Kyu Yoo	Senior Vice President, Jeonnam/Jeonbuk Enterprise Customer Sales Headquarters	1971
Chang-Kyu Yoo	Senior Vice President, Northern Seoul/Gangwon Enterprise Customer Sales Headquarters	1966
Mi-Hee Lee	Senior Vice President, Infra Service Unit	1970
Sun-Joo Lee	Senior Vice President, Sustainability Management Unit	1969
Seong-Hwan Yi	Senior Vice President, 5G/GIGA Business Unit	1968
Su-Kil Lee	Senior Vice President, Network Strategy Unit	1968
Yong-Gyoo Lee	Senior Vice President, 5G Platform Development Unit	1965

Name	Title and Responsibilities	Year of birth
Won-Joon Lee	Senior Vice President, Human Resources Office	1967
Jong-Sik Lee	Senior Vice President, Infra Laboratory	1972
Jin-Woo Lee	Senior Vice President, Enterprise Service Unit	1966
Chang-Jae Lee	Senior Vice President, Energy Efficiency Business Department	1969
Chang-Ho Yi	Senior Vice President, CEO Office	1972
Han-Sup Lee	Senior Vice President, Enterprise Business Consulting/Execution Unit 2	1966
Jong-Taek Lim	Senior Vice President, Management Support Office	1964
Chae-Hwan Im	Senior Vice President, AI B2B Business Department	1969
Dae-Jin Jang	Senior Vice President, Group Contents Strategy Department	1971
Jung-Soo Jung	Senior Vice President, Busan/Gyeongnam Regional Headquarters	1966
Seong-Eun Cho	Senior Vice President, 5G Smart Platform Development P-TF	1971
Il Cho	Senior Vice President, Financial Management Planning Department	1966
Chang-Hwan Cho	Senior Vice President, Tax Department	1962
Jung-Yong Ji	Senior Vice President, Network O&M Unit	1968
Keun-Ha Chin	Senior Vice President, Ethics Department 1	1968
Jung-Ho Chae	Senior Vice President, MVNO Department	1966
Kang-Rim Choi	Senior Vice President, Connected Car Biz Center	1974
Si-Hwan Choi	Senior Vice President, CEO Office Team 1	1967
Chan-Ki Choi	Senior Vice President, Chungnam/Chungbuk Regional Headquarters	1966
Ho-Chang Choi	Senior Vice President, KT Group HR Development Academy	1971
Ja-Kyung Hahn	Senior Vice President, Platform Laboratory Industry AI Platform TF	1971
Yong-Sun Hae	Senior Vice President, Southern Seoul/Western Seoul Regional Headquarters	1963
Kye-Sung Hong	Senior Vice President, Chungnam/Chungbuk Enterprise Customer Sales Headquarters	1968
Sung-Pil Hong	Senior Vice President, KT Group Real Estate Department	1965

Item 6.B.  Compensation

Compensation of Directors and Executive Officers

In 2019, the aggregate compensation paid and accrued to all directors and executive officers was approximately Won 46 billion and the aggregate amount set aside or accrued by us to provide pension and retirement benefits to such persons was Won 5 billion.

The compensation of our five most compensated directors and executive officers who received total annual compensation exceeding ￦500 million in 2019 was as follows:

Name	Position	Total Compensation in 2019	Composition of Total Compensation
(In millions of Won)
Chang-Gyu Hwang	Chief Executive Officer	￦1,442	￦573 (salary); ￦859 (bonus); ￦10 (benefits)
Hyeon-Mo Ku	President	￦892	￦370 (salary); ￦503 (bonus); ￦19 (benefits)
Seong-Mok Oh	President	￦888	￦376 (salary); ￦490 (bonus); ￦22 (benefits)
Dong-Myun Lee	President	￦775	￦377 (salary); ￦384 (bonus); ￦14 (benefits)
In-Hoe Kim	President	￦732	￦369 (salary); ￦353 (bonus); ￦10 (benefits)

The chairperson of our board of directors enters into an employment agreement on our behalf with our Representative Director. The employment agreement sets certain management targets to be achieved by the Representative Director as determined by the Evaluation and Compensation Committee each year, including a target for the amount of “EBITDA” to be achieved in each year. EBITDA is defined as earnings before interest, tax, depreciation and amortization. Other management targets include (i) short-term operational and strategic goals centered around key performance indices and (ii) increase on a long-term basis in shareholder value measured against performance of companies listed on KOSPI and the shares of our competitors. Failure to achieve certain thresholds below the targets will allow the board of directors to take actions with respect to the Representative Director’s employment, including proposing at the shareholders’ meeting an early termination of his employment. In addition, the head of each of our functional departments, the president of each of our subsidiaries and the heads of each regional head office have entered into employment agreements with the Representative Director that provide for similar management targets to be achieved by each of our departments, subsidiaries and regional head offices.

Item 6.C.  Board Practices

As of April 1, 2020, none of our inside or outside directors maintained directors’ service contracts with us or with any of our subsidiaries providing for benefits upon termination of employment.

Corporate Governance Committee

The Corporate Governance Committee is comprised of four outside directors and one inside director, Gang-Cheol Lee, Dae-You Kim, Hee-Yol Yu, Hyun-Myung Pyo and Jong-Ook Park. The chairperson is Gang-Cheol Lee. The committee is responsible for the review of matters with respect to our Corporate Governance Guidelines and our performance under such guidelines to monitor effectiveness of our corporate governance. The committee is also responsible for authorization of investigation and composition of a pool of internal and external Representative Director candidates and selection of the Representative Director candidates, who shall be further examined by the Representative Director Candidate Examination Committee, pursuant to the examination criteria determined by our board of directors. The committee members are elected by the board after the annual meeting, and the term of the committee members is one year.

Representative Director Candidate Examination Committee

The Representative Director Candidate Examination Committee is comprised of one inside director and all of our outside directors. No member of this committee shall become a candidate for the position of the Representative Director during his or her term as a member of the committee. The committee’s duties include examining the Representative Director candidates selected under the examination criteria determined by our board of directors, selecting the Representative Director candidates pursuant to such criteria and reporting to the board of directors the outcome of the examination.

Outside Director Candidate Nominating Committee

The Outside Director Candidate Nominating Committee consists of one inside director and all of our outside directors, other than for election of an outside director resulting from the expiration of the term of the office, in which case such outside director whose term is expiring cannot be a member of the committee. The committee’s duties include reviewing the qualifications of potential candidates and proposing nominees to serve as outside directors on our board of directors to the shareholders at the general shareholders’ meeting. The committee members’ terms expire immediately after the adjournment of the shareholders’ meeting where the outside directors are elected.

Evaluation and Compensation Committee

The Evaluation and Compensation Committee is currently comprised of four outside directors, Hee-Yol Yu, Gang-Cheol Lee, Hyun-Myung Pyo and Chan-Hi Park. The chairperson is Hee-Yol Yu. The committee’s duties include prior review of the Representative Director’s management goals, terms and conditions proposed for inclusion in the management contract of the Representative Director, including, but not limited to, determining whether the Representative Director has achieved the management goals, and the determination of compensation for the Representative Director and the inside directors. The committee members are elected by the board after the closing of the annual meeting, and the term of the committee members is one year.

Management Committee

The Management Committee is currently comprised of Hyeon-Mo Ku, Yoon-Young Park and Jong-Ook Park. The chairperson is Hyeon-Mo Ku. The committee’s duties include the authorization of establishment and management of branch offices, the disposal and sale of stocks of our subsidiaries, which have a market value between ￦15 billion and ￦30 billion, not including any sale for stocks with market value of ￦10 billion or more that involves a change of control, making investments and providing guarantees between ￦15 billion to ￦30 billion, the acquisition and disposal of real estate having market value between ￦15 billion to ￦30 billion, and the issuance of certain debt securities.

Related-Party Transactions Committee

The Related-Party Transactions Committee is currently comprised of four outside directors, Hee-Yol Yu, Chung-Gu Kang, Chan-Hi Park and Eun-Jung Yeo. The chairperson is Hee-Yol Yu. This committee’s duties include reviews of transactions between KT Corporation and its subsidiaries and ensures compliance with applicable antitrust laws. The committee members are elected by the board after the annual meeting, and the term of the committee members is one year.

Sustainability Management Committee

The Sustainability Management Committee is currently comprised of four outside directors and one inside director, Hyun-Myung Pyo, Gang-Cheol Lee, Tae-Yoon Sung, Chan-Hi Park and Yoon-Young Park. The chairperson is Hyun-Myung Pyo. The committee’s duties include reviews of sustainable management plans, the authorization of establishment of medium- and long-term sustainable management strategies, sustainable management results, regular reporting and risk management of sustainable management activities and charitable contributions between ￦100 million to ￦1 billion. The committee members are elected by the board after the annual meeting, and the term of the committee members is one year.

Audit Committee

Under the Commercial Code of Korea and our articles of incorporation, we are required to establish an audit committee comprised of three or more outside directors and at least two-thirds of the Audit Committee members are required to be outside directors. Audit Committee members must also meet the applicable independence criteria set forth under the rules and regulations of the Sarbanes-Oxley Act of 2002. The committee is currently comprised of Tae-Yoon Sung, Dae-You Kim, Eun-Jung Yeo and Chung-Gu Kang. The chairperson is Tae-Yoon Sung and the financial expert is Eun-Jung Yeo. Members of the committee are elected by our shareholders at the shareholders’ meeting. Our internal and external auditors report directly to the committee.

The duties of the committee include:

•	appointing independent auditors;

•	approving the appointment and recommending the dismissal of the internal auditor;

•	evaluating performance of independent auditors;

•	approving services to be provided by the independent auditors;

•	reviewing annual financial statements;

•	reviewing audit results and reports;

•	reviewing and evaluating our system of internal controls and policies

•	examining improprieties or suspected improprieties; and

•	on a quarterly basis, reviewing reports on internal controls for legal compliance, including with respect to cybersecurity laws.

In addition, regarding the shareholders’ meeting, the committee may examine the agenda, financial statement and other reports to be submitted by the board of directors at each shareholders’ meeting.

Item 6.D.  Employees

On a non-consolidated basis, we had 23,372 employees as of December 31, 2019, compared to 23,835 employees as of December 31, 2018 and 23,925 employees as of December 31, 2017.

Labor Relations

We consider our current relations with our work force to be good. However, in the past, we have experienced opposition from our labor union for our strategy of restructuring to improve our efficiency and profitability by disposing of non-core businesses and reducing our employee base.

As of December 31, 2019, about 77.7% of the employees of KT Corporation were members of the KT Trade Union. On behalf of its members, the union negotiates a collective bargaining agreement with us every two years, and our current collective bargaining agreement expires on June 16, 2021. The current collective bargaining agreement provides that even in the event of a strike, the minimum number of employees necessary to operate the telecommunications business must continue to work.

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

The Trade Union and Labor Relations Adjustment Act (“Labor Act”) allow multiple labor unions to be formed within one company. Therefore, additional labor unions may be formed by our employees. Pursuant to such amendments, our employees formed a new labor union called “KT New Union” in July 2011. The Labor Act also requires such multiple unions to consolidate themselves into a single channel when negotiating with the company on behalf of their members and to enter into a single collective bargaining agreement with the company. As a result of the recent consolidation of labor unions, KT Trade Union was selected as the bargaining representative of the labor unions. Its term as the bargaining representative expires in December 31, 2021.

Employee Stock Ownership and Benefits

We have an employee stock ownership association, which may purchase on behalf of its members up to 20.0% of any of our shares offered publicly in Korea. The employee stock ownership association owned 0.4% of our issued shares as of December 31, 2019.

In accordance with the National Pension Act of Korea, we contribute an amount equal to 4.5% of an employee’s standard monthly wages, and each employee contributes 4.5% of his or her standard monthly wages, into his or her personal pension account. Our employees, including executive officers as well as non-executive employees, are subject to a pension insurance system, under which we make monthly contributions to the pension accounts of the employees, and upon retirement, such employees are paid the pension amount due from their pension accounts. Prior to April 2011, our executive and non-executive employees were subject to a lump-sum severance payment system, under which they were entitled to receive a lump-sum severance payment upon termination of their employment, based on their length of service and salary level at the time of termination. Starting in April 2011, in accordance with the Korean Employee Retirement Income Security Act, we replaced such lump-sum severance payment system with our current pension insurance system in the form of a defined benefit plan, and also introduced a defined contribution plan in December 2012, with a total combined unfunded portion of approximately ￦2,127 billion as of December 31, 2019. Lump-sum severance amounts previously accrued prior to our adoption of the current pension insurance system continue to remain payable. We also provide a wide range of fringe benefits to our employees, including housing, housing loans, company-provided hospitals and schools, a company-sponsored pension program, an employee welfare fund, industrial disaster insurance, cultural and athletic facilities, physical education grants, meal allowances, medical examinations and training and resort centers. See “Item 5. Operating and Financial Review and Prospects—Item 5.A. Operating Results.”

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

Item 6.E.  Share Ownership

Ordinary Shares

The persons who currently serve as our directors or executive officers held, as a group, 273,868 ordinary shares as of April 29, 2020. The table below shows the ownership of our ordinary shares by our directors and executive officers:

Shareholders	Number of Ordinary Shares Owned
Hyeon-Mo Ku	18,239
Hyun-Myung Pyo	10,684
Hong-Beom Jeon	7,993
Kook-Hyun Kang	7,776
Jong-Ook Park	7,695
Su-Kil Lee	7,586
Chang-Seok Seo	7,455
Yoon-Young Park	6,947
Kyeong-Weon Park	6,692
Kyung-Keun Yoon	6,465
Hyoung-Wook Kim	6,423
Pyeong Ryu	6,136
Cheol-Gyu Lee	5,979
Jae-Ho Song	5,865
Byung-Sam Park	5,365
Hyun-Yok Sheen	5,354
Sang-Kwi Chang	5,070
Young-Ho Kim	4,861
Seung-Yong Lee	4,440

Shareholders	Number of Ordinary Shares Owned
Hee-Su Kim	4,387
Soo-Jung Shin	4,384
Chan-Ki Choi	4,252
Hyeon-Seuk Lee	4,237
June-Keun Kim	4,112
Gyung-Pyo Hong	4,110
Jung-Yong Ji	3,985
Chi-Yong Ahn	3,755
Jun-Su Kim	3,210
Kyoung-Woo Ko	3,161
Bong-Gyun Kim	2,800
Jong-Ryeol Park	2,542
Young-In Kim	2,527
Young-Soo Seo	2,481
Heung-Jae Won	2,428
Hun-Yong Oh	2,359
Chang-Hwan Cho	2,332
Dong-Sik Yun	2,322
Han-Sup Lee	2,111
Chang-Yong Ahn	2,108
Yi-Han Kim	2,070
Chang-Kyu Yoo	2,036
Il Cho	2,036
Hyun-Jin Park	2,014
Yul-Mo Yang	2,013
Cheol-Kee Kim	2,013
Yong-Sun Hae	1,969
Young-Gyoo Lee	1,917
Jae-Kyung Kim	1,855
Sun-Joo Lee	1,810
Won-Joon Lee	1,780
Kyung-Hwa Ok	1,755
Hye-Byung Min	1,755
Ki-Yeon Kwak	1,755
Hyo-Il Park	1,634
So-Hee Shin	1,562
Young-Il Moon	1,405
Dae-Jin Jang	1,376
Joon-Hyun Park	1,369
Byung-Ki Oh	1,259
Choong-Rim Ko	1,232
Ho-Chang Choi	1,230
Jong-Ho Park	1,207
Jin-Han Kim	1,170
Min-Hee Lee	1,166
Gang-Bon Koo	1,116
Jung-Soo Jung	1,106
Moo-Seong Kim	1,096
Hoon-Bae Kim	1,088
Young-In Kim	1,049
Young-Woo Kim	1,046
Jin-Ho Yang	1,042
Byung-Kyun Kim	1,037
Seong-Hwan Yi	1,036
Yong-Kyu Yoo	1,036
Sung-Pil Hong	1,036
Keun-Ha Chin	1,036
Sung-Uk Moon	1,036
Chan-Hee Kim	1,036
Yong-Man Park	1,036

Shareholders	Number of Ordinary Shares Owned
Jae-Won Kim	1,036
Kye-Sung Hong	1,000
Jong-Taek Lim	1,000
Sang-Kyoon Kim	1,000
Chang-Jae Lee	966
Jeong-Jun Park	936
Chang-Ho Lee	851
Bong-Ki Kim	836
Jin-Woo Lee	755
Jong-Sik Lee	676
Eun-Kwon Suk	659
Jung-Ho Chae	657
Jin-Koong Kim	636
Chae-Hwan Im	636
Ja-Kyung Hahn	616
Si-Hwan Choi	602
Hye-Joo Kim	570
Seong-Eun Cho	566
Jae-Min Eom	544
Kang-Rim Choi	536
Gang-Cheol Lee	471
Dae-You Kim	471

Total	273,868

Stock Options

We have not granted any stock options to our current directors and executive officers.

Item 7.  Major Shareholders and Related Party Transactions

Item 7.A.  Major Shareholders

The following table sets forth certain information relating to the shareholders of our ordinary shares as of December 31, 2019:

Shareholders	Number of Shares	Percent of Total Shares Issued
National Pension Corporation	32,836,553	12.58%
NTTDoCoMo, Inc.	14,257,813	5.46%
Silchester International Investors LLP	13,588,760	5.20%
Employee stock ownership association	1,111,616	0.43%
Directors as a group	64,278	0.02%
Public	183,382,530	70.23%
KT Corporation (held in the form of treasury stock)	15,870,258	6.08%

Total issued shares	261,111,808	100.00%

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

Item 8.  Financial Information

Item 8.A.  Consolidated Statements and Other Financial Information

See “Item 18. Financial Statements” and pages F-1 through F-109.

Legal Proceedings

In July 2012, the Fair Trade Commission issued to us a penalty surcharge of approximately ￦5 billion as well as certain corrective orders, after investigating certain pricing and subsidy practices of mobile service carriers and handset manufacturers. Samsung Electronics Co., Ltd., LG Electronics Co., Ltd., Pantech Curitel Co., Ltd., SK Telecom and LG U+ were also issued penalty surcharges as a result of the investigation. We filed for a stay of execution of the Fair Trade Commission’s decision, and in September 2012, the Seoul High Court granted a stay of execution with respect to the corrective order, and denied the stay of execution with respect to the penalty surcharge. We paid the entire penalty surcharge in September 2012. In September 2012, we filed a lawsuit with the Seoul High Court against the Fair Trade Commission to appeal the penalty surcharge and the corrective order, and on February 6, 2014, the Seoul High Court ruled against us on our appeal. In February 2014, we filed another appeal with respect to the penalty surcharge and the corrective order with the Supreme Court of Korea, and on September 26, 2019, the Supreme Court of Korea ruled against us on our appeal. The outcome of this case did not result in any fine or penalty in addition to the penalty surcharge we already paid in September 2012.

In March 2015, the KCC imposed a combined fine of approximately ￦34 billion on SK Telecom, LG U+ and us (our fine being approximately ￦9 billion) for violation of regulations relating to handset sales, in connection with a used handset buyback program that we and the other telecommunications operators were promoting. In February 2018 and April 2019, the KCC imposed a combined fine of approximately ￦50.6 billion and ￦ 2.9 billion, respectively, on SK Telecom, LG U+ and us (our fine being approximately ￦12.5 billion and ￦0.9 billion, respectively) for violation of regulations relating to handset sales in case of wholesale, online sale, etc.

In 2009, we entered into a contract with Enspert, Co., Ltd.(“Enspert”), a consumer electronics manufacturer, to purchase approximately 200,000 tablet PCs. Due to defects with the tablet PCs, we cancelled our contract and the outstanding order for approximately 170,000 tablet PCs, for which we would have paid approximately ￦51 billion. In June 2014, the Korea Fair Trade Commission imposed a penalty surcharge of approximately ￦2 billion on us, finding that we cancelled our contract with Enspert without cause. We appealed such decision but the decision was confirmed by the Seoul High Court and the Supreme Court in May 2016 and September 2016, respectively. In April 2017, Enspert filed a lawsuit against us at the Seoul Central Court, alleging damages of approximately ￦94 billion caused by our cancellation of the contract between Enspert and us for the tablet PCs and specifying a claim amount of ￦47 billion, which amount was subsequently increased by Enspert to ￦141 billion in July 2019. In February 2020, the Seoul Central Court ruled in favor of Enspert, entitling it to recovery of damages of approximately ￦6.7 billion. Both parties filed an appeal with the Seoul High Court, where the case is currently pending, and we intend to vigorously defend against such lawsuit.

In April 2019, the Korea Fair Trade Commission determined that we, LG U+, SK Broadband and Sejong Telecom colluded in numerous biddings held by public institutions, including the Public Procurement Service and the Korea Racing Authority, between April 2015 to June 2017 for the engagement of telecommunications companies to provide dedicated fixed-line services, in violation of the Monopoly Regulation and Fair Trade Act, and issued an order to cease and desist, imposed a penalty surcharge of ￦5.7 billion on us and filed a criminal complaint against us, which is currently under investigation by the Seoul Central District Prosecutor’s Office. In addition, we are restricted for a six month period from January 2020 until July 2020 from bidding on projects by public institutions, including The Public Procurement Service and the Korea Racing Authority.

For a description of our additional legal proceedings, see “Item 3. Key Information—Item 3.D. Risk Factors—Legal cases involving our charitable or political donations and other incidents and allegations, including matters connected to a scandal involving Ms. Soon-sil Choi, a confidante of former President Geun-hye Park, could have a material adverse effect on our business, reputation and stock price.”

As of December 31, 2019, we have established provisions relating to litigation proceedings of ￦64 billion. See Note 17 to the Consolidated Financial Statements.

Dividends

The table below sets out the annual dividends declared on the outstanding ordinary shares to shareholders of record on December 31 of the years indicated and the interim dividends declared on the outstanding ordinary shares to shareholders of record on June 30 of the years indicated:

Year	Annual Dividend per Ordinary Share	Interim Dividend per Ordinary Share	Average Total Dividend per Ordinary Share
	(In Won)	(In Won)	(In Won)
2015	￦ 500	—	￦ 500
2016	800	—	800
2017	1,000	—	1,000
2018	1,100	—	1,100
2019	1,100	—	1,100

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

Item 9.C.  Markets

Please refer to “Item 9.A. Offering and Listing Details.”

Item 9.D.  Selling Shareholders

Not applicable.

Item 9.E.  Dilution

Not applicable.

Item 9.F.  Expenses of the Issuer

Not applicable.

Item 10.  Additional Information

Item 10.A.  Share Capital

Currently, our authorized share capital is 1,000,000,000 shares, which consists of ordinary shares, par value ￦5,000 per share (“Ordinary Shares”) and shares of non-voting preferred stock, par value ￦5,000 per share (“Non-Voting Shares”). Ordinary Shares and Non-Voting Shares together are referred to as “Shares.” Under our articles of incorporation, we are authorized to issue Non-Voting Shares up to one-fourth of our total issued share capital. As of December 31, 2019, 261,111,808 Ordinary Shares were issued, of which 15,870,258 shares were held by the treasury stock fund or us as treasury shares. We have never issued any Non-Voting Shares. All of the issued Ordinary Shares are fully-paid and non-assessable and are in registered form.

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

Members of our employee stock ownership association, whether or not they are our shareholders, generally have a preemptive right to subscribe for up to 20.0% of the Shares publicly offered pursuant to the FSCMA. This right is exercisable only to the extent that the total number of Shares so acquired and held by members of our employee stock ownership association does not then exceed 20.0% of the total number of Shares then issued (including in such total both: (i) all issued and outstanding Shares at the time the preemptive rights are exercised; and (ii) all Shares to be newly issued in the applicable share issuance transaction in connection with which such preemptive rights are exercised). As of December 31, 2019, 0.4% of the issued Shares were held by members of our employee stock ownership association.

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

Register of Shareholders and Record Dates

Our account management institution, Kookmin Bank, maintains the electronic register of our shareholders at its office in Seoul, Korea. Our account management institution effects transfers of Shares on the electronic register of shareholders only upon the electronic registration of such transfers pursuant to the Act on Electronic Registration of Stocks, Bonds, Etc. of Korea (the “Electronic Registration Act”).

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

Transfer of Shares

Under the Electronic Registration Act, the transfer of Shares is effected by the electronic registration of such transfers on an electronic registry pursuant to the Electronic Registration Act, under which the electronic registration of stocks, bonds and transfers thereof will be required. To assert shareholders’ rights against us, the transferee must have his name and address registered on our electronic register of shareholders. For this purpose, a shareholder is required to apply for electronic registration of transfer between accounts. The above requirements do not apply to the holders of ADSs.

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

Our account management institution is Kookmin Bank, located at 26, Gukjegeumyung-ro 8-gil, Yeongdeungpo-gu, Seoul, Korea.

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

As of December 31, 2019, there were 15,870,258 treasury shares including shares held by our treasury stock fund.

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

Securities Transaction Tax

If you transfer ordinary shares on the KRX KOSPI Market, you will be subject to the securities transaction tax at a rate of 0.10% and an agriculture and fishery special tax at a rate of 0.15%, calculated based on the sales price of the shares. If you transfer ordinary shares and your transfer is not made on the KRX KOSPI Market you will generally be subject to the securities transaction tax at a rate of 0.50% for transfers before April 1, 2020 and 0.45% for transfers on and after April 1, 2020 and will generally not be subject to the agriculture and fishery special tax.

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

This discussion does not represent a detailed description of the United States federal income tax consequences applicable to you if you are subject to special treatment under the United States federal income tax laws, including if you are:

•	a dealer in securities or currencies;

•	a financial institution;

•	a regulated investment company;

•	a real estate investment trust;

•	an insurance company;

•	a tax-exempt organization;

•	a person holding our ADSs or ordinary shares as part of a hedging, integrated or conversion transaction, a constructive sale or a straddle;

•	a trader in securities that has elected the mark-to-market method of accounting for securities;

•	a person liable for alternative minimum tax;

•	a person who owns or is deemed to own 10% or more of our stock (by vote or value);

•	a partnership or other pass-through entity for United States federal income tax purposes; or

•	a person whose “functional currency” is not the United States dollar.

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

Passive Foreign Investment Company

Based on the past and projected composition of our income and assets, and the valuation of our assets we do not believe we were a passive foreign investment company, or PFIC, for our most recent taxable year or in the preceding taxable year and do not expect to become a PFIC in the current taxable year or the foreseeable future, although there can be no assurance in this regard.

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

The determination of whether we are a PFIC is made annually based on the facts and circumstances at the time, some of which may be beyond our control, such as the amount and composition of our income and the valuation and composition of our assets, including goodwill and other intangible assets, as implied by the market price of our ordinary shares. Recent stock market volatility could exacerbate these considerations. See “Item 3. Key Information—Item 3.D. Risk Factors—Risks Relating to Our Business—The ongoing global pandemic of a new strain of coronavirus (“COVID-19”) and any possible recurrence of other types of widespread infectious diseases, may adversely affect our business, financial condition or results of operations.” Accordingly, we cannot be certain that we will not be a PFIC in the current or any future taxable year. If we are a PFIC for any taxable year during which you hold our ordinary shares, you will be subject to special tax rules discussed below.

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

You should note that any Korean securities transaction tax or agriculture and fishery special tax will not be treated as a creditable foreign tax for United States federal income tax purposes, although you may be entitled to deduct such taxes, subject to applicable limitations under the Code. You should consult your own tax advisors regarding the application of the foreign tax credit rules to your investment in, and disposition of, the ordinary shares.

Foreign Financial Asset Reporting

Certain U.S. Holders that own “specified foreign financial assets” with an aggregate value in excess of U.S.$50,000 on the last day of the taxable year or U.S.$75,000 at any time during the taxable year are generally required to file an information statement along with their tax returns, currently on IRS Form 8938, with respect to such assets. “Specified foreign financial assets” include any financial accounts held at a non-United States financial institution, as well as securities issued by a non-United States issuer that are not held in accounts maintained by financial institutions. The understatement of income attributable to “specified foreign financial assets” in excess of U.S.$5,000 extends the statute of limitations with respect to the tax return to six years after the return was filed. U.S. Holders who fail to report the required information could be subject to substantial penalties. You are encouraged to consult with your own tax advisors regarding the possible application of these rules, including the application of the rules to your particular circumstances.

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

Item 10.F.  Dividends and Paying Agents

See “Item 8. Financial Information—Item 8.A. Consolidated Statements and Other Financial Information—Dividends” for information concerning our dividend policies and our payment of dividends. See “—Item 10.B. Memorandum and Articles of Association—Dividends” for a discussion of the process by which dividends are paid on our ordinary shares. See “Item 12.Description of Securities Other than Equity Securities—Item 12.D. American Depositary Shares” for a discussion of the process by which dividends are paid on our ADSs. The paying agent for payment of our dividends on ADSs in the United States is Citibank, N.A.

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

For our hedging derivative contracts, we recognized a valuation gain of ￦0.1 billion, a valuation loss of ￦210 billion and accumulated other comprehensive loss of ￦147 billion in 2017, a valuation gain of ￦66 billion, a valuation loss of ￦2 billion and accumulated other comprehensive income of ￦22 billion in 2018 and a valuation gain of ￦77 billion, a valuation loss of ￦16 billion and accumulated other comprehensive income of ￦92 billion in 2019. For further details regarding the assets, liabilities, gains and losses recorded relating to our derivative contracts outstanding as of December 31 2017, 2018 and 2019, see Note 7 to the Consolidated Financial Statements.

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

The following table shows our assets and liabilities denominated in foreign currency as of December 31, 2017, 2018 and 2019:

	As of December 31,
	2017		2018		2019
(in thousands of foreign currencies)	Financial assets	Financial liabilities	Financial assets	Financial liabilities	Financial assets	Financial liabilities
U.S. Dollar	236,476	1,908,831	279,327	1,893,782	209,163	2,551,289
Special Drawing Right	306	738	267	730	255	729
Japanese Yen	28,267	21,801,443	66,078	50,000,000	24,930	80,000,000
British Pound	—	74	—	256	—	56
Euro	186	3,625	2	6	1	6
Algerian Dinar	47	—	618	—	—	—
Chinese Yuan	46,555	10	16,315	271	2,438,626	14,137
Uzbekistani Sum	136,787	—	121,053	—	—	—
Rwandan Franc	3,346	—	857	—	706	—
Thai Bhat	—	—	1,685	1,685	6,143	3,079
Indonesian Rupiah	14,886,393	710,162	64,240,286	41,510,330	10,657,194	2,034,151
Myanmar Kyat	84	—	84	—	84	—
Tanzanian Shilling	317,348	—	—	2,876	6,919	—
Botswana Pula	42	—	897	—	911
Hong Kong Dollar	—	—	—	—	—	268
Bangladeshi Taka	38,074	—	39,494	—	18,897	—
Polish Zloty	338	—	26	—	—	—
Vietnamese Dong	311,649	—	467,272	—	271,563	—
Central African Franc	—	—	666	—	97,411	—
Swiss Franc	—	12	—	—	—	—

As of December 31, 2017, a 10% increase in the exchange rate between the Won and all foreign currencies, with all other variables held constant, would have decreased our income before income tax by ￦10 billion, and total equity by ￦7 billion, with a 10% decrease in the exchange rate having the opposite effect. As of December 31, 2018, a 10% increase in the exchange rate between the Won and all foreign currencies, with all other variables held constant, would have decreased our income before income tax by ￦2 billion and increased total equity by ￦0.6 billion, and a 10% decrease would have decreased our income before income tax by ￦3 billion and total equity by ￦0.06 billion. As of December 31, 2019, a 10% increase in the exchange rate between the Won and all foreign currencies, with all other variables held constant, would have decreased our income before income tax by ￦52 billion, and total equity by ￦44 billion, with a 10% decrease in the exchange rate having the opposite effect. The foregoing sensitivity analysis assumes that all variables other than foreign exchange rates are held constant, and as such, does not reflect any correlation between foreign exchange rates and other variables, nor our decision to decrease the risk. See Note 36 to the Consolidated Financial Statements.

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

The following table summarizes the principal amounts, fair values, principal cash flows by maturity date and weighted average interest rates of our short-term and long-term liabilities as of December 31, 2019 which are sensitive to exchange rates and/or interest rates. The information is presented in Won, which is our reporting currency:

						December 31, 2019
	2020	2021	2022	2023	Thereafter	Total	Fair Value
	(in millions of Won, except rates)
Local currency:
Fixed rate	543,993	1,065,493	566,493	340,000	1,981,976	4,497,955	5,736,443
Average weighted rate (1)	3.23%	3.90%	1.76%	2.86%	2.69%	2.94%	—
Variable rate	—	—	—	—	—	—	—
Average weighted rate (1)	—	—	—	—	—	—	—

Sub-total	543,993	1,065,493	566,493	340,000	1,981,976	4,497,955	5,736,443

Foreign currency:
Fixed rate	361,580	200,163	777,907	—	583,154	1,922,804	1,911,271
Average weighted rate (1)	0.30%	0.78%	1.65%	—	3.28%	1.80%	—
Variable rate	235,033	—	—	115,780	405,230	756,043	758,349
Average weighted rate (1)	2.31%	—	—	2.81%	2.89%	2.70%	—

Subtotal	596,613	200,163	777,907	115,780	988,384	2,678,847	2,669,620

Total	1,140,606	1,265,656	1,344,400	455,780	2,970,360	7,176,802	8,406,063

(1)	Weighted average rates of the portfolio at the period end.

As of December 31, 2017, 2018 and 2019, a 100 basis point increase in the market interest rate, with all other variables held constant, would have increased our profit before income tax by ￦2 billion, increased our profit before income tax by ￦1 billion and increased our profit before income tax by ￦0.4 billion, respectively. As of December 31, 2017, 2018 and 2019, such increase, with all other variables held constant, would have increased our shareholders’ equity by ￦5 billion, increased our shareholders’ equity by ￦10 billion and increased our shareholders’ equity by ￦15 billion, respectively.

As of December 31, 2017, 2018 and 2019, a 100 basis point decrease in the market interest rates, with all other variables held constant, would have decreased our profit before income tax by ￦2 billion, decreased our profit before income tax by ￦2 billion and decreased our profit before income tax by ￦0.5 billion, respectively. As of December 31, 2017, 2018 and 2019, a 100 basis point decrease in the market interest rates, with all other variables held constant, would have decreased our shareholders’ equity by ￦5 billion, ￦10 billion and ￦19 billion, respectively. The foregoing sensitivity analysis assumes that all variables other than market interest rates are held constant, and as such, does not reflect any correlation between market interest rates and other variables, nor our decision to decrease the risk, but reflects the effects of derivative contracts in place at the time of conducting the analysis.

Equity Price Risk

We are also subject to market risk exposure arising from changes in the equity securities market, which affect the fair value of our equity portfolio. As of December 31, 2017, 2018 and 2019, a 10% increase in the equity indices where our marketable equity securities are listed, with all other variables held constant, would have increased our total equity by ￦0.7 billion, ￦0.9 billion and by ￦0.7 billion, respectively, with a 10% decrease in the equity index having the opposite effect. The foregoing sensitivity analysis assumes that all variables other than changes in the equity index are held constant, and that our marketable equity instruments had moved according to the historical correlation to the index, and as such, does not reflect any correlation between the equity index and other variables.

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

Fees and Payments from the Depositary to Us

In 2019, we received the following payments, after deduction of applicable U.S. taxes, from the depositary:

Reimbursement of NYSE listing fees	$287,748.78

Reimbursement of SEC filing fees	$143,690.48

Reimbursement of settlement infrastructure fees (including maintenance fees)	$171,818.77

Reimbursement of proxy process expenses (printing, postage and distribution)	$32,576.80

Reimbursement of legal fees (reimbursement received in 2020 in respect of 2019)	$72,054.88

Contributions toward our investor relations efforts (including non-deal roadshows, investor conferences and investor relations agency fees)	$257,537.27

PART II

Item 13.  Defaults, Dividend Arrearages and Delinquencies

Not applicable.

Item 14.  Material Modifications to the Rights of Security Holders and Use of Proceeds

Not applicable.

Item 15.  Controls and Procedures

Disclosure Controls and Procedures

Our management has evaluated, with the participation of our chief executive officer and chief financial officer, the effectiveness of our disclosure controls and procedures, as such term is defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act, as of December 31, 2019. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives. Based upon our evaluation, our chief executive officer and chief financial officer concluded that our disclosure controls and procedures were effective as of December 31, 2019. Our disclosure controls and procedures are designed to ensure that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the Commission’s rules and forms. Our disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our chief executive officer and chief financial officer, as appropriate to allow timely decisions regarding required disclosure.

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

Our management has performed an assessment of the effectiveness of our internal control over financial reporting as of December 31, 2019, utilizing the criteria discussed in the Internal Control—Integrated Framework 2013 issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, we concluded that our internal control over financial reporting was effective as of December 31, 2019.

Samil PricewaterhouseCoopers, an independent registered public accounting firm, which also audited our consolidated financial statements as of, and for the year ended December 31, 2019, as stated in their report which is included herein, has issued an attestation report on the effectiveness of our internal control over financial reporting.

Attestation Report of the Registered Public Accounting Firm

The attestation report of our independent registered public accounting firm on the effectiveness of our internal control over financial reporting is furnished in Item 18 of this Form 20-F.

Changes in Internal Control Over Financial Reporting

There has been no change in our internal control over financial reporting during 2019 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Item 16.  [Reserved]

Item 16A.  Audit Committee Financial Expert

Our Audit Committee is comprised of Tae-Yoon Sung, Dae-You Kim, Eun-Jung Yeo and Chung-Gu Kang. The board of directors has determined that Eun-Jung Yeo is the financial expert of the Audit Committee. Eun-Jung Yeo is independent as such term is defined in Section 303A.02 of the NYSE Listed Company Manual, Rule 10A-3 under the Exchange Act and the Korea Stock Exchange listing standards.

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

Item 16C.  Principal Accountant Fees and Services

Audit and Non-Audit Fees

The following table sets forth the fees billed to us by Samil PricewaterhouseCoopers, our independent registered public accounting firm, during the fiscal years ended December 31, 2018 and 2019. Such fees exclude the fees billed for work associated with our foreign subsidiaries which Samil PricewaterhouseCoopers did not provide services and with our former subsidiaries.

	Year Ended December 31,
	2018		2019
	(In millions)
Audit fees (1)	￦	3,225	￦	3,768
Audit-related fees		—		—
Tax fees (2)		104		302
All other fees		—		—

Total fees		3,329		4,070

(1)	Audit fees consist of fees for the annual audit and quarterly review services engagement and the comfort letters.

(2)	Tax fees consist of fee for tax services which are mainly the preparation or non-recurring tax compliance review of original or amended tax returns.

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

Item 16E.  Purchases of Equity Securities by the Issuer and Affiliated Purchasers

The following table sets forth the repurchases of ordinary shares by us or any affiliated purchasers during the fiscal year ended December 31, 2019:

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

Nominating/Corporate Governance Committee

Listed companies must have a nominating/corporate governance committee composed entirely of independent directors.	We have not established a nominating/corporate governance committee composed entirely of independent directors. However, we maintain an Outside Director Candidate Nominating Committee composed of all of our outside directors and one inside director. We also maintain a Corporate Governance Committee comprised of four outside directors and one inside director. The committee is responsible for the review of matters with respect to our Corporate Governance Guidelines and our performance under such guidelines to monitor effectiveness of our corporate governance.

Compensation Committee

Listed companies must have a compensation committee composed entirely of independent directors.	We maintain an Evaluation and Compensation Committee composed of four outside directors.

Executive Session

Non-management directors must meet in regularly scheduled executive sessions without management.	Our outside directors hold meetings solely attended by outside directors in accordance with the charter of our board of directors.

Audit Committee

Listed companies must have an audit committee which has a minimum of three directors and satisfy the requirements of Rule 10A-3 under the Exchange Act.	We maintain an Audit Committee comprised of four outside directors who meet the applicable independence criteria set forth under Rule 10A-3 under the Exchange Act.

Shareholder Approval of Equity Compensation Plan

Listed companies must allow their shareholders to exercise their voting rights with respect to any material revision to the company’s equity compensation plan.

We currently have two equity compensation plans: one providing for stock grants to officers and inside directors; and an employee stock ownership association program.

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

Item 16H.  Mine Safety Disclosure

Not applicable.

PART III

Item 17. Financial Statements

Not applicable.

Item 18. Financial Statements

AUDITED CONSOLIDATED ANNUAL FINANCIAL STATEMENTS OF KT CORPORATION

Item 19. Exhibits

1	Articles of Incorporation of KT Corporation (English translation)

2.1*	Deposit Agreement dated as of May 25, 1999 entered into among KT Corporation, Citibank, N.A., as depositary, and all Holders and Beneficial Owners of American Depositary Shares evidenced by the American Depositary Receipts issued thereunder, including the form of American depositary receipt (incorporated herein by reference to Exhibit (a)(i) of the Registrant’s Registration Statement (Registration No. 333-13578) on Form F-6)

2.2*	Form of Amendment No. 1 to Deposit Agreement dated as of May 25, 1999 entered into among KT Corporation, Citibank, N.A., as depositary, and all Holders and Beneficial Owners of American Depositary Shares evidenced by the American Depositary Receipts issued thereunder, including the form of American depositary receipt (incorporated herein by reference to Exhibit (a)(ii) of the Registrant’s Registration Statement (Registration No. 333-13578) on Form F-6)

2.3*	Letter from Citibank, N.A., as depositary, to the Registrant relating to the pre-release of the American depositary receipts (incorporated herein by reference to the Registrant’s Registration Statement (Registration No. 333-10330) on Form F-6)(P)

2.4*	Letter from Citibank, N.A., as depositary, to the Registrant relating to the establishment of a direct registration system for ADSs and the issuance of uncertified ADSs as part of the direct registration system. (incorporated herein by reference to Exhibit 2.4 of the Registrant’s Annual Report on Form 20-F filed on June 30, 2008)

2.5	Description of common stock (see Item 10.B. Memorandum and Articles of Association)

2.6	Description of American Depositary Shares

8.1	List of subsidiaries of KT Corporation

12.1	Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2	Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1	Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

101	Interactive Data Files (XBRL-Related Documents)

*	Filed previously.

(P)	Paper filing.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

KT CORPORATION
(Registrant)

/s/ HYEON-MO KU
Name: Hyeon-Mo Ku
Title:	Representative Director and Chief Executive Officer

Date: April 29, 2020

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of KT Corporation

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated statements of financial position of KT Corporation and its subsidiaries (the “Company”) as of December 31, 2019 and 2018, and the related consolidated statements of operations, of comprehensive income, of changes in equity and of cash flows for each of the three years in the period ended December 31, 2019, including the related notes (collectively referred to as the “consolidated financial statements”). We also have audited the Company’s internal control over financial reporting as at December 31, 2019, based on criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2019 and 2018, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2019 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as at December 31, 2019, based on criteria established in Internal Control—Integrated Framework (2013) issued by the COSO.

Changes in Accounting Principles

As discussed in Note 2 to the consolidated financial statements, the Company changed the manner in which it accounts for leases in 2019 and the manner in which it accounts for revenue from contracts with customers and the manner in which it accounts for financial instruments in 2018.

Basis for Opinions

The Company’s management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in Management’s Annual Report on Internal Control Over Financial Reporting appearing under Item 15. Our responsibility is to express opinions on the Company’s consolidated financial statements and on the Company’s internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

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

Critical Audit Matters

The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that (i) relates to accounts or disclosures that are material to the consolidated financial statements and (ii) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Cash-Generating Units Impairment Assessment—Information and Communication Technology (“ICT”) Segment

As described in Notes 11, 13 and 34 to the consolidated financial statements, the Company’s property and equipment and intangible assets balance was KRW 16,619,336 million as of December 31, 2019. This amount includes KRW 13,687,834 million of property and equipment and intangible assets associated with the Cash-Generating Units in the ICT segment (the “CGUs”). The long-lived assets of the CGUs are primarily comprised of property and equipment and intangible assets. The Company performs its impairment assessment for assets attributed to the CGUs when impairment indicators exist or in the case of goodwill and indefinite lived intangible assets at least annually. The Company identified three CGUs in the ICT segment. Those CGUs are Mobile, Fixed Line and Corporate Services. The Company compared the carrying value of each CGU to the estimated recoverable amount. The recoverable amount of the CGUs was determined based on a discounted cash flow model which requires management to estimate significant assumptions, including revenue growth rate, terminal growth rate and discount rate. No impairment loss was recognized as the recoverable amount of each of the CGUs exceeds their respective carrying amounts.

The principal considerations for our determination that performing procedures relating to the CGUs impairment assessment is a critical audit matter are that there was significant judgement by management when developing these estimates which in turn led to a high degree of auditor judgment, subjectivity and effort in performing procedures to evaluate audit evidence related to management’s discounted cash flow model and significant assumptions, including revenue growth rate, terminal growth rate and discount rate. In addition, the audit effort involved the use of professionals with specialized skill and knowledge in performing these procedures and evaluating the audit evidence obtained.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to management’s CGUs impairment assessment, including controls over management’s determination of the estimated recoverable amount of each CGU and development of assumptions, including revenue growth rate, terminal growth rate and discount rate. These procedures also included, among others, testing management’s process for identifying CGUs and determining the estimated recoverable amount of CGUs, including evaluating the appropriateness of the discounted cash flow model; testing the completeness, accuracy, and relevance of underlying data used in the model; and evaluating the significant assumptions used by management, including the revenue growth rate, terminal growth rate and discount rate. Evaluating management’s assumptions related to the revenue growth rate, terminal growth rate and discount rate involved evaluating whether the assumptions used by management were reasonable considering current and past performance of the CGUs, management’s future plans, external market and industry data and whether these assumptions were consistent with evidence obtained in other areas of the audit. In addition, the discount rate was evaluated considering cost of capital of comparable businesses and other industry factors. Professionals with specialized skill and knowledge were used to assist in the evaluation of the Company’s discounted cash flow model and significant assumptions, including revenue growth rate, terminal growth rate and discount rate.

/s/ Samil PricewaterhouseCoopers

Seoul, Korea April 29, 2020

We have served as the Company’s auditor since 2010.

KT Corporation and Subsidiaries

Consolidated Statements of Financial Position

December 31, 2018 and December 31, 2019

(In millions of Korean won)	Notes	December 31, 2018		December 31, 2019

Assets

Current assets
Cash and cash equivalents	4,5	￦	2,703,422	￦	2,305,894
Trade and other receivables, net	4,6		5,680,349		5,858,696
Other financial assets	4,7		994,780		868,388
Current income tax assets			4,046		68,120
Inventories, net	8		1,074,634		791,677
Assets held for sale	10		13,035		83,602
Other current assets	9		1,687,548		2,000,308

Total current assets			12,157,814		11,976,685

Non-current assets
Trade and other receivables, net	4,6		842,995		1,181,798
Other financial assets	4,7		623,176		821,658
Property and equipment, net	11, 21		13,068,257		13,785,299
Right-of-use assets	21		—		788,497
Investment properties, net	12		1,091,084		1,387,430
Intangible assets, net	13		3,407,123		2,834,037
Investments in associates and joint ventures	14		272,407		267,660
Deferred income tax assets	29		465,369		424,856
Other non-current assets	9		545,895		685,488

Total non-current assets			20,316,306		22,176,723

Total assets		￦	32,474,120	￦	34,153,408

KT Corporation and Subsidiaries

Consolidated Statements of Financial Position (Continued)

December 31, 2018 and December 31, 2019

(In millions of Korean won)	Notes	December 31, 2018		December 31, 2019

Liabilities

Current liabilities
Trade and other payables	4,15	￦	6,948,190	￦	7,597,478
Borrowings	4,16		1,368,481		1,185,725
Other financial liabilities	4,7		942		943
Current income tax liabilities			249,837		66,266
Provisions	17		117,881		175,612
Deferred revenue			52,878		53,473
Other current liabilities	9		655,914		1,031,958

Total current liabilities			9,394,123		10,111,455

Non-current liabilities
Trade and other payables	4,15		1,409,330		1,082,220
Borrowings	4,16		5,279,812		6,113,142
Other financial liabilities	4,7		163,454		149,136
Defined benefit liabilities, net	18		561,269		365,663
Provisions	17		163,995		78,550
Deferred revenue			110,702		99,180
Deferred income tax liabilities	29		204,785		425,468
Other non-current liabilities	9		528,160		584,504

Total non-current liabilities			8,421,507		8,897,863

Total liabilities			17,815,630		19,009,318

Equity
Share capital	22		1,564,499		1,564,499
Share premium			1,440,258		1,440,258
Retained earnings	23		11,256,069		11,594,322
Accumulated other comprehensive income	24		50,158		194,934
Other components of equity	24		(1,181,083)		(1,170,083)

Equity attributable to owners of the Controlling Company			13,129,901		13,623,930

Non-controlling interest			1,528,589		1,520,160

Total equity			14,658,490		15,144,090

Total liabilities and equity		￦	32,474,120	￦	34,153,408

The above consolidated statements of financial position should be read in conjunction with the accompanying notes.

KT Corporation and Subsidiaries

Consolidated Statements of Operations

Years ended December 31, 2017, 2018 and 2019

(In millions of Korean won)	Notes	2017		2018		2019

Operating revenue	26	￦	23,546,929	￦	23,436,050	￦	24,899,189
Revenue			23,259,541		23,220,052		24,639,758
Others			287,388		215,998		259,431
Operating expenses	27		22,477,837		22,335,190		23,879,015

Operating profit			1,069,092		1,100,860		1,020,174
Finance income	28		406,328		374,243		424,395
Finance costs	28		(644,531)		(435,659)		(421,931)
Share of net profits of associates and joint venture	14		(13,892)		(5,467)		(3,304)

Profit before income tax			816,997		1,033,977		1,019,334
Income tax expense	29		270,656		314,565		320,060

Profit for the year		￦	546,341	￦	719,412	￦	699,274

Profit for the year attributable to:
Owners of the Controlling Company		￦	461,559	￦	645,571	￦	649,109
Non-controlling interest		￦	84,782	￦	73,841	￦	50,165
Earnings per share attributable to the equity holders of the Controlling Company during the year (in Korean won):
Basic earnings per share	30	￦	1,884	￦	2,634	￦	2,648
Diluted earnings per share	30	￦	1,883	￦	2,634	￦	2,646

The above consolidated statements of operations should be read in conjunction with the accompanying notes.

KT Corporation and Subsidiaries

Consolidated Statements of Comprehensive Income

Years ended December 31, 2017, 2018 and 2019

(In millions of Korean won)
	Notes	2017		2018		2019

Profit for the year		￦	546,341	￦	719,412	￦	699,274
Other comprehensive income
Items that will not be reclassified to profit or loss:
Remeasurements of the net defined benefit liability	18		(83,962)		(73,511)		(25,777)
Shares of remeasurement gain (loss) of associates and joint ventures			(115)		(816)		649
Gain on valuation of equity instruments at fair value through other comprehensive income			—		43,077		155,319
Items that may be subsequently reclassified to profit or loss:
Gain on valuation of debt instruments at fair value through other comprehensive income			—		734		11,833
Changes in value of available-for-sale financial assets			51,235		—		—
Other comprehensive income from available-for sale financial assets reclassified to loss			(55,450)		—		—
Valuation gain (loss) on cash flow hedge			(111,083)		17,268		67,548
Other comprehensive income (loss) from cash flow hedges reclassified to profit (loss)			141,929		(44,279)		(44,684)
Share of other comprehensive income (loss) from associates and joint ventures			10,280		(41)		2,517
Exchange differences on translation of foreign operations			(21,122)		2,940		4,933

Total other comprehensive income (loss)			(68,288)		(54,628)		172,338

Total comprehensive income for the year		￦	478,053	￦	664,784	￦	871,612

Total comprehensive income for the year attributable to:
Owners of the Controlling Company			413,149		589,179		771,747
Non-controlling interest			64,904		75,605		99,865

The above consolidated statements of comprehensive income should be read in conjunction with the accompanying notes.

KT Corporation and Subsidiaries

Consolidated Statements of Changes in Equity

Years ended December 31, 2017, 2018 and 2019

		Attributable to owners of the Controlling Company
(In millions of Korean won)	Notes	Share capital		Share premium		Retained earnings		Accumulated other comprehensive income		Other components of equity		Total		Non-controlling interest		Total equity
Balance as of January 1, 2017		￦	1,564,499	￦	1,440,258	￦	9,778,707	￦	(1,432)	￦	(1,217,934)	￦	11,564,098	￦	1,352,844	￦	12,916,942

Comprehensive income
Profit for the year			—		—		461,559		—		—		461,559		84,782		546,341
Changes in value of available-for-sale financial assets	4,7		—		—		—		(1,433)				(1,433)		(2,782)		(4,215)
Remeasurements of the net defined benefit liability	18		—		—		(80,711)		—		—		(80,711)		(3,251)		(83,962)
Valuation gains on cashflow hedge	4,7		—		—		—		30,846		—		30,846		—		30,846
Shares of other comprehensive income of associates and joint ventures			—		—		—		10,148		—		10,148		132		10,280
Shares of loss on remeasurements of associates and joint ventures			—		—		(116)		—		—		(116)		1		(115)
Exchange differences on translation of foreign operations			—		—		—		(7,144)		—		(7,144)		(13,978)		(21,122)

Total comprehensive income for the year			—		—		380,732		32,417		—		413,149		64,904		478,053

Transactions with equity holders
Dividends paid by the Controlling Company			—		—		(195,977)		—		—		(195,977)		—		(195,977)
Dividends paid to non-controlling interest of subsidiaries			—		—		—		—		—		—		(47,162)		(47,162)
Changes in consolidation scope			—		—		—		—		—		—		250		250
Change in ownership interest in subsidiaries			—		—		—		—		5,441		5,441		21,242		26,683
Appropriations of loss on disposal of treasury stock			—		—		(2,312)		—		2,312		—		—		—
Others			—		—		—		—		4,879		4,879		(314)		4,565

Subtotal			—		—		(198,289)		—		12,632		(185,657)		(25,984)		(211,641)

Balance at December 31, 2017		￦	1,564,499	￦	1,440,258	￦	9,961,150	￦	30,985	￦	(1,205,302)	￦	11,791,590	￦	1,391,764	￦	13,183,354

The above consolidated statements of changes of equity should be read in conjunction with the accompanying notes.

KT Corporation and Subsidiaries

Consolidated Statements of Changes in Equity (Continued)

Years ended December 31, 2017, 2018 and 2019

		Attributable to owners of the Controlling Company
(In millions of Korean won)	Notes	Share capital		Share premium		Retained earnings		Accumulated other comprehensive income		Other components of equity		Total		Non-controlling interest		Total equity
Balance as of January 1, 2018		￦	1,564,499	￦	1,440,258	￦	9,961,150	￦	30,985	￦	(1,205,302)	￦	11,791,590	￦	1,391,764	￦	13,183,354

Changes in accounting policy			—		—		954,053		17,741		—		971,794		77,128		1,048,922

Adjusted total equity at the beginning of the financial year			1,564,499		1,440,258		10,915,203		48,726		(1,205,302)		12,763,384		1,468,892		14,232,276

Comprehensive income
Profit for the year			—		—		645,571		—		—		645,571		73,841		719,412
Remeasurements of net defined benefit liability	18		—		—		(61,449)		—				(61,449)		(12,062)		(73,511)
Share of loss on remeasurements of joint ventures and associates			—		—		(816)		—		—		(816)		—		(816)
Share of other comprehensive income of associates and joint ventures			—		—		—		(136)		—		(136)		95		(41)
Valuation losses on cash flow hedge	4,7		—		—		—		(27,011)		—		(27,011)		—		(27,011)
Gain(loss) on disposal of equity instruments at fair value through other comprehensive income	4,7						4,441		(4,441)		—		—		—		—
Gain on valuation of financial instruments at fair value through other comprehensive income	4,7		—		—		—		30,731		—		30,731		13,080		43,811
Exchange differences on translation of foreign operations			—		—		—		2,289		—		2,289		651		2,940

Total comprehensive income for the year			—		—		587,747		1,432		—		589,179		75,605		664,784

Transactions with owners
Dividends paid by the Controlling Company			—		—		(245,097)		—		—		(245,097)		—		(245,097)
Dividends paid to non-controlling interest of subsidiaries			—		—		—		—		—		—		(53,535)		(53,535)
Changes in consolidation scope			—		—		—		—		(1,803)		(1,803)		102		(1,701)
Change in ownership interest in subsidiaries			—		—		—		—		11,118		11,118		37,471		48,589
Appropriations of loss on disposal of treasury stock			—		—		(2,046)		—		2,046		—		—		—
Disposal of treasury stock			—		—		—		—		9,547		9,547		—		9,547
Others			—		—		262		—		3,311		3,573		54		3,627

Subtotal			—		—		(246,881)		—		24,219		(222,662)		(15,908)		(238,570)

Balance as of December 31, 2018		￦	1,564,499	￦	1,440,258	￦	11,256,069	￦	50,158	￦	(1,181,083)	￦	13,129,901	￦	1,528,589	￦	14,658,490

The above consolidated statements of changes in equity should be read in conjunction with the accompanying notes.

KT Corporation and Subsidiaries

Consolidated Statements of Changes in Equity (Continued)

Years ended December 31, 2017, 2018 and 2019

		Attributable to owners of the Controlling Company
(In millions of Korean won)	Notes	Share capital		Share premium		Retained earnings		Accumulated other comprehensive income		Other components of equity		Total		Non-controlling interest		Total equity
Balance as at December 31, 2018		￦	1,564,499	￦	1,440,258	￦	11,256,069	￦	50,158	￦	(1,181,083)	￦	13,129,901	￦	1,528,589	￦	14,658,490

Changes in accounting policy	40		—		—		(3,890)		—		—		(3,890)		—		(3,890)

Adjusted total equity at the beginning of the financial year			1,564,499		1,440,258		11,252,179		50,158		(1,181,083)		13,126,011		1,528,589		14,654,600

Comprehensive income
Profit for the year			—		—		649,109		—		—		649,109		50,165		699,274
Remeasurements of net defined benefit liability	18		—		—		(22,774)		—		—		(22,774)		(3,003)		(25,777)
Share of gain on remeasurements of joint ventures and associates			—		—		636		—		—		636		13		649
Share of other comprehensive income of associates and joint ventures			—		—		—		2,427		—		2,427		90		2,517
Valuation loss on cash flow hedge	4,7		—		—		—		22,850		—		22,850		14		22,864
Gain on valuation of financial instruments at fair value through other comprehensive income	4,7		—		—		—		114,869		—		114,869		52,283		167,152
Exchange differences on translation of foreign operations			—		—		—		4,630		—		4,630		303		4,933

Total comprehensive income for the year			—		—		626,971		144,776		—		771,747		99,865		871,612

Transactions with owners
Dividends paid by the Controlling Company			—		—		(269,659)		—		—		(269,659)		—		(269,659)
Dividends paid to non-controlling interest of subsidiaries			—		—		—		—		—		—		(35,500)		(35,500)
Changes in consolidation scope			—		—		—		—		(245)		(245)		1,784		1,539
Change in ownership interest in subsidiaries			—		—		—		—		(9,082)		(9,082)		(74,578)		(83,660)
Appropriations of loss on disposal of treasury stock			—		—		(15,169)		—		15,169		—		—		—
Disposal of treasury stock			—		—		—		—		3,346		3,346		—		3,346
Others			—		—		—		—		1,812		1,812		—		1,812

Subtotal			—		—		(284,828)		—		11,000		(273,828)		(108,294)		(382,122)

Balance as of December 31, 2019		￦	1,564,499	￦	1,440,258	￦	11,594,322	￦	194,934	￦	(1,170,083)	￦	13,623,930	￦	1,520,160	￦	15,144,090

The above consolidated statements of changes in equity should be read in conjunction with the accompanying notes.

KT Corporation and Subsidiaries

Consolidated Statements of Cash Flows

Years ended December 31, 2017, 2018 and 2019

(In millions of Korean won)
	Notes	2017		2018		2019
Cash flows from operating activities
Cash generated from operations	32	￦	4,318,884	￦	4,212,222	￦	4,058,065
Interest paid			(252,405)		(304,428)		(255,908)
Interest received			93,769		242,951		276,349
Dividends received			10,843		14,074		18,922
Income tax paid			(293,342)		(154,355)		(352,255)

Net cash inflow from operating activities			3,877,749		4,010,464		3,745,173

Cash flows from investing activities
Collection of loans			55,190		64,023		63,517
Loans granted			(59,800)		(60,229)		(65,138)
Disposal of financial assets at fair value through profit or loss			—		397,224		720,148
Disposal of financial assets at amortized cost			—		255,290		422,637
Disposal of financial assets at fair value through other comprehensive income			—		2,474		—
Disposal of assets held-for-sale			—		9,842		28,834
Disposal of available-for-sale financial assets			146,429		—		—
Acquisition of available-for-sale financial assets			(89,027)		—		—
Disposal of investments in associates and joint ventures			59,818		7,832		16,930
Acquisition of investments in associates and joint ventures			(41,780)		(34,420)		(29,980)
Disposal of current and non-current financial instruments			645,686		—		—
Acquisition of current and non-current financial instruments			(1,231,917)		—		—
Disposal of property and equipment, and investment properties			68,229		90,992		42,554
Acquisition of property and equipment, and investment properties			(2,442,223)		(2,260,879)		(3,263,338)
Acquisition of financial assets at fair value through profit or loss			—		(158,787)		(793,977)
Acquisition of financial assets at amortized cost			—		(248,789)		(501,838)
Acquisition of financial assets at fair value through other comprehensive income			—		(16,239)		(14,277)
Disposal of intangible assets			22,680		20,037		12,097
Disposal of right-of-use assets			—		—		9,393
Discontinued operations			—		—		1,977
Acquisition of intangible assets			(613,556)		(746,213)		(530,775)
Acquisition of right-of-use assets			—		—		(6,236)
Decrease in cash due to business combination, etc.			(2,974)		(26,288)		—

Net cash flow from investing activities			(3,483,245)		(2,704,130)		(3,887,472)

Cash flows from financing activities
Proceeds from borrowings and debentures			616,257		1,473,016		1,951,568
Repayments of borrowings and debentures			(1,780,174)		(1,612,731)		(1,377,394)
Settlement of derivative assets and liabilities, net			71,370		(3,461)		23,901
Cash inflow from consolidated capital transactions			27,261		—		—
Cash outflow from consolidated capital transactions			(300)		(5,506)		(122,918)
Cash inflow from other financing activities			16,962		13,939		65,698
Dividends paid to shareholders			(243,140)		(298,632)		(305,159)
Acquisition of treasury stock			—		(24,415)		—
Decrease in finance leases liabilities			(71,735)		(73,885)		(485,444)

Net cash outflow from financing activities			(1,363,499)		(531,675)		(249,748)

Effect of exchange rate change on cash and cash equivalents			(3,134)		581		(5,481)

Net increase (decrease) in cash and cash equivalents			(972,129)		775,240		(397,528)
Cash and cash equivalents
Beginning of the year			2,900,311		1,928,182		2,703,422

End of the year		￦	1,928,182	￦	2,703,422	￦	2,305,894

The above consolidated statements of cash flows should be read in conjunction with the accompanying notes.

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2017, 2018 and 2019

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

1.2	Consolidated Subsidiaries

The consolidated subsidiaries as at December 31, 2018 and 2019, are as follows:

			Controlling percentage ownership[1] (%)
Subsidiary	Type of Business	Location	December 31, 2018	December 31, 2019	Closing month
KT Powertel Co., Ltd.[2]	Trunk radio system business	Korea	44.8%	44.8%	December
KT Linkus Co., Ltd.	Public telephone maintenance	Korea	92.4%	92.4%	December
KT Submarine Co., Ltd.[2,4]	Submarine cable construction and maintenance	Korea	39.3%	39.3%	December
KT Telecop Co., Ltd.	Security service	Korea	86.8%	86.8%	December
KT Hitel Co., Ltd.	Data communication	Korea	67.1%	67.1%	December
KT Service Bukbu Co., Ltd.	Opening services of fixed line	Korea	67.3%	67.3%	December
KT Service Nambu Co., Ltd.	Opening services of fixed line	Korea	77.3%	77.3%	December
KT Commerce Inc.	B2C, B2B service	Korea	100.0%	100.0%	December
KT Strategic Investment Fund No.2	Investment fund	Korea	100.0%	100.0%	December
KT Strategic Investment Fund No.3	Investment fund	Korea	100.0%	100.0%	December
KT Strategic Investment Fund No.4	Investment fund	Korea	100.0%	100.0%	December
KT Strategic Investment Fund No.5	Investment fund	Korea	—	100.0%	December
BC-VP Strategic Investment Fund No.1	Investment fund	Korea	100.0%	100.0%	December

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2017, 2018 and 2019

			Controlling percentage ownership[1] (%)
Subsidiary	Type of Business	Location	December 31, 2018	December 31, 2019	Closing month
BC Card Co., Ltd.	Credit card business	Korea	69.5%	69.5%	December
VP Inc.	Payment security service for credit card, others	Korea	50.9%	50.9%	December
H&C Network	Call centre for financial sectors	Korea	100.0%	100.0%	December
BC Card China Co., Ltd.	Software development and data processing	China	100.0%	100.0%	December
INITECH Co., Ltd.[4]	Internet banking ASP and security solutions	Korea	58.2%	58.2%	December
Smartro Co., Ltd.	VAN (Value Added Network) business	Korea	81.1%	64.5%	December
KTDS Co., Ltd.[4]	System integration and maintenance	Korea	95.5%	95.5%	December
KT M Hows Co., Ltd.	Mobile marketing	Korea	90.0%	90.0%	December
KT M&S Co., Ltd.	PCS distribution	Korea	100.0%	100.0%	December
GENIE Music Corporation (KT Music Corporation)[2]	Online music production and distribution	Korea	36.0%	36.0%	December
KT MOS Bukbu Co., Ltd.[4]	Telecommunication facility maintenance	Korea	100.0%	100.0%	December
KT MOS Nambu Co., Ltd.[4]	Telecommunication facility maintenance	Korea	98.4%	98.4%	December
KT Skylife Co., Ltd.[4]	Satellite broadcasting business	Korea	50.3%	50.3%	December
Skylife TV Co., Ltd.	TV contents provider	Korea	92.6%	92.6%	December
KT Estate Inc.	Residential building development and supply	Korea	100.0%	100.0%	December
KT AMC Co., Ltd.	Asset management and consulting services	Korea	100.0%	100.0%	December
NEXR Co., Ltd.	Cloud system implementation	Korea	100.0%	100.0%	December
KTGDH Co., Ltd.(KTSB Data service)	Data centre development and related service	Korea	51.0%	100.0%	December
KT Sat Co., Ltd.	Satellite communication business	Korea	100.0%	100.0%	December
Nasmedia Co., Ltd.[3,4]	Solution provider and IPTV advertisement sales business	Korea	42.8%	44.0%	December
KT Sports Co., Ltd.	Management of sports group	Korea	100.0%	100.0%	December
KT Music Contents Fund No.1	Music contents investment business	Korea	80.0%	80.0%	December
KT Music Contents Fund No.2	Music contents investment business	Korea	100.0%	100.0%	December
KT-Michigan Global Content Fund	Content investment business	Korea	88.6%	88.6%	December
Autopion Co., Ltd.	Information and communication service	Korea	100.0%	100.0%	December
KTCS Corporation[2,4]	Database and online information provider	Korea	30.9%	30.9%	December
KTIS Corporation[2,4]	Database and online information provider	Korea	30.1%	30.1%	December
KT M mobile	Special category telecommunications operator and sales of communication device	Korea	100.0%	100.0%	December
KT Investment Co., Ltd.	Technology business finance	Korea	100.0%	100.0%	December
Whowho&Company Co., Ltd.	Software development and supply	Korea	100.0%	100.0%	December
PlayD Co., Ltd. (N Search Marketing Co., Ltd.)	Advertising agency	Korea	100.0%	100.0%	December

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2017, 2018 and 2019

			Controlling percentage ownership[1] (%)
Subsidiary	Type of Business	Location	December 31, 2018	December 31, 2019	Closing month
Next connect PFV	Residential building development and supply	Korea	100.0%	100.0%	December
KT Rwanda Networks Ltd.	Network installation and management	Rwanda	51.0%	51.0%	December
AOS Ltd.	System integration and maintenance	Rwanda	51.0%	51.0%	December
KT Belgium	Foreign investment business	Belgium	100.0%	100.0%	December
KT ORS Belgium	Foreign investment business	Belgium	100.0%	100.0%	December
Korea Telecom Japan Co., Ltd.	Foreign telecommunication business	Japan	100.0%	100.0%	December
KBTO sp.zo.o.	Electronic communication business	Poland	96.2%	97.2%	December
Korea Telecom China Co., Ltd.	Foreign telecommunication business	China	100.0%	100.0%	December
KT Dutch B.V.	Super iMax and East Telecom management	Netherlands	100.0%	100.0%	December
Super iMax LLC	Wireless high speed internet business	Uzbekistan	100.0%	100.0%	December
East Telecom LLC	Fixed line telecommunication business	Uzbekistan	91.0%	91.0%	December
Korea Telecom America, Inc.	Foreign telecommunication business	USA	100.0%	100.0%	December
PT. KT Indonesia	Foreign telecommunication business	Indonesia	99.0%	99.0%	December
PT. BC Card Asia Pacific	Software development and supply	Indonesia	99.9%	99.9%	December
KT Hongkong Telecommunications Co., Ltd.	Fixed line communication business	Hong Kong	100.0%	100.0%	December
Korea Telecom Singapore Pte. Ltd.	Foreign investment business	Singapore	100.0%	100.0%	December
Texnoprosistem LLP	Fixed line internet business	Uzbekistan	100.0%	100.0%	December
Nasmedia Thailand Co., Ltd.	Internet advertising solution	Thailand	99.9%	99.9%	December
KT Huimangjieum	Manufacturing	Korea	—	100.0%	December
GE Premier 1st Corporate Restructuring Real Estate Investment Trust Co.	Residential building investment and rent	Korea	—	63.5%	December
K-REALTY RENTAL HOUSING REIT 3	Residential building	Korea	—	100.0%	December

1	Sum of the ownership interests owned by the Controlling Company and subsidiaries.
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

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2017, 2018 and 2019

Changes in scope of consolidation in 2019 are as follows:

Changes	Location	Subsidiary	Reason
Included	Korea	KT Strategic Investment Fund No.5	Newly established
	Korea	KT Huimangjieum	Newly established
	Korea	K-REALTY RENTAL HOUSING REIT 3	Newly established
	Korea	GE Premier 1st Corporate Restructuring Real Estate Investment Trust Co.	Substantial Control Held
Excluded	Hongkong	KT Hong Kong Limited	Liquidated
	Korea	KT Strategic Investment Fund No.1	Liquidated

Summarized information for consolidated subsidiaries as at and for the years ended December 31, 2017, 2018 and 2019, follows:

(In millions of Korean won)	2017
	Total assets		Total liabilities		Operating revenue		Profit (loss) for the year
KT Powertel Co., Ltd.	￦	115,125	￦	18,937	￦	69,234	￦	2,112
KT Linkus Co., Ltd.		59,344		51,516		112,043		725
KT Submarine Co., Ltd.		142,797		34,056		73,985		8,243
KT Telecop Co., Ltd.		264,353		131,633		317,591		2,885
KT Hitel Co., Ltd.		258,240		52,943		227,884		3,225
KT Service Bukbu Co., Ltd.		29,281		22,096		194,837		688
KT Service Nambu Co., Ltd.		36,076		26,412		232,996		875
BC Card Co., Ltd.[1]		4,048,263		2,955,038		3,628,995		156,109
H&C Network[1]		273,856		65,446		277,622		16,104
Nasmedia Co., Ltd.[1]		315,967		188,197		120,667		26,676
KTDS Co., Ltd.[1]		144,922		93,343		459,266		11,584
KT M Hows Co., Ltd.		42,738		28,489		24,610		4,097
KT M&S Co., Ltd.		242,388		231,151		734,420		(9,707)
GENIE Music Corporation (KT Music Corporation)		139,686		48,512		156,163		(3,401)
KT Skylife Co., Ltd.[1]		792,893		210,550		687,752		57,314
KT Estate Inc.[1]		1,869,194		502,915		428,446		52,416
KTGDH Co., Ltd. (KTSB Data service)		18,306		605		4,950		(1,651)
KT Sat Co., Ltd.		742,391		220,804		147,649		29,601
KT Sports		11,131		7,805		53,357		(199)
KT Music Contents Fund No.1		13,804		1,041		370		(499)
KT Music Contents Fund No.2		7,500		11		—		(11)
KT-Michigan Global Content Fund		14,575		147		159		(426)
Autopion Co., Ltd.		6,306		3,530		6,679		(618)
KT M mobile Co., Ltd.		93,601		21,453		159,684		(38,883)
KT Investment Co., Ltd.[1]		54,673		38,313		8,794		(619)
KTCS Corporation[1]		348,334		188,764		968,186		7,385
KTIS Corporation		223,818		62,569		438,597		8,337
Korea Telecom Japan Co., Ltd.[1]		1,554		2,788		2,772		536
Korea Telecom China Co., Ltd.		665		32		1,030		348
KT Dutch B.V.		30,312		50		206		169
Super iMax LLC		3,449		4,886		7,314		(4,584)
East Telecom LLC[1]		11,672		11,748		19,663		(9,118)

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2017, 2018 and 2019

(In millions of Korean won)	2017
	Total assets	Total liabilities	Operating revenue	Profit (loss) for the year
Korea Telecom America, Inc.	3,694	791	6,783	109
PT. KT Indonesia	8	—	—	(6)
KT Rwanda Networks Ltd.[2]	151,359	139,561	15,931	(22,762)
KT Belgium	86,455	8	49	(2)
KT ORS Belgium	1,769	14	10	(10)
KBTO sp.zo.o.	3,311	2,268	67	(3,456)
AOS Ltd.[2]	9,437	4,519	8,952	(682)
KT Hongkong Telecommunications Co., Ltd.	2,578	1,497	7,304	494

(In millions of Korean won)	2018
	Total assets		Total liabilities		Operating revenue		Profit (loss) for the year
KT Powertel Co., Ltd.	￦	124,064	￦	28,217	￦	65,620	￦	(5,545)
KT Linkus Co., Ltd.		54,147		44,895		106,337		1,216
KT Submarine Co., Ltd.		130,715		27,530		61,652		(4,286)
KT Telecop Co., Ltd.		272,492		140,314		328,262		166
KT Hitel Co., Ltd.		272,708		66,043		279,117		657
KT Service Bukbu Co., Ltd.		30,599		23,964		195,961		(31)
KT Service Nambu Co., Ltd.		37,452		27,939		230,088		160
BC Card Co., Ltd.[1]		3,722,379		2,630,536		3,551,715		70,889
H&C Network[1]		245,841		63,188		297,470		(15,944)
Nasmedia Co., Ltd.[1]		303,112		161,164		106,805		20,596
KTDS Co., Ltd.[1]		148,675		95,834		434,302		8,586
KT M Hows Co., Ltd.		60,197		42,386		26,673		3,691
KT M&S Co., Ltd.		228,073		207,740		791,652		11,408
GENIE Music Corporation (KT Music Corporation)		221,559		75,827		171,314		6,374
KT MOS Bukbu Co., Ltd.		14,121		10,571		16,543		(782)
KT MOS Nambu Co., Ltd.		14,313		8,927		14,941		(2,418)
KT Skylife Co., Ltd.[1]		816,001		149,841		694,059		52,010
KT Estate Inc.[1]		1,695,995		304,712		569,269		51,854
KTGDH Co., Ltd. (KTSB Data service)		8,632		523		4,627		(9,576)
KT Sat Co., Ltd.		685,926		173,513		137,186		4,921
KT Sports Co., Ltd.		9,560		6,376		55,565		(154)
KT Music Contents Fund No.1		14,092		1,035		559		294
KT Music Contents Fund No.2		7,629		281		150		(142)
KT-Michigan Global Content Fund		12,741		—		869		(670)
Autopion Co., Ltd.		8,838		5,801		12,035		453
KT M mobile Co., Ltd.		146,334		35,335		172,674		(10,085)
KT Investment Co., Ltd.[1]		74,580		58,040		8,095		247
KTCS Corporation[1]		350,280		188,561		1,019,787		11,401
KTIS Corporation		229,246		68,997		451,532		7,900
Next connect PFV		385,769		34,370		143		(12,449)
Korea Telecom Japan Co., Ltd.[1]		1,326		2,910		1,965		(126)
Korea Telecom China Co., Ltd.		661		22		681		10
KT Dutch B.V.		31,693		41		191		105
Super iMax LLC		4,150		4,528		4,845		(424)
East Telecom LLC[1]		16,590		14,263		15,087		2,639
Korea Telecom America, Inc.		4,218		832		7,554		350

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2017, 2018 and 2019

(In millions of Korean won)	2018
	Total assets	Total liabilities	Operating revenue	Profit (loss) for the year
PT. KT Indonesia	8	—	—	—
KT Rwanda Networks Ltd.[2]	144,129	162,801	15,150	(29,238)
KT Belgium	90,172	1	29	(43)
KT ORS Belgium	6,709	5	—	(46)
KBTO sp.zo.o.	1,364	217	202	(3,771)
AOS Ltd.[2]	14,018	4,952	6,300	(680)
KT Hongkong Telecommunications Co., Ltd.	3,616	2,143	9,990	351

1	These companies are the intermediate controlling companies of other subsidiaries and the above financial information is from their consolidated financial statements.
2	At the end of the reporting period, convertible preferred stock issued by subsidiaries is included in liabilities.

(In millions of Korean won)	2019
	Total assets		Total liabilities		Operating revenue		Profit (loss) for the year
KT Powertel Co., Ltd.	￦	118,052	￦	19,766	￦	62,846	￦	3,085
KT Linkus Co., Ltd.		70,494		62,088		97,892		(2,258)
KT Submarine Co., Ltd.		120,947		18,452		55,244		486
KT Telecop Co., Ltd.		279,878		153,841		332,063		(4,875)
KT Hitel Co., Ltd.		279,818		74,769		323,065		1,426
KT Service Bukbu Co., Ltd.		64,802		58,984		219,427		(445)
KT Service Nambu Co., Ltd.		63,917		55,548		266,148		280
BC Card Co., Ltd.[1]		3,912,982		2,594,232		3,553,008		115,885
H&C Network[1]		282,016		68,401		320,701		(1,593)
Nasmedia Co., Ltd.[1]		356,236		203,105		117,550		22,484
KTDS Co., Ltd.[1]		158,153		105,462		428,758		9,027
KT M Hows Co., Ltd.		74,326		50,638		33,443		6,771
KT M&S Co., Ltd.		248,142		215,777		813,498		12,732
GENIE Music Corporation (KT Music Corporation)		234,131		80,952		230,480		7,658
KT MOS Bukbu Co., Ltd.		33,376		28,841		63,761		353
KT MOS Nambu Co., Ltd.		34,258		26,722		67,300		3,099
KT Skylife Co., Ltd.[1]		848,276		142,839		704,996		56,008
KT Estate Inc.[1]		1,686,000		295,706		485,686		48,552
KTGDH Co., Ltd. (KTSB Data service)		10,437		1,628		3,977		344
KT Sat Co., Ltd.		651,195		127,523		168,376		16,497
KT Sports Co., Ltd.		15,603		8,333		55,241		(464)
KT Music Contents Fund No.1		10,579		1,677		521		345
KT Music Contents Fund No.2		7,675		279		331		48
KT-Michigan Global Content Fund		11,688		61		248		(1,113)
Autopion Co., Ltd.		7,460		4,894		5,604		(302)
KT M mobile Co., Ltd.		135,917		30,603		161,720		(5,580)
KT Investment Co., Ltd.[1]		73,463		56,212		13,375		847
KTCS Corporation[1]		378,171		213,983		944,778		7,597
KTIS Corporation		305,798		137,524		454,561		9,205
Next connect PFV		385,412		24,275		1,590		(5,898)
Korea Telecom Japan Co., Ltd.[1]		1,851		2,858		2,891		651

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2017, 2018 and 2019

(In millions of Korean won)	2019
	Total assets	Total liabilities	Operating revenue	Profit (loss) for the year
Korea Telecom China Co., Ltd.	879	39	844	192
KT Dutch B.V.	31,003	50	—	(242)
Super iMax LLC	3,568	5,304	4,604	(631)
East Telecom LLC[1]	20,857	16,302	17,186	2,140
Korea Telecom America, Inc.	4,611	537	6,808	572
PT. KT Indonesia	8	—	—	—
KT Rwanda Networks Ltd.[2]	132,461	183,164	18,013	(31,662)
KT Belgium	93,321	11	—	(64)
KT ORS Belgium	6,913	14	—	(43)
KBTO sp.zo.o.	1,767	245	519	(3,457)
AOS Ltd.[2]	12,337	3,993	6,982	(591)
KT Hongkong Telecommunications Co., Ltd.	5,126	2,923	13,321	586
KT Huimangjieum	2,129	1,019	1,027	(390)
GE Premier 1st Corporate Restructuring Real Estate Investment Trust Co.	6,285	1,139	176	70
K-REALTY RENTAL HOUSING REIT 3	300	—	—	—

1	These companies are the intermediate controlling companies of other subsidiaries and the above financial information is from their consolidated financial statements.
2	At the end of the reporting period, convertible preferred stock issued by subsidiaries is included in liabilities.

2.	Significant Accounting Policies

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

The financial statements have been prepared on a historical cost basis, except for the following:

•	Certain financial assets and liabilities (including derivative instruments), certain classes of property and equipment and investment property – measured at fair value

•	Assets held-for-sale – measured at fair value less costs to sell

•	Defined benefit pension plans – plan assets measured at fair value

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

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2017, 2018 and 2019

2.2	Changes in Accounting Policy and Disclosures

(1) New and amended standards adopted by the Group

The Group has applied the following standards and amendments for the first time for their annual reporting period commencing January 1, 2019.

- Enactment of IFRS 16 Leases

Under IFRS 16, with implementation of a single lease model, lessee is required to recognize assets and liabilities for all lease which lease term is over 12 months and underlying assets are not low value assets. A lessee is required to recognize a right-of-use asset and a lease liability representing its obligation to make lease payments.

With implementation of IFRS 16 Lease, the Group has changed accounting policy. The Group has adopted IFRS 16 modified retrospectively, as permitted under the specific transitional provisions in the standard, and recognized the cumulative impact of initially applying the standard as at January 1, 2019, the date of initial application. The Group has not restated comparatives for the 2018 reporting period. The impact of the adoption of the leasing standard and the new accounting policies are disclosed in Note 40.

- Amendments to IFRS 9 Financial Instruments – Prepayment Features with Negative Compensation

The narrow-scope amendments made to IFRS 9 Financial Instruments enable entities to measure certain prepayable financial assets with negative compensation at amortized cost. When a modification of a financial liability measured at amortized cost that does not result in the derecognition, a modification gain or loss shall be recognized in profit or loss. The amendment does not have a significant impact on the consolidated financial statements.

- Amendments to IAS 9 Employee Benefits – Amendment, Curtailment or Settlement of the Plan

The amendments require that an entity shall calculate current service cost and net interest for the remainder of the reporting period after a plan amendment, curtailment or settlement based on updated actuarial assumptions from the date of the change. The amendments also require that a reduction in a surplus must be recognized in profit or loss even if that surplus was not previously recognized because of the impact of the asset ceiling. The amendment does not have a significant impact on the consolidated financial statements.

- Amendments to IAS 28 Investments in Associates and Joint Ventures – Long-term Interests in Associates and Joint Ventures

The amendments clarify that an entity shall apply IFRS 9 to financial instruments in an associate or joint venture to which the equity method is not applied. These include long-term interests that, in substance, form part of the entity’s net investment in an associate or joint venture. The amendment does not have a significant impact on the consolidated financial statements.

- Enactment to Interpretation of IFRIC 23 Uncertainty over Income Tax Treatments

The interpretation explains how to recognize and measure deferred and current income tax assets and liabilities where there is uncertainty over a tax treatment, and includes guidance on how to

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2017, 2018 and 2019

determine whether each uncertain tax treatment is considered separately or together. It also presents examples of circumstances where a judgement or estimate is required to be reassessed. The enactment does not have a significant impact on the consolidated financial statements.

- Annual Improvements to IFRS 2015 – 2017 Cycle:

•	IFRS 3 Business Combination

The amendments clarify that when a party to a joint arrangement obtains control of a business that is a joint operation, and had rights to the assets and obligations for the liabilities relating to that joint operation immediately before the acquisition date, the transaction is a business combination achieved in stages. In such cases, the acquirer shall remeasure its entire previously held interest in the joint operation. The amendment does not have a significant impact on the consolidated financial statements.

•	IFRS 11 Joint Agreements

The amendments clarify that when a party that participates in, but does not have joint control of, a joint operation might obtain joint control of the joint operation in which the activity of the joint operation constitutes a business. In such cases, previously held interests in the joint operation are not re-measured. The amendment does not have a significant impact on the consolidated financial statements.

•	Amendments to Paragraph 57A of IAS 12 Income Tax

The amendment is applied to all the income tax consequences of dividends and requires an entity to recognize the income tax consequences of dividends in profit or loss, other comprehensive income or equity according to where the entity originally recognized those past transactions or events. The amendment does not have a significant impact on the consolidated financial statements.

•	IAS 23 Borrowing Costs

The amendments clarify that if a specific borrowing remains outstanding after the related qualifying asset is ready for its intended use (or sale), it becomes part of general borrowings. The amendment does not have a significant impact on the consolidated financial statements.

(2) New standards and interpretations not yet adopted by the Group

Certain new accounting standard and interpretation that have been published that are not mandatory for annual reporting period commencing January 1, 2019 and have not been early adopted by the Group are set out below.

- Amendments to IAS 1 Presentation of Financial Statements and IAS 8 Accounting policies, changes in accounting estimates and errors – Definition of Material

The amendments clarify the explanation of the definition of material and amended IAS 1 and IAS 8 in accordance with the clarified definitions. Materiality is assessed by reference to omission or

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2017, 2018 and 2019

misstatement of material information as well as effects of immaterial information, and to the nature of the users when determining the information to be disclosed by the Group. These amendments should be applied for annual periods beginning on or after January 1, 2020, and earlier application is permitted. The Group does not expect that these amendments have a significant impact on the consolidated financial statements.

- Amendments to IFRS 3 Business Combination – Definition of a Business

To consider the integration of the required activities and assets as a business, the amended definition of a business requires an acquisition to include an input and a substantive process that together significantly contribute to the ability to create outputs and excludes economic benefits from the lower costs. An entity can apply an optional concentration test, in which substantially all of the fair value of gross assets acquired is concentrated in a single asset or a group of similar assets, and the assets acquired would not represent a business. These amendments should be applied for annual periods beginning on or after January 1, 2020, and earlier application is permitted. The Group does not expect that these amendments have a significant impact on the consolidated financial statements.

- Agenda Resolution of the International Accounting Standards Commission – Lease Period

The International Accounting Standards Commission (IFRS IC) announced on December 16, 2019 that all economic disadvantages resulting from the termination of a lease are taken into account when determining the enforceable period for ‘the useful life of lease term and lease asset improvement rights’. The Group is analyzing the effect of changes in accounting policies on the consolidated financial statements for enforceable periods in accordance with the decision and will reflect the effect in the consolidated financial statements after the analysis is completed.

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

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2017, 2018 and 2019

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

(4) Associates

Associates are entities over which the Group has significant influence but does not possess control or joint control. Investments in associates are accounted for using the equity method of accounting, after initially being recognized at cost. Unrealized gains on transactions between the Group and its associates are eliminated to the extent of the Group’s interest in the associates. If the Group’s share of losses of an associate equals or exceeds its interest in the associate (including long-term interests that, in substance, form part of the Group’s net investment in the associate), the Group discontinues recognizing its share of further losses. After the Group’s interest is reduced to zero, additional losses are provided for, and a liability is recognized, only to the extent that the Group has incurred legal or constructive obligations or made payments on behalf of the associate. If there is an objective evidence of impairment for the investment in the associate, the Group recognizes the difference between the recoverable amount of the associate and its book amount as impairment loss. If an associate uses accounting policies other than those of the Group for transactions and events in similar circumstances, if necessary, adjustments shall be made to make the associate’s accounting policies conform to those of the Group when the associate’s financial statements are used by the Group in applying the equity method.

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

December 31, 2017, 2018 and 2019

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

Foreign exchange gains and losses that relate to borrowings are presented in the consolidated statements of operations, within finance costs. All other foreign exchange gains and losses are presented in the consolidated statements of operations within operating revenue or operating expenses.

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

(3) Translation to the presentation currency

The results and financial position of foreign operations that have a functional currency different from the presentation currency are translated into the presentation currency as follows:

•	assets and liabilities for each statement of financial position presented are translated at the closing rate at the end of the reporting period,

•	income and expenses for each consolidated statements of operations are translated at average exchange rates for the period,

•	equity is translated at the historical exchange rate, and

•	all resulting exchange differences are recognized in other comprehensive income.

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2017, 2018 and 2019

2.6	Financial Assets

The Group has applied IFRS 9 Financial Instruments, on January 1, 2018, the date of initial application. In accordance with the transitional provisions in IFRS 9, the Group recorded the cumulative effect as at the date of the initial application of the standards as an adjustment to the initial balance in the retained earnings.

(1) Classification

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

December 31, 2017, 2018 and 2019

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

•

Fair value through profit or loss: Assets that do not meet the criteria for amortized cost or fair value through other comprehensive income are measured at fair value through profit or loss. A gain or loss on a debt investment that is subsequently measured at fair value through profit or loss and is not part of a hedging relationship is recognized in profit or loss and presented net in the consolidated statements of operations within ‘finance income or finance costs’ in the period in which it arises.

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

Changes in the fair value of financial assets at fair value through profit or loss are recognized in ‘finance income or finance costs’ in the consolidated statements of operations as applicable. Impairment loss (and reversal of impairment loss) on equity investments measured at fair value through other comprehensive income are not reported separately from other changes in fair value.

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

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2017, 2018 and 2019

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

2.7	Derivative Instruments

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

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2017, 2018 and 2019

2.8	Trade Receivables

Trade receivables are recognized initially at the amount of consideration that is unconditional, unless they contain significant financing components when they are recognized at fair value. Trade receivables are subsequently measured at amortized cost using the effective interest method, less loss allowance. See Note 6 for further information about the Group’s accounting for trade receivables and Note 2.6 (3) for a description of the Group’s impairment policies.

2.9	Inventories

Inventories are stated at the lower of cost and net realizable value. Cost is determined using the moving average method, except for inventories in-transit.

2.10	Assets (or Disposal Group) Held-for-sale

Assets (or disposal group) are classified as assets held for sale when their carrying amount will be recovered principally through a sale transaction rather than through continued use and when a sale is considered highly probable. The assets are measured at the lower amount between their carrying amount and the fair value less selling costs.

2.11	Property and Equipment

Property and equipment are stated at historical cost less accumulated depreciation and accumulated impairment losses. Historical cost includes expenditures that are directly attributable to the acquisition of the items.

Depreciation of all property and equipment, except for land, is calculated using the straight-line method to allocate their cost, net of their residual values, over their estimated useful lives as follows:

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

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2017, 2018 and 2019

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

Goodwill impairment reviews are undertaken at least annually or more frequently if events or changes in circumstances indicate a potential impairment. The carrying amount of goodwill is compared to the recoverable amount, which is the higher of value in use and the fair value less costs to sell. Any impairment is recognized immediately as an expense and is not subsequently reversed.

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

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2017, 2018 and 2019

2.15	Government Grants

Grants from the government are recognized at their fair value where there is a reasonable assurance that the grant will be received and the Group will comply with all attached conditions. Government grants related to assets are presented in the statement of financial position by setting up the grant as deferred income that is recognized in profit or loss on a systematic basis over the useful life of the asset. Grants related to income are presented as a credit in the consolidated statements of operations.

2.16	Impairment of Non-Financial Assets

Goodwill and intangible assets with indefinite useful life are tested at least annually for impairment at the end of each reporting period. If certain assets are deemed to be impaired, their recoverable amount is estimated in order to determine the impairment loss. The Group estimates the recoverable amount for each asset, and in cases when the recoverable amount cannot be estimated for an asset, the recoverable amount of the cash generating unit to which the asset belongs is estimated. Corporate assets are allocated to individual cash generating units on a reasonable and consistent basis and if they cannot be allocated to individual cash generating units, they are allocated to the smallest group of cash generating units on a reasonable and consistent basis. An impairment loss is recognized for the amount by which the asset’s carrying amount exceeds its recoverable amount (higher of its fair value less costs of disposal and value in use). Impairment loss on non-financial assets other than goodwill are evaluated for reversal at the end of each reporting period.

2.17	Trade and other payables

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

2.18	Financial Liabilities

(1) Classification and measurement

The Group’s financial liabilities measured at fair value through profit or loss are financial instruments held for trading. A financial liability is held for trading if it is incurred principally for the purpose of repurchasing in the near term. Derivatives that are not designated as hedging instruments or derivatives separated from financial instruments containing embedded derivatives are also categorized as held for trading.

All non-derivative financial liabilities except the following are classified as financial liabilities measured at amortized cost.

•	Financial liabilities at fair value through profit or loss

•	Financial guarantee contract

•	Financial liabilities arising when the transfer of financial assets does not meet the elimination conditions

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2017, 2018 and 2019

Financial liabilities measured at amortized cost are displayed in the statement of financial position as ‘trade payables and other liabilities’, ‘borrowings’ and ‘other financial liabilities’.

Preferred shares that require mandatory redemption at a particular date are classified as liabilities. Interest expenses on these preferred shares using the effective interest method are recognized in the consolidated statements of operations as ‘finance costs’, together with interest expenses recognized from other financial liabilities.

(2) Derecognition

—

Financial liabilities are removed from the statement of financial position when they are extinguished; for example, when the obligation specified in the contract is discharged or cancelled or expired or when the terms of an existing financial liability are substantially modified. The difference between the carrying amount of a financial liability extinguished or transferred to another party and the consideration paid (including any non-cash assets transferred or liabilities assumed) is recognized in profit or loss.

2.19	Financial Guarantee Contracts

Financial guarantee contracts are recognized as a financial liability at the time the guarantee is issued. The liability is initially measured at fair value, subsequently at the higher of following and recognized in the statement of financial position within ‘other financial liabilities’.

•	the amount determined in accordance with the expected credit loss model under IFRS 9 Financial Instruments

•	the amount initially recognized less, where appropriate, the cumulative amount of income recognized in accordance with IFRS 15 Revenue from Contracts with Customers

2.20	Employee Benefits

(1) Post-employment benefits

The Group operates both defined contribution and defined benefit pension plans.

A defined contribution plan is a pension plan under which the Group pays fixed contributions into a separate entity. The contributions are recognized as employee benefit expenses when an employee has rendered service.

A defined benefit plan is a pension plan that is not a defined contribution plan. Generally, post-employment benefits are payable after the completion of employment, and the benefit amount depended on the employee’s age, periods of service or salary levels. The liability recognized in the statement of financial position in respect of defined benefit pension plans is the present value of the defined benefit obligation at the end of the reporting period less the fair value of plan assets. The defined benefit obligation is calculated at least annually by independent actuaries using the projected unit credit method. The present value of the defined benefit obligation is determined by discounting the estimated future cash outflows using interest rates of high-quality corporate bonds that are denominated in the currency in which the benefits will be paid, and that have terms approximating to the terms of the related obligation. Remeasurement gains and losses arising from experience adjustments and changes in actuarial assumptions are recognized in the period in which they occur, directly in other comprehensive income.

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2017, 2018 and 2019

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

(3) Long-term employee benefits

Certain entities within the Group provide long-term employee benefits that are entitled to employees with service period for ten years and above. The expected costs of these benefits are accrued over the period of employment using the same accounting methodology as used for defined benefit pension plans. The Group recognizes service cost, net interest on other long-term employee benefits and remeasurements as profit or loss for the year. These liabilities are valued at least annually by an independent qualified actuary.

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

2.22	Provisions

Provisions for service warranties, recoveries, litigations and claims, and others are recognized when the Group presently hold legal or constructive obligation as a result of past events, and when it is probable that an outflow of resources will be required to settle the obligation and the amount can be reliably estimated. Provisions are measured at the present value of management’s best estimate of the expenditure required to settle the present obligation at the end of the reporting period, and the increase in the provision due to the passage of time is recognized as interest expense.

2.23	Leases

As explained in “Note 2.2 (1)” above, the Group has changed its accounting policy for leases. The impact of the new accounting policies is disclosed in Note 40.

As at December 31, 2018, leases of property and equipment where the Group, as lessee, had substantially all the risks and rewards of ownership were classified as finance leases. Finance leases were capitalized at the lease’s inception at the fair value of the leased property or, if lower, the present value of the minimum lease payments. The corresponding lease payments, net of finance charges, were included in other short-term or long-term payables. Each lease payment was allocated between the liability and finance cost. The finance cost was charged to profit or loss over the lease period in order as to produce a constant periodic rate of interest on the remaining

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2017, 2018 and 2019

balance of the liability for each period. Property and equipment acquired under finance leases were depreciated over the asset’s useful life, or over the shorter of the asset’s useful life and the lease term, if it was not reasonably certain that the Group will obtain ownership at the end of the lease term.

Leases in which a significant portion of the risks and rewards of ownership were not transferred to the Group as lessee were classified as operating leases. Payments made under operating leases (net of any incentives received from the lessor) were charged to profit or loss on a straight-line basis over the lease period.

(1) Lessee

The Group leases various repeater server rack, offices, track facilities, machinery and cars.

Contracts may contain both lease and non-lease components. The Group allocates the consideration in the contract to the lease and non-lease components based on their relative stand-alone prices. However, for leases of real estate for which the Group is lessee, the Group applies the practical expedient which has elected not to separate lease and non-lease components and instead accounts them as a single lease component.

Until the financial year of 2018, leases of property and equipment were classified as either finance or operating leases. Payments made under operating leases (net of any incentives received from the lessor) were charged to profit or loss on a straight-line basis over the period of the lease.

From January 1, 2019, leases are recognized as a right-of-use asset and a corresponding liability at the date at which the leased asset is available for use by the Group.

Assets and liabilities arising from a lease are initially measured on a present value basis. Lease liabilities include the net present value of the following lease payments:

•	Fixed payments (including in-substance fixed payments), less any lease incentives receivable

•	Variable lease payment that are based on an index or a rate, initially measured using the index or rate as at the commencement date

•	Amounts expected to be payable by the Group (the lessee) under residual value guarantees

•	The exercise price of a purchase option if the Group (the lessee) is reasonably certain to exercise that option, and

•	Payments of penalties for terminating the lease, if the lease term reflects the Group (the lessee) exercising that option

Lease liability measurement also include payments to be made in option periods if the lessee is reasonably certain in exercising an option to extend the lease.

The Group determines the lease term as the non-cancellable period of a lease, together with both (a) periods covered by an option to extend the lease if the lessee is reasonably certain to exercise that option; and (b) periods covered by an option to terminate the lease if the lessee is reasonably certain not to exercise that option. When the lessee and the lessor each has the right to terminate the lease without permission from the other party, the Group should consider a termination penalty in determining the period for which the contract is enforceable.

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2017, 2018 and 2019

The lease payments are discounted using the interest rate implicit in the lease. If that rate cannot be determined, the lessee’s incremental borrowing rate is used, which is the rate that the lessee would have to pay to borrow the funds necessary to obtain an asset of similar value in a similar economic environment with similar terms and conditions.

The Group is exposed to potential future increases in variable lease payments based on an index or rate, which are not included in the lease liability until they take effect. When adjustments to lease payments based on an index or rate take effect, the lease liability is reassessed and adjusted against the right-of-use asset.

Each lease payment is allocated between the liability and finance cost. The finance cost is charged to profit or loss over the lease period in order to produce a constant periodic rate of interest on the remaining balance of the liability for each period.

Right-of-use assets are measured at cost comprising the following:

•	amount of the initial measurement of lease liability

•	any lease payments made at or before the commencement date less any lease incentives received

•	any initial direct costs (leasehold deposits)

•	restoration costs, and

•	present value discount on leasehold deposit

The right-of-use asset is depreciated over the shorter of the asset’s useful life and the lease term on a straight-line basis. If the Group is reasonably certain to exercise a purchase option, the right- of-use asset is depreciated over the underlying asset’s useful life.

Payments associated with short-term leases and leases of low-value assets are recognized on a straight-line basis as an expense in profit or loss. Short-term leases are leases with a lease term of 12 months or less, such as mechanical devices and cars. Low-value assets are comprised of tools, equipment, and others.

(2) Lessor

Lease income from operating leases where the Group is a lessor is recognized in income on a straight- line basis over the lease term. Initial direct costs incurred in obtaining an operating lease are added to the carrying amount of the underlying asset and recognized as expense over the lease term on the same basis as lease income. The respective leased assets are included in the statement of financial position based on their nature. As a result of adopting the new lease standard, the Group applied the accounting for assets held as a lessor.

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

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2017, 2018 and 2019

2.25	Revenue Recognition

In May 2014, the IASB issued IFRS 15, which replaced IAS 18. This standard is applicable to years beginning on or after January 1, 2018. The Group adopted IFRS 15 modified retrospectively, with the cumulative effects of the initial application being recognized on the date of the initial application, on January 1, 2018. Accordingly, as provided for in this standard, the Group recorded the cumulative effect as at the date of the initial application of the standard as an adjustment to the initial balance in the retained earnings. In accordance with this transition method, the entity applied this pronouncement modified retrospectively only for contracts that are still in force as at the date of the initial application.

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

Mobile and fixed-line service

Telecommunication service revenues include mobile and fixed-line(e.g., fixed-line and VoIP telephone, broadband internet access services and data communication services). These services represent a series of distinct services that are considered a separate performance obligations. Service revenue is recognized when services are provided, based upon either usage (e.g., minutes of traffic/bytes of data processed) or period of time (e.g., monthly service fees).

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

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2017, 2018 and 2019

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

To allocate the transaction price to each performance obligation on a relative stand-alone price basis, the Group determines the stand-alone selling price at contract inception of the distinct good or service underlying each performance obligation in the contract and allocate the transaction price in proportion to those stand-alone selling price. The standalone selling price is the price at which the Group would sell a promised good or service separately to the customer. The best evidence of a stand-alone selling price is the observable price of a good or service when the Group sells that good or service separately in similar circumstances and to similar customers. The Group recognizes the allocated amount as contract assets or contract liabilities, and amortizes it through the remaining period which is adjusted in operating profit.

The adoption of the new revenue standard in some cases resulted in the early recognition of revenue from the sale of handsets, which are usually recognized upon the transfer of control to the customer, due to the allocation of discounts between the performance obligations arising from the sale of plans that include mobile services as well as handsets. The difference between the carrying value of sales of handsets, and the amount received from the customer is recorded as a contractual asset and/or liability at the beginning of the contract. Revenue from telecommunication services, in turn, will be recognized in the statement of income based on the allocation of the transaction price, and to the extent that services are being provided to customers in monthly basis.

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

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2017, 2018 and 2019

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

The Group recognizes a deferred tax liability for taxable temporary differences associated with investments in subsidiaries, associates, and interests in joint arrangements, except to the extent that the Group is able to control the timing of the reversal of the temporary difference and it is probable that the temporary difference will not reverse in the foreseeable future. In addition, The Group recognizes a deferred tax asset for all deductible temporary differences arising from such investments to the extent that it is probable the temporary difference will reverse in the foreseeable future and taxable profit will be available against which the temporary difference can be utilized.

Deferred tax assets and liabilities are offset when there is a legally enforceable right to offset current tax assets and liabilities and when the deferred tax balances relate to the same taxation authority. Current tax assets and liabilities are offset when the Group has a legally enforceable right to offset and intends either to settle on a net basis, or to realize the assets and settle the liability simultaneously.

The Group adopts the consolidated corporate tax return and calculates income tax expenses and income tax liabilities of the Group based on systematic and reasonable methods.

2.27	Dividend

Dividend distribution to the Group’s shareholders is recognized as a liability in the consolidated financial statements in the period in which the dividends are approved by the Group’s shareholders.

2.28	Approval of the Consolidated Financial Statements

The consolidated financial statements for 2019 were approved for issuance by the Board of Directors on April 28, 2020.

3.	Critical Accounting Estimates and Assumptions

The preparation of consolidated financial statements requires the Group to make estimates and assumptions concerning the future. Management exercise judgement in applying the Group’s accounting policies. Estimates and assumptions are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. As the resulting accounting estimates will, by definition, seldom equal the related actual results, it can contain a significant risk of causing a material adjustment.

The estimates and assumptions that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year are discussed below.

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2017, 2018 and 2019

Additional information of significant judgement and assumptions of certain items are included in relevant notes.

3.1	Impairment of Non-Financial Assets (including Goodwill)

The Group determines the recoverable amount of a cash generating unit (CGU) based on fair value or value-in-use calculations assess non-financial assets (including goodwill) for impairment (Note 13).

3.2	Income Taxes

The Group’s taxable income generated from these operations are subject to income taxes based on tax laws and interpretations of tax authorities in numerous jurisdictions. There are many transactions and calculations for which the ultimate tax determination is uncertain (Note 29).

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

The provision for impairment for financial assets are based on assumptions about risk of default and expected loss rates. The Group uses judgement in making these assumptions and selecting the inputs to the impairment calculation based on the Group’s past history, existing market conditions as well as forward looking estimates at the end of each reporting period (Note 37).

3.5	Net Defined Benefit Liability

The present value of net defined benefit liability depends on a number of factors that are determined on an actuarial basis using a number of assumptions including the discount rate (Note 18).

3.6	Amortization of Contract Assets, Contract Liabilities and Contract Cost Assets

Contract assets, contract liabilities and contract cost assets recognized under the application of IFRS 15 are amortized over the expected periods of customer relationships. The estimate of the expected terms of customer relationship is based on the historical data. If management’s estimate changes, it may cause significant differences in the timing of revenue recognition and amounts recognized.

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2017, 2018 and 2019

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

4.	Financial Instruments by Category

Financial instruments by category as at December 31, 2018 and 2019, are as follows:

(In millions of Korean won)	December 31, 2018
Financial assets	Financial assets at amortized cost		Financial assets at fair value through profit or loss		Financial assets at fair value through other comprehensive income		Derivatives used for hedging		Total
Cash and cash equivalents	￦	2,703,422	￦	—	￦	—	￦	—	￦	2,703,422
Trade and other receivables		5,425,996		—		1,097,348		—		6,523,344
Other financial assets		484,271		777,685		326,157		29,843		1,617,956

(In millions of Korean won)	December 31, 2018
Financial liabilities	Financial liabilities at amortized cost		Financial liabilities at fair values through profit and loss		Derivatives used for hedging		Total
Trade and other payables	￦	8,357,520	￦	—	￦	—	￦	8,357,520
Borrowings		6,648,293		—		—		6,648,293
Other financial liabilities		99,330		7,758		57,308		164,396

(In millions of Korean won)	December 31, 2019
Financial assets	Financial assets at amortized cost		Financial assets at fair value through profit or loss		Financial assets at fair value through other comprehensive income		Derivatives used for hedging		Total
Cash and cash equivalents	￦	2,305,894	￦	—	￦	—	￦	—	￦	2,305,894
Trade and other receivables[1]		5,748,459		—		1,256,266		—		7,004,725
Other financial assets		441,804		632,324		557,342		58,576		1,690,046

1	Lease receivables and others which are not applied to financial instruments by category are excluded.

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2017, 2018 and 2019

(In millions of Korean won)	December 31, 2019
Financial liabilities	Financial liabilities at amortized cost		Financial liabilities at fair values through profit and loss		Derivatives used for hedging		Total
Trade and other payables	￦	8,679,698	￦	—	￦	—	￦	8,679,698
Borrowings		7,298,867		—		—		7,298,867
Other financial liabilities		129,945		38		20,096		150,079

Gains or losses arising from financial instruments by category for the years ended December 31, 2017, 2018 and 2019, are as follows:

(In millions of Korean won)	2017		2018		2019
Financial assets at amortized cost
Interest income[1,5]	￦	108,608	￦	93,233	￦	79,838
Gain(loss) on foreign currency transaction[4]		(11,949)		19,396		32,293
Loss on foreign currency translation[4]		(12,354)		(2,901)		(474)
Gain(loss) on disposal		(20,351)		44		(43)
Loss on valuation		(44,219)		(110,544)		(59,947)
Financial assets at fair value through profit or loss
Interest income[1]		—		9,194		5,634
Dividend income		—		1,207		1,096
Gain on valuation		—		10,768		4,334
Gain on disposal		—		1,713		5,115
Loss on foreign currency translation		—		—		(27)
Financial assets at fair value through other comprehensive income
Interest income[1]		—		163,390		217,355
Dividend income		—		1,704		2,312
Impairment loss		—		(2,416)		(304)
Loss on disposal		—		(13,818)		(11,247)
Other comprehensive income for the year[2]		—		43,811		167,152
Assets at fair value through profit or loss
Dividend income		1		—		—
Gain on disposal		153		—		—
Loss on valuation		(464)		—		—
Derivative assets used for hedging
Gain(loss) on transaction		(58,569)		7,272		6,332
Gain(loss) on valuation		(63,640)		22,065		56,537
Other comprehensive income(loss) for the year[2]		(44,429)		20,078		46,806
Reclassified to profit or loss from other comprehensive income for the year[2,3]		50,231		(15,891)		(39,604)
Available-for-sale
Interest income[1]		453		—		—
Dividend income		5,174		—		—
Gain on disposal		89,598		—		—

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2017, 2018 and 2019

(In millions of Korean won)	2017		2018		2019
Impairment loss		(6,137)		—		—
Other comprehensive income for the year[2]		51,235		—		—
Reclassified to profit or loss from other comprehensive income for the year[2]		(55,450)		—		—
Financial liabilities at fair value through profit or loss
Gain on disposal		—		—		2,664
Loss on valuation		(3,078)		(2,708)		(1,936)
Derivative liabilities used for hedging
Gain on transactions		—		20,678		—
Gain(loss) on valuation		(145,885)		42,195		4,949
Other comprehensive income for the year[2]		(66,624)		(2,810)		20,742
Reclassified to profit or loss from other comprehensive income for the year [2,3]		91,698		(28,388)		(5,080)
Financial liabilities at amortized cost
Interest expense[1,5]		(302,464)		(296,894)		(223,974)
Loss on repayment		—		(15)		—
Gain(loss) on foreign currency transaction[4]		62,347		(30,956)		(20,958)
Gain(loss) on foreign currency translation[4]		225,695		(66,050)		(75,502)
Total	￦	(150,420)	￦	(116,643)	￦	214,063

1

BC Card, a subsidiary of the Group, recognized interest income and expense as operating revenue and expense, respectively. Related interest income recognized as operating revenue is ￦ 21,018 million (2017: ￦ 15,561 million, 2018: ￦ 21,021 million) and interest expense recognized as operating expense is ￦ 548 million (2017: ￦ 0 million, 2018: ￦ 21 million) for the year ended December 31, 2019.

2	The amounts directly reflected in equity after adjustments of deferred income tax.
3

During the year, certain derivatives of the Group were settled and the related gain or loss on valuation of cash flow hedge in other comprehensive income was reclassified to profit or loss for the year.

4

BC Card Co., Ltd., a subsidiary of the Group recognized foreign currency translation/transaction gain and loss and as operating income and expenses. In relation to this, foreign currency translation gain and loss recognized as operating revenue and expense amount to ￦ 5 million (2017: ￦ 3 million. 2018: ￦ 0 million) and ￦ 17,006 million (2017 : ￦ 11,409 million, 2018: ￦ 20,422 million), respectively, for the year ended December 31, 2019.

5	Interest income (interest expense) from lease receivables (lease liabilities) is excluded as it is not subject to classification of financial instruments (Note 21).

5.	Cash and Cash Equivalents

Cash and cash equivalents include cash on hand, deposits held at call with banks, and other short-term highly liquid investments with original maturities of less than three months.

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2017, 2018 and 2019

Restricted cash and cash equivalents as at December 31, 2018 and 2019, are as follows:

(In millions of Korean won)	Type	December 31, 2018	December 31, 2019	Description
Restricted cash and cash equivalents	Restricted deposit	￦ 23,970	￦ 21,290	Deposit restricted for governmental project and others

Cash and cash equivalents in the statement of financial position equal to cash and cash equivalents in the statement of cash flows.

6.	Trade and Other Receivables

Trade and other receivables as at December 31, 2018 and 2019, are as follows:

	December 31, 2018
(In millions of Korean won)	Total amounts		Provision for impairment		Present value discount		Carrying amount
Current assets
Trade receivables	￦	3,422,086	￦	(357,548)	￦	(9,873)	￦	3,054,665
Other receivables		2,700,792		(74,948)		(160)		2,625,684

	￦	6,122,878	￦	(432,496)	￦	(10,033)	￦	5,680,349

Non-current assets
Trade receivables	￦	402,027	￦	(2,376)	￦	(17,970)	￦	381,681
Other receivables		506,061		(18,874)		(25,873)		461,314

	￦	908,088	￦	(21,250)	￦	(43,843)	￦	842,995

	December 31, 2019
(In millions of Korean won)	Total amounts		Provision for impairment		Present value discount		Carrying amount
Current assets
Trade receivables	￦	3,451,107	￦	(291,202)	￦	(9,510)	￦	3,150,395
Other receivables		2,787,144		(78,572)		(271)		2,708,301

	￦	6,238,251	￦	(369,774)	￦	(9,781)	￦	5,858,696

Non-current assets
Trade receivables	￦	874,860	￦	(4,117)	￦	(43,597)	￦	827,146
Other receivables		382,468		(5,108)		(22,708)		354,652

	￦	1,257,328	￦	(9,225)	￦	(66,305)	￦	1,181,798

The fair values of trade and other receivables with original maturities less than one year equal to their carrying amounts because the discounting effect is immaterial. The fair value of trade and other receivables with original maturities longer than one year, which are mainly from sales of goods, is determined discounting the expected future cash flow at the weighted average interest rate.

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2017, 2018 and 2019

Details of changes in provision for impairment for the years ended December 31, 2018 and 2019, are as follows:

	2018				2019
(In millions of Korean won)	Trade receivables		Other receivables		Trade receivables		Other receivables
Beginning balance	￦	439,427	￦	84,372	￦	359,924	￦	93,822
Provision		91,282		21,783		24,596		35,597
Reversal		—		(104)		—		(475)
Written-off or transfer out		(170,597)		(14,416)		(90,513)		(44,108)
Others		(188)		2,187		1,312		(1,156)

Ending balance	￦	359,924	￦	93,822	￦	295,319	￦	83,680

Provisions for impairment on trade and other receivables are recognized as operating expenses and finance costs.

Details of other receivables as at December 31, 2018 and 2019, are as follows:

(In millions of Korean won)	December 31, 2018		December 31, 2019
Loans	￦	88,476	￦	84,148
Receivables[1]		2,612,753		2,540,315
Accrued income		10,171		8,630
Refundable deposits		370,481		352,293
Loans receivable		54,952		105,961
Finance lease receivables		22,230		39,726
Others		21,757		15,560
Less: Provision for impairment		(93,822)		(83,680)

	￦	3,086,998	￦	3,062,953

1

Settlement receivables of BC Card Co., Ltd., a subsidiary of the Group, of ￦ 1,786,610 million related to debit and credit card transactions are included as at December 31, 2019 (2018: ￦ 1,895,575 million).

The maximum exposure of trade and other receivables to credit risk is the carrying amount of each class of receivables mentioned above as at December 31, 2019.

A portion of the trade receivables is classified as financial assets at fair value through other comprehensive income considering the trade receivables business model for managing the asset and the cash flow characteristics of the contract.

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2017, 2018 and 2019

7.	Other Financial Assets and Liabilities

Details of other financial assets and liabilities as at December 31, 2018 and 2019, are as follows:

(In millions of Korean won)	December 31, 2018		December 31, 2019
Other financial assets
Financial assets at amortized cost[1]	￦	484,271	￦	441,804
Financial assets at fair value through profit or loss[1,2]		777,685		632,324
Financial assets at fair value through other comprehensive income		326,157		557,342
Derivative used for hedging		29,843		58,576
Less: Non-current		(623,176)		(821,658)

Current	￦	994,780	￦	868,388

Other financial liabilities
Financial liabilities at amortized cost
Financial liabilities at fair value through profit or loss	￦	99,330	￦	129,945
Derivatives used for hedging		7,758		38
Less: Non-current		57,308		20,096
Current		(163,454)		(149,136)

Other financial assets	￦	942	￦	943

1

As at December 31, 2019, the Group’s other financial assets amounting to ￦ 91,445 million (2018: ￦ 60,978 million), which consist of checking account deposits and payment guarantee, are subject to withdrawal restrictions.

2	As at December 31, 2019, MMW(Money Market Wrap) and MMT(Money Market Trust) amounting to ￦ 406,062 million (2018: ￦ 610,862 million) is included in other financial assets.

Details of financial assets at fair value through profit or loss as at December 31, 2018 and 2019, are as follows:

(In millions of Korean won)	December 31, 2018		December 31, 2019
Equity Instruments (Listed)	￦	121	￦	232
Equity Instruments (Unlisted)		62,911		90,357
Debt securities		714,653		541,657

Derivatives held for trading		—		78

Total		777,685		632,324
Less: non-current		(269,148)		(219,026)

Current	￦	508,537	￦	413,298

The maximum exposure of debt instruments of financial assets recognized at fair value through profit or loss to credit risk is carrying amount as at December 31, 2019.

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2017, 2018 and 2019

Investment in Korea Software Financial Cooperative amounting to ￦1,849 million is provided as collateral.

Details of financial assets at fair value through other comprehensive income as at December 31, 2018 and 2019, are as follows:

(In millions of Korean won)	December 31, 2018		December 31, 2019
Equity Instruments (Listed)	￦	8,861	￦	6,738
Equity Instruments (Unlisted)		310,387		543,518
Debt securities		6,909		7,086

Total		326,157		557,342
Less: non-current		(326,157)		(556,147)

Current	￦	—	￦	1,195

Upon disposal of these equity investments, any balance within the accumulated other comprehensive income for these equity investments is not classified to profit or loss, but to retained earnings. Upon disposal of debt investments, remaining balance of the accumulated other comprehensive income of debt instruments is reclassified to profit or loss.

Derivatives used for hedge as at December 31, 2018 and 2019, are as follows:

	December 31, 2018				December 31, 2019
(In millions of Korean won)	Assets		Liabilities		Assets		Liabilities
Interest rate swap[1]	￦	—	￦	599	￦	—	￦	1,464
Currency swap[2]		29,843		54,074		55,569		18,632
Currency forwards[3]		—		2,635		3,007		—

Total		29,843		57,308		58,576		20,096
Less: non-current		(4,732)		(56,366)		(28,304)		(19,177)

Current	￦	25,111	￦	942	￦	30,272	￦	919

1	The interest rate swap contract is to hedge the risk of variability in future fair value of the bond.
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

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2017, 2018 and 2019

The valuation gains and losses on the derivatives contracts for the years ended December 31, 2017, 2018 and 2019, are as follows:

(In millions of Korean won)	2017						2018						2019
Type of Transaction	Valuation gain		Valuation loss		Other comprehensive income[1]		Valuation gain		Valuation loss		Other comprehensive income[1]		Valuation gain		Valuation loss		Other comprehensive income[1]
Interest rate swap	￦	38	￦	—	￦	637	￦	192	￦	—	￦	(488)	￦	—	￦	45	￦	(963)
Currency swap		19		187,468		(146,752)		58,912		2,045		22,139		72,417		15,784		87,626
Currency forwards		—		22,114		(393)		7,201		—		—		4,858		—		4,858

Total	￦	57	￦	209,582	￦	(146,508)	￦	66,305	￦	2,045	￦	21,651	￦	77,275	￦	15,829	￦	91,521

1	The amounts before adjustments of deferred income tax directly reflected in equity and allocation to the non-controlling interest.

The ineffective portion recognized in profit or loss on the cash flow hedge is valuation gain of ￦ 4,181 million for the current period (2017: valuation loss of ￦ 1,961 million, 2018: valuation gain of ￦ 263 million).

Details of financial liabilities at fair value through profit or loss as at December 31, 2018 and 2019, are as follows:

(In millions of Korean won)	December 31, 2018		December 31, 2019
Financial liabilities at fair value through profit or loss
Derivative liabilities held for trading	￦	7,758	￦	38

The valuation gain and loss on financial liabilities at fair value through profit or loss for the years ended December 31, 2017, 2018 and 2019, are as follows:

(In millions of Korean won)	2017				2018			2019
	Valuation gain		Valuation loss		Valuation gain	Valuation loss		Valuation gain		Valuation loss
Derivative liabilities held for trading	￦	—	￦	3,078	￦	￦	2,707	￦	78	￦	2,014

8.	Inventories

Inventories as at December 31, 2018 and 2019, are as follows:

	December 31, 2018						December 31, 2019
(In millions of Korean won)	Acquisition cost		Valuation allowance		Book amount		Acquisition cost		Valuation allowance		Book amount
Merchandise	￦	794,020	￦	(113,581)	￦	680,439	￦	805,691	￦	(144,438)	￦	661,253
Others		394,195		—		394,195		130,424		—		130,424

Total	￦	1,188,215	￦	(113,581)	￦	1,074,634	￦	936,115	￦	(144,438)	￦	791,677

Cost of inventories recognized as expenses for year ended December 31, 2019, amounts to ￦ 3,905,630 million (2017: ￦ 3,855,089 million, 2018: ￦ 3,926,199 million) and valuation loss on inventory recognized amounts to ￦ 30,857 million for year ended December 31, 2019 (2017: valuation loss on inventory amounts to ￦ 11,165 million, 2018: valuation loss on inventory amounts to ￦ 55,288 million,).

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2017, 2018 and 2019

9.	Other Assets and Liabilities

Other assets and liabilities as at December 31, 2018 and 2019, are as follows:

(In millions of Korean won)	December 31, 2018		December 31, 2019
Other assets
Advance payments	￦	162,784	￦	179,475
Prepaid expenses[1]		1,667,372		1,935,037
Contract assets[1]		398,797		557,041
Others		4,490		14,243
Less: Non-current		(545,895)		(685,488)

Current	￦	1,687,548	￦	2,000,308

Other liabilities
Advances received[1]	￦	518,914	￦	333,344
Withholdings		89,403		99,844
Unearned revenue[1]		39,528		65,228
Lease liabilities		163,858		729,139
Contract liabilities[1]		347,462		365,610
Others		24,909		23,297
Less: Non-current		(528,160)		(584,504)

Current	￦	655,914	￦	1,031,958

1	The amounts include adjustments arising from adoption of IFRS 15 (Note 26).

10.	Assets Held for Sale

In the prior period, the Group decided to sell total shares of PT Mitra Transksi Indonesia, investments in associates, with the approval of the Board of Directors and shareholders. Associated asset, amounting to ￦ 13,035 million, was presented as assets held for sale and was sold in the current year.

During the current period, the Group decided to sell some real estates and classified them as assets held for sale, amounting to ￦ 82,865 million.

Assets classified as assets held for sale were measured at fair value less costs to sell in accordance with IFRS 5, which is the non-recurring fair value measured using the recent selling price of similar projects that are observable inputs. The impairment loss recognized in relation to the assets held for sale as at December 31, 2019 is ￦ 7,586 million and is classified as other expenses (loss of assets held for sale).

The Group has decided to sell all of the equity holdings of ISU-kth Content Investment Cooperative. As at December 31, 2019, the Group presents ￦ 737 million as assets held for sale.

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2017, 2018 and 2019

11.	Property and Equipment

Changes in property and equipment for the years ended December 31, 2018 and 2019, are as follows:

	2018
(In millions of Korean won)	Land		Buildings and structures		Machinery and equipment		Others		Construction- in-progress		Total
Acquisition cost	￦	1,268,789	￦	3,750,861	￦	35,971,877	￦	1,920,571	￦	714,706	￦	43,626,804
Less: Accumulated depreciation (including accumulated impairment loss and others)		(132)		(1,738,439)		(26,911,068)		(1,413,733)		(1,113)		(30,064,485)

Beginning, net		1,268,657		2,012,422		9,060,809		506,838		713,593		13,562,319
Acquisition and capital expenditure		9,897		1,728		137,088		101,832		2,037,085		2,287,630
Disposal and termination		(3,718)		(2,640)		(113,266)		(4,336)		(582)		(124,542)
Depreciation		—		(132,353)		(2,398,782)		(159,625)		—		(2,690,760)
Impairment		—		(5,551)		(1,237)		(8,935)		(170)		(15,893)
Transfer in (out)		7,663		127,052		1,767,878		9,525		(1,911,094)		1,024
Inclusion in scope of consolidation		—		44		4,228		2,526		—		6,798
Transfer from(to) investment properties		(3,080)		5,366		—		37,077		—		39,363
Others		1,768		1,617		18,298		(6,521)		(12,844)		2,318

Ending, net	￦	1,281,187	￦	2,007,685	￦	8,475,016	￦	478,381	￦	825,988	￦	13,068,257

Acquisition cost	￦	1,281,319	￦	3,873,074	￦	36,327,007	￦	1,981,646	￦	826,583	￦	44,289,629
Less: Accumulated depreciation (including accumulated impairment loss and others)		(132)		(1,865,389)		(27,851,991)		(1,503,265)		(595)		(31,221,372)

	2019
(In millions of Korean won)	Land		Buildings and structures		Machinery and equipment		Others		Construction- in-progress		Total
Acquisition cost	￦	1,281,319	￦	3,873,074	￦	36,327,007	￦	1,981,646	￦	826,583	￦	44,289,629
Less: Accumulated depreciation (including accumulated impairment loss and others)		(132)		(1,865,389)		(27,851,991)		(1,503,265)		(595)		(31,221,372)

Beginning, net		1,281,187		2,007,685		8,475,016		478,381		825,988		13,068,257
Changes in accounting policy[1]		—		(149)		(12,947)		(196,932)		—		(210,028)
Acquisition and capital expenditure		338		4,523		205,359		64,072		3,419,136		3,693,428
Disposal and termination		(1,352)		(4,213)		(76,457)		(4,109)		(1,362)		(87,493)
Depreciation		—		(134,350)		(2,278,286)		(89,940)		—		(2,502,576)
Impairment		—		(32)		(41,450)		(1,751)		(27)		(43,260)
Transfer in (out)		126,066		270,980		2,742,671		16,218		(3,217,044)		(61,109)
Transfer to investment properties		(33,254)		(8,081)		—		—		—		(41,335)
Transfer to assets held-for-sale		(89,330)		(1,121)		—		—		—		(90,451)
Others		(21,474)		26,822		79,345		1,596		(26,423)		59,866

Ending, net	￦	1,262,181	￦	2,162,064	￦	9,093,251	￦	267,535	￦	1,000,268	￦	13,785,299

Acquisition cost	￦	1,262,313	￦	4,125,229	￦	37,654,635	￦	1,612,108	￦	1,001,171	￦	45,655,456
Less: Accumulated depreciation (including accumulated impairment loss and others)		(132)		(1,963,165)		(28,561,384)		(1,344,573)		(903)		(31,870,157)

1	With the application of IFRS 16, property and equipment were reclassified to right-of-use assets (Note 40).

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2017, 2018 and 2019

Details of property and equipment provided as collateral as at December 31, 2018 and 2019, are as follows:

(In millions of Korean won)	December 31, 2018
	Carrying amount		Secured amount		Related line item	Related amount		Secured party
Land and Buildings	￦	13,163	￦	15,113	Borrowings	￦	7,878	Standard Chartered Bank, Korea Development Bank
Others		50,278		40,252			10,063	Shinhan Bank

(In millions of Korean won)	December 31, 2019
	Carrying amount		Secured amount		Related line item	Related amount		Secured party
Land and Buildings	￦	17,097	￦	18,705	Borrowings	￦	4,347	Industrial Bank of Korea, Korea Development Bank , K Bank, Inc.
Others		45,851		41,681			3,473	Shinhan Bank

The borrowing costs capitalized for qualifying assets amount to ￦ 6,360 million (2018: ￦ 7,329) in 2019. The interest rate applied to calculate the capitalized borrowing costs in 2019 is 2.63% (2018: 3.22%).

12.	Investment Properties

Changes in investment properties for the years ended December 31, 2018 and 2019, are as follows:

(In millions of Korean won)	2018
	Land		Buildings		Construction- in-progress		Total
Acquisition cost	￦	358,358	￦	1,191,687	￦	39,973	￦	1,590,018
Less: Accumulated depreciation		(1,568)		(398,919)		—		(400,487)

Beginning, net		356,790		792,768		39,973		1,189,531
Acquisition		1,111		7		74,145		75,263
Disposal and termination		(4,729)		(10,238)		—		(14,967)
Depreciation		—		(44,653)		—		(44,653)
Transfer from(to) property and equipment		3,080		(5,366)		(37,077)		(39,363)
Transfer and others		(7,404)		9,597		(76,920)		(74,727)

Ending, net	￦	348,848	￦	742,115	￦	121	￦	1,091,084

Acquisition cost	￦	350,417	￦	1,168,379	￦	121	￦	1,518,917
Less: Accumulated depreciation (including accumulated impairment loss and others)		(1,569)		(426,264)		—		(427,833)

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2017, 2018 and 2019

(In millions of Korean won)	2019
	Land		Buildings		Construction- in-progress		Total
Acquisition cost	￦	350,417	￦	1,168,379	￦	121	￦	1,518,917
Less: Accumulated depreciation		(1,569)		(426,264)		—		(427,833)

Beginning, net	￦	348,848	￦	742,115	￦	121	￦	1,091,084
Changes in accounting policy [1]		—		46,666		—		46,666
Acquisition		148,511		103,774		1,781		254,066
Disposal and termination		(285)		(1,408)		—		(1,693)
Depreciation		—		(65,178)		—		(65,178)
Transfer from property and equipment		33,254		8,081		—		41,335
Transfer and others		23,268		(2,118)		—		21,150

Ending, net	￦	553,596	￦	831,932	￦	1,902	￦	1,387,430

Acquisition cost	￦	555,164	￦	1,323,518	￦	1,902	￦	1,880,584
Less: Accumulated depreciation (including accumulated impairment loss and others)		(1,568)		(491,586)		—		(493,154)

1	With the application of IFRS 16, right-of-use-assets were partially reclassified to investment properties (Note 21).

The fair value of investment properties is ￦2,304,583 million as at December 31, 2019 (December 31, 2018: ￦1,821,061 million). The fair value of investment properties is estimated based on the expected cash flow.

Rental income from investment properties is ￦198,636 million in 2019 (2018: ￦207,795 million) and direct operating expenses (including repairs and maintenance) arising from investment properties that generated rental income during the period are recognized as operating expenses.

As at December 31, 2019, the Group (Lessor) has entered into a non-cancellable operating lease contract relating to real estate lease. The future minimum lease fee under this contract is ￦100,443 million for one year or less, ￦120,939 million more than one year and less than five years, ￦ 58,410 million over five years, and ￦279,792 million in total.

Details of investment properties provided as collateral as at December 31, 2018 and 2019, are as follows:

(In millions of Korean won)	December 31, 2018
	Carrying amount		Secured amount		Related account	Related amount
Land and Buildings	￦	548,567	￦	66,551	Deposits	￦	59,492
Land and Buildings	￦	5,292	￦	3,987	Borrowings	￦	3,322

(In millions of Korean won)	December 31, 2019
	Carrying amount		Secured amount		Related account	Related amount
Land and Buildings	￦	854,874	￦	62,896	Deposits	￦	56,831
Land and Buildings	￦	1,915	￦	3,044	Borrowings	￦	1,903

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2017, 2018 and 2019

13.	Intangible Assets

Changes in intangible assets for the years ended December 31, 2018 and 2019, are as follows:

	2018
(In millions of Korean won)	Goodwill		Development costs		Software		Frequency usage rights		Others		Total
Acquisition cost		474,908		1,643,886		893,500		2,530,341		1,171,378		6,714,013
Less: Accumulated amortization (including accumulated impairment loss and others)		(306,028)		(1,225,327)		(703,259)		(1,165,399)		(681,297)		(4,081,310)

Beginning, net	￦	168,880	￦	418,559	￦	190,241	￦	1,364,942	￦	490,081	￦	2,632,703
Acquisition and capital expenditure		—		56,670		29,800		1,110,865		133,837		1,331,172
Disposal and termination		—		(3,436)		(736)		(558)		(10,687)		(15,417)
Amortization		—		(147,304)		(72,185)		(318,815)		(91,222)		(629,526)
Impairment		(518)		—		(222)		—		(12,256)		(12,996)
Inclusion in scope of consolidation		67,696		—		2,073		—		23,950		93,719
Others		—		10,621		16,973		66		(20,192)		7,468

Ending, net	￦	236,058	￦	335,110	￦	165,944	￦	2,156,500	￦	513,511	￦	3,407,123

Acquisition cost		542,074		1,680,372		947,312		3,641,231		1,253,281		8,064,270
Less: Accumulated amortization (including accumulated impairment loss and others)		(306,016)		(1,345,262)		(781,368)		(1,484,731)		(739,770)		(4,657,147)

	2019
(In millions of Korean won)	Goodwill		Development costs		Software		Frequency usage rights		Others		Total
Acquisition cost		542,074		1,680,372		947,312		3,641,231		1,253,281		8,064,270
Less: Accumulated amortization (including accumulated impairment loss and others)		(306,016)		(1,345,262)		(781,368)		(1,484,731)		(739,769)		(4,657,146)

Beginning, net	￦	236,058	￦	335,110	￦	165,944	￦	2,156,500	￦	513,512	￦	3,407,124
Changes in accounting policy[1]		—		—		—		—		(26,207)		(26,207)
Acquisition and capital expenditure		—		47,903		30,965		—		99,826		178,694
Disposal and termination		—		(3,019)		(1,267)		(284)		(11,109)		(15,679)
Amortization		—		(115,839)		(68,222)		(399,382)		(77,262)		(660,705)
Impairment		(605)		(1,333)		(1,807)		(3,035)		(55,118)		(61,898)
Others		117		9,812		11,768		142		(9,131)		12,708

Ending, net	￦	235,570	￦	272,634	￦	137,381	￦	1,753,941	￦	434,511	￦	2,834,037

Acquisition cost		541,596		1,661,372		978,139		3,622,327		1,193,048		7,996,482
Less: Accumulated amortization (including accumulated impairment loss and others)		(306,026)		(1,388,738)		(840,758)		(1,868,386)		(758,537)		(5,162,445)

1	With the application of IFRS 16, intangible assets were reclassified to right-of-use assets (Note 40).

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2017, 2018 and 2019

The carrying amount of membership rights and others, excluding goodwill, with indefinite useful life not subject to amortization is ￦ 203,240 million (2018: ￦ 239,619 million) as at December 31, 2019.

In relation to KT Skylife TV Co., Ltd., the Group recognized impairment loss of ￦ 38,519 million in Others as at December 31, 2019 as the carrying amount of cash-generating units exceeded its recoverable amount, and recognized other expenses in the consolidated statements of operations during the current period. The recoverable amount is based on fair value less value in use or disposal costs, and the discount rate applied in computing the recoverable amount is 7.3%. A terminal growth rate of 0.0% was applied for the cash flows expected to be incurred after five years. This growth rate does not exceed the average growth rate of the industry which the cash-generating unit belongs in. The Group estimated its revenue growth rate (-)1.25% based on past performance and its expectation of future market changes.

Goodwill is allocated to the Group’s cash-generating unit which is identified by operating segments. As at December 31, 2019, goodwill allocated to each cash-generating unit is as follows:

(In millions of Korean won)
Operating Segment	Cash generating Unit	Amount

ICT[6]	Mobile services[1]	￦	65,057
Finance	BC Card Co., Ltd.[2]		41,234
Others	GENIE Music Corporation (KT Music Corporation)[3]		53,871
	PlayD Co., Ltd. (N SEARCH MARKETING Co., Ltd.)[4]		42,745
	KT Telecop Co., Ltd.[5]		15,418
	KT MOS Bukbu Co., Ltd and others		17,245

	Total	￦	235,570

1

The recoverable amounts of mobile business are calculated based on value-in use calculations. These calculations use discounted cash flow projections for the next five years based on financial budgets. A terminal growth rate of 0.0% was applied for the cash flows expected to be incurred after five years. This growth rate does not exceed the average growth rate of the industry which the cash-generating unit belongs in. The Group estimated its revenue growth rate 0.42% based on past performance and its expectation of future market changes. In addition, management estimated the cash flow based on past performance and its expectation of market growth, and the discount rates 6.21% used reflected specific risks relating to the relevant CGU. As a result of the impairment test, the Group concluded that the carrying amount of CGU does not exceed the recoverable amount. Accordingly, the Group did not recognize an impairment loss on goodwill on mobile business for the years ended December 31, 2017, 2018 and 2019.

2

The recoverable amounts of BC Card Co., Ltd. are calculated based on value-in use calculations. These calculations use discounted cash flow projections for the next five years based on financial budgets. A terminal growth rate of 0.0% was applied for the cash flows expected to be incurred after five years. This growth rate does not exceed the average growth rate of the industry which the cash-generating unit belongs in. The Group estimated its revenue growth rate 0.79% based on past performance and its expectation of future market changes. In addition, management estimated the cash flow based on past performance and its expectation of market growth, and the discount rates 6.00% used reflected specific risks relating to the relevant CGU. As a result of the impairment test, the Group concluded that the carrying amount of CGU does not exceed the recoverable amount. Accordingly, the Group did not recognize an impairment loss on goodwill on BC Card Co., Ltd. for the years ended December 31, 2017, 2018 and 2019.

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2017, 2018 and 2019

3	The recoverable amount of GENIE Music Corporation (KT Music Corporation) is calculated based on fair value less cost to sell.
4

The recoverable amounts of PlayD Co., Ltd. (N search Marketing Co., Ltd.) are calculated based on value-in use calculations. These calculations use discounted cash flow projections for the next five years based on financial budgets. A terminal growth rate of 1.0% was applied for the cash flows expected to be incurred after five years. This growth rate does not exceed the average growth rate of the industry which the cash-generating unit belongs in. The Group estimated its revenue growth rate 2.57% based on past performance and its expectation of future market changes. In addition, management estimated the cash flow based on past performance and its expectation of market growth, and the discount rates 8.68% used reflected specific risks relating to the relevant CGUs. As a result of the impairment test, the Group concluded that the carrying amount of CGUs does not exceed the recoverable amount. Accordingly, the Group did not recognize an impairment loss on goodwill on PlayD Co., Ltd. (N search Marketing Co., Ltd.) for the years ended December 31, 2017, 2018 and 2019.

5

The recoverable amounts of KT Telecop Co., Ltd. are calculated based on value-in use calculations. These calculations use discounted cash flow projections for the next five years based on financial budgets. A terminal growth rate of 1.0% was applied for the cash flows expected to be incurred after five years. This growth rate does not exceed the average growth rate of the industry which the cash-generating unit belongs in. The Group estimated its revenue growth rate 5.74% based on past performance and its expectation of future market changes. In addition, management estimated the cash flow based on past performance and its expectation of market growth, and the discount rates 6.87% used reflected specific risks relating to the relevant CGUs. As a result of the impairment test, the Group concluded that the carrying amount of CGU does not exceed the recoverable amount. Accordingly, the Group did not recognize an impairment loss on goodwill on KT Telecop Co., Ltd. for the years ended December 31, 2018 and 2019.

6

The Group performed its impairment assessment for long-lived assets attributed to the Information and Communication Technology (“ICT”) reporting segment, which includes the Cash-Generating Units of Mobile, Fixed line, and Corporate Services (the “CGUs”). The Group compared the carrying value of each CGU to the estimated recoverable amount. The recoverable amounts of ICT reporting segment are calculated based on value-in use calculations. These calculations use discounted cash flow projections for the next five years based on financial budgets. A terminal growth rate of 0.0% was applied for the cash flows expected to be incurred after five years. This growth rate does not exceed the average growth rate of the industry which the cash-generating unit belongs in. The Group estimated its revenue growth rate 0.42% ~ 3.84% based on past performance and its expectation of future market changes. In addition, management estimated the cash flow based on past performance and its expectation of market growth, and the discount rate 6.21%. Accordingly, the Group did not recognize an impairment loss on ICT reporting segment for the years ended December 31, 2017, 2018 and 2019.

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2017, 2018 and 2019

14.	Investments in Associates and Joint Ventures

Details of associates as at December 31, 2018 and 2019, are as follows:

	Percentage of ownership (%)		Location	Date of financial statements
	2018	2019
Korea Information & Technology Fund	33.3%	33.3%	Korea	December 31, 2018, December 31, 2019
KT-SB Venture Investment Fund[1]	50.0%	—	Korea	December 31, 2018
KT-IBKC Future Investment Fund 1[2]	50.0%	50.0%	Korea	December 31, 2018, December 31, 2019
KT-CKP New Media Investment Fund	49.7%	49.7%	Korea	December 31, 2018, December 31, 2019
K Bank Inc.[3]	10.0%	10.0%	Korea	December 31, 2018, December 31, 2019

1

At the beginning of the reporting period, although the Group owns 50% ownership in this entity, this entity was included in investments in joint ventures as the Group cannot unilaterally make decisions in determining the operating and financial policies and was disposed current period.

2

At the end of the reporting period, although the Group (KT-IBKC Future Investment Fund 1) owns 50% ownership, the equity method of accounting has been applied as the Group, which is a limited partner of the investment fund, because the Group cannot participate in determining the operating and financial policies.

3

At the end of the reporting period, although the Group owns less than 20% ownership in ordinary share, this entity is included in investments in associates as the Group has a significant influence in determining the operating and financial policies. Furthermore, 12.1% of non-voting convertible stock are excluded from the ownership percentage.

Changes in investments in associates and joint ventures for the years ended December 31, 2018 and 2019, are as follows:

(In millions of Korean won)	Beginning		Acquisition (Disposal)		Share of net profit from associates and joint ventures[1]		Others		Ending
Korea Information & Technology Fund	￦	139,534	￦	—	￦	15,037	￦	(6,316)	￦	148,255
KT-SB Venture Investment Fund		2,942		—		1,528		—		4,470
KT-IBKC Future Investment Fund[1]		10,825		(1,050)		1,028		(842)		9,961
KT-CKP New Media Investment Fund		2,294		(1,229)		(784)		—		281
K Bank Inc.		42,108		26,725		(19,504)		3,326		52,655
Others[2]		81,728		2,466		8,607		(36,016)		56,785

	￦	279,431	￦	26,912	￦	5,912	￦	(39,848)	￦	272,407

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2017, 2018 and 2019

(In millions of Korean won)	Beginning		Acquisition (Disposal)		Share of net profit from associates and joint ventures[1]		Others		Ending
Korea Information & Technology Fund	￦	148,255	￦	—	￦	17,956	￦	(2,236)	￦	163,975
KT-SB Venture Investment Fund		4,470		(4,470)		—		—		—
KT-IBKC Future Investment Fund[1]		9,961		3,750		389		—		14,100
KT-CKP New Media Investment Fund		281		(174)		27		—		134
K Bank Inc.		52,655		21,782		(28,865)		(414)		45,158
Others[2]		56,785		(7,867)		7,241		(11,866)		44,293

	￦	272,407	￦	13,021	￦	(3,252)	￦	(14,516)	￦	267,660

1

KT investment Co., Ltd., a subsidiary of the Group, recognized its share in net profit from associates and joint ventures as operating revenue and expense. These include its share in net loss from associates and joint ventures of ￦ 52 million (2018: ￦ 445 million) recognized as operating expense during the period.

2	The Group classified its entire interest in ISU-kth Content Investment Co., Ltd. as assets held for sale (Note 10).

Summarized financial information of associates and joint ventures as at and for the years ended December 31, 2018 and 2019, is as follows:

(In millions of Korean won)	December 31, 2018
	Current assets		Non-current assets		Current liabilities		Non-current liabilities
Korea Information & Technology Fund	￦	118,024	￦	326,740	￦	—	￦	—
KT-SB Venture Investment		4,322		4,624		6		—
KT-IBKC Future Investment Fund 1		19,922		—		—		—
KT-CKP New Media Investment Fund		25		540		—		—
K Bank Inc.		2,094,152		90,505		1,901,389		3,185

(In millions of Korean won)	2018
	Operating revenue		Profit (loss) for the year		Other comprehensive income(loss)		Total comprehensive income(loss)		Dividends received from associates
Korea Information & Technology Fund	￦	59,524	￦	45,110	￦	(13,422)	￦	31,688	￦	1,842
KT-SB Venture Investment		—		3,056		—		3,056		—
KT-IBKC Future Investment Fund 1		2,665		2,057		—		2,057		—
KT-CKP New Media Investment Fund		371		(629)		—		(629)		—
K Bank Inc.		66,787		(79,671)		1,432		(78,440)		—

(In millions of Korean won)	December 31, 2019
	Current assets		Non-current assets		Current liabilities		Non-current liabilities
Korea Information & Technology Fund	￦	113,233	￦	378,691	￦	—	￦	—
KT-IBKC Future Investment Fund 1		28,200		—		—		—
KT-CKP New Media Investment Fund		3		267		—		—
K Bank Inc.		2,480,065		78,566		2,350,375		3,784

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2017, 2018 and 2019

(In millions of Korean won)	2019
	Operating revenue		Profit (loss) for the year		Other comprehensive income(loss)		Total comprehensive income(loss)		Dividends received from associates
Korea Information & Technology Fund	￦	70,565	￦	53,867	￦	6,132	￦	59,999	￦	4,280
KT-IBKC Future Investment Fund 1		1,694		779		—		779		—
KT-CKP New Media Investment Fund		56		55		—		55		—
K Bank Inc.		92,712		(100,773)		(23)		(100,796)		—

Details of a reconciliation of the summarized financial information to the carrying amount of interests in the associates and joint ventures as at and for the years end December 31, 2018 and 2019, are as follows:

	December 31, 2018
(In millions of Korean won)	Net assets (a)		Percentage of ownership (b)	Share in net assets (c)=(a)x(b)		Intercompany transaction and others (d)		Book amount (c)+(d)
Korea Information & Technology Fund	￦	444,764	33.30%	￦	148,255	￦	—	￦	148,255
KT-SB Venture Investment		8,940	50.00%		4,470		—		4,470
KT-IBKC Future Investment Fund 1		19,922	50.00%		9,961		—		9,961
KT-CKP New Media Investment Fund		565	49.70%		280		—		280
K Bank Inc.[1]		280,083	10.00%		52,655		—		52,655

1	8.8% of non-voting convertible stock are excluded from percentage of ownership for K Bank Inc.

(In millions of Korean won)	December 31, 2019
	Net assets (a)		Percentage of ownership (b)	Share in net assets (c)=(a)x(b)		Intercompany transaction and others (d)		Book amount (c)+(d)
Korea Information & Technology Fund	￦	491,924	33.30%	￦	163,975	￦	—	￦	163,975
KT-IBKC Future Investment Fund 1		28,200	50.00%		14,100		—		14,100
KT-CKP New Media Investment Fund		270	49.70%		134		—		134
K Bank Inc.[1]		204,472	10.00%		45,158		—		45,158

1	12.1% of non-voting convertible stock are excluded from percentage of ownership for K Bank Inc.

Due to discontinuance of equity method of accounting, the Group has not recognized loss from associates and joint ventures of ￦ 6,124 million for the year ended December 31, 2019 (for the year ended December 31, 2018: ￦ 1,908 million). The accumulated comprehensive loss of associates and joint ventures as at December 31, 2019, which was not recognized by the Group is ￦ 12,599 million (as at December 31, 2018: ￦ 6,475million).

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2017, 2018 and 2019

15.	Trade and Other Payables

Details of trade and other payables as at December 31, 2018 and 2019, are as follows:

(In millions of Korean won)	December 31, 2018		December 31, 2019
Current liabilities
Trade payables	￦	1,236,489	￦	1,304,795
Other payables		5,711,701		6,292,683

Total	￦	6,948,190	￦	7,597,478

Non-current liabilities
Trade payables	￦	3,207	￦	1,733
Other payables		1,406,123		1,080,487

Total	￦	1,409,330	￦	1,082,220

Details of other payables as at December 31, 2018 and 2019 are as follows:

(In millions of Korean won)	December 31, 2018		December 31, 2019
Non-trade payables[1]	￦	5,191,268	￦	5,275,224
Accrued expenses		904,135		987,624
Operating deposits		819,968		910,045
Others		202,453		200,277
Less: non-current		(1,406,123)		(1,080,487)

Current	￦	5,711,701	￦	6,292,683

1	Settlement payables of BC Card Co., Ltd., a subsidiary of the Group, of ￦ 1,824,068 million related to credit card transactions are included as at December 31, 2019 (2018: ￦ 1,996,320 million).

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2017, 2018 and 2019

16.	Borrowings

Details of borrowings as at December 31, 2018 and 2019, are as follows:

Debentures

(In millions of Korean won and thousands of foreign currencies)			December 31, 2018			December 31, 2019
Type	Maturity	Annual interest rates	Foreign currency	Korean won		Foreign currency	Korean won
MTNP notes[1]	Sept. 07, 2034	6.50%	USD 100,000	￦	111,810	USD 100,000	￦	115,780
MTNP notes	Apr. 22, 2019	—	USD 350,000		391,335	—		—
MTNP notes	July 18, 2026	2.50%	USD 400,000		447,240	USD 400,000		463,120
MTNP notes	Aug 07, 2022	2.63%	USD 400,000		447,240	USD 400,000		463,120
FR notes[2]	Aug 23, 2020	LIBOR(3M)+0.40%	USD 200,000		223,620	USD 200,000		231,560
FR notes[2]	Aug 23, 2023	LIBOR(3M)+0.90%	USD 100,000		111,810	USD 100,000		115,780
FR notes[2]	Nov 01, 2024	LIBOR(3M)+0.98%	—		—	USD 350,000		405,230
MTNP notes	July 06, 2020	0.31%	JPY 4,000,000		40,527	JPY 4,000,000		42,539
MTNP notes	July 06, 2021	0.38%	JPY 16,000,000		162,109	JPY 16,000,000		170,155
MTNP notes	Nov 13, 2020	0.30%	JPY 30,000,000		303,954	JPY 30,000,000		319,041
MTNP notes	July 19, 2022	0.22%	—		—	JPY 29,600,000		314,787
MTNP notes	July 19, 2024	0.33%	—		—	JPY 400,000		4,254
The 180-2nd Public bond	Apr. 26, 2021	4.71%	—		380,000	—		380,000
The 181-3rd Public bond	Aug. 26, 2021	4.09%	—		250,000	—		250,000
The 182-2nd Public bond	Oct. 28, 2021	4.31%	—		100,000	—		100,000
The 183-2nd Public bond	Dec. 22, 2021	4.09%	—		90,000	—		90,000
The 183-3rd Public bond	Dec. 22, 2031	4.27%	—		160,000	—		160,000
The 184-2nd Public bond	Apr. 10, 2023	2.95%	—		190,000	—		190,000
The 184-3rd Public bond	Apr. 10, 2033	3.17%	—		100,000	—		100,000
The 185-2nd Public bond	Sept. 16, 2020	3.65%	—		300,000	—		300,000
The 186-2nd Public bond	June 26, 2019	—	—		170,000	—		—
The 186-3rd Public bond	June 26, 2024	3.42%	—		110,000	—		110,000
The 186-4th Public bond	June 26, 2034	3.70%	—		100,000	—		100,000
The 187-2nd Public bond	Sept. 02, 2019	—	—		220,000	—		—
The 187-3rd Public bond	Sept. 02, 2024	3.31%	—		170,000	—		170,000
The 187-4th Public bond	Sept. 02, 2034	3.55%	—		100,000	—		100,000
The 188-1st Public bond	Jan. 29, 2020	2.26%	—		160,000	—		160,000
The 188-2nd Public bond	Jan. 29, 2025	2.45%	—		240,000	—		240,000
The 188-3rd Public bond	Jan. 29, 2035	2.71%	—		50,000	—		50,000
The 189-1st Public bond	Jan. 28, 2019	—	—		100,000	—		—
The 189-2nd Public bond	Jan. 28, 2021	1.95%	—		130,000	—		130,000
The 189-3rd Public bond	Jan. 28, 2026	2.20%	—		100,000	—		100,000
The 189-4th Public bond	Jan. 28, 2036	2.35%	—		70,000	—		70,000
The 190-1st Public bond	Jan. 29, 2021	2.55%	—		110,000	—		110,000
The 190-2nd Public bond	Jan. 30, 2023	2.75%	—		150,000	—		150,000
The 190-3rd Public bond	Jan. 30, 2028	2.95%	—		170,000	—		170,000
The 190-4th Public bond	Jan. 30, 2038	2.93%	—		70,000	—		70,000
The 191-1st Public bond	Jan, 14, 2022	2.05%	—		—	—		220,000
The 191-2nd Public bond	Jan, 15, 2024	2.09%	—		—	—		80,000
The 191-3rd Public bond	Jan, 15, 2029	2.16%	—		—	—		110,000
The 191-4th Public bond	Jan, 14, 2039	2.21%	—		—	—		90,000
The 192-1st Public bond	Oct, 11, 2022	1.55%	—		—	—		340,000
The 192-2nd Public bond	Oct, 11, 2024	1.58%	—		—	—		100,000
The 192-3rd Public bond	Oct, 11, 2029	1.62%	—		—	—		50,000
The 192-4th Public bond	Oct, 11, 2039	1.67%	—		—	—		110,000

Subtotal					6,029,645			7,045,366
Less: Current portion					(880,940)			(1,052,032)
Discount on bonds					(20,056)			(20,780)

Total				￦	5,128,649		￦	5,972,554

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2017, 2018 and 2019

1

As at December 31, 2019, the Controlling Company has outstanding notes in the amount of USD 100 million with fixed interest rates under Medium Term Note Program (“MTNP”) registered in the Singapore Stock Exchange, which allowed issuance of notes of up to USD 2,000 million. However, the MTN Program has been suspended since 2007.

2	Libor (3M) are approximately 1.908% as at December 31, 2019.

Short-term borrowings

(In millions of Korean won)			December 31, 2018		December 31, 2019
Type	Financial institution	Annual interest rates
Operational	NongHyup Bank	3.60%	￦	15,000	￦	15,000
	Shinhan Bank	3.33% ~ 3.76%		59,800		57,500
	Sinhan Bank, Indonesia	—		614		—
	Korea Development Bank	3.85%		16,200		10,000
	SooHyup Bank	4.20%		1,000		1,000

	Total		￦	92,614	￦	83,500

Long-term borrowings

(In millions of Korean won and thousands of foreign currencies)			December 31, 2018			December 31, 2019
Financial institution	Type	Annual interest rates	Foreign currency	Korean won		Foreign currency	Korean won
Export-Import Bank of Korea	Inter-Korean Cooperation Fund[1]	1.50%	—	￦	3,948	—	￦	3,454
Industrial Bank of Korea	General loans	2.98%	—		—	—		6,000
Shinhan Bank	General loans	2.81%	—		5,000	—		5,000
	Facility loans	3.06%	—		30,000	USD 25,918		30,008
	Vessel facility loans[2]	LIBOR(3M)+0.706%	USD 9,000		10,063	USD 3,000		3,473
Standard Charted Bank	General loans	—	—		6,000	—		—
NongHyup Bank	General loans	—	—		8,000	—		—
	Facility loans	2.00%	—		104	—		79
Korea Development Bank	General loans	3.02%	—		10,000	—		10,000
	General loans	3.31%	—		30,000	—		30,000
NH Investment & Security Co., Ltd.	Commercial papers	—	—		300,000	—		—
Others	Redeemable convertible preferred stock[3]	1.00%	—		950	—		950
	Kookmin Bank and other[2]	LIBOR(3M)+1.850%	USD 127,023		142,025	USD 87,940		101,816

	Subtotal			￦	546,090		￦	190,780

	Less: Current portion			￦	(394,927)		￦	(50,192)

	Total			￦	151,163		￦	140,588

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2017, 2018 and 2019

1	The above Inter-Korean Cooperation Fund is repayable in installments over 13 years after a seven-year grace period.
2	LIBOR(3M) is approximately 1.908% as at December 31, 2019.
3	Skylife TV Co., Ltd., a subsidiary of the Group, issued 1,900,000 of redeemable convertible preferred stock with a par value per share of ￦ 500 in 2010.

Repayment schedule of the Group’s borrowings including the portion of current liabilities as at December 31, 2019, is as follows:

(In millions of Korean won)
	Debentures						Borrowings						Total
	In local currency		In foreign currency		Sub- total		In local currency		In foreign currency		Sub- total
Jan 1, 2020 ~ Dec 31, 2020	￦	460,000	￦	593,140	￦	1,053,140	￦	84,968	￦	48,725	￦	133,693	￦	1,186,833
Jan 1, 2021 ~ Dec 31, 2021		1,060,000		170,155		1,230,155		51,518		45,252		96,770		1,326,925
Jan 1, 2022 ~ Dec 31, 2022		560,000		777,907		1,337,907		518		41,320		41,838		1,379,745
Jan 1, 2023 ~ Dec 31, 2023		340,000		115,780		455,780		500		—		500		456,280
After 2024		1,980,000		988,384		2,968,384		1,480		—		1,480		2,969,864

	￦	4,400,000	￦	2,645,366	￦	7,045,366	￦	138,984	￦	135,297	￦	274,281	￦	7,319,647

17.	Provisions

Changes in provisions for the years ended December 31, 2018 and 2019, are as follows:

	2018
(In millions of Korean won)	Litigation		Restoration cost		Others		Total
Beginning balance	￦	18,306	￦	100,216	￦	84,508	￦	203,030
Increase (Transfer)		44,593		25,975		33,378		103,946
Usage		(3,002)		(3,181)		(11,780)		(17,963)
Reversal		(1,137)		(4,182)		(1,818)		(7,137)

Ending balance	￦	58,760	￦	118,828	￦	104,288	￦	281,876

Current	￦	14,513	￦	1,736	￦	101,632	￦	117,881
Non-current		44,247		117,092		2,656		163,995

	2019
(In millions of Korean won)	Litigation		Restoration cost		Others		Total
Beginning balance	￦	58,760	￦	118,828	￦	104,288	￦	281,876
Increase (Transfer)		42,684		6,591		17,328		66,603
Usage		(35,640)		(5,394)		(15,851)		(56,885)
Reversal		(1,563)		(6,736)		(29,133)		(37,432)

Ending balance	￦	64,241	￦	113,289	￦	76,632	￦	254,162

Current	￦	64,241	￦	37,906	￦	73,465	￦	175,612
Non-current		—		75,383		3,167		78,550

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2017, 2018 and 2019

18.	Net Defined Benefit Liabilities

The amounts recognized in the statements of financial position are determined as follows:

(In millions of Korean won)	December 31, 2018		December 31, 2019
Present value of defined benefit obligations	￦	2,201,876	￦	2,427,351
Fair value of plan assets		(1,643,046)		(2,069,710)

Liabilities	￦	561,269	￦	365,663

Assets in the statement of financial position	￦	2,439	￦	8,022

Changes in the defined benefit obligations for the years ended December 31, 2018 and 2019, are as follows:

(In millions of Korean won)	2018		2019
Beginning	￦	1,911,166	￦	2,201,876
Current service cost		225,667		243,598
Interest expense		51,691		47,403
Benefit paid		(121,372)		(100,663)
Changes due to settlements of plan		9,801		910
Remeasurements:
Actuarial gains and losses arising from changes in demographic assumptions		4,600		39
Actuarial gains and losses arising from changes in financial assumptions		116,458		11,773
Actuarial gains and losses arising from experience adjustments		(19,919)		19,465
Changes in scope of consolidation		23,784		2,950

Ending	￦	2,201,876	￦	2,427,351

Changes in the fair value of plan assets for the years ended December 31, 2018 and 2019, are as follows:

(In millions of Korean won)	2018		2019
Beginning	￦	1,519,779	￦	1,643,046
Interest income		41,233		35,386
Remeasurements:
Return on plan assets (excluding amounts included in interest income)		1,409		(2,537)
Benefits paid		(116,303)		(87,119)
Employer contributions		179,100		476,916
Changes in scope of consolidation		17,828		4,018

Ending	￦	1,643,046	￦	2,069,710

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2017, 2018 and 2019

Amounts recognized in the consolidated statements of operations for the years ended December 31, 2017, 2018 and 2019, are as follows:

(In millions of Korean won)	2017		2018		2019
Current service cost	￦	210,336	￦	225,667	￦	243,598
Net Interest cost		8,691		10,458		12,017
Past service cost		(61)		9,801		910
Transfer out		(9,196)		(13,881)		(16,215)

Total expenses	￦	209,770	￦	232,045	￦	240,310

Principal actuarial assumptions used are as follows:

	December 31, 2017	December 31, 2018	December 31, 2019
Discount rate	1.85% ~ 3.66%	2.20% ~ 3.34%	1.66% ~ 3.00%
Future salary increase	1.00% ~ 8.03%	1.39% ~ 7.82%	1.00% ~ 6.81%

The sensitivity of the defined benefit obligations as at December 31, 2019, to changes in the principal assumptions is:

(In percentage, in millions of Korean won)	Effect on defined benefit obligation
	Changes in assumption	Increase in assumption	Decrease in assumption
Discount rate	0.5% point	￦ (77,044)	￦ 83,574
Salary growth rate	0.5% point	76,010	(70,874)

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

The Group actively monitors how the duration and the expected yield of the investments match the expected cash outflows arising from the pension obligations. Expected contributions to post-employment benefit plans for the year ending December 31, 2020, are ￦ 353,284 million.

The expected maturity analysis of undiscounted pension benefits as at December 31, 2019, is as follows:

(In millions of Korean won)	Less than 1 year		Between 1-2 years		Between 2-5 years		Over 5 years		Total
Pension benefits	￦	241,380	￦	273,477	￦	834,025	￦	3,849,346	￦	5,198,228

The weighted average duration of the defined benefit obligations is 7.0 years.

19.	Defined Contribution Plan

Recognized expense related to the defined contribution plan for the year ended December 31, 2019, is ￦ 57,170 million (2017: ￦ 45,936 million, 2018: ￦ 48,210 million).

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2017, 2018 and 2019

20.	Commitments and Contingencies

As at December 31, 2019, major commitments with local financial institutions are as follows:

(In millions of Korean won and thousands of foreign currencies)	Financial institution	Currency	Limit	Used amount
Bank overdraft	Kookmin Bank and others	KRW	1,637,000	—
Inter-Korean Cooperation Fund	Export-Import Bank of Korea	KRW	37,700	3,454
Collateralized loan on electronic accounts receivable-trade	Shinhan Bank and others	KRW	467,560	29,102
Plus electronic notes payable	Industrial Bank of Korea	KRW	50,000	3,138
Loans for working capital	Korea Development Bank and others	KRW	254,193	154,693
Facility loans	Shinhan Bank and others	KRW	102,122	79
	Kookmin Bank and others	USD	212,000	87,940
Facility loans on ships	Shinhan Bank	USD	3,000	3,000
Derivatives transaction limit	Korea Development Bank	KRW	100,000	18,458

Total		KRW	2,648,575	208,924
		USD	215,000	90,940

As at December 31, 2019, guarantees received from financial institutions are as follows:

(In millions of Korean won and thousands of foreign currencies)	Financial institution	Currency		Limit
Performance guarantee	Seoul Guarantee Insurance and others	KRW		166,315
		USD		1,200
Guarantee for import letters of credit	Industrial Bank of Korea and others	USD		5,980
Guarantee for payment in foreign currency	KEB Hana and others	USD		59,304
		PLN	[1]	13,751
Comprehensive credit line	KEB Hana Bank and others	KRW		40,000
	KEB Hana Bank	USD		10,000
Bid guarantee	KEB Hana Bank	USD		400
Bid guarantee		KRW		42,581
Performance guarantee /Warranty Guarantee	Korea Software Financial Cooperative and others	KRW		460,871
Guarantee for advances received/others		KRW		218,267
Warranty guarantee		KRW		562
Guarantees for licensing		KRW		6,578
Guarantee for deposits	Seoul Guarantee Insurance	KRW		3,586
Merchant business guarantee insurance		KRW		169

Total		KRW		938,929
		USD		76,884
		PLN	[1]	13,751

1	Polish Zloty.

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2017, 2018 and 2019

As at December 31, 2019, guarantees provided by the Group to a third party, are as follows:

(In millions of Korean won and thousands of foreign currencies)	Subject to payment guarantees	Creditor	Currency	Limit	Used amount	Period
KT Estate Inc.	Busan Gaya Centreville Buyers	Shinhan Bank	KRW	4,829	4,137	Nov 10, 2017 ~Oct. 31, 2020
KT Estate Inc.	Daegu Beomeo-Crossroads SeohanIDaum Buyers	Shinhan Bank	KRW	8,028	6,985	Oct 29, 2017 ~Nov. 30, 2020
KT Hitel Co., Ltd.	Shinhan Bank	Cash payers	KRW	683	—	Apr 19, 2019 ~Apr 17, 2020

The Controlling Company is jointly and severally obligated with KT Sat Co., Ltd. to pay KT Sat Co., Ltd.’s liabilities incurred prior to spin-off. As at December 31, 2019, the Controlling Company and KT Sat Co., Ltd. are jointly and severally liable for reimbursement of ￦ 2,682 million.

For the year ended December 31, 2019, the Group made agreements with the Securitization Specialty Companies (2019: Giga LTE Forty third to Forty eighth Securitization Specialty Co., Ltd., 2018: Giga LTE Thirty seventh to Forty second Securitization Specialty Co., Ltd.), and disposed of its trade receivables related to handset sales. The Group also made asset management agreements with each securitization specialty company and in accordance with the agreement the Group will receive asset management fees upon liquidation of securitization specialty company.

As at December 31, 2019, the Group is a defendant in 190 lawsuits with the total claimed amount of ￦ 214,877 million (2018: ￦ 169,246 million). As at December 31, 2019, litigation provisions of ￦ 62,241 million (2018: ￦ 58,776 million) for pending lawsuits and unasserted claims are recorded as liabilities for potential loss in the ordinary course of business. The final outcomes of the cases cannot be estimated as at December 31, 2019.

In December 2013, Asia Broadcast Satellite Holdings Ltd. (“ABS”) filed a request for meditation to the International Chamber of Commerce (“ICC”) for the compensation of damages from the ownership of the satellite Koreasat-3 (“K3”) and the alleged breach of the entrustment control contract related to K3, which was made and entered into with the Controlling Company and its subsidiary, KT Sat Co., Ltd. At the end of reporting period, the Controlling Company and its subsidiary, KT Sat Co., Ltd., requested to appeal to the U.S. Supreme Court in December 2019 in response to the second U.S. Court of Appeals, but it was finally closed in February 2020 with a dismissal of appeal decision.

According to the financial and other covenants included in certain debentures and borrowings, the Group is required to maintain certain financial ratios such as debt-to-equity ratio, use the funds for the designated purpose and report to the creditors periodically. The covenant also contains restriction on provision of additional collateral and disposal of certain assets.

As at December 31, 2019, the Group participates in Algerie Sidi Abdela new town development consortium (percentage of ownership: 2.5%) and has joint liability with other consortium participants.

As at December 31, 2019, contract amount of property and equipment acquisition agreement made but not yet recognized amounts to ￦ 851,798 million (2018: ￦ 1,474,009 million).

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2017, 2018 and 2019

21.	Leases

Information on leases when the Group is a lessee is as follows: Information on leases when the Group is a lessor is provided in Note 12.

(i)	Amounts recognized in the consolidated statement of financial position

The consolidated statement of financial position shows the following amounts relating to leases:

(In millions of Korean won)	January 1, 2019		December 31, 2019
Right-of-use assets
Property and building	￦	559,813	￦	540,787
Machinery and track facilities		234,507		140,296
Others		105,463		107,414

Total	￦	899,783	￦	788,497

Investment property (buildings)		46,666		50,010
Lease liabilities[1]
Current	￦	336,530	￦	355,833
Non-Current		470,703		373,306

Total	￦	807,233	￦	729,139

1	Included in the line items ‘Other current liabilities and other non-current liabilities’ in the consolidated statement of financial position (Notes 9 and 40).

For the year ended December 31,2019, right-of-use assets has increased for ￦ 426,965 million and investment property has increased for ￦ 73,119 million for lease contracts. Amounts recognized in the consolidated statements of profit or loss.

(ii)	Amounts recognized in the consolidated statements of operations

The consolidated statements of operations shows the following amounts relating to leases:

(In millions of Korean won)	December 31, 2019
Depreciation of Right-of-use assets
Property and building	￦	310,202
Machinery and track facilities		89,452
Others		52,402

Total	￦	452,056

Depreciation of Investment Properties		21,809
Interest expense relating to lease liabilities		44,799
Expense relating to short-term leases		14,718
Expense relating to leases of low-value assets that are not short-term leases		26,575
Expense relating to variable lease payments not included in lease liabilities		5,993

The total cash outflow for leases for December 31, 2019, was ￦ 532,730 million.

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2017, 2018 and 2019

(iii)	Finance lease – 2018

The Group’s non-cancellable lease arrangements as at December 31, 2018 is as follows:

Details of finance lease assets as at December 31, 2018 is as follows:

(In millions of Korean won)	December 31, 2018
Acquisition Cost	￦	343,055
Less: Accumulated depreciation		(152,244)

Net Balance	￦	190,811

As at December 31, 2018, the Group recognized financial lease assets as other property and equipment. The related depreciation amounted to ￦ 63,070 million for the year ended December 31, 2018.

The leased assets from the current date are presented as right-of-use assets in the consolidated statements of financial position. Details of changes in accounting policies are provided in Note 40.

Details of future minimum lease payments as at December 31, 2018 under finance lease contracts are summarized below:

(In millions of Korean won)	December 31, 2018
Total amount of minimum lease payments
Within one year	￦	77,615
For one year to five years		124,498
Thereafter		79

Total	￦	202,192

Unrealized interest expense		38,334

(In millions of Korean won)	December 31, 2018
Net amount of minimum lease payments
Within one year	￦	59,324
For one year to five years		104,456
Thereafter		78

Total	￦	163,858

(iv)	Operating lease – 2018

Details of future minimum lease payments as at December 31, 2018 under operating lease contracts are summarized below:

(In millions of Korean won)	December 31, 2018
Within one year	￦	287,149
For one year to five years		389,057
Thereafter		28,976

Total	￦	705,182

Operating lease expenses incurred for the years ended December 31, 2018 amounted to ￦ 132,225 million.

As of January 1, 2019, the Group recognized right-of-use assets for these leases, except for short-term leases and underlying assets are not low value assets asset leases (Note 40).

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2017, 2018 and 2019

22.	Share Capital

As at December 31, 2018 and 2019, the Group’s number of authorized shares is one billion.

	December 31, 2018					December 31, 2019
	Number of issued shares	Par value per share (Korean won)		Ordinary Shares (in millions of Korean won)		Number of issued shares	Par value per share (Korean won)		Ordinary Shares (in millions of Korean won)
Ordinary shares[1]	261,111,808	￦	5,000	￦	1,564,499	261,111,808	￦	5,000	￦	1,564,499

1	The Group retired 51,787,959 treasury shares against retained earnings. Therefore, the ordinary shares amount differs from the amount resulting from multiplying the number of shares issued.

23.	Retained Earnings

Details of retained earnings as at December 31, 2018 and 2019, are as follows:

(In millions of Korean won)	December 31, 2018		December 31, 2019
Legal reserve[1]	￦	782,249	￦	782,249
Voluntary reserves[2]		4,651,362		4,651,362
Unappropriated retained earnings		5,822,458		6,160,711

Total	￦	11,256,069	￦	11,594,322

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

24.	Accumulated Other Comprehensive Income and Other Components of Equity

As at December 31, 2018 and 2019, the details of the Controlling Company’s accumulated other comprehensive income are as follows:

(In millions of Korean won)	December 31, 2018		December 31, 2019
Changes in investments in associates and joint ventures	￦	(871)	￦	1,556
Loss on derivatives valuation		(30,474)		(7,624)
Gain on valuation of financial assets at fair value through other comprehensive income		96,704		211,573
Exchange differences on translation for foreign operations		(15,201)		(10,571)

Total	￦	50,158	￦	194,934

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2017, 2018 and 2019

Changes in accumulated other comprehensive income for the years ended December 31, 2018 and 2019, are as follows:

	2018
(In millions of Korean won)	Beginning		Changes in accounting policy		Increase/ decrease		Reclassification to gain or loss		Ending
Changes in investments in associates and joint ventures	￦	(735)	￦	—	￦	(136)	￦	—	￦	(871)
Gain or loss on derivatives valuation		(3,463)		—		17,268		(44,279)		(30,474)
Gain on valuation of financial assets at fair value through other comprehensive income		52,673		17,741		26,290		—		96,704
Exchange differences on translation for foreign operations		(17,490)				2,289		—		(15,201)

Total	￦	30,985	￦	17,741	￦	45,711	￦	(44,279)	￦	50,158

	2019
(In millions of Korean won)	Beginning		Changes in accounting policy		Increase/ decrease		Reclassification to gain or loss		Ending
Changes in investments in associates and joint ventures	￦	(871)	￦	—	￦	2,427	￦	—	￦	1,556
Gain or loss on derivatives valuation		(30,474)		—		67,534		(44,684)		(7,624)
Gain on valuation of financial assets at fair value through other comprehensive income		96,704		—		114,869		—		211,573
Exchange differences on translation for foreign operations		(15,201)		—		4,630		—		(10,571)

Total	￦	50,158	￦	—	￦	189,460	￦	(44,684)	￦	194,934

The Group’s other components of equity as at December 31, 2018 and 2019, are as follows:

(In millions of Korean won)	December 31, 2018		December 31, 2019
Treasury stock[1]	￦	(830,874)	￦	(825,838)
Gain or loss on disposal of treasury stock[2]		(12,251)		1,229
Share-based payments		5,956		7,769
Others[3]		(343,914)		(353,243)

Total	￦	(1,181,083)	￦	(1,170,083)

1	During the year ended December 31, 2019, the Group granted 96,782 treasury shares as share-based payment.

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2017, 2018 and 2019

2	The amount directly reflected in equity is ￦ 603 million (2018: ￦ 5,410 million) for the year ended December 31, 2019.
3	Profit or loss incurred from transactions with non-controlling interest and investment difference incurred from change in proportion of subsidiaries are included.

As at December 31, 2018 and 2019, the details of treasury stock are as follows:

	December 31, 2018		December 31, 2019
Number of shares (in shares)		15,967,040		15,870,258
Amounts (In millions of Korean won)	￦	830,874	￦	825,838

Treasury stock is expected to be used for the stock compensation for the Group’s directors and employees and other purposes.

25.	Share-based Payments

Details of share-based payments as at December 31, 2019, are as follows:

13th grant
Grant date	August 7, 2019
Grantee	CEOs, inside directors, outside directors, executives
Vesting conditions	Service condition: 1 year Non-market performance condition: achievement of performance
Fair value per option (in Korean won)	￦ 27,900
Total compensation costs (in Korean won)	￦ 6,398 million
Estimated exercise date (exercise date)	During 2020
Valuation method	Fair value method

Changes in the number of stock options and the weighted-average exercise price as at December 31, 2018 and 2019, are as follows:

	2018
	Beginning	Grant	Expired	Exercised[1]	Ending	Number of shares exercisable
11th grant	316,949	—	312,181	4,768	—	—
12th grant	—	353,325	—	—	353,325	—

Total	316,949	353,325	312,181	4,768	353,325	—

	2019
	Beginning	Grant	Expired	Exercised[1]	Ending	Number of shares exercisable
12th grant	353,325	—	256,543	96,782	—	—
13th grant	—	372,023	—	—	372,023	—

Total	353,325	372,023	256,543	96,782	372,023	—

1	The weighted average price of ordinary shares at the time of exercise in 2019 was ￦ 27,482 (2018: ￦ 27,300).

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2017, 2018 and 2019

26.	Revenue from Contracts with Customers and Relevant Contract Assets and Liabilities

The Group has recognized the following amounts relating to revenue in the Consolidated Statements of Operations:

(In millions of Korean won)	2018		2019
Revenue from contracts with customers	￦	23,012,257	￦	24,441,122
Revenue from other sources		423,793		458,067

Total revenue	￦	23,436,050	￦	24,899,189

Operating revenues for the years ended December 31, 2018 and 2019 are as follows:

(In millions of Korean won)	2018		2019
Mobile services	￦	6,827,685	￦	6,795,124
Fixed-line services		4,869,253		4,866,698
Fixed-line and VoIP telephone services		1,708,319		1,578,546
Broadband Internet access services		2,112,763		2,177,447
Data communication services		1,048,171		1,110,705
Media and content		2,261,808		2,516,256
Financial services		3,444,917		3,641,655
Sale of goods		3,288,911		4,194,168
Others		2,743,476		2,885,288

Total	￦	23,436,050	￦	24,899,189

Mobile and fixed-line service

Telecommunication service revenues include mobile and fixed-line(e.g., fixed-line and VoIP telephone, broadband internet access services and data communication services). These services represent a series of distinct services that are considered a separate performance obligations. Service revenue is recognized when services are provided, based upon either usage (e.g., minutes of traffic/bytes of data processed) or period of time (e.g., monthly service fees).

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

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2017, 2018 and 2019

The contract assets and liabilities recognized in relation to the revenues from contracts with customers are as follows:

(In millions of Korean won)	December 31, 2018		December 31, 2019
Contract assets[1]	￦	503,452	￦	655,329
Contract liabilities[1]		357,633		413,442
Deferred revenue[2]	￦	96,198	￦	92,557

1

The Group recognized contract assets of ￦ 98,288 million and contract liabilities of ￦ 47,832 million for longterm construction contracts as at December 31, 2019 (2018: contract assets of ￦ 104,655 million and contract liabilities of ￦ 10,172 million). The Group recognizes contract assets as trade and other receivables, and contract liabilities as other current liabilities.

2	Deferred revenue recognized relating to government grant is excluded.

The contract costs recognized as assets are as follows:

(In millions of Korean won)	December 31, 2018		December 31, 2019
Incremental cost of contract establishment	￦	1,409,721	￦	1,764,009
Cost of Contract performance		60,134		85,234

As at December 31, 2019, the Group recognized W 1,681,039 million (2018: W 1,397,318 million) of operating expenses related to contract cost assets.

The recognized revenue arising from carried-forward contract liabilities from prior year is as follows:

(In millions of Korean won)	2018		2019
Revenue recognized that was included in the contract liability balance at the beginning of the year
Allocation of the transaction price	￦	183,905	￦	258,548
Deferred revenue of joining/installment fee		39,975		44,032
Others		1,536		—

Total	￦	225,416	￦	302,580

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2017, 2018 and 2019

27.	Operating Expenses

Operating expenses for the years ended December 31, 2017, 2018 and 2019, are as follows:

(In millions of Korean won)	2017		2018		2019
Salaries and wages	￦	3,568,456	￦	3,845,842	￦	3,974,233
Depreciation		2,745,969		2,674,205		2,530,252
Depreciation of right-of-use assets		—		—		452,057
Amortization of intangible assets		618,533		607,527		656,611
Commissions		1,085,865		1,080,168		1,115,477
Interconnection charges		640,612		579,613		534,025
International interconnection fee		214,058		226,627		240,254
Purchase of inventories		4,053,693		4,414,094		4,453,820
Changes of inventories		(187,439)		(432,607)		282,957
Sales commission		2,201,778		1,942,841		2,315,731
Service cost		1,428,405		1,540,869		1,610,261
Utilities		323,313		323,411		332,816
Taxes and dues		279,574		285,131		276,815
Rent		448,772		460,377		193,357
Insurance premium		69,384		73,654		82,404
Installation fee		146,783		143,669		155,178
Advertising expenses		197,114		157,675		150,166
Research and development expenses		168,635		176,758		165,028
Card service cost		3,094,894		3,112,618		3,066,766
Others		1,379,438		1,122,718		1,290,807

Total	￦	22,477,837	￦	22,335,190	￦	23,879,015

Details of salaries and wages for the years ended December 31, 2017, 2018 and 2019, are as follows:

(In millions of Korean won)	2017		2018		2019
Short-term employee benefits	￦	3,297,944	￦	3,505,214	￦	3,663,337
Post-employment benefits(Defined benefit plan)		209,770		232,045		240,310
Post-employment benefits(Defined contribution plan)		45,936		48,210		57,170
Share-based payment		7,660		8,439		6,398
Others		6,949		51,934		7,018

Total	￦	3,568,259	￦	3,845,842	￦	3,974,233

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2017, 2018 and 2019

28.	Financial Income and Costs

Details of financial income for the years ended December 31, 2017, 2018 and 2019, are as follows:

(In millions of Korean won)	2017		2018		2019
Interest income	￦	93,078	￦	244,796	￦	282,704
Gain on foreign currency transactions		79,653		17,175		24,596
Gain on foreign currency translation		225,580		3,691		17,979
Gain on settlement of derivatives		—		27,950		9,016
Gain on valuation of derivatives		57		66,305		77,353
Others		7,960		14,326		12,747

Total	￦	406,328	￦	374,243	￦	424,395

Details of financial costs for the years ended December 31, 2017, 2018 and 2019, are as follows:

(In millions of Korean won)	2017		2018		2019
Interest expenses	￦	302,464	￦	296,874	￦	268,225
Loss on foreign currency transactions		40,303		49,156		30,267
Loss on foreign currency translation		12,239		72,642		93,977
Loss on settlement of derivatives		58,569		—		20
Loss on valuation of derivatives		209,582		2,045		15,867
Loss on disposal of trade receivables		20,355		13,818		11,298
Impairment loss on available-for-sale financial assets		9		—		—
Others		1,010		1,124		2,277

Total	￦	644,531	￦	435,659	￦	421,931

29.	Deferred Income Tax and income Tax Expense

The analysis of deferred tax assets and deferred tax liabilities as at December 31, 2018 and 2019, is as follows:

(In millions of Korean won)	December 31, 2018		December 31, 2019
Deferred tax assets
Deferred tax assets to be recovered within 12 months	￦	428,690	￦	419,889
Deferred tax assets to be recovered after more than 12 months		1,347,985		1,613,836

Deferred tax assets before offsetting		1,776,675		2,033,725

Deferred tax liabilities
Deferred tax liability to be recovered within 12 months		(413,409)		(538,578)
Deferred tax liability to be recovered after more than 12 months		(1,102,682)		(1,495,759)

Deferred tax liabilities before offsetting		(1,516,091)		(2,034,337)

Deferred tax assets after offsetting	￦	465,369	￦	424,856

Deferred tax liabilities after offsetting	￦	204,785	￦	425,468

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2017, 2018 and 2019

The gross movements on the deferred income tax account for the years ended December 31, 2018 and 2019, are calculated as follows:

(In millions of Korean won)	2018		2019
Beginning	￦	583,760	￦	260,584
Changes in accounting policy		(374,307)		—
Changes to the statement of operations		15,016		(199,527)
Changes to other comprehensive loss (income)		36,115		(61,669)

Ending	￦	260,584	￦	(612)

The movement in deferred income tax assets and liabilities during the year, without taking into consideration the offsetting of balances within the same tax jurisdiction, is as follows:

(In millions of Korean won)	2018
	Beginning		Changes in accounting policy		Consolidated statements of operations		Other comprehensive income		Ending
Deferred tax liabilities
Available-for-sale financial assets	￦	(30,520)	￦	30,520	￦	—	￦	—	￦	—
Investment in subsidiaries, associates, and joint ventures		(96,650)		—		2,867		179		(93,604)
Depreciation		—		—		(424)		—		(424)
Advanced depreciation provision		(248,592)		—		(64,592)		—		(313,184)
Deposits for severance benefits		(387,856)		—		(11,126)		—		(398,982)
Accrued income		(2,150)		—		592		—		(1,558)
Reserve for technology and human resource development		(314)		—		110		—		(204)
Prepaid expenses		—		(352,139)		(17,777)		—		(369,916)
Contract assets		—		(23,663)		12,158		—		(11,505)
Financial assets at fair value through profit or loss		—		(30,856)		30,195		—		(661)
Financial assets at fair value through other comprehensive income		—		(8,587)		(17,638)		(15,573)		(41,798)
Others		(108,749)		—		(175,506)		—		(284,255)

Total	￦	(874,831)	￦	(384,725)	￦	(241,141)	￦	(15,394)	￦	(1,516,091)

Deferred tax assets
Derivative instruments	￦	24,724	￦	—	￦	(26,128)	￦	9,745	￦	8,341
Provision for impairment or trade receivables		121,656		(9,096)		(12,673)		—		99,887
Inventory valuation		—		—		121		—		121
Contribution for construction		18,271		—		(1,471)		—		16,800
Accrued expenses		106,168		—		21,729		—		127,897
Provisions		24,079		—		12,099		—		36,178
Property and equipment		232,074		—		(1,796)		—		230,278
Defined benefit liabilities		467,049		—		3,980		42,813		513,842
Withholding of facilities expenses		7,382		—		(773)		—		6,609
Deduction of installment receivables		—		—		42		—		42
Assets retirement obligation		20,836		—		3,696		—		24,532
Gain or loss foreign currency translation		143		—		10,529		—		10,672

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2017, 2018 and 2019

(In millions of Korean won)	2018
	Beginning		Changes in accounting policy		Consolidated statements of operations		Other comprehensive income		Ending
Deferred revenue		26,334		15,809		(2,502)		—		39,641
Real-estate sales		8,698		661		12,369		—		21,728
Tax loss carryforward		2,699		—		1,364		—		4,063
Trade receivables		—		2,890		(1,293)		—		1,597
Others		247,702		154		284,742		(1,049)		531,549

Total	￦	1,307,815	￦	10,418	￦	304,035	￦	51,509	￦	1,673,777

Temporary difference, net		432,984		(374,307)		62,894		36,115		157,686
Tax credit carryforwards		150,776		—		(47,878)		—		102,898

Total net balance	￦	583,760	￦	(374,307)	￦	15,016	￦	36,115	￦	260,584

(In millions of Korean won)	2019
	Beginning	Changes in accounting policy	Consolidated statements of operations	Other comprehensive income	Ending
Deferred tax liabilities
Derivative instruments	—	—	(10,250)	(648)	(10,898)
Investment in subsidiaries, associates, and joint ventures	(93,604)	—	(14,622)	35	(108,191)
Depreciation	(424)	—	(11,182)	—	(11,606)
Advanced depreciation provision	(313,184)	—	63	—	(313,121)
Deposits for severance benefits	(398,982)	—	(99,126)	1,255	(496,853)
Accrued income	(1,558)	—	17	—	(1,541)
Reserve for technology and human resource development	(204)	—	—	—	(204)
Prepaid expenses	(369,916)	—	(40,947)	—	(410,863)
Contract assets	(11,505)	—	(42,245)	—	(53,750)
Financial assets at fair value through profit or loss	(661)	—	338	—	(323)
Financial assets at fair value through other comprehensive income	(41,798)	—	(3,556)	(58,483)	(103,837)
Others	(284,255)	—	(238,725)	(170)	(523,150)

Total	(1,516,091)	—	(460,235)	(58,011)	(2,034,337)

Deferred tax assets
Derivative instruments	8,341	—	(850)	(7,491)	—
Provision for impairment or trade receivables	99,887	—	(15,816)	—	84,071
Inventory valuation	121	—	(98)	—	23
Contribution for construction	16,800	—	(646)	—	16,154
Unsettled expenses	127,897	—	32,539	—	160,436
Provisions	36,178	—	(3,354)	—	32,824
Property and equipment	230,278	—	(1,623)	—	228,655
Defined benefit liabilities	513,842	—	48,847	6,782	569,471
Withholding of facilities expenses	6,609	—	(426)	—	6,183
Deduction of installment receivables	42	—	6	—	48
Assets retirement obligation	24,532	—	4,484	—	29,016
Gain or loss foreign currency translation	10,672	—	10,005	—	20,677

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2017, 2018 and 2019

(In millions of Korean won)	2019
	Beginning	Changes in accounting policy	Consolidated statements of operations	Other comprehensive income	Ending
Deferred revenue	39,641	—	(3,841)	—	35,800
Real-estate sales	21,728	—	(8,043)	—	13,685
Others	537,209	—	174,177	(2,949)	708,437

Total	1,673,777	—	235,361	(3,658)	1,905,480

Temporary difference, net	157,686	—	(224,874)	(61,669)	(128,857)
Tax credit carryforwards	102,898	—	25,347	—	128,245

Total net balance	260,584	—	(199,527)	(61,669)	(612)

The tax impacts recognized directly to equity as at December 31, 2017, 2018, and 2019, are as follows:

	2017						2018						2019
(In millions of Korean won)	Before recognition		Tax effect		After recognition		Before recognition		Tax effect		After recognition		Before recognition		Tax effect		After recognition
Loss on valuation of available-for-sale securities	￦	(5,561)	￦	1,346	￦	4,215)	￦	—	￦	—	￦	—	￦	—	￦	—	￦	—
Gain on valuation of financial assets at fair value through other comprehensive income		—		—		—		59,384		(15,573)		43,811		225,635		(58,483)		167,152
Gain (loss) on valuation of hedge instruments		40,694		(9,848)		30,846		(36,756)		9,745		(27,011)		31,003		(8,139)		22,864
Remeasurements of net defined benefit liabilities		(110,768)		26,806		(83,962)		(116,324)		42,813		(73,511)		(33,814)		8,037		(25,777)
Share of gain(loss) of associates and joint ventures, and others		13,410		(3,245)		10,165		(1,036)		179		(857)		4,493		(1,327)		3,166
Exchange differences on translation for foreign operations		(27,865)		6,743		(21,122)		3,989		(1,049)		2,940		6,692		(1,759)		4,933

Total	￦	(90,090)	￦	21,802	￦	(68,288)	￦	(90,743)	￦	36,115	￦	(54,628)	￦	234,009	￦	(61,671)	￦	172,338

Details of income tax expense for the years ended December 31, 2017, 2018 and 2019, are calculated as follows:

(In millions of Korean won)	2017		2018		2019
Current income tax expense	￦	268,885	￦	329,581	￦	120,533
Impact of change in deferred taxes		1,771		(15,016)		199,527

Income tax expense	￦	270,656	￦	314,565	￦	320,060

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2017, 2018 and 2019

The tax on the Group’s profit before tax differs from the theoretical amount that would arise using the weighted average tax rate applicable to profits of the entities as follows:

(In millions of Korean won)	2017		2018		2019
Profit before income tax expense	￦	816,997	￦	1,033,977	￦	1,019,334

Statutory income tax expense	￦	197,251	￦	273,982	￦	269,955
Tax effect
Income not taxable for taxation purposes		(19,268)		(85,322)		(1,265)
Non-deductible expenses		39,746		18,126		19,543
Tax credit		(27,211)		(20,319)		(39,190)
Additional payment of income taxes		976		11,439		3,832
Tax effect and adjustment on consolidation
Goodwill impairment		20,475		137		159
Eliminated dividend income form subsidiaries		34,305		31,966		21,917
Changes of out-side tax effect		17,990		618		13,539
Investment in-kind		—		82,820		—
Intangible Asset impairment and amortization		—		—		14,052
Reversal expenses of contract cost assets		—		—		11,213
Others		6,392		1,118		6,305

Income tax expense	￦	270,656	￦	314,565	￦	320,060

30.	Earnings per Share

Basic earnings per share is calculated by dividing the profit from operations attributable to equity holders of the Group by the weighted average number of ordinary shares outstanding during the period, excluding ordinary shares purchased by the Group and held as treasury stock.

Basic earnings per share from operations for the years ended December 31, 2017, 2018 and 2019, is calculated as follows:

	2017		2018		2019
Profit attributable to ordinary shares (In millions of Korean won)	￦	461,559	￦	645,571	649,109
Weighted average number of ordinary shares outstanding (In number of shares)		245,017,175		245,049,466	245,171,283
Basic earnings per share (In Korean won)		1,884		2,634	2,648

Diluted earnings per share from operations is calculated by adjusting the weighted average number of ordinary shares outstanding to assume conversion of all dilutive potential ordinary shares. The Controlling Company has dilutive potential ordinary shares from convertible preferred stocks, stock options and other share-based payments.

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2017, 2018 and 2019

Diluted earnings per share from operations for the years ended December 31, 2017, 2018 and 2019 is calculated as follows:

	2017		2018		2019
Profit attributable to ordinary shares (In millions of Korean won)	￦	461,559	￦	645,571	649,109
Adjustment to net income attributable to ordinary shares (In millions of Korean won)		—		—	(157)
Diluted profit attributable to ordinary shares (In millions of Korean won)		461,559		645,571	648,952
Number of dilutive potential ordinary shares outstanding (In number of shares)		79,880		1,163	70,267
Weighted average number of ordinary shares outstanding (In number of shares)		245,097,055		245,050,629	245,241,550
Diluted earnings per share (In Korean won)		1,883		2,634	2,646

Diluted earnings per share is earnings per outstanding of ordinary shares and dilutive potential ordinary shares. Diluted earnings per share is calculated by dividing adjusted profit for the year by the sum of the number of ordinary shares and dilutive potential ordinary shares.

31.	Dividend

The dividends paid by the Group in 2019, 2018 and 2017 were ￦ 269,659 million (￦ 1,100 per share). ￦ 245,097 million (￦ 1,000 per share) and ￦ 195,977 million (￦ 800 per share), respectively. A dividend in respect of the year ended December 31, 2019, of ￦ 1,100 per share, amounting to a total dividend of ￦ 269,766 million, was approved at the shareholders’ meeting on March 30, 2020.

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2017, 2018 and 2019

32.	Cash Generated from Operations

Cash flows from operating activities for the years ended December 31, 2017, 2018 and 2019, are as follows:

(In millions of Korean won)	2017		2018		2019
1. Profit for the year	￦	546,341	￦	719,412	￦	699,274
2. Adjustments to reconcile net income
Income tax expense		270,656		314,565		320,060
Interest income[1]		(108,639)		(265,817)		(303,722)
Interest expense[1]		302,464		296,894		268,773
Dividends income		(4,785)		(2,910)		(3,408)
Depreciation		2,802,531		2,735,413		2,567,754
Amortization of intangible assets		635,150		629,526		660,705
Depreciation of right-of-use assets		—		—		452,056
Provision for severance benefits		218,966		245,926		256,525
Impairment losses on trade receivables		45,704		113,064		60,193
Share of net profit or loss of associates and joint ventures		15,480		5,912		3,252
Loss(gain) on disposal of associates and joint ventures		979		(3,737)		30
Gain on disposal of right-of-use assets		—		—		(1,853)
Impairment loss of associates and joint ventures		3,662		—		—
Impairment losses on assets held for sale		—		—		7,586
Loss on disposal of property and equipment and investment in properties		150,293		68,688		49,284
Loss(gain) on disposal of intangible assets		4,271		(4,256)		(1,248)
Loss on impairment of intangible assets		116,095		12,997		61,899
Loss on foreign currency translation		(213,341)		68,952		75,998
Loss(gain) on valuation and settlement of derivatives, net		268,094		(92,210)		(70,482)
Gain on disposal of financial assets at fair value through profit or loss		—		(1,712)		(5,115)
Gain on valuation of financial assets at fair value through profit or loss		—		(10,768)		(4,335)
Gain on disposal of financial assets at amortized cost		—		(44)		43
Impairment losses on available-for-sale financial assets		9		—		—
Gain on disposal of available-for-sale financial assets		(89,598)		—		—
Others		(251,193)		(55,969)		134,848
3. Changes in operating assets and liabilities
Decrease(increase) in trade receivables		(303,340)		(81,217)		(433,292)
Decrease(Increase) in other receivables		(346,013)		356,643		(79,130)
Decrease(increase) in other current assets		11,792		(123,258)		984
Decrease(increase) in other non-current assets		(43,790)		19,556		(178,180)
Decrease(increase) in inventories		(205,403)		(480,543)		240,488
Increase(decrease) in trade payables		162,110		(167,841)		44,354
Increase(decrease) in other payables		214,689		(448,301)		(102,375)
Increase in other current liabilities		288,553		291,548		43,384
Increase(decrease) in other non-current liabilities		174,618		144,072		(199,547)
Decrease(Increase) in provisions		(12,574)		85,946		(12,164)
Decrease(Increase) in deferred revenue		(13,086)		48,201		641
Increase in plan assets		(203,420)		(53,301)		(375,499)
Payment of severance benefits		(118,391)		(153,209)		(119,716)

4. Cash generated from operations (1+2+3)	￦	4,318,884	￦	4,212,222	￦	4,058,065

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2017, 2018 and 2019

1

BC Card Co., Ltd. and other subsidiaries of the Group recognized interest income and expenses as operating income and expenses, respectively. Related interest income recognized as operating revenue is ￦ 21,018 million (2017: ￦ 15,561 million, 2018: ￦ 21,021 million) and related interest expense recognized as operating expense is ￦ 548 million (2017: ￦ 0 million, 2018: ￦ 21 million) for the year ended December 31, 2019.

The Group made agreements with securitization specialty companies and disposed of its trade receivables related to handset sales (Note 20). Cash flows from the disposals are presented in cash generated from operations.

Significant transactions not affecting cash flows for the years ended December 31, 2017, 2018 and 2019, are as follows:

(In millions of Korean won)	2017		2018		2019
Reclassification of the current portion of borrowings	￦	1,416,066	￦	1,149,599	￦	1,030,056
Reclassification of construction-in-progress to property and equipment		2,686,591		1,988,014		2,698,146
Reclassification of accounts payable from property and equipment		225,601		122,185		685,859
Reclassification of accounts payable from intangible assets		(227,108)		584,595		(356,911)
Reclassification of payable from defined benefit liability		36,209		(31,838)		(19,053)
Reclassification of payable from plan assets		43,035		(9,497)		(14,298)

33.	Changes in Liabilities Arising from Financing Activities

Changes in liabilities arising from financing activities, liabilities related to cashflow to be classified as future financing activities, for the years ended December 31, 2019 and 2018, are as follows:

(In millions of Korean won)	2018
	Beginning		Cash flows		Non-cash										Ending
					Newly acquired		Exchange difference		Fair value change		Scope changes		Others
Borrowing	￦	6,683,662	￦	(139,715)	￦	—	￦	70,095	￦	—	￦	15,000	￦	19,252	￦	6,648,294
Financial lease liabilities		176,878		(73,885)		61,187		—		—		—		(322)		163,858
Derivative liabilities		98,820		(14,587)		—		(37,344)		35,809		—		(17,631)		65,067
Derivative assets		(7,389)		11,126		—		(22,474)		(3,419)		—		(7,687)		(29,843)

Total	￦	6,951,971	￦	(217,061)	￦	61,187	￦	10,277	￦	32,390	￦	15,000	￦	(6,388)	￦	6,847,376

(In millions of Korean won)	2019
	Beginning		Cash flows		Non-cash										Ending
					Changes in Accounting Policy		Newly acquired		Exchange difference		Fair Value changes		Others
Borrowing	￦	6,648,294	￦	574,175	￦	—	￦	—	￦	64,398	￦	—	￦	12,000	￦	7,298,867
Lease liabilities		163,858		(485,444)		807,233		256,871		—		—		(13,379)		729,139
Derivative liabilities		65,067		(9,734)		—		—		(4,234)		(20,058)		(10,945)		20,096
Derivative assets		(29,843)		33,635		—		—		(53,729)		(11,398)		2,759		(58,576)

Total	￦	6,847,376	￦	112,632	￦	807,233	￦	256,871	￦	6,435	￦	(31,456)	￦	(9,565)	￦	7,989,526

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2017, 2018 and 2019

34.	Segment Information

The Group’s operating segments are as follows:

Details	Business service
ICT	Mobile/fixed line telecommunication service and convergence business, B2B business and others
Finance	Credit card business and others
Satellite TV	Satellite TV business
Others	IT, facility security and global business, and others

Details of each segment for the years ended December 31, 2017, 2018 and 2019, are as follows:

	2017
(In millions of Korean won)	Operating revenues		Operating Income		Depreciation and Amortization
ICT[1]	￦	17,731,569	￦	1,302,639	￦	3,016,531
Finance		3,637,917		205,678		28,827
Satellite TV		685,822		75,373		99,216
Others[1]		5,288,474		177,259		211,552

		27,343,782		1,760,949		3,356,126
Elimination		(3,796,853)		(691,857)		8,376

Consolidated amount	￦	23,546,929	￦	1,069,092	￦	3,364,502

1	Due to the segment restructuring, the prior year segment reporting has been reclassified to reflect the current year changes for comparability purposes.

	2018
(In millions of Korean won)	Operating revenues		Operating Income		Depreciation and Amortization
ICT	￦	17,724,320	￦	933,191	￦	2,917,163
Finance		3,560,417		145,463		22,504
Satellite TV		690,821		66,735		98,310
Others[1]		5,370,723		56,293		236,791

		27,346,281		1,201,682		3,274,768
Elimination		(3,910,231)		(100,822)		6,964

Consolidated amount	￦	23,436,050	￦	1,100,860	￦	3,281,732

1	Due to the segment restructuring, the prior year segment reporting has been reclassified to reflect the current year changes for comparability purposes.

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2017, 2018 and 2019

	2019
(In millions of Korean won)	Operating revenues		Operating Income		Depreciation and Amortization[1]
ICT[1]	￦	18,527,631	￦	627,250	￦	3,238,587
Finance		3,556,776		157,843		26,741
Satellite TV		694,637		69,357		94,992
Others		6,084,382		218,794		358,405

		28,863,426		1,073,244		3,718,725
Elimination		(3,964,237)		(53,070)		(79,805)

Consolidated amount	￦	24,899,189	￦	1,020,174	￦	3,638,920

1	Property and equipment and intangible assets associated with ICT reporting segment are ￦ 13,687,834 million.

For the year ended December 31, 2019, the Group identified ICT as a reporting segment which was Marketing/Customer and Corporate Business in prior years. Accordingly, the prior year segment reporting has been reclassified to reflect the current year changes for comparability purposes.

Operating revenues for the year ended December 31, 2017, 2018 and 2019 and non-current assets as at December 31, 2018 and 2019 by geographical regions, are as follows:

(In millions of Korean won)	Operating revenues			Non-current assets[1]
Location	2017	2018	2019	2018.12.31	2019.12.31
Domestic	￦23,481,703	￦ 23,376,218	￦ 24,832,068	￦17,426,879	￦18,718,584
Overseas	65,226	59,832	67,121	139,585	76,679

Total	￦23,546,929	￦ 23,436,050	￦ 24,899,189	￦17,566,464	￦18,795,263

1	Non-current assets include property and equipment, intangible assets, investment properties and right-of-use assets.

35.	Related Party Transactions

The list of related party of the Group as at December 31, 2019, is as follows:

Relationship	Name of Entry
Associates and joint ventures	Korea Information & Technology Investment Fund, K- Realty CR-REITs 1, Boston Global Film & Contents Fund L.P., QTT Global (Group) Company Limited, CU Industrial Development Co., Ltd., KD Living, Inc., Oscar Ent. Co., Ltd., KT-CKP New Media Investment Fund, LoginD Co., Ltd., K-REALTY CR-REIT 6, K Bank, Inc., ISU- kth Contents Investment Fund, Daiwon Broadcasting Co., Ltd., KT-DSC creative economy youth start-up investment fund, Korea electronic Vehicle charging service, K- REALTY RENTAL HOUSING REIT 2, AI RESEARCH INSTITUTE, KT-IBKC future investment fund 1, Gyeonggi-KT Yoojin Superman Fund, FUNDA Co., Ltd., CHAMP IT Co.,Ltd., Alliance Internet Corp., Little big pictures., Virtual Realm Sendirian Berhad, KT Philippines co. Ltd., KT-Smart Factory Investment Fund

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2017, 2018 and 2019

Outstanding balances of receivables and payables in relations to transactions with related parties as at December 31, 2018 and 2019, are as follows:

		December 31, 2018
		Receivables				Payables
(In millions of Korean won)		Trade receivables		Other receivables		Trade payables		Other payables
Associates and joint ventures	K-REALTY CR REITs No.1	￦	674	￦	30,910	￦	—	￦	—
	K Bank, Inc.		627		12,435		—		296
	Others		777		1,225		4		1,116

Total		￦	2,078	￦	44,570	￦	4	￦	1,412

		December 31, 2019
		Receivables				Payables
(In millions of Korean won)		Trade receivables		Other receivables		Other payables		Lease liabilities
Associates and joint ventures	K-REALTY CR REITs No.1	￦	608	￦	23,100	￦	—	￦	57,907
	K Bank, Inc.		583		13,664		557		—
	Others		434		1,177		711		—

Total		￦	1,625	￦	37,941	￦	1,268	￦	57,907

Significant transactions with related parties for the years ended December 31, 2017, 2018 and 2019, are as follows:

		2017
(In millions of Korean won)		Sales	Purchases[1]
Associates and joint ventures	K- Realty CR-REITs No.1	￦ 2,233	￦ 35,532
	MOS GS Co., Ltd.	704	16,946
	MOS Daegu Co., Ltd.	335	8,514
	MOS Chungcheong Co., Ltd.	455	15,542
	MOS Gangnam Co., Ltd.	484	16,380
	MOS GB Co., Ltd.	987	21,651
	MOS BS Co., Ltd.	460	15,957
	MOS Honam Co., Ltd.	493	14,294
	K Bank, Inc.	29,939	59
	NgeneBio [2]	43	—
	Others	1,149	11,384

Total		￦ 37,282	￦ 156,259

1	The amount includes acquisition of primarily property and equipment. [2] It is the amount after excluded from consolidation during the year.

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2017, 2018 and 2019

		2018
(In millions of Korean won)		Sales		Purchases[1]
Associates and joint ventures	K- Realty CR-REITs No.1	￦	2,088	￦	31,984
	MOS GS Co., Ltd. [2]		493		12,023
	MOS Daegu Co., Ltd. [2]		229		8,775
	MOS Chungcheong Co., Ltd. [2]		540		9,159
	MOS Gangnam Co., Ltd. [2]		333		11,549
	MOS GB Co., Ltd. [2]		1,378		16,519
	MOS BS Co., Ltd. [2]		324		11,193
	MOS Honam Co., Ltd. [2]		331		10,499
	K Bank, Inc.		15,705		7,004
	NgeneBio [3]		3		—
	Others		2,888		9,547

	Total	￦	24,312	￦	128,252

1	The amounts include acquisition of primarily property and equipment.
2	It is the amount before excluded from consolidation during the year.
3	It is the amount before excluded from associates during the year

		2019
(In millions of Korean won)		Sales		Purchases[1]
Associates and joint ventures	K- Realty CR-REITs No.1	￦	1,302	￦	—
	K Bank, Inc.		17,815		8,524
	Others		1,498		10,531
Others	K-REALTY CR-REIT 10 [1]		2,801		—

	Total	￦	23,416		19,055

1	The amounts include acquisition of primarily property and equipment.
2	The transaction detail prior to current year liquidation.

December 31, 2019
		Receivables		Payables
(In millions of Korean won)		Acquisition of lease receivables	Acquisition of right-of-use assets	Finance income	Finance costs
Associates and joint ventures	K- Realty CR-REITs No.1	￦—	￦ 776	￦—	￦2,225

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2017, 2018 and 2019

Key management compensation for the years ended December 31, 2017, 2018 and 2019, consists of:

(In millions of Korean won)	2017		2018		2019
Salaries and other short-term benefits	￦	2,879	￦	2,762	￦	2,955
Post-employment benefits		311		751		321
Stock-based compensation		1,331		878		891

Total	￦	4,521	￦	4,391	￦	4,167

Fund transactions with related parties for the years ended December 31, 2017, 2018 and 2019, are as follows:

	2017
(In millions of Korean won)	Equity contributions in cash		Dividend income
Associates and joint ventures
PT. Mitra Transaksi Indonesia	￦	5,194	￦	—
KT-IBKC future investment fund 1		7,500		—
CHAMP IT Co.,Ltd.		750		—
Korea Electronic Vehicle Charging Service		864		—
Gyeonggi-KT Yoojin Superman Fund		1,000		—
K-REALTY CR REIT 1		—		5,392
K Bank, Inc.		26,543		—
Korea Information & Technology Investment Fund		—		739
MOS GS Co., Ltd.		—		12
MOS Daegu Co., Ltd.		—		12
MOS Chungcheong Co., Ltd.		—		12
MOS Gangnam Co., Ltd.		—		10
MOS GB Co., Ltd.		—		15
MOS BS Co., Ltd.		—		10
MOS Honam Co., Ltd.		—		10

Total	￦	41,851	￦	6,212

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2017, 2018 and 2019

	2018
(In millions of Korean won)	Equity contributions in cash and others		Dividend income
Associates and joint ventures
PHI Healthcare Inc. (HooH Healthcare Inc.)	￦	1,000	￦	—
KT-CKP New Media Investment Fund		(1,229)		—
PT. Mitra Transaksi Indonesia [1]		1,567		—
Gyeonggi-KT Yoojin Superman Fund		1,000		—
KT-DSC creative economy youth start-up investment fund		(1,800)		—
KT-IBKC future investment fund 1		(1,050)		—
Korea Electronic Vehicle Charging Service		168		—
K Bank, Inc.		26,725		—
GE Premier 1st Corporate Restructuring Real Estate Investment Trust Company		(3,423)		—
JB Emerging Market Specialty Investment Private Equity Trust No.1		3,960		202
K-REALTY CR REIT 1		—		8,932
Korea Information & Technology Investment Fund		—		1,842
MOS GS Co., Ltd.[2]		(147)		8
MOS Daegu Co., Ltd. [2]		(147)		8
MOS Chungcheong Co., Ltd. [2]		(153)		8
MOS Gangnam Co., Ltd. [2]		(180)		10
MOS GB Co., Ltd. [2]		(203)		12
MOS BS Co., Ltd. [2]		(183)		10
MOS Honam Co., Ltd. [2]		(206)		10
Daiwon Broadcasting Co., Ltd.		—		85
Boston Global Film & Contents Fund L.P.		(986)		—
Gyeonggi-KT Green Growth Fund		—		19

Total	￦	24,713	￦	11,146

1	It is the amount before reclassification to assets held for sale.
2	It is the amount before included in consolidation during the year.

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2017, 2018 and 2019

	December 31, 2019
	Borrowing transaction[1]				Equity contributions in cash		Dividend income
(In millions of Korean won)	Borrowing [2]		Repayment
KT-IBKC Future Investment Fund1	￦	—	￦	—	￦	3,750	￦	—
KT Philippines co. Ltd.		—		—		99		—
Virtua Realm Sendirian Berhad		—		—		550		—
K-REALTY CR REIT 1		—		30,385		—		10,928
K Bank, Inc		—		—		21,782		—
KIF Investment Fund		—		—		—		4,280
Daiwon Broadcasting Co.,Ltd.		—		—		—		77
JB Emerging Market Specialty Investment Private Equity Trust No.1		—		—		—		69
Gyeonggi-KT Yoojin Superman Fund		—		—		1,000		—
KT-CKP New Media Investment Fund		—		—		(174)		—
KT-DSC creative economy youth start-up investment fund		—		—		(1,800)		—
KT-Smart Factory Investment Fund		—		—		2,800		—
KT-SB Venture Investment Fund		—		—		(2,404)		—

Total	￦	—	￦	30,385	￦	25,603	￦	15,354

1	Borrowing transactions include lease transactions.
2	With the application of IFRS 16, initial direct costs were not included in the right-of-use asset at the time of transition on January 1, 2019.

36.	Financial Risk Management

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

December 31, 2017, 2018 and 2019

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

As at December 31, 2017, 2018 and 2019, if the foreign exchange rate had strengthened/weakened by 10% with all other variables held constant, the effects on profit before income tax and shareholders’ equity would have been as follows:

(In millions of Korean won)	Fluctuation of foreign exchange rate	Income before tax[1]	Shareholders’ equity
2017.12.31	10%	(10,132)	(7,273)
	-10%	10,132	7,273
2018.12.31	10%	(2,350)	633
	-10%	(2,851)	(62)
2019.12.31	10%	(51,581)	(44,638)
	-10%	51,581	44,638

1	Computed with considering derivatives hedging effect applied by the Group to hedge foreign exchange risk of liabilities in foreign currencies.

The above analysis is a simple sensitivity analysis which assumes that all the variables other than foreign exchange rates are held constant. Therefore, the analysis does not reflect any correlation between foreign exchange rates and other variables, nor the management’s decision to decrease the risk.

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2017, 2018 and 2019

Details of financial assets and liabilities in foreign currencies as at December 31, 2017, 2018 and 2019, are as follows:

(In thousands of foreign currencies)	2017		2018		2019
	Financial assets	Financial liabilities	Financial assets	Financial liabilities	Financial assets	Financial liabilities
USD	236,476	1,908,831	279,327	1,893,782	209,163	2,551,289
SDR[1]	306	738	267	730	255	729
JPY	28,267	21,801,443	66,078	50,000,000	24,930	80,000,000
GBP	—	74	—	256	—	56
EUR	186	3,625	2	6	1	6
DZD[2]	47	—	618	—	—	—
CNY	46,555	10	16,315	271	2,438,626	14,137
UZS[3]	136,787	—	121,053	—	—	—
RWF[4]	3,346	—	857	—	706	—
THB[5]	—	—	1,685	1,685	6,143	3,079
IDR[6]	14,886,393	710,162	64,240,286	41,510,330	10,657,194	2,034,151
MMK[7]	84	—	84	—	84	—
TZS[8]	317,348	—	—	2,876	6,919	—
BWP[9]	42	—	897	—	911	—
HKD	—	—	—	—	—	268
BDT[10]	38,074	—	39,494	—	18,897	—
PLN[11]	338	—	26	—	—	—
VND[12]	311,649	—	467,272	—	271,563	—
XAF[13]	—	—	666	—	97,411	—
CHF[14]	—	12	—	—	—	—

1	Special Drawing Rights.
2	Algeria Dinar.
3	Uzbekistan Sum.
4	Rwanda Franc.
5	Thailand Bhat.
6	Indonesia Rupiah.
7	Myanmar Kyat.
8	Tanzanian Shilling.
9	Botswana Pula.
10	Bangladesh Taka.
11	Polish Zloty.
12	Vietnam Dong.
13	Central African Franc.
14	Confoederatio Helvetia Franc.

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2017, 2018 and 2019

(iii) Price risk

As at December 31, 2017, 2018 and 2019, the Group is exposed to equity securities price risk because the securities held by the Group are traded in active markets. If the market prices had increased/decreased by 10% with all other variables held constant, the effects on profit before income tax and shareholders’ equity would have been as follows:

(In millions of Korean won)	Fluctuation of price	Income before tax		Equity
2017.12.31	10%	￦	—	￦	686
	-10%		—		(686)
2018.12.31	10%	￦	12	￦	898
	-10%		(12)		(898)
2019.12.31	10%	￦	23	￦	697
	-10%		(23)		(697)

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

As at December 31, 2017, 2018 and 2019, if the market interest rate had increased/decreased by 100 bp with other variables held constant, the effects on profit before income tax and shareholders’ equity would be as follows:

(In millions of Korean won)	Fluctuation of interest rate	Income before tax		Shareholders’ equity
2017.12.31	+ 100 bp	￦	1,942	￦	4,868
	- 100 bp		(1,954)		(5,198)
2018.12.31	+ 100 bp	￦	1,059	￦	9,689
	- 100 bp		(1,958)		(10,237)
2019.12.31	+ 100 bp	￦	425	￦	14,764
	- 100 bp		(482)		(19,280)

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

December 31, 2017, 2018 and 2019

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

The maximum exposure to credit risk of the Group’s financial instruments without considering value of collaterals as at December 31, 2018 and 2019, are as follows:

(In millions of Korean won)	December 31, 2018		December 31, 2019
Cash and cash equivalents (except for cash on hand)	￦	2,284,885	￦	2,226,608
Trade and other receivables
Financial assets at amortized costs		5,425,996		5,784,228
Financial assets at fair value through other comprehensive income		1,097,348		1,256,266
Contract assets		398,797		557,041
Other financial assets
Derivatives financial assets for hedging		29,843		58,576
Financial assets at fair value through profit or loss		714,653		541,657
Financial assets at fair value through other comprehensive income		6,909		7,086
Financial assets at amortized costs		484,271		441,804
Financial guarantee contracts[1]		65,760		19,422

Total	￦	10,508,462	￦	10,892,688

1	It is total amount guaranteed by the Group according to the guarantee contracts.

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2017, 2018 and 2019

(i) Trade receivables and contract assets

The Group applies the simplified approach to measuring expected credit losses which uses a lifetime expected loss allowance for all trade receivables and contract assets.

The Group measures the expected credit loss by considering the future irrecoverability rate of the remaining balance of trade receivables and other receivables at the end of the reporting period. Each trade receivables and other receivables are classified considering the credit risk characteristics and overdue periods in order to measure expected credit loss. The expected credit loss rate calculation is based on historical payment and credit loss information in relation to revenue for 36 months period up to December 31, 2019.

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

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2017, 2018 and 2019

The table below analyzes the Group’s liabilities (including interest expenses) into relevant maturity groups based on the remaining period at the date of the end of each reporting period to the contractual maturity date. These amounts are contractual undiscounted cash flows and can differ from the amount in the consolidated financial statements.

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

	December 31, 2019
(In millions of Korean won)	Less than 1 year		1-5 years		More than 5 years		Total
Trade and other payables	￦	8,149,445	￦	805,241	￦	370,044	￦	9,324,730
Borrowings(including debentures)		1,304,936		4,417,639		2,493,637		8,216,212
Lease liabilities		356,797		378,258		49,730		784,785
Other non-derivative financial liabilities		1,749		175,764		18,962		196,475
Financial guarantee contracts[1]		19,422		—		—		19,422

Total	￦	9,832,349	￦	5,776,902	￦	2,932,373	￦	18,541,624

1

It is total amount guaranteed by the Group according to guarantee contracts. Cash flow from financial guarantee contracts is classified as the maturity group in the earliest period when the financial guarantee contracts can be executed.

Cash outflow and inflow of derivatives settled gross or net are undiscounted contractual cash flow and can differ from the amount in the consolidated financial statements.

	December 31, 2017
(In millions of Korean won)	Less than 1 year		1-5 years		More than 5 years		Total
Outflow	￦	638,171	￦	546,791	￦	526,633	￦	1,711,595
Inflow		608,270		568,976		509,558		1,686,804

	December 31, 2018
(In millions of Korean won)	Less than 1 year		1-5 years		More than 5 years		Total
Outflow	￦	455,343	￦	1,466,915	￦	517,301	￦	2,439,559
Inflow		484,505		1,492,718		519,133		2,496,356

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2017, 2018 and 2019

	December 31, 2019
(In millions of Korean won)	Less than 1 year		1-5 years		More than 5 years		Total
Outflow	￦	650,497	￦	1,602,513	￦	507,947	￦	2,760,957
Inflow		684,720		1,648,746		524,483		2,857,949

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

The debt-to-equity ratios as at December 31, 2018 and 2019, are as follows:

(In millions of Korean won)	December 31, 2018		December 31, 2019
Total liabilities	￦	17,815,630	￦	19,009,318
Total equity		14,658,490		15,144,090
Debt-to-equity ratio		122%		126%

The Group manages capital on the basis of the gearing ratio. This ratio is calculated as net debt divided by total capital. Net debt is calculated as total borrowings less cash and cash equivalents. Total capital is calculated as ‘equity’ in the statement of financial position plus net debt.

The gearing ratios as at December 31, 2018 and 2019, are as follows:

(In millions of Korean won, %)	December 31, 2018		December 31, 2019
Total borrowings	￦	6,648,293	￦	7,298,867
Less: cash and cash equivalents		(2,703,422)		(2,305,894)

Net debt		3,944,871		4,992,973
Total equity		14,658,490		15,144,090
Total capital		18,603,361		20,137,063
Gearing ratio		21%		25%

(3) Offsetting Financial Assets and Financial Liabilities

Details of the Group’s recognized financial assets subject to enforceable master netting arrangements or similar agreements are as follows:

(In millions of Korean won)	December 31, 2018
	Gross assets		Gross liabilities offset		Net amounts presented in the statement of financial position		Amounts not offset				Net amount
							Financial instruments		Cash collateral
Trade receivables	￦	78,833	￦	(1)	￦	78,832	￦	(76,414)	￦	—	￦	2,418
Other financial assets		19,825		—		19,825		(19,825)		—		—

	￦	98,658	￦	(1)	￦	98,657	￦	(96,239)	￦	—	￦	2,418

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2017, 2018 and 2019

(In millions of Korean won)	December 31, 2019
	Gross assets		Gross liabilities offset		Net amounts presented in the statement of financial position		Amounts not offset				Net amount
							Financial instruments		Cash collateral
Trade receivables	￦	66,487	￦	(1)	￦	66,486	￦	(63,604)	￦	—	￦	2,882
Other financial assets		18,571		(13)		18,558		(18,526)		—		32

	￦	85,058	￦	(14)	￦	85,044	￦	(82,130)	￦	—	￦	2,914

Netting arrangements with reference to the offers of telecommunication facility interconnection, sharing data, and others among telecommunication companies.

The Group’s recognized financial liabilities subject to enforceable master netting arrangements or similar agreements are as follows:

(In millions of Korean won)	December 31, 2018
	Gross liabilities		Gross assets offset		Net amounts presented in the statement of financial position		Amounts not offset				Net amount
							Financial instruments		Cash collateral
Trade payables	￦	78,317	￦	—	￦	78,317	￦	(76,413)	￦	—	￦	1,904
Other financial liabilities		19,827		(1)		19,826		(19,825)		—		1

	￦	98,144	￦	(1)	￦	98,143	￦	(96,238)	￦	—	￦	1,905

(In millions of Korean won)	December 31, 2019
	Gross liabilities		Gross assets offset		Net amounts presented in the statement of financial position		Amounts not offset				Net amount
							Financial instruments		Cash collateral
Trade payables	￦	65,669	￦	(13)	￦	65,656	￦	(63,628)	￦	—	￦	2,028
Other financial liabilities		18,509		(1)		18,508		(18,502)		—		6

	￦	84,178	￦	(14)	￦	84,164	￦	(82,130)	￦	—	￦	2,034

Netting arrangements with reference to the offers of telecommunication facility interconnection, sharing data, and others among telecommunication companies.

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2017, 2018 and 2019

37.	Fair Value

37.1 Fair Value of Financial Instruments by Category

Carrying amount and fair value of financial instruments by category as at December 31, 2018 and 2019, are as follows:

	December 31, 2018			December 31, 2019
(In millions of Korean won)	Carrying amount		Fair value	Carrying amount		Fair value
Financial assets
Cash and cash equivalents	￦	2,703,422	[1]	￦	2,305,894	[1]
Trade and other receivables
Financial assets measured at amortized cost [2]		5,425,996	[1]		5,748,459	[1]
Financial assets at fair value through other comprehensive income		1,097,348	1,097,348		1,256,266	1,256,266
Other financial assets
Financial assets measured at amortized cost		484,271	[1]		441,804	[1]
Financial assets at fair value through profit or loss		777,685	777,685		632,324	632,324
Financial assets at fair value through other comprehensive income		326,157	326,157		557,342	557,342
Derivative financial assets for hedging		29,843	29,843		58,576	58,576

Total	￦	10,844,722		￦	11,000,665

Financial liabilities
Trade and other payables	￦	8,357,520	[1]	￦	8,679,698	[1]
Borrowings		6,648,293	[1]		7,298,867	[1]
Other financial liabilities
Financial liabilities at amortized cost		99,330	[1]		129,945	[1]
Financial liabilities at fair value through profit or loss		7,758	7,758		38	38
Derivative financial liabilities for hedging		57,308	57,308		20,096	20,096

Total	￦	15,170,209		￦	16,128,644

1	The Group did not conduct fair value estimation since the book amount is a reasonable approximation of the fair value
2	With the application of IFRS 7, lease receivables is excluded from fair value disclosure.

37.2	Fair Value Hierarchy

To provide an indication about the reliability of the inputs used in determining fair value, the Group classifies its financial instruments into the three levels prescribed under the accounting standards.

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2017, 2018 and 2019

Financial instruments that are measured at fair value are categorized by the fair value hierarchy, and the defined levels are as follows:

•

Level 1: The fair value of financial instruments traded in active markets is based on quoted market prices at the end of the reporting period. The quoted market price used for financial assets held by the Group is the current bid price. These instruments are included in level 1.

•

Level 2: The fair value of financial instruments that are not traded in an active market is determined using valuation techniques which maximize the use of observable market data and rely as little as possible on entity-specific estimates. If all significant inputs required to fair value an instrument are observable, the instrument is included in level 2.

•	Level 3: If one or more of the significant inputs is not based on observable market data, the instrument is included in level 3.

Fair value hierarchy classifications of the financial assets and financial liabilities that are measured at fair value or its fair value is disclosed as at December 31, 2018 and 2019, are as follows:

(In millions of Korean won)	December 31, 2018
	Level 1		Level 2		Level 3		Total
Assets
Trade and other receivables
Financial assets at fair value through other comprehensive income	￦	—	￦	1,097,348	￦	—	￦	1,097,348
Other financial assets
Financial assets at fair value through profit or loss		121		613,964		163,600		777,685
Financial assets at fair value through other comprehensive income		8,861		5,760		311,536		326,157
Derivative financial assets for hedging		—		29,843		—		29,843
Disclosed fair value

Investment properties		—		—		1,821,061		1,821,061

Total	￦	8,982	￦	1,746,915	￦	2,296,197	￦	4,052,094

Liabilities
Other financial liabilities
Financial liabilities at fair value through profit or loss	￦	—	￦	—	￦	7,758	￦	7,758
Derivative financial liabilities for hedging		—		47,125		10,183		57,308

Total	￦	—	￦	47,125	￦	17,941	￦	65,066

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2017, 2018 and 2019

(In millions of Korean won)	December 31, 2019
	Level 1		Level 2		Level 3		Total
Assets
Trade and other receivables
Financial assets at fair value through other comprehensive income	￦	—	￦	1,256,266	￦	—	￦	1,256,266
Other financial assets
Financial assets at fair value through profit or loss		232		136,951		495,141		632,324
Financial assets at fair value through other comprehensive income		6,738		508,550		42,054		557,342
Derivative financial assets for hedging		—		40,788		17,788		58,576
Disclosed fair value

Investment properties		—		—		2,304,583		2,304,583

Total	￦	6,970	￦	1,942,555	￦	2,859,566	￦	4,809,091

Liabilities
Other financial liabilities
Financial liabilities at fair value through profit or loss	￦	—	￦	38	￦	—	￦	38
Derivative financial liabilities for hedging		—		20,096		—		20,096

Total	￦	—	￦	20,134	￦	—	￦	20,134

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2017, 2018 and 2019

37.3 Transfers Between Fair Value Hierarchy Levels of Recurring Fair Value Measurements

There are no transfers between Level 1 and Level 2 of the fair value hierarchy for the recurring fair value measurements.

Details of changes in Level 3 of the fair value hierarchy for the recurring fair value measurements as at December 31, 2018 and 2019, are as follows:

	2018
	Financial assets				Financial liabilities
(In millions of Korean won)	Financial assets at fair value through profit or loss		Financial assets at fair value through other comprehensive income		Financial liabilities at fair value through profit or loss[2]		Derivative financial liabilities for hedging[1]
Beginning balance	￦	97,547	￦	238,517	￦	5,051	￦	17,725
Changes in accounting policy		32,745		2,085		—		—
Purchases		21,365		8,802		—		—
Reclassification		1,581		(296)		—		—
Changes in scope of consolidation		—		364		—		—
Sales		(1,852)		(1,099)		—		—
Amount recognized in profit or loss[1,2]		12,214		89		2,707		(17,255)
Amount recognized in other comprehensive income[1]		—		63,074		—		9,713

Ending balance	￦	163,600	￦	311,536	￦	7,758	￦	10,183

1	Amount recognized in profit or loss of derivative financial liabilities for hedging are comprised of both gain on valuation of derivatives and accumulated other comprehensive loss.
2	Amount recognized in profit or loss of derivative financial liabilities for hedging are comprised of loss on valuation of derivatives.

	2019
	Financial assets				Financial liabilities
(In millions of Korean won)	Financial assets at fair value through profit or loss		Financial assets at fair value through other comprehensive income		Derivative financial assets (liabilities) for hedging		Financial liabilities at fair value through profit or loss
Beginning balance	￦	163,600	￦	311,536	￦	(10,183)	￦	7,758
Purchases		584,671		6,081		—		—
Reclassification		225,873		(444,782)		—		—
Disposal		(485,419)		(941)		—		(9,734)
Amount recognized in profit or loss		6,416		—		14,462		1,976
Amount recognized in other comprehensive income		—		170,160		13,509		—

Ending balance	￦	495,141	￦	42,054	￦	17,788	￦	—

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2017, 2018 and 2019

37.4	Valuation Technique and the Inputs

Valuation techniques and inputs used in the recurring, non-recurring fair value measurements and disclosed fair values categorized within Level 2 and Level 3 of the fair value hierarchy as at December 31, 2018 and 2019, are as follows:

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

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2017, 2018 and 2019

	December 31, 2019
(In millions of Korean won)	Fair value		Level	Valuation techniques
Assets
Trade and other receivables
Financial assets at fair value through other comprehensive income	￦	1,256,266	2	DCF Model
Other financial assets
Financial assets at fair value through profit or loss		632,092	2,3	DCF Model, Adjusted net asset model
Financial assets at fair value through other comprehensive income		550,604	2,3	DCF Model
Derivative financial assets for hedging		58,576	2,3	Hull-White model, DCF Model
Investment properties		2,304,583	3	DCF Model
Liabilities
Other financial liabilities
Financial liabilities at fair value through profit or loss	￦	38	3	DCF Model, Comparable Company Analysis
Derivative financial liabilities for hedging		20,096	2,3	Hull-White model, DCF Model

37.5	Valuation Processes for Fair Value Measurements Categorized Within Level 3

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

In relation to this, details and changes of the total deferred difference for the years ended December 31, 2018 and 2019, are as follows:

	2018				2019
(In millions of Korean won)	Derivatives used for hedging		Derivative held for trading		Derivatives used for hedging		Derivative held for trading
I. Beginning balance	￦	6,532	￦	(5,647)	￦	5,107	￦	(2,824)
II. New transactions		—		—		—		—
III. Recognized at fair value through profit or loss		(1,425)		2,823		(1,425)		2,824

IV. Ending balance (I+II+III)	￦	5,107	￦	(2,824)	￦	3,682	￦	—

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2017, 2018 and 2019

38.	Interests in Unconsolidated Structured Entities

Details of information about its interests in unconsolidated structured entities, which the Group does not have control over, including the nature, purpose and activities of the structured entity and how the structured entity is financed, are as follows:

Classes of entities	Nature, purpose, activities and others
Real estate finance	A structured entity incorporated for the purpose of real estate development is provided with funds by investors’ investments in equity and borrowings from financial institutions (including long-term and short-term loans and issuance of Asset Backed Commercial Paper (“ABCP”) due in three months), and based on these, the structured entity implements activities such as real estate acquisition, development and mortgage loans. The structured entity repays loan principals with funds incurred from instalment house sales after the completion of real estate development or with collection of the principal of mortgage loan. The remaining shares are distributed to investors. As at December 31, 2019, this entity is engaged in real estate finance structured entity, and generates revenues by receiving dividends from direct investments in or receiving interests on loans to the structured entity. Financial institutions, including the Entity, are provided with guarantees including joint guarantees or real estate collateral from investors and others. Consequently, the entity is a priority over other parties in the preservation of claim. However, when the credit rating of investors and others decreases or when the value of real estate decreases, the entity may be obliged to cover losses.

PEF and investment funds	Minority investors including managing members contribute to Private Equity Fund (“PEF”) and investment funds incorporated for the purpose of providing funds to the small, medium, or venture entities, and the managing member implements activities such as investments in equity or loans based on the contributions. As at December 31, 2019, the entity is engaged in PEF and investment funds structured entity, and after contributing to PEF and investment funds, the entity receives dividends for operating revenues from these contributions. The entity is provided with underlying assets of PEF and investment funds as collateral. However, when the value of the underlying assets decreases, the entity may be obliged to cover losses.

Asset securitization	The Group transfers accounts receivable for handset sales to its Special Purpose Company (“SPC”) for asset securitization. SPC issues the asset-backed securities with accounts receivable for handset sales as an underlying asset, and makes payment for the underlying asset acquired.

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2017, 2018 and 2019

Details of scale of unconsolidated structured entities and nature of the risks associated with an entity’s interests in unconsolidated structured entities as at December 31, 2018 and 2019, are as follows:

	December 31, 2018
(In millions of Korean won)	Real Estate Finance		PEF and Investment Funds		Asset Securitization		Total
Total assets of unconsolidated structured entities	￦	1,429,910	￦	3,701,718	￦	2,751,208	￦	7,882,836
Assets recognized in statement of financial position
Other financial assets	￦	24,421	￦	94,075	￦	—	￦	118,496
Joint ventures and associates		7,293		166,159		—		173,452

Total	￦	31,714	￦	260,234	￦	—	￦	291,948

Maximum loss exposure[1]
Investment assets	￦	31,714	￦	260,234	￦	—	￦	291,948

Total	￦	31,714	￦	260,234	￦	—	￦	291,948

1

It includes the investments recognized in the Group’s consolidated financial statements and the amounts which are probable to be determined when certain conditions are met by agreements including purchase agreements, credit granting and others.

(In millions of Korean won)	December 31, 2019
	Real Estate Finance		PEF and Investment Funds		Asset Securitization		Total
Total assets of unconsolidated structured entities	￦	1,595,895	￦	4,060,992	￦	2,562,931	￦	8,219,818
Assets recognized in statement of financial position
Other financial assets	￦	15,816	￦	100,496	￦	—	￦	116,312
Joint ventures and associates		8,542		192,022		—		200,564

Total	￦	24,358	￦	292,518	￦	—	￦	316,876

Maximum loss exposure[1]
Investment assets	￦	24,358	￦	292,518	￦	—	￦	316,876

Total	￦	24,358	￦	292,518	￦	—	￦	316,876

1

It includes the investments recognized in the Group’s consolidated financial statements and the amounts which are probable to be determined when certain conditions are met by agreements including purchase agreements, credit granting and others.

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2017, 2018 and 2019

39.	Information About Non-controlling Interests

39.1	Changes in Accumulated Non-controlling Interests

Profit or loss allocated to non-controlling interests and accumulated non-controlling interests of subsidiaries that are material to the Group for the years ended December 31, 2017, 2018 and 2019 are as follows:

(In millions of Korean won)	December 31, 2017
	Non- controlling Interests rate (%)	Accumulated non-controlling interests at the beginning of the year		Profit or loss allocated to non-controlling interests		Dividend paid to non- controlling interests		Others		Accumulated non-controlling interests at the end of the year
KT Skylife Co., Ltd.	49.73%	￦	329,676	￦	9,395	￦	(9,817)	￦	(952)	￦	328,302
BC Card Co., Ltd.	30.46%		329,338		43,961		(29,490)		(4,742)		339,067
KT Powertel Co., Ltd.	55.15%		51,751		1,165		—		137		53,053
KT Hitel Co.,Ltd.	32.87%		51,798		870		—		478		53,146
KT Telecop Co., Ltd.	13.18%		103,532		381		—		(445)		103,468

(In millions of Korean won)	December 31, 2018
	Non- controlling Interests rate (%)	Accumulated non-controlling interests at the beginning of the year		Profit or loss allocated to non-controlling interests		Dividend paid to non- controlling interests		Others		Accumulated non-controlling interests at the end of the year
KT Skylife Co., Ltd.	49.73%	￦	328,302	￦	23,405	￦	(8,279)	￦	30,722	￦	374,150
BC Card Co., Ltd.	30.46%		339,067		28,418		(35,924)		13,986		345,547
KT Powertel Co., Ltd.	55.15%		53,053		(3,058)		—		2,870		52,865
KT Hitel Co.,Ltd.	32.87%		53,146		454		—		(1,264)		52,336
KT Telecop Co., Ltd.	13.18%		103,468		59		—		(170)		103,357

(In millions of Korean won)	December 31, 2019
	Non- controlling Interests rate (%)	Accumulated non-controlling interests at the beginning of the year		Profit or loss allocated to non-controlling interests		Dividend paid to non- controlling interests		Others		Accumulated non-controlling interests at the end of the year
KT Skylife Co., Ltd.	49.73%	￦	374,150	￦	10,029	￦	(8,279)	￦	6	￦	375,906
BC Card Co., Ltd.	30.46%		345,547		37,795		(18,900)		53,033		417,475
KT Powertel Co., Ltd.	55.15%		52,865		1,751		—		(340)		54,276
KT Hitel Co.,Ltd.	32.87%		52,336		1,720		—		653		54,709
KT Telecop Co., Ltd.	13.18%		103,357		(588)		—		(99,119)		3,650

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2017, 2018 and 2019

39.2	Summarized Financial Information on Subsidiaries

The summarized financial information for each subsidiary with non-controlling interests that are material to the Group before inter-company eliminations is as follows:

Summarized consolidated statements of financial position as at December 31, 2017, 2018 and 2019, are as follows:

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

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2017, 2018 and 2019

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

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2017, 2018 and 2019

	December 31, 2019
(In millions of Korean won)	KT Skylife Co., Ltd.		BC Card Co., Ltd.		KT Powertel Co., Ltd.		KT Hitel Co., Ltd.		KT Telecop Co., Ltd.
Non-controlling Interests rate (%)		49.73%		30.46%		55.15%		32.87%		13.18%
Current assets	￦	459,077	￦	2,580,634	￦	86,465	￦	115,694	￦	55,908
Non-current assets		389,199		1,332,348		31,587		164,124		223,969
Current liabilities		123,506		2,452,219		17,757		62,378		64,218
Non-current liabilities		19,333		142,013		2,009		12,391		89,622
Equity		705,437		1,318,750		98,286		205,049		126,037
Operating revenue		704,996		3,553,008		62,846		323,065		332,063
Profit or loss for the year		56,008		115,885		3,085		1,426		(4,875)
Total comprehensive income (loss)		55,936		289,122		2,469		(1,840)		(6,558)
Cash flows from operating activities		152,549		429,331		780		49,870		52,693
Cash flows from investing activities		(101,594)		(419,894)		(9,525)		(50,138)		(44,393)
Cash flows from financing activities		(18,833)		(5,744)		(687)		(1,860)		(5,227)
Net increase (decrease) in cash and cash equivalents		32,122		3,693		(9,432)		(2,128)		3,073
Cash and cash equivalents at beginning of year		31,728		275,089		15,649		39,186		5,708
Exchange differences		—		380		—		(15)		—
Cash and cash equivalents at end of year		63,850		279,162		6,217		37,043		8,781

39.3	Transactions with Non-controlling Interests

The effect of changes in the ownership interest on the equity attributable to owners of the Group during 2017, 2018 and 2019 is summarized as follows:

(In millions of Korean won)	2017		2018		2019
Carrying amount of non-controlling interests acquired	￦	(732)	￦	(194)	￦	(9,566)
Consideration paid to non-controlling interests		6,173		11,312		484

Excess of consideration paid recognized in parent’s equity	￦	5,441	￦	11,118	￦	(9,082)

40.	Changes in Accounting Policies

As explained in Note 2.2, the Group has adopted IFRS 16, modified retrospectively, from January 1, 2019, but has not restated comparatives for the 2018 reporting period, as permitted under the specific transitional provisions in the standard. The reclassifications and the adjustments arising from the new leasing rules are, therefore, recognized in the consolidated statement of financial position on January 1, 2019.

On adoption of IFRS 16, the Group recognized lease liabilities in relation to leases which had previously been classified as ‘operating leases’ under the principles of IAS 17. These liabilities

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2017, 2018 and 2019

were measured at the present value of the remaining lease payments, discounted using the lessee’s incremental borrowing rate as at January 1, 2019. The weighted average lessee’s incremental borrowing rate applied to the lease liabilities on January 1, 2019 was 3.49%.

For leases previously classified as ‘finance leases’, the Group recognized the carrying amount of the lease asset and lease liability immediately before transition as the carrying amount of the right-of-use asset and the lease liability at the date of initial application. The measurement principles of IFRS 16 are only applied after that date.

(1)	Use of practical expedients

In applying IFRS 16 for the first time, the Group used the following the practical expedients permitted by the standard:

•	the use of a single discount rate to a portfolio of leases with reasonably similar characteristics

•	reliance on previous assessments on whether leases are onerous

•	the accounting for operating leases with a remaining lease term of less than 12 months as at January 1, 2019, as short-term leases

•	the exclusion of initial direct costs for the measurement of the right-of-use asset at the date of initial application, and

•	the use of hindsight in determining the lease term where the contract contains options to extend or terminate the lease

The Group has also elected not to reassess whether a contract is, or contains a lease at the date of initial application. Instead, for contracts entered into before the transition date, the Group relied on its assessment made applying IAS 17 and IFRIC 4 Determining whether an Arrangement contains a Lease.

(2)	Measurement of lease liabilities

(In millions of Korean won)	2019
Operating lease commitments as at December 31, 2018[1]	￦	675,658

Discounted using the lessee’s incremental borrowing rate of at the date of initial application		643,375
Add: finance lease liabilities recognized as at December 31, 2018		163,858

Lease liability recognized as at January 1, 2019	￦	807,233

Of which are:
Current lease liabilities	￦	336,530
Non-current lease liabilities		470,703

	￦807,233

1	It excluded short-term leases and leases for which the underlying asset is of low value.

(3)	Measurement of right-of-use assets

Right-of-use assets were measured at the amount equal to the lease liability, adjusted by the amount of any prepaid or accrued lease payments relating to that lease recognized in the consolidated statement of financial position as at December 31, 2018.

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2017, 2018 and 2019

(4)	Adjustments to the consolidated statement of financial position at initial adoption

The change in accounting policy affected the following items in the consolidated statement of financial position on January 1, 2019:

•	property and equipment: decrease by ￦ 210,028 million

•	intangible assets: decrease by ￦ 26,207 million

•	right-of-use assets: increase by ￦ 899,783 million

•	investment properties: increase by ￦ 46,666 million

•	lease receivables: increase by ￦ 14,659 million

•	prepayments: decrease by ￦ 8 million

•	prepaid expenses: decrease by ￦ 84,033 million

•	other liabilities: increase by ￦ 590 million

•	lease liabilities: increase by ￦ 643,375 million

•	revenue: increase by ￦ 757 million

The net impact on retained earnings on January 1, 2019, was a decrease of ￦ 3,890 million.

(5)	Accounting for lessor

The Group did not have to adjust the accounting for assets held by a lessor in accordance with IFRS 16.

41.	Events after Reporting Period

As novel Coronavirus (COVID-19) announced pandemic by WHO (World Health Organization) continues to spread adversely affecting the global economy and financial markets around the world, the Group is taking a variety of measures to ensure the availability of its critical infrastructure, promote the safety of the Group’s employees and support the communities. The ongoing pandemic of COVID-19 and the recurrence of other infectious disease, may adversely affect financial condition or operational results.

To reduce and stop the spread of COVID-19, public and private organizations have announced policies and initiatives such as travel restrictions, social distancing, work-from-home and online education/training by companies and institutions, that could influence the Group’s operations and ways customers use the Group’s networks and other products and services.

In addition, COVID-19 has influenced, and could continue to influence, the demand for products and services, the ways in which customers use products and services and suppliers’ and vendors’ ability to provide products and services to us.

At this time the Group is not able to estimate the impact of COVID-19 on the financial or operational results. If COVID-19 or other types of infectious diseases cannot be effectively contained, the Group’s financial condition or operational results may be adversely affected.